Form 20-F
period 1997-12-31
ABN AMRO HOLDING N V; ABN AMRO BANK NV
filed 1998-04-20
CIK 1038727, 897878

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                                   Form 20-F

(Mark One)
   [ ]         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                        OF THE SECURITIES EXCHANGE ACT OF 1934
                                          OR
   [X]           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934
                     For the fiscal year ended December 31, 1997
                                          OR
   [ ]         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 1-14624

                             ABN AMRO HOLDING N.V.
                               ABN AMRO BANK N.V.
           (Exact name of Registrants as specified in their charters)

                                THE NETHERLANDS
                (Jurisdiction of incorporation or organization)

                      FOPPINGADREEF 22, 1102 BS AMSTERDAM
                                THE NETHERLANDS
                    (Address of principal executive offices)

     Securities registered pursuant to Section 12(b) of the Act.

                   TITLE OF EACH CLASS                      NAME OF EACH EXCHANGE ON WHICH REGISTERED
                   -------------------                      -----------------------------------------
Ordinary Shares(1)........................................  New York Stock Exchange(1)
American Depositary Shares, each representing one Ordinary
  Share...................................................  New York Stock Exchange

---------------

(1) Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange

     Securities registered pursuant to Section 12(g) of the Act.

                                   None

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                   None

     Indicate the number of outstanding shares of ABN AMRO Holding N.V.'s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares (NLG 1.25)..................................  1,410,279,913
Non-cumulative Preference Shares (NLG 5.00).................    362,503,010
Convertible Preference Shares (NLG 5.00)....................      2,078,833
Priority Share (NLG 5.00)...................................              1

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days.

                              Yes [X]       No [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow.

                         Item 17 [ ]       Item 18 [X]
================================================================================

                               TABLE OF CONTENTS

                             ABN AMRO HOLDING N.V.
                               ABN AMRO BANK N.V.

                                                                    PAGE
                                                                    ----
Certain Definitions...............................................   ii
Enforcement of Civil Liabilities..................................   ii
Presentation of Information.......................................   ii
Cautionary Statement on Forward-Looking Statements................  iii
Exchange Rates....................................................  iii
ITEM  ITEM CAPTION
----  ------------------------------------------------------------
                                    PART I
1.    Description of Business.....................................    1
2.    Description of Property.....................................   44
3.    Legal Proceedings...........................................   44
4.    Control of Registrant.......................................   44
5.    Nature of Trading Market....................................   46
6.    Exchange Controls and Other Limitations Affecting Security
        Holders...................................................   48
7.    Taxation....................................................   48
8.    Selected Financial Data.....................................   51
9.    Management's Discussion and Analysis of Financial Condition
        and Results of Operations.................................   56
9A.   Quantitative and Qualitative Disclosures About Market
        Risk......................................................   79
10.   Directors and Officers of Registrant........................   79
11.   Compensation of Directors and Officers......................   81
12.   Options to Purchase Securities from Registrant or
        Subsidiaries..............................................   82
13.   Interest of Management in Certain Transactions..............   82

                                   PART II
14.   Description Of Securities To Be Registered..................   82

                                   PART III
15.   Defaults Upon Senior Securities.............................   82
16.   Changes in Securities and Changes in Security for Registered
        Securities and Use of Proceeds............................   82

                                   PART IV
17.   Financial Statements........................................   83
18.   Financial Statements........................................   83
19.   Financial Statements and Exhibits...........................   83

                              CERTAIN DEFINITIONS

     As used herein, "Holding" means ABN AMRO Holding N.V., "ABN AMRO" means Holding and its subsidiaries and the "Bank" means ABN AMRO Bank N.V. and its subsidiaries.

     As used herein, "NLG" refers to Dutch guilders and "USD" or "$" refers to U.S. dollars.

                        ENFORCEMENT OF CIVIL LIABILITIES

     Holding is organized under the laws of The Netherlands and the members of its Supervisory Board (with one exception) and its Managing Board are residents of The Netherlands or other countries outside the United States. Although certain ABN AMRO affiliates have substantial assets in the United States, substantially all of Holding's assets and the assets of the members of the Supervisory Board and the Managing Board are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon Holding or such persons or to enforce against Holding or such persons in United States courts judgments of such courts predicated upon the civil liability provisions of United States securities laws. Holding has been advised by legal counsel in The Netherlands that the United States and The Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon United States federal securities laws, would not be enforceable in The Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in The Netherlands, such party may submit to a Dutch court the final judgment which has been rendered in the United States. If the Dutch court finds that the jurisdiction of the federal or state court in the United States has been based on grounds that are internationally acceptable and that the final judgment concerned results from proceedings compatible with Dutch concepts of due process, to the extent that the Dutch court is of the opinion that reasonableness and fairness so require, the Dutch court would, in principle, under current practice, recognize the final judgment that has been rendered in the United States and generally grant the same claim without relitigation on the merits, unless the consequences of the recognition of such judgment contravene public policy in The Netherlands.

                          PRESENTATION OF INFORMATION

     Holding was incorporated under Dutch law on May 30, 1990. Holding owns all of the shares of the Bank, and itself has no material operations.

     The consolidated financial statements of ABN AMRO include the consolidated financial statements of the Bank, which itself had total assets of NLG 837 billion as of December 31, 1997. As of such date and for the year then ended, the Bank accounted for approximately 100% of ABN AMRO's consolidated assets, consolidated total revenue and consolidated net profit.

     Unless otherwise indicated, the financial information contained in this Annual Report on Form 20-F (the "Report") has been prepared in accordance with Dutch generally accepted accounting principles ("Dutch GAAP"), which, as disclosed in note 43 to the Consolidated Financial Statements, vary in certain significant respects from accounting principles generally accepted in the United States ("U.S. GAAP").

     Unless otherwise indicated, (i) references to loans include advances, finance leases and operating leases, (ii) market share statistics for the Netherlands Division are based on monthly compilations of statistics by De Nederlandsche Bank N.V. (the "Dutch Central Bank") and (iii) geographic analyses of loans are, unless otherwise specifically indicated, based on the location of the branch or office from which the loan is made.

     All annual averages in this Report are based on month-end figures. Management does not believe that such month-end averages present trends materially different than those that would be presented by daily averages. As used herein, 1 billion equals 1,000,000,000.

     All Ordinary Share and per share data have been retroactively adjusted for a four-for-one stock split of the Ordinary Shares effected on May 12, 1997.

               CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

     Certain of the statements contained in this Report that are not historical facts, including, without limitation, certain statements made in the sections hereof entitled Item 1 -- "Description of Business," Item 5 -- "Nature of Trading Market," Item 8 -- "Selected Financial Data," and Item 9 -- "Management's Discussion and Analysis of Financial Condition and Results of Operations," are statements of future expectations and other forward-looking statements under Section 21E under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation,
(i) general economic conditions, (ii) performance of financial markets, (iii) interest rate levels, (iv) currency exchange rates, including the Dutch guilder-U.S. dollar exchange rate, (v) changes in laws and regulations, including monetary convergence and the European Monetary Union, (vi) changes in the policies of central banks and/or foreign governments and (vii) competitive factors, in each case on a global, regional and/or national basis. See Item 9 -- "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Introduction."

                                 EXCHANGE RATES

     The following table shows, for the years indicated, certain information regarding the noon buying rate in the City of New York for cable transfers in Dutch guilders as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") expressed in Dutch guilders per U.S. dollar.

                                                                   AVERAGE
                     YEAR                         PERIOD END(1)   RATE(1)(2)   HIGH   LOW
                     ----                         -------------   ----------   ----   ----
1993...........................................       1.95           1.87      1.96   1.76
1994...........................................       1.74           1.81      1.98   1.67
1995...........................................       1.60           1.60      1.75   1.52
1996...........................................       1.73           1.69      1.76   1.61
1997...........................................       2.03           1.96      2.12   1.73

---------------

(1) In certain cases, the Noon Buying Rate at such dates differed from the rates used in preparation of the Consolidated Financial Statements. See "Currency Translation" under "Accounting Policies" in the Consolidated Financial Statements.

(2) The average rate for each period is the average of the Noon Buying Rates on the last day of each month during the period.

     A significant portion of the assets and liabilities of ABN AMRO are denominated in currencies other than Dutch guilders. Accordingly, fluctuations in the value of the Dutch guilder relative to other currencies have had an effect on the financial performance of ABN AMRO. See Item 9 -- "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, changes in the exchange rate between the Dutch guilder and the U.S. dollar are reflected in the U.S. dollar equivalent to the price of the Ordinary Shares on the AEX Stock Exchange and, as a result, affect the market price of Holding's American Depositary Shares ("ADSs") in the United States. Cash dividends are paid by Holding in respect of the Ordinary Shares in Dutch guilders, and exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs on conversion by Morgan Guaranty Trust Company of New York, the Depositary for the ADSs (the "Depositary"), of such dividends.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

     ABN AMRO is a "universal banking" group offering a wide range of commercial and investment banking products and services on a global basis through its network of approximately 1,900 offices and branches in 71 countries. ABN AMRO is one of the largest banking groups in the world, with total consolidated assets of NLG 836.4 billion at December 31, 1997. According to The Banker, ABN AMRO was the fifteenth-largest banking group in the world based on total consolidated assets and the eighth-largest based on Tier 1 capital at June 30, 1997 and the tenth largest banking group in the world based on 1997 pre-tax operating profit. In addition to being the largest banking group based in The Netherlands, ABN AMRO also has a substantial presence in the United States, where it is the largest foreign banking group based on total assets held in the country.

     The Bank is the result of a merger, effective September 22, 1991, between Algemene Bank Nederland N.V. ("ABN") and Amsterdam-Rotterdam Bank N.V. ("AMRO"). Prior to the merger, ABN and AMRO were, respectively, the largest and second-largest banks in The Netherlands. Holding was incorporated under Dutch law on May 30, 1990 and is the holding company of the Bank. Holding and the Bank are limited liability corporations duly incorporated under the laws of The Netherlands. Since the combination, ABN AMRO has more than doubled its net profit. This performance reflects ABN AMRO's broad diversification of revenue sources and risks on the basis of geography and products, its leading position in its home market in The Netherlands, and a cautious management approach that focuses on shareholder value, profitability and cost control.

     At the time of the combination, the senior management of Holding stated that ABN AMRO's principal long-term financial objectives were average annual growth, based on Dutch GAAP, in earnings per share of at least 6% and return on equity of at least 12%. These financial objectives have been surpassed, with annual growth in earnings per share averaging 10.9% in the years 1990 to 1997 and return on equity improving from 10.0% to 15.7% during the same period. As a result, management has established higher long-term financial objectives of average annual growth in earnings per Ordinary Share of at least 7.5%, average annual growth in net profit of at least 10% and return on shareholders' equity of at least 13%, based on Dutch GAAP. There can be no assurance that these objectives will be achieved. In light of the volatility of financial markets, ABN AMRO's results may fluctuate from year to year.

     ABN AMRO's strategy is to use its strong capital base to pursue both organic growth and expansion through acquisitions with the goal of enhancing its position in key regions, broadening the range of products and services offered and entering new markets that it believes have significant long-term growth and profitability potential without compromising its ability to achieve its targets for financial performance. In targeting countries outside its "home" markets of The Netherlands and the Midwestern U.S., the Bank targets relatively homogeneous market areas which offer an attractive macroeconomic environment and adequate critical mass for commercial, consumer and investment banking and an opportunity to be among the top five universal banks. ABN AMRO has acquired a number of banks and other financial services companies in recent years. Bank acquisitions include the 1996 acquisitions of Columbia National Bank and other branches in the Midwestern United States, and the May 1997 acquisition of Standard Federal Bancorporation ("Standard Federal"), also in the Midwestern U.S. Investment banking firms acquired include Alfred Berg in Scandinavia and HG Asia based in Hong Kong in 1995, The Chicago Corporation in the United States in early 1997 and the Australian operations of BZW in early 1998. Reflecting the Bank's increased focus on emerging markets, the Bank acquired Magyar Hitel Bank in Hungary in 1996, where ABN AMRO has become the fourth-largest bank, and has executed an agreement, subject to due diligence and other conditions, to acquire 75% of the equity of Bank of Asia in Thailand, where the Bank already had significant operations. In March 1997, the Bank completed the sale of MeesPierson, a subsidiary that engaged in commercial lending and investment banking activities.

     Holding has a two-tier system of corporate governance, consisting of a supervisory board (the "Supervisory Board") and a managing board (the "Managing Board"). The Supervisory Board has the power to appoint and discharge members of the Managing Board and the right to approve certain important management decisions, in addition to exercising general supervisory authority over the affairs of ABN AMRO and advising the Managing Board in connection with its management of ABN AMRO. Members of the Supervisory Board serve for four-year terms, subject to reappointment, resignation, death, dismissal by a court or agreed mandatory retirement at age 70. Members are appointed by the Supervisory Board itself, subject, in part, to the right of the shareholders' committee of Holding, pursuant to authority delegated to it by the general meeting of shareholders, to recommend and, on certain limited grounds, contest a replacement. Because of Holding's system of corporate governance and other corporate arrangements relating to control of Holding, and because the holders of Ordinary Shares of Holding are entitled to vote on only a limited range of matters, holders of Ordinary Shares have only limited control over Holding's Supervisory Board and Managing Board and the affairs of Holding. See Item 4 -- "Control of Registrant," and Item 10 -- "Directors and Officers of Registrant."

     The Bank traces its origin to the formation of the "Nederlandsche Handel-Maatschappij, N.V." in 1825 pursuant to a Dutch Royal Decree of 1824.

OPERATING DIVISIONS

     The Bank and its numerous subsidiaries are organized into three operating divisions: the Netherlands Division, the International Division and the Investment Banking and Global Clients Division ("IB&GC Division"). In addition, the Bank owns ABN AMRO Lease Holding N.V. ("ABN AMRO Lease Holding"), an independently managed subsidiary. The operating divisions are supported by common staff functions that include the Risk Management Division, the Resources Management Division and Policy Support.

     The following table indicates for 1997 the contribution made to total revenue, total operating profit before taxes and risk-weighted total assets by each operating division and ABN AMRO Lease Holding, as well as an analysis of offices and branches by division and independent subsidiary.

                                                  OPERATING PROFIT    RISK-WEIGHTED     OFFICES AND
                                 TOTAL REVENUE      BEFORE TAXES       TOTAL ASSETS      BRANCHES
                                ---------------   ----------------   ----------------   -----------
                                 (IN MILLIONS OF NLG EXCEPT PERCENTAGES AND OFFICES AND BRANCHES)
Netherlands Division..........   7,219    30.4%   2,146        37.1% 146,310    31.8%        962
International Division........  11,582    48.7    2,681        46.3  238,412    51.9         856(1)
IB&GC Division................   4,004    16.8      930        16.1   63,407    13.8          61(1)
ABN AMRO Lease Holding........     884     3.7      239         4.1   11,676     2.5          30
Non-allocated results.........      79     0.4      185         3.2
Addition to Fund for general
  banking risks...............                     (395)       (6.8)      --       --            --
                                ------   ------   -----    ------    -------   ------      -----
Total.........................  23,768   100.0%   5,786       100.0% 459,805   100.0%      1,888
                                ======   ======   =====    ======    =======   ======      =====

---------------

(1) 21 offices are shared by the International and IB&GC Divisions.

NETHERLANDS DIVISION

     Operating through the Bank's network of approximately 1,000 branches and complementary distribution channels such as electronic and telephone banking, the Netherlands Division provides a wide range of retail and corporate banking products and services, including deposit accounts, commercial and personal loans, mortgage lending, consumer finance, electronic banking, payment and securities brokerage services and insurance. The Bank services the entire Dutch retail and corporate banking market, with products and services targeted to the financial needs of specific customers.

     Although one of the smaller countries in Western Europe in terms of territory and population, The Netherlands is one of the wealthier countries in Europe, with a per capita income of NLG 45,100 ($23,100) in 1997. The small size and high population density of The Netherlands, a relatively saturated banking market and a liberal regulatory environment in the financial services industry, among other factors, have led to a consolidation of the financial services sector in The Netherlands into relatively few major institutions, including ABN AMRO.

     At December 31, 1997, the Netherlands Division had total customer loans of NLG 161.8 billion and total customer deposits of NLG 167.4 billion, resulting in a 21% share of total lending and a 27% share of total customer deposits and making ABN AMRO one of the leading financial institutions in The Netherlands. Lending activity is composed of commercial lending to small, medium-sized and large corporations (48% of total private sector loans of the Netherlands Division at December 31, 1997) and home mortgage and other retail lending (representing 52% of such total private sector loans at the same date). Retail and corporate customers hold approximately 3.5 million and 0.5 million current accounts, respectively, which provide the Bank with a stable source of funding.

     During the last several years, ABN AMRO's strategy has been to enhance the profitability of the Netherlands Division by rationalizing the branch network through a reduction in branches and headcount and by encouraging customers to use efficient payment channels. ABN AMRO has also sought to increase revenues by marketing higher valued added products and services, such as private banking services for high net worth customers and small- and medium-sized institutional investors and life insurance and annuities, and by broadening its distribution channels through electronic banking, cash dispensers, direct mail and "ABN AMRO 24 x 7," an around-the-clock telephone banking and securities trading services started in 1996.

     ABN AMRO intends to substantially expand its insurance operations in future years. This approach reflects ABN AMRO's belief that, in the long term, only the integrated delivery of banking and insurance products will permit ABN AMRO to maintain quality and profitability standards in the Netherlands Division. ABN AMRO currently acts as insurer and authorized underwriting agent directly or through subsidiaries and also provides insurance brokerage activities.

     The Bank believes that a client-oriented approach is the key to the successful delivery of financial services in The Netherlands. The rapid individualization of client needs has made it increasingly difficult to identify market segments. In response, the Bank has transformed its 225 largest branches in The Netherlands into local businesses, operating with substantial autonomy and capable of providing on a real-time basis products and services responsive to client needs. With a broader delegation of authority to local branch managers, made possible in part by investments in information systems to improve marketing capabilities and to simplify credit approval procedures for consumer and smaller commercial loans, ABN AMRO has been able to eliminate a layer of management in its domestic branch network. The financial markets in The Netherlands are experiencing a rapid increase in competition, products and distribution channels. ABN AMRO believes that its success in the future will depend largely on the fast, innovative and effective development of new products and services, in combination with targeted marketing.

INTERNATIONAL DIVISION

     The International Division provides banking and other financial services, including complex financial products, to ABN AMRO's multinational corporate client base through its network of more than 850 offices and branches in 66 countries and territories worldwide. Through acquisitions of local financial services businesses and organic growth, ABN AMRO has established, in selected countries, a significant local business franchise, which provides banking and other financial products and services to consumers and middle market corporate customers. This is a strategy which ABN AMRO intends to pursue on a selective basis through potential acquisitions of strong local banks in major economies or emerging markets. In considering expansion into a particular geographic region, ABN AMRO evaluates not only the local opportunity but also the potential for contribution to the rest of ABN AMRO's global network.

     Senior bankers within the International Division are responsible for managing worldwide relationships with ABN AMRO's largest corporate and institutional clients. In general, the focus of these bankers is on high value added products and services, including off balance sheet instruments, that generate fee income, and to high quality delivery of more conventional corporate banking services.

     The following table indicates the contribution for 1997 made to total revenue, total operating profit before taxes and total risk-weighted assets by each region in the International Division, as well as an analysis of offices and branches of the International Division at December 31, 1997 by region.

                                                  OPERATING PROFIT                           OFFICES AND
                                TOTAL REVENUE       BEFORE TAXES      RISK-WEIGHTED ASSETS    BRANCHES
                               ---------------    ----------------    --------------------   -----------
                                   (IN MILLIONS OF NLG EXCEPT PERCENTAGES AND OFFICES AND BRANCHES)
Europe (excluding The
  Netherlands)...............   2,575    22.2%      560        20.9%    58,773         24.7%     173
North America................   6,051    52.3     1,505        56.1    128,512         53.9      439
South and Central America....   1,614    13.9       547        20.4     12,263          5.1      121
Middle East and Africa.......     219     1.9        61         2.3        240          0.1       70
Asia/Pacific.................   1,123     9.7         8         0.3     38,624         16.2       53
                               ------   ------    -----    ------      -------     ------        ---
Total International
  Division...................  11,582   100.0%    2,681       100.0%   238,412        100.0%     856
                               ======   ======    =====    ======      =======     ======        ===

Europe (excluding The Netherlands)

     ABN AMRO uses its network of 173 offices and branches in 27 European countries and territories outside The Netherlands, including all of the current member states of the European Union, to deliver sophisticated corporate banking and other financial services to multinational and large local corporations, such as trade finance, structured and project finance, electronic banking services, cash management and netting of international payments. ABN AMRO also provides private banking services to clients in, among other countries, Switzerland, France, Luxembourg and Germany.

     ABN AMRO believes that its substantial European operations are a key ingredient in its ability to successfully market the underwriting, advisory, trading and structured finance services to ABN AMRO's largest corporate clients. ABN AMRO is preparing for the introduction of the single European currency, the Euro, on January 1, 1999, by making substantial investments in information technology, adapting existing products to the Euro and developing new products for the Euro environment. ABN AMRO's Euro strategy is to offer flexibility to individual and business customers worldwide, with customers deciding for themselves which products they want converted and when. With a presence in all European Union countries, ABN AMRO believes that it will be well placed to take advantage of new opportunities offered by the impending arrival of the Euro. The Bank also believes that the advent of the Euro increases the attractiveness of acquisitions of other banks and other financial institutions in Western Europe.

     ABN AMRO believes that Central and Eastern Europe continue to provide attractive opportunities for growth. In response, a significant component of ABN AMRO's strategy in Europe is to expand its office network in Central and Eastern Europe to facilitate the delivery of banking services to large corporate clients. ABN AMRO has established significant consumer banking operations in Hungary and Poland through the acquisition of local banks, and currently has offices in the Czech Republic, Romania, Russia, Uzbekistan and Kazakstan.

North America

     ABN AMRO is the largest foreign banking group in the United States, based on total assets held in the U.S. of NLG 197 billion ($98 billion) at December 31, 1997, with 435 offices and branches and 16,864 full-time equivalent employees in the country. ABN AMRO also has offices and branches in Canada and Mexico.

     ABN AMRO's principal U.S. banking operations are in the Midwest. ABN AMRO first achieved a substantial presence in that market with its 1979 acquisition of LaSalle Bank. During the next 13 years, smaller financial institutions in the Chicago metropolitan area were acquired and then combined under the LaSalle name. The banks and savings institutions which form the LaSalle group (the "LaSalle Group") comprise one of the largest banking groups in the Chicago metropolitan area. The LaSalle Group provides retail and private banking services in the Chicago metropolitan area, and home mortgage banking services as well as small and middle market business loans in the Midwest and other regions. In 1997 ABN

AMRO acquired Standard Federal Bancorporation, Inc., the parent of Standard Federal Bank and its Bell Federal Bank division in Chicago, for an aggregate cash purchase price of approximately $1.9 billion. The branches of Standard Federal Bank continue to operate under the Standard Federal name and operate as a stand-alone federal savings bank. The mortgage origination and servicing entities of the LaSalle group and Standard Federal have been integrated and are the ninth largest mortgage originators in the United States.

     In the metropolitan New York city area ABN AMRO owns European American Bank ("EAB"), which provides retail banking, private banking, and small and middle market business loans. EAB also issues and administers credit cards, both under its own name and for third parties, and also recently entered the equipment leasing business.

     In addition, ABN AMRO operates eleven branches or agencies in major cities throughout the United States that are dedicated primarily to servicing major local corporations and large multinational corporations in their U.S. activities.

     One of ABN AMRO's capital markets subsidiaries, ABN AMRO Securities (USA), has section 20 Tier 1 and 2 powers granted by the Federal Reserve Board, which enables it to underwrite and trade corporate debt and equity securities (subject to regulatory limitations). On January 2, 1997, ABN AMRO acquired The Chicago Corporation, a Chicago-based investment bank. This acquisition operates under the name ABN AMRO Incorporated and provides ABN AMRO with futures, securities and options clearing and trading capability as well as the opportunity to expand the range of investment banking services that ABN AMRO can offer to middle market corporate customers, particularly in the midwestern United States. In January 1998 ABN AMRO Incorporated entered into a definitive agreement for its U.S. affiliates to acquire the business and substantially all of the assets of Sage Clearing Limited Partnership, a leading market maker clearing firm.

South and Central America

     ABN AMRO has 121 offices and branches in 13 South and Central American countries. This network, which includes offices opened in Colombia in 1997, facilitates the delivery of trade finance and other banking services to multinational corporations and other businesses, as well as structured finance and capital markets services particularly in Argentina, Brazil and Chile. Through extensive local branch networks ABN AMRO also provides consumer banking services in Brazil and Argentina. ABN AMRO is seeking to expand its consumer banking operations in Brazil, Argentina and Chile, with a view to becoming a leading regional network bank. Operations in Aruba and The Netherlands Antilles provide trust and asset management services to wealthy individuals and corporations. ABN AMRO's strong results in this region have largely been attributable to its Brazilian consumer finance business, which, since 1994, has grown substantially, while achieving high margins, as a result of the consumer finance boom in that country triggered by the introduction of the Brazilian government's currency stabilization program. ABN AMRO has experienced declining interest margins in Brazil as inflationary expectations have declined.

Middle East and Africa

     In the Middle East ABN AMRO has offices in Bahrain (where an Islamic Banking unit was initiated in 1997), the United Arab Emirates and Lebanon and, through its 40% interest in Saudi Hollandi Bank, in Saudi Arabia. In Africa the Bank's operations are located in Morocco, Kenya and South Africa. ABN AMRO's network in this region comprises of 70 offices.

Asia/Pacific

     ABN AMRO's network of 53 offices and branches in this region is extensive, with locations in Australia, China, Hong Kong, India, Indonesia, Japan, Malaysia, Myanmar, Pakistan, the Philippines, Singapore, South Korea, Sri Lanka, Taiwan, Thailand and Vietnam. The corporate banking activities of ABN AMRO in the Asia-Pacific region have emphasized project finance, reflecting the financing requirements of the region for major infrastructure improvements, energy facilities and telecommunications. In 1995, ABN AMRO established a new headquarters in Singapore to centralize management and product specialists for the region. Despite the crisis in the Asian financial markets in the second half of 1997, ABN AMRO remains committed to the goal of substantially increasing the contribution of Asian operations, and is looking for acquisitions in select Asian countries. The Bank recently agreed (subject to completion of due diligence and regulatory and shareholder approvals) to purchase 75% of the equity of Bank of Asia, a Thai bank focusing principally on middle market corporate and retail customers, for an initial purchase price of NLG 380 million, with the final purchase price to be determined based on Bank of Asia's net book value at December 31, 1999. ABN AMRO believes that the increasing demand for sound financial counterparties and the resumption over time of long-term growth in the region will lead to demand for corporate banking and consumer banking services from well-positioned financial institutions. ABN AMRO provides consumer banking services in Indonesia and Thailand, and, to a lesser extent, Taiwan, and ABN AMRO intends to enter the consumer banking market in other select Asian countries.

IB&GC DIVISION

     The IB&GC Division provides integrated investment banking services globally to large corporations, governments, institutional investors and private investors in 64 countries. ABN AMRO is one of the largest European securities firms in terms of geographic spread, new issues activities, trading and placement volume and research. The Division's principal services are capital markets and treasury activities, financial advisory and merger and acquisition services, asset management, trust services, and capital investment and structured project finance. The IB&GC Division is also responsible for ABN AMRO's trading activities on behalf of clients and for its own account in government and corporate debt securities, equity securities, currencies and derivative instruments. Effective April 1, 1998, the Division has been renamed the Investment Banking Division.

     Over the past years ABN AMRO has acquired a number of major investment banking businesses in various important territories around the world. These include Hoare Govett in the UK, CIMO in Italy, Alfred Berg in Scandinavia, Chicago Corporation in the USA, HG Asia in the Far East and a stake in Huysamer Stals in South Africa. Most recently, ABN AMRO acquired the business of BZW in Australia and New Zealand. In addition, ABN AMRO has established or acquired a number of securities subsidiaries in the emerging markets of Poland, the Czech Republic, Hungary, Romania, Greece, Turkey and Russia and through an equity investment in Kazakhstan. In Latin America, investment banking operations have been established in Mexico, Brazil, Argentina, Chile and Venezuela.

     Effective February 9, 1998, ABN AMRO has adopted a common brand name for all its investment banking activities. This action reflects the integration of ABN AMRO's global wholesale finance and investment banking activities as part of ABN AMRO's universal banking strategy. The universal brand is indicative of the increasing pace of integration for ABN AMRO's investment banking activities managed on a global line of business basis, across product lines and locations, which in turn reflects the growing and diverse needs of the Bank's clients. Hoare Govett Corporate Finance Limited in the UK, Alfred Berg in the Nordic countries and ABN AMRO Rothschild, the Bank's equity capital markets joint venture with the Rothschild group, will continue to operate under their existing names.

     Capital markets and treasury trading activities are conducted principally from Amsterdam, London, Chicago, New York, Hong Kong and Singapore offices. ABN AMRO actively trades Dutch government, foreign government and corporate debt instruments, equity securities and currencies. The Bank aims to achieve a leading position in capital markets and treasury activities for the Euro, and to increase its distribution capabilities in higher margin products. Achievement of these objectives will require substantial investment in trading and emerging markets capabilities. After several years of expansion, ABN AMRO believes its derivatives trading capacity is now sufficient to meet the demands of corporate and institutional clients.

     The ABN AMRO Rothschild joint venture, established on July 1, 1996, has made rapid progress and was awarded some prestigious mandates in international and domestic primary equity capital markets activities. In securities underwriting and financial advisory services, ABN AMRO believes that the relationships and distribution capacity of its integrated investment banking business and its high quality research capabilities, together with ABN AMRO Rothschild's ability to draw upon capital markets and financial advisory and merger and acquisition expertise centralized in London and Amsterdam, will enable ABN AMRO Rothschild to be selected as lead manager for an increasing number of equity capital market transactions.

     Financial advisory and merger and acquisition activities focus principally on Europe, Asia and certain South American markets.

     The IB&GC Division provides asset management services for institutional and individual clients, as well as trust and custody services. At December 31, 1997, ABN AMRO had NLG 155 billion of assets under management. The majority of asset management activities are conducted from three regional centers in Amsterdam/London, Chicago and Hong Kong, which perform not only portfolio management (both through investment funds and discretionary management) but also account management, marketing, institutional sales, product development and research.

     ABN AMRO also develops and markets complex financing structures for a large variety of industries and for other substantial investments in capital goods, as well as arranging for the financing of capital goods exports and large-scale project finance. An investment capital group provides capital to both newer enterprises as well as to management and leveraged buy outs in The Netherlands and, selectively, abroad.

ABN AMRO LEASE HOLDING

     ABN AMRO Lease Holding is a fleet and equipment leasing holding company operating, through numerous subsidiaries, in The Netherlands, 17 other European countries, the United States, Australia and New Zealand. ABN AMRO Lease Holding offers a wide variety of leasing services, such as fleet management, equipment leases and other services such as fuel cost management. In fleet leasing, ABN AMRO Lease Holding provides a comprehensive range of services for corporate users of vehicles, including financing, purchasing, maintenance, repairs, insurance and insurance claim processing. ABN AMRO Lease Holding currently has approximately 394,000 cars under management, making it the largest car leasing operation in Europe not affiliated with a major automobile manufacturer. Lease Plan, an ABN AMRO Lease Holding subsidiary, specializes in offering open calculation contracts which afford large corporate customers the opportunity to share in the residual value of leased vehicles.

GENERAL

Competition

     ABN AMRO operates in a highly competitive environment in all of its markets. Many large financial services groups compete in the provision of sophisticated banking and/or investment banking services to corporate and institutional customers on a global basis, while local banks and other financial services companies (which may be of substantial size) often provide significant competition within national markets. ABN AMRO also competes with other banks, money market funds and mutual funds for deposits and other sources of funds. In certain jurisdictions, many of ABN AMRO's competitors are not subject to the same regulatory restrictions as are applicable to members of the ABN AMRO group.

Employees

     At December 31, 1997, ABN AMRO had 74,935 employees. Approximately 7,000 of these employees hold managerial and executive positions. A breakdown of employees by division and independent subsidiary at December 31, 1997 is set forth in Item 9 -- "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     All of ABN AMRO's employees in The Netherlands, other than senior management, are covered by collective labor agreements which are periodically renegotiated on an industry-wide basis. The Bank participates in collective negotiations in the banking industry and has based its employment agreements with its employees on the relevant collective agreement. The current collective agreement expires on December 31, 1998.

     Under Dutch law, the Central Works Council of ABN AMRO in The Netherlands, whose members are elected by the employees, has certain defined powers, including the right to make non-binding recommendations for appointments to Holding's Supervisory Board and the right to enter objections against proposals for appointments to the Supervisory Board.

     ABN AMRO has not experienced any significant strike, work stoppage or labor dispute in recent years. Management considers its relations with its employees to be good.

                                RISK MANAGEMENT

     Virtually all of ABN AMRO's activities contain elements of risk. The most important types of risk are credit risk and cross-border risk, market risk, liquidity risk and operational and legal risk. Market risk has several components, including interest rate, currency and equity price risks.

     A major factor in risk management is the strong emphasis throughout the Bank on remaining alert to the various types of risk. The bank's corporate culture is dedicated to promoting continuous risk awareness. In 1997 the explicit formulation and communication of the "ABN AMRO Values" (integrity, teamwork, respect and professionalism) played an important role in this process.

     ABN AMRO's risk management policy is designed to identify and analyze credit risk, market risk and other risks, to set appropriate limits, and to continually monitor these risks and limits by means of reliable and up-to-date administrative and information systems. Risk management policies and systems require continuous modification and enhancement to reflect dynamic changes in markets and products. On the basis of a revised definition of cross-border risk, the Bank's policy on country risk exposure was modified in 1997 and new reporting and limit structures were implemented. The Bank's guidelines stipulate that risk-sensitive decisions must always be taken by at least two officers and, in most instances, by a specific committee of officers.

     The formulation of risk management policy and the monitoring of risks occur at the most senior management levels of ABN AMRO. The Managing Board regularly discusses risk management policies and meets to make major credit decisions at least twice a week. In addition, the Group Credit Committee and the Asset and Liability Committee, both established by the Managing Board, facilitate effective development of risk management policy and controls.

CREDIT RISK AND CROSS-BORDER RISK

     Credit risk encompasses all forms of counterparty exposure, i.e., where counterparties may default on their obligations to ABN AMRO in relation to lending, trading, hedging, settlement and other financial activities. The Group Credit Committee, in its policy-making capacity, is responsible for establishing the credit policies and the mechanisms, organization and procedures required to analyze, manage and control credit risk. In its approving capacity, the Group Credit Committee authorizes counterparty exposures subject to limits set by the Managing Board. The Risk Management Division is responsible for operating the overall framework for credit risk management.

     ABN AMRO has created regional risk management committees for The Netherlands, North America and Asia which have delegated authority to approve credits up to specified limits. Similarly, authority has also been delegated to individual countries and even local offices or branches. The level of authority depends on the size and sophistication of each entity and the importance of its market. The overall credit review framework also incorporates dedicated credit committees for capital markets products.

     ABN AMRO has a uniform standard for the presentation of credit proposals, which include the financial data of borrowers, and consistently works at improving the effectiveness and efficiency of the credit approval process. Delegation of approval authority and an increase in the use of information systems means that more time can be devoted to the evaluation of substantial and complex counterparty exposures and to monitoring the risk management organization.

     Year 2000 compliance is a major consideration in risk analysis and loan portfolio management. Based on general guidelines, ABN AMRO seeks to verify whether clients have adequately identified the Year 2000 problems and risks for their business operations, and the progress they have made in managing these problems and risks.

     One recent development has been the implementation of the "value-at-risk" concept. The aim of this measure is to increase the availability and quality of expert tools for monitoring and management and to provide an additional support tool for individual credit analysis and decision-making.

     As in the two previous years, specific provisions for loan losses in 1997 were historically low in proportion to the Bank's portfolio size. This is a reflection of favorable economic conditions in The Netherlands, the United States and most other countries where ABN AMRO has substantial operations. However, the severe turmoil in the Asian financial markets, the true extent of which will become more apparent during the course of 1998, indicates how swiftly and suddenly the economic tide can turn in an entire region. Most of the countries affected are expected to recover within a reasonable time frame. The Bank believes that its credit acceptance policies and loan loss reserves are adequate to maintain the Bank's Asian credit risks within manageable bounds. The Bank remains committed to the continuation of its current credit acceptance policy, which management considers to be a prudent approach toward maintaining credit quality in less favorable economic conditions.

MARKET RISK

     Market risk is the uncertainty concerning the extent to which changes in the financial markets in which ABN AMRO operates may affect its financial position and future earnings.

     ABN AMRO uses the value-at-risk ("VAR") method as its primary mechanism for the management and daily monitoring of trading-related market risks. The VAR is an estimate, with a confidence level of 99%, of the loss that could arise from adverse market movements if trading positions were held unchanged during one trading day. On the basis of historical data, the measurement is calibrated so that a loss exceeding the VAR figure might have occurred, on average, once every 100 days. The VAR is calculated using daily updated prices and actual results are tested regularly to ensure the assumptions underlying the VAR calculation are still valid. The positions captured by ABN AMRO's VAR calculations include both derivative and cash positions that are reported as trading assets and liabilities.

                                                         1997
                                              ---------------------------   DECEMBER 31,
                MARKET RISK                   AVERAGE   MINIMUM   MAXIMUM       1997
                -----------                   -------   -------   -------   ------------
                                                         (IN MILLIONS OF NLG)
Overall portfolio..........................     49        27*       70*          67
Interest rate..............................     37        23        60           52
Currency...................................      8         4        17            7
Equity.....................................      8         4        21           11

---------------

*The minimum (maximum) for each risk category occurred on different days so it is not meaningful to the overall portfolio total. The overall portfolio is adjusted to reflect the negative correlations between certain of the components of market risk. During 1997 the minimum daily value at risk for the overall portfolio was NLG 27 million and the maximum daily value at risk was NLG 70 million.

     Other controls measures used in the market risk management process include net open positions, interest rate sensitivity per basis point, spread sensitivities, option parameters, position concentrations and position aging. The use of statistical VAR and the other conventional limits is complemented in certain cases with stress tests which are performed daily to assess the impact of extreme market conditions on trading positions. These non-statistical measures help further reduce trading risks. In addition, trading activities have been concentrated in the Amsterdam, London, Chicago, New York, Singapore and Hong Kong offices to facilitate centralized risk management control and monitoring.

     The development of a global risk reporting system was largely completed in 1997. This system covers all interest rate, currency and equity trading risks, and captures market risk on-line at the transaction level.

Further management information improvements are planned in 1998. Beginning in 1998, the Bank will use this system and its embedded risk models to determine the amount of capital required to cover market risks.

INTEREST RATE RISK

     One of the objectives of asset and liability management is to manage and control the sensitivity of ABN AMRO's net interest revenue to changes in market interest rates. The Asset & Liability Committee seeks to ensure that the risk of earnings being affected by adverse interest rate movements is kept within specified limits determined by the Managing Board.

     A number of measures are used to monitor and measure interest rate risk. These methods include interest rate gap analysis and scenario analysis. Sensitivity tests are applied to estimate the impact of market rate movements on net interest revenue. Because net interest revenue is the outcome of interest paid and received on millions of contracts and transactions involving hundreds of different products in a large number of currencies, models and estimation techniques are used to calculate net interest revenue sensitivities. Assumptions about the future behavior of clients play an important role in these calculations. The interest rate risk caused by the repricing gap between assets and liabilities is initially measured on the basis of contractual interest rate maturities. Yield curve changes, as opposed to contractual interest rate maturities, may affect the actual duration. This could occur, for instance, with lending products where a client is entitled, but not obliged, to repay the outstanding amount early. To manage this type of risk, the Bank uses assumptions based on historical behavior, industry standards and/or theoretical valuation. This allows the Bank to estimate the impact of interest rate movements on cash flows and on the interest rate gap. In cases where the pricing of products is not linked to market rates, simulation models are used to predict client responses to price changes.

     The sensitivity of net interest revenue to market circumstances, and interest rate conditions in particular, has been tested on the basis of an increase and decline of 200 basis points in interest rates, with the movement for all points of the yield curve evenly spread over the year. Based upon the Bank's portfolio at December 31, 1997, an interest rate increase of 200 basis points would depress net interest revenue by 3.3% in the first year while a decline of 200 basis points would boost net interest revenue by 2.1%. This asymmetric sensitivity reflects the interest rate options included in many products.

CURRENCY RISK

     ABN AMRO is an active participant in global foreign exchange markets. The major foreign currencies in which the Bank conducts transactions are U.S. dollars, German marks, pounds sterling, Swiss francs, Japanese yen and French francs. Of total assets and total liabilities at December 31, 1997, the equivalent of NLG 610 billion and NLG 597 billion, respectively, was denominated in currencies other than Dutch guilders, corresponding to approximately 72% of total assets.

     Exposure to exchange rate movements in trading portfolios is included in the VAR analysis as well as in other non-statistical limits. Exchange rate risks from lending activities are limited as the Bank's operating units, on an individual basis, are required to hedge the currencies in which their assets and liabilities are denominated. Any short or long positions are monitored to ensure compliance with the limits established by the Asset & Liability Committee. The currency positions arising out of wholesale foreign exchange dealing are also subject to limits. Capital invested in operations outside The Netherlands is largely funded in Dutch guilders. ABN AMRO's currency risk policy is designed to protect the Bank's Tier 1 and Tier 2 capital ratios against fluctuations in the rate of the U.S. dollar. See "-- Supervision and Regulation."

     Foreign exchange dealings expose the Bank to settlement risk, i.e., the risk that one of the parties engaged in a foreign exchange transaction delivers the currency sold but does not receive the currency purchased. The rapid growth of the currency markets has prompted the G-10 countries to step up their efforts to develop procedures such as multilateral netting of currency transactions in order to reduce settlement risk.

LIQUIDITY RISK

     The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all of ABN AMRO's financial commitments while capitalizing on opportunities for expansion. Liquidity management is designed to ensure that members of the ABN AMRO group are able at all times to meet deposit withdrawals either on demand or at contractual maturity, to repay borrowings as they mature, and to fund new loans and investments as opportunities arise.

     ABN AMRO is active in 71 countries, whose national financial markets vary widely in terms of scope and depth. The nature of ABN AMRO's customers, products and competitors also differs at each location. This means that liquidity management must also take local funding requirements into account. Local line management is responsible for continuously satisfying the local liquidity requirements established by the Asset & Liability Committee. Furthermore, contingency plans for different liquidity deterioration scenarios are required to be drawn up at the country level.

     Customer accounts are the primary source of liquidity for ABN AMRO's banking operations, while funding in the interbank market provides an additional source of liquidity for its investment banking activities. The core deposits of the bank affiliates of ABN AMRO at December 31, 1997 were NLG 338.1 billion (of which NLG 171.4 billion is in The Netherlands and NLG 82.2 billion is in the United States), which approximated 90.4% of total loans excluding professional securities transactions at that date.

     ABN AMRO considers funding in the interbank market to be an additional source of liquidity for its investment banking activities. The Bank's policy has been to maintain a relatively narrow difference between loans from banks (liabilities) and loans to banks (assets). At December 31, 1995, loans from banks totaled NLG 144.4 billion as compared to loans to banks of NLG 131.3 billion. During the last two years, ABN AMRO has increased its use of interbank funding. At December 31, 1996, loans from banks totaled NLG 157.6 billion as compared to loans to banks of NLG 120.3 billion. Loans from banks totaled NLG
208.5 billion at December 31, 1997, as compared to loans to banks of NLG 140.2 billion. As part of the expansion of its trading and other investment banking activities over the last two years, ABN AMRO has used increased interbank funding to increase its portfolio of marketable interest-bearing securities, particularly U.S. Treasury, U.S. government agency and other O.E.C.D. government obligations. In the event of a sharp rise in short-term interest rates, this portfolio of marketable securities could be liquidated. ABN AMRO also hedges the interest rate risk from the use of interbank funding to purchase marketable securities by the use of derivative financial instruments to convert fixed rate payments received on the marketable securities into floating rate payments.

     ABN AMRO holds a portfolio of marketable securities -- including Netherlands government bonds, U.S. Treasury and U.S. government agency paper and other O.E.C.D. government paper -- and other short-term investments which can be readily converted to cash. The Bank is also an active participant in the capital markets, issuing commercial paper and medium-term notes, as well as debentures, subordinated debt and preferred stock.

     Apart from liquidity planning and monitoring, it is management's belief that the unwavering trust of customers and investors is key to assuring the continuous availability of funding. To maintain this trust, the Bank strives to protect its reputation as a solid financial institution.

OPERATIONAL AND LEGAL RISKS

     ABN AMRO, like all large financial institutions, is exposed to many types of operational risk. These include potential losses caused by a breakdown in information, communication, transaction processing and settlement systems and procedures, fraud by employees or outsiders, and unauthorized transactions by employees. ABN AMRO attempts to mitigate operational risks by maintaining a system of internal controls designed to keep operational risk at levels corresponding to its consolidated financial position, the characteristics of the businesses and markets in which it operates, competitive circumstances and applicable rules and regulations. To date, losses from operational risks have not been material to the consolidated operations or financial position of ABN AMRO.

     Legal risk arises from uncertainties about the legal enforceability of the obligations of the Bank's customers and counterparties, as well as the possibility that legal or regulatory changes may adversely affect the Bank's position. The risk of unenforceability may be higher for derivative instruments, as applicable laws and regulations are relatively recent and, in some cases, incomplete. ABN AMRO seeks to minimize legal risk through the use of industry standard legal agreements and through consultation with internal and external legal counsel in the countries where it conducts business.

RISK ASPECTS OF FINANCIAL DERIVATIVES

     The principal activities of traditional banking include borrowing and lending money and trading in currencies and securities. Products derived from these activities are called "derivatives" and can be subdivided, according to the nature of the underlying contracts, into interest rate contracts (interest rate swaps, interest rate options, forward rate agreements and interest rate futures), currency contracts (currency swaps, currency options and forward exchange dealings) and other contracts (options and swaps on shares, bonds, currencies and commodities). Transactions in derivatives are effected for hedging purposes and, within set limits, as part of ABN AMRO's trading activities. Complex instruments such as leveraged derivatives are used and sold on a limited scale. The principal financial instruments utilized by ABN AMRO to hedge exchange rate fluctuations are currency swaps, forward forex contracts, currency options and currency futures. The currencies in which a material amount of ABN AMRO's hedging activities occur include the U.S. dollar, the Deutsche mark, the Swiss franc, the Japanese yen and the French franc.

     The total volume of ABN AMRO's derivatives business, both in number of transactions and outstanding or notional amounts, and the increasing complexity of these products require an advanced administrative organization and strict internal controls as well as close monitoring of interest rate, currency and other market risks. The recommendations published by the BIS and international organizations like the Group of 30 are the guiding principles in formulating and implementing ABN AMRO's requirements in this respect.

     Derivatives trading within ABN AMRO takes place mainly in the global trading units in Amsterdam, London, Chicago and Singapore, subject to limits which are set by the Asset & Liability Committee with a view to adequate risk management. Derivatives used for trading purposes are valued daily at market prices. If market prices are not available, valuation models which ABN AMRO believes are appropriate are used to calculate the approximate market value. Movements in market value are incorporated in ABN AMRO's financial results on a current basis. Valuation of OTC derivative financial instruments is highly complex and differences in the valuation methodology employed could affect financial results.

     Derivatives form an integral part of ABN AMRO's interest rate and currency risk management. Results of derivatives transactions entered into as part of such risk management are attributed to the same reporting period as the recognition of gains and losses on the hedged assets and liabilities.

     The notional amounts of derivatives, which totaled NLG 3,072 billion at December 31, 1997 or almost four times total assets at that date, only give an indication of the scale of ABN AMRO's derivatives business, but not of the related credit risk. The credit risk is the loss that would arise if a counterparty were to default and ABN AMRO were to face a partly open position. This actual risk represents only a fraction of the notional amounts. By entering into agreements which provide under certain circumstances for the settlement on a net basis of all contracts between ABN AMRO and a counterparty, ABN AMRO attempts to minimize this credit risk. Initially, this activity was limited to collateralizing interest rate derivative contracts, but this activity will be expanded in 1998 to include other transactions and increase the number of counterparties with whom the bank benefits from these arrangements. To facilitate risk monitoring and management, substantial enhancements in computer systems and software have been made as part of the continuing expansion of ABN AMRO's derivatives business.

     To quantify the credit risk, the cost of the replacement transactions which would be necessary if a counterparty defaulted is calculated and is then increased by a percentage of the notional amounts. The applied percentage depends on the nature and remaining maturity of the contract. The credit risk equivalent for ABN AMRO's total derivatives business was thus calculated at NLG
60.0 billion at December 31, 1997.

When weighted for the counterparty risk (mainly banks) for capital adequacy purposes, the credit risk equivalent represents only NLG 16.4 billion or 3.6% of total risk-weighted assets at December 31, 1997.

     See note 24 to the Consolidated Financial Statements for further analysis of ABN AMRO's derivatives activities, including an analysis at December 31, 1997 of its trading and hedging derivatives portfolios.

                        SELECTED STATISTICAL INFORMATION

AVERAGE BALANCE SHEET

     The following tables present ABN AMRO's average balances, based on month-end averages, and interest amounts and average rates for each of the past three years.

                                                1997                            1996                            1995
                                    -----------------------------   -----------------------------   -----------------------------
                                    AVERAGE   INTEREST   AVERAGE    AVERAGE   INTEREST   AVERAGE    AVERAGE   INTEREST   AVERAGE
                                    BALANCE   REVENUE    RATE (%)   BALANCE   REVENUE    RATE (%)   BALANCE   REVENUE    RATE (%)
                                    -------   --------   --------   -------   --------   --------   -------   --------   --------
                                                               (IN MILLIONS OF NLG EXCEPT PERCENTAGES)
ASSETS(1)(2)
Banks
  The Netherlands.................  71,674      3,552      5.0      93,419      4,545      4.9      84,963      5,244       6.2
  North America...................   4,560        278      6.1       2,206        126      5.7       2,811        147       5.2
  Rest of the world...............  71,714      3,810      5.3      58,817      3,084      5.2      50,833      2,922       5.7
Loans(3)
Public sector(4)
  The Netherlands.................  12,305        837      6.8      15,318      1,030      6.7      19,046      1,276       6.7
  North America...................   1,291         83      6.4       1,067         64      6.0         982         58       5.9
  Rest of the world...............   2,298        223      9.7       2,413        233      9.7       1,718        276      16.1
Private sector
  The Netherlands.................  174,838    10,881      6.2      166,744    11,294      6.8      155,740    11,562       7.4
  North America...................  127,277     9,172      7.2      65,293      4,840      7.4      45,088      3,737       8.3
  Rest of the world...............  118,954     9,044      7.6      90,166      7,467      8.3      57,892      6,210      10.7
Interest-bearing securities(5)
Investment portfolio
  The Netherlands.................  34,604      2,249      6.5      30,338      2,089      6.9      27,584      1,843       6.7
  North America...................  27,690      1,915      6.9      22,184      1,496      6.7      16,383      1,146       7.0
  Rest of the world...............  21,428      1,439      6.7      12,657        834      6.6      10,205        761       7.5
Trading portfolio and other
  securities
  The Netherlands.................  12,962        590      4.6       9,452        364      3.8       9,833        412       4.2
  North America...................  18,220      1,207      6.6      11,448        753      6.6       5,950        309       5.2
  Rest of the world...............  12,828        547      4.3       8,380        360      4.3       9,920        398       4.0
                                    -------    ------      ---      -------    ------      ---      -------    ------      ----
Total interest-earning assets.....  712,643    45,827      6.4      589,902    38,579      6.5      498,948    36,301       7.3
Non-interest-earning assets.......  75,870                          48,619                          39,241
                                    -------    ------      ---      -------    ------      ---      -------    ------      ----
Total average assets..............  788,513    45,827      5.8      638,521    38,579      6.0      538,189    36,301       6.7
                                    =======    ======      ===      =======    ======      ===      =======    ======      ====

---------------

(1) Assets temporarily sold (subject to repurchase) are included in the relevant balance sheet item.

(2) With respect to the tables in "Selected Statistical Information", income statement and average balance sheet data includes MeesPierson for 1996 and prior years. Balance sheet data includes MeesPierson for 1995 and prior years.

(3) For purposes of presentation in this table, loans include professional securities transactions.

(4) Public sector represents central, regional and local governments and governmental authorities.

(5) Balance sheet item Short-dated government paper is included in the table above, partially in investment portfolio and partially in other securities.

                                                1997                            1996                            1995
                                    -----------------------------   -----------------------------   -----------------------------
                                    AVERAGE   INTEREST   AVERAGE    AVERAGE   INTEREST   AVERAGE    AVERAGE   INTEREST   AVERAGE
                                    BALANCE   REVENUE    RATE (%)   BALANCE   REVENUE    RATE (%)   BALANCE   REVENUE    RATE (%)
                                    -------   --------   --------   -------   --------   --------   -------   --------   --------
                                                               (IN MILLIONS OF NLG EXCEPT PERCENTAGES)
LIABILITIES AND GROUP EQUITY
Banks
  The Netherlands.................  75,114      3,759      5.0      92,591      4,760      5.1      84,434      5,094      6.0
  North America...................  28,917      1,301      4.5      14,663        849      5.8       8,983        621      6.9
  Rest of the world...............  112,173     5,179      4.6      82,810      3,892      4.7      56,198      4,042      7.2
Savings accounts
  The Netherlands.................  64,101      2,576      4.0      58,537      2,408      4.1      54,409      2,438      4.5
  North America...................  49,064      2,286      4.7      23,558      1,054      4.5      21,694        955      4.4
  Rest of the world...............  12,561        474      3.8       8,530        272      3.2       6,039        178      2.9
Deposits and other customer
  accounts(1)
  The Netherlands.................  104,678     3,626      3.5      114,642     4,220      3.7      110,613     4,474      4.0
  North America...................  60,495      2,765      4.6      30,742      1,339      4.4      16,992        584      3.4
  Rest of the world...............  77,793      3,423      4.4      62,052      3,153      5.1      49,618      2,875      5.8
Debt securities
  The Netherlands.................  22,210      1,464      6.6      21,633      1,472      6.8      25,228      1,744      6.9
  North America...................  27,949      1,821      6.5      18,107      1,007      5.6      16,315      1,021      6.3
  Rest of the world...............  31,415      2,002      6.4      26,312      1,652      6.3      16,433      1,143      7.0
Subordinated debt
  The Netherlands.................  10,076        774      7.7       8,818        713      8.1       9,061        764      8.4
  North America...................   7,630        498      6.5       3,976        254      6.4       1,974        124      6.3
  Rest of the world...............     124          8      6.5         119          8      6.7         106          7      6.6
                                    -------    ------      ---      -------    ------      ---      -------    ------      ---
Total interest-bearing
  liabilities.....................  684,300    31,956      4.7      567,090    27,053      4.8      478,097    26,064      5.5
Non-interest-bearing
  liabilities.....................  78,881                          47,998                          39,196
Group equity(2)...................  25,332                          23,433                          20,896
                                    -------    ------      ---      -------    ------      ---      -------    ------      ---
  Total average liabilities and
    Group equity..................  788,513    31,956      4.1      638,521    27,053      4.2      538,189    26,064      4.8
                                    =======    ======      ===      =======    ======      ===      =======    ======      ===

---------------

(1) For purposes of presentation in this table, deposits and other customer accounts includes professional securities transactions.

(2) Group equity includes minority interests.

CHANGES IN NET INTEREST REVENUE: VOLUME AND RATE ANALYSIS

     The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, changes in interest revenue and expense due to changes in volume and in rates for the year ended December 31, 1997, compared to the year ended December 31, 1996 and the year ended December 31, 1996, compared to the year ended December 31, 1995. Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rate have been allocated proportionally.

                                            1997 OVER 1996                       1996 OVER 1995
                                  ----------------------------------   ----------------------------------
                                                      CHANGE DUE TO                        CHANGE DUE TO
                                                        INCREASE                             INCREASE
                                       TOTAL          (DECREASE) IN         TOTAL          (DECREASE) IN
                                     CHANGE IN       ---------------      CHANGE IN       ---------------
                                  INTEREST REVENUE   VOLUME    RATE    INTEREST REVENUE   VOLUME    RATE
                                  ----------------   ------   ------   ----------------   ------   ------
                                                           (IN MILLIONS OF NLG)
INTEREST REVENUE
Banks
  The Netherlands..............          (993)       (1,078)      85         (699)          487    (1,186)
  North America................           152           143        9          (21)          (34)       13
  Rest of the world............           726           685       41          162           433      (271)
LOANS(1)
Public Sector
  The Netherlands..............          (193)         (204)      11         (246)         (251)        5
  North America................            19            14        5            6             5         1
  Rest of the world............           (10)          (11)       1          (43)           89      (132)
Private sector
  The Netherlands..............          (413)          531     (944)        (268)          785    (1,053)
  North America................         4,332         4,470     (138)       1,103         1,533      (430)
  Rest of the world............         1,577         2,228     (651)       1,257         2,904    (1,647)
INTEREST-BEARING SECURITIES
Investment portfolio
  The Netherlands..............           160           282     (122)         246           188        58
  North America................           419           380       39          350           393       (43)
  Rest of the world............           605           589       16           73           168       (95)
Trading portfolio and other
  securities
  The Netherlands..............           226           151       75          (48)          (16)      (32)
  North America................           454           449        5          444           345        99
  Rest of the world............           187           190       (3)         (38)          (65)       27
                                       ------        ------   ------        -----         -----    ------
                                        7,248         8,819   (1,571)       2,278         6,964    (4,686)
                                       ======        ======   ======        =====         =====    ======

---------------

(1) For purposes of presentation in this table, loans includes professional securities transactions.

                                           1997 OVER 1996                       1996 OVER 1995
                                  ---------------------------------   ----------------------------------
                                                     CHANGE DUE TO                        CHANGE DUE TO
                                                        INCREASE                            INCREASE
                                       TOTAL         (DECREASE) IN         TOTAL          (DECREASE) IN
                                     CHANGE IN       --------------      CHANGE IN       ---------------
                                  INTEREST EXPENSE   VOLUME   RATE    INTEREST EXPENSE   VOLUME    RATE
                                  ----------------   ------   -----   ----------------   ------   ------
                                                           (IN MILLIONS OF NLG)
INTEREST EXPENSE
Banks
  The Netherlands..............        (1,001)        (878)    (123)        (334)          464      (798)
  North America................           452          676     (224)         228           342      (114)
  Rest of the world............         1,287        1,357      (70)        (150)        1,531    (1,681)
Savings accounts
  The Netherlands..............           168          225      (57)         (30)          178      (208)
  North America................         1,232        1,187       45           99            83        16
  Rest of the world............           202          146       56           94            78        16
Deposits and other customer
  accounts
  The Netherlands..............          (594)        (354)    (240)        (254)          159      (413)
  North America................         1,426        1,357       69          755           568       187
  Rest of the world............           270          729     (459)         278           661      (383)
Debt securities
  The Netherlands..............            (8)          38      (46)        (272)         (245)      (27)
  North America................           814          619      195          (14)          106      (120)
  Rest of the world............           350          325       25          509           630      (121)
Subordinated debt
  The Netherlands..............            61           98      (37)         (51)          (20)      (31)
  North America................           244          238        6          130           128         2
  Rest of the world............            --           --       --            1             1        --
                                       ------        -----    -----         ----         -----    ------
                                        4,903        5,763     (860)         989         4,664    (3,675)
                                       ======        =====    =====         ====         =====    ======

YIELDS, SPREADS AND MARGINS

     The following table presents selected yield, spread and margin information applicable to ABN AMRO for each of the past three years.

                                                                1997    1996    1995
                                                                ----    ----    ----
                                                                  (IN PERCENTAGES)
GROSS YIELD(1)
  The Netherlands...........................................    5.9     6.1     6.8
  North America.............................................    7.1     7.1     7.6
  Rest of the world.........................................    6.6     6.9     8.1
  ABN AMRO..................................................    6.4     6.5     7.3
INTEREST RATE SPREAD(2)
  The Netherlands...........................................    1.5     1.5     1.7
  North America.............................................    2.1     2.2     2.6
  Rest of the world.........................................    1.9     2.0     1.7
  ABN AMRO..................................................    1.8     1.8     1.8
NET INTEREST MARGIN
  The Netherlands...........................................    1.9     1.8     2.0
  North America.............................................    2.2     2.7     2.9
  Rest of the world.........................................    1.7     1.7     1.8
  ABN AMRO..................................................    1.9     2.0     2.1

---------------

(1) Gross yield represents the interest rate earned on average interest-earning assets.

(2) Interest rate spread represents the difference between the interest rate earned on average interest-earning assets and the rate paid on average interest-bearing liabilities.

                                     ASSETS

SECURITIES

     The following table shows the book value of the securities portfolios of ABN AMRO at December 31, 1997, 1996 and 1995.

                                                               AT DECEMBER 31,
                                                         ----------------------------
                                                          1997       1996       1995
                                                         -------    -------    ------
                                                             (IN MILLIONS OF NLG)
Investment portfolios................................     96,524     63,584    52,604
Trading portfolios...................................     53,612     30,447    16,490
Other securities.....................................     40,609     13,381    17,503
                                                         -------    -------    ------
Total interest-bearing securities....................    190,745    107,412    86,597
Shares...............................................     18,943      8,795     7,121
                                                         -------    -------    ------
Total securities portfolios..........................    209,688    116,207    93,718
                                                         =======    =======    ======

Investment Portfolios

     Set forth below is an analysis of the fair market value of ABN AMRO's investment portfolios at December 31, 1997, 1996 and 1995. In the tables below, fair market value is based on quoted prices for traded securities and estimated fair market value for non-traded securities.

                                                                         GROSS        GROSS       FAIR
                                   BOOK       PREMIUMS     AMORTIZED   UNREALIZED   UNREALIZED   MARKET
                                   VALUE    OR DISCOUNTS     COST        GAINS        LOSSES      VALUE
                                  -------   ------------   ---------   ----------   ----------   -------
                                                           (IN MILLIONS OF NLG)
DECEMBER 31, 1997
Dutch government...............    14,497        430        14,927         687           (2)      15,612
U.S. Treasury and U.S.
  government agencies..........    32,156        (29)       32,127         712          (40)      32,799
Other OECD governments.........    27,440         81        27,521       1,154         (192)      28,483
Mortgage-backed securities.....     7,917          1         7,918          71          (52)       7,937
Other interest-bearing
  securities...................    14,514        222        14,736         798          (83)      15,451
                                  -------       ----        ------       -----         ----      -------
Total interest-bearing
  securities...................    96,524        705        97,229       3,422         (369)     100,282
Shares.........................     4,973                                                          4,973
                                  -------                                                        -------
Total investment portfolios....   101,497                                                        105,255
                                  =======                                                        =======
DECEMBER 31, 1996
Dutch government(1)............     6,750        398         7,148         511          (12)       7,647
U.S. Treasury and U.S.
  government agencies..........    19,935         42        19,977         240         (102)      20,115
Other OECD governments.........    17,783       (104)       17,679         571          (49)      18,201
Mortgage-backed securities.....     4,611         34         4,645          32          (80)       4,597
Other interest-bearing
  securities...................    14,505        187        14,692         934          (14)      15,612
                                  -------       ----        ------       -----         ----      -------
Total interest-bearing
  securities...................    63,584        557        64,141       2,288         (257)      66,172
Shares.........................     2,725                                                          2,725
                                  -------                                                        -------
Total investment portfolios....    66,309                                                         68,897
                                  =======                                                        =======
DECEMBER 31, 1995
Dutch government...............    11,312        363        11,675         746           (8)      12,413
U.S. Treasury and U.S.
  government agencies..........    10,523         84        10,607         151          (14)      10,744
Other OECD governments.........     9,837        (78)        9,759         359          (72)      10,046
Mortgage-backed securities.....     9,645         67         9,712         134          (65)       9,781
Other interest-bearing
  securities...................    11,287         78        11,365         617          (89)      11,893
                                  -------       ----        ------       -----         ----      -------
Total interest-bearing
  securities...................    52,604        514        53,118       2,007         (248)      54,877
Shares.........................     1,710                                                          1,710
                                  -------                                                        -------
Total investment portfolios....    54,314                                                         56,587
                                  =======                                                        =======

---------------

(1) Dutch government includes Dutch central, regional and municipal government obligations.

     The following table analyzes interest-bearing investment securities by maturity and weighted average yield at December 31, 1997. Yields on tax exempt obligations have not been computed on a tax equivalent basis.

                                                  AFTER 1 YEAR AND    AFTER 5 YEARS AND
                              WITHIN 1 YEAR        WITHIN 5 YEARS      WITHIN 10 YEARS       AFTER 10 YEARS
                            ------------------   ------------------   ------------------   ------------------
                            AMOUNT   YIELD (%)   AMOUNT   YIELD (%)   AMOUNT   YIELD (%)   AMOUNT   YIELD (%)
                            ------   ---------   ------   ---------   ------   ---------   ------   ---------
                                                 (IN MILLIONS OF NLG EXCEPT PERCENTAGES)
Dutch government..........   4,553      2.9       4,159      7.0       3,733      6.5       2,482      6.5
U.S. Treasury and U.S.
  government agencies.....     993      6.2      13,174      6.5      12,650      6.8       5,310      6.6
Other OECD governments....   3,608      2.8       7,387      7.0       8,452      6.5       8,074      7.5
Mortgage-backed
  securities(1)...........     101      3.7          --       --          --       --       7,817      4.6
Other securities..........   1,157      7.0       8,031      6.4       4,095      6.3       1,453      7.0
Total amortized cost......  10,412      3.7      32,751      6.7      28,930      6.6      25,136      6.3
Total market value........  10,317               33,597               30,161               26,207

---------------

(1) Maturity dates have been estimated based on historical experience.

Trading Portfolios

     The following table analyzes the book value (which equals fair market value because the trading portfolios are marked-to-market) of securities in the trading portfolios of ABN AMRO at December 31, 1997, 1996 and 1995.

                                                                AT DECEMBER 31,
                                                           --------------------------
                                                            1997      1996      1995
                                                           ------    ------    ------
                                                              (IN MILLIONS OF NLG)
Dutch government.......................................     4,829     4,032     2,955
U.S. Treasury and U.S. government agencies.............     9,578     4,296     1,749
Other OECD governments.................................    24,621    14,307     4,474
Other interest-bearing securities......................    14,584     7,812     7,312
                                                           ------    ------    ------
Total interest-bearing securities......................    53,612    30,447    16,490
Shares.................................................     6,820     3,668     3,703
                                                           ------    ------    ------
Total trading portfolios...............................    60,432    34,115    20,193
                                                           ======    ======    ======

Other Securities

     The following table analyzes the fair market value of other securities at December 31, 1997, 1996 and 1995.

                                             1997                          1996                          1995
                                  ---------------------------   ---------------------------   ---------------------------
                                                        FAIR                          FAIR                          FAIR
                                   BOOK    AMORTIZED   MARKET    BOOK    AMORTIZED   MARKET    BOOK    AMORTIZED   MARKET
                                  VALUE      COST      VALUE    VALUE      COST      VALUE    VALUE      COST      VALUE
                                  ------   ---------   ------   ------   ---------   ------   ------   ---------   ------
                                                               (IN MILLIONS OF NLG)
Short-dated government paper....  15,283    15,283     15,308    1,970     1,970     1,970     6,667     6,667      6,666
Other debt securities...........   9,165     9,157     9,126     8,304     8,275     8,233     8,801     8,749      8,783
Other bank paper................  16,161    15,302     16,036    3,107     3,105     3,099     2,035     2,026      1,856
                                  ------    ------     ------   ------    ------     ------   ------    ------     ------
Total interest-bearing
  securities....................  40,609    39,742     40,470   13,381    13,350     13,302   17,503    17,442     17,305
Shares..........................   7,150               7,210     2,402               2,407     1,708                1,718
                                  ------               ------   ------               ------   ------               ------
Total other securities..........  47,759               47,680   15,783               15,709   19,211               19,023
                                  ======               ======   ======               ======   ======               ======

Concentration

     At December 31, 1997, ABN AMRO held the following securities positions in issuers which exceeded 10% of its shareholders' equity at that date:

                                                                 BOOK         FAIR
                                                                VALUE     MARKET VALUE
                                                                ------    ------------
                                                                 (IN MILLIONS OF NLG)
Dutch central government....................................    19,211       19,668
U.S. Treasury...............................................    18,108       18,330
Japanese central government.................................    12,827       12,827
Japanese central bank.......................................    10,850       10,850
German central government...................................     7,657        7,816
Belgian central government..................................     5,829        5,839
Bank Nederlandse Gemeenten..................................     4,320        4,348
Italian central government..................................     4,030        4,064
Spanish central government..................................     3,283        3,326

BANKS

     The following tables show loans to banks at December 31, 1997, 1996 and 1995, and an analysis of their remaining life at December 31, 1997.

Loans to banks

                                                               AT DECEMBER 31,
                                                        -----------------------------
                                                         1997       1996       1995
                                                        -------    -------    -------
                                                            (IN MILLIONS OF NLG)
The Netherlands.....................................     70,374     67,965     79,834
North America.......................................      6,929      3,981      2,324
Rest of the world...................................     62,882     48,332     50,174
                                                        -------    -------    -------
Total loans to banks................................    140,185    120,278    132,332
                                                        =======    =======    =======

Maturities

                                                      AFTER 1 YEAR AND
                                      WITHIN 1 YEAR    WITHIN 5 YEARS    AFTER 5 YEARS    TOTAL
                                      -------------   ----------------   -------------   -------
                                                         (IN MILLIONS OF NLG)
The Netherlands....................       68,280           1,083             1,011        70,374
North America......................        6,854              60                15         6,929
Rest of the world..................       61,724             784               374        62,882
                                         -------           -----             -----       -------
Total loans to banks (gross).......      136,858           1,927             1,400       140,185
                                         =======           =====             =====       =======

LOANS

     ABN AMRO's loan portfolio consists of loans, overdrafts, assets subject to operating leases, finance lease receivables to governments, corporations and consumers and reverse repurchase agreements. The following table analyzes this portfolio by sector at the dates indicated.

                                                       AT DECEMBER 31,
                                       -----------------------------------------------
                                        1997      1996      1995      1994      1993
                                       -------   -------   -------   -------   -------
                                                    (IN MILLIONS OF NLG)
Public sector.......................    14,948    16,199    17,800    19,682    24,442
Commercial..........................   224,490   205,251   192,175   174,584   173,499
Retail..............................   141,233    97,822    85,331    77,981    64,135
                                       -------   -------   -------   -------   -------
Total private sector................   365,723   303,073   277,506   252,565   237,634
Total loans (gross) excluding
  professional securities
  transactions......................   380,671   319,272   295,306   272,247   262,076
Professional securities
  transactions(1)...................    69,131    17,731     5,562     5,140    12,419
                                       -------   -------   -------   -------   -------
Total loans (gross) including
  professional securities
  transactions......................   449,802   337,003   300,868   277,387   274,495
                                       =======   =======   =======   =======   =======
Total loans (net)(2)................   443,178   331,600   292,674   270,699   268,205
                                       =======   =======   =======   =======   =======

---------------

(1) Professional securities transactions for 1997 and 1996 include receivables from professional securities transactions. Receivables from professional securities transactions are included in commercial loans for 1995, 1994 and 1993.

(2) The difference between total loans (gross) and total loans (net) represents ABN AMRO's specific allowance for loan losses and, in 1995, 1994 and 1993, the portion of the Provision for general contingencies allocated to the balance sheet item Loans. For a discussion of ABN AMRO's provisioning policy, see "-- Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses."

     ABN AMRO's lease portfolio aggregated NLG 15,775 million, NLG 13,427 million and NLG 12,309 million at December 31, 1997, 1996, and 1995, respectively. At December 31, 1997, the lease portfolio was comprised of finance lease receivables of NLG 6,432 million and assets subject to operating leases of NLG 9,343 million.

     In addition to loans, at December 31, 1997, ABN AMRO had loan commitments, guarantees, letters of credit, endorsements and similar parties, amounting to NLG 226,606 million, of which NLG 158,095 million represented undrawn loan facilities.

Outstanding Loans by Region

     The following table analyzes ABN AMRO's loans by region at the dates indicated.

                                                             AT DECEMBER 31,
                                           ---------------------------------------------------
                                            1997       1996       1995       1994       1993
                                           -------    -------    -------    -------    -------
                                                          (IN MILLIONS OF NLG)
THE NETHERLANDS
Public sector..........................     11,087     12,502     14,687     16,647     20,417
Commercial.............................     93,555     88,785     88,919     81,390     85,822
Retail.................................     84,288     71,226     63,956     60,206     51,848
                                           -------    -------    -------    -------    -------
                                           188,930    172,513    167,562    158,243    158,087
NORTH AMERICA
Public sector..........................      1,348      1,116        928      1,079      1,375
Commercial.............................     47,845     45,096     35,691     33,200     33,502
Retail.................................     47,333     19,062     15,538     12,427      8,971
                                           -------    -------    -------    -------    -------
                                            96,526     65,274     52,157     46,706     43,848
REST OF THE WORLD
Public sector..........................      2,513      2,581      2,185      1,956      2,650
Commercial.............................     83,090     71,370     67,565     59,994     54,175
Retail.................................      9,612      7,534      5,837      5,348      3,316
                                           -------    -------    -------    -------    -------
                                            95,215     81,485     75,587     67,298     60,141
                                           -------    -------    -------    -------    -------
Total loans (gross)....................    380,671    319,272    295,306    272,247    262,076
                                           =======    =======    =======    =======    =======

Maturities

     The following table provides an analysis of loan maturities at December 31, 1997. Determinations of maturities are based on contract terms.

                                                      AFTER 1 YEAR AND
                                      WITHIN 1 YEAR    WITHIN 5 YEARS    AFTER 5 YEARS    TOTAL
                                      -------------   ----------------   -------------   -------
                                                         (IN MILLIONS OF NLG)
The Netherlands....................       70,128           27,313            91,489      188,930
North America......................       32,656           24,756            39,114       96,526
Rest of the World..................       67,107           18,119             9,989       95,215
                                         -------           ------           -------      -------
Total Loans (gross)................      169,891           70,188           140,592      380,671
                                         =======           ======           =======      =======

Interest Rate Sensitivity

     The following table analyzes at December 31, 1997 the interest rate sensitivity of loans due after one year.

                                         AT                   AT                 AT
                                  VARIABLE RATE(1)    ADJUSTABLE RATE(2)    FIXED RATE(3)    TOTAL
                                  ----------------    ------------------    -------------    ------
                                                             (IN MILLIONS OF NLG)
DUE AFTER 1 AND WITHIN 5 YEARS
The Netherlands...............          2,952                5,052             19,309        27,313
North America.................         12,660                  694             11,402        24,756
Rest of the world.............          9,684                  916              7,519        18,119
DUE AFTER 5 YEARS
The Netherlands...............          1,835               62,949             26,705        91,489
North America.................          2,650               13,535             22,929        39,114
Rest of the world.............          3,279                1,724              4,986         9,989

---------------

(1) Variable rate loans are Amsterdam interbank offering rate ("Aibor"), London interbank offering rate ("LIBOR") and prime rate-based loans as well as adjustable rate loans with fixed interest periods of up to one year.

(2) Adjustable rate loans are loans with fixed interest rates for a period which is shorter than the entire term of the loan.

(3) Fixed rate loans are loans for which the interest rate is fixed for the entire term.

Private Sector Loans by Type of Collateral

     The following table analyzes private sector loans by type of collateral at the dates indicated. Unsecured loans include loans for which ABN AMRO has the right to require collateral.

                                                             AT DECEMBER 31,
                                           ---------------------------------------------------
                                            1997       1996       1995       1994       1993
                                           -------    -------    -------    -------    -------
                                                          (IN MILLIONS OF NLG)
COMMERCIAL
Public authority guarantees............     14,841     15,489     12,307     12,200      9,796
Mortgages..............................     35,133     30,968     29,403     29,356     31,584
Securities.............................      4,691      7,320     12,553      9,333     12,913
Bank guarantees........................      5,952      4,659      2,316      1,968      1,863
Other types of collateral and
  unsecured............................    163,873    146,815    135,596    121,727    117,343
                                           -------    -------    -------    -------    -------
                                           224,490    205,251    192,175    174,584    173,499
RETAIL
Public authority guarantees............      8,005      8,428     10,333     10,283     10,585
Mortgages..............................     96,823     59,931     53,226     46,089     36,262
Other types of collateral and
  unsecured............................     36,405     29,463     21,772     21,609     17,288
                                           -------    -------    -------    -------    -------
                                           141,233     97,822     85,331     77,981     64,135
                                           -------    -------    -------    -------    -------
Total private sector loans (gross).....    365,723    303,073    277,506    252,565    237,634
                                           =======    =======    =======    =======    =======
Total private sector loans (net)(1)....    359,153    297,734    269,312    245,877    231,344
                                           =======    =======    =======    =======    =======

---------------

(1) The difference between total private sector loans (gross) and total private sector loans (net) represents ABN AMRO's specific allowance for loan losses and in the years 1995, 1994 and 1993 the portion of the Provision for general contingencies allocated to the balance sheet item Loans. For a discussion of ABN AMRO's provisioning policy, see "-- Analysis of Loan Loss
    Experience: Provisions and Allowances for Loan Losses."

Commercial Loans by Industry

     The following table analyzes commercial loans by industry at the dates indicated. ABN and AMRO used differing industry classification systems during the first three years following their merger. Accordingly, the industry analyses presented in this Report for 1993 are based on estimates which management believes are reasonably accurate.

                                                             AT DECEMBER 31,
                                           ---------------------------------------------------
                                            1997       1996       1995       1994       1993
                                           -------    -------    -------    -------    -------
                                                          (IN MILLIONS OF NLG)
Agriculture, mining and energy.........     18,611     19,961     13,587     13,895     14,455
Manufacturing..........................     50,346     50,807     45,597     41,338     42,755
Construction and real estate...........     22,445     18,672     19,630     15,942     14,495
Wholesale and retail trade.............     34,814     33,085     34,395     33,452     34,637
Transportation and communications......     19,921     16,269     15,905     14,600     15,644
Financial services.....................     35,288     27,755     20,244     17,469     16,930
Business services......................     19,913     15,097     19,331     18,006     17,387
Education, health care and other
  services.............................     23,152     23,605     23,486     19,882     17,196
                                           -------    -------    -------    -------    -------
Total commercial loans (gross).........    224,490    205,251    192,175    174,584    173,499
                                           =======    =======    =======    =======    =======

     Set forth below is an analysis of ABN AMRO's loan portfolio by region. The loan portfolio of ABN AMRO's Dutch, European and North American operations comprised 88.4% of ABN AMRO's total loan portfolio at December 31, 1997. The remainder of the total loan portfolio at December 31, 1997 is comprised 8.1% from Asian operations, 2.8% from South and Central American operations and 0.7% from Middle East and African operations.

  Netherlands loan portfolio

     The Netherlands loan portfolio is comprised of loans made from offices and branches located in The Netherlands. The following tables analyze, at the dates indicated, the Netherlands loan portfolio by location of the borrower, and, in the case of private sector loans, type of collateral and industry of the borrower.

Loans by Customer Location

                                                             AT DECEMBER 31,
                                           ---------------------------------------------------
                                            1997       1996       1995       1994       1993
                                           -------    -------    -------    -------    -------
                                                          (IN MILLIONS OF NLG)
PUBLIC SECTOR
The Netherlands........................      8,207     10,691     12,861     14,546     18,324
Rest of Europe.........................      1,977      1,198      1,182      1,297      1,208
North America..........................         73         71         73         84        100
Rest of the world......................        830        542        571        720        785
                                           -------    -------    -------    -------    -------
                                             2,880      1,811      1,826      2,101      2,093
                                           -------    -------    -------    -------    -------
Total public sector loans (gross)......     11,087     12,502     14,687     16,647     20,417
                                           =======    =======    =======    =======    =======
PRIVATE SECTOR
The Netherlands........................    161,609    149,767    141,613    131,450    124,387
Rest of Europe.........................      5,871      5,808      6,102      5,339      6,660
North America..........................      4,990      1,175      1,165        786      1,164
Rest of the world......................      5,373      3,261      3,995      4,021      5,459
                                           -------    -------    -------    -------    -------
                                            16,234     10,244     11,262     10,146     13,283
                                           -------    -------    -------    -------    -------
Total private sector loans (gross).....    177,843    160,011    152,875    141,596    137,670
                                           =======    =======    =======    =======    =======

Private Sector Loans by Type of Collateral

                                                             AT DECEMBER 31,
                                           ---------------------------------------------------
                                            1997       1996       1995       1994       1993
                                           -------    -------    -------    -------    -------
                                                          (IN MILLIONS OF NLG)
COMMERCIAL
Public authority guarantee.............      8,767      9,658      7,616      7,752      6,161
Mortgages..............................     23,390     21,749     22,348     21,847     24,546
Securities.............................      1,627      2,434      7,289      5,460      8,482
Bank guarantees........................        483        457        537        238        455
Other types of collateral and
  unsecured............................     59,288     54,487     51,129     46,093     46,178
                                           -------    -------    -------    -------    -------
                                            93,555     88,785     88,919     81,390     85,822
RETAIL
Public authority guarantees............      7,983      8,405      9,676      9,983     10,459
Mortgages..............................     52,744     42,006     38,536     32,383     26,401
Other types of collateral and
  unsecured............................     23,561     20,815     15,744     17,840     14,988
                                           -------    -------    -------    -------    -------
                                            84,288     71,226     63,956     60,206     51,848
                                           -------    -------    -------    -------    -------
Total private sector loans (gross).....    177,843    160,011    152,875    141,596    137,670
                                           =======    =======    =======    =======    =======

Commercial Loans by Industry

                                                               AT DECEMBER 31,
                                                ----------------------------------------------
                                                 1997      1996      1995      1994      1993
                                                ------    ------    ------    ------    ------
                                                             (IN MILLIONS OF NLG)
Agriculture, mining and energy..............     8,526     8,815     8,609     8,740     9,580
Manufacturing...............................    14,262    15,579    15,506    14,911    17,387
Construction and real estate................     7,902     8,478     9,482     6,068     5,788
Wholesale and retail trade..................    15,566    16,382    18,589    18,854    21,275
Transportation and communications...........     6,433     5,616     7,250     7,142     7,234
Financial services..........................    18,006    14,459    10,939     9,756     8,634
Business services...........................     9,887     6,883     6,232     6,580     7,376
Education, health care and other services...    12,973    12,573    12,312     9,339     8,548
                                                ------    ------    ------    ------    ------
Total commercial loans (gross)..............    93,555    88,785    88,919    81,390    85,822
                                                ======    ======    ======    ======    ======

  European loan portfolio

     The European loan portfolio is comprised of loans made from offices and branches located in Europe (excluding The Netherlands). The following tables analyze, at the dates indicated, the European private sector loan portfolio by type of collateral and industry of the borrower.

Private Sector Loans by Type of Collateral

                                                               AT DECEMBER 31,
                                                ----------------------------------------------
                                                 1997      1996      1995      1994      1993
                                                ------    ------    ------    ------    ------
                                                             (IN MILLIONS OF NLG)
COMMERCIAL
Public authority guarantee..................     3,348     4,603     2,620     2,575     2,223
Mortgages...................................     1,170     1,485       739       665       655
Securities..................................       941        72     3,801     2,307     2,422
Bank guarantees.............................     2,724     1,181       311       272       439
Other types of collateral and unsecured.....    39,150    34,518    37,373    35,047    30,845
                                                ------    ------    ------    ------    ------
                                                47,333    41,859    44,844    40,866    36,584
RETAIL
Public authority guarantees.................       102         5       580       300       126
Mortgages...................................       618       779       769     1,370     1,345
Other types of collateral and unsecured.....     1,889     1,705     1,437       524       431
                                                ------    ------    ------    ------    ------
                                                 2,609     2,489     2,786     2,194     1,902
                                                ------    ------    ------    ------    ------
Total private sector loans (gross)..........    49,942    44,348    47,630    43,060    38,486
                                                ======    ======    ======    ======    ======

Commercial Loans by Industry

                                                               AT DECEMBER 31,
                                                ----------------------------------------------
                                                 1997      1996      1995      1994      1993
                                                ------    ------    ------    ------    ------
                                                             (IN MILLIONS OF NLG)
Agriculture, mining and energy..............     4,302     3,058     2,466     2,855     2,582
Manufacturing...............................    10,094    11,223    11,271    11,772     9,915
Construction and real estate................     3,100     2,808     5,127     3,419     3,267
Wholesale and retail trade..................     7,542     6,799     5,178     4,830     4,683
Transportation and communications...........     6,687     5,327     3,604     2,625     2,645
Financial services..........................     7,426     6,145     6,937     6,197     6,602
Business services...........................     4,432     3,893     5,584     5,052     3,342
Education, health care and other services...     3,750     2,606     4,677     4,116     3,548
                                                ------    ------    ------    ------    ------
Total commercial loans (gross)..............    47,333    41,859    44,844    40,866    36,584
                                                ======    ======    ======    ======    ======

  North American Loan Portfolio

     The North American loan portfolio is comprised of loans made by the LaSalle Group and EAB, loans made by ABN AMRO offices and branches located in the United States, Canada and Mexico, and beginning in 1997, loans made by Standard Federal. The Standard Federal loan portfolio consists primarily of mortgage loans. During 1997, ABN AMRO securitized NLG 11.0 billion of loans from its North American portfolio to redeploy capital for higher yielding purposes. The following tables analyze, at the dates indicated, the North American private sector loan portfolio by type of collateral and by industry of the borrower.

Private Sector Loans by Type of Collateral

                                                               AT DECEMBER 31,
                                                ----------------------------------------------
                                                 1997      1996      1995      1994      1993
                                                ------    ------    ------    ------    ------
                                                             (IN MILLIONS OF NLG)
COMMERCIAL
Public authority guarantees.................     1,539       819     1,206     1,268       941
Mortgages...................................     9,499     6,619     5,743     6,418     5,829
Securities..................................       648       722       757       456       977
Bank guarantees.............................       158       187        56        97       101
Other types of collateral and unsecured.....    36,001    36,749    27,929    24,961    25,654
                                                ------    ------    ------    ------    ------
                                                47,845    45,096    35,691    33,200    33,502
RETAIL
Public authority guarantees.................        21        18        --        --        --
Mortgages...................................    40,793    15,492    12,684    11,503     8,072
Other types of collateral and unsecured.....     6,519     3,552     2,854       924       899
                                                ------    ------    ------    ------    ------
                                                47,333    19,062    15,538    12,427     8,971
                                                ------    ------    ------    ------    ------
Total private sector loans (gross)..........    95,178    64,158    51,229    45,627    42,473
                                                ======    ======    ======    ======    ======

Commercial Loans by Industry

                                                               AT DECEMBER 31,
                                                ----------------------------------------------
                                                 1997      1996      1995      1994      1993
                                                ------    ------    ------    ------    ------
                                                             (IN MILLIONS OF NLG)
Agriculture, mining and energy..............     5,216     5,595     1,800     1,618     1,604
Manufacturing...............................    12,422    14,179    12,613     9,814    11,007
Construction and real estate................     9,686     5,871     4,294     5,699     4,930
Wholesale and retail trade..................     5,668     6,346     6,609     6,155     5,132
Transportation and communications...........     3,336     3,244     2,910     2,949     4,110
Financial services..........................     3,266     1,020     1,812     1,121     1,196
Business services...........................     3,044     3,134     1,982     1,495     2,192
Education, health care and other services...     5,207     5,707     3,671     4,349     3,331
                                                ------    ------    ------    ------    ------
Total commercial loans (gross)..............    47,845    45,096    35,691    33,200    33,502
                                                ======    ======    ======    ======    ======

ANALYSIS OF LOAN LOSS EXPERIENCE: PROVISIONS AND ALLOWANCES FOR LOAN LOSSES

     As used in this Report, the term "provisions" denotes the charge to income, while "allowance" denotes the accumulated balance sheet position created by such provisions and held against the value of the assets.

PROVISIONING POLICY

     Credit officers continually monitor the quality of loans. If doubt exists as to repayment, loans are transferred to special credit departments. After assessment, the special credit departments determine the amount, if any, of the specific provision that should be made, taking into account the value of collateral. Three times a year, the Group Credit Committee evaluates the specific allowances for credit risks that are above a certain level and reviews loans identified as special mention credits because of credit or industry factors to determine whether additional provisioning is required. It is ABN AMRO's policy to establish and maintain, through charges against income, a specific allowance sufficient to cover the estimated loss when credit risks or economic or political factors make recovery doubtful.

     Provisioning for consumer loans and residential mortgages takes place on a portfolio basis with the specific allowance being maintained at a level commensurate with the size of the portfolio and with historical loss experience.

     ABN AMRO also establishes specific allowances for country risk. Country risk concerns a country's inability to service its external debt, as often evidenced by rescheduling or payment arrears. Specific allowances for country risk are generally based on provisioning levels suggested by the Dutch Central Bank.

     For collection purposes, ABN AMRO continues to accrue interest on doubtful loans, which are loans classified as "doubtful" or "loss," but a provision is made for interest in suspense against interest revenue in the income statement for non-performing doubtful loans. Doubtful loans are not written off until it is clear that repayment of principal can be ruled out. As provisioning is tax deductible in The Netherlands, it is unnecessary for the Bank, as is the case for U.S. banks, to write off doubtful loans to achieve tax savings. U.S. banks stop accruing interest when loans become overdue by 90 days or more or when recovery is doubtful. For these reasons the relative level of allowance and doubtful loans is generally higher for Dutch banks than for U.S. banks.

     The following table shows ABN AMRO's specific allowances for loan losses and for country risk.

                                                          AT DECEMBER 31,
                                             -----------------------------------------
                                             1997     1996     1995     1994     1993
                                             -----    -----    -----    -----    -----
                                                       (IN MILLIONS OF NLG)
The Netherlands..........................    2,616    2,609    2,913    3,456    3,051
North America............................      610      406      316      376      579
Rest of the world........................    3,151    2,278    2,213    1,856    1,660
                                             -----    -----    -----    -----    -----
Total specific allowances for loan
  losses.................................    6,377    5,293    5,442    5,688    5,290
Specific allowances for country risk.....      903      921    1,055    1,584    2,360
                                             -----    -----    -----    -----    -----
Total specific allowances................    7,280    6,214    6,497    7,272    7,650
                                             =====    =====    =====    =====    =====

     The asset quality of ABN AMRO's loan portfolio continued to improve in 1997. Nonperforming loans as a percentage of total private sector loans (gross) declined to 1.59% in 1997 from 1.87%, 2.14% and 2.25% in 1996, 1995 and 1994, respectively. The Dutch economy continued to be strong, with the level of doubtful loans increasing only moderately despite volume growth. Strong economies in the U.S. and certain other countries in which ABN AMRO has substantial operations were also reflected in a continuation of a low level specific provisioning for individual credits. Although ABN AMRO operates in all of the countries affected by the Asian financial crisis, its exposure in terms of loans and trading portfolios in those countries is relatively small compared to the Bank's worldwide credit business. As a result, although a specific provision for loan losses relating to the Asian crisis was taken, the specific provisions for loan losses as a percentage of total private sector loans (gross) was 0.36% in 1997, as compared to 0.46% and 0.31% in 1996 and 1995, respectively, and specific allowance for loan losses as a percentage of total private sector loans (gross) declined to 1.74% in 1997, as compared to 1.75% and 1.96% in 1996 and 1995, respectively. At December 31, 1997, total specific allowances were NLG 1,066 million or 17.2% higher than at December 31, 1996, as a result of acquisitions and lower write-offs. The specific allowance for country risk was decreased as a result of lower provision levels suggested by the Dutch Central Bank.

     Consistent with the abolition of undisclosed reserves, ABN AMRO established, effective January 1, 1997, a disclosed provision on its balance sheet, Fund for general banking risks, which is net of tax, of NLG 2,000 million. Management's objective is to maintain this fund at 0.5% of risk-weighted assets. The Fund for general banking risks, at NLG 2,483 million, exceeded 0.5% of risk-weighted assets at December 31, 1997 because of larger additions taken due to the Asian crisis. ABN AMRO believes that this provision is adequate to cover general risks associated with lending and other activities for which no specific provision has been made. The Consolidated Financial Statements for 1996 have been restated to reflect the establishment of the Fund for general banking risks. Prior to adopting this methodology, Dutch banks had historically maintained an undisclosed provision for general contingencies. This provision was net of tax and covered general risks associated with lending and other banking activities, which included risk of loan loss. The level of the provision for general contingencies was based on management's evaluation of the risks involved and supervisory requirements.

     The table below shows, for the five years ended December 31, 1997, the composition of the aggregate charge to income regarding the specific provision for loan losses and additions to the Fund for general banking risks for 1997 and 1996 and for the provision for general contingencies for 1995, 1994 and 1993.

                                                     1997     1996     1995     1994     1993
                                                     -----    -----    -----    -----    -----
                                                               (IN MILLIONS OF NLG)
Net provisions for loan losses(1)................    1,328    1,407      857    1,236    1,220
Net provisions for country risk(1)...............     (123)    (153)    (135)    (253)    (194)
                                                     -----    -----    -----    -----    -----
Total specific provisions........................    1,205    1,254      722      983    1,026
Addition to Fund for general banking risks.......      395      146       --       --       --
Addition to provision for general
  contingencies..................................       --       --      678      517      474
                                                     -----    -----    -----    -----    -----
Total charge against profit......................    1,600    1,400    1,400    1,500    1,500
                                                     =====    =====    =====    =====    =====

---------------

(1) Net of recoveries and releases. See "-- Movements in Specific Allowances for Loan Losses" and "-- Movements in Specific Allowances for Country Risk."

     The following tables analyze the movements of the specific allowances for loan losses and country risk: amounts written off (net of recoveries), new provisions charged against profit (increases and releases) and growth of the allowance as a consequence of the charge of interest to doubtful loans. The allowance for interest in suspense is included in the specific allowance for loan losses.

Movements in Specific Allowances for Loan Losses

                                                 1997      1996      1995      1994      1993
                                                ------    ------    ------    ------    ------
                                                             (IN MILLIONS OF NLG)
Balance at beginning of year................     5,293     5,442     5,688     5,290     4,559
Acquisitions, currency translation
  differences and other adjustments.........       514      (197)      (70)     (128)       84
Amounts written off
  The Netherlands...........................      (398)     (837)     (795)     (455)     (280)
  North America.............................      (356)     (303)     (198)     (366)     (511)
  Rest of the world.........................      (288)     (514)     (313)     (246)     (189)
                                                ------    ------    ------    ------    ------
                                                (1,042)   (1,654)   (1,306)   (1,067)     (980)
Recoveries..................................       119       107        83       176       133
Subtotal....................................     4,884     3,698     4,395     4,271     3,796
Provision for interest in suspense..........       165       188       190       181       274
New and increased specific provisions
  The Netherlands...........................       601     1,010       822     1,264       954
  North America.............................       595       364       263       326       396
  Rest of the world.........................       856       820       781       556       531
                                                ------    ------    ------    ------    ------
                                                 2,052     2,194     1,866     2,146     1,881
Releases of specific provisions
  The Netherlands...........................      (251)     (306)     (673)     (416)     (429)
  North America.............................      (128)     (183)     (126)     (156)      (62)
  Rest of the world.........................      (226)     (191)     (127)     (162)      (37)
                                                ------    ------    ------    ------    ------
                                                  (605)     (680)     (926)     (734)     (528)
Recoveries
  The Netherlands...........................        (5)       (6)      (16)     (102)      (68)
  North America.............................       (92)      (70)      (47)      (67)      (57)
  Rest of the world.........................       (22)      (31)      (20)       (7)       (8)
                                                ------    ------    ------    ------    ------
                                                  (119)     (107)      (83)     (176)     (133)
New and increased specific provisions
  (net).....................................     1,328     1,407       857     1,236     1,220
                                                ------    ------    ------    ------    ------
Balance at end of year......................     6,377     5,293     5,442     5,688     5,290
                                                ======    ======    ======    ======    ======

Movements in Specific Allowances for Country Risk

                                                 1997      1996      1995      1994      1993
                                                ------    ------    ------    ------    ------
                                                             (IN MILLIONS OF NLG)
Balance at beginning of year................       921     1,055     1,584     2,360     2,600
Acquisitions, currency translation
  differences and other adjustments.........       105        35       (72)     (106)      102
Amounts written off.........................        --        --      (177)     (160)       --
Provisions charged (released) against
  profit....................................      (123)     (153)     (135)     (253)     (194)
Provision for interest in suspense..........        --        --        --       (12)       97
Purchase/sale LDCs..........................        --       (16)     (145)     (245)     (245)
                                                ------    ------    ------    ------    ------
Balance at end of year......................       903       921     1,055     1,584     2,360
                                                ======    ======    ======    ======    ======

Specific Allowance for Loan Losses by Industry

     The following table analyzes the allowance for loan losses by industry at December 31, 1997, 1996, 1995, 1994 and 1993.

                                                                  AT DECEMBER 31,
                                                     -----------------------------------------
                                                     1997     1996     1995     1994     1993
                                                     -----    -----    -----    -----    -----
                                                               (IN MILLIONS OF NLG)
Agriculture, mining and energy...................      311      160      125      182      173
Manufacturing....................................    1,246    1,129      890      907      823
Construction and real estate.....................      471      447      674      767      648
Wholesale and retail trade.......................    1,183      956    1,027    1,062    1,037
Transportation and communications................      563      459      282      242      209
Financial services...............................      669      538      433      449      518
Business services................................      558      351      593      649      499
Education, health care and other services........      539      468      759      885      856
                                                     -----    -----    -----    -----    -----
Total commercial.................................    5,540    4,508    4,783    5,143    4,763
Retail...........................................      837      785      659      545      527
                                                     -----    -----    -----    -----    -----
Total private sector.............................    6,377    5,293    5,442    5,688    5,290
                                                     =====    =====    =====    =====    =====

     The following table analyzes the percentage of loans in each industry to total private sector loans at December 31, 1997, 1996, 1995, 1994 and 1993.

                                                                  AT DECEMBER 31,
                                                     -----------------------------------------
                                                     1997     1996     1995     1994     1993
                                                     -----    -----    -----    -----    -----
                                                                 (IN PERCENTAGES)
Agriculture, mining and energy...................      5.0      6.4      4.9      5.5      6.1
Manufacturing....................................     13.8     16.3     16.4     16.4     18.0
Construction and real estate.....................      6.1      6.0      7.1      6.3      6.1
Wholesale and retail trade companies.............      9.5     10.6     12.4     13.2     14.6
Transportation and communications................      5.5      5.2      5.7      5.8      6.6
Financial services...............................      9.7     11.6      7.3      6.9      7.1
Business services................................      5.4      4.8      7.0      7.1      7.3
Education, health care and other services........      6.4      7.6      8.5      7.9      7.2
                                                     -----    -----    -----    -----    -----
Total commercial.................................     61.4     68.5     69.3     69.1     73.0
Retail...........................................     38.6     31.5     30.7     30.9     27.0
                                                     -----    -----    -----    -----    -----
Total private sector.............................    100.0    100.0    100.0    100.0    100.0
                                                     =====    =====    =====    =====    =====

Net Specific Provisions for Loan Losses by Industry

     The following table analyzes net specific provisions for loan losses (inclusive of provision for interest in suspense) by industry for 1997, 1996, 1995, 1994 and 1993.

                                                     1997     1996     1995     1994     1993
                                                     -----    -----    -----    -----    -----
                                                               (IN MILLIONS OF NLG)
Agriculture, mining and energy...................      148       93       --       43       54
Manufacturing....................................      266      279      137      213      236
Construction and real estate.....................       74       72      130      367      320
Wholesale and retail trade companies.............      295      306      209      115      211
Transportation and communications................       40      146       61       82       (3)
Financial services...............................       78       53       16       30      177
Business services................................      201       88      111      140      166
Education, health care and other services........       53      231      106      218      212
                                                     -----    -----    -----    -----    -----
Total commercial.................................    1,155    1,268      770    1,208    1,373
Retail...........................................      338      327      277      209      121
                                                     -----    -----    -----    -----    -----
Total private sector.............................    1,493    1,595    1,047    1,417    1,494
of which interest in suspense....................      165      188      190      181      274
                                                     -----    -----    -----    -----    -----
Total specific provisions (net)..................    1,328    1,407      857    1,236    1,220
                                                     =====    =====    =====    =====    =====

Analysis of Write-Offs by Industry

     The following table analyzes the amounts written-off by industry during 1997, 1996, 1995, 1994 and 1993.

                                                     1997     1996     1995     1994     1993
                                                     -----    -----    -----    -----    -----
                                                               (IN MILLIONS OF NLG)
Agriculture, mining and energy...................       47       46       55       31       30
Manufacturing....................................      118      289      166      133       98
Construction and real estate.....................       70      305      241      268      248
Wholesale and retail trade.......................      284      237      226      113      149
Transportation and communications................       54       75       25       42       37
Financial services...............................       35       90       18       26        6
Business services................................       74      148      179       55      104
Education, health care and other services........      108      170      217      200      155
                                                     -----    -----    -----    -----    -----
Total commercial.................................      790    1,360    1,127      868      827
Retail...........................................      252      294      179      199      153
                                                     -----    -----    -----    -----    -----
Total private sector.............................    1,042    1,654    1,306    1,067      980
                                                     =====    =====    =====    =====    =====

POTENTIAL CREDIT RISK LOANS

     The table below provides an analysis of ABN AMRO's doubtful loans for the years ended December 31, 1997, 1996, 1995, 1994 and 1993. "Doubtful loans" are all loans classified as "doubtful or "loss" for which in general a specific provision has been made, although doubtful loans can still be performing. The amounts are stated before deduction of the value of collateral held, the specific allowances carried and interest in suspense. As ABN AMRO is not required by Dutch regulations to classify loans as "non-accrual", "accruing past due", "restructured" and "potential problem" loans, as defined by the Securities and Exchange Commission (the "SEC"), the table below is based on available data for 1997, 1996, 1995, 1994 and 1993.

DOUBTFUL LOANS

                                                                             INTEREST     INCLUDED IN   INCLUDED IN   INCLUDED IN
                                                                            REVENUE NOT    INTEREST      INTEREST      INTEREST
                                                                            RECOGNIZED      REVENUE       REVENUE       REVENUE
                                1997     1996     1995     1994     1993      1997(4)       1997(5)       1996(5)       1995(5)
                               ------   ------   ------   ------   ------   -----------   -----------   -----------   -----------
                                                                      (IN MILLIONS OF NLG)
NON-ACCRUAL LOANS(1)
The Netherlands..............   1,282    1,786    1,744    1,563    1,869       129            --            --            --
North America................     369      463      480      671    1,129        31             4             2             6
Rest of the world............     903    1,181    1,072    1,007      646        37             3            --             9
                               ------   ------   ------   ------   ------       ---           ---           ---           ---
                                2,554    3,430    3,296    3,241    3,644       197             7             2            15
NON-PERFORMING LOANS FOR
  WHICH INTEREST HAS BEEN
  SUSPENDED(2)
The Netherlands..............   1,101    1,026    1,285    1,286    1,168        68            --            10             9
North America................     668      341      395      295      557        30             2            --            13
Rest of the world............   1,505      861      969      869      835        67            25            10            15
                               ------   ------   ------   ------   ------       ---           ---           ---           ---
                                3,274    2,228    2,649    2,450    2,560       165            27            20            37
ACCRUING LOANS(3)
The Netherlands..............   4,289    3,362    3,519    4,720    3,978        --           242           206           298
North America................      48      203      291      147       --        --             3             5            26
Rest of the world............     870      664      441      237      455        24            59            31            39
                               ------   ------   ------   ------   ------       ---           ---           ---           ---
                                5,207    4,229    4,251    5,104    4,433        24           304           242           363
                               ------   ------   ------   ------   ------       ---           ---           ---           ---
TOTAL DOUBTFUL LOANS.........  11,035    9,887   10,196   10,795   10,637       386           338           264           415
                               ======   ======   ======   ======   ======       ===           ===           ===           ===

---------------

(1) "Non-accrual loans" are loans placed on a non-accrual basis but not yet written off.

(2) "Non-performing loans" are loans on which ABN AMRO continues to accrue interest, but which is included in interest revenue only if interest is actually received.

(3) "Accruing loans" are loans on which ABN AMRO continues to charge interest that is included in interest revenue.

(4) "Interest not recognized" is the difference between the interest revenue that would have been recognized under original contractual terms and the interest revenue actually recognized in the relevant year.

(5) "Included in interest" is the amount of interest revenue that is recognized in the relevant year.

     The following table sets forth the outstanding principal balance of loans as of December 31, 1997, 1996, 1995, 1994 and 1993 that were restructured.

                                                                          INCLUDED IN   INCLUDED IN   INCLUDED IN
                                                                           INTEREST      INTEREST      INTEREST
                                                                            REVENUE       REVENUE       REVENUE
                                       1997   1996   1995   1994   1993      1997          1996          1995
                                       ----   ----   ----   ----   ----   -----------   -----------   -----------
The Netherlands......................   --     49     82     68     45        --            --             5
North America........................   35      5      8     20     35         1            --            --
Rest of the world....................   95    317    367    458    753        22            35            21
                                       ---    ---    ---    ---    ---        --            --            --
                                       130    371    457    546    833        23            35            26
                                       ===    ===    ===    ===    ===        ==            ==            ==

COUNTRY RISK EXPOSURE AND RELATED SPECIFIC ALLOWANCES

     The following table sets ABN AMRO's country risk exposure and related specific allowances at December 31, 1997, 1996 and 1995.

                                                                 AT DECEMBER 31,
                                                             ------------------------
                                                             1997     1996      1995
                                                             -----    -----    ------
                                                                  (IN MILLIONS OF NLG
                                                                  EXCEPT PERCENTAGES)
Country risk exposure....................................    2,079    2,727     2,737
Country risk specific allowances.........................     (903)    (921)   (1,055)
Net exposure.............................................    1,176    1,806     1,682
Net exposure as a percentage of group capital............      2.2%     4.5%      5.0%

     Total country risk exposure, excluding trade debts, decreased by NLG 648 million in 1997, mainly as a result of the change in Mexico's status from being a Less Developed Country ("LDC") in 1996 to no longer being one in 1997. Specific allowances for country risk represented 43% of total country risk exposure at December 31, 1997, as compared to 34% at December 31, 1996 and 39% at December 31, 1995. Of the total country risk exposure at December 31, 1997, NLG 908 million, or 44%, was collateralized mainly by U.S. Treasury zero coupon bonds issued as part of Brady restructurings. This collateral is designed to cover fully the principal due on maturity. In determining specific allowances for country risk the estimated current value of this collateral has been taken into account.

CROSS-BORDER OUTSTANDINGS

     The operations of ABN AMRO involve significant exposure in non-local currencies. These cross-border outstandings are controlled by the Group Credit Committee through a country risk management system that requires frequent monitoring of outstandings to avoid concentrations of transfer, economic and political risk. Cross-border outstandings are based on the country of domicile of the borrower and comprise loans denominated in currencies other than the borrower's local currency.

     Cross-border outstandings exceeding 1% of total assets at December 31, 1997, 1996 and 1995 are shown in the following table. These figures are not netted for any legally enforceable written guarantees of principal or interest by domestic or other non-local third parties. At the dates below, there are no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal. The table does not include off balance sheet items.

                                      PERCENTAGE OF   TOTAL                          PRIVATE
                                      TOTAL ASSETS    AMOUNT   BANKS    GOVERNMENT   SECTOR
                                      -------------   ------   ------   ----------   -------
                                             (IN MILLIONS OF NLG EXCEPT PERCENTAGES)
DECEMBER 31, 1997
United Kingdom.....................        5.6        46,879   21,874      2,685     22,320
United States......................        3.0        25,018    5,133      6,193     13,692
Germany............................        2.7        22,894   11,294     10,165      1,435
Belgium............................        1.9        15,520   10,124      2,193      3,203
Japan..............................        1.8        15,356   10,560        259      4,537
France.............................        1.8        14,893   11,236        640      3,017
Italy..............................        1.6        12,999    7,243      4,037      1,719
DECEMBER 31, 1996
United Kingdom.....................        3.9        23,171   16,688        212      6,271
Germany............................        2.6        15,361    7,662      7,044        655
Japan..............................        2.4        14,186   10,266         --      3,920
United States......................        2.1        12,681    8,325      1,814      2,542
France.............................        1.6         9,372    7,098        435      1,839
Belgium............................        1.5         9,047    6,408        402      2,237
Singapore..........................        1.2         7,191    6,441         --        750
Luxembourg.........................        1.1         6,492    5,359          1      1,132
DECEMBER 31, 1995
United Kingdom.....................        4.6        25,086   18,606         50      6,430
United States......................        2.7        14,867    9,788      1,981      3,098
Japan..............................        2.4        12,856    8,805         --      4,051
Germany............................        2.2        11,989    5,807      5,698        484
Belgium............................        2.1        11,417    8,237        837      2,343
France.............................        1.9        10,403    8,897        126      1,380
Singapore..........................        1.3         7,112    6,111         --      1,001
Italy..............................        1.2         6,641    5,764        754        123
Luxembourg.........................        1.1         6,276    5,469         72        735

Cross-Border Outstandings between 0.75% and 1% of Total Assets

     Cross-border outstandings to borrowers in countries in which such outstandings amounted to between 0.75% and 1% of total assets totaled NLG 13,017 million at December 31, 1997 and related to Switzerland and Sweden. At December 31, 1996, these outstandings totaled NLG 16,527 million and related to Italy, Sweden and Switzerland. At December 31, 1995 these outstandings totaled NLG 9,067 million and related to Sweden and Switzerland.

LOAN CONCENTRATIONS

     One of the principal factors influencing the quality of ABN AMRO's earnings and loan portfolio is diversification of loans by region, industry and borrower. A concentration exists when loans are made to a multiple number of borrowers engaged in similar activities all of whom are subject to roughly the same effects of economic conditions or other changes. At December 31, 1997, there was no concentration of loans exceeding 10% of ABN AMRO's total loans (gross).

                                  LIABILITIES

     Deposits and short-term borrowings are included in the balance sheet items Banks, Total customer accounts and Debt securities.

DEPOSITS

     The following table presents the average amount of and the average rate paid on each deposit category representing in excess of 10% of average total deposits during the three most recent fiscal years. The geographic allocation is based on the location of the office or branch where the deposit is made.

                                               1997                 1996                 1995
                                        ------------------   ------------------   ------------------
                                        AVERAGE   AVERAGE    AVERAGE   AVERAGE    AVERAGE   AVERAGE
                                        AMOUNT    RATE (%)   AMOUNT    RATE (%)   AMOUNT    RATE (%)
                                        -------   --------   -------   --------   -------   --------
                                                  (IN MILLIONS OF NLG EXCEPT PERCENTAGES)
BANKS
The Netherlands
  Time deposits(1)...................    50,056     5.3      69,778      5.2      52,523      5.1
  Demand deposits/Current accounts...    25,058     4.4      22,813      5.0      31,911      7.6
Foreign
  Time deposits(1)...................   117,038     4.8      59,668      5.6      40,546      6.0
  Demand deposits/Current accounts...    24,052     3.5      37,805      3.8      24,635      9.0
TOTAL CUSTOMER ACCOUNTS
The Netherlands
  Savings accounts...................    64,101     4.0      58,537      4.1      54,409      4.5
  Time deposits(1)...................    48,342     4.1      61,012      4.6      58,634      4.8
  Demand deposits/Current accounts...    44,179     2.3      42,590      2.0      37,817      2.6
  Others.............................    12,157     5.4      11,040      5.1      14,162      5.0
Foreign
  Savings accounts...................    61,625     4.5      32,088      4.1      27,733      4.1
  Time deposits(1)...................    60,600     4.6      54,111      4.9      35,309      5.9
  Demand deposits/Current accounts...    21,307     3.0      16,670      3.4      22,773      3.7
  Others.............................    56,381     5.0      22,013      5.8       8,528      6.1

---------------

(1) Includes ABN AMRO's Eurodollar deposit activities. Time deposits are funds whereby the original term, the period of notice and interest payable have been agreed upon with the counterparty.

     Average amounts of deposits by foreign customers in the Dutch branches and offices included under Banks were for 1997, 1996 and 1995, NLG 57.4 billion, NLG
67.6 billion and NLG 59.4 billion, respectively, and for Total customer accounts were for 1997, 1996 and 1995, NLG 32.5 billion, NLG 35.7 billion and NLG 33.2 billion, respectively.

Deposits of USD 100,000 or more

     At December 31, 1997, deposits of USD 100,000 or more or the equivalent in other currencies, held in the United States, in time deposits and certificates of deposits by term remaining until maturity were:

                                                              AT DECEMBER 31, 1997
                                                              --------------------
                                                              (IN MILLIONS OF NLG)
3 months or less............................................         26,195
more than 3 months but less than 6 months...................          7,596
more than 6 months but less than 12 months..................          3,361
over 12 months..............................................          9,547
                                                                     ------
Total.......................................................         46,699
                                                                     ======

SHORT-TERM BORROWINGS

     Short-term borrowings are borrowings with an original maturity of one year or less. These are included in ABN AMRO's consolidated balance sheet under the items Banks, Total customer accounts and Debt securities. Categories of short-term borrowings for which the average balance outstanding during the preceding three fiscal years was equal to or greater than 30% of consolidated shareholders' equity at December 31, 1997 were included in the item Debt Securities and consisted of certificates of deposits and commercial paper. An analysis of the balance and interest rates paid on such item is provided below.

                                                        1997        1996        1995
                                                       ------      ------      ------
                                                            (IN MILLIONS OF NLG
                                                            EXCEPT PERCENTAGES)
Year-end balance...................................    51,234      40,191      33,285
Average balance....................................    48,956      37,915      32,363
Maximum month-end balance..........................    52,284      42,070      37,638
Average interest rate during the year..............       6.3%        6.6%        5.9%
Average interest rate at year-end..................       6.0%        6.7%        6.2%

     For an analysis of the maturities of ABN AMRO's liabilities at December 31, 1997, see the notes to the Consolidated Financial Statements.

                           SUPERVISION AND REGULATION

REGULATION IN THE NETHERLANDS

General

     Holding and its subsidiaries, on a worldwide basis, are extensively regulated in The Netherlands by the Dutch Central Bank.

     The bank regulatory system in The Netherlands is a comprehensive system based on the provisions of the Act on the Supervision of the Credit System 1992 (the "ASCS 1992"). Certain European Union banking directives made it necessary to amend the Act on the Supervision of the Credit System that had regulated the Dutch banking system since 1978, and the new ASCS 1992 entered into force on January 1, 1993.

     The Bank is a "universal bank" under the terms of the ASCS 1992 because it is engaged in the securities business as well as the banking business. Certain provisions of the ASCS 1992, summarized below, may restrict the Bank's ability to make capital contributions or loans to its subsidiaries, and to make dividends and distributions to Holding.

Supervision of Credit Institutions

     In general, under the ASCS 1992, credit institutions are supervised by the Dutch Central Bank. No enterprise or institution established in The Netherlands shall pursue the business of a credit institution unless it has obtained prior authorization from the Dutch Central Bank. Its supervisory activities under the ASCS 1992 focus on monetary supervision and supervision of solvency, liquidity and administrative organization including internal control and risk management. In addition, the ASCS 1992 contains provisions regarding the structure of credit institutions. The Dutch Central Bank is authorized to issue directives in each of those areas of supervision. If, in the opinion of the Dutch Central Bank, a credit institution fails to comply with the Dutch Central Bank's directives concerning solvency, liquidity or administrative organization, the Dutch Central Bank will so notify the credit institution, and it may instruct the credit institution to behave in a certain manner. If the credit institution does not respond to any such instructions to the satisfaction of the Dutch Central Bank, the Dutch Central Bank may exercise additional supervisory measures, which may include the revocation of the license of the credit institution.

     The ASCS 1992 provides that each supervised credit institution shall submit periodic reports to the Dutch Central Bank. In accordance with the Dutch Central Bank directives promulgated pursuant to the ASCS 1992, the Bank files monthly reports with the Dutch Central Bank. At least one monthly report for each given year must be certified by a registered accountant. The report to be certified is selected by the registered accountant in its discretion.

Solvency Supervision

     The Solvency Guidelines of the Dutch Central Bank, as amended on January 1, 1991 (the "Solvency Guidelines"), in accordance with the solvency guidelines of the Council of the European Communities and the Basle Accord, require that ABN AMRO maintain a minimum level of total capital (as defined below) to support the risk-weighted total value of balance sheet assets and off balance sheet items, the latter of which includes guarantees, documentary credits, certain interest- and currency-related contracts, unused portions of committed credit facilities with an original maturity of over one year, note issuance facilities and revolving underwriting facilities (the "Capital Adequacy Ratio"). The risk-weighting considers the debtor's risk, which depends on the debtor's classification, whether or not security is provided, and the country of origin of the debtor. The required minimum Capital Adequacy Ratio currently is 8.00%. On January 1, 1996 additional solvency guidelines became effective, implementing the Capital Adequacy Directive of March 15, 1993 (93/6/EEC) (the "Capital Adequacy Directive") issued by the Council of the European Communities. The Solvency Guidelines are applied to the world-wide assets of Dutch credit institutions.

     For ABN AMRO, total capital consists of core capital (also referred to as Tier 1 capital) and secondary capital (also referred to as Tier 2 capital). As of January 1, 1996, pursuant to the Capital Adequacy Directive,

ABN AMRO may also maintain an additional form of regulatory capital, Tier 3 capital, to support the market risks of financial instruments in its trading book and foreign exchange risk of all business activities. Tier 1 capital consists of shareholders' equity, published reserves and minority interests. Tier 2 capital consists of undisclosed reserves (e.g., the provision for general contingencies under current Dutch GAAP), revaluation reserves and subordinated debt that does not qualify as Tier 3 capital. Tier 3 capital consists of subordinated debt that (i) has a minimum original maturity of at least two years; (ii) is not subject to redemption prior to maturity without the prior written consent of the Dutch Central Bank (other than in the event of a winding-up of the Bank); and (iii) is subject to a provision which provides that neither interest nor principal may be paid if, prior to or as a result of such payment, ABN AMRO's Capital Adequacy Ratio would be less than the required minimum.

     The amount of subordinated loans included in Tier 2 capital may not exceed 50% of the amount of Tier 1 capital, and the amount of Tier 2 capital included in total capital may not exceed the amount of Tier 1 capital. In addition, Tier 3 capital may not exceed 250% of the amount of Tier 1 capital that is necessary to support market and foreign exchange risks. Goodwill and interests of more than 10% in non-consolidated banking and financial subsidiaries must be deducted from Tier 1 capital and total capital, respectively. As the Dutch Central Bank previously announced, as of January 1, 1998, the sum of Tier 2 and Tier 3 capital is no longer permitted to exceed Tier 1 capital.

     See Item 8 -- "Selected Financial Data" and Item 9 -- "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources" for information concerning the Bank's capital ratios.

Exposure Supervision

     The Dutch Central Bank has issued specific rules with respect to large exposures to a single borrower or group of interconnected borrowers or in relation to certain other businesses that involve a concentration of risk. These large exposure rules implement the Large Exposures Directive of December 21, 1992 (92/121/EEC) and the Capital Adequacy Directive. Large exposures generally include all assets and off balance sheet items of a credit institution with respect to a single borrower or a group of connected borrowers which exceed 10% of a credit institution's total capital. Large exposures must be reported once every quarter to the Dutch Central Bank. There is a limit of 25% of total capital for a single large exposure, while the aggregate amount of all large exposures of a credit institution may not exceed 800% of its total capital.

     In addition, under the Solvency Guidelines, certain other exposures are limited as a percentage of total capital as follows: exposures to the Dutch central government, the Dutch local government and other central governments of the so-called "Zone A" countries, which include the OECD countries, have no limit; exposures to local governments of OECD countries are weighted at 50%; exposures to banks with a remaining maturity of up to or less than one year or more than one year are weighted at 20% and 50%, respectively; and exposures to others are weighted at 100%. Equity participations in insurance companies are exempt up to a level of 40% of total capital of the credit institution.

     Facilities and loans to, and investments in, non-banks by credit institutions of 1% or more of total capital must be registered with the Dutch Central Bank. For banks, the threshold is 3% of total capital. Regulations of the Dutch Central Bank also bar a credit institution from lending (on either a secured or an unsecured basis) to any director or member of senior management of the credit institution without the prior approval of the Dutch Central Bank more than the lesser of (i) 5% of its total capital and (ii) (if the loan is unsecured) five times the monthly salary of the borrower.

Liquidity Supervision

     The Dutch Central Bank has issued liquidity directives designed to ensure that liquid assets are held against liquid liabilities (liabilities with a remaining term to maturity of less than one year) so that such liabilities can be met on the due date or on demand, as the case may be. Actual liquidity must be equal to or greater than the required liquidity, and actual cash liquidity (which includes assets with a very high liquidity such as deposits with central banks and other banks) must be equal to or greater than the amounts of very liquid debts. Certain assets are deemed to be liquid only in part, depending on their negotiability. The liquidity requirements associated with non-term liabilities depend on the credit institution's expectations as to claims relating to such liabilities. In determining liquidity requirements associated with term liabilities, assets and liabilities with the same term, to the extent that the remaining term to maturity is less than one year, are offset against each other. After giving effect to any offset of term assets, the liquidity requirement is 20%. For obligations amounting to more than 3% of total liabilities, there are additional liquidity requirements.

     ABN AMRO reports to the Dutch Central Bank on a monthly basis concerning its compliance with the liquidity requirements. Compliance reports concerning liquidity requirements of foreign subsidiaries are submitted to appropriate foreign regulatory authorities as required. In every country in which ABN AMRO operates, its liquidity satisfies the standards imposed by the applicable regulatory authorities.

Structural Supervision

     The ASCS 1992 requires a declaration of no objection from the Dutch Minister of Finance upon consultation with the Dutch Central Bank for certain changes in the structure of credit institutions, such as mergers, participations of over 5% in the outstanding share capital of a credit institution or 10% or more in a non-financial institution by voting or otherwise (each being a "qualifying participation"), the addition of a managing partner to the credit institution, repayments of capital or distribution of reserves of the credit institution and financial reorganization. Approval will be denied if, among other things, the Dutch Central Bank determines that sound banking policy may be jeopardized, that an undesirable effect on the Dutch credit system might result or that a conflict might arise in respect of certain solvency directives.

     The Dutch Central Bank together with the Dutch Minister of Finance has developed a "structural policy" for equity participations by credit institutions in non-financial institutions. Under this policy, an equity participation is not allowed if the value of the participation would exceed 15% of a credit institution's total capital or if the participation would cause the value of the credit institution's aggregate qualifying participations in non-financial institutions to exceed 60% of its total capital. Certain types of participations will be approved in principle, although in certain circumstances such declaration of no-objection will have a limited period of validity, such as, in the case of a debt rescheduling or rescue operation or when the participation is acquired and held as part of an issue underwriting operation. The approval generally will be given where the value of the non-financial institution concerned or the value of the participation does not exceed certain threshold amounts.

Supervision of the Securities Business

     The Bank is also subject to supervision of its activities in the securities business. The Act on the Supervision of the Securities Trade 1995 ("ASST 1995"), together with the decrees and regulations promulgated pursuant thereto, provide a comprehensive framework for the conduct of securities trading in or from The Netherlands. The ASST 1995 replaces the Act on the Supervision of the Securities Trade 1992 and came into effect on December 31, 1995. It incorporates two European Union directives, the Investment Services Directive of May 10, 1993 (93/22/EEC) and the Capital Adequacy Directive. The Securities Board of The Netherlands (Stichting Toezicht Effectenverkeer; the "STE") is charged by the Dutch Minister of Finance with supervision of the securities industry.

     In addition to regulating securities offerings, the ASST 1995 regulates the provision of brokerage services and the offering of portfolio management services. Under the ASST 1995, these services cannot be provided without a license. Credit institutions such as the Bank which are licensed under the ASCS 1992 as a universal bank, are excepted from the license requirement but are subject to the conduct of business rules which apply to license-holders under the ASST 1995.

     The ASST 1995 also recognizes the self-regulatory supervision of certain securities exchanges, including the AEX Stock Exchange and the AEX Option Exchange (the "Exchanges"). Although such exchanges themselves are, as self-regulatory organizations, responsible for establishing rules and ensuring compliance therewith, they are subject to reporting obligations to, and ultimate supervision by the STE. As an institution permitted to trade on the AEX Stock Exchange and the AEX Option Exchange, the Bank must comply with the rules of the Exchanges. The Exchanges have the power to take disciplinary action against admitted institutions if they violate the rules of the Exchanges. In turn, the STE, as the supervisor over the Exchanges, monitors whether the Exchanges duly enforce their own rules.

Supervision of Investment Business

     The Bank and/or certain subsidiaries of the Bank are also active as managers and/or custodians of collective investment plans, which comprise both investment funds and investment companies. Collective investment plans are subject to supervision by the Dutch Central Bank pursuant to the Act on the Supervision of Investment Institutions 1990.

REGULATION IN THE EUROPEAN UNION

     Within the European Union, the creation of a single financial market at the end of 1992 has involved continued negotiations among member states towards establishing greater freedom in the cross-border banking and securities business through a harmonized institutionally based regulatory environment, with emphasis on the role of the home country regulator. The Second Banking Co-ordination Directive established a framework for the mutual recognition of such European Economic Area member state's supervision of banks, enabling a bank authorized in one European Economic Area member state to carry out banking and investment activities on a branch or cross-border service basis in other European Economic Area member states on the basis of a single license provided by the home country supervisory authority. An equivalent measure for securities firms carrying out investment business, the Investment Services Directive, was implemented in The Netherlands as part of the ASST 1995.

     Supporting the Second Banking Co-ordination Directive are the Solvency and Own Funds Directives, which establish a minimum harmonization of regulatory capital requirements to enable banks to operate throughout the EU under their authorization granted by the regulators of the home member state (Home Country Control). The Capital Adequacy Directive establishes minimum capital standards for the investment business of securities firms and banks.

     The proposed establishment of the EMU, under the provisions of the 1992 Maastricht Treaty, involves in its final stages the creation of a single currency, the Euro, managed by a single European Central Bank. The EMU is expected to go into effect in 1999 for the majority of Western European countries, including The Netherlands. The final stages of the EMU will start with locked exchange rates. Subsequently thereto, the Euro would be introduced as a single currency, with local currencies, including the guilder, trading in tandem therewith. This transition will be unprecedented in financial history and, as such, highly complex. See Item 9 -- "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Introduction."

REGULATION IN THE UNITED STATES

     The Bank's operations in the United States are subject to extensive regulation and supervision by federal and state banking authorities. The Bank's branches and agencies in the United States are licensed by state banking authorities under the banking laws of the states in which such branches and agencies are located. The Bank's branches and agencies are examined by such state banking authorities, and must observe the banking regulations of such states.

     Under the International Banking Act of 1978 (the "IBA"), as amended by the Foreign Bank Supervision Enhancement Act of 1991 (the "FBSEA"), the Bank's branches, agencies and representative offices are subject to examination and supervision by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). The FBSEA also provides that the Federal Reserve may order a foreign bank which operates a state branch or agency to terminate the activities of such branch or agency if the Federal Reserve finds that the foreign bank is not subject to comprehensive supervision or regulation on a consolidated basis by the appropriate authorities in its home country, or there is reasonable cause to believe that such foreign bank, or any affiliate of such foreign bank, has committed a violation of law or engaged in an unsafe or unsound banking practice in the United States, and as a result of such violation or practice, the continued operation of such branch or agency would not be consistent with the public interest or with the IBA, the Bank Holding Company Act of 1956, as amended ("BHCA"), or the Federal Deposit Insurance Act ("FDIA").

     The activities of the Bank's branches and agencies are limited by the laws of the state in which they are located and by the IBA. The FBSEA provides that, commencing on December 19, 1992, a state branch or agency of a foreign bank may not engage in any type of activity that is not permissible for a federal branch or agency of a foreign bank unless the Federal Reserve has determined that such activity is consistent with sound banking practice. Based upon the activities presently conducted by the Bank's branches or agencies, the Bank does not believe that this provision materially limits the activities of any branch or agency in the United States. The Bank's branches and agencies are also subject to reserve requirements, restrictions on the payment of interest on demand deposits, and restrictions on the size of loans to a single borrower pursuant to the IBA and implementing regulations of the Federal Reserve.

     The Bank must obtain the prior approval of the Federal Reserve, as well as any state authorities, to establish an additional branch, agency or representative office, and the Bank is restricted from opening new full service branches outside the State of Illinois, its "home state" designated in accordance with the requirements of the IBA unless specifically permitted by the law of the state in which any new branch is to be located.

     As a result of its indirect ownership of a number of U.S. subsidiary banking organizations, the Bank also is registered with the Federal Reserve as a bank holding company and, as a result of its status as a bank holding company and its operation of branches and agencies in the United States, is subject to restrictions on its non-banking activities in the United States and on interstate banking (such restrictions being similar to those applicable to U.S. domestic bank holding companies). A bank holding company must obtain Federal Reserve approval before (i) acquiring, directly or indirectly, ownership or control of any voting shares of a bank or bank holding company if, after such acquisition, it would own or control 5% or more of such shares, (ii) acquiring all or substantially all of the assets of another bank or bank holding company or (iii) merging or consolidating with another bank holding company. In September 1994, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegle-Neal") was enacted. Effective September 29, 1995, bank holding companies are permitted to acquire banks in any state subject to state deposit caps and a 10% nationwide cap. In addition, as of June 1, 1997, Riegle-Neal provides for full interstate branching by bank merger. States were permitted to "opt out" of this branching provision prior to the effective date and, alternatively, states were permitted to "opt in" earlier than June 1997. Texas and Montana adopted legislation to opt out of the branching provisions.

     The BHCA also prohibits a bank holding company, with certain limited exceptions, from acquiring or retaining direct or indirect ownership or control of 5% or more of the voting shares of any company which is not a bank or a bank holding company, or from engaging in any activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain activities which the Federal Reserve has determined to be closely related to the business of banking or managing or controlling banks.

     A bank holding company and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with the extension of credit, with limited exemptions. Subsidiary banks of a bank holding company are also subject to certain restrictions imposed by the Federal Reserve Act ("FRA") on any extensions of credit to the bank holding company or any of its subsidiaries, or investment in the stock or other securities thereof, and on the taking of such stocks or securities as collateral for loans. The Federal Reserve possesses cease and desist powers over bank holding companies if their actions represent unsafe or unsound practices or violations of law.

     The Banking Act of 1933, sections of which are commonly referred to as the Glass-Steagall Act, restricts banks from affiliating with entities "principally engaged in" underwriting securities. Beginning in 1987, the Federal Reserve permitted banks to affiliate with companies which derive only up to 10% of their revenue from bank ineligible activities, and on March 6, 1997, the Federal Reserve raised that limit to 25%. The Bank operates a securities subsidiary pursuant to Federal Reserve approval.

     The Bank's national bank subsidiaries are subject to supervision by the Office of the Comptroller of the Currency ("OCC"). The Bank's savings bank is subject to supervision by the Office of Thrift Supervision ("OTS"). The Federal Deposit Insurance Corporation ("FDIC") has primary federal supervisory responsibility for the Bank's state banks, with the exception of state banks that are members of the Federal Reserve System. The Bank's state banks are also subject to supervision by the bank supervisory authorities in their respective states. Various federal and state laws and regulations apply to many aspects of the operations of the Bank's subsidiary banks, including interest rates paid on deposits and loans, investments, mergers and acquisitions and the establishment of branch offices and facilities. The payment of dividends by the Bank's subsidiary banks is also subject to certain statutory restrictions and to regulation by governmental agencies.

     On December 16, 1988, the Federal Reserve adopted final risk-based capital guidelines for use in its examination and supervision of bank holding companies and banks. The guidelines have three main goals: (1) to make regulatory capital requirements more sensitive to differences in risk profiles among banking organizations; (2) to take off balance sheet risk exposures into explicit account in assessing capital adequacy; and (3) to minimize disincentives to holding liquid, low-risk assets. A bank holding company's ability to pay dividends and expand its business through the acquisition of new banking subsidiaries could be restricted if its capital falls below levels established by these guidelines. The risk-based capital ratios were fully implemented by the end of 1992. In 1991, the Board required bank holding companies and banks to adhere to another capital guideline referred to as the Tier 1 leverage ratio. This guideline places a constraint on the degree to which a banking institution can leverage its equity capital base. The U.S. bank subsidiaries of the Bank substantially exceed the requirements of these capital guidelines.

     In December, 1991, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was enacted. FDICIA, among other things, identifies the following capital standards for depository institutions: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. A depository institution is well capitalized if it significantly exceeds the minimum level required by regulation for each relevant capital measure, adequately capitalized if it meets each such measure, undercapitalized if it fails to meet any such measure, significantly undercapitalized if it is significantly below any such measure, and critically undercapitalized if it fails to meet any critical capital level set forth in the regulations. FDICIA requires a bank that is determined to be undercapitalized to submit a capital restoration plan, and the bank's holding company must guarantee that the bank will meet its capital plan. Subject to certain limitations, FDICIA also prohibits banks from making any capital distribution or paying any management fee if the bank would thereafter be undercapitalized. The Bank's bank subsidiaries currently meet the well capitalized standards.

     FDICIA grants the FDIC authority to impose special assessments on insured depository institutions to repay FDIC borrowings from the United States Treasury or other sources and to establish semiannual assessment rates on Bank Insurance Fund ("BIF") member banks so as to maintain the BIF at the designated reserve ratio defined in FDICIA. As part of the 1997 Omnibus Consolidated Appropriations Act which provides a framework for the merger of BIF and the Savings Association Insurance Fund ("SAIF") in 1999, BIF member banks will be responsible for certain obligations of the SAIF. Moreover, SAIF-insured savings institutions were required during 1996 to pay a special one-time assessment to the SAIF based on the deposits held as of March 31, 1995.

     Section 6(b) of the IBA generally requires insurance of deposits of a U.S. branch of a foreign bank unless the branch does not accept deposits of less than $100,000 or unless the FDIC determines by order or regulation that the branch is not engaged in "domestic retail deposit activity" requiring deposit insurance protection. Under the FDICIA and FDIC regulations, a state-licensed branch of a foreign bank will not be deemed to be engaged in "domestic retail deposit activity" if all initial deposits of less than $100,000 are derived solely from certain specified categories of deposits and the deposits fall within the de minimis exemption.

REST OF THE WORLD

     ABN AMRO operates in many other countries and its offices, branches and subsidiaries are subject to certain reserve, reporting requirements and controls imposed by the relevant central banks and regulatory authorities.

ITEM 2.  DESCRIPTION OF PROPERTY

     At December 31, 1997, ABN AMRO operated 967 offices and branches in The Netherlands and 921 offices and branches in 70 other countries. Of these offices and branches, 442 were in North America, 128 were in South and Central America, 214 were in Europe, 70 were in the Middle East and Africa and 67 were in the Asia/Pacific region. Approximately 47% of the offices and branches are owned by ABN AMRO and 53% are leased under long-term lease agreements.

     ABN AMRO is constructing of a new headquarters of approximately 900,000 gross square feet of space in Amsterdam-Buitenveldert at an estimated cost of NLG 700 million, excluding costs of furnishings and fittings. Completion is currently anticipated in 1999. The new building will be used in conjunction with the existing headquarters in Foppingadreef in Amsterdam-Zuidoost, and will permit the consolidation of head office functions.

     In addition, ABN AMRO is constructing a new 280,000 gross square foot office building at 250 Bishopsgate in London to concentrate all of its existing London-based activities in one facility and to accommodate anticipated expansion. The cost of the building is estimated at NLG 350 million, excluding costs of furnishings and fittings. Completion is currently anticipated in 1999.

ITEM 3.  LEGAL PROCEEDINGS

     Legal proceedings have been initiated against ABN AMRO in a number of jurisdictions, but on the basis of information currently available, and having taken counsel with legal advisers, the Managing Board is of the opinion that the outcome of these proceedings is unlikely to have a material adverse effect on the consolidated operations or financial position of ABN AMRO.

ITEM 4.  CONTROL OF REGISTRANT

     Under the Disclosure of Major Holdings in Listed Companies Act of The Netherlands (the "Disclosure Act"), shareholders must notify Holding and STE if their holdings reach, exceed or fall below 5%, 10%, 25%, 50% or 66 2/3% of the outstanding capital interest and/or voting rights of Holding. As of December 31, 1997, Holding had received notifications under the Disclosure Act of the following holdings:

                                                             % OF CAPITAL INTEREST(1)
                                                          -------------------------------
                                                          ORDINARY    PREFERENCE
                                                           SHARES       SHARES      TOTAL
                                                          --------    ----------    -----
Aegon N.V.............................................      3.31         6.68        9.99
AMEV/VSB 1990 N.V.....................................      0.30         5.40        5.70
Commercial Union Assurance PLC........................        --         5.90        5.90
ING Groep N.V.........................................      7.49(2)      9.08       16.57
Rabobank Nederland....................................      0.05         5.59        5.64
De Zonnewijser........................................        --         5.00        5.00
Stichting Administratiekantoor ABN AMRO Holding.......        --        57.78       57.78

---------------

(1) Other than Stichting Administratiekantoor ABN AMRO Holding ("Stichting"), the holders of Preference Shares listed in the table above hold certificates entitling them to the economic benefits of the Preference Shares. The Preference Shares represented by such certificates are held by Stichting and the voting rights in respect of such Preference Shares are exercised by the Managing Board of Stichting, which has broad discretion to vote such Preference Shares in a manner consistent with the interests of

     Holding, its affiliated companies and those connected therewith. The percentage of the capital interest of Holding held by Stichting reflected in the table above includes Preference Shares in respect of which certificates have been issued and the percentages of the capital interest of Holding held by the other shareholders listed therein include the Preference Shares in respect of which such holders have been issued certificates.

(2) The Ordinary Shares owned by ING Groep N.V. may not be voted because ING Groep N.V. has not received a declaration of no objection from the Dutch Ministry of Finance permitting it to vote such shares.

     Other than with respect to Aegon N.V., the percentages of total capital interest (i.e., aggregate par value of all outstanding shares of all classes) set forth above are based on the total capital interest as of December 31, 1991, the date as of which Holding received notification under the Disclosure Act from such holders. At December 31, 1991, giving effect to the four-for-one stock split of the Ordinary Shares effected on May 12, 1997, there were issued 1,057.0 million Ordinary Shares, par value NLG 1.25, 362.5 million preference shares, par value, NLG 5.00 ("Preference Shares") and one priority share, par value NLG
5.00 (the "Priority Share"), for an aggregate total capital of NLG 3.13 billion.

     From December 31, 1991 to December 31, 1997, the number of Ordinary Shares issued increased 353.3 million, or 33.4% to 1,410.3 million. This increase is the result of the issue of stock dividends, the exercise of staff options and warrants and conversion of convertible preference shares ("Convertible Preference Shares"). In 1993, Holding issued 20 million Convertible Preference Shares of which 18 million have been converted into Ordinary Shares. Accordingly, Holding does not know if the foregoing percentages remain accurate as of the date hereof, although Holding has not received, since the date of the original notification, any notification (other than with respect to Aegon N.V.) of any change in these percentages that meet any of the thresholds for notification under the Disclosure Act. Holding is not aware of any other direct or indirect ownership of more than 5% of the Ordinary Shares or Preference Shares of Holding.

     Stichting holds Preference Shares representing 57.78% of the total capital outstanding of Holding at December 31, 1991 and 50.63% of the total capital outstanding on December 31, 1997. Although Stichting has issued a corresponding number of certificates representing beneficial interest in the Preference Shares, which are listed on the AEX Stock Exchange, the voting rights of the Preference Shares are exercised by the Managing Board of Stichting, which has broad discretion to vote the Preference Shares in a manner consistent with the interest of Holding and its affiliated companies. Stichting is a non-membership organization (i.e., an entity without shareholders or other members that is similar to a trust or foundation) with a self-appointing Managing Board organized under the laws of The Netherlands. As of December 31, 1997, the members of the Managing Board of Stichting were:

                   NAME                                        OCCUPATION
                   ----                                        ----------
P. J. Kalff...............................  Chairman of the Managing Board of Holding
A. Heeneman...............................  Former Group Controller of Shell
                                            International Petroleum Ltd.
P. Schwencke..............................  Former Deputy Director of Nederlandsche
                                            Participatie Maatschappij N.V.

     Neither Mr. Heeneman nor Mr. Schwencke has any management or other material relationship with Holding or its subsidiaries or other group companies.

     Because shareholder resolutions of Holding are approved by an absolute majority of the votes cast, the Managing Board of Stichting currently is able to exercise sufficient voting power to determine the outcome of any shareholder vote. Under the governing instruments of Stichting, one of the members of the Managing Board of Stichting is the Chairman of the Managing Board of Holding.

     As of December 31, 1997, 99.99% of the Preference Shares were held of record by Stichting. To the extent that Stichting disposes of any Preference Shares held by it, or Holding issues new Preference Shares to any person or entity other than Stichting, Preference Shares only may be held by, in addition to Stichting,

(i) natural persons, (ii) Holding or (iii) such other legal entities as are approved by the Managing Board and the Supervisory Board of Holding in connection with a partnership with or takeover of another enterprise by merger or by acquisition of a participating interest or expansion thereof. Except in connection with a transaction of a type described in clause (iii) of the preceding sentence, or a transfer to Holding or Stichting, Preference Shares may not be transferred or issued to an acquiring party if the acquiring party holds more than 1% of the Preference Shares or if the acquiring party would hold more than 1% of the Preference Shares after the acquisition. Any transfer of Preference Shares made in accordance with the foregoing sentence only can be made to a person that is permitted to hold Preference Shares pursuant to the Articles of Association.

     Pursuant to the Articles of Association of Holding, the holder of the Priority Share, Stichting Prioriteit ABN AMRO Holding ("Stichting Prioriteit"), determines the number of members of the Managing Board of Holding, which may not be less than five, and the number of members of the Supervisory Board of Holding, which may not be less than ten. Any shareholders' resolution to amend the Articles of Association of Holding or to dissolve Holding requires not only the approval of the Supervisory Board but also the prior approval of the holder of the Priority Share. Stichting Prioriteit is a non-membership organization organized under the laws of The Netherlands with a self appointing managing board. Its objective is to protect the interests of Holding and interested parties, including in the event of a hostile take-over attempt. The Managing Board of Stichting Prioriteit is composed of the members of the Supervisory Board and Managing Board of Holding. Accordingly, the Priority Share and its ownership by Stichting Prioriteit serve essentially as a mechanism by which the Supervisory Board and the Managing Board may determine their own size and approve or disapprove amendments to the Articles of Association of Holding.

     Holding knows of no arrangements that may lead to a change of control of Holding. Under the ASCS 1992, a declaration of no objection from the Dutch Minister of Finance upon consultation with the Dutch Central Bank would be required for holding, acquiring or increasing a direct or indirect holding of shares of capital stock equal to more than 5% of the total capital interest in Holding. A separate declaration of no objection also would be required to exercise directly or indirectly voting rights with respect to shares of capital stock representing more than 5% of the voting rights (or the ability to exercise a comparable degree of control) in Holding. The Dutch Minister of Finance may attach restrictions or stipulations to its declaration of no objection.

ITEM 5.  NATURE OF TRADING MARKET

TRADING MARKETS

     The principal trading market for the Ordinary Shares is the AEX Stock Exchange. The Ordinary Shares also are listed on the London, Paris, Brussels, Frankfurt, Hamburg, Dusseldorf, Singapore and The Swiss Stock Exchanges. American Depositary Receipts ("ADRs") evidence the ADSs, each of which represents the right to receive one Ordinary Share. As of December 31, 1997,
14.8 million Ordinary Shares were held in the form of ADSs. The ADSs were listed on the New York Stock Exchange (the "NYSE"), under the symbol "AAN," on May 21, 1997.

     At December 31, 1997, 1.4 billion Ordinary Shares were outstanding, with approximately 74% of the Ordinary Shares held by Dutch investors and the remaining 26% by foreign investors. Major geographical concentrations of holders of Ordinary Shares outside The Netherlands are in the United Kingdom (estimated at 11%) and the United States (estimated at 9%).

     The Ordinary Shares may be held in bearer or registered form. Ordinary Shares may be converted from registered to bearer form, and following approval of the Managing Board may be converted from bearer to registered form. On December 31, 1997, approximately 84% of the outstanding Ordinary Shares were held in bearer form with the balance in registered form.

MARKET PRICE INFORMATION

     The following table sets forth, for the calendar quarters indicated, the high and low daily quoted closing prices for Ordinary Shares as reported in the Official Price List of the AEX Stock Exchange, the high/ask and the low/bid prices for the ADSs in the over-the-counter market until May 21, 1997, the high and low prices on and after May 21, 1997 on the NYSE, and the average daily turnover (counting both purchase and sale transactions) of Ordinary Shares on the AEX Stock Exchange. Data have been adjusted for the four-for-one stock split effected on May 12, 1997. Differences in the rate of change between the prices of Ordinary Shares and the prices of ADSs for the calendar quarters indicated are attributable principally to fluctuations in the U.S. dollar-Dutch guilder exchange rate.

                                                                 AMERICAN
                                        ORDINARY SHARES      DEPOSITARY SHARES
                                        ----------------    -------------------       AVERAGE DAILY
                                         HIGH      LOW      HIGH/ASK    LOW/BID         TURNOVER
                                        ------    ------    --------    -------    -------------------
                                                                                      (IN THOUSANDS
                                            (IN NLG)             (IN USD)          OF ORDINARY SHARES)
1996
First Quarter.......................    20.55     17.43      12.43       10.54           6,706.0
Second Quarter......................    23.75     20.58      13.89       12.23           6,491.6
Third Quarter.......................    23.85     20.55      14.30       12.30           4,741.2
Fourth Quarter......................    28.33     23.60      16.06       14.03           6,115.6
1997
First Quarter.......................    35.88     27.13      18.96       15.78           8,633.7
Second Quarter......................    37.60     30.13      19.00       15.50           7,094.0
Third Quarter.......................    51.20     37.10      24.44       18.75           8,538.2
Fourth Quarter......................    44.20     36.70      22.38       18.25           6,265.1

DIVIDEND POLICY

     Dividends on Ordinary Shares may be paid out of profits as shown in the consolidated financial statements of Holding, as adopted by the Supervisory Board and approved by the general meeting of shareholders, after the payment of dividends on the Priority Share, Preference Shares and Convertible Preference Shares and the establishment of any reserves. Reserves are established by the Managing Board subject to approval of the Supervisory Board.

     Holding has paid an interim and final dividend for each of the last five years. The following table sets forth dividends paid in respect of the Ordinary Shares for 1993 through 1997, as adjusted for the four-for-one stock split effected on May 12, 1997:

                                                 1993    1994    1995    1996    1997    1997(1)
                                                 ----    ----    ----    ----    ----    -------
                                                 NLG     NLG     NLG     NLG     NLG       USD
Interim dividend.............................    0.36    0.38    0.40    0.45    0.53     0.26
Final dividend...............................    0.40    0.42    0.50    0.60    0.67     0.32
                                                 ----    ----    ----    ----    ----     ----
Total dividend per Ordinary Share............    0.76    0.80    0.90    1.05    1.20     0.58
Total dividends per share as a % of net
  profit per share...........................    47.4    46.9    46.8    45.4    45.5

---------------

(1) The interim 1997 dividend has been translated into U.S. dollars at the applicable rate on date of payment, and the final 1997 dividend has been translated into U.S. dollars at the March 31, 1998 exchange rate.

     Holding has historically made dividends payable partly in cash and partly in Ordinary Shares, with the ratio determined by the Managing Board. Effective from the final dividend for 1994, both the interim dividend and the final dividend have been made available, at the shareholder's option, either wholly in cash or wholly in Ordinary Shares. Holding has in the past encouraged the cash dividend payment option by setting the value of the stock dividend at a level which is between 2% to 5% below the cash dividend. With respect to the 1996 final dividend, which was declared during 1997, the value of the stock dividend was equal to the cash dividend. An aggregate of 23.7 million and 11.9 million Ordinary Shares were issued with respect to the 1996 interim and final dividends and the 1997 interim dividend, respectively. The 1997 final dividend was announced on February 26, 1998. Elections to receive Ordinary Shares with respect to the 1997 final dividend will be required to be received by Holding during the period May 7 through May 25, 1998 and any Ordinary Shares to be issued in respect of an election will be issued on May 29, 1998. Holding currently intends to offer its shareholders (including its shareholders in the United States) a choice between dividends in cash or in Ordinary Shares (or
ADSs) for future dividends.

     Holding currently intends to pursue a policy of generally declaring dividends of between 45% and 50% of net profits attributable to Ordinary Shares.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     There are no limitations under the laws of The Netherlands or in the Articles of Association of Holding as currently in effect on the rights of non-residents or foreign owners, as such, to hold or vote Ordinary Shares. However, under the ASCS 1992, a declaration of no-objection from the Dutch Minister of Finance, upon consultation with the Dutch Central Bank, is required for any person or entity, irrespective of residence, to hold more than 5% of the total capital interest or voting rights in Holding. In addition, certain notifications under the Disclosure Act apply to shareholders exceeding or falling below such levels. See Item 4 -- "Control of Registrant."

     There are currently no exchange controls in effect in The Netherlands, although the Dutch External Financial Relations Act of March 25, 1994 ("DEFRA") does authorize the Minister of Finance or the Dutch Central Bank to issue such regulations. Cash dividends payable in Dutch guilders and stock dividends on Netherlands registered shares and bearer shares may be transferred from The Netherlands and converted into any other currency without Dutch legal restrictions. For statistical purposes, such payments and transactions if individually in excess of NLG 25,000 must be reported to the Dutch Central Bank.

     There are currently no other limitations under Dutch law affecting the remittance of dividends or other payments to non-resident holders of Holding securities (except, since October 15, 1996, in respect of residents of Libya and Iraq, in order to comply with United Nations and European Union sanctions).

ITEM 7.  TAXATION

     The following is a summary of the principal and material Dutch tax and U.S. federal income tax consequences for holders of Ordinary Shares or ADRs of Holding and, in particular, for U.S. Shareholders (as defined below). The descriptions of the Dutch tax laws and U.S. federal income tax laws and practices set forth below are based on the statutes, treaties, regulations, rulings, judicial decisions and other authorities in force and applied in practice on the date hereof, all of which are subject to change, retroactively as well as prospectively.

     For purposes of this description, a "Shareholder" is a holder of Ordinary Shares or ADRs that does not own a "substantial interest" or a "deemed substantial interest" in Holding. The circumstances under which a "substantial interest" exists include where a holder alone or together with his/her spouse, his/her spouse or any other certain of their close relatives holds/hold or has/have held during the past five years at least 5% of the issued share capital, at least 5% of a certain class of shares or options giving right to acquire at least 5% of the issued share capital or of a certain class of shares of Holding. For purposes of this description, a "U.S. Shareholder" is a Shareholder of Ordinary Shares or ADRs who is a "U.S. Person," i.e., an individual citizen or resident of the United States, a corporation created or organized under the laws of the United States or of any state or territory of the United States, or any other person subject to U.S. federal income tax on a net basis.

     In general, for Dutch tax and U.S. federal income tax purposes, U.S. Shareholders of ADRs will be treated as the beneficial owners of the Ordinary Shares represented by such ADRs.

DUTCH TAXATION

WITHHOLDING TAX ON DIVIDENDS

     The Netherlands imposes a withholding tax on any distribution of dividends at a statutory rate of 25%, which does not apply to any distribution of stock dividends paid out of the share premium account of Holding recognized as such for Dutch tax purposes.

     An individual or corporation not resident in The Netherlands which owns or is deemed to own Ordinary Shares or ADRs can be eligible for a partial exemption or refund of the above withholding tax under a tax convention which is in effect between the country of residence of such individual or corporation and The Netherlands. In order to qualify for the withholding tax reduction or exemption, a Shareholder will be required to provide certain documentation establishing its status as a resident of a country with which The Netherlands has concluded a tax convention.

     A new convention between The Netherlands and the United States for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income became effective as of January 1, 1994 (the "1992 Treaty").

     A U.S. Shareholder can only claim the benefits of the 1992 Treaty (i) if such person is a resident of the United States, as defined in the 1992 Treaty and (ii) such person's entitlement to such benefits is not limited by the limitations on benefits provisions of Article 26 of the 1992 Treaty (treaty shopping rules). Under the 1992 Treaty, dividends paid by Holding to such U.S. Shareholder are generally eligible for a reduction of the 25% withholding tax to 15%, provided that such U.S. Shareholder does not carry on a business in The Netherlands through a permanent establishment or permanent representative (other than an independent broker acting in the ordinary course of its business) to which or to whom the Ordinary Shares or ADRs are attributable. If and to the extent the Ordinary Shares or ADRs are attributable to such permanent establishment or permanent representative, Dutch withholding tax will, depending on the particular circumstances, amount to 25%.

NET WEALTH TAX

     Shareholders will not be subject to Dutch net wealth tax in respect of the Ordinary Shares or ADRs, provided that such holder is not an individual or, if he or she is an individual, provided that:

          (i) such holder is not a resident or a deemed resident of The Netherlands; or

          (ii) such holder does not have an enterprise or an interest in an enterprise, which carries on a business in The Netherlands through a permanent establishment or a permanent representative to which or to whom the Ordinary Shares or ADRs are attributable.

TAXES ON INCOME AND CAPITAL GAINS

     A Shareholder will not be subject to Dutch taxes on income or capital gains derived from Ordinary Shares or ADRs provided that the conditions under (i) and
(ii) of the preceding paragraph are met.

GIFT, ESTATE AND INHERITANCE TAX

     No gift, estate or inheritance tax is payable in The Netherlands on a gift of Ordinary Shares or ADRs by, or upon the death of, a Shareholder neither resident nor deemed resident in The Netherlands, unless such Shareholder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands to which or to whom the Ordinary Shares or ADRs are attributable.

UNITED STATES FEDERAL INCOME TAX

     This summary of principal United States federal income tax consequences of an investment in Ordinary Shares or ADRs does not discuss all of the tax consequences that may be relevant to a particular investor, a

U.S. Person who is not a U.S. Shareholder or to certain investors subject to special treatment under U.S. tax laws, such as banks, insurance companies, dealers and tax-exempt entities, and persons for whom the U.S. dollar is not their functional currency.

     Distributions (whether in cash or stock), to the extent paid out of the current or accumulated earnings and profits of Holding, as determined under U.S. tax accounting principles, will be treated as dividends for U.S. federal income tax purposes. Such dividends (including Dutch withholding taxes deducted therefrom) will be taxed to U.S. Shareholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporate U.S. Shareholders. In addition, such dividends generally will be considered (i) dividends from sources outside of the United States for foreign tax credit purposes and (ii) in the "passive income" or "financial services income" foreign tax credit basket. Such dividends will not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax in the hands of persons who are not U.S. Shareholders unless such dividends are effectively connected with the conduct of a trade or business in the United States.

     Distributions on Ordinary Shares and ADRs will be made by Holding in Dutch guilders. It is anticipated that the Depositary will, in the ordinary course, convert Dutch guilders received by it as distributions on the ADRs into U.S. dollars. To the extent that the Depositary does not convert the guilders into U.S. dollars at the time that a U.S. Shareholder is required to take the distribution into account for federal income tax purposes, a U.S. Shareholder may recognize foreign exchange gain or loss on the later conversion of the guilders into dollars. The gain or loss recognized will generally be based upon the difference between the exchange rate in effect when the guilders are actually converted and the "spot" exchange rate in effect at the time the distribution is taken into account.

     As discussed above, a resident of the United States may be entitled under the 1992 Treaty to a reduction of the Dutch dividend withholding tax rate. See "-- Dutch Taxation-Withholding Tax on Dividends." A U.S. Shareholder may, subject to limitations and conditions under the U.S. Internal Revenue Code, credit against his, her or its U.S. federal income tax liability or, alternatively, deduct from his, her or its U.S. federal taxable income, the amount of any Dutch withholding taxes. However, to the extent that Holding is treated for Dutch tax purposes as (i) having paid a dividend on Ordinary Shares or ADRs out of income that it received from its non-Dutch subsidiaries and/or foreign branches and (ii) being entitled to a credit for Dutch tax purposes for non-Dutch taxes attributable to such income, it is possible the Internal Revenue Service will take the position that the amount of the Dutch withholding tax that may be credited or deducted by a U.S. Shareholder is less than the amount actually withheld. The amount of the credit that Holding may receive is limited, however, so that, for example, a U.S. Shareholder entitled to the 15% dividend withholding rate under the 1992 Treaty would in no event be treated for U.S. foreign tax credit purposes as having paid a withholding tax of less than 12%. Holding intends to notify its U.S. Shareholders of the extent to which the Dutch withholding tax on their dividends may be affected.

     Any gain or loss on a sale or exchange of Ordinary Shares or ADRs by a U.S. Shareholder will generally be capital gain or loss for U.S. federal income tax purposes if such Ordinary Shares or ADRs are held as a capital asset. If held for more than one year, such gain or loss will generally be long-term capital gain or loss. The amount of the gain or loss will be the difference between the amount realized and the U.S. Shareholder's adjusted tax basis in the Ordinary Shares or ADRs. Holders of Ordinary Shares or ADRs who are not U.S. Persons will generally not be subject to U.S. income tax on the gain or loss realized on disposition unless such gain or loss is effectively connected with the conduct of a trade or business in the United States or, in the case of an individual, such holder is present in the U.S. for 183 or more days in the taxable year of such disposition and certain other conditions are met.

     Based on the manner in which it currently operates its business, Holding has determined that it is not a passive foreign investment company ("PFIC") for United States federal income tax purposes. If, however, it were determined to be a PFIC, then certain U.S. Shareholders may, with respect to their Ordinary Shares and ADRs, have to (i) pay an interest charge on distributions and gains that are deemed as having been deferred and/or (ii) recognize ordinary income on dispositions that, but for the PFIC provisions, would have been treated as long-term or short-term capital gain.

     Each shareholder should consult its own tax advisor about the specific tax consequences to them of acquiring, owning and disposing of Ordinary Shares or ADRs under the tax laws of The Netherlands, the United States and other jurisdictions, including, in the case of a U.S. Shareholder, its eligibility for reduced rates of Dutch dividend withholding tax under the 1992 Treaty and the availability of credits or deductions for such Dutch withholding tax.

ITEM 8.  SELECTED FINANCIAL DATA

     The selected financial data set forth below have been derived from the audited consolidated financial statements of ABN AMRO. The consolidated financial statements of ABN AMRO for each of the five years ended December 31, 1997 have been audited by Moret Ernst & Young Accountants, independent auditors. These selected financial data should be read in conjunction with and are qualified by reference to the Consolidated Financial Statements and notes thereto for the years ended December 31, 1995, 1996 and 1997 included elsewhere in this Report.

     ABN AMRO's financial statements have been prepared in accordance with Dutch GAAP, which varies in certain significant respects from U.S. GAAP. For a discussion of the differences and a reconciliation of certain Dutch GAAP amounts to U.S. GAAP, see note 43 to the Consolidated Financial Statements. For selected financial data in accordance with U.S. GAAP, see page 55.

SELECTED CONSOLIDATED INCOME STATEMENT DATA

                                     1997         1997       1996       1995       1994       1993
                                 ------------    -------    -------    -------    -------    -------
                                 (IN MILLIONS        (IN MILLIONS OF NLG EXCEPT PER SHARE DATA)
                                  OF USD)(1)
Net interest revenue.........         7,090       13,871     11,526     10,237      9,789      8,844
Net commissions..............         3,206        6,272      4,956      4,184      3,764      3,534
Results from financial
  transactions...............         1,245        2,436      1,882      1,198        923      1,314
Other revenue................           608        1,189        727        586        499        452
Total revenue................        12,149       23,768     19,091     16,205     14,975     14,144
Operating expenses...........         8,392       16,418     12,929     10,935     10,127      9,379
Provision for loan losses....           616        1,205      1,254        722      1,500      1,500
Addition to Fund for general
  banking risks..............           202          395        146        678       N.A.       N.A.
Operating profit before
  taxes......................         2,957        5,786      4,793      3,841      3,363      3,167
Net profit...................         1,969        3,853      3,303      2,616      2,286      2,024
Net profit attributable to
  Ordinary Shares............         1,877        3,673      3,116      2,368      2,038      1,839
Dividends on Ordinary
  Shares.....................           859        1,680      1,429      1,124        965        885
PER SHARE FINANCIAL DATA
Average number of Ordinary
  Shares outstanding (in
  millions)(2)...............                    1,388.7    1,346.3    1,232.4    1,193.2    1,141.2
Net profit per Ordinary Share
  (in NLG)(2)(3).............                       2.64       2.31       1.92       1.71       1.61
Fully diluted net profit per
  Ordinary Share (in
  NLG)(2)(3).................                       2.61       2.28       1.83       1.63       1.57
Dividend per Ordinary Share
  (in NLG)(2)(3).............                       1.20       1.05       0.90       0.80       0.76
Net profit per ADS (in
  USD)(2)(3)(4)..............                       1.35       1.37       1.21       0.94       0.87
Dividend per ADS (in
  USD)(2)(3)(5)..............                       0.58       0.58       0.54       0.48       0.41

---------------

(1) Dutch guilder amounts have been translated into U.S. dollars at the rate equal to the average of the month-end rates for 1997.

(2) All Ordinary Share and per share data have been retroactively adjusted for a four-for-one stock split of the Ordinary Shares effected on May 12, 1997.

(3) Adjusted for increases in share capital, as applicable.

(4) This item has been translated into U.S. dollars at the rate equal to the average of the month-end rates for the applicable year.

(5) This item has been translated into U.S. dollars at the applicable rate on the date of payment, other than for the 1997 final dividend, which has been translated into U.S. dollars at the March 31, 1998 exchange rate.

SELECTED CONSOLIDATED BALANCE SHEET DATA

                                                               AT DECEMBER 31,
                                         ------------------------------------------------------------
                                            1997       1997      1996      1995      1994      1993
                                         ----------   -------   -------   -------   -------   -------
                                                (IN
                                           MILLIONS
                                         OF USD)(1)        (IN MILLIONS OF NLG EXCEPT PER SHARE DATA)
ASSETS
Banks..................................    69,433     140,185   120,278   131,332   127,067   127,753
Loans..................................   219,504     443,178   331,600   292,674   270,699   268,205
Interest-bearing securities............    81,869     165,294   101,414    76,580    66,698    54,926
Total assets...........................   414,285     836,441   599,273   546,526   504,628   491,021
LIABILITIES
Banks..................................   103,252     208,466   157,587   144,448   134,413   134,854
Total customer accounts................   196,480     396,694   276,718   262,959   255,575   259,424
Debt securities........................    44,871      90,595    74,413    61,702    49,571    41,028
CAPITALIZATION
Fund for general banking risks.........     1,230       2,483     2,000        --        --        --
Shareholders' equity...................    12,801      25,845    24,976    20,250    19,325    19,139
Minority interests.....................     2,242       4,527     2,105     1,525     1,362     1,047
Subordinated debt......................     9,956      20,101    15,309    11,701    10,580    10,321
                                          -------     -------   -------   -------   -------   -------
Group capital..........................    26,229      52,956    44,390    33,476    31,267    30,507
PER SHARE FINANCIAL DATA
Ordinary Shares outstanding (in
  millions)(2).........................               1,405.6   1,364.5   1,255.6   1,213.2   1,173.6
Shareholders' equity per Ordinary Share
  (in NLG)(2)..........................                 17.00     16.79     13.68     13.40     13.68
Shareholders' equity per ADS (in
  USD)(2)(3)...........................                  8.42      9.71      8.54      7.72      7.05

---------------

(1) Dutch guilder amounts have been translated into U.S. dollars at an exchange rate of $1.00 = NLG 2.02, the exchange rate on December 31, 1997.

(2) All Ordinary Share and per share data have been retroactively adjusted for a four-for-one stock split of the Ordinary Shares effected on May 12, 1997.

(3) This item has been translated into U.S. dollars at the applicable year-end rate.

SELECTED RATIOS

                                                     1997     1996     1995     1994     1993
                                                     -----    -----    -----    -----    -----
                                                                 (IN PERCENTAGES)
PROFITABILITY RATIOS
Net interest margin(1)...........................      1.9      2.0      2.1      2.0      2.0
Non-interest revenue to total revenue............     41.6     39.6     36.8     34.6     37.5
Efficiency ratio(2)..............................     69.1     67.7     67.5     67.6     66.3
Return on average total assets(3)................     0.49     0.52     0.49     0.44     0.42
Return on average Ordinary Shareholders'
  equity(4)......................................     15.7     16.4     13.9     12.4     12.0
CAPITAL RATIOS
Average shareholders' equity on average total
  assets.........................................     3.21     3.39     3.61     3.75     3.51
Dividend payout ratio(5).........................     45.5     45.4     46.8     46.9     47.4
Tier 1 capital ratio(6)..........................     6.96     7.21     6.51     6.74     6.85
Total capital ratio(6)...........................    10.65    10.89    10.80    11.02    11.20
CREDIT QUALITY RATIOS
Specific provision for loan losses (net) to
  private sector loans (gross)(7)(8)(9)..........     0.36     0.46     0.31     0.49     0.51
Nonperforming loans to private sector loans
  (gross)(8)(10).................................     1.59     1.87     2.14     2.25     2.61
Specific allowance for loan losses to private
  sector loans (gross)(8)(11)....................     1.74     1.75     1.96     2.25     2.23
Specific allowance for loans losses to
  nonperforming loans(8)(10)(11).................    109.4     93.5     91.5     99.9     85.3
Write-offs to private sector loans (gross)(8)....     0.28     0.55     0.47     0.42     0.41

---------------

 (1) Net interest revenue as a percentage of average interest-earning assets.

 (2) Operating expenses as a percentage of net interest revenue and total non-interest revenue.

 (3) Net profit as a percentage of average total assets.

 (4) Net profit attributable to Ordinary Shares as a percentage of average Ordinary Shareholders' equity.

 (5) Dividend per Ordinary Share as a percentage of net profit per Ordinary
     Share.

 (6) Tier 1 capital and total capital as a percentage of risk-weighted assets under BIS guidelines. See Item 9 -- "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources."

 (7) Excludes specific provision for country risk.

 (8) Excludes professional securities transactions.

 (9) Excludes additions to the Fund for general banking risks for 1997 and 1996 or the additions to the provision for general contingencies for 1995, 1994 and 1993.

(10) Nonperforming loans are non-accrual loans and nonperforming loans for which interest has been suspended. See Item 1 -- "Description of Business -- Selected Statistical Information -- Doubtful Loans."

(11) Excludes the amount of the Fund for general banking risks for 1997 and 1996 and the provision for general contingencies for 1995, 1994 and 1993.

APPROXIMATE AMOUNTS IN ACCORDANCE WITH U.S. GAAP

                                                          1997              1997       1996
                                                  ---------------------   --------   --------
                                                   (IN MILLIONS OF USD    (IN MILLIONS OF NLG
                                                  EXCEPT SHARE DATA)(1)   EXCEPT SHARE DATA)
Net interest revenue............................           6,148           12,029     10,075
Other revenue...................................           5,263           10,297      8,300
Total revenue...................................          11,412           22,326     18,375
Pre-tax profit..................................           2,860            5,595      5,425
Net profit......................................           1,774            3,470      3,605
Shareholders' equity............................          17,117           34,559     30,006
Minority interests..............................           2,242            4,527      2,105
Total assets....................................         436,554          881,403    625,831
Basic earnings per Ordinary Share(2)............            1.21             2.37       2.54
Diluted earnings per Ordinary Share(2)..........            1.20             2.35       2.52
Basic earnings per ADS (in USD)(2)(3)...........              --             1.21       1.50
Shareholders' equity per Ordinary Share(2)......           11.49            23.20      20.48
Shareholders' equity per ADS (in USD)(2)(4).....              --            11.49      11.84

---------------

(1) Dutch guilder amounts for income statement items have been translated into U.S. dollars at the rate equal to the average of the month-end rates for 1997 and for balance sheet items at an exchange rate of $1.00 = NLG 2.02, the exchange rate on December 31, 1997.

(2) Per share data have been retroactively adjusted for a four-for-one stock split of the Ordinary Shares effected on May 12, 1997.

(3) This item has been translated into U.S. dollars at the rate equal to the average of the month-end rates for the applicable year.

(4) This item has been translated into U.S. dollars at the applicable year-end rate.

SELECTED RATIOS IN ACCORDANCE WITH U.S. GAAP

                                                                1997     1996
                                                                -----    -----
                                                                     (IN
                                                                 PERCENTAGES)
PROFITABILITY RATIOS
Net interest margin.........................................      1.8      1.9
Non-interest revenue to total revenue.......................     46.1     45.2
Efficiency ratio............................................     69.9     66.0
Return on average total assets..............................     0.42     0.54
Return on average Ordinary Shareholders' equity.............     10.9     13.4
CREDIT QUALITY RATIOS
Provision for loan losses (net) to private sector loans
  (gross)(1)................................................     0.47     0.48
Nonperforming loans to private sector loans (gross).........     1.59     1.87
Allowances for loan losses to private sector loans
  (gross)(2)................................................     2.79     2.76
Allowances for loan losses to nonperforming loans(2)........    175.0    147.9
Write-offs to private sector loans (gross)..................     0.28     0.55

---------------

(1) Includes additions to the Fund for general banking risks. See note 43 to the Consolidated Financial Statements.

(2) Includes the amount of the Fund for general banking risks. See note 43 to the Consolidated Financial Statements.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion is based on, and should be read in conjunction with, the Consolidated Financial Statements included elsewhere in this Report. The Consolidated Financial Statements are prepared in accordance with Dutch GAAP, which varies in certain significant respects from U.S. GAAP. For a discussion of the differences and a reconciliation of certain Dutch GAAP amounts to U.S. GAAP, see note 43 to the Consolidated Financial Statements.

INTRODUCTION

     The Bank and its numerous subsidiaries are organized into three operating divisions, the Netherlands Division, the International Division and the IB&GC Division. The Bank also owns ABN AMRO Lease Holding, an independently managed subsidiary. The costs of the Bank's support divisions, including the Risk Management Division, the Resource Management Division and the corporate policy support units, have been fully allocated to the three operating divisions based upon the Bank's internal management evaluations. Because ABN AMRO's business is diverse and its operations are integrated, it is impractical to segregate the assets and contributions of each operating division with precision. As a result, estimates and judgments have been made to apportion balance sheet and revenue and expense items.

     During 1997, the composition of the ABN AMRO group changed as a result of the sale of MeesPierson (effective from January 1, 1997) and a number of acquisitions, notably in the United States, where the Bank increased its presence in the Midwest through the acquisition of Standard Federal Bancorporation (a savings and loan bank) and Chicago Corporation (an investment bank). The results of these acquired companies have been incorporated in ABN AMRO's consolidated financial statements from January 1, 1997. In Europe, ABN AMRO acquired Magyar Hitel Bank in Hungary (at year-end 1996) and two small French banks, Banque Demachy and Banque du Phenix (both at June 30, 1997).

     The earnings and business of ABN AMRO are affected by general economic conditions, the performance of the financial markets, interest rate levels, currency exchange rates, changes in laws, regulations, and the policies of central banks, particularly the Dutch Central Bank and the Federal Reserve Board, and competitive factors, in each case on a global, regional and/or national basis. For instance, changes in general economic conditions, the performance of financial markets, interest rate levels and the policies and regulations of central banks may affect, positively or negatively, ABN AMRO's financial performance by affecting the demand for ABN AMRO's products and services, reducing the credit quality of borrowers and counterparties and putting pressure on ABN AMRO's loan loss reserves, changing the interest rate margin realized by the Bank between its lending and borrowing costs, changing the value of ABN AMRO's investment and trading portfolios and putting pressure on its risk management systems. Changes in currency rates, particularly in the U.S. dollar-Dutch guilder exchange rate, affect earnings reported by ABN AMRO's foreign operations, and may affect revenues earned from foreign exchange dealing. Changes in regulatory policies may significantly increase the cost of compliance.

     The establishment of a European Monetary Union ("EMU") in 1999 and the creation of a single currency, the Euro, in which The Netherlands will participate, will have significant effects on the foreign exchange markets and bond markets and are requiring significant changes in the operations and systems within the European banking industry. The EMU should enhance European market transparency and create the potential for pan-European commercial banking and retail products, but the pace at which financial products will be harmonized following the introduction of the Euro will likely vary significantly by product. ABN AMRO has been making substantial investments in information technology in the European Union and worldwide to prepare for the change. In addition, the policy of ABN AMRO is to offer flexibility to individual and business customers to decide which products to connect to the Euro and when. The overall impact of the EMU on ABN AMRO cannot be determined at present, and the transition period of January 1, 1999 to July 31, 2002, when both the Euro and participating currencies will exist alongside each other, will be unprecedented in financial history and, as such, highly complex. ABN AMRO anticipates that substantial investments will be required in such areas as crossborder payment services, cash management services, asset management services and investment banking. It is likely that the Bank will experience a reduction in revenues from foreign exchange dealing between major European currencies.

     ABN AMRO began preparations to address Year 2000 problems in 1995, but substantial conversion efforts are still necessary in 1998, particularly in the international network. The Bank's central accounting systems in The Netherlands have been fully converted and are currently being tested. ABN AMRO's policy is that all systems must be Year 2000 compliant by the end of 1998. At December 31, 1997, ABN AMRO had a provision of approximately NLG 500 million for the adaptation of computer systems for the introduction of the Euro and for the Year 2000, and anticipates further provisions, currently estimated at NLG 100 million, during 1998.

     ABN AMRO has economic, financial market, credit, legal and other specialists who monitor economic and market conditions and government policies and actions, including a project team within the Bank to prepare the Bank for the final stages of the EMU. However, because it is difficult to predict with accuracy changes in economic or market conditions or in governmental policies and actions, it is difficult for ABN AMRO to anticipate the effects that such changes could have on its financial performance and business operations.

     The following tables provide an analysis of total revenue, operating profit before taxes, total assets, risk-weighted assets and offices and branches of ABN AMRO by operating division and independent subsidiary for each of the three most recently completed years.

                                                 TOTAL REVENUE         OPERATING PROFIT BEFORE TAXES
                                            ------------------------   ------------------------------
                                             1997     1996     1995      1997       1996       1995
                                            ------   ------   ------   --------   --------   --------
                                                              (IN MILLIONS OF NLG)
Netherlands Division.....................    7,219    6,577    6,215     2,146      1,632      2,085
International Division
  Europe (excluding the Netherlands).....    2,575    1,826    1,708       560        241          7
  North America..........................    6,051    3,461    2,796     1,505      1,088        872
  South and Central America..............    1,614    1,068      889       547        246        231
  Middle East and Africa.................      219      162      122        61         (8)        14
  Asia/Pacific...........................    1,123      774      571         8        162        252
                                            ------   ------   ------    ------     ------     ------
                                            11,582    7,291    6,086     2,681      1,729      1,376
IB&GC Division...........................    4,004    3,072    2,021       930        969        574
                                            ------   ------   ------    ------     ------     ------
  Subtotal...............................   22,805   16,940   14,322     5,757      4,330      4,035
ABN AMRO Lease Holding...................      884      760      682       239        209        196
MeesPierson..............................       --    1,391    1,201        --        269        153
Unallocated result.......................       79       --       --       185        131        135
Addition to Fund for general banking
  risks/Provision for general
  contingencies..........................       --       --       --      (395)      (146)      (678)
                                            ------   ------   ------    ------     ------     ------
ABN AMRO.................................   23,768   19,091   16,205     5,786      4,793      3,841
                                            ======   ======   ======    ======     ======     ======

                                           TOTAL ASSETS              RISK-WEIGHTED ASSETS(1)
                                          AT DECEMBER 31,                AT DECEMBER 31,
                                   -----------------------------   ----------------------------
                                    1997       1996       1995      1997      1996       1995
                                   -------    -------    -------   -------   -------    -------
                                                       (IN MILLIONS OF NLG)
Netherlands Division............   179,513    166,621    135,820   146,310   129,315    106,838
International Division
  Europe (excluding The
     Netherlands)...............    78,672     77,406     77,204    58,676    57,675     48,174
  North America.................   201,931    110,300     82,340   126,735    98,897     69,307
  South and Central America.....    15,707     10,037      7,758    12,155     8,639      6,278
  Middle East and Africa........     5,063      3,856      2,976     2,717     1,871      1,879
  Asia/Pacific..................    61,384     44,447     40,763    38,129    34,792     25,995
                                   -------    -------    -------   -------   -------    -------
                                   362,757    246,046    211,041   238,412   201,874    151,633
IB&GC Division..................   281,896    176,102    158,936    63,407    47,978     42,139
                                   -------    -------    -------   -------   -------    -------
  Subtotal......................   824,166    588,769    505,797   448,129   379,167    300,610
MeesPierson.....................          (2)        (2)  31,492          (2)        (2)  20,347
ABN AMRO Lease Holding..........    12,275     10,504      9,237    11,676    10,101      8,774
                                   -------    -------    -------   -------   -------    -------
ABN AMRO........................   836,441    599,273    546,526   459,805   389,268    329,731
                                   =======    =======    =======   =======   =======    =======

---------------

(1) Risk-weighted assets are the value of balance sheet assets and off-balance sheet items weighted for risk in accordance with applicable regulatory requirements.

(2) Not applicable.

                                              FULL-TIME EQUIVALENT STAFF     OFFICES AND BRANCHES
                                                   AT DECEMBER 31,             AT DECEMBER 31,
                                             ----------------------------   ----------------------
                                              1997      1996       1995     1997    1996     1995
                                             -------   -------    -------   -----   -----    -----
Netherlands Division......................   24,045    23,041     22,489      962   1,006    1,039
International Division
  Europe (excluding The Netherlands)......    8,466     7,778      5,136      173     182      106
  North America...........................   17,099    11,066      9,670      439     228      192
  South and Central America...............    5,182     4,714      4,199      121     112      110
  Middle East and Africa..................    1,061       988        952       70      71       71
  Asia/Pacific............................    4,016     3,147      2,724       53      46       43
  Central Staff...........................      231       189        122       --      --       --
                                             ------    ------     ------    -----   -----    -----
                                             36,055    27,882     22,803      856     639      522
IB&GC Division............................    6,575     5,487      4,683       61      60       53
  of which included in International
     Division.............................                                    (21)    (17)     (13)
                                                                            -----   -----    -----
Other divisions and group staff...........    4,641     4,312      3,945       --      --       --
                                             ------    ------     ------    -----   -----    -----
  Subtotal................................   71,316    60,722     53,920    1,858   1,688    1,601
MeesPierson...............................                   (1)   3,946                 (1)    40
ABN AMRO Lease Holding....................    3,619     3,406      3,169       30      29       29
                                             ------    ------     ------    -----   -----    -----
ABN AMRO..................................   74,935    64,128     61,035    1,888   1,717    1,670
                                             ======    ======     ======    =====   =====    =====

---------------

(1) Not applicable.

RESULTS OF OPERATIONS

     Net profit for 1997 improved by NLG 550 million or 16.6% to NLG 3,853 million from NLG 3,303 million in 1996, which in turn represented a NLG 687 million or 26.3% increase from 1995. Pre-tax profit increased in both periods as ABN AMRO benefited from generally favorable economic and market conditions in each of the principal regions in which it operates. The Dutch economy grew at 3.3% in both 1996 and 1997. The AEX Stock Exchange established new records in terms of share prices and trading volume. Money market interest rates in The Netherlands increased as 1997 progressed. Similarly favorable economic conditions prevailed in the United States, which experienced strong growth, stable interest rates, low inflation rates and record Dow Jones Industrial Average prices. With the notable exception of Asia during the last few months of 1997, economic conditions also continued to be generally favorable in other regions during 1996 and 1997, including South America.

     During the second half of 1997, and in particular the closing months of the year, the financial markets were dominated by the crisis in Asia. Although ABN AMRO operates in all of the affected countries, on balance the crisis had relatively few negative consequences for the Bank in 1997. The quality of the Bank's loan portfolio in the majority of the affected countries is good. Furthermore, ABN AMRO's exposure in terms of outstanding loans and trading portfolios is relatively small in this region compared to ABN AMRO's worldwide credit business. However, commercial loans in Indonesia, approximately NLG 1.7 billion of which are outstanding, are a source of concern. Provisions were made against this risk. The crisis in Asia also had a positive side as the Bank has been able to attract new consumer banking customers, particularly in Indonesia and Thailand, interested in shifting their savings from local banks to foreign banks. In addition, the financial crisis resulted in as significant widening of interest margins in Asian markets. In 1998, the Bank executed an agreement, subject to due diligence and other conditions, to acquire 75% of the equity of Bank of Asia, a Thai bank focusing on middle market corporate and retail customers.

     Although economic conditions in the U.S., The Netherlands and the rest of Europe continue to appear favorable at present, financial markets can be volatile, as the Asian crisis demonstrates, and there can be no assurance that the current combination of strong growth, relatively stable interest rates and near record stock market prices in most of the principal economies in which ABN AMRO operates will continue.

     During 1997, revenues increased by NLG 4,677 million or 24.5% as compared to 1996 to NLG 23,768 million (17.8% increase in 1996 as compared to 1995) and operating expenses increased by NLG 3,489 million or 27.0% as compared to 1996 to NLG 16,418 million (18.2% in 1996 as compared to 1995). The provision for loan losses in 1997 declined 3.9% from 1996 levels to NLG 1,205 million, despite a significant increase in lending, as loan quality remained high. ABN AMRO's efficiency ratio (operating expenses as a percentage of total revenue) deteriorated to 69.1% in 1997 from 67.7% in 1996 and 67.5% in 1995. Net profit for 1997 and 1996 were both affected by changes in exchange rates, particularly in the U.S. dollar-Dutch guilder exchange rate, which had a positive impact on net profit in 1997 of NLG 153 million or 4.6% as compared to 1996 and a positive impact on net profit of NLG 95 million in 1996.

     After taking into account Preference Share and Convertible Preference Share dividends, in 1997, profit available for distribution to Ordinary Shares increased 17.9% to NLG 3,673 million from NLG 3,116 million in 1996, which in turn was a 31.6% increase from 1995. Net profit per Ordinary Share was NLG 2.64 and NLG 2.31 in 1997 and 1996, respectively, an increase of 14.3% and 20.3% respectively, from prior year levels after taking into account the increase in the average number of Ordinary Shares outstanding from 1,232.4 million in 1995 to 1,346.3 million in 1996 and to 1,388.7 million in 1997.

     The Managing Board of ABN AMRO has established long-term financial objectives that include average annual growth in earnings per Ordinary Share of at least 7.5%, average annual growth in net profit of at least 10% and return on shareholders' equity of at least 13%, based on Dutch GAAP. There can be no assurance that such objectives will be achieved. In light of the volatility of financial markets, ABN AMRO's financial performance may fluctuate from year to year.

NET INTEREST REVENUE

     Net interest revenue rose by NLG 2,345 million or 20.3% in 1997 as compared to 1996 to NLG 13,871 million. Both retail and commercial lending experienced volume growth in The Netherlands (up 18.5% and 7.5%, respectively), although severe competition caused the Netherlands Division's net interest margin to be fractionally lower (from 2.8% in 1996 to 2.7% in 1997). The International Division experienced strong volume growth (up 48.5%), principally in the U.S. and to a lesser extent in the U.K. and Japan, due, in part, to acquisitions and higher exchange rates, as the net interest margins remained essentially unchanged.

     Net interest revenue rose by NLG 1,289 million or 12.6% in 1996 as compared to 1995 to NLG 11,526 million, reflecting loan volume growth in The Netherlands (up 11.5%) and the U.S. (up 31.5%) and favorable results from asset-liability management in the Netherlands Division.

NET COMMISSIONS

     In 1997, net commissions, which consist of revenue from payment services, securities, letters of credit and other financial guarantees and commissions generated from the sale of insurance policies, increased by NLG 1,316 million or 26.6% as compared to 1996. In particular, securities commissions, which consist of brokerage, custody and underwriting fees, increased 28.3%, reflecting high trading volumes in response to the unusually strong stock markets experienced in 1997.

     In 1996, net commissions improved by NLG 772 million or 18.5% to NLG 4,956 million as compared to 1995, again reflecting high trading volume and buoyant stock market conditions.

RESULTS FROM FINANCIAL TRANSACTIONS

     Results from financial transactions, reflecting primarily securities, foreign exchange and derivatives trading, increased NLG 554 million or 29.4% to NLG 2,436 million from NLG 1,882 million in 1996, reflecting the favorable financial market environment prevailing during 1997. Securities and foreign exchange trading results increased by NLG 77 million or 9.9% and NLG 250 million or 35.5%, respectively, from 1996 levels. Derivatives trading results were NLG 86 million or 26.6% higher than in 1996, reflecting higher trading volumes. Other results from financial transactions showed an increase of NLG 141 million, the net effect of sharply higher gains on the sale of equity participations, increased currency translation losses on capital investments in ABN AMRO's operations in hyper-inflationary countries and lower revenue from LDC debt trading. In 1995 and 1996, a provision was made against the risk of a devaluation of the Brazilian real. As of 1998, Brazil is no longer classified as a hyper-inflationary country, and the provision of NLG 150 million was released at year-end 1997.

     In 1996, results from financial transactions rose NLG 684 million or 57.1% to NLG 1,882 million from 1995 levels, reflecting the favorable financial market environment prevailing during 1996. Securities and foreign exchange trading results increased by NLG 340 million or 77.1% and NLG 92 million or 15.0%, respectively, from 1995 levels. Derivatives trading results were NLG 97 million or 42.9% higher than in 1995. These increases reflected substantially higher securities and derivatives trading results of the IB&GC Division's Amsterdam-based trading operations. In addition, favorable equity market conditions permitted ABN AMRO to realize larger gains on the sale of equity participations.

OTHER REVENUE

     Other revenues, which consist principally of results from leasing activities, participating interests and insurance activities, increased by NLG 462 million or 63.5% in 1997 over 1996 levels due, in part, to the sale of several minority interests. Other revenues increased by NLG 141 million or 24.1% in 1996 over 1995 levels due to improved results from ABN AMRO Lease, equity participations and improved insurance underwriting.

OPERATING EXPENSES

     Operating expenses, which consist of staff costs, other administrative expenses and depreciation, increased in 1997 by NLG 3,489 million or 27.0%, to NLG 16,418 million. Excluding the effect of acquisitions, the sale of MeesPierson, higher exchange rates and the provisions relating to the adaptation of computer systems for Year 2000 compliance and the Euro, the overall increase was 17.8% or NLG 2,073 million as compared to 1996. Operating expenses in the Netherlands Division were up 4.3%, as lower staff costs were more than offset by higher administrative expenses. Staffing levels increased modestly in The Netherlands in 1996 and again in 1997. However, due to the excellent investment performance of the company pension fund, no pension costs were incurred for the Bank's Dutch operations in 1997. Operating expenses in the International and IB&GC Divisions grew in 1997 as a result of continued international expansion, particularly from internal growth and bonuses and higher exchange rates. Non-recurring items, consisting of a number of specific information technology projects, also increased operating expenses. As in previous years, the outlay for the Euro was substantial. The cost of adapting systems to the Euro, to be introduced on January 1, 1999, is estimated to total approximately NLG 500 million. Provisions have been made for future Euro-related conversion costs. In 1997 an extra amount was added for phase two of the conversion process involving the circulation of Euro notes and coins. The total cost involved in Year 2000 compliance is now estimated at approximately NLG 300 million.

     In 1996, operating expenses rose by NLG 1,994 million or 18.2% in 1996 as compared to 1995 to NLG 12,929 million. Operating expenses in 1996 in the Netherlands Division were up 8.0%, reflecting higher administrative expenses, including non-recurring charges. Staffing levels increased in The Netherlands in 1996 for the first time since the 1990 combination of ABN and AMRO but were offset by lower pension costs. Operating expenses in the International and IB&GC Divisions grew as a result of continued international expansion, particularly from internal growth, increased bonuses paid in the IB&GC Division as a result of its strong 1996 performance and higher exchange rates. Non-recurring items also increased operating expenses. Excluding the effects of higher exchange rates and the 1996 provision of NLG 230 million for the adaptation of computer systems, operating expenses increased by 13.8% in 1996 as compared to 1995.

     In 1997, staffing costs increased by 21.2% to NLG 8,653 million from NLG 7,140 million in 1996, which in turn represented a 15.3% increase from 1995. The full-time equivalent work force, including temporary staff, increased 16.9% to 74,935 at December 31, 1997. At December 31, 1996, the full-time equivalent work force was 64,128, an increase of 12.3% from December 31, 1995, excluding MeesPierson. During 1997, the full-time work force in the IB&GC and International Divisions increased 19.8% and 29.3%, respectively, reflecting the acquisitions of Standard Federal Bancorporation and The Chicago Corporation in the U.S. and continuing expansion of the Bank's international and investment banking activities. The Netherlands Division increased its full-time equivalent work force 4.4% during 1997 principally to expand the delivery of products and services to clients.

     Other administrative expenses, which consist of office overhead, automation costs, advertising costs and other general expenses, increased NLG 1,776 million or 37.0% in 1997 to NLG 6,571 million from NLG 4,795 million in 1996, which in turn represented a NLG 881 million or 22.5% increase as compared to 1995. Information technology and consulting costs in particular increased in both 1996 and 1997 as a result of a variety of automation and efficiency efforts. Non-recurring expenses partly caused administrative expenses to increase in both years. Included in 1997 and 1996 administrative expenses were the provisions described above for the adaptation of computer systems for the introduction of the Euro and for the year 2000.

INCOME TAXES

     Income taxes in 1997 were up 23.1% or NLG 312 million to NLG 1,661 million. Income taxes were NLG 1,349 million in 1996, an increase of NLG 225 million over 1995. The effective tax rate rose to 28.7% in 1997 from 28.1% in 1996 as compared to 29.3% in 1995. The effective tax rate is affected by changes in the relative contributions to income from different countries as well as the level of tax exempt income. The increase for 1997 over 1996 was mainly attributable to lower untaxed results at a number of foreign securities subsidiaries.

PROVISION FOR LOAN LOSSES

     Private sector loans (excluding professional securities transactions) and risk-weighted total assets increased sharply in 1997 by 20.6% and 18.1%, respectively. The provision for loan losses was lowered 3.9%, however, from NLG 1,254 million in 1996 to NLG 1,205 million in 1997. Substantial additions on account of the Asian crisis (approximately NLG 250 million) were offset by lower risk provisioning on the quality of the loan portfolio in the other countries where the Bank is active. Once again in 1997, a portion of the provisions for countries with payment problems was released. The provision for loan losses in 1995 was NLG 722 million.

     The addition to the Fund for general banking risks in 1997 was increased to NLG 395 million from NLG 146 million in 1996 to add provisions associated with the Asian financial crisis and associated with the rise in risk-weighted total assets. As a result, the level of the Fund at December 31, 1997 was approximately NLG 280 million gross or 0.04% above management's objective of 0.5% of risk-weighted total assets.

     For further information concerning ABN AMRO's loan loss provisioning policy, specific allowances for loan losses and country risk, Fund for general banking risks and credit quality ratios, see Item 1 -- "Description of Business-Selected Statistical Information -- Analysis of Loan Loss Experience:
Provisions and Allowances for Loan Losses," Item 8 -- "Selected Financial Data -- Selected Ratios" and notes 14 and 34 to the Consolidated Financial Statements.

RESULTS OF OPERATIONS BY DIVISION

NETHERLANDS DIVISION

     The following table sets forth selected information pertaining to the Netherlands Division.

                                                          1997        1996        1995
                                                        --------    --------    --------
                                                        (IN MILLIONS OF NLG EXCEPT STAFF
                                                           AND OFFICES AND BRANCHES)
Net interest revenue................................      5,272       4,805       4,555
Net commissions.....................................      1,699       1,498       1,338
Results from financial transactions.................        175         206         215
Other revenue.......................................         73          68          57
                                                        -------     -------     -------
Total revenue.......................................      7,219       6,577       6,215
Operating expenses..................................      4,711       4,515       4,180
Provisions for loan losses..........................        362         430         (50)
                                                        -------     -------     -------
Operating profit before taxes.......................      2,146       1,632       2,085
                                                        =======     =======     =======
Total assets........................................    179,513     164,606     135,820
Risk-weighted assets................................    146,310     129,315     106,838
Full-time equivalent staff..........................     24,045      23,041      22,489
Number of offices and branches......................        962       1,006       1,039

     In 1997, the Netherlands Division achieved a NLG 514 million or 31.5% increase in operating profit before taxes as compared to 1996, when operating profit before taxes decreased by NLG 453 million or 21.7% as compared to 1995. Provisions approximating NLG 90 million in each of 1997 and 1996 related to the adaptation of computer systems for the introduction of the Euro and for the Year 2000 and reduced 1997 and 1996 operating profits before taxes. Total revenues in 1997 increased NLG 642 million or 9.8% over 1996 levels, following an increase in 1996 of NLG 362 million or 5.8% as compared to 1995. Operating expenses increased by NLG 196 million or 4.3% in 1997 as compared to 1996, following an increase in 1996 of NLG 335 million or 8.0% as compared to 1995. The continued good quality of ABN AMRO's loan portfolio permitted a lower provision for loan losses in 1997 than in 1996. In 1996, the provision for loan losses was NLG 430 million as compared to a net release of provisions of NLG 50 million in 1995.

Net Interest Revenue

     Net interest revenue grew by NLG 467 million or 9.7%, with both guilder and foreign currency business generating higher interest revenue due to the growth in total assets, although the net interest margin was slightly lower, decreasing from 2.8% to 2.7%.

     The Dutch Central Bank twice increased its official rates in 1997. The promissory note discount rate was raised by 50 basis points in the spring and by a further 25 basis points in the autumn following the interest rate increase in Germany. This upward trend of money market rates was mainly related to the impending arrival of the Euro. After rising early in the year, capital market interest rates edged down in the remaining months. 1997 was generally characterized by a flattening yield curve.

     Average total assets rose NLG 15.9 billion or 9.7% as compared to 1996. The residential mortgage portfolio at December 31, 1997, notably medium and long-term home loans, represented a NLG 11.1 billion or 20.7% increase over December 31, 1996 levels. Short-term lending to corporations, including roll-over loans, also increased, rising NLG 2.4 billion or 5.1%. In addition, the Bank completed a NLG 2 billion loan securitization program in The Netherlands at the end of 1997. Long-dated lending was partly financed with short-term funds, which contributed to the overall improvement in interest revenue, as the Bank benefited from favorable results of asset-liability management despite a somewhat flatter yield curve than in 1996.

     Net interest revenue for 1996 increased NLG 250 million or 5.5% as compared to 1995 as an increase in loan volume offset a decrease in net interest margins from 2.0% to 1.8%. Average private sector loan volume increased by 13.4% from NLG 109.8 billion in 1995 to NLG 124.5 billion in 1996. Loans to corporations increased NLG 7.5 billion or 13.9% over 1995 levels, with most of the increase in medium-term loans. Residential mortgage volume increased by NLG 6.9 billion or 14.8% over 1995 levels, reflecting the acquisition of a NLG 6 billion residential mortgage portfolio at the end of 1995.

Net Commissions

     The following table sets forth total net commissions and the components thereof for the Netherlands Division for each of the three most recently completed years.

                                                              1997     1996     1995
                                                              -----    -----    -----
                                                               (IN MILLIONS OF NLG)
Payment services..........................................      714      689      709
Insurance.................................................      239      238      225
Securities................................................      643      483      364
Other.....................................................      103       88       90
                                                              -----    -----    -----
Total net commissions.....................................    1,699    1,498    1,388
                                                              =====    =====    =====

     Net commissions were substantially higher in 1997 compared to 1996, rising NLG 201 million or 13.4%. The increase was almost entirely due to the 33.1% rise in securities commissions during 1997.

     Payment services commissions showed a modest increase, rising NLG 25 million or 3.6%. A decline in turnover commission was offset by increasing commission revenue from the sale of the Bank's OfficeNet and HomeNet packages, which permit the electronic delivery of payment instructions. The increased use of credit cards also added to commission revenue. ABN AMRO issued 1.8 million smart cards in 1997, bringing the total number in circulation to 8.2 million.

     Insurance commissions from sales of policies through ABN AMRO's branch network were essentially unchanged. Non-life insurance commissions dropped slightly, while life insurance commissions continued last year's advance. The Bank believes that its greater focus on insurance products and their integration with banking services will lead to future expansion of the Bank insurance operations.

     Securities commissions were up 33.1% in 1997 as compared to 1996, following 1996's 32.7% increase over 1995. The buoyant stock market climate during the last two years has resulted in strong growth in brokerage commissions. During 1997, commissions resulting from ABN AMRO investment fund transactions increased sharply by 20%. Custodial assets grew to NLG 895 billion, as custody fee revenue increased by 12%. Commission revenue from on-line securities trading by customers using the Bank's Investment Line and HomeNet software packages also increased, as the number of orders placed through the Investment Line tripled in 1997 over the prior year.

     In 1996, net commissions increased NLG 110 million or 7.9% from 1995. In 1996, fee income from payment services declined, due in part to severe price competition. In addition, commissions from payment services declined as customers increasingly relied on low-charge payment methods, such as direct debit cards and automated teller machines. ABN AMRO encouraged customers to use these more efficient payment methods to reduce its transaction costs.

     Insurance commissions from sales of policies through ABN AMRO's branch network increased by NLG 13 million or 5.8% in 1996 as compared to 1995. These increases resulted from rising commission revenue from life insurance products and from higher commission revenue from non-life insurance products.

     Securities commissions increased 32.7% in 1996, reflecting sharply higher trading volumes resulting from favorable conditions in the Dutch financial markets.

Results from Financial Transactions

     The following table sets forth the results from financial transactions and the components thereof for the Netherlands Division for each of the three most recently completed years.

                                                                1997    1996    1995
                                                                ----    ----    ----
                                                                (IN MILLIONS OF NLG)
Foreign exchange dealing....................................     151    149     135
Securities and other results from financial transactions....      24     57      80
                                                                ----    ---     ---
Total results from financial transactions...................     175    206     215
                                                                ====    ===     ===

     For the Netherlands Division, results from financial transactions are attributable primarily to the spread realized on exchanging foreign currency for retail clients. Financial transactions produced slightly lower revenue in 1997, falling NLG 31 million or 15.0% from 1996. Results from foreign exchange dealing were essentially unchanged. The item securities and other results from financial transactions in 1997 and 1996 was attributable to the sale of equity participations.

     Results from foreign exchange dealing increased by 10.4% in 1996 as compared to 1995. The item securities and other results from financial transactions in 1995 was entirely attributable to the sale of a temporary holding of shares.

Other Revenue

     Other revenue for the Netherlands Division consists principally of results from insurance activities, participating interests and, to a lesser extent, property development and rental revenue. Other revenue derived from insurance consists of the underwriting results, excluding staff expenses, of ABN AMRO Levensverzekeringen and the Bank's property and casualty insurance subsidiaries, including ABN AMRO Schadeverzekeringen. Other revenue increased by NLG 5 million or 7.4% to NLG 73 million in 1997. Net revenue from the Netherlands Division insurance subsidiaries, which is the balance of premium income, investment income and insurance expenses, improved sharply in 1997 as compared to 1996, increasing NLG 29 million or 60% to NLG 77 million. Life insurance premium income in 1997 increased by NLG 258 million or 51% to NLG 766 million.

     In 1996, net revenue from the Netherlands Division's insurance subsidiaries increased NLG 21 million or 78% to NLG 48 million, while life insurance premiums increased NLG 227 million or 81% to NLG 508 million.

Operating Expenses

     The following table sets forth operating expenses for The Netherlands Division for each of the three most recently completed years.

                                                              1997     1996     1995
                                                              -----    -----    -----
                                                               (IN MILLIONS OF NLG)
Staff costs...............................................    2,404    2,514    2,434
Other administrative expenses.............................    1,775    1,479    1,294
Depreciation..............................................      532      522      452
                                                              -----    -----    -----
                                                              4,711    4,515    4,180
                                                              =====    =====    =====

     Operating expenses in 1997 were up NLG 196 million or 4.3%, due primarily to higher administrative expenses, including a provision relating to the adaptation of computer systems for the introduction of the Euro and for the Year 2000.

     Staff costs in 1997 declined by NLG 110 million or 4.4%, primarily because of the absence of pension contributions, reflecting strong investment results. Severance costs were also down. Wages were raised 2% effective October 1, 1997 under the Netherlands Division's collective labor agreement. Staff increased in 1997. The full-time equivalent workforce in 1997, including temporary staff, grew by 1,004 or 4.4%.

     Other administrative expenses rose by NLG 296 million or 20.1%. Costs were incurred in connection with the expansion of head office space, as well as for several information technology and other projects. Capital expenditures on replacement and new IT equipment in The Netherlands totaled NLG 418 million in 1997, consistent with 1996 levels. The Bank also incurred higher costs for commercial support of the continued nationwide introduction of the Bank's smart card. Costs were also incurred for an extensive Euro information campaign aimed at customers and the general public.

     Operating expenses increased in 1996 by NLG 335 million or 8.0% due to higher administrative expenses, including a provision relating to the adaptation of computer systems for the introduction of the Euro and for the Year 2000. Excluding this non-recurring charge, operating expenses were NLG 245 million or 5.9% higher than in 1995.

     Staff costs in 1996 were up 3.3% from 1995 levels, reflecting a 2.5% increase in the full-time equivalent workforce to accommodate the 36-hour work week and additions of information technology specialists. Higher staffing levels were partly offset by lower pension costs than in 1995.

Provision for Loan Losses

     The provision for loan losses in 1997 was NLG 362 million, a decline of NLG 68 million or 15.8% from NLG 430 million in 1996. This decrease reflected the continued good quality of the Netherlands Division's loan portfolio, despite continued growth in volume. Risk-weighted assets of the Netherlands Division were NLG 146 billion at December 31, 1997, an increase of 13.1% over risk-weighted assets for the Netherlands Division at December 31, 1996.

     The provision for loan losses in 1996 was NLG 430 million as compared to a net release of provisions of NLG 50 million in 1995.

INTERNATIONAL DIVISION

     The following table sets forth selected information pertaining to the International Division for each of the three most recently completed years.

                                                                   1997          1996          1995
                                                                ----------    ----------    ----------
                                                                 (IN MILLIONS OF NLG EXCEPT STAFF AND
                                                                        OFFICES AND BRANCHES)
Net interest revenue........................................       7,674         5,219         4,460
Net commissions.............................................       2,628         1,484         1,234
Results from financial transactions.........................         970           412           274
Other revenue...............................................         310           176           118
                                                                 -------       -------       -------
Total revenue...............................................      11,582         7,291         6,086
                                                                 =======       =======       =======
Operating expenses..........................................       8,053         4,804         3,988
Provision for loan losses...................................         884           761           723
Value adjustments to financial fixed assets.................         (36)           (3)           (1)
                                                                 -------       -------       -------
Operating profit before taxes...............................       2,681         1,729         1,376
                                                                 =======       =======       =======
Analysis of operating profit before taxes
  Europe (excluding The Netherlands)........................         560           241             7
  North America.............................................       1,505         1,088           872
  South and Central America.................................         547           246           231
  Middle East and Africa....................................          61            (8)           14
  Asia/Pacific..............................................           8           162           252
                                                                 -------       -------       -------
Operating profit before taxes...............................       2,681         1,729         1,376
                                                                 =======       =======       =======
Total assets................................................     362,757       246,046       211,041
Risk-weighted assets........................................     238,412       201,874       151,633
Full-time equivalent staff..................................      36,055        27,882        22,803
Number of offices and branches..............................         856           639           522

     Operating profit before taxes increased in 1997 by NLG 952 million or 55.1% to NLG 2,681 million, of which NLG 261 million was attributable to higher exchange rates. The U.S. dollar sharply increased in value against the guilder, rising from an average NLG 1.69 for 1996 to NLG 1.96 for 1997. Total revenue in 1997 rose by NLG 4,291 million or 58.9% to NLG 11,582 million, and operating expenses in 1997 rose by NLG 3,249 million or 67.6% to NLG 8,053 million. The International Division's contribution to the ABN AMRO group's operating profit before taxes increased from 36% in 1996 to 46% in 1997. As in 1996, this division accounted for the greatest share of the group's operating profit before taxes. Assuming unchanged average exchange rates and excluding acquisitions, operating profit before taxes would have increased NLG 140 million or 8.1%.

     Operating profit before taxes in 1996 improved by NLG 353 million or 25.7% to NLG 1,729 million. This increase was the net result of higher total revenue (up NLG 1,205 million or 19.8%), operating expenses (up NLG 816 million or 20.5%) and provision for loan losses (up NLG 38 million or 5.3%). The increase in operating profit before taxes was aided by a stronger U.S. dollar in 1996, as compared to 1995 levels, but also reflected a provision of NLG 80 million relating to the adaptation of computer systems for the introduction of the Euro. Assuming unchanged average exchange rates and excluding this non-recurring item, operating profit before taxes for 1996 would have increased NLG 322 million or 21.7%.

Net Interest Revenue

     Net interest revenue in 1997 improved by NLG 2,455 million or 47.0% to NLG 7,674 million, almost entirely due to volume growth. The net interest margin for the International Division was unchanged at 2.1%.

Private sector loans, exclusive of professional securities transactions, increased by an average of NLG 50.0 billion or 42.0% in 1997. A significant part of this growth was realized in the United States, principally from the acquisition of Standard Federal. Conditions for realizing U.S. dollar interest profits, however, were not optimal. The yield curve was almost flat at the end of the year, while long-term interest rates fell close to an all-time low. As a result, the opportunities for mismatch benefits were limited. In addition, mortgage interest margins declined as a result of premature repayments and refinancings at lower market rates. As a result of stiff competition in the United States, there were only minor improvements in product margins.

     Net interest revenue in 1996 increased by NLG 759 million or 17.0% as compared to 1995. Private sector loans increased by an average of NLG 22.5 billion or 23.3% in 1996, principally as a result of a 26.6% increase in private sector loan volume in the United States, as well as increases in loan volume in Brazil and Australia. Net interest margins declined from 2.2% in 1995 to 2.1% in 1996.

Net Commissions

     The following table sets forth total net commissions and the components thereof for the International Division for each of the three most recently completed years.

                                                              1997     1996     1995
                                                              -----    -----    -----
                                                               (IN MILLIONS OF NLG)
Payment services..........................................      788      557      458
Insurance.................................................       58       40       35
Securities................................................      739      290      212
Asset management and trust services.......................      331      238      197
Guarantees................................................      180      152      141
Other.....................................................      532      207      191
                                                              -----    -----    -----
Total net commissions.....................................    2,628    1,484    1,234
                                                              =====    =====    =====

     Net commissions in 1997 improved sharply, up 77.1% from NLG 1,484 million to NLG 2,628 million. The 41.5% increase in commission revenue from payment services was almost entirely attributable to higher volumes. Volumes rose particularly in the U.S., in substantial part from the acquisition of Standard Federal. The acquisition of Magyar Hitel in Hungary also contributed to the increase. Reflecting buoyant stock markets worldwide in the first half of the year, securities commissions rose by NLG 449 million or 154.8% as compared to 1996 to NLG 739 million. The second half of the year was characterized by volatility, which resulted in increased trading volume. Fees from asset management and trust services increased by NLG 93 million or 39.1% to NLG 331 million, reflecting higher results in the U.S. and France. Other net commissions, which include mortgage loan servicing fees and financial advisory fees, including from mergers and acquisitions, increased NLG 325 million or more than twice 1996 levels as a result of the inclusion of Standard Federal and Chicago Corporation in the U.S.

     Net commissions rose by NLG 250 million or 20.3% in 1996 as compared to 1995, principally due to higher volume for payment services, particularly in the United States, as well as higher securities commissions and asset management fees reflecting favorable financial markets.

Results from Financial Transactions

     The following table sets forth total results from financial transactions and the principal components thereof for the International Division for each of the three most recent years.

                                                                1997    1996    1995
                                                                ----    ----    ----
                                                                (IN MILLIONS OF NLG)
Securities trading..........................................     217     130      44
Foreign exchange dealing....................................     646     303     315
Derivatives trading.........................................     112      96      59
Other.......................................................      (5)   (117)   (144)
                                                                ----    ----    ----
Total results from financial transactions...................     970     412     274
                                                                ====    ====    ====

     Results from financial transactions increased by NLG 558 million or 135.4% in 1997 as compared to 1996 due to sharply higher profits from foreign exchange dealing, particularly from U.S. operations, and the release of the provision of NLG 150 million for the Brazilian real. Securities trading results also improved significantly throughout the international network, with a particularly strong contribution from the Asian region, where ABN AMRO benefited from the volatility of the currency markets.

     Results from financial transactions increased by NLG 138 million or 50.4% in 1996 as compared to 1995. Although foreign exchange dealing declined from 1995 levels, securities and derivatives trading results substantially improved, reflecting generally favorable conditions in financial markets worldwide. Anticipated and actual currency translation losses (countries with inflation of more than 100% over three consecutive years) declined NLG 52 million or 38.0% in 1996 to NLG 85 million, as a lower provision was taken against a risk of depreciation of the Brazilian real in light of the reduction of inflationary pressures in Brazil.

Other Revenue

     Other revenue was up by NLG 134 million or 76.1% in 1997 from 1996 levels mainly due to higher dividends received on portfolio investments and the sale of mortgage servicing rights by Standard Federal. Other revenue also increased by NLG 58 million or 49.2% in 1996 from 1995 levels, mainly due to higher dividends received on portfolio investments and improved results of participating interests in each year.

Operating Expenses

     The following table sets forth operating expenses for the International Division for each of the three most recently completed years.

                                                              1997     1996     1995
                                                              -----    -----    -----
                                                               (IN MILLIONS OF NLG)
Staff costs...............................................    4,122    2,526    2,100
Other administrative expenses.............................    3,453    1,997    1,673
Depreciation..............................................      478      281      215
                                                              -----    -----    -----
                                                              8,053    4,804    3,988
                                                              =====    =====    =====

     Operating expenses in 1997 increased NLG 3,249 million or 67.6% as compared to 1996 to NLG 8,053 million. The increase related to higher headcount as a result of acquisitions, internal growth, higher bonuses and higher provisions for the Euro and Year 2000 projects than in 1996. Staff costs increased by NLG 1,596 million in 1997 due to an increase in the full-time equivalent workforce of 8,173 or 29.3% to 36,055. This increase in the workforce was largely due to the acquisition of Standard Federal and Chicago Corporation (together, 5,400 employees) with the remainder being attributable to internal growth. Higher exchange rates, particularly with respect to the U.S. dollar, contributed to staff cost increases in 1997. Excluding the effects of acquisitions, higher exchange rates and provisions for the Euro and the Year 2000, operating expenses increased 21% in 1997 over 1996 levels.

     Operating expenses in 1996 rose by NLG 816 million or 20.5% as compared to 1995 to NLG 4,804 million. Staff costs went up NLG 426 million or 20.3% in 1996 reflecting the 22.3% increase in the full-time equivalent work force. These increases in personnel result from the addition in 1996 of approximately 2,500 employees with the acquisition of Magyar Hitel Bank in Hungary, internal growth in the United States and Brazil as well as the acquisition of Columbia National Bank and Comerica Bank Illinois in the United States. Higher exchange rates, particularly with respect to the U.S. dollar, contributed to staff cost increases in 1996.

     Other administrative expenses, including depreciation, increased 72.6% in 1997 as compared to 1996 due primarily to acquisitions, higher exchange rates, and the continued expansion of the branch network. The number of branches and offices grew to 856, an increase of 217 or 34.0% as compared to year-end 1996. The acquisition of Standard Federal added 193 branches to ABN AMRO's North American organization. Other administrative expenses, including depreciation, increased 20.7% in 1996 as compared to 1995, owing to internal growth, start up costs of new operations and a number of non-recurring items. Non-recurring items in 1997 and in 1996 included the provision described above for the adaptation of computer systems for the introduction of the Euro and for the Year 2000.

Provision for Loan Losses

     Provision for loan losses increased in 1997 by NLG 123 million or 16.2% to NLG 884 million following an increase in 1996 of NLG 38 million or 5.3%. Risk-weighted assets of the International Division totaled NLG 238 billion at December 31, 1997, an increase of 18.1% over risk-weighted assets for the International Division at December 31, 1996.

     Set forth below is a discussion, by region, of the operating results of the International Division.

Europe (excluding The Netherlands)

     Results in Europe improved significantly in 1997. Operating profit before taxes increased by NLG 319 million or 132.4% to NLG 560 million. Results in 1997 were affected by non-recurring costs, with results reduced by a provision of NLG 147 million for the adaptation of computer systems for the introduction of the Euro and for the Year 2000. Excluding non-recurring costs in 1997, operating profit before taxes increased by NLG 466 million or 193.4% in 1997, due primarily to strong private banking and asset management results in France, Luxembourg and Switzerland, reflecting the strong European stock market conditions, and strong results in France, the United Kingdom and Belgium, which more than offset the weaker results generated in Germany. Germany's results fell short of expectations largely due to a reorganization of a German subsidiary and to the development of an investment banking organization in Germany. While results in Poland were less than expected, nearly all of ABN AMRO's other operations in Central and Eastern Europe reported substantially higher results in 1997.

     Operating profit before taxes for 1996 increased by NLG 234 million to NLG 241 million, as compared to 1995. Results in 1996 were affected by non-recurring costs. Operating profit before taxes results for 1996 were reduced by a provision of NLG 80 million for the adaptation of computer systems for the introduction of the Euro. Excluding non-recurring costs in 1996, operating profit before taxes increased by NLG 314 million in 1996, as strong results in France, the United Kingdom and Belgium more than offset a weaker performance from German operations. ABN AMRO's Central and Eastern European network achieved strong revenue and profitability growth in virtually all countries in 1996.

North America

     North America's contribution to the operating profits before taxes of the International Division increased to 56% in 1997, as North American operating profits before taxes rose from NLG 1,088 million in 1996 to NLG 1,505 million in 1997, an increase of 38.3%. This improvement was mainly attributable to the acquisition of Standard Federal, which achieved results substantially above expectations, and the increase in value of the U.S. dollar. The strengthened average U.S. dollar to Dutch guilder exchange rate contributed NLG 202 million of the 1997 increase. Excluding this effect, operating profit before taxes increased 19.8% as compared to 1996.

     Both the LaSalle Group and EAB benefited from the continuation of high net interest margins and loan volume growth. Net interest margins remained at attractive levels in 1997, although somewhat lower than in 1996. LaSalle and EAB had net interest margins of 3.1% (3.5% in 1996) and 4.2% (4.1% in 1996), respectively. Private sector loans grew 18.3% for the LaSalle Group and 16.2% for EAB. Standard Federal achieved a net interest margin of 2.8% during 1997. Wholesale and retail mortgage loan originations were $13.8 billion, a record for Standard Federal. Approximately $10.0 billion of mortgage loans were resold in the secondary market. The eleven ABN AMRO branches also reported good results in 1997, as the Bank reported an increased number of complex structural finance transactions. In addition, a $5.5 billion loan securitization program was completed at the end of 1997 in an effort to improve capital ratios. Net interest margins for North American operations declined on an over-all basis, due primarily to the flattening of the yield curve, mortgage refinancings and competition in the financial services industry, which held down spreads on both sides of the balance sheet. Net interest margins for North American operations also declined as a result of a substantial increase in the volume of low margin (but also low risk) reverse repurchase agreements associated with the U.S. investment banking activities included in the International Division.

     Effective January 1, 1997, ABN AMRO acquired Chicago Corporation, which, together with ABN AMRO's existing securities company in New York, gives it a full-fledged investment banking operation in the United States. Substantial investments were also made to strengthen ABN AMRO's positions in the U.S. equity and fixed income markets. U.S. investment banking results were negative in 1997 due to start-up costs.

     ABN AMRO's branches in Canada and Mexico, while profitable in 1997, were not able to maintain their 1996 profit levels.

     In 1996, operating profit before taxes increased by NLG 216 million or 24.8% as compared to 1995. A strengthening of the average U.S. dollar to Dutch guilder exchange rate contributed to NLG 62 million of this increase. Excluding this effect, operating profit before taxes increased 16.5% compared to 1995. The LaSalle Group and EAB benefited from high interest margins, virtually unchanged from 1995 interest margins, as well as growth of private sector loans of 35.0% for the LaSalle Group and 34.3% for EAB. ABN AMRO also benefited from increased loan volume to multinational corporations from its U.S. branch network. Net interest margins for North American operations declined on an over-all basis, principally as a result of a substantial increase in the volume of reverse repurchase agreements associated with U.S. investment banking activities.

South and Central America

     Operating profit before taxes in this region rose by NLG 301 million or 122% in 1997 to NLG 547 million as compared to 1996. Brazil showed a particularly strong gain. The provision of NLG 150 million made in previous years against the risk of a devaluation of the Brazilian real was released. Although commercial banking also improved, profits once again came largely from car finance activities, despite falling profits during the final months of 1997 following the announcement of new taxes and rising interest rates. Net interest margins again declined, as anticipated, from 5.7% in 1996 to 5.1% in 1997, but were more than offset by the 17% increase in loan volume. Gains were also recorded in Chile, Uruguay and Paraguay. Results in Argentina remained low, reflecting declining margins and retail expansion costs. The Netherlands Antilles, Ecuador and Venezuela also decreased during 1997.

     Operating profit before taxes increased in 1996 by NLG 15 million or 6.5% as compared to 1995. ABN AMRO's Brazilian consumer finance business continued to enjoy excellent results despite provisions against the risk of a depreciation of the Brazilian real in 1996. Interest margins declined as inflationary expectations in Brazil were reduced. Operations in other countries in this region, including Chile, Paraguay and The Netherlands Antilles, also reported strong growth in operating profit before taxes in 1996.

Middle East and Africa

     Operating profit before taxes in this region amounted to NLG 61 million in 1997 as compared to a loss of NLG 8 million in 1996, as strong results by the Bank's 40%-owned Saudi Arabian affiliate, Saudi Hollandi Bank, and in Lebanon and Bahrain offset unsatisfactory results in Morocco and Kenya. In the United Arab Emirates, results dropped slightly due to higher risk provisioning. Operating profits before taxes for 1996 were down NLG 22 million or 157.1% as compared to 1995, due to poor performance in Morocco.

Asia/Pacific

     Operating profit before taxes in Asia fell sharply from NLG 162 million in 1996 to NLG 8 million in 1997, as substantial provisions were made due to the Asian economic crisis. Operating profits before taxes also were reduced due to loan losses and the costs of expanding investment banking activities in Japan and Australia and mark-downs of securities portfolios and operating costs in Singapore. The crisis also provided opportunities, as the Bank was able to expand its customer base significantly, particularly in Thailand and Indonesia, and treasury business expanded in a number of Asian countries. Consumer banking activities also increased in Taiwan. Operating profit before taxes in Hong Kong and Korea exceeded expectations and results in Pakistan, India and the Philippines were also favorable.

     Operating profits before taxes for 1996 decreased NLG 90 million or 35.7% as compared to 1995 levels, including a NLG 50 million one-time gain included in 1995 operating profit before taxes. This gain resulted from the allocation in 1995 of costs incurred in prior years by ABN AMRO's Hong Kong-based automation subsidiary in connection with the development of accounting software for the international branch network.

IB&GC DIVISION

     The following table sets forth selected information pertaining to the IB&GC Division for each of the three most recently completed years.

                                                           1997          1996          1995
                                                        ----------    ----------    ----------
                                                         (IN MILLIONS OF NLG EXCEPT STAFF AND
                                                                OFFICES AND BRANCHES)
Net interest revenue................................         567           634           418
Net commissions.....................................       1,776         1,228           939
Results from financial transactions.................       1,291         1,054           530
Other revenue.......................................         370           156           134
                                                         -------       -------       -------
Total revenue.......................................       4,004         3,072         2,021
Operating expenses..................................       3,019         2,055         1,383
Provision for loan losses...........................          55            76            34
Value adjustments to financial fixed assets.........          --           (28)           30
Operating profit before taxes.......................         930           969           574
                                                         -------       -------       -------
Total assets........................................     281,869       176,102       158,936
                                                         =======       =======       =======
Risk-weighted assets................................      63,407        47,978        42,139
Full-time equivalent staff..........................       6,575         5,487         4,683
Number of offices and branches......................          61            60            53

     Operating profit before taxes in 1997 fell by NLG 39 million or 4.0% as compared to 1996. The generally strong financial markets worldwide led to strong results from financial transactions and securities commissions, with total revenue increasing by NLG 932 million or 30.3% to NLG 4,004 million. Operating profit before taxes was reduced by a provision of NLG 53 million relating to the adaptation of computer systems for the introduction of the Euro and for the Year 2000. However, operating expenses rose NLG 964 million or 46.9%, more rapidly than revenues.

     Operating profit before taxes increased by NLG 395 million or 68.8% in 1996 as compared to 1995, again reflecting favorable conditions. Total revenues in 1996 increased NLG 1,051 million or 52.0% as compared to 1995 to NLG 3,072 million, with operating expenses increasing NLG 672 million or 48.6% to NLG 2,055 million. Operating profit before taxes was reduced by a provision of NLG 60 million relating to the adaptation of computer systems for the introduction of the Euro and the Year 2000.

Net Interest Revenue

     In 1997, net interest revenue declined by NLG 67 million or 10.6% as compared to 1996. These decreases were mainly attributable to funding costs of higher levels of equity securities portfolios.

     In 1996, net interest revenue rose by NLG 216 million or 51.7% over 1995 levels. These increases were mainly attributable to the IB&GC Division's Eurodeposit business, which had an on and off balance sheet average volume of NLG 425 billion in 1996, an increase of NLG 75 billion over 1995 average levels, with central bank deposits in particular showing substantial volume growth.

Net Commissions

     The following table sets forth total net commissions and the components thereof for the IB&GC Division for each of the three most recently completed years.

                                                              1997     1996     1995
                                                              -----    -----    -----
                                                               (IN MILLIONS OF NLG)
Securities................................................    1,376      994      748
Asset management and trust services.......................      334      220      156
Other.....................................................       66       14       35
                                                              -----    -----    -----
Total net commissions.....................................    1,776    1,228      939
                                                              =====    =====    =====

     Net commissions for 1997 rose by NLG 548 million or 44.6% to NLG 1,776 million, after rising NLG 289 million or 30.8% in 1996 as compared to 1995. Securities commissions, which consist of brokerage, custody and underwriting fees, increased by NLG 382 million or 38.4% in 1997 as compared to 1996, and NLG 246 million or 32.9% in 1996 as compared to 1995. These increases were due to higher brokerage fee revenue from securities subsidiaries, in particular ABN AMRO Asia and Alfred Berg, and from the underwriting of equity offerings.

     Underwriting fees have increased during the last three years. In 1997, ABN AMRO was lead manager for $65.9 billion of debt and equity offerings, as compared to $35.7 billion in 1996. The ABN AMRO Rothschild joint venture, which was established on July 1, 1996, completed a successful first full year of operation. ABN AMRO Rothschild was appointed joint global coordinator of the largest equity transaction of 1997, the privatization of the Australian telecommunications company Telstra. ABN AMRO lead-managed 49 public offerings of equity securities in 1997, as compared to 27 in 1996.

     1997 was a record year for bond offerings, following strong years for 1996 and 1995. Over 60% of the total volume of NLG issues was managed by ABN AMRO, while the Bank acted as lead or co-lead manager for all NLG bond loans of European governments. New issue activity in other currencies also increased. The Bank arranged offerings in fourteen different currencies as the volume of Deutschemark and U.S. dollar issues exceeded that of NLG offerings. Total volume of Eurobond issues in which ABN AMRO participated rose sharply from $119.7 billion in 1995 to $198.3 billion in 1996 and $257.0 billion in 1997.

     Custody fee income was NLG 59 million in 1997, an increase of NLG 15 million or 33.3% from 1996 as assets under custody increased. For 1996, custody fee income was unchanged from 1995. Increases in assets under custody in 1996 were offset as intense competition put pressure on margins.

     Asset management and trust service fee income in 1997 increased by NLG 114 million or 51.8% to NLG 334 million. Assets managed worldwide rose 30%, from NLG 119 billion at December 31, 1996 to NLG 155 billion at December 31, 1997. Discretionary portfolio management for institutional and private clients represented 32% and 25%, respectively, of total assets under management, with the balance represented by ABN AMRO-managed investment funds.

     In 1996, asset management and trust service fee income increased by NLG 64 million or 41.0% from 1995 levels. Assets under management grew by 39.0%. During 1996, ABN AMRO successfully launched two money market and fixed income investment funds providing Dutch investors with an attractive net return. ABN AMRO also introduced two conservative savings type of investment funds in 1996. Assets in ABN AMRO-managed investment funds rose by NLG 3.4 billion in 1996 to NLG 26.6 billion at December 31, 1996 as compared to NLG 23.2 billion at December 31, 1995.

Results from Financial Transactions

     The following table sets forth total results from financial transactions and the principal components thereof for the IB&GC Division for each of the three most recently completed years.

                                                              1997     1996     1995
                                                              -----    -----    -----
                                                               (IN MILLIONS OF NLG)
Securities trading........................................      641      569      244
Foreign exchange dealing..................................      158      196      118
Derivatives trading.......................................      290      171      125
Other.....................................................      202      118       43
                                                              -----    -----    -----
Total results from financial transactions.................    1,291    1,054      530
                                                              =====    =====    =====

     Results from financial transactions in 1997 increased by NLG 237 million or 22.5% as compared to 1996, when results from financial transactions increased by NLG 524 million, approximately twice 1995 levels. The favorable performance of various stock exchanges, particularly the AEX Stock Exchange in Amsterdam, strongly boosted results from equity trading in both 1996 and 1997. Results from bond trading, particularly in eurobonds and Dutch government bonds, also improved in both 1996 and 1997. Foreign exchange dealing results decreased by NLG 38 million or 19.4% in 1997 as compared to 1996. Foreign exchange dealing results increased by NLG 78 million or 66.1% in 1996 as compared to 1995. Revenue from derivatives trading in 1997 was again a record NLG 290 million in 1997, up NLG 119 million or 69.6% from 1996's levels of NLG 171 million, as the Bank benefited from its expanded operations and favorable market conditions in both years.

     Other results from financial transactions were NLG 84 million or 71.2% higher in 1997 than in 1996, when other results from financial transactions increased NLG 75 million from 1995. Favorable market conditions permitted the sale of a significant number of equity participations. In 1997, revenue from the LDC debt trading portfolio declined, however, by NLG 73 million. The sizable market correction in the emerging markets, which began in Asia, caused other results from financial transactions to be lower than expected.

Other Revenue

     Other revenue rose by NLG 214 million or 137% to NLG 370 million in 1997 following 1996's increase of NLG 22 million or 16.4% as the Bank experienced higher profits from participating interests and higher dividends from the equity investment portfolio. 1997 results also reflect favorable returns on the sale of several minority interests.

Operating Expenses

     The following table sets forth the operating expenses and the components thereof for the IB&GC Division for each of the three most recently completed years.

                                                              1997     1996     1995
                                                              -----    -----    -----
                                                               (IN MILLIONS OF NLG)
Staff costs...............................................    1,766    1,188      858
Other administrative expenses.............................    1,107      776      458
Depreciation..............................................      146       91       67
                                                              -----    -----    -----
                                                              3,019    2,055    1,383
                                                              =====    =====    =====

     Operating expenses in 1997 totaled NLG 3,019 million, an increase of NLG 964 million or 46.9% as compared to 1996. Operating expenses were increased by a provision of NLG 53 million for the adaptation of computer systems for the Euro and the year 2000 and by the effect of higher exchange rates. Excluding this non-recurring item and assuming unchanged exchange rates, operating expenses increased NLG 714 million or 34.7% in 1997 over 1996 levels. Continued expansion of ABN AMRO's investment banking activities resulted in a 20% rise in the full-time equivalent workforce and higher total bonuses. Substantial capital expenditures were made in information technology during 1997, particularly to accommodate growth of the London-based investment banking business.

     Operating expenses increased NLG 672 million or 48.6% in 1996 over 1995 levels to NLG 2,055 million. Operating expenses were increased by a provision of NLG 60 million for the adaptation of computer systems for the Euro and the Year 2000 and the effect of changes in exchange rates. Excluding this non-recurring item and assuming unchanged exchange rates, operating expenses increased NLG 547 million or 37.8% in 1996 over 1995 levels. The increase in 1996 reflects the rise in the full-time equivalent workforce at the securities subsidiaries and higher bonuses as a result of strong operating performance.

Provision for Loan Losses and Value Adjustments to Financial Fixed Assets

     Provision for loan losses decreased NLG 21 million or 27.6% in 1997 to NLG 55 million, following 1996's increase of NLG 42 million or 124% to NLG 76 million. Risk-weighted assets of the IB&GC Division totaled NLG 63 billion and NLG 48 billion at December 31, 1997 and December 31, 1996. Value adjustments to financial fixed assets contributed NLG 28 million to the IB&GC Division's 1996 net profit as compared to a cost of NLG 30 million in 1995, as a charge associated with the decline in the market value of ABN AMRO's investment portfolio during 1995 was reversed as a result of an increase in market values during 1996.

ABN AMRO LEASE HOLDING

     The following table sets forth selected information pertaining to ABN AMRO Lease Holding for each of the three most recently completed years.

                                                           1997(1)     1996(1)     1995(1)
                                                           --------    --------    --------
                                                           (IN MILLIONS OF NLG EXCEPT STAFF
                                                              AND OFFICES AND BRANCHES)
Net interest revenue...................................        358         326         299
Net commissions........................................        169         150         136
Other revenue..........................................        357         284         247
                                                            ------      ------      ------
Total revenue..........................................        884         760         682
Operating expenses.....................................        635         530         475
Provision for loan losses..............................         10          21          11
                                                            ------      ------      ------
Operating profit before taxes..........................        239         209         196
                                                            ======      ======      ======
Total assets...........................................     12,275      10,504       9,237
Risk-weighted assets...................................     11,676      10,101       8,774
Full-time equivalent staff.............................      3,619       3,406       3,169
Number of offices and branches.........................         30          29          29

---------------

(1) This selected financial information may differ from published financial statements of ABN AMRO Lease Holding as the data above have been adjusted to reflect the elimination of intercompany transactions.

     Operating profit before taxes have improved in each of the last two years. In 1997, operating profits increased 14.4% following 1996's increase of 6.6%. The leasing portfolio grew 19.6% in 1997 from NLG 9.2 billion at December 31, 1996 to NLG 11.0 billion at December 31, 1997. In 1996, operating profit before taxes increased NLG 13 million or 6.6%. In The Netherlands, results before provision for loan losses and taxes were slightly up from 1995 levels. Outside The Netherlands, results before provision for loan losses and taxes improved NLG 18 million over 1995 to NLG 127 million, with ABN AMRO Lease Holding benefitting from favorable economic conditions in the United States and other countries.

     ABN AMRO Lease Holding's main activity, fleet leasing, realized an increase in operating profit in 1996 and 1997. The number of vehicles under management has increased steadily, from 306,000 in 1995 to 345,000 in 1996 and to 394,000 in 1997. In 1996 and 1997, equipment leasing in The Netherlands and the United States, ABN AMRO Lease Holding's principal markets for equipment leasing, developed favorably. At December 31, 1997, the lease portfolio was composed 73% of fleet and truck leasing and 27% of equipment leasing. Approximately two-thirds of the vehicle fleet was outside The Netherlands.

RECONCILIATION OF NET PROFIT UNDER U.S. GAAP

     Net profit for the year ended December 31, 1997 in accordance with U.S. GAAP was NLG 383 million lower than net profit in accordance with Dutch GAAP. The reduction was principally the net result of (i) a charge of NLG 427 million (of which NLG 334 million related to North American acquisitions) for goodwill amortization associated with acquisitions by ABN AMRO (under Dutch GAAP, all goodwill is written off at the time of acquisition), (ii) higher pension costs of NLG 86 million associated with the absence of charges under Dutch GAAP for pension costs as a result of strong pension fund investment results and (iii) the tax effects of the reconciliation adjustments, offset in part by an increase in net gains from securities available for sale of NLG 335 million relating to differences in accounting for realized gains and losses in investment portfolios. Operating profit before taxes for North American operations for the year ended December 31, 1997 in accordance with U.S. GAAP would have been NLG 334 million lower than operating profit before taxes under Dutch GAAP giving effect only to the charges under U.S. GAAP for goodwill amortization for North American acquisitions.

     Net profit for the year ended December 31, 1996 in accordance with U.S. GAAP was NLG 302 million higher than net profit in accordance with Dutch GAAP. The increase was principally the net result of (i) an increase in net interest revenue and net gains from securities available for sale of NLG 449 million relating to differences in accounting for realized gains and losses in investment portfolios, (ii) the elimination of charges of NLG 234 million associated with certain contingencies, such as the provision for the adaptation of computer systems for the Euro and for the Year 2000, which under U.S. GAAP are not permitted to be taken until the event or expenditure has actually occurred, (iii) an increase in results from financial transactions of NLG 110 million attributable to differences in valuation of derivatives transactions conducted on behalf of clients and held to maturity and the offsetting derivatives positions, and (iv) the allocation to net profit of NLG 101 million of the 1996 addition of NLG 146 million to the Provision for general contingencies with the balance being allocated to the Fund for general banking risks reduced by (x) a charge of NLG 287 million (of which NLG 139 million related to North American acquisitions) for goodwill amortization associated with acquisitions by ABN AMRO and (y) the tax effects of the reconciliation adjustments. Operating profit before taxes for North American operations for the year ended December 31, 1996 in accordance with U.S. GAAP would have been NLG 224 million lower than operating profit before taxes in accordance with Dutch GAAP giving effect only to the charges under U.S. GAAP for goodwill amortization for North American acquisitions and for the one-time payment to SAIF of USD 50 million provided for by ABN AMRO under Dutch GAAP in 1995.

CAPITAL RESOURCES

     The following table shows ABN AMRO's capital at December 31, 1997, 1996 and 1995.

                                                                AT DECEMBER 31,
                                                           --------------------------
                                                            1997      1996      1995
                                                           ------    ------    ------
                                                              (IN MILLIONS OF NLG)
Ordinary Share capital.................................     1,763     1,715     1,569
Preference Share capital...............................     1,813     1,813     1,813
Convertible Preference Shares..........................        10        20       100
                                                           ------    ------    ------
                                                            3,586     3,548     3,482
Ordinary Share premium reserves........................     5,215     5,061     3,606
Convertible Preference Share premium reserves..........       121       234     1,159
Other reserves.........................................    16,923    16,133    12,003
                                                           ------    ------    ------
Shareholders' equity...................................    25,845    24,976    20,250
Minority interests.....................................     4,527     2,105     1,525
                                                           ------    ------    ------
Group equity...........................................    30,372    27,081    21,775
Fund for general banking risks.........................     2,483     2,000        --
Subordinated debt......................................    20,101    15,309    11,701
                                                           ------    ------    ------
Group capital..........................................    52,956    44,390    33,476
                                                           ======    ======    ======

     Group capital at year-end 1997 totaled NLG 52,956 million, up NLG 8,566 million or 19.3% from year-end 1996. Shareholders' equity, one of the components of group capital grew by NLG 869 million or 3.5% to NLG 25,845 million. Retained earnings and stock dividends (NLG 3,063 million), the exercise of staff options and the conversion of Convertible Preference Shares (combined value of NLG 79 million), the reduction in treasury stock (NLG 231 million), and currency translation profits on capital investments in operations abroad (NLG 212 million, in spite of Asian currencies falling sharply towards the end of the year) led to an increase of NLG 3,585 million, which was partially offset by a goodwill charge of NLG 2,706 million under Dutch GAAP, largely related to the acquisition of Standard Federal and, to a lesser extent, the acquisitions of Chicago Corporation, Banque Demachy and Banque du Phenix.

     With respect to the 1997 interim dividend, 63% of ordinary shareholders opted for the stock dividend, leading to the issue of 11.9 million shares at NLG 39.22, representing a total value of NLG 466 million. The 1997 final dividend, which will be payable in May 1998, will involve the payment of up to approximately NLG 565 million in stock, if 60% of ordinary shareholders elect to receive dividends in stock rather than cash.

     Minority interests increased NLG 2,422 million principally as a result of preferred stock issued by ABN AMRO's U.S. affiliates totaling $925 million and higher exchange rates.

     In addition to specific allowances for loan losses and country risk, effective January 1, 1997, ABN AMRO established a Fund for general banking risks, of NLG 2,000 million. During 1997, this Fund increased to NLG 2,483 million. This increase was related to risks entailed by the Asian crisis and higher risk-weighted total assets and was composed of a charge to the income statement of NLG 257 million after tax, exchange rate differences of NLG 151 million and provisions of companies acquired of NLG 75 million.

     In 1997, subordinated debt increased by NLG 4.8 billion or 31.3% principally through the issuance of new subordinated debt of NLG 3.8 billion, of which $0.9 billion was U.S. dollar-denominated instruments issued by the Bank's Chicago Branch and NLG 1.7 billion was guilder-denominated. The NLG value of subordinated debt rose by NLG 1.4 billion as a result of the stronger U.S. dollar.

     Group capital at December 31, 1996 amounted to NLG 44,390 million, up NLG 10,914 million or 32.6% as compared to December 31, 1995. Shareholders' equity grew by NLG 4,726 million or 23.3% to NLG 24,976 million. Retained earnings, the exercise of staff options and warrants, stock dividends, the reversal of the revaluation reserve and conversions of Convertible Preference Shares and currency translation gains in capital invested in operations abroad (NLG 364 million) led to an increase of NLG 3,675 million, which was partially offset by goodwill write-offs (NLG 623 million) under Dutch GAAP relating primarily to the acquisitions of Magyar Hitel Bank, Columbia National Bank and Comerica Bank Illinois, and the increase in treasury stock (NLG 341 million).

     In 1996, subordinated debt increased by NLG 3,608 million or 30.8% to NLG 15,309 million principally through the issuance of U.S. dollar denominated instruments by the Bank's Chicago branch. The NLG 580 million increase in minority interests to NLG 2,105 million was related to the issuance of preferred stock by one of ABN AMRO's U.S. affiliates, in anticipation of the Standard Federal transaction, in addition to higher exchange rates.

     For an analysis of ABN AMRO's shareholders' equity under U.S. GAAP see note 43 to the Consolidated Financial Statements.

     ABN AMRO's overall capital resources policy is maintained with reference to the supervisory requirements of the Dutch Central Bank, which applies a capital ratio based on BIS guidelines as the principal measure of capital adequacy. Such ratio compares a bank's capital, which is divided into three tiers, with its assets and off balance sheet exposures weighted according to broad categories of relative credit risk. The minimum total capital ratio standard is 8% of risk weighted assets and the minimum Tier 1 capital ratio is 4% of risk weighted assets.

     At year-end 1997, ABN AMRO's Tier 1 capital ratio was 6.96%, its total capital ratio was 10.65%, and the amount of subordinated loans included in Tier 2 capital was 49.4% of Tier 1 capital. Under BIS guidelines, the amount of subordinated debt that may be included as Tier 2 capital is limited to 50% of Tier 1 capital. The Dutch Central Bank has established minimum capital requirements for the market and other risks associated with trading activities. The capital adequacy requirement for this market risk at December 31, 1997 was NLG 2.5 billion. The Dutch Central Bank permits the issuance of Tier 3 capital in the form of subordinated loans with a maturity of two years or greater. The Bank has issued $500 million of subordinated debt that qualifies as Tier 3 capital. See Item 1 -- "Description of Business -- Supervision and Regulation." At year-end 1997, the total capital ratio and Tier 1 capital ratio of ABN AMRO North America, Inc., the bank holding company for the LaSalle Group, were 10.92% and 7.37%, respectively, as compared to 12.67% and 7.96%, respectively, at December 31, 1996.

     Risk-weighted assets at December 31, 1997 were NLG 459.8 billion, which is NLG 70.5 billion or 18.1% higher than at December 31, 1996. The increase resulted primarily from acquisitions, higher exchange rates and a substantial increase in the overall loan portfolio. In order to improve capital ratios and return on equity, a number of securitizations were completed in 1997 ($5.5 billion in the United States and NLG 2 billion in The Netherlands).

     The following table analyzes the capital ratios of ABN AMRO at December 31, 1997, 1996 and 1995 in accordance with supervisory requirements.

                                                               AT DECEMBER 31,
                                                        -----------------------------
                                                         1997      1996(1)     1995
                                                        -------    -------    -------
                                                             (IN MILLIONS OF NLG
                                                             EXCEPT PERCENTAGES)
Tier 1 capital......................................     31,996     28,068     21,454
Tier 2 capital......................................     16,734     13,660     14,385
Tier 3 capital......................................      1,010        872         --
Supervisory deductions..............................       (750)      (228)      (237)
                                                        -------    -------    -------
Total capital base..................................     48,990     42,372     35,602
                                                        =======    =======    =======
Risk-weighted assets
On balance sheet....................................    336,148    291,247    267,974
Off balance sheet...................................     93,016     76,550     61,757
Market risks........................................     30,641     21,471         --
                                                        -------    -------    -------
Total risk-weighted assets..........................    459,805    389,268    329,731
                                                        =======    =======    =======
Tier 1 capital ratio................................       6.96%      7.21%      6.51%
Total capital ratio.................................      10.65%     10.89%     10.80%

---------------

(1) The effect of transformation of the Provision for general contingencies as at January 1, 1997 is included in these figures.

     For a discussion of liquidity, see Item 1 -- "Description of Business Risk Management -- Liquidity Risk."

CONSOLIDATED BALANCE SHEET

     Consolidated total assets at December 31, 1997 were up NLG 237 billion or 39.6% over year-end 1996. The international network's contribution to total assets at year-end 1997 was NLG 478 billion or 57% compared to NLG 296 billion or 49% at the end of 1996. This growth was achieved mainly in the United States, and reflected acquisitions, higher exchange rates and loan volume growth. Excluding the effect of acquisitions and higher exchange rates, total international assets increased NLG 120 billion or 40.5% over year-end 1996. Total assets in The Netherlands, including the Netherlands-based Eurodeposit business, were NLG 359 billion at December 31, 1997 against NLG 303 billion at year-end 1996, reflecting loan volume growth.

LOANS

     Loans increased by NLG 112 billion or 33.7% to NLG 443 billion at December 31, 1997. Private sector loans, excluding professional securities transactions, increased 20.6% to NLG 359 billion. Short-term advances against securities increased by NLG 51 billion. These consisted mainly of reverse repurchase agreements which are characterized by a low risk profile and which fluctuate significantly in volume over the year. This increase in reverse repurchase agreements is largely from foreign securities subsidiaries and reflects acquisitions. Loans to the public sector declined by NLG 1 billion to NLG 15 billion.

     In The Netherlands, private sector loans rose by 10.9% to NLG 174.6 billion at December 31, 1997, particularly due to higher volumes of mortgage loans. Many homeowners refinanced their mortgage loans in order to take advantage of the low interest rates or to cash in on the increase in housing prices in recent years.

     Outside The Netherlands, private sector loans increased by NLG 44 billion or 31.4% to NLG 185 billion at December 31, 1997, of which NLG 6 billion was attributable to higher exchange rates. Private sector loans increased in the U.S. with the inclusion of Standard Federal. The remaining growth in lending mainly related to consumer credit in Brazil and structured finance in Australia.

LIQUID ASSETS AND INVESTMENTS

     In 1997 liquid assets and investments rose by an aggregate NLG 63.4 billion or 86% over 1996 year-end levels. The increase in The Netherlands was NLG 21.4 billion or 65.2%. The Bank increased its bond investment portfolio by NLG 13.4 billion as part of the Bank's liquidity and interest rate policy. In addition, the portfolio duration was extended on the basis of the favorable outlook on long-term interest rates. The international network experienced a rise of NLG 42 billion in liquid assets and investments with higher exchange rates having a positive effect of NLG 9 billion. The bond investment portfolio was NLG 15.2 billion higher while short-dated government paper rose by approximately NLG 19.5 billion.

TOTAL CUSTOMERS ACCOUNTS

     Total customer account balances increased NLG 120 billion or 43.4% to NLG 397 billion at December 31,1997 as compared to December 31, 1996.

     With Dutch money market interest rates remaining low, the volume of time deposits declined. These funds were partly diverted to current accounts and partly to products earning interest savings market-related rates. Customers showed a marked preference for demand deposits.

     Total customer account balances outside The Netherlands increased by NLG 103 billion or 85.8% to NLG 223 billion at December 31, 1997. This includes NLG 43 billion growth in professional securities transactions, the effect of acquisitions, notably Standard Federal, of NLG 26 billion, and the effect of higher exchange rates of NLG 15 billion.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The information set forth in Item 1 -- "Description of Business -- Risk Management" and in Note 24 to the Consolidated Financial Statements are incorporated herein by this reference.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

     Holding is a public company with limited liability incorporated under the laws of The Netherlands to which the rules for large companies, as set out in Sections 152 to 164 inclusive of Book 2 of the Dutch Civil Code (the "Large Company Rules"), apply. Under the Large Company Rules, companies must have a two-tier system of corporate governance, comprising a supervisory board and managing board. The supervisory board supervises the policy conducted by the managing board, as well as the company's general course of affairs and its business.

     Under the Large Company Rules, the day to day management of ABN AMRO is vested with the Managing Board. Subject to certain statutory exemptions, the following powers, among others, are vested in the Supervisory Board by the Large Company Rules: (i) appointment of the members of the Supervisory Board; (ii) appointment and dismissal of the members of the Managing Board; (iii) adoption of the annual accounts; and (iv) approval of certain resolutions by the Managing Board. In performing their duties, members of the Supervisory Board must consider the interests of the company and its business.

     Holding's Supervisory Board is an independent and self-appointing entity. The Supervisory Board appoints a chairman from among its members. It also appoints a secretary, who may or may not be a member of the Supervisory Board. Persons employed by Holding or an affiliated company cannot be appointed as Supervisory Board members.

     Supervisory Board members are appointed for a term of four years and may be re-appointed thereafter. Members of the Supervisory Board have agreed to retire by the day on which the annual general meeting of Shareholders is held in the financial year in which he or she reaches the age of seventy.

     The remuneration of each member of the Supervisory Board is determined by the Supervisory Board, subject to approval by the general meeting of shareholders.

     The members of the Supervisory Board of Holding as of December 31, 1997 were as follows:

                                              YEAR OF
NAME                                        APPOINTMENT    PRINCIPAL OCCUPATION
----                                        -----------    --------------------

A.A. Loudon...............................     1994        Former Chairman of the Managing Board of
Chairman                                                   AKZO Nobel N.V.

F.H. Fentener van Vlissingen..............     1974        Managing Director of Flint Holding N.V.
Vice-Chairman

J.J.J. van Dijck..........................     1979        Professor of Industrial and Organizational
                                                           Sociology, Catholic University Brabant

Mrs. M. Epema-Brugman.....................     1985        Former Chairman of Algemene Energieraad
                                                           (AER)

H.B. van Liemt............................     1986        Former Chairman of the Managing Board of
                                                           N.V. DSM

J.J. Endtz................................     1987        Former President of the Managing Board of
                                                           Hollandsche Beton Group N.V. (HBG)

W. Overmars...............................     1990        Former Chairman of Group Management of
                                                           Campina Melkunie B.V.

R.J. Nelissen.............................     1992        Former Chairman of the Managing Board of
                                                           Holding and ABN AMRO Bank N.V.

W. Dik....................................     1993        Chairman of the Managing Board of
                                                           Koninklijke PTT Nederland N.V. (KPN)

J.M.H. van Engelshoven....................     1993        Former Group Director of Royal Dutch Shell
                                                           Group

R. Hazelhoff..............................     1994        Former Chairman of the Managing Board of
                                                           Holding and ABN AMRO Bank N.V.

S. Keehn..................................     1996        Former President of the Federal Reserve
                                                           Bank of Chicago

J.R.P. Messier............................     1996        Chief Executive Officer and Chairman of the
                                                           Executive Committee of Compagnie Generale
                                                           des Eaux S.A.

C.H. van der Hoeven.......................     1997        President of the Managing Board of
                                                           Koninklijke Ahold N.V.

M.C. van Veen.............................     1997        Chairman of the Managing Board of
                                                           Koninklijke Hoogovens N.V.

     The members of the Managing Board of Holding as of December 31, 1997 were as follows:

                                              YEAR OF
NAME                                        APPOINTMENT    PRINCIPAL OCCUPATION
----                                        -----------    --------------------

P.J. Kalff................................     1977        Chairman of the Managing Board

M.J. Drabbe...............................     1983        International Division

P. Ribourdouille(1).......................     1985        Netherlands Division

R.W.J. Groenink...........................     1988        Netherlands Division

R.W.F. van Tets...........................     1988        IB&GC Division

J.M. de Jong..............................     1989        Risk Management Division

W.G. Jiskoot..............................     1997        IB&GC Division

R.G.C. van den Brink......................     1997        Resources Management Division

---------------

(1)  Mr. Ribourdouille is scheduled to retire on May 6, 1998.

     The senior executive vice presidents of the Bank as of December 31, 1997 were as follows:

                                              YEAR OF
NAME                                        APPOINTMENT    PRINCIPAL OCCUPATION
----                                        -----------    --------------------

W.M. ten Berg.............................     1985        Planning and Control

J.J. Oyevaar..............................     1985        International Division

A.J. Deknatel.............................     1986        Risk Management Division

J.J. Kamp.................................     1986        Netherlands Division

W. Brounts................................     1986        Risk Management Division

R.A. Kleyn................................     1987        Resources Management Division

M.H. Reuchlin.............................     1989        International Division

F.I.A. Lion...............................     1990        Resources Management Division

H.J. Rutgers..............................     1993        Netherlands Division

P.A. Casey................................     1994        IB&GC Division

J. Koopman................................     1994        International Division

J.C. ten Cate.............................     1996        Netherlands Division

C.H.A. Collee.............................     1996        Netherlands Division

G.P.J. Cornelissen........................     1997        IB&GC Division

G. Kuyper.................................     1997        IB&GC Division

A.C. Tupker...............................     1997        IB&GC Division

D. Post...................................     1997        Resources Management Division

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

     For the year ended December 31, 1997, the compensation paid to current and former members of the Managing Board and senior executive vice presidents of the Bank aggregated NLG 31.4 million, and for current and former members of the Supervisory Board aggregated NLG 1.1 million.

     As a result of the strong investment performance in the pension fund portfolios, no amounts were set aside for pension benefits for current and former members of the Managing Board and senior executive vice presidents of the Bank pursuant to plans provided or contributed to by ABN AMRO for the year ended December 31, 1997.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     Holding has stock option programs under which employees of the Bank's operating divisions and support functions located in The Netherlands may receive stock option grants in lieu of cash profit-sharing or Christmas bonuses. In addition, under a stock option program for senior management, each year a number of options to acquire Ordinary Shares are granted to approximately 110 employees of Holding and its domestic and foreign subsidiaries, including but not limited to the members of the Managing Board and senior executive vice presidents of the Bank, with the level of grants based on seniority. The exercise price of options under these programs is equal to the average of the high and low quoted price of the Ordinary Shares on the AEX Stock Exchange on the date of grant. Pursuant to its stock option programs, Holding may issue new shares or shares purchased by Holding in the open market. The options are fully vested on the date of grant and are exercisable during specified "window periods" for a period of five years. At December 31, 1997, outstanding options held by employees were as follows:

                                                                                 AVERAGE
                   YEAR OF EXPIRATION                       STAFF OPTIONS     EXERCISE PRICE
                   ------------------                       --------------    --------------
                                                            (IN THOUSANDS)       (IN NLG)
1998....................................................            76            12.90
1999....................................................         1,029            15.16
2000....................................................         1,634            15.89
2001....................................................         4,817            24.20
2002....................................................        11,829            36.48
                                                                ------            -----
                                                                19,385            30.47
                                                                ======            =====

     At December 31, 1997, 3,893,100 Ordinary Shares were issuable upon the exercise of options held as of such date by members of the Managing Board and senior executive vice presidents of the Bank taken together as a group.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     There were no material contracts in which members of the Managing Board or the senior executive vice presidents of the Bank had any interest during 1997. Loans to members of the Managing Board and to members of the Supervisory Board totaled NLG 11.4 million and NLG 11.0 million, respectively, at December 31, 1997. As described under Item 10 -- "Directors and Officers of Registrant", certain members of the Supervisory Board are current and former senior executives of leading multinational corporations based primarily in The Netherlands. Members of the ABN AMRO group may at any time have lending, investment banking or other financial relationships with one or more of these corporations in the ordinary course of business on terms which Holding believes are no less favorable to the ABN AMRO group than those reached with unaffiliated parties of comparable creditworthiness.

                                    PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not required in this Report.

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

     Not Applicable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

     Not Applicable.

                                    PART IV

ITEM 17.  FINANCIAL STATEMENTS

     Not Applicable.

ITEM 18.  FINANCIAL STATEMENTS

     See pages F-1 through F-54.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

(A) INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                  PAGE
                                                                  ----
    Report of Independent Auditors..............................  F-2
    Accounting Policies.........................................  F-3
    Consolidated Balance Sheets at December 31, 1996 and 1997...  F-7
    Consolidated Income Statements for the years ended December
      31, 1995, 1996 and 1997...................................  F-8
    Consolidated Cash Flow Statements for the years ended
      December 31, 1995, 1996 and 1997..........................  F-9
    Consolidated Changes in Shareholders' Equity for the years ended December 31, 1995, 1996 and 1997....................  F-10
    Notes to the Consolidated Financial Statements..............  F-11

(B) INDEX TO EXHIBITS:

     Not applicable.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ABN AMRO HOLDING N.V.
                                          (Registrant)

                                          By:      /s/ O.L.A.M. SPAAN
                                            ------------------------------------
                                            Name: O.L.A.M. Spaan
                                            Title: Principal Accounting Officer

                                          By:     /s/ C.F. VAN DER JAGT
                                            ------------------------------------
                                            Name: C.F. van der Jagt
                                            Title: Secretary to the Managing
                                              Board

Date: April 20, 1998

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ABN AMRO BANK N.V.
                                          (Registrant)

                                          By:      /s/ O.L.A.M. SPAAN
                                            ------------------------------------
                                            Name: O.L.A.M. Spaan
                                            Title: Principal Accounting Officer

                                          By:     /s/ C.F. VAN DER JAGT
                                            ------------------------------------
                                            Name: C.F. van der Jagt
                                            Title: Secretary to the Managing
                                              Board

Date: April 20, 1998

                           FINANCIAL STATEMENTS 1997

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Auditors..............................   F-2
Accounting Policies.........................................   F-3
Consolidated Balance Sheets at December 31, 1996 and 1997...   F-7
Consolidated Income Statements for the years ended December
  31, 1995, 1996 and 1997...................................   F-8
Consolidated Cash Flow Statements for the years ended
  December 31, 1995, 1996 and 1997..........................   F-9
Consolidated Changes in Shareholders' Equity for the years
  ended December 31, 1995, 1996 and 1997....................  F-10
Notes to the Consolidated Financial Statements..............  F-11

                         REPORT OF INDEPENDENT AUDITORS

The Supervisory Board and the Managing Board of
  ABN AMRO Holding N.V.

     We have audited the accompanying consolidated balance sheets of ABN AMRO Holding N.V. and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in The Netherlands, which do not differ in any material respect from auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABN AMRO Holding N.V. and subsidiaries as of December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with accounting principles generally accepted in The Netherlands.

     Accounting principles generally accepted in The Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholders' equity as of December 31, 1996 and 1997, and the net profits for each of the three years in the period ended December 31, 1997 to the extent summarized in note 43 to the Consolidated Financial Statements.

Amsterdam, The Netherlands
March 31, 1998

/s/ Moret Ernst & Young
Moret Ernst & Young Accountants

                              ACCOUNTING POLICIES

GENERAL

     The Consolidated Financial Statements have been prepared in conformity with generally accepted accounting principles in The Netherlands. Where necessary to conform to these principles, management has made estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results could differ from those estimates.

BASIS OF CONSOLIDATION

     The Consolidated Financial Statements incorporate the assets, liabilities, revenues and expenses of ABN AMRO Holding N.V., its subsidiaries and other group companies that form an organizational and economic entity with it. Minority interests in the equity and results of subsidiaries and other group companies are stated separately.

CURRENCY TRANSLATION

     Assets and liabilities denominated in foreign currencies and financial instruments hedging these assets and liabilities are translated into Netherlands guilders at the spot rates of exchange prevailing at balance sheet date. Translation differences on positions are taken to the income statement. Apart from capital investments in hyper-inflationary countries, translation differences on capital investments in foreign branches, subsidiaries and participating interests, including retained profit, are accounted for in shareholders' equity together with the results from related hedging instruments, after allowing for taxation.

     Results denominated in foreign currencies are translated at the rates prevailing at transaction date or, insofar as accruals and deferrals are involved, on the last day of the month to which the results relate. Results of foreign branches, subsidiaries and participating interests, apart from those in hyper-inflationary countries, are translated at the rates prevailing at the end of the month in which the results are recognized. The results from branches, subsidiaries and participating interests in hyper-inflationary countries are translated at the rates prevailing at balance sheet date, after restating the local currency results for the effects of inflation.

VALUATION AND DETERMINATION OF RESULTS

GENERAL

     Except where otherwise stated, assets and liabilities are recorded at cost. Assets are shown less any allowance deemed necessary. Premiums and discounts are accounted for in prepayments and accrued income or accruals and deferred income, respectively, and are attributed to the accounting periods throughout the remaining terms of the underlying items.

     Except for items forming part of the trading portfolio, interest-earning and interest-bearing securities on which a large part or all of the interest receivable or payable is settled on redemption are included at either purchase price, or discounted value on issue, plus accrued interest.

     Non-marketable shares acquired for investment banking activities are stated at their purchase price, or at a lower value, if an impairment in value has been deemed to occur.

     Where financial instruments are used to hedge risks associated with designated assets or liabilities, the valuation and determination of results on these instruments are effected in accordance with the policies applied to the hedged items. Transactions are qualified as hedges if the position to be hedged is identified as such and there is a negative correlation between the hedging results and the results of the positions being hedged. Gains or losses on the early termination of a hedge are recognized as assets or liabilities and amortized over the remaining terms of the hedged positions. Where financial instruments are used to hedge risks associated with designated assets or liabilities and the hedged assets or liabilities are sold or terminated, such hedges are simultaneously terminated, restructured or offset. Resulting realized or unrealized gains or losses on the settlement of the hedge are accounted for in the same period as gains or losses on the settlement of the hedged position. For accounting policies relating to other financial instruments see "Accounting Policies -- Validation and Determination of Results -- Trading Activities".

     Revenues and expenses are recognized in the year to which they relate.

     In calculating the effective tax rate, the addition to the Fund for general banking risks is treated as an expense.

LOANS

     Loans are generally shown at the principal amount. Loans are classified as doubtful as soon as there is any doubt about the borrower's capacity to repay the principal. Where necessary, an allowance for loan losses is applied. Allowances for loan losses are determined on a statistical basis in conformity with the nature of the underlying loan or per item, taking into account the value of collateral. The value of LDC receivables is assessed on a country by country basis. The allowances are recognized in provision for loan losses in the income statement.

     As soon as the loan liquidation procedure is started, ABN AMRO ceases to accrue interest on the loan in question ("non-accrual loans"). Depending on the chances of the principal being repaid, interest is recorded in the income statement only when interest is actually received ("other non-performing loans") or in accordance with the standard method of valuation ("accruing doubtful loans"). Doubtful loans are not written off until it is clear that repayment of principal can be ruled out.

TRADING ACTIVITIES

     Securities, including shares, held in the trading portfolios are stated at market value. Debentures of ABN AMRO group companies, acquired as part of trading activities, are stated at the lower of market value and purchase price. Foreign exchange contracts, stock, bond, currency and other options, as well as interest rate contracts such as interest rate swaps and forward rate agreements are stated at market value. The aggregate market value of these contracts is included in other assets or other liabilities. Gains or losses resulting from the method of valuation described are recognized in the income statement in results from financial transactions.

FINANCIAL AND OTHER FIXED ASSETS

INVESTMENTS

     Interest-bearing securities (other than securities on which a large part or all of the interest is settled on redemption) held in the investment portfolios are stated at redemption value. Shares held in the investment portfolios are included at market value, with changes in value, net of tax, reflected in shareholders' equity. If the revaluation reserve formed in this manner is insufficient to absorb diminutions in value, they will be charged to the income statement in value adjustments to financial fixed assets. Net capital gains on interest-bearing securities forming part of the investment portfolios realized prior to redemption date in connection with replacement operations are recognized as interest over the remaining average portfolio duration.

SHARES FOR INVESTMENT BANKING ACTIVITIES

     Equity investments, i.e. shares acquired for investment banking activities, are stated at purchase price or sustained lower market value.

PARTICIPATING INTERESTS

     Participating interests in which ABN AMRO Holding or its subsidiaries have a significant influence on commercial and financial policy are stated at net asset value determined in conformity with the policies applied in these Financial Statements. In accordance with these policies, movements in net asset value are recorded in shareholders' equity, such as in the case of revaluations and goodwill, or in the income statement. Tax payable on distributions is taken into account at the moment of the decision to make a distribution.

     Other participating interests, consisting principally of equity investments in companies in related lines of business, are shown at estimated proceeds from sale. Movements in value, net of tax, are recorded in shareholders' equity. If the revaluation reserve formed in this manner is insufficient to absorb diminutions in value, such diminutions will be charged to the income statement in value adjustments to financial fixed assets.

     Goodwill arising from the acquisition of participating interests is charged to shareholders' equity.

PROPERTY AND EQUIPMENT

     Premises used in operations, including land, are stated at current value based on replacement cost. The buildings and the fixtures and fittings are fully depreciated by the straight-line method over their estimated useful life with a maximum of fifty years. Movements in value, net of tax, are credited or charged to shareholders' equity. Capital expenditures on rented premises are capitalized and also depreciated on a straight-line basis, taking into account the term of the lease. Property held for sale is stated at the lower of cost, including interest during construction, and the estimated proceeds from sale.

     Equipment, computer installations and software bought from third parties are stated at cost less straight-line depreciation over the estimated useful life.

     Marketable rights relating to loan servicing activities are capitalized at the lower of cost and estimated proceeds from sale, and amortized over the estimated useful life.

PROVISIONS

     For the employees in The Netherlands and the majority of staff employed outside The Netherlands, pension or other retirement plans have been established in accordance with the regulations and practices of the countries in question. Most of these plans are administered by separate pension funds or third parties. The contributions paid are charged to the income statement each year. The amount of the contribution takes account of increases in pension rights in line with the development of wages and inflation, as well as of the return achieved by the pension funds in excess of the actuarial interest rate, which is currently 4% in The Netherlands.

     Self-administered pension plan commitments, which are relatively small, provisions for severance arrangements and provisions for life and non-life insurance commitments are computed on the basis of actuarial assumptions.

     Deferred tax liabilities are determined on the basis of discounted value.

     The other provisions for commitments and risks are included at face value.

CHANGE IN ACCOUNTING POLICIES

     Effective from January 1, 1997, the provision for general contingencies was partly transformed into a fund for general banking risks, which forms part of group capital. The remainder of the provision for general contingencies was transferred to the general reserve. For comparison purposes the figures for 1996 have been restated.

     The Fund for general banking risks covers general risks associated with lending and other banking activities. The addition to the Fund is recognized in the income statement and determined according to the required level of the Fund on the basis of management's evaluation of the risks involved. Taxation on movements is charged to the Fund.

STOCK SPLIT

     At the 1997 Annual General Meeting of Shareholders held on May 7, 1997, the shareholders approved a proposal to effect a four-for-one split of the Ordinary Shares to reduce the nominal value of each Ordinary Share from NLG 5 to NLG 1.25, and to provide for the Priority Share and each Preference Share and Convertible Preference Share to have four votes. The stock split and other proposals were effected on May 12, 1997 pursuant to an amendment to the Articles of Association of ABN AMRO Holding. All share capital and Ordinary Share data as well as all figures per Ordinary Share have been restated in accordance with the stock split.

             CONSOLIDATED BALANCE SHEET AFTER PROFIT APPROPRIATION

                                                              NOTES     1997       1996
                                                              -----    -------    -------
                                                                        (IN MILLIONS OF
                                                                              NLG)
ASSETS
Cash........................................................    1        8,408      3,709
Short-dated government paper................................   2,5      25,451      5,998
Banks.......................................................    3      140,185    120,278
  Loans to public sector....................................            14,894     16,135
  Loans to private sector...................................           428,284    315,465
                                                                       -------    -------
Loans.......................................................    4      443,178    331,600
Interest-earning securities.................................    5      165,294    101,414
Shares......................................................    5       18,943      8,795
Participating interests.....................................    6        2,123      1,664
Property and equipment......................................    7        8,525      7,056
Other assets................................................    8        7,196      5,999
Prepayments and accrued income..............................    9       17,138     12,760
                                                                       -------    -------
                                                                       836,441    599,273
                                                                       =======    =======
LIABILITIES
Banks.......................................................   10      208,466    157,587
  Savings accounts..........................................           124,877     92,994
  Deposits and other customer accounts......................           271,817    183,724
Total customer accounts.....................................   11      396,694    276,718
Debt securities.............................................   12       90,595     74,413
Other liabilities...........................................    8       56,367     24,147
Accruals and deferred income................................    9       17,900     11,884
Provisions..................................................   13       13,463     10,134
                                                                       -------    -------
                                                                       783,485    554,883
Fund for general banking risks..............................   14        2,483      2,000
Subordinated debt...........................................   15       20,101     15,309
  Shareholders' equity......................................   16       25,845     24,976
  Minority interests........................................   17        4,527      2,105
                                                                       -------    -------
Group equity................................................            30,372     27,081
Group capital...............................................            52,956     44,390
                                                                       -------    -------
                                                                       836,441    599,273
                                                                       =======    =======
Contingent liabilities......................................   23       68,511     61,742
Committed facilities........................................           158,095    116,496

                         CONSOLIDATED INCOME STATEMENT

                                                           NOTES      1997        1996        1995
                                                           -----    --------    --------    --------
                                                                    (IN MILLIONS OF NLG EXCEPT SHARE
                                                                                 DATA)
REVENUE
  Interest revenue.......................................            45,827      38,579      36,301
  Interest expense.......................................            31,956      27,053      26,064
                                                                     ------      ------      ------
NET INTEREST REVENUE.....................................   26       13,871      11,526      10,237
Revenue from securities and participating interests......   27          630         256         197
  Commission revenue.....................................             7,018       5,437       4,519
  Commission expense.....................................               746         481         335
                                                                     ------      ------      ------
Net commissions..........................................   28        6,272       4,956       4,184
Results from financial transactions......................   29        2,436       1,882       1,198
Other revenue............................................   30          559         471         389
                                                                     ------      ------      ------
TOTAL NON-INTEREST REVENUE...............................             9,897       7,565       5,968
TOTAL REVENUE............................................   39       23,768      19,091      16,205
EXPENSES
  Staff costs............................................   31        8,653       7,140       6,194
  Other administrative expenses..........................   32        6,571       4,795       3,914
                                                                     ------      ------      ------
Administrative expenses..................................            15,224      11,935      10,108
Depreciation.............................................   33        1,194         994         827
                                                                     ------      ------      ------
OPERATING EXPENSES.......................................            16,418      12,929      10,935
Provision for loan losses................................   34        1,205       1,254         722
Addition to fund for general banking risks...............   35          395         146         678
Value adjustments to financial fixed assets..............   36          (36)        (31)         29
                                                                     ------      ------      ------
TOTAL EXPENSES...........................................            17,982      14,298      12,364
OPERATING PROFIT BEFORE TAXES............................             5,786       4,793       3,841
Taxes....................................................   37        1,661       1,349       1,124
                                                                     ------      ------      ------
GROUP PROFIT AFTER TAXES.................................             4,125       3,444       2,717
Minority interests.......................................   38          272         141         101
                                                                     ------      ------      ------
NET PROFIT...............................................   44        3,853       3,303       2,616
                                                                     ======      ======      ======
Net profit per Ordinary Share............................              2.64        2.31        1.92
Fully diluted net profit per Ordinary Share..............              2.61        2.28        1.83
Dividend per Ordinary Share..............................              1.20        1.05        0.90

                        CONSOLIDATED CASH FLOW STATEMENT

                                                               1997        1996        1995
                                                             --------    --------    --------
                                                                   (IN MILLIONS OF NLG)
Group profit.............................................       4,125       3,444       2,717
Depreciation property and equipment......................       1,194         994         827
Provision for loan losses/addition to fund...............       1,600       1,400       1,400
Increase in provisions...................................         167         243         495
Increase in accrued interest receivable..................      (4,072)       (710)     (2,688)
Increase (decrease) in accrued interest payable..........       3,394        (585)      2,277
Increase (decrease) in current income taxes payable......        (166)        564         285
Other accruals and deferrals.............................       1,461          65          97
Government paper and securities trading portfolios.......     (23,537)    (15,399)     (3,907)
Other securities.........................................     (29,802)       (904)     (4,551)
Banks, other than demand deposits........................      30,198      25,550      14,360
Loans....................................................     (23,950)    (34,469)    (26,948)
Professional securities transactions (part of loans).....     (48,945)     (6,851)     (2,780)
Total customer accounts..................................      36,108      13,844      12,266
Professional securities transactions (part of total
  customer accounts).....................................      42,839       5,018         118
Debt securities, excluding bonds and notes...............       5,517       5,002      11,088
Other assets and liabilities.............................      32,792       3,886       6,941
                                                             --------    --------    --------
Net cash flow from operations / banking activities.......      28,923       1,092      11,997
  Purchase of securities for investment portfolios.......    (117,466)    (57,867)    (38,935)
  Sale and redemption of securities from investment
     portfolios..........................................      93,910      48,710      29,560
                                                             --------    --------    --------
Net outflow..............................................     (23,556)     (9,157)     (9,375)
  Investments in participating interests.................      (4,424)     (1,038)       (453)
  Sale of investments in participating interests.........       2,789         182          47
                                                             --------    --------    --------
Net outflow..............................................      (1,635)       (856)       (406)
  Capital expenditure on property and equipment..........      (2,258)     (1,778)     (1,365)
  Sale of property and equipment.........................         376         349         238
                                                             --------    --------    --------
Net outflow..............................................      (1,882)     (1,429)     (1,127)
                                                             --------    --------    --------
Net cash flow from investment activities.................     (27,073)    (11,442)    (10,908)
Increase in group equity.................................       2,887         691         286
Redemption of Preference Shares..........................        (515)
Issue of Subordinated debt...............................       3,689       4,012       1,734
Repayment of Subordinated debt...........................        (300)       (397)       (329)
Issue of debenture loans and notes.......................       8,442       8,981       5,853
Repayment of debenture loans and notes...................      (5,775)     (5,043)     (3,109)
Cash dividends paid......................................        (943)     (1,097)       (763)
                                                             --------    --------    --------
Net cash flow from financing activities..................       7,485       7,147       3,672
                                                             --------    --------    --------
Increase (decrease) in liquid funds......................       9,335      (3,203)      4,761
                                                             ========    ========    ========

For details refer to note 41.

                  CONSOLIDATED CHANGES IN SHAREHOLDERS' EQUITY

                                                                 1997      1996      1995
                                                                ------    ------    ------
                                                                   (IN MILLIONS OF NLG)
ORDINARY SHARES
Opening Balance.............................................     1,715     1,569     1,516
Exercised options, rights and conversions...................         5        42         9
Conversion of Convertible Preference Shares.................        10        80
Issuance of stock dividends.................................        33        24        44
                                                                ------    ------    ------
Closing Balance.............................................     1,763     1,715     1,569
                                                                ------    ------    ------
PREFERENCE SHARES
Balance unchanged...........................................     1,813     1,813     1,813
                                                                ------    ------    ------
CONVERTIBLE PREFERENCE SHARES
Opening Balance.............................................        20       100       100
Conversion..................................................       (10)      (80)
                                                                ------    ------    ------
Closing Balance.............................................        10        20       100
                                                                ------    ------    ------
SHARE PREMIUM ACCOUNT RELATED TO ORDINARY SHARES
Opening Balance.............................................     5,061     3,606     3,567
Exercised options, rights and conversions...................        60       443        83
Conversion of Convertible Preference Shares.................       127     1,036
Issuance of stock dividends.................................       (33)      (24)      (44)
                                                                ------    ------    ------
Closing Balance.............................................     5,215     5,061     3,606
                                                                ------    ------    ------
SHARE PREMIUM ACCOUNT RELATED TO CONVERTIBLE PREFERENCE
  SHARES
Opening Balance.............................................       234     1,159     1,159
Conversion..................................................      (113)     (925)
                                                                ------    ------    ------
Closing Balance.............................................       121       234     1,159
                                                                ------    ------    ------
GENERAL RESERVE AND STATUTORY RESERVE
Opening Balance.............................................    16,723    12,680    11,497
Retained profits............................................     1,993     1,703     1,244
Retained dividend from stock dividends......................     1,070       951       546
Reduction for goodwill......................................    (2,706)     (623)     (607)
Provision for general contingencies.........................               2,015
Other.......................................................        17        (3)
                                                                ------    ------    ------
Closing Balance.............................................    17,097    16,723    12,680
                                                                ------    ------    ------
REVALUATION RESERVES
Opening Balance.............................................       664       600       607
Revaluation.................................................       (27)       64        (7)
                                                                ------    ------    ------
Closing Balance.............................................       637       664       600
                                                                ------    ------    ------
EXCHANGE DIFFERENCES RESERVE
Opening Balance.............................................      (911)   (1,275)     (898)
Currency translation differences............................       212       364      (377)
                                                                ------    ------    ------
Closing Balance.............................................      (699)     (911)   (1,275)
                                                                ------    ------    ------
TREASURY STOCK, AT COST
Opening Balance.............................................      (343)       (2)      (36)
Decrease (increase) in treasury stock.......................       231      (341)       34
                                                                ------    ------    ------
Closing Balance.............................................      (112)     (343)       (2)
                                                                ------    ------    ------
TOTAL SHAREHOLDERS' EQUITY..................................    25,845    24,976    20,250
                                                                ======    ======    ======

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1  CASH

     This item includes legal tender and demand deposits with central banks in countries in which ABN AMRO has a presence.

2  SHORT-DATED GOVERNMENT PAPER

     This item includes securities issued by public authorities, such as treasury paper, with original terms of two years or less, provided they can be refinanced with a central bank.

3  BANKS (ASSETS)

     This item includes receivables, including professional securities transactions, from credit institutions, central banks and multilateral development banks not already included in cash. Receivables in the form of securities are included in interest-earning securities or shares.

4  LOANS AND CREDIT RISK

     This item includes amounts receivable in connection with loans, including professional securities transactions, insofar as they are not recognized in the item Banks. Securitized receivables are included in interest-earning securities or shares.

     In granting facilities and loans, ABN AMRO incurs a credit risk, i.e. the risk that the receivable will not be paid. This is related primarily to the balance sheet items Banks, Loans and Interest-earning securities, and to off-balance sheet items. Concentration of credit risk could result in a material loss for ABN AMRO if a change in economic circumstances were to affect a whole industry or country.

SECTOR ANALYSIS OF LOANS

                                                                 1997       1996
                                                                -------    -------
                                                                 (IN MILLIONS OF
                                                                       NLG)
Public sector...............................................     14,948     16,199
Commercial..................................................    224,490    205,251
Retail......................................................    141,233     97,822
Professional securities transactions........................     69,131     17,731
Allowances for loan losses and cross border risks...........     (6,624)    (5,403)
                                                                -------    -------
Loans.......................................................    443,178    331,600
                                                                =======    =======

Collateral for private sector loans

     Collateral is frequently demanded in connection with lending operations. The following table analyzes private sector loans by type of collateral. Unsecured loans also include loans for which the bank has the right to require collateral.

                                                                 1997       1996
                                                                -------    -------
                                                                 (IN MILLIONS OF
                                                                       NLG)
COMMERCIAL
Public authority guarantees.................................     14,841     15,489
Mortgages...................................................     35,133     30,968
Securities..................................................      4,691      7,320
Bank guarantees.............................................      5,952      4,659
Other types of collateral and unsecured loans...............    163,873    146,815
                                                                -------    -------
Total commercial loans......................................    224,490    205,251
RETAIL
Public authority guarantees.................................      8,005      8,428
Mortgages...................................................     96,823     59,931
Other types of collateral and unsecured loans...............     36,405     29,463
                                                                -------    -------
Total retail loans..........................................    141,233     97,822

Commercial loans by industry

                                                                 1997       1996
                                                                -------    -------
                                                                 (IN MILLIONS OF
                                                                       NLG)
Agriculture, mining and energy..............................     18,611     19,961
Manufacturing...............................................     50,346     50,807
Construction and real estate................................     22,445     18,672
Wholesale and retail trade companies........................     34,814     33,085
Transportation and communications...........................     19,921     16,269
Financial services..........................................     35,288     27,755
Business services...........................................     19,913     15,097
Education, health care and other services...................     23,152     23,605
                                                                -------    -------
Total commercial loans......................................    224,490    205,251

Movements in allowances for loan losses

                                                         1997       1996       1995
                                                        -------    -------    -------
                                                            (IN MILLIONS OF NLG)
Opening Balance.....................................      5,293      5,442      5,688
Currency translation differences and other
  movements.........................................        514       (197)       (70)
Write-offs..........................................     (1,042)    (1,654)    (1,306)
Received after write-off............................        119        107         83
                                                        -------    -------    -------
                                                          4,884      3,698      4,395
Addition from net interest revenue..................        165        188        190
  Addition from provision for loan losses...........      1,933      2,194      1,866
  Transfer to provision for loan losses.............       (605)      (787)    (1,009)
Net increase........................................      1,328      1,407        857
                                                        -------    -------    -------
Closing Balance.....................................      6,377      5,293      5,442

CROSS-BORDER RISK

     Loans and other exposures are often not restricted to the country in which the facility is extended, but also involve banks, public authorities and other customers in foreign countries, and are mostly denominated in foreign currencies. These cross-border outstandings are controlled by the Group Credit Committee through a cross-border risk management system that supports frequent monitoring of outstandings to avoid concentrations of transfer, economic and political risk. The total cross-border exposure is very substantial but relates mainly to OECD countries.

     An increased credit risk would arise if and insofar as government measures in a specific country restrict debt servicing. Allowances for loan losses are applied in such circumstances. The following table shows cross-border exposure and related allowances.

                                                                 1997       1996
                                                                ------     ------
                                                                 (IN MILLIONS OF
                                                                       NLG
                                                                     EXCEPT
                                                                  PERCENTAGES)
Cross-border exposure.......................................     2,079      2,727
Cross-border risk allowances................................      (903)      (921)
Net exposure................................................     1,176      1,806
Net exposure as % of group capital..........................       2.2%       4.1%

     Cross-border risk allowances represented 43% of total cross-border risk at December 31, 1997 compared to 34% at December 31, 1996. Of the total cross-border exposure at December 31, 1997, NLG 908 million or 44%, was collateralized mainly by U.S. treasury zero coupon bonds issued as part of restructuring programs. This collateral guarantees full repayment of the principal at maturity. In determining cross-border risk allowances the estimated current value of this collateral has been taken into account.

Movements in cross-border risk allowances

                                                               1997    1996     1995
                                                               ----    -----    -----
                                                                (IN MILLIONS OF NLG)
Opening Balance............................................     921    1,055    1,584
Currency translation differences and other movements.......     105       35      (72)
Write-offs.................................................                      (177)
Net transfer to provision for loan losses..................    (123)    (153)    (135)
Purchase (sale) of LDCs....................................              (16)    (145)
                                                               ----    -----    -----
Closing Balance............................................     903      921    1,055

     Cross-border risk allowances are charged to loans and interest-bearing securities.

OTHER

     The item Loans includes subordinated debt amounting to NLG 198 (1996: NLG 195 million) and leasing operations amounting to NLG 15,775 million (1996: NLG 13,427 million).

5  SECURITIES

     The balance sheet items Short-dated government paper, Interest-earning securities and Shares include the investment portfolios, the trading portfolios, securitized receivables such as treasury paper and commercial paper, and equity participations. Interest-earning securities forming part of an investment portfolio, which principally consist of central government bonds, serve as a liquidity buffer among other functions. ABN AMRO attempts to maximize the return on these instruments through a policy of active management. Equity investments held on a long-term basis are also included in the investment portfolios.

     The above-mentioned balance sheet items can be analyzed as follows:

                                                                  1997        1996
                                                                --------    --------
                                                                (IN MILLIONS OF NLG)
Investment portfolios.......................................    101,497      66,309
Trading portfolios..........................................     60,432      34,115
Short-dated government paper................................     15,283       1,970
Other bank paper............................................     16,161       3,106
Other securities............................................      9,998       9,019
Options.....................................................      5,472         859
Equity participations.......................................        845         829
                                                                -------     -------
Total securities............................................    209,688     116,207
                                                                =======     =======

     The following table analyzes listed and unlisted securities:

                                                    LISTED               UNLISTED
                                              ------------------    ------------------
                                               1997       1996       1997       1996
                                              -------    -------    -------    -------
                                                        (IN MILLIONS OF NLG)
Public authority paper....................     63,973     33,633     44,256     35,275
Other interest-earning securities.........     40,737     21,190     41,779     17,314
Shares....................................     12,870      5,846      6,073      2,949
                                              -------    -------    -------    -------
Total securities..........................    117,580     60,669     92,108     55,538
                                              =======    =======    =======    =======

     Listed securities include all securities which are traded or quoted on any securities exchange trading facility. Third parties hold legal title to part of the securities included in the portfolios. This is related to securities sold with repurchase commitments (NLG 58,461 million, 1996: NLG 8,074 million) and securities lending transactions (NLG 8,991 million, 1996: NLG 1,006 million). In addition, ABN AMRO borrowed securities totaling NLG 19,588 million (1996: NLG 6,764 million). The borrowed securities are not shown in the balance sheet. The item Interest-earning securities includes securities of a subordinated nature totaling NLG 108 million (1996: NLG 164 million) and non-subordinated interest-earning securities issued by group companies totaling NLG 1,561 million (1996: NLG 610 million).

     As part of its securities brokerage activities, the group also trades in ABN AMRO Holding shares. In connection with the NYSE listing, 14 million ABN AMRO Ordinary Shares were purchased at an average price of NLG 32.91 and sold at an average price of NLG 34.08. In addition, shares were repurchased on the AEX Stock Exchange in connection with staff options granted and to cover positions with clients. At December 31, 1997, the treasury stock position of group companies included 4.6 million in ABN AMRO Holding Ordinary Shares. The corresponding amount of NLG 112 million has been deducted from reserves.

     An amount of NLG 20,417 million is scheduled for redemption in 1998 on interest-earning securities.

INVESTMENT PORTFOLIOS

     The analysis below shows the book value and the fair value of ABN AMRO's investment portfolios at December 31, 1997 and 1996. Fair value is based on quoted prices for traded securities and estimated market value for non-traded securities.

                                             1997                                    1996
                             -------------------------------------   -------------------------------------
                              BOOK       PREMIUMS         FAIR        BOOK       PREMIUMS         FAIR
                              VALUE    OR DISCOUNTS   MARKET VALUE    VALUE    OR DISCOUNTS   MARKET VALUE
                             -------   ------------   ------------   -------   ------------   ------------
                                                         (IN MILLIONS OF NLG)
Dutch government..........    14,497       430           15,612        6,750        398           7,647
US Treasury and US
  government agencies.....    32,156       (29)          32,799       19,935         42          20,115
Other OECD governments....    27,440        81           28,483       17,783       (104)         18,201
Mortgage-backed
  securities..............     7,917         1            7,937        4,611         34           4,597
Other interest-bearing
  securities..............    14,514       222           15,451       14,505        187          15,612
                             -------       ---          -------      -------       ----          ------
Total interest-bearing
  securities..............    96,524       705          100,282       63,584        557          66,172
Shares....................     4,973                      4,973        2,725                      2,725
                             -------                    -------      -------                     ------
Total investment
  portfolios..............   101,497                    105,255       66,309                     68,897
                             =======                    =======      =======                     ======

     The following table analyzes interest-bearing investment securities by maturity and weighted average yield at December 31, 1997. Yields on tax exempt obligations have not been computed on a tax equivalent basis.

                                                     AFTER 1 YEAR AND    AFTER 5 YEARS AND
                                 WITHIN 1 YEAR        WITHIN 5 YEARS      WITHIN 10 YEARS       AFTER 10 YEARS
                               ------------------   ------------------   ------------------   ------------------
                               AMOUNT   YIELD (%)   AMOUNT   YIELD (%)   AMOUNT   YIELD (%)   AMOUNT   YIELD (%)
                               ------   ---------   ------   ---------   ------   ---------   ------   ---------
                                                    (IN MILLIONS OF NLG EXCEPT PERCENTAGES)
Dutch government............   4,553       2.9      4,159       7.0      3,733       6.5      2,482       6.5
U.S. Treasury and U.S.
  government agencies.......     993       6.2      13,174      6.5      12,650      6.8      5,310       6.6
Other OECD governments......   3,608       2.8      7,387       7.0      8,452       6.5      8,074       7.5
Mortgage-backed
  securities(1).............     101       3.7         --        --         --        --      7,817       4.6
Other securities............   1,157       7.0      8,031       6.4      4,095       6.3      1,453       7.0
Total amortized cost........   10,412      3.7      32,751      6.7      28,930      6.6      25,136      6.3
Total market value..........   10,317               33,597               30,161               26,207

---------------

(1) Maturity dates have been estimated based on historical experience.

     The book value of the investment portfolios developed during 1997 as follows:

                                                                INTEREST-EARNING
                                                                   SECURITIES       SHARES
                                                                ----------------    ------
                                                                   (IN MILLIONS OF NLG)
Opening Balance of banking business investment portfolio....         59,465           678
Movements:
  purchases.................................................        114,854           595
  sales.....................................................        (71,642)          (67)
  repayments................................................        (22,200)
  acquisitions (dispositions) (net).........................          6,403            18
  revaluations..............................................                            7
  currency translation differences..........................          4,738            25
  other.....................................................            146           307
                                                                    -------         -----
Closing Balance of banking business investment portfolio....         91,764         1,563
Closing Balance of insurance business investment
  portfolio.................................................          4,760         3,410
                                                                    -------         -----
Total investment portfolios.................................         96,524         4,973

     Premiums and discounts on the investment portfolios are amortized. The purchase price of the investment portfolios, including unamortized amounts from replacement transactions, was NLG 385 million below the redemption value. The accumulated value above the purchase price of shares amounted to NLG 37 million.

TRADING PORTFOLIOS

     The following table analyzes the composition of the trading portfolios.

                                                                  1997        1996
                                                                --------    --------
                                                                (IN MILLIONS OF NLG)
Dutch government............................................      4,829       4,032
US Treasury and US government agencies......................      9,578       4,296
Other OECD governments......................................     24,621      14,307
Other interest-bearing securities...........................     14,584       7,812
                                                                 ------      ------
Total interest-bearing securities...........................     53,612      30,447
Shares......................................................      6,820       3,668
                                                                 ------      ------
Total trading portfolios....................................     60,432      34,115
                                                                 ======      ======

OTHER SECURITIES

     The following table analyzes the book value and fair value of other securities.

                                                        1997                1996
                                                  ----------------    ----------------
                                                   BOOK      FAIR      BOOK      FAIR
                                                  VALUE     VALUE     VALUE     VALUE
                                                  ------    ------    ------    ------
                                                          (IN MILLIONS OF NLG)
Short-dated government paper..................    15,283    15,308     1,970     1,982
Other debt securities.........................     9,165     9,126     8,304     8,059
Other bank paper..............................    16,161    16,036     3,106     3,099
                                                  ------    ------    ------    ------
Total interest-bearing securities.............    40,609    40,470    13,380    13,140
Shares, options and equity participations.....     7,150     7,210     2,403     2,407
                                                  ------    ------    ------    ------
Total other securities........................    47,759    47,680    15,783    15,547
                                                  ======    ======    ======    ======

6  PARTICIPATING INTERESTS

     This item includes equity participations held on a long-term basis for the purpose of business operations.

                                                                  1997        1996
                                                                --------    --------
                                                                (IN MILLIONS OF NLG)
Analysis:
Credit institutions.........................................        370         334
Other participating interests...............................      1,753       1,330
                                                                 ------      ------
Total participating interests...............................      2,123       1,664
                                                                 ======      ======
Development:
Opening Balance.............................................      1,664       1,692
Movements:
  purchases / increases.....................................        203         176
  sales / reductions........................................       (289)       (188)
  revaluations..............................................        (14)         24
  acquisitions (dispositions) (net).........................        360        (114)
  other.....................................................        199          74
                                                                 ------      ------
Closing Balance.............................................      2,123       1,664
                                                                 ======      ======
Revaluations included in Closing Balance....................         26          41

     Participating interests with official stock exchange listings represented a book value of NLG 479 million (1996: NLG 444 million).

7  PROPERTY AND EQUIPMENT

                                                                  1997        1996
                                                                --------    --------
                                                                (IN MILLIONS OF NLG)
Analysis:
Real property used in operations............................      5,261       4,340
Other real property.........................................        652         662
Equipment...................................................      2,612       2,054
                                                                 ------      ------
Total property and equipment................................      8,525       7,056
                                                                 ======      ======

                                                                      PROPERTY
                                                                 -------------------
                                                                  USED IN
                                                       TOTAL     OPERATIONS    OTHER    EQUIPMENT
                                                      -------    ----------    -----    ---------
                                                                 (IN MILLIONS OF NLG)
Development in 1997 in property and equipment:
Opening Balance...................................      7,056       4,340        662       2,054
Movements:
  purchases.......................................      2,258         818        149       1,291
  sales...........................................       (376)        (75)      (267)        (34)
  revaluations....................................        (23)        (23)
  depreciation....................................     (1,194)       (262)        (1)       (931)
  acquisitions (dispositions) (net)...............        500         326         47         127
  other...........................................        304         137         62         105
                                                      -------     -------      -----     -------
                                                        1,469         921        (10)        558
Accumulated amounts:
Replacement cost..................................     12,837       7,362        655       4,820
Depreciation......................................     (4,312)     (2,101)        (3)     (2,208)
                                                      -------     -------      -----     -------
Closing Balance...................................      8,525       5,261        652       2,612
                                                      =======     =======      =====     =======
Revaluations included in Closing Balance..........        489         489         --          --

     Legal title to property and equipment totaling NLG 372 million (1996: NLG 15 million) is held by third parties.

8  OTHER ASSETS AND OTHER LIABILITIES

     These items include those amounts which are not of an accrued or deferred nature or which cannot be classified with any other balance sheet item. This concerns, for example, servicing rights, precious metals and other goods, balances of payment transactions still to be settled, as well as taxes receivable or payable and short securities positions.

9  PREPAYMENTS AND ACCRUED INCOME AND ACCRUALS AND DEFERRED INCOME

     These items include revenues and expenses recognized in the period under review but whose actual receipt or payment falls in a different period. They also include the total net difference between contract rates and spot rates on foreign exchange hedging operations.

10  BANKS (LIABILITIES)

     This item comprises all debts, including amounts on account of professional securities transactions, to credit institutions, central banks and multilateral development banks.

11  TOTAL CUSTOMER ACCOUNTS

     This item includes total customer balances held in current accounts, savings accounts and deposits, as well as debts on account of professional securities transactions and non-subordinated private loans.

                                                                  1997        1996
                                                                --------    --------
                                                                (IN MILLIONS OF NLG)
Analysis:
Savings accounts............................................    124,877      92,994
Deposits....................................................    106,807      82,210
Professional securities transactions........................     58,595      13,486
Other customer accounts.....................................    106,415      88,028
                                                                -------     -------
  Total customer accounts...................................    396,694     276,718
                                                                =======     =======

12  DEBT SECURITIES

     This item includes non-subordinated debt and other negotiable interest-bearing debt securities.

                                                                  1997        1996
                                                                --------    --------
                                                                (IN MILLIONS OF NLG)
Analysis:
Debentures and notes........................................     22,785      18,762
Cash notes, savings certificates and bank certificates......     16,576      15,460
Certificates of deposit and commercial paper................     51,234      40,191
                                                                 ------      ------
  Total debt securities.....................................     90,595      74,413
                                                                 ======      ======

     The debentures and loans are issued principally in the Dutch capital markets or in the Euromarket and are denominated mostly in Netherlands guilders and US dollars. The commercial paper program is conducted mainly in the United States and is denominated in US dollars. The other debt securities are instruments used in markets in which ABN AMRO is active and are usually denominated in local currencies. At December 31, 1997, debt securities denominated in Netherlands guilders amounted to NLG 26,295 million and those denominated in US dollars to NLG 39,204 million.

     At December 31, 1997, debt securities included NLG 725 million of variable rate obligations. In addition, NLG 3,128 million of debt securities had been converted into variable rate obligations through the use of asset-liability management derivatives contracts. The average interest rate on debentures and notes, adjusted to reflect the effect of asset-liability management derivatives contracts at December 31, 1997, was 6.4%.

MATURITY ANALYSIS OF DEBT SECURITIES

                                                                  1997        1996
                                                                --------    --------
                                                                (IN MILLIONS OF NLG)
within one year.............................................     49,894      40,616
after one and within two years..............................      6,152       6,873
after two and within three years............................      8,045       4,967
after three and within four years...........................      4,687       6,410
after four and within five years............................      3,652       3,809
after five years............................................     18,165      11,738
                                                                 ------      ------
  Total debt securities.....................................     90,595      74,413
                                                                 ======      ======

13  PROVISIONS

                                                                  1997        1996
                                                                --------    --------
                                                                (IN MILLIONS OF NLG)
Analysis:
Provision for deferred tax liabilities......................      1,450       1,228
Provision for pension commitments...........................        134         315
Provisions for payments to non-active employees.............        899         606
Insurance fund liabilities..................................      9,602       6,722
Other provisions............................................      1,378       1,263
                                                                 ------      ------
  Total provisions..........................................     13,463      10,134
                                                                 ======      ======

     The provision for deferred tax liabilities relates to tax liabilities which will arise in the future owing to the difference between the book value of specific assets and liabilities and their valuation for tax purposes. The face value of these liabilities amounted to NLG 1,754 million.

     The provisions for payments to non-active employees relate to early retirement, total disability, contributions to medical expenses and other commitments. Insurance fund liabilities include the actuarial reserves and the premium and claims reserves of the group's insurance companies.

     Provisions are generally long-term in nature.

14  FUND FOR GENERAL BANKING RISKS

     The Fund for general banking risks covers general risks associated with lending and other banking activities. The Fund is net of tax and forms part of tier 1 capital; it is maintained partly in currencies other than the Netherlands guilder.

                                                                 (IN MILLIONS OF
                                                                       NLG)
Transfer from provision for general contingencies...........           2,000
Movements:
Addition from income statement..............................             395
Tax on addition.............................................            (138)
                                                                      ------
                                                                         257
Consolidation...............................................              75
Currency translation differences............................             151
                                                                      ------
Closing Balance.............................................           2,483
                                                                      ======

15  SUBORDINATED DEBT

     The debentures and notes included in this item are subordinated to all current and future liabilities of the group companies that issued the debt. In general, early repayment, in whole or in part, is not permitted.

     The average interest rate on subordinated debt was 7.3% at December 31, 1997.

MATURITY ANALYSIS OF SUBORDINATED DEBT

                                                                 1997      1996
                                                                ------    ------
                                                                (IN MILLIONS OF
                                                                      NLG)
within one year.............................................       648       294
after one and within two years..............................       641       648
after two and within three years............................       594       625
after three and within four years...........................     2,990       586
after four and within five years............................     1,535     2,717
after five years............................................    13,693    10,439
                                                                ------    ------
  Total subordinated debt...................................    20,101    15,309
                                                                ======    ======

     Subordinated debt at December 31, 1997 was denominated in Netherlands guilders to an amount of NLG 6,975 million and in US dollars to an amount of NLG 11,158 million, and included NLG 34 million of variable rate obligations.

16  SHAREHOLDERS' EQUITY

                                                            1997      1996      1995
                                                           ------    ------    ------
                                                              (IN MILLIONS OF NLG)
Analysis:
Share capital..........................................     3,586     3,548     3,482
Reserves...............................................    22,371    21,771    16,770
                                                           ------    ------    ------
                                                           25,957    25,319    20,252
Treasury stock.........................................      (112)     (343)       (2)
                                                           ------    ------    ------
Total shareholders' equity.............................    25,845    24,976    20,250

     For further information reference is made to the section on changes in shareholders' equity.

SHARE CAPITAL

     The authorized share capital of ABN AMRO Holding N.V. amounts to NLG 10,500,000,005 face value and consists of one Priority Share, four billion Ordinary Shares, one billion Preference Shares and one hundred million Convertible Preference Shares, each of which is convertible into four ordinary shares.

     The issued and paid-up share capital is made up of the following numbers of shares:

Priority Share (nominal value NLG 5.00).....................                1
Ordinary Shares (nominal value NLG 1.25)....................    1,410,279,913
Preference Shares (nominal value NLG 5.00)..................      362,503,010
Convertible Preference Shares (nominal value NLG 5.00)......        2,078,833

     On December 31, 1997, 4,635,588 Ordinary Shares were purchased in connection with staff options granted.

     The Preference Shares are registered shares; the dividend has been fixed at 9.5% of the face value. This percentage will be recalculated at January 1, 2001 in the manner stipulated in the Articles of Association.

     The dividend payable on the Convertible Preference Shares has been fixed at NLG 3.78 per share per annum until the end of 2003. Holders of Convertible Preference Shares can convert their shares into 8.3 million Ordinary Shares until October 31, 2003, on payment of NLG 1.75 per Ordinary Share. If all rights are fully exercised, shareholders' equity would increase by an amount of NLG
14.6 million.

RESERVES

                       ANALYSIS:                            1997      1996      1995
                       ---------                           ------    ------    ------
                                                              (IN MILLIONS OF NLG)
Share premium account..................................     5,336     5,295     4,765
Revaluation reserves...................................       637       664       600
Reserves prescribed by law and articles of
  association..........................................       499       449       357
  General reserve......................................    16,598    16,274    12,323
  Exchange differences reserve.........................      (699)     (911)   (1,275)
Other reserves.........................................    15,899    15,363    11,048
                                                           ------    ------    ------
Total reserves.........................................    22,371    21,771    16,770
                                                           ======    ======    ======

     The share premium account is regarded as paid-up capital for tax purposes.

     Due to dispositions and depreciation, NLG 157 million of the revaluation reserves is regarded as having been realized. The expected stock dividend percentage for the final dividend was taken into consideration.

     The 1996 figures have been adjusted for the transfer of the balance of NLG 2,015 million from the provision for general contingencies to the general reserve.

STAFF OPTIONS

     Employees of ABN AMRO are periodically offered the opportunity to acquire equity options on ABN AMRO shares whose value is related to the option's exercise price. The Ordinary Share capital may increase as a result of the exercise of these options. The exercise price of staff options is equal to the average of the high and low Ordinary Share price quoted on the AEX Stock Exchange on the date of grant. The options can be exercised during specified 'window periods' for five years from the date of grant. These window periods for senior management are two weeks following the announcement of the annual and interim figures. In 1995, 1996 and 1997 the exercise price of options exercised ranged from NLG 10.90 to NLG 36.15.

     If fully exercised, the options at year-end 1997 would have increased the number of Ordinary Shares by 19.4 million (see analysis below) and shareholders' equity by NLG 591 million:

                                         STAFF OPTIONS    AVERAGE EXERCISE    LOW / HIGH EXERCISE
YEAR OF EXPIRATION                      (IN THOUSANDS)      PRICE (IN NLG)         PRICE (IN NLG)
------------------                      --------------    ----------------    -------------------
1998................................            76             12.90                     12.90
1999................................         1,029             15.16             15.10 - 15.40
2000................................         1,634             15.89             14.70 - 18.10
2001................................         4,817             24.20             22.10 - 28.10
2002................................        11,829             36.48             33.90 - 41.00
                                            ------             -----             -------------
Total...............................        19,385             30.47             12.90 - 41.00
                                            ======             =====             =============

     The movements in these rights for the year 1997 and 1996 are as follows:

                             STAFF OPTIONS     AVERAGE EXERCISE    STAFF OPTIONS     AVERAGE EXERCISE
                             (IN THOUSANDS)     PRICE (IN NLG)     (IN THOUSANDS)     PRICE (IN NLG)
                             --------------    ----------------    --------------    ----------------
Movements:
Opening Balance..........        13,534             19.61              15,220             14.23
Options granted to senior
  management.............         2,869             33.90
Other options granted....         9,709             37.04               7,999             23.73
Options exercised........        (6,726)            19.20              (9,578)            14.53
Options canceled.........            (1)            19.16                (107)            16.48
                                 ------             -----              ------             -----
Closing Balance..........        19,385             30.47              13,534             19.61
                                 ======             =====              ======             =====

17  MINORITY INTERESTS

     This item comprises the share of third parties in the equity of subsidiaries and other group companies, including preferred stock amounting to USD 1,825 million (1996: USD 950 million) issued by subsidiaries in the United States to third parties.

                                                              1997     1996     1995
                                                              -----    -----    -----
                                                               (IN MILLIONS OF NLG)
Opening Balance...........................................    2,105    1,525    1,362
Currency translation differences..........................      421      127      (73)
Issue of preferred stock..................................    2,259      436      160
Redemption of preferred stock.............................     (515)
Other movements...........................................      257       17       76
                                                              -----    -----    -----
Closing Balance...........................................    4,527    2,105    1,525

18  CAPITAL ADEQUACY

     The standards applied by the Netherlands Central Bank for the principal capital ratios are based on the capital adequacy guidelines of the European Union and the Basle Committee for Banking Supervision. These ratios compare the bank's total capital and tier 1 capital with the total of risk-weighted assets and off-balance sheet items and the market risk associated with the trading portfolios. The minimum requirement for the total capital ratio and tier 1 ratio is 8% and 4%, respectively, of risk-weighted assets.

     The following table analyzes the capital ratios of ABN AMRO at December 31, 1997 and 1996 in accordance with supervisory requirements.

                                                       1997                  1996
                                                ------------------    ------------------
                                                REQUIRED    ACTUAL    REQUIRED    ACTUAL
                                                --------    ------    --------    ------
                                                (IN MILLIONS OF NLG EXCEPT PERCENTAGES)
Total capital...............................     36,784     48,990     31,141     42,372
Total capital ratio (in %)..................        8.0%     10.65%       8.0%     10.89%
Tier 1 capital..............................     18,392     31,996     15,571     28,068
Tier 1 capital ratio (in %).................        4.0%      6.96%       4.0%      7.21%

19  ACCOUNTS WITH PARTICIPATING INTERESTS

     Amounts receivable from and payable to participating interests included in the various balance sheet items totaled:

                                                                1997       1996
                                                                -----      -----
                                                                (IN MILLIONS OF
                                                                      NLG)
Banks (assets)..............................................      29         87
Loans.......................................................     414        392
Banks (liabilities).........................................     210        112
Total customer accounts.....................................     362        251

20  MATURITY

     Short-dated liabilities and demand deposits are generally matched by cash, assets that can be realized at short notice or lending operations as part of the interest rate risk policy. The balance sheet is already presented in descending order of liquidity, but a number of items containing assets or liabilities with varying maturities are analyzed in the table in this note. This analysis does not include liquid assets such as cash and short-dated government paper and the bond investment portfolios, which by their nature can be realized at short notice. In every country in which ABN AMRO is active, liquidity satisfies the standards imposed by the supervisory authorities.

Maturity analysis

                                 On demand    #3 MONTHS     3 M-#1 YR     1 yr-#5 yr     .5 YR
                                 ---------    ----------    ----------    -----------    ------
                                                      (IN BILLIONS OF NLG)
Banks (liabilities)..........        39          124            41             3            1
Savings accounts.............        63           30            16            12            4
Deposits and other customer
  accounts...................       125          114            21             8            4
Debt securities..............                     29            21            23           18
Subordinated debt............                                    1             5           14
Banks (assets)...............        30           76            31             2            1
Loans........................        67          115            52            69          140

21  CURRENCY POSITION

     Of total assets and total liabilities, amounts equivalent to NLG 610 billion and NLG 597 billion, respectively, are denominated in currencies other than the Netherlands guilder. Positions arising from balance sheet items are generally hedged by foreign exchange contracts not included in the balance sheet. The actual currency positions arising out of ABN AMRO's proprietary foreign exchange dealing activities are of limited size. Capital invested in operations outside The Netherlands is largely funded in guilders. Part of the resulting currency positions is used to offset movements in required capital for foreign-currency risk-weighted assets due to exchange rate fluctuations. Similar reasoning lies behind the policy of issuing preferred stock and subordinated debt in foreign currencies.

22  COLLATERAL PROVIDED

     In connection with collateral provided for specific liabilities and off-balance sheet commitments, as well as for transactions in financial markets, specific assets are not freely available. This relates to cash (NLG 4.8 billion), securities (NLG 72.0 billion) and loans (NLG 13.4 billion). Collateral has been provided for liabilities included in the items Banks (NLG 10.5 billion), Total customer accounts (NLG 61.4 billion), Debt securities (NLG 0.1 billion) and Other liabilities (NLG 1.8 billion).

23  CONTINGENT LIABILITIES

                                                                 1997      1996
                                                                ------    ------
                                                                (IN MILLIONS OF
                                                                      NLG)
Analysis:
Commitments with respect to guarantees granted..............    58,455    53,155
Commitments with respect to irrevocable letters of credit...     9,053     7,563
Commitments with respect to recourse risks arising from
  discounted bills..........................................     1,003     1,024
                                                                ------    ------
Total Contingent liabilities................................    68,511    61,742
                                                                ======    ======

24  DERIVATIVES

     Derivatives are financial instruments, the contracted or notional amounts of which are not included in the balance sheet either because rights and obligations arise out of one and the same contract, the performance of which is due after balance sheet date, or because the notional amounts serve merely as variables for calculation purposes. Examples of derivatives are forward exchange contracts, options, swaps, futures and forward rate agreements. The underlying value may involve interest rate, currency, commodity, bond or equity products or a combination of these. Derivatives transactions are conducted as a trading activity and as a hedge against ABN AMRO's own interest rate and currency exposure.

     The degree to which ABN AMRO is active in the respective markets or market segments is shown in the following analysis by means of notional amounts (including maturity profile based on remaining term). The notional amounts, however, give no indication of the size of the cash flows or the market risk or credit risk attaching to derivatives transactions.

     The market risk arises from movements in variables determining the value of derivatives, such as interest rates and quoted prices. The credit risk is the loss that would arise if a counterparty were to default. This is related, however, to the market risk since the magnitude of the credit risk is in part determined by actual and expected market fluctuations. In calculating the credit risk shown in the table below, netting agreements and other collateral have not been taken into consideration.

     The following table shows the notional amounts of ABN AMRO's derivatives portfolio at December 31, 1997.

Derivatives transactions

                                                                     NOTIONAL AMOUNTS
                                                   ----------------------------------------------------
                                                   1 YR     1 YR - 5 YR    5 YR    TOTAL    CREDIT RISK
                                                   -----    -----------    ----    -----    -----------
                                                                   (IN BILLIONS OF NLG)
INTEREST RATE CONTRACTS
OTC              Swaps.........................      172        399        257       828       18.9
                 Forwards......................      234          9                  243        0.1
                 Options.......................       79        156         70       305        1.8
Exchange-traded  Futures.......................      147         43          7       197
                 Options.......................       34          3          2        39
CURRENCY CONTRACTS
OTC              Swaps.........................       46         97         53       196        6.9
                 Forwards......................    1,035         46          2     1,083       20.3
                 Options.......................      113          9                  122        2.6
Exchange-traded  Futures.......................        2                               2
                 Options.......................        2                               2
OTHER CONTRACTS
OTC              Options.......................       13          1                   14        0.3
Exchange traded  Options.......................       35          6                   41
                                                   -----        ---        ---     -----       ----
Total
  derivatives    ..............................    1,912        769        391     3,072       50.9
                                                   =====        ===        ===     =====       ====

     The tables below summarize the notional amounts and (average) market values of the principal types of trading portfolio contracts and hedging portfolio contracts (i.e. contracts entered into as part of the bank's interest rate and exchange rate policies). Intercompany transactions between hedging and trading portfolios have not been eliminated from the figures.

Trading portfolio derivatives transactions in 1997

                                                                                         AVERAGE
                                                                MARKET VALUE          MARKET VALUE
                                                 NOTIONAL    -------------------   -------------------
                                                  AMOUNTS    POSITIVE   NEGATIVE   POSITIVE   NEGATIVE
                                                 ---------   --------   --------   --------   --------
                                                                 (IN MILLIONS OF NLG)
INTEREST RATE CONTRACTS
Swaps.........................................     807,120    20,774     17,309     17,125     15,157
Forwards......................................     237,536       121        168        151        205
Options purchased.............................     176,629     1,730                 1,078
Options sold..................................     160,534                2,207                 1,024
Futures.......................................     174,485       839        724        836        721
                                                 ---------    ------     ------     ------     ------
Total interest rate contracts.................   1,556,304    23,464     20,408     19,190     17,107
CURRENCY CONTRACTS
Swaps.........................................     193,498     7,008      7,911      6,055      6,682
Forwards......................................   1,049,507    19,571     18,562     18,934     17,172
Options purchased.............................      79,277     2,634                   953
Options sold..................................      43,645                2,298                 1,792
Futures.......................................       2,152         7         13          7         13
                                                 ---------    ------     ------     ------     ------
Total currency contracts......................   1,368,079    29,220     28,784     25,949     25,659
OTHER CONTRACTS
Equity options purchased......................      33,150     1,498                   859
Equity options sold...........................      21,935                2,233                 1,378
Other equity and commodity contracts..........         323         1          3          1          2
                                                 ---------    ------     ------     ------     ------
Total other contracts.........................      55,408     1,499      2,236        860      1,380

Trading portfolio derivatives transactions in 1996

                                                                                         AVERAGE
                                                                MARKET VALUE          MARKET VALUE
                                                 NOTIONAL    -------------------   -------------------
                                                  AMOUNTS    POSITIVE   NEGATIVE   POSITIVE   NEGATIVE
                                                 ---------   --------   --------   --------   --------
                                                                 (IN MILLIONS OF NLG)
INTEREST RATE CONTRACTS
Swaps.........................................     544,601    12,274     10,199     11,089      9,922
Forwards......................................     168,199       177        174        205        197
Options purchased.............................     179,398       849         --        800         --
Options sold..................................      35,739        --        631         --        632
Futures.......................................      81,172        51      1,093        196      1,855
                                                 ---------    ------     ------     ------     ------
Total interest rate contracts.................   1,009,109    13,351     12,097     12,290     12,606
CURRENCY CONTRACTS
Swaps.........................................     132,824     4,257      3,503      3,121      2,922
Forwards......................................     829,157    13,519      9,874     12,011      9,153
Options purchased.............................      68,458       775         --        755         --
Options sold..................................      23,701        --        817         --        629
Futures.......................................         432         6          7          3          4
                                                 ---------    ------     ------     ------     ------
Total currency contracts......................   1,054,572    18,557     14,201     15,890     12,708
OTHER CONTRACTS
Equity options purchased......................       5,515       325         --        314         --
Equity options sold...........................       4,527        --        527         --        507
Other equity and commodity contracts..........         427       130          9          2          2
                                                 ---------    ------     ------     ------     ------
Total other contracts.........................      10,469       455        536        316        509

Hedging portfolio derivatives

                                                      1997                             1996
                                         ------------------------------   ------------------------------
                                                       MARKET VALUE                     MARKET VALUE
                                         NOTIONAL   -------------------   NOTIONAL   -------------------
                                         AMOUNTS    POSITIVE   NEGATIVE   AMOUNTS    POSITIVE   NEGATIVE
                                         --------   --------   --------   --------   --------   --------
                                                              (IN MILLIONS OF NLG)
INTEREST RATE CONTRACTS
Swaps.................................   154,889     3,139      3,803     137,825     3,050      4,105
Forwards..............................     5,910         2          5       6,537         6          4
Options purchased.....................     7,606       126                  4,291        70         --
Futures...............................    23,193         1         15      28,219        15         23
                                         -------     -----      -----     -------     -----      -----
Total interest rate contracts.........   191,598     3,268      3,823     176,872     3,141      4,132
CURRENCY CONTRACTS
Swaps.................................    14,423       224        399      12,840       433        573
Forwards..............................    38,591       760        339      21,893       144        182
Options purchased.....................       679                              987         8         --
                                         -------     -----      -----     -------     -----      -----
Total currency contracts..............    53,693       984        738      35,720       585        755

Derivatives and Capital Adequacy Requirements

     In determining the capital adequacy requirement, both existing and future credit risk is taken into account. To this end the current potential loss, i.e. the positive replacement value based on market conditions at the balance sheet date, is increased by a percentage of the relevant notional amounts, depending on the nature and remaining term of the contract, thereby taking into account the possible adverse development of the positive replacement value during the remaining term of the contract. The analysis below shows the resulting credit equivalent, both unweighted and weighted for the counterparty risk (mainly banks) at December 31, 1997 and 1996. The figures allow for the downward impact of netting agreements and other collateral on risk exposure and capital adequacy.

Credit equivalent derivatives

                                                    1997                      1996
                                           ----------------------    ----------------------
                                           UNWEIGHTED    WEIGHTED    UNWEIGHTED    WEIGHTED
                                           ----------    --------    ----------    --------
                                                         (IN BILLIONS OF NLG)
Interest rate contracts................       16.5          4.4         15.0          4.0
Currency contracts.....................       42.6         11.8         34.4          8.8
Other contracts........................        0.9          0.2
                                              ----         ----         ----         ----
Total credit equivalent derivatives....       60.0         16.4         49.4         12.8
                                              ====         ====         ====         ====

25  MEMORANDUM ITEMS

     Apart from the memorandum items stated, non-quantified guarantees have been given for the Bank's securities custody operations, for interbank bodies and institutions and for participating interests. Collective guarantee schemes are applicable to group companies in various countries. Furthermore, statements of liability have been issued for a number of group companies.

     Legal proceedings have been initiated against ABN AMRO in a number of jurisdictions, but on the basis of information currently available, and having taken counsel with legal advisers, the Managing Board is of the opinion that the outcome of these proceedings is unlikely to have a material adverse effect on the consolidated financial position or consolidated operations of ABN AMRO.

     For 1998, investment in property and equipment is estimated at NLG 2.3 billion, of which ABN AMRO is already committed to an amount of NLG 500 million.

     Though ABN AMRO has sold a part of its loan portfolio, partly through credit-enhanced or non-credit enhanced securitization, it still holds legal title to some of these loans. In most cases these loans are also serviced by ABN AMRO. In addition, the Bank services loans originated by other institutions. The table below states the outstandings at December 31, 1997 (in millions of NLG).

Legal title to loans sold...................................     4,321
Loans serviced for third parties............................    58,075
Loans sold with credit enhancement..........................    13,695

     Future rental commitments (in millions of NLG) at December 31, 1997 for long-term lease contracts were as follows:

1998........................................................    1,099
1999........................................................      394
2000........................................................      233
2001........................................................      204
2002........................................................      189
years after 2002............................................    1,506

26  NET INTEREST REVENUE

     This item comprises interest revenue from loans, investments, other lending, interest expense on borrowings by ABN AMRO and customer accounts, as well as the results from interest rate and foreign exchange contracts entered into for hedging purposes. Also included is other revenue from loans. Interest revenue from interest-earning securities amounted to NLG 6,935 million (1996:
NLG 4,708 million). Interest expense on subordinated debt totaled NLG 1,311 million (1996: NLG 948 million).

27  REVENUE FROM SECURITIES AND PARTICIPATING INTERESTS

     This item includes the share in net profit or loss of participating interests on which ABN AMRO exercises a significant influence. Also included are dividends received from shares and other participating interests, as well as the results from sales of shares from the investment portfolio and investments in participating interests insofar as these are not treated as value adjustments to financial fixed assets.

                                                                1997    1996    1995
                                                                ----    ----    ----
                                                                (IN MILLIONS OF NLG)
Revenue from shares and equity participations...............    195      97      67
Revenue from participating interests........................    435     159     130
                                                                ---     ---     ---
Total Revenue from securities and participating interests...    630     256     197
                                                                ===     ===     ===

28  NET COMMISSIONS

     This item includes revenue from domestic and international payments, securities brokerage, insurance, leasing and other services. Amounts paid to third parties are shown as commission expense.

                                                              1997     1996     1995
                                                              -----    -----    -----
                                                               (IN MILLIONS OF NLG)
Payment services..........................................    1,503    1,332    1,257
Insurance.................................................      299      280      262
Securities................................................    2,706    1,985    1,485
Asset management and trust................................      717      684      547
Guarantees................................................      247      226      217
Leasing...................................................      170      150      136
Other.....................................................      630      299      280
                                                              -----    -----    -----
Total Net commissions.....................................    6,272    4,956    4,184
                                                              =====    =====    =====

29  RESULTS FROM FINANCIAL TRANSACTIONS

     This item includes the results from foreign exchange dealing, securities trading, derivatives transactions, as well as trading in LDC debt securities, which is included in the "other" item, and currency translation differences on investments -- other than those included in tangible fixed assets -- in offices and branches, subsidiaries and participating interests in hyper-inflationary countries.

                                                              1997     1996     1995
                                                              -----    -----    -----
                                                               (IN MILLIONS OF NLG)
Securities trading........................................      858      781      441
Foreign exchange dealing..................................      955      705      613
Derivatives
     Interest rate related products.......................      235      203      173
     Currency related products............................       54       38       15
     Equity related products..............................       93       57       38
     Other derivatives....................................       27       25       --
                                                              -----    -----    -----
                                                                409      323      226
                                                              -----    -----    -----
Other.....................................................      214       73      (82)
Total Results from financial transactions.................    2,436    1,882    1,198
                                                              =====    =====    =====

30  OTHER REVENUE

     This includes revenue from property development, other revenue from leasing activities and the results from the insurance companies forming part of the group. The insurance companies achieved the following results in 1997:

                                                                 LIFE      NON-LIFE
                                                                -------    ---------
                                                                (IN MILLIONS OF NLG)
Net premium income..........................................     2,591        115
Investment income...........................................       692         10
Insurance expenses..........................................    (3,185)       (90)
                                                                ------        ---
Total revenue from insurance companies......................        98         35
                                                                ======        ===

31  STAFF COSTS

                                                                 1997      1996      1995
                                                                ------    ------    ------
                                                                (IN MILLIONS OF NLG EXCEPT
                                                                   NUMBER OF EMPLOYEES)
Analysis:
Salaries (including bonuses, etc.)..........................     7,085     5,576     4,842
Pension costs (including post-retirement benefits)..........       171       332       330
Social insurance and other staff costs......................     1,397     1,232     1,022
                                                                ------    ------    ------
Total Staff costs...........................................     8,653     7,140     6,194
                                                                ======    ======    ======
Average number of employees (headcount):
Netherlands.................................................    33,190    34,491    35,188
Foreign countries...........................................    39,028    30,925    28,137
                                                                ------    ------    ------
Total average number of employees (headcount)...............    72,218    65,416    63,325
                                                                ======    ======    ======

32  OTHER ADMINISTRATIVE EXPENSES

     This item includes office overhead, automation costs, advertising costs and other general expenses.

     ABN AMRO leases space for its principal facilities and also leases space in other buildings. The leases generally are renewable and provide for payment of rent and certain other occupancy expenses. Total rent expense for all leases, which are operating leases, amounted to NLG 501 million in 1997, NLG 451 million in 1996 and NLG 415 million in 1995.

33  DEPRECIATION

     This item is made up of depreciation of buildings and equipment.

34  PROVISION FOR LOAN LOSSES

     This item includes provisions for loan losses and cross border risks.

35  ADDITION TO THE FUND FOR GENERAL BANKING RISKS

     This item includes the addition to the Fund. Management's intention is to maintain the Fund at a level approximating 0.5% of risk-weighted total assets.

36  VALUE ADJUSTMENTS TO FINANCIAL FIXED ASSETS

     Financial fixed assets include the interest-earning securities and equity investment portfolios and participating interests on which the bank does not exercise an influence. Diminutions in value of the interest-earning securities investment portfolio may relate to a permanent deterioration of the debtor's quality. These diminutions in value and the diminutions in value below the purchase price of shares and participating interests on which no influence is exercised, together with amounts released in respect of earlier diminutions in value, are included in this item. Results from dispositions below purchase price are likewise treated as diminutions in value. Results from dispositions above purchase price are included in revenue from securities and participating interests.

37  TAXES

     The following table reconciles the statutory tax rate to the effective tax rate.

                                                             1997     1996     1995
                                                             -----    -----    -----
Dutch income tax rate....................................     35.0%    35.0%    35.0%
Effect of taxes on income of operations outside The
  Netherlands............................................     (1.6)%   (4.7)%   (3.0)%
Effect of taxes on tax-exempt income in The
  Netherlands............................................     (4.1)%   (2.9)%   (2.6)%
Other....................................................     (0.6)%    0.7%    (0.1)%
                                                             -----    -----    -----
Overall effective tax rate...............................     28.7%    28.1%    29.3%
                                                             -----    -----    -----

                                                              1997     1996     1995
                                                              -----    -----    -----
                                                               (IN MILLIONS OF NLG)
The Netherlands...........................................      784      841      688
Foreign...................................................      877      508      436
                                                              -----    -----    -----
                                                              1,661    1,349    1,124
                                                              -----    -----    -----

     Taxes in 1997 amounted to NLG 1,661 million, including NLG 153 million in deferred tax liabilities.

38  MINORITY INTERESTS

     This item comprises the share of third parties in the results from subsidiaries and group companies, including dividends on preferred stock issued by ABN AMRO's subsidiaries in the United States.

39  SEGMENT INFORMATION

     ABN AMRO is established and active in many countries but local operations also serve customers outside their home countries. The tables below give an analysis by operating segment. For the purpose of this analysis, gross revenue represents total revenue before interest expense and commission expense. Indirect overhead has been allocated to the operating segments.

                                             GROSS REVENUE                 TOTAL REVENUE
                                       --------------------------    --------------------------
                                        1997      1996      1995      1997      1996      1995
                                       ------    ------    ------    ------    ------    ------
                                                         (IN MILLIONS OF NLG)
Netherlands Division...............    13,338    13,000    12,840     7,219     6,577     6,215
International Division:
  Europe (excl. The Netherlands)...     8,922     7,679     8,503     2,575     1,826     1,708
  North America....................    15,933     8,873     6,738     6,051     3,461     2,796
  South and Central America........     3,082     2,087     1,964     1,614     1,068       889
  Middle East and Africa...........       584       378       281       219       162       122
  Asia Pacific.....................     5,714     4,093     3,350     1,123       774       571
                                       ------    ------    ------    ------    ------    ------
                                       34,235    23,110    20,836    11,582     7,291     6,086
IB&GC Division.....................     7,445     6,124     4,227     4,004     3,072     2,021
                                       ------    ------    ------    ------    ------    ------
                                       55,018    42,234    37,903    22,805    16,940    14,322
MeesPierson........................               3,180     3,583               1,391     1,201
ABN AMRO Lease Holding.............     1,373     1,211     1,118       884       760       682
Non allocated result...............        79                            79
                                       ------    ------    ------    ------    ------    ------
Total..............................    56,470    46,625    42,604    23,768    19,091    16,205
                                       ======    ======    ======    ======    ======    ======

                                       OPERATING PROFIT BEFORE TAXES        RISK-WEIGHTED ASSETS
                                       -----------------------------    -----------------------------
                                        1997       1996       1995       1997       1996       1995
                                       -------    -------    -------    -------    -------    -------
                                                            (IN MILLIONS OF NLG)
Netherlands Division...............     2,146      1,632      2,085     146,310    129,315    106,838
International Division:
  Europe (excl. The Netherlands)...       560        241          7      58,676     57,675     48,174
  North America....................     1,505      1,088        872     126,735     98,897     69,307
  South and Central America........       547        246        231      12,155      8,639      6,278
  Middle East and Africa...........        61         (8)        14       2,717      1,871      1,879
  Asia Pacific.....................         8        162        252      38,129     34,792     25,995
                                        -----      -----      -----     -------    -------    -------
                                        2,681      1,729      1,376     238,412    201,874    151,633
IB&GC Division.....................       930        969        574      63,407     47,978     42,139
                                        -----      -----      -----     -------    -------    -------
                                        5,757      4,330      4,035     448,129    379,167    300,610
MeesPierson........................                  269        153                            20,347
ABN AMRO Lease Holding.............       239        209        196      11,676     10,101      8,774
Non allocated result...............       185        131        135
Addition to Fund for general
  banking risks....................      (395)      (146)      (678)
                                        -----      -----      -----     -------    -------    -------
Total..............................     5,786      4,793      3,841     459,805    389,268    329,731
                                        =====      =====      =====     =======    =======    =======

40  MANAGING BOARD AND SUPERVISORY BOARD

     The following table summaries financial data concerning current and former members of the Managing Board and Supervisory Board.

                                                          MANAGING BOARD      SUPERVISORY BOARD
                                                         -----------------    ------------------
                                                          1997       1996      1997       1996
                                                         -------    ------    -------    -------
Remuneration (in NLG 1,000)..........................     16,633    12,549     1,132      1,104
Outstanding ABN AMRO staff options issued............    717,888      n.a.        --       n.a.
ABN AMRO option rights listed........................         --      n.a.        --       n.a.
ABN AMRO shares owned................................     82,439      n.a.    38,545       n.a.
Loans (in NLG 1,000).................................     11,400     9,168    11,025     14,659

     The conditions governing the options are stated in note 16. In 1997,
320.000 options were granted at an exercise price of NLG 33.90. ABN AMRO Holding has not issued any convertible debenture loans.

41  CASH FLOW STATEMENT

     The cash flow statement gives details of the source of liquid funds which became available during the year and the application of the liquid funds over the course of the year. The cash flow statement has been prepared in accordance with IAS No.7. The cash flows are analyzed into cash flows from operations, banking activities, investment activities and financing activities. Liquid funds include cash in hand, net credit balances on current accounts with other banks and net demand deposits with central banks. Movements in loans, total customer accounts and interbank deposits are included in the cash flow from operations/banking activities. Investment activities comprise purchases, sales and redemptions in respect of investment portfolios, as well as investments in and sales of participating interests, property and equipment. The issue of shares and the borrowing and repayment of long-term funds are treated as financing activities. Movements due to currency translation differences as well as the effects of the consolidation of acquisitions, where of material significance, are eliminated from the cash flow figures.

                                                            1997      1996      1995
                                                           ------    ------    ------
                                                              (IN MILLIONS OF NLG)
Analysis:
Cash...................................................     8,408     3,709     3,663
Current accounts (debit)...............................    18,406    11,737    12,495
Current accounts (credit)..............................    (9,498)   (8,296)   (4,659)
                                                           ------    ------    ------
Liquid funds...........................................    17,316     7,150    11,499

                                                            1997      1996      1995
                                                           ------    ------    ------
                                                              (IN MILLIONS OF NLG)
Movements:
Opening Balance........................................     7,150    11,499     6,901
Cash flow..............................................     9,335    (3,203)    4,761
Currency translation differences.......................       831       394      (163)
Sale of MeesPierson....................................              (1,540)
                                                           ------    ------    ------
Closing Balance........................................    17,316     7,150    11,499

     Interest paid in 1997 amounted to NLG 28,562 million; tax payments for 1997 totaled NLG 1,734 million.

     Dividends received from participating interests totaled NLG 36 million in 1997, NLG 41 million in 1996 and NLG 53 million in 1995.

     The following table analyzes movements resulting from acquisitions and dispositions in 1997, 1996 and 1995.

                                                  1997                   1996                    1995
                                              ------------    ---------------------------    ------------
                                                                                SALE OF
                                              ACQUISITIONS    ACQUISITIONS    MEESPIERSON    ACQUISITIONS
                                              ------------    ------------    -----------    ------------
                                                                 (IN MILLIONS OF NLG)
Amounts paid/received in cash and cash
  equivalents on acquisitions/dispositions
  (net)...................................        4,539          1,368                            520
Cash and cash equivalents included in
  acquisitions/dispositions (net).........          115            330           (1,540)           67
Assets acquired (sold) and liabilities
  assumed (disposed of) through
  acquisitions (net of dispositions):
Banks.....................................          820            601           (4,230)          755
Loans.....................................       24,547          3,735          (18,172)        1,012
Securities................................        6,402          1,666           (8,501)          427
Other assets..............................        2,502            345           (1,900)          175
                                                 ------          -----         --------         -----
Total assets..............................       34,271          6,347          (32,803)        2,369
                                                 ======          =====         ========         =====
Subordinated debt.........................                          64             (481)
Banks.....................................        5,879            647          (10,565)          703
Total customer accounts...................       25,895          4,565          (17,084)        1,050
Debt securities...........................          847            436             (677)           45
Other liabilities.........................        1,591            612           (3,325)          484
                                                 ------          -----         --------         -----
Total liabilities.........................       34,212          6,324          (32,132)        2,282
                                                 ======          =====         ========         =====

     The proceeds of the sale of MeesPierson were received in 1997.

42  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists. Most of ABN AMRO's assets, liabilities and off balance sheet items are financial instruments. Wherever possible, market rates have been used to determine fair values.

     However, for the majority of financial instruments, principally for loans, deposits and OTC derivatives, fair values are not readily available since there is no market where these instruments are traded. For these instruments estimation techniques have been used, such as remaining interest period, differences between historical contract rates and actual rates, and present value estimates. These methods are subjective in nature and involve several assumptions, such as the estimated period the financial instruments will be held, the timing of future cash flows and the discount rate to be applied. As a result, the approximate fair value presented below may not be indicative of the net realizable value. In addition, the calculation of approximate fair values is based on market conditions at a specific point in time and may not reflect future fair values.

     Approximate fair values among by financial institutions are not comparable due to the wide range of different valuation techniques and the numerous estimates that must be made. This lack of objective valuation method means that approximate fair values are highly subjective. Therefore, readers should exercise caution in using the information disclosed in this note for comparing the consolidated financial position of ABN AMRO with that of other financial institutions.

                                                      DECEMBER 31, 1997           DECEMBER 31, 1996
                                                   ------------------------    ------------------------
                                                   BOOK VALUE    FAIR VALUE    BOOK VALUE    FAIR VALUE
                                                   ----------    ----------    ----------    ----------
                                                     (IN MILLIONS OF NLG)        (IN MILLIONS OF NLG)
Assets (incl. off balance sheet items)
  Cash.........................................       8,408         8,408         3,709         3,709
  Short-dated government paper(1)(2)...........      25,451        25,430         5,998         5,986
  Banks........................................     140,185       140,218       119,278       119,462
  Loans to public sector.......................      14,984        15,691        16,135        17,046
  Loans to private sector -- commercial loans
     and professional securities
     transactions..............................     287,887       290,247       216,504       216,504
  Loans to private sector -- retail............     140,397       141,397        97,036        98,129
  Interest-earning securities(1)(3)............     165,999       169,103       101,940       103,935
  Shares(4)....................................      18,943        18,986         8,795         8,800
  Derivatives..................................      50,386        55,302        32,826        36,089
                                                    -------       -------       -------       -------
                                                    852,640       864,782       602,221       609,660
                                                    =======       =======       =======       =======
Liabilities (incl. off balance sheet items)
  Banks........................................     208,466       208,466       157,587       157,859
  Savings accounts.............................     124,877       125,481        92,994        93,095
  Time deposits................................     106,807       107,786        82,210        82,512
  Other customer accounts......................     165,010       165,366       101,514       101,949
  Debt securities..............................      90,595        91,503        74,413        75,203
  Subordinated debt............................      20,101        21,140        15,309        15,935
  Derivatives..................................      48,513        52,938        27,485        31,721
                                                    -------       -------       -------       -------
                                                    764,369       772,680       551,512       558,274
                                                    =======       =======       =======       =======

---------------

(1) Book values of Short-dated government paper and Interest-earning securities are equal to the amortized costs thereof.

(2) Of which NLG 4,141 million was included in the trading portfolio at December 31, 1997.

(3) Of which NLG 49,471 million was included in the trading portfolio at December 31, 1997.

(4) Of which NLG 6,820 million was included in the trading portfolio at December 31, 1997

43  SHAREHOLDERS' EQUITY AND NET PROFIT UNDER U.S. GAAP

     The consolidated Financial Statements of ABN AMRO are prepared in accordance with accounting principles generally accepted in The Netherlands ("Dutch GAAP") which vary in certain significant respects from those generally accepted in the United States ("U.S. GAAP"). The following is a summary of the adjustments to net profit and shareholders' equity that would have been required if U.S. GAAP had been applied instead of Dutch GAAP in the preparation of the Consolidated Financial Statements.

                 DUTCH GAAP                                         U.S. GAAP
                 ----------                                         ---------
Goodwill and other Acquired Intangibles
Goodwill including other acquired                  Goodwill represents the excess of the
intangibles arising from acquisitions of           purchase price of investments in
subsidiaries and participating interests is        subsidiaries and participating interests
charged against shareholders' equity.              over the estimated market value of net
                                                   assets acquired at acquisition date.
                                                   Goodwill is amortized on a straight-line
                                                   basis over the estimated useful life. In ABN
                                                   AMRO's case, this amortization period does
                                                   not exceed twenty years.
                                                   Other acquired intangibles, such as the
                                                   value of purchased core deposits, are
                                                   amortized over their respective useful
                                                   lives, not exceeding fifteen years.

Fund for General Banking Risks
In addition to specific allowances for loan        The fund for general banking risks is
losses and country risk, Dutch banks               considered to be a general allowance for
maintain a fund for general banking risks.         loan losses. The level of the fund is
This Fund is net of taxes and covers general       adequate for absorbing all inherent losses
risks associated with lending and other            in loans.
banking activities, which may include risk
of loan loss. The level of the fund for
general banking risks is based on
management's evaluation of the risks
involved. The Fund is part of group capital.

Debt Restructuring
Assets, including debt instruments, acquired       Assets, including debt instruments, acquired
as part of a debt restructuring, such as           as part of a debt restructuring, such as
Brady bonds, are recorded at net book value        Brady bonds, are recorded at estimated
(after deduction of specific allowances) of        market value at the date of the
the disposed debt.                                 restructuring. Differences between book
                                                   value and market value are recorded as a
                                                   charge-off or recovery on the restructured
                                                   loan.

Investment Portfolio Securities
Bonds and similar debt securities included         All bonds and similar debt securities
in the investment portfolios (other than           included in the investment portfolio are
securities on which a large part or all of         classified as "available for sale". SFAS 115
the interest is settled on redemption) are         requires that investment securities
stated at redemption value less any                available for sale, which are those
diminution in value deemed necessary.              securities that may be sold prior to
Premiums and discounts at acquisition,             maturity as part of asset/liability
accounted for as deferred items, are               management or in response to other factors,
amortized and reported as interest over the        are stated at market value with unrealized
term of the debt securities. Net capital           gains and losses together with gains and
gains realized prior to maturity date in           losses on designated derivatives reported in
connection with replacement operations are         a separate component of shareholders'
recognized as interest over the term of the        equity, net of taxes. Realized gains and
investment portfolio.                              losses are recognized into income on trade
                                                   date.
Shares held in the investment portfolio are
stated at market value. Movements in value,
net of tax, are taken to a separate
revaluation reserve. If the revaluation
reserve is insufficient to absorb a decline
in value, this amount will be charged to the
income statement as value adjustments to
financial fixed assets.

                 DUTCH GAAP                                         U.S. GAAP
                 ----------                                         ---------
Property
Bank premises, including land, are stated at       Bank premises are stated at cost and fully
current value based on replacement cost and        depreciated on a straight-line basis over
fully depreciated on a straight-line basis         their useful lives.
over their useful lives with a maximum of
fifty years. Value adjustments, net of tax,
are credited or charged to a separate
revaluation reserve.

Pension Costs
Pensions have been established in accordance       SFAS 87 prescribes actuarial computations
with the regulations of the countries in           based on current and future compensation
question.                                          levels taking into account the market value
Cost of the plans is accounted for using           of the assets of the pension funds and
actuarial computations of current salary,          current interest rates. ABN AMRO adopted
taking into account the return achieved by         SFAS 87 as of January 1, 1994.
the pension funds in excess of the actuarial
interest rate.

Post-Retirement Benefits
The expected costs of post-retirement              SFAS 106 requires accrual of the expected
benefits are only provided for upon                cost of providing post retirement health
retirement. The calculations are based on          care benefits to an employee and the
actuarial computations.                            employee's beneficiaries and covered
                                                   dependents, during the year that an employee
                                                   renders services.

Post-Employment Benefits
Post-employment benefits are those benefits        Under SFAS 112 all contractual benefits
provided to former or inactive employees,          after employment but before retirement are
their beneficiaries and covered dependents         recognized when the employer's services have
after employment but before retirement. The        been rendered, the rights vest and the
cost of these benefits are provided for            obligation is probable and quantifiable.
early-retirement (VUT) and
disability-related benefits upon termination
of services. Incentivized, other early leave
arrangements are accounted for on a pay-as-
you-go basis.

Derivatives Entered into on Behalf of
  Customers
Derivatives entered into on behalf of              U.S. GAAP requires that derivatives that are
customers that are directly hedged by an           not hedges of existing assets, liabilities
offsetting derivative are recorded on an           or firm commitments be carried at fair value
accrual basis whereby changes in the fair          with changes in fair value included in
value of the positions are not recorded but        income as they occur.
periodic cash flows are included in earnings
as earned.

Deferred Tax
Deferred tax liabilities are determined on         Under SFAS 109 both deferred tax assets and
the basis of present value. Deferred tax           liabilities are established on a
assets whose realization is dependent on           non-discounted basis for all temporary
taxable income of future years are not             differences, using enacted tax rates.
recognized.                                        Deferred tax assets, of which realization is
                                                   dependent on taxable income of future years,
                                                   are assessed as to likely realization and a
                                                   valuation allowance provided, if necessary.

                 DUTCH GAAP                                         U.S. GAAP
                 ----------                                         ---------

Dividend Payable
Shareholders' equity is reported after             Dividends are reported as a part of
profit appropriation. Dividends proposed by        shareholders' equity until paid or approved
the Managing and Supervisory Boards are            by the General Shareholders' Meeting.
reported as a current liability.

Future Developments

     In December 1996, SFAS 127 was issued, which deferred the effective date of certain provisions of SFAS 125 "Accounting for transfers and servicing of financial assets and extinguishments of liabilities". SFAS 127 will be effective for calendar year 1998. ABN AMRO believes that the adoption of SFAS 127 will not have a material impact on its earnings, liquidity or capital resources.

     Furthermore, ABN AMRO is currently reviewing how it will disclose SFAS 130 "Comprehensive income", which will be effective for the calendar year 1998. ABN AMRO believes that the adoption of SFAS 130 will not affect its earnings, liquidity or capital resources.

     SFAS 131 "Disclosures about segments of an enterprise and related information" prescribes reporting of financial and descriptive information about operating segments to be based on a "management approach". This statement will be effective for the calendar year 1998. ABN AMRO believes that the adoption of SFAS 131 will not have a material effect on the presentation in the financial statements.

RECONCILIATION

     The following table summarizes the significant adjustments to ABN AMRO's consolidated shareholders' equity and net profit which would result from the application of U.S. GAAP.

                                                       SHAREHOLDERS' EQUITY        NET EARNINGS
                                                       ---------------------   ---------------------
                                                         1997       1996(1)    1997    1996    1995
                                                       ---------   ---------   -----   -----   -----
                                                          (IN MILLIONS OF NLG EXCEPT SHARE DATA)
Shareholders' equity / net profit under Dutch
  GAAP..............................................    25,845      24,976     3,853   3,303   2,616
Goodwill............................................     5,637       2,712      (427)   (287)   (233)
Provision for general contingencies.................                                     101     328
Debt restructuring..................................        (7)       (170)
Investment portfolio securities.....................     3,721       2,584       335     449     182
Property............................................      (489)       (552)       32      25      39
Pension costs.......................................       (43)         43       (86)    (48)    (29)
Post-retirement benefits............................       (76)        (45)      (31)     (3)    (15)
Post-employment benefits............................      (114)       (142)       28      51     (51)
Provisions..........................................       641         634       (31)    234     309
Derivatives.........................................       588         597       (11)    110     120
Taxes...............................................    (1,546)     (1,087)     (106)   (305)   (352)
Deferred tax liabilities............................      (155)        (69)      (86)    (25)     27
Dividends...........................................       557         509
Adjustments for sale of MeesPierson.................                    16
                                                        ------      ------     -----   -----   -----
Shareholders' equity and net profit under U.S.
  GAAP..............................................    34,559      30,006     3,470   3,605   2,941
Shareholders' equity per share under U.S. GAAP......     23.20       20.48
Basic earnings per share under U.S. GAAP............                            2.37    2.54    2.19
Diluted earnings per share under U.S. GAAP..........                            2.35    2.52    2.11

---------------

(footnote on following page)

(1) The adjustments to shareholders' equity at December 31, 1996 which relate to MeesPierson are presented in a separate line, except for pension and post-retirement benefits. The effect on shareholders' equity at December 31, 1996 is neutral.

NOTES TO THE ADJUSTMENTS TO CONSOLIDATED NET PROFIT AND SHAREHOLDERS' EQUITY

  (a)  Goodwill

     The gross amount of goodwill and other acquired intangibles before amortization amounts to NLG 6,966 million. If facts and circumstances indicate that unamortized goodwill and other acquired intangibles may be impaired, a review is made to determine what amount, if any, is recoverable. If this review indicates that goodwill will not be recoverable, as determined based on the estimated undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows.

     The following acquisitions were made in 1997, 1996 and 1995 and were accounted for using the purchase method.

                                                                      TOTAL
       ACQUIRED COMPANIES           % ACQUIRED    CONSIDERATION     ASSETS(1)      ACQUISITION DATE
       ------------------           ----------    -------------    -----------    -------------------
                                     (IN MILLIONS OF NLG EXCEPT PERCENTAGES)
1997:
Standard Federal Corporation....        100           3,300          30,536       January 1, 1997
Chicago Corporation.............        100             240           1,131       January 1, 1997
Bankers Leasing Association.....        100             182             495       November 30, 1997
Lloyds NZA......................        100             142           1,644       January 1, 1997
HG Asia Ltd.(2).................         10             139              --       April 1, 1997
Asia Securities Trading(3)......       35.5             108              --       June 30, 1997
Banque Demachy Worms............       80.1              76           2,109       June 30, 1997
Banque du Phenix................        100              67             885       June 30, 1997
1996:
Comerica Bank Illinois..........        100             314           2,106       August 1, 1996
Columbia National Bank..........        100             244           1,391       November 1, 1996
Magyar Hitel Bank...............       94.9             166           2,850       December 18, 1996
American Equipment Leasing......        100              78             330       January 2, 1996
Causeway Group Ltd..............        100              56              21       September 23, 1996
CIMO(4).........................         29              32              --       July 26, 1996
Banco Fonder(5).................         50              31              12       April 1, 1996
Carrington Pembroke Ltd.........        100              29               6       September 30, 1996
1995:
Alfred Berg (Holding) A/B(6)....        100             340           1,318       April 12, 1995
HG Asia Ltd.(2).................       35.5             322             534       April 11, 1995
HG Asia Ltd.(2).................          5                                       July 15, 1995
ABN Bank S.A.(7)................         47              20             222       Various dates
ABN AMRO Bank (Chile) S.A.(8)...         50              32             255       February 10, 1995

---------------

(1) Effect of total assets acquired on the Consolidated Balance Sheet.

(2) The bank acquired a 10% interest in 1997 in addition to the 60.5% interest acquired in 1994 and 1995. At December 31, 1997 in total NLG 279 million remains to be paid.

(3) This is a purchase of minority interest of 35.5%

(4) A buyout of minority shareholders to raise the total percentage to 80%.

                                          (footnotes continue on following page)

(5) This purchase increases the total percentage to 100%. The first 50% was acquired in 1995 through the acquisition of Alfred Berg.

(6) A total amount of NLG 274 million will be paid from 1996 through 1998 and has been accrued at December 31, 1995. At December 31, 1997, NLG 51 million remains to be paid.

(7) A buyout of minority shareholders to raise the total percentage held at December 31, 1995 to 97%.

(8) The purchase of the remaining 50% interest to raise the total percentage held at December 31, 1995 to 100%.

  (b) Provision for general contingencies

     In the reconciliation, the provision for general contingencies is reversed except for a part which based on management's evaluation is necessary to maintain for U.S. GAAP purposes an overall adequate level of the allowance for loan losses, including inherent losses in the loan portfolio.

  (c) Investment Portfolio Securities

     The reconciliation item consists of the difference between the amortized cost and the fair market value of interest-earning securities included in the investment portfolio of NLG 3,053 million (1996: NLG (2,031) million), after adjusting for NLG 668 million (1996: NLG 553 million) of unrecognized gains on sales of investment portfolio securities and related swap transactions.

     In the income statement, the differences consist in the applicable year of realized gains minus the amortization under Dutch GAAP.

     Realized gains and losses from sales of securities in the investment portfolio are computed using the specific identification method. Gross realized gains on sales of interest-earning securities in the investment portfolio in 1995 were calculated at NLG 532 million and gross realized losses from such sales in 1995 were calculated at NLG 270 million. Gross realized gains on sales of interest-earning securities in the investment portfolio in 1996 were calculated at NLG 832 million and gross realized losses from such sales in 1996 were calculated at NLG 231 million. Gross realized gains on sales of interest-earning securities in the investment portfolio in 1997 were calculated at NLG 799 million and gross realized losses from such sales in 1996 were calculated at NLG 222 million.

  (d) Pension Costs

     Personnel employed in The Netherlands are entitled to pension benefits which, unless otherwise waived, supplement State-provided social security benefits. The benefits of the plans are based primarily on years of service and a final pay formula. Benefits for retired employees or their beneficiaries are subject to a yearly adjustment based on the increase of compensation according to the Collective Bargaining Agreement.

     Most of the plans are administered by separate pension funds or third parties/life insurance companies. The funding policy of the plans is consistent with the requirements in The Netherlands.

     The retirement plan in the United States is a noncontributory defined benefit plan covering substantially all employees. Benefits for retired employees or their beneficiaries of the plans are based primarily on years of service and on the employee's highest average base compensation for the five consecutive years of employment in the 10 years preceding retirement/termination.

     SFAS 87 was adopted effective January 1, 1994, as it was not feasible to apply it as of January 1, 1987, the date specified in the standard. In the reconciliation NLG 48 million of the transition asset was recorded directly to shareholders' equity at January 1, 1994; the remaining transition asset will be amortized over an eight-year period.

     Assumptions used in the pension computation as at December 31, were:

                                                                1997    1996    1995
                                                                ----    ----    ----
                                                                  (IN PERCENTAGES)
Average discount rate
  The Netherlands...........................................     6.5     7.0     7.0
  Foreign countries.........................................     7.5     7.5     8.2
Average compensation increase
  The Netherlands...........................................     3.0     3.0     3.0
  Foreign countries.........................................     6.0     5.5     5.3
Average expected rate of return on assets
  The Netherlands...........................................     7.5     7.5     7.5
  Foreign countries.........................................     8.5     8.0     7.7

     In accordance with SFAS 87, the excess of plan assets over projected benefit obligation, as of January 1, 1994, the transition date, is recognized as a part of periodic pension costs on a prospective basis. The following table presents the components of the net periodic pension costs:

                                                                1997    1996    1995
                                                                ----    ----    ----
                                                                (IN MILLIONS OF NLG)
NET PERIODIC PENSION COSTS
Service cost................................................     375     444     376
Interest cost...............................................     632     606     570
Expected return on plan assets..............................    (757)   (702)   (601)
Net amortization and deferral...............................      (4)     (3)     (6)
                                                                ----    ----    ----
Net periodic pension costs under U.S. GAAP..................     246     345     339
Net periodic pension costs under Dutch GAAP.................     160     297     310
                                                                ----    ----    ----
Additional pension costs....................................      86      48      29
                                                                ====    ====    ====

     The following table presents the components of the estimated funded status of the plans under SFAS 87.

                                                                  1997        1996
                                                                --------    --------
                                                                (IN MILLIONS OF NLG)
FUNDED STATUS
Accumulated benefit obligation
  vested....................................................      9,431       7,876
  unvested..................................................        350         317
                                                                 ------      ------
Total accumulated benefit obligation........................      9,781       8,193
Projected benefit obligation................................     10,297       8,652
Plan assets at market value.................................     11,863       9,419
                                                                 ------      ------
Benefit obligation in excess of (less than) plan assets.....     (1,566)       (767)
Unrecognized prior service cost.............................        (11)        (12)
Unrecognized net gain (loss)................................      1,586         694
Unamortized net transition obligation (asset)...............        (20)        (40)
                                                                 ------      ------
Accrued (prepaid) pension costs under U.S. GAAP.............        (11)       (125)

  (e) Post-Retirement Benefits

     ABN AMRO provides certain health care benefits for eligible retirees. SFAS 106 was adopted as at January 1, 1994. In accordance with SFAS 106, the transition liability for accumulated post-retirement benefits as at January 1, 1994, the transition date, is recognized as a part of periodic post-retirement benefit costs on a prospective basis and amortized over a 20-year period.

     Assumptions used in the computation of the post-retirement obligations as at December 31 were:

                                                                1997    1996    1995
                                                                ----    ----    ----
                                                                  (IN PERCENTAGES)
Average discount rate
  The Netherlands...........................................    6.5     7.0     7.0
  Foreign countries.........................................    7.5     7.5     8.0
Average health care cost trend rate
  The Netherlands...........................................    3.0     3.0     3.0
  Foreign countries.........................................    7.0     7.0     7.0

     The following table presents the components of net periodic post-retirement benefit cost.

                                                              1997     1996     1995
                                                              -----    -----    -----
                                                               (IN MILLIONS OF NLG)
NET PERIODIC POST-RETIREMENT BENEFIT COST
Service cost..............................................       12       10        8
Interest cost.............................................       29       25       22
Net amortization and deferral.............................        7        9       11
                                                              -----    -----    -----
Net periodic cost under U.S. GAAP.........................       48       44       41
Net periodic cost under Dutch GAAP........................       17       41       26
                                                              -----    -----    -----
Additional net periodic post-retirement benefit cost......       31        3       15
                                                              =====    =====    =====

     The following table presents the components of the accumulated postretirement benefit obligation under SFAS 106.

                                                                 1997          1996
                                                                -------       -------
                                                                (IN MILLIONS OF NLG)
ACCUMULATED POST-RETIREMENT BENEFIT OBLIGATION
Accumulated post-retirement benefit obligation (unfunded)...      444           357
Unrecognized net (gain) or loss.............................      (24)           11
Unamortized net transition obligation.......................     (128)         (154)
                                                                 ----          ----
Accrued post-retirement benefit cost under U.S. GAAP........      292           214
                                                                 ====          ====

     The effect of a 1% change in the assumed health care cost trend rate would change the accumulated post-retirement benefit obligation by approximately NLG 64 million as of December 31, 1997 and would change the net periodic postretirement benefit cost by NLG 7 million for fiscal 1997.

  (f) Contingencies

     U.S. GAAP does not permit provisions for contingencies, which are permitted under Dutch GAAP. Accordingly, the 1997, 1996 and 1995 provisions of NLG 175 million, NLG 230 million and NLG 60 million, respectively, for the adaptation of computer systems for the introduction of the Euro and for the year 2000, the release in 1997 of NLG 166 million and the 1996 and 1995 provisions of NLG 24 million and NLG 85 million, respectively, for the potential devaluation of the Brazilian real, the release in 1997 (NLG 40 million) and the 1996 and 1995 provisions for litigation of NLG 65 million and NLG 85 million, respectively, and the 1995 provision for the one-time assessment on deposits insured by the Savings Association Insurance Fund ($50 million; released in 1996), are not permitted under U.S. GAAP and have been reversed in the U.S. GAAP reconciliation.

  (g) Deferred Tax

     In accordance with SFAS 109, the components of the net U.S. GAAP deferred tax liability are as follows:

                                                                 1997         1996
                                                                -------      -------
                                                                (IN MILLIONS OF NLG)
Deferred tax liabilities
  Investment securities.....................................     1,214          728
  Property..................................................       435          386
  Post-employment benefits..................................       314          330
  Derivatives...............................................       381          209
  Leasing and other financing constructions.................       405          325
  Other.....................................................       759          636
                                                                 -----        -----
Total deferred tax liabilities..............................     3,508        2,614
  Deferred tax assets
  General allowance for loan losses(1)......................     1,337        1,076
  Specific allowances for loan losses.......................       202           --
  Derivatives...............................................        52           --
  Other.....................................................       358          123
  Tax losses foreign entities...............................       476          512
                                                                 -----        -----
Total deferred tax assets before valuation allowance........     2,425        1,711
Less: valuation allowance...................................       368          405
                                                                 -----        -----
Deferred tax assets less valuation allowance................     2,057        1,306
                                                                 -----        -----
Total net deferred tax liability (asset) under U.S.
  GAAP(2)...................................................     1,451        1,308
                                                                 =====        =====

---------------

(1) This amount represents the tax effect of the gross up of the Fund for general banking risks which is considered to be a general allowance for loan losses for U.S. GAAP purposes.

(2) Of which NLG 364 million (1996: NLG 80 million) is a consequence of differences between Dutch GAAP and U.S. GAAP.

     ABN AMRO considers a significant portion of its approximately NLG 5.6 billion in distributable invested capital to be permanently invested. If such capital were distributed no foreign taxes would be required to be paid on such earnings. The estimated impact of foreign withholding tax is NLG 150 million.

  (h)  Impairment of loans

     SFAS 114 requires loans to be measured for impairment when it is probable that principal and/or interest will not be collected in accordance with the contractual terms of the loan agreement. Total impaired loans of ABN AMRO are those reported as doubtful loans and amounted to NLG 11,035 million at December 31, 1997 (1996: NLG 9,887 million). Total impaired loans averaged NLG 10,461 million and NLG 10,496 million during 1996 and 1997, respectively. Of the total doubtful loans of NLG 11,035 million at December 31, 1997, NLG 9,351 million (1996: NLG 7,619 million) have aggregate specific allowances for loan losses of NLG 6,377 million (1996: NLG 5,293 million) and NLG 1,684 million (1996: NLG 2,268 million) have no specific allowances for loan losses. Doubtful loans included accruing loans (loans on which ABN AMRO continues to charge interest which is included in interest revenue) of NLG 5,207 million at December 31, 1997 (1996: NLG 4,229 million). Having compared the value of the impaired loans calculated in accordance with SFAS 114 with the carrying value under Dutch GAAP, no adjustments were required. Net interest revenue recognized in 1997 on impaired loans amounted to NLG 338 million (1996: NLG 264 million), and interest revenue not recognized in 1997 on impaired loans amounted to NLG 386 million (1996: NLG 457 million).

  (i)  Derivatives

     Derivative transactions conducted on behalf of clients and held to maturity are accounted for on an accrual basis. Under U.S. GAAP, these transactions are considered trading. These transactions as well as derivatives which are used to manage the overall structural interest rate exposure and which are not designated to specific assets and liabilities should be valued on a mark-to-market basis under U.S. GAAP.

  (j) Accounting for Stock-Based Compensation

     Effective January 1, 1996, ABN AMRO adopted SFAS 123, "Accounting for Stock-Based Compensation," (SFAS 123). SFAS 123 establishes financial accounting and reporting standards for stock-based compensation plans. ABN AMRO elected to continue accounting for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion No. 25, as SFAS 123 permits. The application of SFAS 123 did not have a material impact on ABN AMRO's pro forma net profit, net profit per Ordinary Share or shareholders' equity.

  (k)Consolidated Balance Sheet and Income Statement Adjusted for U.S. GAAP

             CONSOLIDATED BALANCE SHEET BEFORE PROFIT APPROPRIATION
                  INCLUDING SIGNIFICANT U.S. GAAP ADJUSTMENTS

                                                                  1997        1996
                                                                --------    --------
                                                                (IN MILLIONS OF NLG)
ASSETS
Cash........................................................      8,408       3,709
Short-dated government paper................................     25,451       5,998
Banks.......................................................    140,185     120,278
Professional securities transactions........................     69,131      17,731
Loans.......................................................    380,671     319,272
Less: Allowance for credit losses...........................    (10,444)     (8,479)
                                                                -------     -------
Net Loans...................................................    370,227     310,793
Interest-bearing securities.................................    168,340     103,275
Shares......................................................     18,943       8,795
Participating interests.....................................      2,123       1,664
Property and equipment......................................      8,036       6,504
Goodwill....................................................      5,637       2,712
Other assets................................................     47,784      31,612
Prepayments and accrued interest............................     17,138      12,760
                                                                -------     -------
                                                                881,403     625,831
LIABILITIES
Banks.......................................................    208,466     157,587
Professional securities transactions........................     58,595      13,486
Total customer accounts.....................................    338,099     263,232
Debt securities.............................................     90,595      74,413
Other liabilities...........................................     95,810      48,638
Accruals and deferred income................................     17,232      11,331
Provisions..................................................     13,419       9,724
                                                                -------     -------
                                                                822,216     578,411
Subordinated debt...........................................     20,101      15,309
Minority interests..........................................      4,527       2,105
Shareholders' equity........................................     34,559      30,006
                                                                -------     -------
Total liabilities and shareholders' equity..................    881,403     625,831
                                                                =======     =======

   CONSOLIDATED INCOME STATEMENT INCLUDING SIGNIFICANT U.S. GAAP ADJUSTMENTS.

                                                            1997      1996      1995
                                                           ------    ------    ------
                                                              (IN MILLIONS OF NLG)
REVENUE
Interest revenue.......................................    45,585    38,427    36,221
Interest expense.......................................    31,956    27,053    26,064
                                                           ------    ------    ------
Net interest revenue...................................    13,629    11,374    10,157
Provision for loan losses..............................     1,600     1,299     1,072
                                                           ------    ------    ------
Net interest revenue after provision for loan losses...    12,029    10,075     9,085
Revenue from securities and participating interests....       630       256       197
Commission revenue.....................................     7,018     5,437     4,519
Commission expense.....................................       746       481       335
                                                           ------    ------    ------
Net commissions........................................     6,272     4,956     4,184
Results from financial transactions....................     2,259     2,016     1,403
Net gains from available for sales securities..........       577       601       262
Other revenue..........................................       559       471       389
                                                           ------    ------    ------
Total non interest revenue.............................    10,297     8,300     6,435
Total revenue..........................................    22,326    18,375    15,520
EXPENSES
Staff costs............................................     8,742     7,140     6,289
Other administrative expenses..........................     6,436     4,585     3,690
                                                           ------    ------    ------
Administrative expenses................................    15,178    11,725     9,979
Depreciation...........................................     1,162       969       788
Amortization of goodwill...............................       427       287       233
                                                           ------    ------    ------
OPERATING EXPENSES.....................................    16,767    12,981    11,000
Value adjustments to financial fixed assets............       (36)      (31)       29
                                                           ------    ------    ------
Total expenses.........................................    16,731    12,950    11,029
Operating profit before taxes..........................     5,595     5,425     4,449
Taxes..................................................     1,853     1,679     1,449
                                                           ------    ------    ------
Group profit after taxes...............................     3,742     3,746     3,042
Minority interests.....................................       272       141       101
                                                           ------    ------    ------
Net profit.............................................     3,470     3,605     2,941
                                                           ======    ======    ======

  (l) Earnings per Share under U.S. GAAP

     Effective December 31, 1997 ABN AMRO adopted SFAS 128, Earnings per Share, which establishes new standards for computing and presenting earnings per share
(EPS).

     Basic EPS is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding. Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares that were outstanding during the period.

     The computation of basic and diluted EPS for the years ended December 31 are presented in the following table.

                                                           1997       1996       1995
                                                          -------    -------    -------
                                                              (IN MILLIONS OF NLG,
                                                             EXCEPT PER SHARE DATA)
Net profit............................................      3,470      3,605      2,941
Dividends on Preference Shares........................        180        187        248
                                                          -------    -------    -------
Net profit applicable to Ordinary Shares..............      3,290      3,418      2,693
Dividends on Convertible Preference Shares............          8         15         76
                                                          -------    -------    -------
Net profit adjusted for diluted computation...........      3,298      3,433      2,769
Weighted-Average Ordinary Shares Outstanding..........    1,388.7    1,346.3    1,232.5
Dilutive Effect of Staff Options......................        3.6        1.6        2.9
Convertible Preference Shares.........................        8.3       16.2       80.0
                                                          -------    -------    -------
Adjusted for Diluted Computation......................    1,400.6    1,364.1    1,315.4
Basic Earnings Per Share..............................       2.37       2.54       2.19
Diluted Earnings Per Share............................       2.35       2.52       2.11

44  PARENT COMPANY ACCOUNTS (ABN AMRO HOLDING N.V.)

 COMPANY BALANCE SHEET AT DECEMBER 31, 1997 AND 1996 AFTER PROFIT APPROPRIATION

                                                                 1997         1996
                                                                -------      -------
                                                                (IN MILLIONS OF NLG)
ASSETS
Banks(a)....................................................     2,547        3,405
Interest-earning securities(b)..............................        --           60
Participating interests in group companies(c)...............    25,022       24,369
Other assets(d).............................................       831          128
Prepayments and accrued income(e)...........................       140          134
                                                                ------       ------
                                                                28,540       28,096
LIABILITIES
Banks(a)....................................................       307          687
Deposits and other customer accounts........................        --           60
Other liabilities(d)........................................       567          521
Accruals and deferred income(e).............................       116          187
                                                                ------       ------
                                                                   990        1,455
Subordinated debt...........................................     1,705        1,665
Share capital(f)............................................     3,586        3,548
Share premium account.......................................     5,336        5,295
Revaluation reserves........................................       637          664
Reserves prescribed by law and articles of association......       499          449
Other reserves..............................................    15,787       15,020
Shareholders' equity........................................    25,845       24,976
                                                                ------       ------
Parent Company capital......................................    27,550       26,641
                                                                ------       ------
                                                                28,540       28,096
                                                                ======       ======

                        PARENT COMPANY INCOME STATEMENT

                                                              1997     1996     1995
                                                              -----    -----    -----
                                                               (IN MILLIONS OF NLG)
Profits of participating interests after taxes............    3,836    3,282    2,560
Other profit after taxes..................................       17       21       56
                                                              -----    -----    -----
Net profit................................................    3,853    3,303    2,616
                                                              =====    =====    =====

     Drawn up in accordance with section 2:402 of The Netherlands Civil Code.

     Letters stated against items refer to the notes.

NOTES TO THE PARENT COMPANY BALANCE SHEET AND INCOME STATEMENT

  (a) Banks

     This item includes call loans to and other interbank relations with group companies. An amount of NLG 1,497 million (1996: NLG 1,395 million) of this exposure is subordinated. An amount of NLG 550 million is due for redemption in 1998, an amount of NLG 1,497 in 2001 and NLG 500 million in 2002.

  (b) Interest-earning securities

The amount included in this item represents securitized receivables, such as commercial paper.

  (c) Participating interests in group companies

     Dividends to be paid by ABN AMRO Bank N.V. to ABN AMRO Holding N.V. amount to NLG 831 million (1996: NLG 128 million). Dividends received by ABN AMRO Bank N.V. from banking subsidiaries amount to NLG 817 million (1996: NLG 363 million).

                                                            1997      1996      1995
                                                           ------    ------    ------
                                                              (IN MILLIONS OF NLG)
Development in Participating interests in group
  companies:
Opening Balance........................................    24,369    19,533    18,059
Provision for general contingencies....................               2,015
Movements (net)........................................       653     2,821     1,474
                                                           ------    ------    ------
Closing Balance........................................    25,022    24,369    19,533
                                                           ======    ======    ======

  (d) Other assets and other liabilities

     These items include those amounts which are not of an accrued or deferred nature or which cannot be classified with any other balance sheet item. This concerns, for example, taxes receivable or payable and dividends.

  (e) Prepayments and accrued income and accruals and deferred income

     These items include revenue and expense recognized in the period under review but whose actual receipt or payment falls in a different period, as well as the total net difference between contract rates and spot rates on foreign exchange hedging operations.

  (f) Share capital and reserves

     For details refer to note 16 to the Consolidated Balance Sheet and Income Statement.

  (g) Guarantees

     ABN AMRO Holding N.V. guarantees all liabilities of ABN AMRO Bank N.V.

45  MAJOR SUBSIDIARIES AND PARTICIPATING INTERESTS

     (unless otherwise stated, ABN AMRO interest is 100% or almost 100%)

ABN AMRO BANK N.V., AMSTERDAM

The Netherlands
ABN AMRO Lease Holding N.V., Almere
ABN AMRO Levensverzekeringen N.V., Rotterdam
ABN AMRO Onroerend Goed Holding B.V., Amsterdam
ABN AMRO Participaties Holding B.V., Amsterdam
ABN AMRO Projectontwikkeling B.V., Amsterdam
ABN AMRO Schadeverzekeringen N.V., Zwolle
ABN AMRO Trustcompany (Nederland) B.V., Amsterdam
ABN AMRO Verzekeringen B.V., Zwolle
AA Interfinance B.V., Amsterdam
ABN AMRO Introductie Fonds B.V., Amsterdam
F. Berger & Co B.V., Amsterdam
CMV-Bank N.V., Amersfoort (67%)
Consultas N.V., Zwolle
Hollandsche Bank-Unie N.V., Rotterdam
IFN Group B.V., Rotterdam
Nachenius, Tjeenk & Co. N.V., Amsterdam
Rijnlandse Disconto Bank C.V., Utrecht

ABROAD

Europe
ABN AMRO Asset Management Ltd., London
ABN AMRO Asset Management (Fixed Income) Ltd., London
ABN AMRO Bank a.o., Moscow
ABN AMRO Bank (Deutschland) A.G., Cologne
ABN AMRO Bank (Gibraltar) Ltd., Gibraltar
ABN AMRO Bank (Luxembourg) S.A., Luxembourg
ABN AMRO Bank (Osterreich) A.G., Vienna
ABN AMRO Bank (Polska) S.A., Warsaw
ABN AMRO Bank (Romania) S.A., Bucharest
ABN AMRO Bank (Schweiz) A.G., Zurich
ABN AMRO Corporate Finance Ltd., London
ABN AMRO Development Capital (UK) Ltd, London
ABN AMRO Equities (Hungary) Rt., Budapest
ABN AMRO Equities (Spain) S.A. Sociedad de Valores y Bolsa,
  Madrid
ABN AMRO Equities (UK), London
ABN AMRO France S.A., Paris (88%)
  ABN AMRO Fixed Income (France) S.A., Paris
  ABN AMRO Securities (France) S.A., Paris
  Banque Demachy, Paris (80%)
  Banque de Neuflize, Schlumberger, Mallet S.A., Paris

  Banque Odier Bungener Courvoisier, Paris
  Banque du Phenix, Paris
ABN AMRO International Financial Services Company, Dublin
ABN AMRO Investment Management S.A., Luxembourg
ABN AMRO Leasing (Hellas) S.A., Athens
ABN AMRO (Magyar) Bank Rt., Budapest (95%)
ABN AMRO Securities (Greece) Ltd., Athens (70%)
ABN AMRO Securities (Italy) SIM SpA, Milan
ABN AMRO Securities (Polska) S.A., Warsaw
ABN AMRO Securities (Romania) S.A., Bucharest
ABN AMRO Stockbrokers (Ireland) Ltd., Dublin
ABN AMRO Trust Compagnie (Jersey) Ltd., St.Helier
ABN AMRO Trust Compagnie (Luxembourg) S.A., Luxembourg
ABN AMRO Trust Compagnie (Suisse) S.A., Geneva
ABN AMRO Transferator AB, Stockholm
ABN AMRO Yatyrym Menkul Degerter A.S., Istanbul
Alfred Berg Holding A/B, Stockholm
Antonveneta ABN AMRO Bank SpA (50%), Milan
CM Capital Markets Brokerage S.A., Madrid (45%)

Africa
ABN AMRO Bank (Maroc) S.A., Casablanca (99%)
ABN AMRO Securities (Morocco) S.A., Casablanca

Middle East
Saudi Hollandi Bank, Riyadh (40%)

Rest of Asia
ABN AMRO Asia Ltd, Hong Kong (70%)
ABN AMRO (Asia) Ltd., Singapore
ABN AMRO Asset Management (Far East) Ltd., Hong Kong
ABN AMRO Bank Berhad, Kuala Lumpur
ABN AMRO Bank (Kazakstan) Ltd., Almaty (51%)
ABN AMRO Bank N.B., Uzbekistan A.O., Tashkent (50%)
ABN AMRO Securities (Far East) Ltd., Hong Kong
ABN AMRO Securities (Japan) Ltd., Tokyo
PT ABN AMRO Finance Indonesia, Jakarta (70%)

Australia
ABN AMRO Australia Ltd., Sydney
ABN AMRO Capital Markets (Australia) Ltd., Sydney

North America
ABN AMRO Bank Canada, Toronto
ABN AMRO North America Inc., Chicago (holding company,
  voting right 100%, equity interest 47%)
     LaSalle Bank FSB, Chicago
     LaSalle Bank NI, Chicago
     LaSalle National Bank, Chicago
     LaSalle National Corporation, Chicago

     Standard Federal Bancorporation, Troy
ABN AMRO Incorporated, Chicago
European American Bank Inc., New York (voting right 100%, equity interest 62%)

South and Central America
ABN AMRO Bank Asset Management (Curacao) N.V., Willemstad
ABN AMRO Bank (Chile) SA, Santiago de Chile
ABN AMRO Bank (Mexico) S.A., Mexico City
ABN AMRO Securities (Argentina) Sociedad de Bolsa S.A.,
  Buenos Aires
ABN AMRO Trustcompany (Curacao) N.V., Willemstad
Banco ABN AMRO SA, Sao Paulo
De Surinaamsche Bank N.V., Paramaribo (49%)

MINORITY INTERESTS
(ABN AMRO interest generally is 20% or less)
Alpinvest Holding N.V., Naarden (25%)
Nederlandse Participatie Maatschappij N.V., Amsterdam
Pacific Investment Holding N.V., Amsterdam (22%)
Nederlandse Financierings-Maatschappij voor
  Ontwikkelingslanden N.V., The Hague
Kredietbank Luxembourgeoise, Luxembourg

     For the investments of ABN AMRO Lease Holding N.V., the reader is referred to the separate annual report published by this company.

     The list of participating interests for which statements of liability have been issued has been filed at the Amsterdam Chamber of Commerce.

BRANCHES OF ABN AMRO BANK N.V.

     ABN AMRO Bank N.V. operates branches in The Netherlands and the following countries:

Europe

     Belgium, the Channel Islands, the Czech Republic, Denmark, Finland, France, Greece, Hungary, Ireland, Italy, Monaco, Poland, Portugal, Romania, Russia, Spain, Sweden, Turkey, the United Kingdom

North America

     Canada, United States of America, Mexico

Middle East, Far East, Africa and Australia

     Bahrain, Hong Kong, India, Indonesia, Japan, Kazakstan, Kenya, Korea, Lebanon, Malaysia, Myanmar, Pakistan, People's Republic of China, Philippines, Singapore, Sri Lanka, Taiwan, Thailand, United Arab Emirates, Uzbekistan, Vietnam

South and Central America

     Argentina, Aruba, Colombia, Ecuador, Netherlands Antilles, Panama, Paraguay, Suriname, Uruguay, Venezuela

46  POST-BALANCE SHEET EVENTS

     ABN AMRO and Bank of Asia of Bangkok, Thailand ("Bank of Asia"), have agreed that ABN AMRO will acquire a (75%) interest in Bank of Asia. The consummation of the transaction is subject to the completion of a due diligence examination of the Bank of Asia, and approval of the shareholders of Bank of

Asia as well as the supervisory and regulatory authorities in Thailand and The Netherlands. The definitive price will not be established until 2000, and will be based on the net asset value of Bank of Asia at year-end 1999. An initial payment of NLG 380 million will be made on closing. At December 31, 1997, Bank of Asia has total assets of approximately NLG 8 billion and a staff of 2,300.

47 STIPULATIONS OF THE ARTICLES OF ASSOCIATION WITH RESPECT TO PROFIT APPROPRIATION

     Profit is appropriated in accordance with article 38 of the Articles of Association. The main stipulations with respect to classes and series of shares currently in issue are as follows:

          1. The holder of the Priority Share will be paid a dividend of NLG 0.30, representing 6% of the face value (article 38.2.a.).

          2. The holders of Preference Shares will receive a dividend of NLG
     0.475 per share, representing 9.5% of the face value. As of January 1, 2001, and every ten years thereafter, the dividend will be adjusted in line with the average redemption yield on the five longest-dated government loans, plus an increment of no less than 0.25 percentage point and no more than one percentage point (article 38.2.b.2.).

          The holders of Convertible Preference Shares will receive a dividend of NLG 3.78 per share, representing 6% of the amount paid on each share. As of January 1, 2004, and every ten years thereafter, the dividend on shares not converted by October 31, 2003 will be adjusted in line with the redemption yield on government loans with an original or remaining term to maturity of nine to ten years, plus an increment or less a reduction of no more than one percentage point (article 38.2.b.4. and b.3.). No profit distributions will be made to holders of Preference Shares and Convertible Preference Shares in excess of the maxima defined above (article 38.2.b.6.).

          3. From the profit remaining after these distributions, such appropriations will be made to reserves as may be determined by the Managing Board with the approval of the Supervisory Board (article 38.2.c.).

          4. The balance then remaining will be paid out as Ordinary Share dividend (article 38.2.d.). The Managing Board can make the Ordinary Share dividend payable, at the shareholder's option, either in cash or entirely or partly in the form of Ordinary or Preference Shares (article 38.3.).

                         PROPOSED PROFIT APPROPRIATION

                                                              1997     1996     1995
                                                              -----    -----    -----
                                                               (IN MILLIONS OF NLG)
Appropriation of net profit pursuant to article 38.2 and
  38.3 of the articles of association
Dividends on preference shares............................      172      172      172
Dividends on convertible preference shares................        8       15       76
Addition to reserves......................................    1,993    1,687    1,244
Dividends on ordinary shares..............................    1,680    1,429    1,124
                                                              -----    -----    -----
                                                              3,853    3,303    2,616
                                                              =====    =====    =====

48  STIPULATIONS OF THE ARTICLES OF ASSOCIATION WITH RESPECT TO SHARES

     Each ordinary share of NLG 1.25 nominal value in the capital of ABN AMRO Holding N.V. entitles the holder to cast one vote. The other shares in the capital each have a nominal value of NLG 5.00 and are each entitled to four votes. Subject to certain exceptions provided for by law or in the articles of association, resolutions are passed by an absolute majority of the votes cast.

     The rights of the holder of the priority share include the right to determine the number of members of the Managing Board, which may not be fewer than five according to the articles of association, and the number of members of the Supervisory Board, which may not be fewer than ten. The prior approval of the holder of the priority share is also required for resolutions to amend the articles of association or to dissolve the company. The priority share is entitled to an annual distribution up to 6% of its face value.

     The priority share is held by Stichting Prioriteit ABN AMRO Holding, a foundation established in Amsterdam. The Executive Committee is made up of the members of the Supervisory and Managing Boards of ABN AMRO Holding N.V.

     Subject to certain exceptions, upon the issuance of ordinary shares and convertible preference shares, holders of ordinary shares have pre-emptive rights in proportion to their holdings. Upon the issuance of convertible preference shares, subject to certain limitations, holders of convertible preference shares have pre-emptive rights in proportion to their holdings.

     In the event of the dissolution and liquidation of ABN AMRO Holding N.V., the assets remaining after payment of all debts are distributed first to the holder of the priority share, in an amount equal to the nominal value of the priority share, secondly to the holders of preference shares and the convertible preference shares on a pro rata basis, in an amount equal to all dividends accrued from the beginning of the most recent full financial year through the date of payment and then in an amount equal to the nominal value of the preference shares or the amount paid in on the convertible preference shares, respectively, and thirdly to the holders of ordinary shares on a pro rata basis.