Form 20-F
period 1998-12-31
ABN AMRO HOLDING N V; ABN AMRO BANK NV
filed 1999-04-20
CIK 1038727, 897878

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                           --------------------------

                                   FORM 20-F

(MARK ONE)

  / /         REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
                      OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

  /X/          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                          SECURITIES EXCHANGE ACT OF 1934
                    FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

  / /        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                          SECURITIES EXCHANGE ACT OF 1934

                    COMMISSION FILE NUMBERS 1-14624, 5-52647
                            ------------------------
                             ABN AMRO HOLDING N.V.
                               ABN AMRO BANK N.V.

           (EXACT NAME OF REGISTRANTS AS SPECIFIED IN THEIR CHARTERS)

                                THE NETHERLANDS

                (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                      FOPPINGADREEF 22, 1102 BS AMSTERDAM
                                THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

    Securities registered pursuant to Section 12(b) of the Act.

TITLE OF EACH CLASS                                       NAME OF EACH EXCHANGE ON WHICH REGISTERED
--------------------------------------------------------  --------------------------------------------------------
Ordinary Shares(1)......................................  New York Stock Exchange(1)
American Depositary Shares, each representing one
  Ordinary Share........................................  New York Stock Exchange

------------------------

(1) Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

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

Ordinary Shares (NLG 1.25)...........................................  1,441,649,082
Non-cumulative Preference Shares (NLG 5.00)..........................    362,503,010
Convertible Preference Shares (NLG 5.00).............................      1,700,453
Priority Share (NLG 5.00)............................................              1

                           --------------------------

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days.

        Yes /X/      No / /

    Indicate by check mark which financial statement item the registrant has elected to follow.

        Item 17 / /  Item 18 /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                                                    PAGE
                                                                                                                  ---------
 Certain Definitions...........................................................................................          ii
 Enforcement of Civil Liabilities..............................................................................          ii
 Presentation of Information...................................................................................          ii
 Cautionary Statement on Forward-Looking Statements............................................................         iii
 Exchange Rates................................................................................................         iii


   ITEM      ITEM CAPTION
-----------  ---------------------------------------------------------------------------------------------------

                                                          PART I

        1.   Description of Business............................................................................          1
        2.   Description of Property............................................................................         45
        3.   Legal Proceedings..................................................................................         46
        4.   Control of Registrant..............................................................................         46
        5.   Nature of Trading Market...........................................................................         48
        6.   Exchange Controls and Other Limitations Affecting Security Holders.................................         50
        7.   Taxation...........................................................................................         50
        8.   Selected Financial Data............................................................................         54
        9.   Management's Discussion and Analysis of Financial Condition and Results of Operations..............         58
       9A.   Quantitative and Qualitative Disclosures about Market Risk.........................................         87
       10.   Directors and Officers of Registrant...............................................................         87
       11.   Compensation of Directors and Officers.............................................................         89
       12.   Options to Purchase Securities from Registrant or Subsidiaries.....................................         89
       13.   Interest of Management in Certain Transactions.....................................................         90

                                                          PART II

       14.   Description of Securities to Be Registered.........................................................         90

                                                         PART III

       15.   Defaults upon Senior Securities....................................................................         90
       16.   Changes in Securities and Changes in Security for Registered Securities and Use of Proceeds........         90

                                                          PART IV

       17.   Financial Statements...............................................................................         90
       18.   Financial Statements...............................................................................         91
       19.   Financial Statements and Exhibits..................................................................         91

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

    The consolidated financial statements of ABN AMRO include the consolidated financial statements of the Bank, which itself had total assets of NLG 952 billion as of December 31, 1998. As of such date and for the year then ended, the Bank accounted for approximately 100% of ABN AMRO's consolidated assets, consolidated total revenue and consolidated net profit.

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

               CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

    Certain of the statements contained in this Report that are not historical facts, including, without limitation, certain statements made in the sections hereof entitled Item 1--"Description of Business," Item 5--"Nature of Trading Market," Item 8--"Selected Financial Data," and Item 9--"Management's Discussion and Analysis of Financial Condition and Results of Operations," are statements of future expectations and other forward-looking statements under Section 21E under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, (ii) performance of financial markets, (iii) interest rate levels, (iv) currency exchange rates, including the euro- or Dutch guilder-U.S. dollar exchange rate,
(v) changes in laws and regulations, including monetary convergence and the European Monetary Union, (vi) changes in the policies of central banks and/or foreign governments, (vii) issues associated with Year 2000 compliance and
(viii) competitive factors, in each case on a global, regional and/or national basis. See Item 9--"Management's Discussion and Analysis of Financial Condition and Results of Operations--Introduction."

                                 EXCHANGE RATES

    The following table shows, for the years indicated, certain information regarding the noon buying rate in the City of New York for cable transfers in Dutch guilders as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") expressed in Dutch guilders per U.S. dollar.

                                                              PERIOD        AVERAGE
YEAR                                                          END(1)      RATE(1)(2)      HIGH        LOW
----------------------------------------------------------  -----------  -------------  ---------  ---------
1994......................................................        1.74          1.81         1.98       1.67
1995......................................................        1.60          1.60         1.75       1.52
1996......................................................        1.73          1.69         1.76       1.61
1997......................................................        2.03          1.96         2.12       1.73
1998......................................................        1.88          1.98         2.09       1.81

------------------------

(1) In certain cases, the Noon Buying Rate at such dates differed from the rates used in preparation of the Consolidated Financial Statements. See "Currency Translation" under "Accounting Policies" in the Consolidated Financial Statements.

(2) The average rate for each period is the average of the Noon Buying Rates on the last day of each month during the period.

    A significant portion of the assets and liabilities of ABN AMRO are denominated in currencies other than Dutch guilders. Accordingly, fluctuations in the value of the Dutch guilder relative to other currencies have had an effect on the financial performance of ABN AMRO. See Item 9-- "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, changes in the exchange rate between the Dutch guilder and the U.S. dollar are reflected in the U.S. dollar equivalent to the price of the Ordinary Shares on the AEX Stock Exchange and, as a result, affect the market price of Holding's American Depositary Shares ("ADSs") in the United States. Cash dividends are paid by Holding in respect of the Ordinary Shares in Dutch guilders, and exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs on conversion by Morgan Guaranty Trust Company of New York, the Depositary for the ADSs (the "Depositary"), of such dividends.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

    ABN AMRO is a "universal banking" group offering a wide range of commercial and investment banking products and services on a global basis through its network of approximately 3,600 offices and branches in 74 countries. ABN AMRO is one of the largest banking groups in the world, with total consolidated assets of NLG 952.2 billion at December 31, 1998. In addition to being the largest banking group based in The Netherlands, ABN AMRO also has a substantial presence in the United States, where it is one of the largest foreign banking groups based on total assets held in the country. ABN AMRO also has a significant presence in Brazil, which together with The Netherlands and the Midwestern United States, is one of the Bank's three "home" markets.

    ABN AMRO's strategy is to use its strong capital base to pursue both organic growth and expansion through acquisitions with the goal of enhancing its position in key regions, broadening the range of products and services offered and entering new markets that it believes have significant long-term growth and profitability potential without compromising its ability to achieve its targets for financial performance. ABN AMRO's expansion strategy targets relatively homogeneous market areas which offer an attractive long-term macro-economic environment and adequate critical mass for commercial and investment banking services, with a focus on Europe and the United States.

    ABN AMRO has acquired a number of banks and other financial services companies in recent years. During May 1997, ABN AMRO acquired Standard Federal Bancorporation ("Standard Federal") in the Midwestern United States. During November 1998, ABN AMRO acquired the controlling interest in Banco Real, Brazil's fourth-largest privately held bank in terms of deposits and net worth, and Banco do Estado de Pernambuco, or Bandepe, which is also in Brazil. ABN AMRO also acquired 77% of the equity of Bank of Asia in Thailand during August 1998. Investment banking firms recently acquired include The Chicago Corporation in the United States in January 1997 and the Australian and New Zealand operations of BZW in March 1998.

    In August 1998, ABN AMRO increased its target long-term financial objectives. ABN AMRO's new Dutch GAAP financial objectives are to achieve (1) average annual growth in earnings per Ordinary Share of at least 10%, up from 7.5%, (2) average annual growth in net profit of at least 12.5%, up from 10%, and (3) return on shareholders' equity of at least 18%, up from 13%. Annual growth in earnings per Ordinary Share and net profit averaged 12.2% and 15.2%, respectively, from 1994 through 1998. Return on shareholders' equity increased from 12.4% in 1994 to 16.9% in 1998. There can be no assurance that ABN AMRO's financial objectives will be achieved. In light of the volatility of financial markets, ABN AMRO's results may fluctuate from period to period.

    The Bank is the result of a merger, effective September 22, 1991, between Algemene Bank Nederland N.V. ("ABN") and Amsterdam-Rotterdam Bank N.V. ("AMRO"). Prior to the merger, ABN and AMRO were, respectively, the largest and second-largest banks in The Netherlands. The Bank traces its origin to the formation of the "Nederlandsche Handel- Maatschappij, N.V." in 1825 pursuant to a Dutch Royal Decree of 1824.

OPERATING DIVISIONS

    The Bank and its numerous subsidiaries are organized into three operating divisions: the Netherlands Division, the International Division and the Investment Banking Division. In addition, the Bank owns ABN AMRO Lease Holding N.V. ("ABN AMRO Lease Holding"), an independently managed subsidiary. The operating divisions are supported by common staff functions that include the Risk Management Division, the Resources Management Division and Policy Support.

    The following table indicates for 1998 the contribution made to total revenue, operating profit before taxes and risk-weighted total assets by each operating division and ABN AMRO Lease Holding, as well as the number of offices and branches for each division and ABN AMRO Lease Holding.

                                                                                                                  OFFICES
                                                               OPERATING PROFIT             RISK-WEIGHTED           AND
                                    TOTAL REVENUE                BEFORE TAXES                TOTAL ASSETS        BRANCHES
                               ------------------------  ----------------------------  ------------------------  ---------
                                            (IN MILLIONS OF NLG EXCEPT PERCENTAGES AND OFFICES AND BRANCHES)
Netherlands Division.........        8,191         29.6%         2,550           39.9%     148,296         31.2%       937
International Division.......       14,553         52.7%         3,471           54.4%     263,935         55.5%   2,570(1)
Investment Banking
  Division...................        3,921         14.2%           542            8.5%      49,280         10.4%      61(1)
ABN AMRO Lease Holding.......          965          3.5%           267            4.2%      13,982          2.9%        34
Non-allocated results........                                     (668)         (10.5%)
Release from Fund for general
  banking risks..............                                      223            3.5%
                                    ------    ---------          -----      ---------  -------------  ---------  ---------
Total........................       27,630          100%         6,385            100%     475,493          100%     3,583
                                    ------    ---------          -----      ---------  -------------  ---------  ---------
                                    ------    ---------          -----      ---------  -------------  ---------  ---------

------------------------

(1) Nineteen offices are shared by the International and Investment Banking Divisions.

NETHERLANDS DIVISION

    Operating through the Bank's network of approximately 900 branches and complementary distribution channels such as electronic and telephone banking, the Netherlands Division provides a wide range of retail and corporate banking products and services, including deposit accounts, commercial and personal loans, mortgage lending, consumer finance, structured finance, securities brokerage services and insurance. The Bank services the entire Dutch retail and corporate banking market, with products and services targeted to the financial needs of specific customers.

    At December 31, 1998, the Netherlands Division had total customer loans of NLG 177.7 billion and total customer deposits of NLG 188.2 billion, resulting in a 20% share of total lending and a 25% share of total customer deposits, making ABN AMRO one of the leading financial institutions in The Netherlands. Lending activity is composed of commercial lending to small, medium-sized and large corporations (44% of total private sector loans of the Netherlands Division at December 31, 1998) and home mortgage and other retail lending (56% of such total private sector loans at the same date). Retail and corporate customers hold approximately 3.6 million and 0.5 million current accounts, respectively, which provide the Bank with a stable source of funding.

    ABN AMRO believes that a market-oriented, commercial organization centered on the customer's interests is the key to successfully responding to market developments. The responsibility for customer satisfaction (which is frequently measured by ABN AMRO), market share, profitability and the quality of local operations has over the last few years been moved to the local branches, many of which have been transformed into local businesses that operate with substantial autonomy and are capable of providing on a real-time basis products and services responsive to client needs. In order to further enhance the quality of its customer service, during 1998, ABN AMRO also introduced uniform guidelines for all staff in the Netherlands Division that work directly with customers.

    ABN AMRO also has introduced new distribution channels to meet the needs of its customers, particularly younger customers. For example, ABN AMRO has broadened its distribution channels through electronic and Internet banking, cash dispensers, direct mail and "ABN AMRO 24 X 7," an around-the-clock telephone banking and securities trading service.

    Part of ABN AMRO's growth strategy in The Netherlands also is to position the Bank as a provider of integrated banking and insurance products. The Bank currently acts as an insurer and authorized underwriting agent directly or through subsidiaries and also provides insurance brokerage activities. During 1998, the Bank introduced a number of new insurance products linked to banking products in furtherance of this part of its growth strategy.

INTERNATIONAL DIVISION

    The International Division provides banking and other financial services, including complex financial products, to ABN AMRO's multinational corporate client base through its network of 2,570 offices and branches in 68 countries and territories worldwide. Through acquisitions of local financial services businesses and organic growth, ABN AMRO also has established in selected countries a significant local business franchise that provides banking and other financial products and services to larger local business clients with a regional or multinational orientation, in addition to servicing private banking and consumer banking clients.

    Senior bankers within the International Division are responsible for managing worldwide relationships with ABN AMRO's largest corporate and institutional clients and coordinating the delivery of ABN AMRO's full range of services to this important customer group. In general, the focus of these bankers is on high value-added products and services, including off-balance sheet instruments, that generate fee income, and on high quality delivery of more conventional corporate banking services.

    At year-end 1998, the Bank had consumer banking operations in 23 countries. ABN AMRO intends to pursue consumer banking on a selective basis through potential acquisitions of strong local banks in major economies or emerging markets and the integrated delivery of customized financial products and services supported by a standard information technology platform, uniform marketing, multichannel distribution and data base mining. In considering expansion into a particular geographic region, ABN AMRO evaluates not only the local opportunity but also the potential for contribution to the rest of ABN AMRO's global network.

    The following table indicates the contribution for 1998 made to total revenue, operating profit before taxes and total risk-weighted assets by each region in the International Division, as well as the number of offices and branches of the International Division at December 31, 1998 by region.

                                                                     OPERATING PROFIT                            OFFICES
                                                                                            RISK-WEIGHTED          AND
                                                TOTAL REVENUE          BEFORE TAXES          TOTAL ASSETS       BRANCHES
                                             --------------------  --------------------  --------------------  -----------
                                                   (IN MILLIONS OF NLG EXCEPT PERCENTAGES AND OFFICES AND BRANCHES)
Europe (excluding The Netherlands).........      3,206       22.0%       747       21.5%    57,998       22.0%        177
North America..............................      7,136       49.1%     2,151       62.0%   132,626       50.2%        443
South and Central America..................      2,364       16.2%       517       14.9%    30,131       11.4%      1,704
Middle East and Africa.....................        263        1.8%        99        2.8%     3,832        1.5%         70
Asia/Pacific...............................      1,584       10.9%       (43)      (1.2)%    39,348      14.9%        176
                                             ---------             ---------             ---------                  -----
Total International Division...............     14,553      100.0%     3,471      100.0%   263,935      100.0%      2,570
                                             ---------  ---------  ---------  ---------  ---------  ---------       -----
                                             ---------  ---------  ---------  ---------  ---------  ---------       -----

EUROPE (EXCLUDING THE NETHERLANDS)

    ABN AMRO uses its network of 177 offices and branches in 27 European countries and territories outside The Netherlands, including all of the member states of the European Union, to deliver sophisticated corporate banking and other financial services to multinational and large local corporations. Products include trade finance, structured and project finance, electronic banking services, cash management and netting of international payments. ABN AMRO also provides private banking services to clients in, among other countries, France, Germany, Luxembourg and Switzerland.

    ABN AMRO believes that its substantial European operations are a key ingredient in its ability to successfully market underwriting, advisory, trading and structured finance services to ABN AMRO's largest corporate clients. ABN AMRO intends to further modify the organizational structure of its European operations to increase efficiency and to take better advantage of its capabilities to act as a "eurobank."

    ABN AMRO intends to continue to expand its Western European business through both internal growth and acquisitions. In March 1999, ABN AMRO acquired an 8.75% interest in Banca di Roma, a major Italian banking group, for NLG 1.45 billion. ABN AMRO also intends to increase its ownership interest in Banca Antoniana Populare Veneta, a rapidly growing bank operating in Northern Italy. In addition, during 1998, ABN AMRO submitted bids to acquire Generale Bank in Belgium and CIC in France. ABN AMRO believes that the trend toward consolidation in the European financial sector will continue.

    In Central and Eastern Europe, ABN AMRO has established significant consumer banking operations in Hungary and Poland through the acquisition of local banks, and currently has offices in the Czech Republic, Romania, Russia, Uzbekistan and Kazakstan. ABN AMRO believes that this region continues to provide attractive growth opportunities. As a result, ABN AMRO's strategy in this region is to continue to grow internally and to pursue selective acquisitions that satisfy its acquisition criteria.

NORTH AMERICA

    ABN AMRO is one of the largest foreign banking groups in the United States, based on total assets held in the United States of NLG 231 billion ($123 billion) at December 31, 1998. ABN AMRO has 438 offices and branches and 18,502 full-time equivalent employees in the United States. ABN AMRO also has offices and branches in Canada and Mexico.

    ABN AMRO's principal U.S. banking operations are in the Midwestern United States, where it has had a substantial presence since 1979. The banks and savings institutions which form the LaSalle Group comprise one of the largest banking groups in the Chicago metropolitan area and provide retail, private banking and home mortgage banking services in the Chicago metropolitan area and small and middle market business loans in the Midwest and other regions. ABN AMRO's Midwestern operations also include Standard Federal and its Bell Federal Bank division in Chicago, which were acquired during 1997. Since 1997, the mortgage origination and servicing entities of the LaSalle Group and Standard Federal have been integrated and are the eighth largest mortgage originators in the United States. As the consolidation of the U.S. banking industry continues, ABN AMRO will continue to consider additional acquisition opportunities.

    In the metropolitan New York City area, ABN AMRO owns European American Bank ("EAB"), which provides retail banking, private banking and small and middle market business loans. EAB issues and administers credit cards, both under its own name and for third parties, and has recently entered the equipment leasing business.

    In addition, ABN AMRO operates eleven branches or agencies in major cities throughout the United States. These branches and agencies are dedicated primarily to servicing major local corporations and large multinational corporations in their U.S. activities. In 1998, these branches were restructured to focus more intensively on specific industry sectors.

    One of ABN AMRO's capital markets subsidiaries, ABN AMRO Securities (USA), has section 20 Tier 1 and 2 powers granted by the Federal Reserve Board, which enables it to underwrite and trade corporate debt and equity securities (subject to regulatory limitations). In 1997, ABN AMRO acquired The Chicago Corporation, a Chicago-based investment bank, which operates under the name ABN AMRO Incorporated. It provides ABN AMRO with futures, securities and options clearing and trading capability, in addition to providing investment banking services to middle market corporate customers, particularly in the Midwestern United States. In May 1998, ABN AMRO also acquired the business and substantially all of the assets of Sage Clearing Limited Partnership, a leading market maker clearing firm.

SOUTH AND CENTRAL AMERICA

    As a result of the acquisition during November 1998 of a controlling interest in Banco Real and affiliates for $2.1 billion and of Bandepe for $150 million, ABN AMRO had at December 31, 1998 1,704 offices and branches in 14 South and Central American countries. The acquisitions of Banco Real and Bandepe reflect ABN AMRO's strategy of becoming a leading regional network bank in South and Central America, and ABN AMRO is now the fourth-largest privately held bank in Brazil and the leading local provider of consumer finance. The Bank also has a strong market position in Paraguay and Uruguay.

    Banco Real has approximately 1,400 branches, 2.2 million individual customers, 100,000 business customers and 20,000 employees. In connection with its acquisition of a controlling interest in Banco Real, ABN AMRO also acquired a number of related businesses, including a residential mortgage finance company, an asset management company and insurance companies with activities in Brazil and five other Latin American countries. The Brazilian authorities have granted approval for ABN AMRO's acquisition of the remaining Banco Real shares. This acquisition is expected to be completed during 1999.

    ABN AMRO's regional network in Latin America facilitates the delivery of trade finance and other banking services to multinational corporations and other businesses, as well as structured finance and capital markets services, particularly in Argentina, Brazil and Chile. In addition, during 1998, ABN AMRO implemented uniform information technology standards in most countries in the region and opened a regional processing center in Miami in order to increase operating efficiencies.

MIDDLE EAST AND AFRICA

    In the Middle East, ABN AMRO has offices in Bahrain, the United Arab Emirates, Lebanon and Saudi Arabia (through its 40% interest in Saudi Hollandi
Bank). In Africa the Bank's operations are located in Kenya, Morocco and South Africa. ABN AMRO's network in this region comprises 70 offices.

ASIA/PACIFIC

    ABN AMRO's network of 176 offices and branches in this region is extensive, with locations in Australia, China, Hong Kong, India, Indonesia, Japan, Malaysia, Myanmar, Pakistan, the Philippines, Singapore, South Korea, Sri Lanka, Taiwan, Thailand and Vietnam. Management and product specialists for the region are centralized in Singapore. The corporate banking activities of ABN AMRO in the Asia/Pacific region have emphasized project finance, reflecting the financing requirements of the region for major infrastructure improvements, energy facilities and telecommunications.

    Despite the crisis in the Asian financial markets, ABN AMRO remains committed to the goal of substantially increasing the contribution of Asian operations. ABN AMRO believes that the increasing demand for sound financial counterparties and the resumption over time of long-term growth in the region will lead to demand for corporate banking and consumer banking services from well-positioned financial institutions.

    In 1998, the Bank purchased 77% of the equity of Bank of Asia, a Thai bank focusing principally on middle market corporate and retail customers, for an initial purchase price of NLG 358 million, with the final purchase price to be determined based on Bank of Asia's net book value at

December 31, 1999. In addition, ABN AMRO purchased the Australian and New Zealand investment banking operations of BZW for NLG 179 million. ABN AMRO also intends to expand its consumer banking activities beyond Hong Kong, Indonesia, Taiwan and Thailand into other selected Asian markets. In addition, it is seeking to increase the delivery of non-lending corporate products, such as treasury, cash management and trade finance in the region.

INVESTMENT BANKING DIVISION

    The Investment Banking Division provides integrated investment banking services, primarily under the "ABN AMRO" name, to large corporations, governments, institutional investors and private investors in 64 countries. ABN AMRO is one of the largest European securities firms in terms of geographic spread, new issues activities, trading and placement volume and research. As a prominent European investment bank with a global focus, and as part of a larger universal bank, ABN AMRO considers its Investment Banking Division well-positioned to take advantage of opportunities arising from the launch of the euro on January 1, 1999.

    In recent years, ABN AMRO has acquired a number of major investment banking businesses in various markets around the world. These include Hoare Govett in the United Kingdom, CIMO in Italy, Alfred Berg in Scandinavia, Chicago Corporation in the United States, HG Asia in the Far East and a stake in Huysamer Stals in South Africa. In addition, ABN AMRO has established or acquired securities subsidiaries in certain markets in Central and Eastern Europe and Latin America.

    In addition, in 1998, the Bank established a joint venture with Mellon Bank for custody services. The new joint venture, which operates under the name ABN AMRO Mellon Global Securities Services, is engaged in the joint marketing and sale of global custody services in most countries outside of the United States.

    The delivery of products and services by the Investment Banking Division is organized through global lines of business. The principal products and services are capital markets and treasury activities, financial advisory and merger and acquisition services, asset management, trust services and capital investment and structured project finance. The Investment Banking Division is also responsible for ABN AMRO's trading activities on behalf of clients and for its own account. ABN AMRO seeks to become one of the top three providers of treasury and interest rate-related capital markets products for the euro.

    Capital markets and treasury trading activities are conducted principally from Amsterdam, London, Chicago, New York, Hong Kong and Singapore offices. ABN AMRO actively trades government and corporate debt instruments, equity securities and currencies.

    The Bank's international equity origination business is conducted through the ABN AMRO Rothschild joint venture. ABN AMRO believes that the relationships and distribution capacity of its integrated investment banking business and its high quality research capabilities, combined with ABN AMRO Rothschild's ability to draw upon capital markets and financial advisory and merger and acquisition expertise centralized in London and Amsterdam, are attractive to issuers and have resulted in ABN AMRO Rothschild being selected as lead manager for an increasing number of equity capital market transactions.

    Financial advisory and mergers and acquisitions activities focus principally on cross border transactions in Europe and Asia and in specific industry sectors in North and South America. These activities are supported by sector specialists in Amsterdam and London.

    The Investment Banking Division provides asset management services for institutional and individual clients, as well as trust and custody services. At December 31, 1998, ABN AMRO had NLG 197 billion of assets under management. Asset management activities primarily are conducted from three regional centers in Amsterdam/London, Chicago and Hong Kong, which perform not only portfolio management (both through investment funds and discretionary management) but also account management, marketing, institutional sales, product development and research. ABN AMRO believes that the European market offers particularly attractive opportunities to increase assets under management as a consequence of the ongoing privatization of social security and pension funds.

    ABN AMRO also develops and markets complex financing structures for a large variety of industries, including arranging for the financing of capital goods exports and large-scale project finance. An investment capital group provides capital to both newer enterprises as well as to management and leveraged buyouts in The Netherlands and, increasingly, elsewhere in Europe. In addition, ABN AMRO provides global clearing services for futures, options and equities, both to institutional investors and private banking clients.

ABN AMRO LEASE HOLDING

    ABN AMRO Lease Holding is a fleet and equipment leasing holding company operating through numerous subsidiaries in 21 countries in Europe, North and South America and Asia, as well as in Australia, New Zealand and South Africa. ABN AMRO Lease Holding offers a wide variety of leasing services, such as fleet management, equipment leases and other services such as fuel cost management. In fleet leasing, ABN AMRO Lease Holding provides a comprehensive range of services for corporate users of vehicles, including financing, purchasing, maintenance, repairs, insurance and insurance claim processing. ABN AMRO Lease Holding currently has approximately 527,000 cars under management, and is the largest car leasing operation in Europe not affiliated with a major automobile manufacturer. Lease Plan, an ABN AMRO Lease Holding subsidiary, specializes in offering open calculation contracts which afford large corporate customers the opportunity to share in the residual value of leased vehicles.

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

EMPLOYEES

    At December 31, 1998, ABN AMRO had 105,826 employees, an increase of 30,891 or 41.2% over 1997, reflecting acquisitions in Brazil, Thailand and other countries and the continued organic expansion of its international network. Approximately 10,000 of these employees hold managerial and executive positions. A breakdown of employees by division and for ABN AMRO Lease Holding at December 31, 1998 is set forth in Item 9--"Management's Discussion and Analysis of Financial Condition and Results of Operations."

    All of ABN AMRO's employees in The Netherlands, other than senior management, are covered by collective labor agreements which are periodically renegotiated on an industry-wide basis. The Bank participates in collective negotiations in the banking industry and has based its employment agreements with its employees on the relevant collective agreement. The current collective agreement expired on December 31, 1998. ABN AMRO is in the process of negotiating a new collective agreement.

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

                                RISK MANAGEMENT

    Virtually all of ABN AMRO's activities contain elements of risk. The most important types of risk are credit risk, cross-border risk, market risk, liquidity risk, operational risk and legal risk. Market risk has several components, including interest rate, currency and equity price risks.

    A major factor in risk management is the strong emphasis throughout the Bank on remaining alert to the various types of risk. The Bank's corporate culture is dedicated to promoting continuous risk awareness. This culture is reinforced by the integration of the "ABN AMRO Values" (integrity, teamwork, respect and professionalism) into the Bank's centralized consensus-based risk management structure.

    ABN AMRO's risk management policy is designed to identify and analyze credit risk, market risk and other risks at an early stage, to set appropriate limits, and to continually monitor these risks and limits by means of reliable information systems. Risk management policies and systems require continuous modification and enhancement to reflect dynamic changes in markets and products and are periodically revised.

    The formulation of risk management policy and the monitoring of risks occur at the most senior management levels of ABN AMRO. The Managing Board regularly discusses risk management policies and meets to make major credit decisions at least twice a week. In addition, the Group Credit Committee and the Asset and Liability Committee, both established by the Managing Board and both of which include members of the Managing Board and Senior Executive Vice Presidents, are responsible for the development of effective risk management policy and controls. The Bank's guidelines stipulate that risk-sensitive decision must, in most instances, be taken by a specific committee and always by at least two officers.

    Year 2000 compliance by both ABN AMRO and third parties, including borrowers, also will present risks in 1999 and 2000 and possibly beyond. For a discussion of these risks, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Introduction--Year 2000."

CREDIT RISK AND CROSS-BORDER RISK

    Credit risk encompasses all forms of counterparty exposure, i.e., where counterparties may default on their obligations to ABN AMRO in relation to lending, trading, hedging, settlement and other financial activities. The Group Credit Committee, in its policy-making capacity, is responsible for establishing the credit policies and the mechanisms, organization and procedures required to analyze, manage and control credit risk. In its approving capacity, the Group Credit Committee authorizes counterparty exposures subject to limits set by the Managing Board. The Risk Management Division is responsible for implementing risk management policy.

    ABN AMRO has created regional risk management committees for The Netherlands, North America and Asia/Pacific and Latin America which have delegated authority to approve credits up to specified limits. Similarly, authority has also been delegated to individual countries and even local offices or branches. The level of authority depends on the size and sophistication of each entity and the importance of its market. The overall credit review framework also incorporates dedicated credit committees for capital markets products. Cross-border risks are individually analyzed and reviewed using a value-at-risk model, both to assess the Bank's overall cross-border exposure and to provide ABN AMRO with a framework for its commercial policies.

    In 1998, ABN AMRO implemented a new uniform standard for the presentation of credit proposals and consistently works at improving the effectiveness and efficiency of the credit approval process. Delegation of approval authority and an increase in the use of information systems means that more time can be devoted to the evaluation of substantial and complex counterparty exposures and to monitoring the risk management organization. In 1998, a new credit rating model was implemented to permit the systematic evaluation of risk to bank counterparties.

    As in the three previous years, specific provisions for loan losses in 1998 were historically low in proportion to the Bank's portfolio size. This is a reflection of favorable economic conditions in The Netherlands, the United States and most other countries where ABN AMRO has substantial operations. However, the turmoil in the Asian and Latin American financial markets indicates how swiftly and suddenly the economic tide can turn in an entire region. The Bank believes that its credit acceptance policies and loan loss reserves are adequate to maintain the Bank's Asian and Latin American credit risks within manageable bounds. The Bank remains committed to the continuation of its current credit acceptance policy, which management considers to be a prudent approach toward maintaining credit quality in less favorable economic conditions.

MARKET RISK

    Market risk is the uncertainty concerning the extent to which changes in the financial markets in which ABN AMRO operates may affect its financial position and future earnings.

    ABN AMRO uses the value-at-risk ("VAR") method as its primary mechanism for the management and day-to-day monitoring of trading-related market risks. The VAR is an estimate, with a confidence level of 99%, of the loss that could arise from adverse market movements if trading positions were held unchanged during one trading day. On the basis of historical data, the measurement is calibrated so that a loss exceeding the VAR figure might have occurred, on average, once every 100 days. The VAR limit was not exceeded during 1998. The VAR is calculated using daily updated prices and actual results are tested regularly to ensure the assumptions underlying the VAR calculation are still valid. The positions captured by ABN AMRO's VAR calculations include both derivative and cash positions that are reported as trading assets and liabilities.

                                                                                        1998
                                                                    ---------------------------------------------    DECEMBER 31,
MARKET RISK                                                            AVERAGE         MINIMUM         MAXIMUM           1998
------------------------------------------------------------------  -------------  ---------------  -------------  -----------------
                                                                                          (IN MILLIONS OF NLG)
Overall portfolio.................................................           96               *               *               67
Interest rate.....................................................           76              50             103               55
Currency..........................................................           10               4              21                7
Equity............................................................           16               7              30               17

------------------------

    * The minimum (maximum) for each risk category occurred on different days so it is not meaningful to the overall portfolio total. The overall portfolio is adjusted to reflect the negative correlations between certain of the components of market risk. During 1998, the minimum daily value at risk for the overall portfolio was NLG 67 million and the maximum daily value at risk was NLG 125 million.

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

    The sensitivity of net interest revenue to interest rate conditions has been tested assuming an immediate and lasting interest rate movement of 100 basis points. Such a sharp upward movement would depress net interest revenue by 2.9% in the first year while a downward movement would boost net interest revenue by 2.1%.

CURRENCY RISK

    ABN AMRO is an active participant in global foreign exchange markets. The major foreign currencies in which the Bank conducts transactions are U.S. dollars, euros, pounds sterling, Swiss francs and Japanese yen. Of total assets and total liabilities at December 31, 1998, the equivalent of NLG 726 billion and NLG 713 billion, respectively, was denominated in currencies other than Dutch guilders, corresponding to approximately 75% of total assets.

    Exposure to exchange rate movements in trading portfolios is included in the VAR analysis as well as in other non-statistical limits. Exchange rate risks from lending activities are limited as the Bank's operating units, on an individual basis, are required to hedge the currencies in which their assets and liabilities are denominated. Any short or long positions are monitored to ensure compliance with the limits established by the Asset & Liability Committee. The currency positions arising out of wholesale foreign exchange dealing are also subject to limits. Capital invested in operations outside The Netherlands is largely funded in Dutch guilders. ABN AMRO's currency risk policy is designed to protect the Bank's Tier 1 and Tier 2 capital ratios against fluctuations in the rate of the U.S. dollar. See "--Supervision and Regulation."

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

LIQUIDITY RISK

    The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all of ABN AMRO's financial commitments while capitalizing on opportunities for expansion. Liquidity management is designed to ensure that members of the ABN AMRO group are at all times able to meet deposit withdrawals either on demand or at contractual maturity, to repay borrowings as they mature, and to fund new loans and investments as opportunities arise.

    ABN AMRO is active in 74 countries, whose national financial markets vary widely in terms of scope and depth. Customers, products and competitors also differ at each location. This means that liquidity management must also take local funding requirements into account. Local line management is responsible for continuously satisfying the local liquidity requirements established by the Asset & Liability Committee. Furthermore, contingency plans for different liquidity deterioration scenarios are required to be drawn up at the country level.

    Customer accounts are the primary source of liquidity for ABN AMRO's banking operations, together with funding in the interbank market. The core deposits of the bank affiliates of ABN AMRO at December 31, 1998 were NLG 384.6 billion (of which NLG 188.1 billion is in The Netherlands, NLG 80.9 billion is in the United States and NLG 16.6 billion is in Brazil), which approximated 93.6% of total loans excluding professional securities transactions at that date.

    ABN AMRO holds a portfolio of marketable securities--including Netherlands government bonds, U.S. Treasury and U.S. government agency paper and other O.E.C.D. government paper--and other short-term investments which can be readily converted to cash. The Bank is also an active participant in the capital markets, issuing commercial paper and medium-term notes, as well as debentures, subordinated debt and preferred stock.

    ABN AMRO considers funding in the interbank market to be an additional source of liquidity for its investment banking activities. The Bank's policy has been to maintain a relatively narrow difference between loans from banks (liabilities) and loans to banks (assets). During the last three years, ABN AMRO has increased its use of interbank funding. At December 31, 1996, loans from banks totaled NLG 157.6 billion as compared to loans to banks of NLG 120.3 billion. At December 31, 1997, loans from banks totaled NLG 208.5 billion as compared to loans to banks of NLG 140.2 billion. Loans from banks totaled NLG
231.2 billion at December 31, 1998, as compared to loans to banks of NLG 134.2 billion. As part of the expansion of its trading and other investment banking activities, ABN AMRO has used increased interbank funding to increase its portfolio of marketable interest-bearing securities, particularly U.S. Treasury, U.S. government agency and other O.E.C.D. government obligations. In the event of a sharp rise in short-term interest rates, this portfolio of marketable securities could be liquidated. ABN AMRO also hedges the interest rate risk from the use of interbank funding to purchase marketable securities by the use of derivative financial instruments to convert fixed rate payments received on the marketable securities into floating rate payments.

OPERATIONAL AND LEGAL RISKS

    ABN AMRO, like all large financial institutions, is exposed to diverse types of operational risk. These include potential losses caused by a breakdown in information, communication, transaction processing and settlement systems and procedures, fraud by employees or outsiders, and unauthorized transactions by employees. ABN AMRO attempts to mitigate operational risks by continuous attention to individual integrity and by maintaining a system of internal controls designed to keep operational risk at levels corresponding to its consolidated financial position, the characteristics of the businesses and markets in which it operates, competitive circumstances and applicable rules and regulations. To date, losses from operational risks have not been material to the consolidated operations or financial position of ABN AMRO.

    Legal risk arises from uncertainties about the legal enforceability of the obligations of the Bank's customers and counterparties (including with respect to derivatives), as well as the possibility that legal or regulatory changes may adversely affect the Bank's position. ABN AMRO seeks to minimize legal risk through the use of industry standard legal agreements for financial products and through consultation with internal and external legal counsel in the countries where it conducts business.

RISK ASPECTS OF FINANCIAL DERIVATIVES

    The principal activities of traditional banking include borrowing and lending money and trading in currencies and securities. Products derived from these activities are called "derivatives" and can be subdivided, according to the nature of the underlying contracts, into interest rate contracts (interest rate swaps, interest rate options, forward rate agreements and interest rate futures), currency contracts (currency swaps, currency options and forward exchange dealings) and other contracts (options and swaps on shares, bonds, currencies and commodities). Transactions in derivatives are effected for hedging purposes and, within set limits, as part of ABN AMRO's trading activities. Complex instruments such as leveraged derivatives are used and sold on a limited scale. The principal financial instruments utilized by ABN AMRO to hedge exchange rate fluctuations are currency swaps, forward forex contracts, currency options and currency futures. The currencies in which a material amount of ABN AMRO's hedging activities occur include the U.S. dollar, the euro, the Swiss franc and the Japanese yen.

    The total volume of ABN AMRO's derivatives business, both in number of transactions and outstanding or notional amounts, and the increasing complexity of these products require an advanced administrative organization and strict internal controls as well as close monitoring of interest rate, currency and other market risks. The recommendations published by the Bank for International Settlements ("BIS") and international organizations like the Group of 30 are the guiding principles in formulating and implementing ABN AMRO's requirements in this respect.

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

    The notional amounts of derivatives, which totaled NLG 4,015 billion at December 31, 1998 or four times total assets at that date, only give an indication of the scale of ABN AMRO's derivatives business, but not of the related credit risk. The credit risk is the loss that would arise if a counterparty were to default and ABN AMRO were to face a partly open position. This actual risk represents only a fraction of the notional amounts. By entering into agreements which provide under certain circumstances for the settlement on a net basis of all contracts between ABN AMRO and a counterparty, ABN AMRO attempts to minimize this credit risk. Initially, this activity was limited to collateralizing interest rate derivative contracts, but this activity was expanded in 1998 to include other transactions and increase the number of counterparties with whom the bank benefits from these arrangements. To facilitate risk monitoring and management, substantial enhancements in computer systems and software have been made as part of the continuing expansion of ABN AMRO's derivatives business.

    To quantify the credit risk, the cost of the replacement transactions which would be necessary if a counterparty defaulted is calculated and is then increased by a percentage of the notional amounts. The applied percentage depends on the nature and remaining maturity of the contract. The credit risk equivalent for ABN AMRO's total derivatives business was thus calculated at NLG
71.0 billion at December 31, 1998. When weighted for the counterparty risk (mainly banks) for capital adequacy purposes, the credit risk equivalent represents only NLG 19.2 billion or 4.0% of total risk-weighted assets at December 31, 1998.

    See note 24 to the Consolidated Financial Statements for further analysis of ABN AMRO's derivatives activities, including an analysis at December 31, 1998 of its trading and hedging derivatives portfolios.

                        SELECTED STATISTICAL INFORMATION

AVERAGE BALANCE SHEET

    The following tables present ABN AMRO's average balances, based on month-end averages, and interest amounts and average rates for each of the past three years.

                                                 1998                           1997                           1996
                                     ----------------------------   ----------------------------   ----------------------------
                                                         AVERAGE                        AVERAGE                        AVERAGE
                                     AVERAGE  INTEREST     RATE     AVERAGE  INTEREST     RATE     AVERAGE  INTEREST     RATE
                                     BALANCE  REVENUE      (%)      BALANCE  REVENUE      (%)      BALANCE  REVENUE      (%)
                                     -------  --------   --------   -------  --------   --------   -------  --------   --------
                                                              (IN MILLIONS OF NLG EXCEPT PERCENTAGES)
ASSETS(1)(2)
Banks
  The Netherlands..................  103,489     5,892      5.7      71,674     3,552      5.0      93,419     4,545      4.9
  North America....................    7,665       506      6.6       4,560       278      6.1       2,206       126      5.7
  Rest of the world................   95,353     3,869      4.1      71,714     3,810      5.3      58,817     3,084      5.2
Loans(3)
Public sector(4)
  The Netherlands..................   10,865       728      6.7      12,305       837      6.8      15,318     1,030      6.7
  North America....................    1,345        82      6.1       1,291        83      6.4       1,067        64      6.0
  Rest of the world................    2,951       212      7.2       2,298       223      9.7       2,413       233      9.7
Private sector
  The Netherlands..................  187,045    12,139      6.5     174,838    10,881      6.2     166,744    11,294      6.8
  North America....................  161,867    11,354      7.0     127,277     9,172      7.2      65,293     4,840      7.4
  Rest of the world................  133,222     9,912      7.4     118,954     9,044      7.6      90,166     7,467      8.3
Interest-bearing securities(5)
Investment portfolio
  The Netherlands..................   36,913     2,355      6.4      34,604     2,249      6.5      30,338     2,089      6.9
  North America....................   41,495     2,424      5.8      27,690     1,915      6.9      22,184     1,496      6.7
  Rest of the world................   20,451     1,869      9.1      21,428     1,439      6.7      12,657       834      6.6
Trading portfolio and other
  securities
  The Netherlands..................   20,807       985      4.7      12,962       590      4.6       9,452       364      3.8
  North America....................   14,632     1,044      7.1      18,220     1,207      6.6      11,448       753      6.6
  Rest of the world................   68,812     3,118      4.5      12,828       547      4.3       8,380       360      4.3
                                     -------  --------      ---     -------  --------      ---     -------  --------      ---
Total interest-earning assets......  906,912    56,489      6.2     712,643    45,827      6.4     589,902    38,579      6.5
Non-interest-earning assets........   75,553                         75,870                         48,619
                                     -------  --------      ---     -------  --------      ---     -------  --------      ---
Total average assets...............  982,465    56,489      5.8     788,513    45,827      5.8     638,521    38,579      6.0
                                     -------  --------      ---     -------  --------      ---     -------  --------      ---
                                     -------  --------      ---     -------  --------      ---     -------  --------      ---

------------------------

(1) Assets temporarily sold (subject to repurchase) are included in the relevant balance sheet item.

(2) With respect to the tables in "Selected Statistical Information," income statement and average balance sheet data includes MeesPierson for 1996.

(3) For purposes of presentation in this table, loans include professional securities transactions.

(4) Public sector represents central, regional and local governments and governmental authorities.

(5) Balance sheet item. Short-dated government paper is included in the table above, partially in investment portfolio and partially in other securities.

                                                 1998                          1997                          1996
                                      ---------------------------   ---------------------------   ---------------------------
                                                          AVERAGE                       AVERAGE                       AVERAGE
                                      AVERAGE  INTEREST    RATE     AVERAGE  INTEREST    RATE     AVERAGE  INTEREST    RATE
                                      BALANCE  REVENUE      (%)     BALANCE  REVENUE      (%)     BALANCE  REVENUE      (%)
                                      -------  --------   -------   -------  --------   -------   -------  --------   -------
                                                              (IN MILLIONS OF NLG EXCEPT PERCENTAGES)
LIABILITIES AND GROUP EQUITY
Banks
  The Netherlands...................  132,769     7,722     5.8      75,114     3,759     5.0      92,591     4,760     5.1
  North America.....................   31,815     1,566     4.9      28,917     1,301     4.5      14,663       849     5.8
  Rest of the world.................  155,268     6,597     4.2     112,173     5,179     4.6      82,810     3,892     4.7
Savings accounts
  The Netherlands...................   62,998     2,402     3.8      64,101     2,576     4.0      58,537     2,408     4.1
  North America.....................   49,998     2,183     4.4      49,064     2,286     4.7      23,558     1,054     4.5
  Rest of the world.................   16,733       702     4.2      12,561       474     3.8       8,530       272     3.2
Deposits and other customer
  accounts(1)
  The Netherlands...................  104,265     3,363     3.2     104,678     3,626     3.5     114,642     4,220     3.7
  North America.....................   97,559     5,006     5.1      60,495     2,765     4.6      30,742     1,339     4.4
  Rest of the world.................  104,505     4,441     4.2      77,793     3,423     4.4      62,052     3,153     5.1
Debt securities
  The Netherlands...................   22,691     1,462     6.4      22,210     1,464     6.6      21,633     1,472     6.8
  North America.....................   30,827     1,940     6.3      27,949     1,821     6.5      18,107     1,007     5.6
  Rest of the world.................   25,532     1,821     7.1      31,415     2,002     6.4      26,312     1,652     6.3
Subordinated debt
  The Netherlands...................   11,049       861     7.8      10,076       774     7.7       8,818       713     8.1
  North America.....................    8,464       552     6.5       7,630       498     6.5       3,976       254     6.4
  Rest of the world.................      141         9     6.4         124         8     6.5         119         8     6.7
                                      -------  --------   -------   -------  --------   -------   -------  --------   -------
Total interest-bearing liabilities..  854,614    40,627     4.8     684,300    31,956     4.7     567,090    27,053     4.8
Non-interest-bearing liabilities....   95,647                        78,881                        47,998
Group equity(2).....................   32,204                        25,332                        23,433
                                      -------  --------   -------   -------  --------   -------   -------  --------   -------
Total average liabilities and Group
  equity............................  982,465    40,627     4.1     788,513    31,956     4.1     638,521    27,053     4.2
                                      -------  --------   -------   -------  --------   -------   -------  --------   -------
                                      -------  --------   -------   -------  --------   -------   -------  --------   -------

------------------------

(1) For purposes of presentation in this table, deposits and other customer accounts includes professional securities transactions.

(2) Group equity includes minority interests.

CHANGES IN NET INTEREST REVENUE: VOLUME AND RATE ANALYSIS

    The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, changes in interest revenue and expense due to changes in volume and in rates for 1998 compared to 1997 and 1997 compared to 1996. Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rate have been allocated proportionally.

                                                                              1998 OVER 1997              1997 OVER 1996
                                                                        --------------------------  --------------------------
                                                                                    CHANGE DUE TO               CHANGE DUE TO
                                                                          TOTAL        INCREASE       TOTAL        INCREASE
                                                                        CHANGE IN   (DECREASE) IN   CHANGE IN   (DECREASE) IN
                                                                        INTEREST    --------------  INTEREST    --------------
                                                                         REVENUE    VOLUME   RATE    REVENUE    VOLUME   RATE
                                                                        ---------   ------  ------  ---------   ------  ------
                                                                                         (IN MILLIONS OF NLG)
INTEREST REVENUE
Banks
  The Netherlands.....................................................    2,340      1,753     587     (993)    (1,078)     85
  North America.......................................................      228        203      25      152        143       9
  Rest of the world...................................................       59      1,083  (1,024)     726        685      41
LOANS(1)
Public Sector
  The Netherlands.....................................................     (109)       (97)    (12)    (193)      (204)     11
  North America.......................................................       (1)         3      (4)      19         14       5
  Rest of the world...................................................      (11)        55     (66)     (10)       (11)      1
Private sector
  The Netherlands.....................................................    1,258        780     478     (413)       531    (944)
  North America.......................................................    2,182      2,432    (250)   4,332      4,470    (138)
  Rest of the world...................................................      868      1,065    (197)   1,577      2,228    (651)
INTEREST-BEARING SECURITIES
Investment portfolio
  The Netherlands.....................................................      106        148     (42)     160        282    (122)
  North America.......................................................      509        842    (333)     419        380      39
  Rest of the world...................................................      430        (68)    498      605        589      16
Trading portfolio and other securities
  The Netherlands.....................................................      395        370      25      226        151      75
  North America.......................................................     (163)      (251)     88      454        449       5
  Rest of the world...................................................    2,571      2,535      36      187        190      (3)
                                                                        ---------   ------  ------  ---------   ------  ------
                                                                         10,662     10,853    (191)   7,248      8,819  (1,571)
                                                                        ---------   ------  ------  ---------   ------  ------
                                                                        ---------   ------  ------  ---------   ------  ------

------------------------

(1) For purposes of presentation in this table, loans includes professional securities transactions.

                                                          1998 OVER 1997              1997 OVER 1996
                                                    --------------------------  --------------------------
                                                                CHANGE DUE TO               CHANGE DUE TO
                                                      TOTAL        INCREASE       TOTAL        INCREASE
                                                    CHANGE IN   (DECREASE) IN   CHANGE IN   (DECREASE) IN
                                                    INTEREST    --------------  INTEREST    --------------
                                                     EXPENSE    VOLUME   RATE    EXPENSE    VOLUME   RATE
                                                    ---------   ------  ------  ---------   ------  ------
                                                                     (IN MILLIONS OF NLG)
INTEREST EXPENSE
Banks
  The Netherlands.................................    3,963      3,264     699   (1,001)      (878)   (123)
  North America...................................      265        136     129      452        676    (224)
  Rest of the world...............................    1,418      1,858    (440)   1,287      1,357     (70)
Savings accounts
  The Netherlands.................................     (174)       (44)   (130)     168        225     (57)
  North America...................................     (103)        43    (146)   1,232      1,187      45
  Rest of the world...............................      228        171      57      202        146      56
Deposits and other customer accounts
  The Netherlands.................................     (263)       (14)   (249)    (594)      (354)   (240)
  North America...................................    2,241      1,867     374    1,426      1,357      69
  Rest of the world...............................    1,018      1,140    (122)     270        729    (459)
Debt securities
  The Netherlands.................................       (2)        31     (33)      (8)        38     (46)
  North America...................................      119        183     (64)     814        619     195
  Rest of the world...............................     (181)      (402)    221      350        325      25
Subordinated debt
  The Netherlands.................................       87         77      10       61         98     (37)
  North America...................................       54         54      --      244        238       6
  Rest of the world...............................        1          1      --       --         --      --
                                                    ---------   ------  ------  ---------   ------  ------
                                                      8,671      8,365     306    4,903      5,763    (860)
                                                    ---------   ------  ------  ---------   ------  ------
                                                    ---------   ------  ------  ---------   ------  ------

YIELDS, SPREADS AND MARGINS

    The following table presents selected yield, spread and margin information applicable to ABN AMRO for each of the past three years.

                                                                                                  1998         1997         1996
                                                                                                  -----        -----        -----
                                                                                                         (IN PERCENTAGES)
GROSS YIELD(1)
  The Netherlands............................................................................         6.2          5.9          6.1
  North America..............................................................................         6.8          7.1          7.1
  Rest of the world..........................................................................         5.9          6.6          6.9
  ABN AMRO...................................................................................         6.2          6.4          6.5
INTEREST RATE SPREAD(2)
  The Netherlands............................................................................         1.4          1.5          1.5
  North America..............................................................................         1.6          2.1          2.2
  Rest of the world..........................................................................         1.4          1.9          2.0
  ABN AMRO...................................................................................         1.5          1.8          1.8
NET INTEREST MARGIN
  The Netherlands............................................................................         1.8          1.9          1.8
  North America..............................................................................         1.8          2.2          2.7
  Rest of the world..........................................................................         1.7          1.7          1.7
  ABN AMRO...................................................................................         1.7          1.9          2.0

------------------------

(1) Gross yield represents the interest rate earned on average interest earning assets.

(2) Interest rate spread represents the difference between the interest rate earned on average interest-earning assets and the rate paid on average interest-bearing liabilities.

                                     ASSETS

SECURITIES

    The following table shows the book value of the securities portfolios of ABN AMRO at December 31, 1998, 1997 and 1996.

                                                                           AT DECEMBER 31,
                                                                   -------------------------------
                                                                     1998       1997       1996
                                                                   ---------  ---------  ---------
                                                                        (IN MILLIONS OF NLG)
Investment portfolios............................................    107,041     96,524     63,584
Trading portfolios...............................................     96,662     53,612     30,447
Other securities.................................................     47,048     40,609     13,381
                                                                   ---------  ---------  ---------
Total interest-bearing securities................................    250,751    190,745    107,412
Shares...........................................................     29,245     18,943      8,795
                                                                   ---------  ---------  ---------
Total securities portfolios......................................    279,996    209,688    116,207
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

INVESTMENT PORTFOLIOS

    Set forth below is an analysis of the fair market value of ABN AMRO's investment portfolios at December 31, 1998, 1997 and 1996. In the tables below, fair market value is based on quoted prices for traded securities and estimated fair market value for non-traded securities.

                                                                   PREMIUMS                    GROSS         GROSS        FAIR
                                                         BOOK         OR        AMORTIZED   UNREALIZED    UNREALIZED     MARKET
                                                         VALUE     DISCOUNTS      COST         GAINS        LOSSES        VALUE
                                                       ---------  -----------  -----------  -----------  -------------  ---------
                                                                                  (IN MILLIONS OF NLG)
DECEMBER 31, 1998
Dutch government.....................................     13,165         415       13,580          852            (6)      14,426
U.S. Treasury and U.S. government agencies...........     15,456         258       15,714          310            (6)      16,018
Other OECD governments...............................     32,328         398       32,726        2,199          (170)      34,755
Mortgage-backed securities...........................     29,150          71       29,221          298          (177)      29,342
Other interest-bearing securities....................     16,942        (269)      16,673        1,182           (22)      17,833
                                                       ---------  -----------  -----------       -----           ---    ---------
Total interest-bearing securities....................    107,041         873      107,914        4,841          (381)     112,374
Shares...............................................      6,989                                                            6,989
                                                       ---------                                                        ---------
Total investment portfolios..........................    114,030                                                          119,363
                                                       ---------                                                        ---------
                                                       ---------                                                        ---------
DECEMBER 31, 1997
Dutch government(1)..................................     14,497         430       14,927          687            (2)      15,612
U.S. Treasury and U.S. government agencies...........     18,154          87       18,241          432           (40)      18,633
Other OECD governments...............................     23,171          81       23,252        1,099          (192)      24,159
Mortgage-backed securities...........................     26,188        (115)      26,073          406           (52)      26,427
Other interest-bearing securities....................     14,514         222       14,736          798           (83)      15,451
                                                       ---------  -----------  -----------       -----           ---    ---------
Total interest-bearing securities....................     96,524         705       97,229        3,422          (369)     100,282
Shares...............................................      4,973                                                            4,973
                                                       ---------                                                        ---------
Total investment portfolios..........................    101,497                                                          105,255
                                                       ---------                                                        ---------
                                                       ---------                                                        ---------
DECEMBER 31, 1996
Dutch government.....................................      6,750         398        7,148          511           (12)       7,647
U.S. Treasury and U.S. government agencies...........     19,935          42       19,977          240          (102)      20,115
Other OECD governments...............................     17,783        (104)      17,679          571           (49)      18,201
Mortgage-backed securities...........................      4,611          34        4,645           32           (80)       4,597
Other interest-bearing securities....................     14,505         187       14,692          934           (14)      15,612
                                                       ---------  -----------  -----------       -----           ---    ---------
Total interest-bearing securities....................     63,584         557       64,141        2,288          (257)      66,172
Shares...............................................      2,725                                                            2,725
                                                       ---------                                                        ---------
Total investment portfolios..........................     66,309                                                           68,897
                                                       ---------                                                        ---------
                                                       ---------                                                        ---------

------------------------
(1) Dutch government includes Dutch central, regional and municipal government obligations.

    The following table analyzes interest-bearing investment securities by maturity and weighted average yield at December 31, 1998. Yields on tax exempt obligations have not been computed on a tax equivalent basis.

                                                                                    AFTER 5 YEARS
                                                                     AFTER 1 YEAR        AND
                                                                         AND          WITHIN 10       AFTER 10
                                                    WITHIN 1 YEAR   WITHIN 5 YEARS      YEARS           YEARS
                                                    --------------  --------------  -------------   -------------
                                                            YIELD           YIELD           YIELD           YIELD
                                                    AMOUNT   (%)    AMOUNT   (%)    AMOUNT   (%)    AMOUNT   (%)
                                                    ------  ------  ------  ------  ------  -----   ------  -----
                                                               (IN MILLIONS OF NLG EXCEPT PERCENTAGES)
Dutch government..................................   5,668     4.2   2,805     6.5   2,549   6.8     2,558   6.4
U.S. Treasury and U.S. government agencies........     791     6.5   7,946     6.1   2,352   6.6     4,625   6.1
Other OECD governments............................   4,666     3.3   5,114     6.4   9,690   5.3    13,256   6.6
Mortgage-backed securities(1).....................   1,037     7.0  15,637     6.7   4,417   6.7     8,130   5.7
Other securities..................................   2,477     4.5   9,034     6.0   2,886   6.1     2,276   5.5
Total amortized cost..............................  14,639     4.3  40,536     6.4  21,894   6.0    30,845   6.2
Total market value................................  14,660          41,837          23,505          32,372

------------------------

(1) Maturity dates have been estimated based on historical experience.

TRADING PORTFOLIOS

    The following table analyzes the book value (which equals fair market value because the trading portfolios are marked-to-market) of securities in the trading portfolios of ABN AMRO at December 31, 1998, 1997 and 1996.

                                                                             AT DECEMBER 31,
                                                                     -------------------------------
                                                                       1998       1997       1996
                                                                     ---------  ---------  ---------
                                                                          (IN MILLIONS OF NLG)
Dutch government...................................................      6,823      4,829      4,032
U.S. Treasury and U.S. government agencies.........................     12,214      9,578      4,296
Other OECD governments.............................................     58,354     24,621     14,307
Other interest-bearing securities..................................     19,271     14,584      7,812
                                                                     ---------  ---------  ---------
Total interest-bearing securities..................................     96,662     53,612     30,447
Shares.............................................................     11,571      6,820      3,668
                                                                     ---------  ---------  ---------
Total trading portfolios...........................................    108,233     60,432     34,115
                                                                     ---------  ---------  ---------
                                                                     ---------  ---------  ---------

OTHER SECURITIES

    The following table analyzes the fair market value of other securities at December 31, 1998, 1997 and 1996.

                                                1998                        1997                        1996
                                     --------------------------  --------------------------  --------------------------
                                                          FAIR                        FAIR                        FAIR
                                      BOOK   AMORTIZED   MARKET   BOOK   AMORTIZED   MARKET   BOOK   AMORTIZED   MARKET
                                     VALUE     COST      VALUE   VALUE     COST      VALUE   VALUE     COST      VALUE
                                     ------  ---------   ------  ------  ---------   ------  ------  ---------   ------
                                                                    (IN MILLIONS OF NLG)
Short-dated government paper.......   4,787    4,787      4,806  15,283   15,283     15,308   1,970    1,970      1,970
Other debt securities..............   8,333    8,191      8,038   9,165    9,157      9,126   8,304    8,275      8,233
Other bank paper...................  33,928   33,912     33,919  16,161   15,302     16,036   3,107    3,105      3,099
                                     ------  ---------   ------  ------  ---------   ------  ------  ---------   ------
Total interest-bearing
  securities.......................  47,048   46,890     46,763  40,609   39,742     40,470  13,381   13,350     13,302
Shares.............................  10,685              10,698   7,150               7,210   2,402               2,407
                                     ------              ------  ------              ------  ------              ------
Total other securities.............  57,733              57,461  47,759              47,680  15,783              15,709
                                     ------              ------  ------              ------  ------              ------
                                     ------              ------  ------              ------  ------              ------

CONCENTRATION

    At December 31, 1998, ABN AMRO held the following securities positions in issuers which exceeded 10% of its shareholders' equity at that date:

                                                                                   FAIR MARKET
                                                                    BOOK VALUE        VALUE
                                                                    -----------  ---------------
                                                                        (IN MILLIONS OF NLG)
Japanese central bank.............................................      29,012         29,012
Dutch central government..........................................      19,512         20,224
German central government.........................................      17,811         18,177
U.S. Treasury.....................................................      14,536         14,682
French central government.........................................      13,473         13,489
Italian central government........................................      11,410         11,678
Belgian central government........................................       7,620          7,631
Bank Nederlandse Gemeenten........................................       3,497          3,792
Spanish central government........................................       3,246          3,425
Austrian central government.......................................       3,085          3,255
Brazilian central government......................................       2,878          2,753
Swedish central government........................................       2,846          2,846

BANKS

    The following tables show loans to banks at December 31, 1998, 1997 and 1996, and an analysis of their remaining life at December 31, 1998.

LOANS TO BANKS

                                                                           AT DECEMBER 31,
                                                                   -------------------------------
                                                                     1998       1997       1996
                                                                   ---------  ---------  ---------
                                                                        (IN MILLIONS OF NLG)
The Netherlands..................................................     47,685     70,374     67,965
North America....................................................      6,545      6,929      3,981
Rest of the world................................................     79,963     62,882     48,332
                                                                   ---------  ---------  ---------
Total loans to banks (gross).....................................    134,193    140,185    120,278
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

MATURITIES

                                                                         AFTER 1 YEAR AND
                                                          WITHIN 1 YEAR   WITHIN 5 YEARS     AFTER 5 YEARS     TOTAL
                                                          -------------  -----------------  ---------------  ---------
                                                                              (IN MILLIONS OF NLG)
The Netherlands.........................................        46,201             992               492        47,685
North America...........................................         6,386             159            --             6,545
Rest of the world.......................................        78,779             839               345        79,963
                                                          -------------          -----               ---     ---------
Total loans to banks (gross)............................       131,366           1,990               837       134,193
                                                          -------------          -----               ---     ---------
                                                          -------------          -----               ---     ---------

LOANS

    ABN AMRO's loan portfolio consists of loans, overdrafts, assets subject to operating leases, finance lease receivables to governments, corporations and consumers and reverse repurchase agreements. The following table analyzes this portfolio by sector at the dates indicated.

                                                                    AT DECEMBER 31,
                                                 -----------------------------------------------------
                                                   1998       1997       1996       1995       1994
                                                 ---------  ---------  ---------  ---------  ---------
                                                                 (IN MILLIONS OF NLG)
Public sector..................................     16,161     14,948     16,199     17,800     19,682
Commercial.....................................    244,076    224,490    205,251    192,175    174,584
Retail.........................................    160,295    141,233     97,822     85,331     77,981
                                                 ---------  ---------  ---------  ---------  ---------
Total private sector...........................    404,371    365,723    303,073    277,506    252,565
Total loans (gross) excluding professional
  securities transactions......................    420,532    380,671    319,272    295,306    272,247
Professional securities transactions(1)........     75,055     69,131     17,731      5,562      5,140
                                                 ---------  ---------  ---------  ---------  ---------
Total loans (gross) including professional
  securities transactions......................    495,587    449,802    337,003    300,868    277,387
                                                 ---------  ---------  ---------  ---------  ---------
                                                 ---------  ---------  ---------  ---------  ---------
Total loans (net)(2)...........................    485,944    443,178    331,600    292,674    270,699
                                                 ---------  ---------  ---------  ---------  ---------
                                                 ---------  ---------  ---------  ---------  ---------

------------------------

(1) Professional securities transactions for 1998, 1997 and 1996 include receivables from professional securities transactions. Receivables from professional securities transactions are included in commercial loans for 1995 and 1994.

(2) The difference between total loans (gross) and total loans (net) represents ABN AMRO's specific allowance for loan losses and, in 1995 and 1994, the portion of the Provision for general contingencies allocated to the balance sheet item Loans. For a discussion of ABN AMRO's provisioning policy, see "--Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses."

    ABN AMRO's lease portfolio aggregated NLG 19,201 million, NLG 15,775 million and NLG 13,427 million at December 31, 1998, 1997, and 1996, respectively. At December 31, 1998, the lease portfolio was comprised of finance lease receivables of NLG 6,531 million and assets subject to operating leases of NLG 12,670 million.

    In addition to loans, at December 31, 1998, ABN AMRO had loan commitments, guarantees, letters of credit, endorsements and similar parties, amounting to NLG 261,302 million, of which NLG 195,870 million represented undrawn loan facilities.

OUTSTANDING LOANS BY REGION

    The following table analyzes ABN AMRO's loans by region at the dates indicated.

                                                                                AT DECEMBER 31,
                                                             -----------------------------------------------------
                                                               1998       1997       1996       1995       1994
                                                             ---------  ---------  ---------  ---------  ---------

                                                                             (IN MILLIONS OF NLG)
THE NETHERLANDS
Public sector..............................................     11,211     11,087     12,502     14,687     16,647
Commercial.................................................     95,049     93,555     88,785     88,919     81,390
Retail.....................................................    100,697     84,288     71,226     63,956     60,206
                                                             ---------  ---------  ---------  ---------  ---------
                                                               206,957    188,930    172,513    167,562    158,243
NORTH AMERICA
Public sector..............................................      1,324      1,348      1,116        928      1,079
Commercial.................................................     56,104     47,845     45,096     35,691     33,200
Retail.....................................................     44,890     47,333     19,062     15,538     12,427
                                                             ---------  ---------  ---------  ---------  ---------
                                                               102,318     96,526     65,274     52,157     46,706
REST OF THE WORLD
Public sector..............................................      3,626      2,513      2,581      2,185      1,956
Commercial.................................................     92,923     83,090     71,370     67,565     59,994
Retail.....................................................     14,708      9,612      7,534      5,837      5,348
                                                             ---------  ---------  ---------  ---------  ---------
                                                               111,257     95,215     81,485     75,587     67,298
                                                             ---------  ---------  ---------  ---------  ---------
Total loans (gross)........................................    420,532    380,671    319,272    295,306    272,247
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------

MATURITIES

    The following table provides an analysis of loan maturities at December 31, 1998. Determinations of maturities are based on contract terms.

                                                                           AFTER 1 YEAR
                                                                                AND
                                                                             WITHIN 5       AFTER 5
                                                            WITHIN 1 YEAR      YEARS         YEARS        TOTAL
                                                            -------------  -------------  ------------  ---------
                                                                            (IN MILLIONS OF NLG)
The Netherlands...........................................        71,537        29,017        106,403     206,957
North America.............................................        30,483        30,364         41,471     102,318
Rest of the World.........................................        77,845        22,545         10,867     111,257
                                                            -------------       ------    ------------  ---------
Total Loans (gross).......................................       179,865        81,926        158,741     420,532
                                                            -------------       ------    ------------  ---------
                                                            -------------       ------    ------------  ---------

INTEREST RATE SENSITIVITY

    The following table analyzes at December 31, 1998 the interest rate sensitivity of loans due after one year.

                                                           AT                                   AT
                                                        VARIABLE              AT            FIXED RATE
                                                         RATE(1)      ADJUSTABLE RATE (2)       (3)         TOTAL
                                                     ---------------  -------------------  -------------  ---------
                                                                          (IN MILLIONS OF NLG)
DUE AFTER 1 AND WITHIN 5 YEARS
The Netherlands....................................         3,250              3,301            22,466       29,017
North America......................................        12,957              3,302            14,105       30,364
Rest of the world..................................        10,700              4,138             7,707       22,545
DUE AFTER 5 YEARS
The Netherlands....................................         2,154             75,202            29,047      106,403
North America......................................         2,938             17,010            21,523       41,471
Rest of the world..................................         4,641              1,584             4,642       10,867

------------------------

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

                                                                                AT DECEMBER 31,
                                                             -----------------------------------------------------
                                                               1998       1997       1996       1995       1994
                                                             ---------  ---------  ---------  ---------  ---------

                                                                             (IN MILLIONS OF NLG)
COMMERCIAL
Public authority guarantees................................     12,062     14,841     15,489     12,307     12,200
Mortgages..................................................     34,343     35,133     30,968     29,403     29,356
Securities.................................................      5,948      4,691      7,320     12,553      9,333
Bank guarantees............................................      6,817      5,952      4,659      2,316      1,968
Other types of collateral and unsecured....................    184,906    163,873    146,815    135,596    121,727
                                                             ---------  ---------  ---------  ---------  ---------
                                                               244,076    224,490    205,251    192,175    174,584
RETAIL
Public authority guarantees................................      7,924      8,005      8,428     10,333     10,283
Mortgages..................................................    111,339     96,823     59,931     53,226     46,089
Other types of collateral and unsecured....................     41,032     36,405     29,463     21,772     21,609
                                                             ---------  ---------  ---------  ---------  ---------
                                                               160,295    141,233     97,822     85,331     77,981
                                                             ---------  ---------  ---------  ---------  ---------
Total private sector loans (gross).........................    404,371    365,723    303,073    277,506    252,565
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
Total private sector loans (net) (1).......................    394,928    359,153    297,734    269,312    245,877
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------

------------------------

(1) The difference between total private sector loans (gross) and total private sector loans (net) represents ABN AMRO's specific allowance for loan losses and in the years 1995 and 1994 the portion of the Provision for general contingencies allocated to the balance sheet item Loans. For a discussion of ABN AMRO's provisioning policy, see "--Analysis of Loan Loss Experience:
    Provisions and Allowances for Loan Losses."

COMMERCIAL LOANS BY INDUSTRY

    The following table analyzes commercial loans by industry at the dates indicated.

                                                                                AT DECEMBER 31,
                                                             -----------------------------------------------------
                                                               1998       1997       1996       1995       1994
                                                             ---------  ---------  ---------  ---------  ---------

                                                                             (IN MILLIONS OF NLG)
Agriculture, mining and energy.............................     19,739     18,611     19,961     13,587     13,895
Manufacturing..............................................     58,726     50,346     50,807     45,597     41,338
Construction and real estate...............................     27,819     22,445     18,672     19,630     15,942
Wholesale and retail trade.................................     38,645     34,814     33,085     34,395     33,452
Transportation and communications..........................     21,085     19,921     16,269     15,905     14,600
Financial services.........................................     36,026     35,288     27,755     20,244     17,469
Business services..........................................     18,680     19,913     15,097     19,331     18,006
Education, health care and other services..................     23,356     23,152     23,605     23,486     19,882
                                                             ---------  ---------  ---------  ---------  ---------
Total commercial loans (gross).............................    244,076    224,490    205,251    192,175    174,584
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------

    Set forth below is an analysis of ABN AMRO's loan portfolio by region. The loan portfolio of ABN AMRO's Dutch, European and North American operations comprised 86.1% of ABN AMRO's total loan portfolio at December 31, 1998. The remainder of the total loan portfolio at December 31, 1998 is comprised 8.1% from Asian operations, 4.9% from South and Central American operations and 0.9% from Middle East and African operations.

NETHERLANDS LOAN PORTFOLIO

    The Netherlands loan portfolio is comprised of loans made from offices and branches located in The Netherlands. The following tables analyze, at the dates indicated, the Netherlands loan portfolio by location of the borrower, and, in the case of private sector loans, type of collateral and industry of the borrower.

LOANS BY CUSTOMER LOCATION

                                                                                AT DECEMBER 31,
                                                             -----------------------------------------------------
                                                               1998       1997       1996       1995       1994
                                                             ---------  ---------  ---------  ---------  ---------

                                                                             (IN MILLIONS OF NLG)
PUBLIC SECTOR
The Netherlands............................................      8,132      8,207     10,691     12,861     14,546
Rest of Europe.............................................      1,897      1,977      1,198      1,182      1,297
North America..............................................        211         73         71         73         84
Rest of the world..........................................        971        830        542        571        720
                                                             ---------  ---------  ---------  ---------  ---------
                                                                 3,079      2,880      1,811      1,826      2,101
                                                             ---------  ---------  ---------  ---------  ---------
Total public sector loans (gross)..........................     11,211     11,087     12,502     14,687     16,647
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
PRIVATE SECTOR
The Netherlands............................................    179,580    161,609    149,767    141,613    131,450
Rest of Europe.............................................      4,595      5,871      5,808      6,102      5,339
North America..............................................      3,688      4,990      1,175      1,165        786
Rest of the world..........................................      7,883      5,373      3,261      3,995      4,021
                                                             ---------  ---------  ---------  ---------  ---------
                                                                16,166     16,234     10,244     11,262     10,146
                                                             ---------  ---------  ---------  ---------  ---------
Total private sector loans (gross).........................    195,746    177,843    160,011    152,875    141,596
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------

PRIVATE SECTOR LOANS BY TYPE OF COLLATERAL

                                                                                AT DECEMBER 31,
                                                             -----------------------------------------------------
                                                               1998       1997       1996       1995       1994
                                                             ---------  ---------  ---------  ---------  ---------

                                                                             (IN MILLIONS OF NLG)
COMMERCIAL
Public authority guarantee.................................      7,652      8,767      9,658      7,616      7,752
Mortgages..................................................     20,944     23,390     21,749     22,348     21,847
Securities.................................................      2,583      1,627      2,434      7,289      5,460
Bank guarantees............................................        900        483        457        537        238
Other types of collateral and unsecured....................     62,970     59,288     54,487     51,129     46,093
                                                             ---------  ---------  ---------  ---------  ---------
                                                                95,049     93,555     88,785     88,919     81,390
RETAIL
Public authority guarantees................................      7,919      7,983      8,405      9,676      9,983
Mortgages..................................................     67,758     52,744     42,006     38,536     32,383
Other types of collateral and unsecured....................     25,020     23,561     20,815     15,744     17,840
                                                             ---------  ---------  ---------  ---------  ---------
                                                               100,697     84,288     71,226     63,956     60,206
                                                             ---------  ---------  ---------  ---------  ---------
Total private sector loans (gross).........................    195,746    177,843    160,011    152,875    141,596
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------

COMMERCIAL LOANS BY INDUSTRY

                                                                                      AT DECEMBER 31,
                                                                   -----------------------------------------------------
                                                                     1998       1997       1996       1995       1994
                                                                   ---------  ---------  ---------  ---------  ---------

                                                                                   (IN MILLIONS OF NLG)
Agriculture, mining and energy...................................      8,062      8,526      8,815      8,609      8,740
Manufacturing....................................................     16,942     14,262     15,579     15,506     14,911
Construction and real estate.....................................      8,564      7,902      8,478      9,482      6,068
Wholesale and retail trade.......................................     16,612     15,566     16,382     18,589     18,854
Transportation and communications................................      7,127      6,433      5,616      7,250      7,142
Financial services...............................................     19,608     18,006     14,459     10,939      9,756
Business services................................................      7,367      9,887      6,883      6,232      6,580
Education, health care and other services........................     10,767     12,973     12,573     12,312      9,339
                                                                   ---------  ---------  ---------  ---------  ---------
Total commercial loans (gross)...................................     95,049     93,555     88,785     88,919     81,390
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------  ---------

EUROPEAN LOAN PORTFOLIO

    The European loan portfolio is comprised of loans made from offices and branches located in Europe (excluding The Netherlands).

    The following tables analyze, at the dates indicated, the European private sector loan portfolio by type of collateral and industry of the borrower.

PRIVATE SECTOR LOANS BY TYPE OF COLLATERAL

                                                                                      AT DECEMBER 31,
                                                                   -----------------------------------------------------
                                                                     1998       1997       1996       1995       1994
                                                                   ---------  ---------  ---------  ---------  ---------

                                                                                   (IN MILLIONS OF NLG)
COMMERCIAL
Public authority guarantee.......................................      2,097      3,348      4,603      2,620      2,575
Mortgages........................................................      1,876      1,170      1,485        739        665
Securities.......................................................      1,072        941         72      3,801      2,307
Bank guarantees..................................................      1,430      2,724      1,181        311        272
Other types of collateral and unsecured..........................     40,293     39,150     34,518     37,373     35,047
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                      46,768     47,333     41,859     44,844     40,866
RETAIL
Public authority guarantees......................................     --            102          5        580        300
Mortgages........................................................        580        618        779        769      1,370
Other types of collateral and unsecured..........................      2,404      1,889      1,705      1,437        524
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                       2,984      2,609      2,489      2,786      2,194
                                                                   ---------  ---------  ---------  ---------  ---------
Total private sector loans (gross)...............................     49,752     49,942     44,348     47,630     43,060
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------  ---------

COMMERCIAL LOANS BY INDUSTRY

                                                                                      AT DECEMBER 31,
                                                                   -----------------------------------------------------
                                                                     1998       1997       1996       1995       1994
                                                                   ---------  ---------  ---------  ---------  ---------

                                                                                   (IN MILLIONS OF NLG)
Agriculture, mining and energy...................................      3,078      4,302      3,058      2,466      2,855
Manufacturing....................................................     13,306     10,094     11,223     11,271     11,772
Construction and real estate.....................................      2,891      3,100      2,808      5,127      3,419
Wholesale and retail trade.......................................      7,821      7,542      6,799      5,178      4,830
Transportation and communications................................      5,006      6,687      5,327      3,604      2,625
Financial services...............................................      6,242      7,426      6,145      6,937      6,197
Business services................................................      4,203      4,432      3,893      5,584      5,052
Education, health care and other services........................      4,221      3,750      2,606      4,677      4,116
                                                                   ---------  ---------  ---------  ---------  ---------
Total commercial loans (gross)...................................     46,768     47,333     41,859     44,844     40,866
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------  ---------

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

PRIVATE SECTOR LOANS BY TYPE OF COLLATERAL

                                                                                AT DECEMBER 31,
                                                          -----------------------------------------------------------
                                                            1998       1997          1996          1995       1994
                                                          ---------  ---------  ---------------  ---------  ---------

                                                                             (IN MILLIONS OF NLG)
COMMERCIAL
Public authority guarantees.............................      1,833      1,539           819         1,206      1,268
Mortgages...............................................     11,396      9,499         6,619         5,743      6,418
Securities..............................................        847        648           722           757        456
Bank guarantees.........................................        174        158           187            56         97
Other types of collateral and unsecured.................     43,251     36,001        36,749        27,929     24,961
                                                          ---------  ---------        ------     ---------  ---------
                                                             57,501     47,845        45,096        35,691     33,200
RETAIL
Public authority guarantees.............................          4         21            18            --         --
Mortgages...............................................     40,109     40,793        15,492        12,684     11,503
Other types of collateral and unsecured.................      4,836      6,519         3,552         2,854        924
                                                          ---------  ---------        ------     ---------  ---------
                                                             44,949     47,333        19,062        15,538     12,427
                                                          ---------  ---------        ------     ---------  ---------
Total private sector loans (gross)......................    102,450     95,178        64,158        51,229     45,627
                                                          ---------  ---------        ------     ---------  ---------
                                                          ---------  ---------        ------     ---------  ---------

COMMERCIAL LOANS BY INDUSTRY

                                                                                      AT DECEMBER 31,
                                                                   -----------------------------------------------------
                                                                     1998       1997       1996       1995       1994
                                                                   ---------  ---------  ---------  ---------  ---------

                                                                                   (IN MILLIONS OF NLG)
Agriculture, mining and energy...................................      5,948      5,216      5,595      1,800      1,618
Manufacturing....................................................     13,012     12,422     14,179     12,613      9,814
Construction and real estate.....................................     13,371      9,686      5,871      4,294      5,699
Wholesale and retail trade.......................................      7,829      5,668      6,346      6,609      6,155
Transportation and communications................................      5,496      3,336      3,244      2,910      2,949
Financial services...............................................      4,239      3,266      1,020      1,812      1,121
Business services................................................      3,706      3,044      3,134      1,982      1,495
Education, health care and other services........................      3,900      5,207      5,707      3,671      4,349
                                                                   ---------  ---------  ---------  ---------  ---------
Total commercial loans (gross)...................................     57,501     47,845     45,096     35,691     33,200
                                                                   ---------  ---------  ---------  ---------  ---------
                                                                   ---------  ---------  ---------  ---------  ---------

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

    ABN AMRO also establishes specific allowances for country risk. Country risk concerns a country's inability to service its external debt, as often evidenced by rescheduling or payment arrears. Specific allowances for country risk are based on provisioning level ranges suggested by the Dutch Central Bank. See "Item 9--Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information concerning specific allowances for country risk.

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

    The following table shows ABN AMRO's specific allowances for loan losses and for country risk.

                                                                                           AT DECEMBER 31,
                                                                        -----------------------------------------------------
                                                                          1998       1997       1996       1995       1994
                                                                        ---------  ---------  ---------  ---------  ---------

                                                                                        (IN MILLIONS OF NLG)
The Netherlands.......................................................      2,562      2,616      2,609      2,913      3,456
North America.........................................................        544        610        406        316        376
Rest of the world.....................................................      5,965      3,151      2,278      2,213      1,856
                                                                        ---------  ---------  ---------  ---------  ---------
Total specific allowances for loan losses.............................      9,071      6,377      5,293      5,442      5,688
Specific allowances for country risk..................................      1,088        903        921      1,055      1,584
                                                                        ---------  ---------  ---------  ---------  ---------
Total specific allowances.............................................     10,159      7,280      6,214      6,497      7,272
                                                                        ---------  ---------  ---------  ---------  ---------
                                                                        ---------  ---------  ---------  ---------  ---------

    Due to the situation in Asia and the acquisition of Bank of Asia and Banco Real, the average risk profile of the Bank's loan portfolio increased during 1998. Nonperforming loans as a percentage of total private sector loans (gross) increased to 2.39% in 1998 from 1.59% in 1997 after declining from 1.87% and 2.14% in 1996 and 1995, respectively. On balance, the quality of the loan portfolio remains good. The Dutch economy continued to be strong, with the level of doubtful loans increasing only moderately despite volume growth. Strong economies in the United States and certain other countries in which ABN AMRO has substantial operations were also reflected in a continuation of a low level of specific provisioning for individual credits in those countries. Although ABN AMRO operates in most of the countries affected by the financial crises in Asia and Latin America, its exposure in terms of loans and trading portfolios in those countries is relatively small compared to the Bank's worldwide credit business. As a result, higher provisions taken in response to the Asia and Latin America crises were offset by lower provisions elsewhere. Accordingly, the specific provisions for loan losses as a percentage of total private sector loans (gross) was 0.35% in 1998, as compared to 0.36% and 0.46% in 1997 and 1996, respectively. At December 31, 1998, total specific allowances were NLG 2,879 million or 39.5% higher than at December 31, 1997, primarily as a result of the acquisitions of Banco Real and Bank of Asia, specific allowances for additional countries required under Dutch Central Bank guidelines (including South Korea and Thailand) and as a result of increased credit risk in certain countries. Specific allowances for loan losses as a percentage of total private sector loans (gross) increased to 2.24% at December 31, 1998, as compared to 1.74% and 1.75% at December 31, 1997 and 1996, respectively.

    Provision for loan losses rose from NLG 1,205 million in 1997 to NLG 2,073 million in 1998. In light of losses on transactions with Russian banks and increased cross-border exposure to a number of countries, including Indonesia, Thailand and Pakistan, NLG 668 million was added to provision for loan losses. In 1997, NLG 106 million had been released for cross-border risks. The remaining addition in 1998 of NLG 1,405 million to provision for loan losses related to specific bad debt provisions, which were higher particularly in Asia and Brazil but lower in The Netherlands and North America. In 1997, specific bad debt provisions totaled NLG 1,311 million. The additions made to provisions at the end of 1997 for developments in Asia were allocated to specific loan losses in 1998. As a result, NLG 223 million was released from the fund for general banking risks in 1998.

    In determining the net asset value of the Bank's 1998 acquisitions, especially Banco Real, the Bank has taken into account the increased exposure in the relevant countries. Accordingly, an extra addition was made to the fund for general banking risks during 1998, resulting in the level of NLG 2,513 million at December 31, 1998 being slightly above the Bank's standard of 50 basis points of risk-weighted total assets. The combined provision for loan losses and addition to / release from the fund for general banking risks amounted to NLG 1,850 million in 1998 compared to NLG 1,600 million in 1997.

    The table below shows, for the five years ended December 31, 1998, the composition of the aggregate charge to income regarding the specific provision for loan losses and additions to the Fund for general banking risks for 1998, 1997 and 1996 and for the provision for general contingencies for 1995 and 1994.

                                                                           1998       1997       1996       1995       1994
                                                                         ---------  ---------  ---------  ---------  ---------
                                                                                         (IN MILLIONS OF NLG)
Net provisions for loan losses(1)......................................      1,405      1,311      1,407        857      1,236
Net provisions for country risk(1).....................................        668       (106)      (153)      (135)      (253)
                                                                         ---------  ---------  ---------  ---------  ---------
Total specific provisions..............................................      2,073      1,205      1,254        722        983
Addition to Fund for general banking risks.............................       (223)       395         --         --         --
Addition to provision for general contingencies........................         --         --        146        678        517
                                                                         ---------  ---------  ---------  ---------  ---------
Total charge against profit............................................      1,850      1,600      1,400      1,400      1,500
                                                                         ---------  ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------  ---------

------------------------

(1) Net of recoveries and releases. See "--Movements in Specific Allowances for Loan Losses" and "--Movements in Specific Allowances for Country Risk."

    The following tables analyze the movements of the specific allowances for loan losses and country risk: amounts written off (net of recoveries), new provisions charged against profit (increases and releases) and growth of the allowance as a consequence of the charge of interest to doubtful loans. The allowance for interest in suspense is included in the specific allowance for loan losses.

MOVEMENTS IN SPECIFIC ALLOWANCES FOR LOAN LOSSES

                                                                       1998       1997       1996       1995       1994
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                                     (IN MILLIONS OF NLG)
Balance at beginning of year.......................................      6,377      5,293      5,442      5,688      5,290
Acquisitions, currency translation differences and other
  adjustments......................................................      2,110        514       (197)       (70)      (128)
Amounts written off
  The Netherlands..................................................       (412)      (398)      (837)      (795)      (455)
  North America....................................................       (525)      (356)      (303)      (198)      (366)
  Rest of the world................................................       (224)      (271)      (514)      (313)      (246)
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                        (1,161)    (1,025)    (1,654)    (1,306)    (1,067)
Recoveries.........................................................        169        119        107         83        176
Subtotal...........................................................      7,495      4,901      3,698      4,395      4,271
Provision for interest in suspense.................................        171        165        188        190        181
New and increased specific provisions
  The Netherlands..................................................        532        601      1,010        822      1,264
  North America....................................................        447        595        364        263        326
  Rest of the world................................................      1,555        839        820        781        556
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                         2,534      2,035      2,194      1,866      2,146
Releases of specific provisions
  The Netherlands..................................................       (240)      (251)      (306)      (673)      (416)
  North America....................................................       (291)      (128)      (183)      (126)      (156)
  Rest of the world................................................       (429)      (226)      (191)      (127)      (162)
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                          (960)      (605)      (680)      (926)      (734)
Recoveries
  The Netherlands..................................................        (13)        (5)        (6)       (16)      (102)
  North America....................................................       (102)       (92)       (70)       (47)       (67)
  Rest of the world................................................        (54)       (22)       (31)       (20)        (7)
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                          (169)      (119)      (107)       (83)      (176)
New and increased specific provisions (net)........................      1,405      1,311      1,407        857      1,236
                                                                     ---------  ---------  ---------  ---------  ---------
Balance at end of year.............................................      9,071      6,377      5,293      5,442      5,688
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------  ---------  ---------

MOVEMENTS IN SPECIFIC ALLOWANCES FOR COUNTRY RISK

                                                                            1998       1997       1996       1995       1994
                                                                          ---------  ---------  ---------  ---------  ---------
                                                                                          (IN MILLIONS OF NLG)
Balance at beginning of year............................................        903        921      1,055      1,584      2,360
Acquisitions, currency translation differences and other adjustments....        (69)        88         35        (72)      (106)
Amounts written off.....................................................       (414)        --         --       (177)      (160)
Provisions charged (released) against profit............................        668       (106)      (153)      (135)      (253)
Provision for interest in suspense......................................         --         --         --         --        (12)
Purchase/sale LDCs......................................................         --         --        (16)      (145)      (245)
                                                                          ---------        ---  ---------  ---------  ---------
Balance at end of year..................................................      1,088        903        921      1,055      1,584
                                                                          ---------        ---  ---------  ---------  ---------
                                                                          ---------        ---  ---------  ---------  ---------

SPECIFIC ALLOWANCE FOR LOAN LOSSES BY INDUSTRY

    The following table analyzes the allowance for loan losses by industry at December 31, 1998, 1997, 1996, 1995 and 1994.

                                                                                            AT DECEMBER 31,
                                                                         -----------------------------------------------------
                                                                           1998       1997       1996       1995       1994
                                                                         ---------  ---------  ---------  ---------  ---------

                                                                                         (IN MILLIONS OF NLG)
Agriculture, mining and energy.........................................        348        311        160        125        182
Manufacturing..........................................................      3,411      1,246      1,129        890        907
Construction and real estate...........................................        419        471        447        674        767
Wholesale and retail trade.............................................      1,294      1,183        956      1,027      1,062
Transportation and communications......................................        458        563        459        282        242
Financial services.....................................................        935        669        538        433        449
Business services......................................................        501        558        351        593        649
Education, health care and other services..............................        610        539        468        759        885
                                                                         ---------  ---------  ---------  ---------  ---------
Total commercial.......................................................      7,976      5,540      4,508      4,783      5,143
Retail.................................................................      1,095        837        785        659        545
                                                                         ---------  ---------  ---------  ---------  ---------
Total private sector...................................................      9,071      6,377      5,293      5,442      5,688
                                                                         ---------  ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------  ---------

    The following table analyzes the percentage of loans in each industry to total private sector loans at December 31, 1998, 1997, 1996, 1995 and 1994.

                                                                                            AT DECEMBER 31,
                                                                         -----------------------------------------------------
                                                                           1998       1997       1996       1995       1994
                                                                         ---------  ---------  ---------  ---------  ---------

                                                                                           (IN PERCENTAGES)
Agriculture, mining and energy.........................................        4.9        5.0        6.4        4.9        5.5
Manufacturing..........................................................       14.5       13.8       16.3       16.4       16.4
Construction and real estate...........................................        6.9        6.1        6.0        7.1        6.3
Wholesale and retail trade companies...................................        9.6        9.5       10.6       12.4       13.2
Transportation and communications......................................        5.2        5.5        5.2        5.7        5.8
Financial services.....................................................        8.9        9.7       11.6        7.3        6.9
Business services......................................................        4.6        5.4        4.8        7.0        7.1
Education, health care and other services..............................        5.8        6.4        7.6        8.5        7.9
                                                                         ---------  ---------  ---------  ---------  ---------
Total commercial.......................................................       60.4       61.4       68.5       69.3       69.1
Retail.................................................................       39.6       38.6       31.5       30.7       30.9
                                                                         ---------  ---------  ---------  ---------  ---------
Total private sector...................................................      100.0      100.0      100.0      100.0      100.0
                                                                         ---------  ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------  ---------

NET SPECIFIC PROVISIONS FOR LOAN LOSSES BY INDUSTRY

    The following table analyzes net specific provisions for loan losses (inclusive of provision for interest in suspense) by industry for 1998, 1997, 1996, 1995 and 1994.

                                                                           1998       1997       1996       1995       1994
                                                                         ---------  ---------  ---------  ---------  ---------
                                                                                         (IN MILLIONS OF NLG)
Agriculture, mining and energy.........................................        108        148         93         --         43
Manufacturing..........................................................        549        249        279        137        213
Construction and real estate...........................................         13         74         72        130        367
Wholesale and retail trade companies...................................        187        295        306        209        115
Transportation and communications......................................         58         40        146         61         82
Financial services.....................................................          8         78         53         16         30
Business services......................................................         84        201         88        111        140
Education, health care and other services..............................        125         53        231        106        218
                                                                         ---------  ---------  ---------  ---------  ---------
Total commercial.......................................................      1,132      1,138      1,268        770      1,208
Retail.................................................................        444        338        327        277        209
                                                                         ---------  ---------  ---------  ---------  ---------
Total private sector...................................................      1,576      1,476      1,595      1,047      1,417
of which interest in suspense..........................................        171        165        188        190        181
                                                                         ---------  ---------  ---------  ---------  ---------
Total specific provisions (net)........................................      1,405      1,311      1,407        857      1,236
                                                                         ---------  ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------  ---------

ANALYSIS OF WRITE-OFFS BY INDUSTRY

    The following table analyzes the amounts written off by industry during 1998, 1997, 1996, 1995 and 1994.

                                                                           1998       1997       1996       1995       1994
                                                                         ---------  ---------  ---------  ---------  ---------
                                                                                         (IN MILLIONS OF NLG)
Agriculture, mining and energy.........................................         41         47         46         55         31
Manufacturing..........................................................         99        101        289        166        133
Construction and real estate...........................................         71         70        305        241        268
Wholesale and retail trade.............................................        147        284        237        226        113
Transportation and communications......................................         55         54         75         25         42
Financial services.....................................................        110         35         90         18         26
Business services......................................................         80         74        148        179         55
Education, health care and other services..............................        141        108        170        217        200
                                                                         ---------  ---------  ---------  ---------  ---------
Total commercial.......................................................        744        773      1,360      1,127        868
Retail.................................................................        417        252        294        179        199
                                                                         ---------  ---------  ---------  ---------  ---------
Total private sector...................................................      1,161      1,025      1,654      1,306      1,067
                                                                         ---------  ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------  ---------

POTENTIAL CREDIT RISK LOANS

    The table below provides an analysis of ABN AMRO's doubtful loans for 1998, 1997, 1996, 1995 and 1994. "Doubtful loans" are all loans classified as "doubtful or "loss" for which in general a specific provision has been made, although doubtful loans can still be performing. The amounts are stated before deduction of the value of collateral held, the specific allowances carried and interest in suspense. As ABN AMRO is not required by Dutch regulations to classify loans as "non-accrual," "accruing past due," "restructured" and "potential problem" loans, as defined by the Securities and Exchange Commission, the table below is based on available data for 1998, 1997, 1996, 1995 and 1994.

DOUBTFUL LOANS

                                                                                               INTEREST      INCLUDED     INCLUDED
                                                                                                REVENUE         IN           IN
                                                                                                  NOT        INTEREST     INTEREST
                                                                                              RECOGNIZED      REVENUE      REVENUE
                                        1998       1997       1996       1995       1994       1998 (4)      1998 (5)     1997 (5)
                                      ---------  ---------  ---------  ---------  ---------  -------------  -----------  -----------
                                                                              (IN MILLIONS OF NLG)
Non-accrual loans (1)
The Netherlands.....................      1,164      1,282      1,786      1,744      1,563           96            --           --
North America.......................        341        369        463        480        671           32             1            4
Rest of the world...................      4,322        903      1,181      1,072      1,007          203            --            3
                                      ---------  ---------  ---------  ---------  ---------          ---           ---          ---
                                          5,827      2,554      3,430      3,296      3,241          331             1            7
Non-performing loans for which
  interest has been suspended (2)
The Netherlands.....................      1,303      1,101      1,026      1,285      1,286           61            --           --
North America.......................        410        668        341        395        295           35             4            2
Rest of the world...................      2,119      1,505        861        969        869           75             8           25
                                      ---------  ---------  ---------  ---------  ---------          ---           ---          ---
                                          3,832      3,274      2,228      2,649      2,450          171            12           27
Accruing loans (3)
The Netherlands.....................      3,437      4,289      3,362      3,519      4,720           --           249          242
North America.......................         57         48        203        291        147           --             4            3
Rest of the world...................      1,343        870        664        441        237           --            66           59
                                      ---------  ---------  ---------  ---------  ---------          ---           ---          ---
                                          4,837      5,207      4,229      4,251      5,104           --           319          304
                                      ---------  ---------  ---------  ---------  ---------          ---           ---          ---
Total doubtful loans................     14,496     11,035      9,887     10,196     10,795          502           332          338
                                      ---------  ---------  ---------  ---------  ---------          ---           ---          ---
                                      ---------  ---------  ---------  ---------  ---------          ---           ---          ---

                                       INCLUDED
                                          IN
                                       INTEREST
                                        REVENUE
                                       1996 (5)
                                      -----------

Non-accrual loans (1)
The Netherlands.....................          --
North America.......................           2
Rest of the world...................          --
                                             ---
                                               2
Non-performing loans for which
  interest has been suspended (2)
The Netherlands.....................          10
North America.......................          --
Rest of the world...................          10
                                             ---
                                              20
Accruing loans (3)
The Netherlands.....................         206
North America.......................           5
Rest of the world...................          31
                                             ---
                                             242
                                             ---
Total doubtful loans................         264
                                             ---
                                             ---

------------------------

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

(5) "Included in interest" is the amount of interest revenue that is recognized in the relevant year.

    The following table sets forth the outstanding principal balance of loans as of December 31, 1998, 1997, 1996, 1995 and 1994 that were restructured.

                                                          1998         1997         1996         1995         1994
                                                          -----        -----        -----        -----        -----
The Netherlands......................................          --           --           49           82           68
North America........................................          34           35            5            8           20
Rest of the world....................................         696           95          317          367          458
                                                              ---          ---          ---          ---          ---
                                                              730          130          371          457          546
                                                              ---          ---          ---          ---          ---
                                                              ---          ---          ---          ---          ---

                                                         INCLUDED IN      INCLUDED IN      INCLUDED IN
                                                          INTEREST         INTEREST         INTEREST
                                                           REVENUE          REVENUE          REVENUE
                                                            1998             1997             1996
                                                       ---------------  ---------------  ---------------
The Netherlands......................................            --               --               --
North America........................................             2                1               --
Rest of the world....................................           110               22               35
                                                                                  --               --
                                                                ---
                                                                112               23               35
                                                                                  --               --
                                                                                  --               --
                                                                ---
                                                                ---

COUNTRY RISK EXPOSURE AND RELATED SPECIFIC ALLOWANCES

    The following table sets ABN AMRO's country risk exposure and related specific allowances at December 31, 1998, 1997 and 1996.

                                                                  AT DECEMBER 31,
                                                          -------------------------------
                                                            1998       1997       1996
                                                          ---------  ---------  ---------

                                                            (IN MILLIONS OF NLG EXCEPT
                                                                   PERCENTAGES)
Country risk exposure...................................      3,918      2,079      2,727
Country risk specific allowances........................     (1,088)      (903)      (921)
Net exposure............................................      2,830      1,176      1,806
Net exposure as a percentage of group capital...........        5.3%       2.2%       4.5%

    Total country risk exposure, excluding trade debts, increased by NLG 1,839 million in 1998, mainly due to the addition of a number of new countries for which allowances for country risk are established. Specific allowances for country risk represented 28% of total country risk exposure at December 31, 1998, as compared to 43% at December 31, 1997 and 34% at December 31, 1996. Of the total country risk exposure at December 31, 1998, NLG 800 million, or 20%, was collateralized mainly by U.S. Treasury zero coupon bonds issued as part of Brady restructurings. This collateral is designed to cover fully the principal due on maturity. In determining specific allowances for country risk the estimated current value of this collateral has been taken into account.

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

    Cross-border outstandings exceeding 1% of total assets at December 31, 1998, 1997 and 1996 are shown in the following table. These figures are not netted for any legally enforceable written guarantees of principal or interest by domestic or other non-local third parties. At the dates below, there are no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal. The table does not include off-balance sheet items.

                                                            PERCENTAGE OF
                                                                TOTAL          TOTAL                             PRIVATE
                                                               ASSETS         AMOUNT      BANKS    GOVERNMENT    SECTOR
                                                          -----------------  ---------  ---------  -----------  ---------
                                                                      (IN MILLIONS OF NLG EXCEPT PERCENTAGES)
DECEMBER 31, 1998
United Kingdom..........................................            5.0         47,175     23,975       3,887      19,313
United States...........................................            3.4         32,849      7,773       6,864      18,212
Germany.................................................            3.4         32,665     10,882      20,147       1,636
France..................................................            2.5         23,944     14,267       7,444       2,233
Belgium.................................................            2.3         22,272     11,859       7,392       3,021
Italy...................................................            2.1         19,480      5,875      11,795       1,810
Brazil..................................................            1.2         11,194        689       3,058       7,447

                                                            PERCENTAGE OF
                                                                TOTAL          TOTAL                             PRIVATE
                                                               ASSETS         AMOUNT      BANKS    GOVERNMENT    SECTOR
                                                          -----------------  ---------  ---------  -----------  ---------
                                                                      (IN MILLIONS OF NLG EXCEPT PERCENTAGES)
DECEMBER 31, 1997
United Kingdom..........................................            5.6         46,879     21,874       2,685      22,320
United States...........................................            3.0         25,018      5,133       6,193      13,692
Germany.................................................            2.7         22,894     11,294      10,165       1,435
Belgium.................................................            1.9         15,520     10,124       2,193       3,203
Japan...................................................            1.8         15,356     10,560         259       4,537
France..................................................            1.8         14,893     11,236         640       3,017
Italy...................................................            1.6         12,999      7,243       4,037       1,719

DECEMBER 31, 1996
United Kingdom..........................................            3.9         23,171     16,688         212       6,271
Germany.................................................            2.6         15,361      7,662       7,044         655
Japan...................................................            2.4         14,186     10,266          --       3,920
United States...........................................            2.1         12,681      8,325       1,814       2,542
France..................................................            1.6          9,372      7,098         435       1,839
Belgium.................................................            1.5          9,047      6,408         402       2,237
Singapore...............................................            1.2          7,191      6,441          --         750
Luxembourg..............................................            1.1          6,492      5,359           1       1,132

CROSS-BORDER OUTSTANDINGS BETWEEN 0.75% AND 1% OF TOTAL ASSETS

    Cross-border outstandings to borrowers in countries in which such outstandings amounted to between 0.75% and 1% of total assets totaled NLG 7,304 million at December 31, 1998 and related entirely to Switzerland. At December 31, 1997, these outstandings totaled NLG 13,017 million and related to Sweden and Switzerland. At December 31, 1996 these outstandings totaled NLG 16,527 million and related to Italy, Sweden and Switzerland.

LOAN CONCENTRATIONS

    One of the principal factors influencing the quality of ABN AMRO's earnings and loan portfolio is diversification of loans by region, industry and borrower. A concentration exists when loans are made to a multiple number of borrowers engaged in similar activities all of whom are subject to roughly the same effects of economic conditions or other changes. At December 31, 1998, there was no concentration of loans exceeding 10% of ABN AMRO's total loans (gross).

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

                                                                       1998                      1997              1996
                                                             ------------------------  ------------------------  ---------
                                                              AVERAGE      AVERAGE      AVERAGE      AVERAGE      AVERAGE
                                                              AMOUNT      RATE (%)      AMOUNT      RATE (%)      AMOUNT
                                                             ---------  -------------  ---------  -------------  ---------

                                                                        (IN MILLIONS OF NLG EXCEPT PERCENTAGES)
BANKS
The Netherlands
  Time deposits(1).........................................     96,797          5.8       50,056          5.3       69,778
  Demand deposits/Current accounts.........................     35,972          5.9       25,058          4.4       22,813
Foreign
  Time deposits(1).........................................    155,261          4.6      117,038          4.8       59,668
  Demand deposits/Current accounts.........................     31,822          3.2       24,052          3.5       37,805

TOTAL CUSTOMER ACCOUNTS
The Netherlands
  Savings accounts.........................................     62,998          3.8       64,101          4.0       58,537
  Time deposits(1).........................................     36,231          4.0       48,342          4.1       61,012
  Demand deposits/Current accounts.........................     54,314          2.1       44,179          2.3       42,590
  Others...................................................     13,720          5.6       12,157          5.4       11,040
Foreign
  Savings accounts.........................................     66,731          4.3       61,625          4.5       32,088
  Time deposits(1).........................................     86,173          4.6       60,600          4.6       54,111
  Demand deposits/Current accounts.........................     27,645          2.9       21,307          3.0       16,670
  Others...................................................     88,246          5.3       56,381          5.0       22,013


                                                                AVERAGE
                                                               RATE (%)
                                                             -------------

BANKS
The Netherlands
  Time deposits(1).........................................          5.2
  Demand deposits/Current accounts.........................          5.0
Foreign
  Time deposits(1).........................................          5.6
  Demand deposits/Current accounts.........................          3.8
TOTAL CUSTOMER ACCOUNTS
The Netherlands
  Savings accounts.........................................          4.1
  Time deposits(1).........................................          4.6
  Demand deposits/Current accounts.........................          2.0
  Others...................................................          5.1
Foreign
  Savings accounts.........................................          4.1
  Time deposits(1).........................................          4.9
  Demand deposits/Current accounts.........................          3.4
  Others...................................................          5.8

------------------------

(1) Includes ABN AMRO's Eurodollar deposit activities. Time deposits are funds whereby the original term, the period of notice and interest payable have been agreed upon with the counterparty.

    Average amounts of deposits by foreign customers in the Dutch branches and offices included under Banks were for 1998, 1997 and 1996, NLG 59.4 billion, NLG
57.4 billion and NLG 67.6 billion, respectively, and for Total customer accounts were for 1998, 1997 and 1996, NLG 32.3 billion, NLG 32.5 billion and NLG 35.7 billion, respectively.

DEPOSITS OF USD 100,000 OR MORE

    At December 31, 1998, deposits of USD 100,000 or more or the equivalent in other currencies, held in the United States, in time deposits and certificates of deposits by term remaining until maturity were:

                                                                             AT DECEMBER 31,
                                                                                  1998
                                                                           -------------------
                                                                             (IN MILLIONS OF
                                                                                  NLG)
3 months or less.........................................................           5,938
more than 3 months but less than 6 months................................           5,458
more than 6 months but less than 12 months...............................           6,160
over 12 months...........................................................           5,997
                                                                                   ------
Total....................................................................          23,553
                                                                                   ------
                                                                                   ------

SHORT-TERM BORROWINGS

    Short-term borrowings are borrowings with an original maturity of one year or less. These are included in ABN AMRO's consolidated balance sheet under the items Banks, Total customer accounts and Debt securities. Categories of short-term borrowings for which the average balance outstanding during the preceding three fiscal years was equal to or greater than 30% of consolidated shareholders' equity at December 31, 1998 were included in the item Debt Securities and consisted of certificates of deposits and commercial paper. An analysis of the balance and interest rates paid on such item is provided below.

                                                         1998       1997       1996
                                                       ---------  ---------  ---------
                                                         (IN MILLIONS OF NLG EXCEPT
                                                                PERCENTAGES)
Year-end balance.....................................     42,255     51,234     40,191
Average balance......................................     45,176     48,956     37,915
Maximum month-end balance............................     51,056     52,284     42,070
Average interest rate during the year................        6.0%       6.3%       6.6%
Average interest rate at year-end....................        5.9%       6.0%       6.7%

    For an analysis of the maturities of ABN AMRO's liabilities at December 31, 1998, see the notes to the Consolidated Financial Statements.

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

    The Bank is a "universal bank" under the terms of the ASCS 1992 because it is engaged in the securities business as well as the banking business. Certain provisions of the ASCS 1992, summarized below, may restrict the Bank's ability to make capital contributions or loans to its subsidiaries and to make dividends and distributions to Holding.

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

SOLVENCY SUPERVISION

    The Solvency Guidelines of the Dutch Central Bank, as amended on January 1, 1991 (the "Solvency Guidelines"), in accordance with the solvency guidelines of the Council of the European Communities and the Basle Accord, require that ABN AMRO maintain a minimum level of total capital (as defined below) to support the risk-weighted total value of balance sheet assets and off-balance sheet items, the latter of which includes guarantees, documentary credits, certain interest-and currency-related contracts, unused portions of committed credit facilities with an original maturity of over one year, note issuance facilities and revolving underwriting facilities (the "Capital Adequacy Ratio"). The risk-weighting considers the debtor's risk, which depends on the debtor's classification, whether or not security is provided, and the country of origin of the debtor. The required minimum Capital Adequacy Ratio currently is 8.00%. On January 1, 1996 additional solvency guidelines became effective, implementing the Capital Adequacy Directive of March 15, 1993 (93/6/EEC) (the "Capital Adequacy Directive") issued by the Council of the European Communities. Due to the adoption of this directive to the regulations for market risk of the Basle Committee, internal value at risk models for the calculation of solvency requirements for trading portfolios have been in use since the beginning of 1998. The Solvency Guidelines are applied to the world-wide assets of Dutch credit institutions.

    For ABN AMRO, total capital consists of core capital (also referred to as Tier 1 capital) and secondary capital (also referred to as Tier 2 capital). As of January 1, 1996, pursuant to the Capital Adequacy Directive, ABN AMRO may also maintain an additional form of regulatory capital, Tier 3 capital, to support the market risks of financial instruments in its trading book and foreign exchange risk of all business activities. Tier 1 capital consists of shareholders' equity, published reserves and minority interests. Tier 2 capital consists of revaluation reserves and subordinated debt that does not qualify as Tier 3 capital. Tier 3 capital consists of subordinated debt that (i) has a minimum original maturity of at least two years; (ii) is not subject to redemption prior to maturity without the prior written consent of the Dutch Central Bank (other than in the event of a winding-up of the Bank); and (iii) is subject to a provision which provides that neither interest nor principal may be paid if, prior to or as a result of such payment, ABN AMRO's Capital Adequacy Ratio would be less than the required minimum.

    The amount of subordinated loans included in Tier 2 capital may not exceed 50% of the amount of Tier 1 capital, and the amount of Tier 2 capital included in total capital may not exceed the amount of Tier 1 capital. In addition, Tier 3 capital may not exceed 250% of the amount of Tier 1 capital that is necessary to support market and foreign exchange risks and the sum of Tier 2 and Tier 3 capital may not exceed Tier 1 capital. Goodwill and interests of more than 10% in non-consolidated banking and financial subsidiaries must be deducted from Tier 1 capital and total capital, respectively.

    See Item 8--"Selected Financial Data" and Item 9--"Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources" for information concerning the Bank's capital ratios.

EXPOSURE SUPERVISION

    The Dutch Central Bank has issued specific rules with respect to large exposures to a single borrower or group of interconnected borrowers or in relation to certain other businesses that involve a concentration of risk. These large exposure rules implement the Large Exposures Directive of December 21, 1992 (92/121/EEC) and the Capital Adequacy Directive. Large exposures generally include all assets and off-balance sheet items of a credit institution with respect to a single borrower or a group of connected borrowers which exceed 10% of a credit institution's total capital. Large exposures must be reported once every quarter to the Dutch Central Bank. There is a limit of 25% of total capital for a single large exposure, while the aggregate amount of all large exposures of a credit institution may not exceed 800% of its total capital.

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

SUPERVISION OF THE SECURITIES BUSINESS

    The Bank is also subject to supervision of its activities in the securities business. The Act on the Supervision of the Securities Trade 1995 ("ASST 1995"), together with the decrees and regulations promulgated pursuant thereto, provide a comprehensive framework for the conduct of securities trading in or from The Netherlands. The ASST 1995 replaced the Act on the Supervision of the Securities

Trade 1992 and came into effect on December 31, 1995. It incorporates two European Union directives, the Investment Services Directive of May 10, 1993 (93/22/EEC) and the Capital Adequacy Directive. The Securities Board of The Netherlands (Stichting Toezicht Effectenverkeer, the "STE") is charged by the Dutch Minister of Finance with supervision of the securities industry.

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

    On January 1, 1999, the European banking sector ventured into uncharted territory, with eleven EU countries adopting the euro and relinquishing their monetary independence. At present, the European Central Bank, together with the EU national central banks, define and implement EU monetary policy, hold and manage some or all of member states' official foreign currency reserves and promote the smooth operation of payment systems. The implementation of EU monetary policy in the participating member states is carried out by their respective national central banks pursuant to their powers under national legislation, which has been amended to reflect the introduction of the euro and the European Central Bank. Foreign exchange operations, particularly open market operations, are strictly coordinated by the European Central Bank, but are largely carried out by national central banks.

    The euro is now in a transitional period. During the transitional period, the euro can be used as a calculation unit and for payments in book-entry form. At the beginning of 2002, euro notes and coins are due to come into circulation, thus ending the transitional period and completing the introduction of the euro as a single currency unit in the eleven countries that have adopted the euro. As of July 1, 2002 at the latest, the eleven participating EU currencies will cease to exist.

    See Item 9--"Management's Discussion and Analysis of Financial Condition and Results of Operations--Introduction."

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

    The Banking Act of 1933, sections of which are commonly referred to as the Glass-Steagall Act, restricts banks from affiliating with entities "principally engaged in" underwriting securities. Beginning in 1987, the Federal Reserve permitted banks to affiliate with companies which derive only up to 10% of their revenue from bank ineligible activities, and on March 6, 1997, the Federal Reserve raised that limit to 25%. The Bank operates one U.S. securities underwriting subsidiary based on such permission and other securities subsidiaries pursuant to Federal Reserve authority.

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

    On December 16, 1988, the Federal Reserve adopted final risk-based capital guidelines for use in its examination and supervision of bank holding companies and banks. The guidelines have three main goals: (1) to make regulatory capital requirements more sensitive to differences in risk profiles among banking organizations; (2) to take off-balance sheet risk exposures into explicit account in assessing capital adequacy; and (3) to minimize disincentives to holding liquid, low-risk assets. A bank holding company's ability to pay dividends and expand its business through the acquisition of new banking subsidiaries could be restricted if its capital falls below levels established by these guidelines. The risk-based capital ratios were fully implemented by the end of 1992. In 1991, the Board required bank holding companies and banks to adhere to another capital guideline referred to as the Tier 1 leverage ratio. This guideline places a constraint on the degree to which a banking institution can leverage its equity capital base. In 1995 and 1997, respectively, the risk-based capital guidelines were modified to incorporate interest rate risk and market risk. The federal banking agencies issued a joint policy statement setting forth prudent interest rate risk management principles. A bank with material weaknesses in its risk management process or high levels of exposure relative to its capital will be directed by the appropriate federal agency to take corrective action. For bank holding companies and banks with substantial trading activity, the market risk guideline requires that the bank holding company/bank reflect in its capital adequacy calculations the general market risk and specific risk of debt and equity positions in its trading account and the general market risk associated with its foreign exchange and commodity positions. The U.S. bank subsidiaries of the Bank substantially exceed the requirements of these capital guidelines.

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

    FDICIA grants the FDIC authority to impose special assessments on insured depository institutions to repay FDIC borrowings from the U.S. Treasury or other sources and to establish semiannual assessment rates on Bank Insurance Fund ("BIF") member banks so as to maintain the BIF at the designated reserve ratio defined in FDICIA. As part of the 1997 Omnibus Consolidated Appropriations Act which provided a framework for the merger of BIF and the Savings Association Insurance Fund ("SAIF") in 1999, BIF member banks are now responsible for certain obligations of the SAIF.

    Section 6(b) of the IBA generally requires insurance of deposits of a U.S. branch of a foreign bank unless the branch does not accept deposits of less than $100,000 or unless the FDIC determines by order or regulation that the branch is not engaged in "domestic retail deposit activity" requiring deposit insurance protection. Under the FDICIA and FDIC regulations, a state-licensed branch of a foreign bank will not be deemed to be engaged in "domestic retail deposit activity" if all initial deposits of less than $100,000 are derived solely from certain specified categories of deposits and the deposits fall within the de minimis exemption. At this time, the Bank is not required to obtain deposit insurance protection for the deposit-taking activities of its U.S. branches under the FDIC regulation. The Bank may be required, however, to change or reduce the deposit-taking activities of its U.S. branches to ensure continued compliance with the FDIC regulation, The Bank believes that any such action would not have a material effect on its operations.

REST OF THE WORLD

    ABN AMRO operates in many other countries and its offices, branches and subsidiaries are subject to certain reserve, reporting requirements and controls imposed by the relevant central banks and regulatory authorities.

ITEM 2. DESCRIPTION OF PROPERTY

    At December 31, 1998, ABN AMRO operated 943 offices and branches in The Netherlands and 2,640 offices and branches in 73 other countries. Of these offices and branches, 446 were in North

America, 1,711 were in South and Central America, 217 were in Europe, 74 were in the Middle East and Africa and 192 were in the Asia/Pacific region. Approximately 45% of the offices and branches are owned by ABN AMRO and 55% are leased under long-term lease agreements.

    ABN AMRO is constructing a new headquarters of approximately 900,000 gross square feet of space in Amsterdam-Buitenveldert at an estimated cost of NLG 700 million, excluding costs of furnishings and fittings. Completion of construction is planned for mid-1999. The new building will be used in conjunction with the existing headquarters in Foppingadreef in Amsterdam-Zuidoost, and will permit the consolidation of head office functions.

    In addition, ABN AMRO is constructing a new 280,000 gross square foot office building at 250 Bishopsgate in London to concentrate all of the Bank's existing London-based activities in one facility and to accommodate anticipated expansion. The cost of the building is estimated at L240 million, including costs of furnishings and fittings. The building is expected to be fully operational by September 30, 1999.

ITEM 3. LEGAL PROCEEDINGS

    Legal proceedings have been initiated against ABN AMRO in a number of jurisdictions, but on the basis of information currently available, and having taken counsel with legal advisers, the Managing Board is of the opinion that the outcome of these proceedings is unlikely to have a material adverse effect on the consolidated operations and financial position of ABN AMRO.

ITEM 4. CONTROL OF REGISTRANT

    The institutions listed in the table below (except for ING) reported the following direct or indirect holdings of ABN AMRO Holding shares. The figures reflect the holdings as a percentage of the face value of the issued share capital at December 31, 1998 of 1,441,649,082 ordinary shares and 362,503,010 preference shares, respectively. Depositary receipts for preference shares are issued by Stichting Administratiekantoor ABN AMRO. This foundation held 362,466,011 preference shares (99.99%) at year-end 1998.

                                                                                          % OF CAPITAL INTEREST (1)
                                                                                       --------------------------------
                                                                                                        DEPOSITARY
                                                                                        ORDINARY        RECEIPTS OF
                                                                                         SHARES      PREFERENCE SHARES
                                                                                       -----------  -------------------
Aegon N.V............................................................................        1.83            16.30
AMEV/VSB 1990 N.V....................................................................        0.70            10.06
Commercial Union Assurance PLC.......................................................        0.11            10.72
ING Groep N.V. (2)...................................................................        7.49(3)           9.08
Rabobank Nederland...................................................................        0.15            10.12
De Zonnewijser (investment fund).....................................................          --            11.24

------------------------

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

(2) This disclosure dates from 1992 under the Disclosure of Major Holdings in Listed Companies Act and reflects holdings as percentages of the combined total of ordinary shares and preference shares outstanding at year-end 1992.

(3) The Ordinary Shares owned by ING Groep N.V. may not be voted because ING Groep N.V. has not received a declaration of no objection from the Dutch Ministry of Finance permitting it to vote such shares.

    At December 31, 1991, giving effect to the four-for-one stock split of the Ordinary Shares effected on May 12, 1997, there were issued 1,057.0 million Ordinary Shares, par value NLG 1.25, 362.5 million preference shares, par value, NLG 5.00 ("Preference Shares") and one priority share, par value NLG 5.00 (the "Priority Share"), for an aggregate total capital of NLG 3.13 billion.

    From December 31, 1991 to December 31, 1998, the number of Ordinary Shares issued increased 385 million, or 36.4% to 1,442 million. This increase is the result of the issue of stock dividends, the exercise of staff options and conversion of convertible preference shares ("Convertible Preference Shares"). In 1993, Holding issued 20 million Convertible Preference Shares of which 18 million have been converted into Ordinary Shares. Accordingly, Holding does not know if the foregoing percentages remain accurate as of the date hereof, although Holding has not received, since the date of the original notification, any notification (other than with respect to Aegon N.V.) of any change in these percentages that meet any of the thresholds for notification under the Disclosure Act. Holding is not aware of any other direct or indirect ownership of more than 5% of the Ordinary Shares or Preference Shares of Holding.

    Stichting holds Preference Shares representing 50.02% of the total capital outstanding on December 31, 1998. Although Stichting has issued a corresponding number of certificates representing beneficial interest in the Preference Shares, which are listed on the AEX Stock Exchange, the voting rights of the Preference Shares are exercised by the Managing Board of Stichting, which has broad discretion to vote the Preference Shares in a manner consistent with the interest of Holding and its affiliated companies. Stichting is a non-membership organization (i.e., an entity without shareholders or other members that is similar to a trust or foundation) with a self-appointing Managing Board organized under the laws of The Netherlands. As of December 31, 1998, the members of the Managing Board of Stichting were:

NAME                                                      OCCUPATION
--------------------------------------------------------  --------------------------------------------------------
P. J. Kalff.............................................  Chairman of the Managing Board of Holding
A. Heeneman.............................................  Former Group Controller of Shell International Petroleum
                                                          Ltd.
P. Schwencke............................................  Former Deputy Director of Nederlandsche Participatie
                                                          Maatschappij N.V.

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

    As of December 31, 1998, 99.99% of the Preference Shares were held of record by Stichting. To the extent that Stichting disposes of any Preference Shares held by it, or Holding issues new Preference Shares to any person or entity other than Stichting, Preference Shares only may be held by, in addition to Stichting, (i) natural persons, (ii) Holding or (iii) such other legal entities as are approved by the Managing Board and the Supervisory Board of Holding in connection with a partnership with or takeover of another enterprise by merger or by acquisition of a participating interest or expansion thereof. Except in connection with a transaction of a type described in clause (iii) of the preceding sentence, or a transfer to Holding or Stichting, Preference Shares may not be transferred or issued to an acquiring party if the acquiring party holds more than 1% of the Preference Shares or if the acquiring party would hold more than 1% of the Preference Shares after the acquisition. Any transfer of Preference Shares made in accordance with the foregoing sentence only can be made to a person that is permitted to hold Preference Shares pursuant to the Articles of Association.

    Pursuant to the Articles of Association of Holding, the holder of the Priority Share, Stichting Prioriteit ABN AMRO Holding ("Stichting Prioriteit"), determines the number of members of the

Managing Board of Holding, which may not be less than five, and the number of members of the Supervisory Board of Holding, which may not be less than ten. Any shareholders' resolution to amend the Articles of Association of Holding or to dissolve Holding requires not only the approval of the Supervisory Board but also the prior approval of the holder of the Priority Share. Stichting Prioriteit is a non-membership organization organized under the laws of The Netherlands with a self appointing managing board. Its objective is to protect the interests of Holding and interested parties, including in the event of a hostile takeover attempt. The Managing Board of Stichting Prioriteit is composed of the members of the Supervisory Board and Managing Board of Holding. Accordingly, the Priority Share and its ownership by Stichting Prioriteit serve essentially as a mechanism by which the Supervisory Board and the Managing Board may determine their own size and approve or disapprove amendments to the Articles of Association of Holding.

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

ITEM 5. NATURE OF TRADING MARKET

TRADING MARKETS

    The principal trading market for the Ordinary Shares is the AEX Stock Exchange. The Ordinary Shares also are listed on the London, Paris, Brussels, Frankfurt, Hamburg, Dusseldorf, Singapore and The Swiss Stock Exchanges. American Depositary Receipts ("ADRs") evidence the ADSs, each of which represents the right to receive one Ordinary Share. As of December 31, 1998,
16.9 million Ordinary Shares were held in the form of ADSs. The ADSs are listed on the New York Stock Exchange (the "NYSE") under the symbol "AAN."

    At December 31, 1998, 1.4 billion Ordinary Shares were outstanding, with approximately 70% of the Ordinary Shares held by Dutch investors and the remaining 30% by foreign investors. Major geographical concentrations of holders of Ordinary Shares outside The Netherlands are in the United Kingdom (estimated at 8%) and the United States (estimated at 6%).

    The Ordinary Shares may be held in bearer or registered form. Ordinary Shares may be converted from registered to bearer form, and following approval of the Managing Board may be converted from bearer to registered form. On December 31, 1998, approximately 84% of the outstanding Ordinary Shares were held in bearer form with the balance in registered form.

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

                                                         ORDINARY          AMERICAN DEPOSITARY
                                                          SHARES                  SHARES           AVERAGE DAILY
                                                   --------------------  ------------------------    TURNOVER
                                                     HIGH        LOW      HIGH/ASK      LOW/BID         AEX
                                                   ---------  ---------  -----------  -----------  -------------
                                                                                                   (IN THOUSANDS
                                                                                                    OF ORDINARY
                                                         (IN NLG)                (IN USD)             SHARES)
1997
First Quarter....................................      35.88      27.13       18.96        15.78       8,633.7
Second Quarter...................................      37.60      30.13       19.00        15.50       7,094.0
Third Quarter....................................      51.20      37.10       24.44        18.75       8,538.2
Fourth Quarter...................................      44.20      36.70       22.38        18.25       6,265.1

1998
First Quarter....................................      49.30      38.70       24.06        18.50       9,242.3
Second Quarter...................................      55.10      45.10       27.44        22.06       8,528.4
Third Quarter....................................      53.40      32.10       26.69        16.63       8,923.7
Fourth Quarter...................................      41.00      27.80       21.94        14.75       9,332.8

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

    Holding has paid an interim and final dividend for each of the last five years. The following table sets forth dividends paid in respect of the Ordinary Shares for 1994 through 1998, as adjusted for the four-for-one stock split effected on May 12, 1997:

                                                                    1998 (1)      1998       1997       1996       1995
                                                                   -----------  ---------  ---------  ---------  ---------
                                                                       USD         NLG        NLG        NLG        NLG
Interim dividend.................................................        0.31        0.60       0.53       0.45       0.40
Final dividend...................................................        0.33        0.67       0.67       0.60       0.50
                                                                          ---         ---        ---        ---        ---
Total dividend per Ordinary Share................................        0.64        1.27       1.20       1.05       0.90
Total dividends per share as a % of net profit per share.........                    46.9       45.5       45.4       46.8

                                                                      1994
                                                                   -----------
                                                                       NLG
Interim dividend.................................................        0.38
Final dividend...................................................        0.42
                                                                          ---
Total dividend per Ordinary Share................................        0.80
Total dividends per share as a % of net profit per share.........        46.9

------------------------

(1) The interim 1998 dividend has been translated into U.S. dollars at the applicable rate on date of payment, and the final 1998 dividend has been translated into U.S. dollars at the March 31, 1999 exchange rate.

    Holding has historically made dividends payable partly in cash and partly in Ordinary Shares, with the ratio determined by the Managing Board. Effective from the final dividend for 1994, both the interim dividend and the final dividend have been made available, at the shareholder's option, either wholly in cash or wholly in Ordinary Shares. Holding has in the past encouraged the cash dividend payment option by setting the value of the stock dividend at a level which is between 2% to 5% below the cash dividend. With respect to the 1997 final dividend, which was declared during 1998, the value of the stock dividend was virtually equal to the cash dividend. An aggregate of 24.9 million and 13.5 million Ordinary Shares were issued with respect to the 1997 interim and final dividends and the 1998 interim dividend, respectively. The 1998 final dividend was announced on February 25, 1998. Elections to receive Ordinary Shares with respect to the 1998 final dividend will be required to be received by Holding during the period May 7 through May 20, 1999 and any Ordinary Shares to be issued in respect of an election will be issued on May 28, 1999. Holding currently intends to offer its shareholders (including its shareholders in the United States) a choice between dividends in cash or in Ordinary Shares (or
ADSs) for future dividends.

    Holding currently intends to pursue a policy of generally declaring dividends of between 45% and 50% of net profits attributable to Ordinary Shares.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

    There are no limitations under the laws of The Netherlands or in the Articles of Association of Holding as currently in effect on the rights of non-residents or foreign owners, as such, to hold or vote Ordinary Shares. However, under the ASCS 1992, a declaration of no-objection from the Dutch Minister of Finance, upon consultation with the Dutch Central Bank, is required for any person or entity, irrespective of residence, to hold more than 5% of the total capital interest or voting rights in Holding. In addition, certain notifications under the Disclosure Act apply to shareholders exceeding or falling below such levels. See Item 4--"Control of Registrant."

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

    For purposes of this description, a "Shareholder" is a holder of Ordinary Shares or ADRs that does not own a "substantial interest" or a "deemed substantial interest" in Holding. The circumstances under which a "substantial interest" exists include where a holder alone or together with his/her spouse, his/her spouse or any other certain of their close relatives holds/hold or has/have held during the past five years at least 5% of the issued share capital, at least 5% of a certain class of shares or options giving right to acquire at least 5% of the issued share capital or of a certain class of shares of Holding. For purposes of this description, a "U.S. Shareholder" is a Shareholder of Ordinary Shares or ADRs who is a "U.S. Person," which means (i) an individual citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or
(iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

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

    The current convention between The Netherlands and the United States for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income became effective as of January 1, 1994 (the "1992 Treaty").

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

    Distributions (whether in cash or stock), to the extent paid out of the current or accumulated earnings and profits of Holding, as determined under U.S. tax accounting principles, will be treated as dividends for U.S. federal income tax purposes. Such dividends (including Dutch withholding taxes deducted therefrom) will be taxed to U.S. Shareholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporate U.S. Shareholders. In addition, such dividends generally will be considered (i) dividends from sources outside of the United States for foreign tax credit purposes and (ii) in the "passive income" or "financial services income" foreign tax credit basket. Such dividends will not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax in the hands of persons who are not U.S. Shareholders unless such dividends are effectively connected with the conduct of a trade or business in the United States. Distributions in excess of current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. Shareholder's basis in the Ordinary Shares and ADRs and thereafter as capital gain.

    Distributions on Ordinary Shares and ADRs will be made by Holding in Dutch guilders. It is anticipated that the Depositary will, in the ordinary course, convert Dutch guilders received by it as distributions on the ADRs into U.S. dollars. To the extent that the Depositary does not convert the Dutch guilders into U.S. dollars at the time that a U.S. Shareholder is required to take the distribution into account for U.S. federal income tax purposes, a U.S. Shareholder may recognize foreign exchange gain or loss on the later conversion of the Dutch guilders into U.S. dollars, which will generally be treated as U.S. source ordinary income or loss. The gain or loss recognized will generally be based upon the difference between the exchange rate in effect when the Dutch guilders are actually converted and the "spot" exchange rate in effect at the time the distribution is taken into account.

    As discussed above, a resident of the United States may be entitled under the 1992 Treaty to a reduction of the Dutch dividend withholding tax rate. See "--Dutch Taxation--Withholding Tax on Dividends." A U.S. Shareholder may, subject to limitations and conditions under the U.S. Internal Revenue Code, credit against his, her or its U.S. federal income tax liability or, alternatively, deduct from his, her or its U.S. federal taxable income, the amount of any Dutch withholding taxes. However, to the extent that Holding is treated for Dutch tax purposes as (i) having paid a dividend on Ordinary Shares or ADRs out of income that it received from its non-Dutch subsidiaries and/or foreign branches and (ii) being entitled to a credit for Dutch tax purposes for non-Dutch taxes attributable to such income, it is possible the Internal Revenue Service will take the position that the amount of the Dutch withholding tax that may be credited or deducted by a U.S. Shareholder is less than the amount actually withheld. The amount of the credit that Holding may receive is limited, however, so that, for example, a U.S. Shareholder entitled to the 15% dividend withholding rate under the 1992 Treaty would in no event be treated for U.S. foreign tax credit purposes as having paid a withholding tax of less than 12%. For the 1998 dividend, the credit that Holding received was approximately 2.3% of the gross dividend which was subject to withholding tax. U.S. Shareholders should consult their own tax advisors concerning the availability of a foreign tax credit with respect to the credit that Holding received for the 1998 dividend.

    Any gain or loss on a sale or exchange of Ordinary Shares or ADRs by a U.S. Shareholder will generally be capital gain or loss for U.S. federal income tax purposes if such Ordinary Shares or ADRs are held as a capital asset. If held for more than one year, such gain or loss will generally be long-term capital gain or loss. The amount of the gain or loss will be the difference between the amount realized and the U.S. Shareholder's adjusted tax basis in the Ordinary Shares or ADRs. Holders of Ordinary Shares or ADRs who are not U.S. Persons will generally not be subject to U.S. income tax on the gain or loss realized on disposition unless such gain or loss is effectively connected with the conduct of a trade or business in the United States or, in the case of an individual, such holder is present in the United States for 183 or more days in the taxable year of such disposition and certain other conditions are met.

    Based on the manner in which it currently operates its business, Holding has determined that it is not a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. If, however, it were determined to be a PFIC, then certain U.S. Shareholders may, with respect to their Ordinary Shares and ADRs, have to (i) pay an interest charge on distributions and gains that are deemed as having been deferred and/or (ii) recognize ordinary income on dispositions that, but for the PFIC provisions, would have been treated as long- term or short-term capital gain.

U.S. BACKUP WITHHOLDING AND INFORMATION REPORTING

    In general, information reporting requirements will apply to dividend payments (or other taxable distributions) in respect of Ordinary Shares or ADRs made within the United States to a noncorporate U.S. Person, and backup withholding at the rate of 31% will apply to such payments if the holder or beneficial owner fails to provide an accurate taxpayer identification number in the manner required by the U.S. Internal Revenue Code and applicable regulations thereunder, if (i) there has been notification from the Internal Revenue Service of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its U.S. federal income tax returns or (ii) in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements. Certain corporations and persons that are not U.S. Persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8, W-8BEN, W-8ECI or any successor form.

    In general, payment of the proceeds from the sale of Ordinary Shares or ADRs by or through the U.S. office of a broker is subject to both backup withholding and information reporting unless the holder or beneficial owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Information reporting and backup withholding generally will not apply to a payment of the proceeds of a sale of Ordinary Shares or ADRs by or through an office outside the United States of a non-U.S. broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of Ordinary Shares or ADRs by or through an office outside the United States of a broker (i) that is a U.S. Person, (ii) that derives 50% or more of its gross income for a specified three-year period from the conduct of a trade or business in the United States, (iii) that is a "controlled foreign corporation" as to the United States or (iv) with respect to payments made after December 31, 1999, that is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. Persons who, in the aggregate, hold more than 50% of the income or capital interests in the Partnership or if, at any time during its tax year, such foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its records that the holder or beneficial owner is a non-U.S. Person or the holder or beneficial owner otherwise establishes an exemption.

    Amounts withheld under the backup withholding rules may be credited against a holder's tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service.

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

ITEM 8. SELECTED FINANCIAL DATA

    The selected financial data set forth below have been derived from the audited consolidated financial statements of ABN AMRO. The consolidated financial statements of ABN AMRO for each of the five years ended December 31, 1998 have been audited by Moret Ernst & Young Accountants, independent auditors. These selected financial data should be read in conjunction with and are qualified by reference to the Consolidated Financial Statements and notes thereto for 1996, 1997 and 1998 included elsewhere in this Report.

    ABN AMRO's financial statements have been prepared in accordance with Dutch GAAP, which varies in certain significant respects from U.S. GAAP. For a discussion of the differences and a reconciliation of certain Dutch GAAP amounts to U.S. GAAP, see note 43 to the Consolidated Financial Statements. For selected financial data in accordance with U.S. GAAP, see page 57.

SELECTED CONSOLIDATED INCOME STATEMENT DATA

                                                               1998        1998       1997       1996       1995       1994
                                                            -----------  ---------  ---------  ---------  ---------  ---------
                                                                (IN           (IN MILLIONS OF NLG EXCEPT PER SHARE DATA)
                                                             MILLIONS
                                                            OF USD)(1)
Net interest revenue......................................       7,991      15,862     13,871     11,526     10,237      9,789
Net commissions...........................................       3,762       7,467      6,272      4,956      4,184      3,764
Results from financial transactions.......................       1,279       2,540      2,436      1,882      1,198        923
Other revenue.............................................         887       1,761      1,189        727        586        499
Total revenue.............................................      13,919      27,630     23,768     19,091     16,205     14,975
Operating expenses........................................       9,663      19,182     16,418     12,929     10,935     10,127
Provision for loan losses.................................       1,044       2,073      1,205      1,254        722      1,500
(Release from)/Addition to Fund for general banking
  risks...................................................        (112)       (223)       395        146        678       N.A.
Operating profit before taxes.............................       3,216       6,385      5,786      4,793      3,841      3,363
Net profit................................................       2,029       4,028      3,853      3,303      2,616      2,286
Net profit attributable to Ordinary Shares................       1,939       3,850      3,673      3,116      2,368      2,038
Dividends on Ordinary Shares..............................         964       1,819      1,680      1,429      1,124        965

PER SHARE FINANCIAL DATA
Average number of Ordinary Shares outstanding (in
  millions) (2)...........................................                 1,422.1    1,388.7    1,346.3    1,232.4    1,193.2
Net profit per Ordinary Share (in NLG) (2)(3).............                    2.71       2.64       2.31       1.92       1.71
Fully diluted net profit per Ordinary Share (in
  NLG)(2)(3)..............................................                    2.69       2.61       2.28       1.83       1.63
Dividend per Ordinary Share (in NLG)(2)(3)................                    1.27       1.20       1.05       0.90       0.80
Net profit per ADS (in USD)(2)(3)(4)......................                    1.37       1.35       1.37       1.21       0.94
Dividend per ADS (in USD)(2)(3)(5)........................                    0.67       0.58       0.58       0.54       0.48

------------------------

(1) Dutch guilder amounts have been translated into U.S. dollars at the rate equal to the average of the month-end rates for 1998.

(2) All Ordinary Share and per share data have been retroactively adjusted for a four-for-one stock split of the Ordinary Shares effected on May 12, 1997.

(3) Adjusted for increases in share capital, as applicable.

(4) This item has been translated into U.S. dollars at the rate equal to the average of the month-end rates for the applicable year.

(5) This item has been translated into U.S. dollars at the applicable rate on the date of payment, other than for the 1998 final dividend, which has been translated into U.S. dollars at the March 31, 1999 exchange rate.

SELECTED CONSOLIDATED BALANCE SHEET DATA

                                                                                  AT DECEMBER 31,
                                                         ------------------------------------------------------------------
                                                            1998        1998       1997       1996       1995       1994
                                                         -----------  ---------  ---------  ---------  ---------  ---------

                                                             (IN
                                                          MILLIONS
                                                         OF USD)(1)        (IN MILLIONS OF NLG EXCEPT PER SHARE DATA)
ASSETS
Banks..................................................      71,152     134,193    140,185    120,278    131,332    127,067
Loans..................................................     257,659     485,944    443,178    331,600    292,674    270,699
Interest-bearing securities............................     123,935     233,741    165,294    101,414     76,580     66,698
Total assets...........................................     504,870     952,185    836,441    599,273    546,526    504,628

LIABILITIES
Banks..................................................     122,569     231,165    208,466    157,587    144,448    134,413
Total customer accounts................................     240,181     452,981    396,694    276,718    262,959    255,575
Debt securities........................................      44,339      83,624     90,595     74,413     61,702     49,571

CAPITALIZATION
Fund for general banking risks.........................       1,332       2,513      2,483      2,000
Shareholders' equity...................................      12,529      23,629     25,845     24,976     20,250     19,325
Minority interests.....................................       4,125       7,779      4,527      2,105      1,525      1,362
Subordinated debt......................................      10,493      19,789     20,101     15,309     11,701     10,580
                                                         -----------  ---------  ---------  ---------  ---------  ---------
Group capital..........................................      28,479      53,710     52,956     44,390     33,476     31,267

PER SHARE FINANCIAL DATA
Ordinary Shares outstanding (in millions)(2)...........                 1,438.1    1,405.6    1,364.5    1,255.6    1,213.2
Shareholders' equity per Ordinary Share (in NLG)(2)....                   15.10      17.00      16.79      13.68      13.40
Shareholders' equity per ADS (in USD)(2)(3)............                    8.01       8.42       9.71       8.54       7.72

------------------------

(1) Dutch guilder amounts have been translated into U.S. dollars at an exchange rate of $1.00 = NLG 1.8860, the exchange rate on December 31, 1998.

(2) All Ordinary Share and per share data have been retroactively adjusted for a four-for-one stock split of the Ordinary Shares effected on May 12, 1997.

(3) This item has been translated into U.S. dollars at the applicable year-end rate.

SELECTED RATIOS

                                                                           1998       1997       1996       1995       1994
                                                                         ---------  ---------  ---------  ---------  ---------
                                                                                           (IN PERCENTAGES)
PROFITABILITY RATIOS
Net interest margin(1).................................................        1.7        1.9        2.0        2.1        2.0
Non-interest revenue to total revenue..................................       42.6       41.6       39.6       36.8       34.6
Efficiency ratio(2)....................................................       69.4       69.1       67.7       67.5       67.6
Return on average total assets(3)......................................       0.41       0.49       0.52       0.49       0.44
Return on average Ordinary Shareholders' equity(4).....................       16.9       15.7       16.4       13.9       12.4

CAPITAL RATIOS
Average shareholders' equity on average total assets...................       2.71       3.21       3.39       3.61       3.75
Dividend payout ratio(5)...............................................       46.9       45.5       45.4       46.8       46.9
Tier 1 capital ratio(6)................................................       6.94       6.96       7.21       6.51       6.74
Total capital ratio(6).................................................      10.48      10.65      10.89      10.80      11.02

CREDIT QUALITY RATIOS
Specific provision for loan losses (net) to private sector loans
  (gross)(7)(8)(9).....................................................       0.35       0.36       0.46       0.31       0.49
Nonperforming loans to private sector loans (gross)(8)(10).............       2.39       1.59       1.87       2.14       2.25
Specific allowance for loan losses to private sector loans
  (gross)(8)(11).......................................................       2.24       1.74       1.75       1.96       2.25
Specific allowance for loans losses to nonperforming loans
  (gross)(8)(11).......................................................       93.9      109.4       93.5       91.5       99.9
Write-offs to private sector loans (gross)(8)..........................       0.29       0.28       0.55       0.47       0.42

------------------------

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

(6) Tier 1 capital and total capital as a percentage of risk-weighted assets under BIS guidelines. See Item 9--"Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources."

(7) Excludes specific provision for country risk.

(8) Excludes professional securities transactions.

(9) Excludes additions to the Fund for general banking risks for 1998, 1997 and 1996 or the additions to the provision for general contingencies for 1995 and 1994.

(10) Nonperforming loans are non-accrual loans and nonperforming loans for which interest has been suspended. See Item 1--"Description of Business--Selected Statistical Information--Doubtful Loans."

(11) Excludes the amount of the Fund for general banking risks for 1998, 1997 and 1996 and the provision for general contingencies for 1995 and 1994.

APPROXIMATE AMOUNTS IN ACCORDANCE WITH U.S. GAAP

                                                                              1998              1998       1997
                                                                    ------------------------  ---------  ---------
                                                                      (IN MILLIONS OF USD
                                                                             EXCEPT           (IN MILLIONS OF NLG
                                                                         SHARE DATA)(1)        EXCEPT SHARE DATA)
Net interest revenue..............................................              6,742            13,383     12,029
Other revenue.....................................................              6,637            13,176     10,333
Total revenue.....................................................             13,379            26,559     22,362
Pre-tax profit....................................................              3,478             6,905      5,595
Net profit........................................................              2,123             4,214      3,470
Shareholders' equity..............................................             19,932            37,591     34,559
Minority interests................................................              4,125             7,779      4,527
Total assets......................................................            522,978           986,337    881,403
Basic earnings per Ordinary Share(2)..............................               1.43              2.84       2.37
Diluted earnings per Ordinary Share(2)............................               1.42              2.82       2.35
Basic earnings per ADS (in USD)(2)(3).............................                 --              1.43       1.21
Shareholders' equity per Ordinary Share(2)........................              13.15             24.80      23.20
Shareholders' equity per ADS (in USD)(2)(4).......................                 --             13.15      11.49

------------------------

(1) Dutch guilder amounts for income statement items have been translated into U.S. dollars at the rate equal to the average of the month-end rates for 1998 and for balance sheet items at an exchange rate of $1.00 = NLG 1.8860, the exchange rate on December 31, 1998.

(2) Per share data have been retroactively adjusted for a four-for-one stock split of the Ordinary Shares effected on May 12, 1997.

(3) This item has been translated into U.S. dollars at the rate equal to the average of the month-end rates for the applicable year.

(4) This item has been translated into U.S. dollars at the applicable year-end rate.

SELECTED RATIOS IN ACCORDANCE WITH U.S. GAAP

                                                                                                     1998       1997
                                                                                                   ---------  ---------
                                                                                                     (IN PERCENTAGES)
PROFITABILITY RATIOS
Net interest margin..............................................................................        1.7        1.8
Non-interest revenue to total revenue............................................................       49.6       46.2
Efficiency ratio.................................................................................       69.2       70.0
Return on average total assets...................................................................       0.41       0.42
Return on average Ordinary Shareholders' equity..................................................       11.8       10.9

CREDIT QUALITY RATIOS
Provision for loan losses (net) to private sector loans (gross)(1)...............................       0.29       0.47
Nonperforming loans to private sector loans (gross)..............................................       2.39       1.59
Allowances for loan losses to private sector loans (gross)(2)....................................       3.20       2.79
Allowances for loan losses to nonperforming loans(2).............................................      133.9      175.0
Write-offs to private sector loans (gross).......................................................       0.29       0.28

------------------------

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

INTRODUCTION

    The Bank and its numerous subsidiaries are organized into three operating divisions, the Netherlands Division, the International Division and the Investment Banking Division. The Bank also owns ABN AMRO Lease Holding, an independently managed subsidiary. The costs of the Bank's support divisions, including the Risk Management Division, the Resource Management Division and the corporate policy support units, have been fully allocated to the three operating divisions based upon the Bank's internal management evaluations. Because ABN AMRO's business is diverse and its operations are integrated, it is impractical to segregate the assets and contributions of each operating division with precision. As a result, estimates and judgments have been made to apportion balance sheet and revenue and expense items.

    In 1998, ABN AMRO made substantial progress in implementing its long-term international growth strategy, which contemplates expansion in selected markets with significant long-term growth and profitability potential. In Brazil, the Bank acquired a controlling interest in Banco Real, the fourth-largest privately held bank in the country (for a purchase price of approximately NLG 4.2 billion). ABN AMRO also acquired Bandepe in Brazil in November 1998 (for a purchase price of NLG 290 million). These acquisitions, combined with existing ABN AMRO operations in Brazil and other countries in South America, provide the Bank a broad-based position in the region. In Asia, ABN AMRO acquired a majority interest in Bank of Asia, a bank based in Thailand (for an initial purchase price of NLG 358 million, subject to adjustment based on Bank of Asia's net book at year-end 1999). The Bank's position in Australia and New Zealand was enhanced through the acquisition of the local investment banking operations of BZW (for a purchase price of NLG 179 million). The Bank also purchased the remaining interests in its Asian securities subsidiary, ABN AMRO Asia Ltd. (for a purchase price of NLG 415 million). In addition, in March 1999, the Bank announced the acquisition of an 8.75% interest in Banca di Roma, a major Italian banking group (for a purchase price of approximately NLG 1.45 billion).

    During 1997, the composition of the ABN AMRO group changed as a result of a number of acquisitions, notably in the United States, where the Bank increased its presence in the Midwest through the acquisition of Standard Federal Bancorporation (a savings and loan bank) and Chicago Corporation (an investment bank). The results of these acquired companies have been incorporated in ABN AMRO's consolidated financial statements from January 1, 1997. In Europe, ABN AMRO acquired Magyar Hitel Bank in Hungary (at year-end 1996) and two small French banks, Banque Demachy and Banque du Phenix (both at June 30, 1997). In addition, ABN AMRO sold MeesPierson, effective as of January 1, 1997.

    The earnings and business of ABN AMRO are affected by general economic conditions, the performance of the financial markets, interest rate levels, currency exchange rates, changes in laws, regulations, and the policies of central banks, particularly the Dutch Central Bank, the European Central Bank, the Federal Reserve Board and the Brazilian Central Bank, and competitive factors, in each case on a global, regional and/or national basis. For instance, changes in general economic conditions, the performance of financial markets, interest rate levels and the policies and regulations of central banks may affect, positively or negatively, ABN AMRO's financial performance by affecting the demand for ABN AMRO's products and services, reducing the credit quality of borrowers and counterparties and putting pressure on ABN AMRO's loan loss reserves, changing the interest rate margin realized by the Bank between its lending and borrowing costs, changing the value of ABN AMRO's investment and trading portfolios and putting pressure on its risk management systems. Changes in currency rates, particularly in the U.S. dollar-Dutch guilder exchange rate, affect earnings reported by ABN AMRO's foreign operations, and may affect revenues earned from foreign exchange dealing. Changes in regulatory policies may significantly increase the cost of compliance.

    ABN AMRO has economic, financial market, credit, legal and other specialists who monitor economic and market conditions and government policies and actions. However, because it is difficult to predict with accuracy changes in economic or market conditions or in governmental policies and actions, it is difficult for ABN AMRO to anticipate the effects that such changes could have on its financial performance and business operations.

THE EURO

    On January 1, 1999, eleven EU countries, including The Netherlands, embraced the euro and relinquished their monetary independence. ABN AMRO is striving to become a leading bank in the euro, both inside and outside Europe, in an increasingly competitive market. ABN AMRO recognized early on that substantial investments were of paramount importance to establish a promising starting position in "Euroland." For this reason, ABN AMRO committed a substantial part of available information technology capacity to euro-related projects in 1998. The Bank's information technology staff and operating divisions succeeded in making the Bank's systems euro-compatible in time.

    The costs of this project obviously affected ABN AMRO's results. In addition, the disappearance of trade in the currencies of the eleven euro-zone countries and the increases in scale in the financial markets put added pressure on revenue. ABN AMRO will seek to compensate for these effects through the exploitation of ABN AMRO's market position as a leading commercial and investment bank in Euroland. New euro-related products and initiatives were developed in a range of different fields during 1998.

    ABN AMRO assigned top priority to services aimed at the conversion of customer-related systems. The Bank opted to adjust its internal systems in a manner that enables its customers all over the world to enjoy maximum flexibility in timing the conversion of their contracts and accounts. The Bank's products are now available in euros. The conversion is being carried out free of charge for all the Bank's customer groups. While conversion of EMU currencies will remain necessary until January 1, 2002, the introduction of the euro has made currency translation charges fully transparent.

    Another major priority was the modification of ABN AMRO's cash management and international payment products. Customers justifiably have high expectations concerning the quality of the Bank's payment products as well as the benefits to be gained from changed cash management in the currency union. One handicap, however, is that the existing infrastructures of the participating countries are not yet sufficiently compatible to satisfy these expectations. ABN AMRO has therefore embarked on building an efficient internal transaction processing network (Global Transaction Services), making use of the Bank's branch network covering all EU countries. In this way, the Bank intends to be able to offer harmonized banking services to banks and businesses in Euroland.

    Money markets and stock exchanges in the 11 EMU countries also effected a complete changeover to the euro at the beginning of 1999. This switch is reflected in ABN AMRO's investment banking activities where product innovations were carried out in the fields of treasury, asset management, fixed income and equity.

YEAR 2000

    ABN AMRO is heavily dependent on information technology applications. Information technology processes form the basis for all of ABN AMRO products and services. The malfunction of a critical information technology system, for example due to the millennium problem, will threaten the continuity of such products and services. In 1995, ABN AMRO started to adapt its information technology systems to be Year 2000 ready by means of a structured approach, and expects all systems relevant to ABN AMRO's automated processes to be Year 2000 ready by the end of the first half of 1999. ABN AMRO is now in the final stage of the necessary modifications, and its efforts in 1999 will be focused on testing the links between internal and external systems.

    ABN AMRO's automated processes depend partly on hardware and software obtained from outside suppliers. ABN AMRO has active policies to ensure that the relevant products of these suppliers are, wherever necessary, adjusted in order to assure Year 2000 readiness or replaced by other products. In addition to information technology systems, attention is also being devoted to workplace systems and embedded software used in the operating and control systems of, for instance, vaults and elevators. ABN AMRO expects such systems and software to be Year 2000 ready before the end of 1999. ABN AMRO frequently consults with its information technology departments outside The Netherlands as well as with supervisory authorities, other companies and government agencies so that all can benefit from each other's experiences.

    The possible implications of the Year 2000 problem in ABN AMRO's loan portfolio are being evaluated worldwide. Any potential trouble spots are closely monitored in order to prevent or limit harmful consequences.

    The extent of the threat of Year 2000 problems occurring at external parties (e.g., suppliers of energy, telecommunications, transportation, etc.) will vary, depending on the country, industry and company concerned. Any incidents that do occur could have considerable consequences. In mid-1998, ABN AMRO started to create a Millennium Contingency Plan to permit a swift and effective response to external incidents.

    In the first half of 1999, all operations of ABN AMRO are scheduled to complete their contingency plans. They will devise and implement alternative working methods and procedures for their critical business processes so that services can continue to be provided to customers with as little disruption as possible. In addition, a worldwide Year 2000 organization has been set up within ABN AMRO in order to minimize any loss or damage resulting from unforeseen Year 2000 problems. ABN AMRO is also tracking external developments with a view to taking any additional measures that may be required.

    The total cost of adapting ABN AMRO's systems to the new millennium is now estimated at approximately NLG 500 million. Expenses incurred up to and including 1998 totaled NLG 350 million. The remaining provisions established by ABN AMRO are expected to be adequate to cover costs still to be incurred. Provisions have not been made for expenses that may arise from problems occurring from third party non-compliance.

    The preceding paragraphs contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 that are based on ABN AMRO's current information, views and assumptions and that involve known and unknown risks and uncertainties. There can be no assurance that ABN AMRO's information technology and other systems will be Year 2000 ready on a timely basis, which could lead to disruptions in ABN AMRO's services or operations. This in turn could have a material adverse effect on ABN AMRO's business, results of operations, liquidity and/or financial condition. Year 2000 readiness costs also could exceed ABN AMRO's current cost estimates. Furthermore, in most cases, ABN AMRO is unable to adequately assess Year 2000 readiness by external parties and, therefore, does not have sufficient information to complete a reliable external party assessment. The failure by one or more external parties to be Year 2000 ready could have a material adverse effect on ABN AMRO's business, results of operations, liquidity and/or financial condition, including, without limitation, as a result of a disruption in financial markets or infrastructure.

FINANCIAL OVERVIEW

    The following tables provide an analysis of total revenue, operating profit before taxes, total assets, risk-weighted assets and offices and branches of ABN AMRO by operating division and independent subsidiary for each of the three most recently completed years.

                                                                                                         OPERATING PROFIT
                                                                               TOTAL REVENUE               BEFORE TAXES
                                                                      -------------------------------  --------------------
                                                                        1998       1997       1996       1998       1997
                                                                      ---------  ---------  ---------  ---------  ---------
                                                                                      (IN MILLIONS OF NLG)
Netherlands Division................................................      8,191      7,328      6,652      2,550      2,219
International Division
    Europe (excluding The Netherlands)..............................      3,206      2,710      1,909        747        615
    North America...................................................      7,136      5,996      3,406      2,151      1,505
    South and Central America.......................................      2,364      1,609      1,063        517        547
    Middle East and Africa..........................................        263        217        160         99         61
    Asia/Pacific....................................................      1,584      1,137        770        (43)        11
                                                                      ---------  ---------  ---------  ---------  ---------
                                                                         14,553     11,669      7,308      3,471      2,739
Investment Banking Division.........................................      3,921      3,887      2,980        542        878
                                                                      ---------  ---------  ---------  ---------  ---------
    Subtotal........................................................     26,665     22,884     16,940      6,563      5,836
ABN AMRO Lease Holding..............................................        965        884        760        267        239
MeesPierson.........................................................         --         --      1,391         --         --
Unallocated result..................................................         --         --         --       (668)       106
Addition to Fund for general banking risks/Provision for general
  contingencies.....................................................         --         --         --        223       (395)
                                                                      ---------  ---------  ---------  ---------  ---------
ABN AMRO............................................................     27,630     23,768     19,091      6,385      5,786
                                                                      ---------  ---------  ---------  ---------  ---------
                                                                      ---------  ---------  ---------  ---------  ---------


                                                                        1996
                                                                      ---------

Netherlands Division................................................      1,678
International Division
    Europe (excluding The Netherlands)..............................        241
    North America...................................................      1,088
    South and Central America.......................................        246
    Middle East and Africa..........................................         (8)
    Asia/Pacific....................................................        160
                                                                      ---------
                                                                          1,727
Investment Banking Division.........................................        925
                                                                      ---------
    Subtotal........................................................      4,330
ABN AMRO Lease Holding..............................................        209
MeesPierson.........................................................        269
Unallocated result..................................................        131
Addition to Fund for general banking risks/Provision for general
  contingencies.....................................................       (146)
                                                                      ---------
ABN AMRO............................................................      4,793
                                                                      ---------
                                                                      ---------

                                                                    TOTAL ASSETS                RISK-WEIGHTED ASSETS(1)
                                                                   AT DECEMBER 31,                  AT DECEMBER 31,
                                                           -------------------------------  -------------------------------
                                                             1998       1997       1996       1998       1997       1996
                                                           ---------  ---------  ---------  ---------  ---------  ---------

                                                                                 (IN MILLIONS OF NLG)
Netherlands Division.....................................    197,943    183,635    166,621    148,296    144,010    129,315
International Division
    Europe (excluding The Netherlands)...................     85,094     88,775     77,406     57,998     58,203     57,675
    North America........................................    234,830    201,861    110,300    132,626    126,833     98,897
    South and Central America............................     44,922     15,702     10,037     30,131     14,114      8,639
    Middle East and Africa...............................      5,917      5,059      3,856      3,832      2,729      1,871
    Asia/Pacific.........................................     89,088     76,575     44,447     39,348     39,093     34,792
                                                           ---------  ---------  ---------  ---------  ---------  ---------
                                                             459,851    387,972    246,046    263,935    240,972    201,874
Investment Banking Division..............................    279,475    252,559    176,102     49,280     63,147     47,978
                                                           ---------  ---------  ---------  ---------  ---------  ---------
    Subtotal.............................................    937,269    824,166    588,769    461,511    448,129    379,167
ABN AMRO Lease Holding...................................     14,916     12,275     10,504     13,982     11,676     10,101
                                                           ---------  ---------  ---------  ---------  ---------  ---------
ABN AMRO.................................................    952,185    836,441    599,273    475,493    459,805    389,268
                                                           ---------  ---------  ---------  ---------  ---------  ---------
                                                           ---------  ---------  ---------  ---------  ---------  ---------

------------------------

(1) Risk-weighted assets are the value of balance sheet assets and off-balance sheet items weighted for risk in accordance with applicable regulatory requirements.

                                                                        FULL-TIME EQUIVALENT             OFFICES AND
                                                                                STAFF                      BRANCHES
                                                                           AT DECEMBER 31,             AT DECEMBER 31,
                                                                   -------------------------------  ----------------------
                                                                     1998       1997       1996       1998        1997
                                                                   ---------  ---------  ---------  ---------  -----------
Netherlands Division.............................................     25,235     24,093     23,041        937         962
International Division
    Europe (excluding The Netherlands)...........................      9,100      8,465      7,778        177         173
    North America................................................     18,768     17,099     11,066        443         439
    South and Central America....................................     26,989      5,183      4,714      1,704         121
    Middle East and Africa.......................................      1,145      1,062        988         70          70
    Asia/Pacific.................................................      7,133      4,108      3,147        176          53
    Central Staff................................................        339        355        189         --
                                                                   ---------  ---------  ---------  ---------       -----
                                                                      63,474     36,272     27,882      2,570         856
Investment Banking Division......................................      7,241      6,309      5,487         61          58
    of which included in International Division..................                                         (19)        (18)
Other divisions and group staff..................................      5,081      4,642      4,312         --
                                                                   ---------  ---------  ---------  ---------       -----
    Subtotal.....................................................    101,031     71,316     60,722      3,549       1,858
ABN AMRO Lease Holding...........................................      4,795      3,619      3,406         34          30
                                                                   ---------  ---------  ---------  ---------       -----
ABN AMRO.........................................................    105,826     74,935     64,128      3,583       1,888
                                                                   ---------  ---------  ---------  ---------       -----
                                                                   ---------  ---------  ---------  ---------       -----


                                                                     1996
                                                                   ---------
Netherlands Division.............................................      1,006
International Division
    Europe (excluding The Netherlands)...........................        182
    North America................................................        228
    South and Central America....................................        112
    Middle East and Africa.......................................         71
    Asia/Pacific.................................................         46
    Central Staff................................................         --
                                                                   ---------
                                                                         639
Investment Banking Division......................................         60
    of which included in International Division..................        (17)
Other divisions and group staff..................................         --
                                                                   ---------
    Subtotal.....................................................      1,688
ABN AMRO Lease Holding...........................................         29
                                                                   ---------
ABN AMRO.........................................................      1,717
                                                                   ---------
                                                                   ---------

RESULTS OF OPERATIONS

    1998 profit was slightly above the record level of 1997. The first half of 1998 saw strong growth. In the second half, results were affected by the turmoil in Russia and its impact on several other financial markets, notably South America. Net profit for 1998 improved by NLG 175 million or 4.5% to NLG 4,028 million from NLG 3,853 million in 1997, which in turn represented a NLG 550 million or 16.7% increase from 1996. Pre-tax profit increased in 1998 by 10.4% as ABN AMRO benefited from generally favorable economic and market conditions in most of the principal regions in which it operates, particularly in the United States and The Netherlands. Although economic conditions in the United States, The Netherlands and most of the rest of Europe continue to appear favorable at present, financial markets can be volatile, as demonstrated by recent events in Latin America, Asia and Russia, and there can be no assurance that the current combination of strong growth, relatively stable interest rates and near record stock market prices in many of the principal economies in which ABN AMRO operates will continue.

    During the second half of 1997, and in particular the closing months of that year, the financial markets were dominated by the crisis in Asia. Although ABN AMRO operates in all of the affected countries, on balance the crisis has had relatively few negative consequences for the Bank. The quality of the Bank's loan portfolio in the majority of the affected countries has been good. Furthermore, ABN AMRO's exposure in terms of outstanding loans and trading portfolios has been relatively small in this region compared to ABN AMRO's worldwide credit business. In addition, provisions have been made against this risk. The crisis in Asia also has had a positive side as the Bank has been able to attract new consumer banking customers, particularly in Indonesia and Thailand, interested in shifting their savings from local banks to foreign banks. In addition, the financial crisis resulted in a significant widening of interest margins in Asian markets.

    Early in 1999, Brazil was forced to abandon linking its currency, the real, to the U.S. dollar. While this linkage had been useful in enabling Brazil to bring its rampant inflation rate down to normal levels, it had exacted a high price in the form of a substantially overvalued currency. This, in turn, pushed up the current account deficit, making Brazil highly dependent on foreign capital. In an effort to achieve a significant reduction in interest rates, the government effected a policy shift and devalued the real. This sparked a maxi-devaluation that exceeded expectations as a result of the existing overvaluation, while the expected fall in interest rates did not materialize.

    The devaluation of the Brazilian real has an impact on ABN AMRO's real-denominated earnings. The high current interest rates in Brazil arising from the exchange rate policy initially serve to widen

ABN AMRO's interest margins, and have a positive effect on earnings. However, a sustained period of high interest rates will inevitably lower the production of new loans. In addition, the number of debtors who are unable to service their debts will increase, necessitating higher provisions chargeable to income. However, because the earnings of ABN AMRO's Brazilian operations are denominated to a substantial extent in U.S. dollars, such earnings are partly immune to the devaluation of the real.

    ABN AMRO's shareholders' equity is affected by conversion into guilders of real-denominated capital. Because a portion of the capital of Banco Real is held in U.S. dollars, part of this conversion risk is covered. The total effect on shareholders' equity amounted to approximately NLG 700 million in mid-March 1999, although the amount will differ depending on further currency movements over the course of the year.

    During 1998, revenues increased by NLG 3,862 million or 16.2% as compared to 1997 to NLG 27,630 million (24.5% increase in 1997 as compared to 1996) and operating expenses increased by NLG 2,764 million or 16.8% as compared to 1997 to NLG 19,182 million (27.0% in 1997 as compared to 1996). The provision for loan losses in 1998 increased 72.0% from 1997 levels to NLG 2,073 million, reflecting losses due to payment problems of Russian banks and increased cross-border exposure to a number of countries, including Indonesia, Thailand and Pakistan. ABN AMRO's efficiency ratio (operating expenses as a percentage of total revenue) deteriorated to 69.4% in 1998 from 69.1% in 1997 and 67.7% in 1996. Acquisition and exchange rate movements had a minor impact on pre-tax profits for 1998.

    After taking into account Preference Share and Convertible Preference Share dividends, in 1998, profit available for distribution to Ordinary Shares increased 4.8% to NLG 3,850 million from NLG 3,673 million in 1997, which in turn was a 17.9% increase from 1996. Net profit per Ordinary Share was NLG 2.71 and NLG 2.64 in 1998 and 1997, respectively, an increase of 2.7% and 14.3%, respectively, from prior year levels after taking into account the increase in the average number of Ordinary Shares outstanding from 1,346.3 million in 1996 to 1,388.7 million in 1997 and to 1,422.1 million in 1998.

    The Managing Board of ABN AMRO has established long-term financial objectives that include average annual growth in earnings per Ordinary Share of at least 10%, average annual growth in net profit of at least 12.5% and return on shareholders' equity of at least 18%, based on Dutch GAAP. There can be no assurance that such objectives will be achieved. In light of the volatility of financial markets, ABN AMRO's financial performance may fluctuate from period to period.

NET INTEREST REVENUE

    Net interest revenue rose by NLG 1,991 or 14.4% to NLG 15,862 million as compared to 1997. The Netherlands Division's guilder net interest margin was at the same level as in 1997 (3.0%). Retail lending volume grew in The Netherlands by 19.4% while commercial lending decreased by 0.6%. In the International Division, strong volume growth (up 9.6%), due to the acquisitions in Brazil and Thailand and commercial loan growth in U.S. operations, more than offset a slightly narrower net interest margin.

    Net interest revenue rose by NLG 2,345 million or 20.3% in 1997 as compared to 1996 to NLG 13,871 million. Both retail and commercial lending experienced volume growth in The Netherlands (up 18.5% and 4.5%, respectively), and the Netherlands Division's net interest margin was fractionally higher (from 2.8% in 1996 to 3.0% in 1997). The International Division experienced strong volume growth (up 48.5%), principally in the United States and to a lesser extent in the U.K. and Japan, due, in part, to acquisitions and higher exchange rates, as the net interest margins remained essentially unchanged.

NET COMMISSIONS

    In 1998, net commissions, which consist of revenue from payment services, securities, letters of credit and other financial guarantees and commissions generated from the sale of insurance policies, rose by NLG 1,195 million or 19.1% as compared to 1997. Securities commissions, which consist of brokerage, custody and underwriting fees, increased 17.0%, reflecting the continuation of the generally favorable conditions in the financial markets in Europe and the United States. Payment services commissions and asset management and trust fee income also showed a significant increase.

    In 1997, net commissions increased by NLG 1,316 million or 26.6% as compared to 1996. In particular, securities commissions increased 36.3%, reflecting high trading volumes in response to the unusually strong stock markets experienced in 1997.

RESULTS FROM FINANCIAL TRANSACTIONS

    Results from financial transactions reflecting primarily securities, foreign exchange and derivatives trading, increased NLG 104 million or 4.3% to NLG 2,540 million in 1998. Results from financial transactions were depressed by a loss of NLG 306 million on trading in emerging market debt instruments, following the Russian financial crisis in the second half of 1998. Results from securities trading were up NLG 304 million, however, reflecting favorable financial markets in the developed economies. Foreign exchange dealing also produced higher revenue, rising NLG 215 million or 22.5%, as the Bank benefited from the increased volatility of various currency markets, notably in emerging economies. Results from derivatives were at approximately the same level as in 1997.

    In 1997, results from financial transactions increased NLG 554 million or 29.4% to NLG 2,436 million from NLG 1,882 million in 1996, reflecting the favorable financial market environment prevailing during 1997. Securities and foreign exchange trading results increased by NLG 77 million or 9.9% and NLG 250 million or 35.5%, respectively, from 1996 levels. Derivatives trading results were NLG 86 million or 26.6% higher than in 1996, reflecting higher trading volumes. Other results from financial transactions showed an increase of NLG 141 million, the net effect of sharply higher gains on the sale of equity participations, increased currency translation losses on capital investments in ABN AMRO's operations in hyperinflationary countries and lower revenue from LDC debt trading. In 1995 and 1996, a provision was made against the risk of a devaluation of the Brazilian real. The provision of NLG 150 million was released at year-end 1997.

OTHER REVENUE

    Other revenues, which consist principally of results from mortgage origination fees, mortgage servicing fees, leasing activities, participating interests, insurance activities and securitizations, increased by NLG 572 million or 48.1% primarily due to an increase in the Bank's U.S. mortgage business, which is the eighth largest originator of mortgage loans in the United States with originations in 1998 of NLG 57.4 billion as compared to NLG 29.8 billion in 1997. Revenue from securities and participating interests, rose by NLG 138 million, primarily from the sale of several minority interests. Other revenues increased by NLG 462 million or 63.5% in 1997 over 1996 levels due, in part, to the sale of several minority interests.

OPERATING EXPENSES

    Operating expenses, which consists of staff costs, other administrative expenses and depreciation, increased in 1998 by NLG 2,764 or 16.8% to NLG 19,182 million. The underlying factors included significant internal growth, several information technology projects (including the Global Transaction Services ("GTS") project) and higher bonuses, notably in the United States. The investment for the euro also was substantial in 1998 (approximately NLG 375 million as compared to NLG 135 million in 1997), and the total cost of adapting the Bank's systems to the euro is expected to amount to approximately NLG 500 million. These costs were largely charged to provisions made for euro-related conversion costs in previous years. Expenses involved in Year 2000 compliance (more than NLG 200 million in 1998) were charged almost entirely to the income statement.

    Operating expenses increased in 1997 by NLG 3,489 million or 27.0%, to NLG 16,418 million. Excluding the effect of acquisitions, the sale of MeesPierson, higher exchange rates and the provisions relating to the adaptation of computer systems for Year 2000 compliance and the euro, the overall increase was 17.8% or NLG 2,073 million as compared to 1996. Operating expenses in the Netherlands Division were up 4.3%, as lower staff costs were more than offset by higher administrative expenses. Staffing levels increased modestly in The Netherlands in 1996 and again in 1997. However, due to the excellent investment performance of the company pension fund, no pension costs were incurred for the Bank's Dutch operations in 1997. Operating expenses in the International and Investment Banking Divisions grew in 1997 as a result of continued international expansion, particularly from internal growth and bonuses and higher exchange rates. Non-recurring items, consisting of a number of specific information technology projects such as euro conversion and Year 2000 Compliance, also increased operating expenses.

    In 1998, staffing costs increased by 18.6% to NLG 10,260 million. In 1997, staffing costs increased by 21.2% to NLG 8,653 million from NLG 7,140 million in 1996. The full-time equivalent work force, including temporary staff, increased by 41.2% during 1998 to 105,826 after increasing in 1997 by 16.9% to 74,935 at December 31, 1997. During 1998, the full-time work force in the International Division increased by 27,202 or 75.0% to 63,474, mainly due to the acquisitions of Banco Real, Bank of Asia and Bandepe (excluding acquisitions, the increase was 3,295 or 9.1% and was due to internal growth, mainly in the United States). ABN AMRO anticipates reducing its Brazilian work force over time as systems improvements are implemented. The Investment Banking and the Netherlands Divisions also increased their full-time equivalent work forces in 1998, increasing 14.8% and 4.7%, respectively, due to continuing expansion, mainly in London and Amsterdam, and to expanding the delivery of products and services to clients. During 1997, the full-time work force in the Investment Banking and International Divisions increased 15.0% and 30.1%, respectively, reflecting the acquisitions of Standard Federal Bancorporation and The Chicago Corporation in the United States and continuing expansion of the Bank's international and investment banking activities. The Netherlands Division increased its full-time equivalent work force 4.6% during 1997 principally to expand the delivery of products and services to clients.

    Other administrative expenses, which consist of office overhead, automation costs, advertising costs and other general expenses, increased NLG 880 million or 13.4% during 1998 to NLG 7,451 million, after increasing NLG 1,776 million or 37.0% in 1997 to NLG 6,571 million from NLG 4,795 million in 1996. Information technology and consulting costs in particular increased in both 1997 and 1998 as a result of a variety of automation and efficiency efforts. Non-recurring expenses partly caused administrative expenses to increase in both years. Included in 1998 and 1997 administrative expenses were the provisions described above for the adaptation of computer systems for the introduction of the euro and for the year 2000.

PROVISION FOR LOAN LOSSES

    Private sector loans (excluding professional securities transactions) and risk weighted total assets increased sharply in 1998 by 9.9% and 3.4%, respectively.

    Provision for loan losses rose from NLG 1,205 million in 1997 to NLG 2,073 million in 1998. In light of losses on transactions with Russian banks and increased cross-border exposure to a number of countries, including Indonesia, Thailand and Pakistan, NLG 668 million was added to provisions for loan losses for cross-border risks in 1998, as compared to the release of NLG 106 million in 1997. The remaining addition in 1998 of NLG 1,405 million to provision for loan losses related to specific bad debt provisions, which were higher particularly in Asia and Brazil but lower in The Netherlands and North America. In 1997, specific bad debt provisions totaled NLG 1,311 million. In 1998, the additions made to provisions at the end of 1997 for developments in Asia (approximately NLG 250 million) were allocated to specific loan losses. As a result, in 1998, NLG 223 million was released from the fund for general banking risks. In determining the net asset value of ABN AMRO's 1998 acquisitions, especially Banco Real, ABN AMRO has taken into account the increased exposure in each of the relevant countries. Accordingly, an extra addition was made to the fund for general banking risks, resulting in the current level of NLG 2,513 million being slightly above ABN AMRO's standard of 50 basis points of risk-weighted total assets. The combined provision for loan losses and addition to / release from the fund for general banking risks amounted to NLG 1,850 million in 1998 compared to NLG 1,600 million in 1997.

    For further information concerning ABN AMRO's loan loss provisioning policy, specific allowances for loan losses and country risk, Fund for general banking risks and credit quality ratios, see Item 1-- "Description of Business--Selected Statistical Information--Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses," Item 8--"Selected Financial Data--Selected Ratios" and notes 14 and 34 to the Consolidated Financial Statements.

VALUE ADJUSTMENTS TO FINANCIAL FIXED ASSETS

    Value adjustments to financial fixed assets included unrealized differences in the value of shares in the Bank's investment portfolios arising from the sharp decline in stock market prices in the second half of the year and losses on Russian government paper.

INCOME TAXES

    Income taxes in 1998 were up 20.5% or NLG 340 million to NLG 2,001 million, mainly attributable to lower tax-exempt revenue, several non-tax deductible losses and higher taxes in a number of countries. Income taxes in 1997 were up 23.1% or NLG 312 million to NLG 1,661 million. The effective tax rate rose to 31.3% in 1998 from 28.7% in 1997 and 28.1% in 1996. The effective tax rate is affected by changes in the relative contributions to income from different countries as well as the level of tax exempt income.

MINORITY INTERESTS

    Minority interests increased from NLG 272 million to NLG 356 million, reflecting the issuance of additional preferred stock by ABN AMRO's U.S. organization, primarily to finance acquisitions, and the incorporation of the minority interest of approximately 60% in Banco Real at year-end 1998 in the 1998 figures.

RESULTS OF OPERATIONS BY DIVISION

NETHERLANDS DIVISION

    The following table sets forth selected information pertaining to the Netherlands Division.

                                                                               1998       1997       1996
                                                                             ---------  ---------  ---------
                                                                               (IN MILLIONS OF NLG EXCEPT
                                                                                        STAFF AND
                                                                                  OFFICES AND BRANCHES)
Net interest revenue.......................................................      5,819      5,318      4,871
Net commissions............................................................      1,846      1,710      1,507
Results from financial transactions........................................        167        175        206
Other revenue..............................................................        359        125         68
                                                                             ---------  ---------  ---------
Total revenue..............................................................      8,191      7,328      6,652
Operating expenses.........................................................      5,343      4,747      4,544
Provisions for loan losses.................................................        222        362        430
Value adjustments to financial fixed assets................................         76         --         --
                                                                             ---------  ---------  ---------
Operating profit before taxes..............................................      2,550      2,219      1,678
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------
Total assets...............................................................    197,943    183,635    166,621
Risk-weighted assets.......................................................    148,296    144,010    129,315
Full-time equivalent staff.................................................     25,235     24,093     23,041
Number of offices and branches.............................................        937        962      1,006

    In 1998, the Netherlands Division achieved a NLG 331 million or 14.9% increase in operating profit before taxes as compared to 1997, when operating profit before taxes increased by NLG 541 million or 32.2% as compared to 1996. Provisions approximating NLG 125 million in 1998 and NLG 90 million in each of 1997 and 1996 related to the adaptation of computer systems for the introduction of the euro and for the Year 2000 and reduced operating profits before taxes for each of the three years. Total revenues in 1998 increased NLG 863 million or 11.8% over 1997 levels, following an increase in 1997 of NLG 676 million or 10.2% as compared to 1996. Operating expenses increased by NLG 596 million or 12.6% in 1998 as compared to 1997, following an increase in 1997 of NLG 203 million or 4.5% as compared to 1996. The provision for loan losses in 1998 decreased by NLG 140 million or 38.7% to NLG 222 million due to the excellent quality of the Dutch loan portfolio. The good quality of ABN AMRO's loan portfolio also permitted a lower provision for loan losses in 1997 than in 1996. Value adjustments to financial fixed assets showed a loss of NLG 76 million in 1998, reflecting unrealized losses of shares held in the share investment portfolio.

NET INTEREST REVENUE

    Net interest revenue grew in 1998 by NLG 501 million or 9.4%. In the guilder business, growth in total assets due to an increase in mortgages was the principal reason for this improvement. Market rates fell during the course of 1998. As long-term interest rates fell more sharply than shorter rates, the yield curve flattened. Uncertainty in the equity markets spurred demand for fixed-income securities. Due to the absence of inflationary pressures, the ten-year capital market rate dropped below 4% to reach the lowest level of the past 40 years. Money market rates remained fairly constant, hovering between 3.3% and 3.6%. The Dutch Central Bank maintained its official rates throughout 1998. It was not until the end of the year that the interest rate for special loans was reduced slightly.

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

    Average total assets rose less rapidly in 1998 than in previous years, up only NLG 15.3 billion or 8.5% as compared to 1997. Average private sector loan volume increased by 8.8% from NLG 162.5 billion in 1997 to NLG 176.8 billion in 1998. Loans to corporations were at approximately the same level as in 1997. Residential mortgage volume increased in 1998 by NLG 14.6 billion or 22.6% over 1997 levels, with home mortgage borrowers showing a preference for long-term fixed-rate loans.

    Average total assets rose NLG 15.9 billion in 1997 or 9.7% as compared to 1996. The residential mortgage portfolio at December 31, 1997, notably medium and long-term home loans, represented a NLG 11.1 billion or 20.7% increase over December 31, 1996 levels. Short-term lending to corporations, including roll-over loans, also increased, rising NLG 2.4 billion or 5.1%. In addition, the Bank completed a NLG 2 billion loan securitization program in The Netherlands at the end of 1997. Long-dated lending was partly financed with short-term funds, which contributed to the overall improvement in interest revenue, as the Bank benefited from favorable results of asset-liability management despite a somewhat flatter yield curve than in 1996.

NET COMMISSIONS

    The following table sets forth total net commissions and the components thereof for the Netherlands Division for each of the three most recently completed years.

                                                                                       1998       1997       1996
                                                                                     ---------  ---------  ---------
                                                                                          (IN MILLIONS OF NLG)
Payment services...................................................................        741        714        689
Insurance..........................................................................        260        239        238
Securities.........................................................................        663        600        442
Asset management and trust services................................................         60         54         50
Other..............................................................................        122        103         88
                                                                                     ---------  ---------  ---------
Total net commissions..............................................................      1,846      1,710      1,507
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------

    Net commissions were higher in 1998 compared to 1997, up NLG 136 million or 8.0%. Payment services showed a modest increase in 1998, rising NLG 27 million or 3.8% from 1997. Turnover and transaction commissions grew substantially as electronic payments increased more rapidly than the traditional methods of payment, and sales of the Bank's OfficeNet and HomeNet software packages, which permit the electronic delivery of payment instructions, remained strong. Commissions revenue from corporate and cross-border payments fell.

    Insurance commissions, both non-life insurance commissions and life insurance commissions, were up in 1998 as compared to 1997. The Bank believes that its increased focus on insurance products and their integration with banking services will lead to continued expansion of the Bank's insurance operations.

    Securities commissions rose in 1998, up 10.5% from 1997, in an extremely volatile trading environment. During 1998, commissions resulting from transactions in ABN AMRO's investment funds increased 11.1%. Custodial assets grew to NLG 1,009 million, up 12.7% from 1997, and custody fee revenue increased by 15%. Commission revenue from on-line securities trading by customers using the Investment Line and HomeNet software packages were substantially higher in 1998 than in 1997, with 30% of securities orders being placed through the Investment Line.

    Net commissions were substantially higher in 1997 compared to 1996, rising NLG 203 million or 13.5%. The increase was almost entirely due to the 35.7% rise in securities commissions during 1997.

    Payment services commissions in 1997 showed a modest increase, rising NLG 25 million or 3.6% from 1996. A decline in turnover commission was offset by increasing commission revenue from the sale of OfficeNet and HomeNet packages. The increased use of credit cards also added to commission revenue. ABN AMRO issued 1.8 million smart cards in 1997, bringing the total number in circulation to 8.2 million at December 31, 1998.

    Insurance commissions from sales of policies through ABN AMRO's branch network were essentially unchanged in 1997. Non-life insurance commissions dropped slightly, while life insurance commissions continued the advance from 1996.

    Securities commissions were up 35.7% in 1997 as compared to 1996, following 1996's 32.7% increase over 1995. The buoyant stock market climate during 1996 and 1997 resulted in strong growth in brokerage commissions. During 1997, commissions resulting from ABN AMRO investment fund transactions increased sharply by 20%. Custodial assets grew to NLG 895 billion, as custody fee revenue increased by 12%. Commission revenue from customers using the Bank's Investment Line and HomeNet software packages also increased, as the number of orders placed through the Investment Line tripled in 1997 over 1996.

RESULTS FROM FINANCIAL TRANSACTIONS

    The following table sets forth the results from financial transactions and the components thereof for the Netherlands Division for each of the three most recently completed years.

                                                                                            1998         1997         1996
                                                                                            -----        -----        -----
                                                                                                 (IN MILLIONS OF NLG)
Foreign exchange dealing...............................................................         136          151          149
Securities and other results from financial transactions...............................          31           24           57
                                                                                                ---          ---          ---
Total results from financial transactions..............................................         167          175          206
                                                                                                ---          ---          ---
                                                                                                ---          ---          ---

    For the Netherlands Division, results from financial transactions were attributable primarily to the spread realized on exchanging foreign currency for retail clients. Financial transactions in 1998 produced slightly lower revenue, down NLG 8 million or 4.6% from 1997. This was the result of a decrease in revenue from customer currency transactions, though improved results in derivatives transactions partially offset the overall decline.

    Financial transactions produced slightly lower revenue in 1997, falling NLG 31 million or 15.0% from 1996. Results from foreign exchange dealing were essentially unchanged. The item securities and other results from financial transactions in 1997 and 1996 was attributable to the sale of equity participations.

OTHER REVENUE

    Other revenue for the Netherlands Division consists principally of results from insurance activities, participating interests and, to a lesser extent, property development and rental revenue. Other revenue derived from insurance consists of the underwriting results, excluding staff expenses, of ABN AMRO Levensverzekering, ABN AMRO's life insurance subsidiary, and ABN AMRO's property and casualty insurance subsidiaries, including ABN AMRO Schadeverzekering.

    Other revenue increased by NLG 234 million in 1998. The insurance companies achieved vigorous growth in premium income. ABN AMRO Levensverzekering generated premium income of NLG 1,051 million, up 37.2% from NLG 766 million in 1997. Premium income of ABN AMRO Schadeverzekering rose to NLG 283 million in 1998 from NLG 190 million in 1997. The launch of new forms of insurance linked to bank products, as well as the increased focus on insurance in the branch network, made a significant contribution. ABN AMRO's life insurance and property and casualty insurance subsidiaries realized considerable growth in net revenue, which is the balance of premium income, investment income and insurance expense. ABN AMRO Levensverzekering closed the year with a profit of NLG 44 million (1997: NLG 40 million), although its results came under slight pressure due to a rise in the commission paid to ABN AMRO branches for certain products. Further commission increases are expected for 1999. ABN AMRO Schadeverzekering achieved a profit of NLG 42 million (1997: NLG 36 million).

    Other revenue increased by NLG 57 million or 83.8% to NLG 125 million in 1997. Net revenue from the Netherlands Division insurance subsidiaries improved sharply in 1997 as compared to 1996, increasing NLG 29 million or 60% to NLG 77 million. Life insurance premium income in 1997 increased by NLG 258 million or 51% to NLG 766 million.

OPERATING EXPENSES

    The following table sets forth operating expenses for the Netherlands Division for each of the three most recently completed years.

                                                                                       1998       1997       1996
                                                                                     ---------  ---------  ---------
                                                                                          (IN MILLIONS OF NLG)
Staff costs........................................................................      2,858      2,425      2,518
Other administrative expenses......................................................      1,855      1,787      1,504
Depreciation.......................................................................        630        535        522
                                                                                     ---------  ---------  ---------
                                                                                         5,343      4,747      4,544
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------

    Operating expenses in 1998 were up NLG 596 million or 12.6% due primarily to higher staff costs.

    Staff costs rose by NLG 433 million or 17.9% in 1998, partly as a result of an increase in staffing levels and the 3% wage increase in July 1998 under the Bank's collective labor agreement. As in 1997, increased product sales led to an expansion of staffing capacity. More staff was also required due to ABN AMRO's increased focus on insurance products. At year-end 1998, the full-time equivalent workforce (including temporary staff) totaled 25,235, representing a rise of 4.7% as compared to 1997. In addition, staff costs for support services, notably in respect of information technology ("IT") and the GTS projects, were substantially higher. Contributions of NLG 100 million were made to the company pension fund in 1998. Given the strong performance of the company pension fund in 1997, no contributions were made that year.

    Other administrative expenses increased in 1998 by NLG 68 million or 3.8%, partly reflecting volume growth (such as with respect to payment services), marketing support for the smart card and adjustments to hardware for its use. Other administrative expenses also include the expenditures relating to the GTS project and the euro launch.

    Depreciation increased by 17.8% in 1998, primarily in connection with higher depreciation for hardware and software. Capital expenditure on IT equipment in The Netherlands went up by approximately NLG 200 million to more than NLG 600 million in 1998.

    Operating expenses in 1997 were up NLG 203 million or 4.5% from 1996, due primarily to higher administrative expenses, including a provision relating to the adaptation of computer systems for the introduction of the euro and for the Year 2000.

    Staff costs in 1997 declined by NLG 93 million or 3.7%, primarily because of the absence of pension contributions. Severance costs were also down. Wages were raised 2% effective October 1, 1997 under the Netherlands Division's collective labor agreement. Staff increased in 1997. The full-time equivalent workforce in 1997, including temporary staff, grew by 1,052 or 4.6%.

    Other administrative expenses rose in 1997 by NLG 283 million or 18.8%. Costs were incurred in connection with the expansion of head office space, as well as for several information technology and other projects. Capital expenditures on replacement and new IT equipment in The Netherlands totaled NLG 418 million in 1997, consistent with 1996 levels. The Bank also incurred higher costs for commercial support of the continued nationwide introduction of the Bank's smart card. Costs were also incurred for an extensive euro information campaign aimed at customers and the general public.

PROVISION FOR LOAN LOSSES AND VALUE ADJUSTMENTS TO FINANCIAL FIXED ASSETS

    Provision for loan losses in 1998 was NLG 222 million, a decline of NLG 140 million or 38.7% from NLG 362 million in 1997. This decline reflected the excellent quality of the loan portfolio of the Netherlands Division. Risk-weighted total assets of the Netherlands Division amounted to NLG 148 billion at year-end 1998, essentially unchanged from 1997 levels. The downward adjustment to the value of financial fixed assets in 1998 related to unrealized losses on shares in the investment portfolios.

    The provision for loan losses in 1997 was NLG 362 million, a decline of NLG 68 million or 15.8% from NLG 430 million in 1996. This decrease reflected the continued good quality of the Netherlands Division's loan portfolio, despite continued growth in volume. Risk-weighted assets of the Netherlands Division were NLG 144 billion at December 31, 1997, an increase of 11.4% over risk-weighted assets for the Netherlands Division at December 31, 1996.

INTERNATIONAL DIVISION

    The following table sets forth selected information pertaining to the International Division for each of the three most recently completed years.

                                                                                  1998       1997       1996
                                                                                ---------  ---------  ---------
                                                                                  (IN MILLIONS OF NLG EXCEPT
                                                                                             STAFF
                                                                                   AND OFFICES AND BRANCHES)
Net interest revenue..........................................................      9,120      7,710      5,218
Net commissions...............................................................      3,483      2,641      1,502
Results from financial transactions...........................................      1,241        999        412
Other revenue.................................................................        709        319        176
                                                                                ---------  ---------  ---------
Total revenue.................................................................     14,553     11,669      7,308
Operating expenses............................................................      9,933      8,082      4,823
Provisions for loan losses....................................................      1,112        884        761
Value adjustments to financial fixed assets...................................         37        (36)        (3)
                                                                                ---------  ---------  ---------
Operating profit before taxes.................................................      3,471      2,739      1,727
                                                                                ---------  ---------  ---------
                                                                                ---------  ---------  ---------
Analysis of operating profit before taxes
  Europe (excluding The Netherlands)..........................................        747        615        241
  North America...............................................................      2,151      1,505      1,088
  South and Central America...................................................        517        547        246
  Middle East and Africa......................................................         99         61         (8)
  Asia/Pacific................................................................        (43)        11        160
                                                                                ---------  ---------  ---------
Operating profit before taxes.................................................      3,471      2,739      1,727
                                                                                ---------  ---------  ---------
                                                                                ---------  ---------  ---------
Total assets..................................................................    459,851    387,972    246,046
Risk-weighted assets..........................................................    263,935    240,972    201,874
Full-time equivalent staff....................................................     63,474(1)    36,272    27,882
Number of offices and branches................................................      2,570(2)       856       639

------------------------

(1) 24,407 full-time equivalent staff are attributable to the acquisition of Banco Real, Bandepe, Bank of Asia and BZW.

(2) 1,698 offices and branches are attributable to the acquisition of Banco Real, Bandepe, Bank of Asia and BZW.

    Operating profit before taxes in 1998 increased by NLG 732 million or 26.7% to NLG 3,471 million, of which NLG 53 million was attributable to higher exchange rates. Total revenue increased by NLG 2,884 million or 24.7% and operating expenses increased by 22.9%. The International Division's contribution to pre-tax group profit increased further, from 47% in 1997 to 54% in 1998. The North America region performed extremely well, with operating profit before taxes up NLG 646 million or 42.9% from 1997. Assuming unchanged average exchange rates and excluding acquisitions, operating profit before taxes of the International Division would have increased NLG 495 or 18.1%.

    Operating profit before taxes increased in 1997 by NLG 1,012 million or 58.6% to NLG 2,739 million, of which NLG 261 million was attributable to higher exchange rates. The U.S. dollar sharply increased in value against the guilder, rising from an average NLG 1.69 for 1996 to NLG 1.96 for 1997. Total revenue in 1997 rose by NLG 4,361 million or 59.7% to NLG 11,669 million, and operating expenses in 1997 rose by NLG 3,259 million or 67.6% to NLG 8,082 million. Assuming unchanged average exchange rates and excluding acquisitions, operating profit before taxes would have increased NLG 200 million or 11.6%.

NET INTEREST REVENUE

    Net interest revenue in 1998 improved by NLG 1,410 million or 18.3%, of which approximately NLG 900 million was due to internal growth and approximately NLG 500 million resulted from acquisitions, principally the acquisition of Banco Real. ABN AMRO's operations in both the United States and the Asia/Pacific region contributed significantly to the growth in interest revenue as a result of volume growth. The net interest margin for the International Division narrowed slightly, from 2.1% in 1997 to 2.0% in 1998, due to lower margins in South America in particular. In addition, long-term interest rates declined significantly in the United States in 1998, providing for a flatter yield curve on average than in 1997. The decrease in interest rates resulted in a substantial increase in mortgage refinancings in the United States, which resulted in the replacement of mortgage loans with lower-yielding assets.

    Net interest revenue in 1997 improved by NLG 2,492 million or 47.8% to NLG 7,710 million, almost entirely due to volume growth. The net interest margin for the International Division was unchanged at 2.1%. Private sector loans, exclusive of professional securities transactions, increased by an average of NLG 50.0 billion or 42.0% in 1997. A significant part of this growth was realized in the United States, principally from the acquisition of Standard Federal. Conditions for realizing U.S. dollar interest profits, however, were not optimal. The yield curve was almost flat at the end of the year, while long-term interest rates fell close to an all time low. As a result, the opportunities for mismatch benefits were limited. In addition, mortgage interest margins declined as a result of premature repayments and refinancings at lower market rates. As a result of stiff competition in the United States, there were only minor improvements in product margins.

NET COMMISSIONS

    The following table sets forth total net commissions and the components thereof for the International Division for each of the three most recently completed years.

                                                                                       1998       1997       1996
                                                                                     ---------  ---------  ---------
                                                                                          (IN MILLIONS OF NLG)
Payment services...................................................................        973        788        557
Insurance..........................................................................         80         58         40
Securities.........................................................................      1,150        755        294
Asset management and trust services................................................        429        331        238
Guarantees.........................................................................        197        178        152
Other..............................................................................        654        531        221
                                                                                     ---------  ---------  ---------
Total net commissions..............................................................      3,483      2,641      1,502
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------

    Net commissions in 1998 improved sharply, up NLG 842 or 31.9% to NLG 3,483 million. Payment services in 1998 increased by NLG 185 million or 23.5%, mainly due to the acquisition of Banco Real and volume growth in the United States. The volatility of world stock markets throughout the year boosted securities commissions by NLG 395 million or 52.3%, accounting for almost half of the total rise in net commissions. In 1998, the increase in fees from asset management and trust services of NLG 98 million or 29.6% was also mainly due to the acquisition of Banco Real and higher volumes in the United States. The increase in 1998 in other net commissions, which include mortgage loan servicing fees and financial advisory fees, including from mergers and acquisitions, of NLG 123 million or 23.2% was mainly due to the acquisition of BZW's operations in Australia and New Zealand.

    Net commissions in 1997 improved sharply, up 75.8% from NLG 1,502 million to NLG 2,641 million. The 41.5% increase in commission revenue from payment services was almost entirely attributable to higher volumes. Volumes rose particularly in the United States, in substantial part from the acquisition of Standard Federal. The acquisition of Magyar Hitel in Hungary also contributed to the increase. Reflecting buoyant stock markets worldwide in the first half of 1997, securities commissions rose by NLG 461 million or 156.8% as compared to 1996 to NLG 755 million. The second half of 1997 was characterized by volatility, which resulted in increased trading volume. Fees from asset management and trust services increased by NLG 93 million or 39.1% to NLG 331 million, reflecting higher results in the United States and France. Other net commissions, increased NLG 310 million or more than twice 1996 levels as a result of the inclusion of Standard Federal and Chicago Corporation in the United States.

RESULTS FROM FINANCIAL TRANSACTIONS

    The following table sets forth total results from financial transactions and the principal components thereof for the International Division for each of the three most recent years.

                                                                                         1998        1997        1996
                                                                                       ---------     -----     ---------
                                                                                             (IN MILLIONS OF NLG)
Securities trading...................................................................        206         237         130
Foreign exchange dealing.............................................................        892         646         303
Derivatives trading..................................................................        192         112          96
Other................................................................................        (49)          4        (117)
                                                                                       ---------         ---         ---
Total results from financial transactions............................................      1,241         999         412
                                                                                       ---------         ---         ---
                                                                                       ---------         ---         ---

    Results from financial transactions in 1998 increased NLG 242 million or 24.2% as compared to 1997. This increase was due to the continued volatility in the currency markets, which sent earnings from foreign exchange dealing sharply higher, notably in the United States and the Asia/Pacific region. Improved derivatives trading results were partially offset by lower results from securities trading. A loss was sustained on capital investments in hyperinflationary countries, mainly Turkey and Russia.

    Results from financial transactions increased by NLG 587 million or 142.5% in 1997 as compared to 1996 due to sharply higher profits from foreign exchange dealing, particularly from U.S. operations, and the release of the provision of NLG 150 million for the Brazilian real. Securities trading results also improved significantly throughout the international network in 1997, with a particularly strong contribution from the Asian region, where ABN AMRO benefited from the volatility of the currency markets.

OTHER REVENUE

    Other revenue rose sharply by NLG 390 million or 122.3% principally from higher earnings from the Bank's U.S. mortgage origination, securitization and servicing businesses. Other revenue in 1997 was up by NLG 143 million or 81.3% from 1996 levels mainly due to higher dividends received on portfolio investments and the sale of mortgage servicing rights by Standard Federal.

    OPERATING EXPENSES

    The following table sets forth operating expenses for the International Division for each of the three most recently completed years.

                                                                                       1998       1997       1996
                                                                                     ---------  ---------  ---------
                                                                                          (IN MILLIONS OF NLG)
Staff costs........................................................................      5,209      4,152      2,539
Other administrative expenses......................................................      4,106      3,464      2,003
Depreciation.......................................................................        618        466        281
                                                                                     ---------  ---------  ---------
                                                                                         9,933      8,082      4,823
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------

    In 1998, the NLG 1,851 million or 22.9% increase in operating expenses largely stemmed from acquisitions (more than NLG 500 million), higher bonuses (more than NLG 300 million), especially in the United States reflecting strong results, and the growth of ABN AMRO's business in the United States. The full-time equivalent workforce rose by 27,202 employees, largely as a result of acquisitions in Brazil (21,705) and Thailand (2,202). In addition, in the United States, approximately 1,450 full-time equivalent employees were added as a result of internal growth and approximately 179 full-time equivalent employees were added due to the acquisition of Sage. Other substantial expenditure items were the launch of the euro, Year 2000 compliance costs and the development of the GTS system.

    Operating expenses in 1997 increased NLG 3,259 million or 67.6% as compared to 1996 to NLG 8,082 million. The increase related to higher headcount as a result of acquisitions, internal growth, higher bonuses and higher provisions for the euro and Year 2000 projects than in 1996. Staff costs increased by NLG 1,613 million in 1997 due to an increase in the full-time equivalent workforce of 8,390 or 30.1% to 36,272. This increase in the workforce was largely due to the acquisition of Standard Federal and Chicago Corporation (together, 5,400 employees) with the remainder being attributable to internal growth. Higher exchange rates, particularly with respect to the U.S. dollar, contributed to staff cost increases in 1997. Excluding the effects of acquisitions, higher exchange rates and provisions for the euro and the Year 2000, operating expenses increased 21% in 1997 over 1996 levels.

    Other administrative expenses, including depreciation, increased NLG 794 million or 20.2% in 1998 due primarily to acquisitions and higher IT costs resulting primarily from Year 2000 and euro compliance. The number of branches and offices grew to 2,570, an increase of 1,714 or 200.2%, almost all due to the acquisitions of Banco Real and Bandepe in South America, which added 1,586 branches and offices, and Bank of Asia in Thailand, which added 112 branches and offices.

    Other administrative expenses, including depreciation, increased 72.1% in 1997 as compared to 1996 due primarily to acquisitions, higher exchange rates, and the continued expansion of the branch network. The number of branches and offices grew to 856, an increase of 217 or 34.0% as compared to year-end 1996. The acquisition of Standard Federal added 193 branches to ABN AMRO's North American organization. Non-recurring items in 1997 and in 1996 included the provision described above for the adaptation of computer systems for the introduction of the euro and for the Year 2000.

PROVISION FOR LOAN LOSSES AND VALUE ADJUSTMENTS TO FINANCIAL FIXED ASSETS

    Provision for loan losses increased in 1998 by NLG 228 million or 25.8% to NLG 1,112 million, following an increase in 1997 of NLG 123 million or 16.2%. Risk-weighted total assets of the International Division totaled NLG 264 billion at December 31, 1998, an increase of 9.5% over risk-weighted total assets for the International Division at December 31, 1997. The increase in provision for loan losses in 1998 related mainly to realized losses in Asia anticipated at the end of 1997 and a higher provision associated with the inclusion of acquired Brazilian operations and the expansion of ABN AMRO's existing Brazilian operations.

    The value of financial fixed assets was adjusted downward, due to a loss of NLG 37 million on Russian government paper. In 1997, a partial recovery of NLG 36 million was taken into account.

    Set forth below is a discussion, by region, of the operating results of the International Division.

EUROPE (EXCLUDING THE NETHERLANDS)

    Operating profit before taxes increased in 1998 by 21.5% to NLG 747 million. Results in Germany improved, due to the reorganizations of the Bank's German subsidiaries over the past few years and the successful expansion of ABN AMRO's investment banking business in Germany. In France, where ABN AMRO offers a broad range of services to corporate and private banking clients, all operations experienced growth. Belgium, too, reported good performance and strong growth. In the United

Kingdom, ABN AMRO strengthened its position further, notably in the area of complex financial solutions for multinational corporations, but a lower than expected result was reported. As in 1997, ABN AMRO's Swiss and Luxembourg private banking operations benefited from favorable market conditions. Private banking in these countries as well as in France made a significant contribution to the improvement of results in Europe.

    Among the southern European countries, Turkey made especially strong progress. In Italy, ABN AMRO established a very successful asset management operation through a joint venture with the Northern Italian Banca Antonveneta.

    The good results of ABN AMRO's banks in Central and Eastern Europe were offset by the spillover effect of the financial crisis in Russia. The crisis also had a distinctly negative impact on the performance of ABN AMRO's Moscow branch. Despite the difficult environment, results were satisfactory, notably in the area of servicing international corporate clients. ABN AMRO's operations in Poland, Romania and Kazakstan achieved excellent results. The drastic restructuring of ABN AMRO's late 1996 acquisition in Hungary continues to make slower-than-expected progress. Nevertheless, the Bank remains optimistic about the potential of its strong position in this future EU member state.

    Results in Europe improved significantly in 1997. Operating profit before taxes increased by NLG 374 million or 155.2% to NLG 615 million. Results in 1997 were affected by non-recurring costs, with results reduced by a provision of NLG 147 million for the adaptation of computer systems for the introduction of the euro and for the Year 2000. Excluding non-recurring costs in 1997, operating profit before taxes increased by NLG 521 million or 216.2% in 1997, due primarily to strong private banking and asset management results in France, Luxembourg and Switzerland, reflecting the strong European stock market conditions, and strong results in France, the United Kingdom and Belgium, which more than offset the weaker results generated in Germany. Germany's results fell short of expectations largely due to a reorganization of a German subsidiary and to the development of an investment banking organization in Germany. While results in Poland were less than expected, nearly all of ABN AMRO's other operations in Central and Eastern Europe reported substantially higher results in 1997.

NORTH AMERICA

    The contribution of North America to the operating profit before taxes of the International Division increased to 62%. North American operating profit before taxes rose from NLG 1,505 million in 1997 to NLG 2,151 million in 1998, an increase of 42.9%. This improvement was primarily attributable to continued growth of middle market lending volume at LaSalle and lower loan loss provisions.

    LaSalle (Illinois), EAB (New York) and Standard Federal (Michigan) each expanded their middle market lending efforts. LaSalle opened new lending offices in Minneapolis and Cleveland. The LaSalle retail organization saw increased market penetration with the installation of 675 automated teller machines at Clark Gas Stations throughout the Midwest and the introduction of on-line banking for bill-paying, funds transfers and balance verification. EAB increased its in-store banking facilities and plans to add more of these facilities in 1999. EAB also expanded its successful leasing activities and completed its first securitization transaction of leasing assets. Supported by the significant increase in mortgage refinancing resulting from lower interest rates, Standard Federal substantially increased its new mortgage origination.

    During 1998, the LaSalle Group, EAB and Standard Federal each benefited from the continuation of high net interest margins and loan volume growth. Net interest margins remained at attractive levels in 1998, although somewhat lower than in 1997. LaSalle, EAB and Standard Federal had net interest margins of 2.8% (3.1% in 1997), 4.0% (4.2% in 1997) and 2.5% (2.8% in 1997), respectively.
Private sector loans grew 11.7% for the LaSalle Group, 11.1% for EAB and 14.7% for Standard Federal.

    In addition, $3.3 billion of unfunded loan commitments and letters of credit were securitized at the end of 1998. This transaction provided an additional funding source and also had the benefit of improving capital ratios.

    ABN AMRO's branches in Canada reported lower results. The results of branches in Mexico improved.

    In 1997, North America's contribution to the operating profits before taxes of the International Division increased to 54.9%, as North American operating profits before taxes rose from NLG 1,088 million in 1996 to NLG 1,505 million in 1997, an increase of 38.3%. This improvement was mainly attributable to the acquisition of Standard Federal, which achieved results substantially above expectations, and the increase in value of the U.S. dollar. The strengthened average U.S. dollar to Dutch guilder exchange rate contributed NLG 202 million of the 1997 increase. Excluding this effect, operating profit before taxes increased 19.8% as compared to 1996.

    During 1997, both the LaSalle Group and EAB benefited from high net interest margins and loan volume growth. Net interest margins were at attractive levels in 1997, although somewhat lower than in 1996. LaSalle and EAB had net interest margins of 3.1% (3.5% in 1996) and 4.2% (4.1% in 1996), respectively. Private sector loans grew 18.3% for the LaSalle Group and 16.2% for EAB. Standard Federal achieved a net interest margin of 2.8% during 1997. Wholesale and retail mortgage loan originations were $13.8 billion, a record for Standard Federal. Approximately $10.0 billion of mortgage loans were resold in the secondary market. The U.S. ABN AMRO branches also reported good results in 1997, as the Bank reported an increased number of complex structural finance transactions. In addition, a $5.5 billion loan securitization program was completed at the end of 1997 in an effort to improve capital ratios. Net interest margins for North American operations declined on an overall basis, due primarily to the flattening of the yield curve, mortgage refinancings and competition in the financial services industry, which held down spreads on both sides of the balance sheet. Net interest margins for North American operations also declined as a result of a substantial increase in the volume of low margin (but also low risk) reverse repurchase agreements associated with the U.S. investment banking activities included in the International Division.

    ABN AMRO's branches in Canada and Mexico, while profitable in 1997, were not able to maintain their 1996 profit levels.

SOUTH AND CENTRAL AMERICA

    Operating profit before taxes in this region fell in 1998 from NLG 547 million to NLG 517 million, despite the contribution from Banco Real in the closing two months of the year. ABN AMRO's existing Brazilian operations reported sharply lower results, the principal factors being the release in 1997 of a provision of NLG 150 million that had been made in earlier years and, in 1998, the gradual deterioration of spreads on ABN AMRO's various activities and the high level of loan loss provisions.

    In Argentina, results failed to meet ABN AMRO's criteria as operating profit before taxes fell NLG 7 million, with a loss of NLG 13 million in 1998, although the consumer banking operation ABN AMRO is building in Argentina showed its first modest profits. In Chile, results increased substantially on an already excellent 1997. Results in Ecuador and Paraguay were highly satisfactory. The performance of ABN AMRO's operations in Venezuela and Uruguay remained below expectations owing to unfavorable economic conditions. ABN AMRO's newly opened branch in Colombia was still in the start-up phase. Panama reported a satisfactory result. The results in The Netherlands Antilles and Aruba were well above the 1997 level while lower results were reported in Surinam; however, ABN AMRO remains concerned about the difficult economic circumstances in The Netherlands Antilles.

    Operating profit before taxes in this region rose by NLG 301 million or 122.4% in 1997 to NLG 547 million as compared to 1996. Brazil showed a particularly strong gain. The provision of NLG

150 million made in previous years against the risk of a devaluation of the Brazilian real was released. Although commercial banking also improved, profits once again came largely from car finance activities, despite falling profits during the final months of 1997 following the announcement of new taxes and rising interest rates. Net interest margins again declined, as anticipated, from 5.7% in 1996 to 5.1% in 1997, but were more than offset by the 17% increase in loan volume. Gains were also recorded in Chile, Uruguay and Paraguay. Results in Argentina remained low, reflecting declining margins and retail expansion costs. The Netherlands Antilles, Ecuador and Venezuela also decreased during 1997.

MIDDLE EAST AND AFRICA

    Operating profit before taxes in this region improved in 1998 by NLG 38 million or 62.3% to NLG 99 million, as improved results in the United Arab Emirates, particularly from private banking, and at Saudi Hollandi Bank in Saudi Arabia, principally from consumer banking, offset lower results from Morocco.

    In 1997, operating profit before taxes in this region amounted to NLG 61 million as compared to a loss of NLG 8 million in 1996, as strong results by Saudi Hollandi Bank, and in Lebanon and Bahrain, offset unsatisfactory results in Morocco and Kenya. In the United Arab Emirates, results dropped slightly due to higher risk provisioning.

ASIA/PACIFIC

    Considering the difficult operating conditions brought about by the Asian financial crisis, results were satisfactory in 1998. Operating profit before taxes declined from a profit of NLG 11 million in 1997 to a loss of NLG 43 million in 1998, due to the high level of loan loss provisions. Higher revenue from money market transactions, foreign exchange dealing and deposits were the main elements of growth in the region.

    Operating results in Indonesia, Japan and Korea exceeded expectations, reflecting extraordinary profits from treasury business and liability products. Indonesia sustained a loss, however, due to the extremely high level of loan loss provisions. Hong Kong again saw an excellent year, on the strength of its balanced mix of corporate, investment and consumer banking activities. India also performed well despite an impending recession and increased competition. The operation in Taiwan, one of the East-Asian countries least affected by the financial crisis, showed a strong performance, with consumer banking in Taiwan achieving profitability in June 1998. Over 225,000 credit cards were issued in the region last year.

    Results of the global treasury unit in Singapore were negatively affected by the Asian financial crisis, offset to some extent by the good performance of ABN AMRO's Singapore branch (before loan losses). Capital controls and political uncertainty in Malaysia and severe economic problems and political uncertainty in Pakistan hurt results in those two countries.

    The results of ABN AMRO's branch in Thailand more than doubled despite the country's ailing financial health. ABN AMRO believes that this increase was due largely to a "flight to quality" by depositors to well-known foreign banks from domestic banks.

    In 1997, operating profit before taxes in Asia fell sharply from NLG 160 million in 1996 to NLG 11 million in 1997, as substantial provisions were made due to the Asian economic crisis. Operating profits before taxes also were reduced due to loan losses and the costs of expanding investment banking activities in Japan and Australia and markdowns of securities portfolios and operating costs in Singapore. The crisis also provided opportunities, as the Bank was able to expand its customer base significantly, particularly in Thailand and Indonesia, and treasury business expanded in a number of Asian countries. Consumer banking activities also increased in Taiwan. Operating profit before taxes in

Hong Kong and Korea exceeded expectations and results in Pakistan, India and the Philippines were also favorable.

INVESTMENT BANKING DIVISION

    The following table sets forth selected information pertaining to the Investment Banking Division for each of the three most recently completed years.

                                                                               1998       1997       1996
                                                                             ---------  ---------  ---------
                                                                               (IN MILLIONS OF NLG EXCEPT
                                                                                          STAFF
                                                                                AND OFFICES AND BRANCHES)
Net interest revenue.......................................................        527        485        569
Net commissions............................................................      1,937      1,752      1,201
Results from financial transactions........................................      1,132      1,262      1,054
Other revenue..............................................................        325        388        156
                                                                             ---------  ---------  ---------
Total revenue..............................................................      3,921      3,887      2,980
Operating expenses.........................................................      3,225      2,954      2,007
Provision for loan losses..................................................         54         55         76
Value adjustments to financial fixed assets................................        100         --        (28)
                                                                             ---------  ---------  ---------
Operating profit before taxes..............................................        542        878        925
                                                                             ---------  ---------  ---------
                                                                             ---------  ---------  ---------
Total assets...............................................................    279,475    252,559    176,102
Risk-weighted assets.......................................................     49,280     63,147     47,978
Full-time equivalent staff.................................................      7,241      6,309      5,487
Number of offices and branches.............................................         61         58         60

    Due mainly to the turmoil in the financial markets in the second half of 1998, operating profit before taxes fell by 38.3% to NLG 542 million in 1998 as compared to 1997. Revenues remained at virtually the same level in 1998 as in 1997. Operating expenses were up 9.2% due to the expansion of ABN AMRO's investment banking operations. The markdown of shares in the equity investment portfolios, as a result of lower stock prices, also had a negative impact on results.

    Operating profit before taxes in 1997 fell by NLG 47 million or 5.1% as compared to 1996. The generally strong financial markets worldwide led to strong results from financial transactions and securities commissions, with total revenue increasing by NLG 907 million or 30.4% to NLG 3,887 million. Operating profit before taxes was reduced by a provision of NLG 53 million relating to the adaptation of computer systems for the introduction of the euro and for the Year 2000. However, operating expenses rose NLG 947 million or 47.2%, more rapidly than revenues.

NET INTEREST REVENUE

    In 1998, net interest revenue rose by NLG 42 million or 8.7% as compared to 1997, mainly due to a profit on the sale of part of an investment bond portfolio.

    In 1997, net interest revenue declined by NLG 84 million or 14.8% as compared to 1996. These decreases were mainly attributable to funding costs of higher levels of equity securities portfolios.

NET COMMISSIONS

    The following table sets forth total net commissions and the components thereof for the Investment Banking Division for each of the three most recently completed years.

                                                                                       1998       1997       1996
                                                                                     ---------  ---------  ---------
                                                                                          (IN MILLIONS OF NLG)
Securities.........................................................................      1,352      1,351        983
Asset management and trust services................................................        401        332        218
Other..............................................................................        184         69         --
                                                                                     ---------  ---------  ---------
Total net commissions..............................................................      1,937      1,752      1,201
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------

    Net commissions for 1998 rose by NLG 185 million or 10.6% to NLG 1,937 million, mainly owing to higher fee income from asset management and trust and M&A advisory services, after rising NLG 551 million or 45.9% in 1997 as compared to 1996. Securities commissions, which consist of brokerage, custody and underwriting fees, remained at 1997 levels, as strong growth in Europe offset lower results in the Far East. Securities commissions increased by NLG 368 million or 37.4% in 1997 as compared to 1996, due to higher brokerage fee revenue from securities subsidiaries, in particular ABN AMRO Asia and Alfred Berg, and from the underwriting of equity offerings.

    As in 1997, the ABN AMRO Rothschild joint venture in equity offerings was awarded a large number of attractive mandates. The most striking transaction in The Netherlands was the much-publicized flotation of AFC Ajax, for which ABN AMRO Rothschild acted as global coordinator and bookrunner. ABN AMRO Rothschild also led two large global offerings by Ahold. In France, the joint venture was appointed global coordinator of the privatization of insurance company CNP, while international offerings were led for the first time in Spain and Italy. ABN AMRO Rothschild acted as joint lead manager in the privatization of TAB, the largest bookmaker in Australia, and as lead manager for the convertible bond loan of the Taiwanese IT company Ritek.

    ABN AMRO is active in the field of M&A advisory services, both in The Netherlands and elsewhere in Europe. ABN AMRO was advisor to Vendex for the takeover of KBB and to Koninklijke Gist Brocades for its merger with DSM. Advice on cross-border mergers and acquisitions was provided to such companies as Guardian Royal Exchange for the acquisition of TNIC (The Netherlands Insurance Companies) and to Akzo Nobel for the acquisition of Courtaulds. For the Courtaulds acquisition, ABN AMRO also arranged and led a L2 billion syndicated loan. This was the largest debt offering ever arranged by ABN AMRO, providing firm proof of its capabilities as a universal bank.

    ABN AMRO is also a strong presence in the field of structured finance, and considers itself one of the top project finance banks in the world. In 1998, ABN AMRO arranged, among other things, a loan for the construction of a GSM network in Egypt and acted as arranger and agent for a major project finance deal in the chemical sector in Australia. ABN AMRO's expertise in the field of export finance, combined with its recognized knowledge of the oil and gas sector, resulted in an arranger's role for the multi-sourced financing of a gas project in Turkmenistan. On behalf of a Swiss customer, ABN AMRO arranged the first aircraft finance deal in Europe in the form of an asset-backed commercial paper conduit financing.

    In 1998, ABN AMRO's investment bank was extremely active in the field of bond offerings, including such transactions as the bond loan for the Electricity Generating Authority of Thailand, where ABN AMRO acted as sole bookrunner, and the 30-year bundled strip bond loan for the Republic of Argentina. In The Netherlands, ABN AMRO maintained its prominent position, acting as lead manager and bookrunner for over 65% of the aggregate value of NLG bond offerings. ABN AMRO was also the leading foreign underwriter for DEM bond offerings.

    Custody fee income was NLG 72 million in 1998, an increase of NLG 14 million or 24.1% from 1997, due to an increase in assets under custody. For 1997, custody fee income was NLG 58 million, an increase of NLG 15 million or 33.3% from 1996 as assets under custody increased.

    Asset management and trust fee income in 1998 increased 20.8% to NLG 401 million. Assets managed worldwide increased 27% from NLG 155 billion at year-end 1997 to NLG 197 billion at year-end 1998, with the International Division accounting for half of this amount. Strong European investor interest, ABN AMRO's marketing and sales activities and its generally recognized expertise in European investing combined to boost assets managed in its European portfolios. For both 1998 and 1997, discretionary portfolio management for institutional and private clients represented 32% and 25%, respectively, of total assets under management, with the balance represented by ABN AMRO-managed investment funds.

    In 1997, asset management and trust service fee income increased by NLG 114 million or 52.3% to NLG 332 million. Assets managed worldwide rose 30% during the year.

RESULTS FROM FINANCIAL TRANSACTIONS

    The following table sets forth total results from financial transactions and the principal components thereof for the Investment Banking Division for each of the three most recently completed years.

                                                                                       1998       1997       1996
                                                                                     ---------  ---------  ---------
                                                                                          (IN MILLIONS OF NLG)
Securities trading.................................................................        956        621        569
Foreign exchange dealing...........................................................        142        158        196
Derivatives trading................................................................        192        290        171
Other..............................................................................       (158)       193        118
                                                                                     ---------  ---------  ---------
Total results from financial transactions..........................................      1,132      1,262      1,054
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------

    In 1998, financial transactions generated lower revenue, down 10.3% to NLG 1,132 million. Securities trading results increased due to substantially better results on equity, equity derivatives and bond trading. Foreign exchange dealing produced slightly lower revenue. Revenues from derivatives trading performance also were lower than in 1997, with the decrease attributable mainly to Europe. Other results from financial transactions were lower due to limited sales opportunities for ABN AMRO's equity participations as a result of the uncertain market environment. Sales of equity participations were NLG 148 in 1998, down from NLG 256 in 1997. In addition, volatile market movements, particularly in Russia and Brazil, produced a loss in the LDC debt trading portfolio of NLG 306 million.

    In 1997, results from financial transactions increased by NLG 208 million or 19.7% as compared to 1996. The favorable performance of various stock exchanges, particularly the AEX Stock Exchange in Amsterdam, strongly boosted results from equity trading in both 1996 and 1997. Results from bond trading, particularly in eurobonds and Dutch government bonds, also improved in both 1996 and 1997. Foreign exchange dealing results decreased by NLG 38 million or 19.4% in 1997 as compared to 1996. Revenue from derivatives trading in 1997 was a record NLG 290 million, up NLG 119 million or 69.6% from 1996's level of NLG 171 million, as the Bank benefited from its expanded operations and favorable market conditions in both years.

    Other results from financial transactions showed a profit of NLG 193 million in 1997, which was an increase of NLG 75 million from 1996. Favorable market conditions permitted the sale of a significant number of equity participations. The sizable market correction in the emerging markets, which began in Asia, caused other results from financial transactions to be lower than expected during 1997.

OTHER REVENUE

    In 1998, other revenue fell NLG 63 million or 16.2% to NLG 325 million, primarily due to lower revenue from participating interests, following 1997's increase of NLG 232 million or 148.7% as compared to 1996.

OPERATING EXPENSES

    The following table sets forth the operating expenses and the components thereof for the Investment Banking Division for each of the three most recently completed years.

                                                                                       1998       1997       1996
                                                                                     ---------  ---------  ---------
                                                                                          (IN MILLIONS OF NLG)
Staff costs........................................................................      1,798      1,715      1,171
Other administrative expenses......................................................      1,248      1,084        745
Depreciation.......................................................................        179        155         91
                                                                                     ---------  ---------  ---------
                                                                                         3,225      2,954      2,007
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------

    Operating expenses rose in 1998 by 9.2% to NLG 3,225 million. Staff costs increased by 4.8% while staff count rose 14.8%. Bonus payments declined in line with lower revenue for the whole of 1998. As in 1997, substantial capital outlays were made. In 1998, such capital outlays were made in connection with information technology, particularly to accommodate growth of the London-based investment banking business.

    Operating expenses in 1997 totaled NLG 2,954 million, an increase of NLG 947 million or 47.2% as compared to 1996. Operating expenses were increased by a provision of NLG 53 million for the adaptation of computer systems for the euro and the Year 2000 and by the effect of higher exchange rates. Excluding this non-recurring item and assuming unchanged exchange rates, operating expenses increased NLG 697 million or 34.7% in 1997 over 1996 levels. Continued expansion of ABN AMRO's investment banking activities resulted in a 20% rise in the full-time equivalent workforce and higher total bonuses. Substantial capital expenditures were made in information technology during 1997, particularly to accommodate growth of the London-based investment banking business.

PROVISION FOR LOAN LOSSES AND VALUE ADJUSTMENTS TO FINANCIAL FIXED ASSETS

    Provision for loan losses were essentially unchanged from 1997 levels, following 1997's decrease of NLG 21 million or 27.6% to NLG 55 million. Risk-weighted total assets of the Investment Banking Division amounted to NLG 49 billion at year-end 1998, compared to NLG 63 billion at year-end 1997. The introduction of new and more sophisticated risk models facilitated this substantial reduction.

    The downward adjustment to the value of financial fixed assets in 1998 related to unrealized losses on shares in ABN AMRO's investment portfolios.

ABN AMRO LEASE HOLDING

    The following table sets forth selected information pertaining to ABN AMRO Lease Holding for each of the three most recently completed years.

                                                                                  1998(1)    1997(1)    1996(1)
                                                                                 ---------  ---------  ---------
                                                                                   (IN MILLIONS OF NLG EXCEPT
                                                                                              STAFF
                                                                                    AND OFFICES AND BRANCHES)
Net interest revenue...........................................................        396        358        326
Net commissions................................................................        201        169        150
Other revenue..................................................................        368        357        284
                                                                                 ---------  ---------  ---------
Total revenue..................................................................        965        884        760
Operating expenses.............................................................        681        635        530
Provision for loan losses......................................................         17         10         21
                                                                                 ---------  ---------  ---------
Operating profit before taxes..................................................        267        239        209
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------
Total assets...................................................................     14,916     12,275     10,504
Risk-weighted assets...........................................................     13,982     11,676     10,101
Full-time equivalent staff.....................................................      4,795      3,619      3,406
Number of offices and branches.................................................         34         30         29

------------------------

(1) This selected financial information may differ from published financial statements of ABN AMRO Lease Holding as the data above have been adjusted to reflect the elimination of intercompany transactions.

    Operating profit before taxes has improved in each of the last three years. In 1998, operating profit before taxes increased 11.7% from NLG 239 million to NLG 267 million, following 1997's increase of 14.4%, with the leasing portfolio growing by NLG 2.3 billion or 20.4% to NLG 13.6 billion at year-end 1998. In The Netherlands, results before provision for loan losses and taxes were up NLG 19 million or 18.0% to NLG 123 million from 1997 levels. Outside The Netherlands, results before provision for loan losses and taxes improved NLG 16 million over 1997 to NLG 161 million, with ABN AMRO Lease Holding benefiting from favorable economic conditions in the United States and other countries.

    In addition to internal growth of NLG 1.8 billion, the portfolio growth also stemmed from two major acquisitions, a leasing company in South Africa with 15,000 cars in the first half of 1998 and KPN Autolease, a Dutch leasing company also with a fleet of 15,000 cars in late 1998. In addition, a contract was concluded in Australia for the management of 16,500 vehicles. Partly as a result of these acquisitions, the number of vehicles under management grew from 394,000 at year-end 1997 to 527,000 at year-end 1998. ABN AMRO intends to increase the size of its leasing business, including through acquisitions.

RECONCILIATION OF NET PROFIT UNDER U.S. GAAP

    Net profit in 1998 in accordance with U.S. GAAP was NLG 186 million higher than net profit in accordance with Dutch GAAP. The increase was principally the net result of (i) an increase in net gains from securities available for sale of NLG 892 million relating to differences in accounting for realized gains and losses in investment portfolios, and (ii) lower pension costs of NLG 153 million due to an increased return on plan assets, offset in part by (a) a charge of NLG 474 million (of which NLG 329 million related to North American acquisitions) for goodwill associated with acquisitions by ABN AMRO (under Dutch GAAP all goodwill is written off at the time of the acquisition), (b) charges under U.S. GAAP relating to the adaptation of computer systems for the euro and for the year 2000, which have been provisioned under Dutch GAAP in preceding years and
(c) the tax effects of the reconciliation adjustments. Operating profit before taxes for North American operations for 1998 in accordance with U.S. GAAP would have been NLG 329 million lower than operating profit before taxes under Dutch GAAP giving effect only to the charges under U.S. GAAP for goodwill amortization for North American acquisitions.

    Net profit for 1997 in accordance with U.S. GAAP was NLG 383 million lower than net profit in accordance with Dutch GAAP. The reduction was principally the net result of (i) a charge of NLG 427 million (of which NLG 334 million related to North American acquisitions) for goodwill amortization associated with acquisitions by ABN AMRO, (ii) higher pension costs of NLG 86 million associated with the absence of charges under Dutch GAAP for pension costs as a result of strong pension fund investment results and (iii) the tax effects of the reconciliation adjustments, offset in part by an increase in net gains from securities available for sale of NLG 335 million relating to differences in accounting for realized gains and losses in investment portfolios. Operating profit before taxes for North American operations for the year ended December 31, 1997 in accordance with U.S. GAAP would have been NLG 334 million lower than operating profit before taxes under Dutch GAAP giving effect only to the charges under U.S. GAAP for goodwill amortization for North American acquisitions.

    Net profit for the year ended December 31, 1996 in accordance with U.S. GAAP was NLG 302 million higher than net profit in accordance with Dutch GAAP. The increase was principally the net result of (i) an increase in net interest revenue and net gains from securities available for sale of NLG 449 million relating to differences in accounting for realized gains and losses in investment portfolios, (ii) the elimination of charges of NLG 234 million associated with certain contingencies, such as the provision for the adaptation of computer systems for the euro and for the Year 2000, which under U.S. GAAP are not permitted to be taken until the event or expenditure has actually occurred, (iii) an increase in results from financial transactions of NLG 110 million attributable to differences in valuation of derivatives transactions conducted on behalf of clients and held to maturity and the offsetting derivatives positions, and (iv) the allocation to net profit of NLG 101 million of the 1996 addition of NLG 146 million to the Provision for general contingencies with the balance being allocated to the Fund for general banking risks reduced by (x) a charge of NLG 287 million (of which NLG 139 million related to North American acquisitions) for goodwill amortization associated with acquisitions by ABN AMRO and (y) the tax effects of the reconciliation adjustments. Operating profit before taxes for North American operations for the year ended December 31, 1996 in accordance with U.S. GAAP would have been NLG 224 million lower than operating profit before taxes in accordance with Dutch GAAP giving effect only to the charges under U.S. GAAP for goodwill amortization for North American acquisitions and for the one-time payment to SAIF of $50 million provided for by ABN AMRO under Dutch GAAP in 1995.

CAPITAL RESOURCES

    The following table shows ABN AMRO's capital at December 31, 1998, 1997 and 1996.

                                                                                         AT DECEMBER 31,
                                                                                 -------------------------------
                                                                                   1998       1997       1996
                                                                                 ---------  ---------  ---------

                                                                                      (IN MILLIONS OF NLG)
Ordinary Share capital.........................................................      1,801      1,763      1,715
Preference Share capital.......................................................      1,813      1,813      1,813
Convertible Preference Shares..................................................          9         10         20
                                                                                 ---------  ---------  ---------
                                                                                     3,623      3,586      3,548
Ordinary Share premium reserves................................................      5,309      5,215      5,061
Convertible Preference Share premium reserves..................................         99        121        234
Other reserves.................................................................     14,598     16,923     16,133
                                                                                 ---------  ---------  ---------
Shareholders' equity...........................................................     23,629     25,845     24,976
Minority interests.............................................................      7,779      4,527      2,105
                                                                                 ---------  ---------  ---------
Group equity...................................................................     31,408     30,372     27,081
Fund for general banking risks.................................................      2,513      2,483      2,000
Subordinated debt..............................................................     19,789     20,101     15,309
                                                                                 ---------  ---------  ---------
Group capital..................................................................     53,710     52,956     44,390
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------

    Group capital at year-end 1998 totaled NLG 53,710 million, up NLG 754 million or 1.4% from year-end 1997. Shareholders' equity, one of the components of group capital, fell in 1998 by NLG 2,216 million to NLG 23,629 million. Goodwill charges and currency translation losses were partially offset by retained profit and stock dividends of NLG 3,390 million.

    With respect to the 1998 interim dividend, 68% of ordinary shareholders opted for the stock dividend, leading to the issue of 13.5 million shares at NLG 43.20, representing a total value of NLG 581 million. The 1998 final dividend, which will be payable in May 1998, will involve the payment of an estimated NLG 670 million in stock.

    The exercise of staff options at an average price of NLG 31.91 caused the number of ordinary shares to increase by 3.3 million. In addition, 0.4 million preference shares were converted into 1.5 million ordinary shares against an additional payment of NLG 1.75 per ordinary share. As a consequence, shareholders' equity rose by NLG 109 million.

    Goodwill charges under Dutch GAAP of NLG 5.0 billion, representing the difference between cost and net asset value of acquisitions, largely related to the acquisitions of Banco Real (NLG 3.4 billion), Bank of Asia (NLG 0.9 billion) and ABN AMRO Asia Ltd. (NLG 0.3 billion). An amount of NLG 709 million was charged to the exchange differences reserve due to currency translation losses on capital investments in operations abroad, primarily resulting from the depreciation of the U.S. dollar from NLG 2.02 at year-end 1997 to NLG 1.89 at the end of 1998.

    It will be proposed to the general meeting of shareholders to declare a dividend of NLG 1.27 per ordinary share of NLG 1.25 each for 1998. This represents a 5.8% increase from the dividend for 1997. An interim dividend of NLG 0.60 has already been made available, leaving an unchanged final dividend of NLG 0.67. Converted at the fixed EUR/NLG rate of 2.20371, the final dividend amounts to EUR 0.30403 per share, while the full dividend for 1998 amounts to EUR 0.57630 per share. The final dividend will be payable wholly in cash or, at the shareholder's option, wholly in ordinary shares chargeable to the share premium account in a ratio which is still to be determined. The ratio of the value of the stock dividend to that of the cash dividend will be determined on May 20, 1999, after the close of trading on the Amsterdam Exchanges, on the basis of the average quotation for that day. The value of the stock dividend will be virtually equal to that of the cash dividend. The new ordinary shares will qualify for dividends from January 1, 1999. The ordinary share will be quoted ex dividend from Monday, May 7, 1999. Shareholders can submit instructions whether they opt for dividend payment in cash or in stock from May 7 to May 20, 1999 inclusive. The 1998 final dividend will be payable as of May 28, 1999.

    Minority interests increased NLG 3,252 million, mainly from preferred stock issued by ABN AMRO's U.S. business ($1,250 million) and the temporary minority interest in Banco Real (NLG 1,478 million), offset by currency translation losses on minority interests of NLG 430 million.

    The fund for general banking risks increased in 1998 from NLG 2,483 million to NLG 2,513 million. An amount of NLG 145 million net (NLG 223 million gross) was released from the fund. This release related to specific provisions for Asia. As a portion of the equity of acquisitions was added to the fund, the level of the fund increased on a net basis.

    Subordinated debt decreased in 1998 by NLG 0.3 billion. New subordinated debt of NLG 1.0 billion was issued, almost all in The Netherlands. The converted NLG value of subordinated debt fell by NLG 0.8 billion, due to a weaker U.S. dollar.

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

    ABN AMRO's overall capital resources policy is maintained with reference to the supervisory requirements of the Dutch Central Bank, which applies a capital ratio based on BIS guidelines as the principal measure of capital adequacy. Such ratio compares a bank's capital, which is divided into three tiers, with its assets and off-balance sheet exposures weighted according to broad categories of relative credit risk. The minimum total capital ratio standard is 8% of risk weighted assets and the minimum Tier 1 capital ratio is 4% of risk weighted assets.

    At year-end 1998, ABN AMRO's Tier 1 capital ratio was 6.94%, its total capital ratio was 10.48%, and the amount of subordinated loans included in lower Tier 2 capital was 47.6% of Tier 1 capital. Under BIS guidelines, the amount of subordinated debt that may be included as lower Tier 2 capital is limited to 50% of Tier 1 capital. The Dutch Central Bank has established minimum capital requirements for the market and other risks associated with trading activities. The capital adequacy requirement for this market risk at December 31, 1998 was NLG 1.4 billion. The Dutch Central Bank permits the issuance of Tier 3 capital in the form of subordinated loans with a maturity of two years or greater. The Bank has issued $500 million of subordinated debt that qualifies as Tier 3 capital. See Item 1--"Description of Business--Supervision and Regulation." At year-end 1998, the total capital ratio and Tier 1 capital ratio of ABN AMRO North America, Inc., the bank holding company for the

LaSalle Group, were 10.75% and 7.21%, respectively, as compared to 10.92% and 7.37%, respectively, at December 31, 1997.

    Risk-weighted assets at December 31, 1998 were NLG 475.5 billion, which is NLG 15.7 billion or 3.4% higher than at December 31, 1997. The increase resulted primarily from acquisitions and a substantial increase in the overall loan portfolio and was partly offset by lower exchange rates and lower capital requirements for market risks. In order to improve capital ratios and return on equity, a number of securitizations were completed in 1998 ($3.5 billion in the United States and NLG 1.5 billion in The Netherlands).

    The following table analyzes the capital ratios of ABN AMRO at December 31, 1998, 1997 and 1996 in accordance with supervisory requirements.

                                                                                        AT DECEMBER 31,
                                                                             -------------------------------------
                                                                               1998          1997         1996(1)
                                                                             ---------  ---------------  ---------
                                                                                  (IN MILLIONS OF NLG EXCEPT
                                                                                         PERCENTAGES)
Tier 1 capital.............................................................     33,021        31,996        28,068
Tier 2 capital.............................................................     16,713        16,734        13,660
Tier 3 capital.............................................................        943         1,010           872
Supervisory deductions.....................................................       (847)         (750)         (228)
                                                                             ---------       -------     ---------
Total capital base.........................................................     49,830        48,990        42,372
                                                                             ---------       -------     ---------
                                                                             ---------       -------     ---------
Risk-weighted assets On balance sheet......................................    371,164       338,304       291,247
Off-balance sheet..........................................................     86,404        90,860        76,550
Market risks...............................................................     17,925        30,641        21,471
                                                                             ---------       -------     ---------
Total risk-weighted assets.................................................    475,493       459,805       389,268
                                                                             ---------       -------     ---------
                                                                             ---------       -------     ---------
Tier 1 capital ratio.......................................................       6.94%         6.96%         7.21%
Total capital ratio........................................................      10.48%        10.65%        10.89%

------------------------

(1) The effect of transformation of the Provision for general contingencies as at January 1, 1997 is included in these figures.

    For a discussion of liquidity, see Item 1--"Description of Business Risk Management--Liquidity Risk."

CONSOLIDATED BALANCE SHEET

    Consolidated total assets at December 31, 1998 were NLG 952 billion, up NLG 116 billion or 13.8% from year-end 1997. The increase included NLG 99 billion from internal growth and NLG 48 billion from acquisitions. Lower year-end exchange rates reduced total assets by NLG 31 billion. The growth of total assets occurred at the International Division (NLG 72 billion, mostly due to acquisitions), the Investment Banking Division (NLG 27 billion, in interest-bearing securities) and the Netherlands Division (NLG 14 billion, notably home mortgage lending).

LOANS

    Loans increased by NLG 43 billion or 9.6% to NLG 486 billion at December 31, 1998. Private sector loans, excluding professional securities transactions, increased 9.9% to NLG 395 billion. Short-term advances against securities increased by NLG 6 billion. These consisted mainly of reverse repurchase agreements which are characterized by a low risk profile and which fluctuate significantly in volume over the year. This increase in reverse repurchase agreements is largely from foreign securities subsidiaries. Loans to the public sector rose by NLG 1 billion to NLG 16 billion.

    In The Netherlands, private sector loans rose by 9.8% to NLG 178 billion at December 31, 1998, particularly due to higher volumes of mortgage loans. Many homeowners refinanced their mortgage loans in order to take advantage of the low interest rates or to cash in on the increase in housing prices in recent years.

    Outside The Netherlands, private sector loans increased by NLG 17 billion or 9.2% to NLG 202 billion at December 31, 1998, almost all of which was attributable to acquisitions, particularly Banco Real, Banco do Estado de Pernambuco and Bank of Thailand.

TOTAL CUSTOMERS ACCOUNTS

    Total customer account balances increased in 1998 by NLG 56 billion or 14.2% to NLG 453 billion.

    In the Netherlands Division, the launch of new products and increased sales of existing savings accounts resulted in strong volume growth and increased market share. The relatively high level of interest rates on ordinary savings accounts, from which withdrawals are permitted without notice, led to a decline in savings and time deposits.

    Corporate customer account balances developed favorably in 1998. Middle and small market products attracted particularly broad interest. This was partly the result of ABN AMRO's increased emphasis on the corporate sector.

    Total customer account balances at the International Division increased by NLG 39 billion. This includes NLG 12 billion growth in professional securities transactions, where securities are temporarily sold for trading or liquidity reasons in order to be repurchased at a predetermined date and price. The effect of acquisitions, notably Banco Real and Bank of Asia, was NLG 31 billion. Lower exchange rates reduced total customer accounts by NLG 17 billion as compared to 1997.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    The information set forth in Item 1--"Description of Business--Risk Management" and in Note 24 to the Consolidated Financial Statements are incorporated herein by reference.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

    Holding is a public company with limited liability incorporated under the laws of The Netherlands to which the rules for large companies, as set out in Sections 152 to 164 inclusive of Book 2 of the Dutch Civil Code (the "Large Company Rules"), apply. Under the Large Company Rules, companies must have a two-tier system of corporate governance, consisting of a Supervisory Board and Managing Board. The Supervisory Board supervises the policy conducted by the Managing Board, as well as the company's general course of affairs and its business.

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

    Supervisory Board members are appointed for a term of four years and may be re- appointed thereafter. Members of the Supervisory Board have agreed to retire by the day on which the annual general meeting of Shareholders is held in the financial year in which he or she reaches the age of seventy.

    The remuneration of each member of the Supervisory Board is determined by the Supervisory Board, subject to approval by the general meeting of shareholders.

    The members of the Supervisory Board of Holding as of April 1, 1999 were as follows:

                                                       YEAR OF
NAME                                                 APPOINTMENT                  PRINCIPAL OCCUPATION
-------------------------------------------------  ---------------  -------------------------------------------------
A.A. Loudon......................................          1994     Former Chairman of the Managing Board of AKZO
  Chairman                                                          Nobel N.V.
F.H. Fentener van Vlissingen.....................          1974     Managing Director of Flint Holding N.V.
  Vice-Chairman
J.J.J. van Dijck.................................          1979     Professor of Industrial and Organizational
                                                                    Sociology, Catholic University Brabant
Mrs. M. Epema-Brugman............................          1985     Former Chairman of Algemene Energieraad (AER)
H.B. van Liemt...................................          1986     Former Chairman of the Managing Board of N.V. DSM
J.J. Endtz.......................................          1987     Former President of the Managing Board of
                                                                    Hollandsche Beton Group N.V. (HBG)
W. Overmars......................................          1990     Former Chairman of Group Management of Campina
                                                                    Melkunie B.V.
R.J. Nelissen....................................          1992     Former Chairman of the Managing Board of Holding
                                                                    and ABN AMRO Bank N.V.
W. Dik...........................................          1993     Chairman of the Managing Board of Koninklijke PTT
                                                                    Nederland N.V. (KPN)
J.M.H. van Engelshoven...........................          1993     Former Group Director of Royal Dutch Shell Group
R. Hazelhoff.....................................          1994     Former Chairman of the Managing Board of Holding
                                                                    and ABN AMRO Bank N.V.
S. Keehn.........................................          1996     Former President of the Federal Reserve Bank of
                                                                    Chicago
J.R.P. Messier...................................          1996     Chief Executive Officer and Chairman of the
                                                                    Executive Committee of Compagnie Generale des
                                                                    Eaux S.A.
C.H. van der Hoeven..............................          1997     President of the Managing Board of Koninklijke
                                                                    Ahold N.V.
M.C. van Veen....................................          1997     Chairman of the Managing Board of Koninklijke
                                                                    Hoogovens N.V.
A. Burgmans......................................          1998     Member of the Managing Board of Unilever N.V. and
                                                                    Unilever plc

    The members of the Managing Board of Holding as of April 1, 1999 were as follows:

                                                       YEAR OF
NAME                                                 APPOINTMENT                  PRINCIPAL OCCUPATION
-------------------------------------------------  ---------------  -------------------------------------------------
P.J. Kalff.......................................          1977     Chairman of the Managing Board
R.W.J. Groenink..................................          1988     Netherlands Division
R.W.F. van Tets..................................          1988     Investment Banking Division
J.M. de Jong.....................................          1989     International Division
W.G. Jiskoot.....................................          1997     Investment Banking Division
R.G.C. van den Brink.............................          1997     Resources Management Division
T. de Swaan......................................          1999     Risk Management Division/Corporate Affairs

    The senior executive vice presidents of the Bank as of April 1, 1999 were as follows:

                                                       YEAR OF
NAME                                                 APPOINTMENT                  PRINCIPAL OCCUPATION
-------------------------------------------------  ---------------  -------------------------------------------------
W.M. ten Berg....................................          1985     Planning and Control
J.J. Oyevaar.....................................          1985     International Division
A.J. Deknatel....................................          1986     Risk Management Division
J.J. Kamp........................................          1986     Netherlands Division
R.A. Kleyn.......................................          1987     Resources Management Division
M.H. Reuchlin....................................          1989     International Division
F.I.A. Lion......................................          1990     Resources Management Division
H.J. Rutgers.....................................          1993     Netherlands Division
P.A. Casey.......................................          1994     International Division
J. Koopman.......................................          1994     International Division
J.C. ten Cate....................................          1996     Netherlands Division
C.H.A. Collee....................................          1996     Netherlands Division
G. Kuyper........................................          1997     Investment Banking Division
A.C. Tupker......................................          1997     Investment Banking Division
D. Post..........................................          1997     Resources Management Division
F.G.H. Deckers...................................          1998     International Division
H. Mulder........................................          1998     Risk Management Division
J.Ch.L. Kuiper...................................          1998     Investment Banking Division
J. Sijbrand......................................          1998     Risk Management Division

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

    For the year ended December 31, 1998, the compensation paid to current and former members of the Managing Board and senior executive vice presidents of the Bank aggregated NLG 31.3 million, and for current and former members of the Supervisory Board aggregated NLG 1.4 million.

    The amount set aside to provide pension benefits for current and former members of the Managing Board and senior executive vice presidents of the Bank pursuant to plans provided or contributed to by ABN AMRO for the year ended December 31, 1998 aggregated NLG 0.7 million (1997: nil).

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

    Holding has stock option programs under which employees of the Bank's operating divisions and support functions located in The Netherlands may receive stock option grants in lieu of cash profit-sharing or Christmas bonuses. In addition, under a stock option program for senior management, each year a number of options to acquire Ordinary Shares are granted to approximately 110 employees of Holding and its domestic and foreign subsidiaries, including but not limited to the members of the Managing Board and senior executive vice presidents of the Bank, with the level of grants based on seniority. The exercise price of options under these programs is equal to the average of the high and low quoted price of the Ordinary Shares on the AEX Stock Exchange on the date of grant. Pursuant to its stock option programs, Holding may issue new shares or shares purchased by Holding in the open market. The options are fully vested on the date of grant and are exercisable during specified "window periods" for a period of five years. Options granted after June 26, 1998 are, in accordance with tax rules, exercisable during specified "window periods" during the fourth and fifth years after the option is granted. At December 31, 1998, outstanding options held by employees were as follows:

                                                                                          AVERAGE
                                                                                         EXERCISE
YEAR OF EXPIRATION                                                       STAFF OPTIONS     PRICE
-----------------------------------------------------------------------  -------------  -----------
                                                                              (IN
                                                                          THOUSANDS)     (IN NLG)
1999...................................................................          758         15.15
2000...................................................................        1,304         15.85
2001...................................................................        3,719         24.20
2002...................................................................        9,276         36.61
2003...................................................................       13,047         50.01
                                                                              ------         -----
                                                                              28,103         39.65
                                                                              ------         -----
                                                                              ------         -----

    At December 31, 1998, 5,357,700 Ordinary Shares were issuable upon the exercise of options held as of such date by members of the Managing Board and senior executive vice presidents of the Bank taken together as a group.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

    There were no material contracts in which members of the Managing Board or the senior executive vice presidents of the Bank had any interest during 1998. Loans to members of the Managing Board and to members of the Supervisory Board totaled NLG 16 million and NLG 11 million, respectively, at December 31, 1998. As described under Item 10--"Directors and Officers of Registrant," certain members of the Supervisory Board are current and former senior executives of leading multinational corporations based primarily in The Netherlands. Members of the ABN AMRO group may at any time have lending, investment banking or other financial relationships with one or more of these corporations in the ordinary course of business on terms which Holding believes are no less favorable to the ABN AMRO group than those reached with unaffiliated parties of comparable creditworthiness.

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

    See pages F-1 through F-64.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(A) INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Auditors.............................................................................        F-2
Accounting Policies........................................................................................        F-3
Consolidated Balance Sheets at December 31, 1997 and 1998..................................................        F-7
Consolidated Income Statements for the years ended December 31, 1996, 1997 and 1998........................        F-8
Consolidated Cash Flow Statements for the years ended December 31, 1996, 1997 and 1998.....................        F-9
Consolidated Changes in Shareholders' Equity for the years ended December 31, 1996, 1997 and 1998..........       F-10
Notes to the Consolidated Financial Statements.............................................................       F-11

(B) INDEX TO EXHIBITS

    Not applicable.

                                   SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                ABN AMRO HOLDING N.V.
                                (Registrant)

                                By:  /s/ O.L.A.M. SPAAN
                                     -----------------------------------------
                                     Name: O.L.A.M. Spaan
                                     Title: Principal Accounting Officer

                                By:  /s/ H.T.J.M. VAN DEN HOUT
                                     -----------------------------------------
                                     Name: H.T.J.M. van den Hout
                                     Title: Secretary to the Managing Board

Date: April 20, 1999

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                ABN AMRO BANK N.V.
                                (Registrant)

                                By:  /s/ O.L.A.M. SPAAN
                                     -----------------------------------------
                                     Name: O.L.A.M. Spaan
                                     Title: Principal Accounting Officer

                                By:  /s/ H.T.J.M. VAN DEN HOUT
                                     -----------------------------------------
                                     Name: H.T.J.M. van den Hout
                                     Title: Secretary to the Managing Board

Date: April 20, 1999

                           FINANCIAL STATEMENTS 1998

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Auditors.............................................................................        F-2

Accounting Policies........................................................................................        F-3

Consolidated Balance Sheets at December 31, 1997 and 1998..................................................        F-7

Consolidated Income Statements for the years ended December 31, 1996, 1997 and 1998........................        F-8

Consolidated Cash Flow Statements for the years ended December 31, 1996, 1997 and 1998.....................        F-9

Consolidated Changes in Shareholders' Equity for the years ended December 31, 1996,
  1997 and 1998............................................................................................       F-10

Notes to the Consolidated Financial Statements.............................................................       F-11

                         REPORT OF INDEPENDENT AUDITORS

The Supervisory Board and the Managing Board of
ABN AMRO Holding N.V.

    We have audited the accompanying consolidated balance sheets of ABN AMRO Holding N.V. and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABN AMRO Holding N.V. and subsidiaries as of December 31, 1997 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in The Netherlands.

    Accounting principles generally accepted in The Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholders' equity as of December 31, 1997 and 1998, and the net profits for each of the three years in the period ended December 31, 1998 to the extent summarized in note 43 to the Consolidated Financial Statements.

                                          /s/ MORET ERNST & YOUNG
       -------------------------------------------------------------------------

                                          Moret Ernst & Young Accountants

Amsterdam, The Netherlands
March 26, 1999

EURO

    The euro was introduced in eleven European Union countries, including the Netherlands, on January 1, 1999. On that date, the rates of exchange of the eurozone currencies, in relation to one another and against the euro, became fixed. The financial statements are not affected by this.

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

BASIS FOR INCLUSION OF FINANCIAL INSTRUMENTS

    A financial instrument is accounted for as an asset or liability from the time the respective contractual rights or obligations accrue to the company. Whenever this ceases to be the case, a financial instrument is no longer shown in the balance sheet. If ABN AMRO has the right on the grounds of legal or contractual provisions and the intention to settle financial assets and liabilities net or simultaneously, they are netted-off in the balance sheet.

BASIS OF CONSOLIDATION

    The Consolidated Financial Statements incorporate the assets, liabilities, revenues and expenses of ABN AMRO Holding N.V., its subsidiaries and other group companies that form an organizational and economic entity with it. Minority interests both in the equity and results of subsidiaries and other group companies are stated separately.

CURRENCY TRANSLATION

    Assets and liabilities denominated in foreign currencies and financial instruments hedging these assets and liabilities are translated into Netherlands guilders at the spot rates of exchange prevailing at balance sheet date. Translation differences on positions are taken to the income statement. Apart from capital investments in hyperinflationary countries, translation differences on capital investments in foreign branches, subsidiaries and participating interests, including retained profit, are accounted for in shareholders' equity together with the results from related hedging instruments, after allowing for taxation.

    Results of transactions denominated in foreign currencies are translated at the rates prevailing at transaction date or, insofar as accruals and deferrals are involved, on the last day of the month to which the results relate. Results of foreign branches, subsidiaries and participating interests, apart from those in hyperinflationary countries, are translated at the rates prevailing at the end of the month in which the results are recognized. The results from branches, subsidiaries and participating interests in hyperinflationary countries are translated at the rates prevailing at balance sheet date, after restating the local currency results for the effects of inflation.

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

    Where financial instruments are used to hedge risks associated with designated assets or liabilities, the valuation and determination of results on these instruments are effected in accordance with the policies applied to the hedged items. Transactions are qualified as hedges if the position to be hedged is identified as such and there is a substantial negative correlation between the hedging results and the results of the positions being hedged. Gains or losses on the early termination of a hedge are recognized as assets or liabilities and amortized over the remaining terms of the hedged positions. Where financial instruments are used to hedge risks associated with designated assets or liabilities and the hedged assets or liabilities are sold or terminated, such financial instruments are no longer qualified as hedges. Results on the settlement of the hedge are accounted for in the same period as gains or losses on the settlement of the hedged position. For accounting policies relating to other financial instruments see "Accounting Policies--Validation and Determination of Results--Trading Activities."

    Revenues and expenses are recognized in the year to which they relate.

    If loan-related fees exceed initial expenses, they are accounted for as interest in the period concerned. Acquisition commission paid by the life insurance subsidiary to third parties and the banking operation are capitalized as initial expenses and amortized. Expenses involved in the issuance of ordinary and preference shares are charged to shareholders' equity.

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

FINANCIAL AND OTHER FIXED ASSETS

INVESTMENTS

    Interest-bearing securities (other than securities on which a large part or all of the interest is settled on redemption) held in the investment portfolios are stated at redemption value. Shares held in the investment portfolios are included at market value, with changes in value, net of tax, reflected in shareholders' equity. If the revaluation reserve formed in this manner is insufficient to absorb diminutions in value, they will be charged to the income statement in value adjustments to financial fixed assets. Results on sales are credited to the income statement in the year the investments are sold. However, net capital gains on interest-bearing securities forming part of the investment portfolios realized prior to redemption date in connection with replacement operations are recognized as interest over the remaining average portfolio duration. Investments which are held under insurance contracts for the account and risk of policyholders are carried at market value; changes in the value of these investments are accounted for as other revenue (profits or losses of insurance companies).

SHARES AS PART OF VENTURE CAPITAL ACTIVITIES

    Equity investments, i.e., shares acquired as part of venture capital activities, are stated at purchase price or sustained lower market value.

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

PROPERTY AND EQUIPMENT

    Premises used in operations, including land, are stated at current value based on replacement cost. The buildings and the fixtures and fittings are fully depreciated by the straight-line method over their estimated useful life with a maximum of fifty years. Movements in value, net of tax, are credited or charged to shareholders' equity on a long-term basis. Capital expenditures on rented premises are capitalized and also depreciated on a straight-line basis, taking into account the term of the lease. Property held for sale is stated at the lower of cost, including interest during construction, and the estimated proceeds from sale.

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

    Insurance fund liabilities are related chiefly to provisions for life insurance. They are determined using actuarial methods and on the basis of the same principles as those used to calculate the premium. These provisions are periodically tested by reference to changes in mortality, interest and costs, and are increased when deemed inadequate. Technical provisions for investment exposure borne by policyholders are determined using the same principles as are applied for the valuation of the underlying investments.

    Self-administered pension plan commitments, which are relatively small, and provisions for payments to non-active employees are computed on the basis of actuarial assumptions.

    Except for deferred tax liabilities, which are determined on the basis of discounted value, the other provisions for commitments and risks are included at face value.

TAXES

    In determining the effective tax rate, all timing differences between pre-tax profit determined on the basis of ABN AMRO accounting policies and the taxable amount in accordance with tax legislation are taken into account. Deferred tax liabilities are discounted to their present value on the basis of the net interest. Deferred tax assets are accounted for only if there is sufficient assurance about their collectibility. The addition to or withdrawal from the Fund for general banking risks is taken into account when determining the effective tax rate.

             CONSOLIDATED BALANCE SHEET AFTER PROFIT APPROPRIATION

                                                                                         NOTES       1998       1997
                                                                                         -----     ---------  ---------
                                                                                                   (IN MILLIONS OF NLG)
ASSETS
Cash................................................................................           1       9,868      8,408
Short-dated government paper........................................................         2,5      17,010     25,451
Banks...............................................................................           3     134,193    140,185
  Loans to public sector............................................................                  15,961     14,894
  Loans to private sector...........................................................                 394,928    359,153
  Professional securities transactions..............................................                  75,055     69,131
                                                                                                   ---------  ---------
Loans...............................................................................           4     485,944    443,178
Interest-earning securities.........................................................           5     233,741    165,294
Shares..............................................................................           5      29,245     18,943
Participating interests.............................................................           6       2,329      2,123
Property and equipment..............................................................           7      10,264      8,525
Other assets........................................................................           8      11,986      7,196
Prepayments and accrued income......................................................           9      17,605     17,138
                                                                                                   ---------  ---------
                                                                                                     952,185    836,441
                                                                                                   ---------  ---------
                                                                                                   ---------  ---------
LIABILITIES
Banks...............................................................................          10     231,165    208,466
  Savings accounts..................................................................                 136,157    124,877
  Deposits and other customer accounts..............................................                 248,447    213,222
  Professional securities transactions..............................................                  68,377     58,595
Total customer accounts.............................................................          11     452,981    396,694
Debt securities.....................................................................          12      83,624     90,595
Other liabilities...................................................................           8      93,480     56,367
Accruals and deferred income........................................................           9      20,207     17,900
Provisions..........................................................................          13      17,018     13,463
                                                                                                   ---------  ---------
                                                                                                     898,475    783,485
Fund for general banking risks......................................................          14       2,513      2,483
Subordinated debt...................................................................          15      19,789     20,101
  Shareholders' equity..............................................................          16      23,629     25,845
  Minority interests................................................................          17       7,779      4,527
                                                                                                   ---------  ---------
Group equity........................................................................                  31,408     30,372
Group capital.......................................................................                  53,710     52,956
                                                                                                   ---------  ---------
                                                                                                     952,185    836,441
                                                                                                   ---------  ---------
                                                                                                   ---------  ---------
Contingent liabilities..............................................................          23      77,350     68,511
Committed facilities................................................................                 195,851    158,095

                         CONSOLIDATED INCOME STATEMENT

                                                                                  NOTES       1998       1997       1996
                                                                                  -----     ---------  ---------  ---------
                                                                                                  (IN MILLIONS OF NLG
                                                                                                  EXCEPT SHARE DATA)
REVENUE
  Interest revenue...........................................................                  56,489     45,827     38,579
  Interest expense...........................................................                  40,627     31,956     27,053
                                                                                            ---------  ---------  ---------
NET INTEREST REVENUE.........................................................          26      15,862     13,871     11,526
Revenue from securities and participating interests..........................          27         768        630        256
  Commission revenue.........................................................                   8,417      7,018      5,437
  Commission expense.........................................................                     950        746        481
                                                                                            ---------  ---------  ---------
Net commissions..............................................................          28       7,467      6,272      4,956
Results from financial transactions..........................................          29       2,540      2,436      1,882
Other revenue................................................................          30         993        559        471
                                                                                            ---------  ---------  ---------
TOTAL NON-INTEREST REVENUE...................................................                  11,768      9,897      7,565
TOTAL REVENUE................................................................          39      27,630     23,768     19,091

EXPENSES
  Staff costs................................................................          31      10,260      8,653      7,140
  Other administrative expenses..............................................          32       7,451      6,571      4,795
                                                                                            ---------  ---------  ---------
Administrative expenses......................................................                  17,711     15,224     11,935
Depreciation.................................................................          33       1,471      1,194        994
                                                                                            ---------  ---------  ---------
OPERATING EXPENSES...........................................................                  19,182     16,418     12,929
Provision for loan losses....................................................          34       2,073      1,205      1,254
Addition to fund for general banking risks...................................          35        (223)       395        146
Value adjustments to financial fixed assets..................................          36         213        (36)       (31)
                                                                                            ---------  ---------  ---------
TOTAL EXPENSES...............................................................                  21,245     17,982     14,298

OPERATING PROFIT BEFORE TAXES................................................                   6,385      5,786      4,793
Taxes........................................................................          37       2,001      1,661      1,349
                                                                                            ---------  ---------  ---------
GROUP PROFIT AFTER TAXES.....................................................                   4,384      4,125      3,444
Minority interests...........................................................          38         356        272        141
                                                                                            ---------  ---------  ---------
NET PROFIT...................................................................          44       4,028      3,853      3,303
                                                                                            ---------  ---------  ---------
                                                                                            ---------  ---------  ---------

Net profit per Ordinary Share................................................                    2.71       2.64       2.31
Fully diluted net profit per Ordinary Share..................................                    2.69       2.62       2.28
Dividend per Ordinary Share..................................................                    1.27       1.20       1.05

                        CONSOLIDATED CASH FLOW STATEMENT

                                                                                     1998        1997       1996
                                                                                  ----------  ----------  ---------
                                                                                        (IN MILLIONS OF NLG)
Group profit....................................................................       4,384       4,125      3,444
Depreciation property and equipment.............................................       1,471       1,194        994
Provision for loan losses/addition to fund......................................       1,850       1,600      1,400
Increase (decrease) in provisions...............................................        (377)        167        243
Increase (decrease) in accrued interest receivable..............................          80      (4,072)      (710)
Increase (decrease) in accrued interest payable.................................       2,332       3,394       (585)
Increase (decrease) in current income taxes payable.............................         288        (166)       564
Other accruals and deferrals....................................................       5,022       1,461         65
Government paper and securities trading portfolios..............................     (48,438)    (23,537)   (15,399)
Other securities................................................................     (10,122)    (29,802)      (904)
Banks, other than demand deposits...............................................      26,303      30,198     25,550
Loans...........................................................................     (35,092)    (23,950)   (34,469)
Professional securities transactions (part of loans)............................     (10,879)    (48,945)    (6,851)
Total customer accounts.........................................................      27,685      36,108     13,844
Professional securities transactions (part of total customer accounts)..........      14,463      42,839      5,018
Debt securities, excluding bonds and notes......................................      (4,675)      5,517      5,002
Other assets and liabilities....................................................      45,716      32,792      3,886
                                                                                  ----------  ----------  ---------
Net cash flow from operations/banking activities................................      20,011      28,923      1,092
  Purchase of securities for investment portfolios..............................    (137,912)   (117,466)   (57,867)
  Sale and redemption of securities from investment portfolios..................     123,634      93,910     48,710
                                                                                  ----------  ----------  ---------
Net outflow.....................................................................     (14,278)    (23,556)    (9,157)
  Investments in participating interests........................................      (2,604)     (4,424)    (1,038)
  Sale of investments in participating interests................................         689       2,789        182
                                                                                  ----------  ----------  ---------
Net outflow.....................................................................      (1,915)     (1,635)      (856)
  Capital expenditure on property and equipment.................................      (2,743)     (2,258)    (1,778)
  Sale of property and equipment................................................         381         376        349
                                                                                  ----------  ----------  ---------
Net outflow.....................................................................      (2,362)     (1,882)    (1,429)
                                                                                  ----------  ----------  ---------
Net cash flow from investment activities........................................     (18,555)    (27,073)   (11,442)
Increase in group equity........................................................       2,310       2,887        691
Redemption of Preference Shares.................................................          --        (515)        --
Issue of Subordinated debt......................................................         925       3,689      4,012
Repayment of Subordinated debt..................................................        (766)       (300)      (397)
Issue of debenture loans and notes..............................................       3,088       8,442      8,981
Repayment of debenture loans and notes..........................................      (5,641)     (5,775)    (5,043)
Cash dividends paid.............................................................        (968)       (943)    (1,097)
                                                                                  ----------  ----------  ---------
Net cash flow from financing activities.........................................      (1,052)      7,485      7,147
                                                                                  ----------  ----------  ---------
Increase (decrease) in liquid funds.............................................         404       9,335     (3,203)
                                                                                  ----------  ----------  ---------
                                                                                  ----------  ----------  ---------

    For details refer to note 41.

                  CONSOLIDATED CHANGES IN SHAREHOLDERS' EQUITY

                                                                                         1998       1997       1996
                                                                                       ---------  ---------  ---------
                                                                                            (IN MILLIONS OF NLG)
ORDINARY SHARES
Opening Balance......................................................................      1,763      1,715      1,569
Exercised options, rights and conversions............................................          4          5         42
Conversion of Convertible Preference Shares..........................................          1         10         80
Issuance of stock dividends..........................................................         33         33         24
                                                                                       ---------  ---------  ---------
Closing Balance......................................................................      1,801      1,763      1,715
                                                                                       ---------  ---------  ---------
PREFERENCE SHARES
Balance unchanged....................................................................      1,813      1,813      1,813
                                                                                       ---------  ---------  ---------
CONVERTIBLE PREFERENCE SHARES
Opening Balance......................................................................         10         20        100
Conversion...........................................................................         (1)       (10)       (80)
                                                                                       ---------  ---------  ---------
Closing Balance......................................................................          9         10         20
                                                                                       ---------  ---------  ---------
SHARE PREMIUM ACCOUNT RELATED TO ORDINARY SHARES
Opening Balance......................................................................      5,215      5,061      3,606
Exercised options and rights.........................................................        102         60        443
Conversion of Convertible Preference Shares..........................................         24        127      1,036
Private placement....................................................................          1         --         --
Issuance of stock dividends..........................................................        (33)       (33)       (24)
                                                                                       ---------  ---------  ---------
Closing Balance......................................................................      5,309      5,215      5,061
                                                                                       ---------  ---------  ---------
SHARE PREMIUM ACCOUNT RELATED TO CONVERTIBLE PREFERENCE SHARES
Opening Balance......................................................................        121        234      1,159
Conversion...........................................................................        (22)      (113)      (925)
                                                                                       ---------  ---------  ---------
Closing Balance......................................................................         99        121        234
                                                                                       ---------  ---------  ---------
GENERAL RESERVE AND STATUTORY RESERVE
Opening Balance......................................................................     17,097     16,723     12,680
Retained profits.....................................................................      2,031      1,993      1,703
Retained dividend from stock dividends...............................................      1,359      1,070        951
Reduction for goodwill...............................................................     (5,012)    (2,706)      (623)
Provision for general contingencies..................................................                            2,015
Other................................................................................        (75)        17         (3)
                                                                                       ---------  ---------  ---------
Closing Balance......................................................................     15,400     17,097     16,723
                                                                                       ---------  ---------  ---------
REVALUATION RESERVES
Opening Balance......................................................................        637        664        600
Revaluation..........................................................................         55        (27)        64
                                                                                       ---------  ---------  ---------
Closing Balance......................................................................        692        637        664
                                                                                       ---------  ---------  ---------
EXCHANGE DIFFERENCES RESERVE
Opening Balance......................................................................       (699)      (911)    (1,275)
Currency translation differences.....................................................       (709)       212        364
                                                                                       ---------  ---------  ---------
Closing Balance......................................................................     (1,408)      (699)      (911)
                                                                                       ---------  ---------  ---------
TREASURY STOCK, AT COST
Opening Balance......................................................................       (112)      (343)        (2)
Decrease (increase) in treasury stock................................................         26        231       (341)
                                                                                       ---------  ---------  ---------
Closing Balance......................................................................        (86)      (112)      (343)
                                                                                       ---------  ---------  ---------
TOTAL SHAREHOLDERS' EQUITY...........................................................     23,629     25,845     24,976
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

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

SECTOR ANALYSIS OF LOANS

                                                                            1998       1997
                                                                          ---------  ---------
                                                                          (IN MILLIONS OF NLG)
Public sector...........................................................     16,161     14,948
Commercial..............................................................    244,076    224,490
Retail..................................................................    160,295    141,233
Professional securities transactions....................................     75,055     69,131
Allowances for loan losses and cross border risks.......................     (9,643)    (6,624)
                                                                          ---------  ---------
Loans...................................................................    485,944    443,178
                                                                          ---------  ---------
                                                                          ---------  ---------

COLLATERAL FOR PRIVATE SECTOR LOANS

    Collateral is frequently demanded in connection with lending operations. The following table analyzes private sector loans by type of collateral. Unsecured loans also include loans for which the Bank has the right to require collateral.

                                                                            1998       1997
                                                                          ---------  ---------
                                                                          (IN MILLIONS OF NLG)
COMMERCIAL
Public authority guarantees.............................................     12,062     14,841
Mortgages...............................................................     34,343     35,133
Securities..............................................................      5,948      4,691
Bank guarantees.........................................................      6,817      5,952
Other types of collateral and unsecured loans...........................    184,906    163,873
                                                                          ---------  ---------
Total commercial loans..................................................    244,076    224,490
                                                                          ---------  ---------
                                                                          ---------  ---------
RETAIL
Public authority guarantees.............................................      7,924      8,005
Mortgages...............................................................    111,339     96,823
Other types of collateral and unsecured loans...........................     41,032     36,405
                                                                          ---------  ---------
Total retail loans......................................................    160,295    141,233
                                                                          ---------  ---------
                                                                          ---------  ---------

COMMERCIAL LOANS BY INDUSTRY

                                                                            1998       1997
                                                                          ---------  ---------
                                                                          (IN MILLIONS OF NLG)
Agriculture, mining and energy..........................................     19,739     18,611
Manufacturing...........................................................     58,726     50,346
Construction and real estate............................................     27,819     22,445
Wholesale and retail trade companies....................................     38,645     34,814
Transportation and communications.......................................     21,085     19,921
Financial services......................................................     36,026     35,288
Business services.......................................................     18,680     19,913
Education, health care and other services...............................     23,356     23,152
                                                                          ---------  ---------
Total commercial loans..................................................    244,076    224,490
                                                                          ---------  ---------
                                                                          ---------  ---------

MOVEMENTS IN ALLOWANCES FOR LOAN LOSSES

                                                                      1998       1997       1996
                                                                    ---------  ---------  ---------
                                                                         (IN MILLIONS OF NLG)
Opening Balance...................................................      6,377      5,293      5,442
Currency translation differences and other movements..............      2,110        514       (197)
Write-offs........................................................     (1,161)    (1,025)    (1,654)
Received after write-off..........................................        169        119        107
                                                                    ---------  ---------  ---------
                                                                        7,495      4,901      3,698
Addition from net interest revenue................................        171        165        188
  Addition from provision for loan losses.........................      2,365      1,916      2,194
  Transfer to provision for loan losses...........................       (960)      (605)      (787)
Net increase......................................................      1,405      1,311      1,407
                                                                    ---------  ---------  ---------
Closing Balance...................................................      9,071      6,377      5,293
                                                                    ---------  ---------  ---------
                                                                    ---------  ---------  ---------

CROSS-BORDER RISK

    Loans and other exposures are often not restricted to the country in which the facility is extended, but also involve banks, public authorities and other customers in foreign countries, and are mostly denominated in foreign currencies. The total cross border exposure is very substantial but relates mainly to OECD countries.

    An increased risk on these outstandings would arise if and insofar as government measures or extreme economic conditions in specific countries were to restrict debt servicing. Additional cross-border allowances are applied in such circumstances. The following table shows both gross and net cross-border exposure. Gross exposure involves all outstandings in non-local currencies in countries with an increased exposure credit-enhanced outstandings. Net exposure is gross exposure less traditionally low-risk outstandings, such as short-term trade finance and pre-export finance, as well as items held in the trading portfolios. Cross-border risk allowances are computed based on net exposure and country-specific percentages. In determining actual cross-border risk allowances, any specific allowances for loan losses and the current value of U.S. treasury zero coupon bonds issued as part of restructuring programs are taken into account.

CROSS-BORDER EXPOSURES AND RISK ALLOWANCES AT DECEMBER 31, 1998

                                                             GROSS         NET
                                                           EXPOSURE     EXPOSURE     RISK ALLOWANCES
                                                          -----------  -----------  -----------------
                                                                     (IN MILLIONS OF NLG)
Russia..................................................         548          372             261
Asia....................................................       6,239        1,072             291
South and Central America...............................       6,387        1,808             310
Other countries.........................................       2,048          666             226
                                                          -----------       -----           -----
Total...................................................      15,222        3,918           1,088
                                                          -----------       -----           -----
                                                          -----------       -----           -----

MOVEMENTS IN CROSS-BORDER RISK ALLOWANCES

                                                                       1998       1997       1996
                                                                     ---------  ---------  ---------
                                                                          (IN MILLIONS OF NLG)
Opening Balance....................................................        903        921      1,055
Currency translation differences...................................        (51)       103         60
Write-offs.........................................................       (414)        --         --
Provision for loan losses..........................................        668       (106)      (153)
Other movements....................................................        (18)       (15)       (41)
                                                                     ---------        ---  ---------
Closing Balance....................................................      1,088        903        921
                                                                     ---------        ---  ---------
                                                                     ---------        ---  ---------

    Cross-border risk allowances are charged to loans, banks and interest-bearing securities.

OTHER

    The item Loans includes subordinated debt amounting to NLG 199 million (1997: NLG 198 million) and leasing operations amounting to NLG 19,201 million (1997: NLG 15,775 million).

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

    The above-mentioned balance sheet items can be analyzed as follows:

                                                                            1998       1997
                                                                          ---------  ---------
                                                                          (IN MILLIONS OF NLG)
Investment portfolios...................................................    114,030    101,497
Trading portfolios......................................................    108,233     60,432
Short-dated government paper............................................      4,787     15,283
Other bank paper........................................................     33,928     16,161
Other securities........................................................      9,037      9,998
Options.................................................................      8,844      5,472
Equity participations...................................................      1,137        845
                                                                          ---------  ---------
Total securities........................................................    279,996    209,688
                                                                          ---------  ---------
                                                                          ---------  ---------

    The following table analyzes listed and unlisted securities:

                                                           LISTED               UNLISTED
                                                    --------------------  --------------------
                                                      1998       1997       1998       1997
                                                    ---------  ---------  ---------  ---------

                                                               (IN MILLIONS OF NLG)
Public authority paper............................     94,487     52,193     42,222     44,256
Other interest-earning securities.................     29,404     40,737     84,639     53,559
Shares............................................     27,254     12,870      1,990      6,073
                                                    ---------  ---------  ---------  ---------
Total securities..................................    151,145    105,800    128,851    103,888
                                                    ---------  ---------  ---------  ---------
                                                    ---------  ---------  ---------  ---------

    Listed securities include all securities which are traded or quoted on any securities exchange trading facility. Third parties hold legal title to part of the securities included in the portfolios. This is related to securities sold with repurchase commitments (NLG 31,807 million, 1997: NLG 58,461 million) and securities lending transactions (NLG 6,788 million, 1997: NLG 8,991 million). In addition, ABN AMRO borrowed securities totaling NLG 25,506 million (1997: NLG 19,588 million). The borrowed securities are not shown in the balance sheet. The item Interest-earning securities includes securities of a subordinated nature totaling NLG 119 million (1997: NLG 108 million) and non-subordinated interest-earning securities issued by group companies totaling NLG 1,883 million (1997: NLG 1,561 million).

    As part of its securities brokerage activities, the group also trades in ABN AMRO Holding shares. In addition, shares were repurchased on the AEX Stock Exchange in connection with staff options granted and to cover positions with clients. At December 31, 1998, the treasury stock position of group companies included 3.5 million in ABN AMRO Holding Ordinary Shares. The corresponding amount of NLG 86 million has been deducted from reserves.

    An amount of NLG 56,758 million is scheduled for redemption in 1999 on interest-earning securities.

INVESTMENT PORTFOLIOS

    The analysis below shows the book value and the fair value of ABN AMRO's investment portfolios at December 31, 1998 and 1997. Fair value is based on quoted prices for traded securities and estimated market value for non-traded securities.

                                                            1998                                    1997
                                           ---------------------------------------  -------------------------------------
                                                                           FAIR                                   FAIR
                                                           PREMIUMS       MARKET      BOOK        PREMIUMS       MARKET
                                           BOOK VALUE    OR DISCOUNTS      VALUE      VALUE     OR DISCOUNTS      VALUE
                                           -----------  ---------------  ---------  ---------  ---------------  ---------
                                                                        (IN MILLIONS OF NLG)
Dutch government.........................      13,165            415        14,426     14,497           430        15,612
U.S. Treasury and U.S. government
  agencies...............................      15,456            258        16,018     18,154            87        18,633
Other OECD governments...................      32,328            398        34,755     23,171            81        24,159
Mortgage-backed securities...............      29,150             71        29,342     26,188          (115)       26,427
Other interest-bearing securities........      16,942           (269)       17,833     14,514           222        15,451
                                           -----------           ---     ---------  ---------           ---     ---------
Total interest-bearing securities and
  short-dated government paper...........     107,041            873       112,374     96,524           705       100,282
Shares...................................       6,989                        6,989      4,973                       4,973
                                           -----------                   ---------  ---------                   ---------
Total investment portfolios..............     114,030                      119,363    101,497                     105,255
                                           -----------                   ---------  ---------                   ---------
                                           -----------                   ---------  ---------                   ---------

    The following table analyzes interest-bearing investment securities by maturity and weighted average yield at December 31, 1998. Yields on tax exempt obligations have not been computed on a tax equivalent basis.

                                                                              AFTER 1 YEAR               AFTER 5 YEARS
                                                                                  AND                         AND
                                                 WITHIN 1 YEAR               WITHIN 5 YEARS             WITHIN 10 YEARS
                                           --------------------------  --------------------------  --------------------------
                                             AMOUNT       YIELD(%)       AMOUNT       YIELD(%)       AMOUNT       YIELD(%)
                                           -----------  -------------  -----------  -------------  -----------  -------------
                                                                (IN MILLIONS OF NLG EXCEPT PERCENTAGES)
Dutch government.........................       5,668           4.2         2,805           6.5         2,549           6.8
U.S. Treasury and U.S. government
  agencies...............................         791           6.5         7,946           6.1         2,352           6.6
Other OECD governments...................       4,666           3.3         5,114           6.4         9,690           5.3
Mortgage-backed securities(1)............       1,037           7.0        15,637           6.7         4,417           6.7
Other securities.........................       2,477           4.5         9,034           6.0         2,886           6.1
Total amortized cost.....................      14,639           4.3        40,536           6.4        21,894           6.0
Total market value.......................      14,660                      41,837                      23,505


                                                 AFTER 10 YEARS
                                           --------------------------
                                             AMOUNT       YIELD(%)
                                           -----------  -------------

Dutch government.........................       2,558           6.4
U.S. Treasury and U.S. government
  agencies...............................       4,625           6.1
Other OECD governments...................      13,256           6.6
Mortgage-backed securities(1)............       8,130           5.7
Other securities.........................       2,276           5.5
Total amortized cost.....................      30,845           6.2
Total market value.......................      32,372

------------------------

(1)  Maturity dates have been estimated based on historical experience.

    The book value of the investment portfolios developed during 1998 as follows:

                                                                       INTEREST-EARNING
                                                                         SECURITIES       SHARES
                                                                       ---------------  -----------
                                                                           (IN MILLIONS OF NLG)
Opening Balance of banking business investment portfolio.............         91,764         1,563
Movements:
  purchases..........................................................        135,468           231
  sales..............................................................        (94,769)         (379)
  repayments.........................................................        (28,487)           --
  acquisitions (dispositions) (net)..................................            922            (5)
  revaluations.......................................................            (37)         (128)
  currency translation differences...................................         (3,290)          (32)
  Other..............................................................            317            34
                                                                             -------         -----
Closing Balance of banking business investment portfolio.............        101,888         1,284
Closing Balance of insurance business investment portfolio...........          5,153         5,705
                                                                             -------         -----
Total investment portfolios..........................................        107,041         6,989
                                                                             -------         -----
                                                                             -------         -----
Revaluations included in closing balance.............................                           80
Diminutions in value included in closing balance.....................                          176

    Premiums and discounts on the investment portfolios are amortized. The purchase price of the investment portfolios, including unamortized amounts from replacement transactions, was NLG 1,120 million below the redemption value.

TRADING PORTFOLIOS

    The following table analyzes the composition of the trading portfolios.

                                                                             1998       1997
                                                                           ---------  ---------
                                                                           (IN MILLIONS OF NLG)
Dutch government.........................................................      6,823      4,829
U.S. Treasury and U.S. Government agencies...............................     12,214      9,578
Other OECD governments...................................................     58,354     24,621
Other interest-bearing securities........................................     19,271     14,584
                                                                           ---------  ---------
Total interest-bearing securities........................................     96,662     53,612
Shares...................................................................     11,571      6,820
                                                                           ---------  ---------
Total trading portfolios.................................................    108,233     60,432
                                                                           ---------  ---------
                                                                           ---------  ---------

OTHER SECURITIES

    The following table analyzes the book value and fair value of other securities.

                                                          1998                      1997
                                                ------------------------  ------------------------
                                                   BOOK         FAIR         BOOK         FAIR
                                                   VALUE        VALUE        VALUE        VALUE
                                                -----------  -----------  -----------  -----------
                                                               (IN MILLIONS OF NLG)
Short-dated government paper..................       4,787        4,806       15,283       15,308
Other bank paper..............................      33,928       33,919       16,161       16,036
Other debt securities.........................       8,333        8,038        9,165        9,126
                                                -----------  -----------  -----------  -----------
Total interest-bearing securities.............      47,048       46,763       40,609       40,470
Shares, options and equity participations.....      10,685       10,698        7,150        7,210
                                                -----------  -----------  -----------  -----------
Total other securities........................      57,733       57,461       47,759       47,680
                                                -----------  -----------  -----------  -----------
                                                -----------  -----------  -----------  -----------

6  PARTICIPATING INTERESTS

    This item includes equity participations held on a long-term basis for the purpose of business operations.

                                                                                 1998       1997
                                                                               ---------  ---------
                                                                               (IN MILLIONS OF NLG)
Analysis:
Credit institutions..........................................................        416        370
Other participating interests................................................      1,913      1,753
                                                                               ---------  ---------
Total participating interests................................................      2,329      2,123
                                                                               ---------  ---------
                                                                               ---------  ---------
Development:
Opening Balance..............................................................      2,123      1,664
Movements:
  purchases/increases........................................................        461        203
  sales/reductions...........................................................       (425)      (289)
  revaluations...............................................................         17        (14)
  acquisitions (dispositions) (net)..........................................        189        360
  other......................................................................        (36)       199
                                                                               ---------  ---------
Closing Balance..............................................................      2,329      2,123
                                                                               ---------  ---------
                                                                               ---------  ---------
Revaluations included in Closing Balance.....................................         43         26

    Participating interests with official stock exchange listings represented a book value of NLG 368 million (1997: NLG 479 million).

7  PROPERTY AND EQUIPMENT

                                                                                1998       1997
                                                                              ---------  ---------
                                                                              (IN MILLIONS OF NLG)
Analysis:
Real property used in operations............................................      6,310      5,261
Other real property.........................................................        705        652
Equipment...................................................................      3,249      2,612
                                                                              ---------  ---------
Total property and equipment................................................     10,264      8,525
                                                                              ---------  ---------
                                                                              ---------  ---------

                                                                          PROPERTY
                                                      ------------------------------------------------
                                                                   USED IN
                                                        TOTAL    OPERATIONS      OTHER      EQUIPMENT
                                                      ---------  -----------  -----------  -----------

                                                                    (IN MILLIONS OF NLG)
Development in 1998 in property and equipment:
Opening Balance.....................................      8,525       5,261          652        2,612
Movements:
  purchases.........................................      2,743         959          216        1,568
  sales.............................................       (381)       (130)        (216)         (35)
  revaluations......................................         28          20            8           --
  depreciation......................................     (1,471)       (304)          (5)      (1,162)
  acquisitions (dispositions) (net).................        969         635           74          260
  other.............................................       (149)       (131)         (24)           6
                                                      ---------  -----------         ---   -----------
                                                          1,739       1,049           53          637
Accumulated amounts:
Replacement cost....................................     15,023       8,478          710        5,835
Depreciation........................................     (4,759)     (2,168)          (5)      (2,586)
                                                      ---------  -----------         ---   -----------
Closing Balance.....................................     10,264       6,310          705        3,249
                                                      ---------  -----------         ---   -----------
                                                      ---------  -----------         ---   -----------
Revaluations included in Closing Balance............        454         446            8           --

    Legal title to property and equipment totaling NLG 268 million (1997: NLG 372 million) is held by third parties. Property used in operations includes NLG 1,001 million of property under construction, notably the new head offices in Amsterdam and London.

8  OTHER ASSETS AND OTHER LIABILITIES

    These items include those amounts which are not of an accrued or deferred nature or which cannot be classified with any other balance sheet item. This concerns, for example, deferred tax assets (1998: NLG 1,717 million), servicing rights, precious metals and other goods, balances of payment transactions still to be settled, as well as taxes receivable or payable, short securities positions and market value of interest rate and currency contracts as part of trading activities.

9  PREPAYMENTS AND ACCRUED INCOME AND ACCRUALS AND DEFERRED INCOME

    These items include revenues and expenses recognized in the period under review but whose actual receipt or payment falls in a different period. They also include the total net difference between contract rates and spot rates on foreign exchange hedging operations.

10  BANKS (LIABILITIES)

    This item comprises all debts, including amounts on accounts of professional securities transactions, to credit institutions, central banks and multilateral development banks.

11  TOTAL CUSTOMER ACCOUNTS

    This item includes total customer balances held in current accounts, savings account and deposits, as well as debts on account of professional securities transactions and non-subordinated private loans.

                                                                            1998       1997
                                                                          ---------  ---------
                                                                          (IN MILLIONS OF NLG)
Analysis:
Savings accounts........................................................    136,158    124,877
Corporate deposits......................................................    134,289    106,807
Professional securities transactions....................................     68,377     58,595
Other customer accounts.................................................    114,157    106,415
                                                                          ---------  ---------
Total customer accounts.................................................    452,981    396,694
                                                                          ---------  ---------
                                                                          ---------  ---------

12  DEBT SECURITIES

    This item includes non-subordinated debt and other negotiable interest-bearing debt securities.

                                                                               1998       1997
                                                                             ---------  ---------
                                                                             (IN MILLIONS OF NLG)
Analysis:
Debentures and notes.......................................................     24,516     22,785
Cash notes, savings certificates and bank certificates.....................     16,880     16,576
Certificates of deposit and commercial paper...............................     42,228     51,234
                                                                             ---------  ---------
Total debt securities......................................................     83,624     90,595
                                                                             ---------  ---------
                                                                             ---------  ---------

    The debentures and loans are issued principally in the Dutch capital markets or in the Euromarket and are denominated mostly in Netherlands guilders and U.S. dollars. The commercial paper program is conducted mainly in the United States and is denominated in U.S. dollars. The other debt securities are instruments used in markets in which ABN AMRO is active and are usually denominated in local currencies. At December 31, 1998, debt securities denominated in Netherlands guilders amounted to NLG 20,905 million and those denominated in U.S. dollars to NLG 37,739 million.

    At December 31, 1998, debt securities included NLG 835 million of variable rate obligations. In addition, NLG 3,128 million of debt securities had been converted into variable rate obligations through the use of asset-liability management derivatives contracts. The average interest rate on debentures and notes, adjusted to reflect the effect of asset-liability management derivatives contracts at December 31, 1998, was 6.3%.

MATURITY ANALYSIS OF DEBT SECURITIES

                                                                               1998       1997
                                                                             ---------  ---------
                                                                             (IN MILLIONS OF NLG)
within one year............................................................     47,707     49,894
after one and within two years.............................................      9,277      6,152
after two and within three years...........................................      5,609      8,045
after three and within four years..........................................      3,493      4,687
after four and within five years...........................................      3,433      3,652
after five years...........................................................     14,105     18,165
                                                                             ---------  ---------
Total debt securities......................................................     83,624     90,595
                                                                             ---------  ---------
                                                                             ---------  ---------

13  PROVISIONS

                                                                               1998       1997
                                                                             ---------  ---------
                                                                             (IN MILLIONS OF NLG)
Analysis:
Provision for deferred tax liabilities.....................................      1,546      1,450
Provision for pension commitments..........................................        141        134
Provisions for payments to non-active employees............................        499        383
Insurance fund liabilities.................................................     13,248      9,602
Other provisions...........................................................      1,584      1,894
                                                                             ---------  ---------
Total provisions...........................................................     17,018     13,463
                                                                             ---------  ---------
                                                                             ---------  ---------

    The provision for deferred tax liabilities relates to tax liabilities which will arise in the future owing to the difference between the book value of specific assets and liabilities and their valuation for tax purposes. The face value of these liabilities amounted to NLG 1,805 million at December 31, 1998.

    The following analysis shows deferred tax liabilities and assets.

                                                                                 1998       1997
                                                                               ---------  ---------
                                                                               (IN MILLIONS OF NLG)
Deferred tax liabilities:
Buildings....................................................................        334        327
Pensions and other post-retirement and post-employment arrangements..........        377        354
Derivatives..................................................................        214        123
Leases and similar financial solutions.......................................        400        405
Other........................................................................        387        581
                                                                               ---------  ---------
  Total......................................................................      1,712      1,790
                                                                               ---------  ---------
                                                                               ---------  ---------

Deferred tax assets
Allowances for loan losses...................................................        451        202
Investment portfolios........................................................        335         86
Offsettable losses of foreign operations.....................................        857        476
Other........................................................................        872        358
                                                                               ---------  ---------
Deferred tax assets before value adjustments.................................      2,515      1,122
Less: value adjustments......................................................        632        419
                                                                               ---------  ---------
Deferred tax assets after value adjustments..................................      1,883        703
                                                                               ---------  ---------
                                                                               ---------  ---------

    Deferred tax assets are recognized, to the extent possible, net of provision for deferred tax liabilities.

    The provisions for payments to non-active employees relate to early retirement, total disability, contributions to medical expenses and other commitments. Insurance fund liabilities include the actuarial reserves and the premium and claims reserves of the group's insurance companies.

    Provisions are generally long-term in nature.

14  FUND FOR GENERAL BANKING RISKS

    The Fund for general banking covers general risks associated with lending and other banking activities. The Fund is net of tax and forms part of tier 1 capital; it is maintained partly in currencies other than the Netherlands guilder.

                                                                                 1998       1997
                                                                               ---------  ---------
                                                                               (IN MILLIONS OF NLG)
Opening balance..............................................................      2,483      2,000
Movements:
Addition from income statement...............................................       (223)       395
Tax on addition..............................................................         78       (138)
                                                                               ---------  ---------
                                                                                    (145)       257
Consolidation................................................................        279         75
Currency translation differences.............................................        (80)       151
Other........................................................................        (24)        --
                                                                               ---------  ---------
Closing Balance..............................................................      2,513      2,483
                                                                               ---------  ---------
                                                                               ---------  ---------

15  SUBORDINATED DEBT

    This item includes subordinated debentures and loans which, according to the standards applied by the Dutch Central Bank, qualify for the consolidated capital adequacy ratio. It comprises debt subordinated to all other current and future liabilities of ABN AMRO Holding as well as borrowings of consolidated participating interests, including NLG 17,909 million raised by the Bank. In general, early repayment, in whole or in part, is not permitted.

    The average interest rate on subordinated debt was 7.1% in 1998.

MATURITY ANALYSIS OF SUBORDINATED DEBT

                                                                               1998       1997
                                                                             ---------  ---------
                                                                             (IN MILLIONS OF NLG)
within one year............................................................        609        648
after one and within two years.............................................        575        641
after two and within three years...........................................      2,860        594
after three and within four years..........................................      1,337      2,990
after four and within five years...........................................        362      1,535
after five years...........................................................     14,046     13,693
                                                                             ---------  ---------
Total subordinated debt....................................................     19,789     20,101
                                                                             ---------  ---------
                                                                             ---------  ---------

    Subordinated debt at December 31, 1998 was denominated in Netherlands guilders to an amount of NLG 6,877 million and in U.S. dollars to an amount of NLG 10,640 million, and included NLG 108 million of variable rate obligations.

16  SHAREHOLDERS' EQUITY

                                                                     1998       1997       1996
                                                                   ---------  ---------  ---------
                                                                        (IN MILLIONS OF NLG)
Analysis:
Share capital....................................................      3,623      3,586      3,548
Reserves.........................................................     20,092     22,371     21,771
                                                                   ---------  ---------  ---------
                                                                      23,715     25,957     25,319
Treasury stock...................................................        (86)      (112)      (343)
                                                                   ---------  ---------  ---------
Total shareholders' equity.......................................     23,629     25,845     24,976
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    For further information, reference is made to the section on these changes in shareholders' equity.

SHARE CAPITAL

    The authorized share capital of ABN AMRO Holding N.V. amounts to NLG 10,500,000,005 face value and consists of one Priority Share, four billion Ordinary Shares, one billion Preference Shares and one hundred million Convertible Preference Shares, each of which is convertible into four ordinary shares.

    The issued and paid-up share capital is made up of the following numbers of shares:

Priority Share (nominal value NLG 5.00).......................             1
Ordinary Shares (nominal value NLG 1.25)......................  1,441,649,082
Preference Shares (nominal value NLG 5.00)....................   362,503,010
Convertible Preference Shares (nominal value NLG 5.00)........     1,700,453

    On December 31, 1998, 3,537,887 Ordinary Shares were purchased in connection with staff options granted.

    The Preference Shares are registered shares; the dividend has been fixed at 9.5% of the face value. This percentage will be recalculated at January 1, 2001 in the manner stipulated in the Articles of Association.

    The dividend payable on the Convertible Preference Shares has been fixed at NLG 3.78 per share per annum until the end of 2003. Holders of Convertible Preference Shares can convert their shares into 6.8 million Ordinary Shares until October 31, 2003, on payment of NLG 1.75 per Ordinary Share. If all rights are fully exercised, shareholders' equity would increase by an amount of NLG 1,129 million.

RESERVES

ANALYSIS                                                             1998       1997       1996
-----------------------------------------------------------------  ---------  ---------  ---------
                                                                        (IN MILLIONS OF NLG)
Share premium account............................................      5,408      5,336      5,295
Revaluation reserves.............................................        692        637        664
Reserves prescribed by law and articles of association...........        380        499        449
  General reserve................................................     15,020     16,598     16,274
  Exchange differences reserve...................................     (1,408)      (699)      (911)
Other reserves...................................................     13,612     15,899     15,363
                                                                   ---------  ---------  ---------
Total reserves...................................................     20,092     22,371     21,771
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    The share premium account is regarded as paid-up capital for tax purposes.

    Due to dispositions and depreciation of buildings, NLG 211 million of the revaluation reserves is regarded as having been realized. The expected stock dividend percentage for the final dividend was taken into consideration.

    The 1996 figures have been adjusted for the transfer of the balance of NLG 2,015 million from the provision for general contingencies to the general reserve.

STAFF OPTIONS

    Apart from Managing Board members and other senior executives, employees of ABN AMRO are periodically offered the opportunity to acquire equity options on ABN AMRO shares whose value is related to the option's exercise price. The Ordinary Share capital may increase as a result of the exercise of these options. The exercise price of staff options is equal to the average of the high and low Ordinary Share price quoted on the AEX Stock Exchange on the date of grant. The options can be exercised for five years from the date of grant. The options granted in 1998 to the Managing Board members as well as a portion of the options granted to other staff are not exercisable, however, during the first three years from the date of grant. "Window" periods established for senior management to exercise their options are the two weeks following the announcement of the annual and interim figures. In 1996, 1997 and 1998 the exercise price of options exercised ranged from NLG 10.90 to NLG 51.85.

    If fully exercised, the options at year-end 1998 would have increased the number of Ordinary Shares by 28.1 million (see analysis below) and shareholders' equity by NLG 1,117 million:

                                                                 AVERAGE        LOW/HIGH EXERCISE
                                             STAFF OPTIONS   EXERCISE PRICE           PRICE
YEAR OF EXPIRATION                          (IN THOUSANDS)     (IN EUR)(1)         (IN EUR)(1)
------------------------------------------  ---------------  ---------------  ---------------------
1999......................................           757             6.87            6.85- 6.98
2000......................................         1,304             7.19            6.67- 8.21
2001......................................         3,719            10.98           10.02-12.75
2002......................................         9,276            16.61           15.38-18.60
2003......................................        13,047            22.69           17.28-23.52
                                                  ------            -----     ---------------------
Total.....................................        28,103            17.99            6.67-23.52
                                                  ------            -----     ---------------------
                                                  ------            -----     ---------------------

------------------------

(1) 1 EUR=NLG 2.20371

    The movements in these rights for the years 1998 and 1997 are as follows:

                                                   1998                              1997
                                     --------------------------------  --------------------------------
                                                          AVERAGE                           AVERAGE
                                      STAFF OPTIONS   EXERCISE PRICE    STAFF OPTIONS   EXERCISE PRICE
                                     (IN THOUSANDS)      (IN NLG)      (IN THOUSANDS)      (IN NLG)
                                     ---------------  ---------------  ---------------  ---------------
Movements:
Opening Balance....................        19,385            30.47           13,534            19.61
Options granted to senior
  management.......................         2,820            46.21            2,869            33.90
Other options granted..............        10,321            50.95            9,709            37.04
Options exercised..................        (4,419)           30.00           (6,726)           19.20
Options canceled...................            (4)           23.99               (1)           19.16
                                           ------            -----           ------            -----
Closing Balance....................        28,103            39.65           19,385            30.47
                                           ------            -----           ------            -----
                                           ------            -----           ------            -----

17  MINORITY INTERESTS

    This item comprises the share of third parties in the equity of subsidiaries and other group companies, including preferred stock amounting to $3,125 million (1997: $1,875 million) issued by subsidiaries in the United States to third parties. The right to repayment of this preferred stock is in all cases vested in the issuing institution, but repayment is also subject to approval of the supervisory authorities. If this right is not exercised, preference shares without fixed dividend entitlement qualify for a dividend step-up. In terms of dividend and liquidation rights, trust preference shares are comparable to ABN AMRO Holding preference shares.

                                                                         1998       1997       1996
                                                                       ---------  ---------  ---------
                                                                            (IN MILLIONS OF NLG)
Cumulative preference shares.........................................        207        222        192
Non-cumulative preference shares
  Trust preference shares with fixed dividend........................      2,358
  Other shares with fixed dividend...................................      1,037      1,111        174
  Other shares with dividend step-up.................................      2,291      2,453      1,291
Other minority interests.............................................      1,886        741        448
                                                                       ---------  ---------  ---------
Total................................................................      7,779      4,527      2,105
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

    The increase in other minority interests was caused primarily by the acquisition of Banco Real in Brazil. ABN AMRO intends to purchase the remaining Banco Real shares in 1999.

                                                                         1998       1997       1996
                                                                       ---------  ---------  ---------
                                                                            (IN MILLIONS OF NLG)
Opening Balance......................................................      4,527      2,105      1,525
Currency translation differences.....................................       (430)       421        127
Issue of preferred stock.............................................      2,496      2,259        436
Redemption of preferred stock........................................         --       (515)        --
Other movements......................................................      1,186        257         17
                                                                       ---------  ---------  ---------
Closing Balance......................................................      7,779      4,527      2,105
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

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

    The following table analyzes the capital ratios of ABN AMRO at December 31, 1998 and 1997 in accordance with supervisory requirements.

                                                       1998                    1997
                                              ----------------------  ----------------------
                                               REQUIRED     ACTUAL     REQUIRED     ACTUAL
                                              -----------  ---------  -----------  ---------

                                                 (IN MILLIONS OF NLG EXCEPT PERCENTAGES)
Total capital...............................      38,039      49,830      36,784      48,990
Total capital ratio (in %)..................         8.0%      10.48%        8.0%      10.65%
Tier 1 capital..............................      19,020      33,021      18,392      31,996
Tier 1 capital ratio (in %).................         4.0%       6.94%        4.0%       6.96%

19  ACCOUNTS WITH PARTICIPATING INTERESTS

    Amounts receivable from and payable to participating interests included in the various balance sheet items totaled:

                                                                             1998         1997
                                                                             -----        -----
                                                                            (IN MILLIONS OF NLG)
Bank (assets)...........................................................         162           29
Loans...................................................................         529          414
Banks (liabilities).....................................................         700          210
Total customer accounts.................................................         143          362

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

MATURITY ANALYSIS

                                      ON DEMAND       # 3 MONTHS       3 M-# 1 YR       1 YR-5 YR       $5 YR
                                   ---------------  ---------------  ---------------  -------------  -----------
                                                               (IN BILLIONS OF NLG)
Banks (liabilities)..............            31              167               29               4            --
Savings accounts.................            78               27               21               9             1
Deposits and other customer
  accounts.......................           103              160               39               9             6
Debt securities..................            --               29               19              22            14
Subordinated debt................            --               --                1               5            14
Banks (assets)...................            26               86               19               2             1
Loans............................            52              140               55              81           158

21  CURRENCY POSITION

    Of total assets and total liabilities, amounts equivalent to NLG 726 billion and NLG 713 billion, respectively, are denominated in currencies other than the Netherlands guilder. Positions arising from balance sheet items are generally hedged by foreign exchange contracts not included in the balance sheet. The actual currency positions arising out of ABN AMRO's proprietary foreign exchange dealing activities are of limited size. Capital invested in operations outside The Netherlands is largely funded in guilders. Part of the resulting currency positions is used to offset movements in required capital for foreign-currency risk-weighted assets due to exchange rate fluctuations. Similar reasoning lies behind the policy of issuing preferred stock and subordinated debt in foreign currencies.

22  COLLATERAL PROVIDED

    In connection with collateral provided for specific liabilities and off-balance sheet commitments, as well as for transactions in financial markets, specific assets are not freely available. This relates to cash (NLG 5.6 billion), banks (NLG 0.5 billion), securities (NLG 78.2 billion) and loans (NLG
15.2 billion). Collateral has been provided for liabilities included in the items Banks (NLG 20.9 billion), Total customer accounts (NLG 68.4 billion), Debt securities (NLG 0.4 billion) and Other liabilities (NLG 6.3 billion).

23  CONTINGENT LIABILITIES

                                                                            1998       1997
                                                                          ---------  ---------
                                                                          (IN MILLIONS OF NLG)
Analysis:
Commitments with respect to guarantees granted..........................     68,874     58,455
Commitments with respect to irrevocable letters of credit...............      8,127      9,053
Commitments with respect to recourse risks arising from discounted
  bills.................................................................        349      1,003
                                                                          ---------  ---------
Total Contingent liabilities............................................     77,350     68,511
                                                                          ---------  ---------
                                                                          ---------  ---------

24  DERIVATIVES

    Derivatives are financial instruments, the contracted or notional amounts of which are not included in the balance sheet either because rights and obligations arise out of one and the same contract, the performance of which is due after balance sheet date, or because the notional amounts serve merely as variables for calculation purposes. Examples of derivatives are forward exchange contracts, options, swaps, futures and forward rate agreements. The underlying value may involve interest rate, currency, commodity, bond or equity products or a combination of these. Derivatives transactions are conducted as a trading activity (also on behalf of customers) and as a hedge against ABN AMRO's own interest rate and currency exposure.

    The degree to which ABN AMRO is active in the respective markets or market segments is shown in the following analysis by means of notional amounts (including maturity profile based on remaining term). The notional amounts, however, give no indication of the size of the cash flows or the market risk or credit risk attaching to derivatives transactions.

    The market risk arises from movements in variables determining the value of derivatives, such as interest rates and quoted prices. The credit risk is the loss that would arise if a counterparty were to default. This is related, however, to the market risk since the extent of the credit risk is in part determined by actual and expected market fluctuations. In calculating the credit risk shown in the table below, netting agreements and other collateral have not been taken into consideration.

    The following table shows the notional amounts of ABN AMRO's derivatives portfolio at December 31, 1998.

DERIVATIVES TRANSACTIONS

                                                                NOTIONAL AMOUNTS
                                       -------------------------------------------------------------------
                                         # 1 YR        1 YR-# 5 YR       $ 5 YR       TOTAL    CREDIT RISK
                                       -----------  -----------------  -----------  ---------  -----------

                                                              (IN BILLIONS OF NLG)
INTEREST RATE CONTRACTS
OTC  Swaps...........................         242             558             366       1,166          38
      Forwards.......................         289              41              --         330           1
      Options........................         107             238              80         425           4
Exchange-traded Futures..............         206              90               6         302          --
      Options........................          62              --              --          62          --

CURRENCY CONTRACTS
OTC  Swaps                                    111              99              45         255           7
      Forwards.......................       1,164              42               2       1,208          20
      Options........................         108               6               1         115           1
Exchange-traded Futures..............           2              --              --           2          --
      Options........................          --              --              --          --          --

OTHER CONTRACTS
OTC  Options.........................          10              62               7          79          10
Exchange-traded Forwards/Swaps.......           2               2              --           4          --
      Options........................          25              11              31          67          --
                                            -----           -----             ---   ---------       -----
Total derivatives....................       2,328           1,149             538       4,015          81
                                            -----           -----             ---   ---------       -----
                                            -----           -----             ---   ---------       -----

    The tables below summarize the notional amounts and (average) market values of the principal types of trading portfolio contracts and hedging portfolio contracts (i.e., contracts entered into as part of the Bank's interest rate and exchange rate policies). Intercompany transactions between hedging and trading portfolios have not been eliminated from the figures.

TRADING PORTFOLIO DERIVATIVES TRANSACTIONS IN 1998

                                                                                      AVERAGE
                                                            MARKET VALUE            MARKET VALUE
                                            NOTIONAL   ----------------------  ----------------------
                                            AMOUNTS    POSITIVE    NEGATIVE    POSITIVE    NEGATIVE
                                           ----------  ---------  -----------  ---------  -----------
                                                              (IN MILLIONS OF NLG)
INTEREST RATE CONTRACTS
Swaps....................................   1,153,360     38,536      35,523      30,309      27,439
Forwards.................................     340,663        524         291         237         262
Options purchased........................     241,615      3,632          --       2,976          --
Options sold.............................     251,749         --       3,307          --       3,197
Futures..................................     277,008      1,062          93          21          25
                                           ----------  ---------  -----------  ---------  -----------
Total interest rate contracts............   2,264,395     43,754      39,214      33,543      30,923

CURRENCY CONTRACTS
Swaps....................................     253,438      7,003       8,313       8,122       8,080
Forwards.................................   1,161,953     17,260      14,766      17,898      16,216
Options purchased........................      49,359      1,285          --       2,558          --
Options sold.............................      56,175         --       1,125          --       2,623
Futures..................................       2,378         --          --          --          --
                                           ----------  ---------  -----------  ---------  -----------
Total currency contracts.................   1,523,303     25,548      24,204      28,578      26,919

OTHER CONTRACTS
Equity options purchased.................      72,546     15,917          --       8,777          --
Equity options sold......................      72,945         --      19,941          --      10,567
Other equity and commodity contracts.....       4,285         42          29           3           2
                                           ----------  ---------  -----------  ---------  -----------
Total other contracts....................     149,776     15,959      19,970       8,780      10,569

TRADING PORTFOLIO DERIVATIVES TRANSACTIONS IN 1997

                                                                                     AVERAGE
                                                         MARKET VALUE              MARKET VALUE
                                       NOTIONAL   --------------------------  ----------------------
                                       AMOUNTS      POSITIVE      NEGATIVE    POSITIVE    NEGATIVE
                                      ----------  -------------  -----------  ---------  -----------
                                                           (IN MILLIONS OF NLG)
INTEREST RATE CONTRACTS
Swaps...............................     807,120       20,774        17,309      17,125      15,157
Forwards............................     237,536          121           168         151         205
Options purchased...................     176,629        1,730            --       1,078          --
Options sold........................     160,534           --         2,207          --       1,024
Futures.............................     174,485          839           724         836         721
                                      ----------       ------    -----------  ---------  -----------
Total interest rate contracts.......   1,556,304       23,464        20,408      19,190      17,107

CURRENCY CONTRACTS
Swaps...............................     193,498        7,008         7,911       6,055       6,682
Forwards............................   1,940,507       19,571        18,562      18,934      17,172
Options purchased...................      79,277        2,634            --         953          --
Options sold........................      43,645           --         2,298          --       1,792
Futures.............................       2,152            7            13           7          13
                                      ----------       ------    -----------  ---------  -----------
Total currency contracts............   1,368,079       29,220        28,784      25,949      25,659

OTHER CONTRACTS
Equity options purchased............      33,150        1,498            --         859          --
Equity options sold.................      21,935           --         2,233          --       1,378
Other equity and commodity
  contracts.........................         323            1             3           1           2
                                      ----------       ------    -----------  ---------  -----------
Total other contracts...............      55,408        1,499         2,236         860       1,380

HEDGING PORTFOLIO DERIVATIVES TRANSACTIONS

                                                          1998                                 1997
                                           -----------------------------------  -----------------------------------
                                                            MARKET VALUE                         MARKET VALUE
                                           NOTIONAL   ------------------------  NOTIONAL   ------------------------
                                            AMOUNTS    POSITIVE     NEGATIVE     AMOUNTS    POSITIVE     NEGATIVE
                                           ---------  -----------  -----------  ---------  -----------  -----------
                                                                     (IN MILLIONS OF NLG)
INTEREST RATE CONTRACTS
Swaps....................................    149,050       7,058        4,746     154,889       3,139        3,803
Forwards.................................     16,415          28           28       5,910           2            5
Options purchased........................     18,166         409           --       7,606         126           --
Futures..................................     24,732          12           20      23,193           1           15
                                           ---------       -----        -----   ---------       -----        -----
Total interest rate contracts............    208,363       7,507        4,794     191,598       3,268        3,823
                                           ---------       -----        -----   ---------       -----        -----
                                           ---------       -----        -----   ---------       -----        -----
CURRENCY CONTRACTS
Swaps....................................     17,733         575          831      14,423         224          399
Forwards.................................     49,825       1,992        1,920      38,591         760          339
Options purchased........................     10,235          26           --         679          --           --
                                           ---------       -----        -----   ---------       -----        -----
Total currency contracts.................     77,793       2,593        2,751      53,693         984          738
                                           ---------       -----        -----   ---------       -----        -----
                                           ---------       -----        -----   ---------       -----        -----

DERIVATIVES AND CAPITAL ADEQUACY REQUIREMENTS

    In determining the capital adequacy requirement, both existing and future credit risk is taken into account. To this end the current potential loss, i.e., the positive replacement value based on market conditions at the balance sheet date, is increased by a percentage of the relevant notional amounts, depending on the nature and remaining term of the contract, thereby taking into account the possible adverse development of the positive replacement value during the remaining term of the contract. The analysis below shows the resulting credit equivalent, both unweighted and weighted for the counterparty risk (mainly banks) at December 31, 1998 and 1997. The figures allow for the downward impact of netting agreements and other collateral on risk exposure and capital adequacy.

CREDIT EQUIVALENT DERIVATIVES

                                                                             1998       1997
                                                                           ---------  ---------
                                                                           (IN BILLIONS OF NLG)
Interest rate contracts..................................................       51.0       27.5
Currency contracts.......................................................       51.3       51.4
Other contracts..........................................................       13.7        0.9
                                                                           ---------        ---
                                                                               116.0       79.8
Effect of contractual netting............................................       45.0       19.8
                                                                           ---------        ---
Unweighted credit equivalent.............................................       71.0       60.0
Weighted credit equivalent...............................................       19.2       16.4

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

    For 1999, investment in property and equipment is estimated at NLG 2.7 billion, of which ABN AMRO is already committed to an amount of NLG 425 million.

    Though ABN AMRO has sold a part of its loan portfolio, partly through credit-enhanced or non-credit enhanced securitization, it still holds legal title to some of these loans. In most cases these loans are also serviced by ABN AMRO. In addition, the Bank services loans originated by other institutions. The table below states the outstandings at December 31, 1998 (in millions of NLG).

Legal title to loans sold...........................................      5,958
Loans serviced for third parties....................................     86,347
Loans sold with credit enhancements.................................     14,792

    Future rental commitments (in millions of NLG) at December 31, 1998 for long-term lease contracts were as follows:

1999.................................................................        331
2000.................................................................        308
2001.................................................................        269
2002.................................................................        232
2003.................................................................        216
years after 2003.....................................................      1,975

26  NET INTEREST REVENUE

    This item comprises interest revenue from loans, investments, other lending, interest expense on borrowings by ABN AMRO and customer accounts, as well as the results from interest rate and foreign exchange contracts entered into for hedging purposes. Also included is other revenue from loans. Interest revenue from interest-earning securities amounted to NLG 8,230 million (1997: NLG 6,935 million). Interest expense on subordinated debt totaled NLG 1,422 million (1997:
NLG 1,311 million).

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

                                                                              1998         1997         1996
                                                                              -----        -----        -----
                                                                                   (IN MILLIONS OF NLG)
Revenue from shares and equity participations............................         219          195           97
Revenue from participating interests.....................................         549          435          159
                                                                                  ---          ---          ---
Total Revenue from securities and participating interests................         768          630          256
                                                                                  ---          ---          ---
                                                                                  ---          ---          ---

28  NET COMMISSIONS

    This item includes revenue from securities brokerage, domestic and international payments, asset management, insurance, leasing and other services. Amounts paid to third parties are shown as commission expense.

                                                                         1998       1997       1996
                                                                       ---------  ---------  ---------
                                                                            (IN MILLIONS OF NLG)
Securities brokerage.................................................      3,165      2,706      1,985
Payment services.....................................................      1,716      1,503      1,332
Asset management and trust...........................................        890        717        684
Insurance............................................................        342        299        280
Guarantees...........................................................        258        247        226
Leasing..............................................................        207        170        150
Other................................................................        889        630        299
                                                                       ---------  ---------  ---------
Total Net commissions................................................      7,467      6,272      4,956
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

29  RESULTS FROM FINANCIAL TRANSACTIONS

    This item includes the results from foreign exchange dealing, securities trading, derivatives transactions, as well as trading in LDC debt securities, which is included in the "other" item, and currency translation differences on investments, other than those included in tangible fixed assets, in branches, subsidiaries and participating interests in hyper-inflationary countries.

                                                                         1998       1997       1996
                                                                       ---------  ---------  ---------
                                                                            (IN MILLIONS OF NLG)
Securities trading...................................................      1,162        858        781
Foreign exchange dealing.............................................      1,170        955        705
Derivatives
  Interest rate related products.....................................        216        235        203
  Currency related products..........................................         74         54         38
  Equity related products............................................        118         93         57
  Other derivatives..................................................          6         27         25
                                                                       ---------  ---------  ---------
                                                                             414        409        323
                                                                       ---------  ---------  ---------
Other................................................................       (206)       214         73
Total results from financial transactions............................      2,540      2,436      1,882
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

30  OTHER REVENUE

    This includes revenue from property development, other revenue from leasing activities and the results from the insurance companies forming part of the group. The insurance companies achieved the following results in 1998:

                                                                          LIFE      NON-LIFE
                                                                        ---------  -----------
                                                                         (IN MILLIONS OF NLG)
Net premium income....................................................      2,654         288
Investment income.....................................................        903          22
Insurance expenses....................................................     (3,450)       (247)
                                                                        ---------         ---
Total revenue from insurance companies................................        107          63
                                                                        ---------         ---
                                                                        ---------         ---

31  STAFF COSTS

                                                                     1998       1997       1996
                                                                   ---------  ---------  ---------
                                                                     (IN MILLIONS OF NLG EXCEPT
                                                                        NUMBER OF EMPLOYEES)
Analysis:
Salaries (including bonuses, etc.)...............................      7,945      7,085      5,576
Pension costs (including post-retirement benefits)...............        332        171        332
Social insurance and other staff costs...........................      1,983      1,397      1,232
                                                                   ---------  ---------  ---------
Total Staff costs................................................     10,260      8,653      7,140
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------
Average number of employees (headcount):
Netherlands......................................................     35,387     33,190     34,491
Foreign countries................................................     47,880     39,028     30,925
                                                                   ---------  ---------  ---------
Total average number of employees (headcount)....................     83,267     72,218     65,416
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

32  OTHER ADMINISTRATIVE EXPENSES

    This item includes office overhead, automation costs, advertising costs and other general expenses.

    ABN AMRO leases premises and space in other buildings for its principal activities. The leases generally are renewable and provide for payment of rent and certain other occupancy expenses. Total rent expense for all contracts amounted to NLG 507 million in 1998, NLG 501 million in 1997 and NLG 451 million in 1996.

33  DEPRECIATION

    This item is made up of depreciation of buildings and equipment.

34  PROVISION FOR LOAN LOSSES

    This item includes provisions for uncollectible outstandings.

35  ADDITION TO THE FUND FOR GENERAL BANKING RISKS

    This item includes the addition to, or release from, the Fund. Management's intention is to maintain the Fund at a level approximating 0.5% of risk-weighted total assets.

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

37  TAXES

    The overall effective tax rate rose from 28.7% in 1997 to 31.3% in 1998. The following table reconciles the statutory tax rate to the effective tax rate.

                                                                     1998       1997       1996
                                                                   ---------  ---------  ---------
Dutch income tax rate............................................       35.0%      35.0%      35.0%
Effect of taxes on income of operations outside The
  Netherlands....................................................       (1.1%)      (1.6)%      (4.7)%
Effect of taxes on tax-exempt income in The Netherlands..........       (3.1%)      (4.1)%      (2.9)%
Other............................................................        0.5%      (0.6)%       0.7%
                                                                         ---        ---        ---
Overall effective tax rate.......................................       31.3%      28.7%      28.1%
                                                                         ---        ---        ---
                                                                         ---        ---        ---

                                                                         1998       1997       1996
                                                                       ---------  ---------  ---------
                                                                            (IN MILLIONS OF NLG)
The Netherlands......................................................        920        784        841
Foreign..............................................................      1,081        877        508
                                                                       ---------  ---------  ---------
                                                                           2,001      1,661      1,349
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

    Taxes in 1998 amounted to NLG 2,001 million, including NLG 182 million (1997: NLG 153 million) in deferred tax liabilities.

38  MINORITY INTERESTS

    This item comprises the share of third parties in the results from subsidiaries and other group companies, including dividends on preferred stock issued by ABN AMRO's subsidiaries in the United States.

                                                                              1998         1997         1996
                                                                              -----        -----        -----
                                                                                   (IN MILLIONS OF NLG)
Dividends on preference shares...........................................         272          200           70
Other minority interests.................................................          84           72           71
                                                                                  ---          ---          ---
Total minority interests.................................................         356          272          141
                                                                                  ---          ---          ---
                                                                                  ---          ---          ---

39  SEGMENT INFORMATION

    ABN AMRO is established and active in many countries but local operations also serve customers outside their home countries. The tables below give an analysis by operating segment. For the purpose of this analysis, gross revenue represents total revenue before interest expense and commission expense. Indirect overhead has been allocated to the operating segments.

                                              GROSS REVENUE                    TOTAL REVENUE
                                     -------------------------------  -------------------------------
                                       1998       1997       1996       1998       1997       1996
                                     ---------  ---------  ---------  ---------  ---------  ---------

                                                           (IN MILLIONS OF NLG)
Netherlands Division...............     21,969     19,873     18,262      8,191      7,328      6,652
International Division:
  Europe (excl. The Netherlands)...      8,268      6,874      5,439      3,206      2,710      1,909
  North America....................     20,973     15,190      8,327      7,136      5,996      3,406
  South and Central America........      4,974      2,849      1,975      2,364      1,609      1,063
  Middle East and Africa...........        621        519        334        263        217        160
  Asia/Pacific.....................      3,579      3,040      2,274      1,584      1,137        770
                                     ---------  ---------  ---------  ---------  ---------  ---------
                                        38,415     28,472     18,349     14,553     11,669      7,308
Investment Banking Division........      7,555      6,940      6,152      3,921      3,887      2,980
                                     ---------  ---------  ---------  ---------  ---------  ---------
                                        67,939     55,285     42,763     26,665     22,884     16,940
ABN AMRO Lease Holding.............      1,268      1,185      1,016        965        884        760
MeesPierson........................         --         --      2,846         --         --      1,391
                                     ---------  ---------  ---------  ---------  ---------  ---------
Total..............................     69,207     56,470     46,625     27,630     23,768     19,091
                                     ---------  ---------  ---------  ---------  ---------  ---------
                                     ---------  ---------  ---------  ---------  ---------  ---------

                                      OPERATING PROFIT BEFORE TAXES
                                                                           RISK-WEIGHTED ASSETS
                                     -------------------------------  -------------------------------
                                       1998       1997       1996       1998       1997       1996
                                     ---------  ---------  ---------  ---------  ---------  ---------

                                                           (IN MILLIONS OF NLG)
Netherlands Division...............      2,550      2,219      1,678    148,296    144,010    129,315
International Division
  Europe (excl. The Netherlands)...        747        615        241     57,998     58,203     57,675
  North America....................      2,151      1,505      1,088    132,626    126,833     98,897
  South and Central America........        517        547        246     30,131     14,114      8,639
  Middle East and Africa...........         99         61         (8)     3,832      2,729      1,871
  Asia/Pacific.....................        (43)        11        160     39,348     39,093     34,792
                                     ---------  ---------  ---------  ---------  ---------  ---------
                                         3,471      2,739      1,727    263,935    240,972    201,874
Investment Banking Division........        542        878        925     49,280     63,147     47,978
                                     ---------  ---------  ---------  ---------  ---------  ---------
                                         6,563      5,836      4,330    461,511    448,129    379,167
ABN AMRO Lease Holding.............        267        239        209     13,982     11,676     10,101
MeesPierson........................         --         --        269         --         --         --
Non-allocated result...............       (668)       106        131         --         --         --
Addition to/release from Fund for
  general banking risks............        223       (395)      (146)        --         --         --
                                     ---------  ---------  ---------  ---------  ---------  ---------
Total..............................      6,385      5,786      4,793    475,493    459,805    389,268
                                     ---------  ---------  ---------  ---------  ---------  ---------
                                     ---------  ---------  ---------  ---------  ---------  ---------

40  MANAGING BOARD AND SUPERVISORY BOARD

    The following tables summarize financial data concerning current and former members of the Managing Board and Supervisory Board.

                                                         MANAGING BOARD      SUPERVISORY BOARD
                                                      --------------------  --------------------
                                                        1998       1997       1998       1997
                                                      ---------  ---------  ---------  ---------
Remuneration (in NLG 1,000).........................     15,635     16,633      1,358      1,132
Outstanding ABN AMRO staff options issued...........    748,150    717,888         --         --
ABN AMRO option rights listed.......................         --         --         --         --
ABN AMRO shares owned...............................     39,343     82,439     53,151     38,545
Loans (in NLG 1,000)................................     15,973     11,400     10,867     11,025

    ABN AMRO Holding has not issued any convertible debenture loans.

                                                                 OPTIONS HELD BY      AVERAGE
                                                                    MANAGING      EXERCISE PRICE
                                                                      BOARD          (IN NLG)
                                                                 ---------------  ---------------
Movements:
Opening balance................................................        717,888           25.03
Options granted................................................        321,716           46.33
Options exercised..............................................       (131,454)          18.41
Other movements................................................       (160,000)          29.35
                                                                 ---------------         -----
Closing balance................................................        748,150           34.43
                                                                 ---------------         -----
                                                                 ---------------         -----

    The conditions governing the options are stated in note 16.

41  CASH FLOW STATEMENT

    The cash flow statement gives details of the source of liquid funds which became available during the year and the application of the liquid funds over the course of the year. The cash flows are analyzed into cash flows from operations/banking activities, investment activities and financing activities. Liquid funds include cash in hand, net credit balances on current accounts with other banks and net demand deposits with central banks. Movements in loans, total customer accounts and interbank deposits are included in the cash flow from banking activities. Investment activities comprise purchases, sales and redemptions in respect of investment portfolios, as well as investments in and sales of participating interests, property and equipment. The issue of shares and the borrowing and repayment of long-term funds are treated as financing activities. Movements due to currency translation differences as well as the effects of the consolidation of acquisitions, where of material significance, are eliminated from the cash flow figures.

                                                                    1998       1997       1996
                                                                  ---------  ---------  ---------
                                                                       (IN MILLIONS OF NLG)
Analysis:
Cash............................................................      9,868      8,408      3,709
Current accounts (debit)........................................     18,992     18,406     11,737
Current accounts (credit).......................................    (11,923)    (9,498)    (8,296)
                                                                  ---------  ---------  ---------
Liquid funds....................................................     16,937     17,316      7,150

Movements:
Opening Balance.................................................     17,316      7,150     11,499
Cash flow.......................................................        404      9,335     (3,203)
Currency translation differences................................       (783)       831        394
Sale of MeesPierson.............................................         --         --     (1,540)
                                                                  ---------  ---------  ---------
Closing Balance.................................................     16,937     17,316      7,150

    Interest paid in 1998 amounted to NLG 38,296 million; tax payments for 1998 totaled NLG 973 million.

    Dividends received from participating interests totaled NLG 51 million in 1998, NLG 36 million in 1997 and NLG 41 million in 1996.

    The following table analyzes movements resulting from acquisitions and dispositions in 1998, 1997 and 1996.

                                                                              1996
                                            1998         1997      ---------------------------
                                         -----------  -----------                   SALE OF
                                         ACQUISITIONS ACQUISITIONS ACQUISITIONS   MEESPIERSON
                                         -----------  -----------  -------------  ------------
                                                         (IN MILLIONS OF NLG)
Amounts paid/received in cash and cash
  equivalents on acquisitions/
  dispositions (net)...................       6,477        4,539         1,368
Cash and cash equivalents included in
  acquisitions/dispositions (net)......       3,873          115           330         (1,540)
Assets acquired (sold) and liabilities
  assumed (disposed of) through
  acquisitions (net of dispositions):
Banks..................................       7,816          820           601         (4,230)
Loans..................................      15,924       24,547         3,735        (18,172)
Securities.............................       5,553        6,402         1,666         (8,501)
Other assets...........................       9,325        2,502           345         (1,900)
                                         -----------  -----------        -----    ------------
Total assets...........................      38,618       34,271         6,347        (32,803)
                                         -----------  -----------        -----    ------------
                                         -----------  -----------        -----    ------------
Subordinated debt......................          65           --            64           (481)
Banks..................................       5,619        5,879           647        (10,565)
Total customer accounts................      30,745       25,895         4,565        (17,084)
Debt securities........................         289          847           436           (677)
Other liabilities......................       3,927        1,591           612         (3,325)
                                         -----------  -----------        -----    ------------
Total liabilities......................      40,645       34,212         6,324        (32,132)
                                         -----------  -----------        -----    ------------
                                         -----------  -----------        -----    ------------

    The proceeds of the sale of MeesPierson were received in 1997.

42  FAIR VALUE OF FINANCIAL INSTRUMENTS

    Fair value is the amount at which a financial instrument could be exchanged in transactions between two parties, other than in a forced sale or liquidation, and is best reflected by a quoted market price, if available. Most of ABN AMRO's assets, liabilities and off-balance sheet items are financial instruments. Wherever possible, market rates have been used to determine fair values.

    However, for the majority of financial instruments, principally for loans, deposits and OTC derivatives, fair values are not readily available since there is no market where these instruments are traded. For these instruments estimation techniques have been used, such as remaining interest period, differences between historical contract rates and actual rates, and present value estimates. These methods are subjective in nature and involve several assumptions, such as the estimated period the financial instruments will be held, the timing of future cash flows and the discount rate to be applied. As a result, the approximate fair values presented below may not be indicative of the net realizable value. In addition, the calculation of approximate fair values is based on market conditions at a specific point in time and may not reflect future fair values.

    The approximate fair values as stated by financial institutions are not comparable due to the wide range of different valuation techniques and the numerous estimates that must be made. The lack of an objective valuation method means that approximate fair values are highly subjective. Therefore, readers should exercise caution in using the information disclosed in this note for comparing the consolidated financial position of ABN AMRO with that of other financial institutions.

                                                 DECEMBER 31, 1998        DECEMBER 31, 1997
                                              -----------------------  ------------------------
                                              BOOK VALUE   FAIR VALUE  BOOK VALUE   FAIR VALUE
                                              -----------  ----------  -----------  -----------
                                               (IN MILLIONS OF NLG)      (IN MILLIONS OF NLG)
Assets (incl. off-balance sheet items)
  Cash......................................       9,868        9,868       8,408        8,408
  Short-dated government paper(1)(2)........      17,010       17,029      25,451       25,430
  Banks.....................................     134,193      134,636     140,185      140,218
  Loans to public sector....................      15,961       17,309      14,984       15,691
  Loans to private sector--commercial loans
    and professional securities
    transactions............................     310,666      321,184     287,887      290,247
  Loans to private sector--retail...........     159,317      162,860     140,397      141,397
  Interest-earning securities(1)(3).........     234,614      238,770     165,999      169,103
  Shares(4).................................      29,245       29,258      18,943       18,986
  Derivatives...............................      81,237       86,120      50,386       55,302
                                              -----------  ----------  -----------  -----------
Total.......................................     992,111    1,017,034     852,640      864,782
                                              -----------  ----------  -----------  -----------
                                              -----------  ----------  -----------  -----------
Liabilities (incl. off-balance sheet items)
  Banks.....................................     231,165      231,566     208,466      208,466
  Savings accounts..........................     136,157      137,281     124,877      125,481
  Time deposits.............................     134,289      134,697     106,807      107,786
  Other customer accounts...................     182,535      182,535     165,010      165,366
  Debt securities...........................      83,624       86,645      90,595       91,503
  Subordinated debt.........................      19,789       21,469      20,101       21,140
  Derivatives...............................      78,171       81,692      48,513       52,938
                                              -----------  ----------  -----------  -----------
Total.......................................     865,730      875,885     764,369      772,680
                                              -----------  ----------  -----------  -----------
                                              -----------  ----------  -----------  -----------

------------------------

(1) Book values of Short-dated government paper and Interest-earning securities are equal to amortized costs increased by premium (discount).

(2) Of which NLG 6,176 million was included in the trading portfolio at December 31, 1998.

(3) Of which NLG 90,486 million was included in the trading portfolio at December 31, 1998.

(4) Of which NLG 11,571 million was included in the trading portfolio at December 31, 1998.

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

                 DUTCH GAAP                                      U.S. GAAP
---------------------------------------------  ---------------------------------------------
GOODWILL AND OTHER ACQUIRED INTANGIBLES

Goodwill including other acquired intangibles  Goodwill represents the excess of the arising from acquisitions of subsidiaries and  purchase price of investments in subsidiaries
participating interests is charged against     and participating interests over the
shareholders' equity.                          estimated market value of net assets acquired
                                               at acquisition date. Goodwill is amortized on
                                               a straight-line basis over the estimated
                                               useful life. In ABN AMRO's case, this
                                               amortization period does not exceed twenty
                                               years. Other acquired intangibles, such as
                                               the value of purchase core deposits, are
                                               amortized over their respective useful lives,
                                               not exceeding fifteen years.

FUND FOR GENERAL BANKING RISKS

In addition to specific allowances for loan    The fund for general banking risks is
losses and country risk, Dutch banks maintain  considered to be a general allowance for loan
a fund for general banking risks. This Fund    losses. The level of the Fund is adequate for
is net of taxes and covers general risks       absorbing all inherent losses in loans.
associated with lending and other banking
activities, which may include risks of loan
losses. The level of the fund for general
banking risks is based on management's
evaluation of the risks involved. The Fund is
part of group capital.

DEBT RESTRUCTURING

Assets, including debt instruments, acquired   Assets, including debt instruments, acquired
as part of a debt restructuring, such as       as part of a debt restructuring, such as
Brady bonds, are recorded at net book value    Brady bonds, are recorded at estimated market
(after deduction of specific allowances) of    value at the date of the restructuring.
the disposed debt.                             Differences between book value and market
                                               value are recorded as a charge-off or
                                               recovery on the restructured loan.

INVESTMENT PORTFOLIO SECURITIES

Bonds and similar debt securities included in  All bonds and similar debt securities
the investment portfolios (other than          included in the investment portfolio are
securities on which a large part or all of     classified as "available for sale". SFAS 115
the interest is settled on redemption) are     requires that investment securities available
stated at redemption value less any            for sale, which are those securities that may
diminution in value deemed necessary.          be sold prior to maturity as part of
Premiums and discounts at acquisition,         asset/liability management or in response to
accounted for as deferred items, are           other factors, are stated at market value.
amortized and reported as interest over the    Unrealized gains and losses together with
term of the debt securities. Net capital       gains and losses on designated derivatives
gains realized prior to maturity date in       are reported, net of taxes, in a separate
connection with replacement operations are     component of shareholders' equity. Realized
recognized as deferred interest and amortized  gains and losses are recognized into income
over the term of the investment portfolio.     on trade date.

                 DUTCH GAAP                                      U.S. GAAP
---------------------------------------------  ---------------------------------------------
Shares held in the investment portfolio are    All shares are classified as "available for
stated at market value. Movements in value,    sale" and stated at market value with
net of tax, are taken to a separate            unrealized gains and losses reported in a
revaluation reserve. If the revaluation        separate component of shareholders' equity,
reserve is insufficient to absorb a decline    net of taxes, unless a decline in value is
in value, this amount will be charged to the   judged to be other than temporary. In that
income statement as value adjustments to       case, the cost basis is written down and the
financial fixed assets.                        amount of the writedown is charged to the
                                               income statement.

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

PENSION COSTS

Pensions have been established in accordance   SFAS 87 prescribes actuarial computations
with the regulations in the applicable         based on current and future compensation
countries. Costs of plans are accounted for    levels taking into account the market value
using actuarial computations of current        of the assets of the pension funds and
compensation levels, taking into account the   current interest rates. ABN AMRO adopted SFAS
return achieved by the pension funds in        87 as of January 1, 1994.
excess of the actuarial interest rate.

POST-RETIREMENT BENEFITS

The expected costs of post-retirement          SFAS 106 requires accrual of the expected
benefits are only provided for upon            cost of providing post retirement health care
retirement. The calculations are based on      benefits to an employee and the employee's
actuarial computations.                        beneficiaries and covered dependents, during
                                               the year that an employee renders services.

POST-EMPLOYMENT BENEFITS

Post-employment benefits are those benefits    Under SFAS 112 all contractual benefits after
provided to former or inactive employees,      employment but before retirement are
their beneficiaries and covered dependents     recognized when the employer's services have
after employment but before retirement. The    been rendered, the rights have vested and the
cost of these benefits are provided for        obligation is probable and quantifiable.
early-retirement (VUT) and disability-related
benefits upon termination of services.
Incentivized, other early leave arrangements
are accounted for on a pay-as-you-go basis.

                 DUTCH GAAP                                      U.S. GAAP
---------------------------------------------  ---------------------------------------------
DERIVATIVES USED FOR HEDGING PURPOSES

Derivatives which are used to manage the       U.S. GAAP requires that derivatives which are
overall structural interest rate exposure and  not designated to specific assets,
which are not designated to specific assets,   liabilities or firm commitments be carried at
liabilities or firm commitments are accounted  fair value with changes in fair value
for on an accrual basis. Therefore, changes    included in income as they occur.
in the fair value of the positions are not
recorded. The periodic cash flows are
recorded in income as incurred.

DEFERRED TAX

Deferred tax assets and liabilities are        Under SFAS 109 both deferred tax assets and
recorded on a discounted basis.                liabilities are established on a nominal
                                               basis for all temporary differences, using
                                               enacted tax rates. Deferred tax assets, of
                                               which realization is dependent on taxable
                                               income of future years, are assessed as to
                                               likely realization and a valuation allowance
                                               provided, if necessary.

DIVIDEND PAYABLE

Shareholders' equity is reported after profit  Dividends are reported as a part of
appropriation. Dividends proposed by the       shareholders' equity until paid or approved
Managing and Supervisory Boards are reported   by the General Shareholders' Meeting.
as a current liability.

ACCOUNTING CHANGES: ADOPTED STATEMENTS IN 1998

    In 1998, ABN AMRO adopted, for U.S. GAAP purposes, the following statements issued by the Financial Accounting Standards Board (FASB):

    - SFAS 130 "Reporting Comprehensive Income". This statement establishes rules for the reporting and display of equity from non-owner sources and its components. Equity from non-owner sources is defined as the change in equity of an entity, excluding shareholder transactions such as the issuance of common or preferred stock and payment of dividends.

    - SFAS 131 "Disclosures about Segments of an Enterprise and Related Information". This statement establishes standards for reporting operating segments and requires certain other disclosures about products and services, geographic areas and major customers.

    - SFAS 132 "Employer's Disclosures About Pensions and Other Postretirement Benefits". This statement revises an employer's disclosures about pensions and other postretirement benefits. The standard requires additional information on the changes in the benefit obligations and plan assets and eliminates certain disclosures to facilitate the financial analysis of these plans.

    These statements are all limited to reporting and presentation and do not address recognition or measurement. The adoption of these statements, therefore, did not affect earnings, liquidity or capital resources of ABN AMRO.

FUTURE DEVELOPMENTS

    Recently the following accounting pronouncements have been issued:

    - SFAS 133 "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. If the derivative is a hedge, changes in fair value of the derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other changes to stockholders' equity until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be recognized in earnings immediately. ABN AMRO is currently in the process of evaluating the impact of this statement.

    - In March 1998, the American Institute of Certified Public Accountants issued a statement regarding "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The statement requires capitalization of certain costs incurred in connection with developing or obtaining software for internal use. Qualifying software costs are capitalized and amortized over the estimated useful life of the software. ABN AMRO is currently in the process of evaluating the impact of this statement.

RECONCILIATION

    The following table summarizes the significant adjustments to ABN AMRO's consolidated shareholders' equity and net profit which would result from the application of U.S. GAAP.

                                                   SHAREHOLDERS' EQUITY
                                                                                  NET EARNINGS
                                                   --------------------  -------------------------------
                                                     1998       1997       1998       1997       1996
                                                   ---------  ---------  ---------  ---------  ---------

                                                          (IN MILLIONS OF NLG EXCEPT SHARE DATA)
Shareholders' equity/net profit under Dutch
  GAAP...........................................     23,629     25,845      4,028      3,853      3,303
Goodwill.........................................     10,345      5,637       (474)      (427)      (287)
Provision for general contingencies..............                                                    101
Debt restructuring...............................       (529)        (7)
Investment portfolio securities..................      5,923      3,721        892        335        449
Property.........................................       (454)      (489)        32         32         25
Pension costs....................................        110        (43)       153        (86)       (48)
Post-retirement benefits.........................        (90)       (76)       (14)       (31)        (3)
Post-employment benefits.........................       (101)      (114)        13         28         51
Provisions.......................................        459        641       (182)       (31)       234
Derivatives......................................        688        588        100        (11)       110
Taxes............................................     (2,184)    (1,546)      (312)      (106)      (305)
Deferred tax liabilities.........................       (672)      (155)       (22)       (86)       (25)
Dividends........................................        467        557
                                                   ---------  ---------  ---------  ---------  ---------
Shareholders' equity and net profit under U.S.
  GAAP...........................................     37,591     34,559      4,214      3,470      3,605
Shareholders' equity per share under U.S. GAAP...      24.80      23.20
Basic earnings per share under U.S. GAAP.........                             2.84       2.37       2.54
Diluted earnings per share under U.S. GAAP.......                             2.82       2.35       2.52

NOTES TO THE ADJUSTMENTS TO CONSOLIDATED NET PROFIT AND SHAREHOLDERS' EQUITY

    (a) GOODWILL

    The gross amount of goodwill and other acquired intangibles before amortization amounts to NLG 12,473 million. If facts and circumstances indicate that unamortized goodwill and other acquired intangibles may be impaired, a review is made to determine what amount, if any, is recoverable. If this review indicates that goodwill will not be recoverable, as determined based on the estimated undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows.

    The following acquisitions were made in 1998, 1997 and 1996 and were accounted for using the purchase method.

                                                                    TOTAL
ACQUIRED COMPANIES                % ACQUIRED     CONSIDERATION    ASSETS(1)      ACQUISITION DATE
-------------------------------  -------------  ---------------  -----------  ----------------------
                                   (IN MILLIONS OF NLG EXCEPT PERCENTAGES)
1998:
Banco Real.....................           38           4,226         36,035   November 4, 1998
ABN AMRO Asia Holdings Ltd.
  (2)..........................          100             415             --   December 23, 1998
Bank of Asia...................           77             358          6,876   August 31, 1998
Bandepe........................          100             290          1,258   November 25, 1998
Sage...........................          100             209          2,909   May 4, 1998
BZW, Australia.................          100             179            863   March 1, 1998
Lease Plan South Africa........          100              63            139   April 1, 1998
Huysamer Stals (3).............           60              21            257   March 1, 1998
Dasfleet Australia.............          100              52             --   September 21, 1998

1997:
Standard Federal Corporation...          100           3,300         30,536   January 1, 1997
Chicago Corporation............          100             240          1,131   January 1, 1997
Bankers Leasing Association....          100             182            495   November 30, 1997
Lloyds NZA.....................          100             142          1,644   January 1, 1997
ABN AMRO Asia Holdings Ltd.....           10             139             --   April 1, 1997
Asia Securities Trading(4).....         35.5             108             --   June 30, 1997
Banque Demachy Worms...........         80.1              76          2,109   June 30, 1997
Banque du Phenix...............          100              67            885   June 30, 1997

1996:
Comerica Bank Illinois.........          100             314          2,106   August 1, 1996
Columbia National Bank.........          100             244          1,391   November 1, 1996
Magyar Hitel Bank..............         94.9             166          2,850   December 18, 1996
American Equipment Leasing.....          100              78            330   January 2, 1996
Causeway Group Ltd.............          100              56             21   September 23, 1996
CIMO(5)........................           29              32             --   July 26, 1996
Banco Fonder(6)................           50              31             12   April 1, 1996
Carrington Pembroke Ltd........          100              29              6   September 30, 1996

------------------------

(1) Effective of total assets acquired on the Consolidated Balance Sheet.

(2) The Bank acquired a 30% interest in 1998 (in addition to the 70% interest acquired in 1994, 1995 and 1997).

(3) The Bank acquired a 60% interest in 1998 (in addition to an interest acquired in 1997).

(4) This is a purchase of minority interest of 35.5%.

(5) A buyout of minority shareholders to raise the percentage to 80%.

(6) This purchase increases the total percentage to 100%. The first 50% was acquired in 1995 through the acquisition of Alfred Berg.

    (b) PROVISION FOR GENERAL CONTINGENCIES

    In the reconciliation, the provision for general contingencies is reversed except for a part which based on management's evaluation is necessary to maintain for U.S. GAAP purposes an overall adequate level of the allowance for loan losses, including inherent losses in the loan portfolio.

    (c) INVESTMENT PORTFOLIO SECURITIES

    The reconciliation item consists of the difference between the amortized cost and the fair market value of interest-earning securities included in the investment portfolio of NLG 4,460 million (1997: NLG 3,053 million), after adjusting for NLG 1,463 million (1997: NLG 668 million) of unrecognized gains on sales of investment portfolio securities and related swap transactions.

    In the income statement, the differences in the applicable year consist of realized gains from sales of interest-earning securities minus the amortization under Dutch GAAP and the charge as value adjustments to financial fixed assets of shares if the revaluation reserve under Dutch GAAP is insufficient to absorb a temporary decline in value.

    Realized gains and losses from sales of securities in the investment portfolio are computed using the specific identification method. Gross realized gains on sales of interest-earning securities in the investment portfolio in 1996 were calculated at NLG 832 million and gross realized losses from such sales in 1996 were calculated at NLG 231 million. Gross realized gains on sales of interest-earning securities in the investment portfolio in 1997 were calculated at NLG 799 million and gross realized losses from such sales in 1997 were calculated at NLG 222 million. Gross realized gains on sales of interest-earning securities in the investment portfolio in 1998 were calculated at NLG 1,674 million and gross realized losses from such sales in 1998 were calculated at NLG 329 million.

    (d) PENSION COSTS

    Personnel employed in The Netherlands are entitled to pension benefits which, unless otherwise waived, supplement State-provided social security benefits. The benefits of the plans are based primarily on years of service and a final pay formula. Benefits for retired employees or their beneficiaries are subject to a yearly adjustment based on the increase of compensation according to the Collective Labor Agreement.

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

    SFAS 87 was adopted effective January 1, 1994, as it was not feasible to apply it as of January 1, 1987, the date specified in the standard. In the reconciliation, NLG 48 million of the transition asset was recorded directly to shareholders' equity at January 1, 1994; the remaining transition asset will be amortized over an eight-year period.

    In 1998, ABN AMRO adopted SFAS 132 "Employer's Disclosures About Pensions and Other Postretirement Benefits". This statement revised disclosures about pensions and other postretirement benefits.

    Assumptions used in the pension computation as at December 31 were:

                                                                              1998         1997         1996
                                                                              -----        -----        -----
                                                                                     (IN PERCENTAGES)
Average discount rate
  The Netherlands........................................................         5.0          6.5          7.0
  Foreign countries......................................................         7.0          7.5          7.5
Average compensation increase
  The Netherlands........................................................         3.0          3.0          3.0
  Foreign countries......................................................         6.0          6.0          5.5
Average expected rate of return on assets
  The Netherlands........................................................         7.0          7.5          7.5
  Foreign countries......................................................         8.5          8.5          8.0

    In accordance with SFAS 87, the excess of plan assets over projected benefit obligation, as of January 1, 1994, the transition date, is recognized as a part of periodic pension costs on a prospective basis. The following table presents the components of the net periodic pension costs:

                                                                           1998       1997       1996
                                                                         ---------  ---------  ---------
                                                                              (IN MILLIONS OF NLG)
NET PERIODIC PENSION COSTS
Service cost...........................................................        349        375        444
Interest cost..........................................................        676        632        606
Expected return on plan assets.........................................       (877)      (757)      (702)
Net amortization and deferral..........................................        (29)        (4)        (3)
                                                                               ---        ---        ---
Net periodic pension costs under U.S. GAAP.............................        119        246        345
Net periodic pension costs under Dutch GAAP............................        272        160        297
                                                                               ---        ---        ---
Additional pension costs...............................................       (153)        86         48
                                                                               ---        ---        ---
                                                                               ---        ---        ---

    The following table presents the change in benefit obligations of the plans under SFAS 87.

                                                                            1998       1997
                                                                          ---------  ---------
                                                                          (IN MILLIONS OF NLG)
Projected benefit obligation at beginning of the year...................     10,297      9,293
Service costs...........................................................        349        375
Interest cost...........................................................        676        632
Actuarial gain/loss.....................................................      2,959        136
Benefits paid...........................................................       (382)      (338)
Plan amendments.........................................................         (4)         0
Settlements/curtailments................................................         (3)       (12)
Acquisitions............................................................          0        185
Currency translation effect.............................................        (49)        26
                                                                          ---------  ---------
Projected benefit obligation at end of the year.........................     13,843     10,297
                                                                          ---------  ---------
                                                                          ---------  ---------

    The following table presents the change in plan assets of the plans under SFAS 87.

                                                                            1998       1997
                                                                          ---------  ---------
                                                                          (IN MILLIONS OF NLG)
Fair value of plan assets at beginning of the year......................     11,863     10,044
Actual return of plan assets............................................      1,663      1,700
Employer's contribution.................................................        171        189
Benefits paid...........................................................       (382)      (338)
Acquisitions............................................................          0        227
Currency translation effect.............................................        (63)        41
                                                                          ---------  ---------
Fair value of plan assets at end of the year............................     13,252     11,863
                                                                          ---------  ---------
                                                                          ---------  ---------

    The following table presents the funded status of the plans under SFAS 87.

                                                                            1998       1997
                                                                          ---------  ---------
                                                                          (IN MILLIONS OF NLG)
Funded status...........................................................       (591)     1,566
Unrecognized net actuarial (gain)/loss..................................        624     (1,586)
Unrecognized prior service cost.........................................         26         11
Unrecognized transition obligation......................................         16         20
Prepaid/(accrued) benefit cost..........................................         75         11

    For plans in The Netherlands, the accumulated benefit obligation exceeded plan assets by NLG 160 million at December 31, 1998. At year-end 1997, plan assets were in excess of the accumulated benefit obligation.

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

    Assumptions used in the computation of the post-retirement obligations as at December 31 were:

                                                                              1998         1997         1996
                                                                              -----        -----        -----
                                                                                     (IN PERCENTAGES)
Average discount rate
  The Netherlands........................................................         5.0          6.5          7.0
  Foreign countries......................................................         7.0          7.5          7.5
Average health care cost trend rate
  The Netherlands........................................................         3.0          3.0          3.0
  Foreign countries......................................................         9.0          7.0          7.0

    The following table presents the components of net periodic post-retirement benefit cost.

                                                                           1998         1997         1996
                                                                           -----        -----        -----
                                                                                (IN MILLIONS OF NLG)
NET PERIODIC POST-RETIREMENT BENEFIT COST
Services cost.........................................................          13           12           10
Interest cost.........................................................          31           29           25
Net amortization and deferral.........................................           8            7            9
                                                                                --           --           --
Net periodic cost under U.S. GAAP.....................................          52           48           44
Net periodic cost under Dutch GAAP....................................          38           17           41
                                                                                --           --           --
Additional net periodic post-retirement benefit cost..................          14           31            3
                                                                                --           --           --
                                                                                --           --           --

    The following table presents the change in postretirement benefit obligations of the plans under SFAS 106.

                                                                              1998         1997
                                                                              -----        -----
                                                                             (IN MILLIONS OF NLG)
Projected benefit obligation at beginning of the year....................         458          397
Service costs............................................................          13           12
Interest cost............................................................          31           29
Actuarial gain/loss......................................................         119           (3)
Benefits paid............................................................         (21)         (22)
Acquisitions.............................................................           0           30
Currency translation effect..............................................          (8)          15
                                                                                  ---          ---
Projected benefit obligation at end of the year..........................         592          458
                                                                                  ---          ---
                                                                                  ---          ---

    The following table presents the change in plan assets of the plans under SFAS 106.

                                                                              1998         1997
                                                                              -----        -----
                                                                             (IN MILLIONS OF NLG)
Fair value of plan assets at beginning of the year.......................          14            8
Actual return of plan assets.............................................           5            3
Employer's contribution..................................................          31           25
Benefits paid............................................................         (21)         (22)
Acquisitions.............................................................           0            0
Currency translation effect..............................................          (1)           0
                                                                                   --           --
Fair value of plan assets at end of the year.............................          28           14
                                                                                   --           --
                                                                                   --           --

    The following table presents the funded status of the plans under SFAS 106.

                                                                             1998       1997
                                                                           ---------  ---------
                                                                           (IN MILLIONS OF NLG)
Funded status............................................................       (564)      (444)
Unrecognized net actuarial (gain)/loss...................................        133         24
Unrecognized prior service cost..........................................          2          0
Unrecognized transition obligation.......................................        120        128
                                                                                 ---        ---
Prepaid/(accrued) benefit cost...........................................       (309)      (292)
                                                                                 ---        ---
                                                                                 ---        ---

    Increasing the assumed health care cost trend rate by 1% in each year would increase the accumulated post-retirement benefit obligation as of December 31, 1998 by approximately NLG 87 million and would increase the net periodic postretirement benefit cost of 1998 by NLG 10 million.

    Decreasing the assumed health care cost trend rate by 1% in each year would decrease the accumulated post-retirement benefit obligation as of December 31, 1998 by approximately NLG 71 million and would decrease the net periodic postretirement benefit cost of 1998 by NLG 7 million.

    (f) CONTINGENCIES

    U.S. GAAP does not permit provisions for contingencies, which are permitted under Dutch GAAP. Accordingly, the release in 1998 and 1997 and 1996 provisions of NLG 272 million, NLG 175 million and NLG 230 million, respectively, for the adaptation of computer systems for the introduction of the euro and for the year 2000, the release in 1997 and 1996 provisions of NLG 166 million and NLG 24 million, respectively, for the potential devaluation of the Brazilian real, the provisions in 1998 and 1996 and the release in 1997 for litigation and removals of NLG 90 million, NLG 65 million and NLG 40 million, respectively, are not permitted under U.S. GAAP and have been reversed in the U.S. GAAP reconciliation.

    (g) DEFERRED TAX

    In accordance with SFAS 109, the components of the net U.S. GAAP deferred tax liability are as follows:

                                                                             1998       1997
                                                                           ---------  ---------
                                                                           (IN MILLIONS OF NLG)
Deferred tax liabilities
  Investment securities..................................................      1,553      1,214
  Property...............................................................        446        435
  Post-employment benefits...............................................        349        314
  Derivatives............................................................        455        381
  Leasing and other financing constructions..............................        400        405
  Other..................................................................        563        759
                                                                           ---------  ---------
Total deferred tax liabilities...........................................      3,766      3,508
  Deferred tax assets
  General allowance for loan losses(1)...................................      1,353      1,337
  Specific allowances for loan losses....................................        451        202
  Derivatives............................................................         --         52
  Other..................................................................        209        358
  Tax losses foreign entities............................................        857        476
                                                                           ---------  ---------
Total deferred tax assets before valuation allowance.....................      2,870      2,425
Less: valuation allowance................................................        436        368
                                                                           ---------  ---------
Deferred tax assets less valuation allowance.............................      2,434      2,057
                                                                           ---------  ---------
Total net deferred tax liability (asset) under U.S. GAAP(2)..............      1,332      1,451
                                                                           ---------  ---------
                                                                           ---------  ---------

------------------------

(1) This amount represents the tax effect of the gross up of the Fund for general banking risks which is considered to be a general allowance for loan losses for U.S. GAAP purposes.

(2) Of which NLG 1,503 million (1997: NLG 364 million) is a consequence of differences between Dutch GAAP and U.S. GAAP.

    ABN AMRO considers a significant portion of its approximately NLG 5.4 billion in distributable invested capital to be permanently invested. If such capital were distributed no foreign taxes would be required to be paid on such earnings. The estimated impact of foreign withholding tax is NLG 150 million.

    (h) IMPAIRMENT OF LOANS

    SFAS 114 requires loans to be measured for impairment when it is probable that principal and/or interest will not be collected in accordance with the contractual terms of the loan agreement. Total impairment loans of ABN AMRO are those reported as doubtful loans and amounted to NLG 14,496 million at December 31, 1998 (1997: NLG 11,035 million). Total impaired loans averaged NLG 10,496 million and NLG 12,166 million during 1997 and 1998, respectively. Of the total doubtful loans of NLG 14,496 million at December 31, 1998, NLG 12,566 million (1997: NLG 9,351 million) have aggregate specific allowances for loan losses of NLG 9,071 million (1997: NLG 6,377 million) and NLG 1,930 million (1997: NLG 1,684 million) have no specific allowances for loan losses. Doubtful loans included accruing loans (loans on which ABN AMRO continues to charge interest which is included in interest revenue) of NLG 4,837 million at December 31, 1998 (1997: NLG 5,207 million). Having compared the value of the impaired loans calculated in accordance with SFAS 114 with the carrying value under Dutch GAAP, no adjustments were required. Net interest revenue recognized in 1998 on impaired loans amounted to NLG 332 million (1997: NLG 338 million), and interest revenue not recognized in 1998 on impaired loans amounted to NLG 502 million (1997: NLG 386 million).

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

    (j) ACCOUNTING FOR STOCK-BASED COMPENSATION

    Effective January 1, 1996, ABN, AMRO adopted SFAS 123, "Accounting for Stock-Based Compensation." SFAS 123 establishes financial accounting and reporting standards for stock-based compensation plans. ABN AMRO elected to continue accounting for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion No. 25, as SFAS 123 permits. The application of SFAS 123 did not have a material impact on ABN AMRO's pro forma net profit, net profit per Ordinary Share or shareholders' equity.

    (k) CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT ADJUSTED FOR U.S. GAAP

             CONSOLIDATED BALANCE SHEET BEFORE PROFIT APPROPRIATION
                  INCLUDING SIGNIFICANT U.S. GAAP ADJUSTMENTS

                                                                                                1998       1997
                                                                                              ---------  ---------
                                                                                              (IN MILLIONS OF NLG)
ASSETS
Cash........................................................................................      9,868      8,408
Short-dated government paper................................................................     17,010     25,451
Banks.......................................................................................    134,193    140,185
Professional securities transactions........................................................     75,055     69,131
Loans.......................................................................................    420,532    380,671
Less: Allowance for credit losses...........................................................    (13,509)   (10,444)
                                                                                              ---------  ---------
Net Loans...................................................................................    407,023    370,227
Interest-bearing securities.................................................................    237,672    168,340
Shares......................................................................................     29,245     18,943
Participating interests.....................................................................      2,329      2,123
Property and equipment......................................................................      9,810      8,036
Goodwill....................................................................................     10,345      5,637
Other assets................................................................................     36,182     47,784
Prepayments and accrued interest............................................................     17,605     17,138
                                                                                              ---------  ---------
                                                                                                986,337    881,403
                                                                                              ---------  ---------
                                                                                              ---------  ---------
LIABILITIES
Banks.......................................................................................    231,165    208,466
Professional securities transactions........................................................     68,377     58,595
Total customer accounts.....................................................................    384,604    338,099
Debt securities.............................................................................     83,624     90,595
Other liabilities...........................................................................    117,016     95,810
Accruals and deferred income................................................................     18,744     17,232
Provisions..................................................................................     17,648     13,419
                                                                                              ---------  ---------
                                                                                                921,178    822,216
Subordinated debt...........................................................................     19,789     20,101
Minority interests..........................................................................      5,421      4,527
Guaranteed preferred beneficial interest in a subsidiary (1)................................      2,358         --
Shareholders' equity........................................................................     37,591     34,559
                                                                                              ---------  ---------
Total liabilities and shareholders equity...................................................    986,337    881,403
                                                                                              ---------  ---------
                                                                                              ---------  ---------

------------------------

(1) Guaranteed preferred beneficial interest in a subsidiary represents the 7.5% Noncumulative Guaranteed Trust Preferred Securities (the "Trust Preferred Securities") issued by ABN AMRO Capital Funding Trust I (the "Trust"), an indirect wholly-owned subsidiary of ABN AMRO Holding. The sole assets of the Trust are 7.5% Noncumulative Guaranteed Class B Preferred Securities (the "Class B Preferred Securities") of ABN AMRO Capital Funding LLC I, an indirect wholly-owned subsidiary of ABN AMRO Holding, and the maturities and interest on the Class B Preferred Securities match those of the Trust Preferred Securities. The Trust Preferred Securities and the Class B Preferred Securities pay interest quarterly in arrears and are redeemable only upon the occurrence of certain events specified in the documents governing the terms of those securities. Subject to limited exceptions, the earliest date that the Class B Preferred Securities can be redeemed is September 30, 2003. The Trust Preferred Securities and the Class B Preferred Securities are each subject to a full and unconditional guarantee of ABN AMRO Holding. In terms of dividend and liquidation rights, the Trust Preferred Securities are comparable to ABN AMRO Holding preference shares.

   CONSOLIDATED INCOME STATEMENT INCLUDING SIGNIFICANT U.S. GAAP ADJUSTMENTS.

                                                                                         1998       1997       1996
                                                                                       ---------  ---------  ---------
                                                                                            (IN MILLIONS OF NLG)
REVENUE
Interest revenue.....................................................................     55,860     45,585     38,427
Interest expense.....................................................................     40,627     31,956     27,053
                                                                                       ---------  ---------  ---------
Net interest revenue.................................................................     15,233     13,629     11,374
Provision for loan losses............................................................      1,850      1,600      1,299
                                                                                       ---------  ---------  ---------
Net interest revenue after provision for loan losses.................................     13,383     12,029     10,075
Revenue from securities and participating interests..................................        768        630        256
Commission revenue...................................................................      8,417      7,018      5,437
Commission expense...................................................................        950        746        481
                                                                                       ---------  ---------  ---------
Net commissions......................................................................      7,467      6,272      4,956
Results from financial transactions..................................................      2,640      2,259      2,106
Net gains from available for sale securities.........................................      1,308        613        632
Other revenue........................................................................        993        559        471
                                                                                       ---------  ---------  ---------
Total non interest revenue...........................................................     13,176     10,333      8,331
Total revenue........................................................................     26,559     22,362     18,406

EXPENSES
Staff costs..........................................................................     10,108      8,742      7,140
Other administrative expenses........................................................      7,633      6,436      4,585
                                                                                       ---------  ---------  ---------
Administrative expenses..............................................................     17,741     15,178     11,725
Depreciation.........................................................................      1,439      1,162        969
Amortization of goodwill.............................................................        474        427        287
                                                                                       ---------  ---------  ---------
Total expenses.......................................................................     19,654     16,767     12,981
Operating profit before taxes........................................................      6,905      5,595      5,425
Taxes................................................................................      2,335      1,853      1,679
                                                                                       ---------  ---------  ---------
Group profit after taxes.............................................................      4,570      3,742      3,746
Minority interests...................................................................        356        272        141
                                                                                       ---------  ---------  ---------
Net profit...........................................................................      4,214      3,470      3,605
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

    (l) COMPREHENSIVE INCOME

    Effective January 1, 1998, ABN AMRO adopted Statement 130 "REPORTING COMPREHENSIVE INCOME", which establishes rules for the reporting and display of comprehensive income and its components. Its components and accumulated other comprehensive income amounts for the three-year period ended December 31, 1998 are summarized as follows:

                                                                        UNREALIZED     ACCUMULATED
                                                            CURRENCY     GAINS IN         OTHER
                                                           TRANSLATION  INVESTMENT    COMPREHENSIVE    COMPREHENSIVE
                                                           ADJUSTMENTS  PORTFOLIOS       INCOME           INCOME
                                                           -----------  -----------  ---------------  ---------------
                                                                              (IN MILLIONS OF NLG)
Balance January 1, 1996..................................      (1,400)         795           (605)

Net Income...............................................                                                    3,605
Currency translation adjustments (net of NLG 59 million
  tax expense)...........................................         537                         537
Unrealized gains arising during the year (net of NLG 368
  million tax expense)...................................                      735            735
Less: reclassification adjustment for gains realized in
  net income (net of NLG 210 million tax expense)........                     (391)          (391)
Other comprehensive income...............................                                                      881
                                                                                                             -----
Comprehensive income.....................................                                                    4,486

Balance December 31, 1996................................        (863)       1,139            276

Net Income...............................................                                                    3,470
Currency translation adjustments (net of NLG 80 million
  tax expense)...........................................         878                         878
Unrealized gains arising during the year (net of NLG 540
  million tax expense)...................................                      996            996
Less: reclassification adjustment for gains realized in
  net income (net of NLG 202 million tax expense)........                     (376)          (376)
Other comprehensive income...............................                                                    1,498
                                                                                                             -----
Comprehensive income.....................................                                                    4,968

Balance December 31, 1997................................          15        1,759          1,774

Net Income...............................................                                                    4,214
Currency translation adjustments (net of NLG 23 million
  tax credit)............................................      (1,003)                     (1,003)
Unrealized gains arising during the year (net of NLG 840
  million tax expense)...................................                    1,365          1,365
Less: reclassification adjustment for gains realized in
  net income (net of NLG 470 million tax expense)........                     (875)          (875)
Other comprehensive income...............................                                                     (513)
                                                                                                             -----
Comprehensive income.....................................                                                    3,701

Balance December 31, 1998................................        (988)       2,249          1,261

    (m) EARNINGS PER SHARE UNDER U.S. GAAP

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

    The computation of basic and diluted EPS for the years ended December 31 are presented in the following table:

                                                                   1998       1997       1996
                                                                 ---------  ---------  ---------
                                                                      (IN MILLIONS OF NLG,
                                                                     EXCEPT PER SHARE DATA)
Net profit.....................................................      4,214      3,470      3,605
Dividends on Preference Shares.................................        178        180        187
                                                                 ---------  ---------  ---------
Net profit applicable to Ordinary Shares.......................      4,036      3,290      3,418
Dividends on Convertible Preference Shares.....................          6          8         15
                                                                 ---------  ---------  ---------
Net profit adjusted for diluted computation....................      4,042      3,298      3,433
Weighted-Average Ordinary Shares Outstanding...................    1,422.1    1,388.7    1,346.3
Dilutive Effect of Staff Options...............................        4.6        3.6        1.6
Convertible Preference Shares..................................        6.8        8.3       16.2
                                                                 ---------  ---------  ---------
Adjusted Diluted Computation...................................    1,433.5    1,400.6    1,364.1
Basic Earnings Per Share.......................................       2.84       2.37       2.54
Diluted Earnings Per Share.....................................       2.82       2.35       2.52

44  PARENT COMPANY ACCOUNTS (ABN AMRO HOLDING N.V.)

 COMPANY BALANCE SHEET AT DECEMBER 31, 1998 AND 1997 AFTER PROFIT APPROPRIATION

                                                                                                1998       1997
                                                                                              ---------  ---------
                                                                                              (IN MILLIONS OF NLG)
ASSETS
Banks (a)...................................................................................      2,571      2,547
Interest-earning securities (b).............................................................         50         --
Participating interests in group companies (c)..............................................     22,551     25,022
Other assets (d)............................................................................        831        831
Prepayments and accrued income (e)..........................................................        144        140
                                                                                              ---------  ---------
                                                                                                 26,147     28,540
LIABILITIES
Banks (a)...................................................................................         --        307
Deposits and other customer accounts........................................................         50         --
Other liabilities (d).......................................................................        474        567
Accruals and deferred income (e)............................................................        148        116
                                                                                              ---------  ---------
                                                                                                    672        990
Subordinated debt...........................................................................      1,846      1,705
Share capital (f)...........................................................................      3,623      3,586
Share premium account.......................................................................      5,408      5,336
Revaluation reserves........................................................................        692        637
Reserves prescribed by law and articles of association......................................        380        499
Other reserves..............................................................................     13,526     15,787
                                                                                              ---------  ---------
Shareholders' equity........................................................................     23,629     25,845
                                                                                              ---------  ---------
Parent Company capital......................................................................     25,475     27,550
                                                                                              ---------  ---------
                                                                                                 26,147     28,540
                                                                                              ---------  ---------
                                                                                              ---------  ---------

                        PARENT COMPANY INCOME STATEMENT

                                                                                             1998       1997       1996
                                                                                           ---------  ---------  ---------
                                                                                                (IN MILLIONS OF NLG)
Profits of participating interests after taxes...........................................      4,021      3,836      3,282
Other profit after taxes.................................................................          7         17         21
                                                                                           ---------  ---------  ---------
Net profit...............................................................................      4,028      3,853      3,303
                                                                                           ---------  ---------  ---------
                                                                                           ---------  ---------  ---------

Drawn up in accordance with section 2:402 of The Netherlands Civil Code.

Letters against items refer to the notes.

NOTES TO THE PARENT COMPANY BALANCE SHEET AND INCOME STATEMENT

    (a) BANKS

    This item includes call loans to and other interbank relations with group companies. An amount of NLG 1,447 million (1997: NLG 1,497 million) of this exposure is subordinated. An amount of NLG 624 million is due for redemption in 1999, an amount of NLG 1,447 is due in 2001 and an amount of NLG 500 million is due in 2002.

    (b) INTEREST-EARNING SECURITIES

    The amount included in this item represents securitized receivables, such as commercial paper.

    (c) PARTICIPATING INTERESTS IN GROUP COMPANIES

    Dividends payable by ABN AMRO Bank N.V. to ABN AMRO Holding N.V. amounted to NLG 831 million (1997: NLG 831 million). Dividends received by ABN AMRO Bank N.V. from subsidiaries amounted to NLG 488 million (1997: NLG 817 million).

                                                                     1998       1997       1996
                                                                   ---------  ---------  ---------
                                                                        (IN MILLIONS OF NLG)
Development in Participating interests in group companies:
Opening Balance..................................................     25,022     24,369     19,533
Provisions for general contingencies.............................         --         --      2,015
Movements (net)..................................................     (2,471)       653      2,821
                                                                   ---------  ---------  ---------
Closing Balance..................................................     22,551     25,022     24,369
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

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

    (f) SHARE CAPITAL AND RESERVES

    For details refer to note 16 to the consolidated Balance Sheet and Income Statement

    (g) GUARANTEES

    ABN AMRO Holding N.V. guarantees all liabilities of ABN AMRO Bank N.V.

45  MAJOR SUBSIDIARIES AND PARTICIPATING INTERESTS

    (unless otherwise stated, ABN AMRO interest is 100% or almost 100%)

ABN AMRO BANK N.V., AMSTERDAM

THE NETHERLANDS

ABN AMRO Lease Holding N.V., Almere
ABN AMRO Levensverzekeringen N.V., Zwolle
ABN AMRO Onroerend Goed Holding B.V., Amsterdam
ABN AMRO Participaties Holding B.V., Amsterdam
ABN AMRO Projectontwikkeling B.V., Amsterdam
ABN AMRO Schadeverzekeringen N.V., Zwolle
ABN AMRO Trustcompany (Nederland) B.V., Amsterdam
ABN AMRO Verzekeringen B.V., Zwolle
AA Interfinance B.V., Amsterdam
AAGUS Financial Services Group N.V., Amersfoort (67%)
Consultas N.V., Zwolle
Hollandsche Bank-Unie N.V., Rotterdam
IFN Group B.V., Rotterdam
Nachenius, Tjeenk & Co. N.V., Amsterdam
Rijnlandse Disconto Bank C.V., Utrecht

ABROAD

EUROPE

ABN AMRO Asset Management Ltd., London
ABN AMRO Bank A.O., Moscow
ABN AMRO Bank (Deutschland) A.G., Frankfurt
ABN AMRO Bank (Luxembourg) S.A., Luxembourg
ABN AMRO Bank (Polska) S.A., Warsaw
ABN AMRO Bank (Romania) S.A., Bukarest
ABN AMRO Bank (Schweiz) A.G., Zurich
ABN AMRO Corporate Finance Ltd., London
ABN AMRO Corporate Finance (CEE) Ltd., Budapest
ABN AMRO Development Capital (UK) Ltd., London
ABN AMRO Equities (Hungary) Rt. Budapest
ABN AMRO Equities (Spain) S.A. Sociedad de Valores y Bolsa, Madrid ABN AMRO Equities (UK), London
ABN AMRO France S.A., Paris (88%)
  ABN AMRO Fixed Income (France) S.A., Paris
  ABN AMRO Securities (France) S.A., Paris
  Banque Demachy, Paris
  Banque de Neuflize, Schlumberger, Mallet S.A., Paris
  Banque Odier Bungener Courvoisier, Paris
  Banque du Phenix, Paris
ABN AMRO International Financial Services Company, Dublin
ABN AMRO Investment Management S.A., Luxembourg
ABN AMRO Leasing (Hellas) S.A., Athens
ABN AMRO (Magyar) Bank Rt., Budapest (95%)
ABN AMRO Securities (Greece) Ltd., Athens

ABN AMRO Securities (Polska) S.A., Warsaw
ABN AMRO Securities (Romania) S.A., Bukarest
ABN AMRO Stockbrokers (Ireland) Ltd., Dublin
ABN AMRO Trust Company (Jersey) Ltd., St. Helier
ABN AMRO Trust Company (Luxembourg) S.A., Luxembourg
ABN AMRO Trust Company (Suisse) S.A., Geneva
ABN AMRO Yatyrym Menkul Degerter A.S., Istanbul
Alfred Berg Holding A/B, Stockholm
Antonveneta ABN AMRO Bank SpA, Milan (50%)
CM Capital Markets Brokerage S.A., Madrid (45%)

AFRICA

ABN AMRO Bank (Maroc) S.A., Casablanca (99%)
ABN AMRO Securities (Morocco) S.A., Casablanca
ABN AMRO Securities (South Africa) (Pty) Ltd., Johannesburg (76%)

MIDDLE EAST

Saudi Hollandi Bank, Riyadh (40%)

REST OF ASIA

ABN AMRO Asia Ltd., Hong Kong
ABN AMRO Asia Merchant Bank (Singapore) Ltd., Singapore
ABN AMRO Asia Securities Plc., Bangkok (35%)
ABN AMRO Asset Management (Asia) Ltd., Hong Kong
ABN AMRO Bank Berhad, Kuala Lumpur
ABN AMRO Bank (Kazakstan) Ltd., Almaty (51%)
ABN AMRO Bank N.B., Uzbekistan A.O., Tashkent (50%)
ABN AMRO Securities (India) Private Ltd., Bombay (75%)
ABN AMRO Securities (Far East) Ltd., Hong Kong
ABN AMRO Securities (Japan) Ltd., Tokyo
Bank of Asia, Bangkok (77%)
PT ABN AMRO Finance Indonesia, Jakarta (85%)

AUSTRALIA

ABN AMRO Australia Ltd., Sydney
ABN AMRO Capital Markets (Australia) Ltd., Sydney
ABN AMRO Equities Australia Ltd., Sydney

    NEW ZEALAND

ABN AMRO Equities NZ Ltd., Auckland

NORTH AMERICA

ABN AMRO Bank Canada, Toronto
ABN AMRO North America Inc., Chicago (holding company, voting right 100%, equity participation 55%)
  LaSalle Bank FSB, Chicago
  LaSalle Bank NI, Chicago
  LaSalle National Bank, Chicago
  LaSalle National Corporation, Chicago

  Standard Federal Bancorporation, Troy
  ABN AMRO Inc., Chicago
  European American Bank Inc., New York (voting right 100%, equity participation 66%)

SOUTH AND CENTRAL AMERICA

ABN AMRO Bank Asset Management (Curacao) N.V., Willemstad
ABN AMRO Bank (Chile) S.A., Santiago de Chile
ABN AMRO Bank (Mexico) S.A., Mexico City
ABN AMRO Securities (Argentina) Sociedad de Bolsa S.A., Buenos Aires ABN AMRO Trustcompany (Curacao) N.V., Willemstad
Banco ABN AMRO S.A., Sao Paulo
Banco do Estado de Pernambuco S.A., Recife
Banco Real S.A., Sao Paulo (voting right 62%, equity participation 38%) De Surinaamsche Bank N.V., Paramaribo (49%)

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

BRANCHES OF ABN AMRO BANK N.V.

    ABN AMRO Bank N.V. operates Branches in The Netherlands and the following countries:

EUROPE

    Austria, Belgium, the Channel Islands, the Czech Republic, Denmark, Finland, France, Germany, Gibraltar, Greece, Hungary, Ireland, Italy, Monaco, Poland, Portugal, Spain, Sweden, Switzerland, Turkey, the United Kingdom

NORTH AMERICA

    United States of America

MIDDLE EAST, FAR EAST, AFRICA AND AUSTRALIA

    Australia, Bahrain, Hong Kong, India, Indonesia, Japan, Kenya, Korea, Lebanon, Myanmar, New Zealand, Pakistan, People's Republic of China, Philippines, Singapore, South Africa, Sri Lanka, Taiwan, Thailand, United Arab Emirates, Vietnam

SOUTH AND CENTRAL AMERICA

    Argentina, Aruba, Bolivia, Chile, Ecuador, Netherlands Antilles, Panama, Paraguay, Surinam, Uruguay, Venezuela

46  POST-BALANCE SHEET EVENTS

    Following the resolution of the Brazilian authorities in January 1999 to abandon the linkage of the Brazilian real to the U.S. dollar, the real dropped approximately 30% in value. It is impossible at this time to estimate the impact on the Brazilian and other economies and on the position of ABN AMRO. The capital invested by ABN AMRO in Brazil had fallen by approximately NLG 700 million in value by mid-March 1999. In line with ABN AMRO's accounting policies for currency translation, this amount will be charged to shareholders' equity.

47  STIPULATIONS OF THE ARTICLES OF ASSOCIATION WITH RESPECT TO PROFIT
  APPROPRIATION

    Profit is appropriated in accordance with article 38 of the Article of Association. The main stipulations with respect to classes and series of shares currently in issue are as follows:

    1. The holder of the Priority Share will be paid a dividend of NLG 0.30, representing 6% of the face value (article 38.2.a.).

    2. The holders of Preference Shares will receive a dividend of NLG 0.475 per share, representing 9.5% of the face value. As of January 1, 2001, and every ten years thereafter, the dividend will be adjusted in line with the average redemption yield on the five longest-dated government loans, plus an increment of not less than 0.25 percentage point and no more than one percentage point (article 38.2.b.2.).

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

                         PROPOSED PROFIT APPROPRIATION

                                                                         1998       1997       1996
                                                                       ---------  ---------  ---------
                                                                            (IN MILLIONS OF NLG)
Appropriation of net profit pursuant to article 38.2 and 38.3 of the articles of association
Dividends on preference shares.......................................        172        172        172
Dividends on convertible preference shares...........................          6          8         15
Addition to reserves.................................................      2,031      1,993      1,687
Dividends on ordinary shares.........................................      1,819      1,680      1,429
                                                                       ---------  ---------  ---------
                                                                           4,028      3,853      3,303
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

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