Form 20-F
period 1999-12-31
ABN AMRO HOLDING N V; ABN AMRO BANK NV
filed 2000-04-20
CIK 1038727, 897878

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                                ----------------

                                   FORM 20-F

(MARK ONE)

/ /          REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G)
                      OF THE SECURITIES EXCHANGE ACT OF 1934
                                        OR
/X/            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999
                                        OR
/ /          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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

                    GUSTAV MAHLERLAAN 10, 1082 PP AMSTERDAM
                                THE NETHERLANDS
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

    Securities registered pursuant to Section 12(b) of the Act.

TITLE OF EACH CLASS                            NAME OF EACH EXCHANGE ON WHICH REGISTERED
-------------------                            -----------------------------------------
Ordinary Shares(1)...........................  New York Stock Exchange(1)
American Depositary Shares, each representing
  one Ordinary Share.........................  New York Stock Exchange

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

Ordinary Shares (NLG 1.25)..................................  1,468,159,769
Non-cumulative Preference Shares (NLG 5.00).................    362,503,010
Convertible Preference Shares (NLG 5.00)....................      1,420,089
Priority Share (NLG 5.00)...................................              1

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

    Item 17 / /       Item 18 /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Certain Definitions.........................................     ii
Enforcement of Civil Liabilities............................     ii
Presentation of Information.................................     ii
Cautionary Statement on Forward-Looking Statements..........    iii
Exchange Rates..............................................    iii

ITEM CAPTION

                                PART I
1. Description of Business..................................      1
2. Description of Property..................................     50
3. Legal Proceedings........................................     51
4. Control of Registrant....................................     51
5. Nature of Trading Market.................................     53
6. Exchange Controls and Other Limitations Affecting
  Security Holders..........................................     54
7. Taxation.................................................     55
8. Selected Financial Data..................................     58
9. Management's Discussion and Analysis of Financial
  Condition and Results of Operations.......................     63
9A. Quantitative and Qualitative Disclosures About Market
  Risk......................................................     90
10. Directors and Officers of Registrant....................     90
11. Compensation of Directors and Officers..................     92
12. Options to Purchase Securities from Registrant or
  Subsidiaries..............................................     93
13. Interest of Management in Certain Transactions..........     94

                               PART II

14. Description of Securities to Be Registered..............     95

                               PART III
15. Defaults upon Senior Securities.........................     95
16. Changes in Securities and Changes in Security for
  Registered Securities and Use of Proceeds.................     95

                               PART IV

17. Financial Statements....................................     95
18. Financial Statements....................................     95
19. Financial Statements and Exhibits.......................     95

                              CERTAIN DEFINITIONS

    As used herein, "Holding" means ABN AMRO Holding N.V. The terms "ABN AMRO," "us," "we" and "our company" refer to Holding and its subsidiaries. The "Bank" means ABN AMRO Bank N.V. and its subsidiaries.

    As used herein, "EUR" refers to euros, "NLG" refers to Dutch guilders and "USD" or "$" refers to U.S. dollars.

                        ENFORCEMENT OF CIVIL LIABILITIES

    Holding is organized under the laws of The Netherlands and the members of its Supervisory Board, with one exception, and its Managing Board are residents of The Netherlands or other countries outside the United States. Although certain of our affiliates have substantial assets in the United States, substantially all of Holding's assets and the assets of the members of the Supervisory Board and the Managing Board are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon Holding or such persons or to enforce against Holding or such persons in United States courts judgments of such courts predicated upon the civil liability provisions of United States securities laws. Holding has been advised by legal counsel in The Netherlands that the United States and The Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon United States federal securities laws, would not be enforceable in The Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in The Netherlands, such party may submit to a Dutch court the final judgment which has been rendered in the United States. If the Dutch court finds that the jurisdiction of the federal or state court in the United States has been based on grounds that are internationally acceptable and that the final judgment concerned results from proceedings compatible with Dutch concepts of due process, to the extent that the Dutch court is of the opinion that reasonableness and fairness so require, the Dutch court would, in principle, under current practice, recognize the final judgment that has been rendered in the United States and generally grant the same claim without relitigation on the merits, unless the consequences of the recognition of such judgment contravene public policy in The Netherlands.

                          PRESENTATION OF INFORMATION

    Holding was incorporated under Dutch law on May 30, 1990. Holding owns all of the shares of the Bank, and itself has no material operations.

    The consolidated financial statements of ABN AMRO include the consolidated financial statements of the Bank, which itself had total assets of EUR
457,966 million as of December 31, 1999. As of such date and for the year then ended, the Bank accounted for approximately 100% of ABN AMRO's consolidated assets, consolidated total revenue and consolidated net profit.

    Unless otherwise indicated, the financial information contained in this Annual Report on Form 20-F has been prepared in accordance with Dutch generally accepted accounting principles, or Dutch GAAP, which, as disclosed in note 43 to the Consolidated Financial Statements, vary in certain significant respects from accounting principles generally accepted in the United States, or U.S. GAAP.

    Unless otherwise indicated, references to loans include advances, finance leases and operating leases, and market share statistics for the Netherlands Division are based on monthly compilations of statistics by De Nederlandsche Bank N.V., the Dutch Central Bank. Additionally, geographic analyses of loans are, unless otherwise specifically indicated, based on the location of the branch or office from which the loan is made.

    All annual averages in this Report are based on month-end figures. Management does not believe that such month-end averages present trends materially different than those that would be presented by daily averages.

    All Ordinary Share and per share data have been retroactively adjusted for a four-for-one stock split of the Ordinary Shares effected on May 12, 1997. Unless otherwise indicated, all amounts from prior years shown herein have been restated in euros.

    The financial information for periods prior to January 1, 1999 has been converted from Dutch guilders to euros using the Dutch guilder to euro fixed conversion rate determined as of December 31, 1998 by the participating countries of the European Monetary Union of 1 EUR=2.20371 NLG.

               CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

    Certain of the statements contained in this Report that are not historical facts, including, without limitation, certain statements made in the sections hereof entitled Item 1--"Description of Business," Item 5--"Nature of Trading Market," Item 8--"Selected Financial Data," and Item 9--"Management's Discussion and Analysis of Financial Condition and Results of Operations," are statements of future expectations and other forward-looking statements under Section 21E under the Securities Exchange Act of 1934, as amended, that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions,
(ii) performance of financial markets, (iii) interest rate levels,
(iv) currency exchange rates, including the euro-- or Dutch guilder--U.S. dollar exchange rate, (v) changes in laws and regulations, including monetary convergence and the European Monetary Union, (vi) changes in the policies of central banks and/or foreign governments, and (vii) competitive factors, in each case on a global, regional and/or national basis. See Item 9--"Management's Discussion and Analysis of Financial Condition and Results of Operations--Introduction."

                                 EXCHANGE RATES

    The following table shows, for the years indicated, certain information regarding the Noon Buying Rate in the City of New York for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York expressed in euros per U.S. dollar. For the years 1995 through 1998, the USD/EUR rate was derived by dividing the USD/NLG rate in those years by the Dutch guilder to euro fixed conversion rate of 2.20371.

                         PERIOD     AVERAGE
YEAR                     END(1)    RATE(1)(2)     HIGH       LOW
----                    --------   ----------   --------   --------
1995                      0.73        0.73        0.79       0.69
1996                      0.79        0.77        0.80       0.73
1997                      0.92        0.89        0.96       0.79
1998                      0.85        0.90        0.95       0.82
1999                      0.99        0.93        0.99       0.86

------------------------

(1) In certain cases, the Noon Buying Rate at such dates differed from the rates used in preparation of the Consolidated Financial Statements. See "Currency Translation" under "Accounting Policies" in the Consolidated Financial Statements.

(2) The average rate for each period is the average of the Noon Buying Rates on the last day of each month during the period.

    A significant portion of our assets and liabilities are denominated in currencies other than the euro. Accordingly, fluctuations in the value of the euro relative to other currencies can have an effect on our financial performance. See Item 9--"Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, changes in the exchange rate between the euro and the U.S. dollar are reflected in the U.S. dollar equivalent to the price of the Ordinary Shares on the AEX Stock Exchange and, as a result, affect the market price of Holding's American Depositary Shares, or ADSs, in the United States. Cash dividends are paid by Holding in respect of the Ordinary Shares in euros, and exchange rate fluctuations will affect the U.S. dollar amounts of the cash dividends received by holders of ADSs on conversion by Morgan Guaranty Trust Company of New York, the Depositary for the ADSs.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

    We are a "universal banking" group offering a wide range of commercial and investment banking products and services on a global basis through our network of approximately 3,600 offices and branches in 76 countries. Our company is one of the largest banking groups in the world, with total consolidated assets of EUR 457.9 billion at December 31, 1999. In addition to being the largest banking group based in The Netherlands, we also have a substantial presence in the United States, as one of the largest foreign banking groups based on total assets held in the country. We also have a significant presence in Brazil, which together with The Netherlands and the Midwestern United States, is one of the Bank's three "home" markets.

    Our strategy is to use our strong capital base to pursue both organic growth and expansion through acquisitions with the goal of enhancing our position in key regions, broadening the range of products and services we offer and entering new markets that we believe have significant long-term growth and profitability potential without compromising our ability to achieve our targets for financial performance. Our expansion strategy targets relatively homogeneous market areas which offer an attractive long-term macro-economic environment and adequate critical mass for commercial and investment banking services, with a focus on Europe and the United States.

    In 1999, we acquired interests in each of Banca di Roma, Banca Nazionale dell'Argricoltura and Interbanca SpA. Additionally, we acquired a controlling interest in Great Pacific Savings Bank and increased our controlling interest in Banco Real. In addition, we made an offer to purchase all of the outstanding shares of Bouwfonds, a Dutch mortgage and real estate institution. The offer was declared unconditional in January 2000 and has been accepted by all of the shareholders and is worth approximately EUR 1.2 billion. The acquisition is designed to form a strategic alliance between us and Bouwfonds for the development, financing and management of real estate in Europe. The acquisition also considerably increases our consolidated share of the Dutch residential mortgage market.

    As part of our strategy, we also have made a substantial investment in e-commerce, to, among other things, facilitate e-commerce initiatives, stimulate initiatives in new markets and increase our effectiveness by leveraging e-commerce resources worldwide. For example, during 1999, we launched an Internet e-broker service as part of the positioning of e-banking in its focus areas of Europe, the U.S. Midwest and Brazil. Additionally, in the business-to-business segment, during 1999, we launched a service targeted at small- and medium-sized enterprises internationally, which is intended to lower trade barriers to these companies by opening up global supplier and buyer information. We also are participating in Identrus, a global certificate authority. In an effort to coordinate our use of e-commerce, in June 1999, we created a new Directorate General for e-commerce.

    The Bank is the result of a merger, effective September 22, 1991, between Algemene Bank Nederland N.V. and Amsterdam-Rotterdam Bank N.V. Prior to the merger, these banks were, respectively, the largest and second-largest banks in The Netherlands. The Bank traces its origin to the formation of the "Nederlandsche Handel--Maatschappij, N.V." in 1825 pursuant to a Dutch Royal Decree of 1824.

OPERATING DIVISIONS

    The Bank and its numerous subsidiaries are organized into three operating divisions: the Netherlands Division, the International Division and the Investment Banking Division. In addition, the Bank owns ABN AMRO Lease Holding N.V., an independently managed subsidiary. The operating divisions are supported by common staff functions that include the Risk Management Division, the Resources Management Division and Policy Support. During 2000, the Netherlands Division, together with the operations from the International Division in the EU countries and Switzerland, will be incorporated into a newly established European Division.

    The following table indicates for 1999 the contribution made to total revenue, operating profit before taxes and risk-weighted total assets by each operating division and ABN AMRO Lease Holding, as well as the number of offices and branches for each division and ABN AMRO Lease Holding.

                                                                      OPERATING
                                                                       PROFIT             RISK-WEIGHTED      OFFICES AND
                                              TOTAL REVENUE         BEFORE TAXES          TOTAL ASSETS        BRANCHES
                                           -------------------   -------------------   -------------------   -----------
                                                   (IN MILLIONS OF EUR EXCEPT PERCENTAGES, OFFICES AND BRANCHES)
Netherlands Division.....................    3,989       26%      1,369        32%      74,901       31%          915
International Division...................    8,639       55%      2,206        52%     143,065       58%        2,606(1)
Investment Banking Division..............    2,347       15%        502        12%      20,473        8%           69(1)
ABN AMRO Lease Holding...................      552        4%        128         3%       7,935        3%           37
Non-allocated results....................                            25         1%
Release from Fund for general banking
  risks..................................                            20
                                            ------      ---       -----       ---      -------      ---         -----
Total....................................   15,527      100%      4,250       100%     246,374      100%        3,589
                                            ======      ===       =====       ===      =======      ===         =====

------------------------

(1) 38 offices are shared by the International and Investment Banking Divisions.

NETHERLANDS DIVISION

    Operating through the Bank's network of 915 branches and complementary distribution channels such as electronic and telephone banking, the Netherlands Division provides a wide range of retail and corporate banking products and services, including deposit accounts, commercial and personal loans, mortgage lending, consumer finance, structured finance, securities brokerage services and insurance. The Bank services the entire Dutch retail and corporate banking market, with products and services targeted to the financial needs of specific customers.

    At December 31, 1999, the Netherlands Division had total customer loans of EUR 88.6 billion and total customer deposits of EUR 91.9 billion, resulting in a 19% share of total lending and a 25% share of total client accounts, making us one of the leading financial institutions in The Netherlands. Lending activity is comprised of commercial lending to small, medium- sized and large corporations, representing 43% of total private sector loans of the Netherlands Division at December 31, 1999 and home mortgage and other retail lending, representing 57% of total private sector loans at the same date. Retail and corporate customers hold approximately 3.5 million and 0.5 million current accounts, respectively, which provide the Bank with a stable source of funding.

    We believe that a market-oriented, commercial organization centered on the customer's interests is the key to successfully responding to market developments. The responsibility for customer satisfaction, which we frequently measure, market share, profitability and the quality of local operations has over the last few years been moved to the local branches, many of which have been transformed into local businesses that operate with substantial autonomy and are capable of providing on a real-time basis products and services responsive to client needs. In order to further enhance the quality of our customer service, we also have in place uniform guidelines for all staff in the Netherlands Division that work directly with customers.

    Our company also has introduced new distribution channels to meet the needs of its customers, particularly younger customers. For example, we have broadened our distribution channels through electronic and Internet banking, cash dispensers, direct mail and "ABN AMRO 24 X 7," an around-the-clock telephone banking and securities trading service.

    Part of our growth strategy in The Netherlands also is to position the Bank as a provider of integrated banking and insurance products. The Bank currently acts as an insurer and authorized underwriting agent directly or through subsidiaries and also provides insurance brokerage activities.

    The Netherlands Division is being incorporated into a new European Division, effective in the course of 2000. The resulting broader market base will support more substantial investment in meeting clients' requirements. The organizational structure in the Netherlands will be adapted to that of the future European Division by dividing the three main functions of the bank into identifiable streams--client management or sales, business development and operations. The aim is to further deepen our client contacts and improve our time-to-market while also enhancing our internal efficiency.

INTERNATIONAL DIVISION

    The International Division provides banking and other financial services, including complex financial products, to our multinational corporate client base through our network of 2,606 offices and branches in 68 countries and territories worldwide. Through acquisitions of local financial services businesses and organic growth, we also have established in selected countries a significant local business franchise that provides banking and other financial products and services to larger local business clients with a regional or multinational orientation, in addition to servicing private banking and consumer banking clients.

    At year-end 1999, the Bank had consumer banking operations in 23 countries. We intend to pursue consumer banking on a selective basis through potential acquisitions of strong local banks in major economies or emerging markets and the integrated delivery of customized financial products and services supported by a standard information technology platform, uniform marketing, multichannel distribution and data base mining. In considering expansion into a particular geographic region, our evaluation includes not only the local opportunity but also the potential for contribution to the rest of our global network.

    The following table indicates the contribution for 1999 made to total revenue, operating profit before taxes and total risk-weighted assets by each region in the International Division, as well as the number of offices and branches of the International Division at December 31, 1999 by region.

                                                  OPERATING PROFIT           RISK-WEIGHTED      OFFICES AND
                          TOTAL REVENUE             BEFORE TAXES             TOTAL ASSETS        BRANCHES
                       --------------------   -------------------------   -------------------   -----------
                                  (IN MILLIONS OF EUR EXCEPT PERCENTAGES, OFFICES AND BRANCHES)
Europe (excluding The
  Netherlands).......   1,590         18%          353            16%      30,478       21%          175
North America........   3,706         43%        1,129            51%      74,722       52%          445
Latin America and the
  Caribbean..........   2,289         26%          576            26%      12,504        9%        1,716
Middle East and
  Africa.............     139          2%          (52)           (2)%      2,165        2%           70
Asia/Pacific.........     915         11%          200             9%      23,196       16%          200
                        -----        ---         -----          ----      -------      ---         -----
Total International
  Division...........   8,639        100%        2,206           100%     143,065      100%        2,606
                        =====        ===         =====          ====      =======      ===         =====

EUROPE (EXCLUDING THE NETHERLANDS)

    We use our network of 175 offices and branches in 27 European countries and territories outside The Netherlands, including all of the member states of the European Union, to deliver sophisticated corporate banking and other financial services to multinational and large local corporations. Products include trade finance, structured and project finance, electronic banking services, cash management and netting of international payments. We also provide private banking services to clients in, among other, the following countries: France; Germany; Jersey; Luxembourg; Monaco; and Switzerland.

    Throughout 2000, offices and branches in EU-countries and Switzerland will be structured to a newly established European Division. Operations in Central and Eastern Europe will be combined with those in the Middle East & Africa into a new region.

    We intend to continue to expand our Western European business through both internal growth and acquisitions. In 1999, we acquired an 9.65% interest in Banca di Roma, a major Italian banking group, for EUR 0.7 billion. We also intend to increase our ownership interest in Banca Antoniana Populare Veneta, a rapidly growing bank operating in Northern Italy. We also acquired an ownership interest in Interbanca, a merchant bank majority controlled by Banca Antoniana Populare Veneta. We believe that the trend towards consolidation in the European financial sector will continue.

    In Central and Eastern Europe, we have established significant consumer banking operations in Hungary and Poland through the acquisition of local banks, and currently have offices in the Czech Republic, Kazakstan, Romania, Russia and Uzbekistan. We believe that this region continues to provide attractive growth opportunities. As a result, our strategy in this region is to continue to grow internally and to pursue selective acquisitions that satisfy our acquisition criteria, including expanding our network in Central Europe by opening in 2000 a branch in Baku, Azerbeijan to offer our clients in the oil and gas industry a better service.

NORTH AMERICA

    We are one of the largest foreign banking groups in the United States, based on total assets held in the United States of EUR 133.9 billion, or $134.3 billion, at December 31, 1999. We have 439 offices and branches and 18,755 full-time equivalent employees in the United States. We also have 6 offices and branches in Canada and Mexico.

    Our principal U.S. banking operations are in the Midwestern United States, where we have had a substantial presence since 1979. The banks and savings institutions which form the LaSalle Group comprise one of the largest banking groups in the Chicago metropolitan area and provide retail, private banking and home mortgage banking services in the Chicago metropolitan area and small and middle market business loans in the Midwest and other regions. Our Midwestern operations also include Standard Federal and our Bell Federal Bank division in Chicago, which were acquired during 1997. The mortgage origination and servicing entities of the LaSalle Group and Standard Federal have been integrated and are the eighth largest mortgage originators in the United States.

    In the metropolitan New York City area, we own European American Bank, which provides retail banking, private banking and small and middle market business loans. European American Bank also has recently entered the equipment leasing business. In addition, in early 2000, it purchased Olympian Bank, a small privately held commercial bank in Brooklyn, New York.

    In 1999, we acquired Atlantic Mortgage & Investment Corporation, a Florida based mortgage servicing provider, establishing a presence in the south-eastern United States. As the consolidation of the U.S. banking and financial services industries continues, we will continue to consider additional acquisition opportunities.

    One of our capital markets subsidiaries, ABN AMRO Securities (USA) underwrites and trades corporate debt and equity securities, subject to certain limitations. ABN AMRO Incorporated, which was The Chicago Corporation, a Chicago-based investment bank, before it was acquired in 1997, provides us with futures, securities and options clearing and trading capability, in addition to providing investment banking services to middle market corporate customers, particularly in the Midwestern United States. We also own Sage Clearing Limited Partnership, a leading market maker clearing firm, which we acquired in 1998.

    In addition, our company operates eleven branches or agencies in major cities throughout the United States. These branches and agencies are dedicated primarily to servicing major local corporations and large multinational corporations in their U.S. activities.

LATIN AMERICA AND THE CARIBBEAN

    At December 31, 1999, we had 1,716 offices and branches in 14 Latin American and Caribbean countries. The acquisitions of Banco Real and Bandepe in 1998 reflect our strategy of becoming a leading regional network bank in Latin America and the Caribbean, and we are now the fourth-largest privately held bank in Brazil and the leading local provider of consumer finance. The Bank also has a strong market position in Columbia, Paraguay and Uruguay. In connection with our acquisition of a controlling interest in Banco Real, we also acquired a number of related businesses, including a residential mortgage finance company, an asset management company and insurance companies with activities in Brazil and five other Latin American and Caribbean countries.

    Our regional network in Latin America facilitates the delivery of trade finance and other banking services to multinational corporations and other businesses, as well as structured finance and capital markets services, particularly in Argentina, Brazil and Chile. In addition, we have implemented uniform information technology standards in most countries in the region and has a regional processing center in Miami in order to increase operating efficiencies. Additionally, in April 2000, Banco Real and Banco ABN AMRO were integrated into Banco ABN AMRO Real. This new combination has 1,581 branches and 19,936 employees. This will allow us to better realize certain cost synergies.

MIDDLE EAST AND AFRICA

    In the Middle East, we have offices in Bahrain, Lebanon, Saudi Arabia, through our 40% interest in Saudi Hollandi Bank, and the United Arab Emirates. In Africa, the Bank's operations are located in Kenya, Morocco and South Africa. Our network in this region consists of 70 offices.

ASIA/PACIFIC

    Our network of 200 offices and branches in this region is extensive, with locations in Australia, China, Hong Kong, India, Indonesia, Japan, Malaysia, Pakistan, the Philippines, Singapore, South Korea, Sri Lanka, Taiwan, Thailand and Vietnam. Management and product specialists for the region are centralized in Singapore. Our corporate banking activities in the Asia/Pacific region have emphasized project finance, reflecting the financing requirements of the region for major infrastructure improvements, energy facilities and telecommunications.

    Despite the recent crisis in the Asian financial markets, we are committed to the goal of substantially increasing the contribution of Asian operations. In 1998, the Bank purchased 77% of the equity of Bank of Asia, a Thai bank focusing principally on middle market corporate and retail customers. In 1999, we purchased from Bank of America the consumer banking business in Taiwan, Singapore and India and the credit card issuance and acquiring businesses in Taiwan. Total expansion of staff was about 760. In Taiwan, the acquisition is expected to provide critical mass to the Taiwan card business and costs synergies by merging the two card operations. Furthermore, we acquired a controlling stake in the Great Pacific Savings Bank, headquartered in Manila, the Philippines. We intend to further expand our consumer banking activities in the Asia/Pacific Region. In addition, the Bank is seeking to increase the delivery of non-lending corporate products, such as treasury, cash management and trade finance in the region.

INVESTMENT BANKING DIVISION

    The Investment Banking Division provides integrated investment banking services, primarily under the "ABN AMRO" name, to large corporations, governments, institutional investors and private investors in 48 countries. We are one of the largest European securities firms in terms of geographic spread, new issues activities, trading and placement volume and research.

    In recent years, we have acquired a number of major investment banking businesses in various markets around the world. These include Hoare Govett in the United Kingdom, CIMO in Italy, Alfred Berg in Scandinavia, Chicago Corporation in the United States, HG Asia in the Far East and a stake in Huysamer Stals in South Africa. In addition, we have established or acquired securities subsidiaries in various markets in Central and Eastern Europe and Latin America. In June 1999, we acquired a 59% interest in Delta Egypt, a stockbroker located in Egypt, in order to expand our network and develop our pan-European trading strategy.

    In addition, the Bank has established a joint venture with Mellon Bank for custody services. The joint venture, which operates under the name ABN AMRO Mellon Global Securities Services, is engaged in the joint marketing and sale of global custody services in most countries outside of the United States.

    The delivery of products and services by the Investment Banking Division is organized through global lines of business. The principal products and services are capital markets and treasury activities, financial advisory and merger and acquisition services, asset management, trust services and capital investment and structured project finance. The Investment Banking Division is also responsible for trading activities on behalf of clients and for our own account.

    Capital markets and treasury trading activities are conducted principally from Amsterdam, London, Chicago, New York, Hong Kong and Singapore offices. We actively trade government and corporate debt instruments, equity securities and currencies. In 1999, two new dealing rooms were opened in Amsterdam and London.

    The Bank's international equity origination business is conducted through the ABN AMRO Rothschild joint venture. We believe that the relationships and distribution capacity of our integrated investment banking business and its high quality research capabilities, combined with ABN AMRO Rothschild's ability to draw upon capital markets and financial advisory and merger and acquisition expertise centralized in London and Amsterdam, are attractive to issuers and have resulted in ABN AMRO Rothschild being selected as lead manager for an increasing number of equity capital market transactions.

    Financial advisory and mergers and acquisitions activities focus principally on cross border transactions in Europe and Asia and in specific industry sectors in North and South America. These activities are supported by sector specialists in Amsterdam and London.

    The Investment Banking Division provides asset management services for institutional and individual clients, as well as trust and custody services. At December 31, 1999, we had EUR 112.9 billion of assets under management. Asset management activities primarily are conducted from three regional centers in Amsterdam/London, Chicago and Hong Kong, which perform not only portfolio management, both through investment funds and discretionary management, but also account management, marketing, institutional sales, product development and research. We believe that the European market offers particularly attractive opportunities to increase assets under management as a consequence of the ongoing privatization of social security and pension funds.

    We also develop and market complex financing structures for a large variety of industries, including arranging for the financing of capital goods exports and large-scale project finance. An investment capital group provides capital to both newer enterprises as well as to management and leveraged buyouts in The Netherlands and, increasingly, elsewhere in Europe. In addition, we provide global clearing services for futures, options and equities, both to institutional investors and private banking clients.

ABN AMRO LEASE HOLDING

    ABN AMRO Lease Holding is a fleet and equipment leasing holding company operating through numerous subsidiaries in 25 countries in Europe, North and South America and Asia, as well as in Australia, New Zealand and South Africa. ABN AMRO Lease Holding offers a wide variety of leasing services, such as fleet management, equipment leases and other services such as fuel cost management. In fleet leasing, ABN AMRO Lease Holding provides a comprehensive range of services for corporate users of vehicles, including financing, purchasing, maintenance, repairs, insurance and insurance claim processing. ABN AMRO Lease Holding currently has approximately 610,000 cars under management, and is the largest car leasing operation in Europe not affiliated with a major automobile manufacturer. Lease Plan, an ABN AMRO Lease Holding subsidiary, specializes in offering open calculation contracts which afford large corporate customers the opportunity to share in the residual value of leased vehicles.

GENERAL

COMPETITION

    We operate in a highly competitive environment in all of our markets. Many large financial services groups compete in the provision of sophisticated banking and/or investment banking services to corporate and institutional customers on a global basis, while local banks and other financial services companies, which may be of substantial size, often provide significant competition within national markets. We also compete with other banks, money market funds and mutual funds for deposits and other sources of funds. In certain jurisdictions, many of our competitors are not subject to the same regulatory restrictions that we are subject to.

EMPLOYEES

    At December 31, 1999, we had 105,855 full-time employees, an increase of 29 over 1998. Approximately 10,000 of these employees hold managerial and executive positions. A breakdown of employees by division and for ABN AMRO Lease Holding at December 31, 1999 is set forth in Item 9--"Management's Discussion and Analysis of Financial Condition and Results of Operations."

    All of our employees in The Netherlands, other than senior management, are covered by collective labor agreements which are periodically renegotiated on an industry-wide basis. The Bank participated in collective negotiations in the banking industry and has based its employment agreement with its employees on the relevant collective agreement. The current collective agreement expires on June 1, 2000 and the Bank is currently negotiating its own collective labor agreement and does not intend to participate any further in the industry wide labor agreement. The Bank intends to place a stronger emphasis on variable and performance related rewards and wider individual choices for several kinds of benefits for employees. Additionally, beginning in January 2000, we changed our pension plan from a final pay system to a system based on average salaries. Furthermore, our standard retirement age was decreased from 65 to 62.

    Under Dutch law, the Central Works Council of our company in The Netherlands, whose members are elected by the employees, has certain defined powers, including the right to make non-binding recommendations for appointments to Holding's Supervisory Board and the right to enter objections against proposals for appointments to the Supervisory Board.

    We have not experienced any significant strike, work stoppage or labor dispute in recent years. Our management considers its relations with its employees to be good.

                                RISK MANAGEMENT

    Virtually all of our activities contain elements of risk. The most important types of risk are credit risk, cross-border risk, market risk, liquidity risk, operational risk and legal risk. Market risk has several components, including interest rate, currency and equity price risks.

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

    Our risk management policy is designed to identify and analyze credit risk, market risk and other risks at an early stage, to set appropriate limits, and to continually monitor these risks and limits by means of reliable information systems. Risk management policies and systems require continuous modification and enhancement to reflect dynamic changes in markets and products and are periodically revised. Some of the key characteristics of our risk management processes are:

    - Commercial lines of business are fully responsible for the risks they incur, with an independent risk function--Risk Management Division, or RMD, --developing policies for, and approving and controlling, such risks.

    - The extent of a delegated authority to approve risks depends on a combination of volume (Global One Obligor Exposure, including all forms of individual counterparty exposure) and internal risk rating (calibrated against public ratings). Typically, committees approve risk positions unanimously, basing their decisions on proposals from the business concerned and independent advice.

    The independent Risk Management Division covers credit risk, country risk and market risk, and designs policies for operational risk. The Division reports directly to the Managing Board and is led by three Senior Executive Vice Presidents (two for corporate credit risks, one for financial institutions and market risks). Regional risk managers in Europe, North America, Asia and Latin America have similar responsibilities in the regions and have a functional reporting line to the Risk Management Division.

    The formulation of risk management policy and the monitoring of risks also occur at the most senior management levels of our company. The Managing Board regularly discusses risk management policies and meets to make major credit decisions at least twice a week. In addition, the Group Credit Committee and the Group Asset & Liability Committee, both established by the Managing Board and both of which include members of the Managing Board and Senior Executive Vice Presidents, are responsible for the development of effective risk management policy and controls. The Bank's guidelines stipulate that risk-sensitive decision must, in most instances, be taken by a specific committee and always by at least two officers.

    We have created regional risk management committees for The Netherlands, North America and Asia/Pacific and Latin America which have delegated authority to approve credits up to specified limits. Similarly, authority has also been delegated to individual countries and even local offices or branches. The level of authority depends on the size and sophistication of each entity and the importance of its market. Delegation of approval authority and an increase in the use of information systems means that more time can be devoted to the evaluation of substantial and complex counterparty exposures and to monitoring the risk management organization. The overall credit review framework also incorporates dedicated credit committees for capital markets products. In addition, we use uniform standard for the presentation of credit proposals and consistently work at improving the effectiveness and efficiency of the credit approval process. The Bank's credit rating model also permits the systematic evaluation of risk to bank counterparties.

CREDIT RISK

    Credit risk encompasses all forms of counterparty exposure, i.e., where counterparties may default on their obligations to us in relation to lending, trading, hedging, settlement and other financial activities. The Group Credit Committee, in its policy-making capacity, is responsible for establishing the credit policies and the mechanisms, organization and procedures required to analyze, manage and control credit risk. In its approving capacity, the Group Credit Committee authorizes counterparty exposures subject to limits set by the Managing Board. The Risk Management Division is responsible for implementing risk management policy.

    As in the three previous years, specific provisions for loan losses in 1999 were historically low in proportion to the Bank's portfolio size. This is a reflection of favorable economic conditions in The Netherlands, the United States and most other countries where we have substantial operations. The Bank remains committed to the continuation of its current credit acceptance policy, which management considers to be a prudent approach toward maintaining credit quality in less favorable economic conditions.

COUNTRY OR CROSS-BORDER RISK

    All countries are subject to country risk measurement, except EU members, Australia, Canada, Japan, New Zealand, Norway, Singapore, Switzerland, Taiwan and the United States. The Risk Management Division undertakes exposure measurement of all other countries, covering cross-border exposure, including mitigated exposure and sovereign exposure.

    Cross-border exposure management covers all on- and off-balance sheet assets that would be directly affected by transfer restrictions. We have monitored cross-border exposure closely for many years, and experience has shown that this is the type of exposure that is most affected by a country's payment crises. Like market risk, we use a value-at-risk, or VAR, model to determine the cross-border risk on the total portfolio. Limits for each country are set within the total portfolio limit. The Asian, Brazilian and Russian crises were captured by the model, which enabled us to take what we believe were prudent actions and avoid over-reacting.

    Mitigated exposure is exposure whose cross-border risk is significantly lower. Products in this category are, among others, loan underwritings, co-finance structures, trade finances and exposures covered by political risk insurance. The remaining EUR 12.7 billion exposure at the end of 1999 consisted in significant part of credits to multinationals and large corporations in the relevant countries.

    Sovereign exposure covers all on- and off-balance sheet assets that are either directly the responsibility of, or guaranteed by, the sovereign of a country. The overall exposure level takes into account the business done by all of our booking centers. A sovereign limit is determined by the sovereign warning level, which is an absolute amount based on gross domestic product, the country's sovereign indebtedness and our business objectives in the country. The crises in Russia and, more recently, in Ecuador demonstrated the value of sovereign exposure measurement. It helps us to continue to operate in a country while limiting exposure to the government.

                                                                     AT DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                   (IN BILLIONS OF EUR)
Total cross-border exposure
Latin America...............................................     5.5        5.9        5.3
Asia........................................................     7.1        7.2        9.7
Central and Eastern Europe..................................     3.3        2.2        2.7
Middle East and Africa......................................     5.0        4.2        2.4
                                                                ----       ----       ----
Total.......................................................    20.9       19.5       20.1

                                                                     AT DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                   (IN BILLIONS OF EUR)
Excluding mitigated exposure
Latin America...............................................     3.2        3.6        3.5
Asia........................................................     5.3        5.2        7.5
Central and Eastern Europe..................................     2.1        1.6        1.3
Middle East and Africa......................................     2.1        2.7        1.6
                                                                ----       ----       ----
Total.......................................................    12.7       13.1       13.9

MARKET RISK

    Market risk is the uncertainty concerning the extent to which changes in the financial markets in which we operate may affect our financial position and future earnings.

    ABN AMRO uses the VAR method as its primary mechanism for the management and day-to-day monitoring of trading-related market risks. The VAR is an estimate, with a confidence level of 99%, of the loss that could arise from adverse market movements if trading positions were held unchanged during one trading day. On the basis of historical data, the measurement is calibrated so that a loss exceeding the VAR figure might have occurred, on average, once every 100 days. The VAR limit was not exceeded during 1999. The VAR is calculated using the Historical Simulation method, which is based on four years of historical data and has the ability to accommodate all types of instruments and the specific advantage of accommodating instantaneous correlations implicitly. The positions captured by our VAR calculations include both derivative and cash positions that are reported as trading assets and liabilities. The VAR is reported by trading portfolio, by line of business and for the Bank as a whole on a daily basis and submitted to the responsible members of the Managing Board and the top management of the Investment Banking Division and the Risk Management Division.

                                                                    1999
                                                       ------------------------------   DECEMBER 31,
MARKET RISK                                            AVERAGE    MINIMUM    MAXIMUM        1999
-----------                                            --------   --------   --------   ------------
                                                            (IN MILLIONS OF EUR)
Overall portfolio....................................     32          *          *           31
Interest rate........................................     23         15         34           25
Currency.............................................      6          1         20            8
Equity...............................................      5          3         12            6

------------------------

* The minimum (maximum) for each risk category occurred on different days so it is not meaningful to the overall portfolio total. The overall portfolio is adjusted to reflect the negative correlations between certain of the components of market risk. During 1999, the minimum daily value at risk for the overall portfolio was EUR 22 million and the maximum daily value at risk was EUR 46 million.

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

INTEREST RATE RISK

    One of the objectives of asset and liability management is to manage and control the sensitivity of our net interest revenue to changes in market interest rates. The Group Asset & Liability Committee seeks to ensure that the risk of earnings being affected by adverse interest rate movements is kept within specified limits determined by the Managing Board.

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

    The sensitivity of net interest revenue to interest rate conditions has been tested assuming an immediate and lasting interest rate movement of 100 basis points. Such a sharp upward movement would depress net interest revenue by 2.9% in the first year while a downward movement would boost net interest revenue by 1.0%.

CURRENCY RISK

    We are an active participant in global foreign exchange markets. The major foreign currencies in which the Bank conducts transactions are U.S. dollars, pounds sterling, Swiss francs and Japanese yen. Of total assets and total liabilities at December 31, 1999, the equivalent of EUR 324 billion and EUR
321 billion, respectively, was denominated in currencies other than euros, corresponding to approximately 71% of total assets and 72% of total liabilities, excluding shareholders' equity.

    Exposure to exchange rate movements in trading portfolios is included in the VAR analysis as well as in other non-statistical limits. Exchange rate risks from lending activities are limited as the Bank's operating units, on an individual basis, are required to hedge the currencies in which their assets and liabilities are denominated. Any short or long positions are monitored to ensure compliance with the limits established by the Group Asset & Liability Committee. The currency positions arising out of wholesale foreign exchange dealing are also subject to limits. Capital invested in operations outside The Netherlands is largely funded in euros. Our currency risk policy is designed to protect the Bank's Tier 1 and Tier 2 capital ratios against fluctuations in the rate of the U.S. dollar. See "Supervision and Regulation."

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

LIQUIDITY RISK

    The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all of our financial commitments while capitalizing on opportunities for expansion. Liquidity management is designed to ensure that members of our group are at all times able to meet deposit withdrawals either on demand or at contractual maturity, to repay borrowings as they mature, and to fund new loans and investments as opportunities arise.

    We are active in 76 countries, whose national financial markets vary widely in terms of scope and depth. Customers, products and competitors also differ at each location. This means that liquidity management must also take local funding requirements into account. Local line management is responsible for continuously satisfying the local liquidity requirements established by the Group Asset & Liability Committee. Furthermore, contingency plans for different liquidity deterioration scenarios are required to be drawn up at the country level.

    Client accounts are the primary source of liquidity for our banking operations, together with funding in the interbank market. Our core client accounts of the bank affiliates at December 31, 1999 were EUR 200.1 billion (of which EUR 91.9 billion was in The Netherlands, EUR 46.8 billion was in the United States and EUR 4.7 billion was in Brazil), which approximated 91.4% of total loans excluding professional securities transactions at that date.

    We hold a portfolio of marketable securities--including Netherlands government bonds, U.S. Treasury and U.S. government agency paper and other O.E.C.D. government paper--and other short-term investments which can be readily converted to cash. Our bank is also an active participant in the capital markets, issuing commercial paper and medium-term notes, as well as debentures, subordinated debt and preferred stock.

    We consider funding in the interbank market to be an additional source of liquidity for our investment banking activities. Loans from banks totaled EUR
81.0 billion at December 31, 1999, as compared to loans to banks of EUR
47.2 billion. Interbank funding showed a decrease compared to 1998 from EUR 104.9 billion to EUR 81.0 billion, due to lower volumes of interbank borrowing and lending. We also hedge the interest rate risk from the use of interbank funding to purchase marketable securities by the use of derivative financial instruments to convert fixed rate payments received on the marketable securities into floating rate payments. As part of the expansion of our trading and other investment banking activities, we had used interbank funding to increase our portfolio of marketable interest-earning securities. In the event of a sharp rise in short-term interest rates, this portfolio of marketable securities could be liquidated.

OPERATIONAL RISK

    Like all large financial institutions, we are exposed to diverse types of operational risk. These include potential losses caused by a breakdown in information, communication, transaction processing and settlement systems and procedures, fraud by employees or outsiders, and unauthorized transactions by employees.

    In 1999, we created an Operational Risk Policy & Support unit within our Risk Management Division. We have commenced the introduction of operational risk management policies and developed enterprise-wide operational risk management processes. Through improved measurement systems, operational risk will be translated into an economic capital requirement. This is consistent with bringing regulatory and economic capital closer together. We have introduced a system of bottom-up risk self-assessment on the grounds that operational risk is integral to management responsibilities at all levels.

LEGAL RISK

    Legal risk arises from uncertainties about the legal enforceability of the obligations of the Bank's customers and counterparties (including with respect to derivatives), as well as the possibility that legal or regulatory changes may adversely affect the Bank's position. We seek to minimize legal risk through the use of industry standard legal agreements for financial products and through consultation with internal and external legal counsel in the countries where it conducts business.

RISK ASPECTS OF FINANCIAL DERIVATIVES

    The principal activities of traditional banking include borrowing and lending money and trading in currencies and securities. Products derived from these activities are called "derivatives" and can be subdivided, according to the nature of the underlying contracts, into interest rate contracts (interest rate swaps, interest rate options, forward rate agreements and interest rate futures), currency contracts (currency swaps, currency options and forward exchange dealings) and other contracts (options and swaps on shares, bonds, currencies and commodities). Transactions in derivatives are effected for hedging purposes and, within set limits, as part of our trading activities. Complex instruments such as leveraged derivatives are used and sold on a limited scale. The principal financial instruments we utilize to hedge exchange rate fluctuations are currency swaps, forward forex contracts, currency options and currency futures. The currencies in which a material amount of our hedging activities occur include the U.S. dollar, the euro, the Swiss franc and the Japanese yen.

    The total volume of our derivatives business, both in number of transactions and outstanding or notional amounts, and the increasing complexity of these products require an advanced administrative organization and strict internal controls as well as close monitoring of interest rate, currency and other market risks. The recommendations published by the Bank for International Settlements, or BIS, and international organizations like the Group of 30 are the guiding principles in formulating and implementing our requirements in this respect.

    Our derivatives trading takes place mainly in the global trading units in Amsterdam, London, Chicago and Singapore, subject to limits which are set by the Group Asset & Liability Committee with a view to adequate risk management. Derivatives used for trading purposes are valued daily at market prices. If market prices are not available, valuation models, which we believe are appropriate, are used to calculate the approximate market value. Movements in market value are incorporated in our financial results on a current basis. Valuation of OTC derivative financial instruments is highly complex and differences in the valuation methodology employed could affect financial results.

    Derivatives form an integral part of our bank's interest rate and currency risk management. Results of derivatives transactions entered into as part of such risk management are attributed to the same reporting period as the recognition of gains and losses on the hedged assets and liabilities.

    The notional amounts of derivatives, which totaled EUR 2,020 billion at December 31, 1999, only give an indication of the scale of our derivatives business, but not of the related credit risk. The credit risk is the loss that would arise if a counterparty were to default and we were to face a partly open position. This actual risk represents only a fraction of the notional amounts. By entering into agreements which provide under certain circumstances for the settlement on a net basis of all contracts between us and a counterparty, we attempt to minimize this credit risk. To facilitate risk monitoring and management, substantial enhancements in computer systems and software have been made as part of the continuing expansion of our derivatives business.

    To quantify the credit risk, the cost of the replacement transactions which would be necessary if a counterparty defaulted is calculated and is then increased by a percentage of the notional amounts. The applied percentage depends on the nature and remaining maturity of the contract. The credit risk equivalent for our total derivatives business was calculated at EUR
32.1 billion at December 31, 1999. When weighted for the counterparty risk (mainly banks) for capital adequacy purposes, the credit risk equivalent represents only EUR 8.8 billion or 3.6% of total risk-weighted assets at December 31, 1999.

    See note 24 to the Consolidated Financial Statements for further analysis of our derivatives activities, including an analysis at December 31, 1999 of our trading and hedging derivatives portfolios.

                        SELECTED STATISTICAL INFORMATION

AVERAGE BALANCE SHEET

    The following tables present our average balances, based on month-end averages, and interest amounts and average rates for each of the past three years.

                                            1999                             1998                             1997
                               ------------------------------   ------------------------------   ------------------------------
                                                     AVERAGE                          AVERAGE                          AVERAGE
                               AVERAGE    INTEREST     RATE     AVERAGE    INTEREST     RATE     AVERAGE    INTEREST     RATE
                               BALANCE    REVENUE      (%)      BALANCE    REVENUE      (%)      BALANCE    REVENUE      (%)
                               --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                           (IN MILLIONS OF EUR EXCEPT PERCENTAGES)
ASSETS(1)
Banks
  The Netherlands............   18,674      1,140       6.1      46,961      2,674      5.7       32,524      1,612      5.0
  North America..............    9,267        616       6.6       3,478        230      6.6        2,069        126      6.1
  Rest of the world..........   38,508      1,642       4.3      43,269      1,756      4.1       32,542      1,729      5.3
Loans(2)
Public sector(3)
  The Netherlands............    5,756        411       7.1       4,930        330      6.7        5,584        380      6.8
  North America..............      694         43       6.2         610         37      6.1          586         38      6.4
  Rest of the world..........    3,653        270       7.4       1,339         96      7.2        1,043        101      9.7
Private sector
  The Netherlands............   95,282      6,732       7.1      84,878      5,508      6.5       79,338      4,937      6.2
  North America..............   76,826      6,197       8.1      73,452      5,152      7.0       57,756      4,162      7.2
  Rest of the world..........   64,641      5,176       8.0      60,454      4,498      7.4       53,979      4,104      7.6
Interest-earning
  securities(4)
Investment portfolio
  The Netherlands............   20,675      1,356       6.6      16,750      1,069      6.4       15,703      1,020      6.5
  North America..............   23,937      1,616       6.8      18,830      1,100      5.8       12,565        869      6.9
  Rest of the world..........   11,087      1,086       9.8       9,280        848      9.1        9,724        653      6.7
Trading portfolio and other
  securities
  The Netherlands............   16,718        880       5.3       9,442        447      4.7        5,882        268      4.6
  North America..............    7,896        700       8.9       6,640        474      7.1        8,268        548      6.6
  Rest of the world..........   23,072      1,197       5.2      31,226      1,415      4.5        5,821        248      4.3
                               -------     ------      ----     -------     ------      ---      -------     ------      ---
Total interest-earning
  assets.....................  416,686     29,062       7.0     411,539     25,634      6.2      323,384     20,795      6.4
Non-interest-earning
  assets.....................   42,584                           34,284                           34,428
                               -------     ------      ----     -------     ------      ---      -------     ------      ---
Total average assets.........  459,270     29,062       6.3     445,823     25,634      5.8      357,812     20,795      5.8
                               =======     ======      ====     =======     ======      ===      =======     ======      ===

------------------------

(1) Assets temporarily sold (subject to repurchase) are included in the relevant balance sheet item.

(2) For purposes of presentation in this table, loans include professional securities transactions.

(3) Public sector represents central, regional and local governments and governmental authorities.

(4) Balance sheet item. Short-dated government paper is included in the table above, partially in investment portfolio and partially in other securities.

                                          1999                             1998                             1997
                             ------------------------------   ------------------------------   ------------------------------
                                                   AVERAGE                          AVERAGE                          AVERAGE
                             AVERAGE    INTEREST     RATE     AVERAGE    INTEREST     RATE     AVERAGE    INTEREST     RATE
                             BALANCE    EXPENSE      (%)      BALANCE    EXPENSE      (%)      BALANCE    EXPENSE      (%)
                             --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                         (IN MILLIONS OF EUR EXCEPT PERCENTAGES)
LIABILITIES AND GROUP
  EQUITY
Banks
  The Netherlands..........   26,030      1,720        6.6     60,248      3,504      5.8       34,085      1,706      5.0
  North America............   18,057      1,194        6.6     14,437        711      4.9       13,122        590      4.5
  Rest of the world........   59,428      2,650        4.5     70,458      2,994      4.2       50,902      2,350      4.6
Savings accounts
  The Netherlands..........   29,520      1,170        4.0     28,587      1,090      3.8       29,088      1,169      4.0
  North America............   25,117      1,043        4.2     22,688        991      4.4       22,264      1,037      4.7
  Rest of the world........   11,984        557        4.6      7,593        319      4.2        5,700        215      3.8
Deposits and other customer
  accounts(1)
  The Netherlands..........   62,350      3,080        4.9     47,313      1,526      3.2       47,501      1,646      3.5
  North America............   45,355      2,730        6.0     44,270      2,272      5.1       27,452      1,255      4.6
  Rest of the world........   51,041      2,329        4.6     47,422      2,015      4.2       35,301      1,553      4.4
Debt securities
  The Netherlands..........   14,480        975        6.7     10,297        663      6.4       10,078        664      6.6
  North America............   18,712      1,336        7.1     13,989        880      6.3       12,683        826      6.5
  Rest of the world........   12,511        893        7.1     11,586        826      7.1       14,256        909      6.4
Subordinated debt
  The Netherlands..........    5,926        429        7.2      5,014        391      7.8        4,572        351      7.7
  North America............    4,031        263        6.5      3,841        250      6.5        3,462        226      6.5
  Rest of the world........       81          6        7.3         64          4      6.4           56          4      6.5
                             -------     ------     ------    -------     ------      ---      -------     ------      ---
Total interest-bearing
  liabilities..............  384,623     20,375        5.3    387,807     18,436      4.8      310,522     14,501      4.7
Non-interest-bearing
  liabilities..............   59,040                           43,403                           35,795
Group equity(2)............   15,607                           14,613                           11,495
                             -------     ------     ------    -------     ------      ---      -------     ------      ---
Total average liabilities
  and Group equity.........  459,270     20,375        4.4    445,823     18,436      4.1      357,812     14,501      4.1
                             =======     ======     ======    =======     ======      ===      =======     ======      ===

------------------------

(1) For purposes of presentation in this table, deposits and other customer accounts includes professional securities transactions.

(2) Group equity includes minority interests.

CHANGES IN NET INTEREST REVENUE: VOLUME AND RATE ANALYSIS

    The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, changes in interest revenue and expense due to changes in volume and in rates for 1999 compared to 1998 and 1998 compared to 1997. Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rate have been allocated proportionally.

                                                       1999 OVER 1998                    1998 OVER 1997
                                               -------------------------------   -------------------------------
                                                              CHANGE DUE TO                     CHANGE DUE TO
                                                 TOTAL          INCREASE           TOTAL          INCREASE
                                               CHANGE IN      (DECREASE) IN      CHANGE IN      (DECREASE) IN
                                               INTEREST    -------------------   INTEREST    -------------------
                                                REVENUE     VOLUME      RATE      REVENUE     VOLUME      RATE
                                               ---------   --------   --------   ---------   --------   --------
                                                                     (IN MILLIONS OF EUR)
INTEREST REVENUE
Banks
  The Netherlands............................   (1,534)     (1,715)      181       1,062        796        266
  North America..............................      386         384         2         103         92         11
  Rest of the world..........................     (114)       (200)       86          27        491       (464)

LOANS(1)
Public Sector
  The Netherlands............................       81          59        22         (50)       (44)        (6)
  North America..............................        6           5         1          (1)         1         (2)
  Rest of the world..........................      174         171         3          (5)        25        (30)
Private sector
  The Netherlands............................    1,224         710       514         571        354        217
  North America..............................    1,045         245       800         991      1,104       (113)
  Rest of the world..........................      678         323       355         394        483        (89)

INTEREST-EARNING SECURITIES
Investment portfolio
  The Netherlands............................      287         256        31          48         67        (19)
  North America..............................      516         328       188         231        382       (151)
  Rest of the world..........................      238         174        64         195        (31)       226
Trading portfolio and other securities
  The Netherlands............................      433         378        55         179        168         11
  North America..............................      226          99       127         (74)      (114)        40
  Rest of the world..........................     (218)       (404)      186       1,167      1,151         16
                                                ------      ------     -----       -----      -----       ----
                                                 3,428         813     2,615       4,838      4,925        (87)
                                                ======      ======     =====       =====      =====       ====

------------------------

(1) For purposes of presentation in this table, loans includes professional securities transactions.

                                                       1999 OVER 1998                    1998 OVER 1997
                                               -------------------------------   -------------------------------
                                                              CHANGE DUE TO                     CHANGE DUE TO
                                                 TOTAL          INCREASE           TOTAL          INCREASE
                                               CHANGE IN      (DECREASE) IN      CHANGE IN      (DECREASE) IN
                                               INTEREST    -------------------   INTEREST    -------------------
                                                EXPENSE     VOLUME      RATE      EXPENSE     VOLUME      RATE
                                               ---------   --------   --------   ---------   --------   --------
                                                                     (IN MILLIONS OF EUR)
INTEREST EXPENSE
Banks
  The Netherlands............................   (1,784)     (2,209)      425       1,798      1,481        317
  North America..............................      483         204       279         121         62         59
  Rest of the world..........................     (344)       (486)      142         643        843       (200)
Savings accounts
  The Netherlands............................       80          36        44         (79)       (20)       (59)
  North America..............................       52         102       (50)        (46)        20        (66)
  Rest of the world..........................      238         201        37         103         77         26
Deposits and other customer accounts
  The Netherlands............................    1,554         581       973        (119)        (6)      (113)
  North America..............................      458          56       402       1,017        847        170
  Rest of the world..........................      314         160       154         462        517        (55)
Debt securities
  The Netherlands............................      312         281        31          (1)        14        (15)
  North America..............................      456         326       130          54         83        (29)
  Rest of the world..........................       67          66         1         (82)      (182)       100
Subordinated debt
  The Netherlands............................       38          67       (29)         39         35          4
  North America..............................       13          13        --          25         25         --
  Rest of the world..........................        2           1         1          --         --         --
                                                ------      ------     -----       -----      -----       ----
                                                 1,939        (601)    2,540       3,935      3,796        139
                                                ======      ======     =====       =====      =====       ====

YIELDS, SPREADS AND MARGINS

    The following table presents selected yield, spread and margin information applicable to us for each of the past three years.

                                                               1999       1998       1997
                                                             --------   --------   --------
                                                                    (IN PERCENTAGES)
GROSS YIELD(1)
  The Netherlands..........................................    6.7        6.2        5.9
  North America............................................    7.7        6.8        7.1
  Rest of the world........................................    6.6        5.9        6.6
  ABN AMRO.................................................    7.0        6.2        6.4
INTEREST RATE SPREAD(2)
  The Netherlands..........................................    1.4        1.4        1.5
  North America............................................    1.8        1.6        2.1
  Rest of the world........................................    1.9        1.4        1.9
  ABN AMRO.................................................    1.7        1.5        1.8
NET INTEREST MARGIN
  The Netherlands..........................................    2.1        1.8        1.9
  North America............................................    2.3        1.8        2.2
  Rest of the world........................................    2.1        1.7        1.7
  ABN AMRO.................................................    2.1        1.7        1.9

------------------------

(1) Gross yield represents the interest rate earned on average interest earning assets.

(2) Interest rate spread represents the difference between the interest rate earned on average interest-earning assets and the rate paid on average interest-bearing liabilities.

                                     ASSETS

SECURITIES

    The following table shows the book value of our securities portfolios at December 31, 1999, 1998 and 1997.

                                                           AT DECEMBER 31,
                                                    ------------------------------
                                                      1999       1998       1997
                                                    --------   --------   --------
                                                         (IN MILLIONS OF EUR)
Investment portfolios.............................   57,864     48,574     43,800
Trading portfolios................................   32,476     43,863     24,328
Other securities..................................   12,618     21,349     18,428
                                                    -------    -------     ------
Total interest-earning securities.................  102,958    113,786     86,556
Shares............................................   16,990     13,271      8,596
                                                    -------    -------     ------
Total securities portfolios.......................  119,948    127,057     95,152
                                                    =======    =======     ======

INVESTMENT PORTFOLIOS

    The following is an analysis of the fair market value of our investment portfolios at December 31, 1999, 1998 and 1997. In the tables below, fair market value is based on quoted prices for traded securities and estimated fair market value for non-traded securities.

                                                              PREMIUMS                  GROSS        GROSS        FAIR
                                                     BOOK        OR       AMORTIZED   UNREALIZED   UNREALIZED    MARKET
                                                    VALUE     DISCOUNTS     COST        GAINS        LOSSES      VALUE
                                                   --------   ---------   ---------   ----------   ----------   --------
                                                                           (IN MILLIONS OF EUR)
DECEMBER 31, 1999
Dutch government (1).............................    4,770       234        5,004          47          (239)      4,812
U.S. Treasury and U.S. government agencies.......    7,454      (123)       7,331          59          (253)      7,137
Other OECD governments...........................   18,112       560       18,672         175          (451)     18,396
Mortgage-backed securities.......................   17,900       (66)      17,834         145          (695)     17,284
Other interest-earning securities................    9,628        31        9,659         241           (53)      9,847
                                                    ------      ----       ------       -----        ------      ------
Total interest-earning securities................   57,864       636       58,500         667        (1,691)     57,476
Shares...........................................    4,815                                                        4,815
                                                    ------                                                       ------
Total investment portfolios......................   62,679                                                       62,291
                                                    ======                                                       ======

DECEMBER 31, 1998
Dutch government (1).............................    5,974       188        6,162         387            (3)      6,546
U.S. Treasury and U.S. government agencies.......    7,014       117        7,131         141            (3)      7,269
Other OECD governments...........................   14,670       181       14,851         998           (77)     15,772
Mortgage-backed securities.......................   13,228        32       13,260         135           (80)     13,315
Other interest-earning securities................    7,688      (122)       7,566         536           (10)      8,092
                                                    ------      ----       ------       -----        ------      ------
Total interest-earning securities................   48,574       396       48,970       2,197          (173)     50,994
Shares...........................................    3,171                                                        3,171
                                                    ------                                                       ------
Total investment portfolios......................   51,745                                                       54,165
                                                    ======                                                       ======

                                                              PREMIUMS                  GROSS        GROSS        FAIR
                                                     BOOK        OR       AMORTIZED   UNREALIZED   UNREALIZED    MARKET
                                                    VALUE     DISCOUNTS     COST        GAINS        LOSSES      VALUE
                                                   --------   ---------   ---------   ----------   ----------   --------
                                                                           (IN MILLIONS OF EUR)
DECEMBER 31, 1997
Dutch government (1).............................    6,578       195        6,773         312            (1)      7,084
U.S. Treasury and U.S. government agencies.......    8,238        39        8,277         196           (18)      8,455
Other OECD governments...........................   10,514        37       10,551         499           (87)     10,963
Mortgage-backed securities.......................   11,884       (52)      11,832         184           (23)     11,993
Other interest-earning securities................    6,586       101        6,687         362           (38)      7,011
                                                    ------      ----       ------       -----        ------      ------
Total interest-earning securities................   43,800       320       44,120       1,553          (167)     45,506
Shares...........................................    2,257                                                        2,257
                                                    ------                                                       ------
Total investment portfolios......................   46,057                                                       47,763
                                                    ======                                                       ======

------------------------------

(1) Dutch government includes Dutch central, regional and municipal government obligations.

    The following table analyzes interest-earning investment securities by maturity and weighted average yield at December 31, 1999. Yields on tax exempt obligations have not been computed on a tax equivalent basis.

                                                                     AFTER 1 YEAR          AFTER 5 YEARS
                                                                          AND                   AND
                                               WITHIN 1 YEAR        WITHIN 5 YEARS        WITHIN 10 YEARS       AFTER 10 YEARS
                                            -------------------   -------------------   -------------------   -------------------
                                                        YIELD                 YIELD                 YIELD                 YIELD
                                             AMOUNT      (%)       AMOUNT      (%)       AMOUNT      (%)       AMOUNT      (%)
                                            --------   --------   --------   --------   --------   --------   --------   --------
                                                                   (IN MILLIONS OF EUR EXCEPT PERCENTAGES)
Dutch government..........................     397       3.9        1,663      5.9        1,559      5.9        1,385      6.0
U.S. Treasury and U.S. government
  agencies................................     616       5.9        1,885      6.0        1,614      6.2        3,216      6.9
Other OECD governments....................   5,405       2.7        5,110      6.8        6,121      5.4        2,036      8.4
Mortgage-backed securities (1)............      20       6.9        1,188      6.6        7,481      6.8        9,145      6.7
Other securities..........................   1,925       8.8        4,011      7.5        2,593      6.6        1,130      5.1
Total amortized cost......................   8,363       4.4       13,857      6.8       19,368      6.2       16,912      6.8
Total market value........................   8,335                 14,125                18,980                16,036

------------------------------

(1) Maturity dates have been estimated based on historical experience.

TRADING PORTFOLIOS

    The following table analyzes the book value, which is equal to fair market value because the trading portfolios are marked-to-market, of securities in our trading portfolios at December 31, 1999, 1998 and 1997.

                                                             AT DECEMBER 31,
                                                      ------------------------------
                                                        1999       1998       1997
                                                      --------   --------   --------
                                                           (IN MILLIONS OF EUR)
Dutch government....................................      947      3,096      2,191
U.S. Treasury and U.S. government agencies..........    4,147      5,542      4,346
Other OECD governments..............................   17,420     26,480     11,173
Other interest-earning securities...................    9,962      8,745      6,618
                                                       ------     ------     ------
Total interest-earning securities...................   32,476     43,863     24,328
Shares..............................................    6,952      5,251      3,095
                                                       ------     ------     ------
Total trading portfolios............................   39,428     49,114     27,423
                                                       ======     ======     ======

OTHER SECURITIES

    The following table analyzes the fair market value of other securities at December 31, 1999, 1998 and 1997.

                                         1999                              1998                              1997
                            -------------------------------   -------------------------------   -------------------------------
                                                     FAIR                              FAIR                              FAIR
                              BOOK     AMORTIZED    MARKET      BOOK     AMORTIZED    MARKET      BOOK     AMORTIZED    MARKET
                             VALUE       COST       VALUE      VALUE       COST       VALUE      VALUE       COST       VALUE
                            --------   ---------   --------   --------   ---------   --------   --------   ---------   --------
                                                                   (IN MILLIONS OF EUR)
Short-dated government
  paper...................    3,114      3,114       3,139      2,172      2,172       2,181      6,935      6,935       6,946
Other debt securities.....    4,873      4,757       4,873      3,781      3,717       3,647      4,159      4,155       4,141
Other bank paper..........    4,631      4,631       4,535     15,396     15,389      15,392      7,334      6,944       7,277
                             ------     ------      ------     ------     ------      ------     ------     ------      ------
Total interest-earning
  securities..............   12,618     12,502      12,547     21,349     21,278      21,220     18,428     18,034      18,364
Shares....................    5,223                  5,252      4,849                  4,855      3,244                  3,272
                             ------                 ------     ------                 ------     ------                 ------
Total other securities....   17,841                 17,799     26,198                 26,075     21,672                 21,636
                             ======                 ======     ======                 ======     ======                 ======

CONCENTRATION

    At December 31, 1999, we held the following securities positions in issuers which exceeded 10% of our shareholders' equity at that date:

                                                    BOOK VALUE   FAIR MARKET VALUE
                                                    ----------   -----------------
                                                         (IN MILLIONS OF EUR)
Japanese central bank.............................     2,282           2,295
Dutch central government..........................     5,502           5,539
German central government.........................     3,638           3,661
U.S. Treasury.....................................     8,565           8,480
U.S. domestic government agencies.................     5,640           5,400
French central government.........................     1,498           1,507
Italian central government........................     7,021           7,077
Belgian central government........................     6,009           6,012
Bank Nederlandse Gemeenten........................     1,230           1,241
Spanish central government........................     4,061           4,105
Austrian central government.......................     1,422           1,435
Brazilian central government......................     2,847           2,884
Finish central government.........................     3,400           3,453

BANKS

    The following tables show loans to banks at December 31, 1999, 1998 and 1997, and an analysis of their remaining life at December 31, 1999.

LOANS TO BANKS

                                                             AT DECEMBER 31,
                                                      ------------------------------
                                                        1999       1998       1997
                                                      --------   --------   --------
                                                           (IN MILLIONS OF EUR)
The Netherlands.....................................   14,529     21,638     31,934
North America.......................................    5,507      2,970      3,144
Rest of the world...................................   27,165     36,286     28,535
                                                       ------     ------     ------
Total loans to banks (gross)........................   47,201     60,894     63,613
                                                       ======     ======     ======

MATURITIES

                                                AFTER 1 YEAR AND
                                WITHIN 1 YEAR    WITHIN 5 YEARS    AFTER 5 YEARS    TOTAL
                                -------------   ----------------   -------------   --------
                                                      (IN MILLIONS OF EUR)
The Netherlands...............     13,962               303             264         14,529
North America.................      5,481                25               1          5,507
Rest of the world.............     26,278               709             178         27,165
                                   ------             -----             ---         ------
Total loans to banks
  (gross).....................     45,721             1,037             443         47,201
                                   ======             =====             ===         ======

LOANS

    Our loan portfolio consists of loans, overdrafts, assets subject to operating leases, finance lease receivables to governments, corporations and consumers and reverse repurchase agreements. The following table analyzes our portfolio by sector at the dates indicated.

                                                                   AT DECEMBER 31,
                                                 ----------------------------------------------------
                                                   1999       1998       1997       1996       1995
                                                 --------   --------   --------   --------   --------
                                                                 (IN MILLIONS OF EUR)
Public sector..................................   12,097      7,334      6,783      7,351      8,077
Commercial.....................................  130,003    110,757    101,869     93,139     87,205
Retail.........................................   81,679     72,739     64,089     44,390     38,722
                                                 -------    -------    -------    -------    -------
Total private sector...........................  211,682    183,496    165,958    137,529    125,927
Total loans (gross) excluding professional
  securities transactions......................  223,779    190,830    172,741    144,880    134,004
Professional securities transactions(1)........   40,742     34,058     31,370      8,046      2,524
                                                 -------    -------    -------    -------    -------
Total loans (gross) including professional
  securities transactions......................  264,521    224,888    204,111    152,926    136,528
                                                 =======    =======    =======    =======    =======
Total loans (net)(2)...........................  259,723    220,512    201,105    150,474    132,810
                                                 =======    =======    =======    =======    =======

------------------------------

(1) Professional securities transactions for 1999, 1998, 1997 and 1996 include receivables from professional securities transactions. Receivables from professional securities transactions are included in commercial loans for 1995.

(2) The difference between total loans (gross) and total loans (net) represents our specific allowance for loan losses and, in 1995, the portion of the Provision for general contingencies allocated to the balance sheet item Loans. For a discussion of our provisioning policy, see "Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses."

    Our lease portfolio aggregated EUR 10,910 million, EUR 8,713 million and EUR 7,158 million at December 31, 1999, 1998, and 1997, respectively. At December 31, 1999, the lease portfolio was comprised of finance lease receivables of EUR 3,568 million and assets subject to operating leases of EUR 7,342 million.

    In addition to loans, at December 31, 1999, we had loan commitments, guarantees, letters of credit, endorsements and similar products, amounting to EUR 159,002 million, of which EUR 115,441 million represented undrawn loan facilities.

OUTSTANDING LOANS BY REGION

    The following table analyzes our loans by region at the dates indicated.

                                                   AT DECEMBER 31,
                                 ----------------------------------------------------
                                   1999       1998       1997       1996       1995
                                 --------   --------   --------   --------   --------
                                                 (IN MILLIONS OF EUR)
THE NETHERLANDS
Public sector..................    3,749      5,087      5,031      5,673      6,665
Commercial.....................   47,575     43,131     42,455     40,289     40,349
Retail.........................   50,282     45,695     38,248     32,321     29,022
                                 -------    -------    -------    -------    -------
                                 101,606     93,913     85,734     78,283     76,036

NORTH AMERICA
Public sector..................      871        601        612        507        421
Commercial.....................   35,827     26,093     21,711     20,464     16,196
Retail.........................   22,130     20,397     21,478      8,650      7,051
                                 -------    -------    -------    -------    -------
                                  58,828     47,091     43,801     29,621     23,668

REST OF THE WORLD
Public sector..................    7,477      1,647      1,140      1,171        991
Commercial.....................   46,601     41,533     37,704     32,386     30,660
Retail.........................    9,267      6,646      4,362      3,419      2,649
                                 -------    -------    -------    -------    -------
                                  63,345     49,826     43,206     36,976     34,300
                                 -------    -------    -------    -------    -------
Total loans (gross)............  223,779    190,830    172,741    144,880    134,004
                                 =======    =======    =======    =======    =======

MATURITIES

    The following table provides an analysis of loan maturities at December 31, 1999. Determinations of maturities are based on contract terms.

                                                  AFTER 1 YEAR
                                                      AND
                                 WITHIN 1 YEAR   WITHIN 5 YEARS   AFTER 5 YEARS    TOTAL
                                 -------------   --------------   -------------   --------
                                                   (IN MILLIONS OF EUR)
The Netherlands................      34,121          13,318          54,167       101,606
North America..................      20,479          24,383          13,966        58,828
Rest of the World..............      47,003          10,103           6,239        63,345
                                    -------          ------          ------       -------
Total Loans (gross)............     101,603          47,804          74,372       223,779
                                    =======          ======          ======       =======

INTEREST RATE SENSITIVITY

    The following table analyzes at December 31, 1999 the interest rate sensitivity of loans due after one year.

                                     AT                  AT                AT
                              VARIABLE RATE(1)   ADJUSTABLE RATE(2)   FIXED RATE(3)    TOTAL
                              ----------------   ------------------   -------------   --------
                                                    (IN MILLIONS OF EUR)
DUE AFTER 1 AND WITHIN 5
  YEARS
The Netherlands.............       1,940                1,237             10,141       13,318
North America...............       8,673                5,019             10,691       24,383
Rest of the world...........       3,690                1,979              4,434       10,103
DUE AFTER 5 YEARS
The Netherlands.............       1,036               39,767             13,364       54,167
North America...............       1,359                3,311              9,296       13,966
Rest of the world...........       2,206                1,316              2,717        6,239

------------------------

(1) Variable rate loans are EURIBOR, London interbank offering rate (LIBOR), prime rate-based loans as well as adjustable rate loans with fixed interest periods of up to one year.

(2) Adjustable rate loans are loans with fixed interest rates for a period which is shorter than the entire term of the loan.

(3) Fixed rate loans are loans for which the interest rate is fixed for the entire term.

PRIVATE SECTOR LOANS BY TYPE OF COLLATERAL

    The following table analyzes private sector loans by type of collateral at the dates indicated. Unsecured loans include loans for which we have the right to require collateral.

                                                                   AT DECEMBER 31,
                                                 ----------------------------------------------------
                                                   1999       1998       1997       1996       1995
                                                 --------   --------   --------   --------   --------
                                                                 (IN MILLIONS OF EUR)
COMMERCIAL
Public authority guarantees....................    6,109      5,474      6,734      7,029      5,585
Mortgages......................................   18,974     15,584     15,943     14,052     13,342
Securities.....................................    2,337      2,699      2,129      3,322      5,696
Bank guarantees................................    3,114      3,093      2,701      2,114      1,051
Other types of collateral and unsecured........   99,469     83,907     74,362     66,622     61,531
                                                 -------    -------    -------    -------    -------
                                                 130,003    110,757    101,869     93,139     87,205

RETAIL
Public authority guarantees....................    3,628      3,596      3,633      3,824      4,689
Mortgages......................................   58,082     50,523     43,936     27,196     24,153
Other types of collateral and unsecured........   19,969     18,620     16,520     13,370      9,880
                                                 -------    -------    -------    -------    -------
                                                  81,679     72,739     64,089     44,390     38,722
                                                 -------    -------    -------    -------    -------
Total private sector loans (gross).............  211,682    183,496    165,958    137,529    125,927
                                                 =======    =======    =======    =======    =======
Total private sector loans (net) (1)...........  206,974    179,211    162,977    135,106    122,208
                                                 =======    =======    =======    =======    =======

------------------------------

(1) The difference between total private sector loans (gross) and total private sector loans (net) represents our specific allowance for loan losses and in 1995, the portion of the Provision for general contingencies allocated to the balance sheet item Loans. For a discussion of our provisioning policy, see "Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses."

COMMERCIAL LOANS BY INDUSTRY

    The following table analyzes commercial loans by industry at the dates indicated.

                                                                   AT DECEMBER 31,
                                                 ----------------------------------------------------
                                                   1999       1998       1997       1996       1995
                                                 --------   --------   --------   --------   --------
                                                                 (IN MILLIONS OF EUR)
Agriculture, mining and energy.................   10,718      8,957      8,445      9,058      6,166
Manufacturing..................................   30,948     26,649     22,846     23,055     20,691
Construction and real estate...................   15,067     12,624     10,185      8,473      8,908
Wholesale and retail trade.....................   19,257     17,536     15,798     15,013     15,608
Transportation and communications..............   10,451      9,568      9,040      7,383      7,217
Financial services.............................   17,639     16,348     16,013     12,595      9,186
Business services..............................   12,290      8,477      9,036      6,851      8,772
Education, health care and other services......   13,633     10,598     10,506     10,711     10,657
                                                 -------    -------    -------    -------    -------
Total commercial loans (gross).................  130,003    110,757    101,869     93,139     87,205
                                                 =======    =======    =======    =======    =======

    Set forth below is an analysis of our loan portfolio by region. The loan portfolio of our Dutch, European and North American operations comprised 85.8% of our total loan portfolio at December 31, 1999. The remainder of the total loan portfolio at December 31, 1999 is comprised of 9.4% from Asian operations, 4.0% from Latin American operations and 0.8% from Middle East and African operations.

NETHERLANDS LOAN PORTFOLIO

    The Netherlands loan portfolio is comprised of loans made from offices and branches located in The Netherlands. The following tables analyze, at the dates indicated, the Netherlands loan portfolio by location of the borrower, and, in the case of private sector loans, type of collateral and industry of the borrower.

LOANS BY CUSTOMER LOCATION

                                                                   AT DECEMBER 31,
                                                 ----------------------------------------------------
                                                   1999       1998       1997       1996       1995
                                                 --------   --------   --------   --------   --------
                                                                 (IN MILLIONS OF EUR)
PUBLIC SECTOR
The Netherlands................................    3,001      3,690      3,724      4,851      5,836
Rest of Europe.................................      207        861        897        544        537
North America..................................       76         96         33         32         33
Rest of the world..............................      465        440        377        246        259
                                                 -------    -------    -------    -------    -------
                                                     748      1,397      1,307        822        829
                                                 -------    -------    -------    -------    -------
Total public sector loans (gross)..............    3,749      5,087      5,031      5,673      6,665
                                                 =======    =======    =======    =======    =======

PRIVATE SECTOR
The Netherlands................................   87,925     81,490     73,336     67,961     64,261
Rest of Europe.................................    2,689      2,085      2,664      2,636      2,769
North America..................................    3,088      1,674      2,265        533        528
Rest of the world..............................    4,155      3,577      2,438      1,480      1,813
                                                 -------    -------    -------    -------    -------
                                                   9,932      7,336      7,367      4,649      5,110
                                                 -------    -------    -------    -------    -------
Total private sector loans (gross).............   97,857     88,826     80,703     72,610     69,371
                                                 =======    =======    =======    =======    =======

PRIVATE SECTOR LOANS BY TYPE OF COLLATERAL

                                                                   AT DECEMBER 31,
                                                 ----------------------------------------------------
                                                   1999       1998       1997       1996       1995
                                                 --------   --------   --------   --------   --------
                                                                 (IN MILLIONS OF EUR)
COMMERCIAL
Public authority guarantees....................    3,373      3,472      3,979      4,383      3,456
Mortgages......................................   10,054      9,504     10,614      9,869     10,141
Securities.....................................      982      1,172        739      1,105      3,307
Bank guarantees................................      415        408        219        207        244
Other types of collateral and unsecured........   32,751     28,575     26,904     24,725     23,201
                                                 -------    -------    -------    -------    -------
                                                  47,575     43,131     42,455     40,289     40,349

RETAIL
Public authority guarantees....................    3,607      3,594      3,623      3,814      4,391
Mortgages......................................   35,491     30,747     23,934     19,062     17,487
Other types of collateral and unsecured........   11,184     11,354     10,691      9,445      7,144
                                                 -------    -------    -------    -------    -------
                                                  50,282     45,695     38,248     32,321     29,022
                                                 -------    -------    -------    -------    -------
Total private sector loans (gross).............   97,857     88,826     80,703     72,610     69,371
                                                 =======    =======    =======    =======    =======

COMMERCIAL LOANS BY INDUSTRY

                                                                   AT DECEMBER 31,
                                                 ----------------------------------------------------
                                                   1999       1998       1997       1996       1995
                                                 --------   --------   --------   --------   --------
                                                                 (IN MILLIONS OF EUR)
Agriculture, mining and energy.................    4,908      3,658      3,869      4,000      3,906
Manufacturing..................................    8,498      7,688      6,472      7,070      7,036
Construction and real estate...................    3,976      3,886      3,586      3,847      4,303
Wholesale and retail trade.....................    7,564      7,538      7,064      7,434      8,435
Transportation and communications..............    3,567      3,234      2,919      2,549      3,290
Financial services.............................    8,955      8,898      8,171      6,561      4,964
Business services..............................    5,079      3,343      4,487      3,123      2,828
Education, health care and other services......    5,028      4,886      5,887      5,705      5,587
                                                 -------    -------    -------    -------    -------
Total commercial loans (gross).................   47,575     43,131     42,455     40,289     40,349
                                                 =======    =======    =======    =======    =======

EUROPEAN LOAN PORTFOLIO

    The European loan portfolio is comprised of loans made from offices and branches located in Europe, excluding The Netherlands. The following tables analyze, at the dates indicated, the European private sector loan portfolio by type of collateral and industry of the borrower.

PRIVATE SECTOR LOANS BY TYPE OF COLLATERAL

                                                                   AT DECEMBER 31,
                                                 ----------------------------------------------------
                                                   1999       1998       1997       1996       1995
                                                 --------   --------   --------   --------   --------
                                                                 (IN MILLIONS OF EUR)
COMMERCIAL
Public authority guarantees....................    1,511        952      1,519      2,089      1,189
Mortgages......................................      649        851        531        674        335
Securities.....................................      193        486        427         33      1,725
Bank guarantees................................      639        649      1,236        536        141
Other types of collateral and unsecured........   21,187     18,284     17,766     15,663     16,959
                                                 -------    -------    -------    -------    -------
                                                  24,179     21,222     21,479     18,995     20,349
RETAIL
Public authority guarantees....................        9         --         46          2        263
Mortgages......................................      265        263        281        353        349
Other types of collateral and unsecured........    1,416      1,091        857        774        652
                                                 -------    -------    -------    -------    -------
                                                   1,690      1,354      1,184      1,129      1,264
                                                 -------    -------    -------    -------    -------
Total private sector loans (gross).............   25,869     22,576     22,663     20,124     21,613
                                                 =======    =======    =======    =======    =======

COMMERCIAL LOANS BY INDUSTRY

                                                                   AT DECEMBER 31,
                                                 ----------------------------------------------------
                                                   1999       1998       1997       1996       1995
                                                 --------   --------   --------   --------   --------
                                                                 (IN MILLIONS OF EUR)
Agriculture, mining and energy.................    1,052      1,397      1,952      1,388      1,119
Manufacturing..................................    6,689      6,038      4,581      5,093      5,114
Construction and real estate...................    1,555      1,312      1,407      1,274      2,327
Wholesale and retail trade.....................    3,558      3,549      3,422      3,085      2,350
Transportation and communications..............    2,524      2,272      3,034      2,417      1,635
Financial services.............................    3,269      2,832      3,370      2,788      3,148
Business services..............................    3,091      1,907      2,011      1,767      2,534
Education, health care and other services......    2,441      1,915      1,702      1,183      2,122
                                                 -------    -------    -------    -------    -------
Total commercial loans (gross).................   24,179     21,222     21,479     18,995     20,349
                                                 =======    =======    =======    =======    =======

NORTH AMERICAN LOAN PORTFOLIO

    The North American loan portfolio is comprised of loans made by the LaSalle Group and European American Bank, loans made by offices and branches located in the United States, Canada and Mexico and, beginning in 1997, loans made by Standard Federal. The Standard Federal loan portfolio consists primarily of mortgage loans. The following tables analyze, at the dates indicated, the North American private sector loan portfolio by type of collateral and by industry of the borrower.

PRIVATE SECTOR LOANS BY TYPE OF COLLATERAL

                                                                   AT DECEMBER 31,
                                                 ----------------------------------------------------
                                                   1999       1998       1997       1996       1995
                                                 --------   --------   --------   --------   --------
                                                                 (IN MILLIONS OF EUR)
Public authority guarantees....................      868        832        698        372        547
Mortgages......................................    7,898      5,171      4,310      3,003      2,606
Securities.....................................      424        384        294        328        344
Bank guarantees................................      180         79         72         85         25
Other types of collateral and unsecured........   26,457     19,627     16,337     16,676     12,674
                                                 -------    -------    -------    -------    -------
                                                  35,827     26,093     21,711     20,464     16,196
RETAIL
Public authority guarantees....................        2          2          9          8         --
Mortgages......................................   19,821     18,201     18,511      7,030      5,756
Other types of collateral and unsecured........    2,307      2,194      2,958      1,612      1,295
                                                 -------    -------    -------    -------    -------
                                                  22,130     20,397     21,478      8,650      7,051
                                                 -------    -------    -------    -------    -------
Total private sector loans (gross).............   57,957     46,490     43,189     29,114     23,247
                                                 =======    =======    =======    =======    =======

COMMERCIAL LOANS BY INDUSTRY

                                                                   AT DECEMBER 31,
                                                 ----------------------------------------------------
                                                   1999       1998       1997       1996       1995
                                                 --------   --------   --------   --------   --------
                                                                 (IN MILLIONS OF EUR)
Agriculture, mining and energy.................    2,539      2,699      2,367      2,539        817
Manufacturing..................................    8,495      5,905      5,637      6,434      5,723
Construction and real estate...................    8,219      6,067      4,395      2,664      1,949
Wholesale and retail trade.....................    5,173      3,553      2,572      2,880      2,999
Transportation and communications..............    2,216      2,494      1,514      1,472      1,321
Financial services.............................    1,804      1,923      1,482        463        822
Business services..............................    2,628      1,682      1,381      1,422        899
Education, health care and other services......    4,753      1,770      2,363      2,590      1,666
                                                 -------    -------    -------    -------    -------
Total commercial loans (gross).................   35,827     26,093     21,711     20,464     16,196
                                                 =======    =======    =======    =======    =======

ANALYSIS OF LOAN LOSS EXPERIENCE: PROVISIONS AND ALLOWANCES FOR LOAN LOSSES

    As used in this Report, the term "provisions" denotes the charge to income, while "allowance" denotes the accumulated balance sheet position created by such provisions and held against the value of the assets.

PROVISIONING POLICY

    Credit officers continually monitor the quality of loans. If doubt exists as to repayment, loans are transferred to special credit departments. After assessment, the special credit departments determine the amount, if any, of the specific provision that should be made, taking into account the value of collateral. Three times a year, the Group Credit Committee evaluates the specific allowances for credit risks that are above a certain level and reviews loans identified as special mention credits because of credit or industry factors to determine whether additional provisioning is required. It is our policy to establish and maintain, through charges against income, a specific allowance sufficient to cover the estimated loss when credit risks or economic or political factors make recovery doubtful.

    Provisioning for consumer loans and residential mortgages takes place on a portfolio basis with the specific allowance being maintained at a level commensurate with the size of the portfolio and with historical loss experience.

    We also establish specific allowances for country risk. Country risk concerns a country's inability to service its external debt, as often evidenced by rescheduling or payment arrears. Specific allowances for country risk are based on provisioning level ranges suggested by the Dutch Central Bank. See Item 9--"Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information concerning specific allowances for country risk.

    For collection purposes, our company continues to accrue interest on doubtful loans, which are loans classified as "doubtful" or "loss," but a provision is made for interest in suspense against interest revenue in the income statement for non-performing doubtful loans. Doubtful loans are not written off until it is clear that repayment of principal can be ruled out. As provisioning is tax deductible in The Netherlands, it is unnecessary for the Bank, as is the case for U.S. banks, to write off doubtful loans to achieve tax savings. U.S. banks stop accruing interest when loans become overdue by 90 days or more or when recovery is doubtful. For these reasons the relative level of allowance and doubtful loans is generally higher for Dutch banks than for U.S. banks.

    The following table shows our specific allowances for loan losses and for country risk.

                                                                             AT DECEMBER 31,
                                                           ----------------------------------------------------
                                                             1999       1998       1997       1996       1995
                                                           --------   --------   --------   --------   --------
                                                                           (IN MILLIONS OF EUR)
The Netherlands..........................................   1,193      1,162      1,187      1,184      1,322
North America............................................     193        247        277        184        143
Rest of the world........................................   3,072      2,707      1,430      1,034      1,004
                                                            -----      -----      -----      -----      -----
Total specific allowances for loan losses................   4,458      4,116      2,894      2,402      2,469
Specific allowances for country risk.....................     533        494        410        418        478
                                                            -----      -----      -----      -----      -----
Total specific allowances................................   4,991      4,610      3,304      2,820      2,947
                                                            =====      =====      =====      =====      =====

    Nonperforming loans as a percentage of total private sector loans (gross) decreased to 2.26% in 1999 from 2.39% in 1998 after increasing from 1.59% in 1997. On balance, the quality of the loan portfolio remains good. The Dutch economy continued to be strong, with the level of doubtful loans increasing only moderately despite volume growth. Strong economies in the United States and certain other countries in which we have substantial operations were also reflected in a continuation of a low level of specific provisioning for individual credits in those countries. Although we operate in emerging market countries, our exposure in terms of loans and trading portfolios in those countries is relatively small compared to the Bank's worldwide credit business. Accordingly, the specific provisions for loan losses as a percentage of total private sector loans (gross) was 0.32% in 1999, as compared to 0.35% and 0.36% in 1998 and 1997, respectively. At December 31, 1999, total specific allowances were EUR 381 million or 8.3% higher than at December 31, 1998, due primarily to currency translation differences. Specific allowances for loan losses as a percentage of total private sector loans (gross) decreased to 2.11% at December 31, 1999, as compared to 2.25% and 1.74% at December 31, 1998 and 1997, respectively.

    Provision for loan losses fell from EUR 941 million in 1998 to EUR
653 million in 1999. In light of the 1998 losses on transactions with Russian banks and increased cross-border exposure to a number of countries, including Indonesia, Thailand and Pakistan, in 1999, EUR 25 million could be released from provision for loan losses. In 1998, EUR 303 million had been added for cross-border risks. The remaining addition in 1999 of EUR 678 million to provision for loan losses related to specific bad debt provisions. In 1998, specific bad debt provisions totaled EUR 638 million.

    Movements in the Fund for general banking risks during 1999 resulted in a level of EUR 1,232 million at December 31, 1999. As a result, EUR 20 million was released from the Fund for general banking risks in 1999. The combined provision for loan losses and release from the Fund for general banking risks amounted to EUR 633 million in 1999 compared to EUR 840 million in 1998.

    The table below shows, for the five years ended December 31, 1999, the composition of the aggregate charge to income regarding the specific provision for loan losses and additions to the Fund for general banking risks for 1999, 1998, 1997 and 1996 and for the provision for general contingencies for 1995.

                                                                1999       1998       1997       1996       1995
                                                              --------   --------   --------   --------   --------
                                                                              (IN MILLIONS OF EUR)
Net provisions for loan losses (1)..........................    678         638       595        638        389
Net provisions for country risk (1).........................    (25)        303       (48)       (69)       (61)
                                                                ---        ----       ---        ---        ---
Total specific provisions...................................    653         941       547        569        328
Addition to Fund for general banking risks..................    (20)       (101)      179         66         --
Addition to provision for general contingencies.............     --          --        --         --        307
                                                                ---        ----       ---        ---        ---
Total charge against profit.................................    633         840       726        635        635
                                                                ===        ====       ===        ===        ===

------------------------

(1) Net of recoveries and releases. See "Movements in Specific Allowances for Loan Losses" and "Movements in Specific Allowances for Country Risk."

    The following tables analyze the movements of the specific allowances for loan losses and country risk: amounts written off (net of recoveries), new provisions charged against profit (increases and releases) and growth of the allowance as a consequence of the charge of interest to doubtful loans. The allowance for interest in suspense is included in the specific allowance for loan losses.

MOVEMENTS IN SPECIFIC ALLOWANCES FOR LOAN LOSSES

                                                             1999       1998       1997       1996       1995
                                                           --------   --------   --------   --------   --------
                                                                           (IN MILLIONS OF EUR)
Balance at beginning of year.............................   4,116      2,894      2,402      2,469      2,581
Acquisitions, currency translation differences and other
  adjustments............................................     178        957        233        (88)       (32)
Amounts written off......................................
  The Netherlands........................................    (132)      (187)      (181)      (380)      (361)
  North America..........................................    (236)      (238)      (161)      (137)       (90)
  Rest of the world......................................    (403)      (102)      (123)      (233)      (142)
                                                            -----      -----      -----      -----      -----
                                                             (771)      (527)      (465)      (750)      (593)
Recoveries...............................................     119         77         54         48         38
Subtotal.................................................   3,642      3,401      2,224      1,679      1,994
Provision for interest in suspense.......................     138         77         75         85         86
New and increased specific provisions....................
  The Netherlands........................................     196        241        273        458        373
  North America..........................................     273        203        270        165        119
  Rest of the world......................................     735        706        381        372        355
                                                            -----      -----      -----      -----      -----
                                                            1,204      1,150        924        995        847
Releases of specific provisions..........................
  The Netherlands........................................    (107)      (109)      (114)      (139)      (305)
  North America..........................................     (60)      (132)       (58)       (83)       (57)
  Rest of the world......................................    (240)      (194)      (103)       (87)       (58)
                                                            -----      -----      -----      -----      -----
                                                             (407)      (435)      (275)      (309)      (420)
Recoveries...............................................
  The Netherlands........................................      (3)        (6)        (2)        (3)        (7)
  North America..........................................     (47)       (46)       (42)       (31)       (22)
  Rest of the world......................................     (69)       (25)       (10)       (14)        (9)
                                                            -----      -----      -----      -----      -----
                                                             (119)       (77)       (54)       (48)       (38)
New and increased specific provisions (net)..............     678        638        595        638        389
                                                            -----      -----      -----      -----      -----
Balance at end of year...................................   4,458      4,116      2,894      2,402      2,469
                                                            =====      =====      =====      =====      =====

MOVEMENTS IN SPECIFIC ALLOWANCES FOR COUNTRY RISK

                                                                1999       1998       1997       1996       1995
                                                              --------   --------   --------   --------   --------
                                                                              (IN MILLIONS OF EUR)
Balance at beginning of year................................    494         410       418        478         718
Currency translation differences............................     74         (23)       47         27         (33)
Provisions charged (released) against profit and loss
  account...................................................    (25)        303       (48)       (69)        (61)
Other movements.............................................    (10)       (196)       (7)       (18)       (146)
                                                                ---        ----       ---        ---        ----
Balance at end of year......................................    533         494       410        418         478
                                                                ===        ====       ===        ===        ====

SPECIFIC ALLOWANCE FOR LOAN LOSSES BY INDUSTRY

    The following table analyzes the allowance for loan losses by industry at December 31, 1999, 1998, 1997, 1996 and 1995.

                                                                             AT DECEMBER 31,
                                                           ----------------------------------------------------
                                                             1999       1998       1997       1996       1995
                                                           --------   --------   --------   --------   --------
                                                                           (IN MILLIONS OF EUR)
Agriculture, mining and energy...........................     183        158        141         73         57
Manufacturing............................................   1,234      1,268        565        513        404
Construction and real estate.............................     277        190        214        203        306
Wholesale and retail trade...............................     941        867        537        434        466
Transportation and communications........................     244        208        255        208        128
Financial services.......................................     388        424        304        244        196
Business services........................................     349        227        253        159        269
Education, health care and other services................     350        277        245        212        344
                                                            -----      -----      -----      -----      -----
Total commercial.........................................   3,966      3,619      2,514      2,046      2,170
Retail...................................................     492        497        380        356        299
                                                            -----      -----      -----      -----      -----
Total private sector.....................................   4,458      4,116      2,894      2,402      2,469
                                                            =====      =====      =====      =====      =====

NET SPECIFIC PROVISIONS FOR LOAN LOSSES BY INDUSTRY

    The following table analyzes the percentage of loans in each industry to total private sector loans at December 31, 1999, 1998, 1997, 1996 and 1995.

                                                                             AT DECEMBER 31,
                                                           ----------------------------------------------------
                                                             1999       1998       1997       1996       1995
                                                           --------   --------   --------   --------   --------
                                                                             (IN PERCENTAGES)
Agriculture, mining and energy...........................     5.1        4.9        5.0        6.4        4.9
Manufacturing............................................    14.6       14.5       13.8       16.3       16.4
Construction and real estate.............................     7.1        6.9        6.1        6.0        7.1
Wholesale and retail trade companies.....................     9.1        9.6        9.5       10.6       12.4
Transportation and communications........................     4.9        5.2        5.5        5.2        5.7
Financial services.......................................     8.3        8.9        9.7       11.6        7.3
Business services........................................     5.8        4.6        5.4        4.8        7.0
Education, health care and other services................     6.5        5.8        6.4        7.6        8.5
                                                            -----      -----      -----      -----      -----
Total commercial.........................................    61.4       60.4       61.4       68.5       69.3
Retail...................................................    38.6       39.6       38.6       31.5       30.7
                                                            -----      -----      -----      -----      -----
Total private sector.....................................   100.0      100.0      100.0      100.0      100.0
                                                            =====      =====      =====      =====      =====

NET SPECIFIC PROVISIONS FOR LOAN LOSSES BY INDUSTRY

    The following table analyzes net specific provisions for loan losses (inclusive of provision for interest in suspense) by industry for 1999, 1998, 1997, 1996 and 1995.

                                                                                AT DECEMBER 31,
                                                              ----------------------------------------------------
                                                                1999       1998       1997       1996       1995
                                                              --------   --------   --------   --------   --------
                                                                              (IN MILLIONS OF EUR)
Agriculture, mining and energy..............................     77         49         67         42         --
Manufacturing...............................................    101        249        114        126         62
Construction and real estate................................     44          6         34         33         59
Wholesale and retail trade companies........................    128         85        134        139         95
Transportation and communications...........................     84         26         18         66         28
Financial services..........................................     14          4         35         24          7
Business services...........................................     28         38         91         40         50
Education, health care and other services...................     76         57         24        105         48
                                                                ---        ---        ---        ---        ---
Total commercial............................................    552        514        517        575        349
Retail......................................................    264        201        153        148        126
                                                                ---        ---        ---        ---        ---
Total private sector........................................    816        715        670        723        475
of which interest in suspense...............................    138         77         75         85         86
                                                                ---        ---        ---        ---        ---
Total specific provisions (net).............................    678        638        595        638        389
                                                                ===        ===        ===        ===        ===

ANALYSIS OF WRITE-OFFS BY INDUSTRY

    The following table analyzes the amounts written off by industry during 1999, 1998, 1997, 1996 and 1995.

                                                                1999       1998       1997       1996       1995
                                                              --------   --------   --------   --------   --------
                                                                              (IN MILLIONS OF EUR)
Agriculture, mining and energy..............................     13         19         21         21         25
Manufacturing...............................................     67         45         46        131         75
Construction and real estate................................     55         32         32        138        110
Wholesale and retail trade..................................     57         67        129        108        103
Transportation and communications...........................     31         25         24         34         11
Financial services..........................................     31         50         16         41          8
Business services...........................................     90         36         34         67         81
Education, health care and other services...................     40         64         49         77         99
                                                                ---        ---        ---        ---        ---
Total commercial............................................    384        338        351        617        512
Retail......................................................    387        189        114        133         81
                                                                ---        ---        ---        ---        ---
Total private sector........................................    771        527        465        750        593
                                                                ===        ===        ===        ===        ===

POTENTIAL CREDIT RISK LOANS

    The table below provides an analysis of our doubtful loans for 1999, 1998, 1997, 1996 and 1995. "Doubtful loans" are all loans classified as "doubtful" or "loss" for which in general a specific provision has been made, although doubtful loans can still be performing. The amounts are stated before deduction of the value of collateral held, the specific allowances carried and interest in suspense. As we are not required by Dutch regulations to classify loans as "non-accrual," "accruing past due," "restructured" and "potential problem" loans, as defined by the Securities and Exchange Commission, the table below is based on available data for 1999, 1998, 1997, 1996 and 1995.

DOUBTFUL LOANS

                                                                                       INTEREST    INCLUDED   INCLUDED   INCLUDED
                                                                                       REVENUE        IN         IN         IN
                                                                                         NOT       INTEREST   INTEREST   INTEREST
                                                                                      RECOGNIZED   REVENUE    REVENUE    REVENUE
                                 1999       1998       1997       1996       1995      1999 (4)    1999 (5)   1998 (5)   1997 (5)
                               --------   --------   --------   --------   --------   ----------   --------   --------   --------
                                                                      (IN MILLIONS OF EUR)
NON-ACCRUAL LOANS (1)
The Netherlands..............     379        528        582        810        791          35         --         --         --
North America................     443        155        167        210        218          38          9          1          2
Rest of the world............     721        761        410        536        487          22          1         --          1
                                -----      -----      -----      -----      -----         ---        ---        ---        ---
                                1,543      1,444      1,159      1,556      1,496          95         10          1          3
NON-PERFORMING LOANS FOR
  WHICH INTEREST HAS BEEN
  SUSPENDED (2)
The Netherlands..............     401        591        500        466        583          38         --         --         --
North America................      53        186        303        155        179           9         --          2          1
Rest of the world............   2,794      2,162        683        391        440          91          4          3         11
                                -----      -----      -----      -----      -----         ---        ---        ---        ---
                                3,248      2,939      1,486      1,012      1,202         138          4          5         12
ACCRUING LOANS (3)
The Netherlands..............   1,682      1,560      1,946      1,526      1,597          --        120        113        110
North America................      93         26         22         92        132          --          7          2          1
Rest of the world............   1,014        609        394        301        200          --         40         30         27
                                -----      -----      -----      -----      -----         ---        ---        ---        ---
                                2,789      2,195      2,362      1,919      1,929          --        167        145        138
                                -----      -----      -----      -----      -----         ---        ---        ---        ---
TOTAL DOUBTFUL LOANS.........   7,580      6,578      5,007      4,487      4,627         233        181        151        153
                                =====      =====      =====      =====      =====         ===        ===        ===        ===

(1) "Non-accrual loans" are loans placed on a non-accrual basis but not yet written off.

(2) "Non-performing loans" are loans on which we continue to accrue interest, but which is included in interest revenue only if interest is actually received.

(3) "Accruing loans" are loans on which we continue to charge interest that is included in interest revenue.

(4) "Interest not recognized" is the difference between the interest revenue that would have been recognized under original contractual terms and the interest revenue actually recognized in the relevant year.

(5) "Included in interest" is the amount of interest revenue that is recognized in the relevant year.

    The following table sets forth the outstanding principal balance of loans as of December 31, 1999, 1998, 1997, 1996 and 1995 that were restructured.

                                                                                                   INCLUDED   INCLUDED   INCLUDED
                                                                                                      IN         IN         IN
                                                                                                   INTEREST   INTEREST   INTEREST
                                                                                                   REVENUE    REVENUE    REVENUE
                                              1999       1998       1997       1996       1995       1999       1998       1997
                                            --------   --------   --------   --------   --------   --------   --------   --------
The Netherlands...........................     --         --           --       22         37          --         --           --
North America.............................     10         15           16        2          4          --          1           --
Rest of the world.........................    369        316           43      144        166           9         50           10
                                              ---        ---      --------     ---        ---      --------   --------   --------
                                              379        331           59      168        207           9         51           10
                                              ===        ===      ========     ===        ===      ========   ========   ========

COUNTRY RISK EXPOSURE AND RELATED SPECIFIC ALLOWANCES

    The following table sets forth our country risk exposure and related specific allowances at December 31, 1999, 1998 and 1997.

                                                             AT DECEMBER 31,
                                              ----------------------------------------------
                                                1999               1998               1997
                                              --------           --------           --------
                                                 (IN MILLIONS OF EUR EXCEPT PERCENTAGES)
Country risk exposure.......................   1,342              1,778                944
Country risk specific allowances............    (533)              (494)              (410)
                                               -----              -----               ----
Net exposure................................     809              1,284                534
                                               =====              =====               ====
Net exposure as a percentage of group
  capital...................................    2.8%               5.3%               2.2%

    Total country risk exposure, excluding trade debts, decreased by EUR
436 million in 1999 due to the release of a number of countries which no longer required provision allowances. Specific allowances for country risk represented 40% of total country risk exposure at December 31, 1999, as compared to 28% at December 31, 1998 and 43% at December 31, 1997. Of the total country risk exposure at December 31, 1999, EUR 426 million, or 32%, was collateralized mainly by U.S. Treasury zero coupon bonds issued as part of Brady restructurings. This collateral is designed to cover fully the principal due on maturity. In determining specific allowances for country risk the estimated current value of this collateral has been taken into account.

CROSS-BORDER OUTSTANDINGS

    Our operations involve significant exposure in non-local currencies. These cross-border outstandings are controlled by the Group Credit Committee through a country risk management system that requires frequent monitoring of outstandings to avoid concentrations of transfer, economic and political risk. Cross-border outstandings are based on the country of domicile of the borrower and comprise loans denominated in currencies other than the borrower's local currency.

    Cross-border outstandings exceeding 1% of total assets at December 31, 1999, 1998 and 1997 are shown in the following table. These figures are not netted for any legally enforceable written guarantees of principal or interest by domestic or other non-local third parties. At the dates below, there are no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal. The table does not include off-balance sheet items.

                                                 PERCENTAGE
                                                  OF TOTAL     TOTAL                             PRIVATE
                                                   ASSETS      AMOUNT     BANKS     GOVERNMENT    SECTOR
                                                 ----------   --------   --------   ----------   --------
                                                         (IN MILLIONS OF EUR EXCEPT PERCENTAGES)
DECEMBER 31, 1999
United Kingdom.................................      3.7       16,976      9,808         39        7,129
United States..................................      3.9       17,845      3,719      1,192       12,934
Germany........................................      2.7       12,430      7,487      3,865        1,078
France.........................................      1.3        5,838      2,751      1,187        1,900
Belgium........................................      2.6       11,795      5,513      4,321        1,961
Italy..........................................      3.0       13,542      2,830      9,693        1,019
Japan..........................................      1.2        5,406        769         --        4,637

DECEMBER 31, 1998
United Kingdom.................................      5.0       21,407     10,879      1,764        8,764
United States..................................      3.4       14,906      3,527      3,115        8,264
Germany........................................      3.4       14,823      4,938      9,143          742
France.........................................      2.5       10,865      6,474      3,378        1,013
Belgium........................................      2.3       10,106      5,381      3,354        1,371
Italy..........................................      2.1        8,840      2,666      5,353          821

DECEMBER 31, 1997
United Kingdom.................................      5.6       21,273      9,926      1,218       10,129
United States..................................      3.0       11,352      2,329      2,810        6,213
Germany........................................      2.7       10,389      5,125      4,613          651
Belgium........................................      1.9        7,043      4,594        995        1,454
Japan..........................................      1.8        6,968      4,792        117        2,059
France.........................................      1.8        6,758      5,099        290        1,369
Italy..........................................      1.6        5,899      3,287      1,832          780

CROSS-BORDER OUTSTANDINGS BETWEEN 0.75% AND 1% OF TOTAL ASSETS

    Cross-border outstandings to borrowers in countries in which such outstandings amounted to between 0.75% and 1% of total assets totaled EUR 3,848 million at December 31, 1999 and related entirely to Spain. At
December 31, 1998, these outstandings totaled EUR 3,314 million and related entirely to Switzerland. At December 31, 1997, these outstandings totaled EUR 5,907 million and related to Sweden and Switzerland.

LOAN CONCENTRATIONS

    One of the principal factors influencing the quality of our earnings and loan portfolio is diversification of loans by region, industry and borrower. A concentration exists when loans are made to a multiple number of borrowers engaged in similar activities all of whom are subject to roughly the same effects of economic conditions or other changes. At December 31, 1999, there was no concentration of loans exceeding 10% of our total loans (gross).

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

                                                            1999                  1998                  1997
                                                     -------------------   -------------------   -------------------
                                                     AVERAGE    AVERAGE    AVERAGE    AVERAGE    AVERAGE    AVERAGE
                                                      AMOUNT    RATE (%)    AMOUNT    RATE (%)    AMOUNT    RATE (%)
                                                     --------   --------   --------   --------   --------   --------
                                                                 (IN MILLIONS OF EUR EXCEPT PERCENTAGES)
BANKS
The Netherlands
  Time deposits(1).................................    9,226      6.7       43,925      5.8       22,714      5.3
  Demand deposits/Current accounts.................   16,804      6.5       16,323      5.9       11,371      4.4
Foreign
  Time deposits(1).................................   52,566      5.5       70,454      4.6       53,110      4.8
  Demand deposits/Current accounts.................   24,919      3.8       14,440      3.2       10,914      3.5

TOTAL CUSTOMER ACCOUNTS
The Netherlands
  Savings accounts.................................   29,520      4.0       28,587      3.8       29,088      4.0
  Time deposits(1).................................   18,313      5.8       16,441      4.0       21,937      4.1
  Demand deposits/Current accounts.................   33,355      3.9       24,647      2.1       20,048      2.3
  Others...........................................   10,682      6.8        6,226      5.6        5,517      5.4
Foreign
  Savings accounts.................................   37,101      4.3       30,281      4.3       27,964      4.5
  Time deposits(1).................................   67,364      5.7       70,559      4.9       46,499      4.7
  Demand deposits/Current accounts.................   18,104      3.5       12,545      2.9        9,669      3.0
  Others...........................................   10,928      5.5        8,589      5.1        6,585      4.9

------------------------

(1) Includes our Eurodollar deposit activities and professional securities transactions. Time deposits are funds whereby the original term, the period of notice and interest payable have been agreed upon with the counterparty.

    Average amounts of deposits by foreign customers in the Dutch branches and offices included under Banks were for 1999, 1998 and 1997, EUR 34.9 billion, EUR
27.0 billion and EUR 26.0 billion, respectively, and for Total client accounts were for 1999, 1998 and 1997, EUR 18.2 billion, EUR 14.7 billion and EUR
14.7 billion, respectively.

DEPOSITS OF USD 100,000 OR MORE

    At December 31, 1999, deposits of USD 100,000 or more or the equivalent in other currencies, held in the United States, in time deposits and certificates of deposits by term remaining until maturity were:

                                                            AT DECEMBER 31, 1999
                                                            --------------------
                                                            (IN MILLIONS OF EUR)
3 months or less..........................................          7,267
more than 3 months but less than 6 months.................          1,836
more than 6 months but less than 12 months................            581
over 12 months............................................          6,629
Total.....................................................         16,313

SHORT-TERM BORROWINGS

    Short-term borrowings are borrowings with an original maturity of one year or less. These are included in our consolidated balance sheet under the items Banks, Total customer accounts and Debt securities. Categories of short-term borrowings for which the average balance outstanding during the preceding three fiscal years was equal to or greater than 30% of consolidated shareholders' equity at December 31, 1999 were included in the item Debt Securities and consisted of certificates of deposits and commercial paper. An analysis of the balance and interest rates paid on such item is provided below.

                                                        1999       1998       1997
                                                      --------   --------   --------
                                                        (IN MILLIONS OF EUR EXCEPT
                                                               PERCENTAGES)
Year-end balance....................................   29,156     19,174     23,249
Average balance.....................................   24,053     20,500     22,215
Maximum month-end balance...........................   31,278     23,168     23,725
Average interest rate during the year...............     6.1%       6.0%       6.3%
Average interest rate at year-end...................     6.0%       5.9%       6.0%

    For an analysis of the maturities of our liabilities at December 31, 1999, see the notes to the Consolidated Financial Statements.

                           SUPERVISION AND REGULATION

REGULATION IN THE NETHERLANDS

GENERAL

    Holding and its subsidiaries, on a worldwide basis, are extensively regulated in The Netherlands by the Dutch Central Bank.

    The bank regulatory system in The Netherlands is a comprehensive system based on the provisions of the Act on the Supervision of the Credit System 1992 or the ASCS 1992. Certain European Union banking directives made it necessary to amend the Act on the Supervision of the Credit System that had regulated the Dutch banking system since 1978, and the new ASCS 1992 entered into force on January 1, 1993.

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

SOLVENCY SUPERVISION

    The Solvency Guidelines of the Dutch Central Bank, as amended on January 1, 1991, in accordance with the solvency guidelines of the Council of the European Communities and the Basle Accord, require that we maintain a minimum level of total capital (as defined below) to support the risk-weighted total value of balance sheet assets and off-balance sheet items, the latter of which includes guarantees, documentary credits, certain interest-and currency-related contracts, unused portions of committed credit facilities with an original maturity of over one year, note issuance facilities and revolving underwriting facilities. This minimum level of total capital is the Capital Adequacy Ratio. The risk-weighting considers the debtor's risk, which depends on the debtor's classification, whether or not security is provided, and the country of origin of the debtor. The required minimum Capital Adequacy Ratio currently is 8.00%. On January 1, 1996 additional solvency guidelines became effective, implementing the Capital Adequacy Directive of March 15, 1993 (93/6/EEC) issued by the Council of the European Communities. Due to the adoption of this directive to the regulations for market risk of the Basle Committee, internal value at risk models for the calculation of solvency requirements for trading portfolios have been in use since the beginning of 1998. The Solvency Guidelines are applied to the world-wide assets of Dutch credit institutions.

    For our company, total capital consists of core capital (also referred to as Tier 1 capital) and secondary capital (also referred to as Tier 2 capital). As of January 1, 1996, pursuant to the Capital Adequacy Directive, we may also maintain an additional form of regulatory capital, Tier 3 capital, to support the market risks of financial instruments in its trading book and foreign exchange risk of all business activities. Tier 1 capital consists of shareholders' equity and minority interests. Secondary or Tier 2 capital is divided into upper Tier 2 capital and lower Tier 2 capital. Upper Tier 2 capital consists of revaluation reserves and perpetual subordinated debt; lower Tier 2 capital consists mainly of long-term subordinated debt. Tier 3 capital consists of subordinated debt that has a minimum original maturity of at least two years, is not subject to redemption prior to maturity without the prior written consent of the Dutch Central Bank (other than in the event of a winding-up of the Bank) and is subject to a provision which provides that neither interest nor principal may be paid if, prior to or as a result of such payment, our Capital Adequacy Ratio would be less than the required minimum.

    The amount of lower Tier 2 capital may not exceed 50% of the amount of Tier 1 capital, and the amount of Tier 2 capital included in total capital may not exceed the amount of Tier 1 capital. In addition, Tier 3 capital may not exceed 250% of the amount of Tier 1 capital that is necessary to support market and foreign exchange risks and the sum of Tier 2 and Tier 3 capital may not exceed Tier 1 capital. Goodwill and interests of more than 10% in non-consolidated banking and financial subsidiaries must be deducted from Tier 1 capital and total capital, respectively.

    See Item 8--"Selected Financial Data" and Item 9--"Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources" for information concerning the Bank's capital ratios.

EXPOSURE SUPERVISION

    The Dutch Central Bank has issued specific rules with respect to large exposures to a single borrower or group of interconnected borrowers or in relation to certain other businesses that involve a concentration of risk. These large exposure rules implement the Large Exposures Directive of December 21, 1992 (92/121/EEC) and the Capital Adequacy Directive. Large exposures generally include all assets and off-balance sheet items of a credit institution with respect to a single borrower or a group of connected borrowers which exceed 10% of a credit institution's total capital. Large exposures must be reported once every quarter to the Dutch Central Bank. There is a limit of 25% of total capital for a single large exposure being part of the banking book. Trading book positions may exceed this limit subject to additional solvency requirements. The aggregate amount of all large exposures of a credit institution may not exceed 800% of its total capital.

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

    Facilities and loans to, and investments in, non-banks by credit institutions of 1% or more of total capital must be registered with the Dutch Central Bank. For banks, the threshold is 3% of total capital. Regulations of the Dutch Central Bank also bar a credit institution from lending (on either a secured or an unsecured basis) to any director or member of senior management of the credit institution without the prior approval of the Dutch Central Bank more than the lesser of 5% of its total capital and, if the loan is unsecured, five times the monthly salary of the borrower.

LIQUIDITY SUPERVISION

    The Dutch Central Bank has issued liquidity directives designed to ensure that liquid assets are held against liquid liabilities, defined as liabilities with a remaining term to maturity of less than one year, so that such liabilities can be met on the due date or on demand, as the case may be. Actual liquidity must be equal to or greater than the required liquidity, and actual cash liquidity, which includes assets with a very high liquidity such as deposits with central banks and other banks, must be equal to or greater than the amounts of very liquid debts. Certain assets are deemed to be liquid only in part, depending on their negotiability. The liquidity requirements associated with non-term liabilities depend on the credit institution's expectations as to claims relating to such liabilities. In determining liquidity requirements associated with term liabilities, assets and liabilities with the same term, to the extent that the remaining term to maturity is less than one year, are offset against each other. After giving effect to any offset of term assets, the liquidity requirement is 20%. For obligations amounting to more than 3% of total liabilities, there are additional liquidity requirements.

    We report to the Dutch Central Bank on a monthly basis concerning its compliance with the liquidity requirements. Compliance reports concerning liquidity requirements of foreign subsidiaries are submitted to appropriate foreign regulatory authorities as required. In every country in which we operate, our liquidity satisfies the standards imposed by the applicable regulatory authorities.

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

SUPERVISION OF THE SECURITIES BUSINESS

    The Bank is also subject to supervision of its activities in the securities business. The Act on the Supervision of the Securities Trade 1995, the ASST 1995, together with the decrees and regulations promulgated pursuant thereto, provide a comprehensive framework for the conduct of securities trading in or from The Netherlands. The ASST 1995 replaced the Act on the Supervision of the Securities Trade 1992 and came into effect on December 31, 1995. It incorporates two European Union directives, the Investment Services Directive of May 10, 1993 ( 93/22/EEC) and the Capital Adequacy Directive. The Securities Board of The Netherlands (Stichting Toezicht Effectenverkeer, the "STE") is charged by the Dutch Minister of Finance with supervision of the securities industry.

    The ASST 1995 also recognizes the self-regulatory supervision of certain securities exchanges, including the AEX Stock Exchange and the AEX Option Exchange. Although such exchanges themselves are, as self-regulatory organizations, responsible for establishing rules and ensuring compliance therewith, they are subject to reporting obligations to, and ultimate supervision by the STE. As an institution permitted to trade on the AEX Stock Exchange and the AEX Option Exchange, the Bank must comply with the rules of those exchanges. Exchanges have the power to take disciplinary action against admitted institutions if their rules are violated. In turn, the Securities Board of The Netherlands, as the supervisor over certain exchanges, monitors whether those exchanges duly enforce their own rules.

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

    The euro is now in a transitional period. During the transitional period, the euro can be used as a calculation unit and for payments in book-entry form. In early 2002, euro notes and coins are due to come into circulation which will end the transitional period and complete the introduction of the euro as a single currency unit in the eleven countries that have adopted the euro. As of July 1, 2002 at the latest, the eleven participating EU currencies will cease to exist.

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

    Under the International Banking Act of 1978, or the IBA, as amended by the Foreign Bank Supervision Enhancement Act of 1991, or the FBSEA, the Bank's branches, agencies and representative offices are subject to examination and supervision by the Board of Governors of the Federal Reserve System, or the Federal Reserve. The FBSEA also provides that the Federal Reserve may order a foreign bank which operates a state branch or agency to terminate the activities of such branch or agency if the Federal Reserve finds that the foreign bank is not subject to comprehensive supervision or regulation on a consolidated basis by the appropriate authorities in its home country, or if there is reasonable cause to believe that such foreign bank, or any affiliate of such foreign bank has committed a violation of law or engaged in an unsafe or unsound banking practice in the United States, and as a result of such violation or practice, the continued operation of such branch or agency would not be consistent with the public interest or with the IBA, the Bank Holding Company Act of 1956, as amended, BHCA, or the Federal Deposit Insurance Act, the FDIA.

    The activities of the Bank's branches and agencies are limited both by the laws of the state in which they are located and by the IBA. The FBSEA provides that, commencing on December 19, 1992, a state branch or agency of a foreign bank may not engage in any type of activity that is not permissible for a federal branch or agency of a foreign bank unless the Federal Reserve has determined that such activity is consistent with sound banking practice. Based upon the activities presently conducted by the Bank's branches or agencies, the Bank does not believe that this provision materially limits the activities of any branch or agency in the United States. The Bank's branches and agencies are also subject to reserve requirements, restrictions on the payment of interest on demand deposits, and restrictions on the size of loans to a single borrower pursuant to the IBA and implementing regulations of the Federal Reserve.

    The Bank must obtain the prior approval of the Federal Reserve, as well as any state authorities, to establish an additional branch, agency or representative office, and the Bank is restricted from opening new full service branches outside the State of Illinois, its "home state" designated in accordance with the requirements of the IBA, unless specifically permitted by the law of the state in which any new branch is to be located. A foreign bank is also permitted, with the approval of the Federal Reserve (and either the Office of the Comptroller of the Currency or the state banking agency), to upgrade an agency or a limited branch to a full service branch outside its home state if the establishment and operation of such branch is permitted by such state and the agency or branch was in operation in such state on the day before September 29, 1994 or has been in operation in such state for a period of time that meets the state's minimum age requirement for the interstate merger of banks.

    As a result of its indirect ownership of a number of U.S. subsidiary banking organizations, the Bank also is registered with the Federal Reserve as a bank holding company and, as a result of such status and its operation of branches and agencies in the United States, is subject to restrictions both on its non-banking activities in the United States and on interstate banking (such restrictions being similar to those applicable to U.S. domestic bank holding companies). A bank holding company must obtain Federal Reserve approval before acquiring, directly or indirectly, ownership or control of any voting shares of a bank or bank holding company if, after such acquisition, it would own or control 5% or more of such shares. A bank holding company must also obtain Federal Reserve approval before acquiring all or substantially all of the assets of another bank or bank holding company or merging or consolidating with another bank holding company. In September 1994, the Reigle-Neal Interstate Banking and Branching Efficiency Act of 1994, Riegle-Neal Act, was enacted. Effective September 29, 1995, bank holding companies are permitted to acquire banks in any state subject to state deposit caps and a 10% nationwide cap. In addition, as of June 1, 1997, Riegle-Neal Act provides for full interstate branching by bank merger. States were permitted to "opt-out" of this branching provision prior to the effective date and, alternatively, states were permitted to "opt in" earlier than June 1997. Texas and Montana adopted legislation to opt out of the branching provisions.

    The BHCA also prohibits a bank holding company, with certain limited exceptions, from acquiring or retaining direct or indirect ownership or control of 5% or more of the voting shares of any company which is not a bank or a bank holding company, or from engaging in any activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principle exceptions to these prohibitions involve certain activities which the Federal Reserve has determined to be closely related to the business of banking or managing or controlling banks.

    A subsidiary bank of a bank holding company is prohibited from extending credit or furnishing other services on the condition that the customer obtain some additional credit or service from an affiliate of the bank, or that the customer not obtain credit or services from competitors of the bank or its affiliate (tying arrangements), except for some traditional bank product and some other limited exemptions. Subsidiary banks of a bank holding company are also subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the bank holding company or any of its subsidiaries, or investment in the stock or other securities thereof, and on the taking of such stocks or securities as collateral for loans. Section 23A of the Federal Reserve Act imposes restrictions on "covered transactions" between a bank (and its subsidiaries) and its affiliate. Covered transactions refer to loans to affiliates and other transactions resulting in a flow of funds from the bank to the affiliate. Generally, covered transactions with any one affiliate cannot exceed 10% of the bank's capital and transactions with all affiliates cannot exceed 20% of the bank's capital, extensions of credit must be collateralized, low quality assets cannot be purchased from an affiliate, and all transactions must be on safe and sound terms. Section 23B of the Federal Reserve Act generally requires that all covered transactions as well as sales of assets, the furnishing of services to, and certain other transaction with an affiliate be on arms' length terms, prohibits a bank (and its subsidiaries) from purchasing as a fiduciary any securities from an affiliate, as well as securities underwritten by an affiliate as principal underwriter when certain conditions are met, and imposes certain advertising restrictions. The Federal Reserve possesses cease and desist powers over bank holding companies if their actions represent unsafe or unsound practices or violations of law.

    The Bank's U.S. national bank subsidiary is subject to supervision by the Office of the Comptroller of the Currency. The Bank's U.S. savings bank subsidiary is subject to supervision by the Office of Thrift Supervision. The Federal Reserve has primary federal supervisory responsibility for the Bank's U.S. state member bank subsidiary. The Bank's state banks are also subject to supervision by the bank supervisory authorities in their respective states. Various federal and state laws and regulations apply to many aspects of the operations of the Bank's subsidiary banks, including interest rates paid on deposits and loans, investments, mergers and acquisitions and the establishment of branch offices and facilities. The payment of dividends by the Bank's subsidiary banks are also subject to certain statutory restrictions and to regulation by governmental agencies.

    On December 16, 1988, the Federal Reserve adopted final risk-based capital guidelines for its examination and supervision of bank holding companies and banks. The guidelines have three main goals: (1) to make regulatory capital requirements more sensitive to differences in risk profiles among banking organizations: (2) to take off-balance-sheet risk exposures into explicit account in assessing capital adequacy; and (3) to minimize disincentives to holding liquid, low-risk assets. A bank holding company's ability to pay dividends and expand its business through the acquisition of new banking subsidiaries could be restricted if its capital falls below the level established by these guidelines. The risk-based capital ratios were fully implemented by the end of 1992. In 1991, the Federal Reserve required bank holding companies and banks to adhere to another capital guideline referred to as the Tier 1 leverage ratio. This guideline places a constraint on the degree to which a banking institution can leverage its equity capital base. In 1995 and 1997 respectively, the risk-based capital guidelines were modified to incorporate interest rate and market risk. The federal banking agencies issued a joint policy statement setting forth prudent interest rate risk management principles. A bank with material weaknesses in its risk management process or high levels of exposure relative to its capital will be directed by the appropriate federal agency to take corrective action. For bank holding companies and banks with substantial trading activity, the market risk guideline requires that the bank holding company or bank reflect in its capital adequacy calculation the general market risk and specific risk of debt and equity positions in its trading account and the general market risk associated with its foreign exchange and commodity positions. The U.S. bank subsidiaries of the Bank substantially exceed the requirements of these capital guidelines.

    In June 1999, the Basel Committee on Banking Supervision issued a consultative paper, "A New Capital Adequacy Framework," that proposed revisions to the Capital Accord of the Basel Committee to reflect current market realities. The paper addresses minimum capital standards, the supervisory review process and the effective use of market discipline. U.S. regulators have not yet issued their version of the proposal. In February 2000, the Federal Reserve, the Federal Deposit Insurance Corporation and the Offices of the Comptroller of Currency and Thrift Supervision, issued a joint proposal to change their risk-based capital standards to address the regulatory capital treatment of recourse obligations and direct credit substitutes that expose banking organizations to credit risk. The agencies noted that the proposal is moving in the same direction as the Basel consultative paper with respect to capital treatment of securitization by looking to external credit ratings issued by qualifying external credit assessment institutions as a basis for determining the credit quality and resulting capital treatment of securitization.

    In December of 1991, the Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, was enacted. FDICIA, among other things identifies the following capital standards for depository institutions: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. A depository institution is well capitalized if it significantly exceeds the minimum level required by regulation for each relevant capital measure, adequately capitalized if it meets each such measure, undercapitalized if it fails to meet any such measure, significantly undercapitalized if it is significantly below any such measure, and critically undercapitalized if it fails to meet any critical capital level set forth in the regulations. FDICIA requires a bank that is determined to be undercapitalized to submit a capital restoration plan, and the bank's holding company must guarantee that the bank will meet its capital plan. Subject to certain limitations, FDICIA also prohibits banks from making any capital distribution or paying any management fee if the bank would thereafter be undercapitalized. The Bank's U.S. bank subsidiaries currently meet the well capitalized standards.

    FDICIA grants the Federal Deposit Insurance Corporation authority to impose special assessments on insured depository institutions to repay Federal Deposit Insurance Corporation borrowings from the U.S. Treasury or other sources and to establish semiannual assessment rates on Bank Insurance Fund member banks so as to maintain such fund at the designated reserve ratio defined in FDICIA. As part of the 1997 Omnibus Consolidated Appropriations Act which provided a framework for the merger of the Bank Insurance Fund and the Savings Association Insurance Fund (SAIF) in 1999, Bank Insurance Fund member banks are now responsible for certain obligations of the SAIF.

    Section 6(b) of the IBA generally requires insurance of deposits of a U.S. branch of a foreign bank unless the branch does not accept deposits of less than $100,000 or unless the Federal Deposit Insurance Corporation determines by order or regulation that the branch is not engaged in "domestic retail deposit activity" requiring deposit insurance protection. Under the FDICIA and Federal Deposit Insurance Corporation regulations, a state-licensed branch of a foreign bank will not be deemed to be engaged in "domestic retail deposit activity" if all initial deposits fall within the DE MINIMIS exemption. At this time, the Bank is not required to obtain deposit insurance protection for the deposit-taking activities of its U.S. branches to ensure continued compliance with the Federal Deposit Insurance Corporation regulation. The Bank believes that any such action would not have a material effect on its operation.

    Effective March 11, 2000, the BHCA is amended by the Gramm-Leach-Bliley Act, or the GLBA, to permit a bank holding company to become a financial holding company and to thereby engage in and affiliate with insurance firms, securities firms and other companies engaged in activities that are financial in nature or complementary thereto under the GLBA.

    A financial holding company is a bank holding company each of whose subsidiary depository institutions are and remain well capitalized, well managed, and, if insured, have a satisfactory or better rating under the Community Reinvestment Act of 1977 at its most recent examination, and that has an effective declaration to become a financial holding company filed with the Federal Reserve. For this purpose, "well capitalized" is defined the same as under FDICIA, as a total capital to total risk-weighted assets ratio of 10% or greater, a Tier I capital to total risk-weighted assets ratio of 6% or greater and a leverage ratio, the ratio of Tier 1 capital to total consolidated assets, of 5% or greater, and "well managed" is defined as receiving at least a satisfactory composite rating and at least a satisfactory rating for management at the most recent inspection, examination or subsequent review. A foreign bank that operates a branch or agency or controls a commercial lending company in the U.S., and any company that controls such foreign bank, will be eligible to become a financial holding company if the foreign bank is and remains well capitalized and well managed and has an effective declaration to become a financial holding company filed with the Federal Reserve. A foreign bank that owns a subsidiary U.S. bank and that operates a U.S. branch or agency or owns or controls a U.S. commercial lending company must comply with the requirements applicable to a bank holding company to be a financial holding company (discussed above) and must meet the standards for a foreign bank to be a financial holding company. Further, for a tiered foreign banking organization, the well capitalized and well managed tests apply to each foreign bank that has U.S. operations in the form of a branch, agency or commercial lending company subsidiary and that is part of a foreign banking organization seeking certification as a financial holding company.

    A foreign bank will be considered "well capitalized" if (i) if the foreign bank's home country supervisor has adopted risk-based capital standards consistent with the Basel Accord and (x) the foreign bank maintains a Tier 1 capital to total risk-based assets ratio of 6% and a total capital to total risk-based assets ratio of 10%, as calculated under its home country standard;
(y) the foreign bank maintains a Tier 1 capital to total assets leverage ratio of at least 3%; and (z) the foreign bank's capital is comparable to the capital required for a U.S. bank owned by a financial holding company or (ii) the Federal Reserve determines upon request from the foreign bank that the foreign bank's capital is otherwise comparable to the capital that would be required of a U.S. bank owned by a financial holding company. The Federal Reserve believes that the imposition of a 3% leverage ratio is necessary to implement GLBA's requirement that the Federal Reserve establish "comparable" capital standard for foreign banks. A foreign bank will be considered "well managed" if: (i) each of the U.S. branches, agencies, and commercial lending subsidiaries of the foreign bank has received at least a satisfactory composite rating at its most recent assessment; (ii) the home country supervisor of the foreign bank considers the overall operations of the foreign bank to be satisfactory or better; and
(iii) that the management of the foreign bank meets standards comparable to those required of a U.S. bank owned by a financial holding company. As of March 13, 2000, we became approved as a financial holding company.

    In the event that a foreign bank were to cease to meet the standards for a financial holding company, the foreign bank would be obligated to notify the Federal Reserve about such noncompliance and enter into an agreement with the Federal Reserve to return to compliance. Until the Federal Reserve determines that the foreign bank has again complied, the Federal Reserve may impose any limitations or conditions on the conduct of the U.S. activities of the foreign bank and its affiliates they find appropriate and the foreign bank may not engage in any new activity in the U.S. whose activities are financial in nature without the approval of the Federal Reserve. If the noncompliance is not corrected within 180 days (or such additional time as the Federal Reserve may permit), the foreign bank may be ordered by the Federal Reserve to liquidate or divest its U.S. banking operations. The foreign bank could also decide that instead of taking such action it would cease to engage in all activities that are not permissible for a foreign bank that is not a financial holding company to conduct under Sections 2(h) and 4(c) of the BHCA.

    A financial holding company is permitted to engage in all activities defined by the GLBA as "financial in nature" and incidental thereto which include those expressly provided for by the GLBA (which include all activities currently permitted to a bank holding company, securities, insurance and merchant banking activities) as well as those defined as such by the Federal Reserve (in conjunction with Department of Treasury), and activities complementary thereto as defined by the Federal Reserve. The GLBA gives the Federal Reserve the authority to impose restrictions on transactions between a depository institution subsidiary and any affiliate and to impose firewalls between a U.S. branch, agency or commercial lending company subsidiary of a foreign bank and any U.S. affiliate on the same basis as for a domestic banking holding company. Sections 23A and 23B of the Federal Reserve Act (as discussed above) will continue to apply to transactions between a member or insured bank and its affiliates.

    The GLBA repeals Sections 20 and 32 of the Glass Steagall Act and permits a financial holding company to engage in underwriting and dealing in securities, including distribution of mutual fund shares and to issue and sell instruments representing interests in pools of assets permissible for a bank to hold directly. Thus, a financial holding company is clearly no longer subject to any revenue limit for its securities and underwriting and dealing activities. The Federal Reserve issued an interim rule on March 10, 2000 to impose two operating standards on financial holding companies engaged in securities underwriting and dealing activities, requiring that intra-day extensions of credit from an affiliated bank, thrift or U.S. branch or agency be on market terms consistent with Section 23B of the Federal Reserve Act and applying Sections 23A and 23B of the Federal Reserve Act to certain covered transactions between a U.S. branch or agency of a foreign bank and a U.S. securities affiliate. The Bank operates a U.S. securities subsidiary in reliance on this provision. The revenue limit and certain operating standards in addition to those applicable to a financial holding company securities affiliate would continue to apply to a securities subsidiary of a bank holding company.

    GLBA permits a financial holding company to engage through a U.S. company or a non-U.S. company in insurance underwriting and agency activities.

    A financial holding company is permitted to acquire ownership interests in companies to the extent such acquisitions are made by a securities affiliate (or affiliate thereof or a registered investment company adviser to an insurance company or an affiliate thereof), as part of a bona fide underwriting, merchant or investment banking activity, including activities engaged in for the purpose of appreciation and ultimate resale or disposition of the investment provided such investments are held for such period of time to enable the investment to be sold on a reasonable basis consistent with the financial viability of the activity and the financial holding company does not routinely manage or operate the company except as necessary to obtain a reasonable return on the investment upon disposition, referred to as merchant banking.

    On March 17, 2000, the Federal Reserve and Department of Treasury issued an interim rule to implement the merchant banking provisions of the GLBA. A financial holding company and any subsidiary other than a depository institution may acquire or control merchant banking investments if the financial holding company controls any registered securities broker or dealer or controls both an insurance underwriter and a registered investment adviser that provides investment advice to the insurance company. A "bona fide" requirement is imposed to prevent the merchant banking authority from being used to make strategic investments or other types of investments not otherwise permitted under the BHCA, as amended. The Interim Rule permits merchant banking investments to be made directly or through investment funds (that the financial holding company either controls or is a passive investor in) and: (i) imposes a 10-year holding period (subject to extension by the Federal Reserve in exceptional circumstances); (ii) limitations on cross-marketing; (iii) defines certain merchant banking investments as "affiliates" for purposes of Sections 23A and 23B of the Federal Reserve Act; and (iv) prohibits routine management and operation of merchant banking investment. If a financial holding company controls a fund or invests in a fund that the financial holding company sponsors and advises, certain of the foregoing restrictions apply to the fund. Merchant banking investments can also be made through "qualifying" private equity funds (as defined by the Federal Reserve), which may have a life of up to 15 years. A financial holding company that exceeds the requisite holding period for merchant banking must: (i) deduct an amount equal to 100% of the carrying value of the financial holding company's interest from the Tier 1 capital of the financial holding company and exclude all unrealized gains from its Tier 2 capital; (ii) not enter into any additional transaction (including extending credit) with the portfolio company without Federal Reserve approval; and (iii) abide by any other restrictions the Federal Reserve may impose. The interim rule sets forth an aggregate limit on merchant banking investments (the lesser of 30% of Tier 1 capital or $6 billion and the lesser of 20% of Tier 1 capital or $4 billion after excluding investments made in qualifying private equity funds), and record keeping and reporting requirements. The Federal Reserve has also proposed to impose a 50% capital deduction on portfolio investments (which include merchant banking). Under the proposal, 50% of the value of all portfolio investments made by the financial holding company or by its subsidiaries must be deducted from the consolidated parent banking organization's core capital components. It is not clear whether the Federal Reserve will directly or indirectly impose this capital deduction on foreign banks, such as the Bank.

    Merchant banking activities may also be conducted by an insurance underwriting company, that is affiliated with a depository institution, that makes such investments in the ordinary course of business in accordance with relevant state law governing such investments provided that the financial holding company does not routinely manage or operate the company except as may be necessary to obtain a reasonable return on its investment.

    In addition to the merchant banking authority, a financial holding company is also permitted to engage in investment activities currently permitted to a bank holding company subject to the conditions imposed by the Federal Reserve on such activities, i.e., passive non-controlling investment in U.S. and foreign companies and certain other investments in foreign companies.

    The GLBA does not expand the leasing, commodities or real estate activities permitted to a bank holding company. However, the Federal Reserve may find certain of such activities to be financial in nature, incidental or complementary thereto.

    The GLBA also permits a national bank to engage through a "financial subsidiary" in activities that are financial in nature other than insurance underwriting or providing annuities, real estate development or investment, and merchant banking (at least until 2004), if the bank is well capitalized, well managed and has at least a satisfactory Community Reinvestment Act rating. For this purpose, "well capitalized" is defined the same as under FDICIA, as a total capital to total risk-weighted assets of 10% or greater, a Tier 1 capital to total risk-weighted assets ratio of 6% or greater and a leverage ratio, the ratio of Tier 1 capital to total consolidated assets, of 5% or greater, and "well managed" is defined as having a composite rating of 1 or 2 under the Uniform Financial Institutions Rating System (or an equivalent rating under an equivalent rating system) in connection with its most recent examination or subsequent review of the institution and at least a rating of 2 for management, if such a rating is given. National banks in the largest 100 banks by consolidated total assets must also meet certain rating requirements to own a financial subsidiary (engaged in other than agency activities). (For the top 50 banks, at least one issue of outstanding eligible debt must be rated in one of the 3 highest investment grade ratings by a nationally recognized statistical rating organization; for the second 50, either the same criteria apply or such other criteria as the Federal Reserve and Treasury decide). Further, aggregate consolidated total assets of all financial subsidiaries may not exceed the lesser of 45% of consolidated total assets of the parent national bank or $50 billion (subject to adjustment by an index). The Office of the Comptroller of Currency has authority to impose firewalls between a national bank and its financial subsidiaries. Further, Sections 23A and 23B of the Federal Reserve Act are extended to apply to transactions between a national bank and a financial subsidiary, except that covered transactions between a national bank and any individual financial subsidiary may exceed 10% of the bank's capital and surplus but are subject to the 20% aggregate limit on transactions with all affiliates.

    In the event that the national bank were to cease to meet the standards to own a financial subsidiary, the Office of the Comptroller of Currency will notify the national bank about such non-compliance and the national bank be obligated to enter into an agreement with the Office of the Comptroller of Currency to return to compliance. Until the Office of the Comptroller of Currency determines that the national bank has again complied, the Office of the Comptroller of Currency may limit the activities of the national bank or any of its subsidiaries. If the non-compliance is not corrected within 180 days, the national bank may be ordered by the Office of the Comptroller of Currency to divest its financial subsidiaries. In addition, a national bank that does not continue to meet the eligible debt rating requirement may not purchase or acquire any additional equity capital of any financial subsidiary until the non-compliance is corrected.

    The GLBA permits well capitalized national banks to engage in municipal revenue bond underwriting effective March 12, 2000. GLBA also generally prohibits a national bank and its subsidiaries from underwriting insurance except for certain "authorized products." Authorized products are products the Office of the Comptroller of Currency, as of January 1, 1999, had determined in writing (which has not been overturned by a court) that a national bank may provide as principal or products national bank were in fact lawfully providing as of January 1, 1999.

    Effective May 12, 2001, the GLBA will end the general exemptions for a bank from the definition of "broker" and "dealer," and will modify the bank exemption from the definition of "investment adviser" currently contained in the U.S. securities laws to exclude a bank providing investment advice to a U.S. registered investment company. A bank will continue to be exempt from registration as a broker or dealer if it engages only in certain limited activities, including with respect to identified banking products (which include, among other things, credit and equity swaps, other equity swaps sold directly to any person that is not a qualified investor) and hybrid products not found to be securities. The effect of this will be to "push out" any securities activities not falling within the exceptions from the Bank's subsidiary banks and thrifts and U.S. branches and agencies to a registered broker-dealer affiliate or subsidiary. The Bank believes that the "push-out" provision will not have a material effect on its operations.

    The GLBA authorizes the Federal Reserve to be the umbrella supervisor with overall supervisory responsibility for the activities conducted by financial holding companies and their subsidiaries. However, the primary regulator of certain affiliates will be functional, i.e., the primary regulator of securities activities is to be the Securities Exchange Commission and the primary regulator of insurance activities will be the relevant state insurance regulators. The Federal Reserve will retain its power to require reports, make examinations, and impose capital adequacy guidelines subject to the requirements of functional regulation.

    Effective November 13, 2000, under the GLBA, a financial institution may not disclose to nonaffiliated third parties any nonpublic personal information about a consumer, unless such consumer has been provided with a clear and conspicuous disclosure of the financial institution's policy and procedures with respect to disclosing and protecting such information (including categories of information collected and persons to whom information is disclosed) and the consumer has not opted out of such disclosure, except that nonpublic personal information can be provided to nonaffiliated third parties performing marketing services on behalf of the financial institution under certain circumstances. The U.S. banking agencies have issued proposed regulations implementing the GLBA privacy provisions. Nonpublic personal information means "personally identifiable financial information" provided by a consumer to a financial institution or resulting from any transaction with the consumer. Any list, description, or other grouping of consumers--and "publicly available information" pertaining to them--that is derived using any nonpublic personal information other than publicly available information also is included in the definition of nonpublic personal information. Personally identifiable financial information means any information provided by a consumer to a bank to obtain a financial product or service or resulting from any transaction with the bank. Personally identifiable financial information does not include a list of names and addresses of customers of an entity that is not a financial institution. The proposed rules define publicly available information to mean any information that is lawfully made available to the general public from any government records, widely distributed media, or disclosure to the general public as required by law.

    Generally, the Hart Scott Rodino Act prohibits certain large acquisitions of assets or voting securities from being consummated until the parties have filed a Premerger Notification and Report Form with the Federal Trade Commission and the Antitrust Division of the Department of Justice and specified waiting periods have expired. There are several threshold tests which must be satisfied for the Hart Scott Rodino Act to apply: the "commerce," "size-of-the-parties," and "size of the transaction" tests. When all tests are met, only qualification for an exemption removes the necessity of filing under the Hart Scott Rodino Act. Under current law, an applicant is exempted from the Hart Scott Rodino's requirements for transactions that require the approval of the Federal Reserve under Section 4 of the BHCA on the condition that any documents filed with the Federal Reserve be filed contemporaneously with the Federal Trade Commission and Department of Justice. Since the GLBA eliminated the prior approval requirement for a financial holding company to engage in financial activities (and thus the availability of the BHCA exemption for the Hart Scott Rodino filing), a financial holding company may now need to file the requisite Hart Scott Rodino applications for certain large acquisitions of assets or voting securities.

REST OF THE WORLD

    We operate in many other countries and its offices, branches and subsidiaries are subject to certain reserve, reporting requirements and controls imposed by the relevant central banks and regulatory authorities.

ITEM 2. DESCRIPTION OF PROPERTY

    At December 31, 1999, we operated 921 offices and branches in The Netherlands and 2,668 offices and branches in 75 other countries. Of these offices and branches, 447 were in North America, 1,723 were in South and Central America, 209 were in Europe, 75 were in the Middle East and Africa and 214 were in the Asia/Pacific region. Approximately 45% of the offices and branches are owned by us and 55% are leased under long-term lease agreements.

    We completed construction of, and moved into our new headquarters in Amsterdam-Buitenveldert. The new headquarters will be used in conjunction with our prior headquarters in Foppingadreef in Amsterdam- Zuidoost, and will permit the consolidation of head office functions.

    In addition, we completed the construction on of a new 280,000 gross square foot office building at 250 Bishopsgate in London in which all of the Bank's existing London-based activities are concentrated. We expect this to yield synergies when serving our large corporate and institutional client base in the United Kingdom.

ITEM 3. LEGAL PROCEEDINGS

    Legal proceedings have been initiated against us in a number of jurisdictions, but on the basis of information currently available, and having taken counsel with legal advisers, the Managing Board is of the opinion that the outcome of these proceedings is unlikely to have a material adverse effect on our consolidated operations and financial position.

ITEM 4. CONTROL OF REGISTRANT

    The institutions listed in the table below reported the following direct holdings of ABN AMRO Holding shares and Preference shares. The figures reflect the holdings as a percentage of the total outstanding common shares and depositary receipts of preference shares at December 31, 1999, respectively. Depositary receipts of preference shares are issued by Stichting
Administratiekantoor ABN AMRO Holding. This foundation held 362,466,011 Preference Shares (99.99%) at year-end 1999.

                                                               % OF TOTAL OUTSTANDING (1)
                                                              -----------------------------
                                                                             DEPOSITARY
                                                              ORDINARY       RECEIPTS OF
                                                               SHARES     PREFERENCE SHARES
                                                              ---------   -----------------
Aegon N.V...................................................     1.07           16.30
Fortis N.V..................................................     0.71           10.33
Delta Lloyd Leven...........................................     0.14            9.90
ING Groep N.V. (2)..........................................    19.27           17.64
Rabobank Nederland..........................................     0.15           10.31
De Zonnewijser (investment fund)............................       --           12.22

------------------------

(1) Other than Stichting Administratiekantoor ABN AMRO Holding, which is also referred to as Stichting, the holders of Preference Shares listed in the table above hold certificates entitling them to the economic benefits of the Preference Shares. The Preference Shares represented by such certificates are held by Stichting and the voting rights in respect of such Preference Shares are held by Stichting. Stichting will, upon request of a certificate holder, issue a proxy to such certificate holder to vote on the Preference Shares at his own discretion, unless certain conditions apply.

(2) The Ordinary Shares owned by ING Groep N.V. may not be voted because ING Groep N.V. has not received a declaration of no objection from the Dutch Ministry of Finance permitting it to vote such shares.

    Stichting holds Preference Shares representing 49.63% of the total capital outstanding on December 31, 1999. Stichting has issued a corresponding number of certificates representing beneficial interest in the Preference Shares, which are listed on the AEX Stock Exchange. The voting rights of the Preference Shares are held by Stichting in its capacity as shareholder. On January 10, 2000, the charter of Stichting was amended in order to enable Stichting to grant proxies to certificate holders to vote on the Preference Shares at their own discretion at a meeting of shareholders. Stichting will issue a proxy upon request of a certificate holder for each meeting of shareholders, unless certain conditions apply, such as a public bid on our shares or any other circumstance which may adversely affect our interest. Voting rights on Preference Shares granted to a certificate holder by proxy will correspond to the amount of certificates held by such certificate holder in relation to the stock price of the ordinary shares at the close of the last trading day of the AEX Stock Exchange in the month preceding the convocation of the shareholders meeting. Stichting will exercise the voting rights on the Preference Shares for which it has not issued a proxy according to their economic value. Because Stichting has undertaken to vote on the Preference Shares in the same manner and pro rata to the votes of the certificate holders who vote by proxy, Stichting can no longer determine the outcome of any shareholder vote. Also, on December 15, 1999 certain changes in Dutch corporate law became effective, which enables proxy solicitation by the Managing Board or certain shareholders of a Dutch company, giving shareholders further ability to exercise their voting rights at shareholder meetings of Dutch companies.

    Stichting is a non-membership organization, i.e., an entity without shareholders or other members that is similar to a trust or foundation, with a self-appointing Managing Board organized under the laws of The Netherlands. As of December 31, 1999, the members of the Managing Board of Stichting were:

NAME                                                     OCCUPATION
----                            ------------------------------------------------------------
P. Schwencke..................  Former Deputy Director of Nederlandsche Participatie
                                Maatschappij N.V.
A. Heeneman...................  Former Group Controller of Shell International Petroleum
                                Ltd.
P. J. Kalff...................  Chairman of the Managing Board of Holding

    Neither Mr. Heeneman nor Mr. Schwencke has any management or other material relationship with Holding or its subsidiaries or other group companies. Under the governing instruments of Stichting, one of the members of the Managing Board of Stichting is the Chairman of the Managing Board of Holding.

    As of December 31, 1999, 99.99% of the Preference Shares were held of record by Stichting. To the extent that Stichting disposes of any Preference Shares held by it, or Holding issues new Preference Shares to any person or entity other than Stichting, Preference Shares only may be held by, in addition to Stichting, (i) natural persons, (ii) Holding or (iii) such other legal entities as are approved by the Managing Board and the Supervisory Board of Holding in connection with a partnership with or takeover of another enterprise by merger or by acquisition of a participating interest or expansion thereof. Except in connection with a transaction of a type described in clause (iii) of the preceding sentence, or a transfer to Holding or Stichting, Preference Shares may not be transferred or issued to an acquiring party if the acquiring party holds more than 1% of the Preference Shares or if the acquiring party would hold more than 1% of the Preference Shares after the acquisition. Any transfer of Preference Shares made in accordance with the foregoing sentence only can be made to a person that is permitted to hold Preference Shares pursuant to the Articles of Association.

    Pursuant to the Articles of Association of Holding, the holder of the one priority share, par value NLG 5.00, the Priority Share, Stichting Prioriteit ABN AMRO Holding, determines the number of members of the Managing Board of Holding, which may not be less than five, and the number of members of the Supervisory Board of Holding, which may not be less than ten. Any shareholders' resolution to amend the Articles of Association of Holding or to dissolve Holding requires not only the approval of the Supervisory Board but also the prior approval of the holder of the Priority Share. Stichting Prioriteit ABN AMRO Holding is a non-membership organization organized under the laws of The Netherlands with a self appointing managing board. Its objective is to protect the interests of Holding and interested parties, including in the event of a hostile takeover attempt. The Managing Board of Stichting Prioriteit ABN AMRO Holding is composed of the members of the Supervisory Board and Managing Board of Holding. Accordingly, the Priority Share and its ownership by Stichting Prioriteit ABN AMRO Holding serve essentially as a mechanism by which the Supervisory Board and the Managing Board may determine their own size and approve or disapprove amendments to the Articles of Association of Holding.

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

ITEM 5. NATURE OF TRADING MARKET

TRADING MARKETS

    The principal trading market for the Ordinary Shares is the AEX Stock Exchange. The Ordinary Shares also are listed on the London, Paris, Brussels, Frankfurt, Hamburg, Dusseldorf, Singapore, New York and The Swiss Stock Exchanges. American Depositary Receipts evidence the ADSs, each of which represents the right to receive one Ordinary Share. As of December 31, 1999, 19,997,080 million Ordinary Shares were held in the form of ADSs. The ADSs are listed on the New York Stock Exchange under the symbol "ABN."

    At December 31, 1999, 1,468,159,769 Ordinary Shares were outstanding, with approximately 58% of the Ordinary Shares held by Dutch investors and the remaining 42% by foreign investors. Major geographical concentrations of holders of Ordinary Shares outside The Netherlands are in the United Kingdom, estimated at 16%, and the United States, estimated at 8%.

    The Ordinary Shares may be held in bearer or registered form. Ordinary Shares may be converted from registered to bearer form, and following approval of the Managing Board may be converted from bearer to registered form. On December 31, 1999, approximately 84% of the outstanding Ordinary Shares were held in bearer form with the balance in registered form.

MARKET PRICE INFORMATION

    The following table sets forth, for the calendar quarters indicated, the high and low daily quoted closing prices for Ordinary Shares as reported in the Official Price List of the AEX Stock Exchange, the high and low prices for the ADSs on the New York Stock Exchange, and the average daily turnover (counting both purchase and sale transactions) of Ordinary Shares on the AEX Stock Exchange. Differences in the rate of change between the prices of Ordinary Shares and the prices of ADSs for the calendar quarters indicated are attributable principally to fluctuations in the U.S. dollar-euro exchange rate.

                                                                              AMERICAN
                                                        ORDINARY             DEPOSITARY
                                                         SHARES                SHARES           AVERAGE DAILY
                                                   -------------------   -------------------       TURNOVER
                                                     HIGH       LOW        HIGH       LOW            AEX
                                                   --------   --------   --------   --------   ----------------
                                                        (IN EUR)              (IN USD)         (IN THOUSANDS OF
                                                                                               ORDINARY SHARES)
1998
First Quarter....................................   22.37      17.56      24.06      18.50          9,242.3
Second Quarter...................................   25.00      20.47      27.44      22.06          8,528.4
Third Quarter....................................   24.23      14.57      26.69      16.63          8,923.7
Fourth Quarter...................................   18.60      12.62      21.94      14.75          9,332.8

1999
First Quarter....................................   20.05      16.40      23.62      19.25         10,080.0
Second Quarter...................................   22.65      19.05      24.19      20.56          8,790.6
Third Quarter....................................   23.45      19.35      24.81      20.87          9,707.4
Fourth Quarter...................................   25.00      20.75      25.75      22.31          7,970.1

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

    Holding has paid an interim and final dividend for each of the last five years. The following table sets forth dividends paid in respect of the Ordinary Shares for 1995 through 1999, as adjusted for the four-for-one stock split effected on May 12, 1997:

                                                                1999       1999       1998       1997       1996       1995
                                                              --------   --------   --------   --------   --------   --------
                                                                USD        EUR        EUR        EUR        EUR        EUR
Interim dividend............................................    0.31       0.30       0.27       0.24       0.20       0.18
Final dividend..............................................    0.48       0.50       0.31       0.30       0.28       0.23
                                                                ----       ----       ----       ----       ----       ----
Total dividend per Ordinary Share...........................    0.79       0.80       0.58       0.54       0.48       0.41
Total dividends per share as a % of net profit per share....               46.5       46.9       45.5       45.4       46.8

------------------------

(1) The interim 1999 dividend has been translated into U.S. dollars at the applicable rate on date of payment, and the final 1999 dividend has been translated into U.S. dollars at the March 31, 2000 exchange rate.

    Both the interim dividend and the final dividend are made available, at the shareholder's option, either wholly in cash or wholly in Ordinary Shares. With respect to the 1999 final dividend, which will be declared during 2000, the value of the cash dividend will be between 2 and 5% higher than the stock dividend. An aggregate of 14,044,630 and 8,339,489 Ordinary Shares were issued with respect to the 1998 final and the 1999 interim dividends, respectively. The 1999 final dividend was announced on February 24, 2000. Elections to receive Ordinary Shares with respect to the 1999 final dividend will be required to be received by Holding during the period May 11 through May 24, 2000 and any Ordinary Shares to be issued in respect of an election will be issued on May 29, 2000. Holding currently intends to offer its shareholders, including its shareholders in the United States, a choice between dividends in cash or in Ordinary Shares (or ADSs) for future dividends.

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

    There are currently no exchange controls in effect in The Netherlands, although the Dutch External Financial Relations Act of March 25, 1994 does authorize the Minister of Finance or the Dutch Central Bank to issue such regulations. Cash dividends payable in Dutch guilders and stock dividends on Netherlands registered shares and bearer shares may be transferred from The Netherlands and converted into any other currency without Dutch legal restrictions. For statistical purposes, such payments and transactions if individually in excess of NLG 25,000 must be reported to the Dutch Central Bank.

    There are currently no other limitations under Dutch law affecting the remittance of dividends or other payments to non-resident holders of Holding securities (except, in respect of residents of Iraq, Serbia and the Federal Republic of Yugoslavia in order to comply with United Nations and European Union sanctions).

ITEM 7. TAXATION

    The following is a summary of the principal and material Dutch tax and U.S. federal income tax consequences for holders of Ordinary Shares or ADRs of Holding and, in particular, for U.S. Shareholders, as defined below. The descriptions of the Dutch tax laws and U.S. federal income tax laws and practices set forth below are based on the statutes, treaties, regulations, rulings, judicial decisions and other authorities in force and applied in practice on the date hereof, all of which are subject to change, retroactively as well as prospectively.

    For purposes of this description, a "Shareholder" is a holder of Ordinary Shares or ADRs that does not own a "substantial interest" or a "deemed substantial interest" in Holding. The circumstances under which a "substantial interest" exists include where a holder alone or together with his/her spouse, his/her spouse or any other certain of their close relatives holds/hold or has/have held during the past five years at least 5% of the issued share capital, at least 5% of a certain class of shares or options giving right to acquire at least 5% of the issued share capital or of a certain class of shares of Holding. For purposes of this description, a "U.S. Shareholder" is a Shareholder of Ordinary Shares or ADRs who is a "U.S. Person," which means an individual citizen or resident of the United States or a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof. A "U.S. Person" also means an estate the income of which is subject to U.S. federal income taxation regardless of its source or a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

    In general, for Dutch tax and U.S. federal income tax purposes, U.S. Shareholders of ADRs will be treated as the beneficial owners of the Ordinary Shares represented by such American Depositary Receipts.

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

    The current convention between The Netherlands and the United States for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income became effective as of January 1, 1994, which is known as the 1992 Treaty.

    A U.S. Shareholder can only claim the benefits of the 1992 Treaty if such person is a resident of the United States, as defined in the 1992 Treaty, and such person's entitlement to such benefits is not limited by the limitations on benefits provisions of Article 26 of the 1992 Treaty (treaty shopping rules). Under the 1992 Treaty, dividends paid by Holding to such U.S. Shareholder are generally eligible for a reduction of the 25% withholding tax to 15%, provided that such U.S. Shareholder does not carry on a business in The Netherlands through a permanent establishment or permanent representative (other than an independent broker acting in the ordinary course of its business) to which or to whom the Ordinary Shares or ADRs are attributable. If and to the extent the Ordinary Shares or ADRs are attributable to such permanent establishment or permanent representative, Dutch withholding tax will, depending on the particular circumstances, amount to 25%.

NET WEALTH TAX

    Shareholders will not be subject to Dutch net wealth tax in respect of the Ordinary Shares or ADRs, provided that such holder is not an individual or, if he or she is an individual, provided that:

    - such holder is not a resident or a deemed resident of The Netherlands; or

    - such holder does not have an enterprise or an interest in an enterprise, which carries on a business in The Netherlands through a permanent establishment or a permanent representative to which or to whom the Ordinary Shares or ADRs are attributable.

TAXES ON INCOME AND CAPITAL GAINS

    A Shareholder will not be subject to Dutch taxes on income or capital gains derived from Ordinary Shares or ADRs provided that the conditions of the preceding paragraph are met.

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

UNITED STATES FEDERAL INCOME TAX

    This summary of principal United States federal income tax consequences of an investment by a U.S. Shareholder in Ordinary Shares or ADRs does not discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under U.S. tax laws, such as banks, insurance companies, dealers and tax-exempt entities, and persons for whom the U.S. dollar is not their functional currency.

    Distributions (whether in cash or stock), to the extent paid out of the current or accumulated earnings and profits of Holding, as determined under U.S. tax accounting principles, will be treated as dividends for U.S. federal income tax purposes. Such dividends (including Dutch withholding taxes deducted therefrom) will be taxed to U.S. Shareholders as ordinary income and will not be eligible for the dividends-received deduction generally available to corporate U.S. Shareholders. In addition, such dividends generally will be considered dividends from sources outside of the United States for foreign tax credit purposes and "passive income" or "financial services income" for purposes of the foreign tax credit basket. Such dividends will not be subject to U.S. federal withholding tax and generally will not be subject to U.S. Rules federal income tax in the hands of persons who are not U.S. Shareholders unless such dividends are effectively connected with the conduct of a trade or business in the United States. Distributions in excess of current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. Shareholder's basis in the Ordinary Shares and ADRs and thereafter as capital gain.

    Distributions on Ordinary Shares and ADRs will be made by Holding in euros. It is anticipated that the Depositary will, in the ordinary course, convert euros received by it as distributions on the ADRs into U.S. dollars. To the extent that the Depositary does not convert the euros into U.S. dollars at the time that a U.S. Shareholder is required to take the distribution into account for U.S. federal income tax purposes, a U.S. Shareholder may recognize foreign exchange gain or loss on the later conversion of the euros into U.S. dollars, which will generally be treated as U.S.-source ordinary income or loss. The gain or loss recognized will generally be based upon the difference between the exchange rate in effect when the euros are actually converted and the "spot" exchange rate in effect at the time the distribution is taken into account.

    As discussed above, a resident of the United States may be entitled under the 1992 Treaty to a reduction of the Dutch dividend withholding tax rate. See "Dutch Taxation--Withholding Tax on Dividends." A U.S. Shareholder may, subject to limitations and conditions under the U.S. Internal Revenue Code, credit against his, her or its U.S. federal income tax liability or, alternatively, deduct from his, her or its U.S. federal taxable income, the amount of any Dutch withholding taxes. However, to the extent that Holding is treated for Dutch tax purposes as (i) having paid a dividend on Ordinary Shares or ADRs out of income that it received from its non-Dutch subsidiaries and/or foreign branches and
(ii) being entitled to a credit for Dutch tax purposes for non-Dutch taxes attributable to such income, it is possible the Internal Revenue Service will take the position that the amount of the Dutch withholding tax that may be credited or deducted by a U.S. Shareholder is less than the amount actually withheld. The amount of the credit that Holding may receive is limited, however, so that, for example, a U.S. Shareholder entitled to the 15% dividend withholding rate under the 1992 Treaty would in no event be treated for U.S. foreign tax credit purposes as having paid a withholding tax of less than 12%. U.S. Shareholders should consult their own tax advisors concerning the availability of a foreign tax credit with respect to the credit that Holding received for the 1999 dividend. Holding intends to notify its U.S. shareholders of the extent to which the Dutch withholding tax on their dividends may be affected.

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

    Based on the manner in which it currently operates its business, Holding has determined that it is not a passive foreign investment company for U.S. federal income tax purposes. If, however, it were determined to be such a company, then certain U.S. Shareholders may, with respect to their Ordinary Shares and ADRs, have to (i) pay an interest charge on distributions and gains that are deemed as having been deferred and/or (ii) recognize ordinary income on dispositions that, but for the passive foreign investment company provisions, would have been treated as long-term or short-term capital gain.

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

    In general, payment of the proceeds from the sale of Ordinary Shares or ADRs by or through the U.S. office of a broker is subject to both backup withholding and information reporting unless the holder or beneficial owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Information reporting and backup withholding generally will not apply to a payment of the proceeds of a sale of Ordinary Shares or ADRs by or through an office outside the United States of a non-U.S. broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of Ordinary Shares or ADRs by or through an office outside the United States of a broker (i) that is a U.S. Person, (ii) that derives 50% or more of its gross income for a specified three-year period from the conduct of a trade or business in the United States, (iii) that is a "controlled foreign corporation" as to the United States or (iv) with respect to payments made after December 31, 2000, that is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. Persons who, in the aggregate, hold more than 50% of the income or capital interests in the Partnership or if, at any time during its tax year, such foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its records that the holder or beneficial owner is a non-U.S. Person or the holder or beneficial owner otherwise establishes an exemption.

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

ITEM 8. SELECTED FINANCIAL DATA

    The selected financial data set forth below have been derived from our audited consolidated financial statements. Our consolidated financial statements for each of the five years ended December 31, 1999 have been audited by Ernst & Young Accountants, independent auditors. These selected financial data should be read in conjunction with and are qualified by reference to the Consolidated Financial Statements and notes thereto for 1997, 1998 and 1999 included elsewhere in this Report.

    Our financial statements have been prepared in accordance with Dutch GAAP, which varies in certain significant respects from U.S. GAAP. For a discussion of the differences and a reconciliation of certain Dutch GAAP amounts to U.S. GAAP, see note 43 to the Consolidated Financial Statements. For selected financial data in accordance with U.S. GAAP, see page 62.

SELECTED CONSOLIDATED INCOME STATEMENT DATA

                                           1999         1999        1998        1997        1996        1995
                                       ------------   ---------   ---------   ---------   ---------   --------
                                       (IN MILLIONS                     (IN MILLIONS OF EUR
                                        OF USD)(1)                     EXCEPT PER SHARE DATA)
Net interest revenue.................      9,195       8,687       7,198       6,294       5,230      4,645
Net commissions......................      4,715       4,455       3,388       2,846       2,249      1,899
Results from financial
  transactions.......................      1,454       1,374       1,153       1,105         854        544
Other revenue........................      1,071       1,011         799         540         330        266
Total revenue........................     16,435      15,527      12,538      10,785       8,663      7,354
Operating expenses...................     11,230      10,609       8,704       7,450       5,867      4,962
Provision for loan losses............        691         653         941         547         569        328
(Release from)/Addition to Fund for
  general banking risks..............        (21)        (20)       (101)        179          66        308
Operating profit before taxes........      4,499       4,250       2,897       2,626       2,175      1,743
Net profit...........................      2,720       2,570       1,828       1,748       1,499      1,187
Net profit attributable to Ordinary
  Shares.............................      2,636       2,490       1,747       1,666       1,414      1,075
Dividends on Ordinary Shares.........      1,238       1,170         825         762         648        510

PER SHARE FINANCIAL DATA
Average number of Ordinary Shares
  outstanding (in millions) (2)......                  1,451.6     1,422.1     1,388.7     1,346.3    1,232.4
Net profit per Ordinary Share (in
  EUR) (2)(3)........................                      1.72        1.23        1.20        1.05       0.87
Fully diluted net profit per Ordinary
  Share (in EUR) (2)(3)..............                      1.71        1.22        1.19        1.03       0.83
Dividend per Ordinary Share (in EUR)
  (2)(3).............................                      0.80        0.58        0.54        0.48       0.41
Net profit per ADS (in USD)
  (2)(3)(4)..........................                      1.82        1.37        1.35        1.37       1.21
Dividend per ADS (in USD)
  (2)(3)(5)..........................                      0.79        0.67        0.58        0.58       0.54

------------------------

(1) Euro amounts have been translated into U.S. dollars at the rate equal to the average of the month-end rates for 1999.

(2) All Ordinary Share and per share data have been retroactively adjusted for a four-for-one stock split of the Ordinary Shares effected on May 12, 1997.

(3) Adjusted for increases in share capital, as applicable.

(4) This item has been translated into U.S. dollars at the rate equal to the average of the month-end rates for the applicable year.

(5) This item has been translated into U.S. dollars at the applicable rate on the date of payment, other than for the 1999 final dividend, which has been translated into U.S. dollars at the March 31, 2000 exchange rate.

SELECTED CONSOLIDATED BALANCE SHEET DATA

                                    1999          1999          1998         1997         1996         1995
                                ------------   -----------   ----------   ----------   ----------   ----------
                                (IN MILLIONS                         (IN MILLIONS OF EUR
                                 OF USD)(1)                        EXCEPT PER SHARE DATA)
ASSETS
Banks.........................     47,433       47,201        60,894       63,613       54,580       59,596
Loans.........................    261,002      259,723       220,512      201,106      150,474      132,810
Interest-bearing securities...     93,039       92,583       106,067       75,007       46,020       34,750
Total assets..................    460,139      457,884       432,083      379,560      271,938      248,003

LIABILITIES
Banks.........................     81,388       80,990       104,898       94,598       71,510       65,548
Total customer accounts.......    231,125      229,992       205,554      180,012      125,569      119,326
Debt securities...............     54,495       54,228        37,947       41,110       33,767       27,999

CAPITALIZATION
Fund for general banking
  risks.......................      1,238        1,232         1,140        1,127          907           --
Shareholders' equity..........     12,046       11,987        10,723       11,728       11,334        9,189
Minority interests............      4,969        4,945         3,530        2,054          955          692
Subordinated debt.............     10,770       10,717         8,980        9,121        6,947        5,310
                                  -------      -----------   ----------   ----------   ----------   ----------
Group capital.................     29,023       28,881        24,373       24,030       20,143       15,191

PER SHARE FINANCIAL DATA
Ordinary Shares outstanding
  (in millions)(2)............                   1,465.5       1,438.1      1,405.6      1,364.5      1,255.6
Shareholders' equity per
  Ordinary Share (in
  EUR)(2).....................                       7.59          6.85         7.71         7.62         6.21
Shareholders' equity per ADS
  (in USD)(2)(3)..............                       7.63          8.01         8.42         9.71         8.54

------------------------

(1) Euro amounts have been translated into U.S. dollars at an exchange rate of $1.00 = EUR 0.9951, the exchange rate on December 31, 1999.

(2) All Ordinary Share and per share data have been retroactively adjusted for a four-for-one stock split of the Ordinary Shares effected on May 12, 1997.

(3) This item has been translated into U.S. dollars at the applicable year-end rate.

SELECTED RATIOS

                                                            1999       1998       1997       1996       1995
                                                          --------   --------   --------   --------   --------
                                                                            (IN PERCENTAGES)
PROFITABILITY RATIOS
Net interest margin(1)..................................     2.1        1.7         1.9       2.0        2.1
Non-interest revenue to total revenue...................    44.1       42.6        41.6      39.6       36.8
Efficiency ratio(2).....................................    68.3       69.4        69.1      67.7       67.5
Return on average total assets(3).......................    0.56       0.41        0.49      0.52       0.49
Return on average Ordinary Shareholders' equity(4)......    23.7       16.9        15.7      16.4       13.9

CAPITAL RATIOS
Average shareholders' equity on average total assets....    2.43       2.71        3.21      3.39       3.61
Dividend payout ratio(5)................................    46.5       46.9        45.5      45.4       46.8
Tier 1 capital ratio(6).................................    7.20       6.94        6.96      7.21       6.51
Total capital ratio(6)..................................   10.86      10.48       10.65     10.89      10.80

CREDIT QUALITY RATIOS
Specific provision for loan losses (net) to private
  sector loans (gross)(7)(8)(9).........................    0.32       0.35        0.36      0.46       0.31
Nonperforming loans to private sector loans
  (gross)(8)(10)........................................    2.26       2.39        1.59      1.87       2.14
Specific allowance for loan losses to private sector
  loans (gross)(8)(11)..................................    2.11       2.25        1.74      1.75       1.96
Specific allowance for loans losses to nonperforming
  loans (gross)(8)(11)..................................    93.0       93.9       109.4      93.5       91.5
Write-offs to private sector loans (gross)(8)...........    0.36       0.29        0.28      0.55       0.47

------------------------

(1) Net interest revenue as a percentage of average interest- earning assets.

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

(9) Excludes additions to and releases from the Fund for general banking risks for 1999, 1998, 1997 and 1996 or the addition to the provision for general contingencies for 1995.

(10) Nonperforming loans are non-accrual loans and nonperforming loans for which interest has been suspended. See Item 1--"Description of Business--Selected Statistical Information--Doubtful Loans."

(11) Excludes the amount of the Fund for general banking risks for 1999, 1998, 1997 and 1996 and the provision for general contingencies for 1995.

APPROXIMATE AMOUNTS IN ACCORDANCE WITH U.S. GAAP

                                         1999                   1999                 1998
                                 ---------------------   ------------------   ------------------
                                  (IN MILLIONS OF USD              (IN MILLIONS OF EUR
                                 EXCEPT SHARE DATA)(1)             EXCEPT SHARE DATA)
Net interest revenue...........             8,167                 7,716                6,073
Other revenue..................             7,169                 6,773                5,979
Total revenue..................            15,336                14,489               12,052
Pre-tax profit.................             3,741                 3,534                3,133
Net profit.....................             2,065                 1,951                1,912
Shareholders' equity...........            17,600                17,514               17,058
Minority interests.............             4,978                 4,954                3,530
Total assets...................           472,988               470,670              447,580
Basic earnings per Ordinary
  Share(2).....................              1.37                  1.29                 1.29
Diluted earnings per Ordinary
  Share(2).....................              1.36                  1.28                 1.28
Basic earnings per ADS (in
  USD)(2)(3)...................                --                  1.37                 1.43
Shareholders' equity per
  Ordinary Share(2)............             11.42                 11.36                11.25
Shareholders' equity per ADS
  (in USD)(2)(4)...............                --                 11.42                13.15

------------------------

(1) Euro amounts for income statement items have been translated into U.S. dollars at the rate equal to the average of the month-end rates for 1999 and for balance sheet items at an exchange rate of $1.00 = EUR 0.9951, the exchange rate on December 31, 1999.

(2) Per share data have been retroactively adjusted for a four-for-one stock split of the Ordinary Shares effected on May 12, 1997.

(3) This item has been translated into U.S. dollars at the rate equal to the average of the month-end rates for the applicable year.

(4) This item has been translated into U.S. dollars at the applicable year-end rate.

SELECTED RATIOS IN ACCORDANCE WITH U.S. GAAP

                                                                1999       1998
                                                              --------   --------
                                                               (IN PERCENTAGES)
PROFITABILITY RATIOS
Net interest margin.........................................     2.0        1.7
Non-interest revenue to total revenue.......................    46.7       49.6
Efficiency ratio (excluding goodwill amortization)..........    70.2       67.5
Return on average total assets..............................     0.43       0.41
Return on average Ordinary Shareholders' equity.............    11.3       11.8

CREDIT QUALITY RATIOS
Provision for loan losses (net) to private sector loans
  (gross)(1)................................................     0.31       0.29
Nonperforming loans to private sector loans (gross).........     2.26       2.39
Allowances for loan losses to private sector loans
  (gross)(2)................................................     3.00       3.20
Allowances for loan losses to nonperforming loans(2)........   132.6      133.9
Write-offs to private sector loans (gross)..................     0.36       0.29

------------------------

(1) Includes additions to/releases from the Fund for general banking risks. See note 43 to the Consolidated Financial Statements.

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

INTRODUCTION

    The Bank and its numerous subsidiaries are organized into three operating divisions, the Netherlands Division, the International Division and the Investment Banking Division. Commencing in 2000 the Netherlands Division will be incorporated into a newly established European Division, which will also include all branches and subsidiaries in EU-countries and Switzerland that were previously in the International Division. The Bank also owns ABN AMRO Lease Holding, an independently managed subsidiary. The costs of the Bank's support divisions, including the Risk Management Division, the Resource Management Division and the corporate policy support units, have been fully allocated to the three operating divisions based upon the Bank's internal management evaluations. Because our business is diverse and our operations are integrated, it is impractical to segregate the assets and contributions of each operating division with precision. As a result, estimates and judgments have been made to apportion balance sheet and revenue and expense items.

    In 1999, we continued to make progress in implementing our growth strategy, which contemplates expansion in selected markets with significant long-term growth and profitability potential. During 1999, we acquired a 9.65% interest in Banca di Roma, a major Italian banking group for a purchase price of approximately EUR 0.74 billion. During 1999, ABN AMRO also acquired a 5.71% interest in Banca Nazionale dell'Argricoltura, a full service commercial bank with 273 branches in Northern and Central Italy, for a purchase price of EUR 58 million and a 4.9% interest in Interbanca SpA, a Milan based merchant bank of which the majority is controlled by Banca Antoniana Populare Veneta, for a purchase price of EUR 28 million. In addition, we increased our controlling interest in Banco Real to 70% for an additional EUR 395 million. We also acquired a controlling interest in the Great Pacific Savings Bank in the Philippines for EUR 10 million and Bank of America's consumer banking businesses in India, Singapore and Taiwan for EUR 84 million. In August 1999, we made an offer, for up to a total of EUR 1.2 billion, to purchase all of the outstanding shares of Bouwfonds, a Dutch mortgage and real estate institution. The offer was declared unconditional in January 2000 and has been accepted by all of the shareholders of Bouwfonds.

    In 1998, the Bank also consummated a number of acquisitions. In Brazil, the Bank acquired a controlling interest in Banco Real, the fourth-largest privately held bank in the country, for a purchase price of approximately EUR
2.1 billion. We also acquired Bandepe in Brazil in November 1998, for a purchase price of EUR 132 million. In Asia, we acquired a majority interest in Bank of Asia, a bank based in Thailand, for an initial purchase price of EUR 162 million, subject to adjustment based on Bank of Asia's net book at year-end 1999. The Bank's position in Australia and New Zealand was enhanced through the acquisition of the local investment banking operations of BZW, for a purchase price of EUR 81 million. The Bank also purchased the remaining interests in its Asian securities subsidiary, ABN AMRO Asia Ltd., for a purchase price of EUR 188 million.

    Our earnings and business are affected by general economic conditions, the performance of the financial markets, interest rate levels, currency exchange rates, changes in laws, regulations, and the policies of central banks, particularly the Dutch Central Bank, the European Central Bank, the Federal Reserve Board and the Brazilian Central Bank, and competitive factors, in each case on a global, regional and/or national basis. For instance, changes in general economic conditions, the performance of financial markets, interest rate levels and the policies and regulations of central banks may affect, positively or negatively, our financial performance by affecting the demand for our products and services, reducing the credit quality of borrowers and counterparties and putting pressure on our loan loss reserves, changing the interest rate margin realized by the Bank between its lending and borrowing costs, changing the value of our investment and trading portfolios and putting pressure on its risk management systems. Changes in currency rates, particularly in the U.S. dollar-euro exchange rate, affect earnings reported by our foreign operations, and may affect revenues earned from foreign exchange dealing. Changes in regulatory policies may significantly increase the cost of compliance.

    We have economic, financial market, credit, legal and other specialists who monitor economic and market conditions and government policies and actions. However, because it is difficult to predict with accuracy changes in economic or market conditions or in governmental policies and actions, it is difficult for us to anticipate the effects that such changes could have on its financial performance and business operations.

THE EURO

    On January 1, 1999, eleven EU countries, including The Netherlands, embraced the euro and relinquished their monetary independence. We are striving to become a leading bank in the euro, both inside and outside Europe, in an increasingly competitive market.

    New euro-related products and initiatives were developed in a range of different fields during 1999. In addition, we assigned top priority to services aimed at the conversion of customer-related systems. The Bank opted to adjust its internal systems in a manner that enables its customers all over the world to enjoy maximum flexibility in timing the conversion of their contracts and accounts. The conversion is being carried out free of charge for all the Bank's customer groups.

E-COMMERCE INITIATIVE

    In 1999, we increased investment in e-commerce substantially. The strategy is based on complete integration of e-commerce into our current activities throughout the global network. In order to realize our e-commerce ambitions, the Managing Board has approved further investments, increasing to around
EUR 1.8 billion in the coming years. We developed a governance model for e-commerce development to improve the use of e-commerce opportunities, which includes creating a new Directorate General for e-commerce whose task is to facilitate all of our e-commerce initiatives, to stimulate initiatives in new markets and to increase our effectiveness by leveraging our e-commerce resources worldwide. The Directorate General for e-commerce will also secure funding for major e-commerce initiatives.

    Major initiatives to which we have committed so far include the launch of an Internet e-broker service as part of the positioning of e-banking in Europe, the U.S. Midwest and Brazil. We are currently involved in approximately 100 e-commerce projects. For example, in the business-to-business segment, we will launch a service targeted at small- and medium-sized enterprises internationally. The service is intended to lower trade barriers to these companies by opening up global supplier and buyer information. These enterprises will receive additional support from other initiatives in which we are participating, such as Identrus, which addresses financial and identification issues that arise when trading internationally. Other alliances with third parties are Trade-on-Line and Bex.Com. Over the past year, we have invested a total of over EUR 200 million in private equity investments and strategic alliances.

FINANCIAL OVERVIEW

    The following tables provide an analysis of our total revenue, operating profit before taxes, total assets, risk-weighted assets and offices and branches by operating division and independent subsidiary for each of the three most recently completed years.

                                                                                                OPERATING PROFIT
                                                                TOTAL REVENUE                     BEFORE TAXES
                                                        ------------------------------   ------------------------------
                                                          1999       1998       1997       1999       1998       1997
                                                        --------   --------   --------   --------   --------   --------
                                                                             (IN MILLIONS OF EUR)
Netherlands Division..................................    3,989      3,717      3,325     1,369      1,157      1,007
International Division
  Europe (excluding The Netherlands)..................    1,590      1,455      1,229       353        339        280
  North America.......................................    3,706      3,238      2,721     1,129        976        682
  Latin America and the Caribbean.....................    2,289      1,073        730       576        235        248
  Middle East and Africa..............................      139        119         99       (52)        45         28
  Asia/Pacific........................................      915        719        516       200        (20)         5
                                                         ------     ------     ------     -----      -----      -----
                                                          8,639      6,604      5,295     2,206      1,575      1,243
Investment Banking Division...........................    2,347      1,779      1,764       502        246        399
                                                         ------     ------     ------     -----      -----      -----
  Subtotal............................................   14,975     12,100     10,384     4,077      2,978      2,649
ABN AMRO Lease Holding................................      552        438        401       128        121        108
Unallocated result....................................                                       25       (303)        48
Addition to Fund for general banking risks/Provision
  for general contingencies...........................                                       20        101       (179)
                                                         ------     ------     ------     -----      -----      -----
ABN AMRO..............................................   15,527     12,538     10,785     4,250      2,897      2,626
                                                         ======     ======     ======     =====      =====      =====

                                                        TOTAL ASSETS               RISK-WEIGHTED ASSETS(1)
                                                      AT DECEMBER 31,                  AT DECEMBER 31,
                                               ------------------------------   ------------------------------
                                                 1999       1998       1997       1999       1998       1997
                                               --------   --------   --------   --------   --------   --------
                                                                    (IN MILLIONS OF EUR)
Netherlands Division.........................   99,886     89,823     83,330     74,901     67,294     65,349
International Division
  Europe (excluding The Netherlands).........   46,518     38,614     40,284     30,478     26,317     26,411
  North America..............................  133,926    106,561     91,601     74,722     60,183     57,554
  Latin America and the Caribbean............   16,209     20,385      7,125     12,504     13,673      6,405
  Middle East and Africa.....................    3,006      2,685      2,296      2,165      1,739      1,238
  Asia/Pacific...............................   42,035     40,426     34,748     23,196     17,856     17,740
                                               -------    -------    -------    -------    -------    -------
                                               241,694    208,671    176,054    143,065    119,768    109,348
Investment Banking Division..................  107,833    126,820    114,606     20,473     22,362     28,655
                                               -------    -------    -------    -------    -------    -------
  Subtotal...................................  449,413    425,314    373,990    238,439    209,424    203,352
ABN AMRO Lease Holding.......................    8,471      6,769      5,570      7,935      6,345      5,298
                                               -------    -------    -------    -------    -------    -------
ABN AMRO.....................................  457,884    432,083    379,560    246,374    215,769    208,650
                                               =======    =======    =======    =======    =======    =======

------------------------

(1) Risk-weighted assets are the value of balance sheet assets and off-balance sheet items weighted for risk in accordance with applicable regulatory requirements.

                                                        FULL-TIME EQUIVALENT STAFF          OFFICES AND BRANCHES
                                                      ------------------------------   ------------------------------
                                                             AT DECEMBER 31,                  AT DECEMBER 31,
                                                      ------------------------------   ------------------------------
                                                        1999       1998       1997       1999       1998       1997
                                                      --------   --------   --------   --------   --------   --------
Netherlands Division................................   25,634     25,369     24,093       915        937        962
International Division
  Europe (excluding The Netherlands)................    8,905      9,100      8,465       175        177        173
  North America.....................................   18,978     18,768     17,099       445        443        439
  Latin America and the Caribbean...................   23,550     26,989      5,183     1,716      1,704        121
  Middle East and Africa............................    1,243      1,145      1,062        70         70         70
  Asia/Pacific......................................    9,162      7,133      4,108       200        176         53
  Central Staff.....................................      325        303        355        --         --         --
                                                      -------    -------     ------     -----      -----      -----
                                                       62,163     63,438     36,272     2,606      2,570        856
Investment Banking Division.........................    7,512      7,277      6,309        69         61         58
of which included in International Division.........                                      (38)       (19)       (18)
Other divisions and group staff.....................    5,268      4,947      4,642        --         --         --
                                                      -------    -------     ------     -----      -----      -----
  Subtotal..........................................  100,577    101,031     71,316     3,552      3,549      1,858
ABN AMRO Lease Holding..............................    5,278      4,795      3,619        37         34         30
                                                      -------    -------     ------     -----      -----      -----
ABN AMRO............................................  105,855    105,826     74,935     3,589      3,583      1,888
                                                      =======    =======     ======     =====      =====      =====

RESULTS OF OPERATIONS

    1999 profit was far above the record level of 1998 as a result of strong contributions from all divisions. Net profit for 1999 improved by EUR
742 million or 40.6% to EUR 2,570 million from EUR 1,828 million in 1998, which in turn represented a EUR 80 million or 4.5% increase from 1997. Profit increased in 1999 as our company benefited from the acquisition of Banco Real and from generally favorable economic and market conditions in most of the principal regions in which we operate, particularly in the United States and The Netherlands, although the devaluation in 1999 of the Brazilian real has had an impact on our real denominated earnings. Profit also grew in 1998 due to a strong first half of the year, although, in the second half, results were also affected by the turmoil in Russia and its impact on several other financial markets, notably South America. Although economic conditions in the United States, The Netherlands and most of the rest of Europe continue to appear favorable at present, financial markets can be volatile, as demonstrated by events in Latin America, Asia and Russia over the last few years, and there can be no assurance that the current combination of strong growth, relatively stable interest rates and near record stock market prices in many of the principal economies in which we operate will continue.

    During 1999, revenues increased by EUR 2,989 million or 23.8% to EUR
15,527 million as compared to EUR 12,538 million in 1998 (a 16.2% increase in 1998 compared to 1997). Operating expenses increased by EUR 1,905 million or 21.9% to EUR 10,609 million as compared to EUR 8,704 million in 1998, which was a 16.8% increase compared to 1997. The increase in revenues resulted from higher interest revenues, higher provision income, lower provision for loan losses and lower (negative) adjustments of fixed financial assets. Operating expenses increased at a lower level than revenues due to tighter cost control. The increase in operating expenses was caused by higher staff costs, particularly salary increases and bonuses, higher IT-expenditure and rising facility costs, particularly an increase in rent and energy costs.

    The provision for loan losses decreased 30.6% from 1998 levels to EUR
653 million, reflecting decreased cross border provisions. The provision for loan losses had increased 72.0% in 1998 from 1997 levels to EUR 941 million, reflecting losses due to payment problems of Russian Banks and increased cross border exposure to a number of countries, including Indonesia, Thailand and Pakistan. Our efficiency ratio, which is operating expenses as a percentage of total revenue, improved to 68.3% in

1999 from 69.4% in 1998, as compared to 69.1% in 1997. Acquisition and exchange rate movements had a minor impact on pre-tax profits for 1999.

    After taking into account Preference Share and Convertible Preference Share dividends, in 1999, profit available for distribution to Ordinary Shares increased 42.5% to EUR 2,490 million from EUR 1,747 million in 1998, which in turn was a 4.8% increase from 1997. Net profit per Ordinary Share was EUR 1.72 and EUR 1.23 in 1999 and 1998, respectively, an increase of 39.8% and 2.7%, respectively, from prior year levels after taking into account the increase in the average number of Ordinary Shares outstanding from 1,388.7 million in 1997 to 1,422.1 million in 1998 and to 1,451.6 million in 1999.

    Our Managing Board has established long-term financial objectives that include average annual growth in earnings per Ordinary Share of at least 10.0%, average annual growth in net profit of at least 12.5% and return on shareholders' equity of at least 18.0%, based on Dutch GAAP. On the basis of the present favorable economic prospects worldwide, our Managing Board expects us to outperform our financial targets in 2000 as well. However, there can be no assurance that such objectives will be achieved. In light of the volatility of financial markets, our financial performance may fluctuate from period to period.

NET INTEREST REVENUE

    Net interest revenue rose by EUR 1,489 million or 20.7% to EUR
8,687 million as compared to 1998. The total net interest margin for The Netherlands Division was fractionally lower compared to 3.0% in 1998, although both retail and commercial lending volume grew substantially. In the International Division, interest revenue grew, up 29.5%, due to the acquisitions in Brazil and internal growth in U.S. operations.

    In 1998, net interest revenue rose by EUR 904 million or 14.4% to EUR
7,198 million as compared to 1997. The Netherlands Division's guilder net interest margin was at 3.0%, the same level as in 1997. Retail lending volume grew in The Netherlands by 19.4%, while commercial lending decreased by 0.6%. In the International Division, strong volume growth, up 9.6%, due to the acquisitions in Brazil and Thailand and commercial loan growth in U.S. operations, more than offset a slightly narrower net interest margin.

NET COMMISSIONS

    In 1999, net commissions, which consist of revenue from payment services, securities, letters of credit and other financial guarantees and commissions generated from the sale of insurance policies, rose by EUR 1,067 million to EUR 4,455 million, or 31.5% as compared to 1998. The increase was attributable to the contribution of Banco Real and increases in commissions on securities and payment services and asset management and trust fee income.

    In 1998, net commissions rose by EUR 542 million or 19.1% as compared to 1997. In particular, securities commissions increased 17.0%, reflecting the continuation of the generally favorable conditions in the financial markets in Europe and the United States. Payment services commissions and asset management and trust fee income also showed a significant increase.

RESULTS FROM FINANCIAL TRANSACTIONS

    Results from financial transactions, which reflect primarily securities, foreign exchange and derivatives trading, increased EUR 221 million or 19.2% to EUR 1,374 million in 1999. Results from financial transactions increased primarily due to improved performance from trading in emerging market debt instruments, which went from a 1998 loss of EUR 139 million to a profit of EUR 41 million in 1999. Derivatives trading produced higher revenue as well, increasing EUR 183 million or 97.3%. However, these increases were partially offset by the results from securities trading, which fell by EUR 110 million as a result of lower performance in fixed income bond trading.

    In 1998, results from financial transactions increased EUR 48 million or 4.3% to EUR 1,153 million, compared to 1997. Results from financial transactions were depressed by a loss of EUR 139 million on trading in emerging market debt instruments, following the Russian financial crisis in the second half of 1998. Results from securities trading were up EUR 138 million, however, reflecting favorable financial markets in the developed economies. Foreign exchange dealing also produced higher revenue, rising EUR 98 million or 22.5%, as the Bank benefited from the increased volatility of various currency markets, notably in emerging economies. Results from derivatives were at approximately the same level as in 1997.

OTHER REVENUE

    Other revenues, which consist principally of results from mortgage origination fees, mortgage servicing fees, leasing activities, participating interests, insurance activities and securitizations, increased by EUR
212 million or 26.5% primarily due to the full year consolidation of Banco Real and from the Bank's U.S. mortgage business, which is the eighth largest originator of mortgage loans in the United States. Revenue from securities and participating interests, rose by EUR 9 million, primarily from the sale of several minority interests. Other revenues increased by EUR 259 million or 48.1% in 1998 over 1997 levels due primarily to an increase in the Bank's U.S. mortgage business.

OPERATING EXPENSES

    Operating expenses, which consists of staff costs, other administrative expenses and depreciation, increased in 1999 by EUR 1,905 million or 21.9% to EUR 10,609 million. If the impact of acquisitions and higher exchange rates are excluded, the increase was 9.9%. Among the factors increasing expenses were robust internal growth, several information technology projects and higher performance-related bonuses. Global Transaction Services and the Year 2000 preparations continued to generate considerable IT activity as well.

    Operating expenses increased in 1998 by EUR 1,254 million or 16.8% to EUR 8,704 million from 1997 levels. The underlying factors included significant internal growth, several information technology projects, including the Global Transaction Services project and Year 2000 preparation, on which we spent more than EUR 91 million in 1998, and higher performance related bonuses, notably in the United States. The investment for the euro also was substantial in 1998, approximately EUR 170 million.

    In 1999, staffing costs increased by 23.9% to EUR 5,768 million. In 1998, staffing costs increased by 18.6% to EUR 4,656 million. The full-time equivalent work force, including temporary staff, increased by only 29 during 1999 to 105,855 at December 31, 1999 after increasing in 1998 by 41.2% to 105,826 at December 31, 1998. During 1999, the full-time work force in the International Division decreased by 2%, mainly due to a new method being used by Banco Real to calculate part-time employees and holiday workers, which resulted in a decrease in the number of Banco Real employees. This decrease was partially offset by an increase in staff in Asia as a result of the integration of the acquired consumer banking activities from Bank of America in Taiwan, India and Singapore. The Investment Banking and the Netherlands Divisions slightly increased their full-time equivalent work forces by 3.2% and 1.0%, respectively, mainly due to organic growth. During 1998, the full-time work force in the Investment Banking and International Divisions increased 14.8% and 75.0%, respectively, reflecting the acquisitions of Banco Real, Bank of Asia and Bandepe and continuing expansion of the Bank's international and investment banking activities. The Netherlands Division increased its full-time equivalent work force 4.7% during 1998, principally to expand the delivery of products and services to clients.

    Other administrative expenses, which consist of office overhead, automation costs, advertising costs and other general expenses, increased EUR 660 million or 19.5% during 1999 to EUR 4,041 million, after increasing EUR 399 million or 13.4% during 1998 to EUR 3,381 million. Information technology, housing and consulting costs in particular increased in both 1998 and 1999 as a result of a variety of automation and efficiency efforts. Non-recurring expenses partly caused administrative expenses to increase in both years.

PROVISION FOR LOAN LOSSES

    Provision for loan losses fell from EUR 941 million in 1998 to EUR
653 million in 1999. In light of lower exposure in some developing countries, cross-border provisions of EUR 25 million were released in 1999, as compared to the addition of EUR 303 million in 1998. Provision for loan losses relating to specific bad debt provisions were higher in 1999, increasing by EUR 40 million or 6.3% to EUR 678 million. The provision for loan losses were higher particularly in the Middle East and Africa and North America, but lower in Asia and The Netherlands. Without the acquisition of Banco Real, the provision for loan losses decreased by EUR 24 million. In 1998, EUR 101 million was released from the Fund for general banking risks and in 1999 EUR 20 million was released. Movements in the Fund for general banking risks during 1999 resulted in the Fund's level of EUR 1,232 million at December 31, 1999. The combined provision for loan losses and release from the fund for general banking risks amounted to EUR 633 million in 1999 compared to EUR 840 million 1998.

    Private sector loans, excluding professional securities transactions and risk weighted total assets increased sharply in 1998 by 9.9% and 3.4%, respectively, as compared to 1997. Provision for loan losses rose from EUR
547 million in 1997 to EUR 941 million in 1998. In light of losses on transactions with Russian banks and increased cross-border exposure to a number of countries, including Indonesia, Thailand and Pakistan, EUR 303 million was added to provisions for loan losses for cross-border risks in 1998, as compared to the release of EUR 48 million in 1997. The remaining addition in 1998 of EUR 638 million to provision for loan losses related to specific bad debt provisions, which were higher particularly in Asia and Brazil but lower in The Netherlands and North America. In 1997, specific bad debt provisions totaled EUR 595 million. In 1998, the additions made to provisions at the end of 1997, for developments in Asia, of approximately EUR 113 million, were allocated to specific loan losses. As a result, in 1998, EUR 101 million was released from the Fund for general banking risks. In determining the net asset value of our 1998 acquisitions, especially Banco Real, we had taken into account the increased exposure in each of the relevant countries. Accordingly, an extra addition was made to the Fund for general banking risks, resulting in the year end 1998 level of EUR 1,140 million. The combined provision for loan losses and release from/addition to the Fund for general banking risks amounted to EUR
840 million in 1998 compared to EUR 726 million in 1997.

    For further information concerning our loan loss provisioning policy, specific allowances for loan losses and country risk, Fund for general banking risks and credit quality ratios, see Item "Description of Business Selected Statistical Information "Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses," Item "Selected Financial Data Selected Ratios" and notes 14 and 34 to the Consolidated Financial Statements.

VALUE ADJUSTMENTS TO FINANCIAL FIXED ASSETS

    Value adjustments to financial fixed assets included unrealized differences in the value of some shares in the Bank's investment portfolios arising from a further decline in the stock market prices of these shares in 1999.

INCOME TAXES

    Income taxes in 1999 were up 45.4% or EUR 412 million to EUR 1,320 million, mainly attributable to higher operating results and the acquisition of Banco Real. Income taxes in 1998 were up 20.5% or EUR 154 million to EUR 908 million, mainly attributable to lower tax exempt revenue, several non-tax deductible losses and higher taxes in a number of countries. The effective tax rate declined to 31.1% in 1999 from 31.3% in 1998, which was up from 28.7% in 1997. The effective tax rate is affected by changes in the relative contributions to income from different countries as well as the level of tax exempt income. The primary reason for the decline in 1999 was due to higher tax exempt revenues in The Netherlands.

MINORITY INTERESTS

    Minority interests increased from EUR 161 million to EUR 360 million, reflecting the issuance of additional preferred stock by our U.S. organization, primarily to finance acquisitions, and the incorporation in the 1999 figures of the average remaining minority interest of approximately 40% in Banco Real's results.

    In 1998, minority interests increased from EUR 124 million to EUR
161 million, reflecting the issuance of additional preferred stock by our U.S. organization, primarily to finance acquisitions, and the incorporation of the minority interest of approximately 60% in Banco Real for the last few months of 1998.

RESULTS OF OPERATIONS BY DIVISION

NETHERLANDS DIVISION

    The following table sets forth selected information pertaining to the Netherlands Division.

                                                                    1999             1998             1997
                                                                  --------         --------         --------
                                                                  (IN MILLIONS OF EUR EXCEPT STAFF, OFFICES,
                                                                          BRANCHES AND PERCENTAGES)
Net interest revenue.....................................           2,888            2,641            2,413
Net commissions..........................................             894              837              776
Results from financial transactions......................              67               76               79
Other revenue............................................             140              163               57
                                                                   ------           ------           ------
Total revenue............................................           3,989            3,717            3,325
Operating expenses.......................................           2,511            2,425            2,154
Provisions for loan losses...............................              83              100              164
Value adjustments to financial fixed assets..............              26               35               --
                                                                   ------           ------           ------
Operating profit before taxes............................           1,369            1,157            1,007
                                                                   ======           ======           ======
Total assets.............................................          99,886           89,823           83,330
Risk-weighted assets.....................................          74,901           67,294           65,349
Full-time equivalent staff...............................          25,634           25,369           24,093
Number of offices and branches...........................             915              937              962
Efficiency ratio (in %)..................................            62.9             65.2             64.8
Return on Equity (in %)..................................            28.3             22.6             17.8

    In 1999, the Netherlands Division achieved a EUR 1,369 million or 18.3% increase in operating profit before taxes as compared to 1998, when operating profit before taxes increased by EUR 150 million or 14.9% as compared to 1997. Total revenue in 1999 increased EUR 272 million or 7.3% over 1998 levels, following an increase in 1998 of EUR 392 million or 11.8% as compared to 1997. Operating expenses increased by EUR 86 million or 3.5% in 1999 as compared to 1998, following an increase in 1998 of EUR 271 million or 12.6% as compared to 1997.

NET INTEREST REVENUE

    Net interest revenue grew in 1999 by EUR 247 million or 9.4%. The improvement came from growth of total assets of EUR 10.1 billion, following growth of net interest revenue in 1998 by EUR 228 million or 9.4%. The European Central Bank decreased its interest rates in April 1999, but increased them at year-end. The EURIBOR 3-month rate averaged 2.96% in 1999 which, was below the 1998 level of 3.45%. At year-end, the EURIBOR rate was back at 3.35%. The average yield on government bonds averaged 4.61% in 1998 and 4.63% in 1999, which was essentially unchanged. However, 1999 was generally characterized by an increasing yield curve.

    Net interest revenue grew in 1998 by EUR 228 million or 9.4%. In the guilder business, growth in total assets due to an increase in mortgages was the principal reason for this improvement. Market rates fell during the course of 1998. As long-term interest rates fell more sharply than shorter rates, the yield curve flattened. Uncertainty in the equity markets spurred demand for fixed-income securities. Due to the absence of inflationary pressures, the ten-year capital market rate dropped below 4.0% to reach the lowest level of the past 40 years. Money market rates remained fairly constant, hovering between 3.3% and 3.6%. The Dutch Central Bank maintained its official rates throughout 1998. It was not until the end of the year that the interest rate for special loans was reduced slightly.

    Average total assets rose in 1999, up EUR 9.9 billion or 11.2% as compared to 1998. Average private sector loan volume increased by 9.4% from EUR
80.2 million in 1998 to EUR 87.7 million in 1999. Loans to corporations increased by 1.4% from EUR 38.8 billion in 1998 to EUR 39.3 billion in 1999. Residential mortgage volume increased in 1999 by EUR 7.0 billion or 21.1% over 1998 levels, with interest rates rising in the second half of 1999. This interest rate rise also caused a significant slowdown in mortgage prepayments and refinancings.

    Average total assets rose less rapidly in 1998 than in previous years, up only EUR 6.9 billion or 8.5% as compared to 1997. Average private sector loan volume increased by 8.8% from EUR 73.7 billion in 1997 to EUR 80.2 billion in 1998. Loans to corporations were at approximately the same level as in 1997. Residential mortgage volume increased in 1998 by EUR 6.6 billion or 22.6% over 1997 levels, with home mortgage borrowers showing a preference for long-term fixed-rate loans.

NET COMMISSIONS

    The following table sets forth total net commissions and the components thereof for the Netherlands Division for each of the three most recently completed years.

                                                                    1999          1998          1997
                                                                  --------      --------      --------
                                                                          (IN MILLIONS OF EUR)
Payment services............................................        387           336           324
Insurance...................................................        126           118           109
Securities..................................................        302           301           272
Asset management and trust services.........................         29            27            24
Other.......................................................         50            55            46
                                                                    ---           ---           ---
Total net commissions.......................................        894           837           775
                                                                    ===           ===           ===

    Net commission revenue from payment services increased in 1999 by 15.2% to EUR 387 million. Total domestic payment commissions rose as a result of brokerage commissions from the sales of bank notes denominated in currencies from countries participating in the European Monetary Union. Commissions revenue from cross-border payments declined slightly.

    Net commissions were higher in 1998 compared to 1997, up EUR 62 million or 8.0%. Payment services showed a modest increase in 1998, rising EUR 12 million or 3.7% from 1997. Turnover and transaction commissions grew substantially as electronic payments increased more rapidly than the traditional methods of payment, and sales of the Bank's OfficeNet and HomeNet software packages, which permit the electronic delivery of payment instructions, remained strong. Commissions revenue from corporate and cross-border payments fell.

    Commissions earned on life and non-life insurance products rose in 1999 in the retail and wholesale markets due to a stronger focus on cross selling. Insurance commissions, both non-life insurance commissions and life insurance commissions, were up in 1998 as compared to 1997. The Bank believes that its increased focus on insurance products and their integration with banking services will lead to continued expansion of the Bank's insurance brokerage and operations.

    Securities commissions remained relatively unchanged in 1999. The volatile stock market climate depressed total brokerage commissions, including commissions from transactions in our investment funds. But the custodial assets grew to EUR 530 billion, up 15.2% from 1998, causing gross custody fee revenue to increase by 0.9%. The Bank's electronic share dealing services, such as HomeNet and its Investment Line telephone service, which are available 24 hours a day, 7 days a week for securities trading, saw another extremely successful year. In 1999, 28.0% of securities orders were placed through the Investment Line, 20.0% via HomeNet and 3.0% via Online Investor (Internet).

    Securities commissions rose in 1998, up 10.5% from 1997, in an extremely volatile trading environment. During 1998, commissions resulting from transactions in our investment funds increased 11.1%. Custodial assets grew to EUR 460 million, up 12.7% from 1997, and custody fee revenue increased by 15.0%. Commission revenue from on-line securities trading by customers using the Investment Line and HomeNet software packages were substantially higher in 1998 than in 1997.

RESULTS FROM FINANCIAL TRANSACTIONS

    The following table sets forth the results from financial transactions and its components for the Netherlands Division for each of the three most recently completed years.

                                                                    1999          1998          1997
                                                                  --------      --------      --------
                                                                          (IN MILLIONS OF EUR)
Foreign exchange dealing....................................         25            61            68
Securities and other results from financial transactions....         42            15            11
                                                                     --            --            --
Total results from financial transactions...................         67            76            79
                                                                     ==            ==            ==

    For the Netherlands Division, results from financial transactions were down EUR 9 million or 11.8% due to the introduction of the euro. Foreign exchange dealing results are no longer realized on the sales of bank notes in currencies of countries which take part in the European Monetary Union. This decrease was partly compensated for by higher commission income. Furthermore, higher income was obtained from the sales of shares. Financial transactions in 1998 produced slightly lower revenue, down EUR 3 million or 4.6% from 1997. This was the result of a decrease in revenue from customer currency transactions, though improved results in derivatives transactions partially offset the overall decline.

OTHER REVENUE

    Other revenue for the Netherlands Division consists principally of results from insurance activities, participating interests and, to a lesser extent, property development and rental revenue. Other revenue derived from insurance consists of the underwriting results, excluding staff expenses, of ABN AMRO Levensverzekering, our life insurance subsidiary, and our property and casualty insurance subsidiaries, including ABN AMRO Schadeverzekering.

    Although other revenue decreased by 14.1% to EUR 140 million in 1999 due to smaller gains on the sale of participating interests, other components of other revenue achieved positive results. As in

1998, the insurance companies achieved growth in gross premium income. ABN AMRO Levensverzekering and ABN AMRO Schadeverzekering generated gross premium income of EUR 718 million, which was up 18.4% from EUR 606 million in 1998. New and well-received insurance products linked to bank products, combined with the greater attention paid to insurance sales by the branch network, increased sales. Total insurance revenue earned by ABN AMRO Levensverzekering, including premium income, technical provisions and investment income amounted to EUR
32 million, as opposed to EUR 20 million in 1998, principally as a result of higher premium income. In contrast with prior years, part of the commission paid to the branches was capitalized. ABN AMRO Schadeverzekering had higher revenue, at EUR 22 million versus EUR 19 million in 1998, principally as a result of increased premium income. Retail business risks make up most of the portfolio.

OPERATING EXPENSES

    The following table sets forth operating expenses for the Netherlands Division for each of the three most recently completed years.

                                                                    1999          1998          1997
                                                                  --------      --------      --------
                                                                          (IN MILLIONS OF EUR)
Staff costs.................................................       1,393         1,297         1,100
Other administrative expenses...............................         822           842           810
Depreciation................................................         296           286           243
                                                                   -----         -----         -----
                                                                   2,511         2,425         2,153
                                                                   =====         =====         =====

    Operating expenses in 1999 were up EUR 86 million or 3.5% to EUR 2,511 million, mainly due to an increase in staff costs.

    Staff costs rose by EUR 96 million or 7.4% in 1999, partly as a result of a small increase in staffing levels, the general 3.25% wage increase in June and October 1999 under the Bank's collective labor agreement and increased staff overhead costs from supporting divisions. In addition, staff costs for support services, notably in respect of information technology, the Global Transaction Services projects and human resources, were substantially higher. Given the strong performance of the company pension fund in 1999, no contributions were made, as compared to contributions of EUR 35 million in 1998, which is also only a part of the normal pension contribution to be paid by the bank. At year-end 1999, the full-time equivalent workforce, including temporary staff, totaled 25,634, representing a rise of 1.0% as compared to 1998.

    Other administrative expenses decreased in 1999 by EUR 20 million or 2.4%, due to tighter cost control.

    Depreciation increased by 3.5% in 1999, primarily in connection with housing and IT. Capital expenditure on IT equipment in The Netherlands was EUR
205 million in 1999.

    Operating expenses in 1998 were up EUR 272 million or 12.6% due primarily to higher staff costs. Staff costs rose by EUR 197 million or 17.9% in 1998, partly as a result of an increase in staffing levels and the 3% wage increase in July 1998 under the Bank's collective labor agreement. As in 1997, increased product sales led to an expansion of staffing capacity. More staff was also required due to our increased focus on insurance products. At year-end 1998, the full-time equivalent workforce, including temporary staff, totaled 25,369, representing a rise of 5.3% as compared to 1997. In addition, staff costs for support services, notably in respect of IT and the Global Transaction Services projects, were substantially higher.

    Other administrative expenses increased in 1998 by EUR 32 million or 3.8%, partly reflecting volume growth, such as with respect to payment services, marketing support for the smart card and adjustments to hardware for its use. Other administrative expenses also include the expenditures relating to the Global Transaction Services project and the euro launch.

    Depreciation increased by 17.8% in 1998, primarily in connection with higher depreciation for hardware and software.

LOANS, PROVISION FOR LOAN LOSSES AND VALUE ADJUSTMENTS TO FINANCIAL FIXED ASSETS

    Private sector loans rose by 9.9% to EUR 88.6 billion. The mortgage market experienced strong volume growth by increasing 20% to EUR 43 billion, with the growth being especially strong in the first half of 1999 as compared with same period in 1998, primarily as a result of falling interest rates. Our market share fell slightly to 22.7%, as a result of the decision to concentrate more on quality and profitability and less on market share. EUR 2.5 billion of the mortgage portfolio is securitized. The provision for loan losses decreased in 1999 by EUR 17 million or 17% to EUR 83 million due to a further improvement of the loan portfolio's quality and the favorable economic situation in the Netherlands. Risk-weighted total assets of the Netherlands Division amounted to EUR 74,901 million at year-end 1999, up 11.3% or EUR 7,607 million from 1998.

    Value adjustments to financial fixed assets showed a loss of EUR 26 million in 1999, reflecting unrealized losses on shares held in the share investment portfolio.

    Provision for loan losses in 1998 was EUR 101 million, a decline of EUR
64 million or 38.7% from EUR 164 million in 1997. This decline reflected the excellent quality of the loan portfolio of the Netherlands Division. Risk-weighted total assets of the Netherlands Division amounted to EUR
67.3 billion at year-end 1998. The downward adjustment to the value of financial fixed assets in 1998 related to unrealized losses on shares in the investment portfolios.

INTERNATIONAL DIVISION

    The following table sets forth selected information pertaining to the International Division for each of the three most recently completed years.

                                                                    1999             1998             1997
                                                                 ----------       ----------       ----------
                                                                  (IN MILLIONS OF EUR EXCEPT STAFF, OFFICES,
                                                                          BRANCHES AND PERCENTAGES)
Net interest revenue......................................           5,359            4,138            3,498
Net commissions...........................................           2,287            1,581            1,199
Results from financial transactions.......................             523              563              453
Other revenue.............................................             470              322              145
                                                                   -------          -------          -------
Total revenue.............................................           8,639            6,604            5,295
Operating expenses........................................           5,858            4,507            3,668
Provisions for loan losses................................             575              505              401
Value adjustments to financial fixed assets...............              --               17              (17)
                                                                   -------          -------          -------
Operating profit before taxes.............................           2,206            1,575            1,243
                                                                   =======          =======          =======
Analysis of operating profit before taxes
  Europe (excluding The Netherlands)......................             353              339              280
  North America...........................................           1,129              976              682
  Latin America and the Caribbean.........................             576              235              248
  Middle East and Africa..................................             (52)              45               28
  Asia/Pacific............................................             200              (20)               5
                                                                   -------          -------          -------
Operating profit before taxes.............................           2,206            1,575            1,243
                                                                   =======          =======          =======
Total assets..............................................         241,694          208,671          176,054
Risk-weighted assets......................................         143,065          119,768          109,348
Full-time equivalent staff................................          62,163           63,438(1)        36,272
Number of offices and branches............................           2,606            2,570(2)           856
Efficiency ratio (%)......................................            67.8             68.2             69.3
Return on Equity (%)......................................            18.2             15.3             12.3

------------------------

(1) 24,407 full-time equivalent staff are attributable to the acquisition of Banco Real, Bandepe, Bank of Asia and BZW.

(2) 1,698 offices and branches are attributable to the acquisition of Banco Real, Bandepe, Bank of Asia and BZW.

    Operating profit before taxes in 1999 increased by EUR 631 million or 40.1% to EUR 2,206 million, of which EUR 323 million was attributable to the acquisition of Banco Real and Bandepe. The International Division's contribution to pre-tax group profit decreased from 54.0% in 1998 to 52.0% in 1999. The North America region performed very well again, with operating profit before taxes up EUR 1,129 million or 15.7% from 1998. Assuming unchanged average exchange rates and excluding acquisitions, operating profit before taxes of the International Division would have increased EUR 213 million or 13.5%.

    Operating profit before taxes in 1998 increased by EUR 332 million or 26.7% to EUR 1,575 million, of which EUR 24 million was attributable to higher exchange rates. Total revenue increased by EUR 1,309 million or 24.7% and operating expenses increased by 22.9%. The International Division's contribution to pre-tax group profit increased further, from 47.0% in 1997 to 54.0% in 1998. The North America region performed extremely well, with operating profit before taxes up EUR 294 million or 42.9% from 1997. Assuming unchanged average exchange rates and excluding acquisitions, operating profit before taxes of the International Division would have increased EUR 225 million or 18.1%.

NET INTEREST REVENUE

    Net interest revenue in 1999 improved by EUR 1,221 million or 29.5%, of which approximately EUR 395 million was due to internal growth and currency translation differences and approximately EUR 826 million resulted from acquisitions, principally the acquisition of Banco Real. Our operations in the United States contributed again significantly to the growth in interest revenue as a result of volume growth. The net interest margin for the International Division increased from 2.00% in 1998 to 2.34% in 1999, due to the acquisition of Banco Real.

    Net interest revenue in 1998 improved by EUR 640 million or 18.3%, of which approximately EUR 408 million was due to internal growth and approximately EUR 227 million resulted from acquisitions, principally the acquisition of Banco Real. Our operations in both the United States and the Asia/Pacific region contributed significantly to the growth in interest revenue as a result of volume growth. The net interest margin for the International Division narrowed slightly, from 2.1% in 1997 to 2.0% in 1998, due to lower margins in South America in particular. In addition, long-term interest rates declined significantly in the United States in 1998, providing for a flatter yield curve on average than in 1997. The decrease in interest rates resulted in a substantial increase in mortgage refinancings in the United States, which resulted in the replacement of mortgage loans with lower-yielding assets.

NET COMMISSIONS

    The following table sets forth total net commissions and its components for the International Division for each of the three most recently completed years.

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                   (IN MILLIONS OF EUR)
Payment services............................................     792        442        358
Insurance...................................................      49         36         26
Securities..................................................     670        522        343
Asset management and trust services.........................     303        195        150
Guarantees..................................................     117         89         81
Other.......................................................     356        297        241
                                                               -----      -----      -----
Total net commissions.......................................   2,287      1,581      1,199
                                                               =====      =====      =====

    Net commissions in 1999 improved sharply, up EUR 706 million or 44.7% to EUR 2,287 million. Payment services increased by EUR 350 million or 79.2%, mainly due to the acquisition of Banco Real. The volatility of world stock markets further boosted securities commissions by EUR 148 million or 28.4%. In 1999, the increase in fees from asset management and trust services of EUR 108 million or 55.4% was also mainly due to the acquisition of Banco Real and higher volumes in Europe. The increase in 1999 in other net commissions, which include mortgage loan servicing fees and financial advisory fees, including from mergers and acquisitions, of EUR 59 million or 19.9% was mainly due to increases in the Asia Pacific region.

    Net commissions in 1998 improved sharply, up EUR 382 million or 31.9% to EUR 1,581 million. Payment services in 1998 increased by EUR 84 million or 23.5%, mainly due to the acquisition of Banco Real and volume growth in the United States. The volatility of world stock markets throughout the year boosted securities commissions by EUR 179 million or 52.3%, accounting for almost half of the total rise in net commissions. In 1998, the increase in fees from asset management and trust services of EUR 45 million or 29.6% was also mainly due to the acquisition of Banco Real and higher volumes in the United States. The increase in 1998 in other net commissions, which include mortgage loan servicing fees and financial advisory fees, including from mergers and acquisitions, of EUR 56 million or 23.2% was mainly due to the acquisition of BZW's operations in Australia and New Zealand.

RESULTS FROM FINANCIAL TRANSACTIONS

    The following table sets forth total results from financial transactions and the principal components thereof for the International Division for each of the three most recent years.

                                                                    1999          1998          1997
                                                                  --------      --------      --------
                                                                          (IN MILLIONS OF EUR)
Securities trading..........................................        138            93           108
Foreign exchange dealing....................................        358           405           293
Derivatives trading.........................................         93            87            51
Other.......................................................        (66)          (22)            1
                                                                    ---           ---           ---
Total results from financial transactions...................        523           563           453
                                                                    ===           ===           ===

    Results from financial transactions in 1999 decreased EUR 40 million or 7.1% as compared to 1998. This decrease was due to lower foreign exchange results from mainly the Asia/Pacific region and the United States.

    Results from financial transactions in 1998 increased EUR 110 million or 24.2% as compared to 1997. This increase was due to the continued volatility in the currency markets, which sent earnings from foreign exchange dealing sharply higher, notably in the United States and the Asia/Pacific region. Improved derivatives trading results were partially offset by lower results from securities trading. A loss was sustained on capital investments in hyperinflationary countries, mainly Turkey and Russia.

OTHER REVENUE

    Other revenue in 1999 rose significantly by EUR 148 million or 46.0% mainly due to higher income from the Bank's U.S. mortgage origination, securitization and servicing business and higher income from insurance companies as a result of the consolidation of Banco Real.

    Other revenue in 1998 rose sharply by EUR 177 million or 122.1% from 1997, principally from higher earnings from the Bank's U.S. mortgage origination, securitization and servicing businesses.

OPERATING EXPENSES

    The following table sets forth operating expenses for the International Division for each of the three most recently completed years.

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                   (IN MILLIONS OF EUR)
Staff costs.................................................   3,025      2,364      1,884
Other administrative expenses...............................   2,444      1,863      1,572
Depreciation................................................     389        280        212
                                                               -----      -----      -----
                                                               5,858      4,507      3,668
                                                               =====      =====      =====

    In 1999, the EUR 1,351 million or 30.0% increase in operating expenses largely stemmed from acquisitions of EUR 833 million, higher bonuses of EUR 76 million and higher currency exchange rates of EUR 167 million. Staff costs increased by EUR 661 million to EUR 3,025 million due to the full year consolidation of Banco Real, increase of the USD against the euro and higher performance related bonuses. Other administrative expenses, including depreciation, increased EUR 581 million or

31.2% in 1999 due to the above mentioned acquisition and currency exchange rate effects, as well as to higher expenditure on IT and facility costs.

    In 1998, the EUR 839 million or 22.9% increase in operating expenses largely stemmed from acquisitions of more than EUR 225 million, higher bonuses of more than EUR 135 million, especially in the United States reflecting strong results, and the growth of our business in the United States. The full-time equivalent workforce rose by 27,202 employees, largely as a result of acquisitions in Brazil of 21,705 employees and Thailand of 2,202 employees. In addition, in the United States, approximately 1,450 full-time equivalent employees were added as a result of internal growth and approximately 179 full-time equivalent employees were added due to the acquisition of Sage. Other substantial expenditure items were the launch of the euro, Year 2000 compliance costs and the development of the Global Transaction Services system.

    Other administrative expenses, including depreciation, increased EUR
359 million or 20.2% in 1998 due primarily to acquisitions and higher IT costs resulting primarily from Year 2000 and euro compliance. The number of branches and offices grew to 2,570, an increase of 1,714 or 200.2%, almost all due to the acquisitions of Banco Real and Bandepe in South America, which added 1,586 branches and offices, and Bank of Asia in Thailand, which added 112 branches and offices.

PROVISION FOR LOAN LOSSES AND VALUE ADJUSTMENTS TO FINANCIAL FIXED ASSETS

    Provision for loan losses increased in 1999 by EUR 70 million or 13.9% to EUR 575 million. Risk-weighted total assets of the International Division totaled EUR 143.1 billion at December 31, 1999, an increase of 19.5% over risk-weighted total assets for the International Division at December 31, 1998. The increase in provision for loan losses in 1999 related mainly to higher losses in North America and Middle East and African regions, which were partially offset by lower provisions in Asia.

    Provision for loan losses increased in 1998 by EUR 104 million or 25.8% to EUR 505 million. Risk-weighted total assets of the International Division totaled EUR 119.8 billion at December 31, 1998, an increase of 9.5% over risk-weighted total assets for the International Division at December 31, 1997. The increase in provision for loan losses in 1998 related mainly to realized losses in Asia anticipated at the end of 1997 and a higher provision associated with the inclusion of acquired Brazilian operations and the expansion of our existing Brazilian operations.

    For 1999, no adjustments were made in the value of financial fixed assets. For 1998, the value of financial fixed assets was adjusted downward, due to a loss of EUR 17 million on Russian government paper.

    Set forth below is a discussion, by region, of the operating results of the International Division.

EUROPE (EXCLUDING THE NETHERLANDS)

    Operating profit before taxes rose by 4.1% from EUR 339 million to EUR
353 million. Progress was made in the European market outside The Netherlands in all four client segments in which our company focuses: large multinational corporations, European companies with substantial cross border business, financial institutions and private banking. Growth in business more than compensated for the reduction in revenue from foreign exchange operations and corresponding banking caused by the introduction of the euro. The private banking business did particularly well with contributions from international private banking in Switzerland and Luxembourg. In France, all business lines made positive contributions, and the acquisitions of Banque Demachy and Banque du Phenix in 1998 were completely integrated into our existing operations in 1999. Germany also had positive operations which contributed to our performance. In Italy, higher profits were achieved in the Milan and Rome branches, and other southern European countries also reported improved results again, especially

Turkey and Greece. Business was strong in Ireland, benefiting from Ireland's buoyant economy. The Central and European branches, including Moscow, recovered well from the Russian crisis, which depressed performance in 1998. The contribution by Romania rose in part as a result of opening a small number of branches throughout the country. In Hungary, the extensive restructuring program to modernize Magyar Hitel Bank continued.

    In Central Asia, both Uzbekistan and Kazakhstan had successful years. Expansions in the Central Asia region are expected in 2000 with the opening of a branch in Baku, Azerbeijan, to serve our customers in the oil and gas industry.

    Operating profit before taxes increased in 1998 by 21.1% to EUR
339 million. Results in Germany improved, due to the reorganizations of the Bank's German subsidiaries and the successful expansion of our investment banking business in Germany. In France, where we offered a broad range of services to corporate and private banking clients, all operations experienced growth. Belgium, too, reported good performance and strong growth. In the United Kingdom, we strengthened our position further, notably in the area of complex financial solutions for multinational corporations, but a lower than expected result was reported. Our Swiss and Luxembourg private banking operations also benefited from favorable market conditions. Private banking in these countries as well as in France made a significant contribution to the improvement of results in Europe.

    Among the southern European countries, Turkey made especially strong progress in 1998. In Italy, we established a very successful asset management operation through a joint venture with the Northern Italian Banca Antonveneta.

    The good results of our banks in Central and Eastern Europe in 1998 were offset by the spillover effect of the financial crisis in Russia. The crisis also had a distinctly negative impact on the performance of our Moscow branch in 1998. Despite the difficult environment, results were satisfactory, notably in the area of servicing international corporate clients. Our operations in Poland, Romania and Kazakstan achieved excellent results during 1998.

NORTH AMERICA

    Operating profit before taxes rose by 15.7% from EUR 976 million in 1998 to EUR 1,129 million in 1999. The improvement was primarily attributable to continued growth of middle market lending volume at LaSalle (Illinois) and EAB's (New York) strong performance. Average currency rates accounted for EUR
60 million of the increase. One-off organizational costs caused pressure on the Canadian results.

    The North American activities are now focused more sharply on a number of strategic franchises that take account of our local, national and global geographic presence. Each franchise targets a market where we can achieve critical mass and operate profitably while taking advantage of synergies from combining operations. Taken together, these franchises make up a diversified mix of businesses that reinforce our position as a global universal bank.

    Our local market franchises consist of LaSalle Bank Group in Chicago, Standard Federal Bank in Troy, Michigan, and EAB in Long Island and Metropolitan New York. LaSalle also targets high net worth individuals. Complementing its services to commercial clients in the Midwest, it manages assets for owners and managers of small- and medium-sized businesses.

    Our North American network, together with our branches, provides selected financial services such as asset-based lending, structured finance, leasing and mortgage warehouse lending to middle-market and midcap businesses. Additionally, we provide wholesale mortgage origination, residential mortgage services, institutional trust and asset management services and securities clearing and execution services.

    In 1999, the contribution of North America to the operating profit before taxes of the International Division decreased to 51.2% due to the full year consolidation of Banco Real, which is part of the Latin American and Caribbean region. North American operating profit before taxes rose from EUR 976 million in 1998 to EUR 1,129 million in 1999, an increase of 15.7%. This improvement was primarily attributable to our local banks in the United States, mainly LaSalle and EAB.

    During 1999, the LaSalle Group, EAB and Standard Federal each benefited again from the continuation of high net interest margins and loan volume growth. Net interest margins remained at attractive levels in 1999. LaSalle, EAB and Standard Federal had net interest margins of 2.9% (2.8% in 1998), 3.6% (4.0% in 1998) and 2.5% (2.5% in 1998), respectively. Private sector loans grew 11.4% for the LaSalle Group, 15.5% for EAB and 1.6% for Standard Federal.

    In 1998, the contribution of North America to the operating profit before taxes of the International Division increased to 62.0%. North American operating profit before taxes rose from EUR 682 million in 1997 to EUR 976 million in 1998, an increase of 43.1%. This improvement was primarily attributable to continued growth of middle market lending volume at LaSalle and lower loan loss provisions.

    LaSalle (Illinois), EAB (New York) and Standard Federal (Michigan) each expanded their middle market lending efforts in 1998. LaSalle opened new lending offices in Minneapolis and Cleveland. The LaSalle retail organization saw increased market penetration with the installation of 675 automated teller machines at Clark Gas Stations throughout the Midwest and the introduction of on-line banking for bill-paying, funds transfers and balance verification. EAB increased its in-store banking facilities and expanded its successful leasing activities and completed its first securitization transaction of leasing assets. Supported by the significant increase in mortgage refinancing resulting from lower interest rates, Standard Federal substantially increased its new mortgage origination.

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

    In 1998, as compared to 1997, our branches in Canada reported lower results, however, the results of branches in Mexico improved.

LATIN AMERICA AND THE CARIBBEAN

    Operating profit before taxes in this region more than doubled from EUR
235 million to EUR 576 million, an increase of 145.1%. Of this increase, EUR
323 million was attributable to Banco Real and affiliates in Brazil, while the balance resulted from improvements in almost all other countries in the region. Brazil did well with moderately lower results in consumer finance offset by very positive results in treasury and corporate banking. Additionally, Banco de Estado de Pernambuco, which was acquired in November 1998, was reorganized, streamlined and refocused in 1999. Outside of Brazil, the acquisition of Banco Real included offices in Argentina, Bolivia, Chile, Colombia, Panama, Paraguay and Uruguay. In 1999, these offices were fully integrated into our existing offices in those countries.

    Operating profit before taxes in this region fell in 1998 from EUR
248 million to EUR 235 million, despite the contribution from Banco Real in the closing two months of the year. Our existing Brazilian operations reported sharply lower results, the principal factors being the release in 1997 of a provision of EUR 68 million that had been made in earlier years and, in 1998, the gradual deterioration of spreads on our various activities and the high level of loan loss provisions. In Argentina, 1998 results failed to meet our criteria as operating profit before taxes fell EUR 3 million, with a loss of EUR 6 million in 1998. In Chile, results increased substantially on an already excellent 1997. Results in Ecuador and Paraguay were highly satisfactory. The performance of our operations in Venezuela and Uruguay were below expectations owing to unfavorable economic conditions. Our newly opened branch in Colombia was still in the start-up phase. Panama reported a satisfactory result. The results in The Netherlands Antilles and Aruba were well above the 1997 level while lower results were reported in Surinam.

MIDDLE EAST AND AFRICA

    Doubtful debts incurred in 1999 were the primary reason for 1998's pre-tax profit of EUR 45 million becoming a loss of EUR 52 million. Nevertheless, commercial and consumer banking showed strong growth in several countries, and investment banking was also successful mainly as a result of a greater emphasis on cross-selling. Additionally, Morocco's results improved, although South Africa's operating results were disappointing. Kenya also had lower than expected results as a result of poor economic conditions and unfavorable interest rate moves.

    Operating profit before taxes in this region improved in 1998 by EUR
17 million or 60.7% to EUR 45 million, as improved results in the United Arab Emirates, particularly from private banking, and at Saudi Hollandi Bank in Saudi Arabia, principally from consumer banking, offset lower results from Morocco.

ASIA/PACIFIC

    Operating profit before taxes improved from a loss of EUR 20 million to a profit of EUR 200 million, as a result of key countries such as Australia, India, Pakistan and Singapore experiencing moderate growth in most lines of business, with treasury and fixed income, structured finance and private banking growing the most. Our consumer banking position was strengthened with the opening of a new branch in Hong Kong and one in the Pudong area of Shanghai, as well as the upgrading of its Beijing operations. The customer base in Thailand reached one million clients in 1999. In Taiwan, the retail operations of Bank of America which were purchased by us, were integrated into our existing activities and two additional branches were opened.

    Considering the difficult operating conditions brought about by the Asian financial crisis, results were satisfactory in 1998. Operating profit before taxes declined from a profit of EUR 5 million in 1997 to a loss of EUR
20 million in 1998, due to the high level of loan loss provisions. Higher revenue from money market transactions, foreign exchange dealing and deposits were the main elements of growth in the region.

    Operating results in Indonesia, Japan and Korea exceeded expectations in 1998, reflecting extraordinary profits from treasury business and liability products. Indonesia sustained a loss, however, due to the extremely high level of loan loss provisions. Hong Kong again saw an excellent year, on the strength of its balanced mix of corporate, investment and consumer banking activities. India also performed well despite an impending recession and increased competition. The operation in Taiwan, one of the East-Asian countries least affected by the financial crisis, showed a strong performance, with consumer banking in Taiwan achieving profitability in June 1998.

    Results of the global treasury unit in Singapore were negatively affected by the Asian financial crisis during 1998, offset to some extent by the good performance of our Singapore branch, before loan losses. Capital controls and political uncertainty in Malaysia and severe economic problems and political uncertainty in Pakistan hurt results in those two countries.

    The results of our branch in Thailand more than doubled in 1998 despite the country's ailing financial health. We believe that this increase was due largely to a "flight to quality" by depositors to well-known foreign banks from domestic banks.

INVESTMENT BANKING DIVISION

    The following table sets forth selected information pertaining to the Investment Banking Division for each of the three most recently completed years.

                                                                 1999         1998         1997
                                                              ----------   ----------   ----------
                                                               (IN MILLIONS OF EUR EXCEPT STAFF,
                                                               OFFICES, BRANCHES AND PERCENTAGES)
Net interest revenue........................................       242          239          221
Net commissions.............................................     1,158          879          795
Results from financial transactions.........................       784          514          573
Other revenue...............................................       163          147          176
                                                               -------      -------      -------
Total revenue...............................................     2,347        1,779        1,765
Operating expenses..........................................     1,836        1,463        1,341
Provision for loan losses...................................        --           25           25
Value adjustments to financial fixed assets.................         9           45           --
                                                               -------      -------      -------
Operating profit before taxes...............................       502          246          399
                                                               =======      =======      =======

Total assets................................................   107,833      126,820      114,606
Risk-weighted assets........................................    20,473       22,362       28,655
Full-time equivalent staff..................................     7,512        7,277        6,309
Number of offices and branches..............................        69           61           58
Efficiency ratio (%)........................................      78.2         82.2         76.0
Return on Equity (%)........................................      38.6         16.5         22.7

    Operating profit before taxes rose by 104.1% or EUR 256 million to EUR
502 million in 1999, as result of improved market conditions and a better performance of most lines of business. The main contributors to the higher profits were the equity business, asset management and trust services and fees from mergers and acquisitions.

    Due mainly to the turmoil in the financial markets in the second half of 1998, operating profit before taxes fell by 38.3% to EUR 246 million in 1998 as compared to 1997. Revenues remained at virtually the same level in 1998 as in 1997. Operating expenses were up 9.1% due to the expansion of our investment banking operations. The markdown of shares in the equity investment portfolios, as a result of lower stock prices, also had a negative impact on results.

NET INTEREST REVENUE

    In 1999, net interest revenue increased by EUR 3 million or 1.3% to EUR
242 million. Net interest revenue contributes only 10.3% of the total revenue of the Investment Banking Division.

    In 1998, net interest revenue rose by EUR 18 million or 8.1% as compared to 1997, mainly due to a profit on the sale of part of an investment bond portfolio.

NET COMMISSIONS

    The following table sets forth total net commissions and its components for the Investment Banking Division for each of the three most recently completed years.

                                                              1999       1998       1997
                                                            --------   --------   --------
                                                                 (IN MILLIONS OF EUR)
Securities................................................     738       614        613
Asset management and trust services.......................     228       182        151
Other.....................................................     192        83         31
                                                             -----       ---        ---
Total net commissions.....................................   1,158       879        795
                                                             =====       ===        ===

    Net commissions for 1999 increased by EUR 279 million or 31.7% to EUR
1,158 million, which accounted for 49.3% of total revenue. The increase was primarily related to securities and other commissions. Securities commissions increased primarily as a result of higher revenues from our investment funds and brokerage activities.

    Net commissions for 1998 rose by EUR 84 million or 10.6% to EUR
879 million, mainly owing to higher fee income from asset management and trust and M&A advisory services. Securities commissions remained at 1997 levels, as strong growth in Europe offset lower results in the Far East.

    Custody fee income was EUR 37 million in 1999, an increase of EUR 4 million or 12.1% from 1998, due to an increase in assets under custody. Custody fee income was EUR 33 million in 1998, an increase of EUR 6 million or 24.1% from 1997, due to an increase in assets under custody.

    Asset management and trust fee income in 1999 increased 25.3% to EUR
228 million. Assets managed worldwide increased 26% from EUR 89 billion at year-end 1998 to EUR 113 billion at year-end 1999, largely due to organic growth. Well over 60% of this increase was attributable to new money entrusted to our asset management and trust services during the year.

    Asset management and trust fee income in 1998 increased 20.8% to EUR
182 million. Assets managed worldwide increased 27.0% from EUR 70 billion at year-end 1997 to EUR 89 billion at year-end 1998, with the International Division accounting for half of this amount. Strong European investor interest, our marketing and sales activities and our generally recognized expertise in European investing combined to boost assets managed in its European portfolios. For 1998, discretionary portfolio management for institutional and private clients represented 32.0% of total assets under management, with the balance represented by ABN AMRO-managed investment funds.

    During 1999, the ABN AMRO Rothschild joint venture in equity offerings was awarded a large number of attractive mandates. We also are active in the field of M&A advisory services, both in The Netherlands and elsewhere in Europe. We also have a strong presence in the field of structured finance, and considers ourselves one of the top project finance banks in the world.

RESULTS FROM FINANCIAL TRANSACTIONS

    The following table sets forth total results from financial transactions and the principal components thereof for the Investment Banking Division for each of the three most recently completed years.

                                                          1999       1998       1997
                                                        --------   --------   --------
                                                             (IN MILLIONS OF EUR)
Securities trading....................................    279        434        281
Foreign exchange dealing..............................    116         65         72
Derivatives trading...................................    265         87        131
Other.................................................    124        (72)        89
                                                          ---        ---        ---
Total results from financial transactions.............    784        514        573
                                                          ===        ===        ===

    Results from financial transactions increased 52.5% to EUR 784 million in 1999, as a result of the market recovery, with equity derivatives trading performing strongly and maintaining a good return on capital. Securities trading declined as a result of lower results from fixed income trading.

    In 1998, financial transactions generated lower revenue, down 10.3% to EUR 514 million. Securities trading results increased due to substantially better results on equity, equity derivatives and bond trading. Foreign exchange dealing produced slightly lower revenue in 1998. Revenues from derivatives trading performance also were lower than in 1997, with the decrease attributable mainly to Europe. Other results from financial transactions were lower due to limited sales opportunities for ABN AMRO's equity participations as a result of the uncertain market environment. Sales of equity participations were EUR
67 million in 1998, down from EUR 116 million in 1997. In addition, volatile market movements, particularly in Russia and Brazil, produced a loss in the LDC debt trading portfolio of EUR 139 million.

OTHER REVENUE

    In 1999, other revenue increased EUR 16 million or 10.9% to EUR
163 million, primarily due to higher revenue from and sales of participating interests.

    In 1998, other revenue fell EUR 29 million or 16.5% to EUR 147 million, primarily due to lower revenue from participating interests.

OPERATING EXPENSES

    The following table sets forth the operating expenses and the components thereof for the Investment Banking Division for each of the three most recently completed years.

                                                           1999       1998       1997
                                                         --------   --------   --------
                                                              (IN MILLIONS OF EUR)
Staff costs............................................   1,138        816        778
Other administrative expenses..........................     606        566        493
Depreciation...........................................      92         81         70
                                                          -----      -----      -----
                                                          1,836      1,463      1,341
                                                          =====      =====      =====

    Operating expenses increased by 25.5% to EUR 1,836 million in 1999, mainly due to higher bonuses, as a result of higher profits and market conditions.

    Operating expenses rose in 1998 by 9.1% to EUR 1,463 million. Staff costs increased by 4.9% while staff count rose 14.8%. Bonus payments declined in line with lower revenue for the whole of 1998. In addition, in 1998, substantial capital outlays were made in connection with information technology, particularly to accommodate growth of the London-based investment banking business.

PROVISION FOR LOAN LOSSES AND VALUE ADJUSTMENTS TO FINANCIAL FIXED ASSETS

    A result of the nature of the business, improved quality of the assets and more favorable market conditions, no provisions for loan losses were necessary for 1999. The negative adjustment to the value of financial fixed assets in 1999 of EUR 9 million related to unrealized losses on shares in our investment portfolios.

    Risk-weighted total assets of the Investment Banking Division amounted to EUR 20.5 billion at year-end 1999, compared to EUR 22.4 billion at year-end 1998.

    For 1998, provision for loan losses were essentially unchanged from 1997 levels. The introduction of new and more sophisticated risk models facilitated this substantial reduction.

    The downward adjustment to the value of financial fixed assets in 1998 related to unrealized losses on shares in our investment portfolios.

ABN AMRO LEASE HOLDING

    The following table sets forth selected information pertaining to ABN AMRO Lease Holding for each of the three most recently completed years.

                                                              1999(1)      1998(1)      1997(1)
                                                             ----------   ----------   ----------
                                                             (IN MILLIONS OF EUR EXCEPT STAFF AND
                                                                    OFFICES AND BRANCHES)
Net interest revenue.......................................      198          180          162
Net commissions............................................      116           91           77
Other revenue..............................................      238          167          162
                                                               -----        -----        -----
Total revenue..............................................      552          438          401
Operating expenses.........................................      404          309          288
Provision for loan losses..................................       20            8            4
                                                               -----        -----        -----
Operating profit before taxes..............................      128          121          109
                                                               =====        =====        =====

Total assets...............................................    8,471        6,769        5,570
Risk-weighted assets.......................................    7,935        6,345        5,298
Full-time equivalent staff.................................    5,278        4,795        3,619
Number of offices and branches.............................       37           34           30

------------------------

(1) This selected financial information may differ from published financial statements of ABN AMRO Lease Holding as the data above have been adjusted to reflect the elimination of intercompany transactions.

    In 1999, operating profit before taxes improved from EUR 121 million to EUR 128 million, following 1998's increase of 11.0%. The leasing portfolio grew from EUR 6.2 billion to EUR 7.8 billion, a 26% increase and consolidated total assets grew by 25.1% to EUR 8.5 billion at the end of 1999. The number of vehicles under management increased by 83,000 to 610,000 by the end of 1999.

    At the end of 1999, fleet leases made up 78.0% of our leasing portfolio and equipment lease made up 22.0%. The number of employees grew to 5,278, of whom more than 1,500 work in The Netherlands.

    In 1998, operating profit before taxes increased 11.0% from EUR 109 million to EUR 121 million, with the leasing portfolio growing by EUR 1.0 billion or 20.4% to EUR 6.2 billion at year-end 1998. In The Netherlands, results before provision for loan losses and taxes were up EUR 8.6 million or 18.0% to EUR
55.8 million from 1997 levels. Outside The Netherlands, results before provision for loan losses and taxes improved EUR 7.3 million over 1997 to EUR 73.1 million, with ABN AMRO Lease Holding benefiting from favorable economic conditions in the United States and other countries.

    In addition to internal growth of EUR 0.8 billion, the portfolio growth also stemmed from two major acquisitions, a leasing company in South Africa with 15,000 cars in the first half of 1998 and KPN Autolease, a Dutch leasing company also with a fleet of 15,000 cars in late 1998. In addition, a contract was concluded in Australia for the management of 16,500 vehicles. Partly as a result of these acquisitions, the number of vehicles under management grew from 394,000 at year-end 1997 to 527,000 at year-end 1998.

RECONCILIATION OF NET PROFIT UNDER U.S. GAAP

    Net profit in 1999 in accordance with U.S. GAAP was EUR 619 million lower than net profit in accordance with Dutch GAAP. The decrease was principally the net result of (i) a decrease in results from financial transactions of EUR
453 million attributable to differences in the accounting for certain derivative hedge transactions, (ii) a charge of EUR 343 million for goodwill associated with our acquisitions, of which EUR 155 million related to North American acquisitions (under Dutch GAAP all goodwill is charged to shareholders' equity at the time of acquisition), (iii) higher pension costs of EUR 98 million due to a decrease in average discount rates for the calculation of the service costs,
(iv) a charge of EUR 69 million under U.S. GAAP relating to the adaptation of computer systems for the Euro and for the year 2000, which were provisioned under Dutch GAAP in preceding years, offset in part by (a) an increase of EUR 157 million due to capitalization of software costs (following the adoption of SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" for US GAAP purposes), (b) an increase in net gains from securities available for sale of EUR 83 million attributable to differences in accounting for realized gains and losses in investment portfolios, and (c) the related tax effects of the reconciliation adjustments. Pre-tax profit for taxes for North American operations for 1999 in accordance with U.S. GAAP would have been EUR 155 million lower than operating profit before taxes under Dutch GAAP, giving effect only to the charges under U.S. GAAP for goodwill amortization for North American acquisitions.

    Net profit in 1998 in accordance with U.S. GAAP was EUR 84 million higher than net profit in accordance with Dutch GAAP. The increase was principally the net result of (i) an increase in net gains from securities available for sale of EUR 405 million relating to differences in accounting for realized gains and losses in investment portfolios, and (ii) lower pension costs of EUR 69 million due to an increased return on plan assets, offset in part by (a) a charge of EUR 215 million (of which EUR 149 million related to North American acquisitions) for goodwill associated with our acquisitions (under Dutch GAAP all goodwill is charged to shareholders' equity at the time of the acquisition), (b) charges under U.S. GAAP relating to the adaptation of computer systems for the euro and for the year 2000, which have been provisioned under Dutch GAAP in preceding years and (c) the tax effects of the reconciliation adjustments. Operating profit before taxes for North American operations for 1998 in accordance with U.S. GAAP would have been EUR 149 million lower than operating profit before taxes under Dutch GAAP giving effect only to the charges under U.S. GAAP for goodwill amortization for North American acquisitions.

    Net profit for 1997 in accordance with U.S. GAAP was EUR 174 million lower than net profit in accordance with Dutch GAAP. The reduction was principally the net result of (i) a charge of EUR 194 million (of which EUR 152 million related to North American acquisitions) for goodwill amortization associated with our acquisitions, (ii) higher pension costs of EUR 39 million associated with the absence of charges under Dutch GAAP for pension costs as a result of strong pension fund investment results and (iii) the tax effects of the reconciliation adjustments, offset in part by an increase in net gains from securities available for sale of EUR 152 million relating to differences in accounting for realized gains and losses in investment portfolios. Operating profit before taxes for North American operations for the year ended December 31, 1997 in accordance with U.S. GAAP would have been EUR 152 million lower than operating profit before taxes under Dutch GAAP giving effect only to the charges under U.S. GAAP for goodwill amortization for North American acquisitions.

CAPITAL RESOURCES

    The following table shows our capital at December 31, 1999, 1998 and 1997.

                                                                     AT DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                   (IN MILLIONS OF EUR)
Ordinary Share capital......................................      832        818        800
Preference Share capital....................................      823        823        823
Convertible Preference Shares...............................        3          4          5
                                                               ------     ------     ------
                                                                1,658      1,645      1,628
Ordinary Share premium reserves.............................    2,443      2,409      2,367
Convertible Preference Share premium reserves...............       37         45         55
Other reserves..............................................    7,849      6,624      7,680
                                                               ------     ------     ------
Shareholders' equity........................................   11,987     10,723     11,730
Minority interests..........................................    4,945      3,530      2,054
                                                               ------     ------     ------
Group equity................................................   16,932     14,253     13,784
Fund for general banking risks..............................    1,232      1,140      1,127
Subordinated debt...........................................   10,717      8,980      9,121
                                                               ------     ------     ------
Group capital...............................................   28,881     24,373     24,032
                                                               ======     ======     ======

    Group capital at year-end 1999 totaled EUR 28,881 million, up EUR
4,508 million or 18.5% from year-end 1998. Shareholders' equity, one of the components of group capital, increased by EUR 1,264 million from EUR
10,723 million to EUR 11,987 million, mainly as a result of retained profits and stock dividends of EUR 1,840 million and a goodwill charge of EUR 814 million. The goodwill charge of EUR 814 million represented the difference between cost and net asset value of acquisitions. The charge was mainly incurred on: the purchase of an interest in Banca di Roma, a charge of EUR 212 million; the acquisition of Bank of Asia, a charge of EUR 150 million; Bank of America's Asian consumer banking business, a charge of EUR 91 million; and on raising ABN AMRO's interest in Banco Real a charge of EUR 228 million and Bandepe, a charge of EUR 60 million. Translation losses on capital operations abroad led to a further EUR 215 million charged to the exchange differences, mainly resulting from the 27.0% depreciation of the Brazilian real, which translation losses were partially offset by the rise in the exchange rate of the U.S. dollar.

    The exercise of staff options at an average price of EUR 12.62 caused the number of ordinary shares to increase by 3.8 million. In addition, 0.3 million preference shares were converted into 1.1 million ordinary shares against an additional payment of EUR 0.79 per ordinary share. As a consequence, shareholders' equity rose by EUR 41 million.

    Minority interests increased EUR 1,415 million mainly from preferred stock issued by our U.S. business of $1,250 million and currency translation gains of EUR 556 million. The partial buyout of minority shareholders in Banco Real led to a EUR 397 million decrease in minority interests.

    The fund for general banking risks increased in 1999, rising by EUR
92 million from EUR 1,140 million to EUR 1,232 million, due to a positive currency translation difference (a part of the fund is held in US dollars for covering banking risks denominated in US dollars) of EUR 98 million, a release to the profit and loss account of EUR 13 million (before taxes) and other movements of EUR 7 million.

    Subordinated capital increased by EUR 1.7 billion. Subordinated debt increased in 1999 by EUR 819 million as a result of higher currency exchange rates. New subordinated debt of EUR 1.5 billion was issued, of which
1.4 billion was issued in The Netherlands.

    Group capital at year-end 1998 totaled EUR 24,373 million, up EUR
341 million or 1.4% from year-end 1997. Shareholders' equity fell in 1998 by EUR 1,007 million to EUR 10,723 million. Goodwill charges and currency translation losses were partially offset by retained profit and stock dividends of EUR
1,539 million.

    The exercise of staff options at an average price of EUR 14.48 caused the number of ordinary shares to increase by 3.3 million. In addition, 0.4 million preference shares were converted into 1.5 million ordinary shares against an additional payment of EUR 0.79 per ordinary share. As a consequence, shareholders' equity rose by EUR 49 million.

    Goodwill charges under Dutch GAAP of EUR 2.3 billion, representing the difference between cost and net asset value of acquisitions, largely related to the acquisitions of Banco Real (EUR 1.5 billion), Bank of Asia (EUR
0.4 billion) and ABN AMRO Asia Ltd. (EUR 0.1 billion). An amount of EUR
322 million was charged to the exchange differences reserve due to currency translation losses on capital investments in operations abroad, primarily resulting from the depreciation of the U.S. dollar from EUR 0.92 at year-end 1997 to EUR 0.86 at the end of 1998.

    In 1998, minority interests increased EUR 1,476 million, mainly from preferred stock issued by our U.S. business of $1,250 million and the temporary minority interest in Banco Real of EUR 671 million, offset by currency translation losses on minority interests of EUR 195 million.

    The fund for general banking risks increased in 1998 from EUR 1,127 million to EUR 1,140 million. An amount of EUR 66 million net, EUR 101 million gross was released from the fund. This release related to specific provisions for Asia. As a portion of the equity of acquisitions was added to the fund, the level of the fund increased on a net basis.

    Subordinated debt decreased in 1998 by EUR 0.1 billion. New subordinated debt of EUR 0.4 billion was issued, almost all in The Netherlands. The converted EUR value of subordinated debt fell by EUR 0.4 billion, due to a weaker U.S. dollar.

    For an analysis of our shareholders' equity under U.S. GAAP, see note 43 to the Consolidated Financial Statements.

    Our overall capital resources policy is maintained with reference to the supervisory requirements of the Dutch Central Bank, which applies a capital ratio based on BIS guidelines as the principal measure of capital adequacy. Such ratio compares a bank's capital, which is divided into three tiers, with its assets and off-balance sheet exposures weighted according to broad categories of relative credit risk. The minimum total capital ratio standard is 8.0% of risk weighted assets and the minimum Tier 1 capital ratio is 4.0% of risk weighted assets.

    Total capital base increased by 18.4% to EUR 26,764 million in 1999. At year-end 1999, our Tier 1 capital ratio was 7.20%, its total capital ratio was 10.86%, and the amount of subordinated loans included in lower Tier 2 capital was 48.0% of Tier 1 capital. Under BIS guidelines, the amount of subordinated debt that may be included as lower Tier 2 capital is limited to 50.0% of Tier 1 capital. The Dutch Central Bank has established minimum capital requirements for the market and other risks associated with trading activities. The capital adequacy requirement for this market risk at December 31, 1999 was EUR
401 million. The Dutch Central Bank permits the issuance of Tier 3 capital in the form of subordinated loans with a maturity of two years or greater. The Bank has issued $500 million of subordinated debt that qualifies as Tier 3 capital. See Item 1 "Description of Business Supervision and Regulation." At year-end 1999, the total capital ratio and Tier 1 capital ratio of ABN

AMRO North America, Inc., the bank holding company for the LaSalle Group, were 10.87% and 7.14%, respectively, as compared to 10.75% and 7.21%, respectively, at December 31, 1998.

    Risk-weighted assets at December 31, 1999 were EUR 246.4 billion, which is EUR 30.6 billion or 14.2% higher than at December 31, 1998. The increase resulted from higher risk weighted assets in the International Division as a result of the rise of the U.S. dollar against the euro and an increase of loans, especially in the Netherlands Division. In order to improve capital ratios and return on equity, a number of securitizations were completed in 1999 (EUR
3.7 billion in The Netherlands).

    The following table analyzes our capital ratios at December 31, 1999, 1998 and 1997 in accordance with supervisory requirements.

                                                                     AT DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                (IN MILLIONS OF EUR EXCEPT
                                                                       PERCENTAGES)
Tier 1 capital..............................................   17,735     14,985     14,521
Tier 2 capital..............................................    8,968      7,583      7,593
Tier 3 capital..............................................      498        428        458
Supervisory deductions......................................     (437)      (384)      (340)
                                                              -------    -------    -------
Total capital base..........................................   26,764     22,612     22,232
                                                              =======    =======    =======

Risk-weighted assets On balance.............................  194,715    168,427    153,516
Off-balance.................................................   46,649     39,208     41,230
Market risks................................................    5,010      8,134     13,904
                                                              -------    -------    -------
Total risk-weighted assets..................................  246,374    215,769    208,650
                                                              =======    =======    =======

Tier 1 capital ratio........................................     7.20%      6.94%      6.96%
Total capital ratio.........................................    10.86%     10.48%     10.65%

    For a discussion of liquidity, see Item 1--"Description of Business Risk Management Liquidity Risk."

CONSOLIDATED BALANCE SHEET

    Consolidated total assets at December 31, 1999 were EUR 457.9 billion, up EUR 25.8 billion or 6.0% from year-end 1998. Higher year-end exchange rates increased total assets by EUR 35.2 billion. The growth of total assets occurred in the International Division, an increase of EUR 33.0 billion, mostly due to higher exchange rates and in the Netherlands Division, an increase of EUR
10.1 billion, notably from home mortgage lending, while total assets decreased in the Investment Banking Division, a decrease of EUR 19.0 billion largely as a result of reduced deposits taken from and placed with other banks.

LOANS

    Loans increased by EUR 39.2 billion or 17.8% to EUR 259.7 billion at December 31, 1999. Private sector loans, excluding repo transactions, increased 15.5% to EUR 207.0 billion. Repo transactions increased by EUR 6.6 billion. Loans to the public sector rose by EUR 4.8 billion to EUR 12 billion.

    In The Netherlands Division, private sector loans rose by 9.9% to EUR
88.6 billion at December 31, 1999, due primarily to an increase in mortgage lending.

    In the International Division, private sector loans increased by EUR
17.4 billion or 19.8% to EUR 105.3 billion at December 31, 1999 due to net higher exchange rates (EUR 11.1 billion) and organic growth (the remainder).

TOTAL CLIENT ACCOUNTS

    Total client account balances increased in 1999 by EUR 24.4 billion or 11.9% to EUR 230.0 billion. In the Netherlands Division, the increase amounted to EUR
6.5 billion. Total client account balances at the International Division increased by EUR 18.1 billion due to higher exchange rates and organic growth.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    The information set forth in Item 1 "Description of Business Risk Management" and in Note 24 to the Consolidated Financial Statements are incorporated herein by reference.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

    Holding is a public company with limited liability incorporated under the laws of The Netherlands to which the rules for large companies, as set out in Sections 152 to 164 inclusive of Book 2 of the Dutch Civil Code, or the "Large Company Rules", apply. Under the Large Company Rules, companies must have a two-tier system of corporate governance, consisting of a Supervisory Board and Managing Board. The Supervisory Board supervises the policy conducted by the Managing Board, as well as the company's general course of affairs and its business.

    Under the Large Company Rules, our day to day management is vested with the Managing Board. Subject to certain statutory exemptions, the following powers, among others, are vested in the Supervisory Board by the Large Company Rules:
(i) appointment of the members of the Supervisory Board; (ii) appointment and dismissal of the members of the Managing Board; (iii) adoption of the annual accounts; and (iv) approval of certain resolutions by the Managing Board. In performing their duties, members of the Supervisory Board must consider the interests of the company and its business.

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

    The members of the Supervisory Board of Holding as of April 1, 2000 were as follows:

                                           YEAR OF
NAME                                     APPOINTMENT            PRINCIPAL OCCUPATION
----                                     -----------   ---------------------------------------
A.A. Loudon                                 1994       Former Chairman of the Managing Board
  Chairman                                             of AKZO Nobel N.V.

F.H. Fentener van Vlissingen                1974       Managing Director of Flint Holding N.V.
  Vice-Chairman

H.B. van Liemt                              1986       Former Chairman of the Managing Board
                                                       of DSM N.V.

W. Overmars                                 1990       Former Chairman of the Executive Board
                                                       of Campina Melkunie B.V.

R.J. Nelissen                               1992       Former Chairman of the Managing Board
                                                       of Holding and ABN AMRO Bank N.V.

W. Dik                                      1993       Chairman of the Managing Board of Royal
                                                       KPN N.V.

J.M.H. van Engelshoven                      1993       Former Managing Director of Royal Dutch
                                                       Shell Group of Companies

R. Hazelhoff                                1994       Former Chairman of the Managing Board
                                                       of Holding and ABN AMRO Bank N.V.

S. Keehn                                    1996       Former President of the Federal Reserve
                                                       Bank of Chicago

C.H. van der Hoeven                         1997       President and Chief Executive Officer
                                                       of Royal Ahold N.V.

M.C. van Veen                               1997       Former Chairman of the Managing Board
                                                       of Koninklijke Hoogovens N.V.

A. Burgmans                                 1998       Chairman of the Managing Board of
                                                       Unilever N.V.

Mrs. L.S. Groenman                          1999       Crown member Sociaal-Economische Raad
                                                       (SER)

D.R.J. de Rothschild                        1999       Senior Partner of Rothschild & Cie
                                                       Banque, Deputy Chairman N.M. Rothschild
                                                       Group (including N.M. Rothschild & Sons
                                                       Ltd.)

On May 10, 2000, Mr. F.H. Fentener van Vlissingen will cease to be a member of the Supervisory Board and the following persons will become Supervisory Board members:

Mrs. T. A. Maas-de Brouwer                  2000      Former member Upper house of the Dutch
                                                      Parlement/leadership in several
                                                      information technology organisations

P.J. Kalff                                  2000      Former Chairman of the Managing Board
                                                      of Holding and ABN AMRO Bank N.V.

The members of the Managing Board of Holding as of April 1, 2000 were as follows:

                                           YEAR OF
NAME                                     APPOINTMENT            PRINCIPAL OCCUPATION
----                                     -----------   ---------------------------------------
P.J. Kalff                                  1977       Chairman of the Managing Board

R.W.J. Groenink                             1988       Netherlands Division

R.W.F. van Tets                             1988       Investment Banking Division
J.M. de Jong                                1989       International Division
W.G. Jiskoot                                1997       Investment Banking Division
R.G.C. van den Brink                        1997       Resources Management Division
T. de Swaan                                 1999       Risk Management Division/Corporate
                                                       Affairs
J.Ch.L. Kuiper                              1999       International Division

On May 10, 2000, P.J. Kalff will resign and be succeeded by R.W.J. Groenink.

    The senior executive vice presidents of the Bank as of April 1, 2000 were as follows:

                                           YEAR OF
NAME                                     APPOINTMENT            PRINCIPAL OCCUPATION
----                                     -----------   ---------------------------------------
W.M. ten Berg                               1985       Planning and Control
J.J. Oyevaar                                1985       International Division
J.J. Kamp                                   1986       International Division
R.A. Kleyn                                  1987       Resources Management Division
M.H. Reuchlin                               1989       Corporate Affairs
F.I.A. Lion                                 1990       Resources Management Division
H.J. Rutgers                                1993       Netherlands Division
J. Koopman                                  1994       International Division
J.C. ten Cate                               1996       Netherlands Division
C.H.A. Collee                               1996       Netherlands Division
G. Kuyper                                   1997       Investment Banking Division
A.C. Tupker                                 1997       Investment Banking Division
D. Post                                     1997       Resources Management Division
F.G.H. Deckers                              1998       International Division
H. Mulder                                   1998       Risk Management Division
J. Sijbrand                                 1998       Risk Management Division
J.P. Votron                                 1999       E-Commerce
H.Y. Scott Barret                           1999       Investment Banking Division
S.A. Lires Rial                             1999       International Division
N.W.A. Bannister                            1999       Investment Banking Division
W.F.C. Baars                                1999       Risk Management Division
G.B.J. Hartsink                             2000       Netherlands Division
A.M. Kloosterman                            2000       International Division

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

    For the year ended December 31, 1999, the compensation paid to current and former members of the Managing Board and senior executive vice presidents of the Bank aggregated EUR 21.8 million, and for current and former members of the Supervisory Board aggregated EUR 0.6 million.

    No amount was set aside to provide pension benefits for current and former members of the Managing Board and senior executive vice presidents of the Bank pursuant to plans provided or contributed to by us for the year ended
December 31, 1999, versus 0.3 million for 1998, as a result of the good performance of the Bank's pension fund.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

    Holding has stock option programs under which employees of the Bank's operating divisions and support functions located in The Netherlands may receive stock option grants in lieu of cash profit-sharing or Christmas bonuses. In addition, under a stock option program for senior management, each year a number of options to acquire Ordinary Shares are granted to approximately 110 employees of Holding and its domestic and foreign subsidiaries, including but not limited to the members of the Managing Board and senior executive vice presidents of the Bank, with the level of grants based on seniority. The exercise price of options under these programs is equal to the average of the high and low quoted price of the Ordinary Shares on the AEX Stock Exchange on the date of grant. Pursuant to its stock option programs, Holding may issue new shares or shares purchased by Holding in the open market. The options are fully vested on the date of grant and are exercisable during specified "window periods" for a period of five years. Options granted after June 26, 1998 are, in accordance with tax rules, exercisable during specified "window periods" during the fourth and fifth years after the option is granted. At December 31, 1999, outstanding options held by employees were as follows:

                                                                   AVERAGE EXERCISE
YEAR OF EXPIRATION                                STAFF OPTIONS         PRICE
------------------                                --------------   ----------------
                                                  (IN THOUSANDS)       (IN EUR)
2000............................................          905             7.19
2001............................................        2,827            10.93
2002............................................        7,557            16.58
2003............................................       15,096            22.55
2004............................................        7,921            20.19
                                                       ------            -----
                                                       34,306            19.33
                                                       ======            =====

    The following table identifies as of December 31, 1999 the options on our shares held by members of our Managing Board.

                                                                    AVERAGE
                                                         NUMBER    EXERCISE
                                                           OF      PRICE (IN   EXPIRATION
                                                        OPTIONS      EUR)        PERIOD
                                                        --------   ---------   ----------
P.J. Kalff............................................  121,389      18.18        2004
R.W.J. Groenink.......................................  110,785      18.45        2004
R.W.F. van Tets.......................................  202,283      14.27        2004
J.M. de Jong..........................................  120,785      18.19        2004
W.G. Jiskoot..........................................  121,389      18.18        2004
R.G.C. van den Brink..................................  120,356      18.17        2004
T. de Swaan...........................................   40,356      18.13        2004
J.Ch.L. Kuiper........................................   28,000      18.10        2004

    At December 31, 1999, 2.3 million Ordinary Shares were issuable upon the exercise of options held as of such date by members of the Managing Board and senior executive vice presidents of the Bank taken together as a group.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

    There were no material contracts in which members of the Managing Board or the senior executive vice presidents of the Bank had any interest during 1999. Loans to members of the Managing Board and to members of the Supervisory Board totaled EUR 8.8 million and EUR 8.0 million, respectively, at December 31, 1999. As described under Item 10- "Directors and Officers of Registrant," certain members of the Supervisory Board are current and former senior executives of leading multinational corporations based primarily in The Netherlands. Members of our group may at any time have lending, investment banking or other financial relationships with one or more of these corporations in the ordinary course of business on terms which Holding believes are no less favorable to our group than those reached with unaffiliated parties of comparable creditworthiness.

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

    See pages F-1 through F-61.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

    (A) INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
        Report of Independent Auditors......................     F-2
        Accounting Policies.................................     F-3
        Consolidated Balance Sheets at December 31, 1998 and
        1999................................................     F-7
        Consolidated Income Statements for the years ended
        December 31, 1997, 1998 and 1999....................     F-8
        Consolidated Cash Flow Statements for the years
        ended December 31, 1997, 1998 and 1999..............     F-9
        Changes in Shareholders' Equity for the years ended
        December 31, 1997, 1998 and 1999....................    F-10
        Notes to the Consolidated Financial Statements......    F-11

    (B) INDEX TO EXHIBITS

        Not Applicable.

                                   SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ABN AMRO HOLDING N.V.
                                             (Registrant)

                                             By:  /s/ J.J.DEKKER
                                                  ------------------------------------------
                                                  Name: J.J.Dekker
                                                  Title:  Principal Accounting Officer

                                             By:  /s/ H.T.J.M. VAN DEN HOUT
                                                  ------------------------------------------
                                                  Name: H.T.J.M. van den Hout
                                                  Title:  Secretary to the managing board

April 20, 2000

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ABN AMRO BANK N.V.
                                             (Registrant)

                                             By:  /s/ J.J.DEKKER
                                                  ------------------------------------------
                                                  Name: J.J.Dekker
                                                  Title:  Principal Accounting Offier

                                             By:  /s/ H.T.J.M. VAN DEN HOUT
                                                  ------------------------------------------
                                                  Name: H.T.J.M. van den Hout
                                                  Title:  Secretary to the managing board

April 20, 2000

                           FINANCIAL STATEMENTS 1999
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors..............................     F-2
Accounting Policies.........................................     F-3
Consolidated Balance Sheets at December 31, 1998 and 1999...     F-7
Consolidated Income Statements for the years ended
  December 31, 1997, 1998 and 1999..........................     F-8
Consolidated Cash Flow Statements for the years ended
  December 31, 1997, 1998 and 1999..........................     F-9
Changes in Shareholders' Equity for the years ended
  December 31, 1997, 1998 and 1999..........................    F-10
Notes to the Consolidated Financial Statements..............    F-11

                         REPORT OF INDEPENDENT AUDITORS

The Supervisory Board and the Managing Board of
ABN AMRO Holding N.V.

We have audited the accompanying consolidated balance sheets of ABN AMRO Holding N.V. and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABN AMRO Holding N.V. and subsidiaries as of December 31, 1998 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in The Netherlands.

Accounting principles generally accepted in The Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholders' equity as of December 31, 1998 and 1999, and the net profits for each of the three years in the period ended December 31, 1999 to the extent summarized in note 43 to the Consolidated Financial Statements.

                                          /s/ ERNST & YOUNG
                                          --------------------------------------
                                          Ernst & Young Accountants

Amsterdam, The Netherlands

March 23, 2000

                              ACCOUNTING POLICIES

GENERAL

    The financial statements have been prepared in conformity with generally accepted accounting principles in the Netherlands. Where necessary, the amounts reported in the financial statements are based on estimates and assumptions.

    Since ABN AMRO Holding N.V. ordinary shares are listed on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts, ABN AMRO also publishes an annual report (Form 20-F) that conforms to the Securities and Exchange Commission (SEC) rules, including those relating to the format and content of the notes to the financial statements. In addition, the annual report includes an analysis of equity and results according to accounting principles generally accepted in the United States (US GAAP).

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

BASIS OF CONSOLIDATION

    The consolidated financial statements incorporate the assets, liabilities, revenues and expenses of ABN AMRO Holding N.V., its subsidiaries and other group companies that form an organisational and economic entity with it. Minority interests in both equity and results of subsidiaries and other group companies are stated separately.

CURRENCY TRANSLATION

    Assets and liabilities denominated in foreign currencies and financial instruments hedging these assets and liabilities are translated into euros at the spot rates of exchange prevailing at balance sheet date. Translation differences are taken to the income statement. Apart from capital investments in hyper-inflationary countries, translation differences on capital investments in foreign branches, subsidiaries and participating interests, including retained profit, are accounted for in shareholders' equity together with the results from related hedging instruments, after allowing for taxation.

    Results on transactions denominated in foreign currencies are translated at the rates prevailing at transaction date or, insofar as accruals and deferrals are involved, on the last day of the month to which the results relate. Results of foreign branches, subsidiaries and participating interests, apart from those in hyper-inflationary countries, are translated at the rates prevailing at the end of the month in which the results are recognized. The results from branches, subsidiaries and participating interests in hyper-inflationary countries are translated at the rates prevailing at balance sheet date, after restating the local currency results for the effects of inflation.

VALUATION AND DETERMINATION OF RESULTS

GENERAL

    Except where otherwise stated, assets and liabilities are recorded at cost, less any allowance deemed necessary. Premiums and discounts are accounted for in prepayments and accrued income or accruals and deferred income respectively, and are attributed to the accounting periods throughout the remaining terms of the underlying items.

    Except for items forming part of the trading portfolio, interest-earning and interest-bearing securities on which a large part or all of the interest receivable or payable is settled on redemption are included at either purchase price or discounted value on issue plus accrued interest.

    Where financial instruments are used to hedge risks associated with designated assets or liabilities, the valuation and determination of results on these instruments are effected in accordance with the policies applied to the hedged items. Transactions are qualified as hedges if they are identified as such and there is a substantial negative correlation between the hedging results and the results of the positions being hedged. Gains or losses on the early termination of a hedge are recognized as assets or liabilities and amortized over the remaining terms of the hedged positions. Where financial instruments are used to hedge risks associated with designated assets or liabilities and the hedged assets or liabilities are sold or terminated, such financial instruments are no longer qualified as hedges. Results on the settlement of the hedge are accounted for in the same period as gains or losses on the settlement of the hedged position. Accounting policies relating to other financial instruments are explained in the section on trading activities. Revenue and expenses are recognized in the year to which they relate.

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

    As soon as the loan liquidation procedure is started, ABN AMRO ceases to accrue interest on the loan in question (non-accrual loans). Depending on the chances of the principal being repaid, interest is recorded in the income statement only when actually received (other non-performing loans) or in accordance with the standard method of valuation (accruing doubtful loans). Doubtful loans are not written off until it is clear that repayment of principal can be ruled out.

TRADING ACTIVITIES

    Securities held in the trading portfolios are stated at market value. Debentures of ABN AMRO group companies, acquired as part of trading activities, are stated at the lower of market value and purchase price. Foreign exchange contracts, stock, bond, currency and other options, as well as interest rate contracts such as interest rate swaps and forward rate agreements, are stated at market value. The aggregate market value of these contracts is included in other assets or other liabilities. Gains or losses resulting from the method of valuation described are recognized in the income statement in results from financial transactions.

FINANCIAL AND OTHER FIXED ASSETS

INVESTMENTS

    Interest-earning securities (other than securities on which a large part or all of the interest is settled on redemption) held in the investment portfolios are stated at redemption value. Shares held in these portfolios are included at market value, with changes in value, net of tax, reflected in shareholders' equity. If the revaluation reserve formed in this manner is insufficient to absorb diminutions in value, they will be charged to the income statement in value adjustments to financial fixed assets. Results on sales are credited to the income statement in the year the investments are sold. Net capital gains on interest-bearing securities realised prior to redemption date in connection with replacement operations are recognized as interest over the remaining average portfolio duration. Investments which are held under insurance contracts for the account and risk of policyholders are carried at market value; changes in the value of these investments are accounted for as other revenue (profits or losses of insurance companies).

SHARES AS PART OF VENTURE CAPITAL ACTIVITIES

    Equity investments, i.e. shares acquired as part of venture capital activities, are stated at purchase price or sustained lower market value.

PARTICIPATING INTERESTS

    Participating interests in which ABN AMRO or one of its subsidiaries has a significant influence on commercial and financial policy are stated at net asset value determined in conformity with the policies applied in these financial statements. In accordance with these policies, movements in net asset value are recorded in shareholders' equity, such as revaluations and goodwill, or in the income statement. Tax payable on distributions is taken into account at the moment of the decision to make a distribution.

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

PROPERTY AND EQUIPMENT

    Premises used in operations, including land, are stated at current value based on replacement cost. Buildings and fixtures and fittings are fully depreciated by the straight-line method over their estimated useful life with a maximum of fifty years. Movements in value, net of tax, are credited or charged to shareholders' equity on a long-term basis. Capital expenditures on rented premises are capitalized and also depreciated on a straight-line basis, taking into account the term of the lease. Property held for sale is stated at the lower of cost, including interest during construction, and estimated proceeds from sale.

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

    Insurance fund liabilities are related chiefly to provisions for life insurance. They are determined using actuarial methods and on the basis of the same principles as those used to calculate the premium. These provisions are periodically tested by reference to changes in mortality, interest and costs, and increased when deemed inadequate. Technical provisions for investment exposure borne by policyholders are determined using the same principles as are applied for the valuation of the underlying investments.

    Self-administered pension plan commitments, which are relatively small, and provisions for payments to non-active employees are computed on the basis of actuarial assumptions.

    Except for deferred tax liabilities, other provisions for commitments and risks are included at face value.

TAXES

    In determining the effective tax rate, all timing differences between pre-tax profit determined on the basis of ABN AMRO accounting policies and the taxable amount in accordance with tax legislation, are taken into account. Deferred tax liabilities are discounted to their present value on the basis of the net interest. Deferred tax assets are accounted for only if there is sufficient assurance about their collectibility. The addition to or withdrawal from the fund for general banking risks is taken into account when determining the effective tax rate.

             CONSOLIDATED BALANCE SHEET AFTER PROFIT APPROPRIATION

                                                                   NOTES          1999          1998
                                                                  --------      --------      --------
                                                                                 (IN MILLIONS OF EUR)
ASSETS
Cash........................................................          1           6,806         4,478
Short-dated government paper................................        2,5          10,375         7,719
Banks.......................................................          3          47,201        60,894

  Loans to public sector....................................                     12,007         7,243
  Loans to private sector...................................                    206,974       179,211
  Professional securities transactions......................                     40,742        34,058
                                                                                -------       -------
Loans.......................................................          4         259,723       220,512
Interest-earning securities.................................          5          92,583       106,067
Shares......................................................          5          16,990        13,271
Participating interests.....................................          6           1,884         1,057
Property and equipment......................................          7           5,205         4,657
Other assets................................................          8           6,894         5,439
Prepayments and accrued income..............................          9          10,223         7,989
                                                                                -------       -------
                                                                                457,884       432,083
                                                                                =======       =======
LIABILITIES
Banks.......................................................         10          80,990       104,898
  Savings accounts..........................................                     71,729        61,785
  Deposits and other client accounts........................                    128,507       112,741
  Professional securities transactions......................                     29,756        31,028
                                                                                -------       -------
Total client accounts.......................................         11         229,992       205,554
Debt securities.............................................         12          54,228        37,947
Other liabilities...........................................          8          42,113        42,419
Accruals and deferred income................................          9          10,974         9,170
Provisions..................................................         13          10,706         7,722
                                                                                -------       -------
                                                                                429,003       407,710

Fund for general banking risks..............................         14           1,232         1,140
Subordinated debt...........................................         15          10,717         8,980

  Shareholders' equity......................................         16          11,987        10,723
  Minority interests........................................         17           4,945         3,530
                                                                                -------       -------
Group equity................................................                     16,932        14,253

Group capital...............................................                     28,881        24,373
                                                                                -------       -------
                                                                                457,884       432,083
                                                                                =======       =======

Contingent liabilities......................................         23          43,561        35,100
Committed facilities........................................                    115,441        88,873

                         CONSOLIDATED INCOME STATEMENT

                                                               NOTES       1999       1998       1997
                                                              --------   --------   --------   --------
                                                                              (IN MILLIONS OF EUR
                                                                               EXCEPT SHARE DATA)
REVENUE
Interest revenue............................................              29,062     25,634     20,795
Interest expense............................................              20,375     18,436     14,501
                                                                          ------     ------     ------

NET INTEREST REVENUE........................................     26        8,687      7,198      6,294

Revenue from securities and participating interests.........     27          357        348        286

  Commission revenue........................................               4,947      3,819      3,185
  Commission expense........................................                 492        431        339
                                                                          ------     ------     ------

Net commissions.............................................     28        4,455      3,388      2,846
Results from financial transactions.........................     29        1,374      1,153      1,105
Other revenue...............................................     30          654        451        254
                                                                          ------     ------     ------

TOTAL NON-INTEREST REVENUE..................................               6,840      5,340      4,491
                                                                          ------     ------     ------
TOTAL REVENUE...............................................     39       15,527     12,538     10,785

EXPENSES
  Staff costs...............................................     31        5,768      4,656      3,926
  Other administrative expenses.............................     32        4,041      3,381      2,982
                                                                          ------     ------     ------

Administrative expenses.....................................               9,809      8,037      6,908
Depreciation................................................     33          800        667        542
                                                                          ------     ------     ------
OPERATING EXPENSES..........................................              10,609      8,704      7,450
Provision for loan losses...................................     34          653        941        547
Release from / addition to fund for general banking risks...     35          (20)      (101)       179
Value adjustments to financial fixed assets.................     36           35         97        (17)
                                                                          ------     ------     ------
TOTAL EXPENSES..............................................              11,277      9,641      8,159

OPERATING PROFIT BEFORE TAXES...............................               4,250      2,897      2,626
Taxes.......................................................     37        1,320        908        754
                                                                          ------     ------     ------
GROUP PROFIT AFTER TAXES....................................               2,930      1,989      1,872
Minority interests..........................................     38          360        161        124
                                                                          ------     ------     ------
NET PROFIT..................................................               2,570      1,828      1,748
                                                                          ======     ======     ======

Earnings per Ordinary Share.................................                1.72       1.23       1.20
Fully diluted earnings per Ordinary Share...................                1.71       1.22       1.19
Dividend per Ordinary Share.................................                0.80       0.58       0.54

                        CONSOLIDATED CASH FLOW STATEMENT

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                   (IN MILLIONS OF EUR)
Group profit................................................     2,930      1,989      1,872
Depreciation................................................       800        667        542
Provision for loan losses--release from / addition to fund
  for general banking risks.................................       633        839        726
Movement in provisions......................................       516       (171)        76
Movement in interest receivable.............................    (1,878)        36     (1,848)
Movement in interest payable................................     1,356      1,058      1,540
Movement in tax on profit...................................       274        131        (75)
Other accruals and deferrals................................       200      2,279        663
Government paper and securities, trading....................    13,423    (21,980)   (10,681)
Other securities............................................     9,865     (4,593)   (13,523)
Banks, other than demand deposits...........................   (13,288)    11,936     13,703
Loans.......................................................   (18,907)   (15,924)   (10,868)
Professional securities transactions (included in loans)....    (1,441)    (4,937)   (22,210)
Total client accounts.......................................    13,984     12,563     16,385
Professional securities transactions (included in total
  client accounts)..........................................    (5,274)     6,563     19,439
Debt securities, excluding debentures.......................     5,524     (2,121)     2,504
Other assets and liabilities................................    (3,155)    20,745     14,880
                                                              --------   --------   --------

Net cash flow from operations / banking activities..........     5,562      9,080     13,125
  Purchase of securities for investment portfolios..........   (56,164)   (62,582)   (53,304)
  Sale and redemption of securities from investment
    portfolios..............................................    49,821     56,103     42,615
                                                              --------   --------   --------
Net outflow.................................................    (6,343)    (6,479)   (10,689)
  Investments in participating interests....................    (1,355)    (1,182)    (2,008)
  Sale of investments in participating interests............        64        313      1,266
                                                              --------   --------   --------
Net outflow.................................................    (1,291)      (869)      (742)
  Capital expenditure on property and equipment.............    (1,502)    (1,245)    (1,025)
  Sale of property and equipment............................       293        173        171
                                                              --------   --------   --------
Net outflow.................................................    (1,209)    (1,072)      (854)
                                                              --------   --------   --------
Net cash flow from investment activities....................    (8,843)    (8,420)   (12,285)
Increase in group equity....................................     1,198      1,049      1,310
Redemption of preference shares.............................        --         --       (234)
Issue of subordinated debt..................................     1,536        420      1,674
Repayment of subordinated debt..............................      (350)      (348)      (136)
Issue of debentures and notes...............................     8,851      1,401      3,831
Repayment of debentures and notes...........................    (2,826)    (2,560)    (2,621)
Cash dividends paid.........................................      (974)      (439)      (428)
                                                              --------   --------   --------
Net cash flow from financing activities.....................     7,435       (477)     3,396
                                                              --------   --------   --------
Cash flow...................................................     4,154        183      4,236
                                                              ========   ========   ========

For details refer to note 41.

                        CHANGES IN SHAREHOLDERS' EQUITY

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                   (IN MILLIONS OF EUR)
ORDINARY SHARES
Opening Balance.............................................      818        800        778
Exercised options and warrants..............................        1          2          2
Conversion of Convertible Preference Shares.................        1          1          5
Stock dividends.............................................       12         15         15
                                                               ------    -------    -------
Closing Balance.............................................      832        818        800
                                                               ------    -------    -------

PREFERENCE SHARES
Balance unchanged...........................................      823        823        823
                                                               ------    -------    -------

CONVERTIBLE PREFERENCE SHARES
Opening Balance.............................................        4          5          9
Conversion..................................................       (1)        (1)        (4)
                                                               ------    -------    -------
Closing Balance.............................................        3          4          5
                                                               ------    -------    -------

SHARE PREMIUM ACCOUNT RELATING TO ORDINARY SHARES
Opening Balance.............................................    2,409      2,367      2,297
Exercised options and conversion............................       38         46         27
Conversion of Convertible Preference Shares.................        8         11         58
Stock dividends.............................................      (12)       (15)       (15)
                                                               ------    -------    -------
Closing Balance.............................................    2,443      2,409      2,367
                                                               ------    -------    -------

SHARE PREMIUM ACCOUNT RELATING TO CONVERTIBLE PREFERENCE
  SHARES
Opening Balance.............................................       45         55        106
Conversion..................................................       (8)       (10)       (51)
                                                               ------    -------    -------
Closing Balance.............................................       37         45         55
                                                               ------    -------    -------

GENERAL RESERVE AND STATUTORY RESERVE
Opening Balance.............................................    6,988      7,759      7,589
Retained profit.............................................    1,320        922        904
Stock dividends.............................................      520        617        486
Goodwill....................................................     (814)    (2,275)    (1,228)
Other.......................................................      (32)       (35)         8
                                                               ------    -------    -------
Closing Balance.............................................    7,982      6,988      7,759
                                                               ------    -------    -------

REVALUATION RESERVES
Opening Balance.............................................      314        289        301
Revaluations................................................        6         25        (12)
                                                               ------    -------    -------
Closing Balance.............................................      320        314        289
                                                               ------    -------    -------

EXCHANGE DIFFERENCES RESERVE
Opening Balance.............................................     (639)      (317)      (413)
Currency translation differences............................      215       (322)        96
                                                               ------    -------    -------
Closing Balance.............................................     (424)      (639)      (317)
                                                               ------    -------    -------

TREASURY STOCK
Opening Balance.............................................      (39)       (51)      (156)
Increase (decrease).........................................       10         12        105
                                                               ------    -------    -------
Closing Balance.............................................      (29)       (39)       (51)
                                                               ------    -------    -------
TOTAL SHAREHOLDERS' EQUITY..................................   11,987     10,723     11,730
                                                               ======    =======    =======

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 CASH

    This item includes legal tender and demand deposits with central banks in countries in which the bank has a presence.

2 SHORT-DATED GOVERNMENT PAPER

    This item includes securities issued by public authorities, such as treasury paper, with original terms of two years or less, provided they can be refinanced with a central bank.

3 BANKS (ASSETS)

    This item includes receivables, including professional securities transactions, from credit institutions, central banks and multilateral development banks not already recognized in cash. Receivables in the form of securities are included in interest-earning securities or shares.

4 LOANS AND CREDIT RISK

    This item includes amounts receivable in connection with loans, including professional securities transactions, insofar as they are not recognized in the item banks. Securitized receivables are included in interest-earning securities or shares.

    In granting facilities and loans, ABN AMRO incurs a credit risk, i.e. the risk that the receivable will not be paid. This is related primarily to the balance sheet items banks, loans and interest-earning securities, and to off-balance sheet items. Concentration of credit risk could result in a material loss for the bank if a change in economic circumstances were to affect a whole industry or country.

SECTOR ANALYSIS OF LOANS

                                                            1999        1998
                                                          ---------   ---------
                                                          (IN MILLIONS OF EUR)
Public sector...........................................    12,097       7,334
Commercial..............................................   130,003     110,757
Retail..................................................    81,679      72,739
Professional securities transactions....................    40,742      34,058
Allowances for loan losses and cross-border risks.......    (4,798)     (4,376)
                                                           -------     -------
Loans...................................................   259,723     220,512
                                                           =======     =======

COLLATERAL FOR PRIVATE SECTOR LOANS

    Collateral is frequently demanded in connection with lending operations. The following table analyses private sector loans by type of collateral. Unsecured loans also include loans for which the Bank has the right to require collateral.

                                                            1999        1998
                                                          ---------   ---------
                                                          (IN MILLIONS OF EUR)
COMMERCIAL
Public authority guarantees.............................     6,109       5,474
Mortgages...............................................    18,974      15,584
Securities..............................................     2,337       2,699
Bank guarantees.........................................     3,114       3,093
Other types of collateral and unsecured.................    99,469      83,907
                                                           -------     -------
Total commercial loans..................................   130,003     110,757
                                                           =======     =======

                                                            1999        1998
                                                          ---------   ---------
                                                          (IN MILLIONS OF EUR)
RETAIL
Public authority guarantees.............................     3,628       3,596
Mortgages...............................................    58,082      50,523
Other types of collateral and unsecured.................    19,969      18,620
                                                           -------     -------
Total retail loans......................................    81,679      72,739
                                                           =======     =======

COMMERCIAL LOANS BY INDUSTRY

                                                            1999        1998
                                                          ---------   ---------
                                                          (IN MILLIONS OF EUR)
Agriculture, mining and energy..........................    10,718       8,957
Manufacturing...........................................    30,948      26,649
Construction and real estate............................    15,067      12,624
Wholesale and retail trade..............................    19,257      17,536
Transportation and communications.......................    10,451       9,568
Financial services......................................    17,639      16,348
Business services.......................................    12,290       8,477
Education, health care and other services...............    13,633      10,598
                                                           -------     -------
Total commercial loans..................................   130,003     110,757
                                                           =======     =======

MOVEMENTS IN ALLOWANCES FOR LOAN LOSSES

                                                           1999       1998       1997
                                                         --------   --------   --------
                                                               (IN MILLIONS EUR)
Opening balance........................................   4,116      2,894      2,402
Currency translation differences and other movements...     178        957        233
Write-offs.............................................    (771)      (527)      (465)
Received after write-off...............................     119         77         54
                                                          -----      -----      -----
                                                          3,642      3,401      2,224
Addition from net interest revenue.....................     138         77         75
  Addition from provision for loan losses..............   1,085      1,073        870
  Transfer to provision for loan losses................    (407)      (435)      (275)
                                                          -----      -----      -----
Net increase...........................................     678        638        595
                                                          -----      -----      -----
Closing balance........................................   4,458      4,116      2,894
                                                          =====      =====      =====

CROSS-BORDER RISK

    Loans and other exposures are often not restricted to the country in which the facility is extended, but also involve banks, public authorities and other clients in foreign countries, and are mostly denominated in foreign currencies. The total cross-border exposure is very substantial but relates mainly to OECD countries. An increased risk on these outstandings would arise if and insofar as government measures or extreme economic conditions in specific countries were to restrict debt servicing. Additional cross-border risk allowances are applied in such circumstances. The following table shows both net cross-border exposure and risk allowances. Net exposure involves all outstandings in non-local currencies in countries with an increased exposure less credit-enhanced outstandings and traditionally low-risk outstandings such as short-term trade finance and pre-export finance, as well as items held in the trading portfolios. Based on net exposure and country-specific percentages, cross-border risk allowances are computed. In determining actual cross-border risk allowances, any specific allowances for loan losses and the current value of U.S. treasury zero coupon bonds issued as part of restructuring programs are taken into account.

ANALYSIS OF INCREASED CROSS-BORDER EXPOSURES AND RISK ALLOWANCES AT
  DECEMBER 31, 1999

                                                             NET         RISK
                                                           EXPOSURE   ALLOWANCES
                                                           --------   ----------
                                                           (IN MILLIONS OF EUR)
Central and Eastern Europe...............................     224         182
Latin America and the Caribbean..........................     936         231
Asia / Pacific...........................................     146          86
Other countries..........................................      36          34
                                                            -----         ---
Total....................................................   1,342         533
                                                            =====         ===

MOVEMENTS IN CROSS-BORDER RISK ALLOWANCES

                                                          1999       1998       1997
                                                        --------   --------   --------
                                                             (IN MILLIONS OF EUR)
Opening Balance.......................................    494         410       418
Currency translation differences......................     74         (23)       47
Provision for loan losses.............................    (25)        303       (48)
Other movements.......................................    (10)       (196)       (7)
                                                          ---        ----       ---
Closing Balance.......................................    533         494       410
                                                          ===        ====       ===

    Cross-border risk allowances are charged to loans, banks and interest-bearing securities.

OTHER

    The item loans includes subordinated debt amounting to EUR 57 million (1998: EUR 90 million) and leasing operations amounting to EUR 10,910 million (1998: EUR 8,713 million).

5 SECURITIES

    The balance sheet items Short-dated government paper, Interest-earning securities and shares include the investment portfolios, the trading portfolios, securitized receivables such as treasury paper and commercial paper, and equity participations. Interest-earning securities forming part of an investment portfolio, which principally consist of central government bonds, serve as a liquidity buffer among others. ABN AMRO attempts to maximize the return on these instruments through a policy of active management. Equity investments held on a long-term basis are also included in the investment portfolios.

    The aforementioned balance sheet items can be analyzed as follows:

                                                            1999        1998
                                                          ---------   ---------
                                                          (IN MILLIONS OF EUR)
Investment portfolios...................................    62,679      51,745
Trading portfolios......................................    39,428      49,114
Short-dated government paper............................     3,114       2,172
Other bank paper........................................     4,873      15,396
Other loan-style paper..................................     4,631       4,101
Options.................................................     3,913       4,013
Equity participations...................................     1,310         516
                                                           -------     -------
Total securities........................................   119,948     127,057
                                                           =======     =======

    The following table analyzes listed and unlisted securities:

                                                    LISTED               UNLISTED
                                              -------------------   -------------------
                                                1999       1998       1999       1998
                                              --------   --------   --------   --------
                                                        (IN MILLIONS OF EUR)
Public authority paper......................   43,579     42,877     11,271     19,160
Other interest-earning securities...........   16,109     13,343     31,999     38,407
Shares......................................   15,542     12,367      1,448        903
                                               ------     ------     ------     ------
Total securities............................   75,230     68,587     44,718     58,470
                                               ======     ======     ======     ======

    Listed securities include all securities which are traded on any stock exchange. Third parties hold legal title to part of the securities included in the portfolios. This is related to securities sold with repurchase commitments (EUR 8,163 million, 1998: EUR 14,433 million) and securities lending transactions (EUR 9,213 million, 1998: EUR 3,080 million). In addition, ABN AMRO borrowed securities totalling EUR 7,075 million (1998: EUR 11,574 million). These borrowed securities are not shown in the balance sheet. The item Interest-earning securities includes securities of a subordinated nature totalling EUR 32 million (1998: EUR 54 million) and non-subordinated interest-earning securities issued by group companies totalling
EUR 1,028 million (1998: EUR 855 million).

    As part of its securities brokerage activities, the group also trades in ABN AMRO Holding shares. In addition, shares were repurchased on the AEX Stock Exchange in connection with staff options granted and to cover positions with clients. At December 31, 1999, the treasury stock position of group companies included 2.6 million ABN AMRO Holding Ordinary Shares. The corresponding amount of EUR 29 million has been deducted from reserves.

    An amount of EUR 15,989 million is scheduled for redemption in 2000 on interest-earning securities.

INVESTMENT PORTFOLIOS

    The analysis below shows the book value and the fair value of ABN AMRO's investment portfolios. Fair value is based on quoted prices for traded securities and estimated market value for non-traded securities.

                                                          1999                                  1998
                                           -----------------------------------   -----------------------------------
                                                        PREMIUMS                              PREMIUMS
                                                           OR                                    OR
                                           BOOK VALUE   DISCOUNTS   FAIR VALUE   BOOK VALUE   DISCOUNTS   FAIR VALUE
                                           ----------   ---------   ----------   ----------   ---------   ----------
                                                                     (IN MILLIONS OF EUR)
Dutch government.........................     4,770        234         4,812        5,974        188         6,546
US Treasury and US government agencies...     7,454       (123)        7,137        7,014        117         7,269
Other OECD governments...................    18,112        560        18,396       14,670        181        15,772
Mortgage-backed securities...............    17,900        (66)       17,284       13,228         32        13,315
Other interest-earning securities........     9,628         31         9,847        7,688       (122)        8,092
                                             ------       ----        ------       ------       ----        ------
Total interest-earning securities and
  short-dated government paper...........    57,864        636        57,476       48,574        396        50,994
Shares...................................     4,815                    4,815        3,171                    3,171
                                             ------                   ------       ------                   ------
Total investment portfolios..............    62,679                   62,291       51,745                   54,165
                                             ======                   ======       ======                   ======

    The following table analyzes interest-earning investment securities by maturity and weighted average yield at December 31, 1999. Yields on tax exempt obligations have not been computed on a tax equivalent basis.

                                                                     AFTER 1 YEAR          AFTER 5 YEARS
                                                                          AND                   AND
                                               WITHIN 1 YEAR        WITHIN 5 YEARS        WITHIN 10 YEARS       AFTER 10 YEARS
                                            -------------------   -------------------   -------------------   -------------------
                                                        YIELD                 YIELD                 YIELD                 YIELD
                                             AMOUNT      (%)       AMOUNT      (%)       AMOUNT      (%)       AMOUNT      (%)
                                            --------   --------   --------   --------   --------   --------   --------   --------
                                                                   (IN MILLIONS OF EUR EXCEPT PERCENTAGES)
Dutch government..........................     397       3.9        1,663      5.9        1,559      5.9        1,385      6.0
U.S. Treasury and U.S. government
  agencies................................     616       5.9        1,885      6.0        1,614      6.2        3,216      6.9
Other OECD governments....................   5,405       2.7        5,110      6.8        6,121      5.4        2,036      8.4
Mortgage-backed securities (1)............      20       6.9        1,188      6.5        7,481      6.8        9,145      6.7
Other securities..........................   1,925       8.8        4,011      7.5        2,593      6.6        1,130      5.1
Total amortized cost......................   8,363       4.4       13,857      6.8       19,368      6.2       16,912      6.8
Total market value........................   8,335                 14,125                18,980                16,036

------------------------------

(1) Maturity dates have been estimated based on historical experience.

    The book value of the investment portfolios developed during 1999 as follows:

                                                              INTEREST-
                                                               EARNING     SHARES
                                                              ---------   --------
                                                              (IN MILLIONS OF EUR)
Opening Balance of banking business investment portfolio....    46,235        582
Movements:
  Purchases.................................................    53,474      1,616
  Sales.....................................................   (32,044)    (1,255)
  Redemptions...............................................   (16,522)        --
  Revaluations..............................................        --         17
  Currency translation differences..........................     4,086         14
  Other.....................................................       (47)       522
                                                               -------     ------
Closing Balance of banking business investment portfolio....    55,182      1,496
Closing Balance of insurance business investment
  portfolio.................................................     2,682      3,319
                                                               -------     ------
Total investment portfolios.................................    57,864      4,815
                                                               =======     ======
Revaluations included in Closing Balance....................                   29
Diminutions in value included in Closing Balance............                  114

    Premiums and discounts on the investment portfolios are amortized. The purchase price of the investment portfolios, including unamortized amounts from replacement transactions, was EUR 172 million below the redemption value.

TRADING PORTFOLIOS

    The following table analyzes the composition of the trading portfolios.

                                                          1999           1998
                                                        --------       --------
                                                         (IN MILLIONS OF EUR)
Dutch government......................................      947          3,096
U.S. Treasury and U.S. government agencies............    4,147          5,542
Other OECD governments................................   17,420         26,480
Other interest-earning securities.....................    9,962          8,745
                                                         ------         ------
Total interest-earning securities.....................   32,476         43,863
Shares................................................    6,952          5,251
                                                         ------         ------
Total trading portfolios..............................   39,428         49,114
                                                         ======         ======

OTHER SECURITIES

    The following table analyzes the book value and fair value of other securities.

                                                                   1999                    1998
                                                           ---------------------   ---------------------
                                                             BOOK                    BOOK
                                                            VALUE     FAIR VALUE    VALUE     FAIR VALUE
                                                           --------   ----------   --------   ----------
                                                                       (IN MILLIONS OF EUR)
Short-dated government paper.............................    3,114       3,139       2,172       2,181
Other bank paper.........................................    4,873       4,873      15,396      15,392
Other debt securities....................................    4,631       4,535       3,781       3,647
                                                            ------      ------      ------      ------
Total interest-earning securities........................   12,618      12,547      21,349      21,220
Shares, options and corporate investment portfolio.......    5,223       5,252       4,849       4,855
                                                            ------      ------      ------      ------
Total other securities...................................   17,841      17,799      26,198      26,075
                                                            ======      ======      ======      ======

6 PARTICIPATING INTERESTS

    This item includes equity participations held on a long-term basis for the purpose of business operations.

                                                            1999        1998
                                                          ---------   ---------
                                                          (IN MILLIONS OF EUR)
Analysis:
Credit institutions.....................................      858         189
Other participating interests...........................    1,026         868
                                                            -----       -----
Total participating interests...........................    1,884       1,057
                                                            =====       =====
Development:
Opening Balance.........................................    1,057         963
Movements:
  purchases / increases.................................      782         209
  sales / reductions....................................      (64)       (193)
  revaluations..........................................       (4)          8
  acquisitions / dispositions (net).....................       --          86
  other.................................................      113         (16)
                                                            -----       -----
Closing Balance.........................................    1,884       1,057
                                                            =====       =====
Revaluations included in Closing Balance................       27          31

    Participating interests with official stock exchange listings represented a book value of EUR 794 million (1998: EUR 167 million).

7 PROPERTY AND EQUIPMENT

                                                          1999           1998
                                                        --------       --------
                                                         (IN MILLIONS OF EUR)
Analysis:
Real property used in operations......................   3,218          2,863
Other real property...................................     357            320
Equipment.............................................   1,630          1,474
                                                         -----          -----
Total property and equipment..........................   5,205          4,657
                                                         =====          =====

                                                              PROPERTY
                                            --------------------------------------------
                                                        USED IN
                                             TOTAL     OPERATIONS    OTHER     EQUIPMENT
                                            --------   ----------   --------   ---------
                                                        (IN MILLIONS OF EUR)
Development:

Opening Balance...........................    4,657       2,863        320       1,474
Movements:
  purchases...............................    1,502         537        155         810
  sales...................................     (293)        (81)      (137)        (75)
  revaluations............................      (13)        (13)        --          --
  depreciation............................     (800)       (187)       (10)       (603)
  acquisitions / dispositions (net).......       17          17         --          --
  other...................................      135          82         29          24
                                             ------      ------       ----      ------
                                                548         355         37         156
Accumulated amounts:
Replacement cost..........................    7,581       4,263        369       2,949
Depreciation..............................   (2,376)     (1,045)       (12)     (1,319)
                                             ------      ------       ----      ------
Closing Balance...........................    5,205       3,218        357       1,630
                                             ======      ======       ====      ======
Revaluations included in Closing
  Balance.................................      172         169          3          --

    Legal title to property and equipment totaling EUR 75 million (1998:
EUR 121 million) is held by third parties.

8 OTHER ASSETS AND OTHER LIABILITIES

    These items include those amounts which are not of an accrued or deferred nature or which cannot be classified with any other balance sheet item. This concerns, for example, deferred tax assets (1999: EUR 972 million), servicing rights, precious metals and other goods, balances of payment transactions still to be settled, as well as taxes receivable or payable, short securities positions and market value of interest rate and currency contracts as part of trading actvities.

9 PREPAYMENTS AND ACCRUED INCOME AND ACCRUALS AND DEFERRED INCOME

    These items include revenue and expenses recognized in the period under review but whose actual receipt or payment falls in a different period, as well as the total net difference between contract rates and spot rates on foreign exchange hedging operations.

10 BANKS (LIABILITIES)

    This item comprises debts, including amounts on account of professional securities transactions, to credit institutions, central banks and multilateral development banks.

11 TOTAL CLIENT ACCOUNTS

    This item includes total client balances held in current accounts, savings accounts and deposits, as well as debts on account of professional securities transactions and non-subordinated private loans.

                                                            1999        1998
                                                          ---------   ---------
                                                          (IN MILLIONS OF EUR)
Savings accounts........................................    71,729      61,785
Corporate deposits......................................    65,931      60,938
Professional securities transactions....................    29,756      31,028
Other client accounts...................................    62,576      51,803
                                                           -------     -------
Total client accounts...................................   229,992     205,554
                                                           =======     =======

12 DEBT SECURITIES

    This item includes non-subordinated debt and other negotiable interest-bearing debt securities.

                                                            1999        1998
                                                          ---------   ---------
                                                          (IN MILLIONS OF EUR)
Debentures and notes....................................   17,277      11,125
Cash notes, savings certificates and bank
  certificates..........................................    7,795       7,660
Certificates of deposit and commercial paper............   29,156      19,162
                                                           ------      ------
Total debt securities...................................   54,228      37,947
                                                           ======      ======

    The debentures are issued principally in the Dutch capital market and the Euromarket and are denominated mostly in Netherlands guilders and U.S. dollars. The commercial paper programme is conducted mainly in the United States and is denominated in U.S. dollars. The other debt securities are instruments used in markets in which ABN AMRO is active and are usually denominated in local currencies. At December 31, 1999, debt securities denominated in Netherlands guilders amounted to EUR 17,056 million and those denominated in U.S. dollars to EUR 26,615 million.

    At December 31, 1999, debt securities included EUR 700 million of variable rate obligations. In addition, EUR 1,419 million of debt securities had been converted into variable rate obligations through the use of asset-liability management derivatives contracts. The average interest rate on debentures and notes, adjusted to reflect the effect of asset-liability management derivatives contracts at year-end 1999, was 6.6%.

MATURITY ANALYSIS OF DEBT SECURITIES

                                                                1999       1998
                                                              --------   --------
                                                                (IN MILLIONS OF
                                                                     EUR)
Within one year.............................................   31,370     21,648
After one and within two years..............................    3,994      4,210
After two and within three years............................    2,192      2,545
After three and within four years...........................    1,443      1,585
After four and within five years............................    1,821      1,558
After five years............................................   13,408      6,401
                                                               ------     ------
Total debt securities.......................................   54,228     37,947
                                                               ======     ======

13 PROVISIONS

                                                              1999           1998
                                                            --------       --------
                                                             (IN MILLIONS OF EUR)
Provision for deferred tax liabilities....................    1,008           701
Provision for pension commitments.........................      178            64
Provisions for payments to non-active employees...........      165           226
Insurance fund liabilities................................    8,539         6,012
Other provisions..........................................      816           719
                                                             ------         -----
Total provisions..........................................   10,706         7,722
                                                             ======         =====

    The provision for deferred tax liabilities relates to tax liabilities that will arise in the future owing to the difference between the book value of specific assets and liabilities and their valuation for tax purposes. The face value of the provision for deferred tax liabilities amounted to EUR 1,124 million at year-end 1999. The following analysis shows deferred tax liabilities and assets.

                                                              1999           1998
                                                            --------       --------
                                                             (IN MILLIONS OF EUR)
DEFERRED TAX LIABILITIES
Buildings.................................................      154           152
Pensions and other post-retirement and post-employment
  arrangements............................................      173           171
Derivatives...............................................      160            97
Leases and similar financial solutions....................      326           181
Servicing rights..........................................      247           152
Other.....................................................      206           176
                                                             ------         -----
Total.....................................................    1,266           929

DEFERRED TAX ASSETS
Allowances for loan losses................................      300           205
Investment portfolios.....................................      255           152
Offsettable losses of foreign operations..................      404           389
Other.....................................................      412           547
                                                             ------         -----
Deferred tax assets before value adjustments..............    1,371         1,293
Less: value adjustments...................................      141           287
                                                             ------         -----
Deferred tax assets after value adjustments...............    1,230         1,006
                                                             ======         =====

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

14 FUND FOR GENERAL BANKING RISKS

    The fund for general banking risks covers general risks associated with lending and other banking activities. The Fund is net of tax and forms part of tier 1 capital; it is maintained partly in currencies other than the euro.

                                                              1999           1998
                                                            --------       --------
                                                             (IN MILLIONS OF EUR)
Opening balance...........................................    1,140         1,127
Movements:
Release to income statement...............................      (20)         (101)
Tax on addition...........................................        7            35
                                                             ------         -----
                                                                (13)          (66)
Consolidation.............................................       --           126
Currency translation differences..........................       98           (36)
Other.....................................................        7           (11)
                                                             ------         -----
Closing balance...........................................    1,232         1,140
                                                             ======         =====

15 SUBORDINATED DEBT

    This item includes subordinated debentures and loans which, according to the standards applied by the Netherlands central bank, qualify for the consolidated capital adequacy ratio. It comprises debt subordinated to all other current and future liabilities of ABN AMRO Holding N.V. as well as borrowings of consolidated participating interests, including EUR 10,064 million raised by ABN AMRO Bank N.V. In general, early repayment, in whole or in part, is not permitted.

    The average interest rate on subordinated debt was 7.0%.

MATURITY ANALYSIS OF SUBORDINATED DEBT

                                                              1999           1998
                                                            --------       --------
                                                             (IN MILLIONS OF EUR)
Within one year...........................................      261           276
after one and within two years............................    1,423           261
after two and within three years..........................      681         1,298
after three and within four years.........................      172           607
after four and within five years..........................      459           164
after five years..........................................    7,721         6,374
                                                             ------         -----
Total subordinated debt...................................   10,717         8,980
                                                             ======         =====

    Subordinated debt at December 31, 1999 was denominated in euros to an amount of EUR 5,003 million and in U.S. dollars to an amount of EUR 5,494 million, and included EUR 37 million of variable rate obligations.

16 SHAREHOLDERS' EQUITY

                                                      1999         1998         1997
                                                    --------     --------     --------
                                                           (IN MILLIONS OF EUR)
Share capital.....................................    1,658        1,645        1,628
Reserves..........................................   10,358        9,117       10,153
                                                     ------       ------       ------
                                                     12,016       10,762       11,781
Treasury stock....................................      (29)         (39)         (51)
                                                     ------       ------       ------
Total shareholders' equity........................   11,987       10,723       11,730
                                                     ======       ======       ======

    For further information reference is made to the section on changes in shareholders' equity.

SHARE CAPITAL

    The authorised share capital of ABN AMRO Holding N.V. amounts to NLG 10,500,000,005 face value and consists of one Priority Share, four billion Ordinary Shares, one billion Preference Shares and one hundred million Convertible Preference Shares, each of which is convertible into four ordinary shares.

    The issued and paid-up share capital is made up of the following numbers of shares:

Priority Share (face value NLG 5.00)........................              1
Ordinary Shares (face value NLG 1.25).......................  1,468,159,769
Preference Shares (face value NLG 5.00).....................    362,503,010
Convertible Preference Shares (face value NLG 5.00).........      1,420,089

    On December 31, 1999, 2,645,946 ordinary shares were repurchased in connection with staff options granted.

    The Preference Shares are registered shares; the dividend has been fixed at 9.5% of the face value. This percentage will be adjusted at January 1, 2001 in the manner stipulated in the Articles of Association.

    The dividend payable on the Convertible Preference Shares has been fixed at EUR 1.72 (rounded) per share per annum until the end of 2003. Holders of Convertible Preference Shares can convert their shares into 5.7 million Ordinary Shares until October 31, 2003, on payment of EUR 0.79 (rounded) per Ordinary Share. If all rights are fully exercised, shareholders' equity would increase by an amount of EUR 668 million.

RESERVES

                                                          1999         1998         1997
                                                        --------     --------     --------
                                                               (IN MILLIONS OF EUR)
Share premium account..............................       2,480       2,454         2,422
Revaluation reserves...............................         320         314           289
Reserves prescribed by law and articles of
  association......................................         205         172           227
  General reserve..................................       7,777       6,816         7,532
  Exchange differences reserve.....................        (424)       (639)         (317)
Other reserves.....................................       7,353       6,177         7,215
                                                         ------       -----        ------
Total reserves.....................................      10,358       9,117        10,153
                                                         ======       =====        ======

    The share premium account is regarded as paid-up capital for tax purposes.

    Due to dispositions and depreciation, EUR 118 million of the revaluation reserves is regarded as having been realized. The expected stock dividend percentage for the final dividend was taken into consideration.

    STAFF OPTIONS

    Apart from Managing Board members and other senior executives, employees of ABN AMRO are periodically offered the opportunity to acquire equity options whose value is related to the option exercise price. The exercise price of staff options is equal to the average of the highest and lowest ordinary share price quoted on the Amsterdam Exchanges' stock market on the date of grant. The options can be exercised for five years from the date of grant. However, the options granted in 1998 to the Managing Board members, as well as the majority of options granted to other staff, are not exercisable during the first three years from the date of grant. Window periods have been established for senior management and other designated persons. This category of staff is not permitted to exercise its options outside the window periods, except on the expiration date and the preceding five working days, subject to certain conditions. In 1999, approximately 19,000 employees exercised the right to take equity options. At year-end 1999, approximately 25,000 employees held equity options.

    In 1997, 1998 and 1999, the price of options exercised ranged from EUR 4.96 to EUR 24.32. If fully exercised, the options at year-end 1999 would have increased the number of Ordinary Shares by 34.3 million (see analysis below) and shareholders' equity by EUR 663 million.

                                                             AVERAGE           LOW/HIGH
                                         STAFF OPTIONS    EXERCISE PRICE    EXERCISE PRICE
YEAR OF EXPIRATION                       (IN THOUSANDS)      (IN EUR)          (IN EUR)
------------------                       --------------   --------------   -----------------
2000...................................          905            7.19               6.67-8.21
2001...................................        2,827           10.93             10.02-12.75
2002...................................        7,557           16.58             15.38-18.60
2003...................................       15,096           22.55             17.28-23.52
2004...................................        7,921           20.19             18.10-24.32
                                              ------
Total..................................       34,306           19.33              6.67-24.32
                                              ======           =====       =================

    The movement in these rights for the years 1999 and 1998 are as follows:

                                                          1999                              1998
                                             -------------------------------   -------------------------------
                                                                 AVERAGE                           AVERAGE
                                             STAFF OPTIONS    EXERCISE PRICE   STAFF OPTIONS    EXERCISE PRICE
                                             (IN THOUSANDS)      (IN EUR)      (IN THOUSANDS)      (IN EUR)
                                             --------------   --------------   --------------   --------------
  Movements:
  Opening Balance..........................       28,103           17.99            19,385           13.83
  Options granted to Managing Board
    members................................          322           18.13               322           21.03
  Other options granted....................        9,726           20.58            12,819           22.70
  Options exercised........................       (3,818)          12.62            (4,419)          13.61
  Options expired..........................          (27)           8.66                (4)          10.89
                                                  ------                            ------
  Closing Balance..........................       34,306           19.33            28,103           17.99

    Deliveries in respect of options exercised in 1999 were made from share repurchases on the date of grant (891,000 shares) and from new shares issued on the exercise date (2,927,000 shares).

17 MINORITY INTERESTS

    This item comprises the share of third parties in the equity of subsidiaries and other group companies, as well as preferred stock issued to third parties by subsidiaries in the United States. The right to repayment of this preferred stock is in all cases vested in the issuing institution but repayment is also subject to approval of the supervisory authorities. If this right is not exercised, preference shares without fixed dividend entitlement qualify for a dividend step-up. In terms of dividend and liquidation rights, Trust preference shares are comparable to ABN AMRO Holding N.V. preference shares.

                                                                   1999         1998         1997
                                                                 --------     --------     --------
                                                                        (IN MILLIONS OF EUR)
Cumulative preference shares................................        109           94          101
Non-cumulative preference shares
Trust preference shares with fixed dividend.................      2,488        1,070           --
Other shares with fixed dividend............................        547          471          504
Other shares with dividend step-up..........................      1,209        1,040        1,113
Other minority interests....................................        592          855          336
                                                                  -----        -----        -----
Total.......................................................      4,945        3,530        2,054

                                                                   1999         1998         1997
                                                                 --------     --------     --------
                                                                        (IN MILLIONS OF EUR)
Opening Balance.............................................      3,530        2,054          955
Currency translation differences............................        556         (195)         191
Issue of preference shares..................................      1,180        1,133        1,025
Redemption of preference shares.............................         --           --         (234)
Other movements.............................................       (321)         538          117
                                                                  -----        -----        -----
Closing Balance.............................................      4,945        3,530        2,054
                                                                  =====        =====        =====

18 CAPITAL ADEQUACY

    The standards applied by the Netherlands central bank for the principal capital ratios are based on the capital adequacy guidelines of the European Union and the Basle Committee for Banking Supervision.

    These ratios compare the bank's total capital and tier 1 capital with the total of risk-weighted assets and off-balance sheet items and the market risk associated with the trading portfolios. The minimum requirement for the total capital ratio and tier 1 ratio is 8% and 4% respectively of risk-weighted assets.

    The following table analyses actual capital and the minimum standard in accordance with supervisory requirements.

                                                1999                      1998
                                        ---------------------     ---------------------
                                        REQUIRED      ACTUAL      REQUIRED      ACTUAL
                                        --------     --------     --------     --------
                                            (IN MILLIONS OF EUR EXCEPT PERCENTAGES)
Total capital......................      19,710       26,764       17,262       22,612
Total capital ratio................         8.0%       10.86%         8.0%       10.48%
Tier 1 capital.....................       9,855       17,735        8,631       14,985
Tier 1 capital ratio...............         4.0%        7.20%         4.0%        6.94%

19 ACCOUNTS WITH PARTICIPATING INTERESTS

    Amounts receivable from and payable to participating interests included in the various balance sheet items totalled:

                                                              1999               1998
                                                            --------           --------
                                                               (IN MILLIONS OF EUR)
Banks (assets)............................................     17                 74
Loans.....................................................    194                240
Banks (liabilities).......................................     84                318
Total client accounts.....................................     16                 65

20 MATURITY

    Short-dated liabilities and demand deposits are generally matched by cash, assets that can be realised at short notice or lending operations as part of the interest rate risk policy. The balance sheet is already presented in descending order of liquidity. A number of items containing assets or liabilities with varying maturities are analysed in the table in this note. This analysis does not include liquid assets such as cash and short-dated government paper and the bond investment portfolios, which by their nature can be realised at short notice. In every country in which ABN AMRO is active, liquidity satisfies the standards imposed by the supervisory authorities.

MATURITY ANALYSIS

                                         ON DEMAND   #3 MONTHS    3 M #1 YR   1 YR #5 YR    > 5 YR
                                         ---------   ----------   ---------   ----------   --------
                                                            (IN BILLIONS OF EUR)
Banks (liabilities)....................      9           56          15            1          --
Savings accounts.......................     43           16           8            4           1
Deposits and other client accounts
  (including professional securities)
  transactions.........................     55           79          16            6           2
Debt securities........................     --           19          12           10          13
Subordinated debt......................     --           --          --            3           8
Banks (assets).........................      9           26          11            1          --
Loans..................................     21           85          32           48          74

21 CURRENCY POSITION

    Of total assets and total liabilities, amounts equivalent to EUR 324 billion and EUR 321 billion respectively are denominated in currencies other than the euro. Positions arising from balance sheet items are generally hedged by foreign exchange contracts not included in the balance sheet. The actual currency positions arising out of the bank's proprietary foreign exchange dealing activities are of limited size. Capital invested in operations outside the Netherlands is largely funded in euros. Part of the resulting currency positions is used to offset movements in required capital for foreign-currency risk-bearing assets, which is also due to exchange rate fluctuations. Similar reasoning lies behind the policy of issuing preferred stock and subordinated debt in foreign currencies.

22 COLLATERAL PROVIDED

    In connection with collateral provided for specific liabilities and off-balance sheet commitments, as well as for transactions in financial markets, specific assets are not freely available. This relates to cash
(EUR 2.9 billion), banks (EUR 0.1 billion), securities (EUR 12.4 billion) and loans (EUR 6.0 billion). Collateral has been provided for liabilities included in the items banks (EUR 11.1 billion), total client accounts (EUR 6.3 billion) and other liabilities (EUR 1.0 billion).

23 CONTINGENT LIABILITIES

                                                             1999           1998
                                                           --------       --------
                                                            (IN MILLIONS OF EUR)
Commitments with respect to guarantees granted...........   39,254         31,254
Commitments with respect to irrevocable letters of
  credit.................................................    4,243          3,688
Commitments with respect to recourse risks arising from
  discounted bills.......................................       64            158
                                                            ------         ------
Total Contingent liabilities.............................   43,561         35,100
                                                            ======         ======

24 DERIVATIVES

    Derivatives are financial instruments, the contracted or notional amounts of which are not included in the balance sheet either because rights and obligations arise out of one and the same contract, the performance of which is due after balance sheet date, or because the notional amounts serve merely as variables for calculation purposes. Examples of derivatives are forward exchange contracts, options, swaps, futures and forward rate agreements. The underlying value may involve interest rate, currency, commodity, bond or equity products or a combination of these. Derivatives transactions are conducted as a trading activity (also on behalf of clients) and as a hedge against ABN AMRO's own interest rate and currency exposure.

    The degree to which ABN AMRO is active in the respective markets or market segments is shown in the following analysis by means of notional amounts (including maturity profile based on remaining term). The notional amounts, however, give no indication of the size of the cash flows and the market risk or credit risk attaching to derivatives transactions.

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

    The following table shows the notional amounts of ABN AMRO's derivatives portfolio at December 31, 1999.

DERIVATIVES TRANSACTIONS

                                                                           NOTIONAL AMOUNTS
                                                       ---------------------------------------------------------
                                                        #1 YR     1 YR #5 YR    >5 YR      TOTAL     CREDIT RISK
                                                       --------   ----------   --------   --------   -----------
                                                                         (IN BILLIONS OF EUR)
INTEREST RATE CONTRACTS
OTC              Swaps...............................     177         324        247         748         15
                 Forwards............................     183          14         --         197         --
                 Options.............................      74         152         47         273          2
Exchange-traded  Futures.............................      95          27         --         122         --
                 Options.............................      10          --         --          10         --
CURRENCY CONTRACTS
OTC              Swaps...............................      34          60         27         121          5
                 Forwards............................     426          21          1         448          8
                 Options.............................      42           1         --          43         --
Exchange-traded  Futures.............................      --          --         --          --         --
                 Options.............................       1          --         --           1         --
OTHER CONTRACTS
OTC              Forwards/Swaps......................       1          --         --           1         --
                 Options.............................       5          28         --          33          1
Exchange-traded  Futures.............................       1          --         --           1         --
                 Options.............................       8           8          6          22         --
                                                        -----         ---        ---       -----         --
Total derivatives....................................   1,057         635        328       2,020         31
                                                        =====         ===        ===       =====         ==

    The tables below give an indication of the notional amounts and (average) market values of the principal types of trading portfolio contracts and hedging portfolio contracts (i.e. contracts entered into as part of the bank's interest rate and exchange rate policies). Intercompany transactions between hedging and trading portfolios have not been eliminated from the figures.

TRADING PORTFOLIO DERIVATIVES TRANSACTIONS IN 1999

                                                                                       AVERAGE MARKET
                                                                  MARKET VALUE              VALUE
                                                   NOTIONAL    -------------------   -------------------
                                                    AMOUNTS    POSITIVE   NEGATIVE   POSITIVE   NEGATIVE
                                                   ---------   --------   --------   --------   --------
                                                                   (IN MILLIONS OF EUR)
INTEREST RATE CONTRACTS
Swaps............................................    802,712    15,185     13,458     15,438     15,810
Forwards.........................................    195,552       132        134        129        129
Options purchased................................    142,897     1,909         --      1,759         --
Options sold.....................................    144,147        --      2,099         --      1,789
Futures..........................................    106,011       319        158         --         --
                                                   ---------    ------     ------     ------     ------

Total interest rate contracts....................  1,391,319    17,545     15,849     17,326     17,728
                                                   =========    ======     ======     ======     ======

CURRENCY CONTRACTS
Swaps............................................    119,733     4,815      4,994      4,266      5,164
Forwards.........................................    445,511     8,142      7,480      7,709      6,275
Options purchased................................     18,532       458         --        789         --
Options sold.....................................     24,628        --        638         --        398
                                                   ---------    ------     ------     ------     ------

Total currency contracts.........................    608,404    13,415     13,112     12,764     11,837
                                                   =========    ======     ======     ======     ======

OTHER CONTRACTS
Equity options purchased.........................     29,195     1,853         --      1,874         --
Equity options sold..............................     25,038        --      3,307         --      3,416
Other equity and commodity contracts.............      2,954       257        369         21         37
                                                   ---------    ------     ------     ------     ------
Total other contracts............................     57,187     2,110      3,676      1,895      3,453
                                                   =========    ======     ======     ======     ======

TRADING PORTFOLIO DERIVATIVES TRANSACTIONS IN
  1998
INTEREST RATE CONTRACTS
Swaps............................................    523,372    17,487     16,120     13,754     12,451
Forwards.........................................    154,586       238        132        108        119
Options purchased................................    109,640     1,648         --      1,350         --
Options sold.....................................    114,239        --      1,501         --      1,451
Futures..........................................    125,701       482         42          9         11
                                                   ---------    ------     ------     ------     ------

Total interest rate contracts....................  1,027,538    19,855     17,795     15,221     14,032
                                                   =========    ======     ======     ======     ======

CURRENCY CONTRACTS
Swaps............................................    115,005     3,178      3,772      3,685      3,667
Forwards.........................................    527,272     7,832      6,700      8,122      7,358
Options purchased................................     22,398       583         --      1,161         --
Options sold.....................................     25,491        --        511         --      1,190
Futures..........................................      1,079        --         --         --         --
                                                   ---------    ------     ------     ------     ------

Total currency contracts.........................    691,245    11,593     10,983     12,968     12,215
                                                   =========    ======     ======     ======     ======

OTHER CONTRACTS
Equity options purchased.........................     32,920     7,223         --      3,983         --
Equity options sold..............................     33,101        --      9,049         --      4,795
Other equity and commodity contracts.............      1,944        19         13          1          1
                                                   ---------    ------     ------     ------     ------

Total other contracts............................     67,965     7,242      9,062      3,984      4,796
                                                   =========    ======     ======     ======     ======

HEDGING PORTFOLIO DERIVATIVES TRANSACTIONS

                                                                1999                             1998
                                                   ------------------------------   ------------------------------
                                                                 MARKET VALUE                     MARKET VALUE
                                                   NOTIONAL   -------------------   NOTIONAL   -------------------
                                                   AMOUNTS    POSITIVE   NEGATIVE   AMOUNTS    POSITIVE   NEGATIVE
                                                   --------   --------   --------   --------   --------   --------
                                                                        (IN MILLIONS OF EUR)
INTEREST RATE CONTRACTS
Swaps............................................   85,688     2,243      1,702      67,636     3,203      2,153
Forwards.........................................    9,720        10         10       7,449        13         13
Options purchased................................    7,980       130         --       8,243       186         --
Futures..........................................   15,773        69          2      11,223         5          9
                                                   -------     -----      -----      ------     -----      -----
Total interest rate contracts....................  119,161     2,452      1,714      94,551     3,407      2,175
                                                   =======     =====      =====      ======     =====      =====

CURRENCY CONTRACTS
Swaps............................................    8,948       352        184       8,847       261        377
Forwards.........................................   24,871       400        654      22,610       904        871
Options purchased................................    4,486        32         --       4,644        12         --
                                                   -------     -----      -----      ------     -----      -----
Total currency contracts.........................   38,305       784        838      36,101     1,177      1,248
                                                   =======     =====      =====      ======     =====      =====

DERIVATIVES AND CAPITAL ADEQUACY REQUIREMENTS

    In determining the capital adequacy requirement, both existing and future credit risk is taken into account. To this end the current potential loss, i.e. the positive replacement value based on market conditions at balance sheet date, is increased by a percentage of the relevant notional amounts, depending on the nature and remaining term of the contract. This method takes into account the possible adverse development of the positive replacement value during the remaining term of the contract. The analysis below shows the resulting credit equivalent, both unweighted and weighted for the counterparty risk (mainly banks). The figures allow for the downward impact of netting agreements and other collateral on risk exposure and capital adequacy.

CREDIT EQUIVALENT

                                                               1999             1998
                                                             --------         --------
                                                               (IN BILLIONS OF EUR)
Interest rate contracts....................................    23.8             23.1
Currency contracts.........................................    26.0             23.3
Other contracts............................................     3.4              6.2
                                                               ----             ----
                                                               53.2             52.6

Effect of contractual netting..............................    21.1             20.4
                                                               ----             ----

Unweighted credit equivalent...............................    32.1             32.2

Weighted credit equivalent.................................     8.8              8.7

25 MEMORANDUM ITEMS

    Apart from the memorandum items stated, non-quantified guarantees have been given for the bank's securities custody operations, for interbank bodies and institutions and for participating interests. Collective guarantee schemes are applicable to group companies in various countries. Furthermore, statements of liability have been issued for a number of group companies.

    Legal proceedings have been initiated against ABN AMRO in a number of jurisdictions, but on the basis of information currently available, and having taken counsel with legal advisers, the Managing Board is of the opinion that the outcome of these proceedings is unlikely to have a material adverse effect on the consolidated financial position and the consolidated operations of ABN AMRO.

    For 2000, investment in property and equipment is estimated at EUR
1.1 billion, of which ABN AMRO is already committed to an amount of EUR 250 million.

    Though ABN AMRO has sold a part of its loan portfolio, partly through credit-enhanced or non-credit enhanced securitisation, it still holds legal title to some of these loans. In most cases these loans are also serviced by ABN AMRO. Besides, the bank services loans granted by other institutions. The table below states the outstandings at December 31, 1999.

Legal title to loans sold...................................    4,774
Loans serviced for third parties............................   65,765
Loans sold with credit enhancement..........................    8,721

    Future rental commitments at December 31, 1999 for long-term lease contracts were as follows:

2000........................................................    274
2001........................................................    157
2002........................................................    132
2003........................................................    122
2004........................................................    110
years after 2004............................................    877

26 NET INTEREST REVENUE

    This item comprises interest revenue from loans, investments, other lending, interest expense on borrowings by ABN AMRO and client accounts, as well as the results from interest rate and foreign exchange contracts entered into for hedging purposes. Also included is other revenue from loans. Interest revenue from interest-earning securities amounted to EUR 4,746 million (1998:
EUR 3,735 million). Interest expense on subordinated debt totalled EUR
695 million (1998: EUR 645 million).

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

                                                                  1999          1998          1997
                                                                --------      --------      --------
                                                                        (IN MILLIONS OF EUR)
Revenue from shares and equity participations.............        119            99            88
Revenue from participating interests......................        238           249           198
                                                                  ---           ---           ---
Total revenue from securities and participating
  interests...............................................        357           348           286
                                                                  ===           ===           ===

28 NET COMMISSIONS

    This item includes revenue from securities brokerage, domestic and international payments, asset management, insurance, leasing and other services. Amounts paid to third parties are shown as commission expense.

                                                           1999       1998       1997
                                                         --------   --------   --------
                                                              (IN MILLIONS OF EUR)
Securities brokerage...................................   1,710      1,437      1,228
Payment services.......................................   1,176        778        682
Asset management and trust.............................     560        404        325
Insurance..............................................     176        155        136
Guarantees.............................................     139        117        112
Leasing................................................     123         94         77
Other..................................................     571        403        286
                                                          -----      -----      -----
Total commissions......................................   4,455      3,388      2,846
                                                          =====      =====      =====

29 RESULTS FROM FINANCIAL TRANSACTIONS

    This item includes the results from foreign exchange dealing, securities trading, derivatives transactions, as well as trading in LDC debt securities which is included in the "other' item, and currency translation differences on investments--other than those included in tangible fixed assets--in branches, subsidiaries and participating interests in hyper-inflationary countries.

                                                           1999       1998       1997
                                                         --------   --------   --------
                                                              (IN MILLIONS OF EUR)
Securities trading.....................................     417        527        389
Foreign exchange dealing...............................     499        531        433
Derivatives transactions...............................     371        188        185
Other..................................................      87        (93)        98
                                                          -----      -----      -----
Total result from financial transactions...............   1,374      1,153      1,105
                                                          =====      =====      =====

30 OTHER REVENUE

    This includes revenue from property development, other revenue from leasing activities and results from the insurance companies forming part of the group. The insurance companies achieved the following results in 1999:

                                                                   LIFE        NON-LIFE
                                                                 --------      --------
                                                                    (IN MILLIONS OF
                                                                          EUR)
Net premium income.........................................        1,534          429
Investment income..........................................        1,206           42
Insurance expenses.........................................       (2,643)        (394)
                                                                  ------         ----
Total result of insurance companies........................           97           77
                                                                  ======         ====

31 STAFF COSTS

                                                       1999       1998       1997
                                                     --------   --------   --------
                                                       (IN MILLIONS OF EUR EXCEPT
                                                          NUMBER OF EMPLOYEES)
Salaries (including bonuses, etc.).................    4,516      3,605      3,214
Pension costs......................................      140        151         77
Social insurance and other staff costs.............    1,112        900        635
                                                     -------     ------     ------
Total staff costs..................................    5,768      4,656      3,926
                                                     =======     ======     ======

Average number of employees (headcount):
Netherlands........................................   36,976     35,387     33,190
Foreign countries..................................   71,713     47,880     39,028
                                                     -------     ------     ------
Total average number of employees (headcount)......  108,689     83,267     72,218
                                                     =======     ======     ======

32 OTHER ADMINISTRATIVE EXPENSES

    This item includes office overhead, automation costs, advertising costs and other general expenses.

    ABN AMRO also leases premises and space in other buildings for its principal activities. The leases generally are renewable and provide for payment of rent and certain other occupancy expenses. Total rent expense for all contracts amounted to EUR 262 million in 1999, EUR 244 million in 1998 and EUR
227 million in 1997.

33 DEPRECIATION

    This item is made up of depreciation of buildings and equipment.

34 PROVISION FOR LOAN LOSSES

    This item includes provisions for uncollectible outstandings.

35 ADDITION TO THE FUND FOR GENERAL BANKING RISKS

    This item includes the addition to or release from the Fund, management's intention being to maintain the Fund at a level equal to approximately 0.5% of risk-weighted total assets.

36 VALUE ADJUSTMENTS TO FINANCIAL FIXED ASSETS

    Financial fixed assets include the bond and equity investment portfolios and participating interests on which the bank does not exercise an influence. Diminutions in value of the bond investment portfolio may relate to a permanent deterioration of the debtor's quality. These diminutions in value and the diminutions in value below the purchase price of shares and participating interests on which no influence is exercised, together with amounts released in respect of earlier diminutions in value, are included in this item. Results from dispositions below purchase price are likewise treated as diminutions in value.

37 TAXES

    The overall effective tax rate decreased from 31.3% in 1998 to 31.1% in 1999.

                                                              1999          1998          1997
                                                            --------      --------      --------
Dutch tax rate........................................        35.0%         35.0%         35.0%
Effect of tax rate in foreign countries...............        (1.3%)        (1.1%)        (1.6%)
Effect of tax-exempt revenue in the Netherlands.......        (3.1%)        (3.1%)        (4.1%)
Other.................................................         0.5%          0.5%         (0.6%)
                                                              ----          ----          ----
Overall effective tax rate............................        31.1%         31.3%         28.7%
                                                              ====          ====          ====

                                                                1999          1998          1997
                                                              --------      --------      --------
                                                                      (IN MILLIONS OF EUR)
The Netherlands.........................................         438          417           356
Foreign.................................................         882          491           398
                                                               -----          ---           ---
                                                               1,320          908           754
                                                               =====          ===           ===

    Taxes amounted to EUR 1,320 million, including EUR 279 million (1998: EUR 83 million) in deferred tax liabilities.

38 MINORITY INTERESTS

    This item comprises the share of third parties in results from subsidiaries and other group companies, as well as dividends on preferred stock issued by subsidiaries in the United States.

                                                                  1999          1998          1997
                                                                --------      --------      --------
                                                                        (IN MILLIONS OF EUR)
Dividends on preference shares............................        209           123            91
Other minority interests..................................        151            38            33
                                                                  ---           ---           ---
Total minority interests..................................        360           161           124
                                                                  ===           ===           ===

39 SEGMENT INFORMATION

    ABN AMRO is established and active in many countries but the local operations also serve clients outside their home countries. The table below gives an analysis by operating segment. For the purpose of this analysis, gross revenue represents total revenue before interest expense and commission expense. Indirect overheads have been allocated to the operating segments.

                                                      GROSS REVENUE                    TOTAL REVENUE
                                              ------------------------------   ------------------------------
                                                1999       1998       1997       1999       1998       1997
                                              --------   --------   --------   --------   --------   --------
                                                                   (IN MILLIONS OF EUR)
Netherlands Division........................   10,389      9,970      9,018      3,989      3,717      3,325
International Division:
  Europe (excluding the Netherlands)........    3,603      3,752      3,120      1,590      1,455      1,229
  North America.............................   10,846      9,517      6,893      3,706      3,238      2,721
  Latin America and the Caribbean...........    4,824      2,257      1,293      2,289      1,073        730
  Middle East and Africa....................      336        282        235        139        119         99
  Asia/Pacific..............................    2,108      1,624      1,380        915        719        516
                                               ------     ------     ------     ------     ------     ------
                                               21,717     17,432     12,921      8,639      6,604      5,295
Investment Banking Division.................    3,575      3,428      3,149      2,347      1,779      1,764
                                               ------     ------     ------     ------     ------     ------
                                               35,681     30,830     25,088     14,975     12,100     10,384
ABN AMRO Lease Holding......................      713        575        538        552        438        401
                                               ------     ------     ------     ------     ------     ------
Total.......................................   36,394     31,405     25,626     15,527     12,538     10,785
                                               ======     ======     ======     ======     ======     ======

                                                      OPERATING PROFIT BEFORE
                                                               TAXES                  RISK-WEIGHTED TOTAL ASSETS
                                                   ------------------------------   ------------------------------
                                                     1999       1998       1997       1999       1998       1997
                                                   --------   --------   --------   --------   --------   --------
                                                                        (IN MILLIONS OF EUR)
Netherlands Division.............................   1,369      1,157      1,007      74,901     67,294     65,349
International Division:
  Europe (excluding the Netherlands).............     353        339        280      30,478     26,317     26,411
  North America..................................   1,129        976        682      74,722     60,183     57,554
  Latin America and the Caribbean................     576        235        248      12,504     13,673      6,405
  Middle East and Africa.........................     (52)        45         28       2,165      1,739      1,238
  Asia/Pacific...................................     200        (20)         5      23,196     17,856     17,740
                                                    -----      -----      -----     -------    -------    -------
                                                    2,206      1,575      1,243     143,065    119,768    109,348
Investment Banking Division......................     502        246        399      20,473     22,362     28,655
ABN AMRO Lease Holding...........................     128        121        108       7,935      6,345      5,298
Non-allocated result.............................      25       (303)        48          --         --         --
Release from/addition to fund for general banking
  risks..........................................      20        101       (179)         --         --         --
                                                    -----      -----      -----     -------    -------    -------
Total............................................   4,250      2,897      2,626     246,374    215,769    208,650
                                                    =====      =====      =====     =======    =======    =======

40 MANAGING BOARD AND SUPERVISORY BOARD

    The following tables summarise financial data concerning current and former members of the Managing Board and Supervisory Board.

                                              MANAGING BOARD       SUPERVISORY BOARD
                                            -------------------   -------------------
                                              1999       1998       1999       1998
                                            --------   --------   --------   --------
Remuneration (x EUR 1,000)................    7,406      7,095        617        616
ABN AMRO options issued...................  865,343    749,851
ABN AMRO shares owned.....................   41,396     39,343     56,150     53,151
Loans (x EUR 1,000).......................    8,837      7,248      8,018      4,931

    Of the overall remuneration of the Managing Board, EUR 7,020,000 related to salaries and bonuses of current Board members at December 31, 1999. The level of the bonus varies with dividends on ABN AMRO Holding N.V. ordinary shares. In the first year following their appointment new members are entitled to a bonus equal to 50% of the bonus of the other members. Furthermore, all the members receive the same salary and bonus, with the exception of the Chairman whose earnings are approximately 14% higher.

    In addition to the above emoluments, the Managing Board members are also granted, as part of the overall remuneration package, options on ABN AMRO shares. The analysis below provides information on option holdings of the Managing Board as a whole and of the individual Board members. The conditions governing the options are stated in note 16. The members of the Supervisory Board are not entitled to emoluments in the form of shares or options on ABN AMRO shares.

                                                           1999                            1998
                                               -----------------------------   -----------------------------
                                               OPTIONS HELD                    OPTIONS HELD
                                                    BY           AVERAGE            BY           AVERAGE
                                                 MANAGING     EXERCISE PRICE     MANAGING     EXERCISE PRICE
                                                  BOARD          (IN EUR)         BOARD          (IN EUR)
                                               ------------   --------------   ------------   --------------
Movements:
Opening Balance..............................      749,851         15.62          719,160          11.35
Options granted..............................      322,492         18.13          322,145          21.03
Options exercised............................     (115,000)         7.95         (131,454)          8.35
Movement former and/or newly appointed
  members....................................      (92,000)(1)      18.18        (160,000)         13.32
                                                ----------         -----         --------          -----
Closing Balance..............................      865,343         17.30          749,851          15.62
                                                ==========         =====         ========          =====

                                        AVERAGE                AVERAGE                 AVERAGE                AVERAGE
                                       EXERCISE               EXERCISE                EXERCISE               EXERCISE
                            OPENING    PRICE (IN              PRICE (IN               PRICE (IN   CLOSING    PRICE (IN   EXERCISE
                            BALANCE      EUR)      GRANTED      EUR)      EXERCISED     EUR)      BALANCE      EUR)       PERIOD
                            --------   ---------   --------   ---------   ---------   ---------   --------   ---------   --------
P.J. Kalff................   81,033      18.21      40,356      18.13       --          --        121,389      18.18       2004
M.J. Drabbe+..............  155,000      13.49      40,000      18.10      75,000        8.46         (1)      --          --
R.W.J. Groenink...........   70,429      18.63      40,356      18.13       --          --        110,785      18.45       2004
R.W.F. van Tets...........  201,927      12.06      40,356      18.13      40,000        6.98     202,283      14.27       2004
J.M. de Jong..............   80,429      18.22      40,356      18.13       --          --        120,785      18.19       2004
W.G. Jiskoot..............   81,033      18.21      40,356      18.13       --          --        121,389      18.18       2004
R.G.C. van den Brink......   80,000      18.20      40,356      18.13       --          --        120,356      18.17       2004
T. de Swaan...............    --         --         40,356      18.13       --          --         40,356      18.13       2004
J.Ch.L. Kuiper............      (1)      --          --         --          --          --         28,000      18.10       2004

------------------------

(1) The closing balances do not include outstanding rights of former members. The opening balances do not include rights acquired by newly appointed members prior to their appointment to the Managing Board.

41 CASH FLOW STATEMENT

    The cash flow statement gives details of the source of liquid funds which became available during the year and the application of the liquid funds over the course of the year. The cash flows are analyzed into cash flows from operations/banking activities, investment activities and financing activities. Liquid funds include cash in hand, net credit balances on current accounts with other banks and net demand deposits with central banks. Movements in loans, total client accounts and interbank deposits are included in the cash flow from banking activities. Investment activities comprise purchases, sales and redemptions in respect of investment portfolios, as well as investments in and sales of participating interests, property and equipment. The issue of shares and the borrowing and repayment of long-term funds are treated as financing activities. Movements due to currency translation differences as well as the effects of the consolidation of acquisitions, where of material significance, are eliminated from the cash flow figures.

                                                        1999       1998       1997
                                                      --------   --------   --------
                                                           (IN MILLIONS OF EUR)
Analysis:
Cash................................................    6,806      4,478      3,816
Bank balances (debit)...............................    7,069      8,618      8,352
Bank balances (credit)..............................   (1,404)    (5,410)    (4,310)
                                                       ------     ------     ------
Liquid funds........................................   12,471      7,686      7,858
                                                       ======     ======     ======

Movements:
Opening Balance.....................................    7,686      7,858      3,245
Cash flow...........................................    4,154        183      4,236
Currency translation differences....................      631       (355)       377
                                                       ------     ------     ------
Closing Balance.....................................   12,471      7,686      7,858
                                                       ======     ======     ======

    Interest paid amounted to EUR 19,019 million; tax payments totalled EUR 599 million.

    Dividends received from participating interests totalled EUR 37 million in 1999, EUR 23 million in 1998 and EUR 16 million in 1997.

    The following table analyses movements resulting from acquisitions and dispositions.

                                                         1999       1998       1997
                                                       --------   --------   --------
                                                            (IN MILLIONS OF EUR)
Amounts paid/received in cash and cash equivalents on
  acquisitions/dispositions (net)....................   1,352       2,939      2,060
Net movement in cash and cash equivalents............      (3)      1,757         52
Net movement in assets and liabilities:
  Banks..............................................       6       3,547        372
  Loans..............................................   1,305       7,226     11,139
  Securities.........................................     122       2,520      2,905
  Other assets.......................................      75       4,231      1,135
                                                        -----      ------     ------
  Total assets.......................................   1,508      17,524     15,551
                                                        =====      ======     ======
  Subordinated debt..................................      --          30         --
  Banks..............................................      41       2,550      2,668
  Total client accounts..............................   1,220      13,951     11,751
  Debt securities....................................      --         131        384
  Other liabilities..................................      76       1,782        722
                                                        -----      ------     ------
  Total liabilities..................................   1,337      18,444     15,525
                                                        =====      ======     ======

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

    However, for the majority of financial instruments, principally loans, deposits and OTC derivatives, fair values are not readily available since there is no market where these instruments are traded. For these instruments estimation techniques have been used. These methods are subjective in nature and involve assumptions, such as the period the financial instruments will be held, the timing of future cash flows and the discount rate to be applied. As a result, the approximate fair values presented below may not be indicative of the net realisable value. In addition, the calculation of approximate fair values is based on market conditions at a specific point in time and may not reflect future fair values.

    The approximate fair values as stated by financial institutions are not mutually comparable due to the wide range of different valuation techniques and the numerous estimates. The lack of an objective valuation method entails that approximate fair values are highly subjective. Therefore, readers should exercise caution in using the information disclosed in this note for comparing the consolidated financial position of ABN AMRO with that of other financial institutions.

                                                          DECEMBER 31, 1999         DECEMBER 31, 1998
                                                       -----------------------   -----------------------
                                                       BOOK VALUE   FAIR VALUE   BOOK VALUE   FAIR VALUE
                                                       ----------   ----------   ----------   ----------
                                                        (IN MILLIONS OF EUR)      (IN MILLIONS OF EUR)
Assets (incl. Off-balance sheet items)
  Cash...............................................      6,806        6,806        4,478        4,478
  Short-dated government paper (1)(2)................     10,375       10,372        7,719        7,727
  Banks..............................................     47,201       47,220       60,894       61,095
  Loans to public sector.............................     12,007       12,103        7,243        7,854
  Loans to private sector--commercial loans and
    professional securities transactions.............    166,540      166,880      140,974      145,747
  Loans to private sector--retail....................     81,176       82,572       72,295       73,903
  Interest-earning securities (1)(3).................     92,583       92,127      106,463      108,349
  Shares (4).........................................     16,990       17,019       13,271       13,277
  Derivatives........................................     31,302       32,516       36,863       39,080
                                                         -------      -------      -------      -------
Total................................................    464,890      467,615      450,200      461,510
                                                         =======      =======      =======      =======
Liabilities (including off-balance sheet items)
  Banks..............................................     80,990       81,016      104,898      105,080
  Savings accounts...................................     71,729       71,651       61,785       62,295
  Corporate deposits.................................     65,931       66,081       60,938       61,123
  Other client accounts..............................     92,332       92,332       82,831       82,831
  Debt securities....................................     54,228       54,628       37,947       39,318
  Subordinated debt..................................     10,717       10,778        8,980        9,742
  Derivatives........................................     30,615       31,399       35,472       37,070
                                                         -------      -------      -------      -------
Total................................................    406,542      407,885      392,851      397,459
                                                         =======      =======      =======      =======

------------------------

(1) Book values of short-dated government paper and interest-earning securities are equal to amortised cost increased by premium (discount).

(2) Of which EUR 3,175 million was included in the trading portfolio at December 31, 1999.

(3) Of which EUR 29,301 million was included in the trading portfolio at December 31, 1999.

(4) Of which EUR 6,952 million was included in the trading portfolio at December 31, 1999.

43 SHAREHOLDERS' EQUITY AND NET PROFIT UNDER U.S. GAAP

    The consolidated Financial statements of ABN AMRO are prepared in accordance with accounting principles generally accepted in The Netherlands (Dutch GAAP) which vary in certain significant respects from those generally accepted in the United States (U.S. GAAP). The following is a summary of the adjustments to net profit and shareholders' equity that would have been required if U.S. GAAP had been applied instead of Dutch GAAP in the preparation of the Consolidated Financial statements.

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

                 DUTCH GAAP                                      U.S. GAAP
                 ----------                                      ---------
Premiums and discounts at acquisition,         as part of asset/liability management or in
accounted for as deferred items, are           response to other factors, are stated at
amortized and reported as interest over the    market value. Unrealized gains and losses
term of the debt securities. Net capital       together with gains and losses on designated
gains realized prior to maturity date in       derivatives are reported, net of taxes, in a
connection with replacement operations are     separate component of shareholders' equity.
recognized as deferred interest and amortized  Realized gains and losses are recognized into
over the term of the investment portfolio.     income on trade date.
Shares held in the investment portfolio are    All shares are classified as "available for
stated at market value. Movements in value,    sale" and stated at market value with
net of tax, are taken to a separate            unrealized gains and losses reported in a
revaluation reserve. If the revaluation        separate component of shareholders' equity,
reserve is insufficient to absorb a decline    net of taxes, unless a decline in value is
in value, this amount will be charged to the   judged to be other than temporary. In that
income statement as value adjustments to       case, the cost basis is written down and the
financial fixed assets.                        amount of the write down is charged to the
                                               income statement.

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

PENSION COSTS

Pensions have been established in accordance   SFAS 87 prescribes actuarial computations
with the regulations in the applicable         based on current and future compensation
countries. Costs of plans are accounted for    levels taking into account the market value
using actuarial computations of current        of the assets of the pension funds and
compensation levels, taking into account the   current interest rates. ABN AMRO adopted
return achieved by the pension funds in        SFAS 87 as of January 1, 1994.
excess of the actuarial interest rate.

POST-RETIREMENT BENEFITS

The expected costs of post-retirement          SFAS 106 requires accrual of the expected
benefits are only provided for upon            cost of providing post retirement health care
retirement. The calculations are based on      benefits to an employee and the employee's
actuarial computations.                        beneficiaries and covered dependants, during
                                               the year that an employee renders services.

POST-EMPLOYMENT BENEFITS

Post-employment benefits are those benefits    Under SFAS 112 all contractual benefits after
provided to former or inactive employees,      employment but before retirement are
their beneficiaries and covered dependents     recognized when the employee's services have
after employment but before retirement. The    been rendered, the rights have vested and the
cost of these benefits are provided for        obligation is probable and quantifiable.
early-retirement (VUT) and disability-related
benefits upon termination of services.
Incentivized, other early

                 DUTCH GAAP                                      U.S. GAAP
                 ----------                                      ---------
leave arrangements are accounted for on a
pay-as-you-go basis.

CONTINGENCIES

In certain situations liabilities can be set   Criteria for setting up liabilities are more
up for expenditures that will be incurred in   stringent and include amongst others that a
the future.                                    liability be incurred at the date of the
                                               financial statements for such costs.

DERIVATIVES USED FOR HEDGING PURPOSES

Derivatives which are used to manage the       US GAAP requires that derivatives which are
overall structural interest rate exposure and  not designated to hedge specific assets,
which are not designated to specific assets,   liabilities or firm commitments, should be
liabilities or firm commitments are accounted  carried at fair value with changes in fair
for on an accrual basis. Therefore, changes    value included in income as they occur.
in the fair value of the positions are not     Starting January 1, 1999 US GAAP recognises
recorded. The periodic cash flows are          intercompany derivatives used for hedging
recorded in income as incurred.                purposes only, if those intercompany
                                               derivatives are offset by unrelated
                                               third-party contracts.

INTERNAL USE SOFTWARE

Under Dutch GAAP internal costs incurred in    US GAAP requires capitalisation of certain
connection with developing or obtaining        internal as well as external costs incurred
software for internal use are expensed.        in connection with developing or obtaining
                                               software for internal use. Qualifying
                                               software costs are capitalised and amortised
                                               over the estimated useful life of the
                                               software. ABN AMRO adopted this statement as
                                               of January 1, 1999.

DEFERRED TAX

Deferred tax assets and liabilities are        Under SFAS 109 both deferred tax assets and
recorded on a discounted basis.                liabilities are established on a nominal
                                               basis for all temporary differences, using
                                               enacted tax rates. Deferred tax assets, of
                                               which realisation is dependent on taxable
                                               income of future years, are assessed as to
                                               likely realisation and a valuation allowance
                                               provided, if necessary.

DIVIDEND PAYABLE

Shareholders' equity is reported after profit  Dividends are reported as a part of
appropriation. Dividends proposed by the       Shareholders' equity until paid or approved
Managing and Supervisory Boards are reported   by the General Shareholders' Meeting.
as a current liability.

ACCOUNTING CHANGES: ADOPTED STATEMENTS IN 1999

    In 1999, ABN AMRO adopted, for U.S. GAAP purposes, the following statements:

    - "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" issued by American Institute of Certified Public Accountants. The statement requires capitalisation of certain internal as well as external costs incurred in connection with developing or obtaining software for internal use. Qualifying software costs are capitalized and amortized over the estimated useful life of the software.

    - SEC issued regulation that intercompany derivative instruments designated as a hedging instrument after January 1, 1999, should be offset by unrelated third-party contracts. Intercompany derivative contracts designated after January 1, 1999 that do not meet these requirements, will not qualify as hedging instruments in the consolidated financial statements and are carried at fair value with changes recognized in income.

FUTURE DEVELOPMENTS

    The following accounting pronouncements have been issued by the Financial Accounting Standards Board:

    - SFAS 133 "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. If the derivative is a hedge, changes in fair value of the derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other changes to stockholders' equity until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be recognized in earnings immediately.
     Pursuant to SFAS 137 "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133",
    ABN AMRO is required to adopt the statement effective 1 January 2001.
    ABN AMRO already recognizes the derivatives used in its trading activities on its balance sheet at fair value, with changes in the fair value of such derivatives included in income. With respect to those other derivatives used as hedges of its assets, liabilities and commitments, ABN AMRO is currently in the process of assessing the impact of this statement.
     FASB recently issued a proposed amendment to SFAS 133. The final amendment is not expected to be issued until May 2000.

RECONCILIATION

    The following table summarizes the significant adjustments to ABN AMRO's consolidated shareholders' equity and net profit which would result from the application of U.S. GAAP.

                                                            SHAREHOLDERS'
                                                               EQUITY                   NET EARNINGS
                                                         -------------------   ------------------------------
                                                           1999       1998       1999       1998       1997
                                                         --------   --------   --------   --------   --------
                                                                (IN MILLIONS OF EUR EXCEPT SHARE DATA)
Shareholders' equity/net profit under Dutch GAAP.......   11,987     10,723     2,570      1,828      1,748
Goodwill...............................................    5,344      4,694      (343)      (215)      (194)
Debt restructuring.....................................     (164)      (240)       --         --         --
Investment portfolio securities........................      431      2,688        83        405        152
Property...............................................     (172)      (206)       13         15         15
Pension costs..........................................      (48)        50       (98)        69        (39)
Post-retirement benefits...............................      (55)       (41)      (14)        (6)       (14)
Post-employment benefits...............................      (38)       (46)        8          6         13
Contingencies..........................................      139        208       (69)       (83)       (14)
Derivatives............................................     (110)       312      (453)        45         (5)
Internal use software..................................      157         --       157         --         --
Deferred tax liabilities...............................     (366)      (305)      (32)       (10)       (39)
Taxes..................................................      (85)      (991)      129       (142)       (48)
Dividends..............................................      494        212        --         --         --
                                                          ------     ------     -----      -----      -----
Shareholders' equity and net profit under U.S. GAAP....   17,514     17,058     1,951      1,912      1,575
Shareholders' equity per share under U.S. GAAP.........    11.36      11.25
Basic earnings per share under U.S. GAAP...............                          1.29       1.29       1.08
Diluted earnings per share under U.S. GAAP.............                          1.28       1.28       1.07

NOTES TO THE ADJUSTMENTS TO CONSOLIDATED NET PROFIT AND SHAREHOLDERS' EQUITY

    (a) GOODWILL

    The gross amount of goodwill and other acquired intangibles before amortization amounts to EUR 6,577 million. If facts and circumstances indicate that unamortized goodwill and other acquired intangibles may be impaired, a review is made to determine what amount, if any, is recoverable. If this review indicates that goodwill will not be recoverable, as determined based on the estimated undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows.

    The following acquisitions were made in 1999, 1998 and 1997 and were accounted for using the purchase method.

                                                                          TOTAL
ACQUIRED COMPANIES                       % ACQUIRED    CONSIDERATION    ASSETS(1)      ACQUISITION DATE
---------------------------------------  -----------   --------------   ----------   ---------------------
                                          (IN MILLIONS OF EUR EXCEPT PERCENTAGES)
1999:
Banca di Roma (2)......................        10            739              --     April 15, 1999
Banco Real (3).........................        70            395              --     Various dates in 1999
Bank of America (Consumer banking
  activities in Taiwan, Singapore and
  India)...............................       100             84           1,508     Various dates in 1999
Banca Nazionale Agricoltura............         6             58              --     August 1, 1999
Interbanca SpA.........................         5             28              --     November 1, 1999
Asia Securities Trading (4)............      40.5             14              --     September 1, 1999

1998:
Banco Real.............................        38          2,089          16,352     November 4, 1998
ABN AMRO Asia Holdings Ltd. (5)........       100            188              --     December 23, 1998
Bank of Asia...........................        77            162           3,120     August 31, 1998
Bandepe................................       100            132             571     November 25, 1998
Sage...................................       100             95           1,320     May 4, 1998
BZW, Australia.........................       100             81             392     March 1, 1998
Lease Plan South Africa................       100             29              63     April 1, 1998
Huysamer Stals (6).....................        60             10             117     March 1, 1998
Dasfleet Australia.....................       100             24              --     September 21, 1998

1997:
Standard Federal Corporation...........       100          1,497          13,857     January 1, 1997
Chicago Corporation....................       100            109             513     January 1, 1997
Bankers Leasing Association............       100             83             225     November 30, 1997
Lloyds NZA.............................       100             64             746     January 1, 1997
ABN AMRO Asia Holdings Ltd.............        10             63              --     April 1, 1997
Asia Securities Trading................      35.5             49              --     June 30, 1997
Banque Demachy Worms...................      80.1             34             957     June 30, 1997
Banque du Phenix.......................       100             30             402     June 30, 1997

------------------------

(1) Effect of total assets acquired on the Consolidated Balance Sheet.

(2) This is a purchase of a participating interest of totalling 9.7% at December 31, 1999.

(3) The Bank acquired a 32% interest in 1999 (in addition to the 38% interest acquired in 1998).

(4) The Bank acquired a 5% interest in 1999 (in addition to minority interest of 35.5% acquired in 1997).

(5) The Bank acquired a 30% interest in 1998 (in addition to the 70% interest acquired in 1994, 1995 and 1997).

(6) The Bank acquired a 60% interest in 1998 (in addition to an interest acquired in 1997).

    (b) INVESTMENT PORTFOLIO SECURITIES

    The reconciliation item consists of the difference between the amortized cost and the fair market value of interest-earning securities included in the investment portfolio of EUR (1,024) million (1998: EUR 2,024 million), after adjusting for EUR 1,455 million (1998: EUR 664 million) of unrecognized gains on sales of investment portfolio securities and related swap transactions.

    In the income statement, the differences in the applicable year consist of realized gains from sales of interest-earning securities minus the amortization under Dutch GAAP and the charge to value adjustments to financial fixed assets of shares if the revaluation reserve under Dutch GAAP is insufficient to absorb a temporary decline in value.

    Realized gains and losses from sales of securities in the investment portfolio are computed using the specific identification method. Gross realized gains on sales of interest-earning securities in the investment portfolio in 1997 were calculated at EUR 363 million and gross realized losses from such sales in 1997 were calculated at EUR 101 million. Gross realized gains on sales of interest-earning securities in the investment portfolio in 1998 were calculated at EUR 760 million and gross realized losses from such sales in 1998 were calculated at EUR 149 million. Gross realized gains on sales of interest-earning securities in the investment portfolio in 1999 were calculated at EUR 706 million and gross realized losses from such sales in 1999 were calculated at EUR 320 million.

    (c) PENSION COSTS

    Personnel employed in The Netherlands are entitled to pension benefits which, unless otherwise waived, supplement State-provided social security benefits. The benefits of the plans are based primarily on years of service and a final pay formula. Effective January 1, 2000, the pension plan has been revised from a final pay system to a system based on average salaries during the years of service. In addition, the standard retirement age has been changed from 65 to 62. Benefits for retired employees or their beneficiaries are subject to a yearly adjustment based on the increase of compensation according to the Collective Labour Agreement.

    Most of the plans are administered by separate pension funds or third parties / life insurance companies. The funding policy of the plans is consistent with the requirements in The Netherlands.

    The retirement plan in the United States is a noncontributory defined benefit plan covering substantially all employees. Benefits for retired employees or their beneficiaries of the plans are based primarily on years of service and on the employee's highest average base compensation for the five consecutive years of employment in the 10 years preceding retirement/termination.

    SFAS 87 was adopted effective January 1, 1994, as it was not feasible to apply it as of January 1, 1987, the date specified in the standard. In the reconciliation NLG 48 million of the transition asset was recorded directly to shareholders' equity at January 1, 1994; the remaining transition asset is amortized over an eight-year period.

    In 1998 ABN AMRO adopted SFAS 132 "Employer's Disclosures About Pensions and Other Post-retirement Benefits". This statement revised disclosures about pensions and other post-retirement benefits.

    Assumptions used in the pension computation as at December 31 were:

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                     (IN PERCENTAGES)
Average discount rate
  The Netherlands...........................................    5.3        5.0        6.5
  Foreign countries.........................................    7.0        7.0        7.5
Average compensation increase
  The Netherlands...........................................    3.0        3.0        3.0
  Foreign countries.........................................    6.0        6.0        6.0
Average expected rate of return on assets
  The Netherlands...........................................    7.0        7.0        7.5
  Foreign countries.........................................    8.5        8.5        8.5

    In accordance with SFAS 87, the excess of plan assets over projected benefit obligation, as of January 1, 1994, the transition date, is recognized as a part of periodic pension costs on a prospective basis. The following table presents the components of the net periodic pension costs:

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                   (IN MILLIONS OF EUR)
NET PERIODIC PENSION COSTS
Service cost................................................     321        158        170
Interest cost...............................................     327        307        287
Expected return on plan assets..............................    (427)      (398)      (344)
Net amortization and deferral...............................       3        (13)        (2)
                                                                ----       ----       ----
Net periodic pension costs under U.S. GAAP..................     224         54        111
Net periodic pension costs under Dutch GAAP.................     126        123         73
                                                                ----       ----       ----
Additional pension costs....................................      98        (69)        38
                                                                ====       ====       ====

    The following table presents the change in benefit obligations of the plans under SFAS 87.

                                                                1999        1998
                                                              ---------   ---------
                                                              (IN MILLIONS OF EUR)
Projected benefit obligation at beginning of the year.......    6,282       4,672
Service costs...............................................      321         158
Interest cost...............................................      327         307
Actuarial gain/loss.........................................     (274)      1,343
Benefits paid...............................................     (199)       (173)
Plan amendments.............................................      716          (2)
Settlements/curtailments....................................        0          (1)
Acquisitions................................................        0           0
Currency translation effect.................................       47         (22)
                                                                -----       -----
Projected benefit obligation at end of the year.............    7,220       6,282

    The following table presents the change in plan assets of the plans under SFAS 87.

                                                                1999        1998
                                                              ---------   ---------
                                                              (IN MILLIONS OF EUR)
Fair value of plan assets at beginning of the year..........    6,013       5,383
Actual return of plan assets................................      958         755
Employer's contribution.....................................       37          77
Benefits paid...............................................     (199)       (173)
Acquisitions................................................        0           0
Currency translation effect.................................       49         (29)
                                                                -----       -----
Fair value of plan assets at end of the year................    6,858       6,013

    The following table presents the funded status of the plans under SFAS 87.

                                                                1999        1998
                                                              ---------   ---------
                                                              (IN MILLIONS OF EUR)
Funded status...............................................    (362)       (268)
Unrecognized net actuarial gain/(loss)......................    (460)        283
Unrecognized prior service cost.............................     728          12
Unrecognized transition obligation..........................       2           7
                                                                ----        ----
(Prepaid)/accrued benefit cost..............................     (92)         34

    The unrecognized prior service cost refers to the additional projected benefit obligation resulting from the revised pension plan for employees in The Netherlands, effective January 1, 2000. The amount will be amortized on a straight-line basis over the average term of service for the employees. For plans in The Netherlands the accumulated benefit obligation exceeds plan assets by EUR 34 million (1998: EUR 73 million).

    (d) POST-RETIREMENT BENEFITS

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

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                     (IN PERCENTAGES)
Average discount rate
  The Netherlands...........................................    5.3        5.0        6.5
  Foreign countries.........................................    7.0        7.0        7.5
Average health care cost trend rate
  The Netherlands...........................................    4.0        3.0        3.0
  Foreign countries.........................................    9.0        9.0        7.0

    The following table presents the components of net periodic post-retirement benefit cost.

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                   (IN MILLIONS OF EUR)
NET PERIODIC POST-RETIREMENT BENEFIT COST
Services cost...............................................     13          6          6
Interest cost...............................................     15         14         13
Net amortization and deferral...............................      6          4          3
                                                                 --         --         --
Net periodic cost under U.S. GAAP...........................     34         24         22
Net periodic cost under Dutch GAAP..........................     20         18          8
                                                                 --         --         --
Additional net periodic post-retirement benefit cost........     14          6         14
                                                                 ==         ==         ==

    The following table presents the change in post-retirement benefit obligations of the plans under SFAS 106.

                                                                1999        1998
                                                              ---------   ---------
                                                              (IN MILLIONS OF EUR)
Projected benefit obligation at beginning of the year.......     268         208
Service costs...............................................      13           6
Interest cost...............................................      15          14
Actuarial gain/loss.........................................       2          54
Benefits paid...............................................     (11)        (10)
Acquisitions................................................       0           0
Currency translation effect.................................      11          (4)
                                                                 ---         ---
Projected benefit obligation at end of the year.............     298         268

    The following table presents the change in plan assets of the plans under SFAS 87.

                                                                1999        1998
                                                              ---------   ---------
                                                              (IN MILLIONS OF EUR)
Fair value of plan assets at beginning of the year..........      13           6
Actual return of plan assets................................       6           2
Employer's contribution.....................................       7          15
Benefits paid...............................................     (11)        (10)
Acquisitions................................................       0           0
Currency translation effect.................................       2           0
                                                                 ---         ---
Fair value of plan assets at end of the year................      17          13

    The following table presents the funded status of the plans under SFAS 87.

                                                                1999        1998
                                                              ---------   ---------
                                                              (IN MILLIONS OF EUR)
Funded status...............................................    (281)       (256)
Unrecognized net actuarial gain/(loss)......................      56          60
Unrecognized prior service cost.............................       1           1
Unrecognized transition obligation..........................      51          55
                                                                ----        ----
(Prepaid)/accrued benefit cost..............................    (173)       (140)

    Increasing the assumed health care cost trend rate by 1% in each year would increase the accumulated post-retirement benefit obligation as of December 31, 1999 by approximately EUR 27 million and would increase the net periodic post-retirement benefit cost of 1999 by EUR 8 million.

    Decreasing the assumed health care cost trend rate by 1% in each year would decrease the accumulated post-retirement benefit obligation as of December 31, 1999 by approximately EUR 42 million and would decrease the net periodic post-retirement benefit cost of 1999 by EUR 8 million.

    (e) CONTINGENCIES

    U.S. GAAP does not permit provisions for contingencies, which are permitted under Dutch GAAP. Accordingly, the release in 1999 and 1998 and 1997 provisions of EUR 56 million, EUR 123 million and EUR 79 million, respectively, for the adaptation of computer systems for the introduction of the Euro and for the year 2000; the release in 1997 provisions of EUR 75 million for the potential devaluation of the Brazilian real; the provisions in 1999, 1998 and 1997 for litigation and removals of

EUR 13 million, EUR 41 million and EUR 29 million, are not permitted under U.S. GAAP and have been reversed in the U.S. GAAP reconciliation.

    (f) DEFERRED TAX

    In accordance with SFAS 109, the components of the net U.S. GAAP deferred tax liability are as follows:

                                                                1999        1998
                                                              ---------   ---------
                                                              (IN MILLIONS OF EUR)
Deferred tax liabilities
  Investment securities.....................................       --         705
  Property..................................................      212         202
  Post-employment benefits..................................      125         158
  Derivatives...............................................      121         207
  Leasing and other financing constructions.................      326         182
  Servicing rights..........................................      247         152
  Other.....................................................      360         103
                                                                -----       -----
Total deferred tax liabilities..............................    1,391       1,709
  Deferred tax assets
  General allowance for loan losses(1)......................      663         614
  Tax losses foreign entities...............................      480         389
  Investment securities.....................................      161          --
  Specific allowances for loan losses.......................      300         205
  Other.....................................................      179          95
                                                                -----       -----
Total deferred tax assets before valuation allowance........    1,783       1,303
Less: valuation allowance...................................      217         198
                                                                -----       -----
Deferred tax assets less valuation allowance................    1,566       1,105
                                                                -----       -----
Total net deferred tax liability (asset) under U.S.
  GAAP(2)...................................................     (175)        604
                                                                =====       =====

------------------------

(1) This amount represents the tax effect of the gross up of the Fund for general banking risks which is considered to be a general allowance for loan losses for U.S. GAAP purposes.

(2) Of which EUR (211) million (1998: EUR 681 million) is a consequence of differences between Dutch GAAP and U.S. GAAP.

    ABN AMRO considers a significant portion of its approximately EUR
2.9 billion in distributable invested capital to be permanently invested. If such capital were distributed no foreign taxes would be required to be paid on such earnings. The estimated impact of foreign withholding tax is EUR
90 million.

    (g) IMPAIRMENT OF LOANS

    SFAS 114 requires loans to be measured for impairment when it is probable that principal and/or interest will not be collected in accordance with the contractual terms of the loan agreement. Total impairment loans of ABN AMRO are those reported as doubtful loans and amounted to EUR 7,580 million at December 31, 1999 (1998: EUR 6,578 million). Total impaired loans averaged EUR 5,521 million and EUR 7,079 million during 1998 and 1999, respectively. Of the total doubtful loans of EUR 7,580 million at December 31, 1999, EUR
5,970 million (1998: EUR 5,702 million) have aggregate specific allowances for loan losses of EUR 4,458 million (1998: EUR 4,116 million) and EUR
1,610 million (1998: EUR 876 million) have no specific allowances for loan losses. Doubtful loans included accruing loans (loans on which ABN AMRO continues to charge interest which is included in interest revenue) of EUR 2,789 million at December 31, 1999 (1998: EUR 2,195 million). Having compared the value of the impaired loans calculated in accordance with SFAS 114 with the carrying value under Dutch GAAP, no adjustments were required. Net interest revenue recognized in 1999 on impaired loans amounted to EUR 181 million (1998: EUR 151 million), and interest revenue not recognized in 1999 on impaired loans amounted to EUR 233 million (1998: EUR 228 million).

    (h) DERIVATIVES

    The reconciling item in Earnings for derivatives, amounting to EUR
(453) million, is for a major part caused by derivatives contracts which are designated to hedge the fixed dividend payments on Trust Preferred Securities. These Trust Preferred Securities are classified as minority interest in the consolidated financial statements. Pursuant US GAAP the minority interest, as such, does not represent an existing asset, liability, firm commitment or anticipated transaction. Therefore, the application of hedge accounting is not appropriate and the swaps concluded to hedge the fixed dividend payments on the Trust Preferred Securities are carried at fair value with changes recognised in income.

    (i) INTERNAL USE SOFTWARE

    Effective January 1, 1999 ABN AMRO adopted "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" issued by American Institute of Certified Public Accountants, resulting in a capitalization of qualifying internal use software, amounting to EUR 157 million at December 31, 1999.

    (j) ACCOUNTING FOR STOCK-BASED COMPENSATION

    SFAS 123, "Accounting for Stock-Based Compensation," establishes financial accounting and reporting standards for stock-based compensation plans. ABN AMRO accounts for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion No. 25, as SFAS 123 permits. The application of SFAS 123's disclosure requirements did not have a material impact on ABN AMRO "s pro forma net profit, net profit per Ordinary Share or shareholders' equity.

    (k) CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT ADJUSTED FOR U.S. GAAP.

                     CONSOLIDATED BALANCE SHEET AND INCOME
                        STATEMENT ADJUSTED FOR U.S. GAAP

                                                                1999        1998
                                                              ---------   ---------
                                                              (IN MILLIONS OF EUR)
ASSETS
Cash........................................................     6,806       4,478
Short-dated government paper................................    10,375       7,719
Banks.......................................................    47,201      60,894
Professional securities transactions........................    40,742      34,058
Loans.......................................................   223,439     190,829
Less: Allowance for credit losses...........................    (6,353)     (6,130)
                                                               -------     -------
Net Loans...................................................   217,086     184,699
Interest-bearing securities.................................    92,042     107,851
Shares......................................................    16,990      13,271
Participating interests.....................................     1,884       1,057
Property and equipment......................................     5,190       4,451
Goodwill....................................................     5,344       4,694
Other assets................................................    16,787      16,419
Prepayments and accrued interest............................    10,223       7,989
                                                               -------     -------
                                                               470,670     447,580
                                                               =======     =======

LIABILITIES
Banks.......................................................    80,990     104,898
Professional securities transactions........................    29,756      31,028
Total customer accounts.....................................   200,236     174,526
Debt securities.............................................    54,228      37,947
Other liabilities...........................................    51,821      53,099
Accruals and deferred income................................    10,166       8,506
Provisions..................................................    10,297       8,008
                                                               -------     -------
                                                               437,494     418,012
Subordinated debt...........................................    10,717       8,980
Minority interests..........................................     2,457       2,460
Guaranteed preferred beneficial interest in a subsidiary
  (1).......................................................     2,488       1,070
Shareholders' equity........................................    17,514      17,058
                                                               -------     -------
Total liabilities and shareholders equity...................   470,670     447,580
                                                               =======     =======

--------------------------
(1) Guaranteed preferred beneficial interests in subsidiaries represent the 7.5% Noncumulative Guaranteed Trust Preferred Securities (the "Trust Preferred Securities I") issued by ABN AMRO Capital Funding Trust I (the "Trust I") and 7 1/8% Noncumulative Guaranteed Trust Preferred Securities (the "Trust Preferred Securities II") issued by ABN AMRO Capital Funding Trust II (the "Trust II"), both indirect wholly-owned subsidiaries of ABN AMRO Holding. The assets of Trust I are 7.5% Noncumulative Guaranteed Class B Preferred Securities (the "Class B Preferred Securities I") of ABN AMRO Capital Funding LLC I and the assets of Trust II are 7 1/8% Noncumulative Guaranteed Class B Preferred Securities (the "Class B Preferred Securities II") of ABN AMRO Capital Funding LLC II, both indirect wholly-owned subsidiaries of ABN AMRO Holding, and the maturities and interest on the Class B Preferred Securities I and II match those of the Trust Preferred Securities I and II. The Trust Preferred Securities I and II and the Class B Preferred Securities I and II pay interest quarterly in arrears and are redeemable only upon the occurrence of certain events specified in the documents governing the terms of those securities. Subject to limited exceptions, the earliest date that the Class B Preferred Securities I can be redeemed is September 30, 2003 and for Class B Preferred Securities II, the earliest date that they can be redeemed is March 31, 2004. The Trust Preferred Securities I and II and the Class B Preferred Securities I and II are each subject to a full and conditional guarantee of ABN AMRO Holding. In terms of dividend and liquidation rights, the Trust Preferred Securities I and II are comparable to ABN AMRO Holding preference shares.

              CONSOLIDATED INCOME STATEMENT INCLUDING SIGNIFICANT
                             U.S. GAAP ADJUSTMENTS.

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                   (IN MILLIONS OF EUR)
REVENUE
Interest revenue............................................   28,724     25,348     20,685
Interest expense............................................   20,375     18,435     14,501
                                                               ------     ------     ------
Net interest revenue........................................    8,349      6,913      6,184
Provision for loan losses...................................      633        840        726
                                                               ------     ------     ------
Net interest revenue after provision for loan losses........    7,716      6,073      5,458
Revenue from securities and participating interests.........      357        348        286
Commission revenue..........................................    4,947      3,819      3,186
Commission expense..........................................      492        431        340
                                                               ------     ------     ------
Net commissions.............................................    4,455      3,388      2,846
Results from financial transactions.........................      921      1,198      1,025
Net gains from available for sales securities...............      386        594        278
Other revenue...............................................      654        451        254
                                                               ------     ------     ------
Total non interest revenue..................................    6,773      5,979      4,689
Total revenue...............................................   14,489     12,052     10,147

EXPENSES
Staff costs.................................................    5,872      4,587      3,967
Other administrative expenses...............................    3,953      3,464      2,920
                                                               ------     ------     ------
Administrative expenses.....................................    9,825      8,051      6,887
Depreciation................................................      787        653        527
Amortization of goodwill....................................      343        215        194
                                                               ------     ------     ------
                                                               10,955      8,919      7,608

OPERATING EXPENSES
Operating profit before taxes...............................    3,534      3,133      2,539
Taxes.......................................................    1,223      1,059        841
                                                               ------     ------     ------
Group profit after taxes....................................    2,311      2,074      1,698
Minority interests..........................................      360        162        123
                                                               ------     ------     ------
Net profit..................................................    1,951      1,912      1,575
                                                               ======     ======     ======

    L)  COMPREHENSIVE INCOME

    Effective January 1, 1998, ABN AMRO adopted Statement 130 "REPORTING COMPREHENSIVE INCOME", which establishes rules for the reporting and display of comprehensive income and its components. Its components and accumulated other comprehensive income amounts for the three-year period ended December 31, 1999 are summarized as follows:

                                                             UNREALIZED    ACCUMULATED
                                                CURRENCY      GAINS IN        OTHER
                                               TRANSLATION   INVESTMENT   COMPREHENSIVE   COMPREHENSIVE
                                               ADJUSTMENT    PORTFOLIOS      INCOME          INCOME
                                               -----------   ----------   -------------   -------------
                                                                 (IN MILLIONS OF EUR)
Balance January 1, 1997......................      (392)          517            125

Net Income...................................                                                  1,575
Currency translation adjustment (net of EUR
  36 million tax expense)....................       398                          398
Unrealized gains arising during the year (net
  of EUR 245 million tax expense)............                     452            452
Less: reclassification adjustment for gains
  realized in net income (net of EUR 92
  million tax expense).......................                    (171)          (171)
                                                                              ------
Other comprehensive income...................                                                    679
                                                                                              ------
Comprehensive income.........................                                                  2,254

Balance December 31, 1997....................         7           798            805
Net Income...................................                                                  1,912
Currency translation adjustment (net of EUR
  10 million tax credit).....................      (455)                        (455)
Unrealized gains arising during the year (net
  of EUR 381 million tax expense)............                     619            619
Less: reclassification adjustment for gains
  realized in net income (net of
  EUR 213 million tax expense)...............                    (397)          (397)
                                                                              ------
Other comprehensive income...................                                                   (233)
                                                                                              ------
Comprehensive income.........................                                                  1,679
Balance December 31, 1998....................      (448)        1,020            572
Net Income...................................                                                  1,951
Currency translation adjustment (net of EUR
  50 million tax expense)....................       409                          409
Unrealized losses arising during the year
  (net of EUR 647 million tax expense).......                  (1,224)        (1,224)
Less: reclassification adjustment for loss
  realized in net income (net of EUR
  135 million tax expense)...................                    (251)          (251)
                                                                              ------
Other comprehensive income...................                                                 (1,066)
                                                                                              ------
Comprehensive income.........................                                                    885
Balance December 31, 1999....................       (39)         (455)          (494)

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

    The computation of basic and diluted EPS for the years ended December 31 are presented in the following table:

                                                                1999       1998       1997
                                                              --------   --------   --------
                                                               (IN MILLIONS OF EUR, EXCEPT
                                                                       SHARE DATA)
Net profit..................................................    1,951      1,912      1,575
Dividends on Preference Shares..............................       80         81         82
                                                              -------    -------    -------
Net profit applicable to Ordinary Shares....................    1,871      1,831      1,493
Dividends on Convertible Preference Shares..................        2          3          4
                                                              -------    -------    -------
Net profit adjusted for diluted computation.................    1,873      1,834      1,497
Weighted-Average Ordinary Shares Outstanding................  1,451.6    1,422.1    1,388.7
Dilutive Effect of Staff Options............................      4.1        4.6        3.6
Convertible Preference Shares...............................      5.7        6.8        8.3
                                                              -------    -------    -------
Adjusted Diluted Computation................................  1,461.4    1,433.5    1,400.6
Basic Earnings Per Share....................................     1.29       1.29       1.08
Diluted Earnings Per Share..................................     1.28       1.28       1.07

44 PARENT COMPANY ACCOUNTS

     COMPANY BALANCE SHEET AT DECEMBER 31, 1999 AFTER PROFIT APPROPRIATION

                                                             1999           1998
                                                           --------       --------
                                                            (IN MILLIONS OF EUR)
ASSETS
Banks (a)................................................    1,204          1,167
Interest-earning securities (b)..........................       27             23
Participating interests in group companies (c)...........   11,481         10,233
Other assets (d).........................................      728            377
Prepayments and accrued income (e).......................       68             65
                                                            ------         ------
                                                            13,508         11,865

LIABILITIES
Deposits and other client accounts.......................       27             23
Other liabilities (d)....................................      496            215
Accruals and deferred income (e).........................       33             67
                                                            ------         ------
                                                               556            305

Subordinated debt........................................      965            837

Share capital............................................    1,658          1,645
Share premium account....................................    2,480          2,454
Revaluation reserves.....................................      320            314
Reserves prescribed by law and articles of association...      205            172
Other reserves...........................................    7,324          6,138
                                                            ------         ------
Shareholders' equity.....................................   11,987         10,723

Own capital..............................................   12,952         11,560
                                                            ------         ------
                                                            13,508         11,865

                        PARENT COMPANY INCOME STATEMENT

                                                           1999       1998       1997
                                                         --------   --------   --------
                                                              (IN MILLIONS OF EUR)
Profits of participating interests after taxes.........   2,566      1,825      1,740
Other profit after taxes...............................       4          3          8
                                                          -----      -----      -----
Net profit.............................................   2,570      1,828      1,748
                                                          =====      =====      =====

Drawn up in accordance with section 2:402 of the Netherlands Civil Code.

Letters stated against items refer to the notes.

NOTES TO THE PARENT COMPANY BALANCE SHEET AND INCOME STATEMENT

(a) BANKS

    This item includes call loans to and other interbank relations with group companies. An amount of EUR 708 million (1998: EUR 657 million) of this exposure is subordinated. An amount of EUR 708 million is due for redemption in 2001 and an amount of EUR 227 million in 2002.

(b) INTEREST-EARNING SECURITIES

    The amount included in this item represents securitized receivables, such as commercial paper.

(c) PARTICIPATING INTERESTS IN GROUP COMPANIES

    Dividends payable by ABN AMRO Bank N.V to ABN AMRO Holding N.V. amounted to EUR 728 million (1998: EUR 377 million). Dividends received by ABN AMRO Bank N.V. from subsidiaries amounted to EUR 621 million (1998: EUR 221 million).

                                                        1999       1998       1997
                                                      --------   --------   --------
                                                           (IN MILLIONS OF EUR)
Development:
  Opening Balance...................................   10,233     11,354     11,058
  Movements (net)...................................    1,248     (1,121)       296
                                                       ------     ------     ------
    Closing Balance.................................   11,481     10,233     11,354
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

(e) PREPAYMENTS AND ACCRUED INCOME AND ACCRUALS AND DEFERRED INCOME

    These items include revenue and expenses recognised in the period under review but whose actual receipt or payment falls in a different period, as well as the total net difference between contract rates and spot rates on foreign exchange hedging operations.

(f) SHARE CAPITAL AND RESERVES

    For details refer to note 16.

(g) GUARANTEES

    ABN AMRO Holding N.V. guarantees all liabilities of ABN AMRO Bank N.V.

45 MAJOR SUBSIDIARIES AND PARTICIPATING INTERESTS

    (UNLESS OTHERWISE STATED, ABN AMRO INTEREST IS 100% OR ALMOST 100%, AS OF MARCH 23, 2000)

ABN AMRO BANK N.V., AMSTERDAM

NETHERLANDS

    ABN AMRO Lease Holding N.V., Almere

    ABN AMRO Levensverzekering N.V., Zwolle

    ABN AMRO Onroerend Goed Holding B.V., Amsterdam

    ABN AMRO Participaties Holding B.V., Amsterdam

    ABN AMRO Projectontwikkeling B.V., Amsterdam

    ABN AMRO Schadeverzekeringen N.V., Zwolle

    ABN AMRO Trustcompany (Nederland) B.V., Amsterdam

    ABN AMRO Verzekeringen B.V., Zwolle

    AA Interfinance B.V., Amsterdam

    AAGUS Financial Services Group N.V., Amersfoort (67%)

    ABN AMRO Bouwfonds Nederlandse Gemeenten N.V., Hoevelaken (voting right 50%, equity participation 50%)

    Consultas N.V., Zwolle

    Hollandsche Bank-Unie N.V., Rotterdam

    IFN Group B.V., Rotterdam

    Nachenius, Tjeenk & Co. N.V., Amsterdam

    Rijnlandse Disconto Bank C.V., Utrecht

ABROAD

    EUROPE

    ABN AMRO Asset Management Ltd., London

    ABN AMRO Asset Management (Polska) S.A., Warsaw

    ABN AMRO Bank A.O., Moscow

    ABN AMRO Bank (Deutschland) A.G., Frankfurt am Main

    ABN AMRO Bank (Luxembourg) S.A., Luxembourg

    ABN AMRO Bank (Polska) S.A., Warsaw

    ABN AMRO Bank (Romania) S.A., Bukarest

    ABN AMRO Bank (Schweiz) A.G., Zurich

    ABN AMRO Corporate Finance Ltd., London

    ABN AMRO Corporate Finance (CEE) Ltd., Budapest

    ABN AMRO Corporate Finance (Ireland) Ltd., Dublin

    ABN AMRO Development Capital (UK) Ltd, London

    ABN AMRO Equities (Hungary) Rt., Budapest

    ABN AMRO Equities (Russia) ZAO, Moscow

    ABN AMRO Equities (Spain) S.A. Sociedad de Valores y Bolsa, Madrid

    ABN AMRO Equities (UK), London

    ABN AMRO France S.A., Paris (88%)

        ABN AMRO Fixed Income (France) S.A., Paris

        ABN AMRO Securities (France) S.A., Paris

        Banque de Neuflize, Schlumberger, Mallet S.A., Paris

        Banque Odier Bungener Courvoisier, Paris

    ABN AMRO Futures Ltd., London

    ABN AMRO International Financial Services Company, Dublin

    ABN AMRO Investment Management S.A., Luxembourg

    ABN AMRO Leasing (Hellas) S.A., Athens

    ABN AMRO (Magyar) Bank Rt., Budapest (95%)

    ABN AMRO Portfolio Management S.A. Brno

    ABN AMRO Securities (Greece) Ltd., Athens

    ABN AMRO Securities (Polska) S.A., Warsaw

    ABN AMRO Securities (Romania) S.A., Bukarest

    ABN AMRO Stockbrokers (Ireland) Ltd., Dublin

    ABN AMRO Trust Company (Denmark) A/S, Copenhagen

    ABN AMRO Trust Company (Jersey) Ltd., St.Helier

    ABN AMRO Trust Company (Luxembourg) S.A., Luxembourg

    ABN AMRO Trust Company (Suisse) S.A., Geneva

    ABN AMRO Yatyrym Menkul Degerter A.S., Istanbul

    Alfred Berg Holding A/B, Stockholm

    Antonveneta ABN AMRO Societa di Gestione del Risparmio SpA, Milan (50%)

    Banca di Roma, Rome (10%)

    CM Capital Markets Brokerage S.A., Madrid (45%)

    AFRICA

    ABN AMRO Bank (Maroc) S.A., Casablanca (99%)

    ABN AMRO Delta Portfolio Management (Egypt), Cairo (59%)

    ABN AMRO Delta Securities (Egypt), Cairo (59%)

    ABN AMRO Securities (South Africa) (Pty) Ltd., Johannesburg (76%)

    MIDDLE EAST

    Saudi Hollandi Bank, Riyadh (40%)

    REST OF ASIA

    ABN AMRO Asia Ltd., Hong Kong

    ABN AMRO Asia Corporate Finance Ltd., Hong Kong

    ABN AMRO Asia Futures Ltd., Hong Kong

    ABN AMRO Asia Merchant Bank (Singapore) Ltd., Singapore

    ABN AMRO Asia Securities Plc., Bangkok (40%)

    ABN AMRO Asset Management (Asia) Ltd., Hong Kong

    ABN AMRO Asset Management (Japan) Ltd., Tokyo

    ABN AMRO Asset Management (Singapore) Ltd., Singapore

    ABN AMRO Bank Berhad, Kuala Lumpur

    ABN AMRO Bank (Kazakstan) Ltd., Almaty (51%)

    ABN AMRO Bank N.B., Uzbekistan A.O., Tashkent (50%)

    ABN AMRO Savings Bank, Manilla (60%)

    ABN AMRO Securities (India) Private Ltd., Bombay (75%)

    ABN AMRO Securities (Far East) Ltd., Hong Kong

    ABN AMRO Securities (Japan) Ltd., Tokyo

    Bank of Asia, Bangkok (77%)

    PT ABN AMRO Finance Indonesia, Jakarta (85%)

    AUSTRALIA

    ABN AMRO Australia Ltd., Sydney

    ABN AMRO Capital Markets (Australia) Ltd., Sydney

    ABN AMRO Equities Australia Ltd., Sydney

    NEW ZEALAND

    ABN AMRO Equities NZ Ltd., Auckland

    NORTH AMERICA

    ABN AMRO Bank Canada, Toronto

    ABN AMRO Bank (Mexico) S.A., Mexico City

    ABN AMRO North America Inc., Chicago (holding company, voting right 100%, equity participation 60%)

        LaSalle Bank N.A., Chicago

        LaSalle National Corporation, Chicago

        Standard Federal Bancorporation, Troy

    ABN AMRO Inc., Chicago

    European American Bank Inc., New York (voting right 100%, equity participation 62%)

    LATIN AMERICA AND THE CARIBBEAN

    ABN AMRO Bank Asset Management (Curacao) N.V., Willemstad

    ABN AMRO Bank (Chile) S.A., Santiago de Chile

    ABN AMRO Bank (Colombia) S.A., Bogota (91%)

    ABN AMRO (Chile) Seguros Generales S.A., Santiago de Chile

    ABN AMRO (Chile) Seguros de Vida S.A., Santiago de Chile

    ABN AMRO Securities (Argentina) Sociedad de Bolsa S.A., Buenos Aires

    ABN AMRO Securities (Brazil) Corretora de Valores Mobiliarios S.A., Sao
Paulo

    ABN AMRO Trust Company (Curacao) N.V., Willemstad

    Banco Bandepe S.A., Recife

    Banco ABN AMRO Real S.A.(*), Sao Paulo (voting right 94%, equity participation 88%)

         *) New name of Banco ABN AMRO S.A., as from April 2000, as a result of the recent merger of Banco Real S.A. into Banco ABN AMRO S.A.

    De Surinaamsche Bank N.V., Paramaribo (49%)

    Real Paraguaya de Seguros S.A., Assucion

    Real Previdencia e Segures S.A., Sao Paulo

    Real Segures S.A., Bogota

    Real Uruguaya de Segures S.A., Montovideo

    For the investments of ABN AMRO Lease Holding N.V., the reader is referred to the separate annual report published by this company.

    The list of participating interests for which statements of liability have been issued has been filed at the Amsterdam Chamber of Commerce.

46 POST-BALANCE SHEET EVENTS

    On January 24, 2000, ABN AMRO declared the bid it made for all the shares in Bouwfonds Nederlandse Gemeenten in August 1999 unconditional. All municipalities have meanwhile accepted the offer. The transaction involves an amount of EUR
1.2 billion. The purchase price will be paid in instalments and financed from own funds. The results of Bouwfonds will be incorporated in the consolidated income statement of ABN AMRO from January 1, 2000. An estimated sum of EUR

0.4 billion in goodwill will be charged to shareholders' equity. Bouwfonds will operate on an arm's length basis from the ABN AMRO group.

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

                         PROPOSED PROFIT APPROPRIATION

                                                           1999       1998       1997
                                                         --------   --------   --------
                                                              (IN MILLIONS OF EUR)
Appropriation of net profit pursuant to article 38.2
  and 38.3 of the articles of association
Dividends on preference shares.........................      78         78         78
Dividends on convertible preference shares.............       2          3          4
Addition to reserves...................................   1,320        922        904
Dividends on ordinary shares...........................   1,170        825        762
                                                          -----      -----      -----
                                                          2,570      1,828      1,748
                                                          =====      =====      =====

48 STIPULATIONS OF THE ARTICLES OF ASSOCIATION WITH RESPECT TO SHARES

    Each ordinary share of NLG 1.25 face value in the capital of ABN AMRO Holding N.V. entitles the holder to cast one vote. The other shares in the capital have a face value of NLG 5 and are entitled to four votes. Subject to certain exceptions provided for by law or in the articles of association, resolutions are passed by an absolute majority of the votes cast.

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

    Given the numbers of members of the Supervisory Board and the Managing Board, being 15 and 8 respectively, the two Boards in their capacity of Executive Committee of the Stichting Prioriteit ABN AMRO Holding are of opinion that the requirement referred to in article C.9 of Appendix X to the Listing and Issuing Rules of the Amsterdam Exchanges N.V. has been satisfied. This means that Managing Board members do not control a majority of the votes to be cast at the Executive Committee's meetings.

    Subject to certain exceptions, upon the issuance of ordinary shares and convertible preference shares, holders of ordinary shares have pre-emptive rights in proportion to their holdings. Upon the issuance of convertible preference shares, subject to certain limitations, holders of convertible preference shares have pre-emptive rights in proportion to their holdings.

    In the event of the dissolution and liquidation of ABN AMRO Holding N.V., the assets remaining after payment of all debts are distributed first to the holder of the priority share, in an amount equal to the face value of the priority share, secondly to the holders of preference shares and convertible preference shares on a pro rata basis, in an amount equal to all dividends accrued from the beginning of the most recent full financial year through the date of payment and then the face value of the preference shares or the amount paid in on the convertible preference shares respectively, and thirdly to the holders of ordinary shares on a pro rata basis.