Form 20-F
period 2001-12-31
ABN AMRO HOLDING N V; ABN AMRO BANK NV
filed 2002-04-10
CIK 1038727, 897878

Use these links to rapidly review the document
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SECURITIES AND EXCHANGE COMMISSION

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file numbers 1-14624, 5-52647

ABN AMRO HOLDING N.V.
ABN AMRO BANK N.V.
(Exact name of Registrants as specified in their charters)

THE NETHERLANDS
(Jurisdiction of incorporation or organization)

Gustav Mahlerlaan 10, 1082 PP Amsterdam
The Netherlands
(Address of principal executive offices)

        Securities registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares(1)	New York Stock Exchange(1)
American Depositary Shares, each
representing one Ordinary Share	New York Stock Exchange

A list of additional ABN AMRO Bank N.V. securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 is available from the headquarters of ABN AMRO Bank N.V., Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands, and registration statements and related prospectuses in respect of any securities registered pursuant to Section 12(b) of the Securities and Exchange Act of 1934 are available on the Internet at http://www.sec.gov.

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

Ordinary Shares (EUR 0.56)	1,535,532,954
Non-Cumulative Preference Shares (EUR 2.24)	362,503,010
Convertible Preference Shares (EUR 2.24)	684,769
Priority Share (EUR 2.24)	1

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days.

        Yes  ☒                  No  ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

        Item 17  ☐                  Item 18  ☒

        The information contained in this report is incorporated by reference into Registration Statement Nos. 333-49198, 333-84044 and 333-81400.

i

Certain Definitions

        As used herein, "Holding" means ABN AMRO Holding N.V. The terms "ABN AMRO," "us," "we" and "our company" refer to Holding and its subsidiaries. The "Bank" means ABN AMRO Bank N.V. and its subsidiaries.

        As used herein, "EUR" refers to euros, "NLG" refers to Dutch guilders and "USD" or "$" refers to U.S. dollars.

Enforcement of Civil Liabilities

        Holding is organized under the laws of The Netherlands and the members of its Supervisory Board, with one exception, and its Managing Board are residents of The Netherlands or other countries outside the United States. Although some of our affiliates have substantial assets in the United States, substantially all of Holding's assets and the assets of the members of the Supervisory Board and the Managing Board are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon Holding or these persons or to enforce against Holding or these persons in United States courts judgments of United States courts predicated upon the civil liability provisions of United States securities laws. The United States and The Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon United States federal securities laws, would not be enforceable in The Netherlands. However, if the party in whose favor such judgment is rendered brings a new suit in a competent court in The Netherlands, that party may submit to a Dutch court the final judgment which has been rendered in the United States. If the Dutch court finds that the jurisdiction of the federal or state court in the United States has been based on grounds that are internationally acceptable and that the final judgment concerned results from proceedings compatible with Dutch concepts of due process, to the extent that the Dutch court is of the opinion that reasonableness and fairness so require, the Dutch court would, in principle, under current practice, recognize the final judgment that has been rendered in the United States and generally grant the same claim without relitigation on the merits, unless the consequences of the recognition of such judgment contravene public policy in The Netherlands.

Presentation of Information

        Holding was incorporated under Dutch law on May 30, 1990. Holding owns all of the shares of the Bank, and itself has no material operations. Our consolidated financial statements of ABN AMRO include the consolidated financial statements of the Bank, which itself had total assets of EUR 597.4 billion as of December 31, 2001.

        As of that date and for the year then ended, the Bank accounted for approximately 100% of our consolidated assets, consolidated total revenue and consolidated net profit.

        Unless otherwise indicated, the financial information contained in this Annual Report on Form 20-F has been prepared in accordance with Dutch generally accepted accounting principles, or Dutch GAAP, which, as disclosed in note 45 to the Consolidated Financial Statements, vary in certain significant respects from accounting principles generally accepted in the United States, or U.S. GAAP.

        Unless otherwise indicated, references to loans include advances, finance leases and operating leases for the Dutch operations of the Consumer & Commercial Clients Strategic Business Unit and are based on monthly compilations of statistics by De Nederlandsche Bank N.V., the Dutch Central Bank. Additionally, geographic analyses of loans are, unless otherwise specifically indicated, based on the location of the branch or office from which the loan is made.

ii

        All annual averages in this Report are based on month-end figures. Management does not believe that these month-end averages present trends materially different than those that would be presented by daily averages.

        The financial information for periods prior to January 1, 1999 has been converted from Dutch guilders to euros using the Dutch guilder to euro fixed conversion rate determined as of December 31, 1998 by the participating countries of the European Monetary Union of 1 EUR=2.20371 NLG.

Cautionary Statement on Forward-Looking Statements

        Some of the statements contained in this Report that are not historical facts, including statements made in the sections entitled Item 3—"Key Information," Item 4—"Information on the Company" and Item 5—"Operating and Financial Review and Prospects," are statements of future expectations and other forward-looking statements under Section 21E of the Securities Exchange Act that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in the statements. Actual results, performance or events may differ materially from those in the statements due to, without limitation, (i) general economic conditions, (ii) performance of financial markets, (iii) interest rate levels, (iv) currency exchange rates, including the euro-U.S. dollar exchange rate, (v) changes in laws and regulations, (vi) changes in the policies of central banks and/or foreign governments and (vii) competitive factors, in each case on a global, regional and/or national basis.

Exchange Rates

        The following table shows, for the years indicated, certain information regarding the Noon Buying Rate in the City of New York for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York expressed in euros per U.S. dollar. For 1997 and 1998, the USD/EUR rate was derived by dividing the USD/NLG rate in those years by the Dutch guilder to euro fixed conversion rate of 2.20371.

Year	Period End(1)	Average Rate(1)(2)	High	Low
1997	0.92	0.89	0.96	0.79
1998	0.85	0.90	0.95	0.82
1999	0.99	0.93	0.99	0.86
2000	1.06	1.09	1.20	0.97
2001	1.12	1.12	1.19	1.05

(1)
In some cases, the Noon Buying Rate differed from the rates used in the preparation of our Consolidated Financial Statements. See "Currency Translation" under "Accounting Policies" in the Consolidated Financial Statements.

(2)
The average rate for each period is the average of the Noon Buying Rates on the last day of each month during the period.

        A significant portion of our assets and liabilities are denominated in currencies other than the euro. Accordingly, fluctuations in the value of the euro relative to other currencies can have an effect on our financial performance. See Item 5-"Operating and Financial Review and Prospects." In addition, changes in the exchange rate between the euro and the U.S. dollar are reflected in the U.S. dollar equivalent to the price of the Ordinary Shares on the Euronext Amsterdam and, as a result, affect the market price of Holding's American Depositary Shares, or ADSs, in the United States. Cash dividends are paid by Holding in respect of Ordinary Shares in euros, and exchange rate fluctuations will affect the U.S. dollar amounts of the cash dividends received by holders of ADSs on conversion by Morgan Guaranty Trust Company of New York, the Depositary for the ADSs.

iii

Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not Applicable.

Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

Item 3.    KEY INFORMATION

Selected Financial Data

        The selected financial data set forth below have been derived from our audited consolidated financial statements. Our consolidated financial statements for each of the five years ended December 31, 2001 have been audited by Ernst & Young Accountants, independent auditors. The selected financial data should be read in conjunction with and are qualified by reference to the Consolidated Financial Statements and notes thereto for 2001, 2000 and 1999 included elsewhere in this Report.

        Our financial statements have been prepared in accordance with Dutch GAAP, which varies in certain significant respects from U.S. GAAP. For a discussion of the differences and a reconciliation of certain Dutch GAAP amounts to U.S. GAAP, see note 45 to the Consolidated Financial Statements. For selected financial data in accordance with U.S. GAAP, see page 5.

Selected Consolidated Income Statement Data

	2001	2001	2000	1999	1998	1997
	(In Millions of USD)(1)	(In Millions of EUR Except Per Share Data)
Net interest revenue	8,991	10,090	9,404	8,687	7,198	6,294
Net commissions	4,646	5,214	5,880	4,455	3,388	2,846
Results from financial transactions	1,356	1,522	1,569	1,374	1,153	1,105
Other revenue	1,357	1,523	1,165	1,011	799	540

Total revenue	16,783	18,834	18,469	15,527	12,538	10,785
Operating expenses	12,271	13,771	13,202	10,609	8,704	7,450
Provision for loan losses	1,271	1,426	617	653	941	547
(Release from)/Addition to Fund for general banking risks			(32)	(20)	(101)	179
Operating profit before taxes	3,220	3,613	4,725	4,250	2,897	2,626
Net profit	2,879	3,230	2,498	2,570	1,828	1,748
Net profit attributable to Ordinary Shares	2,837	3,184	2,419	2,490	1,747	1,666
Dividends on Ordinary Shares	1,225	1,374	1,345	1,170	825	762
Per Share Financial Data
Average number of Ordinary Shares outstanding (in millions)		1,515.2	1,482.6	1,451.6	1,422.1	1,388.7
Net profit per Ordinary Share (in EUR)(2)		2.10	1.63	1.72	1.23	1.20
Fully diluted net profit per Ordinary Share (in EUR)(2)		2.09	1.62	1.71	1.22	1.19
Dividend per Ordinary Share (in EUR)(2)		0.90	0.90	0.80	0.58	0.54
Net profit per ADS (in USD)(2)(3)		1.87	1.50	1.82	1.37	1.35
Dividend per ADS (in USD)(2)(4)		0.80	0.78	0.79	0.67	0.58

(1)
Euro amounts have been translated into U.S. dollars at the rate equal to the average of the month-end rates for 2001.

(2)
Adjusted for increases in share capital, as applicable.

(3)
This item has been translated into U.S. dollars at the rate equal to the average of the month-end rates for the applicable year.

(4)
This item has been translated into U.S. dollars at the applicable rate on the date of payment, other than for the 2001 final dividend, which has been translated into U.S. dollars at the March 31, 2002 exchange rate of 1 USD=EUR 1.14811.

Selected Consolidated Balance Sheet Data

	2001	2001	2000	1999	1998	1997
	(In Millions of USD)(1)	(In Millions of EUR Except Per Share Data)
Assets
Banks	43,774	49,619	48,581	47,201	60,894	63,613
Loans	304,650	345,330	319,266	259,723	220,512	201,106
Interest-bearing securities	108,833	123,365	108,053	92,583	106,067	75,007
Total assets	526,994	597,363	543,169	457,884	432,083	379,560
Liabilities
Banks	95,139	107,843	101,510	80,990	104,898	94,598
Total customer accounts	275,568	312,364	279,549	229,992	205,554	180,012
Debt securities	63,955	72,495	60,283	54,228	37,947	41,110
Capitalization
Fund for general banking risks	1,218	1,381	1,319	1,232	1,140	1,127
Shareholders' equity	10,399	11,787	12,523	11,987	10,723	11,728
Minority interests	4,019	4,556	5,287	4,945	3,530	2,054
Subordinated debt	14,365	16,283	13,405	10,717	8,980	9,121

Group capital	30,001	34,007	32,534	28,881	24,373	24,030
Per Share Financial Data
Ordinary Shares outstanding (in millions)		1,535.5	1,500.4	1,465.5	1,438.1	1,405.6
Shareholders' equity per Ordinary Share (in EUR)		7.13	7.78	7.59	6.85	7.71
Shareholders' equity per ADS (in USD)(2)		6.29	7.23	7.63	8.01	8.42

(1)
Euro amounts have been translated into U.S. dollars at an exchange rate of 1 USD = EUR 1.13353, the exchange rate on December 31, 2001.

(2)
This item has been translated into U.S. dollars at the applicable year-end rate.

Selected Ratios

	2001	2000	1999	1998	1997
	(In Percentages)
Profitability Ratios
Net interest margin(1)	1.8	1.7	2.1	1.7	1.9
Non-interest revenue to total revenue	46.4	49.1	44.1	42.6	41.6
Efficiency ratio(2)	73.1	71.5	68.3	69.4	69.1
Return on average total assets(3)	0.36	0.42	0.56	0.41	0.49
Return on average Ordinary Shareholders' equity(4)	20.5	26.5	23.7	16.9	15.7
Capital Ratios
Average shareholders' equity on average total assets	1.75	2.08	2.43	2.71	3.21
Dividend payout ratio(5)	42.9	55.2	46.5	46.9	45.5
Tier 1 capital ratio(6)	7.03	7.20	7.20	6.94	6.96
Total capital ratio(6)	10.91	10.39	10.86	10.48	10.65
Credit Quality Ratios
Specific provision for loan losses (net) to private sector loans (gross)(7)(8)(9)	0.51	0.33	0.32	0.35	0.36
Nonperforming loans to private sector loans (gross)(8)(10)	2.21	2.05	2.26	2.39	1.59
Specific allowance for loan losses to private sector loans (gross)(8)(11)	1.70	1.68	2.11	2.25	1.74
Specific allowance for loan losses to nonperforming loans (gross)(11)	76.8	81.9	93.0	93.9	109.4
Write-offs to private sector loans (gross)(8)	0.44	0.63	0.36	0.29	0.28

(1)
Net interest revenue as a percentage of average interest-earning assets.

(2)
Operating expenses as a percentage of net interest revenue and total non-interest revenue.

(3)
Net profit as a percentage of average total assets. Excludes extraordinary items in 2001 and 2000.

(4)
Net profit attributable to Ordinary Shares as a percentage of average ordinary shareholders' equity. Excludes extraordinary items in 2001 and 2000.

(5)
Dividend per Ordinary Share as a percentage of net profit per Ordinary Share. Includes extraordinary items in 2001 and 2000.

(6)
Tier 1 capital and total capital as a percentage of risk-weighted assets under BIS guidelines. See Item 5—"Operating and Financial Review and Prospects."

(7)
Excludes specific provision for sovereign risk.

(8)
Excludes professional securities transactions.

(9)
Excludes additions to and releases from the fund for general banking risks.

(10)
Nonperforming loans are non-accrual loans and nonperforming loans for which interest has been suspended. See Item 5—"Operating and Financial Review and Prospects."

(11)
Excludes the amount of the fund for general banking risks.

Approximate Amounts in Accordance with U.S. GAAP

	2001	2001	2000
	(In Millions of USD Except Share Data)(1)	(In Millions of EUR Except Share Data)
Net interest revenue	7,564	8,488	8,568
Other revenue	8,717	9,782	9,460
Total revenue	16,281	18,270	18,028
Pre-tax profit	1,851	2,077	4,245
Net profit	1,199	1,346	2,570
Shareholders' equity	18,399	20,856	20,222
Minority interests	4,019	4,556	5,287
Total assets	542,426	614,856	556,135
Basic earnings per Ordinary Share	0.77	0.86	1.68
Diluted earnings per Ordinary Share	0.76	0.85	1.67
Basic earnings per ADS (in USD)(2)		0.77	1.55
Shareholders' equity per Ordinary Share	11.50	13.04	12.92
Shareholders' equity per ADS (in USD)(3)		11.50	12.01

(1)
Euro amounts have been translated into U.S. dollars for income statement items at an exchange rate of $1.00 = EUR 1.12219, the rate equal to the average of the month-end rates for 2001 and for balance sheet items at an exchange rate of $1.00 = EUR 1.13353, the exchange rate on December 31, 2001.

(2)
This item has been translated into U.S. dollars at the rate equal to the average of the month-end rates for the applicable year.

(3)
This item has been translated into U.S. dollars at the applicable year-end rate.

Selected Ratios in Accordance with U.S. GAAP

	2001	2000
	(In Percentages)
Profitability Ratios
Net interest margin	1.7	1.7
Non-interest revenue to total revenue	53.5	52.5
Efficiency ratio (excluding goodwill amortization)	76.6	71.8
Return on average total assets	0.20	0.42
Return on average ordinary shareholders' equity	6.6	13.6
Credit Quality Ratios
Provision for loan losses (net) to private sector loans (gross)(1)	0.51	0.31
Nonperforming loans to private sector loans (gross)	2.21	2.05
Allowances for loan losses to private sector loans (gross)(2)	2.50	2.54
Allowances for loan losses to nonperforming loans(2)	113.1	121.5
Write-offs to private sector loans (gross)	0.44	0.63

(1)
Includes additions to/releases from the fund for general banking risks. See note 45 to the Consolidated Financial Statements.

(2)
Includes the amount of the fund for general banking risks. See note 45 to the Consolidated Financial Statements.

B. Capitalization and Indebtedness

        Not Applicable.

C. Reason for the Offer and Use of Proceeds

        Not Applicable.

D. Risk Factors

        See Item 5—"Operating and Financial Review and Prospects" and Item 11—"Qualitative and Quantitative Disclosures About Market Risk."

Item 4.    INFORMATION ON THE COMPANY

A. History and Development of the Company

        See Item 4.B.—"Business Overview."

B. Business Overview

  Overview

        We are a prominent international banking group offering a wide range of banking products and financial services on a global basis through our network of more than 3,400 offices and branches in 67 countries and territories. We are one of the largest banking groups in the world, with total consolidated assets of EUR 597.4 billion at December 31, 2001.

        We have three global Strategic Business Units, or SBUs: Consumer & Commercial Clients, Wholesale Clients and Private Clients & Asset Management. The Strategic Business Units have operations in 67 countries and territories and have the largest presence in our three "home markets." We are the largest banking group in The Netherlands, we have a substantial presence in the Midwestern United States, as one of the largest foreign banking groups based on total assets held in the country, and we have a significant presence in Brazil.

        The Bank is the result of a merger, effective September 22, 1991, between Algemene Bank Nederland N.V. and Amsterdam-Rotterdam Bank N.V. Prior to the merger, these banks were, respectively, the largest and second-largest banks in The Netherlands. The Bank traces its origin to the formation of the "Nederlandsche Handel-Maatschappij, N.V." in 1825 pursuant to a Dutch Royal Decree of 1824. Our address in The Netherlands is Gustav Mahlerlaan 10, 1182 PP Amsterdam. Our mailing address in The Netherlands is Post Office Box 283, 1000 EA Amsterdam. Our telephone number is (31-20) 628 3842.

  Strategy

        Our principal corporate measure of success is the total return to our shareholders relative to our peer group. Total return to shareholders has two components: share price appreciation and increased dividend yield.

        Our strategy focuses on asset gathering, with creating maximum economic value for our shareholders as the guiding principle. Under our strategy, we seek to allocate capital and human resources to the businesses that we believe will provide the highest returns. In furtherance of our strategy, during January 2001, we reorganized our operating divisions along client lines into three new SBUs. The Consumer & Commercial Clients SBU focuses on individuals and small to medium-sized enterprises requiring day to day banking in our home markets of The Netherlands, the Midwestern United States and Brazil, but also services clients in other markets. The Wholesale Clients SBU focuses on major international corporations and institutions. The Private Clients & Asset Management SBU serves high net-worth individuals and institutional investors. Each SBU operates globally, rather than in a specific geographic area, and is largely autonomous. In addition, a Corporate Center has been created to provide key governance and policy support.

        We believe that our organizational structure will better focus our activities on asset gathering, continue to improve our service to clients, increase transparency and accountability for value creation, allow managers to concentrate on activities that they know best and provide a more challenging and rewarding work environment for our employees. Moreover, over the next several years, we believe that we will be able to achieve substantial annual cost reductions due to the rationalization of information technology and operations, as well as improve our efficiency ratio.

        In addition to the Strategic Business Units, the Bank owns ABN AMRO Lease Holding N.V., which is an independently managed subsidiary.

Selected Recent Acquisitions and Dispositions

        During 2001, we engaged in a number of acquisitions and dispositions in furtherance of our strategy. In July 2001, we merged our Hungarian bank, ABN AMRO Magyar, with Belgian KBC Bank and Insurance Group's Hungarian bank, Kereskedelmi és Hitelbank. The merger established a leading universal financial services provider under the name Kereskedelmi és Hitelbank, and the new entity ranks second in the Hungarian market in terms of total assets and market share. In July 2001, we also acquired Marignan Investissements S.A., the fifth largest property developer in the French housing sector based on volume, for a purchase price of EUR 75 million. In November 2001, we acquired 99.7% of Banco do Estado de Paraiba S.A. for EUR 35 million in order to consolidate our presence in the Northeast region of Brazil. We also acquired, in December 2001, 49% of Banque Générale du Commerce for EUR 59 million.

        In the United States, during February 2001, we acquired Alleghany Asset Management, the fund management subsidiary of U.S.-based Alleghany Corporation, for $825 million. In addition, during April 2001, we acquired the Michigan National Corporation from National Australia Bank Limited for $2.75 billion. We merged Michigan National Corporation with Standard Federal Bancorporation (our Detroit area banking subsidiary) to create the second largest bank in terms of client accounts in Michigan. We also acquired, in April 2001, the prime brokerage, corporate finance, domestic equities, and futures and options businesses of ING Barings in North America for $275 million. This acquisition enables the Wholesale Clients SBU to strengthen the service it offers its chosen clients worldwide. In June 2001, we also acquired Mellon Business Credit, the asset-based lending business of Mellon Financial Corp., for $27 million.

        During 2001, we disposed of a number of non-core assets or entered into agreements to do so. In July 2001, we completed the sale of European American Bank to Citibank for $1.6 billion. Citibank also assumed $350 million of preferred share obligations. In addition, as part of our objective to allocate our resources to those markets generating the greatest benefits for our global network, we have announced that we will exit eleven countries and discontinue parts of our operations, mainly retail businesses, in a large number of other countries. So far, we agreed to sell our consumer banking business in Argentina, Chile and Venezuela to Banco Galicia, BancBoston and Banco del Caribe, respectively. We also have exited and sold our businesses in Aruba, Bahrain, Bolivia, Ecuador, Kenya (with the exception of a representative office), Morocco, Panama, Sri Lanka and Suriname. We also sold our brokerage businesses in Greece and, in The Netherlands Antilles, the onshore business has been sold, but offshore banking and trust activities will be continued. In March 2002, we sold our consumer mortgage business in Malaysia and entered into an agreement to sell our consumer banking business in the Philippines.

Strategic Business Units

        The following table indicates for 2001 the contribution made to total revenue, operating profit before taxes and risk-weighted total assets by each Strategic Business Unit, the Corporate Center and ABN AMRO Lease Holding, as well as the number of offices and branches for each unit.

	Total Revenue	Operating Profit Before Taxes	Risk-Weighted Total Assets	Offices and Branches
	(In Millions of EUR Except Offices and Branches)
Consumer & Commercial Clients	10,203	2,347	158,141	3,161
Wholesale Clients	6,193	328	95,171	173
Private Clients & Asset Management	1,419	270	6,529	41
Corporate Center	249	441	3,530
ABN AMRO Lease Holding	770	227	10,016	103
Total	18,834	3,613	273,387	3,478

Consumer & Commercial Clients Strategic Business Unit

        The Consumer & Commercial Clients SBU focuses on consumer and small to medium enterprise clients in our home markets of The Netherlands, the Midwestern United States and Brazil and has approximately 15 million customers. The Consumer & Commercial Clients SBU intends to consider a range of options to continue profitable growth in its home markets. For example, we intend to further develop certain retail markets around the world that offer excellent growth opportunities and to examine options to create a fourth home market in Europe or Asia, where our existing capabilities can be leveraged to produce greater value. Moreover, we have withdrawn from areas where a strong and sustainable market position is not feasible. The Consumer & Commercial Clients SBU intends to realize cost, revenue and operating synergies by applying best practices across its home markets in areas such as customer segmentation and service models, multi-channel distribution, product innovation and credit management.

Netherlands

        The Bank services the entire Dutch retail and corporate banking market, with products and services targeted to the financial needs of specific types of customers. In The Netherlands, the Bank operates 701 branches, as well as complementary distribution channels such as electronic and telephone banking, and provides a wide range of retail and corporate banking products and services, including deposit accounts, commercial and personal loans, mortgage lending, consumer finance, structured finance, securities brokerage services and insurance. Retail and corporate customers held approximately 3.5 million and 0.3 million current accounts, respectively, as of December 31, 2001.

        At December 31, 2001, there were total consumer loans of EUR 54 billion and total client accounts of EUR 42 billion in The Netherlands, resulting in a 19% share of total lending and a 19% share of total client accounts, making us one of the leading financial institutions in The Netherlands. There were total commercial loans of EUR 34 billion at December 31, 2001, which was equal to a 16% market share. Lending activity is comprised of commercial lending to small and medium-sized corporations and home mortgage and other retail lending.

        We believe that a market-oriented, commercial organization centered on the customer's interests is the key to successfully responding to market developments. The responsibility for customer satisfaction, which we frequently measure, market share, profitability and the quality of local operations rests with our local branches, many of which act as local businesses that operate with substantial autonomy and are capable of providing on a real-time basis products and services responsive to client needs. In order to further enhance the quality of our customer service, we also have in place uniform guidelines for all staff in The Netherlands that work directly with customers. Over the last several years, we have introduced additional distribution channels to meet the needs of our customers, particularly younger customers. For example, we have broadened our distribution channels through electronic and Internet banking, cash dispensers, direct mail and "ABN AMRO 24 X 7," an around-the-clock telephone banking and securities trading service. In addition, a real-time client information service is being developed so that we can respond to clients' needs with maximum flexibility and efficiency.

        Part of our growth strategy in The Netherlands also is to position the Bank as a provider of integrated banking and insurance products. The Bank currently acts as an insurer and authorized underwriting agent directly or through subsidiaries and also provides insurance brokerage activities.

North America

        We are one of the largest foreign banking groups in the United States, based on total assets held in the United States of EUR 110.6 billion, or $97.3 billion, at December 31, 2001. To support this level of activity, we have 426 offices and branches and 18,217 full-time equivalent employees in the United States.

        Our United States activities are focused on a number of strategic franchises that take account of our local, national and global geographic presence. Each franchise targets a market where we believe that we can achieve critical mass and operate profitably while taking advantage of synergies from combining operations. Taken together, these franchises make up a diversified mix of businesses that are intended to reinforce our business strategy in the United States.

        Our principal United States banking operations are in the Midwestern United States, where we have had a substantial presence since 1979. Through our United States subsidiaries, we are the second largest bank in the Midwestern United States, servicing more than four million clients. The LaSalle Banking Group in Chicago is one of our largest United States subsidiaries, with $57.1 billion in assets and 120 branches. The LaSalle Banking Group provides retail, private banking and home mortgage banking services in the local communities and offers small and middle market business loans primarily in the Midwest.

        In April 2001, we acquired Michigan National Corporation from National Australia Bank Ltd. Michigan National Bank was one of the largest banks in Michigan. The acquisition of Michigan National provides us with greater commercial banking market penetration and a complementary branch network that will strengthen our presence in Michigan. We merged Michigan National with Standard Federal Bancorporation (our Detroit area subsidiary based in Troy, Michigan) to form Michigan's second largest bank and, through the combined entity, we offer a comprehensive range of financial products and services to more households, corporations and small businesses in Michigan, and expect to realize cost synergies from the acquisition. Standard Federal was also one of the Midwest's largest banks, with more than $38.6 billion in assets and 280 branches.

        In the metropolitan New York City area, we sold European American Bank to Citibank N.A. in July 2001. The sale of European American Bank underlines the strategy of the Consumer & Commercial Clients SBU to focus on strengthening its already leading position in the Midwestern United States.

        In the United States, we also provide financial services such as asset-based lending, structured finance, leasing and mortgage lending to mid-sized businesses. We also offer wholesale mortgage origination and residential mortgage services. The mortgage origination and servicing entities of the LaSalle Group and Standard Federal have been integrated and are the sixth largest mortgage originators and the eighth largest mortgage servicer in the United States. In 2001, our United States mortgage franchise originated EUR 89 billion in single family residential mortgages, which represented a 248% increase over mortgage origination in 2000. Our mortgage business grew in 2001 due primarily to lower long-term interest rates, which were influenced by many factors including the multitude of rate cuts by the Federal Reserve.

Brazil

        At December 31, 2001, we had 1,624 offices and branches in Brazil. Our activities in Paraguay and Uruguay are included as part of Brazil due to geographic proximity. We have 13 and 23 branches, respectively, in these countries.

        The ABN AMRO Real Bank has been operating in Brazil since 1917. The ABN AMRO Real Bank is the seventh largest bank in Brazil based on total assets held at December 31, 2001. We service approximately five million clients through a network of 814 branches, 810 minibranches and 898 stand-alone ATMs. In order to consolidate our presence in the Northeast region of Brazil, we acquired Banco do Estado de Paraiba S.A. in November 2001 for EUR 35 million.

        We believe that our competitive position in Brazil offers excellent potential for future growth in consumer banking, commercial banking and wholesale clients, as well as further strengthening our market leadership in consumer finance. In addition, we believe that our leading position in auto financing will be further enhanced through the new distribution channel afforded through our WebMotors website. We have invested resources to expand our cash and carry services and our network systems are on-line and real-time so that our clients are able to make remote and automatic transactions.

Rest of the World

        The activities of the Consumer & Commercial Clients SBU in other areas of the world are broken down into the following categories: the New Growth Markets business unit; ABN AMRO Bouwfonds; and an aggregation of activities in other countries known as the Rest of Consumer & Commercial Clients.

        New Growth Markets includes retail and consumer banking activities in those locations with attractive growth potential, including Belgium, France, Greece, Hong Kong and China, India, Lebanon and Taiwan. New Growth Markets also includes our global diamonds business and our participation in the Hungarian bank Kereskedelmi és Hitelbank.

        ABN AMRO Bouwfonds is The Netherlands' largest real estate project developer based on volume and is also a major mortgage lender in The Netherlands. ABN AMRO Bouwfonds' strategy is to continue to be the leader in the Dutch residential home development market and to expand in other European markets in both residential and commercial property development. Bouwfonds also aims to maintain its current position as a specialized provider of residential mortgages in the Dutch market and to expand its property finance activities at home and abroad. In addition, Bouwfonds intends to develop a new line of business in property related asset management aimed at private and institutional investors, as well as new lines of businesses and lending products relating to real estate development. In 2001, Bouwfonds reported a 32.8% improvement in net profit. The acquisition in July 2001 of Marignan Investissements S.A., the fifth largest property developer in the French housing sector based on volume, provides Bouwfonds with a major step towards internationalizing its operations. We currently own 49.9% of Bouwfonds' shares and receive approximately 100% of Bouwfonds' revenues. Pursuant to our agreement to acquire Bouwfonds, we will have an option to acquire 100% of Bouwfonds' shares by 2004.

        The Rest of Consumer & Commercial Clients includes our 79% interest in the Thailand based Bank of Asia, our strategic participation in Italy's Banca di Roma and Banca Antoniana Popolare Veneta, and our 40% interest in the Saudi Holland Bank in Saudi Arabia. We have also identified Italy as an attractive growth market and intend to expand in Italy through our interests in Banca di Roma and Banca Antoniana Popolare Veneta.

Wholesale Clients Strategic Business Unit

        The Wholesale Clients SBU, WCS, is comprised of our former Investment Banking Division plus the global corporate banking network that was formerly part of the International Division.

        WCS provides corporate and investment services for corporate, financial institution and public sector clients globally, with a focus on clients engaging in cross-border activities. It is one of the largest European-based wholesale banking businesses, with approximately 10,000 clients, 21,000 staff and operations in over 45 countries. The four key industry clusters covered by WCS are: (1) automotive, consumer and diversified industries; (2) integrated energy, chemicals and healthcare; (3) telecom, media and technology; and (4) financial institutions and public sector.

        WCS is continuing to critically examine all its businesses, with the aim of sharpening its focus on sectors and clients which offer the best profit potential, further improving efficiency and minimizing duplication between client and product business units. In April 2001, we acquired the prime brokerage and United States domestic investment banking businesses of ING Barings. In March 2002, we announced the closure of our United States domestic cash equities and merger and acquisitions businesses in order to focus our resources on further strengthening our European and Asian equities and corporate finance activities. We also recently closed our domestic Japanese equities business. We have also focused our efforts on consolidating our technology and operations functions and implementing cost control processes across the SBU. In addition, we intend to take further steps to restructure the global corporate finance business.

        Our principal investment banking products and services are: (1) global financial markets; (2) private equity financing to private sector companies; (3) corporate finance; (4) equity capital markets through the ABN AMRO Rothschild joint venture; (5) equities sales activities in Europe, the United States and Asia; (6) loan products such as project finance and asset-based lending; and (7) global transaction services. We also engage in trading on behalf of clients and for our own account. We intend to grow our business in these areas by further building industry expertise in attractive sectors, providing bundled advisory, financing and transactional services, upgrading client coverage skills and focus and investing to further enhance product capabilities in key areas such as equity capital markets, equity sales/research/trading and corporate banking.

        Global financial markets activity is conducted principally from the Amsterdam, London, Chicago, New York, Hong Kong and Singapore offices. We actively trade government and corporate debt instruments, equity securities and currencies. We are one of the largest European securities firms in terms of geographic spread, new issues activities, trading and placement volume and research. In the United States, ABN AMRO Securities (USA) underwrites and trades corporate debt and equity securities. ABN AMRO Incorporated provides futures, securities and options clearing and trading capability, in addition to providing investment banking services. We also own ABN AMRO Clearing and Execution Services, which offers a large variety of clearing and execution services. Our North American telecom team played a major role in Worldcom's $10.1 billion placement of notes, one of the largest ever bond deals by a United States issuer. We also acted as underwriters for the EUR 5 billion share issuance for KPN, the Dutch telecommunications company. In October 2001, we hedged the frost exposure of a Dutch construction company. It was our first weather derivative transaction and, with a nominal size of EUR 126 million, it was the largest deal of its kind.

        Global transaction services provide cash management, trade services, custody and clearing solutions to corporate clients, financial institutions and the public sector. We assisted Oracle, the world's second largest software company, in the creation of a program to automatically match all invoices and receipts coming into its local bank accounts in 35 countries. We are Oracle's single cash management provider for the Europe, Middle East and Africa region. We have also been awarded the sole global clearing mandate by Thomas Cook, one of the world's leading international travel and financial services group.

        WCS intends to focus on our strong European client base. In addition, there will be greater emphasis on our profitable financial institutions and large cap corporate clients, with whom we will continue to expand our multi-product relationships, particularly focusing on their cross-border needs. This will support our objective of reducing our risk-weighted assets by 20% by 2004.

Private Clients & Asset Management Strategic Business Unit

        Private Clients & Asset Management provides private banking services to wealthy clients and asset management services. Our strategy is to take advantage of the expected increase in demand for individual wealth creation services, notably in Europe. The Private Clients & Asset Management SBU will support the Consumer & Commercial Clients SBU in implementing our asset gathering strategy.

Private Clients

        The Private Clients business unit offers our wealthy clients a complete package of private banking products and services specifically tailored to their individual needs. Although the primary focus is on individuals and families with investible assets of at least EUR 1 million, other groups may be attractive for their potential asset accumulation. In our selected markets, we hope to obtain a leading private banking position. With assets under administration totalling EUR 105 billion at December 31, 2001, our private banking business is among the top 10 in the world.

        We have strengthened cooperation between the Private Clients business unit and the Consumer & Commercial Clients SBU in order to respond more effectively to our clients' need for advice and to make more efficient use of our retail banking network when arranging our private clients day-to-day banking business.

        Value creation for our clients is the guiding principal in our product and services offering. As a result, we introduced an "open architecture" to international private banking operations in 2001, under which the asset management products we offer to wealthy clients are no longer limited solely to ABN AMRO products.

Asset Management

        The Asset Management business unit offers mutual funds, segregated accounts and trust services to individual and institutional investors, private banking clients and financial institutions. We offer our asset management products through various distribution channels and through third parties, such as asset consultants and investment professionals. The Asset Management business unit has a strong position in Europe, the United States and Latin America and is growing in Asia. We are seeking to achieve a leading international position as an active asset manager. At December 31, 2001, we had EUR 172 billion of assets under management, EUR 105 billion of assets under administration and more than 420 portfolio management professionals. We believe that the European market offers particularly attractive opportunities to increase assets under management as a consequence of the ongoing privatization of social security and pension funds.

        In 2001, we acquired Alleghany Asset Management, the fund management subsidiary of U.S.-based Alleghany Corporation, for USD 825 million. Alleghany Asset Management manages assets with a total value of USD 43 billion and approximately 80% of the funds under management are institutional assets, sourced primarily through pension consultants. This acquisition increased our global assets under management by 34% to EUR 172 billion and gives us access to over 550 institutional clients in North America.

        The Asset Management business unit intends to focus on product development in order to broaden our range of equity and fixed-income products to include, for example, funds of funds and funds of hedge funds. We also intend to broaden the range of third-party products available and further expand services to institutional investors.

        Asset management activities primarily are conducted from three regional centers in Amsterdam/London, Chicago/Atlanta and Hong Kong, which perform not only portfolio management, both through investment funds and discretionary management, but also account management, marketing, institutional sales, product development and research.

Corporate Center

        The Corporate Center delivers and provides support services across the ABN AMRO group. The Corporate Center has three basic functions: governance, which includes facilitating the implementation of Managing Board policy throughout the Bank; standard and policy setting over communications, risk, finance, human resources and operations, which includes defining the parameters within which the Strategic Business Units work; and, to a limited extent, providing shared services, such as legal advice, to the SBUs on a contractual basis. The costs of non-shared services provided by the Corporate Center are allocated to the SBU's based upon our internal management evaluations.

        The Corporate Center group functions include: (1) Corporate Communications, which is responsible for external and internal communications that enhance the Bank's reputation as well as investor relations; (2) Group Audit, which conducts independent audits to assess risks and advise on mitigating risks; (3) Group Finance, which manages the Bank's overall financial position, including management of the Bank's capital position and asset and liability management, and reports to regulators and shareholders; (4) Group Risk Management, which leads the Group Risk Committee and sets Group policy on risk management; (5) Group Human Resources; (6) Group Operations Policy, which is responsible for standard and policy setting; and (7) The Economics Department, which is responsible for research and forecasting.

ABN AMRO Lease Holding

        ABN AMRO Lease Holding is a fleet leasing holding company operating through numerous subsidiaries in 26 countries in Europe, North and South America and Asia, as well as in Australia, New Zealand and South Africa. In fleet leasing, ABN AMRO Lease Holding provides a comprehensive range of services for corporate users of vehicles, including financing, purchasing, maintenance, repairs, insurance and insurance claim processing. ABN AMRO Lease Holding also offers other services such as fuel cost management. ABN AMRO Lease Holding currently has approximately 1,107,000 cars under management, and is the largest car leasing operation in Europe not affiliated with a major automobile manufacturer. Lease Plan, an ABN AMRO Lease Holding subsidiary, specializes in offering open calculation contracts which afford large corporate customers the opportunity to share in the residual value of leased vehicles.

        The Dial Group, which we acquired in 2000, has been integrated into the Lease Plan organization in Spain, Italy, Britain and France. We have decided to fully integrate the activities of Lease Plan Nederland, Auto Lease Holland and Leaseconcept over a period of two years. The new combination will trade under the brand name of Lease Plan. Through this merger of activities, we expect to improve efficiency.

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

Employees

        At December 31, 2001, we had 109,930 full-time employees, a decrease of 1,864 from December 31, 2000. Approximately 9,800 of these employees hold managerial and executive positions. A breakdown of employees by business unit and for ABN AMRO Lease Holding at December 31, 2001 is set forth in Item 5—"Operating and Financial Review and Prospects."

        All of our employees in The Netherlands, other than senior management, are covered by one collective labor agreement which is periodically renegotiated. The current collective labor agreement expires on June 1, 2002.

        Under Dutch law, the Central Staff Council of our company in The Netherlands, whose members are elected by the employees, has certain defined powers, including the right to make non-binding recommendations for appointments to Holding's Supervisory Board and the right to enter objections against proposals for appointments to the Supervisory Board.

        We have not experienced any significant strike, work stoppage or labor dispute in recent years. Our management considers our relations with our employees to be good.

Risk Management Framework

        Comprehensive risk management is a core competency for the Bank—be it credit, country, market, liquidity or operational risk. The Bank's risk management systems are designed to identify and analyze risks at an early stage, to set and monitor prudent limits, and to continually learn and evolve to face a volatile and rapidly changing environment.

        The Supervisory Board and members of the Managing Board oversee and review strategic risk management. Group Risk Management within the Corporate Center is responsible for the overall risk strategy and policy across the Bank and is headed by the Chief Financial Officer, who is a member of the Managing Board. The Group Risk Committee, whose members come from Group Risk Management and the relevant business units, makes decisions by consensus based upon the policy and independent credit analysis prepared by Group Risk Management and the relevant business units. Implementation of Group Risk Committee decisions is done by the relevant business units with oversight by Group Risk Management.

        Group Risk Management's main responsibilities include: setting risk appetite that is consistent with the Bank's overall business aims and desired risk profile; approving risk policies, procedures and methodologies for measuring and monitoring risk; setting standards to manage the portfolio of risks throughout the Bank; approving credit and market risks attached to new products; delegating credit authority to the SBUs; and approving transactions that exceed the authority delegated to these units.

        Each SBU has a department fulfilling an independent risk function with delegated credit authority from Group Risk Management. Each SBU's main credit responsibilities include: approving credit and market risk transactions under its delegated limits; monitoring the Bank's exposure to specific sectors; ensuring compliance with the Bank's business principles and credit policies; and reviewing credits at a minimum of once per year for investment grade risk and more frequently for non-investment grade risk.

        For the Wholesale Clients SBU, the risk function is organized globally. Country risk officers support Amsterdam-based committees which are organized along industry lines that mirror the industry categories used by the Wholesale Clients business units. The country risk officers advise on credits above the delegated approval of local managers and handle local credit, market and regulatory issues. The country risk officers report in Amsterdam to Wholesale Risk Management, the department that fulfills the independent risk function of the Wholesale Clients SBU. Market risk is a separate function within Wholesale Risk Management and is organized along product lines. The Group Risk Committee is responsible for market risks and new product approvals beyond the delegated authority.

        Within the Consumer & Commercial Clients SBU, risk is handled geographically through committees chaired by the chief risk officer in ABN AMRO's home markets of the Midwestern United States, The Netherlands and Brazil, with oversight from Group Risk Management. The Consumer & Commercial Clients Risk Committee is responsible for all credit, market and regulatory matters in its home markets.

        The Private Clients & Asset Management SBU has a risk committee for its private clients business and has delegated authority to key regions, such as Switzerland and Luxembourg. In other countries where it operates, for efficiency purposes, it relies on the risk control systems established by the Wholesale Clients SBU or the Consumer & Commercial Clients SBU. The executive committee of the Asset Management Business Unit has primary responsibility for market risk guidelines and any credit risk is managed in the Group Risk Committee.

Credit Risk

        The main principles guiding the risk management process are:

  •
  All commercial activities which commit the Bank to deliver risk sensitive products require prior approval by authorized individuals or committees;
  •
  Approval authorities are delegated by the Managing Board to the Corporate Center and further down to the SBUs;
  •
  Decision authority is based on Global One Obligor Exposure (GOOE) and Uniform Credit Rating system (UCR) risk rating of the obligor; such approval authorities also depend upon acceptable risk monitoring, reporting and control being maintained; and
  •
  Business Units are independent and responsible for managing all business activities within the approved limits.

        The Bank has developed the UCR as an important pillar of both our credit decision and portfolio management processes. Through the credit process, UCR ratings are assigned to all counterparties and must be duly approved later by the appropriate authority level. The importance of the UCR is:

  •
  Defining the appropriate credit authority for approvals on a risk-based matrix and setting the frequency of reviews;
  •
  Identifying general trends regarding the quality of the Bank's credit portfolio and establishment of portfolio limits; and
  •
  Making key inputs into RAROC (risk adjusted return on capital) and expected loss calculations under the Wholesale Clients SBU loan pricing tool.

        To enhance its credit portfolio management capabilities, the Bank has internally developed a multi-factor RAROC model. The tailoring of this model is an ongoing process into which more business units will be incorporated gradually. The Corporate Center and Wholesale Risk Management have jointly developed a loan pricing tool aligned with the Bank's internal RAROC model to evaluate all large transactions within the Wholesale Clients SBU. Transactions are evaluated on the basis of return on economic capital and the expected loss. The UCR, tenor, collateral, loan amount and country are essential drivers of the loan pricing tool. The Consumer & Commercial Clients SBU has a customer profitability model in the United States, and a loan pricing tool is being developed for The Netherlands.

Basel Framework

        In January 2001, the Basel Committee on Banking Supervision as well as the European Commission published its second Consultative Document reviewing the Basel Accord of 1988 and proposing capital adequacy regulations. This document is known as the New Capital Accord. Once the New Capital Accord is finalized, implementation of the capital adequacy requirements will require significant effort. Thus, the Bank has established a project organization to prepare for implementation using a combination of internally measured operational risk and credit risk, commonly referred to as the Internal Ratings Basis.

Country Risk

        The Bank manages country risk on a portfolio basis in respect of its exposures, both cross-border and sovereign, to non-OECD countries. The cross-border exposure measurement covers all on- and off-balance sheet assets that would be directly affected by transfer and convertibility restrictions. The Bank has monitored cross-border exposure for many years by using a value-at-risk, or VAR, model to determine the cross-border risk on the total portfolio.

        Over the past year, we further improved our methodology for controlling cross-border risk. We are including all country risk elements in the Bank's RAROC models and loan pricing tool. The internal charging system in place ensures that scarce cross-border resources are committed to the most profitable transactions.

        The economic crises in Turkey and Argentina's default were captured by the VAR model. Directly after the September 11 attacks, the VAR model was used for stress testing the portfolio under different scenarios and to take appropriate action to manage exposure.

	At December 31,
	2001	2000	1999
	(In Billions of EUR)
Total cross-border exposure:
Latin America	8.4	6.8	5.5
Asia/Pacific	6.8	7.4	7.1
Central and Eastern Europe	2.9	3.3	3.3
Middle East and Africa	3.0	3.7	5.0

Total	21.1	21.2	20.9

	At December 31,
	2001	2000	1999
	(In Billions of EUR)
Excluding mitigated exposure(1):
Latin America	4.0	3.4	3.2
Asia/Pacific	5.0	4.1	5.3
Central and Eastern Europe	2.0	2.3	2.1
Middle East and Africa	1.9	1.9	2.1

Total	12.9	11.7	12.7

(1)
Mitigated exposures include transactions covered by credit derivative swaps, political risk insurance, cash deposits or securities placed offshore, specific guarantees or other risk mitigation instruments available in the market.

        In absolute terms, cross-border exposure has remained stable over the past two years, however there was a shift in exposure allocation toward Latin American, mainly Brazil, given its strategic importance to the Bank. Argentina's exposure represents less than 3% of the total cross-border exposure as at December 31, 2001. In addition, 63% of such exposure is either short term, trade related or mitigated.

Operational Risk

        Operational risk is the risk of loss resulting from inadequate or failed internal processes, human behavior and systems or from external events. Operational risk captures events such as information technology systems problems, shortcomings in the organizational structure or internal controls, human resources risks, fraud and external threats.

        Given the importance of these issues, Operational Risk Management was established in 2000 to focus on managing operational risk in an explicit manner, similar to credit and market risk. In addition, the Bank has a Group Operational Risk Policy and a Risk Framework, which outlines tasks and responsibilities at each organizational level. The guiding principle in this respect is that line-management at all levels is responsible for directing and controlling operational risks.

        A number of tools have been developed to assess the operational risks and the effectiveness of mitigating measures. They include:

  •
  Risk Self-Assessment, which is a methodology to identify and assess risks, and improve controls.
  •
  Corporate Loss Database, which is a tool to create awareness of the nature of operational losses and the actions needed to mitigate them.
  •
  A Comprehensive Other Risk Approval Process to assess qualitative and quantitative operational, legal and reputational risks, with sign-off by all relevant parties.

        An internal methodology for allocating capital for operational risks has been implemented in 2001, under the supervision of the Group Operational Risk Management Committee. More advanced approaches along the lines of the regulatory proposals are being studied, including the New Capital Accord.

Market Risk

        Market risk is the risk that interest rates, foreign exchanges or equity prices will move and result in profits or losses on positions kept. Market risk arises from both proprietary trading activities and transactions on behalf of clients. Market risk limits are set for each location and trading portfolio, as well as at several key aggregation levels, and are monitored on a daily basis.

        We use the VAR method as our primary mechanism for the management and day-to-day monitoring of trading-related market risks. The VAR is an estimate, with a confidence level of 99%, of the potential loss that could arise from adverse market movements if trading positions were held unchanged during one trading day. On the basis of historical data, the measurement is calibrated so that a loss exceeding the VAR figure might have occurred, on average, once every 100 days. The VAR limit was not exceeded during 2001.

        The VAR is calculated using the Historical Simulation method, which is based on four years of historical data and has the ability to accommodate all types of instruments and the specific advantage of accommodating instantaneous correlations implicitly. The positions captured by our VAR calculations include both derivative and cash positions that are reported as trading assets and liabilities. The VAR is reported by trading portfolio, by line of business and for the Bank as a whole on a daily basis and submitted to the senior management of the business lines, the SBU risk function, the Group Risk Management and the responsible members of the Managing Board.

VAR for Trading Portfolios	December 31, 2001	Minimum(1)	Maximum(1)	Average 2001
	(In Millions of EUR)
Global Financial Markets	43	21	45	33
Global Equity Directorate	6	3	24	10
Total Trading	43	25	62	41

(1)
The minimum and maximum for each risk category occurred on different days so it is not meaningful to the overall portfolio total. The overall portfolio is adjusted to reflect the negative correlations between certain of the components of market risk. During 2001, the minimum daily value at risk for the overall portfolio was EUR 25 million and the maximum daily value at risk was EUR 62 million.

        Although the VAR is a good estimate under normal market circumstances, it fails to capture "one-off" events. Scenario analysis provides insight into the profit and loss fluctuations in unusual circumstances. A number of scenarios, like "Black Monday", are run daily for each trading portfolio and at several aggregation levels, including at the Bank-wide level.

        Other control measures used in the market risk management process include net open positions, interest rate sensitivity per basis point, spread sensitivities, option parameters, position concentrations and position aging. The use of statistical VAR and the other conventional limits is complemented in certain cases with stress tests that are performed daily to assess the impact of extreme market conditions on trading positions. These non-statistical measures help further reduce trading risks. In addition, trading activities have been concentrated in the Amsterdam, London, Chicago, New York, Tokyo and Hong Kong offices to facilitate centralized risk management control and monitoring.

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

        The sensitivity of net interest revenue to interest rate conditions has been tested assuming an immediate and lasting interest rate movement of 100 basis points. Such a sharp upward movement would depress net interest revenue by 3.7% in the first year while a downward movement would boost net interest revenue by 0.9%.

Currency Risk

        We are an active participant in global foreign exchange markets. The major foreign currencies in which the Bank conducts transactions are U.S. dollars, pounds sterling, Swiss francs and Japanese yen. Of total assets and total liabilities at December 31, 2001, the equivalent of EUR 387 billion and EUR 375 billion, respectively, was denominated in currencies other than euros, corresponding to approximately 65% of total assets and 67% of total liabilities, excluding shareholders' equity.

        Exposure to exchange rate movements in trading portfolios is included in the VAR analysis as well as in other non-statistical limits. Exchange rate risks from lending activities are limited as the Bank's operating units, on an individual basis, are required to hedge the currencies in which their assets and liabilities are denominated. Any short or long positions are monitored to ensure compliance with the limits established by the Group Risk Committee. The currency positions arising out of wholesale foreign exchange dealing are also subject to limits. Capital invested in operations outside The Netherlands is largely funded in euros. Our currency risk policy is designed to protect the Bank's Tier 1 and Tier 2 capital ratios against fluctuations in the rate of the U.S. dollar.

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

Liquidity Risk

        Liquidity risk arises in the general funding of a bank's activities, for example: the inability of a bank to fund its portfolio of assets at appropriate maturities and rates or the inability of a bank to liquidate a position in a timely manner at a reasonable price. Capital is held to absorb unexpected losses, while liquidity is managed to ensure that sufficient funds are available to meet our known and unanticipated cash funding requirements. At all times, on a group-wide basis, we maintain what we believe are adequate levels of liquidity to meet deposit withdrawals, to repay borrowings and to fund new loans, even under stress conditions.

        We manage liquidity on a daily basis throughout the 67 countries in which we operate. Each national market is unique in terms of the scope and depth of its financial markets, competitive environment, products and the characteristics of its customer profile. Therefore, local line management is responsible for managing our local liquidity requirements under the supervision of the Group Asset & Liability Committee.

        Client accounts are the primary source of liquidity for our banking operations. Our core client accounts of our bank affiliates at December 31, 2001 were EUR 257.8 billion (of which EUR 127.1 billion was in The Netherlands, EUR 63.6 billion was in the United States and EUR 5.0 billion was in Brazil), which comprised 94.0% of total loans excluding professional securities transactions at that date.

        We hold a portfolio of marketable securities and other short-term investments including Netherlands government bonds, U.S. Treasury and U.S. government agency paper and other OECD government paper which can be readily converted to cash. These are part of the liquidity risk mitigants that are suitable instruments for the liquidity funding plan. Our loan syndication and securitization programs are an integral part of our liquidity management and global collateral management activities. We also are an active participant in the capital markets, issuing commercial paper and medium-term notes, as well as debentures, subordinated debt and preferred stock.

        We consider funding in the interbank market to be an additional source of liquidity for our investment banking activities. Loans from banks (including professional securities transactions) totaled EUR 107.8 billion at December 31, 2001, as compared to loans to banks (including professional securities transactions) of EUR 49.6 billion. Interbank funding showed an increase compared to 2000 from EUR 101.5 billion to EUR 107.8 billion, due to lower volumes of interbank borrowing and lending.

        Our loan syndication and securitization programs are an integral part of our liquidity management and global collateral management activities. On a day-to-day basis our liquidity management is dependent, among other things, on the good functioning of local and international financial markets. As this is not always the case, we have established contingency funding plans on a group-wide basis. These plans can be implemented on a timely basis in the event of a dramatic change in our normal business activities or in the stability of the local or international financial markets. As part of this liquidity management contingency planning process, we assess potential trends, demands, commitments, events and uncertainties that could reasonably result in increases or decreases in our liquidity. More specifically, we consider the impact of these potential changes on its sources of short-term funding and its long-term liquidity planning horizons.

        We have entered into committed credit facilities and therefore assess, as part of our liquidity management process, the reasonable contingencies inherent in these types of transactions in terms of their effect on our historical sources of liquidity and finance.

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

        The total volume of our derivatives business, both in number of transactions and outstanding or notional amounts, and the increasing complexity of these products require an advanced administrative organization and strict internal controls, as well as close monitoring of interest rate, currency and other market risks. The recommendations published by the Bank for International Settlements, or BIS, and international organizations like the Group of 30 are the guiding principles in formulating and implementing our requirements in this respect.

        Our derivatives trading takes place mainly in the global trading units in Amsterdam, London, Chicago and Tokyo, subject to limits which are set by the Group Risk Committee with a view to adequate risk management. Derivatives used for trading purposes are valued daily at market prices. If market prices are not available, valuation models that we believe are appropriate are used to calculate the approximate market value. Movements in market value are incorporated in our financial results on a current basis. Valuation of over-the-counter derivative financial instruments is highly complex and differences in the valuation methodology employed could affect financial results.

        Derivatives form an integral part of our interest rate and currency risk management. Results of derivatives transactions entered into as part of such risk management are attributed to the same reporting period as the recognition of gains and losses on the hedged assets and liabilities.

        The notional amounts of derivatives, which totaled EUR 3,248 billion at December 31, 2001, only give an indication of the scale of our derivatives business, but not of the related credit risk. The credit risk is the loss that would arise if a counterparty were to default and we were to face a partly open position. This actual risk represents only a fraction of the notional amounts. By entering into agreements which provide under certain circumstances for the settlement on a net basis of all contracts between us and a counterparty, we attempt to minimize this credit risk. To facilitate risk monitoring and management, substantial enhancements in computer systems and software have been made as part of the continuing expansion of our derivatives business.

        To quantify the credit risk, the cost of the replacement transactions which would be necessary if a counterparty defaulted is calculated and is then increased by a percentage of the notional amounts. The applied percentage depends on the nature and remaining maturity of the contract. The credit risk equivalent for our total derivatives business was calculated at EUR 45 billion at December 31, 2001. When weighted for the counterparty risk (mainly banks) for capital adequacy purposes, the credit risk equivalent represents only EUR 10 billion or 3.7% of total risk-weighted assets at December 31, 2001.

        See note 24 to the Consolidated Financial Statements for further analysis of our derivatives activities, including an analysis at December 31, 2001 of our trading and hedging derivatives portfolios.

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

Supervision of Credit Institutions

        In general, under the ASCS 1992, credit institutions are supervised by the Dutch Central Bank. No enterprise or institution established in The Netherlands may pursue the business of a credit institution unless it has obtained prior authorization from the Dutch Central Bank. Its supervisory activities under the ASCS 1992 focus on monetary supervision and supervision of solvency, liquidity and administrative organization, including internal control and risk management. The Dutch Central Bank is authorized to issue directives in each of those areas of supervision. If, in the opinion of the Dutch Central Bank, a credit institution fails to comply with the Dutch Central Bank's directives concerning solvency, liquidity or administrative organization, the Dutch Central Bank will so notify the credit institution, and it may instruct the credit institution to behave in a certain manner. If the credit institution does not respond to any such instructions to the satisfaction of the Dutch Central Bank, the Dutch Central Bank may exercise additional supervisory measures, which may include the imposition of fines. In addition, the ASCS 1992 contains provisions regarding the structure of credit institutions.

        The ASCS 1992 provides that each supervised credit institution must submit periodic reports to the Dutch Central Bank. In accordance with the Dutch Central Bank directives promulgated pursuant to the ASCS 1992, the Bank files monthly reports with the Dutch Central Bank. At least one monthly report for each given year must be certified by a registered accountant. The report to be certified is selected by the registered accountant in its discretion.

Solvency Supervision

        The Solvency Guidelines of the Dutch Central Bank require that we maintain a minimum level of total capital to support the risk-weighted total value of balance sheet assets and off-balance sheet items, the latter of which includes guarantees, documentary credits, certain interest- and currency-related contracts, unused portions of committed credit facilities with an original maturity of over one year, note issuance facilities and revolving underwriting facilities. This minimum level of total capital is the Capital Adequacy Ratio. The risk-weighting considers the debtor's risk, which depends on the debtor's classification, whether or not security is provided, and the country of origin of the debtor. The required minimum Capital Adequacy Ratio currently is 8.00%. The Solvency Guidelines are applied to the world-wide assets of Dutch credit institutions.

        For our company, total capital consists of core capital (also referred to as Tier 1 capital) and secondary capital (also referred to as Tier 2 capital). We also are permitted to maintain an additional form of regulatory capital, Tier 3 capital, to support the market risks of financial instruments in our trading book and foreign exchange risk of all business activities. Tier 1 capital consists of shareholders' equity and minority interests. Secondary or Tier 2 capital is divided into upper Tier 2 capital and lower Tier 2 capital. Upper Tier 2 capital consists of revaluation reserves and perpetual subordinated debt; lower Tier 2 capital consists mainly of long-term subordinated debt. Tier 3 capital consists of subordinated debt that has a minimum original maturity of at least two years, is not subject to redemption prior to maturity without the prior written consent of the Dutch Central Bank (other than in the event of a winding-up of the Bank) and is subject to a provision which provides that neither interest nor principal may be paid if, prior to or as a result of such payment, our Capital Adequacy Ratio would be less than the required minimum.

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

        See Item 3—"Selected Financial Information" and Item 5—"Operating and Financial Review and Prospects" for information concerning the Bank's capital ratios.

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

Liquidity Supervision

        The Dutch Central Bank has issued liquidity directives designed to ensure that liquid assets are held against liquid liabilities, defined as liabilities with a remaining term to maturity of less than one year, so that such liabilities can be met on the due date or on demand, as the case may be. Actual liquidity must be equal to or greater than the required liquidity, and actual cash liquidity, which includes assets with a very high liquidity such as deposits with central banks and other banks, must be equal to or greater than the amounts of very liquid debts. Certain assets are deemed to be liquid only in part, depending on their negotiability. The liquidity requirements associated with non-term liabilities depend on the credit institution's expectations as to claims relating to such liabilities. In determining liquidity requirements associated with term liabilities, assets and liabilities with the same term, to the extent that the remaining term to maturity is less than one year, are offset against each other. After giving effect to any offset of term assets, the liquidity requirement is 20% of the net term liabilities. For obligations amounting to more than 3% of total liabilities, there are additional liquidity requirements.

        We report to the Dutch Central Bank on a monthly basis concerning our compliance with the liquidity requirements. Compliance reports concerning liquidity requirements of foreign subsidiaries are submitted to appropriate foreign regulatory authorities as required. In every country in which we operate, our liquidity satisfies the standards imposed by the applicable regulatory authorities.

Structural Supervision

        A declaration of no objection from the Dutch Minister of Finance, upon consultation with the Dutch Central Bank, is required for certain changes in the structure of credit institutions, such as mergers, participations of over 5% in the outstanding share capital of a credit institution or 10% or more in a non-financial institution by voting or otherwise (each, a Qualifying Participation), the addition of a managing partner to the credit institution, repayments of capital or distribution of reserves of the credit institution and financial reorganization. Approval will be denied if, among other things, the Dutch Central Bank determines that sound banking policy may be jeopardized, that an undesirable effect on the Dutch credit system might result or that a conflict might arise in respect of certain solvency directives.

        The Dutch Central Bank together with the Dutch Minister of Finance has developed a "structural policy" for equity participations by credit institutions in non-financial institutions. Under this policy, an equity participation is not allowed if the value of the participation would exceed 15% of a credit institution's total capital or if the participation would cause the value of the credit institution's aggregate Qualifying Participations in non-financial institutions to exceed 60% of its total capital. Certain types of participations will be approved in principle, although in certain circumstances a declaration of no-objection will have a limited period of validity, such as, in the case of a debt rescheduling or rescue operation or when the participation is acquired and held as part of an issue underwriting operation. The approval generally will be given where the value of the non-financial institution concerned or the value of the participation does not exceed certain threshold amounts.

Supervision of the Securities and Investment Businesses

        The Bank is also subject to supervision of its activities in the securities business. The Act on the Supervision of the Securities Trade 1995, the ASST 1995, together with the decrees and regulations promulgated pursuant thereto, provide a comprehensive framework for the conduct of securities trading in or from The Netherlands. The Securities Board of The Netherlands is charged by the Dutch Minister of Finance with supervision of the securities industry.

        The Bank and/or certain subsidiaries of the Bank are also active as managers and/or custodians of collective investment plans, which comprise both investment funds and investment companies. Collective investment plans are subject to supervision by the Dutch Central Bank.

Regulation in the European Union

        Within the European Union, the creation of a single financial market at the end of 1992 has involved continued negotiations among member states towards establishing greater freedom in the cross-border banking and securities business through a harmonized institutionally based regulatory environment, with emphasis on the role of the home country regulator. The Second Banking Co-ordination Directive established a framework for the mutual recognition of each European Economic Area member state's supervision of banks, enabling a bank authorized in one European Economic Area member state to carry out banking and investment activities on a branch or cross-border service basis in other European Economic Area member states on the basis of a single license provided by the home country supervisory authority. An equivalent measure for securities firms carrying out investment business, the Investment Services Directive, has been implemented.

        Supporting the Second Banking Co-ordination Directive are the Solvency and Own Funds directives, which establish a minimum harmonization of regulatory capital requirements to enable banks to operate throughout the EU under their authorization granted by the regulators of the home member state. The Capital Adequacy Directive establishes minimum capital standards for the investment business of securities firms and banks.

        Since the adoption of the euro in 1999, the European Central Bank, together with the EU national central banks, define and implement EU monetary policy, hold and manage some or all of member states' official foreign currency reserves and promote the smooth operation of payment systems. The implementation of EU monetary policy in the participating member states is carried out by their respective national central banks pursuant to their powers under national legislation, which has been amended to reflect the introduction of the euro and the European Central Bank. Foreign exchange operations, particularly open market operations, are strictly coordinated by the European Central Bank, but are largely carried out by national central banks.

        The introduction of the euro as the single currency for the 12 member states which adopted the euro was completed on February 28, 2002. On January 1, 2002, euro notes and coins were brought in circulation enabling cash payments to be made in euro. During a transition period, which differed per member state but lasted until February 28, 2002 at the latest, it was possible to make payments in both euro as well as the legacy currencies. After February 28, 2002, coins and notes of legacy currencies may be exchanged at the banks or central banks during a certain period of time, which varies for coins and notes as well as per member state.

Regulation in the United States

        The Bank's operations in the United States are subject to extensive regulation and supervision by both federal and state banking authorities. The Bank's branches and agencies in the United States are licensed by state banking authorities under the banking laws of the states in which such branches and agencies are located. The Bank's branches and agencies are examined by such state banking authorities, and must observe the banking regulations of such states.

Bank Regulation Under The International Banking Act As Amended By The Foreign Bank Supervision Enhancement Act

        Under the International Banking Act of 1978, or the IBA, as amended by the Foreign Bank Supervision Enhancement Act of 1991, or the FBSEA, the Bank's branches, agencies and representative offices are subject to examination and supervision by the Board of Governors of the Federal Reserve System (the Federal Reserve). The FBSEA provides that the Federal Reserve may order a foreign bank which operates a state branch or agency to terminate the activities of such branch or agency if the Federal Reserve finds that the foreign bank is not subject to comprehensive supervision or regulation on a consolidated basis by the appropriate authorities in its home country, or if there is reasonable cause to believe that such foreign bank, or any of its affiliates, committed a violation of law or engaged in an unsafe or unsound banking practice in the United States, and as a result of such violation or practice, the continued operation of such branch or agency would not be consistent with the public interest or with the IBA, the Bank Holding Company Act of 1956, as amended (the BHCA), or the Federal Deposit Insurance Act (the FDIA).

        The activities of the Bank's branches and agencies are limited both by the laws of the state in which they are located and by the IBA. The FBSEA provides that a state branch or agency of a foreign bank may not engage in any type of activity that is not permissible for a federal branch or agency of a foreign bank unless the Federal Reserve has determined that such activity is consistent with sound banking practice. Based upon the activities presently conducted by the Bank's branches or agencies, the Bank does not believe that this provision materially limits the activities of any branch or agency in the United States. The Bank's branches and agencies are also subject to reserve requirements, restrictions on the payment of interest on demand deposits, and restrictions on the size of loans to a single borrower pursuant to the IBA.

        The Bank must obtain the prior approval of the Federal Reserve, as well as any state authorities, to establish an additional branch, agency or representative office. The Bank is restricted from opening new full service branches outside the States of Illinois and Michigan, as applicable, unless specifically permitted by the law of the state in which any new branch is to be located. A foreign bank is also permitted, with the approval of the Federal Reserve (and either the Office of the Comptroller of the Currency, or OCC, or the state banking agency), to upgrade an agency or a limited branch to a full service branch outside its home state if the establishment and operation of such branch is permitted by such state and the agency or branch was in operation in such state on the day before September 29, 1994 or has been in operation in such state for a period of time that meets the state's minimum age requirement for the interstate merger of banks.

BHCA Restrictions

        As a result of its indirect ownership of a number of U.S. subsidiary banking organizations and its U.S. branches and agencies, the Bank also is registered with the Federal Reserve as a bank holding company and, as a result of such status and its operation of branches and agencies in the United States, is subject to restrictions both on its non-banking activities in the United States and on interstate banking. See "Financial Holding Company Status". A bank holding company must obtain Federal Reserve approval before acquiring, directly or indirectly, ownership or control of any voting shares of a bank or bank holding company if, after such acquisition, it would own or control 5% or more of such shares. A bank holding company must also obtain Federal Reserve approval before acquiring all or substantially all of the assets of another bank or bank holding company or merging or consolidating with another bank holding company. In 1994, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, the Riegle-Neal Act, was enacted. Bank holding companies are permitted to acquire banks in any state subject to state deposit caps and a 10% nationwide cap.

        Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the bank holding company or any of its subsidiaries, or investment in the stock or other securities thereof, and on the taking of such stocks or securities as collateral for loans. Section 23A of the Federal Reserve Act imposes restrictions on "covered transactions" between a bank (and its subsidiaries) and its affiliate. Covered transactions refer to loans to affiliates and other transactions resulting in a flow of funds from the bank to the affiliate. Generally, covered transactions with any one affiliate cannot exceed 10% of the bank's capital and transactions with all affiliates cannot exceed 20% of the bank's capital, extensions of credit must be collateralized, low quality assets cannot be purchased from an affiliate, and all transactions must be on safe and sound terms. Section 23B of the Federal Reserve Act generally requires that all covered transactions as well as sales of assets, the furnishing of services to, and certain other transactions with an affiliate be on arms' length terms; and Section 23B of the Federal Reserve Act prohibits a bank (and its subsidiaries) from purchasing as a fiduciary any securities from an affiliate, as well as securities underwritten by an affiliate as principal underwriter unless certain conditions are met.

        The Bank's U.S. national bank subsidiary is subject to supervision by the Office of the Comptroller of the Currency. The Bank's U.S. savings bank subsidiary is subject to supervision by the Office of Thrift Supervision, or OTS. The Federal Reserve has primary federal supervisory responsibility for the Bank's U.S. state member bank subsidiary. The Bank's state banks are also subject to supervision by the bank supervisory authorities in their respective states. Various federal and state laws and regulations apply to many aspects of the operations of the Bank's subsidiary banks, including interest rates paid on deposits and loans, investments, mergers and acquisitions and the establishment of branch offices and facilities. The payment of dividends by the Bank's subsidiary banks are also subject to certain statutory restrictions and to regulation by governmental agencies.

Risk-Based Capital Guidelines For Examination And Supervision Of U.S. Bank Holding Companies And U.S. Banks

        The Federal Reserve's risk-based capital guidelines have three main goals: (1) to make regulatory capital requirements more sensitive to differences in risk profiles among banking organizations; (2) to take off-balance-sheet risk exposures into explicit account in assessing capital adequacy; and (3) to minimize disincentives to holding liquid, low-risk assets. A bank holding company's ability to pay dividends and expand its business through the acquisition of new banking subsidiaries could be restricted if its capital falls below the level established by these guidelines. The Federal Reserve requires bank holding companies and banks to adhere to another capital guideline referred to as the Tier 1 leverage ratio. This guideline places a constraint on the degree to which a banking institution can leverage its equity capital base. The Federal Reserve revised the risk-based capital guidelines to incorporate interest rate and market risk respectively. A bank with material weaknesses in its risk management process or high levels of exposure relative to its capital will be directed by the appropriate federal agency to take corrective action. For bank holding companies and banks with substantial trading activity, the market risk guidelines require that the bank holding company reflect in its capital adequacy calculations the general market risk and specific risk of debt and equity positions in its trading account and the general market risk associated with its foreign exchange and commodity positions. The U.S. bank subsidiaries of the Bank substantially exceed the requirements of these capital guidelines.

        The Federal Reserve, OCC, Federal Deposit Insurance Corporation, or FDIC, and the OTS, have issued a final rule, effective January 1, 2002, changing their regulatory capital standards to address the treatment of recourse obligations, residual interests and direct credit substitutes that expose U.S. banks, U.S. bank holding companies, and thrifts to credit risk. The final rule treats recourse obligations and direct credit substitutes more consistently than the agencies' current risk-based capital standards and adds new standards for the treatment of residual interests, including a concentration limit for credit-enhancing interest-only strips. In addition, the agencies use credit ratings and certain alternative approaches to match the risk-based capital requirement more closely to a banking organization's relative risk of loss for certain positions in asset securitization.

        The Federal Reserve, OCC and FDIC have issued a final rule to take effect on April 1, 2002, amending their capital guidelines to establish minimum capital requirements for certain equity investments in non-financial companies that are higher than the regulatory minimum capital charge that applies more broadly to banking assets. The final rule generally does not apply to non-U.S. banks but does apply to certain U.S. subsidiaries. Non-financial equity investments made prior to March 13, 2000 would be grandfathered for purposes of the increased capital charge.

        On January 5, 2001, the Federal Reserve issued a supervision and regulation letter which generally states that the Federal Reserve's capital guidelines do not apply to U.S. bank holding company subsidiaries of foreign banking organizations that are financial holding companies. The Federal Reserve, however, will continue to impose its capital guidelines upon such U.S. institutions through the supervisory process as appropriate.

Federal Deposit Insurance Corporation Improvement Act Of 1991

        The FDICIA, among other things, identifies the following capital standards for depository institutions: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. A depository institution is well capitalized if it significantly exceeds the minimum level required by regulation for each relevant capital measure. The Bank's U.S. bank subsidiaries currently meet the well capitalized standards set forth under the FDICIA.

        The FDICIA grants the Federal Deposit Insurance Corporation authority to impose special assessments on insured depository institutions to repay Federal Deposit Insurance Corporation borrowings from the U.S. Treasury or other sources and to establish semiannual assessment rates on Bank Insurance Fund member banks so as to maintain such fund at the designated reserve ratio defined in the FDICIA. Section 6(b) of the IBA generally requires insurance of deposits of a U.S. branch of a foreign bank unless the branch does not accept deposits of less than $100,000 or unless the Federal Deposit Insurance Corporation determines by order or regulation that the branch is not engaged in "domestic retail deposit activity" requiring deposit insurance protection. Under the FDICIA and Federal Deposit Insurance Corporation regulations, a state-licensed branch of a foreign bank will not be deemed to be engaged in "domestic retail deposit activity" if all initial deposits fall within the de minimis exemption. At this time, the Bank is not required to obtain deposit insurance protection for the deposit-taking activities of its U.S. branches to ensure continued compliance with the Federal Deposit Insurance Corporation regulation. The Bank believes that any such action would not have a material effect on its operation.

Financial Holding Company Status

        The Bank elected to become a financial holding company on March 11, 2000. As a financial holding company, the Bank is permitted to engage in an expanded list of non-banking activities, i.e., activities that are financial in nature or incidental thereto, as set forth by the Gramm-Leach-Bliley Act, or the GLBA, and pursuant to the Federal Reserve's Regulation Y, including but not limited to securities dealing and underwriting and merchant banking activities. Financial holding companies must generally submit a post-transaction notice to the Federal Reserve within 30 days of commencing such activities under the Federal Reserve's Regulation Y. The GLBA gives the Federal Reserve the authority to impose restrictions on transactions between a depository institution subsidiary and any affiliate and to impose firewalls between a U.S. branch, agency or commercial lending company subsidiary of a foreign bank and any U.S. affiliate on the same basis as for a domestic banking holding company.

        The GLBA permits a financial holding company to engage, through a U.S. company or a non-U.S. company, in insurance underwriting and agency activities, and rules have been implemented to require certain disclosures in the offering by financial holding companies of such products. A financial holding company is also permitted to engage in all activities permissible for bank holding companies, including, for example, investment advisory activities.

        The GLBA authorizes the Federal Reserve to be the umbrella supervisor with overall supervisory responsibility for the activities conducted by financial holding companies and their subsidiaries. However, the primary regulator of securities activities is the Securities Exchange Commission and the primary regulator of insurance activities is the relevant state insurance regulator. The Federal Reserve has the power to require reports, make examinations, and impose capital adequacy guidelines.

        The GLBA repeals Sections 20 and 32 of the Glass Steagall Act and permits a financial holding company to engage in underwriting and dealing in securities, including distribution of mutual fund shares and to issue and sell instruments representing interests in pools of assets permissible for a bank to hold directly. Thus, a financial holding company is clearly no longer subject to any revenue limit for its securities and underwriting and dealing activities. The Federal Reserve, however, requires that extensions of credit from a U.S. branch or agency of a foreign financial holding company to an affiliated securities company (and certain merchant banking investments) and any purchases, as principal or fiduciary, of securities for which a securities affiliate is a principal underwriter, be subject to Sections 23A, which imposes aggregate limitations and collateral requirements, and 23B, which requires transactions to be on market terms, of the Federal Reserve Act. The Bank operates a U.S. securities subsidiary in accordance with these rules.

        The Federal Reserve has created a mechanism by which financial holding companies and financial subsidiaries of national banks may request that the Federal Reserve or the Treasury Department, respectively, define particular activities to be within one of the following three types of financial in nature activities: (1) lending, exchanging, transferring, investing for others, or safeguarding financial assets other than money or securities; (2) providing any device or other instrumentality for transferring money or other financial assets; and (3) arranging, effecting, or facilitating financial transactions for the account of third parties.

Privacy

        The Federal Reserve, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, and the Office of Thrift Supervision have implemented the provisions of the GLBA governing the privacy of consumer financial information by limiting the disclosure of "nonpublic personal information" about individuals who obtain financial products or services for personal, family, or household purposes. The regulations generally impose three requirements established by the Act: (1) financial institutions must provide accurate, clear and conspicuous initial notices to customers about their privacy policies, describing the conditions under which they may disclose nonpublic personal information to nonaffiliated third parties and affiliates; (2) financial institutions must provide accurate, clear and conspicuous annual notices of their privacy policies to their current customers; and (3) financial institutions must provide a reasonable method for consumers to "opt out," which may be done at any time, of disclosures to nonaffiliated third parties.

Merchant Banking

        The Federal Reserve Board and the United States Secretary of the Treasury jointly approved a final rule governing the merchant banking activities of financial holding companies. The final rule allows a financial holding company to invest in unlimited shares of a company that engages in nonfinancial (including commercial) activities, subject to certain requirements. The requirements include but are not limited to holding periods for merchant banking investments, restrictions on the day-to-day management by a financial holding company of the merchant banking company, cross-marketing restrictions, and recordkeeping and reporting requirements.

National Banks Engaging In Activities That Are Financial In Nature

        The GLBA also permits a national bank (and state member bank) to engage, through a "financial subsidiary," in activities that are financial in nature, other than insurance underwriting or providing annuities, real estate development or investment, and merchant banking, if the bank is well capitalized, well managed and has at least a satisfactory Community Reinvestment Act rating. For this purpose, "well capitalized" is defined the same as under the FDICIA, and "well managed" is defined as having a composite rating of 1 or 2 under the Uniform Financial Institutions Rating System (or an equivalent rating under an equivalent rating system) in connection with its most recent examination or subsequent review of the institution and at least a rating of 2 for management, if such a rating is given. In addition, national banks ranked among the largest 50 insured banks may control a financial subsidiary only if the bank meets certain criteria, including having an issue of highly rated debt outstanding. The next 50 largest insured banks may control a financial subsidiary if they satisfy this debt rating requirement or an alternative comparable requirement jointly established by the Treasury and the Federal Reserve Board. A bank meets the alternative requirement if it has a current long-term issuer credit rating from a nationally recognized statistical rating organization that is within the three highest investment-grade categories used by the rating organization. Further, aggregate consolidated total assets of all financial subsidiaries may not exceed the lesser of 45% of consolidated total assets of the parent national bank or $50 billion (subject to adjustment by an index). The Office of the Comptroller of Currency has authority to impose firewalls between a national bank and its financial subsidiaries. Further, Sections 23A and 23B of the Federal Reserve Act are extended to apply to transactions between a national bank and a financial subsidiary, except that covered transactions between a national bank and any individual financial subsidiary may exceed 10% of the bank's capital and surplus but are subject to the 20% aggregate limit on transactions with all affiliates.

        In the event that the national bank were to cease to meet the standards to own a financial subsidiary, the Office of the Comptroller of Currency will notify the national bank about such non-compliance and the national bank will be obligated to enter into an agreement with the Office of the Comptroller of Currency to return to compliance.

Revisions To Regulation K

        On October 17, 2001, the Federal Reserve issued a final rule revising Regulation K which governs the international operations of U.S. banking organizations (including Edge Act companies) (subpart A), foreign banking organizations (subpart B), export trading companies (subpart C), and implements international lending supervision (subpart D). With respect to foreign banking organizations operating in the U.S., the final rule streamlines the applications procedures applicable to foreign banks seeking to expand operations in the United States; changes the provisions regarding the qualification of foreign banking organizations for exemption from the nonbanking prohibitions of Section 4 of the BHCA; and implements provisions of the Riegle-Neal Act that affect foreign banks.

Rest of the World

        We operate in many other countries and our offices, branches and subsidiaries are subject to certain reserve, reporting requirements and controls imposed by the relevant central banks and regulatory authorities.

C. Organizational Structure

        See Item 4.B—"Business Overview."

D. Property, Plant and Equipment

        At December 31, 2001, we operated 716 offices and branches in The Netherlands and 2,762 offices and branches in 66 other countries. Of these offices and branches, 460 were in North America, 1,698 were in South and Central America, 345 were in Europe, 53 were in the Middle East and Africa and 206 were in the Asia/Pacific region. Approximately 42% of the offices and branches are owned by us and 58% are leased under long-term lease agreements.

Item 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion is based on, and should be read in conjunction with, the Consolidated Financial Statements included elsewhere in this Report. The Consolidated Financial Statements are prepared in accordance with Dutch GAAP, which varies in certain significant respects from U.S. GAAP. For a discussion of the differences and a reconciliation of certain Dutch GAAP amounts to U.S. GAAP, see note 45 to the Consolidated Financial Statements.

Introduction

        Through the end of 2000, the Bank and its numerous subsidiaries were organized into three operating divisions: The Netherlands Division; the International Division; and the Investment Banking Division. On January 1, 2001, we reorganized our operating divisions into three global Strategic Business Units, or SBUs, organized along client lines. The three SBUs are the Consumer & Commercial Clients SBU, the Wholesale Clients SBU and the Private Clients & Asset Management SBU. These SBUs are discussed in this Report under Item 4.B.—"Business Overview." The Bank also owns ABN AMRO Lease Holding. Lease Holding is an independently managed subsidiary.

        The Bank also has a Corporate Center, which provides centralized supporting departments, such as Group Risk Management and Group Legal & Compliance, that service all three of our SBUs. The costs of shared services, such as legal advice, are allocated to the SBUs on a contractual basis. The costs of non-shared services, such as governance functions and standard and policy setting functions, are allocated to our SBUs based upon our internal management evaluations. Because our business is diverse and our operations are integrated, it is impractical to segregate the assets and contributions of each SBU with precision. As a result, estimates and judgments have been made to apportion balance sheet and revenue and expense items.

        During 2001, we engaged in a number of acquisitions as part of our strategy. In the United States, in February 2001, we acquired Alleghany Asset Management, the fund management subsidiary of U.S.-based Alleghany Corporation, for $825 million in cash. In April 2001, we acquired the Michigan National Corporation from National Australia Bank Limited for $2.75 billion in cash. We also acquired the prime brokerage, corporate finance, domestic equities and futures and options businesses of ING Barings in North America for $275 million. In June 2001, we also acquired Mellon Business Credit, the asset-based lending business of Mellon Financial Corp., for $27 million.

        In July 2001, we acquired Marignan Investissements S.A., the fifth largest property developer in the French housing sector based on volume, for a purchase price of EUR 75 million. We also acquired, in November 2001, 99.7% of Banco du Estado de Paraiba S.A. for EUR 35 million. In December 2001, we acquired 49% of Banque Générale du Commerce for EUR 59 million.

        Anticipating more banking sector consolidation in Hungary, we merged our local bank, ABN AMRO Magyar Bank, with Belgian KBC Bank and Insurance Group's Kereskedelmi és Hitelbank in July 2001. We own a 40% stake in the new bank. We treat our ownership in this new bank as a minority interest.

        As part of our objective to allocate our resources to those markets generating the greatest benefits for our global network, we have announced that we will exit eleven countries and discontinue parts of our operations, mainly retail businesses, in a large number of other countries. So far, we have sold our branches in Aruba, Bahrain, Bolivia, Ecuador, Kenya (with the exception of a representative office), Morocco, Panama, Sri Lanka and Suriname. We have also agreed to sell our retail activities in Argentina, Chile and Venezuela. We sold our brokerage business in Greece and, in the Netherland Antilles, the onshore business has been sold, but offshore banking and trust activities will be continued. In March 2002, we sold our consumer mortgage business in Malaysia and entered into an agreement to sell our consumer banking business in the Philippines. In March 2002, we also announced the closure of our United States domestic cash equities and merger and acquisitions business.

        In July 2001, we sold European American Bank, or EAB, to Citibank N.A. for $1.6 billion in cash, plus the assumption of $350 million of preferred share obligations. Proceeds from the sale of EAB were used to help finance part of the Michigan National transaction.

        Our earnings and business are affected by general economic conditions, the performance of the financial markets, interest rate levels, currency exchange rates, changes in laws, regulations and the policies of central banks, particularly the Dutch Central Bank, the European Central Bank, the Federal Reserve Board and the Brazilian Central Bank, and competitive factors, in each case on a global, regional and/or national basis. For instance, changes in general economic conditions, the performance of financial markets, interest rate levels and the policies and regulations of central banks may affect, positively or negatively, our financial performance by affecting the demand for our products and services, reducing the credit quality of borrowers and counterparties and putting pressure on our loan loss reserves, changing the interest rate margin realized by the Bank between our lending and borrowing costs, changing the value of our investment and trading portfolios and putting pressure on its risk management systems. Changes in currency rates, particularly in the U.S. dollar-euro exchange rate, affect earnings reported by our foreign operations, and may affect revenues earned from foreign exchange dealing. Changes in regulatory policies may significantly increase the cost of compliance.

        We have economic, financial market, credit, legal and other specialists who monitor economic and market conditions and government policies and actions. However, because it is difficult to predict with accuracy changes in economic or market conditions or in governmental policies and actions, it is difficult for us to anticipate the effects that such changes could have on our financial performance and business operations.

Financial Overview

        The following tables provide an analysis of our total revenue, operating profit before taxes, total assets, risk-weighted assets and offices and branches by SBU and independent subsidiary for each of the three most recently completed years. It is impracticable to provide comparable 1999 information for the Strategic Business Units due to the changes in the Bank's structure and the absence of comparable information.

	2001	2000	1999	2001	2000	1999
	Total Revenue			Operating Profit Before Taxes
	(In Millions of EUR)
Consumer & Commercial Clients	10,203	10,026		2,347	2,605
Wholesale Clients	6,193	6,394		328	1,114
Private Clients & Asset Management	1,419	1,451		270	458
Corporate Center	249	(30)		441	399

Subtotal	18,064	17,841	14,976	3,386	4,576	4,122
ABN AMRO Lease Holding	770	628	552	227	149	128

ABN AMRO	18,834	18,469	15,528	3,613	4,725	4,250

	At December 31,
	2001	2000	1999	2001	2000	1999
	Total Assets			Risk-weighted Assets(1)
	(In Millions of EUR)
Consumer & Commercial Clients	242,796	223,154		158,141	157,385
Wholesale Clients	294,711	269,665		95,171	88,451
Private Clients & Asset Management	16,653	15,887		6,529	5,942
Corporate Center	32,712	25,079		3,530	2,973

Subtotal	586,872	533,785	2,030	263,371	254,751	238,439
ABN AMRO Lease Holding	10,491	9,384	8,471	10,016	9,102	7,935

ABN AMRO	597,363	543,169	457,884	273,387	263,853	246,374

(1)
Risk-weighted assets are the value of balance sheet assets and off- balance sheet items weighted for risk in accordance with applicable regulatory requirements.

	At December 31,
	2001	2000	1999	2001	2000	1999
	Full-time Equivalent Staff			Offices and Branches
Consumer & Commercial Clients	73,736	75,867		3,161	3,238
Wholesale Clients	22,423	23,003		173	274
Private Clients & Asset Management	5,879	5,275		41	35
Corporate Center	586	579		0	0

Subtotal	102,624	104,724	100,577	3,383	3,547	3,552
ABN AMRO Lease Holding	7,306	7,070	5,278	103	47	37

ABN AMRO	109,930	111,794	105,855	3,478	3,594	3,589

Results of Operations

        For 2001, profit increased by EUR 732 million or 29.3% to EUR 3,230 million from EUR 2,498 million in 2000 due to a EUR 962 million profit realized on the sale of European American Bank, less a EUR 95 million after tax addition to the restructuring reserve, established in 2000 for redundancy payments relating to the "voluntary leaver premium" in The Netherlands. For 2000, profit was below the record level of 1999 due to a restructuring charge of EUR 900 million or EUR 599 million after tax, relating to the reorganization of our global business. Profit for 2000 decreased by EUR 72 million or 2.8% to EUR 2,498 million from EUR 2,570 million in 1999. The EUR 962 million profit realized on the sale of European American Bank and the EUR 95 million addition to the restructuring reserve in 2001 as well as the EUR 599 million restructuring charge in 2000 are considered extraordinary items under Dutch GAAP.

        In 2001, profit excluding extraordinary items under Dutch GAAP decreased EUR 734 million to EUR 2,363 million from EUR 3,097 million in 2000. This was due to a EUR 204 million or 3.9% reduction in operating profit before loan loss provisioning and income tax, the EUR 841 million, or 143.8%, increase in provisions for loan losses (net of a EUR 32 million release from the fund for general banking risks in 2000) and the EUR 67 million change from a EUR 43 million unrealized profit in 2000 to a EUR 24 million unrealized loss in 2001 under value adjustments to financial fixed assets. This decrease in profit was offset by a EUR 326 million lower tax charge due to lower pre-tax profits and a EUR 52 million decrease in the amount payable to third parties in respect of their minority interests in the Bank. In 2000, profit excluding extraordinary items increased EUR 527 million or 20.5% to EUR 3,097 million from EUR 2,570 million in 1999. This increase was due to a EUR 348 million increase in operating results, a EUR 78 million change from a EUR 35 million unrealized loss in 1999 to a EUR 43 million unrealized profit in 2000 in value adjustments for financial fixed assets, a EUR 56 million decrease in the amount payable to third parties in respect of their minority interests in the Bank, and a EUR 36 million decrease in provisions for loan losses.

        During 2001, revenues increased by EUR 365 million or 2.0% to EUR 18,834 million as compared to EUR 18,469 million in 2000, which was in turn a 18.9% increase in 2000 compared to 1999. Operating expenses increased by EUR 569 million or 4.3% to EUR 13,771 million as compared to EUR 13,202 million in 2000, which was a 24.4% increase compared to 1999. The increase in 2001 revenues resulted from a EUR 686 million increase in net interest revenues and a EUR 358 million increase in other revenue, offset in part by a EUR 666 million decrease in commission revenues and a EUR 17 million decrease in results from financial fixed assets. The increase in operating expenses was due to a EUR 193 million increase in staff costs, particularly salary increases and bonuses. In addition, other administrative expenses increased EUR 360 million due to acquisitions and dispositions in North America and automation, communications and housing costs. The net effect of acquisitions and dispositions was an increase of EUR 206 million in revenues and EUR 88 million in expenses.

        In 2000, revenues increased EUR 2,942 million or 18.9% to EUR 18,469 million as compared to EUR 15,527 million in 1999. Operating expenses increased by EUR 2,593 million or 24.4% to EUR 13,202 million as compared to EUR 10,609 million in 1999. The increase in revenues resulted from higher interest revenues, higher commission income, lower provision for loan losses and lower (negative) adjustments of fixed financial assets. The increase in operating expenses was caused by higher staff costs, particularly salary increases and bonuses, higher information technology expenditure and rising facility costs, particularly an increase in rent and energy costs.

        Our efficiency ratio, which is operating expenses as a percentage of total revenue, increased to 73.1% in 2001 from 71.5% in 2000 as compared to 68.3% in 1999.

        The provision for loan losses increased 131.1% in 2001 to EUR 1,426 million from EUR 617 million in 2000 due to several corporate defaults during the year, coupled with a deterioration of the small and medium enterprise portfolio. The provision for loan losses had decreased 5.5% in 2000 to EUR 617 million from EUR 653 million in 1999, reflecting decreased cross-border provisions.

        After taking into account Preference Share and Convertible Preference Share dividends and including extraordinary items in 2001, profit available for distribution to Ordinary Shares increased EUR 765 million to EUR 3,184 million from EUR 2,419 million in 2000, which in turn was a 2.9% or EUR 71 million decrease from 1999. Net profit per Ordinary Share was EUR 2.10, EUR 1.63 and EUR 1.72 in 2001, 2000 and 1999, respectively.

Net Interest Revenue

        In 2001, net interest revenue rose by EUR 686 million or 7.3% to EUR 10,090 million as compared to 2000. The principal reason for the increase in 2001 was the 5% increase in the private and public sector loan portfolios. The net interest margin in The Netherlands increased to 2.06% from 2.0% in 2000. The net interest margin in North America decreased from 1.90% in 2000 to 1.7% in 2001. However, this decrease was offset by loan volume growth due to organic growth in the mortgage portfolio and the net effect of the acquisition of Michigan National Corporation, less the disposition of European American Bank. Brazil also showed favorable loan portfolio growth and a slightly increased net interest margin of 13.60% in 2001, compared to 13.30% in 2000, which offset the unfavorable impact of currency depreciation. The net interest margin is generally higher in Brazil due to its relatively high inflation.

        In 2000, net interest revenue rose by EUR 717 million or 8.25% to EUR 9,404 million as compared to 1999. The increase was due to increased volumes in retail and commercial lending and favorable currency exchange differences.

Net Commissions

        In 2001, net commissions, which consist of revenue from payment services, securities, letters of credit and other financial guarantees and commissions generated from the sale of insurance policies, decreased by EUR 666 million to EUR 5,214, or 11.3% as compared to 2000. The decrease was attributable to poor market conditions, which particularly affected securities commissions, which decreased EUR 731 million or 30% in 2001. The decrease in securities commissions was partially offset by the EUR 173 million increase in asset management and trust fund commissions, primarily due to the acquisition of Alleghany Asset Management in February 2001.

        In 2000, net commissions rose by EUR 1,425 million to EUR 5,880 million, or 32.0% as compared to 1999. The increase was attributable to increases in commissions on securities and payment services and asset management and trust fee income.

Results from Financial Transactions

        Results from financial transactions, which reflect primarily securities, foreign exchange and derivatives trading, as well as results from private equity investments, decreased by EUR 17 million, or by 1% to EUR 1,552 million in 2001. Results from financial transactions decreased primarily due to lower foreign exchange trading profits and smaller gains on sales of private equity investments. These declines were partially offset by increased revenues from securities trading.

        In 2000, results from financial transactions increased EUR 195 million or 14.2% to EUR 1,569 million. Results from financial transactions increased primarily due to improved performance from trading in emerging market debt instruments. The results from securities trading remained at the same level as 1999 due to lower performance of fixed income trading.

Other Revenue

        In 2001, other revenue, which consists principally of results from mortgage origination fees, mortgage servicing fees, leasing activities, participating interests, insurance activities and securitizations, increased by EUR 358 million or 30.7%. Similar to 2000, our U.S. mortgage business, which is one of the largest originators of mortgage loans in the United States, contributed to this increase as low interest rates resulted in record levels of origination and offset losses attributable to the impairment charges due to changes in market conditions affecting mortgage servicing rights. In addition, ABN AMRO Lease Holding benefited from the full year consolidation of its acquisition of the Dial Group in 2000. Revenue from securities and participating interests rose by EUR 4 million, primarily from the sale of several minority interests. Other revenues increased by EUR 511 million or 78% in 2000 over 1999 levels due primarily to the Bank's U.S. mortgage business and property development by Bouwfonds, whose results were consolidated for the full year.

Operating Expenses

        Operating expenses, which consists of staff costs, other administrative expenses and depreciation, increased in 2001 by EUR 569 million or 4.3% to EUR 13,771 million. If the impact of acquisitions and higher exchange rates are excluded, the increase was 3.6%. The principal factor increasing operating expenses was general salary increases, although this increase was offset by lower performance-related bonuses in our Wholesale Clients SBU. Another factor increasing operating expenses was increased legal, automation, communication and marketing expenses associated with the restructuring of the Bank into the three global Strategic Business Units. Operating expenses increased in 2000 by EUR 2,593 million or 24.4% to EUR 13,202 million. If the impact of acquisitions, higher exchange rates and the one-time restructuring charge are excluded, the increase was 13.9%. In 2000, operating expenses increased over 1999 levels due to new hirings, the one-time restructuring charge and higher performance-related bonuses.

        In 2001, staffing costs increased by EUR 193 million to EUR 7,653 million. In 2000, staffing costs increased by EUR 1,692 to EUR 7,460 million. The full-time equivalent workforce, including temporary staff, decreased by 1,864 during 2001 to 109,930 at December 31, 2001, after increasing in 2000 by 5,939 employees to 111,794 at December 31, 2000. Staffing costs increased in 2001 but the full-time equivalent workforce decreased, partially as a result of the sale of EAB in the second half of 2001. During 2001, the full-time equivalent workforce in the Consumer & Commercial Clients SBU decreased by 2.8%. The Wholesale Clients SBU decreased its full-time workforce by 2.5%. These decreases were principally due to the closure or sale of our business in certain countries. The Private Clients & Asset Management SBU increased its full-time workforce by 11.5% largely due to the acquisition of Alleghany Asset Management.

        Other administrative expenses, which consists of office overhead, automation costs, advertising costs and other general expenses, increased by EUR 360 million or 7.5% during 2001 to EUR 5,161 million, after increasing EUR 760 million or 18.8% during 2000 to EUR 4,801 million. Information technology, housing and consulting costs in particular increased in both 2000 and 2001 as a result of a variety of automation and efficiency efforts. Non-recurring expenses partly caused administrative expenses to increase in both years.

Provision for Loan Losses

        Provision for loan losses increased by EUR 809 million or 131.1% from EUR 617 million in 2000 to EUR 1,426 million in 2001. The exposure for developing countries is recorded in the Corporate Center and resulted in a charge of EUR 46 million in 2001 following a release of EUR 197 million in 2000, which explains EUR 243 million of the increase. EUR 395 million of the increased provision for loan losses occurred in the Wholesale Clients SBU following several corporate defaults during the year. The provision for loan losses increased at the Consumer & Commercial Clients SBU by EUR 190 million due to: an increase of EUR 252 million in North America as a result of defaults on loans to small and medium sized enterprises as well as losses in the leveraged finance book; EUR 32 million in The Netherlands as a result of defaults on agricultural loans following the foot and mouth crisis in 2001; and EUR 22 million in Brazil as a result of the deterioration of the consumer debt portfolio; offset by decreases in the rest of the world. In 2001, there was no release from the fund for general banking risks compared to the release of EUR 32 million in 2000. However, the fund for general banking risks increased EUR 62 million during 2001 as a result of acquisitions and currency translation differences resulting in the fund's level of EUR 1,381 million at December 31, 2001. The combined profit and loss impact of the provision for loan losses and release from the fund for general banking risks amounted to EUR 585 million in 2000.

        Provision for loan losses fell from EUR 653 million in 1999 to EUR 617 million in 2000. In light of lower exposure in some developing countries, cross-border provisions of EUR 197 million were released in 2000, as compared to the release of EUR 25 million in 1999. Provision for loan losses relating to specific bad debt provisions were higher in 2000, increasing by EUR 136 million or 20.1% to EUR 814 million. In 2000, EUR 32 million was released from the fund for general banking risks and in 1999 EUR 20 million was released. Movements in the fund for general banking risks during 2000 resulted in the fund's level of EUR 1,319 million at December 31, 2000. The combined provision for loan losses and release from the fund for general banking risks amounted to EUR 585 million in 2000 compared to EUR 633 million 1999.

        For further information concerning our loan loss provisioning policy, specific allowances for loan losses and country risk, fund for general banking risks and credit quality ratios, see Item 3.A.—"Selected Financial Data" and notes 4, 14 and 34 to the Consolidated Financial Statements.

Value Adjustments to Financial Fixed Assets

        Value adjustments to financial fixed assets includes unrealized differences in the value of shares in the Bank's investment portfolios arising from the changes in the stock market prices of these shares. In 2001, there was a net decrease of value adjustments to financial fixed assets of EUR 24 million compared to 2000 when there was a net increase of EUR 43 million, following a net decrease of EUR 35 million in 1999.

Income Taxes

        Income taxes on operating profit in 2001 decreased 24.6% in 2001 from EUR 1,324 million to EUR 998 million, mainly attributable to decreased pre-tax income. Income taxes on operating profit in 2000 increased slightly from EUR 1,320 million in 1999 to EUR 1,324 million, which excludes the EUR 301 million income tax benefit in income taxes in connection with the one-time EUR 900 million restructuring charge. The effective tax rate remained flat at 28% for 2001 compared to 2000, which was down from 31.1% in 1999. The effective tax rate is affected by changes in the relative contributions to income from different countries as well as the level of tax exempt income. The primary reason for the decline in 2001 and 2000 was due to higher tax exempt revenues in The Netherlands and Brazil.

Minority Interests

        The share of operating profit after taxes payable to third parties as a result of their minority interests in the Bank decreased from EUR 304 million to EUR 252 million. The reasons contributing to the decrease in minority interests include lower expenses from preference shares as a result of redemptions and the disposition of preference shares issued by the European American Bank as well as our increased ownership percentages in Brazilian and French subsidiaries.

        In 2000, the share of operating profit after taxes payable to third parties as a result of their minority interests in the Bank decreased from EUR 360 million to EUR 304 million, due to our increased ownership in Brazil, an increase in the external shareholders' share of loan losses in our Thai operations and the redemption of preferred shares classified as minority interests in the United States.

Results of Operations by Strategic Business Unit

        Since January 1, 2001, the Bank has been operating under a new structure, which includes three Strategic Business Units, the Corporate Center and an independently managed subsidiary, ABN AMRO Lease Holding N.V. The following discusses the results of operations of each Strategic Business Unit, and the Corporate Center for each of the two most recently completed years. It is impracticable to provide comparable 1999 information for the Strategic Business Units due to the changes in the Bank's structure and the absence of comparable information. The following also discusses the results of operations for ABN AMRO Lease Holding N.V. for each of the three most recently completed years.

Consumer & Commercial Clients Strategic Business Unit

        The following table sets forth selected information pertaining to the Consumer & Commercial Clients SBU for 2001 compared to 2000.

	2001	2000
	(In Millions of EUR Except Branches and Percentages)
Net interest revenue	6,812	6,970
Net commissions	1,852	1,988
Results from financial transactions	272	266
Other revenue	1,267	802

Total revenue	10,203	10,026
Operating expenses	7,052	6,809
Provision for loan losses	802	612
Value adjustments to financial fixed assets	2	0

Operating profit before taxes	2,347	2,605

Total assets	242,796	223,154
Risk weighted assets	158,141	157,385
Full time equivalent staff	73,736	75,867
Number of offices and branches	3,161	3,238
Efficiency ratio (in %)	69.1	67.9

        Operating profit before taxes in 2001 decreased by EUR 258 million or 9.9% to EUR 2,347 million due to increased provisions for loan losses in each of our home markets as a result of increased consumer and commercial loan defaults and a 1.2 percentage point increase in the efficiency ratio.

        Total revenue in 2001 increased EUR 177 million or 1.8% over 2000 levels. Operating expenses increased by EUR 243 million or 3.6% in 2001 as compared to 2000.

Net Interest Revenue

        Net interest revenue decreased in 2001 by EUR 158 million or 2.3%. The decrease was due to the transfer of certain loan portfolios to the Wholesale Clients SBU and the impact of the depreciation of the Brazilian real on our business. The decrease in net interest revenue was partially offset by favorable mortgage portfolio growth in North America, despite a slightly tighter margin.

        Average total assets rose in 2001, up EUR 22 billion or 10% as compared to 2000. Average private sector loan volume increased in 2001 by 6.6% to EUR 105.4 billion as compared to 2000. Loans to corporations increased by 8.7% to EUR 75.4 billion in 2001. Residential mortgage volume increased in 2001 by 3.2% to EUR 87.3 billion.

Net Commissions

        The following table sets forth total net commissions and its components for the Consumer & Commercial Clients SBU for each of the two most recently completed years.

	2001	2000
	(In Millions of EUR)
Payment services	1,018	988
Insurance	174	183
Securities	223	370
Guarantees	68	70
Other	369	377

Total net commissions	1,852	1,988

        Net commissions in 2001 decreased EUR 136 million or 6.8% to EUR 1,852 million as a result of reduced revenues from securities transactions and lower fees resulting from advisory and leasing transactions, as reflected under other commissions, offset by increased fees for payment services. Commissions from securities decreased EUR 147 million or 39.7% due to lower demand for our services by clients and smaller sized orders as a result of poor market conditions. Payment services increased EUR 30 million or 3.0% reflecting greater volumes of payment activity by clients. Insurance commissions stabilized EUR 9 million lower than 2000 due to the decline in sales of life insurance premiums as a result of changes in tax regulations in The Netherlands.

Results from Financial Transactions

        The following table sets forth total results from financial transactions and the principal components thereof for the Consumer & Commercial Clients SBU for 2001 compared to 2000.

	2001	2000
	(In Millions of EUR)
Foreign exchange dealing	109	133
Securities trading	149	123
Other	14	10

Total results from financial transactions	272	266

        In 2001, results from financial transactions increased by EUR 6 million or 2.3%. Results from foreign exchange dealing decreased EUR 24 million in 2001 as a result of reduced client demand for foreign exchange transactions, while securities trading increased EUR 26 million reflecting gains in our market positions.

Other Revenue

        Other revenue for the Consumer & Commercial Clients SBU consists principally of results from insurance activities, participating interests and, to a lesser extent, property development and rental revenue as well as revenue from our U.S. mortgage origination, securitization and servicing business. Other revenue derived from insurance consists of the underwriting results, excluding staff expenses, of ABN AMRO Levensverzekering, our life insurance subsidiary, and our property and casualty insurance subsidiaries, including ABN AMRO Schadeverzekering.

        Other revenue in 2001 rose by EUR 465 million or 58.0% due to the favorable environment in North America for mortgage origination and related revenues. Other revenue increased by 41.7% to

EUR 802 million in 2000 based upon higher revenues from our U.S. mortgage origination, securitization and servicing business.

Operating Expenses

        The following table sets forth operating expenses for the Consumer & Commercial Clients SBU for 2001 compared to 2000.

	2001	2000
	(In Millions of EUR)
Staff costs	3,997	3,822
Other administrative expenses	2,398	2,328
Depreciation	657	659

Total	7,052	6,809

        In 2001, the EUR 243 million or 3.6% increase in operating expenses largely stemmed from the acquisition of Michigan National Corporation and increased costs relating to mortgage origination, offset partially by the sale of European American Bank. Staff costs increased by EUR 175 million or 4.6% to EUR 3,997 million due to performance related pay and the result of new collective labor agreements in The Netherlands and Brazil. Other administrative expenses increased EUR 49 million in 2001 due to higher automation, commercial and legal expenses.

        At year-end 2001, the full-time equivalent workforce, including temporary staff, totaled 73,736, representing a decrease of 2.8% as compared to 2000.

Provision for Loan Losses and Value Adjustments to Financial Fixed Assets

        In 2001, private sector loans rose by EUR 11 billion or 6.5% to EUR 180.8 billion as a result of net acquisitions and organic growth. The provision for loan losses increased in 2001 by EUR 190 million or 31.0%. Risk-weighted total assets amounted to EUR 158,141 million at year-end 2001, up 0.5% or EUR 756 million from 2000.

        Value adjustments to financial fixed assets showed a loss of EUR 2 million in 2001, reflecting unrealized losses on shares held in our share investment portfolio compared to no gain or loss in 2000.

        Set forth below is a discussion of selected financial information for the geographic business units of the Consumer & Commercial Clients Strategic Business Unit.

The Netherlands

        The following table sets forth selected information pertaining to the Netherlands Business Unit for 2001 compared with 2000.

	2001	2000
	(In Millions of EUR)
Net interest revenue	2,102	2,382
Net commissions	697	763
Results from financial transactions	56	54
Other revenue	134	81

Total revenue	2,989	3,280
Operating expenses	2,596	2,561
Provision for loan losses	108	76
Value adjustments to financial fixed assets	1	—

Operating profit before taxes	284	643

        In 2001, The Netherlands Business Unit of the Commercial & Commercial Clients SBU experienced a decrease of EUR 359 million or 55.8% in operating profits before taxes as compared to 2000. The decrease in 2001 was due to a EUR 291 million or 8.9% decrease in revenue and slightly increased operating expenses and loan loss provisions. The decrease in revenue was largely attributable to a EUR 280 million decrease in interest as a result of decreased net interest revenue following the transfer of some portfolios to the Wholesale Clients SBU. Net commissions in 2001 decreased EUR 66 million or 8.7% to EUR 697 million due to a reduction in securities transactions by customers following the record levels set in 2000. Results from financial transactions in 2001 increased by EUR 2 million or 3.7% as compared to 2000. This was mainly due to trading profits from positions taken by the regional treasury desks. In 2001, other revenue for The Netherlands Business Unit increased EUR 53 million or 65.4% to EUR 134 million, as a result of higher insurance revenues at the Dutch insurance subsidiaries and revenue from participating interests.

        The EUR 35 million or 1.4% increase in operating expenses largely stemmed from increased staff costs resulting from the collective labor agreement, costs related to the introduction of the euro and an increase in marketing costs. The provision for loan losses increased in 2001 by EUR 32 million or 42.1%. This was mainly caused by defaults on agricultural loans following the foot and mouth crisis in The Netherlands in the first half of 2001. Value adjustments to financial fixed assets showed a loss of EUR 1 million in 2001 after no loss in 2000, reflecting unrealized losses on shares held in our investment portfolio.

        Our market share in the mortgage market decreased to 18.2% in 2001 from 19.5% in 2000 due to our continued strategy to concentrate more on quality and profitability and less on market share.

        At year-end 2001, the full-time equivalent workforce, including temporary staff, of The Netherlands Business Unit totaled 26,977. January 15, 2002 marked the end of the period in which 75% of the employees of The Netherlands Business Unit could express their intention to make use of a voluntary staff departure scheme. As part of the program, 6,673 employees opted to either resign voluntarily and receive a voluntary leaver premium or for early retirement. The composition and the number of employees opting for the voluntary leaver premium differed from what was initially expected. An additional provision of EUR 147 million was therefore accrued as an extraordinary item in the Corporate Center. At year-end 2000, the full-time equivalent workforce, including temporary staff, of The Netherlands Business Unit totaled 28,955.

North America

        The following table sets forth selected information pertaining to the North America Business Unit for 2001 compared to 2000.

	2001	2000
	(In Millions of EUR)
Net interest revenue	2,652	2,340
Net commissions	815	585
Results from financial transactions	133	57
Other revenue	652	436

Total revenue	4,252	3,418
Operating expenses	2,378	1,990
Provision for loan losses	442	190

Operating profit before taxes	1,432	1,238

        In 2001, the North America Business Unit of the Consumer & Commercial Clients SBU achieved an increase of EUR 194 million or 15.7% in operating profits before taxes as compared to 2000. The increase in 2001 reflected a EUR 312 million or 13.3% increase in net interest revenue to EUR 2,652 million and a EUR 522 million increase in non-interest revenue, offset by a EUR 388 million increase in operating expenses and a EUR 252 million increase in provisions for loan losses. The primary reason for the increase in revenue was the higher volume of mortgage origination and the related fee income generated as well as the acquisition of Michigan National Corporation, offset in part by the sale of European American Bank. Net commissions in 2001 increased EUR 230 million or

39.3% to EUR 815 million as a result of an increase in banking transactions and commissions from brokerage activities.

        Results from financial transactions in 2001 increased by EUR 76 million or 133.3% as compared to 2000 due largely to profits from the sale of retail oriented fixed income securities to broker-dealers. In 2001, other revenue for the North America Business Unit increased EUR 216 million to EUR 652 million, primarily due to the decrease in U.S. interest rates during 2001 which led to a record year for mortgage origination and the related fee income generated. In addition, the increase in other revenue resulted from profits realized on the sale of a merchant credit card processing business and the sale of 23 non-strategic branches.

        The EUR 388 million or 19.5% increase in operating expenses largely stemmed from costs related to a higher volume of mortgage origination activity that necessitated an increase in mortgage-related expenses, the acquisition of Michigan National Corporation and higher incentive compensation.

        The provision for loan losses increased in 2001 by EUR 252 million or 132.6% to EUR 442 million. The increase in the provision for loan losses resulted from losses in the leveraged finance book as well as defaults on loans to small and medium sized enterprises. In early 2001, the Bank decided to exit the leveraged finance business in the United States and reduce the size of this portfolio.

        At year-end 2001, the full-time equivalent workforce, including temporary staff, of the North America Business Unit totaled 18,217, an increase of 6.9% compared to 2000. This reflects the acquisition of Michigan National Corporation and organic growth, offset by the sale of European American Bank.

Brazil

        The following table sets forth selected information pertaining to the Brazil Business Unit for 2001 compared to 2000.

	2001	2000
	(In Millions of EUR)
Net interest revenue	1,520	1,594
Net commissions	226	362
Results from financial transactions	44	35
Other revenue	130	122

Total revenue	1,920	2,113
Operating expenses	1,290	1,427
Provision for loan losses	193	171

Operating profit before taxes	437	515

        In 2001, the Brazil Business Unit of the Consumer & Commercial Clients SBU experienced a decrease of EUR 78 million or 15.1% in operating profits before taxes as compared to 2000. Total revenue in 2001 decreased EUR 193 million or 9.1% from 2000 levels. The decrease in operating profits before taxes and the total revenue decrease in 2001 were attributable to the 19% depreciation of the average Brazilian real/euro exchange rate in 2001 compared to 2000. Excluding the negative foreign exchange effect, revenues increased 12% in 2001 due to increased volumes and a slightly improved net interest margin.

        Net interest revenue decreased in 2001 by EUR 74 million or 4.6% as a result of the 19% depreciation of the average Brazilian real/euro exchange rate, offset by increased loan volumes generating higher Brazilian real interest revenue. Net commissions in 2001 decreased EUR 136 million or 37.6% to EUR 226 million due to the lower cost of fees on auto financing in 2000. Results from financial transactions in 2001 increased by EUR 9 million or 25.7% as compared to 2000. This was mainly driven by our treasury positions in a volatile market. In 2001, other revenue for the Brazil Business Unit increased EUR 8 million or 6.6% to EUR 130 million, due to greater underwriting activity in the insurance business.

        The EUR 137 million or 9.6% decrease in operating expenses largely stemmed from the impact of the decrease in the average foreign exchange rate and cost control programs. The provision for loan losses increased in 2001 by EUR 22 million or 12.8% to EUR 193 million. This was mainly caused by a one-time provisioning in the consumer debt portfolio, especially relating to auto financing.

        At year-end 2001, the full-time equivalent workforce, including temporary staff, of the Brazil Business Unit totaled 20,932, an increase of 76 compared to 2000.

Rest of the World

        The following table sets forth selected information pertaining to the operations of the Consumer & Commercial Clients SBU in the rest of the world for 2001 compared with 2000.

	2001	2000
	(In Millions of EUR)
Net interest revenue	538	654
Net commissions	114	278
Results from financial transactions	39	120
Other revenue	351	163

Total revenue	1,042	1,215
Operating expenses	788	831
Provision for loan losses	59	175
Value adjustments to financial fixed assets	1	—

Operating profit before taxes	194	209

        In 2001, the operations of the Consumer & Commercial Clients SBU in the rest of the world experienced a decrease of EUR 15 million or 7.2% in operating profits before taxes as compared to 2000. The decrease was due to lower revenues largely offset by lower expenses and a lower provision for loan losses. Total revenue in 2001 decreased EUR 173 million or 14.2% from 2000 levels due to lower results at Bank of Asia, Banca di Roma in Italy and the Kereskedelmi és Hitelbank in Hungary.

        Net interest revenue decreased in 2001 by EUR 116 million or 17.7%. Net commissions in 2001 decreased EUR 164 million or 59.0% to EUR 114 million. Results from financial transactions in 2001 decreased by EUR 81 million or 67.5% as compared to 2000. In each case, the decrease was principally due to the deconsolidation of our interest in Hungary. We now own 40% of the merged entity Kereskedelmi és Hitelbank, and reflect these results solely under other revenue from securities and participating interests. In addition, the decrease was due to the sale or closure of our operations in certain countries and the transfer of our operations in the Phillipines, Indonesia and Columbia to the Wholesale Clients SBU. The decrease was also due to the write-off of non-recurring costs related to an automated brokerage project.

        In 2001, other revenue for the operations of the Consumer & Commercial Clients SBU in the rest of the world increased EUR 188 million or 115.3% to EUR 351 million, as a result of profits from the sale of certain operations including an insurance company in Hungary. In 2001, the EUR 43 million or 5% decrease in operating expenses largely stemmed from the deconsolidation of our interest in Hungary and the sale, closure or transfer of our operations in certain countries.

        The provision for loan losses decreased in 2001 by EUR 116 million or 66.3% to EUR 59 million. This was mainly caused by lower loan loss provisions at the Bank of Asia and Bouwfonds. Value adjustments to financial fixed assets showed a loss of EUR 1 million in 2001, reflecting unrealized losses on shares held in our share investment portfolio.

        At year-end 2001 and 2000, the full-time equivalent workforce, including temporary staff, of the Consumer & Commercial Clients SBU in the rest of the world totaled 7,688 and 9,513, respectively.

Wholesale Clients Strategic Business Unit

        The following table sets forth selected information pertaining to the Wholesale Clients SBU for 2001 compared to 2000.

	2001	2000
	(In Millions of EUR Except Staff, Offices, Branches and Percentages)
Net interest revenue	2,378	1,683
Net commissions	2,220	2,819
Results from financial transactions	1,322	1,456
Other revenue	273	436

Total revenue	6,193	6,394
Operating expenses	5,302	5,175
Provision for loan losses	543	148
Value adjustments to financial fixed assets	20	(43)

Operating profit before taxes	328	1,114

Total assets	294,711	269,665
Risk-weighted assets	95,171	88,451
Full-time equivalent staff	22,423	23,003
Number of offices and branches	173	274
Efficiency ratio (in %)	85.6	80.9

        In 2001, the Wholesale Clients SBU had a EUR 786 million or 70.6% decrease in operating profit before taxes as compared to 2000. The decrease in 2001 was due to lower revenues as a result of difficult market conditions, higher expenses and higher provisions for loan losses. Total revenue in 2001 decreased EUR 201 million or 3.1% from 2000 levels. Operating expenses increased by EUR 127 million or 2.5% in 2001 as compared to 2000.

Net Interest Revenue

        Net interest revenue increased in 2001 by EUR 695 million or 41.3%. Net interest revenue increased in 2001 due to favorable developments in interest margins and the transfer of loan portfolios from the Consumer & Commercial Clients SBU.

Net Commissions

        The following table sets forth total net commissions and the components thereof for the Wholesale Clients SBU for 2001 compared to 2000.

	2001	2000
	(In Millions of EUR)
Payment services	352	374
Insurance	5	4
Securities	1,197	1,709
Other	666	732

Total net commissions	2,220	2,819

        Net commissions for 2001 decreased by EUR 599 million or 21.2% to EUR 2,220 million. Securities commissions for 2001 decreased by EUR 512 million or 30.0% to EUR 1,197 million. This decrease was due to unfavorable market conditions. Payment services and transactions decreased by

EUR 22 million or 5.8% due to a decreased volume of transactions and a lower fee structure. Other net commissions, which is comprised of guarantee fees, merger and acquisition fees, structured finance fees and other fees for advisory and other intermediary services, decreased by EUR 66 million in 2001 as a result of decreased corporate finance activity.

Results from Financial Transactions

        The following table sets forth the results from financial transactions and its components for the Wholesale Clients SBU for 2001 compared to 2000.

	2001	2000
	(In Millions of EUR)
Securities trading	676	301
Foreign exchange dealing	343	409
Derivatives trading	466	496
LDC debt trading	6	32
Other	(169)	218

Total results from financial transactions	1,322	1,456

        Results from financial transactions in 2001 decreased EUR 134 million or 9.2% as compared to 2000. This was mainly because of write-downs in the private equity portfolio, compared to gains from sales of equity interests in our private equity business in 2000. The decrease in other results from financial transactions in 2001 was offset by an increase of EUR 375 million or 124.6% in securities trading due to our market positions at the time of the various interest rate movements in 2001 and the losses in 2000 relating to the Bank's underwriting of the WorldOnline N.V. initial public offering.

Other Revenue

        Other revenue for the Wholesale Clients SBU consists principally of revenue from and sales of participating interests. In 2001, other revenue decreased EUR 163 million or 37.4% to EUR 273 million due to lower revenue from participating interests despite profits from the sale of our consumer banking activities in Argentina, Venezuela, Chile and our brokerage business in Greece.

Operating Expenses

        The following table sets forth operating expenses for 2001 compared to 2000.

	2001	2000
	(In Millions of EUR)
Staff costs	2,869	2,977
Other administrative expenses	2,208	1,991
Depreciation	225	207

Total	5,302	5,175

        In 2001, operating expenses increased by EUR 127 million or 2.5% to EUR 5,302 million, mainly due to the acquisition of the prime brokerage, corporate finance, domestic equities and futures and options businesses of ING Barings in North America. The 2001 increase in operating expenses was mitigated in part by lower performance related bonuses. Depreciation increased by EUR 18 million or 8.7% in 2001, due to the investment in previous years in information technology.

        At year-end 2001, the full-time equivalent workforce, including temporary staff, totaled 22,423, representing a decrease of 2.5% as compared to 2000. Adjusted for acquisitions, divestitures, transfer of businesses and a reduction in the number of information technology contractual workers, the full-time equivalent workforce decreased by 6.0%. At year-end 2000, the full-time equivalent workforce, including temporary staff, totaled 23,003.

Provision for Loan Losses and Value Adjustments to Financial Fixed Assets

        For 2001, provision for loan losses increased by EUR 395 million or 267% to EUR 543 million. This was mainly caused by the higher provisioning for wholesale clients in the United States and Europe due to several corporate defaults during the year.

        Risk-weighted total assets of the Wholesale Clients SBU amounted to EUR 95,171 million at year-end 2001, an increase of 7.6% compared to year-end 2000. In 2001, value adjustments to financial fixed assets showed a loss of EUR 20 million, reflecting unrealized losses on shares held in the investment portfolio.

Private Clients & Asset Management Strategic Business Unit

        The following table sets forth selected information pertaining to Private Clients & Asset Management SBU for 2001 compared to 2000.

	2001	2000
	(In Millions of EUR Except Staff, Offices, Branches and Percentages)
Net interest revenue	330	393
Net commissions	983	920
Results from financial transactions	43	23
Other revenue	63	115

Total revenue	1,419	1,451
Operating expenses	1,136	992
Provision for loan losses	13	1

Operating profit before taxes	270	458

Total assets	16,653	15,887
Risk weighted assets	6,529	5,942
Full time equivalent staff	5,879	5,275
Number of offices and branches	38	35
Efficiency ratio (in %)	80.1	68.4

        Operating profit before taxes decreased by 41.0% or EUR 188 million to EUR 270 million in 2001, due to lower revenues and higher expenses.

        Total revenue in 2001 decreased EUR 32 million or 2.2% over 2000 levels. The 2001 decrease was due to poor market conditions and a reduction in client activities, resulting in a reduction in assets under management and reduced demand for commission-based services. These declines were partly offset by the contribution to operations from Alleghany Asset Management. Operating expenses increased by EUR 144 million or 14.5% in 2001 as compared to 2000 due to the acquisition of Alleghany Asset Management, as well as increased expenditures within the Private Clients Business Unit as a result of the increased staff costs in France related to the implementation of the 35 hour work week and expenditures associated with strengthening our presence in key European markets.

Net Interest Revenue

        In 2001, net interest revenue decreased by 63 million or 16.0% to EUR 330 million due to lower results achieved by the Asset Management Business Unit.

Net Commissions

        The following table sets forth total net commissions and its components for the Private Clients & Asset Management SBU for 2001 compared to 2000.

	2001	2000
	(In Millions of EUR)
Payment services	26	23
Securities	254	326
Asset management and trust services	663	514
Other	40	57

Total net commissions	983	920

        Securities commissions decreased in 2001 by EUR 72 million or 22.1% to EUR 254 million due to a reduction in brokerage fees and custody fees attributable to reduced client activities caused by poor market conditions. Asset management and trust services income in 2001 increased EUR 149 million or 29.0% to EUR 663 million mainly as a result of the acquisition of Alleghany Asset Management. Net commission revenue from payment services increased in 2001 by EUR 3 million or 13% compared to 2000. The increase in 2001 was due to the effect of the Alleghany Asset Management acquisition and its impact on commissions for asset management and trust services.

        Assets under management worldwide increased 34.4% from EUR 128 billion at year-end 2000 to EUR 172 billion at year-end 2001. The acquisition of Alleghany Asset Management contributed USD 43 billion to the growth of assets under management. Assets under administration worldwide remained stable at EUR 105 billion at December 31, 2001 compared to EUR 107 billion at December 31, 2000.

Results from Financial Transactions

        The following table sets forth total results from financial transactions and the principal components thereof for the Private Clients & Asset Management SBU for 2001 compared with 2000.

	2001	2000
	(In Millions of EUR)
Foreign exchange dealing	34	20
Securities and other results from financial transactions	9	3

Total results from financial transactions	43	23

        In 2001, results from financial transactions increased by EUR 20 million or 87.0%. This was primarily due to an increase in foreign exchange transactions.

Other Revenue

        Other revenue for the Private Client & Asset Management SBU stems principally from life insurance fees and premiums in France and Luxembourg and pension fund management revenue in the Czech Republic. In 2001, other revenue decreased EUR 52 million or 45.2% due to a decrease in the sale of life insurance by our French subsidiary, NSM Vie, and lower pension fund management revenue.

Operating Expenses

        The following table sets forth the operating expenses and the components thereof for the Private Clients & Asset Management SBU for 2001 compared with 2000.

	2001	2000
	(In Millions of EUR)
Staff costs	598	448
Other administrative expenses	499	498
Depreciation	39	46

Total	1,136	992

        In 2001, operating expenses increased due to the EUR 150 million or 33.5% increase in staff costs as a result of the costs related to the restructuring of the Private Clients Business Unit, the enforcement of the 35 hour work week in France and the acquisition of Alleghany Asset Management.

        At year-end 2001, the full-time equivalent workforce, including temporary staff, totaled 5,879, representing an 11.5% increase as compared to 2000.

Provision for Loan Losses and Value Adjustments to Financial Fixed Assets

        For 2001, provision for loan losses increased by EUR 12 million to EUR 13 million due to losses in our Private Clients Business Unit.

        Risk-weighted total assets of the Private Clients & Asset Management SBU amounted to EUR 6,529 million at year-end 2001, an increase of 9.9% compared to year-end 2000.

        Set forth below is a discussion of selected financial information for the business units of the Private Clients & Asset Management Strategic Business Unit.

Private Clients

        The following table sets forth selected information pertaining to the Private Clients Business Unit for 2001 compared with 2000.

	2001	2000
	(In Millions of EUR)
Net interest revenue	308	285
Net commissions	450	606
Results from financial transactions	43	20
Other revenue	45	83

Total revenue	846	994
Operating expenses	663	638
Provision for loan losses	13	1

Operating profit before taxes	170	355

        In 2001, the Private Clients Business Unit of the Private Clients & Asset Management SBU experienced a decrease of EUR 185 million in operating profits before taxes as compared to 2000, as a result of lower revenues. Total revenue in 2001 decreased EUR 148 million or 14.9% over 2000 levels. This was principally due to poor market conditions and the impact it had on client demand for services.

        Net interest revenue increased in 2001 by EUR 23 million or 8.1% due to higher volumes of interest earning assets and better margins in respect of such assets. Net commissions in 2001 decreased EUR 156 million or 25.7% to EUR 450 million, primarily due to difficult market conditions resulting in lower fees for brokerage and custody activities.

        Results from financial transactions in 2001 increased by EUR 23 million as compared to 2000, mainly as a result of increased foreign exchange transactions on behalf of clients. In 2001, other revenue for the Private Clients Business Unit, which consists of results from our life insurance activities, decreased EUR 38 million to EUR 45 million, due to a decrease in the sale of life insurance by our subsidiary, NSM Vie in France. The EUR 25 million or 3.9% increase in operating expenses largely stemmed from costs incurred as part of the restructuring, increased staff costs related to the enforcement of the 35 hour work week in France and expenditures related to strengthening our presence in key European markets.

        The provision for loan losses increased in 2001 by EUR 12 million to EUR 13 million. This was mainly caused by losses in our Private Clients Business Unit.

Asset Management

        The following table sets forth selected information pertaining to the Asset Management Business Unit for 2001 compared to 2000.

	2001	2000
	(In Millions of EUR)
Net interest revenue	22	108
Net commissions	533	314
Results from financial transactions		3
Other revenue	18	32

Total revenue	573	457
Operating expenses	473	354

Operating profit before taxes	100	103

        In 2001, the Asset Management Business Unit of the Private Clients & Asset Management SBU had a decrease of EUR 3 million or 2.9% in operating profits before taxes as compared to 2000. Total revenue in 2001 increased EUR 116 million or 25.4% and operating expenses increased EUR 119 million or 33.6% over 2000 levels, largely as a result of the acquisition of Alleghany Asset Management. Net interest revenue decreased in 2001 by EUR 86 million or 79.6% mainly due to the transfer of certain portfolios to the other SBU's. Net commissions in 2001 increased EUR 219 million or 69.7% to EUR 533 million due to the acquisition of Alleghany Asset Management, despite divestments in France and Hungary.

        Results from financial transactions in 2001 decreased by EUR 3 million or 100% as compared to 2000. This was mainly due to lower foreign exchange income. In 2001, other revenue for the Asset Management Business Unit, which consists mainly of results from managing pension funds in the Czech Republic, decreased EUR 14 million or 43.8% to EUR 18 million. Other revenue decreased largely because there was not a profit realized in 2001 which was comparable to the profit realized in 2000 on the sale of our asset management activities in France.

Corporate Center

        The following table sets forth selected information pertaining to the Corporate Center for 2001 compared to 2000.

	2001	2000
	(In Millions of EUR Except Staff, Offices, Branches and Percentages)
Net interest revenue	327	146
Net commissions	(18)
Results from financial transactions	(85)	(176)
Other revenue	25

Total revenue	249	(30)
Operating expenses	(240)	(200)
Provision for loan losses	46	(229)
Value adjustments to financial fixed assets	2

Operating profit before taxes	441	399

Total assets	32,712	25,079
Risk weighted assets	3,530	2,973
Full time equivalent staff	586	579

        The Corporate Center, in its governance role, manages the Bank's capital resources. It has cash, investment and other assets equal to risk weighted assets of EUR 3.5 billion at December 31, 2001, an increase of EUR 0.5 billion compared to 2000. This increase was largely due to the receipt of cash proceeds following the sale of European American Bank.

        In 2001, the Corporate Center experienced an increase of EUR 42 million or 10.5% in operating profit before taxes compared to 2000. The increase in 2001 was largely due to increased interest revenue earned on the sale proceeds of European American Bank and lower losses on foreign exchange positions to hedge U.S. dollar results, partially offset by loan loss provisions. Total revenue in 2001 increased EUR 279 million over 2000 levels.

        The Corporate Center allocates its costs for support functions either upon internal management evaluations or on a contractual basis. One cost incurred by the Corporate Center is the premium for The Netherlands-based pension plan. Given the strong performance of the pension plan in 2001, as in 2000 and 1999, a pension holiday was declared and no contribution was required. However, in order to reflect a consistent charge for pension costs, a charge is made from the Corporate Center to each of the Strategic Business Units, regardless of whether or not a pension holiday is available. As a result of the full allocation of costs and the receipt of pension premiums from the Strategic Business Units, the Corporate Center has a positive net operating expense that contributes to net profit. In 2001, this positive operating expense is EUR 240 million or EUR 40 million higher than the EUR 200 million in 2000.

Net Interest Revenue

        The Corporate Center, as part of its role to allocate capital, has a portfolio of assets to invest. Net interest revenue increased in 2001 by EUR 181 million or 124% to EUR 327 million. The increase was due to additional assets available for investing including the sale proceeds from European American Bank.

Net Commissions

        Net commissions represents the cost of commissions paid to execute transactions related to our investments. This cost was EUR 18 million in 2001 compared to no charge in 2000, as such costs were not invoiced.

Results from Financial Transactions

        Results from financial transactions represent the results of positions taken to stabilize the foreign exchange results of the Bank, especially exposure to the U.S. dollar. Developments in these positions were less volatile in 2001, resulting in an increase of EUR 91 million or 51.7%, to a loss of EUR 85 million, instead of a loss of EUR 176 million in 2000.

Other Revenue

        Other revenue for the Corporate Center consists of proceeds on the sale of shares and dividends from participations considered to be owned by the Corporate Center. In 2001, other revenue was EUR 25 million. In 2000, these revenues were realized in the Wholesale Clients SBU and were not considered to be part of the Corporate Center.

Operating Expenses

        The Corporate Center incurs a premium for The Netherlands-based pension plan. As a result of the full allocation of pension costs to and the receipt of pension premiums from each of the SBUs, the Corporate Center had a positive operating expense in 2001 of EUR 240 million or EUR 40 million higher than the EUR 200 million in 2000.

Provision for Loan Losses and Value Adjustments to Financial Fixed Assets

        For 2001, provision for loan losses increased by EUR 275 million to EUR 46 million. This was mainly caused by an adjustment in the provisions for loan losses in respect of the Bank's lesser developed country portfolio, following releases from this provision in 2000.

        Risk-weighted total assets of the Corporate Center amounted to EUR 3.5 billion at year-end 2001, a 18.7% increase compared to EUR 3.0 billion at year-end 2000. In 2001, value adjustments to financial fixed assets increased to EUR 2 million. This was due to unrealized losses on shares in our investment portfolios.

ABN AMRO Lease Holding

        The following table sets forth selected information pertaining to ABN AMRO Lease Holding for each of the three most recently completed years.

	2001(1)	2000(1)	1999(1)
	(In Millions of EUR Except Staff, Offices, Branches and Percentages)
Net interest revenue	243	212	198
Net commissions	177	153	116
Other revenue	350	263	238

Total revenue	770	628	552
Operating expenses	521	426	404
Provision for loan losses	22	53	20

Operating profit before taxes	227	149	128

Total assets	10,491	9,384	8,471
Risk weighted assets	10,016	9,102	7,935
Full time equivalent staff	7,306	7,070	5,278
Number of offices and branches	102	47	37

(1)
This selected financial information may differ from published financial statements of ABN AMRO Lease Holding as the data above have been adjusted to reflect the elimination of intercompany transactions.

        In 2001, operating profit before taxes improved 52.3% from EUR 149 million to EUR 227 million, following 2000's increase of 16.4% over 1999. The increase in 2001 was primarily due to the acquisition of the Dial Group in June 2000. The leasing portfolio grew from EUR 8.6 billion to EUR 9.5 billion, a 10.5%, increase, and consolidated total assets grew by 11.8% to EUR 10.5 billion at the end of 2001. The number of vehicles under management decreased by 0.1 million to 1.1 million by the end of 2001.

        At the end of 2001, fleet leases comprised virtually all of our leasing portfolio. The number of employees grew to 7,306, of whom more than 1,359 work in The Netherlands.

        In 2000, operating profit before taxes improved from EUR 128 million to EUR 149 million, following 1999's increase of 5.8%. The leasing portfolio grew from EUR 7.8 billion to EUR 8.7 billion, a 11.5% increase and consolidated total assets grew by 10.8% to EUR 9.4 billion at the end of 2000. The number of vehicles under management increased by 0.6 million to 1.2 million by the end of 2000.

        At the end of 2000, fleet leases made almost 100% of our leasing portfolio. The number of employees grew to 7,152, of whom more than 1,386 work in The Netherlands.

Reconciliation of Net Profit under U.S. GAAP

        Net profit in 2001 in accordance with U.S. GAAP was EUR 1,884 million lower than net profit in accordance with Dutch GAAP. The decrease was principally the net result of: (i) a charge of EUR 1,112 million for goodwill amortization associated with our acquisitions, of which EUR 589 million related to North American acquisitions (under Dutch GAAP all goodwill is charged to shareholders' equity at the time of acquisition); (ii) changes to contingencies of EUR 826 million, including the recognition of EUR 793 million in restructuring charges reported under extraordinary expenses in 2000 under Dutch GAAP; (iii) higher pension costs of EUR 307 million following the pension holiday under Dutch GAAP and a charge for curtailment; (iv) EUR 127 million in additional amortization expense related to capitalized internal use software; and (v) a EUR 97 million charge to establish an impairment reserve under U.S. GAAP for mortgage servicing rights, offset in part by (a) the EUR 518 million related tax effects of the reconciliation adjustments and (b) an increase in net gains from securities available for sale of EUR 129 million attributable to differences in accounting for realized gains and losses in investment portfolios. Pre-tax profit before taxes for North American operations for 2001 in accordance with U.S. GAAP would have been EUR 589 million lower than operating profit before taxes under Dutch GAAP, giving effect only to the charges under U.S. GAAP for goodwill amortization for North American acquisitions.

        Net profit in 2000 in accordance with U.S. GAAP was EUR 72 million higher than net profit in accordance with Dutch GAAP. The increase was principally the net result of: (i) an increase of EUR 741 million relating to the reversal of the one-time restructuring charge previously described, and the adaptation of computer systems for the Euro and for Year 2000 compliance; (ii) an increase in results from financial transactions of EUR 232 million attributable to differences in valuation of derivatives transactions; (iii) an increase of EUR 183 million due to capitalization of software costs, offset in part by (a) a charge of EUR 422 million for goodwill associated with our acquisitions, of which EUR 177 million related to North American acquisitions, (b) higher pension costs of EUR 204 million due to lowering the standard retirement age from 65 to 62 and a premium holiday in connection with the pension fund, (c) a decrease in net gains from securities available for sale of EUR 131 million attributable to differences in accounting for realized gains and losses in investment portfolios, and (d) the related tax effects of the reconciliation adjustments. Pre-tax profit before taxes for North American operations for 2000 in accordance with U.S. GAAP would have been EUR 177 million lower than operating profit before taxes under Dutch GAAP, giving effect only to the charges under U.S. GAAP for goodwill amortization for North American acquisitions.

        Net profit in 1999 in accordance with U.S. GAAP was EUR 619 million lower than net profit in accordance with Dutch GAAP. The decrease was principally the net result of: (i) a decrease in results from financial transactions of EUR 453 million attributable to differences in the accounting for certain derivative hedge transactions; (ii) a charge of EUR 343 million for goodwill associated with our acquisitions, of which EUR 155 million related to North American acquisitions; (iii) higher pension costs of EUR 98 million due to a decrease in average discount rates for the calculation of the service costs; (iv) a charge of EUR 69 million under U.S. GAAP relating to the adaptation of computer systems for the Euro and for the year 2000, which were provisioned under Dutch GAAP in preceding years, offset in part by (a) an increase of EUR 157 million due to capitalization of software costs (following the adoption of SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" for US GAAP purposes), (b) an increase in net gains from securities available for sale of EUR 83 million attributable to differences in accounting for realized gains and losses in investment portfolios, and (c) the related tax effects of the reconciliation adjustments. Pre-tax profit before taxes for North American operations for 1999 in accordance with U.S. GAAP would have been EUR 155 million lower than operating profit before taxes under Dutch GAAP, giving effect only to the charges under U.S. GAAP for goodwill amortization for North American acquisitions.

Capital Resources

        The following table shows our capital at December 31, 2001, 2000 and 1999.

	At December 31,
	2001	2000	1999
	(In Millions of EUR)
Ordinary Share capital	862	851	832
Preference share capital	813	823	823
Convertible preference shares	2	2	3

Share capital	1,677	1,676	1,658
Ordinary Share premium reserves	2,486	2,497	2,443
Convertible preference share premium reserves	18	21	37
Other reserves	7,606	8,329	7,849

Shareholders' equity	11,787	12,523	11,987
Minority interests	4,556	5,287	4,945

Group equity	16,343	17,810	16,932
Fund for general banking risks	1,381	1,319	1,232
Subordinated debt	16,283	13,405	10,717

Group capital	34,007	32,534	28,881

        Group capital at year-end 2001 totaled EUR 34,007 million, up EUR 1,473 million or 4.5% from year-end 2000. Shareholders' equity decreased by EUR 736 million from EUR 12,523 million to EUR 11,787 million, mainly as a result of retained profits and stock dividends of EUR 2,642 million and a goodwill charge of EUR 3,186 million. The goodwill charge of EUR 3,186 million represented the difference between cost and net asset value of acquisitions. The charge was mainly incurred on: a charge of EUR 2,146 million in connection with the acquisition of Michigan National Corporation, a charge of EUR 764 million in connection with the purchase of Alleghany Asset Management, and a charge of EUR 173 million in connection with the purchase of ING Baring's North American brokerage business. In 2001, 6.9 million Ordinary Shares were repurchased at an average price of EUR 20.97, of which 2 million Ordinary Shares were reissued at an average price of EUR 11.03. In addition, the exercise of staff options at an average price of EUR 15.44 caused the issuance of 0.5 million new Ordinary Shares. Moreover, 0.1 million preference shares were converted into 0.4 million Ordinary Shares against an additional payment of EUR 0.79 per Ordinary Share. As a consequence, shareholders' equity decreased by EUR 0.7 million.

        Minority interests decreased EUR 731 million mainly from the redemption of EUR 415 million of preference shares and the disposition of EUR 413 million of preference shares issued by European American Bank.

        The fund for general banking risks increased in 2001, rising by EUR 62 million from EUR 1,319 million to EUR 1,381 million, due to a positive currency translation difference of EUR 40 million and the net effect of acquisitions of EUR 22 million.

        Subordinated debt increased by EUR 2.9 billion in 2001. New subordinated debt of EUR 4 billion was issued, of which EUR 2.3 billion was issued through ABN AMRO Netherlands. Redemption of subordinated debt equaled EUR 1.6 billion in 2001. Subordinated debt increased in 2001 by EUR 308 million as a result of higher currency exchange rates.

        Group capital at year-end 2000 totaled EUR 32,534 million, up EUR 3,653 million or 12.6% from year-end 1999. Shareholders' equity, one of the components of group capital, increased by EUR 536 million or 4.5% from EUR 11,987 million to EUR 12,523 million, mainly as a result of retained profits and stock dividends of EUR 1,846 million and a goodwill charge of EUR 1,453 million. The goodwill charge of EUR 1,453 million represented the difference between cost and net asset value of acquisitions. The charge was mainly incurred on: a charge of EUR 489 million in connection with the acquisition of Bouwfonds, a charge of EUR 378 million in connection with the acquisition of Dial Group, a charge of EUR 108 million in connection with the acquisition of Kwang Hua, and a charge of EUR 71 million in connection with the acquisition of Fidelity Leasing.

        In 2000, the exercise of staff options at an average price of EUR 14.91 caused the number of Ordinary Shares to increase by 34.8 million. In addition, 0.6 million preference shares were converted into 2.5 million Ordinary Shares against an additional payment of EUR 0.79 per Ordinary Share. As a consequence, shareholders' equity rose by EUR 55 million.

        Minority interests increased by EUR 342 million to EUR 5,287 million due to positive exchange rate differences of EUR 413 million, the redemption and repurchase of EUR 528 million of preference shares and other new minority interests of EUR 541 million. The partial repurchase of minority shareholders of ABN AMRO Banco Real led to a EUR 170 million decrease in minority interests.

        The fund for general banking risks increased in 2000 by EUR 87 million from EUR 1,232 million to EUR 1,319 million, due to a positive currency translation difference (a part of the fund is held in US dollars for covering banking risks denominated in US dollars) of EUR 57 million, a release to the profit and loss account of EUR 32 million (before taxes) and other movements of EUR 51 million.

        Subordinated capital increased by EUR 2.7 billion, of which EUR 2.4 billion was due to the issuance of subordinated debt and EUR 0.4 billion was due to currency exchange differences.

        For an analysis of our shareholders' equity under U.S. GAAP, see note 45 to the Consolidated Financial Statements.

        Our overall capital resources policy is maintained with reference to the supervisory requirements of the Dutch Central Bank, which applies a capital ratio based on BIS guidelines as the principal measure of capital adequacy. This ratio compares a bank's capital, which is divided into three tiers, with its assets and off-balance sheet exposures weighted according to broad categories of relative credit risk. The minimum total capital ratio standard is 8.0% of risk weighted assets and the minimum Tier 1 capital ratio is 4.0% of risk weighted assets.

        Our total capital base increased by 8.7% to EUR 29,814 million in 2001. At year-end 2001, our Tier 1 capital ratio was 7.03%, our total capital ratio was 10.91%, and the amount of subordinated loans included in lower Tier 2 capital was 50% of Tier 1 capital. Under BIS guidelines, the amount of subordinated debt that may be included as lower Tier 2 capital is limited to 50% of Tier 1 capital. The Dutch Central Bank has established minimum capital requirements for market and other risks associated with trading activities. The capital adequacy requirement for this market risk at December 31, 2001 was EUR 471 million. In addition, the Dutch Central Bank permits the issuance of Tier 3 capital in the form of subordinated loans with a maturity of two years or greater. The Bank has EUR 336 million of subordinated debt that qualifies as Tier 3 capital at December 31, 2001.

        Risk-weighted assets at December 31, 2001 were EUR 273.4 billion, which is EUR 9.5 billion or 3.6% higher than at December 31, 2000. The increase resulted from acquisitions and currency exchange differences.

        The following table analyzes our capital ratios at December 31, 2001, 2000 and 1999 in accordance with supervisory requirements.

	At December 31,
	2001	2000	1999
	(In Millions of EUR Except Percentages)
Tier 1 capital	19,224	19,010	17,735
Tier 2 capital	11,714	9,628	8,968
Tier 3 capital	336	538	498
Supervisory deductions	(1,460)	(1,755)	(437)

Total capital base	29,814	27,421	26,764

Risk-weighted assets on-balance	216,426	216,894	194,715
Off-balance	51,075	42,039	46,649
Market risks	5,886	4,920	5,010

Total risk-weighted assets	273,387	263,853	246,374

Tier 1 capital ratio	7.03%	7.20%	7.20%
Total capital ratio	10.91%	10.39%	10.86%

        For a discussion of liquidity, see Item 4—"Information on the Company—Liquidity Risk."

Consolidated Balance Sheet

        Consolidated total assets at December 31, 2001 were EUR 597.4 billion, up EUR 54.2 billion or 10% from year-end 2000. Higher year-end exchange rates increased total assets by EUR 8.5 billion. The growth of total assets occurred in all our Strategic Business Units. In the Consumer & Commercial Clients SBU, total assets increased by EUR 19.6 billion, notably from loans and interest earning assets. In the Wholesale Clients SBU, total assets increased by EUR 25 billion, largely as a result of professional securities transactions and increased deposits taken from and placed with other banks. In the Private Clients & Asset Management SBU, total assets increased by EUR 0.8 billion, mostly due to the acquisition of Alleghany Asset Management.

Loans

        Loans increased by EUR 26 billion or 8.2% to EUR 345.3 billion at December 31, 2001. Private sector loans, excluding repurchased securities transactions, increased 6.0% to EUR 264.6 billion. Repurchased securities transactions increased by EUR 12.2 billion. Loans to the public sector decreased by EUR 0.9 billion to EUR 14.1 billion.

        In the Consumer & Commercial Clients SBU, private sector loans rose by 6.5% to EUR 180.9 billion at December 31, 2001, due primarily to an increase in mortgage lending.

        In the Wholesale Clients SBU, private sector loans increased by 4.1% to 60.7 billion at December 31, 2001 as a result of organic growth.

        In the Private Clients & Asset Management SBU, private sector loans increased by EUR 0.6 billion or 10.2% to EUR 6.5 billion at December 31, 2001, mainly due to organic growth.

Total Client Accounts

        Total client account balances increased in 2001 by EUR 32.9 billion or 11.7% to EUR 312.4 billion. In the Consumer & Commercial Clients SBU, the increase amounted to EUR 16.1 billion. Total client account balances in the Private Clients & Asset Management SBU increased by

EUR 3.6 billion due to higher exchange rates and organic growth. Total client account balances in the Wholesale Clients SBU increased by EUR 12.9 billion, of which EUR 11.5 billion is due to an increase in repurchased securities transactions.

Trading Markets

        The principal trading market for the Ordinary Shares is the Euronext Amsterdam Stock Exchange. The Ordinary Shares also are listed on the Brussels, Düsseldorf, Frankfurt, Hamburg, London, New York, Paris, Singapore and the Swiss Stock Exchanges. American Depositary Receipts evidence the ADSs, each of which represents the right to receive one Ordinary Share. As of December 31, 2001, 48.4 million Ordinary Shares were held in the form of ADSs. The ADSs are listed on the New York Stock Exchange under the symbol "ABN."

        At December 31, 2001, 1,535,532,954 Ordinary Shares were outstanding, with approximately 46% of the Ordinary Shares held by Dutch investors and the remaining 54% by foreign investors. Major geographical concentrations of holders of Ordinary Shares outside The Netherlands are in the United Kingdom, estimated at 15%, the United States, estimated at 13%, Luxembourg, estimated at 7%, Germany, estimated at 5% and Belgium, estimated at 5%.

        The Ordinary Shares may be held in bearer or registered form. Ordinary shares may be converted from registered to bearer form, and following approval of the Managing Board may be converted from bearer to registered form. On December 31, 2001, approximately 93% of the outstanding Ordinary Shares were held in bearer form with the balance in registered form.

Market Price Information

        The following table sets forth, for the periods indicated, the high and low daily quoted closing prices for Ordinary Shares as reported in the Official Price List of the Euronext Amsterdam Stock Exchange and the high and low prices for the ADSs on the New York Stock Exchange, of Ordinary Shares on the Euronext Amsterdam Stock Exchange. Differences in the rate of change between the prices of Ordinary Shares and the prices of ADSs for the periods indicated are attributable principally to fluctuations in the U.S. dollar-euro exchange rate.

			American Depository Shares
	Ordinary Shares
Year
	High	Low	High	Low
	(In EUR)		(In USD)
2001	27.80	15.78	25.94	14.44
2000	29.30	20.22	26.44	19.49
1999	25.00	16.40	25.75	19.25
1998	25.00	12.62	27.44	14.75
1997	23.23	12.30	24.44	15.50

			American Depository Shares
	Ordinary Shares
Year
	High	Low	High	Low
	(In EUR)		(In USD)
2001
First Quarter	27.80	19.32	25.94	17.03
Second Quarter	22.85	20.34	20.37	17.93
Third Quarter	22.87	15.85	19.10	14.59
Fourth Quarter	19.15	15.78	16.90	14.44
2000
First Quarter	24.55	20.22	25.06	20.06
Second Quarter	26.28	21.70	25.00	19.49
Third Quarter	29.30	24.92	26.44	22.81
Fourth Quarter	28.15	23.47	24.25	20.25
October 2001	17.98	15.78	16.59	14.44
November 2001	19.15	17.15	16.90	15.52
December 2001	18.90	17.70	16.85	15.82
January 2002	20.76	18.02	17.94	16.42
February 2002	20.30	19.20	17.59	16.72
March 2002	21.90	20.30	19.26	17.65

Dividend Policy

        Dividends on Ordinary Shares may be paid out of profits as shown in our consolidated financial statements, as adopted by the Supervisory Board and approved by the general meeting of shareholders, after the payment of dividends on the priority share, preference shares and convertible preference shares and the establishment of any reserves. Reserves are established by the Managing Board subject to approval of the Supervisory Board.

        Holding has paid an interim and final dividend for each of the last five years. The following table sets forth dividends paid in respect of the Ordinary Shares for 1997 through 2001, as adjusted for the four-for-one stock split effected on May 12, 1997:

	2001(1) USD	2001 EUR	2000 EUR	1999 EUR	1998 EUR	1997 EUR
Interim dividend	0.41	0.45	0.40	0.30	0.28	0.24
Final dividend	0.39	0.45	0.50	0.50	0.30	0.30
Total dividend per Ordinary Share	0.80	0.90	0.90	0.80	0.58	0.54
Total dividends per share as a percentage of net profit per Ordinary Share		42.9%	55.2%	46.5%	46.9%	45.5%

(1)
This item has been translated into U.S. dollars at the applicable rate on the date of payment, other than for the 2001 final dividend, which has been translated into U.S. dollars at the March 31, 2002 exchange rate.

SELECTED STATISTICAL INFORMATION

Average Balance Sheet

        The following tables present our average balances, based on month-end averages, and interest amounts and average rates for each of the past three years.

	2001			2000			1999
	Average Balance	Interest Revenue	Average Rate (%)	Average Balance	Interest Revenue	Average Rate (%)	Average Balance	Interest Revenue	Average Rate (%)
	(In Millions of EUR Except Percentages)
ASSETS(1)
Banks
The Netherlands	12,307	505	4.1	37,343	2,117	5.7	18,674	1,140	6.1
North America	53,446	2,617	4.9	50,405	3,328	6.6	9,267	616	6.6
Rest of the world	21,088	910	4.3	23,055	1,129	4.9	38,508	1,642	4.3
Loans(2)
Public sector(3)
The Netherlands	6,397	336	5.3	5,540	401	7.2	5,756	411	7.1
North America	1,058	56	5.3	933	57	6.1	694	43	6.2
Rest of the world	5,964	200	3.4	5,987	432	7.2	3,653	270	7.4
Private sector
The Netherlands	155,263	10,088	6.5	114,976	7,844	6.8	95,282	6,732	7.1
North America	117,332	7,379	6.3	111,719	8,966	8.0	76,826	6,197	8.1
Rest of the world	91,240	6,298	6.9	89,884	6,392	7.1	64,641	5,176	8.0
Interest-earning securities(4)
Investment portfolio
The Netherlands	25,390	1,345	5.3	24,383	1,295	5.3	20,675	1,356	6.6
North America	31,610	2,054	6.5	24,178	1,582	6.5	23,937	1,616	6.8
Rest of the world	15,223	685	4.5	14,579	1,172	8.0	11,087	1,086	9.8
Trading portfolio and other securities
The Netherlands	6,811	375	5.5	9,903	556	5.6	16,718	880	5.3
North America	20,441	1,113	5.4	9,925	712	7.2	7,896	700	8.9
Rest of the World	28,372	1,052	3.7	23,971	1,253	5.2	23,072	1,197	5.2

Total interest-earning assets	591,942	35,013	5.9	546,781	37,236	6.8	416,686	29,062	7.0
Non-interest-earning assets	55,887			54,840			42,584

Total average assets	647,829	35,013	5.4	601,621	37,236	6.2	459,270	29,062	6.3

(1)
Assets temporarily sold (subject to repurchase) are included in the relevant balance sheet item.

(2)
For purposes of presentation in this table, loans include professional securities transactions.

(3)
Public sector represents central, regional and local governments and governmental authorities.

(4)
Balance sheet item. Short-dated government paper is included in the table above, partially in investment portfolio and partially in other securities.

	2001			2000			1999
	Average Balance	Interest Expense	Average Rate (%)	Average Balance	Interest Expense	Average Rate (%)	Average Balance	Interest Expense	Average Rate (%)
	(In Millions of EUR Except Percentages)
Liabilities and Group Equity
Banks
The Netherlands	39,415	1,597	4.1	37,755	2,083	5.5	26,030	1,720	6.6
North America	32,991	1,536	4.7	68,561	4,137	6.0	18,057	1,194	6.6
Rest of the world	61,031	1,921	3.1	48,513	2,082	4.3	59,428	2,650	4.5
Savings accounts
The Netherlands	33,544	1,239	3.7	29,299	1,043	3.6	29,520	1,170	4.0
North America	34,042	1,307	3.8	31,952	1,359	4.3	25,117	1,043	4.2
Rest of the world	16,315	523	3.2	16,923	585	3.5	11,984	557	4.6
Deposits and other customer accounts(1)
The Netherlands	100,120	4,820	4.8	89,967	4,700	5.2	62,350	3,080	4.9
North America	91,991	5,109	5.6	58,561	3,791	6.5	45,355	2,730	6.0
Rest of the world	64,913	2,207	3.4	64,615	3,038	4.7	51,041	2,329	4.6
Debt securities
The Netherlands	22,765	1,198	5.3	15,892	1,077	6.8	14,480	975	6.7
North America	25,556	1,615	6.3	25,849	2,011	7.8	18,712	1,336	7.1
Rest of the world	15,000	890	5.9	16,576	1,104	6.7	12,511	893	7.1
Subordinated debt
The Netherlands	8,716	543	6.2	6,937	469	6.8	5,926	429	7.2
North America	6,433	413	6.4	4,813	347	7.2	4,031	263	6.5
Rest of the world	67	5	7.5	85	6	7.1	81	6	7.3

Total interest-bearing liabilities	552,899	24,923	4.5	516,298	27,832	5.4	384,623	20,375	5.3
Non-interest-bearing liabilities	78,390			67,022			59,040
Group equity(2)	16,540			18,301			15,607

Total average liabilities and Group equity	647,829	24,923	3.8	601,621	27,832	4.6	459,270	20,375	4.4

(1)
For purposes of presentation in this table, deposits and other customer accounts includes professional securities transactions.

(2)
Group equity includes minority interests.

Changes in Net Interest Revenue: Volume and Rate Analysis

        The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, changes in interest revenue and expense due to changes in volume and in rates for 2001 compared to 2000, and 2000 compared to 1999. Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rate have been allocated proportionally.

	2001 Over 2000 Change Due to Increase (Decrease) in			2000 Over 1999 Change Due to Increase (Decrease) in
	Total Change in Interest Revenue	Volume	Rate	Total Change in Interest Revenue	Volume	Rate
	(In Millions of EUR)
Interest Revenue
Banks
The Netherlands	(1,612)	(1,142)	(470)	977	1,064	(87)
North America	(711)	191	(902)	2,712	2,716	(4)
Rest of the world	(219)	(92)	(127)	(513)	(730)	217
Loans(1)
Public Sector
The Netherlands	(65)	56	(121)	(10)	(16)	6
North America	(1)	7	(8)	14	15	(1)
Rest of the world	(232)	(2)	(230)	162	169	(7)
Private sector
The Netherlands	2,244	2,633	(389)	1,112	1,350	(238)
North America	(1,587)	432	(2,019)	2,769	2,800	(31)
Rest of the world	(94)	95	(189)	1,216	1,845	(629)
Interest-earning securities
Investment portfolio
The Netherlands	50	53	(3)	(61)	221	(282)
North America	472	483	(11)	(34)	16	(50)
Rest of the world	(487)	50	(537)	86	303	(217)
Trading portfolio and other securities
The Netherlands	(181)	(170)	(11)	(324)	(379)	55
North America	401	606	(205)	12	160	(148)
Rest of the world	(201)	204	(405)	56	47	9

	(2,223)	3,404	(5,627)	8,174	9,581	(1,407)

(1)
For purposes of presentation in this table, loans includes professional securities transactions.

	2001 Over 2000 Change Due to Increase (Decrease) in			2000 Over 1999 Change Due to Increase (Decrease) in
	Total Change in Interest Expense	Volume	Rate	Total Change in Interest Expense	Volume	Rate
	(In Millions of EUR)
Interest Expense
Banks
The Netherlands	(486)	88	(574)	363	681	(318)
North America	(2,601)	(1,806)	(795)	2,943	3,055	(112)
Rest of the world	(161)	467	(628)	(568)	(437)	(131)
Savings accounts
The Netherlands	196	156	40	(127)	(9)	(118)
North America	(52)	85	(137)	316	290	26
Rest of the world	(62)	(21)	(41)	28	193	(165)
Deposits and other customer accounts
The Netherlands	120	506	(386)	1,620	1,434	186
North America	1,318	1,918	(600)	1,061	843	218
Rest of the world	(831)	14	(845)	709	636	73
Debt securities
The Netherlands	121	397	(276)	102	96	6
North America	(396)	(23)	(373)	675	547	128
Rest of the world	(214)	(100)	(114)	211	274	(63)
Subordinated debt
The Netherlands	74	113	(39)	40	70	(30)
North America	66	107	(41)	84	54	30
Rest of the world	(1)	(1)	0	0	0	0

	(2,909)	1,900	(4,809)	7,457	7,728	(271)

Yields, Spreads and Margins

        The following table presents selected yield, spread and margin information applicable to us for each of the past three years.

	2001	2000	1999
	(In Percentages)
Gross yield(1)
The Netherlands	6.1	6.4	6.7
North America	5.9	7.4	7.7
Rest of the world	5.6	6.6	6.6
ABN AMRO	5.9	6.8	7.0
Interest rate spread(2)
The Netherlands	1.5	1.1	1.4
North America	1.2	1.3	1.8
Rest of the world	2.1	1.9	1.9
ABN AMRO	1.4	1.4	1.7
Net interest margin(3)
The Netherlands	1.6	1.5	2.1
North America	1.6	1.6	2.3
Rest of the world	2.3	2.3	2.1
ABN AMRO	1.8	1.7	2.1

(1)
Gross yield represents the interest rate earned on average interest earning assets.

(2)
Interest rate spread represents the difference between the interest rate earned on average interest-earning assets and the rate paid on average interest-bearing liabilities.

(3)
Net interest margin represents the difference between the interest rate earned on average total assets and the interest rate paid on average total liabilities and group equity.

Assets

Securities

        The following table shows the book value of our securities portfolios at December 31, 2001, 2000 and 1999.

	At December 31,
	2001	2000	1999
	(In Millions of EUR)
Investment portfolios	81,107	62,438	57,864
Trading portfolios	41,988	42,071	32,476
Other securities	12,566	14,743	12,618

Total interest-earning securities	135,661	119,252	102,958
Shares	16,794	17,787	13,077

Total securities portfolios	152,455	137,039	116,035

Investment Portfolios

        The following is an analysis of the fair market value of our investment portfolios at December 31, 2001, 2000 and 1999. In the tables below, fair market value is based on quoted prices for traded securities and estimated fair market value for non-traded securities.

	Book Value	Premiums or Discounts	Amortized Cost Gains	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
			(In Millions of EUR)
December 31, 2001
Dutch government(1)	5,016	114	5,130	168	(7)	5,291
U.S. Treasury and U.S. government agencies	10,520	124	10,644	62	(120)	10,586
Other OECD governments	26,035	536	26,571	450	(78)	26,943
Mortgage-backed securities	26,415	98	26,513	171	(206)	26,478
Other interest-earning securities	13,121	(40)	13,081	333	(50)	13,364

Total interest-earning securities	81,107	832	81,939	1,184	(461)	82,662
Shares	4,850					4,850

Total investment portfolios	85,957					87,512

December 31, 2000
Dutch government(1)	6,503	17	6,520	179	(17)	6,682
U.S. Treasury and U.S. government agencies	4,235	(21)	4,214	66	(20)	4,260
Other OECD governments	19,853	313	20,166	395	(86)	20,475
Mortgage-backed securities	21,559	(89)	21,470	251	(163)	21,558
Other interest-earning securities	10,288	(73)	10,215	293	(46)	10,462

Total interest-earning securities	62,438	147	62,585	1,184	(332)	63,437
Shares	5,455					5,455

Total investment portfolios	67,893					68,892

December 31, 1999
Dutch government(1)	4,770	234	5,004	47	(239)	4,812
U.S. Treasury and U.S. government agencies	7,454	(123)	7,331	59	(253)	7,137
Other OECD governments	18,112	560	18,672	175	(451)	18,396
Mortgage-backed securities	17,900	(66)	17,834	145	(695)	17,284
Other interest-earning securities	9,628	31	9,659	241	(53)	9,847

Total interest-earning securities	57,864	636	58,500	667	(1,691)	57,476
Shares	4,815					4,815

Total investment portfolios	62,679					62,291

(1)
Dutch government includes Dutch central, regional and municipal government obligations.

        The following table analyzes interest-earning investment securities by maturity and weighted average yield at December 31, 2001. Yields on tax exempt obligations have not been computed on a tax equivalent basis.

	Within 1 Year		After 1 Year and Within 5 Years		After 5 Years and Within 10 Years		After 10 Years
	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)
	(In Millions of EUR Except Percentages)
Dutch government	487	3.3	1,317	5.4	2,005	5.6	1,322	5.7
U.S. Treasury and U.S. government agencies	1,856	6.4	3,578	3.0	358	4.2	4,851	6.8
Other OECD governments	3,350	3.7	7,380	4.2	13,631	4.9	2,210	5.6
Mortgage-backed securities(1)	2,266	6.1	423	4.7	4,242	5.7	19,582	6.5
Other securities	1,580	9.8	5,576	12.1	3,361	4.8	2,564	7.5

Total amortized cost	9,539	5.8	18,274	6.5	23,597	5.1	30,529	6.5
Total market value	9,591		18,327		24,171		30,573

(1)
Maturity dates have been estimated based on historical experience.

Trading Portfolios

        The following table analyzes the book value, which is equal to fair market value because the trading portfolios are marked-to-market, of securities in our trading portfolios at December 31, 2001, 2000 and 1999.

	At December 31,
	2001	2000	1999
	(In Millions of EUR)
Dutch government	541	1,534	947
U.S. Treasury and U.S. government agencies	16,476	8,519	4,147
Other OECD governments	13,823	16,071	17,420
Other interest-earning securities	11,148	15,947	9,962

Total interest-earning securities	41,988	42,071	32,476
Shares	9,337	10,234	6,952

Total trading portfolios	51,325	52,305	39,428

Other Securities

        The following table analyzes the fair market value of other securities at December 31, 2001, 2000 and 1999.

	2001			2000			1999
	Book Value	Amortized Cost	Fair Market Value	Book Value	Amortized Cost	Fair Market Value	Book Value	Amortized Cost	Fair Market Value
	(In Millions of EUR)
Short-dated government paper	3,126	3,126	3,146	5,579	5,579	5,593	3,114	3,114	3,139
Other bank paper	3,295	3,285	3,295	3,207	3,204	3,207	4,873	4,757	4,873
Other debt securities	6,145	6,145	6,144	5,957	5,935	5,928	4,631	4,631	4,535

Total interest-earning securities	12,566	12,556	12,585	14,743	14,718	14,728	12,618	12,502	12,547
Shares	2,607		2,449	2,098		2,065	1,310		1,339

Total other securities	15,173		15,034	16,841		16,793	13,928		13,886

Concentration

        At December 31, 2001, we held the following securities positions in issuers which exceeded 10% of our shareholders' equity at that date:

	Book Value	Fair Market Value
	(In Millions of EUR)
Japanese central government	5,220	5,281
Dutch central government	4,907	4,950
German central government	4,502	4,573
French central government	2,074	2,094
Italian central government	7,434	7,551
Belgian central government	3,787	3,846
Spanish central government	1,883	1,913
Brazilian central government	5,610	5,646

Banks

        The following tables show loans to banks at December 31, 2001, 2000 and 1999, and an analysis of their remaining life at December 31, 2001.

Loans to Banks

	At December 31,
	2001	2000	1999
	(In Millions of EUR)
The Netherlands	7,623	14,389	14,529
North America	8,046	7,597	5,507
Rest of the world	33,950	26,595	27,165

Total loans to banks (gross)	49,619	48,581	47,201

Maturities

	Within 1 Year	After l year and Within 5 Years	After 5 Years	Total
		(In Millions of EUR)
The Netherlands	7,096	340	187	7,623
North America	8,046	—	—	8,046
Rest of the world	32,944	819	187	33,950

Total loans to banks (gross)	48,086	1,159	374	49,619

Loans

        Our loan portfolio consists of loans, overdrafts, assets subject to operating leases, finance lease receivables to governments, corporations and consumers and reverse repurchase agreements. The following table analyzes our portfolio by sector at the dates indicated.

	At December 31,
	2001	2000	1999	1998	1997
	(In Millions of EUR)
Public sector	14,114	15,000	12,097	7,334	6,783
Commercial	153,770	148,102	130,003	110,757	101,869
Retail	110,860	101,540	81,679	72,739	64,089

Total private sector	264,630	249,642	211,682	183,496	165,958
Total loans (gross) excluding professional securities transactions	278,744	264,642	223,779	190,830	172,741
Professional securities transactions	71,055	58,842	40,742	34,058	31,370

Total loans (gross) including professional securities transactions	349,799	323,484	264,521	224,888	204,111

Total loans (net)(1)	345,330	319,266	259,723	220,512	201,105

(1)
The difference between total loans (gross) and total loans (net) represents our specific allowance for loan losses. For a discussion of our provisioning policy, see "Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses."

        Our lease portfolio aggregated EUR 11,825 million, EUR 13,386 million and EUR 10,910 million at December 31, 2001, 2000 and 1999, respectively. At December 31, 2001, the lease portfolio was comprised of finance lease receivables of EUR 1,673 million and assets subject to operating leases of EUR 10,152 million.

        In addition to loans, at December 31, 2001, we had loan commitments, guarantees, letters of credit, endorsements and similar products, amounting to EUR 193,354 million, of which EUR 145,570 million represented undrawn loan facilities.

Outstanding Loans by Region

        The following table analyzes our loans by region at the dates indicated.

	At December 31,
	2001	2000	1999	1998	1997
	(In Millions of EUR)
The Netherlands
Public sector	2,550	2,901	3,749	5,087	5,031
Commercial	54,329	53,734	47,575	43,131	42,455
Retail	75,847	67,635	50,282	45,695	38,248

	132,726	124,270	101,606	93,913	85,734
North America
Public sector	1,099	984	871	601	612
Commercial	52,730	46,229	35,827	26,093	21,711
Retail	25,353	23,580	22,130	20,397	21,478

	79,182	70,793	58,828	47,091	43,801
Rest of the World
Public sector	10,465	11,115	7,477	1,647	1,140
Commercial	46,711	48,139	46,601	41,533	37,704
Retail	9,660	10,325	9,267	6,646	4,362

	66,836	69,579	63,345	49,826	43,206
Total loans (gross)	278,744	264,642	223,779	190,830	172,741

Maturities

        The following table provides an analysis of loan maturities at December 31, 2001. Determinations of maturities are based on contract terms.

	Within 1 Year	After 1 Year and Within 5 years	After 5 years	Total
	(In Millions of EUR)
The Netherlands	32,923	25,768	74,035	132,726
North America	30,058	33,642	15,482	79,182
Rest of the World	48,196	12,955	5,685	66,836

Total Loans (gross)	111,177	72,365	95,202	278,744

Interest Rate Sensitivity

        The following table analyzes at December 31, 2001 the interest rate sensitivity of loans due after one year.

	At Variable Rate(1)	At Adjustable Rate(2)	At Fixed Rate(3)	Total
	(In Millions of EUR)
Due after 1 and within 5 years
The Netherlands	10,608	5,496	9,664	25,768
North America	14,584	5,869	13,189	33,642
Rest of the World	3,123	957	8,875	12,955
Due after 5 years
The Netherlands	2,425	58,140	13,470	74,035
North America	4,377	2,162	8,943	15,482
Rest of the World	2,078	1,283	2,324	5,685

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

	At December 31,
	2001	2000	1999	1998	1997
	(In Millions of EUR)
Commercial
Public authority guarantees	3,879	6,932	6,109	5,474	6,734
Mortgages	20,561	22,615	18,974	15,584	15,943
Securities	2,605	3,246	2,337	2,699	2,129
Bank guarantees	2,941	5,606	3,114	3,093	2,701
Other types of collateral and unsecured	123,784	109,703	99,469	83,907	74,362

Total commercial loans	153,770	148,102	130,003	110,757	101,869
Retail
Public authority guarantees	6,706	6,392	3,628	3,596	3,633
Mortgages	80,122	74,496	58,082	50,523	43,936
Other types of collateral and unsecured	24,032	20,652	19,969	18,620	16,520

Total retail loans	110,860	101,540	81,679	72,739	64,089

Total private sector loans (gross)	264,630	249,642	211,682	183,496	165,958

Total private sector loans (net)(1)	260,175	245,450	206,974	179,211	162,977

(1)
The difference between total private sector loans (gross) and total private sector loans (net) represents our specific allowance for loan losses. For a discussion of our provisioning policy, see "Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses."

Commercial Loans by Industry

        The following table analyzes commercial loans by industry at the dates indicated.

	At December 31,
	2001	2000	1999	1998	1997
	(In Millions of EUR)
Agriculture, mining and energy	9,379	10,436	10,718	8,957	8,445
Manufacturing	31,482	36,751	30,948	26,649	22,846
Construction and real estate	20,268	17,972	15,067	12,624	10,185
Wholesale and retail trade	20,990	21,387	19,257	17,536	15,798
Transportation and communications	18,370	12,894	10,451	9,568	9,040
Financial services	22,026	17,260	17,639	16,348	16,013
Business services	16,534	15,091	12,290	8,477	9,036
Education, health care and other services	14,721	16,311	13,633	10,598	10,506

Total commercial loans (gross)	153,770	148,102	130,003	110,757	101,869

        Set forth below is an analysis of our loan portfolio by region. The loan portfolio of our Dutch, European and North American operations comprised 89.9% of our total loan portfolio at December 31, 2001. The remainder of the total loan portfolio at December 31, 2001 is comprised of 6.4% from Asian operations, 3.1% from Latin American operations and 0.6% from Middle East and African operations.

Netherlands Loan Portfolio

        The Netherlands loan portfolio is comprised of loans made from offices and branches located in The Netherlands. The following tables analyze, at the dates indicated, The Netherlands loan portfolio by location of the borrower, and, in the case of private sector loans, type of collateral and industry of the borrower.

Loans by Customer Location

	At December 31,
	2001	2000	1999	1998	1997
	(In Millions of EUR)
Public sector
The Netherlands	1,680	2,128	3,001	3,690	3,724
Rest of Europe	308	264	207	861	897
North America	—	—	76	96	33
Rest of the world	562	509	465	440	377

	870	773	748	1,397	1,307

Total public sector loans (gross)	2,550	2,901	3,749	5,087	5,031

Private sector
The Netherlands	118,652	108,776	87,925	81,490	73,336
Rest of Europe	5,061	4,769	2,689	2,085	2,664
North America	1,062	3,274	3,088	1,674	2,265
Rest of the world	5,401	4,550	4,155	3,577	2,438

	11,524	12,593	9,932	7,336	7,367

Total private sector loans (gross)	130,176	121,369	97,857	88,826	80,703

Private Sector Loans by Type of Collateral

	At December 31,
	2001	2000	1999	1998	1997
	(In Millions of EUR)
Commercial
Public authority guarantees	1,033	3,752	3,373	3,472	3,979
Mortgages	5,054	12,107	10,054	9,504	10,614
Securities	740	968	982	1,172	739
Bank guarantees	265	141	415	408	219
Other types of collateral and unsecured	47,237	36,766	32,751	28,575	26,904

	54,329	53,734	47,575	43,131	42,455
Retail
Public authority guarantees	6,624	6,381	3,607	3,594	3,623
Mortgages	54,389	50,403	35,491	30,747	23,934
Other types of collateral and unsecured	14,834	10,851	11,184	11,354	10,691

	75,847	67,635	50,282	45,695	38,248

Total private sector loans (gross)	130,176	121,369	97,857	88,826	80,703

Commercial Loans by Industry

	At December 31,
	2001	2000	1999	1998	1997
	(In Millions of EUR)
Agriculture, mining and energy	3,993	3,858	4,908	3,658	3,869
Manufacturing	7,427	9,900	8,498	7,688	6,472
Construction and real estate	5,680	5,650	3,976	3,886	3,586
Wholesale and retail trade	7,477	8,774	7,564	7,538	7,064
Transportation and communications	1,923	3,579	3,567	3,234	2,919
Financial services	15,694	9,958	8,955	8,898	8,171
Business services	7,106	6,927	5,079	3,343	4,487
Education, health care and other services	5,029	5,088	5,028	4,886	5,887

Total commercial loans (gross)	54,329	53,734	47,575	43,131	42,455

European Loan Portfolio

        The European loan portfolio is comprised of loans made from offices and branches located in Europe, excluding The Netherlands. The following tables analyze, at the dates indicated, the European private sector loan portfolio by type of collateral and industry of the borrower.

Private Sector Loans by Type of Collateral

	At December 31,
	2001	2000	1999	1998	1997
	(In Millions of EUR)
Commercial
Public authority guarantees	1,382	1,486	1,511	952	1,519
Mortgages	455	702	649	851	531
Securities	704	469	193	486	427
Bank guarantees	798	990	639	649	1,236
Other types of collateral and unsecured	24,766	23,466	21,187	18,284	17,766

	28,105	27,113	24,179	21,222	21,479
Retail
Public authority guarantees	33	1	9	—	46
Mortgages	311	322	265	263	281
Other types of collateral and unsecured	1,171	1,326	1,416	1,091	857

	1,515	1,649	1,690	1,354	1,184

Total private sector loans (gross)	29,620	28,762	25,869	22,576	22,663

Commercial Loans by Industry

	At December 31,
	2001	2000	1999	1998	1997
	(In Millions of EUR)
Agriculture, mining and energy	1,719	1,464	1,052	1,397	1,952
Manufacturing	8,351	8,474	6,689	6,038	4,581
Construction and real estate	1,104	1,574	1,555	1,312	1,407
Wholesale and retail trade	3,623	3,570	3,558	3,549	3,422
Transportation and communications	4,420	3,603	2,524	2,272	3,034
Financial services	3,568	2,745	3,269	2,832	3,370
Business services	2,875	2,921	3,091	1,907	2,011
Education, health care and other services	2,445	2,762	2,441	1,915	1,702

Total commercial loans (gross)	28,105	27,113	24,179	21,222	21,479

North American Loan Portfolio

        The North American loan portfolio is comprised of loans made by the LaSalle Group, loans made by offices and branches of the Bank's Wholesale Clients SBU located in the United States, Canada and Mexico and, beginning in 1997, loans made by Standard Federal (which includes the merged Michigan National Corporation as of April 2001). The Standard Federal loan portfolio consists primarily of mortgage loans. The following tables analyze, at the dates indicated, the North American private sector loan portfolio by type of collateral and by industry of the borrower. Through July 2001, loans made by European American Bank were also included.

Private Sector Loans by Type of Collateral

	At December 31,
	2001	2000	1999	1998	1997
	(In Millions of EUR)
Commercial
Public authority guarantees	1,124	1,149	868	832	698
Mortgages	14,633	9,245	7,898	5,171	4,310
Securities	783	1,100	424	384	294
Bank guarantees	463	2,642	180	79	72
Other types of collateral and unsecured	35,727	32,093	26,457	19,627	16,337

	52,730	46,229	35,827	26,093	21,711
Retail
Public authority guarantees	0	2	2	2	9
Mortgages	23,564	21,231	19,821	18,201	18,511
Other types of collateral and unsecured	1,789	2,347	2,307	2,194	2,958

	25,353	23,580	22,130	20,397	21,478

Total private sector loans (gross)	78,083	69,809	57,957	46,490	43,189

Commercial Loans by Industry

	At December 31,
	2001	2000	1999	1998	1997
	(In Millions of EUR)
Agriculture, mining and energy	1,857	3,374	2,539	2,699	2,367
Manufacturing	10,603	11,552	8,495	5,905	5,637
Construction and real estate	12,644	9,748	8,219	6,067	4,395
Wholesale and retail trade	7,702	6,423	5,173	3,553	2,572
Transportation and communications	9,933	3,521	2,216	2,494	1,514
Financial services	684	2,150	1,804	1,923	1,482
Business services	3,241	3,590	2,628	1,682	1,381
Education, health care and other services	6,066	5,871	4,753	1,770	2,363

Total commercial loans (gross)	52,730	46,229	35,827	26,093	21,711

Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses

        As used in this Report, the term "provisions" denotes the charge to income, while "allowance" denotes the accumulated balance sheet position created by the provisions and held against the value of the assets.

Provisioning Policy

        We have developed specific provisioning policies in respect of the various loan classes of business in which the Bank engages. These policies are kept under constant review and are adjusted to reflect, (amongst other things), the Bank's actual loss experience, developments in credit risk modelling techniques and changes in legislation in the various jurisdictions in which the Bank carries out its business.

Corporate and Commercial Loans

        The corporate and commercial clients to whom the Bank grants credits are formally reviewed at least once a year by the Bank's dedicated credit committees. Additionally, the Bank's credit officers continually monitor the quality of loans. Should deterioration of either the quality of a loan or the financial strength of a borrower give rise to a doubt in respect of repayment, management of the relationship is transferred to the Bank's Financial Restructuring and Recovery unit, or FR&R. After making its assessment, FR&R determines the amount, if any, of the specific provision that should be made, after taking into account the value of collateral. At the close of each quarterly reporting period, the Bank's Group Risk Committee evaluates the specific provisions which have been made during the quarter and, after reviewing those facilities which had been identified as "special mention", determines whether further specific provisions will be required.

Consumer Loan Products

        The Bank offers a wide range of consumer loan products and programs such as personal loans, home mortgages, credit cards and home improvement loans. Provisioning for these products is done on a portfolio basis with a specific provision for each product being determined by the size of the portfolio and the Bank's historical loss experience.

Country and Sovereign Risk

        The Bank carries out its business in a large number of countries and in doing so incurs risks of non-payment on its cross-border foreign currency exposure resulting from the occurrence of country specific risk events. The Bank has developed a sovereign risk scoring system, and, depending on an individual country's risk score, raises a specific provision on the Bank's exposure to that country.

Non-performing Loans

        The Bank treats loans classified as "doubtful" or "loss" as non-performing. Although the Bank continues to accrue interest on these loans for collection purposes, an equivalent amount is added to provisions. Payments which the Bank may receive in respect of loans classified as "doubtful" or "loss" are treated as repayments of principal unless exceptional circumstances warrant otherwise.

        As loan loss provisioning is tax deductible in The Netherlands in the year in which the provision is made, it is not necessary to write off doubtful loans to achieve tax savings. The Bank does not write off doubtful loans against provisions until all possible steps to effect repayment have been taken, a process which may take many years. As a result, the levels of both provisions and doubtful loans is generally higher for Dutch banks than for U.S. banks.

        Nonperforming loans as a percentage of total private sector loans (gross) increased to 2.21% in 2001 from 2.05% in 2000 after decreasing from 2.26% in 1999. Although we operate in emerging markets countries, our exposure in terms of loans and trading portfolios in those countries is relatively small compared to our worldwide credit business. Accordingly, the specific provisions for loan losses as a percentage of total private sector loans (gross) was 0.51% in 2001, as compared to 0.33% and 0.32% in 2000 and 1999, respectively. At December 31, 2001, total specific allowances were EUR 378 million or 8.5% higher than at December 31, 2000 due primarily to higher provisioning for loan losses. At December 31, 2000 total specific allowances were EUR 524 million or 10.5% lower than at December 31, 1999, due primarily to more loans being written off. Specific allowances for loan losses as a percentage of total private sector loans (gross) increased to 1.70% at December 31, 2001, as compared to 1.68% and 2.11% at December 31, 2000 and 1999, respectively.

        Provision for loan losses increased from EUR 617 million in 2000 to EUR 1,426 million in 2001. During December 2000, we changed our method of country risk provisioning, moving from a country provision method to sovereign provisioning. Under the new method of provisioning, only cross border foreign currency debt of certain sovereigns is provisioned, instead of the total risk exposure for a specific country. In 2001, specific bad debt provisions totaled EUR 1,342 million. In 2000, specific bad debt provisions totaled EUR 814 million, compared to EUR 678 million in 1999.

        The following table analyzes movements in the fund for general banking risks.

	2001	2000
	(In Millions of EUR)
Opening balance	1,319	1,232
Movements:
Release to income statement	—	(32)
Tax on release	—	11

		(21)
Acquisitions	75	—
Disposition (EAB)	(53)	—
Currency translation differences	40	57
Other	—	51

Closing balance	1,381	1,319

        The table below shows, for the five years ended December 31, 2001, the composition of the aggregate charge to income regarding the specific provision for loan losses and additions to the fund for general banking risks.

	2001	2000	1999	1998	1997
	(In Millions of EUR)
Net provisions for loan losses(1)	1,342	814	678	638	595
Net provisions for sovereign risk(1)	84	(197)	(25)	303	(48)
Total specific provisions	1,426	617	653	941	547
Addition to fund for general banking risks	—	(32)	(20)	(101)	179

Total charge against profit	1,426	585	633	840	726

(1)
Net of recoveries and releases. See "Movements in Specific Allowances for Loan Losses" and "Movements in Specific Allowances for Sovereign Risk."

Provisions for Loan Losses

	2001	2000	1999	1998	1997
	(In Millions of EUR)
The Netherlands	234	114	86	126	157
North America	837	286	166	25	170
Rest of the World	271	414	426	487	268

Total Specific Provisions	1,342	814	678	638	595
Provisions for Country Risk	84	(197)	(25)	303	(48)

Total Provisions	1,426	617	653	941	547
Specific provision/private sector loans	0.51%	0.33%	0.32%	0.35%	0.36%

        Provisions for loan losses for 2001 more than doubled to EUR 1,426 million. The figure for 2000 benefited from a one time release of provisions for country risks totalling EUR 197 million following the Bank's adoption of a new method of calculation. After correcting for this one-time effect, the increase in provisions for 2000 was 75%.

        The increase in specific provisions in The Netherlands was largely attributable to problems experienced by the Bank's corporate customers due to a relatively slower economy and corporate defaults in agriculture industry loans brought about by the foot and mouth crisis.

        The Bank's North American activities were adversely affected by the economic downturn in the Bank's midwest franchise combined with difficulties in the Consumer & Commerical Clients SBU leveraged portfolio. Additionally, specific provisions were required by the Wholesale Clients SBU due to corporate defaults, which were primarily in the energy and telecommunications industries.

        Provisions for the "Rest of the World", which had been responsible for over half of the 2000 provision requirement, declined by a third reflecting a reduced provisioning requirement in the wake of the Asian crisis. Provisions for sovereign risks for 2001 were negatively affected by the Argentina crisis.

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

	At December 31,
	2001	2000	1999	1998	1997
	(In Millions of EUR)
The Netherlands	1,320	1,224	1,193	1,162	1,187
North America	502	162	193	247	277
Rest of the world	2,678	2,809	3,072	2,707	1,430

Total specific allowances for loan losses	4,500	4,195	4,458	4,116	2,894
Specific allowances for sovereign risks	345	272	533	494	410

Total specific allowances	4,845	4,467	4,991	4,610	3,304

Movements in Specific Allowances for Loan Losses

	2001	2000	1999	1998	1997
	(In Millions of EUR)
Balance at beginning of year	4,195	4,458	4,116	2,894	2,402
Acquisitions, dispositions, currency translation differences and other adjustments	(227)	233	178	957	233
Amounts written off
The Netherlands	(183)	(193)	(132)	(187)	(181)
North America	(543)	(276)	(236)	(238)	(161)
Rest of the world	(432)	(1,106)	(403)	(102)	(123)

	(1,158)	(1,575)	(771)	(527)	(465)
Received after write-off	193	108	119	77	54
Subtotal	3,003	3,224	3,642	3,401	2,224
Addition from net interest revenue	155	157	138	77	75
New and increased specific provisions
The Netherlands	375	276	196	241	273
North America	972	346	273	203	270
Rest of the world	898	764	735	706	381

	2,245	1,386	1,204	1,150	924
Releases of specific provisions
The Netherlands	(136)	(158)	(107)	(109)	(114)
North America	(77)	(30)	(60)	(132)	(58)
Rest of the world	(497)	(276)	(240)	(194)	(103)

	(710)	(464)	(407)	(435)	(275)
Recoveries
The Netherlands	(5)	(4)	(3)	(6)	(2)
North America	(58)	(30)	(47)	(46)	(42)
Rest of the world	(130)	(74)	(69)	(25)	(10)

	(193)	(108)	(119)	(77)	(54)
New and increased specific provisions (net)	1,342	814	678	638	595

Balance at end of year	4,500	4,195	4,458	4,116	2,894

Movements in Specific Allowances for Sovereign Risk

	2001	2000	1999	1998	1997
	(In Millions of EUR)
Balance at beginning of year	272	533	494	410	418
Currency translation differences	12	36	74	(23)	47
Provisions charged (released) against profit and loss account	84	(197)	(25)	303	(48)
Other movements	(23)	(100)	(10)	(196)	(7)

Balance at end of year	345	272	533	494	410

Specific Allowance for Loan Losses by Industry

        The following table analyzes the allowance for loan losses by industry at December 31 of each of the last five years.

	At December 31,
	2001	2000	1999	1998	1997
	(In Millions of EUR)
Agriculture, mining and energy	358	186	183	158	141
Manufacturing	1,226	1,161	1,234	1,268	565
Construction and real estate	195	219	277	190	214
Wholesale and retail trade	740	732	941	867	537
Transportation and communications	412	267	244	208	255
Financial services	341	387	388	424	304
Business services	421	357	349	227	253
Education, health care and other services	301	289	350	277	245

Total commercial	3,994	3,598	3,966	3,619	2,514
Retail	506	597	492	497	380

Total private sector	4,500	4,195	4,458	4,116	2,894

Analysis of Loans by Industry

        The following table analyzes the percentage of loans in each industry to total private sector loans at December 31 of each of the last five years.

	At December 31,
	2001	2000	1999	1998	1997
	(In Percentages)
Agriculture, mining and energy	3.5	4.2	5.1	4.9	5.0
Manufacturing	11.9	14.7	14.6	14.5	13.8
Construction and real estate	7.7	7.2	7.1	6.9	6.1
Wholesale and retail trade	7.9	8.6	9.1	9.6	9.5
Transportation and communications	6.9	5.2	4.9	5.2	5.5
Financial services	8.3	6.9	8.3	8.9	9.7
Business services	6.2	6.0	5.8	4.6	5.4
Education, health care and other services	5.6	6.5	6.5	5.8	6.4

Total commercial	58.1	59.3	61.4	60.4	61.4
Retail	41.9	40.7	38.6	39.6	38.6

Total private sector	100.0	100.0	100.0	100.0	100.0

Net Specific Provisions for Loan Losses by Industry

        The following table analyzes net specific provisions for loan losses (inclusive of provision for interest in suspense) by industry for each of the last five years.

	2001	2000	1999	1998	1997
	(In Millions of EUR)
Agriculture, mining and energy	207	1	77	49	67
Manufacturing	376	326	101	249	114
Construction and real estate	(3)	(10)	44	6	34
Wholesale and retail trade	74	90	128	85	134
Transportation and communications	235	47	84	26	18
Financial services	29	60	14	4	35
Business services	164	74	28	38	91
Education, health care and other services	94	70	76	57	24

Total commercial	1,176	658	552	514	517
Retail	321	313	264	201	153

Total private sector	1,497	971	816	715	670
Of which interest in suspense	155	157	138	77	75

Total specific provisions (net)	1,342	814	678	638	595

Analysis of Write-Offs by Industry

        The following table analyzes the amounts written off by industry during each of the last five years.

	2001	2000	1999	1998	1997
	(In Millions of EUR)
Agriculture, mining and energy	46	25	13	19	21
Manufacturing	291	385	67	45	46
Construction and real estate	29	82	55	32	32
Wholesale and retail trade	122	324	57	67	129
Transportation and communications	88	66	31	25	24
Financial services	72	48	31	50	16
Business services	86	187	90	36	34
Education, health care and other services	78	55	40	64	49

Total commercial	812	1,172	384	338	351
Retail	346	403	387	189	114

Total private sector	1,158	1,575	771	527	465

Potential Credit Risk Loans

        The table below provides an analysis of our doubtful loans for each of the last five years. "Doubtful loans" are all loans classified as "doubtful" or "loss" for which in general a specific provision has been made, although doubtful loans can still be performing. The amounts are stated before deduction of the value of collateral held, the specific allowances carried and interest in suspense. As we are not required by Dutch regulations to classify loans as "non-accrual," "accruing past due," "restructured" and "potential problem" loans, as defined by the Securities and Exchange Commission, the table below is based on available data.

Doubtful Loans

	2001	2000	1999	1998	1997	Interest Revenue not Recognized 2001(4)	Included in Interest Revenue 2001(5)	Included in Interest Revenue 2000(5)	Included in Interest Revenue 1999(5)
	(In Millions of EUR)
Non-accrual loans(1)
The Netherlands	483	370	379	528	582	35	—	—	—
North America	1,404	928	443	155	167	84	18	15	9
Rest of the world	690	1,450	721	761	410	37	—	1	1

	2,577	2,748	1,543	1,444	1,159	156	18	16	10

Non-performing loans for which interest has been suspended(2)
The Netherlands	1,139	463	401	591	500	69	—	—	—
North America	65	34	53	186	303	2	—	—	—
Rest of the world	2,078	1,877	2,794	2,162	683	84	12	34	4

	3,282	2,374	3,248	2,939	1,486	155	12	34	4

Subtotal of non-accrual and non-performing loans	5,859	5,122	4,791	4,383	2,645	311	30	50	14
Accruing loans(3)
The Netherlands	1,920	1,753	1,682	1,560	1,946	—	147	137	120
North America	74	49	93	26	22	—	8	3	7
Rest of the world	748	939	1,014	609	394	—	56	65	40

	2,742	2,741	2,789	2,195	2,362	—	211	205	167

Total doubtful loans	8,601	7,863	7,580	6,578	5,007	311	241	255	181

(1)
"Non-accrual loans" are loans placed on a non-accrual basis but not yet written off.
(2)
"Non-performing loans" are loans on which we continue to accrue interest, but which are included in interest revenue only if interest is actually received.
(3)
"Accruing loans" are potential problem loans on which we continue to charge interest that is included in interest revenue.
(4)
"Interest not recognized" is the difference between the interest revenue that would have been recognized under original contractual terms and the interest revenue actually recognized in the relevant year.
(5)
"Included in interest" is the amount of interest revenue that is recognized in the relevant year.

        The following table sets forth the outstanding principal balance of loans as of December 31 for each of the last five years that were restructured.

	2001	2000	1999	1998	1997	Included in Interest Revenue 2001	Included in Interest Revenue 2000	Included in Interest Revenue 1999
					(In Millions of EUR)
The Netherlands	—	—	—	—	—	—	—	—
North America	—	—	10	15	16	—	—	—
Rest of the world	502	574	369	316	43	36	17	9

	502	574	379	331	59	36	17	9

Sovereign Risk Exposure and Related Specific Allowances

        The following table sets forth our sovereign risk exposure and related specific allowances at December 31, 2001, 2000 and 1999.

	At December 31,
	2001	2000	1999
	(In Millions of EUR Except Percentages)
Sovereign risk/Country risk exposure	1,080	1,107	1,342
Sovereign risk/Country risk specific allowances	(345)	(272)	(533)

Net exposure	735	835	809

Net exposure as a percentage of group capital	2.2%	2.6%	2.8%

        Total sovereign risk exposure, excluding trade debts, decreased by EUR 27 million in 2001 due to sales, write-offs and a change of our provisioning policy. Specific allowances for sovereign risk represented 32% of total sovereign risk exposure at December 31, 2001, as compared to 25% at December 31, 2000 and 40% at December 31, 1999. Of the total sovereign risk exposure at December 31, 2001, EUR 319 million, or 30%, was collateralized mainly by U.S. Treasury zero coupon bonds issued as part of Brady restructurings. This collateral is designed to cover fully the principal due on maturity. In determining specific allowances for sovereign risk, the estimated current value of this collateral has been taken into account.

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

        Cross-border outstandings exceeding 1% of total assets at December 31, 2001, 2000 and 1999 are shown in the following table. These figures are not netted for any legally enforceable written guarantees of principal or interest by domestic or other non-local third parties. At the dates below, there are no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal. The table does not include off-balance sheet items.

	Percentage of Total Assets	Total Amount	Banks	Government	Private Sector
	(In Millions of EUR Except Percentages)
December 31, 2001
United States	4.13	24,681	2,897	5,867	15,917
United Kingdom	3.41	20,345	10,352	0	9,993
Germany	2.37	14,142	6,040	4,431	3,671
Italy	2.20	13,163	2,383	8,071	2,709
Belgium	1.55	9,257	1,034	4,690	3,533
France	1.20	7,157	3,143	721	3,293
December 31, 2000
United States	3.9	21,317	3,768	1,720	15,829
United Kingdom	3.7	20,086	8,421	63	11,602
Italy	2.0	10,675	2,670	7,538	467
Belgium	1.8	9,947	5,329	2,871	1,747
Germany	1.8	9,668	3,585	4,186	1,897
December 31, 1999
United Kingdom	3.7	16,976	9,808	39	7,129
United States	3.9	17,845	3,719	1,192	12,934
Germany	2.7	12,430	7,487	3,865	1,078
France	1.3	5,838	2,751	1,187	1,900
Belgium	2.6	11,795	5,513	4,321	1,961
Italy	3.0	13,542	2,830	9,693	1,019
Japan	1.2	5,406	769	—	4,637

Cross-Border Outstandings Between 0.75% and 1% of Total Assets

        Cross-border outstandings to borrowers in countries in which such outstandings amounted to between 0.75% and 1% of total assets totaled EUR 4,943 million at December 31, 2001 and related to Sweden. At December 31, 2000, these outstandings totaled EUR 9,083 million and related to Spain and France. At December 31, 1999, these outstandings totaled EUR 3,848 million and related entirely to Spain.

Loan Concentrations

        One of the principal factors influencing the quality of our earnings and loan portfolio is diversification of loans by region, industry and borrower. A concentration exists when loans are made to a multiple number of borrowers engaged in similar activities, all of whom are subject to roughly the same effects of economic conditions or other changes. At December 31, 2001, there was no concentration of loans exceeding 10% of our total loans (gross).

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

	Average Amount 2001	Average Rate (%)	Average Amount 2000	Average Rate (%)	Average Amount 1999	Average Rate (%)
	(In Millions of EUR Except Percentage)
Banks
The Netherlands
Time deposits(1)	29,892	4.1	28,892	5.6	9,226	6.7
Demand deposits/Current accounts	9,523	4.0	8,863	5.4	16,804	6.5
Foreign
Time deposits(1)	70,079	4.1	84,666	5.7	52,566	5.5
Demand deposits/Current accounts	23,943	2.5	32,408	4.4	24,919	3.8
Total customer accounts
The Netherlands
Savings accounts	33,544	3.7	29,299	3.6	29,520	4.0
Time deposits(1)	72,773	5.1	61,653	5.5	18,313	5.8
Demand deposits/Current accounts	23,182	3.5	18,912	3.6	33,355	3.9
Others	4,165	6.5	9,402	6.8	10,682	6.8
Foreign
Savings accounts	50,357	3.6	48,875	4.0	37,101	4.3
Time deposits(1)	105,544	4.7	86,464	5.8	67,364	5.7
Demand deposits/Current accounts	30,697	4.2	24,062	4.3	18,104	3.5
Others	20,663	5.6	12,649	5.9	10,928	5.5

(1)
Includes our Eurodollar deposit activities and professional securities transactions. Time deposits are funds whereby the original term, the period of notice and interest payable have been agreed upon with the counterparty.

        Average amounts of deposits by foreign customers in the Dutch branches and offices included under Banks were for 2001, 2000 and 1999, EUR 23.3 billion, EUR 30.0 billion and EUR 34.9 billion, respectively, and for Total customer accounts were, for 2001, 2000 and 1999, EUR 18.6 billion, EUR 15.5 billion and EUR 18.2 billion, respectively.

Deposits of $100,000 or more

        At December 31, 2001, deposits of $100,000 or more or the equivalent in other currencies, held in the United States, in time deposits and certificates of deposits by term remaining until maturity were:

At December 31, 2001
(In Millions of EUR)
3 months or less	11,658
more than 3 months but less than 6 months	3,636
more than 6 months but less than 12 months	1,949
over 12 months	5,444

Total	22,687

Contractual Obligations, Commitments and Contingent Commitments

        Our contractual and contingent obligations and commitments are summarized in the following schedules.

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1 - 5 Years	After 5 Years
Debt securities	72	40	16	16
Subordinated debt	16	1	3	12
Operating leases	2	0	1	1
Other long-term obligations	420	396	17	7

        Other contractual obligations under finance lease agreements totaled EUR 52 million as of December 31, 2001, with EUR 28 million payable after one year.

Other Commercial Commitments	Total Commercial Commitments
Committed facilities	146
Commitments with respect to:
Guarantees granted	43
Irrevocable letters of credit	4
Recourse risks arising from discounted bills	0

Short-term Borrowings

        Short-term borrowings are borrowings with an original maturity of one year or less. These are included in our consolidated balance sheet under the items Banks, Total customer accounts and Debt securities. Categories of short-term borrowings for which the average balance outstanding during the preceding three fiscal years was equal to or greater than 30% of consolidated shareholders' equity at December 31, 2001 were included in the item Debt Securities and consisted of certificates of deposits and commercial paper. An analysis of the balance and interest rates paid on short-term borrowings is provided below.

	2001	2000	1999
	(In Millions of EUR Except Percentages)
Year-end balance	22,853	27,532	29,156
Average balance	26,526	28,084	24,053
Maximum month-end balance	31,443	35,993	31,278
Average interest rate during the year	4.2%	6.5%	6.1%
Average interest rate at year-end	5.2%	5.9%	6.0%

        For an analysis of the maturities of our liabilities at December 31, 2001, see the notes to the Consolidated Financial Statements.

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

        Holding is a public company with limited liability incorporated under the laws of The Netherlands to which the rules for large companies, as set out in Sections 152 to 164 inclusive of Book 2 of the Dutch Civil Code, or the "Large Company Rules", apply. Under the Large Company Rules, companies must have a two-tier system of corporate governance, consisting of a Supervisory Board and a Managing Board. The Supervisory Board supervises the policy conducted by the Managing Board, as well as the company's general course of affairs and its business.

        Under the Large Company Rules, our day to day management is vested with the Managing Board. Subject to certain statutory exemptions, the following powers, among others, are vested in the Supervisory Board by the Large Company Rules: (1) appointment of the members of the Supervisory Board; (2) appointment and dismissal of the members of the Managing Board; (3) adoption of the annual accounts; and (4) approval of certain resolutions by the Managing Board. In performing their duties, members of the Supervisory Board must consider the interests of the company and its business.

        Holding's Supervisory Board is an independent and self-appointing entity. The Supervisory Board appoints a chairman from among its members. It also appoints a secretary, who may or may not be a member of the Supervisory Board. Persons employed by Holding or an affiliated company cannot be appointed as Supervisory Board members.

        Supervisory Board members are appointed for a term of four years and may be re-appointed thereafter. Members of the Supervisory Board have agreed to retire by the day on which the annual general meeting of shareholders is held in the year in which he or she reaches the age of 70.

        The remuneration of each member of the Supervisory Board is determined by the Supervisory Board, subject to approval by the general meeting of shareholders.

        The members of the Supervisory Board of Holding as of April 1, 2002 were as follows:

Name	Year of Appointment	Term Expires	Principal Occupation
A.A. Loudon Chairman	1994	2002	Former Chairman of the Managing Board of AKZO Nobel N.V.
H.B. van Liemt Vice-Chairman	1986	2002	Former Chairman of the Managing Board of DSM N.V.
W. Overmars	1990	2003	Former Chairman of the Executive Board of Campina Melkunie B.V.
W. Dik	1993	2005	Former Chairman of the Managing Board of Royal KPN N.V. and former State Secretary for Foreign Trade
S. Keehn	1996	2002	Former President of the Federal Reserve Bank of Chicago
C.H. van der Hoeven	1997	2005	President and Chief Executive Officer of Royal Ahold N.V.
M.C. van Veen	1997	2005	Former Chairman of the Managing Board of Koninklijke Hoogovens N.V.
A. Burgmans	1998	2002	Chairman of the Managing Board of Unilever N.V.
Mrs. L.S. Groenman	1999	2003	Crown member Sociaal-Economische Raad (SER)
D.R.J. Baron de Rothschild	1999	2003	Senior Partner of Rothschild & Cie Banque, Deputy Chairman N.M. Rothschild Group (including N.M. Rothschild & Sons Ltd.)
Mrs. T. A. Maas-de Brouwer	2000	2004	Former member Senate of the Dutch Parliament, leadership position in several information technology organizations and business developer for the Hay Group B.V.
P.J. Kalff	2000	2004	Former Chairman of the Managing Board of ABN AMRO Holding and ABN AMRO Bank N.V.

        The members of the Managing Board of Holding as of April 1, 2002 were as follows:

Name	Year of Appointment	Term Expires(1)	Principal Occupation
R.W.J. Groenink	1988	2013	Chairman of the Managing Board
W.G. Jiskoot	1997	2013	Wholesale Clients SBU
T. de Swaan	1999	2008	Corporate Center
J.Ch.L. Kuiper	1999	2010	Consumer & Commercial Clients SBU
C.H.A. Collee	2000	2015	Consumer & Commercial Clients SBU
S.A. Lires Rial	2000	2023	Wholesale Clients SBU
H. Y. Scott-Barrett	2000	2021	Wholesale Clients SBU

(1)
Managing Board members are appointed until reaching the mandatory retirement age of 62, unless otherwise indicated.

        The senior executive vice presidents of the Bank as of April 1, 2002 were as follows:

Name	Year of Appointment	Principal Occupation
J.J. Oyevaar	1985	Consumer & Commercial Clients SBU/Special Projects
J.J. Kamp	1986	Corporate Center/Group Legal and Compliance
F.G.H. Deckers	1998	Consumer & Commercial Clients SBU/CEO of BU Netherlands
H. Mulder	1998	Corporate Center/Risk Management
J. Sijbrand	1998	Wholesale Clients SBU/Risk Management
G.J.B. Hartsink	2000	Corporate Center/Operations Policy
A.M. Kloosterman	2000	Wholesale Clients SBU/Corporate Banking
A.E. J.M. Cook-Schaapveld	2000	Wholesale Clients SBU/Corporate Banking
R. J. Meuter	2000	Wholesale Clients SBU/Corporate Banking
N. Lorenzen	2000	Wholesale Clients SBU/Financial Markets
J. W. Meeuwis	2000	Wholesale Clients SBU/Corporate Finance
K. Edington	2000	Wholesale Clients SBU/Chief Operating Officer
J. P. Schmittman	2000	Consumer & Commercial Clients SBU/New Growth Markets and Private Clients & Asset Management SBU/Private Clients
T. Cross-Brown	2000	Private Clients & Asset Management SBU
M.B.G.M. Oostendorp	2000	Corporate Center/Group Finance
E.H. Kok	2000	Wholesale Clients SBU/Loan Products
F.C. Barbosa	2001	Consumer & Commercial Clients SBU/CEO of BU Brazil and President of ABN AMRO Brazil
P.N.N. Turner	2001	Wholesale Clients SBU/Corporate Finance
R. van Paridon	2001	Wholesale Clients SBU/GTS Custody & Clearing
G. Louw	2002	Corporate Center/Group HR

B. Compensation

        For the year ended December 31, 2001, the compensation paid to current and former members of the Managing Board and senior executive vice presidents of the Bank aggregated EUR 47.5 million.

        The Managing Board and Supervisory Board are compensated for services that they provide to us. In 2001, the Managing Board received total compensation of EUR 14.6 million, including a EUR 4.9 million severance package for the three retiring members of the Managing Board and a EUR 0.5 million expatriate allowance received by Messrs. Scott-Barrett and Lires Rial. In 2001, the Supervisory Board received total compensation of EUR 0.6 million. On December 31, 2001, the Managing Board owned a total of 46,943 of our Ordinary Shares, and the Supervisory Board owned a total of 13,311 of our Ordinary Shares. On December 31, 2001, the Managing Board held options for a total of 1,853,786 of our Ordinary Shares, and the Supervisory Board held options for a total of 181,389 of our Ordinary Shares.

        No amount was set aside to provide pension benefits for current and former members of the Managing Board and senior executive vice presidents of the Bank pursuant to plans provided or contributed to by us for 2001, 2000 and 1999, as a result of the good performance of the Bank's pension fund.

        Effective January 1, 2001, we changed the basis for the compensation paid to the Managing Board and other top executives of the Bank. Compensation is now more variable, more equity-based, more focused on the long term and more geared to the achievement of value-based performance measures.

        The annual bonus is based upon a combination of value-based performance measures, such as economic profit and efficiency ratios, and a number of other key strategic targets which are set at the beginning of each year. The bonus for the Chairman of the Managing Board and the Chief Financial Officer is based upon the financial performance of the Bank, in addition to their personal performance. The bonus of Managing Board members who are responsible for a Strategic Business Unit is based upon a combination of the financial performance of the Bank, the financial performance of the applicable SBU and their personal performance. The normal maximum bonus has been set at 100% of base salary. However, in exceptional circumstances, the Bank's remuneration committee may decide to grant bonuses of up to 125% of base salary.

        In addition to salary and bonus, Managing Board members are also granted, as part of their overall remuneration package, options on Ordinary Shares and conditional share awards. Members of the Managing Board are granted 80,000 options and the Chairman of the Managing Board is granted 112,000 options. These options have a duration of ten years. The options are exercisable after the first three years from the date of grant only if the Bank has achieved growth in economic profit and a 12.5% minimum return on equity in the third year from the date of grant. If this criteria is not met, the test may be applied for up to three subsequent years. If the criteria is not met within six years from the date of grant, the options will lapse.

        Beginning January 1, 2001, a new performance share plan was introduced which operates over four years. At the beginning of 2001, Managing Board members received a conditional award of 70,000 shares and the Chairman of the Managing Board received a conditional award of 98,000 shares. The vesting of the 2001 awards, which will occur after the end of 2004, will operate on a sliding scale based on the total return to shareholders, or TRS, generated by the Bank relative to the TRS generated by its peer group. For example, if the Bank ranks lower than tenth based on TRS, then no award of shares will be made. If the Bank ranks above the upper quartile (fifth out of 21), then a full award of shares will be paid. Finally, if the Bank ranks at the top of the TRS rankings, then 150% of the full amount will be paid. The performance share plan allows for awards to be made in future years and the remuneration committee intends to make the same awards available to Managing Board members in 2002 contingent upon the Bank's performance over the four year period beginning in 2002 and ending in 2005.

        The following table sets forth the salary and bonus compensation of the Managing Board for 2001.

	Salary	Bonus	Total
	(In Thousands of EUR)
R.W.J. Groenink	889	356	1,245
R.W.F. van Tets(2)	635	127	762
J.M. de Jong(2)	635	286	921
W.G. Jiskoot	635	127	762
R.G.C. van den Brink(2)	635	127	762
T. de Swaan	635	254	889
J. Ch. L. Kuiper	635	286	921
C.H.A. Collee	635	286	921
S.A. Lires Rial(1)	635	127	762
H.Y. Scott-Barrett(1)	635	127	762

(1)
In addition to their salary, Messrs. Scott-Barrett and Lires Rial received an expatriate allowance of EUR 454,000 each in 2001.
(2)
Messrs R.W. van Tets, J.M. de Jong and R.G.C. van den Brink resigned from the Managing Board effective December 31, 2001.

        The following table sets forth the compensation of the members of the Supervisory Board for 2001.

Total Cash Compensation
(In Thousands of EUR)
A.A. Loudon	54
H.B. van Liemt	45
W. Overmars	38
R.J. Nelissen(1)	16
W. Dik	41
J.M.H. van Engelshoven(1)	16
R. Hazelhoff(1)	16
S. Keehn(2)	32
C.H. van der Hoeven	38
M.C. van Veen	38
A. Burgmans	38
Mrs. L.S. Groenman	41
D.R.J. Baron de Rothschild	32
Mrs. T.A. Maas-de Brouwer	32
P.J. Kalff	32

(1)
Messrs. R.J. Nelissen, J.M.H. van Engelshoven and R. Hazelhoff resigned from the Supervisory Board on May 10, 2001.
(2)
Besides his remuneration, Mr. Keehn received an attendance fee of EUR 40,000.

C. Board Practices

        The information set forth in Item 6.A. entitled "Directors and Senior Management," is incorporated into this section by reference.

        The Audit Committee consists of six members who meet with the Chairman of the Managing Board, the Chief Financial Officer and one or more members of the Managing Board. The members of the Audit Committee are the Chairman of the Supervisory Board, A.A. Loudon, the Vice-Chairman of the Supervisory Board, H.B. van Liemt, and the following four members of the Supervisory Board: L.S. Groenman, W. Dik, W. Overmars and C.H. van der Hoeven.

        Holding's Audit Committee met on five occasions in 2001. The role of the Audit Committee is to oversee the preparation of the annual consolidated financials, establish our budget, oversee the performance of major loans, establish the provisions for loan losses and oversee the preparation of the management letter. The Audit Committee also reviews our risk management policy, litigation and proposed acquisitions.

        Upon termination from the Managing Board, each member is entitled to a one-time payment equal to the Managing Board member's salary and bonus at the time of termination, subject to the discretion of the Supervisory Board.

D. Employees

        At December 31. 2001, we had 109,930 full-time employees, a decrease of 1,864 from December 31, 2000. Approximately 9,800 of these employees hold managerial and executive positions. A breakdown of employees by business unit and for ABN AMRO Lease Holding at December 31, 2001 is set forth in Item 5—"Operating and Financial Review and Prospects."

        Holding has stock option programs under which employees of the Bank's operating divisions and support functions located in The Netherlands may receive stock option grants in lieu of cash profit-sharing or Christmas bonuses. In addition, under a stock option program for senior management, each year a number of options to acquire Ordinary Shares are granted to approximately 250 employees, including but not limited to the members of the Managing Board and senior executive vice presidents of the Bank, with the level of grants based on seniority. The exercise price of options under these programs is equal to the average of the high and low quoted price of the Ordinary Shares on the Euronext Amsterdam on the date of grant. Pursuant to its stock option programs, Holding may issue new shares or shares purchased by Holding in the open market. Depending on the stock option program, the options are fully vested on the date of grant and are exercisable during specified "window periods" for a period of either five years or seven years. Options granted after June 26, 1998 are, in accordance with tax rules, exercisable during specified "window periods" during the fourth through seventh years after the option is granted. On December 31, 2001, outstanding options held by employees were as follows:

Year of Expiration	Staff Options	Average Exercise Price
	(In Thousands)	(In EUR)
2002	6,033	16.59
2003	13,956	22.56
2004	10,628	20.77
2005	5,677	21.17
2006	—	—
2007	4,744	21.30
2008	9,620	22.74
Total	50,658	21.23

E. Share Ownership

        As of December 31, 2001, the following members of our Managing Board owned Ordinary Shares: R.W.F. van Tets; W.G. Jiskoot; J.Ch.L. Kuiper; and H.Y. Scott-Barrett. As of December 31, 2001, the following members of the Supervisory Board owned Ordinary Shares: M.C. van Veen; A. Burgmans; S. Keehn; and P.J. Kalff. Each of these Managing Board and Supervisory Board members beneficially owned less than one percent of our Ordinary Shares.

        The following table identifies as of December 31, 2001 the options on our Ordinary Shares held by members of our Managing Board and Supervisory Board.

	Number of Options	Average Exercise Price	Expiration Period
	(In EUR)
R.W.J. Groenink	226,410	20.35	2008
R.W.F. van Tets	237,196	20.12	2008
J.M. de Jong	196,410	21.11	2008
W.G. Jiskoot	235,981	20.14	2008
R.G.C. van den Brink	235,981	20.14	2008
T. de Swaan	155,981	21.13	2008
J.Ch.L. Kuiper	143,271	21.38	2008
C.H.A. Collee	141,014	21.37	2008
S.A. Lires Rial	150,271	21.34	2008
H.Y. Scott-Barrett	131,271	21.59	2008
P.J. Kalff	181,389	19.21	2008

        As of December 31, 2001, 2.0 million Ordinary Shares, at an average exercise price of EUR 20.91, were issuable upon the exercise of options held as of such date by members of the Managing Board and senior executive vice presidents of the Bank taken together as a group.

Item 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

        The institutions listed in the table below reported the following direct holdings of Holding Ordinary Shares and preference shares. The figures reflect the number of Ordinary Shares and depositary receipts of preference shares held as well as the holdings as a percentage of the total outstanding Ordinary Shares and depositary receipts of preference shares at December 31, 2001, respectively. Depositary receipts of preference shares are issued by Stichting Administratiekantoor ABN AMRO Holding, or Stichting. This foundation held 362,456,468 Preference Shares, 99.99% of the preference shares, at year-end 2001.

	Number of Ordinary Shares	Percentage of Ordinary Shares	Number of Depositary Receipts of Preference Shares(1)	Percentage of Depositary Receipts of Preference Shares(1)
Aegon N.V.(2)	16,416,631	1.06	49,086,968	13.54
Fortis Utrecht N.V.(3)	15,012,468	0.97	52,122,228	14.38
Delta Lloyd Leven(4)	6,280,056	0.41	35,873,467	9.90
ING Groep N.V.(5)(6)	179,060,781	11.61	63,945,531	17.64
Rabobank Nederland(7)	1,446,378	0.09	37,432,589	10.33
De Zonnewijser (investment fund)(8)	—	—	50,506,264	13.93

(1)
Other than Stichting, the holders of preference shares listed in the table above hold certificates entitling them to the economic benefits of the preference shares. The preference shares represented by these certificates are held by Stichting and the voting rights in respect of such preference shares are held by Stichting. Stichting will, upon request of a certificate holder, issue a proxy to such certificate holder to vote on the preference shares at his own discretion, unless certain conditions apply.
(2)
In 2001, Aegon N.V. increased its ownership to 1.06% of the total outstanding amount of Ordinary Shares from its prior outstanding amount of 1.04%. Aegon N.V. also decreased its ownership to 13.54% of the total outstanding amount of preference shares from its prior amount of 16.30%.
(3)
In 2001, Fortis Utrecht N.V. increased its ownership to 0.97% of the total outstanding amount of Ordinary Shares from its prior ownership of 0.90%. Fortis Utrecht N.V. also increased its ownership to 14.38% of the total outstanding amount of preference shares from its prior outstanding amount of 10.33%.
(4)
In 2001, Delta Lloyd Leven decreased its ownership to 0.41% of the total outstanding amount of Ordinary Shares from its prior ownership of 0.46%. Delta Lloyd Leven also increased its ownership to 9.90% of the total outstanding amount of preference shares from its prior ownership of 1.63%.
(5)
The Ordinary Shares owned by ING Groep N.V. may not be voted because ING Groep N.V. has not received a declaration of no objection from the Dutch Ministry of Finance permitting it to vote the shares.
(6)
In 2001, ING Groep N.V. increased its ownership to 11.61% of the total outstanding amount of Ordinary Shares from its prior ownership of 10.36%. ING Group N.V. also increased its ownership to 17.64% of the total outstanding amount of preference shares from its prior ownership of 17.63%.
(7)
In 2001, Rabobank Nederland decreased its ownership to 0.09% of the total outstanding amount of Ordinary Shares from its prior ownership of 0.12%. Rabobank Nederland also increased its ownership to 10.33% of the total amount of preference shares from its prior ownershp of 10.31%.
(8)
In 2001, De Zonnewijser increased its ownership to 13.93% of the total outstanding amount of preference shares from its prior ownership of 13.55%.

        Stichting holds preference shares representing 48.52% of the total capital outstanding on December 31, 2001. Stichting has issued a corresponding number of certificates representing beneficial interest in the preference shares, which are listed on the Euronext Amsterdam. The voting rights of the preference shares are held by Stichting in its capacity as shareholder.

        Stichting may grant proxies to certificate holders to vote on the preference shares at their own discretion at a meeting of shareholders. Stichting will issue a proxy upon request of a certificate holder for each meeting of shareholders, unless certain conditions apply, such as a public bid on our shares or any other circumstance which may adversely affect our interest. Voting rights on preference shares granted to a certificate holder by proxy will correspond to the amount of certificates held by the certificate holder in relation to the stock price of the Ordinary Shares at the close of the last trading day of the Euronext Amsterdam in the month preceding the convocation of the shareholders meeting.

        Stichting will exercise the voting rights on the preference shares for which it has not issued a proxy according to their economic value. Stichting will vote on the preference shares taking into account the interests of Holding and related parties, as stipulated in its charter. Under Dutch corporate law, proxy solicitation is permitted by the Managing Board or certain shareholders of a Dutch company, giving shareholders further ability to exercise their voting rights at shareholder meetings of Dutch companies.

        Stichting is a non-membership organization, i.e., an entity without shareholders or other members that is similar to a trust or foundation, with a self-appointing Managing Board, organized under the laws of The Netherlands. As of December 31, 2001, the members of the Managing Board of Stichting were:

Name	Occupation
P. Schwencke	Former Deputy Director of Nederlandsche Participatie Maatschappij N.V.
A. Heeneman	Former Group Controller of Shell International Petroleum Ltd.
R.W. J. Groenink	Chairman of the Managing Board of Holding

        Neither Mr. Heeneman nor Mr. Schwencke has any management or other material relationship with Holding or its subsidiaries or other group companies. Under the governing instruments of Stichting, one of the members of the Managing Board of Stichting is the Chairman of the Managing Board of Holding.

        To the extent that Stichting disposes of any Preference Shares held by it, or Holding issues new Preference Shares to any person or entity other than Stichting, Preference Shares may only be held by, in addition to Stichting, (1) natural persons, (2) Holding or (3) such other legal entities as are approved by the Managing Board and the Supervisory Board of Holding in connection with a partnership with or takeover of another enterprise by merger or by acquisition of a participating interest or expansion thereof. Except in connection with a transaction of a type described in clause (3) of the preceding sentence, or a transfer to Holding or Stichting, preference shares may not be transferred or issued to an acquiring party if the acquiring party holds more than 1% of the preference shares or if the acquiring party would hold more than 1% of the preference shares after the acquisition. Any transfer of preference shares made in accordance with the foregoing sentence only can be made to a person that is permitted to hold preference shares pursuant to the articles of association.

        Pursuant to the articles of association of Holding, Stichting Prioriteit ABN AMRO Holding, the holder of the one priority share, par value EUR 2.24, determines the number of members of the Managing Board of Holding, which may not be less than five, and the number of members of the Supervisory Board of Holding, which may not be less than five. Any shareholders' resolution to amend the articles of association of Holding or to dissolve Holding requires not only the approval of the Supervisory Board but also the prior approval of the holder of the priority share.

        Stichting Prioriteit ABN AMRO Holding is a non-membership organization organized under the laws of The Netherlands with a self-appointing managing board. Its objective is to protect the interests of Holding and related parties, including in the event of a hostile takeover attempt. The Managing Board of Stichting Prioriteit ABN AMRO Holding is composed of the members of the Supervisory Board and Managing Board of Holding. Accordingly, the priority share and its ownership by Stichting Prioriteit ABN AMRO Holding serve essentially as a mechanism by which the Supervisory Board and the Managing Board may determine their own size and approve or disapprove amendments to the articles of association of Holding.

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

B. Related Party Transactions

        There were no material contracts in which members of the Managing Board or the senior executive vice presidents of the Bank had any interest during 2001. Loans to members of the Managing Board and to members of the Supervisory Board totaled EUR 13.9 million and EUR 12.3 million, respectively, at December 31, 2001. As described under Item 6—"Directors, Senior Management and Employees," some members of the Supervisory Board are current or former senior executives of leading multinational corporations based primarily in The Netherlands. Members of our group may at any time have lending, investment banking or other financial relationships with one or more of these corporations in the ordinary course of business on terms which Holding believes are no less favorable to our group than those reached with unaffiliated parties of comparable creditworthiness.

C. Interests of Experts and Counsel

        Not Applicable.

Item 8.    FINANCIAL INFORMATION

        The information set forth in Item 18—"Financial Statements" is incorporated into this section by reference.

        Legal proceedings have been initiated against us in a number of jurisdictions, but on the basis of information currently available, and having taken counsel with legal advisers, the Managing Board is of the opinion that the outcome of these proceedings is unlikely to have significant effects on our consolidated financial position or profitability.

Item 9.    THE OFFER AND LISTING

        Not Applicable.

Item 10.    ADDITIONAL INFORMATION

A. Share Capital

        Not Applicable.

B. Memorandum and Articles of Association

        The description set forth below is a summary of the material information relating to Holding's share capital, including summaries of certain provisions of the articles of association and applicable Dutch law in effect at the date hereof. The articles of association were last amended by a notarial deed executed by R.J.C. van Helden, civil law notary in Amsterdam, on May 17, 2001, pursuant to a resolution of the extraordinary meeting of shareholders of Holding passed on May 10, 2001. The certificate of no objection of the Ministry of Justice on the proposed amendments to the articles of association was issued by the Ministry of Justice under the number N.V. 385.573. An English copy of the articles of association is attached as Exhibit 1 to this Annual Report. The full text of the articles of association in Dutch is available at the headquarters of Holding.

Share Capital

        Under the articles of association, the authorized share capital of Holding amounts to EUR 4,704,000,224 nominal value. It consists of (1) four billion Ordinary Shares, nominal value EUR 0.56 each, (2) one hundred million convertible preference shares, nominal value EUR 2.24 each, each of which is convertible into four Ordinary Shares, subdivided into one series of twenty million convertible preference shares and eight series of ten million convertible preference shares, (3) one billion preference shares, nominal value EUR 2.24 each, divided into one series of four hundred million preference shares and six series of one hundred million preference shares, and (4) one hundred priority shares, nominal value EUR 2.24.

Issuance of Shares

        The Managing Board may be authorized by resolution of the general meeting of shareholders to issue from time to time Ordinary Shares, preference shares and convertible preference shares. This authority is subject to the prior approval of the Supervisory Board and is currently further limited to a maximum of 50% of the current authorized share capital of Holding of EUR 4,704,000,224 and to the current maximums of specific classes of shares of capital stock described above. The current authority of the Managing Board to issue shares of capital stock will terminate on May 11, 2003 unless extended by the general meeting of shareholders of Holding in accordance with the articles of association, in each instance for a period not exceeding five years. At the 2002 Annual General Meeting of Shareholders, the general meeting will be requested to extend the current authority to May 3, 2004. In the event the authority of the Managing Board to issue shares of capital stock terminates, the issuance of shares of capital stock would require a resolution of the general meeting of shareholders, upon a proposal of the Managing Board, which is subject to the prior approval of the Supervisory Board. For purposes of the foregoing granted authority, issuances of shares of capital stock include the granting of rights to subscribe for shares of capital stock, such as options and warrants. The Managing Board may also be authorized by the resolution of the general meeting of shareholders to restrict or exclude pre-emptive rights in respect of Ordinary Shares and convertible preference shares.

Ordinary Shares

        Holders of Ordinary Shares are entitled to one vote per Ordinary Share. There are no limitations, either under Dutch law or in the articles of association, on the right of non-residents of The Netherlands to hold or vote Ordinary Shares. The holders of Ordinary Shares are entitled to dividends in such amounts and at such times as may be declared by Holding out of funds legally available therefor. Cash dividends payable in euros on Ordinary Shares of Holding may be officially transferred from The Netherlands and converted into any other convertible currency. Ordinary Shares have certain pre-emptive rights. See "Shareholders' Pre-emptive Rights."

        Ordinary Shares are issued in bearer or registered form. Ordinary Shares in bearer form may be represented by a global certificate. No share certificates will be issued in respect of such bearer shares. The global certificate will be held by Nederlands Instituut voor Giraal Effectenverkeer, or NECIGEF, the Dutch central depository institution. The shares may be held by individual shareholders through their securities account with a custodian linked to NECIGEF. Any dividends are paid by Holding to the custodian for the benefit of the applicable shareholders.

        For registered Ordinary Shares, no share certificates will be issued. Holders of registered Ordinary Shares are entered in the shareholders' register, which is maintained by Holding. In case the registered shares are held by a custodian, the shares may be registered in the name of a central depository institution or a custodian linked to such central depository institution on behalf of the shareholders. On request of a holder of registered Ordinary Shares, Holding is required to provide an extract from the register of shareholders in the name of the holder. Transfer of a registered share in the capital of Holding requires an instrument of transfer and, if Holding is not a party to the transfer, a written acknowledgment by Holding or service of an instrument on Holding. The acknowledgment must be made in the instrument of transfer, either by a dated statement on the instrument of transfer or on a copy or extract thereof certified by a civil law notary or the transferor to be a true copy or extract of the instrument of transfer. Official service by an authorized Dutch process servicer of the instrument of transfer or of such copy or extract on Holding is considered to have the same effect as an acknowledgment by Holding of the transfer.

        The principal Paying Agent in The Netherlands for the Ordinary Shares is ABN AMRO Bank N.V.

Convertible Preference Shares

        Each convertible preference share is convertible into four Ordinary Shares upon payment of EUR 0.79 per Ordinary Share. The conversion period runs through October 31, 2003. If a convertible preference share is converted into Ordinary Shares, the holder thereof is entitled to dividends and other distributions on the underlying Ordinary Shares as of the beginning of the fiscal year in which the conversion has taken place. However, if in respect of the then current fiscal year, dividends have already been made payable prior to the day of conversion, only dividends which have been made payable in cash will be paid. The holder of a convertible preference share that has been converted into Ordinary Shares remains entitled to any unpaid dividend on the convertible preference share in respect of the fiscal year preceding the fiscal year in which the conversion has taken place.

        Holders of convertible preference shares are entitled to four votes per convertible preference share. The holders of convertible preference shares are entitled to preferred dividends in such amounts as are provided for in the articles of association and have certain preferential rights upon liquidation. See "Dividends" and "Liquidation Rights," respectively.

Preference Shares

        Nearly all of the preference shares are held by Stichting, as record holder, which issues receipts evidencing ownership interests in preference shares to the beneficial owners thereof. Each preference share carries four votes.

        The voting rights in respect of the preference shares are held by Stichting in its capacity as shareholder. According to the charter of Stichting, Stichting is able to grant proxies to certificate holders to vote on the preference shares at their own discretion at a meeting of shareholders, unless certain conditions apply, such as a public bid on our shares or any other circumstance which may adversely affect our interest. In such case, the voting rights remain with the Managing Board of Stichting, which has broad discretion to vote the preference shares in a manner consistent with the interests of Holding and its affiliated companies. Voting rights on preference shares granted to a certificate holder by proxy will correspond to the amount of certificates held by such certificate holder in relation to the stock price of the Ordinary Shares at the close of the last trading day of Euronext Amsterdam. Stichting will exercise the voting rights on the preference shares for which it has not issued a proxy according to their economic value.

        Each preference share entitles the holder thereof to preferred dividends in an amount as is provided for in the articles of association. See "Dividends." The holders of the receipts are entitled to receive dividends in an amount equal to any dividends received on the preference shares by Stichting. Each preference share has certain preferential rights upon liquidation. See "Liquidation Rights." As of December 31, 2001, 99.99% of the preference shares were held of record by Stichting. See Item 7A—"Major Shareholders."

Priority Share

        The holders of the priority shares determine the size of the Managing Board and the Supervisory Board, subject to a minimum number of five directors. Any shareholders' resolution to amend the articles of association or to dissolve Holding requires the approval of the holders of the priority shares in addition to the approval of Holding. See "Voting."

        At present, only one priority share is issued and outstanding. It is held by Stichting Prioriteit. Stichting Prioriteit is a non-membership organization organized under the laws of The Netherlands with a self-appointing managing board. Its objective is to protect the interests of Holding, including in the event of a hostile take-over attempt. See Item 7A—"Major Shareholders."

        The holders of the priority shares are entitled to four votes. The holders of the priority shares also are entitled to a preferred dividend in an amount provided for in the articles of association. See "Dividends." The holder of the priority share has certain preferential rights upon liquidation. See "Liquidation Rights."

Voting; Directors

        Each Ordinary Share in the capital of Holding is entitled to one vote. Each priority share, preference share and convertible preference share is entitled to four votes. Subject to certain exceptions provided for by law or in the articles of association, as described herein, resolutions are passed by an absolute majority of the votes cast.

        Voting at shareholders' meetings principally is related to approval of the annual accounts of Holding and discharging the members of the Managing Board and Supervisory Board. In addition, the shareholders may appoint the auditors required by law to be appointed. However, if they do not, the Supervisory Board must do so. The shareholders of Holding also may resolve to (1) delegate the authority to the Managing Board to issue shares, (2) delegate the authority to the Managing Board to restrict or exclude pre-emptive rights in respect of shares issued pursuant to authority granted in clause (1), (3) authorize the Managing Board to engage in repurchases of capital stock of Holding or (4) amend the articles of association, but, in the case of clause (4), only following a motion by the Managing Board which has been previously approved by the Supervisory Board. Certain decisions are reserved for the holders of the priority share.

        Shareholders are not entitled to vote with respect to the election of members of the Managing Board. The articles of association and the Dutch Large Company Rules provide that the members of the Managing Board are to be appointed by the Supervisory Board. Shareholders are not entitled to make recommendations or to object to the election of any person to the Managing Board. Shareholders are, however, informed about appointments to the Managing Board. Shareholders also are required to be consulted on any proposed dismissal of a member of the Managing Board, although the views of the shareholders on any such dismissal are not binding upon the Supervisory Board.

        Shareholders generally are not entitled to vote with respect to the election of members of the Supervisory Board. Under the articles of association and the Large Company Rules, the members of the Supervisory Board are appointed by the Supervisory Board itself, except where there are no members in office, in which case they are appointed by the general meeting of shareholders. Pursuant to the articles of association, members of the Supervisory Board may be suspended by the Supervisory Board itself, which suspension shall lapse if, within one month of the suspension, Holding, represented by the Supervisory Board, does not request that the Companies Division of the Amsterdam Court of Appeal dismiss the suspended Supervisory Board member. When a vacancy arises on the Supervisory Board, the general meeting of shareholders, the Staff Council of the Bank and the Managing Board may recommend a replacement. The Supervisory Board must notify the general meeting of shareholders and the Staff Council of the name of the person it wishes to appoint. The general meeting of shareholders or the Staff Council may object to the appointment on the grounds that the person nominated will not be fit to perform the duties of a member of the Supervisory Board or the Supervisory Board will not be properly constituted following the proposed appointment. Disputes concerning appointments or that procedural requirements in connection with an appointment have not been observed may be submitted to the Companies Division of the Court of Appeal in Amsterdam. Limitations on the ability of the shareholders of Holding to determine the composition of the Supervisory Board may have the effect of delaying or precluding transactions involving a change of control of Holding.

        The general meeting of shareholders may appoint a shareholders' committee, to which it may transfer the powers granted and duties imposed by law with respect to the appointment and dismissal of members of the Supervisory Board and of the Managing Board for a period of no more than two years. A shareholders' committee was appointed on May 10, 2001 at Holding's annual general meeting of shareholders and the foregoing powers and duties were transferred to the shareholders' committee until May 9, 2002. Pursuant to the shareholders' committee's regulations, the Chairman of the Supervisory Board of Holding is chairman, without voting rights, of the shareholders' committee. The other current members of the shareholders' committee, all of whom are unaffiliated with Holding, are as follows:

Name	Principal Occupation
W.H. van Bruggen-Gorter	Director of Stichting Socutera and Director of Association of Securitiesholders
A.C.M. Groeneveld	Director of Vermogensbeheer SPF Beheer B.V. (Pension Fund of Dutch Railways)
P.W. Kruseman	Director of Amsterdams Historisch Museum (Amsterdam Historical Museum)
H.I. Möller	VCK (Verenigd Cargadoors Kantoor)
P.A. Wackie Eysten	Lawyer

        At the 2002 annual general meeting of shareholders of Holding to be held on May 2, 2002, the general meeting will be requested to appoint a shareholders' committee and to transfer the foregoing powers and duties to it for a further term of one year. It will be proposed that the general meeting appoints as members of such new shareholders' committee the current members, with the exception of Mr. Wackie Eysten. It will be proposed that Mr. Wackie Eysten be replaced by Mr. Rosendaal, whose principal occupation is as a lawyer.

        Shareholders only are entitled to attend meetings of shareholders and take part in the deliberations thereat if they have informed Holding of their intention to do so in accordance with the conditions set out in the public notification of the shareholders' meeting. Under Dutch law, their rights may be exercised by the shareholder who held such rights on a record date not more than seven days before the shareholders' meeting. The general meeting of shareholders may authorize the Managing

Board for a period of five years to determine the record date in respect of a general meeting of shareholders. In the 2000 annual general meeting of shareholders of Holding, the general meeting granted this authorization to the Managing Board for a period of five years. If the Managing Board does not set a record date, the shareholder must own the shares on the date of the shareholders meeting in order to exercise his right to attend and vote at the shareholders meeting. Under Dutch law, a shareholder may grant its proxy to vote its shares to a third party, such as a member of the Managing Board.

        Meetings of holders of convertible preference shares and preference shares of a particular class must be held as frequently as and whenever such a meeting is required by law or any provision of the articles of association or deemed necessary by the Managing Board or the Supervisory Board. Such meetings may also be called by one or more shareholders who jointly represent at least 10% of the issued and outstanding shares of the class concerned.

        A general meeting of shareholders must be held once a year in Amsterdam, no later than in the month of June, to, among other things, approve the annual accounts of Holding. General meetings of shareholders may be convened by the Managing Board, the Supervisory Board and, in certain circumstances, the holders of shares (including holders of receipts issued by Stichting evidencing ownership interests in preference shares) representing at least 10% of the total outstanding share capital of Holding, upon at least 15 days' prior notice to be published in at least one nationally distributed daily newspaper and the Official Price List of the Euronext Amsterdam. There are no quorum requirements applicable to general meetings, although certain quorum requirements may apply to specific proposed actions.

Dividends

        Subject to certain exceptions, dividends only may be paid out of profits, as set forth in the annual financial statements of Holding. Distributions may not be made if the distribution would reduce shareholders' equity below the sum of the paid up capital and the reserves required by Dutch law or the articles of association.

        The holders of the priority shares are entitled to receive an annual cash dividend representing 6% of the face value of each share of EUR 2.24. Dividends cannot be paid on any other class of shares of Holding to the extent that the dividend on the priority shares remains unpaid when due.

        Holders of preference shares are entitled to receive an annual cash dividend representing 5.55% of the face value of EUR 2.24. As of January 1, 2011, and every ten years thereafter, the dividend percentage will be adjusted in line with the average redemption yield on the five longest dated Dutch government bonds, plus an increment of not less than 25 nor more than 100 basis points, depending on prevailing market conditions. Holders of convertible preference shares are entitled to receive an annual cash dividend representing 6% of the amount paid on each share. As of January 1, 2004, and every ten years thereafter, the dividend percentage will be adjusted in line with the redemption yield on Dutch government bonds with an original or remaining term to maturity of nine to ten years, plus an increment or less a reduction of not more than 100 basis points, depending on prevailing market conditions. To the extent that dividends on the preference shares and the convertible preference shares cannot be paid out of the annual profits, no dividends on the preference shares and the convertible preference shares will accrue. Dividends cannot be paid on the Ordinary Shares to the extent that any portion of the dividend on the preference shares and convertible preference shares remains unpaid.

        Out of the profits remaining after the payment of dividends on the priority share, the preference shares and the convertible preference shares, such amounts may be reserved as the Managing Board, with the approval of the Supervisory Board, deems necessary. The remaining amount, if any, will be distributed in the form of a dividend to the holders of the Ordinary Shares. With the approval of the Supervisory Board, the Managing Board may (1) distribute to the holders of Ordinary Shares a dividend in the form of shares or (2) make distributions to the holders of Ordinary Shares out of one or more reserves which are not required by law to be maintained by Holding.

        Subject to the prior approval of the Supervisory Board, the Managing Board may resolve to make interim distributions to holders of Ordinary Shares if an interim statement of assets and liabilities shows that such distributions are permitted.

Shareholders' Pre-emptive Rights

        Upon the issuance of Ordinary Shares or convertible preference shares, holders of Ordinary Shares have pre-emptive rights to subscribe for new issuances in proportion to their holdings. Notwithstanding the foregoing, holders of Ordinary Shares will not have preemptive rights in respect of (1) issuances of shares to employees of Holding or group companies and (2) issuances of shares for non-cash consideration. Holders of Ordinary Shares also do not have preemptive rights in connection with the issuance of Ordinary Shares and convertible preference shares that are issued pursuant to the exercise of a right to subscribe for such shares, such as options and warrants, although the holders of Ordinary Shares have preemptive rights in respect of the issuance of such options and warrants.

        The Managing Board, subject to the approval of the Supervisory Board, may be authorized by resolution of the general meeting of shareholders to restrict or exclude pre-emptive rights with respect to the Ordinary Shares and convertible preference shares if the shareholders have delegated the authority to issue these shares to the Managing Board. The current authority of the Managing Board to restrict or exclude pre-emption rights is limited to 30% of the total number of Ordinary Shares and convertible preference shares in the authorized share capital of Holding. This authority will terminate on May 11, 2003 unless extended by the general meeting of shareholders of Holding in accordance with the articles of association, in each instance for a period not exceeding five years. At the 2002 annual general meeting of shareholders of Holding, the shareholders will be requested to extend the current authority to May 3, 2004.

Acquisition by Holding of its Own Shares

        Holding may acquire shares of any class of its capital, subject to certain provisions of Dutch law and the articles of association, if (1) shareholders' equity less the payment required to make the acquisition does not fall below the sum of paid-up capital and any reserves required by Dutch law or the articles of association and (2) Holding and its subsidiaries would thereafter not hold shares with an aggregate nominal value exceeding one-tenth of Holding's issued share capital. Any shares held by Holding in its own capital may not be voted.

        An acquisition by Holding of shares of any class of its capital may be effected by the Managing Board, subject to the approval of the Supervisory Board. Acquisitions by Holding of shares in its own capital require the general meeting of shareholders of Holding to grant to the Managing Board the authority to effect such acquisitions. This authority may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which the shares may be acquired and the price limits within which shares may be acquired. On May 10, 2001, the annual general meeting of shareholders granted this authority to the Managing Board for a period of 18 months. At the 2002 annual general meeting of shareholders of Holding, the shareholders will be requested to grant this authority for the 18 months beginning on May 3, 2002. Under this authorization, the maximum number of shares that can be acquired cannot exceed the maximum amount authorized by law (currently 10%) of the issued share capital at the time of acquisition. No authority is required for the acquisition by Holding of shares in its own capital for the purpose of transferring the shares to employees of Holding or any subsidiary thereof pursuant to any arrangements applicable to such employees, provided that the shares are included in the price list of a stock exchange.

Capital Reduction

        Upon a proposal of the Managing Board, subject to the approval of the Supervisory Board, the general meeting of shareholders of Holding may resolve to reduce the issued share capital of Holding by canceling shares which Holding holds in its own capital. The resolution of the general meeting of shareholders requires a majority of at least two-thirds of the votes cast if less than half of the issued share capital is present or represented at the meeting. The issued share capital also may be reduced by reduction of the nominal value of any class of shares of Holding. In addition to the approval of the general meeting of shareholders, any reduction in the share capital of Holding also requires the prior or simultaneous approval of each class of shares to which the capital reduction relates.

Liquidation Rights

        In the event of the dissolution and liquidation of Holding, the assets remaining after payment of all debts are to be distributed (1) first, to the holders of the priority shares, in an amount equal to the nominal amount of the priority shares, (2) second, to the holders of the preference shares and the convertible preference shares on a pro rata basis, in an amount equal to all dividends accrued from the beginning of the most recent full financial year through the date of payment, and then the nominal amount of the preference shares or the amount paid in on the convertible preference shares, respectively, and (3) third, to the holders of Ordinary Shares on a pro rata basis.

C. Material Contracts

        Not applicable.

D. Exchange Controls

        There are no limitations under the laws of The Netherlands or in the articles of association of Holding as currently in effect on the rights of non-residents or foreign owners, as such, to hold or vote Ordinary Shares. However, a declaration of no-objection from the Dutch Minister of Finance, upon consultation with the Dutch Central Bank, is required for any person or entity, irrespective of residence, to hold more than 5% of the total capital interest or voting rights in Holding. In addition, certain notification requirements apply to shareholders exceeding or falling below such levels.

        There are currently no exchange controls in effect in The Netherlands, although the Dutch External Financial Relations Act of March 25, 1994 does authorize the Minister of Finance or the Dutch Central Bank to issue such regulations. Cash dividends payable in euros and stock dividends on Netherlands registered shares and bearer shares may be transferred from The Netherlands and converted into any other currency without Dutch legal restrictions. For statistical purposes, such payments and transactions if individually in excess of EUR 12.500 are reported to the Dutch Central Bank.

        There are currently no other limitations under Dutch law affecting the remittance of dividends or other payments to non-resident holders of Holding securities (except in respect of residents of Iraq and certain persons associated with Angola, Myanmar, the Taliban, the former Federal Republic of Yugoslavia and Zimbabwe in order to comply with United Nations and European Union sanctions).

E. Taxation

        The following is a summary of the principal and material Dutch tax and U.S. federal income tax consequences for holders of Ordinary Shares or ADSs of Holding and, in particular, for U.S. Shareholders, as defined below. The descriptions of the Dutch tax laws and U.S. federal income tax laws and practices set forth below are based on the statutes, treaties, regulations, rulings, judicial decisions and other authorities in force and applied in practice on the date hereof, all of which are subject to change, retroactively as well as prospectively.

        For purposes of this description, a "Shareholder" is a holder of Ordinary Shares or ADSs that does not own a "substantial interest" or a "deemed substantial interest" in Holding. The circumstances under which a "substantial interest" exists include where a holder alone or together with his/her spouse, or any other of their close relatives holds/hold or has/have held during the past five years at least 5% of the issued share capital, at least 5% of a certain class of shares or options giving right to acquire at least 5% of the issued share capital or of a certain class of shares of Holding. For purposes of this description, a "U.S. Shareholder" is a Shareholder of Ordinary Shares or ADSs who is a "U.S. Person," which means an individual citizen or resident of the United States or a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof. A "U.S. Person" also means an estate the income of which is subject to U.S. federal income taxation regardless of its source or a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

        In general, for Dutch tax and U.S. federal income tax purposes, U.S. Shareholders of ADSs will be treated as the beneficial owners of the Ordinary Shares represented by such ADSs.

Dutch Taxation

Withholding Tax on Dividends

        The Netherlands imposes a withholding tax on any distribution of dividends at a statutory rate of 25%, which does not apply to any distribution of stock dividends paid out of the share premium account of Holding recognized as such for Dutch tax purposes.

        An individual or corporation not resident in The Netherlands which owns or is deemed to own Ordinary Shares or ADSs can be eligible for a partial exemption or refund of the above withholding tax under a tax convention which is in effect between the country of residence of such individual or corporation and The Netherlands. In order to qualify for the withholding tax reduction or exemption, a Shareholder will be required to provide certain documentation establishing its status as a resident of a country with which The Netherlands has concluded a tax convention.

        The current convention between The Netherlands and the United States for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income became effective as of January 1, 1994, which is known as the 1992 Treaty.

        A U.S. Shareholder can only claim the benefits of the 1992 Treaty if such person is a resident of the United States, as defined in the 1992 Treaty, and such person's entitlement to such benefits is not limited by the limitations on benefits provisions of Article 26 of the 1992 Treaty (treaty shopping rules). Under the 1992 Treaty, dividends paid by Holding to such U.S. Shareholder are generally eligible for a reduction of the 25% withholding tax to 15%, provided that such U.S. Shareholder does not carry on a business in The Netherlands through a permanent establishment or permanent representative (other than an independent broker acting in the ordinary course of its business) to which or to whom the Ordinary Shares or ADSs are attributable. If and to the extent the Ordinary Shares or ADSs are attributable to such permanent establishment or permanent representative, Dutch withholding tax will, depending on the particular circumstances, amount to 25%.

Taxes on Income and Capital Gains

        A Shareholder will not be subject to Dutch taxes on income or capital gains derived from Ordinary Shares or ADSs provided that:

  •
  such holder is not a resident or a deemed resident of The Netherlands; or

  •
  such holder does not have an enterprise or an interest in an enterprise, which carries on a business in The Netherlands through a permanent establishment or a permanent representative to which or to whom the Ordinary Shares or ADSs are attributable.

Gift, Estate and Inheritance Tax

        No gift, estate or inheritance tax is payable in The Netherlands on a gift of Ordinary Shares or ADSs by, or upon the death of, a Shareholder neither resident nor deemed resident in The Netherlands, unless such Shareholder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands to which or to whom the Ordinary Shares or ADSs are attributable.

United States Federal Income Taxation

        This summary of principal United States federal income tax consequences of an investment by a U.S. Shareholder in Ordinary Shares or ADSs does not discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under U.S. tax laws, such as banks, insurance companies, dealers and tax-exempt entities, and persons for whom the U.S. dollar is not their functional currency.

        Distributions will be treated as dividends for U.S. federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of Holding, as determined under U.S. tax accounting principles. Such dividends (including Dutch withholding taxes deducted therefrom) will be taxed to U.S. Shareholders as ordinary income and will not be eligible for the dividends-received deduction generally available to corporate U.S. Shareholders. In addition, such dividends generally will be considered dividends from sources outside of the United States for foreign tax credit purposes and "passive income" or "financial services income" for purposes of the foreign tax credit baskets. Such dividends will not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax in the hands of persons who are not U.S. Shareholders unless such dividends are effectively connected with the conduct of a trade or business in the United States. Distributions in excess of current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. Shareholder's basis in the Ordinary Shares and ADSs and thereafter as capital gain.

        Distributions on Ordinary Shares and ADSs will be made by Holding in euros. It is anticipated that the Depositary will, in the ordinary course, convert euros received by it as distributions on the ADSs into U.S. dollars. To the extent that the Depositary does not convert the euros into U.S. dollars at the time that a U.S. Shareholder is required to take the distribution into account for U.S. federal income tax purposes, a U.S. Shareholder may recognize foreign exchange gain or loss on the later conversion of the euros into U.S. dollars, which will generally be treated as U.S.-source ordinary income or loss. The gain or loss recognized will generally be based upon the difference between the exchange rate in effect when the euros are actually converted and the "spot" exchange rate in effect at the time the distribution is taken into account.

        As discussed above, a resident of the United States may be entitled under the 1992 Treaty to a reduction of the Dutch dividend withholding tax rate. See "Dutch Taxation—Withholding Tax on Dividends." A U.S. Shareholder may, subject to limitations and conditions under the U.S. Internal Revenue Code, credit against his, her or its U.S. federal income tax liability or, alternatively, deduct from his, her or its U.S. federal taxable income, the amount of any Dutch withholding taxes. However, to the extent that Holding is treated for Dutch tax purposes as (i) having paid a dividend on Ordinary Shares or ADSs out of income that it received from its non-Dutch subsidiaries and/or foreign branches and (ii) being entitled to a credit for Dutch tax purposes for non-Dutch taxes attributable to such income, it is possible the Internal Revenue Service will take the position that the amount of the Dutch withholding tax that may be credited or deducted by a U.S. Shareholder is less than the amount actually withheld. The amount of the credit that Holding may receive is limited, however, so that, for example, a U.S. Shareholder entitled to the 15% dividend withholding rate under the 1992 Treaty would in no event be treated for U.S. foreign tax credit purposes as having paid a withholding tax of less than 12%. U.S. Shareholders should consult their own tax advisors concerning the availability of a foreign tax credit with respect to the credit that Holding received for the 2001 dividend. Upon request, Holding will endeavor to provide to its U.S. Shareholders the extent to which the Dutch withholding tax on their dividends may be affected.

        Any gain or loss on a sale or exchange of Ordinary Shares or ADSs by a U.S. Shareholder will generally be capital gain or loss for U.S. federal income tax purposes if such Ordinary Shares or ADSs are held as a capital asset. If held for more than one year, such gain or loss will generally be long-term capital gain or loss. The amount of the gain or loss will be the difference between the amount realized and the U.S. Shareholder's adjusted tax basis in the Ordinary Shares or ADSs. Holders of Ordinary Shares or ADSs who are not U.S. Persons will generally not be subject to U.S. income tax on the gain or loss realized on disposition unless such gain or loss is effectively connected with the conduct of a trade or business in the United States or, in the case of an individual, such holder is present in the United States for 183 or more days in the taxable year of such disposition and certain other conditions are met.

        Based on the manner in which it currently operates its business, Holding has determined that it is not a passive foreign investment company for U.S. federal income tax purposes. If, however, it were determined to be such a company, then certain U.S. Shareholders may, with respect to their Ordinary Shares and ADSs, have to (i) pay an interest charge on distributions and gains that are deemed as having been deferred and/or (ii) recognize ordinary income on dispositions that, but for the passive foreign investment company provisions, would have been treated as long-term or short-term capital gain.

U.S. Backup Withholding and Information Reporting

        In general, information reporting requirements will apply to dividend payments (or other taxable distributions) in respect of Ordinary Shares or ADSs made within the United States to a non-corporate U.S. Person, and backup withholding will apply to such payments if (i) the holder or beneficial owner fails to provide an accurate taxpayer identification number in the manner required by the U.S. Internal Revenue Code and applicable regulations thereunder, (ii) there has been notification from the Internal Revenue Service of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its U.S. federal income tax returns or (iii) in certain circumstances, the holder or beneficial owner fails to comply with applicable certification requirements. Certain corporations and persons that are not U.S. Persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8BEN, W-8ECI or any successor form. The backup withholding rate is 30% in 2002 and 2003 and is scheduled to decrease to 29% in 2004 and 2005 and 28% in 2006 through 2010, after which the rate would revert to 31% unless legislation is enacted to extend the lower rate.

        In general, payment of the proceeds from the sale of Ordinary Shares or ADSs by or through the U.S. office of a broker is subject to both backup withholding and information reporting unless the holder or beneficial owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Information reporting and backup withholding generally will not apply to a payment of the proceeds of a sale of Ordinary Shares or ADSs by or through an office outside the United States of a non-U.S. broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of Ordinary Shares or ADSs by or through an office outside the United States of a broker (i) that is a U.S. Person, (ii) that derives 50% or more of its gross income for a specified three-year period from the conduct of a trade or business in the United States, (iii) that is a "controlled foreign corporation" as to the United States or (iv) that is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. Persons who, in the aggregate, hold more than 50% of the income or capital interests in the Partnership or if, at any time during its tax year, such foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its records that the holder or beneficial owner is a non-U.S. Person and certain other conditions are met or the holder or beneficial owner otherwise establishes an exemption.

        Amounts withheld under the backup withholding rules may be credited against a holder's tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service.

        Each shareholder should consult its own tax advisor about the specific tax consequences to them of acquiring, owning and disposing of Ordinary Shares or ADSs under the tax laws of The Netherlands, the United States and other jurisdictions, including, in the case of a U.S. Shareholder, its eligibility for reduced rates of Dutch dividend withholding tax under the 1992 Treaty and the availability of credits or deductions for such Dutch withholding tax.

F. Dividends and Paying Agents

        Not Applicable.

G. Statement by Experts

        Not Applicable.

H. Documents on Display

        For further information with respect to us and our Ordinary Shares, we refer you to the filings we have made with the SEC. Statements contained in this annual report concerning the contents of any document are not necessarily complete. If a document has been filed as an exhibit to any filing we have made with the SEC, we refer you to the copy of the document that has been filed. Each statement in this annual report relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. We are subject to the informational requirements of the Exchange Act and, in accordance therewith, file reports and other information with the SEC. Our registration statements, including the exhibits and schedules thereto, and such reports and other information, can be inspected and copied at the public reference facilities maintained by the SEC:

Judiciary Plaza	500 West Madison Street
Room 1024	Suite 1400
450 Fifth Street, N.W.	Chicago, Illinois 60661
Washington, D.C. 20549

        Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, or by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains registration statements, reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. Some, but not all, of our registration statements and reports are available at the SEC's website.

I. Subsidiary Information

        Not Applicable.

Item 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The information set forth in Item 5—"Operating Financial Review and Prospects" and in Note 24 to the Consolidated Financial Statements are incorporated in this section by reference.

Item 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not Applicable.

Item 13.    DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

        Not Applicable.

Item 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not Applicable.

Item 15.    [Reserved]

Item 16.    [Reserved]

Item 17.    FINANCIAL STATEMENTS

        Not Applicable.

Item 18.    FINANCIAL STATEMENTS

        See pages F-1 through F-72.

Item 19.    FINANCIAL STATEMENTS AND EXHIBITS

(a) Index to Consolidated Financial Statements

(b) Index to Exhibits

Exhibit No.	Description
1.1	Articles of Association of ABN AMRO Holding N.V.
10.1	Consent of Ernst & Young Accountants, independent auditors.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V. (Registrant)
	By:	/s/ T. DE SWAAN Name: T. de Swaan Title: Chief Financial Officer
	By:	/s/ G.L. ZEILMAKER Name: G.L. Zeilmaker Title: Principal Accounting Officer
April 9, 2002

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO BANK N.V. (Registrant)
	By:	/s/ T. DE SWAAN Name: T. de Swaan Title: Chief Financial Officer
	By:	/s/ G.L. ZEILMAKER Name: G.L. Zeilmaker Title: Principal Accounting Officer
April 9, 2002

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors
Accounting policies
Consolidated balance sheet at December 31, 2001 and 2000 after profit appropriation
Consolidated income statement for 2001, 2000 and 1999
Consolidated cash flow statement for 2001, 2000 and 1999
Changes in shareholders' equity in 2001, 2000 and 1999
Notes to the consolidated balance sheet and income statement

REPORT OF INDEPENDENT AUDITORS

To the Supervisory Board and the Managing Board of
ABN AMRO Holding N.V.

        We have audited the accompanying consolidated balance sheet of ABN AMRO Holding N.V. and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects the consolidated financial position of ABN AMRO Holding N.V. and subsidiaries as of December 31, 2000 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in The Netherlands.

        Accounting principles generally accepted in The Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholders' equity as of December 31, 2000 and 2001, and the net profits for each of the three years in the period ended December 31, 2001 to the extent summarized in note 45 to the Consolidated Financial Statements.

/s/ ERNST & YOUNG Ernst & Young Accountants

Amsterdam,
March 22, 2002

FINANCIAL STATEMENTS 2001

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

Changes in accounting policies

        As from 2001 costs related to internally generated software are capitalised during the development stage in property and equipment and depreciated over the estimated useful life. The positive effects on net profit over 2001 and shareholders' equity at December 31, 2001 are EUR 127 million.

        In 2001 the criteria for group companies are sharpened. As a consequence a number of companies established to securitize assets bought from ABN AMRO are treated as an ABN AMRO group company from 2001. The impact is an increase of EUR 10.6 billion in total assets. This change has no impact on shareholders'equity and risk weighted assets at January 1, 2001.

Basis for inclusion of financial instruments

        A financial instrument is accounted for as an asset or liability from the time the respective contractual rights or obligations accrue to the company. Whenever this ceases to be the case, a financial instrument is no longer recognised in the balance sheet. If ABN AMRO has the right on the grounds of legal or contractual provisions and the intention to settle financial assets and liabilities net or simultaneously, they are netted-off in the balance sheet.

Basis of consolidation

        The consolidated financial statements incorporate the assets, liabilities, revenues and expenses of ABN AMRO Holding N.V., its subsidiaries and other group companies that form an organisational and economic entity with it. Minority interests in both equity and results of subsidiaries and other group companies are stated separately.

Currency translation

        Assets and liabilities denominated in foreign currencies and financial instruments hedging these assets and liabilities are translated into euros at the spot rates of exchange prevailing at balance sheet date. Translation differences are taken to the income statement. With the exception of capital investments in hyper-inflationary countries, translation differences on capital investments in foreign branches, subsidiaries and participating interests, including retained profit, are accounted for in shareholders' equity together with the results from related hedging instruments, after allowing for taxation.

        Results on transactions denominated in foreign currencies are translated at the rates prevailing at transaction date or, insofar as accruals and deferrals are involved, on the last day of the month to which the results relate. Results of foreign branches, subsidiaries and participating interests, apart from those in hyper-inflationary countries, are translated at the rates prevailing at the end of the month in which the results are recognised. The results from branches, subsidiaries and participating interests in hyper-inflationary countries are translated at the rates prevailing at balance sheet date, after restating the local currency results for the effects of inflation.

Valuation and determination of results

  General

        Except where otherwise stated, assets and liabilities are recorded at cost, less any allowance deemed necessary. The effects of transactions and other events are recognized when they occur; revenues and expenses are recognised in the year to which they relate. Premiums and discounts are accounted for in prepayments and accrued income or accruals and deferred income respectively, and are attributed to the accounting periods throughout the remaining terms of the underlying items.

        Except for items forming part of the trading portfolio, interest-earning and interest-bearing securities on which a large part or all of the interest receivable or payable is settled on redemption are included at either purchase price or discounted value on issue plus accrued interest.

        Where financial instruments are used to hedge risks associated with designated assets or liabilities, the valuation and determination of results on these instruments are effected in accordance with the policies applied to the hedged items. Transactions are qualified as hedges if they are identified as such and there is a substantial correlation between the hedging results and the results of the positions being hedged. Gains or losses on the early termination of a hedge are recognised as assets or liabilities and amortised over the remaining terms of the hedged positions. Where financial instruments are used to hedge risks associated with designated assets or liabilities and the hedged assets or liabilities are sold or terminated, such financial instruments are no longer qualified as hedges. Results on the settlement of the hedge are accounted for in the same period as gains or losses on the settlement of the hedged position. Accounting policies relating to other financial instruments are explained in the section on trading activities.

        Where loan-related fees exceed initial expenses, the excess is accounted for as interest in the period concerned. Acquisition commission paid by the life insurance subsidiary to third parties and the banking operation are capitalised as initial expenses and amortised. Expenses involved in the issuance of ordinary and preference shares are charged to shareholders' equity.

  Loans

        Loans are generally shown at the principal amount. Loans are classified as doubtful as soon as there is any doubt about the borrower's capacity to repay the principal. Where deemed necessary, an allowance for loan losses is made.

        Allowances for loan losses are determined on a statistical basis in conformity with the nature of the underlying loan or per item, taking into account the value of collateral. The value of LDC receivables is assessed on a country by country basis. The allowances are recognised in provision for loan losses in the income statement.

        As soon as the loan liquidation procedure is started, ABN AMRO ceases to accrue interest on the loan in question ("non-accrual loans"). Depending on the chances of the principal being repaid, interest is recorded in the income statement only when actually received ("other non-performing loans") or in accordance with the standard method of valuation ("accruing doubtful loans"). Doubtful loans are not written off until it is clear that repayment of principal can be ruled out.

        The fund for general banking risks aims to cover general risks related to credits and other banking activities. The related deferred tax assets are deducted from the fund.

  Trading activities

        Securities held in the trading portfolios are stated at market value. Debentures of ABN AMRO group companies, acquired as part of trading activities, are stated at the lower of market value and purchase price. Foreign exchange contracts, stock, bond, currency and other options, as well as interest rate contracts such as interest rate swaps and forward rate agreements, are stated at market value. The aggregate market value of these contracts is included in other assets or other liabilities. Gains or losses resulting from the method of valuation described are recognised in the income statement in results from financial transactions.

  Financial and other fixed assets

  Investments

        Interest-earning securities (other than securities on which a large part or all of the interest is settled on redemption) held in the investment portfolios are stated at redemption value. Shares held in these portfolios are included at market value, with changes in value, net of tax, reflected in shareholders' equity. If the revaluation reserve formed in this manner is insufficient to absorb diminutions in value, they will be charged to the income statement in value adjustments to financial fixed assets. Results on sales are credited to the income statement in the year the investments are sold. Net capital gains on interest-bearing securities realised prior to redemption date in connection with replacement operations are recognised as interest over the remaining average portfolio duration. Investments which are held under insurance contracts for the account and risk of policyholders are carried at market value; changes in the value of these investments are accounted for as other revenue (profits or losses of insurance companies).

  Shares as part of venture capital activities

        Equity investments, i.e. shares acquired as part of venture capital activities, are stated at purchase price or sustained lower market value. Changes in value are reflected in the income statement.

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

        Other participating interests, consisting principally of equity investments in companies in related lines of business, are shown at estimated net realisable value. Movements in value, net of tax, are recorded in shareholders' equity. If the revaluation reserve formed in this manner is insufficient to absorb diminutions in value, such diminutions will be charged to the income statement in value adjustments to financial fixed assets.

  Property and equipment

        Premises used in operations, including land, are stated at current value based on replacement cost. These current values are estimated on a rolling basis by external appraisers, whereby each year at least 10% of the bank's buildings is appraised. The value of larger fittings is estimated once every five years. Buildings and fixtures and fittings are fully depreciated by the straight-line method over their estimated useful life with a maximum of fifty years. Movements in value, net of tax, are credited or charged to shareholders' equity on a long-term basis. Capital expenditures on rented premises are capitalised and also depreciated on a straight-line basis, taking into account the term of the lease. Property held for sale is stated at the lower of cost, including interest during construction, and estimated proceeds from sale.

        Equipment, computer installations, software bought from third parties and the costs of internally developed software which relates to the development stage are stated at cost less straight-line depreciation over the estimated useful life.

        Marketable servicing rights are capitalised at the lower of cost or net realisable value and amortised over their term.

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

Consolidated balance sheet at 31 December 2001 after profit appropriation

	2001	2000
	(In Millions of EUR)
Assets
Cash(1)	17,932	6,456
Short-dated government paper(2),(5)	12,296	11,199
Banks(3)	49,619	48,581
Loans to public sector	14,100	14,974
Loans to private sector	260,175	245,450
Professional securities transactions	71,055	58,842

Loans(4)	345,330	319,266
Interest-earning securities(5)	123,365	108,053
Shares(5)	16,794	17,787
Participating interests(6)	2,420	2,026
Property and equipment(7)	7,331	6,813
Other assets(8)	11,088	11,071
Prepayments and accrued income(9)	11,188	11,917

	597,363	543,169

Liabilities
Banks(10)	107,843	101,510
Savings accounts	84,345	80,980
Deposits and other client accounts	173,441	155,549
Professional securities transactions	54,578	43,020

Total client accounts(11)	312,364	279,549
Debt securities(12)	72,495	60,283
Other liabilities(8)	45,633	41,080
Accruals and deferred income(9)	12,349	14,791
Provisions(13)	12,672	13,422

	563,356	510,635

Fund for general banking risks(14)	1,381	1,319
Subordinated debt(15)	16,283	13,405
Shareholders' equity(16)	11,787	12,523
Minority interests(17)	4,556	5,287

Group equity	16,343	17,810
Group capital	34,007	32,534

	597,363	543,169

Contingent liabilities(23)	47,784	49,044
Committed facilities	145,570	138,457

Numbers stated against items refer to the notes.

Consolidated Income Statement for 2001

	2001	2000	1999
	(In Millions of EUR)
Revenue
Interest revenue	35,013	37,236	29,062
Interest expense	24,923	27,832	20,375

Net interest revenue(26)	10,090	9,404	8,687
Revenue from securities and participating interests(27)	455	451	357
Commission revenue	5,793	6,529	4,947
Commission expense	579	649	492

Net commissions(28)	5,214	5,880	4,455
Results from financial transactions(29)	1,552	1,569	1,374
Other revenue(30)	1,523	1,165	654

Total non-interest revenue	8,744	9,065	6,840

Total revenue(39)	18,834	18,469	15,527
Expenses
Staff costs(31)	7,653	7,460	5,768
Other administrative expenses(32)	5,161	4,801	4,041

Administrative expenses	12,814	12,261	9,809
Depreciation(33)	957	941	800

Operating expenses	13,771	13,202	10,609
Provision for loan losses(34)	1,426	617	653
Release from fund for general banking risks(35)		(32)	(20)
Value adjustments to financial fixed assets(36)	24	(43)	35

Total expenses	15,221	13,744	11,277
Operating profit before taxes	3,613	4,725	4,250
Taxes(37)	998	1,324	1,320

Operating profit after taxes	2,615	3,401	2,930
Extraordinary revenue(38)	962
Extraordinary expenses(38)	147	900
Taxes on extraordinary result	(52)	(301)

Extraordinary result after taxes	867	(599)

Group profit after taxes	3,482	2,802	2,930
Minority interests(39)	252	304	360

Net profit	3,230	2,498	2,570

Earnings per Ordinary Share(40)	2.10	1.63	1.72
Fully diluted earnings per Ordinary Share(41)	2.09	1.62	1.71
Dividend per Ordinary Share	0.90	0.90	0.80

Numbers stated against items refer to the notes.

Consolidated Cash Flow Statement for 2001

	2001	2000	1999
	(In Millions of EUR)
Group profit	3,482	2,802	2,930
Depreciation	957	941	800
Provision for loan losses less release from fund for general banking risks	1,426	585	633
Movement in provisions	(580)	1,085	516
Movement in interest receivable	383	(542)	(1,878)
Movement in interest payable	(1,660)	1,429	1,356
Movement in current tax	595	64	274
Other accruals and deferrals	811	872	200
Government paper and securities, trading	(835)	(12,230)	13,423
Other securities	4,975	(2,305)	9,865
Banks, other than demand deposits	(4,351)	11,788	(13,288)
Loans	1,135	(20,022)	(18,907)
Professional securities transactions (included in loans)	(9,241)	(15,043)	(1,441)
Total client accounts	8,292	27,005	13,984
Professional securities transactions (included in total client accounts)	8,971	10,782	(5,274)
Debt securities, excluding debentures and notes	2,962	(1,405)	5,524
Other assets and liabilities	(1,597)	3,750	(3,155)

Net cash flow from operations/banking activities	15,725	9,556	5,562
Purchase of securities for investment portfolios	(99,189)	(61,839)	(56,164)
Sale and redemption of securities from investment portfolios	77,199	59,726	49,821

Net outflow	(21,990)	(2,113)	(6,343)
Investments in participating interests	(4,977)	(2,292)	(1,355)
Sale of investments in participating interests	1,752	202	64

Net outflow	(3,225)	(2,090)	(1,291)
Capital expenditure on property and equipment	(1,611)	(1,597)	(1,502)
Sale of property and equipment	414	214	293

Net outflow	(1,197)	(1,383)	(1,209)

Net cash flow from investment activities	(26,412)	(5,586)	(8,843)
Increase in group equity	(126)	55	1,198
Repayment of preference shares	(415)	(528)
Issue of subordinated debt	4,048	1,452	1,536
Repayment of subordinated debt	(1,615)	(299)	(350)
Issue of debentures and notes	11,865	5,956	8,851
Repayment of debentures and notes	(4,003)	(5,941)	(2,826)
Cash dividends paid	(1,108)	(1,135)	(974)

Net cash flow from financing activities	8,646	(440)	7,435

Cash flow	(2,041)	3,530	4,154

For details refer to note 43.

Changes in shareholders' equity in 2001

	2001	2000	1999
	(In Millions of EUR)
Ordinary Shares
Opening balance	851	832	818
Exercised options and warrants		2	1
Conversion of convertible preference shares		1	1
Stock dividends	22	16	12
Redenomination	(11)

Closing balance	862	851	832
Preference shares
Opening balance	823	823	823
Dematerialisation	(10)

Closing balance	813	823	823
Convertible preference shares
Opening balance	2	3	4
Conversion		(1)	(1)

Closing balance	2	2	3
Share premium account relating to Ordinary Shares
Opening balance	2,497	2,443	2,409
Exercised options and conversion	8	51	38
Conversion of convertible preference shares	3	19	8
Stock dividends	(22)	(16)	(12)

Closing balance	2,486	2,497	2,443
Share premium account relating to convertible preference shares
Opening balance	21	37	45
Conversion	(3)	(16)	(8)

Closing balance	18	21	37
General reserve and statutory reserve
Opening balance	8,376	7,982	6,988
Retained profit	1,810	1,074	1,320
Stock dividends	832	772	520
Goodwill	(3,186)	(1,453)	(814)
Redenomination	11
Other	7	1	(32)

Closing balance	7,850	8,376	7,982
Revaluation reserves
Opening balance	300	320	314
Revaluations	55	(20)	6

Closing balance	355	300	320
Exchange differences reserve
Opening balance	(326)	(424)	(639)
Currency translation differences	(150)	98	215

Closing balance	(476)	(326)	(424)
Treasury stock
Opening balance	(21)	(29)	(39)
Increase (decrease)	(102)	8	10

Closing balance	(123)	(21)	(29)

Total shareholders' equity	11,787	12,523	11,987

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

(unless otherwise stated, all amounts are in millions of EUR)

1    Cash

        This item includes legal tender and demand deposits with central banks in countries in which the bank has a presence.

2    Short-dated government paper

        This item includes securities issued by public authorities, such as treasury paper, with original terms of two years or less, provided they can be refinanced with a central bank.

3    Banks (assets)

        This item includes receivables, including professional securities transactions, from credit institutions, central banks and multilateral development banks not already recognised in cash. Securitised receivables are included in interest-earning securities or shares.

4    Loans and credit risk

        This item includes amounts receivable in connection with loans, including professional securities transactions, insofar as they are not recognised in the item banks. Securitised receivables are included in interest-earning securities or shares.

        In granting facilities and loans, the bank incurs a credit risk, i.e. the risk that the receivable will not be paid. This is related primarily to the balance sheet items banks, loans and interest-earning securities, and to off-balance sheet items. Concentration of credit risk could result in a material loss for the bank if a change in economic circumstances were to affect a whole industry or country.

  Sector analysis of loans

	2001	2000
	(In Millions of EUR)
Public sector	14,114	15,000
Commercial	153,770	148,102
Retail	110,860	101,540
Professional securities transactions	71,055	58,842
Allowances for loan losses and sovereign risks	(4,469)	(4,218)

Loans	345,330	319,266

Collateral for private sector loans

        Collateral is frequently demanded in connection with lending operations. The following table analyses private sector loans by type of collateral. Unsecured loans also include loans for which the bank has the right to require collateral.

	2001	2000
	(In Millions of EUR)
Commercial
Public authority guarantees	3,866	6,932
Mortgages	20,575	22,615
Securities	2,605	3,246
Bank guarantees	2,941	5,606
Other types of collateral and unsecured	123,783	109,703

Total commercial loans	153,770	148,102

Retail
Public authority guarantees	3,030	6,392
Mortgages	83,798	74,496
Other types of collateral and unsecured	24,032	20,652

Total retail loans	110,860	101,540

  Commercial loans by industry

	2001	2000
	(In Millions of EUR)
Agriculture, mining and energy	9,379	10,436
Manufacturing	31,482	36,751
Construction and real estate	20,268	17,972
Wholesale and retail trade	20,990	21,387
Transportation and communications	18,371	12,894
Financial services	22,025	17,260
Business services	16,534	15,091
Education, health care and other services	14,721	16,311

Total commercial loans	153,770	148,102

  Loans per region

	2001	2000
	(In Millions of EUR)
Netherlands
Public sector	2,550	2,901
Commercial	54,329	53,734
Retail	75,847	67,635
Professional securities transactions	1,883	1,487

Total Netherlands	134,609	125,757

North America
Public sector	1,099	984
Commercial	51,658	46,229
Retail	25,353	23,580
Professional securities transactions	54,932	41,493

Total North America	133,042	112,286

Rest of the world
Public sector	10,465	11,115
Commercial	47,783	48,139
Retail	9,660	10,325
Professional securities transactions	14,240	15,862

Total Rest of the world	82,148	85,441

Total	349,799	323,484

  Movements in allowances for loan losses

	2001	2000	1999
	(In Millions of EUR)
Opening balance	4,195	4,458	4,116
Currency translation differences and other movements	(227)	233	178
Write-offs	(1,158)	(1,575)	(771)
Received after write-off	193	108	119

	3,003	3,224	3,642
Addition from net interest revenue	155	157	138
Addition from provision for loan losses	2,052	1,278	1,085
Transfer to provision for loan losses	(710)	(464)	(407)

Net increase	1,342	814	678

Closing balance	4,500	4,195	4,458

  Sovereign risk

        Loans and other exposures are often not restricted to the country in which the facility is extended, but also involve banks, public authorities and other clients in foreign countries, and are mostly denominated in foreign currencies. The total cross-border exposure is very substantial but relates mainly to OECD countries. An increased risk on these outstandings would arise if and insofar as government measures or extreme economic conditions in specific countries were to restrict debt servicing. Until 2000 additional cross-border risk allowances were applied in such circumstances. As from December 2000, however, the existing country provision method was replaced by a system of sovereign provisions.

        Under the new method only foreign currency debt of certain sovereigns is provisioned. The current value of US Treasury collateral issued as part of restructuring programmes is taken into account in determining actual sovereign risk allowances. A sovereign allowance is a kind of counterparty allowance, whereas a country risk allowance is a general allowance on the total exposure to a country.

  Analysis of sovereign risk and allowances at December 31, 2001

	Net Exposure	Risk Allowances
	(In Millions of EUR)
Central and Eastern Europe	249	62
Latin America and the Caribbean	745	230
Asia / Pacific	31	17
Other countries	55	36

Total	1,080	345

  Movements in sovereign risk allowances

	2001	2000	1999
	(In Millions of EUR)
Opening balance	272	533	494
Currency translation differences	12	36	74
Provision for loan losses	84	(197)	(25)
Other movements	(23)	(100)	(10)

Closing balance	345	272	533

        Allowances for sovereign risks and country risks, respectively, are charged to loans, banks and interest-bearing securities.

  Leasing

        Amounts included regarding finance lease agreements and the related present values, whereby the bank acts as lessor in a finance lease are:

	Minimum Lease Payments	Present Value
	(In Millions of EUR)
Within one year	347	338
After one year and within five years	998	891
After five years	328	251

Total	1,673	1,480

        The total of unearned finance income amounted to EUR 320 million. The unguaranteed residual values of the leased assets accruing to ABN AMRO amounted to EUR 179 million.

        Operationally leased assets totalled EUR 10,152 million, of which EUR 10,079 million related to vehicles, EUR 71 million to computer equipment and EUR 2 million to other.

  Other

        The item loans includes subordinated debt amounting to EUR 21 million (2000: EUR 22 million), as well as loans securitised by the bank amounting to EUR 10.6 billion in consideration of which debt paper issued is included in the balance sheet.

5    Securities

        The balance sheet items short-dated government paper, interest-earning securities and shares include the investment portfolios, the trading portfolios, securitised receivables such as treasury paper and commercial paper, and equity participations. Interest-earning securities forming part of an investment portfolio, which principally consist of central government bonds, serve as a liquidity buffer among others. The bank attempts to maximise the return on these instruments through a policy of active management. Equity investments held on a long-term basis are also included in the investment portfolios.

        The aforementioned balance sheet items can be analysed as follows:

	2001	2000
	(In Millions of EUR)
Investment portfolios	85,957	67,893
Trading portfolios	51,325	52,305
Short-dated government paper	3,126	5,579
Other bank paper	3,295	3,207
Other securities	6,145	5,957
Other	903
Equity participations	1,704	2,098

Total securities	152,455	137,039

        of which:

	Listed		Unlisted
	2001	2000	2001	2000
	(In Millions of EUR)
Public authority paper	63,077	37,765	13,435	23,097
Other interest-earning securities	18,643	20,968	40,506	37,422
Shares	14,054	14,686	2,740	3,101

Total securities	95,774	73,419	56,681	63,620

        Listed securities include all securities which are traded on any stock exchange. Third parties hold legal title to part of the securities included in the portfolios. This is related to securities sold with repurchase commitments (EUR 41,532 million, 2000: EUR 11,639 million) and securities lending transactions (EUR 62,943 million, 2000: EUR 5,947 million). In addition, ABN AMRO borrowed securities totalling EUR 37,730 million (2000: EUR 16,482 million). These securities are not shown in the balance sheet. The item interest-earning securities includes securities of a subordinated nature totalling EUR 308 million (2000: EUR 131 million) and non-subordinated interest-earning securities issued by group companies totalling EUR 826 million (2000: EUR 1,249 million).

        As part of its securities brokerage activities, the bank also trades in ABN AMRO shares. In addition, shares were repurchased on the stock exchange in connection with staff options granted, performance share plan and to cover positions with clients. At balance sheet date, the treasury stock position of group companies included 6.8 million ABN AMRO Holding N.V. Ordinary Shares. The corresponding amount of EUR 123 million has been deducted from reserves.

        An amount of EUR 19,815 million is scheduled for redemption in 2002.

  Investment portfolios

        The analysis below shows the book value and the fair value of ABN AMRO's investment portfolios. Fair value is based on quoted prices for traded securities and estimated market value for non-traded securities.

	2001			2000
	Book Value	Premiums or Discounts	Fair Value	Book Value	Premiums or Discounts	Fair Value
	(In Millions of EUR)
Dutch government	5,016	114	5,291	6,503	17	6,682
US Treasury and US government agencies	10,520	124	10,586	4,235	(21)	4,260
Other OECD governments	26,035	536	26,943	19,853	313	20,475
Mortgage-backed securities	26,415	98	26,478	21,559	(89)	21,558
Other interest-earning securities	13,121	(40)	13,364	10,288	(73)	10,462

Total interest-earning securities and short-dated government paper	81,107	832	82,662	62,438	147	63,437
Shares	4,850		4,850	5,455		5,455

Total investment portfolios	85,957		87,512	67,893		68,892

        The book value of the investment portfolios developed during 2001 as follows:

	Interest- Earning	Shares
	(In Millions of EUR)
Opening balance of banking business investment portfolio	59,465	1,668
Movements:
Purchases	97,848	1,341
Sales	(61,794)	(1,214)
Redemptions	(14,191)
Acquisitions/dispositions	(4,044)	(57)
Revaluations		(51)
Currency translation differences	2,658	3
Other	(270)	33

Closing balance of banking business investment portfolio	79,672	1,723
Closing balance of insurance business investment portfolio	1,435	3,127

Total investment portfolios	81,107	4,850

Revaluations included in closing balance		3
Diminutions in value included in closing balance		79

        Premiums and discounts on the investment portfolios are amortised. The purchase price of the investment portfolios, including unamortised amounts from replacement transactions, was EUR 148 million above the redemption value.

  Trading portfolios

        The following table analyses the composition of the trading portfolios.

	2001	2000
	(In Millions of EUR)
Dutch government	541	1,534
US Treasury and US government agencies	16,476	8,519
Other OECD governments	13,823	16,071
Other interest-earning securities	11,148	15,947

Total interest-earning securities	41,988	42,071
Shares	9,337	10,234

Total trading portfolios	51,325	52,305

  Other securities

        The following table analyses the book value and fair value of other securities.

	2001		2000
	Book Value	Fair Value	Book Value	Fair Value
	(In Millions of EUR)
Short-dated government paper	3,126	3,146	5,579	5,593
Other bank paper	3,295	3,295	3,207	3,207
Other debt securities	6,145	6,144	5,957	5,928

Total interest-earning securities	12,566	12,585	14,743	14,728
Shares and equity participations	2,607	2,449	2,098	2,065

Total other securities	15,173	15,034	16,841	16,793

	Within 1 Year		After 1 Year and Within 5 Years		After 5 Years and Within 10 Years		After 10 Years
	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)
	(In Millions of EUR Except Percentages)
Dutch government	487	3.3	1,317	5.4	2,005	5.6	1,322	5.7
U.S. Treasury and U.S. government agencies	1,856	6.4	3,578	3.0	358	4.2	4,851	6.8
Other OECD governments	3,350	3.7	7,380	4.2	13,631	4.9	2,210	5.6
Mortgage-backed securities(1)	2,266	6.1	423	4.7	4,242	5.7	19,582	6.5
Other securities	1,580	9.8	5,576	12.1	3,361	4.8	2,564	7.5

Total amortized cost	9,539	5.8	18,274	6.5	23,597	5.1	30,529	6.5
Total market value	9,591		18,327		24,171		30,573

(1)
Maturity dates have been estimated based on historical experience.

6    Participating interests

        This item includes equity participations held on a long-term basis for the purpose of business operations.

	2001	2000
	(In Millions of EUR)
Credit institutions	1,152	916
Other participating interests	1,268	1,110

Total participating interests	2,420	2,026
Development:
Opening balance	2,026	1,884
Movements:
Purchases / increases	185	196
Sales / reductions	(118)	(202)
Revaluations	48	(4)
Other	279	152

Closing balance	2,420	2,026

Revaluations included in closing balance	50	2

        Participating interests with official stock exchange listings represented a book value of EUR 914 million (2000: EUR 629 million).

7    Property and equipment

	2001	2000
	(In Millions of EUR)
Property used in operations	3,456	3,376
Other property	1,907	1,533
Equipment	1,968	1,904

Total property and equipment	7,331	6,813

        At December 31, 2001 EUR 195 million of internally generated software is capitalized under equipment.

		Property
	Total	Used in Operations	Other	Equipment
	(In Millions of EUR)
Development:
Opening balance	6,813	3,376	1,533	1,904
Movements:
Purchases	1,611	346	277	988
Sales	(414)	(168)	(125)	(121)
Revaluations	1	1
Depreciation	(957)	(228)		(729)
Acquisitions/Dispositions	74	90	2	(18)
Other	203	39	220	(56)

	518	80	374	64

Accumulated amounts:
Replacement cost	10,702	4,681	1,910	4,111
Depreciation	(3,371)	(1,225)	(3)	(2,143)

Closing balance	7,331	3,456	1,907	1,968

Revaluations included in closing balance	152	149	3

        Legal title to property and equipment totalling EUR 119 million (2000: EUR 34 million) is held by third parties, of which EUR 52 million related to leasing transactions in which the bank acts as a lessee in a finance lease.

        Payables with respect to these finance lease agreements are:

Payables on Finance Lease Agreements
(In Million of EUR)
Within one year	24
After one year and within five years	28
Total	52

        Amounts received and to be received out of operating sub-leases are EUR 5 million and EUR 2 million respectively.

8    Other assets and other liabilities

        These items include those amounts which are not of an accrued or deferred nature or which cannot be classified with any other balance sheet item. This concerns, for example, current tax assets (2001: EUR 316 million) and current tax liabilities (2001: EUR 1,011 million), deferred tax assets (2001: EUR 936 million), options, servicing rights, precious metals and other goods, balances of payment transactions still to be settled, short securities positions and market value of interest rate and currency contracts as part of trading activities. Also included are options on behalf of customers (2001: EUR 352 million).

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

	2001	2000
	(In Millions of EUR)
Savings accounts	84,345	80,980
Corporate deposits	87,838	77,722
Professional securities transactions	54,578	43,020
Other client accounts	85,603	77,827

Total client accounts	312,364	279,549

12    Debt securities

        This item includes non-subordinated debt and other negotiable interest-bearing debt securities.

	2001	2000
	(In Millions of EUR)
Debentures and notes	41,976	24,736
Cash notes, savings certificates and bank certificates	7,666	8,015
Certificates of deposit and commercial paper	22,853	27,532

Total debt securities	72,495	60,283

        The debentures are issued principally in the Dutch capital market and the Euromarket and are denominated mostly in euros and US dollars. The commercial paper programme is conducted mainly in the United States and is denominated in US dollars. The other debt securities are instruments used in markets in which ABN AMRO is active and are usually denominated in local currencies. At December 31, 2001, debt securities denominated in euros amounted to EUR 31,789 million and those denominated in US dollars to EUR 34,461 million.

        At December 31, 2001 the debentures and notes, originally issued in the Dutch capital market, included EUR 9,541 million of variable rate obligations. In addition, EUR 4,793 million of the debentures and notes had been converted into variable rate obligations through the use of asset-liability management derivative contracts. In comparison to previous years the debentures and notes (issued in the Dutch capital market) increased substantially as a result of the asset securitisation programs. The average interest rate on the debentures and notes, adjusted to reflect the effect of asset-liability management derivative contracts at year-end 2001, was 4.32%.

        Maturity analysis of debt securities

	2001	2000
	(In Millions of EUR)
Within one year	40,614	31,724
After one and within two years	5,276	3,385
After two and within three years	3,843	2,649
After three and within four years	2,794	2,532
After four and within five years	3,765	2,855
After five years	16,203	17,138

Total debt securities	72,495	60,283

13    Provisions

	2001	2000
	(In Millions of EUR)
Provision for deferred tax liabilities (see note 37)	741	1,391
Provision for pension commitments	242	252
Provisions for payments to non-active employees	279	251
Insurance fund liabilities	10,123	9,984
Restructuring provisions	519	837
Other provisions	768	707

Total provisions	12,672	13,422

        The provisions for payments to non-active employees relate to early retirement, total disability, contributions to medical expenses and other commitments. Insurance fund liabilities include the actuarial reserves and the premium and claims reserves of the group's insurance companies.

        More details regarding the restructuring provisions are given in note 38.

        Provisions are generally long-term in nature.

	Pension Commitments	Payments to Non-Active Employees	Restructuring	Other Provisions
	(In Millions of EUR)
Opening balance	252	251	837	707
Movements:
Additions from income statement	54	83	201	113
Expenses charged to provisions	(60)	(50)	(519)	(52)
Currency translation differences	8			(34)
Accruals and changes in discount rate		6
Acquisitions/dispositions (net)	(12)	(11)		34
Closing balance	242	279	519	768

14    Fund for general banking risks

        The fund for general banking risks covers general risks associated with lending and other banking activities. The fund is net of tax and forms part of tier 1 capital; it is maintained partly in currencies other than the euro.

	2001	2000
	(In Millions of EUR)
Opening balance	1,319	1,232
Movements:
Release to income statement		(32)
Tax on release		11

		(21)
Acquisitions	75
Disposition (EAB)	(53)
Currency translation differences	40	57
Other		51

Closing balance	1,381	1,319

15    Subordinated debt

        This item includes subordinated debentures, loans and preference shares which, according to the standards applied by the Dutch central bank, qualify for the consolidated capital adequacy ratio. It comprises debt subordinated to all other current and future liabilities of ABN AMRO Holding N.V. as well as borrowings of consolidated participating interests, including EUR 15,863 million raised by ABN AMRO Bank N.V. In general, early repayment, in whole or in part, is not permitted.

        The average interest rate on subordinated debt was 6.3%.

  Maturity analysis of subordinated debt

	2001	2000
	(In Millions of EUR)
Within one year	728	1,523
After one and within two years	148	703
After two and within three years	495	188
After three and within four years	1,489	487
After four and within five years	1,429	1,427
After five years	11,994	9,077
of which Perpetual	2,226	136
Preference shares qualifying as Tier 1 capital	2,562	925

Total subordinated debt	16,283	13,405

        Subordinated debt at December 31, 2001 was denominated in euros to an amount of EUR 8,165 million and in US dollars to an amount of EUR 7,912 million, and included EUR 3,789 million of variable rate obligations.

16    Shareholders' equity

	2001	2000	1999
	(In Millions of EUR)
Share capital	1,677	1,676	1,658
Reserves	10,233	10,868	10,358

	11,910	12,544	12,016
Treasury stock	(123)	(21)	(29)

Total shareholders' equity	11,787	12,523	11,987

        For further information reference is made to the section on changes in shareholders' equity.

  Share capital

        The authorised share capital of ABN AMRO Holding N.V. amounts to EUR 4,704,000,224 face value and consists of one hundred priority shares, four billion Ordinary Shares, one billion preference shares and one hundred million convertible preference shares, each of which is convertible into four Ordinary Shares.

        The issued and paid-up share capital is made up of the following numbers of shares:

Priority share (face value EUR 2.24)	1
Ordinary Shares (face value EUR 0.56)	1,542,297,858
Preference shares (face value EUR 2.24)	362,503,010
Convertible preference shares (face value EUR 2.24)	684,769

        On December 31, 2001, 6,764,904 Ordinary Shares were repurchased, 5,700,000 in connection with the share performance plan and 1,064,904 in connection with staff options granted.

        The preference shares are registered shares; the dividend has been fixed per January 1, 2001 at 5.55%. This percentage will be adjusted per January 1, 2011 in the manner stipulated in the articles of association.

        Dividend on convertible preference shares has been fixed at EUR 1.72 (rounded) per share per annum until the end of 2003. Holders of convertible preference shares can convert their shares into 2.7 million Ordinary Shares until October 31, 2003, on payment of EUR 0.79 (rounded) per Ordinary Share.

  Reserves

	2001	2000	1999
	(In Millions of EUR)
Share premium account	2,504	2,518	2,480
Revaluation reserves	355	300	320
Reserves prescribed by law and articles of association	258	207	205
General reserve	7,592	8,169	7,777
Exchange differences reserves	(476)	(326)	(424)
Other reserves	7,116	7,843	7,353

Total reserves	10,233	10,868	10,358

        The share premium account is regarded as paid-up capital for tax purposes.

        Due to dispositions and depreciation, EUR 173 million of the revaluation reserves is regarded as realised. The remaining part is regarded as a legal reserve. The expected stock dividend percentage (55%) for the final dividend was taken into consideration.

  Staff options

        Apart from Managing Board members and other top management, employees of ABN AMRO in The Netherlands are periodically offered the opportunity to acquire equity options whose value is related to the option exercise price. The exercise price of staff options is equal to the average of the highest and lowest Ordinary Share price quoted on the Euronext Amsterdam Exchanges on the date of grant. With effect of 2001, options granted to top management have a duration of seven years instead of a previous maximum of five years.

        However, the majority of the options is not exercisable during the first three years from the date of grant. Open periods have been established for senior management and other designated persons. This category of staff is not permitted to exercise its options outside the open periods, except on the expiration date and the preceding five working days, subject to certain conditions. In 2001, approximately 34,000 employees exercised the right to take equity options.

        In 1999, 2000 and 2001, the price of options exercised ranged from EUR 6.67 to EUR 24.32. If fully exercised, the options at year-end 2001 would have increased the number of Ordinary Shares by 50.7 million (see following analysis).

Year of Expiration	Staff Options (In Thousands)	Average Exercise Price (In EUR)	Low/high Exercise Price (In EUR)
2002	6,033	16.59	15.38 - 18.60
2003	13,956	22.56	17.28 - 23.52
2004	10,628	20.77	18.10 - 24.32
2005	5,677	21.17	17.95 - 24.11
2007	4,744	21.30	21.30
2008	9,620	22.74	22.34 - 23.14

Total	50,658	21.23	15.38 - 24.32

	2001		2000
	Staff Options (In Thousands)	Average Exercise Price (In EUR)	Staff Options (In Thousands)	Average Exercise Price (In EUR)
Movements:
Opening balance	42,016	20.46	34,306	19.32
Options granted to Managing Board members	550	23.14	482	21.30
Options granted to other top management	4,335	23.14	4,489	21.28
Other options granted	6,583	21.28	6,906	22.28
Options exercised	(2,524)	12.06	(4,008)	14.91
Options expired and forfeited	(302)	20.59	(159)	19.54

Closing balance	50,658	21.23	42,016	20.46

        To settle the options granted, with effect from January 1, 2001, ABN AMRO will each year make available new Ordinary Shares up to 1% of the issued Ordinary Shares. The total of outstanding options that will be settled through the issuance of new Ordinary Shares will not exceed 10% of the issued Ordinary Shares.

        To settle additional options granted above these limits, ABN AMRO will repurchase shares in the open market or hedge these options through derivative transactions. If all rights are fully exercised, shareholders' equity would increase by an amount of EUR 1,078 million.

        Deliveries on options exercised in 2001 were made from share repurchases on the date of grant (2,031,105 shares) and from new shares issued on the exercise date (492,950 shares).

        If ABN AMRO had based the cost of staff options granted in 2001 at the fair value of the options at the date of grant instead of the intrinsic value of the options, net profit and earnings per Ordinary Shares would have been EUR 66 million and EUR 0.04 lower respectively.

17    Minority interests

        This item comprises the share of third parties in the equity of subsidiaries and other group companies, as well as preferred stock issued to third parties by subsidiaries in the United States. The right to repayment of this preferred stock is in all cases vested in the issuing institution but repayment is also subject to approval of the supervisory authorities. If this right is not exercised, preference shares without fixed dividend entitlement qualify for a dividend step-up. In terms of dividend and liquidation rights, Trust preferred shares are comparable to ABN AMRO Holding N.V. preference shares.

	2001	2000	1999
	(In Millions of EUR)
Cumulative preference shares			109
Non-cumulative preference shares
Trust preferred shares with fixed dividend	2,834	2,689	2,488
Other shares with fixed dividend	458	480	547
Other shares with dividend step-up	321	1,027	1,209
Other minority interests	943	1,091	592

Total	4,556	5,287	4,945

	2001	2000	1999
	(In Millions of EUR)
Opening balance	5,287	4,945	3,530
Currency translation differences	244	413	556
Issue of preference shares			1,180
Acquisition/Disposition	(413)
Redemption/repurchase of preference shares	(415)	(528)
Other movements	(147)	457	(321)

Closing balance	4,556	5,287	4,945

18    Capital adequacy

        The standards applied by the Dutch central bank for the principal capital ratios are based on the capital adequacy guidelines of the European Union and the Basle Committee for Banking Supervision. These ratios compare the bank's total capital and tier 1 capital with the total of risk-weighted assets and off-balance sheet items and the market risk associated with the trading portfolios. The minimum requirement for the total capital ratio and tier 1 ratio is 8% and 4% respectively of risk-weighted assets.

        The following table analyses actual capital and the minimum standard in accordance with supervisory requirements.

	2001		2000
	Required	Actual	Required	Actual
	(In Millions of EUR Except Percentages)
Total capital	21,871	29,814	21,108	27,421
Total capital ratio	8.0%	10.91%	8.0%	10.39%
Tier 1 capital	10,935	19,224	10,554	19,010
Tier 1 capital ratio	4.0%	7.03%	4.0%	7.20%

19    Accounts with participating interests

        Amounts receivable from and payable to participating interests included in the various balance sheet items totalled:

	2001	2000
	(In Millions of EUR)
Banks (assets)	109	10
Loans	247	216
Banks (liabilities)	332	380
Total client accounts	27	48

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

  Maturity analysis (in billions of EUR)

	On Demand	≤ 3 Months	3 M-≤ 1 Yr	1 Yr-≤ 5 Yr	> 5 Yr
Banks (liabilities)	11	68	18	9	2
Savings accounts	55	19	6	4
Deposits and other client accounts (including professional securities transactions)	73	130	16	4	5
Debt securities		26	14	16	16
Subordinated debt			1	3	12
Banks (assets)	8	30	10	1	1
Loans	20	113	45	72	95

21    Currency position

        Of total assets and total liabilities, amounts equivalent to EUR 387 billion and EUR 375 billion respectively are denominated in currencies other than the euro. Positions arising from balance sheet items are generally hedged by foreign exchange contracts not included in the balance sheet. The actual currency positions arising out of the bank's proprietary foreign exchange dealing activities are of limited size. Capital invested in operations outside The Netherlands is largely funded in euros. Part of the resulting currency positions is used to offset movements in required capital for foreign-currency risk-bearing assets, which is also due to exchange rate fluctuations. Similar reasoning lies behind the policy of issuing preferred stock and subordinated debt in foreign currencies.

22    Collateral provided

        In connection with collateral provided for specific liabilities and off-balance sheet commitments, as well as for transactions in financial markets, specific assets are not freely available. This relates to cash (EUR 1.2 billion), securities (EUR 10.9 billion) and loans (EUR 26.3 billion). Collateral has been provided for liabilities included in the item total client accounts (EUR 14.4 billion).

23    Contingent liabilities

	2001	2000
	(In Millions of EUR)
Commitments with respect to guarantees granted	43,334	43,633
Commitments with respect to irrevocable letters of credit	4,379	5,291
Commitments with respect to recourse risks arising from discounted bills	71	120

	47,784	49,044

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

  Derivatives transactions (in billions of EUR)

		Notional Amounts
		< 1 Yr	1 Yr-< 5 Yr	> 5 Yr	Total	Credit Risk
Interest rate contracts
OTC	Swaps	428	543	409	1,380	26
	Forwards	181	6		187
	Options	72	150	64	286	2
Exchange-traded
	Futures	180	65		245
	Options	345	5		350
Currency contracts
OTC	Swaps	59	101	42	202	6
	Forwards	432	47	1	480	8
	Options	53	2		55	1
Exchange-traded
	Futures	2			2
	Options	2			2
Other contracts
OTC	Forwards/Swaps	2	2		4
	Options	12	16		28	2
Exchange traded
	Futures	5			5
	Options	14	7		21

Total derivatives		1,787	944	516	3,247	45

        The tables below give an indication of the notional amounts and (average) market values of the principal types of trading portfolio contracts and hedging portfolio contracts (i.e. contracts entered into as part of the bank's interest rate and exchange rate policies). Intercompany transactions between hedging and trading portfolios have not been eliminated from the figures.

  Trading portfolio derivatives transactions in 2001

				Average Market Value
		Market Value
	Notional Amounts
		Positive	Negative	Positive	Negative
	(In Millions of EUR)
Interest rate contracts
Swaps	1,524,582	27,889	25,284	23,198	18,754
Forwards	187,310	167	92	159	130
Options purchased	302,039	2,665		1,891
Options sold	339,350		2,505		1,724
Futures	229,559

Total interest rate contracts	2,582,840	30,721	27,881	25,248	20,608

Currency contracts
Swaps	199,913	6,415	2,475	5,938	6,510
Forwards	488,541	8,172	6,488	8,933	7,933
Options purchased	24,975	566		506
Options sold	28,770		3,420		592
Futures	1,140

Total currency contracts	743,339	15,153	12,383	15,377	15,035

Other contracts
Equity options purchased	24,811	2,005		198
Equity options sold	24,925		3,252		974
Other equity and commodity contracts	8,938	280	79	990	1,072

Total other contracts	58,674	2,285	3,331	1,188	2,046

        Trading portfolio derivatives transactions in 2000

				Average market value
	Notional Amounts	Market value Positive
			Negative	Positive	Negative
	(In Millions of EUR)
Interest rate contracts
Swaps	1,011,770	16,697	14,419	14,653	13,112
Forwards	124,040	127	153	128	131
Options purchased	153,403	1,670		1,678
Options sold	164,725		1,910		2,078
Futures	134,682

Total interest rate contracts	1,588,620	18,494	16,482	16,459	15,321

Currency contracts
Swaps	130,275	5,586	7,262	5,736	6,404
Forwards	451,718	11,587	9,856	11,209	9,412
Options purchased	26,588	655		598
Options sold	30,115		616		559
Futures	1,312

Total currency contracts	640,008	17,828	17,734	17,543	16,375

Other contracts
Equity options purchased	30,564	1,222		1,954
Equity options sold	39,107		2,877		3,480
Other equity and commodity contracts	8,977	56	166	90	125

Total other contracts	78,648	1,278	3,043	2,044	3,605

  Hedging portfolio derivatives transactions

	2001			2000
		Market Value			Market Value
	Notional Amounts			Notional Amounts
		Positive	Negative		Positive	Negative
	(In Millions of EUR)
Interest rate contracts
Swaps	226,865	2,885	4,197	125,138	2,295	2,377
Forwards	4,224	2	3	4,598	2	2
Options purchased	6,356	61		19,788	338
Futures	15,196			6,266

Total interest rate contracts	252,641	2,948	4,200	155,790	2,635	2,379

Currency contracts
Swaps	5,642	62	291	12,148	300	275
Forwards	21,465	413	284	16,000	295	223
Options purchased	933	9		6,107	103

Total currency contracts	28,040	484	575	34,255	698	498

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

  Credit equivalent (in billions of EUR)

	2001	2000
Interest rate contracts	38.7	25.4
Currency contracts	31.1	30.6
Other contracts	4.5	4.3

	74.3	60.3
Effect of contractual netting	41.1	27.1

Unweighted credit equivalent	33.2	33.2
Weighted credit equivalent	10.0	9.7

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

        For 2002, investment in property and equipment is estimated at EUR 1.4 billion, of which ABN AMRO is already committed to an amount of EUR 210 million.

        Though ABN AMRO has sold a part of its loan portfolio, partly through credit-enhanced or non-credit enhanced securitisation, it still holds legal title to some of these loans. In most cases these loans are also serviced by ABN AMRO. Besides, the bank services loans granted by other institutions. The table below states the outstandings at December 31, 2001.

(In Millions of EUR)
Legal title to loans sold	616
Loans serviced for third parties	147,992
Loans sold with credit enhancement	2,993

        Future rental commitments at 31 December 2001 for long-term lease contracts were as follows:

(In Millions of EUR)
2002	300
2003	282
2004	258
2005	234
2006	216
Years after 2006	928

26    Net interest revenue

        This item comprises interest revenue from loans, investments, other lending, interest expense on borrowings by ABN AMRO and client accounts, as well as the results from interest rate and foreign exchange contracts entered into for hedging purposes. Also included is other revenue from loans. Interest revenue from interest-earning securities amounted to EUR 6,624 million (2000: EUR 6,621 million). Interest expense on subordinated debt totalled EUR 961 million (2000: EUR 816 million).

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

	2001	2000	1999
	(In Millions of EUR)
Revenue from shares and equity participations	75	130	119
Revenue from participating interests	380	321	238

Total revenue from securities and participating interests	455	451	357

28    Net commissions

        This item includes revenue from securities brokerage, domestic and international payments, asset management, insurance, guarantees, leasing and other services. Amounts paid to third parties are shown as commission expense.

	2001	2000	1999
	(In Millions of EUR)
Securities brokerage	1,674	2,405	1,710
Payment services	1,394	1,385	1,176
Asset management and trust	885	712	560
Insurance	202	212	176
Guarantees	158	163	139
Leasing	179	158	123
Other	722	845	571

Total commissions	5,214	5,880	4,455

29    Results from financial transactions

        This includes results from securities trading, foreign exchange dealing and derivatives transactions. The category other includes trading in LDC debt securities, currency translation differences on investments—other than those included in tangible fixed assets—in branches, subsidiary and participating interests in hyper-inflationary countries and results from private equity positions.

	2001	2000	1999
	(In Millions of EUR)
Securities trading	787	426	417
Foreign exchange dealing	486	570	499
Derivatives transactions	502	508	371
Other	(223)	65	87

Total result from financial transactions	1,552	1,569	1,374

30    Other revenue

        This includes revenue from property development, other revenue from leasing activities and results from the insurance companies forming part of the group. The insurance companies achieved the following results:

	Life	Non-life
	(In Millions of EUR)
Net premium income	1,596	518
Investment income	(66)	73
Insurance expenses	(1,411)	(467)

Total result of insurance companies	119	124

31    Staff costs

	2001	2000	1999
	(In Millions of EUR)
Salaries (including bonuses, etc.)	5,981	5,754	4,516
Pension costs	208	187	140
Social insurance and other staff costs	1,464	1,519	1,112

Total staff costs	7,653	7,460	5,768

Average number of employees (headcount):
Netherlands	36,630	38,476	36,976
Foreign countries	75,576	74,916	71,713

Total average number of employees (headcount)	112,206	113,392	108,689

32    Other administrative expenses

        This item includes office overhead, automation costs, advertising costs and other general expenses.

        ABN AMRO also leases premises and space in other buildings for its principal activities. The leases generally are renewable and provide for payment of rent and certain other occupancy expenses. Total rent expense for all contracts amounted to EUR 373 million in 2001, EUR 341 million in 2000 and EUR 262 million in 1999.

33    Depreciation

        This item is made up of depreciation of buildings and equipment.

34    Provision for loan losses

        This item includes provisions for uncollectable outstandings.

35    Addition to the fund for general banking risks

        This item includes the addition to or release from the fund, management's intention being to maintain the fund at a level equal to approximately 0.5% of risk weighted total assets.

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

37    Taxes

        The overall effective tax rate decreased from 28.0% in 2000 (including restructuring charge 26.7%) to 27.6% in 2001 (including sale of EAB and restructuring charge 21.4%).

	2001	2000	1999
Dutch tax rate	35.0%	35.0%	35.0%
Effect of tax rate in foreign countries	(5.1)%	(2.5)%	(1.3)%
Effect of tax-exempt revenue in The Netherlands	(2.0)%	(4.1)%	(3.1)%
Other	(0.3)%	(0.4)%	0.5%

Effective tax rate on operating profit	27.6%	28.0%	31.1%

	2001	2000	1999
	(in millions of EUR)
The Netherlands	197	270	438
Foreign	749	753	882

	946	1,023	1,320

         Taxes amounted to EUR 946 million, including EUR 105 million (2000: EUR 187 million) in deferred tax liabilities. The total amount of taxation credited directly to shareholders' equity during the year amounted to EUR 406 million.

        The provision for deferred tax liabilities relates to tax liabilities that will arise in the future owing to the difference between the book value of specific assets and liabilities and their valuation for tax purposes. The following analysis shows deferred tax liabilities and assets.

	2001	2000
	(In Millions of EUR)
Deferred tax liabilities
Buildings	241	256
Pensions and other post-retirement and post-employment arrangements	324	228
Derivatives	118	165
Leases and similar financial contracts	470	490
Servicing rights	497	383
Other	803	570

Total	2,453	2,092

Deferred tax assets
Allowances for loan losses	215	274
Investment portfolios	88	31
Carry-forward losses of foreign operations	708	639
Restructuring charge	42	134
Tax credits	682	301
Other	1,224	658

Deferred tax assets before valuation allowances	2,959	2,037
Less: valuation allowances	311	276

Deferred tax assets after valuation allowances	2,648	1,761

        Deferred tax assets and liabilities are discounted to their net present value on the basis of net interest where the original term of the temporary difference is longer than five years. The nominal value of deferred tax assets amounts to EUR 2,770 million and of deferred tax liabilities amounts to EUR 2,558 million. For discounted deferred tax assets the net interest rate applied as a discount factor is 7.8% and the average remaining life is nine years. For discounted deferred tax liabilities, the net interest rate applied as a discount factor is 4% and the average remaining life is 20 years.

        Deferred tax assets are recognised, to the extent possible, net of a valuation allowance. The main component of the valuation allowance relates to tax carry forward losses. The amount of deferred tax assets, likely to be recovered within one year, is EUR 381 million.

        At December 31, 2001 carry forward losses of foreign operations expire as follows:

(In Millions of EUR)
2002	45
2003	205
2004	321
2005	120
2006	125
Years after 2006	1,419

Total	2,235

        ABN AMRO considers a significant portion of it's approximately EUR 4.5 billion in distributable invested capital to be permanently invested. If such capital were distributed no foreign income taxes would be required to be paid. The estimated impact of foreign withholding tax is EUR 135 million.

38    Extraordinary result

        The sale of EAB in 2001 resulted in an extraordinary profit of EUR 962 million.

        In 2000 the Managing Board authorised a restructuring reserve of EUR 900 million in order to realise the new strategy and reorganisation into the Strategic Business Units. At the end of 2001 the composition and number of employees in The Netherlands that would opt for the voluntary departure scheme or early retirement scheme were finalized resulting in an additional charge of EUR 147 million. Because of the non-recurring character of these schemes the costs are treated as extraordinary expenses.

        Main elements of the charge relate to:

	2001	2000
	(In Millions of EUR)
Staff reduction	147	530
Write-off of assets		120
Other costs		250

Total	147	900

39    Minority interests

        This item comprises the share of third parties in results from subsidiaries and other group companies, as well as dividends on preferred stock issued by subsidiaries in the United States.

	2001	2000	1999
	(In Millions of EUR)
Dividends on preference shares	217	245	209
Other minority interests	35	59	151

Total minority interests	252	304	360

40    Earnings per Ordinary Share

        Basic earnings per share is computed by dividing income available to ordinary shareholders by the weighted average number of Ordinary Shares outstanding. Diluted earnings per Ordinary Share include the determinants of basic earnings per Ordinary Share and, in addition, the effect arising should all outstanding rights to Ordinary Shares be exercised. The computation of basic and diluted earnings per share are presented in the following table.

	2001	2000
	(In Millions of EUR)
Net profit	3,230	2,498
Dividends on preference shares	46	79

Net profit attributable to ordinary shareholders	3,184	2,419
Dividends on convertible preference shares	1	1

Fully diluted net profit	3,185	2,420
Weighted average number of Ordinary Shares outstanding (in thousands)	1,515.2	1,482.6
Dilutive effect of staff options (in thousands)	1.9	6.6
Convertible preference shares (in thousands)	2.7	3.2
Performance share plan (in thousands)	2.9

Diluted number of Ordinary Shares (in thousands)	1,522.7	1,492.4
Basic earnings per share incl. extraordinary revenue (in EUR)	2.10	1.63
Fully diluted earnings per share incl. extraordinary revenue (in EUR)	2.09	1.62
Basic earnings per share excl. extraordinary items (in EUR)	1.53	2.04
Fully diluted earnings per share excl. items (in EUR)	1.52	2.02

41    Segment information

        In order to reflect the revised operating structure of ABN AMRO the segment information presented here is restated. It is impracticable to provide comparable 1999 segment information due to the change in structure and absence of comparable information. The following tables give an analysis by operating segment. For the purpose of this analysis, net turnover represents total revenue before interest expense and commission expense. Indirect overheads have been allocated to the operating segments.

	Net Turnover			Total Revenue
	2001	2000	1999	2001	2000	1999
	(In Millions of EUR)
Consumer & Commercial Clients	24,294	31,225		10,203	10,026
Wholesale Clients	15,828	11,778		6,193	6,394
Private Clients & Asset Management	1,970	2,738		1,419	1,451
Corporate Center	1,414	410		249	(30)

	43,506	46,151	35,681	18,064	17,841	14,975
ABN AMRO Lease Holding	830	800	713	770	628	552

Total	44,336	46,951	36,394	18,834	18,469	15,527

	Operating Profit Before Taxes			Risk-Weighted Total Assets
	2001	2000	1999	2001	2000	1999
	(In Millions of EUR)
Consumer & Commercial Clients	2,347	2,605		158,141	157,385
Wholesale Clients	328	1,114		95,171	88,451
Private Clients & Asset Management	270	458		6,529	5,942
Corporate Center	441	399		3,530	2,973

	3,386	4,576	4,122	263,371	254,751	238,439
ABN AMRO Lease Holding	227	149	128	10,016	9,102	7,935

Total	3,613	4,725	4,250	273,387	263,853	246,374

	Total Liabilities			Total Depreciation
	2001	2000	1999	2001	2000	1999
	(In Millions of EUR)
Consumer & Commercial Clients	240,177	217,168		657	659
Wholesale Clients	275,797	249,376		225	207
Private Clients & Asset Management	42,005	37,981		40	46
Corporate Center	18,184	16,462		3

	576,163	520,987	436,255	925	912	777
ABN AMRO Lease Holding	4,857	4,372	4,697	32	29	23

Total	581,020	525,359	440,952	957	941	800

42    Managing Board and Supervisory Board

        The following tables summarise financial data concerning current and former members of the Managing Board and Supervisory Board.

	Managing Board		Supervisory Board
	2001	2000	2001	2000
Remuneration (× EUR 1,000)	14,641	13,029	617	592
ABN AMRO staff options (outstanding)	1,853,786	1,341,076	181,389	181,389	(1)
ABN AMRO shares (owned)	46,943	44,902	13,311	50,714
Loans (outstanding × EUR 1,000)	13,942	12,379	12,264	10,884

(1)
Balance of the options granted to Mr. P.J. Kalff during his membership of the Managing Board.

        Of the overall remuneration of the Managing Board, EUR 8.7 million is related to salaries and bonuses. The analysis below provides information on salary and bonus of individual Board members. For the year 2001, the bonus was tied to the development of economic profit instead of the growth of earnings per share. This change was made in an attempt to create more variability as well as a closer link to the performance of ABN AMRO. In addition the total remuneration reflects the accrual of EUR 4.9 million in severence compensation to the three departing members of the Managing Board.

  Remuneration of the Managing Board (in thousands of EUR)

	2001			2000
	Salary	Bonus	Total	Salary	Bonus	Total
R.W.J. Groenink	889	356	1,245	641	908	1,549
R.W.F. van Tets	635	127	762	568	805	1,373
J.M. de Jong	635	286	921	568	805	1,373
W.G. Jiskoot	635	127	762	568	805	1,373
R.G.C. van den Brink	635	127	762	568	805	1,373
T. de Swaan	635	254	889	568	805	1,373
J. Ch. L. Kuiper	635	286	921	568	665	1,233
C.H.A. Collee(1)	635	286	921	331	235	566
S.A. Lires Rial(1),(2)	635	127	762	331	470	801
H.Y. Scott-Barrett(1),(2)	635	127	762	331	470	801
P.J. Kalff				243	344	587

(1)
The salaries and bonuses in 2000 of Messrs Collee, Lires Rial and Scott-Barrett are the amounts earned since their appointment to the Board on June 1, 2000.

(2)
Besides their salaries, Messrs Lires Rial and Scott-Barrett received a foreigner allowance of EUR 454,000 in 2001 and EUR 265,000 each in 2000.

        In addition to the above emoluments, the Managing Board members are also granted, as part of the overall remuneration package, options on ABN AMRO shares and conditional share awards. The analysis below provides information on option holdings of the Managing Board as a whole and of the individual Board members. The conditions governing the options are stated in note 16. Effective January 1, 2001 the Managing Board received an individual conditional share award under Share Performance Plan of 70,000 shares (chairman 98,000 shares). The conditions governing the exact number of shares to vest are set by the Selection and Remuneration Committee of the Supervisory Board.

	2001		2000
	Options Held by Managing Board	Average Exercise Price (in EUR)	Options Held by Managing Board	Average Exercise Price (in EUR)
Movements:
Opening balance	1,341,076	19.44	865,343	17.30
Options granted	552,710	23.14	482,124	21.30
Options exercised	(40,000)	10.16	(109,745)	13.64
Movement former and/or newly appointed members			103,354	22.46

Closing balance	1,853,786	20.74	1,341,076	19.44

	Opening Balance	Average Exercise Price (in EUR)	Granted	Average Exercise Price (in EUR)	Exercised	Average Exercise Price (in EUR)	Closing Balance	Average Exercise Price (in EUR)	Last Year of Expiration
R.W.J. Groenink	171,139	19.45	55,271	23.14			226,410	20.35	2008
R.W.F. van Tets	221,925	17.57	55,271	23.14	40,000	10.16	237,196	20.12	2008
J.M. de Jong	141,139	20.32	55,271	23.14			196,410	21.11	2008
W.G. Jiskoot	180,710	19.22	55,271	23.14			235,981	20.14	2008
R.G.C. van den Brink	180,710	19.22	55,271	23.14			235,981	20.14	2008
T. de Swaan	100,710	20.03	55,271	23.14			155,981	21.13	2008
J.Ch.L. Kuiper	88,000	20.28	55,271	23.14			143,271	21.38	2008
C.H.A. Collee	85,743	20.24	55,271	23.14			141,014	21.37	2008
S.A. Lires Rial	95,000	20.30	55,271	23.14			150,271	21.34	2008
H.Y. Scott-Barrett	76,000	20.46	55,271	23.14			131,271	21.59	2008

  ABN AMRO Ordinary Shares held by members of the Managing Board(1)

	2001	2000
R.W.F. van Tets	41,243	39,448
W.G. Jiskoot	1,287	1,232
J. Ch. L. Kuiper	2,519	2,410
H.Y. Scott-Barrett	1,894	1,812

Total	46,943	44,902

(1)
No preference shares or convertible preference shares were held by any Board member.

        The analysis below provides information on remuneration of individual members of the Supervisory Board. Besides the Chairman, the Vice Chairman and the members of the Audit Committee members of the Supervisory Board receive the same remuneration, which depends on the period of membership during the year. The members of the Supervisory Board are not entitled to emoluments in the form of ABN AMRO shares or options on ABN AMRO shares.

        Remuneration of the Supervisory Board (in thousands of EUR)

	2001	2000
A.A. Loudon	54	54
H.B. van Liemt	45	41
W. Overmars	38	32
R.J. Nelissen(1)	16	32
W. Dik	41	38
J.M.H. van Engelshoven(1)	16	32
R. Hazelhoff(1)	16	36
S. Keehn(2)	32	32
C.H. van der Hoeven	38	36
M.C. van Veen	38	41
A. Burgmans	38	41
D.R.J. Baron de Rothschild	32	32
Mrs L.S. Groenman	41	38
Mrs T.A. Maas-de Brouwer	32	21
P.J. Kalff	32	21
F.H. Fentener van Vlissingen(3)		19

(1)
Messrs Nelissen, Van Engelshoven and Hazelhoff retired on May 10, 2001.

(2)
Besides his remuneration Mr Keehn received an attendance fee of EUR 40,000.

(3)
Mr Fenterer van Vlissingen, Vice-chairman of the Supervisory Board, retired on May 10, 2000.

43    Cash flow statement

        The cash flow statement gives details of the source of liquid funds which became available during the year and the application of the liquid funds over the course of the year. The cash flows are analysed into cash flows from operations/banking activities, investment activities and financing activities. Liquid funds include cash in hand, net credit balances on current accounts with other banks and net demand deposits with central banks. Movements in loans, total client accounts and interbank deposits are included in the cash flow from banking activities. Investment activities comprise purchases, sales and redemptions in respect of investment portfolios, as well as investments in and sales of participating interests, property and equipment. The issue of shares and the borrowing and repayment of long-term funds are treated as financing activities. Movements due to currency translation differences as well as the effects of the consolidation of acquisitions, where of material significance, are eliminated from the cash flow figures.

	2001	2000	1999
	(In Millions of EUR)
Cash	17,932	6,456	6,806
Bank balances (debit)	6,286	11,247	7,069
Bank balances (credit)	(10,565)	(1,598)	(1,404)

Liquid funds	13,653	16,105	12,471

Movements:
Opening balance	16,105	12,471	7,686
Cash flow	(2,041)	3,530	4,154
Currency translation differences	(411)	104	631

Closing balance	13,653	16,105	12,471

          Interest paid amounted to EUR 26,583 million; tax payments totalled EUR 538 million.

          Dividends received from participating interests totalled EUR 37 million in 2001, EUR 28 million in 2000 and EUR 37 million in 1999.

          The following table analyses movements resulting from acquisitions and dispositions.

	2001	2000	1999
	(In Millions of EUR)
Amounts paid/received in cash and cash equivalents on acquisitions/dispositions	4,956	2,347	1,352
Net movement in cash and cash equivalents	(21)	55	(3)
Net movement in assets and liabilities:
Banks	92	29	6
Loans	13,369	16,542	1,305
Securities	(4,002)	42	122
Other assets	2,818	1,211	75

Total assets	12,277	17,824	1,508

Subordinated debt		136
Banks	(4,991)	10,551	41
Saving accounts	(3,798)
Total client accounts	13,315	4,038	1,220
Debt securities	(497)	2,930
Other liabilities	7,696	1,188	76

Total liabilities	11,725	18,843	1,337

44    Fair value of financial instruments

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

	December 31, 2001		December 31, 2000
	Book Value	Fair Value	Book Value	Fair Value
	(In Millions of EUR)
Assets (incl. Off-balance sheet items)
Cash	17,932	17,932	6,456	6,456
Short-dated government paper(1)(2)	12,296	12,320	11,199	11,209
Banks	49,619	49,654	48,581	48,602
Loans to public sector	14,100	14,116	14,974	15,033
Loans to private sector—commercial loans and professional securities transactions	220,869	222,899	203,317	204,498
Loans to private sector—retail	110,361	112,299	100,975	102,493
Interest-earning securities(1)(3)	123,365	124,915	108,053	109,027
Shares(4)	16,794	16,636	17,787	17,754
Derivatives	44,504	45,684	35,122	36,018

Total	609,840	616,455	546,464	551,090

Liabilities (incl. Off-balance sheet items)
Banks	107,841	108,091	101,510	101,540
Savings accounts	84,345	84,957	80,980	81,143
Corporate deposits	88,579	88,399	79,283	79,103
Other client accounts	139,440	137,979	119,286	119,286
Debt securities	72,496	72,169	60,283	60,582
Subordinated debt	16,283	16,648	13,405	13,586
Derivatives	41,369	42,592	34,741	35,315

Total	550,352	550,835	489,488	490,555

(1)
Book values of short-dated government paper and interest-earning securities are equal to amortised cost increased by premium (discount).
(2)
Of which EUR 7,371 million was included in the trading portfolio at December 31, 2001.
(3)
Of which EUR 34,617 million was included in the trading portfolio at December 31, 2001.
(4)
Of which EUR 9,337 million was included in the trading portfolio at December 31, 2001.

45    Shareholders' Equity and Net Profit under U.S. GAAP

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

Goodwill and other Acquired intangibles
Goodwill including other acquired intangibles arising from acquisitions of subsidiaries and participating interests is charged against shareholders' equity.
Goodwill represents the excess of the purchase price of investments in subsidiaries and participating interests over the estimated market value of net assets at acquisition date. Generally, goodwill is amortised on a straight line basis over twenty years. Other acquired intangibles, such as the value of purchased core deposits, client lists and contractual rights are amortised over their respective useful lives, not exceeding fifteen years. Under SFAS 142 "Goodwill and Other Intangible Assets" goodwill and intangible assets deemed to have indefinite lives will no longer be amortised but will be subject to annual impairment tests. Other intangible assets will continue to be amortised over their respective useful lives. SFAS 142 became effective for fiscal years beginning after December 15, 2001 and immediately for any goodwill and intangible assets acquired after June 30, 2001.
Fund for General Banking Risks

In addition to specific allowances for loan losses and country risk, Dutch banks maintain a fund for general banking risks. This Fund is net of taxes and covers general risks associated with lending and other banking activities, which may include risks of loan losses. The level of the fund for general banking risks is based on management's evaluation of the risks involved. The Fund is part of group capital.	The fund for general banking risks is considered to be a general allowance for loan losses. The level of the Fund is adequate for absorbing all inherent losses in loans.

Dutch GAAP	U.S. GAAP

Debt Restructuring
Assets, including debt instruments, acquired as part of a debt restructuring, such as Brady bonds, are recorded at net book value (after deduction of specific allowances) of the disposed debt.
Assets, including debt instruments, acquired as part of a debt restructuring, such as Brady bonds, are recorded at estimated market value at the date of the restructuring. Differences between book value and market value are recorded as a charge-off or recovery on the restructured loan.
Investment Portfolio Securities

Bonds and similar debt securities included in the investment portfolios (other than securities on which a large part or all of the interest is settled on redemption) are stated at redemption value less any diminution in value deemed necessary. Premiums and discounts at acquisition, accounted for as deferred items, are amortized and reported as interest over the term of the debt securities. Net capital gains realized prior to maturity date in connection with replacement operations are recognized as deferred interest and amortized over the term of the investment portfolio. Shares held in the investment portfolio are stated at market value. Movements in value, net of tax, are taken to a separate revaluation reserve. If the revaluation reserve is insufficient to absorb a decline in value, this amount will be charged to the income statement as value adjustments to financial fixed assets.
All bonds and similar debt securities included in the investment portfolio are classified as "available for sale". SFAS 115 requires that investment securities available for sale, which are those securities that may be sold prior to maturity as part of asset/liability management or in response to other factors, are stated at market value. Unrealized gains and losses together with gains and losses on designated derivatives are reported, net of taxes, in a separate component of shareholders' equity. Realized gains and losses are recognized into income on trade date. All shares are classified as "available for sale" and stated at market value with unrealized gains and losses reported in a separate component of shareholders' equity, net of taxes, unless a decline in value is judged to be other than temporary. In that case, the cost basis is written down and the amount of the write down is charged to the income statement.
Property

Bank premises, including land, are stated at current value based on replacement costs and fully depreciated on a straight-line basis over their useful lives with a maximum of fifty years. Value adjustments, net of tax, are credited or charged to a separate revaluation reserve.	Bank premises are stated at cost and fully depreciated on a straight-line basis over their useful lives.
Pension Costs

Pensions have been established in accordance with the regulations in the applicable countries. Costs of plans are accounted for using actuarial computations of current compensation levels, taking into account the return achieved by the pension funds in excess of the actuarial interest rate.
SFAS 87 prescribes actuarial computations based on current and future compensation levels taking into account the market value of the assets of the pension funds and current interest rates. ABN AMRO adopted SFAS 87 as of January 1, 1994.

Dutch GAAP	U.S. GAAP

Post-Retirement Benefits
The expected costs of post-retirement benefits are only provided for upon retirement. The calculations are based on actuarial computations.	SFAS 106 requires accrual of the expected cost of providing post retirement health care benefits to an employee and the employee's beneficiaries and covered dependants, during the year that an employee renders services.
Post-Employment Benefits
Post-employment benefits are those benefits provided to former or inactive employees, their beneficiaries and covered dependents after employment but before retirement. The cost of these benefits are provided for early-retirement and disability-related benefits upon termination of services. Incentivized, other early leave arrangements are accounted for on a pay-as-you-go basis.	Under SFAS 112 all contractual benefits after employment but before retirement are recognized when the employee's services have been rendered, the rights have vested and the obligation is probable and quantifiable.
Employee Incentive Plans
Under Dutch GAAP conditional employee incentive plans are expensed over the vesting period.	Under US GAAP conditional employee incentive plans are expensed on the vesting date.
Contingencies
In certain situations liabilities can be set up for expenditures that will be incurred in the future.	Criteria for setting up liabilities are more stringent and include amongst others that a liability be incurred at the date of the financial statements for such costs.

Dutch GAAP	U.S. GAAP

Derivatives Used for Hedging Purposes
Derivatives which are used to manage the overall structural interests rate exposure and which are not designated to specific assets, liabilities or firm commitments are accounted for on an accrual basis. Therefore, changes in the fair value of the positions are not recorded. The periodic cash flows are recorded in income as incurred.	For the year ended December 31, 2000, US GAAP required that derivatives which are not designated to hedge specific assets, liabilities or firm commitments should be carried at fair value with changes in fair value included in income as they occur.
For the year ended December 31, 2001, SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" is applicable. Under this Statement all derivatives are recognised as either assets or liabilities and measured at fair value. If the derivative is a hedge, changes in fair value of a designated derivative that is highly effective as a fair value hedge along with the change in fair value of the corresponding asset, liability or firm commitment attributable to the hedged risk, are included directly in earnings. Changes in fair value of a designated derivative that is highly effective as a cash flow hedge are included in equity and reclassified into earnings in the same period during which the hedged forecasted cash flow affects earnings. Ineffectiveness if any is reflected directly in earnings.

Dutch GAAP	U.S. GAAP

Mortgage Servicing Rights
All mortgage servicing rights are carried at the lower of initial carrying value, adjusted for amortisation, or fair value. Mortgage servicing rights are amortised in proportion to, and over the period of, net estimated servicing income.	The core accounting policies for mortgage servicing rights are consistent with Dutch GAAP. However, with the adoption of SFAS 133, the carrying amount of servicing rights under US GAAP does not include deferred gains and losses on derivative hedges realised subsequent to January 1, 2001. Under US GAAP the components of the carrying amount of servicing rights include their unamortised cost, the SFAS 133 basis adjustment arising from fair value hedging of servicing rights and swap and option hedges at fair value. The basis for determining the fair value of mortgage servicing rights is consistent with Dutch GAAP.
The carrying amount or book basis of servicing rights includes the unamortised cost of servicing rights, deferred realised gains and losses on derivative hedges, valuation reserves and unamortised option premiums on outstanding hedges. The fair value of servicing rights is determined by estimating the present value of future net cash flows, taking into consideration market loan prepayment speeds, discount rates, servicing costs and other economic factors. The fair value of hedges is also included in evaluating possible impairment.
Internal use software
Dutch GAAP adopted IAS 38 as of January 1, 2001. IAS 38 requires capitalisation of certain internal as well as external costs incurred in connection with developing or obtaining software for internal use.	US GAAP requires capitalisation of certain internal as well as external costs incurred in connection with developing or obtaining software for internal use. Qualifying software costs are capitalised and amortised over the estimated useful life of the software. ABN AMRO adopted this statement as of January 1, 1999.
Deferred Tax
Deferred tax assets and liabilities are recorded on a discounted basis.	Under SFAS 109 both deferred tax assets and liabilities are established on a nominal basis for all temporary differences, using enacted tax rates. Deferred tax assets, of which realisation is dependent on taxable income of future years, are assessed as to likely realisation and a valuation allowance provided, if necessary.

Dutch GAAP	U.S. GAAP

Dividend Payable
Shareholders' equity is reported after profit appropriation. Dividends proposed by the Managing and Supervisory Boards are reported as a current liability.	Dividends are reported as a part of Shareholders' equity until paid or approved by the General Shareholders' Meeting.

  Recent developments

        The Financial Accounting Standards Board issued the following statements:

    •
    SFAS 141: "Business Combinations" became effective for ABN AMRO for all business combinations subsequent to June 30, 2001. Under this Statement, all business combinations are accounted for using the purchase method of accounting. The Statement eliminates the pooling-of-interests method of accounting for business combinations and establishes specific criteria for recognition of intangible assets separately from goodwill.

    •
    SFAS 142: "Goodwill and Intangible Assets" became effective for ABN AMRO January 1, 2002. For goodwill and intangible assets acquired subsequent to June 30, 2001 the Statement became immediately effective. Under this Statement, goodwill and intangible assets with indefinite useful lives are no longer amortised but rather tested for impairment at least annually. Other intangible assets will continue to be amortised. EUR 508 million of amounts previously recognised as goodwill related to acquisitions in the first half of 2001 were reclassified as intangible assets subject to amortisation in future periods. Application of the non-amortisation provisions of the statement is expected to reduce non-interest expense by approximately EUR 495 million, resulting in an increase in net income of approximately EUR 461 million in 2002 as compared to 2001. SFAS 142, as part of its adoption provisions requires a transitional impairment test to be applied to all goodwill and other indefinite-lived intangible assets within the first half of 2002. We have not had a chance to complete our assessment but initial impairment equal to approximately EUR 150 million, or EUR 100 million after tax, has been identfied.

    •
    SFAS 143: "Accounting for Asset Retirement Obligations" was issued in August 2001. SFAS 143 requires an entity to record a liability for an obligation associated with the retirement of an asset at the time the liability is incurred by capitalising the cost as part of the carrying value of the related asset and depreciating it over the remaining useful life of the asset. The Statement is effective for ABN AMRO beginning January 1, 2003, and its adoption is not expected to have a material impact on ABN AMRO's results of operations, financial position or liquidity.

    •
    SFAS 144: "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", was issued in October 2001 and addresses how and when to measure impairment on long-lived assets and how to account for long-lived assets that an entity plans to dispose of either through sale, abandonment, exchange, or distribution to owners. The new Statement requires expected future operating losses from discontinued operations to be recorded in the period in which the losses are incurred rather than the measurement date. Under SFAS 144, more dispositions may qualify for discontinued operations treatment in the income statement. SFAS 144 became effective for ABN AMRO January 1, 2002 and is not expected to have a material impact on ABN AMRO's results of operations, financial position or liquidity.

  Reconciliation

        The following table summarizes the significant adjustments to ABN AMRO's consolidated shareholders' equity and net profit which would result from the application of U.S. GAAP.

	Shareholders' Equity		Net Earnings
	2001	2000	2001	2000	1999
	(In Millions of EUR Except Share Data)
Shareholders' equity and net profit under Dutch GAAP	11,787	12,523	3,230	2,498	2,570
Goodwill and Acquired Intangible Assets	8,801	6,492	(1,112)	(422)	(343)
Debt restructuring	(130)	(111)	—	—	—
Investment portfolio securities	1,445	1,102	129	(131)	83
Property	(152)	(151)	12	21	13
Pension costs	(551)	(244)	(307)	(196)	(98)
Post-retirement benefits	(91)	(72)	(19)	(17)	(14)
Post-employment benefits	(23)	(29)	6	9	8
Employee incentive plans	79		98
Contingencies	52	880	(826)	741	(69)
Derivatives	278	122	(51)	232	(453)
Mortgage servicing rights	(97)	—	(97)	—	—
Sale of participation	—	—	(57)	—	—
Internal use software	213	340	(127)	183	157
Deferred tax liabilities	(862)	(411)	(51)	(48)	(32)
Taxes	(251)	(673)	518	(300)	129
Dividends	358	454		—	—
Shareholders' equity and net profit under U.S. GAAP	20,856	20,222	1,346	2,570	1,951
Shareholders' equity per share under U.S. GAAP	13.04	12.92
Basic earnings per share under U.S. GAAP			0.86	1.68	1.29
Diluted earnings per share under U.S. GAAP			0.85	1.67	1.28

Notes to the Adjustments to Consolidated Net Profit and Shareholders' Equity

  (a)
  Goodwill and Acquired Intangible Assets

        The gross amount of goodwill and other acquired intangibles before amortization amounts to EUR 11,049 million. If facts and circumstances indicate that unamortised goodwill and other acquired intangibles may be impaired, a review is made to determine what amount, if any, is recoverable. If this review indicates that goodwill will not be recoverable, as determined based on the estimated undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows. In 2001, additional amortisation of EUR 451 million has been expensed as a result of impairment.

        The major movements in the goodwill against shareholders' equity were the acquisitions of Michigan National Corporation, Alleghany Asset Management and ING Barings. The impact on earnings includes EUR 521 million amortisation of goodwill and EUR 140 million amortisation of incentive payments.

        The following acquisitions were made in 2001, 2000 and 1999 and were accounted for using the purchase method.

Acquired Companies	% Acquired	Consideration	Total Assets(1)	Acquisition Date
	(In Millions of EUR Except Percentages)
2001(2):
Michigan National Corporation	100	3,145	13,585	April 2, 2001
Alleghany Asset Management	100	887	119	February 1, 2001
ING Barings	100	310	16,074	May 1, 2001
Banque Générale du Commerce	49	59	—	December 20, 2001
Banco do Estado de Paraiba S.A.	99.7	35	275	November 9, 2001
Marignan Investissements S.A.	100	75	309	July 4, 2001
Mellon Credit Business	100	30	855	June 22, 2001
2000:
Bouwfonds	100	1,211	16,284	February 21, 2000
Dial Group	100	451	1,548	June 21, 2000
Kwang Hua	88	147	48	June 7, 2000
Forvaltning ASA	100	104	26	Augustus 31, 2000
Banco ABN AMRO Real(4)	95	212	—	Various dates in 2000
Fidelity Leasing(3)	100	68	615	July 1, 2000
Atlantic Mortgage Investment Corp.	100	69	516	January 14, 2000
BlueStone Capital Partners	25	65	—	March 27, 2000
Banca Antoniana Populare Veneta(5)	4	66	—	Various dates in 2000
Banca di Roma(6)	10	45	—	September 5, 2000
Olympian New York Corporation(3)	100	22	160	April 7, 2000
American National Land Trust	100	19	2	March 31, 2000
1999:
Banca di Roma(7)	10	739	—	April 15, 1999
Banco Real(8)	70	395	—	Various dates in 1999
Bank of America (Consumer banking activities in Taiwan, Singapore and India)	100	84	1,508	Various dates
Banca Nazionale Agricoltura	6	58	—	August 1, 1999
Interbanca	4	28	—	November 1, 1999
Asia Securities Trading(9)	40	14	—	September 1, 1999

(1)
Effect of total assets acquired on the Consolidated Balance Sheet.

(2)
Goodwill paid on these acquisitions has been charged directly to shareholders' equity for Dutch GAAP purposes.

(3)
These companies were acquired by European American Bank and consequently were disposed of as part of the sale of European American Bank.

(4)
As a consequence of the merger between ABN AMRO Brazil and Banco Real, the interest increased from 70% to 88%. In addition, the Bank acquired a 7% interest in 2000 totaling 95% at December 31, 2000.
(5)
The Bank acquired a 2.5% interest in 2000 (in addition to a 1.0% interest acquired before 2000 and partly through the exchange of its share in Banca Nazionale Agricultura).
(6)
The Bank acquired a 0.6% interest in 2000 (in addition to the 9.7% interest acquired in 1999).
(7)
This is a purchase of a participating interest of totaling 9.7% at December 31, 1999.
(8)
The Bank acquired a 32% interest in 1999 (in addition to the 38% interest acquired in 1998).
(9)
The Bank acquired a 5% interest in 1999 (in addition to minority interest of 35.5% acquired in 1997).
(b)
Investment Portfolio, Securities

        The reconciliation item consists of the difference between the amortized cost and the fair market value of interest-earning securities included in the investment of EUR 630 million (2000: EUR 852 million), after adjusting for EUR 815 million (2000: EUR 250 million) of unrecognized gains on sales of investment securities.

        In the income statement, the differences in the applicable year consist of realized gains from sales of interest-earning securities minus the amortization under Dutch GAAP and the charge or release as value adjustments to financial fixed assets of shares if the revaluation reserve under Dutch GAAP is insufficient to absorb a temporary decline in value.

        Realized gains and losses from sales of securities in the investment portfolio, are computed using the specific identification method. Gross realized gains on sales of interest-earning securities in the investment portfolio, in 1999 were calculated at EUR 706 million and gross realized losses from such sales in 1999 were calculated at EUR 320 million. Gross realized gains on sales of interest-earning securities in the investment portfolio, in 2000 were calculated at EUR 651 million and gross realized losses from such sales in 2000 were calculated at EUR 499 million. Gross realized gains on sales of interest-earning securities in the investment portfolio, in 2001 were calculated at EUR 947 million and gross realized losses from such sales in 2001 were calculated at EUR 642 million.

  (c)
  Pension Costs

        Personnel employed in The Netherlands are entitled to pension benefits which, unless otherwise waived, supplement State-provided social security benefits. Effective January 1, 2000 the pension plan has been revised from a final pay system to a system based on average salaries during the years of service. In addition, the standard retirement age has been changed from 65 to 62. Benefits for retired employees or their beneficiaries are subject to a yearly adjustment based on the increase of compensation according to the ABN AMRO Labour Agreement.

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

        Assumptions used in the pension computation as at December 31 were:

	2001	2000	1999
	(In Percentages)
Average discount rate
The Netherlands	5.8	5.3	5.3
Foreign countries	7.0	7.0	7.0
Average compensation increase
The Netherlands	3.0	3.0	3.0
Foreign countries	6.0	6.0	6.0
Average expected rate of return on assets
The Netherlands	7.0	7.0	7.0
Foreign countries	8.5	8.5	8.5

        In accordance with SFAS 87, the excess of plan assets over projected benefit obligation, as of January 1, 1994, the transition date, is recognized as a part of periodic pension costs on a prospective basis. In accordance with SFAS 88 a EUR 99 million curtailment charge is expensed related to the restructuring in The Netherlands. The following table presents the components of the net periodic pension costs:

	2001	2000	1999
	(In Millions of EUR)
Net periodic pension costs
Service cost	388	375	321
Interest cost	427	395	327
Expected return on plan assets	(498)	(489)	(427)
Net amortization of prior service costs	66	66	0
Curtailment	99	0	0
Net amortization and deferral	2	1	3

Net periodic pension costs under U.S. GAAP	484	348	224
Net periodic pension costs under Dutch GAAP	177	152	126

Additional pension costs	307	196	98

        The following table presents the change in benefit obligations of the plans under SFAS 87.

	2001	2000
	(In Millions of EUR)
Projected benefit obligation at beginning of the year	7,842	7,220
Service costs	388	375
Interest cost	427	395
Plan participants	6	5
Actuarial (gain)/loss	(456)	66
Benefits paid	(313)	(283)
Plan amendments	0	0
Settlements/curtailments	(132)	0
Acquisitions	131	0
Currency translation effect	42	64

Projected benefit obligation at end of the year	7,935	7,842

        The following table presents the change in plan assets of the plans under SFAS 87.

	2001	2000
	(In Millions of EUR)
Fair value of plan assets at beginning of the year	6,976	6,858
Actual return of plan assets	(377)	168
Plan participants	6	5
Employer's contribution	157	139
Benefits paid	(297)	(283)
Settlements/curtailments	(19)	0
Acquisitions	157	0
Currency translation effect	39	89

Fair value of plan assets at end of the year	6,642	6,976

        The following table presents the funded status of the plans under SFAS 87.

	2001	2000
	(In Millions of EUR)
Funded status	(1,293)	(866)
Unrecognized net actuarial (gain)/loss	1	(85)
Unrecognized prior service cost	499	664

Accrued benefit cost	(793)	(287)

        The unrecognized prior service cost refers to the additional projected benefit obligation resulting from the revised pension plan for employees in The Netherlands, effective January 1, 2000. The amount will be amortized on a straight-line basis over the average term of service for employees. For plans in The Netherlands, the accumulated benefit obligation exceeded plan assets by EUR 256 million at December 31, 2001. At year-end 2000 plan assets were in excess of the accumulated benefit obligation by EUR 1 million.

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

	2001	2000	1999
	(In Percentages)
Average discount rate
The Netherlands	5.8	5.3	5.3
Foreign countries	7.0	7.0	7.0
Average health care cost trend rate
The Netherlands	5.0	4.0	4.0
Foreign countries	6.0	9.0	9.0

        The following table presents the components of net periodic post-retirement benefit cost.

	2001	2000	1999
	(In Millions of EUR)
Net periodic post-retirement benefit cost
Service cost	13	13	13
Interest cost	20	18	15
Net amortization and deferral	6	8	6
Net periodic cost under U.S. GAAP	39	39	34
Net periodic cost under Dutch GAAP	20	22	20

Additional net periodic post-retirement benefit cost	19	17	14

        The following table presents the change in post-retirement benefit obligations of the plans under SFAS 106.

	2001	2000
	(In Millions of EUR)
Projected benefit obligation at beginning of the year	354	298
Service costs	13	13
Interest cost	20	18
Actuarial loss	107	31
Benefits paid	(15)	(13)
Settlements/curtailments	(29)	0
Acquisitions	61	0
Currency translation effect	2	7

Projected benefit obligation at end of the year	513	354

        The following table presents the change in plan assets of the plans under SFAS 106.

	2001	2000
	(In Millions of EUR)
Fair value of plan assets at beginning of the year	13	17
Actual return of plan assets	(2)	(2)
Employer's contribution	9	8
Benefits paid	(2)	(13)
Currency translation effect	1	3

Fair value of plan assets at end of the year	19	13

        The following table presents the funded status of the plans under SFAS 106.

	2001	2000
	(In Millions of EUR)
Funded status	(494)	(341)
Unrecognized net actuarial loss	176	81
Unrecognized prior service cost	5	3
Unrecognized transition obligation	38	48

Accrued benefit cost	(275)	(209)

        Increasing the assumed health care cost trend rate by 1% in each year would change the accumulated post-retirement benefit obligation as of December 31, 2001 by approximately EUR 89 million and would change the net periodic post-retirement benefit cost of 2001 by EUR 11 million.

        Decreasing the assumed health care cost trend rate by 1% in each year would change the accumulated post-retirement benefit obligation as of December 31, 2001 by approximately EUR 74 million and would change the net periodic post-retirement benefit cost of 2001 by EUR 10 million.

  (e)
  Contingencies

        U.S. GAAP does not permit provisions for contingencies, which are permitted under Dutch GAAP. Accordingly, the following amounts have been reversed in the U.S. GAAP reconciliation.

	2001	2000	1999
	(In Millions of EUR)
Restructuring provision	(793)	793	—
Adaptation of computer systems for introduction Euro and year 2000		(45)	(56)
Litigation and removals	(33)	(7)	(13)

Total	(826)	741	(69)

  (f)
  Derivatives

        ABN AMRO engages in derivatives activities both for trading purposes and for non-trading purposes. The adoption of SFAS 133 does not impact those derivatives used for trading purposes, as these derivatives are already reported at fair value with changes in fair value recognized in earnings. The adoption of SFAS 133 requires that derivatives used for non-trading purposes are accounted for at fair value effective January 1, 2001. SFAS 133 also requires that certain embedded derivatives, which had previously not been recognized separately from their host instruments, be separated and reported on the balance sheet at fair value and be subject to the same rules as other derivatives in determining the accounting in earnings.

        Outside of the United States, ABN AMRO has entered into certain derivatives for non-trading purposes for which ABN AMRO has chosen not to adopt hedge accounting under SFAS 133. Although these derivatives qualified for hedge accounting prior to the adoption of SFAS 133 and are considered effective as economic hedges, they have been accounted at fair value and the changes in fair value are recognized in earnings. The earnings impact related to these derivatives upon the initial adoption of SFAS 133 on January 1, 2001 is included in the transition adjustment.

        ABN AMRO has chosen to adopt hedge accounting in the United States for derivatives held for non-trading purposes which met the criteria for hedge accounting. These derivatives are reported at fair value upon adoption of SFAS 133. Changes in the fair value of a designated derivative that is highly effective as a fair value hedge along with the change in fair value of the corresponding asset, liability or firm commitment attributable to the hedged risk, are included directly in earnings. Changes in the fair value of a designated derivative that is highly effective as a cash flow hedge are included in equity and reclassified into earnings in the same period during which the hedged forecasted cash flow affects earnings. Ineffectiveness if any is reflected directly in earnings.

        The transition impact of SFAS 133 is a credit of EUR 118 million on shareholders' equity and a loss of EUR 31 million on net earnings. Additionally, ABN AMRO recognised directly in earnings losses of EUR 1 million during the year ended December 2001, for cash flow hedges that have been discontinued because the forecasted transaction did not or will not occur. Lastly, ABN AMRO expects to reclassify EUR 36 million of net gains (losses) from equity to earnings during the next twelve months.

  (g)
  Mortgage Servicing Rights

        The reconciling difference of EUR 97 million from Dutch GAAP to U.S. GAAP relates mainly to a difference in the charge to the impairment reserve for servicing rights required under Dutch GAAP as compared to U.S. GAAP. The impairment reserve required under U.S. GAAP is higher than under Dutch GAAP due to the different basis for determining the carrying amount of servicing rights under SFAS 133. Also included in the EUR 97 million is a difference arising from the amortisation of servicing rights. Under U.S. GAAP the amortisation to earnings includes amortisation of the SFAS 133 basis adjustment in addition to amortisation of the initial costs of servicing rights. Under Dutch GAAP, the amortisation to earnings includes amortisation of deferred derivative gains and losses realised subsequent to January 1, 2001, which are not included in the amortisation to earnings for U.S. GAAP.

  (h)
  Sale of Participation

        The reconciling loss of EUR 57 million is due to the book value of participations on sale, including components of other comprehensive income, being determined on a different basis under Dutch GAAP as compared with U.S. GAAP.

  (i)
  Deferred Tax

        In accordance with SFAS 109, the components of the net U.S. GAAP deferred tax liability are as follows:

	2001	2000
	(In Millions of EUR)
Deferred tax liabilities
Investment Securities	371	316
Property	302	317
Post-employment benefits	92	108
Derivatives	216	207
Leasing and other financing constructions	470	490
Servicing rights	463	383
Restructuring Charge		144
Other	930	813

Total deferred tax liabilities	2,844	2,778

Deferred tax assets
General allowance for loan losses(1)	744	710
Tax losses foreign entities	731	708
Restructuring charge	42	—
Tax credits	682	301
Specific allowances for loan losses	215	274
Other	590	425

Total deferred tax assets before valuation allowance	3,004	2,418
Less: valuation allowance	334	345

Deferred tax assets less valuation allowance	2,670	2,073

Total net deferred tax liability under U.S. GAAP(2)	174	705

(1)
This amount represents the tax effect of the gross up of the Fund for general banking risks which is considered to be a general allowance for loan losses for U.S. GAAP purposes.

(2)
Of which EUR 369 million (2000: EUR (374) million) is a consequence of differences between Dutch GAAP and U.S. GAAP.

        ABN AMRO considers a significant portion of its approximately EUR 4.5 billion in distributable invested capital to be permanently invested. If such capital were distributed no foreign taxes would be required to be paid on such earnings. The estimated impact of foreign withholding tax is EUR 135 million.

  (j)
  Impairment of loans

        SFAS 114 requires loans to be measured for impairment when it is probable that principal and/or interest will not be collected in accordance with the contractual terms of the loan agreement. Total impaired loans of ABN AMRO are those reported as doubtful loans and amounted to EUR 8,601 million at December 31, 2001 (2000: EUR 7,863 million). Total impaired loans averaged EUR

7,722 million and EUR 8,232 million during 2000 and 2001, respectively. Of the total doubtful loans of EUR 8,601 million at December 31, 2001, EUR 6,322 million (2000: EUR 5,863 million) have aggregate specific allowances for loan losses of EUR 4,500 million (2000: EUR 4,195 million) and EUR 2,279 million (2000: EUR 2,000 million) have no specific allowances for loan losses. Doubtful loans included accruing loans (loans on which ABN AMRO continues to charge interest which is included in interest revenue) of EUR 2,742 million at December 31, 2001 (2000: EUR 2,741 million). Having compared the value of the impaired loans calculated in accordance with SFAS 114 with the carrying value under Dutch GAAP, no adjustments were required. Net interest revenue recognized in 2001 on impaired loans amounted to EUR 216 million (2000: EUR 255 million), and interest revenue not recognized in 2001 on impaired loans amounted to EUR 311 million (2000: EUR 308 million).

  (k)
  Accounting for Stock-Based Compensation

        SFAS 123, "Accounting for Stock-Based Compensation", establishes financial accounting and reporting standards for stock-based compensation plans. ABN AMRO elected to continue accounting for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion No. 25, as SFAS 123 permits. If ABN AMRO had based the cost of staff options granted in 2001 at the fair value of the options at the date of grant instead of the intrinsic value of the options, net profit and earnings per Ordinary Shares would have been EUR 66 million and EUR 0.04 lower respectively.

  (l)
  Accounting for Collateral and Securitisations and Transfers

        SFAS 140: "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". ABN AMRO considers the impact of accounting for securitisations and transfers under SFAS 140 to be insignificant to its financial position and net income. The book value of inventory under repurchase agreements where the counterparty has the ability to sell or repledge collateral amounts to EUR 13.4 billion. The fair value of collateral accepted that can be sold or repledged in connection with securities borrowing and reverse repurchase agreements amount to EUR 140 billion of which EUR 89 billion has been sold or repledged as of the balance sheet date.

  (m)
  Consolidated Balance Sheet and Income Statement Adjusted for U.S. GAAP

Consolidated Balance Sheet before Profit Appropriation including Significant U.S. GAAP Adjustments

	2001	2000
	(In Millions of EUR)
Assets
Cash	17,932	6,456
Short-dated government paper	12,296	11,199
Banks	49,619	48,581
Professional securities transactions	71,055	58,842
Loans	278,775	264,619
Less: Allowance for credit losses	(6,625)	(6,224)

Net Loans	272,150	258,395
Interest-bearing securities	123,865	108,334
Shares	16,794	21,094
Participating interests	2,420	2,026
Property and equipment	7,392	7,002
Goodwill and other acquired intangible assets	8,801	6,492
Other assets	21,344	15,797
Prepayments and accrued interest	11,188	11,917

	614,856	556,135

Liabilities
Banks	107,843	101,510
Professional securities transactions	54,578	43,020
Total customer accounts	257,786	236,529
Debt securities	72,495	60,283
Other liabilities	55,825	48,770
Accruals and deferred income	11,534	14,081
Provisions	13,100	13,028

	573,161	517,221
Subordinated debt	16,283	13,405
Minority interests	1,722	2,598
Guaranteed preferred beneficial interest in subsidiaries(1)	2,834	2,689
Shareholders' equity	20,856	20,222

Total liabilities and shareholders equity	614,856	556,135

(1)
Guaranteed preferred beneficial interest in subsidiaries represents the 7.5% Noncumulative Guaranteed Trust Preferred Securities and the 7.125% Noncumulative Guaranteed Trust Preferred Securities (the "Trust Preferred Securities") issued respectively by ABN AMRO Capital Funding Trust I and ABN AMRO Capital Funding Trust II (the "Trusts"), indirect wholly-owned subsidiaries of ABN AMRO Holding. The sole assets of the Trusts are Noncumulative Guaranteed Class B Preferred Securities (the "Class B Preferred Securities") of ABN AMRO Capital Funding LLC I and ABN AMRO Capital Funding LLC II, indirect wholly-owned subsidiaries of ABN AMRO Holding, and the maturities and interest on the Class B Preferred Securities match those of the Trust Preferred Securities. The Trust Preferred Securities and the Class B Preferred Securities pay interest quarterly in arrears and are redeemable only upon the occurrence of certain events specified in the documents governing the terms of those securities. Subject to limited exceptions, the earliest date that the Class B Preferred Securities can be redeemed is September 30, 2003 with respect to ABN AMRO Capital Funding Trust I and April 1, 2004 with respect ABN AMRO Capital Funding Trust II. The Trust Preferred Securities and the Class B Preferred Securities are each subject to a full and unconditional guarantee of ABN AMRO Holding. In terms of dividend and liquidation rights, the Trust Preferred Securities are comparable to ABN AMRO Holding preference shares.

Consolidated Income Statement including Significant U.S. GAAP Adjustments.

	2001	2000	1999
	(In Millions of EUR)
Revenue
Interest revenue	34,837	36,985	28,724
Interest expense	24,923	27,832	20,375
Net interest revenue	9,914	9,153	8,349
Provision for loan losses	1,426	585	633

Net interest revenue after provision for loan losses	8,488	8,568	7,716
Revenue from securities and participating interests	1,360	451	357
Commission revenue	5,793	6,529	4,947
Commission expense	579	649	492

Net commissions	5,214	5,880	4,455
Results from financial transactions	1,501	1,812	921
Net gains from available for sales securities	281	152	386
Other revenue	1,426	1,165	654

Total non interest revenue	9,782	9,460	6,773

Total revenue	18,270	18,028	14,489

Expenses
Staff costs	7,875	7,664	5,872
Other administrative expenses	6,261	4,777	3,953

Administrative expenses	14,136	12,441	9,825
Depreciation	945	920	787
Amortization of goodwill	1,112	422	343

Operating expenses	16,193	13,783	10,955
Operating profit before taxes	2,077	4,245	3,534
Taxes	479	1,371	1,223

Group profit after taxes	1,598	2,874	2,311
Minority interests	252	304	360

Net profit	1,346	2,570	1,951

  (n)
  Comprehensive Income

        Effective January 1, 1998, ABN AMRO adopted Statement 130 "Reporting Comprehensive Income", which establishes rules for the reporting and display of comprehensive income and its components. Its components and accumulated other comprehensive income amounts for the three-year period ended December 31, 2001 are summarized as follows:

	Currency Translation Adjustment	Unrealized Gains in Investment Portfolios	Cash Flow Hedges	Accumulated Other Comprehensive Income	Comprehensive Income
	(In Millions of EUR)
Balance December 31, 1998	(448)	1,020		572
Net Income					1,951
Currency translation adjustment (net of EUR 50 million tax expense)	409			409
Unrealized gains arising during the year (net of EUR 647 million tax credit)		(1,224)		(1,224)
Less: reclassification adjustment for gains realized in net income (net of EUR 135 million tax expense)		(251)		(251)
Other comprehensive income					(1,066)
Comprehensive income					885
Balance December 31, 1999	(39)	(455)		(494)
Net Income					2,570
Currency translation adjustment (net of EUR 31 million tax credit)	219			219
Unrealized gains arising during the year (net of EUR 331 million tax expense)		646		646
Less: reclassification adjustment for gains realized in net income (net of EUR 53 million tax expense)		(99)		(99)
Other comprehensive income					766
Comprehensive income					3,336
Balance December 31, 2000	180	92		272
Comprehensive Income					1,346
Currency translation adjustment (net of EUR 66 million tax credit)	(166)			(166)
Unrealized gains arising during the year (net of EUR 10 million tax credit)		(66)	71	5
Less: reclassification adjustment for gains realized in net income (net of EUR 100 million tax expense)	(69)	146	40	117
Cumulative effect of change in accounting principle (net of EUR 80 million tax credit)		269	(120)	149
Other comprehensive income					105
Comprehensive income					1,451
Balance December 31, 2001	(55)	441	(9)

  (o)
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

        The computation of basic and diluted EPS for the years ended December 31 are presented in the following table:

	2001	2000	1999
	(In Millions of EUR, Except Per Share Data)
Net profit	1,346	2,570	1,951
Dividends on Preference Shares	46	79	80

Net profit applicable to Ordinary Shares	1,300	2,491	1,871
Dividends on Convertible Preference Shares	1	1	2

Net profit adjusted for diluted computation	1,301	2,492	1,873
Weighted-Average Ordinary Shares Outstanding	1,515.2	1,482.6	1,451.6
Dilutive Effect of Staff Options	1.8	6.6	4.1
Convertible Preference Shares	2.7	3.2	5.7
Performance share plan	2.9

Adjusted Diluted Computation	1,522.7	1,492.4	1,461.4
Basic Earnings Per Share	0.86	1.68	1.29
Diluted Earnings Per Share	0.85	1.67	1.28

46    Company balance sheet at December 31, 2001 after profit appropriation

	2001	2000
	(In Millions of EUR)
Assets
Banks(a)	543	1,335
Interest-earning securities(b)	10	19
Participating interests in group companies(c)	11,153	11,874
Other assets(d)	664	728
Prepayments and accrued income(e)	82	71

	12,452	14,027

Liabilities
Deposits and other client accounts	10	19
Other liabilities(d)	363	457
Accruals and deferred income(e)		13

	373	489
Subordinated debt	292	1,015
Share capital	1,677	1,676
Share premium account	2,504	2,517
Revaluation reserves	355	300
Reserves prescribed by law and articles of association	258	208
Other reserves	6,993	7,822

Shareholders' equity	11,787	12,523
Own capital	12,079	13,538

	12,452	14,027

  Company income statement for 2001

	2001	2000	1999
	(In Millions of EUR)
Profits of participating interests after taxes	3,218	2,494	2,566
Other profit after taxes	12	4	4

Net profit	3,230	2,498	2,570

Drawn up in accordance with section 2:402 of The Netherlands Civil Code.

Letters stated against items refer to the notes.

Notes to the company balance sheet and income statement

(all amounts are in millions of EUR)

(a)    Banks

        This item includes call loans to and other interbank relations with group companies. None of this exposure is subordinated (2000: EUR 738 million). An amount of EUR 227 million is due for redemption in 2002.

(b)    Interest-earning securities

        The amount included in this item represents securitised receivables, such as commercial paper.

(c)    Participating interests in group companies

        Dividends payable by ABN AMRO Bank N.V to ABN AMRO Holding N.V. amounted to EUR 664 million (2000: EUR 728 million). Dividends received by ABN AMRO Bank N.V. from subsidiaries amounted to EUR 552 million (2000: EUR 475 million).

	2001	2000	1999
	(In Millions of EUR)
Development:
Opening balance	11,874	11,481	10,233
Movements (net)	(721)	393	1,248

Closing balance	11,153	11,874	11,481

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

(f)    Share capital and reserves

        For details refer to note 16.

(g)
Guarantees

        ABN AMRO Holding N.V. guarantees all liabilities of ABN AMRO Bank N.V.

Amsterdam, March 22, 2002

Supervisory Board	Managing Board
A.A. Loudon	R.W.J. Groenink
H.B. van Liemt	W.G. Jiskoot
W. Overmars	T. de Swaan
W. Dik	J. Ch. L. Kuiper
S. Keehn	C.H.A. Collee
C.H. van der Hoeven	S.A. Lires Rial
M.C. van Veen	H.Y. Scott-Barrett
A. Burgmans
D.R.J. Baron de Rothschild
Mrs. L.S. Groenman
Mrs. T.A. Maas-de Brouwer
P.J. Kalff

47    Major subsidiaries and participating interests

  (unless otherwise stated, the bank's interest is 100% or almost 100%, as of March 22, 2002)

  ABN AMRO Bank N.V., Amsterdam

  Netherlands

  AAGUS Financial Services Group N.V., Amersfoort (67%)
  AA Interfinance B.V., Amsterdam
  ABN AMRO Bouwfonds N.V., Hoevelaken (voting right 50%, equity participation 98%)
  ABN AMRO Lease Holding N.V., Almere
  ABN AMRO Levensverzekering N.V., Zwolle
  ABN AMRO Participaties B.V., Amsterdam
  ABN AMRO Projectontwikkeling B.V., Amsterdam
  ABN AMRO Schadeverzekeringen N.V., Zwolle
  Amstel Lease Maatschappij N.V., Utrecht
  ABN AMRO Trustcompany (Nederland) B.V., Amsterdam
  ABN AMRO Verzekeringen B.V., Zwolle
  Consultas N.V., Zwolle
  Dishcovery Catering B.V., Amsterdam
  Dishcovery Horea Expl. Mij. B.V., Amsterdam
  Hollandsche Bank-Unie N.V., Rotterdam
  IFN Group B.V., Rotterdam
  Nachenius, Tjeenk & Co. N.V., Amsterdam
  Solveon Incasso B.V., Utrecht
  Stater N.V., Hoevelaken (60% ABN AMRO Bank N.V., 40% ABN AMRO Bouwfonds N.V.)

  Abroad

  Europe

  ABN AMRO Asset Management Ltd., London
  ABN AMRO Asset Management (Czech) a.s., Brno
  ABN AMRO Asset Management (Deutschland) A.G., Frankfurt am Main
  ABN AMRO Bank (Moscow), Moscow
  ABN AMRO Bank (Deutschland) A.G., Frankfurt am Main
  ABN AMRO Bank (Luxembourg) S.A., Luxembourg
  ABN AMRO Bank (Polska) S.A., Warsaw
  ABN AMRO Bank (Romania) S.A., Bukarest
  ABN AMRO Bank (Schweiz) A.G., Zurich
  ABN AMRO Corporate Finance Ltd., London
  ABN AMRO Corporate Finance (Ireland) Ltd., Dublin
  ABN AMRO Development Capital (UK) Ltd., London
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
          Banque de Neuflize, Schlumberger, Mallet S.A., Paris
          Banque Odier Bungener Courvoisier, Paris
  ABN AMRO Futures Ltd., London
  ABN AMRO International Financial Services Company, Dublin
  ABN AMRO Investment Funds S.A., Luxembourg
  ABN AMRO Leasing (Hellas) S.A., Athens
  ABN AMRO Portföy Yönetímí A.S., Istanbul
  ABN AMRO Securities (Polska) S.A., Warsaw
  ABN AMRO Stockbrokers (Ireland) Ltd., Dublin
  ABN AMRO Trust Company (Jersey) Ltd., St.Helier
  ABN AMRO Trust Company (Luxembourg) S.A., Luxembourg
  ABN AMRO Trust Company (Suisse) S.A., Geneva
  Alfred Berg Holding A/B, Stockholm
  Antonveneta ABN AMRO Societa di Gestione del Risparmio SpA, Milan (50%)
  Banca di Roma, Rome (10%)
  Banque Finaref ABN AMRO, Paris (49%)
  CM Capital Markets Brokerage S.A., Madrid (45%)
  Kereskedelmi és Hitelbank Rt., Budapest (40%)

  Africa

  ABN AMRO Delta Asset Management (Egypt), Cairo (59%)
  ABN AMRO Delta Securities (Egypt), Cairo (59%)

  Middle East

  Saudi Hollandi Bank, Riyadh (40%)

  Rest of Asia

  ABN AMRO Asia Ltd., Hong Kong
  ABN AMRO Asia Corporate Finance Ltd., Hong Kong

  ABN AMRO Asia Futures Ltd., Hong Kong
  ABN AMRO Asia Securities Plc., Bangkok (40%)
  ABN AMRO Asset Management (Asia) Ltd., Hong Kong
  ABN AMRO Asset Management (Japan) Ltd., Tokyo
  ABN AMRO Asset Management (Singapore) Ltd., Singapore
  ABN AMRO Asset Management (Taiwan) Ltd., Taipei
  ABN AMRO Bank Berhad, Kuala Lumpur
  ABN AMRO Bank (Kazakstan) Ltd., Almaty (51%)
  ABN AMRO Bank N.B., Uzbekistan A.O., Tashkent (50%)
  ABN AMRO Management Services (Hong Kong) Ltd., Hong Kong
  ABN AMRO Savings Bank, Manila
  ABN AMRO Securities (India) Private Ltd., Bombay (75%)
  ABN AMRO Securities (Far East) Ltd., Hong Kong
  ABN AMRO Securities (Japan) Ltd., Tokyo
  Bank of Asia, Bangkok (79%)
  PT ABN AMRO Finance Indonesia, Jakarta (85%)

  Australia

  ABN AMRO Asset Management (Australia) Ltd., Sydney
  ABN AMRO Australia Ltd., Sydney
  ABN AMRO Capital Markets (Australia) Ltd., Sydney
  ABN AMRO Corporate Finance Australia Ltd., Sydney
  ABN AMRO Equities Australia Ltd., Sydney

  New Zealand

  ABN AMRO New Zealand Ltd., Auckland
  ABN AMRO Equities NZ Ltd., Auckland

  North America

  ABN AMRO Bank Canada, Toronto
  ABN AMRO Bank (Mexico) S.A., Mexico City
  ABN AMRO North America Holding Company, Chicago
  (holding company, voting right 100%, equity participation 60.8%)
          LaSalle Bank N.A., Chicago
          Standard Federal Bank N.A. Troy
  ABN AMRO WCS Holding Company, Chicago
  ABN AMRO Inc., Chicago
          ABN AMRO Sage Corporation, Chicago
          ABN AMRO Securities LLC, New York
  ABN AMRO Asset Management Holdings, Inc., Chicago
  Montag & Caldwell, Inc., Atlanta

  Latin America and the Caribbean

  ABN AMRO Asset Management Ltda., São Paulo
  ABN AMRO Bank Asset Management (Curaçao) N.V., Willemstad
  ABN AMRO Bank (Chile) S.A., Santiago de Chile
  ABN AMRO Bank (Colombia) S.A., Bogota
  ABN AMRO (Chile) Seguros Generales S.A., Santiago de Chile
  ABN AMRO (Chile) Seguros de Vida S.A., Santiago de Chile

  ABN AMRO Securities (Argentina) Sociedad de Bolsa S.A., Buenos Aires
  ABN AMRO Trust Company (Curaçao) N.V., Willemstad
  Banco do Estado da Paraiba S.A., João Pessoa
  Banco do Estado de Pernambuco S.A., Recife (96.6%)
  Banco ABN AMRO Real S.A., São Paulo and João Pessoa (96.6%)
  Real Paraguaya de Seguros S.A., Asuncion
  Real Previdência e Seguros S.A., São Paulo
  Real Seguros S.A., Bogota
  Real Uruguaya de Seguros S.A., Montevideo

        For the investments of ABN AMRO Lease Holding N.V. and ABN AMRO Bouwfonds N.V., the reader is referred to the separate annual reports published by these companies.

        The list of participating interests for which statements of liability have been issued has been filed at the Amsterdam Chamber of Commerce.

48    Post balance sheet events

        There are no post balance sheet events.

49    Stipulations of the articles of association with respect to profit appropriation

        Profit is appropriated in accordance with article 38 of the articles of association. The main stipulations with respect to classes and series of shares currently in issue are as follows:

  •
  The holder of the priority share will be paid a dividend of EUR 0.13, representing 5.55% of the face value (article 38.2.a.).

  •
  The holders of preference shares will receive a dividend of EUR 0.12432 per share, representing 5.55% of the face value. As of January 1, 2011, and every ten years thereafter, the dividend will be adjusted in line with the average redemption yield on the five longest-dated government loans, plus an increment of no less than 0.25 percentage point and no more than one percentage point (article 38.2.b.2.).

  •
  The holders of convertible preference shares will receive a dividend of EUR 1.71529 per share, representing 6% of the amount paid on each share. As of January 1, 2004, and every ten years thereafter, the dividend on shares not converted by October 31, 2003 will be adjusted in line with the redemption yield on government loans with an original or remaining term to maturity of nine to ten years, plus an increment or less a reduction of no more than one percentage point (article 38.2.b.4. and b.3.). No profit distributions will be made to holders of preference shares and convertible preference shares in excess of the maxima defined above (article 38.2.b.6.).

  •
  From the profit remaining after these distributions, such appropriations will be made to reserves as may be determined by the Managing Board with the approval of the Supervisory Board (article 38.2.c.).

  •
  The balance then remaining will be paid out as Ordinary Share dividend (article 38.2.d.).

  •
  The Managing Board can make the Ordinary Share dividend payable, at the shareholders' option, either in cash or entirely or partly in the form of ordinary or preference shares (article 38.3.).

50    Stipulations of the articles of association with respect to shares

        Each Ordinary Share of EUR 0.56 face value in the capital of ABN AMRO Holding N.V. entitles the holder to cast one vote. The other shares in the capital have a face value of EUR 2.24 and are entitled to four votes. Subject to certain exceptions provided for by law or in the articles of association, resolutions are passed by an absolute majority of the votes cast.

        However, one Ordinary Share requires a significantly larger investment than one preference share. This is related to the stock market price. To compensate for this difference, under normal circumstances1 holders of depositary receipts for preference shares will have the opportunity to acquire voting rights in the meeting of shareholders by proxy in proportion to the economic value of a preference share against that of an Ordinary Share. The number of votes obtainable in this way is calculated using the following formula: total stock market value of depositary receipts held divided by the Ordinary Share price. The Stichting Administratiekantoor ABN AMRO Holding (the "Foundation") will exercise the voting rights in respect of preference shares for which no proxies have been issued, again according to their economic value.

        The Executive Committee of the Foundation will decide separately for each meeting of shareholders whether to make voting proxies available. If the Foundation believes that extraordinary circumstances2 prevail, it may choose not to issue voting proxies or to withdraw proxies issued earlier.

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

        Given the numbers of the Supervisory Board and the Managing Board, being 12 and 7 respectively as per March 2002, the two Boards in their capacity of Executive Committee of the Stichting Prioriteit ABN AMRO Holding are of opinion that the requirement referred to in article C.10 of Appendix X to the Listing and Issuing Rules of Amsterdam Euronext N.V. has been satisfied. This means that Managing Board members do not control a majority of the votes to be cast at the Executive Committee's meetings.

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

        (a)    Proposed profit appropriation

        Appropriation of net profit pursuant to article 38.2 and 38.3 of the articles of association

	2001	2000	1999
	(in millions of euros)
Dividends on preference shares	45	78	78
Dividends on convertible preference shares	1	1	2
Addition to reserves	1,810	1,074	1,320
Dividends on Ordinary Shares	1,374	1,345	1,170

	3,230	2,498	2,570

1
Normal circumstances shall be understood to mean a situation where the independence and/or continuity of ABN AMRO Holding N.V. is not threatened.

2
Extraordinary circumstances shall be understood to mean a situation where the independence and/or continuity of ABN AMRO Holding N.V. or its related companies is threatened. Examples include a public offer for the bank's shares or an imminent offer, or the existence of a substantial interest in the bank's capital without the approval of the Managing Board and the Supervisory Board.