Form 20-F
period 2002-12-31
ABN AMRO HOLDING N V; ABN AMRO BANK NV
filed 2003-03-28
CIK 1038727, 897878

TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on March 28, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
|_|	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
|X|	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002
OR
|_|	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file numbers 1-14624, 5-52647

ABN AMRO HOLDING N.V.
ABN AMRO BANK N.V.
(Exact name of registrants as specified in their charter)

THE NETHERLANDS
(Jurisdiction of incorporation or organization)

Gustav Mahlerlaan 10, 1082 PP Amsterdam
The Netherlands
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Ordinary Shares of ABN AMRO Holding N.V.(1)	New York Stock Exchange
American Depositary Shares, each representing one Ordinary Share of ABN AMRO Holding N.V.	New York Stock Exchange

(1)	Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

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

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding shares of ABN AMRO Holding N.V.’s classes of capital or common stock as of December 31, 2002, was:

Title of Class	Number of Shares Outstanding

Ordinary Shares (EUR 0.56)	1,585,603,519
Non-Cumulative Preference Shares (EUR 2.24)	362,503,010
Convertible Preference Shares (EUR 2.24)	521,303
Priority Share (EUR 2.24)	1

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes |X|	No |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 |_|	Item 18 |X|

The information contained in this report is incorporated by reference into Registration Statement Nos. 333-89136, 333-74436, 333-84044 and 333-81400.

TABLE OF CONTENTS

Certain Definitions

Presentation of Information

Cautionary Statement on Forward-Looking Statements

Exchange Rates

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Item 3.	KEY INFORMATION
A. Selected Financial Data
B. Capitalization and Indebtedness
C. Reason for the Offer and Use of Proceeds
D. Risk Factors

Item 4.	INFORMATION ON THE COMPANY
A. History and Development of the Company
B. Business Overview
C. Organizational Structure
D. Property, Plants and Equipment

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Critical Accounting Policies
A. Operating Results
B. Liquidity and Capital Resources
C. Research and Development, Patents and Licenses etc.
D. Trend Information
E. Off-Balance Sheet Arrangements

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
B. Compensation
C. Board Practices
D. Employees
E. Share Ownership

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
B. Related Party Transactions
C. Interests of Experts and Counsel

Item 8.	FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
B. Significant Changes

Item 9.	THE OFFER AND LISTING

Item 10.	ADDITIONAL INFORMATION
A. Share Capital
B. Memorandum and Articles of Association
C. Material Contracts
D. Exchange Controls
E. Taxation
F. Dividends and Paying Agents
G. Statement by Experts
H. Documents on Display
I. Subsidiary Information

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Item 13.	DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Item 15.	CONTROLS AND PROCEDURES

Item 16.	[Reserved]

Item 17.	FINANCIAL STATEMENTS

Item 18.	FINANCIAL STATEMENTS

Item 19.	EXHIBITS

SIGNATURES

CERTIFICATIONS

INDEX TO THE FINANCIAL STATEMENTS

CERTAIN DEFINITIONS

          As used herein, “Holding” means ABN AMRO Holding N.V. The terms “ABN AMRO,” “us,” “we,” “our company” or “the bank” refer to Holding and its consolidated subsidiaries. The “Bank” means ABN AMRO Bank N.V. and its consolidated subsidiaries.

          As used herein, “EUR” refers to euros, “NLG” refers to Dutch guilders and “USD” or “$” refers to U.S. dollars.

PRESENTATION OF INFORMATION

          Holding was incorporated under Dutch law on May 30, 1990. Holding owns all of the shares of the Bank, and itself has no material operations. Our Consolidated Financial Statements include the consolidated financial statements of the Bank, which itself had total assets of EUR 556.0 billion as of December 31, 2002.

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

          The financial information for periods prior to January 1, 1999 has been converted from Dutch guilders to euros using the Dutch guilder to euro fixed conversion rate determined as of December 31, 1998 by the participating countries of the European Monetary Union of 1 EUR = 2.20371 NLG.

          Certain figures in this document may not sum due to rounding. In addition, certain percentages in this document have been calculated using rounded figures.

Cautionary Statement on Forward-Looking Statements

          Certain statements included in this report are forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “intend”, “will”, “should”, “anticipate”, “Value-at-Risk”, or by the use of similar expressions or variations on such expressions, or by the discussion of strategy or objectives. Forward-looking statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements.

          In particular, this report includes forward-looking statements relating but not limited to management objectives, trends in results of operations, margins, costs, return on equity, and risk management, including our potential exposure to various types of market risk, such as interest rate risk, currency risk and equity risk. For example, certain of the market risk disclosures are dependent on choices about key model characteristics, assumptions and estimates, and are subject to various limitations. By their nature, certain market risk disclosures are only estimates and could be materially different from what actually occurs in the future.

          We have identified some of the risks inherent in forward-looking statements in “Item 3. Key Information—Risk Factors” in this report. Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements in this report include, but are not limited to:

•	general economic and business conditions in The Netherlands, the European Union, the United States, Brazil and other countries or territories in which we operate;

•	changes in applicable laws and regulations, including taxes;

•	the monetary, interest rate and other policies of central banks in The Netherlands, the European Union, the United States and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the euro-U.S. dollar rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

•	our ability to hedge certain risks economically;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

•	force majeure and other events beyond our control.

          Other factors could also adversely affect our results or the accuracy of forward-looking statements in this report, and you should not consider the factors discussed here or in “Item 3. Key Information—Risk Factors” to be a complete set of all potential risks or uncertainties.

          The forward-looking statements made in this report speak only as of the date of this report. We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report, and we do not assume any responsibility to do so.

Exchange Rates

          The following table shows, for the years and months indicated, certain information regarding the Noon Buying Rate in the City of New York for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York expressed in euros per U.S. dollar. For 1998, the USD/EUR rate was derived by dividing the USD/NLG rate in those years by the Dutch guilder to euro fixed conversion rate of NLG 2.20371 per euro.

Period	At Period End(1)	Average Rate(2)	High	Low

	(Value of 1 USD in euro)
1998	0.85	0.90	0.95	0.82
1999	0.99	0.93	0.99	0.86
2000	1.06	1.09	1.20	0.97
2001	1.12	1.12	1.19	1.05
2002	0.95	1.06	1.16	0.95
September 2002	1.01	1.02	1.03	1.00
October 2002	1.01	1.02	1.03	1.01
November 2002	1.01	1.00	1.01	0.99
December 2002	0.95	0.98	1.01	0.95
January 2003	0.93	0.94	0.97	0.92
February 2003	0.93	0.93	0.93	0.92
March 2003 (through March 24)	0.94	0.93	0.95	0.90

(1)	The period-end rate is the Noon Buying Rate announced on the last day of the period.

(2)	The average rate for each yearly period is the average of the Noon Buying Rates on the last day of each month during the year. The average rate for each monthly period is the average of the Noon Buying Rates of each day of the month.

          The Noon Buying Rate on March 24, 2003, the latest practicable date, was 1 USD = EUR 0.9395.

          These rates are provided solely for your convenience and are not necessarily the rates used by us in preparation of our Consolidated Financial Statements or in financial data included elsewhere in this report, such as the unaudited translation into U.S. dollars of the figures as of or for the year ended December 31, 2002 provided for your convenience.

          We do not make any representation that amounts in U.S. dollars have been, could have been, or could be converted into euros at any of the above rates.

          A significant portion of our assets and liabilities are denominated in currencies other than the euro. Accordingly, fluctuations in the value of the euro relative to other currencies, such as the U.S. dollar, can have an effect on our financial performance. See “Item 5. Operating and Financial Review and Prospects”. In addition, changes in the exchange rate between the euro and the U.S. dollar are reflected in the U.S. dollar equivalent to the price of the Ordinary Shares on the Euronext Amsterdam and, as a result, affect the market price of Holding’s American Depositary Shares, or ADSs, on the New York Stock Exchange. Cash dividends are paid by Holding in respect of Ordinary Shares in euros, and exchange rate fluctuations will affect the U.S. dollar amounts of the cash dividends received by holders of ADSs on conversion by JPMorgan Chase Bank of New York, the Depositary for the ADSs.

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

          Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

          The selected financial data set forth below have been derived from our audited consolidated financial statements for the periods indicated. Our consolidated financial statements for each of the five years ended December 31, 2002, 2001, 2000, 1999 and 1998 have been audited by Ernst & Young Accountants, independent auditors. The selected financial data is only a summary and should be read in conjunction with and are qualified by reference to the Consolidated Financial Statements and notes thereto for 2002, 2001 and 2000 included elsewhere in this Report and the information provided in “Item 5. Operating and Financial Review and Prospects”.

          Our financial statements have been prepared in accordance with Dutch GAAP, which varies in certain respects from U.S. GAAP. For a discussion of the significant differences and a reconciliation of certain Dutch GAAP amounts to U.S. GAAP, see Note 45 to the Consolidated Financial Statements. For selected financial data in accordance with U.S. GAAP, see “—Selected Financial Data in Accordance with U.S. GAAP”.

Selected Consolidated Income Statement Data

	For the Year Ended December 31,

	2002(1)	2002	2001	2000	1999	1998(2)

	(In Millions of USD)		(In Millions of EUR Except Per Share Data)
Net interest revenue	9,355	9,845	10,090	9,404	8,687	7,198
Net commissions	4,408	4,639	5,214	5,880	4,455	3,388
Results from financial transactions	1,403	1,477	1,552	1,569	1,374	1,153
Other revenue	2,204	2,319	1,978	1,616	1,011	799

Total revenue	17,370	18,280	18,834	18,469	15,527	12,538
Operating expenses	12,185	12,823	13,771	13,202	10,609	8,704
Provision for loan losses	1,611	1,695	1,426	617	653	941
(Release from)/Addition to Fund for general banking risks	-	-	-	(32)	(20)	(101)
Operating profit before taxes	3,528	3,713	3,613	4,725	4,250	2,897
Net profit	2,097	2,207	3,230	2,498	2,570	1,828
Net profit attributable to Ordinary Shares	2,053	2,161	3,184	2,419	2,490	1,747
Dividends on Ordinary Shares	1,384	1,462	1,374	1,345	1,170	825
Per Share Financial Data
Average number of Ordinary Shares outstanding (in millions)	-	1,559.3	1,515.2	1,482.6	1,451.6	1,422.1
Net profit per Ordinary Share (in EUR)(3)	-	1.39	2.10	1.63	1.72	1.23
Fully diluted net profit per Ordinary Share (in EUR)(3)	-	1.38	2.09	1.62	1.71	1.22
Dividend per Ordinary Share (in EUR)(3)	-	0.90	0.90	0.90	0.80	0.58
Net profit per ADS (in USD)(3)(4)	-	1.48	1.87	1.50	1.82	1.37
Dividend per ADS (in USD)(3)(5)	-	0.92	0.80	0.78	0.79	0.67

(1)	Amounts in this column are unaudited. Solely for your convenience, euro amounts have been translated into U.S. dollars at an exchange rate of 1 USD = EUR 1.05655, which is the rate equal to the average of the month-end rates for 2002.

(2)	We have restated in euros the amounts we originally reported in Dutch guilders (NLG), using the fixed conversion rate of NLG 2.20371 per euro.

(3)	Adjusted for increases in share capital, as applicable. See Note 40 to the Consolidated Financial Statements for a description of the computation of earnings per ordinary share.

(4)	This item has been translated into U.S. dollars at the rate equal to the average of the month-end rates for the applicable year.

(5)	Solely for your convenience, this item has been translated into U.S. dollars at the applicable rate on the date of payment, other than for the 2002 final dividend, which has been translated into U.S. dollars at the March 24, 2003 exchange rate of 1 USD=EUR 0.9395, the latest practicable date for which information is available.

Selected Consolidated Balance Sheet Data

	At December 31,

	2002(1)	2002	2001	2000	1999	1998(2)

	(In Millions of USD)		(In Millions of EUR Except Per Share Data)
Assets
Banks	43,989	41,924	49,619	48,581	47,201	60,894
Loans	326,215	310,903	345,330	319,266	259,723	220,512
Interest-bearing securities	148,463	141,494	123,365	108,053	92,583	106,067
Total assets	583,402	556,018	597,363	543,169	457,884	432,083
Liabilities
Banks	100,606	95,884	107,843	101,510	80,990	104,898
Total customer accounts	303,717	289,461	312,364	279,549	229,992	205,554
Debt securities	74,716	71,209	72,495	60,283	54,228	37,947
Capitalization
Fund for general banking risks	1,317	1,255	1,381	1,319	1,232	1,140
Shareholders’ equity	11,312	10,781	11,787	12,523	11,987	10,723
Minority interests	3,998	3,810	4,556	5,287	4,945	3,530
Subordinated debt	14,981	14,278	16,283	13,405	10,717	8,980

Group capital	31,608	30,124	34,007	32,534	28,881	24,373
Per Share Financial Data
Ordinary Shares outstanding (in millions)	-	1,585.6	1,535.5	1,500.4	1,465.5	1,438.1
Shareholders’ equity per Ordinary Share (in EUR)	-	6.28	7.13	7.78	7.59	6.85
Shareholders’ equity per ADS (in USD)(3)	-	6.59	6.29	7.23	7.63	8.01

(1)	Amounts in this column are unaudited. Solely for your convenience, euro amounts have been translated into U.S. dollars at an exchange rate of 1 USD = EUR 0.95306, the exchange rate on December 31, 2002.

(2)	We have restated in euros the amounts we originally reported in Dutch guilders (NLG), using the fixed conversion rate of NLG 2.20371 per euro.

(3)	This item has been translated into U.S. dollars at the applicable year-end rate.

Selected Ratios

	At or For the Year EndedDecember 31,

	2002	2001	2000	1999	1998

			(In Percentages)
Profitability Ratios
Net interest margin(1)	1.8	1.8	1.7	2.1	1.7
Non-interest revenue to total revenue	46.1	46.4	49.1	44.1	42.6
Efficiency ratio(2)	70.1	73.1	71.5	68.3	69.4
Return on average total assets(3)	0.39	0.36	0.51	0.56	0.41
Return on average Ordinary Shareholders’ equity(4)	22.6	20.5	26.5	23.7	16.9
Capital Ratios
Average Ordinary Shareholders equity on average total assets	1.69	1.75	2.08	2.43	2.71
Dividend payout ratio(5)	64.7	42.9	55.2	46.5	46.9
Tier 1 capital ratio(6)	7.48	7.03	7.20	7.20	6.94
Total capital ratio(6)	11.54	10.91	10.39	10.86	10.48
Credit Quality Ratios
Specific provision for loan losses (net) to private sector loans (gross)(7)(8)(9)	0.67	0.51	0.33	0.32	0.35
Non-performing loans to private sector loans (gross)(8)(10)	2.44	2.21	2.05	2.26	2.39
Specific allowance for loan losses to private sector loans (gross)(8)(11)	1.64	1.70	1.68	2.11	2.25
Specific allowance for loan losses to non-performing loans (gross)(11)	67.3	76.8	81.9	93.0	93.9
Write offs to private sector loans (gross)(8)	0.68	0.44	0.63	0.36	0.29
Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits(12)	1.82	1.95	1.76	2.09	1.96
Including interest on deposits(12)	1.19	1.18	1.14	1.21	1.16

(1)	Net interest revenue as a percentage of average interest earning assets.

(2)	Operating expenses as a percentage of net interest revenue and total non-interest revenue.

(3)	Net profit as a percentage of average total assets. Excludes extraordinary items in 2002, 2001 and 2000. Including such extraordinary items, the return on average total assets was 0.36 in 2002, 0.50 in 2001 and 0.42 in 2000.

(4)	Net profit attributable to Ordinary Shares as a percentage of average ordinary shareholders’ equity. Excludes extraordinary items in 2002, 2001 and 2000. Including such extraordinary items, the return on average Ordinary Shares was 20.7 in 2002, 28.1 in 2001 and 21.2 in 2000.

(5)	Dividend per Ordinary Share as a percentage of net profit per Ordinary Share. Includes extraordinary items in 2002, 2001 and 2000. Excluding such extraordinary items, the dividend payout ratio was 59.2 in 2002, 58.8 in 2001 and 44.1 in 2000.

(6)	Tier 1 capital and total capital as a percentage of risk-weighted assets under BIS guidelines. For more information on our capital ratios, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

(7)	Excludes specific provision for sovereign risk.

(8)	Excludes professional securities transactions.

(9)	Excludes additions to and releases from the fund for general banking risks.

(10)	Non-performing loans are non-accrual loans and non-performing loans for which interest has been suspended. For more information on non-performing loans see "Item 5. Operating and Financial Review and Prospects—Selected Statistical Information—Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses—Non-performing Loans".

(11)	Excludes the amount of the fund for general banking risks.

(12)	Deposits include banks and total customer accounts.

Selected Financial Data in Accordance with U.S. GAAP

	At or For the Year Ended December 31,

	2002(1)	2002	2001	2000

	(In Millions of USD)	(In Millions of EUR Except Per Share Data)

Income Statement Data
Net interest revenue	7,457	7,879	8,488	8,568
Non-interest revenue	9,519	10,057	9,782	9,460
Total revenue	16,976	17,936	18,270	18,028
Pre tax profit	3,512	3,711	2,077	4,245
Net profit	1,997	2,110	1,346	2,570
Balance Sheet Data
Shareholders’ equity	19,949	19,013	20,856	20,222
Minority interests	3,998	3,810	4,556	5,287
Total assets	590,181	562,478	614,856	556,135
Share Information
Basic earnings per Ordinary Share (in EUR)	-	1.32	0.86	1.68
Diluted earnings per Ordinary Share (in EUR)	-	1.32	0.85	1.67
Basic earnings per ADS (in USD)(2)	-	1.25	0.77	1.55
Shareholders’ equity per Ordinary Share (in EUR)	-	11.47	13.04	12.92
Shareholders’ equity per ADS (in USD)(3)	-	12.03	11.50	12.01

(1)	Amounts in this column are unaudited. Solely for your convenience, euro amounts have been translated into U.S. dollars for income statement items at an exchange rate of 1 USD = EUR 1.05655, the rate equal to the average of the month-end rates for 2002, and for balance sheet items at an exchange rate of 1 USD = EUR 0.95306, the exchange rate on December 31, 2002.

(2)	This item has been translated into U.S. dollars at the rate equal to the average of the month-end rates for the applicable year.

(3)	This item has been translated into U.S. dollars at the applicable year-end rate.

Selected Ratios in Accordance with U.S. GAAP

	At or For the Year Ended December 31,

	2002	2001	2000

	(In Percentages)
Profitability Ratios
Net interest margin	1.5	1.7	1.7
Non-interest revenue to total revenue	56.1	53.5	52.5
Efficiency ratio (excluding goodwill amortization)	67.4	76.6	71.8
Return on average total assets	0.34	0.20	0.42
Return on average ordinary shareholders’ equity	10.8	6.6	13.6
Credit Quality Ratios
Provision for loan losses (net) to private sector loans (gross)(1)	0.67	0.51	0.31
Non-performing loans to private sector loans (gross)	2.44	2.21	2.05
Allowances for loan losses to private sector loans (gross)(2)	2.41	2.50	2.54
Allowances for loan losses to non-performing loans(2)	98.8	113.1	121.5
Write-offs to private sector loans (gross)	0.68	0.44	0.63
Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits(3)	1.89	1.45	1.85
Including interest on deposits(3)	1.21	1.08	1.15

(1)	Includes additions to/releases from the fund for general banking risks. See Note 45 to the Consolidated Financial Statements.

(2)	Includes the amount of the fund for general banking risks. See Note 45 to the Consolidated Financial Statements.

(3)	Deposits include banks and total customer accounts.

Dividends

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

          Holding has paid an interim and final dividend for each of the last five years. The following table sets forth dividends paid in respect of the Ordinary Shares for 1998 through 2002:

	2002(1)	2002	2001	2000	1999	1998

	(in USD)			(in EUR)
Interim dividend	0.47	0.45	0.45	0.40	0.30	0.28
Final dividend	0.47	0.45	0.45	0.50	0.50	0.30
Total dividend per Ordinary Share	0.94	0.90	0.90	0.90	0.80	0.58
Total dividends per share as a percentage of net profit per Ordinary Share	-	64.7%	42.9%	55.2%	46.5%	46.9%

(1)	For your convenience, this item has been translated into U.S. dollars at the applicable rate on the date of payment, other than for the 2002 final dividend, which has been translated into U.S. dollars at the exchange rate of 1 USD = EUR 0.95306, the exchange rate on December 31, 2002.

B. Capitalization and Indebtedness

          Not Applicable.

C. Reason for the Offer and Use of Proceeds

          Not Applicable.

D. Risk Factors

          Set forth below are certain risk factors that could materially adversely affect our future business, operating results or financial condition. You should carefully consider these risk factors and the other information in this document before making investment decisions involving our shares. Additional risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

     Our results can be adversely affected by general economic conditions and other business conditions

          Our results are affected by general economic and other business conditions. These conditions include changing economic cycles that affect demand for investment and banking products. Such cycles are influenced by global political events, such as terrorist acts, war and other hostilities as well as by market specific events, such as shifts in consumer confidence, industrial output, labour or social unrest and political uncertainty.

          Since the second half of 2000 the growth in the world’s major economies has slowed and stock markets around the world have experienced meaningful declines. These changing conditions have had an impact on our result.

          Our investment banking, securities trading and brokerage activities, and asset management and private banking services, as well as our investments in, and sales of products linked to, financial assets, particularly equity securities performance, were adversely impacted in 2002 by the weaker financial markets. A protracted decline or further steep declines in the stock or bond markets would further adversely affect these activities and investments.

          Our commercial and consumer banking business will also be affected by general economic and business conditions. During recessionary conditions, there may be less demand for loan products or certain customers may face financial problems. Interest rate rises may also impact the demand for mortgages and other loan products.

          The risk arising from the impact of the economy and business climate on the credit quality in the range of borrowers and counter-parties can affect the overall credit quality and the recoverability of loans and amounts due from counter-parties. In 2002 adverse changes in the credit quality of our borrowers and counter-parties have resulted in additional provisions for loan losses.

          For a discussion of how credit and market risk is managed see “Item 4. Information on the Company—Business Overview—Risk Management”.

     Changes in interest rate and foreign exchange rates may impact our results

          Fluctuations in interest rates and foreign exchange rates, particularly in our three home markets of The Netherlands, the United States and Brazil, also influence our performance. Since the second half of 2000 the U.S. Federal Reserve has significantly reduced interest rates while the European Central Bank and the Bank of England have eased rates more modestly. The Central Bank of Brazil has also experienced volatility in its interest rate development.

          The results of our banking operations are affected by our management of interest rate sensitivity. Interest rate sensitivity refers to the relationship between changes in market interest rates and changes in net interest income. The composition of our assets and liabilities, and any gap position resulting from the composition, causes the net interest income to vary with changes in interest rates. In addition, variations in interest rate sensitivity may exist within the re-pricing periods or between the different currencies in which we hold interest rate positions. A mismatch of interest-earning assets and interest-bearing liabilities in any given period may, in the event of changes in interest rates, have a material effect on the financial condition or result from operations of our business.

          We publish our consolidated financial statements in euros. When deemed affordable and necessary, and in order to mitigate the volatile impact of fluctuations in exchange rates and ensure consistent earnings streams, we hedge expected earnings, especially exposure to the U.S. dollar. However, fluctuations in exchange rates used to translate other currencies, particularly the Brazilian real, into euros, will impact our reported consolidated financial condition, results of operations and cash flows from year to year. For 2002, 32.8% of our revenues and 27.1% of our expenses were denominated in U.S. dollars and 10.1% of our revenues and 9.5% of our expenses were denominated in Brazilian real. Fluctuations in exchange rates will also impact the euro value of our investments and the return on our investments, as well as our obligations.

          For a discussion of how interest rate risk and foreign exchange rate fluctuation risk is managed see “Item 4. Information on the Company—Business Overview—Risk Management”.

     Our performance is subject to substantial competitive pressures that could adversely affect our results of operations

          There is substantial competition for the types of banking and other products and services that we provide in The Netherlands and the other regions in which we conduct large portions of our business, including the United States and Brazil. Such competition is affected by consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors. If we are unable to provide attractive product and service offerings that are profitable, we may lose market share or incur losses on some or all activities.

     Regulatory changes could adversely affect our business

          We are subject to banking and financial services laws and government regulation in each of the jurisdictions in which we conduct business. Regulatory agencies have broad administrative power over many aspects of the financial services business, which may include liquidity, capital adequacy and permitted investments, and marketing and selling practices. Banking and financial services laws, regulations and policies currently governing us and our subsidiaries may change at any time in ways which have an adverse effect on our business. Furthermore, we cannot predict the timing or form of any future regulatory initiatives. Changes in existing banking and financial services laws and regulations may materially affect the way in which we conduct our business, the products or services we may offer and the value of our assets.

     There is operational risk associated with our industry which, when realized, may have an adverse impact on our results

          We, like all financial institutions, are exposed to many types of operational risk, including the risk of fraud by employees or outsiders, unauthorized transactions by employees or operational errors, including clerical or record keeping errors or errors resulting from faulty computer or telecommunications systems. Given the high volume of transactions at ABN AMRO certain errors may be repeated or compounded before they are discovered and successfully rectified. In addition, our dependence upon automated systems to record and process its transactions volume may further increase the risk that technical system flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. Although ABN AMRO maintains a system of controls designed to keep operational risk at appropriate levels we have suffered losses from operational risk and there can be no assurance that we will not suffer losses from operational risks in the future.

          For a discussion of how operational risk is managed see “Item 4. Information on the Company—Business Overview—Risk Management”.

Our ownership structure, based under the laws of The Netherlands, has particular anti-takeover effects and restrictions on shareholder rights and, in addition, if you hold ADRs, you will not be able to exercise certain shareholder rights

          Our articles of association and the laws of The Netherlands may have anti-takeover effects and contain restrictions on shareholder rights that differ from U.S. practice. Among other things, our current articles of association provide that the members of the Managing and Supervisory Boards are appointed by the Supervisory Board. Furthermore, a resolution to amend the articles of association may only be adopted by the general meeting of shareholders following a proposal by the Managing Board and subject to the approval of the Supervisory Board, and following the approval of the holders of the priority share. The holders of the priority share also determine the size of the Managing and Supervisory Boards.

          We intend to implement a number of changes to the existing framework outlined in the preceding paragraph. The intended changes are designed to enhance shareholder influence. A definitive proposal with regard to the changes to our corporate governance model will be presented to the shareholders at the Annual General Meeting of Shareholders on April 29, 2003.

          For more information on the proposed changes, see “Item 4. Information on the Company—Business Overview—Corporate Governance” and “Item 10. Additional Information—Memorandum and Articles of Association—Proposal to Amend the Articles of Association”.

          In addition, while holders of depository receipts representing beneficial interests in the preference shares held by Stichting Administratie Kantoor ABN AMRO Holding, or Stichting are entitled to attend and speak at general meetings of shareholders, they have no voting rights, and Stichting will exercise the voting rights attached to the preference shares. In normal circumstances, certificate holders may obtain rights by proxy from the Stichting enabling them to vote at their own discretion at a general meeting of shareholders and Stichting shall limit the voting rights in respect of preference shares, for which no proxies have been issued to the equity participation of the preference shares in proportion to the value of the Ordinary Shares. Stichting has a broad discretion to vote the preference shares for which voting proxies have not been issued in a manner consistent with the interests of Holding, its business and all parties involved. The voting rights shall be linked to the equity participation of the depository receipts in proportion to the value of the Ordinary shares. In extraordinary circumstances, such as where the independence and/or continuity of Holding or its related companies is threatened, Stichting shall not take a decision to grant a proxy and granted proxies shall be withdrawn in accordance with its trust conditions. Examples of extraordinary circumstances include a public offer for our shares or an imminent offer, or the existence of a substantial interest in our capital without the approval of the Managing and Supervisory Boards.

          Calculated according to economic value of the preference shares against that of the Ordinary Shares, taking into account the present market value of both classes of shares, the total number of votes that could be cast on the preference shares is approximately 3% of our total issued capital. In extraordinary circumstances votes are cast on the basis of nominal issued share capital. Stichting holds preference shares representing 47.64% of the total capital outstanding on December 31, 2002. Accordingly, in extraordinary circumstances the outcome of the voting at a general meeting of shareholders will depend on the way that the Stichting votes.

          For more information on Stichting and the voting mechanism on the preference shares and depository receipts issued in respect thereof, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 10. Additional Information—Memorandum and Articles of Association—Share Capital—Preference Shares”.

          In addition, an ADR holder will not be treated as one of our shareholders and will not be able to exercise some shareholder rights. JPMorgan Chase Bank, as Depositary, will be the holder of our ordinary shares underlying the ADRs. An ADR holder will have those rights as set forth in the Deposit Agreement set forth between us, the Depository and the ADR holders. These rights are different from those of holders of our ordinary shares, including with respect to the receipt of information, the receipt of dividends or other distributions and the exercise of voting rights. In particular, an ADR holder must instruct JPMorgan Chase Bank to vote the ordinary shares underlying the ADRs. As a result it may be more difficult for you to exercise those rights. In addition, there are fees and expenses related to the issuance and cancellation of the ADRs.

          For a discussion of our ownership structure see “Item 10. Additional Information—Memorandum and Articles of Association”.

     You may have difficulty enforcing civil judgements against us

          Holding and the Bank are organized under the laws of The Netherlands and the members of its Supervisory Board, with one exception, and its Managing Board are residents of The Netherlands or other countries outside the United States. Although some of our affiliates, including the Bank, have substantial assets in the United States, substantially all of Holding’s assets and the assets of the members of the Supervisory Board and the Managing Board are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon Holding or these persons or to enforce against Holding or these persons in United States courts judgments of United States courts predicated upon the civil liability provisions of United States securities laws. The United States and The Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon United States federal securities laws, would not be enforceable in The Netherlands. However, if the party in whose favour such judgment is rendered brings a new suit in a competent court in The Netherlands, that party may submit to a Dutch court the final judgment which has been rendered in the United States. If the Dutch court finds that the jurisdiction of the federal or state court in the United States has been based on grounds that are internationally acceptable and that the final judgment concerned results from proceedings compatible with Dutch concepts of due process, to the extent that the Dutch court is of the opinion that reasonableness and fairness so require, the Dutch court would, in principle, under current practice, recognize the final judgment that has been rendered in the United States and generally grant the same claim without relitigation on the merits, unless the consequences of the recognition of such judgment contravene public policy in The Netherlands.

Item 4. INFORMATION ON THE COMPANY

Table of Contents for Item 4
A.	History and Development of the Company
B.	Business Overview
Overview
Corporate Governance
Strategy
Selected Recent Acquisitions and Dispositions
Strategic Business Units
Consumer & Commercial Clients Strategic Business Unit
Netherlands
North America
Brazil
Rest of the World
Wholesale Clients Strategic Business Unit
Private Clients & Asset Management Strategic Business Unit
Private Clients
Asset Management
Corporate Centre
LeasePlan Corporation
General
Competition
Employees
Risk Management
Risk Management Framework
Risk Governance Organizational Structure
Group Risk Management
Basel Framework
Credit Risk
Country Risk
Market Risk
Risk Aspects of Financial Derivatives
Operational Risk
Group Asset and Liability Management
Interest Rate Risk
Currency Risk
Liquidity Risk
Supervision and Regulation
Regulation in The Netherlands
Regulation in the European Union
Regulation in the United States
Regulation in the Rest of the World
C.	Organizational Structure
D.	Property, Plants and Equipment

A. History and Development of the Company

          Holding’s legal and commercial name is ABN AMRO Holding N.V.. The Bank’s legal and commercial name is ABN AMRO Bank N.V. Holding is a public limited liability company incorporated under Dutch law on May 30, 1990. The Bank is a public limited liability company incorporated under Dutch law. For more information in respect of the Bank, see “—Business Overview—Overview”. Holding and the Bank both have their registered offices in Amsterdam, The Netherlands.

B. Business Overview

     Overview

          We are a prominent international banking group offering a wide range of banking products and financial services on a global basis through our network of 3,446 offices and branches in 66 countries and territories as at year-end 2002. We are one of the largest banking groups in the world, with total consolidated assets of EUR 556.0 billion at December 31, 2002.

          We have three global Strategic Business Units, or SBUs: Consumer & Commercial Clients, Wholesale Clients and Private Clients & Asset Management. The Strategic Business Units have operations in 66 countries and territories and have the largest presence in our three “home markets”. We are the largest banking group in The Netherlands, we have a substantial presence in the Midwestern United States, as one of the largest foreign banking groups based on total assets held in the country, and we have a significant presence in Brazil.

          The Bank is the result of a merger, effective September 22, 1991, between Algemene Bank Nederland N.V. and Amsterdam – Rotterdam Bank N.V. Prior to the merger, these banks were, respectively, the largest and second-largest banks in The Netherlands. The Bank traces its origin to the formation of the “Nederlandsche Handel – Maatschappij, N.V”. in 1825 pursuant to a Dutch Royal Decree of 1824. Our address in The Netherlands is Gustav Mahlerlaan 10, 1082 PP Amsterdam. Our mailing address in The Netherlands is Post Office Box 283, 1000 EA Amsterdam. Our telephone number is (31-20) 628 7835. Our home website is www.abnamro.nl for The Netherlands and www.abnamro.com for the United States and the rest of the world.

     Corporate Governance

          ABN AMRO views corporate governance as the way it conducts the relations between shareholders, Supervisory Board, Managing Board and employees. For ABN AMRO, good corporate governance is critical to our strategic goal of creating sustainable long-term value. Solid corporate governance is vital for our stakeholders – shareholders, clients, employees, suppliers and society at large.

          In recent years, corporate governance has taken a centre stage in public debate about the nature and behaviour of companies. ABN AMRO has closely followed and participated in national and international initiatives to improve corporate governance models.

          See "Item 10. Additional Information—Memorandum and Articles of Association—Proposal to Amend the Articles of Association".

Corporate Governance in The Netherlands

          The Dutch model of corporate governance, as set out in Sections 152 to 164 inclusive of Book 2 of the Dutch Civil Code, or the “Large Company Rules”, is characterized by a two-tier system of corporate governance, comprising one body composed solely of non-executive directors (the Supervisory Board) and one body composed solely of management (the Managing Board). Each Board must be independent from the other — no overlapping membership is permitted. The Supervisory Board has the legal task to supervise the conduct and policies of the Managing Board, as well as the company’s general affairs. In addition, the Supervisory Board shall assist the Managing Board with advice. In performing their duties, members of the Supervisory Board must consider the interests of the company and its business rather than the interests of any particular stakeholder. Members of the Supervisory Board are not on the company’s payroll, but receive an annual remuneration as a member of the board. The Audit Committee and the Nomination & Compensation Committee are sub-committees of the Supervisory Board. The Managing Board executes policy-making and day to day management of the company.

          In recent years, shareholders, as stakeholders, have received more attention in public debate about the nature and behaviour of companies. New emphasis has been placed on the concept of shareholder value and on measures that will reinforce the involvement and influence of shareholders. This is done in the belief that focus on sustainable long-term value creation for the shareholders also implies a proper balance and attention to the needs of other stakeholders. ABN AMRO has been in the forefront of these developments and in 2000 announced a performance goal to benchmark its creation of shareholder value against that of a list of published peer banks. Major business initiatives and restructurings have been undertaken with this goal in mind.

          A government proposal submitted to the Dutch Parliament in January 2002 aims to bring about substantial changes in the Large Company Rules. The new legislation will provide for broader powers for shareholders by increasing the scope of managing board decisions that require shareholder approval. The centrepiece of the proposed legislation is the transfer of powers of appointment from supervisory boards to shareholders. It is however highly uncertain when and in which form the proposals will be implemented.

Corporate Governance in the United States

          As a Securities and Exchange Commission registered company with a listing on the New York Stock Exchange, we are subject to United States securities laws including the Sarbanes-Oxley Act, passed into law in 2002 to restore investor confidence in the wake of several unprecedented corporate scandals and collapses. The Act’s provisions are wide ranging and include provisions affecting disclosures by public companies and corporate governance.

          The integrity of management and auditors is at the heart of the Sarbanes-Oxley Act. The Act requires listed companies to have an audit committee composed of independent directors. It also promotes auditor independence by prohibiting auditors from providing certain non-audit services whilst conducting audits. ABN AMRO’s existing oversight and corporate governance practices, in many respects fully honour the spirit and requirements of the Sarbanes-Oxley Act reforms. ABN AMRO has long had an Audit Committee in place that it believes is independent and intends, as the Sarbanes-Oxley Act requirements come into force, to maintain this independence. Auditor independence has been strengthened with the adoption of an Auditor Independence Policy.

          ABN AMRO’s Managing Board is committed to implementing measures that will promote investor confidence and market integrity. In response to the Sarbanes-Oxley Act, ABN AMRO has instituted a Disclosure Committee that formalizes the tasks and disciplines already responsible for ensuring the accuracy and completeness of information disclosed to the market. The members of the Disclosure Committee include the Principal Accounting Officer (Chairman), the Head of Group Legal & Compliance, the Head of Investor Relations, the Head of Group Audit, the Head of Group Risk Management Reporting and, as needed, those persons from other parts of the company.

          We are committed to comply with law and regulations in all countries in which the bank operates. Upon enactment of new law and regulations, such as regulations resulting from the Sarbanes-Oxley Act, the bank will adjust its corporate governance structure in a way so as to ascertain full compliance.

Shareholders’ Influence

          Holding and the Bank are both companies with limited liability incorporated under the laws of The Netherlands. Both the Holding and the Bank are subject to the Dutch Large Company Rules.

          ABN AMRO takes the view that it is essential to have a corporate governance structure which is transparent and in accordance with international standards. In line with this conviction, it will be proposed to the General Meeting of Shareholders on April 29, 2003 that the Articles of Association be amended to enable the Holding to make use of a legal exemption allowing it to operate outside the Large Company Rules. Under the proposal it is envisaged that the authority to appoint the members of the Supervisory Board and the Managing Board will move from the Supervisory Board to the shareholders. We will propose introducing a system whereby the members of the Supervisory and Managing Boards will be appointed by the shareholders at a general meeting of shareholders subject to a binding nomination of the Supervisory Board. Deviations from the binding nomination will require a specified voting majority of the shareholders.

          In line with international developments to enhance shareholder influence it is our intention that the outstanding priority share be converted into an ordinary share, the class of priority share be abolished and Stichting Prioriteit ABN AMRO Holding, the foundation that holds the one outstanding priority share, be dissolved. The priority shares confer the right to decide on the size of the Managing and Supervisory Boards and to approve amendment of the Articles of Association. The right to decide the size of the Managing and Supervisory Boards will be transferred to the Supervisory Board.

          We feel that in a modern system of corporate governance there is no need for this type of shares.

          For more information on the proposed revision of the articles of association see “Item 10. Additional Information—Memorandum and Articles of Association—Proposal to Amend the Articles of Association”.

Supervisory Board

          Candidates recommended for appointment or reappointment on the Supervisory Board should meet the criteria of the profile, which is published in Holding’s home country Annual Report. In order to ensure its independence, individuals employed by the Holding or an affiliated company cannot be appointed as Supervisory Board members. Supervisory Board members may not represent particular interests. If an interest of a member of the Supervisory Board conflicts with that of the company, the Chairman of the Supervisory Board should be notified. At present one former member of the Managing Board serves on the Supervisory Board. The members of the Supervisory Board of ABN AMRO receive a fixed remuneration.

          With effect from May 2, 2002, the Supervisory Board of ABN AMRO had eleven members. A Chairman and a Vice Chairman are appointed by the board from among its members. The Supervisory Board also appoints the Audit Committee and the Nomination & Compensation Committee from among its members. As of the General Meeting of Shareholders on April 29, 2003, the Audit Committee members will be appointed for a period of four years. In its new composition, the Audit Committee will consist of at least four members of the Supervisory Board. The Nomination & Compensation Committee will consist of at least three members of the Supervisory Board. A memorandum on the governance of the Supervisory Board of the Holding, which is under constant review, and the detailed curriculum vitae of its members are available at the company’s office and on the corporate website. The curriculum vitae of new members of the Supervisory Board are also included in Holding’s home country Annual Report published in the year of appointment. The Boards of Holding and the Bank have the same membership.

          Auditor independence is a particularly prominent issue for the Audit Committee of the Supervisory Board. The Committee formally evaluates the independence of the external auditor, measures for controlling the quality of the external auditor’s work, and the annual audit budget. The Audit Committee adopted a policy on auditor independence in 2002. This policy, which is available at the company’s offices or at the corporate website, governs the appointment, compensation and oversight of registered audit firms assuring the auditor’s independence. We have consequently tightened up our procurement rules for contracts with independent audit firms. The external audit firm will be appointed or reappointed by the General Meeting of Shareholders for a period of 5 years upon advice of the Supervisory Board. The Audit Committee of the Supervisory Board must approve engagements with independent audit firms and fees for audit-related and non-audit services. The bank’s policy is that external auditors conducting the audit of the financial statements are not permitted to perform certain other services for the bank.

          The tasks and responsibilities of the Nomination and Compensation Committee include preparing the selection and nomination of members of the Supervisory and Managing Boards and determining the compensation plans of Managing Board Members, submitted to the Supervisory Board for approval.

Managing Board

          The members of the Managing Board collectively manage the company and are responsible for its performance and are both collectively and individually accountable for all decisions taken by the Managing Board. The management of the SBUs and the Corporate Centre is delegated to Executive Committees . The Executive Committees consist of one or more Managing Board members and one or more senior executive vice presidents and executive vice presidents.

          The Chairman of the Managing Board leads the Board in its overall management of the company to achieve its performance goals and ambitions. The Chairman is the main point of liaison with the Supervisory Board. The Chief Financial Officer is both responsible for supporting the Chairman in managing the company and for the financial affairs of the company.

          For more information on the composition of our Managing Board, Supervisory Board and relevant committees, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management, and —Board Practices”.

     Strategy

          Our principal corporate measure of success is the total return to our shareholders relative to our peer group. Total return to shareholders has two components: share price appreciation and increased dividend yield.

          Our strategy focuses on asset gathering, with creating maximum economic value for our shareholders as the guiding principle. Under our strategy, we seek to allocate capital and human resources to the businesses that we believe will provide the highest returns. In furtherance of our strategy, during January 2001, we reorganized our operating divisions along client lines into three new SBUs. The Consumer & Commercial Clients SBU focuses on individuals and small to medium-sized enterprises requiring day to day banking in our home markets of The Netherlands, the Midwestern United States and Brazil, but also services clients in other markets. The Wholesale Clients SBU focuses on major international corporations and institutions. The Private Clients & Asset Management SBU serves high net-worth individuals and institutional investors. Each SBU operates globally, rather than in a specific geographic area, and is largely autonomous. In addition, a Corporate Centre has been created to provide key governance and policy support.

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

          In addition to the Strategic Business Units, the Bank owns LeasePlan Corporation (formerly ABN AMRO Lease Holding N.V.), which is an independently managed subsidiary.

     Selected Recent Acquisitions and Dispositions

          During 2002, we engaged in a number of acquisitions and dispositions in furtherance of our strategy. In April and October 2002 we increased our interest in Banca Antoniana Popolare Veneta in Italy by a combined 4 million shares for EUR 66.8 million so that our interest at the end of the year 2002 was 4.95%. In July 2002 we announced a 50:50 joint marketing alliance with Mellon Financial Corporation to provide global custody services to institutions around the world, with the exception of North America. This was the formalization of a marketing alliance in place since 1998. The joint venture will be domiciled in The Netherlands. Our total investment equals EUR 55 million. In July, following the acquisition by Banca di Roma of the traditional banking activities and the remaining shares of Banco di Sicilia the combined group was renamed Capitalia. The effect of these acquisitions was a dilution of our interest from 10.6% to 6.6% and our share of the net asset value decreased by EUR 121 million. In September 2002 we acquired a 58% stake in Artemis, a United Kingdom based asset management company for EUR 44 million. In October 2002 we acquired the German private bank, Delbrück & Co. for EUR 58.3 million as part of our strategy to grow the private banking franchise in Europe.

          During 2002, we disposed of a number of non-core assets or entered into agreements to do so. In 2002 we completed the sale of a subsidiary in Lebanon, fully exiting this country. In addition we sold our consumer mortgage business in Malaysia and consumer banking businesses in the Philippines, Greece and Colombia. We also sold a securities subsidiary in Egypt, an insurance company in Colombia and a global information technology subsidiary in Pakistan. On November 27, 2002 we announced the creation of a bancassurance joint venture with Delta Lloyd in The Netherlands to distribute insurance products through the Commercial & Consumer Clients Business Unit Netherlands. Delta Lloyd will pay ABN AMRO EUR 262.5 million for a 51% interest in the joint venture and will obtain management responsibility of ABN AMRO’s existing insurance activities in The Netherlands, expected to take effect in the first half of 2003.

STRATEGIC BUSINESS UNITS

          The following table indicates for 2002 the contribution made to total revenue, operating profit before taxes and risk-weighted total assets by each Strategic Business Unit, the Corporate Centre and LeasePlan Corporation, as well as the number of offices and branches for each unit.

	At or For the Year Ended December 31, 2002

	Total Revenue	Operating Profit Before Taxes	Risk Weighted Total Assets	Offices and Branches

	(In Millions of EUR Except Offices and Branches)
Consumer & Commercial Clients SBU	10,382	2,783	143,449	3,078
Wholesale Clients SBU	5,296	1	67,236	122
Private Clients & Asset Management SBU	1,423	315	6,751	116
Corporate Centre	386	382	1,986	0
LeasePlan Corporation	793	232	10,150	130

Total	18,280	3,713	229,572	3,446

          For more detailed information, see "Item 5. Operating and Financial Review and Prospects—Operating Results".

Consumer & Commercial Clients Strategic Business Unit

          The Consumer & Commercial Clients SBU focuses on consumer and small to medium enterprise clients in our home markets of The Netherlands, the Midwestern United States and Brazil and has approximately 15 million customers. The Consumer & Commercial Clients SBU intends to consider a range of options to continue profitable growth in its home markets. For example, we intend to further develop certain retail markets around the world that offer excellent growth opportunities and to examine options to create a fourth home market in Europe or Asia, where our existing capabilities can be leveraged to produce greater value. Moreover, we have withdrawn from areas where a strong and sustainable market position is not feasible, such as Lebanon and Greece. The Consumer & Commercial Clients SBU intends to realise cost, revenue and operating synergies by applying best practices across its home markets in areas such as customer segmentation and service models, multi-channel distribution, product innovation and credit management.

     Netherlands

          The Bank services the entire Dutch retail and corporate banking market, with products and services targeted to the financial needs of specific types of customers. In The Netherlands, ABN AMRO has a rich history, dating back to 1824. The 23,156 business unit Netherlands employees service almost 4.6 million retail clients, over 300,000 small and medium enterprises and around 3,000 corporate clients through a network of 78 advice branches, 5 dedicated Corporate Clients Units, 590 bank shops, and 400 stand-alone ATMs all as at December 31, 2002. The Dutch business ranks first amongst ABN AMRO’s defined peers, measured in turnover and tier one capital at year-end 2002.

          The Business Unit Netherlands (or “BU NL”) targets up-scale consumers, mid-size and corporate enterprises. Next to this, the mass-consumer and small companies markets will remain an essential part of its market approach, supporting the brand, creating inflow of potentially profitable customers and achieving economics of scale. BU NL’s five corporate client units in The Netherlands service approximately 40% of all Dutch corporate clients and 20% of the public sector.

          ABN AMRO BU NL’s market approach focuses on products such as savings and investments, life insurance and pensions. Key success factors are its well-known and well-positioned brand and the highly dedicated employees in the sales and service-driven organization that provide professional advice on a daily basis.

          The multi-channel service concept, launched in 2001, offers Dutch ABN AMRO clients a full range of financial services 24 hours a day, 7 days a week, through every possible distribution channel preferred by the client. This new service concept will be fully operational in 2003 and is unique throughout Europe. In the roll-out of this concept the primary focus is on retaining customer satisfaction and maintaining high employee standards.

          Furthermore, ABN AMRO is aware of its corporate social responsibility and has set up a program in which all employees within the Business Unit Netherlands get the opportunity to participate in voluntary projects. Employees are allowed to use a certain amount of time per year for voluntary work, during office hours, as stated by the Collective Labour Agreement. To define the scope of the voluntary initiatives a central theme has been formulated: “Youth, Talent and Deprivation”. Examples of social responsibility projects that have started in 2002 are the foundation of a playground for socially disabled children, a project to coach children with reading difficulties and the facilitation of a shelter for deprived children.

     North America

          We are one of the largest foreign banking groups in the United States, based on total assets held in the United States of EUR 94.1 billion, or USD99 billion, at December 31, 2002. To support this level of activity, we have 457 offices and branches and 18,680 full-time equivalent employees in the United States as of December 31, 2002.

          Our United States activities, including the Wholesale Clients SBU and the Private Client & Asset Management SBU, are focused on a number of strategic franchises that take account of our local, national and global geographic presence. Each franchise targets a market where we believe that we can achieve critical mass and operate profitably while taking advantage of synergies from combining operations. Taken together, these franchises make up a diversified mix of businesses that are intended to reinforce our business strategy in the United States. Our principal United States banking operations focus on the Midwestern United States where we are the second largest bank based on total assets held at year-end 2002, servicing more than four million clients.

          We operate in the Midwestern United States as one bank with two brands. The LaSalle Banking Group is one of our largest United States subsidiaries, with EUR 54.2 billion or USD 57 billion in assets and 127 branches at December 31, 2002. The LaSalle Banking Group provides middle market and small business loans primarily in the Midwest and retail, private banking and home mortgage banking services in the local communities. Regional lending offices in ten Midwestern cities complement our strong Chicago presence.

          Standard Federal Bank is Michigan’s second largest bank, with EUR 43 billion or USD 45 billion in assets and 270 branches as at year-end 2002. We have had a presence in Michigan since 1997 and in April 2001, we acquired Michigan National Corporation from National Australia Bank Ltd. This acquisition provided us with greater commercial banking market penetration and a complementary branch network that strengthened our presence in Michigan. Through the combined entity, we offer a comprehensive range of financial products and services to households, corporations and small businesses.

          In the United States, we provide financial services such as asset based lending, structured finance, leasing and mortgage lending to mid-sized businesses. We also offer wholesale mortgage origination and residential mortgage services. The mortgage origination and servicing entities of the LaSalle Group and Standard Federal have been integrated and are the fifth largest mortgage originators and the seventh largest mortgage servicer in the United States as at December 31, 2002. In 2002, our United States mortgage franchise experienced a record-setting year by originating EUR 108.3 billion or USD 114 billion in single family residential mortgages, which represented a 45% increase over mortgage origination in 2001. Our mortgage business grew in 2002 mainly due to lower interest rates, which were influenced by many factors including the multitude of rate cuts by the Federal Reserve, as well as due to our advanced technology, exceptional service and competitive pricing.

     Brazil

          At December 31, 2002, we had 1,669 offices and branches in Brazil. Our activities in Paraguay and Uruguay are included as part of Brazil due to geographic proximity. We had 13 and 23 branches, respectively, in these countries at year-end 2002.

          The ABN AMRO Real Bank has been operating in Brazil since 1917. The ABN AMRO Real Bank is the seventh largest bank in Brazil based on total assets held at December 31, 2002. We service approximately 5 million clients through a network of 847 branches and 822 mini-branches. In order to consolidate our presence in the Northeast region of Brazil, we acquired Banco do Estado de Paraiba S.A. in November 2001 for EUR 35 million. In February 2002 we acquired Webmotors — a web based distribution channel — to further enhance our lead position in the auto financing market.

          Our competitive position in Brazil offers excellent potential for future growth in consumer banking, commercial banking and wholesale clients, as well as for further strengthening our market leadership in consumer finance. We have invested resources to enable our clients to make secure, remote and automatic transactions via our on-line and real time network.

          We have focused on being one of the most efficient and profitable banks, amongst the top of the league of large privately owned retail banks in the country. We have set our sights on the more profitable client segments and on increasing our already sizeable distribution capacity and making it more efficient.

          To secure a sustainable long term position and benefit shareholders, employees and the community we continually focus on adding value to our services in order to fully satisfy our customers.

     Rest of the World

          The activities of the Consumer & Commercial Clients SBU in other areas of the world are broken down into the following categories: the New Growth Markets business unit; ABN AMRO Bouwfonds; and an aggregation of activities in other countries known as the Rest of Consumer & Commercial Clients.

          New Growth Markets includes retail and consumer banking activities in those locations with attractive growth potential, including Belgium, France, Hong Kong and China, India and Taiwan. New Growth Markets also includes our global diamonds business and our 40% interest in the Saudi Holland Bank in Saudi Arabia. In 2002, our Greek retail and consumer banking activities have been sold to ASPIS Bank.

          ABN AMRO Bouwfonds is The Netherlands’ largest real estate project developer based on volume and is also a major mortgage lender in The Netherlands. ABN AMRO Bouwfonds’ strategy is to continue to be the leader in the Dutch residential home development market and to expand in other European markets in both residential and commercial property development. Bouwfonds also aims to maintain its current position as a specialized provider of residential mortgages in the Dutch market and to expand its property finance activities at home and abroad. In addition, Bouwfonds intends to develop a new line of business in property related asset management aimed at private and institutional investors, as well as new lines of businesses and lending products relating to real estate development. We currently own 49.9% of Bouwfonds’ shares and receive approximately 100% of Bouwfonds’ revenues. Pursuant to our agreement to acquire Bouwfonds, we will have an option to acquire 100% of Bouwfonds’ shares as from December 31, 2004.

          The Rest of Consumer & Commercial Clients includes our 81% interest in the Thailand based Bank of Asia, our strategic participation in Italy’s Capitalia (formerly Banca di Roma) and Banca Antoniana Popolare Veneta, and our participation in the Hungarian bank Kereskedelmi és Hitelbank. We also continue to believe that Italy is an attractive growth market and we intend to expand there through our interests in Capitalia and Banca Antoniana Popolare Veneta.

Wholesale Clients Strategic Business Unit

          Wholesale Clients (WCS) is a client-led integrated wholesale bank with a European focus, providing corporate and investment banking services to ABN AMRO’s corporate, financial and public sector clients. It is one of the largest European based wholesale banking businesses, with approximately 10,000 clients, 20,238 staff and operations in 51 countries at year-end 2002. The five key industry clusters supported by WCS are: (1) telecom, media, technology and healthcare; (2) integrated energy; (3) consumer; (4) financial institutions and public sector; and (5) country coverage. We cover clients in other sectors, particularly automotive and diversified, through our country coverage organisation.

          WCS is continuing to examine critically all its businesses, with the aim of sharpening its focus on sectors and clients which offer the best profit potential, further improving efficiency and minimising duplication between client and product business units. In March 2002, we announced the closure of our United States domestic cash equities and merger and acquisitions businesses in order to focus our resources on further strengthening our European and Asian equities and corporate finance activities. We made further cost savings in Equities and Corporate Finance in the second half of the year, through a series of actions to focus on defensible positions of strength. We are continuing to rationalise our geographic “footprint”, moving further towards a global hub and spoke model with centralised and regionalised operations and execution supporting local product and service delivery. We are also continuing to drive down support costs in all areas. We have completed a series of cost reduction programmes in our technology and operations, culminating in the outsourcing to EDS of a significant number of our technology activities, covering new development, systems support and infrastructure support.

          Our principal corporate and investment banking products and services are: (1) integrated debt products, covering treasury, foreign exchange, fixed income, debt capital markets, structured lending, risk advisory, corporate and sovereign lending; (2) working capital management, covering integrated working capital management, cash management, clearing and execution, trade services and custody; (3) equities, covering equities sales, trading and research, equity capital markets through the ABN AMRO Rothschild joint venture, and equity derivatives; (4) corporate finance, covering mergers and acquisitions execution and financial engineering; (5) private equity financing to private sector companies. We also engage in trading on behalf of clients and for our own account.

          Global capital markets activity is conducted principally from the Amsterdam, London, Chicago, New York, Hong Kong and Singapore offices. We actively trade government and corporate debt instruments, equity securities and currencies. We are one of the largest European securities firms in terms of geographic spread, new issues activities, trading and placement volume and research. In the United States, ABN AMRO Incorporated provides futures, securities and options clearing and trading capability, in addition to providing cross-border investment banking services. We also own ABN AMRO Clearing and Execution Services, which offers a large variety of clearing and execution services.

          Major transactions in 2002 included: underwriting and designing the restructuring of AEGON, the Dutch insurer, which was the year’s biggest European equity transaction and the second biggest worldwide; taking on all European liquidity management, bulk disbursements and some of the US domestic collections for Whirlpool, the world’s leading manufacturer and marketer of major home appliances; for Maxis, the leading Malaysian mobile communications provider, restructuring their balance sheet in preparation for listing, and then in July acting (through ABN AMRO Rothschild) as Sole Global Coordinator and Joint Bookrunner for their USD 803 million IPO on the Kuala Lumpur Stock Exchange, the largest telecom IPO globally since February 2001 and largest Malaysian IPO since 1995; taking on three of the first clients – Bear Sterns, Anglo Irish Bank, and Deutsche Postbank – for Continuous Linked Settlement, the risk free settlement system for FX transactions; acting as sole advisor to VECTOR Limited, New Zealand’s second largest electricity lines company, in its acquisition of the largest, UnitedNetworks Limited (UNL), and jointly leading the consortium of banks providing the acquisition and refinancing facilities.

          WCS intends to focus on the global activities of our strong European client base. In addition, there will be greater emphasis on our profitable financial institutions and large cap corporate clients, with whom we will continue to expand our multi-product relationships, particularly focusing on their cross-border needs. We will grow our business through further building industry expertise in our chosen sectors and through our financial markets and working capital management businesses. We will grow in integrated debt by focusing on creative, value-added structured financing solutions, supported by provision of credit and strategic debt and risk management advisory services. Growth in working capital management will be driven by providing an innovative integrated solution to the needs of corporate treasurers, covering liquidity management, foreign exchange, cash and payments, short term lending and trade advisory. We will also offer a selective set of these services on an in-sourced basis to other financial institutions.

Private Clients & Asset Management Strategic Business Unit

          Private Clients & Asset Management SBU (PC&AM) provides private banking services to wealthy clients and asset management services to financial intermediaries and institutional clients. Through both our private banking and asset management businesses, we aim to take full advantage of the expected continued increase in demand for wealth creation services. With a clear focus on attracting, preserving and growing clients’ assets, PC&AM is a cornerstone of the Group’s asset gathering strategy.

     Private Clients

          Private Clients focuses on wealthy individuals and families with investible assets of at least EUR 1 million. Our Private Clients business ranks among the top 10 in the world, measured by assets under administration, totalling EUR 96 billion at year-end 2002. In The Netherlands, we are the market leader with 19 dedicated private banking branches and more than EUR 37 billion assets under administration as at year-end 2002. Furthermore, we are a leading foreign private bank in France, where we operate through our wholly owned local brands Banque NSMD and Banque OBC. Also in Switzerland, Luxembourg, Singapore and Miami we have strong positions.

          Our private banking offering links up closely with the strategy of our global consumer and commercial businesses. The higher-end of the consumer business serves as an important feeder channel for Private Clients, while the commercial business is an effective lead generator because many SMEs are owned by potential private banking customers.

          We recognise that client needs are becoming increasingly demanding. Value creation for our clients is the guiding principle in our client and service offering. Therefore, we leverage the knowledge and products available within our Group. Furthermore, we have created an “open architecture”, which means that we also offer our clients products from other financial institutions.

          Germany is clearly one of the biggest private banking markets in Europe. ABN AMRO aims to create a leading private banking position in Germany by integrating Delbrück & Co, our recent German acquisition, into ABN AMRO’s Private Clients business. Delbrück & Co is one of the leading German private banks with almost 300 year of history and representation in Cologne, Berlin, Hamburg, Frankfurt, Aachen and Munich. It has a private clients customer base of about 3,500 and 300 employees as at December 31, 2002. This joint entity will retain the Delbrück label, in line with our strategy to operate through highly reputable local labels in countries where the ABN AMRO brand lacks adequate recognition with our target group. We are convinced that the best of two worlds is a combination of a local, well-established brand name backed by a solid financial institution.

     Asset Management

          Our Asset Management unit manages assets in the form of mutual funds and discretionary mandates for its client base. It offers first class investment products based on a consistent investment process using an active growth investment style. We are a major, global asset manager with in total EUR 150 billion assets under management at year-end 2002 and local presence in more than 30 countries. Our trust business leverages on ABN AMRO’s relationships through the offering of high value added management structures, based on high risk management and compliance standards.

          ABN AMRO Asset Management services two main client groups: financial intermediaries and institutional clients. Financial intermediaries comprise the ABN AMRO distribution channels in private and retail banking as well as third party distributors and asset consultants. The Group’s consumer, private and commercial banking channels are the single most important distribution channel for the sale of ABN AMRO Asset Management’s mutual funds. The client delivery platform in our wholesale business provides selling opportunities for our discretionary portfolio management offering. As such, we believe large Group synergies are realised.

          Asset Management’s aim is to further intensify the sales of mutual funds in Europe. The current size and growth expectation of the European market for investment products is very attractive. In addition, both Asset Management and the other units of ABN AMRO Group have a traditional footprint in Europe that forms a solid base for growth and further exploration of synergies.

          In June 2002, ABN AMRO Asset Management took on the management of the global portfolio of the Swedish Insurance Group, Länsförsäkringar. ABN AMRO paid EUR 140 million for the right to manage assets with a total value of EUR 13 billion for ten years. In return, ABN AMRO receives a fixed management fee and a variable performance-based fee. This agreement offers Asset Management attractive scale opportunities as well as access to the distribution network of the LF Insurance Group (24 companies in Sweden).

          In 2002, ABN AMRO Asset Management Limited and Artemis Investment Management Limited, both located in the UK, merged. ABN AMRO Asset Management owns 58% of the enlarged business, the founder shareholders and employees of Artemis own 37% and outside shareholders own 5%. The enlarged business operates under the Artemis brand.

Corporate Centre

          The Corporate Centre delivers and provides support services across the ABN AMRO group. The Corporate Centre has three basic functions: governance, which includes facilitating the implementation of Managing Board policy throughout the Bank; standard and policy setting over communications, risk, finance, human resources and operations, which includes defining the parameters within which the Strategic Business Units work; and, to a limited extent, providing shared services, such as legal advice and internal audit, to the SBUs on a contractual basis. The costs of non-shared services provided by the Corporate Centre are allocated to the SBUs based upon our internal management evaluations.

          The Corporate Centre group functions include: (1) Corporate Communications, which is responsible for external and internal communications that enhance the Bank’s reputation as well as investor relations; (2) Group Audit, which conducts independent audits to assess risks and advise on mitigating risks; (3) Group Finance, which manages the Bank’s overall financial position, including management of the Bank’s capital position and asset and liability management, and reports to regulators and shareholders; (4) Group Risk Management, which leads the Group Risk Committee and sets Group policy on risk management; (5) Group Human Resources; (6) Group Legal & Compliance; (7) Group Operations, which is responsible for standard and policy setting; and (8) The Economics Department, which is responsible for research and forecasting.

LeasePlan Corporation

          On February 3, 2003 ABN AMRO Lease Holding N.V. changed its name to LeasePlan Corporation N.V.

          With its main brand, LeasePlan, LeasePlan Corporation is the European market leader in operational car leasing and one of the world’s leading players on the fleet management market with establishments in 26 countries in Europe, North and South America and Asia, as well as in Australia, New Zealand and South Africa. Through Carvantis, the company also leases vehicles to private clients. Carvantis was launched in France in February 2002. In addition, LeasePlan Corporation provides vehicle lifecycle asset management services for the automotive industry through QEK Global Solutions. QEK is established in the United States, the United Kingdom, The Netherlands, Brazil and Australia. Worldwide 7,227 employees work for the LeasePlan Corporation companies as at December 31, 2002.

          The companies managed a fleet of approximately 1,249,000 vehicles and a consolidated contract portfolio with a value of EUR 9.6 billion as of December 31, 2002.

          LeasePlan Corporation is aiming for leadership in all the main markets it addresses and keeps opportunities for expansion in new countries under constant review. It has the ambition to provide value added services in all segments of the automotive value chain.

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

     Employees

          At December 31, 2002, we had 105,557 full-time employees, a decrease of 4,373 from December 31, 2001. Approximately 11,500 of these employees hold managerial and executive positions. A breakdown of employees by business unit and for LeasePlan Corporation at December 31, 2002, 2001 and 2000 is set forth in “Item 5. Operating and Financial Review and Prospects—Operating Results”.

          All of our employees in The Netherlands, other than senior management, are covered by one collective labour agreement which is periodically renegotiated. The current collective labour agreement expires on June 1, 2003.

          Under Dutch law, the Central Staff Council of our company in The Netherlands, whose members are elected by the employees, has certain defined powers, including the right to make non-binding recommendations for appointments to Holding’s Supervisory Board and the right to enter objections against proposals for appointments to the Supervisory Board.

          We have not experienced any significant strike, work stoppage or labour dispute in recent years. Our management considers our relations with our employees to be good.

RISK MANAGEMENT

Risk Management Framework

          Comprehensive risk management, be it credit, country, market, including interest rate and currency risks, operational or liquidity risk, is what we consider to be a core competency of ABN AMRO. The bank strives to take a prudent and conservative approach to risk that is fully aligned with the bank’s long term strategy. ABN AMRO underpins this strategy with a professional risk function that is independent of the commercial lines of business.

          The risk framework combines centralised policy setting with broad oversight, supported by risk execution and monitoring in the network, and provides management with the ability to effectively oversee the bank’s large and highly diversified portfolio.

          ABN AMRO’s risk management systems are designed to identify and analyze risks at an early stage; to set and monitor prudent limits; and to continuously learn and evolve to face a volatile and rapidly changing risk environment. In this way, ABN AMRO risk management adds value for the bank’s shareholders.

Risk Governance Organizational Structure

          The Managing Board establishes the strategic risk philosophy and policies for ABN AMRO under the supervision of the Supervisory Board. The Supervisory Board, as part of its oversight responsibilities, regularly monitors the risk of the Bank’s portfolio. Responsibility for the overall implementation of risk policy lies with the Chief Financial Officer, who is a member of the Managing Board.

          Risk is managed through two principal directorates: Group Risk Management (GRM) and Group Asset and Liability Management (GALM). GRM is responsible for the management of credit, country, market and operational risks and is also responsible for leading the work assessing the impact of the New Capital Accord (Basel II) and to prepare the bank for its implementation. GALM seeks to protect the earnings and capital position of the bank from adverse interest rate and currency movements in the non-trading portfolios as well as managing Holding’s longer-term liquidity profile. Overnight liquidity or cash management is done by the Treasury department in our Wholesale Clients SBU.

Group Risk Management

          The Group Risk Committee (GRC), whose voting members are drawn mainly from GRM, is the highest committee on policy and exposure approval for credit, country and market risk, all within the limits determined by the Managing Board.

          GRC’ main responsibilities are to:

(i)	Determine the risk policies, procedures and methodologies for measuring and monitoring risk;

(ii)	Set delegated credit authorities for lower committees and authorized individuals, within GRM, and within the C&CC and PC&AM SBUs;

(iii)	Approve credit and market risk associated with new products;

(iv)	Approve risk transactions above the delegated authorities of lower committees;

(v)	Set the overall value-at-risk (VaR) for the bank’ trading products and set country risk limits globally; and

(vi)	Oversee the bank’ overall portfolio for the WCS, C&CC and PC&AM SBUs.

          The credit risk organizations of C&CC and PC&AM business units are local, with oversight by GRM. For WCS, the credit risk function is fully integrated into GRM. Market, country, and operational risk management are separate functions within GRM. Country risk officers remain an integral part of GRM and provide local oversight.

          C&CC, PC&AM and GRM’s main delegated responsibilities include: (i) Overseeing all credit, market and regulatory matters and ensuring compliance with local laws; (ii) Approving risk transactions within delegated limits or advising on credits which exceed such authority; (iii) Implementing review and control policies on all risk portfolios; (iv) Establishing and maintaining operational risk control discipline; and (v) Ensuring compliance with ABN AMRO’s Values and Business Principles.

     Basel Framework

          In January 2001, the Basel Committee on Banking Supervision (BCBS) published its second Consultative Document reviewing the Basel Accord of 1988. The European Commission also published a new draft Directive. In 2002, the BCBS delayed publication of the New Capital Accord (known as Basel II) to the end of 2003, simultaneously delaying its implementation until 2006. The current and new accord will run in parallel for a period.

          The BCBS launched a third Quantitative Impact Survey (QIS3) in October 2002, which incorporated changes to the second Consultative Document, in line with some industry recommendations. The BCBS will finalize the Accord on the basis of the results of QIS3. ABN AMRO participated in the survey as part of its close involvement with the consultations on the New Capital Accord.

          ABN AMRO supports the increased risk sensitive nature of the proposed New Capital Accord. The resulting regulatory framework will become much more detailed and complex, with associated costs to the industry. We note that national supervisors may apply an increasing number of rules at their discretion to tailor the Accord more closely to local circumstances. A balance will therefore need to be found between appropriate risk sensitivity, international level playing field and the regulatory burden.

          Although the capital adequacy proposals of the Basel Committee are not final yet, implementation will require significant effort. We have set up a project group to work on the implementation of the coming capital adequacy regulations using an Internal Rating Based method for credit risk and Advanced Measurement Approach for operational risk.

     Credit Risk

          ABN AMRO defines credit risk as being the risk that a counterparty and or issuer will fail to perform its obligations to the bank or that the quality of an issuer deteriorates.

          The main principles and processes of credit risk management are that:

•	All commercial activities which commit the bank to engage in risk sensitive transactions require prior approval by authorised individuals or committees;

•	Credit decisions are based on (1) Global One Obligor Exposure (GOOE), which combines all direct and contingent credit limits to a given relationship globally, and (2) the Uniform Counterparty Rating (UCR), which is the risk rating of the individual counterparty, and

•	Within the delegated approval levels, the business units are independent and responsible for managing all business activities.

          ABN AMRO has developed the UCR as an important pillar of its decision making and portfolio management processes. UCRs are assigned by risk officers or risk committees which are independent of the commercial departments.

The UCR is important in:

•	Defining the appropriate credit authority for approvals on a risk-based matrix and setting the frequency of reviews;

•	Identifying general trends in the quality of the bank’ credit portfolios and consequent adjustment of the strategies; and

•	Generating key data for calculating Risk Adjusted Return on Capital (RAROC), Economic Capital and Expected Loss.

          The assignment of UCRs is based on clear rating instructions and benchmarks. ABN AMRO has developed rating tools to help with determining UCRs. Rating tools are available for corporate clients worldwide, SMEs in The Netherlands and Brazil, project finance, banks and insurance companies. The systems for these UCRs were developed to ensure a consistent global credit process. UCR’s are regularly reviewed to reflect changing market conditions.

          To enhance its credit portfolio management capabilities, ABN AMRO applies an internally developed multi-factor RAROC model and a Loan Pricing Tool to evaluate all transactions within the ABN AMRO portfolios. Transactions are essentially evaluated on the basis of return on economic capital, the expected loss, UCR, tenor, collateral, exposure, pricing and country.

     Country Risk

          Country risk is the risk that counterparties are unable to fulfil their payment obligations as a result of government measures such as currency transfer restrictions, or because of country-specific economic factors. Another element of counterparty risk is sovereign risk, which is the risk that a sovereign will default on its debt irrespective of the currency involved.

          We manage emerging market country risk, both sovereign and cross-border, on a portfolio basis. The cross-border exposure measurement covers all on- and off- balance sheet assets that might be directly influenced by transfer and convertibility restrictions. ABN AMRO has monitored cross border exposure for many years by using a VaR model to determine the cross-border risk on the total portfolio.

Cross-border exposures

	For the Year Ended December 31,			For the Year Ended December 31,

Region	2002	2001	2000	2002	2001	2000

	Total cross-border exposure (in EUR billion)			After mitigation(1) (in EUR billion)
Brazil	3.7	4.1	2.9	0.9	1.2	0.9
Other Latin America (2)	3.7	4.3	3.9	2.5	2.8	2.5
Asia/Pacific	7.1	6.8	7.4	4.8	5.0	4.1
Eastern Europe	3.0	2.9	3.3	1.6	2.0	2.3
Middle East and Africa	2.7	3.0	3.7	1.9	1.9	1.9

Total	20.2	21.1	21.2	11.7	12.9	11.7

(1)	Mitigated exposures commonly include transactions covered by credit derivative swaps, political risk insurance, cash deposits or securities placed offshore, specific guarantees, ring fenced funding or any other mitigation instruments available in the market.

(2)	Includes Mexico.

          In absolute terms, cross-border exposure in 2002 showed a reduction of 4.3% compared to 2001, and this decline was mostly achieved by lower exposure in Latin America, mainly in Brazil and Argentina.

     Market Risk

          Market risk is the risk that movements of financial market prices (such as interest rates, foreign exchange rates or equity prices) will change the value of the bank’s trading and investment portfolios. Market risk exposure arises from trading activities to facilitate client transactions and from trading for the bank’s own account.

          Interest rate risk and currency risk associated with our non-trading activities are managed by GALM, as described below under “—Group Asset and Liability Management—Interest Rate Risk”, and “—Group Asset and Liability Management—Currency Risk”.

          In trading activities, risk arises both from open (unhedged) positions and from imperfect correlations between market positions that are intended to offset one another. ABN AMRO manages market risk through measuring and monitoring different market risk factors such as interest rate sensitivity, open currency position, stock prices, spread sensitivities, greeks (delta, gamma, vega, rho). In addition, ABN AMRO calculates Value-at-Risk (VaR), stress tests, scenario analysis, position concentration and ageing. Market risk limits have been set for the above risk characteristics and the exposure is monitored on a daily basis at different levels, starting from single trading portfolios through to key aggregation levels. Monitoring, controlling and reporting of market risks within trading portfolios is a task of Market Risk Management (MRM).

          Internal models meet regulatory requirements and were approved by the Dutch Central Bank for the calculation of solvency requirements for market risk.

          VaR is a primary tool for day-to-day monitoring of trading-related market risk. VaR is a statistical measure of the potential losses on unchanged positions that could occur due to movements of market prices under normal market circumstances. The method adopted by the bank for the VaR calculation is Historical Simulation, based on four years of historical data. The bank uses a one-day holding period, relative changes of historical rates and prices, 99% confidence level and equally weighted simulations. The positions captured by our VaR calculations include both derivative and cash positions that are reported as trading assets and liabilities. The VaR is reported by trading portfolio, by line of business and for the Bank as a whole on a daily basis and submitted daily to the senior management of the business units, Group Risk Management and the responsible members of the Managing Board.

VaR per product line (99% confidence level, 1 day holding period)

	For the Year Ended December 31, 2002

Product Line	Minimum	Maximum	Average	At December 31, 2002	At December 31, 2001

		(in EUR million)
Global Financial Markets Directorate (GFM) total	12.6	51.3	26.8	15.8	43.0
Global Equity Directorate (GED) total	3.8	14.7	8.2	7.2	6.0
Total trading(1)	13.1	49.2	29.7	17.4	43.0

(1)	The minimum and maximum for each risk category occurred on different days so it is not meaningful to the overall totals. The overall portfolio is adjusted to reflect the negative correlations between certain of the components of market risk.

          The table below sets forth for the period stated the VaR for each of the product lines within GFM, indicating where possible the main market risk category associated with such product line. The indication of the main risk category exposure is for your convenience only.

          GED products are exposed mainly to equity risk.

VaR per product line within GFM (99% confidence level, 1 day holding period)

	For the Year Ended December 31, 2002

Product Lines within GFM	Minimum	Maximum	Average	At December 31, 2002	At December 31, 2001

		(in EUR million)
Product lines with mainly currency risk:
Global FX	0.7	5.8	2.4	1.9	1.3
FX options	0.3	14.0	1.1	5.8	0.5
Product lines with mainly interest rate risk:
MM/Repo/Local Markets	6.7	51.3	14.6	14.7	10.8
Derivatives	3.5	18.6	6.5	4.0	4.2
Government Bonds	4.4	14.9	8.4	6.3	8.8
Investment Grade Credit Trading	2.9	37.5	10.6	3.4	13.1
Sub-Investment Grade Credit Trading	0.8	5.8	2.4	1.1	1.2
Origination	0.4	20.3	4.3	1.4	4.5
Product lines including all market risk categories:
Proprietary Trading	1.2	24.1	8.4	1.9	9.3
GFM total(1)	12.6	51.3	26.8	15.8	43.0

(1)	The minimum and maximum for each risk category occurred on different days so it is not meaningful to the overall totals. The overall portfolio is adjusted to reflect the negative correlation between certain of the components of market risk.

          Although the VaR is a good estimate under normal market circumstances, it fails to capture “one-off” events. The effectiveness of VaR is assessed by a technique known as back-testing, which counts the number of days when the losses are bigger than the estimated VaR figure. Theoretically, with a 99% confidence level, it may be expected that on one out of every 100 trading days a loss may occur which exceeds the VaR. The back-testing is performed both on the actual profit and loss (P&L) and a hypothetical P&L, which measures a P&L on market risk exposure against movements of financial market prices and excludes effects of commissions, origination fees and intra-day trading. The results of the back-testing on the actual and the hypothetical P&L are regularly reported to the Dutch central bank. The hypothetical back-testing is an essential instrument for the validation of our internal models.

          The back-testing result shown in graph 1 below shows that the hypothetical P&L only exceeded the calculated VaR on two days in 2002, which is within model expectations. Unusual events, such as the financial markets crisis of July-October 1998, in the historical data, along with certain conservative assumptions made in the VaR when aggregating risk factors, have led to a relatively conservative VaR estimate.

          The VaR measure is supplemented by a series of stress tests and scenario analyses, which shed light on the behaviour of a portfolio and the P&L impact under extreme market events. Stress tests have been developed internally to reflect specific characteristics of the bank’s portfolios, while scenarios are based on historical market events, for example the financial markets crisis (July-October 1998). Both stress tests and scenario analyses are performed daily for each trading portfolio and at several aggregation levels, including the bank-wide total.

          The histograms below show the distributions of actual daily revenues in 2002 from the activities (including commissions, fees and origination profits) for each of GFM (graph 2) and GED (graph 3). Overall, a distribution around a positive average is visible, especially for GED where commissions are an important source of revenue.

          Other control measures used in the market risk management process include net open positions, interest rate sensitivity per basis point, spread sensitivities, option parameters, position concentrations and position ageing. These non-statistical measures help further reduce trading risks. In addition, trading activities have been concentrated in the Amsterdam, London, Chicago, New York, Tokyo and Hong Kong offices to facilitate centralised risk management control and monitoring. Due to its world-wide coverage and diversified overall portfolio, ABN AMRO in general is not exceedingly sensitive to sudden sharp market movements.

          Interest rate risk and currency risk associated with our non-trading activities are described below under “—Group Asset and Liability Management—Interest Rate Risk”, and “—Group Asset and Liability Management—Currency Risk”.

     Risk Aspects of Financial Derivatives

          The principal activities of traditional banking include borrowing and lending money and trading in currencies and securities. Products derived from these activities are called “derivatives” and can be subdivided, according to the nature of the underlying contracts, into interest rate contracts (interest rate swaps, interest rate options, forward rate agreements and interest rate futures), currency contracts (currency swaps, currency options and forward exchange dealings) and other contracts (options and swaps on shares, bonds, currencies and commodities). Transactions in derivatives are effected for hedging purposes and, within set limits, as part of our trading activities. Complex instruments such as leveraged derivatives are used and sold on a limited scale. The principal financial instruments we utilize to hedge exchange rate fluctuations are currency swaps, forward foreign exchange contracts, currency options and currency futures. The currencies in which a material amount of our hedging activities occur include the U.S. dollar, the euro, the Swiss franc and the Japanese yen.

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

          The notional amounts of derivatives, which totalled EUR 3,682 billion at December 31, 2002, only give an indication of the scale of our derivatives business, but not of the related credit risk. The credit risk is the loss that would arise if a counter party were to default and we were to face a partly open position. This actual risk is measured by the cost of replacing a defaulting counterparty and represents only a fraction of the notional amounts. By entering into agreements which provide under certain circumstances for the settlement on a net basis of all contracts between us and a counter party, we attempt to minimize this credit risk. To facilitate risk monitoring and management, substantial enhancements in computer systems and software have been made as part of the continuing expansion of our derivatives business.

          To quantify the credit risk for capital adequacy purposes, the cost of the replacement transactions which would be necessary if a counter party defaulted is calculated and is then increased by a percentage of the notional amounts. The applied percentage depends on the nature and remaining maturity of the contract. The credit risk equivalent for our total derivatives business was calculated at EUR 34.7 billion at December 31, 2002. When weighted for the counter party risk (mainly banks) for capital adequacy purposes, the credit risk equivalent represents only EUR 9.2 billion or 4.0% of total risk-weighted assets at December 31, 2002.

          See Note 24 to the Consolidated Financial Statements for further analysis of our derivatives activities, including an analysis at December 31, 2002 of our trading and hedging derivatives portfolios.

     Operational Risk

          Operational risk is the risk of loss resulting from inadequate or failed internal processes, human behaviour and systems or from external events. This definition captures operational risk events such as IT problems, shortcomings in the organisational structure, lapses in internal controls, human error, fraud, and external threats.

          Given the importance of these issues, a dedicated Operational Risk Management (ORM) discipline was established in 2000 to focus on explicitly managing operational risks, similar to credit and market risk functions. Several initiatives are underway to comply with the regulatory criteria of the New Capital Accord and the requirements of the Dutch central bank.

          ABN AMRO has a Group Operational Risk Policy and a Group Risk Framework, which outline tasks and responsibilities at each organisational level. The Group Operational Risk Committee is the highest approval authority for operational risk policy and is composed of members from GRM and the relevant business lines. The guiding principle is that management at all levels is responsible for directing and controlling operational risks. ORM managers are assigned throughout the bank to assist line management in fulfilling this responsibility.

          Information is necessary to enable management to identify and analyse operational risks, and to determine the effectiveness of mitigating measures. We are implementing a number of tools to support business management. These include:

•	Risk Self-Assessment
This is a structured approach, which assists line management in identifying and assessing risks and to take corrective actions. The risks are assessed with the assistance of ORM personnel.

•	Corporate Loss Database
This is a database that allows for systematic registration of operational risk-related losses. This tool assists in the analysis of operational risks for senior management, and will provide a basis for capital allocation computations.

•	Risk Approval Process
A comprehensive approval process that includes an explicit assessment of the operational, legal and reputation risks inherent in all new business proposals. The process includes the sign-off by relevant parties and approval at an appropriate committee level.

•	Key Risk Indicators An approach to indicate possible changes in the operational risk profile. Key risk indicators allow for a trend analysis over time and trigger escalation procedures.

•	Key Operational Risk Control
This is a reference guide that provides clear descriptions of the typical key risks and required controls for a given process. These descriptions contribute to improved risk awareness and provide input for the Risk Self-Assessment.

          An internal methodology for allocating capital for operational risks was implemented in 2001, under the supervision of the Group ORM Committee chaired by the CFO. More advanced approaches consistent with current regulatory proposals are being evaluated. The Bank monitors regulatory and methodology developments through participation in industry working groups.

Group Asset and Liability Management

          Group Asset and Liability Management (GALM), within Group Finance of the Corporate Centre and reporting to the Chief Financial Officer, seeks to protect the earnings and capital position of the bank from adverse interest rate and currency movements as well as managing the bank’s liquidity. The Group Asset Management and Liability Committee (Group ALCO), with members drawn from finance, treasury and risk management has global responsibility across the bank’s three strategic business units. It also oversees the activities of local asset and liability management committees in the bank’s home markets in North America, Brazil and The Netherlands. In other countries ALCOs exist however their interest risk is brought under the market risk framework monitored by GRM.

     Interest Rate Risk

          One of the core objectives of GALM is to manage the sensitivity of net interest income to changes in market interest rates. Group ALCO sets limits to ensure that the potential adverse impact on trading and non-trading earnings, due to market movements, is well controlled. The management and monitoring of trading-related interest rate exposure is set out in “—Market Risk” above.

          Several measures are used to monitor and limit non-trading interest rate risk. Methods include scenario analysis, interest rate gap analysis and market value limits. Model-based scenario analysis is used to monitor the interest rate risk positions denominated in EUR and USD in both Europe and the USA. Interest rate risk positions in other currencies and other countries are managed by means of gap analysis and/or market value limits, as these positions are typically less complex.

          Net interest revenue is the outcome of interest received and interest paid. This involves large volumes of contracts and transactions, and numerous different products. Simulation models and estimation techniques are used to assess the sensitivity of the net interest income stream for movements in the shape and level of the yield curve. Assumptions about client behaviour play an important role in these calculations. This is particularly relevant for loans such as mortgages where the client has the right, but not the obligation, to repay before the scheduled maturity.

          On the liability side, the re-pricing characteristics of savings and deposits are based on estimates since the rates are not coupled to a specified market rate. A statistical approach is used for forecasting and sensitivity analyses because it best suits the nature of these products. Although comparable with macro-economic forecasts in many ways, this approach is based on the information contained in individual client contracts.

          The sensitivity of net interest revenue to interest rate conditions is estimated, assuming an immediate and lasting shift of 100 basis points in the term structure of interest rates. Our sensitivity analysis indicates that such an upward movement would lower net interest revenue by 3.8% in the first year after the rate jump, whereas a downward shift would raise net interest revenue by only 1.1%, based on our positions as of December 31, 2002, and subject to certain simplifying assumptions, including that management takes no responsive action.

          This asymmetric outcome is largely due to the current historically low levels of interest rates in the United States and Europe leading to unprecedented prepayment behaviour in the United States and leaving limited scope to adjust rates on the liability side both in the United States and Europe.

Interest Rate Risk Associated with our Residential Mortgage Business in the United States

          ABN AMRO is among the top ten residential mortgage originators and the top ten residential mortgage servicers in the United States. ABN AMRO sells or securitizes most of the mortgage loans it originates and retains a majority of the rights to service the residential mortgage loans it sells. The Bank recognizes a mortgage servicing right upon sale of the loan. Mortgage servicing rights represent the present value of the estimated future net servicing cash flows to be realized over the estimated life of the loan.

          The residential mortgage banking industry in the United States is subject to complex risks. As ABN AMRO sells or securitizes most of the residential mortgage loans it originates, credit risk is minimal. However, the sensitivity of origination income and mortgage servicing rights to changes in interest rates may have a potentially significant impact on earnings.

          In a high or rising interest rate environment, residential mortgage loan demand may decline resulting in declines in origination income. However, high or rising interest rates also may lead to reduced servicing prepayments and a corresponding reduction in amortization costs. Conversely, in a low or declining interest rate environment, such as that experienced in 2002, residential mortgage loan demand may increase resulting in increased origination income. However, low or declining interest rates likely would increase servicing portfolio prepayments and related servicing amortization costs. If declines in interest rates are significant enough, accelerated mortgage loan re-financings and related increases in prepayments may cause declines in the value of existing mortgage servicing rights and lead to provisions for impairment. These provisions may be offset by higher future origination income, but the amount of provision and higher income may not be exactly equal. In addition, the timing of recognition in income may not exactly match; the servicing provision is charged to net income immediately upon rate change, yet the higher origination income would occur over time. As a result, the size of any provision could be material to earnings in any one quarter, even if there are offsetting other sources of earnings over a full twelve month period.

          ABN AMRO employs various risk management strategies to manage both the risk to net income over time from all sources, as well as the risk to an immediate reduction in the fair value of its mortgage servicing rights. Both derivative instruments and, occasionally, mortgage-backed securities are utilized to maintain these risks within parameters established by Group ALCO. In 2002, mortgage banking revenue benefited from successful hedging strategies, recognizing derivative gains which exceeded mortgage servicing right valuation provisions.

          The process for the valuation of mortgage servicing rights is critical to the financial results of ABN AMRO and requires subjective and complex judgment by management as a result of the need to make estimates about the effect of matters that are inherently uncertain. Periodically management compares its judgments to observable market data through the sale of mortgage servicing rights to third parties and also obtains third party valuations of the asset. Further detail on mortgage servicing rights, including a sensitivity analysis of the effect changes in assumptions have on the estimated value of servicing rights, is included in Note 45 to the Consolidated Financial Statements.

     Currency Risk

          Currency risk exposures arise from investments in the Bank’s overseas operations or through trading activities. A comprehensive risk management framework seeks to manage and limit the currency risk. Group ALCO is responsible for the co-ordination of currency risk policies.

          In trading portfolios, exposures to exchange rate movements is managed through market risk limits based on VaR. Any short or long positions are monitored to ensure compliance with the limits established by the Group Risk Committee. The management and monitoring of market risk, including currency risk, in our trading portfolios is set forth in “—Market Risk” above.

Non-Trading Currency Risk

          Regarding net investments in our overseas operations and their respective profits, various hedge strategies apply to protect against the adverse effects from foreign currency translation into the euro, the reporting currency.

          Ratio hedge. The Bank’s BIS-ratios (i.e. Tier-1 and Tier-total capital as a portion of Risk Weighted Assets) are protected against fluctuations in the EUR/USD rate. As both capital and Risk Weighted Assets are subject to foreign currency translation, this is established by maintaining the BIS-ratios for USD elements close to the overall BIS-ratios.

          Capital hedge. Investments in overseas operations other than USD are hedged on a selective basis. Hedging is considered when the expected currency loss is larger than the interest differential between the two currencies (the interest rate differential represents the cost of the hedge). Gains and losses on these capital exposures are taken through equity as the cost of hedging.

          The position per December 31, 2002 implies that a hypothetical increase of 10% in the value of the euro against all other currencies would have led to a EUR 437 million reduction in reserves, and vice versa. On this basis, there would have been no material impact on the Bank’s BIS-ratios, as the ratios are hedged against changes in the EUR/USD exchange rate.

          Profit hedge. Profits are hedged on a selective basis to dampen the impact from currency movements in the P&L. The decision criteria for profit hedging are similar to capital hedging. As at December 31, 2002 all budgeted net USD profit for the years 2003 and 2004 were sold forward.

     Liquidity Risk

          Liquidity risk arises in the general funding of a bank’s activities. For example a bank may be unable to fund its portfolio of assets at appropriate maturities and rates or a bank may be unable to liquidate a position in a timely manner at a reasonable price. Capital is held to absorb unexpected losses, while liquidity is managed to ensure that sufficient funds are available to meet our known and unanticipated cash funding requirements. At all times, on a group-wide basis, we maintain what we believe are adequate levels of liquidity to meet deposit withdrawals, to repay borrowings and to fund new loans, even under stress conditions.

          We manage liquidity on a daily basis throughout the 66 countries and territories in which we operate. Each national market is unique in terms of the scope and depth of its financial markets, competitive environment, products and the characteristics of its customer profile. Therefore, local line management is responsible for managing our local liquidity requirements under the supervision of Group ALCO.

          On a day-to-day basis our liquidity management is dependent, among other things, on the good functioning of local and international financial markets. As this is not always the case, we have established contingency funding plans on a group-wide basis. These plans will be implemented in the event of a dramatic change in our normal business activities or in the stability of the local or international financial markets. In such a situation, the Group Strategic Funding Committee will manage the crisis with full authority. As part of this liquidity management contingency planning process, we assess potential trends, demands, and commitments, events and uncertainties that could reasonably result in increases or decreases in our liquidity. More specifically, we consider the impact of these potential changes on its sources of short-term funding and its long-term liquidity planning horizons.

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

          The bank regulatory system in The Netherlands is a comprehensive system based on the provisions of the Act on the Supervision of the Credit System 1992 or the ASCS 1992. The Bank is a “universal bank” under the terms of the ASCS 1992 because it is engaged in the securities business as well as the banking business. Certain provisions of the ASCS 1992, summarized below, may restrict the Bank’s ability to make capital contributions or loans to its subsidiaries and to make dividends and distributions to Holding.

     Supervision of Credit Institutions

          In general, under the ASCS 1992, credit institutions are supervised by the Dutch Central Bank. No enterprise or institution established in The Netherlands may pursue the business of a credit institution unless it has obtained prior authorization from the Dutch Central Bank. Its supervisory activities under the ASCS 1992 focus on monetary supervision and supervision of solvency, liquidity and administrative organization, including internal control and risk management. The Dutch Central Bank is authorized to issue directives in each of those areas of supervision. If, in the opinion of the Dutch Central Bank, a credit institution fails to comply with the Dutch Central Bank’s directives concerning solvency, liquidity or administrative organization, the Dutch Central Bank will so notify the credit institution, and it may instruct the credit institution to behave in a certain manner. If the credit institution does not respond to any such instructions to the satisfaction of the Dutch Central Bank, the Dutch Central Bank may exercise additional supervisory measures, which may include the imposition of fines. In addition, the ASCS 1992 contains provisions regarding the structure of credit institutions.

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

     Solvency Supervision

          The Solvency Guidelines of the Dutch Central Bank require that we maintain a minimum level of total capital to support the risk-weighted total value of balance sheet assets and off-balance sheet items, the latter of which includes guarantees, documentary credits, certain interest- and currency related contracts, unused portions of committed credit facilities with an original maturity of over one year, note issuance facilities and revolving underwriting facilities. This minimum level of total capital is the Capital Adequacy Ratio. The risk-weighting considers the debtor’s risk, which depends on the debtor’s classification, whether or not security is provided, and the country of origin of the debtor. The required minimum Capital Adequacy Ratio currently is 8.00%. The Solvency Guidelines are applied to the world-wide assets of Dutch credit institutions.

          For our company, total capital consists of core capital (also referred to as Tier 1 capital) and secondary capital (also referred to as Tier 2 capital). We also are permitted to maintain an additional form of regulatory capital, Tier 3 capital, to support the market risks of financial instruments in our trading book and foreign exchange risk of all business activities. Tier 1 capital consists of shareholders’ equity and minority interests. Secondary or Tier 2 capital is divided into upper Tier 2 capital and lower Tier 2 capital. Upper Tier 2 capital consists of revaluation reserves and perpetual subordinated debt; lower Tier 2 capital consists mainly of long-term subordinated debt. Tier 3 capital consists of subordinated debt that has a minimum original maturity of at least two years, is not subject to redemption prior to maturity without the prior written consent of the Dutch Central Bank (other than in the event of a winding-up of the Bank) and is subject to a provision which provides that neither interest nor principal may be paid if, prior to or as a result of such payment, our Capital Adequacy Ratio would be less than the required minimum.

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

          See “Item 3—Selected Financial Information—Selected Ratios” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” for information concerning the Bank’s capital ratios.

     Exposure Supervision

          The Dutch Central Bank has issued specific rules with respect to large exposures to a single borrower or group of interconnected borrowers or in relation to certain other businesses that involve a concentration of risk. Large exposures generally include all assets and off-balance sheet items of a credit institution with respect to a single borrower or a group of connected borrowers which exceed 10% of a credit institution’s total capital. Large exposures must be reported once every quarter to the Dutch Central Bank. There is a limit of 25% of total capital for a single large exposure being part of the banking book. Trading book positions may exceed this limit subject to additional solvency requirements. The aggregate amount of all large exposures of a credit institution may not exceed 800% of its total capital.

          In addition, under the Solvency Guidelines, certain other exposures are limited as a percentage of total capital as follows: exposures to the Dutch central government, the Dutch local government and other central governments of the so-called “Zone A” countries, which include the OECD countries, have no limit; exposures to local governments of OECD countries are weighted at 50%; exposures to banks with a remaining maturity of up to or less than one year or more than one year are weighted at 20% and 50%, respectively; and exposures to others are weighted at 100%. Equity participations in insurance companies are exempt up to a level of 40% of total capital of the credit institution.

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

     Liquidity Supervision

          The Dutch Central Bank has issued liquidity directives designed to ensure that liquid assets are held against liquid liabilities, defined as liabilities with a remaining term to maturity of less than one year, so that such liabilities can be met on the due date or on demand, as the case may be. Actual liquidity must be equal to or greater than the required liquidity, and actual cash liquidity, which includes assets with a very high liquidity such as deposits with central banks and other banks, must be equal to or greater than the amounts of very liquid debts. Certain assets are deemed to be liquid only in part, depending on their negotiability. The liquidity requirements associated with non-term liabilities depend on the credit institution’s expectations as to claims relating to such liabilities. In determining liquidity requirements associated with term liabilities, assets and liabilities with the same term, to the extent that the remaining term to maturity is less than one year, are offset against each other. After giving effect to any offset of term assets, the liquidity requirement is 20% of the net term liabilities. For obligations amounting to more than 3% of total liabilities, there are additional liquidity requirements.

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

     Structural Supervision

          A declaration of no objection from the Dutch Minister of Finance, upon consultation with the Dutch Central Bank, or in cases (to be) specified by the Dutch Minister of Finance by the Dutch Central Bank acting on behalf of the Dutch Minister of Finance, is required for certain changes in the structure of credit institutions, such as mergers, participations of over 5% in the outstanding share capital of a credit institution or 10% or more in a non-financial institution by voting or otherwise (each, a Qualifying Participation), the addition of a managing partner to the credit institution, repayments of capital or distribution of reserves of the credit institution and financial reorganization. Approval will be denied if, among other things, the Dutch Central Bank determines that sound banking policy may be jeopardized, that an undesirable effect on the Dutch credit system might result or that a conflict might arise in respect of certain solvency directives.

          The Dutch Central Bank together with the Dutch Minister of Finance has developed a “structural policy” for equity participations by credit institutions in non-financial institutions. Under this policy, an equity participation is not allowed if the value of the participation would exceed 15% of a credit institution’s total capital or if the participation would cause the value of the credit institution’s aggregate Qualifying Participations in non-financial institutions to exceed 60% of its total capital. Certain types of participations will be approved in principle, although in certain circumstances a declaration of no-objection will have a limited period of validity, such as, in the case of a debt rescheduling or rescue operation or when the participation is acquired and held as part of an issue underwriting operation. The approval generally will be given where the value of the non-financial institution concerned or the value of the participation does not exceed certain threshold amounts.

     Supervision of the Securities and Investment Businesses

          The Bank is also subject to supervision of its activities in the securities business. The Act on the Supervision of the Securities Trade 1995, the ASST 1995, together with the decrees and regulations promulgated pursuant thereto, provide a comprehensive framework for the conduct of securities trading in or from The Netherlands. The Netherlands Authority for the Financial Markets is charged by the Dutch Minister of Finance with supervision of the securities industry.

          The Bank and/or certain subsidiaries of the Bank are also active as managers and/or custodians of collective investment plans, which comprise both investment funds and investment companies. Collective investment plans are subject to supervision by the Dutch Central Bank and The Netherlands Authority for the Financial Markets.

Regulation in the European Union

          Within the European Union, the creation of a single financial market at the end of 1992 has involved continued negotiations among member states towards establishing greater freedom in the cross-border banking and securities business through a harmonized institutionally based regulatory environment, with emphasis on the role of the home country regulator. The Second Banking Co-ordination Directive established a framework for the mutual recognition of each European Economic Area member state’s supervision of banks, enabling a bank authorized in one European Economic Area member state to carry out banking and investment activities on a branch or cross-border service basis in other European Economic Area member states on the basis of a single license provided by the home country supervisory authority. An equivalent measure for securities firms carrying out investment business, the Investment Services Directive, has been implemented.

          Supporting the Second Banking Co-ordination Directive are the Solvency and Own Funds directives, which establish a minimum harmonization of regulatory capital requirements to enable banks to operate throughout the EU under their authorization granted by the regulators of the home member state. The Capital Adequacy Directive establishes minimum capital standards for the investment business of securities firms and banks. These Directives, which are regularly adjusted, have been laid down in the ASCS 1992 and ASCS 1992 based rules and regulations.

          Since the adoption of the euro in 1999, the European Central Bank, together with the EU national central banks, define and implement EU monetary policy, hold and manage some or all of member states’ official foreign currency reserves and promote the smooth operation of payment systems. The implementation of EU monetary policy in the participating member states is carried out by their respective national central banks pursuant to their powers under national legislation, which has been amended to reflect the introduction of the euro and the European Central Bank. Foreign exchange operations, particularly open market operations, are strictly coordinated by the European Central Bank, but are largely carried out by national central banks.

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

Regulation in the United States

          The Bank’s operations in the United States are subject to extensive regulation and supervision by both federal and state banking authorities. The Bank is a bank holding company within the meaning of the U.S. Bank Holding Company Act of 1956, which restricts its non-banking activities in the United States. However, the Bank elected to become a financial holding company on March 11, 2000, and as such is permitted to engage in an expanded list of non-banking activities subject to applicable laws and regulations.

Regulation in the Rest of the World

          Our operations elsewhere in the world, including in Brazil, are subject to regulation and control by local supervisory authorities, and our offices, branches and subsidiaries in such jurisdictions are subject to certain reserve, reporting and control and other requirements imposed by the relevant central banks and regulatory authorities.

C. Organizational Structure

          A list of our significant subsidiaries can be found in Note 47 to the Consolidated Financial Statements.

D. Property, Plants and Equipment

          At December 31, 2002, we operated 627 offices and branches in The Netherlands and 2,819 offices and branches in 67 other countries. Of these offices and branches, 457 were in North America, 1,712 were in South and Central America, 390 were in Europe, 55 were in the Middle East and Africa and 205 were in the Asia/Pacific region. Approximately 47% of the offices and branches are owned by us and 53% are leased under long-term lease agreements.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Table of Contents for Item 5
Introduction
Critical Accounting Policies
A.	Operating Results
Financial Overview
Results of Operations
Results of Operations by Strategic Business Unit
Consumer & Commercial Clients SBU
Netherlands
North America
Brazil
Rest of the World
Wholesale Clients SBU
Private Clients & Asset Management SBU
Private Clients
Asset Management
Corporate Centre
LeasePlan Corporation
Reconciliation of Net Profit under U.S. GAAP
Changes in Accounting Rules
B.	Liquidity and Capital Resources
Consolidated Balance Sheet
Loans
Total Client Accounts
Selected Statistical Information
Average Balance Sheet
Changes in Net Interest Revenue: Volume and Rate Analysis
Yields, Spreads and Margins
Assets
Loans
Loan Portfolio by Region
Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses
Potential Credit Risk Loans
Cross-Border Outstanding
Loan Concentration
Liabilities
C.	Research and Development, Patents and Licenses etc.
D.	Trend Information
E.	Off-balance Sheet Arrangements

          The following discussion is based on, and should be read in conjunction with, the Consolidated Financial Statements included elsewhere in this Report. The Consolidated Financial Statements are prepared in accordance with Dutch GAAP, which varies in certain significant respects from U.S. GAAP. For a discussion of the significant differences and a reconciliation of certain Dutch GAAP amounts to U.S. GAAP, see Note 45 to the Consolidated Financial Statements.

Introduction

          Through the end of 2000, the Bank and its numerous subsidiaries were organized into three operating divisions: The Netherlands Division; the International Division; and the Investment Banking Division. On January 1, 2001, we reorganized our operating divisions into three global Strategic Business Units, or SBUs, organized along client lines. The three SBUs are the Consumer & Commercial Clients SBU, the Wholesale Clients SBU and the Private Clients & Asset Management SBU. These SBUs are discussed in this report under “Item 4. Information on the Company—Business Overview”. The Bank also owns LeasePlan Corporation N.V., previously known as ABN AMRO Lease Holding N.V. LeasePlan Corporation is an independently managed subsidiary.

          The Bank also has a Corporate Centre, which provides centralized supporting departments, such as Group Risk Management and Group Legal & Compliance, that service all three of our SBUs. The costs of shared services, such as legal advice, are allocated to the SBUs on a contractual basis. The costs of non-shared services, such as governance functions and standard and policy setting functions, are allocated to our SBUs based upon our internal management evaluations. Because our business is diverse and our operations are integrated, it is impractical to segregate the assets and contributions of each SBU with precision. As a result, estimates and judgments have been made to apportion balance sheet and revenue and expense items.

          During 2002, we engaged in a number of acquisitions and dispositions in furtherance of our strategy. In April and October 2002 we increased our interest in Banca Antoniana Popolare Veneta in Italy by a combined 4 million shares for EUR 66.8 million so that our interest at the end of the year is 4.95%. In July 2002 we announced a 50:50 joint marketing alliance with Mellon Financial Corporation to provide global custody services to institutions around the world with the exception of North America. This was the formalization of a marketing alliance in place since 1998. The joint venture will be domiciled in The Netherlands. Our total investment equals EUR 55 million. In July, following the acquisition by Banca di Roma of the traditional banking activities and the remaining shares of Banco di Sicilia the combined group was renamed Capitalia. The effect of these acquisitions was a dilution of our interest from 10.6% to 6.6% and our share of the net asset value decreased by EUR 121 million. In September 2002 we acquired a 58% stake in Artemis, a United Kingdom based asset management company for EUR 44 million. In October we acquired the German private bank, Delbrück & Co. for EUR 58.3 million as part of our strategy to grow the private banking franchise in Europe.

          During 2002, we disposed of a number of non-core assets or entered into agreements to do so. In 2002 we completed the sale of a subsidiary in Lebanon, fully exiting this country. In addition we sold our consumer mortgage business in Malaysia and consumer banking businesses in the Philippines, Greece and Colombia. We also sold a securities subsidiary in Egypt, an insurance company in Colombia and Global information technology subsidiary in Pakistan. On November 27, 2002 we announced the creation of a bancassurance joint venture with Delta Lloyd in The Netherlands distribute insurance products through the Commercial & Consumer Clients Business Unit Netherlands. Delta Lloyd will pay ABN AMRO EUR 262.5 million in cash for a 51% interest in the joint venture and will obtain management responsibility of ABN AMRO’s existing insurance activities in The Netherlands, expected to take effect in the first half of 2003.

          Effective from January 1, 2002, the cost of pensions and other post-retirement benefits in our Dutch GAAP financial statements were recognised in accordance with the relevant U.S. accountings standards (FAS 87, FAS 88 and FAS 106). Under this method of accounting, calculations may be based on long-term assumptions for both pension commitments and the return on the invested capital of the pension fund, with variances between estimated and actual figures being spread over a large number of years. An additional advantage is that this change eliminates the existing difference between Dutch and U.S. accounting principles in this area. This change in accounting policies resulted in an amount of EUR 430 million net of tax being charged to shareholders’ equity as of January 1, 2002. If the costs related to pensions and post-retirements benefits would have been calculated in accordance with the relevant standards under U.S. GAAP as of January 1, 2001, gross and net pension costs in 2001 would have been higher by EUR 326 million and EUR 218 million, respectively.

          For the pension plans in the Netherlands, accumulated pension obligations (excluding future salary increases) exceeded the value of pension plan assets by EUR 974 million at December 31, 2002. Taking into account a receivable from the Pension Fund, an additional charge of EUR 1,004 million has been provided for, of which EUR 572 million (net EUR 374 million) was charged to shareholders’ equity and EUR 432 million was recognised as an intangible asset under other assets. Until the value of the plan assets again exceed the accumulated pension obligations (excluding future salary increases), adjustments such as these will continue to be required.

          Foreign currency exchange rate differences totalled EUR 1,622 million at December 31, 2002, of which the depreciation of the U.S. dollar and Brazilian real led to translation losses of EUR 176 million and EUR 1,142 million, respectively. As at December 31, 2002 compared to as at December 31, 2001, the euro appreciated approximately 19% relative to the U.S. dollar, and approximately 81% relative to the Brazilian real. These translation losses were offset in part by decreases in the average risk weighted assets in 2002 of in total EUR 21.2 billion, or 7.6% of which EUR 12.9 billion was attributable to the U.S. dollar and EUR 4.7 billion was attributable to the Brazilian real.

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

Critical Accounting Policies

     Introduction

          Our financial statements have been prepared in conformity with Dutch GAAP. These accounting principles and the material variations from U.S. GAAP are described in more detail in Note 45 to our Consolidated Financial Statements. Both sets of accounting principles require assumptions, estimates and judgements by management. The following is a brief description of the more critical judgement areas in the application of our accounting policies both under Dutch GAAP and U.S. GAAP.

     Allowance for Loan Losses

          Under both Dutch GAAP and U.S. GAAP allowances for loan losses are made to reserve for estimated losses in outstanding loans for which there is any doubt about the borrower’s capacity to repay the principal. Allowances are determined through a combination of specific reviews, statistical modelling and estimates. Certain aspects require judgements at many levels in the organization, such as the identification of loans that are deteriorating, probability of default, the expected loss, the value of collateral and current economic conditions. Though we consider the allowances for loan losses to be adequate, the use of different estimates and assumptions could produce different allowances for loan losses, and amendments to the allowances may be required in the future, as a consequence of changes in the value of collateral, the amounts of cash to be received or other economic events. For a further discussion on our allowance for loan losses, see “—Liquidity and Capital Resources—Selected Statistical Information—Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses—Provisioning Policy” below.

     Fair Value of Financial Instruments

          Under both Dutch GAAP and U.S. GAAP financial instruments, when required, are stated at fair value. Fair values are based on quoted market prices or, if not available, on internally developed pricing models fed by independently sourced market information. However, market information is often limited or even not available. In that case management applies judgement. Other factors that could affect estimates as well are incorrect model assumptions, market dislocations and unexpected correlation. Notwithstanding the judgement required in fair valuing, we believe our estimates of fair value are adequate. However, the use of different models or assumptions could result in changes in our reported results.

     Pension and Post-Retirement Benefits

          Under both Dutch GAAP, since January 1, 2002 (as discussed in the Introduction above), and U.S. GAAP significant pension and post-retirement benefit costs and credits are based on actuarial calculations. Inherent in these calculations are assumptions including discount rates, rate of salary increase and expected return on plan assets. Changes in pension and post retirement costs may occur in the future as a consequence of changes in interest rates, expected return on assets or other assumptions. For a further discussion on the underlying assumptions see Note 13 to the Consolidated Financial Statements.

     Goodwill

          Under U.S. GAAP we have significant intangible assets related to goodwill. ABN AMRO records all assets and liabilities acquired in purchase acquisitions, including goodwill and other acquired intangibles, at fair value as required by SFAS 141. Goodwill and indefinite-lived assets are no longer amortised but are subject, at a minimum, to annual tests for impairment. Other intangible assets are amortised over their estimated useful lives using straight-line and accelerated methods, and are subject to impairment if events or circumstances indicate a possible inability to realise the carrying amount. The initial goodwill and other intangibles recorded and subsequent impairment analysis requires management to make subjective judgements concerning estimates of how the acquired asset will perform in the future using a discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine over an extended timeframe. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behaviours and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions. Impairment is recognized earlier if indications exist and consequent evaluation warrants so.

     Mortgage Servicing Rights

          Mortgage servicing rights are carried at the low end of initial carrying value, adjusted for amortization or fair value. Under Dutch GAAP this includes deferred realized gains and losses on derivative hedges, while under U.S. GAAP this includes the SFAS 133 basis adjustments arising from fair value hedging.

          Mortgage servicing rights are amortized in proportion to and over the life of the net estimated servicing income. Mortgage servicing rights are periodically evaluated for impairment based on their fair value. To obtain fair value, quoted market prices are used when available. If quotes are not available, the fair value is determined by estimating the present value of future net cash flows, taking into consideration portfolio characteristics, prepayment speed of the underlying mortgage loans, discount rates, servicing costs and other economic factors. The fair value of hedges is also included in evaluating possible impairment. The main risk of material changes in the value of the mortgage servicing rights resides in the potential volatility in the assumptions used, particularly the prepayment speed.

          For a further discussion on our mortgage servicing rights see Note 45(g) to the Consolidated Financial Statements, and “Item 4. Information on the Company—Business Overview—Risk Management—Group Asset and Liability Management—Interest Rate Risk—Interest Rate Risk Associated with our Residential Mortgage Business in the United States”.

A. Operating Results

     Financial Overview

          The following tables provide an overview of our total revenue, operating profit before taxes, total assets, risk-weighted assets and offices and branches by SBU and independent subsidiary for each of the years 2002, 2001 and 2000.

	For the Year Ended December 31,

	2002	2001	2000	2002	2001	2000

	Total Revenue			Operating Profit Before Taxes

			(In Millions of EUR)
Consumer & Commercial Clients	10,382	10,203	10,026	2,783	2,347	2,605
Wholesale Clients	5,296	6,193	6,394	1	328	1,114
Private Clients & Asset Management	1,423	1,419	1,451	315	270	458
Corporate Centre	386	249	(30)	382	441	399

Subtotal	17,487	18,064	17,841	3,481	3,386	4,576
LeasePlan Corporation	793	770	628	232	227	149

Total	18,280	18,834	18,469	3,713	3,613	4,725

	At December 31,

	2002	2001	2000	2002	2001	2000

	Total Assets			Risk-WeightedAssets(1)

	(In Millions of EUR)
Consumer & Commercial Clients	229,181	242,796	223,154	143,449	158,141	157,385
Wholesale Clients	238,703	294,711	269,665	67,236	95,171	88,451
Private Clients & Asset
Management	17,000	16,653	15,887	6,751	6,529	5,942
Corporate Centre	60,559	32,712	25,079	1,986	3,530	2,973

Subtotal	545,443	586,872	533,785	219,422	263,371	254,751
LeasePlan Corporation	10,575	10,491	9,384	10,150	10,016	9,102

Total	556,018	597,363	543,169	229,572	273,387	263,853

(1)	Risk-weighted assets are the value of balance sheet assets and off-balance sheet items weighted for risk in accordance with applicable regulatory requirements.

	At December 31,

	2002	2001	2000	2002	2001	2000

	Full-Time Equivalent Staff			Offices and Branches

Consumer & Commercial Clients	71,340	73,736	75,867	3,078	3,161	3,238
Wholesale Clients	20,238	22,423	23,003	122	173	274
Private Clients & Asset Management	6,179	5,879	5,275	116	135	120
Corporate Centre	573	586	579	0	0	0

Subtotal	98,330	102,624	104,724	3,316	3,469	3,632
LeasePlan Corporation	7,227	7,306	7,070	130	103	47

Total	105,557	109,930	111,794	3,446	3,572	3,679

     Results of Operations

          For 2002, net profit decreased by EUR 1,023 million or 31.7% to EUR 2,207 million from EUR 3,230 million in 2001 following the EUR 962 million profit realized on the 2001 sale of European American Bank. In 2002 a EUR 205 million after tax addition to the restructuring reserve was recorded to close the U.S. domestic equities and corporate finance businesses. For 2001, net profit increased by EUR 732 million or 29.3% to EUR 3,230 million from EUR 2,498 million in 2000 due to a EUR 962 million profit realized on the sale of European American Bank, less a EUR 95 million after tax addition to the restructuring reserve, established in 2000 for redundancy payments relating to the “voluntary leaver premium” in The Netherlands. Extraordinary items under Dutch GAAP were: the EUR 205 million after tax addition to the restructuring charge in 2002, the EUR 962 million profit realized on the sale of European American Bank and the EUR 95 million after tax addition to the restructuring reserve in 2001.

          In 2002, net profit excluding extraordinary items under Dutch GAAP increased by EUR 49 million or 2.1% to EUR 2,412 million from EUR 2,363 million in 2001. This was due principally to a EUR 394 million or 7.8% increase in operating profit before loan loss provisioning and income tax and a EUR 44 million or 17.5% decrease in the amount accrued to third parties in respect of their minority interests in the Bank. This was partially offset by the EUR 269 million or 18.9% increase in provisions for loan losses, a EUR 25 million or 104.2% increase in losses under value adjustments to financial fixed assets and a EUR 95 million or 9.5% increase in taxes due to higher pre-tax profits. In 2001, profit excluding extraordinary items under Dutch GAAP decreased EUR 734 million to EUR 2,363 million from EUR 3,097 million in 2000. This was mainly due to a EUR 204 million or 3.9% reduction in operating profit before loan loss provisioning and income tax, the EUR 841 million, or 143.8%, increase in provisions for loan losses (net of a EUR 32 million release from the fund for general banking risks in 2000) and the EUR 67 million change from a EUR 43 million profit in 2000 to a EUR 24 million loss in 2001 under value adjustments to financial fixed assets. This decrease in profit was partially offset by a EUR 326 million lower tax charge due to lower pre-tax profits and a EUR 52 million decrease in the amount accrued to third parties in respect of their minority interests in the Bank.

          During 2002, total revenues decreased by EUR 554 million or 2.9% to EUR 18,280 million as compared to EUR 18,834 million in 2001. Operating expenses decreased by EUR 948 million or 6.9% to EUR 12,823 million as compared to EUR 13,771 million in 2001. The decrease in 2002 revenues resulted from a EUR 575 million decrease in net commissions, a EUR 245 million decrease in net interest revenue, a EUR 75 million decrease in results from financial transactions and EUR 86 million under revenue from securities and participating interests largely due to difficult market conditions. This was partially offset by a EUR 427 million increase in other revenue, mainly due to our North American mortgage origination business. The decrease in 2002 operating expenses was due to a EUR 403 million decrease in staff costs, particularly salary and bonuses, and a EUR 594 million decrease in other administrative expenses due to lower automation expenditures, professional fees and communication charges. This was offset in part by a EUR 49 million increase in depreciation. If the impact of acquisitions and exchange rates are excluded, revenues increased 3.2% and expenses decreased 1.4%.

          During 2001, total revenues increased by EUR 365 million or 2.0% to EUR 18,834 million as compared to EUR 18,469 million in 2000. Operating expenses increased by EUR 569 million or 4.3% to EUR 13,771 million as compared to EUR 13,202 million in 2000. The increase in 2001 revenues resulted mainly from a EUR 686 million increase in net interest revenues and a EUR 358 million increase in other revenue, offset in part by a EUR 666 million decrease in commission revenues and a EUR 17 million decrease in results from financial fixed assets. The increase in operating expenses was principally due to a EUR 193 million increase in staff costs, particularly salary increases and bonuses. In addition, other administrative expenses increased EUR 360 million due to acquisitions and dispositions in North America and automation, communications and housing costs. The net effect of acquisitions and dispositions amounted to an increase of EUR 206 million in revenues and EUR 88 million in expenses.

          Our efficiency ratio, which is operating expenses as a percentage of total revenue, decreased to 70.1% in 2002 from 73.1% in 2001 as compared to 71.5% in 2000.

          The provision for loan losses increased by EUR 269 million or 18.9% in 2002 to EUR 1,695 million from EUR 1,426 million in 2001 due to an even greater amount of corporate defaults than experienced in 2001, coupled with the continued impact of the current difficult economic climate on our small and medium enterprise portfolio. The provision for loan losses increased 131.1% in 2001 to EUR 1,426 million from EUR 617 million in 2000 due to several corporate defaults during the year, coupled with a deterioration of the small and medium enterprise portfolio.

          After taking into account Preference Share and Convertible Preference Share dividends and including extraordinary items in 2002, profit available for distribution to Ordinary Shares decreased EUR 1,023 million to EUR 2,161 million from EUR 3,184 million in 2001, which in turn was a 31.6% or EUR 765 million increase from 2000. Net profit per Ordinary Share was EUR 1.39, EUR 2.10 and EUR 1.63 in 2002, 2001 and 2000, respectively.

Net Interest Revenue

          In 2002, net interest revenue declined by EUR 245 million or 2.4% to EUR 9,845 million as compared to 2001. The principal reason for the decrease in 2002 was the 6.1% decrease in the average balances of private and public sector loan portfolios, especially that of our Wholesale SBU where average risk weighted assets decreased 11.5% compared to 2001. The net interest margin in The Netherlands increased to 1.7% from 1.6% in 2001. The net interest margin in North America increased in 2002 to 1.7% from 1.6% in 2001. Brazil also showed favourable loan portfolio growth, in local currency, and a slightly increased net interest margin of 14.0% in 2002, compared to 13.6% in 2001, which did not fully offset the unfavourable impact of currency depreciation. The net interest margin is generally higher in Brazil due to its relatively high inflation.

          In 2001, net interest revenue rose by EUR 686 million or 7.3% to EUR 10,090 million as compared to 2000. The principal reason for the increase in 2001 was the 14.7% increase in the average balances of private and public sector loan portfolios. The net interest margin in The Netherlands increased to 1.6% from 1.5% in 2000. The net interest margin in North America was unchanged from 2000 at 1.6%, although there was a positive effect from loan volume growth due to organic growth in the mortgage portfolio and the net effect of the acquisition of Michigan National Corporation, less the disposition of European American Bank. Brazil also showed favourable loan portfolio growth and a slightly increased net interest margin of 13.6% in 2001, compared to 13.3% in 2000, which offset the unfavourable impact of currency depreciation.

Net Commissions

          In 2002, net commissions, which consist of revenue from payment services, securities, letters of credit and other financial guarantees and commissions generated from the sale of insurance policies, decreased by EUR 575 million or 11.0% to EUR 4,639 as compared to 2001. The decrease was mainly attributable to poor market conditions, which particularly affected securities commissions, which decreased by EUR 405 million or 24.2% in 2002.

          In 2001, net commissions decreased by EUR 666 million to EUR 5,214, or 11.3% as compared to 2000. The decrease was principally attributable to poor market conditions, which particularly affected securities commissions, which decreased EUR 731 million or 30.4% in 2001. The decrease in securities commissions was partially offset by the EUR 173 million increase in asset management and trust fund commissions, primarily due to the acquisition of Alleghany Asset Management in February 2001.

Results from Financial Transactions

          Results from financial transactions, which reflect primarily securities, foreign exchange and derivatives trading, as well as results from private equity investments, decreased by EUR 75 million, or by 4.8% to EUR 1,477 million in 2002 compared to 2001. Results from financial transactions decreased primarily due to lower profits from securities and derivatives trading and private equity losses. These declines were partially offset by increased revenues from foreign exchange trading.

          Results from financial transactions decreased by EUR 17 million, or by 1.1% to EUR 1,552 million in 2001 from 2000. Results from financial transactions decreased primarily due to lower foreign exchange trading profits and smaller gains on sales of private equity investments. These declines were partially offset by increased revenues from securities trading.

Other Revenue

          In 2002, other revenue, which consists principally of results from mortgage origination fees, mortgage servicing fees, leasing activities, participating interests, insurance activities and securitizations, increased by EUR 427 million or 28.0%. Similar to 2001, our U.S. mortgage business, which is one of the largest originators of mortgage loans in the United States, contributed to this increase as low interest rates resulted in record levels of origination and revenue generated by mortgage servicing rights. This was offset by higher mortgage servicing right amortization, as lower interest rates accelerate prepayment. Revenue from securities and participating interests decreased by EUR 86 million, following the sale of several minority interests in 2001.

          In 2001, other revenue increased by EUR 358 million or 30.7% compared to 2000. The prime reason was mortgage loan origination offset by losses attributable to the impairment charges due to changes in market interest rate conditions affecting the prepayment of mortgage servicing rights. In addition, LeasePlan Corporation (then ABN AMRO Lease Holding) benefited from the full year consolidation of its acquisition of the Dial Group in 2000. Revenue from securities and participating interests in 2001 rose by EUR 4 million, primarily from the sale of several minority interests.

Operating Expenses

          Operating expenses, which consist of staff costs, other administrative expenses and depreciation, decreased in 2002 by EUR 948 million or 6.9% to EUR 12,823 million. The largest decrease under operating expenses was at other administrative expenses where automation costs, professional fees and communication charges were lower. In addition lower salary and performance-related bonuses in our Wholesale Clients SBU also resulted in lower expenses. If the impact of acquisitions and exchange rates are excluded, the decrease was 1.4%.

          Operating expenses increased in 2001 by EUR 569 million or 4.3% compared to 2000 to EUR 13,771 million. The principal factor increasing operating expenses was general salary increases, although this increase was offset by lower performance related bonuses in our Wholesale Clients SBU. Another factor increasing operating expenses was increased legal, automation, communication and marketing expenses associated with the restructuring of the Bank into the three global Strategic Business Units. If the impact of acquisitions and higher exchange rates are excluded, the increase was 3.6%.

          In 2002, staffing costs decreased by EUR 403 million to EUR 7,250 million. In 2001, staffing costs increased by EUR 193 million to EUR 7,653 million. The full-time equivalent workforce, including temporary staff, decreased by 4,373 during 2002 to 105,557 at December 31, 2002, after decreasing by 1,864 employees to 109,930 at December 31, 2001. During 2002 the major decrease in full-time equivalent staff was 2,396 or 3.2% realized in our Consumer & Commercial Clients SBU. There was a decrease of 3,821 or 14.2% in The Netherlands Business Unit, primarily from the restructuring started in 2000, offset by an increase of 1,022 or 4.9% at the Brazil Business Unit. Likewise the decrease in the Wholesale Clients SBU was 2,185 or 9.7%. The decrease in staff costs is in spite of an increase in pension expense following the end of The Netherlands pension holiday. Staffing costs increased in 2001 but the full-time equivalent workforce decreased, partially as a result of the sale of EAB in the second half of 2001. During 2001, the full-time equivalent workforce in the Consumer & Commercial Clients SBU decreased by 2.8%. The Wholesale Clients SBU decreased its full-time workforce by 2.5%. These decreases were principally due to the closure or sale of our business in certain countries. The Private Clients & Asset Management SBU increased its full-time workforce by 11.5% largely due to the acquisition of Alleghany Asset Management.

Provision for Loan Losses

          Provision for loan losses increased by EUR 269 million or 18.9% to EUR 1,695 million from EUR 1,426 million in 2001. The largest increase of the provision for loan losses was realized in the Wholesale Clients SBU where the increase was EUR 199 million following the impact of corporate failures, especially in the United States. At the Consumer & Commercial Clients SBU the increase in loan loss provisions was EUR 79 million due to the impact of the economic climate on our small and medium sized enterprise portfolio. The increase was EUR 29 million in The Netherlands and EUR 35 million in North America. In Brazil the full provisioning of our USD-linked lease book led the local currency provision to increase but after the depreciation of the local currency the loan loss provision remained unchanged in euros. The provision for developing countries was recorded in the Corporate Centre SBU and resulted in a charge of EUR 41 million in 2002.

          Provision for loan losses increased by EUR 809 million or 131.1% from EUR 617 million in 2000 to EUR 1,426 million in 2001. The exposure for developing countries recorded in the Corporate Centre was EUR 46 million in 2001 following a release of EUR 197 million in 2000, which explains EUR 243 million of the increase. EUR 395 million of the increased provision for loan losses occurred in the Wholesale Clients SBU following several corporate defaults during the year. The provision for loan losses increased at the Consumer & Commercial Clients SBU by EUR 190 million due to: an increase of EUR 252 million in North America as a result of defaults on loans to small and medium sized enterprises as well as losses in the leveraged finance book; an increase of EUR 32 million in The Netherlands as a result of defaults on agricultural loans following the foot and mouth crisis in 2001; and an increase of EUR 22 million in Brazil as a result of the deterioration of the consumer debt portfolio; partially offset by decreases in the rest of the world. In 2001, there was no release from the fund for general banking risks compared to the release of EUR 32 million in 2000. However, the fund for general banking risks increased EUR 62 million during 2001 as a result of acquisitions and currency translation differences resulting in the fund’s level of EUR 1,381 million at December 31, 2001. The combined profit and loss impact of the provision for loan losses and release from the fund for general banking risks amounted to EUR 585 million in 2000.

          For further information concerning our loan loss provisioning policy, specific allowances for loan losses and country risk, fund for general banking risks and credit quality ratios, see “Item 3. Key Information—Selected Financial Data” and Notes 4, 14 and 34 to the Consolidated Financial Statements.

Value Adjustments to Financial Fixed Assets

          Value adjustments to financial fixed assets includes differences, both realized and unrealized, in the value of shares in the Bank’s investment portfolios arising from the changes in the stock market prices of these shares. In 2002, there was a net increase of value adjustments to financial fixed assets of EUR 25 million to EUR 49 million compared to 2001 when there was a net increase of EUR 67 million compared to 2000.

Income Taxes

          Income taxes on operating profit in 2002 increased EUR 95 million or 9.5% in 2002 from EUR 998 million to EUR 1,093 million, mainly attributable to increased pre-tax income. The effective tax rate was 29% in 2002 compared to 28% for 2001. The effective tax rate is affected by changes in the relative contributions to income from different countries as well as the level of tax exempt income. Higher tax exempt revenues in The Netherlands and Brazil were offset partly by non-deductible losses in the Wholesale Clients SBU.

          Income taxes on operating profit in 2001 decreased 24.6% from EUR 1,324 million in 2000 to EUR 998 million, mainly attributable to decreased pre-tax income. The effective tax rate remained flat at 28% for 2001 compared to 2000.

Minority Interests

          The share of operating profit after taxes attributable to third parties as a result of their minority interests in the Bank decreased from EUR 252 million in 2001 to EUR 208 million in 2002. The reasons contributing to the decrease in minority interests include lower expenses from preference shares as a result of lower interest rates and foreign currency effects.

          In 2001, the share of operating profit after taxes attributable to third parties as a result of their minority interests in the Bank decreased from EUR 304 million in 2000 to EUR 252 million. The cause of the decrease in minority interests include lower expenses from preference shares as a result of redemptions and the disposition of preference shares issued by the European American Bank as well as our increased ownership percentages in Brazilian and French subsidiaries.

Results of Operations by Strategic Business Unit

          Since January 1, 2001, the Bank has been operating under a structure that includes three Strategic Business Units, the Corporate Centre and an independently managed subsidiary, LeasePlan Corporation. The following discusses the results of operations of each Strategic Business Unit, the Corporate Centre and LeasePlan Corporation for years 2002, 2001 and 2000.

Consumer & Commercial Clients Strategic Business Unit

          The following table sets forth selected information pertaining to the Consumer & Commercial Clients SBU for the years 2002, 2001 and 2000.

	At or For the Year Ended December 31,

	2002	2001	2000

	(In Millions of EUR Except Staff, Branches and Percentages)

Net interest revenue	6,853	6,812	6,970
Net commissions	1,658	1,852	1,988
Results from financial transactions	226	272	266
Other revenue	1,645	1,267	802

Total revenue	10,382	10,203	10,026
Operating expenses	6,710	7,052	6,809
Provision for loan losses	881	802	612
Value adjustments to financial fixed assets	8	2	0

Operating profit before taxes	2,783	2,347	2,605
Taxes	744	584	700
Minority interests	21	99	129

Net profit	2,018	1,664	1,776

Total assets	229,181	242,796	223,154
Risk weighted assets	143,449	158,141	157,385
Full-time equivalent staff	71,340	73,736	75,867
Number of offices and branches	3,078	3,161	3,238
Efficiency ratio (in %)	64.6	69.1	67.9

          Operating profit before tax in 2002 increased by EUR 436 million or 18.6% to EUR 2,783 million principally due to favourable mortgage results in North America and lower expenses, offset in part by increased provisions for loan losses realized on small and medium enterprise loans in The Netherlands and North America as a result of the economic environment. Taxes in 2002 increased by EUR 160 million to EUR 744 million as a result of higher operating profit before taxes. Minority interest decreased by EUR 78 million to EUR 21 million, which primarily reflects the transfer of presentation of dividends on preference shares issued in North America to Corporate Centre.

          Total revenue in 2002 increased by EUR 179 million or 1.8% to EUR 10,382. Operating expenses decreased by EUR 342 million or 4.8% to EUR 6,710 million.

          Operating profit before taxes in 2001 decreased by EUR 258 million or 9.9% to EUR 2,347 million due to increased provisions for loan losses in each of our home markets as a result of increased consumer and commercial loan defaults and a 1.2 percentage point increase in the efficiency ratio. Taxes decreased by EUR 116 million to EUR 584 million in 2001 compared to 2000, as a result of lower operating profit before taxes. Minority interest by decreased EUR 30 million to EUR 99 million as a result of a lower level of issued preference shares following the sale of European American Bank during the year.

          Total revenue in 2001 increased EUR 177 million or 1.8% over 2000 levels. Operating expenses increased by EUR 243 million or 3.6% in 2001 as compared to 2000.

Net Interest Revenue

          Net interest revenue increased in 2002 by EUR 41 million or 0.6%. The increase was primarily due to higher average volumes and favourable spreads in The Netherlands. This was partially offset by foreign currency translation effects on North American and Brazilian interest revenues.

          Total average assets decreased in 2002 by EUR 10.4 billion or 6.4% as compared to 2001. Private sector loan volume increased in 2002 by 4.2% to EUR 180.1 billion as compared to 2001.

          Net interest revenue decreased in 2001 by EUR 158 million or 2.3%. The decrease was principally due to the transfer of certain loan portfolios to the Wholesale Clients SBU and the impact of the depreciation of the Brazilian real on our business. The decrease in net interest revenue was partially offset by favourable mortgage portfolio growth in North America, despite a slightly tighter margin.

Net Commissions

          The following table sets forth total net commissions and its components for the Consumer & Commercial Clients SBU for 2002, 2001 and 2000.

	For the Year Ended December 31,

	2002	2001	2000

	(In Millions of EUR)
Payment services	979	1,018	988
Insurance	160	174	183
Securities	188	223	370
Guarantees	70	68	70
Other	261	369	377

Total net commissions	1,658	1,852	1,988

          Net commissions in 2002 decreased EUR 194 million or 10.5% to EUR 1,658 million. Payment services declined EUR 39 million or 3.8% reflecting lower volumes of payment activity by clients. Insurance commission declined EUR 14 million or 8% compared to 2001 mainly due to continued lower sales in life insurance policies as a result of changes in tax regulations in The Netherlands.

          Securities commissions were EUR 35 million or 15.7% lower than in 2001 due to lower demand for services by clients as a result of poor market conditions. Other commissions declined EUR 108 million or 29.3% primarily due to considerable amortization on Mortgage Servicing Rights in North America as a consequence of large volumes of refinancing of mortgages.

          Net commissions in 2001 decreased EUR 136 million or 6.8% to EUR 1,852 million mainly as a result of reduced revenues from securities transactions and lower fees resulting from advisory and leasing transactions, as reflected under other commissions, offset in part by increased fees for payment services. Commissions from securities decreased EUR 147 million or 39.7% due to lower demand for our services by clients and smaller sized orders as a result of poor market conditions. Payment services increased EUR 30 million or 3.0% reflecting greater volumes of payment activity by clients. Insurance commissions in 2001 were EUR 9 million lower than in 2000 mainly due to the decline in sales of life insurance premiums as a result of changes in tax regulations in The Netherlands.

Results from Financial Transactions

          The following table sets forth total results from financial transactions and the principal components thereof for the Consumer & Commercial Clients SBU for 2002, 2001 and 2000.

	For the Year Ended December 31,

	2002	2001	2000

	(In Millions of EUR)
Foreign exchange dealing	152	109	133
Securities trading	112	149	123
Other	(38)	14	10

Total results from financial transactions	226	272	266

          In 2002, results from financial transactions decreased by EUR 46 million or 16.9%. Results from foreign exchange dealing increased by EUR 43 million, primarily as a result of considerable profits on dealings in Brazil. This was only partially offset by lower results in Europe, where the introduction on January 1, 2002 of the euro-denominated bills and coins as legal tender replaced national currencies, causing lower demand for foreign exchange transactions. Results from securities trading decreased by EUR 37 million as compared to 2001, principally as a result of losses in our market positions. Other results from financial transactions decreased by EUR 52 million mainly due to losses on derivatives trading in Brazil.

          In 2001, results from financial transactions increased by EUR 6 million or 2.3%. Results from foreign exchange dealing decreased EUR 24 million in 2001 primarily as a result of reduced client demand for foreign exchange transactions, while securities trading increased EUR 26 million mainly reflecting gains in our market positions.

Other Revenue

          Other revenue for the Consumer & Commercial Clients SBU consists principally of results from insurance activities, participating interests and, to a lesser extent, property development and rental revenue as well as revenue from our U.S. mortgage origination, securitization and servicing business. Other revenue derived from insurance consists of the underwriting results, excluding staff expenses of our property and casualty insurance subsidiaries, including ABN AMRO Schadeverzekering, and ABN AMRO Levensverzekering, our life insurance subsidiary.

          Other revenue in 2002 increased by EUR 378 million or 29.8% mainly due to the continued favourable environment in North America for mortgage origination and related revenues.

          Participations showed lower results on our participation in Capitalia compensated in part by higher results in our participations in Hungary and Saudi Arabia. A profit of EUR 59 million was realized through the sale of our participation in Kredietbank Luxembourg.

          Other revenue in 2001 rose by EUR 465 million or 58.0% principally due to the favourable environment in North America for mortgage origination and related revenues.

Operating Expenses

          The following table sets forth operating expenses for the Consumer & Commercial Clients SBU for 2002, 2001 and 2000.

	For the Year Ended December 31,

	2002	2001	2000

	(In Millions of EUR)
Staff costs	3,811	3,997	3,822
Other administrative expenses	2,237	2,398	2,328
Depreciation	662	657	659

Total	6,710	7,052	6,809

          In 2002, the EUR 342 million or 4.8% decrease in operating expenses was due to lower average exchange rates for the USD and Brazilian real (BRL) compared to 2001, and cost control across the Group, including the impact of a restructuring in The Netherlands. Staff costs decreased EUR 186 million or 4.7% due to the exchange rate impact and fewer full-time equivalent staff in The Netherlands following the restructuring. Other administrative expenses decreased EUR 161 million or 6.7% due again to the exchange rate impact but also the strict adherence to control over manageable incidental costs. Automation expenses were down EUR 215 million or 42.5% compared to 2001, offset by higher property and commercial expenses.

          In 2001, the EUR 243 million or 3.6% increase in operating expenses largely stemmed from the acquisition of Michigan National Corporation and increased costs relating to mortgage origination, offset partially by the sale of European American Bank. Staff costs increased by EUR 175 million or 4.6% to EUR 3,997 million due to performance related pay and the result of new collective labour agreements in The Netherlands and Brazil. Other administrative expenses increased EUR 70 million in 2001 due to higher automation, commercial and legal expenses.

          At year-end 2002, the full-time equivalent workforce, including temporary staff, totalled 71,430, representing a decrease of 3.2% as compared to 2001.

          At year-end 2001, the full-time equivalent workforce, including temporary staff, totalled 73,736, representing a decrease of 2.8% as compared to 2000.

Provision for Loan Losses and Value Adjustments to Financial Fixed Assets

          In 2002, private sector loans decreased by EUR 8.4 billion or 4.6% to EUR 172.5 billion as a result of a stronger euro compared to the U.S. dollar. The provision for loan losses increased in 2002 by EUR 79 million or 9.9%. Risk-weighted assets amounted to EUR 143.4 billion at year-end 2002, down 9.3% or EUR 14.7 billion from EUR 158.1 billion at the end of 2001.

          In 2001, private sector loans rose by EUR 11 billion or 6.5% to EUR 180.8 billion primarily as a result of net acquisitions. The provision for loan losses increased in 2001 by EUR 190 million or 31.0%. Risk-weighted total assets amounted to EUR 158,141 million at year-end 2001, up 0.5% or EUR 756 million from 2000.

          Value adjustments to financial fixed assets showed a loss of EUR 8 million in 2002, reflecting unrealized losses on shares held in our share investment portfolio compared to loss in 2001. Value adjustments to financial fixed assets showed a loss of EUR 2 million in 2001, reflecting unrealized losses on shares held in our share investment portfolio compared to no gain or loss in 2000.

Taxes

          In 2002 taxes increased EUR 160 million or 27.4% to EUR 744 million as a result of higher operating profit before taxes and despite a tax benefit realized in Brazil. In 2001 we saw the reversed situation as compared to 2000, with taxes decreasing EUR 116 million or 16.6% to EUR 584 million. Operating result in 2001 was considerably lower and, consequently, taxes were lower as well.

Minority Interests

          Minority interest in the Consumer & Commercial Clients SBU consists primarily of our operations in Brazil, France and Thailand. In 2002 the share of minority interest by third parties in operating profit after taxes decreased EUR 78 million to EUR 21 million. The main reason for the decrease was that the minority interest attributable to North America in 2001 was transferred and attributed to the Corporate Centre in 2002.

          The decrease of EUR 30 million in minority interests in 2001 to EUR 99 million was primarily caused by a lower level of issued preference shares following the sale of European American Bank during 2001.

          Set forth below is a discussion of selected financial information for the geographic business units of the Consumer & Commercial Clients Strategic Business Unit.

     The Netherlands

          The following table sets forth-selected information pertaining to The Netherlands Business Unit for years 2002, 2001 and 2000.

	For the Year Ended December 31,

	2002	2001	2000

	(In Millions of EUR)
Net interest revenue	2,323	2,102	2,382
Net commissions	650	697	763
Results from financial transactions	26	56	54
Other revenue	109	134	81

Total revenue	3,108	2,989	3,280
Operating expenses	2,554	2,596	2,561
Provision for loan losses	137	108	76
Value adjustments to financial fixed assets	8	1	-

Operating profit before taxes	409	284	643
Taxes	135	89	193
Minority interest	1	0	0

Net profit	273	195	450

          In 2002, the results of The Netherlands Business Unit of the Consumer & Commercial Clients SBU recovered from the decrease in 2001. Net profit in 2002 increased 40.0% to EUR 273 million. This increase was mainly due to higher revenues and lower costs against higher provisions for loan losses and higher taxes.

          The increase in total revenue for 2002 of 4.0% to EUR 3,108 million was largely attributable to 10.5% higher net interest revenues to EUR 2,323 million. The Business Unit Netherlands benefited significantly in the interest revenues by a revision of the allocation of some client accounts and internal accounts. Furthermore interest income was higher due to the fall in short-term interest rates, especially in the last quarter.

          Net commissions 2002 of EUR 650 million were 6.7% below 2001 primarily as a result of lower securities commissions due to a reduction in securities transactions reflecting the stock exchange climate. This was partly offset by higher insurance commissions.

          Results from financial transactions were EUR 30 million lower in 2002 due to reduced trading activities and lower results on exchange trading.

          In 2002, other revenue for The Netherlands Business Unit decreased EUR 25 million or 18.7% to EUR 109 million, principally as a result of lower insurance revenues at the Dutch insurance subsidiaries and lower revenues from participating interests due to lower realised gain from divestments compared to 2001.

          The EUR 42 million or 1.6% decrease in operating expenses in 2002 largely stemmed from lower staff costs as a result of the staff reductions made in the cost reduction program “No Detours”, along with lower other administrative expenses as a result from the aforementioned reduction in staff and tighter cost controls. The provisions for loan losses increased in 2002 by EUR 29 million or 26.9%. This reflected the weaker economic climate in The Netherlands. Value adjustments to financial fixed assets showed a loss of EUR 8 million in 2002, reflecting losses on shares.

          The efficiency ratio, which is the ratio between expenses and revenues, improved from 87% in 2001 to 82% in 2002, resulting from the higher revenues and lower costs.

          Our market share in the mortgage market decreased to 17.5% in 2002 from 18.2% in 2001 due to our continued strategy to concentrate more on quality and profitability and less on market share.

          At year-end 2002, the full-time equivalent workforce, including temporary staff, of The Netherlands Business Unit totalled 23,156. Compared to December 2001 the full-time equivalent workforce decreased in 2002 by 3,821 as a result of the “No Detours” program.

          In 2001, The Netherlands Business Unit of the Commercial & Commercial Clients SBU experienced a decrease of EUR 359 million or 55.8% in operating profits before taxes as compared to 2000. The decrease in 2001 was due to a EUR 291 million or 8.9% decrease in revenue and slightly increased operating expenses and loan loss provisions. The decrease in revenue was largely attributable to a EUR 280 million decrease in interest as a result of decreased net interest revenue following the transfer of some portfolios to the Wholesale Clients SBU. Net commissions in 2001 decreased EUR 66 million or 8.7% to EUR 697 million primarily due to a reduction in securities transactions by customers following the record levels set in 2000. Results from financial transactions in 2001 increased by EUR 2 million or 3.7% as compared to 2000. This was mainly due to trading profits from positions taken by the regional treasury desks. In 2001, other revenue for The Netherlands Business Unit increased EUR 53 million or 65.4% to EUR 134 million, largely as a result of higher insurance revenues at the Dutch insurance subsidiaries and revenue from participating interests.

          The EUR 35 million or 1.4% increase in operating expenses largely stemmed from increased staff costs resulting from the collective labour agreement, costs related to the introduction of the euro and an increase in marketing costs. The provision for loan losses increased in 2001 by EUR 32 million or 42.1%. This was mainly caused by defaults on agricultural loans following the foot and mouth crisis in The Netherlands in the first half of 2001. Value adjustments to financial fixed assets showed a loss of EUR 1 million in 2001 after no loss in 2000, reflecting unrealized losses on shares held in our investment portfolio.

          Our market share in the mortgage market decreased to 18.2% in 2001 from 19.5% in 2000 due to our continued strategy to concentrate more on quality and profitability and less on market share.

          At year-end 2001, the full-time equivalent workforce, including temporary staff, of The Netherlands Business Unit totalled 26,977. January 15, 2002 marked the end of the period in which 75% of the employees of The Netherlands Business Unit could express their intention to make use of a voluntary staff departure scheme. As part of the program, 6,673 employees opted to either resign voluntarily and receive a voluntary leaver premium or for early retirement. The composition and the number of employees opting for the voluntary leaver premium differed from what was initially expected. An additional provision of EUR 147 million was therefore accrued as an extraordinary item in the Corporate Centre. At year-end 2000, the full-time equivalent workforce, including temporary staff, of The Netherlands Business Unit totalled 28,955.

     North America

          The following table sets forth selected information pertaining to the North America Business Unit for years 2002, 2001 and 2000.

	For the Year Ended December 31,

	2002	2001	2000

	(In Millions of EUR)
Net interest revenue	2,616	2,652	2,340
Net commissions	711	815	585
Results from financial transactions	153	133	57
Other revenue	1,038	652	436

Total revenue	4,518	4,252	3,418
Operating expenses	2,307	2,378	1,990
Provision for loan losses	477	442	190

Operating profit before taxes	1,734	1,432	1,238
Taxes	604	432	379
Minority interests	0	84	118

Net profit	1,130	916	741

          In 2002, the North America Business Unit of the Consumer & Commercial Clients SBU achieved an increase of EUR 302 million or 21.1% in operating profits before taxes as compared to 2001. The increase in 2002 reflected a EUR 302 million increase in non-interest revenue and a EUR 71 million decrease in operating expenses, partially offset by a EUR 36 million decrease in net interest revenue to EUR 2.6 billion and a EUR 35 million increase in provisions for loan losses. The primary reason for the 2002 increase in revenue was the higher volume of mortgage originations and the related fee income. The acquisition of Michigan National Corporation and the resultant operating synergies also contributed to the favourable result, offset in part by the decrease in operating profit contribution following the 2001 sale of European American Bank.

          Net interest income was favourably impacted by high mortgage loan held-for-sale balances. Net commissions in 2002 decreased EUR 104 million or 13% to EUR 711 million mainly due to the sale of EAB in 2001. Results from financial transactions in 2002 increased by EUR 20 million or 15% as compared to 2001 due largely to profits from the sale of retail oriented fixed income securities to broker-dealers. In 2002, other revenue for the North America Business Unit increased EUR 386 million to EUR 1,038 million, primarily due to the low U.S. interest rate environment during 2002 which led to a record year for mortgage origination and related fee income. Mortgage originations increased 45% over the prior year and origination market share grew from 3.9% in 2001 to 4.8% in 2002. This was offset in part by a decrease in income from bank owned life insurance.

          The EUR 71 million or 3.0% decrease in operating expenses was largely due to the favourable impact of foreign currency exchange rates offset by costs related to a historically high volume of mortgage origination.

          The provision for loan losses increased in 2002 by EUR 35 million or 7.9% to EUR 477 million. The increase in the provision for loan losses resulted from deteriorating credit resulting from the economic slowdown.

          Minority interests declined to zero following the transfer and attribution to the Corporate Centre.

          At year-end 2002, the full-time equivalent workforce, including temporary staff, of the North America Business Unit totalled 18,680, an increase of 2.5% compared to 2001.

          In 2001, the North America Business Unit achieved an increase of EUR 194 million or 15.7% in operating profits before taxes as compared to 2000. The increase in 2001 reflected a EUR 312 million or 13.3% increase in net interest revenue to EUR 2,652 million and a EUR 522 million increase in non-interest revenue, offset by a EUR 388 million increase in operating expenses and a EUR 252 million increase in provisions for loan losses. The primary reason for the increase in revenue was the higher volume of mortgage origination and the related fee income generated as well as the acquisition of Michigan National Corporation, offset in part by the sale of European American Bank. Net commissions in 2001 increased EUR 230 million or 39.3% to EUR 815 million as a result of an increase in banking transactions and commissions from brokerage activities.

          Results from financial transactions in 2001 increased by EUR 76 million or 133.3% as compared to 2000 due largely to profits from the sale of retail oriented fixed income securities to broker-dealers. In 2001, other revenue increased EUR 216 million to EUR 652 million, primarily due to the decrease in U.S. interest rates during 2001 which led to a record year for mortgage origination and the related fee income generated. In addition, the increase in other revenue resulted from profits realized on the sale of a merchant credit card processing business and the sale of 23 non-strategic branches.

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

          At year-end 2001, the full-time equivalent workforce, including temporary staff, of the North America Business Unit totalled 18,139, an increase of 6.9% compared to 2000. This reflects the acquisition of Michigan National Corporation and organic growth, offset by the sale of European American Bank.

     Brazil

          The following table sets forth selected information pertaining to the Brazil Business Unit for years 2002, 2001 and 2000.

	For the Year Ended December 31,

	2002	2001	2000

	(In Millions of EUR)
Net interest revenue	1,385	1,520	1,594
Net commissions	175	226	362
Results from financial transactions	30	44	35
Other revenue	146	130	122

Total revenue	1,736	1,920	2,113
Operating expenses	1,199	1,290	1,427
Provision for loan losses	193	193	171

Operating profit before taxes	344	437	515
Taxes	(57)	39	106
Minority interests	10	9	50

Net profit	391	389	359

          In 2002, the results of the Brazil Business Unit of the Consumer & Commercial Clients SBU were stable, despite the less favourable economic scenario. Compared to 2001, net profit experienced an increase of EUR 2 million.

          Total revenue fell by 9.6% in 2002 to EUR 1,736 million and operating expenses were down 7.1% to EUR 1,199 million. The decrease in operating profits before taxes is largely attributable to the 23% depreciation of the average Brazilian real/euro exchange rate in 2002 compared to 2001. Excluding the negative foreign exchange effect, revenues increased 24% mainly due to higher average volumes, in spite of a decreasing average spreads scenario while operating expenses increased 28%.

          Net interest revenue declined by 8.9% to EUR 1,385 million as a result of the negative foreign exchange effect, but rose 25% in terms of the local currency view, partially caused by higher average loan volumes. Net commissions decreased EUR 51 million, but increased 6% in terms of reals, mainly because of higher auto loans production and associated fees charged. Results from financial transactions were EUR 14 million lower in 2002 primarily due to treasury positioning and market volatility. Other revenue was up by EUR 16 million, primarily due to successful sales campaigns in the insurance business.

          Operating expenses fell by 7.1% to EUR 1,199 million during the year. In local currency, operating expenses were up 28% primarily driven by higher staff costs as a result of a new collective labour agreement, settling of labour claims, increased pension fund benefits and some other non-recurring items, higher other administrative expenses caused by institutional consulting services expenses and higher fixed assets depreciation costs.

          Provision for loan losses in euro was unchanged from 2001 at EUR 193 million. However, adjusted for the foreign exchange difference, provisions increased by 37% mainly because of a charge to fully reserve the U.S. dollar linked car-leasing contracts.

          In 2002, the tax credit of EUR 57 million is mainly explained by the availability of tax credits following a recapitalization, along with the positive impact on the net tax position associated to the depreciation of Brazilian real against U.S. dollar.

          This year, there was no change on minority interests and accruals were consistent with 2001 as minority shareholders are entitled to about 2% of our profit after taxes. In 2001, minority interest decreased EUR 41 million to EUR 9 million following transactions to buy-out minority shareholders whereby their interest decreased from 12% to 3% on average.

          At year end 2002, the number of full-time equivalent workforce, including temporary staff, totalled up 21,954 in the Brazil Business Unit, an increase of 1,022 compared to 2001.

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

          Net interest revenue decreased in 2001 by EUR 74 million or 4.6% as a result of the 19% depreciation of the average Brazilian real/euro exchange rate, offset in part by increased loan volumes generating higher Brazilian real interest revenue. Net commissions in 2001 decreased EUR 136 million or 37.6% to EUR 226 million due to the lower cost of fees on auto financing in 2000. Results from financial transactions in 2001 increased by EUR 9 million or 25.7% as compared to 2000. This was mainly driven by our treasury positions in a volatile market. In 2001, other revenue for the Brazil Business Unit increased EUR 8 million or 6.6% to EUR 130 million, primarily due to greater underwriting activity in the insurance business.

          The EUR 137 million or 9.6% decrease in operating expenses largely stemmed from the impact of the decrease in the average foreign exchange rate and cost control programs. The provision for loan losses increased in 2001 by EUR 22 million or 12.8% to EUR 193 million. This was mainly caused by a one-time provisioning in the consumer debt portfolio, especially relating to auto financing.

          At year-end 2001, the full-time equivalent workforce, including temporary staff, of the Brazil Business Unit totalled 20,932, an increase of 76 compared to 2000.

     Rest of the World

          Business unit Rest of the World includes our operations in Italy, Hungary, France, Belgium, India, Saudi Arabia, Bank of Asia (Thailand), Hong Kong, Taiwan, and Bouwfonds (The Netherlands). The following table sets forth selected information pertaining to the operations of the Consumer & Commercial Clients SBU in the rest of the world for years 2002, 2001 and 2000.

	For the Year Ended December 31,

	2002	2001	2000

	(In Millions of EUR)
Net interest revenue	529	538	654
Net commissions	122	114	278
Results from financial transactions	17	39	120
Other revenue	352	351	163

Total revenue	1,020	1,042	1,215
Operating expenses	650	788	831
Provision for loan losses	74	59	175
Value adjustments to financial fixed assets	-	1	-

Operating profit before taxes	296	194	209
Taxes	62	24	22
Minority interests	10	6	(39)

Net profit	224	164	226

          In 2002, the operations of the Consumer & Commercial Clients SBU in the rest of the world experienced an increase of EUR 60 million or 36.6% in net profit as compared to 2001. Revenues remained at almost the same level as in 2001 and the improvement was mainly realized through lower costs following the write-off of non-recurring costs related to an automated brokerage project in 2001 and through divestitures. A higher operating profit has resulted in higher taxes as well as a higher share for minority interests.

          Net interest revenues decreased in 2002 by EUR 9 million or 1.7%. Net commissions in 2002 increased EUR 8 million or 7.0%. Results from financial transactions decreased with EUR 22 million to EUR 17 million or 56.4%. In this category specifically foreign exchange dealings showed a decline, mainly due to the introduction of the euro denominated bills and coins.

          The level of other revenue in 2002 was virtually unchanged compared to 2001. Our share of the disappointing performance of Capitalia in Italy was offset by profits of EUR 59 million from the sale of our participation in Kredietbank Luxembourg.

          The provision for loan losses increased in 2002 by EUR 15 million or 25.4% to EUR 74 million. Some larger provisions had to be taken for expected losses in Belgium and Hong Kong.

          In 2001, the operations of the Consumer & Commercial Clients SBU in the rest of the world experienced a decrease of EUR 15 million or 7.2% in operating profits before taxes as compared to 2000. The decrease was due to lower revenues largely offset by lower expenses and a lower provision for loan losses. Total revenue in 2001 decreased EUR 173 million or 14.2% from 2000 levels due to lower results at Bank of Asia, Capitalia (then Banca di Roma) in Italy and the Kereskedelmi és Hitelbank in Hungary.

          Net interest revenue decreased in 2001 by EUR 116 million or 17.7%. Net commissions in 2001 decreased EUR 164 million or 59.0% to EUR 114 million. Results from financial transactions in 2001 decreased by EUR 81 million or 67.5% as compared to 2000. In each case, the decrease was principally due to the deconsolidation of our interest in Hungary. We still own 40% of the merged entity Kereskedelmi és Hitelbank, and reflect these results solely under other revenue from securities and participating interests. In addition, the decrease was due to the sale or closure of our operations in certain countries and the transfer of our operations in the Philippines, Indonesia and Columbia to the Wholesale Clients SBU. The decrease was also due to the write-off of non recurring costs related to an automated brokerage project.

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

          The provision for loan losses decreased in 2001 by EUR 116 million or 66.3% to EUR 59 million. This was mainly caused by lower loan loss provisions at the Bank of Asia and Bouwfonds. Value adjustments to financial fixed assets showed a loss of EUR 1 million in 2001, reflecting losses on shares held in our share investment portfolio.

          At year-end 2001 and 2000, the full-time equivalent workforce, including temporary staff, of the Consumer & Commercial Clients SBU in the rest of the world totalled 7,688 and 9,513, respectively.

Wholesale Clients Strategic Business Unit

          The following table sets forth selected information pertaining to the Wholesale Clients SBU for years 2002, 2001 and 2000.

	Year Ended December 31,

	2002	2001	2000

	(In Millions of EUR Except Staff, Offices, Branches and Percentages)
Net interest revenue	2,115	2,378	1,683
Net commissions	1,866	2,220	2,819
Results from financial transactions	1,092	1,322	1,456
Other revenue	223	273	436

Total revenue	5,296	6,193	6,394
Operating expenses	4,549	5,302	5,175
Provision for loan losses	742	543	148
Value adjustments to financial fixed assets	4	20	(43)

Operating profit before taxes	1	328	1,114
Taxes	78	124	285
Extraordinary results (net)	(205)	-	-
Minority interests	12	17	19

Net profit	(294)	187	810

Total assets	238,703	294,711	269,665
Risk-weighted assets	67,236	95,171	88,451
Full-time equivalent staff	20,238	22,423	23,003
Number of offices and branches	122	173	274
Efficiency ratio (in %)	85.9	85.6	80.9

          In 2002, the Wholesale Clients SBU had a EUR 327 million or 99.7 % decrease in operating profit before taxes as compared to 2001. The decrease in 2002 was due both to sharply higher loan loss provisions, along with a EUR 144 million or 16.2% decrease in pre-provisions operating result. Total revenue in 2002 decreased EUR 897 million or 14.5% from 2001 levels, but operating expenses decreased almost as rapidly by EUR 735 million or 14.2%. Loan loss provisions increased by EUR 199 million or 36.6% driven by the high volume of corporate failures. The net profit declined by EUR 481 million from the 2001 level, with the decrease in pre-tax operating profit being exacerbated by a EUR 205 million, net of tax, restructuring charge, slightly offset by a EUR 46 million reduction in the tax charge.

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

Net Interest Revenue

          Net interest revenue decreased in 2002 by EUR 263 million or 11.1%, mainly due to improved interest margins being outweighed by lower risk weighted assets and currency effects.

          Net interest revenue increased in 2001 by EUR 695 million or 41.3%. Net interest revenue increased in 2001 principally due to favourable developments in interest margins and the transfer of loan portfolios from the Consumer & Commercial Clients SBU.

Net Commissions

          The following table sets forth total net commissions and the components thereof for the Wholesale Clients SBU for years 2002, 2001 and 2000.

	Year Ended December 31,

	2002	2001	2000

	(In Millions of EUR)
Payment services	346	352	374
Insurance	4	5	4
Securities	856	1,197	1,709
Other	660	666	732

Total net commissions	1,866	2,220	2,819

          Net commissions for 2002 decreased by EUR 354 million or 15.9% to EUR 1,866 million. Securities commissions for 2002 decreased by EUR 341 million or 28.5% to EUR 856 million. This decrease was mainly due to unfavourable market conditions. Payment services and transactions decreased slightly in 2002 by EUR 6 million or 1.7% due to a decreased volume of transactions. Other net commissions, which is comprised of guarantee fees, merger and acquisition fees, structured finance fees and other fees for advisory and other intermediary services, also decreased slightly by EUR 2 million in 2002, as a result of continued decreased corporate finance activity.

          Net commissions for 2001 decreased by EUR 599 million or 21.2% to EUR 2,220 million. Securities commissions for 2001 decreased by EUR 512 million or 30.0% to EUR 1,197 million. This decrease was due to unfavourable market conditions. Payment services and transactions decreased by EUR 22 million or 5.8% due to a decreased volume of transactions and a lower fee structure. Other net commissions, which is comprised of guarantee fees, merger and acquisition fees, structured finance fees and other fees for advisory and other intermediary services, decreased by EUR 66 million in 2001 principally as a result of decreased corporate finance activity.

Results from Financial Transactions

          The following table sets forth the results from financial transactions and its components for the Wholesale Clients SBU for years 2002, 2001 and 2000.

	Year Ended December 31,

	2002	2001	2000

	(In Millions of EUR)
Securities trading	365	676	301
Foreign exchange dealing	487	343	409
Derivatives trading	417	466	496
LDC debt trading	-	6	32
Other	(177)	(169)	218

Total results from financial transactions	1,092	1,322	1,456

          Results from financial transactions in 2002 decreased EUR 230 million or 17.4% as compared to 2001. This was mainly because of a sharp decrease (EUR 311 million or 46%) in securities trading, driven both by unfavourable market conditions in 2002 and unusually high results in 2001 because of our market positions at the time of the various interest rate movements in that year. We also made further write-downs of EUR 262 million in the private equity portfolio in 2002, but foreign exchange dealing income improved by EUR 144 million or 42%, primarily driven by increased market share.

          Results from financial transactions in 2001 decreased EUR 134 million or 9.2% as compared to 2000. This was mainly because of write-downs in the private equity portfolio, compared to gains from sales of equity interests in our private equity business in 2000. The decrease in other results from financial transactions in 2001 was offset in part by an increase of EUR 375 million or 124.6% in securities trading due to our market positions at the time of the various interest rate movements in 2001 and the losses in 2000 relating to the Bank’s underwriting of the WorldOnline N.V. initial public offering.

Other Revenue

          Other revenue for the Wholesale Clients SBU consists principally of revenue from and sales of participating interests. In 2002, other revenue decreased EUR 50 million or 18.3% to EUR 223 million due to lower revenue from participating interests, despite profits from the sale of our consumer banking activities in Colombia, Malaysia and the Philippines. These activities had been absorbed by the Wholesale Clients SBU following the restructuring in 2000 and were not part of the core consumer business retained by the Consumer & Commercial Clients SBU.

          In 2001, other revenue decreased EUR 163 million or 37.4% to EUR 273 million due to lower revenue from participating interests despite profits from the sale of our consumer banking activities in Argentina, Venezuela, Chile and our brokerage business in Greece.

Operating Expenses

          The following table sets forth operating expenses for the Wholesale Clients SBU for years 2002, 2001 and 2000.

	Year Ended December 31,

	2002	2001	2000

	(In Millions of EUR)
Staff costs	2,429	2,869	2,977
Other administrative expenses	1,871	2,208	1,991
Depreciation	249	225	207

Total	4,549	5,302	5,175

          In 2002, operating expenses decreased by EUR 753 million or 14.2% to EUR 4,549 million, due to three principal factors: the full-year impact of restructuring undertaken in 2001; the exit of our North American domestic cash equities and corporate finance operations; and actions taken across the business to respond to the impact on revenues of unfavourable market conditions.

          At year-end 2002, the full-time equivalent workforce, including temporary staff, totalled 20,238, representing a decrease of 9.7% as compared to 2001. At year-end 2001, the full-time equivalent workforce, including temporary staff, totalled 22,423.

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

          At year-end 2001, the full-time equivalent workforce, including temporary staff, totalled 22,423, representing a decrease of 2.5% as compared to 2000. Adjusted for acquisitions, divestitures, transfer of businesses and a reduction in the number of information technology contractual workers, the full-time equivalent workforce decreased by 6.0%. At year-end 2000, the full-time equivalent workforce, including temporary staff, totalled 23,003.

Provision for Loan Losses and Value Adjustments to Financial Fixed Assets

          For 2002, provision for loan losses increased by EUR 199 million or 36.6% to EUR 742 million. This was mainly caused by a series of major corporate defaults in the first half of the year.

          Risk-weighted total assets of the Wholesale Clients SBU amounted to EUR 67,236 million at year-end 2002, a decrease of 29.4% compared to year-end 2001. This was achieved through not renewing unprofitable loans, secondary loan sales, and tighter discipline on acceptance of new loans. The currency effect was also supportive.

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

Extraordinary Results

          In 2002, the Wholesale Clients SBU recorded a restructuring charge of EUR 205 million, net of tax, as a consequence of the decision that was taken in March to close the US domestic cash equities and US domestic M&A businesses.

Taxes

          For 2002, the tax charge declined by EUR 46 million or 37.1%. The reason why we had a tax charge of EUR 78 million on pre-tax operating profit of EUR 1 million was driven principally by tax-exempt losses and to a lesser extent our inability to take the full tax benefit from losses in certain countries.

          For 2001, the tax charge declined by EUR 161 million or 56.5%. The increase in the effective tax rate, from 25.6% to 37.8% was driven principally by our inability to take the full tax benefit from losses in certain countries.

Minority Interests

          In 2002, minority interests declined by EUR 5 million or 29.4% to EUR 12 million. This was due to the termination of a corporate participation in The Netherlands, and partly owned subsidiaries in France and Australia being brought wholly within ABN AMRO control.

Private Clients & Asset Management Strategic Business Unit

          The following table sets forth selected information pertaining to Private Clients & Asset Management SBU for years 2002, 2001 and 2000.

	Year Ended December 31,

	2002	2001	2000

	(In Millions of EUR Except Staff, Offices, Branches and Percentages)
Net interest revenue	369	330	393
Net commissions	932	983	920
Results from financial transactions	42	43	23
Other revenue	80	63	115

Total revenue	1,423	1,419	1,451
Operating expenses	1,094	1,136	992
Provision for loan losses	13	13	1
Value adjustments financial fixed assets	1	-	-

Operating profit before taxes	315	270	458
Taxes	96	84	138
Minority interests	2	3	25

Net profit	217	183	295

Total assets	17,000	16,653	15,887
Risk-weighted assets	6,751	6,529	5,942
Full-time equivalent staff	6,179	5,879	5,275
Number of offices and branches	116	135	120
Efficiency ratio (in %)	76.9	80.1	68.4

          Net profit increased by 18.6% or EUR 34 million to EUR 217 million in 2002, predominantly due to higher net interest revenues and lower total operating expenses as total net commissions decreased.

          Total revenue in 2002 increased slightly by EUR 4 million or 0.3% over 2001 levels. The 2002 increase was mainly due to a rise in net interest revenues. Ongoing difficult market conditions and a decrease in client activities resulted in a reduction in assets under management and reduced demand for commission-based services. These declines were partly offset by the contribution to operations from Delbrück & Co, the cooperation agreement with Länsförsäkringar and the 100% consolidation of the 58% owned Artemis acquisition. Operating expenses declined by EUR 42 million or 3.7% in 2002 as compared to 2001 due to sound cost management in both our Private Clients and Asset Management business units.

          As a result, operating profit before taxes increased by 16.7% or EUR 45 million to EUR 315 million in 2002.

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

Net Interest Revenue

          In 2002, net interest revenue increased by EUR 39 million or 11.8% to EUR 369 million, due to higher results achieved by the Private Clients in The Netherlands, offset in part by a decrease in net interest revenues from the Asset Management Business Unit due to financing costs of acquisitions.

          In 2001, net interest revenue decreased by 63 million or 16.0% to EUR 330 million mainly due to lower results achieved by the Asset Management Business Unit.

Net Commissions

          The following table sets forth total net commissions and its components for the Private Clients & Asset Management SBU for years 2002, 2000 and 2001.

	Year Ended December 31,

	2002	2001	2000

	(In Millions of EUR)
Payment services	23	26	23
Securities	264	254	326
Asset management and trust services	624	663	514
Other	21	40	57

Total net commissions	932	983	920

          Securities commissions increased in 2002 by EUR 10 million or 3.9% to EUR 264 million mainly as customers’ investment portfolio composition changed. Commission income from the other components declined. Asset management and trust services income decreased most significantly at EUR 39 million or 5.9% to EUR 624 million due to lower levels of market values combined with reduced investment appetite.

          Assets under management worldwide decreased 13% from EUR 172 billion at year-end 2001 to EUR 150 billion at year-end 2002, due to the worldwide decline of the stock markets and, to a smaller extent, the decreased value of the U.S. dollar. The cooperation agreement with the Swedish Insurance Group, Länsförsäkringar, mitigated the decrease by bringing in EUR 13 billion of assets as per June 2002. Assets under administration worldwide decreased to EUR 96 billion at December 31, 2002 compared to EUR 105 billion at December 31, 2001. This was caused by the worldwide decline of the stock markets, offset partly by organic growth of EUR 5 billion. The acquisition of Delbrück & Co contributed EUR 1.8 billion.

          Securities commissions decreased in 2001 by EUR 72 million or 22.1% to EUR 254 million due to a reduction in brokerage fees and custody fees attributable to reduced client activities caused by poor market conditions. Asset management and trust services income in 2001 increased EUR 149 million or 29.0% to EUR 663 million mainly as a result of the acquisition of Alleghany Asset Management. Net commission revenue from payment services increased in 2001 by EUR 3 million or 13% compared to 2000. The increase in 2001 was principally due to the effect of the Alleghany Asset Management acquisition and its impact on commissions for asset management and trust services.

          Assets under management worldwide increased 34.4% from EUR 128 billion at year-end 2000 to EUR 172 billion at year-end 2001. The acquisition of Alleghany Asset Management contributed USD 43 billion to the growth of assets under management. Assets under administration worldwide remained stable at EUR 105 billion at December 31, 2001 compared to EUR 107 billion at December 31, 2000.

Results from Financial Transactions

          The following table sets forth total results from financial transactions and the principal components thereof for the Private Clients & Asset Management SBU for years 2002, 2001 and 2000.

	Year Ended December 31,

	2002	2001	2000

	(In Millions of EUR)
Foreign exchange dealing	35	34	20
Securities and other results from financial transactions	7	9	3

Total results from financial transactions	42	43	23

          In 2002, results from financial transactions decreased by EUR 1 million or 2.3%.

          In 2001, results from financial transactions increased by EUR 20 million or 87.0%. This was primarily due to an increase in foreign exchange transactions.

Other Revenue

          In 2002, other revenue was principally from life insurance fees and premiums in France and Luxembourg and pension fund management revenue in the Czech Republic. In 2002, other revenue increased EUR 17 million or 27% principally due to a change in the classification of French fees previously shown as commissions, offset in part by lower revenues due to the lower values of the French investment portfolio.

          In 2001, other revenue decreased EUR 52 million or 45.2% mainly due to a decrease in the sale of life insurance by our French subsidiary, NSM Vie, and lower pension fund management revenue.

Operating Expenses

          The following table sets forth the operating expenses and the components thereof for the Private Clients & Asset Management SBU for years 2002, 2001 and 2000.

	Year Ended December 31,

	2002	2001	2000

	(In Millions of EUR)
Staff costs	617	598	448
Other administrative expenses	432	499	498
Depreciation	45	39	46

Total	1,094	1,136	992

          In 2002, operating expenses decreased markedly due primarily to a EUR 67 million or 13.4% drop in administrative expenses, while staff costs increased by EUR 19 million or 3.2%. Lower administrative expenses could be realised mainly as a result of tight cost control within the BU Asset Management and realisation of cost synergies resulting from the Alleghany acquisition in 2001. Increased staff costs were related to the expansion of our private banking business, as a staff hiring freeze within the Asset Management Business Unit mitigated this cost component.

          At year-end 2002, the full-time equivalent workforce, including temporary staff, totalled 6,179, representing a 5.1% increase as compared to 2001.

          In 2001, operating expenses increased due to the EUR 150 million or 33.5% increase in staff costs as a result of the costs related to the restructuring of the Private Clients Business Unit, the enforcement of the 35-hour work week in France and the acquisition of Alleghany Asset Management.

          At year-end 2001, the full-time equivalent workforce, including temporary staff, totalled 5,879, representing an 11.5% increase as compared to 2000.

Provision for Loan Losses and Value Adjustments to Financial Fixed Assets

          For 2002, provision for loan losses remained stable at EUR 13 million. Provisions were mainly related to losses in our Private Clients Business Unit.

          Risk-weighted total assets of the Private Clients & Asset Management SBU amounted to EUR 6.8 billion at year-end 2002, an increase of 3.4% compared to year-end 2001.

          For 2001, provision for loan losses increased by EUR 12 million to EUR 13 million due to losses in our Private Clients Business Unit.

          Risk-weighted total assets of the Private Clients & Asset Management SBU amounted to EUR 6.5 billion at year-end 2001, an increase of 9.9% compared to year-end 2000.

Taxes

          In 2002, taxes amounted to EUR 96 million and 2001 taxes were EUR 84 million. The increase reflected the increase in operating profit before taxes.

Minority Interests

          The share of results attributable to minority interests for the Private Clients & Asset Management SBU stems principally from our French activities.

          Set forth below is a discussion of selected financial information for the two business units of the Private Clients & Asset Management Strategic Business Unit.

     Private Clients

          The following table sets forth selected information pertaining to the Private Clients Business Unit for years 2002, 2001 and 2000.

	Year Ended December 31,

	2002	2001	2000

	(In Millions of EUR)
Net interest revenue	363	308	285
Net commissions	417	450	606
Results from financial transactions	45	43	20
Other revenue	69	45	83

Total revenue	894	846	994
Operating expenses	673	663	638
Provision for loan losses	14	13	1

Operating profit before taxes	207	170	355
Taxes	61	47	115
Minority interests	1	3	25

Net profit	145	120	215

          In 2002, the Private Clients Business Unit of the Private Clients & Asset Management SBU experienced an increase of EUR 37 million in operating profits before taxes as compared to 2001. After taxes this resulted in a EUR 25 million increase in net profit.

          This increase is the result of a EUR 48 million increase in revenues, principally due the interest result on cash assets as investors switched from traditional market investments. Other revenues are predominantly related to insurance activities. The 2002 increase over the 2001 figure is the result of reporting insurance income in this category rather than commission, as was previously the case. This reclassification, together with the decline in asset values and the switch to cash, were the reasons behind the decline in commission income. Results from financial transactions in 2002 were basically unchanged year on year.

          The EUR 10 million or 1.5% increase in operating expenses largely stemmed from the inclusion of Delbrück and a 11.0% increase in personnel expenses. These two were offset to a certain extent by an overall decline in other administrative expenses of EUR 26 million. The personnel staff increase reflects additional hires, additional pension expense and general salary related cost increases.

          The provision for loan losses increased in 2002 by EUR 1 million to EUR 14 million. Taxes increased as a result of a number of changes in various countries’ fiscal regulations and a higher net profit before tax. Minority interests depends on the results in specific countries and for those countries the 2002 results were such that the minority interest declined in 2002 from EUR 3 million to EUR 1 million due to lower results in France.

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

          Taxes decreased proportionately to the decrease in operating profit before taxes. Minority interest decreased due to the lower group results.

     Asset Management

          The following table sets forth selected information pertaining to the Asset Management Business Unit years 2002, 2001 and 2000.

	Year Ended December 31,

	2002	2001	2000

	(In Million sof EUR)
Net interest revenue	6	22	108
Net commissions	515	533	314
Results from financial transactions	(3)	0	3
Other revenue	11	18	32

Total revenue	529	573	457
Operating expenses	421	473	354

Operating profit before taxes	108	100	103
Taxes	35	37	23
Minority interests	1	0	0

Net profit	72	63	80

          In 2002, the Asset Management Business Unit of the Private Clients & Asset Management SBU had an increase of EUR 8 million or 8% in operating profits before taxes as compared to 2001. After tax this resulted in a EUR 9 million increase in net profit.

          Total revenue in 2002 was down EUR 44 million or 7.7%. Net interest revenue decreased in 2002 by EUR 16 million or 72.7%. This for the Asset Management Business Unit a-typical income component was lower due to lower markets. Net commissions decreased by EUR 18 million or 3.4% to EUR 515 million, reflecting the difficult market conditions. The most important revenue carrier for the commissions, being the assets under management (AuM), declined with 13%. This change in AuM was primarily due to the continued general market decline, as well as the decrease by EUR 4.4 billion in AuM in Italy (as per end of September 2002) as a result of the decrease in our stake in the joint venture between ABN AMRO and Banca Antoniana Popolare Veneta from 50% to 45%, partially offset by an increase in AuM due to new AuM mandates, the largest of which was Länsförsäkringar bringing in EUR 13 billion of assets. As a reflection to the markets, the MSCI Equity World Index decreased by 32% over 2002. The Fixed Income SSBB index retained its last years level.

          In addition to the cooperation agreement with Länsförsäkringar, Asset Management acquired a 58% ownership of Artemis in the UK. In accordance with Dutch GAAP, the total revenues and expenses of Artemis are fully consolidated into Asset Management’s results, with the minority holding being taken via minority interests. The consequence is that this accounts for some of the increase in revenues and expenses in the fourth quarter.

          Results from financial transactions reflects results related to the use of financial instruments and exchange losses. In 2002, our unit in Argentina had to book a one-off loss due to the currency devaluation and disconnection to the U.S. dollar. This was partly compensated by positive results in other parts of our network.

          In 2002, other revenue for the Asset Management Business Unit decreased EUR 7 million or 38.9% to EUR 11 million. This is primarily caused by absence of one-off items booked in 2001 and a reclassification of EUR 3.5 million to net commissions.

          Operating expenses, on the other hand, decreased substantially. Tight cost control was maintained throughout the year and is reflected in, among others, a number of non-business critical projects being put on hold and a staff hiring freeze. Also the successful integration of the Alleghany business contributed to lower expense levels. This way, the Asset Management Business Unit was able to report a decrease in expenses of EUR 52 million or 11% over 2001 levels.

          In 2001, the Asset Management Business Unit of the Private Clients & Asset Management SBU had a decrease of EUR 3 million or 2.9% in operating profits before taxes as compared to 2000. Total revenue in 2001 increased EUR 116 million or 25.4% and operating expenses increased EUR 119 million or 33.6% over 2000 levels, largely as a result of the acquisition of Alleghany Asset Management. Net interest revenue decreased in 2001 by EUR 86 million or 79.6% mainly due to the transfer of certain portfolios to the other SBU’s. Net commissions in 2001 increased EUR 219 million or 69.7% to EUR 533 million due to the acquisition of Alleghany Asset Management, despite divestments in France and Hungary.

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

Corporate Centre

          The following table sets forth selected information pertaining to the Corporate Centre for years 2002, 2001 and 2000.

	Year Ended December 31,

	2002	2001	2000

	(In Millions of EUR Except Staff, Offices, Branches and Percentages)
Net interest revenue	243	327	146
Net commissions	(1)	(18)	-
Results from financial transactions	117	(85)	(176)
Other revenue	27	25	-

Total revenue	386	249	(30)
Operating expenses	(73)	(240)	(200)
Provision for loan losses	41	46	(229)
Value adjustments to financial fixed assets	36	2	-

Operating profit before taxes	382	441	399
Taxes	123	145	163
Extraordinary items	-	867	(599)
Minority interests	173	133	129

Net profit	86	1,030	(492)

Total assets	60,559	32,712	25,079
Risk weighted assets	1,986	3,530	2,973
Full-time equivalent staff	573	586	579

          The Corporate Centre, in its governance role, manages the Bank’s capital resources. It has cash, investment and other assets equal to risk weighted assets of EUR 2.0 billion at December 31, 2002, a decrease of EUR 1.5 billion compared to 2001. This decrease was largely due to the assignment of these assets and the related interest to the SBUs.

          At December 31, 2001, risk weighted assets were EUR 3.5 billion, an increase of EUR 0.5 billion compared to 2000. This increase was largely due to the receipt of cash proceeds following the sale of European American Bank.

          In 2002, the Corporate Centre experienced a decrease of EUR 59 million or 13.4% in operating profit before taxes compared to 2001. The decrease in 2002 was largely due to higher operating expenses following the effect of 2001 pension holiday, booked in the Corporate Centre, and decreased interest revenue. This is partly offset by EUR 191 million higher revenues on foreign exchange positions to hedge results of the U.S. dollar and, to a much smaller extent, the Brazilian real. Total revenue in 2002 increased EUR 137 million over 2001 levels. Minority interest increased to reflect preferred share financing that was previously reported in the BU North America. In total net profit decreased by EUR 944 million following the profit realized in 2001 on the sale of European American Bank.

          The Corporate Centre allocates its costs for support functions either upon internal management evaluations or on a contractual basis. One cost incurred by the Corporate Centre is the pension expense for The Netherlands-based pension plan. Given the strong return on the investment portfolio of the Dutch pension fund in 2000 and previous years the Dutch pension fund did not require a contribution in 2001, or the expense of a premium, from ABN AMRO Bank for that period. However, in order to reflect a consistent charge for pension costs, a charge is made from the Corporate Centre to each of the Strategic Business Units, regardless of whether or not a pension holiday is available. As a result of the change in accounting for pension plans and the end of the favourable returns by the plan assets in 2002 ABN AMRO had a pension expense EUR 207 million higher than 2001. This compares against 2001 and 2000 when the receipt of pension premiums from the Strategic Business Units was combined with a pension holiday. The higher pension expense in 2002 is offset by the release of EUR 42 million in provisions made to cover exposures at the end of 2001 following the sale of European American Bank.

          In 2001, the Corporate Centre experienced an increase of EUR 42 million or 10.5% in operating profit before taxes compared to 2000. The increase in 2001 was largely due to increased interest revenue earned on the sale proceeds of European American Bank and lower losses on foreign exchange positions to hedge U.S. dollar results, partially offset by loan loss provisions. Total revenue in 2001 increased EUR 279 million over 2000 levels. Taxes were lower in 2001 following a high level of non-deductible expenses in 2000. Extraordinary items in 2001 were the EUR 962 million profit on the sale of European American Bank offset by an extra restructuring provision of EUR 95 million, net of tax. This compares against the EUR 599 million, net of tax, restructuring provision realized in 2000.

Net Interest Revenue

          The Corporate Centre, as part of its role to allocate capital, has a portfolio of assets to invest. Net interest revenue decreased in 2002 by EUR 84 million or 25.7% to EUR 243 million. The decrease was largely due to the attribution of these assets and the related interest to the SBUs.

          Net interest revenue increased in 2001 by EUR 181 million or 124% to EUR 327 million. The increase was due to additional assets available for investing including the sale proceeds from European American Bank.

Net Commissions

          Net commissions represents the cost of commissions paid to execute transactions related to our investments. This cost is EUR 1 million in 2002 compared to EUR 18 million in 2001 which included a fee related to the sale of European American Bank in 2001.

          In 2001, net commissions were a negative EUR 18 million compared to no charge in 2000, related to the above-mentioned sale of European American Bank.

Results from Financial Transactions

          Results from financial transactions represent the results of positions taken to stabilize the foreign exchange results of the Bank, especially exposure to the U.S. dollar and, to a much lesser effect, the Brazilian real. Developments in these positions were more favourable due to the depreciating U.S. dollar relative to the euro in 2002 compared to an appreciating U.S. dollar relative to the euro in 2001, resulting in an increase of EUR 191 million to a profit of EUR 106 million, instead of a loss of EUR 85 million in 2001.

          Developments in 2001 were less volatile, resulting in an increase of EUR 91 million or 51.7%, to a loss of EUR 85 million, instead of a loss of EUR 176 million in 2000.

Other Revenue

          Other revenue for the Corporate Centre consists of proceeds on the sale of shares and dividends from participations attributed to the Corporate Centre. In 2002, other revenue was EUR 27 million.

          In 2001, other revenue was EUR 25 million. In 2000, these revenues were realized in the Wholesale Clients SBU and were not part of the Corporate Centre.

Operating Expenses

          In 2002, the Corporate Centre had a positive operating expense of EUR 73 million, which represented an increase in expenses of EUR 167 million over 2001. The prime reason for the increase was a pension expense of EUR 207 million for Netherlands based employees. This was partially offset by a EUR 42 million release of provisions, considered necessary at the time, related to the sale of European American Bank.

          The Corporate Centre bears the cost of this pension expense and is reimbursed by the respective business units active in The Netherlands. Because of favourable developments in the pension plan’s assets no contribution or expense was required in 2001 or 2000.

          In 2001, the Corporate Centre had a positive operating expense of EUR 240 million or EUR 40 million higher than the EUR 200 million in 2000.

Provision for Loan Losses and Value Adjustments to Financial Fixed Assets

          For 2002, provision for loan losses decreased by EUR 5 million to EUR 41 million. This was mainly caused by an adjustment in the provisions for loan losses in respect of the Bank’s lesser developed country portfolio. For 2001, provision for loan losses increased by EUR 275 million to EUR 46 million. This was also caused by an adjustment in the provisions for loan losses in respect of the Bank’s lesser developed country portfolio, following releases from this provision in 2000.

          In 2002, value adjustments to financial fixed assets increased to EUR 36 million to reflect losses on shares in the Corporate Centre investment portfolios. The equivalent movement in 2001 was a loss of EUR 2 million.

Taxes

          Taxes decreased EUR 22 million in 2002 to EUR 123 million in line with the decrease in operating profit before taxes. The decrease in taxes by EUR 18 million in 2001 from EUR 163 in 2000 was mainly due to a higher proportion of non-deductible losses in 2000.

Extraordinary Items

          There were no Corporate Centre extraordinary items in 2002. In 2001 the EUR 867 million profit under extraordinary items reflected the EUR 962 million profit from the sale of European American Bank offset in part by a net EUR 95 million addition to the restructuring reserve for the C&CC Business Unit Netherlands. In 2000 the EUR 599 million expense under extraordinary items represented a EUR 900 million restructuring reserve net of EUR 301 million tax benefit.

Minority Interest

          In 2002 minority interest also included dividends on preference shares issued in North America that were previously presented under the C&CC Business Unit North America. This explains the EUR 40 million increase over 2001 to EUR 173 million.

LeasePlan Corporation

          The following table sets forth selected information pertaining to LeasePlan Corporation for years 2002, 2001 and 2000.

	Year Ended December 31,

	2002(1)	2001(1)	2000(1)

	(In Millions of EUR Except Staff, Offices, Branches and Percentages)
Net interest revenue	265	243	212
Net commissions	184	177	153
Other revenue	344	350	263

Total revenue	793	770	628
Operating expenses	543	521	426
Provision for loan losses	18	22	53

Operating profit before taxes	232	227	149
Taxes	52	61	38
Minority Interests	0	0	2

Net profit	180	166	113

Total assets	10,575	10,491	9,384
Risk weighted assets	10,150	10,016	9,102
Full-time equivalent staff	7,227	7,306	7,070
Number of offices and branches	130	102	47

(1)	This selected financial information may differ from published financial statements of LeasePlan Corporation as the data above have been adjusted to reflect the elimination of intercompany transactions.

          Notwithstanding the decline in growth in the lease contract portfolio and a reorganisation provision, LeasePlan Corporation reported a net profit of EUR 180 million for 2002, an increase of 8.4% compared to 2001. As had been expected, the economic downturn played a negative role, particularly in countries where the fleet management market has matured.

          The contracted lease portfolio increased by 1% to EUR 9.6 billion (2001: EUR 9.5 billion). Total revenues increased to EUR 793 million compared to EUR 770 million in 2001. Operating expenses rose to EUR 543 million compared to EUR 521 million in 2001 and the efficiency ratio came to 68.5% versus 67.7% last year. The EUR 7 million reorganisation costs related to QEK Global Solutions in the United Kingdom exerted a negative pressure on the efficiency ratio. Operating profit before tax grew 2.2% to EUR 232 million.

          Consolidated total assets amounted to EUR 10.6 billion at year-end 2002, an increase of EUR 0.1 billion compared to 2001.

          In 2002, the number of full-time equivalent staff decreased by 79 compared to 2001, mainly due to restructuring.

          In 2001, operating profit before taxes improved 52.3% from EUR 149 million to EUR 227 million, following 2000’s increase of 16.4% over 1999. The increase in 2001 was primarily due to the acquisition of the Dial Group in June 2000. The leasing portfolio grew from EUR 8.6 billion to EUR 9.5 billion, a 10.5%, increase, and consolidated total assets grew by 11.8% to EUR 10.5 billion at the end of 2001. The number of vehicles under management decreased by 0.1 million to 1.1 million by the end of 2001.

          At the end of 2001, fleet leases comprised virtually all of our leasing portfolio. The number of employees grew to 7,306, of whom more than 1,359 work in The Netherlands.

Reconciliation of Net Profit under U.S. GAAP

          Accounting principles generally accepted in The Netherlands (“Dutch GAAP”) vary in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”). The following text explains the significant adjustments to ABN AMRO’s consolidated net profit for the 2002, 2001 and 2000 that would result from the application of U.S. GAAP instead of Dutch GAAP.

          Net profit in 2002 in accordance with U.S. GAAP was EUR 97 million lower than net profit in accordance with Dutch GAAP. The decrease was principally the net result of: (i) a charge of EUR 1,002 million for impairment of goodwill and other intangibles amortization in accordance with SFAS 142: “Goodwill and Intangible Assets”, effective January 1, 2002, of which the transition adjustment was EUR 119 million, the largest part of which related to the equity line of business (under Dutch GAAP all goodwill is charged to shareholders’ equity at the time of acquisition), and (ii) a EUR 572 million charge attributable to the difference in amortization of deferred gains under U.S. GAAP for mortgage servicing rights and the accompanying valuation allowance, offset in part by (a) EUR 1,187 million of available-for-sale (AFS) gains attributable to differences in accounting for realized and unrealized gains and losses in AFS portfolios of which EUR 1,154 million relates to unrealized losses reported under U.S. GAAP in equity regarding changes in foreign currency rates of AFS portfolios denominated in a currency other than the functional currency, and (b) EUR 802 million of gains for mark to market differences from book value on derivatives. Within the reconciliation of shareholders’ equity the EUR 2,402 million decrease of the difference for goodwill and other acquired intangibles is caused by amortization and impairment expense and currency translation differences.

          Net profit in 2001 in accordance with U.S. GAAP was EUR 1,884 million lower than net profit in accordance with Dutch GAAP. The decrease was principally the net result of: (i) a charge of EUR 1,112 million for goodwill amortization associated with our acquisitions, of which EUR 589 million related to North American acquisitions (under Dutch GAAP all goodwill is charged to shareholders’ equity at the time of acquisition); (ii) changes to contingencies of EUR 826 million, including the recognition of EUR 793 million in restructuring charges reported under extraordinary expenses in 2000 under Dutch GAAP; (iii) higher pension costs of EUR 307 million following the pension holiday under Dutch GAAP and a charge for curtailment; (iv) EUR 127 million in additional amortization expense related to capitalized internal use software; and (v) a EUR 97 million charge to establish an impairment reserve under U.S. GAAP for mortgage servicing rights, offset in part by (a) the EUR 518 million related tax effects of the reconciliation adjustments and (b) an increase in net gains from securities available for sale of EUR 129 million attributable to differences in accounting for realized gains and losses in investment portfolios. Pre-tax profit before taxes for North American operations for 2001 in accordance with U.S. GAAP would have been EUR 589 million lower than operating profit before taxes under Dutch GAAP, giving effect only to the charges under U.S. GAAP for goodwill amortization for North American acquisitions.

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

Changes in Accounting Rules

     New Accounting Standards

          New accounting standards applicable to Dutch GAAP can be found under the “Accounting Policies” section of our Consolidated Financial Statements. New accounting standards applicable to U.S. GAAP can be found in Note 45 to our Consolidated Financial Statements.

     International Accounting Standards

          Under current European proposals, we will be required to adopt International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) in the preparation of our financial statements from 2005 onwards. The International Accounting Standards Board (IASB) has not yet finalized the transitional arrangements for implementation of IFRS. For a discussion of IASB’s proposal on recognition of share-based payments, see “Item 6. Directors, Senior Management and Employees—Employees—Remunerations in Shares and Options: IASB Proposal”.

B. Liquidity and Capital Resources

          The following table shows our capital at December 31, 2002, 2001 and 2000.

	At December 31,

	2002	2001	2000

	(In Millions of EUR)
Ordinary Share capital	890	862	851
Preference share capital	813	813	823
Convertible preference shares	1	2	2

Share capital	1,704	1,677	1,676
Ordinary Share premium reserves	2,529	2,486	2,497
Convertible preference share premium reserves	14	18	21
Other reserves	6,534	7,606	8,329

Shareholders’ equity	10,781	11,787	12,523
Minority interests	3,810	4,556	5,287

Group equity	14,591	16,343	17,810
Fund for general banking risks	1,255	1,381	1,319
Subordinated debt	14,278	16,283	13,405

Group capital	30,124	34,007	32,534

          Group capital at year-end 2002 was EUR 30,124 million, a decrease of EUR 3,883 million or 11.4% from year-end 2001. Shareholders’ equity decreased by EUR 1,006 million or 8.5% , mainly due to translation changes on investments in operations abroad, an adjustment to account for the change in pension accounting and a goodwill charge offset by retained net profits. Foreign currency exchange rate differences totalled EUR 1,622 million, of which the depreciation of the USD and BRL led to translation losses of EUR 176 million and EUR 1,142 million, respectively. The effect of the change in accounting for pension plans was EUR 430 million net of taxes. Reserves were adjusted to allow for a EUR 374 million charge for the shortfall in the pension plan assets. Total goodwill of EUR 201 million was deducted from reserves for acquisitions, including Delbrück & Co in Germany and Banca Antoniana Popolare Veneta in Italy, among others and for the dilution of our participation in Capitalia caused by Capitalia’s share issue. Following distribution of the final 2002 dividend the full year addition to the general reserve from net profit will equal EUR 1,573 million, assuming that approximately 58% of the dividend will be paid in shares.

          The number of ordinary shares issued increased by 49 million while the total number outstanding increased by 50.1 million to 1,585.6, of which 44.4 million were related to stock dividends at an average price of EUR 17.96. The 2001 final dividend resulted in 56% of shareholders choosing the stock dividend, for which 19.3 million shares were issued at EUR 20.25 each. After the 2002 interim dividend was declared, 58% of shareholders chose the stock dividend, leading to 25.1 million shares being issued at EUR 16.20 each. Staff options exercised resulted in 5.1 million additional shares, of which 4 million were new shares, at an average price of EUR 16.21, while 1.1 million shares were issued from repurchased shares at an average price of EUR 16.72. Lastly 0.2 million preference shares were converted into 0.7 million ordinary shares for an extra payment of EUR 519,000.

          Minority interests decreased EUR 746 million mainly due to foreign currency exchange rate changes of EUR 732 million.

          The fund for general banking risks decreased by EUR 126 million in 2002, caused by foreign currency exchange rate changes.

          ABN AMRO is also able to raise funds by issuing subordinated debt. Subordinated capital dropped by EUR 2,005 million to EUR 14,278 million in 2002. Redemptions, net of issuances, totalled EUR 705 million for the ordinary subordinated loans and EUR 145 million for the preference shares. Lower foreign exchange rates reduced total debt by an additional EUR 1,206 million in 2002. The cost and availability of subordinated debt finance are influenced by credit ratings. A reduction in these ratings could increase the cost and could reduce market access. At December 31, 2002, the credit ratings of ABN AMRO were as follows:

	Long term	Short term

Moody’s	Aa3	P1
Standard & Poor’s	AA-	A1+
Fitch	AA-	F1+

          Client accounts are the primary source of liquidity for our banking operations.

          Our core client accounts of our bank affiliates at December 31, 2002 were EUR 289.5 billion (of which EUR 129.3 billion was in The Netherlands, EUR 97.9 billion was in the United States and EUR 4.5 billion was in Brazil), which comprised 94.0% of client accounts.

          We hold a portfolio of marketable securities and other short-term investments including Netherlands government bonds, U.S. Treasury and U.S. government agency paper and other OECD government paper, which can be readily converted to cash. These are part of the liquidity risk mitigants that are suitable instruments for the liquidity funding plan. Our loan syndication and securitisation programs are an integral part of our liquidity management and global collateral management activities. We also are an active participant in the capital markets, issuing commercial paper and medium-term notes, as well as debentures, subordinated debt and preferred stock. See the schedules of Securities, including the investment and trading portfolios, Contractual Obligations, Commitments and Contingent Commitments and Short-term Borrowings in “—Selected Statistical Information” below.

          We consider funding in the interbank market to be an additional source of liquidity for our investment banking activities. Loans from banks (including professional securities transactions) totalled EUR 95.9 billion at December 31, 2002, as compared to loans to banks (including professional securities transactions) of EUR 41.9 billion. Interbank funding showed a decrease compared to 2001 from EUR 107.8 billion to EUR 95.9 billion.

          Based upon the levels of resources within the bank and the ability of ABN AMRO to access the wholesale money markets or issue debt securities should the need arise, we believe that our overall liquidity is sufficient to meet current obligations to customers and debt holders, support expectations for future changes in asset and liability levels and carry on normal operations. We have sufficient cash, cash equivalents, contractual repayments and committed lines of credit to cover all contractual liabilities maturing within one year, without raising new capital or selling other assets.

          For an analysis of our shareholders’ equity under U.S. GAAP, see Note 45 to the Consolidated Financial Statements.

          ABN AMRO applies capital adequacy ratios based on the Bank for International Settlements’ (BIS) guidelines and Dutch Central Bank directives. These ratios compare our bank’s capital with its assets and off-balance sheet exposure weighted according to relative risk. Capital is also set aside for market risk associated with our bank’s trading activities. The minimum tier 1 ratio is 4% and the minimum total capital ratio is 8%. ABN AMRO comfortably meets these standards with a tier 1 ratio of 7.48% and a BIS total capital ratio of 11.54% as at December 31, 2002.

          Our total capital base fell by 11.1% in 2002. Risk-weighted assets amounted to EUR 229.6 billion at year-end 2002, a decrease of EUR 43.8 billion or 16.0% from the end of the previous year. Securitisation programmes in 2002 totalled EUR 2.3 billion.

          The following table analyzes our capital ratios at December 31, 2002, 2001 and 2000 in accordance with supervisory requirements.

	At December 31,

	2002	2001	2000

	(In Millions of EUR Except Percentages)
Tier 1 capital	17,178	19,224	19,010
Tier 2 capital	10,004	11,714	9,628
Tier 3 capital	272	336	538
Supervisory deductions	(961)	(1,460)	(1,755)

Total capital base	26,493	29,814	27,421

Risk weighted assets on balance	181,749	216,426	216,894
Off balance	45,135	51,075	42,039
Market risks	2,688	5,886	4,920

Total risk weighted assets	229,572	273,387	263,853

Tier 1 capital ratio	7.48%	7.03%	7.20%
Total capital ratio	11.54%	10.91%	10.39%

     Consolidated Balance Sheet

          Consolidated total assets at December 31, 2002 were EUR 556.0 billion, down EUR 41.4 billion or 7% from year-end 2001. Lower year-end exchange rates decreased total assets by EUR 45.1 billion. The decrease of total assets occurred in all our Strategic Business Units. In the Consumer & Commercial Clients SBU, total assets decreased by EUR 13.6 billion, notably from loans and interest earning assets. In the Wholesale Clients SBU, total assets decreased by EUR 56.0 billion, largely as a result of professional securities transactions and increased deposits taken from and placed with other banks. In the Corporate Centre, total assets increased by EUR 27.8 billion mainly from interest earning assets. At December 31, 2002, shareholders’ equity was significantly impacted by pension costs as well as currency translation effects. For a further discussion hereof, see “—Introduction” above, and the notes to the Consolidated Financial Statements.

     Loans

          Loans decreased by EUR 34 billion or 10% to EUR 310.9 billion at December 31, 2002. Loans to the public sector decreased by EUR 6.7 billion or 48% to EUR 7.4 billion in 2002. Private sector loans, excluding repurchased securities transactions, decreased 5.0% to EUR 247.2 billion. Repurchased securities transactions decreased by EUR 14.7 billion.

          In the Consumer & Commercial Clients SBU, private sector loans excluding repurchased securities transactions decreased by 4.6% to EUR 172.5 billion at December 31, 2002, primarily due to a decrease in medium term loans.

          In the Wholesale Clients SBU, private sector loans excluding repurchased securities transactions decreased by 14.1% to 52.1 billion at December 31, 2002 mainly as a result of organic growth. Professional securities transactions decreased by 20.8% to EUR 56.3 billion at December 31, 2002.

     Total Client Accounts

          Total client account balances decreased in 2002 by EUR 22.9 billion or 7% to EUR 289.5 billion. In the Consumer & Commercial Clients SBU, the decrease amounted to EUR 27.1 billion. Total client account balances in the Wholesale Clients SBU decreased by EUR 15.2 billion, of which EUR 13.3 billion is due to a decrease in repurchased securities transactions. In the Corporate Centre total client accounts increased by EUR 20.5 billion, primarily due to the attribution of accounts to Corporate Centre from the Consumer & Commercial Clients SBU.

SELECTED STATISTICAL INFORMATION

Average Balance Sheet

          The following tables present our average balances, based on month-end averages, and interest amounts and average rates for each of the past three years.

	2002			2001			2000

	Average Balance	Interest Revenue	Average Rate (%)	Average Balance	Interest Revenue	Average Rate (%)	Average Balance	Interest Revenue	Average Rate (%)

	(In Millions of EUR Except Percentages)
ASSETS(1)
Banks
The Netherlands	5,048	200	4.0	12,307	505	4.1	37,343	2,117	5.7
North America	11,864	368	3.1	53,446	2,617	4.9	50,405	3,328	6.6
Rest of the world	39,984	1,202	3.0	21,088	910	4.3	23,055	1,129	4.9
Loans(2)
Public sector(3)
The Netherlands	7,558	388	5.1	6,397	336	5.3	5,540	401	7.2
North America	1,048	41	3.9	1,058	56	5.3	933	57	6.1
Rest of the world	7,332	176	2.4	5,964	200	3.4	5,987	432	7.2
Private sector
The Netherlands	144,231	9,800	6.8	155,263	10,088	6.5	114,976	7,844	6.8
North America	121,070	4,670	3.9	117,332	7,379	6.3	111,719	8,966	8.0
Rest of the world	72,953	4,146	5.7	91,240	6,298	6.9	89,884	6,392	7.1
Interest-earning securities(4)
Investment portfolio
The Netherlands	52,743	2,377	4.5	25,390	1,345	5.3	24,383	1,295	5.3
North America	34,188	1,774	5.2	31,610	2,054	6.5	24,178	1,582	6.5
Rest of the world	19,678	761	3.9	15,223	685	4.5	14,579	1,172	8.0
Trading portfolio and other securities
The Netherlands	1,483	66	4.5	6,811	375	5.5	9,903	556	5.6
North America	14,674	779	5.3	20,441	1,113	5.4	9,925	712	7.2
Rest of the World	31,069	622	2.0	28,372	1,052	3.7	23,971	1,253	5.2

Total interest-earning assets	564,923	27,370	4.8	591,942	35,013	5.9	546,781	37,236	6.8
Non-interest-earning assets	53,157	-	-	55,887	-	-	54,840	-	-

Total average assets	618,080	27,370	4.4	647,829	35,013	5.4	601,621	37,236	6.2

(1)	Assets temporarily sold (subject to repurchase) are included in the relevant balance sheet item.

(2)	For purposes of presentation in this table, loans include professional securities transactions.

(3)	Public sector represents central, regional and local governments and governmental authorities.

(4)	Balance sheet item. Short-dated government paper is included in the table above, partially in investment portfolio and partially in other securities.

	2002			2001			2000

	Average Balance	Interest Expense	Average Rate (%)	Average Balance	Interest Expense	Average Rate (%)	Average Balance	Interest Expense	Average Rate (%)

	(In Millions of EUR Except Percentages)
LIABILITIES AND GROUP EQUITY
Banks
The Netherlands	38,801	1,514	3.9	39,415	1,597	4.1	37,755	2,083	5.5
North America	29,070	657	2.3	32,991	1,536	4.7	68,561	4,137	6.0
Rest of the world	50,042	919	1.8	61,031	1,921	3.1	48,513	2,082	4.3
Savings accounts
The Netherlands	36,963	1,258	3.4	33,544	1,239	3.7	29,299	1,043	3.6
North America	24,553	560	2.3	34,042	1,307	3.8	31,952	1,359	4.3
Rest of the world	16,855	396	2.3	16,315	523	3.2	16,923	585	3.5
Deposits and other customer accounts(1)
The Netherlands	96,296	3,886	4.0	100,120	4,820	4.8	89,967	4,700	5.2
North America	83,342	2,133	2.6	91,991	5,109	5.6	58,561	3,791	6.5
Rest of the world	59,545	1,412	2.4	64,913	2,207	3.4	64,615	3,038	4.7
Debt securities
The Netherlands	38,006	2,068	5.4	22,765	1,198	5.3	15,892	1,077	6.8
North America	23,787	854	3.6	25,556	1,615	6.3	25,849	2,011	7.8
Rest of the world	16,240	924	5.6	15,000	890	5.9	16,576	1,104	6.7
Subordinated debt
The Netherlands	8,701	534	6.1	8,716	543	6.2	6,937	469	6.8
North America	6,402	403	6.3	6,433	413	6.4	4,813	347	7.2
Rest of the world	93	7	7.5	67	5	7.5	85	6	7.1

Total interest-bearing liabilities	528,876	17,525	3.3	552,899	24,923	4.5	516,298	27,832	5.4
Non-interest-bearing liabilities	73,687	-	-	78,390	-	-	67,022	-	-
Group equity(2)	15,517	-	-	16,540	-	-	18,301	-	-

Total average liabilities and Group equity	618,080	17,525	2.8	647,829	24,923	3.8	601,621	27,832	4.6

(1)	For purposes of presentation in this table, deposits and other customer accounts includes professional securities transactions.

(2)	Group equity includes minority interests.

Changes in Net Interest Revenue: Volume and Rate Analysis

          The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, changes in interest revenue and expense due to changes in volume and in rates for 2002 compared to 2001, and 2001 compared to 2000. Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rate have been allocated proportionally.

	2002 Over 2001 Change Due to Increase (Decrease) in			2001 Over 2000 Change Due to Increase (Decrease) in

	Total Change in Interest Revenue	Volume	Rate	Total Change in Interest Revenue	Volume	Rate

	(In Millions of EUR)
Interest Revenue
Banks
The Netherlands	(305)	(288)	(17)	(1,612)	(1,142)	(470)
North America	(2,249)	(1,529)	(720)	(711)	191	(902)
Rest of the world	292	631	(339)	(219)	(92)	(127)
Loans(1)
Public Sector
The Netherlands	52	60	(8)	(65)	56	(121)
North America	(15)	(1)	(14)	(1)	7	(8)
Rest of the world	(24)	40	(64)	(232)	(2)	(230)
Private sector
The Netherlands	(288)	(737)	449	2,244	2,633	(389)
North America	(2,709)	228	(2,937)	(1,587)	432	(2,019)
Rest of the world	(2,152)	(1,144)	(1,008)	(94)	95	(189)
Interest-earning securities
Investment portfolio
The Netherlands	1,032	1,259	(227)	50	53	(3)
North America	(280)	158	(438)	472	483	(11)
Rest of the world	76	181	(105)	(487)	50	(537)
Trading portfolio and other securities
The Netherlands	(309)	(248)	(61)	(181)	(170)	(11)
North America	(334)	(307)	(27)	401	606	(205)
Rest of the world	(430)	92	(522)	(201)	204	(405)

Total	(7,643)	(1,605)	(6,039)	(2,223)	3,404	(5,627)

(1)	For purposes of presentation in this table, loans includes professional securities transactions.

	2002 Over 2001 Change Due to Increase (Decrease) in			2001 Over 2000 Change Due to Increase (Decrease) in

	Total Change in Interest Expense	Volume	Rate	Total Change in Interest Expense	Volume	Rate

	(In Millions of EUR)
Interest Expense
Banks
The Netherlands	(83)	(25)	(58)	(486)	88	(574)
North America	(879)	(165)	(714)	(2,601)	(1,806)	(795)
Rest of the world	(1,002)	(302)	(700)	(161)	467	(628)
Savings accounts
The Netherlands	19	121	(102)	196	156	40
North America	(747)	(304)	(443)	(52)	85	(137)
Rest of the world	(127)	17	(144)	(62)	(21)	(41)
Deposits and other customer accounts
The Netherlands	(934)	(178)	(756)	120	506	(386)
North America	(2,976)	(442)	(2,534)	1,318	1,918	(600)
Rest of the world	(795)	(171)	(624)	(831)	14	(845)
Debt securities
The Netherlands	870	828	42	121	397	(276)
North America	(761)	(105)	(656)	(396)	(23)	(373)
Rest of the world	34	81	(47)	(214)	(100)	(114)
Subordinated debt
The Netherlands	(9)	(1)	(8)	74	113	(39)
North America	(10)	(2)	(8)	66	107	(41)
Rest of the world	2	2	0	(1)	(1)	0

Total	(7,398)	(646)	(6,752)	(2,909)	1,900	(4,809)

Yields, Spreads and Margins

          The following table presents selected yield, spread and margin information applicable to us for each of the past three years.

	2002	2001	2000

	(In Percentages)
Gross yield(1)
The Netherlands	6.1	6.1	6.4
North America	4.2	5.9	7.4
Rest of the world	4.0	5.6	6.6
ABN AMRO	4.8	5.9	6.8
Interest rate spread(2)
The Netherlands	1.8	1.5	1.1
North America	1.4	1.2	1.3
Rest of the world	1.5	2.1	1.9
ABN AMRO	1.5	1.4	1.4
Net interest margin(3)
The Netherlands	1.7	1.6	1.5
North America	1.7	1.6	1.6
Rest of the world	2.1	2.3	2.3
ABN AMRO	1.8	1.8	1.7

(1)	Gross yield represents the interest rate earned on average interest earning assets.

(2)	Interest rate spread represents the difference between the interest rate earned on average interest earning assets and the rate paid on average interest bearing liabilities.

(3)	Net interest margin represents the difference between the interest rate earned on average total assets and the interest rate paid on average total liabilities.

Assets

     Securities

          The following table shows the book value of our securities portfolios at December 31, 2002, 2001 and 2000.

	At December 31,

	2002	2001	2000

	(In Millions of EUR)
Investment portfolios	94,605	81,107	62,438
Trading portfolios	42,332	41,988	42,071
Other securities	8,458	12,566	14,743

Total interest-earning securities	145,345	135,661	119,252
Shares	15,736	16,794	17,787

Total securities portfolios	161,131	152,455	137,039

Investment Portfolios

          The following is an analysis of the fair market value of our investment portfolios at December 31, 2002, 2001 and 2000. In the tables below, fair market value is based on quoted prices for traded securities and estimated fair market value for non-traded securities.

	Book Value	Premiums or Discounts	Amortized Cost Gains	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value

	(In Millions of EUR)
December 31, 2002
Dutch government(1)	5,342	126	5,468	349	(1)	5,816
U.S. Treasury and U.S. government agencies	12,131	173	12,304	490	(1)	12,793
Other OECD governments	37,183	482	37,665	1,669	(631)	38,703
Mortgage-backed securities	23,774	259	24,033	613	(1)	24,645
Other interest-earning
securities	16,175	145	16,320	343	(211)	16,452

Total interest-earning securities	94,605	1,185	95,790	3,464	(845)	98,409
Shares	6,218	-	-	-	-	6,218

Total investment portfolios	100,823	-	-	-	-	104,627

December 31, 2001
Dutch government(1)	5,016	114	5,130	168	(7)	5,291
U.S. Treasury and U.S. government agencies	10,520	124	10,644	62	(120)	10,586
Other OECD governments	26,035	536	26,571	450	(78)	26,943
Mortgage-backed securities	26,415	98	26,513	171	(206)	26,478
Other interest-earning securities	13,121	(40)	13,081	333	(50)	13,364

Total interest-earning securities	81,107	832	81,939	1,184	(461)	82,662
Shares	4,850	-	-	-	-	4,850

Total investment portfolios	85,957	-	-	-	-	87,512

December 31, 2000
Dutch government(1)	6,503	17	6,520	179	(17)	6,682
U.S. Treasury and U.S. government agencies	4,235	(21)	4,214	66	(20)	4,260
Other OECD governments	19,853	313	20,166	395	(86)	20,475
Mortgage-backed securities	21,559	(89)	21,470	251	(163)	21,558
Other interest-earning securities	10,288	(73)	10,215	293	(46)	10,462

Total interest-earning securities	62,438	147	62,585	1,184	(332)	63,437
Shares	5,455	-	-	-	-	5,455

Total investment portfolios	67,893	-	-	-	-	68,892

(1)	Dutch government includes Dutch central, regional and municipal government obligations.

          The following table analyzes interest earning investment securities by maturity and weighted average yield at December 31, 2002. Yields on tax exempt obligations have not been computed on a tax equivalent basis.

	Within 1 Year		After 1 Year and Within 5 Years		After 5 Years and Within 10 Years		After 10 Years

	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

	(In Millions of EUR Except Percentages)
Dutch government	182	7.69	2,070	5.12	2,414	5.10	802	5.24
U.S. Treasury and U.S. government agencies	2,368	4.01	5,528	1.41	1,603	2.93	2,805	6.13
Other OECD governments	5,160	4.42	15,612	4.27	14,391	4.60	2,502	5.64
Mortgage-backed securities(1)	8,345	6.57	450	4.00	9,790	4.87	5,448	6.30
Other securities	2,827	10.86	5,852	9.11	4,830	4.70	2,811	5.30

Total amortized cost	18,882	6.31	29,512	4.75	33,028	4.65	14,368	5.90
Total market value	19,150	-	30,220	-	33,846	-	15,193	-

(1)	Maturity dates have been estimated based on historical experience.

Trading Portfolios

          The following table analyzes the book value, which is equal to fair market value because the trading portfolios are marked-to-market, of securities in our trading portfolios at December 31, 2002, 2001 and 2000.

	At December 31,

	2002	2001	2000

		(In Millions of EUR)
Dutch government	955	541	1,534
U.S. Treasury and U.S. government agencies	12,104	16,476	8,519
Other OECD governments	16,199	13,823	16,071
Other interest-earning securities	13,074	11,148	15,947

Total interest-earning securities	42,332	41,988	42,071
Shares	6,633	9,337	10,234

Total trading portfolios	48,965	51,325	52,305

Other Securities

          The following table analyzes the fair market value of other securities at December 31, 2002, 2001 and 2000.

	2002			2001			2000

	Book Value	Amortized Cost	Fair Market Value	Book Value	Amortized Cost	Fair Market Value	Book Value	Amortized Cost	Fair Market Value

	(In Millions of EUR)
Short-dated government paper	1,191	1,191	1,176	3,126	3,126	3,146	5,579	5,579	5,593
Other bank paper	3,269	3,293	3,269	3,295	3,285	3,295	3,207	3,204	3,207
Other debt securities	3,998	3,443	3,856	6,145	6,145	6,144	5,957	5,935	5,928

Total interest-earning securities	8,458	7,927	8,301	12,566	12,556	12,585	14,743	14,718	14,728
Shares	2,885	-	2,821	2,607	-	2,449	2,098	-	2,065

Total other securities	11,343	-	11,122	15,173	-	15,034	16,841	-	16,793

     Concentration

          At December 31, 2002, we held the following securities positions in issuers, which exceeded 10% of our shareholders’ equity at that date:

	Book Value	Fair Market Value

	(In Millions of EUR)
Italian central government	8,726	9,227
German central government	8,292	8,638
Belgian central government	5,507	5,898
Dutch central government	4,975	5,359
Japanese central government	3,815	3,838
Spanish central government	3,228	3,522
Brazilian central government	2,422	2,088

Banks

          The following tables show loans to banks at December 31, 2002, 2001 and 2000, and an analysis of their remaining life at December 31, 2002.

	At December 31,

Loans to Banks	2002	2001	2000

	(In Millions of EUR)
The Netherlands	6,108	7,623	14,389
North America	8,452	8,046	7,597
Rest of the world	27,364	33,950	26,595

Total loans to banks (gross)	41,924	49,619	48,581

Maturities	Within 1 Year	After 1 year and Within 5 Years	After 5 Years	Total

	(In Millions of EUR)
The Netherlands	5,428	393	287	6,108
North America	8,452	-	-	8,452
Rest of the world	26,660	528	176	27,364

Total loans to banks (gross)	40,540	921	463	41,924

Loans

          Our loan portfolio consists of loans, overdrafts, assets subject to operating leases, finance lease receivables to governments, corporations and consumers and reverse repurchase agreements. Geographic analyses of loans are, unless otherwise specifically indicated, based on the location of the branch or office from which the loan is made. For all figures presented for the year 1998 we have restated in euros the amounts we originally reported in Dutch guilders (NLG), using the fixed conversion rate of NLG 2.20371 per euro.

          The following table analyzes our portfolio by sector at the dates indicated.

	At December 31,

	2002	2001	2000	1999	1998

	(In Millions of EUR)
Public sector	7,371	14,114	15,000	12,097	7,334
Commercial	142,296	153,770	148,102	130,003	110,757
Retail	108,965	110,860	101,540	81,679	72,739

Total private sector	251,261	264,630	249,642	211,682	183,496
Total loans (gross) excluding professional securities transactions	258,632	278,744	264,642	223,779	190,830
Professional securities transactions	56,309	71,055	58,842	40,742	34,058

Total loans (gross) including professional securities transactions	314,941	349,799	323,484	264,521	224,888

Total loans (net)(1)	310,903	345,330	319,266	259,723	220,512

(1)	The difference between total loans (gross) and total loans (net) represents our specific allowance for loan losses. For a discussion of our provisioning policy, see below under “—Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses—Provisionary Policy”.

          Our lease portfolio aggregated EUR 13,106 million, EUR 11,825 million and EUR 13,386 million at December 31, 2002, 2001 and 2000, respectively. At December 31, 2002, the lease portfolio was comprised of finance lease receivables of EUR 4,648 million and assets subject to operating leases of EUR 8,458 million.

          In addition to loans, at December 31, 2002, we had loan commitments, guarantees, letters of credit, endorsements and similar products, amounting to EUR 180,298 million, of which EUR 136,122 million represented undrawn loan facilities.

     Outstanding Loans by Region

          The following table analyzes our loans by region and sector at the dates indicated.

	At December 31,

	2002	2001	2000	1999	1998

	(In Millions of EUR)
The Netherlands
Public sector	2,262	2,550	2,901	3,749	5,087
Commercial	54,319	54,329	53,734	47,575	43,131
Retail	80,664	75,847	67,635	50,282	45,695

Total Netherlands	137,245	132,726	124,270	101,606	93,913
North America
Public sector	1,129	1,099	984	871	601
Commercial	47,471	51,658	46,229	35,827	26,093
Retail	20,855	25,353	23,580	22,130	20,397

Total North America	69,455	78,110	70,793	58,828	47,091
Rest of the World
Public sector	3,980	10,465	11,115	7,477	1,647
Commercial	40,506	47,783	48,139	46,601	41,533
Retail	7,446	9,660	10,325	9,267	6,646

Total Rest of the World	51,932	67,908	69,579	63,345	49,826
Total loans (gross)	258,632	278,744	264,642	223,779	190,830

     Maturities

          The following table provides an analysis of loan maturities at December 31, 2002. Determinations of maturities are based on contract terms.

	Within 1 Year	After 1 Year and Within 5 years	After 5 years	Total

	(In Millions of EUR)
The Netherlands	35,057	23,053	79,135	137,245
North America	36,758	22,261	10,436	69,455
Rest of the World	35,258	13,052	3,622	51,932

Total Loans (gross)	107,073	58,366	93,193	258,632

     Interest Rate Sensitivity

          The following table analyzes at December 31, 2002 the interest rate sensitivity of loans due after one year and within five years, and loans due after five years, divided by region.

	At Variable Rate(1)	At Adjustable Rate(2)	At Fixed Rate(3)	Total

	(In Millions of EUR)
Due after 1 and within 5 years
The Netherlands	5,281	9,201	8,571	23,053
North America	10,970	4,813	6,478	22,261
Rest of the World	4,024	1,252	7,776	13,052
Due after 5 years
The Netherlands	2,051	61,133	15,951	79,135
North America	3,907	1,287	5,242	10,436
Rest of the World	1,235	809	1,578	3,622

(1)	Variable rate loans are EURIBOR, London interbank offering rate (LIBOR), prime rate-based loans as well as adjustable rate loans with fixed interest periods of up to one year.

(2)	Adjustable rate loans are loans with fixed interest rates for a period which is shorter than the entire term of the loan.

(3)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.

     Private Sector Loans by Type of Collateral

          The following table analyzes private sector loans by type of collateral at the dates indicated. Unsecured loans include loans for which we have the right to require collateral.

	At December 31,

	2002	2001	2000	1999	1998

	(In Millions of EUR)
Commercial
Public authority guarantees	3,233	3,879	6,932	6,109	5,474
Mortgages	20,859	20,561	22,615	18,974	15,584
Securities	1,764	2,605	3,246	2,337	2,699
Bank guarantees	2,896	2,941	5,606	3,114	3,093
Other types of collateral and unsecured	113,544	123,784	109,703	99,469	83,907

Total commercial loans	142,296	153,770	148,102	130,003	110,757
Retail
Public authority guarantees	3,268	6,706	6,392	3,628	3,596
Mortgages	82,659	80,122	74,496	58,082	50,523
Other types of collateral and unsecured	23,038	24,032	20,652	19,969	18,620

Total retail loans	108,965	110,860	101,540	81,679	72,739

Total private sector loans (gross)	251,261	264,630	249,642	211,682	183,496

Total private sector loans (net)(1)	247,229	260,175	245,450	206,974	179,211

(1)	The difference between total private sector loans (gross) and total private sector loans (net) represents our specific allowance for loan losses. For a discussion of our provisioning policy, see “—Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses—Provisioning Policy”.

     Commercial Loans by Industry

          The following table analyzes commercial loans by industry at the dates indicated.

			At December 31,

	2002	2001	2000	1999	1998

	(In Millions of EUR)
Agriculture, mining and energy	13,877	9,379	10,436	10,718	8,957
Manufacturing	31,132	31,482	36,751	30,948	26,649
Construction and real estate	20,477	20,268	17,972	15,067	12,624
Wholesale and retail trade	19,280	20,990	21,387	19,257	17,536
Transportation and communications	14,375	18,370	12,894	10,451	9,568
Financial services	20,198	22,026	17,260	17,639	16,348
Business services	11,881	16,534	15,091	12,290	8,477
Education, health care and other services	11,076	14,721	16,311	13,633	10,598

Total commercial loans (gross)	142,296	153,770	148,102	130,003	110,757

Loan Portfolio by Region

          Set forth below is an analysis of our loan portfolio by region. The loan portfolio of our Dutch, European (non-Dutch) and North American operations comprised 92% of our total loan portfolio at December 31, 2002. The remainder of the total loan portfolio (described hereunder in Rest of the World) at December 31, 2002 is comprised of 5.5% from Asian operations, 2.2% from Latin American operations and 0.3% from Middle East and African operations.

     Netherlands Loan Portfolio

          The Netherlands loan portfolio is comprised of loans made from offices and branches located in The Netherlands. The following tables analyze, at the dates indicated, The Netherlands loan portfolio by location of the borrower, and, in the case of private sector loans, type of collateral and industry of the borrower.

Loans by Customer Location

	At December 31,

	2002	2001	2000	1999	1998

	(In Millions of EUR)
Public sector
The Netherlands	1,019	1,680	2,128	3,001	3,690
Rest of Europe	538	308	264	207	861
North America	-	-	-	76	96
Rest of the world	705	562	509	465	440

	1,243	870	773	748	1,397

Total public sector loans (gross)	2,262	2,550	2,901	3,749	5,087

Private sector
The Netherlands	115,228	118,652	108,776	87,925	81,490
Rest of Europe	3,999	5,061	4,769	2,689	2,085
North America	2,428	1,062	3,274	3,088	1,674
Rest of the world	13,328	5,401	4,550	4,155	3,577

	19,755	11,524	12,593	9,932	7,336

Total private sector loans (gross)	134,983	130,176	121,369	97,857	88,826

Private Sector Loans by Type of Collateral

	At December 31,

	2002	2001	2000	1999	1998

	(In Millions of EUR)
Commercial
Public authority guarantees	202	1,033	3,752	3,373	3,472
Mortgages	5,248	5,054	12,107	10,054	9,504
Securities	645	740	968	982	1,172
Bank guarantees	452	265	141	415	408
Other types of collateral and unsecured	47,772	47,237	36,766	32,751	28,575

Total commercial loans (gross)	54,319	54,329	53,734	47,575	43,131
Retail
Public authority guarantees	3,265	6,624	6,381	3,607	3,594
Mortgages	61,163	54,389	50,403	35,491	30,747
Other types of collateral and unsecured	16,236	14,834	10,851	11,184	11,354

Total retail loans (gross)	80,664	75,847	67,635	50,282	45,695

Total private sector loans (gross)	134,983	130,176	121,369	97,857	88,826

Commercial Loans by Industry

	At December 31,

	2002	2001	2000	1999	1998

	(In Millions of EUR)
Agriculture, mining and energy	5,539	3,993	3,858	4,908	3,658
Manufacturing	9,259	7,427	9,900	8,498	7,688
Construction and real estate	6,698	5,680	5,650	3,976	3,886
Wholesale and retail trade	7,729	7,477	8,774	7,564	7,538
Transportation and communications	4,051	1,923	3,579	3,567	3,234
Financial services	12,533	15,694	9,958	8,955	8,898
Business services	4,559	7,106	6,927	5,079	3,343
Education, health care and other services	3,951	5,029	5,088	5,028	4,886

Total commercial loans (gross)	54,319	54,329	53,734	47,575	43,131

     European Loan Portfolio

          The European loan portfolio is comprised of loans made from offices and branches located in Europe, excluding The Netherlands. The following tables analyze, at the dates indicated, the European private sector loan portfolio by type of collateral and industry of the borrower.

Private Sector Loans by Type of Collateral

			At December 31,

	2002	2001	2000	1999	1998

	(In Millions of EUR)
Commercial
Public authority guarantees	1,584	1,382	1,486	1,511	952
Mortgages	438	455	702	649	851
Securities	480	704	469	193	486
Bank guarantees	717	798	990	639	649
Other types of collateral and unsecured	23,311	24,766	23,466	21,187	18,284

Total commercial loans (gross)	26,530	28,105	27,113	24,179	21,222
Retail
Public authority guarantees	0	33	1	9	0
Mortgages	241	311	322	265	263
Other types of collateral and unsecured	1,050	1,171	1,326	1,416	1,091

Total retail loans (gross)	1,291	1,515	1,649	1,690	1,354

Total private sector loans (gross)	27,821	29,620	28,762	25,869	22,576

Commercial Loans by Industry

			At December 31,

	2002	2001	2000	1999	1998

	(In Millions of EUR)
Agriculture, mining and energy	1,989	1,719	1,464	1,052	1,397
Manufacturing	6,712	8,351	8,474	6,689	6,038
Construction and real estate	1,761	1,104	1,574	1,555	1,312
Wholesale and retail trade	3,082	3,623	3,570	3,558	3,549
Transportation and communications	4,316	4,420	3,603	2,524	2,272
Financial services	3,630	3,568	2,745	3,269	2,832
Business services	2,946	2,875	2,921	3,091	1,907
Education, health care and other services	2,094	2,445	2,762	2,441	1,915

Total commercial loans (gross)	26,530	28,105	27,113	24,179	21,222

     North American Loan Portfolio

          The North American loan portfolio is comprised of loans made by the LaSalle Group, loans made by offices and branches of the Bank’s Wholesale Clients SBU located in the United States, Canada and Mexico and, beginning in 1997, loans made by Standard Federal (which includes the merged Michigan National Corporation as of April 2001). The Standard Federal loan portfolio consists primarily of mortgage loans. The following tables analyze, at the dates indicated, the North American private sector loan portfolio by type of collateral and by industry of the borrower. Through July 2001, loans made by European American Bank were also included.

Private Sector Loans by Type of Collateral

	At December 31,

	2002	2001	2000	1999	1998

	(In Millions of EUR)
Commercial
Public authority guarantees	1,202	1,124	1,149	868	832
Mortgages	14,755	14,633	9,245	7,898	5,171
Securities	298	783	1,100	424	384
Bank guarantees	815	463	2,642	180	79
Other types of collateral and unsecured	30,401	34,655	32,093	26,457	19,627

Total commercial loans (gross)	47,471	51,628	46,229	35,827	26,093
Retail
Public authority guarantees	0	0	2	2	2
Mortgages	19,914	23,564	21,231	19,821	18,201
Other types of collateral and unsecured	941	1,789	2,347	2,307	2,194

Total retail loans (gross)	20,855	25,353	23,580	22,130	20,397

Total private sector loans (gross)	68,326	77,011	69,809	57,957	46,490

Commercial Loans by Industry

	At December 31,

	2002	2001	2000	1999	1998

	(In Millions of EUR)
Agriculture, mining and energy	5,078	1,857	3,374	2,539	2,699
Manufacturing	10,228	10,084	11,552	8,495	5,905
Construction and real estate	11,340	12,644	9,748	8,219	6,067
Wholesale and retail trade	6,267	7,451	6,423	5,173	3,553
Transportation and communications	3,990	9,832	3,521	2,216	2,494
Financial services	2,469	684	2,150	1,804	1,923
Business services	3,741	3,054	3,590	2,628	1,682
Education, health care and other services	4,358	6,092	5,871	4,753	1,770

Total commercial loans (gross)	47,471	51,698	46,229	35,827	26,093

     Rest of the World Loan Portfolio

          The Rest of the World loan portfolio is comprised of loans made from offices and branches around the world, excluding the Netherlands, Europe and North America. The following tables analyse, at the dates indicated, the Rest of the World private sector loan portfolio by type of collateral and industry of the borrower.

Private Sector Loans by Type of Collateral

	At December 31,

	2002	2001	2000	1999	1998

	(In Millions of EUR)
Commercial
Public authority guarantees	245	340	545	357	218
Mortgages	418	419	561	373	58
Securities	341	378	709	738	657
Bank guarantees	912	1,415	1,833	1,880	1,957
Other types of collateral and unsecured	12,060	17,126	17,378	19,074	17,421

Total commercial loans (gross)	13,976	19,678	21,026	22,422	20,311
Retail
Public authority guarantees	3	49	8	10	0
Mortgages	1,341	1,858	2,540	2,505	1,312
Other types of collateral and unsecured	4,811	6,238	6,128	5,062	3,980

Total retail loans (gross)	6,155	8,145	8,676	7,577	5,292

Total private sector loans (gross)	20,131	26,751	29,702	29,999	25,603

Commercial Loans by Industry

	At December 31,

	2002	2001	2000	1999	1998

	(In Millions of EUR)
Agriculture, mining and energy	1,271	1,810	1,740	2,219	1,203
Manufacturing	4,933	5,620	6,825	7,266	7,018
Construction and real estate	678	840	1,000	1,317	1,359
Wholesale and retail trade	2,202	2,439	2,620	2,962	2,896
Transportation and communications	2,018	2,195	2,191	2,144	1,568
Financial services	1,566	2,080	2,407	3,611	2,695
Business services	635	3,499	1,653	1,492	1,545
Education, health care and other services	672	1,195	2,590	1,411	2,027

Total commercial loans (gross)	13,976	19,768	21,026	22,422	20,311

Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses

          As used in this report, the term “provisions” denotes the charge to income, while “allowance” denotes the accumulated balance sheet position created by the provisions and held against the value of the assets.

     Provisioning Policy

          We have developed specific provisioning policies in respect of the various loan classes of business in which the Bank engages. These policies are kept under constant review and are adjusted to reflect, (amongst other things), the Bank’s actual loss experience, developments in credit risk modelling techniques and changes in legislation in the various jurisdictions in which the Bank carries out its business.

Corporate and Commercial Loans

          The corporate and commercial clients to whom the Bank grants credits are formally reviewed at least once a year by the Bank’s dedicated credit committees. Additionally, the Bank’s credit officers continually monitor the quality of loans. Should deterioration of either the quality of a loan or the financial strength of a borrower give rise to a doubt in respect of repayment, management of the relationship is transferred to the Bank’s Financial Restructuring and Recovery unit, or FR&R. After making its assessment, FR&R determines the amount, if any, of the specific provision that should be made, after taking into account the value of collateral. At the close of each quarterly reporting period, the Bank’s Group Risk Committee evaluates the specific provisions which have been made during the quarter and, after reviewing those facilities which had been identified as “special mention”, determines whether further specific provisions will be required.

Consumer Loan Products

          The Bank offers a wide range of consumer loan products and programs such as personal loans, home mortgages, credit cards and home improvement loans. Provisioning for these products is done on a portfolio basis with a specific provision for each product being determined by the size of the portfolio and the Bank’s historical loss experience.

Country and Sovereign Risk

          The Bank carries out its business in a large number of countries and in doing so incurs risks of non payment on its cross border foreign currency exposure resulting from the occurrence of country specific risk events. The Bank has developed a sovereign risk scoring system. With effect from 2002, a provision for sovereign risk is formed only for payments that are overdue or expected to become past due.

Non-performing Loans

          The Bank categorises loans classified as “doubtful” or “loss” as non-performing as soon as there is any doubt about the borrower’s capacity to repay the principal. Although the Bank continues to accrue interest on these loans for collection purposes, an equivalent amount is added to provisions. Payments which the Bank may receive in respect of loans classified as “doubtful” or “loss” are treated as repayments of principal unless exceptional circumstances warrant otherwise.

          As loan loss provisioning is tax deductible in The Netherlands in the year in which the provision is made, it is not necessary to write off doubtful loans to achieve tax savings. The Bank does not write off doubtful loans against provisions until all possible steps to effect repayment have been taken, a process which may take many years. Generally, loans are written-off faster in the United States than in The Netherlands.

          Non-performing loans as a percentage of total private sector loans (gross) increased to 2.44% in 2002 from 2.21% in 2001 after increasing from 2.05% in 2000. Although we operate in emerging markets countries, our exposure in terms of loans and trading portfolios in those countries is relatively small compared to our worldwide credit business. Accordingly, the specific provisions for loan losses as a percentage of total private sector loans (gross) was 0.67% in 2002, as compared to 0.51% and 0.33% in 2001 and 2000, respectively. At December 31, 2002, total specific allowances were EUR 535 million or 11% lower than at December 31, 2001 due primarily to higher levels of write-offs in 2002. At December 31, 2001 total specific allowances were EUR 378 million or 8.5% higher than at December 31, 2000, due primarily to higher provisioning for loan losses. Specific allowances for loan losses as a percentage of total private sector loans (gross) decreased to 1.64% at December 31, 2002, as compared to 1.70% and 1.68% at December 31, 2001 and 2000, respectively.

          The table below shows, for the five years ended December 31, 2002, 2001, 2000, 1999 and 1998, the composition of the aggregate charge to income regarding the specific provision for loan losses and additions to the fund for general banking risks.

	2002	2001	2000	1999	1998

	(In Millions of EUR)
Net provisions for loan losses(1)	1,681	1,342	814	678	638
Net provisions for sovereign risk(2)	14	84	(197)	(25)	303

Total specific provisions	1,695	1,426	617	653	941
Addition to fund for general banking risks	-	-	(32)	(20)	(101)

Total charge against profit	1,695	1,426	585	633	840

(1)	Net of recoveries and releases. See "—Provisions for Loan Losses—Movements in Specific Allowances for Loan Losses" and "—Provisions for Loan Losses—Movements in Specific Allowances for Sovereign Risk".

(2)	From 1998 to 2000 this provision was for country risk. Since December 2000 the provision has been for sovereign risk. See "—Country and Sovereign Risk".

     Provisions for Loan Losses

	2002	2001	2000	1999	1998

	(In Millions of EUR)
The Netherlands	279	234	114	86	126
North America	995	837	286	166	25
Rest of the World	407	271	414	426	487

Total Specific Provisions	1,681	1,342	814	678	638
Provisions for Sovereign Risk	14	84	(197)	(25)	303

Total Provisions	1,695	1,426	617	653	941

Specific provision/private sector loans	0.67%	0.51%	0.33%	0.32%	0.35%

          Provisions for loan losses for 2002 increased by EUR 269 million or 19% to EUR 1,695 million as weaker economic conditions again negatively impacted provision levels in most geographic markets. In The Netherlands, higher provisions were recorded for small and medium enterprises as well as for larger corporate clients, particularly in technology, telecommunications and infrastructure industries. In North America, provisions increased due to corporate failures in the telecommunications and integrated energy segments of the Wholesale SBU as well as due to higher provisions in the asset based lending and commercial business of Consumer and Commercial SBU. For the Rest of World, 2002 provisions increased 50% over 2001 to account for exposures in Europe and the Middle East as a result of the general economic climate.

          Provisions for loan losses for 2001 more than doubled to EUR 1,426 million from EUR 617 million in 2000. In The Netherlands, the increase was largely attributable to problems experienced by the Bank’s corporate customers due to a relatively slower economy and corporate defaults in agriculture industry loans brought about by the foot and mouth crisis. The Bank’s North American activities were adversely affected by the economic downturn in the Bank’s Midwest franchise combined with difficulties in the Consumer & Commercial Clients SBU leveraged portfolio. Additionally, specific provisions were required by the Wholesale Clients SBU due to corporate defaults, which were primarily in the energy and telecommunications industries. Provisions for the “Rest of the World” declined by a third reflecting a reduced provisioning requirement in the wake of the Asian crisis. Provisions for sovereign risks for 2001 were negatively affected by the Argentina crisis.

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

	At December 31,

	2002	2001	2000	1999	1998

	(In Millions of EUR)
The Netherlands	1,391	1,320	1,224	1,193	1,162
North America	479	502	162	193	247
Rest of the world	2,259	2,678	2,809	3,072	2,707

Total specific allowances for loan losses	4,129	4,500	4,195	4,458	4,116
Specific allowances for sovereign risks	181	345	272	533	494

Total specific allowances	4,310	4,845	4,467	4,991	4,610

     Movements in Specific Allowances for Loan Losses

	2002	2001	2000	1999	1998

	(In Millions of EUR)
Balance at beginning of year	4,500	4,195	4,458	4,116	2,894
Acquisitions, dispositions, currency translation
differences and other adjustments	(590)	(227)	233	178	957
Amounts written off
The Netherlands	(203)	(183)	(193)	(132)	(187)
North America	(1019)	(543)	(276)	(236)	(238)
Rest of the world	(489)	(432)	(1,106)	(403)	(102)

Total	(1,711)	(1,158)	(1,575)	(771)	(527)
Received after write-off	142	193	108	119	77
Subtotal	2,341	3,003	3,224	3,642	3,401
Addition from net interest revenue	107	155	157	138	77
New and increased specific provisions
The Netherlands	493	375	276	196	241
North America	1,170	972	346	273	203
Rest of the world	784	898	764	735	706

Total	2,447	2,245	1,386	1,204	1,150
Releases of specific provisions
The Netherlands	(199)	(136)	(158)	(107)	(109)
North America	(215)	(77)	(30)	(60)	(132)
Rest of the world	(210)	(497)	(276)	(240)	(194)

Total	(624)	(710)	(464)	(407)	(435)
Recoveries
The Netherlands	(28)	(5)	(4)	(3)	(6)
North America	(43)	(58)	(30)	(47)	(46)
Rest of the world	(71)	(130)	(74)	(69)	(25)

Total	(142)	(193)	(108)	(119)	(77)
New and increased specific provisions (net)	1,681	1,342	814	678	638

Balance at end of year	4,129	4,500	4,195	4,458	4,116

     Movements in Specific Allowances for Sovereign Risk

	2002	2001	2000	1999	1998

		(In Millions of EUR)
Balance at beginning of year	345	272	533	494	410
Currency translation differences	(42)	12	36	74	(23)
Provisions charged (released) against profit and loss account	14	84	(197)	(25)	303
Other movements	(136)	(23)	(100)	(10)	(196)

Balance at end of year	181	345	272	533	494

     Specific Allowance for Loans Losses by Industry

          The following table analyzes the allowance for loan losses by industry at December 31 of each of the last five years.

	At December 31,

	2002	2001	2000	1999	1998

	(In Millions of EUR)
Agriculture, mining and energy	329	358	186	183	158
Manufacturing	1,217	1,226	1,161	1,234	1,268
Construction and real estate	157	195	219	277	190
Wholesale and retail trade	675	740	732	941	867
Transportation and communications	367	412	267	244	208
Financial services	284	341	387	388	424
Business services	287	421	357	349	227
Education, health care and other services	308	301	289	350	277

Total commercial	3,624	3,994	3,598	3,966	3,619
Retail	505	506	597	492	497

Total private sector	4,129	4,500	4,195	4,458	4,116

     Analysis of Loans by Industry

          The following table analyzes the percentage of loans in each industry to total private sector loans at December 31 of each of the last five years.

	At December 31,

	2002	2001	2000	1999	1998

			(In Percentages)
Agriculture, mining and energy	5.5	3.5	4.2	5.1	4.9
Manufacturing	12.5	11.9	14.7	14.6	14.5
Construction and real estate	8.1	7.7	7.2	7.1	6.9
Wholesale and retail trade	7.7	7.9	8.6	9.1	9.6
Transportation and communications	5.7	6.9	5.2	4.9	5.2
Financial services	8.0	8.3	6.9	8.3	8.9
Business services	4.7	6.2	6.0	5.8	4.6
Education, health care and other services	4.4	5.6	6.5	6.5	5.8

Total commercial	56.6	58.1	59.3	61.4	60.4
Retail	43.4	41.9	40.7	38.6	39.6

Total private sector	100.0	100.0	100.0	100.0	100.0

     Net Specific Provisions for Loan Losses by Industry

          The following table analyzes net specific provisions for loan losses (inclusive of provision for interest in suspense) by industry for each of the last five years.

	2002	2001	2000	1999	1998

	(In Millions of EUR)
Agriculture, mining and energy	172	207	1	77	49
Manufacturing	433	376	326	101	249
Construction and real estate	39	(3)	(10)	44	6
Wholesale and retail trade	204	74	90	128	85
Transportation and communications	389	235	47	84	26
Financial services	58	29	60	14	4
Business services	127	164	74	28	38
Education, health care and other services	93	94	70	76	57

Total commercial	1,515	1,176	658	552	514
Retail	273	321	313	264	201

Total private sector	1,788	1,497	971	816	715
Of which interest in suspense	107	155	157	138	77

Total specific provisions (net)	1,681	1,342	814	678	638

     Analysis of Write-Offs by Industry

          The following table analyzes the amounts written off by industry during each of the last five years.

	2002	2001	2000	1999	1998

	(In Millions of EUR)
Agriculture, mining and energy	132	46	25	13	19
Manufacturing	405	291	385	67	45
Construction and real estate	28	29	82	55	32
Wholesale and retail trade	163	122	324	57	67
Transportation and communications	402	88	66	31	25
Financial services	98	72	48	31	50
Business services	127	86	187	90	36
Education, health care and other services	76	78	55	40	64

Total commercial	1,431	812	1,172	384	338
Retail	280	346	403	387	189

Total private sector	1,711	1,158	1,575	771	527

     Sovereign Risk Exposure and Related Specific Allowances

          The following table sets forth our sovereign risk exposure and related specific allowances at December 31, 2002, 2001 and 2000.

	At December 31,

	2002	2001	2000

	(In Millions of EUR Except Percentages)
Sovereign risk/Country risk exposure	771	1,080	1,107
Sovereign risk/Country risk specific allowances	(181)	(345)	(272)

Net exposure	590	735	835

Net exposure as a percentage of group capital	2.0%	2.2%	2.6%

          Total sovereign risk exposure, excluding trade debts, decreased by EUR 309 million in 2002 due to a change of our provisioning methodology and the classification to performing of certain Brady bonds. Specific allowances for sovereign risk represented 61% of total sovereign risk exposure at December 31, 2002, as compared to 32% at December 31, 2001 and 25% at December 31, 2000. Of the total sovereign risk exposure at December 31, 2002, EUR 228 million, or 30%, was collateralized mainly by U.S. Treasury zero coupon bonds issued as part of Brady restructurings. This collateral is designed to cover fully the principal due on maturity. In determining specific allowances for sovereign risk, the estimated current value of this collateral has been taken into account.

Potential Credit Risk Loans

          The table below provides an analysis of our doubtful loans for each of the last five years. “Doubtful loans” are all loans classified as “doubtful” or “loss” for which in general a specific provision has been made, although doubtful loans can still be performing. The amounts are stated before deduction of the value of collateral held, the specific allowances carried and interest in suspense. As we are not required by Dutch regulations to classify loans as “non-accrual,” “accruing past due,” “restructured” and “potential problem” loans, as defined by the Securities and Exchange Commission, the table below is based on available data.

     Doubtful Loans

	At December 31,

	2002	2001	2000	1999	1998	Interest Revenue not Recognized 2002(4)	Included in Interest Revenue 2002(5)	Included in Interest Revenue 2001(5)	Included in Interest Revenue 2000(5)

	(In Millions of EUR)
Non-accrual loans(1)
The Netherlands	437	483	370	379	528	41	-	-	-
North America	2,044	1,404	928	443	155	140	19	18	15
Rest of the world	1,230	690	1,450	721	761	43	-	-	1

Total non-accrual loans	3,711	2,577	2,748	1,543	1,444	224	19	18	16

Non-performing loans for which interest has been suspended(2)
The Netherlands	1,102	1,139	463	401	591	54	-	-	-
North America	48	65	34	53	186	7	-	-	-
Rest of the world	1,271	2,078	1,877	2,794	2,162	46	46	12	34

Total non-performing loans	2,421	3,282	2,374	3,248	2,939	107	46	12	34
Subtotal of non-accrual and non-performing loans	6,132	5,859	5,122	4,791	4,383	331	65	30	50
Accruing loans(3)
The Netherlands	1,914	1,920	1,753	1,682	1,560	-	144	147	137
North America	264	74	49	93	26	-	5	8	3
Rest of the world	1,122	748	939	1,014	609	-	41	56	65

Total accruing loans	3,300	2,742	2,741	2,789	2,195	-	190	211	205

Total doubtful loans	9,432	8,601	7,863	7,580	6,578	331	255	241	255

(1)	"Non-accrual loans" are loans placed on a non-accrual basis but not yet written off.

(2)	“Non-performing loans” are loans on which we continue to accrue interest, but which are included in interest revenue only if interest is actually received.

(3)	“Accruing loans” are potential problem loans on which we continue to charge interest that is included in interest revenue.

(4)	“Interest not recognized” is the difference between the interest revenue that would have been recognized under original contractual terms and the interest revenue actually recognized in the relevant year.

(5)	“Included in interest” is the amount of interest revenue that is recognized in the relevant year.

          The following table sets forth the outstanding principal balance of loans as of December 31 for each of the last five years that were restructured.

	2002	2001	2000	1999	1998	Included in Interest Revenue 2002	Included in Interest Revenue 2001	Included in Interest Revenue 2000

	At December 31,

	(In Millions of EUR)
The Netherlands	-	-	-	-	-	-	-	-
North America	-	-	-	10	15	-	-	-
Rest of the world	450	502	574	369	316	3	36	17

Total	450	502	574	379	331	3	36	17

Cross-Border Outstandings

          Our operations involve significant exposure in non-local currencies. These cross-border outstandings are controlled by the Group Credit Committee through a country risk management system that requires frequent monitoring of outstandings to avoid concentrations of transfer, economic and political risk. Cross-border outstandings are based on the country of domicile of the borrower and comprise loans denominated in currencies other than the borrower’s local currency.

          Cross-border outstandings exceeding 1% of total assets at December 31, 2002, 2001 and 2000 are shown in the following table. These figures are not netted for any legally enforceable written guarantees of principal or interest by domestic or other non-local third parties. At the dates below, there are no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal. The table does not include off-balance sheet items.

	Percentage of Total Assets	Total Amount	Banks	Government	Private Sector

	(In Millions of EUR Except Percentages)
At December 31, 2002
United States	3.87	21,493	3,200	6,438	11,855
United Kingdom	2.62	14,557	4,476	19	10,062
Germany	4.67	25,984	8,737	14,670	2,577
Italy	2.26	12,550	2,481	8,774	1,295
Belgium	1.75	9,753	1,343	5,792	2,618
At December 31, 2001
United States	4.13	24,681	2,897	5,867	15,917
United Kingdom	3.41	20,345	10,352	0	9,993
Germany	2.37	14,142	6,040	4,431	3,671
Italy	2.20	13,163	2,383	8,071	2,709
Belgium	1.55	9,257	1,034	4,690	3,533
France	1.20	7,157	3,143	721	3,293
At December 31, 2000
United States	3.9	21,317	3,768	1,720	15,829
United Kingdom	3.7	20,086	8,421	63	11,602
Italy	2.0	10,675	2,670	7,538	467
Belgium	1.8	9,947	5,329	2,871	1,747
Germany	1.8	9,668	3,585	4,186	1,897

     Cross-Border Outstandings Between 0.75% and 1% of Total Assets

          Cross-border outstandings to borrowers in countries in which such outstandings amounted to between 0.75% and 1% of total assets totalled EUR 11,098 million at December 31, 2002 and related to Sweden and Spain. At December 31, 2001, these outstandings totalled EUR 4,943 million and related entirely to Sweden. At December 31, 2000, these outstandings totalled EUR 9,083 million and related to Spain and France.

Loan Concentrations

          One of the principal factors influencing the quality of our earnings and loan portfolio is diversification of loans by region, industry and borrower. A concentration exists when loans are made to a multiple number of borrowers engaged in similar activities, all of whom are subject to roughly the same effects of economic conditions or other changes. At December 31, 2002, there was no concentration of loans exceeding 10% of our total loans (gross).

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

	Average Amount 2002	Average Rate (%)	Average Amount 2001	Average Rate (%)	Average Amount 2000	Average Rate (%)

	(In Millions of EUR Except Percentage)
Banks
The Netherlands
Time deposits(1)	11,966	4.1	29,892	4.1	28,892	5.6
Demand deposits/Current accounts	26,835	3.8	9,523	4.0	8,863	5.4
Foreign
Time deposits(1)	62,540	2.1	70,079	4.1	84,666	5.7
Demand deposits/Current accounts	18,186	1.3	23,943	2.5	32,408	4.4
Total customer accounts
The Netherlands
Savings accounts	36,963	3.4	33,544	3.7	29,299	3.6
Time deposits(1)	54,384	5.3	72,773	5.1	61,653	5.5
Demand deposits/Current accounts	40,398	2.3	23,182	3.5	18,912	3.6
Others	1,514	5.0	4,165	6.5	9,402	6.8
Foreign
Savings accounts	41,408	2.3	50,357	3.6	48,875	4.0
Time deposits(1)	91,245	2.3	105,544	4.7	86,464	5.8
Demand deposits/Current accounts	30,446	2.0	30,697	4.2	24,062	4.3
Others	46,356	3.2	20,663	5.6	12,649	5.9

(1)	Includes our Eurodollar deposit activities and professional securities transactions. Time deposits are funds whereby the original term, the period of notice and interest payable have been agreed upon with the counterparty.

          Average amounts of deposits by foreign customers in the Dutch branches and offices included under Banks were for 2002, 2001 and 2000, EUR 26.1 billion, EUR 23.3 billion and EUR 30.0 billion, respectively, and for Total customer accounts were, for 2002, 2001 and 2000, EUR 21.1 billion, EUR 18.6 billion and EUR 15.5 billion, respectively.

Deposits of $100,000 or more

          At December 31, 2002, deposits of $100,000 or more or the equivalent in other currencies, held in the United States, in time deposits and certificates of deposits by term remaining until maturity were:

At December 31, 2002

(in Millions of EUR)
3 months or less	4,054
more than 3 months but less than 6 months	1,385
more than 6 months but less than 12 months	1,107
over 12 months	2,876

Total	9,423

     Contractual Obligations, Commitments and Contingent Commitments

          Our contractual and contingent obligations and commitments at December 31, 2002 are summarized in the following schedules.

	Payments Due by Period

Contractual Obligations	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	After 5 Years

Debt securities	71	33	10	10	18
Subordinated debt	14	0	2	2	10
Operating leases	2	0	1	0	1
Other long-term obligations	385	356	12	11	6

          Other long-term obligations consist of liabilities for deposits and other client accounts (EUR 215 billion at December 31, 2002), to banks (EUR 96 billion at December 31, 2002) and for savings accounts (EUR 74 billion at December 31, 2002). For further information see Note 20 to the Consolidated Financial Statements. Details of operating leases can be found in Note 25 to the Consolidated Financial Statements. Other contractual obligations under finance lease agreements totalled EUR 29 million as of December 31, 2002, with EUR 10 million payable after one year.

	Payments Due by Period

Other Commercial Commitments	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	After 5 Years

Committed facilities	136	85	20	15	16
Commitments with respect to:
Guarantees granted	40	20	4	4	12
Irrevocable letters of credit	4	2	-	1	1
Recourse risks arising from discounted bills	0	-	-	-	-

     Short-term Borrowings

          Short-term borrowings are borrowings with an original maturity of one year or less. These are included in our consolidated balance sheet under the items Banks, Total customer accounts and Debt securities. Categories of short-term borrowings for which the average balance outstanding during the preceding three fiscal years was equal to or greater than 30% of consolidated shareholders’ equity at December 31, 2002 were included in the item Debt Securities and consisted of certificates of deposits and commercial paper. An analysis of the balance and interest rates paid on short-term borrowings is provided below.

	2002	2001	2000

	(In Millions of EUR Except Percentages)

Year-end balance	23,951	22,853	27,532
Average balance	25,339	26,526	28,084
Maximum month-end balance	31,817	31,443	35,993
Average interest rate during the year	3.3%	4.2%	6.5%
Average interest rate at year-end	2.8%	5.2%	5.9%

          For an analysis of the maturities of our liabilities at December 31, 2002, see the notes to the Consolidated Financial Statements.

C. Research and Development, Patents and Licenses etc.

          Not Applicable.

D. Trend Information

          We have experienced certain changes in the composition of our revenues and the structure of our assets and liabilities in recent years as an effect of the changing economic conditions, including the continued weakness of most equity markets, low inflation and low interest rates, and the increasingly competitive operating environment. Slowed economic growth, which began mid-2000, continued in The Netherlands and the United States throughout 2001 and 2002. For a further description of these and other trends that affected our business in recent periods, see the discussion above under “—Operating Results”.

E. Off-Balance Sheet Arrangements

          Details of our contingent liabilities and commitments are set out in “—Liquidity and Capital Resources—Selected Statistical Information—Liabilities—Contractual Obligations, Commitments and Contingent Commitments” above. We have no off-balance sheet entities or off-balance sheet arrangements that are reasonably likely to have a material adverse effect on liquidity or the availability of or the requirements for capital resources, and our hedging activities are non-speculative.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

          Holding is a public company with limited liability incorporated under the laws of The Netherlands to which the rules for large companies, as set out in Sections 152 to 164 inclusive of Book 2 of the Dutch Civil Code, or the “Large Company Rules”, apply. Under the Large Company Rules, companies must have a two-tier system of corporate governance, consisting of a Supervisory Board and a Managing Board. The Supervisory Board supervises the policy conducted by the Managing Board, as well as the company’s general course of affairs and its business. In addition it shall assist management with advice. In the performance of their duties the members of the Supervisory Board shall be guided by the interest of the company and the enterprise connected therewith.

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

          Holding’s Supervisory Board is an independent and self-appointing entity. The Supervisory Board appoints a chairman and a vice chairman from among its members. It also appoints a secretary, who may or may not be a member of the Supervisory Board. Persons employed by Holding, the Bank or an affiliated company cannot be appointed as Supervisory Board members.

          Supervisory Board members are appointed for a term of four years and may be re-appointed thereafter. Members of the Supervisory Board may serve a maximum term of 12 years from the date of their first appointment as member of the Supervisory Board . In principle, members have agreed to retire by the day on which the annual general meeting of shareholders is held in the year in which he or she reaches the age of 70.

          The remuneration of each member of the Supervisory Board is determined by the general meeting of shareholders following a proposal to that effect by the Supervisory Board.

          We intend to make a number of changes to our articles of association which will increase shareholders influence over the appointment of the members of the Managing Board and the Supervisory Board. For more information see “Item 10. Additional Information—Memorandum and Articles of Association—Proposal to Amend the Articles of Association”.

          The members of the Supervisory Board of Holding and the Bank are currently as follows:

Name	Year of Appointment	Term Expires	Principal Occupation

A.A. Loudon Chairman	1994	2006	Former Chairman of the Managing Board of AKZO Nobel N.V.

M.C. van Veen Vice-Chairman	1997	2005	Former Chairman of the Managing Board of Koninklijke Hoogovens N.V.

W. Overmars(1)	1990	2003	Former Chairman of the Executive Board of Campina Melkunie B.V.

W. Dik	1993	2005	Former Chairman of the Managing Board of Royal KPN N.V. and former State Secretary for Foreign Trade

C.H. van der Hoeven(2)	1997	2003	President and Chief Executive Officer of Royal Ahold N.V.

A. Burgmans	1998	2006	Chairman of the Managing Board of Unilever N.V.

Ms. L.S. Groenman	1999	2003	Crown member Sociaal-Economische Raad (SER)

D.R.J. Baron de Rothschild	1999	2003	Senior Partner of Rothschild & Cie Banque, Deputy Chairman N.M. Rothschild Group (including N.M. Rothschild & Sons Ltd.)

Ms. T. A. Maas-de Brouwer	2000	2004	Member of the Senate of the Dutch Parliament, and President of Hay Vision Society, part of the Hay Group B.V.

P.J. Kalff	2000	2004	Former Chairman of the Managing Board of ABN AMRO Holding and ABN AMRO Bank N.V.

A.C. Martinez	2002	2006	Former Chairman, President and Chief Executive Officer of Sears, Roebuck & Co. Inc., Chicago

(1)	Mr. Overmars will resign as a member of the Supervisory Board as of April 29, 2003 having reached the maximum age for serving on the Supervisory Board.

(2)	Mr. van der Hoeven will resign as a member of the Supervisory Board as of April 29, 2003 at his personal request, announced in December 2002. On February 24, 2003 he announced his resignation from Royal Ahold N.V..

          With effect from April 29, 2003 Mr. Marcus Vinicius Pratini de Moraes, Mr. Paulo Scaroni and Lord Sharman of Redlynch have been appointed to the Supervisory Board, and the Supervisory Board will consist of 12 members as of that date.

          The members of the Managing Board of Holding and the Bank are currently as follows:

Name	Year of Appointment	Term Expires(1)	Principal Responsibility

R.W.J. Groenink	1988	2012	Chairman of the Managing Board
W.G. Jiskoot	1997	2013	Wholesale Clients SBU
T. de Swaan	1999	2008	Corporate Centre and Chief Financial Officer
J.Ch.L. Kuiper	1999	2010	Consumer & Commercial Clients SBU
C.H.A. Collee	2000	2015	Consumer & Commercial Clients SBU
H. Y. Scott-Barrett	2000	2021	Wholesale Clients SBU

(1)	Managing Board members are appointed until reaching the contractually agreed mandatory retirement age of 62, unless otherwise indicated.

          Rijkman Groenink was appointed Chairman of the Managing Board in May 2000. He was born on August 25, 1949 and is a Dutch citizen. He joined Amro Bank in 1974 and was appointed Head of Product Management Retail Accounts in 1976, Head of Syndicated Loans in 1978, Head of International Corporate Accounts in the International Division in 1980, Executive Vice President of the Dutch Special Credit Department in 1982 and Senior Executive Vice President of Dutch Corporate Business in 1986. He was appointed to the managing board of Amro Bank in 1988. Following the merger of ABN Bank and Amro Bank in 1990, he was appointed to the Managing Board of ABN AMRO Bank. In 1995 he became responsible for The Netherlands Division. Principal outside directorships held include Flint Holding, Struik Holding and several charitable societies and foundations. His educational credentials include a law degree from the University of Utrecht.

          Wilco Jiskoot was appointed member of the Managing Board in January 1997, with responsibility for a number of investment banking product lines. He was born on June 2, 1950 and is a Dutch citizen. He joined Amro Bank in 1976 as a management trainee and held a series of positions leading to his appointment in 1986 as Head of Capital Markets Group, Head of Institutional banking Division in 1987 and Senior Executive Vice President of Financial Markets Group in 1988. Since June 2000 he has been a member of the executive committee responsible for the Wholesale Clients strategic business unit and since November 2001 its Chairman, which focuses on ABN AMRO’s world-wide corporate, institutional and public sector clients. He is particularly responsible for the business units Financial Markets, Equities, including the ABN AMRO Rothschild equity capital markets joint venture, which he helped set up in 1997, Private Equity and legal and compliance and communication within the Wholesale Clients SBU. He holds a masters of business administration from the University of Rotterdam.

          Tom de Swaan was appointed to the Managing Board as Chief Financial Officer in January 1999. He is chairman of the Corporate Centre. He was born on March 4, 1946 and is a Dutch citizen. He joined the Dutch Central Bank, officially “De Nederlandsche Bank” after university in 1972. He was appointed to the Governing Board of the De Nederlandsche Bank in 1986 and was responsible for payment systems, information technology, human resources and planning and control. In 1992 he assumed responsibility for the supervision of credit institutions and mutual funds in The Netherlands. In that capacity he served as Chairman of the Joint Forum on Financial Conglomerates and the Banking Supervisory Committee of the European Monetary Institute. In 1997 he was appointed Chairman of the Basle Committee on Banking Supervision. He is a non-executive director on the Board of the United Kingdom’s Financial Services Authority and chairman of several Dutch civic institutions and charitable foundations. He holds a masters degree in economics from the University of Amsterdam.

          Joost Kuiper was appointed to the Managing Board in May 1999 with responsibility for the International Division. He was born on July 23, 1947 and is a Dutch citizen. He joined ABN AMRO in 1998 as a Senior Executive Vice President in Treasury and Fixed Income. He is Chairman of and, together with Mr. Dolf Collee, responsible for the Strategic Business Unit Consumer & Commercial Clients. His particular responsibility is for retail and small and medium enterprise client banking in the three home markets: The Netherlands, North America and Brazil. He previously held a series of senior positions in Dutch financial institutions, including Chairman of Amsterdam-based investment bank MeesPierson (1996-98), Chairman of Fortis in The Netherlands (1997-98), and President of the European Options Exchange (1993-96). Between 1987 and 1993 he was member of the Managing Board of Granaria Beheer B.V. and a Managing Director of Refining & Trading Holland. He started his career in 1973 in the new issue and syndicate department of Amro Bank. Left in 1976 to take up positions at Banque Européene de Crédit in Brussels and Sogen-Swiss International in New York, before rejoining Amro Bank, first in New York and then in London and The Netherlands. Principal outside directorships include Cornelder Holding N.V., Viking Ship Finance Ltd and several charitable societies and foundations. He holds a masters in law degree from Leiden University.

          Dolf Collee joined ABN bank in 1980 and held a series of positions within The Netherlands office network, before becoming Regional General Manager for the region Zuid-Oost in 1992. He was appointed to the managing board in June 2000. He is responsible for the Strategic Business Unit Private Clients & Asset Management which focuses on servicing high net worth individuals and offering a range of investment products. Furthermore, as one of two Board members, he responsible for the Strategic Business Unit Consumer & Commercial Clients which concentrates on individuals and small and medium-sized companies. Within this Strategic Business Unit, he holds particular responsibility for the business in New Growth Markets. As a logical extension to his combined responsibilities, he is responsible for ABN AMRO’s asset gathering efforts and our European focus thereof. He was born October 24, 1952 and is a Dutch citizen. Prior to his managing board appointment he was Senior Executive Vice President Commercial Development within The Netherlands Division. Principal directorships include Capitalia as vice-chairman, K&H Bank Hungary, Kobalt Media Services B.V., Schils Holding B.V., The Netherlands Development Finance Company (FMO) and several industry and educational institutions. He holds a masters degree in Dutch law from Erasmus University Rotterdam.

          Hugh Scott-Barrett was appointed member of the Managing Board in June 2000. He was born on September 26, 1958 and is a British citizen. He joined ABN AMRO in 1996 as Head of Corporate Finance in Europe and later became the Global Head of M&A as a Senior Executive Vice President. He is Vice Chairman of the Executive Committee of the Wholesale Clients Strategic Business Unit and is particularly responsible for the five Client Coverage business units: Country Coverage; Integrated Energy; Telecom, Media, Technology and Healthcare; Consumer; and Financial Institutions & Public Sector. Furthermore, he is responsible for the Wholesale Business Units: Corporate Finance (including the ABN AMRO Rothschild joint venture), Working Capital, Wholesale Change Management and Technology Operations and Property Services. He started his career in 1980 in the Corporate Finance Department at Kleinwort Benson. Subsequently he joined SBC Warburg in 1984 and became Deputy Chief Executive of SBC’s European activities in 1994 and rose to the function of Managing Director in Corporate Finance. He was educated at the University of Sorbonne and Merton College, Oxford.

          The senior executive vice presidents of the Bank are currently as follows:

Name	Year of Appointment	Principal Occupation

J.J. Kamp	1986	Corporate Centre/Group Legal and Compliance
F.G.H. Deckers	1998	Consumer & Commercial Clients SBU/CEO of BU Netherlands
H. Mulder	1998	Corporate Centre/Risk Management
J. Sijbrand	1998	Corporate Centre/Risk Management
G.J.B. Hartsink	2000	Corporate Centre/European Affairs within Group Operations
A.M .Kloosterman	2000	Wholesale Clients SBU/BU Head Country Coverage
A.E.J.M. Cook-Schaapveld	2000	Wholesale Clients SBU/BU Head Telecom, Media Technology and Healthcare
R. J. Meuter	2000	Wholesale Clients SBU/Client Coverage Netherlands
J. W. Meeuwis	2000	Wholesale Clients SBU/Country Representative Head Netherlands Consumer & Commercial Clients SBU/ Private Clients & Asset
J. P. Schmittman	2000	Management SBU/BU Head New Growth Markets and Private Clients
T. Cross-Brown	2000	Private Clients & Asset Management SBU/BU Head Asset Management
M.B.G.M. Oostendorp	2000	Corporate Centre/Group Operations
E.H. Kok	2000	Corporate Centre/Group Finance
F.C. Barbosa	2001	Consumer & Commercial Clients SBU/CEO of BU Brazil and President of Banco ABN AMRO Real S.A.
P.N.N. Turner	2001	Wholesale Clients SBU/BU Head Corporate Finance and Global Equity
R.C. van Paridon	2001	Wholesale Clients SBU/Working Capital
N. R. Bobins	2002	Consumer & Commercial Clients SBU/President and CEO LaSalle Bank Corporation
G.J.A. Louw	2002	Corporate Centre/Group Human Resources
P.S. Overmars	2002	Wholesale Clients SBU/Financial Markets
R. Teerlink	2002	Wholesale Clients SBU/COO and BU Head WCS Services
S. Zavatti	2002	Wholesale Clients SBU/BU Head Financial Institutions & Public Sector (FIPS)

B. Compensation

          For the year ended December 31, 2002, the compensation paid to current and former members of the Managing Board and senior executive vice presidents of the Bank aggregated EUR 43.5 million.

          Effective January 1, 2001, we changed the basis for the compensation paid to the Managing Board and other top executives of the Bank. Compensation is now more variable, more equity-based, more focused on the long term and more geared to the achievement of value-based performance measures.

          The annual bonus is based upon a combination of value-based performance measures, such as economic profit and efficiency ratios, and a number of other key strategic targets which are set at the beginning of each year. The bonus for the Chairman of the Managing Board and the Chief Financial Officer is based upon the financial performance of the Bank, in addition to their personal performance. The bonus of Managing Board members who are responsible for a Strategic Business Unit is based upon a combination of the financial performance of the Bank, the financial performance of the applicable SBU and their personal performance. The normal maximum bonus has been set at 100% of base salary. However, in exceptional circumstances, the Bank’s remuneration committee may decide to grant bonuses of up to 125% of base salary.

          In addition to salary and bonus, Managing Board members were also granted, as part of their overall remuneration package, options on Ordinary Shares and conditional share awards. Members of the Managing Board were granted 80,000 options and the Chairman of the Managing Board was granted 112,000 options in 2002. These options have a duration of ten years. The options are exercisable after the first three years from the date of grant only if the Bank has achieved growth in economic profit and a 12.5% minimum return on equity in the third year from the date of grant. If this criteria is not met, the test may be applied for up to three subsequent years. If the criteria is not met within six years from the date of grant, the options will lapse.

          Beginning January 1, 2001, a new performance share plan was introduced which operates over four years. At the beginning of 2001, Managing Board members received a conditional award of 70,000 shares and the Chairman of the Managing Board received a conditional award of 98,000 shares. The vesting of the 2001 awards, which will occur after the end of 2004, will operate on a sliding scale based on the total return to shareholders, or TRS, generated by the Bank relative to the TRS generated by its peer group. For example, if the Bank ranks lower than tenth based on TRS, then no award of shares will be made. If the Bank ranks above the upper quartile (fifth out of 21), then a full award of shares will be paid. Finally, if the Bank ranks at the top of the TRS rankings, then 150% of the full amount will be paid. The performance share plan allows for awards to be made in future years and the remuneration committee intends to make the same awards available to Managing Board members in 2002 contingent upon the Bank’s performance over the four year period beginning in 2002 and ending in 2005.

          Upon termination from the Managing Board, each member is entitled to a one-time payment equal to the Managing Board member’s monthly salary and bonus at the time of termination.

          For more detailed information on Managing Board and Supervisory Board compensation, see Note 42 to the Consolidated Financial Statements.

C. Board Practices

          The information set forth in “Item 6. Directors, Senior Management and Employees—Directors and Senior Management”, is incorporated into this section by reference.

          The Audit Committee currently consists of four members who meet with the Chairman of the Managing Board, the Chief Financial Officer and one or more members of the Managing Board. The present members of the Audit Committee are the Chairman of the Supervisory Board, A.A. Loudon, the Vice-Chairman of the Supervisory Board, M.C. van Veen, and the following two members of the Supervisory Board: W. Overmars and P.J. Kalff. As from April 29, 2003, the Audit Committee will consist of the following six members from the Supervisory Board: Mr. Loudon, Mr. Van Veen, Mr. Dik, Mr. Kalff, Mr. Martinez and Lord Sharman.

          Holding’s Audit Committee met on four occasions in 2002. The role of the Audit Committee is to oversee the preparation of the annual consolidated financials, the budget, the credit quality of the loan portfolio, the provisions for loan losses and the preparation of the management letter. The Audit Committee also reviews our risk management policy, litigation and proposed acquisitions.

          The Nomination and Compensation Committee consists of at least three members. The members are appointed by the Supervisory Board from amongst themselves. The current members of the Nomination and Compensation Committee are A.A. Loudon, M.C. van Veen and A. Burgmans. As from April 29, 2003, Ms. T.A. Maas-De Brouwer will join as a fourth member. The Committee meets at least twice annually and as and when needed. The Chairman of the Managing Board attends all meetings.

     Corporate Governance

          See "Item 4. Information on the Company—Business Overview—Corporate Governance".

D. Employees

          At December 31, 2002, we had 105,557 full-time employees, a decrease of 4,373 from December 31, 2001. Approximately 11,500 of these employees hold managerial and executive positions at year-end 2002. In 2001 we had 109,930 full-time employees, a decrease of 1,864 from December 31, 2000. In 2000, we had 111,794 full-time employees, an increase of 5,939 from 1999. A breakdown of employees by business unit and for LeasePlan at December 31, 2002, 2001 and 2000 is set forth in “Item 5. Operating and Financial Review and Prospects—Operating Results”.

          Holding has stock option programs under which employees of the Bank’s operating divisions and support functions located in The Netherlands may receive stock option grants in lieu of cash profit-sharing or Christmas bonuses. In addition, under a stock option program for senior management, each year a number of options to acquire Ordinary Shares are granted to approximately 3,000 employees, including but not limited to the members of the Managing Board and senior executive vice presidents of the Bank, with the level of grants based on seniority. The exercise price of options under these programs is equal to the average of the high and low quoted price of the Ordinary Shares on the Euronext Amsterdam on the date of grant. Pursuant to its stock option programs, Holding may issue new shares or shares purchased by Holding in the open market. Depending on the stock option program, the options are fully vested on the date of grant and are exercisable during specified “window periods” for a period of either five years or seven years. Options granted after June 26, 1998 are, in accordance with tax rules, exercisable during specified “window periods” during the fourth through seventh years after the option is granted.

     Remunerations in Shares and Options: IASB Proposal

          In November 2002, the International Accounting Standards Board (IASB) published a proposal for the recognition of share-based payments. The introduction is planned for January 1, 2004, but earlier implementation is permitted. The new rules exclusively apply to rights granted after the publication date of the proposal. Compared with an earlier-published consultative document, the IASB has not abandoned the principle that the fair value of payments in shares or options must be charged to the income statement. However, in all cases where payment actually takes place in shares, the grant date will now be decisive for determining the fair value. Due to this consistent choice, this proposal differs from U.S. standards in this field (FAS 123 and APB 25).

The Proposal in Brief

          The proposal boils down to the following:

          - all payments made in relation to work performed by the entity’s own staff or services rendered by third parties, including payments consisting of shares or options on shares, are stated at fair value and are charged to the income statement;

          - the costs are attributed to the period that the work was performed or the service rendered. In the case of shares or options on shares granted to the entity’s own staff, this period is identical to the vesting period. This is the period between the grant date of the shares or options on shares and the vesting date, i.e. the date on which all conditions, if any, governing the formal acquisition of these shares or options are met;

          - in determining the fair value of the (conditional) shares and/or options on shares, all performance elements, including the extent to which these conditions are met on the vesting date, must already be taken into account on the grant date.

          - interim changes to the conditions, e.g. a reduction of the exercise price of an option, involve additional costs;

          - differences between the estimated number of shares and/or options on shares and the number that is to be ultimately delivered only lead to limited adjustments to the costs stated in the income statement. The difference between the expected and actual number of employees remaining in the entity’s employment until vesting date is taken into account. The fulfilment or non-fulfilment of the performance target, on the other hand, does not lead to an adjustment of the charge determined on grant date;

          -as a payment in shares and/or options to the entity’s own staff does not involve a cash expenditure, the charge stated in the income statement is simultaneously credited to equity. This was one of the reasons why we never applied this method to granted options in the past.

Impact on ABN AMRO

          What does this new accounting method for share-based payments mean for ABN AMRO? The proposal refers to all share-based payments, but at ABN AMRO and most other companies these exclusively comprise payments to staff. This concerns both the conditional payments in shares, the Performance Share Plan for the top management and the (conditional) option schemes for top management and other staff. The new rules exclusively apply to newly granted rights. We therefore base our calculations on shares and options granted in 2002 and chargeable to the 2002 financial year.

          The way in which ABN AMRO will now account for the costs of the Performance Share Plan corresponds at first glance with the current method, but there is one fundamental difference. We, too, charge the expected number of shares payable during the four-year vesting period to the income statement. This charge, however, is based on the cost of the purchased shares and not on the fair value of the shares on the grant date. If the divergence between cost and fair value is not big, this will not result in a significant difference. The treatment of the costs differs, however, if the number of shares actually to be delivered diverges from the estimate on grant date. Under the current accounting regime, differences in the numbers of shares to be delivered are taken to the income statement. Under the new regime, no adjustments are made to the difference between estimated and actual figures, if these concern the performance target. If the difference between the estimated and actual number of shares is purchased or sold on vesting date, this purchase or sale is exclusively charged or credited to the equity.

          The differences in the treatment of options are greater. Under the current ABN AMRO accounting principles, only the intrinsic value of the options on grant date is charged to the income statement. As the exercise price of the options is always equal to the ABN AMRO share price on that day, the intrinsic value of our options is zero so that no costs are charged to the income statement. The latter, however, does not apply to the fair value of an option which, in addition to the intrinsic value, also takes other factors into account, such as the time value of the option. Determining this time value is difficult because of the special nature of staff options, particularly if the award of the options is ultimately performance-related. To determine the value of such options, the current models need to be adjusted. Assuming a fair value of the options equal to about 25%-30% of the market value of the share on grant date, the fair value of the options issued in 2002 would have been EUR 75 million. Of this amount EUR 22 million is not conditional and would be charged directly to the income statement. The remaining amount (EUR 53 million) is subject to a minimum performance period of three years. Of this latter amount, one third would be charged directly to the income statement, which makes a total of EUR 40 million. This is 1.8% of ordinary profit for 2002. If options are issued during a number of consecutive years, the reductive impact on the profit is naturally greater due to cumulative amortisation. An amount of EUR 75 million represents a reduction of 3.4% of the 2002 profit figure.

Comment

          The debate surrounding share-based payments has been going on for decades, initially mainly in the United States where this type of reward has been in vogue for much longer. The IASB’s final decision to opt for fair value does not come as a surprise. In the United States, too, many companies are switching over to the fair value method. From a theoretical perspective, few objections can be raised against it. The practical implementation is a different matter, however. We have to acknowledge that the IASB proposal is a well-considered document and includes a long list of questions that seek to get to grips with the fundamental difference between debt and equity. This struggle takes place against the background that share-based payments, when treated as a debt, are subject to share price movements after grant date, but not when treated as shareholder’s equity. After all, the value of shareholders’ equity in our books does not rise if the ABN AMRO share price rises; and the same should therefore apply to share-based payments of staff costs.

          Viewed against this background, we are positive about the decision to take the grant date as the date on which the fair value is determined. This avoids positive price movements subsequently leading to higher charges, which would be the case if the vesting date or exercise date were chosen. Determining the fair value on grant date will often be difficult, given the divergent conditions of e.g. staff options and because an estimate must be made of the extent to which the vesting conditions will be satisfied, in terms of both staff still being in the bank’s employment and the performance target. One good example of this is the previously mentioned Performance Share Plan. On the other hand, the obligation to take all these conditions on board in the valuation leads to a lower fair value and thus has less impact on the income statement.

          For more detailed information on staff options, see Note 16 and Note 45(k) to the Consolidated Financial Statements.

E. Share Ownership

          As of December 31, 2002, the following members of our Managing Board owned Ordinary Shares: R.W.J. Groenink; W.G. Jiskoot; T. de Swaan; J.Ch.L. Kuiper; C.H.A. Collee; and H.Y. Scott Barrett. As of December 31, 2002, the following members of the Supervisory Board owned Ordinary Shares: M.C. van Veen; A. Burgmans; P.J. Kalff; and A.C. Martinez. Each of these Managing Board and Supervisory Board members beneficially owned less than one percent of our Ordinary Shares.

          For details of the options on our Ordinary Shares held by members of our Managing Board and Supervisory Board, see Note 42 to the Consolidated Financial Statements.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

          The institutions listed in the table below reported the following direct holdings of Holding Ordinary Shares and preference shares. The figures reflect the number of Ordinary Shares and depositary receipts of preference shares held as well as the holdings as a percentage of the total outstanding Ordinary Shares and depositary receipts of preference shares at December 31, 2002, respectively. Depositary receipts of preference shares are issued by Stichting Administratiekantoor ABN AMRO Holding, or Stichting. This foundation held 362,464,790 Preference Shares, 99.99% of the preference shares, at year-end 2002.

	Number of Ordinary Shares	Percentage of Ordinary Shares	Number of Depositary Receipts of Preference Shares(1)	Percentage of Depositary Receipts of Preference Shares(1)

Aegon N.V.(2)	5,747,177	0.36	49,086,968	13.54
Fortis Utrecht N.V.(3)	18,086,556	1.14	52,122,228	14.38
Delta Lloyd Leven(4)	8,689,308	0.55	35,873,467	9.90
ING Groep N.V.(5)(6)	179,068,634	11.25	63,935,775	17.64
Rabobank Nederland(7)	1,282,063	0.08	37,885,089	10.45
De Zonnewijser (investment fund)(8)	265,000	0.02	51,146,416	14.11

(1)	Other than Stichting, the holders of preference shares listed in the table above hold certificates entitling them to the economic benefits of the preference shares. The preference shares represented by these certificates are held by Stichting and the voting rights in respect of such preference shares are held by Stichting. Stichting will, upon request of a certificate holder, issue a proxy to such certificate holder to vote on the preference shares at his own discretion, unless certain conditions apply.

(2)	In 2002, Aegon N.V. decreased its ownership to 0.36% of the total outstanding amount of Ordinary Shares from its prior outstanding amount of 1.06%. Aegon N.V.‘s ownership of the total outstanding amount of preference shares is unchanged from its prior amount of 13.54%.

(3)	In 2002, Fortis Utrecht N.V. increased its ownership to 1.14% of the total outstanding amount of Ordinary Shares from its prior ownership of 0.97%. Fortis Utrecht N.V.‘s ownership of the total outstanding amount of preference shares is unchanged from its prior outstanding amount of 14.38%.

(4)	In 2002, Delta Lloyd Leven increased its ownership to 0.55% of the total outstanding amount of Ordinary Shares from its prior ownership of 0.41%. Delta Lloyd Leven’s ownership of the total outstanding amount of preference shares is unchanged from its prior ownership of 9.90%.

(5)	Until January 28, 2003, the Ordinary Shares owned by ING Groep N.V. could not be voted because ING Groep N.V. has not received a declaration of no objection from the Dutch Ministry of Finance permitting it to vote the shares. However, as a result of a change in the policy of structural supervision on major financial institutions by the supervisory authorities in respect of the standardised voting restrictions, ING Groep N.V. made a request to the Dutch Central Bank to cancel the voting restrictions, which said request was granted. This lifting of the voting restrictions became effective on January 28, 2003.

(6)	In 2002, ING Groep N.V. decreased its ownership to 11.25% of the total outstanding amount of Ordinary Shares from its prior ownership of 11.61%. ING Group N.V.‘s ownership of the total outstanding amount of preference shares is unchanged from its prior ownership of 17.64%.

(7)	In 2002, Rabobank Nederland decreased its ownership to 0.08% of the total outstanding amount of Ordinary Shares from its prior ownership of 0.09%. Rabobank Nederland also increased its ownership to 10.45% of the total amount of preference shares from its prior ownership of 10.33%.

(8)	In 2002, De Zonnewijser acquired ownership of 0.02% of the total outstanding amount of Ordinary Shares. In 2002, De Zonnewijser acquired ownership to 14.11% of the total outstanding amount of preference shares from its prior ownership of 13.93%.

          Stichting holds preference shares representing 47.64% of the total (nominal) share capital outstanding on December 31, 2002. Stichting has issued a corresponding number of certificates entitling certificate holders to the economic benefits of the preference shares, which are listed on the Euronext Amsterdam. The voting rights of the preference shares are held by Stichting in its capacity as shareholder.

          Stichting may grant proxies to certificate holders to vote on the preference shares at their own discretion at a meeting of shareholders. Stichting will issue a proxy upon request of a certificate holder for each meeting of shareholders, unless certain conditions apply, such as a public bid on our shares or any other circumstance which may adversely affect our interest. The voting rights shall be limited to the equity participation of the certificates in proportion to the value of the Ordinary Shares. Voting rights on preference shares granted to a certificate holder by proxy will correspond to the amount of certificates held by the certificate holder in relation to the stock price of the Ordinary Shares at the close of the last trading day of the Euronext Amsterdam in the month preceding the convocation of the shareholders meeting.

          Stichting shall limit the voting rights on the preference shares for which it has not issued a proxy to the equity participation of the preference shares in proportion to the value of the Ordinary Shares. Stichting will vote on the preference shares taking into account the interests of Holding, its business and all parties involved, as stipulated in its articles of association.

          Stichting is a non-membership organization, i.e., an entity without shareholders or other members that is similar to a trust or foundation, with a self-appointing Managing Board, organized under the laws of The Netherlands. As of December 31, 2002, the members of the Managing Board of Stichting were:

Name	Occupation

E.F. van Veen	Former Vice Chairman of Numico
A. Heeneman	Former Group Controller of Shell International Petroleum Ltd.
R.W. J. Groenink	Chairman of the Managing Board of Holding

          Neither Mr. Heeneman nor Mr. van Veen has any management or other material relationship with Holding or its subsidiaries or other group companies. Under the governing instruments of Stichting, one of the members of the Managing Board of Stichting is the Chairman of the Managing Board of Holding.

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

          Pursuant to the articles of association of Holding, Stichting Prioriteit ABN AMRO Holding, the holder of the one priority share, par value EUR 2.24, determines the number of members of the Managing Board of Holding, which may not be less than five, and the number of members of the Supervisory Board of Holding, which may not be less than five. Any shareholders’ resolution to amend the articles of association of Holding or to dissolve Holding requires not only the approval of the Supervisory Board of a proposal of the Managing Board to that effect but also the prior approval of the holder of the priority share.

          Stichting Prioriteit ABN AMRO Holding is a non-membership organization organized under the laws of The Netherlands with a self-appointing managing board. Its objective is to protect the interests of Holding and all related parties. The Managing Board of Stichting Prioriteit ABN AMRO Holding is composed of the members of the Supervisory Board and Managing Board of Holding. Accordingly, the priority share and its ownership by Stichting Prioriteit ABN AMRO Holding serve essentially as a mechanism by which the Supervisory Board and the Managing Board may determine their own size and amendments to the articles of association of Holding and the dissolution of Holding.

          At the 2003 Annual General Meeting of Shareholders it will be proposed that the outstanding priority share will be converted into an Ordinary Share and that Stichting Prioriteit ABN AMRO Holding will be dissolved. For more information see “Item 10. Additional Information—Memorandum and Articles of Association—Proposal to Amend the Articles of Association”. Under the ASCS1992, a declaration of no objection from the Dutch Minister of Finance upon consultation with the Dutch Central Bank would be required for holding, acquiring or increasing a direct or indirect holding of shares of capital stock equal to more than 5% of the total capital interest in Holding. The Dutch Minister of Finance may attach restrictions or stipulations to its declaration of no objection.

B. Related Party Transactions

          There were no material contracts in which members of the Managing Board or the senior executive vice presidents of the Bank had any interest during 2002. Loans to members of the Managing Board and to members of the Supervisory Board totalled EUR 10.1 million and EUR 9.0 million, respectively, at December 31, 2002. As described under “Item 6. Directors, Senior Management and Employees,” some members of the Supervisory Board are current or former senior executives of leading multinational corporations based primarily in The Netherlands. Members of our group may at any time have lending, investment banking or other financial relationships with one or more of these corporations in the ordinary course of business on terms which Holding believes are no less favourable to our group than those reached with unaffiliated parties of comparable creditworthiness.

C. Interests of Experts and Counsel

          Not Applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

          The information set forth in “Item 18. Financial Statements” is incorporated into this section by reference.

     Legal Proceedings

          Legal proceedings have been initiated against us in a number of jurisdictions, but on the basis of information currently available, and having taken counsel with legal advisers, the Managing Board is of the opinion that the outcome of these proceedings is unlikely to have significant effects on our consolidated financial position or profitability.

     Dividends

          For information on our dividend history and a discussion of our dividend policy, see “Item 3. Key Information—Dividends” and “Item 10. Additional Information—Memorandum and Articles of Association—Dividends”.

B. Significant Changes

          Not Applicable.

Item 9. THE OFFER AND LISTING

Trading Markets

          The principal trading market for the Ordinary Shares is the Euronext Amsterdam Stock Exchange. The Ordinary Shares also are listed on the Brussels, Düsseldorf, Frankfurt, Hamburg, London, New York, Paris, Singapore and the Swiss Stock Exchanges. American Depositary Receipts evidence the ADSs, each of which represents the right to receive one Ordinary Share. As of December 31, 2002, 61.3 million Ordinary Shares were held in the form of ADSs. The ADSs are listed on the New York Stock Exchange under the symbol “ABN”.

          At December 31, 2002, 1,585,603,519 Ordinary Shares were outstanding, with approximately 40.3% of the Ordinary Shares held by Dutch investors and the remaining 59.7% by foreign investors. Major geographical concentrations of holders of Ordinary Shares outside The Netherlands are in the United Kingdom, estimated at 15.1%, the United States, estimated at 17.1%, Luxembourg, estimated at 6.2%, Germany, estimated at 4.3%, Switzerland, estimated at 4.9%, and Belgium, estimated at 5.8%.

Market Price Information

          The following table sets forth, for the periods indicated, the high and low closing prices for Ordinary Shares as reported in the Official Price List of the Euronext Amsterdam Stock Exchange and the high and low prices for the ADSs on the New York Stock Exchange. Differences in the rate of change between the prices of Ordinary Shares and the prices of ADSs for the periods indicated are attributable principally to fluctuations in the U.S. dollar-euro exchange rate.

	Ordinary Shares		American Depository Shares

Year	High	Low	High	Low

	(In EUR)		(In USD)
2002	22.78	10.45	20.32	10.54
2001	27.80	15.78	25.94	14.44
2000	29.30	20.22	26.44	19.49
1999	25.00	16.40	25.75	19.25
1998	25.00	12.62	27.44	14.75

	Ordinary Shares		American Depository Shares

Period	High	Low	High	Low

	(In EUR)		(In USD)
2002
First Quarter	21.90	18.02	19.26	16.28
Second Quarter	22.78	17.22	20.32	17.00
Third Quarter	18.40	11.00	17.96	11.12
Fourth Quarter	17.26	10.45	17.01	10.54
2001
First Quarter	27.80	19.32	25.94	17.03
Second Quarter	22.85	20.34	20.37	17.93
Third Quarter	22.87	15.85	19.10	14.59
Fourth Quarter	19.15	15.78	16.90	14.44

September 2002	16.35	11.00	16.24	11.12
October 2002	15.05	10.45	14.70	10.54
November 2002	17.26	14.79	17.01	14.90
December 2002	17.00	14.92	16.90	15.32
January 2003	16.55	13.42	17.47	14.76
February 2003	15.56	13.40	16.65	14.50
March 2003 (through March 24)	15.24	11.93	16.47	13.39

Item 10. ADDITIONAL INFORMATION

A. Share Capital

          Not Applicable.

B. Memorandum and Articles of Association

          The description set forth below is a summary of the material information relating to Holding’s share capital, including summaries of certain provisions of the articles of association and applicable Dutch law in effect at the date hereof. The articles of association were last amended by a notarial deed executed by R.J.C. van Helden, civil law notary in Amsterdam, on May 17, 2001, pursuant to a resolution of the extraordinary meeting of shareholders of Holding passed on May 10, 2001. The certificate of no objection of the Ministry of Justice on the amendments to the articles of association was issued by the Ministry of Justice under the number N.V. 385.573. The full text of the articles of association in Dutch is available at the headquarters of Holding.

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

     Issuance of Shares

          The Managing Board may be authorized by resolution of the general meeting of shareholders to issue from time to time Ordinary Shares, preference shares and convertible preference shares (or to grant rights to take up such classes of shares). This authority is subject to the prior approval of the Supervisory Board and is currently further limited to a maximum of 30% of the total of Ordinary Shares and convertible preference shares of Holding in issue as at May 2, 2002 and to the current maximums of specific classes of shares of capital stock described above. The current authority of the Managing Board to issue shares of capital stock will terminate on May 3, 2004 unless extended by the general meeting of shareholders of Holding in accordance with the articles of association, in each instance for a period not exceeding five years. At the 2003 Annual General Meeting of Shareholders, the general meeting will be requested to renew the current authority for a period of 18 months, starting April 30, 2003, limited to a maximum of 30% of the total of Ordinary Shares and convertible preference shares in issue as at April 29, 2003. In the event the authority of the Managing Board to issue shares of capital stock terminates, the issuance of shares of capital stock would require a resolution of the general meeting of shareholders, upon a proposal of the Managing Board, which is subject to the prior approval of the Supervisory Board. For purposes of the foregoing granted authority, issuances of shares of capital stock include the granting of rights to subscribe for shares of capital stock, such as options and warrants. The Managing Board may also be authorized by the resolution of the general meeting of shareholders to restrict or exclude pre-emptive rights in respect of Ordinary Shares and convertible preference shares.

     Ordinary Shares

          Holders of Ordinary Shares are entitled to one vote per Ordinary Share. There are no limitations, either under Dutch law or in the articles of association, on the right of non-residents of The Netherlands to hold or vote Ordinary Shares. The holders of Ordinary Shares are entitled to dividends in such amounts and at such times as may be declared by Holding out of funds legally available therefore. Cash dividends payable in euros on Ordinary Shares of Holding may be officially transferred from The Netherlands and converted into any other convertible currency. Ordinary Shares have certain pre-emptive rights. See “—Shareholders’ Pre-emptive Rights” below.

          Ordinary Shares are issued registered form or bearer. Ordinary Shares in bearer form may be represented by a global certificate. No share certificates will be issued in respect of such bearer shares.

          For registered Ordinary Shares, no share certificates will be issued. Holders of registered Ordinary Shares are entered in the shareholders’ register, which is maintained by Holding. In case the registered shares are held by a custodian, the shares may be registered in the name of a central depository institution or a custodian linked to such central depository institution on behalf of the shareholders. Nearly all Ordinary Shares are registered in the name of Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V., or Euroclear Netherlands, the Dutch central depository institution. The shares may be held by individual shareholders through their securities account with a custodian linked to Euroclear Netherlands. These shares will be held and transferred by means of book-entries in the administration of the custodian. Holders of any such shares are not entitled to delivery thereof outside the system of the Dutch Securities Giro Act. Any dividends are paid by Holding to the custodian for the benefit of the applicable shareholders.

          On request of a holder of registered Ordinary Shares that are not registered in the name of Euroclear Netherlands, Holding is required to provide an extract from the register of shareholders in the name of the holder. Transfer of such a registered share in the capital of Holding requires an instrument of transfer and, if Holding is not a party to the transfer, a written acknowledgment by Holding or service of an instrument on Holding. The acknowledgment must be made in the instrument of transfer, either by a dated statement on the instrument of transfer or on a copy or extract thereof certified by a civil law notary or the transferor to be a true copy or extract of the instrument of transfer. Official service by an authorized Dutch process servicer of the instrument of transfer or of such copy or extract on Holding is considered to have the same effect as an acknowledgment by Holding of the transfer.

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

          Holders of convertible preference shares are entitled to four votes per convertible preference share. The holders of convertible preference shares are entitled to preferred dividends in such amounts as are provided for in the articles of association and have certain preferential rights upon liquidation. See "--Dividends" and "--Liquidation Rights", respectively.

     Preference Shares

          Nearly all of the preference shares are held by Stichting, as record holder, which issues depository receipts evidencing ownership interests in preference shares to the beneficial owners thereof. Each preference share carries four votes. The preference shares are issued in registered form. The depositary receipts are registered in the name of Euroclear Netherlands. The certificates may be held by individual certificate holders through their securities account with a custodian linked to Euroclear Netherlands. These certificates will be held and transferred by means of book-entries in the administration of the custodian.

          The voting rights in respect of the preference shares held by Stichting are exercised by it in its capacity as shareholder. According to the charter of Stichting, Stichting is able to grant proxies to certificate holders to vote on the preference shares at their own discretion at a meeting of shareholders, unless certain conditions apply, such as a public bid on our shares or any other circumstance which may adversely affect our interest. In such case, Stichting shall not take a decision to grant a proxy and proxies granted shall be withdrawn and the voting rights remain with the Managing Board of Stichting, which has broad discretion to vote the preference shares in a manner consistent with the interests of Holding, its business and all parties involved. The voting rights shall be linked to the equity participation of the certificates in proportion to the value of the Ordinary Shares. Voting rights on preference shares granted to a certificate holder by proxy will correspond to the amount of certificates held by such certificate holder in relation to the stock price of the Ordinary Shares at the close of the last trading day of Euronext Amsterdam in the month preceding the convocation of the shareholders meeting. Stichting shall limit the voting rights on the preference shares for which it has not issued a proxy to the equity participation of the preference shares in proportion to the value of the Ordinary Shares.

           Each preference share entitles the holder thereof to preferred dividends in an amount as is provided for in the articles of association. See "--Dividends". The holders of the receipts are entitled to receive dividends in an amount equal to any dividends received on the preference shares by Stichting. Each preference share has certain preferential rights upon liquidation. See "--Liquidation Rights". As of December 31, 2002, 99.99% of the preference shares were held of record by Stichting. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”.

     Priority Share

          The holders of the priority shares determine the size of the Managing Board and the Supervisory Board, subject to a minimum number of five members. Any shareholders’ resolution to amend the articles of association or to dissolve Holding requires the approval of the holders of the priority shares in addition to the approval of Holding. See “—Voting”.

          At present, only one priority share is issued and outstanding. It is held by Stichting Prioriteit ABN AMRO Holding. Stichting Prioriteit ABN AMRO Holding is a non-membership organization organized under the laws of The Netherlands with a self-appointing managing board. Its objective is to protect the interests of Holding and all related parties. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”.

          The holders of the priority shares are entitled to four votes. The holders of the priority shares also are entitled to a preferred dividend in an amount provided for in the articles of association. See "--Dividends". The holder of the priority share has certain preferential rights upon liquidation. See "--Liquidation Rights".

          At the 2003 Annual General Meeting of Shareholders it will be proposed that the outstanding priority share will be converted into an Ordinary Share and that Stichting Prioriteit ABN AMRO Holding will be dissolved. For more information see “—Proposal to Amend the Articles of Association” below.

Voting

          Each Ordinary Share in the capital of Holding is entitled to one vote. Each priority share, preference share and convertible preference share is entitled to four votes. Subject to certain exceptions provided for by law or in the articles of association, as described herein, resolutions are passed by an absolute majority of the votes cast.

          Voting at shareholders’ meetings principally is related to approval of the annual accounts of Holding and discharging the members of the Managing Board and Supervisory Board. In addition, the shareholders may appoint the auditors required by law to be appointed. However, if they do not, the Supervisory Board must do so. The shareholders of Holding also may resolve to (1) delegate the authority to the Managing Board to issue shares, (2) delegate the authority to the Managing Board to restrict or exclude pre-emptive rights in respect of shares issued pursuant to authority granted in clause (1), (3) authorize the Managing Board to engage in repurchases of capital stock of Holding or (4) amend the articles of association, but, in the case of clause (4), only following a motion by the Managing Board which has been previously approved by the Supervisory Board. Certain decisions are reserved for the holders of the priority share.

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

          The advice of the Central Staff Council is required in respect of proposed appointments to the Managing Board or of a proposed dismissal of a member of the Managing Board.

          Shareholders generally are not entitled to vote with respect to the election of members of the Supervisory Board. Under the articles of association and the Large Company Rules, the members of the Supervisory Board are appointed by the Supervisory Board itself, except where there are no members in office, in which case they are appointed by the general meeting of shareholders. Pursuant to the articles of association, members of the Supervisory Board may be suspended by the Supervisory Board itself, which suspension shall lapse if, within one month of the suspension, Holding, represented by the Supervisory Board, does not request that the Companies Division of the Amsterdam Court of Appeal dismiss the suspended Supervisory Board member. When a vacancy arises on the Supervisory Board, the general meeting of shareholders, the Staff Council and the Managing Board may recommend a replacement. The Supervisory Board must notify the general meeting of shareholders and the Staff Council of the name of the person it wishes to appoint. The general meeting of shareholders or the Staff Council may object to the appointment on the grounds that the person nominated will not be fit to perform the duties of a member of the Supervisory Board or the Supervisory Board will not be properly constituted following the proposed appointment. Disputes concerning appointments or that procedural requirements in connection with an appointment have not been observed may be submitted to the Companies Division of the Court of Appeal in Amsterdam. Limitations on the ability of the shareholders of Holding to determine the composition of the Supervisory Board may have the effect of delaying or precluding transactions involving a change of control of Holding.

          A proposal to amend the current articles of association, including changes to the appointment of Managing Board and Supervisory Board members, will be presented to the 2003 Annual General Meeting of Shareholders. See “—Proposal to Amend the Articles of Association”.

          The general meeting of shareholders may appoint a shareholders’ committee, to which it may transfer the powers granted and duties imposed by law with respect to the appointment and dismissal of members of the Supervisory Board and of the Managing Board for a period of no more than two years. A shareholders’ committee was appointed on May 2, 2002 at Holding’s annual general meeting of shareholders and the foregoing powers and duties were transferred to the shareholders’ committee until April 29, 2003. Pursuant to the shareholders’ committee’s regulations, the Chairman of the Supervisory Board of Holding is chairman, without voting rights, of the shareholders’ committee. The other current members of the shareholders’ committee, all of whom are unaffiliated with Holding, are as follows:

Name	Principal Occupation

W.H. van Bruggen-Gorter	Director of Stichting Socutera and Director of the Dutch Association of Securities Holders
A.C.M. Groeneveld	Director of Vermogensbeheer SPF Beheer B.V. (Pension Fund of Dutch Railways)
P.W. Kruseman	Director of Amsterdams Historisch Museum (Amsterdam Historical Museum)
H.I. Möller	VCK (Verenigd Cargadoors Kantoor)
F.D. Rosendaal	Notary Public

          At the 2003 annual general meeting of shareholders of Holding to be held on April 29, 2003, the general meeting will not be requested to appoint a new shareholders’ committee in view of the proposed changes to our corporate governance model.

          Shareholders only are entitled to attend meetings of shareholders in person or by a proxy and take part in the deliberations thereat if they have informed Holding of their intention to do so in accordance with the conditions set out in the public notification of the shareholders’ meeting. Under Dutch law, their rights may be exercised by the shareholder who held such rights on a record date not more than seven days before the shareholders’ meeting. The general meeting of shareholders may authorize the Managing Board for a period of five years to determine the record date in respect of a general meeting of shareholders. In the 2000 annual general meeting of shareholders of Holding, the general meeting granted this authorization to the Managing Board for a period of five years. If the Managing Board does not set a record date, the shareholder must own the shares on the date of the shareholders meeting in order to exercise his right to attend and vote at the shareholders meeting. Under the articles of association of Holding, a shareholder may grant its proxy to vote its shares to a third party, such as a member of the Managing Board.

          Meetings of holders of convertible preference shares and preference shares of a particular class must be held as frequently as and whenever such a meeting is required by law or any provision of the articles of association or deemed necessary by the Managing Board or the Supervisory Board. Such meetings may, if authorised by the president of the court, also be called by one or more shareholders who jointly represent at least 10% of the issued and outstanding shares of the class concerned.

          A general meeting of shareholders of Holding must be held once a year in Amsterdam, no later than in the month of June, to, among other things, approve the annual accounts of Holding. General meetings of shareholders may be convened by the Managing Board, the Supervisory Board and, in certain circumstances, if authorised by the president of the court, the holders of shares (including holders of receipts issued by Stichting evidencing ownership interests in preference shares) representing at least 10% of the total outstanding share capital of Holding, upon at least 15 days’ prior notice to be published in at least one nationally distributed daily newspaper and the Official Price List of the Euronext Amsterdam. There are no quorum requirements applicable to general meetings, although certain quorum requirements may apply to specific proposed actions.

Dividends

          Subject to certain exceptions, dividends only may be paid out of profits, as set forth in the annual financial statements of Holding. Distributions may not be made if the distribution would reduce shareholders’ equity below the sum of the paid up capital and the reserves required by Dutch law or the articles of association.

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

          Out of the profits remaining after the payment of dividends on the priority share, the preference shares and the convertible preference shares, such amounts may be reserved as the Managing Board, with the approval of the Supervisory Board, deems necessary. The remaining amount, if any, will be distributed in the form of a dividend to the holders of the Ordinary Shares. With the approval of the Supervisory Board, the Managing Board may (1) provided it is authorised to issue shares, distribute to the holders of Ordinary Shares (at the discretion of the holder) a dividend in the form of a) cash or b), partly or wholly, shares or (2) make distributions to the holders of Ordinary Shares out of one or more reserves which are not required by law to be maintained by Holding.

          Subject to the prior approval of the Supervisory Board, the Managing Board may resolve to make interim distributions to holders of Ordinary Shares if an interim statement of assets and liabilities shows that such distributions are permitted.

Shareholders’ Pre-emptive Rights

          Upon the issuance of Ordinary Shares or convertible preference shares, holders of Ordinary Shares have pre-emptive rights to subscribe for new issuances in proportion to their holdings. Notwithstanding the foregoing, holders of Ordinary Shares will not have pre-emptive rights in respect of (1) issuances of shares to employees of Holding or group companies and (2) issuances of shares for non-cash consideration. Holders of Ordinary Shares also do not have pre-emptive rights in connection with the issuance of Ordinary Shares and convertible preference shares that are issued pursuant to the exercise of a right to subscribe for such shares, such as options and warrants, although the holders of Ordinary Shares have pre-emptive rights in respect of the issuance of such options and warrants.

          The Managing Board, subject to the approval of the Supervisory Board, may be authorized by resolution of the general meeting of shareholders to restrict or exclude pre-emptive rights with respect to the Ordinary Shares and convertible preference shares if the shareholders have delegated the authority to issue these shares to the Managing Board. The current authority of the Managing Board to restrict or exclude pre-emption rights is limited to 30% of the total number of Ordinary Shares and convertible preference shares of Holding in issue as at May 2, 2002. This authority will terminate on May 3, 2004 unless extended by the general meeting of shareholders of Holding in accordance with the articles of association, in each instance for a period not exceeding five years. At the 2003 annual general meeting of shareholders of Holding, the shareholders will be requested to renew the current authority for a period of 18 months starting on April 30, 2003, up to an aggregate amount equal to 30% of the total of Ordinary Shares and the convertible preference shares in issue as at April 29, 2003.

Acquisition by Holding of its Own Shares

          Holding may acquire fully paid up shares of any class of its capital for a consideration, subject to certain provisions of Dutch law and the articles of association, if (1) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up capital and any reserves required by Dutch law or the articles of association and (2) Holding and its subsidiaries would thereafter not hold shares with an aggregate nominal value exceeding one-tenth of Holding’s issued share capital. Any shares held by Holding in its own capital may not be voted.

          An acquisition by Holding of fully paid up shares of any class of its capital for a consideration may be effected by the Managing Board, subject to the approval of the Supervisory Board. Such acquisitions by Holding of shares in its own capital require the general meeting of shareholders of Holding to grant to the Managing Board the authority to effect such acquisitions. This authority may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which the shares may be acquired and the price limits within which shares may be acquired. On May 2, 2002, the annual general meeting of shareholders granted this authority to the Managing Board for a period of 18 months. At the 2003 annual general meeting of shareholders of Holding, the shareholders will be requested to renew this authority for the 18 months beginning on April 30, 2003. Under this authorization, the maximum number of shares that can be acquired cannot exceed the maximum amount authorized by law (currently 10%) of the issued share capital at the time of acquisition. No authority is required for the acquisition by Holding of shares in its own capital for the purpose of transferring the shares to employees of Holding or any subsidiary thereof pursuant to any arrangements applicable to such employees, provided that the shares are included in the price list of a stock exchange.

Capital Reduction

          Upon a proposal of the Managing Board, subject to the approval of the Supervisory Board, the general meeting of shareholders of Holding may resolve to reduce the issued share capital of Holding by cancelling shares which Holding holds in its own capital. The resolution of the general meeting of shareholders requires a majority of at least two-thirds of the votes cast if less than half of the issued share capital is present or represented at the meeting. The issued share capital also may be reduced by reduction of the nominal value of any class of shares of Holding. In addition to the approval of the general meeting of shareholders, any reduction in the share capital of Holding also requires the prior or simultaneous approval of each class of shares to which the capital reduction relates.

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

Proposal to Amend the Articles of Association

          We have reviewed our corporate governance model and intend to make a number of changes to our articles of association to further align our model with recent market developments. The proposed amendments reflect our wish to increase shareholders’ influence. Holding will make use of the legal exemption allowing it to operate outside the Large Company Regime. The essence of the proposal is that the authority to appoint and dismiss the members of the Managing Board and the Supervisory Board will switch to shareholders, with appointments being made on a binding nomination from the Supervisory Board. The binding nomination of the Supervisory Board may be defeated by a two-thirds majority of the votes attending the shareholders meeting who jointly represent at least half of the capital. References to capital in the articles shall be understood to mean capital in an economic sense, i.e. the total stock market value of listed ordinary shares and listed depositary receipts for (preference) shares, increased by the total capital paid on all outstanding non-listed shares and non-listed depositary receipts for (preference) shares.

          Furthermore, the authority to adopt the financial statements will switch from the Supervisory Board to shareholders, while shareholders representing at least 1% of the capital may place items on the agenda of the shareholders’ meeting, including a proposal to appoint or dismiss members of the Managing and Supervisory Boards.

          It is our intention that the outstanding priority share be converted into an ordinary share, the class of priority shares be abolished and the Stichting Prioriteit ABN AMRO Holding dissolved. The right to determine the size of the Managing and Supervisory Boards will be transferred from the Stichting Prioriteit ABN AMRO Holding to the Supervisory Board.

          The definitive proposal with regard to the changes in our corporate governance model will be presented to the shareholders at the Annual General Meeting of Shareholders on April 29, 2003.

          See "Item 4. Information on the Company—Business Overview—Corporate Governance".

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

          There are currently no other limitations under Dutch law affecting the remittance of dividends or other payments to non-resident holders of Holding securities (except in respect of residents of Iraq and certain persons associated with Angola, Myanmar (Burma), the Taliban, El Qa’ïda, the former Federal Republic of Yugoslavia, Sierra Leona, Liberia, and Zimbabwe in order to comply with United Nations, European Union and/or, as the case may be, Netherlands sanctions).

E. Taxation

          The following is a summary of the material Dutch tax and U.S. federal income tax consequences of purchasing, owning and disposing of Ordinary Shares or ADSs of Holding and, in particular, for U.S. Shareholders, as defined below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The descriptions of the Dutch tax laws and U.S. federal income tax laws and practices set forth below are based on the statutes, treaties, regulations, rulings, judicial decisions and other authorities in force and applied in practice on the date hereof, all of which are subject to change, retroactively as well as prospectively.

          For purposes of this description, a “Shareholder” is a holder of Ordinary Shares or ADSs that does not own a “substantial interest” or a “deemed substantial interest” in Holding. The circumstances under which a “substantial interest” exists include where a holder alone or together with his/her spouse, or any other of their close relatives holds/hold or has/have held during the past five years at least 5% of the issued share capital, at least 5% of a certain class of shares or options giving right to acquire at least 5% of the issued share capital or of a certain class of shares of Holding. For purposes of this description, a “U.S. Shareholder” is a Shareholder of Ordinary Shares or ADSs who is a “U.S. Person,” which means an individual citizen or resident of the United States or a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof. A “U.S. Person” also means an estate the income of which is subject to U.S. federal income taxation regardless of its source or a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

Dutch Taxation

          In general, for Dutch tax purposes, Shareholders of ADSs will be treated as the beneficial owners of the Ordinary Shares represented by such ADSs.

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

          A U.S. Shareholder can only claim the benefits of the 1992 Treaty if such person is a resident of the United States, as defined in the 1992 Treaty, and such person’s entitlement to such benefits is not limited by the limitations on benefits provisions of Article 26 of the 1992 Treaty (treaty shopping rules). Under the 1992 Treaty, dividends paid by Holding to such U.S. Shareholder are generally eligible for a reduction of the 25% withholding tax to 15%, provided that such U.S. Shareholder does not carry on a business in The Netherlands through a permanent establishment or permanent representative (other than an independent broker acting in the ordinary course of its business) to which or to whom the Ordinary Shares or ADSs are attributable. If and to the extent the Ordinary Shares or ADSs are attributable to such permanent establishment or permanent representative, Dutch withholding tax will, depending on the particular circumstances, amount to 25%.

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

United States Federal Income Taxation

          The following discussion of material U.S. federal income tax considerations applies only to U.S. Shareholders who hold Ordinary Shares or ADSs as capital assets for tax purposes and it does not address special classes of holders, such as:

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding Ordinary Shares or ADSs as part of a hedge, straddle or conversion transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding Ordinary Shares or ADSs that own or are deemed to own more than ten percent of any class of Holding stock; or

•	persons who acquired our ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation.

          This discussion is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. A U.S. Shareholder should consult its own tax adviser concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of Ordinary Shares or ADSs in its particular circumstances.

          In general, if a U.S. Shareholder owns ADSs, it will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if the U.S. Shareholder exchanges ADSs for the underlying shares represented by those ADSs.

          The U.S. Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of ADSs. Accordingly, the analysis of the creditability of Dutch taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

     Taxation of Distributions

          Distributions paid on Ordinary Shares or ADSs (other than certain pro rata distributions of ordinary shares), to the extent paid out of current or accumulated earnings and profits as determined under United States federal income tax principles, will be treated as a dividend. The amount of this dividend will include any amounts withheld in respect of Dutch taxes. The amount of the dividend will be treated as foreign source dividend income and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. Such dividends will constitute passive income or, in certain cases, financial services income for foreign tax credit purposes.

          Distributions paid in euros will be included in a U.S. Shareholder’ income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the U.S. Shareholder’ (or in the case of ADSs, the Depositary’) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, the U.S. Shareholder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Shareholder may have foreign currency gain or loss if it does not convert the amount of such dividend into U.S. dollars on the date of its receipt.

          Dutch taxes withheld from dividends on Ordinary Shares or ADSs at the 15% rate provided by the 1992 Treaty will generally be creditable against a U.S. Shareholder’s U.S. federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon the U.S. Shareholder’s circumstances. However, the Dutch withholding tax will not be creditable against the U.S. Shareholder’s United States tax liability to the extent that Holding is allowed to reduce the amount of dividend withholding tax paid over to the Dutch tax authorities by crediting non-Dutch withholding tax imposed on certain dividends previously paid to Holding, as explained in the next two sentences. Under certain circumstances, Holding may, with respect to certain dividends received from qualifying non-Dutch subsidiaries, credit taxes withheld from those dividends against Dutch withholding tax imposed on a dividend paid by Holding, up to a maximum of the lesser of (i) 3% of the portion of the gross amount of the dividend paid by Holding that is subject to withholding and (ii) 3% of the gross amount of the dividends received from qualifying non-Dutch subsidiaries. The credit in respect of the non-Dutch withholding taxed reduces the amount of dividend withholding tax that Holding is required to pay to the Dutch tax authorities but does not reduce the amount of tax Holding is required to withhold from dividends paid to U.S. Shareholders. Upon request, Holding will endeavour to provide to its U.S. Shareholders information as the extent to which the Dutch withholding tax on their dividends may be affected by the foregoing.

          Instead of claiming a credit, a U.S. Shareholder may, at its election, deduct Dutch withholding taxes in computing taxable income, subject to generally applicable limitations under U.S. law. U.S. Shareholders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits.

     Sale and Other Disposition of Ordinary Shares or ADSs

          For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of Ordinary Shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Shareholder held the Ordinary Shares or ADSs for more than one year. The amount of a U.S. Shareholder’s gain or loss will be equal to the difference between its tax basis in the Ordinary Shares or ADSs disposed of and the amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

     Passive Foreign Investment Company Rules

          Based upon certain management estimates and proposed Treasury regulations which are proposed to be effective generally for taxable years beginning after December 31, 1994, Holding does not believe it was a passive foreign investment company (“PFIC”) for the 2002 taxable year. If Holding were a PFIC for any taxable year, certain adverse tax consequences could apply to U.S. Shareholders.

     Information Reporting and Backup Withholding

          Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. Shareholder (i) is a corporation or other exempt recipient or (ii) provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

          The amount of any backup withholding from a payment to a U.S. Shareholder will be allowed as a credit against its United States federal income tax liability and may entitle the U.S. Shareholder to a refund, provided that the required information is furnished to the Internal Revenue Service.

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

Judiciary Plaza Room 1024 450 Fifth Street, N.W. Washington, D.C. 20549	500 West Madison Street Suite 1400 Chicago, Illinois 60661

          Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, or by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains registration statements, reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. Some, but not all, of our registration statements and reports are available at the SEC’s website.

I. Subsidiary Information

          Not Applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          The information set forth in “Item 4 Business Overview—Risk Management” and in Note 24 to the Consolidated Financial Statements is incorporated in this section by reference.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not Applicable.

Item 13. DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

          Not Applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          Not Applicable.

Item 15. CONTROLS AND PROCEDURES

          Within 90 days prior to the date of this report, ABN AMRO, under the supervision and with the participation of our management, including the Chairman of the Managing Board and the Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chairman of the Managing Board and Chief Financial Officer concluded that our disclosure controls and procedures are effective for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. There have been no significant changes in our internal controls or other factors that could significantly negatively affect internal controls subsequent to the date of their evaluation.

Item 16. [Reserved]

Item 17. FINANCIAL STATEMENTS

          Not Applicable.

Item 18. FINANCIAL STATEMENTS

          See our Consolidated Financial Statements and the notes thereto beginning on page F-1, which we incorporate herein by reference.

Item 19. EXHIBITS

          We have filed the following documents as exhibits to this report:

Exhibit Number	Description of Exhibit

1.1	English translation of the Articles of Association of ABN AMRO Holding N.V.(1)
1.2*	English translation of the Articles of Association of ABN AMRO Bank N.V.
1.3*	English translation of the Constitutional Documents of Stichting Administratiekantoor ABN AMRO Holding
2.1	Amended and Restated Deposit Agreement dated as of May 20, 1997 between ABN AMRO Holding N.V. and Morgan Guarantee Trust Company of New York (succeeded through merger by JPMorgan Chase Bank), as Depositary(2)
2.2	Form of American Depositary Receipt(3)
4.1*	Service Agreement and Compensatory Arrangements between Registrants and Members of the Managing Board
7.1*	Statement Regarding Computation of Ratio of Earnings to Fixed Charges
8.1	List of Subsidiaries(4)
10.1*	Consent of Ernst & Young Accountants, independent auditors

*	Filed with this report.

(1)	Incorporated by reference to Registrants’ 2001 Form 20-F, filed on April 10, 2002.

(2)	Incorporated by reference to the Registration Statement of Form F-6/EF filed by ABN AMRO Holding N.V. on September 20, 2001 (File No. 333-13922).

(3)	Incorporated by reference to the filing made by ABN AMRO Holding N.V. pursuant to Rule 424-b on October 17, 2001 (File No. 333-13922).

(4)	Incorporated by reference to Note 47 to our Consolidated Financial Statements included elsewhere in this report.

SIGNATURES

          ABN AMRO Holding N.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

ABN AMRO HOLDING N.V.

Date: March 28, 2003	By:	/s/ Rijkman Groenink
Name: Rijkman Groenink Title: Chairman of the Managing Board

By:	/s/ Tom de Swaan
Name: Tom de Swaan Title: Chief Financial Officer

          ABN AMRO Bank N.V. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

ABN AMRO BANK N.V.

Date: March 28, 2003	By:	/s/ Rijkman Groenink
Name: Rijkman Groenink Title: Chairman of the Managing Board

By:	/s/ Tom de Swaan
Name: Tom de Swaan Title: Chief Financial Officer

CERTIFICATIONS

Certification by the Chairman of the Managing Board of ABN AMRO Holding N.V. and of ABN AMRO Bank N.V.

          I, Rijkman Groenink, certify that:

          1. I have reviewed this annual report on Form 20-F of ABN AMRO Holding N.V. and ABN AMRO Bank N.V.;

          2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

          3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrants as of, and for, the periods presented in this annual report;

          4. The registrants’ other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrants and we have:

          a) designed such disclosure controls and procedures to ensure that material information relating to the registrants, including their consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b) evaluated the effectiveness of the registrants’ disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

          c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

          5. The registrants’ other certifying officer and I have disclosed, based on our most recent evaluation, to the registrants’ auditors and the audit committee of registrants’ board of directors (or persons performing the equivalent function):

          a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrants’ ability to record, process, summarize and report financial data and have identified for the registrants’ auditors any material weaknesses in internal controls; and

          b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrants’ internal controls; and

          6. The registrants’ other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

March 28, 2003

/s/ Rijkman Groenink

Rijkman Groenink
Chairman of the Managing Board

Certification by the Chief Financial Officer of ABN AMRO Holding N.V. and of ABN AMRO Bank N.V.

          I, Tom de Swaan, certify that:

          1. I have reviewed this annual report on Form 20-F of ABN AMRO Holding N.V. and ABN AMRO Bank N.V.;

          2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

          3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrants as of, and for, the periods presented in this annual report;

          4. The registrants’ other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrants and we have:

          a) designed such disclosure controls and procedures to ensure that material information relating to the registrants, including their consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b) evaluated the effectiveness of the registrants’ disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

          c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

          5. The registrants’ other certifying officer and I have disclosed, based on our most recent evaluation, to the registrants’ auditors and the audit committee of registrants’ board of directors (or persons performing the equivalent function):

          a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrants’ ability to record, process, summarize and report financial data and have identified for the registrants’ auditors any material weaknesses in internal controls; and

          b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrants’ internal controls; and

          6. The registrants’ other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

March 28, 2003

/s/ Tom de Swaan

Tom de Swaan
Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors
Accounting policies
Consolidated balance sheet at December 31, 2002 and 2001 after profit appropriation
Consolidated income statement for 2002, 2001 and 2000
Consolidated cash flow statement for 2002, 2001 and 2000
Changes in shareholders’ equity in 2002, 2001 and 2000
Notes to the consolidated financial statements

REPORT OF INDEPENDENT AUDITORS

To the Supervisory Board and the Managing Board of ABN AMRO Holding N.V.

We have audited the accompanying consolidated balance sheet of ABN AMRO Holding N.V. and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects the consolidated financial position of ABN AMRO Holding N.V. and subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the Netherlands.

Accounting principles generally accepted in The Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholders’ equity as of December 31, 2001 and 2002, and the net profits for each of the three years in the period ended December 31, 2002 to the extent summarized in Note 45 to the Consolidated Financial Statements.

/s/ Ernst & Young
Ernst & Young Accountants

Amsterdam, The Netherlands
March 14, 2003

FINANCIAL STATEMENTS 2002

Accounting policies

General

The financial statements have been prepared in conformity with generally accepted accounting principles in the Netherlands. Where necessary, the amounts reported in the financial statements are based on estimates and assumptions.

Since ABN AMRO Holding N.V. ordinary shares are listed on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts, ABN AMRO also publishes an annual report (Form 20-F) that conforms to the US Securities and Exchange Commission (SEC) rules, including those relating to the format and content of the notes to the financial statements. In addition, the annual report includes an analysis of equity and results according to accounting principles generally accepted in the United States (US GAAP).

Changes in accounting policies

Effective from 1 January 2002, the cost of pensions and other post-retirement benefits will be recognised in accordance with the relevant US accounting standards (FAS 87, FAS 88 and FAS 106). Application of these US Generally Accepted Accounting Principles (US GAAP) is permitted by virtue of the Consultative Document on Pensions, Draft Guideline 271, of the Council for Annual Reporting in the Netherlands. Under this method of accounting, calculations may be based on long-term assumptions for both pension commitments and the return on the invested capital of the pension fund, with variances between estimated and actual figures being spread over a large number of years. An additional advantage is that this change eliminates the existing difference between Dutch and US accounting principles in this area.

This change in accounting policies resulted in an amount of EUR 430 million (net of tax) being charged to shareholders’ equity as at 1 January 2002.

If the costs related to pensions and post-retirement benefits would have been calculated in accordance with the relevant statements under US GAAP as of 1 January 2001, gross and net pension costs in 2001 would have been EUR 326 million and EUR 218 million higher.

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

Currency translation

Assets and liabilities denominated in foreign currencies and financial instruments hedging these assets and liabilities are translated into euros at the spot rates of exchange prevailing at balance sheet date. Translation differences are taken to the income statement. With the exception of capital investments in hyper-inflationary countries, translation differences on capital investments in foreign branches, subsidiaries and participating interests, including retained profit, are accounted for in shareholders’ equity together with the results from related hedging instruments, after allowing for taxation.

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

Valuation and determination of results

     General

Except where otherwise stated, assets and liabilities are recorded at cost, less any allowance deemed necessary. The effects of transactions and other events are recognised when they occur; revenues and expenses are recognised in the year to which they relate. Premiums and discounts are accounted for in prepayments and accrued income or accruals and deferred income respectively, and are attributed to the accounting periods throughout the remaining terms of the underlying items.

Except for items forming part of the trading portfolio, interest-earning and interest-bearing securities on which a large part or all of the interest receivable or payable is settled on redemption are included at either purchase price or discounted value on issue plus accrued interest.

Where financial instruments are used to hedge risks associated with designated assets or liabilities, the valuation and determination of results on these instruments are effected in accordance with the policies applied to the hedged items. Transactions qualify as hedges if they are identified as such and there is a substantial correlation between the hedging results and the results of the positions being hedged. Gains or losses on the early termination of a hedge are recognised as assets or liabilities and amortised over the remaining terms of the hedged positions. Where financial instruments are used to hedge risks associated with designated assets or liabilities and the hedged assets or liabilities are sold or terminated, such financial instruments no longer qualify as hedges. Results on the settlement of the hedge are accounted for in the same period as gains or losses on the settlement of the hedged position. Accounting policies relating to other financial instruments are explained in the section on trading activities.

Where loan-related fees exceed initial expenses, the excess is accounted for as interest in the period concerned. Acquisition commission paid by the life insurance subsidiary to third parties and the banking operation are capitalised as initial expenses and amortised. Expenses involved in the issuance of ordinary and preference shares are charged to shareholders’ equity.

     Loans

Loans are generally shown at the principal amount. Loans are classified as doubtful as soon as there is any doubt about the borrower’s capacity to repay the principal. Where deemed necessary, an allowance for loan losses is determined on a per item basis, taking into account the value of collateral. The allowances for consumer loans portfolio is determined on a portfolio basis with a specific provision for each product being determined by the size of the portfolio and historical loss experience. The allowances are recognised in provision for loan losses in the income statement.

As soon as the loan liquidation procedure is started, ABN AMRO ceases to accrue interest on the loan in question (‘non-accrual loans’). Depending on the chances of the principal being repaid, interest is recorded in the income statement only when actually received (‘other non-performing loans’) or in accordance with the standard method of valuation (‘accruing doubtful loans’). Doubtful loans are not written off until it is clear that repayment of principal can be ruled out.

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

     Financial and other fixed assets

     Investments

Interest-earning securities (other than securities on which a large part or all of the interest is settled on redemption) held in the investment portfolios are stated at redemption value. Shares held in these portfolios are included at market value, with changes in value, net of tax, reflected in shareholders’ equity. If the revaluation reserve formed in this manner on a portfolio basis is insufficient to absorb diminutions in value, they will be charged to the income statement in value adjustments to financial fixed assets. Results on sales are credited to the income statement in the year the investments are sold. Net capital gains on interest-bearing securities realised prior to redemption date in connection with replacement operations are recognised as interest over the remaining average portfolio duration. Investments which are held under insurance contracts for the account and risk of policyholders are carried at market value; changes in the value of these investments are accounted for as other revenue (profits or losses of insurance companies).

     Shares as part of venture capital activities

Equity investments, i.e. shares acquired as part of venture capital activities, are stated at purchase price or sustained lower market value. Changes in value are reflected in the income statement.

     Participating interests

Participating interests in which ABN AMRO or one of its subsidiaries has a significant influence on commercial and financial policy are stated at net asset value determined in conformity with the policies applied in these financial statements. In accordance with these policies, movements in net asset value are recorded in shareholders’ equity, such as revaluations and goodwill, or in the income statement. Tax payable on distributions is taken into account at the moment of the decision to make a distribution.

Goodwill arising from the acquisition of participating interests is charged to shareholders’ equity.

Other participating interests, consisting principally of equity investments in companies in related lines of business, are shown either at market value at balance sheet date (listed participating interest) or at estimated realisable value (unlisted participating interest). Movements in the value of participating interests on which the bank does not exercise an influence are recorded, net of tax, in shareholders’ equity. If the revaluation reserve formed in this manner for each participating interest is insufficient to absorb diminutions in value, such diminutions will be charged to the income statement in value adjustments to financial fixed assets.

     Property and equipment

Premises used in operations, including land, are stated at current value based on replacement cost. These current values are estimated on a rolling basis by external appraisers, whereby each year at least 10% of the bank’s buildings is appraised. The value of larger fittings is estimated once every five years. Buildings and fixtures and fittings are fully depreciated by the straight-line, method over their estimated useful life with a maximum of fifty years. Movements in value, net of tax, are credited or charged to shareholders’ equity on a long-term basis. Capital expenditures on rented premises are capitalised and also depreciated on a straight-line basis, taking into account the term of the lease. Property held for sale is stated at the lower of cost, including interest during construction, and estimated proceeds from sale.

Equipment, computer installations, software bought from third parties and the costs of internally developed software which relates to the development stage are stated at cost less straight-line depreciation over the estimated useful life.

Marketable servicing rights are capitalised at the lower of cost or net realisable value and amortised over their term.

     Provisions

Pension or other retirement plans have been established for the employees in the Netherlands and the majority of staff employed outside the Netherlands in accordance with the regulations and practices of the countries in question. Most of these plans are administered by separate pension funds or third parties. The obligations are regarded as own obligations of ABN AMRO, irrespective of whether these are administered by a pension fund or in some other manner. Viewed against this background, the nature and substance of the plans are decisive for their treatment in the financial statements. In this respect, a distinction is made between defined contribution plans and defined benefit plans.

Defined benefit plan pension obligations are calculated in accordance with the projected unit credit method of actuarial cost allocation. Under this method, the present value of pension and other employee benefit obligations is determined on the basis of the number of active years of service up to balance sheet date, the estimated salary scale at the time of the expected retirement date and the market rate of interest on high-quality corporate bonds.

To determine the pension costs, the expected return on the plan assets is included in the calculation. Differences between the expected and actual return on the plan assets, as well as actuarial changes, are only recorded in the income statement if the total of these accumulated differences and changes exceeds a bandwidth of 10% of the largest of obligations under the plan or the fair value of the related plan assets. The part that exceeds the bandwidth is taken to the income statement over the members’ remaining years of service. Additions in defined benefit obligations resulting from revised plans regarding prior service periods (past service cost) are also not recognised immediately in the period these benefits are vested but taken to the income statement over the members’ remaining years of service. Any differences thus calculated between the pension costs and the contributions payable are accounted for as provision or prepayments. If the accumulated benefit obligation (the defined benefit obligation without considering future salary increases) exceeds the fair value of the plan assets of the pension fund, an additional liability (provision for pension obligations) may be required. This will be the case if this excess is greater than the provision for pension obligations already accounted for, taking into account the method described above.

If an additional provision for pension obligations is recognised, an equal amount, but not to exceed the amount of unrecognised prior service cost, is recognised as an intangible asset. Any amount not recognised as an intangible asset will be charged to shareholders’ equity. Obligations relating to the early retirement of employees are treated in this context as pension obligations.

In the case of defined contribution plans, contributions owing are charged directly to the income statement in the year to which they relate.

Provisions for other post-retirement benefits, chiefly consisting of contributions to health insurance, and for payments to non-active employees are also computed on the basis of actuarial assumptions.

Insurance fund liabilities relate chiefly to provisions for life insurance. These are determined using actuarial methods and on the basis of the same principles as those used to calculate the premium. These provisions are periodically tested against changes in mortality statistics, interest rates and costs, and increased whenever deemed inadequate.

Technical provisions for plan assets exposure borne by policyholders are determined using the same principles as are applied for the valuation of the underlying plan assets.

Except for deferred tax liabilities, other provisions for commitments and risks are included at face value.

     Taxes

In determining the effective tax rate, all timing differences between pre-tax profit determined on the basis of ABN AMRO accounting policies and the taxable amount in accordance with tax legislation, are taken into account. Deferred tax assets and liabilities are discounted to their present value on the basis of the net interest. Deferred tax assets are accounted for only if there is sufficient assurance about their collectibility. The addition to or withdrawal from the fund for general banking risks is taken into account when determining the effective tax rate.

Consolidated balance sheet at 31 December 2002 after profit appropriation
(in millions of euros)

	2002	2001

Assets
Cash [1]	9,455	17,932
Short-dated government paper [2,5]	3,901	12,296
Banks [3]	41,924	49,619

Loans to public sector	7,365	14,100
Loans to private sector	247,229	260,175
Professional securities transactions	56,309	71,055

Loans [4]	310,903	345,330
Interest-earning securities [5]	141,494	123,365
Shares [5]	15,736	16,794
Participating interests [6]	2,166	2,420
Property and equipment [7]	6,982	7,331
Other assets [8]	15,148	11,088
Prepayments and accrued income [9]	8,309	11,188
	556,018	597,363
Liabilities
Banks [10]	95,884	107,843

Savings accounts	74,249	84,345
Deposits and other client accounts	165,034	173,441
Professional securities transactions	50,178	54,578
Total client accounts [11]	289,461	312,364
Debt securities [12]	71,209	72,495
Other liabilities [8]	45,982	45,633
Accruals and deferred income [9]	10,120	12,349
Provisions [13]	13,238	12,672
	525,894	563,356

Fund for general banking risks [14]	1,255	1,381
Subordinated debt [15]	14,278	16,283

Shareholders’ equity [16]	10,781	11,787
Minority interests [17]	3,810	4,556

Group equity	14,591	16,343

Group capital	30,124	34,007
	556,018	597,363

Contingent liabilities [23]	44,176	47,784
Committed facilities	136,122	145,570

Numbers stated against items refer to the notes.

Consolidated income statement for 2002 (in millions of euros)

	2002	2001	2000
Revenue
Interest revenue	27,370	35,013	37,236
Interest expense	17,525	24,923	27,832

Net interest revenue [26]	9,845	10,090	9,404
Revenue from securities and participating interests [27]	369	455	451

Commission revenue	5,421	5,793	6,529
Commission expense	782	579	649

Net commissions [28]	4,639	5,214	5,880
Results from financial transactions [29]	1,477	1,552	1,569
Other revenue [30]	1,950	1,523	1,165
Total non -interest revenue	8,435	8,744	9,065
Total revenue	18,280	18,834	18,469

Expenses
Staff costs [31]	7,250	7,653	7,460
Other administrative expenses [32]	4,567	5,161	4,801

Administrative expenses	11,817	12,814	12,261
Depreciation [33]	1,006	957	941
Operating expenses	12,823	13,771	13,202
Provision for loan losses [34]	1,695	1,426	617
Release from fund for general banking risks [35]	0	0	(32)
Value adjustments to financial fixed assets [36]	49	24	(43)
Total expenses	14,567	15,221	13,744

Operating profit before taxes	3,713	3,613	4,725
Taxes [37]	1,093	998	1,324

Operating profit after taxes	2,620	2,615	3,401
Extraordinary revenue [38]	0	962	0
Extraordinary expenses [38]	325	147	900
Taxes on extraordinary result	(120)	(52)	(301)
Extraordinary result after taxes	(205)	867	(599)
Group profit after taxes	2,415	3,482	2,802
Minority interests [39]	208	252	304

Net profit	2,207	3,230	2,498

Earnings per ordinary share [40]	1.39	2.10	1.63
Fully diluted earnings per ordinary share [40]	1.38	2.09	1.62
Dividend per ordinary share	0.90	0.90	0.90

Numbers stated against items refer to the notes.

Consolidated cash flow statement for 2002 (in millions of euros)

	2002	2001	2000

Group profit	2,415	3,482	2,802
Depreciation	1,006	957	941
Provision for loan losses less release from fund for general banking risks	1,695	1,426	585
Movement in provisions	(723)	(580)	1,085
Movement in interest receivable	2,277	383	(542)
Movement in interest payable	(1,387)	(1,660)	1,429
Movement in current tax	331	595	64
Other accruals and deferrals	91	811	872
Government paper and securities, trading	(2,311)	(835)	(12,230)
Other securities	3,865	4,975	(2,305)
Banks, other than demand deposits	1,238	(4,351)	11,788
Loans	1,888	1,135	(20,022)
Professional securities transactions (included in loans)	5,890	(9,241)	(15,043)
Total client accounts	(3,451)	8,292	27,005
Professional securities transactions (included in total client accounts)	4,658	8,971	10,782
Debt securities, excluding debentures and notes	1,324	2,962	(1,405)
Other assets and liabilities	(14)	(1,597)	3,750

Net cash flow from operations / banking activities	18,792	15,725	9,556

Purchase of securities for investment portfolios	(144,584)	(99,189)	(61,839)
Sale and redemption of securities from investment portfolios	122,697	77,199	59,726

Net outflow	(21,887)	(21,990)	(2,113)

Investments in participating interests	(479)	(4,977)	(2,292)
Sale of investments in participating interests	280	1,752	202

Net outflow	(199)	(3,225)	(2,090)

Capital expenditure on property and equipment	(1,292)	(1,611)	(1,597)
Sale of property and equipment	497	414	214

Net outflow	(795)	(1,197)	(1,383)

Net cash flow from investment activities	(22,881)	(26,412)	(5,586)

Increase in group equity	106	(126)	55
Repayment of preference shares	0	(415)	(528)
Issue of subordinated debt	114	4,048	1,452
Repayment of subordinated debt	(964)	(1,615)	(299)
Issue of debentures and notes	8,815	11,865	5,956
Repayment of debentures and notes	(7,349)	(4,003)	(5,941)
Cash dividends paid	(999)	(1,108)	(1,135)

Net cash flow from financing activities	(277)	8,646	(440)

Cash flow	(4,366)	(2,041)	3,530

For details refer to note 43.

Changes in shareholders' equity in 2002 (in millions of euros)

	2002	2001	2000

Ordinary shares
Opening balance	862	851	832
Exercised options and warrants	2	0	2
Conversion of convertible preference shares	1	0	1
Stock dividends	25	22	16
Redenomination	0	(11)	0

Closing balance	890	862	851
Preference shares
Opening balance	813	823	823
Dematerialisation	0	(10)	0

Closing balance	813	813	823
Convertible preference shares
Opening balance	2	2	3
Conversion	(1)	0	(1)

Closing balance	1	2	2
Share premium account
Opening balance	2,504	2,518	2,480
Exercised options and conversion	63	8	51
Conversion of convertible preference shares	1	0	3
Stock dividends	(25)	(22)	(16)

Closing balance	2,543	2,504	2,518
General reserve and reserves prescribed by law
Opening balance	7,850	8,376	7,982
Retained profit	745	1,810	1,074
Stock dividends	828	832	772
Goodwill and dilution of minority participating interest	(201)	(3,186)	(1,453)
Impact change in accounting policy pension costs	(430)	0	0
Addition to provision pension obligations	(374)	0	0
Realised revaluations	186	0	0
Other	29	18	1

Closing balance	8,633	7,850	8,376
Revaluation reserves
Opening balance	355	300	320
Realised revaluations to general reserve	(186)	0	0
Revaluations	(45)	55	(20)

Closing balance	124	355	300
Exchange differences reserve
Opening balance	(476)	(326)	(424)
Currency translation differences	(1,622)	(150)	98

Closing balance	(2,098)	(476)	(326)
Treasury stock
Opening balance	(123)	(21)	(29)
Increase (decrease)	(2)	(102)	8

Closing balance	(125)	(123)	(21)

Total shareholders' equity	10,781	11,787	12,523

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Notes to the consolidated balance sheet and income statement

(unless otherwise stated, all amounts are in millions of euros)

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

4 Loans and credit risk

This item includes amounts receivable in connection with loans, including professional securities transactions, insofar as these are not recognised in the banks item. Securitised receivables are included in interest-earning securities or shares.

In granting facilities and loans, the bank incurs a credit risk, i.e. the risk that the receivable will not be paid. This primarily concerns the balance sheet items banks, loans and interest-earning securities and off-balance sheet items. Concentration of credit risk could result in a material loss for the bank if a change in economic circumstances were to affect a whole industry or country.

Sector analysis of loans

	2002	2001
Public sector	7,371	14,114
Commercial	142,296	153,770
Retail	108,965	110,860
Professional securities transactions	56,309	71,055
Allowances for loan losses and sovereign risks	(4,038)	(4,469)
Loans	310,903	345,330

Collateral for private sector loans

Collateral is frequently demanded in connection with lending operations. The following tables analyse private sector loans by type of collateral. Unsecured loans also include loans for which the bank has the right to require collateral.

	2002	2001
Commercial
Public authority guarantees	3,233	3,866
Mortgages	20,859	20,575
Securities	1,764	2,605
Bank guarantees	2,896	2,941
Other types of collateral and unsecured	113,544	123,783
Total commercial loans	142,296	153,770

Retail
Public authority guarantees	3,268	3,030
Mortgages	82,659	83,798
Other types of collateral and unsecured	23,038	24,032
Total retail loans	108,965	110,860

Commercial loans by industry

	2002	2001
Agriculture, mining and energy	13,877	9,379
Manufacturing	31,132	31,482
Construction and real estate	20,477	20,268
Wholesale and retail trade	19,280	20,990
Transportation and communications	14,375	18,371
Financial services	20,198	22,025
Business services	11,881	16,534
Education, health care and other services	11,076	14,721
Total commercial loans	142,296	153,770

Loans per region

	2002	2001
Netherlands
Public sector	2,262	2,550
Commercial	54,319	54,329
Retail	80,664	75,847
Professional securities transactions	762	1,883
Total Netherlands	138,007	134,609

North America
Public sector	1,129	1,099
Commercial	47,471	51,658
Retail	20,855	25,353
Professional securities transactions	41,709	54,932
Total North America	111,164	133,042

Rest of the world
Public sector	3,980	10,465
Commercial	40,506	47,783
Retail	7,446	9,660
Professional securities transactions	13,838	14,240
Total Rest of the world	65,770	82,148
Total	314,941	349,799

Movements in allowances for loan losses

	2002	2001	2000
Opening balance	4,500	4,195	4,458
Currency translation differences and other movements	(590)	(227)	233
Write-offs	(1,711)	(1,158)	(1,575)
Received after write-off	142	193	108
	2,341	3,003	3,224
Addition from net interest revenue	107	155	157
Addition from provision for loan losses	2,308	2,052	1,278
Transfer to provision for loan losses	(627)	(710)	(464)
Net increase	1,681	1,342	814
Closing balance	4,129	4,500	4,195

Sovereign risk

Loans and other exposures are often not restricted to the country of the lending branch, but also involve banks, public authorities and other clients in foreign countries, and are mostly denominated in foreign currencies. The total cross-border exposure is very substantial but relates mainly to OECD countries. An increased risk on these outstandings would arise if and insofar as government measures or extreme economic conditions in specific countries were to restrict debt servicing. Up until 2002, provisions were formed in such circumstances for debts of specific governments that were denominated in foreign currencies. With effect from 2002, a provision is formed only for payments that are overdue or are expected to become past due. In this way, loans to governments are not treated any differently from loans to other borrowers. Should this change have resulted in a release from the 2001 allowance, this amount is recognised as a discount to the particular loan.

Analysis of sovereign risk and allowances at 31 December 2002

	Exposure	Risk allowances

Central and Eastern Europe	150	4
Latin America and the Caribbean	550	127
Other countries	71	50

Total	771	181

Movements in sovereign risk allowances

	2002	2001	2000

Opening balance	345	272	533
Currency translation differences	(42)	12	36
Provision for loan losses	14	84	(197)
Other movements	(136)	(23)	(100)

Closing balance	181	345	272

Allowances for sovereign risks respectively are charged to loans and interest-bearing securities.

     Leasing

Loans include lease agreements in which ABN AMRO is the lessor.

Future minimum finance lease instalments and their present values are scheduled to mature as follows:

	Lease instalments due	Present value

Within one year	1,170	1,135
After one year and within five years	2,514	2,237
After five years	964	742

Total	4,648	4,114

Total of unearned financing income	528
Residual value (not guaranteed) in favour of lessor	617

Operationally leased assets can be analysed as follows:

Minimum lease payments

Within one year	2,716
After one year and within five years	5,671
After five years	71

Total	8,458

Of which:
Vehicles	8,457
Computers	1
Equipment	0

Total	8,458

     Other

The item loans includes subordinated debt amounting to EUR 5 million (2001: EUR 21 million), as well as loans securitised by the bank amounting to EUR 9.9  billion (2001: EUR 10.6 billion) in consideration of which debt paper issued is included in the balance sheet.

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

These balance sheet items can be analysed as follows:

	2002	2001

Investment portfolios	100,823	85,957
Trading portfolios	48,965	51,325
Short-dated government paper	1,191	3,126
Other bank paper	3,269	3,295
Other securities	3,998	6,145
Other shares	1,190	903
Equity participations	1,695	1,704

Total securities	161,131	152,455

of which:

	Listed		Unlisted
	2002	2001	2002	2001
Public authority paper	69,022	63,077	17,148	13,435
Other interest-earning securities	26,286	18,643	32,939	40,506
Shares	11,376	14,054	4,360	2,740
Total securities	106,684	95,774	54,447	56,681

Listed securities include all securities which are traded on any stock exchange. Third parties hold legal title to part of the securities included in the portfolios. This is related to securities sold with repurchase commitments EUR 27,310 million (2001: EUR 41,532 million) and securities lending transactions EUR 5,222 million (2001: EUR 8,424 million). In addition, ABN AMRO borrowed securities totalling EUR 17,567 million (2001: EUR 37,730 million). These securities are not recognised in the balance sheet. The item interest-earning securities includes securities of a subordinated nature totalling EUR 144 million (2001: EUR 308 million) and non-subordinated interest-earning securities issued by group companies totalling EUR 726 million (2001: EUR 826 million).

As part of its securities brokerage activities, the bank also trades in ABN AMRO shares. In addition, shares were repurchased on the stock exchange in connection with staff options granted, performance share plan and to cover positions with clients. At balance sheet date, the treasury stock position of group companies included 5.7 million ABN AMRO Holding N.V. ordinary shares. The corresponding amount of EUR 125 million has been deducted from reserves.

An amount of EUR 30,307 million is scheduled for redemption in 2003.

     Investment portfolios

The following analysis shows the book value and the fair value of ABN AMRO’s investment portfolios. Fair value is based on quoted prices for traded securities and estimated market value for non-traded securities.

	2002			2001
	Book value	Premiums or discounts	Fair value	Book value	Premiums or discounts	Fair value
Dutch government	5,342	126	5,816	5,016	114	5,291
US Treasury and US government agencies	12,131	173	12,793	10,520	124	10,586
Other OECD governments	37,183	482	38,703	26,035	536	26,943
Mortgage-backed securities	23,774	259	24,645	26,415	98	26,478
Other interest-earning securities	16,175	145	16,452	13,121	(40)	13,364
Total interest-earning securities and
short-dated government paper	94,605	1,185	98,409	81,107	832	82,662
Shares	6,218		6,218	4,850		4,850
Total investment portfolios	100,823		104,627	85,957		87,512

          The following table analyses interest earning investment securities by maturity and weighted average yield at December 31, 2002. Yields on tax exempt obligations have not been computed on a tax equivalent basis.

	Within 1 Year		After 1 Year and Within 5 Years		After 5 Years and Within 10 Years		After 10 Years

	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

	(In Millions of EUR Except Percentages)
Dutch government	182	7.69	2,070	5.12	2,414	5.1	802	5.24
U.S. Treasury and U.S. government agencies	2,368	4.01	5,528	1.41	1,603	2.93	2,805	6.13
Other OECD governments	5,160	4.42	15,612	4.27	14,391	4.60	2,502	5.64
Mortgage-backed securities(1)	8,345	6.57	450	4.00	9,790	4.87	5,448	6.30
Other securities	2,827	10.86	5,852	9.11	4,830	4.70	2,811	5.30

Total amortized cost	18,882	6.31	29,512	4.75	33,028	4.65	14,368	5.90
Total market value	19,150	-	30,220	-	33,846	-	15,193	-

(1)	Maturity dates have been estimated based on historical experience.

The book value of the investment portfolios developed during 2002 as follows:

	Interest- Earning	Shares

Opening balance of investment portfolio	77,005	838
Movements:
• Purchases	143,726	858
• Sales	(107,121)	(897)
• Redemptions	(14,679)	-
• Acquisitions / dispositions	(3)	(2)
• Revaluations	0	(54)
• Currency translation differences	(7,479)	(12)
• Other	1,546	22

Closing balance of investment portfolio	92,995	753
Closing balance of policyholder accounts	1,610	5,465

Total investment portfolios	94,605	6,218

Revaluations included in closing balance	-	-
Diminutions in value included in closing balance	-	89

Premiums and discounts on the investment portfolios are amortised. The purchase price of the investment portfolios, including unamortised amounts from replacement transactions, was EUR 286 million above the redemption value.

     Trading portfolios

The following table analyses the composition of the trading portfolios.

	2002	2001

Dutch government	955	541
US Treasury and US government agencies	12,104	16,476
Other OECD governments	16,199	13,823
Other interest-earning securities	13,074	11,148

Total interest-earning securities	42,332	41,988
Shares	6,633	9,337

Total trading portfolios	48,965	51,325

     Other securities

The following table analyses the book value and fair value of other securities.

	2002		2001

	Book value	Fair value	Book value	Fair value

Short-dated government paper	1,191	1,176	3,126	3,146
Other bank paper	3,269	3,269	3,295	3,295
Other securities	3,998	3,856	6,145	6,144

Total interest-earning securities	8,458	8,301	12,566	12,585
Shares and equity participations	2,885	2,821	2,607	2,449

Total other securities	11,343	11,122	15,173	15,034

6 Participating interests

This item includes equity participations held on a long-term basis for the purpose of business operations.

	2002	2001

Credit institutions	1,034	1,152
Other participating interests	1,132	1,268

Total participating interests	2,166	2,420
Development:
Opening balance	2,420	2,026
Movements:
• Purchases / increases	196	185
• Sales / reductions	(176)	(118)
• Revaluations	0	48
• Share in results of significant participations interest	78	35
• Dividends received from significant participations interest	(21)	(30)
• Other	(331)	274

Closing balance	2,166	2,420

Revaluations included in closing balance	1	50

Participating interests with official stock exchange listings represented a book value of EUR 674 million (2001: EUR 914 million).

7 Property and equipment

	2002	2001
Property used in operations	3,028	3,456
Other property	2,300	1,907
Equipment	1,654	1,968
Total property and equipment	6,982	7,331

At 31 December 2002 EUR 363 million of internally generated software was capitalised under equipment.

	Property
	Total	Used in operations	Other	Equipment
Development:
Opening balance	7,331	3,456	1,907	1,968
Movements:
• Purchases	1,292	206	259	827
• Sales	(497)	(157)	(195)	(145)
• Revaluations	3	3	0	0
• Depreciation 1)	(1,094)	(197)	0	(897)
• Acquisitions / dispositions	(4)	(11)	0	7
• Currency translation differences	(546)	(288)	(56)	(202)
• Other 2)	497	16	385	96
	(349)	(428)	393	(314)
Accumulated amounts:
Replacement cost	11,446	4,449	2,303	4,694
Depreciation	(4,464)	(1,421)	(3)	(3,040)
Closing balance	6,982	3,028	2,300	1,654

Revaluations included	147	144	3	0

1)	Depreciation of equipment includes a EUR 88 million write-off of assets relating to restructuring.
2)	Other of Other property comprises the net increase from property development activities.

Legal title to property and equipment totalling EUR 88 million (2001: EUR 119 million) is held by third parties.

Payables with respect to finance lease agreements are:

Payables on finance leases
Within one year	17
After one year and within five years	11
Total	28

8 Other assets and other liabilities

These items include those amounts which are not of an accrued or deferred nature or which cannot be classified with any other balance sheet item. This concerns, for example, current tax assets (2002: EUR 408 million) and current tax liabilities (2002: EUR 1,447 million), deferred tax assets (2002: EUR 1,523 million), an intangible asset on account of unrecognised prior-service pension costs (2002:  EUR 432 million), options, servicing rights, precious metals and other goods, balances of payment transactions still to be settled, short securities positions and market value of interest rate and currency contracts as part of trading activities. Options on behalf of customers are also included (2002: EUR 295 million).

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

	2002	2001

Savings accounts	74,249	84,345
Corporate deposits	75,833	87,838
Professional securities transactions	50,178	54,578
Other client accounts	89,201	85,603

Total client accounts	289,461	312,364

12 Debt securities

This item includes non-subordinated debt and other negotiable interest-bearing debt securities.

	2002	2001

Debentures and notes	40,678	41,976
Cash notes, savings certificates and bank certificates	6,579	7,666
Certificates of deposit and commercial paper	23,952	22,853

Total debt securities	71,209	72,495

The debentures are issued principally in the Dutch capital market and the Euromarket and are denominated mostly in euros and US dollars. The commercial paper programme is conducted mainly in the United States and is denominated in US dollars. The other debt securities are instruments used in markets in which ABN AMRO is active and are usually denominated in local currencies. At 31 December 2002, debt securities denominated in euros amounted to EUR 36,687 million and those denominated in US dollars to EUR 25,511 million.

At 31 December 2002 the debentures and notes, originally issued in the Dutch capital market, included EUR 13,405 million of variable rate obligations. In addition, EUR 5,145 million of the debentures and notes had been converted into variable rate obligations through the use of asset-liability management derivative contracts. The average interest rate on the debentures and notes, adjusted to reflect the effect of asset-liability management derivative contracts at year-end 2002, was 3.62%.

Maturity analysis of debt securities

	2002	2001

Within one year	33,489	40,614
After one and within two years	7,507	5,276
After two and within three years	2,132	3,843
After three and within four years	5,255	2,794
After four and within five years	4,963	3,765
After five years	17,863	16,203

Total debt securities	71,209	72,495

13 Provisions

	2002	2001

Provisions for deferred tax liabilities (see note 37)	714	741
Provisions for pension obligations (including early retirement)	880	124
Provisions for contributions to health insurance after retirement	309	184
Other staff provisions	203	213
Insurance fund liabilities	10,015	10,123
Restructuring provisions	290	519
Other provisions	827	768

Total provisions	13,238	12,672

The other staff provisions refer in particular to occupational disability and other benefits, except early retirement benefits, payable to non-active employees. Provisions formed for staff benefit schemes due to restructuring are accounted for as restructuring provisions. Insurance fund liabilities include the actuarial reserves and the premium and claims reserves of the group’s insurance companies.

More details regarding the restructuring provisions are given in note 38.

Provisions are generally long-term in nature.

	Pension	Health insurance contribution	Other staff provisions	Restructuring	Other provisions

Opening balance	124	184	213	519	768
Movements:
• Effect of change in accounting policies	551	91	-	-	-
• Additions from equity / assets	1,004	-	-	-	-
• Additions from income statement	319	71	13	415	143
• Expenses charged to provisions	(1,061)	(23)	(21)	(588)	(84)
• Currency translation differences	(2)	(14)	(2)	(56)	0
• Others	(55)	0	0	0	0

Closing balance	880	309	203	290	827

The following tables summarise the change in benefit obligations and plan assets of the main pension plans and other employee benefit plans based on FAS 87 and FAS 106 as well as the funded status of the plans.

	Pension	Health insurance contribution

Opening balance	7,935	513
Movements in projected benefit obligations:
• Service cost	272	20
• Interest cost	495	36
• Employee contributions / refunds	7	0
• Actuarial (gain) / loss	336	(17)
• Benefits paid	(274)	(20)
• Plan amendments	12	0
• Settlement / curtailment	0	(15)
• Currency translation differences	(300)	(40)
• Others	358	59

Closing balance	8,841	536

	Pension	Health insurance contribution

Opening balance	6,642	19
Movements in plan assets:
• Actual return of plan assets	(702)	(5)
• Employee contributions / refunds	7	0
• Employer's contribution	1,061	4
• Benefits paid	(274)	(3)
• Settlement / curtailment	0	0
• Currency translation differences	(269)	(1)
• Others	311	11

Closing balance (fair value)	6,776	25

	Pension	Health insurance contribution
Funded status / (deficits)	(2,065)	(511)
Unrecognised net actuarial (gain) / loss	1,734	158
Unrecognised prior service cost	457	10
Unrecognised transition obligation	(2)	34
Prepaid / (accrued) benefit cost	124	(309)

The weighted averages of the main actuarial assumptions used to determine the value of the provisions for pension obligations and contributions to health insurance as at 31 December were as follows:

	2002	2001
Pensions
• Discount rate	5.4	6.0
• Expected increment in salaries	3.4	3.9
• Expected return on investments	7.3	7.3
Health insurance:
• Discount rate	5.4	6.0
• Average rise in the costs of health care	5.5	5.2

The expected return on investments regarding pension obligations is weighted on the basis of the fair value of these investments. All other assumptions are weighted on the basis of the defined benefit plan obligations.

Unrecognised service cost refers to the additional pension obligations resulting from the lowering of the retirement age to 62 years for the employees in the Netherlands with effect from 1 January 2000, and will be amortised over the average remaining years of service of the employees.

For the pension plans in the Netherlands, accumulated pension obligations (excluding future salary increases) exceeded the value of pension plan assets by EUR 974 million as at 31 December 2002. Taking into account a receivable from the Pension Fund, an additional obligation of EUR 1,004 million has been provided for, of which EUR 572 million (net EUR 374 million) has been charged to shareholders’equity and EUR 432 million is recognised as an intangible asset under Other assets.

Assumptions relating to movements in health care significantly affect the amounts disclosed for contributions to post-retirement health care. An increase of 1% in the assumed movement in the costs of health care would result in the accumulated obligation for other post-retirement benefits increasing by approximately EUR 99 million as at 31 December 2002, and the net period costs of other post-retirement benefits for 2002 going up by EUR 10 million. Conversely, a decrease of 1% in the assumed movement of the costs of health care would result in the two latter amounts declining by approximately EUR 82 million and EUR 9 million, respectively.

14 Fund for general banking risks

The fund for general banking risks covers general risks associated with lending and other banking activities. The fund is net of tax and forms part of tier 1 capital; it is maintained partly in currencies other than the euro.

	2002	2001
Opening balance	1,381	1,319
Movements:
Acquisitions	0	75
Disposition (EAB)	0	(53)
Currency translation differences	(126)	40
Closing balance	1,255	1,381

15 Subordinated debt

This item includes subordinated debentures and loans which, according to the standards applied by the Dutch central bank, qualify for the consolidated capital adequacy ratio. It comprises debt subordinated to all other current and future liabilities of ABN AMRO Holding N.V. (2002: nil; 2001: EUR 292 million), as well as subordinated borrowings of consolidated participating interests. Subordinated debt raised by ABN AMRO Bank N.V. amounts to EUR 8,398 million (2001: EUR 8,839 million) and by its subordinated subsidiaries EUR 5,880 million (2001: EUR 7,152 million). In general, early repayment, in whole or in part, is not permitted. The average interest rate on subordinated debt was 6.2%.

Maturity analysis of subordinated debt

	2002	2001

Within one year	150	728
After one and within two years	467	148
After two and within three years	1,292	495
After three and within four years	1,273	1,489
After four and within five years	1,499	1,429
After five years	9,597	11,994
of which
Preference shares qualifying as tier 1 capital	2,018	2,562
Other perpetual	2,136	2,226
Total subordinated debt	14,278	16,283

Subordinated debt as at 31 December 2002 was denominated in euros to an amount of EUR 7,984 million and in US dollars to an amount of EUR 6,118 million, and included EUR 3,049 million of variable rate obligations.

16 Shareholders’ equity

	2002	2001	2000

Share capital	1,704	1,677	1,676
Reserves	9,202	10,233	10,868
	10,906	11,910	12,544
Treasury stock	(125)	(123)	(21)
Total shareholders’ equity	10,781	11,787	12,523

For further information reference is made to the section on changes in shareholders’ equity.

     Share capital

The authorised share capital of ABN AMRO Holding N.V. amounts to EUR 4,704,000,224 face value and consists of one hundred priority shares, four billion ordinary shares, one billion preference shares and one hundred million convertible preference shares, each of which is convertible into four ordinary shares.

The issued and paid-up share capital is made up of the following numbers of shares:

Priority share (face value EUR 2.24)	1
Ordinary shares (face value EUR 0.56)	1,591,303,519
Preference shares (face value EUR 2.24)	362,503,010
Convertible preference shares (face value EUR 2.24)	521,303

On 31 December 2002, 5,700,000 ordinary shares were repurchased in connection with the Performance Share Plan and future exercise of staff options.

The preference shares are registered shares; the dividend has been fixed with effect from 1 January 2001 at 5.55% of the face value. This percentage will be adjusted on 1 January 2011 in the manner stipulated in the articles of association.

Dividend on convertible preference shares has been fixed at EUR 1.72 (rounded) per share per annum until the end of 2003. Holders of convertible preference shares can convert their shares into 2.1 million ordinary shares until 31 October 2003, on payment of EUR 0.79 (rounded) per ordinary share.

     Reserves

	2002	2001	2000

Share premium account	2,543	2,504	2,518
Revaluation reserves	124	355	300
Other reserves prescribed by law	297	258	207

General reserve	8,336	7,592	8,169
Exchange differences reserve	(2,098)	(476)	(326)

Other reserves	6,238	7,116	7,843
Total reserves	9,202	10,233	10,868

The share premium account is regarded as paid-up capital for tax purposes. The share premium account relating to convertible preference shares amounts to EUR 14 million (2001: EUR 18 million; 2000: EUR 21 million).

In 2002 the realised revaluation of EUR 186 million has been transferred from the revaluation reserve to the general reserve. The remaining revaluation reserve is regarded as a legal reserve. The expected stock dividend percentage (58%) for the final dividend was taken into consideration.

     Staff options

Apart from Managing Board members and other senior executives, employees of ABN AMRO in the Netherlands are periodically offered the opportunity to acquire equity options whose value is related to the option exercise price. The exercise price of staff options is equal to the average of the highest and lowest ordinary share price quoted on Euronext Amsterdam on the date of grant. With effect from 2002, options awarded to the Managing Board and other senior executives are of a conditional nature. The options cannot be exercised for at least three years from the date of grant and then only if specific performance indicators have been achieved in the intervening period. If the criteria are not met, the test may be applied in up to three subsequent years. If they are not met at all within six years from the date of grant, the options will lapse. The total term of the options has been extended from seven years to ten years. Also with effect from 2002, options of a conditional nature have been granted to some 1,200 employees directly reporting to the bank’s senior executives. The terms and conditions are the same as those applicable to the options awarded to senior executives.

The majority of the non-conditional options is not exercisable during the first three years from the date of grant. Open periods have been established for senior executives and other designated persons. This category of staff is not permitted to exercise its options outside the open periods, except on the expiration date and the preceding five working days, subject to certain conditions. In 2002, approximately 18,000 employees exercised the right to take equity options.

In 2000, 2001 and 2002, the price of options exercised ranged from EUR 6.71 to EUR 24.11. If fully exercised, the options at year-end 2002 would have increased the number of ordinary shares by 58.3 million (see following analysis).

Year of expiration	Staff options (in thousands)	Average exercise price (in euros)	Low/high exercise price (in euros)
2003	13,898	22.58	17.28 - 23.52
2004	10,365	20.83	18.10 - 24.32
2005	5,653	21.18	17.95 - 24.11
2007	4,572	21.30	21.30
2008	9,604	22.73	22.34 - 23.14
2009	4,414	20.42	20.42
2012	9,828	19.11	17.46 - 19.53

Total	58,334	21.31	17.28 - 24.32

	2002		2001
	Staff options (in thousands)	Average exercise price (in euros)	Staff options (in thousands)	Average exercise price (in euros)
Opening balance	50,658	21.23	42,016	20.46
Movements:
Options granted to Managing Board members	592	19.53	550	23.14
Options granted to other senior management	7,392	19.53	4,335	23.14
Other options granted	6,540	19.57	6,583	21.28
Options exercised	(5,051)	16.31	(2,524)	2.06
Options expired and cancelled	(1,797)	18.95	(302)	20.59

Closing balance	58,334	21.31	50,658	21.23

Of which conditional	9,828	19.11

To settle the options granted, with effect from 1 January 2001, ABN AMRO each year makes available new ordinary shares up to 1% of the issued ordinary shares. The total of outstanding options settled through the issuance of new ordinary shares will not exceed 10% of the issued ordinary shares.

To settle additional options granted above these limits, ABN AMRO will repurchase shares in the open market or hedge these options through derivative transactions. If all rights are fully exercised, shareholders’ equity would increase by an amount of EUR 1,243 million.

Deliveries on options exercised in 2002 were made from share repurchases on the date of grant (1,064,904 shares) and from new shares issued on the exercise date (3,986,254 shares).

If ABN AMRO had based the cost of staff options granted in 2002 at the fair value of the options at the date of grant instead of the intrinsic value of the options, net profit and earnings per ordinary shares would have been EUR 40 million and EUR 0.03 lower respectively.

For additional information see “Other information Remunerations shares and options”.

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

	2002	2001	2000
Cumulative preference shares
Non-cumulative preference shares
• Trust preferred shares with fixed dividend	2,382	2,834	2,689
• Other shares with fixed dividend	384	458	480
• Other shares with dividend step-up	270	321	1,027
Other minority interests	774	943	1,091
Total	3,810	4,556	5,287

	2002	2001	2000
Opening balance	4,556	5,287	4,945
Movements:
Currency translation differences	(732)	244	413
Acquisitions/disposition	0	(413)	0
Redemption/repurchase of preference shares	0	(415)	(528)
Others	(14)	(147)	457
Closing balance	3,810	4,556	5,287

18 Capital adequacy

The standards applied by the Dutch central bank for the principal capital ratios are based on the capital adequacy guidelines of the European Union and the Basel Committee for Banking Supervision. These ratios compare the bank’s total capital and tier 1 capital with the total of risk-weighted assets and off-balance sheet items and the market risk associated with the trading portfolios. The minimum requirement for the total capital ratio and tier 1 ratio is 8% and 4% respectively of risk-weighted assets.

The following table analyses actual capital and the minimum standard in accordance with supervisory requirements.

	2002		2001

	Required	Actual	Required	Actual

Total capital	18,366	26,493	21,871	29,814
Total capital ratio	8.0%	11.54%	8.0%	10.91%
Tier 1 capital	9,183	17,178	10,935	19,224
Tier 1 capital ratio	4.0%	7.48%	4.0%	7.03%

19 Accounts with participating interests

Amounts receivable from and payable to participating interests included in the various balance sheet items totalled:

	2002	2001

Banks (assets)	24	109
Loans	396	247
Banks (liabilities)	480	332
Total client accounts	9	27

20 Maturity

Short-dated liabilities and demand deposits are generally matched by cash, assets that can be realised at short notice or lending operations as part of the interest rate risk policy. The balance sheet is already presented in descending order of liquidity. A number of items containing assets or liabilities with varying maturities are analysed in the following table. This analysis does not include liquid assets such as cash and short-dated government paper and the bond investment portfolios, which by their nature can be realised at short notice. In every country in which ABN AMRO is active, liquidity satisfies the standards imposed by the supervisory authorities.

Maturity analysis (in billions of euros)

	On demand	≤ 3 months	> 3 m- ≤ 1 yr	> 1 yr- ≤ 5 yr	> 5 yr

Banks (liabilities)	19	52	11	12	2
Savings accounts	19	47	3	5	0
Deposits and other client accounts (including professional securities transactions)	84	111	10	6	4
Debt securities	0	21	12	20	18
Subordinated debt	0	0	0	4	10
Banks (assets)	17	20	3	1	1
Loans (including professional securities transactions)	22	107	31	58	93

21 Currency position

Of total assets and total liabilities, amounts equivalent to EUR 336 billion and EUR 333 billion respectively are denominated in currencies other than the euro. Positions arising from balance sheet items are generally hedged by foreign exchange contracts not included in the balance sheet. The actual currency positions arising out of the bank’s proprietary foreign exchange dealing activities are of limited size. Capital invested in operations outside the Netherlands is largely funded in euros. Part of the resulting currency positions is used to offset movements in required capital for foreign-currency risk-bearing assets, which is also due to exchange rate fluctuations. Similar reasoning lies behind the policy of issuing preferred stock and subordinated debt in foreign currencies.

22 Collateral provided

In connection with collateral provided for specific liabilities and off-balance sheet commitments, as well as for transactions in financial markets, specific assets are not freely available. This relates to cash (EUR 2.8 billion), securities (EUR 20.7 billion) and loans (EUR 34.8 billion). Collateral has been provided for liabilities included in banks (EUR 19.7 billion), debt securities (EUR 22.7 billion) and client accounts (EUR 5.3 billion).

23 Contingent liabilities

	2002	2001

Commitments with respect to guarantees granted	39,754	43,334
Commitments with respect to irrevocable letters of credit	4,370	4,379
Commitments with respect to recourse risks arising from discounted bills	52	71

	44,176	47,784

24 Derivatives

Derivatives are financial instruments, the contracted or notional amounts of which are not included in the balance sheet either because rights and obligations arise out of one and the same contract, the performance of which is due after balance sheet date, or because the notional amounts serve merely as variables for calculation purposes. Examples of derivatives are forward exchange contracts, options, swaps, futures and forward rate agreements. The underlying value may involve interest rate, currency, commodity, bond or equity products or a combination of these. Derivatives transactions are conducted as a trading activity (also on behalf of clients) and as a hedge against ABN AMRO’s own interest rate and currency exposure.

The degree to which ABN AMRO is active in the respective markets or market segments is shown in the following analysis by means of notional amounts (including maturity profile based on remaining term). The notional amounts, however, give no indication of the size of the cash flows and the market risk or credit risk attaching to derivatives transactions.

The market risk arises from movements in variables determining the value of derivatives, such as interest rates and quoted prices. The credit risk is the loss that would arise if a counterparty were to default. This is related, however, to the market risk since the extent of the credit risk is in part determined by actual and expected market fluctuations. In calculating the credit risk shown in the following table, netting agreements and other collateral have not been taken into consideration.

Derivatives transactions (in billions of euros)

		Notional amounts

		≤ 1 yr	> 1 yr- ≤ 5 yr	> 5 yr	Total	Credit risk

Interest rate contracts
OTC	Swaps	682	1,135	146	1,963	53
	Forwards	231	7	0	238	0
	Options	110	176	7	293	3
Exchange-traded	Futures	183	52	0	235	-
	Options	86	22	0	108	0
Currency contracts
OTC	Swaps	248	51	17	316	8
	Forwards	365	10	0	375	8
	Options	65	3	0	68	1
Exchange-traded	Futures	3	1	0	4	-
	Options	1	0	0	1	0
Other contracts
OTC	Forwards/Swaps	5	24	2	31	1
	Options	9	10	1	20	1
Exchange traded	Futures	8	0	0	8	-
	Options	17	5	0	22	0

Total derivatives		2,013	1,496	173	3,682	75

The following tables give an indication of the notional amounts and (average) market values of the principal types of trading portfolio contracts and hedging portfolio contracts (i.e. contracts entered into as part of the bank’s interest rate and exchange rate policies). Intercompany transactions between hedging and trading portfolios have not been eliminated from the figures.

Trading portfolio derivatives transactions in 2002 (in millions of euros)

		Market value		Average market value
	Notional amounts	Positive	Negative	Positive	Negative

Interest rate contracts
Swaps	2,111,469	56,555	53,061	38,314	34,553
Forwards	236,819	165	152	134	236
Options purchased	200,820	3,526	-	2,748	-
Options sold	205,081	-	3,1 17	-	2,601
Futures	222,580	-	-	-	-

Total interest rate contracts	2,976,769	60,246	56,330	41,196	37,390

Currency contracts
Swaps	316,396	8,628	11,339	6,332	8,217
Forwards	371,939	8,163	7,999	7,808	6,150
Options purchased	32,796	812	-	707	-
Options sold	33,465	-	763	-	2,826
Futures	3,694	-	-	-	-

Total currency contracts	758,290	17,603	20,101	14,847	17,193

Other contracts
Equity options purchased	19,992	1,483	-	468	-
Equity options sold	22,045	-	1,896	-	967
Other equity and commodity contracts	38,941	715	516	1,519	1,544

Total other contracts	80,978	2,198	2,412	1,987	2,511

Trading portfolio derivatives transactionsin 2001 (in millions of euros)

		Market value		Average market value
	Notional amounts	Positive	Negative	Positive	Negative

Interest rate contracts	2,582,840	30,721	27,881	25,248	20,608
Currency contracts	743,339	15,153	12,383	15,377	15,035
Other contracts	58,674	2,285	3,331	1,188	2,046

Hedging portfolio derivatives transactions in 2001 (in millions of euros)

		Market Value			Market Value
	Notional Amounts	Positive	Negative	Notional Amounts	Positive	Negative

Interest rate contracts
Swaps	222,310	4,189	6,066	226,865	2,885	4,197
Forwards	3,248	10	10	4,224	2	3
Options purchased	4,620	53	-	6,356	61	-
Futures	11,993	-	-	15,196	-	-

Total interest rate contracts	242,171	4,252	6,076	252,641	2,948	4,200

Currency contracts
Swaps	7,298	165	233	5,642	62	291
Forwards	11,346	229	231	21,465	413	284
Options purchased	1,887	30	-	933	9	-

Total currency contracts	20,531	424	464	28,040	484	575

     Derivatives and capital adequacy requirements

In determining the capital adequacy requirement, both existing and future credit risk is taken into account. To this end the current potential loss, i.e. the positive replacement value based on market conditions at balance sheet date, is increased by a percentage of the relevant notional amounts, depending on the nature and remaining term of the contract. This method takes into account the possible adverse development of the positive replacement value during the remaining term of the contract. The following analysis shows the resulting credit equivalent, both unweighted and weighted for the counterparty risk (mainly banks). The figures allow for the downward impact of netting agreements and other collateral on risk exposure and capital adequacy.

Credit equivalent (in billions of euros)

	2002	2001

Interest rate contracts	64.5	38.7
Currency contracts	28.7	31.1
Other contracts	5.8	4.5

	99.0	74.3
Effect of contractual netting	64.3	41.1

Unweighted credit equivalent	34.7	33.2

Weighted credit equivalent	9.2	10.0

25 Memorandum items

Apart from the memorandum items stated, non-quantified guarantees have been given for the bank’s securities custody operations, for interbank bodies and institutions and for participating interests. Collective guarantee schemes apply to group companies in various countries. Furthermore, statements of liability have been issued for a number of group companies.

Legal proceedings have been initiated against ABN AMRO in a number of jurisdictions, but on the basis of information currently available, and having taken counsel with legal advisers, the Managing Board is of the opinion that the outcome of these proceedings is unlikely to have a material adverse effect on the consolidated financial position and the consolidated operations of ABN AMRO.

For 2003, investment in property and equipment is estimated at EUR 1.2 billion, of which ABN AMRO is already committed to an amount of EUR 170 million.

Though ABN AMRO has sold a part of its loan portfolio, partly through credit-enhanced or non-credit enhanced securitisation, it still holds legal title to some of these loans. In most cases these loans are also serviced by ABN AMRO. The bank also services loans granted by other institutions. The following table states the outstandings at 31 December 2002.

Legal title to loans sold	1,247
Loans serviced for third parties	159,057
Loans sold with credit enhancement	1,259

Future rental commitments at 31 December 2002 for long-term lease contracts were as follows:

Within one year	248
After one year and within five years	760
After five years	792

In December 2002, we reached an agreement with EDS on an IT outsourcing contract for WCS. The contract covers the provision of technology services and applications maintenance in the major countries in which WCS operates. The total value of the contract is expected to be valued at approximately EUR 1.3 billion based on a five-year period.

26 Net interest revenue

This item comprises interest revenue from loans, investments, other lending, interest expense on borrowings by ABN AMRO and client accounts, as well as the results from interest rate and foreign exchange contracts entered into for hedging purposes. Other revenue from loans is also included. Interest revenue from interest-earning securities amounted to EUR 6,379 million (2001: EUR 6,624 million). Interest expense on subordinated debt totalled EUR 944 million (2001: EUR 961 million).

27 Revenue from securities and participating interests

This item includes the share in net profit or loss of participating interests on which ABN AMRO exercises a significant influence. Dividends received from shares and other participating interests are also included, as the results from sales of shares from the investment portfolio and investments in participating interests insofar as these are not treated as value adjustments to financial fixed assets (See note 41 “Segment Information” for more details).

	2002	2001	2000

Revenue from shares and equity participations	79	75	130
Revenue from participating interests	290	380	321

Total revenue from securities and participating interests	369	455	451

28 Net commissions

This item includes revenue from securities brokerage, domestic and international payments, asset management, insurance, guarantees, leasing and other services. Amounts paid to third parties are shown as commission expense.

	2002	2001	2000

Securities brokerage	1,269	1,674	2,405
Payment services	1,348	1,394	1,385
Asset management and trust	862	885	712
Insurance	165	202	212
Guarantees	170	158	163
Leasing	185	179	158
Other	640	722	845

Total commissions	4,639	5,214	5,880

29 Results from financial transactions

This includes results from securities trading, foreign exchange dealing and derivatives transactions. The category other includes trading LDC debt securities, currency translation differences on investments — other than those included in tangible fixed assets — in branches, subsidiary and participating interests in hyper-inflationary countries, results from private equity positions as well as results from transactions in connection with hedging of the foreign currency profit.

	2002	2001	2000

Securities trading	492	787	426
Foreign exchange dealing	679	486	570
Derivatives transactions	388	502	508
Other	(82)	(223)	65

Total result from financial transactions	1,477	1,552	1,569

30 Other revenue

This includes revenue from mortgage-servicing rights and mortgage origination, property development, other revenue from car leasing activities and results from the insurance companies forming part of the group.

The insurance companies achieved the following results:

	Life	Non-life

Net premium income	1,639	452
Investment income	(117)	119
Insurance expenses	(1,385)	(394)

Total result of insurance companies	137	177

31 Staff costs

	2002	2001	2000

Salaries (including bonuses, etc.)	5,258	5,981	5,754
Pension costs (incl. early retirement)	384	188	165
Health insurance after retirement	71	20	22
Social insurance and other staff costs	1,537	1,464	1,519

Total staff costs	7,250	7,653	7,460

Average number of employees (headcount):
Netherlands	34,090	36,630	38,476
Foreign countries	73,326	75,576	74,916

Total average number of employees (headcount)	107,416	112,206	113,392

Pension costs and contributions to health insurance borne by the company consist of a number of items. These are shown in the following table.

	Pension	Health insurance contribution

Service cost	272	20
Interest cost	495	36
Expected return on plan assets	(506)	(3)
Net amortization of prior service cost	56	0
Net amortization of transition obligation	0	6
Net amortization of net actuarial (gain) / loss	2	12

Defined benefit plans	319	71
Defined contribution plans	65	0

Total	384	71

32 Other administrative expenses

This item includes office overhead, automation costs, advertising costs and other general expenses.

ABN AMRO also leases premises and space in other buildings for its principal activities. The leases generally are renewable and provide for payment of rent and certain other occupancy expenses. Total rent expense for all contracts amounted to EUR 334 million in 2002, EUR 373 million in 2001 and EUR 341 million in 2000.

33 Depreciation

This item is made up of depreciation of buildings and equipment.

34 Provision for loan losses

This item includes provisions for uncollectable outstandings.

35 Addition to the fund for general banking risks

This item includes the addition to or release from the fund, management’s intention being to maintain the fund at a level equal to approximately 0.5% of risk-weighted total assets.

36 Value adjustments to financial fixed assets

Financial fixed assets include the bond and equity investment portfolios and participating interests on which the bank does not exercise an influence. Diminutions in value of the bond investment portfolio may relate to a permanent deterioration of the debtor’s quality. These diminutions in value and the diminutions in value below the purchase price of shares and participating interests on which no influence is exercised, together with amounts released in respect of earlier diminutions in value, are included in this item. Results from dispositions below purchase price are likewise treated as diminutions in value.

37 Taxes

The overall effective tax rate increased from 27.6% in 2001 (21.4% including sale of EAB and restructuring charge) to 29.4% in 2002 (28.7% including restructuring charge).

	2002	2001	2000

Dutch tax rate	34.5%	35.0%	35.0%
Effect of tax rate in foreign countries	(4.5%)	(5.1%)	(2.5%)
Effect of deviating tax-exempt revenue in the Netherlands	0.4%	(2.0%)	(4.1%)
Other	(1.0%)	(0.3%)	(0.4%)

Effective tax rate on operating profit	29.4%	27.6%	28.0%

	2002	2001	2000

	(in millions of EUR)
The Netherlands	410	197	270
Foreign	563	749	753

	973	946	1,023

Taxes amounted to EUR 973 million, including a deferred tax income of EUR 326 million (2001: including a deferred tax expense of EUR 105 million). The total amount of taxation credited directly to shareholders’ equity during the year amounted to EUR 433 million.

The provision for deferred tax liabilities relates to tax liabilities that will arise in the future owing to the difference between the book value of specific assets and liabilities and their valuation for tax purposes. The following analysis shows deferred tax liabilities and assets.

	2002	2001

Deferred tax liabilities
Buildings	290	241
Pensions and other post-retirement and post-employment arrangements	0	324
Derivatives	0	118
Leases and similar financial contracts	402	470
Servicing rights	537	497
Other	861	803

Total	2,090	2,453

Deferred tax assets
Allowances for loan losses	551	215
Investment portfolios	53	88
Goodwill	387	544
Carry-forward losses	622	708
Derivatives	6	0
Restructuring charge	15	42
Tax credits	795	682
Pensions and other post-retirement and post-employment arrangements	165	0
Other	500	680

Deferred tax assets before valuation allowances	3,094	2,959
Less: valuation allowances	195	311

Deferred tax assets after valuation allowances	2,899	2,648

Deferred tax assets and liabilities are discounted to their net present value on the basis of net interest where the original term of the temporary difference is longer than five years. The nominal value of deferred tax assets amounts to EUR 3,033 million and of deferred tax liabilities to EUR 2,199 million. For discounted deferred tax assets the net interest rate applied as a discount factor is 7% and the average remaining life is eight years. For discounted deferred tax liabilities, the net interest rate applied as a discount factor is 4% and the average remaining life is 20 years.

The main component of the valuation allowance relates to tax carry-forward losses. The amount of deferred tax assets, likely to be recovered within one year, is EUR 212 million.

At 31 December 2002 carry-forward losses of foreign operations expire as follows:

2003	188
2004	277
2005	143
2006	129
2007	109
Years after 2007	1,046
Indefinitely	1,371

Total	3,263

ABN AMRO considers approximately EUR 4.2 billion in distributable invested equity of foreign operations to be permanently invested. If retained earnings were distributed no foreign income taxes would have to be paid. The estimated impact of foreign withholding tax is EUR 140 million.

38 Extraordinary result

As a consequence of the decision to close the US domestic cash equities and mergers and acquisitions businesses, an additional provision of EUR 325 million (net EUR 205 million) was accounted for as an extraordinary item in 2002.

The sale of EAB in 2001 produced an extraordinary net profit of EUR 962 million.

In 2000 the Managing Board authorised a restructuring provision of EUR 900 million in order to realise the new strategy and reorganisation into the Strategic Business Units. At the end of 2001 the composition and number of employees in the Netherlands that could opt for the voluntary departure scheme or early retirement scheme were finalised, resulting in an additional charge of EUR 147 million (net EUR 95 million). Because of the non-recurring character of these schemes the costs are treated as extraordinary expenses.

Main elements of the charge relate to:

	2002	2001	2000

Staff reduction	157	147	530
Write-off of assets	88	0	120
Other costs	80	0	250

Total	325	147	900

39 Minority interests

This item comprises the share of third parties in results from subsidiaries and other group companies, as well as dividends on preferred stock issued by subsidiaries in the United States.

	2002	2001	2000

Dividends on preference shares	173	217	245
Other minority interests	35	35	59

Total minority interests	208	252	304

40 Earnings per ordinary share

Basic earnings per share is computed by dividing net profit available to ordinary shareholders by the weighted average number of ordinary shares outstanding. Diluted earnings per ordinary share include the determinants of basic earnings per ordinary share and, in addition, the effect arising should all outstanding rights to ordinary shares be exercised. The computation of basic and diluted earnings per ordinary share are presented in the following table.

	2002	2001

Net profit	2,207	3,230
Dividends on preference shares	46	46

Net profit attributable to ordinary shareholders	2,161	3,184
Dividends on convertible preference shares	1	1

Fully diluted net profit	2,162	3,185

Weighted average number of ordinary shares outstanding (in millions)	1,559.3	1,515.2
Dilutive effect of staff options (in millions)	0.0	1.9
Convertible preference shares (in millions)	2.1	2.7
Performance share plan (in millions)	3.8	2.9

Diluted number of ordinary shares (in millions)	1,565.2	1,522.7

Basic earnings per share including extraordinary items (in euros)	1.39	2.10
Fully diluted earnings per share including extraordinary items (in euros)	1.38	2.09

Basic earnings per share excluding extraordinary items (in euros)	1.52	1.53
Fully diluted earnings per share excluding extraordinary items (in euros)	1.51	1.52

41 Segment information

The following tables give an analysis by operating segment. For the purpose of this analysis, net turnover represents total revenue before interest expense and commission expense. Overheads have been allocated to the operating segments.

	Net turnover			Total revenue

	2002	2001	2000	2002	2001	2000

Consumer & Commercial Clients	18,762	24,294	31,225	10,382	10,203	10,026
Wholesale Clients	12,647	15,828	11,778	5,296	6,193	6,394
Private Clients & Asset Management	2,347	1,970	2,738	1,423	1,419	1,451
Corporate Centre	1,976	1,414	410	386	249	(30)

	35,732	43,506	46,151	17,487	18,064	17,841
LeasePlan Corporation	855	830	800	793	770	628

Total	36,587	44,336	46,951	18,280	18,834	18,469

	Operating profit before taxes			Risk-weighted total assets

	2002	2001	2000	2002	2001	2000

Consumer & Commercial Clients	2,783	2,347	2,605	143,449	158,141	157,385
Wholesale Clients	1	328	1,114	67,236	95,171	88,451
Private Clients & Asset Management	315	270	458	6,751	6,529	5,942
Corporate Centre	382	441	399	1,986	3,530	2,973

	3,481	3,386	4,576	219,422	263,371	254,751
LeasePlan Corporation	232	227	149	10,150	10,016	9,102

Total	3,713	3,613	4,725	229,572	273,387	263,853

	Total liabilities			Total depreciation

	2002	2001	2000	2002	2001	2000

Consumer & Commercial Clients	202,315	240,177	217,168	662	657	659
Wholesale Clients	243,354	275,797	249,376	249	225	207
Private Clients & Asset Management	41,543	42,005	37,981	45	40	46
Corporate Centre	49,689	18,184	16,462	14	3	0

	536,901	576,163	520,987	970	925	912
LeasePlan Corporation	4,526	4,857	4,372	36	32	29

Total	541,427	581,020	525,359	1,006	957	941

	Total Property Investment			Revenue Securities and participating interest

	2002	2001	2000	2002	2001	2000

Consumer & Commercial Clients	873	1,145	1,172	199	300	106
Wholesale Clients	320	336	292	139	104	181
Private Clients & Asset Management	49	53	87	5	11	24
Corporate Centre	0	0	0	21	23	136

	1,242	1,534	1,551	364	438	447
LeasePlan Corporation	50	77	46	5	17	4

Total	1,292	1,611	1,597	369	455	451

42 Managing Board and Supervisory Board

Remuneration policy
There are two basic principles underlying the reward structure of the Managing Board. One is that the Managing Board’s reward package must be competitive. It targets a median position among leading European financial institutions and an upper quartile position in comparison with other Dutch-parented multinationals. The second principle is that there must be a strong emphasis on actual performance against demanding targets. This is embedded in the performance bonus plan. In addition the performance share plan and stock option plan provide for incentives directly related to the long-term success of the bank.

Base salary
Base salaries are the same for all Managing Board members except the Chairman, to whom a 40% differential applies. Base salaries were not changed in 2002. The one non-Dutch Managing Board member will continue to receive a market competitive allowance in addition to the base salary.

Performance bonus
The annual Managing Board bonuses are based on ABN AMRO corporate and SBU quantitative and qualitative performance objectives as proposed by the Nomination & Compensation Committee and approved by the Supervisory Board. Bonuses for the Chairman and the Chief Financial Officer will be based only on delivery against corporate performance objectives. For other members of the Managing Board, the bonus will be based 50% on corporate and 50% on SBU performance. If the quantitative performance objectives are fully met, bonuses will range between 60% and 75% of base salary, with upper limits of 100% for outstanding performance and an absolute maximum of 125%. The Nomination & Compensation Committee may, on the basis of their assessment of a Managing Board member’s individual performance against qualitative performance objectives, adjust the bonus outcome upwards or downwards within a range of plus or minus 20% of base salary providing that the maximum of 125% of base salary is not exceeded.

Stock options
Stock option grants form an integral part of the Managing Board compensation. In 2002 Managing Board members received a grant of 80,000 conditional options, whilst the Chairman of the Managing Board received a grant of 112,000 conditional options. These are 10-year options linked to future performance, with a vesting period of three years. The conditions for the options granted in 2002 for the performance period which normally ends at the end of 2004 are:

i) Real economic profit (EP) growth over the performance cycle (the three financial years from that in which the stock option is granted, the starting point being EP in 2001) and;

ii) Return on equity (ROE) in accordance with Dutch GAAP equal to, or greater than, 12.5% in the financial year preceding that in which the stock option could first be exercised.

If both these criteria are not met in the third year after options are granted, the tests may be applied in up to three subsequent years. If the criteria are not met at all within six years from the date of grant, the options will lapse.

Performance Share Plan
The performance share plan introduced in 2001 remained in force in 2002 and will continue to form part of the Managing Board’s reward package. In 2002, the conditional awards were 70,000 shares for each Managing Board member and 98,000 shares for the Chairman. The number of shares awarded will be subject to the bank’s performance during the four-year performance period, defined as the year of grant and three subsequent years. A second condition is that the recipient is still in Group service at the end of the performance period. For the purpose of this plan, the bank’s performance is measured in terms of the total return to shareholders (TRS) generated by the bank relative to the TRS generated by the peer group.

The Nomination & Compensation Committee has decided to link the 2002 conditional share award to a revised vesting schedule, whilst maintaining the principle that the full award will be paid if the TRS generated by the bank in the fourth year of the performance period is fifth out of 21 relative to the peer group. There will be a sliding scale ranging from no award if the bank is lower than tenth to 150% of the conditional award if the bank has progressed to the very top of the TRS rankings.

Other elements of reward for the Managing Board include:
•	participation in a pension scheme which combines defined benefit plan with certain guarantees, and into which the employer pays the premiums. The pensionable salary has been limited to 90% of base salary for Managing Board members. The normal retirement age is 62;
•	the use of a company lease car with driver;
•	a representation allowance of currently EUR 4,084 net for members and EUR 5,445 net for the Chairman to cover non-reimbursable expenses;
•	reimbursement of the cost of adequate security measures for their residence;
•	24-hour personal accident insurance with a fixed covered amount of EUR 1.8 million for members and EUR 2.5 million for the Chairman;
•	preferential rates on bank products such as mortgages and loans, and contribution towards private health insurance premiums, all according to the policies which apply to all other ABN AMRO employees in the Netherlands.

The following table summarises total reward, ABN AMRO options and shares and outstanding loans of current and former members of the Managing Board and Supervisory Board.

	Managing Board		Supervisory Board

(in thousands of euros)
	2002	2001	2002	2001

Periodic payments	5,056	7,573	523	617
Profit-sharing and bonus payments	3,313	2,103	0	0
Future benefits	2,252	0	0	0
Payments on termination of employment	0	4,900	0	0
ABN AMRO staff options (1)(conditional, granted options)	592,000	550,000	0	0
ABN AMRO shares (1)(conditional, granted)	518,000	728,000	0	0
ABN AMRO staff options (1)(outstanding)	1,476,533	1,853,786	140,785 2)	181,389 2)
ABN AMRO shares(1)(cumulative conditionally granted, outstanding)	896,000	728,000	0	0
ABN AMRO shares (1)(owned)	44,740	46,943	16,788	13,311
Loans (outstanding)	10,128	13,924	9,022	12,264

1)	Number of shares / options.
2)	Balance of the options granted to Mr P.J. Kalff during his membership of the Managing Board.

The following tables summarise salaries, other periodic payment and bonuses of the Managing Board members and former members.

(in thousands of euros)
	2002				2001

	Base salary	Other periodic payment (1)	Bonus	Pension costs(2)(3)	Base salary	Other periodic payment (1)	Bonus

R.W.J. Groenink	889	9	705	229	889	8	356
W.G. Jiskoot	635	6	475	157	635	6	127
T. de Swaan	635	6	485	184	635	6	254
J. Ch. L. Kuiper	635	7	510	177	635	7	286
C.H.A. Collee	635	5	485	145	635	6	286
H.Y. Scott-Barrett	635	458	475	1,318	635	458	127
S.A. Lires Rial (4)	237	264	178	42	635	459	127
R.W.F. van Tets (4)	-	-	-	-	635	6	127
J.M. de Jong (4)	-	-	-	-	635	6	286
R.G.C. van den Brink (4)	-	-	-	-	635	7	127

1)	Other periodic payment comprise subsidy private health insurance, representation allowance and foreigner allowance. Mr Scott-Barrett reveived a foreigner allowance of EUR 454,000 in 2002 and 2001. Mr Lires Rial reveived a foreigner allowance of EUR 169,000 as well as compensation for annual leave.
2)	Pension costs exclusively comprise pension service cost and post-retirement service cost computed on the basis of the FAS 87 and FAS 106 standards.
3)	For Mr Scott-Barrett including an one-time payment of EUR 1,189,000 to compensate for no pension accrual in previous years and for related tax debits.
4)	With effect from 15 May 2002, Mr Lires Rial left the bank. Messrs. Van Tets, De Jong and Van den Brink resigned from the Managing Board on 31 December 2001.

The following tables analyse movements in option holdings of the Managing Board as a whole and of the individual Board members. The conditions governing the grant of options are included in the notes to the remuneration policy and item 16.

	2002		2001

	Options held by Managing Board	Average exercise price (in euros)	Options held by Managing Board	Average exercise price (in euros)

Movements:
Opening balance	1,853,786	20.74	1,341,076	19.44
Options granted	593,480	19.53	552,710	23.14
Options exercised	70,604	15.39	40,000	10.16
Former and/or newly appointed members	(900,129)	20.49	0	0

Closing balance	1,476,533	20.66	1,853,786	20.74

		Opening balance	Exercise price (in euros)	Granted 1)	Exercised/ cancelled		Closing balance	Stock price on exercise date	Year of expiration

R.W.J. Groenink
Executive 1997		30,000	15.38		30,000	4)	0	19.95
Executive 1998		40,000	21.01				40,000		2003
Executive 1999		40,000	18.10				40,000		2004
Executive 2000		60,000	21.30				60,000		2007
Executive 2001		55,000	23.14				55,000		2008
Executive 2002-2005	3)		19.53	112,000			112,000		2012
AOR 1998		429	23.52				429		2003
AOR 1999-2002/03		356	21.68				356		2004
AOR 2000-2003/04		354	22.23				354		2005
AOR 2001-2003/04		271	22.34				271		2008
AOR 2002-2005			20.42	296			296		2009

		226,410		112,296	30,000		308,706

W.G. Jiskoot
Executive 1997		40,000	15.38		40,000		0	20.00
Executive 1998		40,000	21.01				40,000		2003
Executive 1999		40,000	18.10				40,000		2004
Executive 2000		60,000	21.30				60,000		2007
Executive 2001		55,000	23.14				55,000		2008
Executive 2002-2005	3)		19.53	80,000			80,000		2012
AOR 1999-2002/03		356	21.68				356		2004
AOR 2000-2003/04		354	22.23				354		2005
AOR 2001-2003/04		271	22.34				271		2008
AOR 2002-2005			20.42	296			296		2009

		235,981		80,296	40,000		276,277

T. de Swaan
Executive 1999		40,000	18.10				40,000		2004
Executive 2000		60,000	21.30				60,000		2007
Executive 2001		55,000	23.14				55,000		2008
Executive 2002-2005	3)		19.53	80,000			80,000		2012
AOR 1999-2002/03		356	21.68				356		2004
AOR 2000-2003/04		354	22.23				354		2005
AOR 2001-2003/04		271	22.34				271		2008
AOR 2002-2005			20.42	296			296		2009

		155,981		80,296			236,277

J.Ch.L. Kuiper
Executive 1999		28,000	18.10				28,000		2004
Executive 2000		60,000	21.30				60,000		2007
Executive 2001		55,000	23.14				55,000		2008
Executive 2002-2005	3)		19.53	80,000			80,000		2012
AOR 2001-2003/04		271	22.34				271		2008
AOR 2002-2005			20.42	296			296		2009

		143,271		80,296			223,567

C.H.A. Collee
Executive 1999		28,000	18.10				28,000		2004
Executive 2000		56,000	21.30				56,000		2007
Executive 2001		55,000	23.14				55,000		2008
Executive 2002-2005	3)		19.53	80,000			80,000		2012
AOR 1997		604	16.38		604	5)	0	21.04
AOR 1998		429	23.52				429		2003
AOR 1999-2002/03		356	21.68				356		2004
AOR 2000-2003/04		354	22.23				354		2005
AOR 2001-2003/04		271	22.34				271		2008
AOR 2002-2005			20.42	296			296		2009

		141,014		80,296	604		220,706

H.Y. Scott-Barrett
Executive 1999		20,000	18.10				20,000		2004
Executive 2000		56,000	21.30				56,000		2007
Executive 2001		55,000	23.14				55,000		2008
Executive 2002-2005	3)		19.53	80,000			80,000		2012
AOR 2001-2003/04		271	22.34		271	2)	0

		131,271		80,000	271		211,000

S.A. Lires Rial [2]
Executive 1998		20,000	21.01		20,000		0
Executive 1999		28,000	18.10		28,000		0
Executive 2000		47,000	21.30		47,000		0
Executive 2001		55,000	23.14		55,000		0
Executive 2002-2005	3)		19.53	80,000	80,000		0
AOR 2001-2003/04		271	22.34		271		0

		150,271		80,000	230,271		0

1)	The option exercise price is the average ABN AMRO share price on 25 February 2002 concerning the Executive 2002-2005 and on 25 May 2002 concerning the AOR 2002-2005.
2)	These options have been cancelled.
3)	Conditionally granted.
4)	10,000 shares added to the portfolio.
5)	604 shares added to the portfolio

The following analysis shows movements in shares awarded conditionally in 2002 under the Performance Share Plan. The conditional award is based on the bank’s fifth position in the peer group. The number of shares that will be awarded ultimately depends on the ranking of the ABN AMRO share in the peer group at the end of the four-year performance period and may range from 0% to 150% of these numbers.

	Opening balance	Granted	Unconditional	Expired/ cancelled	Closing balance	Reference period

R.W.J. Groenink	98,000				98,000	2001-2004
		98,000			98,000	2002-2005
W.G. Jiskoot	70,000				70,000	2001-2004
		70,000			70,000	2002-2005
T. de Swaan	70,000				70,000	2001-2004
		70,000			70,000	2002-2005
J. Ch. L. Kuiper	70,000				70,000	2001-2004
		70,000			70,000	2002-2005
C.H.A. Collee	70,000				70,000	2001-2004
		70,000			70,000	2002-2005
H.Y. Scott-Barrett	70,000				70,000	2001-2004
		70,000			70,000	2002-2005
S.A. Lires Rial	70,000			70,000	0
		70,000		70,000	0
R.W.F. van Tets	70,000				70,000	2001-2004
J.M. de Jong	70,000				70,000	2001-2004
R.G.C. van den Brink	70,000				70,000	2001-2004

ABN AMRO ordinary shares held by Managing Board members 1)

2002

R.W.J. Groenink	15,645
W.G. Jiskoot	9,575
T. de Swaan	4,101
J. Ch. L. Kuiper	2,647
C.H.A. Collee	621
H.Y. Scott-Barrett	12,151

Total	44,740

1)	No preference shares or convertible preference shares were held by any Managing Board member.

Loans from ABN AMRO to Managing Board members (in thousands of euros)

	2002
	Outstanding on 31 Dec. 2002	Interest rate
R.W.J. Groenink	3,325	4.01
W.G. Jiskoot	1,751	4.17
T. de Swaan	1,407	2.75	1)
J.Ch.L. Kuiper	955	4.23
C.H.A. Collee	2,691	3.61

1)	variable rate.

The following analysis provides information on the remuneration of individual members of the Supervisory Board. Besides the Chairman, the Vice Chairman and the members of the Audit Committee members of the Supervisory Board receive the same remuneration, which depends on the period of membership during the year. The members of the Supervisory Board are not entitled to emoluments in the form of ABN AMRO shares or options on ABN AMRO shares.

Remuneration of the Supervisory Board (in thousands of euros)

	2002	2001

A.A. Loudon	54	54
W. Overmars	41	38
W. Dik	36	41
C.H. van der Hoeven	41	38
M.C. van Veen	41	38
A. Burgmans	32	38
D.R.J. Baron de Rothschild	32	32
Mrs L.S. Groenman	36	41
Mrs T.A. Maas-de Brouwer	36	32
P.J. Kalff	36	32
A.C. Martinez [1]	21	0
H.B. van Liemt [2]	19	45
S. Keehn [1,2]	13	32
R.J. Nelissen [3]	-	16
J.M.H. van Engelshoven [3]	-	16
R. Hazelhoff [3]	-	16

1	Besides his remuneration Mr Martinez received an attendance fee of EUR 15,000 and Mr Keehn of EUR 16,000.
2	Messrs. Van Liemt and Keehn resigned on 2 May 2002.
3	Messrs. Nelissen, Van Engelshoven and Hazelhoff resigned on 10 May 2001.

ABN AMRO ordinary shares held by Supervisory Board members 1)

2002

M.C. van Veen	4,471
A. Burgmans	8,163
P.J. Kalff	1,154
A.C. Martinez [2]	3,000
Total	16,788

1)	No preference shares or convertible preference shares were held by any Supervisory Board member.
2)	ADR.

Loans from ABN AMRO to Supervisory Board members (in thousands of euros)

	Outstanding on 31 Dec. 2002	Interest rate

W. Overmars	19	4.50
C.H. van der Hoeven	5,088	4.58
A. Burgmans	2,100	4.30
P.J. Kalff	1,815	3.88

43 Cash flow statement

The cash flow statement gives details of the source of liquid funds which became available during the year and the application of the liquid funds over the course of the year. The cash flows are analysed into cash flows from operations / banking activities, investment activities and financing activities. Liquid funds include cash in hand, net credit balances on current accounts with other banks and net demand deposits with central banks. Movements in loans, total client accounts and interbank deposits are included in the cash flow from banking activities. Investment activities comprise purchases, sales and redemptions in respect of investment portfolios, as well as investments in and sales of participating interests, property and equipment. The issue of shares and the borrowing and repayment of long-term funds are treated as financing activities. Movements due to currency translation differences as well as the effects of the consolidation of acquisitions, where of material significance, are eliminated from the cash flow figures.

	2002	2001	2000
Cash	9,455	17,932	6,456
Bank balances (debit)	3,843	6,286	11,247
Bank balances (credit)	(5,797)	(10,565)	1,598)
Liquid funds	7,501	13,653	16,105

Movements:
Opening balance	13,653	16,105	12,471
Cash flow	(4,366)	(2,041)	3,530
Currency translation differences	(1,786)	(411)	04
Closing balance	7,501	13,653	16,105

Interest paid amounted to EUR 18,912 million; tax payments amounted to EUR 525 million.

Dividends received from participating interests amounted to EUR 42 million in 2002, EUR 37 million in 2001 and EUR 28 million in 2000.

The following table analyses movements resulting from acquisitions and dispositions.

	2002	2001	000
Amounts paid/received in cash and cash equivalents on
acquisitions/dispositions	485	4,956	2,347
Net movement in cash and cash equivalents	6	(21)	55
Net movement in assets and liabilities:
Banks	105	92	29
Loans	420	13,369	16,542
Securities	70	(4,002)	42
Other assets	21	2,818	1,211
Total assets	616	12,277	17,824

Subordinated debt	0	0	136
Banks	81	(4,991)	10,551
Saving accounts	0	(3,798)	0
Total client accounts	469	13,315	4,038
Debt securities	0	(497)	2,930
Other liabilities	49	7,696	1,188
Total liabilities	599	11,725	18,843

44 Fair value of financial instruments

Fair value is the amount at which a financial instrument could be exchanged in transactions between two parties, other than in a forced sale or liquidation, and is best reflected by a quoted market price, if available. Most of ABN AMRO’s assets, liabilities and off-balance sheet items are financial instruments. Wherever possible, market rates have been used to determine fair values.

However, for the majority of financial instruments, principally loans, deposits and OTC derivatives, fair values are not readily available since there is no market where these instruments are traded. For these instruments estimation techniques have been used. These methods are subjective in nature and involve assumptions, such as the period the financial instruments will be held, the timing of future cash flows and the discount rate to be applied. As a result, the approximate fair values presented below may not be indicative of the net realisable value. In addition, the calculation of approximate fair values is based on market conditions at a specific time and may not reflect future fair values.

The approximate fair values as stated by financial institutions are not mutually comparable due to the wide range of different valuation techniques and the numerous estimates. The lack of an objective valuation method means that approximate fair values are highly subjective. Readers should therefore exercise caution in using the information disclosed in this note for comparing the consolidated financial position of ABN AMRO with that of other financial institutions.

	31 December 2002		31 December 2001
	Book value	Fair value	Book value	Fair value
Assets (incl. off-balance sheet items)
• Cash	9,455	9,455	17,932	17,932
• Short-dated government paper [1,2]	3,901	3,887	12,296	12,320
• Banks	41,924	42,473	49,619	49,654
• Loans to public sector	7,365	7,402	14,100	14,116
• Loans to private sector - commercial loan and professional securities transactions	195,067	196,367	220,869	222,899
• Loans to private sector - retail	108,471	112,020	110,361	112,299
• Interest-earning securities [1,3]	142,499	145,155	123,365	124,915
• Shares [4]	15,736	15,672	16,794	16,636
• Derivatives	74,065	75,169	44,504	45,684
Total	598,483	607,600	609,840	616,455

Liabilities (incl. off-balance sheet items)
• Banks	95,884	95,787	107,843	108,091
• Savings accounts	74,249	75,572	84,345	84,957
• Corporate deposits	76,590	76,781	88,579	88,399
• Other client accounts	138,622	138,899	139,440	137,979
• Debt securities	71,209	72,588	72,495	72,169
• Subordinated debt	14,278	14,831	16,283	16,648
• Derivatives	75,271	76,044	41,369	42,592
Total	546,103	550,502	550,354	550,835

1)	Book values of short-dated government paper and interest-earning securities are equal to amortised cost.
2)	Of which EUR 2,079 million was included in the trading portfolio at 31 December 2002.
3)	Of which EUR 40,254 million was included in the trading portfolio at 31 December 2002.
4)	Of which EUR 6,633 million was included in the trading portfolio at 31 December 2002.

45 Shareholders' Equity and Net Profit under U.S. GAAP

          The consolidated Financial statements of ABN AMRO are prepared in accordance with accounting principles generally accepted in The Netherlands (Dutch GAAP) which vary in certain significant respects from those generally accepted in the United States (U.S. GAAP). The following is a summary of the adjustments to net profit and shareholders’ equity that would have been required if U.S. GAAP had been applied instead of Dutch GAAP in the preparation of the Consolidated Financial statements.

Dutch GAAP	U.S. GAAP

Goodwill and other Acquired intangibles

Goodwill including other acquired intangibles arising from acquisitions of subsidiaries and participating interests is charged against shareholders' equity.	Goodwill represents the excess of the purchase price of investments in subsidiaries and participating interests over the estimated market value of net assets at acquisition date. Under SFAS 142 "Goodwill and Other Intangible Assets" goodwill is capitalised and deemed to have an indefinite live. Amortisation is not permitted but the goodwill will be subject to annual impairment tests. Other acquired intangibles, such as the value of purchased core deposits, client lists and contractual rights are capitalised and amortised over their respective useful lives, not exceeding fifteen years.

Fund for General Banking Risks

In addition to specific allowances for loan losses and country risk, Dutch banks maintain a fund for general banking risks. This Fund is net of taxes and covers general risks associated with lending and other banking activities, which may include risks of loan losses. The level of the fund for general banking risks is based on management's evaluation of the risks involved. The Fund is part of group capital.	The fund for general banking risks is considered to be a general allowance for loan losses. The level of the Fund is adequate for absorbing all inherent losses in loans.

Debt Restructuring

Assets, including debt securities, acquired as part of a debt restructuring, such as Brady bonds, are recorded at net book value (after deduction of specific allowances) of the disposed debt.	Assets, including debt securities, acquired as part of a debt restructuring, such as Brady bonds, are recorded at estimated market value at the date of the restructuring. Differences between book value and market value are recorded as a charge-off or recovery on the restructured loan. Debt securities, such as Beady bonds, are classified as "available for sale".

Investment Portfolio Securities

Bonds and similar debt securities included in the investment portfolios (other than securities on which a large part or all of the interest is settled on redemption) are stated at redemption value less any diminution in value deemed necessary. Premiums and discounts at acquisition, accounted for as deferred items, are amortised and reported as interest over the term of the debt securities. Net capital gains realised prior to maturity date in connection with replacement operations are recognised as deferred interest and amortised over the term of the investment portfolio. Shares held in the investment portfolio are stated at market value. Movements in value, net of tax, are taken to a separate revaluation reserve. If the revaluation reserve is insufficient to absorb a decline in value, this amount will be charged to the income statement as value adjustments to financial fixed assets.	All bonds and similar debt securities included in the investment portfolio are classified as "available for sale". SFAS 115 requires that investment securities available for sale, which are those securities that may be sold prior to maturity as part of asset/liability management or in response to other factors, are stated at market value. Unrealised gains and losses together with gains and losses on designated derivatives are reported, net of taxes, in a separate component of shareholders' equity. Realised gains and losses are recognised into income on trade date. All shares are classified as "available for sale" and stated at market value with unrealised gains and losses reported in a separate component of shareholders' equity, net of taxes, unless a decline in value is judged to be other than temporary. In that case, the cost basis is written down and the amount of the write down is charged to the income statement.

Property

Bank premises, including land, are stated at current value based on replacement costs and fully depreciated on a straight-line basis over their useful lives with a maximum of fifty years. Value adjustments, net of tax, are credited or charged to a separate revaluation reserve.	Bank premises are stated at cost and fully depreciated on a straight-line basis over their useful lives.

Pension Costs

ABN AMRO has adopted SFAS 87 under Dutch GAAP as of January 1, 2002. Before that date costs of pension plans were accounted for using actuarial computations of current compensation levels, taking into account the return achieved by the pension funds in excess of the actuarial interest rate.	SFAS 87 prescribes actuarial computations based on current and future compensation levels taking into account the market value of the assets of the pension funds and current interest rates. ABN AMRO adopted SFAS 87 as of January 1, 1994.

Post-Retirement Benefits

ABN AMRO has adopted SFAS 106 as of January 1, 2002. Before that date the expected costs of post-retirement benefits were only provided for upon retirement. The calculations were based on actuarial computations.	SFAS 106 requires accrual of the expected cost of providing post retirement health care benefits to an employee and the employee's beneficiaries and covered dependants, during the year that an employee renders services.

Post-Employment Benefits

Post-employment benefits are those benefits provided to former or inactive employees, their beneficiaries and covered dependents after employment but before retirement. The cost of these benefits are provided for early-retirement and disability-related benefits upon termination of services. Incentivised, other early leave arrangements are accounted for on a pay-as-you-go basis.	Under SFAS 112 all contractual benefits after employment but before retirement are recognised when the employee's services have been rendered, the rights have vested and the obligation is probable and quantifiable.

Employee Incentive Plans

Under Dutch GAAP conditional employee incentive plans are expensed over the vesting period.	Under US GAAP conditional employee incentive plans are expensed over the vesting period from the date of grant.

Contingencies

In certain situations liabilities can be set up for expenditures that will be incurred in the future.	Criteria for setting up liabilities are more stringent and include amongst others that a liability be incurred at the date of the financial statements for such costs.

Derivatives Used for Hedging Purposes

Derivatives which are used to manage the overall structural interests rate exposure and which are not designated to specific assets, liabilities or firm commitments are accounted for on an accrual basis. Therefore, changes in the fair value of the positions are not recorded. The periodic cash flows are recorded in income as incurred.	As from 2001, under SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" all derivatives are recognised as either assets or liabilities and measured at fair value. If the derivative is a hedge, changes in fair value of a designated derivative that is highly effective as a fair value hedge along with the change in fair value of the corresponding asset, liability or firm commitment attributable to the hedged risk, are included directly in earnings. Changes in fair value of a designated derivative that is highly effective as a cash flow hedge are included in equity and reclassified into earnings in the same period during which the hedged forecasted cash flow affects earnings. Ineffectiveness if any is reflected directly in earnings.

For the year ended December 31, 2000, US GAAP required that derivatives which are not deemed to hedge specific assets, liabilities or firm commitments should be carried at fair value with changes in fair value included in income as they occur.

Mortgage Servicing Rights

All mortgage servicing rights are carried at the lower of initial carrying value, adjusted for amortisation, or fair value. Mortgage servicing rights are amortised in proportion to, and over the period of, net estimated servicing income.

The carrying amount or book basis of servicing rights includes the unamortised cost of servicing rights, deferred realised gains and losses on derivative hedges, valuation reserves and unamortised option premiums on outstanding hedges. The fair value of servicing rights is determined by estimating the present value of future net cash flows, taking into consideration market loan prepayment speeds, discount rates, servicing costs and other economic factors. The fair value of hedges is also included in evaluating possible impairment.	The core accounting policies for mortgage servicing rights are consistent with Dutch GAAP. However, with the adoption of SFAS 133, the carrying amount of servicing rights under US GAAP does not include deferred gains and losses on derivative hedges realised subsequent to January 1, 2001. Under US GAAP the components of the carrying amount of servicing rights include their unamortised cost, the SFAS 133 basis adjustment arising from fair value hedging of servicing rights and swap and option hedges at fair value. The basis for determining the fair value of mortgage servicing rights is consistent with Dutch GAAP.

Internal use software

Dutch GAAP adopted IAS 38 as of January 1, 2001. IAS 38 requires capitalisation of certain internal as well as external costs incurred in connection with developing or obtaining software for internal use.	US GAAP requires capitalisation of certain internal as well as external costs incurred in connection with developing or obtaining software for internal use. Qualifying software costs are capitalised and amortised over the estimated useful life of the software. ABN AMRO adopted this statement as of January 1, 1999.

Deferred tax

Deferred tax assets and liabilities are recorded on a discounted basis.	Under SFAS 109 both deferred tax assets and liabilities are established on a nominal basis for all temporary differences, using enacted tax rates. Deferred tax assets, of which realisation is dependent on taxable income of future years, are assessed as to likely realisation and a valuation allowance provided, if necessary.

Dividend Payable

Shareholders' equity is reported after profit appropriation. Dividends proposed by the Managing and Supervisory Boards are reported as a current liability.	Dividends are reported as a part of Shareholders' equity until paid or approved by the General Shareholders' Meeting.

Recent developments

The Financial Accounting Standards Board issued the following statements and interpretations:

•	SFAS 146: “Accounting for Costs Associated with Exit or Disposal Activities” was issued in June 2002 and addresses the accounting and reporting for costs associated with exit activities. Those costs include among others (1) benefits provided to current employees that are involuntary terminated under the terms of a one-time benefit arrangement, (2) costs to terminate a contract that is not a capital lease and (3) costs to consolidate facilities or relocate employees. This Statement became effective for exit and disposal activities initiated after December 31, 2002 and is not expected to have a material impact on ABN AMRO’s results of operations, financial position or liquidity.

•	SFAS 147: “Acquisition of Certain Financial Institutions” was issued in October 2002. The provisions of the Statement relate to the accounting for the impairment or disposal of certain long-term customer relationship intangible assets. The Statement became effective for ABN AMRO on October 1, 2002 and had no material impact on ABN AMRO’s results of operations, financial position or liquidity.

•	SFAS 148: “Accounting for Stock-Based Compensation Transition and Disclosure” was issued in December 2002 and amends the disclosure requirements of SFAS 123 and the disclosure about pro forma effects of using the fair value based method of accounting in case another accounting method is used. The Statement also provides two additional methods of transition upon adoption of SFAS 123. For ABN AMRO only the disclosure of pro forma effects became effective on December 31, 2002.

•	EITF 02-03: “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.” This issue clarifies the FASB staff view that profits should not be recognized at the inception of a derivative contract if the contract does not have observable pricing. In such instances, the transaction price is viewed by the FASB to be the best indicator of fair value. ABN AMRO does not expect the application of this guidance to have a material impact on the financial position or results of operations.

•	FASB Interpretation 45: “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” was issued in November 2002. This interpretation clarifies the recognition requirements of a liability for guarantors and expands the disclosure requirements for guarantee arrangements. It requires a guarantor to recognize, at inception of a guarantee, a liability for the fair value of an obligation undertaken in issuing a guarantee. Current treatment for guarantees requires recognition of a liability only when performance under the guarantee is probable. The recognition provisions are effective for guarantees that are entered into after December 31, 2002. Expanded disclosure requirements are effective as of December 31, 2002. The adoption is not expected to have a material impact on the Company’s consolidated financial statements.

•	FASB Interpretation 46: “Consolidation of Variable Interest Entities” was issued in January 2003. The objective of this FASB Interpretation is to determine when a business enterprise should include the assets, liabilities, non controlling interests and results of a Variable Interest Entity in its consolidated financial statements. APB 46 will be effective on June 30, 2003. While ABN AMRO is currently in the process of assessing the impact of this interpretation we do not expect the adoption to have a material impact on the consolidated financial statements.

Reconciliation

          The following table summarises the significant adjustments to ABN AMRO’s consolidated shareholders’ equity and net profit which would result from the application of U.S. GAAP.

	2002	2001	2002	2001	2000

	Shareholders’ Equity		Net Earnings

	(In Millions of EUR Except Share Data)
Shareholders’ equity and net profit under Dutch GAAP	10,781	11,787	2,207	3,230	2,498
Goodwill and Acquired Intangible Assets	6,399	8,801	(1,002)	(1,112)	(422)
Debt restructuring	(49)	(130)	(17)	-	-
Investment portfolio securities	2,949	1,445	1,187	129	(131)
Property	(147)	(152)	13	12	21
Pension costs	-	(551)	-	(307)	(196)
Post-retirement benefits	-	(91)	-	(19)	(17)
Post-employment benefits	(17)	(23)	6	6	9
Employee incentive plans	133	79	82	98	-
Contingencies	-	52	(54)	(826)	741
Derivatives	686	278	802	(51)	232
Mortgage servicing rights	(601)	(97)	(572)	(97)	-
Internal use software	91	213	(122)	(127)	183
Sale of participation	-	-	-	(57)	-
Taxes	(1,558)	(1,113)	(420)	467	(348)
Dividends	346	358	-	-	-

Shareholders’ equity and net profit under U.S. GAAP	19,013	20,856	2,110	1,346	2,570
Shareholders’ equity per share under U.S. GAAP	11.47	13.04
Basic earnings per share under U.S. GAAP			1.32	0.86	1.68
Diluted earnings per share under U.S. GAAP			1.32	0.85	1.67

Notes to the Adjustments to Consolidated Net Profit and Shareholders' Equity

(a)	Goodwill and Acquired Intangible Assets

          SFAS 142: “Goodwill and Intangible Assets” became effective for ABN AMRO January 1, 2002. For goodwill and intangible assets acquired subsequent to June 30, 2001 the Statement became immediately effective. Under this Statement, goodwill and intangible assets with indefinite useful lives are no longer amortised but rather tested for impairment at least annually. Other intangible assets will continue to be amortised. The gross amount of goodwill and other acquired intangibles before amortisation amounts to EUR 10,722 million. The transition adjustment for SFAS 142 equalled EUR 119 million. In addition expenses for impairment of participations under APB 18 equal EUR 311 million of which the largest is related to Capitalia. These amounts represent a refinement from the amounts previously reported by the Company as transition adjustment. For a further breakdown of the expense components see the following table.

	2002	2001	2000

Goodwill amortization	-	454	387
Other acquired intangible asset amortization	59	67	35
Incentive payment amortization	89	140	-
SFAS 142 transition impairment expense	119	-	-
SFAS 142 impairment expense	424	-	-
APB 18 and other expense	311	451	-

Total goodwill and other acquired intangible asset related expense	1,002	1,112	422

          The net income adjusted to exclude the transition effect of SFAS 142 and goodwill amortization is as follows:

	2002	2001	2000

Net income before cumulative effect of accounting changes	2,229	1,346	2,570
Cumulative effect of accounting changes, net of tax	(119)	0	0

Net income after cumulative effect of accounting changes	2,110	1,346	2,570
Cumulative impairment expense under SFAS 142, net of tax	528	0	0
Goodwill amortization, net of tax	0	425	308

Adjusted net income	2,638	1,771	2,878

          Effect on U.S. GAAP earnings per share of adopting the new accounting standard for goodwill:

	2002	2001	2000

Earnings per share
Basic - as reported	1.32	0.86	1.68
Effect of change in accounting principle	1.34	0.28	0.21
Basic - pro forma	1.66	1.14	1.89

Diluted - as reported	1.32	0.85	1.67
Effect of change in accounting principle	0.32	0.29	0.21
Diluted - pro forma	1.66	1.14	1.88

          The major movements in the goodwill against shareholders’ equity in addition to the expense was the EUR 1,481 million in currency translation depreciation offset by the goodwill from various acquisitions.

          The following acquisitions were made in 2002, 2001 and 2000 and were accounted for using the purchase method.

Acquired Companies	% Acquired	Consideration	Total Assets(1)	Acquisition Date

	(In Millions of EUR Except Percentages)
2002(2):
Artemis Investment Management Limited	58	44	-	September 6, 2002
Delbrück & Co	100	58	625	September 30, 2002
Banca Antoniana Popolare Veneta(5)	5	67	-	Various dates in 2002
2001:
Michigan National Corporation	100	3,145	13,585	April 2, 2001
Alleghany Asset Management	100	887	119	February 1, 2001
ING Barings	100	310	16,074	May 1, 2001
Banque Générale du Commerce	49	59	-	December 20, 2001
Banco do Estado de Paraiba S.A.	99.7	35	275	November 9, 2001
Marignan Investissements S.A.	100	75	309	July 4, 2001
Mellon Business Credit	100	30	855	June 22, 2001
2000:
Bouwfonds	100	1,211	16,284	February 21, 2000
Dial Group	100	451	1,548	June 21, 2000
Kwang Hua	88	147	48	June 7, 2000
Forvaltning ASA	100	104	26	Augustus 31, 2000
Banco ABN AMRO Real(4)	95	212	-	Various dates in 2000
Fidelity Leasing(3)	100	68	615	July 1, 2000
Atlantic Mortgage Investment Corp	100	69	516	January 14, 2000
BlueStone Capital Partners	25	65	-	March 27, 2000
Banca Antoniana Popolare Veneta(5)	4	66	-	Various dates in 2000
Capitalia (formerly known as Banca di Roma)(6)	10	45	-	September 5, 2000
Olympian New York Corporation(3)	100	22	160	April 7, 2000
American National Land Trust	100	19	2	March 31, 2000

(1)	Effect of total assets acquired on the Consolidated Balance Sheet.

(2)	Goodwill paid on these acquisitions has been charged directly to shareholders’ equity for Dutch GAAP purposes.

(3)	These companies were acquired by European American Bank and consequently were disposed of as part of the sale of European American Bank.

(4)	As a consequence of the merger between ABN AMRO Brazil and Banco Real, the interest increased from 70% to 88%. In addition, the Bank acquired a 7% interest in 2000 totalling 95% at December 31, 2000. In 2001 the interest increased to 97%.

(5)	The Bank acquired a 1.6% interest in 2002 in addition to a cumulative 3.5% interest acquired in 2000.

(6)	The Bank acquired a 0.6% interest in 2000 (in addition to the 9.7% interest acquired in 1999). In 2002, through dilution this interest decreased to 6.6%.

(b)	Investment Portfolio, Securities

          In equity the reconciliation item consists of two elements (1) the difference between the amortised cost and the fair market value of interest-earning available for sale (AFS) securities and designated derivatives included in the investment portfoilio at the end of the period of EUR 2,051 million (2001: EUR 630 million) and (2) the unamortized part of realized gains and losses in connection with replacement operations which are deferred under Dutch GAAP of EUR 898 million (2001: EUR 815 million).

          In the income statement, the differences in the applicable year consist of (1) realized gains and losses from sales of interest-earning AFS securities and designated derivatives minus the amortisation under Dutch GAAP, (2) unrealized changes in the fair value of available for sale securities attributable to changes in foreign-currency rates of available for sale portfolios denominated in a currency other than the functional currency, which are reported in equity under U.S. GAAP and in the income statement under Dutch GAAP, (3) the charge or release as value adjustments to financial fixed assets of shares if the revaluation reserve under Dutch GAAP is insufficient to absorb a temporary decline in value.

          Realised gains and losses from sales of securities in the investment portfolio, are computed using the specific identification method. Gross realised gains on sales of interest-earning securities in the investment portfolio, in 2002 were calculated at EUR 1,542 million and gross realised losses from such sales in 2002 were calculated at EUR 1,170 million. Gross realised gains on sales of interest-earning securities in the investment portfolio, in 2001 were calculated at EUR 947 million and gross realised losses from such sales in 2001 were calculated at EUR 642 million. Gross realised gains on sales of interest-earning securities in the investment portfolio, in 2000 were calculated at EUR 651 million and gross realised losses from such sales in 2000 were calculated at EUR 499 million.

(c)	Pension Costs

          From 2002 on ABN AMRO adopted FAS 87 and FAS106 for Dutch GAAP, so there is no reconciliation item for pension costs anymore. While the amounts for 2002 can also be found in Note 13 (Provisions) and Note 31 (Staff costs) in the Notes to the Consolidated Financial Statements we also present them here for comparative purposes.

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

          The retirement plan in the United States is a non-contributory defined benefit plan covering substantially all employees. Benefits for retired employees or their beneficiaries of the plans are based primarily on years of service and on the employee’s highest average base compensation for the five consecutive years of employment in the 10 years preceding retirement/termination.

          Assumptions used in the pension computation as at December 31 were:

	2002	2001	2000

	(In Percentages)
Average discount rate	5.4	6.0	5.6

Average compensation increase	3.4	3.9	3.6

Average expected rate of return on assets	7.3	7.3	7.5

          In accordance with SFAS 87, the excess of plan assets over projected benefit obligation, as of January 1, 1994, the transition date, is recognised as a part of periodic pension costs on a prospective basis. In 2001 in accordance with SFAS 88 a EUR 99 million curtailment charge is expensed related to the restructuring in The Netherlands. The following table presents the components of the net periodic pension costs:

	2002	2001	2000

	(In Millions of EUR)
Net periodic pension costs
Service cost	272	357	338
Interest cost	495	427	395
Expected return on plan assets	(506)	(498)	(489)
Net amortisation of prior service costs	56	66	66
Curtailment	0	99	0
Net amortisation and deferral	2	2	1

Net defined benefit plan pension costs under U.S. GAAP	319	453	311
Net defined contribution pension costs under U.S. GAAP	65	31	37

Net periodic pension costs under U.S. GAAP	384	484	348
Net periodic pension costs under Dutch GAAP	384	177	152

Additional pension costs	0	307	196

          The following table presents the change in benefit obligations of the plans under SFAS 87.

	2002	2001

	(In Millions of EUR)

Projected benefit obligation at beginning of the year	7,935	7,842
Service costs	272	357
Interest cost	495	427
Plan participants	7	6
Actuarial (gain)/loss	336	(456)
Benefits paid	(274)	(282)
Plan amendments	12	0
Settlements/curtailments	0	(132)
Acquisitions and others	358	131
Currency translation effect	(300)	42

Projected benefit obligation at end of the year	8,841	7,935

          The following table presents the change in plan assets of the plans under SFAS 87.

	2002	2001

	(In Millions of EUR)
Fair value of plan assets at beginning of the year	6,642	6,976
Actual return of plan assets	(702)	(377)
Plan participants	7	6
Employer's contribution	1,061	126
Benefits paid	(274)	(266)
Settlements/curtailments	0	(19)
Acquisitions and others	311	157
Currency translation effect	(269)	39

Fair value of plan assets at end of the year	6,776	6,642

          The following table presents the funded status of the plans under SFAS 87.

	2002	2001

	(In Millions of EUR)
Funded status	(2,065)	(1,293)
Unrecognised net actuarial (gain)/loss	1,734	119
Unrecognised prior service cost	457	499
Unrecognised transition obligation	(2)	0
Prepaid (Accrued) benefit cost	124	(675)

          The unrecognised prior service cost refers to the additional projected benefit obligation resulting from the revised pension plan for employees in The Netherlands, effective January 1, 2000. For the pension plans in the Netherlands, accumulated pension obligations (excluding future salary increases) exceeded the value of pension plan assets by EUR 974 million as at 31 December 2002. Taking into account a receivable from the Pension Fund, an additional obligation of EUR 1,004 million has been provided for, of which EUR 572 million (net EUR 374 million) has been charged to shareholders’equity and EUR 432 million is recognised as an intangible asset under Other assets. The amount will be amortised on a straight-line basis over the average term of service for employees. For plans in The Netherlands, the accumulated benefit obligation exceeded plan assets by EUR 256 million at December 31, 2001. At year-end 2000 plan assets were in excess of the accumulated benefit obligation by EUR 1 million

(d)	Post-Retirement Benefits

          ABN AMRO provides certain health care benefits for eligible retirees. SFAS 106 was adopted as at January 1, 1994. In accordance with SFAS 106, the transition liability for accumulated post-retirement benefits as at January 1, 1994, the transition date, is recognised as a part of periodic post-retirement benefit costs on a prospective basis and amortised over a 20-year period. While the amounts for 2002 can also be found in Note 13 (Provisions) and Note 31 (Staff costs) in the Notes to the Consolidated Financial Statements we also present them here for comparative purposes. Assumptions used in the computation of the post-retirement obligations as at December 31 were:

	2002	2001	2000

	(In Percentages)
Average discount rate
The Netherlands	5.3	5.8	5.3
Foreign countries	5.7	7.0	7.0
Average health care cost trend rate
The Netherlands	5.0	5.0	4.0
Foreign countries	5.8	6.0	9.0

          The following table presents the components of net periodic post-retirement benefit cost.

	2002	2001	2000

	(In Millions of EUR)
Net periodic post-retirement benefit cost
Service cost	20	13	13
Interest cost	36	20	18
Net amortisation and deferral	15	6	8

Net periodic cost under U.S. GAAP	71	39	39
Net periodic cost under Dutch GAAP	71	20	22

Additional net periodic post-retirement benefit cost	0	19	17

          The following table presents the change in post-retirement benefit obligations of the plans under SFAS 106.

	2002	2001

	(In Millions of EUR)

Projected benefit obligation at beginning of the year	513	354
Service costs	20	13
Interest cost	36	20
Actuarial loss	(17)	107
Benefits paid	(20)	(15)
Settlements/curtailments	(15)	(29)
Acquisitions and others	59	61
Currency translation effect	(40)	2

Projected benefit obligation at end of the year	536	513

          The following table presents the change in plan assets of the plans under SFAS 106.

	2002	2001

	(In Millions of EUR)
Fair value of plan assets at beginning of the year	19	13
Actual return of plan assets	(5)	(2)
Employer's contribution	4	9
Benefits paid	(3)	(2)
Acquisitions and others	11	0
Currency translation effect	(1)	1

Fair value of plan assets at end of the year	25	19

          The following table presents the funded status of the plans under SFAS 106.

	2002	2001

	(In Millions of EUR)
Funded status	(511)	(494)
Unrecognised net actuarial loss	158	176
Unrecognised prior service cost	10	5
Unrecognised transition obligation	34	38

Accrued benefit cost	(309)	(275)

          Assumptions relating to movements in health care significantly affect the amounts disclosed for contributions to post-retirement health care. An increase of 1% in the assumed movement in the costs of health care would result in the accumulated obligation for other post-retirement benefits increasing by approximately EUR 99 million as at 31 December 2002, and the net period costs of other post-retirement benefits for 2002 going up by EUR 10 million. Conversely, a decrease of 1% in the assumed movement of the costs of health care would result in the two latter amounts declining by approximately EUR 82 million and EUR 9 million, respectively.

(e)	Contingencies

          As from 2002 no more differences remain between Dutch GAAP and U.S. GAAP with respect to provisions for contingencies. Accordingly, the following amounts have been affected into the net earnings under U.S. GAAP reconciliation.

	2002	2001	2000

	(In Millions of EUR)
Restructuring provision	-	(793)	793
Adaptation of computer systems for introduction Euro and year 2000	-		(45)
Litigation and removals	(54)	(33)	(7)

Total	(54)	(826)	741

(f)	Derivatives

          ABN AMRO engages in derivatives activities both for trading purposes and for non-trading purposes. The adoption of SFAS 133 does not impact those derivatives used for trading purposes, as these derivatives are already reported at fair value with changes in fair value recognised in earnings. The adoption of SFAS 133 requires that derivatives used for non-trading purposes are accounted for at fair value. SFAS 133 also requires that certain embedded derivatives be separated and reported on the balance sheet at fair value and be subject to the same rules as other derivatives in determining the accounting in earnings.

          Outside of the United States, ABN AMRO has entered into certain derivatives for non-trading purposes for which ABN AMRO has chosen not to adopt hedge accounting under SFAS 133. Although these derivatives qualified for hedge accounting prior to the adoption of SFAS 133 and are considered effective as economic hedges, they have been accounted at fair value and the changes in fair value are recognised in earnings. The earnings impact related to these derivatives upon the initial adoption of SFAS 133 on January 1, 2001 is included in the transition adjustment.

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

          The 2001 transition impact of SFAS 133 is a credit of EUR 118 million on shareholders’ equity and a loss of EUR 31 million on net earnings.

          Additionally, the amount ABN AMRO recognised directly in earnings losses for cash flow hedges that have been discontinued because the forecasted transaction did not or will not occur in 2002 was immaterial (2001: EUR 1 million). Lastly, ABN AMRO expects to reclassify EUR 34 million of net losses (2001: EUR 36 million of net gains) from equity to earnings during the next twelve months.

(g)	Mortgage Servicing Rights

          In North America, ABN AMRO sells primarily single family mortgage loans through either agency (conforming mortgages) securitizations or private placement (jumbo mortgages). We securitized and sold loans of conforming agency and jumbo mortgage loans aggregating EUR 120.1 billion and EUR 87.0 billion in 2002 and 2001, respectively. Our continuing involvement is limited to servicing the transferred assets. Proceeds from these sales totaled approximately EUR 120.9 billion and EUR 87.5 billion in 2002 and 2001, respectively. Loans serviced for others amounted to approximately EUR 156.6 billion and EUR 144.5 billion at December 31, 2002 and 2001, respectively.

          The impairment reserve required under U.S. GAAP is higher than under Dutch GAAP due to the different basis for determining the carrying amount of servicing rights under SFAS 133. Also included is a difference arising from the amortisation of servicing rights. Under U.S. GAAP the amortisation to earnings includes amortisation of the SFAS 133 basis adjustment in addition to amortisation of the initial costs of servicing rights. Under Dutch GAAP, the amortisation to earnings includes amortisation of deferred derivative gains and losses realised subsequent to January 1, 2001, which are not included in the amortisation to earnings for U.S. GAAP. The reconciling equity difference of EUR 601 million (2001: EUR 97 million) from Dutch GAAP to U.S. GAAP relates mainly to a cumulative difference in the charge to the impairment reserve for servicing rights required under Dutch GAAP as compared to U.S. GAAP. The SFAS 133 basis adjustment offset by the deferred derivative gains and losses realised are included in the reconciling item for derivatives.

          Income from mortgage banking activities is included in the Other Revenue line on the Consolidated Income Statement including significant U.S. GAAP adjustments. U.S. GAAP based income from mortgage banking activities consisted of the following:

Year ended December 31,	2002	2001

	(In Millions of EUR)

Loan Servicing Income and Related Fees	489	425
Net Gain from Sale of Loans	821	619
Net Gain on Sale of Servicing	45	26
Amortization of MSR (Net of Derivative Income)	(524)	(460)
Valuation Provision	(454)	(408)

Income from Mortgage Banking Activities under U.S. GAAP	377	202

          Changes in the U.S. GAAP balance of mortgage servicing rights (MSR), net of valuation allowance, were as follows:

Year ended December 31,	2002	2001

	(In Millions of EUR)

Balance, Beginning of Period under U.S. GAAP	2,120	1,963
Additions	1,899	1,686
Sales	(381)	(231)
Amortization	(855)	(669)
Statement 133 Hedge Basis Adjustments	(1,052)	(327)
Net Change in Valuation Allowance	(404)	(408)
Currency translation adjustment	(263)	106

Balance, End of Period under U.S. GAAP (1)	1,064	2,120

          At December 31, 2002 and 2001, aggregate MSR fair value was EUR 1.1 billion and EUR 2.4 billion, respectively.

          Excluded from the preceding U.S. GAAP based results are EUR 653 million of net servicing hedge gains in 2002 resulting from derivatives utilized to protect the estimated fair value of mortgage servicing rights. These net gains offset impairment losses on the mortgage servicing rights of EUR 454 million. Similarly, during 2001, EUR 93 million of servicing hedge gains were generated by risk management activities, mitigating impairment losses on the mortgage servicing rights of EUR 408 million.

          These U.S. GAAP based results reflect the application of Statement 133 under generally accepted accounting principles of the United States (US GAAP). Risk management strategies are designed primarily to manage the economic risks in a manner that also minimizes the income statement volatility reported under generally accepted accounting principles of the Netherlands (Dutch GAAP). The strategies and hedging instruments currently used to manage the economic risks of mortgage servicing rights generally result in higher income statement volatility reported under US GAAP than would be reported under Dutch GAAP.

          The following table reflects the activity in the U.S. GAAP based valuation allowance:

Year ended December 31,	2002	2001

	(In Millions of EUR)

Balance, Beginning of Period under U.S. GAAP	484	68
Net Change	404	408
Currency translation adjustment	(115)	8

Balance, End of Period under U.S. GAAP	773	484

          At December 31, 2002, key economic assumptions and the reduction in the amount of retained interests caused by immediate adverse changes in those assumptions on fair values are as follows (in millions of Euros):

Carrying Amount of Retained Interests under U.S. GAAP	1,064
Weighted Average Life	2.17
Prepayment Speed (Annual Rate)	35.74%
Impact of 10% Change	(143)
Impact of 25% Change	(370)
Discount Rate	9% - 15%
Impact of 10% Change	(19)
Impact of 25% Change	(51)

          These sensitivities are hypothetical and are presented for illustrative purposes only. Changes in carrying amount based on a change in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in carrying amount may not be linear. The changes in assumptions presented in the above table were calculated without changing any other assumption; in reality, changes in one assumption may result in changes in another, which may magnify or counteract the sensitivities. For example, changes in market interest rates may simultaneously impact prepayment speed and the discount rate.

(h)	Sale of Participation

          In 2001 the reconciling loss of EUR 57 million is due to the book value of participations on sale, including components of other comprehensive income, being determined on a different basis under Dutch GAAP as compared with U.S. GAAP.

(i)	Deferred Tax

          In accordance with SFAS 109, the components of the net U.S. GAAP deferred tax liability are as follows:

	2002	2001

	(In Millions of EUR)
Deferred tax liabilities
Investment Securities	950	371
Property	346	302
Post-employment benefits	0	92
Derivatives	236	216
Leasing and other financing constructions	402	470
Servicing rights	308	463
Other	954	930

Total deferred tax liabilities	3,196	2,844
Deferred tax assets
General allowance for loan losses(1)	682	744
Tax losses foreign entities	622	731
Goodwill	387	544
Restructuring charge	15	42
Tax credits	795	682
Post-employment benefits	171	0
Specific allowances for loan losses	545	215
Other	101	46

Total deferred tax assets before valuation allowance	3,318	3,004
Less: valuation allowance	195	334

Deferred tax assets less valuation allowance	3,123	2,670

Total net deferred tax liability under U.S. GAAP(2)	73	174

(1)	This amount represents the tax effect of the gross up of the Fund for general banking risks which is considered to be a general allowance for loan losses for U.S. GAAP purposes.

(2)	Of which EUR 1,558 million net liability (2001: EUR 369 million net liability) is a consequence of differences between Dutch GAAP and U.S. GAAP.

          ABN AMRO considers a significant portion of its approximately EUR 4.2 billion in distributable invested capital to be permanently invested. If such capital were distributed no foreign taxes would be required to be paid on such earnings. The estimated impact of foreign withholding tax is EUR 140 million.

(j)	Impairment of loans

          SFAS 114 requires loans to be measured for impairment when it is probable that principal and/or interest will not be collected in accordance with the contractual terms of the loan agreement. Total impaired loans of ABN AMRO are those reported as doubtful loans and amounted to EUR 9,432 million at December 31, 2002 (2001: EUR 8,601 million). Total impaired loans averaged EUR 8,232 million and EUR 9,017 million during 2001 and 2002, respectively. Of the total doubtful loans of EUR 9,432 million at December 31, 2002, EUR 7,429 million (2001: EUR 6,322 million) have aggregate specific allowances for loan losses of EUR 4,129 million (2001: EUR 4,500 million) and EUR 2,003 million (2001: EUR 2,279 million) have no specific allowances for loan losses. Doubtful loans included accruing loans (loans on which ABN AMRO continues to charge interest which is included in interest revenue) of EUR 3,300 million at December 31, 2002 (2001: EUR 2,742 million). Having compared the value of the impaired loans calculated in accordance with SFAS 114 with the carrying value under Dutch GAAP, no adjustments were required. Net interest revenue recognised in 2002 on impaired loans amounted to EUR 274 million (2001: EUR 244 million), and interest revenue not recognised in 2002 on impaired loans amounted to EUR 331 million (2001: EUR 311 million).

(k)	Accounting for Stock-Based Compensation

          At December 31, 2002, ABN AMRO has a number of stock-based employee compensation plans, which are described more fully in Note 16. ABN AMRO accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The market value of options was estimated at the grant date using a Black-Scholes option pricing model. Option valuation models require use of highly subjective assumptions. Also, employee stock options have characteristics that are significantly different from those of traded options, including vesting provisions and trading limitations that impact their liquidity. Because employee stock options have differing characteristics and changes in the subjective input assumptions can materially affect the fair value estimate, the Black-Scholes valuation model does not necessarily provide a reliable measure of the fair value of employee stock options. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation as required by SFAS 148.

	2002	2001	2000

	(In Millions of EUR, Except Per Share Data)
Net profit under U.S. GAAP	2,110	1,346	2,570
Preferred dividend	46	46	79

Profit attributable to ordinary shares	2,064	1,300	2,491
Stock-based employee compensation	40	66	68

Pro forma net profit	2,024	1,234	2,423
Earnings per share:
Basic – as reported	1.32	0.86	1.68
Basic – pro forma	1.30	0.81	1.63
Diluted – as reported	1.32	0.85	1.67
Diluted – pro forma	1.29	0.81	1.62

          The following table show the weighted-average assumptions used in valuing the options:

	2002	2001	2000

Risk-free interest rates	5.3%	5.1%	5.6%
Dividend yields	4.6%	4.1%	3.5%
Stock volatility factor	26.9%	25.8%	25.3%
Expected life of options (in years)	9	7	6

(l)	Accounting for Collateral and Securitisations and Transfers

          SFAS 140: “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. ABN AMRO considers the impact of accounting for securitisations and transfers under SFAS 140 to be insignificant to its financial position and net income. The book value of inventory under repurchase agreements where the counterparty has the ability to sell or repledge collateral amounts to EUR 13 billion. The fair value of collateral accepted that can be sold or repledged in connection with securities borrowing and reverse repurchase agreements amount to EUR 109 billion of which EUR 58 billion has been sold or repledged as of the balance sheet date.

(m)	Consolidated Balance Sheet and Income Statement Adjusted for U.S. GAAP

Consolidated Balance Sheet before Profit Appropriation including Significant U.S. GAAP Adjustments

The following Consolidated Balance Sheet illustrates the effect of the reconciling items under U.S. GAAP based on the Dutch GAAP balance sheet.

	2002	2001

	(In Millions of EUR)
Assets
Cash	9,455	17,932
Short-dated government paper	3,901	12,296
Banks	41,924	49,619
Professional securities transactions	56,309	71,055
Loans	258,723	278,775
Less: Allowance for credit losses	(6,060)	(6,625)

Net Loans	252,663	272,150
Interest-bearing securities	143,496	123,865
Shares	15,736	16,794
Participating interests	2,166	2,420
Property and equipment	6,926	7,392
Goodwill and other acquired intangible assets	6,399	8,801
Other assets	15,194	21,344
Prepayments and accrued interest	8,309	11,188

	562,478	614,856

Liabilities
Banks	95,884	107,843
Professional securities transactions	50,178	54,578
Total customer accounts	239,283	257,786
Debt securities	71,209	72,495
Other liabilities	45,503	55,825
Accruals and deferred income	9,222	11,534
Provisions	14,098	13,100

	525,377	573,161
Subordinated debt	14,278	16,283
Minority interests	1,427	1,722
Guaranteed preferred beneficial interest in subsidiaries(1)	2,383	2,834
Shareholders’ equity	19,013	20,856

Total liabilities and shareholders equity	562,478	614,856

(1)	Guaranteed preferred beneficial interest in subsidiaries represents the 7.5% Noncumulative Guaranteed Trust Preferred Securities and the 7.125% Noncumulative Guaranteed Trust Preferred Securities (the “Trust Preferred Securities”) issued respectively by ABN AMRO Capital Funding Trust I and ABN AMRO Capital Funding Trust II (the “Trusts”), indirect wholly-owned subsidiaries of ABN AMRO Holding. The sole assets of the Trusts are Noncumulative Guaranteed Class B Preferred Securities (the “Class B Preferred Securities”) of ABN AMRO Capital Funding LLC I and ABN AMRO Capital Funding LLC II, indirect wholly-owned subsidiaries of ABN AMRO Holding, and the maturities and interest on the Class B Preferred Securities match those of the Trust Preferred Securities. The Trust Preferred Securities and the Class B Preferred Securities pay interest quarterly in arrears and are redeemable only upon the occurrence of certain events specified in the documents governing the terms of those securities. Subject to limited exceptions, the earliest date that the Class B Preferred Securities can be redeemed is September 30, 2003 with respect to ABN AMRO Capital Funding Trust I and April 1, 2004 with respect ABN AMRO Capital Funding Trust II. The Trust Preferred Securities and the Class B Preferred Securities are each subject to a full and unconditional guarantee of ABN AMRO Holding. In terms of dividend and liquidation rights, the Trust Preferred Securities are comparable to ABN AMRO Holding preference shares.

Consolidated Income Statement including Significant U.S. GAAP Adjustments.

The following Consolidated Income Statement illustrates the effect of the reconciling items under U.S. GAAP based on the Dutch GAAP income statement.

	2002	2001	2000

	(In Millions of EUR)
Revenue
Interest revenue	27,099	34,837	36,985
Interest expense	17,525	24,923	27,832

Net interest revenue	9,574	9,914	9,153
Provision for loan losses	1,695	1,426	585
Net interest revenue after provision for loan losses	7,879	8,488	8,568
Revenue from securities and participating interests	369	1,360	451
Commission revenue	5,421	5,793	6,529
Commission expense	782	579	649

Net commissions	4,639	5,214	5,880
Results from financial transactions	3,383	1,501	1,812
Net gains from available for sales securities	288	281	152
Other revenue	1,378	1,426	1,165

Total non interest revenue	10,057	9,782	9,460

Total revenue	17,936	18,270	18,028

Expenses
Staff costs	7,162	7,875	7,664
Other administrative expenses	5,068	6,261	4,777

Administrative expenses	12,230	14,136	12,441
Depreciation	993	945	920
Goodwill and other acquired intangible related amortization and expense	1,002	1,112	422

Operating expenses	14,225	16,193	13,783
Operating profit before taxes	3,711	2,077	4,245
Taxes	1,393	479	1,371

Group profit after taxes	2,318	1,598	2,874
Minority interests	208	252	304

Net profit	2,110	1,346	2,570

(n)	Comprehensive Income

          Effective January 1, 1998, ABN AMRO adopted Statement 130 “Reporting Comprehensive Income”, which establishes rules for the reporting and display of comprehensive income and its components. Its components and accumulated other comprehensive income amounts for the three-year period ended December 31, 2002 are summarised as follows:

	Currency Translation Adjustment	Unrealised Gains in Investment Portfolios	Cash Flow Hedges	Pensions	Accumulated Other Comprehensive Income	Comprehensive Income

	(In Millions of EUR)

Balance December 31, 1999	(39)	(455)			(494)
Net Income						2,570
Currency translation adjustment (net of EUR 31 million tax credit)	219				219
Unrealised gains arising during the year (net of EUR 331 million tax expense)		646			646
Less: reclassification adjustment for gains realised in net income (net of EUR 53 million tax expense)		(99)			(99)
Other comprehensive income						766
Comprehensive income						3,336
Balance December 31, 2000	180	92			272
Net Income						1,346
Currency translation adjustment (net of EUR 66 million tax credit)	(166)				(166)
Unrealised gains arising during the year (net of EUR 10 million tax credit)		(66)	71		5
Less: reclassification adjustment for gains realised in net income (net of EUR 100 million tax expense)	(69)	146	40		117
Cumulative effect of change in accounting principle (net of EUR 80 million tax credit)		269	(120)		149
Other comprehensive income						105
Comprehensive income						1,451
Balance December 31, 2001	(55)	441	(9)		377
Net Income						2,110
Currency translation adjustment (net of EUR 1,565 million tax credit)	(2,887)	17	19		(2,851)
Unrealised gains arising during the year (net of EUR 231 million tax credit)		(208)	(298)		(506)
Less: reclassification adjustment for gains realised in net income (net of EUR 247 million tax expense)		227	115		342
Charge to equity for additional pension liability (net of EUR 198 million tax credit)				(374)	(374)
Other comprehensive income						(3,389)
Comprehensive income						(1,279)
Balance December 31, 2002	(2,942)	477	(173)	(374)	(3,012)

(o)	Earnings per Share under U.S. GAAP

          Basic EPS is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding. Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares that were outstanding during the period.

          The computation of basic and diluted EPS for the years ended December 31, 2002, 2001 and 2000 are presented in the following table:

	2002	2001	2000

	(In Millions of EUR, Except Per Share Data)

Net profit	2,110	1,346	2,570
Dividends on Preference Shares	46	46	79

Net profit applicable to Ordinary Shares	2,064	1,300	2,491
Dividends on Convertible Preference Shares	1	1	1

Net profit adjusted for diluted computation	2,065	1,301	2,492
Weighted-Average Ordinary Shares Outstanding	1,559.3	1,515.2	1,482.6
Dilutive Effect of Staff Options	0.0	1.8	6.6
Convertible Preference Shares	2.1	2.7	3.2
Performance share plan	3.9	2.9

Adjusted Diluted Computation	1,565.2	1,522.7	1,492.4
Basic Earnings Per Share	1.32	0.86	1.68
Diluted Earnings Per Share	1.32	0.85	1.67

46 Company balance sheet at December 31, 2002 after profit appropriation (in millions of euros)

	2002	2001

Assets
Banks [a]	458	543
Interest-earning securities [b]	15	10
Participating interests in group companies [c]	10,026	11,153
Other assets [d]	639	664
Prepayments and accrued income [e]	1	82

	11,139	12,452
Liabilities
Deposits and other client accounts	15	10
Other liabilities [d]	343	363
Accruals and deferred income [e]	0	0

	358	373
Subordinated debt	0	292
Share capital	1,704	1,677
Share premium account	2,543	2,504
Revaluation reserves	124	355
Reserves prescribed by law and articles of association	297	258
Other reserve	6,113	6,993

Shareholders’ equity	10,781	11,787
Own capital	10,781	12,079

	11,139	12,452

Company income statement for 2002 (in millions of euros)

	2002	2001	2000

Profits of participating interests after taxes	2,199	3,218	2,494
Other profit after taxes	8	12	4

Net profit	2,207	3,230	2,498

Drawn up in accordance with section 2:402 of the Netherlands Civil Code.

Letters stated against items refer to the notes.

Notes to the company balance sheet and income statement

(all amounts are in millions of euros)

a Banks

This item includes call loans to and other interbank relations with group companies.

b Interest-earning securities

The amount included in this item represents securitised receivables, such as commercial paper.

c Participating interests in group companies

Dividends payable by ABN AMRO Bank N.V to ABN AMRO Holding N.V. amounted to EUR 639 million (2001: EUR 664 million). Dividends received by ABN AMRO Bank N.V. from subsidiaries amounted to EUR 294 million (2001: EUR 552 million).

	2002	2001	2000
Development:
Opening balance	11,153	11,874	11,481
Movements (net)	(1,127)	(721)	393
Closing balance	10,026	11,153	11,874

d Other assets and other liabilities

These items include those amounts which are not of an accrued or deferred nature or which cannot be classified with any other balance sheet item. This concerns, for example, taxes receivable or payable and dividends.

e Prepayments and accrued income and accruals and deferred income

These items include revenue and expenses recognised in the period under review but whose actual receipt or payment falls in a different period, and the total net difference between contract rates and spot rates on foreign exchange hedging operations.

f Share capital and reserves

For details refer to note 16.

g Guarantees

ABN AMRO Holding N.V. guarantees all liabilities of ABN AMRO Bank N.V.

Amsterdam, 14 March 2003

Supervisory Board	Managing Board
A.A. Loudon	R.W.J. Groenink
W. Overmars	W.G. Jiskoot
C.H. van der Hoeven	T. de Swaan
W. Dik	J. Ch. L. Kuiper
M.C. van Veen	C.H.A. Collee
A. Burgmans	H.Y. Scott Barrett
D.R.J. Baron de Rothschild
Mw. L.S. Groenman
Mw. T.A. Maas-de Brouwer
P.J. Kalff
A.C. Martinez

47 Major subsidiaries and participating interests

(Unless otherwise stated, the bank's interest is 100% or almost 100%, on 14 March 2003)

ABN AMRO Bank N.V., Amsterdam

Netherlands

AAGUS Financial Services Group N.V., Amersfoort (67%)
AA Interfinance B.V., Amsterdam
ABN AMRO Bouwfonds N.V., Hoevelaken (voting right 50%)
ABN AMRO Participaties B.V., Amsterdam
ABN AMRO Projectontwikkeling B.V., Amsterdam
ABN AMRO Trustcompany (Nederland) B.V., Amsterdam
ABN AMRO Verzekeringen Holding B.V., Zwolle
Amstel Lease Maatschappij N.V., Utrecht
Consultas N.V., Zwolle
Dishcovery Horeca Expl. Mij B.V., Amsterdam
Hollandsche Bank-Unie N.V., Rotterdam
IFN Group B.V., Rotterdam
LeasePlan Corporation N.V., Almere
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
ABN AMRO Bank (Luxembourg) S.A., Luxembourg
ABN AMRO Bank (Polska) S.A., Warsaw
ABN AMRO Bank (Romania) S.A., Bucharest
ABN AMRO Bank (Schweiz) A.G., Zurich
ABN AMRO Capital Ltd., London
ABN AMRO Corporate Finance Ltd., London
ABN AMRO Equities (UK) Ltd., London
ABN AMRO France S.A., Paris
ABN AMRO Fixed Income (France) S.A., Paris
ABN AMRO Securities (France) S.A., Paris
Banque de Neuflize, Schlumberger, Mallet, Demachy S.A., Paris
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
ABN AMRO Stockbrokers (Ireland) Ltd., Dublin
ABN AMRO Trust Company (Jersey) Ltd., St. Helier
ABN AMRO Trust Company (Luxembourg) S.A., Luxembourg
ABN AMRO Trust Company (Suisse) S.A., Geneva
Alfred Berg Holding A/B, Stockholm
Antonveneta ABN AMRO Societa di Gestione del Risparmio SpA, Milan (45%)
Banque Finaref ABN AMRO, Paris (49%)
Capitalia SpA, Roma (7%)

CM Capital Markets Brokerage S.A., Madrid (45%)
Delbrück & Co., A.G. & Co. KG, Cologne
Hoare Govett Ltd., London
Kereskedelmi és Hitelbank Rt., Budapest (40%)

Middle East

Saudi Hollandi Bank, Riyadh (40%)

Rest of Asia

ABN AMRO Asia Ltd., Hong Kong
ABN AMRO Asia Corporate Finance Ltd., Hong Kong
ABN AMRO Asia Futures Ltd., Hong Kong
ABN AMRO Asia Securities Plc., Bangkok (40%)
ABN AMRO Asset Management (Asia) Ltd., Hong Kong
ABN AMRO Asset Management (Japan) Ltd., Tokyo
ABN AMRO Asset Management (Singapore) Ltd., Singapore
ABN AMRO Asset Management (Taiwan) Ltd., Taïpeh
ABN AMRO Bank Berhad, Kuala Lumpur
ABN AMRO Bank (Kazakstan) Ltd., Almaty (51%)
ABN AMRO Bank N.B., Uzbekistan A.O., Tashkent (50%)
ABN AMRO Bank (Philippines) Inc., Manilla
ABN AMRO Management Services (Hong Kong) Ltd., Hong Kong
ABN AMRO Securities (India) Private Ltd., Bombay (75%)
ABN AMRO Securities (Far East) Ltd., Hong Kong
ABN AMRO Securities (Japan) Ltd., Tokyo
Bank of Asia, Bangkok (81%)
PT ABN AMRO Finance Indonesia, Jakarta (70%)

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

North America

ABN AMRO Bank (Mexico) S.A., Mexico City
ABN AMRO North America Holding Company, Chicago
(holding company, voting right 100%, equity participation 60.8%)
LaSalle Bank Corporation, Chicago
LaSalle Bank N.A., Chicago
ABN AMRO Financial Services, Inc., Chicago
ABN AMRO Asset Management (USA) LLC, Chicago
LaSalle Business Credit, Inc., Chicago
Standard Federal Bank N.A. Troy
ABN AMRO Mortgage Group, Inc., Chicago
ABN AMRO WCS Holding Company, New York
ABN AMRO Advisory, Inc., Chicago
ABN AMRO Leasing, Inc., Chicago
ABN AMRO Incorporated, Chicago
ABN AMRO Sage Corporation, San Francisco
ABN AMRO Rothschild LLC, New York (50%)
ABN AMRO Asset Management Holdings, Inc., Chicago
Chicago Capital Management, Inc., Chicago
Montag & Caldwell, Inc., Atlanta

Latin America and the Caribbean

ABN AMRO Asset Management Argentina Sociedad Gerente de FCI S.A., Buenos Aires
ABN AMRO Asset Management (Curaçao) N.V., Willemstad
ABN AMRO Asset Management Ltda., São Paulo
ABN AMRO Bank (Chile) S.A., Santiago de Chile
ABN AMRO Bank (Colombia) S.A., Bogota
ABN AMRO (Chile) Seguros Generales S.A., Santiago de Chile
ABN AMRO (Chile) Seguros de Vida S.A., Santiago de Chile
ABN AMRO Trust Company (Curaçao) N.V., Willemstad
Banco do Estado de Pernambuco S.A., Recife (97.1%)
Banco ABN AMRO Real S.A., São Paulo and João Pessoa (97.1%)
Real Paraguaya de Seguros S.A., Asunción
Real Previdência e Segures S.A., São Paulo
Real Uruguaya de Seguros S.A., Montevideo

For the investments of LeasePlan Corporation N.V. and ABN AMRO Bouwfonds N.V., the reader is referred to the separate annual reports published by these companies.

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

49 Stipulations of the articles of association with respect to profit appropriation

Profit is appropriated in accordance with article 38 of the articles of association. The main stipulations with respect to classes and series of shares currently in issue are as follows:

• 1 The holder of the priority share will be paid a dividend of EUR 0.13, representing 6% of the face value (article 38.2.a.).
• 2 The holders of preference shares will receive a dividend of EUR 0.12432 per share, representing 5.55% of the face value. As of 1 January 2011, and every ten years thereafter, the dividend will be adjusted in line with the average redemption yield on the five longest-dated government loans, plus an increment of no less than 0.25 of a percentage point and no more than one percentage point (article 38.2.b.2.).

The holders of convertible preference shares will receive a dividend of EUR 1.71529 per share, representing 6% of the amount paid on each share. As of 1 January 2004, and every ten years thereafter, the dividend on shares not converted by 31 October 2003 will be adjusted in line with the redemption yield on government loans with an original or remaining term to maturity of nine to ten years, plus an increment or less a reduction of no more than one percentage point (article 38.2.b.4. and b.3.). No profit distributions will be made to holders of preference shares and convertible preference shares in excess of the maxima defined above (article 38.2.b.6.).

• 3 From the profit remaining after these distributions, such appropriations will be made to reserves as may be determined by the Managing Board with the approval of the Supervisory Board (article 38.2.c.).
• 4 The balance then remaining will be paid out as ordinary share dividend (article 38.2.d.). The Managing Board can make the ordinary share dividend payable, at the shareholders’ option, either in cash or entirely or partly in the form of ordinary or preference shares (article 38.3.).

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

However, one ordinary share requires a significantly larger investment than one preference share. This is related to the stock market price. To compensate for this difference, under normal circumstances 1 holders of depositary receipts for preference shares will have the opportunity to acquire voting rights in the meeting of shareholders by proxy in proportion to the economic value of a preference share against that of an ordinary share. The number of votes obtainable in this way is calculated using the following formula: total stock market value of depositary receipts held divided by the ordinary share price. The Stichting Administratiekantoor ABN AMRO Holding (the ‘Foundation’) will exercise the voting rights in respect of preference shares for which no proxies have been issued, again according to their economic value.

The Executive Committee of the Foundation will decide separately for each meeting of shareholders whether to make voting proxies available. If the Foundation believes that extraordinary circumstances 2 prevail, it may choose not to issue voting proxies or to withdraw proxies issued earlier.

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

Given the numbers of the Supervisory Board and the Managing Board, being 11 and 6 respectively, the two Boards in their capacity of Executive Committee of the Stichting Prioriteit ABN AMRO Holding are of opinion that the requirement referred to in article C.9 of Appendix X to the Listing and Issuing Rules of Amsterdam Euronext N.V. has been satisfied. This means that Managing Board members do not control a majority of the votes to be cast at the Executive Committee’s meetings.

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

(a) Proposed profit appropriation (in millions of euros)

Appropriation of net profit pursuant to article 38.2 and 38.3 of the articles of association	2002	2001	2000
Dividends on preference shares	45	45	78
Dividends on convertible preference shares	1	1	1
Addition to reserves	745	1,810	1,074
Dividends on ordinary shares	1,416	1,374	1,345
	2,207	3,230	2,498

1	Normal circumstances shall be understood to mean a situation where the independence and/or continuity of ABN AMRO Holding N.V. is not threatened.
2	Extraordinary circumstances shall be understood to mean a situation where the independence and/or continuity of ABN AMRO Holding N.V. or its related companies is threatened. Examples include a public offer for the bank’s shares or an imminent offer, or the existence of a substantial interest in the bank’s capital without the approval of the Managing Board and the Supervisory Board.

EXHIBIT INDEX

Sequentially numbered pages
Exhibit Number	Description

1.1	English translation of the Articles of Association of ABN AMRO Holding N.V.(1)
1.2*	English translation of the Articles of Association of ABN AMRO Bank N.V.
1.3*	English translation of the Constitutional Documents of Stichting Administratiekantoor ABN AMRO Holding
2.1	Amended and Restated Deposit Agreement dated as of May 20, 1997 between ABN AMRO Holding N.V. and Morgan Guarantee Trust Company of New York (succeeded through merger by JPMorgan Chase Bank), as Depositary(2)

2.2	Form of American Depositary Receipt(3)
4.1*	Service Agreement and Compensatory Arrangements between Registrants and Members of the Managing Board
7.1*	Statement Regarding Computation of Ratio of Earnings to Fixed Charges
8.1	List of Subsidiaries(4)
10.1*	Consent of Ernst & Young Accountants, independent auditors

*	Filed with this report.

(1)	Incorporated by reference to Registrants’ 2001 Form 20-F, filed on April 10, 2002.

(2)	Incorporated by reference to the Registration Statement of Form F-6/EF filed by ABN AMRO Holding N.V. on September 20, 2001 (File No. 333-13922).

(3)	Incorporated by reference to the filing made by ABN AMRO Holding N.V. pursuant to Rule 424-b on October 17, 2001 (File No. 333-13922).

(4)	Incorporated by reference to Note 47 to our Consolidated Financial Statements included elsewhere in this report.