Form 20-F/A
period 2002-12-31
ABN AMRO HOLDING N V
filed 2003-08-28
CIK 1038727

TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on August 28, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

(Mark One)
|_|	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
|X|	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002
OR
|_|	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14624

ABN AMRO HOLDING N.V.
(Exact name of registrant as specified in its charter)

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

Yes |X|	No |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 |_|	Item 18 |X|

The information contained in this report is incorporated by reference into Registration Statement Nos. 333-81400, 333-84044, 333-89136 and 333-104778.

TABLE OF CONTENTS

PAGE

EXPLANATORY NOTE	3

Item 18. FINANCIAL STATEMENTS	3

Item 19. EXHIBITS	3

SIGNATURES

INDEX TO THE FINANCIAL STATEMENTS

2

EXPLANATORY NOTE

          This report is being filed to amend and restate “Item 18. Financial Statements” and “Item 19. Exhibits” contained in our annual report on Form 20-F for the year ended December 31, 2002 originally filed with the Securities and Exchange Commission on March 28, 2003.

          Item 18 of this Form 20-F/A for the year ended December 31, 2002 has been revised to provide in the notes to our consolidated financial statements supplemental condensed information with consolidating schedules that present the stand-alone balance sheets, statements of operations and of cash flows of our wholly-owned operating subsidiary ABN AMRO Bank N.V. and subsidiaries included in our consolidated financial statements as at December 31, 2002 and 2001, in the balance sheet, and for each of the three years in the period ended December 31, 2002 in the statements of operations and cash flows, as allowed by and pursuant to paragraph (c) of Rule 3-10 of Regulation S-X. The attached financial report on pages F-1 to F-75 replaces in its entirety the financial report included in our annual report on Form 20-F filed on March 28, 2003. The attached financial report includes an additional paragraph (p) to note 45 providing the additional footnote disclosure and an updated audit report from Ernst & Young Accountants, independent auditors, but otherwise remains unchanged in all material respects compared to the financial report included in our annual report on Form 20-F filed on March 28, 2003. Unless otherwise indicated, the financial information contained in this annual report on Form 20-F/A has been prepared in accordance with Dutch generally accepted accounting principles, or Dutch GAAP, which, as disclosed in note 45 to the consolidated financial statements, vary in certain significant respects from accounting principles generally accepted in the United States, or U.S. GAAP.

          In addition, Item 19 of this Form 20-F/A for the year ended December 31, 2002 has been revised to include certain currently dated certifications of our principal executive officer and principal financial officer, and an updated consent of our independent auditors, Ernst & Young Accountants.

          This Form 20-F/A continues to speak as of the date of the original filing and does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F filed on March 28, 2003 or reflect any events that have occurred after such Form 20-F was filed, other than as required to reflect the amendments described above and set forth below. All information contained in this Form 20-F/A is subject to updating and supplementing as provided in our reports filed with the Securities and Exchange Commission subsequent to the date of the original filing of our annual report on Form 20-F on March 28, 2003.

Item 18. FINANCIAL STATEMENTS

          See our consolidated financial statements and the notes thereto beginning on page F-1 of this Form 20-F/A, which we incorporate herein by reference.

Item 19. EXHIBITS

          We have filed the following documents as exhibits to this report:

Exhibit Number	Description of Exhibit
1.1*	English translation of the Articles of Association of ABN AMRO Holding N.V.
1.2*	English translation of the Articles of Association of ABN AMRO Bank N.V.
1.3*	English translation of the Constitutional Documents of Stichting Administratiekantoor ABN AMRO Holding
2.1*	Amended and Restated Deposit Agreement dated as of May 20, 1997 between ABN AMRO Holding N.V. and Morgan Guarantee Trust Company of New York (succeeded through merger by JPMorgan Chase Bank), as Depositary
2.2*	Form of American Depositary Receipt
4.1*	Service Agreement and Compensatory Arrangements between Registrants and Members of the Managing Board
7.1*	Statement Regarding Computation of Ratio of Earnings to Fixed Charges
8.1*	List of Subsidiaries
12.1	Certification by the Chairman of the Managing Board pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act
14.1	Consent of Ernst & Young Accountants, independent auditors

*	Previously filed as an exhibit to, or incorporated by reference as indicated in, our annual report on Form 20-F for the year ended December 31, 2002 filed on March 28, 2003.

3

4

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

ABN AMRO HOLDING N.V. (Registrant)

Date: August 28, 2003	By:	/s/ Rijkman Groenink
Name: Title:	Rijkman Groenink Chairman of the Managing Board

By:	/s/ Tom de Swaan
Name: Title:	Tom de Swaan Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

To the Supervisory Board and the Managing Board of ABN AMRO Holding N.V.

We have audited the accompanying consolidated balance sheet of ABN AMRO Holding N.V. and subsidiaries as December 31, 2001 and 2002, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Amsterdam, The Netherlands March 14, 2003 except for paragraph (p) to note 45, as to which the date is August 27, 2003	/s/ ERNST & YOUNG Ernst & Young Accountants

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

Consolidated balance sheet at 31 December 2002 after profit appropriation

	2002	2001
	(in millions of euros)

Assets
Cash [1]	9,455	17,932
Short-dated government paper [2,5]	3,901	12,296
Banks [3]	41,924	49,619

Loans to public sector	7,365	14,100
Loans to private sector	247,229	260,175
Professional securities transactions	56,309	71,055

Loans [4]	310,903	345,330
Interest-earning securities [5]	141,494	123,365
Shares [5]	15,736	16,794
Participating interests [6]	2,166	2,420
Property and equipment [7]	6,982	7,331
Other assets [8]	15,148	11,088
Prepayments and accrued income [9]	8,309	11,188
	556,018	597,363
Liabilities
Banks [10]	95,884	107,843

Savings accounts	74,249	84,345
Deposits and other client accounts	165,034	173,441
Professional securities transactions	50,178	54,578
Total client accounts [11]	289,461	312,364
Debt securities [12]	71,209	72,495
Other liabilities [8]	45,982	45,633
Accruals and deferred income [9]	10,120	12,349
Provisions [13]	13,238	12,672
	525,894	563,356

Fund for general banking risks [14]	1,255	1,381
Subordinated debt [15]	14,278	16,283

Shareholders’ equity [16]	10,781	11,787
Minority interests [17]	3,810	4,556

Group equity	14,591	16,343

Group capital	30,124	34,007
	556,018	597,363

Contingent liabilities [23]	44,176	47,784
Committed facilities	136,122	145,570

Numbers stated against items refer to the notes.

Consolidated income statement for 2002

	2002	2001	2000
	(in millions of euros)
Revenue
Interest revenue	27,370	35,013	37,236
Interest expense	17,525	24,923	27,832

Net interest revenue [26]	9,845	10,090	9,404
Revenue from securities and participating interests [27]	369	455	451

Commission revenue	5,421	5,793	6,529
Commission expense	782	579	649

Net commissions [28]	4,639	5,214	5,880
Results from financial transactions [29]	1,477	1,552	1,569
Other revenue [30]	1,950	1,523	1,165
Total non-interest revenue	8,435	8,744	9,065
Total revenue	18,280	18,834	18,469

Expenses
Staff costs [31]	7,250	7,653	7,460
Other administrative expenses [32]	4,567	5,161	4,801

Administrative expenses	11,817	12,814	12,261
Depreciation [33]	1,006	957	941
Operating expenses	12,823	13,771	13,202
Provision for loan losses [34]	1,695	1,426	617
Release from fund for general banking risks [35]	0	0	(32)
Value adjustments to financial fixed assets [36]	49	24	(43)
Total expenses	14,567	15,221	13,744

Operating profit before taxes	3,713	3,613	4,725
Taxes [37]	1,093	998	1,324

Operating profit after taxes	2,620	2,615	3,401
Extraordinary revenue [38]	0	962	0
Extraordinary expenses [38]	325	147	900
Taxes on extraordinary result	(120)	(52)	(301)
Extraordinary result after taxes	(205)	867	(599)
Group profit after taxes	2,415	3,482	2,802
Minority interests [39]	208	252	304

Net profit	2,207	3,230	2,498

Earnings per ordinary share [40]	1.39	2.10	1.63
Fully diluted earnings per ordinary share [40]	1.38	2.09	1.62
Dividend per ordinary share	0.90	0.90	0.90

Numbers stated against items refer to the notes.

Consolidated cash flow statement for 2002

	2002	2001	2000

	(in millions of euros)
Group profit	2,415	3,482	2,802
Depreciation	1,006	957	941
Provision for loan losses less release from fund for general banking risks	1,695	1,426	585
Movement in provisions	(723)	(580)	1,085
Movement in interest receivable	2,277	383	(542)
Movement in interest payable	(1,387)	(1,660)	1,429
Movement in current tax	331	595	64
Other accruals and deferrals	91	811	872
Government paper and securities, trading	(2,311)	(835)	(12,230)
Other securities	3,865	4,975	(2,305)
Banks, other than demand deposits	1,238	(4,351)	11,788
Loans	1,888	1,135	(20,022)
Professional securities transactions (included in loans)	5,890	(9,241)	(15,043)
Total client accounts	(3,451)	8,292	27,005
Professional securities transactions (included in total client accounts)	4,658	8,971	10,782
Debt securities, excluding debentures and notes	1,324	2,962	(1,405)
Other assets and liabilities	(14)	(1,597)	3,750

Net cash flow from operations / banking activities	18,792	15,725	9,556

Purchase of securities for investment portfolios	(144,584)	(99,189)	(61,839)
Sale and redemption of securities from investment portfolios	122,697	77,199	59,726

Net outflow	(21,887)	(21,990)	(2,113)

Investments in participating interests	(479)	(4,977)	(2,292)
Sale of investments in participating interests	280	1,752	202

Net outflow	(199)	(3,225)	(2,090)

Capital expenditure on property and equipment	(1,292)	(1,611)	(1,597)
Sale of property and equipment	497	414	214

Net outflow	(795)	(1,197)	(1,383)

Net cash flow from investment activities	(22,881)	(26,412)	(5,586)

Increase in group equity	106	(126)	55
Repayment of preference shares	0	(415)	(528)
Issue of subordinated debt	114	4,048	1,452
Repayment of subordinated debt	(964)	(1,615)	(299)
Issue of debentures and notes	8,815	11,865	5,956
Repayment of debentures and notes	(7,349)	(4,003)	(5,941)
Cash dividends paid	(999)	(1,108)	(1,135)

Net cash flow from financing activities	(277)	8,646	(440)

Cash flow	(4,366)	(2,041)	3,530

For details refer to note 43.

Changes in shareholders’ equity in 2002

	2002	2001	2000

	(in millions of euros)
Ordinary shares
Opening balance	862	851	832
Exercised options and warrants	2	0	2
Conversion of convertible preference shares	1	0	1
Stock dividends	25	22	16
Redenomination	0	(11)	0

Closing balance	890	862	851
Preference shares
Opening balance	813	823	823
Dematerialisation	0	(10)	0

Closing balance	813	813	823
Convertible preference shares
Opening balance	2	2	3
Conversion	(1)	0	(1)

Closing balance	1	2	2
Share premium account
Opening balance	2,504	2,518	2,480
Exercised options and conversion	63	8	51
Conversion of convertible preference shares	1	0	3
Stock dividends	(25)	(22)	(16)

Closing balance	2,543	2,504	2,518
General reserve and reserves prescribed by law
Opening balance	7,850	8,376	7,982
Retained profit	745	1,810	1,074
Stock dividends	828	832	772
Goodwill and dilution of minority participating interest	(201)	(3,186)	(1,453)
Impact change in accounting policy pension costs	(430)	0	0
Addition to provision pension obligations	(374)	0	0
Realised revaluations	186	0	0
Other	29	18	1

Closing balance	8,633	7,850	8,376
Revaluation reserves
Opening balance	355	300	320
Realised revaluations to general reserve	(186)	0	0
Revaluations	(45)	55	(20)

Closing balance	124	355	300
Exchange differences reserve
Opening balance	(476)	(326)	(424)
Currency translation differences	(1,622)	(150)	98

Closing balance	(2,098)	(476)	(326)
Treasury stock
Opening balance	(123)	(21)	(29)
Increase (decrease)	(2)	(102)	8

Closing balance	(125)	(123)	(21)

Total shareholders’ equity	10,781	11,787	12,523

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

	Pension	Health insurance contribution

Opening balance	7,935	513
Movements in projected benefit obligations:
• Service cost	272	20
• Interest cost	495	36
• Employee contributions / refunds	7	0
• Actuarial (gain) / loss	336	(17)
• Benefits paid	(274)	(20)
• Plan amendments	12	0
• Settlement / curtailment	0	(15)
• Currency translation differences	(300)	(40)
• Others	358	59

Closing balance	8,841	536

	Pension	Health insurance contribution

Opening balance	6,642	19
Movements in plan assets:
• Actual return of plan assets	(702)	(5)
• Employee contributions / refunds	7	0
• Employer’s contribution	1,061	4
• Benefits paid	(274)	(3)
• Settlement / curtailment	0	0
• Currency translation differences	(269)	(1)
• Others	311	11

Closing balance (fair value)	6,776	25

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

	Pension	Health insurance contribution
Funded status / (deficits)	(2,065)	(511)
Unrecognised net actuarial (gain) / loss	1,734	158
Unrecognised prior service cost	457	10
Unrecognised transition obligation	(2)	34
Prepaid / (accrued) benefit cost	124	(309)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

Trading portfolio derivatives transactions in 2002 (in millions of euros)

		Market value		Average market value
	Notional amounts	Positive	Negative	Positive	Negative

Interest rate contracts
Swaps	2,111,469	56,555	53,061	38,314	34,553
Forwards	236,819	165	152	134	236
Options purchased	200,820	3,526	-	2,748	-
Options sold	205,081	-	3,1 17	-	2,601
Futures	222,580	-	-	-	-

Total interest rate contracts	2,976,769	60,246	56,330	41,196	37,390

Currency contracts
Swaps	316,396	8,628	11,339	6,332	8,217
Forwards	371,939	8,163	7,999	7,808	6,150
Options purchased	32,796	812	-	707	-
Options sold	33,465	-	763	-	2,826
Futures	3,694	-	-	-	-

Total currency contracts	758,290	17,603	20,101	14,847	17,193

Other contracts
Equity options purchased	19,992	1,483	-	468	-
Equity options sold	22,045	-	1,896	-	967
Other equity and commodity contracts	38,941	715	516	1,519	1,544

Total other contracts	80,978	2,198	2,412	1,987	2,511

Trading portfolio derivatives transactions in 2001 (in millions of euros)

		Market value		Market value
	Notional amounts	Positive	Negative	Positive	Negative

Interest rate contracts	2,582,840	30,721	27,881	25,248	20,608
Currency contracts	743,339	15,153	12,383	15,377	15,035
Other contracts	58,674	2,285	3,331	1,188	2,046

Hedging portfolio derivatives transactions (in millions of euros)

	2002			2001

		Market value			Average market value
	Notional Amounts	Positive	Negative	Notional Amounts	Positive	Negative

Interest rate contracts
Swaps	222,310	4,189	6,066	226,865	2,885	4,197
Forwards	3,248	10	10	4,224	2	3
Options purchased	4,620	53	-	6,356	61	-
Futures	11,993	-	-	15,196	-	-

Total interest rate contracts	242,171	4,252	6,076	252,641	2,948	4,200

Currency contracts
Swaps	7,298	165	233	5,642	62	291
Forwards	11,346	229	231	21,465	413	284
Options purchased	1,887	30	-	933	9	-

Total currency contracts	20,531	424	464	28,040	484	575

     Derivatives and capital adequacy requirements

In determining the capital adequacy requirement, both existing and future credit risk is taken into account. To this end the current potential loss, i.e. the positive replacement value based on market conditions at balance sheet date, is increased by a percentage of the relevant notional

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

	Managing Board		Supervisory Board

	2002	2001	2002	2001

	(in thousands of euros)
Periodic payments	5,056	7,573	523	617
Profit-sharing and bonus payments	3,313	2,103	0	0
Future benefits	2,252	0	0	0
Payments on termination of employment	0	4,900	0	0
ABN AMRO staff options (1)(conditional, granted options)	592,000	550,000	0	0
ABN AMRO shares (1)(conditional, granted)	518,000	728,000	0	0
ABN AMRO staff options (1)(outstanding)	1,476,533	1,853,786	140,785 (2)	181,389 (2)
ABN AMRO shares(1)(cumulative conditionally granted, outstanding)	896,000	728,000	0	0
ABN AMRO shares (1)(owned)	44,740	46,943	16,788	13,311
Loans (outstanding)	10,128	13,924	9,022	12,264

1)	Number of shares / options.
2)	Balance of the options granted to Mr P.J. Kalff during his membership of the Managing Board.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

The following tables summarise salaries, other periodic payment and bonuses of the Managing Board members and former members.

	2002				2001

	Base salary	Other periodic payment (1)	Bonus	Pension costs(2)(3)	Base salary	Other periodic payment (1)	Bonus

	(in thousands of euros)
R.W.J. Groenink	889	9	705	229	889	8	356
W.G. Jiskoot	635	6	475	157	635	6	127
T. de Swaan	635	6	485	184	635	6	254
J. Ch. L. Kuiper	635	7	510	177	635	7	286
C.H.A. Collee	635	5	485	145	635	6	286
H.Y. Scott-Barrett	635	458	475	1,318	635	458	127
S.A. Lires Rial (4)	237	264	178	42	635	459	127
R.W.F. van Tets (4)	-	-	-	-	635	6	127
J.M. de Jong (4)	-	-	-	-	635	6	286
R.G.C. van den Brink (4)	-	-	-	-	635	7	127

1)	Other periodic payment comprise subsidy private health insurance, representation allowance and foreigner allowance. Mr Scott-Barrett reveived a foreigner allowance of EUR 454,000 in 2002 and 2001. Mr Lires Rial reveived a foreigner allowance of EUR 169,000 as well as compensation for annual leave.
2)	Pension costs exclusively comprise pension service cost and post-retirement service cost computed on the basis of the FAS 87 and FAS 106 standards.
3)	For Mr Scott-Barrett including an one-time payment of EUR 1,189,000 to compensate for no pension accrual in previous years and for related tax debits.
4)	With effect from 15 May 2002, Mr Lires Rial left the bank. Messrs. Van Tets, De Jong and Van den Brink resigned from the Managing Board on 31 December 2001.

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

	Opening balance	Granted	Unconditional	Expired/ cancelled	Closing balance	Reference period

R.W.J. Groenink	98,000				98,000	2001-2004
		98,000			98,000	2002-2005
W.G. Jiskoot	70,000				70,000	2001-2004
		70,000			70,000	2002-2005
T. de Swaan	70,000				70,000	2001-2004
		70,000			70,000	2002-2005
J. Ch. L. Kuiper	70,000				70,000	2001-2004
		70,000			70,000	2002-2005
C.H.A. Collee	70,000				70,000	2001-2004
		70,000			70,000	2002-2005
H.Y. Scott-Barrett	70,000				70,000	2001-2004
		70,000			70,000	2002-2005
S.A. Lires Rial	70,000			70,000	0
		70,000		70,000	0
R.W.F. van Tets	70,000				70,000	2001-2004
J.M. de Jong	70,000				70,000	2001-2004
R.G.C. van den Brink	70,000				70,000	2001-2004

ABN AMRO ordinary shares held by Managing Board members 1)

2002

R.W.J. Groenink	15,645
W.G. Jiskoot	9,575
T. de Swaan	4,101
J. Ch. L. Kuiper	2,647
C.H.A. Collee	621
H.Y. Scott-Barrett	12,151

Total	44,740

1)	No preference shares or convertible preference shares were held by any Managing Board member.

Loans from ABN AMRO to Managing Board members

	2002
	Outstanding on 31 Dec. 2002	Interest rate
	(in thousands of euros)
R.W.J. Groenink	3,325	4.01
W.G. Jiskoot	1,751	4.17
T. de Swaan	1,407	2.75	1)
J.Ch.L. Kuiper	955	4.23
C.H.A. Collee	2,691	3.61

1)	variable rate.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

45 Shareholders’ Equity and Net Profit under U.S. GAAP

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

Dutch GAAP	U.S. GAAP

Goodwill and other Acquired intangibles

Goodwill including other acquired intangibles arising from acquisitions of subsidiaries and participating interests is charged against shareholders’ equity.	Goodwill represents the excess of the purchase price of investments in subsidiaries and participating interests over the estimated market value of net assets at acquisition date. Under SFAS 142 “Goodwill and Other Intangible Assets” goodwill is capitalised and deemed to have an indefinite live. Amortisation is not permitted but the goodwill will be subject to annual impairment tests. Other acquired intangibles, such as the value of purchased core deposits, client lists and contractual rights are capitalised and amortised over their respective useful lives, not exceeding fifteen years.

Fund for General Banking Risks

In addition to specific allowances for loan losses and country risk, Dutch banks maintain a fund for general banking risks. This Fund is net of taxes and covers general risks associated with lending and other banking activities, which may include risks of loan losses. The level of the fund for general banking risks is based on management’s evaluation of the risks involved. The Fund is part of group capital.	The fund for general banking risks is considered to be a general allowance for loan losses. The level of the Fund is adequate for absorbing all inherent losses in loans.

Debt Restructuring

Assets, including debt securities, acquired as part of a debt restructuring, such as Brady bonds, are recorded at net book value (after deduction of specific allowances) of the disposed debt.	Assets, including debt securities, acquired as part of a debt restructuring, such as Brady bonds, are recorded at estimated market value at the date of the restructuring. Differences between book value and market value are recorded as a charge-off or recovery on the restructured loan. Debt securities, such as Beady bonds, are classified as “available for sale”.

Investment Portfolio Securities

Bonds and similar debt securities included in the investment portfolios (other than securities on which a large part or all of the interest is settled on redemption) are stated at redemption value less any diminution in value deemed necessary. Premiums and discounts at acquisition, accounted for as deferred items, are amortised and reported as interest over the term of the debt securities. Net capital gains realised prior to maturity date in connection with replacement operations are	All bonds and similar debt securities included in the investment portfolio are classified as “available for sale”. SFAS 115 requires that investment securities available for sale, which are those securities that may be sold prior to maturity as part of asset/liability management or in response to other factors, are stated at market value. Unrealised gains and losses together with gains and losses on designated derivatives are reported, net of taxes, in a separate component of shareholders’ equity. Realised gains

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

Dutch GAAP	U.S. GAAP

recognised as deferred interest and amortised over the term of the investment portfolio. Shares held in the investment portfolio are stated at market value. Movements in value, net of tax, are taken to a separate revaluation reserve. If the revaluation reserve is insufficient to absorb a decline in value, this amount will be charged to the income statement as value adjustments to financial fixed assets.	and losses are recognised into income on trade date. All shares are classified as “available for sale” and stated at market value with unrealised gains and losses reported in a separate component of shareholders’ equity, net of taxes, unless a decline in value is judged to be other than temporary. In that case, the cost basis is written down and the amount of the write down is charged to the income statement.

Property

Bank premises, including land, are stated at current value based on replacement costs and fully depreciated on a straight-line basis over their useful lives with a maximum of fifty years. Value adjustments, net of tax, are credited or charged to a separate revaluation reserve.	Bank premises are stated at cost and fully depreciated on a straight-line basis over their useful lives.

Pension Costs

ABN AMRO has adopted SFAS 87 under Dutch GAAP as of January 1, 2002. Before that date costs of pension plans were accounted for using actuarial computations of current compensation levels, taking into account the return achieved by the pension funds in excess of the actuarial interest rate.	SFAS 87 prescribes actuarial computations based on current and future compensation levels taking into account the market value of the assets of the pension funds and current interest rates. ABN AMRO adopted SFAS 87 as of January 1, 1994.

Post-Retirement Benefits

ABN AMRO has adopted SFAS 106 as of January 1, 2002. Before that date the expected costs of post-retirement benefits were only provided for upon retirement. The calculations were based on actuarial computations.	SFAS 106 requires accrual of the expected cost of providing post retirement health care benefits to an employee and the employee’s beneficiaries and covered dependants, during the year that an employee renders services.

Post-Employment Benefits

Post-employment benefits are those benefits provided to former or inactive employees, their beneficiaries and covered dependents after employment but before retirement. The cost of these benefits are provided for early-retirement and disability-related benefits upon termination of services. Incentivised, other early leave arrangements are accounted for on a pay-as-you-go basis.	Under SFAS 112 all contractual benefits after employment but before retirement are recognised when the employee’s services have been rendered, the rights have vested and the obligation is probable and quantifiable.

Employee Incentive Plans

Under Dutch GAAP conditional employee incentive plans are expensed over the vesting period.	Under US GAAP conditional employee incentive plans are expensed over the vesting period from the date of grant.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

Dutch GAAP	U.S. GAAP

Contingencies

In certain situations liabilities can be set up for expenditures that will be incurred in the future.	Criteria for setting up liabilities are more stringent and include amongst others that a liability be incurred at the date of the financial statements for such costs.

Derivatives Used for Hedging Purposes

Derivatives which are used to manage the overall structural interests rate exposure and which are not designated to specific assets, liabilities or firm commitments are accounted for on an accrual basis. Therefore, changes in the fair value of the positions are not recorded. The periodic cash flows are recorded in income as incurred.	As from 2001, under SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” all derivatives are recognised as either assets or liabilities and measured at fair value. If the derivative is a hedge, changes in fair value of a designated derivative that is highly effective as a fair value hedge along with the change in fair value of the corresponding asset, liability or firm commitment attributable to the hedged risk, are included directly in earnings. Changes in fair value of a designated derivative that is highly effective as a cash flow hedge are included in equity and reclassified into earnings in the same period during which the hedged forecasted cash flow affects earnings. Ineffectiveness if any is reflected directly in earnings.

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

The carrying amount or book basis of servicing rights includes the unamortised cost of servicing rights, deferred realised gains and losses on derivative hedges, valuation reserves and unamortised option premiums on outstanding hedges. The fair value of servicing rights is determined by estimating the present value of future net cash flows, taking into consideration market loan prepayment speeds, discount rates, servicing costs and other economic factors. The fair value of hedges is also included in evaluating possible impairment.	The core accounting policies for mortgage servicing rights are consistent with Dutch GAAP. However, with the adoption of SFAS 133, the carrying amount of servicing rights under US GAAP does not include deferred gains and losses on derivative hedges realised subsequent to January 1, 2001. Under US GAAP the components of the carrying amount of servicing rights include their unamortised cost, the SFAS 133 basis adjustment arising from fair value hedging of servicing rights and swap and option hedges at fair value. The basis for determining the fair value of mortgage servicing rights is consistent with Dutch GAAP.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

Dutch GAAP	U.S. GAAP

Internal use software

Dutch GAAP adopted IAS 38 as of January 1, 2001. IAS 38 requires capitalisation of certain internal as well as external costs incurred in connection with developing or obtaining software for internal use.	US GAAP requires capitalisation of certain internal as well as external costs incurred in connection with developing or obtaining software for internal use. Qualifying software costs are capitalised and amortised over the estimated useful life of the software. ABN AMRO adopted this statement as of January 1, 1999.

Deferred tax

Deferred tax assets and liabilities are recorded on a discounted basis.	Under SFAS 109 both deferred tax assets and liabilities are established on a nominal basis for all temporary differences, using enacted tax rates. Deferred tax assets, of which realisation is dependent on taxable income of future years, are assessed as to likely realisation and a valuation allowance provided, if necessary.

Dividend Payable

Shareholders’ equity is reported after profit appropriation. Dividends proposed by the Managing and Supervisory Boards are reported as a current liability.	Dividends are reported as a part of Shareholders’ equity until paid or approved by the General Shareholders’ Meeting.

Recent developments

The Financial Accounting Standards Board issued the following statements and interpretations:

•	SFAS 146: “Accounting for Costs Associated with Exit or Disposal Activities” was issued in June 2002 and addresses the accounting and reporting for costs associated with exit activities. Those costs include among others (1) benefits provided to current employees that are involuntary terminated under the terms of a one-time benefit arrangement, (2) costs to terminate a contract that is not a capital lease and (3) costs to consolidate facilities or relocate employees. This Statement became effective for exit and disposal activities initiated after December 31, 2002 and is not expected to have a material impact on ABN AMRO’s results of operations, financial position or liquidity.

•	SFAS 147: “Acquisition of Certain Financial Institutions” was issued in October 2002. The provisions of the Statement relate to the accounting for the impairment or disposal of certain long-term customer relationship intangible assets. The Statement became effective for ABN AMRO on October 1, 2002 and had no material impact on ABN AMRO’s results of operations, financial position or liquidity.

•	SFAS 148: “Accounting for Stock-Based Compensation Transition and Disclosure” was issued in December 2002 and amends the disclosure requirements of SFAS 123 and the disclosure about pro forma effects of using the fair value based method of accounting in case another accounting method is used. The Statement also provides two additional methods of transition upon adoption of SFAS 123. For ABN AMRO only the disclosure of pro forma effects became effective on December 31, 2002.

•	EITF 02-03: “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.” This issue clarifies the FASB staff view that profits should not be recognized at the inception of a derivative contract if the contract does not have observable pricing. In such instances, the transaction price is viewed by the FASB to be the best indicator of fair value. ABN AMRO does not expect the application of this guidance to have a material impact on the financial position or results of operations.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

•	FASB Interpretation 45: “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” was issued in November 2002. This interpretation clarifies the recognition requirements of a liability for guarantors and expands the disclosure requirements for guarantee arrangements. It requires a guarantor to recognize, at inception of a guarantee, a liability for the fair value of an obligation undertaken in issuing a guarantee. Current treatment for guarantees requires recognition of a liability only when performance under the guarantee is probable. The recognition provisions are effective for guarantees that are entered into after December 31, 2002. Expanded disclosure requirements are effective as of December 31, 2002. The adoption is not expected to have a material impact on the Company’s consolidated financial statements.

•	FASB Interpretation 46: “Consolidation of Variable Interest Entities” was issued in January 2003. The objective of this FASB Interpretation is to determine when a business enterprise should include the assets, liabilities, non controlling interests and results of a Variable Interest Entity in its consolidated financial statements. APB 46 will be effective on June 30, 2003. While ABN AMRO is currently in the process of assessing the impact of this interpretation we do not expect the adoption to have a material impact on the consolidated financial statements.

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

Notes to the Adjustments to Consolidated Net Profit and Shareholders’ Equity

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

EUR 119 million. In addition expenses for impairment of participations under APB 18 equal EUR 311 million of which the largest is related to Capitalia. These amounts represent a refinement from the amounts previously reported by the Company as transition adjustment. For a further breakdown of the expense components see the following table.

	2002	2001	2000

Goodwill amortization	-	454	387
Other acquired intangible asset amortization	59	67	35
Incentive payment amortization	89	140	-
SFAS 142 transition impairment expense	119	-	-
SFAS 142 impairment expense	424	-	-
APB 18 and other expense	311	451	-

Total goodwill and other acquired intangible asset related expense	1,002	1,112	422

          The net income adjusted to exclude the transition effect of SFAS 142 and goodwill amortization is as follows:

	2002	2001	2000

Net income before cumulative effect of accounting changes	2,229	1,346	2,570
Cumulative effect of accounting changes, net of tax	(119)	-	-

Net income after cumulative effect of accounting changes	2,110	1,346	2,570
Cumulative impairment expense under SFAS 142, net of tax	528	0	0
Goodwill amortization, net of tax	0	425	308

Adjusted net income	2,638	1,771	2,878

          Effect on U.S. GAAP earnings per share of adopting the new accounting standard for goodwill:

	2002	2001	2000

Earnings per share
Basic - as reported	1.32	0.86	1.68
Effect of change in accounting principle	0.34	0.28	0.21
Basic - pro forma	1.66	1.14	1.89

Diluted - as reported	1.32	0.85	1.67
Effect of change in accounting principle	0.32	0.29	0.21
Diluted - pro forma	1.66	1.14	1.88

          The major movements in the goodwill against shareholders’ equity in addition to the expense was the EUR 1,481 million in currency translation depreciation offset by the goodwill from various acquisitions.

          The following acquisitions were made in 2002, 2001 and 2000 and were accounted for using the purchase method.

Acquired Companies	% Acquired	Consideration	Total Assets(1)	Acquisition Date

	(In Millions of EUR Except Percentages)
2002(2):
Artemis Investment Management Limited	58	44	-	September 6, 2002
Delbrück & Co	100	58	625	September 30, 2002
Banca Antoniana Popolare Veneta(5)	5	67	-	Various dates in 2002
2001:
Michigan National Corporation	100	3,145	13,585	April 2, 2001
Alleghany Asset Management	100	887	119	February 1, 2001
ING Barings	100	310	16,074	May 1, 2001
Banque Générale du Commerce	49	59	-	December 20, 2001
Banco do Estado de Paraiba S.A.	99.7	35	275	November 9, 2001
Marignan Investissements S.A.	100	75	309	July 4, 2001
Mellon Business Credit	100	30	855	June 22, 2001

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

Acquired Companies	% Acquired	Consideration	Total Assets(1)	Acquisition Date

	(In Millions of EUR Except Percentages)
2000:
Bouwfonds	100	1,211	16,284	February 21, 2000
Dial Group	100	451	1,548	June 21, 2000
Kwang Hua	88	147	48	June 7, 2000
Forvaltning ASA	100	104	26	August 31, 2000
Banco ABN AMRO Real(4)	95	212	-	Various dates in 2000
Fidelity Leasing(3)	100	68	615	July 1, 2000
Atlantic Mortgage Investment Corp	100	69	516	January 14, 2000
BlueStone Capital Partners	25	65	-	March 27, 2000
Banca Antoniana Popolare Veneta(5)	4	66	-	Various dates in 2000
Capitalia (formerly known as Banca di Roma)(6)	10	45	-	September 5, 2000
Olympian New York Corporation(3)	100	22	160	April 7, 2000
American National Land Trust	100	19	2	March 31, 2000

(1)	Effect of total assets acquired on the Consolidated Balance Sheet.

(2)	Goodwill paid on these acquisitions has been charged directly to shareholders’ equity for Dutch GAAP purposes.

(3)	These companies were acquired by European American Bank and consequently were disposed of as part of the sale of European American Bank.

(4)	As a consequence of the merger between ABN AMRO Brazil and Banco Real, the interest increased from 70% to 88%. In addition, the Bank acquired a 7% interest in 2000 totalling 95% at December 31, 2000. In 2001 the interest increased to 97%.

(5)	The Bank acquired a 1.6% interest in 2002 in addition to a cumulative 3.5% interest acquired in 2000.

(6)	The Bank acquired a 0.6% interest in 2000 (in addition to the 9.7% interest acquired in 1999). In 2002, through dilution this interest decreased to 6.6%.

(b)	Investment Portfolio, Securities

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

	2002	2001	2000

	(In Millions of EUR)
Net periodic pension costs
Service cost	272	357	338
Interest cost	495	427	395
Expected return on plan assets	(506)	(498)	(489)
Net amortisation of prior service costs	56	66	66
Curtailment	0	99	0
Net amortisation and deferral	2	2	1

Net defined benefit plan pension costs under U.S. GAAP	319	453	311
Net defined contribution pension costs under U.S. GAAP	65	31	37

Net periodic pension costs under U.S. GAAP	384	484	348
Net periodic pension costs under Dutch GAAP	384	177	152

Additional pension costs	0	307	196

          The following table presents the change in benefit obligations of the plans under SFAS 87.

	2002	2001

	(In Millions of EUR)

Projected benefit obligation at beginning of the year	7,935	7,842
Service costs	272	357
Interest cost	495	427
Plan participants	7	6
Actuarial (gain)/loss	336	(456)
Benefits paid	(274)	(282)
Plan amendments	12	0
Settlements/curtailments	0	(132)
Acquisitions and others	358	131
Currency translation effect	(300)	42

Projected benefit obligation at end of the year	8,841	7,935

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

          The following table presents the change in plan assets of the plans under SFAS 87.

	2002	2001

	(In Millions of EUR)
Fair value of plan assets at beginning of the year	6,642	6,976
Actual return of plan assets	(702)	(377)
Plan participants	7	6
Employer’s contribution	1,061	126
Benefits paid	(274)	(266)
Settlements/curtailments	0	(19)
Acquisitions and others	311	157
Currency translation effect	(269)	39

Fair value of plan assets at end of the year	6,776	6,642

          The following table presents the funded status of the plans under SFAS 87.

	2002	2001

	(In Millions of EUR)
Funded status	(2,065)	(1,293)
Unrecognised net actuarial (gain)/loss	1,734	119
Unrecognised prior service cost	457	499
Unrecognised transition obligation	(2)	0

Prepaid (Accrued) benefit cost	124	(675)

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

	2002	2001	2000

	(In Percentages)
Average discount rate
The Netherlands	5.3	5.8	5.3
Foreign countries	5.7	7.0	7.0
Average health care cost trend rate
The Netherlands	5.0	5.0	4.0
Foreign countries	5.8	6.0	9.0

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

          The following table presents the components of net periodic post-retirement benefit cost.

	2002	2001	2000

	(In Millions of EUR)
Net periodic post-retirement benefit cost
Service cost	20	13	13
Interest cost	36	20	18
Net amortisation and deferral	15	6	8

Net periodic cost under U.S. GAAP	71	39	39
Net periodic cost under Dutch GAAP	71	20	22

Additional net periodic post-retirement benefit cost	0	19	17

          The following table presents the change in post-retirement benefit obligations of the plans under SFAS 106.

	2002	2001

	(In Millions of EUR)

Projected benefit obligation at beginning of the year	513	354
Service costs	20	13
Interest cost	36	20
Actuarial loss	(17)	107
Benefits paid	(20)	(15)
Settlements/curtailments	(15)	(29)
Acquisitions and others	59	61
Currency translation effect	(40)	2

Projected benefit obligation at end of the year	536	513

          The following table presents the change in plan assets of the plans under SFAS 106.

	2002	2001

	(In Millions of EUR)
Fair value of plan assets at beginning of the year	19	13
Actual return of plan assets	(5)	(2)
Employer’s contribution	4	9
Benefits paid	(3)	(2)
Acquisitions and others	11	0
Currency translation effect	(1)	1

Fair value of plan assets at end of the year	25	19

          The following table presents the funded status of the plans under SFAS 106.

	2002	2001

	(In Millions of EUR)
Funded status	(511)	(494)
Unrecognised net actuarial loss	158	176
Unrecognised prior service cost	10	5
Unrecognised transition obligation	34	38

Accrued benefit cost	(309)	(275)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

          The computation of basic and diluted EPS for the years ended December 31, 2002, 2001 and 2000 are presented in the following table:

	2002	2001	2000

	(In Millions of EUR, Except Per Share Data)

Net profit	2,110	1,346	2,570
Dividends on Preference Shares	46	46	79

Net profit applicable to Ordinary Shares	2,064	1,300	2,491
Dividends on Convertible Preference Shares	1	1	1

Net profit adjusted for diluted computation	2,065	1,301	2,492
Weighted-Average Ordinary Shares Outstanding	1,559.3	1,515.2	1,482.6
Dilutive Effect of Staff Options	0.0	1.8	6.6
Convertible Preference Shares	2.1	2.7	3.2
Performance share plan	3.9	2.9

Adjusted Diluted Computation	1,565.2	1,522.7	1,492.4
Basic Earnings Per Share	1.32	0.86	1.68
Diluted Earnings Per Share	1.32	0.85	1.67

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

(p)	Supplemental Condensed Information

          The following consolidating information presents condensed balance sheets as at December 31, 2002 and 2001 and condensed statements of income and cash flows for the years ended December 31, 2002, 2001 and 2000 of ABN AMRO Holding N.V. (“Holding”), ABN AMRO Bank N.V. (“Bank”) and its subsidiaries. These statements are prepared in accordance with Dutch GAAP. The significant differences between Dutch and U.S. GAAP as they affect Holding, Bank and its subsidiaries are set out below.

Supplemental Condensed Balance Sheet

          The condensed balance sheets as at December 31, 2002 and 2001 are presented in the following tables:

As at December 31, 2002 Assets	Holding	Bank	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Cash		6,899	2,556		9,455
Short-dated government paper		2,055	1,846		3,901
Banks	458	73,921	60,293	(92,748)	41,924
Loans		173,243	171,730	(34,070)	310,903
Interest-bearing securities	15	114,830	31,338	(4,689)	141,494
Shares		3,856	11,880		15,736
Participating interests	10,026	16,603	1,376	(25,839)	2,166
Property and equipment		2,560	4,422		6,982
Other assets	639	8,553	6,595	(639)	15,148
Prepayments and accrued interest	1	4,927	3,382	(1)	8,309

Total assets	11,139	407,447	295,418	(157,986)	556,018

Liabilities
Banks		102,647	90,110	(96,873)	95,884
Client accounts	15	210,880	109,151	(30,585)	289,461
Debt securities		35,123	40,775	(4,689)	71,209
Other liabilities	343	27,938	17,701		45,982
Accruals and deferred income		5,573	4,547		10,120
Provisions		2,013	11,225		13,238
Fund for general banking risk		1,255			1,255
Subordinated debt		11,992	2,286		14,278
Minority interests			3,810		3,810
Shareholders’ equity	10,781	10,026	15,813	(25,839)	10,781

Total liabilities and shareholders equity	11,139	407,447	295,418	(157,986)	556,018

Reconciliations to U.S. GAAP

Shareholders’ equity as reported in the Condensed Balance Sheet	10,781	10,026	15,813	(25,839)	10,781

U.S. GAAP Adjustments:
Goodwill and Acquired Intangible Assets		1,418	4,981		6,399
Debt restructuring		(49)			(49)
Investment portfolio securities		2,607	342		2,949
Property		(90)	(57)		(147)
Post-employment benefits		(17)			(17)
Employee incentive plans		133			133
Derivatives		592	94		686
Mortgage servicing rights			(601)		(601)
Internal use software		67	24		91
Taxes		(1,234)	(324)		(1,558)
Dividends	346	639		(639)	346
Reconciling items subsidiaries (net)	7,886	4,459		(12,345)

Shareholders’ equity under U.S. GAAP	19,013	18,551	20,272	(38,823)	19,013

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

As at December 31, 2001 Assets	Holding	Bank	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Cash		15,182	2,750		17,932
Short-dated government paper		3,557	8,739		12,296
Banks	543	70,171	39,324	(60,419)	49,619
Loans		185,858	211,285	(51,813)	345,330
Interest-bearing securities	10	72,444	55,142	(4,231)	123,365
Shares		2,150	14,644		16,794
Participating interests	11,153	14,779	1,579	(25,091)	2,420
Property and equipment		2,745	4,586		7,331
Other assets	664	4,057	7,031	(664)	11,088
Prepayments and accrued interest	82	6,465	4,657	(16)	11,188

Total assets	12,452	377,408	349,737	(142,234)	597,363

Liabilities
Banks		101,782	76,789	(70,728)	107,843
Client accounts	10	191,195	163,223	(42,064)	312,364
Debt securities		29,823	46,829	(4,157)	72,495
Other liabilities	363	21,069	24,201		45,633
Accruals and deferred income		6,395	6,074	(120)	12,349
Provisions		1,422	11,250		12,672
Fund for general banking risk		1,381			1,381
Subordinated debt	292	13,188	2,877	(74)	16,283
Minority interests			4,556		4,556
Shareholders’ equity	11,787	11,153	13,938	(25,091)	11,787

Total liabilities and shareholders equity	12,452	377,408	349,737	(142,234)	597,363

Reconciliations to U.S. GAAP

Shareholders’ equity as reported in the Condensed Balance Sheet	11,787	11,153	13,938	(25,091)	11,787

U.S. GAAP Adjustments:
Goodwill and Acquired Intangible Assets		1,395	7,406		8,801
Debt restructuring		(130)			(130)
Investment portfolio securities		1,207	238		1,445
Property		(87)	(65)		(152)
Pension costs		(534)	(17)		(551)
Post-retirement benefits		(74)	(17)		(91)
Post-employment benefits		(23)			(23)
Employee incentive plans		79			79
Contingencies		42	10		52
Derivatives		278			278
Mortgage servicing rights			(97)		(97)
Internal use software		156	57		213
Taxes		(428)	(685)		(1,113)
Dividends	358	664		(664)	358
Reconciling items subsidiaries (net)	8,711	6,830		(15,541)

Shareholders’ equity under U.S. GAAP	20,856	20,528	20,768	(41,296)	20,856

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

Supplemental Condensed Statement of Income

          The condensed statements of income for the years ended December 31, 2002, 2001 and 2000 are presented in the following tables:

Year ended December 31, 2002	Holding	Bank	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net interest revenue	14	3,954	5,877		9,845
Results from consolidated subsidiaries	2,199	2,270		(4,469)
Net commissions		1,669	2,970		4,639
Results from financial transactions		1,217	260		1,477
Other revenue		66	2,253		2,319

Total revenue	2,213	9,176	11,360	(4,469)	18,280
Operating expenses	2	5,621	7,200		12,823
Provision for loan losses		934	761		1,695
Value adjustments to financial fixed assets		38	11		49

Operating profit before taxes	2,211	2,583	3,388	(4,469)	3,713
Taxes	4	187	902		1,093
Extraordinary results (net)		(197)	(8)		(205)
Minority interests			208		208

Net profit	2,207	2,199	2,270	(4,469)	2,207

Reconciliations to U.S. GAAP

Net Profit under Dutch GAAP	2,207	2,199	2,270	(4,469)	2,207

U.S. GAAP Adjustments:
Goodwill and Acquired Intangible Assets		(290)	(712)		(1,002)
Debt restructuring		(17)			(17)
Investment portfolio securities		1,090	97		1,187
Property		10	3		13
Post-employment benefits		6			6
Employee incentive plans		82			82
Contingencies		(44)	(10)		(54)
Derivatives		372	430		802
Mortgage servicing rights			(572)		(572)
Internal use software		(89)	(33)		(122)
Taxes		(505)	85		(420)
Reconciling items subsidiaries (net)	(97)	(712)		809

Net profit under U.S. GAAP	2,110	2,102	1,558	(3,660)	2,110

Year ended December 31, 2001	Holding	Bank	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net interest revenue	20	3,893	6,177		10,090
Results from consolidated subsidiaries	3,218	2,171		(5,389)
Net commissions		1,753	3,461		5,214
Results from financial transactions		1,265	287		1,552
Other revenue		162	1,816		1,978

Total revenue	3,238	9,244	11,741	(5,389)	18,834
Operating expenses	2	6,161	7,608		13,771
Provision for loan losses		626	800		1,426
Value adjustments to financial fixed assets		21	3		24

Operating profit before taxes	3,236	2,436	3,330	(5,389)	3,613
Taxes	6	85	907		998
Extraordinary results (net)		867			867
Minority interests			252		252

Net profit	3,230	3,218	2,171	(5,389)	3,230

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

	Holding	Bank	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Reconciliations to U.S. GAAP

Net Profit under Dutch GAAP	3,230	3,218	2,171	(5,389)	3,230

U.S. GAAP Adjustments:
Goodwill and Acquired Intangible Assets		(84)	(1,028)		(1,112)
Investment portfolio securities		144	(15)		129
Property		9	3		12
Pension costs		(322)	15		(307)
Post-retirement benefits		(20)	1		(19)
Post-employment benefits		6			6
Employee incentive plans		98			98
Contingencies		(429)	(396)		(825)
Derivatives		(51)			(51)
Mortgage servicing rights			(97)		(97)
Internal use software		(76)	(51)		(127)
Sale of participation		(57)			(57)
Taxes		233	233		466
Reconciling items subsidiaries (net)	(1,884)	(1,335)		3,219

Net Profit under U.S. GAAP	1,346	1,334	836	(2,170)	1,346

Year ended December 31, 2000	Holding	Bank	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net interest revenue	9	3,526	5,869		9,404
Results from consolidated subsidiaries	2,494	2,227		(4,721)
Net commissions		2,217	3,663		5,880
Results from financial transactions		970	599		1,569
Other revenue		107	1,509		1,616

Total revenue	2,503	9,047	11,640	(4,721)	18,469
Operating expenses	3	5,466	7,733		13,202
Provision for loan losses		165	452		617
Fund for general banking risk		(27)	(5)		(32)
Value adjustments to financial fixed assets		(32)	(11)		(43)

Operating profit before taxes	2,500	3,475	3,471	(4,721)	4,725
Taxes	2	382	940		1,324
Extraordinary results (net)		(599)			(599)
Minority interests			304		304

Net profit	2,498	2,494	2,227	(4,721)	2,498

Reconciliations to U.S. GAAP

Net Profit under Dutch GAAP	2,498	2,494	2,227	(4,721)	2,498

U.S. GAAP Adjustments:
Goodwill and Acquired Intangible Assets		(81)	(341)		(422)
Investment portfolio securities		(87)	(44)		(131)
Property		18	3		21
Pension costs		(200)	4		(196)
Post-retirement benefits		(13)	(4)		(17)
Post-employment benefits		9			9
Contingencies		741			741
Derivatives		232			232
Internal use software		114	69		183
Taxes		(292)	(56)		(348)
Reconciling items subsidiaries (net)	72	(369)		297

Net Profit under U.S. GAAP	2,570	2,566	1,858	(4,424)	2,570

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

Supplemental Statement of Cash Flow

          The condensed statements of cash flow for the years ended December 31, 2002, 2001 and 2000 are presented in the following tables:

2002	Holding	Bank	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net cash flow from operations / banking activities	836	16,387	2,527	(958)	18,792
Net outflow of investment / sale of securities investment portfolios		(19,429)	(2,458)		(21,887)
Net outflow of investment / sale of participating interests		(730)	(208)	739	(199)
Net outflow of expenditure / sale of property & equipment		(436)	(359)		(795)

Net cash flow from investment activities		(20,595)	(3,025)	739	(22,881)

Increase in group equity	106		739	(739)	106
Repayment of preference shares
Net increase (decrease) of subordinated debt	(300)	10	(560)		(850)
Net increase (decrease) of debentures and notes		(205)	1,671		1,466
Cash dividends paid	(652)	(664)	(641)	958	(999)

Net cash flow from financing activities	(846)	(859)	1,209	219	(277)

Cash flow	(10)	(5,067)	711		(4,366)

2001	Holding	Bank	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net cash flow from operations / banking activities	1,447	2,931	12,627	(1,280)	15,725
Net outflow of investment / sale of securities investment portfolios		(10,642)	(11,348)		(21,990)
Net outflow of investment / sale of participating interests		(2,015)	(3,036)	1,826	(3,225)
Net outflow of expenditure / sale of property & equipment		(364)	(833)		(1,197)

Net cash flow from investment activities		(13,021)	(15,217)	1,826	(26,412)

Increase in group equity	(126)		1,826	(1,826)	(126)
Repayment of preference shares			(415)		(415)
Net increase (decrease) of subordinated debt	(747)	2,108	1,072		2,433
Net increase (decrease) of debentures and notes		6,293	1,569		7,862
Cash dividends paid	(684)	(728)	(976)	1,280	(1,108)

Net cash flow from financing activities	(1,557)	7,673	3,076	(546)	8,646

Cash flow	(110)	(2,417)	486		(2,041)

2000	Holding	Bank	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net cash flow from operations / banking activities	740	7,343	2,479	(1,006)	9,556
Net outflow of investment / sale of securities investment portfolios		(2,080)	(33)		(2,113)
Net outflow of investment / sale of participating interests		(1,749)	(718)	377	(2,090)
Net outflow of expenditure / sale of property & equipment		(648)	(735)		(1,383)

Net cash flow from investment activities		(4,477)	(1,486)	377	(5,586)

Increase in group equity	55		377	(377)	55
Repayment of preference shares			(528)		(528)
Net increase (decrease) of subordinated debt		1,153			1,153
Net increase (decrease) of debentures and notes		96	(81)		15
Cash dividends paid	(693)	(728)	(720)	1,006	(1,135)

Net cash flow from financing activities	(638)	521	(952)	629	(440)

Cash flow	102	3,387	41		3,530

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

46 Company balance sheet at December 31, 2002 after profit appropriation

	2002	2001

	(in millions of euros)
Assets
Banks [a]	458	543
Interest-earning securities [b]	15	10
Participating interests in group companies [c]	10,026	11,153
Other assets [d]	639	664
Prepayments and accrued income [e]	1	82

	11,139	12,452

Liabilities
Deposits and other client accounts	15	10
Other liabilities [d]	343	363
Accruals and deferred income [e]	0	0

	358	373
Subordinated debt	0	292
Share capital	1,704	1,677
Share premium account	2,543	2,504
Revaluation reserves	124	355
Reserves prescribed by law and articles of association	297	258
Other reserve	6,113	6,993

Shareholders’ equity	10,781	11,787
Own capital	10,781	12,079

	11,139	12,452

Company income statement for 2002

	2002	2001	2000

	(in millions of euros)
Profits of participating interests after taxes	2,199	3,218	2,494
Other profit after taxes	8	12	4

Net profit	2,207	3,230	2,498

Drawn up in accordance with section 2:402 of the Netherlands Civil Code.
Letters stated against items refer to the notes.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

Notes to the company balance sheet and income statement(all amounts are in millions of euros)

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
D.R.J. Baron de Rothschild
Mw. L.S. Groenman
Mw. T.A. Maas-de Brouwer
P.J. Kalff
A.C. Martinez

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

47 Major subsidiaries and participating interests

(Unless otherwise stated, the bank’s interest is 100% or almost 100%, on 14 March 2003)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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
LaSalle Bank Corporation, Chicago
LaSalle Bank N.A., Chicago
ABN AMRO Financial Services, Inc., Chicago
ABN AMRO Asset Management (USA) LLC, Chicago
LaSalle Business Credit, Inc., Chicago
Standard Federal Bank N.A. Troy
ABN AMRO Mortgage Group, Inc., Chicago
ABN AMRO WCS Holding Company, New York
ABN AMRO Advisory, Inc., Chicago

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

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

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT (continued)

(a) Proposed profit appropriation (in millions of euros)

Appropriation of net profit pursuant to article 38.2 and 38.3 of the articles of association	2002	2001	2000
Dividends on preference shares	45	45	78
Dividends on convertible preference shares	1	1	1
Addition to reserves	745	1,810	1,074
Dividends on ordinary shares	1,416	1,374	1,345
	2,207	3,230	2,498

1	Normal circumstances shall be understood to mean a situation where the independence and/or continuity of ABN AMRO Holding N.V. is not threatened.
2	Extraordinary circumstances shall be understood to mean a situation where the independence and/or continuity of ABN AMRO Holding N.V. or its related companies is threatened. Examples include a public offer for the bank’s shares or an imminent offer, or the existence of a substantial interest in the bank’s capital without the approval of the Managing Board and the Supervisory Board.

EXHIBIT INDEX

Sequentially numbered pages

Exhibit Number	Description of Exhibit
1.1*	English translation of the Articles of Association of ABN AMRO Holding N.V.
1.2*	English translation of the Articles of Association of ABN AMRO Bank N.V.
1.3*	English translation of the Constitutional Documents of Stichting Administratiekantoor ABN AMRO Holding
2.1*	Amended and Restated Deposit Agreement dated as of May 20, 1997 between ABN AMRO Holding N.V. and Morgan Guarantee Trust Company of New York (succeeded through merger by JPMorgan Chase Bank), as Depositary
2.2*	Form of American Depositary Receipt
4.1*	Service Agreement and Compensatory Arrangements between Registrants and Members of the Managing Board
7.1*	Statement Regarding Computation of Ratio of Earnings to Fixed Charges
8.1*	List of Subsidiaries
12.1	Certification by the Chairman of the Managing Board pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act
14.1	Consent of Ernst & Young Accountants, independent auditors

*	Previously filed as an exhibit to, or incorporated by reference as indicated in, our annual report on Form 20-F for the year ended December 31, 2002 filed on March 28, 2003.