Form 20-F
period 2003-12-31
ABN AMRO HOLDING N V
filed 2004-03-31
CIK 1038727

As filed with the Securities and Exchange Commission on March 31, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

Commission file number 1-14624

ABN AMRO HOLDING N.V.
(Exact name of registrant as specified in its charter)

THE NETHERLANDS
(Jurisdiction of incorporation or organization)

Gustav Mahlerlaan 10, 1082 PP Amsterdam
The Netherlands
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Ordinary Shares of ABN AMRO Holding N.V.(1)	New York Stock Exchange
American Depositary Shares, each representing one Ordinary Share of ABN AMRO Holding N.V.	New York Stock Exchange
Guarantee of 7.125% Non-cumulative Guaranteed Trust Preferred Securities
of ABN AMRO Capital Funding Trust II	New York Stock Exchange
Guarantee of 5.90% Non-cumulative Guaranteed Trust Preferred Securities
of ABN AMRO Capital Funding Trust V	New York Stock Exchange
Guarantee of 6.25% Non-cumulative Guaranteed Trust Preferred Securities
of ABN AMRO Capital Funding Trust VI	New York Stock Exchange
Guarantee of 6.08% Non-cumulative Guaranteed Trust Preferred Securities
of ABN AMRO Capital Funding Trust VII	New York Stock Exchange

(1)	Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of ABN AMRO Holding N.V.’s classes of capital or common stock as of December 31, 2003, was:

Title of Class	Number of Shares Outstanding

Ordinary Shares (EUR 0.56)	1,637,882,828
Non-Cumulative Preference Shares (EUR 2.24)	362,503,010
Formerly Convertible Preference Shares (EUR 2.24)	44,988

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

The information contained in this report is incorporated by reference into Registration Statement Nos. 333-81400, 333-84044, 333-89136, 333-104778 and 333-108304.

Item 10.	ADDITIONAL INFORMATION	118
	A. Share Capital	118
	B. Memorandum and Articles of Association	118
	C. Material Contracts	123
	D. Exchange Controls	123
	E. Taxation	123
	F. Dividends and Paying Agents	127
	G. Statement by Experts	127
	H. Documents on Display	127
	I. Subsidiary Information	127

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	128

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	138

Item 13.	DEFAULTS, DIVIDEND, ARREARAGES AND DELINQUENCIES	138

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	138

Item 15.	CONTROLS AND PROCEDURES	138

Item 16.	[RESERVED]	138

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	138

Item 16B.	CODE OF ETHICS	138

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	139

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	139

Item 16E.	PURCHASES OF EQUITY SECURITIES BY ONE ISSUER AND AFFILIATED PURCHASERS	139

Item 17.	FINANCIAL STATEMENTS	140

Item 18.	FINANCIAL STATEMENTS	140

Item 19.	EXHIBITS	140

SIGNATURES		141

FINANCIAL STATEMENTS		F-1

CERTAIN DEFINITIONS

     As used herein, “Holding” means ABN AMRO Holding N.V. The terms “ABN AMRO,” “us,” “we,” “our company” or “the bank” refer to Holding and its consolidated subsidiaries. The “Bank” means ABN AMRO Bank N.V. and its consolidated subsidiaries.

      As used herein, “EUR” refers to Euros and “USD” or “$” refers to U.S. dollars.

PRESENTATION OF INFORMATION

     Holding was incorporated under Dutch law on May 30, 1990. Holding owns all of the shares of the Bank, and itself has no material operations. Our consolidated financial statements include condensed financial information with respect to the Bank, which itself had total assets of EUR 560.4 billion as of December 31, 2003. As of that date and for the year then ended, the Bank accounted for approximately 100% of our consolidated assets, consolidated total revenue and consolidated net profit.

     Unless otherwise indicated, the financial information contained in this annual report on Form 20-F has been prepared in accordance with Dutch generally accepted accounting principles, or Dutch GAAP, which, as disclosed in Note 45 to our consolidated financial statements, vary in certain significant respects from accounting principles generally accepted in the United States, or U.S. GAAP.

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

Period	At Period End(1)	Average Rate(2)	High	Low

		(Value of 1 USD in Euro)
1999	0.99	0.93	0.99	0.86
2000	1.06	1.09	1.20	0.97
2001	1.12	1.12	1.19	1.05
2002	0.95	1.06	1.16	0.95
2003	0.79	0.89	0.97	0.79
September 2003	0.86	0.89	0.92	0.86
October 2003	0.86	0.85	0.86	0.85
November 2003	0.83	0.85	0.88	0.83
December 2003	0.79	0.81	0.84	0.79
January 2004	0.80	0.79	0.81	0.78
February 2004	0.80	0.79	0.80	0.79
March 2004 (through March 26, 2004)	0.83	0.82	0.83	0.80

(1)	The period-end rate is the Noon Buying Rate announced on the last day of the period.

(2)	The average rate for each yearly period is the average of the Noon Buying Rates on the last day of each month during the year. The average rate for each monthly period is the average of the Noon Buying Rates of each day of the month.

The Noon Buying Rate on March 26, 2004, the latest practicable date, was 1 USD = EUR 0.83.

        These rates are provided solely for your convenience and are not necessarily the rates used by us in preparation of our consolidated financial statements or in financial data included elsewhere in this report, such as the unaudited translation into U.S. dollars of the figures as of or for the year ended December 31, 2003 provided for your convenience. We do not make any representation that amounts in U.S. dollars have been, could have been, or could be converted into Euros at any of the above rates.

      A significant portion of our assets and liabilities are denominated in currencies other than the Euro. Accordingly, fluctuations in the value of the Euro relative to other currencies, such as the U.S. dollar, can have an effect on our financial performance. See “Item 5. Operating and Financial Review and Prospects”. In addition, changes in the exchange rate between the Euro and the U.S. dollar are reflected in the U.S. dollar equivalent to the price of our Ordinary Shares on Euronext Amsterdam and, as a result, affect the market price of Holding’s American Depositary Shares, or ADSs, on the New York Stock Exchange. Cash dividends are paid by Holding in respect of Ordinary Shares in Euros, and exchange rate fluctuations will affect the U.S. dollar amounts of the cash dividends received by holders of ADSs on conversion by JPMorgan Chase Bank of New York, the Depositary for the ADSs.

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
  changes in applicable laws and regulations, including taxes;
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
  our ability to hedge certain risks economically;
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

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not required because this document is filed as an annual report.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not required because this document is filed as an annual report.

Item 3. KEY INFORMATION

A. Selected Financial Data

     The selected financial data set forth below have been derived from our audited consolidated financial statements for the periods indicated. Our consolidated financial statements for each of the five years ended December 31, 2003, 2002, 2001, 2000 and 1999 have been audited by Ernst & Young Accountants, independent auditors. The selected financial data is only a summary and should be read in conjunction with and are qualified by reference to our consolidated financial statements and notes thereto for 2003, 2002 and 2001 included elsewhere in this report and the information provided in “Item 5. Operating and Financial Review and Prospects”.

     Our financial statements have been prepared in accordance with Dutch GAAP, which varies in certain respects from U.S. GAAP. For a discussion of the significant differences and a reconciliation of certain Dutch GAAP amounts to U.S. GAAP, see Note 45 to our consolidated financial statements. For selected financial data in accordance with U.S. GAAP, see “—Selected Financial Data in Accordance with U.S. GAAP”.

Selected Consolidated Income Statement Data

		For the Year Ended December 31,

	2003(1)	2003	2002	2001	2000	1999

	(in millions of USD)		(in millions of EUR, except per share data)
Net interest revenue	11,071	9,723	9,845	10,090	9,404	8,687
Net commissions	5,083	4,464	4,639	5,214	5,880	4,455
Results from financial
transactions	2,269	1,993	1,477	1,552	1,569	1,374
Other revenue	2,975	2,613	2,319	1,978	1,616	1,011

Total revenue	21,398	18,793	18,280	18,834	18,469	15,527
Operating expenses	14,329	12,585	12,823	13,771	13,202	10,609
Provision for loan losses	1,451	1,274	1,695	1,426	617	653
(Release from)/Addition to
Fund for general banking
risks	—	—	—	—	(32)	(20)
Operating profit before taxes	5,600	4,918	3,388	3,613	4,725	4,250
Net profit	3,599	3,161	2,207	3,230	2,498	2,570
Net profit attributable to
Ordinary Shares	3,548	3,116	2,161	3,184	2,419	2,490
Dividends on Ordinary Shares	1,809	1,589	1,462	1,374	1,345	1,170
Per Share Financial Data
Average number of Ordinary
Shares outstanding (in
millions)	—	1,610.2	1,559.3	1,515.2	1,482.6	1,451.6
Net profit per Ordinary Share
(in EUR)(2)	—	1.94	1.39	2.10	1.63	1.72
Fully diluted net profit per
Ordinary Share (in EUR)(2)	—	1.93	1.38	2.09	1.62	1.71
Dividend per Ordinary Share (in
EUR)(2)	—	0.95	0.90	0.90	0.90	0.80
Net profit per ADS (in
USD)(2)(3)	—	2.21	1.48	1.87	1.50	1.82
Dividend per ADS (in USD)(2)(4)	—	1.09	0.92	0.80	0.78	0.79

(1)	Amounts in this column are unaudited. Solely for your convenience, Euro amounts have been translated into U.S. dollars at an exchange rate of 1 USD = EUR 0.87826, which is the rate equal to the average of the month-end rates for 2003.

(2)	Adjusted for increases in share capital, as applicable. See Note 40 to our consolidated financial statements for a description of the computation of earnings per ordinary share.

(3)	This item has been translated into U.S. dollars at the rate equal to the average of the month-end rates for the applicable year.

(4)	Solely for your convenience, this item has been translated into U.S. dollars at the applicable rate on the date of payment, other than for the 2003 final dividend, which has been translated into U.S. dollars at the March 26, 2004 exchange rate of 1 USD=EUR 0.82563, the latest practicable date for which information is available.

Selected Consolidated Balance Sheet Data

		At December 31,

	2003(1)	2003	2002	2001	2000	1999

	(in millions of USD)		(in millions of EUR, except per share data)
Assets
Banks	74,112	58,800	41,924	49,619	48,581	47,201
Loans	374,141	296,843	310,903	345,330	319,266	259,723
Interest-bearing securities	166,424	132,041	141,494	123,365	108,053	92,583
Total assets	706,375	560,437	556,018	597,363	543,169	457,884
Liabilities
Banks	139,762	110,887	95,884	107,843	101,510	80,990
Total customer accounts	365,347	289,866	289,461	312,364	279,549	229,992
Debt securities	90,356	71,688	71,209	72,495	60,283	54,228
Capitalization
Fund for general banking risks	1,441	1,143	1,255	1,381	1,319	1,232
Shareholders’ equity(2)	16,444	13,047	11,081	12,098	12,898	12,400
Minority interests	4,680	3,713	3,810	4,556	5,287	4,945
Subordinated debt	17,520	13,900	14,278	16,283	13,405	10,717

Group capital(2)	40,085	31,803	30,424	34,318	32,909	29,294
Per Share Financial Data
Ordinary Shares outstanding (in
millions)	—	1,637.9	1,585.6	1,535.5	1,500.4	1,465.5
Shareholders’ equity per
Ordinary Share (in EUR)(2)	—	7.47	6.47	7.34	8.03	7.87
Shareholders’ equity per ADS
(in USD)(2)(3)	—	9.42	6.79	6.48	7.46	7.91

(1)	Amounts in this column are unaudited. Solely for your convenience, Euro amounts have been translated into U.S. dollars at an exchange rate of 1 USD = EUR 0.7934, the exchange rate on December 31, 2003.

(2)	Pursuant to a new directive of the Dutch “Raad voor de Jaarverslaggeving” (Council for Annual Reporting), from January 1, 2003, we calculate shareholders’ equity before profit appropriation instead of after profit appropriation, which is how we used to present our financials. The consequence of this new directive is that the profit during the year will be added to shareholders’ equity for the full amount until shareholders have approved the proposed profit appropriation. To be able to compare on a like for like basis, we have re-presented shareholders’ equity, group capital and shareholders’ equity per share and per ADS as at December 31, 2002, 2001, 2000 and 1999 before profit appropriation.

(3)	This item has been translated into U.S. dollars at the applicable year-end rate.

Selected Ratios

	At or For the Year Ended December 31,

	2003	2002	2001	2000	1999

Profitability Ratios		(in percentages)
Net interest margin(1)	1.9	1.8	1.8	1.7	2.1
Non-interest revenue to total revenue	48.3	46.1	46.4	49.1	44.1
Efficiency ratio(2)	67.0	71.9	73.1	71.5	68.3
Return on average total assets(3)	0.53	0.36	0.36	0.51	0.56
Return on average Ordinary Shareholders’ equity(4)	28.5	20.7	20.5	26.5	23.7
Capital Ratios
Average Ordinary Shareholders’ equity on average total assets	1.83	1.69	1.75	2.08	2.43
Dividend payout ratio(5)	49.0	64.7	42.9	55.2	46.5
Tier 1 capital ratio(6)	8.15	7.48	7.03	7.20	7.20
Total capital ratio(6)	11.73	11.54	10.91	10.39	10.86
Credit Quality Ratios(7)
Specific provision for loan losses (net) to private sector loans
(gross)(8)(9)	0.52	0.67	0.51	0.33	0.32
Specific provision for loan losses (net) to private and public sector
loans (gross)(8)(9)	0.51	0.65	0.48	0.31	0.30
Non-performing loans to private sector loans (gross)(8)(10)	2.08	2.44	2.21	2.05	2.26
Non-performing loans to private and public sector loans (gross)(8)(10)	2.03	2.37	2.10	1.94	2.14
Specific allowance for loan losses to private sector loans
(gross)(8)(11)	1.68	1.64	1.70	1.68	2.11
Specific allowance for loan losses to private and public sector loans
(gross)(8)(11)	1.64	1.60	1.61	1.59	1.99
Specific allowance for loan losses to non-performing loans
(gross)(11)	81.0	67.3	76.8	81.9	93.0
Write offs to private sector loans (gross)(8)	0.56	0.68	0.44	0.63	0.36
Write-offs to private and public sector loans (gross)(8)	0.55	0.66	0.42	0.60	0.34
Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits(12)	2.65	1.82	1.95	1.76	2.09
Including interest on deposits(12)	1.36	1.19	1.18	1.14	1.21

(1)	Net interest revenue as a percentage of average interest earning assets.

(2)	Operating expenses as a percentage of net interest revenue and total non-interest revenue.

(3)	Net profit as a percentage of average total assets. Excludes extraordinary items in 2001 and 2000. Including such extraordinary items, the return on average total assets was 0.50 in 2001 and 0.42 in 2000.

(4)	Net profit attributable to Ordinary Shares as a percentage of average ordinary shareholders’ equity. Excludes extraordinary items in 2001 and 2000. Including such extraordinary items, the return on average Ordinary Shares was 28.1 in 2001 and 21.2 in 2000.

(5)	Dividend per Ordinary Share as a percentage of net profit per Ordinary Share. Includes extraordinary items in 2001 and 2000. Excluding such extraordinary items, the dividend payout ratio was 58.8 in 2001 and 44.1 in 2000.

(6)	Tier 1 capital and total capital as a percentage of risk-weighted assets under BIS guidelines. For more information on our capital ratios, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

(7)	Excludes specific provision for sovereign risk. (2003: EUR 34 million; 2002: EUR 14 million; 2001: EUR 84 million; 2000: EUR (197) million; 1999: EUR (25) million) as the exposure for this risk is primarily classified under securities and not under either private or public sector loans. See further explanation of the sovereign exposure in “Item 5 . Operating and Financial Review and Prospects—Selected Statistical Information—Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses”.

(8)	Excludes professional securities transactions. (2003: EUR 57 billion; 2002: EUR 56 billion; 2001: EUR 71 billion; 2000: EUR 59 billion; 1999: EUR 41 billion) because these primarily consist of reverse repurchase agreements with no credit risk.

(9)	Excludes additions to and releases from the fund for general banking risks. (2003: EUR 0 million; 2002: EUR 0 million; 2001: EUR 0 million; 2000: EUR (32) million; 1999: EUR (20) million).

(10)	Non-performing loans are non-accrual loans and non-performing loans for which interest has been suspended. For more information on non-performing loans see “Item 5. Operating and Financial Review and Prospects—Selected Statistical Information—Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses—Non-performing Loans”.

(11)	Excludes the amount of the fund for general banking risks gross of tax (2003: EUR 1,745 million; 2002: EUR 1,931 million; 2001: EUR 2,125 million; 2000: EUR 2,029 million; 1999: EUR 1,895 million).

(12)	Deposits include banks and total customer accounts.

Selected Financial Data in Accordance with U.S. GAAP

     The following financial data in accordance with U.S. GAAP illustrate the effect of reconciling items under U.S. GAAP based on the Dutch GAAP balance sheet and income statement.

	At or For the Year Ended December 31,

	2003(1)	2003	2002	2001

	(in millions of USD)	(in millions of EUR, except per share data)
Income Statement Data
Net interest revenue	9,168	8,052	7,879	8,488
Non-interest revenue	10,785	9,472	10,057	9,782
Total revenue	19,953	17,524	17,936	18,270
Pre tax profit	5,656	4,967	3,711	2,077
Net profit	3,551	3,119	2,110	1,346
Balance Sheet Data
Shareholders’ equity	25,388	20,143	19,013	20,856
Minority interests	320	254	3,810	4,556
Total assets	712,174	565,039	562,478	614,856
Share Information
Basic earnings per Ordinary Share (in EUR)	—	1.91	1.32	0.86
Diluted earnings per Ordinary Share (in EUR)	—	1.90	1.32	0.85
Basic earnings per ADS (in USD)(2)	—	2.17	1.25	0.77
Shareholders’ equity per Ordinary Share (in EUR)	—	11.80	11.47	13.04
Shareholders’ equity per ADS (in USD)(3)	—	14.87	12.03	11.50

(1)	Amounts in this column are unaudited. Solely for your convenience, Euro amounts have been translated into USD for income statement items at an exchange rate of 1 USD = EUR 0.87826, the rate equal to the average of the month-end rates for 2003, and for balance sheet items at an exchange rate of 1 USD = EUR 0.7934, the exchange rate on December 31, 2003

(2)	This item has been translated into U.S. dollars at the rate equal to the average of the month-end rates for the applicable year.

(3)	This item has been translated into U.S. dollars at the applicable year-end rate.

Selected Ratios in Accordance with U.S. GAAP

     The following ratios in accordance with U.S. GAAP illustrates the effect of reconciling items under U.S. GAAP based on the Dutch GAAP balance sheet and income statement.

	At or For the Year Ended December 31,

	2003	2002	2001

	(In Percentages)
Profitability Ratios
Net interest margin	1.6	1.5	1.7
Non-interest revenue to total revenue	54.1	56.1	53.5
Efficiency ratio (excluding goodwill amortization)	66.5	67.4	76.6
Return on average total assets	0.52	0.34	0.20
Return on average ordinary shareholders’ equity	16.4	10.8	6.6
Credit Quality Ratios(1)
Provision for loan losses (net) to private sector loans (gross)(2)(4)	0.52	0.67	0.51
Provision for loan losses (net) to private and public sector loans (gross)(2)(4)	0.51	0.65	0.48
Non-performing loans to private sector loans (gross)(4)(5)	2.08	2.44	2.21
Non-performing loans to private and public sector loans (gross)(4)(5)	2.03	2.37	2.10
Allowances for loan losses to private sector loans (gross)(3)(4)	2.41	2.41	2.50
Allowances for loan losses to private and public sector loans (gross)(3)(4)	2.45	2.41	2.50
Allowances for loan losses to non-performing loans(3)	116.2	98.8	113.1
Write-offs to private sector loans (gross)(4)	0.56	0.68	0.44
Write-offs to private and public sector loans (gross)(4)	0.55	0.66	0.42
Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits(6)	2.66	1.89	1.45
Including interest on deposits(6)	1.36	1.21	1.08

(1)	Excludes specific provision for sovereign risk (2003: EUR 34 million; 2002: EUR 14 million; 2001: EUR 84 million; 2000: EUR (197) million; 1999: EUR (25) million) as the exposure for this risk is primarily classified under securities. See further explanation of the sovereign exposure in “Item 5. Operating and Financial Review and Prospects—Selected Statistical Information—Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses”.

(2)	Includes additions to/releases from the fund for general banking risks (2003: EUR 0 million; 2002: EUR 0 million; 2001: EUR 0 million; 2000: EUR (32) million; 1999: (20) million). See Note 45 to our consolidated financial statements.

(3)	Includes the amount of the fund for general banking risks gross of tax (2003: EUR 1,745 million; 2002: EUR 1,931 million; 2001: EUR 2,125 million; 2000: EUR 2,029 million; 1999: EUR 1,895 million). See Note 45 to our consolidated financial statements.

(4)	Excludes professional securities transactions (2003: EUR 57 billion; 2002: EUR 56 billion; 2001: EUR 71 billion; 2000: EUR 59 billion; 1999: EUR 41 billion) because these primarily consist of reverse repurchase agreements with no credit risk.

(5)	Non-performing loans are loans for which interest has been suspended. For more information on non-performing loans see “Item 5. Operating and Financial Review and Prospects—Selected Statistical Information—Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses—Non-performing loans”.

(6)	Deposits include banks and total customer accounts.

Dividends

     Dividends on Ordinary Shares may be paid out of profits as shown in our consolidated financial statements, as adopted by the Supervisory Board and approved by the general meeting of shareholders, after the payment of dividends on preference shares and convertible preference shares and the establishment of any reserves. Reserves are established by the Managing Board subject to approval of the Supervisory Board.

     Holding has paid an interim and final dividend for each of the last five years. The following table sets forth dividends paid in respect of the Ordinary Shares for 1999 through 2003:

Dividends	2003(1)	2003	2002	2001	2000	1999

	(in USD)		(in EUR)
Interim dividend	0.49	0.45	0.45	0.45	0.40	0.30
Final dividend	0.63	0.50	0.45	0.45	0.50	0.50
Total dividend per Ordinary Share	1.12	0.95	0.90	0.90	0.90	0.80
Total dividends per share as a percentage of
net profit per Ordinary Share	—	49.0%	64.7%	42.9%	55.2%	46.5%

(1)	For your convenience, this item has been translated into U.S. dollars at the applicable rate on the date of payment, other than for the 2003 final dividend, which has been translated into U.S. dollars at the exchange rate of 1 USD = EUR 0.7934, the exchange rate on December 31, 2003.

B. Capitalization and Indebtedness

      Not required because this document is filed as an annual report.

C. Reason for the Offer and Use of Proceeds

      Not required because this document is filed as an annual report.

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

   Our results can be adversely affected by general economic conditions and other business conditions

     Our results are affected by general economic and other business conditions. These conditions include changing economic cycles that affect demand for investment and banking products. Such cycles are also influenced by global political events, such as terrorist acts, war and other hostilities as well as by market specific events, such as shifts in consumer confidence, industrial output, labor or social unrest and political uncertainty.

     Since the second half of 2000 the growth in the world’s major economies has slowed and stock markets around the world have experienced meaningful declines. For example, global economic conditions in 2003 remained challenging, the Euro-zone economies have had a difficult year, the Dutch economy suffered from a recession and the U.S. economy was weak in the first half. These changing conditions have had an impact on our result.

     Our investment banking, securities trading and brokerage activities, and asset management and private banking services, as well as our investments in, and sales of products linked to, financial assets, particularly equity securities performance, continued to be adversely impacted in 2003 by the weaker financial markets. A protracted decline or further steep declines in the stock or bond markets would further adversely affect these activities and investments.

     Our commercial and consumer banking business will also be affected by general economic and business conditions. During recessionary conditions, there may be less demand for loan products or certain customers may face financial problems. Interest rate rises may also impact the demand for mortgages and other loan products.

     The risk arising from the impact of the economy and business climate on the credit quality in the range of borrowers and counter-parties can affect the overall credit quality and the recoverability of loans and amounts due from counter-parties. In 2002, and to a lesser extent 2003, adverse changes in the credit quality of our borrowers and counter-parties have resulted in additional provisions for loan losses.

     For a discussion of how credit and market risk is managed see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

   Changes in interest rate and foreign exchange rates may impact our results

     Fluctuations in interest rates and foreign exchange rates, particularly in our three home markets of the Netherlands, the United States Midwest and Brazil, also influence our performance. Since the second half of 2000, the U.S. Federal Reserve has significantly reduced interest rates while the European Central Bank and the Bank of England have eased rates more modestly. The Central Bank of Brazil has also experienced volatility in its interest rate development.

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

     We publish our consolidated financial statements in Euros. When deemed affordable and necessary, and in order to mitigate the volatile impact of fluctuations in exchange rates and ensure consistent earnings streams, we hedge expected earnings, especially exposure to the U.S. dollar. However, fluctuations in exchange rates used to translate other currencies, particularly the Brazilian real, into Euros, will impact our reported consolidated financial condition, results of operations and cash flows from year to year. For 2003, 30.9% of our revenues and 25.7% of our expenses were denominated in USD and 9.4% of our revenues and 8.6% of our expenses were denominated in

Brazilian real. Fluctuations in exchange rates will also impact the Euro value of our investments and the return on our investments, as well as our obligations.

     For a discussion of how interest rate risk and foreign exchange rate fluctuation risk is managed see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

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

     For a discussion of how operational risk is managed see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

   Our ownership structure, based under the laws of the Netherlands, has particular defense mechanisms and restrictions on shareholder rights and, in addition, if you hold ADRs, you will not be able to exercise certain shareholder rights

     Our articles of association and the laws of the Netherlands may have defense mechanisms and contain restrictions on shareholder rights that differ from U.S. practice. For instance, a resolution to amend the articles of association may only be adopted by the general meeting of shareholders following a proposal by the Managing Board and subject to the approval of the Supervisory Board.

     As we strive to apply a transparent corporate governance structure in accordance with the Dutch corporate governance code and to enhance shareholders’ influence, we decided to withdraw our existing defense mechanism in the form of (depositary receipts of) preference shares. In the current structure, the depositary receipts of preference shares are administered by the Stichting Administratiekantoor ABN AMRO Holding (or the “Stichting”) that also exercises the voting rights on the preference shares. In normal circumstances, depositary receipt holders may obtain voting proxies to vote at a general meeting of shareholders at which they may then vote in proportion to the equity participation of the preference shares in proportion to the value of the Ordinary Shares. The Stichting has a broad discretion to vote the preference shares for which voting proxies have not been issued in a manner consistent with the interests of Holding, its business and all parties involved. In extraordinary circumstances, such as where the independence and/or continuity of Holding or its related companies is threatened, the Stichting shall not take a decision to grant a proxy and granted proxies shall be withdrawn in accordance with its trust conditions. Examples of such extraordinary circumstances include a public offer for our shares or an imminent offer or the existence of a substantial interest in our capital without the approval of the Managing Board and the Supervisory Board. Calculated according to economic value of the preference shares against Ordinary Shares, taking into account the present market value of both classes of shares, the total number of votes that could be cast on the preference shares is approximately 3% of our total issued capital. In extraordinary circumstances, votes are cast on the basis of nominal issued share capital. The Stichting holds preference shares representing 47.64% of the total capital outstanding on December 31, 2003. Accordingly, in extraordinary circumstances the outcome of the voting at a general meeting of shareholders will depend on the way that the Stichting votes.

     As a result of the decision to withdraw the above-mentioned protective device, we intend to propose to the meeting of preference shareholders and the General Meeting of Shareholders on April 29, 2004 to cancel the outstanding (depositary receipts of) preference shares.

     In addition, an ADR holder will not be treated as one of our shareholders and will not be able to exercise some shareholder rights. JPMorgan Chase Bank, as Depositary, will be the holder of our ordinary shares underlying the ADRs. An ADR holder will have those rights as set forth in the Deposit Agreement set forth between us, the Depositary and the ADR holders. These rights are different from those of holders of our ordinary shares, including with respect to the receipt of information, the receipt of dividends or other distributions and the exercise of voting rights. In particular, an ADR holder must instruct JPMorgan Chase Bank to vote the ordinary shares underlying the ADRs. As a result it may be more difficult for you to exercise those rights. In addition, there are fees and expenses related to the issuance and cancellation of the ADRs.

     For a discussion of our ownership structure see “Item 10. Additional Information—Memorandum and Articles of Association”.

   You may have difficulty enforcing civil judgments against us

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

     Holding’s legal and commercial name is ABN AMRO Holding N.V. Holding is a public limited liability company incorporated under Dutch law on May 30, 1990. For more information, see “Item 4.B. Business Overview—Overview”. Holding has its registered offices in Amsterdam, the Netherlands. Our address in the Netherlands is Gustav Mahlerlaan 10, 1082 PP Amsterdam. Our mailing address in the Netherlands is Post Office Box 283, 1000 EA Amsterdam. Our telephone number is (31-20) 628 7835. Our home website is www.abnamro.nl for the Netherlands and www.abnamro.com for the United States and the rest of the world. Information on our website does not form part of this report, unless we expressly state otherwise.

   Selected Recent Acquisitions and Dispositions

     We have a controlling 81% interest in Bank of Asia in Thailand. In February 2004 we announced our intention to divest this stake in Bank of Asia. In addition, in March 2004 we reduced our stake in Laurus N.V. to approximately 5%. Also in February 2004 we acquired the asset management activities of Sparebank 1 Aktiv Forvaltning in Norway.

     During 2003, we engaged in a number of acquisitions and dispositions in furtherance of our strategy. In February, we agreed to buy 33% of Xiangcai Hefeng Fund Management, which is based in Shanghai, China for EUR 4.5 million. Also, in the first quarter of 2003 we acquired 17.3 million shares of Banca Antonveneta in Italy thereby increasing our interest to 12.3%. This interest increased to 12.7% in December 2003 when we participated in the capital increase of Banca Antonveneta. Regarding our other interest in Italy, Capitalia, we purchased a further 53.4 million shares for EUR 119.5 million in October, increasing our interest to 9%. In France, we purchased the private bank Perronet Finance, including the remaining 70% of Fontenay Gestion (asset management) for EUR 31 million in April. Our interest in ABN AMRO Kazakhstan was increased to 80%, through the purchase of the 29% stake that was held by Kazkommertsbank for EUR 18 million. As a result of capital contribution, our interest in ABN AMRO Uzbekistan increased to 58%. On October 27, 2003, we acquired a 94.6% stake in the Brazilian bank, Banco Sudameris. This substantially enlarged our presence in one of our major home markets, Brazil. The purchase price of Banco Sudameris amounted to EUR 657 million, which was partly paid in cash (EUR 158 million) and partly by the issuance of 211.9 million shares of Banco ABN AMRO Real. In December 2003, ABN AMRO agreed to buy BethmannMaffei, a German private bank, for EUR 110 million.

     During 2003, we disposed of a number of non-core assets or entered into agreements to do so. In December 2003, we announced the sale of our U.S.-based Prime Brokerage Unit to the Union Bank of Switzerland. We also reached agreement on the sale of our Professional Brokerage business, also located in the U.S., to investment bank Merrill Lynch., Pierce, Fenner & Smith Incorporated. As was announced in 2002, we created a bancassurance joint venture with Delta Lloyd in the Netherlands to distribute insurance products through the Commercial & Consumer Clients Business Unit Netherlands. Delta Lloyd paid EUR 262.5 million and acquired a 51% interest in the joint venture and obtained management responsibility of our existing insurance activities in the Netherlands.

     In April and October of 2002, we increased our interest in Banca Antonveneta in Italy by a combined 4 million shares for EUR 66.8 million, so that our interest at the end of the year 2002 was 4.95%. In July 2002, we announced a 50:50 joint marketing alliance with Mellon Financial Corporation to provide global custody services to institutions around the world, with the exception of North America. This was the formalization of a marketing alliance in place since 1998. The joint venture will be domiciled in the Netherlands. Our total investment equals EUR 55 million. Also in July 2002, following the acquisition by Banca di Roma of the traditional banking activities and the remaining shares of Banco di Sicilia, the combined group was renamed Capitalia. The effect of these acquisitions was a dilution of our interest from 10.6% to 6.6% and our share of the net asset value decreased by EUR 121 million. In September 2002, we acquired a 58% stake in Artemis, a United Kingdom based asset management company for EUR 44 million. In October 2002, we acquired a German private bank, Delbrück & Co., for EUR 58.3 million as part of our strategy to grow the private banking franchise in Europe.

     In 2002, we completed the sale of a subsidiary in Lebanon, fully exiting this country. In addition, we sold our consumer mortgage business in Malaysia and consumer banking businesses in the Philippines, Greece and Colombia. We also sold a securities subsidiary in Egypt, an insurance company in Colombia and a global information technology subsidiary in Pakistan.

     In July 2001, we merged our Hungarian bank, ABN AMRO Magyar, with Belgian KBC Bank and Insurance Group’s Hungarian bank, Kereskedelmi és Hitelbank, in which we retained a 40% interest. The merger established a leading universal financial services provider under the name Kereskedelmi és Hitelbank, and the new entity ranks second in the Hungarian market in terms of total assets and market share. Also in July 2001, we acquired Marignan Investissements S.A., the fifth largest property developer in the French housing sector based on volume, for a purchase price of EUR 75 million. In November 2001, we acquired 99.7% of Banco do Estado de Paraiba S.A. for EUR 35 million in order to consolidate our presence in the Northeast region of Brazil. We also acquired, in December 2001, 49% of Banque Générale du Commerce based in Nice, France for EUR 59 million.

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

     In July 2001, we completed the sale of European American Bank to Citibank for $1.6 billion. Citibank also assumed $350 million of preferred share obligations. In addition, as part of our objective to allocate our resources to those markets generating the greatest benefits for our global network, we exited eleven countries and discontinued parts of our operations, mainly retail businesses, in a large number of other countries. We sold our consumer banking business in Argentina, Chile and Venezuela to Banco Galicia, BancBoston and Banco del Caribe, respectively. In 2001, we exited and sold our businesses in Aruba, Bahrain, Bolivia, Ecuador, Kenya, Morocco, Panama, Sri Lanka and Suriname. We also sold our brokerage businesses in Greece and our onshore business in the Netherlands Antilles, but offshore banking and trust activities will be continued.

B. Business Overview

   Overview

     We are a prominent international banking group offering a wide range of banking products and financial services on a global basis through our network of 3,718 offices and branches in 63 countries and territories as at year-end 2003. We are one of the largest banking groups in the world, with total consolidated assets of EUR 560.4 billion at December 31, 2003.

     We have three global Strategic Business Units, or SBUs: Consumer & Commercial Clients, Wholesale Clients and Private Clients & Asset Management. The Strategic Business Units have operations in 63 countries and territories and have the largest presence in our three “home markets”. We are the largest banking group in the Netherlands, we have a substantial presence in the Midwestern United States, as one of the largest foreign banking groups based on total assets held in the country, and we have a significant presence in Brazil.

     The Bank is the result of a merger, effective September 22, 1991, between Algemene Bank Nederland N.V. and Amsterdam-Rotterdam Bank N.V. Prior to the merger, these banks were, respectively, the largest and second-largest banks in the Netherlands. The Bank traces its origin to the formation of the “Nederlandsche Handel-Maatschappij, N.V”. in 1825 pursuant to a Dutch Royal Decree of 1824.

   Group Strategy

     ABN AMRO is a multi-regional bank with European roots and a clear focus on consumer and commercial banking, strongly supported by an international wholesale business. Our business mix gives us a competitive edge in our chosen markets and client segment.

     We aim to maximize value for our clients, while maximizing value for our shareholders as the ultimate proof of, and condition for, success.

      Starting from this base, our strategy for growing and strengthening the business is built on five key elements:

1. Creating value for clients by offering high-quality financial solutions which best meet their current needs and long-term goals.

2. Focusing on:

  consumer and commercial clients in our home markets of the Netherlands, the U.S. Midwest, Brazil and in selected growth markets around the world selected wholesale clients with an emphasis on Europe, and financial institutions private clients

3. Leveraging our advantages in products and people to benefit all our clients

4. Sharing expertise and operational excellence across the group

5. Creating ‘fuel for growth’ by allocating capital and talent according to the principles of Managing for Value (“MfV”), our value-based management model.

     We aim for sustainable growth which will benefit all our stakeholders: our clients, our shareholders, our employees, and society at large. Our ability to build sustainable relationships, both internally and externally, is crucially important in enabling us to achieve sustainable growth. A fundamental strength in building sustainable relationships is bringing global expertise and resources to bear through the combination of our local presence in many markets and being a large, international corporation.

      Serving clients

      Clients are the prime beneficiaries of our relationship approach. We serve them through our three SBUs:

  Consumer and Commercial Clients (“C&CC”): individual and corporate clients requiring day-to-day banking. The majority of such clients are in the Netherlands, the U.S. Midwest and Brazil, and in countries such as Greater China and India, where the business unit New Growth Markets (“BU NGM”) operates

  Wholesale Clients (“WCS”): major international corporations, with an emphasis on Europe, and financial institutions
  Private Clients and Asset Management (“PC&AM”): services for high net-worth individuals and institutional investors.

     Our growth strategy is to build on ABN AMRO’s strong positions in these core client areas, with an emphasis on asset gathering. Several events in 2003 illustrate this strategy within C&CC, WCS and PC&AM. These are discussed in more detail in the section “—Selected Recent Acquisitions and Dispositions”. We are also constantly seeking out new sources of growth. The BU NGM in C&CC is active in a number of emerging markets, including China and India, where attractive opportunities are opening up. In Europe, we are well positioned to capitalize on developments in the Italian banking market through strategic investments in Banca Antonveneta and Capitalia.

     The expansion and growing popularity of ABN AMRO’s internet banking services, 24-hour call centers and network of bankshops and advisory centers underpin our multi-channel client approach in the Netherlands and similar multi-channel approaches in the United States and Brazil. U.S. mortgage clients are similarly served through our retail branch network, relationships with a nationwide broker network and our mortgage.com internet platform.

     Elsewhere in the organization, the restructuring of WCS is beginning to bear fruit. Forming the new Financial Markets and Working Capital BUs and refocusing on core client relationships led directly to the improved financial performance seen in 2003.

     In addition to the Strategic Business Units, the Bank owns LeasePlan Corporation, which is an independently managed subsidiary.

      Managing For Value

     We have now implemented Managing for Value (“MfV”) throughout the organization. MfV is our instrument for allocating resources to where they earn the best long-term economic profit (net profit after tax less the risk-adjusted cost of capital) and measuring the results. We will continue to build on the successes MfV has brought us, allowing us to create further fuel for growth by optimally allocating key resources (capital and talent) to the businesses which generate the highest economic value.

STRATEGIC BUSINESS UNITS

     The following table indicates for 2003 the contribution made to total revenue, operating profit before taxes and risk-weighted total assets for Strategic Business Units C&CC and WCS, Business Units PC and AM, the Corporate Centre and LeasePlan Corporation, as well as the number of offices and branches for each unit.

Strategic Business Units	At or For the Year Ended December 31, 2003

	Total Revenue	Operating Profit Before Taxes	Risk Weighted Total Assets	Offices and Branches

	(in millions of EUR, except Offices and Branches)
Consumer & Commercial Clients SBU	10,538	3,248	142,359	3,331
Wholesale Clients SBU	5,293	503	61,554	145
Private Clients BU	937	176	6,027	87
Asset Management BU	496	101	695	34
Corporate Centre	716	643	2,951	0
LeasePlan Corporation	813	247	10,190	121

Total	18,793	4,918	223,776	3,718

     For more detailed information, including a geographic breakdown, see “Item 5. Operating and Financial Review and Prospects—Operating Results”.

Consumer & Commercial Clients Strategic Business Unit

     The Consumer & Commercial Clients SBU (“C&CC”) serves the bank’s approximately 20 million consumer clients and small to medium size enterprise clients in the Netherlands, the Midwestern United States and Brazil. These are our home markets where we have a leading franchise and are native by virtue of operating with local staff through well-known local names. Our consumer and commercial banking activities in new growth markets in Asia and in Europe are part of C&CC, as are Bouwfonds, ABN AMRO’s property development and financing subsidiary, and our strategic participations in Capitalia and Banca Antonveneta in Italy.

     C&CC’s prominence in a range of markets gives it considerable scope for economies of scale and the advantage of exploiting synergies between businesses. We are pursuing these opportunities through a number of knowledge sharing initiatives.

     In order to increase recognition as members of the same group, sharing identical corporate values and business principles, our two major North American subsidiaries, LaSalle Bank and Standard Federal Bank, have taken part in a re-branding exercise in which ABN AMRO’s logo, the green and yellow shield, is used world-wide as the common feature for major brands of the group. The strong local brand names will be maintained and the green and yellow shield will add the power of a strong global brand, symbolizing expertise, solidity and sustainability.

     In 2001, NGM developed Van Gogh Preferred Banking (“VGPB”). VGPB is a relationship banking approach for affluent customers, professionals and business owners. It offers superior customer value in sales, service and fulfillment in banking and non-banking products and services. VGPB customers enjoy the undivided attention and personalized service of a dedicated Relationship Manager whose focus is to anticipate and provide for the client’s every financial need. Our preferred customers also receive high yield products and services such as the Wealth Management Account and Comprehensive Financial Planning.

     VGPB was introduced through a pilot in Bangalore, India in November 2001 and was then formally launched in Taiwan in 2002. The launches were well received by clients and the concept spread rapidly. We have introduced VGPB into Hong Kong, Mainland China, Pakistan, Saudi Arabia (through Saudi Hollandi Bank), Singapore and the United Arab Emirates. BU Brazil intends to open its first VGPB branch in 2004.

The Netherlands

     The BU Netherlands (“BU NL”) has almost 4.6 million consumer clients, over 300,000 small to medium size enterprise clients and around 3,000 corporate clients as at December 31, 2003. This makes ABN AMRO one of the leading banks in the Netherlands. The bank reaches its clients through a network of 80 advisory branches, 5 dedicated corporate client units, 570 bankshops, and 400 stand-alone ATMs as well as through the integrated call centers and internet channels.

     The BU NL’s key competitive advantage lies with up-scale consumers and mid-size and corporate enterprises. These groups are supplemented by strong positions in mass consumer and small companies markets which are an essential part of our strategy since they support the brand, create economies of scale, and are sources of growth in the main target client groups.

     BU NL introduced a new governance model with three value centers corresponding to client groups: Retail, Advice and Corporate Clients. The aim has been to make customer orientation an integral part of our governance and to strengthen the relationships with our clients. Our emphasis on helping clients to achieve their goals is summed up in our new slogan: ‘It starts with ambition.’

     BU NL offers clients the full range of banking, investment and insurance products. In 2003, we established a joint venture with Delta Lloyd so our clients could benefit from the insurance expertise of Delta Lloyd. We are also looking at opportunities to streamline the organization, improve efficiency and ensure the focus on our core competencies: servicing clients and distributing financial services which help clients to realize their ambitions.

     The multi-channel service concept launched in 2001 is now up and running. It offers Dutch ABN AMRO clients a full range of financial services, 24 hours a day, 7 days a week. The client’s needs can be met via internet, call centers or branches. The number of clients using our Internet Banking service passed one million in March 2003. The BU NL also launched Mobile Banking, allowing clients to access account information and make transactions over their mobile phones.

     The emphasis is on strengthening the relationship with our clients. We are confident of achieving this by upgrading our propositions to our target client groups and therefore encouraging them to use ABN AMRO as their primary bank more often. Establishing a high performance culture among our employees will bolster these initiatives. We believe rising client satisfaction is likely to increase the opportunities for cross-selling in 2004.

North America

     The Business Unit North America (“BU NA”) operates from its base in the U.S. Midwest through two brands: LaSalle Bank in Illinois and Standard Federal Bank in Michigan.

     This combination serves 4 million clients through 406 branches in the Midwest and with additional commercial offices throughout the remainder of the US. Our combined U.S. consumer and commercial banking operations are the second largest in the U.S. Midwest while we are the thirteenth largest in the United States by assets and the fifteenth largest in terms of deposit base as at December 31, 2003. This makes ABN AMRO the second largest foreign banking group in the United States.

     BU NA serves middle market and small commercial customers as well as retail customers in the U.S. Midwest. We offer customers four main services: commercial banking, retail banking, mortgage banking and capital markets services.

     Our commercial banking business serves middle market and small business customers from Chicago and Michigan as well as regional offices in 13 other cities, predominantly in the U.S. Midwest. We offer a full line of services including lending, cash management, foreign exchange, treasury and advisory services. In addition, we provide our clients with commercial real estate lending, asset-based lending and leasing services on a national scale. The U.S. clients also benefit from access to the full range of products and services offered through the global network of ABN AMRO, such as trade services, foreign exchange, and international payments.

     The retail banking business serves consumer clients and small businesses through the retail branch network in our two U.S. regional markets. We provide the full range of retail banking services including savings and investments, home mortgages and consumer lending. Through our Wealth Management Group we also serve high-net worth individuals. Based on deposits, we rank number two in Illinois and number one in Michigan.

     ABN AMRO Mortgage Group, our mortgage subsidiary, has given us a leading position in the U.S. mortgage banking business. In 2003, we originated EUR 108 billion or USD 123 billion of home mortgages, exceeding our previous record of EUR 104 billion or USD 119 billion. ABN AMRO Mortgage Group’s mortgage servicing portfolio also reached record levels in 2003, exceeding the EUR 175 billion or USD 200 billion level.

     Capital Markets & Trust’s activities include broker/dealer services, derivative sales and management of the bank’s investment portfolio. We also act as trustee for collateralized debt obligations, asset-backed securitizations and retail and commercial mortgage-backed securitizations. We are the world’s second largest trustee for collateralized debt obligations, servicing nearly EUR 10 billion or USD 12 billion in 2003. Capital Markets also develops funding vehicles such as brokered certificates of deposit and medium-term note programs for ABN AMRO and our clients.

     In 2003, LaSalle Bank and Standard Federal Bank adopted the green and yellow shield logo of ABN AMRO. This is part of ABN AMRO’s global effort to establish a common look and feel for its major brands. Consolidating the look and feel globally will result in increased recognition and efficiencies for the group, positioning us better to enter new markets. Maintaining our local brand names allows us to leverage our longstanding reputation and strong identity in our markets.

     The prime objective in 2004 is to increase the number of client relationships and to enhance the value of each relationship. Our organization and targets are designed to achieve this across retail, commercial and national clients. A recent realignment of the organization has equipped our businesses well to improve their market position.

   Brazil

     ABN AMRO is one of the major providers of financial services in Brazil, operating under the Banco ABN AMRO Real brand as a universal bank offering commercial and retail banking products to a diverse consumer and commercial base.

     ABN AMRO has consistently expanded in the country, mainly through strong organic growth, since the acquisition of Banco Real in 1998. The loan portfolio has increased on average by more than 20% a year. The distribution network continues to expand, growing from 1,539 in December 2000 to 1,607 branches and mini-branches in December 2003.

     In 2003, ABN AMRO significantly reinforced its position in the local market by acquiring Banco Sudameris. This bank has a strong presence in the economically powerful southeast of Brazil, which accounts for more than half of the country’s gross domestic product. The acquisition of Banco Sudameris, which was completed in October 2003, made ABN AMRO the third largest Brazilian privately owned bank by deposits and the fourth by assets and loans as at December 31, 2003. Additionally, the acquisition of Banco Sudameris provided ABN AMRO with a well-located network of 294 branches and access to some 700,000 clients of whom a significant number are high-net worth clients.

     The integration of Banco Sudameris has proceeded well. Including Banco Sudameris, we now service approximately 8.3 million clients, in all segments, through a nationwide network of 1,947 branches and mini-branches.

     Our C&CC business in Brazil focuses on being one of the most efficient and valued of the top league of large privately owned retail banks in Brazil. It provides a wide range of clients in different segments with the financial services they need to fulfill their ambitions.

     ABN AMRO’s strong competitive position in Brazil offers excellent potential for future growth in the consumer and commercial banking businesses. We are also a market leader in car finance through the Aymoré Financiamentos brand.

     We continuously aim to raise client satisfaction because it is the cornerstone of a successful relationship, and in 2003 we were able to increase our client satisfaction ratio for the third year in a row. In order to service better the needs and expectations of our clients and improve our product offering, we segmented the client base according to its profiles and needs.

     We also upgraded our channel offer, enabling clients to make secure transactions over our internet banking network, and further integrated all distribution channels. Clients can now receive the same products and services through distribution channels such as the internet, call centers and service outlets.

     Although the Brazilian economic environment improved during the year – the exchange rate was less volatile and confidence in the government’s commitment to the fiscal discipline grew – industrial production suffered. The expectation for 2004 is that growth will recover, accompanied by declining interest rates, lower inflation and improving demand for credit.

     Our prime objective for 2004 is to complete the integration of Banco Sudameris into Banco ABN AMRO Real, creating one bank by the end of the year and expanding its loan portfolio to offset the anticipated erosion of interest rate margins. Integration will generate the projected synergies and create a more competitive and flexible cost structure. Banco ABN AMRO Real will also continue to focus on further improving employee engagement, client satisfaction and client loyalty - which will enhance its brand.

   Rest of the World

     C&CC’s other operations include New Growth Markets, Bouwfonds and an aggregation of activities in other countries. The latter include our activities in Italy where we have a 9.0% stake in Capitalia and 12.7% in Banca Antonveneta, our stake in Kereskedelmi és Hitelbank in Hungary and Bank of Asia in Thailand.

      New Growth Markets

     In Asia, where BU NGM has a rapidly growing business, our strategic emphasis is on mass affluent banking. BU NGM has almost 2.5 million clients and operations in India and Greater China (mainland China, Hong Kong and Taiwan). We have a 40% stake in Saudi Hollandi Bank in Saudi Arabia and a controlling 81% interest in Bank of Asia in Thailand. In February 2004 it was announced that we intend to divest this stake in Bank of Asia. The divestment is being performed in light of on-going consolidation in the Thai retail banking market brought about by the introduction of the new Thai Financial Markets Masterplan. We remain committed to the Asian-Pacific markets as part of our multi-regional strategy and will maintain our branch presence in Thailand and continue to serve our corporate and institutional clients there, in line with our Asian strategy.

     In Europe, BU NGM has consumer and commercial banking activities in France and Belgium. We are also developing pan-European activities in pension services and mortgage securitization. BU NGM also includes our interest in Stater, an end-to-end service provider for the European mortgage market.

     Additionally, our Belgium-based International Diamond & Jewellery Group is a leading financier of the diamond and jewellery trade, serving more than 2,000 relationships worldwide.

     BU NGM will pursue consumer banking growth opportunities in Asia, concentrating on organic expansion of our business in India and Greater China in anticipation of the easing of regulatory restrictions. Acquisitions may also play a part in realizing our ambition of becoming one of the leading consumer banks in Asia.

      Bouwfonds

     Bouwfonds is the Netherlands’ largest real estate project developer based on volume as at December 31, 2003, a major provider of residential mortgages and also a property financing company with an international profile.

     The company’s strategy is to continue to be the leader in the Dutch residential home development market and to expand in other European markets in residential and commercial property development. Bouwfonds also aims to expand its property finance activities both in the Netherlands and beyond. In addition, the company intends to grow its property related asset management products and services aimed at private and institutional investors.

     We currently own 49.9% of Bouwfonds’ shares and receive approximately 100% of Bouwfonds’ revenues. Pursuant to our agreement to acquire Bouwfonds, we will have an option to acquire 100% of Bouwfonds’ shares as from December 31, 2004.

Wholesale Clients Strategic Business Unit

     Wholesale Clients (“WCS”) is a globally operating corporate and investment bank. We believe our strong client focus, global reach, integrated product offering and quality of service constitutes a world class offering.

     We provide a wide range of financing products and advisory services to meet the requirements and goals of a broad global client base. WCS is organized into Client and Product BUs to bring the best of the bank to clients worldwide. In tune with our client-led strategy, the client BUs spearhead WCS.

     Although our strategy is always evolving, it has not fundamentally changed since being introduced in 2001: WCS is a client-led, integrated wholesale unit with an emphasis on Europe, where we have particular critical mass in terms of clients, coverage and execution.

     Our clients are typically financial institutions and large companies in countries or regions where we have a strong presence, particularly leading local companies with cross-border requirements.

     We offer seamlessly integrated solutions by pooling three elements: the Client BUs’ understanding of our clients’ objectives; the Product BUs’ deep expertise and global reach; and the bank’s global capital market network.

     WCS is constantly improving its operations by increasing the share of annuity and flow products, making management and the allocation of people and capital more efficient, raising asset quality and transforming its infrastructure.

     During the year 2003, we also undertook a major upgrade of our MfV framework, incorporating advanced risk measurement into the performance assessment and embedding economic capital measures in all processes across WCS.

      Client BUs

      WCS has three Client BUs: Financial Institutions & Public sector; Global Specialised Industries; and Industrials. Each of these BUs is organized globally as a centre of excellence to deliver market-leading expertise to clients wherever they are.

     The Financial Institutions & Public sector BU focuses on banks, insurance companies, pension funds, central banks, financial sponsors, asset managers and the public sector.

     The Global Specialised Industries BU serves our clients in: telecommunications, media, technology and healthcare; and chemicals and integrated energy.

     Our Industrials BU includes: heavy industries (automotive, manufacturing, aerospace and defense); general industrials (construction/building materials, forestry, pulp and paper, support services and transport); and consumer clients (consumer goods).

      Product BUs

     Product expertise is concentrated in the following BUs: Financial Markets; Working Capital; Corporate Finance; Equities; and Private Equity.

     Financial Markets brings together wholesale debt capital raising, capital management and risk advisory services into a broad and integrated product range. We offer our corporate and institutional clients foreign exchange, money market and derivatives risk management services. Our specialized capital raising and structured financing teams structure and issue debt solutions, backed by strong research and a presence in more than 40 countries.

     Working Capital delivers cash management, clearing, trade and securities services to wholesale clients. We harness our expertise in treasury and liquidity management, custody and clearing, trade finance and financial markets to provide flexible, working capital solutions with the optimal balance between efficiency and risk.

     Corporate Finance is an integral part of the broad-based relationships that ABN AMRO develops with its clients. We provide strategic financial advice on mergers and acquisitions, including divestitures, spin-offs, strategic alliances and other corporate restructurings, coupled with a deep understanding of local conditions.

     Equities services are provided in primary and secondary markets. We are one of the leading houses in Europe and are particularly strong in the Netherlands, UK and the Nordic region (through our subsidiary Alfred Berg ABN AMRO). Our unique position in these highly competitive markets is combined with powerful distribution capabilities across Europe. We also offer global equity capital market services through our joint venture ABN AMRO Rothschild.

     Private Equity operates under the brand name ABN AMRO Capital. It is an international network of private equity teams and one of Europe’s leading private equity providers, focusing on the mid-sized buyout market.

      Global Network

     ABN AMRO’s global capital markets operations are principally in Amsterdam, Chicago, Hong Kong, London, New York, Singapore and Sydney. We are one of the largest European securities firms in terms of geographic spread, new issues activities, trading and placement volume and research. In the United States, ABN AMRO Inc trades and clears futures, securities and options and provides cross-border investment banking services.

     2003 saw the continuing rationalization of our geographic footprint, moving closer towards a global hub and spoke model with centralized operations and execution supporting local product and service delivery. In December 2003, we closed the sale of the U.S. prime brokerage part of this business to the Union Bank of Switzerland and in the same month we agreed to sell our U.S. professional brokerage operations to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

     In 2004, WCS will concentrate on five themes: strengthening revenue growth, for example by improving revenue from flow products; pursuing cost reduction, partly through new large-scale cost cutting measures; accelerating the expansion of Financial Markets, partly through derivatives and structured products; improving capital management, for instance by tight control of our RWA; and leveraging cross-SBU synergies.

Private Clients & Asset Management Strategic Business Unit

     Private Clients & Asset Management SBU (“PC&AM”) consists of the BU Private Clients and the BU Asset Management. BU Private Clients offers private banking services to wealthy individuals and families with investable assets of at least EUR 1 million. BU Asset Management provides mutual funds and handles investment mandates. These investment management products are distributed through financial intermediaries and offered to institutional clients directly.

   Private Clients

     Private Clients has a top ten position in the world of private banking (in terms of assets under administration (“AuA”)), with year-end 2003 AuA of EUR 102 billion (2002: EUR 96 billion).

     Strong net new assets in the Netherlands and France (through our local brands Banque NSMD and Banque OBC) have strengthened our number one market position in these two major European countries.

     In 2003, we announced the acquisition of BethmannMaffei, a private bank which dates back to 1748 and is based in the south of Germany. This transaction was completed in the first quarter of 2004 and will reinforce our position in Germany. BethmannMaffei will be merged with Delbrück & Co, another very well-established German private bank which we bought in 2002, to form Delbrück BethmannMaffei.

     In addition, we have a strong presence in Luxembourg, Miami, Singapore and Switzerland and our operations in newer markets such as the Asia Pacific region are showing signs of strong growth.

     Client satisfaction is key to our success. Our clients and their needs vary greatly. We therefore began to implement a segmented private banking offering of well-defined services tailored to our clients’ requirements and sources of wealth. The launch in September 2003 of the Sports Desk, which services successful athletes and other people in the sports world, exemplifies this approach. In the Netherlands, we introduced a new business model designed to deepen the relationship with our clients.

     Private Clients benefits from its close links with C&CC: people frequently move from the higher end of the consumer business to Private Clients. In addition, corporate clients and owners of small- and medium-sized companies are potential private banking customers.

     A distinguishing feature of our European private banking strategy has been to nourish local brands while giving them the support of a strong international institution. The rebranding of ABN AMRO recognized that clients have great confidence in their local brands and sought to maintain that trust while placing more emphasis on the group as a whole.

     Continental Europe is at the heart of our growth strategy and client engagement will continue to be the key to growth. We intend to amplify this basic approach by recruiting additional private bankers and sales staff, small acquisitions in important European markets, and accelerated harvesting of synergies with ABN AMRO in areas such as client migration (clients moving between ABN AMRO products and services), product development and distribution.

   Asset Management

     ABN AMRO has a truly global asset management business with EUR 156 billion (2002: EUR 150 billion) in specialist mandates and mutual funds. We operate in more than 30 countries across Europe, the Americas, Asia and Australia. Portfolio management is concentrated in six centers: Amsterdam, Atlanta, Chicago, Hong Kong, London and Singapore. We offer products in all major regions and asset classes, using an active investment style. An internationally coordinated investment process and a well-monitored risk management environment characterize our investment philosophy.

     Our growth strategy is mainly based on organic growth and partnerships, while also capitalizing on synergies within ABN AMRO. In 2003, Asset Management initiated partnerships with Aspis in Greece, Türk Ekonomi Bankasi in Turkey and Xiangcai Hefeng in China to capitalize on their local knowledge and/or distribution capacity.

     We reinforced our position in Norway by acquiring the asset management activities of Sparebank 1 Aktiv Forvaltning in February 2004, while our position in Brazil was strengthened by the acquisition of the asset management business of Banco Sudameris in October 2003. We also opened a new unit in India to exploit C&CC’s and Private Clients’ distribution channels there.

     To get a clearer picture of how and where value is created, we have introduced a new management information system which provides information on the retail, institutional and private client segments along with information by geography.

     Asset Management’s products are distributed directly to institutional clients such as central banks, pension funds, insurance companies and leading charities. The funds for private investors are distributed through ABN AMRO’s consumer and private banking arms, as well as third party distributors. Our institutional client business represents just over half of the assets managed, the fund business comprises almost 40%, and the remainder is in discretionary portfolios managed for Private Clients.

     ABN AMRO Trust provides professional management and trust services to a global client base from seven centers across the globe, applying very high compliance and risk management standards.

     BU Asset Management aims to take full advantage of the expected increase in investment management services, especially in Europe where a considerable growth is anticipated in an already large mutual fund market. In the United States, we are also building on the opportunities presented by our asset management operations, Montag & Caldwell in Atlanta and ABN AMRO Asset Management in Chicago.

     In 2004, Asset Management will focus on establishing a framework for sustained growth. Our middle and back-offices will be modernized by optimizing operational efficiency, operational risk management and the quality of our customer service and support. We intend to outsource our investment administration and operations activities as much as possible. Realizing synergies from closer cooperation with other parts of ABN AMRO and forming new partnerships are also among the opportunities identified. We are determined to keep a clear focus on clients in deciding our investment product range and to be ambitious about our investment performance.

Corporate Centre

     The Corporate Centre provides guidance on corporate strategy and supports its implementation in accordance with our Managing for Value principles. It is very active in encouraging the application of ABN AMRO’s Corporate Values and Business Principles throughout the bank. It aims to be a centre of excellence, exploring value creating capabilities and helping SBUs meet their objectives, while balancing the interests of the SBUs and the bank as a whole. In so doing, Corporate Centre promotes our global brand name and the combined strength of the group as one bank.

      This translates into three roles:

  Governance: the Corporate Centre enables the company to exist as a single legal entity and is responsible for corporate governance. It is in charge of compliance with regulatory and legal requirements, including compiling and reporting financial statements;

  Influencing and policy making: the Corporate Centre adds value by assisting in the implementation of the Managing Board’s strategic guidance. It designs, implements and monitors standards and policies within which the SBUs work. It also monitors performance targets and progress towards reaching them, and provides expert advice and assistance in key areas; and

  Service provision: the Corporate Centre facilitates and exploits cross-SBU synergies by providing shared services in defined business areas for the group, in close cooperation with the SBUs.

      The Corporate Centre group functions include:

  Corporate Development: advises the Managing Board on the development of group strategy, including identification, analysis and development of mergers and acquisitions, and manages the portfolio of group businesses from a strategic perspective;

  Corporate Communications: manages external and internal communications and investor and press relations, and manages the Bank’s brand name;

  Group Audit: assesses and advises on adequacy of internal controls through independent audits;

  Group Finance: advises the Managing Board on MfV, monitors the overall financial position, and reports to regulators and shareholders;

  Group Risk Management: develops and approves high level risk policy, approves risk exposures, manages inter-SBU risk issues and conducts daily management of all independent risk functions for WCS;

  Group Organisation & Standards: is primarily responsible at group level for setting policies, standards and procedures for the Bank’s processes. The objective is to enhance efficiency, mitigate risks and contribute to cost control;

  European Union Affairs & Market Infrastructure: represents ABN AMRO’s interests through the EU Liaison Office and links market infrastructure developments in the payments and securities industry with the internal strategy development;

  Group Human Resources: advises the Managing Board on people aspects of the strategy, advises on and supports corporate policy in executive development and leadership development, and develops frameworks and guidelines on important HR areas for global use by all SBUs, including a bank-wide centralized HR framework;

  Group Legal & Compliance: sets and maintains standards, policies and guidelines for the whole legal and compliance function within ABN AMRO, handles corporate legal affairs, and renders legal services to the SBUs, meets the requirements of external legislation and regulations including those of national and supranational institutions and supervisors; and

  Economics Department: produces research to support policy and strategy, contributes to the risk management of the Bank, and provides economic and sectoral information, analyses and forecasts.

     In 2004, our chief aim is to further facilitate and contribute to realizing synergies between BUs, while remaining vigilant on cost control. Starting from the principles of MfV, Corporate Centre will continue in its role of driving the realization of the group’s strategy, as determined by the Managing Board.

      Group Shared Services

     Improving the effectiveness and efficiency of the services needed by many parts of ABN AMRO to serve clients competitively is central to meeting the bank’s strategic objectives. At the end of 2003, the Managing Board therefore committed to establishing Group Shared Services (“GSS”) as a natural extension of existing (S)BU initiatives on shared services delivery. GSS formally came into existence on January 1, 2004, but its operations will build up during the year.

      The vision behind GSS is that it will:

  Drive the transformation of bank-wide services delivery further, aiming to get into the top quartile of the market, measured by operational excellence;

  Deliver defined contributions to (S)BU goals in client satisfaction, economic value and service quality;

  Deliver significant value through shared services, strategic outsourcing and offshoring.

     GSS will benchmark its services externally and set out key performance indicators for all of them. Shared Service Units within GSS will deliver these services.

     To be eligible for inclusion in GSS, services must be used across multiple SBUs. The initial core is: ABN AMRO Central Enterprise Services, the offshore Shared Service Unit based in India; group-wide program management of IT infrastructure, development and maintenance; a European Payments Centre; global Procurement; and Human Resources shared services. Policy and standard setting will remain with the Corporate Centre.

      The SBUs will govern GSS through a GSS Board, and the Shared Service Units through specialist user forums.

LeasePlan Corporation

     LeasePlan Corporation , with its main brand LeasePlan, is the European market leader in operating car leasing and one of the world’s leading players in the fleet management market. Wholly owned by ABN AMRO, LeasePlan Corporation has a presence in 27 countries (21 countries in Europe, and in the United States, Brazil, Asia, Australia, New Zealand and South Africa). In addition, LeasePlan Corporation provides vehicle lifecycle asset management services for the automotive industry through QEK Global Solutions. QEK is active in the United States, the United Kingdom, the Netherlands and Australia.

     Worldwide, LeasePlan Corporation companies employ 7,211 employees. The companies managed a fleet of 1.2 million vehicles and a consolidated contract lease portfolio with a value of EUR 9.6 billion as at December 31, 2003. After adjustment for currency effects, this represented growth of 4.2% compared to 2002.

     LeasePlan Corporation aims for leadership in all its main markets and keeps opportunities for expansion in new countries under constant review. Its ambition is to provide value-added services to all segments in the automotive value chain.

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

   Employees

     At December 31, 2003, we had 110,201 full-time employees, an increase of 4,644 from December 31, 2002. Approximately 12,000 of these employees hold managerial and executive positions. A breakdown of employees by business unit and for LeasePlan Corporation at December 31, 2003, 2002 and 2001 is set forth in “Item 5. Operating and Financial Review and Prospects—Operating Results”.

     All of our employees in the Netherlands, other than senior management, are covered by one collective labor agreement which is periodically renegotiated. The current collective labor agreement expires on June 1, 2004.

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

     For our company, total capital consists of core capital (also referred to as Tier 1 capital) and secondary capital (also referred to as Tier 2 capital). We also are permitted to maintain an additional form of regulatory capital, Tier 3 capital, to support the market risks of financial instruments in our trading book and foreign exchange risk of all business activities. Tier 1 capital consists of shareholders’ equity and minority interests. Secondary or Tier 2 capital is divided into upper Tier 2 capital and lower Tier 2 capital. Upper Tier 2 capital consists of revaluation reserves and perpetual subordinated debt; lower Tier 2 capital consists mainly of long-term subordinated debt. Tier 3 capital consists of subordinated debt that has a minimum original maturity of at least two years, is not subject to redemption prior to maturity without the prior written consent of the Dutch Central Bank (other than in the event of a winding-up of the Bank) a nd is subject to a provision which provides that neither interest nor principal may be paid if, prior to or as a result of such payment, our Capital Adequacy Ratio would be less than the required minimum.

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

   Exposure Supervision

     The Dutch Central Bank has issued specific rules with respect to large exposures to a single borrower or group of interconnected borrowers or in relation to certain other businesses that involve a concentration of risk. Large exposures generally include all assets and off-balance sheet items of a credit institution with respect to a single borrower or a group of connected borrowers which exceed 10% of a credit institution’s total capital. Large exposures must be reported once every quarter to the Dutch Central Bank. There is a limit of 25% of total capital for a single large exposure being part of the banking book. Trading book positions may exceed this limit subject to additional solvency requirements. The aggregate amount of all large exposures of a credit institution may not exceed 800% of its total capital. In 2003, there were no exposures exceeding these thresholds.

     In addition, under the Solvency Guidelines, certain other exposures are limited as a percentage of total capital as follows: exposures to the Dutch central government, the Dutch local government and other central governments of the so-called “Zone A” countries*, which include the OECD* countries, have no limit; exposures to local governments of OECD countries are weighted at 50%; exposures to banks with a remaining maturity of up to or less

* The Member States of the European Community and all other countries which are full members of the Organization for Economic Cooperation and Development (“OECD”) and the countries which have concluded special borrowing arrangements with the International Monetary Fund (“IMF”) associated with the IMF’s General Arrangements to Borrow are considered “Zone A” countries. However, a country in the process of rescheduling its official external debt is excluded from this group for a period of five years. The “Zone A” countries currently comprise: Australia, Austria, Belgium, Canada, Czech Republic, Denmark, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Japan, Liechtenstein, Luxembourg, Mexico, Monaco, the Netherlands, New Zealand, Norway, Poland, Portugal, Puerto Rico, Saudi Arabia, Slovakia, South Korea, Spain, Sweden, Switzerland, Turkey, the United States and the United Kingdom.

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

  Supervision of the Securities and Investment Businesses

     The Bank is also subject to supervision of its activities in the securities business. The Act on the Supervision of the Securities Trade 1995, the “ASST 1995”, together with the decrees and regulations promulgated pursuant thereto, provide a comprehensive framework for the conduct of securities trading in or from the Netherlands. The

Netherlands Authority for the Financial Markets is charged by the Dutch Minister of Finance with supervision of the securities industry.

     The Bank and/or certain subsidiaries of the Bank are also active as managers and/or custodians of collective investment plans, which comprise both investment funds and investment companies. Collective investment plans are subject to supervision by the Dutch Central Bank and the Netherlands Authority for the Financial Markets.

Regulation in the European Union

     One of the pillars of the European Union (“EU”) is the establishment of a Single Market for capital, goods and services (including financial services). Under Single Market rules, corporations established in the EU can operate on an EU-wide basis under the rules and supervision of their country of establishment (home country control). In the financial services area the implementation of these principles have been governed by the Second Banking Directive for credit institutions and banking services and the Investment Services Directive for securities and investment business. Under those Directives, the Bank can offer banking and investment services on the basis of a single license (“European passport”) through the establishment of a branch or cross-border in all the EU countries.

     In order to improve the operation of the Single Market in financial services, the European Commission launched in 1999 an action plan with the aim of creating an integrated financial services market by 2005. The majority of the legislative acts had already been adopted and will need implementation into the national laws of EU Member States between 2003 and 2006.

     The Financial Conglomerates Directive stipulates that a single supervisory authority should be appointed to coordinate the overall supervision of a conglomerate which may involve many different authorities dealing with different parts of the conglomerate’s activities. The Bank is considered a financial conglomerate under the terms of the Directive. In relation to banking in particular, apart from the Second Banking Directive, the EU has also adopted rules for the winding up of credit institutions with branches in other EU countries, establishing that the winding up process will be subject to a single bankruptcy proceeding.

     In the area of securities’ legislation, the Market Abuse Directive prohibits market manipulation and insider dealing in all securities admitted to trading on an EU regulated market. The Prospectus Directive regulates the process and the disclosure requirements for public offerings in and admissions to trading on an EU regulated market of securities, allowing European public offerings with one single prospectus documentation. The Investment Services Directive is in the process of being amended to streamline supervision on the basis of home country control and enhance transparency of markets.

     In the area of asset management, the EU has enacted legislation for pension and investment products. On investment funds, there are two Directives, one regulating the product (e.g. types of assets in which to invest) and the second one giving management companies a “European passport” to operate throughout the EU. In the field of supplementary pensions, a Directive has liberalized the market for supplementary pension schemes by allowing pension providers to operate on an EU-wide basis and establishing “prudent person principles” for asset allocation.

     The EU is also introducing different mechanisms for enhanced cooperation and greater convergence in day-today regulation and supervision among national supervisory bodies. For securities this has already been done with the creation of the Committee of European Securities Regulators (“CESR”). In November 2003, the European Commission proposed to extend the role of CESR to investment funds and to create two new committees, the Committee of European Banking Supervisors (“CEBS”) and the Committee of European Insurance and Occupational Pensions Supervisors (“CEIOPS”).

     The European Commission has also presented an Action Plan on Company Law and Corporate Governance, reinforcing shareholder rights and transparency on corporate governance and is in the process of adopting rules to improve on-going disclosure requirements for listed companies.

     The European Commission will also present amended rules to modernize the EU Capital Adequacy Directive normally once there is an Accord in the Basel Committee on Banking Supervision.

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

C. Organizational Structure

      A list of our significant subsidiaries can be found in Note 47 to our consolidated financial statements.

D. Property, Plants and Equipment

     At December 31, 2003, we operated 612 offices and branches in the Netherlands and 3,106 offices and branches in 63 other countries. Of these offices and branches, 469 were in North America, 1,985 were in South and Central America, 366 were in Europe, 50 were in the Middle East and Africa and 236 were in the Asia/Pacific region. Approximately 52% of the offices and branches are owned by us and 48% are leased under long-term lease agreements.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion is based on, and should be read in conjunction with, our consolidated financial statements included elsewhere in this report. The consolidated financial statements are prepared in accordance with Dutch GAAP, which varies in certain significant respects from U.S. GAAP. For a discussion of the significant differences and a reconciliation of certain Dutch GAAP amounts to U.S. GAAP, see Note 45 to our consolidated financial statements.

Introduction

     Through the end of 2000, the Bank and its numerous subsidiaries were organized into three operating divisions: the Netherlands Division; the International Division; and the Investment Banking Division. On January 1, 2001, we reorganized our operating divisions into three global Strategic Business Units, or SBUs, organized along client lines. The three SBUs are the Consumer & Commercial Clients SBU, the Wholesale Clients SBU and the Private Clients & Asset Management SBU. These SBUs are discussed in this report under “Item 4. Information on the Company—Business Overview”. The Bank also owns LeasePlan Corporation N.V., an independently managed subsidiary.

     The Bank also has a Corporate Centre, which provides centralized supporting departments, such as Group Risk Management and Group Legal & Compliance, which service all three of our SBUs. The costs of shared services, such as legal advice, are allocated to the SBUs on a contractual basis. The costs of non-shared services, such as governance functions and standard and policy setting functions, are allocated to our SBUs based upon our internal management evaluations.

     Foreign currency exchange rate differences reduced shareholders’ equity by EUR 466 million at December 31, 2003, of which the depreciation of the U.S. dollar accounted for EUR 227 million. As at December 31, 2003 compared to as at December 31, 2002, the USD depreciated on average 16.7%. Risk weighted assets decreased EUR 5.8 billion in 2003 to EUR 223.8 billion. Foreign exchange decreases were EUR 17.3 billion of which EUR 14.2 billion is related to the U.S. dollar. Organic growth was EUR 11.5 billion. See “Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources” for a more detailed explanation of the effect of these movements on our capital ratios.

     Our earnings and business are affected by general economic conditions, the performance of the financial markets, interest rate levels, currency exchange rates, changes in laws, regulations and the policies of central banks, particularly the Dutch Central Bank, the European Central Bank, the Federal Reserve Board and the Brazilian Central Bank, and competitive factors, in each case on a global, regional and/or national basis. For instance, changes in general economic conditions, the performance of financial markets, interest rate levels and the policies and regulations of central banks may affect, positively or negatively, our financial performance by affecting the demand for our products and services, reducing the credit quality of borrowers and counterparties and putting pressure on our loan loss reserves, changing the interest rate margin realized by the Bank between our lending and borrowing costs, changing the value of our investment and trading portfolios and putting pressure on its risk management systems. Changes in currency rates, particularly in the USD-Euro exchange rate, affect earnings reported by our foreign operations, and may affect revenues earned from foreign exchange dealing. Changes in regulatory policies may significantly increase the cost of compliance.

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

Critical Accounting Policies

   Introduction

     Our financial statements have been prepared in conformity with Dutch GAAP. These accounting principles and the material variations from U.S. GAAP are described in more detail in Note 45 to our consolidated financial statements. Both sets of accounting principles require assumptions, estimates and judgments by management. The following is a brief description of the more critical judgment areas in the application of our accounting policies both under Dutch GAAP and U.S. GAAP.

   Allowance for Loan Losses

     Under both Dutch GAAP and U.S. GAAP, allowances for loan losses are made to reserve for estimated losses in outstanding loans for which there is any doubt about the borrower’s capacity to repay the principal. Allowances are determined through a combination of specific reviews, statistical modeling and estimates. Certain aspects require judgments at many levels in the organization, such as the identification of loans that are deteriorating, probability of default, the expected loss, the value of collateral and current economic conditions. Though we consider the allowances for loan losses to be adequate, the use of different estimates and assumptions could produce different allowances for loan losses, and amendments to the allowances may be required in the future, as a consequence of changes in the value of collateral, the amounts of cash to be received or other economic events. For a further discussion on our allowance for loan losses, see “ ;—Liquidity and Capital Resources—Selected Statistical Information—Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses—Provisioning Policy”.

   Fair Value of Financial Instruments

     Under both Dutch GAAP and U.S. GAAP, financial instruments, when required, are stated at fair value. Fair values are based on quoted market prices or, if not available, on internally developed pricing models fed by independently sourced market information. However, market information is often limited or even not available. In that case management applies judgment. Other factors that could affect estimates as well are incorrect model assumptions, market dislocations and unexpected correlation. Notwithstanding the judgment required in fair valuing, we believe our estimates of fair value are adequate. However, the use of different models or assumptions could result in changes in our reported results.

   Pension and Post-Retirement Benefits

     Under both Dutch GAAP, since January 1, 2002, and U.S. GAAP, significant pension and post-retirement benefit costs and credits are based on actuarial calculations. Inherent in these calculations are assumptions including discount rates, rate of salary increase and expected return on plan assets. Changes in pension and post retirement costs may occur in the future as a consequence of changes in interest rates, expected return on assets or other assumptions. For a further discussion on the underlying assumptions, see Note 13 to our consolidated financial statements.

   Goodwill

     Under U.S. GAAP, we have significant intangible assets related to goodwill. ABN AMRO records all assets and liabilities acquired in purchase acquisitions, including goodwill and other acquired intangibles, at fair value as required by SFAS 141. Goodwill and indefinite-lived assets are no longer amortized but are subject, at a minimum, to annual tests for impairment. Other intangible assets are amortized over their estimated useful lives using straight-line and accelerated methods, and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. The initial goodwill and other intangibles recorded and subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired asset will perform in the future using a discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determi ne over an extended timeframe. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions. Impairment is recognized earlier if indications exist and consequent evaluation warrants so.

   Mortgage Servicing Rights

     Mortgage servicing rights are carried at the lower of initial carrying value, adjusted for amortization, or fair value. Under Dutch GAAP, this includes deferred realized gains and losses on derivative hedges, while, under U.S. GAAP, this includes the SFAS 133 basis adjustments arising from fair value hedging.

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

     For a further discussion on our mortgage servicing rights, see Note 45(h) to our consolidated financial statements, and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Group Asset and Liability Management—Interest Rate Risk—Interest Rate Risk Associated with our Residential Mortgage Business in the United States”.

A. Operating Results

      Constant Foreign Exchange Rates

     Throughout the discussion of the operating results, the financial results and performance compared to the prior period, both in Euros and percentage terms, are given in Euros. We may also, where deemed significant, explain variances in terms of “constant foreign exchange rates” or “local currency”. Both “constant foreign exchange rates” and “local currency” exclude the effect of currency translation differences and is a non-Dutch GAAP financial measure which, unlike actual growth, cannot be derived directly from the information in the financial statements. “Local currency” performance is measured for single currency volume differences. Management assesses, in part, the underlying performance of our individual businesses by separating foreign exchange translation effects throughout the income statement so as to understand the underlying trend of the business performance. The adjustments relate in particular to the impact of fluctuations in exchange rates used in translating results reported by our business units in North America and Brazil in U.S. dollars and Brazilian real into Euros as well as the various currencies making up our Wholesale Clients Strategic Business Unit. Management believes that the exclusion of these items provides a better understanding of the underlying operational performance of our businesses during such periods. Fluctuations in exchange rates are outside of the control or influence of management and may distort the underlying operating performance of our businesses during the periods under review. External stakeholders, such as business analysts, also use these measures. However, we recognize that these measures should not be used in isolation and, accordingly, we begin with the comparable Dutch GAAP actual growth measures that reflect all the factors that affect our business in the reported performance sections of this release.

     We calculate the comparable constant foreign exchange rate performance by multiplying the local currency volumes over the period to be compared with the average monthly exchange rates of the previous period being compared. For example, the volumes of the year ended December 31, 2003 are multiplied by the average monthly exchange rates of 2002 to compare with the results of the 2002 on a constant basis.

      Presentation of Extraordinary Items

     As from January 1, 2003, the presentation of extraordinary items under Dutch GAAP has changed, whereby certain items formerly presented as extraordinary results are now classified within ordinary operations. This means that the 2002 extraordinary expense, to reflect the EUR 205 million net restructuring reserve recorded to close the U.S. domestic equities and corporate finance businesses, has been reclassified as EUR 325 million into operating expenses with the EUR 120 million accompanying tax benefit being reclassified into taxes. Because the change in Dutch GAAP does not affect 2001, the extraordinary results after taxes are still presented as such. This represents a EUR 962 million profit realized on the 2001 sale of European American Bank offset by a EUR 95 million after tax addition to the restructuring reserve, established in 2000 for redundancy payments relating to the “voluntary leaver premium” in the Netherlands.

   Financial Overview

     The following tables provide an overview of our total revenue, operating profit before taxes, total assets, risk-weighted assets and offices and branches by SBU and independent subsidiary for each of the years 2003, 2002 and 2001.

		For the Year Ended December 31,

	2003	2002	2001	2003	2002	2001

	Total Revenue			Operating Profit Before Taxes

			(in millions of EUR)
Consumer & Commercial Clients	10,538	10,382	10,203	3,248	2,783	2,347
Wholesale Clients	5,293	5,296	6,193	503	(324)	328
Private Clients	937	894	846	176	207	170
Asset Management	496	529	573	101	108	100
Corporate Centre	716	386	249	643	382	441

Subtotal	17,980	17,487	18,064	4,671	3,156	3,386
LeasePlan Corporation	813	793	770	247	232	227

Total	18,793	18,280	18,834	4,918	3,388	3,613

		At December 31,

	2003	2002	2001	2003	2002	2001

	Total Assets			Risk-Weighted Assets(1)

			(in millions of EUR)
Consumer & Commercial Clients	222,762	229,181	242,796	142,359	143,449	158,141
Wholesale Clients	249,865	238,703	294,711	61,554	67,236	95,171
Private Clients	16,143	16,134	15,821	6,027	6,104	6,121
Asset Management	911	866	832	695	647	408
Corporate Centre	59,987	60,559	32,712	2,951	1,986	3,530

Subtotal	549,668	545,443	586,872	213,586	219,422	263,371
LeasePlan Corporation	10,769	10,575	10,491	10,190	10,150	10,016

Total	560,437	556,018	597,363	223,776	229,572	273,387

(1)	Risk-weighted assets are the value of balance sheet assets and off-balance sheet items weighted for risk in accordance with applicable regulatory requirements.

		At December 31,

	2003	2002	2001	2003	2002	2001

	Full-Time Equivalent Staff			Offices and Branches

Consumer & Commercial Clients	77,799	71,340	73,736	3,331	3,078	3,180
Wholesale Clients	17,624	20,238	22,423	145	122	173
Private Clients	3,877	4,004	3,633	87	84	81
Asset Management	2,124	2,175	2,246	34	32	35
Corporate Centre	1,556	573	586	0	0	0

Subtotal	102,980	98,330	102,624	3,597	3,316	3,469
LeasePlan Corporation	7,221	7,227	7,306	121	130	103

Total	110,201	105,557	109,930	3,718	3,446	3,572

   Consolidated Results of Operations

      The following table sets forth selected information pertaining to the Group for the years 2003, 2002 and 2001.

Selected Consolidated Results of Operations	At or For the Year Ended December 31,

	2003	2002	2001

	(in millions of EUR, except Staff, Branches and Percentages)
Net interest revenue	9,723	9,845	10,090
Revenue from securities and participating interests	269	369	455
Net commissions	4,464	4,639	5,214
Results from financial transactions	1,993	1,477	1,552
Other revenue	2,344	1,950	1,523

Total revenue	18,793	18,280	18,834
Operating expenses	12,585	13,148	13,771
Provision for loan losses	1,274	1,695	1,426
Value adjustments to financial fixed assets	16	49	24

Operating profit before taxes	4,918	3,388	3,613
Taxes	1,503	973	998
Extraordinary results after taxes	0	0	867
Minority interests	254	208	252

Net profit	3,161	2,207	3,230

Total assets	560,437	556,018	597,363
Risk weighted assets	223,776	229,572	273,387
Full-time equivalent staff	110,201	105,557	109,930
Number of offices and branches	3,718	3,446	3,572
Efficiency ratio (in %)	67.0	71.9	73.1

     For 2003, net profit increased by EUR 954 million or 43.2% to EUR 3,161 million from EUR 2,207 million in 2002. The increase is due to a EUR 513 million or 2.8% improvement in revenues, a EUR 563 million or 4.3% decrease in operating expenses, a EUR 421 million or 24.8% decrease in provision for loan losses and a EUR 33 million reduction in value adjustments to financial fixed assets offset by a EUR 530 million or 54.5% increase in the tax charge and EUR 46 million or 22.1% increase in the amount accrued to third parties in respect of their minority interests in the Bank.

     As mentioned before, in 2003 the presentation of extraordinary items under Dutch GAAP has changed. This means that the 2002 extraordinary expense, reflecting the EUR 205 million net restructuring reserve recorded to close the U.S. domestic equities and corporate finance businesses, has been reclassified as EUR 325 million into operating expenses and the EUR 120 million accompanying tax benefit has been reclassified into taxes. Because the change in Dutch GAAP does not affect 2001, the extraordinary results after taxes are still presented as such. This represents a EUR 962 million profit realized on the 2001 sale of European American Bank offset by a EUR 95 million after tax addition to the restructuring reserve, established in 2000 for redundancy payments relating to the “voluntary leaver premium” in the Netherlands.

     For 2002, net profit decreased by EUR 1,023 million or 31.7% to EUR 2,207 million from EUR 3,230 million in 2001. This was due primarily to the EUR 962 million profit realized on the 2001 sale of European American Bank less the EUR 95 million after tax addition to the restructuring reserve, reflected under extraordinary results. Further reasons for the decrease were the EUR 269 million or 18.9% increase in provisions for loan losses and a EUR 25 million or 104.2% increase in losses under value adjustments to financial fixed assets. This is offset by the EUR 69 million or 1.4% improvement in the operating result and EUR 44 million or 17.5% decrease in the amount accrued to third parties in respect of their minority interests in the Bank.

     During 2003, total revenue increased by EUR 513 million or 2.8% to EUR 18,793 million as compared to EUR 18,280 million in 2002. The increase in revenues represents increased contribution from nearly every SBU. Most directly visible is the EUR 516 million or 34.9% increase in results from financial transactions as a result of more favorable trading conditions at our Wholesale Clients SBU leading to an increase of EUR 280 million and favorable results of U.S. dollar profit hedges in the Corporate Centre where an increase of EUR 216 million occurred. In addition other revenue increased EUR 394 million or 20.2% to EUR 2,344 million reflecting the growth in mortgage income from the Consumer & Commercial Clients SBU business unit in North America where other revenue increased EUR 341 million. This was offset by net commissions which decreased EUR 175 million or 3.8% to EUR 4,464 million, interest revenue which decreased EUR 122 million or 1.2% to 9,723 million and revenue from securities and participations which decreased EUR 100 million or 27.1% to EUR 269 million.

     Operating expenses decreased EUR 563 million or 4.3% to EUR 12,585 million in 2003 as compared to EUR 13,148 million in 2002. Of this decrease EUR 325 million represents the 2002 restructuring charge recorded to close the U.S. domestic equities and corporate finance businesses of our Wholesale Clients SBU.

     In 2003, most foreign currencies depreciated against the Euro, especially the U.S. dollar, which depreciated on average 16.7%. When eliminating this effect and comparing on a constant foreign exchange rate basis revenues increased by 13.8% and expenses increased by 4.8% compared to 2002. Accordingly net interest revenue would have increased 9.8% due to the Consumer and Commercial Clients business units in North America because of higher volumes of mortgages held-for-sale and Brazil because of higher interest rates and the Netherlands because of a favorable release from a securitization vehicle. Net commission revenue would have increased 4.9% predominantly from increased fees earned by our Wholesale Clients SBU. Results from financial transactions would have only increased by 28.3% after eliminating the favorable results from U.S. dollar profit hedges which would not have been realized at constant foreign exchange rates. Other revenue would have increased 37.6% primarily due to the U.S. dollar volume increase in revenue earned from the North American mortgage business. The 4.8% increase in expenses at constant foreign exchange rates were partially due to increased expenses relative to the increased volume from the North American mortgage business. In addition expenses increased in 2003 as a result a EUR 100 million restructuring charge in France, a EUR 75 million higher pension expense in the Netherlands, a EUR 63 million cost of the rebranding program and the impact in 2002 of a EUR 42 million release of a provision related to the 2001 sale of European American Bank, considered necessary at the time.

     During 2002, total revenues decreased by EUR 554 million or 2.9% to EUR 18,280 million as compared to EUR 18,834 million in 2001. Operating expenses decreased by EUR 623 million or 4.5% to EUR 13,148 million as compared to EUR 13,771 million in 2001. The decrease in 2002 revenues resulted from a EUR 575 million decrease in net commissions, a EUR 245 million decrease in net interest revenue, a EUR 75 million decrease in results from financial transactions and EUR 86 million under revenue from securities and participating interests largely due to difficult market conditions. This was partially offset by a EUR 427 million increase in other revenue, mainly due to our North American mortgage business. The decrease in 2002 operating expenses was due to a EUR 403 million decrease in staff costs, particularly salary and bonuses, and a EUR 594 million decrease in other administrative expenses due to lower automation expenditures, professional fees and commun ication charges. This was offset in part by a EUR 49 million increase in depreciation. If the impact of acquisitions and exchange rates are excluded, revenues increased 3.2% and expenses decreased 1.4%.

     Our efficiency ratio, which is operating expenses as a percentage of total revenue, improved to 67.0% from 71.9% in 2002 (or 70.1% excluding the reclassified EUR 325 million of restructuring costs out of extraordinary results in 2002). The efficiency ratio in 2001 was 73.1%. The reason for the improvement in the efficiency ratio is the above mentioned increase in revenues that outpaced the change in expenses due to cost control measures, both in Euros and on a constant foreign exchange rate basis.

     The provision for loan losses decreased by EUR 421 million or 24.8% to EUR 1,274 million in 2003 following improved economic conditions, especially in the United States, and following the large charges in 2002 for corporate defaults. In 2002 the provision for loan losses increased by EUR 269 million or 18.9% to EUR 1,695 million from EUR 1,426 million in 2001 due to an even greater amount of the aforementioned corporate defaults than were experienced in 2001, coupled with the continued impact of the difficult economic climate on our small and medium enterprise portfolio.

     After taking into account EUR 45 million of Preference Share and Convertible Preference Share dividends in 2003 compared to EUR 46 million in 2002, profit available for distribution to ordinary shareholders increased EUR 955 million or 44.2% to EUR 3,116 million. In 2002, after the EUR 46 million of Preference Share and Convertible Preference Share dividends, the profit available for distribution to ordinary shareholders decreased EUR 1,023 million to EUR 2,161 million from EUR 3,184 million. Net profit per Ordinary Share was EUR 1.94, EUR 1.39 and EUR 2.10 in 2003, 2002 and 2001, respectively.

      Net Interest Revenue

     In 2003, net interest revenue decreased by EUR 122 million or 1.2%. The prime contribution to this decrease was our Wholesale Clients SBU which decreased EUR 209 million or 9.9% as well as the Commercial & Consumer Clients business units North America and Brazil which decreased EUR 239 million or 9.1% and EUR 81 million or 5.8%, respectively. On a constant foreign exchange rate basis total interest income would have increased 9.8%. At our Wholesale Clients SBU this decrease would have been only 1.7% and is primarily caused by lower risk weighted assets. In North America, at constant foreign exchange rates, interest income increased 9.3% and was caused by higher volumes of mortgages held for sale and, to a lesser extent, by the 4.6% growth of the commercial loan book. In Brazil this increase was 17.3% and caused by organic growth and the acquisition of Sudameris. In addition, the Commercial & Consumer Clients business unit Netherlands increased EUR 281 million, explained by lower funding costs and EUR 120 million retained credit spreads from securitizations that were released, and Rest of the World increased EUR 18 million, of which the increase at our Bouwfonds subsidiary was EUR 108 million partly offset by EUR 57 million lower results from our New Growth Markets business unit. Interest income of the Corporate Centre increased EUR 100 million due to favorable asset and liability management income.

     The net interest margin in the geographic Netherlands decreased to 1.90% from 1.94% while the Consumer & Commercial Clients business unit Netherlands interest margin increased from 2.59% to 2.79%. The net interest margin in geographic North America was up slightly to 1.71% from 1.70% while the Consumer & Commercial Clients business unit North America interest margin increased to 2.74% from 2.68%. In geographic Brazil interest margins decreased to 12.6% in 2003, compared to 14.0% in 2002 and the Consumer & Commercial Clients business unit Brazil interest margin also decreased to 16.6% from 17.0%. The net interest margin is generally higher in Brazil due to its relatively high inflation.

     In 2002, net interest revenue declined by EUR 245 million or 2.4% to EUR 9,845 million as compared to 2001. The principal reason for the decrease in 2002 was the 6.1% decrease in the average balances of private and public sector loan portfolios, especially that of our Wholesale SBU where average risk weighted assets decreased 11.5% compared to 2001. The net interest margin in the Netherlands decreased to 1.94% from 2.06% in 2001. The net interest margin in North America increased in 2002 to 1.7% from 1.6% in 2001. Brazil also showed favorable loan portfolio growth, in local currency, and a slightly increased net interest margin of 14.0% in 2002, compared to 13.6% in 2001, which did not fully offset the unfavorable impact of currency depreciation.

      Revenue from Securities and Participating Interests

     Revenue from securities and participating interests decreased EUR 100 million or 27.1% to EUR 269 million in 2003. It consists of dividends received and results from the sales of shares held in the investment portfolio and participations valued using the net equity method. The primary contributors were lower results from the sale of participations at our Wholesale Clients SBU where the decrease was EUR 73 million following a higher level of profits from participation sales in 2002 and lower share in results from participations at the Consumer & Commercial Clients SBU of EUR 21 million.

     In 2002, revenue from securities and participating interests decreased EUR 86 million following the sale of several minority interests in 2001.

      Net Commissions

     In 2003, net commissions, which consist of revenue from payment services, securities, letters of credit and other financial guarantees and commissions generated from the sale of insurance policies, decreased by EUR 175 million, but when evaluating at constant foreign exchange rates they increased by 4.9%. The improvement on a constant foreign exchange rate basis was realized by improved market conditions. Half of this increase can be attributed to our Wholesale Clients SBU where the business unit financial markets showed an increase partly offset by lower commissions from securities and corporate finance work. The Consumer and Commercial Clients SBU was the next largest contributor, with 29.3%, where increases in the business unit Brazil and sub-business unit New Growth

Markets were partly offset by decreases at the business unit Netherlands. The Private Clients business unit contributed 22.9% of the increase, at constant foreign exchange rates, due to improved market conditions.

     In 2002, net commissions decreased by EUR 575 million or 11.0% to EUR 4,639 as compared to 2001. The decrease was mainly attributable to poor market conditions, which particularly affected securities commissions, which decreased by EUR 405 million or 24.2% in 2002.

      Results from Financial Transactions

     Results from financial transactions, which primarily result from trading on behalf of customers and reflect securities, foreign exchange and derivatives trading, including our own results from hedging our U.S. dollar profits, and results from private equity investments, increased by EUR 516 million or 34.9% to EUR 1,993 million. The increase caused by the U.S. dollar hedges was EUR 255 million. At constant foreign exchange rates the increase was 45.6%. However, if one eliminates the result from the U.S. dollar hedges, because at constant foreign exchange rates a lower profit would have resulted, the increase would have been 28.3%. The increase was 93% attributable to our Wholesale Clients SBU, which increased by EUR 388 million on the back of improved private equity results and foreign exchange dealing.

     Results from financial transactions decreased by EUR 75 million, or by 4.8% to EUR 1,477 million in 2002 compared to 2001. Results from financial transactions decreased primarily due to lower profits from securities and derivatives trading and private equity losses. These declines were partially offset by increased revenues from foreign exchange trading.

      Other Revenue

     In 2003, other revenue, which consists principally of results from mortgage banking activities, leasing activities, participating interests, insurance activities and securitizations, increased by EUR 394 million or 20.3%, to EUR 2,344 million. Adjusted for foreign exchange effects, the increase was 37.6%. Similar to 2002, our U.S. mortgage business, which is one of the largest originators of mortgage loans in the United States, contributed to this, as continued low interest rates resulted in higher levels of origination and revenue generated by mortgage servicing rights. This was partly offset by higher mortgage servicing right amortization, as lower interest rates accelerated prepayment in the first part of the year. See a detailed discussion of the mortgage origination business in our section on the Consumer & Commercial Clients Business Unit North America following.

     In 2002, other revenue increased by EUR 427 million or 28.0%. As in 2003, low interest rates in the United States in 2002 contributed to a larger volume of mortgage origination and mortgage servicing right income. This was the cause of EUR 679 million of the increase partly offset by lower results in 2002 following the higher mortgage servicing right amortization, as lower interest rates accelerate prepayment.

      Operating Expenses

     Operating expenses, which consist of staff costs, other administrative expenses and depreciation, decreased by EUR 563 million or 4.3% to EUR 12,585 million. This decrease was mainly the result of favorable currency effects. At constant foreign exchange rates, operating expenses would have increased 4.8%. When the restatement of the EUR 325 million in restructuring costs are excluded, the increase, at constant foreign exchange rates, would have been 7.4%. Of this 7.4% increase, the largest increase in expenses, about 55.8%, was attributable to the Consumer and Commercial Clients SBU where the business units North America and Brazil represented 42.5% and 16.3%, respectively, of the increase and are due to costs associated with the corresponding increase in activities. Another 21.5% of this cost increase can be attributed to the Wholesale Clients SBU, which also is due to increased activities.

     In 2003, staff costs decreased by EUR 327 million or 4.4% but on a constant foreign exchange rate basis staff costs increased by 4.2%. When the restatement of the EUR 157 million in restructuring costs applicable to staff costs are excluded the increase, at constant foreign exchange rates, would have been 6.5%. Of this increase 45.6% is due to the Consumer & Commercial Clients SBU and 36.1% due to the Corporate Centre. The increase at Consumer & Commercial Clients, 45.6% of the total increase, is due to the Business Unit North America, with 30.6%, related to staff costs associated with the high volume of mortgage origination, and also due to the Business Unit Brazil, with 22.6%, related to the acquisition of Sudameris which caused an increase of 6,206 full time equivalents, and related to a new labor agreement. This was partly offset by a decrease at the Business Unit Netherlands, accountable for 15.5% of the change, as a result of the “No Detours” program and the sale of our insurance activities. The full time equivalent staff number in the Netherlands in our Consumer & Commercial Clients SBU decreased by 1,739 to 21,417. Another 36.1% of the increased staff costs occurred in the Corporate Centre where the transfer of Risk and Audit staff from our Wholesale Clients SBU explains this increase. These changes were neutral to the Wholesale Clients SBU as they were charged back as administrative expenses from the Corporate Centre. Finally, the restructuring of our operations in France added operating expenses of EUR 100 million in 2003 of which EUR 54 million is for the Wholesale Clients SBU, EUR 32 million was for the Private Clients business unit and EUR 14 million for the New Growth Markets business unit.

     After the restatement of the 2002 figures, operating expenses decreased EUR 623 million or 4.5% in 2002 to EUR 13,148 million compared to EUR 13,771 million in 2001. The largest decrease under operating expenses was at other administrative expenses where automation costs, professional fees and communication charges were lower. In addition, lower salary and performance-related bonuses in our Wholesale Clients SBU also resulted in lower expenses. If the impact of acquisitions and exchange rates are excluded, the decrease was 1.4%.

     In 2002, staffing costs decreased by EUR 403 million to EUR 7,250 million. In 2001, staffing costs increased by EUR 193 million to EUR 7,653 million. The full-time equivalent workforce, including temporary staff, decreased by 4,373 during 2002 to 105,557 at December 31, 2002, after decreasing by 1,864 employees to 109,930 at December 31, 2001. During 2002, the major decrease in full-time equivalent staff was 2,396 or 3.2% realized in our Consumer & Commercial Clients SBU. There was a decrease of 3,821 or 14.2% in the Netherlands Business Unit, primarily from the restructuring started in 2000, offset by an increase of 1,022 or 4.9% at the Brazil Business Unit. Likewise, the decrease in the Wholesale Clients SBU was 2,185 or 9.7%. The decrease in staff costs is in spite of an increase in pension expense following the end of the Netherlands pension holiday. Staffing costs increased in 2001 but the full-time equivalent workforce decreased, partially as a result of the sale of EAB in the second half of 2001. During 2001, the full-time equivalent workforce in the Consumer & Commercial Clients SBU decreased by 2.8%. The Wholesale Clients SBU decreased its full-time workforce by 2.5%. These decreases were principally due to the closure or sale of our business in certain countries. The Private Clients & Asset Management SBU increased its full-time workforce by 11.5% largely due to the acquisition of Alleghany Asset Management.

      Provision for Loan Losses

     In 2003, provisions for loan losses decreased by EUR 421 million or 24.8% to EUR 1,274 million. Provisions for loan losses decreased particularly in the Wholesale Clients SBU by EUR 343 million or 46.2% almost completely attributable to the improved credit quality and the lesser impact of large corporate defaults. The Consumer & Commercial Clients SBU reflected an improvement of EUR 64 million or 7.3%. This improvement is explained by the Business Unit North America with an improvement of EUR 171 million or 35.8% and the Rest of the World which improved EUR 67 million or 90.5% assisted by recoveries at Bank of Asia (EUR 20 million) and Belgium (EUR 37 million following high provisioning in 2002). These improvements were offset by increased provisions for loan losses at the Business Unit Netherlands of EUR 109 million or 79.6%, due to the impact of the Dutch economic recession on the Small & Medium Enterprise loan book, and in Brazil by EUR 65 million or 33.7%. At constant foreign exchange rates the decrease in provision for loan losses would have been 14.0%.

     Provision for loan losses increased by EUR 269 million or 18.9% to EUR 1,695 million from EUR 1,426 million in 2001. The largest increase of the provision for loan losses was realized in the Wholesale Clients SBU where the increase was EUR 199 million following the impact of corporate failures, especially in the United States. At the Consumer & Commercial Clients SBU the increase in loan loss provisions was EUR 79 million due to the impact of the economic climate on our small and medium sized enterprise portfolio. The increase was EUR 29 million in the Netherlands and EUR 35 million in North America. In Brazil, the full provisioning of our USD-linked lease book led the local currency provision to increase but after the depreciation of the local currency the loan loss provision remained unchanged in Euros. The provision for developing countries was recorded in the Corporate Centre SBU and resulted in a charge of EUR 41 million in 2002.

     For further information concerning our loan loss provisioning policy, specific allowances for loan losses and country risk, fund for general banking risks and credit quality ratios, see “Item 3. Key Information—Selected Financial Data” and Notes 4, 14 and 34 to our consolidated financial statements.

      Value Adjustments to Financial Fixed Assets

     Value adjustments to financial fixed assets includes differences, both realized and unrealized, in the value of shares in the Bank’s investment portfolios arising from the changes in the stock market prices of these shares. In 2003, there was a net decrease of value adjustments to financial fixed assets of EUR 33 million to EUR 16 million compared to 2002 when there was a net increase of EUR 25 million compared to 2001.

      Income Taxes

     Income taxes on operating profit in 2003 increased EUR 530 million or 54.4%, from EUR 973 million to EUR 1,503 million, mainly due to increased pre-tax income. The effective tax rate was 30.6% in 2003 compared to 28.7% for 2002. The effective tax rate is affected by changes in the relative contributions to income from different countries as well as the level of tax exempt income. The increase in the tax ratio was primarily due to EUR 162 million higher taxes in Brazil regarding to the offshore U.S. dollar book (tax charge of EUR 61 million in 2003 compared to a tax credit of EUR 101 million in 2002), partly offset by increased available tax credits in the Wholesale Clients SBU. Income taxes on operating profit in 2002 increased EUR 95 million or 9.5% in 2002, from EUR 998 million to EUR 1,093 million, mainly due to increased pre-tax income. The effective tax rate was 29.4% in 2002 compared to 27.6% for 2001. The effective tax rate is affected by changes in the relative contributions to income from different countries as well as the level of tax exempt income.

      Minority Interests

     Minority interest increased by 22.1% from EUR 208 million in 2002 to EUR 254 million in 2003. This was mainly due to the increase of operating profit after taxes attributable to third parties in the Corporate Centre increasing by EUR 42 million, due to preferred shares issued in North America.

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

Results Of Operations By Strategic Business Unit

     Since January 1, 2001, the Bank has been operating under a structure that includes three Strategic Business Units, the Corporate Centre and an independently managed subsidiary, LeasePlan Corporation. The following discusses the results of operations of each Strategic Business Unit, the Corporate Centre and LeasePlan Corporation for years 2003, 2002 and 2001.

Consumer & Commercial Clients Strategic Business Unit

     The following table sets forth selected information pertaining to the Consumer & Commercial Clients SBU for the years 2003, 2002 and 2001.

Consumer & Commercial Clients SBU	At or For the Year Ended December 31,

	2003	2002	2001

	(in millions of EUR, except Staff, Branches and Percentages)
Net interest revenue	6,832	6,853	6,812
Net commissions	1,532	1,658	1,852
Results from financial transactions	241	226	272
Other revenue	1,933	1,645	1,267

Total revenue	10,538	10,382	10,203
Operating expenses	6,470	6,710	7,052
Provision for loan losses	817	881	802
Value adjustments to financial fixed assets	3	8	2

Operating profit before taxes	3,248	2,783	2,347
Taxes	1,081	744	584
Minority interests	27	21	99

Net profit	2,140	2,018	1,664

Total assets	222,762	229,181	242,796
Risk weighted assets	142,359	143,449	158,141
Full-time equivalent staff	77,799	71,340	73,736
Number of offices and branches	3,331	3,078	3,161
Efficiency ratio (in %)	61.4	64.6	69.1

     Net profit increased by EUR 122 million or 6.0% to EUR 2,140 million. Operating profit before tax in 2003 increased by EUR 465 million or 16.7% to EUR 3,248 million. The business unit North America contributed EUR 206 million of this increase due to lower provisions for loan losses and growth in the mortgage business. The business unit Netherlands had an increase of EUR 168 million as higher revenues more than offset higher loan loss provisions. Within the Rest of the World, the increase was EUR 70 million primarily due to revenue increases at the subsidiary Bouwfonds and lower loan loss provisions at the business unit New Growth Markets partly offset by decreased results from our Italian participations. The business unit Brazil contributed EUR 21 million of the increase as a result of high interest rates and volume growth. The growth in operating profit before taxes was offset by a EUR 337 million or 45.3% increase in the tax expense caused by high er pre-tax profits and the higher tax charge in Brazil for our offshore position following a large benefit in 2002.

     At constant foreign exchange rates, the net profit would have increased 22.9% and operating profit before tax would have increased 36.5%. The increase in net profit at the business unit North America contributed 86.1% of this increase on the back of our mortgage operations and due to lower provisions for loan losses. The business unit Netherlands contributed 30.8% of the increase due to higher revenues. The business unit Brazil, where the tax charge in total increased as mentioned before, had an offsetting impact of 28.1%.

     Total revenue in 2003 increased by EUR 156 million or 1.5% to EUR 10,538 million. Operating expenses decreased by EUR 240 million or 3.6% to EUR 6,470 million. As a result, the efficiency ratio improved to 61.4 in 2003 from 64.6 in 2002.

     Operating profit before tax in 2002 increased by EUR 436 million or 18.6% to EUR 2,783 million, principally due to favorable mortgage results in North America and lower expenses, offset in part by increased provisions for loan losses realized on small and medium enterprise loans in the Netherlands and North America as a result of the economic environment. Taxes in 2002 increased by EUR 160 million to EUR 744 million, as a result of higher operating profit before taxes. Minority interest decreased by EUR 78 million to EUR 21 million, which primarily reflects the transfer of presentation of dividends on preference shares issued in North America to Corporate Centre.

     Total revenue in 2002 increased by EUR 179 million or 1.8% to EUR 10,382. Operating expenses decreased by EUR 342 million or 4.8% to EUR 6,710 million. The efficiency ratio improved to 64.6 in 2002 from 69.1 in 2001.

      Net Interest Revenue

     Net interest revenue decreased in 2003 by EUR 21 million or 0.3 % to EUR 6,832 million. Increases of EUR 281 million at the business unit Netherlands and EUR 108 million at the Rest of the World subsidiary, Bouwfonds, offset decreases of EUR 239 million and EUR 81 million, respectively, at the business units North America and Brazil. The increase the business unit Netherlands was due primarily to lower cost of funding as result of growing savings accounts. In addition, EUR 120 million extra interest revenues was realized on Amstel Securitization, where credit spreads had been overaccrued since 1999. At Bouwfonds, the increase was partly due to the transferred MNF portfolio from the business unit Netherlands and partly due to improved margins and volumes on residential mortgages. The business unit Brazil represents 33.1% of this increase as high interest rates in the first half of the year were combined with loan volume growth in the second half of t he year. The business unit North America accounts for 28.2% of this increase as a result of the benefits of mortgages held for sale and growth in commercial lending combined with lower cost of funding due to an increase in the core deposit base.

     Total average assets decreased in 2003 by EUR 10.0 billion or 4.2 % as compared to 2002. Private sector loan volume decreased in 2003 slightly by 2.6% to EUR 168.1 billion as compared to 2002. Net interest revenue increased in 2002 by EUR 41 million or 0.6%. The increase was primarily due to higher average volumes and favorable spreads in the Netherlands. This was partially offset by foreign currency translation effects on North American and Brazilian interest revenues.

     Total average assets decreased in 2002 by EUR 10.4 billion or 6.4% as compared to 2001. Private sector loan volume increased in 2002 by 4.2% to EUR 172.5 billion as compared to 2001.

      Net Commissions

     The following table sets forth total net commissions and its components for the Consumer & Commercial Clients SBU for 2003, 2002 and 2001.

C&CC - Net commissions	For the Year Ended December 31,

	2003	2002	2001

	(in millions of EUR)
Payment services	867	979	1,018
Insurance	124	160	174
Securities	204	188	223
Guarantees	119	70	68
Other	218	261	369

Total net commissions	1,532	1,658	1,852

     Net commissions in 2003 decreased EUR 126 million or 7.6% to EUR 1,532 million. Payment services declined EUR 112 million or 11.4%. Apart from a decline in the Netherlands due to lower volumes of payment activities at reduced fees, the overall decrease can be attributed to foreign currency translation effects on North American and Brazilian operations. Insurance commission declined EUR 36 million or 22.5% compared to 2002, fully attributable to the sale of our insurance operations in the Netherlands in March 2003 to a joint venture with Delta Lloyd. At constant foreign exchange rates, commissions would have increased 4.0%. Retail growth at the business unit Brazil would have contributed 139.8% of this increase. Improved market conditions at the business unit New Growth Markets would have contributed 45.8% and increased commercial real estate activity at the business unit North America would have been responsible for 21.7%. All of this would be offset by the aforementioned declines at the business unit Netherlands.

     Securities commissions increased EUR 16 million or 8.5% as a reflection of increased demand for services by clients that was triggered by improved market conditions. Guarantees commission increased EUR 49 million or 70%, especially realized in Brazil due to a reclassification of revenue related to import financing from interest to guarantee commissions. Other commissions declined EUR 42 million or 16.1% compared to 2002. At constant foreign exchange rates, other commissions would have only declined by EUR 2 million.

     Net commissions in 2002 decreased EUR 194 million or 10.5% to EUR 1,658 million. Payment services declined EUR 39 million or 3.8% reflecting lower volumes of payment activity by clients. Insurance commission declined EUR 14 million or 8% compared to 2001 mainly due to continued lower sales in life insurance policies as a result of changes in tax regulations in the Netherlands.

     Securities commissions were EUR 35 million or 15.7% lower than in 2001, due to lower demand for services by clients as a result of poor market conditions. Other commissions declined EUR 108 million or 29.3% primarily due to EUR 44 million lower revenues from sales of a mortgage banking pool. In addition the 2001 amount includes EUR 21 million of revenue from a credit card business and EUR 11 million of commissions revenue from European American Bank that were sold in 2001 for which no like amount of revenue was reported in 2002.

      Results from Financial Transactions

     The following table sets forth total results from financial transactions and the principal components thereof for the Consumer & Commercial Clients SBU for 2003, 2002 and 2001.

C&CC – Results from financial transactions	For the Year Ended December 31,

	2003	2002	2001

	(in millions of EUR)
Securities trading	119	112	149
Foreign exchange dealing and other	122	114	123

Total results from financial transactions	241	226	272

     In 2003, results from financial transactions increased EUR 15 million or 6.6%. The increase under securities trading is due to the business unit North America, where profits were realized on fixed income products that benefited from the low rate environment and uncertainty in the equities markets. The increase under foreign exchange dealing and other was due to improved foreign exchange dealing in the business unit Brazil.

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

      Other Revenue

      Other revenue for the Consumer & Commercial Clients SBU can be broken down as follows:

C&CC – Other revenue	For the Year Ended December 31,

	2003	2002	2001

	(in millions of EUR)
Revenues from securities and participations	178	199	300
Mortgage banking activities	1,243	978	299
Property development	184	165	131
Insurance companies	146	209	205
Other	182	94	332

Total other revenues	1,933	1,645	1,276

     Other revenue for the Consumer & Commercial Clients SBU consists principally of revenue from our U.S. mortgage origination, securitization and servicing business. A second source of revenue is the results on project development of our subsidiary Bouwfonds, in the business unit Rest of the World. Thirdly, results from insurance subsidiaries are reported as other revenue. Lastly, revenue from securities and participating interests are presented here.

     Other revenue in 2003 increased EUR 288 million to EUR 1,933 million or 17.5%. The business unit North America experienced an increase of EUR 334 million for which increased revenues from the mortgage related business was EUR 265 million. For further discussion of the mortgage related business, see the North America section. Property development income increased EUR 19 million or 11.5% to EUR 184 million, as Bouwfonds was able to increase business volumes. Revenue from insurance subsidiaries decreased EUR 63 million following the sale by the business unit Netherlands of its insurance subsidiaries to a joint venture with Delta Lloyd. Revenue from securities and participations decreased EUR 21 million of which the EUR 111 million profit realized by the business unit Netherlands on its sale of the insurance business to the Delta Lloyd joint venture was offset by lower results from our participations in Saudi Arabia, Italy and Hungary and following the EUR 59 million profit from the sale in 2002 of a participation in Kredietbank Luxembourg.

     Other revenue in 2002 increased by EUR 378 million or 29.8%, mainly due to the continued favorable environment in North America for mortgage origination and related revenues. Participations showed lower results in 2002 in our participation in Capitalia compensated in part by higher results in our participations in Hungary and Saudi Arabia. A profit of EUR 59 million was realized through the sale of our participation in Kredietbank Luxembourg.

      Operating Expenses

     The following table sets forth operating expenses for the Consumer & Commercial Clients SBU for 2003, 2002 and 2001.

C&CC – Operating expenses	For the Year Ended December 31,

	2003	2002	2001

	(in millions of EUR)
Staff costs	3,606	3,811	3,997
Other administrative expenses	2,318	2,237	2,398
Depreciation	546	662	657

Total	6,470	6,710	7,052

     In 2003, operating expenses decreased EUR 240 million or 3.6% to EUR 6,470 million. The decrease per business unit was EUR 128 million in Brazil, EUR 49 million in North America, EUR 36 million in the Netherlands and EUR 27 million in the Rest of the World. However, at constant foreign exchange rates, operating expenses increased 7.9%, with 76.2% of this increase coming from the business unit North America, where costs associated with the increased mortgage volumes, as well as the cost of a rebranding initiative and move to a new building, were the main reasons. The business unit Brazil contributed 29.1% of this increase, as staff costs increased and also due to acquisition related expenses of Sudameris. The business unit Netherlands had EUR 36 million lower operating expenses primarily due to lower staff costs following the 2002 “No Detours” restructuring program.

     The EUR 205 million or 5.4% decrease of staff expenses is primarily caused by a EUR 73 million decrease at the business unit Netherlands following lower staff levels after the 2002 “No Detours” program. At constant foreign exchange rates staff costs increased 5.6%. 67.1% of this increase is due to the business unit North America because of an increase in headcount of 1,029 mainly in mortgage banking operations due to increased activity as well as higher compensation following improved performance. A further 49.6% of this increase is at the business unit Brazil in line with the growth of the business. The Rest of the World contributed 16.9% of the increase of which approximately half was at New Growth Markets, due to the EUR 14 million restructuring charge in France, and half was at Bouwfonds in line with the growth in activity.

     Other administrative expenses increased EUR 81 million or 3.6%. At constant foreign exchange rates other administrative expenses increased 17.2%. The business unit North America accounted for 61.8% of this increase.

This was mainly due to additional costs associated with the growth in the mortgage business and also due to EUR 36 million for the cost of rebranding and EUR 37 million cost of moving to a new technology and operations center. The business unit Netherlands accounted for 34.5% of the increase which was partly offset by lower depreciation and 11.8% of the increase came from the business unit Brazil, caused by integration cost of Sudameris.

     Depreciations decreased EUR 116 million or 17.5%, mainly at the business unit Netherlands due to the transfer of ownership of real estate and information technology assets to other (S)BU’s active in the Netherlands.

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

     At year-end 2003, the full-time equivalent workforce, including temporary staff, totaled 77,799 representing an increase of 6,459 or 9.1% as compared to 2002, of which more than 6,000 are attributable to the acquisition of Banco Sudameris in Brazil.

     At year-end 2002, the full-time equivalent workforce, including temporary staff, totaled 71,430, representing a decrease of 3.2% as compared to 2001.

      Provision for Loan Losses and Value Adjustments to Financial Fixed Assets

     In 2003, private sector loans decreased by EUR 4.4 billion or 2.6% to EUR 168.1 billion. The organic growth in the commercial portfolio in North America was more than offset by the currency translation effect of a weaker U.S. dollar against the Euro. The provision for loan losses decreased EUR 64 million or 7.3% in 2003. The decrease was EUR 171 million or 35.8% at the business unit North America as credit quality improved, especially in the commercial loan portfolio. At constant foreign exchange rates the decrease amounted to 22.7%. In the Rest of the World, loan losses decreased EUR 67 million following economic recovery in 2003 and high losses in 2002 at the business unit New Growth Markets in Belgium, Thailand and Taiwan. At the business unit Netherlands the increase was EUR 109 million, reflecting the recessionary climate in the Netherlands and its impact on program lending and the small and medium sized enterprise loan book. At the business unit Brazil the increase was EUR 64 million primarily due to the impact of high inflation and high interest rates on the consumer finance portfolio.

     In 2002, private sector loans decreased by EUR 8.4 billion or 4.6% to EUR 172.5 billion as a result of a stronger Euro compared to the U.S. dollar. The provision for loan losses increased in 2002 by EUR 79 million or 9.9%. Risk-weighted assets amounted to EUR 143.4 billion at year-end 2002, down 9.3% or EUR 14.7 billion from EUR 158.1 billion at the end of 2001.

     Value adjustments to financial fixed assets equaled EUR 3 million in 2003, reflecting a reduction of EUR 5 million compared to 2002.

     Value adjustments to financial fixed assets showed a loss of EUR 8 million in 2002, reflecting unrealized losses on shares held in our share investment portfolio compared to loss in 2001.

      Taxes

     Taxes in 2003 increased considerably with EUR 337 million to EUR 1,081 million or 45.3%. An increase of EUR 162 million is due to the impact of our offshore position in the business unit Brazil which in 2002 had a beneficial impact and in 2003 resulted in a charge of EUR 61 million. The remainder of the change is mostly due to the increase in operating profit before taxes.

     In 2002, taxes increased EUR 160 million or 27.4% to EUR 744 million as a result of higher operating profit before taxes and despite a tax benefit realized in Brazil. In 2001, we saw the reversed situation as compared to 2000, with taxes decreasing EUR 116 million or 16.6% to EUR 584 million. Operating result in 2001 was considerably lower and, consequently, taxes were lower as well.

      Minority Interests

     Minority interest in the Consumer & Commercial Clients SBU consists primarily of our operations in Brazil, France and Thailand. In 2003, the share of minority interest by third parties in operating profit after taxes increased EUR 6 million. The main reason for the increase was the increased minority interest in Brazil following the Banco Sudameris acquisition where the minority interest increased EUR 2 million. At the New Growth Markets, the improved results of the Bank of Asia subsidiary was the reason for the remaining increase.

     The decrease of EUR 78 million in minority interests in 2002 to EUR 21 million was primarily caused by the minority interest attributable to North America in 2001 being transferred and attributed to the Corporate Centre in 2002.

     Set forth below is a discussion of selected financial information for the business units of the Consumer & Commercial Clients Strategic Business Unit.

   The Netherlands

     The following table sets forth-selected information pertaining to the Netherlands Business Unit for years 2003, 2002 and 2001.

C&CC – BU The Netherlands	For the Year Ended December 31,

	2003	2002	2001

	(in millions of EUR)
Net interest revenue	2,604	2,323	2,102
Net commissions	579	650	697
Results from financial transactions	24	26	56
Other revenue	137	109	134

Total revenue	3,344	3,108	2,989
Operating expenses	2,519	2,554	2,596
Provision for loan losses	246	137	108
Value adjustments to financial fixed assets	2	8	1

Operating profit before taxes	577	409	284
Taxes	159	135	89
Minority interest	3	1	0

Net profit	415	273	195

     In 2003, the net profit of the business unit Netherlands improved EUR 142 million or 52.0% compared to 2002. This increase was mainly due to higher revenues and lower costs against higher provisions for loan losses.

     The increase in total revenue for 2003 of EUR 236 million or 7.6% to EUR 3,344 million was largely attributable to the EUR 120 million one-off release of an interest reserve from terminating a securitization vehicle and the EUR 111 million gain on the sale of our insurance activities to a joint venture with Delta Lloyd. Adjusted for non-recurring items, revenues were stable.

     The terminated securitization vehicle began in December 1999 and December 2000, when we transacted two traditional asset securitization programs for consumer loans, originally amounting to EUR 1.6 billion. The main objective for these programs was to obtain solvency relief. In order to achieve the desired rating for the notes issued by the relevant Special Purpose Vehicles (“SPVs”), the Bank had to provide credit enhancement. This credit enhancement consisted of (a) credit spreads, or future interest margin (interest received minus interest paid to the holders of the notes), and (b) a reserve account. The purpose of this credit enhancement was to create a principal deficiency ledger to absorb the first losses with respect to defaulted loans. We discovered in 2003 that within the SPV’s principal deficiency ledger, only the funding from the interest margin had taken place on a monthly basis. However, the principal deficiency ledger was never debited for defaulted loans. Rather these loan losses were erroneously charged against the loan loss allowance kept in the Bank itself instead of the SPV. Consequently, the balance of the principal deficiency ledger, consisting of accrued interest margin, was not zero, but overaccrued in the period from January 2000 through September 2003 equal to amount of EUR 120 million.

     The reported 12.1% increase in interest revenue was also positively impacted by structural changes in the interest allocation, an impact of EUR 130 million, whereby revision of the allocation of some client and internal accounts totaled EUR 77 million. Furthermore, the fall in short-term interest rates which had a stronger impact on liabilities than on assets contributed EUR 10 million. Our market share in savings continued to increase from 19.1% in 2002 to 19.9% in 2003. Lastly, the transfer of our subsidiary MNF to Bouwfonds negatively influenced interest revenue by EUR 57 million.

     Commissions in 2003 were EUR 71 million or 10.9% lower than 2002 as a result of EUR 36 million lower commissions on insurance activities following the sale of our insurance activities and the new commission structure agreement with the Delta Lloyd joint venture and a EUR 24 million decrease of payment commissions partly as a result of European Union regulations requiring EU payment traffic to be charged at the same rates as domestic transfers.

     Other revenue 2003 for the Netherlands Business Unit increased EUR 28 million to EUR 137 million as a result of the EUR 111 million gain on the sale of our insurance activities, partly offset by a EUR 64 million reduction of insurance results following the sale and a loss recorded at Interpay. Operating expenses 2003 were lower than 2002 by EUR 35 million or 1.4% as a result of EUR 73 million lower staff costs and EUR 95 million lower depreciation expenses against EUR 133 million higher administrative expenses.

     Staff costs went down EUR 73 million or 4.7% compared to 2002, as a result of 1,739 lower full time equivalent staff following the “No Detours” program in 2002, the sale of our insurance activities and lower temporary staff. At year-end 2003, the full-time equivalent workforce, including temporary staff, of business unit Netherlands totaled 21,417. These benefits were partly offset by higher staff costs due to the Collective Labor Agreement and pension costs.

     The EUR 133 million increase in administrative expenses was partly due to the transfer of fixed information technology (“IT”) assets to other Dutch (S)BU’s (EUR 56 million) and higher costs for housing, communication and Interbank charges against lower expenses of subsidiaries (de-consolidation of Insurance subsidiaries and MNF). Before 2003, the Dutch IT assets were part of the balance sheet of the BU Netherlands along with the related expenses (for example, depreciation). Before 2003, the BU Netherlands charged other business units for the use of the IT via internal settlements classified under other administrative expenses. In 2003, the Dutch IT assets were split over the (S)BU’s, which was as such cost neutral for all Dutch business units, but implied higher other administrative expenses at the business unit Netherlands offset by lower depreciation.

     Provisions in 2003 rose EUR 109 million or 79.6% to EUR 246 million. The rise reflected the recessionary economic climate in the Netherlands and its impact on program lending and the small and medium enterprise loan portfolio.

     The efficiency ratio, which is the ratio between expenses and revenues, improved from 82.2% in 2002 to 75.3% in 2003, due to the higher revenues and lower costs.

     In 2002, the results of the business unit Netherlands recovered from the decrease in 2001. Net profit in 2002 increased 40.0% to EUR 273 million. This increase was mainly due to higher revenues and lower costs against higher provisions for loan losses and higher taxes.

     The increase in total revenue for 2002 of 4.0% to EUR 3,108 million was largely attributable to 10.5% higher net interest revenues to EUR 2,323 million. The Business Unit Netherlands benefited significantly from higher interest revenues as a result of a revision of the allocation of some client accounts and internal accounts. Furthermore, interest income was higher due to the fall in short-term interest rates leading to lower funding costs, especially in the last quarter.

     Net commissions in 2002 of EUR 650 million were 6.7% lower than in 2001 primarily as a result of lower securities commissions due to a reduction in securities transactions reflecting the stock exchange climate. This was partly offset by higher insurance commissions.

     Results from financial transactions were EUR 30 million lower in 2002 due to reduced trading activities and lower results on foreign exchange trading.

     In 2002, other revenue for the business unit Netherlands decreased EUR 25 million or 18.7% to EUR 109 million, principally as a result of lower insurance revenues at the Dutch insurance subsidiaries and lower revenues from participating interests due to lower realized gains from divestments compared to 2001.

     The EUR 42 million or 1.6% decrease in operating expenses in 2002 largely stemmed from lower staff costs as a result of the staff reductions made in the “No Detours” program, along with lower administrative expenses, as a result from the aforementioned reduction in staff and tighter cost controls. The provisions for loan losses increased in 2002 by EUR 29 million or 26.9%. This reflected the weaker economic climate in the Netherlands. Value adjustments to financial fixed assets showed a loss of EUR 8 million in 2002, reflecting losses on shares.

     The efficiency ratio, which is the ratio between expenses and revenues, improved from 87% in 2001 to 82% in 2002, resulting from the higher revenues and lower costs.

     At year-end 2002, the full-time equivalent workforce, including temporary staff, of the Netherlands Business Unit totaled 23,156. Compared to December 2001 the full-time equivalent workforce decreased in 2002 by 3,821 as a result of the “No Detours” program.

   North America

     The following table sets forth selected information pertaining to the North America Business Unit for years 2003, 2002 and 2001.

C&CC – BU North America	For the Year Ended December 31,

	2003	2002	2001

	(in millions of EUR)
Net interest revenue	2,377	2,616	2,652
Net commissions	603	711	815
Results from financial transactions	152	153	133
Other revenue	1,373	1,038	652

Total revenue	4,505	4,518	4,252
Operating expenses	2,258	2,307	2,378
Provision for loan losses	306	477	442

Operating profit before taxes	1,941	1,734	1,432
Taxes	674	604	432
Minority interests	1	0	84

Net profit	1,266	1,130	916

     In 2003, the net profit of the business unit North America increased EUR 136 million or 12.0% to EUR 1,266 million. The North American business unit benefited from both the low interest rate environment, which drove the U.S. mortgage refinancing boom, and from an improved and more stable credit environment in 2003. Mortgage banking revenues increased by EUR 265 million from EUR 978 million to EUR 1,243 million for the year ended December 31, 2003. In addition, provisions for loan losses declined by EUR 171 million from EUR 477 million to EUR 306 million. Results of the North American business unit were significantly impacted by the decline of the U.S. dollar against the Euro (a decline of 16.7% in 2003). At constant foreign exchange rates net profit increased 33.3%. Similarly, while total revenues decreased by EUR 13 million or 0.3%, at constant foreign exchange rates, total revenue increased 19.4%. In addition, while operating expenses decreased EUR 49 million or 2.1%, at constant foreign exchange rates operating expenses increased by 17.5%.

     In 2003, the continued low interest rate environment in the United States resulted in unprecedented residential mortgage refinancing activity, driving a significant portion of the 19.4% increase (at constant foreign exchange rates) in BU North America’s total revenue. Approximately EUR 335 million or 32.3% of the increase in other revenue was attributable to mortgage banking activities (a 55.7% increase at constant foreign exchange rates). Low interest rates also benefited net interest income, which increased 9.4% at constant foreign exchange rates, and Results from Financial Transactions, including brokerage activities, which increased 19.3% at constant foreign exchange rates.

     Through our mortgage subsidiary, ABN AMRO Mortgage Group, Inc., the BU North America has a leading position in the national U.S. mortgage banking business. In 2003, we originated USD 123 billion or EUR 108 billion of home mortgages, equaling our previous record. BU North America’s mortgage servicing portfolio also reached record levels in 2003, exceeding the USD 200 billion or EUR 175 billion level. Growth in the mortgage servicing portfolio contributed to higher loan servicing fees. This improvement was augmented in the second half of 2003, as a decline in refinancing activity resulted in a decline in mortgage servicing right amortization, net of hedges, and a corresponding improvement in mortgage servicing revenue from EUR 112 million in 2002 to EUR 369 million in 2003. The mortgage servicing revenue and mortgage origination revenue, net of hedging activity, is included in other revenue and grew a combined EUR 265 million or 27.1% to EUR 1,243 million in 2003 from EUR 978 million in 2002. Using constant foreign exchange rates, this revenue increased by 52.9% year on year. See footnote 30 to the financial statements for a breakdown of the components of mortgage servicing revenue and mortgage origination revenues.

     Relative to 2002, the revenues of the commercial banking line of business increased by 11.1% at constant foreign exchange rates. This development was driven by three factors, 1) strong commercial real estate origination and sale activities recognized in Results from Financial Transactions, 2) a 23% increase in core commission income, included in Net Commissions, and 3) an 11% increase in loan commitments and related fee income, also in Net Commissions. It is noteworthy that loan commitments grew at a higher pace in the fourth quarter (2.6% quarter on quarter) compared to the rest of 2003. This positions the BU NA favorably to benefit from expected higher corporate funding needs in 2004.

     Revenues of the retail banking line of business were stable at constant foreign exchange rates. The consumer loan portfolio continued its rapid expansion (12.8% annualized) driven by volume gains in home equity loans. It is to be noted that the core deposit base grew by 4.6% in 2003 compared to 2002.

     Operating expenses decreased EUR 49 million or 2.1% compared to 2002, but at constant foreign exchange rates increased by 17.9%. A total of EUR 73 million was related to the rebranding project (EUR 36 million) and the opening of the new operations and technology center (EUR 37 million). The efficiency ratio improved slightly to 50.1%.

     Credit quality improved considerably throughout the year. Loan loss provisions fell by EUR 171 million or 35.8%, and at constant foreign exchange rates decreased 22.6% due to significant improvements in the credit quality of our commercial loan portfolio.

     Taxes increased EUR 70 million or 11.6%, largely as a result of the 11.9% increase in operating profit before taxes as the effective tax rate remained constant at 34.7%.

     In 2002, the business unit North America achieved an increase of EUR 214 million or 23.3% in net profit and EUR 302 million or 21.1% in operating profits before taxes as compared to 2001. The increase in 2002 reflected a EUR 302 million increase in non-interest revenue and a EUR 71 million decrease in operating expenses, partially offset by a EUR 36 million decrease in net interest revenue to EUR 2.6 billion and a EUR 35 million increase in provisions for loan losses. The primary reason for the 2002 increase in revenue was the higher volume of mortgage originations and the related fee income. The acquisition of Michigan National Corporation and the resulting operating synergies also contributed to the favorable result, offset in part by the decrease in operating profit contribution following the 2001 sale of European American Bank.

     Net interest income was favorably impacted by high mortgage loan held-for-sale balances. Net commissions in 2002 decreased EUR 104 million or 12.8% to EUR 711 million mainly due to the sale of European American Bank in 2001. Results from financial transactions in 2002 increased by EUR 20 million or 15.0% as compared to 2001 due largely to profits from the sale of retail oriented fixed income securities to broker-dealers. In 2002, other revenue for the North America Business Unit increased EUR 386 million to EUR 1,038 million, primarily due to the low U.S. interest rate environment during 2002 which led to a then record year for mortgage origination and related fee income. The specific increase from mortgage origination and related fee income was EUR 679 million.

     The EUR 71 million or 3.0% decrease in operating expenses was largely due to the favorable impact of foreign currency exchange rates partly offset by costs related to a then historically high volume of mortgage origination.

     The provision for loan losses increased in 2002 by EUR 35 million or 7.9% to EUR 477 million. The increase in the provision for loan losses resulted from deteriorating credit resulting from the economic slowdown.

      Minority interests declined to zero following the transfer and attribution of this interest to the Corporate Centre.

     At year-end 2003, the full-time equivalent workforce, including temporary staff, of the business unit North America totaled 19,356, an increase of 3.6% compared to 2002, which basically related to the increased mortgage activities. At year-end 2002, the full-time equivalent workforce totaled 18,680, an increase of 2.5% compared to 2001.

   Brazil

      The following table sets forth selected information pertaining to the Brazil Business Unit for years 2003, 2002 and 2001.

C&CC – BU Brazil	For the Year Ended December 31,

	2003	2002	2001

	(in millions of EUR)
Net interest revenue	1,304	1,385	1,520
Net commissions	214	175	226
Results from financial transactions	44	30	44
Other revenue	132	146	130

Total revenue	1,694	1,736	1,920
Operating expenses	1,071	1,199	1,290
Provision for loan losses	258	193	193

Operating profit before taxes	365	344	437
Taxes	147	(57)	39
Minority interests	12	10	9

Net profit	206	391	389

     Net profit of the business unit Brazil decreased EUR 185 million or 47.3% to EUR 206 million in 2003. The primary reason for the decrease was the EUR 204 million increase in tax expense. Operating profit before taxes increased EUR 21 million or 6.1% to EUR 365 million. At constant foreign exchange, rates the net profit would have decreased 35.5% and operating profit before taxes would have increased 37.5%.

     In 2003, the business unit Brazil had a good performance as compared to 2002, despite significant changes in the macroeconomic scenario. The new government was able to promote structural improvements, which are expected to have a positive impact in the long run. Short-term economic stability, however, was achieved at the price of maintaining a tight monetary policy, which precluded the expected growth. The Brazilian Real depreciated against the Euro by 17.4%, average 2003 versus average 2002. Average basic interest rate (“selic rate”) was cut from 25% p.a. in 2002 to 16.5% p.a. in 2003.

     The acquisition of Sudameris was finalized on October 24, 2003 and the integration started immediately. Eighteen working groups, comprised of employees of both institutions, have been set up to further manage the integration. Given the rapid pace of integration, cost synergies are expected to result in cost savings in 2004. The acquisition of Banco Sudameris, contributed EUR 71 million of revenues, EUR 47 million of operating expenses resulting in a net profit contribution of EUR 7 million in 2003.

     Total revenue decreased by EUR 42 million or 2.4% in 2003 to EUR 1,694 million. At constant foreign exchange rates total revenue would have increased 23.6% of which 59.4% was the increase in net interest revenue which benefited from higher short-term interest rates in the first half of the year and the asset growth in the second half of 2003. Another impact that generated a 24.6% increase in total revenue was the growth of commission revenues driven by retail banking and adjustments on client fees. A further increase of 10.9% was generated by the fact that local treasury successfully foresaw a future drop in rates and positioned itself accordingly, thus increasing results from financial transactions. Finally, the last 5.1% of the increase was obtained from higher results from the insurance business.

     Net interest revenue declined by 5.8% to EUR 1,304 million as a result of the negative exchange rate, but rose 17.3% in terms of local currency primarily attributable to higher short-term interest rates in the first half of the year and the asset growth in the second half of 2003. Net commissions increased EUR 39 million, but in terms of local currency increased 59.2%, partially associated with a significant pick-up in commissions driven by retail banking and adjustments on client fees. Results from financial transactions are EUR 14 million higher in 2003, primarily due to treasury positioning and market volatility. Other revenue was down EUR 14 million, but with positive variance in local currency of BRL 57 million due to a 27% increase in Insurance business.

     Operating expenses decreased EUR 128 million or 10.7% to EUR 1,071 million in 2003. At constant foreign exchange rates, operating expenses increased 12.4%. The increase was primarily driven by 17.6% higher staff costs as a result of the new collective labor agreement, the cost of integration of Sudameris, labor claims and voluntary benefits adjustments. In addition, other administrative expenses increased 8.4% mainly driven by increased rent expenses and advertisement expenses.

     Provisions increased EUR 65 million or 33.7% due to adverse economic conditions and an extra provision on the car loan portfolio. At constant foreign exchange rates, this increase would have been 70.2%.

     In 2003, taxes were affected by fewer tax credits available as the impact of our offshore position increased EUR 162 million to EUR 61 million tax charge compared to a tax benefit in 2002.

     In December 2003, the number of full-time equivalent workforce, including temporary staff, totaled 22,368 in the Brazil Business Unit (excluding Sudameris), an increase of 414 compared to 2002.

     In 2002, the net profit of the business unit Brazil was stable, despite the less favorable economic scenario than in 2001 as it increased EUR 2 million.

     Total revenue fell by 9.6% in 2002 to EUR 1,736 million and operating expenses were down 7.1% to EUR 1,199 million. The decrease in operating profits before taxes is largely attributable to the 23% depreciation of the average Brazilian Real/ Euro exchange rate in 2002 compared to 2001. At constant foreign exchange rates, revenues increased 24% mainly due to higher average volumes, in spite of a decreasing average spreads scenario while operating expenses increased 28%.

     Net interest revenue declined by 8.9% to EUR 1,385 million as a result of the negative foreign exchange effect, but rose 25% in terms of local currency, partially caused by higher average loan volumes. Net commissions decreased EUR 51 million, but increased 6% in terms of local currency, mainly because of higher auto loans production and associated fees charged. Results from financial transactions were EUR 14 million lower in 2002 primarily due to treasury positioning and market volatility. The treasury position and market volatility experienced in 2002 was largely in response to the uncertainty caused by the Brazilian presidential election. As a result of this uncertainty there was EUR 14 million lower profit realized on the trading and commercial net position. Other revenue was up by EUR 16 million, primarily due to successful sales campaigns in the insurance business.

     Operating expenses fell by 7.1% to EUR 1,199 million during the year. In local currency, operating expenses were up 28% primarily driven by (i) higher staff costs as a result of a new collective labor agreement, settling of labor claims, increased pension fund benefits and some other non-recurring items; (ii) higher other administrative expenses caused by institutional consulting services expenses; and (iii) higher fixed assets depreciation costs.

     Provision for loan losses in Euro was unchanged from 2001 at EUR 193 million. However, at constant foreign exchange rates, provisions increased by 37% mainly because of a charge to fully reserve the U.S. dollar linked car-leasing contracts.

     In 2002, the tax credit of EUR 57 million is mainly explained by the availability of tax credits following a recapitalization, along with the positive impact on the net tax position associated with the depreciation of Brazilian real against U.S. dollar.

     In 2002, there was no change on minority interests and accruals were consistent with 2001 as minority shareholders are entitled to about 2% of our profit after taxes. In 2001, minority interest decreased EUR 41 million to EUR 9 million following transactions to buy-out minority shareholders whereby their interest decreased from 12% to 3% on average.

     At year-end 2002, the number of full-time equivalent workforce, including temporary staff, totaled up 21,954 in the Brazil Business Unit, an increase of 1,022 compared to 2001.

   Rest of the World

     Business unit Rest of the World includes our operations in New Growth Markets (“NGM”: representing activities in France, Belgium, India, Saudi Arabia, Thailand (Bank of Asia), Hong Kong and Taiwan), Bouwfonds (Europe) and the Other participations (Italy and Hungary). The following table sets forth selected information pertaining to the operations of the Consumer & Commercial Clients SBU in the rest of the world for years 2003, 2002 and 2001.

C&CC – BU Rest of the World	For the Year Ended December 31,

	2003	2002	2001

	(in millions of EUR)
Net interest revenue	547	529	538
Net commissions	136	122	114
Results from financial transactions	21	17	39
Other revenue	291	352	351

Total revenue	995	1,020	1,042
Operating expenses	622	650	788
Provision for loan losses	7	74	59
Value adjustments to financial fixed assets	1	—	1

Operating profit before taxes	365	296	194
Taxes	101	62	24
Minority interests	11	10	6

Net profit	253	224	164

     In 2003, the operations of the Consumer & Commercial Clients SBU in the rest of the world experienced an increase of EUR 29 million or 12.9% in net profit compared to 2002. Both revenues and costs were lower than previous year’s levels and provision for loan losses were lower due to substantial releases of provisions in Belgium and Thailand. Taxes were higher due to a higher operating profit after provisions.

     Net interest revenue increased EUR 18 million or 3.4%. A decrease in Asia was more than offset by a higher result in Bouwfonds. Commissions increased EUR 14 million or 11.5%, mainly in Taiwan and India. Results from financial transactions increased EUR 4 million or 23.5%. Other revenue declined EUR 61 million or 17.3%. Better results in Bouwfonds on project development were more than offset by lower results from our participations in Saudi Arabia, Italy and Hungary.

     Operating expenses declined by EUR 28 million to EUR 622 million or 4.3%, which was realized through strict cost control. Also, exchange rate translation effects improved the cost level in Euro.

     The provision for loan losses decreased in 2003 by EUR 67 million or 90.5% to EUR 7 million. This decrease was due to the release of provisions in Belgium and Thailand, as mentioned above.

     In 2002, C&CC Rest of the World experienced an increase of EUR 60 million or 36.6% in net profit as compared to 2001. Revenues remained at almost the same level as in 2001 and the improvement was mainly realized through lower costs following the write-off of non-recurring costs related to an automated brokerage project in 2001 and through divestitures. A higher operating profit resulted in higher taxes as well as a higher share for minority interests.

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

     Set forth below is a discussion of selected financial information for the individual business units of the Rest of the World.

C&CC – Rest of the World – BU New Growth Markets	For the Year Ended December 31,

	2003	2002	2001

	(in millions of EUR)
Net interest revenue	244	301	311
Net commissions	116	104	96
Results from financial transactions	22	18	25
Other revenue	114	104	98

Total revenue	496	527	530
Operating expenses	365	384	428
Provision for loan losses	(1)	73	72
Value adjustments to financial fixed assets	1	—	—

Operating profit before taxes	131	70	30
Taxes	16	7	(7)
Minority interests	9	9	5

Net profit	106	54	32

     In 2003, New Growth Markets experienced an increase of EUR 52 million or 96.3% in net profit compared to 2002. The main reason was a EUR 74 million decrease in provisions for loan losses caused by lower provisions in Belgium of EUR 37 million, Greater China of EUR 16 million and a net release of EUR 20 million in provisions at our Bank of Asia subsidiary.

     Revenues decreased EUR 31 million or 5.9% primarily due to EUR 57 million lower interest income. 58% of this decrease is due to currency impact and the remaining decrease is due to the disposal of Lebanon and Greece at the end of 2002. This was offset by EUR 12 million higher commission revenue caused by increased credit card activity in Taiwan and India. Other revenue was EUR 10 million higher following the EUR 8 million profit from the sale of our participation in Finaref in France. At constant foreign exchange rates revenues increased 5.2%, mainly reflecting the strong growth of our retail activities in Asia.

     Operating expenses decreased EUR 19 million or 4.9% entirely due to currency impact and the above-mentioned sale of Greece and Lebanon. At constant foreign exchange rates, operating expenses would have increased 3.8%. The majority of this can be explained by the EUR 14 million restructuring expense for France.

      Taxes increased EUR 9 million in line with the increase in operating profit before taxes.

     Both revenues and costs were down from previous year’s levels (by 5.9% and 4.9% respectively), with provision for loan losses EUR 74 million lower due to substantial releases in Thailand and much lower provisioning in Belgium and Taiwan. In 2002, net profit at New Growth Markets increased EUR 22 million to EUR 54 million, which was due to lower expense levels. In 2001 the Pan European Banking and Brokerage initiative was stopped resulting in expenses equal to EUR 67 million being accrued for.

C&CC – Rest of the World – Bouwfonds(1)	For the Year Ended December 31,

	2003	2002	2001

	(in millions of EUR)
Net interest revenue	338	230	165
Net commissions	18	12	8
Results from financial transactions	0	(1)	(1)
Other revenue	190	169	132

Total revenue	546	410	304
Operating expenses	247	212	180
Provision for loan losses	6	1	0

Operating profit before taxes	293	197	124
Taxes	97	69	32
Minority interests	2	3	2

Net profit	194	125	90

(1)	The selected financial information presented in this table may differ from published financial statements of ABN AMRO Bouwfonds N.V., as the data above have been adjusted to reflect the elimination of intercompany transactions and the application of different local statutory accounting principles.

     In 2003, the net profit of Bouwfonds experienced an increase of EUR 69 million or 55.2% compared to 2002. The increase was driven by a EUR 108 million or 47.0% increase in interest revenue and a EUR 21 million or 12.4% increase in other revenue. The increase in interest revenue was for EUR 57 million due to the transfer of a loan portfolio, known as the MNF portfolio, from the business unit Netherlands to Bouwfonds. Another EUR 36 million was due to improved interest margins on residential mortgages, supported by continued low cost of funding. The increase in other revenue was due to increased property development results.

     Operating expenses increased EUR 35 million or 16.5% of which EUR 12 million was caused by the MNF portfolio transfer, including 65 full time equivalent staff (“FTE’s”). Staff salary and performance bonuses explain a further EUR 15 million of the increase. These were driven by an increase of 110 FTE’s, excluding the 65 FTE’s of MNF, from 1,317 at year-end 2002 to 1,492 at year-end 2003. Provisions for loan losses increased EUR 5 million due to a number of provisions taken in commercial mortgages. The tax expense increased EUR 27 million as a result of the higher operating profit before taxes.

     In 2002, the net profit of Bouwfonds was EUR 35 million or 38.9% higher than 2001. The increase was caused by a EUR 65 million or 39.4% increase in interest revenue and EUR 37 million or 28.0% increase in other revenue. The increase in interest income was primarily due to an increase in the total loan portfolio, which contributed EUR 36 million. Apart from this, an improved margin contributed EUR 29 million, owing to a strict control over the inflow of new mortgages, combined with low funding rates. The increase in other revenue was largely due to the French subsidiary Marignan, which was consolidated for a full year for the first time (in 2001 only for the second half of the year), contributing EUR 34 million in 2002 against EUR 15 million in 2001.

     In 2002 operating expenses increased EUR 32 million or 17.8% of which EUR 13 million was due to the acquisition of a French subsidiary, Marignan. The remaining increase was due to organic growth at Bouwfonds.

     The tax expense increased EUR 37 million in 2002 primarily as a result of higher operating profit before taxes and to a smaller extent (EUR 13 million) due to the absence of tax credits that were available in 2001.

C&CC – Rest of the World – Other	For the Year Ended December 31,

	2003	2002	2001

	(in millions of EUR)
Net interest revenue	(35)	(2)	62
Net commissions	2	6	10
Results from financial transactions	(1)	0	15
Other revenue	(13)	79	121

Total revenue	(47)	83	208
Operating expenses	10	54	180
Provision for loan losses	2	0	(13)
Value adjustments to financial fixed assets	0	0	1

Operating profit before taxes	(59)	29	40
Taxes	(12)	(14)	(1)
Minority interests	—	(2)	(1)

Net profit	(47)	45	42

     In 2003, the net profit of the other activities in rest of the world was EUR 91 million lower than 2002. The prime reason was negative revenue of EUR 47 million reflecting a decrease of EUR 130 million from 2002. Results from participations, under other revenue, decreased EUR 92 million of which Capitalia decreased EUR 2 million, Banco Antonveneta decreased EUR 34 million and K&H decreased EUR 11 million. 2002 included the EUR 59 million book profit from the sale of Krediet Bank Luxembourg (“KBL”). Interest charges on our investments in participations explain the EUR 33 million decrease in net interest revenue. The 2002 operating result reflect the impact of divestitures in 2001 and 2002. The book profit of the sale of the Hungarian insurance company in 2001 was offset by the EUR 59 million book profit on the sale of KBL in 2002. In addition, the operating results in 2002 benefited from lower charges for services provided by the Wholesale Client SBU to Consumer & Commercial Client SBU.

Wholesale Clients Strategic Business Unit

     The following table sets forth selected information pertaining to the Wholesale Clients SBU for years 2003, 2002 and 2001.

Wholesale Clients SBU	For the Year Ended December 31,

	2003	2002	2001

	(in millions of EUR, except Staff, Offices, Branches and Percentages)
Net interest revenue	1,906	2,115	2,378
Net commissions	1,826	1,866	2,220
Results from financial transactions	1,372	1,092	1,322
Other revenue	189	223	273

Total revenue	5,293	5,296	6,193
Operating expenses	4,389	4,874	5,302
Provision for loan losses	399	742	543
Value adjustments to financial fixed assets	2	4	20

Operating profit before taxes	503	(324)	328
Taxes	108	(42)	124
Minority interests	8	12	17

Net profit	387	(294)	187

Total assets	249,865	238,703	294,711
Risk-weighted assets	61,554	67,236	95,171
Full-time equivalent staff	17,624	20,238	22,423
Number of offices and branches	145	122	173
Efficiency ratio (in %)	82.9	92.0	85.6

     The presentation in this table of the 2002 results for WCS differs from that given in our annual report filed on Form 20-F for the year ended December 31, 2002. This reflects a change in Dutch GAAP. The change is in the presentation of the impact of the restructuring associated with the closure of our North American domestic corporate finance and cash equities businesses. In 2002, we showed this as a EUR 205 million, net of tax, extraordinary item below the net profit line. Dutch GAAP now requires that we show the impact of such restructuring in the operating results line item. EUR 325 million of pre-tax costs are therefore included above in the EUR 4,874 million of 2002 operating expenses, and the impact of the tax benefit of EUR 120 million is included in the tax line of EUR (42) million.

     In 2003, the Wholesale Clients SBU improved net profit by EUR 681 million from a EUR 294 million loss to a EUR 387 million profit. The main cause was a EUR 827 million increase in operating profit before taxes as compared to 2002. This increase in 2003 was due to a EUR 485 million or 10.0% decline in operating expenses and a EUR 343 million or 46.2% decline in loan loss provisions. Total revenue in 2003 decreased slightly by EUR 3 million or 0.1%. However, when calculated at a constant foreign exchange rate, revenues increased 8.6%. Expenses decreased by EUR 161 million or 3.5% if the EUR 325 million 2002 restructuring expenses are excluded. Loan loss provisions decreased by EUR 343 million or 46.2%, because of fewer major corporate failures than in 2002 and overall improvement in the credit quality of the portfolio. Taxes increased EUR 150 million to a charge of EUR 108 million as a result of pre-tax profits offset by available tax credits.

     In 2002, the Wholesale Clients SBU had a EUR 652 million or 198.8% decrease in operating profit before taxes as compared to 2001. The decrease in 2002 was due both to sharply higher loan loss provisions and a EUR 469 million or 52.6% decrease in pre-provisions operating result. Total revenue in 2002 decreased EUR 897 million or 14.5% from 2001 levels, but operating expenses decreased almost as rapidly by EUR 428 million or 8.1%. Excluding the EUR 325 million of restructuring expenses associated with the closure of our North American domestic corporate finance and cash equities businesses, expenses decreased by EUR 753 million or 14.2%. Loan loss provisions increased by EUR 199 million or 36.6% driven by the high volume of corporate failures. The net profit declined by EUR 481 million from the 2001 level, with the decrease in pre-tax operating profit being exacerbated by the EUR 325 million restructuring charge, slightly offset by a EUR 46 million reduction in the tax charge.

      Net Interest Revenue

     Net interest revenue decreased in 2003 by EUR 209 million or 9.9%, due principally to currency effects. At constant foreign exchange rates interest revenue decreased 1.7%, with improved interest margins being outweighed by lower risk weighted assets, greater selectivity in our credit processes and our increased focus on distributing loans off our books.

     Net interest revenue decreased in 2002 by EUR 263 million or 11.1%, mainly due to improved interest margins being outweighed by lower risk weighted assets and currency effects.

      Net Commissions

     The following table sets forth total net commissions and the components thereof for the Wholesale Clients SBU for years 2003, 2002 and 2001.

WSC – Net commissions	For the Year Ended December 31,

	2003	2002	2001

	(in millions of EUR)
Payment services	345	346	352
Securities	635	856	1,197
Guarantees	81	93	85
Commissions on loans	156	62	68
Mediation commissions	21	32	36
Advisory fees	308	276	285
Sundry commissions	280	201	177

Total net commissions	1,826	1,866	2,220

     Net commissions for 2003 decreased by EUR 40 million or 2.1% to EUR 1,826 million but at constant foreign exchange rates commissions would have increased 6.2%. Securities commissions decreased EUR 221 million or 25.6%. At constant foreign exchange rates, the decrease would have been 19.2%. The decrease was primarily driven by a further deterioration in the market environment for securities commissions – in terms of both volume and margins. In addition, there was EUR 46 million classified under sundry commissions in 2003, that was classified under securities commissions in previous years. Furthermore, EUR 53 million of revenue classified under sundry commissions in 2003 related to loan syndication and leveraged finance fees that were previously classified under results from financial transactions. Commissions on loans for 2003 further increased by EUR 27 million in Australia and by EUR 24 million in the Netherlands as a result of favorable deals in those countries.

     Net commissions for 2002 decreased by EUR 354 million or 15.9% to EUR 1,866 million. Securities commissions for 2002 decreased by EUR 341 million or 28.5% to EUR 856 million. This decrease was mainly due to unfavorable market conditions.

      Results from Financial Transactions

     The following table sets forth the results from financial transactions and its components for the Wholesale Clients SBU for years 2003, 2002 and 2001.

WSC – Results from financial transactions	For the Year Ended December 31,

	2003	2002	2001

	(in millions of EUR)
Securities trading	210	365	676
Foreign exchange dealing	575	488	343
Derivatives trading	496	417	466
LDC debt trading	0	—	6
Other	91	(177)	(169)

Total results from financial transactions	1,372	1,093	1,322

     Results from financial transactions in 2003 increased EUR 279 million or 25.5%. This was driven primarily by a turnaround in the Other line from a negative EUR 177 million to a positive EUR 91 million. This was due to a number of Private Equity exits, including Accantia (EUR 59 million), LTCB (EUR 48 million), Freightway Holdings (EUR 47 million) and Sante Luxembourg (EUR 18 million), coupled with lower global Private Equity write-downs, which were EUR 113 million in 2003 as compared to EUR 226 million in 2002. More detail is set forth in the table below:

WSC – Results from financial transactions – Other results	For the Year Ended December 31,

	2003	2002	2001

	(in millions of EUR)
Private equity write-downs and write-offs	(113)	(226)	(204)
Private equity profits from sales	255	35	90

Subtotal	142	(191)	(114)
Rate differences hyperinflation countries	(1)	(14)	(58)
Sundries other(1)	(50)	28	3

Total	91	(177)	(169)

(1)	the EUR 78 million decline in 2003 at Sundries other is mainly due to the previously mentioned EUR 70 million reclassification to commissions (EUR 53 million) and interest (EUR 17 million).

     The improvement in Other results financial transactions was supported by improving market conditions driving increases in both foreign exchange dealing (17.8%) and derivatives trading (18.9%) due to improvements within our Financial Markets division.

     Results from financial transactions in 2002 decreased EUR 229 million or 17.3% as compared to 2001. This was mainly due to a sharp decrease of EUR 311 million or 46.0% in securities trading, driven both by unfavorable market conditions in 2002 and unusually high results in 2001 because of our market positions at the time of the various interest rate movements in that year. We also made total write-downs of EUR 262 million in the private equity portfolio in 2002, of which EUR 213 million related to venture capital investments, such as investments in information technology, telecommunications, and life science companies, and EUR 49 million related to more traditional “old economy” investments. Of the EUR 262 million in write-downs EUR 226 million is classified under results financial transactions and EUR 36 million is under provisions for loan losses and Value Adjustments to Financial Fixed Assets. The principal events leading to these write-downs included bankruptcies and, with respect to the venture capital investments, impairments in market valuations following reassessment of company valuations and the recognition that previous expectations would not return for the foreseeable future. Foreign exchange dealing income improved by EUR 145 million or 42%, primarily driven by increased market share.

      Other Revenue

     Other revenue for the Wholesale Clients SBU consists principally of revenue from and sales of participating interests. In 2003, other revenue declined by EUR 34 million or 15.2% despite the combined EUR 49 million gain on the sale of our Prime and Professional Brokerage units in the fourth quarter. The reduction is driven principally by the absence of the 2002 exceptional gains from sale of our shares in Euronext, Cedel and Deutsche Bourse.

     In 2002, other revenue decreased EUR 50 million or 18.3% to EUR 223 million, due to exceptional gains from sales of our shares in Euronext of EUR 51 million, Cedel of EUR 24 million and Deutsche Bourse of EUR 23 million in 2001. This was more than compensated for by lower revenue from participating interests and the absence of the profits in 2001 from the sale of our consumer banking activities in Colombia, Malaysia and the Philippines. These activities had been absorbed by the Wholesale Clients SBU following the restructuring in 2000 and were not part of the core consumer business retained by the Consumer & Commercial Clients SBU.

      Operating Expenses

     The following table sets forth operating expenses for the Wholesale Clients SBU for the years 2003, 2002 and 2001.

WSC – Operating expenses	For the Year Ended December 31,

	2003	2002	2001

	(in millions of EUR)
Staff costs	2,270	2,586	2,869
Other administrative expenses	1,855	1,951	2,208
Depreciation	264	337	225

Total	4,389	4,874	5,302

     In 2003, operating expenses declined by EUR 485 million or 10.0% to EUR 4,389 million. This was driven by the absence of the EUR 325 million restructuring expenses in 2002 associated with the exit of our North American domestic cash equities and corporate finance operations. Adjusted for the 2002 restructuring expense and calculated at a constant foreign exchange rate, expenses increased 4.5% due to EUR 82 million higher bonuses, EUR 54 million restructuring costs in France and EUR 200 million investments in the Services, Financial Markets, Working Capital and Equities BU’s for sign-on/guarantees, IT spend and redundancy costs. This was all partly offset by savings at Services.

     At year-end 2003, the full-time equivalent workforce, including temporary staff, totaled 17,624 – a decline of 2,614 or 12.9% over 2002. This was driven by the outsourcing to EDS of our technology activities, covering new development, systems support and infrastructure support causing a decrease of 1,100. The savings related to this outsourcing will only be realized from 2004. A further 878 full-time equivalent risk management and audit staff were transferred to the Corporate Centre. The effect on our cost base was neutral, as the reduction in staff costs was offset by the charge back under other administrative expenses.

     In 2002, operating expenses decreased by EUR 428 million or 8.1% to EUR 4,874 million. Excluding the EUR 325 million of restructuring expenses, the reduction was EUR 753 million or 14.2%. This was due to three principal factors: the full-year impact of restructuring undertaken in 2001; the exit of our North American domestic cash equities and corporate finance operations; and actions taken across the business to respond to the impact on revenues of unfavorable market conditions.

     At year-end 2002, the full-time equivalent workforce, including temporary staff, totaled 20,238, representing a decrease of 9.7% as compared to 2001. At year-end 2001, the full-time equivalent workforce, including temporary staff, totaled 22,423.

      Provision for Loan Losses and Value Adjustments to Financial Fixed Assets

     For 2003, provision for loan losses declined sharply by EUR 343 million or 46.2% to EUR 399 million, driven by the lesser impact of major corporate defaults and the higher quality of our credit portfolio.

     For 2002, provision for loan losses increased by EUR 199 million or 36.6% to EUR 742 million. This was mainly caused by a series of major corporate defaults in the first half of the year.

      Taxes

     For 2003, WCS realized a tax charge of EUR 108 million in comparison to the EUR 42 million tax credit in 2002. The relatively low effective tax rate of 21.5% was due to tax credits in several jurisdictions and tax free private equity gains from sales.

     For 2002, the tax charge declined by EUR 166 million or 133.9% due to our negative pre-tax operating profits, driven principally by the EUR 120 million tax benefit from the 2002 restructuring expenses of EUR 325 million. Setting these aside would leave a tax charge of EUR 78 million on pre-tax profits of EUR 1 million. The resulting effective tax rate was driven principally by our inability to take the full tax benefit for losses in certain jurisdictions.

      Minority Interests

     In 2003, minority interests declined by EUR 4 million or 33.3%. This was due to reductions in Kazakhstan and Brazil, offset by the consolidation of our subsidiary in Uzbekistan, where since 2003 ABN AMRO now has more than a 50% interest.

     In 2002, minority interests declined by EUR 5 million or 29.4% to EUR 12 million. This was due to the termination of a corporate participation in the Netherlands, and partly owned subsidiaries in France and Australia being brought wholly within ABN AMRO control.

      Risk Weighted Assets

     Risk-weighted total assets of the Wholesale Clients SBU amounted to EUR 61,554 million at year-end 2003, a decline of EUR 5,682 million or 8.5% from year-end 2002. Of this decline EUR 5,203 million relates to currency effect.

     Risk-weighted total assets of the Wholesale Clients SBU amounted to EUR 67,236 million at year-end 2002, a decrease of EUR 27,935 million or 29.4% compared to year-end 2001. Of this EUR 20,035 million was achieved through not renewing unprofitable loans, secondary loan sales, credit default swaps, and tighter discipline on acceptance of new loans. The currency effect was a decrease of EUR 7,900 million.

Private Clients & Asset Management Strategic Business Unit

   Private Clients Business Unit

     The following table sets forth selected information pertaining to the Private Clients BU for years 2003, 2002 and 2001.

Private Clients BU	For the Year Ended December 31,

	2003	2002	2001

	(in millions of EUR)
Net interest revenue	367	363	308
Net commissions	457	417	450
Results from financial transactions	42	45	43
Other revenue	71	69	45

Total revenue	937	894	846
Operating expenses	752	673	663
Provision for loan losses	9	14	13

Operating profit before taxes	176	207	170
Taxes	39	61	47
Minority interests	0	1	3

Net profit	137	145	120

Total assets	16,143	16,134	15,821
Risk-weighted assets	6,027	6,104	6,121
Assets under Administration (in billions of EUR)	102	96	105
Full-time equivalent staff	3,877	4,004	3,633
Number of offices and branches	87	84	81
Efficiency ratio (in %)	80.3	75.3	78.4

     In 2003, the Private Clients Business Unit of the Private Clients & Asset Management SBU experienced a decrease in net profit of EUR 8 million or 5.5% as compared to 2002. The cause was EUR 79 million or 11.7% higher expenses following a restructuring and acquisition offset by EUR 43 million or 4.8% higher revenue and EUR 22 million lower tax charge.

     In 2002, Private Clients business unit net profits showed an increase of EUR 25 million or 20.8% as compared to 2001.

      Net Interest Revenue

     Net interest revenues remained stable reflecting that the switch of investors from traditional market investments to cash assets has come to a halt as well as the somewhat lower interest rate levels, on average. At constant foreign exchange rates interest income would have increased by 4.2%. The prime reason for this increase is the lower cost of funding through asset and liability management.

     In 2002, net interest revenue increased EUR 55 million or 17.9% compared to 2001 principally due to the impact on cash assets as investors switched from traditional market investments.

      Net Commissions

     The following table sets forth total net commissions and its components for the Private Clients BU for years 2003, 2002 and 2001.

Private Clients – Net commissions	For the Year Ended December 31,

	2003	2002	2001

	(in millions of EUR)
Payment services	22	21	24
Securities	293	260	250
Asset management and trust services	125	118	137
Other	17	18	39

Total net commissions	457	417	450

     Net commissions increased in 2003 by EUR 40 million or 9.6% due to intensified efforts by all units. Total Assets under Administration increased 6.3% to EUR 102 billion driven by net new asset generation. The improved market performance was partly offset by FX developments. At a constant foreign exchange rate basis net commissions would have increased by 12.6%. The Netherlands unit alone generated EUR 21 million of this increase following successful fund placements through the Asset Management business unit accounting for 40% of the increase. The full year consolidation of Delbrück, acquired in 2002, added EUR 7 million of commission revenue. Growth in Asia added a further EUR 7 million and the recovery of equity markets late in the year added EUR 5 million of commission revenue growth in France.

     The EUR 33 million or 7.3% decrease in net commissions in 2002 over the 2001 figure was the result of reclassification of insurance income, previously reported in this category, to Other Revenue. The decrease was further accentuated by the decline in asset values, driven by the Financial Markets’ performance, and the switch to cash.

      Results from Financial Transactions

     The following table sets forth total results from financial transactions and the principal components thereof for the Private Clients BU for years 2003, 2002 and 2001.

Private Clients – Results from financial transactions	For the Year Ended December 31,

	2003	2002	2001

	(in millions of EUR)
Foreign exchange dealing	29	32	33
Securities and other results from financial transactions	13	13	10

Total results from financial transactions	42	45	43

     The results on financial transactions reflect the results that are related to foreign exchange and derivatives transactions concluded with Private Clients. Results from financial transactions from 2003 to 2002 and from 2002 to 2001 were basically unchanged year on year.

      Other Revenue

     Other revenues are predominantly related to insurance activities. 2003 revenues remain unchanged from 2002. Other revenues were up EUR 24 million or 53.3% in 2002 as a result of the reclassification of insurance results from commissions.

      Operating Expenses

     The following table sets forth the operating expenses and the components thereof for the Private Clients business unit for years 2003, 2002 and 2001.

Private Clients – Operating expenses	For the Year Ended December 31,

	2003	2002	2001

	(in millions of EUR)
Staff costs	404	372	335
Other administrative expenses	305	270	295
Depreciation	43	31	33

Total	752	673	663

     Operating expenses increased by EUR 79 million or 11.7%. The prime contributors to this were the EUR 32 million charge for restructuring in France and the EUR 28 million difference for the full year consolidation of Delbrück, in Germany. In addition in the Netherlands client intimacy initiatives cost EUR 9 million and higher staff costs of investments for growth at the International Private Clients sector cost EUR 8 million. Private Clients implemented a restructuring initiative in France this year that impacted all three SBUs operating in the country, namely Private Clients, C&CC and WCS. The impact for Private Clients was EUR 32 million in expenses or EUR

22 million after tax. The costs of Delbrück in 2003 were mainly associated with an integration project, which has been progressing according to the original planning.

     In 2002 operating expenses increased by EUR 10 million or 1.5% stemming from the inclusion of Delbrück and an 11.0% increase in personnel expenses. The personnel staff increase reflected additional hires, additional pension expense and general salary related cost increases. These two factors were offset to a certain extent by an overall decline in other administrative expenses of EUR 25 million.

      Provision for Loan Losses and Value Adjustments to Financial Fixed Assets

     The provision for loan losses decreased in 2003 by EUR 5 million to EUR 9 million, due to lower provisioning levels caused by lower levels of losses, especially in France and the Netherlands.

      2002 showed an increase in the provision for loan losses by EUR 1 million to EUR 14 million.

     Risk-weighted assets of the Private Clients BU amounted to EUR 6.0 billion at year-end 2003 or slightly decreased compared to the year-end 2002 and 2001 level of EUR 6.1 billion.

      Taxes

     In 2003, taxes decreased EUR 22 million or 36.1% due to the decline in operating profit before taxes of 15% and a number of changes in various countries’ fiscal regulations, including a carry-forward of loss in France of EUR 15 million.

      The increase in 2002 of EUR 14 million is largely related to the increase in the operating profit before taxes.

      Minority Interests

     Minority interests in the Private Clients business unit are primarily due to the participating interest held by third parties in our French subsidiaries. The EUR 1 million lower minority interests in 2003 are related to the lower contribution to the results following the French restructuring costs.

   Asset Management Business Unit

     The following table sets forth selected information pertaining to the Asset Management BU for years 2003, 2002 and 2001.

Asset Management BU	For the Year Ended December 31,

	2003	2002	2001

	(in millions of EUR)
Net interest revenue	4	6	22
Net commissions	480	515	533
Results from financial transactions	5	(3)	0
Other revenue	7	11	18

Total revenue	496	529	573
Operating expenses	396	421	473
Value adjustments to financial fixed assets	(1)	0	0

Operating profit before taxes	101	108	100
Taxes	29	35	37
Minority interests	4	1	0

Net profit	68	72	63

Total assets	911	866	832
Risk-weighted assets	695	647	408
Clients’ Assets under Management (in billions of EUR)	156	150	172
Full-time equivalent staff	2,124	2,175	2,246
Number of offices and branches	34	32	35
Efficiency ratio (in %)	79.8	79.6	82.5

     In 2003, net profit at the Asset Management business unit decreased EUR 4 million or 5.6% to EUR 68 million compared to 2002. Operating profit before taxes decreased EUR 8 million or 7.4%. In 2002, the operating profit before taxes showed an increase of EUR 8 million or 8.0% as compared to 2001, while net profit increased EUR 9 million. Total revenue in 2003 decreased with 33 million or 6.2% after a decrease of EUR 44 million or 7.7% in 2002.

     The strengthened Euro against most currencies impacted the results of this business unit. At constant foreign exchange rates net profit would have increased 8.3% and operating profit before taxes would have increased 5.2% .

      Net Interest Revenue

     Net interest revenue, for the business unit Asset Management an a-typical income component, decreased EUR 2 million to EUR 4 million in 2003. The decrease was due to lower markets, interest payments on financing acquisitions of Artemis, in the UK, and the Länsförsäkringar mandate deal, next to a general lower interest level received on cash investments.

     Net interest revenue decreased in 2002 by EUR 16 million or 72.7% due to a reclassification from interest revenue to taxes related to the Alleghany acquisition (EUR 8 million).

      Net Commissions

     The following table sets forth total net commissions and its components for the business unit Asset Management for years 2003, 2002 and 2001.

Asset Management – Net commissions	For the Year Ended December 31,

	2003	2002	2001

	(in millions of EUR)
Payment services	3	2	—
Securities	6	5	4
Asset management and trust services	471	506	527
Other	0	2	2

Total net commissions	480	515	533

     The net commission in 2003 decreased by EUR 35 million or 6.8% decrease compared to 2002. The most important revenue carrier for the commissions, being the average Assets under Management managed by the Bank, declined with 5% in 2003 as compared to 2002. The result for 2003 was negatively impacted by the depreciation of the U.S. dollar against the Euro, as U.S. dollar nominated Assets under Management account for approximately one-third of total Assets under Management. At a constant foreign exchange rate commission revenue would have increased 2.0%. This increase was a direct result of the organic growth in Assets under Management and the asset mix and performance fee levels. As a reflection of difficult market conditions, the average Morgan Stanley Capital International equity world index over 2003 compared with 2002 levels is 17% lower while the average Fixed Income Citigroup Bond Indexes index level over 2003 has decreased 1.8% when compared to average 2002 levels.

     Net commissions in 2002 decreased EUR 18 million or 3.4% to EUR 515 million also due to lower market levels. In 2002, Assets under Management declined with 13% as compared to 2001.

      Results from Financial Transactions

     The following table sets forth total results from financial transactions and the principal components thereof for the Asset Management BU for years 2003, 2002 and 2001.

Asset Management – Results from financial transactions	For the Year Ended December 31,

	2003	2002	2001

	(in millions of EUR)
Foreign exchange dealing	4	3	2
Securities and other results from financial transactions	1	(6)	(2)

Total results from financial transactions	5	(3)	0

     The results on financial transactions reflect the results related to the use of financial instruments and foreign exchange losses. In 2003, the increase of results from financial transactions compared to 2002 is due to the fact that the Argentina unit booked a one-off loss due to the peso currency devaluation to the U.S. dollar.

     In 2002, our Argentina asset management unit booked a one-off EUR 8 million charge due to a devaluation that was partly compensated by positive results on financial transactions in other units.

      Other Revenue

     In 2003, other revenue for the business unit Asset Management decreased by EUR 4 million compared to 2002, as a result of non revenue recognition of the Czech Republic Pension Fund, due to a change in accounting policy, and also due to the receipt of deferred compensation in 2002 from the sale of a U.S. subsidiary.

     In 2002, other revenues declined EUR 7 million compared to 2001 due to an EUR 3.5 million reclassification to net commissions and absence of one-off items as booked in 2001.

      Operating Expenses

     The following table sets forth the operating expenses and the components thereof for the Asset Management BU for years 2003, 2002 and 2001.

Asset Management – Operating expenses	For the Year Ended December 31,

	2003	2002	2001

	(in millions of EUR)
Staff costs	229	245	263
Other administrative expenses	144	163	203
Depreciation	23	13	7

Total	396	421	473

     In 2003, operating expenses decreased EUR 25 million or 5.9% to EUR 396 million, continuing their downward pattern. At constant foreign exchange rates, operating expenses would have increased 2.2%. Depreciation increased EUR 10 million or 76.9% due to EUR 4 million related to the inclusion of a full year’s amortization of the paid upfront fee for the Länsförsäkringar deal and EUR 6 million caused by the reclassification of the depreciation on hardware and software from other administrative expenses into depreciation.

     In 2002 operating expenses decreased EUR 52 million or 11.0% to EUR 421 million as a result of tight cost control in response to difficult market conditions and following integration costs of the Alleghany acquisition in 2001.

      Taxes

     The tax expense in 2003 decreased by EUR 6 million from 2002. The effective tax rate decreased from 32.4% in 2002 to 29.0% in 2003 as a result the non deductibility of the above mentioned charge in Argentina in 2002.

     In 2002, the effective tax rate decreased from 37.0% to 32.4% due to the availability of tax credits as a result of the U.S. acquisition of Alleghany and deductibility of the amortization from the Länsförsäkringar mandate offset by the non-deductibility of the above mentioned charge in Argentina.

      Minority interests

     The increased results of minority interests mainly related to the Artemis acquisition at the end of 2002 where we own 58% of this subsidiary.

Corporate Centre

     The following table sets forth selected information pertaining to the Corporate Centre for years 2003, 2002 and 2001.

Corporate Centre	For the Year Ended December 31,

	2003	2002	2001

	(in millions of EUR, except Staff, Offices, Branches and Percentages)
Net interest revenue	343	243	327
Net commissions	(6)	(1)	(18)
Results from financial transactions	333	117	(85)
Other revenue	46	27	25

Total revenue	716	386	249
Operating expenses	22	(73)	(240)
Provision for loan losses	39	41	46
Value adjustments to financial fixed assets	12	36	2

Operating profit before taxes	643	382	441
Taxes	191	123	145
Extraordinary items	0	—	867
Minority interests	215	173	133

Net profit	237	86	1,030

Total assets	59,987	60,559	32,712
Risk weighted assets	2,951	1,986	3,530
Full-time equivalent staff	1,556	573	586

     The Corporate Centre, in its governance role, manages the Bank’s capital resources. It has cash, investment and other assets equal to risk weighted assets of EUR 3.0 billion at December 31, 2003, an increase of EUR 1.0 billion compared to 2002. This increase was due to the inclusion of buildings in the Corporate Centre and changes in the risk weighting of the ALCO portfolios. At December 31, 2002, risk weighted assets were EUR 2.0 billion, a decrease of EUR 1.5 billion compared to 2001, largely due to the assignment of these assets and the related interest to the SBUs.

     In 2003, the Corporate Centre experienced an increase of EUR 261 million or 68.3% in operating profit before taxes compared to 2002. The increase in 2003 was largely due to higher revenues amounting to EUR 330 million or 85.5% due to higher interest income of EUR 100 million or 41.1% and higher FX hedging of EUR 216 million or 184.6%. This was compensated by higher net operating expenses, increasing by EUR 95 million to EUR 22 million. Overall, net profit for the year increased EUR 151 million or 175.6%.

     In 2002, operating profit before taxes at the Corporate Centre decreased EUR 59 million or 13.4% compared to 2001. The decrease in 2002 was largely due to higher operating expenses following the effect of 2001 pension holiday, booked in the Corporate Centre, and decreased interest revenue. This was partly offset by EUR 191 million higher revenues on foreign exchange positions to hedge results of the U.S. dollar and, to a much smaller extent, the Brazilian real. Total revenue in 2002 increased EUR 137 million over 2001 levels. Minority interest increased to reflect preferred share financing that was previously reported in the BU North America. In total net profit decreased by EUR 944 million following the profit realized in 2001 on the sale of European American Bank.

      Net Interest Revenue

     The Corporate Centre has a portfolio of assets to invest. Net interest revenue increased in 2003 by EUR 100 million or 41.1% to EUR 343 million. The increase was due to favorable ALM income, offset by higher interest compensation to other SBUs.

     Net interest revenue decreased in 2002 by EUR 84 million or 25.7% to EUR 243 million. The decrease was largely due to the attribution of these assets and the related interest to the SBUs.

      Net Commissions

     Net commissions represents the cost of commissions paid to execute transactions related to Corporate Centre’s investments. This cost is EUR 6 million in 2003 compared to EUR 1 million in 2002.

     In 2002, net commissions were EUR 1 million compared to EUR 18 million in 2001 which included a fee related to the sale of European American Bank in 2001.

      Results from Financial Transactions

     Results from financial transactions mainly represent the results of positions taken to hedge the profit of the Bank, especially exposure to the U.S. dollar and, to a much lesser effect, the Brazilian real. Developments in these positions were more favorable due to the depreciating U.S. dollar relative to the Euro in 2003, resulting in an increase of EUR 216 million to a profit of EUR 333 million.

     The U.S. dollar depreciated against the Euro in 2002 as well, compared to an appreciating U.S. dollar relative to the Euro in 2001, resulting in an increase of EUR 191 million to a profit of EUR 106 million, instead of a loss of EUR 85 million in 2001.

      Other Revenue

     Other revenue for the Corporate Centre consists of proceeds on the sale of shares and dividends from participations attributed to the Corporate Centre. In 2003, other revenue was EUR 46 million, including a profit of EUR 30 million on a sale of premises. In 2002, other revenue was EUR 27 million.

      Operating Expenses

     Operating expenses increased EUR 95 million to EUR 22 million in 2003, due to a EUR 42 million release of a provision for the European American Bank in 2002, EUR 28 million higher pension costs and EUR 14 million higher bonus costs, due to improved performance of the Bank.

     In 2002, the Corporate Centre had a negative operating expense of EUR 73 million, which represented an increase in expenses of EUR 167 million over 2001 when the pension holiday has led to negative expenses at EUR 240 million. Because of favorable developments in the pension plan’s assets no contribution or expense was required in 2001. This advantage in 2001 was not allocated to the business units but to the Corporate Centre, keeping the annual expense levels of the (Dutch) business units comparable. The higher expenses following the pension holiday in 2001 was partially offset by a EUR 42 million release of provisions, considered necessary at the time, related to the sale of European American Bank.

      Provision for Loan Losses and Value Adjustments to Financial Fixed Assets

     For 2003, provision for loan losses decreased EUR 2 million or 4.9% to prior year at EUR 41 million. For 2002, provision for loan losses decreased by EUR 5 million to EUR 41 million. This was mainly caused by an adjustment in the provisions for loan losses in respect of the Bank’s lesser developed country portfolio.

     In 2003, value adjustments to financial fixed assets decreased EUR 24 million or 66.7% to EUR 12 million, reflecting losses on shares in the Corporate Centre investment portfolios. The equivalent movement in 2002 was an increase of EUR 36 million.

      Taxes

     Taxes increased EUR 68 million in 2003 to EUR 191 million, in line with the increase in operating profit before taxes. Taxes decreased by EUR 22 million in 2002 from EUR 145 million in 2001.

      Extraordinary Items

     There were no Corporate Centre extraordinary items in 2003 and 2002. In 2001, the EUR 867 million profit under extraordinary items reflected the EUR 962 million profit from the sale of European American Bank offset in part by a net EUR 95 million addition to the restructuring reserve for the C&CC Business Unit Netherlands.

      Minority Interest

     In 2003, minority interest is EUR 215 million. This is an increase of EUR 42 million or 24.3% over 2002 and is due to dividends paid on preference shares that were issued in North America, partly offset by foreign exchange effect of the translation of the weaker dollar relative to the Euro.

     In 2002, minority interest also included dividends on preference shares issued in North America that were previously, in 2001, presented under the C&CC Business Unit North America. This explains the EUR 40 million increase over 2001 to EUR 173 million.

LeasePlan Corporation

     The following table sets forth selected information pertaining to LeasePlan Corporation for years 2003, 2002 and 2001.

LeasePlan Corporation(1)	For the Year Ended December 31,

	2003	2002	2001

	(in millions of EUR, except Staff, Offices, Branches and Percentages)
Net interest revenue	271	265	243
Net commissions	175	184	177
Other revenue	367	344	350

Total revenue	813	793	770
Operating expenses	556	543	521
Provision for loan losses	10	18	22

Operating profit before taxes	247	232	227
Taxes	55	52	61

Net profit	192	180	166

Total assets	10,769	10,575	10,491
Risk weighted assets	10,190	10,150	10,016
Full-time equivalent staff	7,221	7,378	7,306
Number of offices and branches	121	130	103

(1)	The selected financial information presented in this table may differ from published financial statements of LeasePlan Corporation, as the data above have been adjusted to reflect the elimination of intercompany transactions and the application of different local statutory accounting principles.

     For 2003, LeasePlan Corporation reported a net profit of EUR 192 million, an increase of 6.7% compared to 2002. Despite the difficult economic climate in 2003 the funded fleet increased by 4.6%. Modest operating income growth was further enhanced by controlled overhead development, lower credit losses and tax benefits.

     The contracted lease portfolio amounted to EUR 9.6 billion (2002: EUR 9.6 billion). At constant year-end foreign exchange rates, the lease portfolio grew by 4.2%.

     Total revenues increased to EUR 813 million (2002: EUR 793 million). Net interest revenue increased mainly due to better interest margins made by central treasury activities and improvement in working capital. Net commissions declined due to a lower average fee per car and, to some extent, a negative currency impact. The increase in other revenues compared to 2002 mainly relates to insurance income (increase of EUR 17 million compared to last year), which is a combination of a higher number of cars insured with the insurance subsidiary of LeasePlan Corporation and higher technical results. Further a book gain of EUR 3 million was made on the sale of a 25% interest in participations.

     Operating expenses rose to EUR 556 million (2002: EUR 543 million) and the efficiency ratio improved marginally to 68.4% (2002: 68.5%). Staff expenses increased by EUR 8 million which was largely due to the average salary increase of 2.5%. Further an impairment charge of EUR 3 million was made for a building not in own use.

     Provision for loan losses decreased due to the adoption of a more fine-tuned debtor provisioning policy in 2003, whereby the general debtor provision has been abolished. Operating results before tax increased by 6.5% to EUR 247 million (2002: EUR 232 million).

     The effective tax rate amounts to 22.3% in 2003 (2002: 22.4%), which is lower than the average tax rate in the majority of the countries in which LeasePlan Corporation operates. The lower tax burden can be explained by the increasing share of LeasePlan Corporation’s funding and insurance activities in Ireland which are subject to a relatively low tax rate. Further, the recognition of a non-recurring tax asset of EUR 10 million, resulting from a legal merger, was accounted for in 2003. The number of FTEs decreased modestly to 7,221, of whom 1,376 work in the Netherlands.

     Notwithstanding the decline in growth in the lease contract portfolio and a reorganization provision, LPC reported a net profit of EUR 180 million for 2002, an increase of 8.4% compared to 2001. As had been expected, the economic downturn played a negative role, particularly in countries where the fleet management market has matured. The contracted lease portfolio increased by 1% to EUR 9.6 billion (2001: EUR 9.5 billion). Total revenues increased to EUR 793 million compared to EUR 770 million in 2001. Operating expenses rose to EUR 543 million compared to EUR 521 million in 2001 and the efficiency ratio came to 68.5% versus 67.7% last year. The EUR 7 million reorganization costs related to QEK Global Solutions in the United Kingdom exerted a negative pressure on the efficiency ratio. Operating profit before tax grew 2.2% to EUR 232 million. Consolidated total assets amounted to EUR 10.6 billion at year-end 2002, an increase of EUR 0.1 billion compared to 2001. In 2002, the number of full-time equivalent staff decreased by 79 compared to 2001, mainly due to restructuring.

Reconciliation of Net Profit under U.S. GAAP

     Accounting principles generally accepted in the Netherlands (“Dutch GAAP”) vary in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”). The following text explains the significant adjustments to ABN AMRO’s consolidated net profit for the 2003, 2002 and 2001 that would result from the application of U.S. GAAP instead of Dutch GAAP.

     Net profit in 2003, in accordance with U.S. GAAP, was EUR 42 million lower than net profit in accordance with Dutch GAAP. The decrease was principally the net result of: (i) EUR 598 million losses for mark-to market differences from book value on derivatives, (ii) a EUR 91 million amortization expense related to capitalized internal use software, (iii) a EUR 83 million charge for Other than Temporary Impairment related to investments where the fair value is more than six months below the cost price, and (iv) a EUR 60 million expense for the amortization of acquired intangible assets and acquisition related incentive payments, offset by (a) EUR 698 million of available-for-sale (AFS) gains attributable to differences in accounting for realized and unrealized gains and losses in AFS portfolios, of which EUR 55 million relates to unrealized losses reported under U.S. GAAP in equity regarding changes in foreign currency rates of AFS portfolios denominated in a currency other than the functional currency, and (b) EUR 147 million of contingency provisions taken under Dutch GAAP for restructuring and exiting lease contracts that under SFAS 146 must be incurred in a later period.

     Net profit in 2002 in accordance with U.S. GAAP was EUR 97 million lower than net profit in accordance with Dutch GAAP. The decrease was the net result of a charge of EUR 1,002 million for impairment of goodwill and other intangibles amortization in accordance with SFAS 142: “Goodwill and Intangible Assets”, effective January 1, 2002, of which the transition adjustment was EUR 119 million, the largest part of which related to the equity line of business (under Dutch GAAP all goodwill is charged to shareholders’ equity at the time of acquisition), offset in part by (a) EUR 1,187 million of available-for-sale (AFS) gains attributable to differences in accounting for realized and unrealized gains and losses in AFS portfolios of which EUR 1,154 million relates to unrealized losses reported under U.S. GAAP in equity regarding changes in foreign currency rates of AFS portfolios denominated in a currency other than the functional currency, (b) a EUR 151 million addition attributable to the difference in amortization of deferred gains under U.S. GAAP for mortgage servicing rights and the accompanying valuation allowance net of hedge related gains and (c) EUR 79 million of gains for mark to market differences from book value on derivatives. Within the reconciliation of shareholders’ equity the EUR 2,402 million decrease of the difference for goodwill and other acquired intangibles is caused by amortization and impairment expense and currency translation differences.

     Net profit in 2001 in accordance with U.S. GAAP was EUR 1,884 million lower than net profit in accordance with Dutch GAAP. The decrease was principally the net result of: (i) a charge of EUR 1,112 million for goodwill amortization associated with our acquisitions, of which EUR 589 million related to North American acquisitions (under Dutch GAAP all goodwill is charged to shareholders’ equity at the time of acquisition); (ii) changes to contingencies of EUR 826 million, including the recognition of EUR 793 million in restructuring charges reported under extraordinary expenses in 2000 under Dutch GAAP; (iii) higher pension costs of EUR 307 million following the pension holiday under Dutch GAAP and a charge for curtailment; (iv) EUR 131 million of losses for mark-to market differences from book value on derivatives and (v) EUR 127 million in additional amortization expense related to capitalized internal use software; offset in part by (a) the EUR 467 million related tax effects of the reconciliation adjustments and (b) an increase in net gains from securities available for sale of EUR 129 million attributable to differences in accounting for realized gains and losses in investment portfolios. Pre-tax profit before taxes for North American operations for 2001 in accordance with U.S. GAAP would have been EUR 589 million lower than operating profit before taxes under Dutch GAAP, giving effect only to the charges under U.S. GAAP for goodwill amortization for North American acquisitions.

Changes in Accounting Rules

   New Accounting Standards

     New accounting standards applicable to Dutch GAAP can be found under the “Accounting Policies” section of our consolidated financial statements. New accounting standards applicable to U.S. GAAP can be found in Note 45 to our consolidated financial statements.

   International Financial Reporting Standards

     In accordance with European Regulations, ABN AMRO will adopt International Financial Reporting Standards (“IFRS”) for external reporting purposes from 2005 onwards. ABN AMRO commenced preparations for the adoption of IFRS in 2001 with a gap analysis between Dutch GAAP and IFRS to determine the key financial, business and system impacts. In the course of 2002, ABN AMRO made the key changes required to accounting and reporting procedures and consolidation systems in order to adopt IFRS for dual reporting purposes from January 1, 2004. Other significant system changes such as those relating to financial instruments fair valuation, hedge accounting, asset provisioning and effective interest rate requirements were started in 2003 and will continue into 2005 to further automate the IFRS requirements. Ongoing training initiatives for staff and senior management of ABN AMRO in the new standards is underway, as of 2003. The key impacts on ABN AMRO from the adoption of IFRS arise from the IAS 39 and 32 standards relating to financial instruments and IAS 19 relating to employee benefits, which standards still are not finalized. ABN AMRO continues to participate in and monitor external developments from the IASB and the EU with respect to adoption of IFRS.

     As part of our efforts to adopt IFRS, we expect a change of estimation methodology for determining the general allowance for loan losses both under IFRS and U.S. GAAP. The purpose of this change in U.S. GAAP is to reduce the number of reconciling differences between IFRS and U.S. GAAP in line with the spirit of the intended harmonization between IFRS and U.S. GAAP. Upon adoption of IFRS we would most likely transfer a portion of the fund for general banking risks into shareholders’ equity. This difference under U.S. GAAP would be recognized through the income statement at that time. At this time, we are still investigating what the most appropriate harmonized methodology should be. We are certain that application of the methodology will not lead to a higher general loan loss reserve than is currently reflected under U.S. GAAP. It is possible that in adopting the new estimation methodology the amount to be released through the income statement could be significant. We also expect the application of the new estimation methodology to have an effect on future results of operations.

B. Liquidity and Capital Resources

      The following table shows our capital at December 31, 2003, 2002 and 2001.

Group capital	At December 31,

	2003	2002	2001

	(in millions of EUR)
Ordinary Share capital	919	890	862
Preference share capital	813	813	813
Convertible preference shares	0	1	2

Share capital	1,732	1,704	1,677
Ordinary Share premium reserves	2,548	2,529	2,486
Convertible preference share premium reserves	1	14	18
Other reserves	8,766	6,834	7,917

Shareholders’ equity	13,047	11,081	12,098
Minority interests	3,713	3,810	4,556

Group equity	16,760	14,891	16,654
Fund for general banking risks	1,143	1,255	1,381
Subordinated debt	13,900	14,278	16,283

Group capital	31,803	30,424	34,318

     Group capital at year-end 2003 was EUR 31,803 million, an increase of EUR 1,379 million or 4.5% compared to 2002. Shareholders’ equity increased by EUR 1,966 million or 17.7% mainly due to the net profit after dividend distribution added to retained earnings. This was offset by translation differences on non-Euro investments in operations abroad. The full year addition to the general reserve from net profit less dividends will equal EUR 2,461 million. Revaluation of our participations and premises raised equity by EUR 159 million. Total goodwill of EUR 425 million was deducted from reserves for acquisitions, among them Banco Sudameris, in Brazil, and Artemis, in the U.K., and an increase of our participation in Banca Antonveneta. The acquisition of Banco Sudameris was partly paid for by the issue of new shares in Banco ABN AMRO Real, resulting in a EUR 207 million dilution premium being added to equity. Exchange rate differences led to a loss of EUR 465 million, of which EUR 227 million was caused by the depreciation of the USD.

     Group capital at year-end 2002 was EUR 30,424 million, a decrease of EUR 3,894 million or 11.3% from year-end 2001. Shareholders’ equity decreased by EUR 1,017 million or 8.4%, mainly due to translation changes on investments in operations abroad, an adjustment to account for the change in pension accounting and a goodwill charge offset by retained net profits. Foreign currency exchange rate differences totaled EUR 1,622 million, of which the depreciation of the USD and BRL led to translation losses of EUR 176 million and EUR 1,142 million, respectively. The effect of the change in accounting for pension plans was EUR 430 million net of taxes. Reserves were adjusted to allow for a EUR 374 million charge for the shortfall in the pension plan assets. Total goodwill of EUR 201 million was deducted from reserves for acquisitions, including Delbrück & Co in Germany and Banca Antoniana Popolare Veneta in Italy, among others and for the dilution of our participation in Capitalia caused by Capitalia’s share issue. Following distribution of the final 2002 dividend the full year addition to the general reserve from net profit will equal EUR 1,573 million, assuming that approximately 58% of the dividend will be paid in shares.

     The number of ordinary shares outstanding at the end of 2003 rose by 52.3 million to 1,637.9 million, of which 50.0 million were related to stock dividends issued at an average price of EUR 15.67. The 2002 final dividend resulted in 50% of shareholders choosing the stock dividend, for which 23.6 million shares were issued at EUR 15.075 each. After the 2003 interim dividend was declared, 50% of shareholders chose the stock dividend, leading to 26.4 million shares issued at EUR 16.20 each. Staff options exercised resulted in 0.4 million additional shares, issued from repurchased shares at an average price of EUR 17.34. Lastly, 0.5 million preference shares were converted into 1.9 million ordinary shares for an extra contribution to capital of EUR 1.5 million. The period for conversion of preference shares closed at the end of October 2003 and the remaining 44,988 shares were changed into non-convertible preference shares, on which the dividend rate, fixed for ten years, is 3.3231% with effect from January 1, 2004.

     The number of ordinary shares issued increased by 49 million in 2002 while the total number outstanding increased by 50.1 million to 1,585.6, of which 44.4 million were related to stock dividends at an average price of EUR 17.96. The 2001 final dividend resulted in 56% of shareholders choosing the stock dividend, for which 19.3 million shares were issued at EUR 20.25 each. After the 2002 interim dividend was declared, 58% of shareholders chose the stock dividend, leading to 25.1 million shares being issued at EUR 16.20 each. Staff options exercised resulted in 5.1 million additional shares, of which 4 million were new shares, at an average price of EUR 16.21, while 1.1 million shares were issued from repurchased shares at an average price of EUR 16.72. Lastly 0.2 million preference shares were converted into 0.7 million ordinary shares for an extra payment of EUR 519,000.

     The EUR 97 million decrease of minority interests in 2003 is due to a combination of factors. Cumulative exchange rate changes of EUR 572 million, of which EUR 499 million were on elements of Tier 1 capital, caused a significant decrease. This was offset in part by increases due to the acquisition of Banco Sudameris and, to a lesser extent, the net movement in other subsidiaries with minority interests.

     Minority interests decreased EUR 746 million in 2002, mainly due to foreign currency exchange rate changes of EUR 732 million.

     The fund for general banking risk decreased by EUR 112 million in 2003. At year-end 2003, the portion of the fund for general banking risk maintained in foreign currency was USD 700 million. The EUR 112 million change in 2003 was due to foreign currency exchange rate changes, reflecting the difference between the USD 700 million converted at December 2002 in EUR 667 million and at December 2003 in EUR 555 million. Although in theory a fund for general banking risks can be established for all types of risks, within ABN AMRO it is solely related to credit risk. We are not allowed to charge the fund directly in the case of an (extraordinary) credit loss. In such a case, the loss has to be reported in the income statement as a loan loss with a release of the fund for general banking risks under a separate line item on the income statement.

     The fund for general banking risks decreased by EUR 126 million in 2002, caused by foreign currency exchange rate changes. At year-end 2002, a portion of the fund for general banking risk was maintained in foreign currency, USD 700 million. The EUR 126 million change in 2002 reflected the difference between the USD 700 million converted at December 2001 in EUR 793 million and at December 2002 in EUR 667 million.

     ABN AMRO is also able to raise funds by issuing subordinated debt. Subordinated debt capital fell in 2003 by EUR 378 million to EUR 13,900 million. The effect of foreign exchange rates reduced total subordinated debt by EUR 1,102 million, of which EUR 338 million was debt qualifying as Tier 1 capital. Redemptions totaled EUR 164 million and repurchased subordinated debt equaled EUR 137 million. This was offset by issuances totaling EUR 867 million and acquisitions of EUR 158 million. The cost and availability of subordinated debt finance are influenced by credit ratings. A reduction in these ratings could increase the cost and could reduce market access. At December 31, 2003, the credit ratings of ABN AMRO were as follows:

	Long term	Short term

Moody’s	Aa3	P1
Standard & Poor’s	AA-	A1	+
Fitch	AA-	F1	+

     Subordinated capital dropped by EUR 2,005 million to EUR 14,278 million in 2002. Redemptions, net of issuances, totaled EUR 705 million for the ordinary subordinated loans and EUR 145 million for the preference shares. Lower foreign exchange rates reduced total debt by an additional EUR 1,206 million in 2002.

     Client accounts are the primary source of liquidity for our banking operations. The core client accounts of our bank affiliates at December 31, 2003 were EUR 289.9 billion (of which EUR 133.6 billion was in the Netherlands, EUR 80.4 billion was in the United States and EUR 7.2 billion was in Brazil), which comprised 97.6% of client accounts.

     Our core client accounts of our bank affiliates at December 31, 2002 were EUR 289.5 billion (of which EUR 129.3 billion was in the Netherlands, EUR 97.9 billion was in the United States and EUR 4.5 billion was in Brazil), which comprised 94.0% of client accounts.

     We hold a portfolio of marketable securities and other short-term investments including Netherlands government bonds, U.S. Treasury and U.S. government agency paper and other OECD government paper, which can be readily converted to cash. These are part of the liquidity risk mitigants that are suitable instruments for the liquidity funding plan. Securitization programs are one of the tools in our liquidity management and global collateral management activities.

     In 2003, as part of our liquidity management we securitized an amount of EUR 5.1 billion in home mortgages (“EMS V notes”), which notes were retained by us, increasing our total assets under securitization to EUR 19.1 billion. As a result, ABN AMRO owned additional securities that are eligible as collateral for the Dutch Central Bank, resulting in a direct improvement of our liquidity. Unlike the U.S. federal banking authorities, the Dutch Central Bank does not directly accept mortgages as collateral. The securitization does not have an impact on our solvency or on the balance sheet presentation of the underlying securitized mortgages. If and when required, these notes can be sold in the market.

     Part of our liquidity risk policy is to maintain a portfolio of unencumbered liquid assets. These assets are marketable securities and other short-term investments consisting of, among others, OECD government paper and U.S. Treasury securities. We hold part of these assets as collateral against drawing facilities with the relevant central banks, while the remainder is kept as a contingency liquidity portfolio. These assets can be readily converted into cash, used as additional collateral with central banks or used in secured borrowings with various counter-parties.

     We are also an active participant in the capital markets, issuing commercial paper and medium-term notes, as well as debentures, subordinated debt and preferred stock. See the schedules of Securities, including the investment and trading portfolios, Contractual Obligations, Commitments and Contingent Commitments and Short-term Borrowings in “—Selected Statistical Information” below.

     We consider funding in the interbank market to be an additional source of liquidity for our investment banking activities. For a breakdown of interbank funding, see Note 3 (Banks - assets) and Note 10 (Banks - liabilities) to our consolidated financial statements. Within the line Banks on the assets side of the balance sheet, professional securities transactions relate to reverse repurchase agreements and buy and sell back transactions, where amounts are paid to banks for the temporary purchase of securities. Time deposits (placed) and demand accounts are traditional inter bank assets. Loans to banks are generally not callable. Within the line Banks on the liabilities side of the balance sheet, professional securities transactions consist of reverse repurchase agreements, including monies borrowed against pledge of securities temporarily sold with a repurchase agreement where the counter party is a bank. Demand deposits include current and demand accounts with central banks. Time deposits include “call-fixe” money taken. Loans from banks mainly relate to funding of the mortgage business, among others.

     Loans from banks (including professional securities transactions) totaled EUR 110.9 billion at December 31, 2003 (2002: EUR 95.9 billion), compared to loans to banks (including professional securities transactions) of EUR 58.8 billion (2002: EUR 41.9 billion). Interbank funding showed a decrease/increase compared to 2002 from EUR 95.9 billion to EUR 110.9 billion at December 31, 2003.

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

     For an analysis of our shareholders’ equity under U.S. GAAP, see Note 45 to our consolidated financial statements.

     ABN AMRO applies capital adequacy ratios based on the Bank for International Settlements’ (BIS) guidelines and Dutch Central Bank directives. These ratios compare our bank’s capital with its assets and off-balance sheet exposure weighted according to relative risk. Capital is also set aside for market risk associated with our bank’s trading activities. The minimum Tier 1 ratio is 4% and the minimum total capital ratio is 8%. ABN AMRO comfortably meets these standards with a Tier 1 ratio of 8.15% and a BIS total capital ratio of 11.73% as at December 31, 2003.

     Our total capital base fell by 0.9% in 2003. Risk-weighted assets amounted to EUR 223.8 billion at year-end 2003, a decrease of EUR 5.8 billion or 2.5% from the end of the previous year. Securitization programs in 2003 totaled EUR 8.7 billion with a RWA reduction of EUR 4.0 billion.

     The following table analyzes our capital ratios at December 31, 2003, 2002 and 2001 in accordance with supervisory requirements.

Capital ratios	At December 31,

	2003	2002	2001

	(in millions of EUR, except percentages)
Tier 1 capital	18,236	17,178	19,224
Tier 2 capital	9,509	10,004	11,714
Tier 3 capital	272	272	336
Supervisory deductions	(1,763)	(961)	(1,460)

Total capital base	26,254	26,493	29,814

Risk weighted assets on balance	180,115	181,749	216,426
Off balance	41,017	45,135	51,075
Market risks	2,644	2,688	5,886

Total risk weighted assets	223,776	229,572	273,387

Tier 1 capital ratio	8.15%	7.48%	7.03%
Total capital ratio	11.73%	11.54%	10.91%

   Consolidated Balance Sheet

     Consolidated total assets at December 31, 2003 were EUR 560.4 billion, up EUR 4.4 billion or 0.8% from year-end 2002. Lower year-end exchange rates decreased total assets by EUR 45.0 billion. The acquisition of Banco Sudameris added EUR 3.5 billion and the remainder EUR 45.9 billion reflects organic growth, mainly due to Banks 21.8 billion and Loans 7.7 billion.

   Loans

     Loans decreased by EUR 14.1 billion or 4.5% to EUR 296.8 billion at December 31, 2003. Loans to the public sector decreased by EUR 1.9 billion, mainly due to a decrease in other loans at WCS and a negative currency impact of EUR 0.4 billion. Private sector loans, excluding repurchased securities transactions, decreased by EUR 12.5 billion to EUR 234.8 billion, basically due to currency translations of EUR 19.2 billion, partly offset by acquisitions of EUR 1.9 billion and organic growth of EUR 4.8 billion, mainly in mortgages at C&CC and private loans at WCS. Repurchased securities transactions increased by EUR 0.3 billion, of which currency translations were EUR 3.9 billion and organic growth was EUR 4.2 billion.

   Total Client Accounts

     Total client account balances increased in 2003 by EUR 0.4 billion or 0.1% to EUR 289.9 billion. The increase of EUR 0.4 billion is mainly due to acquisition effects (EUR 1.9 billion) and organic growth (EUR 21.4 billion) negatively impacted by currency differences (EUR 22.9 billion). The organic change was due to EUR 6.7 billion higher repurchased securities transactions and EUR 13.8 billion other client accounts, which were mainly time deposits at WCS.

SELECTED STATISTICAL INFORMATION

Average Balance Sheet

     The following tables present our average balances, based on month-end averages, and interest amounts and average rates for each of the past three years.

Average Assets(1)			For the Year Ended December 31,

	2003			2002			2001

	Average Balance	Interest Revenue	Average Rate (%)	Average Balance	Interest Revenue	Average Rate (%)	Average Balance	Interest Revenue	Average Rate (%)

				(in millions of EUR, except percentages)
Banks
The Netherlands	3,613	108	3.0	5,048	200	4.0	12,307	505	4.1
North America	8,268	165	2.0	11,864	368	3.1	53,446	2,617	4.9
Rest of the World	45,458	1,291	2.8	39,984	1,202	3.0	21,088	910	4.3
Loans(2)
Public sector(3)
Netherlands	5,319	200	3.8	7,558	388	5.1	6,397	336	5.3
North America	994	35	3.5	1,048	41	3.9	1,058	56	5.3
Rest of the
World	3,930	94	2.4	7,332	176	2.4	5,964	200	3.4
Private sector
Netherlands	149,745	8,554	5.7	144,231	9,800	6.8	155,263	10,088	6.5
North America	114,135	4,221	3.7	121,070	4,670	3.9	117,332	7,379	6.3
Rest of the
World	70,928	3,800	5.4	72,953	4,146	5.7	91,240	6,298	6.9
Interest-earning
securities(4)
Investment
portfolio
Netherlands	48,885	2,000	4.1	52,743	2,377	4.5	25,390	1,345	5.3
North America	30,052	1,010	3.4	34,188	1,774	5.2	31,610	2,054	6.5
Rest of the
World	11,707	445	3.8	19,678	761	3.9	15,223	685	4.5
Trading portfolio
and other
securities
Netherlands	1,859	74	4.0	1,483	66	4.5	6,811	375	5.5
North America	14,424	535	3.7	14,674	779	5.3	20,441	1,113	5.4
Rest of the
World	41,614	997	2.4	31,069	622	2.0	28,372	1,052	3.7

Total interest-
earning assets	550,931	23,529	4.3	564,923	27,370	4.8	591,942	35,013	5.9
Non-interest-
earning assets	47,443	—		53,157	—		55,887	—

Total average
assets	598,374	23,529	3.9	618,080	27,370	4.4	647,829	35,013	5.4

(1)	Assets temporarily sold (subject to repurchase) are included in the relevant balance sheet item.

(2)	For purposes of presentation in this table, loans include professional securities transactions.

(3)	Public sector represents central, regional and local governments and governmental authorities.

(4)	Balance sheet item. Short-dated government paper is included in the table above, partially in investment portfolio and partially in other securities.

Average Liabilities and Group Equity			For the Year Ended December 31,

	2003			2002			2001

	Average Balance	Interest Expense	Average Rate (%)	Average Balance	Interest Expense	Average Rate (%)	Average Balance	Interest Expense	Average Rate (%)

				(in millions of EUR, except percentages)
Banks
The Netherlands	52,876	1,594	3.0	38,801	1,514	3.9	39,415	1,597	4.1
North America	24,686	472	1.9	29,070	657	2.3	32,991	1,536	4.7
Rest of the World	51,219	1,028	2.0	50,042	919	1.8	61,031	1,921	3.1
Savings accounts
The Netherlands	40,430	1,026	2.5	36,963	1,258	3.4	33,544	1,239	3.7
North America	19,748	308	1.6	24,553	560	2.3	34,042	1,307	3.8
Rest of the World	14,429	303	2.1	16,855	396	2.3	16,315	523	3.2
Deposits and other
client accounts(1)
The Netherlands	95,658	3,504	3.7	96,296	3,886	4.0	100,120	4,820	4.8
North America	68,416	875	1.3	83,342	2,133	2.6	91,991	5,109	5.6
Rest of the World	53,465	1,258	2.4	59,545	1,412	2.4	64,913	2,207	3.4
Debt securities
The Netherlands	38,764	1,444	3.7	38,006	2,068	5.4	22,765	1,198	5.3
North America	18,006	501	2.8	23,787	854	3.6	25,556	1,615	6.3
Rest of the World	15,068	632	4.2	16,240	924	5.6	15,000	890	5.9
Subordinated debt
The Netherlands	8,642	510	5.9	8,701	534	6.1	8,716	543	6.2
North America	5,280	344	6.5	6,402	403	6.3	6,433	413	6.4
Rest of the World	91	7	7.7	93	7	7.5	67	5	7.5

Total interest-bearing
liabilities	506,778	13,806	2.7	528,876	17,525	3.3	552,899	24,923	4.5
Non-interest-bearing
liabilities	75,512	—		73,687	—		78,390	—
Group equity(2)	16,084	—		15,517	—		16,540	—

Total average
liabilities and
Group equity	598,374	13,806	2.3	618,080	17,525	2.8	647,829	24,923	3.8

(1)	For purposes of presentation in this table, deposits and other client accounts includes professional securities transactions.

(2)	Group equity includes minority interests.

Changes in Net Interest Revenue: Volume and Rate Analysis

     The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, changes in interest revenue and expense due to changes in volume and in rates for 2003 compared to 2002, and 2002 compared to 2001. Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rate have been allocated proportionally.

	2003 Over 2002 Change Due to Increase (Decrease) in			2002 Over 2001 Change Due to Increase (Decrease) in

	Total Change in Interest Revenue	Volume	Rate	Total Change in Interest Revenue	Volume	Rate

			(in millions of EUR)
Interest Revenue
Banks
The Netherlands	(92)	(49)	(43)	(305)	(288)	(17)
North America	(203)	(93)	(110)	(2,249)	(1,529)	(720)
Rest of the World	89	158	(69)	292	631	(339)
Loans(1)
Public Sector
The Netherlands	(188)	(99)	(89)	52	60	(8)
North America	(6)	(2)	(4)	(15)	(1)	(14)
Rest of the World	(82)	(81)	(1)	(24)	40	(64)
Private sector
The Netherlands	(1,246)	363	(1,609)	(288)	(737)	449
North America	(449)	(261)	(188)	(2,709)	228	(2,937)
Rest of the World	(346)	(113)	(233)	(2,152)	(1,144)	(1,008)
Interest-earning securities
Investment portfolio
The Netherlands	(377)	(167)	(210)	1,032	1,259	(227)
North America	(764)	(195)	(569)	(280)	158	(438)
Rest of the World	(316)	(303)	(13)	76	181	(105)
Trading portfolio and other securities
The Netherlands	8	15	(7)	(309)	(248)	(61)
North America	(244)	(13)	(231)	(334)	(307)	(27)
Rest of the World	375	237	138	(430)	92	(522)

Total	(3,841)	(603)	(3,238)	(7,643)	(1,605)	(6,039)

(1)	For purposes of presentation in this table, loans includes professional securities transactions.

	2003 Over 2002 Change Due to Increase (Decrease) in			2002 Over 2001 Change Due to Increase (Decrease) in

	Total Change in Interest Expense	Volume	Rate	Total Change in Interest Expense	Volume	Rate

Interest Expense			(in millions of EUR)
Banks
The Netherlands	80	472	(392)	(83)	(25)	(58)
North America	(185)	(92)	(93)	(879)	(165)	(714)
Rest of the World	109	22	87	(1,002)	(302)	(700)
Savings accounts
The Netherlands	(232)	110	(342)	19	121	(102)
North America	(252)	(96)	(156)	(747)	(304)	(443)
Rest of the World	(93)	(54)	(39)	(127)	17	(144)
Deposits and other customer
accounts
The Netherlands	(382)	(26)	(356)	(934)	(178)	(756)
North America	(1,258)	(332)	(926)	(2,976)	(442)	(2,534)
Rest of the World	(154)	(143)	(11)	(795)	(171)	(624)
Debt securities
The Netherlands	(624)	40	(664)	870	828	42
North America	(353)	(183)	(170)	(761)	(105)	(656)
Rest of the World	(292)	(71)	(221)	34	81	(47)
Subordinated debt
The Netherlands	(24)	(4)	(20)	(9)	(1)	(8)
North America	(59)	(73)	14	(10)	(2)	(8)
Rest of the World	0	0	0	2	2	0

Total	(3,719)	(430)	(3,289)	(7,398)	(646)	(6,752)

Yields, Spreads and Margins

     The following table presents selected yield, spread and margin information applicable to us for each of the past three years.

Yields, spreads and margins	2003	2002	2001

		(In Percentages)
Gross yield(1)
The Netherlands	5.2	6.1	6.1
North America	3.6	4.2	5.9
Rest of the World	3.8	4.0	5.6
ABN AMRO	4.3	4.8	5.9
Interest rate spread(2)
The Netherlands	1.8	1.8	1.5
North America	1.7	1.4	1.2
Rest of the World	1.4	1.5	2.1
ABN AMRO	1.5	1.5	1.4
Net interest margin(3)
The Netherlands	1.6	1.7	1.6
North America	1.9	1.7	1.6
Rest of the World	1.4	2.1	2.3
ABN AMRO	1.6	1.6	1.6

(1)	Gross yield represents the interest rate earned on average interest earning assets.

(2)	Interest rate spread represents the difference between the interest rate earned on average interest earning assets and the rate paid on average interest bearing liabilities.

(3)	Net interest margin represents the difference between the interest rate earned on average total assets and the interest rate paid on average total liabilities.

Assets

   Securities

      The following table shows the book value of our securities portfolios at December 31, 2003, 2002 and 2001.

Securities portfolios	At December 31,

	2003	2002	2001

	(in millions of EUR)
Investment portfolios	90,434	94,605	81,107
Trading portfolios	42,516	42,332	41,988
Other securities	8,331	8,458	12,566

Total interest-earning securities	141,281	145,345	135,661
Shares	16,245	15,736	16,794

Total securities portfolios	157,526	161,131	152,455

      Investment Portfolios

     The following is an analysis of the fair market value of our investment portfolios at December 31, 2003, 2002 and 2001. In the tables below, fair market value is based on quoted prices for traded securities and estimated fair market value for non-traded securities.

Investment portfolios	Book Value	Premiums or Discounts	Amortized Cost Gains	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value

		(in millions of EUR)
December 31, 2003
Dutch government(1)	4,749	77	4,826	70	(1)	4,895
U.S. Treasury and U.S.
government agencies	9,859	51	9,910	187	(23)	10,074
Other OECD governments	38,121	822	38,943	882	(23)	39,802
Mortgage-backed securities	21,707	348	22,055	267	(46)	22,276
Other interest-earning securities	15,998	24	16,022	730	(328)	16,424

Total interest-earning securities	90,434	1,322	91,756	2,136	(421)	93,471
Shares	5,012					5,012

Total investment portfolios	95,446					98,483

December 31, 2002
Dutch government(1)	5,342	126	5,468	349	(1)	5,816
U.S. Treasury and U.S.
government agencies	12,131	173	12,304	490	(1)	12,793
Other OECD governments	37,183	482	37,665	1,669	(631)	38,703
Mortgage-backed securities	23,774	259	24,033	613	(1)	24,645
Other interest-earning securities	16,175	145	16,320	343	(211)	16,452

Total interest-earning securities	94,605	1,185	95,790	3,464	(845)	98,409
Shares	6,218	—	—	—	—	6,218

Total investment portfolios	100,823	—	—	—	—	104,627

December 31, 2001
Dutch government(1)	5,016	114	5,130	168	(7)	5,291
U.S. Treasury and U.S.
government agencies	10,520	124	10,644	62	(120)	10,586
Other OECD governments	26,035	536	26,571	450	(78)	26,943
Mortgage-backed securities	26,415	98	26,513	171	(206)	26,478
Other interest-earning securities	13,121	(40)	13,081	333	(50)	13,364

Total interest-earning securities	81,107	832	81,939	1,184	(461)	82,662
Shares	4,850	—	—	—	—	4,850

Total investment portfolios	85,957	—	—	—	—	87,512

(1)	Dutch government includes Dutch central, regional and municipal government obligations.

     The following table analyzes interest earning investment securities by maturity and weighted average yield at December 31, 2003. Yields on tax exempt obligations have not been computed on a tax equivalent basis.

Interest earning investment securities	Within 1 Year		After 1 Year and Within 5 Years		After 5 Years and Within 10 Years		After 10 Years

	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

			(in millions of EUR, except percentages)
Dutch government	341	6.74	1,731	3.99	2,698	6.08	56	7.04
U.S. Treasury and U.S. government agencies	913	2.35	3,142	4.96	1,944	5.09	3,911	5.98
Other OECD governments	3,396	3.31	17,054	4.27	16,868	4.04	1,625	5.91
Mortgage-backed securities(1)	89	4.49	391	5.37	2,632	3.57	18,943	5.74
Other securities	2,830	6.35	6,636	5.82	3,920	4.72	2,636	6.15

Total amortized cost	7,569	4.56	28,954	4.70	28,062	4.36	27,171	5.83
Total market value	7,498		29,501		28,791		27,681

(1)	Maturity dates have been estimated based on historical experience.

      Trading Portfolios

      The following table analyzes the book value, which is equal to fair market value because the trading portfolios are marked-to-market, of securities in our trading portfolios at December 31, 2003, 2002 and 2001.

Trading portfolios	At December 31,

	2003	2002	2001

	(in millions of EUR)
Dutch government	2,219	955	541
U.S. Treasury and U.S. government agencies	8,212	12,104	16,476
Other OECD governments	19,242	16,199	13,823
Other interest-earning securities	12,843	13,074	11,148

Total interest-earning securities	42,516	42,332	41,988
Shares	8,664	6,633	9,337

Total trading portfolios	51,180	48,965	51,325

      Other Securities

      The following table analyzes the fair market value of other securities at December 31, 2003, 2002 and 2001.

Other securities	2003			2002			2001

	Book Value	Amortized Cost	Fair Market Value	Book Value	Amortized Cost	Fair Market Value	Book Value	Amortized Cost	Fair Market Value

				(in millions of EUR)
Other short-dated
government paper	790	790	788	1,191	1,191	1,176	3,126	3,126	3,146
Other bank paper	3,501	3,484	3,501	3,269	3,293	3,269	3,295	3,285	3,295
Other debt securities	4,040	4,036	4,075	3,998	3,443	3,856	6,145	6,145	6,144

Total interest-earning
securities	8,331	8,310	8,364	8,458	7,927	8,301	12,566	12,556	12,585
Shares	2,569		2,455	2,885		2,821	2,607		2,449

Total other securities	10,900		10,819	11,343		11,122	15,173		15,034

      Concentration

     At December 31, 2003, we held the following securities positions in issuers, which exceeded 10% of our shareholders’ equity at that date:

	Book Value	Fair Market Value

	(in millions of EUR)
German central government	20,543	21,400
Dutch central government	4,701	4,842
Italian central government	4,450	4,766
Belgian central government	2,902	3,026
Brazilian central government	2,708	2,722
Japanese central government	2,058	2,082
Taiwan central government	1,482	1,508
Spanish central government	1,337	1,445

Banks

     Under Dutch GAAP, we are required to follow the counter party principle, whereby transactions with banks, including loans to and from banks, or professional securities transactions entered into with banks, have to be classified under “Banks” on our balance sheet. This is also a reporting requirement from the Dutch Central Bank. The following tables show loans to banks at December 31, 2003, 2002 and 2001, and an analysis of their remaining life at December 31, 2003.

Loans to Banks	At December 31,

	2003	2002	2001

	(in millions of EUR)
The Netherlands	7,926	6,108	7,623
North America	6,313	8,452	8,046
Rest of the World	44,561	27,364	33,950

Total loans to banks (gross)	58,800	41,924	49,619

Loans to Banks – Maturities		At December 31, 2003

	Within 1 Year	After l year and Within 5 Years	After 5 Years	Total

		(in millions of EUR)
The Netherlands	4,078	2,871	977	7,926
North America	6,313	—	—	6,313
Rest of the World	43,522	712	327	44,561

Total loans to banks (gross)	53,913	3,583	1,304	58,800

Loans

     Our loan portfolio consists of loans, overdrafts, assets subject to operating leases, finance lease receivables to governments, corporations and consumers and reverse repurchase agreements. Geographic analyses of loans are, unless otherwise specifically indicated, based on the location of the branch or office from which the loan is made.

      The following table analyzes our portfolio by sector at the dates indicated.

Loans		At December 31,

	2003	2002	2001	2000	1999

Public sector	5,494	7,371	14,114	15,000	12,097
Commercial	130,983	142,296	153,770	148,102	130,003
Retail	107,706	108,965	110,860	101,540	81,679

Total private sector	238,689	251,261	264,630	249,642	211,682
Total loans (gross) excluding professional
securities transactions	244,183	258,632	278,744	264,642	223,779
Professional securities transactions	56,578	56,309	71,055	58,842	40,742

Total loans (gross) including professional
securities transactions	300,761	314,941	349,799	323,484	264,521

Total loans (net)(1)	296,843	310,903	345,330	319,266	259,723

(1)	The difference between total loans (gross) and total loans (net) represents our specific allowance for loan losses. For a discussion of our provisioning policy, see below under “—Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses—Provisioning Policy”.

     Our lease portfolio aggregated EUR 12,586, EUR 13,106 million and EUR 11,825 million at December 31, 2003, 2002 and 2001, respectively. At December 31, 2003, the lease portfolio was comprised of finance lease receivables of EUR 3,524 million and assets subject to operating leases of EUR 9,062 million.

     In addition to loans, at December 31, 2003, we had loan commitments, guarantees, letters of credit, endorsements and similar products, amounting to EUR 162,513 million, of which EUR 119,675 million represented undrawn loan facilities.

   Outstanding Loans by Region and Sector

      The following table analyzes our loans by region and sector at the dates indicated.

Outstanding Loans		At December 31,

	2003	2002	2001	2000	1999

		(in millions of EUR)
The Netherlands
Public sector	1,128	2,262	2,550	2,901	3,749
Commercial	52,990	54,319	54,329	53,734	47,575
Retail	84,382	80,664	75,847	67,635	50,282

Total Netherlands	138,500	137,245	132,726	124,270	101,606
North America
Public sector	898	1,129	1,099	984	871
Commercial	38,185	47,471	51,658	46,229	35,827
Retail	14,668	20,855	25,353	23,580	22,130

Total North America	53,751	69,455	78,110	70,793	58,828
Rest of the World
Public sector	3,468	3,980	10,465	11,115	7,477
Commercial	39,808	40,506	47,783	48,139	46,601
Retail	8,656	7,446	9,660	10,325	9,267

Total Rest of the World	51,932	51,932	67,908	69,579	63,345

Total loans (gross)	244,183	258,632	278,744	264,642	223,779

Maturities

     The following table provides an analysis of loan maturities at December 31, 2003. Determinations of maturities are based on contract terms.

Loans – Maturities		At December 31, 2003

	Within 1 Year	After l year and Within 5 Years	After 5 Years	Total

		(in millions of EUR)
The Netherlands
Public sector	205	430	493	1,128
Commercial	26,614	13,713	12,663	52,990
Retail	10,355	14,721	59,306	84,382

Total Netherlands	37,174	28,864	72,462	138,500
North America
Public sector	273	477	148	898
Commercial	15,452	17,012	5,721	38,185
Retail	6,593	4,175	3,900	14,668

Total North America	22,318	21,664	9,769	53,751
Rest of the World
Public sector	2,773	479	216	3,468
Commercial	27,997	9,990	1,821	39,808
Retail	5,150	1,846	1,660	8,656

Total Rest of the World	35,920	12,315	3,697	51,932

Total loans (gross)	95,412	62,843	85,928	244,183

   Interest Rate Sensitivity

     The following table analyzes at December 31, 2003 the interest rate sensitivity of loans due after one year and within five years, and loans due after five years, divided by region.

Loans – Interest rate sensitivity	At Variable Rate(1)		At Adjustable Rate(2)	At Fixed Rate(3)	Total

			(in millions of EUR)
Due after 1 and within 5 years
The Netherlands
Public sector	—		—	430	430
Commercial	223		296	13,194	13,713
Retail	1,754	`	12	12,955	14,721

Total Netherlands	1,977		308	26,579	28,864
North America
Public sector	169		140	168	477
Commercial	7,999		4,892	4,121	17,012
Retail	553		1,814	1,808	4,175

Total North America	8,721		6,846	6,097	21,664
Rest of the World
Public sector	76		10	393	479
Commercial	2,062		696	7,232	9,990
Retail	392		181	1,273	1,846

Total Rest of the World	2,530		887	8,898	12,315

Total (gross)	13,228		8,041	41,574	62,843

Due after 5 years
The Netherlands
Public sector	—		—	493	493
Commercial	311		38	12,314	12,663
Retail	1,787		1,239	56,280	59,306

Total Netherlands	2,098		1,277	69,087	72,462
North America
Public sector	70		58	20	148
Commercial	3,256		1,335	1,130	5,721
Retail	659		1,854	1,387	3,900

Total North America	3,985		3,247	2,537	9,769
Rest of the World
Public sector	169		3	44	216
Commercial	721		354	746	1,821
Retail	537		461	662	1,660

Total Rest of the World	1,427		818	1,452	3,697

Total (gross)	7,510		5,342	73,076	85,928

(1)	Variable rate loans are EURIBOR, London interbank offering rate (LIBOR), prime rate-based loans as well as adjustable rate loans with fixed interest periods of up to one year.

(2)	Adjustable rate loans are loans with fixed interest rates for a period that is shorter than the entire term of the loan.

(3)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.

   Private Sector Loans by Type of Collateral

     The following table analyzes private sector loans by type of collateral at the dates indicated. Unsecured loans include loans for which we have the right to require collateral.

Private sector loans		At December 31,

	2003	2002	2001	2000	1999

		(in millions of EUR)
Commercial
Public authority guarantees	11,382	10,313	3,879	6,932	6,109
Mortgages	28,074	20,859	20,561	22,615	18,974
Securities	1,006	1,764	2,605	3,246	2,337
Bank guarantees	3,113	2,896	2,941	5,606	3,114
Other types of collateral and unsecured	87,408	106,464	123,784	109,703	99,469

Total commercial loans	130,983	142,296	153,770	148,102	130,003
Retail
Public authority guarantees	50	472	6,706	6,392	3,628
Mortgages	80,794	85,455	80,122	74,496	58,082
Other types of collateral and unsecured	26,862	23,038	24,032	20,652	19,969

Total retail loans	107,706	108,965	110,860	101,540	81,679

Total private sector loans (gross)	238,689	251,261	264,630	249,642	211,682

Total private sector loans (net)(1)	234,778	247,229	260,175	245,450	206,974

(1)	The difference between total private sector loans (gross) and total private sector loans (net) represents our specific allowance for loan losses. For a discussion of our provisioning policy, see “—Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses—Provisioning Policy”.

   Commercial Loans by Industry

      The following table analyzes commercial loans by industry at the dates indicated.

Loans – Industry		At December 31,

	2003	2002	2001	2000	1999

		(in millions of EUR)
Agriculture, mining and energy	11,202	13,877	9,379	10,436	10,718
Manufacturing	27,980	31,132	31,482	36,751	30,948
Construction and real estate	19,025	20,477	20,268	17,972	15,067
Wholesale and retail trade	18,329	19,280	20,990	21,387	19,257
Transportation and communications	12,966	14,375	18,370	12,894	10,451
Financial services	22,086	20,198	22,026	17,260	17,639
Business services	10,565	11,881	16,534	15,091	12,290
Education, health care and other services	8,830	11,076	14,721	16,311	13,633

Total commercial loans (gross)	130,983	142,296	153,770	148,102	130,003

Loan Portfolio by Region

     Set forth below is an analysis of our loan portfolio by region. The loan portfolio of our Dutch, European (non-Dutch) and North American operations comprised 91.6% of our total loan portfolio at December 31, 2003. The remainder of the total loan portfolio (described hereunder in Rest of the World) at December 31, 2003 is comprised of 5.4% from Asian operations, 2.6% from Latin American operations and 0.4% from Middle East and African operations.

   Netherlands Loan Portfolio

      The Netherlands loan portfolio is comprised of loans made from offices and branches located in the Netherlands. The following tables analyze, at the dates indicated, the Netherlands loan portfolio by location of the borrower, and, in the case of private sector loans, type of collateral and industry of the borrower.

Netherlands – Loans by customer location		At December 31,

	2003	2002	2001	2000	1999

		(in millions of EUR)
Public sector
The Netherlands	577	1,019	1,680	2,128	3,001

Rest of Europe	129	538	308	264	207
North America	—	—	—	—	76
Rest of the World	422	705	562	509	465

	551	1,243	870	773	748

Total public sector loans (gross)	1,128	2,262	2,550	2,901	3,749

Private sector
The Netherlands	125,922	124,083	118,652	108,776	87,925

Rest of Europe	6,342	3,999	5,061	4,769	2,689
North America	794	2,428	1,062	3,274	3,088
Rest of the World	4,314	4,473	5,401	4,550	4,155

	11,450	10,900	11,524	12,593	9,932

Total private sector loans (gross)	137,372	134,983	130,176	121,369	97,857

Netherlands – Private sector loans by type of collateral		At December 31,

	2003	2002	2001	2000	1999

		(in millions of EUR)
Commercial
Public authority guarantees	8,083	7,282	1,033	3,752	3,373
Mortgages	12,353	5,248	5,054	12,107	10,054
Securities	146	645	740	968	982
Bank guarantees	710	452	265	141	415
Other types of collateral and unsecured	31,698	40,692	47,237	36,766	32,751

Total commercial loans (gross)	52,990	54,319	54,329	53,734	47,575
Retail
Public authority guarantees	0	469	6,624	6,381	3,607
Mortgages	65,095	63,959	54,389	50,403	35,491
Other types of collateral and unsecured	19,287	16,236	14,834	10,851	11,184

Total retail loans (gross)	84,382	80,664	75,847	67,635	50,282

Total private sector loans (gross)	137,372	134,983	130,176	121,369	97,857

Netherlands – Commercial loans by industry		At December 31,

	2003	2002	2001	2000	1999

		(in millions of EUR)
Agriculture, mining and energy	5,239	5,539	3,993	3,858	4,908
Manufacturing	8,932	9,259	7,427	9,900	8,498
Construction and real estate	6,239	6,698	5,680	5,650	3,976
Wholesale and retail trade	6,626	7,729	7,477	8,774	7,564
Transportation and communications	3,527	4,051	1,923	3,579	3,567
Financial services	15,069	12,533	15,694	9,958	8,955
Business services	3,996	4,559	7,106	6,927	5,079
Education, health care and other services	3,362	3,951	5,029	5,088	5,028

Total commercial loans (gross)	52,990	54,319	54,329	53,734	47,575

European Loan Portfolio

     The European loan portfolio is comprised of loans made from offices and branches located in Europe, excluding the Netherlands. The following tables analyze, at the dates indicated, the European private sector loan portfolio by type of collateral and industry of the borrower.

Europe – Private sector loans by type of collateral		At December 31,

	2003	2002	2001	2000	1999

		(in millions of EUR)
Commercial
Public authority guarantees	1,778	1,584	1,382	1,486	1,511
Mortgages	1,684	438	455	702	649
Securities	360	480	704	469	193
Bank guarantees	936	717	798	990	639
Other types of collateral and unsecured	22,491	23,311	24,766	23,466	21,187

Total commercial loans (gross)	27,249	26,530	28,105	27,113	24,179
Retail
Public authority guarantees	49	0	33	1	9
Mortgages	185	241	311	322	265
Other types of collateral and unsecured	1,022	1,050	1,171	1,326	1,416

Total retail loans (gross)	1,256	1,291	1,515	1,649	1,690

Total private sector loans (gross)	28,505	27,821	29,620	28,762	25,869

Europe – Commercial loans by industry		At December 31,

	2003	2002	2001	2000	1999

		(in millions of EUR)
Agriculture, mining and energy	1,513	1,989	1,719	1,464	1,052
Manufacturing	6,115	6,712	8,351	8,474	6,689
Construction and real estate	2,225	1,761	1,104	1,574	1,555
Wholesale and retail trade	3,956	3,082	3,623	3,570	3,558
Transportation and communications	4,680	4,316	4,420	3,603	2,524
Financial services	4,104	3,630	3,568	2,745	3,269
Business services	3,214	2,946	2,875	2,921	3,091
Education, health care and other services	1,442	2,094	2,445	2,762	2,441

Total commercial loans (gross)	27,249	26,530	28,105	27,113	24,179

   North American Loan Portfolio

     The North American loan portfolio is comprised of loans made by the LaSalle Group, loans made by offices and branches of the Bank’s Wholesale Clients SBU located in the United States, Canada and Mexico and loans made by Standard Federal. The Standard Federal loan portfolio consists primarily of mortgage loans. The following tables analyze, at the dates indicated, the North American private sector loan portfolio by type of collateral and by industry of the borrower. Through July 2001, loans made by European American Bank were also included.

North America – Private sector loans by type of collateral		At December 31,

	2003	2002	2001	2000	1999

		(in millions of EUR)
Commercial
Public authority guarantees	1,100	1,202	1,124	1,149	868
Mortgages	13,658	14,755	14,633	9,245	7,898
Securities	264	298	783	1,100	424
Bank guarantees	466	815	463	2,642	180
Other types of collateral and unsecured	22,697	30,401	34,655	32,093	26,457

Total commercial loans (gross)	38,185	47,471	51,628	46,229	35,827
Retail
Public authority guarantees	0	0	0	2	2
Mortgages	14,128	19,914	23,564	21,231	19,821
Other types of collateral and unsecured	540	941	1,789	2,347	2,307

Total retail loans (gross)	14,668	20,855	25,353	23,580	22,130

Total private sector loans (gross)	52,853	68,326	77,011	69,809	57,957

North America – Commercial loans by industry		At December 31,

	2003	2002	2001	2000	1999

		(in millions of EUR)
Agriculture, mining and energy	3,506	5,078	1,857	3,374	2,539
Manufacturing	7,816	10,228	10,084	11,552	8,495
Construction and real estate	9,922	11,340	12,644	9,748	8,219
Wholesale and retail trade	5,605	6,267	7,451	6,423	5,173
Transportation and communications	2,949	3,990	9,832	3,521	2,216
Financial services	1,974	2,469	684	2,150	1,804
Business services	2,623	3,741	3,054	3,590	2,628
Education, health care and other services	3,790	4,358	6,092	5,871	4,753

Total commercial loans (gross)	38,185	47,471	51,698	46,229	35,827

   Rest of the World Loan Portfolio

     The Rest of the World loan portfolio is comprised of loans made from offices and branches around the world, excluding the Netherlands, Europe and North America. The following tables analyze, at the dates indicated, the Rest of the World private sector loan portfolio by type of collateral and industry of the borrower.

Rest of the World – Private sector loans by type of collateral		At December 31,

	2003	2002	2001	2000	1999

		(in millions of EUR)
Commercial
Public authority guarantees	421	245	340	545	357
Mortgages	379	418	419	561	373
Securities	236	341	378	709	738
Bank guarantees	1,001	912	1,415	1,833	1,880
Other types of collateral and unsecured	10,522	12,060	17,126	17,378	19,074

Total commercial loans (gross)	12,559	13,976	19,678	21,026	22,422

Rest of the World – Private sector loans by type of collateral		At December 31,

	2003	2002	2001	2000	1999

		(in millions of EUR)
Retail
Public authority guarantees	2	3	49	8	10
Mortgages	1,386	1,341	1,858	2,540	2,505
Other types of collateral and unsecured	6,012	4,811	6,238	6,128	5,062

Total retail loans (gross)	7,400	6,155	8,145	8,676	7,577

Total private sector loans (gross)	19,959	20,131	26,751	29,702	29,999

Rest of the World – Commercial loans by industry		At December 31,

	2003	2002	2001	2000	1999

		(in millions of EUR)
Agriculture, mining and energy	944	1,271	1,810	1,740	2,219
Manufacturing	5,117	4,933	5,620	6,825	7,266
Construction and real estate	639	678	840	1,000	1,317
Wholesale and retail trade	2,142	2,202	2,439	2,620	2,962
Transportation and communications	1,810	2,018	2,195	2,191	2,144
Financial services	939	1,566	2,080	2,407	3,611
Business services	732	635	3,499	1,653	1,492
Education, health care and other services	236	672	1,195	2,590	1,411

Total commercial loans (gross)	12,559	13,976	19,768	21,026	22,422

Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses

     As used in this report, the term “provisions” denotes the charge to income, while “allowance” denotes the accumulated balance sheet position created by the provisions and held against the value of the assets.

   Provisioning Policy

     We have developed specific provisioning policies in respect of the various loan classes of business in which the Bank engages. These policies are kept under constant review and are adjusted to reflect, amongst other things, the Bank’s actual loss experience, developments in credit risk modeling techniques and changes in legislation in the various jurisdictions in which the Bank carries out its business.

      Corporate and Commercial Loans

     The corporate and commercial clients to whom the Bank grants credits are formally reviewed at least once a year by the Bank’s dedicated credit committees. Additionally, the Bank’s credit officers continually monitor the quality of loans. Should deterioration of either the quality of a loan or the financial strength of a borrower give rise to a doubt in respect of repayment, management of the relationship is transferred to the Bank’s Financial Restructuring and Recovery (“FR&R”) function.

     With respect to corporate and commercial loans, in principle we place loans on non-accrual status basis when, in the judgments of the relevant credit authority, it becomes apparent that the counterparty will be unable to meet its payment obligations towards the Bank in full (whether principal, interest or other financial obligations), and that therefore a need for a specific provision arises.

     After making its assessment, the relevant credit authority determines the amount, if any, of the specific provision that should be made, after taking into account the value of collateral and/or other relevant factors pertaining to the exposure. At the close of each quarterly reporting period, the Bank’s Group Risk Committee evaluates the specific provisions, which have been made during the quarter and, after reviewing those facilities, determines whether further specific provisions will be required.

      We partly or fully release specific provisions in the following situations:

  when the debt is repaid or the exposure is extinguished in full;

  when, as a result of partial repayment, the exposure decreased below the provision;

  when the quality of the credit is upgraded;

  when there is a positive change in the collateral value.

      The last two decisions are made by the relevant credit authorities.

     Releases are recorded as a reversal of the provision for loan losses. Additionally we also have a recovery classification when payments are received on individual loans that had been previously written off.

     As a policy, doubtful commercial loans are not written off in whole or in part until it is clear that a further partial recovery can be ruled out. This decision is made by the relevant credit authority.

      Consumer Loan Products

     The Bank offers a wide range of consumer loan products and programs such as personal loans, home mortgages, credit cards and home improvement loans. Provisioning for these products is done on a portfolio basis with a specific provision for each product being determined by the size of the portfolio and the Bank’s historical loss experience.

     With respect to our consumer loan portfolio our policy states that when interest or principal on a consumer loan is 90 days or more past due, any further accrual of interest should be suspended.

     Provisions for a given portfolio may be released where there is improvement in the quality of the portfolio (e.g. delinquent loans for which provisions have been taken become current or partial payment is made). These releases are recorded as a reversal of the provision for loan losses.

      For consumer loans, our write-off rules are time-based and vary by type of product:

  unsecured facilities, such as credit cards and personal loans, are generally written off at 180 days past due.

  cash-backed and debt and/or equity-backed facilities are generally written off at 90 days past due;

  car loans are written off at 180 days past due;

  mortgage loans are written off at 720 days past due;

  prior to the time-based triggers set out above, the outstanding of all secured products is written down to reflect the shortfall in collateral upon the earlier of foreclosure or possession of collateral. Upon liquidation of the collateral, the materialized shortfall, if any, is written off immediately.

      Country and Sovereign Risk

     The Bank carries out its business in a large number of countries and in doing so incurs risks of non payment on its cross border foreign currency exposure resulting from the occurrence of country specific risk events. The Bank has developed a sovereign risk scoring system.

     Since 2002, our policy for placing sovereign loans on non-accrual status is the same as for corporate and commercial loans. A provision for sovereign risk is formed only for payments that are overdue or expected to become past due. Also, our policies for write-off and releases are since 2002 the same as for corporate and commercial loans. Loans to sovereigns are generally only written-off in case of restructuring or sales. For further discussion of our sovereign risk provision, see Note 4 to our consolidated financial statements.

      Non-performing Loans

     The Bank in principle categorizes loans to counterparties classified as “doubtful” or “loss” as non-performing as soon as there is any doubt about the borrower’s capacity to meet its payment obligations to the Bank. Although the

Bank continues to accrue interest on these loans for collection purposes, an equivalent amount is added to provisions. We do not recognize interest income on non-performing loans for financial reporting purposes. For internal administrative reasons in some geographical areas we record interest income on non-performing loans versus a simultaneous reversal of such interest against the allowance. Payments which the Bank may receive in respect of loans classified as “doubtful” or “loss” are treated as repayments of principal unless exceptional circumstances warrant otherwise.

     Our worldwide write-off policy is not to write-off until further recovery can be ruled out and loans are deemed uncollectible. The duration of the recovery process is different per jurisdiction based on different regulatory and business environments. For instance, the recovery process in the United States generally tends to be faster than in the Netherlands, and for certain homogeneous pools the moment of write-off is driven by U.S. regulatory requirements. This results in relatively faster write-offs in the United States and relatively higher allowances for loan losses recorded for businesses in the Netherlands.

     Non-performing loans as a percentage of total private sector loans (gross) decreased to 2.08% in 2003, coming from 2.44% in 2002, caused by decreases in non-performing loans in North America and the Netherlands. The specific provisions for loan losses as percentage of total private sector loans (gross) came down to 0.52% in 2003 from 0.67% in 2002. At December 31, 2003, total specific allowances were EUR 4,227 million, which is EUR 83 million or 1.9% lower than ultimo 2002. Specific allowances for loan losses as a percentage of total private sector loans (gross) increased to 1.68% at December 31, 2003, as compared to 1.64% ultimo 2002.

     In 2002, non-performing loans as a percentage of total private sector loans (gross) increased to 2.44% from 2.21% in 2001. Although we operate in emerging markets countries, our exposure in terms of loans and trading portfolios in those countries is relatively small compared to our worldwide credit business. Accordingly, the specific provisions for loan losses as a percentage of total private sector loans (gross) was 0.67% in 2002, as compared to 0.51% and 0.33% in 2001 and 2000, respectively. At December 31, 2002, total specific allowances were EUR 535 million or 11% lower than at December 31, 2001 due primarily to higher levels of write-offs in 2002.

     At December 31, 2001, total specific allowances were EUR 378 million or 8.5% higher than at December 31, 2000, due primarily to higher provisioning for loan losses. Specific allowances for loan losses as a percentage of total private sector loans (gross) decreased to 1.64% at December 31, 2002, as compared to 1.70% and 1.68% at December 31, 2001 and 2000, respectively.

     The table below shows, for the five years ended December 31, 2003, 2002, 2001, 2000 and 1999, the composition of the aggregate charge to income regarding the specific provision for loan losses and additions to the fund for general banking risks.

Charge to income		For the Year Ended December 31,

	2003	2002	2001	2000	1999

		(in millions of EUR)
Net provisions for loan losses (1)	1,240	1,681	1,342	814	678
Net provisions for sovereign risk (2)	34	14	84	(197)	(25)

Total specific provisions	1,274	1,695	1,426	617	653
Addition to fund for general banking risks	—	—	—	(32)	(20)

Total charge against profit	1,274	1,695	1,426	585	633

(1)	Net of recoveries and releases. See “—Provisions for Loan Losses—Movements in Specific Allowances for Loan Losses” and “Provisions for Loan Losses—Movements in Specific Allowances for Sovereign Risk”.

(2)	From 1999 to 2000 this provision was for country risk. Since December 2000 the provision has been for sovereign risk. See “Country and Sovereign Risk”.

   Provisions for Loan Losses

     The table below shows, for the five years ended December 31, 2003, 2002, 2001, 2000 and 1999, the composition of our total specific provisions for loan losses.

Provisions for loan losses		For the Year Ended December 31,

	2003	2002	2001	2000	1999

	(in millions of EUR, except percentages)
The Netherlands	313	279	234	114	86
North America	586	995	837	286	166
Rest of the World	341	407	271	414	426

Total Specific Provisions	1,240	1,681	1,342	814	678
Provisions for Sovereign Risk	34	14	84	(197)	(25)

Total Provisions	1,274	1,695	1,426	617	653

Specific provision/private sector loans	0.52%	0.67%	0.51%	0.33%	0.32%

     The level of provisions for the year 2003 came down by EUR 421 million or 24.8%, as all SBU’s had lower provisioning levels than in the previous year. The biggest decline took place in WCS, driven by the lesser impact of major corporate defaults and the higher quality of our credit portfolio. In the Netherlands the provisions increased by EUR 34 million or 12.2% to EUR 313 million due to the continuing weakness of the economy. The Small and Medium Enterprises sector in particular accounted for a sizeable proportion of the increase, and weakness in unsecured consumer lending added to the total. In North America, credit conditions improved in 2003, resulting in provision levels decreased by EUR 409 million or 41.1% to EUR 586 million. In North America within WCS there were improvements in the telecom and integrated energy portfolio and in C&CC the quality of the commercial portfolio improved. In the Rest of the World the provisions decreased by EUR 66 million or 16.2% to EUR 341 million, assisted by recoveries at Bank of Asia and in Belgium. In Brazil however, a challenging banking environment and pressure on the car loan portfolio combined to drive provisions higher by EUR 65 million.

     Provisions for loan losses for 2002 increased by EUR 269 million or 18.9% to EUR 1,695 million as weaker economic conditions again negatively impacted provision levels in most geographic markets. In the Netherlands, higher provisions were recorded for small and medium enterprises as well as for larger corporate clients, particularly in technology, telecommunications and infrastructure industries. In North America, provisions increased due to corporate failures in the telecommunications and integrated energy segments of the Wholesale SBU as well as due to higher provisions in the asset based lending and commercial business of Consumer and Commercial SBU. For the Rest of the World, 2002 provisions increased 50.2% over 2001 to account for exposures in Europe and the Middle East as a result of the general economic climate.

   Movements in Specific Allowances

     The following tables analyze the movements of the specific allowances for loan losses and for country and sovereign risk: amounts written off (net of recoveries), new provisions charged against profit (increases and releases) and growth of the allowance as a consequence of the charge of interest to doubtful loans. The allowance for interest in suspense is included in the specific allowance for loan losses.

Specific allowances		At December 31,

	2003	2002	2001	2000	1999

		(in millions of EUR)
The Netherlands	1,524	1,391	1,320	1,224	1,193
North America	388	479	502	162	193
Rest of the World	2,100	2,259	2,678	2,809	3,072

Total specific allowances for loan losses	4,012	4,129	4,500	4,195	4,458
Specific allowances for sovereign risks	215	181	345	272	533

Total specific allowances	4,227	4,310	4,845	4,467	4,991

Movements in specific allowances for loan losses		For the Year Ended December 31,

	2003	2002	2001	2000	1999

		(in millions of EUR)
Balance at beginning of year	4,129	4,500	4,195	4,458	4,116
Acquisitions, dispositions, currency translation
differences and other adjustments	(331)	(590)	(227)	233	178
Amounts written off
The Netherlands
Public sector	0	0	0	0	0
Commercial	(241)	(156)	(98)	(131)	(87)
Retail	(114)	(47)	(85)	(62)	(45)

Total Netherlands	(355)	(203)	(183)	(193)	(132)
North America	(528)	(1019)	(543)	(276)	(236)
Rest of the World	(460)	(489)	(432)	(1,106)	(403)

Total	(1,343)	(1,711)	(1,158)	(1,575)	(771)
Recoveries
The Netherlands
Public sector	0	0	0	0	0
Commercial	11	14	4	3	0
Retail	22	9	1	1	3

Total Netherlands	33	23	5	4	3
North America	79	43	58	30	47
Rest of the World	134	76	130	74	69

Total	246	142	193	108	119

Net written off	(1,097)	(1,569)	(965)	(1,467)	(652)

Subtotal	2,701	2,341	3,003	3,224	3,642
Unrecognized interest	71	107	155	157	138
New and increased specific provisions
The Netherlands	384	493	375	276	196
North America	686	1,170	972	346	273
Rest of the World	786	784	898	764	735

Total	1,856	2,447	2,245	1,386	1,204
Releases of specific provisions
The Netherlands	(40)	(199)	(136)	(158)	(107)
North America	(21)	(215)	(77)	(30)	(60)
Rest of the World	(309)	(210)	(497)	(276)	(240)

Total	(370)	(624)	(710)	(464)	(407)
Recoveries
The Netherlands	(33)	(28)	(5)	(4)	(3)
North America	(79)	(43)	(58)	(30)	(47)
Rest of the World	(134)	(71)	(130)	(74)	(69)

Total	(246)	(142)	(193)	(108)	(119)
New and increased specific provisions (net)	1,240	1,681	1,342	814	678

Balance at end of year	4,012	4,129	4,500	4,195	4,458

     Over 2003, the amounts written-off, excluding recoveries, decreased by EUR 368 million or 21.5% to EUR 1,343 million. This decrease was driven by North America, where the amounts written-off came down by EUR 491 million or 48.2% to EUR 528 million, with the sharpest decrease in the WCS portfolio. The amounts written-off in the Netherlands increased by EUR 152 million or 74.8%, where both Commercial and Retail had higher amounts written-off. The amounts written-off in Rest of the World were EUR 29 million or 5.9%, which was fairly stable.

Movements in specific allowance for sovereign risk		For the Year Ended December 31,

	2003	2002	2001	2000	1999

		(in millions of EUR)
Balance at beginning of year	181	345	272	533	494
Currency translation differences	(7)	(42)	12	36	74
Provisions charged (released) against profit and
loss account	34	14	84	(197)	(25)
Other movements (1)	7	(136)	(23)	(100)	(10)

Balance at end of year	215	181	345	272	533

(1)	Other movements for the years 1999-2001 mainly comprise the effect of consolidation of acquisitions and write-offs. For 2002 there were no consolidation effects, and other movements reflect the effect of the change in estimate described in “Provisioning Policy—Country and Sovereign Risk”, resulting in a reclassification of EUR 136 million formerly included in sovereign allowances to discounts under securities on January 1, 2002.

   Loan Losses by Industry

      Specific Allowance for Loan Losses by Industry

     The following table analyzes the allowance for loan losses by industry at December 31 of each of the last five years.

Specific allowance for loan losses by industry		At December 31,

	2003	2002	2001	2000	1999

		(in millions of EUR)
Agriculture, mining and energy	285	329	358	186	183
Manufacturing	1,077	1,217	1,226	1,161	1,234
Construction and real estate	116	157	195	219	277
Wholesale and retail trade	500	675	740	732	941
Transportation and communications	375	367	412	267	244
Financial services	521	284	341	387	388
Business services	238	287	421	357	349
Education, health care and other services	334	308	301	289	350

Total commercial (1)	3,446	3,624	3,994	3,598	3,966
Retail (2)	566	505	506	597	492

Total private sector	4,012	4,129	4,500	4,195	4,458

(1)	Commercial loans are evaluated on an individual basis. For more details, see “—Provisioning Policy—Corporate and Commercial Loans”.

(2)	Retail loans are generally evaluated on a portfolio basis. For more details, see “—Provisioning Policy—Consumer Loan Products”.

      Analysis of Loans by Industry

     The following table analyzes the percentage of loans in each industry to total private sector loans at December 31 of each of the last five years.

Loans by industry		At December 31,

	2003	2002	2001	2000	1999

		(In Percentages)
Agriculture, mining and energy	4.7	5.5	3.5	4.2	5.1
Manufacturing	11.7	12.5	11.9	14.7	14.6
Construction and real estate	8.0	8.1	7.7	7.2	7.1
Wholesale and retail trade	7.7	7.7	7.9	8.6	9.1
Transportation and communications	5.4	5.7	6.9	5.2	4.9
Financial services	9.3	8.0	8.3	6.9	8.3
Business services	4.4	4.7	6.2	6.0	5.8
Education, health care and other services	3.7	4.4	5.6	6.5	6.5

Total commercial	54.9	56.6	58.1	59.3	61.4
Retail	45.1	43.4	41.9	40.7	38.6

Total private sector	100.0	100.0	100.0	100.0	100.0

      Net Specific Provisions for Loan Losses by Industry

     The following table analyzes net specific provisions for loan losses (inclusive of provision for interest in suspense) by industry for each of the last five years.

Net specific provisions by industry	2003	2002	2001	2000	1999

		(in millions of EUR)
Agriculture, mining and energy	119	172	207	1	77
Manufacturing	147	433	376	326	101
Construction and real estate	20	39	(3)	(10)	44
Wholesale and retail trade	137	204	74	90	128
Transportation and communications	135	389	235	47	84
Financial services	57	58	29	60	14
Business services	77	127	164	74	28
Education, health care and other services	192	93	94	70	76

Total commercial (1)	884	1,515	1,176	658	552
Retail (2)	427	273	321	313	264

Total private sector	1,311	1,788	1,497	971	816
Of which interest in suspense	71	107	155	157	138

Total specific provisions (net)	1,240	1,681	1,342	814	678

(1)	Commercial loans are evaluated on an individual basis. For more details, see “—Provisioning Policy—Corporate and Commercial Loans”.

(2)	Retail loans are generally evaluated on a portfolio basis. For more details, see “—Provisioning Policy—Consumer Loan Products”.

      Analysis of Write-Offs by Industry

      The following table analyzes the amounts written off by industry during each of the last five years.

Write-offs by industry	2003	2002	2001	2000	1999

		(in millions of EUR)
Agriculture, mining and energy	119	132	46	25	13
Manufacturing	195	405	291	385	67
Construction and real estate	41	28	29	82	55
Wholesale and retail trade	163	163	122	324	57
Transportation and communications	55	402	88	66	31
Financial services	179	98	72	48	31
Business services	100	127	86	187	90
Education, health care and other services	61	76	78	55	40

Total commercial	913	1,431	812	1,172	384
Retail	430	280	346	403	387

Total private sector	1,343	1,711	1,158	1,575	771

     The Write-offs by Industries show an increase of EUR 150 million or 53.6% in Retail (the consumer portfolio). Contrary to this, there was a decrease in write-offs in the commercial portfolio, which went down EUR 518 million or 36.2% to EUR 913 million, noting that the level of 2002 was much higher than the previous years. The industries showing the sharpest decrease were Manufacturing with EUR 210 million or 51.9%, as well as Transportation and Communications with EUR 347 million or 86.3%.

   Non-performing Sovereign Risk Exposure and Related Specific Allowances

     The following table sets forth our non-performing sovereign risk exposure and related specific allowances at December 31, 2003, 2002 and 2001.

Sovereign risk exposure	At December 31,

	2003	2002	2001

	(in millions of EUR, except percentages)
Sovereign risk/Country risk exposure	338	342	1,080
Sovereign risk/Country risk specific allowances	(215)	(181)	(345)

Net exposure	123	161	735

Net exposure as a percentage of group capital	0.39%	0.55%	2.2%

     Total non-performing sovereign risk exposure, excluding trade debts, was relatively stable in 2003. This is following a EUR 738 million decrease in 2002 owing to a change of our provisioning methodology and the classification to performing of certain Brady bonds. Specific allowances for sovereign risk represented 64% of total sovereign risk exposure at December 31, 2003, as compared to 53% at December 31, 2002 and 32% at December 31, 2001.

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

Doubtful loans				At December 31,

	2003	2002	2001	2000	1999	Interest Revenue not Recognized 2003(3)	Included in Interest Revenue 2003(4)	Included in Interest Revenue 2002(4)	Included in Interest Revenue 2001(4)

				(in millions of EUR)
Non-performing loans(1)
The Netherlands	1,041	1,539	1,622	833	780	78	—	—	—
North America	1,092	2,092	1,469	962	496	56	3	19	18
Rest of the World	2,822	2,501	2,768	3,327	3,515	70	23	46	12

Total non-performing
loans	4,955	6,132	5,859	5,122	4,791	204	26	65	30

Accruing loans(2)
The Netherlands	1,718	1,914	1,920	1,753	1,682		79	144	147
North America	442	264	74	49	93		12	5	8
Rest of the World	293	1,122	748	939	1,014		38	41	56

Total accruing loans	2,453	3,300	2,742	2,741	2,789		129	190	211

Total doubtful loans	7,408	9,432	8,601	7,863	7,580	204	155	255	241

(1)	“Non-performing loans” are doubtful loans that are placed on a non-accrual basis, which means that the contractual interest is no longer recognized in our income statement. Such unrecognized interest is then either (i) booked into a suspense account, or (ii) if for administrative reasons it cannot be booked as a specific unpaid interest claim, it is booked directly into the specific allowance for loan losses. Cash receipts of interest on non-performing loans are only recorded as interest revenue if the principal has been fully collected.

(2)	“Accruing loans” are potential problem loans on which we continue to charge interest that is included in interest revenue.

(3)	“Interest not recognized” is the difference between the interest revenue that would have been recognized under original contractual terms and the interest revenue actually recognized in the relevant year.

(4)	“Included in interest” is the amount of interest revenue that is recognized in the relevant year.

      The following table sets forth the outstanding principal balance of loans as of December 31 for each of the last five years that were restructured.

				At December 31,

Restructured loans	2003	2002	2001	2000	1999	Included in Interest Revenue 2003	Included in Interest Revenue 2002	Included in Interest Revenue 2001

				(in millions of EUR)
The Netherlands	—	—	—	—	—	—	—	—
North America	—	—	—	—	10	—	—	—
Rest of the World	214	450	502	574	369	2	3	36

Total	214	450	502	574	379	2	3	36

Cross-Border Outstandings

     Our operations involve significant exposure in non-local currencies. These cross-border outstandings are controlled by the Group Risk Committee through a country risk management system that requires frequent monitoring of outstandings to avoid concentrations of transfer, economic and political risk. Cross-border outstandings are based on the country of domicile of the borrower and comprise loans denominated in currencies other than the borrower’s local currency.

     Cross-border outstandings exceeding 1% of total assets at December 31, 2003, 2002 and 2001 are shown in the following table. These figures are not netted for any legally enforceable written guarantees of principal or interest by domestic or other non-local third parties. At the dates below, there are no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal. The table does not include off-balance sheet items.

Cross-border outstandings	Percentage of Total Assets	Total Amount	Banks	Government	Private Sector

		(in millions of EUR, except percentages)
At December 31, 2003
Germany	6.79	38,065	9,681	24,773	3,611
United Kingdom	4.64	26,015	16,649	96	9,270
United States	3.06	17,138	4,330	4,751	8,057
Belgium	1.68	9,440	1,773	3,542	4,125
Italy	1.87	10,492	2,882	5,221	2,389
France	1.23	6,877	2,490	2,119	2,268
At December 31, 2002
United States	3.87	21,493	3,200	6,438	11,855
United Kingdom	2.62	14,557	4,476	19	10,062
Germany	4.67	25,984	8,737	14,670	2,577
Italy	2.26	12,550	2,481	8,774	1,295
Belgium	1.75	9,753	1,343	5,792	2,618
At December 31, 2001
United States	4.13	24,681	2,897	5,867	15,917
United Kingdom	3.41	20,345	10,352	0	9,993
Germany	2.37	14,142	6,040	4,431	3,671
Italy	2.20	13,163	2,383	8,071	2,709
Belgium	1.55	9,257	1,034	4,690	3,533
France	1.20	7,157	3,143	721	3,293

      Cross-Border Outstandings Between 0.75% and 1% of Total Assets

     Cross-border outstandings to borrowers in countries in which such outstandings amounted to between 0.75% and 1% of total assets totaled EUR 9,258 million at December 31, 2003 and related to Sweden and Spain. At

December 31, 2002, these outstandings totaled EUR 11,098 million and related to Sweden and Spain. At December 31, 2001, these outstandings totaled EUR 4,943 million and related entirely to Sweden.

Loan Concentrations

     One of the principal factors influencing the quality of our earnings and loan portfolio is diversification of loans by region, industry and borrower. A concentration exists when loans are made to a multiple number of borrowers engaged in similar activities, all of whom are subject to roughly the same effects of economic conditions or other changes. At December 31, 2003, there was no concentration of loans exceeding 10% of our total loans (gross).

Liabilities

     Deposits and short-term borrowings are included in the balance sheet items Banks, Total customer accounts and Debt securities.

   Deposits

     The following table presents the average amount of and the average rate paid on each deposit category representing in excess of 10% of average total deposits during the three most recent fiscal years. All our demand deposits in the Netherlands reflected in the table below are interest-bearing. We do not have non-interest bearing demand deposits in the Netherlands in excess of 10% of average total deposits. The geographic allocation is based on the location of the office or branch where the deposit is made.

Deposits	Average Amount 2003	Average Rate (%)	Average Amount 2002	Average Rate (%)	Average Amount 2001	Average Rate (%)

		(in millions of EUR, except percentage)
Banks
The Netherlands
Time deposits(1)	34,626	3.2	11,966	4.1	29,892	4.1
Demand deposits/Current
accounts	18,250	2.7	26,835	3.8	9,523	4.0
Foreign
Time deposits(1)	44,766	2.4	62,540	2.1	70,079	4.1
Demand deposits/Current
accounts	31,139	1.3	18,186	1.3	23,943	2.5
Total customer accounts
The Netherlands
Savings accounts	40,430	2.5	36,963	3.4	33,544	3.7
Time deposits(1)	51,655	4.9	54,384	5.3	72,773	5.1
Demand deposits/Current
accounts	40,544	2.1	40,398	2.3	23,182	3.5
Others	3,459	4.5	1,514	5.0	4,165	6.5
Foreign
Savings accounts	34,177	1.8	41,408	2.3	50,357	3.6
Time deposits(1)	77,380	2.0	85,313	2.3	105,544	4.7
Demand deposits/Current
accounts	38,042	1.2	33,574	2.0	30,697	4.2
Others	6,459	2.5	24,000	3.8	20,663	5.6

(1)	Includes our Eurodollar deposit activities and professional securities transactions. Time deposits are funds whereby the original term, the period of notice and interest payable have been agreed upon with the counterparty.

     Average amounts of deposits by foreign customers in the Dutch branches and offices included under Banks were for 2003, 2002 and 2001, EUR 22.4 billion, EUR 26.1 billion and EUR 23.3 billion, respectively, and for Total customer accounts were, for 2003, 2002 and 2001, EUR 17.5 billion, EUR 21.1 billion and EUR 18.6 billion, respectively.

      Deposits of $100,000 or more

     At December 31, 2003, deposits of $100,000 or more or the equivalent in other currencies, held in the United States, in time deposits and certificates of deposits by term remaining until maturity were:

Deposits of $100,000 or more	At December 31, 2003

(in millions of EUR)
3 months or less	5,532
more than 3 months but less than 6 months	1,798
more than 6 months but less than 12 months	3,777
over 12 months	5,799

Total	16,906

   Short-term Borrowings

     Short-term borrowings are borrowings with an original maturity of one year or less. These are included in our consolidated balance sheet under the items Banks, Total customer accounts and Debt securities. Categories of short-term borrowings for which the average balance outstanding during the preceding three fiscal years was equal to or greater than 30% of consolidated shareholders’ equity at December 31, 2003 were included in the item Debt Securities and consisted of certificates of deposits and commercial paper. An analysis of the balance and interest rates paid on short-term borrowings is provided below.

Short-term borrowings	2003	2002	2001

	(in millions of EUR, except percentages)
Year-end balance	16,101	23,951	22,853
Average balance	20,960	25,339	26,526
Maximum month-end balance	25,849	31,817	31,443
Average interest rate during the year	1.9%	3.3%	4.2%
Average interest rate at year-end	1.5%	2.8%	5.2%

     For an analysis of the maturities of our liabilities at December 31, 2003, see the notes to our consolidated financial statements.

C. Research and Development, Patents and Licenses etc.

      Not applicable.

D. Trend Information

     The composition of our revenues and the structure of our assets and liabilities in recent years have been affected by changing economic conditions. This included currency depreciation against the Euro, in particular the U.S. dollar and the Brazilian real. In addition, we have been affected by low interest rates and challenging economic conditions. Equity markets, especially in the United States recovered slightly in 2003 compared to the weaker environment in 2002 and 2001. Looking at 2004, and especially at our home markets, we believe that the United States and Brazil will experience healthy economic growth, while Europe in general, and the Netherlands in particular, will expand more modestly. For a further description of these and other trends that affected our business in recent periods, see the discussion above under “—Operating Results”.

E. Off-Balance Sheet Arrangements

     We have no off-balance sheet entities or off-balance sheet arrangements that are reasonably likely to have a material adverse effect on liquidity or the availability of or the requirements for capital resources, and our hedging activities are non-speculative. For a discussion of the impact of off-balance sheet entities see Note 45(m) to our consolidated financial statements.

F. Tabular Disclosure of Contractual Obligations

     Our contractual and contingent obligations and commitments at December 31, 2003 are summarized in the following schedules.

Contractual Obligations		Payments Due by Period

	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	After 5 Years

		(in billions of EUR)
Debt securities	71.7	31.9	13.0	7.1	19.7
Subordinated debt	13.9	0.4	2.3	2.1	9.1
Finance lease agreements(1)	0.0	0.0	0.0	0.0	0.0
Operating leases	0.8	0.1	0.2	0.1	0.4
Purchase obligations	0.2	0.2	0.0	0.0	0.0
Other long-term obligations	400.8	374.9	8.7	8.8	8.4

(1)	Contractual obligations for finance lease agreements totaled EUR 22 million as of December 31, 2003, with EUR 14 million payable after one year.

     Other long-term obligations consist of liabilities for deposits and other client accounts (EUR 217 billion at December 31, 2003), to banks (EUR 111 billion at December 31, 2003) and for savings accounts (EUR 73 billion at December 31, 2003). For further information see Note 20 to our consolidated financial statements. Details of operating leases can be found in Note 25 to our consolidated financial statements.

Other Commercial Commitments		Payments Due by Period

	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	After 5 Years

		(in billions of EUR)
Committed facilities	119.7	87.0	21.9	8.9	1.9
Commitments with respect to:
Guarantees granted	39.8	23.8	7.2	2.8	6.0
Irrevocable letters of credit	4.1	3.8	0.2	0.0	0.1
Recourse risks arising from discounted bills	—	—	—	—	—

     Since December 2002 we have an investment technology outsourcing contract for our Wholesale Clients SBU. The contract covers the provision of technology services and applications maintenance in the major countries in which WCS operates. The remaining life is four years and the value is approximately EUR 1 billion.

     ABN AMRO has a call option and the seller of Banco Sudameris Brasil S.A. has a put option to convert before June 2007 the newly issued Banco ABN AMRO Real S.A. shares into ABN AMRO Holding N.V. shares with an exercise price equal to 1.82 times the net asset value of Banco ABN AMRO Real S.A. shares at time of exercise.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

     Holding is a public company with limited liability incorporated under the laws of the Netherlands. It has a two-tier system of corporate governance, consisting of a Supervisory Board and a Managing Board. The Supervisory Board supervises the policy conducted by the Managing Board, as well as the company’s general course of affairs and its business. In addition, it shall assist management with advice. In the performance of their duties, the members of the Supervisory Board shall be guided by the interest of the company and the enterprise connected therewith.

     Our day to day management is vested with the Managing Board. Certain powers are vested within the Supervisory Board, such as the approval of certain resolutions by the Managing Board. In performing their duties, members of the Supervisory Board must consider the interests of the company and its business.

     Holding’s Supervisory Board is an independent entity. Members of the Supervisory Board are appointed by the General Meeting of Shareholders. Supervisory Board members are appointed for a term of four years and may be reappointed thereafter. Members of the Supervisory Board may serve a maximum term of 12 years from the date of their first appointment as member of the Supervisory Board. In principle, members have agreed to retire by the day on which the annual general meeting of shareholders is held in the year in which he or she reaches the age of 70.

     The Supervisory Board appoints a chairman and a vice chairman from among its members. It also appoints a secretary, who may or may not be a member of the Supervisory Board. Persons employed by Holding, the Bank or an affiliated company cannot be appointed as Supervisory Board members.

     The remuneration of each member of the Supervisory Board is determined by the General Meeting of Shareholders, following a proposal to that effect by the Supervisory Board.

      The members of the Supervisory Board of Holding and Bank are currently as follows:

Name (2)(3)	Year of Appointment	Term Expires	Principal Occupation

A.A. Loudon	1994	2006	Former Chairman of the Managing Board of AKZO
(Chairman)			Nobel N.V.
M.C. van Veen	1997	2005	Former Chairman of the Managing Board of
(Vice-Chairman)			Koninklijke Hoogovens N.V.
W. Dik	1993	2005	Former Chairman of the Managing Board of Royal
			KPN N.V. and former State Secretary for Foreign
			Trade
A. Burgmans	1998	2006	Chairman of the Managing Board of Unilever N.V.
Ms. L.S. Groenman	1999	2007	Crown member Sociaal-Economische Raad (SER)
D.R.J. Baron de Rothschild	1999	2007	Senior Partner of Rothschild & Cie Banque, Deputy Chairman N.M. Rothschild Group (including N.M.
			Rothschild & Sons Ltd.)
Ms. T. A. Maas-de Brouwer(1)	2000	2004	Member of the Senate of the Dutch Parliament, and President of Hay Vision Society, part of the Hay
			Group B.V.
A.C. Martinez	2002	2006	Former Chairman, President and Chief Executive
			Officer of Sears, Roebuck & Co. Inc., Chicago
M.V. Pratini de Moraes	2003	2007	Former Minister of Agriculture from Brazil
P. Scaroni	2003	2007	Chief Executive ENEL SpA, Rome, Italy
Lord C.M. Sharman of Redlynch	2003	2007	Former Chairman of KPMG International, London U.K.

(1)	Mrs. Maas-de Brouwer will be nominated for reappointment at the Annual Shareholders Meeting of April 29, 2004.

(2)	Mr. P.J. Kalff has resigned as a member of the Supervisory Board as of October 30, 2003.

(3)	Mr. A.A. Olijslager will be nominated by the Supervisory Board for appointment by the General Meeting of Shareholders as a new member of the Supervisory Board with effect from 29 April 2004.

      The members of the Managing Board of Holding and the Bank are currently as follows:

Name	Year of Appointment	Term Expires(1)	Principal Responsibility

R.W.J. Groenink	1988	2012	Chairman of the Managing Board
W.G. Jiskoot	1997	2013	Wholesale Clients SBU and BU Asset Management
T. de Swaan	1999	2008	Chief Financial Officer
J.Ch.L. Kuiper	1999	2010	Consumer & Commercial Clients SBU
C.H.A. Collee	2000	2015	Consumer & Commercial Clients SBU/BU Private
			Banking
H. Y. Scott-Barrett	2000	2021	Chief Operating Officer

(1)	Managing Board members are appointed until reaching the contractually agreed mandatory retirement age of 62, unless otherwise indicated.

     Rijkman Groenink was appointed Chairman of the Managing Board in May 2000. He was born on August 25, 1949 and is a Dutch citizen. He joined Amro Bank in 1974 and was appointed Head of Product Management Retail Accounts in 1976, Head of Syndicated Loans in 1978, Head of International Corporate Accounts in the International Division in 1980, Executive Vice President of the Dutch Special Credit Department in 1982 and Senior Executive Vice President of Dutch Corporate Business in 1986. He was appointed to the managing board of Amro Bank in 1988. Following the merger of ABN Bank and Amro Bank in 1990, he was appointed to the Managing Board of ABN AMRO Bank. In 1995, he became responsible for the Netherlands Division. Principal outside directorships held include Flint Holding, Struik Holding and several charitable societies and foundations. His educational credentials include a law degree from the University of Utrecht.

     Wilco Jiskoot is the Managing Board member responsible for the Strategic Business Unit Wholesale Clients since November 2001. Since November 2003, he is also the Board member responsible for the Business Unit Asset Management. He was appointed member of the Managing Board in January 1997, with responsibility for a number of investment banking product lines. He was born on June 2, 1950 and is a Dutch citizen. He joined Amro Bank in 1976 as a management trainee and held a series of positions leading to his appointment in 1986 as Head of Capital Markets Group, Head of Institutional banking Division in 1987 and Senior Executive Vice President of Financial Markets Group in 1988. He helped set up the ABN AMRO Rothschild equity capital markets joint venture in 1997. He holds a masters in business administration from the University of Rotterdam.

     Tom de Swaan was appointed to the Managing Board as Chief Financial Officer in January 1999. He was born on March 4, 1946 and is a Dutch citizen. He joined the Dutch Central Bank, officially “De Nederlandsche Bank” after university in 1972. He was appointed to the Governing Board of the De Nederlandsche Bank in 1986 and was responsible for payment systems, information technology, human resources and planning and control. In 1992, he assumed responsibility for the supervision of credit institutions and mutual funds in the Netherlands. In that capacity he served as Chairman of the Joint Forum on Financial Conglomerates and the Banking Supervisory Committee of the European Monetary Institute. In 1997, he was appointed Chairman of the Basel Committee on Banking Supervision. He is a non-executive director on the Board of the United Kingdom’s Financial Services Authority and chairman of several Dutch civic institutions and charitable foundations. He holds a masters degree in economics from the University of Amsterdam.

     Joost Kuiper is the Board member responsible for the activities of the Strategic Business Unit Consumer & Commercial Clients (C&CC) in the Netherlands and North America since November 2003. He has shared responsibility for C&CC with Dolf Collee since 2000. He was appointed to the Managing Board in May 1999 with responsibility for the International Division. He was born on July 23, 1947 and is a Dutch citizen. He joined ABN AMRO in 1998 as a Senior Executive Vice President in Treasury and Fixed Income. He previously held a series of senior positions in Dutch financial institutions, including Chairman of Amsterdam-based investment bank MeesPierson (1996-98), Chairman of Fortis in the Netherlands (1997-98), and President of the European Options Exchange (1993-96). Between 1987 and 1993, he was member of the Managing Board of Granaria Beheer B.V. and a Managing Director of Refining & Trading Holland. He started his career in 1973 in the new issue and syndicate department of Amro Bank. Left in 1976 to take up positions at Banque Européene de Crédit in Brussels and Sogen-Swiss International in New York, before rejoining Amro Bank, first in New York and then in London and the Netherlands. Principal outside directorships include Cornelder Holding N.V., Viking Ship Finance Ltd and several charitable societies and foundations. He holds a masters degree in law from Leiden University.

     Dolf Collee is the Board member responsible for the activities of the Strategic Business Unit Consumer & Commercial Clients (C&CC) in Brazil and New Growth Markets since November 2003. He is also responsible for the Business Unit Private Clients. He was appointed to the Managing Board in June 2000, responsible for the SBU Private Clients & Asset Management and one of two Board members responsible for the SBU C&CC. He has always had particular responsibility for the business in New Growth Markets. He was born October 24, 1952 and is a Dutch citizen. He joined ABN bank in 1980 and held a series of positions within the Netherlands office network before becoming Regional General Manager for the region Zuid-Oost in 1992. Prior to his Managing Board appointment, he was Senior Executive Vice President Commercial Development within the Netherlands Division. Principal directorships include ABN AMRO Bouwfonds Nederlandse Gemeenten N.V., where he is Chairman of the Supervisory Board, Capitalia, where he is deputy chairman, K&H Bank Hungary, Kobalt Media Services B.V., Schils Holding B.V., the Netherlands Development Finance Company (FMO) and several industry and educational institutions. He holds a masters degree in Dutch law from Erasmus University Rotterdam.

     Hugh Scott-Barrett is the Chief Operating Officer responsible for a number of Group functions related to strategy and performance management since November 2003, including the recently established Group Shared Services. He was appointed to the Managing Board in June 2000. He was born on September 26, 1958 and is a British citizen. He joined ABN AMRO in 1996 as Head of Corporate Finance in Europe and later became the Global Head of M&A as a Senior Executive Vice President. He was previously one of two Board members responsible for the Strategic Business Unit Wholesale Clients, particularly responsible for the five Client Coverage business units: Country Coverage; Integrated Energy; Telecom, Media, Technology and Healthcare; Consumer; and Financial Institutions & Public Sector. Furthermore, he was responsible for the Wholesale Business Units Corporate Finance (including the ABN AMRO Rothschild joint venture), Working Capital, Wholesale Change Management and Technology Operations and Property Services. He started his career in 1980 in the Corporate Finance Department at Kleinwort Benson. Subsequently he joined SBC Warburg in 1984 and became Deputy Chief Executive of SBC’s European activities in 1994 and rose to the function of Managing Director in Corporate Finance. He was educated at the University of Sorbonne and Merton College, Oxford.

      The senior executive vice presidents of the Bank are currently as follows:

Name	Year of Appointment	Principal Occupation

J.J. Kamp	1986	Corporate Centre/Group Legal and Compliance
H. Mulder	1998	Corporate Centre/Group Risk Management
J. Sijbrand	1998	Corporate Centre/Group Risk Management
G.J.B. Hartsink	2000	Corporate Centre/European Affairs
A.M. Kloosterman	2000	Consumer & Commercial Clients SBU/BU Head New Growth Markets and
		Private Clients
A.E.J.M. Cook-Schaapveld	2000	Wholesale Clients SBU/BU Head Telecom, Media Technology, Healthcare and
		Integrated Energy
R. J. Meuter	2000	Wholesale Clients SBU/Client Coverage Netherlands
J. W. Meeuwis	2000	Wholesale Clients SBU/Country Representative Head Netherlands
J. P. Schmittman	2000	Consumer & Commercial Clients SBU/ CEO of BU Netherlands
M.B.G.M. Oostendorp	2000	Group Shared Services (CEO)
E.H. Kok	2000	Corporate Centre/Group Finance
F.C. Barbosa	2001	Consumer & Commercial Clients SBU/CEO of BU Brazil and President of
		Banco ABN AMRO Real S.A.
P.N.N. Turner	2001	Wholesale Clients SBU/BU Head Corporate Finance and Global Equity
R.C. van Paridon	2001	Wholesale Clients SBU/Head Working Capital
N. R. Bobins	2002	Consumer & Commercial Clients SBU/President and CEO LaSalle Bank
		Corporation
G.J.A. Louw	2002	Corporate Centre/Group Human Resources
P.S. Overmars	2002	Wholesale Clients SBU/Head Financial Markets

Name	Year of Appointment	Principal Occupation

R. Teerlink	2002	Wholesale Clients SBU/COO and BU Head WCS Services
S. Zavatti	2002	Wholesale Clients SBU/BU Head Financial Institutions & Public Sector (FIPS)
P. Fleuriot	2003	Wholesale Clients SBU/BU Head Country Coverage Europe
S. Gregg	2003	Wholesale Clients SBU/BU Head Industrials
H.G. Boumeester	2003	Private Clients & Asset Management SBU/BU Head Asset Management

B. Compensation

     For the year ended December 31, 2003, the compensation paid to members of the Managing Board and senior executive vice presidents of the Bank aggregated EUR 40.6 million (2002: EUR 43.5 million).

     The current compensation policy for the Managing Board was introduced in 2001. The main objective is to ensure that ABN AMRO is able to attract, retain and motivate its top executives group. Compensation is now more variable, more equity-based, more focused on the long term and more geared to the achievement of value-based performance measures.

     The annual performance bonus is based upon a combination of ABN AMRO corporate and SBU related quantitative and qualitative performance objectives, which are set annually by the Nomination and Compensation Committee and endorsed by the Supervisory Board. Bonuses for the Chairman of the Managing Board, the CFO and - as of 2004 - the COO, are based on delivery against corporate performance objectives. The bonus for Managing Board members responsible for an SBU is based upon a combination of the performance of the group and the performance of the applicable SBU. The normal maximum bonus has been set at 100% of base salary, with normal bonuses between 60% and 75% for fully meeting performance objectives. However, in exceptional circumstances, the Bank’s remuneration committee may decide to grant bonuses up to an absolute maximum of 125% of base salary.

     In addition to salary and bonus, Managing Board members were also granted, as part of their overall remuneration package, options on Ordinary Shares and conditional share awards. The conditions for the options granted in 2003 for the performance period which normally ends in 2005 are: real EP growth over the performance cycle (the three financial years from that in which the stock option is granted - 2003 up to and including 2005 - with the starting point being EP in 2002) and RoE in accordance with Dutch GAAP equal to, or greater than, 12.5% in the financial year preceding that in which the stock option could first be exercised. The five Managing Board members received 95,000 conditional options each and the Chairman of the Managing Board 133,000 options in 2003. In 2002, members of the Managing Board were granted 80,000 options and the Chairman of the Managing Board was granted 112,000 options.

     The performance share plan was introduced in 2001. The number of shares awarded is subject to the Bank’s performance during a four-year performance period, defined as the year of grant and three subsequent years. For the purpose of this plan, the bank’s performance is measured in terms of the total return to shareholders, or TRS, generated by the Bank relative to the TRS generated by the peer group of 20 financial institutions. In 2003, Managing Board members received a conditional award of 70,000 shares and the Chairman of the Managing Board received a conditional award of 98,000 shares.

     The 2003 conditional share award is subject to the same vesting schedule as in 2002. The full award will be paid if the TRS generated by the bank in the fourth year of the performance period is fifth out of 21 relative to the peer group. There will be a sliding scale ranging from no award if the Bank ranks lower than tenth to 150% of the conditional amount if the Bank has progressed to the very top of the TRS rankings.

     Upon termination from the Managing Board, each member is entitled to a one-time payment equal to the Managing Board member’s monthly salary and bonus at the time of termination.

     For more detailed information on Managing Board and Supervisory Board compensation, see Note 42 to our consolidated financial statements.

C. Board Practices

     We refer to the information set forth in “Item 6. Directors, Senior Management and Employees—Directors and Senior Management”.

     The Audit Committee consists of at least four members. The members are appointed by the Supervisory Board from amongst themselves for four year terms after which direct reappointment is possible. The Audit Committee currently consists of four members who meet with the Chairman of the Managing Board, the Chief Financial Officer and one or more members of the Managing Board. The Head of Group Audit and the external auditor attend Audit Committee meetings insofar as the financial results, the auditors report, the management letter and/or the internal or external audit functions are discussed. The present members of the Audit Committee are the Vice-Chairman of the Supervisory Board, M.C. van Veen, and the following three members of the Supervisory Board: Mr. Dik, Mr. Martinez and Lord Sharman of Redlynch. On January 1, 2004, Mr. A.A. Loudon stepped down from the Audit Committee and Mr. Martinez succeeded him as Chairman. The members of the Audit Committee collectively have adequate accounting and financial management expertise to understand our business, financial statements and risk profile. In addition, the Supervisory Board has determined that Lord Sharman of Redlynch possesses the attributes necessary to qualify as audit committee financial expert for the purposes of section 407 of the Sarbanes-Oxley Act. The Supervisory Board also considers Mr. A.C. Martinez to be a financial expert for U.S. GAAP. See “Item 16A. Audit Committee Financial Expert.”

     The Audit Committee met on five occasions in 2003. The terms of reference for the Audit Committee are set out in the Memorandum on the Governance of the Supervisory Board of Holding, which is accessible via our corporate website at www.abnamro.com (the information found at this website is not incorporated by reference into this document).

     The Nomination and Compensation Committee consists of at least three members. The members are appointed by the Supervisory Board from amongst themselves for four year terms after which direct appointment is possible. The current members of the Nomination and Compensation Committee are A.A. Loudon, M.C. van Veen, A. Burgmans and Ms. T.A. Maas-De Brouwer. The Committee meets at least three times annually and as and when needed. The Chairman of the Managing Board, upon invitation, attends meetings. The Head of Group Human Resources attends all meetings and acts as secretary. The members of the Nomination and Compensation Committee collectively have adequate knowledge of and management expertise in the selection and compensation of the top levels of management of large companies. The terms of reference for the Nomination and Compensation Committee are set out in the Memorandum on the Governance of the Supervisory Board of Holding, which is accessible via our corporate website at www.abnamro.com (the information found at this website is not incorporated by reference into this document).

   Corporate Governance

     ABN AMRO views corporate governance as the way it conducts relations between the Managing Board, the Supervisory Board and its stakeholders. For ABN AMRO, good corporate governance is critical to our strategic goal of creating sustainable long-term value for all our stakeholders – shareholders, clients, employees and society at large. In order to achieve good corporate governance, the company is organized in a way that promotes entrepreneurship by the Managing Board and the supervision thereof by the Supervisory Board on behalf of all shareholders. Integrity and transparency are key elements in ABN AMRO’s system of corporate governance.

     As ABN AMRO is committed to integrity in all that is done, any form of malfeasance is taken seriously by the Bank. To foster a culture of openness in which staff can raise concerns of possible malfeasance, ABN AMRO has adopted an employee whistle-blowing policy. The policy affirms ABN AMRO’s intention to deal pro-actively with whistleblowers and ensures that employees are provided with clear and accessible channels for reporting possible malpractice. The policy reinforces ABN AMRO’s risk management structure by deterring wrongdoing and improving accountability, and by increasing the chance of becoming aware of, and dealing with, employee concerns at an early stage.

      Corporate Governance in the Netherlands

     Corporate governance was an important subject of public debate in the Netherlands in 2003. A Committee chaired by Mr. M. Tabaksblat published the Dutch corporate governance code on December 9, 2003. ABN AMRO believes that a corporate governance code which meets high international standards will significantly boost confidence in Dutch listed companies and will benefit the business climate in the Netherlands. Given the international environment in which we operate, strict Dutch corporate governance standards and the highest possible level of convergence of those standards with internationally accepted standards are to ABN AMRO’s advantage.

     The Tabaksblat Code took effect from the financial year starting on or after January 1, 2004. This means that the first official report on a company’s corporate governance structure and application of the Code will need to be published in its 2004 annual report. However, given the importance ABN AMRO places on a transparent governance structure, we decided to disclose our application of the Tabaksblat Code in our 2003 home country annual report instead of waiting until 2005 when we will be obligated to disclose.

      Corporate Governance in the United States

     ABN AMRO is a Securities and Exchange Commission registered company with a listing on the New York Stock Exchange. We are therefore subject to United States securities laws, including the Sarbanes-Oxley Act, which was passed into law in 2002 to restore investor confidence in the wake of several major corporate scandals. The Act is wide ranging and includes provisions affecting disclosures by public companies and corporate governance.

     The integrity of management and auditors is at the heart of the Sarbanes-Oxley Act. The Act requires listed companies to have an audit committee composed of independent directors. It also promotes auditor independence by prohibiting auditors from providing certain non-audit services whilst conducting audits. We believe ABN AMRO’s existing oversight and corporate governance practices fully honor the spirit and requirements of the Sarbanes-Oxley Act reforms. ABN AMRO has long had an Audit Committee, which it believes is independent, and it intends to maintain this independence. For more details on our Audit Committee, see “—Supervisory Board” below.

     In response to the Sarbanes-Oxley Act, ABN AMRO has created a Disclosure Committee that formalizes the tasks and disciplines already responsible for ensuring the accuracy and completeness of information disclosed to the market. The members of the Disclosure Committee include the Principal Accounting Officer (Chairman), the Head of Group Legal & Compliance, the Head of Investor Relations, the Head of Group Audit, the Head of Group Risk Management Reporting and, as needed, persons from other parts of the company.

      The New York Stock Exchange Listing Rules

     In November 2003, the SEC approved the NYSE’s new corporate governance listing standards. As a foreign issuer with American Depositary Shares listed on the NYSE, we are allowed to follow our home-country practices with respect to most corporate governance matters, but we are generally obliged to disclose any significant ways in which our corporate governance practices differ from the NYSE standards. The main exception to this is that we must comply fully with the provisions of the listing standards, which relate to the composition, responsibilities and operation of audit committees. These provisions incorporate the rules concerning audit committees implemented by the SEC under the Sarbanes-Oxley Act.

     We have reviewed the NYSE’s new listing standards required of U.S. companies listed on the NYSE. Like many public Dutch companies, we have a two-tier governance structure. As set forth in more detail herein, our Managing Board is composed of our principal officers and is responsible for the day-to-day management of our affairs. The Managing Board functions under the supervision of our Supervisory Board, which must approve specified decisions of the Managing Board. Members of the Managing Board and other officers and employees are excluded from membership of the Supervisory Board. Members of the Managing Board and Supervisory Board are appointed by the General Meeting of Shareholders upon a nomination by the Supervisory Board. Dutch corporate governance requirements differ somewhat from the NYSE’s corporate governance requirements for U.S. companies. Both sets of rules require that a majority (or more) of the members of a board of directors be independent, but the relevant definitions of independence differ in their details. In some cases the Dutch requirement is “stricter” (for example, has a longer “look back” period for former executive directors); in others the NYSE requirement is the stricter of the two. Unlike the NYSE rules, the Dutch corporate governance code permits the Supervisory Board’s sub-committees to have a member who is not independent. The responsibility for the corporate governance structure of the company lies with the Managing Board and the Supervisory Board as a whole, and is not delegated to a subcommittee of the Supervisory Board. In general, we believe that our current corporate governance practices are consistent in principle with the standards required of U.S. companies listed on the NYSE.

     Our Audit Committee complies with the provisions of the NYSE listing standards applicable to foreign private issuers, which relate to the composition, responsibilities and operation of audit committees. More detailed information about our Audit Committee and its work during 2003 is set out above and under “—Supervisory Board” below.

      Shareholders’ Influence

     Holding and the Bank are both public companies with limited liability incorporated under the laws of the Netherlands.

     ABN AMRO takes the view that it is essential to have a corporate governance structure which is transparent and in accordance with international standards. In line with this conviction, it has been proposed to and adopted at the Annual General Meeting of Shareholders on April 29, 2003 that the Articles of Association be amended to enable Holding to make use of a legal exemption allowing it to operate outside the Dutch model of corporate governance as set out in sections 152 to 164 inclusive of Book 2 of the Dutch Civil Code or the so-called Large Company Regime. The essence of this change is that the authority to appoint the members of the Supervisory Board and the Managing Board has moved from the Supervisory Board to the shareholders. The members of the Supervisory and Managing Boards of the Holding are appointed by the shareholders at a general meeting of shareholders subject to a binding nomination of the Supervisory Board. Deviations from the binding nomination will require a specified voting majority of the shareholders. The Bank is still obligated by law to apply the Large Company Regime.

     In line with international developments to enhance shareholder influence, the outstanding priority share was converted into ordinary shares. Also, the class of priority shares was withdrawn and the Stichting Prioriteit ABN AMRO Holding, the foundation that held the one outstanding priority share, was dissolved. The priority share awarded the owner special rights, such as the right to determine the size of the Managing and Supervisory Boards and to approve amendments of the Articles of Association of Holding. We felt that in a modern system of corporate governance there is no need for this type of share. The right to determine the size of the Managing and Supervisory Boards now lies with the Supervisory Board, whereas the right to amend the Holding’s Articles of Association lies with the shareholders upon proposal by the Managing Board after approval from the Supervisory Board.

     A Bill containing proposed amendments to Book 2 of the Dutch Civil Code is currently before the Dutch Parliament. Amongst others, this Bill will give shareholders broader powers. In anticipation of the adoption of this Bill, Holding’s Articles of Association were amended to incorporate the right for shareholders representing at least 1% of the economic value of the share capital to request inclusion of additional items on the agenda of the shareholders’ meeting. If the Bill is adopted, shareholders’ influence will further be increased. For instance, the shareholders of Holding would then be entitled to approve important decisions that change the identity and character of the company and to approve the remuneration policy of the Managing Board. At the 2003 Annual General Meeting of Shareholders it was announced that the Supervisory Board has agreed that future amendments in the structure of stock-based Managing Board compensation will be proposed to the General Meeting of Shareholders for approval, based upon a recommendation of the Supervisory Board. The Bill is expected to be adopted by Parliament in 2004. We are committed to complying with the law and regulations in all countries in which we operate.

      Supervisory Board

     Candidates recommended for appointment or reappointment on the Supervisory Board should meet the criteria of the profile, which is set forth in the Memorandum on the Governance of the Supervisory Board of Holding. In order to ensure the Supervisory Board’s independence, individuals employed by the Holding or an affiliated company cannot be appointed as Supervisory Board members. Supervisory Board members may not represent particular interests. If an interest of a member of the Supervisory Board conflicts with that of the company, the Chairman of the Supervisory Board should be notified. The members of the Supervisory Board of ABN AMRO receive a fixed remuneration.

     Due to Holding leaving the Large Company Regime, our works council (the “Central Staff Council”) no longer has any involvement with Holding. However, Holding and Bank concluded a covenant with the Central Staff Council to, on an informal basis, assure the involvement of the Central Staff Council in proposed appointments to the Supervisory Board.

     With effect from April 29, 2003, the Supervisory Board of ABN AMRO has twelve members, who are appointed for a term of four years and may be re-appointed thereafter. Supervisory Board members may serve a maximum of twelve years. Mr. Kalff has resigned as a member of the Supervisory Board as of October 30, 2003 at his personal request. The Supervisory Board has decided to nominate Mr André Olijslager as a member of the Supervisory Board. Furthermore, Mrs Trude Maas-de Brouwer, a member of the Supervisory Board since 2000, was nominated for reappointment. Shareholders will be asked to decide on both nominations at the General Meeting of Shareholders, to be held on April 29, 2004.

     Mr André Olijslager is currently President of the Board of Management of Friesland Coberco Dairy Foods, a dairy company based in the Netherlands. He holds a wide range of directorships and advisory posts, including membership of ABN AMRO’s Advisory Council which he will relinquish if appointed.

     A Chairman and a Vice Chairman are appointed by the board from among its members. The Supervisory Board also appoints the Audit Committee and the Nomination & Compensation Committee from among its members. As of the General Meeting of Shareholders on April 29, 2003, the Audit Committee members are appointed for a period of four years. The Audit Committee consists of at least four members of the Supervisory Board. The Nomination & Compensation Committee consists of at least three members of the Supervisory Board. The Memorandum on the Governance of the Supervisory Board of Holding, which is under constant review, and the detailed curriculum vitae of its members are available at the company’s office and on the corporate website. The curriculum vitae of new members of the Supervisory Board are also included in Holding’s home country annual report published in the year of their appointment. The Boards of Holding and the Bank have the same membership.

     The Audit Committee reviews and advises on the quarterly and annual financial statements, the annual report to the Supervisory Board, the external auditor’s report and the auditor’s management letter. It regularly reviews the overall risk profile, the quality of the loan portfolio and the bank’s large exposures. In addition, the Audit Committee regularly reviews ABN AMRO’s accounting policies, the internal audit function, ABN AMRO’s audit charter and internal control procedures and mechanisms. The Audit Committee also reviews our risk management policy, and reports concerning litigation and acquisitions.

     Auditor independence is a particularly prominent issue for the Audit Committee of the Supervisory Board. The Committee formally evaluates the independence of the external auditor, measures for controlling the quality of the external auditor’s work, and the annual audit budget. The Audit Committee adopted a policy on auditor independence in 2002. This policy governs the appointment, compensation and oversight of the external auditor. The external audit firm will be appointed or reappointed by the General Meeting of Shareholders for a period of 5 years upon advice of the Supervisory Board. To ensure their independence, the Auditor Independence Policy prohibits the external auditor from providing certain non-audit services to ABN AMRO.

     Auditor independence was further strengthened in April 2003, when the Audit Committee adopted a separate policy dealing with the pre-approval by the Audit Committee of all services provided by the external auditor. In exercising its pre-approval authority, the Audit Committee considers whether the proposed services are consistent with the continued independence of the external auditor. Both the Auditor Independence Policy and the Audit Committee Pre-Approval Policy for External Audit Firm Services are accessible via ABN AMRO’s corporate website at www.abnamro.com (the information found at this website is not incorporated by reference into this document).

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

     As of January 2004, several changes in the responsibilities of the Managing Board have taken place. The constituents of the Managing Board remain unchanged, however (S)BU responsibilities have been realigned. The essence of the realignment within the Managing Board is the introduction of the role of Chief Operating Officer with the responsibility to extend shared services delivery across business units.

     The management of the SBUs and the Corporate Centre is delegated to Executive Committees. The Executive Committees consist of one or more Managing Board members and one or more senior executive vice presidents and executive vice presidents. The Managing Board established, as per January 1, 2004, a broader leadership team – The Group Business Team – that operates next to the Executive Committees. The Group Business Team consists of eight senior executive vice presidents next to the Managing Board.

     For more information on the composition of our Managing Board, Supervisory Board and relevant committees, see “—Directors and Senior Management” above.

      Corporate governance and Corporate Values

     Processes, systems, rules and procedures designed to promote good corporate governance only tell part of the story. A strong moral code followed by people committed to individual and corporate integrity is the foundation of good corporate governance. ABN AMRO’s Corporate Values and the Business Principles set out the ethical framework. The Corporate Values and Business Principles guide all our employees in their daily work. The Business Principles are accessible via ABN AMRO’s corporate website at www.abnamro.com (the information found at this website is not incorporated by reference into this document).

D. Employees

     At December 31, 2003, we had 110,201 full-time employees, an increase of 4,644 from December 31, 2002. Approximately 11,200 of these employees held managerial and executive positions at year-end 2002. In 2002, we had 105,557 full-time employees, a decrease of 4,373 from December 31, 2001. A breakdown of employees by business unit and for LeasePlan at December 31, 2003, 2002 and 2001 is set forth in “Item 5. Operating and Financial Review and Prospects-Operating Results”.

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

E. Share Ownership

     As of December 31, 2003, the following members of our Managing Board owned Ordinary Shares: R.W.J. Groenink; W.G. Jiskoot; T. de Swaan; J.Ch.L. Kuiper; C.H.A. Collee; and H.Y. Scott Barrett. As of December 31, 2003, the following members of the Supervisory Board owned Ordinary Shares: M.C. van Veen; A. Burgmans; A.C. Martinez; and M.V. Pratini de Moraes. Each of these Managing Board and Supervisory Board members beneficially owned less than one percent of our Ordinary Shares.

     For details of the options on our Ordinary Shares held by members of our Managing Board and Supervisory Board, see Note 42 to our consolidated financial statements.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     The institutions listed in the table below reported the following direct holdings of Holding Ordinary Shares and preference shares. The figures reflect the number of Ordinary Shares and depositary receipts of preference shares held as well as the holdings as a percentage of the total outstanding Ordinary Shares and depositary receipts of preference shares at December 31, 2003, respectively. Depositary receipts of preference shares are issued by Stichting Administratiekantoor ABN AMRO Holding, or Stichting. This foundation held 362,464,790 Preference Shares, 99.99% of the preference shares, at year-end 2003.

     As a result of the decision to withdraw its existing defense mechanism, ABN AMRO shall propose to the meeting of preference shareholders and the General Meeting of Shareholders on April 29, 2004 to withdraw the outstanding (depositary receipts of) preference shares.

	Number of Ordinary Shares	Percentage of Ordinary Shares	Number of Depositary Receipts of Preference Shares(1)	Percentage of Depositary Receipts of Preference Shares(1)

Aegon N.V	5,747,177	0.35	49,086,968	13.54
Fortis Utrecht N.V.(2)	8,800,000	0.54	57,000,000	15.72
Delta Lloyd Leven(3)	11,950,622	0.73	35,873,467	9.90
ING Groep N.V.(4)	136,722,362	8.32	63,935,775	17.64
Rabobank Nederland(5)	1,162,332	0.07	38,468,453	10.61
De Zonnewijser (investment fund)(6)	—	—	51,447,366	14.19
Capital Group International Inc.(7)	84,009,050	5.20	—	—

(1)	Other than Stichting, the holders of preference shares listed in the table above hold certificates entitling them to the economic benefits of the preference shares. The preference shares represented by these certificates are held by Stichting and the voting rights in respect of such preference shares are held by Stichting. Stichting will, upon request of a certificate holder, issue a proxy to such certificate holder to vote on the preference shares at his own discretion, unless certain conditions apply.

(2)	In 2003, Fortis Utrecht N.V. decreased its ownership to 0.54% of the total outstanding amount of Ordinary Shares from its prior ownership of 1.14%. Fortis Utrecht N.V. increased its ownership to 15.72 of the total outstanding amount of preference shares from its prior amount of 14.38%.

(3)	In 2003, Delta Lloyd Leven increased its ownership to 0.73% of the total outstanding amount of Ordinary Shares from its prior ownership of 0.55%. Delta Lloyd Leven’s ownership of the total outstanding amount of preference shares is unchanged from its prior ownership of 9.90%.

(4)	In 2003, ING Groep N.V. decreased its ownership to 8.32% of the total outstanding amount of Ordinary Shares from its prior ownership of 11.25%. ING Group N.V.’s ownership of the total outstanding amount of preference shares is unchanged from its prior ownership of 17.64%.

(5)	In 2003, Rabobank Nederland decreased its ownership to 0.07% of the total outstanding amount of Ordinary Shares from its prior ownership of 0.08%. Rabobank Nederland also increased its ownership to 10.61% of the total amount of preference shares from its prior ownership of 10.45%.

(6)	In 2003, De Zonnewijser disposed of its 0.02% ownership of the total outstanding amount of Ordinary Shares. In 2003, De Zonnewijser increased its ownership to 14.19% of the total outstanding amount of preference shares from its prior ownership of 14.11%.

(7)	In 2004, Capital Group International Inc. acquired ownership of 5.20% of the total outstanding amount of Ordinary Shares.

     Stichting holds preference shares representing 47.64% of the total (nominal) share capital outstanding on December 31, 2003. Stichting has issued a corresponding number of certificates entitling certificate holders to the economic benefits of the preference shares, which are listed on the Euronext Amsterdam. The voting rights of the preference shares are held by Stichting in its capacity as shareholder.

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

     Stichting is a non-membership organization, i.e., an entity without shareholders or other members that is similar to a trust or foundation, with a self-appointing Board, organized under the laws of the Netherlands. As of December 31, 2003, the members of the Board of Stichting were:

Name	Occupation

E.F. van Veen	Former Vice Chairman of Numico
A. Heeneman	Former Group Controller of Shell International Petroleum Ltd.
R.W. J. Groenink	Chairman of the Managing Board of Holding

     In accordance with the Dutch corporate governance code, Mr. Groenink will not be eligible for reappointment in May 2004.

     Neither Mr. Heeneman nor Mr. van Veen has any management or other material relationship with Holding or its subsidiaries or other group companies. Under the governing instruments of Stichting, one of the members of the Board of Stichting is the Chairman of the Managing Board of Holding.

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

B. Related Party Transactions

     There were no material contracts in which members of the Managing Board or the senior executive vice presidents of the Bank had any interest during 2003. Loans to members of the Managing Board and to members of the Supervisory Board totaled EUR 9.2 million and EUR 2.3 million, respectively, at December 31, 2003. As described under “Item 6. Directors, Senior Management and Employees,” some members of the Supervisory Board are current or former senior executives of leading multinational corporations based primarily in the Netherlands. Members of our group may at any time have lending, investment banking or other financial relationships with one or more of these corporations in the ordinary course of business on terms which Holding believes are no less favorable to our group than those reached with unaffiliated parties of comparable creditworthiness.

C. Interests of Experts and Counsel

      Not required because this document is filed as an annual report.

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

   Dividends

     For information on our dividend history and a discussion of our dividend policy, see “Item 3. Key Information—Selected Financial Data—Dividends” and “Item 10. Additional Information—Memorandum and Articles of Association—Dividends”.

B. Significant Changes

      Not applicable.

Item 9. THE OFFER AND LISTING

Trading Markets

     The principal trading market for the Ordinary Shares is the Euronext Amsterdam Stock Exchange. The Ordinary Shares also are listed on the Brussels, Düsseldorf, Frankfurt, Hamburg, London, New York, Paris, Singapore and the Swiss Stock Exchanges. American Depositary Receipts evidence the ADSs, each of which represents the right to receive one Ordinary Share. As of December 31, 2003, 53.9 million Ordinary Shares were held in the form of ADSs. The ADSs are listed on the New York Stock Exchange under the symbol “ABN”.

     At December 31, 2003, 1,637,882,828 Ordinary Shares were outstanding, with approximately 32% of the Ordinary Shares held by Dutch investors and the remaining 68% by foreign investors. Major geographical concentrations of holders of Ordinary Shares outside the Netherlands are in the United Kingdom, estimated at 21%, North and South America, estimated at 21%, Luxembourg, estimated at 7%, Belgium, estimated at 7% Germany, estimated at 4%, and Switzerland, estimated at 5%.

Market Price Information

     The following table sets forth, for the periods indicated, the high and low closing prices for Ordinary Shares as reported in the Official Price List of the Euronext Amsterdam Stock Exchange and the high and low prices for the ADSs on the New York Stock Exchange. Differences in the rate of change between the prices of Ordinary Shares and the prices of ADSs for the periods indicated are attributable principally to fluctuations in the USD-Euro exchange rate.

Market price information	Ordinary Shares		American Depositary Shares

	High	Low	High	Low

Year:	(In EUR)		(In USD)
2003	18.88	11.93	23.48	13.39
2002	22.78	10.45	20.32	10.54
2001	27.80	15.78	25.94	14.44
2000	29.30	20.22	26.44	19.49
1999	25.00	16.40	25.75	19.25

Market price information	Ordinary Shares		American Depositary Shares

	High	Low	High	Low

Period:	(In EUR)		(In USD)
March 2004 (through March 26, 2004)	18.88	17.74	23.48	21.58
February 2004	19.26	18.39	24.62	23.12
January 2004	19.79	18.52	25.10	23.48
December 2003	18.85	17.98	23.48	22.08
November 2003	18.86	17.88	21.94	21.08
October 2003	18.05	16.06	20.57	19.05
September 2003	16.81	15.85	19.07	17.96
2003
First Quarter	16.55	11.93	17.47	13.39
Second Quarter	17.50	14.00	20.75	15.34
Third Quarter	17.47	15.85	19.92	17.64
Fourth Quarter	18.88	16.06	23.48	19.05
2002
First Quarter	21.90	18.02	19.26	16.28
Second Quarter	22.78	17.22	20.32	17.00
Third Quarter	18.40	11.00	17.96	11.12
Fourth Quarter	17.26	10.45	17.01	10.54

Item 10. ADDITIONAL INFORMATION

A. Share Capital

      Not required because this document is filed as an annual report.

B. Memorandum and Articles of Association

      The description set forth below is a summary of the material information relating to Holding’s share capital, including summaries of certain provisions of the articles of association and applicable Dutch law in effect at the date hereof. The articles of association were last amended by a notarial deed executed by R.J.C. van Helden, civil law notary in Amsterdam, on May 26, 2003, pursuant to a resolution of the Annual General Meeting of Shareholders of Holding passed on April 29, 2003. The certificate of no objection of the Ministry of Justice on the amendments to the articles of association was issued by the Ministry of Justice under the number N.V. 385.573.

Share Capital

     Under the articles of association, the authorized share capital of Holding amounts to EUR 4,704,000,224 nominal value. It consists of (1) four billion and four hundred Ordinary Shares, nominal value EUR 0.56 each, (2) one hundred million convertible preference shares, nominal value EUR 2.24 each, each of which is convertible into four Ordinary Shares, subdivided into one series of twenty million convertible preference shares and eight series of ten million convertible preference shares, and (3) one billion preference shares, nominal value EUR 2.24 each, divided into one series of four hundred million preference shares and six series of one hundred million preference shares.

   Issuance of Shares

     The Managing Board may be authorized by resolution of the general meeting of shareholders to issue from time to time Ordinary Shares, preference shares and convertible preference shares (or to grant rights to take up such classes of shares). This authority is subject to the prior approval of the Supervisory Board and is currently further limited to a maximum of 30% of the total of Ordinary Shares and convertible preference shares of Holding in issue as at April 29, 2003, and to the current maximums of specific classes of shares of capital stock described above. The current authority of the Managing Board to issue shares of capital stock will terminate on October 31, 2004 unless extended by the general meeting of shareholders of Holding in accordance with the articles of association, in each instance for a period not exceeding five years. At the 2004 annual General Meeting of Shareholders, the general meeting will be requested to renew the current authority for a period of 18 months, starting April 30, 2004, limited to a maximum of 30% of the total of Ordinary Shares and convertible preference shares in issue as at April 29, 2004. In the event the authority of the Managing Board to issue shares of capital stock terminates, the issuance of shares of capital stock would require a resolution of the general meeting of shareholders, upon a proposal of the Managing Board, which is subject to the prior approval of the Supervisory Board. For purposes of the foregoing granted authority, issuances of shares of capital stock include the granting of rights to subscribe for shares of capital stock, such as options and warrants. The Managing Board may also be authorized by the resolution of the general meeting of shareholders to restrict or exclude pre-emptive rights in respect of Ordinary Shares and convertible preference shares.

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

     For registered Ordinary Shares, no share certificates will be issued. Holders of registered Ordinary Shares are entered in the shareholders’ register, which is maintained by Holding. In case the registered shares are held by a custodian, the shares may be registered in the name of a central depositary institution or a custodian linked to such central depositary institution on behalf of the shareholders. Nearly all Ordinary Shares are registered in the name of Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V., or Euroclear Netherlands, the Dutch central depositary institution. The shares may be held by individual shareholders through their securities account with a custodian linked to Euroclear Netherlands. These shares will be held and transferred by means of book-entries in the administration of the custodian. Holders of any such shares are not entitled to delivery thereof outside the system of the Dutch Securities Giro Act. Any dividends are paid by Holding to the custodian for the benefit of the applicable shareholders.

     On request of a holder of registered Ordinary Shares that are not registered in the name of Euroclear Netherlands, Holding is required to provide an extract from the register of shareholders in the name of the holder. Transfer of such a registered share in the capital of Holding requires an instrument of transfer and, if Holding is not a party to the transfer, a written acknowledgement by Holding or service of an instrument on Holding. The acknowledgement must be made in the instrument of transfer, either by a dated statement on the instrument of transfer or on a copy or extract thereof certified by a civil law notary or the transferor to be a true copy or extract of the instrument of transfer. Official service by an authorized Dutch process service provider of the instrument of transfer or of such copy or extract on Holding is considered to have the same effect as an acknowledgement by Holding of the transfer.

      The principal Paying Agent in the Netherlands for the Ordinary Shares is ABN AMRO Bank N.V.

      Convertible Preference Shares

     Each convertible preference share is convertible into four Ordinary Shares upon payment of EUR 0.79 per Ordinary Share. The conversion period ran through October 31, 2003. If a convertible preference share was converted into Ordinary Shares, the holder thereof is entitled to dividends and other distributions on the underlying Ordinary Shares as of the beginning of the fiscal year in which the conversion had taken place. However, if in respect of the then current fiscal year, dividends have already been made payable prior to the day of conversion, only dividends which have been made payable in cash will be paid. The holder of a convertible preference share that has been converted into Ordinary Shares remains entitled to any unpaid dividend on the convertible preference share in respect of the fiscal year preceding the fiscal year in which the conversion has taken place.

     Holders of convertible preference shares are entitled to four votes per convertible preference share. The holders of convertible preference shares are entitled to preferred dividends in such amounts as are provided for in the articles of association and have certain preferential rights upon liquidation. See “—Dividends” and “—Liquidation Rights”, respectively.

   Preference Shares

     Nearly all of the preference shares are held by Stichting, as record holder, which issues depositary receipts evidencing ownership interests in preference shares to the beneficial owners thereof. Each preference share carries four votes. The preference shares are issued in registered form. The depositary receipts are registered in the name of Euroclear Netherlands. The certificates may be held by individual certificate holders through their securities account with a custodian linked to Euroclear Netherlands. These certificates will be held and transferred by means of book-entries in the administration of the custodian.

     As ABN AMRO strives to apply a transparent corporate governance structure (in accordance with the Dutch corporate governance code) and to increase shareholders’ influence, it decided to withdraw its existing defense mechanism in the form of its (depositary receipts of) preference shares. In the current structure, the depositary receipts of preference shares are administered by the Stichting Administratiekantoor ABN AMRO Holding (or the Stichting) that also exercises the voting rights on the preference shares. In normal circumstances, depositary receipt holders may obtain voting proxies to vote at a general meeting of shareholders at which they may then vote in proportion to the equity participation of the preference shares in proportion to the value of the Ordinary Shares. The Stichting has a broad discretion to vote the preference shares for which voting proxies have not been issued in a manner consistent with the interests of Holding, its business and all parties involved. In extraordinary circumstances, such as where the independence and/or continuity of Holding or its related companies is threatened, the Stichting shall not take a decision to grant a proxy and granted proxies shall be withdrawn in accordance with its trust conditions. Examples of such extraordinary circumstances include a public offer for our shares or an imminent offer or the existence of a substantial interest in our capital without the approval of the Managing Board and the Supervisory Board.

     Calculated according to economic value of the preference shares against Ordinary Shares, taking into account the present market value of both classes of shares, the total number of votes that could be cast on the preference shares is approximately 3% of our total issued capital. In extraordinary circumstances, votes are cast on the basis of nominal issued share capital. The Stichting holds preference shares representing 47.64% of the total capital outstanding on December 31, 2003. Accordingly, in extraordinary circumstances the outcome of the voting at a general meeting of shareholders will depend on the way that the Stichting votes.

     As a result of the decision to withdraw the above-mentioned defense mechanism, ABN AMRO shall propose to the meeting of preference shareholders and the General Meeting of Shareholders on April 29, 2004 to withdraw the outstanding (depositary receipts of) preference shares.

     Each preference share entitles the holder thereof to preferred dividends in an amount as is provided for in the articles of association. See “—Dividends” below. The holders of the receipts are entitled to receive dividends in an amount equal to any dividends received on the preference shares by Stichting. Each preference share has certain preferential rights upon liquidation. See “—Liquidation Rights” below. As of December 31, 2003, 99.99% of the preference shares were held of record by Stichting. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”.

Voting

     Each Ordinary Share in the capital of Holding is entitled to one vote. Each preference share and convertible preference share is entitled to four votes. Subject to certain exceptions provided for by law or in the articles of association, as described herein, resolutions are passed by an absolute majority of the votes cast.

     Voting at shareholders’ meetings principally is related to approval of the annual accounts of Holding and discharging the members of the Managing Board and Supervisory Board. In addition, the shareholders may appoint the auditors required by law to be appointed. However, if they do not, the Supervisory Board must do so. The shareholders of Holding also may resolve to (1) delegate the authority to the Managing Board to issue shares or to grant rights to acquire shares, (2) delegate the authority to the Managing Board to restrict or exclude pre-emptive rights in respect of shares issued pursuant to authority granted in clause (1), (3) authorize the Managing Board to engage in repurchases of capital stock of Holding or (4) amend the articles of association, but, in the case of clause (4), only following a motion by the Managing Board which has been previously approved by the Supervisory Board.

     In addition, shareholders of Holding are entitled to appoint the members of the Managing Board and Supervisory Board following a nomination of the Supervisory Board. See “Item 4, Corporate Governance - Shareholders Influence”.

     Shareholders only are entitled to attend meetings of shareholders in person or by a proxy and take part in the deliberations thereat if they have informed Holding of their intention to do so in accordance with the conditions set out in the public notification of the shareholders’ meeting. Under Dutch law, their rights may be exercised by the shareholder who held such rights on a record date not more than seven days before the shareholders’ meeting. The general meeting of shareholders may authorize the Managing Board for a period of five years to determine the record date in respect of a general meeting of shareholders. The 2000 annual General Meeting of Shareholders of Holding, granted this authorization to the Managing Board for a period of five years. If the Managing Board does not set a record date, the shareholder must own the shares on the date of the shareholders meeting in order to exercise his right to attend and vote at the shareholders meeting. Under the articles of association of Holding, a shareholder may grant its proxy to vote its shares to a third party, such as a member of the Managing Board.

     Meetings of holders of convertible preference shares and preference shares of a particular class must be held as frequently as and whenever such a meeting is required by law or any provision of the articles of association or deemed necessary by the Managing Board or the Supervisory Board. Such meetings may, if authorized by the president of the court, also be called by one or more shareholders who jointly represent at least 10% of the issued and outstanding shares of the class concerned.

     A General Meeting of Shareholders of Holding must be held once a year in Amsterdam, no later than in the month of June, to, among other things, adopt the annual accounts of Holding. General meetings of shareholders may be convened by the Managing Board, the Supervisory Board and, in certain circumstances, if authorized by the president of the court, the holders of shares (including holders of receipts issued by Stichting evidencing ownership interests in preference shares) representing at least 10% of the total outstanding share capital of Holding, upon at least 15 days’ prior notice to be published in at least one nationally distributed daily newspaper and the Official Price List of the Euronext Amsterdam. There are no quorum requirements applicable to general meetings, although certain quorum requirements may apply to specific proposed actions.

Dividends

     Subject to certain exceptions, dividends only may be paid out of profits, as set forth in the annual financial statements of Holding. Distributions may not be made if the distribution would reduce shareholders’ equity below the sum of the paid up capital and the reserves required by Dutch law or the articles of association.

     Holders of preference shares are entitled to receive an annual cash dividend representing 5.55% of the face value of EUR 2.24. As of January 1, 2011, and every ten years thereafter, the dividend percentage will be adjusted in line with the average redemption yield on the five longest dated Dutch government bonds, plus an increment of not less than 25 nor more than 100 basis points, depending on prevailing market conditions. Holders of convertible preference shares are entitled to receive an annual cash dividend representing 3.3% of the amount paid on each share. As of January 1, 2004, and every ten years thereafter, the dividend percentage will be adjusted in line with the average redemption yield on the five longest-dated Dutch government bonds, plus an increment of not less than 25 nor more than 100 basis points, depending on prevailing market conditions. To the extent that dividends on the preference shares and the convertible preference shares cannot be paid out of the annual profits, no dividends on the preference shares and the convertible preference shares will accrue. Dividends cannot be paid on the Ordinary Shares to the extent that any portion of the dividend on the preference shares and convertible preference shares remains unpaid.

     Out of the profits remaining after the payment of dividends on the preference shares and the convertible preference shares, such amounts may be reserved as the Managing Board, with the approval of the Supervisory Board, deems necessary. The remaining amount, if any, will be distributed in the form of a dividend to the holders of the Ordinary Shares. With the approval of the Supervisory Board, the Managing Board may (1) provided it is authorized to issue shares, distribute to the holders of Ordinary Shares (at the discretion of the holder) a dividend in the form of a) cash or b), partly or wholly, shares or (2) make distributions to the holders of Ordinary Shares out of one or more reserves which are not required by law to be maintained by Holding.

     Subject to the prior approval of the Supervisory Board, the Managing Board may resolve to make interim distributions to holders of Ordinary Shares if an interim statement of assets and liabilities shows that such distributions are permitted.

Shareholders’ Pre-emptive Rights

     Upon the issuance of Ordinary Shares or convertible preference shares, holders of Ordinary Shares have preemptive rights to subscribe for new issuances in proportion to their holdings. Notwithstanding the foregoing, holders of Ordinary Shares will not have pre-emptive rights in respect of (1) issuances of shares to employees of Holding or group companies and (2) issuances of shares for non-cash consideration. Holders of Ordinary Shares also do not have pre-emptive rights in connection with the issuance of Ordinary Shares and convertible preference shares that are issued pursuant to the exercise of a right to subscribe for such shares, such as options and warrants, although the holders of Ordinary Shares have pre-emptive rights in respect of the issuance of such options and warrants.

     The Managing Board, subject to the approval of the Supervisory Board, may be authorized by resolution of the general meeting of shareholders to restrict or exclude pre-emptive rights with respect to the Ordinary Shares and convertible preference shares if the shareholders have delegated the authority to issue these shares to the Managing Board. The current authority of the Managing Board to restrict or exclude pre-emption rights is limited to 30% of the total number of Ordinary Shares and convertible preference shares of Holding in issue as at April 29, 2003. This authority will terminate on October 31, 2004 unless extended by the general meeting of shareholders of Holding in accordance with the articles of association, in each instance for a period not exceeding five years. At the 2003 annual general meeting of shareholders of Holding, the shareholders will be requested to renew the current authority for a period of 18 months starting on April 30, 2004, up to an aggregate amount equal to 30% of the total of Ordinary Shares and the convertible preference shares in issue as at April 29, 2004.

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

     An acquisition by Holding of fully paid up shares of any class of its capital for a consideration may be effected by the Managing Board, subject to the approval of the Supervisory Board. Such acquisitions by Holding of shares in its own capital require the general meeting of shareholders of Holding to grant to the Managing Board the authority to effect such acquisitions. This authority may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which the shares may be acquired and the price limits within which shares may be acquired. On April 29, 2003, the Annual General Meeting of Shareholders granted this authority to the Managing Board for a period of 18 months. Under this authorization, the maximum number of shares that can be acquired cannot exceed the maximum amount authorized by law (currently 10%) of the issued share capital at the time of acquisition. No authority is required for the acquisition by Holding of shares in its own capital for the purpose of transferring the shares to employees of Holding or any subsidiary thereof pursuant to any arrangements applicable to such employees, provided that the shares are included in the price list of a stock exchange.

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

     As a result of the decision to withdraw its existing defense mechanism, ABN AMRO shall propose to the meeting of preference shareholders and the General Meeting of Shareholders on April 29, 2004 to withdraw the outstanding (depositary receipts of) preference shares.

Liquidation Rights

     In the event of the dissolution and liquidation of Holding, the assets remaining after payment of all debts are to be distributed (1) first, to the holders of the preference shares and the convertible preference shares on a pro rata basis, in an amount equal to all dividends accrued from the beginning of the most recent full financial year through the date of payment, and then the nominal amount of the preference shares or the amount paid in on the convertible preference shares, respectively, and (2) second, to the holders of Ordinary Shares on a pro rata basis.

Proposal to Amend the Articles of Association

     Under the condition that the proposal to withdraw the outstanding preference shares has been approved and effected, we will propose to the shareholders at the General Meeting of Shareholders on April 29, 2004 to amend the articles of association of Holding in order to reflect the withdrawal of the outstanding (depositary receipts of) preference shares, on repayment of the nominal value (EUR 2.24 each) and an additional compensation of 5%. The additional amount is as compensation for the reinvestment loss of the existing holders of (depositary receipts of) our outstanding preference shares, caused by the lower capital market rates currently prevailing in the market, calculated based on the next dividend reset date (January 1, 2011). The (depositary receipts of) preference shares will be entitled to dividend for the financial year 2004 up until the date of cancellation.

C. Material Contracts

      Not applicable.

D. Exchange Controls

     There are no limitations under the laws of the Netherlands or in the articles of association of Holding, as currently in effect, on the rights of non-residents or foreign owners, as such, to hold or vote Ordinary Shares. However, a declaration of no-objection from the Dutch Minister of Finance, upon consultation with the Dutch Central Bank, is required for any person or entity, irrespective of residence, to hold more than 5% of the total capital interest or voting rights in Holding. In addition, certain notification requirements apply to shareholders exceeding or falling below such levels.

     There are currently no exchange controls in effect in the Netherlands, although the Dutch External Financial Relations Act of March 25, 1994 does authorize the Minister of Finance or the Dutch Central Bank to issue such regulations. Cash dividends payable in Euros and stock dividends on Netherlands registered shares and bearer shares may be transferred from the Netherlands and converted into any other currency without Dutch legal restrictions. For statistical purposes, the sum of such payments and transactions are reported by us to the Dutch Central Bank.

     There are currently no other limitations under Dutch law affecting the remittance of dividends or other payments to non-resident holders of Holding securities, other then those imposed by the European Union and/or, as the case may be, Netherlands sanctions.

E. Taxation

     The following is a summary of the material Dutch tax and U.S. federal income tax consequences of purchasing, owning and disposing of Ordinary Shares or ADSs of Holding, particularly for U.S. Shareholders, as defined below, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The descriptions of the Dutch tax laws and U.S. federal income tax laws and practices set forth below are based on the statutes, treaties, regulations, rulings, judicial decisions and other authorities in force and applied in practice on the date hereof, all of which are subject to change, retroactively as well as prospectively.

     For purposes of this description, a “Shareholder” is a holder of Ordinary Shares or ADSs that does not own a “substantial interest” or a “deemed substantial interest” in Holding. The circumstances under which a “substantial interest” exists include where a holder alone or together with his/her spouse, or any other of their close relatives holds/hold or has/have held during the past five years at least 5% of the issued share capital, at least 5% of a certain class of shares or options giving right to acquire at least 5% of the issued share capital or of a certain class of shares of Holding. For purposes of this description, a “U.S. Shareholder” is a Shareholder of Ordinary Shares or ADSs who is a “U.S. Person,” which means a person who, for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

Dutch Taxation

     In general, for Dutch tax purposes, holders of ADSs will be treated as the beneficial owners of the Ordinary Shares represented by such ADSs.

   Withholding Tax on Dividends

     The Netherlands imposes a withholding tax on any distribution of dividends at a statutory rate of 25%, which does not apply to any distribution of stock dividends paid out of the share premium account of Holding recognized as such for Dutch tax purposes.

      Under certain circumstances, Holding may, with respect to certain dividends received from qualifying non-Dutch subsidiaries, credit taxes withheld from those dividends against Dutch withholding tax imposed on a dividend paid by Holding, up to a maximum of the lesser of (i) 3% of the portion of the gross amount of the dividend paid by Holding that is subject to withholding and (ii) 3% of the gross amount of the dividends received from qualifying non-Dutch subsidiaries. The credit in respect of the non-Dutch withholding tax reduces the amount of dividend withholding tax that Holding is required to pay to the Dutch tax authorities but does not reduce the amount of tax Holding is required to withhold from dividends paid to U.S. Shareholders.

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

      The current convention between the Netherlands and the United States for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income, which is known as the 1992 Treaty, became effective as of January 1, 1994.

     A U.S. Shareholder can only claim the benefits of the 1992 Treaty if such person is a resident of the United States, as defined in the 1992 Treaty, and such person’s entitlement to such benefits is not limited by the limitations on benefits provisions of Article 26 of the 1992 Treaty (treaty shopping rules). Under the 1992 Treaty, dividends paid by Holding to any such U.S. Shareholder are generally eligible for a reduction of the 25% withholding tax to 15%, provided that such U.S. Shareholder does not carry on a business in the Netherlands through a permanent establishment or permanent representative (other than an independent broker acting in the ordinary course of its business) to which or to whom the Ordinary Shares or ADSs are attributable. If and to the extent the Ordinary Shares or ADSs are attributable to such permanent establishment or permanent representative, Dutch withholding tax will, depending on the particular circumstances, amount to 25%.

   Taxes on Income and Capital Gains

     A Shareholder will not be subject to Dutch taxes on income or capital gains derived from Ordinary Shares or ADSs, provided that:

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

United States Federal Income Taxation

     The following discussion of material U.S. federal income tax considerations applies only to U.S. Shareholders who hold Ordinary Shares or ADSs as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:

  insurance companies;
  dealers and traders in securities or foreign currencies;
  persons holding Ordinary Shares or ADSs as part of a hedge, straddle or conversion transaction;
  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
  partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
  persons liable for the alternative minimum tax;
  tax-exempt organizations;
  persons holding Ordinary Shares or ADSs that own or are deemed to own more than ten percent of any class of Holding stock; or
  persons who acquired our ADSs or shares pursuant to the exercise of any employee stock option or otherwise as compensation.

     This discussion is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. A U.S. Shareholder should consult its own tax adviser concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of Ordinary Shares or ADSs in its particular circumstances. This discussion assumes that Holding will not be considered a passive foreign investment company. See “—Passive Foreign Investment Company Rules” below.

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

   Taxation of Distributions

     Distributions paid on Ordinary Shares or ADSs (other than certain pro rata distributions of ordinary shares), to the extent paid out of current or accumulated earnings and profits as determined under United States federal income tax principles, will be treated as a dividend. The amount of this dividend will include any amounts withheld in respect of Dutch taxes. Subject to applicable limitations that may vary depending upon a holder’s individual circumstances, dividends paid to non-corporate U.S. Shareholders in taxable years beginning before January 1, 2009 will be taxable at a maximum tax rate of 15%. Non-corporate U.S. Shareholders should consult their own tax advisers to determine whether they are subject to any special rules that limit the availability of this rate. The amount of the dividend will be treated as foreign source dividend income and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code. Such dividends will constitute passive income or, in certain cases, financial services income for foreign tax credit purposes.

     Distributions paid in Euros will be included in a U.S. Shareholder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the U.S. Shareholder’s (or in the case of ADSs, the Depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, the U.S. Shareholder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Shareholder may have foreign currency gain or loss if the amount of such dividend is not converted into U.S. dollars on the date of its receipt.

Dutch taxes withheld from dividends on Ordinary Shares or ADSs will generally be creditable against a U.S. Shareholder’s U.S. federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon the U.S. Shareholder’s circumstances. However, the Dutch withholding tax will not be creditable against the U.S. Shareholder’s United States tax liability to the extent that Holding is allowed to reduce the amount of dividend withholding tax paid over to the Dutch tax authorities by crediting non-Dutch withholding tax imposed on certain dividends previously paid to Holding. As discussed in “— Dutch Taxation — Withholding Tax on Dividends” above, there are circumstances in which Holding may credit certain taxes against Dutch withholding tax imposed on a dividend paid by Holding. Upon request, Holding will endeavor to provide to its U.S. Shareholders information as the extent to which the Dutch withholding tax on their dividends may be affected by the foregoing.

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

   Passive Foreign Investment Company Rules

     Based upon certain management estimates and proposed Treasury regulations expected to be effective generally for taxable years beginning after December 31, 1994, Holding does not believe it was a passive foreign investment company (“PFIC”) for the 2003 taxable year. If Holding were a PFIC for any taxable year, certain adverse tax consequences could apply to U.S. Shareholders.

   Information Reporting and Backup Withholding

     Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. Shareholder (i) is a corporation or other exempt recipient, or (ii) provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

     The amount of any backup withholding from a payment to a U.S. Shareholder will be allowed as a credit against its United States federal income tax liability and may entitle the U.S. Shareholder to a refund, provided that the required information is furnished to the Internal Revenue Service.

F. Dividends and Paying Agents

      Not required because this document is filed as an annual report.

G. Statement by Experts

      Not required because this document is filed as an annual report.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management Framework

     We consider comprehensive risk management to be a core competency of ABN AMRO. We take a prudent and conservative approach to risk that is fully aligned with our long term strategy. ABN AMRO underpins this strategy with a professional risk function that is independent of the commercial lines of business.

     The risk framework combines centralized policy setting with broad oversight, supported by risk execution and monitoring in the network, and provides management with the ability to effectively oversee the bank’s large and highly diversified portfolio.

     ABN AMRO’s risk management systems are designed to identify and analyze risks at an early stage; to set and monitor prudent limits; and to continuously learn and evolve to face a volatile and rapidly changing risk environment. In this way, ABN AMRO risk management adds value for our shareholders.

Risk Governance Organizational Structure

     The Managing Board establishes the strategic risk philosophy and policies for ABN AMRO under the oversight of the Supervisory Board. The Supervisory Board, as part of its responsibilities, regularly monitors the risk of the bank’s portfolio. Responsibility for the overall implementation of risk policy lies with the Chief Financial Officer (“CFO”), who is a member of the Managing Board.

     Risk is managed through two principal directorates: Group Risk Management (“GRM”) and Group Asset and Liability Management (“GALM”).

  GRM is responsible for the management of credit, country, market and operational risk and is also responsible for leading the work assessing the impact of the New Capital Accord (Basel II) and to prepare the bank for its implementation.

  GALM seeks to protect the earnings and capital position of the bank from adverse interest rate and currency movements in the non-trading portfolios as well as managing the bank’s longer-term liquidity profile. Overnight liquidity and cash management are done by the bank’s Treasury department.

Group Risk Management

     The Group Risk Committee (“GRC”), whose voting members are drawn mainly from GRM, is the most senior committee on policy and exposure approval for credit, country and market risk.

      GRC’s main responsibilities are to:

  Determine the risk policies, procedures and methodologies for measuring and monitoring risk;
  Set delegated credit authorities for lower committees and authorized individuals, within GRM, C&CC and PC&AM;
  Approve credit, market and operational risk associated with new products;
  Approve risk on transactions whose value exceeds the authority delegated to lower committees;
  Approve structured finance and tax-related transactions;
  Review quarterly the adequacy of provisions on the credit portfolio; and
  Oversee the bank’s overall portfolio for WCS, C&CC and PC&AM.

     The credit risk organizations of C&CC and PC&AM have a local focus and are overseen by GRM. For WCS, the risk function is fully integrated into GRM. Market risk and operational risk are separate functions within GRM. Country risk officers (“CRO”) are an integral part of GRM and provide local oversight. A newly formed group within GRM, Structured Risk Interface (“SRI”), has been established in 2003 to manage the risks within the complex and diverse WCS product mix.

      The main responsibilities of GRM and the risk management of C&CC and PC&AM are to:

  Oversee all credit, market and regulatory matters and ensure compliance with local laws;
  Approve risk transactions within delegated limits and advise on credits which exceed such authority;
  Implement review and control policies on all risk portfolios;
  Manage individual problem credits and monitor the distressed assets portfolio within ABN AMRO’s risk parameters;
  Set provisions within delegated authority;
  Approve consumer product programs and small to medium size enterprise program lending within delegated authority;
  Establish and maintain operational risk control discipline; and
  Ensure compliance with ABN AMRO’s Corporate Values and Business Principles.

Basel Framework

     In April 2003, following a third Quantitative Impact Survey (“QIS3”), the Basel Committee on Banking Supervision (“BCBS”) issued the third consultative paper. It was followed in August by a report on high-level principles for the cross-border implementation of the new accord.

     ABN AMRO intends to qualify for the Advanced Internal Ratings Based (“AIRB”) approach for credit risk and Advanced Measurement Approaches (“AMA”) for operational risk. In order to implement the changes necessary to comply with the Basel II Accord issued by the BCBS and Capital Adequacy Directive 3 (“CAD3”) issued by the European Commission, the bank has established a group-wide project structure governing related policy and standard setting in the Corporate Centre as well as change delivery in the (S)BUs, reporting directly into the Managing Board.

     Within this structure and for each (S)BU, implementation projects have been defined to ensure timely compliance with the Basel II rules and regulations. In addition, separate projects have been set up to assess and act upon the business consequences of Basel II. All (S)BU projects report into their own Steering Committees and to the Group Basel II Steering Committee through the Group Basel II Project Office. Implementation of Basel II and CAD3 is being aligned with development of a comprehensive internal framework for economic capital.

     In October 2003, the BCBS advised that it was working towards finalization and signing of Basel II around mid-2004. This implies that material changes in the Accord text and/or further delays in the process are still possible, which inevitably introduces some uncertainty.

     The bank welcomes the changes now proposed and accepts the subsequent delay if and when these ultimately lead to improved and globally supported regulations. Additionally, the bank hopes that - given the many markets in which it operates - the regulators involved will agree on practical arrangements for roles and responsibilities, reducing possible overlaps in supervision.

   Credit Risk

     ABN AMRO defines credit risk as being the risk that a counterparty or issuer (or both) will fail to perform its obligations to the bank or that the quality of a counterparty or an issuer deteriorates.

      Commercial Clients

      The main principles of credit risk management for commercial and consumer credits are:

  Approval of credit risk exposure is independent of the business originators;
  All commercial activities which commit the bank to engage in risk sensitive transactions require prior approval by committees or authorized individuals (the “four-eyes principle”);
  The Managing Board delegates approval authorities to GRM within Corporate Centre and further down to the SBUs;
  Within delegated authority levels, the BUs are responsible for managing all business activities; and
  Credit facilities, once granted, are properly documented and monitored.

Credit decisions for commercial clients are based on:

  Global One Obligor Exposure (“GOOE”), which combines all direct and contingent credit limits to a given relationship globally, and
  Uniform Counterparty Rating (“UCR”), which is the risk rating of the individual counterparty.

     Within WCS, client management and product specialists identify client credit needs and propose the structuring of credit facilities, including advice from the Portfolio Management Group. GRM is responsible for the approval of individual WCS credits and for specific industry and regional credit policies. Credit proposals that exceed the authority of the CRO will be forwarded to GRM Amsterdam.

     The CROs in C&CC and PC&AM have a functional reporting line to GRM. Credit proposals that exceed the delegated authority of the (S)BU will be forwarded to GRM for advice and decision by the relevant credit authority.

      Consumer Business

     ABN AMRO’s consumer businesses rely on the product program process for credit approval. In the first instance, the BU prepares a product program to apply for approval to offer a certain credit product. The product program must specify the target customers or customer segment and should contain standard risk acceptance criteria for evaluating and approving individual transactions. Further, the product program should demonstrate that the behavior of the portfolio will be predictable in terms of yield, delinquency, and write-offs. Tracking and reporting mechanisms must be able to identify trends in portfolio behavior early and allow timely adjustments.

     The Managing Board has delegated authority for approval of product programs to GRM and to the home market BUs. Other BUs must apply to GRM for approval of all programs. Decision authority is based on the proposed peak portfolio outstanding for a certain product offering. Under an approved product program, the authority to approve individual credit transactions is delegated to authorized individuals.

     Credit initiation, account maintenance and collections decisions may be based on objective application of eligibility criteria plus other guidelines described in the approved product program or on credit scoring. BUs use internally developed and vendor-supplied scorecards. Credit bureaus are used where available.

     Portfolio performance databases are maintained by the businesses to facilitate portfolio control. Detailed information is available in BUs to permit segmentation of portfolios. GRM keeps information at a product portfolio level to aid in monitoring on a regional and global basis.

      Risk Management tools:

      Credit Rating System, UCR, LGD classification:

     ABN AMRO has an extensive rating system which is being applied globally for commercial credits. It consists of two types of ratings: (i) a Uniform Counterparty Rating (“UCR”) (ii) Loss Given Default (“LGD”), a facility-type rating classification. The UCR is the reflection of the estimated probability that the counterparty will default in the coming period. The LGD classification is a reflection of the loss the bank expects to suffer on a facility if the counterparty defaults.

     Both rating types are key inputs for measuring and managing credit risk. UCRs and LGD-classes are assigned by risk officers or risk committees independent of the commercial departments.

     The UCR rating scale is applied globally within the bank for all non-retail exposures. The rating scale of UCRs consists of 15 non-default grades and 3 default grades. The non-default grades can also be mapped to those of external rating agencies. To support the assignment and review of UCRs, a number of rating tools have been developed. These rating tools quantify the relative impact of various risk factors and make rating decisions transparent. Rating tools are now available, or are in an advanced stage of development, for all the bank’s major loan portfolios. ABN AMRO uses rating tools that are tailored to each specific market in order to reflect the underlying risk drivers. In 2003, new rating tools were developed and introduced for finance and lease companies, commodity traders and real estate.

     The LGD classification is determined for each facility on the basis of seniority, collateral and an assessment of the legal environment. LGD classification policies have been tailored to reflect specific (local) markets, counterpart types and products. Loss data on defaulted credits is being gathered and stored in a LGD database to validate and improve the LGD-classification and underlying policies.

Cross-border and Sovereign Risk in the Portfolio

      We manage emerging market country risk, both sovereign and cross-border on a portfolio basis.

   Cross Border Risk

     Cross-border risk is defined as the risk that funds in foreign currencies cannot be transferred out of a country as a result of actions by the authorities of the country or other events (for example civil war, embargo, etc) impeding the transfer.

     The measurement of cross-border risk exposure covers all on- and off-balance sheet assets that might be directly affected by a cross-border risk event. ABN AMRO has been monitoring cross-border risk exposure for many years and uses a Value-at-Risk (“VaR”) model to determine the cross-border risk on the total portfolio. VaR analyses historical market trends to estimate the likelihood that a portfolio’s losses will exceed a certain amount.

     Total cross-border risk exposure in 2003 rose by 2.0% compared to 2002, mostly due to increases in Asia and Eastern Europe.

Cross-border risk exposures	For the Year Ended December 31,			For the Year Ended December 31,

	2003	2002	2001	2003	2002	2001

	Total cross-border exposure			After mitigation(1)
			(in EUR billions)
Brazil	3.2	3.7	4.1	0.7	0.9	1.2
Other Latin America (including Mexico)	3.0	3.7	4.3	1.9	2.5	2.8
Asia/Pacific	7.7	7.1	6.8	4.8	4.8	5.0
Eastern Europe	3.6	3.0	2.9	2.3	1.6	2.0
Middle East and Africa	3.1	2.7	3.0	2.2	1.9	1.9

Total	20.6	20.2	21.1	11.9	11.7	12.9

(1)	Mitigated exposures commonly include transactions covered by credit derivative swaps, political risk insurance, cash deposits or securities placed offshore, specific guarantees, ring-fenced funding or any other mitigation instruments available in the market.

    Sovereign Risk

     Sovereign risk is defined as the counterparty and issuer (credit) risk on a sovereign entity, irrespective of the currency involved. Sovereign entities include the central government, central bank and other entities explicitly guaranteed by the first two (but excluding lower governments). In 2003, the bank introduced internal sovereign local currency ratings alongside its sovereign foreign currency ratings.

     The sovereign risk exposure increased in 2003, mainly due to the acquisition of Banco Sudameris in Brazil. Total sovereign risk exposure rose, but the foreign exchange component fell. This was the consequence of active management to reduce foreign exchange exposure in favor of local currency exposure, with ABN AMRO regards as having a lower risk profile.

Sovereign risk exposures	For the Year Ended December 31,			For the Year Ended December 31,

	2003	2002	2001	2003	2002	2001

	Total sovereign exposure			Of which foreign currency(1)
			(in EUR billions)
Brazil	5.2	3.7	5.0	0.1	0.3	2.6
Other Latin America (incl. Mexico)	1.4	1.4	1.6	0.6	0.9	1.3
Asia/Pacific	3.7	3.5	2.7	0.3	0.6	1.7
Eastern Europe	1.7	1.5	1.4	0.4	0.8	0.7
Middle East and Africa	1.0	0.8	0.7	0.6	0.4	0.5

Total	13.0	10.9	11.4	2.0	3.0	6.8

(1)	Partly included in the cross-border risk exposures.

   Market Risk

     Market risk is the risk that movements of financial market prices (such as interest rates, foreign exchange rates or equity prices) will change the value of the bank’s trading and investment portfolios. Market risk exposure arises from trading for client transactions and from trading for the bank’s own account.

     Interest rate risk and currency risk, associated with our non-trading activities, are managed by GALM, as described below under “—Group Asset and Liability Management—Interest Rate Risk”, and “—Group Asset and Liability Management—Currency Risk”.

     In trading activities, risk arises both from open (unhedged) positions and from imperfect correlations between market positions, which are intended to offset one another. ABN AMRO manages market risk through measuring and monitoring different market risk factors such as interest rate sensitivity, open currency positions, stock prices, spread sensitivities, greeks (delta, gamma, vega, rho). In addition, ABN AMRO calculates VaR, stress tests, scenario analyses, position concentration and ageing.

     Market risk limits have been set for the above risk characteristics and the exposure is monitored on a daily basis at different levels, starting from single trading portfolios through to key aggregation levels. Monitoring, controlling and reporting of market risks within trading portfolios is the responsibility of Market Risk Management (“MRM”), which is in GRM. Market risk officers on the dealing floors control risk daily. Product Analysis and Modeling (“PA&M”) is responsible for the validation of new financial instruments and models. PA&M is a part of GRM.

     Internal models meet regulatory requirements and have been approved by the Dutch Central Bank for the calculation of solvency requirements for market risk. Internal approval for changes to our own models is the responsibility of the GRC.

     VaR is a primary tool for day-to-day monitoring of trading-related market risk. VaR is a statistical measure of the potential losses on unchanged positions, which could occur because of market price movements under normal circumstances. The method adopted by the bank for the VaR calculation is Historical Simulation, based on approximately four years of historical data. The bank uses a one-day holding period, relative changes of historical rates and prices, 99% confidence level and equally weighted simulations. The positions captured by our VaR calculations include derivative and cash positions that are reported as trading assets and liabilities. The VaR is reported by trading portfolio, by product line and for the Bank as a whole on a daily basis. It is submitted daily to the senior management of the BUs, GRM and the responsible members of the Managing Board.

VaR per Risk Category (99% confidence level, 1 day holding period)	For the Year Ended December 31, 2003

	Minimum	Maximum	Average

Foreign exchange risk	0.6	11.0	3.3
Interest rate risk	11.0	40.4	17.5
Equity risk	3.8	18.9	11.4
Commodity risk	0.1	2.5	0.3
Total Trading (1)	14.1	34.3	21.7

(1)	The minimum and maximum for each risk category occurred on different days so it is not meaningful to the overall totals. The Total Trading portfolio VaR includes the diversification effect that is caused by imperfect or negative correlations between certain risk types and can therefore be lower than the maximum of an individual risk type.

     Although the VaR is a good estimate under normal market circumstances, it fails to capture ‘one-off’ events. The effectiveness of VaR is assessed by a technique known as back-testing, which counts the number of days when the losses are bigger than the estimated VaR figure. Theoretically, with a 99% confidence level, it may be expected that on one out of every 100 trading days a loss may occur which exceeds the VaR. The back-testing is performed both on the actual profit and loss (P&L) and a hypothetical P&L, which measures a P&L on market risk exposure against movements of financial market prices and excludes effects of commissions, origination fees and intra-day trading. The results of the back-testing on the actual and the hypothetical P&L are regularly reported to the Dutch central bank. Back-testing is an essential instrument for the validation of our internal models.

Value at Risk versus Hypothetical Profit & Loss for Trading Portfolio 2003 (in millions of Euros)

     The back-testing result shown in the above graph (“Value at Risk versus hypothetical Profit & Loss for trading portfolio 2003”) shows that the hypothetical P&L only exceeded the calculated VaR on one day in 2003, which is within model expectations. The excess was caused by unexpectedly large upward moves in short-term interest rates.

     The VaR measure is supplemented by a series of stress tests and scenario analyses, which shed light on the behavior of a portfolio and the impact on the P&L under extreme market events. Stress tests have been developed internally to reflect specific characteristics of the Bank’s portfolios, while scenarios are based on historical market events, for example the financial markets crisis (July-October 1998). Both stress tests and scenario analyses are performed daily for each trading portfolio and at several aggregation levels, including the bank-wide total.

     Other control measures used in the market risk management process include net open positions, interest rate sensitivity per basis point, spread sensitivities, option parameters, position concentrations and position ageing. These non-statistical measures help further reduce trading risks. In addition, trading activities have been mainly concentrated in the Amsterdam, Chicago, Hong Kong , London, New York and Tokyo offices to facilitate centralized risk management control and monitoring. Given its world-wide coverage and diversified overall portfolio, ABN AMRO in generally very sensitive to sudden sharp market movements.

     Interest rate risk and currency risk associated with our non-trading activities are described below under “Group Asset and Liability Management—Interest Rate Risk”, and “—Group Asset and Liability Management—Currency Risk”.

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

     The notional amounts of derivatives, which totaled EUR 4,187 billion at December 31, 2003, indicate the scale of our derivatives business, but not the related credit risk. The credit risk is the loss that would arise if a counterparty were to default and we were to face a partly open position. This actual risk is measured by the cost of replacing a defaulting counterparty and represents only a fraction of the notional amounts. We try to minimize this credit risk by entering into agreements, which provide under certain circumstances for the settlement on a net basis of all contracts between a counter party and us.

     To quantify the credit risk for capital adequacy purposes, the cost of the replacement transactions, which would be necessary if a counter party defaulted, is calculated and is then increased by a percentage of the notional amounts. The applied percentage depends on the nature and remaining maturity of the contract. The credit equivalent for our total derivatives business was calculated at EUR 45.9 billion at December 31, 2003. When weighted for the counterparty risk (mainly banks) for capital adequacy purposes, the credit equivalent represents only EUR 9.1 billion or 4.1% of total risk-weighted assets at December 31, 2003.

     See Note 24 to our consolidated financial statements for further analysis of our derivatives activities, including an analysis at December 31, 2003 of our trading and hedging derivatives portfolios.

   Operational Risk

     Operational risk is the risk of loss resulting from inadequate or failed internal processes, human behavior and systems or from external events. This definition captures operational risk events such as IT problems, shortcomings in the organizational structure, lapses in internal controls, human error, fraud, and external threats.

     ABN AMRO instituted a Group Operational Risk Policy and a Group Risk Framework, which together outline tasks and responsibilities at each organizational level. The Group Operational Risk Management (“ORM”) Committee is responsible for establishing group policies and standards on ORM and oversees throughout ABN AMRO the ORM activities, including preparations to qualify for AMA under Basel II. The Group ORM Committee is chaired by ABN AMRO’s CFO, and is composed of the COO’s and CRO’s of each (S)BU and senior managers from relevant Corporate Centre functions.

     The guiding principle in ORM is that management at all levels is responsible for directing and managing operational risks. ORM managers are assigned throughout the Bank to assist line management in fulfilling this responsibility.

     Information is necessary to enable line management to identify and analyze operational risks, to implement mitigating measures and to determine the effectiveness of mitigating measures. ABN AMRO has implemented, or is in the process of implementing, a number of programs and tools to support line management. These include:

  Risk Self-Assessment
  A structured approach, which assists line management in identifying and assessing risks and to take corrective actions. The risks are assessed with the assistance of ORM personnel.
  Corporate Loss Database
  A database that allows for systematic registration of operational risk-related losses. This tool assists in the analysis of operational risks for senior management, and will provide a basis for capital allocation computations.
  External Loss Data
  ABN AMRO is a founding member of Operational Risk eXchange (“ORX”), an international data consortium set up in 2003. External loss data can be used to perform benchmark analyses and, in future, scenario and stress analyses.
  Risk Approval Process
  A comprehensive approval process that includes an explicit assessment of the operational, legal and reputation risks inherent in all new business proposals. The process includes the sign-off by relevant parties and approval by an appropriate committee.
  Key Risk Indicators
  An approach to indicate possible changes in the operational risk profile. Key risk indicators allow for a trend analysis over time and trigger escalation procedures.

  Key Operational Risk Control
  A reference guide that provides clear descriptions of the typical key risks and required controls for a given process. These descriptions contribute to improved risk awareness and provide input for the Risk Self-Assessment.

   Environmental & Social Risk

     ABN AMRO, which has always been a strong advocate of sustainable development, established within GRM the Environmental & Social Risk Management Unit (“ESRMU”) in 2001. ESRMU is responsible for formulating policies for, and identifying and analyzing the environmental, social and ethical impact of our client engagements and their indirect effect on the bank’s reputation.

     Since ESRMU’s inception, ABN AMRO has made headway in policy development and integrating environmental, social and ethical issues into the risk management process with the main objective of contributing to sustainable development.

     Recognizing that employees play a pivotal role in sustainable banking practices, training was undergone by top management, senior executives, branch managers, client relationship managers, credit officers and risk managers to raise general environmental, social and ethical awareness. In addition, our internal project finance practitioners were trained in the Equator Principles in a workshop conducted with International Finance Corporation (“IFC”) consultants. The Equator Principles are a voluntary set of guidelines developed by leading project finance banks, including ABN AMRO, for managing social and environmental issues related to the financing of development projects. The Equator Principles are based on the policies and guidelines of the World Bank and the IFC.

     ESRMU is based in Amsterdam, with a coordinating office in Singapore to cover the Asia Pacific region. At subsidiary level, there are teams in Banco ABN AMRO Real and LaSalle Bank and Standard Federal which carry out environmental screening.

Group Asset and Liability Management

     Group Asset and Liability Management (“GALM”), sits in Group Finance, a function of the Corporate Centre, and reports to the Chief Financial Officer. It protects the earnings and capital position of the bank from adverse interest rate and currency movements, as well as manages the bank’s liquidity within guidelines set by Group ALCO. The Group Asset and Liability Committee (“Group ALCO”), whose members are drawn from the Managing Board and from finance, treasury and risk management, has global responsibility across the SBUs. It also oversees local asset and liability management committees (“ALCOs”) in the bank’s three home markets. ALCOs exist in other countries, but their interest risk comes under the market risk framework monitored by GRM.

   Interest Rate Risk

     One of the core objectives of GALM is to manage the sensitivity of net interest revenue to changes in market interest rates. Group ALCO sets limits to ensure that the potential adverse impact on trading and non-trading earnings is well controlled. The management and monitoring of trading-related interest rate exposure is set out in “—Market Risk” above.

     Several measures are used to monitor and limit non-trading interest rate risk. Methods include scenario analysis, interest rate gap analysis and market value limits. In Europe, the United States and Brazil, model-based scenario analysis is used to monitor the interest rate risk positions denominated in EUR, USD and BRL. In other countries and currencies, interest rate risk positions in other currencies and other countries are managed by gap analysis and/or market value limits, as these positions are typically less complex.

     Net interest revenue is the outcome of interest received and interest paid. This involves large volumes of contracts and transactions, and numerous different products. Simulation models and estimation techniques are used to assess the sensitivity of the net interest income stream for movements in the shape and level of the yield curve. Assumptions about client behavior play an important role in these calculations. This is particularly relevant for loans such as mortgages where the client has the right, but not the obligation, to repay before the scheduled maturity.

     On the liability side, the re-pricing characteristics of savings and deposits are based on estimates since the rates are not coupled to a specified market rate. A statistical approach is used for forecasting and sensitivity analyses because it best suits these products. Although comparable with macro-economic forecasts in many ways, this approach is based on the information contained in individual client contracts.

     The sensitivity of net interest revenue to interest rate conditions is estimated, assuming an immediate and lasting shift of 100 basis points up and 50 basis points down in the term structure of interest rates. Our sensitivity analysis indicates that such an upward movement would lower net interest revenue by 4.0% in the first year after the rate jump and a downward shift would lower net interest revenue by 0.2%. This analysis is based on our positions as of December 31, 2003, and subject to certain simplifying assumptions which include no responsive action by management.

      Interest Rate Risk Associated with our Residential Mortgage Business in the United States

     ABN AMRO is among the top ten residential mortgage originators and the top ten residential mortgage service providers in the United States. We sell or securitize most of the mortgage loans we originate and retain a majority of the rights to service the residential mortgage loans we sell. The Bank recognizes a mortgage servicing right (“MSR”) upon sale of the loan. Mortgage servicing rights represent the right to a stream of cash flows and an obligation to perform specified residential mortgage servicing activities such as collecting principal, interest and escrow payments from borrowers; making tax and insurance payments on behalf of the borrowers; monitoring delinquencies and executing foreclosure proceedings; and accounting for and remitting principal and interest payments to the investors.

     Mortgage serving rights are carried at the lower of initial carrying value, adjusted for amortization, or fair value. The predominant economic factors impacting changes in the fair value of mortgage servicing rights are changes in interest rates which drive changes in prepayment speeds of the underlying mortgage loans. Mortgage interest rates increased in the last half of 2003, leading to a decline in mortgage loan prepayments and a lengthening of the weighted average life of the mortgage servicing rights. Accordingly, the value of mortgage servicing rights increased as the life of the expected cash flows increased. Mortgage servicing rights are periodically evaluated for both temporary and other-than-temporary impairment with adjustments made to a valuation provision if necessary.

     The residential mortgage banking industry in the United States is subject to complex risks. Although credit risk is minimal, the sensitivity of origination income and mortgage servicing rights to changes in interest rates may have a potentially significant impact on earnings. ABN AMRO employs various risk management strategies to manage both the risk to net income over time from all sources, as well as the risk to an immediate reduction in the fair value of its mortgage servicing rights. Both derivative instruments and, occasionally, mortgage-backed securities are utilized to maintain these risks within parameters established by Group ALCO. In 2003 and 2002, mortgage banking revenue benefited from successful hedging strategies, recognizing derivative gains which exceeded mortgage servicing right valuation provisions as hedge performance neutralized the impact of changes in interest rates on the fair value of mortgage servicing rights. To a far lesser extent, hedge performance also mitigated the effect of changes in interest rates on amortization of mortgage servicing rights.

     The process for the valuation of mortgage servicing rights is critical to the financial results of ABN AMRO and requires subjective and complex judgment by management as a result of the need to make estimates about the effect of matters that are inherently uncertain. Periodically management compares its judgments to observable market data through the sale of mortgage servicing rights to third parties and also obtains third party valuations of the asset. Further detail on mortgage servicing rights, including a sensitivity analysis of the effect changes in assumptions have on the estimated value of servicing rights, is included in Note 45 to our consolidated financial statements.

   Currency Risk

     Currency risk exposures arise from investments in the Bank’s overseas operations or through trading activities. A comprehensive risk management framework seeks to manage and limit the currency risk. Group ALCO is responsible for the co-ordination of currency risk policies.

     In trading portfolios, exposures to exchange rate movements is managed through market risk limits based on VaR. Any short or long positions are monitored to ensure compliance with the limits established by GRC. The management and monitoring of market risk, including currency risk, in our trading portfolios is set forth in “—Market Risk” above.

      Non-Trading Currency Risk

     Various hedge strategies are applied to net investments to protect against the adverse effects from foreign currency translation into the Euro, the reporting currency.

     Ratio hedge. The Bank’s BIS-ratios (i.e. Tier-1 and Tier-total capital as a portion of Risk Weighted Assets (RWA)) were protected against movements in the EUR/USD rate during 2003. Around year-end, we adapted our policy. The level of our BIS-ratios allowed us to protect the Euro value of our core capital. Since 2004, our core capital is partially protected against further weakening of the U.S. dollar. We will selectively put emphasis on the ratio hedge or the capital hedge depending on market developments. Because of our improved capital ratios and the structural weakness of the U.S. dollar, we have decided to end our full Tier 1 hedging strategy per 2004.

     Capital hedge. Investments in overseas operations other than USD are hedged selectively. Hedging is considered when the expected currency loss is larger than the interest differential between the two currencies (the interest rate differential represents the cost of the hedge). Gains and losses on these capital exposures are taken through equity, as is the cost of hedging.

     The position per December 31, 2003 implies that a hypothetical increase of 10% in the value of the Euro against all other currencies would have led to a EUR 390 million reduction in reserves, and vice versa.

     Profit hedge. Net profits are hedged on a selective basis to dampen the impact from currency movements on the profit and loss account (“P&L”). The criteria for deciding on profit hedging are similar to those for capital hedging. As of December 31, 2002, budgeted net USD profit for 2003 had been sold forward at a rate of USD 0.8994 per Euro. As at December 31, 2003, budgeted net USD profit for 2004 had been sold forward at a rate of USD 0.9563. The USD profit for 2005 has been approximately 60% sold forward at a rate of USD 1.1567 and approximately 40% has been hedged outside a band ranging from USD 0.96 to USD 1.13.

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

     We manage liquidity on a daily basis throughout the countries in which we operate. Each national market is unique in terms of the scope and depth of its financial markets, competitive environment, products and the customer profile. Local line management is therefore responsible for managing our local liquidity requirements under the supervision of Group ALCO.

     On a day-to-day basis, our liquidity management depends on, among other things, the good functioning of local and international financial markets. As this is not always the case, we have group-wide contingency funding plans. These plans are implemented if there is a dramatic change in our normal business activities or in the stability of the local or international financial markets. The Group Strategic Funding Committee has full authority to manage such a crisis. As part of this liquidity management contingency planning, we assess potential trends, demands, and commitments, events and uncertainties that could reasonably result in increases or decreases in our liquidity. More specifically, we consider the impact of these potential changes on sources of short-term funding and long-term liquidity planning.

     We have entered into committed credit facilities and therefore assess, as part of our liquidity management, the reasonable contingencies inherent in these types of transactions in terms of their effect on our normal sources of liquidity and finance.

     In 2003, we tested our liquidity contingency plans whereby a liquidity crisis was simulated. The bank involved the major funding centers and the lenders of last resort. This test showed that we can liquefy approximately 15% of our balance sheet on an overnight basis which we consider to be adequate. The test also allowed us to sharpen existing procedures.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not required because this document is filed as an annual report.

PART II

Item 13. DEFAULTS, DIVIDEND, ARREARAGES AND DELINQUENCIES

      Not applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable.

Item 15. CONTROLS AND PROCEDURES

     ABN AMRO, under the supervision and with the participation of our management, including the Chairman of the Managing Board and the Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2003. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives. Based on this evaluation, our Chairman of the Managing Board and Chief Financial Officer concluded that our disclosure controls and procedures are effective, at the reasonable assurance level, for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. There have been no changes in our internal controls over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonable likely to materially affect, our internal controls over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     The Supervisory Board has determined that Lord C.M. Sharman of Redlynch possesses the attributes necessary to qualify as an audit committee financial expert for the purposes of Section 407 of the Sarbanes-Oxley Act. The Supervisory Board also considers Mr. A.C. Martinez to be a financial expert for U.S. GAAP.

Item 16B. CODE OF ETHICS

     The standards of ethical conduct ABN AMRO expects from its employees are found within ABN AMRO’s Business Principles introduced by the Managing Board in 2001. We believe the Business Principles address the standards necessary to comprise a code of ethics for the purposes of section 406 of the Sarbanes-Oxley Act.

     The Business Principles are applicable to all our employees, including the Chairman of the Managing Board, the Chief Financial Officer and other senior financial officers. All officers and employees are accountable for adhering to the Business Principles. Suspected violations of the Business Principles may be reported in accordance with ABN AMRO’s employee whistle-blowing policy. Through the employee whistle-blowing policy employees are provided with clear and accessible channels for reporting suspected malpractice, including a direct channel to the Audit Committee.

     The Business Principles are accessible via ABN AMRO’s corporate website at www.abnamro.com (the information found at this website is not incorporated by reference into this document). A copy of our Business Principles is also available at request, free of charge, by writing or telephoning us at:

ABN AMRO Bank N.V.
ABN AMRO Investor Relations Department
Gustav Mahlerlaan 10
P.O. Box 283
1000 EA Amsterdam, The Netherlands
(31-20) 628 7835

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Following is a summary of the fees to our independent external auditors for the years ended December 31, 2003 and 2002:

	2003 Actual Fees	2002 Actual Fees

	(in EUR millions)
Audit fees	23.8	24.9
Audit-related fees	8.2	6.2
Tax fees	8.6	9.3
All other fees	3.8	4.2

Total fees	44.4	44.6

     Audit-related fees consist mainly of accounting consultations and audits in connection with acquisitions and disposals of businesses, reviews of internal controls and advice on accounting control policies and procedures, attest services not required by statute or regulation and consultations concerning financial accounting and reporting standards.

     Tax fees consist of tax compliance, tax advice and tax planning services and assistance and advice related to tax audits and appeals.

     Other fees are related to risk management and corporate finance advisory services, and other non proscribed services.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

      Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY ONE ISSUER AND AFFILIATED PURCHASERS

      Not required.

PART III

Item 17. FINANCIAL STATEMENTS

      Not applicable.

Item 18. FINANCIAL STATEMENTS

     See our consolidated financial statements and the notes thereto beginning on page F-1, which we incorporate herein by reference.

Item 19. EXHIBITS

      We have filed the following documents as exhibits to this report:

Exhibit Number	Description of Exhibit

1.1**	English translation of the Articles of Association of ABN AMRO Holding N.V.
1.2*	English translation of the Articles of Association of ABN AMRO Bank N.V.
1.3*	English translation of the Constitutional Documents of Stichting Administratiekantoor ABN AMRO
Holding
2.1*	Amended and Restated Deposit Agreement dated as of May 20, 1997 between ABN AMRO Holding
N.V. and Morgan Guarantee Trust Company of New York (succeeded through merger by JPMorgan
Chase Bank), as Depositary
2.2*	Form of American Depositary Receipt
2.3	Amended and Restated Trust Agreement of ABN AMRO Capital Funding Trust V, dated July 3, 2003, among the Regular Trustees named therein, The Bank of New York (Delaware), as Delaware trustee, BNY Midwest Trust Company, as property trustee, LaSalle Funding LLC, as sponsor, and ABN AMRO Holding N.V., as guarantor.
2.4***	Amended and Restated Trust Agreement of ABN AMRO Capital Funding Trust VI, dated September 30, 2003, among the Regular Trustees named therein, The Bank of New York (Delaware), as Delaware trustee, BNY Midwest Trust Company, as property trustee, LaSalle Funding LLC, as sponsor, and ABN AMRO Holding N.V., as guarantor.
2.5****	Amended and Restated Trust Agreement of ABN AMRO Capital Funding Trust VII, dated February 18, 2004, among the Regular Trustees named therein, The Bank of New York (Delaware), as Delaware trustee, BNY Midwest Trust Company, as property trustee, LaSalle Funding LLC, as sponsor, and ABN AMRO Holding N.V., as guarantor.
4.1*	Service Agreement and Compensatory Arrangements between Registrants and Members of the
Managing Board
7.1	Statement regarding computation of ratio of earnings to fixed charges
8.1*****	List of Subsidiaries
Certification by the Chairman of the Managing Board pursuant to Section 302 of the Sarbanes-Oxley
12.1	Act
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section
906 of the Sarbanes-Oxley Act
14.1	Consent of Ernst & Young Accountants, independent auditors

*	Previously filed as an exhibit to, or incorporated by reference as indicated in, our annual report on Form 20-F for the year ended December 31, 2002 filed on March 28, 2003.

**	Previously filed under cover of Form 6-K on August 18, 2003.

***	Previously filed under cover of Form 6-K on October 2, 2003.

****	Previously filed under cover of Form 6-K on February 19, 2004.

*****	Incorporated herein by reference to Note 47 to our consolidated financial statements included herein.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this report on its behalf.

ABN AMRO HOLDING N.V.
(Registrant)

Date:	March 31, 2004	By:	/s/ Rijkman Groenink

			Name:	Rijkman Groenink
			Title:	Chairman of the Managing Board

		By:	/s/ Tom de Swaan

			Name:	Tom de Swaan
			Title:	Chief Financial Officer

ABN AMRO HOLDING N.V.

REPORT OF INDEPENDENT AUDITORS

      To the Supervisory Board and the Managing Board of ABN AMRO Holding N.V.

     We have audited the accompanying consolidated balance sheets of ABN AMRO Holding N.V. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects the consolidated financial position of ABN AMRO Holding N.V. and subsidiaries at December 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the Netherlands.

     Accounting principles generally accepted in the Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholders’ equity as of December 31, 2002 and 2003, and the net profits for each of the three years in the period ended December 31, 2003 to the extent summarized in note 45 to the consolidated financial statements.

/s/ Ernst & Young Accountants

Ernst & Young Accountants

Amsterdam, The Netherlands
March 12, 2004

ABN AMRO HOLDING N.V.

FINANCIAL STATEMENTS 2003

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

   Changes in accounting policies

     With effect from January 1, 2003, in conformity with the modified Guidelines for Annual Reporting in the Netherlands, the amount of ordinary share dividend expected to be payable is no longer accounted for as an obligation but forms part of shareholders’ equity until the shareholders have approved the proposed profit appropriation. As at January 1, 2003, the effect of this change on shareholders’ equity was EUR 300 million.

     Also with effect from January 1, 2003, the definitions of extraordinary revenue and expenses have been revised. The narrower definition of extraordinary items means that items formerly presented as extraordinary result are now classified within ordinary operations. The income statement for 2002 is revised accordingly.

   Basis for inclusion of financial instruments

     A financial instrument is accounted for as an asset or liability from the time the respective contractual rights or obligations accrue to the company. Whenever this ceases to be the case, a financial instrument is no longer recognized in the balance sheet. If ABN AMRO has the right on the grounds of legal or contractual provisions and the intention to settle financial assets and liabilities net or simultaneously, they are netted-off in the balance sheet.

   Basis of consolidation

     The consolidated financial statements incorporate the assets, liabilities, revenues and expenses of ABN AMRO Holding N.V., its subsidiaries and other group companies that form an organizational and economic entity with it. A group company is an entity for which ABN AMRO has the power to govern its financial and operational policy and to obtain the majority of its benefits unless the investment is intended not to be permanent. Special purposes entities which meet these criteria, such as entities established to securitize assets bought from ABN AMRO, are treated as group company as well. Entities are consolidated from the date on which control is transferred to ABN AMRO and no longer consolidated from the date that control ceases. Minority interests in both equity and results of subsidiaries and other group companies are stated separately. Jointly controlled entities are proportionally consolidated based on ABN AMRO’s interest in such an entity.

   Goodwill

     Goodwill may arise on the acquisition of group companies, joint ventures and participating interests with significant influence. It represents the excess of the cost of an acquisition over the fair value of ABN AMRO ‘s share of the net assets acquired measured at the date of acquisition. Goodwill is not capitalized but is charged to shareholders’ equity according to one of the options, permitted under Dutch law.

   Currency translation

     Assets and liabilities denominated in foreign currencies and financial instruments hedging these assets and liabilities are translated into euros at the spot rates of exchange prevailing at balance sheet date. Translation

ABN AMRO HOLDING N.V.

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

Valuation and determination of results

   General

     Except where otherwise stated, assets and liabilities are recorded at cost, less any allowance deemed necessary. The effects of transactions and other events are recognized when they occur; revenues and expenses are recognized in the year to which they relate. Premiums and discounts are accounted for in prepayments and accrued income or accruals and deferred income respectively, and are attributed to the accounting periods throughout the remaining terms of the underlying items.

     Except for items forming part of the trading portfolio, interest-earning and interest-bearing securities on which a large part or all of the interest receivable or payable is settled on redemption are included at either purchase price or discounted value on issue plus accrued interest.

     If financial instruments are used to hedge risks associated with designated assets or liabilities, the valuation and determination of results on these instruments are effected in accordance with the policies applied to the hedged items. Transactions qualify as hedges if they are identified as such and there is a substantial correlation between the hedging results and the results of the positions being hedged. Gains or losses on the early termination of a hedge are recognized as assets or liabilities and amortized over the remaining terms of the hedged positions. Where financial instruments are used to hedge risks associated with designated assets or liabilities and the hedged assets or liabilities are sold or terminated, such financial instruments no longer qualify as hedges. Results on the settlement of the hedge are accounted for in the same period as gains or losses on the settlement of the hedged position. Accounting policies relating to other financial instruments are explained in the section on trading activities.

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

     Non-performing loans are doubtful loans that are placed on a non-accrual basis, which means that the contractual interest is no longer recognized in the income statement. Such unrecognized interest is then either (i) booked into a suspense account, or (ii) if for administrative reasons it cannot be booked as a specific unpaid interest claim, it is booked directly into the specific allowance for loan losses. (take from A.R.) As soon as the loan liquidation procedure is started, ABN AMRO ceases to accrue interest on the loan in question (‘non-accrual loans’). Depending on the chances of the principal being repaid, interest is recorded in the income statement only when

ABN AMRO HOLDING N.V.

actually received (“other non-performing loans”) or in accordance with the standard method of valuation (“accruing doubtful loans”). Doubtful loans are not written off until it is clear that repayment of principal can be ruled out.

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

Financial and other fixed assets

   Investments

     Interest-earning securities (other than securities on which a large part or all of the interest is settled on redemption) held in the investment portfolios are stated at redemption value. Shares held in these portfolios are included at market value, with changes in value, net of tax, reflected in shareholders’ equity. If the revaluation reserve formed in this manner on a portfolio basis is insufficient to absorb diminutions in value, they will be charged to the income statement in value adjustments to financial fixed assets. Results on sales are credited to the income statement in the year the investments are sold. Net capital gains on interest-bearing securities realized prior to redemption date in connection with replacement operations are recognized as interest over the remaining average portfolio duration. Investments which are held under insurance contracts for the account and risk of policyholders are carried at market value; changes in the value of these investments are accounted for as other revenue (profits or losses of insurance companies).

   Shares as part of venture capital activities

     Equity investments, i.e. shares acquired as part of venture capital activities, are stated at purchase price or sustained lower market value. Changes in value are reflected in the income statement.

   Participating interests

     Participating interests in which ABN AMRO or one of its subsidiaries has a significant influence on commercial and financial policy are stated at net asset value determined in conformity with the policies applied in these financial statements. Significant influence is assumed when ABN AMRO is represented on the board of directors or an equivalent governing body of the investee even when ABN AMRO holds less than 20% of the voting power of the investee. In accordance with these policies, movements in net asset value are recorded in shareholders’ equity, such as revaluations and goodwill, or in the income statement. Tax payable on distributions is taken into account at the moment of the decision to make a distribution.

     Other participating interests, consisting principally of equity investments in companies in related lines of business, are shown either at market value at balance sheet date (listed participating interest) or at estimated realizable value (unlisted participating interest). Movements in the value of participating interests on which the bank does not exercise an influence are recorded, net of tax, in shareholders’ equity. If the revaluation reserve formed in this manner for each participating interest is insufficient to absorb diminutions in value, such diminutions will be charged to the income statement in value adjustments to financial fixed assets.

   Property and equipment

     Premises used in operations, including land, are stated at current value based on replacement cost. These current values are estimated on a rolling basis by external appraisers, whereby each year at least 10% of the bank’s buildings is appraised. The value of larger fittings is estimated once every five years. Buildings and fixtures and fittings are fully depreciated by the straight-line, method over their estimated useful life with a maximum of 50

ABN AMRO HOLDING N.V.

years. Movements in value, net of tax, are credited or charged to shareholders’ equity on a long-term basis. Capital expenditures on rented premises are capitalized and also depreciated on a straight-line basis, taking into account the term of the lease.

     Building sites, commercial property projects and residential property under construction are stated at cost incurred, including interest and net of provisions as required. However, on large-scale, long term development projects on which the result can be reliably measured the result is recognized in accordance with the percentage-of- completion method.

     Unsold property, held for sale is stated at the lower of cost, including interest during the construction phase and the estimated proceeds from sale.

     Investment property is stated at fair value whereby all changes in the fair value are taken into the income statement.

     Equipment, computer installations, software bought from third parties and the costs of internally developed software which relates to the development stage are stated at cost less straight-line depreciation over the estimated useful life, namely:

  Equipment 5 to 12 years;

  Computers installations 2 to 5 years;

  Software 3 years.

   Mortgage servicing rights

     Mortgage servicing rights are capitalized at the lower of initial carrying value, adjusted for amortization or fair value. The amortization is in proportion to, and over the period of, net estimated servicing income.

     The carrying value includes deferred gains and losses on early terminated derivative hedges. The fair value of servicing rights is determined by estimating the present value of future net cash flows, taking into consideration prepayments speeds, discount rates, servicing costs and other economic factors. The fair value of hedges is included in evaluating possible impairment. Mortgage servicing rights are classified as other assets.

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

     To determine the pension costs, the expected return on the plan assets is included in the calculation. Differences between the expected and actual return on the plan assets, as well as actuarial changes, are only recorded in the income statement if the total of these accumulated differences and changes exceeds a bandwidth of 10% of the largest of obligations under the plan or the fair value of the related plan assets. The part that exceeds the bandwidth is taken to the income statement over the members’ remaining years of service. Additions in defined benefit obligations resulting from revised plans regarding prior service periods (past service cost) are also not recognized immediately in the period these benefits are vested but taken to the income statement over the members’ remaining years of service. Any differences thus calculated between the pension costs and the contributions payable are

ABN AMRO HOLDING N.V.

accounted for as provision or prepayments. If the accumulated benefit obligation (the defined benefit obligation without considering future salary increases) exceeds the fair value of the plan assets of the pension fund, an additional liability (provision for pension obligations) may be required. This will be the case if this excess is greater than the provision for pension obligations already accounted for, taking into account the method described above.

     If an additional provision for pension obligations is recognized, an equal amount, but not an amount which exceeds the amount of unrecognized prior service cost, is recognized as an intangible asset. Any amount not recognized as an intangible asset will be charged to shareholders’ equity. Obligations relating to the early retirement of employees are treated in this context as pension obligations.

     In the case of defined contribution plans, contributions owing are charged directly to the income statement in the year to which they relate.

     Provisions for other post-retirement benefits, chiefly consisting of contributions to health insurance, and for payments to non-active employees are also computed on the basis of actuarial assumptions.

     Insurance fund liabilities relate chiefly to provisions for life insurance. These are determined using actuarial methods and on the basis of the same principles as those used to calculate the premium. These provisions are periodically tested against changes in mortality statistics, interest rates and costs, and increased whenever deemed inadequate. Provisions for insurance fund liabilities are evaluated continuously throughout the year and reported monthly for consolidation.

     Technical provisions for plan assets exposure borne by policyholders are determined using the same principles as are applied for the valuation of the underlying plan assets.

Except for deferred tax liabilities, other provisions for commitments and risks are included at face value.

   Taxes

     In determining the effective tax rate, all timing differences between pretax profit determined on the basis of ABN AMRO accounting policies and the taxable amount in accordance with tax legislation, are taken into account. Deferred tax assets and liabilities are discounted to their present value on the basis of the net interest. Deferred tax assets are accounted for only if there is sufficient assurance about their collectibility. The addition to or withdrawal from the fund for general banking risks is taken into account when determining the effective tax rate. Taxes related to movements in the value of assets and liabilities which are directly debited or credited to shareholders’ equity are directly booked to shareholders’ equity as well.

ABN AMRO HOLDING N.V.

Consolidated balance sheet at December 31, 2003 and 2002
(in millions of euros)

	2003	2002

Assets
Cash 1	12,734	9,455
Short-dated government paper 2,5	9,240	3,901
Banks 3	58,800	41,924
Loans to public sector	5,489	7,365
Loans to private sector	234,776	247,229
Professional securities transactions	56,578	56,309

Loans 4	296,843	310,903
Interest-earning securities 5	132,041	141,494
Shares 5	16,245	15,736
Participating interests 6	2,629	2,166
Property and equipment 7	7,204	6,982
Other assets 8	16,548	15,148
Prepayments and accrued income 9	8,153	8,309

	560,437	556,018

Liabilities
Banks 10	110,887	95,884
Savings accounts	73,238	74,249
Deposits and other client accounts	168,111	165,034
Professional securities transactions	48,517	50,178

Total client accounts 11	289,866	289,461
Debt securities 12	71,688	71,209
Other liabilities 8	33,207	45,682
Accruals and deferred income 9	11,840	10,120
Provisions 13	11,146	13,238

	528,634	525,594
Fund for general banking risks 14	1,143	1,255
Subordinated debt 15	13,900	14,278
Shareholders’ equity 16	13,047	11,081
Minority interests 17	3,713	3,810

Group equity	16,760	14,891
Group capital	31,803	30,424

	560,437	556,018

Contingent liabilities 23	42,838	44,176
Committed facilities	119,675	136,122

Numbers stated against items refer to the notes.

ABN AMRO HOLDING N.V.

Consolidated income statement for 2003, 2002 and 2001
(in millions of euros)

	2003	2002	2001

Revenue
Interest revenue	23,529	27,370	35,013
Interest expense	13,806	17,525	24,923

Net interest revenue 26	9,723	9,845	10,090
Revenue from securities and participating interests 27	269	369	455
Commission revenue	5,160	5,421	5,793
Commission expense	696	782	579

Net commissions 28	4,464	4,639	5,214
Results from financial transactions 29	1,993	1,477	1,552
Other revenue 30	2,344	1,950	1,523

Total non-interest revenue	9,070	8,435	8,744

Total revenue	18,793	18,280	18,834
Expenses
Staff costs 31	7,080	7,407	7,653
Other administrative expenses 32	4,575	4,647	5,161

Administrative expenses	11,655	12,054	12,814
Depreciation 33	930	1,094	957

Operating expenses	12,585	13,148	13,771
Provision for loan losses 34	1,274	1,695	1,426
Value adjustments to financial fixed assets 36	16	49	24

Total expenses	13,875	14,892	15,221
Operating profit before taxes	4,918	3,388	3,613
Taxes 37	1,503	973	998

Operating profit after taxes	3,415	2,415	2,615
Extraordinary revenue 38	—	—	962
Extraordinary expenses 38	—	—	147
Taxes on extraordinary result	—	—	(52)

Extraordinary result after taxes	—	—	867

Group profit after taxes	3,415	2,415	3,482
Minority interests 39	254	208	252

Net profit	3,161	2,207	3,230

Earnings per ordinary share 40	1.94	1.39	2.10
Fully diluted earnings per ordinary share 40	1.93	1.38	2.09
Dividend per ordinary share	0.95	0.90	0.90

Numbers stated against items refer to the notes.

ABN AMRO HOLDING N.V.

Consolidated cash flow statement for 2003, 2002 and 2001
(in millions of euros)

	2003	2002	2001

Group profit	3,415	2,415	3,482
Depreciation	930	1,006	957
Provision for loan losses	1,274	1,695	1,426
Movement in provisions	287	(723)	(580)
Movement in interest receivable	(1,236)	2,277	383
Movement in interest payable	2,092	(1,387)	(1,660)
Movement in current tax	226	331	595
Other accruals and deferrals	908	91	811
Government paper and securities, trading	(6,546)	(2,311)	(835)
Other securities	(1,500)	3,865	4,975
Banks, other than demand deposits	839	1,238	(4,351)
Loans	(4,638)	1,888	1,135
Professional securities transactions (included in loans)	(4,158)	5,890	(9,241)
Total client accounts	14,741	(3,451)	8,292
Professional securities transactions (included in total client accounts)	6,661	4,658	8,971
Debt securities, excluding debentures and notes	(4,616)	1,324	2,962
Other assets and liabilities	(10,673)	(14)	(1,597)

Net cash flow from operations / banking activities	(1,994)	18,792	15,725
Purchase of securities for investment portfolios	(151,771)	(144,584)	(99,189)
Sale and redemption of securities from investment portfolios	148,015	122,697	77,199

Net outflow	(3,756)	(21,887)	(21,990)
Investments in participating interests	(1,010)	(479)	(4,977)
Sale of investments in participating interests	364	280	1,752

Net outflow	(646)	(199)	(3,225)
Capital expenditure on property and equipment	(1,563)	(1,292)	(1,611)
Sale of property and equipment	491	497	414

Net outflow	(1,072)	(795)	(1,197)

Net cash flow from investment activities	(5,474)	(22,881)	(26,412)

Increase in group equity	1,281	106	(126)
Repayment of preference shares	(1,258)	0	(415)
Issue of subordinated debt	1,025	114	4,048
Repayment of subordinated debt	(164)	(964)	(1,615)
Issue of debentures and notes	19,426	8,815	11,865
Repayment of debentures and notes	(10,236)	(7,349)	(4,003)
Cash dividends paid	(915)	(999)	(1,108)

Net cash flow from financing activities	9,159	(277)	8,646

Cash flow	1,691	(4,366)	(2,041)

For details refer to note 43.

ABN AMRO HOLDING N.V.

Changes in shareholders’ equity in 2003, 2002 and 2001
(in millions of euros)

	2003	2002	2001

Ordinary shares
Opening balance	890	862	851
Exercised options and warrants	—	2	—
Conversion of convertible preference shares	1	1	—
Stock dividends	28	25	22
Redenomination	—	—	(11)

Closing balance	919	890	862
(Formerly convertible) Preference shares
Opening balance	814	815	825
Conversion	(1)	(1)	—
Dematerialization	—	—	(10)

Closing balance	813	814	815
Share premium account
Opening balance	2,543	2,504	2,518
Exercised options and conversion	1	63	8
Conversion of convertible preference shares	1	1	—
Release from general reserve due to staff options	32	—	—
Stock dividends	(28)	(25)	(22)

Closing balance	2,549	2,543	2,504
General reserve and reserves prescribed by law
Opening balance	8,933	8,161	8,751
Net profit, available to holders of ordinary shares	3,116	2,161	3,184
Cash dividends paid	(655)	(599)	(606)
Goodwill and dilution of minority participating interest	(425)	(201)	(3,186)
Impact change in accounting policy pension costs	—	(430)	—
Addition to share premium account due to staff options	(32)	—	—
Addition to / release from provision pension obligations	14	(374)	—
Realized revaluations from revaluation reserve	—	186	—
Other	215	29	18

Closing balance	11,166	8,933	8,161
Revaluation reserves
Opening balance	124	355	300
Realized revaluations to general reserve	—	(186)	—
Revaluations	159	(45)	55

Closing balance	283	124	355
Exchange differences reserve
Opening balance	(2,098)	(476)	(326)
Currency translation differences	(466)	(1,622)	(150)

Closing balance	(2,564)	(2,098)	(476)
Treasury stock
Opening balance	(125)	(123)	(21)
Increase (decrease)	6	(2)	(102)

Closing balance	(119)	(125)	(123)

Total shareholders’ equity	13,047	11,081	12,098

ABN AMRO HOLDING N.V.

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

3 Banks (assets)

     This item includes receivables, including professional securities transactions, from credit institutions, central banks and multilateral development banks not already recognized in cash. Securitized receivables are included in interest-earning securities or shares.

      The following table is a breakdown of Banks (assets):

Banks (assets)	As at December 31,

	2003	2002	2001

Professional securities transactions	40,922	27,644	28,913
Demand deposits	4,299	4,692	7,232
Time deposits	9,831	7,135	10,248
Loans to banks	3,748	2,453	3,226

Total Banks (assets)	58,800	41,924	49,619

     Professional securities transactions relate to reverse repurchase agreements and buy and sell back transactions, where amounts are paid to banks for the temporary purchase of securities. Time deposits (placed) and demand accounts are traditional inter bank assets. Loans to banks are generally not callable.

4 Loans and credit risk

     This item includes amounts receivable in connection with loans, including professional securities transactions, insofar as these are not recognized in the banks item. Securitized receivables are included in interest-earning securities or shares.

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

Sector analysis of loans	2003	2002

Public sector	5,494	7,371
Commercial	130,983	142,296
Retail	107,706	108,965
Professional securities transactions	56,578	56,309
Allowances for loan losses and sovereign risks	(3,918)	(4,038)

Loans	296,843	310,903

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

   Collateral for private sector loans

     Collateral is frequently demanded in connection with lending operations. The following tables analyze private sector loans by type of collateral. Unsecured loans also include loans for which the bank has the right to require collateral.

Private sector loans by type of collateral	2003	2002

Commercial
Public authority guarantees	11,382	10,313
Mortgages	28,074	20,859
Securities	1,006	1,764
Bank guarantees	3,113	2,896
Other types of collateral and unsecured	87,408	106,464

Total commercial loans	130,983	142,296

Retail
Public authority guarantees	50	472
Mortgages	80,794	85,455
Other types of collateral and unsecured	26,862	23,038

Total retail loans	107,706	108,965

Commercial loans by industry	2003	2002

Agriculture, mining and energy	11,202	13,877
Manufacturing	27,980	31,132
Construction and real estate	19,025	20,477
Wholesale and retail trade	18,329	19,280
Transportation and communications	12,966	14,375
Financial services	21,188	20,198
Business services	10,565	11,881
Education, health care and other services	9,728	11,076

Total commercial loans	130,983	142,296

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

Loans by region	2003	2002

Netherlands
Public sector	1,128	2,262
Commercial	52,990	54,319
Retail	84,382	80,664
Professional securities transactions	1,268	762

Total Netherlands	139,768	138,007
North America
Public sector	898	1,129
Commercial	38,185	47,471
Retail	14,668	20,855
Professional securities transactions	38,372	41,709

Total North America	92,123	111,164
Rest of the world
Public sector	3,468	3,980
Commercial	39,808	40,506
Retail	8,656	7,446
Professional securities transactions	16,938	13,838

Total Rest of the world	68,870	65,770

Total	300,761	314,941

Movements in allowances for loan losses	2003	2002	2001

Opening balance	4,129	4,500	4,195
Currency translation differences and other movements	(331)	(590)	(227)
Write-offs	(1,343)	(1,711)	(1,158)
Recoveries	246	142	193

	2,701	2,341	3,003
Unrecognized interest	71	107	155
New and increased specific provisions	1,856	2,447	2,245
Releases of specific provisions	(370)	(624)	(710)
Recoveries	(246)	(142)	(193)

Net increase	1,240	1,681	1,342

Closing balance	4,012	4,129	4,500

Allowances for loan losses and sovereign risk	2003	2002	2001

Allowances for loans losses	4,012	4,129	4,500
Allowances for sovereign risk	215	181	345

Total	4,227	4,310	4,845

Allowances can be analyzed by balance sheet item as follows:
Loans	3,918	4,038	4,469
Banks	8	8	3
Interest-earning securities	243	217	336
Other	58	47	37

Total	4,227	4,310	4,845

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

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

Analysis of sovereign risk exposure and allowances at December 31, 2003	Exposure	Risk allowances

Latin America and the Caribbean	305	186
Other countries	33	29

Total	338	215

Movements in sovereign risk allowances	2003	2002	2001

Opening balance	181	345	272
Currency translation differences	(7)	(42)	12
Provision for loan losses	34	14	84
Other movements	7	(136)	(23)

Closing balance	215	181	345

     Allowances for sovereign risks are charged to loans and interest-bearing securities.

   Leasing

     Loans include lease agreements in which ABN AMRO is the lessor.

     Future minimum finance lease installments and their present values are scheduled to mature as follows:

	Lease installments due	Present value

Within one year	766	761
After one year and within five years	1,828	1,735
After five years	930	826

Total	3,524	3,322

Total of unearned financing income	357
Residual value (not guaranteed) in favor of lessor	500

     Operationally leased assets (vehicles) can be analyzed as follows:

Minimum lease payments

Within one year	2,798
After one year and within five years	6,126
After five years	138

Total	9,062

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

   Other

     The item loans includes subordinated debt amounting to EUR 35 million (2002: EUR 5 million), as well as loans securitized by the bank amounting to EUR 10.5 billion (2002: EUR 9.9 billion) in consideration of which debt paper issued is included in the balance sheet.

5 Securities

     The balance sheet items short-dated government paper, interest-earning securities and shares include the investment portfolios, the trading portfolios, securitized receivables such as treasury paper and commercial paper, and equity participations.

     Interest-earning securities forming part of an investment portfolio, which principally consist of central government bonds, serve as a liquidity buffer among others. The bank attempts to maximize the return on these instruments through a policy of active management. Equity investments held on a long-term basis are also included in the investment portfolios.

     These balance sheet items can be analyzed as follows:

Securities	2003	2002

Investment portfolios	95,446	100,823
Trading portfolios	51,180	48,965
Short-dated government paper	790	1,191
Other bank paper	3,501	3,269
Other securities	4,040	3,998
Other shares	938	1,190
Equity participations	1,631	1,695

Total securities	157,526	161,131

of which:

Securities	Listed		Unlisted

	2003	2002	2003	2002

Public authority paper	71,014	69,022	14,743	17,148
Other interest-earning securities	23,086	26,286	32,438	32,939
Shares	13,983	11,376	2,262	4,360

Total securities	108,083	106,684	49,443	54,447

     Listed securities include all securities which are traded on any stock exchange. Third parties hold legal title to part of the securities included in the portfolios. This is related to securities sold with repurchase commitments EUR 17,080 million (2002: EUR 27,310 million) and securities lending transactions EUR 3,004 million (2002: EUR 5,222 million). In addition, ABN AMRO borrowed securities totaling EUR 10,536 million (2002: EUR 17,567 million). These securities are not recognized in the balance sheet. The item interest-earning securities includes securities of a subordinated nature totaling EUR 93 million (2002: EUR 144 million) and non-subordinated interest-earning securities issued by group companies totaling EUR 197 million (2002: EUR 726 million).

     As part of its securities brokerage activities, the bank also trades in ABN AMRO shares. In addition, shares were repurchased on the stock exchange in connection with staff options granted, Performance Share Plan and to cover positions with clients. At balance sheet date, the treasury stock position of group companies included 5.3 million ABN AMRO Holding N.V. ordinary shares. The corresponding amount of EUR 119 million has been deducted from reserves.

      An amount of EUR 44,862 million is scheduled for redemption in 2004.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

   Investment portfolios

     The following analysis shows the book value and the fair value of ABN AMRO’s investment portfolios. Fair value is based on quoted prices for traded securities and estimated market value for non-traded securities.

Investment portfolios	2003			2002

	Book value	Premiums or discounts	Fair value	Book value	Premiums or discounts	Fair value

Dutch government	4,749	77	4,895	5,342	126	5,816
US Treasury and US government
agencies	9,859	51	10,074	12,131	173	12,793
Other OECD governments	38,121	822	39,802	37,183	482	38,703
Mortgage-backed securities	21,707	348	22,276	23,774	259	24,645
Other interest-earning securities	15,998	24	16,424	16,175	145	16,452

Total interest-earning securities and
short-dated government paper	90,434	1,322	93,471	94,605	1,185	98,409
Shares	5,012		5,012	6,218		6,218

Total investment portfolios	95,446		98,483	100,823		104,627

     The following table analyzes interest earning investment securities by maturity and weighted average yield at December 31, 2003. Yields on tax exempt obligations have not been computed on a tax equivalent basis.

Interest-earning investment securities	Within 1 Year		After 1 Year and Within 5 Years		After 5 Years and Within 10 Years		After 10 Years

	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

Dutch government	341	6.74	1,731	3.99	2,698	6.08	56	7.04
U.S. Treasury and U.S.
government agencies	913	2.35	3,142	4.96	1,944	5.09	3,911	5.98
Other OECD governments	3,396	3.31	17,054	4.27	16,868	4.04	1,625	5.91
Mortgage-backed securities [1]	89	4.49	391	5.37	2,632	3.57	18,943	5.74
Other securities	2,830	6.35	6,636	5.82	3,920	4.72	2,636	6.15

Total amortized cost	7,569	4.56	28,954	4.70	28,062	4.36	27,171	5.83

Total market value	7,498		29,501		28,791		27,681

(1) Maturity dates have been estimated based on historical experience.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

     The book value of the investment portfolios developed during 2003 as follows:

Investment portfolios	Interest- Earning	Shares

Opening balance of investment portfolio	92,995	753
Movements:
Purchases	150,500	1,271
Sales	(121,092)	(1,090)
Redemptions	(25,833)	—
Acquisitions / dispositions	444	0
Revaluations	0	(10)
Currency translation differences	(6,439)	(6)
Other	(369)	337

Closing balance of investment portfolio	90,206	1,255
Closing balance of policyholder accounts	228	3,757

Total investment portfolios	90,434	5,012

Revaluations included in closing balance	—	3
Diminutions in value included in closing balance	—	82

     Premiums and discounts on the investment portfolios are amortized. The purchase price of the investment portfolios, including unamortized amounts from replacement transactions, was EUR 280 million below the redemption value.

   Trading portfolios

     The following table analyses the composition of the trading portfolios.

Trading portfolios	2003	2002

Dutch government	2,219	955
US Treasury and US government agencies	8,212	12,104
Other OECD governments	19,242	16,199
Other interest-earning securities	12,843	13,074

Total interest-earning securities	42,516	42,332
Shares	8,664	6,633

Total trading portfolios	51,180	48,965

   Other securities

     The following table analyses the book value and fair value of other securities.

Other securities	2003		2002

	Book value	Fair value	Book value	Fair value

Short-dated government paper	790	788	1,191	1,176
Other bank paper	3,501	3,501	3,269	3,269
Other securities	4,040	4,075	3,998	3,856

Total interest-earning securities	8,331	8,364	8,458	8,301
Shares and equity participations	2,569	2,455	2,885	2,821

Total other securities	10,900	10,819	11,343	11,122

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

6 Participating interests

     This item includes equity participations held on a long-term basis for the purpose of business operations.

Participating interests	2003	2002

Credit institutions	1,661	1,034
Other participating interests	968	1,132

Total participating interests	2,629	2,166

Developments in participating interests	2003	2002

Opening balance	2,166	2,420

Movements:
Purchases / increases	887	196
Sales / reductions	(127)	(176)
Revaluations	83	0
Share in results of significant participations interest	12	78
Dividends received from significant participations interest	(7)	(21)
Currency translation differences	(184)	(178)
Other	(201)	(153)

Closing balance	2,629	2,166

Revaluations included in closing balance	84	1

     Participating interests with official stock exchange listings represented a book value of EUR 1,225 million (2002: EUR 674 million).

7 Property and equipment

Property and equipment	2003	2002

Property used in operations	3,167	3,028
Other property	2,455	2,300
Equipment	1,582	1,654

Total property and equipment	7,204	6,982

     At December 31, 2003 EUR 385 million (2002: 363 EUR million) of internally generated software was capitalized under equipment.

		Property

Developments in property and equipment	Total	Used in operations	Other	Equipment

Opening balance	6,982	3,028	2,300	1,654

Movements:
Purchases	1,563	518	436	609
Sales	(491)	(81)	(401)	(9)
Revaluations	6	6	0	0
Depreciation	(930)	(184)	(3)	(743)
Acquisitions / dispositions	120	73	10	37
Currency translation differences	(240)	(122)	(47)	(71)
Other 1	194	(71)	160	105

	222	139	155	(72)

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

		Property

Developments in property and equipment	Total	Used in operations	Other	Equipment

Accumulated amounts:
Replacement cost	11,754	4,746	2,466	4,542
Depreciation	(4,550)	(1,579)	(11)	(2,960)

Closing balance	7,204	3,167	2,455	1,582

Revaluations included in closing balance	153	153	—	—

(1) Other of Other property comprises the net increase from property development activities.

     Legal title to property and equipment totaling EUR 27 million (2002: EUR 53 million) is held by third parties.

      Payables with respect to finance lease agreements are EUR 22 million, of which computers EUR 20 million and equipment EUR 2 million.

8 Other assets and other liabilities

     These items include those amounts which are not of an accrued or deferred nature or which cannot be classified with any other balance sheet item. This concerns, for example, current tax assets EUR 267 million (2002: EUR 408 million) and current tax liabilities EUR 992 million (2002: EUR 1,447 million), deferred tax assets EUR 1,201 million (2002: EUR 1,523 million), an intangible asset on account of unrecognized prior-service pension costs EUR 368 million (2002: EUR 432 million), options, servicing rights, precious metals and other goods, balances of payment transactions still to be settled, short securities positions and market value of interest rate and currency contracts as part of trading activities. Options on behalf of customers are also included EUR 267 million (2002: EUR 295 million).

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

Banks (liabilities)	2003	2002

Professional securities transactions	33,672	23,152
Demand deposits	13,954	18,881
Time deposits	52,015	33,525
Loans from banks	11,246	20,326

Total banks (liabilities)	110,887	95,884

11 Total client accounts

     This item includes total client balances held in current accounts, savings accounts and deposits, as well as debts on account of professional securities transactions and non-subordinated private loans.

Total client accounts	2003	2002

Savings accounts	73,238	74,249
Corporate deposits	81,636	75,833
Professional securities transactions	48,517	50,178
Other client accounts	86,475	89,201

Total client accounts	289,866	289,461

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

12 Debt securities

     This item includes non-subordinated debt and other negotiable interest-bearing debt securities.

Debt securities	2003	2002

Debentures and notes	50,997	40,678
Cash notes, savings certificates and bank certificates	4,590	6,579
Certificates of deposit and commercial paper	16,101	23,952

Total debt securities	71,688	71,209

     The debentures are issued principally in the Dutch capital market and the Euromarket and are denominated mostly in euros and US dollars. The commercial paper program is conducted mainly in the United States and is denominated in US dollars. The other debt securities are instruments used in markets in which ABN AMRO is active and are usually denominated in local currencies.

     At December 31, 2003, debt securities denominated in euros amounted to EUR 37,037 million and those denominated in US dollars to EUR 24,184 million.

     At December 31, 2003 the debentures and notes, originally issued in the Dutch capital market, included EUR 12,175 million of variable rate obligations. In addition, EUR 9,208 million of the debentures and notes had been converted into variable rate obligations through the use of asset-liability management derivative contracts. The average interest rate on the debentures and notes, adjusted to reflect the effect of asset-liability management derivative contracts at year-end 2003, was 3.31%.

Maturity analysis of debt securities	2003	2002

Within one year	31,927	33,489
After one and within two years	9,000	7,507
After two and within three years	4,014	2,132
After three and within four years	4,224	5,255
After four and within five years	2,782	4,963
After five years	19,741	17,863

Total debt securities	71,688	71,209

13. Provisions

Provisions	2003	2002

Provision for deferred tax liabilities (see note 37)	1,061	714
Provision for pension obligations (including early retirement)	706	880
Provision for contributions to health insurance after retirement	329	309
Other staff provisions	357	413
Insurance fund liabilities	7,845	10,015
Restructuring charge	181	290
Other provisions	667	617

Total provisions	11,146	13,238

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

      Provisions are generally long-term in nature.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

Developments in provisions	Other staff provisions	Restructuring	Other provisions

Opening balance	413	290	617

Movements:
Acquisitions / dispositions	9	—	86
Additions from income statement	285	100	108
Expenses charged to provisions	(335)	(206)	(149)
Currency translation differences	(12)	(3)	—
Others	(3)	—	5

Closing balance	357	181	667

     The following tables summarize the change in benefit obligations and plan assets of the main pension plans and other employee benefit plans based on FAS 87 and FAS 106 as well as the funded status of the plans.

Developments in benefit obligations	Pension	Health insurance contribution

Opening balance	8,841	536

Movements in projected benefit obligations:
Service cost	280	20
Interest cost	489	33
Employee contributions / refunds	10	0
Actuarial (gain) / loss	128	(13)
Benefits paid	(296)	(20)
Acquisitions / dispositions	105	22
Settlement / curtailment	(52)	0
Currency translation differences	(180)	(17)
Others	(18)	0

Closing balance	9,307	561

Developments in plan assets	Pension	Health insurance contribution

Opening balance	6,776	25

Movements in plan assets:
Actual return on plan assets	789	4
Employee contributions / refunds	12	0
Employer’s contribution	833	9
Benefits paid	(296)	(2)
Settlement / curtailment	(30)	—
Acquisitions / dispositions	63	17
Currency translation differences	(173)	(9)
Others	14	—

Closing balance (fair value)	7,988	44

Funded status	Pension	Health insurance contribution

Funded status / (deficits)	(1,319)	(517)
Unrecognized net actuarial (gain) / loss	1,405	138
Unrecognized prior-service cost	386	20
Unrecognized transition obligation	(1)	30

Prepaid / (accrued)benefit cost	471	(329)

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

      The weighted averages of the main actuarial assumptions used to determine the value of the provisions for pension obligations and contributions to health insurance as at December 31, were as follows:

	2003	2002

Pensions:
Discount rate	5.5%	5.4%
Expected increment in salaries	2.6%	2.8%
Expected return on investments	7.2%	7.3%

Health insurance:
Discount rate	6.0%	5.4%
Average rise in the costs of health care	6.2%	5.5%

     The expected return on investments regarding pension obligations is weighted on the basis of the fair value of these investments. All other assumptions are weighted on the basis of the defined benefit plan obligations.

      For the pension plans in the Netherlands the target and actual allocation of the plan assets were as follows:

Plan assets ABN AMRO Pension Fund	Target allocation	2003	2002

Plan asset category
Equity securities	40%-50%	50%	40%
Debt securities	50%-60%	50%	60%

Total		100%	100%

      The contribution expected to be paid to the ABN AMRO Pension Fund in 2004 amounts to EUR 464 million.

     Unrecognized service cost refers to the additional pension obligations resulting from the lowering of the retirement age to 62 years for the employees in the Netherlands with effect from January 1, 2000, and will be amortized over the average remaining years of service of the employees.

     For the pension plans in the Netherlands, United Kingdom and Germany, accumulated pension obligations (excluding future salary increases) exceeded the value of pension plan assets by EUR 651 million as at December 31, 2003. Taking into account a receivable from the Pension Fund, an additional obligation of EUR 901 million has been provided for, of which EUR 533 million (net EUR 353 million) has been charged to shareholders’ equity and EUR 368 million is recognized as an intangible asset under Other assets.

     Assumptions relating to movements in health care significantly affect the amounts disclosed for contributions to post-retirement health care. An increase of 1% in the assumed movement in the costs of health care would result in the accumulated obligation for other post-retirement benefits increasing by approximately EUR 109 million as at December 31, 2003, and the net period costs of other post-retirement benefits for 2003 going up by EUR 12 million. Conversely, a decrease of 1% in the assumed movement of the costs of health care would result in the two latter amounts declining by approximately EUR 87 million and EUR 9 million, respectively.

14 Fund for general banking risks

     The fund for general banking risks covers general risks associated with lending. The fund is net of tax and forms part of tier 1 capital; it is maintained partly in currencies other than the euro.

Fund for general banking risks	2003	2002

Opening balance	1,255	1,381

Movements:
Currency translation differences	(112)	(126)

Closing balance	1,143	1,255

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

15 Subordinated debt

     This item includes subordinated debentures and loans which, according to the standards applied by the Dutch central bank, qualify for the consolidated capital adequacy ratio. It comprises debt, subordinated to all other current and future liabilities of ABN AMRO Bank N.V, amounting to EUR 8,840 million (2002: EUR 8,398 million), as well as subordinated borrowings of its consolidated participating interests EUR 5,060 million (2002: EUR 5,880 million). In general, early repayment, in whole or in part, is not permitted. The average interest rate on subordinated debt was 6.2%.

Subordinated debt – Maturity analysis	2003	2002

Within one year	442	150
After one and within two years	1,118	467
After two and within three years	1,136	1,292
After three and within four years	1,380	1,273
After four and within five years	695	1,499
After five years	9,129	9,597
of which
Preference shares qualifying as tier 1 capital	1,680	2,018
Other perpetual	2,136	2,136

Total subordinated debt	13,900	14,278

     Subordinated debt as at December 31, 2003 was denominated in euros to an amount of EUR 7,731 million and in US dollars to an amount of EUR 6,014 million, and included EUR 3,163 million of variable rate obligations.

16 Shareholders’ equity

Shareholders’ equity	2003	2002	2001

Share capital	1,732	1,704	1,677
Reserves	11,434	9,502	10,544
	13,166	11,206	12,221
Treasury stock	(119)	(125)	(123)

Total shareholders’ equity	13,047	11,081	12,098

      For further information, refer to the section on changes in shareholders’ equity on page F-11.

   Share capital

     The authorized share capital of ABN AMRO Holding N.V. amounts to EUR 4,704,000,224 face value and consists of four billion and four hundred ordinary shares, one billion preference shares and one hundred million convertible preference shares, each of which were convertible into four ordinary shares.

      The issued and paid-up share capital is made up of the following numbers of shares:

Ordinary shares (face value EUR 0.56)	1,643,220,517
Preference shares (face value EUR 2.24)	362,503,010
(Formerly convertible) preference shares (face value EUR 2.24)	44,988

     On December 31, 2003, 5,337,689 ordinary shares were repurchased in connection with the Performance Share Plan and future exercise of staff options.

     The preference shares are registered shares; the dividend has been fixed with effect from January 1, 2001 at 5.55% of the face value. This percentage will be adjusted on January 1, 2011 in the manner stipulated in the articles of association.

     The dividend on the preference shares, which were convertible until 31 October 2003, has been fixed at January 1, 2004 at EUR 0.95 per share per annum until the end of 2013.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

   Reserves

Reserves	2003	2002	2001

Share premium account	2,549	2,543	2,504
Revaluation reserves	283	124	355
Other reserves prescribed by law	280	297	258

General reserve	10,550	8,336	7,592
Expected final cash dividend to be paid to holders of ordinary shares	336	300	311
Exchange differences reserve	(2,564)	(2,098)	(476)
Other reserves	8,322	6,538	7,427

Total reserves	11,434	9,502	10,544

     The share premium account is regarded as paid-up capital for tax purposes. The share premium account relating to (formerly convertible) preference shares amounts to EUR 1 million (2002: EUR 14 million; 2001: EUR 18 million).

     Due to dispositions and depreciation, EUR 66 million of the revaluation reserves is regarded as realized. The remaining part is regarded as a legal reserve.

      The expected stock dividend percentage (59%) for the final dividend was taken into consideration.

   Staff options

     The Managing Board members, other senior executives and some 2,900 employees of ABN AMRO directly reporting to the banks’ senior executives are periodically offered the opportunity to acquire equity options whose value is related to the option exercise price. The exercise price of staff options is equal to the average of the highest and lowest ordinary share price quoted on Euronext Amsterdam on the date of grant. With effect from 2002, options awarded to the Managing Board and other (senior) executives are of a conditional nature. The options cannot be exercised for at least three years from the date of grant and then only if specific performance indicators have been achieved in the intervening period. (For a description of the specific performance indicator criteria, please see note 42 “Stock Options” below). If the criteria are not met, the test may be applied in up to three subsequent years. If they are not met at all within six years from the date of grant, the options will lapse. The total term of the options has been extended from seven years to ten years.

     The majority of the non-conditional options is not exercisable during the first three years from the date of grant. Open periods have been established for senior executives and other designated persons. This category of staff is not permitted to exercise its options outside the open periods, except on the expiration date and the preceding five working days, subject to certain conditions. In 2003, approximately 9,000 employees exercised the right to take equity options.

     In 2001, 2002 and 2003, the price of options exercised ranged from EUR 10.02 to EUR 24.32. If fully exercised, the options at year-end 2003 would have increased the number of ordinary shares by 59.1 million (see following analysis).

Year of expiration	Staff options (in thousands)	Average exercise price (in euros)	Low/high exercise price (in euros)

2004	10,317	20.84	18.10-24.32
2005	5,652	21.18	17.95-24.11
2007	4,542	21.30	21.30
2008	9,571	22.73	22.34-23.14
2009	4,412	20.42	20.42
2010	898	15.06	15.06
2012	9,759	19.11	17.46-19.53
2013	13,998	14.45	14.45-14.65

Total	59,149	19.30	14.45-24.32

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

Developments in staff options	2003		2002

	Staff options (in thousands)	Average exercise price (in euros)	Staff options (in thousands)	Average exercise price (in euros)

Opening balance	58,334	21.31	50,658	21.23

Movements:
Options granted to Managing Board members	608	14.45	592	19.53
Options granted to other senior management	8,039	14.45	7,392	19.53
Other options granted	6,249	14.54	6,540	19.57
Options exercised	(362)	17.34	(5,051)	16.31
Options expired and cancelled	(13,719)	22.68	(1,797)	18.95

Closing balance	59,149	19.30	58,334	21.31

Of which conditional	23,756	16.36	9,828	19.11
Of which vested and in the money	3,150	18.10	—	—
Of which hedged	488	17.00	—	—

     To settle the options granted, with effect from January 1, 2001, ABN AMRO each year makes available new ordinary shares up to 1% of the issued ordinary shares. The total of outstanding options settled through the issuance of new ordinary shares will not exceed 10% of the issued ordinary shares.

     To settle additional options granted above these limits, ABN AMRO will repurchase shares in the open market or hedge these options through derivative transactions. If all vested rights would be exercised, shareholders’ equity would increase by an amount of EUR 434 million.

     Deliveries on options exercised in 2003 were made from share repurchases on the date of grant (362,311 shares).

     If ABN AMRO had based the cost of staff options granted in 2003 at the fair value of the options at the date of grant instead of the intrinsic value of the options, net profit and earnings per ordinary shares would have been EUR 41 million and EUR 0.03 lower respectively.

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

Minority interests	2003	2002	2001

Non-cumulative preference shares
Trust preferred shares with fixed dividend	2,170	2,382	2,834
Other shares with fixed dividend	319	384	458
Other shares with dividend step-up	40	270	321
Other minority interests	1,184	774	943

Total	3,713	3,810	4,556

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

Developments in minority interests	2003	2002	2001

Opening balance	3,810	4,556	5,287
Movements:
Currency translation differences	(572)	(732)	244
Acquisitions / disposition	9	—	(413)
Extension	439	—	—
Issuance of preference shares	1,290	—	—
Redemption / repurchase of preference shares	(1,258)	—	(415)
Other	(5)	(14)	(147)

Closing balance	3,713	3,810	4,556

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

     The following table analyses actual capital and the minimum standard in accordance with supervisory requirements.

	2003		2002

	Required	Actual	Required	Actual

Total capital	17,902	26,254	18,366	26,493
Total capital ratio	8.0%	11.73%	8.0%	11.54%
Tier 1 capital	8,951	18,236	9,183	17,178
Tier 1 capital ratio	4.0%	8.15%	4.0%	7.48%

19 Accounts with participating interests

     Amounts receivable from and payable to participating interests included in the various balance sheet items totaled:

	2003	2002

Banks (assets)	6	24
Loans	584	396
Banks (liabilities)	143	480
Total client accounts	257	9

20 Maturity

     Short-dated liabilities and demand deposits are generally matched by cash, assets that can be realized at short notice or lending operations as part of the interest rate risk policy. The balance sheet is already presented in descending order of liquidity. A number of items containing assets or liabilities with varying maturities are analyzed in the following table. This analysis does not include liquid assets such as cash and short-dated government paper and the bond investment portfolios, which by their nature can be realized at short notice. In every country in which ABN AMRO is active, liquidity satisfies the standards imposed by the supervisory authorities.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

Maturity analysis (in EUR billions)	On demand	≤ 3 months	> 3 m- = ≤1 yr	> 1 yr- = ≤ 5 yr	> 5 yr

Banks (liabilities)	22	72	9	6	2
Savings accounts	27	40	3	3	0
Deposits and other client accounts
(including professional securities transactions)	86	100	17	8	6
Debt securities	0	19	12	21	20
Subordinated debt	0	0	1	4	9
Banks (assets)	4	44	6	4	1
Loans
(including professional securities transactions)	11	106	31	63	86

21 Currency position

     Of total assets and total liabilities, amounts equivalent to EUR 359 billion and EUR 358 billion respectively are denominated in currencies other than the euro. Positions arising from balance sheet items are generally hedged by foreign exchange contracts not included in the balance sheet. The actual currency positions arising out of the bank’s proprietary foreign exchange dealing activities are of limited size. Capital invested in operations outside the Netherlands is largely funded in euros. Part of the resulting currency positions is used to offset movements in required capital for foreign currency risk-bearing assets, which is also due to exchange rate fluctuations. Similar reasoning lies behind the policy of issuing preferred stock and subordinated debt in foreign currencies.

22 Collateral provided

     In connection with collateral provided for specific liabilities and off-balance sheet commitments, as well as for transactions in financial markets, specific assets are not freely available. This relates to cash (EUR 4.1 billion), securities (EUR 4.9 billion) and loans (EUR 35.9 billion). Collateral has been provided for liabilities included in banks (EUR 17.1 billion), debt securities (EUR 13.1 billion) and client accounts (EUR 4.5 billion).

23 Contingent liabilities

	2003	2002

Commitments with respect to guarantees granted	39,434	39,754
Commitments with respect to irrevocable letters of credit	3,362	4,370
Commitments with respect to recourse risks arising from discounted bills	42	52

	42,838	44,176

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

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

however, to the market risk since the extent of the credit risk is in part determined by actual and expected market fluctuations. In calculating the credit risk shown in the following table, netting agreements and other collateral have not been taken into consideration.

Derivatives transactions (in EUR billions)		Notional amounts

		≤ 1 yr	>1 yr-≤ 5 yr	> 5 yr	Total	Credit risk

Interest rate contracts
OTC	Swaps	593	1,513	180	2,286	48
	Forwards	183	38	—	221	0
	Options	129	232	11	372	3
Exchange-traded	Futures	146	88	—	234	—
	Options	165	8	—	173	0
Currency contracts
OTC	Swaps	265	55	25	345	15
	Forwards	348	12	—	360	12
	Options	40	28	14	82	1
Exchange-traded	Futures	5	1	—	6	—
	Options	2	—	—	2	0
Other contracts
OTC	Forwards/Swaps	7	46	6	59	1
	Options	9	9	1	19	1
Exchange-traded	Futures	7	2	—	9	—
	Options	14	5	—	19	0

Total derivative		1,913	2,037	237	4,187	81

     The following tables give an indication of the notional amounts and (average) market values of the principal types of trading portfolio contracts and hedging portfolio contracts (i.e. contracts entered into as part of the bank’s interest rate and exchange rate policies). Intercompany transactions between hedging and trading portfolios have not been eliminated from the figures.

		Market value		Average market value

Trading portfolio derivatives transactions in 2003	Notional amounts	Positive	Negative	Positive	Negative

Interest rate contracts
Swaps	2,421,819	50,131	47,593	55,748	53,271
Forwards	220,521	129	89	119	119
Options purchased	283,735	12,637	—	3,732	—
Options sold	263,135	—	3,099	—	3,327
Futures	221,145	—	—	—	—

Total interest rate contracts	3,410,355	62,897	50,781	59,599	56,717

Currency contracts
Swaps	363,544	15,704	15,806	10,279	11,293
Forwards	360,469	11,500	8,252	6,550	6,972
Options purchased	40,619	1,376	—	1,114	—
Options sold	42,018	—	1,127	—	901
Futures	6,169	—	—	—	—

Total currency contracts	812,819	28,580	25,185	17,943	19,166
Other contracts
Equity options purchased	19,017	1,246	—	1,298	—
Equity options sold	18,859	—	970	—	669
Other equity and commodity contracts	67,614	1,051	86	804	697

Total other contracts	105,490	2,297	1,056	2,102	1,366

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

Trading portfolio derivatives transactions in 2002		Market value		Average market value

	Notional amounts	Positive	Negative	Positive	Negative

Interest rate contracts	2,976,769	60,246	56,330	41,196	37,390
Currency contracts	758,290	17,603	20,101	14,847	17,193
Other contracts	80,978	2,198	2,412	1,987	2,511

Hedging portfolio derivatives transactions	2003			2002

		Market value			Market value

	Notional amounts	Positive	Negative	Notional amounts	Positive	Negative

Interest rate contracts
Swaps	184,610	2,260	3,779	222,310	4,189	6,066
Forwards	1,239	1	1	3,248	10	10
Options purchased	2,718	17	—	4,620	53	—
Futures	14,172	—	3	11,993	—	—

Total interest rate contracts	202,739	2,278	3,783	242,171	4,252	6,076
Currency contracts
Swaps	22,498	885	1,091	7,298	165	233
Forwards	11,757	362	345	11,346	229	231
Options purchased	1,440	24	—	1,887	30	—

Total currency contracts	35,695	1,271	1,436	20,531	424	464

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

Credit equivalent (in EUR billions)	2003	2002

Interest rate contracts	62.3	64.5
Currency contracts	41.7	28.7
Other contracts	7.7	5.8

	111.7	99.0
Effect of contractual netting	65.8	64.3

Unweighted credit equivalent	45.9	34.7

Weighted credit equivalent	9.1	9.2

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

ABN AMRO HOLDING N.V.

     NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

that the outcome of these proceedings is unlikely to have a material adverse effect on the consolidated financial position and the consolidated operations of ABN AMRO.

     For 2004, investment in property and equipment is estimated at EUR 1.2 billion, of which ABN AMRO is already committed to an amount of EUR 231 million.

     Though ABN AMRO has sold a part of its loan portfolio, partly through credit-enhanced or non-credit enhanced securitization, it still holds legal title to some of these loans. In most cases these loans are also serviced by ABN AMRO. The bank also services loans granted by other institutions. The following table states the outstandings at December 31, 2003.

Legal title to loans sold	1,152
Loans serviced for third parties	153,840
Loans sold with credit enhancement	188

      Future rental commitments at December 31, 2003 for long-term lease contracts were as follows:

Within one year	76
After one year and within five years	257
After five years	439

26 Net interest revenue

     This item comprises interest revenue from loans, investments, other lending, interest expense on borrowings by ABN AMRO and client accounts, as well as the results from interest rate and foreign exchange contracts entered into for hedging purposes. Other revenue from loans is also included. Interest revenue from interest-earning securities amounted to EUR 5,061 million (2002: EUR 6,379 million). Interest expense on subordinated debt totaled EUR 861 million (2002: EUR 944 million).

27 Revenue from securities and participating interests

     This item includes the share in net profit or loss of participating interests on which ABN AMRO exercises a significant influence. Dividends received from shares and other participating interests are also included, as are the results from sales of shares from the investment portfolio and investments in participating interests insofar as these are not treated as value adjustments to financial fixed assets (See note 41 ‘Segment information’ for more details).

Revenue from securities and participating interests	2003	2002	2001

Revenue from shares and equity participations	47	79	75
Revenue from participating interests	222	290	380

Total revenue from securities and participating interests	269	369	455

28 Net commissions

     This item includes revenue from securities brokerage, domestic and international payments, asset management, insurance, guarantees, leasing and other services. Amounts paid to third parties are shown as commission expense.

Net commissions	2003	2002	2001

Securities brokerage	1,108	1,269	1,674
Payment services	1,237	1,348	1,394
Asset management and trust	813	862	885
Insurance	121	165	202
Guarantees	199	170	158
Leasing	175	185	179
Other	811	640	722

Total commissions	4,464	4,639	5,214

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

29 Results from financial transactions

     This includes results from securities trading, foreign exchange dealing and derivatives transactions. The category Other includes trading LDC debt securities, currency translation differences on investments - other than those included in tangible fixed assets - in branches, subsidiary and participating interests in hyper-inflationary countries, results from private equity positions as well as results from transactions in connection with hedging of the foreign currency profit.

	2003	2002	2001

Securities trading	338	492	787
Foreign exchange dealing	671	679	486
Derivatives transactions	553	388	502
Private equity	142	(191)	(114)
Other	289	109	(109)

Total result from financial transactions	1,993	1,477	1,552

30 Other revenue

     This includes revenue from mortgage banking activities, including both mortgage servicing rights and mortgage origination, property development, other revenue from leasing activities and results from the insurance companies forming part of the group.

      Other revenue can be broken down as follows:

Other revenue	2003	2002	2001

Mortgage banking activities	1,243	978	299
Property development	184	165	131
Leasing activities	358	339	333
Insurance companies	318	314	243
Other	241	154	517

Total other revenue	2,344	1,950	1,523

      Mortgage banking activities revenue can be broken down as follows:

Mortgage banking revenues	2003	2002	2001

Loan servicing income and related fees	499	489	417
Net origination and sale revenue	874	821	617
Net gain on sale of servicing rights	—	45	26
Amortisation of mortgage servicing rights	(130)	(318)	(468)
Valuation provision	—	(59)	(293)

Total mortgage banking activities	1,243	978	299

       The insurance companies achieved the following results:

Insurance	Life	Non-life

Net premium income	1,174	361
Investment income	279	80
Insurance expenses	(1,324)	(252)

Total result of insurance companies	129	189

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

31 Staff costs

Staff costs	2003	2002	2001

Salaries (including bonuses, etc.)	5,318	5,415	5,981
Pension costs (incl. early retirement)	481	384	188
Health insurance after retirement	68	71	20
Social insurance and other staff costs	1,213	1,537	1,464

Total staff costs	7,080	7,407	7,653

Average number of employees (fte)	2003	2002	2001

Netherlands	30,620	34,090	36,630
Foreign countries	74,819	73,326	75,576

Total average number of employees (fte)	105,439	107,416	112,206

     Pension costs and contributions to health insurance for 2003 borne by the company consist of a number of items. These are shown in the following table.

Pension costs and contributions to health insurance	Pension	Health insurance contribution

Service cost	280	20
Interest cost	489	33
Expected return on plan assets	(515)	(2)
Net amortization of prior-service cost	56	2
Net amortization of transition obligation	0	3
Net amortization of net actuarial (gain) / loss	76	12

Defined benefit plans	386	68
Defined contribution plans	95	—

Total	481	68

32 Other administrative expenses

      This item includes office overhead, automation costs, advertising costs and other general expenses.

     ABN AMRO also leases premises and space in other buildings for its principal activities. The leases generally are renewable and provide for payment of rent and certain other occupancy expenses. Total rent expense for all contracts amounted to EUR 355 million in 2003, EUR 334 million in 2002 and EUR 373 million in 2001.

33 Depreciation

      This item is made up of depreciation of property and equipment.

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

ABN AMRO HOLDING N.V.

     NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

purchase price of shares and participating interests on which no influence is exercised, together with amounts released in respect of earlier diminutions in value, are included in this item. Results from dispositions below purchase price are likewise treated as diminutions in value.

37 Taxes

      The overall effective tax rate increased from 28.7% in 2002 to 30.6% in 2003.

Effective tax rate	2003	2002	2001

Dutch tax rate	34.5%	34.5%	35.0%
Effect of deviating tax rate in foreign countries	(1.8%)	(4.2%)	(5.1%)
Effect of tax-exempt revenue in the Netherlands	(1.6%)	0.4%	(2.0%)
Other	(0.5%)	(2.0%)	(0.3%)

Effective tax rate on operating profit	30.6%	28.7%	27.6%

Taxes	2003	2002	2001

Netherlands	502	410	197
Foreign	1,001	563	749

Total	1,503	973	946

      Taxes amounted to EUR 1,503 million (2002: EUR 973 million), including a deferred tax expense of EUR 329 million (2002: including a deferred tax income of EUR 326 million). The total amount of taxation credited directly to shareholders’ equity during the year amounted to EUR 141 million.

     The provision for deferred tax liabilities relates to tax liabilities that will arise in the future owing to the difference between the book value of specific assets and liabilities and their valuation for tax purposes. The following analysis shows deferred tax liabilities and assets.

Deferred tax liabilities and assets	2003	2002

Deferred tax liabilities
Buildings	335	290
Pensions and other post-retirement and post-employment arrangements	255	0
Derivatives	287	0
Leases and similar financial contracts	403	402
Servicing rights	484	537
Dutch tax liability re foreign branches	592	541
Other	260	320

Total	2,616	2,090

Deferred tax assets
Allowances for loan losses	400	551
Investment portfolios	726	53
Goodwill	412	387
Property	102	0
Carry-forward losses	623	622
Derivatives	22	6
Restructuring charge	15	15
Tax credits	17	795
Pensions and other post-retirement and post-employment arrangements	0	165
Other	581	500

Deferred tax assets before valuation allowances	2,898	3,094
Less: valuation allowances	142	195

Deferred tax assets after valuation allowances	2,756	2,899

     Deferred tax assets and liabilities are discounted to their net present value on the basis of net interest where the original term of the temporary difference is longer than five years. The nominal value of deferred tax assets amounts to EUR 2,787 million and of deferred tax liabilities to EUR 2,723 million. For discounted deferred tax assets the net interest rate applied as a discount factor is 8% and the average remaining life is five years. For discounted deferred tax liabilities, the net interest rate applied as a discount factor is 4% and the average remaining life is 20 years.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

     The main component of the valuation allowance relates to tax carry-forward losses. The amount of deferred tax assets, likely to be recovered within one year, is EUR 338 million.

      At December 31, 2003 carry-forward losses of foreign operations expire as follows:

2004	232
2005	88
2006	96
2007	66
2008	64
Years after 2008	1,291
Indefinitely	676

Total	2,513

     ABN AMRO considers approximately EUR 4.6 billion in distributable invested equity of foreign operations to be permanently invested. If retained earnings were distributed no foreign income taxes would have to be paid. The estimated impact of foreign withholding tax is EUR 139 million.

38 Extraordinary result

     With effect from January 1, 2003, the definitions of extraordinary revenue and expenses have been revised. The narrower definition of extraordinary items means that items formerly presented as extraordinary results are now classified within ordinary operations. Due to this decision ABN AMRO has revised the income statement for 2002.

     The sale of EAB in 2001 caused an extraordinary result of EUR 962 million net. The reorganization in the Netherlands in 2001 resulted in an additional charge of EUR 147 million (EUR 95 million net).

39 Minority interests

     This item comprises the share of third parties in results from subsidiaries and other group companies, as well as dividends on preferred stock issued by subsidiaries in the United States.

Minority interests	2003	2002	2001

Dividends on preference shares	215	173	217
Other minority interests	39	35	35

Total minority interests	254	208	252

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

Computation of earnings per ordinary share	2003	2002

Net profit	3,161	2,207
Dividends on preference shares	45	46

Net profit attributable to ordinary shareholders	3,116	2,161
Dividends on convertible preference shares	0	1

Fully diluted net profit	3,116	2,162

Weighted average number of ordinary shares outstanding (in millions)	1,610.2	1,559.3
Dilutive effect of staff options (in millions)	0.0	0.0
Convertible preference shares (in millions)	—	2.1
Performance Share Plan (in millions)	4.9	3.8

Diluted number of ordinary shares (in millions)	1,615.1	1,565.2

Basic earnings per share (in euros)	1.94	1.39
Fully diluted earnings per share (in euros)	1.93	1.38

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

41 Segment information

     The following tables give an analysis by operating segment. For the purpose of this analysis, net turnover represents total revenue before interest expense and commission expense. Overheads have been allocated to the operating segments.

Segments	Net turnover			Total revenue

	2003	2002	2001	2003	2002	2001

Consumer & Commercial Clients	16,557	18,762	24,294	10,538	10,382	10,203
Of which:
– Netherlands	5,804	6,445	6,218	3,344	3,108	2,989
– North America	5,593	6,417	11,338	4,505	4,518	4,252
– Brazil	2,784	3,625	4,384	1,694	1,736	1,920
Wholesale Clients	11,411	12,647	15,828	5,293	5,296	6,193
Private Clients	1,654	1,717	1,264	937	894	846
Asset Management	592	630	706	496	529	573
Corporate Centre	2,107	1,976	1,414	716	386	249

	32,321	35,732	43,506	17,980	17,487	18,064
LeasePlan Corporation	974	855	830	813	793	770

Total	33,295	36,587	44,336	18,793	18,280	18,834

Segments	Operating profit before taxes			Risk-weighted total assets

	2003	2002	2001	2003	2002	2001

Consumer & Commercial Clients	3,248	2,783	2,347	142,359	143,449	158,141
Of which:
– Netherlands	577	409	284	52,634	54,223	54,307
– North America	1,941	1,734	1,432	55,263	61,669	73,542
– Brazil	365	344	437	7,819	5,955	8,181
Wholesale Clients	503	(324)	328	61,554	67,236	95,171
Private Clients	176	207	170	6,027	6,104	6,121
Asset Management	101	108	100	695	647	408
Corporate Centre	643	382	441	2,951	1,986	3,530

	4,671	3,156	3,386	213,586	219,422	263,371
LeasePlan Corporation	247	232	227	10,190	10,150	10,016

Total	4,918	3,388	3,613	223,776	229,572	273,387

Segments	Total liabilities			Total depreciation

	2003	2002	2001	2003	2002	2001

Consumer & Commercial Clients	197,652	202,315	240,177	546	662	657
Of which:
– Netherlands	86,303	85,496	85,833	301	396	417
– North America	68,792	81,507	101,631	135	140	149
– Brazil	10,347	6,701	7,792	67	81	51
Wholesale Clients	253,644	243,354	275,797	264	249	225
Private Clients	42,970	40,528	40,876	43	31	33
Asset Management	1,364	1,015	1,129	23	14	7
Corporate Centre	43,102	49,689	18,184	16	14	3

	538,732	536,901	576,163	892	970	925
LeasePlan Corporation	4,945	4,526	4,857	38	36	32

Total	543,677	541,427	581,020	930	1,006	957

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

Segments	Total property investment			Revenue from securities and participating interests

	2003	2002	2001	2003	2002	2001

Consumer & Commercial Clients	1,292	873	1,145	178	199	300
Of which:
– Netherlands	224	445	554	108	15	26
– North America	882	269	289	36	42	117
– Brazil	99	66	171	2	11	11
Wholesale Clients	166	320	336	66	139	104
Private Clients	53	49	53	2	4	10
Asset Management	6	0	0	4	1	1
Corporate Centre	9	0	0	10	21	23

	1,526	1,242	1,534	260	364	438
LeasePlan Corporation	37	50	77	9	5	17

Total	1,563	1,292	1,611	269	369	455

42 Managing Board and Supervisory Board

   Remuneration policy

     The current compensation policy for the Managing Board was introduced in 2001. The main objective is to ensure that ABN AMRO is able to attract, retain and motivate its Top Executive Group. To achieve this, Managing Board remuneration has several elements which, as a package, make it comparable with relevant peer positions in the market.

      The compensation package for the Managing Board has the following elements:

  Base salary

  Performance bonus

  Long-term incentives – share option plan and Performance Share Plan.

      There are also a number of defined benefits.

   Base Salary

     A common base salary applies to all Managing Board members except the Chairman, to whom a 40% differential applies. In addition to the base salary, the non-Dutch Board member received a market competitive allowance. Salaries are reviewed annually with adjustments taking effect from January 1. Managing Board base salaries were not adjusted in 2003.

   Performance bonus

     The annual performance bonus for Managing Board members is based upon ABN AMRO corporate and SBU related quantitative and qualitative performance objectives. The objectives are set annually by the Nomination & Compensation Committee and endorsed by the Supervisory Board. Bonuses for the Chairman, the CFO and – as of 2004 – the COO, are based on delivery against corporate performance objectives. With effect from 2004, the bonus for board members responsible for an SBU will change from 50% on group and 50% on SBU performance to 75% on group performance and 25% on SBU performance.

     In 2003 objectives such as EP, cost income ratio and tier 1 ratio were used to measure quantitative corporate and SBU performance. In addition qualitative objectives are set such as increasing customer satisfaction and reaching strategic milestones. Specific annual performance targets are not disclosed as this is considered competitively sensitive.

ABN AMRO HOLDING N.V.

     NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

      If the quantitative performance objectives are fully met, bonuses will range between 60% and 75% of base salary with upper limits of 100% for outstanding performance and an absolute maximum of 125%. The Nomination & Compensation Committee may, on the basis of their assessment of a Managing Board member’s individual performance against qualitative performance objectives, adjust the bonus outcome upwards or downwards within a range of plus or minus 20% of base salary. The 2003 performance bonuses for Managing Board members have been set on this basis.

      The individual bonus awards are shown in the table below.

   Share options

     Share options have been an integral part of ABN AMRO Top Executives’ compensation for several years. Before 2002, share option awards to the Managing Board depended on previous corporate performance. From 2002 onwards, 10-year options were granted, linked to future performance. These options will only become exercisable if a set of pre-determined performance conditions are met after a minimum period of three years. If these conditions are not met over the initial performance period the performance test will be reapplied for up to three subsequent years. But if they are not met at all within six years from the date of grant the options will lapse.

      The conditions for the options granted in 2003 for the performance period which normally ends in 2005 are:

  Real EP growth over the performance cycle (the three financial years from that in which the stock option is granted (2003 up to and including 2005), the starting point being EP in 2002)

  RoE in accordance with Dutch GAAP equal to, or greater than, 12.5% in the financial year preceding that in which the stock option could first be exercised.

     The five Managing Board members received 95,000 conditional options each and the Chairman of the Managing Board 133,000 options.

     Share options were first granted to key staff in 2002. In 2003, 9,000 employees received options and 287 Top Executives (excluding the Managing Board) received 8.0 million share options. The total number of share options granted to Top Executives and key staff in 2003 was 14.0 million.

     The five-year options granted in 1998 with an exercise price of EUR 21.01 expired below the exercise price on 9 March 2003. The options with an exercise price of EUR 18.10, which were granted in 1999, expired in March 2004.

   Performance Share Plan

     The Performance Share Plan was introduced in 2001 and forms an important though stretching part of the Managing Board’s reward package. SEVPs are also eligible for a yearly grant under this plan.

     In 2003 Managing Board members received a conditional award of 70,000 shares and the Chairman 98,000 shares. The number of shares awarded will be subject to the bank’s performance during the four-year performance period, defined as the year of grant and three subsequent years. For the purpose of this plan, the bank’s performance is measured in terms of the TRS generated by the bank relative to the TRS generated by the peer group of 20 financial institutions. A second condition is that the recipient is still in group service at the end of the performance period.

     The 2003 conditional share award is subject to the same vesting schedule as in 2002. The full award will be paid if the TRS generated by the bank in the fourth year of the performance period is fifth out of 21 relative to the peer group. There will be a sliding scale ranging from no award if the bank is lower than tenth to 150% of the conditional award if the bank has progressed to the very top of the TRS rankings.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

   Pension

     The Managing Board members participate in a pension scheme which combines defined contribution with certain guarantees. Contributions are made by the employer. The pensionable salary was limited to 90% of the actual base salary for Managing Board members. The normal retirement age is 62. The ABN AMRO Pension Fund manages the pension plan.

     In line with similar changes agreed under the 2003/04 Collective Labour Agreement, it has been decided to implement changes in the Managing Board pension arrangement. The most notable adjustment is that certain of the old guarantees will cease. From November 1, 2003, pension accrual will be based on the 2000 pension scheme without any additional entitlements based on guarantees from earlier arrangements. To bring the Managing Board’s pension accrual into line with the other employees, the pensionable salary was adjusted from 90% to 100% of annual base salary with effect from November 1, 2003.

   Specific benefits

      The Managing Board’s compensation package also includes:

  the use of a company lease car with driver

  a representation allowance of EUR 4,084 net for the members and EUR 5,445 net for the chairman to cover non-reimbursable expenses. This allowance will be abolished from 2004 onwards and replaced by the possible reclaiming of business expenses reimbursement of the cost of adequate security measures for their main private residence a 24-hour personal accident insurance with a fixed covered amount of EUR 1.8 million for members and EUR 2.5 million for the chairman contributions towards private health insurance, according to the policies applicable to all other ABN AMRO employees in the Netherlands preferential rates on bank products such as mortgages and loans, according to the same policies which apply to all other ABN AMRO staff in the Netherlands.

     The following table summarizes total reward, ABN AMRO options and shares and outstanding loans of current and former members of the Managing Board and Supervisory Board.

Rewards (in EUR thousands)	Managing Board		Supervisory Board

	2003	2002	2003	2002

Periodic payments	4,581	5,056	717	523
Profit-sharing and bonus payments	3,625	3,313	0	0
Future benefits	1,201	2,252	0	0
ABN AMRO staff options(1) (conditional, granted options)	608,000	592,000	0	0
ABN AMRO shares(1) (conditional, granted)	448,000	518,000	0	0
ABN AMRO staff options(1) (outstanding)	2,003,675	1,476,533	0	140,785	(2)
ABN AMRO shares(1) (cumulative conditionally granted,
outstanding)	1,344,000	896,000	0	0
ABN AMRO shares(1) (owned)	61,189	44,740	18,209	16,788
Loans (outstanding)	9,206	10,128	2,285	9,022

(1) Number of shares / options.
(2) Balance of the options granted to Mr P.J. Kalff during his membership of the Managing Board.

ABN AMRO HOLDING N.V.

     NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

      The following tables summarize salaries, other periodic rewards and bonuses of individual Managing Board members and former members.

Rewards (in EUR thousands)	2003				2002

	Base salary	Other periodic payments(1)	Bonus	Pension costs(2)	Base salary	Other periodic payments(1)	Bonus	Pension costs(2)

R.W.J. Groenink	889	9	845	224	889	9	705	229
W.G. Jiskoot	635	7	550	155	635	6	475	157
T. de Swaan	635	18	575	260	635	6	485	184
J. Ch. L. Kuiper	635	19	600	229	635	7	510	177
C.H.A. Collee	635	6	505	140	635	5	485	145
H.Y. Scott-Barrett	635	458	550	193	635	458	475	1,318	(3)
S.A. Lires Rial(4)	—	—	—	—	237	264	178	42

(1)	Other periodic payments comprise contributions towards private health insurance, representation allowance and foreigner allowance. Mr Scott-Barrett received a foreigner allowance of EUR 454 in 2003 and 2002.
(2)	Pension costs exclusively comprise pension service cost and post-retirement service cost computed on the basis of the FAS 87 and FAS 106 standards.
(3)	For Mr Scott-Barrett, including a one-time payment of EUR 1,189 to compensate for no pension accrual in previous years and related tax debits.
(4)	With effect from May 15, 2002, Mr Lires Rial left the bank.

     The following tables reflect movements in option holdings of the Managing Board as a whole and of individual Board members. The conditions governing the grant of options are included in the notes to the remuneration policy and item 16.

Movements in option holdings	2003		2002

	Options held by Managing Board	Average exercise price (in euros)	Options held by Managing Board	Average exercise price (in euros)

Movements:
Opening balance	1,476,533	20.66	1,853,786	20.74
Options granted	608,000	14.45	593,480	19.53
Options exercised / cancelled	80,858	21.04	70,604	15.39
Former and / or newly appointed members	—	—	(900,129)	20.49

Closing balance	2,003,675	18.76	1,476,533	20.66

Movements in option holdings	Opening balance	Exercise price (in euros)	Granted [1]	Exercised / cancelled	Closing balance	Stock price on exercise date	Year of expiration

R.W.J. Groenink
Executive 1998	40,000	21.01		40,000	0
Executive 1999	40,000	18.10			40,000		2004
Executive 2000	60,000	21.30			60,000		2007
Executive 2001	55,000	23.14			55,000		2008
Executive 2002 2	112,000	19.53			112,000		2012
Executive 2003 2		14.45	133,000		133,000		2013
AOR 1998	429	23.52		429	0
AOR 1999	356	21.68			356		2004
AOR 2000	354	22.23			354		2005
AOR 2001	271	22.34			271		2008
AOR 2002	296	20.42			296		2009

	308,706		133,000	40,429	401,277

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

Movements in option holdings	Opening balance	Exercise price (in euros)	Granted [1]	Exercised / cancelled	Closing balance	Stock price on exercise date	Year of expiration

W.G. Jiskoot
Executive 1998	40,000	21.01		40,000	0
Executive 1999	40,000	18.10			40,000		2004
Executive 2000	60,000	21.30			60,000		2007
Executive 2001	55,000	23.14			55,000		2008
Executive 2002 2	80,000	19.53			80,000		2012
Executive 2003 2		14.45	95,000		95,000		2013
AOR 1999	356	21.68			356		2004
AOR 2000	354	22.23			354		2005
AOR 2001	271	22.34			271		2008
AOR 2002	296	20.42			296		2009

	276,277		95,000	40,000	331,277
T. de Swaan
Executive 1999	40,000	18.10			40,000		2004
Executive 2000	60,000	21.30			60,000		2007
Executive 2001	55,000	23.14			55,000		2008
Executive 2002 2	80,000	19.53			80,000		2012
Executive 2003 2		14.45	95,000		95,000		2013
AOR 1999	356	21.68			356		2004
AOR 2000	354	22.23			354		2005
AOR 2001	271	22.34			271		2008
AOR 2002	296	20.42			296		2009

	236,277		95,000		331,277
J.Ch.L. Kuiper
Executive 1999	28,000	18.10			28,000		2004
Executive 2000	60,000	21.30			60,000		2007
Executive 2001	55,000	23.14			55,000		2008
Executive 2002 2	80,000	19.53			80,000		2012
Executive 2003 2		14.45	95,000		95,000		2013
AOR 2001	271	22.34			271		2008
AOR 2002	296	20.42			296		2009

	223,567		95,000		318,567
C.H.A. Collee
Executive 1999	28,000	18.10			28,000		2004
Executive 2000	56,000	21.30			56,000		2007
Executive 2001	55,000	23.14			55,000		2008
Executive 2002 2	80,000	19.53			80,000		2012
Executive 2003 2		14.45	95,000		95,000		2013
AOR 1998	429	23.52		429	0
AOR 1999	356	21.68			356		2004
AOR 2000	354	22.23			354		2005
AOR 2001	271	22.34			271		2008
AOR 2002	296	20.42			296		2009

	220,706		95,000	429	315,277
H.Y. Scott-Barrett
Executive 1999	20,000	18.10			20,000		2004
Executive 2000	56,000	21.30			56,000		2007
Executive 2001	55,000	23.14			55,000		2008
Executive 2002 2	80,000	19.53			80,000		2012
Executive 2003 2		14.45	95,000		95,000		2013

	211,000		95,000		306,000

(1) The option exercise price is the average ABN AMRO share price on 24 February 2003.
(2) Conditionally granted.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

     The following table shows movements in shares awarded conditionally in 2003 under the Performance Share Plan. The conditional award is based on the bank ranking fifth in the peer group. The number of shares awarded depends on the ranking of the ABN AMRO share in the peer group at the end of the four-year performance period and may range from 0% to 150% of these numbers.

Movements in shares	Opening balance	Granted	Unconditional	Expired / cancelled	Closing balance	Reference period

R.W.J. Groenink	98,000				98,000	2001-2004
	98,000				98,000	2002-2005
		98,000			98,000	2003-2006
W.G. Jiskoot	70,000				70,000	2001-2004
	70,000				70,000	2002-2005
		70,000			70,000	2003-2006
T. de Swaan	70,000				70,000	2001-2004
	70,000				70,000	2002-2005
		70,000			70,000	2003-2006
J. Ch. L. Kuiper	70,000				70,000	2001-2004
	70,000				70,000	2002-2005
		70,000			70,000	2003-2006
C.H.A. Collee	70,000				70,000	2001-2004
	70,000				70,000	2002-2005
		70,000			70,000	2003-2006
H.Y. Scott-Barrett	70,000				70,000	2001-2004
	70,000				70,000	2002-2005
		70,000			70,000	2003-2006

ABN AMRO ordinary shares held by Managing Board members [1]	2003	2002

R.W.J. Groenink	16,561	15,645
W.G. Jiskoot	18,602	9,575
T. de Swaan	6,458	4,101
J. Ch. L. Kuiper	2,803	2,647
C.H.A. Collee	657	621
H.Y. Scott-Barrett	16,108	12,151

Total	61,189	44,740

(1) No (formerly convertible) preference shares were held by any Managing Board member.

Loans from ABN AMRO to Managing Board members (in EUR thousands)	2003			2002

	Outstanding on Dec. 31	Interest rate		Outstanding on Dec. 31	Interest rate

R.W.J. Groenink	3,071	3.55		3,325	4.01
W.G. Jiskoot	1,681	4.14		1,751	4.17
T. de Swaan	1,407	2.35	(1)	1,407	2.75	(1)
J.Ch.L. Kuiper	655	3.87		955	4.23
C.H.A. Collee	2,392	3.03		2,691	3.61

(1) Variable rate.

     The decrease in outstandings between December 31, 2002 and December 31, 2003 is caused by redemptions.

     The table below provides information on the remuneration of individual members of the Supervisory Board. Besides the Chairman, the Vice Chairman and the members of the Audit Committee members of the Supervisory Board receive the same remuneration, which depends on the period of membership during the year. Members of the Supervisory Board are not entitled to emoluments in the form of ABN AMRO shares or options on ABN AMRO shares.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

Remuneration of the Supervisory Board (in EUR thousands)	2003	2002

A.A. Loudon	70	54
M.C. van Veen	60	41
W. Dik	45	36
A. Burgmans	48	32
D.R.J. Baron de Rothschild(1)	40	32
Mrs L.S. Groenman	40	36
Mrs T.A. Maas-de Brouwer	48	36
A.C. Martinez(1)	45	21
M.V. Pratini de Moraes(1)	27	—
P. Scaroni(1)	27	—
Lord Sharman of Redlynch(1)	32	—
P.J. Kalff(2)	40	36
W. Overmars(3)	16	41
C.H. van der Hoeven(3)	15	41
H.B. van Liemt(4)	—	19
S. Keehn(4)	—	13

(1)	Excluding an attendance fee.
(2)	Mr Kalff resigned on 30 October 2003.
(3)	Messrs Overmars and Van der Hoeven resigned on 29 April 2003.
(4)	Messrs Van Liemt and Keehn resigned on 2 May 2002.

ABN AMRO ordinary shares held by Supervisory Board members [1]	2003	2002

M.C. van Veen	1,184	4,471
A. Burgmans	8,641	8,163
A.C. Martinez(2)	3,000	3,000
M.V. Pratini de Moraes(2)	5,384	—

Total	18,209	15,634

(1)	No (formerly convertible) preference shares were held by any Supervisory Board member.
(2)	ADRs.

Loans from ABN AMRO to Supervisory Board members (in EUR thousands)	2003		2002

	Outstanding on Dec. 31	Interest rate	Outstanding on Dec. 31	Interest rate

W. Dik	185	3.70	—	—
A. Burgmans	2,100	3.60	2,100	4.30

   Top Executive Compensation 2003

     We described the current Managing Board remuneration structure above. The reward package for ABN AMRO’s Senior Executive Vice Presidents (SEVPs), the second level of Top Executives, was also introduced in 2001, and as with the Managing Board, was primarily aimed at maximizing total returns to our shareholders.

      The compensation for ABN AMRO SEVPs consists of the following core elements:

  Base pay. The base salaries are benchmarked against the relevant local markets. The current base salary median is at EUR 381,000.

  Performance bonus. The annual performance bonus is linked to the respective markets within the various countries of operation. The median bonus amount paid with respect to the 2003 performance year was EUR

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

450,000. Bonuses for individual SEVPs feature in a wide range, again reflecting market and location. For SEVPs no absolute maximum bonus level has been defined.

  Long term incentives such as stock options and the Performance Share Plan. Long term incentives are set at a lower level than the applicable yearly grants to Managing Board members under the Top Executive Stock Option and Performance Share Plan. All SEVPs receive identical grants.

      In addition a number of benefits linked to the respective markets and countries of residence apply.

43 Cash flow statement

     The cash flow statement gives details of the source of liquid funds which became available during the year and the application of the liquid funds over the course of the year. The cash flows are analyzed into cash flows from operations / banking activities, investment activities and financing activities. Liquid funds include cash in hand, net credit balances on current accounts with other banks and net demand deposits with central banks. Movements in loans, total client accounts and interbank deposits are included in the cash flow from banking activities. Investment activities comprise purchases, sales and redemptions in respect of investment portfolios, as well as investments in and sales of participating interests, property and equipment. The issue of shares and the borrowing and repayment of long-term funds are treated as financing activities. Movements due to currency translation differences as well as the effects of the consolidation of acquisitions, where of material significance, are eliminated from the cash flow figures.

Cash flow	2003	2002	2001

Cash	12,734	9,455	17,932
Bank balances (debit)	4,293	3,843	6,286
Bank balances (credit)	(8,134)	(5,797)	(10,565)

Liquid funds	8,893	7,501	13,653

Movements:
Opening balance	7,501	13,653	16,105
Cash flow	1,691	(4,366)	(2,041)
Currency translation differences	(299)	(1,786)	(411)

Closing balance	8,893	7,501	13,653

      Interest paid amounted to EUR 11,714 million; tax payments amounted to EUR 297 million.

     Dividends received from participating interests amounted to EUR 30 million in 2003, EUR 42 million in 2002 and EUR 37 million in 2001.

      The following table analyzes movements resulting from acquisitions and dispositions.

Movements resulting from acquisitions and dispositions	2003	2002	2001

Amounts paid / received in cash and cash equivalents on acquisitions /
dispositions	913	205	3,204
Net movement in cash and cash equivalents	267	6	(21)

Net movement in assets and liabilities:
Banks	130	105	92
Loans	1,905	420	13,369
Securities	781	70	(4,002)
Other assets	407	21	2,818

Total assets	3,223	616	12,277

Banks	1,050	81	(4,991)
Saving accounts	313	0	(3,798)
Total client account	1,581	469	13,315
Debt securities	10	0	(497)
Other liabilities	462	49	7,696

Total liabilities	3,416	599	11,725

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

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

Fair value of financial instruments	December 31, 2003		December 31, 2002

	Book value	Fair value	Book value	Fair value

Assets (incl. off-balance sheet items)
Cash	12,734	12,734	9,455	9,455
Short-dated government paper [1,2]	9,240	9,259	3,901	3,887
Banks	58,800	59,050	41,924	42,473
Loans to public sector	5,489	5,494	7,365	7,402
Loans to private sector – commercial loans and professional
securities transactions	184,214	184,659	195,067	196,367
Loans to private sector – retail	107,140	110,635	108,471	112,020
Interest-earning securities [1,3]	133,363	135,092	142,499	145,155
Shares [4]	16,245	16,131	15,736	15,672
Derivatives	88,702	89,504	74,065	75,169

Total	615,927	622,558	598,483	607,600

Liabilities (incl. off-balance sheet items)
Banks	110,887	111,078	95,884	95,787
Savings accounts	73,238	73,630	74,249	75,572
Corporate deposits	81,636	81,779	76,590	76,781
Other client accounts	134,992	135,099	138,622	138,899
Debt securities	71,688	71,797	71,209	72,588
Subordinated debt	13,900	14,555	14,278	14,831
Derivatives	74,277	74,619	75,271	76,044

Total	560,618	562,557	546,103	550,502

(1)	Book values of short-dated government paper and interest-earning securities are equal to amortized cost.
(2)	Of which EUR 5,161 million was included in the trading portfolio at December 31, 2003.
(3)	Of which EUR 37,355 million was included in the trading portfolio at December 31, 2003.
(4)	Of which EUR 8,664 million was included in the trading portfolio at December 31, 2003.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

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

Dutch GAAP	U.S. GAAP

Goodwill and other Acquired intangibles

Goodwill including other acquired intangibles arising from acquisitions of subsidiaries and participating interests is charged against shareholders’ equity.	Goodwill represents the excess of the purchase price of investments in subsidiaries and participating interests over the estimated market value of net assets at acquisition date. Under SFAS 142 “Goodwill and Other Intangible Assets” goodwill is capitalized and deemed to have an indefinite life. Amortization is not permitted but the goodwill is subject to annual impairment tests. Other acquired intangibles, such as the value of purchased core deposits, client lists and contractual rights are capitalized and amortized over their respective useful lives, not exceeding fifteen years.

Fund for General Banking Risks

In addition to specific allowances for loan losses and country risk, Dutch banks maintain a Fund for General Banking Risks. This Fund is net of taxes and covers general risks associated with lending activities. The level of the Fund for General Banking Risks is based on management’s evaluation of the risks involved. The Fund is part of group capital.	The Fund for General Banking Risks is considered to be a general allowance for loan losses. The level of the Fund is adequate for absorbing all inherent but undetected losses in loans.

Debt Restructuring

Assets, including debt securities, acquired as part of a debt restructuring, such as Brady bonds, are recorded at net book value (after deduction of specific allowances) of the disposed debt.	Assets, including debt securities, acquired as part of a debt restructuring, such as Brady bonds, are recorded at estimated market value at the date of the restructuring. Differences between book value and market value are recorded as a charge-off or recovery on the restructured loan. Debt securities, such as Brady bonds, are classified as “available for sale”.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

Dutch GAAP	U.S. GAAP

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

All bonds and similar debt securities included in the investment portfolio are classified as “available for sale”. SFAS 115 requires that investment securities available for sale, which are those securities that may be sold prior to maturity as part of asset/liability management or in response to other factors, are stated at market value. Unrealized gains and losses, net of basis adjustments resulting from hedging relationships, are reported, net of taxes, in a separate component of shareholders’ equity. Realized gains and losses are recognized into income on trade date. All shares are classified as “available for sale” and stated at market value with unrealized gains and losses reported in a separate component of shareholders’ equity, net of taxes, unless a decline in value is judged to be other than temporary. In that case, the cost basis is written down and the amount of the write down is charged to the income statement.

Other than temporary impairments

Impairments for investments in participations are recognized when the fair value is below cost and this difference is judged to be sustained lower.	Other than temporary impairment is presumed when the fair value of an investment is below the cost price for more than six months.

Participating interests

Participating interests for which we do not have significant influence are stated at fair value with movements in value recorded in a special component of equity unless the revaluation reserve is unable to absorb these losses

These participating interest are stated at purchase price or sustained lower fair value.

Property

Bank premises, including land, are stated at current value based on replacement costs and fully depreciated on a straight-line basis over their useful lives with a maximum of fifty years. Value adjustments, net of tax, are credited or charged to a separate revaluation reserve.

Bank premises are stated at cost and fully depreciated on a straight-line basis over their useful lives.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

Dutch GAAP	U.S. GAAP

Post-Employment Benefits

Post-employment benefits are those benefits provided to former or inactive employees, their beneficiaries and covered dependents after employment but before retirement. The cost of these benefits are provided for early-retirement and disability-related benefits upon termination of services. Incentivized, other early leave arrangements are accounted for on a pay-as-you-go basis.	Under SFAS 112 all contractual benefits after employment but before retirement are recognized when the employee’s services have been rendered, the rights have vested and the obligation is probable and quantifiable.

Employee Incentive Plans

Under Dutch GAAP conditional employee incentive plans are expensed over the vesting period.	Under US GAAP conditional employee incentive plans are expensed over the vesting period from the date of grant.

Provisions and Contingencies

Since January 1, 2001, Dutch GAAP requires the recognition of liabilities of uncertain timing or amount from the date that there is a legal or constructive obligation as a result of a past event, which can be estimated reliably and for which it is probable that an outflow of resources will be required.	The conditions to recognize a liability of uncertain timing or amount are consistent with Dutch GAAP. However under SFAS 146 the timing of recognition and related measurement of a liability for costs associated with exit activities depends on the period employees continue working or operating leases and other contracts are used.

Derivatives

Derivatives which are used to manage the overall structural interests rate exposure and which are not designated to specific assets, liabilities or firm commitments are accounted for on an accrual basis. Therefore, changes in the fair value of the positions are not recorded. Results on the settlement of the hedge are accounted for in the same period as gains or losses on the settlement of the hedged position.	If the derivative is a hedge, changes in fair value of a designated derivative that is highly effective as a fair value hedge along with the change in fair value of the corresponding asset, liability or firm commitment attributable to the hedged risk, are included directly in earnings. Changes in fair value of a designated derivative that is highly effective as a cash flow hedge are included in equity and reclassified into earnings in the same period during which the hedged forecasted cash flow affects earnings. Ineffectiveness if any is reflected directly in earnings.

From January 1, 2001, U.S. GAAP required all derivatives to be carried at fair value. If the derivative was utilized in a hedge relationship and the hedge relationship was not documented or did not meet specified criteria, the derivative mark-to-market must be reflected directly in earnings.

Mortgage Banking Activities

As part of ABN AMRO’s mortgage banking activities, all mortgage servicing rights are carried at the lower of initial carrying value, adjusted for amortization, or fair value. Mortgage servicing rights are amortized in proportion to, and over the period of, net estimated servicing income.	The core accounting policies for mortgage servicing rights are consistent with Dutch GAAP. However, with the adoption of SFAS 133, the carrying amount of servicing rights under US GAAP does not include deferred gains and losses on derivative hedges realized subsequent to January 1, 2001. Under US GAAP the components of the carrying amount of servicing rights include their unamortized cost, the SFAS 133 basis adjustment arising from fair value hedging of servicing rights.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

Dutch GAAP	U.S. GAAP

The carrying amount or book basis of servicing rights includes the unamortized cost of servicing rights, deferred realized gains and losses on derivative hedges, valuation reserves and unamortized option premiums on outstanding hedges. The fair value of servicing rights is determined by estimating the present value of future net cash flows, taking into consideration market loan prepayment speeds, discount rates, servicing costs and other economic factors. The fair value of hedges is also included in evaluating possible impairment.	The basis for determining the fair value of mortgage servicing rights is consistent with Dutch GAAP.

Interest rate lock commitments are not recognized.	Interest rate lock commitments pertaining to commitments that once funded will be classified as held for sale are considered derivative instruments and carried at fair value with changes in fair value reflected directly in earnings.

Internal use software

Since January 1, 2001, Dutch GAAP requires capitalization of certain internal as well as external costs incurred in connection with developing or obtaining software for internal use.	US GAAP requires capitalization of certain internal as well as external costs incurred in connection with developing or obtaining software for internal use. Qualifying software costs are capitalized and amortized over the estimated useful life of the software. ABN AMRO adopted this statement as of January 1, 1999.

Deferred tax

Deferred tax assets and liabilities are recorded on a discounted basis	Under SFAS 109 both deferred tax assets and liabilities are established on a nominal basis for all temporary differences, using enacted tax rates.

   Recent developments

      The Financial Accounting Standards Board (“FASB”) issued the following statements and interpretations:

  SFAS 132 (revised 2003): “Employers’ Disclosures about Pensions and Other Post-retirement Benefits-an amendment of FASB Statements No. 87, 88 and 106 “ was issued in December 2003 and was developed in response to concerns expressed by users of financial statements about their need for more information about plan assets, obligations, benefit payments, contributions and net benefit costs. For ABN AMRO the additional disclosures became effective on December 31, 2003.

  SFAS 146: “Accounting for Costs Associated with Exit or Disposal Activities” was issued in June 2002 and establishes new accounting for costs associated with exit or disposal activities initiated after December 31, 2002. Statement 146 requires a liability for a cost associated with an exit or disposal activity to be recognized when that liability is incurred and can be measured at fair value. Under the previous rules, if management approved an exit plan in one period, the costs of that plan generally would have been recognized in the same period even if the costs were not incurred until a later period. In contrast, under Statement 146, some costs may qualify for immediate recognition, while other costs may be incurred over one or more periods. The impact of Statement 146 will generally be to spread out the timing of the recognition of costs associated with exit or disposal activities.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

  SFAS 149: “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” was issued in April 2003. This statement amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. Specifically, Statement 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative, and when a derivative contains a financing component that warrants special reporting in the Consolidated Statements of Cash Flows. Statement 149 is generally effective for contracts entered into or modified after June 30, 2003. Implementation did not have a material effect on ABN AMRO’s consolidated financial statements in 2003.

  SFAS 150: “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” was issued in May 2003. This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within the scope as a liability (or an asset in some circumstances), because that financial instrument embodies an obligation of the issuer. Statement 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise effective beginning July 1, 2003. The implementation of Statement 150 did not have a material impact on ABN AMRO’s consolidated financial statements.

  FASB Interpretation 45: “Guarantor’s Accounting and Disclosure Requirements for Guarantees” (FIN 45) was issued in November 2002. FIN 45 requires that a liability be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. Guarantees, as defined in FIN 45, include contracts that contingently require ABN AMRO to make payments to a guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of the guaranteed party, performance guarantees, indemnification agreements or indirect guarantees of indebtedness of others. This new accounting is effective for certain guarantees issued or modified after December 31, 2002. In addition, FIN 45 requires certain additional disclosures that are located in footnote 25. The implementation of FIN 45 did not have a material impact on the consolidated financial statements.

  FASB Interpretation 46 (revised December 2003): “Consolidation of Variable Interest Entities” was issued in December 2003 and replaces FIN 46 issued in January 2003 and addresses how a business enterprise should evaluate whether it has a controlling financial interest in another entity that meets the definition of a variable interest entity. FIN 46, requires enterprises to consolidate variable interest entities, including Special Purpose Entities, if the enterprise will absorb a majority of the variable interest entity’s expected losses, will receive a majority of the expected residual returns, or both. A variable interest can arise from any ownership, contractual or other financial interest, including but not limited to equity and debt interests, or fee and management arrangements. FIN 46 is effective for accounting periods that end after December 15, 2003. For ABN AMRO there is no material impact on net profit or shareholder’s equity. FIN 46 does however have an impact on the presentation of the balance sheet, which is indicated in a footnote to the table in note 45 (m).

  EITF 02-3: “Accounting for Contracts Involved in Energy Trading and Risk Management Activities” was concluded upon by the EITF in October 2002 and became effective as of January 1, 2003. It included clarification of the FASB staff’s view that an entity should not recognize an unrealized gain or loss at inception of a derivative instrument unless the fair value of that instrument is obtained from a quoted market price in an active market or is otherwise evidenced by comparison to other observable market data. This view is applicable to all derivative instruments held for trading purposes entered into on or after November 21, 2002. EITF 02-3 did not have a material impact on ABN AMRO’s consolidated financial statements.

  SOP 03-3: “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” was issued by the AICPA in December 2003. It provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3: (1) prohibits the recognition of the excess of contractual cash flows over expected cash flows as an adjustment of yield, loss accrual or valuation allowance at the time of purchase; (2) requires that

ABN AMRO HOLDING N.V.

     NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (3) requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carrying over of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer. SOP 03-3 becomes effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004.

  SAB No. 105: On March 9, 2004, the SEC Staff issued Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments (SAB 105). SAB 105 does not allow companies to incorporate expected future cash flows related to the associated servicing of the loan into its measurement of fair value of Interest Rate Lock Commitments (“IRLCs”). This guidance will be effective for IRLCs entered into with potential borrowers after March 31, 2004. ABN AMRO is currently assessing the impact of this guidance on its results of operations and hedging strategies.

   Reconciliation

     The following table summarizes the significant adjustments to ABN AMRO’s consolidated shareholders’ equity and net profit which would result from the application of U.S. GAAP.

Reconciliation to U.S. GAAP	2003	2002	2003	2002	2001

	Shareholders’ Equity		Net Earnings

	(in millions of EUR, except share data)
Shareholders’ equity and net profit under Dutch GAAP	13,047	11,081	3,161	2,207	3,230
Goodwill and Acquired Intangible Assets	5,838	6,399	(60)	(1,002)	(1,112)
Debt restructuring	58	(49)	0	(17)	—
Investment portfolio securities	3,184	2,949	698	1,187	129
Other than temporary impairment	(83)	—	(83)	—	—
Participating interests	(83)	—	—	—	—
Property	(153)	(147)	43	13	12
Pension costs	—	—	—	—	(307)
Post-retirement benefits	—	—	—	—	(19)
Post-employment benefits	—	(17)	17	6	6
Employee incentive plans	94	133	(28)	82	98
Contingencies	144	—	147	(54)	(826)
Derivatives	(487)	(37)	(598)	79	(131)
Mortgage banking activities	105	122	4	151	(17)
Internal use software	—	91	(91)	(122)	(127)
Sale of participation	—	—	—	—	(57)
Taxes	(1,521)	(1,558)	(91)	(420)	467
Dividends	—	46	—	—	—

Shareholders’ equity and net profit under U.S. GAAP	20,143	19,013	3,119	2,110	1,346

Shareholders’ equity per share under U.S. GAAP	11.80	11.47
Basic earnings per share under U.S. GAAP			1.91	1.32	0.86
Diluted earnings per share under U.S. GAAP			1.90	1.32	0.85

     The above reconciliation includes reclassifications between derivatives and mortgage banking activities within shareholders’ equity in 2002 equal to EUR 723 million and within net earnings in 2002 and 2001 equal to EUR 723 million and EUR 80 million, respectively. The reclassification is done to reflect consistently the aggregation of differences in accounting for mortgage servicing rights along with net servicing hedge gains and changes in fair value of interest rate lock commitments.

     Furthermore, consistent with a change in Dutch GAAP for the method of recognizing dividends only after shareholders’ approval of profit appropriation, EUR 300 million has been added back to shareholders’ equity at December 31, 2002 so that the ending shareholders’ equity is presented on a consistent basis.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

   Notes to the Adjustments to Consolidated Net Profit and Shareholders’ Equity

      (a) Goodwill and Acquired Intangible Assets

     SFAS 142: ‘‘Goodwill and Intangible Assets’’ became effective for ABN AMRO January 1, 2002. For goodwill and intangible assets acquired subsequent to June 30, 2001 the Statement became immediately effective. Under this Statement, goodwill and intangible assets with indefinite useful lives are no longer amortized but rather tested for impairment at least annually. Other intangible assets will continue to be amortized. The gross amount of goodwill and other acquired intangibles before amortization amounts to EUR 8,544 million. The transition adjustment for SFAS 142 equaled EUR 119 million. For a further breakdown of the expense components see the following table.

Goodwill and acquired intangible assets	2003	2002	2001

Goodwill amortization	—	—	454
Result on sale of subsidiaries	(16)	—	—
Other acquired intangible asset amortization	43	59	67
Incentive payment amortization	33	89	140
SFAS 142 transition impairment expense	—	119	—
SFAS 142 impairment expense	—	424	—
APB 18 and other expense	—	311	451

Total goodwill and other acquired intangible asset related expense	60	1,002	1,112

     The net income adjusted to exclude the transition effect of SFAS 142 in 2002 and goodwill amortization is as follows:

	2003	2002	2001

Net income before cumulative effect of accounting changes	3,119	2,229	1,346
Cumulative effect of accounting changes, net of tax	—	(119)	—

Net income after cumulative effect of accounting changes	3,119	2,110	1,346
Cumulative impairment expense under SFAS 142 , net of tax	—	528	0
Goodwill amortization, net of tax	—	0	425

Adjusted net income	3,119	2,638	1,771

     Effect on U.S. GAAP earnings per share of adopting the new accounting standard for goodwill on 2002 and 2001:

	2003	2002	2001

Earnings per share
Basic as reported	1.91	1.32	0.86
Effect of change in accounting principle	—	1.34	0.28
Basic - pro forma	1.91	1.66	1.14

Diluted - as reported	1.90	1.32	0.85
Effect of change in accounting principle	—	0.32	0.29
Diluted - pro forma	1.90	1.66	1.14

     The major movements in the goodwill against shareholders’ equity in addition to the expense was the EUR 1,481 million in currency translation depreciation offset by the goodwill from various acquisitions.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

      The following acquisitions were made in 2003, 2002 and 2001 and were accounted for using the purchase method.

Acquired companies	% Acquired	Consideration	Total Assets [1]	Acquisition Date

	(in millions of EUR Except Percentages)
2003 [2]:
Banco Sudameris Brasil S.A	95	657	5,000	October 27, 2003
Banca Antoniana Popolare Veneta 3	12.7	379	—	Various dates in 2003
Capitalia 4	9	120	—	October 2003
Perronet Finance	100	31	—	April 2003

2002:
Artemis Investment Management Limited	58	44	—	September 6, 2002
Delbrück & Co	100	58	625	September 30, 2002
Banca Antoniana Popolare Veneta [3]	5	67	—	Various dates in 2002

2001:
Michigan National Corporation	100	3,145	13,585	April 2, 2001
Alleghany Asset Management	100	887	119	February 1, 2001
ING Barings	100	310	16,074	May 1, 2001
Banque Générale du Commerce	49	59	—	December 20, 2001
Banco do Estado de Paraiba S.A	99.7	35	275	November 9, 2001
Marignan Investissements S.A	100	75	309	July 4, 2001
Mellon Business Credit	100	30	855	June 22, 2001

(1)	Effect of total assets acquired on the Consolidated Balance Sheet.

(2)	Goodwill paid on these acquisitions has been charged directly to shareholders’ equity for Dutch GAAP purposes.

(3)	In 2003 the Bank increased it’s interest in Banca Antoniana Popolare Veneta to 12.7%, after having acquired an additional 1.6% interest in 2003 and 3.5% 2000.

(4)	In 1999, the Bank acquired a 9.7% interest in Capitalia which was increased in 2000 by 0.6%. This interest decreased to 6.6% through dilution in 2002. In 2003, the bank acquired 2.4% increasing it’s interest to 9%.

     (b) Fund for General Banking Risk

     The following table reflects how the Fund for General Banking Risk was reclassified from our Dutch GAAP balance sheet to our U.S. GAAP balance sheet:

Fund for general banking risks	As at December 31,

	2003	2002

Dutch GAAP specific allowance for loan losses	4,012	4,129
Reclassification of fund for general banking risks of EUR 1,143 million (2002: EUR 1,255 million) net of tax of which the deferred tax asset of EUR 602 million (2002: EUR 676
million) is reclassified to “other assets” in the U.S. GAAP balance sheet	1,745	1,931

U.S. GAAP allowance for credit losses	5,757	6,060

     Within the framework of Dutch GAAP the Fund for General Banking Risk (the “Fund”) has been maintained solely related to credit related risk. The Fund’s target level is approximately 50 basis points net of tax of total risk-weighted assets. In 2003 this was 51 basis points net of tax (2002: 55 basis points) and 78 basis points before tax (2002: 84 basis points). The Fund is in addition to the specific allowance for loan losses and is intended to cover the inherent but undetected losses expected to exist but not yet specifically known. Undetected losses expected to exist within the portfolio are due to uncertainties in economic conditions and, possibly, delays in obtaining information that could indicate or identify triggering events that additional losses could exist. Accordingly, under U.S. GAAP the Fund is treated as a general loan loss allowance. We believe that the Fund provides a level of allowance that comfortably falls within the probable range of loan loss inherent and undetected in our loan portfolio and therefore not reserved for in our specific allowance for loan losses. We have based this belief on an extrapolation of the

ABN AMRO HOLDING N.V.

     NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

historical loss component of the general loan loss reserves reported by our U.S. subsidiaries under U.S. GAAP to the total risk-weighted assets of the Group with consideration given to a group-wide understanding of differences affecting the underlying portfolios. The Fund is also considered to include a management variable capable of covering the inherent imprecision of the loan loss migration models applied in determining the historical loss component as well as any imprecision that could exist in the specific allowances.

     SFAS 114 requires loans to be measured for impairment when it is probable that principal or interest will not be collected in accordance with the contractual terms of the loan agreement. Total impaired loans of ABN AMRO are those reported as doubtful loans and amounted to EUR 7,408 million at December 31, 2003 (2002: EUR 9,432 million). Total impaired loans averaged EUR 8,420 million and EUR 9,017 million during 2003 and 2002, respectively. Of the total doubtful loans of EUR 7,408 million at December 31, 2003, EUR 6,572 million (2002: EUR 7,429 million) have aggregate specific allowances for loan losses of EUR 4,012 million (2002: EUR 4,129 million) and EUR 836 million (2002: EUR 2,003 million) have no specific allowances for loan losses. Doubtful loans included accruing loans (loans on which ABN AMRO continues to charge interest which is included in interest revenue) of EUR 2,453 million at December 31, 2003 (2002: EUR 3,300 million). Having compared the value of the impaired loans calculated in accordance with SFAS 114 with the carrying value under Dutch GAAP, no adjustments were required. Net interest revenue recognized in 2003 on impaired loans amounted to EUR 155 million (2002: EUR 255 million), and interest revenue not recognized in 2003 on impaired loans amounted to EUR 204 million (2002: EUR 331 million).

      (c) Investment Portfolio, Securities

     In equity the reconciliation item consists of two elements (1) the difference between the amortized cost and the fair market value of interest-earning available for sale (AFS) securities and designated derivatives included in the investment portfolio at the end of the period of EUR 1,633 million (2002: EUR 2,051 million) and (2) the unamortized part of realized gains and losses in connection with replacement operations which are deferred under Dutch GAAP of EUR 1,551 million (2002: EUR 898 million).

     In the income statement, the differences in the applicable year consist of (1) realized gains and losses from sales of interest-earning AFS securities and designated derivatives minus the amortization under Dutch GAAP, (2) unrealized changes in the fair value of available for sale securities attributable to changes in foreign-currency rates of available for sale portfolios denominated in a currency other than the functional currency, which are reported in equity under U.S. GAAP and in the income statement under Dutch GAAP, (3) the charge or release as value adjustments to financial fixed assets of shares if the revaluation reserve under Dutch GAAP is insufficient to absorb a temporary decline in value.

     Realized gains and losses from sales of securities in the investment portfolio, are computed using the specific identification method. Gross realized gains on sales of interest-earning securities in the investment portfolio, in 2003 were calculated at EUR 2,358 million and gross realized losses from such sales in 2003 were calculated at EUR 1,220 million. Gross realized gains on sales of interest-earning securities in the investment portfolio, in 2002 were calculated at EUR 1,542 million and gross realized losses from such sales in 2002 were calculated at EUR 1,170 million.

      (d) Pension Costs

     ABN AMRO adopted FAS 87 for Dutch GAAP in 2002 and accordingly there is no longer a reconciling item for pension costs. While the amounts for 2003 can also be found in Note 13 (Provisions) and Note 31 (Staff costs) in the Notes to the Consolidated Financial Statements we also present them here for comparative purposes with 2002 and 2001 because for 2001 there was still a reconciling difference.

     Personnel employed in the Netherlands are entitled to pension benefits, which, unless otherwise waived, supplement State-provided social security benefits. Effective January 1, 2000, the pension plan has been revised from a final pay system to a system based on average salaries during the years of service. In addition, the standard retirement age has been changed from 65 to 62. Benefits for retired employees or their beneficiaries are subject to a yearly adjustment based on the increase of compensation according to the ABN AMRO Labour Agreement.

ABN AMRO HOLDING N.V.

     NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

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

      Assumptions used in the pension computation as at December 31 were:

Assumptions	2003	2002	2001

Average discount rate	5.5%	5.4%	6.0%
Average compensation increase	2.6%	2.8%	3.9%
Average expected rate of return on assets	7.2%	7.3%	7.3%

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

Net periodic pension cost	2003	2002	2001

Service cost	280	272	357
Interest cost	489	495	427
Expected return on plan assets	(515)	(506)	(498)
Net amortization of prior service costs	56	56	66
Curtailment	0	0	99
Net amortization and deferral	76	2	2

Net defined benefit plan pension costs under U.S. GAAP	386	319	453
Net defined contribution pension costs under U.S. GAAP	95	65	31

Net periodic pension costs under U.S. GAAP	481	384	484
Net periodic pension costs under Dutch GAAP	481	384	177

Additional pension costs	0	0	307

      The following table presents the change in benefit obligations of the plans under SFAS 87.

Developments in benefit obligations	2003	2002

Projected benefit obligation at beginning of the year	8,841	7,935
Service costs	280	272
Interest cost	489	495
Plan participants	10	7
Actuarial (gain)/loss	128	336
Benefits paid	(296)	(274)
Plan amendments	0	12
Settlements/curtailments	(52)	0
Acquisitions and others	87	358
Currency translation effect	(180)	(300)

Projected benefit obligation at end of the year	9,307	8,841

ABN AMRO HOLDING N.V.

     NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

     The following table presents the change in plan assets of the plans under SFAS 87.

Developments in plan assets	2003	2002

Fair value of plan assets at beginning of the year	6,776	6,642
Actual return of plan assets	789	(702)
Plan participants	12	7
Employer’s contribution	833	1,061
Benefits paid	(296)	(274)
Settlements/curtailments	(30)	0
Acquisitions and others	77	311
Currency translation effect	(173)	(269)

Fair value of plan assets at end of the year	7,988	6,776

      The following table presents the funded status of the plans under SFAS 87.

Funded status	2003	2002

Funded status	(1,319)	(2,065)
Unrecognized net actuarial (gain)/loss	1,405	1,734
Unrecognized prior service cost	386	457
Unrecognized transition obligation	(1)	(2)
Prepaid (Accrued) benefit cost	471	124

     The unrecognized prior service cost refers to the additional projected benefit obligation resulting from the lowering of the retirement age to 62 years for the employees in the Netherlands with effect from January 1, 2000. The amount will be amortized on a straight-line basis over the average term of service for employees. For the pension plans in the Netherlands, United Kingdom and Germany, accumulated pension obligations (excluding future salary increases) exceeded the value of pension plan assets by EUR 651 million as at December 31, 2003. Taking into account a receivable from the Pension Fund, an additional obligation of EUR 901 million has been provided for, of which EUR 533 million (net EUR 353 million) has been charged to shareholders’ equity and EUR 368 million is recognized as an intangible asset under Other assets. For plans in the Netherlands, the accumulated benefit obligation exceeded plan assets by EUR 974 million at December 31, 2002.

     (e) Post-Retirement Benefits

     ABN AMRO adopted FAS 106 for Dutch GAAP in 2002 and accordingly there is no longer a reconciliation item for post-retirement benefits. While the amounts for 2003 can also be found in Note 13 (Provisions) and Note 31 (Staff costs) in the Notes to the Consolidated Financial Statements we also present them here for comparative purposes with 2002 and 2001 because for 2001 there was still a reconciling difference. Assumptions used in the computation of the post-retirement obligations as at December 31 were:

Assumptions	2003	2002	2001

	(In Percentages)
Average discount rate
The Netherlands	5.3	5.3	5.8
Foreign countries	8.0	5.7	7.0

Average health care cost trend rate
The Netherlands	5.0	5.0	5.0
Foreign countries	9.6	5.8	6.0

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

      The following table presents the components of net periodic post-retirement benefit cost.

Net periodic post-retirement benefit cost	2003	2002	2001

Service cost	20	20	13
Interest cost	33	36	20
Net amortization and deferral	15	15	6

Net periodic cost under U.S. GAAP	68	71	39
Net periodic cost under Dutch GAAP	68	71	20

Additional net periodic post-retirement benefit cost	0	0	19

     The following table presents the change in post-retirement benefit obligations of the plans under SFAS 106.

Developments in post-retirement benefit obligations	2003	2002

Projected benefit obligation at beginning of the year	536	513
Service costs	20	20
Interest cost	33	36
Actuarial loss	(13)	(17)
Benefits paid	(20)	(20)
Settlements/curtailments	0	(15)
Acquisitions and others	22	59
Currency translation effect	(17)	(40)

Projected benefit obligation at end of the year	561	536

      The following table presents the change in plan assets of the plans under SFAS 106.

Developments in plan assets	2003	2002

Fair value of plan assets at beginning of the year	25	19
Actual return of plan assets	4	(5)
Employer’s contribution	9	4
Benefits paid	(2)	(3)
Acquisitions and others	17	11
Currency translation effect	(9)	(1)

Fair value of plan assets at end of the year	44	25

      The following table presents the funded status of the plans under SFAS 106.

Funded status	2003	2002

Funded status	(517)	(511)
Unrecognized net actuarial loss	138	158
Unrecognized prior service cost	20	10
Unrecognized transition obligation	30	34

Accrued benefit cost	(329)	(309)

     Assumptions relating to movements in health care significantly affect the amounts disclosed for contributions to post-retirement health care. An increase of 1% in the assumed movement in the costs of health care would result in the accumulated obligation for other post-retirement benefits increasing by approximately EUR 109 million as at December 31, 2003, and the net period costs of other post-retirement benefits for 2003 going up by EUR 12 million. Conversely, a decrease of 1% in the assumed movement of the costs of health care would result in the two latter amounts declining by approximately EUR 87 million and EUR 9 million, respectively.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

      (f) Contingencies

     The following amounts have been affected into the net earnings under U.S. GAAP with respect to provisions for contingencies.

Contingencies	2003	2002	2001

Restructuring provision	95	—	(793)
Termination of lease	52	—	—
Litigation and removals	—	(54)	(33)

Total	147	(54)	(826)

     (g) Derivatives

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

     Outside of the United States, ABN AMRO has entered into certain derivatives for non-trading purposes for which ABN AMRO has chosen not to adopt hedge accounting under SFAS 133 because we have not yet installed the underlying processes or systems to fulfill the effectiveness requirements of SFAS 133 and have chosen to accept the volatility that comes with marking these positions to market in our U.S. GAAP results. Although these derivatives qualified for hedge accounting prior to the adoption of SFAS 133 and are considered effective as economic hedges, they have been accounted at fair value and the changes in fair value are recognized in earnings. The earnings impact related to these derivatives upon the initial adoption of SFAS 133 on January 1, 2001 is included in the transition adjustment.

     ABN AMRO has chosen to adopt hedge accounting in the United States for derivatives held for non trading purposes which met the criteria for hedge accounting. Changes in the fair value of a designated derivative that is highly effective as a fair value hedge along with the change in fair value of the corresponding asset or liability attributable to the hedged risk, are included directly in earnings. Changes in the fair value of a designated derivative that is highly effective as a cash flow hedge are included in Other Comprehensive Income, a separate component of equity, and reclassified into earnings in the same period during which the hedged forecasted cash flow affects earnings. Ineffectiveness if any is reflected directly in earnings.

     Fair value hedges limit ABN AMRO’s exposure to changes in the fair value of its interest-earning assets (including mortgage servicing right assets and available-for-sale investment securities) or interest-bearing liabilities (including time deposits) that are due to interest rate volatility. The net gain recognized in earnings during the years ended December 31, 2003, 2002, and 2001 aggregated EUR 126 million, EUR 425 million and EUR 27 million, respectively, and is included in the line results financial transactions in the Consolidated Income Statement including Significant U.S. GAAP Adjustments.

     Cash flow hedges mitigate the variability in cash flows of interest-earning assets or interest-bearing liabilities of ABN AMRO caused by interest rate fluctuations and provide protection for up to 20 years. Ineffectiveness was inconsequential for the years ended December 31, 2003, 2002, and 2001. Lastly, in the United States, ABN AMRO expects to reclassify approximately EUR 37 million of net losses, from Other Comprehensive Income to earnings for the year ended December 31, 2004.

     In the United States, to qualify as a hedge, the hedge relationship is designated and formally documented at inception detailing the particular risk management objective and strategy for the hedge relationship, including the item and risk hedged, the derivative instrument utilized, and the method of assessing effectiveness of the hedge

ABN AMRO HOLDING N.V.

     NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

relationship. No components of the derivative instruments’ change in fair value are excluded from the assessment of hedge effectiveness for any hedge strategy. In the United States, ABN AMRO assesses, both at the hedge’s inception and on an ongoing basis, the effectiveness of derivative instruments utilized in its hedging strategies. ABN AMRO discontinues hedge accounting when it is determined that a derivative instrument is not or has ceased to be highly effective as a hedge. If it is determined a derivative is not or will not continue to be highly effective as a hedge, hedge accounting is discontinued prospectively and the derivative instrument is classified as a trading instrument until designated in another hedge relationship.

     The predominant hedge instruments in use are interest rate swaps (fixed vs. floating where the floating rate leg is based upon the LIBOR swap rate). From time to time other instruments may be used.

     The 2001 transition impact of SFAS 133 is a credit of EUR 118 million on shareholders’ equity and a loss of EUR 31 million on net earnings.

      (h) Mortgage Banking Activities

     In the United States, ABN AMRO is an active participant in the mortgage business, including both the mortgage loan origination business and subsequent sale to investors, and the business of servicing of mortgage loans.

     In the table below we present income from mortgage banking activities under U.S. GAAP. Our presentation of the comparative amounts has changed. The table now includes net servicing hedge gains and changes in fair value of interest rate lock commitments. As a consequence, a reclassification has been made between the reconciling amounts for derivatives and mortgage banking activities.

Mortgage banking activities	Year ended December 31,

	2003	2002	2001

Net Origination and Sales Revenue	797	926	614
Loan Servicing Income and Related Fees	499	489	417
Net Gain on Sale of Servicing	0	45	26
Amortization of MSR (Net of Derivative Income)	(628)	(530)	(460)
Valuation Provision	226	(454)	(408)
Net Servicing Hedge Gain	353	653	93

Sub-total Servicing Activities	450	203	(332)

Income from Mortgage Banking Activities	1,247	1,129	282

      A breakdown of revenues from mortgage banking activities under Dutch GAAP can be found in Note 30.

   Mortgage Loan Origination and Sale

     The predominant business practice of ABN AMRO’s mortgage banking origination business is the origination and subsequent sale of fixed rate mortgage loans to the government-sponsored entities (GSEs) and other investors. Mortgage loans move through several stages throughout this process.

     Commitments that have been extended to the borrower but not funded are classified as interest rate lock commitments (IRLCs.) IRLCs are considered derivative instruments and carried at fair value with changes in fair value reflected directly in earnings. As IRLCs primarily consist of fixed rate mortgages, these commitments are subject to interest rate risk exposure. The interest rate risk associated with IRLCs is primarily hedged through the use of forward sale contracts creating an economic, but not an accounting hedge. Both the IRLCs and associated derivative contracts are marked to market on the balance sheet and the net change in value is recognized as a component of Net Origination and Sales Revenue. The value of the IRLCs and derivative contracts is included in Other Assets or Other Liabilities, as appropriate.

     Loans that have been funded but not yet sold to a third party investor are categorized as mortgage loans held for sale on the Balance Sheet. Initially, these mortgage loans held for sale are recognized at an amount equal to the funded loan amount and any origination fees less the initial direct costs of originations and the carrying basis

ABN AMRO HOLDING N.V.

     NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

attributable to the IRLC period. Subsequently, mortgage loans held for sale are carried at the lower of aggregate cost or fair value. Similar to IRLCs, mortgage loans held for sale are subject to interest rate risk and this risk exposure is hedged. The primary hedge strategy entails selling forward the mortgage loans held for sale. Under cash flow hedge accounting, changes in fair value related to hedges considered to be effective are recognized in Other Comprehensive Income while ineffectiveness is recognized directly in earnings.

     ABN AMRO principally sells mortgage loans to the GSEs. Under these programs, the GSEs create the securitization and certificate the loans. ABN AMRO sold virtually all of the origination volume of EUR 109 billion and EUR 124 billion in 2003 and 2002 respectively to the GSEs. A small portion of originated loans, primarily jumbo mortgages, pertains to securitization programs established and administered by ABN AMRO. Investors have no recourse to ABN AMRO in the securitization programs.

     Assets sold to the GSEs are not reflected in ABN AMRO’s consolidated Balance Sheet (except for retained interests, primarily mortgage servicing rights as discussed below) but are included on the balance sheet of the GSE purchasing and securitizing the assets. The total cost of mortgage loans sold or securitized is allocated between loans, retained interests and servicing rights based on the relative fair values of each.

     To facilitate sales, the structure of each mortgage must conform to the guidelines specified by the GSEs. Loan sale agreements include normal representations and warranties pertaining to credit information, loan documentation, collateral and insurability. When the representations or warranties are breached, ABN AMRO is required to repurchase the loan or indemnify the third party investor. Total loans repurchased during 2003 aggregated EUR 394 million. Normal representations and warranties include insurability. At December 31, 2003, approximately EUR 218 million of total loans sold remained uninsured. Management generally believes the majority of the uninsured loans will become insured during the normal course of business in 2004. To the extent insurance is not obtained, the loans may be subject to repurchase.

     Indemnification requests may be received years subsequent to sale. Management maintains a liability for estimated losses on loans expected to be repurchased or on which indemnification is expected to be provided. This liability is regularly evaluated based on trends in repurchase and indemnification requests, actual loss experience, known and inherent risks in the loans and current economic conditions. This obligation is viewed as a sales return or allowance and is recognized as contra revenue at the time of sale.

   Mortgage Servicing

     ABN AMRO is also involved in the business of servicing mortgage loans. Servicing activities include collecting principal, interest, and escrow payments from borrowers; making tax and insurance payments on behalf of the borrowers; monitoring delinquencies and executing foreclosure proceedings; and accounting for and remitting principal and interest payments to the investors. If servicing is retained at the time of loan sale, ABN AMRO recognizes Mortgage Servicing Rights (MSRs) as assets on its Balance Sheet. MSRs represent the right to a stream of cash flows and an obligation to perform specified residential mortgage servicing activities. MSRs also may be purchased from third parties.

     Mortgage loans that ABN AMRO is servicing for others aggregate to EUR 152 billion and EUR 157 billion at December 31, 2003 and 2002, respectively. Mortgage loans that ABN AMRO is servicing are not included in the consolidated financial statements. Fees received in connection with servicing loans owned by investors are recognized as earned. Loan servicing costs are charged to expense as incurred.

     MSRs related to loans sold in the secondary market are initially recognized based on the relative fair value of the MSR and the mortgage loan on the date the mortgage loan is sold. Purchased MSRs are initially recognized at cost. Subsequent to initial recognition, MSRs are carried at the lower of initial carrying value, adjusted for amortization, or fair value (i.e., lower of cost or market). MSRs are amortized in proportion to, and over the period of, the estimated future net servicing income stream of the underlying mortgage loans.

     The carrying value of MSRs also includes hedge accounting adjustments and valuation reserves. MSRs are hedged under a fair value hedge program designed to limit ABN AMRO’s exposure to changes in the fair value of its MSR asset due to interest rate volatility. Under a fair value hedge program, the changes in fair value of a

ABN AMRO HOLDING N.V.

     NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

designated derivative that is highly effective as a fair value hedge, along with the change in fair value of the MSR attributable to the hedged risk, are included directly in earnings. These items are reflected as Net Servicing Hedge Gain in the Income from Mortgage Banking Activities schedule included in this footnote. The predominant hedge instruments in use are interest rate swaps. In addition, from time to time mortgage-backed securities issued by the GSEs are used to hedge MSR assets.

     Risk management strategies are designed primarily to manage the economic risks in a manner that also minimizes the income statement volatility reported under Dutch GAAP. However, the strategies and hedging instruments currently used may result in volatility in ABN AMRO’s future results, as reported under U.S. GAAP.

      Changes in the balance of mortgage servicing rights (MSR), net of valuation allowance, were as follows:

Developments in MSRs	Year ended December 31,

	2003	2002

Balance, Beginning of Period	1,064	2,120
Additions	1,371	1,899
Sales	0	(381)
Amortization	(860)	(855)
Statement 133 Hedge Basis Adjustments	265	(1,052)
Net Change in Valuation Allowance	226	(404)
Currency translation adjustment	(281)	(263)

Balance, End of Period [1]	1,786	1,064

(1) At December 31, 2003 and 2002, aggregate MSR fair value was EUR 1.8 billion and EUR 1.0 billion, respectively.

     As required under Statement 140, MSRs are periodically evaluated for temporary impairment. MSRs are stratified based upon certain risk characteristics (loan type and mortgage note rate). For each strata, the carrying amount is then compared to the fair value of the strata. Any indicated impairment is recognized as a reduction in revenue through a valuation provision to the extent that the carrying value of an individual stratum exceeds its estimated fair value.

     MSRs also are reviewed for other-than-temporary impairment. Other-than-temporary impairment exists when the recoverability of the valuation allowance is determined to be remote taking into consideration historical and projected interest rates and loan pay-off activity. When this situation occurs, the unrecoverable portion of the valuation allowance is applied as a direct write-down to the carrying value of the MSRs. Unlike a valuation allowance, a direct write-down permanently reduces the carrying value of the MSR and the valuation allowance, precluding subsequent recoveries.

      The following table reflects the activity in the valuation allowance:

Developments in valuation allowance	Year ended December 31,

	2003	2002

Balance, Beginning of Period	773	484
Provisions	124	454
Recoveries	(350)	(50)
Permanent Impairment	(295)	0
Currency translation adjustment	(76)	(115)

Balance, End of Period	175	773

     The predominant economic factors impacting changes in the fair value of MSRs are changes in interest rates, which drive changes in prepayment speeds of the underlying mortgage loans. Mortgage loan prepayment rates are revised monthly, and are derived from a third party model. Other economic factors considered in estimating the fair value of MSRs include discount rates, servicing costs, ancillary income and other economic factors. ABN AMRO

ABN AMRO HOLDING N.V.

     NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

compares its assumptions on these factors to third party data quarterly. Changes in these economic factors are infrequent and based upon market trends.

     The impact of prepayment speeds on MSRs is evident in the table below. Mortgage interest rates increased in the last half of 2003, leading to a decline in mortgage loan prepayments and a lengthening of the weighted average life of the MSRs and therefore an increase in the fair value of the MSRs.

     Key economic assumptions and the reduction in the amount of MSRs caused by immediate adverse changes in those assumptions on fair values are as follows:

	At December 31,

	2003	2002

Fair Value of MSRs	1,792	1,064
Weighted Average Life	4.57	2.17
Prepayment Speed (Annual Rate)	16.57%	35.74%
Decrease in fair value from 10% adverse change	100	143
Decrease in fair value from 25% adverse change	232	375
Discount Rate	9.84%	9%-15%
Decrease in fair value from 10% adverse change	50	23
Decrease in fair value from 25% adverse change	119	55

     These sensitivities are hypothetical and are presented for illustrative purposes only. The methodology for estimating the fair value of MSRs is highly sensitive to changes in assumptions. For example, anticipated prepayment speeds and actual prepayment experience may differ and any difference may have a material effect on the MSR fair value. Changes in fair value based on a variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. The changes in assumptions presented in the above table were calculated without changing any other assumption; in reality changes in one assumption may result in changes in another. Thus, any measurement of MSR fair value is limited by the conditions existing and assumptions made as of a particular point in time. Those assumptions may not be appropriate if they are applied to a different point in time.

      (i) Sale of Participation

     In 2001 the reconciling loss of EUR 57 million is due to the book value of participations on sale, including components of other comprehensive income, being determined on a different basis under Dutch GAAP as compared with U.S. GAAP.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

      (j) Deferred Tax

      In accordance with SFAS 109, the components of the net U.S. GAAP deferred tax liability are as follows:

Deferred tax liabilities and assets	2003	2002

Deferred tax liabilities
Investment Securities	1,128	950
Property	401	346
Post-employment benefits	255	0
Derivatives	91	236
General allowances	30	0
Leasing and other financing constructions	403	402
Servicing rights	521	308
Dutch tax liability regarding foreign branches	592	561
Other	327	393

Total deferred tax liabilities	3,748	3,196
Deferred tax assets
General allowance for loan losses(1)	602	676
Tax losses foreign entities	623	622
Securities	726	0
Property	102	0
Goodwill	412	387
Restructuring charge	15	15
Tax credits	17	795
Post-employment benefits	0	171
Specific allowances for loan losses	400	545
Other	214	107

Total deferred tax assets before valuation allowance	3,111	3,318
Less: valuation allowance	142	195

Deferred tax assets less valuation allowance	2,969	3,123

Total net deferred tax liability under U.S. GAAP(2)	779	73

(1)	This amount represents the tax effect of the gross up of the Fund for general banking risks which is considered to be a general allowance for loan losses for U.S. GAAP purposes. See note 45(b).
(2)	Of which EUR 1,521 million net liability (2002: EUR 1,558 million net liability) is a consequence of differences between Dutch GAAP and U.S. GAAP.

     ABN AMRO considers a significant portion of its approximately EUR 4.6 billion in distributable invested capital to be permanently invested. If such capital were distributed no foreign taxes would be required to be paid on such earnings. The estimated impact of foreign withholding tax is EUR 139 million.

      (k) Accounting for Stock-Based Compensation

     At December 31, 2003, ABN AMRO has a number of stock-based employee compensation plans, which are described more fully in Note 16. ABN AMRO accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The market value of options was estimated at the grant date using a Black-Scholes option pricing model. Option valuation models require use of highly subjective assumptions. Also, employee stock options have characteristics that are significantly different from those of traded options, including vesting provisions and trading limitations that impact their liquidity. Because employee stock options have differing characteristics and changes in the subjective input assumptions can materially affect the fair value estimate, the Black-Scholes valuation model does not necessarily provide a reliable measure of the fair value of employee stock options. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation as required by SFAS 148.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

Stock-based employee compensation	2003	2002	2001

	(in millions of euros, except Per Share Data)
Net profit under U.S. GAAP	3,119	2,110	1,346
Preferred dividend	45	46	46

Profit attributable to ordinary shares	3,074	2,064	1,300
Stock-based employee compensation	41	40	66

Pro forma net profit	3,033	2,024	1,234

Earnings per share:
Basic – as reported	1.91	1.32	0.86
Basic – pro forma	1.88	1.30	0.81
Diluted – as reported	1.90	1.32	0.85
Diluted – pro forma	1.88	1.29	0.81

      The following table show the weighted-average assumptions used in valuing the options:

Assumptions	2003	2002	2001

Risk-free interest rates	4.0%	5.3%	5.1%
Dividend yields	6.4%	4.6%	4.1%
Stock volatility factor	35.4%	26.9%	25.8%
Expected life of options (in years)	10	9	7

      (l) Accounting for Collateral and Securitizations and Transfers

     SFAS 140: “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. ABN AMRO considers the impact of accounting for securitizations and transfers under SFAS 140 to be insignificant to its financial position and net income. The book value of inventory under repurchase agreements where the counterparty has the ability to sell or repledge collateral amounts to EUR 18 billion. The fair value of collateral accepted that can be sold or repledged in connection with securities borrowing and reverse repurchase agreements amount to EUR 118 billion of which EUR 70 billion has been sold or repledged as of the balance sheet date.

      (m) Variable Interest Entities

     The application of FIN 46 to the consolidated balance sheet at December 31, 2003, would have the following effect: ABN AMRO acts as sponsor to a number of multi-seller asset backed conduit programs, into which its clients sell financial assets. The vehicles used in these programs would need to be consolidated, impacting total assets by EUR 22.7 billion and liabilities by an equal amount. Within these programs the bank had commitments to provide liquidity in the commercial paper market amounting to EUR 28.3 billion. The Bank also provides limited credit enhancement, primarily through the issuance of letters of credit. Commitments under program letters of credit amounted to EUR 3.2 billion. ABN AMRO also sponsors its own single-seller asset-backed commercial paper conduit programs. The funding vehicles within these programs would also need to be consolidated, requiring a reclassification of EUR 20.2 billion from Customer Accounts to Debt Securities. The Bank has sponsored several trust preferred security issuances, the legal entities related to which should no longer be consolidated, requiring the amount currently reported as ‘Guaranteed preferred beneficial interest in subsidiaries’.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

      (n) Consolidated Balance Sheet and Income Statement Adjusted for U.S. GAAP

Consolidated Balance Sheet before Profit Appropriation including Significant U.S. GAAP Adjustments

     The following Consolidated Balance Sheet illustrates the effect of the reconciling items under U.S. GAAP based on the Dutch GAAP balance sheet.

Consolidated balance sheet adjusted for U.S. GAAP	2003	2002

Assets
Cash	12,734	9,455
Short-dated government paper	9,240	3,901
Banks	58,800	41,924
Professional securities transactions	56,578	56,309
Loans	244,277	258,723
Less: Allowance for credit losses	(5,757)	(6,060)

Net Loans	238,520	252,663
Interest-bearing securities	135,053	143,496
Shares	16,162	15,736
Participating interests	2,546	2,166
Property and equipment	7,051	6,926
Goodwill and other acquired intangible assets	6,045	6,399
Other assets	15,753	15,194
Prepayments and accrued interest	6,557	8,309

	565,039	562,478

Liabilities
Banks	110,887	95,884
Professional securities transactions	48,517	50,178
Total customer accounts	241,349	239,283
Debt securities	71,688	71,209
Other liabilities	33,320	45,503
Accruals and deferred income	10,014	9,222
Provisions	11,508	14,098

	527,283	525,377
Subordinated debt	13,900	14,278
Minority interests	1,543	1,427
Guaranteed preferred beneficial interest in subsidiaries [1]	2,170	2,383
Shareholders’ equity	20,143	19,013

Total liabilities and shareholders equity	565,039	562,478

(1)

In 2003, guaranteed preferred beneficial interest in subsidiaries represents the 7.125% Noncumulative Guaranteed Trust Preferred Securities, 5.900% Noncumulative Guaranteed Trust Preferred Securities and 6.250% Noncumulative Guaranteed Trust Preferred Securities (the “Trust Preferred Securities”) issued respectively by ABN AMRO Capital Funding Trust II, ABN AMRO Capital Funding Trust V and ABN AMRO Capital Funding Trust VI (the “Trusts”), indirect wholly-owned subsidiaries of ABN AMRO Holding. The sole assets of the Trusts are Noncumulative Guaranteed Class B Preferred Securities (the “Class B Preferred Securities”) of ABN AMRO Capital Funding LLC II, ABN AMRO Capital Funding LLC V and ABN AMRO Capital Funding LLC VI, indirect wholly-owned subsidiaries of ABN AMRO Holding, and the maturities and interest on the Class B Preferred Securities match those of the Trust Preferred Securities. The Trust Preferred Securities and the Class B Preferred Securities pay interest quarterly in arrears and are redeemable only upon the occurrence of certain events specified in the documents governing the terms of those securities. Subject to limited exceptions, the earliest date that the Class B Preferred Securities can be redeemed is April 1, 2004 with respect ABN AMRO Capital Funding Trust II, July 3, 2008 with respect ABN AMRO Capital Funding Trust V, and September 30, 2008 with respect ABN AMRO Capital Funding Trust VI. The Trust Preferred Securities and the Class B Preferred Securities are each subject to a full and unconditional guarantee of ABN AMRO Holding. In terms of dividend and liquidation rights, the Trust Preferred Securities are comparable to ABN AMRO Holding preference shares.

In 2002, guaranteed preferred beneficial interest in subsidiaries represents the 7.5% Noncumulative Guaranteed Trust Preferred Securities and the 7.125% Noncumulative Guaranteed Trust Preferred Securities (the “Trust Preferred Securities”) issued respectively by ABN AMRO Capital Funding Trust I and ABN AMRO Capital Funding Trust II (the “Trusts”), indirect wholly-owned subsidiaries of ABN AMRO Holding. The sole assets of the Trusts are Noncumulative Guaranteed Class B Preferred Securities (the “Class B Preferred Securities”) of ABN AMRO Capital Funding LLC I and ABN AMRO Capital Funding LLC II,

ABN AMRO HOLDING N.V.

     NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

indirect wholly-owned subsidiaries of ABN AMRO Holding, and the maturities and interest on the Class B Preferred Securities match those of the Trust Preferred Securities. The Trust Preferred Securities and the Class B Preferred Securities pay interest quarterly in arrears and are redeemable only upon the occurrence of certain events specified in the documents governing the terms of those securities. Subject to limited exceptions, the earliest date that the Class B Preferred Securities can be redeemed is September 30, 2003 with respect to ABN AMRO Capital Funding Trust I and April 1, 2004 with respect to ABN AMRO Capital Funding Trust II. The Trust Preferred Securities and the Class B Preferred Securities are each subject to a full and unconditional guarantee of ABN AMRO Holding. In terms of dividend and liquidation rights, the Trust Preferred Securities are comparable to ABN and AMRO Holding preference shares.

Consolidated Income Statement including Significant U.S. GAAP Adjustments

     The following Consolidated Income Statement illustrates the effect of the reconciling items under U.S. GAAP based on the Dutch GAAP income statement.

Consolidated income statement adjusted for U.S. GAAP	2003	2002	2001

Revenue
Interest revenue	23,132	27,099	34,837
Interest expense	13,806	17,525	24,923

Net interest revenue	9,326	9,574	9,914
Provision for loan losses	1,274	1,695	1,426

Net interest revenue after provision for loan losses	8,052	7,879	8,488
Revenue from securities and participating interests	269	369	1,360
Commission revenue	5,160	5,421	5,793
Commission expense	696	782	579

Net commissions	4,464	4,639	5,214
Results from financial transactions	1,357	2,660	1,581
Net gains from available for sales securities	1,034	288	281
Other revenue	2,348	2,101	1,346

Total non interest revenue	9,472	10,057	9,782

Total revenue	17,524	17,936	18,270

Expenses
Staff costs	7,091	7,162	7,875
Other administrative expenses	4,428	5,068	6,261

Administrative expenses	11,519	12,230	14,136
Depreciation	978	993	945
Goodwill and other acquired intangible related amortization and expense	60	1,002	1,112

Operating expenses	12,557	14,225	16,193
Operating profit before taxes	4,967	3,711	2,077
Taxes	1,594	1,393	479

Group profit after taxes	3,373	2,318	1,598
Minority interests	254	208	252

Net profit	3,119	2,110	1,346

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

      (o) Comprehensive Income

     Effective January 1, 1998, ABN AMRO adopted Statement 130 “Reporting Comprehensive Income”, which establishes rules for the reporting and display of comprehensive income and its components. Its components and accumulated other comprehensive income amounts for the three-year period ended December 31, 2003 are summarized as follows:

	Currency Translation Adjustment	Unrealized Gains in Investment Portfolios	Cash Flow Hedges	Pensions	Accumulated Other Comprehensive Income	Comprehensive Income

Balance December 31, 2000	180	92			272
Net Income						1,346
Currency translation adjustment (net of EUR
66 million tax credit)	(166)				(166)
Unrealized gains arising during the year (net of
EUR 10 million tax credit)		(66)	71		5
Less: reclassification adjustment for gains
realized in net income (net of EUR 100
million tax expense)	(69)	146	40		117
Cumulative effect of change in accounting
principle (net of EUR 80 million tax
credit)		269	(120)		149
Other comprehensive income						105

Comprehensive income						1,451

Balance December 31, 2001	(55)	441	(9)		377
Net Income						2,110
Currency translation adjustment (net of EUR
1,565 million tax credit)	(2,887)	17	19		(2,851)
Unrealized gains arising during the year (net of
EUR 231 million tax credit)		(208)	(298)		(506)
Less: reclassification adjustment for gains
realized in net income (net of EUR 247
million tax expense)		227	115		342
Equity for additional provision liability (net of
EUR 198 million tax credit)				(374)	(374)
Other comprehensive income						(3,389)

Comprehensive income						(1,279)

Balance December 31, 2002	(2,942)	477	(173)	(374)	(3,012)
Net Income						3,119
Currency translation adjustment (net of EUR
216 million tax credit)	(1,148)	(38)	31		(1,155)
Unrealized gains arising during the year (net of
EUR 115 million tax credit)		(499)	(18)		(517)
Less: reclassification adjustment for gains
realized in net income (net of EUR 225
million tax expense)		428			428
Cumulative effect of change in accounting
principle (net of EUR 7 million tax expense)				14	14
Other comprehensive income						(1,230)

Comprehensive income						1,889

Balance December 31, 2003	(4,090)	368	(160)	(360)	(4,242)

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

      (p) Earnings per Share under U.S. GAAP

     Basic EPS is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding. Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares that were outstanding during the period.

     The computation of basic and diluted EPS for the years ended December 31, 2003, 2002 and 2001 are presented in the following table:

Computation of earnings per share	2003	2002	2001

	(In millions of euros, except Per Share Data)
Net profit	3,119	2,110	1,346
Dividends on Preference Shares	45	46	46

Net profit applicable to Ordinary Shares	3,074	2,064	1,300
Dividends on Convertible Preference Shares	—	1	1

Net profit adjusted for diluted computation	3,074	2,065	1,301

Weighted-Average Ordinary Shares Outstanding	1,610.2	1,559.3	1,515.2
Dilutive Effect of Staff Options	0.0	0.0	1.8
Convertible Preference Shares	0.0	2.1	2.7
Performance Share Plan	4.9	3.9	2.9

Adjusted Diluted Computation	1,615.1	1,565.2	1,522.7

Basic Earnings Per Share	1.91	1.32	0.86
Diluted Earnings Per Share	1.90	1.32	0.85

      (q) Supplemental Condensed Information

     The following consolidating information presents condensed balance sheets as at December 31, 2003, 2002 and 2001 and condensed statements of income and cash flows for the years ended December 31, 2003, 2002, 2001 and 2000 of Holding Company, Bank Company and its subsidiaries. These statements are prepared in accordance with Dutch GAAP. The significant differences between Dutch and U.S. GAAP as they affect Holding Company, Bank Company and its subsidiaries are set out below.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

Supplemental Condensed Balance Sheet

      The condensed balance sheets as at December 31, 2003 and 2002 are presented in the following tables:

Condensed balance sheet as at December 31, 2003	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Assets
Cash		9,184	3,550		12,734
Short-dated government paper		5,868	3,372		9,240
Banks	437	84,046	50,280	(75,963)	58,800
Loans		174,163	150,391	(27,711)	296,843
Interest-bearing securities	20	112,543	23,844	(4,366)	132,041
Shares		4,163	12,082		16,245
Participating interests	12,656	17,024	1,420	(28,471)	2,629
Property and equipment		2,390	4,814		7,204
Other assets		8,949	7,599		16,548
Prepayments and accrued interest	8	4,896	3,257	(8)	8,153

Total assets	13,121	423,226	260,609	(136,519)	560,437

Liabilities
Banks		109,969	85,748	(84,830)	110,887
Client accounts	21	222,746	85,951	(18,852)	289,866
Debt securities		33,168	42,886	(4,366)	71,688
Other liabilities	53	22,944	10,210		33,207
Accruals and deferred income		7,589	4,251		11,840
Provisions		1,087	10,059		11,146
Fund for general banking risk		1,143			1,143
Subordinated debt		11,924	1,976		13,900
Minority interests			3,713		3,713
Shareholders’ equity	13,047	12,656	15,815	(28,471)	13,047

Total liabilities and shareholders equity	13,121	423,226	260,609	(136,519)	560,437

Reconciliations to U.S. GAAP
Shareholders’ equity as reported in the Condensed
Balance Sheet	13,047	12,656	15,815	(28,471)	13,047

U.S. GAAP Adjustments:
Goodwill and Acquired Intangible Assets		1,043	4,795		5,838
Debt restructuring		58			58
Investment portfolio securities		2,667	517		3,184
Other than temporary impairment			(83)		(83)
Participating interests		(83)			(83)
Property		(81)	(72)		(153)
Employee incentive plans		94			94
Contingencies			144		144
Derivatives		(5)	(482)		(487)
Mortgage banking activities			105		105
Internal use software
Taxes		(1,268)	(253)		(1,521)
Dividends
Reconciling items subsidiaries (net)	7,096	4,671		(11,767)

Shareholders’ equity under U.S. GAAP	20,143	19,752	20,486	(40,238)	20,143

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

Condensed balance sheet as at December 31, 2002	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Assets
Cash		6,899	2,556		9,455
Short-dated government paper		2,055	1,846		3,901
Banks	458	73,921	60,293	(92,748)	41,924
Loans		173,243	171,730	(34,070)	310,903
Interest-bearing securities	15	114,830	31,338	(4,689)	141,494
Shares		3,856	11,880		15,736
Participating interests	10,665	16,603	1,376	(26,478)	2,166
Property and equipment		2,560	4,422		6,982
Other assets		8,553	6,595		15,148
Prepayments and accrued interest	1	4,927	3,382	(1)	8,309

Total assets	11,139	407,447	295,418	(157,986)	556,018

Liabilities
Banks		102,672	90,110	(96,873)	95,884
Client accounts	15	210,880	109,151	(30,585)	289,461
Debt securities		35,123	40,775	(4,689)	71,209
Other liabilities	43	27,275	17,701	639	45,682
Accruals and deferred income		5,573	4,547		10,120
Provisions		2,013	11,225		13,238
Fund for general banking risk		1,255			1,255
Subordinated debt		11,991	2,286		14,278
Minority interests			3,810		3,810
Shareholders’ equity	11,081	10,665	15,813	(26,478)	11,081

Total liabilities and shareholders equity	11,139	407,447	295,418	(157,986)	556,018

Reconciliations to U.S. GAAP
Shareholders’ equity as reported in the
Condensed Balance Sheet	11,081	10,665	15,813	(26,478)	11,081

U.S. GAAP Adjustments:
Goodwill and Acquired Intangible Assets		1,418	4,981		6,399
Debt restructuring		(49)			(49)
Investment portfolio securities		2,607	342		2,949
Property		(90)	(57)		(147)
Post-employment benefits		(17)			(17)
Employee incentive plans		133			133
Derivatives		592	(629)		(37)
Mortgage banking activities			122		122
Internal use software		67	24		91
Taxes		(1,234)	(324)		(1,558)
Dividends	46				46
Reconciling items subsidiaries (net)	7,886	4,459		(12,345)

Shareholders’ equity under U.S. GAAP	19,013	18,551	20,272	(38,823)	19,013

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

Supplemental Condensed Statement of Income

     The condensed statements of income for the years ended December 31, 2003, 2002 and 2001 are presented in the following tables:

Condensed income statement for the year ended December 31, 2003	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net interest revenue	5	4,348	5,370		9,723
Results from consolidated subsidiaries	3,159	2,185		(5,344)	0
Net commissions		1,662	2,802		4,464
Results from financial transactions		1,576	417		1,993
Other revenue		239	2,374		2,613

Total revenue	3,164	10,010	10,963	(5,344)	18,793
Operating expenses	2	5,847	6,736		12,585
Provision for loan losses		656	618		1,274
Value adjustments to financial fixed assets		11	5		16

Operating profit before taxes	3,162	3,496	3,604	(5,344)	4,918
Taxes	1	337	1,165		1,503
Extraordinary results (net)
Minority interests			254		254

Net profit	3,161	3,159	2,185	(5,344)	3,161

Reconciliations to U.S. GAAP
Net Profit under Dutch GAAP	3,161	3,159	2,185	(5,344)	3,161

U.S. GAAP Adjustments:
Goodwill and Acquired Intangible Assets			(60)		(60)
Debt restructuring
Investment portfolio securities		848	(150)		698
Other than temporary impairment			(83)		(83)
Property		43			43
Post-employment benefits		17			17
Employee incentive plans		(28)			(28)
Contingencies		0	147		147
Derivatives		(674)	76		(598)
Mortgage banking activities			4		4
Internal use software		(66)	(25)		(91)
Taxes		(62)	(29)		(91)
Reconciling items subsidiaries (net)	(42)	(120)		162

Net profit under U.S. GAAP	3,119	3,117	2,065	(5,182)	3,119

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

Condensed income statement for the year ended December 31, 2002	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net interest revenue	14	3,954	5,877		9,845
Results from consolidated subsidiaries	2,199	2,270		(4,469)
Net commissions		1,669	2,970		4,639
Results from financial transactions		1,217	260		1,477
Other revenue		66	2,253		2,319

Total revenue	2,213	9,176	11,360	(4,469)	18,280
Operating expenses	2	5,621	7,200		12,823
Provision for loan losses		934	761		1,695
Value adjustments to financial fixed assets		38	11		49

Operating profit before taxes	2,211	2,583	3,388	(4,469)	3,713
Taxes	4	187	902		1,093
Extraordinary results (net)		(197)	(8)		(205)
Minority interests			208		208

Net profit	2,207	2,199	2,270	(4,469)	2,207

Reconciliations to U.S. GAAP
Net Profit under Dutch GAAP	2,207	2,199	2,270	(4,469)	2,207

U.S. GAAP Adjustments:
Goodwill and Acquired Intangible Assets		(290)	(712)		(1,002)
Debt restructuring		(17)			(17)
Investment portfolio securities		1,090	97		1,187
Property		10	3		13
Post-employment benefits		6			6
Employee incentive plans		82			82
Contingencies		(44)	(10)		(54)
Derivatives		372	(293)		79
Mortgage banking activities			151		151
Internal use software		(89)	(33)		(122)
Taxes		(505)	85		(420)
Reconciling items subsidiaries (net)	(97)	(712)		809

Net profit under U.S. GAAP	2,110	2,102	1,558	(3,660)	2,110

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

Condensed income statement for the year ended December 31, 2001	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net interest revenue	20	3,893	6,177		10,090
Results from consolidated subsidiaries	3,218	3,133		(6,351)
Net commissions		1,753	3,461		5,214
Results from financial transactions		1,265	287		1,552
Other revenue		162	1,816		1,978

Total revenue	3,238	10,206	11,741	(6,351)	18,834
Operating expenses	2	6,161	7,608		13,771
Provision for loan losses		626	800		1,426
Value adjustments to financial fixed assets		21	3		24

Operating profit before taxes	3,236	3,398	3,330	(6,351)	3,613
Taxes	6	85	907		998
Extraordinary results (net)		(95)	962		867
Minority interests			252		252

Net profit	3,230	3,218	3,133	(6,351)	3,230

Reconciliations to U.S. GAAP
Net Profit under Dutch GAAP	3,230	3,218	3,133	(6,351)	3,230

U.S. GAAP Adjustments:
Goodwill and Acquired Intangible Assets		(84)	(1,028)		(1,112)
Investment portfolio securities		144	(15)		129
Property		9	3		12
Pension costs		(322)	15		(307)
Post-retirement benefits		(20)	1		(19)
Post-employment benefits		6			6
Employee incentive plans		98			98
Contingencies		(429)	(396)		(825)
Derivatives		(51)	(80)		(131)
Mortgage banking activities			(17)		(17)
Internal use software		(76)	(51)		(127)
Sale of participation			(57)		(57)
Taxes		233	233		466
Reconciling items subsidiaries (net)	(1,884)	(1,392)		3,276

Net Profit under U.S. GAAP	1,346	1,334	1,741	(3,075)	1,346

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

Supplemental Statement of Cash Flow

     The condensed statements of cash flow for the years ended December 31, 2003, 2002 and 2001 are presented in the following tables:

Condensed statement of cash flow 2003	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net cash flow from operations / banking activities	709	(1,449)	(280)	(974)	(1,994)
Net outflow of investment / sale of securities investment
portfolios		(740)	(3,016)		(3,756)
Net outflow of investment / sale of participating interests		(639)	(1,479)	1,472	(646)
Net outflow of expenditure / sale of property & equipment		(282)	(790)		(1,072)

Net cash flow from investment activities		(1,661)	(5,285)	1,472	(5,474)

Increase in group equity	(9)	1,472	1,290	(1,472)	1,281
Repayment of preference shares			(1,258)		(1,258)
Net increase (decrease) of subordinated debt		720	141		861
Net increase (decrease) of debentures and notes		4,816	4,374		9,190
Cash dividends paid	(700)	(639)	(550)	974	(915)

Net cash flow from financing activities	(709)	6,369	3,997	(498)	9,159

Cash flow	0	3,259	(1,568)		1,691

Condensed statement of cash flow 2002	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net cash flow from operations / banking activities	836	16,387	2,527	(958)	18,792
Net outflow of investment / sale of securities investment
portfolios		(19,429)	(2,458)		(21,887)
Net outflow of investment / sale of participating interests		(730)	(208)	739	(199)
Net outflow of expenditure / sale of property & equipment		(436)	(359)		(795)

Net cash flow from investment activities		(20,595)	(3,025)	739	(22,881)

Increase in group equity	106		739	(739)	106
Repayment of preference shares
Net increase (decrease) of subordinated debt	(300)	10	(560)		(850)
Net increase (decrease) of debentures and notes		(205)	1,671		1,466
Cash dividends paid	(652)	(664)	(641)	958	(999)

Net cash flow from financing activities	(846)	(859)	1,209	219	(277)

Cash flow	(10)	(5,067)	711		(4,366)

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

Condensed statement of cash flow 2001	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net cash flow from operations / banking activities	1,447	2,931	12,627	(1,280)	15,725
Net outflow of investment / sale of securities investment
portfolios		(10,642)	(11,348)		(21,990)
Net outflow of investment / sale of participating interests		(2,015)	(3,036)	1,826	(3,225)
Net outflow of expenditure / sale of property & equipment		(364)	(833)		(1,197)

Net cash flow from investment activities		(13,021)	(15,217)	1,826	(26,412)

Increase in group equity	(126)		1,826	(1,826)	(126)
Repayment of preference shares			(415)		(415)
Net increase (decrease) of subordinated debt	(747)	2,108	1,072		2,433
Net increase (decrease) of debentures and notes		6,293	1,569		7,862
Cash dividends paid	(684)	(728)	(976)	1,280	(1,108)

Net cash flow from financing activities	(1,557)	7,673	3,076	(546)	8,646

Cash flow	(110)	(2,417)	486		(2,041)

   LaSalle Funding LLC

     LaSalle Funding LLC may from time to time offer up to $2,500,000,000 aggregate principal amount of debt securities on terms determined at the time of sale, pursuant to a shelf registration statement on Form F-3 filed with the SEC. The notes will be unconditionally guaranteed by Holding and by Bank. In accordance with Regulation S-X of the SEC, Rule 3-10, LaSalle Funding LLC does not publish separate financial statements required for a registrant, as La Salle Funding LLC is an indirectly wholly-owned finance subsidiary of ABN AMRO Holding N.V., who fully and unconditionally guarantees such notes.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

46 Company balance sheet at December 31, 2003 after profit appropriation

Balance sheet ABN AMRO Holding N.V.	2003	2002

Assets
Banks [a]	437	458
Interest-earning securities [b]	20	15
Participating interests in group companies [c]	12,656	10,665
Prepayments and accrued income [e]	8	1

	13,121	11,139

Liabilities
Deposits and other client accounts	21	15
Other liabilities [d]	53	43
Accruals and deferred income [e]	0	0

	74	58
Share capital	1,732	1,704
Share premium account	2,549	2,543
Revaluation reserves	283	124
Reserves prescribed by law and articles of association	280	297
Other reserves	8,203	6,413

Shareholders’ equity	13,047	11,081
Own capital	13,047	11,081

	13,121	11,139

Company income statement for 2003

Income statement ABN AMRO Holding N.V.	2003	2002	2001

Profits of participating interests after taxes	3,159	2,199	3,218
Other profit after taxes	2	8	12

Net profit	3,161	2,207	3,230

Drawn up in accordance with section 2:402 of the Netherlands Civil Code.

Letters stated against items refer to the notes.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

Notes to the company balance sheet and income statement
(all amounts are in millions of euros)

     a Banks

        This item includes call loans to and other interbank relations with group companies.

     b Interest-earning securities

        The amount included in this item represents securitized receivables, such as commercial paper.

     c Participating interests in group companies

      Dividends payable by ABN AMRO Bank N.V to ABN AMRO Holding N.V. amounted to EUR 677 million (2002: EUR 639 million). Dividends received by ABN AMRO Bank N.V. from subsidiaries amounted to EUR 335 million (2002: EUR 294 million).

	2003	2002	2001

Development:
Opening balance	10,665	11,817	12,602
Movements (net)	1,991	(1,152)	(785)

Closing balance	12,656	10,665	11,817

     d Other liabilities

       This item includes those amounts which are not of an accrued or deferred nature or which cannot be classified with any other balance sheet item. This concerns, for example, interest receivable.

     e Prepayments and accrued income and accruals and deferred income

      These items include revenue and expenses recognized in the period under review, the actual receipt or payment of which falls in a different period.

     f Share capital and reserves

       For details refer to note 16.

     g Guarantees

        ABN AMRO Holding N.V. guarantees all liabilities of ABN AMRO Bank N.V.

Amsterdam, 12 March 2004

Supervisory Board	Managing Board

A.A. Loudon	R.W.J. Groenink
M.C. van Veen	W.G. Jiskoot
W. Dik	T. de Swaan
A. Burgmans	J. Ch. L. Kuiper
D.R.J. Baron de Rothschild	C.H.A. Collee
Mrs L.S. Groenman	H.Y. Scott-Barrett
Mrs T.A. Maas-de Brouwer
A.C. Martinez
M.V. Pratini de Moraes
P. Scaroni
Lord Sharman of Redlynch

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

47 Major subsidiaries and participating interests

     Unless otherwise stated, the Bank’s interest is 100% or almost 100%, on 12 March 2004. Those major subsidiaries and participating interests that are not 100% consolidated but are accounted for under the equity method (a) or proportionally consolidated (b) are so identified.

ABN AMRO Bank N.V., Amsterdam

   Netherlands

AAGUS Financial Services Group N.V., Amersfoort (67%)
AA Interfinance B.V., Amsterdam
ABN AMRO Assurantie Holding B.V., Zwolle
ABN AMRO Bouwfonds N.V., Hoevelaken (voting right 50%)
ABN AMRO Effecten Compagnie B.V., Amsterdam
ABN AMRO Mellon Global Securities B.V., Amsterdam (50%)(b)
ABN AMRO Participaties B.V., Amsterdam
ABN AMRO Projectontwikkeling B.V., Amsterdam
ABN AMRO Trustcompany (Nederland) B.V., Amsterdam
ABN AMRO Ventures B.V., Amsterdam
Amstel Lease Maatschappij N.V., Utrecht
Delta Lloyd ABN AMRO Verzekeringen Holding B.V., Zwolle (49%)(a)
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
     ABN AMRO Asset Management (Deutschland) A.G., Frankfurt am Main
ABN AMRO Bank (Luxembourg) S.A., Luxembourg
      ABN AMRO Investment Funds S.A., Luxembourg
      ABN AMRO Trust Company (Luxembourg) S.A., Luxembourg
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

ABN AMRO HOLDING N.V.

     NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

ABN AMRO Stockbrokers (Ireland) Ltd., Dublin
ABN AMRO Trust Company (Jersey) Ltd., St. Helier
ABN AMRO Trust Company (Suisse) S.A., Geneva
Alfred Berg Holding A/B, Stockholm
Antonveneta ABN AMRO Societa di Gestione del Risparmio SpA, Milan (45%)(a)
Artemis Investment Management Ltd, Edinburgh (58%)
Banca Antonveneta SpA, Padova (13%)(a)
Capitalia SpA, Roma (9%)(a)
CM Capital Markets Brokerage S.A., Madrid (45%)(a)
Delbrück & Co., A.G., Cologne
Hoare Govett Ltd., London
Kereskedelmi és Hitelbank Rt., Budapest (40%)(a)

   Middle East

Saudi Hollandi Bank, Riyadh (40%)(a)

Rest of Asia

ABN AMRO Asia Ltd., Hong Kong
ABN AMRO Asia Corporate Finance Ltd., Hong Kong
ABN AMRO Asia Futures Ltd., Hong Kong
ABN AMRO Asia Securities Plc., Bangkok (40%)(a)
ABN AMRO Asset Management (Asia) Ltd., Hong Kong
ABN AMRO Asset Management (Japan) Ltd., Tokyo
ABN AMRO Asset Management (Singapore) Ltd., Singapore
ABN AMRO Asset Management (Taiwan) Ltd., Taïpeh
ABN AMRO Bank Berhad, Kuala Lumpur
ABN AMRO Bank (Kazakhstan) Ltd, Almaty (80%)
ABN AMRO Bank N.B., Uzbekistan A.O., Tashkent (58%)
ABN AMRO Bank (Philippines) Inc., Manilla
ABN AMRO Central Enterprise Services Private Ltd., Mumbai
ABN AMRO Management Services (Hong Kong) Ltd., Hong Kong
ABN AMRO Securities (India) Private Ltd., Mumbai (75%)
ABN AMRO Securities (Japan) Ltd., Tokyo
Bank of Asia, Bangkok (81%)
PT ABN AMRO Finance Indonesia, Jakarta (70%)

Australia

ABN AMRO Australia Ltd., Sydney
     ABN AMRO Asset Management (Australia) Ltd., Sydney
      ABN AMRO Asset Securitisation Australia Pty Ltd., Sydney
      ABN AMRO Corporate Finance Australia Ltd., Sydney
      ABN AMRO Equities Australia Ltd., Sydney
            ABN AMRO Securities Australia Ltd., Sydney
ABN AMRO Equities Capital Markets Australia Ltd., Sydney

New Zealand

ABN AMRO New Zealand Ltd., Auckland

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

North America

ABN AMRO Bank (Mexico) S.A., Mexico City
ABN AMRO North America Holding Company, Chicago
       (holding company, voting right 100%, equity participation 89%)
       LaSalle Bank Corporation, Chicago
            LaSalle Bank N.A., Chicago
                ABN AMRO Financial Services, Inc., Chicago
                ABN AMRO Asset Management (USA) LLC, Chicago
                LaSalle Business Credit, Inc., Chicago
           Standard Federal Bank N.A. Troy
                ABN AMRO Mortgage Group, Inc., Chicago
      ABN AMRO WCS Holding Company, New York
          ABN AMRO Advisory, Inc., Chicago (81%)
          ABN AMRO Commodity Finance, Inc., Chicago
          ABN AMRO Capital (USA) Inc., Chicago
          ABN AMRO Leasing, Inc., Chicago
          ABN AMRO Incorporated, Chicago
                ABN AMRO Sage Corporation, San Francisco
                ABN AMRO Rothschild LLC, New York (50%)(b)
      ABN AMRO Asset Management Holdings, Inc., Chicago
           ABN AMRO Asset Management (USA) Inc., Chicago
           Montag & Caldwell, Inc., Atlanta

Latin America and the Caribbean

ABN AMRO Asset Management Argentina Sociedad Gerente de FCI S.A., Buenos Aires
ABN AMRO Asset Management (Curaçao) N.V., Willemstad
ABN AMRO Asset Management Ltda., São Paulo
ABN AMRO Bank (Chile) S.A., Santiago de Chile
ABN AMRO Bank (Colombia) S.A., Bogota
ABN AMRO Brasil Participaçôes Financeiras S.A., São Paulo
ABN AMRO (Chile) Seguros Generales S.A., Santiago de Chile
ABN AMRO (Chile) Seguros de Vida S.A., Santiago de Chile
ABN AMRO Trust Company (Curaçao) N.V., Willemstad Banco
ABN AMRO Real S.A., São Paulo (86%)
     Banco Sudameris Brasil S.A., São Paulo (81%)
Banco do Estado de Pernambuco S.A., Recife (86%)
Real Paraguaya de Seguros S.A., Asunción
Real Previdência e Segures S.A., São Paulo
Real Uruguaya de Seguros S.A., Montevideo

     The list of participating interests under which statements of liability have been issued has been filed at the Amsterdam Chamber of Commerce.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

48 Post Balance Sheet Events

     There are no post balance sheet events.

49 Stipulations of the articles of association with respect to profit appropriation

     Profit is appropriated in accordance with article 37 of the articles of association. The main stipulations with respect to classes and series of shares currently in issue are as follows:

  The holders of preference shares will receive a dividend of EUR 0.12432 per share, representing 5.55% of the face value. As of January 1, 2011, and every ten years thereafter, the dividend will be adjusted in line with the average redemption yield on the five longest-dated government loans, plus an increment of no less than 0.25 of a percentage point and no more than one percentage point (article 37.2.a.2.).

  The holders of preference shares that were formerly convertible into ordinary shares will receive a dividend of EUR 0.95 per share, representing 3.32% of the amount paid on each share. As of January 1, 2014, the dividend on such shares will be adjusted in line with the redemption yield on government loans with an original or remaining term to maturity of nine to ten years, plus an increment or less a reduction of no more than one percentage point (article 37.2.b.4. and b.3.).

  No profit distributions will be made to holders of preference shares in excess of the maxima defined above (article 37.2.a.6.).

  From the profit remaining after these distributions, such appropriations will be made to reserves as may be determined by the Managing Board with the approval of the Supervisory Board (article 37.2.b.).

  The balance then remaining will be paid out as ordinary share dividend (article 37.2.c.).

  The Managing Board can make the ordinary share dividend payable, at the shareholders’ option, either in cash or entirely or partly in the form of ordinary or preference shares (article 37.3.).

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

(1)	Normal circumstances shall be understood to mean a situation where the independence and/or continuity of ABN AMRO Holding N.V. is not threatened.
(2)	Extraordinary circumstances shall be understood to mean a situation where the independence and/or continuity of ABN AMRO Holding N.V. or its related companies is threatened. Examples include a public offer for the bank’s shares or an imminent offer, or the existence of a substantial interest in the bank’s capital without the approval of the Managing Board and the Supervisory Board.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

     Subject to certain exceptions, upon the issuance of ordinary shares and convertible preference shares, holders of ordinary shares have pre-emptive rights in proportion to their holdings. Upon the issuance of convertible preference shares, subject to certain limitations, holders of convertible preference shares have pre-emptive rights in proportion to their holdings.

      In the event of the dissolution and liquidation of ABN AMRO Holding N.V., the assets remaining after payment of all debts are distributed first to the holders of preference shares and (formerly convertible) preference shares on a pro rata basis, in an amount equal to all dividends accrued from the beginning of the most recent full financial year through the date of payment and then the face value of the preference shares or the amount paid in on the convertible preference shares respectively, and thirdly to the holders of ordinary shares on a pro rata basis.

     (a) Proposed profit appropriation

     Appropriation of net profit pursuant to article 37.2 and 37.3 of the articles of association

	2003	2002	2001

Dividends on preference shares	45	45	45
Dividends on convertible preference shares	0	1	1
Addition to reserves	1,572	745	1,810
Dividends on ordinary shares	1,544	1,416	1,374

	3,161	2,207	3,230

THIS PAGE INTENTIONALLY LEFT BLANK

EXHIBIT INDEX

Sequentially numbered pages

Exhibit Number	Description of Exhibit

1.1**	English translation of the Articles of Association of ABN AMRO Holding N.V.
1.2*	English translation of the Articles of Association of ABN AMRO Bank N.V.
1.3*	English translation of the Constitutional Documents of Stichting Administratiekantoor ABN AMRO
Holding
2.1*	Amended and Restated Deposit Agreement dated as of May 20, 1997 between ABN AMRO Holding
N.V. and Morgan Guarantee Trust Company of New York (succeeded through merger by JPMorgan
Chase Bank), as Depositary
2.2*	Form of American Depositary Receipt
2.3	Amended and Restated Trust Agreement of ABN AMRO Capital Funding Trust V, dated July 3, 2003, among the Regular Trustees named therein, The Bank of New York (Delaware), as Delaware trustee, BNY Midwest Trust Company, as property trustee, LaSalle Funding LLC, as sponsor, and ABN AMRO Holding N.V., as guarantor.
2.4***	Amended and Restated Trust Agreement of ABN AMRO Capital Funding Trust VI, dated September 30, 2003, among the Regular Trustees named therein, The Bank of New York (Delaware), as Delaware trustee, BNY Midwest Trust Company, as property trustee, LaSalle Funding LLC, as sponsor, and ABN AMRO Holding N.V., as guarantor.
2.5****	Amended and Restated Trust Agreement of ABN AMRO Capital Funding Trust VII, dated February 18, 2004, among the Regular Trustees named therein, The Bank of New York (Delaware), as Delaware trustee, BNY Midwest Trust Company, as property trustee, LaSalle Funding LLC, as sponsor, and ABN AMRO Holding N.V., as guarantor.
4.1*	Service Agreement and Compensatory Arrangements between Registrants and Members of the
Managing Board
7.1	Statement regarding computation of ratio of earnings to fixed charges
8.1*****	List of Subsidiaries
12.1	Certification by the Chairman of the Managing Board pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section
906 of the Sarbanes-Oxley Act
14.1	Consent of Ernst & Young Accountants, independent auditors

*	Previously filed as an exhibit to, or incorporated by reference as indicated in, our annual report on Form 20-F for the year ended December 31, 2002 filed on March 28, 2003.

**	Previously filed under cover of Form 6-K on August 18, 2003.

***	Previously filed under cover of Form 6-K on October 2, 2003.

****	Previously filed under cover of Form 6-K on February 19, 2004.

*****	Incorporated herein by reference to Note 47 to our consolidated financial statements included herein.