Form 20-F
period 2004-12-31
ABN AMRO HOLDING N V
filed 2005-03-29
CIK 1038727

As filed with the Securities and Exchange Commission on March 29, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14624

ABN AMRO HOLDING N.V.
(Exact name of registrant as specified in its charter)
THE NETHERLANDS
(Jurisdiction of incorporation or organization)
Gustav Mahlerlaan 10, 1082 PP Amsterdam
The Netherlands
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:
Name of Each Exchange on Which
Title of Each Class	Registered

Ordinary Shares of ABN AMRO Holding N.V. (1)	New York Stock Exchange
American Depositary Shares, each representing one Ordinary Share of ABN AMRO Holding N.V	New York Stock Exchange
Guarantee of 5.90% Non-cumulative Guaranteed Trust Preferred Securities
of ABN AMRO Capital Funding Trust V	New York Stock Exchange
Guarantee of 6.25% Non-cumulative Guaranteed Trust Preferred Securities
of ABN AMRO Capital Funding Trust VI	New York Stock Exchange
Guarantee of 6.08% Non-cumulative Guaranteed Trust Preferred Securities
of ABN AMRO Capital Funding Trust VII	New York Stock Exchange

(1)	Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding shares of ABN AMRO Holding N.V.’s classes of capital or common stock as of December 31, 2004, was:

Number of Shares
Title of Class	Outstanding

Ordinary Shares (€ 0.56)	1,669,202,217
Convertible Financing Preference Shares (€ 0.56)	1,369,815,864
Formerly Convertible Preference Shares (€ 2.24)	44,988

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

	B.	Memorandum and Articles of Association	130
	C.	Material Contracts	135
	D.	Exchange Controls	135
	E.	Taxation	135
	F.	Dividends and Paying Agents	139
	G.	Statement by Experts	139
	H.	Documents on Display	139
	I.	Subsidiary Information	139

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		140

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		152

Item 13.	DEFAULTS, DIVIDEND, ARREARAGES AND DELINQUENCIES		152

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		152

Item 15.	CONTROLS AND PROCEDURES		152

Item 16.	[RESERVED]		152

Item 16A.		AUDIT COMMITTEE FINANCIAL EXPERT	152

Item 16B.		CODE OF ETHICS	152

Item 16C.		PRINCIPAL ACCOUNTANT FEES AND SERVICES	153

Item 16D.		EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	153

Item 16E.		PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	153

Item 17.	FINANCIAL STATEMENTS		155

Item 18.	FINANCIAL STATEMENTS		155

Item 19.	EXHIBITS		155

SIGNATURES			156

FINANCIAL STATEMENTS			F-1

THIS PAGE INTENTIONALLY LEFT BLANK

CERTAIN DEFINITIONS

     As used herein, “Holding” means ABN AMRO Holding N.V. The terms “ABN AMRO,” “us,” “we,” “our company” or “the bank” refer to Holding and its consolidated subsidiaries. The “Bank” means ABN AMRO Bank N.V. and its consolidated subsidiaries.

      As used herein, “Euro” or “€” refers to Euros and “US$” or “$” refers to US dollars.

PRESENTATION OF INFORMATION

     Holding was incorporated under Dutch law on May 30, 1990. Holding owns all of the shares of the Bank, and itself has no material operations. Our consolidated financial statements include condensed financial information with respect to the Bank, which itself had total assets of € 608.6 billion as of December 31, 2004. As of that date and for the year then ended, the Bank accounted for approximately 100% of our consolidated assets, consolidated total revenue and consolidated net profit.

     Unless otherwise indicated, the financial information contained in this annual report on Form 20-F has been prepared in accordance with Dutch generally accepted accounting principles, or Dutch GAAP, which, as disclosed in Note 45 to our consolidated financial statements, vary in certain significant respects from accounting principles generally accepted in the United States, or US GAAP. This is the last year that we provide the financial information in accordance with Dutch GAAP. In our 2005 annual report, we will provide our consolidated financial statements in accordance with International Financial Reporting Standards or “IFRS.” In this report, we have provided, for the first time, certain unaudited summarized financial data in accordance with IFRS. See “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Changes in Accounting Rules - International Financial Reporting Standards,” “– Key Differences between Dutch GAAP and IFRS” and “– Summarized IFRS Financial Data.”

     All annual averages in this report are based on month-end figures. Management does not believe that these month-end averages present trends materially different than those that would be presented by daily averages.

     Certain figures in this document may not sum due to rounding. In addition, certain percentages in this document have been calculated using rounded figures.

EXCHANGE RATES

     The following table shows, for the years and months indicated, certain information regarding the Noon Buying Rate in the City of New York for cable transfers in Euros as certified for customs purposes by the Federal Reserve Bank of New York expressed in Euros per US dollar.

Period	At Period End (1)	Average Rate (2)	High	Low

	(Value of 1 US$ in Euro)
2000	1.06	1.09	1.20	0.97
2001	1.12	1.12	1.19	1.05
2002	0.95	1.06	1.16	0.95
2003	0.79	0.89	0.97	0.79
2004	0.74	0.81	0.85	0.73
September 2004	0.81	0.82	0.83	0.81
October 2004	0.78	0.80	0.81	0.78
November 2004	0.75	0.77	0.79	0.75
December 2004	0.74	0.75	0.76	0.73
January 2005	0.77	0.76	0.77	0.74
February 2005	0.75	0.77	0.78	0.75
March 2005 (through March 18, 2005)	0.75	0.75	0.76	0.74

(1)	The period-end rate is the Noon Buying Rate announced on the last day of the period.

(2)	The average rate for each yearly period is the average of the Noon Buying Rates on the last day of each month during the year. The average rate for each monthly period is the average of the Noon Buying Rates of each day of the month.

      The Noon Buying Rate on March 18, 2005, the latest practicable date, was 1 US$ = € 0.75.

     These rates are provided solely for your convenience and are not necessarily the rates used by us in preparation of our consolidated financial statements or in financial data included elsewhere in this report, such as the unaudited translation into US dollars of the figures as of or for the year ended December 31, 2004 provided for your convenience. We do not make any representation that amounts in US dollars have been, could have been, or could be converted into Euros at any of the above rates.

     A significant portion of our assets and liabilities are denominated in currencies other than the Euro. Accordingly, fluctuations in the value of the Euro relative to other currencies, such as the US dollar, can have an effect on our financial performance. See “Item 5. Operating and Financial Review and Prospects”. In addition, changes in the exchange rate between the Euro and the US dollar are reflected in the US dollar equivalent to the price of our Ordinary Shares on Euronext Amsterdam and, as a result, affect the market price of Holding’s American Depositary Shares, or American Depositary Shares, on the New York Stock Exchange. Cash dividends are paid by Holding in respect of Ordinary Shares in Euros, and exchange rate fluctuations will affect the US dollar amounts of the cash dividends received by holders of American Depositary Shares on conversion by JPMorgan Chase Bank of New York, the Depositary for the American Depositary Shares.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

     Certain statements included in this report are forward-looking statements. We also may make forward-looking statements in our other documents filed with the United States Securities and Exchange Commission (the “SEC”), invitations to annual shareholders’ meetings and other information sent to shareholders, offering circulars and prospectuses, press releases and other written materials. In addition, our senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “intend”, “will”, “should”, “anticipate”, “Value-at-Risk”, or by the use of similar expressions or variations on such expressions, or by the discussion of strategy or objectives. Forward-looking statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements.

     In particular, this report includes forward-looking statements relating but not limited to management objectives, implementation of our strategic initiatives, trends in results of operations, margins, costs, return on equity, and risk management, including our potential exposure to various types of risk including market risk, such as interest rate risk, currency risk and equity risk. For example, certain of the market risk disclosures are dependent on choices about key model characteristics, assumptions and estimates, and are subject to various limitations. By their nature, certain market risk disclosures are only estimates and could be materially different from what actually occurs in the future.

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
  changes or volatility in interest rates, foreign exchange rates (including the Euro-US dollar rate), asset prices, equity markets, commodity prices, inflation or deflation;
  the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;
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

     The forward-looking statements made in this report speak only as of the date of this report. We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report, and we do not assume any responsibility to do so. The reader should, however, consult any further disclosures of a forward-looking nature we may make in our annual reports on Form 20-F and our periodic reports on Form 6-K. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not required because this document is filed as an annual report.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not required because this document is filed as an annual report.

Item 3. KEY INFORMATION

A. Selected Financial Data

     The selected financial data set forth below have been derived from our audited consolidated financial statements for the periods indicated. Our consolidated financial statements for each of the five years ended December 31, 2004, 2003, 2002, 2001 and 2000 have been audited by Ernst & Young Accountants, independent auditors. The selected financial data is only a summary and should be read in conjunction with and are qualified by reference to our consolidated financial statements and notes thereto for 2004, 2003 and 2002 included elsewhere in this report and the information provided in “Item 5. Operating and Financial Review and Prospects”.

     Our financial statements have been prepared in accordance with Dutch GAAP, which varies in certain respects from US GAAP. For a discussion of the significant differences and a reconciliation of certain Dutch GAAP amounts to US GAAP, see Note 45 to our consolidated financial statements. For selected financial data in accordance with US GAAP, see “—Selected Financial Data in Accordance with US GAAP”.

     In our 2005 annual report, we will provide our consolidated financial statements in accordance with IFRS. In this report, we have provided, for the first time, certain unaudited summarized financial data in accordance with IFRS. See “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Changes in Accounting Rules – International Financial Reporting Standards,” “– Key Differences between Dutch GAAP and IFRS,” “– Summarized IFRS Financial Data” and “– Reconciliation between Dutch GAAP and IFRS.”

Selected Consolidated Income Statement Data

	For the Year Ended December 31,

	2004(1)	2004	2003	2002	2001	2000

	(in millions of US$)	(in millions of €, except per share data)
Net interest revenue	12,053	9,666	9,723	9,845	10,090	9,404
Net commissions	5,923	4,750	4,464	4,639	5,214	5,880
Results from financial
transactions	2,853	2,288	1,993	1,477	1,552	1,569
Other revenue	3,852	3,089	2,613	2,319	1,978	1,616

Total revenue	24,681	19,793	18,793	18,280	18,834	18,469
Operating expenses	17,067	13,687	12,585	12,823	13,771	13,202
Provision for loan losses	814	653	1,274	1,695	1,426	617
(Release from)/Addition to
Fund for general banking
risks	—	—	—	—	—	(32)
Operating profit before taxes	6,797	5,451	4,918	3,388	3,613	4,725
Net profit	5,124	4,109	3,161	2,207	3,230	2,498
Net profit attributable to
Ordinary Shares	5,070	4,066	3,116	2,161	3,184	2,419
Dividends on Ordinary Shares	2,076	1,665	1,589	1,462	1,374	1,345
Per Share Financial Data
Average number of Ordinary
Shares outstanding (in
millions)	—	1,657.6	1,610.2	1,559.3	1,515.2	1,482.6
Net profit per Ordinary Share
(in €)(2)	—	2.45	1.94	1.39	2.10	1.63
Fully diluted net profit per
Ordinary Share (in €)(2)	—	2.45	1.93	1.38	2.09	1.62
Dividend per Ordinary Share (in
€)(2)	—	1.00	0.95	0.90	0.90	0.90
Net profit per American
Depositary Share (in
US$) (2)(3)	—	3.06	2.21	1.48	1.87	1.50
Dividend per American
Depositary Share (in
US$) (2)(4)	—	1.27	1.09	0.92	0.80	0.78

(1)	Amounts in this column are unaudited. Solely for your convenience, Euro amounts have been translated into US dollars at an exchange rate of 1 US$ = € 0.80195, which is the rate equal to the average of the month-end rates for 2004.

(2)	Adjusted for increases in share capital, as applicable. See Note 40 to our consolidated financial statements for a description of the computation of earnings per ordinary share.

(3)	This item has been translated into US dollars at the rate equal to the average of the month-end rates for the applicable year.

(4)	Solely for your convenience, this item has been translated into US dollars at the applicable rate on the date of payment, other than for the 2004 final dividend, which has been translated into US dollars at the March 18, 2005 exchange rate of 1 US$ = € 0.75126, the latest practicable date for which information is available.

Selected Consolidated Balance Sheet Data

	At December 31,

	2004(1)	2004	2003	2002	2001	2000

	(in millions of US$)	(in millions of €, except per share data)
Assets
Banks	114,171	83,710	58,800	41,924	49,619	48,581
Loans	407,871	299,051	296,843	310,903	345,330	319,266
Interest-bearing securities	182,582	133,869	132,041	141,494	123,365	108,053
Total assets	830,091	608,623	560,437	556,018	597,363	543,169
Liabilities
Banks	181,031	132,732	110,887	95,884	107,843	101,510
Total customer accounts	400,378	293,557	289,866	289,461	312,364	279,549
Debt securities	113,101	82,926	71,688	71,209	72,495	60,283
Capitalization
Fund for general banking risks	1,567	1,149	1,143	1,255	1,381	1,319
Shareholders’ equity (2)	20,420	14,972	13,047	11,081	12,098	12,898
Minority interests	5,836	4,279	3,713	3,810	4,556	5,287
Subordinated debt	17,238	12,639	13,900	14,278	16,283	13,405

Group capital (2)	45,061	33,039	31,803	30,424	34,318	32,909
Per Share Financial Data
Ordinary Shares outstanding (in
millions)	—	1,669.2	1,637.9	1,585.6	1,535.5	1,500.4
Shareholders’ equity per
Ordinary Share (in €)(2)	—	8.51	7.47	6.47	7.34	8.03
Shareholders’ equity per
American Depositary Share
(in US$) (2)(3)	—	11.61	9.42	6.79	6.48	7.46

(1)	Amounts in this column are unaudited. Solely for your convenience, Euro amounts have been translated into US dollars at an exchange rate of 1 US$ = € 0.7332, the exchange rate on December 31, 2004.

(2)	Pursuant to a directive of the Dutch “Raad voor de Jaarverslaggeving” (Council for Annual Reporting), from January 1, 2003, we calculate shareholders’ equity before profit appropriation instead of after profit appropriation, which is how we used to present our financials. The consequence of this new directive is that the profit during the year will be added to shareholders’ equity for the full amount until shareholders have approved the proposed profit appropriation. To be able to compare on a like for like basis, we have re-presented shareholders’ equity, group capital and shareholders’ equity per share and per American Depositary Share as at December 31, 2002, 2001, and 2000 before profit appropriation.

(3)	This item has been translated into US dollars at the applicable year-end rate.

Selected Ratios

	At or For the Year Ended December 31,

	2004	2003	2002	2001	2000
Profitability Ratios	(in percentages)
Net interest margin (1)	1.7	1.8	1.7	1.7	1.7
Non-interest revenue to total revenue	51.2	48.3	46.1	46.4	49.1
Efficiency ratio (2)	69.2	67.0	71.9	73.1	71.5
Return on average total assets (3)	0.66	0.53	0.36	0.36	0.51
Return on average Ordinary Shareholders’ equity (4)	30.8	27.7	20.1	27.3	20.5
Capital Ratios
Average Ordinary Shareholders’ equity on average total assets	2.13	1.88	1.74	1.80	1.96
Dividend payout ratio (5)	40.8	49.0	64.7	42.9	55.2
Tier 1 capital ratio (6)	8.57	8.15	7.48	7.03	7.20
Total capital ratio (6)	11.26	11.73	11.54	10.91	10.39
Credit Quality Ratios (7)
Specific provision for loan losses (net) to private sector loans
(gross) (8)(9)	0.27	0.52	0.67	0.51	0.33
Specific provision for loan losses (net) to private and public sector
loans (gross) (8)(9)	0.26	0.51	0.65	0.48	0.31
Non-performing loans to private sector loans (gross) (8)(10)	1.73	2.08	2.44	2.21	2.05
Non-performing loans to private and public sector loans (gross) (8)(10)	1.68	2.03	2.37	2.10	1.94
Specific allowance for loan losses to private sector loans
(gross) (8)(11)	1.24	1.68	1.64	1.70	1.68
Specific allowance for loan losses to private and public sector loans
(gross) (8)(11)	1.21	1.64	1.60	1.61	1.59
Specific allowance for loan losses to non-performing loans
(gross) (11)	71.6	81.0	67.3	76.8	81.9
Write-offs to private sector loans (gross) (8)	0.49	0.56	0.68	0.44	0.63
Write-offs to private and public sector loans (gross) (8)	0.48	0.55	0.66	0.42	0.60
Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits (12)	2.97	2.65	1.82	1.95	1.76
Including interest on deposits (12)	1.40	1.36	1.19	1.18	1.14

(1)	Net interest revenue as a percentage of average interest earning assets.

(2)	Operating expenses as a percentage of net interest revenue and total non-interest revenue.

(3)	Net profit as a percentage of average total assets. Excludes extraordinary items in 2001 and 2000. Including such extraordinary items, the return on average total assets was 0.50 in 2001 and 0.42 in 2000.

(4)	Net profit attributable to Ordinary Shares as a percentage of average ordinary shareholders’ equity.

(5)	Dividend per Ordinary Share as a percentage of net profit per Ordinary Share. Includes extraordinary items in 2001 and 2000. Excluding such extraordinary items, the dividend payout ratio was 58.8 in 2001 and 44.1 in 2000.

(6)	Tier 1 capital and total capital as a percentage of risk-weighted assets under Bank for International Settlements guidelines. For more information on our capital ratios, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

(7)	Excludes specific provision for sovereign risk. (2004: € 13 million; 2003: € 34 million; 2002: € 14 million; 2001: € 84 million; 2000: € (197) million) as the exposure for this risk is primarily classified under securities and not under either private or public sector loans. See further explanation of the sovereign exposure in “Item 5. Operating and Financial Review and Prospects— Selected Statistical Information—Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses”.

(8)	Excludes professional securities transactions. (2004: € 59 billion; 2003: € 57 billion; 2002: € 56 billion; 2001: € 71 billion; 2000: € 59 billion) because these primarily consist of reverse repurchase agreements with no credit risk.

(9)	Excludes additions to and releases from the fund for general banking risks. (2004: € 0 million; 2003: € 0 million; 2002: € 0 million; 2001: € 0 million; 2000: € (32) million).

(10)	Non-performing loans are non-accrual loans and non-performing loans for which interest has been suspended. For more information on non-performing loans see “Item 5. Operating and Financial Review and Prospects—Selected Statistical Information—Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses—Non-performing Loans”.

(11)	Excludes the amount of the fund for general banking risks gross of tax (2004: € 1,754 million; 2003: € 1,745 million; 2002: € 1,931 million; 2001: € 2,125 million; 2000: € 2,029 million).

(12)	Deposits include banks and total customer accounts.

Selected Financial Data in Accordance with US GAAP

     The following financial data in accordance with US GAAP illustrate the effect of reconciling items under US GAAP based on the Dutch GAAP balance sheet and income statement.

	At or For the Year Ended December 31,

	2004(1)	2004	2003	2002

Income Statement Data	(in millions of US$)	(in millions of €, except per share data)
Net interest revenue	11,710	9,391	8,052	7,879
Non-interest revenue	9,999	8,019	9,472	10,057
Total revenue	21,710	17,410	17,524	17,936
Pre-tax profit	4,590	3,681	4,967	3,711
Net profit	3,521	2,824	3,119	2,110
Balance Sheet Data
Shareholders’ equity	29,374	21,537	20,143	19,013
Minority interests	5,836	4,279	3,713	3,810
Total assets	836,658	613,438	565,039	562,478
Share Information
Basic earnings per Ordinary Share (in €)	—	1.68	1.91	1.32
Diluted earnings per Ordinary Share (in €)	—	1.67	1.90	1.32
Basic earnings per American Depositary Share (in US$) (2)	—	2.09	2.17	1.25
Shareholders’ equity per Ordinary Share (in €)	—	12.44	11.80	11.47
Shareholders’ equity per American Depositary Share (in
US$) (3)	—	16.97	14.87	12.03

(1)	Amounts in this column are unaudited. Solely for your convenience, Euro amounts have been translated into US$ for income statement items at an exchange rate of 1 US$ = € 0.80195, the rate equal to the average of the month-end rates for 2004, and for balance sheet items at an exchange rate of 1 US$ = € 0.7332, the exchange rate on December 31, 2004.

(2)	This item has been translated into US dollars at the rate equal to the average of the month-end rates for the applicable year.

(3)	This item has been translated into US dollars at the applicable year-end rate.

Selected Ratios in Accordance with US GAAP

     The following ratios in accordance with US GAAP illustrate the effect of reconciling items under US GAAP based on the Dutch GAAP balance sheet and income statement.

	At or For the Year Ended December 31,

	2004	2003	2002

	(in percentages)
Profitability Ratios
Net interest margin	1.6	1.6	1.5
Non-interest revenue to total revenue	46.1	54.1	56.1
Efficiency ratio (excluding goodwill amortization)	79.3	66.5	67.4
Return on average total assets	0.49	0.52	0.34
Return on average ordinary shareholders’ equity	13.9	16.4	10.8
Credit Quality Ratios (1)
Provision for loan losses (net) to private sector loans (gross) (2)(4)	(0.09)	0.52	0.67
Provision for loan losses (net) to private and public sector loans (gross) (2)(4)	(0.09)	0.51	0.65
Non-performing loans to private sector loans (gross) (4)(5)	1.73	2.08	2.44
Non-performing loans to private and public sector loans (gross) (4)(5)	1.68	2.03	2.37
Allowances for loan losses to private sector loans (gross) (3)(4)	1.62	2.41	2.41
Allowances for loan losses to private and public sector loans (gross) (3)(4)	1.67	2.45	2.41
Allowances for loan losses to non-performing loans (3)	93.9	116.2	98.8
Write-offs to private sector loans (gross) (4)	0.49	0.56	0.68
Write-offs to private and public sector loans (gross) (4)	0.48	0.55	0.66
Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits (6)	2.33	2.66	1.89
Including interest on deposits (6)	1.27	1.36	1.21

(1)	Excludes specific provision for sovereign risk (2004: € 13 million; 2003: € 34 million; 2002: € 14 million) as the exposure for this risk is primarily classified under securities. See further explanation of the sovereign exposure in “Item 5. Operating and Financial Review and Prospects—Selected Statistical Information—Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses”.

(2)	Includes additions to/releases from the fund for general banking risks (2004: € 853 million; 2003: € 0 million; 2002: € 0 million). See Note 45 to our consolidated financial statements. Excluding the release from the fund for general banking risks the provision for loan losses to private sector loans is 0.27 and the provision for loan losses to private and public sector loans is 0.26.

(3)	Includes the amount of the fund for general banking risks gross of tax (2004: € 0 million; 2003: € 1,745 million; 2002: € 1,931 million). See Note 45 to our consolidated financial statements.

(4)	Excludes professional securities transactions (2004: € 59 million; 2003: € 57 billion; 2002: € 56 billion) because these primarily consist of reverse repurchase agreements with no credit risk.

(5)	Non-performing loans are loans for which interest has been suspended. For more information on non-performing loans see “Item 5. Operating and Financial Review and Prospects—Selected Statistical Information—Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses—Non-performing loans”.

(6)	Deposits include banks and total customer accounts.

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

     Holding has paid an interim and final dividend for each of the last five years. The following table sets forth dividends paid in respect of the Ordinary Shares for 2000 through 2004:

Dividends	2004(1)	2004	2003	2002	2001	2000

	(in US$)			(in €)
Interim dividend	0.61	0.50	0.45	0.45	0.45	0.40
Final dividend	0.68	0.50	0.50	0.45	0.45	0.50
Total dividend per Ordinary Share	1.29	1.00	0.95	0.90	0.90	0.90
Total dividends per share as a percentage of
net profit per Ordinary Share	—	40.8%	49.0%	64.7%	42.9%	55.2%

(1)	For your convenience, this item has been translated into US dollars at the applicable rate on the date of payment. The only one that is different is the 2004 final dividend, which has been translated into US dollars at the exchange rate of 1 US$ = € 0.7332, the exchange rate on December 31, 2004.

B.	Capitalization and Indebtedness

Not required because this document is filed as an annual report.

C.	Reason for the Offer and Use of Proceeds

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

   Our results can be adversely affected by general economic conditions and other business conditions

     Our results are affected by general economic and other business conditions. These conditions include changing economic cycles that affect demand for investment and banking products. Such cycles are also influenced by global political events, such as terrorist acts, war and other hostilities as well as by market specific events, such as shifts in consumer confidence and consumer spending, the rate of unemployment, industrial output, labor or social unrest and political uncertainty.

     Our commercial and consumer banking business will also be affected during recessionary conditions as there may be less demand for loan products or certain customers may face financial problems. Interest rate rises may also impact the demand for mortgages and other loan products and credit quality.

     Our investment banking, securities trading, asset management and private banking services, as well as our investments in, and sales of products linked to, financial assets, will be impacted by several factors such as the liquidity of the global financial markets, the level and volatility of equity prices and interest rates, investor sentiment, inflation and the availability and cost of credit which are related to the economic cycle.

     The impact of the economy and business climate on the credit quality of borrowers and counter-parties can affect the recoverability of loans and amounts due from counter-parties.

     For a discussion of how credit and market risk is managed see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

   Changes in interest rate and foreign exchange rates may impact our results

     Fluctuations in interest rates and foreign exchange rates, particularly in our three home markets of the Netherlands, the United States Midwest and Brazil, also influence our performance. These changes are not predictable and are beyond our control.

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

     We publish our consolidated financial statements in Euros. When deemed affordable and necessary, and in order to mitigate the volatile impact of fluctuations in exchange rates and ensure consistent earnings streams, we hedge expected earnings, especially exposure to the US dollar and, to a certain extent, the Brazilian real. However, fluctuations in exchange rates used to translate other currencies into Euros will impact our reported consolidated financial condition, results of operations and cash flows from year to year. For 2004, 23.8% of our revenues and 21.4% of our expenses were denominated in US$ and 10.4% of our revenues and 9.5% of our expenses were denominated in Brazilian real. For 2003, 30.9% of our revenues and 25.7% of our expenses were denominated in US$ and 9.4% of our revenues and 8.6% of our expenses were denominated in Brazilian real. Fluctuations in exchange rates will also impact the Euro value of our investments and the return on our investments, as well as our obligations.

     For a discussion of how interest rate risk and foreign exchange rate fluctuation risk is managed see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

   Our performance is subject to substantial competitive pressures that could adversely affect our results of operations

     There is substantial competition for the types of banking and other products and services that we provide in the regions in which we conduct large portions of our business, including the Netherlands, the United States and Brazil. Such competition is affected by consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors. We expect competition to intensify as continued merger activity in the financial services industry produces larger, better-capitalized companies that are capable of offering a wider array of products and services, and at more competitive prices. In addition, technological advances and the growth of e-commerce have made it possible for non-depositary institutions to offer products and services that traditionally were banking products and for financial institutions to compete with technology companies in providing electronic and internet-based financial solutions. If we are unable to provide attractive product and service offerings that are profitable, we may lose market share or incur losses on some or all activities.

   Regulatory changes or enforcement initiatives could adversely affect our business

     We are subject to banking and financial services laws and government regulation in each of the jurisdictions in which we conduct business. Regulatory agencies have broad administrative power over many aspects of the financial services business, which may include liquidity, capital adequacy and permitted investments, ethical issues, money laundering, privacy, record keeping, and marketing and selling practices. Banking and financial services laws, regulations and policies currently governing us and our subsidiaries may change at any time in ways which have an adverse effect on our business. Furthermore, we cannot predict the timing or form of any future regulatory initiatives. Changes in existing banking and financial services laws and regulations may materially affect the way in which we conduct our business, the products or services we may offer and the value of our assets. If we fail to address, or appear to fail to address, appropriately these changes or initiatives, our reputation could be harmed and we could be subject to additional legal risk, which could, in turn, increase the size and number of claims and damages asserted against us or subject us to enforcement actions, fines and penalties. Despite our best efforts to comply with applicable regulations, there are a number of risks, particularly in areas where applicable regulations may be unclear or where regulators revise their previous guidance or courts overturn previous rulings. The regulators have the power to bring administrative or judicial proceedings against us, which could result, among other things, in suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our results of operations and financial condition. As previously reported, we have signed a written agreement with the US regulatory authorities concerning our dollar clearing activities in the New York branch and we are providing information to regulatory and law enforcement authorities in connection with investigations relating to our dollar clearing activities and other Bank Secrecy Act compliance matters. These Bank Secrecy Act compliance issues and the related written agreement and investigations have had, and will continue to have, an impact on the Bank’s operations in the United States, including procedural limitations on expansion and the powers otherwise exercisable as a financial holding company. The ultimate resolution of these compliance issues and related investigations cannot be predicted, but regulatory and law enforcement authorities have been imposing more severe penalties against a number of banking institutions for violations of the Bank Secrecy Act and related statutes.

   There is operational risk associated with our industry which, when realized, may have an adverse impact on our results

     We, like all financial institutions, are exposed to many types of operational risk, including the risk of fraud or other misconduct by employees or outsiders, unauthorized transactions by employees or operational errors, including clerical or record keeping errors or errors resulting from faulty computer or telecommunications systems. Given our high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. In addition, our dependence upon automated systems to record and process its transactions volume may further increase the risk that technical system flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. We may also be subject to disruptions of our operating systems, arising from events that are wholly or partially beyond our control (including, for example, computer viruses or electrical or telecommunication outages), which may give rise to losses in service to customers and to loss or liability to us. We are further exposed to the risk that external vendors may be unable to fulfill their contractual obligations to us (or will be subject to the same risk of fraud or operational errors by their respective employees as are we), and to the risk that its (or its vendors’) business continuity and data security systems prove not to be sufficiently adequate. We also face the risk that the design of our controls and procedures prove inadequate, or are circumvented, thereby causing delays in detection or errors in information. Although we maintain a system of controls designed to keep operational risk at appropriate levels we have suffered losses from operational risk and there can be no assurance that we will not suffer losses from operational risks in the future that may be material in amount.

     For a discussion of how operational risk is managed see “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

   We are subject to credit, market and liquidity risk which may have an adverse effect on our credit ratings and our cost of funds

     To the extent any of the instruments and strategies we use to hedge or otherwise manage our exposure to market or credit risk are not effective, we may not be able to mitigate effectively our risk exposures in particular market environments or against particular types of risk. Our balance sheet growth will be dependent upon the economic conditions described above, as well as on our determination to securitize, sell, purchase or syndicate particular loans or loan portfolios. Our trading revenues and interest rate risk are dependent upon our ability to identify properly, and mark to market, changes in the value of our financial instruments caused by changes in market prices or rates. Our earnings will also be dependent upon how effectively our critical accounting estimates prove accurate and upon how effectively we determine and assess the cost of credit and manage our risk concentrations. To the extent our assessments of migrations in credit quality and of risk concentrations, or our assumptions or estimates used in establishing our valuation models for the fair value of our assets and liabilities or for our loan loss reserves, prove inaccurate or not predictive of actual results, we could suffer higher-than-anticipated losses. The successful management of credit, market and operational risk is an important consideration in managing our liquidity risk, as evaluation by rating agencies of the management of these risks affects their determinations as to our credit ratings. Rating agencies may reduce or indicate their intention to reduce the ratings at any time. The rating agencies can also decide to withdraw their ratings altogether, which may have the same effect as a reduction in our ratings. For more information relating to our credit ratings, refer to “Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources.” Any reduction in our ratings may increase our borrowing costs, limit our access to capital markets and adversely affect the ability of our businesses to sell or market their products, engage in business transactions – particularly longer-term and derivatives transactions – and retain their current customers. This, in turn, could reduce our liquidity and negatively impact our operating results and financial condition.

   Systemic risk could adversely affect our business

     Recently, the credit environment has been adversely affected by significant instances of fraud. Concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships between institutions. This risk is sometimes referred to as “systemic risk” and may adversely affect financial intermediaries, such as clearing agencies, clearinghouses, banks, securities firms and exchanges with which we interact on a daily basis, and could adversely affect us.

   Increases in our allowances for loan losses may have an adverse effect on our results

     Our banking businesses establish provisions for loan losses, which are reflected in the provision for credit losses on our income statement, in order to maintain our allowance for loan losses at a level which is deemed to be appropriate by management based upon an assessment of prior loss experience, the volume and type of lending being conducted by each bank, industry standards, past due loans, economic conditions and other factors related to the collectibility of each entity’s loan portfolio. For further information on our credit risk management, refer to “Item 11 – Quantitative Disclosure About Market Risk – Risk Management and Internal Controls – Credit Risk.” Although management uses its best efforts to establish the provision for loan losses, that determination is subject to significant judgment, and our banking businesses may have to increase or decrease their provisions for loan losses in the future as a result of increases or decreases in non-performing assets or for other reasons. Refer to “Item 5 – Operating and Financial Review and Prospects – Critical Accounting Policies – Allowance for Loan Losses.” Any increase in the provision for loan losses, any loan losses in excess of the previously determined provisions with respect thereto or changes in the estimate of the risk of loss inherent in the portfolio of non-impaired loans could have an adverse effect on our results of operations and financial condition.

   We depend on the accuracy and completeness of information about customers and counterparties

     In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We may also rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit, we may assume that a customer’s audited financial statements conform with generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. We also may rely on the audit report covering those financial statements. Our financial condition and results of operations could be negatively affected by relying on financial statements that do not comply with generally accepted accounting principles or that are materially misleading.

   We are subject to legal risk which may have an adverse impact on our results

     It is inherently difficult to predict the outcome of many of the litigations, regulatory proceedings and other adversarial proceedings involving our businesses, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. In presenting our consolidated financial statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Charges, other than those taken periodically for costs of defense, are not established for matters when losses cannot be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including but not limited to the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel and other advisers, our defenses and our experience in similar cases or proceedings. Changes in our estimates may have an adverse effect on our results. See also “Item 4. Information on the Company – B. Business Overview – Legal and Regulatory Proceedings.”

   Our ownership structure, based under the laws of the Netherlands, has restrictions on shareholder rights and, in addition, if you hold American Depositary Receipts, you will not be able to exercise certain shareholder rights

     Our Articles of Association and the laws of the Netherlands may contain restrictions on shareholder rights that differ from US practice. For instance, a resolution to amend the Articles of Association may only be adopted by the general meeting of shareholders following a proposal thereto by the Managing Board and subject to the approval of the Supervisory Board.

     In addition, an American Depositary Receipt holder will not be treated as one of our shareholders and will not be able to exercise some shareholder rights. JPMorgan Chase Bank, as Depositary, will be the holder of our ordinary shares underlying the American Depositary Receipts. An American Depositary Receipt holder will have those rights as set forth in the Deposit Agreement set forth between us, the Depositary and the American Depositary Receipt holders. These rights are different from those of holders of our ordinary shares, including with respect to the receipt of information, the receipt of dividends or other distributions and the exercise of voting rights. In particular, an American Depositary Receipt holder must instruct JPMorgan Chase Bank to vote the ordinary shares underlying the American Depositary Receipts. As a result it may be more difficult for you to exercise those rights. In addition, there are fees and expenses related to the issuance and cancellation of the American Depositary Receipts.

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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

     Our legal and commercial name is ABN AMRO Holding N.V. We are a public limited liability company incorporated under Dutch law on May 30, 1990. For more information, see “Item 4.B. Business Overview—Overview”. We have our registered offices in Amsterdam, the Netherlands and our address is Gustav Mahlerlaan 10, 1082 PP Amsterdam. Our mailing address in the Netherlands is Post Office Box 283, 1000 EA Amsterdam. Our telephone number is (31-20) 628 7835. Our home website is www.abnamro.nl for the Netherlands and www.abnamro.com for the United States and the rest of the world. Information on our website does not form part of this report, unless we expressly state otherwise.

   Selected Recent Acquisitions and Dispositions

     During 2004, we engaged in a number of acquisitions, aimed at strengthening our core business, increasing our positioning in key growth markets and allocating our resources to those activities which generate the highest possible benefits for our clients and shareholders. In January 2004, we acquired Bethmann Maffei, a private bank in Germany for € 110 million. We then merged it with Delbrück & Co to form Delbrück Bethmann Maffei. With more than € 10 billion in assets under management, Delbrück Bethmann Maffei is one of the top five private banks in Germany. In February 2004, we acquired the asset management activities of Sparebank 1 Aktiv Forvaltning of Norway. In March 2005, we announced our agreement to acquire Bank Corluy of Belgium, to further strengthen our private banking position there. In April 2005, we will also exercise our right to acquire the cumulative preference shares of Bouwfonds to obtain full legal control, in addition to the 100% economic interest we acquired in 2000.

     In line with our strategy, we decided to dispose of a number of non-core activities in 2004. In February 2004, we sold our stake in Bank Austria for a net profit of € 115 million. In April 2004, we sold our US Professional Brokerage unit to Merrill Lynch, Pierce, Fenner & Smith Incorporated. We also outsourced the fund administration and investment operation services of our Business Unit Asset Management in May 2004. In July 2004, we sold our controlling 80.77% interest in Bank of Asia in Thailand to the United Overseas Bank for THB 5.35 in cash per share (a total cash consideration of THB 22,019 or € 442 million as per July 27, 2004). In October 2004, we signed a letter of intent to sell ABN AMRO Trust to Equity Trust of the United States. We expect to finalize the sale by June 2005. In November 2004, we sold LeasePlan Corporation of the Netherlands for a net profit of € 844 (under Dutch GAAP) to a consortium of investors led by Volkswagen Group. Also in November 2004, we sold our US employee relocation management and consulting firm, Executive Relocation Corporation, to SIRVA Inc. of the United States for $ 100 million. On December 31, 2004, our Business Unit Asset Management sold our US defined contribution pensions (401(k)) administration business to Principal Financial Group of the United States. Our stakes in the Italian banks Banca Antonveneta and Capitalia remained unchanged at levels of 12.7% and 9.0% respectively in 2004. The shareholders’ pact of Banca Antonveneta announced that it will not be renewed after its expiration date in April 2005. As a result, we are considering various alternatives regarding our stake in Banca Antonventa.

     In February 2003, we agreed to buy 33% of Xiangcai Hefeng Fund Management, based in Shanghai, China, for € 4.5 million. Also, in the first quarter of 2003, we acquired 17.3 million shares of Banca Antonveneta of Italy thereby increasing our interest to 12.3% . We further increased our interest to 12.7% in December 2003 when we participated in a capital increase of Banca Antonveneta. In October 2003, we also acquired an additional 53.4 million shares of Capitalia for € 119.5 million, thereby increasing our interest to 9%. In France, we acquired the private bank Perronet Finance, including the remaining 70% of Fontenay Gestion, an asset management firm, for € 31 million in April 2003. We also increased our interest in ABN AMRO Kazakhstan to 80% through the purchase of the 29% stake that was held by Kazkommertsbank for € 18 million. As a result of a capital contribution, we increased our interest in ABN AMRO Uzbekistan to 58%. In October 2003, we acquired a 94.6% stake in the Brazilian bank, Banco Sudameris for € 657 million, which was partly paid in cash (€ 158 million) and partly by the issuance of 211.9 million shares of ABN AMRO Real. This acquisition substantially enlarged our presence in one of our major home markets, Brazil.

     In December 2003, we announced the sale of our US-based Prime Brokerage Unit to the Union Bank of Switzerland. We also created a bancassurance joint venture with Delta Lloyd in the Netherlands to distribute insurance products through the Commercial & Consumer Clients Business Unit Netherlands. Delta Lloyd paid € 262.5 million and acquired a 51% interest in the joint venture and obtained management responsibility of our existing insurance activities in the Netherlands.

     In April and October of 2002, we increased our interest in Banca Antonveneta of Italy by a combined 4 million shares for € 66.8 million, increasing our interest to 4.95% at the end of 2002. In July 2002, we announced a 50:50 joint marketing alliance with Mellon Financial Corporation to provide global custody services to institutions around the world, with the exception of North America. This was the formalization of a marketing alliance in place since 1998. The joint venture is now domiciled in the Netherlands. Our total investment equals € 55 million. Also in July 2002, following the acquisition by Banca di Roma of the traditional banking activities and the remaining shares of Banco di Sicilia, the combined group was renamed Capitalia. The effect of these acquisitions was a dilution of our interest from 10.6% to 6.6% and a decrease of our share of the net asset value by € 121 million. In September 2002, we acquired a 58% stake in Artemis, a United Kingdom-based asset management company for € 44 million. In October 2002, we acquired Delbrück & Co., a German private bank, for € 58.3 million as part of our strategy to grow our private banking franchise in Europe.

     In 2002, we sold our subsidiary in Lebanon, fully exiting this country. In addition, we sold our consumer mortgage business in Malaysia and consumer banking businesses in the Philippines, Greece and Colombia. We also sold a securities subsidiary in Egypt, an insurance company in Colombia and a global information technology subsidiary in Pakistan.

B. Business Overview

  Overview

     We are a prominent international banking group offering a wide range of banking products and financial services on a global basis through our network of 3,870 offices and branches in 58 countries and territories as of year-end 2004. We are one of the largest banking groups in the world, with total consolidated assets of € 608.6 billion at December 31, 2004. We are the largest banking group in the Netherlands and we have a substantial presence in Brazil and the Midwestern United States, our three “home markets”. We are one of the largest foreign banking groups in the United States, based on total assets held as of December 31, 2004. We are listed on Euronext and the New York Stock Exchange among others.

     We implement our strategy through a number of global (Strategic) Business Units, each of which is responsible for managing a distinct client or product segment. Our client-focused (Strategic) Business Units are: Consumer & Commercial Clients, Wholesale Clients, Private Clients, Asset Management and Transaction Banking Group. In addition, we have our internal Business Units: Group Shared Services and Group Functions. Our (Strategic) Business Units are present in all countries and territories in which we operate with the largest presence in our home markets.

     Our Bank is the result of the merger of Algemene Bank Nederland N.V. and Amsterdam-Rotterdam Bank N.V. in 1990. Prior to the merger, these banks were, respectively, the largest and second-largest banks in the Netherlands. Our Bank traces its origin to the formation of the Nederlandsche Handel-Maatschappij, N.V. in 1825, pursuant to a Dutch Royal Decree of 1824.

  Group Strategy

     ABN AMRO is an international bank with European roots and a clear focus on consumer and commercial banking, strongly supported by an international wholesale business. Our business mix gives us a competitive edge in our chosen markets and client segments.

     We aim to maximize value for our clients, while maximizing value for our shareholders as the ultimate proof of, and condition for success.

     Starting from this base, our strategy for growing and strengthening our business is built on five key elements:

1.	Creating value for our clients by offering high-quality financial solutions that best meet their current needs and long-term goals.

2.	Focusing on:

• consumer and commercial clients in our home markets of the Netherlands, the US Midwest and Brazil and in selected growth markets around the world;

• selected wholesale clients, with an emphasis on Europe and financial institutions; and

• private clients.

3.	Leveraging our advantages in products and people to benefit all our clients.

4.	Sharing expertise and operational excellence across our Group.

5.	Creating ‘fuel for growth’ by allocating capital and talent according to the principles of Managing for Value (“MfV”) (see below “Managing for Value”), our value-based management model.

     We aim for sustainable growth which will benefit all of our stakeholders – including our clients, our shareholders, our employees, and society at large. We discuss our approach to sustainability in our Sustainability Report which is published together with our annual report. The Sustainability Report is not incorporated in this report. Our ability to build sustainable relationships, both internally and externally, is crucial to our ability to achieve sustainable growth.

Client Focus

     Through our various client-focused (Strategic) Business Units, we aim to create value for a comprehensive spectrum of clients: on the consumer side, from mass retail clients to high net worth private clients, and, on the corporate side, from small businesses to large multinationals. All these client groups are beneficiaries of our client-focused strategy. We believe we have a strategic advantage because of our particular combination of clients, products and geographical markets. The prime beneficiaries of this advantage are in the mid-market segment. On the consumer side the mid-market client segment includes the mass affluent clients in our Consumer & Commercial Clients as well as a large number of clients in our Private Clients, while on the corporate side it includes a significant number of medium-to-large companies and financial institutions. The mid-market client segment typically requires local banking relationships, an extensive and competitive product suite, an international network, efficient delivery, and, for corporates, sector knowledge. With our range of businesses and capabilities, we believe we are one of the few banks in the world that can deliver on all of these elements to our target clients, in some cases uniquely so.

     Our growth strategy is to build on these strong mid-market positions and to exploit opportunities to provide clients in this segment with high-quality and innovative products and services from across our Group. Our global branding concept is the green and yellow ABN AMRO shield next to strong local brand names in combination with our new motto ‘Making more possible’. Our motto reflects the seamless integration of Business Units around the world to create and exploit opportunities for every client, whether those possibilities emerge in the client’s home market or elsewhere.

     We aim to expand our client base both by winning more clients in our chosen markets and client segments and by successfully exploiting the attractive opportunities in several emerging markets, including Greater China and India, through our Business Unit New Growth Markets. Attractive conditions in these markets include the possibility of high growth in spending on personal financial services, continuing deregulation, a small number of well-established incumbent players, and a growing and increasingly knowledgeable population of mass affluent consumers.

Capitalizing on our ‘one bank’ advantages

     Our ability to create value for our clients and shareholders increasingly depends on sharing expertise and operational excellence across our Group. To enable us to provide our mid-market clients with the best possible products and services, we created a Consumer and Commercial segment across Business Units. The role of this segment includes the application of winning formulas in the different countries in which we operate and increasing coordination among Asset Management, Transaction Banking, Wholesale Clients and other (Strategic) Business Units with the goal of delivering high-quality solutions.

     We also combined all our product management and development activities in the payments and trade segments around the world into a new global Transaction Banking organization, which reports to the Group COO. This new global payments franchise is designed to allow us to capture all potential efficiencies from our scale more effectively, and to realize incremental returns on our investments in this area.

     Further, we intend to continue to build on the initial success of Group Shared Services, which was established in January 2004. This Business Unit will continue to focus on identifying and exploiting potential cost savings through further consolidation and standardization across all our operations. Group Shared Services will also investigate and implement new market solutions, in order to ensure that all our (Strategic) Business Units get the support services they need to provide clients with even better products and services delivered in the most efficient way.

      Managing for Value

     We have also implemented the value-based management model (“MfV”), throughout our organization. MfV allows us to allocate our resources to where they earn the best possible long-term economic profit (net profit after tax less the risk-adjusted cost of capital) and to measure results more effectively. We will continue to build on the success of this model.

      Group Shared Strategy

     We are committed, to develop and implement services shared by (Strategic) Business Units across our Group through our collaboratively-set ‘shared agenda’. This agenda focuses on four objectives:

1.	Improve service quality to better support the front-office in delivering products and to enhance client satisfaction;

2.	Create value through increased efficiencies thereby releasing funds that can be reinvested in activities that will drive growth;

3.	Sharper management of operational risk thereby releasing funds for re-investment in growth opportunities;

4.	Increase agility to reduce time-to-market and to better adapt to front-office needs and market dynamics.

     Our Group Head of Services is responsible for executing this agenda, in close cooperation with the Chief Operating Officer (COO) Committee. Alignment with the bank’s business goals is achieved through the representation of the Head of Group Services on the Group Business Team, which consists of the Managing Board plus all (Strategic) Business Unit CEOs.

     Our implementation of the shared agenda began with the formation of Group Shared Services in January 2004. In November 2004, we took a second major step along the road towards fulfilling our shared agenda by creating Group Services, which now guides all services across the bank, including Group Shared Services. Group Services’ wider scope, in combination with the COO Committee’s oversight of our shared agenda, is designed to deliver many ongoing benefits across the Group, including our stated intention to deliver at least € 600 million a year of sustainable savings from 2007 onwards.

(STRATEGIC) BUSINESS UNITS

     The following table indicates the contribution made in 2004 by our Consumer & Commercial Clients and Wholesale Clients, our Private Clients and Asset Management, Corporate Centre and LeasePlan Corporation(1) to total revenue, operating profit before taxes and risk-weighted total assets, as well as the number of offices and branches for each unit.

Strategic Business Units	At or For the Year Ended December 31, 2004

	Total Revenue	Operating Profit Before Taxes and Provisions	Risk Weighted Total Assets	Number of Offices and Branches

	(in millions of €, except Offices and Branches)
Consumer & Commercial Clients	10,275	3,509	145,729	3,567
Wholesale Clients	5,374	547	73,638	190
Private Clients	1,092	239	7,168	82
Asset Management	595	153	1,190	31
Corporate Centre	1,766	1,440	3,656	-
LeasePlan Corporation(1)	691	218	-	-

Total	19,793	6,106	231,381	3,870

(1)	Results of LeasePlan Corporation are through November 4, 2004, the date of sale.

      For more detailed information, including a geographic breakdown of our business, see “Item 5. Operating and Financial Review and Prospects—Operating Results”.

Consumer & Commercial Clients

     Consumer & Commercial Clients serves almost 20 million consumer clients, small to medium-sized enterprise clients and corporate clients. It has an especially strong position in the mass affluent and commercial segments and operates principally in our three home markets where we have a leading local franchise operated through local staff.

     Consumer & Commercial Clients further includes our consumer and commercial banking activities in new growth markets in Asia and Europe and Bouwfonds, our property development and financing subsidiary. In addition, since 2004, it also includes our consumer banking activities in Indonesia, Singapore, Pakistan and the United Arab Emirates (formerly part of Wholesale Clients). Also since 2004, our strategic participations in Capitalia and Banca Antonveneta in Italy and Kereskedelmi és Hitelbank Bank in Hungary were transferred to Group Functions.

     In line with our growth strategy for the mid-market client segment, Consumer & Commercial Clients offers a wide range of financial services for small and medium-sized enterprises, on the corporate side, and the mass affluent segment, on the consumer side. This enables us to build and expand long-term relationships with these types of clients.

  The Netherlands

     Business Unit Netherlands had 4.6 million consumer clients, over 350,000 small to medium-sized enterprise clients and around 3,000 corporate clients at December 31, 2004. The size and diversity of our client base makes us one of the leading banks in the Netherlands. We reach our clients through a network of 78 advisory branches, five dedicated corporate client units, 556 bankshops, 480 stand-alone ATMs, four integrated call centers and via internet and mobile channels.

     Our ambition is to be the primary bank for all our customers by delivering a full range of financial services through multiple channels, including products that are developed by our other Strategic Business Units. Furthermore, we offer insurance products that are manufactured by our joint venture with Delta Lloyd and develop product packages to meet the needs of targeted client groups, particularly small and medium-sized enterprises, mass affluent clients and young professionals.

     We implemented several initiatives during 2004 to upgrade our services and enable our customers to access them more easily. As a result, the number of satisfied clients (i.e., clients rating us six or higher on a scale of ten), rose 2% in 2004 to 89%. The strongest increase in satisfaction was among small and medium-sized enterprises and mass affluent clients. We are also ranked first for service quality both in internet banking and call centers as shown by customer surveys conducted in the Netherlands in November 2004.

  North America

     We are the second-largest foreign banking group in the United States. Ranked by assets and deposits, we are the second-largest bank in the Chicago metropolitan area and the third-largest in Michigan. We are the 14th largest bank in the United States in terms of assets (exceeding $ 100 billion) and deposits as of December 31, 2004.

     Business Unit North America operates under two brands: LaSalle Bank, headquartered in Chicago, Illinois, and Standard Federal Bank, based in Troy, Michigan. Identifying with our increasing Midwest presence and to achieve greater brand awareness in the United States, Standard Federal Bank will be renamed LaSalle Bank Midwest in 2005.

     Business Unit North America serves approximately 3.1 million individuals, middle-market companies, small businesses, institutions and municipalities. It operates more than 420 retail branches in three states, and serves commercial clients from Chicago and Michigan as well as from 14 regional offices across the United States. In early 2005, both LaSalle Bank and Standard Federal Bank adopted our newly-launched global motto ‘Making more possible.’

     In 2004, we realigned our Business Unit North America operations into three strategic business areas Commercial Banking, Specialty Finance and Personal Financial Services to enhance our focus on high-potential clients in each of these areas. These three areas work closely together to deliver a seamless service to clients and to realize operational synergies. In addition to these three areas, we operate a Wealth Management Group and nationwide mortgage activities through our Mortgage Group.

     Commercial Banking. Our Commercial Banking business is the bedrock of Business Unit North America, accounting for the lion’s share of our profits from the United States. It has a strong position in its chosen market, focusing on providing middle-market companies in its region with a comprehensive commercial banking solution including lending, expertise in specialized industries, treasury management, and trust and asset management services. We continue to broaden our geographic reach by establishing new regional banking offices. In 2004, we opened commercial banking offices in Pittsburgh (Pennsylvania), Kansas City (Missouri), Boca Raton (Florida), and Norwalk (Connecticut).

     Specialty Finance. Our Specialty Finance business encompasses commercial real estate lending, asset-based lending, debt capital markets, syndications and corporate finance and operates in an increasingly competitive environment. In facing up to this challenge, Business Unit North America relies on our Group network to offer companies international corporate banking, global treasury management, global trade advisory and foreign exchange services.

     Personal Financial Services. Business Unit North America provides Personal Financial Services to consumers and small businesses through our local branches and via online banking and other electronic channels. We offer a full suite of banking, loan, mortgage, investment and insurance products. To help us deliver a better customer experience in our Personal Financial Services business, we recently implemented a new sales and service model based on collaborative selling between branch personnel and a specialized sales force. The new structure shifts much of the specialized sales work away from the branches to concentrate on product solutions beyond the core suite, allowing branch personnel to focus solely on selling core products and servicing branch customers. We believe this model equips Personal Financial Services and the branch network with more specialized resources needed to capture new customers, retain existing customers and provide exceptional customer service.

     Mortgage Group. Our Mortgage Group, an established player in the US mortgage banking industry, originated € 41.4 billion ($ 56.5 billion) of home mortgages in 2004, and serviced a mortgage portfolio of more than € 147 billion ($ 200 billion).

     Other. Business Unit North America also operates US-wide businesses engaged in broker-dealer services, equipment financing and leasing. In addition, a Wealth Management Group helps high-potential client segments including affluent business owners, individuals and families to accumulate, preserve and transfer their assets.

  Brazil

     We are one of the major providers of financial services in Brazil, operating under the brand of ABN AMRO Real as a universal bank offering retail and commercial banking products to a diverse client base.

     In October 2003, ABN AMRO significantly reinforced its position in the Brazilian market by acquiring Banco Sudameris. This bank had a strong presence in the South-east of Brazil, a region that accounts for approximately 56% of the country’s GDP. The acquisition of Banco Sudameris also added a network of 294 branches and gave us access to 700,000 clients, including a selected group of high net worth individuals. This furthered our strategy in the premium retail segment. Banco Sudameris has been fully operational under ABN AMRO standards since October 2004 and, as we announced at the time of the acquisition, we expect to capture synergies worth some 300 million Brazilian real (approximately € 80 million) by the end of 2005. As of December 31, 2004, we were the fourth largest privately-owned Brazilian bank in terms of deposits and loans, and the fifth largest in terms of assets. We are also a leading player in car finance through the Aymoré brand.

     In 2004, Business Unit Brazil’s total assets and risk-weighted assets grew by 13% and 19%, respectively. The distribution network also expanded rapidly, growing from 1,539 branches and mini-branches in December 2000 to 1,890 branches and mini-branches in December 2004.

     In 2004, we initiated and implemented a project to integrate Consumer & Commercial Clients and Wholesale Clients, making better use of industry knowledge, creating a single product platform and centralizing support functions such as HR. In the medium to long-term, this reorganization of Business Unit Brazil is expected to increase our revenues, while also helping us to achieve our aim of raising client satisfaction on a continuing basis.

     In order to service the needs and expectations of our clients more effectively and to improve our product offering, we segmented our client base according to each client’s profile and needs. In December 2004, Business Unit Brazil succeeded in increasing its client satisfaction ratio for the fourth year in a row to 78% in satisfied clients. In 2004, we also integrated our distribution channels and enhanced the level of security for internet banking transactions. Clients can now access the same products and services through various distribution channels, including the internet, call centers and service outlets. ABN AMRO Real was awarded “Best Call Center Manager - 2004” and “Best Brazilian Contact Center - 2004” at the 6th International Call Center Management Conference sponsored by Advanstar, a Chicago-based company.

New Growth Markets

     Until 2003, New Growth Markets was part of Rest of the World, together with Bouwfonds and a collection of other activities in several countries. New Growth Markets and Bouwfonds are now separate Business Units within Consumer & Commercial Clients. In 2004, units in Singapore, Pakistan, Indonesia and the United Arab Emirates were transferred from Wholesale Clients to New Growth Markets. These units focus on consumer banking and provide good opportunities for further growth. They also benefit from the product and client expertise already available within New Growth Markets. The New Growth Markets business in France was transferred to Private Clients, while the offshoring unit in India, ACES, was transferred to Group Shared Services. In addition, our 80.77% stake in Bank of Asia is no longer consolidated into the results of New Growth Markets since we sold it to the United Overseas Bank in Singapore.

     These organizational changes were made in line with our Group structure and strategy, and to exploit potential synergies more effectively.

     In Asia, where New Growth Markets is rapidly growing, our strategic emphasis is on servicing the mass affluent segment with targeted banking products and services. Key offerings include credit cards and preferred banking, together with related products such as consumer finance—especially in India—and savings and deposit accounts. As a result of this strategy, New Growth Markets has almost 2.1 million clients in Asia and operations in India, Greater China, Singapore, Pakistan, Indonesia and the United Arab Emirates. Our credit card offerings are well-established in India and Taiwan and have also been launched in the United Arab Emirates and Hong Kong. Further, we have a 40% interest in Saudi Hollandi Bank, to which we provide management services.

     In Europe, New Growth Markets offers mortgage processing services via its Netherlands-based subsidiary Stater, which includes the mortgage operations of Business Unit Netherlands and Bouwfonds as of 2005. In addition, our Belgium-based International Diamond & Jewelry Group, with local units in a number of countries, is a leading financier of the diamond and jewelry trade, with more than 2,000 client relationships worldwide.

Bouwfonds

     Bouwfonds is the largest real estate project developer in the Netherlands based on volume as at December 31, 2004. It is also a major provider of residential mortgages in the Netherlands and a property financing company with an international reach and profile.

     In property development, Bouwfonds’ main activity is the development of owner-occupied homes. In this sector it is market leader in the Netherlands, with sales of over 7,000 homes in 2004. In addition, Bouwfonds sold more than 2,000 homes in France (both to occupants and investors) and almost 400 homes in Germany. Large-scale residential (“greenfield”) projects are also an important part of Bouwfonds’ portfolio in the Netherlands. In commercial property development, Bouwfonds has traditionally been active in office and retail projects. Both in the residential and commercial property sector, its focus is shifting to mixed-use inner-city projects, which was one of the main considerations for the acquisition of the specialized commercial developer MAB in 2004.

     Bouwfonds sells its residential mortgage products through independent intermediaries and under third-party labels through insurance companies and chains of intermediaries. Bouwfonds does not independently operate any sales offices and direct sales are restricted to its internet mortgage product (MoneYou), which only represents a fraction of total sales.

     In property financing, through our 2004 acquisition of the Staal portfolio (€ 950 million), Bouwfonds offers financing to Dutch project developers both in the Netherlands and elsewhere and to property investors in the Netherlands. Bouwfonds also offers lease financing of corporate property.

     In its asset management segment, Bouwfonds offers investment products to both institutional and private investors, based on property portfolios.

     In April 2005, we intend to exercise our option to gain full legal control of Bouwfonds, in addition to the 100% economic interest that we acquired in 2000.

Wholesale Clients

     Wholesale Clients is a corporate and investment bank operating worldwide. Wholesale Clients offers clients a wide-ranging product and services platform, including advisory, capital markets, financing and transaction banking in nearly 50 countries. Wholesale Clients is able to offer our clients local advisors with access to global market-leading expertise in every continent. Wholesale Clients’ global capital markets operations are principally based in Amsterdam, Chicago, Hong Kong, London, New York, Singapore and Sydney and makes us one of the largest European securities firms in terms of geographic spread, new issues activities, trading and placement volume, and research. In the United States, Wholesale Clients trades and clears futures, securities and options, and provides cross-border investment banking services.

     Wholesale Clients operates as an integrated wholesale unit with an emphasis on Europe, where we have a critical mass in terms of clients, coverage, execution and distribution capabilities. In 2004, we were bookrunner on international bonds worth more than $ 100 billion and ranked third in euro-denominated bond issuances and first for such issuances by financial institutions, according to Thomson Financial/IFR. We also excelled in other products and won a multitude of awards, including best project finance house (The Asset), innovation of the year (IFR) and deal of the year for a debt issue for the European Investment Bank (Euroweek). In addition, we were chosen as the best liquidity provider for asset-backed securities in a poll of investors (Euromoney). Extel ranked us fifth in Europe in 2004 (up from seventh in 2003) and our equity capital markets European market share grew by 13% in 2004.

     Clients of this Business Unit are typically financial institutions and leading multinational companies active in countries or regions where we have a strong presence or large local companies with cross-border financing and advisory needs. We provide our clients with integrated solutions by pooling three key elements: our understanding of our clients’ objectives, our deep product expertise and our global reach.

     In 2004, we rationalized the organizational structure of Wholesale Clients from seven Business Units down to three. Wholesale Clients is now organized into three Business Units: Global Clients and Global Markets, which are both client-oriented, and Services, which provides internal support. The aim of this simplified structure is to allow client-facing personnel to focus on revenue generation, to increase cross-selling by bringing a greater variety of products and skills under one umbrella, and to reduce the duplication of administrative functions.

     As a result of the reorganization, 1,350 Wholesale Clients employees will be made redundant in 2005. On the other hand, we will hire 250 new employees to provide Wholesale Clients with the expertise necessary to grow the business.

      Global Clients

     Global Clients targets two broad categories of clients: Corporates and Financial Institutions & Public Sector. Each category is supported by specialists able to deliver market-leading expertise to clients. The Corporates segment serves our clients in telecommunications, media, technology, healthcare & chemicals, integrated energy, consumer, general manufacturing and industrials. Financial Institutions & Public Sector focuses on banks, insurance companies, pension funds, central banks, asset managers and the public sector.

     In addition, our Corporate Finance unit plays an integral role in building and sustaining our client relationships providing strategic financial advice on mergers and acquisitions, including divestitures, spin-offs, strategic alliances and other corporate restructurings, and an understanding and expertise of local conditions.

      Global Markets

     Global Markets offers all our capital markets, financing and transaction banking products with product expertise in the following areas: Fixed Income, Foreign Exchange & Futures, Commercial Banking and Equities. Through these product areas we offer our corporate and institutional clients integrated solutions that combine our foreign exchange, money market and derivatives risk management services, futures brokerage and clearing services, traditional debt financing, cash management and trade financing services, as well as our specialized capital raising and structured finance debt solutions. These product offerings are backed by a strong research capability and a presence in nearly 50 countries.

     Global Markets provides equities services in both primary and secondary markets and makes us one of the leading investment houses in Europe. We are particularly strong in the United Kingdom (where we also offer corporate brokerage through our subsidiary Hoare Govett), the Netherlands, and the Nordic region, with a growing presence in our other chosen markets.

      Services

     Services provides a vital infrastructure platform for both Global Clients and Global Markets. It also helps these Business Units to provide optimal client service and to deal with banking regulatory requirements.

Private Equity

     Private Equity operates under the name ABN AMRO Capital. It is an international network of private equity teams and one of Europe’s leading private equity providers, focusing on the mid-sized buyout market. Formerly a part of Wholesale Clients, Private Equity will report its results separately starting in 2005 to provide greater clarity on its results and because of developments relating to compliance and IFRS.

Private Clients

     Private Clients offers private banking services to wealthy individuals and families with assets to invest of € 1 million or more. Private Clients is among the top ten private banks worldwide and is the fifth largest private bank in Europe in terms of assets under management, with year-end assets under management of € 115 billion in 2004, up from € 102 billion in 2003. The increase in net new assets in the Netherlands and France, through our local brands Banque de Neuflize and Banque OBC, strengthened our top three market position in these countries. In 2004, we also reinforced our position in the German market with the acquisition of Bethmann Maffei, which we then merged with Delbrück & Co. to form Delbrück Bethmann Maffei.

     Private Clients uses an open architecture model, where clients are offered the best available products regardless of provider, an approach geared to delivering the highest possible returns to each of our client groups. Private Clients’ services include a comprehensive tailor-made service model at the top end, a relationship manager-based advisory model with selective standardized services for particular client groups and a call center to serve smaller client groups more efficiently.

Asset Management

     Our global asset management business has € 161 billion in specialist mandates and mutual funds and operates in more than 20 countries across Europe, the Americas, Asia and Australia. Global portfolio management centers are located in six cities: Amsterdam, Atlanta, Chicago, Hong Kong, London and Singapore. Asset Management offers investment products in all major regions and asset classes, using an active investment style. Its investment philosophy is characterized by an internationally coordinated investment process and well-monitored risk management.

     Asset Management’s products for institutional clients such as central banks, pension funds, insurance companies and leading charities are distributed directly. Funds for private investors are distributed through our consumer and private banking arms, as well as via third party distributors. Asset Management’s institutional client business represents slightly more than half of the assets managed with the fund business accounting for a further 47%. The remainder of the assets managed are discretionary portfolios managed for Private Clients.

     ABN AMRO Trust provides professional management and trust services to a global client base from centers around the globe, applying very high compliance and risk management standards.

     In 2004, Asset Management launched a back-office outsourcing program in Europe in partnership with State Street Bank with the goal of achieving significant cost reductions in our business. Asset Management also focused its regional offering on specific territories and limited its presence to markets where it has a meaningful market share and a competitive advantage. As a result of this refocusing, we announced our intention to sell our Trust business to Equity Trust. We also sold our Czech Pension Fund & Asset Management and our Chicago-based 401(k) business and decreased our presence in the Argentine market.

Transaction Banking Group

     In January 2005, we created the Transaction Banking Group. This new group unites all our payments and trade business globally across the retail, private clients, commercial and wholesale markets. The payments and trade business includes the following specific areas: Pricing, Bundling, Infrastructure and Investment, Product Development, Operational Risk Control and Client Service. The Transaction Banking Group provides us the economies of scale necessary for profitable growth in this highly competitive area. Transaction Banking products are ‘anchor products’ in all markets and create an excellent platform for cross-selling other products. Furthermore, the reorganization will bring major benefits in technology by eliminating duplication of effort and investments. Transaction Banking works closely with Group Shared Services to adopt global best practices, maximize operational efficiency and improve customer service. The Transaction Banking Group Governance Board, which includes representation from all businesses, ensures that coordination with the client-oriented and operational units is maintained.

     The Transaction Banking Group is headquartered in Chicago, enabling it to capitalize on the technology platform of LaSalle Bank and to exploit ongoing innovation in the North American markets. As a global organization, its management team is located in various locations across our worldwide network.

Group Shared Services

      Group Shared Services implements our “Shared agenda” (see above “Group Strategy”) through various units.

     Global Shared Services Information Technology. Global Shared Services Information Technology aims to optimize group-wide technology services and delivery within the bank in several ways including in-house consolidation, partial outsourcing, multi-vendor strategies and offshoring.

     ABN AMRO Central Enterprise Services & Offshoring Center of Expertise. ABN AMRO Central Enterprise Services is our wholly-owned subsidiary based in India employing more than 2,000 employees. ABN AMRO Central Enterprise Services provides our (Strategic) Business Units with a wide variety of processes related to deposit, loan & derivates processing, call centers, human resources, finance and cross-border payments, and equity research production, among others. Through the Alliance Solutions Group, ABN AMRO Central Enterprise Services provides banks and other financial institutions with various outsourcing solutions to grow revenues, cut costs, avoid significant investments and mitigate risks. Our Offshoring Center of Expertise has the expertise and experience to help our (Strategic) Business Units identifying offshoring opportunities and to assist in various (Strategic) Business Unit programs.

     Global Corporate Functions. Global Corporate Functions includes Global Procurement, Group Real Estate & Facilities Management, Information Management, Policy & Risk Control Management and HR Services. The mission of Global Corporate Functions is to combine global and local expertise, realize worldwide synergies and create high-quality partnerships with internal clients to improve our business performance.

     European Payments Center. European Payment Center is responsible for the processing of domestic and cross-border payments, cheque handling, and complaints related to payment transactions. European Payment Center fulfills these tasks focusing on high service quality and continuous innovation, while retaining acceptable levels of operational risk.

LeasePlan Corporation

     In November 2004, we sold LeasePlan Corporation to a consortium consisting of the Volkswagen Group (50%), Olayan Investments Company Establishment (25%) and Mubadala Development Company (25%). Our decision to sell LeasePlan Corporation reflects our strategic commitment to focus on our core activities.

Corporate Centre

      In 2005, Corporate Centre as a separate organizational entity will cease to exist and its activities will be managed in our internal business unit Group Functions.

Group Functions

      Group Functions fulfills three key roles:

1.	Governance: responsible for corporate governance and compliance with regulatory and legal requirements, including compiling and reporting our consolidated financial statements;
2.	Policymaking: assists in the execution of the Managing Board’s policy by designing, implementing and monitoring the standards and policies of the (Strategic) Business Units; also monitors performance targets and provides expert advice and assistance in key areas; and
3.	Service provision: facilitates and exploits synergies across (Strategic) Business Units by providing support services in specific business areas to the Group, in close cooperation with the (Strategic) Business Units.

      Group Functions is organized in the following departments: Corporate Development, Corporate Communications, Investor Relations, Group Audit, Group Finance, Group Human Resources, Group Legal & Compliance, Group Risk Management, European Union Affairs & Market Infrastructure and the Economics Department.

     The financial results of Group Functions includes the performance of our investments in Italy in Capitalia (9.0%) and Banca Antonveneta (12.7%), and our 40% stake in Kereskedelmi és Hitelbank in Hungary.

Group Compliance

     Regulatory and legal requirements have increased significantly in recent years and are a key element in conducting our business. See “Risk Factors – Regulatory changes or initiatives could adversely affect our business”. The key role of the Compliance function, which is part of Group Functions, is to act on behalf of the Managing Board to exercise effective and independent oversight of core compliance processes and related policies and procedures.

     To ensure compliance with the highest standards of integrity and ethics and increasingly complex regulatory requirements, we strengthened our Compliance function both at the Group level and the (Strategic) Business Unit level and implemented an independent reporting structure at the Group level.

     The Compliance Policy Committee, chaired by the Chief Financial Officer and consisting of the most senior representatives from our (Strategic) Business Units and Group Compliance, is responsible for coordinating our Compliance function globally. The Committee oversees and makes decisions on key compliance activities, while also undertaking broad oversight of Group Compliance. A key step taken by the Committee in 2004 was the adoption of a revised policy on Client Acceptance and Anti Money Laundering in light of recent Anti Money Laundering regulations. These regulations, which continue to change on a global basis, impose enhanced Know Your Customer and Anti Money Laundering requirements on financial institutions, particularly in the United States, including in the area of Transaction Filtering and Money Laundering Detection. Further strengthening of the European Union’s Anti Money Laundering regulations is expected in 2005, following the Third European Union Directive on Money Laundering published in draft form in mid-2004.

General

  Competition

     We operate in a highly competitive environment in all of our markets. Many large financial services groups offer sophisticated banking or investment banking services to corporate and institutional customers on a global basis. In addition, in the national markets in which we operate, we compete with local banks and other financial services companies. We also compete with other banks, money market funds and mutual funds for deposits and other sources of funds. In certain jurisdictions, many of our competitors are not subject to the same regulatory restrictions that we are subject to. See also “D. Risk Factors – Our performance is subject to substantial competitive pressures that could adversely affect our results of operations.”

  Employees

     At December 31, 2004, we had 97,276 full-time equivalent employees, a decrease of 12,925 from December 31, 2003. Approximately 10% of these employees hold managerial and executive positions. A breakdown of employees by business unit at December 31, 2004, 2003 and 2002 is set forth in “Item 5. Operating and Financial Review and Prospects—Operating Results”.

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

     The bank regulatory system in the Netherlands is a comprehensive system based on the provisions of the Act on the Supervision of the Credit System 1992 or the ASCS 1992. The Bank is a “universal bank” under the terms of the ASCS 1992 because it is engaged in the banking business as well as the securities business. Certain provisions of the ASCS 1992 may restrict the Bank’s ability to make capital contributions or loans to its subsidiaries and to make dividends and distributions to Holding.

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

  Solvency Supervision

     The Solvency Guidelines of the Dutch Central Bank require that we maintain a minimum level of total capital to support the risk-weighted total value of balance sheet assets and off-balance sheet items, the latter of which includes guarantees, documentary credits, certain interest- and currency related contracts, unused portions of committed credit facilities with an original maturity of over one year, note issuance facilities and revolving underwriting facilities, as well as the market risk for financial instruments in the trading book. This minimum level of total capital is the Capital Adequacy Ratio. The risk-weighting considers the debtor’s risk, which depends on the debtor’s classification, whether or not security is provided, and the country of origin of the debtor. The required minimum Capital Adequacy Ratio currently is 8.00% . The Solvency Guidelines are applied to the world-wide assets of Dutch credit institutions.

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

  New Capital Adequacy Framework (Basel II)

     In June 2004, the Basel Committee on Banking Supervision endorsed the publication of the International Convergence of Capital Measurement and Capital Standards: a Revised Framework, the new capital adequacy accord known as Basel II. This publication was subsequently followed by local or regional transcriptions of that framework. The European equivalent, the Capital Adequacy Directive (CAD) 3, was released as a proposal by the European Commission in July 2004. This proposal is currently undergoing the preparatory process for the first reading in the European Parliament in 2005.

     Within ABN AMRO, the Basel II project is governed by a single Steering Committee made up of senior managers from both the (Strategic) Business Units and Group Functions.

     Basel II allows for several different approaches to implementation, ranging from standardized to advanced, each of which are implemented in different stages: January 2007 for the non-advanced approaches (standardized and foundation) and January 2008 for the advanced approaches (internal ratings-based (AIRB) and measurement-approach (AMA)). Our aim is to take the most advanced approach for credit, market and operational risk. The parallel run for the advanced approaches starts two years before the scheduled implementation date. As a result, we intend to start dual reporting on current versus new regulatory capital requirements by January 2006.

     While the broad consequences of the new capital adequacy framework have become clear from both an implementation and a business perspective, there are still some unresolved issues. Although the framework is being transcribed into legislation, consensus on the content and its effects has yet to be achieved.

     Having operations around the world, we may be faced with diverging interpretations and national discretions of Basel II in different territories, which could lead in turn to substantial differences in regulatory reporting. Efforts aimed at increasing convergence in supervisory interpretation are currently under way, focusing on areas such as requirements, regulations, reporting and due dates. We clearly support these initiatives.

  Exposure Supervision

     The Dutch Central Bank has issued specific rules with respect to large exposures to a single borrower or group of interconnected borrowers or in relation to certain other businesses that involve a concentration of risk. Large exposures generally include all assets and off-balance sheet items of a credit institution with respect to a single borrower or a group of connected borrowers which exceed 10% of a credit institution’s total capital. Large exposures must be reported once every quarter to the Dutch Central Bank. There is a limit of 25% of total capital for a single large exposure being part of the banking book. Trading book positions may exceed this limit subject to additional solvency requirements. The aggregate amount of all large exposures of a credit institution may not exceed 800% of its total capital. In 2004, there were no exposures exceeding these thresholds.

     In addition, under the Solvency Guidelines, certain other exposures are limited as a percentage of total capital as follows: exposures to the Dutch central government, the Dutch local government and other central governments of the so-called “Zone A” countries1, which include the Organization for Economic Cooperation and Development (“OECD”) countries, have no limit; exposures to local governments of OECD countries are weighted at 50%; exposures to banks with a remaining maturity of up to or less than one year or more than one year are weighted at 20% and 50%, respectively; and exposures to others are weighted at 100%. Equity participations in insurance companies are exempt up to a level of 40% of total capital of the credit institution.

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

  Liquidity Supervision

     The bank submits reports on its liquidity position on a monthly basis to the Dutch Central Bank, based on its new liquidity directive. The liquidity directive seeks to ensure that banks are in a position to cope with an acute short-term liquidity shortage under the assumption that banks would remain solvent. The bank is required to report the group’s liquidity position at consolidated level. In principle, the DNB liquidity directive covers all direct domestic and foreign establishments (subsidiaries/branches), including majority participation. Liquidity effects from off-balance sheet items, such as derivatives and irrevocable commitments, are measured in the liquidity report.

     The directive puts great emphasis on the short term in testing the liquidity position over a period up to one month with a separate test of the liquidity position in the first week. For observation purposes, several additional

1 The Member States of the European Community and all other countries which are full members of the OECD and the countries which have concluded special borrowing arrangements with the International Monetary Fund associated with the International Monetary Fund’s General Arrangements to Borrow are considered “Zone A” countries. However, a country in the process of rescheduling its official external debt is excluded from this group for a period of five years. The “Zone A” countries currently comprise: Australia, Austria, Belgium, Canada, Czech Republic, Denmark, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Japan, Liechtenstein, Luxembourg, Mexico, Monaco, the Netherlands, New Zealand, Norway, Poland, Portugal, Puerto Rico, Saudi Arabia, Slovakia, South Korea, Spain, Sweden, Switzerland, Turkey, the United States and the United Kingdom.

maturity bands are included in the liquidity report (one to three months, three to six months and six months to one year).

     The available liquidity must always exceed required liquidity. Available liquidity and required liquidity are calculated by applying weighting factors to the relevant on- and off-balance sheet items.

     The liquidity test includes all currencies. Compliance reports concerning liquidity requirements of foreign subsidiaries are submitted to appropriate foreign regulatory authorities as required. At consolidated level and in every country in which we operate, our liquidity satisfies the standards imposed by the applicable regulatory authorities.

  Structural Supervision

     A declaration of no objection from the Dutch Minister of Finance, upon consultation with the Dutch Central Bank, or in cases (to be) specified by the Dutch Minister of Finance from the Dutch Central Bank acting on behalf of the Dutch Minister of Finance, is required for certain changes in the structure of credit institutions, such as mergers, certain participations, the addition of a managing partner to the credit institution, repayments of capital or distribution of reserves of the credit institution and financial reorganization. Approval will be denied if, among other things, the Dutch Central Bank determines that sound banking policy may be jeopardized, that an undesirable development in the financial sector might result or that a conflict might arise in respect of certain solvency directives. Pursuant to the Act simplifying the rules of declarations of no-objection of September 2004 or VvgB- Act a declaration of no-objection is required for a participation by a credit institution of at least 10% in the issued share capital or the related voting rights (each, a Qualifying Participation), or the increase thereof, of a financial institution, such as a credit institution, or a non-financial institution, and, either (i) in case of financial institution, if the total capital of such financial institution would exceed 1% of the credit institution’s consolidated balance sheet total or (ii) in case of a non-financial institution, if the consideration for the Qualifying Participations exceeds 1% of the credit institution’s consolidated equity.

      Pursuant to the VvgB-Act the declaration of no-objection is no longer required in case of a Qualifying Participation by a credit institution in a company whose assets consist more than 90% of liquid assets. The system of declaration of no-objection was simplified further by the introduction of so called bandwidths, umbrella and group-declarations of no-objection in respect of Qualifying Participations.

     Furthermore the ASCS 1992 provides that a declaration of no-objection is required in case of a Qualifying Participation by a natural person or legal entity in a credit institution.

     The Dutch Central Bank together with the Dutch Minister of Finance has developed a “structural policy” for equity participations by credit institutions in non-financial institutions. Under this policy, which will be amended as per the VvgB-Act, an equity participation is not allowed if the value of the participation would exceed 15% of a credit institution’s total capital or if the participation would cause the value of the credit institution’s aggregate Qualifying Participations in non-financial institutions to exceed 60% of its total capital. Certain types of participations will be approved in principle, although in certain circumstances a declaration of no-objection will have a limited period of validity, such as, in the case of a debt rescheduling or rescue operation or when the participation is acquired and held as part of an issue underwriting operation. The approval generally will be given where the value of the non-financial institution concerned or the value of the participation does not exceed certain threshold amounts.

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

Regulation in the European Union

     One of the pillars of the European Union (“EU”) is the establishment of a Single Market for capital, goods and services (including financial services). Under Single Market rules, corporations established in the EU can operate on a European Union-wide basis under the rules and supervision of their country of establishment (home country control). In the financial services area, the implementation of these principles has been governed by the Second Banking Directive for credit institutions and banking services and the Investment Services Directive for securities and investment business. Under those Directives, the Bank can offer banking and investment services on the basis of a single license (“European passport”) through the establishment of a branch or cross-border in all the EU countries.

     In order to improve the operation of the Single Market in financial services, the European Commission launched in 1999 an action plan with the aim of creating an integrated financial services market by 2005. The majority of the legislative acts have already been adopted and will need implementation into the national laws of EU Member States between 2003 and 2007.

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

     The EU is also introducing different mechanisms for enhanced cooperation and greater convergence in day-today regulation and supervision among national supervisory bodies. For securities this has already been done with the creation of the Committee of European Securities Regulators. In November 2003, the European Commission proposed to extend the role of Committee of European Securities Regulators to investment funds and to create two new committees, the Committee of European Banking Supervisors and the Committee of European Insurance and Occupational Pensions Supervisors.

     The European Commission has also presented an Action Plan on Company Law and Corporate Governance, reinforcing shareholder rights and transparency on corporate governance and is in the process of adopting rules and recommendations to improve on-going disclosure requirements for listed companies.

     The European Commission will also present amended rules to modernize the European Union Capital Adequacy Directive normally once there is an Accord in the Basel Committee on Banking Supervision.

     Since the adoption of the Euro in 1999, the European Central Bank, together with the European Union national central banks, define and implement EU monetary policy, hold and manage some or all of member states’ official foreign currency reserves and promote the smooth operation of payment systems. The implementation of EU monetary policy in the participating member states is carried out by their respective national central banks pursuant to their powers under national legislation, which has been amended to reflect the introduction of the Euro and the European Central Bank. Foreign exchange operations, particularly open market operations, are strictly coordinated by the European Central Bank, but are largely carried out by national central banks.

Regulation in the United States

     The Bank’s operations in the United States are subject to extensive regulation and supervision by both federal and state banking authorities. The Bank is a bank holding company within the meaning of the US Bank Holding Company Act of 1956, which restricts its non-banking activities in the United States. However, Holding elected to become a financial holding company on March 11, 2000 and as such is permitted to engage in an expanded list of non-banking activities subject to applicable laws and regulations.

     See also “Legal and Regulatory Proceedings,” “Item 3. Key Information – D. Risk Factors – Regulatory changes or initiatives could adversely affect our business” and “– We are subject to legal risk which may have an adverse impact on our results.”

Regulation in the Rest of the World

     Our operations elsewhere in the world, including in Brazil, are subject to regulation and control by local supervisory authorities, and our offices, branches and subsidiaries in such jurisdictions are subject to certain reserve, reporting and control and other requirements imposed by the relevant central banks and regulatory authorities.

Legal and Regulatory Proceedings

     We are involved in a number of legal proceedings in the ordinary course of our business. Some of these proceedings involve the risk of a material adverse impact on our financial performance or stockholders’ equity. In presenting our consolidated financial statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Charges, other than those taken periodically for costs of defense, are not established for matters when losses cannot be reasonably estimated. We cannot guarantee that these proceedings will be concluded in a manner favorable to us and should our assessment of the risk change, our view on changes to income will also change. See also Item 3. Key Information – D. “Risk Factors – Regulatory changes or initiatives could adversely affect our business” and “– We are subject to legal risk which may have an adverse impact on our results.”

     In March 2005, we reached an agreement to settle a class action litigation filed by purchasers of securities in WorldCom, Inc in the US District Court for the Southern District of New York. Under the terms of the settlement, we will make a payment of USD 278 million to the settlement class, which includes those class members who purchased or otherwise acquired debt securities issued by WorldCom in connection with an offering in 2001. In our decision to reach a settlement, we made no admission of wrongdoing or liability. We believe that it was in our interest to resolve the claims and put an end to the uncertainties and distraction of protracted litigation.

     The Bank’s operations in the United States are subject to extensive regulation and supervision by both federal and state banking authorities. The Bank is a bank holding company within the meaning of the US Bank Holding Company Act of 1956, which restricts its non-banking activities in the United States. However, Holding elected to become a financial holding company on March 11, 2000 and as such is permitted to engage in an expanded list of non-banking activities subject to applicable laws and regulations.

     As previously reported, we have signed a written agreement with the US regulatory authorities concerning our dollar clearing activities in the New York branch and we are providing information to regulatory and law enforcement authorities in connection with investigations relating to our dollar clearing activities and other Bank Secrecy Act compliance matters. These Bank Secrecy Act compliance issues and the related written agreement and investigations have had, and will continue to have, an impact on the Bank’s operations in the United States, including procedural limitations on expansion and the powers otherwise exercisable as a financial holding company. The ultimate resolution of these compliance issues and related investigations cannot be predicted, but regulatory and law enforcement authorities have been imposing more severe penalties against a number of banking institutions for violations of the Bank Secrecy Act and related statutes. See also “Item 3. Key Information – D. Risk Factors –

Regulatory changes or initiatives could adversely affect our business” and “– We are subject to legal risk which may have an adverse impact on our results.”

C. Organizational Structure

      A list of our significant subsidiaries can be found in Note 47 to our consolidated financial statements.

D. Property, Plants and Equipment

     At December 31, 2004, we operated 698 offices and branches in the Netherlands and 3,172 offices and branches in 57 other countries. Of these offices and branches, 445 were in North America, 2,390 were in South America and the Caribbean, 139 were in Europe, 51 were in the Middle East and Africa and 147 were in the Asia/Pacific region. Approximately 52% of the offices and branches are owned and 48% are under lease agreements.

     The following discussion is based on, and should be read in conjunction with, our consolidated financial statements included elsewhere in this report. The consolidated financial statements are prepared in accordance with Dutch GAAP, which varies in certain significant respects from US GAAP. For a discussion of the significant differences and a reconciliation of certain Dutch GAAP amounts to US GAAP, see Note 45 to our consolidated financial statements. In our 2005 annual report, we will provide our consolidated financial statements in accordance with IFRS. In this report, we have provided, for the first time, certain unaudited summarized financial data in accordance with IFRS. See “A. Operating Results – Changes in Accounting Rules - International Financial Reporting Standards,” “– Key Differences between Dutch GAAP and IFRS,” “– Summarized IFRS Financial Data” and “– Reconciliation between Dutch GAAP and IFRS.”

Introduction

     Through the end of 2000, the Bank and its numerous subsidiaries were organized into three operating divisions: the Netherlands Division; the International Division; and the Investment Banking Division. On January 1, 2001, we reorganized our operating divisions into three global Strategic Business Units organized along client lines: Consumer & Commercial Clients, Wholesale Clients and Private Clients and Asset Management. In 2004, we further refined our business units based on responsibility for managing a distinct client segment or product segment. Our (Strategic) Business Units are: Consumer & Commercial Clients, Wholesale Clients, Private Clients, Asset Management and our new Transaction Banking group, our global payments product unit which services all (Strategic) Business Units. We also introduced commercial and consumer segments, to drive growth and profitability by focusing on our primary target clients, and a Group Services organization that oversees all services and operations. These (Strategic) Business Units are further discussed in this report under “Item 4. Information on the Company—Business Overview”. The Bank owned LeasePlan Corporation N.V., an independently managed subsidiary, as mentioned earlier, was sold on November 4, 2004.

     The Bank has also redefined its Corporate Centre as a number of Group Functions. These function groups provide centralized supporting departments, such as Group Risk Management and Group Legal & Compliance, servicing all of our (Strategic) Business Units. The costs of shared services, such as legal advice, are allocated to the (Strategic) Business Units on a contractual basis. The costs of non-shared services, such as governance functions and standard and policy setting functions, are allocated to our (Strategic) Business Units based upon our internal management evaluations.

     Foreign currency exchange rate differences reduced shareholders’ equity by € 198 million at December 31, 2004, of which the depreciation of the US dollar accounted for € 85 million. As at December 31, 2004 compared to as at December 31, 2003, the US$ depreciated on average 8.7% . Risk weighted assets increased € 7.6 billion in 2004 to € 231.4 billion. Foreign exchange decreases were € 6.2 billion of which € 5.7 billion is related to the US dollar. Organic growth was € 26.8 billion. See “Item 5. Operating and Financial Review and Prospects–Liquidity and Capital Resources” for a more detailed explanation of the effect of these movements on our capital ratios.

     Our earnings and business are affected by general economic conditions, the performance of the financial markets, interest rate levels, currency exchange rates, changes in laws, regulations and the policies of central banks, particularly the Dutch Central Bank, the European Central Bank, the Federal Reserve Board and the Brazilian Central Bank, and competitive factors, in each case on a global, regional and/or national basis. For instance, changes in general economic conditions, the performance of financial markets, interest rate levels and the policies and regulations of central banks may affect, positively or negatively, our financial performance by affecting the demand for our products and services, reducing the credit quality of borrowers and counterparties and putting pressure on our loan loss reserves, changing the interest rate margin realized by the Bank between our lending and borrowing costs, changing the value of our investment and trading portfolios and putting pressure on its risk management systems. Changes in currency rates, particularly in the US$-Euro exchange rate, affect earnings reported by our foreign operations, and may affect revenues earned from foreign exchange dealing. Changes in regulatory policies may significantly increase the cost of compliance.

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

Critical Accounting Policies

  Introduction

     Our financial statements have been prepared in conformity with Dutch GAAP. These accounting principles and the material variations from US GAAP are described in more detail in Note 45 to our consolidated financial statements. Both sets of accounting principles require assumptions, estimates and judgments by management. The following is a brief description of the more critical judgment areas in the application of our accounting policies both under Dutch GAAP and US GAAP. For summary discussions of differences between Dutch GAAP and IFRS, see “A. Operating Results – Changes in Accounting Rules – International Financial Reporting Standards,” “– Key

Differences between Dutch GAAP and IFRS,” “– Summarized IFRS Financial Data” and “– Reconciliation between Dutch GAAP and IFRS.”

  Allowance for Loan Losses

     Under both Dutch GAAP and US GAAP, allowances for loan losses are made to reserve for estimated losses in outstanding loans for which there is any doubt about the borrower’s capacity to repay the principal. Allowances are determined through a combination of specific reviews, statistical modeling and estimates. Certain aspects require judgments at many levels in the organization, such as the identification of loans that are deteriorating, probability of default, the expected loss, the value of collateral and current economic conditions. Though we consider the allowances for loan losses to be adequate, the use of different estimates and assumptions could produce different allowances for loan losses, and amendments to the allowances may be required in the future, as a consequence of changes in the value of collateral, the amounts of cash to be received or other economic events. For a further discussion on our allowance for loan losses, see “—Liquidity and Capital Resources—Selected Statistical Information—Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses—Provisioning Policy”.

  Fair Value of Financial Instruments

     Under both Dutch GAAP and US GAAP, financial instruments, when required, are stated at fair value. Fair values are based on quoted market prices or, if not available, on internally developed pricing models fed by independently sourced market information. However, market information is often limited or even not available. In that case management applies judgment. Other factors that could affect estimates as well are incorrect model assumptions, market dislocations and unexpected correlation. Notwithstanding the judgment required in fair valuing, we believe our estimates of fair value are adequate. However, the use of different models or assumptions could result in changes in our reported results.

  Pension and Post-Retirement Benefits

     Under both Dutch GAAP, since January 1, 2002, and US GAAP, significant pension and post-retirement benefit costs and credits are based on actuarial calculations. Inherent in these calculations are assumptions including discount rates, rate of salary increase and expected return on plan assets. Changes in pension and post retirement costs may occur in the future as a consequence of changes in interest rates, expected return on assets or other assumptions. For a further discussion on the underlying assumptions, see Note 13 to our consolidated financial statements.

  Goodwill

     Under US GAAP, we have significant intangible assets related to goodwill. ABN AMRO records all assets and liabilities acquired in purchase acquisitions, including goodwill and other acquired intangibles, at fair value as required by SFAS 141. Goodwill and indefinite-lived assets are no longer amortized but are subject, at a minimum, to annual tests for impairment. Other intangible assets are amortized over their estimated useful lives using straight-line and accelerated methods, and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. The initial goodwill and other intangibles recorded and subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired asset will perform in the future using a discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine over an extended timeframe. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions. Impairment is recognized earlier if indications exist and consequent evaluation warrants so.

  Mortgage Servicing Rights

     Mortgage servicing rights are carried at the lower of initial carrying value, adjusted for amortization, or fair value. Under Dutch GAAP, this includes deferred realized gains and losses on derivative hedges, while, under US GAAP, this includes the SFAS 133 basis adjustments arising from fair value hedging.

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

A. Operating Results

      Constant Foreign Exchange Rates

     Throughout the discussion of the operating results, the financial results and performance compared to the prior period, both in Euros and percentage terms, are given in Euros. We may also, where deemed significant, explain variances in terms of “constant foreign exchange rates” or “local currency”. Both “constant foreign exchange rates” and “local currency” exclude the effect of currency translation differences and is a non-Dutch GAAP financial measure which, unlike actual growth, cannot be derived directly from the information in the financial statements. “Local currency” performance is measured for single currency volume differences. Management assesses, in part, the underlying performance of our individual businesses by separating foreign exchange translation effects throughout the income statement so as to understand the underlying trend of the business performance. The adjustments relate in particular to the impact of fluctuations in exchange rates used in translating results reported by our business units in North America and Brazil in US dollars and Brazilian real into Euros as well as the various currencies making up Wholesale Clients. Management believes that the exclusion of these items provides a better understanding of the underlying operational performance of our businesses during such periods. Fluctuations in exchange rates are outside of the control or influence of management and may distort the underlying operating performance of our businesses during the periods under review. External stakeholders, such as business analysts, also use these measures. However, we recognize that these measures should not be used in isolation and, accordingly, we begin with the comparable Dutch GAAP actual growth measures that reflect all the factors that affect our business in the reported performance sections of this release.

     We calculate the comparable constant foreign exchange rate performance by multiplying the local currency volumes over the period to be compared with the average monthly exchange rates of the previous period being compared. For example, the volumes of the year ended December 31, 2004 are multiplied by the average monthly exchange rates of 2003 to compare with the results of the 2003 on a constant basis.

      Presentation of Extraordinary Items

     As of January 1, 2003, the presentation of extraordinary items under Dutch GAAP changed, whereby certain items formerly presented as extraordinary results are classified within ordinary operations. This affected 2002 results, in that the extraordinary expense recorded to reflect the € 205 million net restructuring reserve to close the US domestic equities and corporate finance businesses, was reclassified as € 325 million of operating expenses, with the € 120 million accompanying tax benefit being reclassified into taxes.

  Financial Overview

     The following tables provide an overview of our total revenue, operating profit before taxes, total assets, risk-weighted assets and offices and branches by Strategic Business Unit and independent subsidiary for each of the years 2004, 2003 and 2002. Of note, 2003 and 2002 figures have been changed to reflect the reclassification of Consumer & Commercial Clients to Corporate Centre. Also, LeasePlan Corporation was sold on November 4, 2004; therefore, 2004 financial figures represent totals through that date (full-time equivalent employees and Offices/Branches for LeasePlan are not included in the December 31, 2004 total).

	For the Year Ended December 31,

	2004	2003	2002	2004	2003	2002

	Total Revenue			Operating Profit Before Taxes

	(in millions of €)
Consumer & Commercial Clients	10,275	10,586	10,299	2,927	3,308	2,754
Wholesale Clients	5,374	5,293	5,296	507	503	(324)
Private Clients	1,092	937	894	239	176	207
Asset Management	595	496	529	153	101	108
Corporate Centre	1,766	668	469	1,419	583	411

Subtotal	19,102	17,980	17,487	5,245	4,671	3,156
LeasePlan Corporation	691	813	793	206	247	232

Total	19,793	18,793	18,280	5,451	4,918	3,388

	At December 31,

	2004	2003	2002	2004	2003	2002

	Total Assets			Risk-Weighted Assets (1)

	(in millions of €)
Consumer & Commercial Clients	216,414	220,914	228,293	145,729	141,360	142,550
Wholesale Clients	313,282	249,865	238,703	73,638	61,554	67,236
Private Clients	17,802	16,143	16,134	7,168	6,027	6,104
Asset Management	958	911	866	1,190	695	647
Corporate Centre	60,167	61,835	61,447	3,656	3,950	2,885

Subtotal	608,623	549,668	545,443	231,381	213,586	219,422
LeasePlan Corporation	-	10,769	10,575	-	10,190	10,150

Total	608,623	560,437	556,018	231,381	223,776	229,572

(1)	Risk-weighted assets are the value of balance sheet assets and off-balance sheet items weighted for risk in accordance with applicable regulatory requirements.

	At December 31,

	2004	2003	2002	2004	2003	2002

	Full-Time Equivalent Employees			Offices and Branches

	(in millions of €)
Consumer & Commercial Clients	70,029	77,369	71,340	3,567	3,288	3,030
Wholesale Clients	17,481	17,624	20,238	190	145	142
Private Clients	3,980	3,877	4,004	82	87	84
Asset Management	1,919	2,124	2,175	31	34	32
Corporate Centre	3,867	1,986	573	0	0	6

Subtotal	97,276	102,980	98,330	3,870	3,554	3,294
LeasePlan Corporation	—	7,221	7,227	—	121	130

Total	97,276	110,201	105,557	3,870	3,675	3,424

Consolidated Results of Operations

     The following table sets forth selected information pertaining to the Group for the years 2004, 2003 and 2002.

Selected Consolidated Results of Operations	At or For the Year Ended December 31,

	2004	2003	2002

	(in millions of €, except Staff, Branches and Percentages)
Net interest revenue	9,666	9,723	9,845
Revenue from securities and participating interests	1,620	269	369
Net commissions	4,750	4,464	4,639
Results from financial transactions	2,288	1,993	1,477
Other revenue	1,469	2,344	1,950

Total revenue	19,793	18,793	18,280
Operating expenses	13,687	12,585	13,148
Provision for loan losses	653	1,274	1,695
Value adjustments to financial fixed assets	2	16	49

Operating profit before taxes	5,451	4,918	3,388
Taxes	1,071	1,503	973

Minority interests	271	254	208

Net profit	4,109	3,161	2,207

Total assets	608,623	560,437	556,018
Risk weighted assets	231,381	223,776	229,572
Full-time equivalent employees	97,276	110,201	105,557
Number of offices and branches	3,870	3,675	3,426
Efficiency ratio (in %)	69.2	67.0	71.9

     For 2004, net profit increased by € 948 million or 30.0% to € 4,109 million from € 3,161 million in 2003. The increase was due to a € 1,000 million or 5.3% improvement in revenues, mainly driven by the sale of LeasePlan Corporation; a € 621 million or 48.7% decrease in provision for loan losses, reflecting improved economic conditions in 2004; a € 432 million or 28.7% decrease in the tax charge, especially at Wholesale Clients and Business Unit Brazil; and a € 14 million reduction in value adjustments to financial fixed assets; offset by a € 1,102 million or 8.8% increase in operating expenses and € 17 million or 6.7% increase in the accrued minority interests in the Bank.

     For 2003, net profit increased by € 954 million or 43.2% to € 3,161 million from € 2,207 million in 2002. The increase was due to a € 513 million or 2.8% improvement in revenues, a € 563 million or 4.3% decrease in operating expenses, a € 421 million or 24.8% decrease in provision for loan losses and a € 33 million reduction in value adjustments to financial fixed assets offset by a € 530 million or 54.5% increase in the tax charge and € 46 million or 22.1% increase in accrued minority interests in the Bank.

     As mentioned before, in 2003 the presentation of extraordinary items under Dutch GAAP changed. This meant that the 2002 extraordinary expense, reflecting the € 205 million net restructuring reserve recorded to close the US domestic equities and corporate finance businesses, was reclassified as € 325 million into operating expenses and the € 120 million accompanying tax benefit was reclassified into taxes.

     During 2004, total revenue increased by € 1,000 million or 5.3% to € 19,793 million as compared to € 18,793 million in 2003. The increase in revenues was largely attributable to an increase of € 1,098 million at Corporate Centre, mainly due to book profits on the sale of LeasePlan Corporation (€ 844 million) and the sale of Bank Austria (€ 115 million). Other increases include € 81 million at Wholesale Clients, € 155 million at Private Clients, and € 99 million at Asset Management. This was partly offset by a decline in the mortgage business decreases of € 311 million at our Consumer & Commercial Clients and € 122 million at LeasePlan Corporation (for results through November 4, 2004), as compared to full year 2003. Operating expenses increased € 1,102 million or 8.8% to € 13,687 million in 2004 as compared to € 12,585 million in 2003. The main reason for this increase was the € 790 million in restructuring charges for Wholesale Clients and Group Shared Services and the buying off of 2005 profit sharing arrangements under the 2004-2005 collective labor agreement in the Netherlands of € 177 million in December 2004.

     During 2003, total revenue increased by € 513 million or 2.8% to € 18,793 million as compared to € 18,280 million in 2002. The increase in revenues represented increased contribution from nearly every Strategic Business Unit. Most directly visible was the € 516 million or 34.9% increase in results from financial transactions as a result of more favorable trading conditions at Wholesale Client leading to an increase of € 280 million and favorable results of US dollar profit hedges in Corporate Centre where an increase of € 216 million occurred. In addition, other revenue increased € 394 million or 20.2% to € 2,344 million reflecting the growth in mortgage income from Business Unit North America where other revenue increased € 341 million. This was offset by net commissions which decreased € 175 million or 3.8% to € 4,464 million, interest revenue which decreased € 122 million or 1.2% to 9,723 million and revenue from securities and participations which decreased € 100 million or 27.1% to € 269 million. The 2003 operating expenses decreased € 563 million or 4.3% to € 12,585 million as compared to € 13,148 million in 2002. Of this decrease € 325 million represents the 2002 restructuring charge recorded to close the US domestic equities and corporate finance businesses of Wholesale Clients.

     In 2004, most foreign currencies depreciated against the Euro, albeit to a lesser extent than in 2003. The US dollar depreciated on average 8.7% in 2004. When eliminating this effect and comparing on a constant foreign exchange rate basis, revenues increased by 8.5% and expenses increased by 11.8% compared to 2003. Accordingly, net interest revenue would have increased 3.1%, mainly because of a lower cost of funding, higher deposit spreads and growth in retail banking average loans outstanding at Consumer & Commercial Clients at Business Unit North America, and loan portfolio growth at Business Unit Brazil. Net commission revenue would have increased 9.7% mainly because of higher service fees and loan portfolio growth at Consumer & Commercial Clients at Business Unit Brazil, the sale of investment, insurance and wealth management products at New Growth Markets, and successful product launches at Business Unit Netherlands. Results from financial transactions would have increased by 14.3% . Other revenue would have decreased 34.7% primarily due to a decline in the North American mortgage business. At constant foreign exchange rates, expenses increased by 11.8% partly due to an increase in expenses at Business Unit North America by 1.4% in local currency (compared to a decrease of 7.4% in Euro) owing to additions to the mortgage repurchase reserve and to the aforementioned restructuring charges of Group Shared Services, offset by high extraordinary costs in 2003 and lower expenses in relation to mortgage origination volumes. Business Unit Brazil also had higher expenses in local currency as a result of the Sudameris consolidation and higher overall staff costs.

     In 2003, most foreign currencies depreciated against the Euro, especially the US dollar, which depreciated on average 16.7% . When eliminating this effect and comparing on a constant foreign exchange rate basis revenues increased by 13.8% and expenses increased by 4.8% compared to 2002. Accordingly net interest revenue would have increased 9.8% due to Consumer & Commercial Clients in Business Units North America, because of higher volumes of mortgages held-for-sale, and Brazil, because of higher interest rates, and the Netherlands, because of a favorable release from a securitization vehicle. Net commission revenue would have increased 4.9% predominantly from increased fees earned by Wholesale Clients. Results from financial transactions would have only increased by 28.3% after eliminating the favorable results from US dollar profit hedges which would not have been realized at constant foreign exchange rates. Other revenue would have increased 37.6% primarily due to the US dollar volume increase in revenue earned from the North American mortgage business. The 4.8% increase in expenses at constant foreign exchange rates was partially due to increased expenses relative to the increased volume from the North American mortgage business. In addition, expenses increased in 2003 as a result a € 100 million restructuring charge in France, a € 75 million higher pension expense in the Netherlands, a € 63 million cost of the rebranding program and the impact in 2002 of a € 42 million release of a provision related to the 2001 sale of European American Bank, considered necessary at the time.

     Our efficiency ratio, which is operating expenses as a percentage of total revenue,was 69.2% in 2004, 67.0% in 2003 and 71.9% in 2002. The reason for the increase in the efficiency ratio in 2004 was the rise in expenses that outpaced the increase in revenues, due to restructuring charges for Wholesale Clients and Global Shared Services and the buying out of 2005 profit sharing arrangements.

     The provision for loan losses decreased by € 621 million or 48.7% to € 653 million in 2004, following higher recoveries and lower net charge-offs, combined with continued improved economic conditions in 2004 leading to a better quality of the total loans outstanding at December 31 2004. In 2003, the provision for loan losses decreased by € 421 million or 24.8% to € 1,274 million following improved economic conditions, especially in the United States, and following the large charges in 2002 for corporate defaults.

     Taxes decreased by € 432 million or 28.7% to € 1,071 million in 2004, owing to tax credits at Wholesale Clients for Business Unit North America and at Business Unit Brazil for Sudameris.

     After taking into account € 43 million of Preference Share and Convertible Preference Share dividends in 2004 (compared to € 45 million in 2003), profit available for distribution to ordinary shareholders increased € 950 million or 30.5% to € 4,066 million. Net profit per Ordinary Share was € 2.45, € 1.94, and € 1.39 in 2004, 2003 and 2002, respectively.

      Net Interest Revenue

     In 2004, net interest decreased by € 57 million or 0.6% . The main contributor was lower interest revenue for Wholesale Clients that decreased by € 308 million or 16.2% from € 1,906 million in 2003 to € 1,598 million in 2004. This was partly offset by higher interest revenue in Consumer & Commercial Clients (an increase of € 113 million or 1.6% to € 6,980 million in 2004) and Corporate Centre (an increase of € 121 million or 39.3% to € 429 million). The Consumer & Commercial Clients business unit that mainly caused the increase was Business Unit Brazil with a € 211 million increase, resulting from the inclusion of full year revenue from Sudameris. Business Unit North America decreased € 111 million due to the negative foreign exchange impact. Corporate Centre increased due to the improved ALM revenue amounting to € 113 million or 35.1% .

     In 2004, the net interest margin in the geographic Netherlands decreased to 1.89% from 1.90% and at the business unit Netherlands, interest margin decreased from 2.79% to 2.64% . The net interest margin in geographic North America was up to 1.78% from 1.71% and at the business unit North America, interest margin increased to 3.02% from 2.74% .. In geographic Brazil interest margins decreased to 10.8% in 2004, compared to 12.6% in 2003 and at the business unit Brazil, interest margin also decreased to 13.8% from 16.6% . The net interest margin is generally higher in Brazil due to its relatively high inflation and interest rates.

     In 2003, net interest revenue decreased by € 122 million or 1.2%, mainly attributable to a decrease of € 209 million or 9.9% at Wholesale Clients, and also a decrease of € 239 million or 9.1% and € 81 million or 5.8% at Business Unit North America and Business Unit Brazil, respectively. On a constant foreign exchange rate basis, total interest income would have increased 9.8% . At Wholesale Clients, this decrease would have been only 1.7%, primarily caused by lower risk weighted assets. In North America, at constant foreign exchange rates, interest income increased 9.3%, caused by higher volumes of mortgages held for sale and, to a lesser extent, by the 4.6% growth of the commercial loan book. In Brazil, this increase was 17.3%, caused by organic growth and the acquisition of Sudameris. In addition, Business Unit Netherlands increased € 281 million, because of lower funding costs and € 120 million retained credit spreads from securitizations that were released. Bouwfonds increased by € 108 million and was partly offset by a € 57 million decrease at our New Growth Markets business unit. Interest income of Corporate Centre increased € 100 million due to favorable asset and liability management income.

      Revenue from Securities and Participating Interests

     Revenue from securities and participating interests increased € 1,351 million to € 1,620 million in 2004. It consisted of dividends received and results from the sales of shares held in the investment portfolio and participations valued using the net equity method. The primary drivers of the increase were profits on the sales of: (i) LeasePlan Corporation (€ 844 million net profit); (ii) Bank Austria (€ 115 million net profit); and (iii) Bank of Asia (€ 213 million net profit). Another driver of the increase was an improvement of € 97 million at Wholesale Clients partly due to the sale of participations.

     In 2003, revenue from securities and participating interests decreased € 100 million or 27.1% to € 269 million. The primary contributors were lower results from the sale of participations at Wholesale Clients where the decrease was € 73 million following a higher level of profits from participation sales in 2002 and lower share in results from participations at Consumer & Commercial Clients of € 21 million.

      Net Commissions

     In 2004, net commissions, which consist of revenue from payment services, securities, letters of credit and other financial guarantees and commissions generated from the sale of insurance policies, increased by € 286 million or 6.4% . The improvement was realized through improved market conditions and the inclusion of Sudameris in Business Unit Brazil, which led to an increase of € 103 million. Total commissions in Consumer & Commercial Clients increased € 232 million to € 1,763 million in 2004 from € 1,531 million in 2003. The two main contributors were New Growth Markets (increase of € 69 million) and Business Unit Netherlands (increase of € 53 million) affecting the payment services and securities business. Improved market conditions supported the increase of € 74 million or 16.2% from € 457 million to € 531 million in Private Clients and a significant strengthening in the world financial markets contributed to Assets Management’s increase of € 55 million or 11.5% to € 535 million.

     In 2003, net commissions decreased by € 175 million. However, evaluated at constant foreign exchange rates net commissions increased by 4.9% because of improved market conditions. Half of this increase could be attributed to Wholesale Clients where Business Unit Financial Markets increased, partly offset by lower commissions from securities and corporate finance work. Consumer & Commercial Clients was the next largest contributor, with 29.3%, where increases in Business Unit Brazil and in New Growth Markets were partly offset by a decrease at Business Unit Netherlands. Private Clients contributed 22.9% of the increase, at constant foreign exchange rates, due to improved market conditions.

      Results from Financial Transactions

     Results from financial transactions, which primarily result from trading on behalf of customers and reflect securities, foreign exchange and derivatives trading, including our own results from hedging our US dollar profits, and results from private equity investments, increased by € 295 million or 14.8% to € 4,750 million in 2004. The increase at Wholesale Clients, which went up by € 351 million or 25.6% due to improved results of Private Equity and Financial Markets, was partly offset by a decrease of € 69 million at Consumer and Commercial Clients.

     In 2003, results from financial transactions increased by € 516 million or 34.9% to € 1,993 million. The increase caused by the US dollar hedges was € 255 million. At constant foreign exchange rates the increase would have been 28.3% . The increase was 93% attributable to Wholesale Clients, which increased by € 388 million on the back of improved private equity results and foreign exchange dealing.

      Other Revenue

     In 2004, other revenue, which consists of results from mortgage banking activities, leasing activities, participating interests, insurance activities and securitizations, decreased by € 875 million or 37.3%, to € 1,469 million, mainly because of a € 827 million decline in mortgage related business in North America. See below for a detailed discussion of the mortgage origination business in our section on Business Unit North America. The deconsolidation of LeasePlan Corporation caused a decrease of € 54 million, as results were only included for ten months in 2004. Other revenue at Bouwfonds increased € 56 million or 29.5% due to higher income from property development activities, driven by an increase in the sale of residential properties in the Netherlands and profits from a commercial development project in Belgium.

     In 2003, other revenue increased by € 394 million or 20.3% to € 2,344 million. Adjusted for foreign exchange effects, the increase was 37.6% . Similar to 2002, our US mortgage business contributed to this increase, as continued low interest rates resulted in higher levels of origination and revenue generated by mortgage servicing rights. This was partly offset by higher mortgage servicing rights amortization, as lower interest rates accelerated prepayment in the first part of the year.

      Operating Expenses

     Operating expenses, which consist of staff costs, other administrative expenses and depreciation expenses increased € 1,102 million or 8.8% to € 13,687 million in 2004, as compared to € 12,585 million in 2003. The main reason for this increase was the € 790 million restructuring charge for Wholesale Clients and Global Shared Services and the € 177 million buy-off of the 2005 profit sharing arrangements under the currently negotiated collective labor agreement in the Netherlands in December 2004. At constant foreign exchange rates, operating expenses would have increased 11.8% .

     In 2004, staff costs represented 56.7% of total operating expenses versus 56.3% for 2003. Staff costs including bonuses increased by € 684 million or 9.7% to € 7,764 million. On a constant foreign exchange rate basis, staff costs increased by 12.5% . Excluding the € 502 million restructuring charges and the € 177 million for the 2004-2005 Dutch collective labor agreement, staff costs would have increased € 5 million or 0.1% . Bonuses as a percentage of total staff costs increased from 14.2% in 2003 to 15.6% in 2004. Bonuses as a whole increased by € 209 million or 20.8 % to € 1,213 million. At constant foreign exchange rates, the increase in bonuses would have been 24.6% mainly because of a 34.4% increase in incentive payments at Wholesale Clients on improved net results.

     In 2003, operating expenses decreased by € 563 million or 4.3% to € 12,585 million. This decrease was mainly the result of favorable currency effects. At constant foreign exchange rates, operating expenses would have increased 4.8% . When the restatement of the € 325 million restructuring costs in 2002 are excluded, the increase, at constant foreign exchange rates, would have been 7.4% . Of this 7.4% increase, the largest increase in expenses, about 55.8%, was attributable to Consumer and Commercial Clients where the business units North America and Brazil represented 42.5% and 16.3%, respectively, of the increase because of costs associated with a corresponding increase in activities. Another 21.5% of this cost increase was attributable to Wholesale Clients, also due to increased activities.

     In 2003, staff costs decreased by € 327 million or 4.4%, but would have increased 4.2% at constant foreign exchange rates. When the restatement of the € 157 million restructuring costs in 2002 are excluded, staff costs would have been 6.5% at constant foreign exchange rates. Of this increase, 45.6% was due to Consumer & Commercial Clients and 36.1% to Corporate Centre. The increase at Consumer & Commercial Clients was due to Business Unit North America, with 30.6%, related to the high volume of mortgage origination, and also due to Business Unit Brazil, with 22.6%, related to the acquisition of Sudameris (an increase of 6,206 full time equivalents) and related to a new labor agreement. This was partly offset by a decrease at Business Unit Netherlands as a result of the “No Detours” program and the sale of our insurance activities. Full-time equivalent employees in Business Unit Netherlands decreased by 1,739 to 21,417. Another 36.1% of the increased staff costs occurred in Corporate Centre, due to the transfer of Risk and Audit staff from Wholesale Clients. These changes were neutral to Wholesale Clients, as they were charged-back as administrative expenses from Corporate Centre. Finally, the restructuring of our operations in France added administrative expenses of € 100 million in 2003 of which € 54 million was for Wholesale Clients, € 32 million for Private Clients and € 14 million for New Growth Markets.

      Provision for Loan Losses

     The provision for loan losses decreased by € 621 million or 48.7% to € 653 million in 2004, following higher recoveries and lower net charge-offs, combined with continued improved economic conditions, leading to a better quality of the total loans outstanding at December 31, 2004. The large reduction in provisions was mainly driven by a decrease of € 363 million at Wholesale Clients, bringing Wholesale Clients total for 2004 to € 36 million. In addition to improvement in the quality of the loan portfolio, the decrease at Wholesale Clients was influenced by the level of provisions in 2003, especially for Parmalat. Decreases of € 232 million or 28.5% at Consumer & Commercial Clients (to € 583 million) also added to the large reduction in 2004. The improvement in provisioning levels in Consumer & Commercial Clients was mainly the result of € 201 million lower provisions in the Commercial line of business at Business Unit North America on unusually high recoveries and improved quality of the commercial loan portfolio.

     In 2003, provisions for loan losses decreased by € 421 million or 24.8% to € 1,274 million. Provisions decreased particularly at Wholesale Clients where the € 343 million or 46.2% decrease was almost completely attributable to the improved credit quality and the lesser impact of large corporate defaults. Consumer & Commercial Clients improved by € 64 million or 7.3%, particularly because of an improvement at Business Unit North America (an improvement of € 171 million or 35.8%) and from recoveries at Bank of Asia of € 20 million and Belgium of € 37 million, following higher levels of provisioning in 2002. These improvements were offset by increased provisions at Business Unit Netherlands of € 109 million or 79.6%, due to the impact of the Dutch economic recession on the Small & Medium Enterprise loan book, and at Business Unit Brazil of € 65 million or 33.7% . At constant foreign exchange rates, the decrease in provision for loan losses would have been 14.0% .

     For further information concerning our loan loss provisioning policy, specific allowances for loan losses and country risk, fund for general banking risks and credit quality ratios, see “Item 3. Key Information—Selected Financial Data” and Notes 4, 14 and 34 to our consolidated financial statements.

      Value Adjustments to Financial Fixed Assets

     Value adjustments to financial fixed assets includes differences, both realized and unrealized, in the value of shares in the Bank’s investment portfolios arising from the changes in the stock market prices of these shares. In 2004, there was a net decrease of value adjustments to financial fixed assets of € 14 million to € 2 million compared to 2003 when there was a net decrease of € 33 million compared to 2002.

      Income Taxes

     Income taxes on operating profit in 2004 decreased € 432 million or 28.7%, from € 1,503 million to € 1,071 million. Consumer & Commercial Clients accounts for € 288 million of the decrease, with € 245 million of the decline attributable to Business Unit North America following a 29.0% decrease in operating profit before taxes. Wholesale Clients accounts for € 111 million of the overall decrease, mainly due to tax-exempt participation sales, tax credits and a change in US tax legislation leading to lower tax reserves. The effective tax rate was 19.6% in 2004 compared to 30.6% for 2003. The effective tax rate was affected by changes in the relative contributions to income from different countries, tax credits and the level of tax-exempt income. The decrease in the tax ratio was attributable to net book profits on the sale of LeasePlan Corporation (€ 844 million at Corporate Centre), which were tax exempt; to Wholesale Clients, where tax credits amounting to € 108 million were posted in North America; and to Business Unit Brazil, due to a tax credit in Sudameris.

     Income taxes on operating profit in 2003 increased € 530 million or 54.4%, from € 973 million to € 1,503 million, mainly due to increased pre-tax income. The effective tax rate was 30.6% in 2003 compared to 28.7% for 2002. The increase in the tax ratio was primarily due to € 162 million higher taxes in Brazil, related to the offshore US dollar book (taxes were negatively affected by the depreciation of US$ leading to a tax charge of € 61 million in 2003, compared to a tax credit of € 101 million in 2002). This was partly offset by increased available tax credits in Wholesale Clients.

      Minority Interests

     The share of operating profit after taxes attributable to third parties as a result of their minority interests in the Bank increased € 17 million or 6.7% to € 271 million in 2004. The increase in minority interests was due to higher profits.

     Minority interest increased by 22.1% from € 208 million in 2002 to € 254 million in 2003. This was mainly due to the increase of operating profit after taxes attributable to third parties in Corporate Centre increasing by € 42 million, due to preferred shares issued in North America.

Results Of Operations By (Strategic) Business Unit

     The following discusses the results of operations of each (Strategic) Business Unit, Corporate Centre and (through November 4, 2004, for) LeasePlan Corporation for years 2004, 2003 and 2002. Starting 2004, the results of our participations in Capitalia and BAPV (both in Italy) and K&H Bank (in Hungary) are being recorded in Corporate Centre. Figures for 2003 and 2002 have been adjusted in the appropriate tables to facilitate comparisons.

Consumer & Commercial Clients

     The following table sets forth selected information pertaining to Consumer & Commercial Clients for the years 2004, 2003 and 2002.

Consumer & Commercial Clients	At or For the Year Ended December 31,

	2004	2003	2002

	(in millions of €, except Staff, Branches and Percentages)
Net interest revenue	6,980	6,867	6,855
Net commissions	1,763	1,531	1,652
Results from financial transactions	173	242	226
Other revenue	1,359	1,946	1,566

Total revenue	10,275	10,586	10,299
Operating expenses	6,766	6,460	6,656
Provision for loan losses	583	815	881
Value adjustments to financial fixed assets	(1)	3	8

Operating profit before taxes	2,927	3,308	2,754
Taxes	805	1,093	759
Minority interests	50	27	21

Net profit	2,072	2,188	1,974

Total assets	216,414	220,914	228,293
Risk weighted assets	145,729	141,360	142,550
Full-time equivalent employees	70,029	77,369	71,169
Number of offices and branches	3,567	3,288	3,030
Efficiency ratio (in %)	65.8	61.0	64.6

     In 2004, net profit decreased by € 116 million or 5.3% to € 2,072 million. Operating profit before tax in 2004 decreased by € 381 million or 13.8% to € 2,927 million. Operating profit before tax decreased by € 563 million at Business Unit North America, due to the slowdown in the mortgage business, while operating profit before tax decreased by € 276 million at Business Unit Netherlands, following non-recurring items in 2003 (see below “Business Unit Netherlands” for details) and 2004 restructuring charges. This was offset by a € 269 million increase in operating profit before tax at New Growth Markets for the book profit on the sale of Bank of Asia. Business Unit Brazil also posted an increase in operating profit before tax of € 110 million, as a result of increased revenues and the inclusion of full-year Sudameris results. Operating profit before tax at Bouwfonds increased € 80 million due to increased property development. At constant foreign exchange rates, net profit would have increased 1.6%, mainly owing to Business Unit Brazil which would have had increased by 58.3%, and operating profit before tax would have decreased by 6.0%, owing to improved constant results at Business Unit North America and at Business Unit Brazil.

     Total revenue in 2004 decreased by € 311 million or 2.9% to € 10,275 million, mainly driven by a decrease of € 587 million in other revenue. At constant foreign exchange rates, revenues would have increased by 1.6% . Operating expenses increased by € 306 million or 4.7% to € 6,766 million, mainly at Business Unit Brazil and Business Unit Netherlands. At constant foreign exchange rates, expenses would have increased by 9.0% . As a result, the efficiency ratio deteriorated to 65.8 in 2004 from 61.0 in 2003.

     In 2003, net profit increased by € 214 million or 10.8% to € 2,188 million. Operating profit before tax in 2003 increased by € 554 million or 20.1% to € 3,308 million. Business Unit North America contributed € 207 million of this increase due to lower provisions for loan losses and growth in the mortgage business. Operating profit before tax at Business Unit Netherlands increased € 168 million, as higher revenues more than offset higher loan loss provisions. Operating profit before tax at Bouwfonds increased € 96 million on higher revenues, and lower loan loss provisions at New Growth Markets produced an increase in operating profit before tax of € 61 million. Business Unit Brazil contributed € 21 million of this increase as a result of high interest rates and volume growth. The growth in operating profit before taxes was offset by a € 334 million or 44.0% increase in the tax expense caused by higher pre-tax profits and the higher tax charge in Brazil for our offshore position following a large benefit in 2002.

     Total revenue in 2003 increased by € 287 million or 2.8% to € 10,586 million. Operating expenses decreased by € 196 million or 2.9% to € 6,460 million. As a result, the efficiency ratio improved to 61.0 in 2003 from 64.6 in 2002.

      Net Interest Revenue

     In 2004, net interest revenue increased by € 113 million or 1.6 % to € 6,980 million, due to increases of € 210 million at Business Unit Brazil and € 71 million at Bouwfonds. The increases were offset by decreases of € 111 million at Business Unit North America as a result of currency translations and € 83 million at Business Unit Netherlands. At Business Unit Brazil, the consolidation of Sudameris and the ongoing growth of commercial and retail loan portfolios supported the increase. The loan portfolios grew strongly at Business Unit Brazil (+25.1%) driven specifically by personal and small and medium-sized enterprises loan growth. The increase in net interest revenue at Bouwfonds was due to higher margins and the increase in interest revenues at Business Unit Netherlands was driven by higher ALM income. In local currency, loan demand firmed up at Business Unit North America, supported by growth in the corporate commercial portfolio and growth of the home equity credit lines.

     In 2003, net interest revenue increased by € 12 million or 0.2 % to € 6,867 million. Increases in net interest revenue of € 281 million at Business Unit Netherlands and € 108 million at Bouwfonds were partially offset by decreases of € 239 million at Business Unit North America and € 81 million at Business Unit Brazil. The increase at Business Unit Netherlands was due primarily to a lower cost of funding as a result of growing savings accounts. In addition, € 120 million in extra interest revenues was realized on the Amstel Securitization, where credit spreads had been over-accrued since 1999. At Bouwfonds, the increase in net interest income was due in part to the transferred residential mortgage loan portfolio from Business Unit Netherlands and in part to improved margins and volumes on residential mortgages.

     Total average assets decreased by € 4.5 billion or 2.0% in 2004 as compared to 2003. Private sector loan volume increased by 2.1% to € 171.7 billion in 2004 as compared to 2003.

     Total average assets decreased by € 7.4 billion or 3.2% in 2003 as compared to 2002. Private sector loan volume decreased slightly by 2.6% to € 168.1 billion in 2003 as compared to 2002.

      Net Commissions

     The following table sets forth total net commissions and its components for Consumer & Commercial Clients for 2004, 2003 and 2002.

Consumer & Commercial Clients - Net commissions	For the Year Ended December 31,

	2004	2003	2002

	(in millions of €)
Payment services	1,012	867	977
Insurance	108	124	160
Securities	222	204	188
Guarantees	88	118	70
Management and trust	200	186	194
Other	133	31	63

Total net commissions	1,763	1,531	1,652

     Net commissions in 2004 increased by € 232 million or 15.2% to € 1,763 million. Payment services rose by € 145 million or 16.7% owing to increases at Business Unit Brazil of 59.2%, mainly driven by the integration of Sudameris, as well as higher service fees and loan growth. There were also increases at Business Unit Netherlands of 10.2% following various product launch initiatives. Other commissions increased by € 115 million or 52.8%, mainly driven by the sale of investment products, insurance products and other wealth management/investment products at New Growth Markets. At constant foreign exchange rates, commissions would have increased 20.8%, and commissions at Business Unit North America would have increased by 10.8%.

     Net commissions in 2003 decreased € 121 million or 7.3% to € 1,531 million. Payment services declined € 112 million or 11.4%. Apart from a decline in the Netherlands, due to lower volumes of payment activities at reduced fees, the overall decrease was due to foreign currency translation effects on our North American and Brazilian operations. Insurance commissions declined € 36 million or 22.5% compared to 2002, fully attributable to the sale of our insurance operations in the Netherlands in March 2003 to a joint venture with Delta Lloyd. At constant foreign exchange rates, commissions would have increased 4.0%. Retail growth at Business Unit Brazil would have contributed 139.8% of this increase. Improved market conditions at New Growth Markets would have contributed 45.8% and increased commercial real estate activity at Business Unit North America would have been responsible for 21.7%. All of this would be offset by the aforementioned declines at Business Unit Netherlands.

     In 2003, securities commissions increased € 16 million or 8.5% as a reflection of increased demand for services by clients triggered by improved market conditions. Guarantee commissions increased € 49 million or 70%, especially in Brazil due to a reclassification of revenue related to import financing from interest to guarantee commissions. Other commissions declined € 42 million or 16.1% in 2003 compared to 2002. At constant foreign exchange rates, other commissions would have only declined by € 2 million in 2003.

      Results from Financial Transactions

     The following table sets forth total results from financial transactions and the principal components thereof for Consumer & Commercial Clients for 2004, 2003 and 2002.

Consumer & Commercial Clients – Results from financial transactions	For the Year Ended December 31,

	2004	2003	2002

	(in millions of €)
Securities trading	68	119	112
Foreign exchange dealing and other	105	122	114

Total results from financial transactions	173	241	226

     In 2004, results from financial transactions decreased € 68 million or 28.2%. The decrease under securities trading is due to Business Unit North America, where results at the Broker Dealer Services Division decreased due to a rise in interest rates, resulting in a shift from retail fixed income demand back to equities. The decrease under foreign exchange dealing and other was due to poorer foreign exchange dealing at Business Unit Brazil.

     In 2003, results from financial transactions increased € 15 million or 6.6%. The increase under securities trading is due to Business Unit North America, where profits were realized on fixed income products that benefited from the low rate environment and uncertainty in the equities markets. The increase under foreign exchange dealing and other was due to improved foreign exchange dealing at Business Unit Brazil.

      Other Revenue

      Other revenue for Consumer & Commercial Clients can be broken down as follows:

Consumer & Commercial Clients – Other revenue	For the Year Ended December 31,

	2004	2003	2002

	(in millions of €)
Revenues from securities and participations	407	192	117
Mortgage banking activities	372	1,243	978
Property development	243	184	165
Insurance companies	187	250	249
Other	150	77	57

Total other revenue	1,359	1,946	1,566

     Other revenue for Consumer & Commercial Clients consists principally of revenue from our US mortgage origination, securitization and servicing business. Additional sources of other revenue are the results on project development of Bouwfonds, revenue from insurance subsidiaries and revenue from securities and participating interests.

     Other revenue decreased € 587 million or 30.2% to € 1,359 million in 2004. Business Unit North America experienced a decrease of € 780 million or 56.8% to € 593 million owing to the greater than expected deterioration in the US mortgage business. For a detailed discussion of the mortgage related business at Business Unit North America, see “North America” below. The decrease in other revenue was offset by an increase in property development income by € 59 million or 32.1% to € 243 million, mainly due to increased business volumes and increased commercial real estate development at Bouwfonds. Revenue from participations also increased by € 215 million or 112.0% to € 407 million and is included within other revenue. This was especially due to the € 213 million book profit realized by New Growth Markets on its sale of Bank of Asia. At constant foreign exchange rates, other revenue would have decreased 26.1% in 2004.

     Other revenue increased € 380 million or 24.3% to € 1,946 million in 2003. Business Unit North America experienced an increase of € 335 million of which € 265 million was related to increased revenues from the mortgage related business. Property development income increased € 19 million or 11.5% to € 184 million, as Bouwfonds was able to increase business volumes. Revenue from insurance subsidiaries decreased € 63 million following the sale by Business Unit Netherlands of its insurance subsidiaries to a joint venture with Delta Lloyd. Revenue from securities and participations decreased € 21 million. The € 111 million profit realized by Business Unit Netherlands on its sale of the insurance business to the Delta Lloyd joint venture was offset by lower results from our participations in Saudi Arabia and following the € 59 million profit from the sale in 2002 of a participation in Kredietbank Luxembourg.

      Operating Expenses

     The following table sets forth operating expenses for Consumer & Commercial Clients for 2004, 2003 and 2002.

Consumer & Commercial Clients – Operating expenses	For the Year Ended December 31,

	2004	2003	2002

	(in millions of €)
Staff costs	3,710	3,593	3,795
Other administrative expenses	2,540	2,321	2,202
Depreciation	516	546	659

Total operating expenses	6,766	6,460	6,656

     In 2004, operating expenses increased € 306 million or 4.7% to € 6,766 million. The increase per business unit was € 227 million in Brazil, € 180 million in the Netherlands, € 42 million in Bouwfonds and € 23 million in New Growth Markets, offset by a decrease of € 166 million in North America. Expenses were also impacted by Global Shared Services restructuring charges of € 352 million, with € 213.4 million in staff costs, € 99.2 million in other administrative expense and € 39.4 million in depreciation. A total of 81.5% of the restructuring charges went to Business Unit Netherlands and 17.3% went to Business Unit North America. At constant foreign exchange rates, operating expenses increased 9.0%. Excluding the restructuring charges, at constant foreign exchange rates, operating expenses would have increased 3.5%.

     Staff costs increased by € 116 million or 3.2% to € 3,710 million in 2004, with a € 127 million increase at Business Unit Brazil as a result of the acquisition of Sudameris, the collective labor agreement, labor claims and voluntary benefits adjustments. Other administrative expense increased € 220 million or 9.5%, mainly at Business Unit Netherlands (€ 119 million due to the transfer of Human Resources Services and European Payments Center) and at Business Unit Brazil (€ 106 million due to advertising and market expense and higher consulting fees).

     In 2003, operating expenses decreased € 196 million or 2.9% to € 6,460 million. The decrease per business unit was € 128 million in Brazil, € 49 million in North America, € 35 million in the Netherlands and € 19 million in New Growth Markets and was partly offset by an increase of € 35 million at Bouwfonds. However, at constant foreign exchange rates, operating expenses increased 7.9%, with 76.2% of the increase coming from Business Unit North America mainly because of costs associated with the increased mortgage volumes, the cost of a rebranding initiative and the move to a new building. Business Unit Brazil contributed 29.1% of this increase because of an increase in staff costs and acquisition related expenses of Sudameris. Business Unit Netherlands had € 35 million lower operating expenses primarily due to lower staff costs (a decrease of € 73 million) following the 2002 “No Detours” restructuring program. At constant foreign exchange rates, staff costs increased 5.6%, with 67.1% of this increase due to Business Unit North America where headcount increased by 1,029 for increased activity in the mortgage banking operations. Mortgage compensation was also higher following improved performance. A further 49.6% of this increase was due to Business Unit Brazil, in line with the growth of the business. New Growth Markets contributed 8.5% of the increase due to the € 14 million restructuring charge in France and Bouwfonds contributed 8.4% of the increase in line with growth in activities.

     In 2003, other administrative expenses increased € 81 million or 3.6%. At constant foreign exchange rates, other administrative expenses increased 17.2%. Business Unit North America accounted for 61.8% of this increase. This was mainly due to additional costs associated with the growth in the mortgage business and also due to € 36 million for the cost of rebranding and € 37 million for the cost of moving to a new technology and operations center. Business Unit Netherlands accounted for 34.5% of the increase, which was partly offset by lower depreciation, and 11.8% of the increase came from Business Unit Brazil, caused by integration cost of Sudameris.

     Depreciation decreased by € 116 million or 17.5%, mainly at Business Unit Netherlands due to the transfer of ownership of real estate and information technology assets to other (Strategic) Business Units active in the Netherlands.

      Provision for Loan Losses and Value Adjustments to Financial Fixed Assets

     In 2004, provisions for loan losses decreased by € 232 million or 28.5%. Provisioning decreased from 57 basis points to 40 basis points of average Risk Weighted Assets. This development was primarily due to lower gross provisions and higher recoveries in the commercial banking portfolio of Business Unit North America. In addition, the improvement of macro-economic conditions led to a significant decline in delinquency rates in all segments of the portfolio at Business Unit Brazil, a development further enhanced by the results of upgraded credit scoring and collection systems. Provisioning increased at New Growth Markets primarily due to the absence of recoveries in the portfolio of Bank of Asia compared to 2003.

     In 2003, provisions for loan losses decreased by € 66 million or 7.5%. € 171 million or 35.8% of the decrease was at Business Unit North America as credit quality improved, especially in the commercial loan portfolio. At constant foreign exchange rates, the decrease amounted to 22.7%. At New Growth Markets, loan losses decreased € 74 million following the economic recovery in 2003 and high losses in 2002 in Belgium, Thailand and Taiwan. This was offset by an increase at Business Unit Netherlands of € 109 million, reflecting the recessionary climate in the Netherlands and its impact on program lending and the small and medium-sized enterprise loan book. It was further offset by an increase at Business Unit Brazil of € 64 million, primarily due to the impact of high inflation and high interest rates on the consumer finance portfolio.

     Value adjustments to financial fixed assets equaled € -1 million in 2004, reflecting a reduction of € 4 million compared to 2003.

     Value adjustments to financial fixed assets equaled € 3 million in 2003, reflecting a reduction of € 5 million compared to 2002.

      Taxes

     In 2004, taxes decreased by 26.3% and the effective tax rate decreased by 5.5 percentage points to 27.5%. This was due to a lower operating result at Business Unit North America and a lower effective tax rate, in particular in Brazil. The effective tax rate of Business Unit Brazil declined due to lower tax charges related to the offshore US dollar book. This was the result of a smaller appreciation of the Brazilian real against the US dollar.

     In 2003, taxes increased considerably by € 334 million or 44.0% to € 1,093 million. An increase of € 162 million was due to the impact of our offshore position at Business Unit Brazil which in 2002 had a beneficial impact and in 2003 resulted in a charge of € 61 million. The remainder of the change is mostly due to the increase in operating profit before taxes.

      Minority Interests

     Minority interest at Consumer & Commercial Clients consists primarily of our operations in Brazil. In 2004, the share of minority interest by third parties in operating profit after taxes increased by € 23 million or 85.2%. In 2003, minority interest increased by € 6 million or 28.6%. The main reason for the increase was the increased minority interest in Brazil following the Banco Sudameris acquisition where the minority interest increased € 2 million. At New Growth Markets, the improved results of the Bank of Asia subsidiary was the reason for the remaining increase.

     Set forth below is a discussion of selected financial information for the business units of Consumer & Commercial Clients.

   Business Unit Netherlands

     The following table sets forth selected information pertaining to Business Unit Netherlands for years 2004, 2003 and 2002.

Consumer & Commercial Clients – Business Unit Netherlands	For the Year Ended December 31,

	2004	2003	2002

	(in millions of €)
Net interest revenue	2,521	2,604	2,323
Net commissions	632	579	650
Results from financial transactions	35	24	26
Other revenue	13	137	109

Total revenue	3,201	3,344	3,108

Operating expenses	2,699	2,519	2,554
Provision for loan losses	201	246	137
Value adjustments to financial fixed assets	0	2	8

Operating profit before taxes	301	577	409
Taxes	94	159	135
Minority interest	0	3	1

Net profit	207	415	273

Total assets	85,660	84,150	93,570
Risk weighted assets	55,692	52,634	54,223
Full-time equivalent employees	19,846	21,417	23,156
Number of offices and branches	662	666	689
Efficiency ratio (in %)	84.3%	75.3%	82.2%

     Business Unit Netherlands’ net profit fell by € 208 million or 50.1% to € 207 million in 2004. A comparison with 2004 is strongly influenced by two extraordinary gains in 2003 revenues and by 2004 restructuring charges. Specifically, these were: (i) a € 111 million gain from the sale of our insurance activities to the joint venture with Delta Lloyd recorded at other revenue; (ii) a contribution of € 120 million from an interest reserve which was released following the termination of a securitization vehicle at net interest; and (iii) a charge of € 287 million for the Global Shared Services restructuring, affecting staff costs by € 176 million, other administrative costs by € 83 million and depreciation by € 28 million.

     Total revenues for 2004 decreased by € 143 million or 4.3% to € 3,201 million compared to 2003, mainly due to the aforementioned extraordinary gains in 2003. Partly offsetting these items, net interest revenue included an increase of € 37 million in increased volumes in retail savings, which also led to increased market share. Consumer loan volumes also showed an improvement year over year. Commissions were up € 53 million or 9.2% to € 632 million compared to 2003. This increase was mainly driven by a rise in commissions on payments, owing to higher electronic banking commissions and the introduction of service fees in the commercial and consumer segment. Commissions on securities remained stable.

     In 2004, operating expenses increased € 180 million or 7.1% to € 2,699 million, due to the aforementioned restructuring charges, of which € 176 million in staff costs, € 83 million in other administrative expense, and € 28 million in depreciation. Administrative expenses increased by an additional € 36 million mainly due to internal charges for the transfers of Human Resources Services and European Payments Center to Group Shared Services. Partly offsetting these charges, staff costs were positively affected by a decrease in pension-related staff costs (apportionment) by € 108 million, a reduction in full-time equivalent employees by 1,571 (transfer of Audit Inspection to Group Audit and the transfers of European Payments Center, Human Resources Services and Academy to Group Shared Services) and a € 31 million decrease in depreciation, due to lower investments and the sale of buildings.

     Provisions decreased by € 45 million or 18.3% to € 201 million compared to 2003. Provisions in 2004 were equivalent to 37 basis points of average Risk Weighted Assets, compared to 47 basis points in 2003. Consumer lending additions fell 35.5% to € 98 million and commercial lending additions decreased 16% to € 116 million. The decrease at commercial lending was impacted by some major defaults at Corporate Clients in the first half year. Overall, net additions to provisions showed a downward trend since the beginning of this year. Efficiency ratio deteriorated from 75.3% in 2003 to 84.3% 2004. Excluding the 2003 extraordinary gains and 2004 restructuring charges, the efficiency ratio would have improved from 80.9% in 2003 to 75.4% in 2004.

     In 2003, net profit at Business Unit Netherlands improved € 142 million or 52.0% compared to 2002. This increase was mainly due to higher revenues and lower costs against higher provisions for loan losses.

     The increase in total revenue of € 236 million or 7.6% to € 3,344 million in 2003 was largely attributable to the € 120 million extraordinary release of an interest reserve from terminating a securitization vehicle and the € 111 million gain on the sale of our insurance activities to a joint venture with Delta Lloyd. Adjusted for non-recurring items, revenues were stable.

     The terminated securitization vehicle began in December 1999 and December 2000, when we transacted two traditional asset securitization programs for consumer loans, originally amounting to € 1.6 billion. The main objective for these programs was to obtain solvency relief. In order to achieve the desired rating for the notes issued by the relevant Special Purpose Vehicles, the Bank had to provide credit enhancement. This credit enhancement consisted of (a) credit spreads, or future interest margin (interest received minus interest paid to the holders of the notes), and (b) a reserve account. The purpose of this credit enhancement was to create a principal deficiency ledger to absorb the first losses with respect to defaulted loans. In 2003, we discovered that, within the Special Purpose Vehicles principal deficiency ledger, only the funding from the interest margin had taken place on a monthly basis. However, the principal deficiency ledger was never debited for defaulted loans. Rather, these loan losses were erroneously charged against the loan loss allowance kept in the Bank itself instead of the Special Purpose Vehicle. Consequently, the balance of the principal deficiency ledger, consisting of accrued interest margin, was not zero, but over-accrued in the period from January 2000 through September 2003 in the amount of € 120 million.

     The reported 12.1% increase in interest revenue was also positively impacted by structural changes in the interest allocation, an impact of € 130 million, whereby revision of the allocation of some client and internal accounts totaled € 77 million. Furthermore, the fall in short-term interest rates, which had a stronger impact on liabilities than on assets, contributed € 10 million. Our market share in savings continued to increase from 19.1% in 2002 to 19.9% in 2003. Lastly, the transfer of the MNF portfolio to Bouwfonds negatively affected interest revenue by € 57 million.

     In 2003, commissions decreased by € 71 million or 10.9%, as a result of € 36 million lower commissions on insurance activities following the sale of our insurance activities and the new commission structure agreement with the Delta Lloyd joint venture and a € 24 million decrease of payment commissions, partly as a result of EU regulations requiring EU payment traffic to be charged at the same rates as domestic transfers.

     Other revenue increased by € 28 million or 25.7% in 2003 to € 137 million as a result of a € 111 million gain on the sale of our insurance activities, partly offset by a € 64 million reduction of insurance results following the sale and a loss recorded at Interpay.

     Operating expenses decreased by € 35 million or 1.4% in 2003 compared to 2002. Staff costs went down € 73 million or 4.7% compared to 2002, resulting from 1,739 lower full-time equivalent employees following the “No Detours” program in 2002, the sale of our insurance activities and lower temporary staff. At year-end 2003, full-time equivalent employees, including temporary staff, totaled 21,417. These benefits were partly offset by higher staff costs due to the Collective Labor Agreement and pension costs. Depreciation costs decreased by € 95 million in 2003.

     Offsetting this, administrative expenses increased by € 133 million, partly due to the transfer of fixed information technology assets to other Dutch (Strategic) Business Units (€ 56 million) and higher costs for housing, communication and Interbank charges against lower expenses of subsidiaries (de-consolidation of Insurance subsidiaries and MNF portfolio). Before 2003, the Dutch Information Technology assets were part of the balance sheet of Business Unit Netherlands along with the related expenses (e.g., depreciation). Before 2003, Business Unit Netherlands charged other business units for the use of the Information Technology via internal settlements classified under other administrative expenses. In 2003, the Dutch Information Technology assets were split over the (Strategic) Business Units, which was as such cost neutral for all Dutch business units, but implied higher other administrative expenses at Business Unit Netherlands.

     Provisions in 2003 rose € 109 million or 79.6% to € 246 million. The rise reflected the recessionary economic climate in the Netherlands and its impact on program lending and the small and medium-sized enterprise loan portfolio.

     The efficiency ratio improved from 82.2% in 2002 to 75.3% in 2003, due to the higher revenues and lower costs.

   Business Unit North America

     The following table sets forth selected information pertaining to Business Unit North America for years 2004, 2003 and 2002.

Consumer & Commercial Clients – Business Unit North America	For the Year Ended December 31,

	2004	2003	2002

	(in millions of €)
Net interest revenue	2,266	2,377	2,616
Net commissions	610	603	711
Results from financial transactions	106	152	153
Other revenue	593	1,373	1,038

Total revenue	3,575	4,505	4,518

Operating expenses	2,092	2,258	2,307
Provision for loan losses	105	306	477

Operating profit before taxes	1,378	1,941	1,734
Taxes	429	674	604
Minority interests	3	1	0

Net profit	946	1,266	1,130

Total assets	73,444	82,997	95,383
Risk weighted assets	53,734	55,263	61,669
Full-time equivalent employees	17,159	19,356	18,680
Number of offices and branches	428	425	426
Efficiency ratio (in %)	58.5%	50.1%	51.1%

     Net profit of Business Unit North America decreased by € 320 million or 25.3% to € 946 million in 2004. At constant foreign exchange rates, the decrease was 18.2%. This decrease was mainly the result of the larger than expected decline on the mortgage activities. Comparison of results is also impacted by several one-off items: (i) gain on sale of the Executive Relocation Company in 2004 of € 73 million revenues; (ii) Global Shared Services restructuring charges of € 61 million; (iii) additions to the mortgage liability reserve in 2004 of $ 123 million and in 2003 of $ 73 million; and (iv) adjustments related to the rebranding and the move to the new operations center in 2003 (€ 51 million gross).

     Revenues at Business Unit North America decreased by € 930 million or 20.6% to € 3,575 million in 2004. A decline in overall mortgage revenues of 66.9% led the decrease and was as a result of a greater than expected slowdown in refinancing activity, as well as an increase in market competition, which caused competitive pricing strategies. This led to rapidly deteriorating origination margins. Mortgage revenues made up 10.4% of total revenues in 2004, compared to 27.1% of total revenues in 2003. The decrease in total revenues was further influenced by currency translations, as at constant foreign exchange rates, revenues would have decreased by 13.2%.

     Other revenues decreased by € 780 or 56.8% to € 593 million, due to a reduction in mortgage market activity, evidenced by lower mortgage origination volumes and, to a lesser extent, less mortgage reinsurance business combined with negative spreads in 2004 compared to 2003. Year over year, at the Mortgage line of business, total loans decreased by $ 6.0 billion or approximately € 4.8 billion. Net interest revenue decreased by € 111 million or 4.7% to € 2,266 million, mainly due to currency fluctuations. At constant foreign exchange rates, net interest income would have risen by 4.2% owing to the Capital Markets and Trust line of business. This was partly offset by higher Commercial banking results, and specifically strong commercial loan revenues, deposit growth and higher spreads. Results from financial transactions decreased by € 46 million or 30.3% to € 106 million, due to a reduction in the investment portfolio and lower overall trading income again affected by the rising rate environment. Securities trading in the Capital Markets & Trust line of business decreased by $ 43.0 million or approximately € 34.5 million.

     Operating expenses decreased by € 166 million or 7.4% to € 2,092 million in 2004, but at constant foreign exchange rates increased by 1.4%. This increase was due to the aforementioned Global Shared Services restructuring charge of € 61 million in 2004. The restructuring charge affected staff costs with € 37 million, other administrative expenses with € 14 million, and depreciation with € 11 million.

     Staff costs decreased by € 78 million or 6.3%, with staff reductions in the Mortgage line of business, following lower volumes. At constant foreign exchange rates, staff costs would have increased by 4.5% owing to increased full-time equivalent employees in the Specialty Banking and GSTS lines of business. Incentive bonuses decreased by 11.6%, in line with the lower results. Other administrative expenses decreased by € 117 million or 13.1% in comparison to high 2003 levels, owing to the 2003 incidentals (rebranding costs, lease breakage fees and other expenses involved in the move to the new operations center).

     Full-time equivalent employees decreased by 2,197 or 11.4% of total staff following the reduction in mortgage activity. Moreover, a concentration of product capabilities of the retail network into service hubs fed this decline. This concentration not only enables us to optimize resource allocation, it also enables us to improve expertise and increase the availability of advisors to clients.

     As a result of the above, the operating result of Business Unit North America decreased by 34.0% in 2004 compared to 2003. At constant foreign exchange rates, operating result would have decreased by 27.8%.

     Provision for loan losses declined by € 201 million or 65.7% to € 105 million in 2004, mainly as a result of the improved quality of the commercial loan portfolio, an extraordinary high level of recoveries and a decline in charge-offs.

     In 2003, the net profit of Business Unit North America increased € 136 million or 12.0% to € 1,266 million. Business Unit North America benefited from both the low interest rate environment, which drove the US mortgage refinancing boom, and an improved and more stable credit environment in 2003. Mortgage banking revenues increased by € 265 million from € 978 million to € 1,243 million for the year ended December 31, 2003. In addition, provisions for loan losses declined by € 171 million to € 306 million. Results were significantly impacted by the decline of the US dollar against the Euro (a decline of 16.7% in 2003). At constant foreign exchange rates, net profit increased 33.3%. Similarly, while total revenues decreased by € 13 million or 0.3%, at constant foreign exchange rates, total revenue increased 19.4%. In addition, while operating expenses decreased € 49 million or 2.1%, at constant foreign exchange rates, operating expenses increased by 17.5%.

     Approximately € 335 million or 32.3% of the increase in other revenue in 2003 was attributable to mortgage banking activities (a 55.7% increase at constant foreign exchange rates). Low interest rates also benefited net interest income, which increased 9.4% at constant foreign exchange rates, and results from financial transactions, including brokerage activities, which increased 19.3% at constant foreign exchange rates.

     Through our mortgage subsidiary, ABN AMRO Mortgage Group, Inc., Business Unit North America has a leading position in the national US mortgage banking business. In 2003, we originated $ 123 billion or € 108 billion of home mortgages, equaling our previous record. Business Unit North America’s mortgage servicing portfolio also reached record levels in 2003, exceeding the $ 200 billion or € 175 billion level. Growth in the mortgage servicing portfolio contributed to higher loan servicing fees. This improvement was augmented in the second half of 2003, as a decline in refinancing activity resulted in a decline in mortgage servicing right amortization, net of hedges, and a corresponding improvement in mortgage servicing revenue from € 112 million in 2002 to € 369 million in 2003. The mortgage servicing revenue and mortgage origination revenue, net of hedging activity, is included in other revenue and grew a combined € 265 million or 27.1% to € 1,243 million in 2003 from € 978 million in 2002. Using constant foreign exchange rates, this revenue increased by 52.9% year on year. See footnote 30 to the financial statements for a breakdown of the components of mortgage servicing revenue and mortgage origination revenues.

     Relative to 2002, the revenues of the commercial banking line of business increased by 11.1% in 2003 at constant foreign exchange rates. This development was driven by three factors: 1) strong commercial real estate origination and sale activities recognized in Results from Financial Transactions, 2) a 23% increase in core commission income, included in Net Commissions, and 3) an 11% increase in loan commitments and related fee income, also in Net Commissions. It is noteworthy that loan commitments grew at a higher pace in the fourth quarter (2.6% quarter on quarter) compared to the rest of 2003.

     Revenues of the retail banking line of business were stable in 2003 at constant foreign exchange rates. The consumer loan portfolio continued its rapid expansion (12.8% annualized) driven by volume gains in home equity loans. It is to be noted that the core deposit base grew by 4.6% in 2003 compared to 2002.

     Operating expenses decreased € 49 million or 2.1% in 2003 compared to 2002, but at constant foreign exchange rates increased by 17.9%. A total of € 73 million was related to the rebranding project (€ 36 million) and the opening of the new operations and technology center (€ 37 million). The efficiency ratio improved slightly to 50.1%.

     Credit quality improved considerably throughout 2003. Loan loss provisions fell by € 171 million or 35.8%, and at constant foreign exchange rates decreased 22.6% due to significant improvements in the credit quality of our commercial loan portfolio.

     Taxes increased € 70 million or 11.6% in 2003, largely as a result of the 11.9% increase in operating profit before taxes as the effective tax rate remained constant at 34.7%.

     At year-end 2003, full-time equivalent employees, including temporary staff, of Business Unit North America totaled 19,356, an increase of 3.6% compared to 2002, which basically related to the increased mortgage activities.

   Business Unit Brazil

     The following table sets forth selected information pertaining to Business Unit Brazil for years 2004, 2003 and 2002.

Consumer & Commercial Clients – Business Unit Brazil	For the Year Ended December 31,

	2004	2003	2002

	(in millions of €)
Net interest revenue	1,514	1,304	1,385
Net commissions	317	214	175
Results from financial transactions	8	44	30
Other revenue	160	132	146

Total revenue	1,999	1,694	1,736

Operating expenses	1,298	1,071	1,199
Provision for loan losses	226	258	193

Operating profit before taxes	475	365	344
Taxes	147	147	(57)
Minority interests	42	12	10

Net profit	286	206	391

Total assets	13,886	12,329	7,878
Risk weighted assets	9,300	7,819	5,955
Full-time equivalent employees	26,800	28,160	21,954

Consumer & Commercial Clients – Business Unit Brazil	For the Year Ended December 31,

	2004	2003	2002

	(in millions of €)
Number of offices and branches	2,331	1,970	1,696
Efficiency ratio (in %)	64.9%	63.2%	69.1%

     Business Unit Brazil’s net profit increased by € 80 million or 38.8% to € 286 million in 2004. In addition to the profit brought about by the Sudameris acquisition, the increase was due to an improvement in revenues, mainly driven by a favorable environment to consumption with decreased insolvency levels, which benefited both the Retail Banking and Consumer Finance businesses. The Brazilian real depreciated against the Euro by 4.4% (average 2004 versus average 2003). The average basic interest rate (or “selic rate”) rose from 16.50% in 2003 to 17.75% in 2004.

     In 2004, the Sudameris integration contributed € 381 million or approximately 19% of the total revenue and € 234 million or 18% of the total expenses. Only the last two months in 2003 included Sudameris, compared to a full twelve months in 2004.

     Total revenue increased € 305 million or 18.0% in 2004. Net interest revenue increased € 210 million or 16.1% mainly due to credit growth, specifically in working capital, personal loans and car loans. The retail banking activities in particular benefited from solid loan growth in personal loans (32.8%) and small and medium-sized business loans (32.6%). Commissions increased € 103 million or 48.1%, driven by the Retail and Consumer Finance units. Commissions on banking transactions increased due to higher tariffs and the growth in loans which generate fees upon origination and on balances outstanding. Other revenue increased € 28 million or 21.2%, due in part to higher seasonal results from the insurance business. Results on financial transactions presented a negative variance against last year, decreasing € 36 million or 81.8%, due to overall lower results in treasury and the 2003 sale of pre-fixed income papers which was considered an extraordinary gain.

     Operating expenses increased € 227 million or 21.2% in 2004. As previously mentioned, the increase was primarily driven by the result of the acquisition of Sudameris. Staff costs increased € 127 million or 22.6% also due to the new collective labor agreement, labor claims and voluntary benefits adjustments. Other administrative expenses increased € 105 million or 22.6% due to advertisement and marketing campaign expense at Consumer Finance and consulting fees for projects related to our business banking market.

     Provisions decreased € 32 million or 12.4% due to an improvement in macro-economic conditions, which led to a decline in delinquency rates in all segments of the loan portfolio. This was further enhanced by the upgrading of credit scoring and collection procedures.

     Taxes were negatively affected by the depreciation of the US dollar in 2004, which impacted our US dollar offshore book; however, this was offset by a tax credit on a legal entity at Sudameris and a tax benefit on interest capital, leading to a lower effective tax rate of 31.1% (2003: 40.2%). Total minority interest increased € 30 million, from € 12 million in 2003, due to the effect of the Sudameris integration.

     At December 2004, the number of full-time equivalent employees, including temporary staff, totaled 28,160 at Business Unit Brazil, decreasing 4.8% compared to 2003, due to the layoffs of employees in the integration of Sudameris.

     Net profit of Business Unit Brazil decreased € 185 million or 47.3% to € 206 million in 2003. The primary reason for the decrease was the € 204 million increase in tax expense. Operating profit before taxes increased € 21 million or 6.1% to € 365 million. At constant foreign exchange rates, the net profit would have decreased 35.5% and operating profit before taxes would have increased 37.5%.

     In 2003, Business Unit Brazil had a good performance as compared to 2002, despite significant changes in the macroeconomic scenario. The new government was able to promote structural improvements, which are expected to have a positive impact in the long run. Short-term economic stability, however, was achieved at the price of maintaining a tight monetary policy, which precluded the expected growth. The Brazilian Real depreciated against the Euro by 17.4% (average 2003 versus average 2002). Average basic interest rate was cut from 25% p.a. in 2002 to 16.5% p.a. in 2003.

     The acquisition of Sudameris was finalized on October 24, 2003 and the integration started immediately. Eighteen working groups, comprised of employees of both institutions, were set up to further manage the integration. The acquisition of Banco Sudameris, contributed € 71 million of revenues, € 47 million of operating expenses resulting in a net profit contribution of € 7 million in 2003.

     Total revenue decreased by € 42 million or 2.4% in 2003 to € 1,694 million. At constant foreign exchange rates, total revenue would have increased 23.6% of which 59.4% was the increase in net interest revenue which benefited from higher short-term interest rates in the first half of the year and the asset growth in the second half of 2003. Another impact that generated a 24.6% increase in total revenue was the growth of commission revenues driven by retail banking and adjustments on client fees. A further increase of 10.9% was generated by the fact that local treasury successfully foresaw a future drop in rates and positioned itself accordingly, thus increasing results from financial transactions. Finally, the last 5.1% of the increase was obtained from higher results from the insurance business.

     Net interest revenue declined by 5.8% to € 1,304 million as a result of the negative exchange rate, but rose 17.3% in terms of local currency primarily attributable to higher short-term interest rates in the first half of the year and the asset growth in the second half of 2003. Net commissions increased € 39 million, but in terms of local currency increased 59.2%, partially associated with a significant pick-up in commissions driven by retail banking and adjustments on client fees. Results from financial transactions were € 14 million higher in 2003, primarily due to treasury positioning and market volatility. Other revenue was down € 14 million, but with positive variance in local currency of 57 million Brazilian real due to a 27% increase in Insurance business.

     Operating expenses decreased € 128 million or 10.7% to € 1,071 million in 2003. At constant foreign exchange rates, operating expenses increased 12.4%. The increase was primarily driven by 17.6% higher staff costs as a result of the new collective labor agreement, the cost of integration of Sudameris, labor claims and voluntary benefits adjustments. In addition, other administrative expenses increased 8.4% mainly driven by increased rent expenses and advertisement expenses.

     Provisions increased € 65 million or 33.7% due to adverse economic conditions and an extra provision on the car loan portfolio. At constant foreign exchange rates, this increase would have been 70.2%.

     In 2003, taxes were affected by fewer tax credits available as the impact of our offshore position increased € 162 million to a € 61 million tax charge compared to a tax benefit in 2002.

     In December 2003, the number of full-time equivalent employees, including temporary staff, totaled 22,368 at Business Unit Brazil (excluding Sudameris), an increase of 414 compared to 2002.

   New Growth Markets

     The following table sets forth selected information pertaining to the New Growth Markets for years 2004, 2003 and 2002.

Consumer & Commercial Clients –New Growth Markets	For the Year Ended December 31,

	2004	2003	2002

	(in millions of €)
Net interest revenue	270	244	301
Net commissions	185	116	104
Results from financial transactions	24	22	18
Other revenue	347	114	104

Total revenue	826	496	527

Operating expenses	388	365	384
Provision for loan losses	39	(1)	73
Value adjustments to financial fixed assets	(1)	1	—

Operating profit before taxes	400	131	70
Taxes	32	15	7
Minority interests	4	9	8

Consumer & Commercial Clients –New Growth Markets	For the Year Ended December 31,

	2004	2003	2002

	(in millions of €)
Net profit	364	107	55

Total assets	5,343	7,566	7,013
Risk weighted assets	4,404	5,940	6,006
Full-time equivalent employees	4,616	6,937	6,022
Number of offices and branches	112	200	194
Efficiency ratio (in %)	47.0%	73.6%	72.9%

     Business Unit New Growth Market’s net profit improved significantly in 2004, an increase of € 257 million over 2003, primarily due to a one-off profit of € 213 million on the sale of the Bank of Asia in 2004. Up to completion of the sale in July 2004, Bank of Asia had contributed € 60 million in revenues, € 43 million in operating expenses and € 15 million in net profit during the year. There were 2,966 full-time equivalent employees at Bank of Asia and Risk Weighted Assets was € 2 billion.

     Also in 2004, the results of the Emerging Growth Market countries, United Arab Emirates, Pakistan, Indonesia and Singapore, were reported at New Growth Markets, after their transfer from Wholesale Clients. From January 2004, France was transferred to Private Clients and ABN AMRO Central Enterprise Services was transferred to Group Shared Services.

     Revenues increased € 330 million or 66.5%. Net interest revenue increased € 26 million or 10.7% primarily due to organic growth in India and the inclusion of the Emerging Growth Market countries. Commissions increased € 69 million or 59.5%, mainly due to sundry banking transactions and commissions on securities in Taiwan, India and the Emerging Growth Market countries. Other revenue increased € 233 million or 204.4% due to the aforementioned Bank of Asia sale.

     In 2004, operating expenses increased € 23 million or 6.3%. This increase reflects the organization’s expansion to support its growth strategy, especially in Greater China, India and the aforementioned Emerging Growth Market countries.

     Provisions increased by € 40 million, mainly due to the absence in 2004 of the release of provisioning in Bank of Asia reported in 2003 and increased 2004 provisions taken in US Diamonds and in Belgium.

     In 2003, New Growth Markets experienced an increase of € 52 million or 96.3% in net profit compared to 2002. The main reason was a € 74 million decrease in provisions for loan losses caused by lower provisions in Belgium of € 37 million (due to transfer of Belgium to Wholesale Clients), Greater China of € 16 million and a net release of € 20 million in provisions at our Bank of Asia subsidiary.

     Revenues decreased € 31 million or 5.9% primarily due to € 57 million lower interest income. 58% of this decrease was due to currency impact and the remaining decrease was due to the disposal of Lebanon and Greece at the end of 2002. This was offset by € 12 million higher commission revenue caused by increased credit card activity in Taiwan and India. Other revenue was € 10 million higher following the € 8 million profit from the sale of our participation in Finaref in France. At constant foreign exchange rates, revenues increased 5.2%, mainly reflecting the strong growth of our retail activities in Asia.

     Operating expenses decreased € 19 million or 4.9% entirely due to currency impact and the above-mentioned sale of Greece and Lebanon. At constant foreign exchange rates, operating expenses would have increased 3.8%. The majority of this can be explained by the € 14 million restructuring expense for France.

     Provisions for loan losses were € 74 million lower in 2003 due to substantial releases in Thailand and much lower provisioning in Belgium and Taiwan. Taxes increased € 9 million in line with the increase in operating profit before taxes.

   Bouwfonds

     The following table sets forth selected information pertaining to the Bouwfonds Business Unit for years 2004, 2003 and 2002.

Consumer & Commercial Clients – Bouwfonds(1)	For the Year Ended December 31,

	2004	2003	2002

	(in millions of €)
Net interest revenue	409	338	230
Net commissions	19	18	12
Results from financial transactions	0	0	(1)
Other revenue	246	190	169

Total revenue	674	546	410

Operating expenses	289	247	212
Provision for loan losses	12	6	1

Operating profit before taxes	373	293	197
Taxes	103	98	70
Minority interests	1	2	2

Net profit	269	194	125

Total assets	38,081	33,872	24,449
Risk weighted assets	22,599	19,704	14,697
Full-time equivalent employees	1,608	1,499	1,357
Number of offices and branches	34	27	25
Efficiency ratio (in %)	42.9%	45.2%	51.7%

(1)	The selected financial information presented in this table may differ from published financial statements of ABN AMRO Bouwfonds Nederlandse Gemeenten N.V. (“Bouwfonds”), as the data above have been adjusted to reflect the elimination of intercompany transactions and the application of different local statutory accounting principles.

     In 2004, Bouwfonds’ net profit increased € 75 million or 38.7% compared to 2003. The increase was driven by a € 71 million or 21.0% increase in interest revenue and a € 56 million or 29.5% increase in other revenue. The increase in interest revenue was driven by growth in the loan portfolio and better average margins. The increase in other revenue was due to increased property development results and, especially, commercial real estate development profits on a retail center in Belgium and high housing sales.

     Operating expenses increased € 42 million or 17.0% compared to 2003. The increase was driven by a € 19 million or 13.8% increase in staff costs (including bonuses), a € 18 million or 17.4% increase in other administrative expense and a € 5 million or 52.7% increase in depreciation. Staff salary and performance bonus increases were driven by an increase of 109 full-time equivalent employees, from 1,499 at year-end 2003 to 1,608 at year-end 2004. Also effecting staff costs: higher incentive payments on good performance, the MNF portfolio transfer reorganization and an increase in temporary staff for project work. Increased housing, Information Technology and project costs (for SOXA, Basel II, and IFRS) account for the increase at other administrative expense. Higher depreciation was due to a one-off impairment loss for the Profis software system in July 2004.

     Provisions for loan losses increased € 6 million primarily due to higher net provisions in residential mortgages. Tax expense increased only € 5 million or 5.1% (on 26.9% increased operating profits before taxes) as a result of a tax credit regarding the liquidation of Bouwfonds Germany - Berlin region and a release of a provision for deferred taxes on property development (following a decrease in Dutch tax rates).

     In 2003, the net profit of Bouwfonds experienced an increase of € 69 million or 55.2% compared to 2002. The increase was driven by a € 108 million or 47.0% increase in interest revenue and a € 21 million or 12.4% increase in other revenue. The increase in interest revenue was for € 57 million due to the transfer of the MNF portfolio from the business unit Netherlands to Bouwfonds. Another € 36 million was due to improved interest margins on residential mortgages, supported by continued low cost of funding. The increase in other revenue was due to increased property development results.

     Operating expenses increased € 35 million or 16.5% of which € 12 million was caused by the MNF portfolio transfer, including 65 full-time equivalent employees. Staff salary and performance bonuses explain a further € 15 million of the increase. These were driven by an increase of 110 full-time equivalent employees, excluding the 65 full-time equivalent employees of MNF, from 1,317 at year-end 2002 to 1,492 at year-end 2003. Provisions for loan losses increased € 5 million due to a number of provisions taken in commercial mortgages. The tax expense increased € 27 million as a result of the higher operating profit before taxes.

Wholesale Clients

     The following table sets forth selected information pertaining to Wholesale Clients for years 2004, 2003 and 2002.

Wholesale Clients	For the Year Ended December 31,

	2004	2003	2002

	(in millions of €, except Staff, Offices, Branches and Percentages)
Net interest revenue	1,598	1,906	2,115
Net commissions	1,776	1,826	1,866
Results from financial transactions	1,723	1,372	1,092
Other revenue	277	189	223

Total revenue	5,374	5,293	5,296

Operating expenses	4,827	4,389	4,874
Provision for loan losses	36	399	742
Value adjustments to financial fixed assets	4	2	4

Operating profit before taxes	507	503	(324)
Taxes	(3)	108	(42)
Minority interests	19	8	12

Net profit	491	387	(294)

Total assets	313,282	249,865	238,703
Risk-weighted assets	73,638	61,554	67,236
Full-time equivalent employees	17,481	17,624	20,238
Number of offices and branches	190	145	142
Efficiency ratio (in %)	89.8	82.9	92.0

     The financial results of Wholesale Clients in 2004 were largely affected by the transfer of the Emerging Growth Markets business to New Growth Markets and the sale of the domestic custody business. Combined, these events affected our net results by € 32 million. In addition, there was the restructuring charge of € 381 million gross, € 271 million net.

     Wholesale Clients’ net profit increased by € 104 million or 26.9% to € 491 million in 2004 from € 387 million in 2003. These good results were largely the result of a decrease in taxes of € 111 million and improved provisioning of € 363 million.

     In 2003, Wholesale Clients improved net profit by € 681 million from a € 294 million loss to a € 387 million profit. The main cause was a € 827 million increase in operating profit before taxes as compared to 2002. This increase in 2003 was due to a € 485 million or 10.0% decline in operating expenses and a € 343 million or 46.2% decline in loan loss provisions. Total revenue in 2003 decreased slightly by € 3 million or 0.1%. However, when calculated at constant foreign exchange rates, revenues increased 8.6%. Expenses decreased by € 161 million or 3.5% if the € 325 million 2002 restructuring expenses are excluded. Loan loss provisions decreased by € 343 million or 46.2%, because of fewer major corporate failures than in 2002 and overall improvement in the credit quality of the portfolio. Taxes increased € 150 million to a charge of € 108 million as a result of pre-tax profits offset by available tax credits.

     The presentation in this table of the 2002 results for Wholesale Clients differs from that given in our annual report filed on Form 20-F for the year ended December 31, 2002. This reflects a change in Dutch GAAP. The change is in the presentation of the impact of the restructuring associated with the closure of our North American domestic corporate finance and cash equities businesses. In 2002, we showed this as a € 205 million, net of tax, extraordinary item below the net profit line. Dutch GAAP now requires that we show the impact of such restructuring in the operating results line item. € 325 million of pre-tax costs are therefore included above in the

€ 4,874 million of 2002 operating expenses, and the impact of the tax benefit of € 120 million is included in the tax line of € (42) million.

      Net Interest Revenue

     Net interest revenue decreased by € 308 million or 16.2% in 2004, due to lower contributions from Business Unit Financial Markets and Business Unit Working Capital. The Business Unit Financial Markets was primarily impacted by lower revenues from the Rates Markets business as the flattening yield curve lowered the interest income from the money markets banking books. The main reason for the decline in net interest revenue in Business Unit Working Capital was margin compression in the global trade & advisory business mostly driven by declining interest rates and margin pressure in Brazil. Additionally, 2003 revenues were high due to a one-time withholding tax relating to 2002 (approximately € 9 million). At constant foreign exchange rates interest revenue decreased 13.5% in 2004.

     Net interest revenue decreased in 2003 by € 209 million or 9.9%, due principally to currency effects. At constant foreign exchange rates interest revenue decreased 1.7%, with improved interest margins being outweighed by lower risk weighted assets, greater selectivity in our credit processes and our increased focus on distributing loans off our books.

      Net Commissions

     The following table sets forth total net commissions and the components thereof for Wholesale Clients for years 2004, 2003 and 2002.

Wholesale Clients – Net commissions	For the Year Ended December 31,

	2004	2003	2002

	(in millions of €)
Payment services	283	345	346
Securities	756	635	856
Guarantees	120	81	93
Commissions on loans	170	156	62
Mediation commissions	20	21	32
Advisory fees	307	308	276
Sundry commissions	120	280	201

Total net commissions	1,776	1,826	1,866

     In 2004, net commissions decreased by € 50 million or 2.8% to € 1,776 million. At constant foreign exchange rates, commissions would have decreased by 0.5%. The Business Unit Equities showed an increase in revenues on the back of better market conditions in 2004. This was more than offset by lower commission income from the Credit Markets business in Business Unit Financial Markets.

     Net commissions in 2003 decreased by € 40 million or 2.1% to € 1,826 million but at constant foreign exchange rates commissions would have increased 6.2%. Securities commissions decreased € 221 million or 25.6%. At constant foreign exchange rates, the decrease would have been 19.2%. The decrease was primarily driven by a further deterioration in the market environment for securities commissions – in terms of both volume and margins. In addition, there was € 46 million classified under sundry commissions in 2003, that was classified under securities commissions in previous years. Furthermore, € 53 million of revenue classified under sundry commissions in 2003 related to loan syndication and leveraged finance fees that were previously classified under results from financial transactions. Commissions on loans for 2003 further increased by € 27 million in Australia and by € 24 million in the Netherlands as a result of favorable deals in those countries.

      Results from Financial Transactions

     The following table sets forth the results from financial transactions and its components for Wholesale Clients for years 2004, 2003 and 2002.

Wholesale Clients – Results from financial transactions	For the Year Ended December 31,

	2004	2003	2002

	(in millions of €)
Securities trading	137	210	365
Foreign exchange dealing	486	575	488
Derivatives trading	682	496	417
Other	417	91	(176)

Total results from financial transactions	1,723	1,372	1,092

     In 2004, results from financial transactions increased € 351 million or 25.6%. This was driven primarily by improved results from the Portfolio Management Group, which increased by € 93 million partly due to a large transaction in 2004, and the Credit Markets business in the Financial Markets, which increased by € 88 million because of improved credit rating results. In addition, the improved trading results in the Equities and the higher exit gains from Private Equity contributed to this increase.

     The 2004 improvement in other results at financial transactions was driven by an increase of 37.5% in derivatives trading within our Financial Markets division in 2004 (compared to an increase of 18.9% in 2003) supported by improving market conditions. More detail is set forth in the table below.

     Results from financial transactions in 2003 increased € 279 million or 25.5%. This was driven primarily by a turnaround in the other line from a negative € 177 million to a positive € 91 million. This was due to a number of Private Equity exits, including Accantia (€ 59 million), LTCB (€ 48 million), Freightway Holdings (€ 47 million) and Sante Luxembourg (€ 18 million), coupled with lower global Private Equity write-downs, which were € 113 million in 2003 as compared to € 226 million in 2002.

Wholesale Clients – Results from financial transactions – Other results	For the Year Ended December 31,

	2004	2003	2002

	(in millions of €)
Private equity profits from sales	437	255	35
Private equity write-downs and write-offs	(86)	(113)	(226)

Subtotal	351	142	(191)
Rate differences hyperinflation countries	(2)	(1)	(14)
Sundries other	68	(50)	28

Total results from financial transactions – other results	417	91	(177)

      Other Revenue

     Other revenue for Wholesale Clients consists principally of revenue from and sales of participating interests. In 2004, other revenue declined by € 9 million or 7.3% mainly due to a decline in insurance results. In 2003, other revenue declined by € 34 million or 15.2% despite the combined € 49 million gain on the sale of our Prime and Professional Brokerage units in the fourth quarter. The reduction was driven principally by the absence of the 2002 exceptional gains from the sale of our shares in Euronext, Cedel and Deutsche Bourse.

      Operating Expenses

      The following table sets forth operating expenses for Wholesale Clients for the years 2004, 2003 and 2002.

Wholesale Clients – Operating expenses	For the Year Ended December 31,

	2004	2003	2002

	(in millions of €)
Staff costs	2,577	2,270	2,586
Other administrative expenses	1,959	1,855	1,951
Depreciation	291	264	337

Total operating expenses	4,827	4,389	4,874

     In 2004, operating expenses increased by € 438 million or 10.0% to € 4,827 million and were mainly affected by a € 381 million restructuring charge, including € 268 million in staff costs, € 60 million in other administrative expense and € 52 million in depreciation. The restructuring charges stem from a number of changes made in order to focus on opportunities in 2005 and beyond for growing wholesale banking revenues, through the development of new products and cross-product synergies. A number of staff changes are being made to reflect this refinement, which will lead to a staff reduction of approximately 1,350 full-time equivalent employees. Approximately 250 new full-time equivalent employees will be employed to reflect the new business profile, leading to a net reduction of 1,100. These changes led to a gross charge of € 275 million in 2004, including a € 44 million charge for fixed assets. We expect cost savings related to the Wholesale Clients refinement to amount to € 170 million per year as of 2007. A further € 106 million has been allocated to Wholesale Clients as part of the Global Shared Services Programme. Staff costs increased by € 307 million or 13.5%, mainly due to a 34.4% increase in bonus payments, based on improved net profit levels. Other administrative expenses increased by € 104 million or 5.6% due to a € 90 million increase in outsourcing costs.

     In 2003, operating expenses declined by € 485 million or 10.0% to € 4,389 million. This was driven by the absence of the € 325 million restructuring expenses in 2002 associated with the exit of our North American domestic cash equities and corporate finance operations. Adjusted for the 2002 restructuring expense and calculated at constant foreign exchange rates, expenses increased 4.5% due to € 82 million higher bonuses, € 54 million restructuring costs in France and € 200 million investments in Services, Financial Markets, Working Capital and Equities for sign-on/guarantees, information technology spending and redundancy costs. This was all partly offset by savings at Services.

     At year-end 2004, the full-time equivalent employees, including temporary staff, totaled 17,481 – a decline of 143 or 0.8% from 2003. This was mainly due to the sale of Professional Brokerage and an overall streamlining process in North America, coupled with the transfer of Emerging Growth Markets to New Growth Markets. This was offset by increases at ABN AMRO Central Enterprise Services India, following growth in the offshoring of Finance and Operation activities, and in the United Kingdom, following accelerated growth in Financial Markets, consistent with budget.

     At year-end 2003, the full-time equivalent employees, including temporary staff, totaled 17,624 – a decline of 2,614 or 12.9% over 2002. This was driven by the outsourcing to EDS of our technology activities, covering new development, systems support and infrastructure support causing a decrease of 1,100. The savings related to this outsourcing was only realized from 2004. A further 878 full-time equivalent risk management and audit employees were transferred to Corporate Centre. The effect on our cost base was neutral, as the reduction in staff costs was offset by the charge back under other administrative expenses.

      Provision for Loan Losses and Value Adjustments to Financial Fixed Assets

     Provisioning decreased significantly in 2004, from € 399 million to € 36 million, due to the improvement of the quality of the loan portfolio and releases and recoveries. Moreover, at the end of 2003, the provisions were impacted by the provision for Parmalat. As a percentage of Risk Weighted Assets, provisioning amounted to 5 bps in 2004, down from 59 bps in 2003.

     In 2003, provision for loan losses declined sharply by € 343 million or 46.2% to € 399 million, driven by the lesser impact of major corporate defaults and the higher quality of our credit portfolio.

      Taxes

     Taxes in 2004 decreased by € 111 million to € -3 million, despite a 0.8% increase in operating profits before tax. The decrease was due to Private Equity participation sales that were tax exempt, significant tax credits, and a change in taxation legislation in the United States, lowering the taxation reserve. For 2003, Wholesale Clients realized a tax charge of € 108 million in comparison to the € 42 million tax credit in 2002. The relatively low effective tax rate of 21.5% was due to tax credits in several jurisdictions and tax free private equity gains from sales.

      Minority Interests

     In 2004, minority interests increased by € 11 million to € 19 million, more than doubling 2003 levels. This was due to partnership bonuses at Private Equity, paid following participation sale profits. In 2003, minority interests declined by € 4 million or 33.3%. This was due to reductions in Kazakhstan and Brazil, offset by the consolidation of our subsidiary in Uzbekistan, where since 2003 ABN AMRO now has more than a 50% interest.

      Risk Weighted Assets

     Due to the growth of the loan portfolio and the termination of two securitization vehicles in the beginning of 2004, Risk Weighted Assets increased by € 12 billion to € 74 billion in 2004. Total asset base amounted to € 313 billion in 2004, an increase of 25.4%.

     Risk-weighted total assets of Wholesale Clients amounted to € 61,554 million at year-end 2003, a decline of € 5,682 million or 8.5% from year-end 2002. Of this decline, € 5,203 million related to currency effect.

Private Clients and Asset Management

     As mentioned earlier, as a part of our Group-wide client-led strategy, we create value for a comprehensive spectrum of clients through our different (Strategic) Business Units. To further strengthen the strategic advantage brought by our particular combination of clients, products and geographical markets, we focused our Private Clients and Asset Management into two individual Business Units, Private Clients and Asset Management.

Private Clients

      The following table sets forth selected information pertaining to Private Clients for years 2004, 2003 and 2002.

Private Clients	For the Year Ended December 31,

	2004	2003	2002

	(in millions of €)
Net interest revenue	416	367	363
Net commissions	531	457	417
Results from financial transactions	44	42	45
Other revenue	101	71	69

Total revenue	1,092	937	894

Operating expenses	853	752	673
Provision for loan losses	0	9	14

Operating profit before taxes	239	176	207
Taxes	67	39	61
Minority interests	6	0	1

Net profit	166	137	145

Total assets	17,802	16,143	16,134
Risk-weighted assets	7,168	6,027	6,104
Assets under Administration (in billions of €)	116	102	96
Full-time equivalent employees	3,980	3,877	4,004
Number of offices and branches	82	87	84
Efficiency ratio (in %)	78.1	80.3	75.3

     In 2004, Private Clients experienced an increase in net profit of € 29 million or 21.2% as compared to 2003, despite a Global Shared Services restructuring charge of € 56 million in expenses. The increase in net profit was mainly driven by an increase in revenues of € 155 million or 16.5%, following improved market conditions, the impact of the consolidation of Delbrück Bethmann Maffei and the transfer of New Growth Markets France to Private Clients France.

     In 2003, Private Clients experienced a decrease in net profit of € 8 million or 5.5% as compared to 2002. The cause was € 79 million or 11.7% higher expenses following a restructuring and acquisition offset by € 43 million or 4.8% higher revenue and € 22 million lower tax charge.

      Net Interest Revenue

     In 2004, net interest revenues increased € 49 million or 13.4% to € 416 million, with improvements at Delbrück Bethmann Maffei responsible for € 29 million of the rise.

     In 2003, net interest revenues remained stable reflecting that the switch of investors from traditional market investments to cash assets has come to a halt as well as the somewhat lower interest rate levels, on average. At constant foreign exchange rates, interest income would have increased by 4.2%. The prime reason for this increase was the lower cost of funding through asset and liability management.

      Net Commissions

     The following table sets forth total net commissions and its components for Private Clients for years 2004, 2003 and 2002.

Private Clients – Net commissions	For the Year Ended December 31,

	2004	2003	2002

	(in millions of €)
Payment services	35	22	21
Securities	319	293	260
Asset management and trust services	154	125	118
Other	23	17	18

Total net commissions	531	457	417

     In 2004, net commissions increased by € 74 million or 16.2%, with Delbrück Bethmann Maffei responsible for € 33 million of the increase, due to improved market conditions, and Private Clients Netherlands responsible for € 31 million of the rise, following increased sales effectiveness through the Client Intimacy Model. Total Assets under Administration increased 12.7% to € 115 billion driven by an increase in new net assets and higher net asset values due to improved financial markets, plus Delbrück Bethmann Maffei increases of € 5 billion.

     Net commissions increased in 2003 by € 40 million or 9.6% due to intensified efforts by all units. Total Assets under Administration increased 6.3% to € 102 billion driven by net new asset generation. The improved market performance was partly offset by foreign exchange developments in 2003. At constant foreign exchange rates, net commissions would have increased by 12.6%. The Netherlands unit alone generated € 21 million of this increase following successful fund placements through Asset Management accounting for 40% of the increase. The full year consolidation of Delbrück, acquired in 2002, added € 7 million of commission revenue. Growth in Asia added a further € 7 million and the recovery of the equity markets late in the year added € 5 million of commission revenue growth in France.

      Results from Financial Transactions

     The following table sets forth total results from financial transactions and the principal components thereof for Private Clients for years 2004, 2003 and 2002.

Private Clients – Results from financial transactions	For the Year Ended December 31,

	2004	2003	2002

	(in millions of €)
Foreign exchange dealing	29	29	32
Securities and other results from financial transactions	15	13	13

Private Clients – Results from financial transactions	For the Year Ended December 31,

	2004	2003	2002

	(in millions of €)
Total results from financial transactions	44	42	45

     The results on financial transactions reflect the results that are related to foreign exchange and derivatives transactions concluded with Private Clients. Results from financial transactions in 2004 compared to 2003 and in 2003 compared to 2002 were basically unchanged year on year.

      Other Revenue

     In 2004, other revenue increased € 30 million or 42.3% to € 101 million, mainly owing to improved business levels in France. Other revenues are predominantly related to insurance activities. 2003 revenues remain unchanged from 2002.

      Operating Expenses

     The following table sets forth the operating expenses and the components thereof for Private Clients for years 2004, 2003 and 2002.

Private Clients – Operating expenses	For the Year Ended December 31,

	2004	2003	2002

	(in millions of €)
Staff costs	441	404	372
Other administrative expenses	354	305	270
Depreciation	58	43	31

Total operating expenses	853	752	673

     Operating expenses increased by € 101 million or 13.4%, mainly due to a € 55 million restructuring charge from Group Shared Services, expenses of € 69 million from the consolidation of Delbrück Bethmann Maffei, and a € 8 million increase in bonuses, in line with improved results. The increase in operating expenses was relatively moderate because of the high level of operating expenses in 2003 due to restructuring costs in France.

     In 2003, operating expenses increased by € 79 million or 11.7%. The prime contributors to this were the € 32 million charge for restructuring in France and the € 28 million difference for the full-year consolidation of Delbrück, in Germany. In addition, in the Netherlands client intimacy initiatives cost € 9 million and higher staff costs of investments for growth at the International Private Clients sector cost € 8 million. Private Clients implemented a restructuring initiative in France this year that impacted all three Strategic Business Units operating in the country, namely Private Clients, Consumer & Commercial Clients and Wholesale Clients. The impact for Private Clients was € 32 million in expenses or € 22 million after tax. The costs of Delbrück in 2003 were mainly associated with an integration project.

      Provision for Loan Losses and Value Adjustments to Financial Fixed Assets

     In 2004, the provision for loan losses decreased by € 9 million to € 0 million, due to releases caused by loan recoveries from clients in the Netherlands and France. The provision for loan losses decreased in 2003 by € 5 million to € 9 million, due to lower provisioning levels caused by lower levels of losses, especially in France and the Netherlands.

     Risk-weighted assets of Private Clients amounted to € 7.2 billion at year-end 2004, an increase of € 1.2 billion compared to year-end 2003, which totaled € 6.0 billion, a slight decrease from year-end 2002.

      Taxes

     In 2004, taxes increased by € 28 million or 71.8% to € 67 million. This was due to a 35.8% increase in operating profits before taxes, tax exempt book profits on participations at Private Clients France and a tax credit in 2003. Overall in 2003, taxes decreased € 22 million or 36.1% due to the decline in operating profit before taxes of

15% and a number of changes in various countries’ fiscal regulations, including a carry-forward of loss in France of € 15 million.

      Minority Interests

     Minority interests at Private Clients are primarily due to the participating interest held by third parties in our French subsidiaries. The € 6 million increase in 2004 was due to increased profitability at Private Clients France, following operating losses in 2003. The € 1 million lower minority interests in 2003 were related to the lower contribution to the results following the French restructuring costs.

Asset Management

     The following table sets forth selected information pertaining to Asset Management for years 2004, 2003 and 2002.

Asset Management	For the Year Ended December 31,

	2004	2003	2002

	(in millions of €)
Net interest revenue	4	4	6
Net commissions	535	480	515
Results from financial transactions	12	5	(3)
Other revenue	44	7	11

Total revenue	595	496	529

Operating expenses	442	396	421
Value adjustments to financial fixed assets	0	(1)	0

Operating profit before taxes	153	101	108
Taxes	41	29	35
Minority interests	8	4	1

Net profit	104	68	72

Total assets	958	911	866
Risk-weighted assets	1,190	695	647
Clients’ Assets under Management (in billions of €)	161	156	150
Full-time equivalent employees	1,919	2,124	2,175
Number of offices and branches	31	34	32
Efficiency ratio (in %)	74.3	79.8	79.6

     In 2004, net profit at Asset Management increased € 36 million or 52.9% to € 104 million compared to 2003. Operating profit before taxes increased € 52 million or 51.5%. Total revenue in 2004 increased by € 99 million or 20.0%, following a decrease in total revenue of € 33 million or 6.2% in 2003 as compared to 2002. In 2003, net profit at Asset Management decreased € 4 million or 5.6% to € 68 million compared to 2002. Operating profit before taxes decreased € 7 million or 6.5%. In 2003, the strengthening of the Euro against most currencies impacted the results of this business unit. At constant foreign exchange rates, net profit would have increased 8.3% and operating profit before taxes would have increased 5.2%.

      Net Interest Revenue

     For Asset Management, net interest revenue is not an a-typical income component and remained flat compared to 2003. Last year, net interest revenue decreased € 2 million to € 4 million in 2003. The decrease was due to lower markets, interest payments on financing acquisitions of Artemis in the United Kingdom, and the Länsförsäkringar mandate deal, next to a general lower interest level received on cash investments.

      Net Commissions

     The following table sets forth total net commissions and its components for Asset Management for years 2004, 2003 and 2002.

Asset Management – Net commissions	For the Year Ended December 31,

	2004	2003	2002

	(in millions of €)
Payment services	2	3	2
Securities	9	6	5
Asset management and trust services	526	471	506
Other	(2)	0	2

Total net commissions	535	480	515

     In 2004, net commissions increased by € 55 million or 11.5% compared to 2003. The most important revenue carrier for the commissions, being the average Assets under Management managed by the Bank, increased by € 5 billion or 3.2% in 2004 as compared to 2003. This result was favorably impacted by a strengthening of world financial markets. At constant US dollar exchange rates, Assets under Management would have increased to € 165 billion. The asset mix remained relatively stable at: 46% equities, 42% fixed income and 12% cash and other. The composition of the mandates remained stable: 51% Institutional Clients, 7% Private Clients and 42% Funds. These Assets under Management figures also include funds under management by our successful multi-manager activities that we hold through Banque de Neuflize Schlumberger Mallet.

     The net commission in 2003 decreased by € 35 million or 6.8% compared to 2002. Average Assets under Management declined by 5% in 2003 as compared to 2002. The result for 2003 was negatively impacted by the depreciation of the US dollar against the Euro, as US dollar nominated Assets under Management accounted for approximately one-third of total Assets under Management. At constant foreign exchange rates, commission revenue would have increased 2.0% . This increase was a direct result of the organic growth in Assets under Management and the asset mix and performance fee levels. As a reflection of difficult market conditions, the average Morgan Stanley Capital International equity world index over 2003 levels was 17% lower compared to 2002 while the average Fixed Income Citigroup Bond Indexes over 2003 decreased 1.8% when compared to average 2002 levels.

     Results from Financial Transactions

     The following table sets forth total results from financial transactions and the principal components thereof for Asset Management for years 2004, 2003 and 2002.

Asset Management – Results from financial transactions	For the Year Ended December 31,

	2004	2003	2002

	(in millions of €)
Foreign exchange dealing	3	4	3
Securities and other results from financial transactions	9	1	(6)

Total results from financial transactions	12	5	(3)

     The results on financial transactions reflect the results related to the use of financial instruments and foreign exchange losses. In 2004, results from financial transactions increased € 7 million to € 12 million, due to higher results from starting fund investments and a release of excess provisions at Netherlands Trust. In 2003, the increase of results from financial transactions compared to 2002 was due to the fact that the Argentina unit booked a one-off loss due to the peso currency devaluation to the US dollar.

     Other Revenue

     In 2004, other revenue increased € 37 million to € 44 million, owing to a gain on the sale of the 401K business in the United States of € 16 million, book profit of € 12 million on the sale of the Czech Pension Fund, proceeds of € 7 million from the Private Equity Fund in Curacao and dividend receipts of € 2 million from the sale of ABN AMRO Trustees Ltd in the United Kingdom. In 2003, other revenue for Asset Management decreased by € 4 million compared to 2002, as a result of non revenue recognition of the Czech Republic Pension Fund, due to a change in accounting policy, and also due to the receipt of deferred compensation in 2002 from the sale of a US subsidiary.

     Operating Expenses

     The following table sets forth the operating expenses and the components thereof for Asset Management for years 2004, 2003 and 2002.

Asset Management – Operating expenses	For the Year Ended December 31,

	2004	2003	2002

	(in millions of €)
Staff costs	253	229	245
Other administrative expenses	165	144	163
Depreciation	24	23	13

Total operating expenses	442	396	421

     In 2004, operating expenses increased € 46 million or 11.6% to € 442 million. Staff costs increased € 24 million or 10.5%, owing to a € 17 million increase in remuneration due to higher operating results, plus an increase in restructuring costs relating to efficiency improvement. Other administrative costs increased € 21 million or 14.6%, due to higher professional fees and costs associated with several global projects, such as the incorporation of Asset Management, efficiency improvement measures, and the discontinuation of the asset management operations in Argentina. In 2003, operating expenses decreased € 25 million or 5.9% to € 396 million. At constant foreign exchange rates, operating expenses would have increased 2.2% . Depreciation increased € 10 million or 76.9% due to € 4 million related to the inclusion of a full year’s amortization of the paid upfront fee for the Länsförsäkringar deal and € 6 million caused by the reclassification of the depreciation on hardware and software from other administrative expenses into depreciation.

     Taxes

     In 2004, taxes increased by € 12 million or 41.4%, following a 51.5% increase in operating profits before tax. The overall effective tax rate for the year decreased from 28.7% in 2003 to 26.8% in 2004, as the gain on sale of the Czech Pension Fund was non-taxable. The tax expense in 2003 decreased by € 6 million from 2002. The effective tax rate decreased from 32.4% in 2002 to 29.0% in 2003 as a result the non-deductibility of the above mentioned charge in Argentina in 2002.

     Minority interests

     In 2004, minority interests doubled to € 8 million owing to the higher operating result of Artemis, which is 58% owned. The increased results of minority interests in 2003 also related to Artemis, which was acquired at the end of 2002.

Corporate Centre

     In 2005, the results as stated below will be grouped into two separate organizational entities: Group Functions and Group Services. Corporate Centre as a separate organizational entity will cease to exist. As stated in our strategy section earlier, Group Functions will be managed in a more integrated way and the links to the business will be strengthened with a further focus on (internal) client satisfaction and Group Services will guide all our services via a shared agenda.

     The following table sets forth selected information pertaining to Corporate Centre for years 2004, 2003 and 2002.

Corporate Centre	For the Year Ended December 31,

	2004	2003	2002

	(in millions of €, except Staff, Offices, Branches and Percentages)

Net interest revenue	429	308	241
Net commissions	1	(5)	5
Results from financial transactions	336	332	117
Other revenue	1,000	33	106

Corporate Centre	For the Year Ended December 31,

	2004	2003	2002

	(in millions of €, except Staff, Offices, Branches and Percentages)
Total revenue	1,766	668	469

Operating expenses	326	32	(19)
Provision for loan losses	22	41	41
Value adjustments to financial fixed assets	(1)	12	36

Operating profit before taxes	1,419	583	411
Taxes	109	179	108
Minority interests	188	215	173

Net profit	1,122	189	130

Total assets	60,167	61,835	61,447
Risk weighted assets	3,656	3,950	2,885
Full-time equivalent employees	3,867	1,986	744

     In 2004, the results of the participations in Capitalia and BAPV (both in Italy) and K&H Bank (in Hungary) were transferred from Consumer & Commercial Clients to Corporate Centre. The figures for 2003 and 2002 have been adjusted in the table above to facilitate comparisons.

     Corporate Centre, in its governance role, manages the Bank’s capital resources. It had cash, investments and other assets equal to risk weighted assets of € 3.7 billion at December 31, 2004, a decrease of € 0.3 billion due to foreign exchange impacts.

     Full-time equivalent employees nearly doubled following the centralization of a number of Group-wide functions, including Audit, Human Resources Services and the European Payment Center into Corporate Centre.

     In 2004, Corporate Centre experienced an increase of € 863 million or 143.4% in operating profit before taxes compared to 2003. The increase in 2004 was largely due to higher revenues amounting to € 1,098 million following the net book profits on the sales of LeasePlan Corporation of € 838 million and Bank Austria of € 115 million and due to improved ALM interest results. This was partly offset by higher expenses of € 294 million due to the one-off provision for the Dutch Collective Labor Agreement of € 177 million and the setup of Group Shared Services. Overall net profit increased € 933 million.

     In 2003, Corporate Centre experienced an increase of € 172 million or 41.8% in operating profit before taxes compared to 2002. The increase in 2003 was largely due to higher revenues which rose by € 199 million or 42.4% due to higher interest income of € 67 million or 27.8% and higher foreign exchange hedging of € 215 million or 183.8% .. This was partly offset by lower other revenues of € 73 million or 68.9% . Operating expenses increased by € 51 million to € 32 million. Overall, net profit for the year increased € 59 million or 45.4% .

     Net Interest Revenue

     Corporate Centre has a portfolio of assets to invest. Net interest revenue increased by € 121 million or 39.3% to € 429 million in 2004. The increase was mainly due to favorable ALM income of € 162 million and the effective overnight reference rate for the Euro in particular. The increase was also due to the sale of the LDC portfolio (€ 14 million), partly offset by lower unwound swaps of € 148 million in 2004 as compared to € 220 million in 2003.

     Net interest revenue increased in 2003 by € 67 million or 27.8% to € 308 million. The increase was due to favorable ALM income, offset by higher interest compensation to other Strategic Business Units.

     Net Commissions

     Net commissions represents the cost of commissions paid to execute transactions related to Corporate Centre’s investments. This revenue was € 1 million in 2004, compared to a cost of € - 5 million in 2003 and revenue of € 5 million in 2002.

     Results from Financial Transactions

     Results from financial transactions mainly represent the results of positions taken to hedge the profit of the Bank, especially exposure to the US dollar and, to a much lesser extent, the Brazilian real. Developments in these positions of € 336 million over 2004 were about as favorable as the development in these positions of € 332 million over 2003.

     In 2003, the developments in these US dollar and Brazilian real positions were more favorable than in 2002 due to the high 16.9% depreciation of the US dollar relative to the Euro in 2003, resulting in an increase of € 215 million to a profit of € 332 million.

     Other Revenue

     Other revenue for Corporate Centre consists of proceeds on the sale of shares and dividends from participations attributed to Corporate Centre. Starting 2004, these participations also included Capitalia, BAPV and K&H Bank for which 2003 and 2002 results are restated for comparisons purposes. In 2004, other revenue was € 1,000 million, including the net book profits regarding LeasePlan Corporation of € 844 million and Bank Austria of 115 million.

     In 2003, other revenue was limited to € 33 million, including a profit of € 30 million on a sale of premises. This was a decrease of € 73 million or 68.9% and was due to the book profit in 2002 of Krediet Bank Luxembourg (KBL) of € 59 million and lower results at BAPV.

     Operating Expenses

     Operating expenses in 2004 increased € 294 million to € 326 million in 2004, due to a € 177 million provision for the Dutch Collective Labor Agreement, startup costs at Group Shared Services, the transfers of Audit Inspection, European Payment Center, Human Resource Services and Academy to the Corporate Center in 2004 and a litigation reserve of € 15 million.

     Operating expenses in 2003 increased € 51 million to € 32 million, due to a € 42 million release of a provision for the European American Bank in 2002 and € 14 million higher bonus costs, due to improved performance of the Bank.

     Provision for Loan Losses and Value Adjustments to Financial Fixed Assets

     In 2004, provision for loan losses decreased € 19 million to € 22 million, mainly because there was no provision in 2004 for sovereign risk on Argentina as there had been in 2003.

     In 2003, provision for loan losses remained stable at € 41 million.

     In 2004, the value adjustments to financial fixed assets amounted to € -1 million.

     In 2003, value adjustments to financial fixed assets decreased € 24 million or 66.7% to € 12 million, reflecting losses on shares in Corporate Centre investment portfolios.

     Taxes

     Taxes decreased € 70 million or 39.1% in 2004 to € 109 million, because of tax relief resulting in a € 58 million release of deferred tax liabilities. Operating profit before taxes increased € 836 million or 143.4% . The improvement in the effective tax rate was due to the book profits of € 844 million and € 115 million on the sales of LeasePlan Corporation and Bank Austria respectively, both of which were tax exempt.

     Taxes increased € 69 million in 2003 to € 179 million, while operating profit before taxes improved € 172 million. The lower effective tax rate in 2002 was due to the tax exempt book profit on Krediet Bank Luxembourg.

     Minority Interest

     In 2004, minority interest was € 188 million. This was a decrease of € 27 million or 12.6% over 2003 and was due to repricing on preference shares that were re-issued in North America.

     In 2003, minority interest was € 215 million. This was an increase of € 42 million or 24.3% over 2002 and was due to dividends paid on preference shares that were issued in North America, partly offset by the foreign exchange effect of the translation of the weaker dollar relative to the Euro.

LeasePlan Corporation

     As of November 4, 2004, the sale of LeasePlan Corporation was finalized. Therefore, 2004 figures represent results through that date. The following table sets forth selected information pertaining to LeasePlan Corporation for years 2004, 2003 and 2002.

LeasePlan Corporation (1)	For the Year Ended December 31,

	2004(2)	2003	2002

	(in millions of €, except Staff, Offices, Branches and Percentages)

Net interest revenue	239	271	265
Net commissions	144	175	184
Other revenue	308	367	344

Total revenue	691	813	793

Operating expenses	473	556	543
Provision for loan losses	12	10	18

Operating profit before taxes	206	247	232
Taxes	52	55	52

Net profit	154	192	180

Total assets	-	10,769	10,575
Risk weighted assets	-	10,190	10,150
Full-time equivalent employees	-	7,221	7,227
Number of offices and branches	-	121	130

(1)	The selected financial information presented in this table may differ from published financial statements of LeasePlan Corporation, as the data above have been adjusted to reflect the elimination of intercompany transactions and the application of different local statutory accounting principles.
(2)	Profit and loss figures are for period ending November 4, 2004.

     ABN AMRO announced on November 4, 2004, that it finalized the sale of LeasePlan Corporation to a consortium of investors led by Volkswagen Group. The transaction has been effective as from that date. Volkswagen Group now holds 50% of the shares in LeasePlan Corporation. Two co-investors, the Mubadala Development Company, based in Abu Dhabi, and Olayan Group, based in Saudi Arabia, each own 25%. Through November 4, 2004, LeasePlan Corporation reported a net profit of € 154 million. Due to the sale of LeasePlan, no further comments are provided.

     For 2003, LeasePlan Corporation reported a net profit of € 192 million, an increase of 6.7% compared to 2002. Despite the difficult economic climate in 2003 the funded fleet increased by 4.6% . Modest operating income growth was further enhanced by controlled overhead development, lower credit losses and tax benefits.

     The contracted lease portfolio amounted to € 9.6 billion (2002: € 9.6 billion). At constant year-end foreign exchange rates, the lease portfolio grew by 4.2% in 2003.

     Total revenues increased to € 813 million (2002: € 793 million) in 2003. Net interest revenue increased mainly due to better interest margins made by central treasury activities and improvement in working capital. Net commissions declined due to a lower average fee per car and, to some extent, a negative currency impact. The increase in other revenues compared to 2002 mainly related to insurance income (increase of € 17 million compared to 2003), which was a combination of a higher number of cars insured with the insurance subsidiary of LeasePlan Corporation and higher technical results. Further, a book gain of € 3 million was made on the sale of a 25% interest in participations.

     In 2003, operating expenses rose to € 556 million (2002: € 543 million) and the efficiency ratio improved marginally to 68.4% (2002: 68.5%) .. Staff expenses increased by € 8 million which was largely due to the average salary increase of 2.5% . Further an impairment charge of € 3 million was made for a building not in own use.

     In 2003, provision for loan losses decreased due to the adoption of a more fine-tuned debtor provisioning policy, whereby the general debtor provision was abolished. Operating results before tax increased by 6.5% to € 247 million (2002: € 232 million).

     The effective tax rate amounted to 22.3% in 2003 (2002: 22.4%), which was lower than the average tax rate in the majority of the countries in which LeasePlan Corporation operates. The lower tax burden can be explained by the increasing share of LeasePlan Corporation’s funding and insurance activities in Ireland which were subject to a relatively low tax rate. Further, the recognition of a non-recurring tax asset of € 10 million, resulting from a legal merger, was accounted for in 2003. The number of full-time equivalent employees decreased modestly in 2003 to 7,221, of whom 1,376 worked in the Netherlands.

Reconciliation of Net Profit under US GAAP

     Accounting principles generally accepted in the Netherlands (“Dutch GAAP”) vary in certain significant respects from US generally accepted accounting principles (“US GAAP”). The following text explains the significant adjustments to ABN AMRO’s consolidated net profit for the 2004, 2003 and 2002 that would result from the application of US GAAP instead of Dutch GAAP.

     Net profit in 2004, in accordance with US GAAP, was € 1,285 million lower than net profit in accordance with Dutch GAAP. The decrease was principally the net result of: (i) € 1,169 million of available-for-sale gains attributable to differences in accounting for realized and unrealized gains and losses in available-for-sale portfolios, of which € 500 million related to unrealized losses reported under US GAAP in equity regarding changes in foreign currency rates of available-for-sale portfolios denominated in a currency other than the functional currency, (ii) a € 699 million lower profit on the sale of participations as a result of the book value of these participations, including components of other comprehensive income, being determined on a different basis, (iii) € 577 million of losses for mark-to-market differences from book value on derivatives, (iv) € 346 million attributable to amortization and hedge-related losses on mortgage banking activities, (v) € 243 million of other adjustments resulting from the transition to IFRS, offset by (a) a € 835 million release from the general loan loss allowance as a result of applying a new estimation methodology for US GAAP as a consequence of transitioning to IFRS, (b) € 325 million of provisions and contingencies, for which the timing and recognition must be incurred in a later period under SFAS 146, and (c) € 228 million of fair value adjustments in our equity investments.

     Net profit in 2003, in accordance with US GAAP, was € 42 million lower than net profit in accordance with Dutch GAAP. The decrease was principally the net result of: (i) € 598 million losses for mark-to market differences from book value on derivatives, (ii) a € 91 million amortization expense related to capitalized internal use software, (iii) a € 83 million charge for Other than Temporary Impairment related to investments where the fair value is more than six months below the cost price, and (iv) a € 60 million expense for the amortization of acquired intangible assets and acquisition related incentive payments, offset by (a) € 698 million of available-for-sale gains attributable to differences in accounting for realized and unrealized gains and losses in available-for-sale portfolios, of which € 55 million relates to unrealized losses reported under US GAAP in equity regarding changes in foreign currency rates of available-for-sale portfolios denominated in a currency other than the functional currency, and (b) € 147 million of contingency provisions taken under Dutch GAAP for restructuring and exiting lease contracts that under SFAS 146 must be incurred in a later period.

     Net profit in 2002 in accordance with GAAP Generally Accepted Accounting Principles was € 97 million lower than net profit in accordance with Dutch GAAP. The decrease was the net result of a charge of € 1,002 million for impairment of goodwill and other intangibles amortization in accordance with SFAS 142: “Goodwill and Intangible Assets”, effective January 1, 2002, of which the transition adjustment was € 119 million, the largest part of which related to the equity line of business (under Dutch GAAP all goodwill is charged to shareholders’ equity at the time of acquisition), offset in part by (a) € 1,187 million of available-for-sale gains attributable to differences in accounting for realized and unrealized gains and losses in available-for-sale portfolios of which € 1,154 million relates to unrealized losses reported under US GAAP in equity regarding changes in foreign currency rates of available-for-sale portfolios denominated in a currency other than the functional currency, (b) a € 151 million addition attributable to the difference in amortization of deferred gains under US GAAP for mortgage servicing rights and the accompanying valuation allowance net of hedge related gains and (c) € 79 million of gains for mark to market differences from book value on derivatives. Within the reconciliation of shareholders’ equity the € 2,402 million decrease of the difference for goodwill and other acquired intangibles is caused by amortization and impairment expense and currency translation differences.

Changes in Accounting Rules

   New Accounting Standards

     New accounting standards applicable to Dutch GAAP can be found under the “Accounting Policies” section of our consolidated financial statements. New accounting standards applicable to US GAAP can be found in Note 45 to our consolidated financial statements.

   International Financial Reporting Standards

     The financial statements for 2004 were the last financial statements prepared in accordance with Dutch GAAP. Like all other EU listed companies, we adopted IFRS for external reporting purposes as of January 1, 2005. During 2003 and 2004, we invested significant time and effort to be able to report within the same timeframe as we have done in the past. In order to provide shareholders with comparative data throughout 2005, we made a transition to IFRS on a dual reporting basis as from January 1, 2004. This transition incorporated the impact of applying all IFRS statements to our assets (such as loans and property), liabilities (such as pensions) and open contracts (such as derivatives and leases). The 2004 data will form the basis for comparison in our quarterly press releases and in our 2005 annual report.

     In many respects the change to IFRS has been a gradual process for Dutch organizations, due to the direct inclusion of many IFRS standards within Dutch GAAP. However, IAS 39 “Financial Instruments,” which is the main IFRS standard impacting banks, was not incorporated into Dutch GAAP. This standard, which extends the use of fair values, causes most of the differences discussed below (see “Key Differences Between Dutch GAAP and IFRS”). IAS 39 is the subject of continuing debate and may be revised in future years to better accommodate the risk management practices of large banks.

     As part of our efforts to adopt IFRS, we changed the estimation methodology for determining the provision for incurred but not identified loan losses both under IFRS and US GAAP. As a result of this change in methodology, the beginning balance sheet under IFRS reflected our decision to transfer € 1.1 billion from the fund for general banking risks into shareholders’ equity. The change in methodology has led to a reconciling item between Dutch GAAP and US GAAP this year as the new methodology has also been applied in calculating the general loan loss reserve under US GAAP, except for the operations of our US subsidiaries. We expect these differences to lessen over time.

Key Differences Between Dutch GAAP and IFRS

Dutch GAAP	IFRS

Consolidation

Dutch GAAP allows certain controlled investments not to be consolidated. One such exemption applies to Private Equity investments.

IFRS requires all controlled investments to be consolidated. This impacts a number of our Private Equity investments. To improve transparency we will present Private Equity separately, with its own Profit & Loss statements.

Goodwill and Other Acquired Intangibles

Goodwill, including other acquired intangibles arising from acquisitions of subsidiaries and participating interests, is charged against shareholders' equity.	Goodwill represents the excess of the purchase price of investments in subsidiaries and associates over the estimated market value of net assets at the acquisition date. Goodwill is capitalized and deemed to have an indefinite life and therefore not amortized; however, it is subject to annual impairment tests. Other acquired intangibles, such as

Dutch GAAP	IFRS

the value of purchased core deposits, client lists, mortgage service rights and contractual rights are capitalized and amortized over their respective useful lives. Under IFRS this requirement is applied prospectively; therefore, there is no impact on shareholders’ equity at January 1, 2004.

Preference Shares and Trust Preferreds

Preferred securities issued by us are presented as equity and trust preferred securities as minority interest.

IFRS requires the reclassification from equity to debt of preferred securities and a reclassification of trust preferred securities from minority interest to liabilities because we, the issuer, do not have full discretion regarding payment of dividends. Consequently, the cost of servicing these securities will be reported as interest expense.

Investment Portfolio Securities

Bonds and similar debt securities included in the investment portfolios (other than securities on which a large part or all of the interest is settled on redemption) are stated at redemption value less any diminution in value deemed necessary. Premiums and discounts at acquisition, accounted for as deferred items, are amortized and reported as interest over the term of the debt securities. Net capital gains realized prior to maturity date in connection with replacement operations are recognized as deferred interest and amortized over the term of the investment portfolio. Shares held in the investment portfolio are stated at market value. Movements in value, net of tax, are taken to a separate revaluation reserve.	All bonds and similar debt securities included in the investment portfolio that are traded on an active market are typically classified as “available for sale.” If certain conditions are met, a ‘Held to Maturity’ designation is permitted. Held to Maturity investments continue to be valued at amortized cost. IFRS requires that investment securities classified as available for sale be stated at market value. Unrealized gains and losses together with gains and losses on designated derivatives in an IFRS hedge relationship are reported, net of taxes, in a separate component of shareholders' equity. Realized gains and losses are recognized into income on disposal. Impairment losses are recorded in income.

Loan Provisioning

In addition to specific allowances for loan losses and country risk, Dutch banks maintain a fund for general banking risks.	The fund for general banking risks is considered to be a general allowance for loan losses. General loan loss reserves are not permitted under IFRS. Therefore, the fund is transferred to Shareholders’ Equity at January 1, 2004.

Under Dutch GAAP, certain general provisions were maintained.	Under IFRS, it is required to make a provision for incurred but not identified loan losses. This provision is calculated on a portfolio basis based on expected recoveries.

Under Dutch GAAP, specific provisions against non-performing loans are determined by estimating expected recoveries on an undiscounted basis.	Under IFRS, specific loan provisions should be determined by reference to expected recoveries on a discounted basis.

Derivatives Used for Hedging Purposes

Derivatives which are used to manage the overall	Under IFRS, all derivatives are recognized as either

Dutch GAAP	IFRS

structural interests rate exposure and which are not designated to specific assets, liabilities or firm commitments are accounted for on an accrual basis. Therefore, changes in the fair value of the positions are not recorded. The periodic cash flows are recorded in income as incurred.	assets or liabilities and measured at fair value. If the derivative is a hedge, changes in fair value of a designated derivative that is highly effective as a fair value hedge, together with the change in fair value of the corresponding asset, liability or firm commitment attributable to the hedged risk, are included directly in earnings. Changes in fair value of a designated derivative that is highly effective as a cash flow hedge are included in equity and reclassified into earnings in the same period during which the hedged forecasted cash flow affects earnings. Any ineffectiveness is reflected directly in earnings.

Fair Valuation – Private Equity

Under Dutch GAAP, Private Equity investments are typically held at cost (less impairment where required).	Under IFRS, Private Equity investments that are not controlled, are to be held at fair value with changes in fair value reported through income.

Other Fair Value Changes

Under Dutch GAAP, instruments issued or purchased with embedded features were accounted for as one position.	IFRS requires embedded features that are considered not to be closely related to the host instrument to be separated, classified as a derivative and recorded at fair value.

Under Dutch GAAP, the trading book is held at fair value.	Under IFRS, the trading book is also held at fair value, however, specific guidance is given on how to account for fair value upon initiation of a contract. The IFRS rules require any profit or loss apparent on ‘day one’ not determined by direct reference to a market price to be recognized in the period in which the value of such instruments become observable.

Under Dutch GAAP, market values are determined by reference to mid-prices.	IFRS requires the use of bid/offer valuation techniques.

Mortgage Servicing Rights

All mortgage servicing rights are carried at the lower of initial carrying value, adjusted for amortization, or fair value. Mortgage servicing rights are amortized in proportion to, and over the period of, net estimated servicing income.	The IFRS policy for mortgage servicing rights is generally consistent with Dutch GAAP. However, the carrying amount of servicing rights under IFRS does not include deferred gains and losses on derivative hedges realized subsequent to January 1, 2004. Under IFRS, the components of the carrying amount of servicing rights include their unamortized cost and the basis adjustment arising from open fair value hedges of servicing rights.

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

Dutch GAAP	IFRS

and other economic factors. The fair value of hedges is also included in evaluating possible impairment.

Property and Development

Bank premises, including land, are stated at current value based on replacement cost and fully depreciated on a straight-line basis over their useful lives with a maximum of fifty years. Value adjustments, net of tax, are credited or charged to a separate revaluation reserve.	Property is stated at historical cost, less any adjustments for impairment, and depreciated on a straight-line basis over their useful lives.

Leasing

Under Dutch GAAP, the majority of our Leasing business was accounted for as a financing arrangement.	Under IFRS, a major part of our leasing business was assessed to be an operating lease. Operating lease accounting under IFRS requires the leased asset to be included within Property and Equipment and to be depreciated, with income booked as a form of rental.

Pension Costs

We adopted SFAS 87 under Dutch GAAP as of January 1, 2002. SFAS 87 prescribes actuarial computations based on current and future compensation levels taking into account the market value of the assets of the pension funds and current interest rates. We adopted SFAS 87 as of January 1, 1994.	With respect to pensions, IFRS allows to charge all cumulative actuarial differences against Shareholders Equity at January 1, 2004.

Share-based Payments

Under Dutch GAAP, equity settled share options schemes are recorded based on the intrinsic values at grant date, which in all cases is zero.	Under IFRS, the fair value of equity settled share options and other share schemes are initially assessed at fair value at grant date and charged to income over the vesting period.

Taxes

Deferred tax assets and liabilities are recorded on a discounted basis.	Under IFRS, both deferred tax assets and liabilities are established on a nominal basis.

     Next to differences in valuation and income recognition, the application of IFRS does have an impact on the presentation of our financial statements. For example, the offsetting of derivative contracts is more difficult under IFRS and therefore a grossing up of the balance sheet takes place. Changes to the cash flow statement are limited to those arising from changes in the balance sheet and income statement (because an indirect method of preparation is used).

Summarized IFRS Financial Data

     We provided below certain unaudited summarized IFRS financial data. The data is presented in accordance with IFRS standards as issued at December 31, 2004.

     In accordance with European Union rulings, we have not utilized the option within IFRS to elect liabilities to fair value, nor have we utilized the EU carve-outs that permit forms of hedging not allowed under IFRS. Because the summarized IFRS financial data is to be used for comparative purposes, we will update the data for any changes or developments in IFRS or EU rules in 2005 if those amendments permit retrospective application.

Comparison Income Statement under IFRS and Dutch GAAP

	IFRS	Private Equity (cons. eff.)	IFRS (excl. cons. eff.)	Dutch GAAP

	(in millions of €)
	(unaudited)
Net interest income	9,037	(83)	9,120	9,666
Securities and participations	1,895	(1)	1,896	1,620
Net commissions	4,722	0	4,722	4,750
Results from financial transactions	1,682	(1)	1,683	2,288
Other revenue	2,644	925	1,719	1,469

Total revenue	19,980	840	19,140	19,793
Staff costs	8,104	399	7,705	7,764
Other administrative expenses	5,220	284	4,936	4,962
Depreciation	1,271	151	1,120	961
Total operating expenses	14,595	834	13,761	13,687
Operating result	5,385	6	5,379	6,106
Provision for loan losses	626	0	626	655
Operating result before taxes	4,759	6	4,753	5,451
Taxes	815	6	809	1,071

Profit after taxes	3,944	0	3,944	4,380
Minority interest	79	0	79	271

Net profit	3,865	0	3,865	4,109

Preferred dividend	0	0	0	43
Net profit available to ordinary shareholders	3,865	0	3,865	4,066
Special items	626	0	626	402
Net profit excluding special items	3,239	0	3,239	3,664

2004
Reconciliation Net Profit to IFRS
(in millions of €)
(unaudited)
Net Profit under Dutch GAAP	4,109
Preferred dividend	43

Net profit available to ordinary shareholders	4,066
Reconciling items:
Investment equalization reserve amortization investment portfolio	(454)
AFS realizations and other (including hedging)	(19)
Mortgage banking activities	(161)
Fair value adjustments	(230)
Derivatives	11
Private equity	129
Pension costs	89
Employee stock options	(21)
Sale of LeasePlan and Bank of Asia	224
Reclassified preference shares to subordinated debt	(42)
Loan provisioning	29
Other IFRS impacts	(39)
Total impact before taxation	(527)
Tax effect	283

Net profit under IFRS	3,865

Consolidated Balance Sheet under IFRS at December 31, 2004

2004

(in millions of €)
Assets	(unaudited)
Cash and cash equivalents	17,896
Financial assets held for trading	167,035
Investments	109,986
Loans and Advances – Banks	82,862
Loans and Advances – Customers	296,078
Prepayments and accrued income	5,740
Investments in associates	2,214
Property and equipment	7,173
Goodwill and other intangible assets	3,437
Other assets	9,355

Total assets	701,776

Liabilities
Financial liabilities held for trading	129,506
Due to banks	133,859
Due to customers	284,072
Issued debt securities	97,289
Accruals and deferred income	8,074
Provisions	8,897
Other liabilities	6,840
Total liabilities excluding subordinated liabilities	668,537
Subordinated liabilities	16,687

Total liabilities	685,224
Minority interest	1,737
Shareholders’ equity
Share capital	954
Share premium	2,564
Reserves	10,988
Net gains/(losses) not recognized in income statement	309

Total shareholders’ equity	14,815

Total liabilities, minority interest and shareholders’ equity	701,776

Consolidated Statement of changes in shareholders’ equity under IFRS

2004

(in millions of €)
(unaudited)
Shareholders’ equity at January 1, 2004 under IFRS	12,119
Change to ordinary share capital (including share premium)	49
Change in treasury stock	(513)
Net profit for the year	3,865
Dividend paid	(694)
Movement in currency translation reserve	(239)
Movement in cash flow hedging reserve	(301)
Movement in available for sale reserve	440
Derivatives on own shares	123
Other movements in reserves (including goodwill corrections)	(34)

Shareholders’ equity at December 31, 2004 under IFRS	14,815

Reconciliation shareholders’ equity to IFRS

	January 1, 2004	December 31, 2004

	(in millions of €)
	(unaudited)
Shareholders’ equity under Dutch GAAP	13,047	14,972
Release of Fund for general banking risks	1,143	1,149
Reclassification of preference shares to subordinated debt	(813)	(767)
Reversal of property revaluation	(130)	(87)
Reclassification regarding Banco Real to subordinated debt	(231)	(231)

Transition impact
Release of interest equalization reserve	1,563
Impact of derivatives and hedging	(560)
Fair value adjustments	(160)
Private Equity impact (consolidation and fair valuation)	56
Loan provisioning	(405)
Property development	(108)
Impact from Leasing division (sold 2004)	(148)
Equity accounted investees	(100)
Pensions	(1,475)
Other	(355)

Total transition impact before taxation	(1,692)
Taxation impact	(577)

Total Transition items (net of taxation)	(1,115)	(1,115)
Difference in 2004 profit	-	(244)

Impact of gains and losses not recognized in income statement
Impact of AFS reserve	489	1,001
Impact of cash flow hedging reserve	(165)	(466)
Reversal of Dutch GAAP pension booking to equity	-	479
Difference in cumulative currency translation account movement	-	(40)

Impact of differences in IAS and Dutch GAAP equity
Derivatives – own shares	(106)	16
Impact of goodwill capitalization	-	46
Other impacts on retained earnings	-	102

Total impact	(928)	(157)
Total shareholders’ equity under IFRS	12,119	14,815

B. Liquidity and Capital Resources

     The following table shows our capital at December 31, 2004, 2003 and 2002.

Group capital	At December 31,

	2004	2003	2002

	(in millions of €)
Ordinary Share capital	954	919	890
Financing Preference Shares	767	-	-
Protective Preference share capital	-	813	813
Convertible preference shares	0	0	1

Share capital	1,721	1,732	1,704
Ordinary Share premium reserves	2,564	2,548	2,529
Convertible preference share premium reserves	1	1	14
Other reserves	10,686	8,766	6,834

Shareholders’ equity	14,972	13,047	11,081
Minority interests	4,279	3,713	3,810

Group equity	19,251	16,760	14,891
Fund for general banking risks	1,149	1,143	1,255
Subordinated debt	12,639	13,900	14,278

Group capital	33,039	31,803	30,424

     Group capital at year-end 2004 was € 33,039 million, an increase of € 1,236 million or 3.9% compared with 2003. The € 1,925 million or 14.8% increase in shareholders’ equity was mainly due to retained earnings, exercise of staff options and a reversal of goodwill, offset by share buy back, translation changes on treasury investments in operations abroad, revaluations and other changes such as a provision for pensions.

     The full-year addition to the general reserve resulting from net profit less dividends equals € 3,372 million. Goodwill of € 30 million was added to reserves, caused by reversals with respect to the sale of Bank of Asia and LeasePlan Corporation, offset by a payment for Bethmann Maffei. Repurchases of shares amounting to a total of € 513 million were deducted from reserves. A charge relating to pensions decreased reserves by € 479 million.

     Exchange rate difference decreased reserves by € 198 million, of which € 85 million was caused by the depreciation of the US dollar. Revaluations of our participations, premises and shares lowered equity by € 79 million. In September, a change of preference shares amounted to a € 46 million net decrease. The redemption of the 362.5 million 5.55% shares with a nominal value of € 2.24, with a total value of € 813 million, was partly offset by the issue of 1,369.8 million 4.65% convertible financing shares of € 0.56 nominal for an amount of € 767 million on the same date.

     Group capital at year-end 2003 was € 31,803 million, an increase of € 1,379 million or 4.5% compared to 2002. Shareholders’ equity increased by € 1,966 million or 17.7% mainly due to the net profit after dividend distribution added to retained earnings. This was offset by translation differences on non-Euro investments in operations abroad. The full year addition to the general reserve from net profit less dividends will equal € 2,461 million. Revaluation of our participations and premises raised equity by € 159 million. Total goodwill of € 425 million was deducted from reserves for acquisitions, among them Banco Sudameris, in Brazil, and Artemis, in the United Kingdom, and an increase of our participation in Banca Antonveneta. The acquisition of Banco Sudameris was partly paid for by the issue of new shares in ABN AMRO Real, resulting in a € 207 million dilution premium being added to equity.

Exchange rate differences led to a loss of € 465 million, of which € 227 million was caused by the depreciation of the US$.

     The number of ordinary shares outstanding at the end of 2004 rose by 31.3 million to 1,669.2 million, of which 57.0 million was related to stock dividends issued at an average price of € 16.75. The 2003 final dividend resulted in 56.6% of shareholders choosing the stock dividend, for which 28.1 million shares were issued at € 16.50 each. After the 2004 interim dividend was declared, 59% of shareholders chose stock dividend, leading to 28.9 million shares issued at € 17.00 each. During the year 28.9 million shares were repurchased at an average rate of € 18.06 to offset the dilution effect of the stock dividends. Staff options exercised resulted in 3.2 million additional shares, of which 0.5 million issued from repurchased shares at an average price of € 18.10, and 2.7 million newly-issued shares at an average price of € 18.10.

     The number of ordinary shares outstanding at the end of 2003 rose by 52.3 million to 1,637.9 million, of which 50.0 million were related to stock dividends issued at an average price of € 15.67. The 2002 final dividend resulted in 50% of shareholders choosing the stock dividend, for which 23.6 million shares were issued at € 15.075 each. After the 2003 interim dividend was declared, 50% of shareholders chose the stock dividend, leading to 26.4 million shares issued at € 16.20 each. Staff options exercised resulted in 0.4 million additional shares, issued from repurchased shares at an average price of € 17.34. Lastly, 0.5 million preference shares were converted into 1.9 million ordinary shares for an extra contribution to capital of € 1.5 million. The period for conversion of preference shares closed at the end of October 2003 and the remaining 44,988 shares were changed into non-convertible preference shares, on which the dividend rate, fixed for ten years, is 3.3231% with effect from January 1, 2004.

     A combination of factors caused a rise of € 566 million in minority interests during 2004. In February, we issued $ 1.8 billion of 6.08% non cumulative guaranteed trust preferred securities. This was partly offset by redemption of $ 1.25 billion 7.125% trust preferred securities in April and $ 50 million 8.75% in June, leading to a net increase of € 390 million. Other third-party interests increased by € 403 million. Cumulative exchange rate changes decreased the total value of minority interests by € 227 million, of which € 197 million related to elements of tier 1 capital.

     The € 97 million decrease of minority interests in 2003 is due to a combination of factors. Cumulative exchange rate changes of € 572 million, of which € 499 million were on elements of Tier 1 capital, caused a significant decrease. This was offset in part by increases due to the acquisition of Banco Sudameris and, to a lesser extent, the net movement in other subsidiaries with minority interests.

     In 2004, the fund for general banking risk was largely unchanged from the prior year, increasing by only € 6 million due to foreign currency exchange rate changes.

     The fund for general banking risk decreased by € 112 million in 2003. At year-end 2003, the portion of the fund for general banking risk maintained in foreign currency was $ 700 million. The € 112 million change in 2003 was due to foreign currency exchange rate changes, reflecting the difference between the $ 700 million converted at December 2002 in € 667 million and at December 2003 in € 555 million. Although, in theory, a fund for general banking risks can be established for all types of risks, within ABN AMRO it is solely related to credit risk. We are not allowed to charge the fund directly in the case of an (extraordinary) credit loss. In such a case, the loss has to be reported in the income statement as a loan loss with a release of the fund for general banking risks under a separate line item on the income statement.

     The Bank is also able to raise funds by issuing subordinated debt. In 2004, subordinated debt capital fell by € 1,261 million to € 12,639 million. The effect of foreign exchange rates reduced total subordinated debt by € 426 million, of which € 127 million was debt on tier 1 capital. Redemptions totaled € 797 million and deconsolidation of loans with Bank of Asia € 40 million. Repurchased subordinated loans increased by € 48 million. This was offset by issuances of € 50 million.

     Subordinated debt capital fell in 2003 by € 378 million to € 13,900 million. The effect of foreign exchange rates reduced total subordinated debt by € 1,102 million, of which € 338 million was debt qualifying as Tier 1 capital. Redemptions totaled € 164 million and repurchased subordinated debt equaled € 137 million. This was offset by issuances totaling € 867 million and acquisitions of € 158 million. The cost and availability of subordinated debt finance are influenced by credit ratings. A reduction in these ratings could increase the cost and could reduce market access. At December 31, 2004, the credit ratings of ABN AMRO were as follows:

	Long term	Short term

Moody’s	Aa3	P1
Standard & Poor’s	AA-	A1+
Fitch	AA-	F1+

     For an analysis of our shareholders’ equity under US GAAP, see Note 45 to our consolidated financial statements.

     ABN AMRO applies capital adequacy ratios based on the Bank for International Settlements’ guidelines and Dutch central bank directives. These ratios compare our bank’s capital with its assets and off-balance sheet exposure, weighted according to the relative risk involved. Capital is also set aside for market risk associated with our bank’s trading activities. We are continuously improving the relationship between our tier 1 capital and our Risk Weighted Assets in order to ensure we maintain our AA- credit rating. The minimum tier 1 ratio required is 4% and the minimum total capital ratio is 8%. ABN AMRO comfortably meets these standards with a tier 1 ratio of 8.57%, of which the core tier 1 ratio is 6.39%, and a Bank for International Settlements total capital ratio of 11.26% as at December 31, 2004. See also “Supervision and Regulation – Regulation in the Netherlands – New Capital Adequacy Framework (Basel II).”

     The total capital base fell by 0.8% to € 26 billion at December 31, 2004. Risk-weighted assets amounted to € 231.4 billion at year-end 2004, an increase of € 7.6 billion or 3.4% from the end of the previous year. Securitization programs in 2004 decreased by € 91 million to a total of € 39,273 million.

     The following table analyzes our capital ratios at December 31, 2004, 2003 and 2002 in accordance with supervisory requirements.

Capital ratios	At December 31,

	2004	2003	2002

	(in millions of €, except percentages)
Tier 1 capital	19,818	18,236	17,178
Tier 2 capital	7,637	9,509	10,004
Tier 3 capital	272	272	272
Supervisory deductions	(1,679)	(1,763)	(961)

Total capital base	26,048	26,254	26,493

Risk weighted assets on balance	175,181	180,115	181,749
Off balance	52,500	41,017	45,135
Market risks	3,700	2,644	2,688

Total risk weighted assets	231,381	223,776	229,572

Tier 1 capital ratio	8.57%	8.15%	7.48%
Total capital ratio	11.26%	11.73%	11.54%

   Liquidity and Liquidity Risk

     Liquidity risk arises in any bank’s general funding of its activities. For example, a bank may be unable to fund its portfolio of assets at appropriate maturities and rates, or may find itself unable to liquidate a position in a timely manner at a reasonable price. We hold capital to absorb unexpected losses, and manage liquidity to ensure that sufficient funds are available to meet not only our known cash funding requirements, but also any unanticipated ones that may arise. At all times, we maintain what we believe are adequate levels of liquidity on a group-wide basis to meet deposit withdrawals, repay borrowings and fund new loans, even under stressed conditions.

     Client accounts are the primary source of liquidity for our banking operations. The core client accounts of our bank affiliates at December 31, 2004 were € 293.6 billion (of which € 136.3 billion was in the Netherlands, € 70.6 billion was in the United States and € 8.9 billion was in Brazil), which comprised 73.5% of client accounts.

     Our core client accounts of our bank affiliates at December 31, 2003 were € 289.9 billion (of which € 133.6 billion was in the Netherlands, € 80.4 billion was in the United States and € 7.2 billion was in Brazil), which comprised 97.6% of client accounts.

     We hold a portfolio of marketable securities and other short-term investments including Netherlands government bonds, US Treasury and US government agency paper and other OECD government paper, which can be readily converted to cash. These are part of the liquidity risk mitigants that are suitable instruments for the liquidity funding plan. Securitization programs are one of the tools in our liquidity management and global collateral management activities.

     Part of our liquidity risk policy is to maintain a portfolio of unencumbered liquid assets. These assets are marketable securities and other short-term investments consisting of, among others, OECD government paper and US Treasury securities. We hold part of these assets as collateral against drawing facilities with the relevant central banks, while the remainder is kept as a contingency liquidity portfolio. These assets can be readily converted into cash, used as additional collateral with central banks or used in secured borrowings with various counter-parties.

     As part of our liquidity management, we securitized Dutch home mortgages and retained most of the resulting notes. As a result, ABN AMRO owns additional securities that are eligible as collateral for the Dutch central bank, resulting in a direct improvement of some € 13 billion of our liquidity. Unlike the US federal banking authorities, the Dutch central bank does not directly accept mortgages as collateral. The securitization does not have an impact on our solvency or on the balance sheet presentation of the underlying securitized mortgages. If and when required, these notes can be sold in the market.

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

     Loans from banks (including professional securities transactions) totaled € 132.7 billion at December 31, 2004 (2003: € 110.9 billion), compared to loans to banks (including professional securities transactions) of € 83.7 billion (2003: € 58.8 billion).

     We manage liquidity on a daily basis in all the countries in which we operate. Each national market is unique in terms of the scope and depth of its financial markets, competitive environment, products and the customer profile. So our local line management is responsible for managing our local liquidity requirements under the supervision of Group Asset & Liability Committee.

     On a day-to-day basis, our liquidity management depends on, among other things, the effective functioning of local and international financial markets. As this is not always the case, we have group-wide contingency funding plans. These plans are implemented if there is a dramatic change in our normal business activities or in the stability of the local or international financial markets. The Group Strategic Funding Committee has full authority to manage such a crisis. As part of this liquidity management contingency planning, we assess potential trends, demands, commitments, events and uncertainties that could reasonably result in increases or decreases in our liquidity. More specifically, we consider the impact of these potential changes on our sources of short-term funding and long-term liquidity planning.

     As we have entered into committed credit facilities, our liquidity management process also involves assessing the contingencies inherent in these types of transactions, in terms of their potential effect on our normal sources of liquidity and finance.

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

   Consolidated Balance Sheet

     Consolidated total assets at December 31, 2004 were € 608.6 billion, up € 48.2 billion or 8.6% from year-end 2003. The increase was due to € 76.2 billion of organic growth, mainly in Wholesale Clients which increased 13.6% Banks increased € 24.9 billion, Shares increased € 9.6 billion and Short-dated government paper increased € 7.3 billion. This was offset by € 14.5 billion for the deconsolidation of LeasePlan Corporation and Bank of Asia and € 13.5 billion for currency translation differences.

   Loans

     Loans increased by € 2.2 billion or 0.7% to € 299.1 billion at December 31, 2004. Loans to the public sector increased by € 0.5 billion or 8.7% . Private sector loans, excluding repurchased securities transactions, decreased by € 1.0 billion, basically due to the deconsolidations of LeasePlan Corporation and Bank of Asia of € 12.4 billion and currency translations of € 7.0 billion, offset entirely by organic growth of € 18.4 billion, mainly at Consumer & Commercial Clients and Wholesale Clients. Professional securities transactions increased by € 2.7 billion or 4.8%, of which organic growth was € 3.5 billion mainly at Wholesale Clients; offset by currency translations of € 0.8 billion.

   Total Client Accounts

     Total client account balances increased in 2004 by € 3.7 billion or 1.3% to € 293.6 billion. The increase was mainly due to organic growth of € 14.1 billion mainly due to deposits and client accounts at Wholesale Clients. This was offset by currency translation differences of € 7.1 billion and the deconsolidations of LeasePlan Corporation and Bank of Asia of € 3.3 billion.

C. Selected Statistical Information

Average Balance Sheet

     The following tables present our average balances, based on month-end averages, and interest amounts and average rates for each of the past three years.

Average Assets (1)	For the Year Ended December 31,

	2004			2003			2002

	Average Balance	Interest Revenue	Average Rate (%)	Average Balance	Interest Revenue	Average Rate (%)	Average Balance	Interest Revenue	Average Rate (%)

	(in millions of €, except percentages)
Banks
The Netherlands	12,508	396	3.2	7,457	225	3.0	9,442	374	4.0
North America	9,050	208	2.3	8,268	165	2.0	11,864	368	3.1
Rest of the
World	74,389	1,037	1.4	45,458	1,291	2.8	39,984	1,202	3.0
Loans (2)
Public sector (3)
Netherlands	1,059	40	3.8	1,475	83	5.6	3,164	214	6.8
North America	852	29	3.4	994	35	3.5	1,048	41	3.9
Rest of the
World	3,176	58	1.8	3,930	94	2.4	7,332	176	2.4
Private sector
Netherlands	139,065	8,546	6.1	149,745	8,554	5.7	144,231	9,800	6.8
North America	92,267	3,543	3.8	114,135	4,221	3.7	121,070	4,670	3.9
Rest of the
World	81,642	4,140	5.1	70,928	3,800	5.4	72,953	4,146	5.7
Interest-earning
securities (4)
Investment
portfolio
Netherlands	50,832	2,448	4.8	48,885	2,000	4.1	52,743	2,377	4.5
North America	26,433	1,110	4.2	30,052	1,010	3.4	34,188	1,774	5.2
Rest of the
World	13,726	541	3.9	11,707	445	3.8	19,678	761	3.9
Trading portfolio
and other
securities
Netherlands	1,664	65	3.9	1,859	74	4.0	1,483	66	4.5
North America	10,375	386	3.7	14,424	535	3.7	14,674	779	5.3
Rest of the
World	50,144	649	1.3	41,614	997	2.4	31,069	622	2.0

Total interest-
earning assets	567,182	23,196	4.1	550,931	23,529	4.3	564,923	27,370	4.8
Non-interest-
earning assets	54,455		n/a	47,443		n/a	53,157		n/a

Total average
assets	621,637	23,196	3.7	598,374	23,529	3.9	618,080	27,370	4.4

(1)	Assets temporarily sold (subject to repurchase) are included in the relevant balance sheet item.
(2)	For purposes of presentation in this table, loans include professional securities transactions.
(3)	Public sector represents central, regional and local governments and governmental authorities.
(4)	Balance sheet item. Short-dated government paper is included in the table above, partially in investment portfolio and partially in other securities.

Average Liabilities and Group Equity	For the Year Ended December 31,

	2004			2003			2002

	Average Balance	Interest Expense	Average Rate (%)	Average Balance	Interest Expense	Average Rate (%)	Average Balance	Interest Expense	Average Rate (%)

	(in millions of €, except percentages)
Banks
The Netherlands	48,766	1,445	3.0	52,876	1,594	3.0	38,801	1,514	3.9
North America	31,940	714	2.2	24,686	472	1.9	29,070	657	2.3
Rest of the World	56,596	1,019	1.8	51,219	1,028	2.0	50,042	919	1.8
Savings accounts
The Netherlands	43,182	1,230	2.8	40,430	1,026	2.5	36,963	1,258	3.4
North America	17,667	263	1.5	19,748	308	1.6	24,553	560	2.3
Rest of the World	14,339	320	2.2	14,429	303	2.1	16,855	396	2.3
Deposits and other
client accounts (1)
The Netherlands	88,002	2,895	3.3	95,658	3,504	3.7	96,296	3,886	4.0
North America	59,413	1,015	1.7	68,416	875	1.3	83,342	2,133	2.6
Rest of the World	63,928	1,501	2.3	53,465	1,258	2.4	59,545	1,412	2.4
Debt securities
The Netherlands	52,146	1,494	2.9	38,764	1,444	3.7	38,006	2,068	5.4
North America	17,437	273	1.6	18,006	501	2.8	23,787	854	3.6
Rest of the World	14,045	600	4.3	15,068	632	4.2	16,420	924	5.6
Subordinated debt
The Netherlands	8,742	465	5.3	8,642	510	5.9	8,701	534	6.1
North America	4,741	283	6.0	5,280	344	6.5	6,402	403	6.3
Rest of the World	207	13	6.3	91	7	7.7	93	7	7.5

Total interest-bearing
liabilities	521,151	13,530	2.6	506,778	13,806	2.7	528,876	17,525	3.3
Non-interest-bearing
liabilities	81,642		n/a	75,512			73,687
Group equity (2)	18,844		n/a	16,084			15,517

Total average
liabilities and
Group equity	621,637	13,530	2.2	598,374	13,806	2.3	618,080	17,525	2.8

(1)	For purposes of presentation in this table, deposits and other client accounts includes professional securities transactions.
(2)	Group equity includes minority interests.

Changes in Net Interest Revenue: Volume and Rate Analysis

     The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, changes in interest revenue and expense due to changes in volume and in rates for 2004 compared to 2003, and 2003 compared to 2002. Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rate have been allocated proportionally.

	2004 Over 2003 Change Due to Increase (Decrease) in			2003 Over 2002 Change Due to Increase (Decrease) in

	Total Change in Interest Revenue	Volume	Rate	Total Change in Interest Revenue	Volume	Rate

	(in millions of €)
Interest Revenue
Banks
The Netherlands	171	159	12	(149)	(70)	(79)
North America	43	17	26	(203)	(93)	(110)
Rest of the World	(254)	589	(843)	89	158	(69)
Loans(1)
Public Sector
The Netherlands	(43)	(20)	(23)	(131)	(100)	(31)
North America	(6)	(5)	(1)	(6)	(2)	(4)
Rest of the World	(36)	(16)	(20)	(82)	(81)	(1)
Private sector
The Netherlands	(8)	(632)	624	(1,246)	363	(1,609)
North America	(678)	(835)	157	(449)	(261)	(188)
Rest of the World	340	551	(211)	(346)	(113)	(233)
Interest-earning securities
Investment portfolio
The Netherlands	448	82	366	(377)	(167)	(210)
North America	100	(132)	232	(764)	(195)	(569)
Rest of the World	96	79	17	(316)	(303)	(13)
Trading portfolio and other securities
The Netherlands	(9)	(8)	(1)	8	15	(7)
North America	(149)	(151)	2	(244)	(13)	(231)
Rest of the World	(348)	175	(523)	375	237	138

Total	(333)	(147)	(186)	(3,841)	(603)	(3,238)

(1)	For purposes of presentation in this table, loans includes professional securities transactions.

	2004 Over 2003 Change Due to Increase (Decrease) in			2003 Over 2002 Change Due to Increase (Decrease) in

	Total Change in Interest Revenue	Volume	Rate	Total Change in Interest Revenue	Volume	Rate

	(in millions of €)
Banks
The Netherlands	(149)	(122)	(27)	80	472	(392)
North America	242	154	88	(185)	(92)	(93)
Rest of the World	(9)	102	(111)	109	22	87
Savings accounts
The Netherlands	204	73	131	(232)	110	(342)
North America	(45)	(31)	(14)	(252)	(96)	(156)
Rest of the World	17	(2)	19	(93)	(54)	(39)
Deposits and other customer
accounts
The Netherlands	(609)	(268)	(341)	(382)	(26)	(356)
North America	140	(126)	266	(1,258)	(332)	(926)
Rest of the World	243	246	(3)	(154)	(143)	(11)
Debt securities
The Netherlands	50	430	(380)	(624)	40	(664)
North America	(228)	(15)	(213)	(353)	(183)	(170)
Rest of the World	(32)	(44)	12	(292)	(71)	(221)
Subordinated debt
The Netherlands	(45)	6	(51)	(24)	(4)	(20)
North America	(61)	(34)	(27)	(59)	(73)	14
Rest of the World	6	7	(1)	0	0	0

Total	(276)	376	(652)	(3,719)	(430)	(3,289)

Yields, Spreads and Margins

     The following table presents selected yield, spread and margin information applicable to us for each of the past three years.

Yields, spreads and margins	2004	2003	2002

Gross yield (1)	(in percentages)
The Netherlands	5.6	5.2	6.1
North America	3.8	3.6	4.2
Rest of the World	2.9	3.8	4.0
ABN AMRO	4.1	4.3	4.8
Interest rate spread (2)
The Netherlands	1.9	1.8	1.8
North America	1.7	1.7	1.4
Rest of the World	1.3	1.4	1.5
ABN AMRO	1.5	1.5	1.5
Net interest margin (3)
The Netherlands	1.6	1.6	1.7
North America	1.8	1.9	1.7
Rest of the World	1.3	1.4	2.1
ABN AMRO	1.6	1.6	1.6

(1)	Gross yield represents the interest rate earned on average interest earning assets.
(2)	Interest rate spread represents the difference between the interest rate earned on average interest earning assets and the rate paid on average interest bearing liabilities.
(3)	Net interest margin represents the difference between the interest rate earned on average total assets and the interest rate paid on average total liabilities.

Assets

  Securities

      The following table shows the book value of our securities portfolios at December 31, 2004, 2003 and 2002.

Securities portfolios	At December 31,

	2004	2003	2002

	(in millions of €)
Investment portfolios	88,113	90,434	94,605
Trading portfolios	51,910	42,516	42,332
Other securities	10,423	8,331	8,458

Total interest-earning securities	150,446	141,281	145,345
Shares	25,853	16,245	15,736

Total securities portfolios	176,299	157,526	161,131

      Investment Portfolios

     The following is an analysis of the fair market value of our investment portfolios at December 31, 2004, 2003 and 2002. In the tables below, fair market value is based on quoted prices for traded securities and estimated fair market value for non-traded securities.

Investment portfolios	Book Value	Premiums or Discounts	Amortized Cost Gains	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value

	(in millions of €)
December 31, 2004
Dutch government (1)	4,243	57	4,300	149	(3)	4,446
US Treasury and US
government agencies	7,975	38	8,013	98	(28)	8,083
Other OECD governments	41,174	632	41,806	1,635	(23)	43,418
Mortgage-backed securities	14,441	118	14,559	124	(57)	14,626
Other interest-earning securities	20,280	10	20,290	749	(396)	20,643

Total interest-earning securities	88,113	855	88,968	2,755	(507)	91,216
Shares	4,793					4,793

Total investment portfolios	92,906					96,009

December 31, 2003
Dutch government (1)	4,749	77	4,826	70	(1)	4,895
US Treasury and US
government agencies	9,859	51	9,910	187	(23)	10,074
Other OECD governments	38,121	822	38,943	882	(23)	39,802
Mortgage-backed securities	21,707	348	22,055	267	(46)	22,276
Other interest-earning securities	15,998	24	16,022	730	(328)	16,424

Total interest-earning securities	90,434	1,322	91,756	2,136	(421)	93,471
Shares	5,012					5,012

Total investment portfolios	95,446					98,483

December 31, 2002
Dutch government (1)	5,342	126	5,468	349	(1)	5,816
US Treasury and US
government agencies	12,131	173	12,304	490	(1)	12,793
Other OECD governments	37,183	482	37,665	1,669	(631)	38,703
Mortgage-backed securities	23,774	259	24,033	613	(1)	24,645
Other interest-earning securities	16,175	145	16,320	343	(211)	16,452

Total interest-earning securities	94,605	1,185	95,790	3,464	(845)	98,409
Shares	6,218					6,218

Total investment portfolios	100,823					104,627

(1)	Dutch government includes Dutch central, regional and municipal government obligations.

     The following table analyzes interest earning investment securities by maturity and weighted average yield at December 31, 2004. Yields on tax exempt obligations have not been computed on a tax equivalent basis.

Interest earning investment securities	Within 1 Year		After 1 Year and Within 5 Years		After 5 Years and Within 10 Years		After 10 Years

	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

	(in millions of €, except percentages)
Dutch government	145	0.69	2,499	4.00	1,571	4.65	85	4.71
US Treasury and US government
agencies	1,111	2.94	1,879	2.77	1,661	4.76	3,362	5.41
Other OECD governments	6,945	3.12	20,428	4.03	12,187	4.47	2,246	5.03
Mortgage-backed securities (1)	36	5.56	229	4.37	2,905	4.48	11,389	4.86
Other securities	4,633	3.70	6,823	4.29	5,561	3.92	3,273	4.28

Total amortized cost	12,870	3.22	31,858	4.01	23,885	4.38	20,355	4.87
Total market value	12,702		32,646		25,027		20,841

(1)	Maturity dates have been estimated based on historical experience.

      Trading Portfolios

     The following table analyzes the book value, which is equal to fair market value because the trading portfolios are marked-to-market, of securities in our trading portfolios at December 31, 2004, 2003 and 2002.

Trading portfolios	At December 31,

	2004	2003	2002

	(in millions of €)
Dutch government	553	2,219	955
US Treasury and US government agencies	5,760	8,212	12,104
Other OECD governments	28,320	19,242	16,199
Other interest-earning securities	17,278	12,843	13,074

Total interest-earning securities	51,911	42,516	42,332
Shares	18,580	8,664	6,633

Total trading portfolios	70,491	51,180	48,965

      Other Securities

      The following table analyzes the fair market value of other securities at December 31, 2004, 2003 and 2002.

Other securities	2004			2003			2002

	Book Value	Amortized Cost	Fair Market Value	Book Value	Amortized Cost	Fair Market Value	Book Value	Amortized Cost	Fair Market Value

	(in millions of €)
Other short-dated
government paper	369	369	370	790	790	788	1,191	1,191	1,176
Other bank paper	5,085	5,085	5,100	3,501	3,484	3,501	3,269	3,293	3,269
Other debt securities	4,969	4,851	5,024	4,040	4,036	4,075	3,998	3,443	3,856

Total interest-earning
securities	10,423	10,305	10,494	8,331	8,310	8,364	8,458	7,927	8,301
Shares	2,479		2,712	2,569		2,455	2,885		2,821

Total other securities	12,902		13,206	10,900		10,819	11,343		11,122

     Concentration

     At December 31, 2004, we held the following securities positions in issuers, which exceeded 10% of our shareholders’ equity at that date:

	Book Value	Fair Market Value

	(in millions of €)
German central government	19,254	20,470
Italian central government	4,506	4,990
Dutch central government	4,170	4,370
Brazilian central government	3,874	3,845
Belgian central government	2,854	2,953
Japanese central government	2,473	2,494
French central government	2,034	2,142
Taiwanese central government	1,671	1,671

Banks

     Under Dutch GAAP, we are required to follow the counter party principle, whereby transactions with banks, including loans to and from banks, or professional securities transactions entered into with banks, have to be classified under “Banks” on our balance sheet. This is also a reporting requirement from the Dutch Central Bank. The following tables show loans to banks at December 31, 2004, 2003 and 2002, and an analysis of their remaining life at December 31, 2004.

Loans to Banks	At December 31,

	2004	2003	2002

	(in millions of €)
The Netherlands	9,913	7,926	6,108
North America	5,729	6,313	8,452
Rest of the World	68,068	44,561	27,364

Total loans to banks (gross)	83,710	58,800	41,924

Loans to Banks – Maturities	At December 31, 2004

	Within 1 Year	After l year and Within 5 Years	After 5 Years	Total

	(in millions of €)
The Netherlands	6,264	3,449	200	9,913
North America	5,729			5,729
Rest of the World	57,934	821	9,313	68,068

Total loans to banks (gross)	69,927	4,270	9,513	83,710

Loans

     Our loan portfolio consists of loans, overdrafts, assets subject to operating leases, finance lease receivables to governments, corporations and consumers and reverse repurchase agreements. Geographic analyzes of loans are, unless otherwise specifically indicated, based on the location of the branch or office from which the loan is made.

     The following table analyzes our portfolio by sector at the dates indicated.

Loans	At December 31,

	2004	2003	2002	2001	2000

	(in millions of €)
Public sector	5,972	5,494	7,371	14,114	15,000
Commercial	127,381	130,983	142,296	153,770	148,102
Retail	109,345	107,706	108,965	110,860	101,540

Total private sector	236,726	238,689	251,261	264,630	249,642
Total loans (gross) excluding professional
securities transactions	242,698	244,183	258,632	278,744	264,642
Professional securities transactions	59,269	56,578	56,309	71,055	58,842

Loans	At December 31,

	2004	2003	2002	2001	2000

	(in millions of €)
Total loans (gross) including professional
securities transactions	301,967	300,761	314,941	349,799	323,484

Total loans (net) (1)	299,051	296,843	310,903	345,330	319,266

(1)	The difference between total loans (gross) and total loans (net) represents our specific allowance for loan losses. For a discussion of our provisioning policy, see below under “—Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses—Provisioning Policy”.

     Our lease portfolio aggregated € 4,280 million, € 12,586 million and € 13,106 million at December 31, 2004, 2003 and 2002, respectively. At December 31, 2004, the lease portfolio was comprised of finance lease receivables of € 4,279 million and assets subject to operating leases of € 1 million.

     In addition to loans, at December 31, 2004, we had loan commitments, guarantees, letters of credit, endorsements and similar products, amounting to € 191,556 million, of which € 145,092 million represented undrawn loan facilities.

  Outstanding Loans by Region and Sector

     The following table analyzes our loans by region and sector at the dates indicated.

Outstanding Loans	At December 31,

	2004	2003	2002	2001	2000

	(in millions of €)
The Netherlands
Public sector	1,025	1,128	2,262	2,550	2,901
Commercial	54,053	52,990	54,319	54,329	53,734
Retail	87,701	84,382	80,664	75,847	67,635

Total Netherlands	142,779	138,500	137,245	132,726	124,270
North America
Public sector	792	898	1,129	1,099	984
Commercial	35,474	38,185	47,471	51,658	46,229
Retail	12,817	14,668	20,855	25,353	23,580

Total North America	49,083	53,751	69,455	78,110	70,793
Rest of the World
Public sector	4,155	3,468	3,980	10,465	11,115
Commercial	37,854	39,808	40,506	47,783	48,139
Retail	8,827	8,656	7,446	9,660	10,325

Total Rest of the World	50,836	51,932	51,932	67,908	69,579

Total loans (gross)	242,698	244,183	258,632	278,744	264,642

  Maturities

     The following table provides an analysis of loan maturities at December 31, 2004. Determinations of maturities are based on contract terms.

Loans – Maturities	At December 31, 2004

	Within 1 Year	After l year and Within 5 Years	After 5 Years	Total

	(in millions of €)
The Netherlands
Public sector	182	392	451	1,025
Commercial	21,823	21,752	10,478	54,053
Retail	11,730	15,940	60,031	87,701

Total Netherlands	33,735	38,084	70,960	142,779

Loans – Maturities	At December 31, 2004

	Within 1 Year	After l year and Within 5 Years	After 5 Years	Total

	(in millions of €)
North America
Public sector	235	440	117	792
Commercial	14,013	16,519	4,942	35,474
Retail	4,950	4,106	3,761	12,817

Total North America	19,198	21,065	8,820	49,083
Rest of the World
Public sector	3,868	115	172	4,155
Commercial	30,748	5,025	2,081	37,854
Retail	5,286	2,144	1,397	8,827
Total Rest of the World	39,902	7,284	3,650	50,836

Total loans (gross)	92,835	66,433	83,430	242,698

  Interest Rate Sensitivity

     The following table analyzes at December 31, 2004 the interest rate sensitivity of loans due after one year and within five years, and loans due after five years, divided by region.

Loans – Interest rate sensitivity	At Variable Rate(1)	At Adjustable Rate(2)	At Fixed Rate(3)	Total

	(in millions of €)
Due after 1 and within 5 years
The Netherlands
Public sector	6	40	346	392
Commercial	6,077	2,504	13,171	21,752
Retail	2,952	714	12,274	15,940

Total Netherlands	9,035	3,258	25,791	38,084
North America
Public sector	161	177	101	439
Commercial	8,558	4,508	3,454	16,520
Retail	521	2,299	1,286	4,106

Total North America	9,240	6,984	4,841	21,065
Rest of the World
Public sector	41	3	72	116
Commercial	3,121	614	1,289	5,024
Retail	138	224	1,782	2,144

Total Rest of the World	3,300	841	3,143	7,284

Total (gross)	21,575	11,083	33,775	66,433

Due after 5 years
The Netherlands
Public sector	25	44	382	451
Commercial	414	1,726	8,338	10,478
Retail	4,606	42,718	12,707	60,031

Total Netherlands	5,045	44,488	21,427	70,960
North America
Public sector	47	56	14	117
Commercial	2,549	1,457	936	4,942
Retail	479	2,301	981	3,761

Total North America	3,075	3,814	1,931	8,820
Rest of the World
Public sector	169	3	-	172
Commercial	1,509	213	359	2,081
Retail	416	228	753	1,397

Total Rest of the World	2,094	444	1,112	3,650

Total (gross)	10,214	48,746	24,470	83,430

(1)	Variable rate loans are EURIBOR, London interbank offering rate (LIBOR), prime rate-based loans as well as adjustable rate loans with fixed interest periods of up to one year.
(2)	Adjustable rate loans are loans with fixed interest rates for a period that is shorter than the entire term of the loan.
(3)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.

  Private Sector Loans by Type of Collateral

     The following table analyzes private sector loans by type of collateral at the dates indicated. Unsecured loans include loans for which we have the right to require collateral.

Private sector loans	At December 31,

	2004	2003	2002	2001	2000

	(in millions of €)
Commercial
Public authority guarantees	8,103	11,382	10,313	3,879	6,932
Mortgages	23,994	28,074	20,859	20,561	22,615
Securities	791	1,006	1,764	2,605	3,246
Bank guarantees	3,305	3,113	2,896	2,941	5,606
Other types of collateral and unsecured	91,188	87,408	106,464	123,784	109,703

Total commercial loans	127,381	130,983	142,296	153,770	148,102
Retail
Public authority guarantees	151	50	472	6,706	6,392
Mortgages	82,700	80,794	85,455	80,122	74,496
Other types of collateral and unsecured	26,494	26,862	23,038	24,032	20,652

Total retail loans	109,345	107,706	108,965	110,860	101,540

Total private sector loans (gross)	236,726	238,689	251,261	264,630	249,642

Total private sector loans (net)(1)	233,815	234,778	247,229	260,175	245,450

(1)	The difference between total private sector loans (gross) and total private sector loans (net) represents our specific allowance for loan losses. For a discussion of our provisioning policy, see “—Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses—Provisioning Policy”.

  Commercial Loans by Industry

     The following table analyzes commercial loans by industry at the dates indicated.

Loans – Industry	At December 31,

	2004	2003	2002	2001	2000

	(in millions of €)
Agriculture, mining and energy	11,700	11,202	13,877	9,379	10,436
Manufacturing	23,925	27,980	31,132	31,482	36,751
Construction and real estate	22,539	19,025	20,477	20,268	17,972
Wholesale and retail trade	16,443	18,329	19,280	20,990	21,387
Transportation and communications	12,387	12,966	14,375	18,370	12,894
Financial services	19,967	22,086	20,198	22,026	17,260
Business services	10,310	10,565	11,881	16,534	15,091
Education, health care and other services	10,110	8,830	11,076	14,721	16,311

Total commercial loans (gross)	127,381	130,983	142,296	153,770	148,102

Loan Portfolio by Region

     Set forth below is an analysis of our loan portfolio by region. The loan portfolio of our Dutch, European (non-Dutch) and North American operations comprised 90.6% of our total loan portfolio at December 31, 2004. The remainder of the total loan portfolio (described hereunder in “Rest of the World”) at December 31, 2004 is comprised of 5.14% from Asian operations, 3.78% from Latin American operations and 0.45% from Middle East and African operations.

  Netherlands Loan Portfolio

     The Netherlands loan portfolio is comprised of loans made from offices and branches located in the Netherlands. The following tables analyze, at the dates indicated, the Netherlands loan portfolio by location of the borrower, and, in the case of private sector loans, type of collateral and industry of the borrower.

Netherlands – Loans by customer location	At December 31,

	2004	2003	2002	2001	2000

	(in millions of €)
Public sector
The Netherlands	571	577	1,019	1,680	2,128

Rest of Europe	35	129	538	308	264
North America	-	—	—	—	—
Rest of the World	419	422	705	562	509

	454	551	1,243	870	773

Total public sector loans (gross)	1,025	1,128	2,262	2,550	2,901

Private sector
The Netherlands	128,760	125,922	124,083	118,652	108,776

Rest of Europe	7,228	6,342	3,999	5,061	4,769
North America	1,341	794	2,428	1,062	3,274
Rest of the World	4,425	4,314	4,473	5,401	4,550

	12,994	11,450	10,900	11,524	12,593

Total private sector loans (gross)	141,754	137,372	134,983	130,176	121,369

Netherlands – Private sector loans by type of collateral	At December 31,

	2004	2003	2002	2001	2000

	(in millions of €)
Commercial
Public authority guarantees	5,238	8,083	7,282	1,033	3,752
Mortgages	10,614	12,353	5,248	5,054	12,107
Securities	165	146	645	740	968
Bank guarantees	734	710	452	265	141
Other types of collateral and unsecured	37,302	31,698	40,692	47,237	36,766

Total commercial loans (gross)	54,053	52,990	54,319	54,329	53,734
Retail
Public authority guarantees		0	469	6,624	6,381
Mortgages	69,027	65,095	63,959	54,389	50,403
Other types of collateral and unsecured	18,674	19,287	16,236	14,834	10,851

Total retail loans (gross)	87,701	84,382	80,664	75,847	67,635

Total private sector loans (gross)	141,754	137,372	134,983	130,176	121,369

Netherlands – Commercial loans by industry	At December 31,

	2004	2003	2002	2001	2000

	(in millions of €)
Agriculture, mining and energy	5,768	5,239	5,539	3,993	3,858
Manufacturing	8,356	8,932	9,259	7,427	9,900
Construction and real estate	7,297	6,239	6,698	5,680	5,650
Wholesale and retail trade	7,492	6,626	7,729	7,477	8,774
Transportation and communications	3,284	3,527	4,051	1,923	3,579
Financial services	13,540	15,069	12,533	15,694	9,958
Business services	4,701	3,996	4,559	7,106	6,927
Education, health care and other services	3,615	3,362	3,951	5,029	5,088

Total commercial loans (gross)	54,053	52,990	54,319	54,329	53,734

European Loan Portfolio

     The European loan portfolio is comprised of loans made from offices and branches located in Europe, excluding the Netherlands. The following tables analyze, at the dates indicated, the European private sector loan portfolio by type of collateral and industry of the borrower.

Europe – Private sector loans by type of collateral	At December 31,

	2004	2003	2002	2001	2000

	(in millions of €)
Commercial
Public authority guarantees	1,463	1,778	1,584	1,382	1,486
Mortgages	454	1,684	438	455	702
Securities	363	360	480	704	469
Bank guarantees	914	936	717	798	990
Other types of collateral and unsecured	19,947	22,491	23,311	24,766	23,466

Total commercial loans (gross)	23,141	27,249	26,530	28,105	27,113
Retail
Public authority guarantees	151	49	0	33	1
Mortgages	184	185	241	311	322
Other types of collateral and unsecured	1,034	1,022	1,050	1,171	1,326

Total retail loans (gross)	1,369	1,256	1,291	1,515	1,649

Total private sector loans (gross)	24,510	28,505	27,821	29,620	28,762

Europe – Commercial loans by industry	At December 31,

	2004	2003	2002	2001	2000

	(in millions of €)
Agriculture, mining and energy	2,625	1,513	1,989	1,719	1,464
Manufacturing	4,636	6,115	6,712	8,351	8,474
Construction and real estate	1,312	2,225	1,761	1,104	1,574
Wholesale and retail trade	2,535	3,956	3,082	3,623	3,570
Transportation and communications	5,497	4,680	4,316	4,420	3,603
Financial services	3,225	4,104	3,630	3,568	2,745
Business services	2,364	3,214	2,946	2,875	2,921
Education, health care and other services	947	1,442	2,094	2,445	2,762

Total commercial loans (gross)	23,141	27,249	26,530	28,105	27,113

North American Loan Portfolio

     The North American loan portfolio is comprised of loans made by the LaSalle Group, loans made by offices and branches of the Bank’s Wholesale Clients located in the United States, Canada and Mexico and loans made by Standard Federal. The Standard Federal loan portfolio consists primarily of mortgage loans. The following tables analyze, at the dates indicated, the North American private sector loan portfolio by type of collateral and by industry of the borrower. Through July 2001, loans made by European American Bank were also included.

North America – Private sector loans by type of collateral	At December 31,

	2004	2003	2002	2001	2000

	(in millions of €)
Commercial
Public authority guarantees	961	1,100	1,202	1,124	1,149
Mortgages	12,580	13,658	14,755	14,633	9,245
Securities	63	264	298	783	1,100
Bank guarantees	288	466	815	463	2,642
Other types of collateral and unsecured	21,582	22,697	30,401	34,655	32,093

Total commercial loans (gross)	35,474	38,185	47,471	51,628	46,229
Retail
Public authority guarantees		0	0	0	2
Mortgages	12,412	14,128	19,914	23,564	21,231
Other types of collateral and unsecured	405	540	941	1,789	2,347

Total retail loans (gross)	12,817	14,668	20,855	25,353	23,580

Total private sector loans (gross)	48,291	52,853	68,326	77,011	69,809

North America – Commercial loans by industry	At December 31,

	2004	2003	2002	2001	2000

	(in millions of €)
Agriculture, mining and energy	1,884	3,506	5,078	1,857	3,374
Manufacturing	5,954	7,816	10,228	10,084	11,552
Construction and real estate	13,123	9,922	11,340	12,644	9,748
Wholesale and retail trade	4,375	5,605	6,267	7,451	6,423
Transportation and communications	2,075	2,949	3,990	9,832	3,521
Financial services	1,452	1,974	2,469	684	2,150
Business services	2,552	2,623	3,741	3,054	3,590
Education, health care and other services	4,059	3,790	4,358	6,092	5,871

Total commercial loans (gross)	35,474	38,185	47,471	51,698	46,229

Rest of the World Loan Portfolio

     The Rest of the World loan portfolio is comprised of loans made from offices and branches around the world, excluding the Netherlands, Europe and North America. The following tables analyze, at the dates indicated, the Rest of the World private sector loan portfolio by type of collateral and industry of the borrower.

Rest of the World – Private sector loans by type of collateral	At December 31,

	2004	2003	2002	2001	2000

	(in millions of €)
Commercial
Public authority guarantees	441	421	245	340	545
Mortgages	346	379	418	419	561
Securities	200	236	341	378	709
Bank guarantees	1,369	1,001	912	1,415	1,833
Other types of collateral and unsecured	12,357	10,522	12,060	17,126	17,378

Total commercial loans (gross)	14,713	12,559	13,976	19,678	21,026

Rest of the World – Private sector loans by type of collateral	At December 31,

	2004	2003	2002	2001	2000

	(in millions of €)
Retail
Public authority guarantees	0	2	3	49	8
Mortgages	1,077	1,386	1,341	1,858	2,540
Other types of collateral and unsecured	6,381	6,012	4,811	6,238	6,128

Total retail loans (gross)	7,458	7,400	6,155	8,145	8,676

Total private sector loans (gross)	22,171	19,959	20,131	26,751	29,702

Rest of the World – Commercial loans by industry	At December 31,

	2004	2003	2002	2001	2000

	(in millions of €)
Agriculture, mining and energy	1,423	944	1,271	1,810	1,740
Manufacturing	4,979	5,117	4,933	5,620	6,825
Construction and real estate	807	639	678	840	1,000
Wholesale and retail trade	2,041	2,142	2,202	2,439	2,620
Transportation and communications	1,531	1,810	2,018	2,195	2,191
Financial services	1,750	939	1,566	2,080	2,407
Business services	693	732	635	3,499	1,653
Education, health care and other services	1,489	236	672	1,195	2,590

Total commercial loans (gross)	14,713	12,559	13,976	19,768	21,026

Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses

     As used in this report, the term “provisions” denotes the charge to income, while “allowance” denotes the accumulated balance sheet position created by the provisions and held against the value of the assets.

Provisioning Policy

     We have developed specific provisioning policies for the classes of loan business that the Bank undertakes. These policies are under constant review and are adjusted to reflect, amongst other things, the Bank’s actual loss experience, developments in credit risk modeling techniques and changes in legislation in the jurisdictions in which the Bank operates.

Corporate and Commercial Loans

     At least once a year, our dedicated credit committees or its authorized individuals will review the status of the corporate and commercial clients to whom it grants credits. Additionally, the Bank’s credit officers continually monitor the quality of loans. Should the quality of a loan or the borrower’s financial strength deteriorate to the extent that doubts arise over the borrower’s ability to repay the loan, management of the relationship is transferred to the local or Group Risk Management’s Financial Restructuring and Recovery unit. After making an assessment, Financial Restructuring & Recovery determines the amount, if any, of the specific provision that should be made, after taking into account the value of collateral. At the close of each quarterly reporting period, the Group Risk Committee reviews specific provisions on the portfolio to ensure their adequacy.

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

     Consumer Loan Products

     The bank offers a wide range of consumer loan products and programs such as personal loans, home mortgages, credit cards and home improvement loans. Provisioning for these products is carried out on a portfolio basis with a specific provision for each product being determined by the portfolio’s size and the bank’s loss experience.

     Our consumer loan portfolio policy states that, in general, when interest or principal on a consumer loan is 90 days or more past due, any further accrual of interest is suspended and such loans are then classified as non-accrual.

     Provisions for a given portfolio may be released where there is improvement in the quality of the portfolio (e.g., delinquent loans for which provisions have been taken become current or partial payment is made). These releases are recorded as a reversal of the provision for loan losses.

     For consumer loans, our write-off rules are time-based and vary by type of product:

  unsecured facilities, such as credit cards and personal loans, are generally written off at 180 days past due;
  cash-backed and debt and/or equity-backed facilities are generally written off at 90 days past due;
  car loans are written off at 180 days past due; and
  mortgage loans are written off at 720 days past due.

     Prior to the time-based triggers set out above, the outstanding of all secured products is written down to reflect the shortfall in collateral upon the earlier of foreclosure or possession of collateral. Upon liquidation of the collateral, the materialized shortfall, if any, is written off immediately.

Country and Sovereign Risk

     The Bank carries out its business in a large number of countries and in doing so incurs risks of non payment on its cross border foreign currency exposure resulting from the occurrence of country-specific risk events. The Bank has developed a sovereign risk scoring system.

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

     Doubtful and Non-performing Loans

     Loans are classified as “doubtful” as soon as there is evidence about the borrower’s lack of ability to meet its payment obligations to the Bank in accordance with the original contractual terms. Although the Bank continues to accrue interest on these loans for collection purposes, an equivalent amount is added to provisions. We do not recognize interest income on non-performing loans for financial reporting purposes. For internal administrative reasons in some geographical areas we record interest income on non-performing loans versus a simultaneous reversal of such interest against the allowance. Payments that the Bank may receive in respect of loans classified as “doubtful” or “loss” are treated as repayments of principal unless exceptional circumstances warrant otherwise.

     Our worldwide write-off policy is not to write-off until further recovery can be ruled out and loans are deemed uncollectible. The duration of the recovery process is different per jurisdiction based on different regulatory and business environments. For instance, the recovery process in the United States generally tends to be faster than in the Netherlands, and for certain homogeneous pools the moment of write-off is driven by US regulatory requirements. This results in relatively faster write-offs in the United States and relatively higher allowances for loan losses recorded for businesses in the Netherlands.

     Non-performing loans as a percentage of total private sector loans (gross) decreased to 1.73% in 2004, coming from 2.08% in 2003, caused by decreases in non-performing loans in the rest of the world. The specific provisions for loan losses as percentage of total private sector loans (gross) came down to 0.27% in 2004 from 0.52% in 2003. At December 31, 2004, total specific allowances were € 4,227 million, which is € 922 million or 21.8% lower than ultimo 2003. Specific allowances for loan losses as a percentage of total private sector loans (gross) decreased to 1.30% at December 31, 2004, as compared to 1.68% ultimo 2003.

     In 2003, non-performing loans as a percentage of total private sector loans (gross) decreased to 2.08% from 2.44% in 2002. Although we operate in emerging markets countries, our exposure in terms of loans and trading portfolios in those countries is relatively small compared to our worldwide credit business. Accordingly, the specific provisions for loan losses as a percentage of total private sector loans (gross) was 0.52% in 2003, as compared to 0.67% in 2002. At December 31, 2003, total specific allowances were € 83 million or 1.9% lower than at December 31, 2002.

     Specific allowances for loan losses as a percentage of total private sector loans (gross) increased to 1.68% at December 31, 2003, as compared to 1.64% at December 31, 2002.

     The table below shows, for the five years ended December 31, 2004, 2003, 2002, 2001 and 2000, the composition of the aggregate charge to income regarding the specific provision for loan losses and additions to the fund for general banking risks. See also “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Changes in Accounting Rules - International Financial Reporting Standards” and “– Key Differences between Dutch GAAP and IFRS.”

Charge to income	For the Year Ended December 31,

	2004	2003	2002	2001	2000

	(in millions of €)
Net provisions for loan losses (1)	640	1,240	1,681	1,342	814
Net provisions for sovereign risk (2)	13	34	14	84	(197)

Total specific provisions	653	1,274	1,695	1,426	617
Addition to fund for general banking risks	—	—	—	—	(32)

Total charge against profit	653	1,274	1,695	1,426	585

(1)	Net of recoveries and releases. See “—Provisions for Loan Losses—Movements in Specific Allowances for Loan Losses” and “—Provisions for Loan Losses—Movements in Specific Allowances for Sovereign Risk”.

(2)	From 1999 to 2000 this provision was for country risk. Since December 2000 the provision has been for sovereign risk. See “—Country and Sovereign Risk”.

Provisions for Loan Losses

     The table below shows, for the five years ended December 31, 2004, 2003, 2002, 2001 and 2000, the composition of our total specific provisions for loan losses.

Provisions for loan losses	For the Year Ended December 31,

	2004	2003	2002	2001	2000

	(in millions of €, except percentages)
The Netherlands	345	313	279	234	114
North America	116	586	995	837	286
Rest of the World	179	341	407	271	414

Total Specific Provisions	640	1,240	1,681	1,342	814
Provisions for Sovereign Risk	13	34	14	84	(197)

Total Provisions	653	1,274	1,695	1,426	617

Specific provision/private sector loans	0.27%	0.52%	0.67%	0.51%	0.33%

     The level of provisions for the year 2004 came down by € 621 million or 48.7% . This was mainly owing to Wholesale Clients, who had a lower level of provisioning, as well as releases and recoveries and a higher quality of credit portfolio. In the Netherlands, provisions increased by € 32 million or 10.2% to € 345 million, due to the continuing weakness of the economy. In North America, credit conditions improved further in 2004, resulting in provision levels that decreased by € 470 million or 80.2% to € 116 million, which was also due to unexpected recoveries. In the Rest of the World, provisions decreased by € 162 million or 47.5% to € 179 million.

     The level of provisions for the year 2003 came down by € 421 million or 24.8%, as all Strategic Business Unit’s had lower provisioning levels than in the previous year. The biggest decline took place in Wholesale Clients, driven by the lesser impact of major corporate defaults and the higher quality of our credit portfolio. In the Netherlands the provisions increased by € 34 million or 12.2% to € 313 million due to the continuing weakness of the economy. The Small and Medium Enterprises sector in particular accounted for a sizeable proportion of the increase, and weakness in unsecured consumer lending added to the total. In North America, credit conditions improved in 2003, resulting in provision levels decreased by € 409 million or 41.1% to € 586 million. In North America within Wholesale Clients there were improvements in the telecom and integrated energy portfolio and in Consumer & Commercial Clients the quality of the commercial portfolio improved. In the Rest of the World the provisions decreased by € 66 million or 16.2% to € 341 million, assisted by recoveries at Bank of Asia and in Belgium. In Brazil however, a challenging banking environment and pressure on the car loan portfolio combined to drive provisions higher by € 65 million.

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

Specific allowances	At December 31,

	2004	2003	2002	2001	2000

	(in millions of €)
The Netherlands	1,463	1,524	1,391	1,320	1,224
North America	261	388	479	502	162
Rest of the World	1,203	2,100	2,259	2,678	2,809

Total specific allowances for loan losses	2,927	4,012	4,129	4,500	4,195
Specific allowances for sovereign risks	219	215	181	345	272

Total specific allowances	3,146	4,227	4,310	4,845	4,467

Movements in specific allowances for loan losses	For the Year Ended December 31,

	2004	2003	2002	2001	2000

	(in millions of €)
Balance at beginning of year	4,012	4,129	4,500	4,195	4,458
Acquisitions, dispositions, currency translation
differences and other adjustments	(816)	(331)	(590)	(227)	233
Amounts written off
The Netherlands
Public sector	0	0	0	0	0
Commercial	(241)	(241)	(156)	(98)	(131)
Retail	(60)	(114)	(47)	(85)	(62)

Total Netherlands	(301)	(355)	(203)	(183)	(193)
North America	(277)	(528)	(1019)	(543)	(276)
Rest of the World	(579)	(460)	(489)	(432)	(1,106)

Total	(1,157)	(1,343)	(1,711)	(1,158)	(1,575)
Recoveries
The Netherlands
Public sector	0	0	0	0	0
Commercial	16	11	14	4	3
Retail	7	22	9	1	1

Total Netherlands	23	33	23	5	4
North America	84	79	43	58	30
Rest of the World	63	134	76	130	74

Total	170	246	142	193	108

Net written off	(987)	(1,097)	(1,569)	(965)	(1,467)

Subtotal	2,209	2,701	2,341	3,003	3,224
Unrecognized interest	78	71	107	155	157
New and increased specific provisions
The Netherlands	534	384	493	375	276
North America	295	686	1,170	972	346
Rest of the World	459	786	784	898	764

Total	1,288	1,856	2,447	2,245	1,386
Releases of specific provisions
The Netherlands	(166)	(40)	(199)	(136)	(158)
North America	(95)	(21)	(215)	(77)	(30)
Rest of the World	(217)	(309)	(210)	(497)	(276)

Total	(478)	(370)	(624)	(710)	(464)
Recoveries
The Netherlands	(23)	(33)	(28)	(5)	(4)
North America	(84)	(79)	(43)	(58)	(30)
Rest of the World	(63)	(134)	(71)	(130)	(74)

Total	(170)	(246)	(142)	(193)	(108)
New and increased specific provisions (net)	640	1,240	1,681	1,342	814

Balance at end of year	2,927	4,012	4,129	4,500	4,195

     In 2004, the amounts written-off, excluding recoveries, decreased by € 186 million or 13.8% to € 1,157 million. This decrease was driven by North America, where the amounts written-off came down by € 251 million or 47.5% to € 277 million. The amounts written-off in the Netherlands decreased by € 54 million or 15.2%, where Retail had lower amounts written-off. The amounts written-off in Rest of the World were € 119 million or 25.8% higher.

     Over 2003, the amounts written-off, excluding recoveries, decreased by € 368 million or 21.5% to € 1,343 million. This decrease was driven by North America, where the amounts written-off came down by € 491 million or 48.2% to € 528 million, with the sharpest decrease in the Wholesale Clients portfolio. The amounts written-off in the Netherlands increased by € 152 million or 74.8%, where both Commercial and Retail had higher amounts written-off. The amounts written-off in Rest of the World were € 29 million or 5.9%, which was fairly stable.

Movements in specific allowance for sovereign risk	2004	2003	2002	2001	2000

	(in millions of €)
Balance at beginning of year	215	181	345	272	533
Currency translation differences	(12)	(7)	(42)	12	36
Provisions charged (released) against profit and
loss account	13	34	14	84	(197)
Other movements (1)	3	7	(136)	(23)	(100)

Balance at end of year	219	215	181	345	272

(1)	Other movements for the years 2000-2001 mainly comprise the effect of consolidation of acquisitions and write-offs. For 2002 there were no consolidation effects, and other movements reflect the effect of the change in estimate described in “—Provisioning Policy—Country and Sovereign Risk”, resulting in a reclassification of € 136 million formerly included in sovereign allowances to discounts under securities on January 1, 2002.

      Loan Losses by Industry

     Specific Allowance for Loan Losses by Industry

     The following table analyzes the allowance for loan losses by industry at December 31 of each of the last five years.

Specific allowance for loan losses by industry	At December 31,

	2004	2003	2002	2001	2000

	(in millions of €)
Agriculture, mining and energy	180	285	329	358	186
Manufacturing	561	1,077	1,217	1,226	1,161
Construction and real estate	90	116	157	195	219
Wholesale and retail trade	416	500	675	740	732
Transportation and communications	265	375	367	412	267
Financial services	481	521	284	341	387
Business services	277	238	287	421	357
Education, health care and other services	124	334	308	301	289

Total commercial (1)	2,394	3,446	3,624	3,994	3,598
Retail (2)	533	566	505	506	597

Total private sector	2,927	4,012	4,129	4,500	4,195

(1)	Commercial loans are evaluated on an individual basis. For more details, see “—Provisioning Policy—Corporate and Commercial Loans”.

(2)	Retail loans are generally evaluated on a portfolio basis. For more details, see “—Provisioning Policy—Consumer Loan Products”.

     Analysis of Loans by Industry

     The following table analyzes the percentage of loans in each industry to total private sector loans at December 31 of each of the last five years.

Loans by industry	At December 31,

	2004	2003	2002	2001	2000

	(in percentages)
Agriculture, mining and energy	4.9	4.7	5.5	3.5	4.2
Manufacturing	10.1	11.7	12.5	11.9	14.7
Construction and real estate	9.5	8.0	8.1	7.7	7.2
Wholesale and retail trade	6.9	7.7	7.7	7.9	8.6
Transportation and communications	5.2	5.4	5.7	6.9	5.2
Financial services	8.4	9.3	8.0	8.3	6.9
Business services	4.4	4.4	4.7	6.2	6.0
Education, health care and other services	4.3	3.7	4.4	5.6	6.5

Total commercial	53.8	54.9	56.6	58.1	59.3
Retail	46.2	45.1	43.4	41.9	40.7

Total private sector	100.0	100.0	100.0	100.0	100.0

     Net Specific Provisions for Loan Losses by Industry

     The following table analyzes net specific provisions for loan losses (inclusive of provision for interest in suspense) by industry for each of the last five years.

Net specific provisions by industry	2004	2003	2002	2001	2000

	(in millions of €)
Agriculture, mining and energy	(3)	119	172	207	1
Manufacturing	96	147	433	376	326
Construction and real estate	(4)	20	39	(3)	(10)
Wholesale and retail trade	135	137	204	74	90
Transportation and communications	(39)	135	389	235	47
Financial services	35	57	58	29	60
Business services	48	77	127	164	74
Education, health care and other services	210	192	93	94	70

Total commercial (1)	478	884	1,515	1,176	658
Retail (2)	240	427	273	321	313

Total private sector	718	1,311	1,788	1,497	971
Of which interest in suspense	78	71	107	155	157

Total specific provisions (net)	640	1,240	1,681	1,342	814

(1)	Commercial loans are evaluated on an individual basis. For more details, see “—Provisioning Policy—Corporate and Commercial Loans”.

(2)	Retail loans are generally evaluated on a portfolio basis. For more details, see “—Provisioning Policy—Consumer Loan Products”.

     Analysis of Write-Offs by Industry

     The following table analyzes the amounts written off by industry during each of the last five years.

Write-offs by industry	2004	2003	2002	2001	2000

	(in millions of €)
Agriculture, mining and energy	86	119	132	46	25
Manufacturing	279	195	405	291	385
Construction and real estate	21	41	28	29	82
Wholesale and retail trade	140	163	163	122	324
Transportation and communications	71	55	402	88	66
Financial services	39	179	98	72	48
Business services	81	100	127	86	187
Education, health care and other services	52	61	76	78	55

Total commercial	769	913	1,431	812	1,172
Retail	388	430	280	346	403

Total private sector	1,157	1,343	1,711	1,158	1,575

     The Write-offs by Industries show a decrease of € 42 million or 9.8% in Retail (the consumer portfolio) and a decrease in the commercial portfolio of € 144 million or 15.8% to € 769 million. The industry showing the sharpest decrease was Financial services with € 140 million or 78.2% .

     Non-performing Sovereign Risk Exposure and Related Specific Allowances

     The following table sets forth our non-performing sovereign risk exposure and related specific allowances at December 31, 2004, 2003 and 2002.

Sovereign risk exposure	At December 31,

	2004	2003	2002

	(in millions of €, except percentages)
Sovereign risk/Country risk exposure	327	338	342
Sovereign risk/Country risk specific allowances	(219)	(215)	(181)

Net exposure	108	123	161

Net exposure as a percentage of group capital	0.33%	0.39%	0.55%

     Total non-performing sovereign risk exposure, excluding trade debts, was relatively stable in 2004, as was the case in 2003. Specific allowances for sovereign risk represented 67% of total sovereign risk exposure at December 31, 2004, as compared to 64% at December 31, 2003.

Potential Credit Risk Loans

     The table below provides an analysis of our doubtful loans for each of the last five years. “Doubtful loans” are all loans classified as “doubtful” or “loss” for which in general a specific provision has been made, although doubtful loans can still be performing. The amounts are stated before deduction of the value of collateral held, the specific allowances carried and interest in suspense. As we are not required by Dutch regulations to classify loans as “non-accrual”, “accruing past due”, “restructured” and “potential problem” loans, as defined by the SEC, the table below is based on available data.

Doubtful loans	At December 31,

						Interest Revenue not Recognized	Included in Interest Revenue	Included in Interest Revenue	Included in Interest Revenue
	2004	2003	2002	2001	2000	2004(3)	2004(4)	2003(4)	2002(4)

	(in millions of €)
Non-accrual loans and
non-performing
loans (1)
The Netherlands	1,552	1,041	1,539	1,622	833	56	11	—	—
Europe, outside the
Netherlands	830	1,255	1,033
North America	1,196	1,092	2,092	1,469	962	81	8	3	19
Latin America and the
Caribbean	251	490	301
Middle East and Africa	46	89	54
Asia/Pacific (5)	213	988	1,113	2,768	3,327	61	5	23	46

Abroad	2,536	3,914	4,593	4,237	4,289	142	13	26	65

Total non-accrual and
non-performing loans	4,088	4,955	6,132	5,859	5,122	198	24	26	65

Doubtful, still accruing
loans (2)
The Netherlands	2,023	1,718	1,914	1,920	1,753		113	79	144
Europe, outside the
Netherlands	56	68	183	-	-
North America	358	442	264	74	49		10	12	5
Latin America and the
Caribbean	384	143	400	-	-
Middle East and Africa	5	10	491	-	-
Asia/Pacific (5)	38	72	48	748	939		-	38	41

Abroad	841	735	1,386	822	988		10	50	46

Doubtful loans	At December 31,

	2004	2003	2002	2001	2000	Interest Revenue not Recognized 2004(3)	Included in Interest Revenue 2004(4)	Included in Interest Revenue 2003(4)	Included in Interest Revenue 2002(4)

				(in millions of €)
Total accruing loans	2,864	2,453	3,300	2,742	2,741		123	129	190

Total doubtful loans	6,952	7,408	9,432	8,601	7,863	198	147	155	255

(1)	“Non-performing loans” are doubtful loans that are placed on a non-accrual basis, which means that the contractual interest is no longer recognized in our income statement. Such unrecognized interest is then either (i) booked into a suspense account, or (ii) if for administrative reasons it cannot be booked as a specific unpaid interest claim, it is booked directly into the specific allowance for loan losses. Cash receipts of interest on non-performing loans are only recorded as interest revenue if the principal has been fully collected.

(2)	“Accruing loans” are potential problem loans on which we continue to charge interest that is included in interest revenue.

(3)	“Interest not recognized” is the difference between the interest revenue that would have been recognized under original contractual terms and the interest revenue actually recognized in the relevant year.

(4)	“Included in interest” is the amount of interest revenue that is recognized in the relevant year.

(5)	For 2001 and 2000, “Asia/Pacific” included Latin America and the Caribbean, the Middle East and Africa, and Asia/Pacific as individual break-outs were not available.

     The following table sets forth the outstanding principal balance of loans as of December 31 for each of the last five years that were restructured.

	At December 31,

Restructured loans	2004	2003	2002	2001	2000	Included in Interest Revenue 2004	Included in Interest Revenue 2003	Included in Interest Revenue 2002

				(in millions of €)
The Netherlands	—	—	—	—	—	—	—	—
North America	—	—	—	—	—	—	—	—
Rest of the World	149	214	450	502	574	—	2	3

Total	149	214	450	502	574	—	2	3

Cross-Border Outstandings

     Our operations involve significant exposure in non-local currencies. Cross-border outstandings are based on the country of domicile of the borrower and comprise loans denominated in currencies other than the borrower’s local currency. For an explanation of how we define and measure cross-border risk, see “—Cross-border and Sovereign Risk in the Portfolio—Cross Border Risk”.

     Cross-border outstandings exceeding 1% of total assets at December 31, 2004, 2003 and 2002 are shown in the following table. These figures are not netted for any legally enforceable written guarantees of principal or interest by domestic or other non-local third parties. At the dates below, there are no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal. The table does not include off-balance sheet items.

Cross-border outstandings	Percentage of Total Assets	Total Amount	Banks	Government	Private Sector

	(in millions of €, except percentages)
At December 31, 2004
Germany	5.91	35,955	9,450	22,702	3,803
United Kingdom	5.08	30,920	13,505	1	17,414
France	2.21	13,453	5,312	4,945	3,196

Cross-border outstandings	Percentage of Total Assets	Total Amount	Banks	Government	Private Sector

	(in millions of €, except percentages)
United States	2.21	13,424	3,746	3,004	6,674
Italy	2.09	12,716	3,678	5,295	3,743
Belgium	1.54	9,376	1,820	3,653	3,903
Sweden	1.39	8,478	1,699	4,183	2,596
Spain	1.14	6,690	2,457	2,474	2,029
At December 31, 2003
Germany	6.79	38,065	9,681	24,773	3,611
United Kingdom	4.64	26,015	16,649	96	9,270
United States	3.06	17,138	4,330	4,751	8,057
Belgium	1.68	9,440	1,773	3,542	4,125
Italy	1.87	10,492	2,882	5,221	2,389
France	1.23	6,877	2,490	2,119	2,268
At December 31, 2002
United States	3.87	21,493	3,200	6,438	11,855
United Kingdom	2.62	14,557	4,476	19	10,062
Germany	4.67	25,984	8,737	14,670	2,577
Italy	2.26	12,550	2,481	8,774	1,295
Belgium	1.75	9,753	1,343	5,792	2,618

      Cross-Border Outstandings Between 0.75% and 1% of Total Assets

     Cross-border outstandings to borrowers in countries in which such outstandings amounted to between 0.75% and 1% of total assets totaled € 9,947 million at December 31, 2004 and related to Taiwan and Japan. At December 31, 2003, these outstandings totaled € 9,258 million and related to Sweden and Spain.

Loan Concentrations

     One of the principal factors influencing the quality of our earnings and loan portfolio is diversification of loans by region, industry and borrower. A concentration exists when loans are made to a multiple number of borrowers engaged in similar activities, all of whom are subject to roughly the same effects of economic conditions or other changes. At December 31, 2004, there was no concentration of loans exceeding 10% of our total loans (gross).

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

Deposits	Average Amount 2004	Average Rate (%)	Average Amount 2003	Average Rate (%)	Average Amount 2002	Average Rate (%)

	(in millions of €, except percentages)
Banks
The Netherlands
Time deposits (1)	34,829	3.1	34,626	3.2	11,966	4.1
Demand deposits/Current
accounts	13,937	2.5	18,250	2.7	26,835	3.8
Foreign
Time deposits (1)	62,387	2.3	44,766	2.4	62,540	2.1
Demand deposits/Current	26,149	1.2	31,139	1.3	18,186	1.3

Deposits	Average Amount 2004	Average Rate (%)	Average Amount 2003	Average Rate (%)	Average Amount 2002	Average Rate (%)

	(in millions of €, except percentages)
accounts
Total customer accounts
The Netherlands
Savings accounts	43,182	2.8	40,430	2.5	36,963	3.4
Time deposits (1)	43,621	4.3	51,655	4.9	54,384	5.3
Demand deposits/Current
accounts	37,459	2.0	40,544	2.1	40,398	2.3
Others	6,922	4.1	3,459	4.5	1,514	5.0
Foreign
Savings accounts	32,006	1.8	34,177	1.8	41,408	2.3
Time deposits (1)	72,053	2.3	77,380	2.0	85,313	2.3
Demand deposits/Current
accounts	37,695	1.3	38,042	1.2	33,574	2.0
Others	13,593	2.7	6,459	2.5	24,000	3.8

(1)	Includes our Eurodollar deposit activities and professional securities transactions. Time deposits are funds whereby the original term, the period of notice and interest payable have been agreed upon with the counterparty.

     Average amounts of deposits by foreign customers in the Dutch branches and offices included under Banks were for 2004, 2003 and 2002, € 23.1 billion, € 22.4 billion and € 26.1 billion, respectively, and for Total customer accounts were, for 2004, 2003 and 2002, € 15.9 billion, € 17.5 billion and € 21.1 billion, respectively.

      Deposits of $100,000 or more

     At December 31, 2004, deposits of $100,000 or more or the equivalent in other currencies, held in the United States, in time deposits and certificates of deposits by term remaining until maturity were:

Deposits of $100,000 or more	At December 31, 2004

(in millions of €)
3 months or less	7,930
more than 3 months but less than 6 months	2,046
more than 6 months but less than 12 months	1,665
over 12 months	7,384

Total	19,025

   Short-term Borrowings

     Short-term borrowings are borrowings with an original maturity of one year or less. These are included in our consolidated balance sheet under the items Banks, Total customer accounts and Debt securities. Categories of short-term borrowings for which the average balance outstanding during the preceding three fiscal years was equal to or greater than 30% of consolidated shareholders’ equity at December 31, 2004 were included in the item Debt Securities and consisted of certificates of deposits and commercial paper. An analysis of the balance and interest rates paid on these short-term borrowings is provided below.

Short-term borrowings	2004	2003	2002

	(in millions of €, except percentages)
Year-end balance	15,395	16,101	23,951
Average balance	20,811	20,960	25,339
Maximum month-end balance	24,607	25,849	31,817
Average interest rate during the year	2.2%	1.9%	3.3%
Average interest rate at year-end	2.1%	1.5%	2.8%

     For an analysis of the maturities of our liabilities at December 31, 2004, see the notes to our consolidated financial statements.

D. Research and Development, Patents and Licenses etc.

      Not applicable.

E. Trend Information

     The composition of our revenues and the structure of our assets and liabilities in recent years have been affected by changing economic conditions. This included currency depreciation against the Euro, in particular the US dollar and the Brazilian real. In addition, we have been affected by low interest rates and challenging economic conditions. Equity markets, especially in the United States recovered slightly in 2003 compared to the weaker environment in 2002 and 2001. Looking at 2004, and especially at our home markets, we believe that the United States and Brazil will experience healthy economic growth, while Europe in general, and the Netherlands in particular, will expand more modestly. For a further description of these and other trends that affected our business in recent periods, see the discussion above under “Operating Results”.

F. Off-Balance Sheet Arrangements

     We have no off-balance sheet entities or off-balance sheet arrangements that are reasonably likely to have a material adverse effect on liquidity or the availability of or the requirements for capital resources, and our hedging activities are non-speculative. For a discussion of the impact of off-balance sheet entities see Note 45(m) to our consolidated financial statements.

G. Tabular Disclosure of Contractual Obligations

     Our contractual and contingent obligations and commitments at December 31, 2004 are summarized in the following schedules.

Contractual Obligations	Payments Due by Period

	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	After 5 Years

	(in billions of €)
Debt securities (1)	82.9	29.0	17.0	12.7	24.2
Subordinated debt (1)	12.6	1.1	2.5	2.2	6.8
Finance lease agreements (1)	-	-	-	-	-
Operating leases	-	-	-	-	-
Purchase obligations	0.2	0.2	-	-	-
Other long-term obligations	426.3	388.6	19.4		18.3

(1)	Contractual obligations for finance lease agreements totaled € 22 million as of December 31, 2003, with € 14 million payable after one year.

     Other long-term obligations consist of liabilities for deposits and other client accounts (€ 219.3 billion at December 31, 2004), to banks (€ 132.7 billion at December 31, 2004) and for savings accounts (€ 74.3 billion at December 31, 2004). For further information see Note 20 to our consolidated financial statements. Details of operating leases can be found in Note 25 to our consolidated financial statements.

Other Commercial Commitments	Payments Due by Period

	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	After 5 Years

	(in billions of €)
Committed facilities	145.1	105.8	16.6	18.2	4.5
Commitments with respect to:
Guarantees granted	42.4	29.1	6.7	3.3	3.3
Irrevocable letters of credit	4.1	3.7	0.2	0.2	-
Recourse risks arising from discounted bills	0.0	0.0

     Since December 2002 we have an investment technology outsourcing contract for Wholesale Clients. The contract covers the provision of technology services and applications maintenance in the major countries in which Wholesale Clients operates. The remaining life is four years and the value is approximately € 1 billion.

     ABN AMRO has a call option and the seller of Banco Sudameris Brasil S.A. has a put option to convert before June 2007 the newly issued ABN AMRO Real shares into ABN AMRO Holding N.V. shares with an exercise price equal to 1.82 times the net asset value of ABN AMRO Real shares at time of exercise.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

     Holding is a public company with limited liability incorporated under the laws of the Netherlands. It has a two-tier system of corporate governance, consisting of a Supervisory Board and a Managing Board. Our day to day management is vested with the Managing Board.

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

     To safeguard the independence of Supervisory Board members, the independence criteria as set out in the Dutch corporate governance code are applied. On the basis of these criteria, a Supervisory Board member shall be deemed not independent if he/she or his/her spouse, registered partner or other life companion, foster child or relative by blood or marriage up to the second degree:

a)	has been an employee or member of the Managing Board of Holding (including associated companies as referred to in section 1 of the Dutch Disclosure of Major Holdings in Listed Companies Act (WMZ) 1996) in the five years prior to the appointment;

b)	receives personal financial compensation from Holding, or a company associated with it, other than the compensation received for the work performed as a member of the Supervisory Board and in so far as this is not in keeping with the normal course of business;

c)	has had an important business relationship with Holding, or a company associated with it, in the year prior to the appointment. This includes the case where the member of the Supervisory Board, or the firm of which he is a shareholder, partner, associate or adviser, has acted as adviser to Holding (consultant, external auditor, civil notary and lawyer) and the case where the member of the Supervisory Board is a managing board member or an employee of any bank with which Holding has a lasting and significant relationship;

d)	is a member of the managing board of a company in which a member of the Managing Board of the company which he supervises is a supervisory board member;

e)	holds at least ten percent of the shares in Holding (including the shares held by natural persons or legal entities which cooperate with him under an express or tacit, oral or written agreement);

f)	is a member of the managing board or supervisory board - or is a representative in some other way - of a legal entity which holds at least ten percent of the shares in Holding, unless such entity is a member of the same group as the company;

g)	has temporarily managed Holding during the previous twelve months where member(s) of the Managing Board have been absent or unable to discharge their duties.

     Not more than one member of the Supervisory Board can be not independent. All current members of the Supervisory Board qualify as independent.

     The remuneration of each member of the Supervisory Board is determined by the General Meeting of Shareholders, following a proposal to that effect by the Supervisory Board.

      The members of the Supervisory Board of Holding and Bank are currently as follows:

Name	Year of Appointment	Term Expires	Principal Occupation

A.A. Loudon	1994	2006	Former Chairman of the Managing Board of AKZO
(Chairman)			Nobel N.V.
M.C. van Veen (1)	1997	2005	Former Chairman of the Managing Board of
(Vice-Chairman)			Koninklijke Hoogovens N.V.
W. Dik (2)	1993	2005	Former Chairman of the Managing Board of Royal
			KPN N.V. and former State Secretary for Foreign Trade
A. Burgmans	1998	2006	Chairman of the Managing Board of Unilever N.V.
Ms. L.S. Groenman	1999	2007	Crown member Sociaal-Economische Raad (SER)
D.R.J. Baron de Rothschild	1999	2007	Senior Partner of Rothschild & Cie Banque, Deputy
			Chairman N.M. Rothschild Group (including N.M.
			Rothschild & Sons Ltd.)
Ms. T. A. Maas-de Brouwer (3)	2000	2008	Member of the Senate of the Dutch Parliament, and
			President of Hay Vision Society, part of the Hay Group B.V.
A.C. Martinez	2002	2006	Former Chairman, President and Chief Executive Officer of Sears,
			Roebuck & Co. Inc., Chicago
M.V. Pratini de Moraes	2003	2007	Former Minister of Agriculture from Brazil
P. Scaroni	2003	2007	Chief Executive ENEL SpA, Rome, Italy
Lord C.M. Sharman of Redlynch	2003	2007	Former Chairman of KPMG International, London U.K.
A. Olijslager (4)	2004	2008	Former Chairman of the Board of Management of Friesland Coberco
			Dairy Foods Holding N.V.
R. van den Bergh (5)	2005	2009	Chairman and CEO of VNU N.V.
T. Ruys (5)	2005	2009	Chairman of the Executive Board of Heineken N.V.

(1)	Mr. van Veen’s term expires in 2005 as he will reach the age limit of 70 years. He will step down with effect from April 28, 2005.

(2)	Mr. Dik’s term expires in 2005 as he will reach the maximum permissible term membership of 12 years. He will step down with effect from April 28, 2005.

(3)	Ms. Maas-de Brouwer was reappointed for a new term of four years at the Annual Shareholders Meeting of April 29, 2004.

(4)	Mr. A.A. Olijslager was appointed at the Annual Meeting of Shareholders as a new member of the Supervisory Board with effect from April 29, 2004.

(5)	Mr. Van den Bergh and Mr. Ruys will both be nominated by the Supervisory Board for appointment at the Annual Meeting of Shareholders on April 28, 2005.

     The members of the Managing Board of Holding and the Bank are currently as follows:

Name	Year of Appointment	Term Expires(1)	Principal Occupation

R.W.J. Groenink	1988	2012	Chairman of the Managing Board
W.G. Jiskoot	1997	2013	Wholesale Clients and Asset Management
T. de Swaan	1999	2008	Chief Financial Officer
J.Ch.L. Kuiper	1999	2010	Consumer & Commercial Clients
C.H.A. Collee	2000	2015	Consumer & Commercial Clients
H. Y. Scott-Barrett	2000	2021	Chief Operating Officer

(1)	Managing Board members are appointed until reaching the contractually agreed mandatory retirement age of 62, unless otherwise indicated.

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

     Wilco Jiskoot is the Managing Board member responsible for Wholesale Clients since November 2001. Since November 2003, he is also the Board member responsible for Asset Management. He was appointed member of the Managing Board in January 1997, with responsibility for a number of investment banking product lines. He was born on June 2, 1950 and is a Dutch citizen. He joined Amro Bank in 1976 as a management trainee and held a series of positions leading to his appointment in 1986 as Head of Capital Markets Group, Head of Institutional banking Division in 1987 and Senior Executive Vice President of Financial Markets Group in 1988. He helped set up the ABN AMRO Rothschild equity capital markets joint venture in 1997. He holds a masters in business administration from the University of Rotterdam.

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

     Joost Kuiper is the Board member responsible for the activities of the Strategic Business Unit Consumer & Commercial Clients in the Netherlands and North America since November 2003. He has shared responsibility for Consumer & Commercial Clients with Dolf Collee since 2000. He was appointed to the Managing Board in May 1999 with responsibility for the International Division. He was born on July 23, 1947 and is a Dutch citizen. He joined ABN AMRO in 1998 as a Senior Executive Vice President in Treasury and Fixed Income. He previously held a series of senior positions in Dutch financial institutions, including Chairman of Amsterdam-based investment bank MeesPierson (1996-98), Chairman of Fortis in the Netherlands (1997-98), and President of the European Options Exchange (1993-96). Between 1987 and 1993, he was member of the Managing Board of Granaria Beheer B.V. and a Managing Director of Refining & Trading Holland. He started his career in 1973 in the new issue and syndicate department of Amro Bank. Left in 1976 to take up positions at Banque Européene de Crédit in Brussels and Sogen-Swiss International in New York, before rejoining Amro Bank, first in New York and then in London and the Netherlands. Principal outside directorships include Cornelder Holding N.V., Viking Ship Finance Ltd and several charitable societies and foundations. He holds a masters degree in law from Leiden University.

     Dolf Collee is the Board member responsible for the activities of the Strategic Business Unit Consumer & Commercial Clients in Brazil and New Growth Markets since November 2003. He is also responsible for Private Clients. He was appointed to the Managing Board in June 2000, responsible for the Strategic Business Units Private Clients and Asset Management and one of two Board members responsible for Consumer & Commercial Clients. He has always had particular responsibility for the business in New Growth Markets. He was born October 24, 1952 and is a Dutch citizen. He joined ABN bank in 1980 and held a series of positions within the Netherlands office network before becoming Regional General Manager for the region Zuid-Oost in 1992. Prior to his Managing Board appointment, he was Senior Executive Vice President Commercial Development within the Netherlands Division. Principal directorships include ABN AMRO Bouwfonds Nederlandse Gemeenten N.V., where he is Chairman of the Supervisory Board, Capitalia, where he is deputy chairman, K&H Bank Hungary, Kobalt Media Services B.V., Schils Holding B.V., the Netherlands Development Finance Company and several industry and educational institutions. He holds a masters degree in Dutch law from Erasmus University Rotterdam.

     Hugh Scott-Barrett is the Chief Operating Officer responsible for a number of Group functions related to strategy and performance management since November 2003, including the recently established Group Shared

Services. He was appointed to the Managing Board in June 2000. He was born on September 26, 1958 and is a British citizen. He joined ABN AMRO in 1996 as Head of Corporate Finance in Europe and later became the Global Head of M&A as a Senior Executive Vice President. He was previously one of two Board members responsible for Wholesale Clients, particularly responsible for the five Client Coverage business units: Country Coverage; Integrated Energy; Telecom, Media, Technology and Healthcare; Consumer; and Financial Institutions & Public Sector. Furthermore, he was responsible for the Wholesale Business Units Corporate Finance (including the ABN AMRO Rothschild joint venture), Working Capital, Wholesale Change Management and Technology Operations and Property Services. He started his career in 1980 in the Corporate Finance Department at Kleinwort Benson. Subsequently he joined SBC Warburg in 1984 and became Deputy Chief Executive of SBC’s European activities in 1994 and rose to the function of Managing Director in Corporate Finance. He was educated at the University of Sorbonne and Merton College, Oxford.

      The senior executive vice presidents of the Bank are currently as follows:

Name	Year of Appointment	Principal Occupation

J.J. Kamp	1986	Group Functions/Head of Group Legal and Compliance
H. Mulder	1998	Group Functions/Head of Group Risk Management
J. Sijbrand	1998	Wholesale Clients Deputy Head Global Markets
G.J.B. Hartsink	2000	Group Functions/European Union Affairs and Market Infrastructures
A.M. Kloosterman	2000	Head New Growth Markets and Private Clients
A.E.J.M. Cook-Schaapveld	2000	Wholesale Clients Head Global Clients
R. J. Meuter	2000	Wholesale Clients Global Clients
J. W. Meeuwis	2000	Wholesale Clients Global Clients, Head of Industrials
J. P. Schmittman	2000	Consumer & Commercial Clients CEO of Netherlands
M.B.G.M. Oostendorp	2000	Group Functions/Head of Group Finance
E.H. Kok	2000	Group Functions /Head of Group Human Resources
F.C. Barbosa	2001	Consumer & Commercial Clients CEO of Brazil and President of ABN AMRO
		Brazil
P.N.N. Turner	2001	Wholesale Clients Global Clients
R.C. van Paridon	2001	Wholesale Clients
N. R. Bobins	2002	Consumer & Commercial Clients President and CEO LaSalle Bank Corporation
P.S. Overmars	2002	Wholesale Clients Head Global Markets
R. Teerlink	2002	Group Shared Services/Transaction Banking/CEO of Group Shared Services
S. Zavatti	2002	Wholesale Clients Head Financial Institutions & Public Sector
P. Fleuriot	2003	Wholesale Clients Global Clients
S. Gregg	2003	Wholesale Clients Head of Corporate Finance
H.G. Boumeester	2003	Head Asset Management
E.J. Mahne	2004	Group Functions/Head of Group Risk Management
D.A. Cole	2004	Wholesale Clients COO and Head Wholesale Clients Services
M.H. Hammock	2004	Consumer & Commercial Clients COO and HR LaSalle Bank Corporation
A. Cairns	2005	Head of Transaction Banking Group

B. Compensation

     For the year ended December 31, 2004, the total compensation paid to members of the Managing Board and senior executive vice presidents of the Bank aggregated € 44.1 million (2003: € 40.6 million).

     The current compensation policy for the Managing Board was introduced in 2001 and changed little in 2004. The main objective is to ensure that ABN AMRO is able to recruit and retain its top executives group.

     Compensation is now more variable, more equity-based, more focused on the long term and more geared to the achievement of value-based performance measures.

     The annual performance bonus for Managing Board members is based upon ABN AMRO’s quantitative and qualitative performance objectives at both the corporate and Strategic Business Unit level. The objectives are set annually by the Nomination & Compensation Committee and are endorsed by the Supervisory Board. Bonuses for the Chairman, the CFO and - as of 2004 - the COO are based on delivery against these corporate performance objectives. With effect from 2004, the bonus for board members responsible for an (Strategic) Business Unit is based for 75% on group performance and 25% on (Strategic) Business Unit performance.

     In 2004, objectives such as Economic Profit, cost income ratio and tier 1 ratio were used to measure quantitative corporate and Strategic Business Unit performance. In addition, qualitative objectives are set such as increasing customer satisfaction and reaching strategic milestones. Specific annual performance targets are not disclosed as they are considered competitively sensitive.

     If the quantitative performance objectives are fully met, bonuses will range between 60% and 75% of base salary, with upper limits of 100% for outstanding performance and an absolute maximum of 125%. The Nomination & Compensation Committee may, on the basis of their assessment of a Managing Board member’s individual performance against qualitative performance objectives, adjust the bonus outcome upwards or downwards within a range of plus or minus 20% of base salary. The 2004 performance bonuses for Managing Board members have been set on this basis. The average actual bonus with respect to 2004 was equivalent to 91% of base salary, putting it above the average actual bonus for 2003, which was just under 90% of base salary.

     In addition to salary and bonus, Managing Board members were also granted, as part of their overall remuneration package, options on Ordinary Shares and conditional share awards. In 2004, shareholders approved the Supervisory Board's proposal to adjust the performance criteria and retest the possibility of the options granted to the Managing Board. The 2002 and 2003 option grants were subject to meeting two Performance Conditions linked to Return on Equity and Economic Profit growth. In addition there was the opportunity to re-apply the performance test over three future years after the initial three-year performance cycle. For the 2004 options, it was proposed to shareholders to link the Performance Condition to Return on Equity only, and to abandon the opportunity to re-apply the test. The shareholders approved this proposal. The single performance condition for the options granted in 2004 is that Return on Equity in accordance with the IFRS must be equal to, or greater than, 15% in the financial year 2006. This means that if this condition is not met over the initial three-year performance period, the options will lapse. The five Managing Board members received 90,000 conditional options each and the Chairman of the Managing Board 126,000 options. The five-year options granted in 1999 with an exercise price of € 18.10 expired in 2004. In 2005 no options will expire, as the options as granted in 2000 were seven-year options expiring in 2007.

     The performance share plan was introduced in 2001 and forms an important though stretching part of the Managing Board’s reward package. The number of shares awarded is based on the bank’s performance during the four-year performance period, defined as the year of grant and three subsequent years. For the purpose of this plan, the bank’s performance is measured in terms of the total return to shareholders, generated by the bank relative to the Total Return to Shareholders generated by the peer group of 20 financial institutions. A second condition is that the recipient is still in service with the Group at the end of the performance period. In 2004, Managing Board members received a conditional award of 50,000 shares and the Chairman of the Managing Board received a conditional award of 70,000 shares.

     The 2004 conditional share award is subject to the same vesting schedule as in the previous years. The full award will be paid if the Total Return to Shareholders generated by the bank in the fourth year of the performance period is fifth out of 21 relative to the peer group. There will be a sliding scale ranging from no award if the bank is lower than tenth to 150% of the conditional award if the bank has progressed to the very top of the Total Return to Shareholders rankings.

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

     The Audit Committee consists of at least four members. The members are appointed by the Supervisory Board from amongst themselves for four year terms after which direct reappointment is possible. The Audit Committee currently consists of four members who meet with the Chairman of the Managing Board, the Chief Financial Officer and one or more members of the Managing Board. The Head of Group Audit and the external auditor attend Audit Committee meetings insofar as the financial results, the auditors report, the management letter and/or the internal or external audit functions are discussed. The present members of the Audit Committee are the Vice-Chairman of the Supervisory Board, M.C. van Veen, and the following three members of the Supervisory Board: Mr. W. Dik, Mr. A. Martinez and Lord Sharman of Redlynch. On January 1, 2004, Mr. A.A. Loudon stepped down from the Audit Committee and Mr. Martinez succeeded him as Chairman. The members of the Audit Committee collectively have the experience, financial expertise and independence necessary to supervise the bank’s business, financial statements and risk profile. In addition, the Supervisory Board has determined that Lord Sharman of Redlynch possesses the attributes necessary to qualify as audit committee financial expert for the purposes of section 407 of the Sarbanes-Oxley Act. The Supervisory Board also considers Mr. A.C. Martinez to be a financial expert for US GAAP. See “Item 16A. Audit Committee Financial Expert.”

     The Audit Committee met with the Chairman of the Managing Board and the CFO on 5 occasions in 2004, in addition to separate meetings of the Audit Committee with the bank’s internal and external auditors. The terms of reference for the Audit Committee are set out in the Rules governing the Supervisory Board’s Principles and Best Practices of Holding, which is accessible via our corporate website at www.abnamro.com (the information found at this website is not incorporated by reference into this document).

     The Nomination and Compensation Committee consists of at least three members. The members are appointed by the Supervisory Board from amongst themselves for four year terms after which direct appointment is possible. The members of the Nomination and Compensation Committee have not changed since April 29, 2003, and are A.A. Loudon (chairman), M.C. van Veen, A. Burgmans and Ms. T.A. Maas-De Brouwer. The Committee meets at least three times annually and as and when needed. The Chairman of the Managing Board, upon invitation, attends meetings. The Head of Group Human Resources attends all meetings and acts as secretary. The members of the Nomination and Compensation Committee collectively have adequate knowledge of and management expertise in the selection and compensation of the top levels of management of large companies. The Nomination & Compensation Committee met on five occasions in 2004. A number of meetings were also held between the Chairman and Secretary of the Committee and the Committee's remuneration consultant. The terms of reference for the Nomination and Compensation Committee are set out in Rules governing the Supervisory Board’s Principles and Best Practices of Holding, which is accessible via our corporate website at www.abnamro.com (the information found at this website is not incorporated by reference into this document).

   Corporate Governance

     Corporate governance in ABN AMRO is defined by the way the bank organizes and conducts the relationship between the Managing Board, the Supervisory Board and its stakeholders. For ABN AMRO, good corporate governance is critical to our ability to realize our strategic goal of creating sustainable long-term value for all our stakeholders – shareholders, clients, employees and society at large. In order to achieve good corporate governance, the company is organized in a way that promotes entrepreneurship by the Managing Board under the supervision of the Supervisory Board, on behalf of all shareholders. Integrity and transparency are key elements in ABN AMRO’s system of corporate governance, as they are in our business as a whole.

      Corporate Governance in the Netherlands

     The Dutch corporate governance code (the “Code”) took effect on January 1, 2004. This means that the first official report on a company’s corporate governance structure and application of the Code is required to be published in its 2004 annual report. However, given the importance ABN AMRO places on a transparent governance structure, we decided to report on our application of the Code a year earlier than required in the Corporate Governance Supplement to the Annual Report 2003. We also discussed our application of the Code with our shareholders during the Annual General Meeting of Shareholders on April 29, 2004.

     The Corporate Governance Supplement for 2004 will not be published in a hard-copy format this year but can be found on our corporate website. We are pleased to confirm that ABN AMRO (and where relevant the Trust Office) applies or shall apply the principles and the 109 (applicable) best practice provisions of the Code, with the exception of the following best practice provisions: II.1.1, II.2.7, III.5.11 and IV.1.1. It remains our belief that it is in the best interest of ABN AMRO and its various stakeholders to apply different best practices in these circumstances. Although our explanations in this regard have remained materially unchanged, they are repeated below for the purpose of clarity:

     Best practice provision II.1.1 states that a managing board member is appointed for a maximum period of four years and that a member may be reappointed for a term of not more than four years at a time. The current members of ABN AMRO’s Managing Board have been appointed for an indefinite period in accordance with the applicable statutory obligations at the time of their appointment. ABN AMRO will apply the Code’s best practice provision if and when new members of the Managing Board are appointed.

     Best practice provision II.2.7 states that the maximum remuneration in the event of dismissal is one year’s salary (the ‘fixed’ remuneration component). If the maximum of one year’s salary would be manifestly unreasonable for a Managing Board member who is dismissed during his first term of office, this board member shall be eligible for a severance payment not exceeding twice the annual salary.

     The employment contracts for the current members of ABN AMRO’s Managing Board (as at 1 January 2004) will remain unchanged. The Supervisory Board intends to interpret the redundancy scheme as set out in the employment contracts of the current members of the Managing Board in accordance with this best practice provision. For new members of the Managing Board, a contractual redundancy clause will be adopted reflecting this provision in principle.

     Best practice provision III.5.11 states that the remuneration committee shall not be chaired by the chairman of the supervisory board or by a former member of the managing board of the company, or by a supervisory board member who is a member of the managing board of another listed company. As stated under best practice provision III.5.1, ABN AMRO’s Supervisory Board has a combined remuneration and selection/appointment committee, the Nomination and Compensation Committee. As ABN AMRO attaches great value to the coordinating role of the Chairman of the Supervisory Board, especially in respect of the selection and nomination process of Supervisory Board and Managing Board members, the Chairman of the Supervisory Board will continue to chair the Nomination and Compensation Committee.

     Best practice provision IV.1.1 states that the general meeting of shareholders of a company not having statutory two-tier status (structuurregime) may pass a resolution to cancel the binding nature of a nomination for the appointment of a member of the managing board or of the supervisory board and/or a resolution to dismiss a member of the managing board or of the supervisory board by an absolute majority of the votes cast. It may be provided that this majority should represent a given proportion of the issued capital, which proportion may not exceed one third. If this proportion of the capital is not represented at the meeting, but an absolute majority of the votes cast is in favor of a resolution to cancel the binding nature of a nomination, or to dismiss a board member, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless of the proportion of the capital represented at the meeting.

     The Supervisory Board of ABN AMRO has decided, for the time being, to make non-binding nominations for the appointment of its members. This means that the appointment of a candidate for the Supervisory Board or the Managing Board – if on the basis of a non-binding nomination – requires an absolute majority in the General Meeting of Shareholders in which case ABN AMRO applies this best practice provision. If a candidate for the Managing Board is proposed on the basis of a binding nomination, the binding nature of the nomination can be set aside by the General Meeting of Shareholders passing a resolution with a two-thirds majority of the votes cast representing more than half of the economic value of the capital. Subsequent candidates (that have been nominated by the shareholders) require the same majority as referred to above in order to be appointed. ABN AMRO applies the procedure set out in its Articles of Association for the dismissal of members of the Managing Board and Supervisory Board. This procedure applies to situations in which (i) the Supervisory Board submits a proposal to the General Meeting of Shareholders to dismiss a member of the Managing Board or Supervisory Board or (ii) the proposal to dismiss a member of the Managing or Supervisory Board is submitted at the initiative of shareholders. The first situation requires an absolute majority of the General Meeting of Shareholders, and in this case ABN AMRO applies this best practice provision. In the second situation, ABN AMRO also wishes to follow the procedures as laid down in its Articles of Association and therefore to apply the requirement of a two-third majority of the votes cast, representing more than half of the economic value of the capital. ABN AMRO places great importance on the delivery of long-term shareholder value, so maintaining continuity in the management of the company is critical. For this reason, ABN AMRO will continue to apply the procedure with regard to the nominations for the appointment and dismissal of Supervisory Board and Managing Board members.

      Corporate Governance in the United States

     We are an SEC-registered company with a listing on the New York Stock Exchange (“NYSE”). We are therefore subject to US securities laws, including the Sarbanes-Oxley Act and certain of the corporate governance rules of the NYSE. The integrity of management, auditors and employees is at the heart of the Sarbanes-Oxley Act. The Act and the rules require listed companies to have an audit committee composed of independent directors. They also promote auditor independence by prohibiting auditors from providing certain non-audit services while conducting audits for the company. In all respects, our oversight and corporate governance practices fully honor the spirit and requirements of the reforms introduced by the Sarbanes-Oxley Act.

     Following the introduction of the Sarbanes-Oxley Act, we instituted a Disclosure Committee which formalizes the roles, tasks and disciplines that were already in place for ensuring the accuracy and completeness of information disclosed to the market. The members of the Disclosure Committee include the Principal Accounting Officer (Chairman), the Head of Group Legal & Compliance, the Head of Investor Relations, the Head of Group Audit, the Head of Group Risk Management Reporting and, as needed, persons from other parts of the company.

     Another requirement of the Sarbanes-Oxley Act, under Section 404, is that management must report annually on the adequacy of the design and effectiveness of the company's internal control structure and procedures for providing reasonable assurance regarding the reliability of the financial statements. The report on internal controls is subject to independent attestation by our external auditor. We will provide our report for the first time as soon as it is required.

      The New York Stock Exchange Listing Rules

     We are an SEC-registered company with a listing on the NYSE. We are therefore subject to United States securities laws, including the Sarbanes-Oxley Act. In November 2003, the SEC approved the NYSE’s new corporate governance listing standards. As a foreign issuer with American Depositary Shares listed on the NYSE, we are allowed to follow our home-country practices with respect to most corporate governance matters, but we are generally obliged to disclose any significant ways in which our corporate governance practices differ from NYSE standards. The main exception to this is that we must comply fully with the provisions of the listing standards, which relate to the composition, responsibilities and operation of audit committees. These provisions incorporate the rules concerning audit committees implemented by the SEC under the Sarbanes-Oxley Act.

     We have reviewed the NYSE’s new listing standards required of US companies listed on the NYSE. Like many public Dutch companies, we have a two-tier governance structure. As set forth in more detail herein, our Managing Board is composed of our principal officers and is responsible for the day-to-day management of our affairs. The Managing Board functions under the supervision of our Supervisory Board, which must approve specified decisions of the Managing Board. Members of the Managing Board and other officers and employees are excluded from membership of the Supervisory Board. Members of the Managing Board and Supervisory Board are appointed by the General Meeting of Shareholders upon a nomination by the Supervisory Board. Our corporate governance practices differ somewhat from the NYSE’s corporate governance requirements for US companies. Both sets of practices require that a majority (or more) of the members of a board of directors be independent, but the relevant definitions of independence differ in their details. In some cases our practices are “stricter” (for example, we have a longer “look back” period for former executive directors); in others the NYSE requirement is the stricter of the two. Unlike the NYSE rules, our corporate governance practices permit the Supervisory Board’s sub-committees to have a member who is not independent. The responsibility for our corporate governance structure lies with the Managing Board and the Supervisory Board as a whole, and is not delegated to a sub-committee of the Supervisory Board. In general, we believe that our current corporate governance practices are consistent in principle with the standards required of US companies listed on the NYSE.

     Our Audit Committee complies with the provisions of the NYSE listing standards applicable to foreign private issuers, which relate to the composition, responsibilities and operation of audit committees. More detailed information about our Audit Committee and its work during 2004 is set out above and under “—Supervisory Board” below.

      Shareholders’ Influence

      Holding and Bank are both public companies with limited liability incorporated under the laws of the Netherlands. Although Holding left the large company regime (structuurregime), as set out in sections 152 to 164 of Book 2 of the Dutch Civil Code, in 2003, Bank still applies the full large company regime (volledig structuurregime) voluntarily. Bank will change from applying the full large company regime to applying the large company regime in its mitigated form (verzwakt structuurregime), which means that the Managing Board of Bank, like its Supervisory Board, is appointed by its shareholder, Holding.

     ABN AMRO takes the view that it is essential to have a corporate governance structure which is transparent and in accordance with international standards. In line with this conviction, we decided to abolish our structure of preference shares with a defence function. The old (depository receipts of) preference shares were cancelled on September 30, 2004 and new (depositary receipts of) preference shares were issued that perform no defence function. The restructuring of the preference shares was approved by an Extraordinary General Meeting of Shareholders on August 25, 2004. During this meeting, the shareholders also approved an amendment to the Articles of Association of Holding in order to reflect the new structure.

     The new (depositary receipts of) preference shares are not listed and are administered by a new trust office, “Stichting Administratiekantoor Preferente Financieringsaandelen ABN AMRO Holding” (the “Trust Office”). The Stichting Administratiekantoor ABN AMRO Holding that held the previous depositary receipts of preference shares has been dissolved as of December 31, 2004.

     In contrast to the previous structure, the voting rights on the new preference shares, although formally held by the Trust Office, are exercised in practice by the depositary receipt holders, as voting proxies will be issued to the depositary receipt holders by the Trust Office under all circumstances. The Trust Office will not exercise its voting rights. The voting rights will be calculated on the basis of the equity participation of the (depositary receipts of) preference shares in proportion to the value of the ordinary shares. Voting rights on preference shares granted to a depositary receipt holder by proxy will correspond to the amount of depositary receipts held by the depositary receipt holder, in relation to the stock price of the ordinary shares on Euronext Amsterdam at the close of the last trading day in the month preceding the calling of the shareholders meeting.

     Although the Trust Office holds preference shares representing 100% of the total capital on the basis of nominal issued share capital outstanding on December 31, 2004, the actual voting power that can be exercised on the (depositary receipts of) preference shares is approximately 2.3% of our total issued capital, based on the closing share price as at December 31, 2004.

     On October 1, 2004, an Act containing amendments to Book 2 of the Dutch Civil Code took effect. Among other changes, this Act gives shareholders broader powers. In anticipation of the adoption of the final updated text of the Act, Holding’s Articles of Association were amended in 2003 to include the right for shareholders representing at least 1% of the economic value of the share capital to request that additional items be included on the agenda of the shareholders’ meeting. One consequence of shareholders’ increasing influence is that the shareholders of Holding would be entitled to approve important decisions that change the identity and character of the company and to approve the remuneration policy of the Managing Board. We will propose at the 2005 Annual General Meeting of Shareholders that Holding’s Articles of Association are amended in accordance with the Act. Bank’s Articles of Association will subsequently also be aligned with the Act.

      Supervisory Board

     Candidates recommended for appointment or reappointment to the Supervisory Board should meet the criteria of the membership profile, which is set forth in the Rules governing the Supervisory Board’s Principles and Best Practices of Holding. In order to ensure the Supervisory Board’s independence, we apply the criteria of independence as set out in the Dutch corporate governance code. For more information about the Supervisory Board’s independence criteria, see “—Directors and Senior Management” above. Supervisory Board members may not represent particular interests. If an interest of a member of the Supervisory Board conflicts with that of the company, the Chairman of the Supervisory Board should be notified. Details of the Supervisory Board’s remuneration package can be viewed in our annual report.

     With effect from April 29, 2004, the Supervisory Board of ABN AMRO has twelve members. Supervisory Board members are appointed for a term of four years and may be re-appointed thereafter, serving a maximum of twelve years, while taking into account the age limit of 70. As described in the report of the Supervisory Board, these criteria led to two new nominations to replace Prof. W. Dik and Mr. A. van Veen.

     A Chairman and a Vice Chairman are appointed by the board from among its members. The Supervisory Board also appoints the Audit Committee of at least four members and the Nomination & Compensation Committee of at least three members from among its members. The Audit Committee members are appointed for a period of four years. The Rules governing the Supervisory Board’s Principles and Best Practices of Holding have been revised as a result of the overall reassessment of Holding’s corporate governance structure on the basis of the Dutch corporate governance code. The Rules are available at our office and on the corporate website, together with the detailed curriculum vitae of the Supervisory Board’s members. A curriculum vitae for each new member of the Supervisory Board is also included in Holding’s annual report published in the year in which he or she is appointed. The Managing and Supervisory Boards of Holding and Bank have the same membership.

     The Audit Committee reviews and advises on the quarterly and annual financial statements, the annual report to the Supervisory Board, the external auditor’s report and the auditor’s management letter. It regularly reviews the overall risk profile, the quality of the loan portfolio and the bank’s large exposures. In addition, the Audit Committee regularly reviews ABN AMRO’s accounting policies, the internal audit function, ABN AMRO’s audit charter, and the internal control procedures and mechanisms. The Audit Committee also reviews our risk management policy, and reports concerning litigation and acquisitions. In accordance with ABN AMRO’s audit charter, the Head of Group Audit has a direct reporting line to the Chairman of the Audit Committee.

     Auditor independence is a particularly prominent issue for the Audit Committee of the Supervisory Board. The Committee formally evaluates the independence of the external auditor, measures for controlling the quality of the external auditor’s work, and the annual audit budget. The Audit Committee’s policy on auditor independence governs the appointment, compensation and oversight of the external auditor. The external audit firm will be appointed or reappointed by the General Meeting of Shareholders for a period of five years upon advice of the Supervisory Board. To ensure its independence, the Auditor Independence Policy prohibits the external auditor from providing certain non-audit services to ABN AMRO.

     The Audit Committee is responsible for pre-approving audit, audit-related and permitted non-audit services provided by the external auditor. In exercising its pre-approval authority, the Audit Committee considers whether the proposed services are consistent with the continued independence of the external auditor. Both the Auditor Independence Policy and the Audit Committee Pre-Approval Policy for External Audit Firm Services are accessible via ABN AMRO’s corporate website at www.abnamro.com (the information found at this website is not incorporated by reference into this document).

     The tasks and responsibilities of the Nomination and Compensation Committee include preparing the selection and nomination of members of the Supervisory and Managing Boards and determining the compensation plans of Managing Board Members, submitted to the Supervisory Board for approval.

      Managing Board

     The members of the Managing Board collectively manage the company and are responsible for its performance. They are both accountable collectively and individually for all decisions taken by the Managing Board. The Chairman of the Managing Board leads the Board in its overall management of the company to achieve its performance goals and ambitions. The Chairman is the main point of liaison with the Supervisory Board. The Chief Financial Officer is responsible for the financial affairs of the company and the Chief Operating Officer has responsibility for extending shared products and services delivery across our Business Units, in addition to various Group functions related to strategy and performance management. The other three members of the Managing Board are each responsible for commercial parts of the business.

     The management of the (Strategic) Business Units and Group Functions (formerly, Corporate Centre) is delegated to Executive Committees. The Executive Committees consist of one or more Managing Board members and one or more senior executive vice presidents and executive vice presidents. A broader leadership team, the

Group Business Team, operates alongside the Executive Committees. The Group Business Team consists of eight senior executive vice presidents alongside the Managing Board.

     For more information on the composition of our Managing Board, Supervisory Board and relevant committees, see “—Directors and Senior Management” above.

D. Employees

     At December 31, 2004, we had 97,276 full-time employees, a decrease of 12,925 from December 31, 2003. Approximately 11% of these employees held managerial and executive positions at year-end 2004. In 2003, we had 110,201 full-time employees, an increase of 4,644 from December 31, 2002. A breakdown of employees by business unit at December 31, 2004, 2003 and 2002 is set forth in “Item 5. Operating and Financial Review and Prospects-Operating Results”.

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

E. Share Ownership

     As of December 31, 2004, the following members of our Managing Board owned Ordinary Shares: R.W.J. Groenink; W.G. Jiskoot; T. de Swaan; J.Ch.L. Kuiper; C.H.A. Collee; and H.Y. Scott Barrett. As of December 31, 2004, the following (current and past) members of the Supervisory Board owned Ordinary Shares: A.A. Louden, M.C. van Veen; A. Burgmans; A.C. Martinez; M.V. Pratini de Moraes; and A.A. Olijslager. Each of these Managing Board and Supervisory Board members beneficially owned less than one percent of our Ordinary Shares.

     For details of the options on our Ordinary Shares held by members of our Managing Board and Supervisory Board, see Note 42 to our consolidated financial statements.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     The institutions listed in the table below reported the following direct holdings of Holding Ordinary Shares and preference shares. The figures reflect the number of Ordinary Shares and depositary receipts of preference shares held as well as the holdings as a percentage of the total outstanding Ordinary Shares and depositary receipts of preference shares at December 31, 2004, respectively. Depositary receipts of preference shares are issued by the Trust Office. The Trust Office held 1,369,815,864 Preference Shares, 100% of the outstanding preference shares, at year-end 2004.

     As a result of the decision to withdraw its existing defense mechanism, ABN AMRO has cancelled the outstanding (depository receipts of) preference shares on September 30, 2004. New (financing) preference shares have been issued that perform no such function and are not listed on any stock exchange. The new depositary receipts of the preference shares are administered by the Trust Office.

     Contrary to the former structure, the voting rights on the preference shares, although formally with the Trust Office, are exercised in practice by the depositary receipt holders, as voting proxies will be issued to the depositary receipt holders by the Trust Office under all circumstances. The Trust Office will, in principle, not exercise its voting rights. Their voting rights will be calculated on the basis of the equity participation of the (depositary receipts of) preference shares in proportion to the value of the Ordinary Shares. Voting rights on preference shares granted to a depositary receipt holder by proxy will correspond to the amount of depositary receipts held by the depositary receipt holder in relation to the stock price of the Ordinary Shares at the close of the last trading day of the Euronext Amsterdam in the month preceding the convocation of the shareholders meeting.

     Although the Trust Office holds preference shares representing 100% of the total capital of the newly issued financing preference capital on the basis of nominal issued share capital outstanding on December 31, 2004, the actual voting power that can be exercised on the (depositary receipts of) preference shares is approximately 2.3% of our total issued capital.

	Number of Ordinary Shares	Percentage of Ordinary Shares	Number of Depositary Receipts of Preference Shares (1)	Percentage of Depositary Receipts of Preference Shares (1)

Aegon N.V.	1,368,103	0.08	196,347,872	14.33
Fortis Utrecht N.V.(2)	9,806,353	0.58	230,833,376	16.85
Delta Lloyd Leven(3)	14,669,116	0.86	239,409,452	17.48
ING Groep N.V.(4)	111,847,226	6.57	291,692,888	21.29
Rabobank Nederland(5)	1,067,833	0.06	166,000,000	12.12
De Zonnewijser (investment fund)(6)	100,000	0.01	205,789,464	15.02
Capital Group International Inc.(7)	77,753,640	4.57	—	—

(1)	Other than the Trust Office, the holders of preference shares listed in the table above hold depositary receipts entitling them to the economic benefits of the preference shares. The preference shares represented by these depositary receipts are held by the Trust Office.

(2)	In 2004, Fortis Utrecht N.V. increased its ownership to 0.58% of the total outstanding amount of Ordinary Shares from its prior ownership of 0.54%. Fortis Utrecht N.V. increased its ownership to 16.85% of the total outstanding amount of preference shares from its prior amount of 15.72%.

(3)	In 2004, Delta Lloyd Leven increased its ownership to 0.86% of the total outstanding amount of Ordinary Shares from its prior ownership of 0.73%. Delta Lloyd Leven increased its ownership to 17.48% of the total outstanding amount of preference shares from its prior amount of 9.90%.

(4)	In 2004, ING Groep N.V. decreased its ownership to 6.57% of the total outstanding amount of Ordinary Shares from its prior ownership of 8.32%. ING Group N.V. increased its ownership to 21.29% of the total outstanding amount of preference shares from its prior amount of 17.64%.

(5)	In 2004, Rabobank Nederland decreased its ownership to 0.06% of the total outstanding amount of Ordinary Shares from its prior ownership of 0.07%. Rabobank Nederland increased its ownership to 12.12% of the total amount of preference shares from its prior ownership of 10.61%.

(6)	In 2004, De Zonnewijser acquired ownership of 0.01% of the total outstanding amount of Ordinary Shares, after disposing of its 0.02% ownership in 2003. De Zonnewijser increased its ownership to 15.02% of the total outstanding amount of preference shares from its prior ownership of 14.19%.

(7)	In 2004, Capital Group International Inc. decreased its ownership to 4.57% of the total outstanding amount of Ordinary Shares.

     The Trust Office is a non-membership organization, i.e., an entity without shareholders or other members that is similar to a trust or foundation, with a self-appointing Board, organized under the laws of the Netherlands. As of December 31, 2004, the members of the Board of the Trust Office were:

Name	Occupation

J.H. Ub (chairman)	Former Investment Manager ING Group
J.M. Overmeer	Member of the Managing Board Aegon Nederland N.V.
C.W.H. Bruggemann	Former Managing Director Corporate Finance of ABN AMRO Bank N.V.

     None of the members of the Board of the Trust Office has any management or other material relationship with Holding or its subsidiaries or other group companies.

B. Related Party Transactions

     There were no material contracts in which members of the Managing Board or the senior executive vice presidents of the Bank had any interest during 2004. Loans to members of the Managing Board and to members of the Supervisory Board totaled € 9.4 million and € 2.3 million, respectively, at December 31, 2004. As described under “Item 6. Directors, Senior Management and Employees,” some members of the Supervisory Board are current or former senior executives of leading multinational corporations based primarily in the Netherlands. Members of our group may at any time have lending, investment banking or other financial relationships with one or more of these corporations in the ordinary course of business on terms which Holding believes are no less favorable to our group than those reached with unaffiliated parties of comparable creditworthiness.

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

B. Significant Changes

      Not applicable.

Item 9. THE OFFER AND LISTING

Trading Markets

     The principal trading market for the Ordinary Shares is the Euronext Amsterdam Stock Exchange. At December 31, 2004, the Ordinary Shares also are listed on the Brussels, Düsseldorf, Frankfurt, Hamburg, London, New York, Paris, Singapore and the Swiss Stock Exchanges. The listing in Singapore has been cancelled as of January 17, 2005. American Depositary Receipts evidence the American Depositary Shares, each of which represents the right to receive one Ordinary Share. As of December 31, 2004, 52.6 million Ordinary Shares were held in the form of American Depositary Shares. The American Depositary Shares are listed on the New York Stock Exchange under the symbol “ABN”.

     At December 31, 2004, 1,669,202,217 Ordinary Shares were outstanding, with approximately 24% of the Ordinary Shares held by Dutch investors and the remaining 76% by foreign investors. Major geographical concentrations of holders of Ordinary Shares outside the Netherlands are in the United Kingdom, estimated at 17%, the United States of America, estimated at 21%, Belgium, estimated at 14%, Luxembourg, estimated at 6%, Switzerland, estimated at 6%, Germany, estimated at 4%, and France, estimated at 3%.

Market Price Information

     The following table sets forth, for the periods indicated, the high and low closing prices for Ordinary Shares as reported in the Official Price List of the Euronext Amsterdam Stock Exchange and the high and low prices for the American Depositary Shares on the New York Stock Exchange. Differences in the rate of change between the prices of Ordinary Shares and the prices of American Depositary Shares for the periods indicated are attributable principally to fluctuations in the US$-Euro exchange rate.

Market price information	Ordinary Shares		American Depositary Shares

	High	Low	High	Low

Year:	(in €)		(in US$)
2004	19.79	16.47	26.65	19.67
2003	18.88	11.93	23.48	13.39
2002	22.78	10.45	20.32	10.54
2001	27.80	15.78	25.94	14.44
2000	29.30	20.22	26.44	19.49
1999	25.00	16.40	25.75	19.25

Market price information	Ordinary Shares		American Depositary Shares

	High	Low	High	Low

Period:	(in €)		(in US$)
March 2005 (through March 18, 2005)	20.96	20.06	27.81	26.72
February 2005	21.40	20.63	27.86	26.36
January 2005	20.84	19.70	27.10	26.17
December 2004	19.59	18.43	26.65	24.59
November 2004	19.00	18.48	24.79	23.70
October 2004	18.86	18.26	24.06	22.84
September 2004	18.41	17.50	22.76	21.41
2004
First Quarter	19.79	17.74	25.1	21.58
Second Quarter	18.81	16.47	22.82	19.67
Third Quarter	18.41	16.49	22.76	20.15
Fourth Quarter	19.59	18.26	26.65	22.84
2003
First Quarter	16.55	11.93	17.47	13.39
Second Quarter	17.50	14.00	20.75	15.34
Third Quarter	17.47	15.85	19.92	17.64
Fourth Quarter	18.88	16.06	23.48	19.05

Item 10. ADDITIONAL INFORMATION

A. Share Capital

      Not required because this document is filed as an annual report.

B. Memorandum and Articles of Association

     The description set forth below is a summary of the material information relating to Holding’s share capital, including summaries of certain provisions of the Articles of Association and applicable Dutch law in effect at the date hereof. The Articles of Association were last amended by a notarial deed executed by R.J.C. van Helden, civil law notary in Amsterdam, on January 28, 2005. The certificate of no objection of the Ministry of Justice on the amendments to the Articles of Association was issued by the Ministry of Justice under the number N.V. 385.573.

Share Capital

     Under the Articles of Association, the authorized share capital of Holding amounts to € 4,704,000,224 nominal value. It consists of (1) four billion and four hundred Ordinary Shares, nominal value € 0.56 each, (2) one hundred million preference shares convertible into Ordinary Shares, or Convertible Preference Shares, nominal value € 2.24 each, subdivided into one series of twenty million shares and eight series of ten million shares, and (3) four billion financing preference shares convertible into Ordinary Shares, or Preference Shares, nominal value € 0.56 each, subdivided into one series of one billion six hundred million shares and six series of four hundred million shares.

   Issuance of Shares

     The Managing Board may be authorized by resolution of the General Meeting of Shareholders to issue from time to time Ordinary Shares, Preference Shares and Convertible Preference Shares (or to grant rights to take up such classes of shares). This authority is subject to the prior approval of the Supervisory Board and is currently further limited to a maximum of 20% of the issued capital of Holding in issue as at April 28, 2004, and to the current maximums of specific classes of shares of capital stock described above. The current authority of the Managing Board to issue shares of capital stock will terminate on October 31, 2005 unless extended by the general meeting of shareholders of Holding in accordance with the Articles of Association, in each instance for a period not exceeding five years. At the 2005 annual General Meeting of Shareholders, the general meeting will be requested to renew the current authority for a period of 18 months, starting April 30, 2005, limited to a maximum of 20% of the issued capital of Holding in issue as at April 29, 2005. In the event the authority of the Managing Board to issue shares of capital stock terminates, the issuance of shares of capital stock would require a resolution of the General Meeting of Shareholders, upon a proposal of the Managing Board, which is subject to the prior approval of the Supervisory Board. For purposes of the foregoing granted authority, issuances of shares of capital stock include the granting of rights to subscribe for shares of capital stock, such as options and warrants. The Managing Board is currently also authorized by the General Meeting of Shareholders to restrict or exclude pre-emptive rights in respect of Ordinary Shares and Convertible Preference Shares.

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

     The principal Paying Agent in the Netherlands for the Ordinary Shares is ABN AMRO Bank N.V.

   Convertible Preference Shares

     Until October 31, 2003, each Convertible Preference Share was convertible into Ordinary Shares. Only 44,988 formerly Convertible Preference Shares remain outstanding.

     Holders of Convertible Preference Shares are entitled to four votes per Convertible Preference Share. The holders of Convertible Preference Shares are entitled to preferred dividends in such amounts as are provided for in the Articles of Association and have certain preferential rights upon liquidation. See “—Dividends” and “—Liquidation Rights”, respectively.

   Preference Shares

     All of the Preference Shares are held by the Trust Office, as record holder, which issues depositary receipts evidencing ownership interests in preference shares to the beneficial owners thereof. The Preference Shares have the same nominal value as the Ordinary Shares, being € 0.56 each. The Preference Shares are issued in registered form. The depositary receipts are registered in the name of Euroclear Netherlands. The certificates may be held by individual certificate holders through their securities account with a custodian linked to Euroclear Netherlands. These certificates will be held and transferred by means of book-entries in the administration of the custodian.

     As a result of the issue of canceling the outstanding preference shares and issuing the “new” Preference Shares, the voting rights on the Preference Shares, although formally with the Trust Office, are exercised in practice by the depositary receipt holders, as voting proxies will be issued to the depositary receipt holders by the Trust Office under all circumstances. In principle, the Trust Office will not exercise its voting rights. The voting rights will be calculated on the basis of the equity participation of the (depositary receipts of) Preference Shares in proportion to the value of the Ordinary Shares. Voting rights on Preference Shares granted to a depositary receipt holder by proxy will correspond to the amount of depositary receipts held by the depositary receipt holder in relation to the stock price of the Ordinary Shares at the close of the last trading day of the Euronext Amsterdam in the month preceding the convocation of the shareholders meeting.

     More detailed information on the “new” Preference Shares is set out under Item 7A. Major Shareholders.

     Each Preference Share entitles the holder thereof to preferred dividends in an amount as is provided for in the Articles of Association. See “—Dividends” below. The holders of the receipts are entitled to receive dividends in an amount equal to any dividends received on the Preference Shares by the Trust Office. Each Preference Share has certain preferential rights upon liquidation. See “—Liquidation Rights” below. As of December 31, 2004, 100% of the Preference Shares were held of record by the Trust Office. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”.

Voting

     Each Ordinary Share in the capital of Holding is entitled to one vote. Each Preference Share is entitled to one vote and each Convertible Preference Share is entitled to four votes. Subject to certain exceptions provided for by law or in the Articles of Association, as described herein, resolutions are passed by an absolute majority of the votes cast.

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

     In addition, shareholders of Holding are entitled to appoint the members of the Managing Board and Supervisory Board following a nomination of the Supervisory Board. See “Item 4. Corporate Governance - Shareholders Influence”.

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

     A General Meeting of Shareholders of Holding must be held once a year in Amsterdam, Rotterdam, Utrecht or Haarlemmermeer (Schiphol) in the Netherlands no later than in the month of June, to, among other things, adopt the annual accounts of Holding. General Meetings of Shareholders may be convened by the Managing Board, the Supervisory Board and, in certain circumstances, if authorized by the president of the court, the holders of shares (including holders of depositary receipts issued by the Trust Office evidencing ownership interests in preference shares) representing at least 10% of the total outstanding share capital of Holding, upon at least 15 days’ prior notice to be published in at least one nationally distributed daily newspaper and the Official Price List of the Euronext Amsterdam. There are no quorum requirements applicable to general meetings, although certain quorum requirements may apply to specific proposed actions.

Dividends

     Subject to certain exceptions, dividends only may be paid out of profits, as set forth in the annual financial statements of Holding. Distributions may not be made if the distribution would reduce shareholders’ equity below the sum of the paid up capital and the reserves required by Dutch law or the Articles of Association.

     Holders of Preference Shares issued pursuant to a resolution passed by the Extraordinary General Meeting of Shareholders of August 25, 2004, are entitled to receive an annual cash dividend representing 4.65% of the face value of € 0.56. As of January 1, 2011, and every ten years thereafter, the dividend percentage will be adjusted in line with the arithmetical average of the ten-year euro-denominated swap as published by Reuters on the dividend calculation date thereof, plus an increment of not less than 25 nor more than 100 basis points, depending on prevailing market conditions. Holders of Convertible Preference Shares are entitled to receive an annual cash dividend representing 3.3231% of the amount paid on each share as of January 1, 2004. After a period of ten years after January 1, 2004, and every ten years thereafter, the dividend percentage will be adjusted in the manner described in the Articles of Association.

     To the extent that dividends on the Preference Shares and the Convertible Preference Shares cannot be paid out of the annual profits, no dividends on the Preference Shares and the Convertible Preference Shares will accrue. Dividends cannot be paid on the Ordinary Shares to the extent that any portion of the dividend on the Preference Shares and Convertible Preference Shares remains unpaid.

     Out of the profits remaining after the payment of dividends on the Preference Shares and the Convertible Preference Shares, such amounts may be reserved as the Managing Board, with the approval of the Supervisory

Board, deems necessary. The remaining amount, if any, will be distributed in the form of a dividend to the holders of the Ordinary Shares. With the approval of the Supervisory Board, the Managing Board may, provided it is authorized to issue shares, distribute to the holders of Ordinary Shares (at the discretion of the holder) a dividend in the form of a) cash or b), partly or wholly, shares, and make distributions out of one or more reserves which are not required by law to be maintained by Holding.

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

     The Managing Board, subject to the approval of the Supervisory Board, may be authorized by resolution of the general meeting of shareholders to restrict or exclude pre-emptive rights with respect to the Ordinary Shares and Convertible Preference Shares if the shareholders have delegated the authority to issue these shares to the Managing Board. The current authority of the Managing Board to restrict or exclude pre-emption rights is limited in accordance with the authorization to issue shares up to a maximum of 20% of the issued capital of Holding in issue as at April 29, 2004. This authority will terminate on October 31, 2005 unless extended by the General Meeting of Shareholders of Holding in accordance with the Articles of Association, in each instance for a period not exceeding five years. At the 2005 annual General Meeting of Shareholders of Holding, the shareholders will be requested to renew the current authority for a period of 18 months starting on April 30, 2005, up to an aggregate amount equal to 20% of the issued capital of Holding as at April 29, 2005.

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

     An acquisition by Holding of fully paid up shares of any class of its capital for a consideration may be effected by the Managing Board, subject to the approval of the Supervisory Board. Such acquisitions by Holding of shares in its own capital require the general meeting of shareholders of Holding to grant to the Managing Board the authority to effect such acquisitions. This authority may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which the shares may be acquired and the price limits within which shares may be acquired. On April 29, 2004, the Annual General Meeting of Shareholders granted this authority to the Managing Board for a period of 18 months. Under this authorization, the maximum number of shares that can be acquired cannot exceed the maximum amount authorized by law (currently 10%) of the issued share capital at the time of acquisition. No authority is required for the acquisition by Holding of shares in its own capital for the purpose of transferring the shares to employees of Holding or any subsidiary thereof pursuant to any arrangements applicable to such employees, provided that the shares are included in the price list of a stock exchange.

Capital Reduction

     Upon a proposal of the Managing Board, subject to the approval of the Supervisory Board, the general meeting of shareholders of Holding may resolve to reduce the issued share capital of Holding by canceling shares which

Holding holds in its own capital. The resolution of the General Meeting of Shareholders requires a majority of at least two-thirds of the votes cast if less than half of the issued share capital is present or represented at the meeting. The issued share capital also may be reduced by reduction of the nominal value of any class of shares of Holding by amendment of the Articles of Association. In addition to the approval of the General Meeting of Shareholders, any reduction in the share capital of Holding also requires the prior or simultaneous approval of each class of shares to which the capital reduction relates.

     The Articles of Association provide for the conditional cancellation of the Preference Shares issued pursuant to the resolution passed by the Extraordinary General Meeting of Shareholders on August 25, 2004.

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

C. Material Contracts

     Not applicable.

D. Exchange Controls

     There are no limitations under the laws of the Netherlands or in the Articles of Association of Holding, as currently in effect, on the rights of non-residents or foreign owners, as such, to hold or vote Ordinary Shares. However, a declaration of no-objection from the Dutch Minister of Finance, upon consultation with the Dutch Central Bank, is required for any person or entity, irrespective of residence, to hold more than 10% of the issued share capital or voting rights in Holding. In addition, certain notification requirements apply to shareholders exceeding or falling below such levels.

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

     There are currently no other limitations under Dutch law affecting the remittance of dividends or other payments to non-resident holders of Holding securities, other then those imposed by the EU and/or, as the case may be, Netherlands sanctions.

E. Taxation

     The following is a summary of the material Dutch tax and US federal income tax consequences of purchasing, owning and disposing of Ordinary Shares or American Depositary Shares of Holding, particularly for US Shareholders, as defined below, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The descriptions of the Dutch tax laws and US federal income tax laws and practices set forth below are based on the statutes, treaties, regulations, rulings, judicial decisions and other authorities in force and applied in practice on the date hereof, all of which are subject to change, retroactively as well as prospectively.

     For purposes of this summary, a “Shareholder” is a beneficial owner of Ordinary Shares or American Depositary Shares that does not own a “substantial interest” or a “deemed substantial interest” in Holding. The circumstances under which a “substantial interest” exists include where a holder alone or together with his/her spouse, or any other of their close relatives holds/hold or has/have held during the past five years at least 5% of the issued share capital, at least 5% of a certain class of shares or options giving right to acquire at least 5% of the issued share capital or of a certain class of shares of Holding. For purposes of this summary, a “US Shareholder” is a Shareholder of Ordinary Shares or American Depositary Shares who is a “US Person,” which means a person who, for US federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to US federal income taxation regardless of its source.

Dutch Taxation

     In general, for Dutch tax purposes, beneficial owners of American Depositary Shares will be treated as the beneficial owners of the Ordinary Shares represented by such American Depositary Shares.

   Withholding Tax on Dividends

     The Netherlands imposes a withholding tax on any distribution of dividends at a statutory rate of 25%, which does not apply to any distribution of stock dividends paid out of the share premium account of Holding recognized as such for Dutch tax purposes.

     Under certain circumstances, Holding may, with respect to certain dividends received from qualifying non-Dutch subsidiaries, credit taxes withheld from those dividends against Dutch withholding tax imposed on a dividend paid by Holding, up to a maximum of the lesser of (i) 3% of the portion of the gross amount of the dividend paid by Holding that is subject to withholding and (ii) 3% of the gross amount of the dividends received from qualifying non-Dutch subsidiaries. The credit in respect of the non-Dutch withholding taxes reduces the amount of dividend withholding tax that Holding is required to pay to the Dutch tax authorities but does not reduce the amount of tax Holding is required to withhold from dividends paid to US Shareholders.

     An individual or corporation not resident in the Netherlands which owns or is deemed to own Ordinary Shares or American Depositary Shares can be eligible for a partial exemption or refund of the above withholding tax under a tax convention which is in effect between the country of residence of such individual or corporation and the Netherlands. In order to qualify for the withholding tax reduction or exemption, a Shareholder will be required to provide certain documentation establishing its status as a resident of a country with which the Netherlands has concluded a tax convention.

     The current convention between the Netherlands and the United States for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income, which is known as the 1992 Treaty, became effective as of January 1, 1994.

     A US Shareholder can only claim the benefits of the 1992 Treaty if such person is a resident of the United States, as defined in the 1992 Treaty, and such person’s entitlement to such benefits is not limited by the limitations on benefits provisions of Article 26 of the 1992 Treaty (treaty shopping rules). Under the 1992 Treaty, dividends paid by Holding to any such US Shareholder are generally eligible for a reduction of the 25% withholding tax to 15%, provided that such US Shareholder does not carry on a business in the Netherlands through a permanent establishment or permanent representative (other than an independent broker acting in the ordinary course of its business) to which or to whom the Ordinary Shares or American Depositary Shares are attributable. If and to the extent the Ordinary Shares or American Depositary Shares are attributable to such permanent establishment or permanent representative, Dutch withholding tax will, depending on the particular circumstances, apply at a rate of 25%.

   Taxes on Income and Capital Gains

     A Shareholder will not be subject to Dutch taxes on income or capital gains derived from Ordinary Shares or American Depositary Shares, provided that:

  such holder is not a resident or a deemed resident of the Netherlands; or

  such holder does not have an enterprise or an interest in an enterprise, which carries on a business in the Netherlands through a permanent establishment or a permanent representative to which or to whom the Ordinary Shares or American Depositary Shares are attributable.

   Gift, Estate and Inheritance Tax

     No gift, estate or inheritance tax is payable in the Netherlands on a gift of Ordinary Shares or American Depositary Shares by, or upon the death of, a Shareholder neither resident nor deemed resident in the Netherlands, unless such Shareholder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which or to whom the Ordinary Shares or American Depositary Shares are attributable.

United States Federal Income Taxation

     The following discussion of material US federal income tax considerations applies only to US Shareholders who hold Ordinary Shares or American Depositary Shares as capital assets for US federal income tax purposes and it does not address special classes of holders, such as:

  certain financial institutions;
  insurance companies;
  dealers and traders in securities or foreign currencies;
  persons holding Ordinary Shares or American Depositary Shares as part of a hedge, straddle, conversion or other integrated transaction;
  persons whose functional currency for US federal income tax purposes is not the US dollar;
  partnerships or other entities classified as partnerships for US federal income tax purposes;
  persons liable for the alternative minimum tax;
  tax-exempt organizations;
  persons holding Ordinary Shares or American Depositary Shares that own or are deemed to own ten percent or more of any class of Holding stock; or
  persons who acquired Ordinary Shares or American Depositary Shares pursuant to the exercise of any employee stock option or otherwise as compensation.

     This discussion is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. A US Shareholder should consult its own tax adviser concerning the US federal, state, local and foreign tax consequences of purchasing, owning and disposing of Ordinary Shares or American Depositary Shares in its particular circumstances. This discussion assumes that Holding will not be considered a passive foreign investment company. See “—Passive Foreign Investment Company Rules” below.

     In general, if a US Shareholder owns American Depositary Shares, it will be treated as the owner of the underlying shares represented by those American Depositary Shares for US federal income tax purposes. Accordingly, no gain or loss will be recognized if a US Shareholder exchanges American Depositary Shares for the underlying Ordinary Shares represented by those American Depositary Shares.

     The US Treasury has expressed concerns that parties to whom American Depositary Shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for US shareholders of American Depositary Shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate US Shareholders. Accordingly, the analysis of the creditability of Dutch taxes and the availability of the reduced tax rate for dividends received by certain non-corporate US Shareholders, each described below, could be affected by future actions that may be taken by parties to whom American Depositary Shares are pre-released.

   Taxation of Distributions

     Distributions paid on Ordinary Shares or American Depositary Shares (other than certain pro rata distributions of Ordinary Shares) will be treated as a dividend to the extent paid out of Holding’s current or accumulated earnings and profits as determined under United States federal income tax principles. The amount of this dividend will include any amounts withheld in respect of Dutch taxes. Subject to applicable limitations that may vary depending upon a US Shareholder’s individual circumstances and the discussion above regarding concerns expressed by the US

Treasury, dividends paid to certain non-corporate US Shareholders in taxable years beginning before January 1, 2009 will be taxable at a maximum tax rate of 15%. Non-corporate US Shareholders should consult their own tax advisers to determine whether they are subject to any special rules that limit the availability of this rate. The amount of the dividend will be treated as foreign-source dividend income and will not be eligible for the dividends-received deduction generally allowed to corporate US Shareholders.

     Distributions paid in Euros will be included in a US Shareholder’s income in a US dollar amount calculated by reference to the exchange rate in effect on the date of the US Shareholder’s (or in the case of American Depositary Shares, the Depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on the date of receipt, the US Shareholder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A US Shareholder may have foreign currency gain or loss if the amount of such dividend is not converted into US dollars on the date of its receipt.

     Dutch taxes withheld from dividends on Ordinary Shares or American Depositary Shares not exceeding the rate provided in the 1992 Treaty will generally be creditable against a US Shareholder’s US federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon the US Shareholder’s circumstances and the discussion above regarding concerns expressed by the US Treasury. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. However, the Dutch withholding tax will not be creditable against the US Shareholder’s US federal income tax liability to the extent that Holding is allowed to reduce the amount of dividend withholding tax paid over to the Dutch tax authorities by crediting non-Dutch withholding tax imposed on certain dividends previously paid to Holding. See “—Dutch Taxation—Withholding Tax on Dividends” above for a discussion of circumstances in which Holding may credit non-Dutch withholding tax against Dutch withholding tax imposed on a dividend paid by Holding. Upon request, Holding will endeavor to provide to its US Shareholders information regarding the extent to which the Dutch withholding tax on US Shareholders’ dividends may be affected by the foregoing.

     Instead of claiming a credit, a US Shareholder may, at its election, deduct Dutch withholding taxes in computing taxable income, subject to generally applicable limitations under US law. US Shareholders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits.

   Sale or Other Disposition of Ordinary Shares or American Depositary Shares

     For US federal income tax purposes, gain or loss realized on the sale or other disposition of Ordinary Shares or American Depositary Shares will be capital gain or loss, and will be long-term capital gain or loss if the US Shareholder held the Ordinary Shares or American Depositary Shares for more than one year. The amount of a US Shareholder’s gain or loss will be equal to the difference between its tax basis in the Ordinary Shares or American Depositary Shares disposed of and the amount realized on the disposition. Such gain or loss will generally be US-source gain or loss for foreign tax credit purposes.

   Passive Foreign Investment Company Rules

     Based upon certain management estimates and proposed Treasury regulations, which are proposed to be effective generally for taxable years beginning after December 31, 1994, Holding does not believe it was a passive foreign investment company for the 2004 taxable year. If Holding were a passive foreign investment company for any taxable year, certain adverse tax consequences could apply to US Shareholders.

   Information Reporting and Backup Withholding

     Payment of dividends and sales proceeds that are made within the United States or through certain US-related financial intermediaries generally are subject to information reporting and to backup withholding unless the US Shareholder is a corporation or other exempt recipient, or in the case of backup withholding, provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

     The amount of any backup withholding from a payment to a US Shareholder will be allowed as a credit against the US Shareholder’s US federal income tax liability and may entitle the US Shareholder to a refund, provided that the required information is furnished to the Internal Revenue Service.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management Framework and Organizational Structure

   Framework

     ABN AMRO considers comprehensive risk management to be one of our core competencies. We aim to take a prudent and conservative approach to risk that is aligned with our long-term strategy. We underpin our approach with a professional risk function that is independent from the commercial lines of business.

     This risk framework combines centralized policy setting with broad oversight, supported by risk execution and risk monitoring.

     Our risk management systems are designed to identify and analyze risks at an early stage, to set and monitor prudent limits and to learn and evolve continuously to help us face a volatile and rapidly changing risk environment.

   Organizational Structure

     Our Managing Board establishes our strategic risk philosophy and policies under the oversight of the Supervisory Board. Part of the Supervisory Board’s responsibilities involves regularly monitoring risk in the Bank’s portfolio. Responsibility for the overall implementation of risk policy lies with the Chief Financial Officer, who is a member of the Managing Board.

     Risk is managed through two principal directorates: Group Risk Management and Group Asset and Liability Management.

  Group Risk Management is responsible for the management of credit, country, market and operational risk and also participates in the work to prepare us for the implementation of the New Capital Adequacy Framework (Basel II).

  Group Asset and Liability Management is responsible for protecting our earnings and capital position against adverse interest rate and currency movements in the non-trading portfolios, as well as managing our longer-term liquidity profile.
   Organization of Group Asset and Liability Management

     In order to manage the balance sheet an Asset and Liability Committee (“ALCO”) structure is established, mirroring the organisational structure: Group ALCO at Group level and ALCO in the business units to manage the Asset and Liability Management process in their area of interest. Members of Group ALCO are drawn from the business, as well as from Finance and Risk.

     Group ALCO 's main responsibilities are to:
  Supervise all Business Units ALCOs;

  Set the overall risk limit per SBU and per currency for interest rate and liquidity risk;

  Set overall VaR limits for market risks; the allocation hereof is the responsibility of Group RiskCommittee;

  Manage the consolidated liquidity and interest rate position of the Bank;

  Manage the Group's capital structure;

  Set standards and policy for transfer pricing and inter SBU transactions;

  Manage the Corporate investment portfolio, and

  Hedge the invested capital and profits in foreign currency throughout the Bank.

   Organization of Group Risk Management

     The Group Risk Committee, whose voting members are drawn mainly from Group Risk Management, is the most senior committee on policy and exposure approval for credit, country and market risk. In general, the policy and credit portfolio issues are handled in dedicated Policy-Group Risk Committee meetings.

     Group Risk Management’s main responsibilities are to:
  Determine the risk policies, procedures and methodologies for measuring and monitoring risk, as well as reputational risk issues;

  Set delegated authorities for lower committees and authorized individuals, within Group Risk Management, Consumer & Commercial Clients, Private Clients and Asset Management;

  Approve credit, market and operational risk associated with new products;

  Approve risk on transactions whose value exceeds the authority delegated to lower committees;

  Approve structured finance, complex products and tax-related transactions;

  Conduct a quarterly review of the adequacy of provisions on the credit portfolio, and

  Oversee the Bank’s overall portfolio for Consumer & Commercial Clients, Wholesale Clients, Private Clients and Asset Management.

     The credit risk organizations of Consumer & Commercial Clients, Private Clients and Asset Management have a local focus and are overseen by Group Risk Management. The risk function of Wholesale Clients is fully integrated into Group Risk Management. Market Risk and Operational Risk are separate functions within Group Risk Management. Country risk officers are an integral part of the risk organisation and provide local oversight. The home markets within Consumer & Commercial Clients have their own Country Risk Officers with dual reporting lines.

     The main responsibilities of Group Risk Management and the risk management functions of Consumer & Commercial Clients, Private Clients and Asset Management are to:

  Oversee all credit, market and regulatory matters and ensure compliance with local laws;

  Approve risk transactions within delegated authority and advise on credits which exceed such limits;

  Support the bank’s trading operations by monitoring and ensuring effective market risk exposure management;

  Implement review and control policies on all risk portfolios;

  Manage individual problem credits and monitor the distressed assets portfolio within ABN AMRO’s risk parameters;

  Set provisions for loan losses within delegated authority;

  Approve consumer product and SME lending programmes within delegated authority;

  Establish and maintain operational risk control discipline; and

  Ensure compliance with ABN AMRO’s Corporate Values and Business Principles.
Risk management and internal controls

     Despite our creation of the formal Group Risk Management organisation, risk can also be viewed more broadly as the responsibility of all departments in the Bank so that risk is taken into account from the inception of a transaction through to its completion.

     Responsibility for management of risk lies first with each operating department, whose duties include analyzing the risks involved in each transaction it originates, checking that those risks are compatible with the assigned limits, and ensuring that they are managed properly.

     The middle and back office are responsible for executing, recording and processing all transactions.

     A number of functional departments, which are independent from the business, control the overall process regarding the transactions the bank is involved in:

  Risk Management approves risks incurred and monitors changes in exposures

  Group Finance takes responsibility for the reliability and accuracy of the financial and accounting data

  Compliance ensures that all staff adheres to the regulations applicable to the business

  Legal and Tax monitor legal and fiscal aspects of transactions

  Audit reviews and inspects departments for internal controls.

     Management of risks is viewed throughout the organisation as an integral function of ABN AMRO.

Risk Measurement

     Economic capital

     We have developed risk models to calculate economic capital as a uniform risk measure within the bank. Economic capital is the amount of capital that the Bank should possess to be able to sustain larger than expected losses with a high degree of certainty. This degree of certainty has been set at a level to enable the Bank to maintain its current credit ratings by leading rating agencies.

     Consistent with the above definition, economic capital does not cover losses that the Bank can statistically expect to incur in the normal course of its business. These expected losses are included directly in the pricing of transactions or are covered by provisions.

     We calculate economic capital to assess the following types of risk: credit risk, market risk including interest rate risk, operational risk and business risk. As ABN AMRO is active in many locations worldwide and is involved in different business activities, this diversification, as well as the diversification between different risk types, is taken into account when economic capital is calculated. The contribution of each risk type to economic capital is credit risk 61%, operational risk 17%. Market and interest rate risk 10%, and business risk 12%.

     We are using economic capital to support the risk/reward type of decisions at various levels within the organisation. Economic capital is an important factor in credit-pricing tools that support transaction decisions.

     Value-at-Risk. To manage market risk, we use Value-at-Risk models and other control measures such as sensitivity stress tests and stress test scenarios. See “Market Risk – Value-at-Risk” and “– Additional Control Measures – Sensitivity and Stress Tests.”

   Credit Risk

     ABN AMRO defines credit risk as being the risk that a counterparty, an issuer, or both, will fail to perform its obligations to the bank or the risk that an issuer’s quality deteriorates.

   Main principles of credit risk management

     We manage our commercial and consumer credits consistent with the following principles:

  Approval of credit risk exposure is independent of the business originators; All commercial activities which commit the Bank to engage in risk sensitive transactions require prior approval by committees or authorized individuals (the “four-eyes principle”);

  The Managing Board delegates authority to approve such activities to Group Risk Management within Group Functions and further down to the (S)BUs;

  Within their delegated authority levels, the BUs are responsible for managing all business activities; and

  Credit facilities, once granted, are properly documented and monitored.

  “Know Your Client” i.e. familiarity with our clients’ backgrounds with regard to the financing of their activities.
   Management of commercial clients

     Credit decisions for commercial clients are based on:

  Global One Obligor Exposure, a combination of all direct and contingent credit limits to a given relationship globally, and

  Uniform Counterparty Rating (“UCR”), which is the risk rating based on the probability of default of the individual counterparty.

     Within Wholesale Clients, client management and product specialists identify client credit needs and propose the structuring of credit facilities, including advice from the Portfolio Management (PM) Group. GRM is responsible for the approval of individual WCS credits and for specific industry and regional credit policies. Credit proposals that exceed the authority of the Country Risk Officer will be forwarded to Group Risk Management.

     The Country Risk Officers in Consumer & Commercial Clients, Private Clients and Asset Management have a functional reporting line to Group Risk Management. Credit proposals that exceed the delegated authority of the (S)BU will be forwarded to Group Risk Management for advice and decision by the relevant credit authority.

   Management of program lending (financing consumers and SMEs)

     Program lending refers to credit that is approved under a product program format and managed on a portfolio basis.

     When providing credit to consumers and certain small and medium-sized enterprises, ABN AMRO relies on the product programme process for credit approval and risk management. When a BU prepares a product programme to apply for approval to offer a certain product, it must specify the target customers or customer segment, the standard risk acceptance criteria, and the expected portfolio’s performance in terms of yield, delinquency and write-offs. Tracking and reporting mechanisms must be able to identify trends in the portfolio’s performance early on and to make timely adjustments.

     The Managing Board has delegated authority to approve and review annually product programmes to Group Risk Management and to the home market BUs. Decision authority is based on the proposed peak portfolio outstanding while the authority to approve individual credit transactions is delegated to authorized individuals.

     Credit initiation, account maintenance and collections decisions are based on the objective application of eligibility criteria together with credit scoring and the use of internally-developed and vendor-supplied scorecards.

     Portfolio performance databases are maintained by the businesses to facilitate portfolio control. Detailed information is available in BUs to permit segmentation of portfolios. Group Risk Management keeps information at a product portfolio level to aid in monitoring on a regional and global basis.

   Credit Rating System, Uniform Counterparty Rating, Loss Given Default classification

     ABN AMRO has an extensive rating system which is applied globally for commercial credits. It consists of two types of ratings: (i) a Uniform Counterparty Rating (“UCR”) and (ii) Loss Given Default (“LGD”). The UCR reflects the estimated probability that the counterparty will default while the LGD classification reflects the loss which the bank expects to suffer on a facility if the counterparty defaults.

     Both rating types are key inputs for measuring and managing credit risk. UCRs and LGD-classes are assigned by risk officers or risk committees independent of the commercial departments.

     The UCR rating scale is applied globally within the bank for all non-retail exposure. The scale is comprised of 14 non-default grades and three default grades. The non-default grades can also be mapped to those of external rating agencies. A number of rating tools have been developed to support the assignment and review of UCRs.

These rating tools quantify the relative impact of various risk factors and make rating decisions transparent. Rating tools are now available for all the bank’s major loan portfolios. ABN AMRO uses rating tools which are tailored to each specific market to reflect the underlying risk drivers.

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

Cross-border and Sovereign Risk in the Portfolio

     ABN AMRO manages country risk in emerging markets, both sovereign and cross-border on a portfolio basis.

   Cross Border Risk

     Cross-border risk is defined as the risk that funds in foreign currencies cannot be transferred out of a country as a result of the actions of the authorities in the country, or because the transfer is impeded by other events, such as civil war or embargo.

     The measurement of cross-border risk exposure covers all on- and off-balance sheet assets that might be directly affected by a cross-border risk event.

     Total cross-border risk exposure in 2004 rose by € 5.9 billion (28.6%) compared with 2003, mostly due to significant increases in Asia/Pacific and Middle East/Africa, as well as increases in most other regions. The increase in cross-border exposure, net of mitigated exposure, was € 4.6 billion (38.6%) compared to 2003.

Cross-border risk exposures	For the Year Ended December 31,			For the Year Ended December 31,

	2004	2003	2002	2004	2003	2002

	Total cross-border exposure			After mitigation (1)
	(in € billions)
Brazil	3.1	3.2	3.7	1.0	0.7	0.9
Other Latin America (including Mexico)	3.6	3.0	3.7	2.8	1.9	2.5
Asia/Pacific	10.3	7.7	7.1	6.1	4.8	4.8
Eastern Europe	4.3	3.6	3.0	3.0	2.3	1.6
Middle East and Africa	5.2	3.1	2.7	3.6	2.2	1.9

Total	26.5	20.6	20.2	16.5	11.9	11.7

(1)	Mitigated exposures commonly include transactions covered by credit derivative swaps, political risk insurance, cash deposits or securities placed offshore, specific guarantees, ring-fenced funding or any other mitigation instruments available in the market.

   Sovereign Risk

     Sovereign risk is defined as the counterparty and issuer (credit) risk on a sovereign entity, irrespective of the currency involved. Sovereign entities include the central government, the central bank and other entities explicitly guaranteed by the first two (but excluding lower governments).

     The sovereign risk exposure decreased in 2004 by € 0.8 billion (6.1%), mainly because of lower exposure in Latin America (outside of Brazil) and Middle East and Africa. Total sovereign risk exposure decreased, but the foreign exchange component increased by € 0.2 billion.

Sovereign risk exposures	For the Year Ended December 31,			For the Year Ended December 31,

	2004	2003	2002	2004	2003	2002

	Total sovereign exposure			Of which foreign currency (1)
	(in € billions)
Brazil	5.2	5.2	3.7	0.2	0.1	0.3
Other Latin America (incl. Mexico)	1.1	1.4	1.4	0.6	0.6	0.9
Asia/Pacific	3.4	3.7	3.5	0.4	0.3	0.6
Eastern Europe	1.9	1.7	1.5	0.5	0.4	0.8
Middle East and Africa	0.6	1.0	0.8	0.5	0.6	0.4

Total	12.2	13.0	10.9	2.2	2.0	3.0

(1) Partly included in the cross-border risk exposures.

Market Risk

     There are several major types of market risk: interest rate risk, foreign exchange risk, equity price risk, commodity price risk, credit spread risk, and volatility and correlation risks. In general, to monitor and report risk effectively, market risk exposure has to be identified and quantified. Market risk exposure is quantified by identifying relevant risk factors and calculating appropriate risk measures such as first and higher order sensitivities, collectively known as “Greeks”. These risk measures for each risk factor are then used to set market risk limits, to run scenario and sensitivity analyses and as inputs to various risk measurement models, such as Value-at-Risk.

     We have developed and implemented our own market risk measurement framework which is based on principles of best industry practice and requirements of regulators.

   Trading Risk

     Trading risk is the risk that movements in financial market prices (e.g., foreign exchange, interest rates, credit spread, equities, commodities, etc.) will change the value of the Bank’s trading portfolios. The Bank is exposed to trading risk due to our trading activities, which are related to customer facilitation and proprietary trading. Due to customer facilitation, the Bank warehouses trading risks, and through proprietary trading the Bank actively positions itself in the financial markets. In trading, risk arises both from open (unhedged) positions and from imperfect correlation between market positions which are intended to offset one another. Effective and efficient use of trading risk exposure is essential both for our competitiveness and our profitability.

   Market Risk Management

     Market Risk contains three major functions: Market Risk Management, Market Risk Policy and Market Risk Reporting & Control. Its goals are to avoid unexpected losses due to market risk and to optimise the use of market risk capital. Market Risk Management ensures that the authority delegated by the Group ALCO and Group Risk Committee with regard to market risk resulting from the bank’s trading activities, is exercised effectively and that exposures are efficiently monitored and managed. Furthermore, Market Risk Management limits and monitors the potential impact of specific pre-defined market movements on the results of trading positions. Market Risk Management focuses specifically on activities in Wholesale Clients. Market risk exposures generated by Consumer & Commercial Clients, Private Clients, Asset Management and the Bank’s subsidiaries are monitored through close cooperation among Market Risk Management and the risk professionals from the relevant (S)BUs. Market Risk Management also monitors market risk of ALCO portfolios maintained by the Group Functions.

     Market Risk Policy is responsible for developing policy and establishing and maintaining a market risk framework within our organisation. Market Risk Reporting & Control strives to optimize both the reporting process and the contents of the market risk reports.

   Value-at-Risk

     Value-at-Risk is a methodology for assessing market risk exposure in a single number. We use Value-at-Risk as our primary tool for the day-to-day monitoring of trading-related market risks. Value-at Risk is a statistical measure that estimates potential losses, and is defined as the predicted worst-case loss that might be caused by changes in risk factors under normal circumstances over a specified period of time in the future and at a specific level of statistical confidence. We use a proprietary Value-at-Risk model that has been approved by the Dutch central bank.

     Our Value-at-Risk methodology is a historical simulation, using four years of equally weighted historical data. Value-at-Risk is calculated at a 99% confidence level for a one-day holding period, using changes in historical rates and prices. The positions captured by our Value-at-Risk calculations include derivative and cash positions that are reported as trading assets and liabilities. Value-at-Risk is reported on a daily basis per trading portfolio, per product line and for the Bank as a whole. It is reported on a daily basis to the senior management of the BUs, Group Risk Management and the responsible members of our Managing Board.

Value-at-Risk per Risk Category (99% confidence level, 1 day holding period) (in € millions)	For the Year Ended December 31, 2004			For the Year Ended December 31, 2003

	Minimum	Maximum	Average	Minimum	Maximum	Average

	(in € millions)
Interest rate risk	10.4	49.5	21.6	11.0	40.4	17.5
Equity price risk	8.8	25.9	14.9	3.8	18.9	11.4
Foreign exchange risk	1.0	7.7	3.0	0.6	11.0	3.3
Commodity price risk	0.1	2.5	0.4	0.1	2.5	0.3

Aggregate Value-at Risk (1)	17.1	42.2	26.4	14.1	34.3	21.7

(1)	The minimum and maximum for each risk category occurred on different days and therefore is not meaningful to the Aggregate Value-at-Risk. The Aggregate Value-at-Risk includes the diversification effect that is caused by imperfect or negative correlations between certain risk types and may therefore be lower than the maximum of an individual risk type.

     Although Value-at-Risk is a good estimate under normal market conditions, it fails to capture unusual events. The effectiveness of the Value-at-Risk methodology can be assessed through a technique known as back-testing, which counts the number of days where the losses were bigger than the estimated Value-at-Risk figures for those days. Statistically, with a 99% confidence level, it may be expected that on one out of every 100 trading days a loss exceeding Value-at-Risk may occur. The back-testing is performed both on the actual profit and loss (P&L) and on a hypothetical P&L, which measures a P&L excluding the effects of commissions, origination fees and intra-day trading. The results of the back-testing on the actual and the hypothetical P&Ls are reported to the Dutch central bank on a regular basis. Back-testing is an essential instrument for the ex-post validation of our internal Value-at-Risk model.

     The graph below shows Value-at-Risk versus the hypothetical P&L for our trading portfolio in 2004 (in € millions).

Value at Risk versus hypothetical Profit & Loss for trading portfolios for 2004 (in millions of euros)

55
45
35
25
15
5
-5
-15
-25
-35
-45
-55
week
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44 45 46 47 48 49 50 51 52 53
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Value at Risk
Profit
Loss

     The back-testing result shown in the graph above shows that the hypothetical financial results only exceeded the calculated Value-at Risk on one day in 2004, which is within the model’s expectations. The one outlier was caused by a sharp decrease of USD and € yields. This market move was a reaction on the lower than expected non-farm payroll figures from the US.

   Additional control measures – Sensitivity and Stress Tests

     The limits of the Value-at-Risk statistical model means that we must supplement it with other statistical tests. These include a series of stress test scenarios and sensitivity stress tests that shed light on the hypothetical behavior of our portfolio and the impact on our financial results under extreme market movements. Sensitivity stress tests and stress test scenarios have been developed internally to reflect specific characteristics of the Bank’s portfolios and are performed on a daily basis for each trading portfolio and at several aggregation levels. They may be based upon parallel movements in a number of risk elements or in one risk element, upon actual historical scenarios or upon plausible future shocks.

     Other control measures used in the market risk management process include limits on net open positions, interest rate sensitivity per basis point, spread sensitivities, option parameters, position concentrations and position ageing. These non-statistical measures help us to monitor and control trading risks.

Asset and Liability Management

   Interest Rate Risk (Non-Trading)

   Interest Rate Risk on Banking Book

     One of the core objectives of Group Asset and Liability Management is to manage the sensitivity of the Bank’s net interest revenue to changes in market interest rates. Net interest revenue is the sum of interest received less interest paid. Group Asset & Liability Committee sets limits to ensure that the potential adverse impact of market movements on trading and non-trading earnings is closely monitored. The way we manage and monitor trading-related interest rate exposure is set out in “Market Risk—Trading Risk” above.

     Several measures are used to monitor and limit non-trading interest rate risk. The methods employed include scenario analyzes, interest rate gap analyzes and market value limits. Model-based scenario analyzes are used to monitor the interest rate risk positions denominated in Euro, US dollar and Brazilian real. Interest rate risk positions in other currencies and other countries are managed by gap analysis or market value limits, as these positions are typically less complex. Calculating net interest revenue involves large volumes of contracts and transactions, and numerous different products. We use simulation models and estimation techniques to assess the sensitivity of the net interest income stream to movements in the shape and level of the yield curve. Assumptions about client behavior play an important role in these calculations. This is particularly relevant for loans such as mortgages where the client has the right, but not the obligation, to repay before maturity.

     On the liability side, the re-pricing characteristics of savings and deposits are based on estimates, since the rates attached to these products are not coupled to a specified market rate. We use a statistical approach for forecasting and sensitivity analyzes because it is best suited to these products. Although comparable in many ways to macroeconomic forecasting, this approach is based on the information contained in individual client contracts.

     The sensitivity of net interest revenue to interest rate conditions is assessed by assuming an immediate and lasting shift of 100 basis points up and 50 basis points down in the term structure of interest rates. Our sensitivity analysis indicates that based on our position as of December 31, 2004, such upward movement would decrease our net interest revenue by 4.2% in the first year after the upward movement and such downward movement would decrease our net interest revenue by 0.3% in the first year after the downward movement. Based on our position as of December 31, 2003, such upward movement would decrease our net interest revenue by 4.0% in the first year after the upward movement and such downward movement would decrease our net interest revenue by 0.2% in the first year after the downward movement.

Yield Curve Shock	1st Year Effect on Net Interest based on our position as of December 31, 2004	1st Year Effect on Net Interest based on our position as of December 31, 2003

100 basis points up	- 4.2%	- 4.0%
50 basis points down	- 0.3%	- 0.2%

     Sensitivity analysis, which is based upon a static interest rate risk profile of assets and liabilities, is used for risk management purposes only and the model above assumes that during the course of the year no other changes are made in the respective portfolio. It is also subject to other assumptions, including regarding expected client behavior under these changing circumstances. Actual changes in net interest income will vary from the model.

   Interest Rate Risk Associated with our Residential Mortgage Business in the United States

     We are among the top fifteen residential mortgage originators and the top ten residential mortgage servicers in the United States. We sell or securitize most of the mortgage loans we originate and retain a majority of the rights to service the residential mortgage loans we sell. The Bank recognizes mortgage servicing rights upon sale of the loan. Mortgage servicing rights represent the present value of the estimated future net servicing cash flows realized over the estimated life of the loan.

     The US residential mortgage banking industry is subject to complex risks. Our credit risk is minimal because we sell or securitize most of the residential mortgage loans we originate. However, the sensitivity of origination income and mortgage servicing right values to changes in interest rates may have a significant impact on our earnings. Although generally the mortgage origination and mortgage servicing business partially offset each other, the timing of income recognition could impact earnings.

     If interest rates are high or rising, residential mortgage loan demand may decline, leading to a fall in origination income. However, this may lead to lower servicing prepayments and a corresponding reduction in servicing amortization costs and, therefore, an increase in servicing income.

     If declines in interest rates are significant enough, accelerated mortgage loan refinancings and related increases in prepayments may cause declines in the value of existing mortgage servicing rights and lead to provisions for impairment. These impairment provisions may be offset by higher future origination income, but the magnitude of the impairment provision and the higher origination income may differ. In addition, the timing of income recognition may not exactly match: while the servicing provision is charged to net income immediately upon a rate change, the higher origination income would only occur over time.

     We employ various strategies to manage the risk to net mortgage revenue over time from all sources and the risk to an immediate reduction in the fair value of our mortgage servicing rights. Business Unit North America manages these risks within parameters established by Group Asset & Liability Committee. The main hedging instruments we use are interest rate swaps and forward sales contracts. Occasionally, cash instruments such as mortgage-backed securities are utilized to hedge mortgage servicing rights assets.

     Because of the inherent uncertainties, the valuation of mortgage servicing rights requires complex judgment by which prepayments play an important role. Therefore, mortgage loan prepayment rates are revised monthly and are derived from a third party model. In addition, management uses the sale of mortgage servicing rights and regular valuations by various third party brokers to compare its valuation assessments with market data.

   Currency Risk (Non-Trading)

     Currency risk exposures arise from investments in our overseas operations or through trading activities. The management and monitoring of currency risk in our trading portfolios is set forth in “Market Risk—Trading Risk” above. We have also put in place a comprehensive risk management framework to manage and limit our currency risk. Group Asset & Liability Committee is responsible for the coordination of our currency risk policies.

     We apply various hedging strategies to our net investments and profits in our overseas operations in order to minimize any adverse effects from translating the relevant foreign currency into Euro.

     Ratio hedge. The Bank’s regulatory capital ratios (Tier-1 and Tier-total capital as a portion of risk weighted assets) are protected against fluctuations in the Euro/dollar rates. As both capital and risk weighted assets are subject to foreign currency translation, we maintain the capital adequacy ratios for US dollar elements at a level close to the overall required ratios.

     Capital hedge. Investments in overseas operations in currencies other than the dollar are hedged selectively. We consider using hedging in cases where the expected currency loss is larger than the interest differential between the two currencies (the interest rate differential represents the cost of the hedge). Gains and losses on these capital exposures are taken through equity, as is the cost of hedging.

     Given our position per December 31, 2004, a hypothetical increase in the value of the Euro against all other currencies would have led to a reduction in reserves, and a hypothetical decrease would have led to an increase in reserves. Similarly, given our position per December 31, 2003, a hypothetical increase in the value of the Euro against all other currencies would have led to a reduction in reserves, and a hypothetical decrease would have led to an increase in reserves.

     On the basis of each case, there would have been no material impact on the Bank’s capital ratios, as the ratios are hedged against changes in the Euro/dollar exchange rate.

Euro Against All Other Currencies	Effect on Shareholders’ Equity based on our position as of December 31, 2004	Effect on Shareholders’ Equity based on our position as of December 31, 2003

+10%	-447 million	-390 million
-10%	+447 million	+390 million

     Profit hedge. Profits are also hedged on a selective basis to lessen the impact of currency movements on the income statement. The criteria for deciding on profit hedging are similar to those for capital hedging. In August 2004, an additional 17% of the expected net US dollar profit for 2004 was hedged, thereby increasing the average rate of our hedges from $ 0.9563 to $ 0.9929 per Euro. The expected US$ profit for 2005 has been hedged at a rate of $ 1.1625 by using a combination of forwards, options and collars. The US$ profit for 2006 has been hedged for 80% at a rate of $ 1.12130 by call options.

Operational Risk

   Framework and Governance Structure

     Operational risk is the risk of loss resulting from inadequate or failed internal processes or systems, human error or misconduct or from external events. This risk includes operational risk events such as IT problems, shortcomings in the organizational structure, lapses in internal controls, fraud, and external threats.

     We instituted a Group Operational Risk Policy and a Group Risk Framework, which together outline tasks and responsibilities at each organizational level. The Group Operational Risk Management Committee is responsible for establishing Group policies and standards on Operational Risk Management and oversees the Operational Risk Management activities throughout our Group, including preparations to qualify for Advanced Measurement Approaches under Basel II. The Group Operational Risk Management Committee is chaired by our CFO and is composed of the COOs and Country Risk Officers of each (S)BU and the senior managers from the relevant Group Functions.

     Our guiding principle in Operational Risk Management is that management at all levels is responsible for directing and managing operational risks. Operational Risk Management managers are assigned throughout the bank to assist in fulfilling this responsibility.

   Operational Risk Management Programmes and Tools

     Information is necessary to enable management to identify and analyze operational risks, to implement mitigating measures and to determine the effectiveness of these mitigating measures. We have implemented, and are in the process of implementing, a number of programmes and tools to support management. These include:

Risk Self-Assessment
A structured approach, which assists management in identifying and assessing risks and in taking mitigating actions for risks which are identified as unacceptable. The risks are assessed with the assistance of facilitators (in most cases Operational Risk Management staff).

Corporate Loss Database
A database that allows for the systematic registration of operational risk-related losses. For all BUs, it is mandatory to report their losses above the € 5,000 threshold into the Corporate Loss Database. This tool assists senior management in their analysis of operational risks. The use of internal loss data is one of the qualifying criteria for Advanced Measurement Approaches under Basel II and will form the basis for calculating regulatory and economic capital.

External Loss Data
We are a founding member of Operational Risk Exchange, an international data consortium set up in 2003. External loss data can be used to perform benchmark analyses and, in the future, will also be used to perform scenario and stress analyses.

Other Risk Approval Processes
A comprehensive approval process that includes an explicit assessment of the operational, legal and reputation risks inherent in all new business proposals. The process includes sign-off by relevant parties and approval by an appropriate committee.

Key Risk Indicators
An approach used to indicate possible changes in the operational risk profile. Key risk indicators allow for a trend analysis over time and trigger escalation procedures.

Key Operational Risk Control
A reference guide that provides clear descriptions of the typical key risks and the required controls for a set of standard processes. These descriptions contribute to improved risk awareness and provide input for the Risk Self-Assessment.

     In 2001, ABN AMRO established an economic capital process for Operational Risk. For 2005, this process will be more closely aligned to the future AMA approach, meaning that there will be more reliance on internal loss data.

Environmental & Social Risk

     ABN AMRO has a department dedicated to sustainable development. The team acts as a knowledge centre and a catalyst for sustainable development initiatives and is working continually to embed sustainable development across all our Business Units. The Group level team is responsible for outlining our Group strategy on sustainable development, sustainability reporting, stakeholder engagement and developing internal understanding and expertise. The team supports the (Strategic) Business Units in the development of sustainable financial products and services and advises them on business ethics and policies.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not required because this document is filed as an annual report.

PART II

Item 13. DEFAULTS, DIVIDEND, ARREARAGES AND DELINQUENCIES

     Not applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

Item 15. CONTROLS AND PROCEDURES

     ABN AMRO, under the supervision and with the participation of our management, including the Chairman of the Managing Board and the Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2004. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, our Chairman of the Managing Board and Chief Financial Officer concluded that our disclosure controls and procedures are effective, at the reasonable assurance level, for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. There have been no changes in our internal controls over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonable likely to materially affect, our internal controls over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     The Supervisory Board has determined that Lord C.M. Sharman of Redlynch possesses the attributes necessary to qualify as an audit committee financial expert for the purposes of Section 407 of the Sarbanes-Oxley Act. The Supervisory Board also considers Mr. A.C. Martinez to be a financial expert for US GAAP.

Item 16B. CODE OF ETHICS

     The standards of ethical conduct ABN AMRO expects from its employees are found within ABN AMRO’s Corporate Values and Business Principles. We believe the Business Principles address the standards necessary to comprise a code of ethics for the purposes of section 406 of the Sarbanes-Oxley Act.

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

ABN AMRO Bank N.V.
ABN AMRO Investor Relations Department
Gustav Mahlerlaan 10
P.O. Box 283
1000 EA Amsterdam, The Netherlands
(31-20) 628 7835

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Following is a summary of the fees to our independent external auditors for the years ended December 31, 2004 and 2003:

	2004 Actual Fees	2003 Actual Fees

	(in € millions)
Audit fees	29.6	23.8
Audit-related fees	12.3	8.2
Tax fees	9.6	8.6
All other fees	2.4	3.8

Total fees	53.9	44.4

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

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

For the Year Ended December 31, 2004	Total number of ordinary shares purchased	Average price paid per share (in €)	Total number of shares purchased as part of purlicly announced plans or programs	Maximum number (or approximate value) of shares that may yet be purchased under the plans or programs)

January 2004	-	-	-	-
February 2004	-	-	-	-
March 2004	-	-	-	-
April 2004	-	-	-	-
May 2004	11,750,000	17.02	0	0
June 2004	-	-	-	-
July 2004	-	-	-	-
August 2004	-	-	-	-
September 2004	-	-	-	-
October 2004	-	-	-	-
November 2004	17,096,467	18.78	0	0
December 2004	-	-	-	-

Total	28,846,467	18.06	0	0

     From May 10, 2004, up to and including May 13, 2004, ABN AMRO Holding repurchased 11,750,000 shares in the open market at an average price of € 17.01969 per share or € 199,981,406.43. From November 4, 2004, up to and including November 30, 2004, ABN AMRO Holding repurchased an additional 17,096,467 shares in the open market at an average price of € 18.78142 per share or € 321,095,905.62. Both repurchases (together totaling 28.8 million shares) prevent dilution of paying part of the interim dividend 2004 in newly issued shares. Repurchased shares are available for re-issue if holders of staff options exercise their rights.

PART III

Item 17. FINANCIAL STATEMENTS

     Not applicable.

Item 18. FINANCIAL STATEMENTS

     See our consolidated financial statements and the notes thereto beginning on page F-1, which we incorporate herein by reference.

Item 19. EXHIBITS

     We have filed the following documents as exhibits to this report:

Exhibit Number	Description of Exhibit

1.1[2]	English translation of the Articles of Association of ABN AMRO Holding N.V.
1.2[1]	English translation of the Articles of Association of ABN AMRO Bank N.V.
1.3[1]	English translation of the Constitutional Documents of Stichting Administratiekantoor ABN AMRO Holding
2.1[1]	Amended and Restated Deposit Agreement dated as of May 20, 1997 between ABN AMRO Holding N.V. and Morgan Guarantee Trust Company of New York (succeeded through merger by JPMorgan Chase Bank), as Depositary
2.2[1]	Form of American Depositary Receipt
2.3[3]	Amended and Restated Trust Agreement of ABN AMRO Capital Funding Trust V, dated July 3, 2003, among the Regular Trustees named therein, The Bank of New York (Delaware), as Delaware trustee, BNY Midwest Trust Company, as property trustee, LaSalle Funding LLC, as sponsor, and ABN AMRO Holding N.V., as guarantor
2.4[4]	Amended and Restated Trust Agreement of ABN AMRO Capital Funding Trust VI, dated September 30, 2003, among the Regular Trustees named therein, The Bank of New York (Delaware), as Delaware trustee, BNY Midwest Trust Company, as property trustee, LaSalle Funding LLC, as sponsor, and ABN AMRO Holding N.V., as guarantor
2.5[5]	Amended and Restated Trust Agreement of ABN AMRO Capital Funding Trust VII, dated February 18, 2004, among the Regular Trustees named therein, The Bank of New York (Delaware), as Delaware trustee, BNY Midwest Trust Company, as property trustee, LaSalle Funding LLC, as sponsor, and ABN AMRO Holding N.V., as guarantor
4.1[1]	Service Agreement and Compensatory Arrangements between Registrants and Members of the Managing Board
7.1	Statement regarding computation of ratio of earnings to fixed charges
8.1[6]	List of Subsidiaries
12.1	Certification by the Chairman of the Managing Board pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of periodic financial report pursuant to 18 USC. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act
14.1	Consent of Ernst & Young Accountants, independent auditors

[1]	Previously filed as an exhibit to, or incorporated by reference as indicated in, our annual report on Form 20-F for the year ended December 31, 2002 filed on March 28, 2003.
[2]	Previously filed under cover of Form 6-K on August 18, 2003.
[3]	Previously filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2003 filed on March 31, 2004.
[4]	Previously filed under cover of Form 6-K on October 2, 2003.
[5]	Previously filed under cover of Form 6-K on February 19, 2004.
[6]	Incorporated herein by reference to Note 47 to our consolidated financial statements included herein.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

ABN AMRO HOLDING N.V.
(Registrant)

Date:	March 29, 2005	By:	/s/ Rijkman Groenink

			Name:	Rijkman Groenink
			Title:	Chairman of the Managing Board

		By:	/s/ Tom de Swaan

			Name:	Tom de Swaan
			Title:	Chief Financial Officer

ABN AMRO HOLDING N.V.

REPORT OF INDEPENDENT AUDITORS

      To the Supervisory Board and the Managing Board of ABN AMRO Holding N.V.

     We have audited the accompanying consolidated balance sheets of ABN AMRO Holding N.V. and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects the consolidated financial position of ABN AMRO Holding N.V. and subsidiaries at December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the Netherlands.

     Accounting principles generally accepted in the Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholders’ equity as of December 31, 2003 and 2004, and the net profits for each of the three years in the period ended December 31, 2004 to the extent summarized in note 45 to the consolidated financial statements.

/s/ Ernst & Young Accountants

Ernst & Young Accountants

Amsterdam, The Netherlands
March 29, 2005

ABN AMRO HOLDING N.V.

FINANCIAL STATEMENTS 2004

Accounting policies

  General

     The financial statements have been prepared in conformity with generally accepted accounting principles in the Netherlands. Where necessary, the amounts reported in the financial statements are based on estimates and assumptions.

     Since ABN AMRO Holding N.V. ordinary shares are listed on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts, ABN AMRO also publishes an annual report (Form 20-F) that conforms to the U.S. Securities and Exchange Commission (SEC) rules, including those relating to the format and content of the notes to the financial statements. In addition, the annual report includes an analysis of equity and results according to accounting principles generally accepted in the United States (U.S. GAAP).

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

ABN AMRO HOLDING N.V.

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

     Where loan-related fees exceed initial expenses, the excess is accounted for as interest in the period concerned. Acquisition commission paid by the life insurance business to third parties and the banking operation are capitalized as initial expenses and amortized. Expenses involved in the issuance of ordinary and preference shares are charged to shareholders’ equity.

  Loans

     Loans are generally shown at the principal amount. Loans are classified as doubtful as soon as there is any doubt about the borrower’s capacity to meet its payment obligations to the bank. Where deemed necessary, an allowance for loan losses is determined on a per item basis, taking into account the value of collateral. The allowances for consumer loans are determined on a portfolio basis with a specific provision for each product being determined by the size of the portfolio and historical loss experience. New allowances and changes in existing allowances are recognized in the provision for loan losses in the income statement.

     ‘Non-performing’ loans are doubtful loans that are placed on a non-accrual basis, which means that the contractual interest is no longer recognized in the income statement. Such unrecognized interest is then either (i) booked into a suspense account, or (ii) if for administrative reasons it cannot be booked as a specific unpaid interest claim, it is booked directly into the specific allowance for loan losses. When actually received, interest on non-performing loans is only recognized as interest revenue if the principal is expected to be fully collected. Doubtful loans are not written off until it is clear that repayment of principal can be ruled out.

     The fund for general banking risks aims to cover general risks related to credits. The related deferred tax assets are deducted from the fund.

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

ABN AMRO HOLDING N.V.

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

  Property and equipment

     Premises used in operations, including land, are stated at current value based on replacement cost. These current values are estimated on a rolling basis by external appraisers, whereby each year at least 10% of the bank’s buildings is appraised. The value of larger fittings is estimated once every five years. In the years in between, a building index is used for the properties concerned.

     Buildings, fixtures and fittings are fully depreciated by the straight-line method over their estimated useful life with a maximum of 50 years. Movements in value, net of tax, are credited or charged to shareholders’ equity on a permanent basis. Capital expenditures on rented premises are capitalized and also depreciated on a straight-line basis, taking into account the term of the lease.

     Building sites, commercial property projects and residential property under construction are stated at cost incurred, including interest and net of provisions as required. However, on large-scale, long term development projects on which the result can be reliably measured, the result is recognized in accordance with the percentage-of-completion method.

     Unsold property, held for sale is stated at the lower of cost, including interest, during the construction phase and the estimated proceeds from sale.

ABN AMRO HOLDING N.V.

     Investment property is stated at fair value whereby all changes in the fair value are taken into the income statement.

     Equipment, computer installations, software bought from third parties and the costs of internally developed software, which relates to the development stage, are stated at cost less straight-line depreciation over the estimated useful life, namely:

  Equipment 5 to 12 years;

  Computer installations 2 to 5 years;

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

     To determine the pension costs, the expected return on the plan assets is included in the calculation. Differences between the expected and actual return on the plan assets, as well as actuarial changes, are only recorded in the income statement if the total of these accumulated differences and changes exceeds a corridor of 10% of the largest of obligations under the plan or the fair value of the related plan assets. The part that exceeds the corridor is taken to the income statement over the members’ remaining years of service. Additions in defined benefit obligations resulting from revised plans regarding prior-service periods (prior-service cost) are also not recognized immediately in the period these benefits are vested but taken to the income statement over the members’ remaining years of service. Any differences thus calculated between the pension costs and the contributions payable are accounted for as provision or prepayments. If the accumulated benefit obligation (the defined benefit obligation without considering future salary increases) exceeds the fair value of the plan assets of the pension fund, an additional liability (provision for pension obligations) may be required. This will be the case if this excess is greater than the provision for pension obligations already accounted for, taking into account the method described above.

     If an additional provision for pension obligations is recognized, an equal amount, but not an amount which exceeds the amount of unrecognized prior-service cost, is recognized as an intangible asset. Any amount not recognized as an intangible asset will be charged to shareholders’ equity. Obligations relating to the early retirement of employees are treated in this context as pension obligations.

     In the case of defined contribution plans, contributions owing are charged directly to the income statement in the year to which they relate.

ABN AMRO HOLDING N.V.

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

ABN AMRO HOLDING N.V.

Consolidated balance sheet at December 31, 2004 and 2003
(in millions of €)

	2004	2003

Assets
Cash 1	17,794	12,734
Short-dated government paper 2,5	16,578	9,240
Banks 3	83,710	58,800
Loans to public sector	5,967	5,489
Loans to private sector	233,815	234,776
Professional securities transactions	59,269	56,578

Loans 4	299,051	296,843
Interest-earning securities 5	133,869	132,041
Shares 5	25,852	16,245
Participating interests 6	2,309	2,629
Property and equipment 7	6,798	7,204
Other assets 8	15,338	16,548
Prepayments and accrued income 9	7,324	8,153

	608,623	560,437

Liabilities
Banks 10	132,732	110,887
Savings accounts	74,256	73,238
Deposits and other client accounts	178,640	168,111
Professional securities transactions	40,661	48,517

Total client accounts 11	293,557	289,866
Debt securities 12	82,926	71,688
Other liabilities 8	43,040	33,207
Accruals and deferred income 9	9,776	11,840
Provisions 13	13,553	11,146

	575,584	528,634
Fund for general banking risks 14	1,149	1,143
Subordinated debt 15	12,639	13,900
Shareholders’ equity 16	14,972	13,047
Minority interests 17	4,279	3,713

Group equity	19,251	16,760
Group capital	33,039	31,803

	608,623	560,437

Contingent liabilities 23	46,464	42,838
Committed facilities	145,092	119,675

Numbers stated against items refer to the notes.

ABN AMRO HOLDING N.V.

Consolidated income statement for 2004, 2003 and 2002
(in millions of €)

	2004	2003	2002

Revenue
Interest revenue	23,196	23,529	27,370
Interest expense	13,530	13,806	17,525

Net interest revenue 26	9,666	9,723	9,845
Revenue from securities and participating interests 27	1,620	269	369
Commission revenue	5,452	5,160	5,421
Commission expense	702	696	782

Net commissions 28	4,750	4,464	4,639
Results from financial transactions 29	2,288	1,993	1,477
Other revenue 30	1,469	2,344	1,950

Total non-interest revenue	10,127	9,070	8,435

Total revenue	19,793	18,793	18,280

Expenses
Staff costs 31	7,764	7,080	7,407
Other administrative expenses 32	4,962	4,575	4,647

Administrative expenses	12,726	11,655	12,054
Depreciation 33	961	930	1,094

Operating expenses	13,687	12,585	13,148
Provision for loan losses 34	653	1,274	1,695
Value adjustments to financial fixed assets 36	2	16	49

Total expenses	14,342	13,875	14,892
Operating profit before taxes	5,451	4,918	3,388
Taxes 37	1,071	1,503	973

Group profit after taxes	4,380	3,415	2,415
Minority interests 38	271	254	208

Net profit	4,109	3,161	2,207

Earnings per ordinary share 40	2.45	1.94	1.39
Fully diluted earnings per ordinary share 40	2.45	1.93	1.38
Dividend per ordinary share	1.00	0.95	0.90

Numbers stated against items refer to the notes.

ABN AMRO HOLDING N.V.

Consolidated cash flow statement for 2004, 2003 and 2002
(in millions of €)

	2004	2003	2002

Group profit	4,380	3,415	2,415
Depreciation	961	930	1,006
Provision for loan losses	653	1,274	1,695
Movement in provisions	953	287	(723)
Movement in interest receivable	513	(1,236)	2,277
Movement in interest payable	(1,065)	2,092	(1,387)
Movement in current tax	401	226	331
Other accruals and deferrals	350	908	91
Government paper and securities, trading	(20,876)	(6,546)	(2,311)
Other securities	(2,149)	(1,500)	3,865
Banks, other than demand deposits	355	839	1,238
Loans	(19,724)	(4,638)	1,888
Professional securities transactions (included in loans)	(3,498)	(4,158)	5,890
Total client accounts	19,735	14,741	(3,451)
Professional securities transactions (included in total client accounts)	(5,644)	6,661	4,658
Debt securities, excluding debentures and notes	(2,744)	(4,616)	1,324
Other assets and liabilities	7,996	(10,673)	(14)

Net cash flow from operations / banking activities	(19,403)	(1,994)	18,792
Purchase of securities for investment portfolios	(73,810)	(151,771)	(144,584)
Sale and redemption of securities from investment portfolios	75,224	148,015	122,697

Net inflow/(outflow)	1,414	(3,756)	(21,887)
Investments in participating interests	(322)	(1,010)	(479)
Sale of investments in participating interests	2,680	364	280

Net inflow/(outflow)	2,358	(646)	(199)
Capital expenditure on property and equipment	(1,046)	(1,563)	(1,292)
Sale of property and equipment	186	491	497

Net outflow	(860)	(1,072)	(795)

Net cash flow from investment activities	2,912	(5,474)	(22,881)
Increase in group equity	2,049	1,281	106
Repayment of preference shares	(1,911)	(1,258)	0
Issue of subordinated debt	50	1,025	114
Repayment of subordinated debt	(797)	(164)	(964)
Issue of debentures and notes	25,525	19,426	8,815
Repayment of debentures and notes	(8,462)	(10,236)	(7,349)
Cash dividends paid	(964)	(915)	(999)

Net cash flow from financing activities	15,490	9,159	(277)

Cash flow	(1,001)	1,691	(4,366)

For details refer to note 43.

ABN AMRO HOLDING N.V.

Changes in shareholders’ equity in 2004, 2003 and 2002
(in millions of €)

	2004	2003	2002

Ordinary shares
Opening balance	919	890	862
Exercised options and warrants	2	—	2
Conversion of convertible preference shares	—	1	1
Stock dividends	33	28	25

Closing balance	954	919	890
(Convertible) Preference shares
Opening balance	813	814	815
Conversion	—	(1)	(1)
Redemption and issuance	(46)	—	—

Closing balance	767	813	814
Share premium account
Opening balance	2,549	2,543	2,504
Exercised options and conversion	48	1	63
Conversion of convertible preference shares	—	1	1
Release from general reserve due to staff options	1	32	—
Stock dividends	(33)	(28)	(25)

Closing balance	2,565	2,549	2,543
General reserve and reserves prescribed by law
Opening balance	11,166	8,933	8,161
Net profit	4,109	3,161	2,207
Preferred dividends	(43)	(45)	(46)
Cash dividends paid	(694)	(655)	(599)
Goodwill and dilution of minority participating interest	30	(425)	(201)
Impact change in accounting policy pension costs	—	—	(430)
Addition to share premium account due to staff options	(1)	(32)	—
Addition to / release from provision pension obligations	(479)	14	(374)
Realized revaluations from revaluation reserve	—	—	186
Other	(212)	215	29

Closing balance	13,876	11,166	8,933
Revaluation reserves
Opening balance	283	124	355
Realized revaluations to general reserve	—	—	(186)
Revaluations	(79)	159	(45)

Closing balance	204	283	124
Exchange differences reserve
Opening balance	(2,564)	(2,098)	(476)
Currency translation differences	(198)	(466)	(1,622)

Closing balance	(2,762)	(2,564)	(2,098)
Treasury stock
Opening balance	(119)	(125)	(123)
Increase (decrease)	(513)	6	(2)

Closing balance	(632)	(119)	(125)

Total shareholders’ equity	14,972	13,047	11,081

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT
(unless otherwise stated, all amounts are in millions of €)

1 Cash

     This item includes legal tender and demand deposits with central banks in countries in which the bank has a presence.

2 Short-dated government paper

     This item includes securities issued by public authorities, such as treasury paper, with original terms of two years or less, provided they can be refinanced with a central bank.

3 Banks (assets)

     This item includes receivables, including reverse repos and sell-back transactions, from credit institutions, central banks and multilateral development banks not already recognized in cash. Securitized receivables are included in interest-earning securities or shares.

     The following table is a breakdown of Banks (assets):

Banks (assets)	As at December 31,

	2004	2003	2002

Reverse repos and sell-back transactions	64,372	40,922	27,644
Demand deposits	3,954	4,299	4,692
Time deposits	11,484	9,831	7,135
Loans to banks	3,900	3,748	2,453

Total Banks (assets)	83,710	58,800	41,924

4 Loans and credit risk

     This item includes amounts receivable in connection with loans, including professional securities transactions, insofar as these are not recognized in the banks item. Securitized receivables are included in interest-earning securities or shares.

     In granting facilities and loans, the bank incurs a credit risk, i.e. the risk that the receivable will not be re-paid. This primarily concerns the balance sheet items banks, loans and interest-earning securities and off-balance sheet items. Concentration of credit risk could result in a material loss for the bank if a change in economic circumstances were to affect a whole industry or country.

Sector analysis of loans	2004	2003

Public sector	5,972	5,494
Commercial	127,381	130,983
Retail	109,345	107,706
Professional securities transactions	59,269	56,578
Allowances for loan losses and sovereign risks	(2,916)	(3,918)

Loans	299,051	296,843

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

   Collateral for private sector loans

     Collateral is frequently demanded in connection with lending operations. The following tables analyze private sector loans by type of collateral. Unsecured loans also include loans for which the bank has the right to require collateral.

Private sector loans by type of collateral	2004	2003

Commercial
Public authority guarantees	8,103	11,382
Mortgages	23,994	28,074
Securities	791	1,006
Bank guarantees	3,305	3,113
Other types of collateral and unsecured	91,188	87,408

Total commercial loans	127,381	130,983

Retail
Public authority guarantees	151	50
Mortgages	82,700	80,794
Other types of collateral and unsecured	26,494	26,862

Total retail loans	109,345	107,706

Commercial loans by industry	2004	2003

Agriculture, mining and energy	11,700	11,202
Manufacturing	23,925	27,980
Construction and real estate	22,539	19,025
Wholesale and retail trade	16,443	18,329
Transportation and communications	12,387	12,966
Financial services	19,967	21,188
Business services	10,310	10,565
Education, health care and other services	10,110	9,728

Total commercial loans	127,381	130,983

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

Loans by region		2004	2003

Netherlands
Public sector		1,025	1,128
Commercial		54,053	52,990
Retail		87,701	84,382
Professional securities transactions		1,370	1,268

Total Netherlands		144,149	139,768

North America
Public sector		792	898
Commercial		35,474	38,185
Retail		12,817	14,668
Professional securities transactions		34,668	38,372

Total North America		83,751	92,123

Rest of the world
Public sector		4,155	3,468
Commercial		37,854	39,808
Retail		8,827	8,656
Professional securities transactions		23,231	16,938

Total Rest of the world		74,067	68,870

Total		301,967	300,761

Movements in allowances for loan losses	2004	2003	2002

Opening balance	4,012	4,129	4,500
Currency translation differences and other movements	(816)	(331)	(590)
Write-offs	(1,157)	(1,343)	(1,711)
Recoveries	170	246	142

	2,209	2,701	2,341
Unrecognized interest	78	71	107
New and increased specific provisions	1,288	1,856	2,447
Releases of specific provisions	(478)	(370)	(624)
Recoveries	(170)	(246)	(142)

Net increase	640	1,240	1,681

Closing balance	2,927	4,012	4,129

Allowances for loan losses and sovereign risk	2004	2003	2002

Allowances for loans losses	2,927	4,012	4,129
Allowances for sovereign risk	219	215	181

Total	3,146	4,227	4,310

Allowances can be analyzed by balance sheet item as follows:
Loans	2,916	3,918	4,038
Banks	3	8	8
Interest-earning securities	201	243	217
Other	26	58	47

Total	3,146	4,227	4,310

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

Analysis of sovereign risk exposure and allowances at December 31, 2004	Exposure	Risk allowances

Latin America and the Caribbean	300	195
Other countries	27	24

Total	327	219

Movements in sovereign risk allowances	2004	2003	2002

Opening balance	215	181	345
Currency translation differences	(12)	(7)	(42)
Provision for loan losses	13	34	14
Other movements	3	7	(136)

Closing balance	219	215	181

     Allowances for sovereign risks are charged to loans and interest-bearing securities.

   Leasing

     Loans include lease agreements in which ABN AMRO is the lessor.

     Future minimum finance lease installments are scheduled to mature as follows:

Lease installments due

Within one year	775
After one year and within five years	1,970
After five years	1,534

Total	4,279

Total of unearned financing income	460

Residual value (not guaranteed) in favor of lessor	796

Other

     The loans item includes subordinated debt amounting to € 41 million (2003: € 35 million), as well as loans securitized by the bank amounting to € 7.8 billion (2003: € 10.5 billion) in consideration of which debt paper issued is included in the balance sheet.

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

     These balance sheet items can be analyzed as follows:

Securities	2004	2003

Investment portfolios	92,906	95,446
Trading portfolios	70,491	51,180
Short-dated government paper	369	790
Other bank paper	5,085	3,501
Other securities	4,969	4,040
Other shares	995	938
Equity participations	1,484	1,631

Total securities	176,299	157,526

of which:

Securities	Listed		Unlisted

	2004	2003	2004	2003

Public authority paper	70,354	71,014	21,477	14,743
Other interest-earning securities	28,005	23,086	30,611	32,438
Shares	22,405	13,983	3,447	2,262

Total securities	120,764	108,083	55,535	49,443

     Listed securities include all securities which are traded on any stock exchange. Third parties hold legal title to part of the securities included in the portfolios. This is related to securities sold with repurchase commitments € 9,178 million (2003: € 17,080 million) and securities lending transactions € 3,740 million (2003: € 3,004 million). In addition, ABN AMRO borrowed securities totaling € 15,984 million (2003: € 10,536 million). These securities are not recognized in the balance sheet. The item interest-earning securities includes securities of a subordinated nature totaling € 888 million (2003: € 554 million) and non-subordinated interest-earning securities issued by group companies totaling € 404 million (2003: € 197 million).

     As part of its securities brokerage activities, the bank also trades in ABN AMRO shares. In addition, shares were repurchased on the stock exchange in connection with staff options granted, Performance Share Plan and to cover positions with clients. At balance sheet date, the treasury stock position of group companies included 33.7 million ABN AMRO Holding N.V. ordinary shares. The corresponding amount of € 632 million has been deducted from reserves.

      An amount of € 57,170 million is scheduled for redemption in 2005.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

   Investment portfolios

     The following analysis shows the book value and the fair value of ABN AMRO’s investment portfolios. Fair value is based on quoted prices for traded securities and estimated market value for non-traded securities.

Investment portfolios		2004			2003

	Book value	Premiums or discounts	Fair value	Book value	Premiums or discounts	Fair value

Dutch government	4,243	57	4,446	4,749	77	4,895
US Treasury and US government
agencies	7,975	38	8,083	9,859	51	10,074
Other OECD governments	41,174	632	43,418	38,121	822	39,802
Mortgage-backed securities	14,441	118	14,626	21,707	348	22,276
Other interest-earning securities	20,280	10	20,643	15,998	24	16,424

Total interest-earning securities and
short-dated government paper	88,113	855	91,216	90,434	1,322	93,471
Shares	4,793		4,793	5,012		5,012

Total investment portfolios	92,906		96,009	95,446		98,483

     The following table analyzes interest earning investment securities by maturity and weighted average yield at December 31, 2004. Yields on tax exempt obligations have not been computed on a tax equivalent basis.

Interest-earning investment securities	Within 1 Year		After 1 Year and Within 5 Years		After 5 Years and Within 10 Years		After 10 Years

	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

Dutch government	145	0.69	2,499	4.00	1,571	4.65	85	4.71
U.S. Treasury and U.S.
government agencies	1,111	2.94	1,879	2.77	1,661	4.76	3,362	5.41
Other OECD governments	6,945	3.12	20,428	4.03	12,187	4.47	2,246	5.03
Mortgage-backed securities (1)	36	5.56	229	4.37	2,905	4.48	11,389	4.86
Other securities	4,633	3.70	6,823	4.29	5,561	3.92	3,273	4.28

Total amortized cost	12,870	3.22	31,858	4.01	23,885	4.38	20,355	4.87

Total market value	12,702		32,646		25,027		20,841

(1)	Maturity dates have been estimated based on historical experience.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

The book value of the investment portfolios developed during 2004 as follows:

Investment portfolios	Interest— Earning	Shares

Opening balance of investment portfolio	90,206	1,255
Movements:
Purchases	73,182	628
Sales	(57,354)	(733)
Redemptions	(17,137)	—
Acquisitions / dispositions	(47)	(35)
Revaluations	—	(3)
Currency translation differences	(2,476)	1
Other	760	(375)

Closing balance of investment portfolio	87,134	738
Closing balance of policyholder accounts	979	1,218

Total investment portfolios	88,113	1,956

Revaluations included in closing balance	—	2

     Premiums and discounts on the investment portfolios are amortized. The purchase price of the investment portfolios, including unamortized amounts from replacement transactions, was € 129 million above the redemption value.

   Trading portfolios

      The following table analyzes the composition of the trading portfolios.

Trading portfolios	2004	2003

Dutch government	553	2,219
US Treasury and US government agencies	5,760	8,212
Other OECD governments	28,320	19,242
Other interest-earning securities	17,278	12,843

Total interest-earning securities	51,911	42,516
Shares	18,580	8,664

Total trading portfolios	70,491	51,180

   Other securities

      The following table analyzes the book value and fair value of other securities.

Other securities	2004		2003

	Book value	Fair value	Book value	Fair value

Short-dated government paper	369	370	790	788
Other bank paper	5,085	5,100	3,501	3,501
Other securities	4,969	5,024	4,040	4,075

Total interest-earning securities	10,423	10,494	8,331	8,364
Shares and equity participations	2,479	2,712	2,569	2,455

Total other securities	12,902	13,206	10,900	10,819

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

6 Participating interests

      This item includes equity participations held on a long-term basis for the purpose of business operations.

Participating interests	2004	2003

Credit institutions	1,359	1,661
Other participating interests	950	968

Total participating interests	2,309	2,629

Developments in participating interests	2004	2003

Opening balance	2,629	2,166
Movements:
Purchases / increases	133	887
Sales / reductions	(465)	(127)
Revaluations	8	83
Share in results of significant participations interest	62	12
Dividends received from significant participations interest	(59)	(7)
Currency translation differences	(55)	(184)
Other	56	(201)

Closing balance	2,309	2,629

Revaluations included in closing balance	10	84

     Participating interests with official stock exchange listings represented a book value of € 869 million (2003: € 1,225 million).

7 Property and equipment

Property and equipment	2004	2003

Property used in operations	2,869	3,167
Other property	2,436	2,455
Equipment	1,493	1,582

Total property and equipment	6,798	7,204

     At December 31, 2004 € 404 million (2003: € 385 million) of internally-generated software was capitalized under equipment.

		Property

Developments in property and equipment	Total	Used in operations	Other	Equipment

Opening balance	7,204	3,167	2,455	1,582
Movements:
Purchases	1,046	233	55	758
Sales	(186)	(93)	(26)	(67)
Revaluations / devaluations	(32)	(32)	—	—
Depreciation	(961)	(153)	(2)	(806)
Acquisitions / dispositions	(481)	(99)	(280)	(102)
Currency translation differences	(93)	(47)	(25)	(21)
Other (1)	301	(107)	(259)	149

	(406)	(298)	(19)	(89)

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

		Property

Developments in property and equipment	Total	Used in operations	Other	Equipment

Accumulated amounts:
Replacement cost	11,279	4,248	2,441	4,590
Depreciation	(4,481)	(1,379)	(5)	(3,097)

Closing balance	6,798	2,869	2,436	1,493

Revaluations included in closing balance	101	101	—	—

(1)	Other of Other property comprises the net increase from property development activities.

     Legal title to property and equipment totaling € 10 million (2003: € 27 million) is held by third parties.

     Payables with respect to finance lease agreements are € 30 million, of which computers € 29 million and equipment € 1 million.

8 Other assets and other liabilities

     These items include those amounts which are not of an accrued or deferred nature or which cannot be classified with any other balance sheet item. This concerns, for example, current tax assets € 582 million (2003: € 267 million) and current tax liabilities € 1,708 million (2003: € 992 million), deferred tax assets € 1,360 million (2003: € 1,201 million), an intangible asset on account of unrecognized prior-service pension costs € 316 million (2003: € 368 million), options, servicing rights € 1,662 million (2003: € 1,009 million), precious metals and other goods, balances of payment transactions still to be settled, short securities positions and market value of interest rate and currency contracts as part of trading activities. Options on behalf of customers are also included € 169 million (2003: € 267 million). In general, the amounts payable and receivable included in these balance sheet headings are due within one year. The aforementioned deferred tax liabilities, the servicing rights and the intangible asset related to prior-year service costs are an exception to this.

9 Prepayments and accrued income and accruals and deferred income

     These items include revenue and expenses recognized in the period under review but whose actual receipt or payment falls in a different period, as well as the total net difference between contract rates and spot rates on foreign exchange hedging operations.

10 Banks (liabilities)

     This item comprises debts, including amounts on account of repos and buy-back transactions, to credit institutions, central banks and multilateral development banks.

Banks (liabilities)	2004	2003

Repos and buy-back transactions	56,351	33,672
Demand deposits	17,521	13,954
Time deposits	50,976	52,015
Loans from banks	7,884	11,246

Total banks (liabilities)	132,732	110,887

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

11 Total client accounts

     This item includes total client balances held in current accounts, savings accounts and deposits, as well as debts on account of professional securities transactions and non-subordinated private loans.

Total client accounts	2004	2003

Savings accounts	74,256	73,238
Corporate deposits	79,482	81,636
Professional securities transactions	40,661	48,517
Other client accounts	99,158	86,475

Total client accounts	293,557	289,866

12 Debt securities

      This item includes non-subordinated debt and other negotiable interest-bearing debt securities.

Debt securities	2004	2003

Debentures and notes	63,812	50,997
Cash notes, savings certificates and bank certificates	3,720	4,590
Certificates of deposit and commercial paper	15,394	16,101

Total debt securities	82,926	71,688

     The debentures are issued principally in the Dutch capital market and the Euromarket and are denominated mostly in Euros and US dollars. The commercial paper programme is conducted mainly in the United States and is denominated in US dollars. The other debt securities are instruments used in markets in which ABN AMRO is active and are usually denominated in local currencies.

     At December 31, 2004, debt securities denominated in Euros amounted to € 48,024 million and those denominated in US dollars to € 23,899 million.

     At December 31, 2004 the debentures and notes, originally issued in the Dutch capital market, included € 20,877 million of variable rate obligations. In addition, € 10,660 million of the debentures and notes had been converted into variable rate obligations through the use of asset-liability management derivative contracts. The average interest rate on the debentures and notes, adjusted to reflect the effect of asset-liability management derivative contracts at year-end 2004, was 3.13% .

Maturity analysis of debt securities	2004	2003

Within one year	28,979	31,927
After one and within two years	7,983	9,000
After two and within three years	9,048	4,014
After three and within four years	5,329	4,224
After four and within five years	7,402	2,782
After five years	24,185	19,741

Total debt securities	82,926	71,688

13 Provisions

Provisions	2004	2003

Provision for deferred tax liabilities (see note 37)	1,229	1,061
Provision for pension obligations (including early retirement)	1,284	706
Provision for contributions to health insurance after retirement	362	329
Other staff provisions	448	357

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

Provisions	2004	2003

Insurance fund liabilities	8,843	7,845
Restructuring charge	752	181
Other provisions	635	667

Total provisions	13,553	11,146

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

      Provisions are generally long-term in nature.

Developments in provisions	Other staff provisions	Restructuring	Other provisions

Opening balance	357	181	667

Movements:
Acquisitions / dispositions	(6)	-	(125)
Additions from income statement	332	681	265
Expenses charged to provisions	(256)	(109)	(219)
Currency translation differences	(9)	(1)	3
Other	30	-	44

Closing balance	448	752	635

     The following tables summarize the change in benefit obligations and plan assets of the main pension plans and other employee benefit plans based on FAS 87 and FAS 106 as well as the funded status of the plans.

Developments in benefit obligations	Pension	Health insurance contribution

Opening balance	9,307	561

Movements in projected benefit obligations:
Service cost	306	18
Interest cost	506	32
Employee contributions / refunds	14	-
Actuarial (gain) / loss	962	192
Benefits paid	(300)	(17)
Acquisitions / dispositions	(85)	-
Plan amendments	7	-
Settlement / curtailment	(4)	-
Currency translation differences	(14)	(26)
Other	16	-

Closing balance	10,715	760

Developments in plan assets	Pension	Health insurance contribution

Opening balance	7,988	44

Movements in plan assets:
Actual return on plan assets	629	5
Employee contributions / refunds	14	-
Employer’s contribution	623	17
Benefits paid	(285)	(2)
Acquisitions / dispositions	(133)	(18)
Currency translation differences	(69)	-
Others	(13)	-

Closing balance (fair value)	8,754	46

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

Funded status	Pension	Health insurance contribution

Funded status / (deficits)	(1,961)	(714)
Unrecognized net actuarial (gain) / loss	2,233	309
Unrecognized prior-service cost	336	16
Unrecognized transition obligation	(2)	27

Prepaid / (accrued)benefit cost	606	(362)

     The weighted averages of the main actuarial assumptions used to determine the value of the provisions for pension obligations and contributions to health insurance as at December 31, were as follows:

	2004	2003

Pensions:
Discount rate	4.7%	5.5%
Expected increment in salaries	2.6%	2.6%
Expected return on investments	7.0%	7.2%

Health insurance:
Discount rate	5.2%	6.0%
Average rise in the costs of health care	6.8%	6.2%

     The expected return on investments regarding pension obligations is weighted on the basis of the fair value of these investments. All other assumptions are weighted on the basis of the defined benefit plan obligations.

      For the pension plans in the Netherlands, the target and actual allocation of the plan assets were as follows:

Plan assets ABN AMRO Pension Fund	2004 Target allocation	2004	2003

Plan asset category
Equity securities	48%	47.7%	50%
Debt securities	50%	50.2%	50%
Real estate	1%	0.2%
Other	1%	1.9%

Total	100%	100%	100%

      The total plan assets held by the Pension Fund do not include direct investments in ABN AMRO.

Forecast of Benefits Payments
2005	289
2006	297
2007	315
2008	331
2009	351
Years after 2009	2,111

     The employer’s contribution expected to be paid to the ABN AMRO Pension Fund in 2005 amounts to € 506 million.

ABN AMRO HOLDING N.V.

     NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

      Unrecognized service cost refers to the additional pension obligations resulting from the lowering of the retirement age to 62 years for the employees in the Netherlands with effect from January 1, 2000, and will be amortized over the average remaining years of service of the employees.

     For the pension plans in the Netherlands and the United Kingdom, accumulated pension obligations (excluding future salary increases) exceeded the value of pension plan assets by € 1,050 million as at December 31, 2004. Taking into account a receivable from the Pension Fund, an additional obligation of € 1,550 million has been provided for, of which € 1,234 million (net € 846 million) has been charged to shareholders’ equity and € 316 million is recognized as an intangible asset under Other assets.

     Assumptions relating to movements in health care significantly affect the amounts disclosed for contributions to post-retirement health care. An increase of 1% in the assumed movement in the costs of health care would result in the accumulated obligation for other post-retirement benefits increasing by approximately € 172 million as at December 31, 2004, and the net period costs of other post-retirement benefits for 2004 going up by € 21 million. Conversely, a decrease of 1% in the assumed movement of the costs of health care would result in the two latter amounts declining by approximately € 130 million and € 14 million, respectively.

14 Fund for general banking risks

     The fund for general banking risks covers general risks associated with lending. The fund is net of tax and forms part of tier 1 capital.

Fund for general banking risks	2004	2003

Opening balance	1,143	1,255

Movements:
Currency translation differences	6	(112)

Closing balance	1,149	1,143

15 Subordinated debt

     This item includes subordinated debentures and loans which, according to the standards applied by the Dutch central bank, qualify for the consolidated capital adequacy ratio. It comprises debt, subordinated to all other current and future liabilities of ABN AMRO Bank N.V, amounting to € 8,170 million (2003: € 8,840 million), as well as subordinated borrowings of its consolidated participating interests € 4,469 million (2003: € 5,060 million). In general, early repayment, in whole or in part, is not permitted. The average interest rate on subordinated debt was 5.6% .

Subordinated debt – Maturity analysis	2004	2003

Within one year	1,086	442
After one and within two years	1,115	1,118
After two and within three years	1,364	1,136
After three and within four years	668	1,380
After four and within five years	1,546	695
After five years	6,860	9,129
of which
Preference shares qualifying as tier 1 capital	1,552	1,680
Other perpetual	2,000	2,136

Total subordinated debt	12,639	13,900

     Subordinated debt as at December 31, 2004 was denominated in Euros to an amount of € 7,227 million and in US dollars to an amount of € 5,322 million, and included € 2,952 million of variable rate obligations.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

16 Shareholders’ equity

Shareholders’ equity	2004	2003	2002

Share capital	1,721	1,732	1,704
Reserves	13,883	11,434	9,502
	15,604	13,166	11,206
Treasury stock	(632)	(119)	(125)

Total shareholders’ equity	14,972	13,047	11,081

      For further information, refer to the section on changes in shareholders’ equity on page F-11.

  Share capital

     The authorized share capital of ABN AMRO Holding N.V. amounts to € 4,704,000,224 face value and consists of four billion and four hundred ordinary shares, four billion convertible financing preference shares and one hundred million convertible preference shares.

     The issued and paid-up share capital is made up of the following numbers of shares:

Ordinary shares (face value € 0.56)	1,702,888,861
Convertible financing preference shares (face value € 0.56)	1,369,815,864
(Formerly convertible) preference shares (face value € 2.24)	44,988

     On December 31, 2004, 33,686,644 ordinary shares were repurchased in connection with the Performance Share Plan and future exercise of staff options.

     Within the scope of the adaptation of our corporate governance the registered preference shares outstanding at the end of 2003 with a defense function were cancelled and new registered convertible preference financing shares were issued that perform no defense function; the dividend has been fixed with effect from 1 October 2004 at 4.65% of the face value. This percentage will be adjusted on 1 January 2011 in the manner stipulated in the articles of association.

     The dividend on the preference shares, which were convertible until October 31, 2003, has been fixed at January 1, 2004 at € 0.95 per share per annum until the end of 2013.

  Reserves

Reserves	2004	2003	2002

Share premium account	2,565	2,549	2,543
Revaluation reserves	204	283	124
Other reserves prescribed by law	280	280	297

General reserve	13,255	10,550	8,336
Expected final cash dividend to be paid to holders of ordinary shares	341	336	300
Exchange differences reserve	(2,762)	(2,564)	(2,098)

Other reserves	10,834	8,322	6,538

Total reserves	13,883	11,434	9,502

     The share premium account is mainly regarded as paid-up capital for tax purposes. The share premium account relating to (formerly convertible) preference shares amounts to € 1 million (2003: € 1 million; 2002: € 14 million).

     Due to dispositions and depreciation, € 105 million of the revaluation reserves is regarded as realized. The remaining part is regarded as a legal reserve.

      The expected stock dividend percentage (59%) for the final dividend was taken into consideration.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

  Staff options

     For the Managing Board members, other top executives and some 4,390 employees of ABN AMRO directly reporting to the banks’ top executives (key employees), share options are an integral part of their compensation. Next to it, at a limited scale, staff in the Netherlands are offered the opportunity to acquire share options. In 2004, approximately 9,000 employees exercised the right to take share options. The exercise price of all staff options is equal to the average of the highest and lowest ordinary share price quoted on Euronext Amsterdam on the date of grant. With effect from 2002, options awarded to the Managing Board and other (top) executives are of a conditional nature. The options cannot be exercised for at least three years from the date of grant and then only if specific performance indicators have been achieved in the intervening period. If the criteria are not met, the test may be applied in up to three subsequent years. If they are not met at all within six years from the date of grant, the options will lapse. The total term of the options amounts to ten years. With effect from 2004, only one performance condition has to be met before the end of the three year period.

     The non-conditional options are not exercisable during the first three years from the date of grant. Open periods have been established for top executives and other designated persons. This category of staff is not permitted to exercise their options outside the open periods, except on the expiration date and the preceding five working days, subject to certain conditions.

     In 2002, 2003 and 2004, the price of options exercised ranged from € 12.52 to € 24.32. If fully exercised, the options at year-end 2004 would have increased the number of ordinary shares by 63.1 million (see following analysis).

Year of expiration	Staff options (in thousands)	Average exercise price (in €)	Low/high exercise price (in €)

2005	5,624	21.19	17.95-24.11
2007	4,467	21.30	21.30
2008	9,508	22.72	22.34-23.14
2009	4,412	20.42	20.42
2010	898	15.06	15.06
2011	495	17.12	17.12
2012	9,500	19.12	17.46-19.53
2013	13,757	14.45	14.45-14.65

2014	14,389	18.86	18.86

Total	63,050	18.94	14.45-24.11

Developments in staff options	2004		2003

	Staff options (in thousands)	Average exercise price (in €)	Staff options (in thousands)	Average exercise price (in €)

Opening balance	59,149	19.30	58,334	21.31

Movements:
Options granted to Managing Board members	576	18.86	608	14.45
Options granted to other top executives	6,175	18.86	8,039	14.45
Other options granted	8,254	18.76	6,249	14.54
Options exercised	(3,160)	18.10	(362)	17.34
Options expired and cancelled	(7,944)	21.66	(13,719)	22.68

Closing balance	63,050	18.94	59,149	19.30

Of which conditional	37,646	17.31	23,756	16.36
Of which vested and in the money	1,551	17.95	3,150	18.10
Of which hedged	28,837	18.06	488	17.00

      If all vested rights would be exercised, shareholders’ equity would increase by an amount of € 432 million.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

     Deliveries on options exercised in 2004 were made from share repurchases on the date of grant (497,512 shares) and from new shares issued on the exercise date (2,662,183).

     If ABN AMRO had based the cost of staff options granted in 2004 at the fair value of the options at the date of grant instead of the intrinsic value of the options, net profit and earnings per ordinary shares would have been € 55 million and € 0.03 lower respectively.

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

Minority interests	2004	2003	2002

Non-cumulative preference shares
Trust preferred shares with fixed dividend	2,408	2,170	2,382
Other shares with fixed dividend	259	319	384
Other shares with dividend step-up	37	40	270
Other minority interests	1,575	1,184	774

Total	4,279	3,713	3,810

Developments in minority interests	2004	2003	2002

Opening balance	3,713	3,810	4,556

Movements:
Currency translation differences	(227)	(572)	(732)
Acquisitions / disposition	(30)	9	—
Extension	367	439	—
Issuance of preference shares	1,447	1,290	—
Redemption / repurchase of preference shares	(1,057)	(1,258)	—
Other	66	(5)	(14)

Closing balance	4,279	3,713	3,810

     With respect to the minority interest in ABN AMRO Real held by the seller of Banco Sudameris Brasil, ABN AMRO has a call option and the holder of the minority interest has a put option to convert before June 2007 the minority interest into ABN AMRO Holding ordinary shares. The exercise price of this option is equal to 1.82 times the net asset value of ABN AMRO Real shares at time of exercise.

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

ABN AMRO HOLDING N.V.

     NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

      The following table analyses actual capital and the minimum standard in accordance with supervisory requirements.

	2004		2003

	Required	Actual	Required	Actual

Total capital	18,510	26,048	17,902	26,254
Total capital ratio	8.0%	11.26%	8.0%	11.73%
Tier 1 capital	9,255	19,818	8,951	18,236
Tier 1 capital ratio	4.0%	8.57%	4.0%	8.15%

19 Accounts with participating interests

     Amounts receivable from and payable to participating interests included in the various balance sheet items totaled:

	2004	2003

Banks (assets)	6	6
Loans	134	584
Banks (liabilities)	171	143
Total client accounts	279	257

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

Maturity analysis (in € billions)	On demand	≤ 3 months	> 3 m ≤ 1 yr	> 1 yr ≤ 5 yr	> 5 yr

Banks (liabilities)	25	81	8	10	9
Savings accounts	27	41	3	3	0
Deposits and other client accounts
(including professional securities transactions)	111	81	12	7	8
Debt securities	0	21	8	30	24
Subordinated debt	0	0	1	5	7
Banks (assets)	6	55	9	4	10
Loans
(including professional securities transactions)	17	102	30	67	83

21 Currency position

     Of total assets and total liabilities, amounts equivalent to € 420 billion and € 424 billion respectively are denominated in currencies other than the Euro. Positions arising from balance sheet items are generally hedged by foreign exchange contracts not included in the balance sheet. The actual currency positions arising out of the bank’s proprietary foreign exchange dealing activities are of limited size. Part of the currency positions, in respect of operations outside the Netherlands is used to offset movements in required capital for foreign currency risk-bearing assets, which is also due to exchange rate fluctuations. Similar reasoning lies behind the policy of issuing preferred stock and subordinated debt in foreign currencies.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

22 Collateral provided

     In connection with collateral provided for specific liabilities and off-balance sheet commitments, as well as for transactions in financial markets, specific assets are not freely available. This relates to cash (€ 7.3 billion), securities (€ 15.9 billion) and loans (€ 32.3 billion). Collateral has been provided for liabilities included in banks (€ 15.9 billion), debt securities (€ 15.5 billion) and client accounts (€ 3.9 billion).

23 Contingent liabilities

	2004	2003

Commitments with respect to guarantees granted	42,398	39,434
Commitments with respect to irrevocable letters of credit	4,051	3,362
Commitments with respect to recourse risks arising from discounted bills	15	42

	46,464	42,838

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

Derivatives transactions (in € billions)		Notional amounts

		≤ 1 yr	> 1 yr ≤ 5 yr	> 5 yr	Total	Credit risk

Interest rate contracts
OTC	Swaps	728	2,214	134	3,076	58
	Forwards	188	17	0	205	0
	Options	230	304	9	543	2
Exchange-traded	Futures	207	23	0	230	—
	Options	41	—	—	41	—
Currency contracts
OTC	Swaps	387	59	26	472	22
	Forwards	489	16	0	505	11
	Options	112	7	0	119	2
Exchange-traded	Futures	4	1	—	5	—
	Options	4	—	—	4	—
Other contracts
OTC	Forwards/Swaps	15	85	24	124	1
	Options	8	10	2	20	1
Exchange-traded	Futures	6	0	—	6	—
	Options	16	6	0	22	—

Total derivative		2,435	2,742	195	5,372	97

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

Trading portfolio derivatives transactions in 2004		Market value		Average market value

	Notional amounts	Positive	Negative	Positive	Negative

Interest rate contracts
Swaps	3,175,631	59,547	56,521	54,350	52,494
Forwards	204,118	111	89	152	114
Options purchased	367,483	3,031	-	3,787	-
Options sold	221,267	-	2,434	-	3,241
Futures	227,114	-	-	-	-

Total interest rate contracts	4,195,613	62,689	59,044	58,289	55,849

Currency contracts
Swaps	520,951	24,066	22,597	15,202	14,278
Forwards	510,416	10,814	10,369	6,539	6,394
Options purchased	60,180	1,790	-	1,270	-
Options sold	58,915	-	1,357	-	1,084
Futures	4,765	-	-	-	-

Total currency contracts	1,155,227	36,670	34,323	23,011	21,756

Other contracts
Equity options purchased	20,499	1,797	-	1,422	-
Equity options sold	21,732	-	1,754	-	1,345
Other equity and commodity contracts	130,546	1,534	1,645	1,272	1,388

Total other contracts	172,777	3,331	3,399	2,694	2,733

Trading portfolio derivatives transactions in 2003		Market value		Average market value

	Notional amounts	Positive	Negative	Positive	Negative

Interest rate contracts	3,410,355	62,897	50,781	59,599	56,717
Currency contracts	812,819	28,580	25,185	17,943	19,166
Other contracts	105,490	2,297	1,056	2,102	1,366

		2004			2003
Hedging portfolio derivatives transactions		Market value			Market value

	Notional amounts	Positive	Negative	Notional amounts	Positive	Negative

Interest rate contracts
Swaps	152,894	2,085	2,736	184,610	2,260	3,779
Forwards	1,567	1	3	1,239	1	1
Options purchased	2,698	21	-	2,718	17	—
Futures	4,080	-	-	14,172	—	3

Total interest rate contracts	161,239	2,107	2,739	202,739	2,278	3,783

Currency contracts
Swaps	53,894	2,009	2,140	22,498	885	1,091
Forwards	9,839	234	203	11,757	362	345
Options purchased	1,252	13	-	1,440	24	—

Total currency contracts	64,985	2,256	2,343	35,695	1,271	1,436

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

Credit equivalent (in € billions)	2004	2003

Interest rate contracts	75.0	62.3
Currency contracts	50.5	41.7
Other contracts	18.9	7.7

	144.4	111.7
Effect of contractual netting	88.9	65.8

Unweighted credit equivalent	55.5	45.9

Weighted credit equivalent	12.2	9.1

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

     For 2005, investment in property and equipment is estimated at € 1.0 billion, of which ABN AMRO is already committed to an amount of € 183 million.

     Though ABN AMRO has sold a part of its loan portfolio, partly through credit-enhanced or non-credit enhanced securitization, it still holds legal title to some of these loans. In most cases these loans are also serviced by ABN AMRO. The bank also services loans granted by other institutions. The following table states the outstandings at December 31, 2004.

Legal title to loans sold	954
Loans serviced for third parties	139,763
Loans sold with credit enhancement	74

     Future rental commitments at December 31, 2004 for long-term lease contracts were as follows:

Within one year	125
After one year and within five years	349
After five years	408

26 Net interest revenue

     This item comprises interest revenue from loans, investments, other lending, interest expense on borrowings by ABN AMRO and client accounts, as well as the results from interest rate and foreign exchange contracts entered

ABN AMRO HOLDING N.V.

     NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

into for hedging purposes. Other revenue from loans is also included. Interest revenue from interest-earning securities, including short-dated government paper, amounted to € 5,199 million (2003: € 5,061 million). Interest expense on subordinated debt totaled € 761 million (2003: € 861 million).

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

Revenue from securities and participating interests	2004	2003	2002

Revenue from shares and equity participations	155	47	79
Revenue from participating interests	1,465	222	290

Total revenue from securities and participating interests	1,620	269	369

     The 2004 figures include the profit on the sale of LeasePlan Corporation, amounting to € 838 million and on Bank of Asia amounting to € 213 million.

28 Net commissions

     This item includes revenue from securities brokerage, domestic and international payments, asset management, insurance, guarantees, leasing and other services. Amounts paid to third parties are shown as commission expense.

Net commissions	2004	2003	2002

Securities brokerage	1,268	1,108	1,269
Payment services	1,332	1,237	1,348
Asset management and trust	917	813	862
Insurance	105	121	165
Guarantees	215	199	170
Leasing	145	175	185
Other	768	811	640

Total commissions	4,750	4,464	4,639

29 Results from financial transactions

     This includes results from securities trading, foreign exchange dealing and derivatives transactions. The category Other includes currency translation differences on investments - other than those included in tangible fixed assets - in operations in hyper-inflationary countries and results from transactions in connection with hedging of the foreign currency profit.

	2004	2003	2002

Securities trading	221	338	492
Foreign exchange dealing	632	671	679
Derivatives transactions	677	553	388
Private equity	351	142	(191)
Other	407	289	109

Total result from financial transactions	2,288	1,993	1,477

30 Other revenue

     This includes revenue from mortgage banking activities, including both mortgage servicing rights and mortgage origination, property development, other revenue from leasing activities and results from the insurance companies forming part of the Group.

ABN AMRO HOLDING N.V.

     NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

     Other revenue can be broken down as follows:

Other revenue	2004	2003	2002

Mortgage banking activities	372	1,243	978
Property development	243	184	165
Leasing activities	305	358	339
Insurance companies	255	318	314
Other	294	241	154

Total other revenue	1,469	2,344	1,950

     Mortgage banking activities revenue can be broken down as follows:

Mortgage banking revenues	2004	2003	2002

Loan servicing income and related fees	484	499	489
Net origination and sale revenue	83	874	821
Net gain on sale of servicing rights	-	—	45
Amortization of mortgage servicing rights	(195)	(130)	(318)
Valuation provision	-	—	(59)

Total mortgage banking activities	372	1,243	978

     The insurance companies achieved the following results:

Insurance	Life	Non-life

Net premium income	1,130	451
Investment income	323	62
Insurance expenses	(1,312)	(399)

Total result of insurance companies	141	114

31 Staff costs

Staff costs	2004	2003	2002

Salaries (including bonuses, etc.)	5,889	5,318	5,415
Pension costs (incl. early retirement)	433	481	384
Health insurance after retirement	62	68	71
Social insurance and other staff costs	1,380	1,213	1,537

Total staff costs	7,764	7,080	7,407

Average number of employees (fte)	2004	2003	2002

Netherlands	29,852	30,620	34,090
Foreign countries	76,066	74,819	73,326

Total average number of employees (fte)	105,918	105,439	107,416

     The 2004 figures include the Group Shared Services and Wholesale Clients restructuring charges (€ 502 million) and the expected cost of buying off the profit sharing arrangements under the new collective labor agreement in the Netherlands (€ 177 million).

ABN AMRO HOLDING N.V.

     NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

     Pension costs and contributions to health insurance for 2004 borne by the company consist of a number of items. These are shown in the following table.

Pension costs and contributions to health insurance	Pension	Health insurance contribution

Service cost	306	18
Interest cost	506	32
Expected return on plan assets	(566)	(3)
Net amortization of prior-service cost	55	3
Net amortization of transition obligation	1	2
Net amortization of net actuarial (gain) / loss	52	10

Defined benefit plans	354	62
Defined contribution plans	79	-

Total	433	62

32 Other administrative expenses

     This item includes office overhead, automation costs, advertising costs and other general expenses.

     The 2004 figures include the Group Shared Services and Wholesale Clients restructuring charges (€ 179 million).

     ABN AMRO also leases premises and space in other buildings for its principal activities. The leases generally are renewable and provide for payment of rent and certain other occupancy expenses. Total rent expense for all contracts amounted to € 339 million in 2004, € 355 million in 2003 and € 334 million in 2002.

33 Depreciation

     This item is made up of depreciation of property and equipment.

     The 2004 figures include the Group Shared Services and Wholesale Clients restructuring charges (€ 109 million).

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

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

37 Taxes

     The overall effective tax rate decreased from 30.6% in 2003 to 19.6% in 2004.

Effective tax rate	2004	2003	2002

Dutch tax rate	34.5%	34.5%	34.5%
Effect of deviating tax rate in foreign countries	(6.1%)	(1.8%)	(4.2%)
Effect of tax-exempt revenue in the Netherlands	(9.4%)	(1.6%)	0.4%
Other	0.6%	(0.5%)	(2.0%)

Effective tax rate on operating profit	19.6%	30.6%	28.7%

Taxes	2004	2003	2002

Netherlands	176	502	410
Foreign	895	1,001	563

Total	1,071	1,503	973

     Taxes amounted to € 1,071 million (2003: € 1,503 million), including deferred tax income of € 85 million (2003: including a deferred tax expense of € 329 million). The total amount of taxation credited directly to shareholders’ equity during the year amounted to € 233 million.

     The provision for deferred tax liabilities relates to tax liabilities that will arise in the future owing to the difference between the book value of specific assets and liabilities and their valuation for tax purposes. The following analysis shows deferred tax liabilities and assets.

Deferred tax liabilities and assets	2004	2003

Deferred tax liabilities
Buildings	331	335
Pensions and other post-retirement and post-employment arrangements	-	255
Derivatives	65	287
Leases and similar financial contracts	296	403
Servicing rights	496	484
Dutch tax liability re foreign branches	742	592
Other	229	260

Total	2,159	2,616

Deferred tax assets
Allowances for loan losses	477	400
Investment portfolios	204	726
Goodwill	365	412
Property	95	102
Carry-forward losses	479	623
Derivatives	-	22
Restructuring charge	13	15
Tax credits	190	17
Pensions and other post-retirement and post-employment arrangements	99	0
Other	575	581

Deferred tax assets before valuation allowances	2,497	2,898
Less: valuation allowances	207	142

Deferred tax assets after valuation allowances	2,290	2,756

     Deferred tax assets and liabilities are discounted to their net present value on the basis of net interest where the original term of the temporary difference is longer than five years. The nominal value of deferred tax assets amounts to € 2,301 million and of deferred tax liabilities to € 2,283 million. For discounted deferred tax assets the net interest rate applied as a discount factor is 8% and the average remaining life is five years. For discounted deferred tax liabilities, the net interest rate applied as a discount factor is 4% and the average remaining life is 20 years.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

     The main component of the valuation allowance relates to tax carry-forward losses. The amount of deferred tax assets, likely to be recovered within one year, is € 241 million.

     At December 31, 2004 carry-forward losses of foreign operations expire as follows:

2005	11
2006	20
2007	5
2008	78
2009	48
Years after 2008	1,480
Indefinitely	430

Total	2,072

     ABN AMRO considers approximately € 7.4 billion in distributable invested equity of foreign operations to be permanently invested. If retained earnings were distributed, no foreign income taxes would have to be paid. The estimated impact of foreign withholding tax is € 223 million.

38 Minority interests

     This item comprises the share of third parties in results from subsidiaries and other Group companies, as well as dividends on preferred stock issued by subsidiaries in the United States.

Minority interests	2004	2003	2002

Dividends on preference shares	190	215	173
Other minority interests	81	39	35

Total minority interests	271	254	208

39 Consolidated statement of comprehensive net profit

	2004	2003	2002

Net profit	4,109	3,161	2,207

Other components of comprehensive net profit:
Unrealised revaluations	3	159	(45)
Currency translation differences	(198)	(466)	(1,622)
Goodwill	30	(425)	(81)
Addition to / release from provision pension obligation	(479)	14	(374)
Dilution gain / (loss)	-	207	(120)
Other movements	(8)	6	-

Net profit not recognised in the consolidated income statement	(652)	(505)	(2,242)
Realised revaluations released to the income statement	(82)	-	-
Impact of changes in accounting policies	(58)	-	(430)

Comprehensive net profit	3,317	2,656	(465)

     Comprehensive net profit for the period includes all movements in shareholders’ equity during the year other than an enlargement of share capital and distributions to shareholders.

     The dilution gain / loss relates to the increase and decrease respectively of ABN AMRO’s share in consolidated participating interests resulting from increases in the capital of these companies.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

     Insofar as realised revaluations are recognised in the net profit, an adjustment needs to be made for the purpose of determining comprehensive net profit. This is done on the line realised revaluation in the income statement. Failing this adjustment, an unrealised gain from a prior financial year which formed part of the comprehensive net profit in that year, would be reported again as total net profit in the year of realisation, but then as part of the ordinary net profit.

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

Computation of earnings per ordinary share	2004	2003

Net profit	4,109	3,161
Dividends on preference shares	43	45

Net profit attributable to ordinary shareholders	4,066	3,116
Dividends on convertible preference shares	0	0

Fully diluted net profit	4,066	3,116

Weighted average number of ordinary shares outstanding (in millions)	1,657.6	1,610.2
Dilutive effect of staff options (in millions)	0.0	0.0
Performance Share Plan (in millions)	3.0	4.9

Diluted average number of ordinary shares (in millions)	1,660.6	1,615.1

Basic earnings per share (in €)	2.45	1.94
Fully diluted earnings per share (in €)	2.45	1.93

41 Segment information

     The following tables give an analysis by operating segment. For the purpose of this analysis, net turnover represents total revenue before interest expense and commission expense. Overheads have been allocated to the operating segments.

Segments	Net turnover			Total revenue

	2004	2003	2002	2004	2003	2002

Consumer & Commercial Clients	16,008	16,585	18,614	10,275	10,586	10,299
Of which:
– Netherlands	5,406	5,804	6,445	3,201	3,344	3,108
– North America	4,605	5,593	6,417	3,575	4,505	4,518
– Brazil	3,183	2,784	3,625	1,999	1,694	1,736
– New Growth Markets	904	600	640	826	496	527
– Bouwfonds	1,910	1,804	1,487	674	547	410
Wholesale Clients	11,418	11,411	12,647	5,374	5,293	5,296
Private Clients	1,952	1,654	1,717	1,092	937	894
Asset Management	733	592	630	595	496	529
Group functions	3,130	2,079	2,124	1,766	668	469

	33,241	32,321	35,732	19,102	17,980	17,487
LeasePlan Corporation	784	974	855	691	813	793

Total	34,025	33,295	36,587	19,793	18,793	18,280

F-37

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

Segments	Operating profit before taxes			Risk-weighted total assets

	2004	2003	2002	2004	2003	2002

Consumer & Commercial Clients	2,927	3,308	2,754	145,729	141,360	142,550
Of which:
– Netherlands	301	577	409	55,692	52,634	54,223
– North America	1,378	1,941	1,734	53,734	55,263	61,669
– Brazil	475	365	344	9,300	7,819	5,955
– New Growth Markets	400	131	70	4,404	5,940	6,006
– Bouwfonds	373	294	197	22,599	19,704	14,467
Wholesale Clients	507	503	(324)	73,638	61,554	67,236
Private Clients	239	176	207	7,168	6,027	6,104
Asset Management	153	101	108	1,190	695	647
Group functions	1,419	583	411	3,656	3,950	2,885

	5,245	4,671	3,156	231,831	213,586	219,422
LeasePlan Corporation	206	247	232	-	10,190	10,150

Total	5,451	4,918	3,388	231,831	223,776	229,572

Segments	Total liabilities			Total depreciation

	2004	2003	2002	2004	2003	2002

Consumer & Commercial Clients	192,448	196,540	200,906	516	546	659
Of which:
– Netherlands	85,715	86,303	85,496	297	301	396
– North America	63,920	68,792	81,507	128	135	140
– Brazil	11,339	10,347	6,701	60	67	81
– New Growth Markets	3,579	5,816	5,974	16	33	31
– Bouwfonds	27,895	25,282	21,228	15	10	11
Wholesale Clients	301,839	253,644	243,354	291	264	249
Private Clients	47,808	42,970	40,528	58	43	31
Asset Management	1,133	1,364	1,015	24	23	14
Group functions	46,144	44,214	51,098	41	16	17

	589,372	538,732	536,901	930	892	970
LeasePlan Corporation	-	4,945	4,526	31	38	36

Total	589,372	543,677	541,427	961	930	1,006

Segments	Total property investment			Revenue from securities and participating interests

	2004	2003	2002	2004	2003	2002

Consumer & Commercial Clients	684	1,290	868	407	192	117
Of which:
– Netherlands	243	224	445	16	108	15
– North America	282	882	269	111	36	42
– Brazil	118	99	66	11	2	11
– New Growth Markets	31	74	76	266	40	45
– Bouwfonds	10	11	12	3	6	4
Wholesale Clients	262	166	320	163	66	139
Private Clients	50	53	49	16	2	4
Asset Management	8	6	0	39	4	1
Group functions	13	11	5	991	(4)	103

	1,017	1,526	1,242	1,616	260	364
LeasePlan Corporation	29	37	50	4	9	5

Total	1,046	1,563	1,292	1,620	269	369

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

42 Managing Board and Supervisory Board

     Remuneration policy

     The current compensation policy for the Managing Board was introduced in 2001. The main objective is to ensure that ABN AMRO is able to attract, retain and motivate its Top Executive Group. To achieve this, Managing Board remuneration has several elements which, as a package, make it comparable with the remuneration offered by relevant peers in the market.

     The compensation package for the Managing Board has the following elements:

  Base salary

  Performance bonus

  Long-term incentives – share option plan and Performance Share Plan.

     In addition, there are a number of defined benefits.

     Base Salary

     A common base salary applies to all Managing Board members except the Chairman, to whom a 40% differential applies. In addition to the base salary, the non-Dutch Board member received a market competitive allowance. Salaries are reviewed annually with adjustments taking effect from January 1. Managing Board base salaries were not adjusted in 2004 and have remained at the same level since 2001. The gross annual base salary in 2004 was € 635,292 for the Managing Board members and € 889,410 for the Chairman.

Performance bonus

     The annual performance bonus for Managing Board members is based upon ABN AMRO’s quantitative and qualitative performance objectives at both the corporate and (S)BU level. The objectives are set annually by the Nomination & Compensation Committee and endorsed by the Supervisory Board. Bonuses for the Chairman, the CFO and – as of 2004 – the COO are based on delivery against these corporate performance objectives. With effect from 2004, the bonus for board members responsible for an (S)BU is based for 75% on Group performance and 25%
on (S)BU performance.

     In 2004 objectives such as economic profit, cost income ratio and tier 1 ratio were used to measure quantitative corporate and SBU performance. In addition, qualitative objectives are set such as increasing customer satisfaction and reaching strategic milestones. Specific annual performance targets are not disclosed as they are considered competitively sensitive.

      If the quantitative performance objectives are fully met, bonuses will range between 60% and 75% of base salary with upper limits of 100% for outstanding performance and an absolute maximum of 125%. The Nomination & Compensation Committee may, on the basis of their assessment of a Managing Board member’s individual performance against qualitative performance objectives, adjust the bonus outcome upwards or downwards within a range of plus or minus 20% of base salary. The 2004 performance bonuses for Managing Board members have been set on this basis.

      The individual bonus awards are shown in the table below. The average actual bonus with respect to 2004 was just under 91 % of base salary (2003: just under 90%).

ABN AMRO Share Investment and Matching Plan

     In 2004, shareholders’ approval was obtained to encourage executive share ownership. Under this plan, the Board members may defer part of their bonus (up to 25% of base salary) into ABN AMRO Holding N.V. shares, on the understanding that when they remain in service for a further three years, they will receive a matching award of one ABN AMRO share for each one they acquired via their bonus three years earlier. The deferred shares, together

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

with the built-up dividends, will be released three years after deferral. The matching shares must be held for at least five years from vesting, with the possibility of selling some of the shares to settle the tax obligation.

Share options

     Share options have been an integral part of ABN AMRO Top Executives’ compensation for several years. In 2004, shareholders approved the Supervisory Board's proposal to adjust the performance criteria and retesting possibility for the options granted to the Managing Board. The 2002 and 2003 option grants were subject to meeting two Performance Conditions linked to Return on Equity (ROE) and Economic Profit growth. In addition there was the opportunity to re-apply the performance test over three future years after the three-year performance cycle.

     For the 2004 options, it was proposed to shareholders to link the Performance Condition to ROE only, and to abandon the opportunity to re-apply the test. The shareholders approved this proposal. Also, given the desire to maintain alignment between the Managing Board and other participants in the ABN AMRO Stock Option Plan, the Managing Board has decided to continue to apply its own performance conditions to the other participants - Top Executives and key employees - as well.

     The single performance condition for the options granted in 2004 is that ROE in accordance with the International Financial Reporting Standards (IFRS) must be equal to, or greater than, 15% in the financial year 2006. This means that if this condition is not met over the initial three-year performance period, the options will lapse.

     The five Managing Board members received 90,000 conditional options each and the Chairman of the Managing Board 126,000 options. The other 294 Top Executives received 6.2 million share options and 4,390 key employees received 7.7 million share options under the ABN AMRO Stock Option Plans.

     The five-year options granted in 1999 with an exercise price of € 18.10 expired in 2004. In 2005 no options will expire, as the options as granted in 2000 were seven-year options expiring in 2007.

     Performance Share Plan

     The Performance Share Plan was introduced in 2001 and forms an important though stretching part of the Managing Board’s reward package. SEVPs are also eligible for a yearly grant under this plan.

     In 2004, Managing Board members received a conditional award of 50,000 shares and the Chairman 70,000 shares. The number of shares awarded will be based on the bank’s performance during the four-year performance period, defined as the year of grant and three subsequent years. For the purpose of this plan, the bank’s performance is measured in terms of the TRS generated by the bank relative to the TRS generated by the peer group of 20 financial institutions. A second condition is that the recipient is still in service with the Group at the end of the performance period.

     The 2004 conditional share award is subject to the same vesting schedule as in previous years. The full award will be paid if the TRS generated by the bank in the fourth year of the performance period is fifth out of 21 relative to the peer group. There will be a sliding scale ranging from no award if the bank is lower than tenth to 150% of the conditional award if the bank has progressed to the very top of the TRS rankings.

     The four-year performance cycle for the conditional shares as awarded in 2001, came to a close at the end of the 2004, and ABN AMRO's position in the peer group was 11th. This means that the conditional share award made in 2001 will not result in any share grant, as the vesting scheme only starts paying out if the position reached is tenth or higher.

     Pension

     The Managing Board members participate in a pension scheme which combines defined contribution with certain guarantees. Contributions are made by the employer. The normal retirement age is 62. The ABN AMRO Pension Fund manages the pension plan.

ABN AMRO HOLDING N.V.

     NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

     From November 1, 2003, pension accrual is based on the 2000 pension scheme without any additional entitlements based on guarantees from earlier arrangements. The Managing Board’s pensionable salary is 100% of annual base salary.

   Specific benefits

     The Managing Board’s compensation package also includes:

  the use of a company lease car with driver

  reimbursement of the cost of adequate security measures for their main private residence a 24-hour personal accident insurance policy with a fixed covered amount of € 1.8 million for members and € 2.5 million for the Chairman contributions towards private health insurance, according to the policies applicable to all other ABN AMRO employees in the Netherlands preferential rates on bank products such as mortgages and loans, according to the same policies which apply to all other ABN AMRO staff in the Netherlands.

     The existing representation allowance of € 4,084 net for Managing Board members and € 5,445 net for the Chairman to cover non-reimbursable expenses was abolished in 2004.

     The following table summarizes total reward, ABN AMRO options and shares and outstanding loans of current and former members of the Managing Board and Supervisory Board.

Rewards (in € thousands)	Managing Board		Supervisory Board

	2004	2003	2004	2003

Periodic payments	4,558	4,581	767	717
Profit-sharing and bonus payments	3,680	3,625	0	0
Future benefits	1,148	1,201	0	0
ABN AMRO staff options (1) (conditional, granted options)	576,000	608,000	0	0
ABN AMRO shares (1) (conditional, granted)	320,000	448,000	0	0
ABN AMRO staff options (1) (outstanding)	2,382,251	2,003,675	0	0
ABN AMRO shares (1) (cumulative conditionally granted, outstanding)	1,216,000	1,344,000	0	0
ABN AMRO shares (1) (owned)	72,668	61,189	27,173	18,209
Loans (outstanding)	9,362	9,206	2,285	2,285

(1)	Number of shares / options.

ABN AMRO HOLDING N.V.

     NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

     The following tables summarize salaries, other periodic rewards and bonuses of individual Managing Board members and former members.

Rewards (in € thousands)	2004				2003

	Base salary	Other periodic payments (1)	Bonus	Pension costs(2)	Base salary	Other periodic payment(1)	Bonus	Pension costs (2)

R.W.J. Groenink	889	4	805	225	889	9	845	224
W.G. Jiskoot	635	3	575	158	635	7	550	155
T. de Swaan	635	13	575	181	635	18	575	260
J. Ch. L. Kuiper	635	15	575	228	635	19	600	229
C.H.A. Collee	635	3	575	140	635	6	505	140
H.Y. Scott-Barrett	635	454	575	216	635	458	550	193

(1)	Other periodic payments comprise contributions towards private health insurance and foreigner allowance. Mr Scott-Barrett received a foreigner allowance of € 454 in 2004 and 2003.
(2)	Pension costs exclusively comprise pension service cost and post-retirement service cost computed on the basis of the FAS 87 and FAS 106 standards.

     The following tables reflect movements in option holdings of the Managing Board as a whole and of individual Board members. The conditions governing the grant of options are included in the notes to the remuneration policy and item 16.

Movements in option holdings	2004		2003

	Options held by Managing Board	Average exercise price (in €)	Options held by Managing Board	Average exercise price (in €)

Movements:
Opening balance	2,003,675	18.76	1,476,533	20.66
Options granted	576,000	18.86	608,000	14.45
Options exercised / cancelled	197,424	18.13	80,858	21.04
Closing balance	2,382,251	18.84	2,003,675	18.76

Movements in option holdings	Opening balance	Exercise price (in €)	Granted (1)	Exercised / cancelled	Closing balance	Stock price on exercise date	Year of expiration

R.W.J. Groenink
Executive 1999	40,000	18.10		40,000	0	18.47
Executive 2000	60,000	21.30			60,000		2007
Executive 2001	55,000	23.14			55,000		2008
Executive 2002 (2),(3)	112,000	19.53			112,000		2012
Executive 2003 (2)	133,000	14.45			133,000		2013
Executive 2004 (2)		18.86	126,000		126,000		2014
AOR 1999	356	21.68		356	0
AOR 2000	354	22.23			354		2005
AOR 2001	271	22.34			271		2008
AOR 2002	296	20.42			296		2009

	401,277		126,000	40,356	486,921

W.G. Jiskoot
Executive 1999	40,000	18.10		40,000	0	18.59
Executive 2000	60,000	21.30			60,000		2007
Executive 2001	55,000	23.14			55,000		2008
Executive 2002 (2),(3)	80,000	19.53			80,000		2012
Executive 2003 (2)	95,000	14.45			95,000		2013
Executive 2004 (2)		18.86	90,000		90,000		2014

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

Movements in option holdings	Opening balance	Exercise price (in €)	Granted (1)	Exercised / cancelled	Closing balance	Stock price on exercise date	Year of expiration

AOR 1999	356	21.68		356	0
AOR 2000	354	22.23			354		2005
AOR 2001	271	22.34			271		2008
AOR 2002	296	20.42			296		2009

	331,277		90,000	40,356	380,921
T. de Swaan
Executive 1999	40,000	18.10		40,000	0	18.59
Executive 2000	60,000	21.30			60,000		2007
Executive 2001	55,000	23.14			55,000		2008
Executive 2002 (2),(3)	80,000	19.53			80,000		2012
Executive 2003 (2)	95,000	14.45			95,000		2013
Executive 2004 (2)		18.86	90,000		90,000		2014
AOR 1999	356	21.68		356	0
AOR 2000	354	22.23			354		2005
AOR 2001	271	22.34			271		2008
AOR 2002	296	20.42			296		2009

	331,277		90,000		380,921
J.Ch.L. Kuiper
Executive 1999	28,000	18.10		28,000	0	18.59
Executive 2000	60,000	21.30			60,000		2007
Executive 2001	55,000	23.14			55,000		2008
Executive 2002 (2),(3)	80,000	19.53			80,000		2012
Executive 2003 (2)	95,000	14.45			95,000		2013
Executive 2004 (2)		18.86	90,000		90,000		2014
AOR 2001	271	22.34			271		2008
AOR 2002	296	20.42			296		2009

	318,567		90,000		318,567
C.H.A. Collee
Executive 1999	28,000	18.10		28,000	0	18.57
Executive 2000	56,000	21.30			56,000		2007
Executive 2001	55,000	23.14			55,000		2008
Executive 2002 (2),(3)	80,000	19.53			80,000		2012
Executive 2003 (2)	95,000	14.45			95,000		2013
Executive 2004 (2)		18.86	90,000		90,000		2014
AOR 1999	356	21.68		356	0
AOR 2000	354	22.23			354		2005
AOR 2001	271	22.34			271		2008
AOR 2002	296	20.42			296		2009

	315,277		90,000	28,356	376,921
H.Y. Scott-Barrett
Executive 1999	20,000	18.10		20,000	0	18.63
Executive 2000	56,000	21.30			56,000		2007
Executive 2001	55,000	23.14			55,000		2008
Executive 2002 (2),(3)	80,000	19.53			80,000		2012
Executive 2003 (2)	95,000	14.45			95,000		2013
Executive 2004 (2)		18.86	90,000		90,000		2014

	306,000		90,000	20,000	376,000

(1)	The exercise price of options granted is the average ABN AMRO share price on February 13, 2004.
(2)	Conditionally granted.
(3)	Vested on February 25, 2005.

     The following table shows movements in shares awarded conditionally in 2004 under the Performance Share Plan. The conditional award is based on the bank ranking fifth in the peer group. The number of shares awarded

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

depends on the ranking of the ABN AMRO share in the peer group at the end of the four-year performance period and may range from 0% to 150% of these numbers.

Movements in shares	Opening balance	Granted	Unconditional	Expired / cancelled	Closing balance	Reference period

R.W.J. Groenink	98,000			98,000	0	2001-2004
	98,000				98,000	2002-2005
	98,000				98,000	2003-2006
		70,000			70,000	2004-2007
W.G. Jiskoot	70,000			70,000	0	2001-2004
	70,000				70,000	2002-2005
	70,000				70,000	2003-2006
		50,000			50,000	2004-2007
T. de Swaan	70,000			70,000	0	2001-2004
	70,000				70,000	2002-2005
	70,000				70,000	2003-2006
		50,000			50,000	2004-2007
J. Ch. L. Kuiper	70,000			70,000	0	2001-2004
	70,000				70,000	2002-2005
	70,000				70,000	2003-2006
		50,000			50,000	2004-2007
C.H.A. Collee	70,000			70,000	0	2001-2004
	70,000				70,000	2002-2005
	70,000				70,000	2003-2006
		50,000			50,000	2004-2007
H.Y. Scott-Barrett	70,000			70,000	0	2001-2004
	70,000				70,000	2002-2005
	70,000				70,000	2003-2006
		50,000			50,000	2004-2007

ABN AMRO ordinary shares held by Managing Board members (1)	2004	2003

R.W.J. Groenink	18,334	16,561
W.G. Jiskoot	19,730	18,602
T. de Swaan	6,850	6,458
J. Ch. L. Kuiper	7,973	2,803
C.H.A. Collee	697	657
H.Y. Scott-Barrett	19,084	16,108

Total	72,668	61,189

(1)	No (formerly convertible) preference shares were held by any Managing Board member.

Loans from ABN AMRO to Managing Board members (in € thousands)	2004			2003

	Outstanding on Dec. 31	Interest rate		Outstanding on Dec. 31	Interest rate

R.W.J. Groenink	2,985	3.63		3,071	3.55
W.G. Jiskoot	1,674	3.94		1,681	4.14
T. de Swaan	1,407	2.25	(1)	1,407	2.35	(1)
J.Ch.L. Kuiper	655	3.87		655	3.87
C.H.A. Collee (2)	2,641	3.29		2,392	3.03

(1)	Variable rate.
(2)	Redemption 2004 € 12.

     The decrease in outstandings between December 31, 2003 and December 31, 2004 is caused by redemptions.

     The table below provides information on the remuneration of individual members of the Supervisory Board. The members of the Supervisory Board receive an equal remuneration of € 40,000 per annum. For the Vice Chairman, this remuneration is € 45,000 and for the Chairman, € 55,000 per annum. For the membership of the

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

     Audit Committee and the Nomination & Compensation Committee, an additional allowance applies, which is € 7,500 per membership on an annual basis. In addition to this remuneration, every member also receives a general expenses allowance of € 1,500. This allowance is € 2,000 for the Vice Chairman and the Chairman. For members of the Committees mentioned above, an additional expense allowance of € 500 is applicable. Furthermore, there is a general allowance for Supervisory Board members who do not live in the Netherlands, which is € 5,000 per Supervisory Board meeting that such member attends. All amounts are based on a full year, but the actual payment depends on the period of membership during the year. Members of the Supervisory Board are not entitled to emoluments in the form of ABN AMRO shares or options on ABN AMRO shares.

Remuneration of the Supervisory Board (in € thousands)	2004	2003

A.A. Loudon	63	70
M.C. van Veen	60	60
W. Dik	48	45
A. Burgmans	48	48
D.R.J. Baron de Rothschild (1)	40	40
Mrs. L.S. Groenman	40	40
Mrs T.A. Maas-de Brouwer	48	48
A.C. Martinez (1)	48	45
M.V. Pratini de Moraes (1)	40	27
P. Scaroni (1)	40	27
Lord Sharman of Redlynch (1)	48	32
A.A. Olijslager	27	-
P.J. Kalff (2)	-	40
W. Overmars (3)	-	16
C.H. van der Hoeven (3)	-	15

(1)	Excluding an attendance fee.
(2)	Mr Kalff resigned on October 30, 2003.
(3)	Messrs Overmars and Van der Hoeven resigned on April 29, 2003.

ABN AMRO ordinary shares held by Supervisory Board members(1)	2004	2003

A.A. Louden	5,147	-
M.C. van Veen	1,256	1,184
A. Burgmans	9,165	8,641
A.C. Martinez (2)	3,000	3,000
M.V. Pratini de Moraes (2)	5,384	5,384
A.A. Olijslager	3,221	-

Total	27,173	18,209

(1)	No (formerly convertible) preference shares were held by any Supervisory Board member.
(2)	ADRs.

Loans from ABN AMRO to Supervisory Board members (in € thousands)	2004		2003

	Outstanding on Dec. 31	Interest rate	Outstanding on Dec. 31	Interest rate

W. Dik	185	3.70	185	3.70
A. Burgmans	2,100	3.60	2,100	3.60

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

   Top Executive Compensation 2004

     The reward package for ABN AMRO’s Senior Executive Vice Presidents (“SEVPs”), the second level of Top Executives, was also introduced in 2001, and - as with the Managing Board - was primarily aimed at maximizing total returns to our shareholders.

      The compensation for ABN AMRO SEVPs consists of the following core elements:

  Base salary. The base salaries are benchmarked against the relevant local markets. The current median base salary is € 381,000.

  Performance bonus. The annual performance bonus is linked to the respective markets within the various countries where we operate. The median bonus amount paid with respect to the 2004 performance year was € 625,000. Bonuses for individual SEVPs vary widely, again reflecting market and location. No absolute maximum level of bonus has been defined for SEVPs.

  Long-term incentives such as stock options and the Performance Share Plan. Long-term incentives are set at a lower level than the applicable yearly grants to Managing Board members under the Top Executive Stock Option and Performance Share Plan. All SEVPs receive identical grants.

      In addition, a number of benefits apply, linked to the respective markets and countries of residence.

43 Cash flow statement

     The cash flow statement, based on the indirect method, gives details of the source of liquid funds which became available during the year and the application of the liquid funds over the course of the year. The cash flows are analyzed into cash flows from operations / banking activities, investment activities and financing activities. Liquid funds include cash in hand, net credit balances on current accounts with other banks and net demand deposits with central banks. Movements in loans, total client accounts and interbank deposits are included in the cash flow from banking activities. Investment activities comprise purchases, sales and redemptions in respect of investment portfolios, as well as investments in and sales of participating interests, property and equipment. The issue of shares and the borrowing and repayment of long-term funds are treated as financing activities. Movements due to currency translation differences as well as the effects of the consolidation of acquisitions, where of material significance, are eliminated from the cash flow figures.

Cash flow	2004	2003	2002

Cash	17,794	12,734	9,455
Bank balances (debit)	3,949	4,293	3,843
Bank balances (credit)	(13,248)	(8,134)	(5,797)

Liquid funds	8,495	8,893	7,501

Movements:
Opening balance	8,893	7,501	13,653
Cash flow	(1,001)	1,691	(4,366)
Currency translation differences	603	(299)	(1,786)

Closing balance	8,495	8,893	7,501

      Interest paid amounted to € 14,595 million; tax payments amounted to € 511 million.

     Dividends received from participating interests amounted to € 66 million in 2004, € 30 million in 2003 and € 42 million in 2002.

ABN AMRO HOLDING N.V.

     NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

      The following table analyzes movements resulting from acquisitions and dispositions.

Movements resulting from acquisitions and dispositions	2004	2003	2002

Amounts paid / received in cash and cash equivalents on acquisitions /
dispositions	(2,446)	913	205
Net movement in cash and cash equivalents	(88)	267	6

Net movement in assets and liabilities:
Banks	(454)	130	105
Loans	(12,435)	1,905	420
Securities	(342)	781	70
Other assets	(1,201)	407	21

Total assets	(14,432)	3,223	616

Banks	(8,229)	1,050	81
Saving accounts	(2,005)	313	0
Total client account	(1,277)	1,581	469
Debt securities	(1,454)	10	0
Subordinated debt	(40)	-	-
Other liabilities	(1,484)	462	49

Total liabilities	(14,489)	3,416	599

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

Fair value of financial instruments	December 31, 2004		December 31, 2003

	Book value	Fair value	Book value	Fair value

Assets (incl. off-balance sheet items)
Cash	17,794	17,794	12,734	12,734
Short-dated government paper (1), (2)	16,578	16,565	9,240	9,259
Banks	83,710	83,696	58,800	59,050
Loans to public sector	5,967	5,967	5,489	5,494
Loans to private sector – commercial loans and professional
securities transactions	184,272	185,011	184,214	184,659
Loans to private sector – retail	108,812	113,783	107,140	110,635
Interest-earning securities (1), (3)	134,724	137,056	133,363	135,092
Shares (4)	25,852	26,085	16,245	16,131
Derivatives	97,512	98,054	88,702	89,504

Total	675,221	684,011	615,927	622,558

Liabilities (incl. off-balance sheet items)
Banks	132,732	132,819	110,887	111,078
Savings accounts	74,256	75,144	73,238	73,630
Corporate deposits	79,482	79,482	81,636	81,779
Other client accounts	139,819	139,818	134,992	135,099
Debt securities	82,926	84,642	71,688	71,797
Subordinated debt	12,639	13,286	13,900	14,555
Derivatives	92,959	93,460	74,277	74,619

Total	614,813	618,651	560,618	562,557

(1)	Book values of short-dated government paper and interest-earning securities are equal to amortized cost.
(2)	Of which € 11,080 million was included in the trading portfolio at December 31, 2004.
(3)	Of which € 40,831 million was included in the trading portfolio at December 31, 2004.
(4)	Of which € 18,580 million was included in the trading portfolio at December 31, 2004.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

45 Shareholders’ Equity and Net Profit under U.S. GAAP

     The consolidated financial statements of ABN AMRO are prepared in accordance with accounting principles generally accepted in the Netherlands (Dutch GAAP) which vary in certain significant respects from those generally accepted in the United States (U.S. GAAP). The following is a summary of the adjustments to net profit and shareholders’ equity that would have been required if U.S. GAAP had been applied instead of Dutch GAAP in the preparation of the Consolidated Financial statements. Starting 1 January 2005, ABN AMRO will be required to report using International Financial Reporting Standards (“IFRS”). The consequences of this transition and our alignment are included in the reconciliation and accompanying footnotes below.

Dutch GAAP	U.S. GAAP

Goodwill and other Acquired intangibles

Goodwill including other acquired intangibles arising from acquisitions of subsidiaries and participating interests is charged against shareholders’ equity.	Goodwill represents the excess of the purchase price of investments in subsidiaries and participating interests over the estimated market value of net assets at acquisition date. Under SFAS 142 “Goodwill and Other Intangible Assets” goodwill is capitalized and deemed to have an indefinite life. Amortization is not permitted but the goodwill is subject to annual impairment tests. Other acquired intangibles, such as the value of purchased core deposits, client lists and contractual rights are capitalized and amortized over their respective useful lives, not exceeding fifteen years.

Loan provisioning

In addition to specific allowances for loan losses and country risk, Dutch banks maintain a Fund for General Banking Risks. This Fund is net of taxes and covers general risks associated with lending activities. The level of the Fund for General Banking Risks is based on management’s evaluation of the risks involved. The Fund is part of group capital.	Up to January 1, 2004 under U.S. GAAP the Fund for General Banking Risks was considered to be a general allowance for loan losses. From January 1, 2004, as a consequence of the transition to IFRS, we have changed our methodology for the estimation of incurred but not reported loan losses. We have applied the new methodology as well in calculating a general loan loss reserve under U.S. GAAP, except for the operations of our U.S. subsidiaries. With respect to these entities we have included the locally reported general allowance for loan losses in the consolidated general allowance for loan losses under U.S. GAAP at December 31, 2004.

Debt Restructuring

Assets, including debt securities, acquired as part of a debt restructuring, such as Brady bonds, are recorded at net book value (after deduction of specific allowances) of the disposed debt.	Assets, including debt securities, acquired as part of a debt restructuring, such as Brady bonds, are recorded at estimated market value at the date of the restructuring. Differences between book value and market value are recorded as a charge-off or recovery on the restructured loan. Debt securities, such as Brady bonds, are classified as “available for sale”.

Dutch GAAP	U.S. GAAP

Investment Portfolio Securities

Bonds and similar debt securities included in the investment portfolios (other than securities on which a large part or all of the interest is settled on redemption) are stated at redemption value less any diminution in value deemed necessary. Premiums and discounts at acquisition, accounted for as deferred items, are amortized and reported as interest over the term of the debt securities. Net capital gains realized prior to maturity date in connection with replacement operations are recognized as deferred interest and amortized over the term of the investment portfolio. Shares held in the investment portfolio are stated at market value. Movements in value, net of tax, are taken to a separate revaluation reserve. If the revaluation reserve is insufficient to absorb a decline in value, this amount will be charged to the income statement as value adjustments to financial fixed assets.	All bonds and similar debt securities included in the investment portfolio are classified as “available for sale”. SFAS 115 requires that investment securities available for sale, which are those securities that may be sold prior to maturity as part of asset/liability management or in response to other factors, are stated at market value. Unrealized gains and losses, net of basis adjustments resulting from hedging relationships, are reported, net of taxes, in a separate component of shareholders’ equity. Realized gains and losses are recognized into income on trade date. All shares are classified as “available for sale” and stated at market value with unrealized gains and losses reported in a separate component of shareholders’ equity, net of taxes, unless a decline in value is judged to be other than temporary. In that case, the cost basis is written down and the amount of the write down is charged to the income statement.

Private equity investments

Impairments for investments in participations are recognized when the fair value is below cost and this difference is judged to be sustained lower.	Investments in participations are stated at fair value and the changes recorded in the statement of income.

Participating interests

Participating interests for which we do not have significant influence are stated at fair value with movements in value recorded in a special component of equity unless the revaluation reserve is unable to absorb these losses.	These participating interests are stated at purchase price or sustained lower fair value, if unquoted.

Property

Bank premises, including land, are stated at current value based on replacement costs and fully depreciated on a straight-line basis over their useful lives with a maximum of fifty years. Value adjustments, net of tax, are credited or charged to a separate revaluation reserve.	Bank premises are stated at cost less any adjustments for impairment and fully depreciated on a straight-line basis over their useful lives.

Post-Employment Benefits

Post-employment benefits are those benefits provided to former or inactive employees, their beneficiaries and covered dependents after employment but before retirement. The cost of these benefits are provided for early-retirement and disability-related benefits upon termination of services. Incentivized, other early leave arrangements are accounted for on a pay-as-you-go basis.	Under SFAS 112 all contractual benefits after employment but before retirement are recognized when the employee’s services have been rendered, the rights have vested and the obligation is probable and quantifiable.

Employee Incentive Plans

Under Dutch GAAP conditional employee incentive plans are expensed over the vesting period.	Under U.S. GAAP conditional employee incentive plans are expensed over the vesting period from the date of grant.

Dutch GAAP	U.S. GAAP

Provisions and Contingencies

Since January 1, 2001, Dutch GAAP requires the recognition of liabilities of uncertain timing or amount from the date that there is a legal or constructive obligation as a result of a past event, which can be estimated reliably and for which it is probable that an outflow of resources will be required.	The conditions to recognize a liability of uncertain timing or amount are consistent with Dutch GAAP. However under SFAS 146 the timing of recognition and related measurement of a liability for costs associated with exit activities depends on the period employees continue working or operating leases and other contracts are used.

Derivatives

Derivatives which are used to manage the overall structural interests rate exposure and which are not designated to specific assets, liabilities or firm commitments are accounted for on an accrual basis. Therefore, changes in the fair value of the positions are not recorded. Results on the settlement of the hedge are accounted for in the same period as gains or losses on the settlement of the hedged position.	If the derivative is a hedge, changes in fair value of a designated derivative that is highly effective as a fair value hedge along with the change in fair value of the corresponding asset, liability or firm commitment attributable to the hedged risk, are included directly in earnings. Changes in fair value of a designated derivative that is highly effective as a cash flow hedge are included in equity and reclassified into earnings in the same period during which the hedged forecasted cash flow affects earnings. Ineffectiveness if any is reflected directly in earnings.

U.S. GAAP required all derivatives to be carried at fair value. If the derivative was utilized in a hedge relationship and the hedge relationship was not documented or did not meet specified criteria, the derivative mark-to-market must be reflected directly in earnings.

Any profit or loss apparent on ‘day one’ not determined by direct reference to a market price is recognized in the period in which the value of such investment became observable.

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

The core accounting policies for mortgage servicing rights are consistent with Dutch GAAP. However, the carrying amount of servicing rights under U.S. GAAP does not include deferred gains and losses on derivative hedges realized subsequent to January 1, 2001. Under U.S. GAAP the components of the carrying amount of servicing rights include their unamortized cost and the SFAS 133 basis adjustment arising from fair value hedging of servicing rights.

The basis for determining the fair value of mortgage servicing rights is consistent with Dutch GAAP.

Interest rate lock commitments are not recognized.	Interest rate lock commitments pertaining to commitments that once funded will be classified as held for sale are considered derivative instruments and carried at fair value with changes in fair value reflected directly in earnings.

Internal use software

Since January 1, 2001, Dutch GAAP requires capitalization of certain internal as well as external costs incurred in connection with developing or obtaining software for internal use.	U.S. GAAP requires capitalization of certain internal as well as external costs incurred in connection with developing or obtaining software for internal use. Qualifying software costs are capitalized and amortized over the estimated useful life of the software. ABN AMRO adopted this statement as of January 1, 1999.

Deferred tax

Deferred tax assets and liabilities are recorded on a discounted basis.	Under SFAS 109 both deferred tax assets and liabilities are established on a nominal basis for all temporary differences.

  Recent developments

      The Financial Accounting Standards Board (“FASB”) issued the following statements and interpretations:

  Accounting for share-based payments: In December 2004, the Financial Accounting Standards Board (‘FASB’) issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (Statement 123(R)), which is a revision of Statement 123. Statement 123(R) requires all share- based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Statement 123(R) will become effective July 1, 2005 for all equity awards granted after the effective date. The adoption of this standard is not expected to have a material impact on the ABN AMRO’s consolidated financial statements.

  Accounting for exchanges of nonmonetary assets: In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29 (Statement 153). This statement amends the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and more broadly provides for exceptions regarding exchanges of nonmonetary assets that do not have commercial substance. Statement 153 will become effective July 1, 2005 for nonmonetary exchanges entered into after the effective date.

  Meaning of other-than-temporary impairments: On March 31, 2004 the FASB ratified EITF Issue No. 03- 1, The Meaning of Other-Than-Temporary Impairments and Its Application to Certain Investments, (EITF 03-1), which provides guidance on recognizing other-than-temporary impairments on certain investments. The Issue is effective for other-than-temporary impairment evaluations for investments accounted for under Statement of Financial Accounting Standards No. 115, Accounting for Certain Debt and Equity Securities, as well as non-marketable equity securities accounted for under the cost method for reporting periods beginning after June 15, 2004.

  In September 2004, the FASB issued FASB Staff Position (FSP) EITF 03-1-1 which delayed the effective date of EITF 03-1 until the FASB staff addresses additional measurement issues affecting the consensus. The disclosure requirements set forth in EITF 03-1 were not delayed as a result of FSP EITF 03-1-1 and have been adopted by ABN AMRO. A proposed FSP addressing the open measurement issues has been issued for comment and is expected to be finalized in 2005.

  Accounting for certain loans or debt securities acquired in a transfer: In December 2003, the AICPA issued Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3). SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3: (1) prohibits the recognition of the excess of contractual cash flows over expected cash flows as an adjustment of yield, loss accrual or valuation allowance at the time of purchase; (2) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (3) requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carrying over of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer. SOP 03-3 becomes effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004.

  Accounting for interest rate lock commitments (IRLCs): IRLCs associated with mortgages (commitments to extend credit at specified interest rates) are currently accounted for as derivative instruments in accordance with FASB Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (Statement 133), as amended. IRLCs are recognized at fair value, with changes in fair value recognized in the Consolidated Statements of Income.

  In October 2003, the FASB added a new project to its agenda to clarify Statement 133, with respect to the information that may be used to determine the fair value of IRLCs that are accounted for as derivatives, and whether loan commitments may be reported as assets by the issuer of that commitment (i.e., the lender). On March 9, 2004, the SEC Staff issued Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments (SAB 105). SAB 105 does not allow companies to incorporate expected future cash flows related to the associated servicing of the loan into its measurement of fair value of IRLCs. This guidance was effective for IRLCs entered into with potential borrowers after March 31, 2004. ABN AMRO adopted the provision of SAB 105 on April 1, 2004. The impact of adopting SAB 105 resulted in a small net increase in mortgage banking income.

Reconciliation

     The following table summarizes the significant adjustments to ABN AMRO’s consolidated shareholders’ equity and net profit which would result from the application of U.S. GAAP.

Reconciliation to U.S. GAAP	2004	2003	2004	2003	2002

	Shareholders’ Equity		Net Profit

	(in millions of €, except share data)
Shareholders’ equity and net profit under Dutch GAAP	14,972	13,047	4,109	3,161	2,207
Goodwill and Acquired Intangible Assets	4,993	5,838	(73)	(76)	(1,002)
Sale of participations	—	—	(699)	16	—
Loan provisioning	835	—	835	—	—
Debt restructuring	17	58	—	0	(17)
Investment portfolio securities	3,083	3,184	(1,169)	698	1,187
Private equity investments	145	(83)	228	(83)	—
Participating interests	—	(83)	—	—	—
Property	(101)	(153)	(17)	43	13
Post-employment benefits	—	—	—	17	6
Employee incentive plans	136	94	(34)	(28)	82
Provisions and contingencies	469	144	325	147	(54)
Derivatives	(1,075)	(487)	(577)	(598)	79
Mortgage banking activities	(227)	105	(346)	4	151
Internal use software	—	—	—	(91)	(122)
Other adjustments resulting from transition to IFRS	(243)	—	(243)	—	—
Taxes	(1,467)	(1,521)	485	(91)	(420)

Shareholders’ equity and net profit under U.S. GAAP	21,537	20,143	2,824	3,119	2,110

Shareholders’ equity per share under U.S. GAAP	12.44	11.80
Basic earnings per share under U.S. GAAP			1.68	1.91	1.32
Diluted earnings per share under U.S. GAAP			1.67	1.90	1.32

     Due to the fact that moving to IFRS represents a change in our primary reporting basis, the amount of work performed to identify impacts has been considerable. The work done developing IFRS policies and the consequential detailed assessment of the impacts has highlighted a few areas, where despite our existing policies being in general compliant with U.S. GAAP, the detailed application of such policies was in a limited number of cases not fully aligned to U.S. GAAP. In order to minimize differences in our U.S. GAAP and IFRS reporting from 1 January 2005 onward we have recorded those adjustments in the 2004 U.S. GAAP reconciliation.

     Those differences that represent changes in estimates or revisions to existing Dutch GAAP to U.S. GAAP differences have been presented in the relevant line in the reconciliation table above and explained in the related footnote. Any new differences have been allocated to a specific line for IFRS transition adjustments.

     The following table shows the overall impact of the adjustments arising from our IFRS transition at 1 January 2004, which are also warranted for U.S. GAAP reporting:

Impact on Shareholders’ equity per January 1, 2004

(in millions of €)
Equity investments	139
Derivatives	(143)
Other adjustments resulting from transition to
International Financial Reporting Standards
Construction contracts	(108)
Loan fees	(150)

Subtotal other adjustments	(258)
Taxes	140

Impact on net profit under U.S. GAAP	(122)

     The above impacts are recognized in 2004 earnings, as the overall impact is deemed immaterial to both the opening balance of shareholders’ equity in 2004 as well as the current year and individual prior year earnings.

      The other adjustments resulting from transition to IFRS as at December 31, 2004, comprise € 100 million (January 1, 2004 - € 108 million) relating to construction contracts, arising from applying the percentage of completion method to our housing development business at our subsidiary Bouwfonds, the € 143 million (January 1, 2004 - € 150 million) regarding loan fees is to defer recognition of additional non-reimbursable loan fees over the lifetime of the related facility.

  Notes to the Adjustments to Consolidated Net Profit and Shareholders’ Equity

      (a) Goodwill and Acquired Intangible Assets

     SFAS 142: ‘‘Goodwill and Intangible Assets’’ became effective for ABN AMRO January 1, 2002. For goodwill and intangible assets acquired subsequent to June 30, 2001 the Statement became immediately effective. Under this Statement, goodwill and intangible assets with indefinite useful lives are no longer amortized but rather tested for impairment at least annually. Other intangible assets will continue to be amortized. The gross amount of goodwill and other acquired intangibles before amortization amounts to € 7,754 million. The transition adjustment for SFAS 142 equaled € 119 million. For a further breakdown of the expense components see the following table.

Goodwill and acquired intangible assets	2004	2003	2002

Other acquired intangible asset amortization	42	43	59
Incentive payment amortization	31	33	89
SFAS 142 transition impairment expense	—	—	119
SFAS 142 impairment expense	—	—	424
APB 18 and other expense	—	—	311

Total goodwill and other acquired intangible asset related expense	73	76	1,002

     The net income adjusted to exclude the transition effect of SFAS 142 in 2002 and goodwill amortization is as follows:

	2004	2003	2002

Net income before cumulative effect of accounting changes	2,824	3,119	2,229
Cumulative effect of accounting changes, net of tax	—	—	(119)

Net income after cumulative effect of accounting changes	2,824	3,119	2,110
Cumulative impairment expense under SFAS 142 , net of tax	—	—	528
Goodwill amortization, net of tax	—	—	—

Adjusted net income	2,824	3,119	2,638

      Effect on U.S. GAAP earnings per share of adopting the accounting standard for goodwill is as follows:

	2004	2003	2002

Earnings per share
Basic as reported	1.68	1.91	1.32
Effect of change in accounting principle	—	—	0.34
Basic - pro forma	1.68	1.91	1.66

Diluted - as reported	1.67	1.90	1.32
Effect of change in accounting principle	—	—	0.34
Diluted - pro forma	1.67	1.90	1.66

     The following acquisitions were made in 2004, 2003 and 2002 and were accounted for using the purchase method.

Acquired companies (2)	% Acquired	Consideration	Total Assets (1)	Acquisition Date

	(in millions of €, except percentages)
2004:
Bethmann Maffei	100	110	812	January 30, 2004

2003:
Banco Sudameris Brasil S.A	95	657	5,000	October 27, 2003
Banca Antoniana Popolare Veneta (3)	12.7	379	—	Various dates in 2003
Capitalia (4)	9	120	—	October 2003
Perronet Finance	100	31	—	April 2003

2002:
Artemis Investment Management Limited	58	44	—	September 6, 2002
Delbrück & Co	100	58	625	September 30, 2002
Banca Antoniana Popolare Veneta (3)	5	67	—	Various dates in 2002

(1)	Effect of total assets acquired on the Consolidated Balance Sheet.
(2)	Goodwill paid on these acquisitions has been charged directly to shareholders’ equity for Dutch GAAP purposes.
(3)	In 2003 the Bank increased it’s interest in Banca Antoniana Popolare Veneta to 12.7%, after having acquired an additional 1.6% interest in 2003 and 3.5% 2000.
(4)	In 1999, the Bank acquired a 9.7% interest in Capitalia which was increased in 2000 by 0.6%. This interest decreased to 6.6% through dilution in 2002. In 2003, the bank acquired 2.4% increasing its interest to 9%.

      (b) Sale of participations

     The impact of the sale of participations equal to € 699 million (2003: € 16 million) is due to the book value of participations sold in 2004, particularly Bank of Asia and LeasePlan Corporation, including components of other comprehensive income, being determined on a different basis under Dutch GAAP as compared to U.S. GAAP.

      (c) Loan provisioning

     The following table reflects the allowance for loan losses and the reclassification of the Fund for General Banking Risk from our Dutch GAAP balance sheet to our U.S. GAAP balance sheet:

	As at December 31,

	2004	2003

Dutch GAAP specific allowance for loan losses	2,927	4,012
Reclassification of (a part of) the fund for general banking risks of € 1,149 million (2003: €
1,143 million) net of tax of which the deferred tax asset of € 314 million (2003: € 602
million) is reclassified to “other assets” in the U.S. GAAP balance sheet	910	1,745

U.S. GAAP allowance for credit losses	3,837	5,757

     Within the framework of Dutch GAAP the Fund for General Banking Risk (the “Fund”) has been maintained solely related to credit related risk. The Fund’s target level is approximately 50 basis points net of tax of total risk-weighted assets. In 2004 this was 50 basis points net of tax (2003: 51 basis points) and 76 basis points before tax (2003: 78 basis points). The Fund is in addition to the specific allowance for loan losses and is intended to cover the inherent but undetected losses expected to exist but not yet specifically known. Undetected losses expected to exist within the portfolio are due to uncertainties in economic conditions and, possibly, delays in obtaining information that could indicate or identify triggering events that additional losses could exist.

     Up to January 1, 2004 the Fund was treated as a general loan loss allowance under U.S. GAAP. From January 1, 2004, as a consequence of the transition to IFRS we have established a methodology for the estimation of incurred but not reported loan losses. This new methodology has also been applied in calculating a general loan loss reserve under U.S. GAAP, except for the operations of our U.S. subsidiaries. With respect to those entities we have included the locally reported general allowance for loan losses in the consolidated general allowance for loan losses under U.S. GAAP at December 31, 2004. As a result of the application of this new and more refined estimation methodology under U.S. GAAP, € 835 million, almost 50% of the general allowance for loan losses at December 31, 2003, has been released through the income statement in 2004. We believe that the resulting allowance for loan losses provides a level of allowance that comfortably falls within the probable range of loan loss inherent and undetected in our loan portfolio and therefore not reserved for in our specific allowance for loan losses under U.S. GAAP. At December 31, 2004 there will be a difference between U.S. GAAP and IFRS whereby the allowance for loan losses will be substantially higher than under IFRS due to the above mentioned general allowance for our U.S. subsidiaries.

     SFAS 114 requires loans to be measured for impairment when it is probable that principal or interest will not be collected in accordance with the contractual terms of the loan agreement. Total impaired loans of ABN AMRO are those reported as doubtful loans and amounted to € 6,952 million at December 31, 2004 (2003: € 7,408 million). Total impaired loans averaged € 7,180 million and € 8,420 million during 2004 and 2003, respectively. Of the total doubtful loans of € 6,952 million at December 31, 2004, € 4,088 million (2003: € 6,572 million) have aggregate specific allowances for loan losses of € 2,927 million (2003: € 4,012 million) and € 2,864 million (2003: € 836 million) have no specific allowances for loan losses. Doubtful loans included accruing loans (loans on which ABN AMRO continues to charge interest which is included in interest revenue) of € 2,864 million at December 31, 2004 (2003: € 2,453 million). Net interest revenue recognized in 2004 on impaired loans amounted to € 147 million (2003: € 155 million), and interest revenue not recognized in 2004 on impaired loans amounted to € 198 million (2003: € 204 million).

      (d) Investment Portfolio, Securities

     In equity the reconciliation item consists of two elements (1) the difference between the amortized cost and the fair market value of interest-earning available for sale (AFS) securities and designated derivatives included in the investment portfolio at the end of the period of € 2,358 million (2003: € 1,633 million) and (2) the unamortized part of realized gains and losses in connection with replacement operations which are deferred under Dutch GAAP of € 725 million (2003: € 1,551 million).

     In the income statement, the differences in the applicable year consist of (1) realized gains and losses from sales of interest-earning AFS securities and designated derivatives minus the amortization under Dutch GAAP, (2) unrealized changes in the fair value of available for sale securities attributable to changes in foreign-currency rates of available for sale portfolios denominated in a currency other than the functional currency, which are reported in equity under U.S. GAAP and in the income statement under Dutch GAAP, (3) the charge or release as value adjustments to financial fixed assets or shares if the revaluation reserve under Dutch GAAP is insufficient to absorb a temporary decline in value.

     Realized gains and losses from sales of securities in the investment portfolio, are computed using the specific identification method. Gross realized gains on sales of interest-earning securities in the investment portfolio, in 2004 were calculated at € 699 million and gross realized losses from such sales in 2004 were calculated at € 1,080 million. Gross realized gains on sales of interest-earning securities in the investment portfolio, in 2003 were calculated at € 2,358 million and gross realized losses from such sales in 2003 were calculated at € 1,220 million. At year-end 2004 gross unrealized losses equaled € 507 million (2003: € 421 million).

     (e) Private equity investments

     Under U.S. GAAP investments made by our private equity business are stated at fair value. Historically management used cost values as an approximation of fair value. Under IFRS private equity investments that are not controlled are also required to be valued at fair value. As a result, the bank implemented valuation procedures to estimate fair values, taking into consideration valuation and marketability factors inherent within investments of this nature.

     The impact of applying this fair value methodology on our U.S. GAAP equity at January 1, 2004 is € 139 million and has been recorded through earnings in 2004.

     (f) Provisions and contingencies

     The following amounts have been affected into the net earnings under U.S. GAAP with respect to provisions and contingencies.

Provisions and contingencies	2004	2003	2002

Restructuring provision	197	95	—
Provision for Dutch Collective Labor agreement buy-off	177	—	—
Termination of lease	(49)	52	—
Litigation and removals	—	—	(54)

Total	325	147	(54)

     Due to the rules under U.S. GAAP regarding the timing of the recognition of costs arising from restructuring activities, as set out in the policy difference summary, the part of the costs associated with the Group wide restructuring initiatives announced in December 2004 will be charged to U.S. GAAP income in 2005 and the first half of 2006. In addition the provision made under Dutch GAAP for costs associated with the new Collective Labor Agreement will only be recognized in 2005 and 2006.

      (g) Derivatives

     ABN AMRO’s risk management strategy uses derivative instruments to manage interest rate risk, liquidity risk, and capital requirements. ABN AMRO uses various types of derivative instruments including interest rate swaps, and interest rate futures and forward contracts to manage its interest rate position. ABN AMRO Group entities also offers various derivative products to customers but offsets the market exposure from such contracts through back to back trades with a central derivatives desk.

     Credit risk of a derivative instrument equals the unrealized gain on the derivative instrument if the counterparty fails to perform. Credit risk normally represents a small percentage of the notional amount of a derivative instrument and fluctuates as market indices, such as interest rates, rise or fall. Derivative instruments entered into by the Bank are generally subject to master netting agreements. While ABN AMRO does generally require collateral for derivative instruments, it is not always necessarily required to post collateral.

     ABN AMRO uses derivative instruments designated for hedging purposes as either fair value or cash flow hedges. Fair value hedges limit ABN AMRO’s exposure to changes in the fair value of its interest-earning assets or interest-bearing liabilities that are due to interest rate volatility. Changes in the fair value of a designated derivative that is highly effective as a fair value hedge, along with the change in fair value of the corresponding hedged asset or liability attributable to the hedged risk, are included directly in earnings. If the hedge relationship is terminated, the basis adjustment on an interest bearing hedged item is recognized into income over the life of the asset. For U.S. GAAP purposes such accounting is only applied by our U.S. business.

     Cash flow hedges mitigate the variability in cash flows of interest-earning assets or interest-bearing liabilities of ABN AMRO caused by interest rate fluctuations. Changes in the fair value of a designated derivative that is highly effective as a cash flow hedge are included in changes in Accumulated Other Comprehensive Income and reclassified into earnings in the same period during which the hedged cash flows affect earnings. Ineffectiveness, if any, is reflected directly in earnings. If the hedge relationship is terminated, related amounts accumulated in other comprehensive income are reclassified into earnings when the cash flows that were hedged occur, consistent with the life of the asset. For hedge relationships discontinued because the forecasted transaction is not expected to occur according to the original strategy, any related derivative amounts recorded in Accumulated Other

Comprehensive Income are immediately recognized in earnings. For U.S. GAAP purposes such accounting is only applied by our U.S. business.

     Derivative instruments designated as trading are recognized in the Consolidated Balance Sheet at fair value with changes in fair value reflected directly in earnings. Derivative instruments designated as trading include certain derivative instruments entered into for risk management purposes, as well as transactions executed with customers to facilitate the customers’ interest rate and foreign currency risk management strategies.

     Outside of the United States, ABN AMRO has entered into certain non-trading derivatives for which ABN AMRO continues to not apply hedge accounting under SFAS 133, despite introducing hedging under IFRS due to the differences in the hedging models available and differences in the transition requirements of U.S. GAAP and IFRS. We have chosen to accept the volatility that comes with marking these positions to market in our U.S. GAAP results and will widen the use of hedge accounting for U.S. GAAP purposes in 2006.

     To qualify as a hedge, the hedge relationship is designated and formally documented at inception detailing the particular risk management objective and strategy for the hedge relationship, including the item and risk hedged, the derivative instrument utilized, and the method of assessing effectiveness of the hedge relationship. In the case of hedges placed through the internal derivative desk of the Group, it is necessary to ensure that the risk profile of the internal hedge is placed with a 3rd party, termed ‘externalization’. No components of the derivative instruments’ change in fair value are excluded from the assessment of hedge effectiveness, including any ineffectiveness arising from the externalization process. In the United States, ABN AMRO assesses, both at the hedge’s inception and on an ongoing basis, the effectiveness of derivative instruments utilized in its hedging strategies. ABN AMRO discontinues hedge accounting when it is determined that a derivative instrument is not or has ceased to be highly effective as a hedge. If it is determined that a derivative is not or will not continue to be highly effective as a hedge, hedge accounting is discontinued prospectively and the derivative instrument is classified as a trading instrument until designated in another hedge relationship. The predominant hedge instruments in use are interest rate swaps (fixed vs. floating where the floating rate leg is based upon the LIBOR swap rate). From time to time other instruments may be used. During 2004 our internal hedges did not meet all of the externalization criteria. The total effect on the derivatives as a result of not meeting the criteria for hedge accounting, that has been included in the 2004 reconciliation, amounts to a gross gain of € 373 million.

     ABN AMRO expects to reclassify approximately € 10 million of net gains, from Accumulated Other Comprehensive Income to earnings for the year ended December 31, 2005.

     The impact arising from our IFRS alignment work due to additional bifurcations, credit swaps and other derivative issues of € 143 million, as booked in our transition to IFRS at Janaury 1, 2004, is included in the income statement impact of derivatives.

     (h) Mortgage Banking Activities

     In the United States, ABN AMRO is an active participant in the mortgage business, including both the mortgage loan origination business and subsequent sale to investors, and the business of servicing of mortgage loans.

     In the table below we present income from mortgage banking activities under U.S. GAAP.

Mortgage banking activities	Year ended December 31,

	2004	2003	2002

Net Origination and Sales Revenue	90	797	926
Loan Servicing Income and Related Fees	484	499	489
Net Gain on Sale of Servicing	0	0	45
Amortization of MSR (Net of Derivative Income)	(368)	(628)	(530)
Valuation Provision	(52)	226	(454)
Net Servicing Hedge Gain	(40)	353	653

Sub-total Servicing Activities	24	450	203

Income from Mortgage Banking Activities	114	1,247	1,129

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

     Commitments that have been extended to the borrower but not funded are classified as interest rate lock commitments (IRLCs.) IRLCs are considered derivative instruments and carried at fair value with changes in fair value reflected directly in earnings. Expected future cash flows related to the associated servicing of the loan are not included in the measurement of the fair values of IRLCs. As IRLCs primarily consist of fixed rate mortgages or hybrid ARM products, these commitments are subject to interest rate risk exposure. The interest rate risk associated with IRLCs is primarily hedged through the use of forward sale contracts creating an economic, but not an accounting hedge. Both the IRLCs and associated derivative contracts are marked to market on the balance sheet and the net change in value is recognized as a component of Mortgage Banking Activities. The value of the IRLCs and derivative contracts is included in Other Assets or Other Liabilities, as appropriate.

     Loans that have been funded but not yet sold to a third party investor are categorized as mortgage loans held for sale on the Balance Sheet. Initially, these mortgage loans held for sale are recognized at an amount equal to the funded loan amount and any origination fees less the initial direct costs of originations and the carrying basis attributable to the IRLC period. Subsequently, mortgage loans held for sale are carried at the lower of aggregate cost or fair value. Similar to IRLCs, mortgage loans held for sale are subject to interest rate risk and this risk exposure is hedged. The primary hedge strategy entails selling forward the mortgage loans held for sale. Under cash flow hedge accounting, changes in fair value related to hedges considered to be effective are recognized in Accumulated Other Comprehensive Income while ineffectiveness is recognized directly in earnings.

     ABN AMRO principally sells mortgage loans to the GSEs. Under these programmes, the GSEs create the securitization and certificate the loans. ABN AMRO sold virtually all of the origination volume of € 41.5 billion and € 104 billion in 2004 and 2003 respectively to the GSEs. A small portion of originated loans, primarily jumbo mortgages, pertains to securitization programmes established and administered by ABN AMRO. Investors have no recourse to ABN AMRO in the securitization programmes.

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

     To facilitate sales, the structure of each mortgage must conform to the guidelines specified by the GSEs. Loan sale agreements include normal representations and warranties pertaining to credit information, loan documentation, collateral and insurability. When the representations or warranties are breached, ABN AMRO is required to repurchase the loan or indemnify the third party investor. Total loans repurchased during 2004 and 2003 aggregated € 312 million and € 357 million, respectively. Normal representations and warranties include insurability. At December 31, 2004, approximately € 48 million of total loans sold remained uninsured. Management generally believes the majority of the uninsured loans will become insured during the normal course of business in 2005. To the extent insurance is not obtained, the loans may be subject to repurchase. Additions to the liability for estimated losses, including uninsured government loans, were € 98 million and € 64 million for 2004 and 2003, respectively. At December 31, 2004 and 2003, the liability for estimated losses on repurchase and indemnification was € 68 million and € 35 million, respectively, and was included in other liabilities on the balance sheet.

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

     Mortgage loans that ABN AMRO is servicing for others aggregate to € 138.7 billion and € 151.9 billion at December 31, 2004 and 2003, respectively. Mortgage loans that ABN AMRO is servicing are not included in the consolidated financial statements. Fees received in connection with servicing loans owned by investors are recognized as earned. Loan servicing costs are charged to expense as incurred. The weighted average note rate on the servicing portfolio was 5.66% at December 31, 2004 and 6.14% at December 31, 2003.

     MSRs related to loans sold in the secondary market are initially recognized based on the relative fair value of the MSR and the mortgage loan on the date the mortgage loan is sold. Purchased MSRs are initially recognized at their purchase price which approximates fair value cost. Subsequent to initial recognition, MSRs are carried at the lower of initial carrying value, adjusted for amortization, or fair value (i.e., lower of cost or market). MSRs are amortized in proportion to, and over the period of, the estimated future net servicing income stream of the underlying mortgage loans.

     The carrying value of MSRs also includes hedge accounting adjustments and valuation reserves. MSRs are hedged under a fair value hedge programme designed to limit ABN AMRO’s exposure to changes in the fair value of its MSR asset due to interest rate volatility. Under a fair value hedge programme, the changes in fair value of a designated internal derivative that is highly effective as a fair value hedge, along with the change in fair value of the MSR attributable to the hedged risk, are included directly in earnings. These items are reflected as Net Servicing Hedge Gain (Loss) in the Income from Mortgage Banking Activities table included in this footnote. The predominant hedge instruments in use are interest rate swaps. In addition, from time to time mortgage-backed securities issued by the GSEs are used to hedge MSR assets.

     Changes in the balance of mortgage servicing rights (MSR), net of valuation allowance, were as follows:

Developments in MSRs	Year ended December 31,

	2004	2003

Balance, Beginning of Period	1,786	1,064
Additions	558	1,371
Sales	0	0
Amortization	(539)	(860)
Statement 133 Hedge Basis Adjustments	101	265
Net Change in Valuation Allowance	(2)	226
Currency translation adjustment	(146)	(281)

Balance, End of Period (1)	1,758	1,786

(1)	At December 31, 2004 and 2003, aggregate MSR fair value was € 1.8 billion and € 1.8 billion, respectively.

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

     The following table reflects the activity in the valuation allowance:

Developments in valuation allowance	Year ended December 31,

	2004	2003

Balance, Beginning of Period	175	773
Provisions	47	124
Recoveries	(45)	(350)
Permanent Impairment	0	(295)
Currency translation adjustment	(13)	(76)

Balance, End of Period	164	175

     The predominant economic factors impacting changes in the fair value of MSRs are changes in interest rates, which drive changes in prepayment speeds of the underlying mortgage loans. Mortgage loan prepayment rates are revised monthly, and are derived from a third party model. Other economic factors considered in estimating the fair value of MSRs include discount rates, servicing costs, ancillary income and other economic factors. ABN AMRO compares its assumptions on these factors to third party data quarterly. Changes in these economic factors are infrequent and based upon market trends.

     Mortgage interest rates remained relatively flat (within a 50 basis point range) throughout most of 2004, leading to relatively stable mortgage loan prepayments and weighted average life of the MSRs and therefore little change in the fair value of the MSRs.

     Key economic assumptions and the reduction in the amount of MSRs caused by immediate adverse changes in those assumptions on fair values are as follows:

At December 31,

2004

Fair Value of MSRs	1,758
Weighted Average Life	4.90
Prepayment Speed (Annual Rate)	15.01%
Decrease in fair value from 10% adverse change	77
Decrease in fair value from 25% adverse change	193
Option Adjusted Spread (Price Weighted for Total Portfolio)	348
Decrease in fair value from 10% adverse change	27
Decrease in fair value from 25% adverse change	65

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

     (i) Deferred Tax

     In accordance with SFAS 109, the components of the net U.S. GAAP deferred tax liability are as follows:

Deferred tax liabilities and assets	2004	2003

Deferred tax liabilities
Investment Securities	928	1,128
Property	388	401
Post-employment benefits	—	255
Derivatives	—	91
Leasing and other financing constructions	296	403
Servicing rights	447	521
Dutch tax liability regarding foreign branches	742	592
Other	134	136

Total deferred tax liabilities	2,935	3,527
Deferred tax assets
General allowance for loan losses (1)	314	602
Tax losses foreign entities	479	623
Securities	—	726
Property	95	102
Restructuring charge	13	15
Tax credits	190	17
Post-employment benefits	99	0
Specific allowances for loan losses	471	400
Derivatives	89	—
Other	220	405

Total deferred tax assets before valuation allowance	1,970	2,890
Less: valuation allowance	207	142

Deferred tax assets less valuation allowance	1,763	2,748

Total net deferred tax liability under U.S. GAAP (2)	1,172	779

(1)	This amount represents the tax effect of the gross up of the Fund for general banking risks which is considered to be a general allowance for loan losses for U.S. GAAP purposes. See note 45(b).
(2)	Of which € 1,612 million net liability (2003: € 1,521 million net liability) is a consequence of differences between Dutch GAAP and U.S. GAAP.

     ABN AMRO considers a significant portion of its approximately € 7.4 billion in distributable invested capital to be permanently invested. If such capital were distributed no foreign taxes would be required to be paid on such earnings. The estimated impact of foreign withholding tax is € 223 million.

     (j) Accounting for Stock-Based Compensation

     At December 31, 2004, ABN AMRO has a number of stock-based employee compensation plans, which are described more fully in Note 16. ABN AMRO accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The market value of options was estimated at the grant date using a Black-Scholes option pricing model. Option valuation models require use of highly subjective assumptions. Also, employee stock options have characteristics that are significantly different from those of traded options, including vesting provisions and trading limitations that impact their liquidity. Because employee stock options have differing characteristics and changes in the subjective input, assumptions can materially affect the fair value estimate. Therefore the Black-Scholes valuation model does not necessarily provide a reliable measure of the fair value of employee stock options. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation as required by SFAS 148.

Stock-based employee compensation	2004	2003	2002

	(in millions of €, except Per Share Data)
Net profit under U.S. GAAP	2,824	3,119	2,110
Preferred dividend	43	45	46

Profit attributable to ordinary shares	2,781	3,074	2,064
Stock-based employee compensation	55	41	40

Pro forma net profit	2,726	3,033	2,024

Earnings per share:
Basic – as reported	1.68	1.91	1.32
Basic – pro forma	1.64	1.88	1.30
Diluted – as reported	1.67	1.90	1.32
Diluted – pro forma	1.64	1.88	1.29

     The following table show the weighted-average assumptions used in valuing the options within each of the following years:

Assumptions	2004	2003	2002

Risk-free interest rates	4.2%	4.0%	5.3%
Dividend yields	5.3%	6.4%	4.6%
Stock volatility factor	23.1%	35.4%	26.9%
Expected life of options (in years)	10	10	9

     (k) Accounting for Collateral and Securitizations and Transfers

     SFAS 140: “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. ABN AMRO considers the impact of accounting for securitizations and transfers under SFAS 140 to be insignificant to its financial position and net income. The book value of inventory under repurchase agreements where the counterparty has the ability to sell or repledge collateral amounts to € 7 billion. The fair value of collateral accepted that can be sold or repledged in connection with securities borrowing and reverse repurchase agreements amount to € 61 billion of which € 41 billion has been sold or repledged as of the balance sheet date.

     (l) Variable Interest Entities

     In January 2003, the FASB issued FASB Interpretation No. 46 Consolidation of Variable Interest Entities (FIN 46R) (revised December 2003), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in another entity that meets the definition of a variable interest entity (“VIE”). FIN 46R requires enterprises to consolidate VIEs, often including so called Special Purpose Entities, if the enterprise will absorb a majority of the variable interest entity’s expected losses, or will receive a majority of the expected residual returns, or both. A variable interest can arise from any ownership, contractual or other financial interest, including but not limited to equity and debt interests, or fee and management arrangements.

     FIN 46 defines a VIE as an entity that meets one of the following criteria:

  The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or

  The equity investors lack the ability through voting rights or similar rights to make decisions about the entity’s activities that have a significant effect on the success of the entity.

     If an entity qualifies as a VIE an assessment is made to see who holds obligations to absorb expected losses or the rights to receive the expected returns of the entity. The primary beneficiary is the enterprise which absorbs the majority of these expected losses and returns and must consolidate the VIE.

     The scope of FIN 46 is wide ranging and can result in consolidation of more entities. At risk of consolidation is any counterparty entity which meets the definition of a VIE. In general, transactions with VIEs are executed to facilitate securitisation activities, either for the benefit of ABN AMRO in respect of its’ own assets or for the benefit of the clients in respect of the client’s assets or to meet specific client needs, such as providing investment opportunities (referred to as ‘financial intermediation’).

     ABN AMRO has reviewed the population of potential variable interest entities in which it has some involvement. For the vast majority of the variable interest entities in the identified population, the Bank is either already consolidating the entity, as required by Dutch GAAP, or has assessed the Bank’s involvement not to be that of a primary beneficial interest, as defined in FIN 46. Those identified in which we do hold a primary beneficial interest, not already consolidated, would have the following impact on our consolidated balance sheet at December 31, 2004:

  ABN AMRO acts as sponsor to a number of multi-seller asset backed conduit programs, into which its clients sell financial assets. The vehicles used in these programs would need to be consolidated, impacting total assets by € 23,700 million and liabilities by an equal amount. Within these programs the bank had commitments to provide liquidity in the commercial paper market amounting to € 28,400 million. The Bank also provides limited credit enhancement, primarily through the issuance of letters of credit. Commitments under program letters of credit amounted to € 2,400 million.

  ABN AMRO also sponsors its own single-seller asset-backed commercial paper conduit programs. The assets sold into these programs are not derecognized under Dutch GAAP. Hence the impact of consolidating the conduit vehicles is limited to a reclassification of € 14,200 million from Customer Accounts to Debt Securities.

  ABN AMRO has sponsored several trust preferred security issuances, the legal entities related to which should no longer be consolidated under the rules of FIN 46, requiring the amount currently reported as ‘Guaranteed preferred beneficial interest in subsidiaries’ to be reported as ‘Subordinated Debt. The impact on the balance sheet is a reclassification from Minority Interests to Liabilities of € 2,408 million at December 31, 2004 (2003: € 2,170 million).

     For ABN AMRO there is no material impact on net earnings or shareholders’ equity.

     (m) Consolidated Balance Sheet and Income Statement Adjusted for U.S. GAAP

Consolidated Balance Sheet including Significant U.S. GAAP Adjustments

     The following Consolidated Balance Sheet illustrates the effect of the reconciling items under U.S. GAAP based on the Dutch GAAP balance sheet.

Consolidated balance sheet adjusted for U.S. GAAP	2004	2003

Assets
Cash	17,794	12,734
Short-dated government paper	16,578	9,240
Banks	83,710	58,800
Professional securities transactions	59,269	56,578
Loans	242,784	244,277
Less: Allowance for credit losses	(3,837)	(5,757)

Net Loans	238,947	238,520
Interest-bearing securities	136,244	135,053
Shares	25,997	16,162
Participating interests	2,309	2,546
Property and equipment	6,697	7,051
Goodwill and other acquired intangible assets	5,186	6,045
Other assets	13,383	15,753
Prepayments and accrued interest	7,324	6,557

	613,438	565,039

Liabilities
Banks	132,732	110,887
Professional securities transactions	40,661	48,517
Total customer accounts	252,896	241,349
Debt securities	82,926	71,688
Other liabilities	42,854	33,320
Accruals and deferred income	9,051	10,014
Provisions	13,863	11,508

	574,983	527,283

Consolidated balance sheet adjusted for U.S. GAAP	2004	2003

Subordinated debt	12,639	13,900
Minority interests	1,871	1,543
Guaranteed preferred beneficial interest in subsidiaries (1)	2,408	2,170
Shareholders’ equity	21,537	20,143

Total liabilities and shareholders equity	613,438	565,039

(1)	In 2004, guaranteed preferred beneficial interest in subsidiaries represents the 5.900% Noncumulative Guaranteed Trust Preferred Securities, 6.250% Noncumulative Guaranteed Trust Preferred Securities and 6.08% Noncumulative Guaranteed Trust Preferred Securities (the “Trust Preferred Securities”) issued respectively by ABN AMRO Capital Funding Trust V, ABN AMRO Capital Funding Trust VI and ABN AMRO Capital Funding Trust VII (the “Trusts”), indirect wholly-owned subsidiaries of ABN AMRO Holding. The sole assets of the Trusts are Noncumulative Guaranteed Class B Preferred Securities (the “Class B Preferred Securities”) of ABN AMRO Capital Funding LLC V, ABN AMRO Capital Funding LLC VI and ABN AMRO Capital Funding LLC VII, indirect wholly-owned subsidiaries of ABN AMRO Holding, and the maturities and interest on the Class B Preferred Securities match those of the Trust Preferred Securities. The Trust Preferred Securities and the Class B Preferred Securities pay interest quarterly in arrears and are redeemable only upon the occurrence of certain events specified in the documents governing the terms of those securities. Subject to limited exceptions, the earliest date that the Class B Preferred Securities can be redeemed is July 3, 2008 with respect to ABN AMRO Capital Funding Trust V, September 30, 2008 with respect to ABN AMRO Capital Funding Trust VI, and February 18, 2009 with respect to ABN AMRO Capital Funng Trust VII. The Trust Preferred Securities and the Class B Preferred Securities are each subject to a full and unconditional guarantee of ABN AMRO Holding. In terms of dividend and liquidation rights, the Trust Preferred Securities are comparable to ABN AMRO Holding preference shares.

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

Consolidated Income Statement including Significant U.S. GAAP Adjustments

     The following Consolidated Income Statement illustrates the effect of the reconciling items under U.S. GAAP based on the Dutch GAAP income statement.

Consolidated income statement adjusted for U.S. GAAP	2004	2003	2002

Revenue
Interest revenue	22,739	23,132	27,099
Interest expense	13,530	13,806	17,525

Net interest revenue	9,209	9,326	9,574
Provision for loan losses	(182)	1,274	1,695

Net interest revenue after provision for loan losses	9,391	8,052	7,879
Revenue from securities and participating interests	921	269	369
Commission revenue	5,452	5,160	5,421
Commission expense	702	696	782

Net commissions	4,750	4,464	4,639
Results from financial transactions	1,435	1,357	2,660
Net gains from available for sales securities	(210)	1,034	288
Other revenue	1,123	2,348	2,101

Total non interest revenue	8,019	9,472	10,057

Total revenue	17,410	17,524	17,936

Expenses
Staff costs	7,798	7,091	7,162
Other administrative expenses	4,880	4,428	5,068

Administrative expenses	12,678	11,519	12,230
Depreciation	978	978	993
Goodwill and other acquired intangible related amortization and expense	73	60	1,002

Operating expenses	13,729	12,557	14,225
Operating profit before taxes	3,681	4,967	3,711
Taxes	586	1,594	1,393

Group profit after taxes	3,095	3,373	2,318
Minority interests	271	254	208

Net profit	2,824	3,119	2,110

      (n) Comprehensive Income

     Effective January 1, 1998, ABN AMRO adopted Statement 130 “Reporting Comprehensive Income”, which establishes rules for the reporting and display of comprehensive income and its components. Its components and accumulated other comprehensive income amounts for the three-year period ended December 31, 2004 are summarized as follows:

	Currency Translation Adjustment	Unrealized Gains in Investment Portfolios	Cash Flow Hedges	Pensions	Accumulated Other Comprehensive Income	Comprehensive Income

Balance December 31, 2001	(55)	441	(9)		377
Net Income						2,110
Currency translation adjustment (net of €
1,565 million tax credit)	(2,887)	17	19		(2,851)
Unrealized gains arising during the year (net of
€ 231 million tax credit)		(208)	(298)		(506)
Less: reclassification adjustment for gains
realized in net income (net of € 247 million
tax expense)		227	115		342
Equity for additional provision liability (net of
€ 198 million tax credit)				(374)	(374)
Other comprehensive income						(3,389)

Comprehensive income						(1,279)

Balance December 31, 2002	(2,942)	477	(173)	(374)	(3,012)
Net Income						3,119
Currency translation adjustment (net of € 216
million tax credit)	(1,148)	(38)	31		(1,155)
Unrealized gains arising during the year (net of
€ 115 million tax credit)		(499)	(18)		(517)
Less: reclassification adjustment for gains
realized in net income (net of € 225 million
tax expense)		428			428
Cumulative effect of change in accounting
principle (net of € 7 million tax expense)				14	14
Other comprehensive income						(1,230)

Comprehensive income						1,889

Balance December 31, 2003	(4,090)	368	(160)	(360)	(4,242)	2,824
Net Income
Currency translation adjustment (net of € 233
million tax credit)	(350)	(23)	1		(372)
Unrealized gains arising during the year (net of
€ 79 million tax expense)		26	139		165
Less: reclassification adjustment for gains		617	(13)	(479)	125
realized in net income (net of € 161 million
tax credit)
Other comprehensive income						(82)

Comprehensive income						2,742

Balance December 31, 2004	(4,440)	988	(33)	(839)	(4,324)

     (o) Earnings per Share under U.S. GAAP

     Basic EPS is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding. Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares that were outstanding during the period.

     The computation of basic and diluted EPS for the years ended December 31, 2004, 2003 and 2002 are presented in the following table:

Computation of earnings per share	2004	2003	2002

Net profit	2,824	3,119	2,110
Dividends on Preference Shares	43	45	46

Net profit applicable to Ordinary Shares	2781	3,074	2,064
Dividends on Convertible Preference Shares	—	—	1

Net profit adjusted for diluted computation	2,781	3,074	2,065

Weighted-Average Ordinary Shares Outstanding	1,657.6	1,610.2	1,559.3
Dilutive Effect of Staff Options	0.0	0.0	0.0
Convertible Preference Shares	0.0	0.0	2.1
Performance Share Plan	3.0	4.9	3.9

Adjusted Diluted Computation	1,660.6	1,615.1	1,565.2

Basic Earnings Per Share	1.68	1.91	1.32
Diluted Earnings Per Share	1.67	1.90	1.32

      (p) Supplemental Condensed Information

     The following consolidating information presents condensed balance sheets as at December 31, 2004 and 2003 and condensed statements of income and cash flows for the years ended December 31, 2004, 2003 and 2002 of Holding Company, Bank Company and its subsidiaries. These statements are prepared in accordance with Dutch GAAP. The significant differences between Dutch and U.S. GAAP as they affect Holding Company, Bank Company and its subsidiaries are set out below.

Supplemental Condensed Balance Sheet

      The condensed balance sheets as at December 31, 2004 and 2003 are presented in the following tables:

Condensed balance sheet as at December 31, 2004	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Assets
Cash		14,460	3,334		17,794
Short-dated government paper		12,530	4,048		16,578
Banks		102,797	51,046	(70,133)	83,710
Loans		211,310	138,989	(51,248)	299,051
Interest-bearing securities	10	95,830	41,339	(3,310)	133,869
Shares		13,563	12,289		25,852
Participating interests	15,232	16,517	1,378	(30,818)	2,309
Property and equipment		2,206	4,592		6,798
Other assets		8,751	6,587		15,338
Prepayments and accrued interest		4,610	2,714		7,324

Total assets	15,242	482,574	266,316	(155,509)	608,623

Liabilities
Banks	240	133,797	89,163	(90,468)	132,732
Client accounts	20	237,046	87,404	(30,913)	293,557
Debt securities		42,442	43,794	(3,310)	82,926
Other liabilities	10	32,334	10,695	1	43,040
Accruals and deferred income		7,052	2,725	(1)	9,776
Provisions		2,661	10,892		13,553
Fund for general banking risk		1,149			1,149
Subordinated debt		10,861	1,778		12,639
Minority interests			4,279		4,279
Shareholders’ equity	14,972	15,232	15,586	(30,818)	14,972

Total liabilities and shareholders equity	15,242	482,574	266,316	(155,509)	608,623

Reconciliations to U.S. GAAP
Shareholders’ equity as reported in the Condensed
Balance Sheet	14,972	15,232	15,586	(30,818)	14,972

U.S. GAAP Adjustments:
Goodwill and Acquired Intangible Assets		886	4,107		4,993
Loan provisioning		835			835
Debt restructuring		17			17
Investment portfolio securities		3,031	52		3,083
Private equity investments			145		145
Property		29	(130)		(101)
Employee incentive plans		136			136
Provisions and contingencies		374	95		469
Derivatives		(1,058)	(17)		(1,075)
Mortgage banking activities			(227)		(227)
Other adjustments resulting from transition to IFRS		(143)	(100)		(243)
Taxes		(1,352)	(115)		(1,467)
Reconciling items subsidiaries (net)	6,565	3,810		(10,375)

Shareholders’ equity under U.S. GAAP	21,537	21,797	19,396	(41,193)	21,537

Condensed balance sheet as at December 31, 2003	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Assets
Cash		9,184	3,550		12,734
Short-dated government paper		5,868	3,372		9,240
Banks	437	84,046	50,280	(75,963)	58,800
Loans		174,163	150,391	(27,711)	296,843
Interest-bearing securities	20	112,543	23,844	(4,366)	132,041
Shares		4,163	12,082		16,245
Participating interests	12,656	17,024	1,420	(28,471)	2,629
Property and equipment		2,390	4,814		7,204
Other assets		8,949	7,599		16,548
Prepayments and accrued interest	8	4,896	3,257	(8)	8,153

Total assets	13,121	423,226	260,609	(136,519)	560,437

Liabilities
Banks		109,969	85,748	(84,830)	110,887
Client accounts	21	222,746	85,951	(18,852)	289,866
Debt securities		33,168	42,886	(4,366)	71,688
Other liabilities	53	22,944	10,210		33,207
Accruals and deferred income		7,589	4,251		11,840
Provisions		1,087	10,059		11,146
Fund for general banking risk		1,143			1,143
Subordinated debt		11,924	1,976		13,900
Minority interests			3,713		3,713
Shareholders’ equity	13,047	12,656	15,815	(28,471)	13,047

Total liabilities and shareholders equity	13,121	423,226	260,609	(136,519)	560,437

Reconciliations to U.S. GAAP
Shareholders’ equity as reported in the
Condensed Balance Sheet	13,047	12,656	15,815	(28,471)	13,047

U.S. GAAP Adjustments:
Goodwill and Acquired Intangible Assets		1,043	4,795		5,838
Debt restructuring		58			58
Investment portfolio securities		2,667	517		3,184
Private equity investments			(83)		(83)
Participating interests		(83)			(83)
Property		(81)	(72)		(153)
Employee incentive plans		94			94
Contingencies			144		144
Derivatives		(5)	(482)		(487)
Mortgage banking activities			105		105
Internal use software
Taxes		(1,268)	(253)		(1,521)
Dividends
Reconciling items subsidiaries (net)	7,096	4,671		(11,767)

Shareholders’ equity under U.S. GAAP	20,143	19,752	20,486	(40,238)	20,143

Supplemental Condensed Statement of Income

     The condensed statements of income for the years ended December 31, 2004, 2003 and 2002 are presented in the following tables:

Condensed income statement for the year ended December 31, 2004	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net interest revenue	8	4,314	5,344		9,666
Results from consolidated subsidiaries	4,107	2,552		(6,659)	0
Net commissions		1,798	2,952		4,750
Results from financial transactions		1,678	610		2,288
Other revenue		1,140	1,949		3,089

Total revenue	4,115	11,482	10,855	(6,659)	19,793
Operating expenses	5	7,143	6,539		13,687
Provision for loan losses		212	441		653
Value adjustments to financial fixed assets		3	(1)		2

Operating profit before taxes	4,110	4,124	3,876	(6,659)	5,451
Taxes	1	17	1,053		1,071
Extraordinary results (net)					0
Minority interests			271		271

Net profit	4,109	4,107	2,552	(6,659)	4,109

Reconciliations to U.S. GAAP
Net Profit under Dutch GAAP	4,109	4,107	2,552	(6,659)	4,109

U.S. GAAP Adjustments:
Goodwill and Acquired Intangible Assets			(73)		(73)
Sale of participations		(699)			(699)
Loan provisioning		835			835
Debt restructuring
Investment portfolio securities		(918)	(251)		(1,169)
Private equity investments			228		228
Property		(17)			(17)
Employee incentive plans		(34)			(34)
Provisions and contingencies		374	(49)		325
Derivatives		(1,053)	476		(577)
Mortgage banking activities			(346)		(346)
Internal use software
Other adjustments resulting from transition to IFRS		(143)	(100)		(243)
Taxes		347	138		485
Reconciling items subsidiaries (net)	(1,285)	23		1,262

Net profit under U.S. GAAP	2,824	2,822	2,575	(5,397)	2,824

Condensed income statement for the year ended December 31, 2003	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net interest revenue	5	4,348	5,370		9,723
Results from consolidated subsidiaries	3,159	2,185		(5,344)	0
Net commissions		1,662	2,802		4,464
Results from financial transactions		1,576	417		1,993
Other revenue		239	2,374		2,613

Total revenue	3,164	10,010	10,963	(5,344)	18,793
Operating expenses	2	5,847	6,736		12,585
Provision for loan losses		656	618		1,274
Value adjustments to financial fixed assets		11	5		16

Operating profit before taxes	3,162	3,496	3,604	(5,344)	4,918
Taxes	1	337	1,165		1,503
Extraordinary results (net)
Minority interests			254		254

Net profit	3,161	3,159	2,185	(5,344)	3,161

Reconciliations to U.S. GAAP
Net Profit under Dutch GAAP	3,161	3,159	2,185	(5,344)	3,161

U.S. GAAP Adjustments:
Goodwill and Acquired Intangible Assets			(60)		(60)
Debt restructuring
Investment portfolio securities		848	(150)		698
Private equity investments			(83)		(83)
Property		43			43
Post-employment benefits		17			17
Employee incentive plans		(28)			(28)
Contingencies		0	147		147
Derivatives		(674)	76		(598)
Mortgage banking activities			4		4
Internal use software		(66)	(25)		(91)
Taxes		(62)	(29)		(91)
Reconciling items subsidiaries (net)	(42)	(120)		162

Net profit under U.S. GAAP	3,119	3,117	2,065	(5,182)	3,119

Condensed income statement for the year ended December 31, 2002	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net interest revenue	14	3,954	5,877		9,845
Results from consolidated subsidiaries	2,199	2,270		(4,469)
Net commissions		1,669	2,970		4,639
Results from financial transactions		1,217	260		1,477
Other revenue		66	2,253		2,319

Total revenue	2,213	9,176	11,360	(4,469)	18,280
Operating expenses	2	5,621	7,200		12,823
Provision for loan losses		934	761		1,695
Value adjustments to financial fixed assets		38	11		49

Operating profit before taxes	2,211	2,583	3,388	(4,469)	3,713
Taxes	4	187	902		1,093
Extraordinary results (net)		(197)	(8)		(205)
Minority interests			208		208

Net profit	2,207	2,199	2,270	(4,469)	2,207

Reconciliations to U.S. GAAP
Net Profit under Dutch GAAP	2,207	2,199	2,270	(4,469)	2,207

U.S. GAAP Adjustments:
Goodwill and Acquired Intangible Assets		(290)	(712)		(1,002)
Debt restructuring		(17)			(17)
Investment portfolio securities		1,090	97		1,187
Property		10	3		13
Post-employment benefits		6			6
Employee incentive plans		82			82
Contingencies		(44)	(10)		(54)
Derivatives		372	(293)		79
Mortgage banking activities			151		151
Internal use software		(89)	(33)		(122)
Taxes		(505)	85		(420)
Reconciling items subsidiaries (net)	(97)	(712)		809

Net profit under U.S. GAAP	2,110	2,102	1,558	(3,660)	2,110

Supplemental Statement of Cash Flow

     The condensed statements of cash flow for the years ended December 31, 2004, 2003 and 2002 are presented in the following tables:

Condensed statement of cash flow 2004	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net cash flow from operations / banking activities	1,058	(13,422)	(5,331)	(1,708)	(19,403)
Net outflow of investment / sale of securities investment
portfolios		(408)	1,822		1,414
Net outflow of investment / sale of participating interests		(71)	770	1,659	2,358
Net outflow of expenditure / sale of property & equipment		(364)	(496)		(860)

Net cash flow from investment activities		(843)	2,096	1,659	2,912
Increase in group equity	(524)	1,652	2,206	(1,285)	2,049
Repayment of preference shares			(1,911)		(1,911)
Net increase (decrease) of subordinated debt		(548)	(199)		(747)
Net increase (decrease) of debentures and notes		12,383	4,680		17,063
Cash dividends paid	(774)	(677)	(847)	1,334	(964)

Net cash flow from financing activities	(1,298)	12,810	3,929	49	15,490

Cash flow	(240)	(1,455)	694		(1,001)

Condensed statement of cash flow 2003	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net cash flow from operations / banking activities	709	(1,449)	(280)	(974)	(1,994)
Net outflow of investment / sale of securities investment
portfolios		(740)	(3,016)		(3,756)
Net outflow of investment / sale of participating interests		(639)	(1,479)	1,472	(646)
Net outflow of expenditure / sale of property &
equipment		(282)	(790)		(1,072)

Net cash flow from investment activities		(1,661)	(5,285)	1,472	(5,474)
Increase in group equity	(9)	1,472	1,290	(1,472)	1,281
Repayment of preference shares			(1,258)		(1,258)
Net increase (decrease) of subordinated debt		720	141		861
Net increase (decrease) of debentures and notes		4,816	4,374		9,190
Cash dividends paid	(700)	(639)	(550)	974	(915)

Net cash flow from financing activities	(709)	6,369	3,997	(498)	9,159

Cash flow	0	3,259	(1,568)		1,691

Condensed statement of cash flow 2002	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net cash flow from operations / banking activities	836	16,387	2,527	(958)	18,792

Net outflow of investment / sale of securities investment
portfolios		(19,429)	(2,458)		(21,887)
Net outflow of investment / sale of participating interests		(730)	(208)	739	(199)
Net outflow of expenditure / sale of property & equipment		(436)	(359)		(795)

Net cash flow from investment activities		(20,595)	(3,025)	739	(22,881)

Increase in group equity	106		739	(739)	106
Repayment of preference shares
Net increase (decrease) of subordinated debt	(300)	10	(560)		(850)
Net increase (decrease) of debentures and notes		(205)	1,671		1,466
Cash dividends paid	(652)	(664)	(641)	958	(999)

Net cash flow from financing activities	(846)	(859)	1,209	219	(277)

Cash flow	(10)	(5,067)	711		(4,366)

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

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

46 Company financial statements

Company balance sheet at December 31, 2004 after profit appropriation

Balance sheet ABN AMRO Holding N.V.	2004	2003

Assets
Banks [a]	-	437
Interest-earning securities [b]	10	20
Participating interests in group companies [c]	15,232	12,656
Prepayments and accrued income [e]	0	8

	15,242	13,121

Liabilities
Banks [a]	240	0
Deposits and other client accounts	20	21
Other liabilities [d]	10	53
Accruals and deferred income [e]	0	0

	270	74
Share capital	1,721	1,732
Share premium account	2,565	2,549
Revaluation reserves	204	283
Reserves prescribed by law and articles of association	280	280
Other reserves	10,202	8,203

Shareholders’ equity	14,972	13,047
Own capital	14,972	13,047

	15,242	13,121

Company income statement for 2004

Income statement ABN AMRO Holding N.V.	2004	2003	2002

Profits of participating interests after taxes	4,107	3,159	2,199
Other profit after taxes	2	2	8

Net profit	4,109	3,161	2,207

Drawn up in accordance with section 2:402 of the Netherlands Civil Code.

Letters stated against items refer to the notes.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

Notes to the company balance sheet and income statement
(all amounts are in millions of €)

   a  Banks

      This item includes call loans to and other interbank relations with Group companies.

   b  Interest-earning securities

      The amount included in this item represents securitized receivables, such as commercial paper.

   c  Participating interests in group companies

     Dividends payable by ABN AMRO Bank N.V to ABN AMRO Holding N.V. amounted to € 1,751 million (2003: € 677 million). Dividends received by ABN AMRO Bank N.V. from subsidiaries amounted to € 657 million (2003: € 335 million).

	2004	2003	2002

Development:
Opening balance	12,656	10,665	11,817
Movements (net)	2,576	1,991	(1,152)

Closing balance	15,232	12,656	10,665

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

   f  Share capital and reserves

      For details refer to note 16.

   g  Guarantees

      ABN AMRO Holding N.V. guarantees all liabilities of ABN AMRO Bank N.V.

Amsterdam, March 17, 2005

Supervisory Board	Managing Board

A.A. Loudon	R.W.J. Groenink
M.C. van Veen	W.G. Jiskoot
W. Dik	T. de Swaan
A. Burgmans	J. Ch. L. Kuiper
D.R.J. Baron de Rothschild	C.H.A. Collee
Mrs. L.S. Groenman	H.Y. Scott-Barrett
Mrs T.A. Maas-de Brouwer
A.C. Martinez
M.V. Pratini de Moraes
P. Scaroni
Lord C.M. Sharman of Redlynch
A.A. Olijslager

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

47 Major subsidiaries and participating interests

     (Unless otherwise stated, the bank’s interest is 100% or almost 100%, on March 17, 2005. Those major subsidiaries and participating interests that are not 100% consolidated but are accounted for under the equity method (a) or proportionally consolidated (b) are indicated separately.)

ABN AMRO Bank N.V., Amsterdam

  Netherlands

AAGUS Financial Services Group N.V., Amersfoort (67%)
AA Interfinance B.V., Amsterdam
ABN AMRO Assurantie Holding B.V., Zwolle
ABN AMRO Bouwfonds Nederlandse Gemeenten N.V., Hoevelaken (per April 5, 2005 voting right 100%)
ABN AMRO Effecten Compagnie B.V., Amsterdam
ABN AMRO Mellon Global Securities B.V., Amsterdam (50%)(b)
ABN AMRO Participaties B.V., Amsterdam
ABN AMRO Projectontwikkeling B.V., Amsterdam
ABN AMRO Trustcompany (Nederland) B.V., Amsterdam
ABN AMRO Ventures B.V., Amsterdam
Amstel Lease Maatschappij N.V., Utrecht
Delta Lloyd ABN AMRO Verzekeringen Holding B.V., Zwolle (49%)(a)
Dishcovery Horeca Expl. Mij B.V., Amsterdam
Hollandsche Bank-Unie N.V., Rotterdam
IFN Group B.V., Rotterdam
Nachenius, Tjeenk & Co. N.V., Amsterdam
Solveon Incasso B.V., Utrecht
Stater N.V., Hoevelaken (60% ABN AMRO Bank N.V., 40% ABN AMRO Bouwfonds Nederlandse Gemeenten N.V.)

Outside the Netherlands

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
      Banque de Neuflize, Paris
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
ABN AMRO Trust Company (Jersey) Ltd., St. Helier
ABN AMRO Trust Company (Suisse) S.A., Geneva

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

Alfred Berg Holding A/B, Stockholm
Alfred Berg Asset Management Holding AB, Stockholm
Antonveneta ABN AMRO Societa di Gestione del Risparmio SpA, Milan (45%) (a)
Artemis Investment Management Ltd, Edinburgh (58%)
Aspis International MFMC, Athens
Banca Antonveneta SpA, Padova (13%) (a)
Capitalia SpA, Roma (9%) (a)
CM Capital Markets Holding S.A., Madrid (45%) (a)
Delbrück Bethmann Maffei A.G., Frankfurt am Main
Hoare Govett Ltd., London
Kereskedelmi és Hitelbank Rt., Budapest (40%) (a)

   Middle East

Saudi Hollandi Bank, Riyadh (40%) (a)

Rest of Asia

ABN AMRO Asia Ltd., Hong Kong
ABN AMRO Asia Corporate Finance Ltd., Hong Kong
ABN AMRO Asia Futures Ltd., Hong Kong
ABN AMRO Asia Securities Plc., Bangkok (40%) (a)
ABN AMRO Asset Management (Asia) Ltd., Hong Kong
ABN AMRO Asset Management (Japan) Ltd., Tokyo
ABN AMRO Asset Management (India) Ltd., Mumbai (75%)
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
PT ABN AMRO Manajemen Investasi Indonesia, Jakarta (85%)

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

North America

ABN AMRO Asset Management Canada Ltd, Toronto
ABN AMRO Bank (Mexico) S.A., Mexico City
ABN AMRO North America Holding Company, Chicago
      (holding company, voting right 100%, equity participation 91%)
      LaSalle Bank Corporation, Chicago
            LaSalle Bank N.A., Chicago
                 ABN AMRO Financial Services, Inc., Chicago
                 ABN AMRO Asset Management (USA) LLC, Chicago
                 LaSalle Business Credit, Inc., Chicago
            Standard Federal Bank N.A., Troy
                 ABN AMRO Mortgage Group, Inc., Chicago
       ABN AMRO WCS Holding Company, New York
            ABN AMRO Advisory, Inc., Chicago (81%)
            ABN AMRO Commodity Finance, Inc., Chicago
            ABN AMRO Capital (USA) Inc., Chicago
            ABN AMRO Incorporated, Chicago
                 ABN AMRO Sage Corporation, Chicago
                 ABN AMRO Rothschild LLC, New York (50%) (b)
            ABN AMRO Leasing Inc., Chicago
       ABN AMRO Asset Management Holdings, Inc., Chicago
            ABN AMRO Asset Management Inc., Chicago
            Montag & Caldwell, Inc., Atlanta

Latin America and the Caribbean

ABN AMRO Asset Management Argentina Sociedad Gerente de FCI S.A., Buenos Aires
ABN AMRO Asset Management (Curaçao) N.V., Willemstad
ABN AMRO Bank (Chile) S.A., Santiago de Chile
ABN AMRO Bank (Colombia) S.A., Bogota
ABN AMRO (Chile) Seguros Generales S.A., Santiago de Chile
ABN AMRO (Chile) Seguros de Vida S.A., Santiago de Chile
ABN AMRO Trust Caribbean Holding N.V., Willemstad
ABN AMRO Securities Holding S.A., Sao Paulo
ABN AMRO Brasil Participaçôes Financeiras S.A., Sao Paulo
ABN AMRO Brasil Dois Participaçôes, Sao Paulo Banco
      Banco ABN AMRO Real S.A., Sao Paulo (86%)
      Banco de Pernambuco S.A., Recife
      Banco Sudameris Brasil S.A., Sao Paulo (81%)
      Sudameris Vida e Previdencia S.A., Sao Paulo
      Real Seguros S.A., Sao Paulo
ABN AMRO Asset Management Ltda., Sao Paulo
Real Paraguaya de Seguros S.A., Asunción
Real Uruguaya de Seguros S.A., Montevideo

     For the investments of ABN AMRO Bouwfonds Nederlandse Gemeenten N.V., the reader is referred to the separate annual report published by this company.

     The list of participating interests under which statements of liability have been issued has been filed at the Amsterdam Chamber of Commerce.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

48 Post Balance Sheet Events

      On March 9, 2005, ABN AMRO reached an agreement to settle a class action litigation filed by purchasers of securities in WorldCom, Inc. in the US District Court for the Southern District of New York. Under the settlement ABN AMRO will make a payment of USD 278 million to the settlement class, which includes those class members who purchased or otherwise acquired debt securities issued by WorldCom in connection with an offering in 2001. ABN AMRO is of the opinion that the financial impact of the above settlement is adequately included in the 2004 statements.

49 Stipulations of the articles of association with respect to profit appropriation

     Profit is appropriated in accordance with article 37 of the articles of association. The main stipulations with respect to classes and series of shares currently in issue are as follows:

  The holders of financing preference shares convertible into ordinary shares (“preference shares”) issued pursuant to the resolution passed by the Extraordinary Meeting of Shareholders on August 25, 2004, will receive a dividend of € 0.02604 per share, representing 4.65% of the face value. As of January 1, 2011, and every ten years thereafter, the dividend percentage on these shares will be adjusted in line with the arithmetical average of the ten-year Euro-denominated interest rate swap as published by Reuters on the dividend calculation dates thereof, plus an increment of no less than 25 basis points and no more than one hundred basis points (see article 37.2.a.1. and a.2.).

  The holders of preference shares that were formerly convertible into ordinary shares (“convertible shares”) will receive a dividend of € 0.95 per share, representing 3.3231% of the amount paid on each share as of January 1, 2004. As of January 1, 2014, the dividend on such shares will be adjusted in the manner described in the articles of association (article 37.2.a.4.).

  No profit distributions will be made to holders of preference shares or convertible shares in excess of the maxima defined above (article 37.2.a.6.).

  From the profit remaining after these distributions, such appropriations will be made to reserves as may be determined by the Managing Board with the approval of the Supervisory Board (article 37.2.b.).

  The balance then remaining will be paid out as ordinary share dividend (article 37.2.c.). Subject to approval of the Supervisory Board, the Managing Board can make the dividend or interim dividend on the ordinary shares payable, at the shareholders’ option, either in cash or entirely or partly in the form of ordinary or preference shares, provided it is authorized to issue shares (article 37.3.).

50 Stipulations of the articles of association of Holding and Trust Office with respect to shares and voting rights

     Each ordinary share of € 0.56 face value in the capital of ABN AMRO Holding N.V. entitles the holder to cast one vote. The preference shares have the same nominal value as the ordinary shares, being € 0.56 each. Each preference share is entitled to one vote. The convertible shares in the capital have a face value of € 2.24 and are entitled to four votes. Subject to certain exceptions provided for by law or in the articles of association, resolutions are passed by an absolute majority of the votes cast.

     All of the preference shares are held at the Trust Office, as record owner, which issues depositary receipts evidencing ownership interests in preference shares to the beneficial owners thereof.

     Contrary to the former structure, the voting rights on the preference shares, although formally with the Trust Office, are exercised in practice by the depositary receipt holders, as voting proxies will be issued to the depositary receipt holders by the Trust Office under all circumstances. The Trust Office will, in principle, not exercise its voting rights. Their voting rights will be calculated on the basis of the equity participation of the (depositary receipts of) preference shares in proportion to the value of the ordinary shares. Voting rights on preference shares granted to a depositary receipt holder by proxy will correspond to the amount of depositary receipts held by the depositary receipt holder in relation to the stock price of the ordinary shares at the close of the last trading day of the Euronext Amsterdam in the month preceding the convocation of the shareholders’ meeting.

     Subject to certain exceptions, upon the issuance of ordinary shares and convertible shares, holders of ordinary shares have pre-emptive rights in proportion to their holdings.

ABN AMRO HOLDING N.V.

NOTES TO THE CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT

     In the event of the dissolution and liquidation of ABN AMRO Holding N.V., the assets remaining after payment of all debts are distributed first to the holders of preference shares and convertible shares on a pro rata basis, in an amount equal to all dividends accrued from the beginning of the most recent full financial year through the date of payment and then the face value of the preference shares or the amount paid in on the convertible preference shares respectively, and secondly, to the holders of ordinary shares on a pro rata basis.

  (a) Proposed profit appropriation

      Appropriation of net profit pursuant to article 37.2 and 37.3 of the articles of association

	2004	2003	2002

Dividends on preference shares	43	45	45
Dividends on convertible preference shares	0	0	1
Addition to reserves	2,401	1,572	745
Dividends on ordinary shares	1,665	1,544	1,416

	4,109	3,161	2,207

51 International Financial Reporting Standards

     The financial statements for 2004 are the last prepared using generally accepted accounting principles in the Netherlands (Dutch GAAP). Since 1 January 2005, ABN AMRO along with all other EU listed companies has been required to report using International Financial Reporting Standards (IFRS). During 2003 and 2004, the bank has invested significant time and effort in ensuring that we are in a position to continue to report within the same timetable as in previous years.

     In many respects the change to IFRS has been a gradual process for Dutch organisations, due to the direct inclusion of many IFRS standards within Dutch GAAP. However, the main IFRS standard impacting banks (‘IAS 39 – Financial Instruments’) was not incorporated into Dutch GAAP. This standard, which extends the use of fair values, causes most of the differences. IAS 39 is the subject of continuing debate and may be revised in future years to better accommodate the risk management practices of large banks.

     In order to provide shareholders with comparative data throughout 2005, the bank moved to IFRS on a parallel reporting basis as from 1 January 2004. This data will be presented along with our quarterly press releases and forms the basis for comparatives in our 2005 Annual Report. Our transition to IFRS as from 1 January 2004 incorporates the impact of applying all IFRS statement to the bank’s assets (such as loans and property), liabilities (such as pensions) and open contracts (such as derivatives and leases).

THIS PAGE INTENTIONALLY LEFT BLANK