Form 20-F
period 2005-12-31
ABN AMRO HOLDING N V
filed 2006-04-03
CIK 1038727

As filed with the Securities and Exchange Commission on April 3, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
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
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding shares of ABN AMRO Holding N.V.’s classes of capital or common stock as of December 31, 2005 was:

Title of Class	Number of Shares Outstanding

Ordinary Shares (€ 0.56)	1,877,920,025
Convertible Financing Preference Shares (€ 0.56)	1,369,815,864
Formerly Convertible Preference Shares (€ 2.24)	44,988

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒	No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☒	No ☐
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐	Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐	No ☒

The information contained in this report is incorporated by reference into Registration Nos. 333-81400, 333-84044, 333-89136, 333-104778, 333-108304, 333-128621, 333-128619 and 333-127660.

Item 10.	ADDITIONAL INFORMATION		144
	A.	Share Capital	144
	B.	Memorandum and Articles of Association	144
	C.	Material Contracts	149
	D.	Exchange Controls	149
	E.	Taxation	150
	F.	Dividends and paying agents	153
	G.	Statement by experts	153
	H.	Documents on display	153
	I.	Subsidiary Information	153

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		154

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		170

Item 13.	DEFAULTS, DIVIDEND, ARREARAGES AND DELINQUENCIES		170

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
	PROCEEDS		170

Item 15.	CONTROLS AND PROCEDURES		170

Item 16.	[RESERVED]		170

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT		170

Item 16B.	CODE OF ETHICS		170

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES		171

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES		171

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
	AFFILIATED PURCHASERS		171

Item 17.	FINANCIAL STATEMENTS		171

Item 18.	FINANCIAL STATEMENTS		172

Item 19.	EXHIBITS		173

Signatures			174

FINANCIAL STATEMENTS			F-1

THIS PAGE INTENTIONALLY LEFT BLANK

CERTAIN DEFINITIONS

     As used herein, “Holding” means ABN AMRO Holding N.V. The terms “ABN AMRO,” “us,” “we,” “our company” or “the bank” refer to Holding and its consolidated subsidiaries. The “Bank” means ABN AMRO Bank N.V. and its consolidated subsidiaries.

     As used herein, “Euro” or “€” refers to Euros and “US$” or “$” refers to US dollars.

PRESENTATION OF INFORMATION

     Holding was incorporated under Dutch law on May 30, 1990. Holding owns all of the shares of the Bank, and itself has no material operations. Our consolidated financial statements include condensed financial information with respect to the Bank, which itself had total assets of € 880.8 billion as of December 31, 2005. As of that date and for the year then ended, the Bank accounted for approximately 100% of our consolidated assets, consolidated total revenue and consolidated net profit.

     Unless otherwise indicated, the financial information contained in this annual report on Form 20-F has been prepared in accordance with International Financial Reporting Standards or “IFRS” which, as disclosed in Note 50 to our consolidated financial statements, vary in certain significant respects from accounting principles generally accepted in the United States, or “US GAAP”. This is the first year that we have provided the financial information in accordance with IFRS. In previous years, we provided our financial information in accordance with generally accepted accounting principles in the Netherlands or “Dutch GAAP”. See “Item 5. Operating and Financial Review and Prospects – Changes in accounting rules” and Note 50 to our consolidated financial statements.

     A body of generally accepted accounting principles such as US GAAP or IFRS is commonly referred to as “GAAP”. A “non-GAAP financial measure” is generally defined by the United States Securities and Exchange Commission (the “SEC”) as one that measures historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. This report presents certain non-GAAP financial measures as a result of excluding the consolidation effects of our private equity holdings. In accordance with applicable rules and regulations, we have presented definitions and reconciliations of non-GAAP financial measures to the most comparable GAAP measures in Item 5 “Operating and Financial Review and Prospects” of this report. The non-GAAP financial measures described herein are not a substitute for GAAP measures, for which management has responsibility.

     All annual averages in this report are based on month-end figures. Management does not believe that these month-end averages present trends materially different from those that would be presented by daily averages.

     Certain figures in this document may not sum up exactly due to rounding. In addition, certain percentages in this document have been calculated using rounded figures.

EXCHANGE RATES

     The following table shows, for the years and months indicated, certain information regarding the Noon Buying Rate in the City of New York for cable transfers in Euros as certified for customs purposes by the Federal Reserve Bank of New York expressed in Euros per US dollar.

Period	At Period End(1)	Average Rate(2)	High	Low

	(Value of 1 US$ in Euro)
2000	1.06	1.09	1.20	0.97
2001	1.12	1.12	1.19	1.05
2002	0.95	1.06	1.16	0.95
2003	0.79	0.89	0.97	0.79
2004	0.74	0.81	0.85	0.73
2005	0.84	0.80	0.74	0.86
September 2005	0.83	0.82	0.80	0.83
October 2005	0.83	0.83	0.83	0.84

Period	At Period End(1)	Average Rate(2)	High	Low

	(Value of 1 US$ in Euro)
November 2005	0.85	0.85	0.83	0.86
December 2005	0.84	0.84	0.83	0.85
January 2006	0.82	0.82	0.81	0.83
February 2006	0.83	0.84	0.83	0.84
March 2006 (through March 17, 2006)	0.82	0.83	0.84	0.82

(1)	The period-end rate is the Noon Buying Rate announced on the last day of the period.

(2)	The average rate for each yearly period is the average of the Noon Buying Rates on the last day of each month during the year. The average rate for each monthly period is the average of the Noon Buying Rates of each day of the month.

     The Noon Buying Rate on March 17, 2006, the latest practicable date, was 1 US$ = € 0.82.

     These rates are provided solely for your convenience and are not necessarily the rates used by us in preparation of our consolidated financial statements or in financial data included elsewhere in this report, such as the unaudited translation into US$ of the figures as of or for the year ended December 31, 2005 provided for your convenience. We do not make any representation that amounts in US$ have been, could have been, or could be converted into Euros at any of the above rates.

     A significant portion of our assets and liabilities are denominated in currencies other than the Euro. Accordingly, fluctuations in the value of the Euro relative to other currencies, such as the US dollar, can have an effect on our financial performance. See “Item 5. Operating and Financial Review and Prospects – A. Operating results”. In addition, changes in the exchange rate between the Euro and the US dollar are reflected in the US dollar equivalent to the price of our Ordinary Shares on Euronext Amsterdam and, as a result, affect the market price of Holding’s American Depositary Shares, or American Depositary Shares, on the New York Stock Exchange. Cash dividends are paid by Holding in respect of Ordinary Shares in Euros, and exchange rate fluctuations will affect the US dollar amounts of the cash dividends received by holders of American Depositary Shares on conversion by JPMorgan Chase Bank of New York, the Depositary for the American Depositary Shares.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

     Certain statements included in this report are forward-looking statements. We also may make forward-looking statements in our other documents filed with the SEC, invitations to annual shareholders’ meetings and other information sent to shareholders, offering circulars and prospectuses, press releases and other written materials. In addition, our senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “intend”, “will”, “should”, “anticipate”, “Value-at-Risk”, or by the use of similar expressions or variations on such expressions, or by the discussion of strategy or objectives. Forward-looking statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements.

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

     We have identified some of the risks inherent in forward-looking statements in “Item 3. Key Information – D. Risk factors” in this report. Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements in this report include, but are not limited to:

  general economic and business conditions in the Netherlands, the European Union, the United States, Brazil and other countries or territories in which we operate;
  changes in applicable laws and regulations, including taxes;
  regulations and monetary, interest rate and other policies of central banks, particularly the Dutch Central Bank, the Bank of Italy, the European Central Bank, the US Federal Reserve Board and the Brazilian Central Bank;
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

     Other factors could also adversely affect our results or the accuracy of forward-looking statements in this report, and you should not consider the factors discussed here or in “Item 3. Key Information – D. Risk factors” to be a complete set of all potential risks or uncertainties. We have economic, financial market, credit, legal and other specialists who monitor economic and market conditions and government policies and actions. However, because it is difficult to predict with accuracy any changes in economic or market conditions or in governmental policies and actions, it is difficult for us to anticipate the effects that such changes could have on our financial performance and business operations.

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

Item 3. KEY INFORMATION

A. Selected financial data

     The selected financial data set forth below have been derived from our audited consolidated financial statements for the periods indicated. Our consolidated financial statements for each of the years ended December 31, 2005 and 2004 have been audited by Ernst & Young Accountants, independent auditors. The selected financial data is only a summary and should be read in conjunction with and are qualified by reference to our consolidated financial statements and notes thereto included elsewhere in this report and the information provided in “Item 5. Operating and Financial Review and Prospects”.

     Our financial statements have been prepared in accordance with IFRS, which varies in certain respects from US GAAP. For a discussion of the significant differences and a reconciliation of certain IFRS amounts to US GAAP, see Note 50 to our consolidated financial statements. For selected financial data in accordance with US GAAP, see “—Selected Financial Data in Accordance with US GAAP”.

Selected consolidated income statement

	For the year ended December 31,

	2005(1)	2005	2004

	(in millions of US$)	(in millions of €)
Net interest income	11,213	9,061	8,796
Net fee and commission income	5,873	4,746	4,565
Net trading income	3,243	2,621	1,309
Results from financial transactions	1,586	1,282	908
Other operating income	6,812	5,505	4,057
Operating income	28,728	23,215	19,635
Operating expenses	20,892	16,883	15,756
Loan impairment and other credit risk provisions	802	648	616
Total expenses	21,694	17,531	16,372
Operating profit before tax	7,034	5,684	3,263
Profit for the year	5,498	4,443	3,940
Attributable to shareholders of the parent company	5,422	4,382	3,865
Dividends on ordinary shares	2,537	2,050	1,665
Per share financial data
Average number of ordinary shares outstanding (in millions)	–	1,804.1	1,657.6
Net profit per ordinary share (in €)	–	2.43	2.33
Fully diluted net profit per ordinary share (in €)	–	2.42	2.33
Net profit per ordinary share from continuing operations (in €)	–	2.43	1.46
Fully diluted net profit per ordinary share from continuing operations (in €)	–	2.42	1.46
Dividend per ordinary share (in €)	–	1.10	1.00
Net profit per American Depositary Share (in US$)(2)(3)	–	3.01	2.91
Dividend per American Depositary Share (in US$)(2)(4)	–	1.34	1.27

(1)	Amounts in this column are unaudited. Solely for your convenience, Euro amounts have been translated into US dollars at an exchange rate of 1 US$ = € 0.8081, which is the rate equal to the average of the month-end rates for 2005.

(2)	Adjusted for increases in share capital, as applicable. See Note 12 to our consolidated financial statements for a description of the computation of earnings per ordinary share.

(3)	This item has been translated into US dollars at the rate equal to the average of the month-end rates for the applicable year.

(4)	Solely for your convenience, this item has been translated into US dollars at the applicable rate on the date of payment, other than for the 2005 final dividend, which has been translated into US dollars at the March 17, 2006 exchange rate of 1 US$ = € 0.8200, the latest practicable date for which information is available.

Selected consolidated balance sheet data

	At December 31,

	2005(1)	2005	2004

	(in millions of US$)	(in millions of €)
Assets
Financial assets held for trading	239,132	202,055	167,035
Financial investments	146,487	123,774	102,948
Loans and receivables – Banks	128,570	108,635	83,858
Loans and receivables – Customers	450,024	380,248	320,022
Total Assets	1,042,432	880,804	727,454
Liabilities
Financial liabilities held for trading	175,854	148,588	129,506
Due to banks	198,616	167,821	133,529
Due to customers	375,268	317,083	281,379
Issued debt securities	201,928	170,619	121,232
Capitalization
Equity attributable to shareholders of the parent company	26,299	22,221	14,815
Equity attributable to minority interests	2,285	1,931	1,737
Subordinated liabilities	22,572	19,072	16,687
Group Capital	51,156	43,224	33,239
Per Share financial data
Ordinary shares outstanding (in millions)		1,877.9	1,669.2
Equity attributable to shareholders of the parent company per ordinary
share (in €)		11.83	8.88
Equity attributable to shareholders of the parent company per American
Depositary Share (in US$)(2)		14.00	12.11

(1)	Amounts in this column are unaudited. Solely for your convenience, Euro amounts have been translated into US dollars at an exchange rate of 1 US$ = € 0.8450, which is the rate equal to the average of the month-end rates for 2005.

(2)	This item has been translated into US dollars at the applicable year-end rate.

Selected ratios

	At or for the year ended December 31,

	2005	2004

	(in percentages)
Profitability Ratios
Net interest margin(1)	1.4	1.5
Non-interest income to total operating income	61.0	55.2
Efficiency ratio(2)	72.7	80.2
Return on average total assets(3)	0.53	0.56
Return on average ordinary shareholders equity(4)	23.5	29.7
Capital Ratios
Average Ordinary shareholders equity on average total assets	2.67	2.09
Dividend Payout ratio(5)	45.3	42.9
Tier 1 Capital Ratio(6)	10.62	8.46
Total Capital Ratio(6)	13.14	11.06
Credit Quality Ratios
Provision for loan losses to private sector loans(7)	0.24	0.26
Provision for loan losses to private and public sector loans(7)	0.23	0.26
Non-performing loans to private sector loans (gross)(7)(8)	1.72	2.28
Non-performing loans to private and public sector loans (gross)(7)(8)	1.68	2.22
Allowance for loan loss to private sector loans(7)	1.09	1.36
Allowance for loan loss to private and public sector loans(7)	1.06	1.32
Allowance for loan losses to non-performing loans (gross)	63.1	59.5
Write offs to private sector loans (gross)(7)	0.49	0.53
Write offs to private and public sector loans (gross)(7)	0.48	0.52
Consolidated ratio of earnings to fixed charges
Excluding interest on deposits(9)	1.78	1.76
Including interest on deposits(9)	1.25	1.22

(1)	Net interest income as a percentage of average interest earning assets.

(2)	Operating expenses as a percentage of net interest income and total non-interest income.

(3)	Profit for the year as a percentage of average total assets.

(4)	Net profit attributable to Ordinary Shares as a percentage of average ordinary shareholders’ equity excluding the reserves with respect to cash flow hedges and available for sale securities.

(5)	Dividend per Ordinary Share as a percentage of net profit per Ordinary Share.

(6)	Tier 1 capital and total capital as a percentage of risk-weighted assets under Bank for International Settlements guidelines. For more information on our capital ratios, see “Item 5. Operating and Financial Review and Prospects—Liquidity and capital resources”.

(7)	Excludes professional transactions (2005: € 75 billion; 2004: € 59 billion) because these primarily consist of reverse repurchase agreements with no credit risk and multi seller conduits (2005: € 26 billion; 2004: € 24 billion).

(8)	Non-performing loans are doubtful loans for which there is objective evidence that not all contractually agreed amounts will be collected and for which an allowance for loan losses is established. For more information on non-performing loans see “Item 5. Operating and Financial Review and Prospects—Selected statistical Information—Analysis of loan loss experience: Provisions and allowances for loan losses—Potential credit risk loans”.

(9)	Deposits include banks and total customer accounts.

Selected financial data in accordance with US GAAP

     The following financial data in accordance with US GAAP illustrate the effect of reconciling items under US GAAP based on the IFRS balance sheet and income statement.

	For the year ended December 31,

	2005(1)	2005	2004

	(in millions	(in millions of €, except per
	of US$)	share data)
Income Statement Data
Net interest income	10,924	8,828	9,148
Non-interest income	10,955	8,853	5,841
Total revenue	21,880	17,681	14,989
Pre-tax profit	4,372	3,533	3,426
Net profit	3,552	2,870	2,824
Balance Sheet Data
Shareholders’ equity	33,723	28,494	21,537
Minority interests	2,285	1,931	1,737
Total assets	1,037,179	876,366	725,172
Share Information
Basic earnings per Ordinary Share (in €)	–	1.57	1.68
Diluted earnings per Ordinary Share (in €)	–	1.56	1.67
Basic earnings per American Depositary Share (in US$)(2)	–	1.94	2.09
Shareholders’ equity per Ordinary Share (in €)	–	14.76	12.44
Shareholders’ equity per American Depositary Share (in US$)(3)	–	17.47	16.97

(1)	Amounts in this column are unaudited. Solely for your convenience, Euro amounts have been translated into US$ for income statement items at an exchange rate of 1 US$ = € 0.8081, the rate equal to the average of the month-end rates for 2005, and for balance sheet items at an exchange rate of 1 US$ = € 0.8450, the exchange rate on December 31, 2005.

(2)	This item has been translated into US dollars at the rate equal to the average of the month-end rates for the applicable year.

(3)	This item has been translated into US dollars at the applicable year-end rate.

     Selected financial data calculated under US GAAP for 2003 is based on the Dutch GAAP balance sheet and income statement and is not comparable to the US GAAP data for 2005 and 2004, which are based on the IFRS balance sheet and income statement.

At or For the Year Ended December 31,

2003

(in millions of €, except per share data)
Income Statement Data
Net interest revenue	8,052
Non-interest revenue	9,472
Total revenue	17,524
Pre-tax profit	4,967
Net profit	3,119
Balance Sheet Data
Shareholders’ equity	20,143
Minority interests	3,713
Total assets	565,039
Share Information
Basic earnings per Ordinary Share (in €)	1.91

At or For the Year Ended December 31,

2003

(in millions of €, except per share data)
Diluted earnings per Ordinary Share (in €)	1.90
Basic earnings per American Depositary Share (in US$)(1)	2.17
Shareholders’ equity per Ordinary Share (in €)	11.80
Shareholders’ equity per American Depositary Share (in US$)(2)	14.87

(1)	This item has been translated into US dollars at the rate equal to the average of the month-end rates for the applicable year.

(2)	This item has been translated into US dollars at the applicable year-end rate.

Selected ratios in acccordance with US GAAP

The following ratios in accordance with US GAAP illustrate the effect of reconciling items under US GAAP based on the IFRS balance sheet and income statement.

	At or For the Year Ended December 31,

	2005	2004

	(in percentages)
Allowances for loan losses to private sector loans (gross)(3)	1.28	1.61
Allowances for loan losses to private and public sector loans (gross)(3)	1.25	1.56
Allowances for loan losses to non-performing loans	74.43	70.43
Write-offs to private sector loans (gross)(3)	0.49	0.53
Write-offs to private and public sector loans (gross)(3)	0.48	0.52
Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits(5)	1.49	1.46
Including interest on deposits(5)	1.15	1.13

(1)	Excludes specific provision for sovereign risk (2004: € 13 million) as the exposure for this risk is primarily classified under securities.

(2)	Includes release from the fund for general banking risks (2004: € 835 million).

(3)	Excludes professional securities transactions (2005: € 75 billion; 2004: € 59 billion) because these primarily consist of reverse repurchase agreements with no credit risk and multi seller conduits (2005: € 26 billion; 2004: € 24 billion).

(4)	Non-performing loans are doubtful loans for which there is objective evidence that not all contractually agreed amounts will be collected and for which an allowance for loan losses is established. For more information on non-performing loans see “Item 5. Operating and Financial Review and Prospects—Selected Statistical Information—Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses—Potential Credit Risk Loans”.

(5)	Deposits include banks and total customer accounts.

     Selected ratios calculated under US GAAP for 2003 is based on the Dutch GAAP balance sheet and income statement and is not comparable to the US GAAP data for 2005 and 2004, which are based on the IFRS balance sheet and income statement.

At or For the Year Ended December 31,

2003

(in percentages)
Profitability Ratios
Net interest margin	1.6
Non-interest revenue to total revenue	54.1
Efficiency ratio (excluding goodwill amortization)	66.5
Return on average total assets	0.52
Return on average ordinary shareholders’ equity	16.4
Credit Quality Ratios(1)
Provision for loan losses (net) to private sector loans (gross)(2)(4)	0.52
Provision for loan losses (net) to private and public sector loans (gross)(2)(4)	0.51
Non-performing loans to private sector loans (gross)(4)(5)	2.08
Non-performing loans to private and public sector loans (gross)(4)(5)	2.03
Allowances for loan losses to private sector loans (gross)(3)(4)	2.41
Allowances for loan losses to private and public sector loans (gross)(3)(4)	2.45
Allowances for loan losses to non-performing loans(3)	116.2
Write-offs to private sector loans (gross)(4)	0.56
Write-offs to private and public sector loans (gross)(4)	0.55
Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits(6)	2.66
Including interest on deposits(6)	1.36

(1)	Excludes specific provision for sovereign risk (2003: € 34 million) as the exposure for this risk is primarily classified under securities. See further explanation of the sovereign exposure in “Item 5. Operating and Financial Review and Prospects— Selected Statistical Information—Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses” in our annual report on Form 20-F for the year ended December 31, 2004.

(2)	Includes additions to/releases from the fund for general banking risks (2003: € 0 million). See Note 45 to our consolidated financial statements in our annual report on Form 20-F for the year ended December 31, 2004. Excluding the release from the fund for general banking risks the provision for loan losses to private sector loans is 0.27 and the provision for loan losses to private and public sector loans is 0.26.

(3)	Includes the amount of the fund for general banking risks gross of tax (2003: € 1,745 million). See Note 45 to our consolidated financial statements in our annual report on Form 20-F for the year ended December 31, 2004.

(4)	Excludes professional securities transactions (2003: € 57 billion) because these primarily consist of reverse repurchase agreements with no credit risk.

(5)	Non-performing loans are loans for which interest has been suspended. For more information on non-performing loans see “Item 5. Operating and Financial Review and Prospects—Selected Statistical Information—Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses—Non-performing loans” in our annual report on Form 20-F for the year ended December 31, 2004.

(6)	Deposits include banks and total customer accounts.

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

     Holding has paid an interim and final dividend for each of the last five years. The following tables set forth dividends paid in respect of the Ordinary Shares for 2001 through 2005.

	IFRS
Dividends	2005(1)	2005	2004

	(in US$)	(in €)
Interim dividend	0.61	0.50	0.50
Final dividend	0.73	0.60	0.50
Total dividend per Ordinary Share	1.34	1.10	1.00
Total dividends per share as a percentage of net profit per
Ordinary Share(2)	–	45.3%	42.9%

(1)	For your convenience, this item has been translated into US dollars at the applicable rate on the date of payment. The only one that is different is the 2005 final dividend, which has been translated into US dollars at the exchange rate of 1 US$ = € 0.8200, the exchange rate on March 17, 2006.

     The information for 2003, 2002 and 2001 is not available under IFRS and is presented under Dutch GAAP in a separate table. The Dutch GAAP information is not comparable to the information prepared in accordance with IFRS.

Dividends	2003	2002	2001

	(€)
Interim dividend	0.45	0.45	0.45
Final dividend	0.50	0.45	0.45
Total dividend per Ordinary Share	0.95	0.90	0.90
Total dividends per share as a percentage of
net profit per Ordinary Share	49.0%	64.7%	42.9%

B. Capitalization and indebtedness

     Not required because this document is filed as an annual report.

C. Reason for the offer and use of proceeds

     Not required because this document is filed as an annual report.

D. Risk factors

     Set forth below are certain risk factors that could have a material adverse effect on our future business, operating results or financial condition. You should carefully consider these risk factors and the other information in this document before making investment decisions involving our shares. Additional risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

Our results can be adversely affected by general economic conditions and other business conditions

     Our results are affected by general economic and other business conditions. These conditions include changing economic cycles that affect demand for investment and banking products. Such cycles are also influenced by global political events, such as acts of terrorism, war and other hostilities as well as by market-specific events, such as shifts in consumer confidence and consumer spending, changes in the rate of unemployment, industrial output, labor or social unrest and political uncertainty. Changes in general economic conditions, the performance of financial markets, interest rate levels, the policies and regulations of central banks or other business conditions may negatively affect our financial performance by affecting the demand for our products and services, reducing the credit quality of borrowers and counterparties, putting pressure on our loan loss reserves, changing the interest rate margin between our lending and borrowing costs, changing the value of our investment and trading portfolios and putting pressure on our risk management systems. Changes in currency rates, particularly in the US$-Euro exchange rate, affect earnings reported by our foreign operations, and may affect revenues earned from foreign exchange dealing. Changes in regulatory policies may significantly increase the cost of compliance.

     Our commercial and consumer banking business will also be affected by recessionary conditions as there may be less demand for loan products or certain customers may face financial problems. Interest rate rises may also impact the demand for mortgages and other loan products and credit quality.

     Our investment banking, securities trading, asset management and private banking services, as well as our investments in, and sales of products linked to, financial assets, will be impacted by several factors such as the liquidity of the global financial markets, the level and volatility of equity prices and interest rates, investor sentiment, inflation and the availability and cost of credit, which are related to the economic cycle.

     The impact of the economy and business climate on the credit quality of borrowers and counterparties can affect the recoverability of loans and amounts due from counterparties.

     For a discussion of how credit and market risk is managed see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Changes in interest rate and foreign exchange rates may adversely affect our results

     Fluctuations in interest rates and foreign exchange rates, particularly in our three home markets of the Netherlands, the United States Midwest and Brazil, also influence our performance. These changes are not predictable and are beyond our control.

     The results of our banking operations are affected by our management of interest rate sensitivity. Interest rate sensitivity refers to the relationship between changes in market interest rates and changes in net interest income. The composition of our assets and liabilities, and any gap position resulting from the composition, causes our net interest income to vary with changes in interest rates. In addition, variations in interest rate sensitivity may exist within the re-pricing periods or between the different currencies in which we hold interest rate positions. A mismatch of interest-earning assets and interest-bearing liabilities in any given period may, in the event of changes in interest rates, have a material adverse effect on the financial condition of our business or results from operations.

     We publish our consolidated financial statements in Euros. Fluctuations in the exchange rates used to translate other currencies into Euros affect our reported consolidated financial condition, results of operations and cash flows from year to year.

     For 2005, 18.5% of our operating income and 18.3% of our operating expenses were denominated in US$ and 11.8% of our operating income and 10.1% of our operating expenses were denominated in Brazilian Real. For 2004,

22.3% of our operating income and 18.5% of our operating expenses were denominated in US$, while 10.4% of our operating income and 8.3% of our operating expenses were denominated in Brazilian Real. Fluctuations in exchange rates will also impact the Euro value of our net investments outside the Euro zone. For a discussion of how interest rate risk and foreign exchange rate fluctuation risk is managed, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Our performance is subject to substantial competitive pressures that could adversely affect our results of operations

     There is substantial competition for the types of banking and other products and services that we provide in the regions in which we conduct large portions of our business, including the Netherlands, the United States and Brazil. The intensity of this competition is affected by consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors. We expect competition to intensify as continued merger activity in the financial services industry produces larger, better-capitalized companies that are capable of offering a wider array of products and services, and at more competitive prices. In addition, technological advances and the growth of e-commerce have made it possible for non-depositary institutions to offer products and services that were traditionally banking products and for financial institutions to compete with technology companies in providing electronic and internet-based financial solutions. If we are unable to provide attractive product and service offerings that are profitable, we may lose market share or incur losses on some or all of our activities.

Regulatory changes or enforcement initiatives could adversely affect our business

     We are subject to banking and financial services laws and government regulation in each of the jurisdictions in which we conduct business. Regulatory agencies have broad administrative power over many aspects of the financial services business, which may include liquidity, capital adequacy and permitted investments, ethical issues, money laundering, privacy, record keeping, and marketing and selling practices. Banking and financial services laws, regulations and policies currently governing us and our subsidiaries may change at any time in ways which have an adverse effect on our business. Furthermore, we cannot predict the timing or form of any future regulatory or law enforcement initiatives. Changes in existing banking and financial services laws and regulations may materially affect the way in which we conduct our business, the products or services we may offer and the value of our assets. If we fail to address, or appear to fail to address, these changes or initiatives in an appropriate way, our reputation could be harmed and we could be subject to additional legal risk. This could, in turn, increase the size and number of claims and damages asserted against us or subject us to enforcement actions, fines and penalties. Despite our best efforts to comply with applicable regulations, there are a number of risks, particularly in areas where applicable regulations may be unclear or where regulators revise their previous guidance or courts overturn previous rulings. The regulators and law enforcement have the power to bring administrative or judicial proceedings against us, which could result, among other things, in suspension or revocation of one or more of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our results of operations and financial condition. As previously reported, in July 2004 we signed a Written Agreement with the US regulatory authorities concerning our dollar clearing activities in the New York branch. In addition, in December 2005, we agreed to a Cease and Desist Order with the Dutch Central Bank and various federal and state regulators. This involved an agreement to pay an aggregate civil penalty of US$ 75 million and a voluntary endowment of US$ 5 million in connection with deficiencies in the US dollar clearing operations at the New York branch and OFAC compliance procedures regarding transactions originating at the Dubai branch. See “Item 4. Information on the Company – B. Business overview – Legal and regulatory proceedings”. We are providing information to regulatory and law enforcement authorities in connection with ongoing criminal investigations relating to our dollar clearing activities, OFAC compliance procedures and other Bank Secrecy Act compliance matters. These compliance issues and the related sanctions and investigations have had, and will continue to have, an impact on the Bank’s operations in the United States, including limitations on expansion and the powers otherwise exercisable as a financial holding company. The ultimate resolution of these compliance issues and related investigations and the nature and severity of possible additional sanctions cannot be predicted, but regulatory and law enforcement authorities have been imposing more severe penalties against a number of banking institutions for violations of the Bank Secrecy Act and related statutes.

There is operational risk associated with our industry which, when realized, may have an adverse impact on our results

     We, like all financial institutions, are exposed to many types of operational risk, including the risk of fraud or other misconduct by employees or outsiders, unauthorized transactions by employees and operational errors, including clerical or record keeping errors or errors resulting from faulty computer or telecommunications systems. Given our high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. In addition, our dependence upon automated systems to record and process our transactions may further increase the risk that technical system flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. We may also be subject to disruptions of our operating systems, arising from events that are wholly or partially beyond our control (including, for example, computer viruses or electrical or telecommunication outages), which may give rise to losses in service to customers and to loss or liability to us. We are further exposed to the risk that external vendors may be unable to fulfill their contractual obligations to us (or will be subject to the same risk of fraud or operational errors by their respective employees as are we), and to the risk that their (or their vendors’) business continuity and data security systems prove to be inadequate. We also face the risk that the design of our controls and procedures prove to be inadequate, or are circumvented, thereby causing delays in detection or errors in information. Although we maintain a system of controls designed to keep operational risk at appropriate levels, we have suffered losses from operational risk in the past and there can be no assurance that we will not suffer material losses from operational risk in the future.

     For a discussion of how operational risk is managed see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

We are subject to credit, market and liquidity risk, which may have an adverse effect on our credit ratings and our cost of funds

     To the extent that any of the instruments and strategies that we use to hedge or otherwise manage our exposure to market or credit risk are not effective, we may not be able to mitigate effectively our risk exposures in particular market environments or against particular types of risk. Our balance sheet growth will be dependent upon the economic conditions described above, as well as on our determination to securitize, sell, purchase or syndicate particular loans or loan portfolios. Our trading revenues and interest rate risk are dependent upon our ability to identify properly, and market to market, changes in the value of our financial instruments caused by changes in market prices or rates. Our earnings will also be dependent upon whether our critical accounting estimates prove accurate and upon how effectively we determine and assess the cost of credit and manage our risk concentrations. To the extent our assessments of migrations in credit quality and of risk concentrations, or our assumptions or estimates used in establishing our valuation models for the fair value of our assets and liabilities or for our loan loss reserves, prove inaccurate or not predictive of actual results, we could suffer higher-than-anticipated losses. The successful management of credit, market and operational risk is an important consideration in managing our liquidity risk, as evaluation by rating agencies of the management of these risks affects their determinations on our credit ratings. Rating agencies may reduce or indicate their intention to reduce the ratings at any time. The rating agencies may also decide to withdraw their ratings altogether, which may have the same effect as a downgrade in our ratings. For more information relating to our credit ratings, refer to “Item 5. Operating and Financial Review and Prospects – B. Liquidity and capital resources”. Any downgrade in our ratings may increase our borrowing costs, limit our access to capital markets and adversely affect the ability of our businesses to sell or market their products, engage in business transactions – particularly longer-term and derivatives transactions – and retain our current customers. This, in turn, could reduce our liquidity and have an adverse effect on our operating results and financial condition.

Systemic risk could adversely affect our business

     In the past, the credit environment has been adversely affected by significant instances of fraud. Concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of their credit, trading, clearing or other relationships. This risk is sometimes referred to as “systemic risk” and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with whom we interact on a daily basis, and could have an adverse effect on our business.

Increases in our allowances for loan losses may have an adverse effect on our results

     Our banking businesses establish provisions for loan losses, which are reflected in the provision for credit losses on our income statement, in order to maintain our allowance for loan losses at a level that is deemed to be appropriate by management based upon an assessment of prior loss experience, the volume and type of lending being conducted by each bank, industry standards, past due loans, economic conditions and other factors related to the collectability of each entity’s loan portfolio. For further information on our credit risk management, refer to “Item 11. Quantitative and Qualitative Disclosure about Market Risk – Risk measurement – Credit risk”. Although management uses its best efforts to establish the provision for loan losses, that determination is subject to significant judgment, and our banking businesses may have to increase or decrease their provisions for loan losses in the future as a result of increases or decreases in non-performing assets or for other reasons. Refer to “Item 5. Operating and Financial Review and Prospects – Critical accounting policies – Allowance for loan losses”. Any increase in the provision for loan losses, any loan losses in excess of the previously determined provisions with respect thereto or changes in the estimate of the risk of loss inherent in the portfolio of non-impaired loans could have an adverse effect on our results of operations and financial condition.

We depend on the accuracy and completeness of information about customers and counterparties

     In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of the customers and counterparties, including financial statements and other financial information. We may also rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit, we may assume that a customer’s audited financial statements conform with generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. We also may rely on the audit report covering those financial statements. Our financial condition and results of operations could be negatively affected by relying on financial statements that do not comply with generally accepted accounting principles or that are materially misleading.

We are subject to legal risk, which may have an adverse impact on our results

     It is inherently difficult to predict the outcome of many of the litigations, regulatory proceedings and other adversarial proceedings involving our businesses, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. In presenting our consolidated financial statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Charges, other than those taken periodically for defense costs, are not established for matters when losses cannot be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including but not limited to the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel and other advisers, our defenses and our experience in similar cases or proceedings. Changes in our estimates may have an adverse effect on our results. See also “Item 4. Information on the Company – B. Business overview – Legal and regulatory proceedings”.

Our ownership structure and the laws of the Netherlands may contain restrictions on shareholder rights and holders of American Depositary Receipts (“ADRs”) are not able to exercise certain shareholder rights

     Our Articles of Association and the laws of the Netherlands may contain restrictions on shareholder rights that differ from US practice. For instance, a resolution to amend the Articles of Association may only be adopted by a general meeting of shareholders following a proposal thereto by the Managing Board, which has been approved by the Supervisory Board.

     In addition, holders of ADRs are not treated as one of our shareholders and are not able to exercise certain shareholder rights. JPMorgan Chase, as Depositary, is the holder of our ordinary shares underlying the ADRs. An ADR holder will have those rights contained in the Deposit Agreement between us, the Depositary and the ADR holders. These rights are different from those of the holders of our ordinary shares, including with respect to the receipt of information, the receipt of dividends or other distributions and the exercise of voting rights. In particular, an ADR holder must instruct JPMorgan Chase to vote the ordinary shares underlying the ADRs . As a result it may be more difficult for ADR holders to exercise those rights. In addition, there are fees and expenses related to the issuance and cancellation of the ADRs.

     For a discussion of our ownership structure see “Item 10. Additional Information – B. Memorandum and Articles of Association”.

You may have difficulty enforcing civil judgments against us

     Holding is organized under the laws of the Netherlands and the members of its Supervisory Board, with two exceptions, and its Managing Board are residents of countries outside the United States. Although some of our affiliates, including the Bank, have substantial assets in the United States, substantially all of the assets of Holding and of the members of the Supervisory Board and the Managing Board are located outside the United States. As a result, it may not be possible for investors to effect service of process upon Holding or upon these persons, or to enforce judgments of US courts predicated upon the civil liability provisions of US securities laws against Holding or these persons. The United States and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon US federal securities laws, would not be enforceable in the Netherlands. However, if the party in whose favor such judgment is rendered brings a new suit in a competent court in the Netherlands, that party may submit to a Dutch court the final judgment which has been rendered in the United States. If the Dutch court finds that the jurisdiction of the federal or state court in the United States has been based on grounds that are internationally acceptable and that the final judgment concerned results from proceedings compatible with Dutch concepts of due process, to the extent that the Dutch court is of the opinion that reasonableness and fairness so require, the Dutch court would, in principle, under current practice, recognize the final judgment that has been rendered in the United States and generally grant the same claim without rehearing the merits, unless the consequences of the recognition of such judgment contravene public policy in the Netherlands.

Item 4. INFORMATION ON THE COMPANY

A. History and development of the company

     Our legal and commercial name is ABN AMRO Holding N.V. We are a public limited liability company incorporated under Dutch law on May 30, 1990. For more information, see “Item 4. Information on the Company –B. Business overview - Overview”. We have our registered offices in Amsterdam, the Netherlands and our address is Gustav Mahlerlaan 10, 1082 PP Amsterdam. Our mailing address in the Netherlands is Post Office Box 283, 1000 EA Amsterdam. Our telephone number is (31-20) 628 7835. Our home website is www.abnamro.nl for the Netherlands and www.abnamro.com for the United States and the rest of the world. Information on our website does not form part of this report, unless we expressly state otherwise.

Selected recent acquisitions and dispositions

  Banca Antonveneta

     The Group entered into the business combination with Banca Antoniana Popolare Veneta (Banca Antonveneta) to increase its mid-market footprint, and to continue and accelerate the successful partnership that gives access to the large and attractive Italian banking market and to the high-quality customer base of Banca Antonveneta.

     During 2005 the Group increased its interest in Banca Antonveneta from 12.7% to 29.9% . On January 2, 2006 the Group further increased its interest in Banca Antonveneta from 29.9% to 55.8% following the purchase of 79.9 million shares of Banca Antonveneta from Banca Popolare Italiana. This increase has effectively given the Group a controlling interest in Banca Antonveneta as from January 2, 2006, the acquisition date of the business combination. The acquisition of the shares was in accordance with the agreement with Banca Popolara Italiana announced on September 26, 2005. The Group paid € 26.50 per share, representing a cash consideration of € 2.1 billion.

     As a result of this increased interest in Banca Antonveneta, in accordance with Italian law, the Group has launched a mandatory public offer for the remaining shares it does not already own in Banca Antonveneta.

     On February 26, 2006 the Group published the offering document for the cash offer for all ordinary shares in Banca Antonveneta. The offering period started on February 27, 2006 and will end on March 31, 2006, as agreed with the Italian stock exchange Borsa Italiana. ABN AMRO will pay Banca Antonveneta shareholders a consideration of € 26.50 a share for each Banca Antonveneta ordinary share purchased through the offer, as already indicated on September 26, 2005.

     Following further purchases of shares in the open market, as at March 16, 2006, ABN AMRO’s interest in Banca Antonveneta amounted to 76.0% of its outstanding share capital.

  Other

     In December 2005, we agreed to sell our 40% participation in Kereskedelmi és Hitelbank Rt. (K&H) of Hungary for € 510 million to KBC. The sale is subject to Hungarian regulatory approvals.

     During 2005, we engaged in a number of acquisitions. These acquisitions were aimed at strengthening our core business, increasing our positioning in key growth markets and allocating our resources to those activities which generate the highest possible benefits for our clients and shareholders. In April 2005 the acquisition of the Belgian private bank Bank Corluy was completed. The purchase price amounted to € 50 million. Total Assets under Management of this entity were over € 1.5 billion. The net asset value acquired amounted to € 20 million, resulting in capitalized goodwill of € 30 million. In December 2005, we increased our shareholding in the UK based Asset Management company Artemis from 58% to 71%. The consideration paid for this increase amounted to € 107 million. In April 2005, we exercised our right to acquire the cumulative preference shares of Bouwfonds in order to obtain full legal control, in addition to the 100% economic interest we acquired in 2000.

     In line with our strategy, we decided to dispose of a number of non-core activities in 2005. In June 2005, the sale of ABN AMRO Trust Holding to Equity Trust was completed. The Trust and Management Services performed in Asia, Europe and the Caribbean were transferred to Equity Trust. The profit on the sale amounted to € 17 million. In July 2005 the sale of Nachenius Tjeenk to BNP Paribas was completed. The net profit on sale amounted to € 38 million. In July 2005, ABN AMRO and Tokio Marine & Nichido Fire Insurance Co., Ltd. (“TMNF”), an integral subsidiary of Millea Holdings, Inc. announced that TMNF would purchase from ABN AMRO 100% of Real Seguros S.A., and establish a 50/50 joint venture in Real Vida e Previdência S.A. As part of the agreement, ABN AMRO will distribute on an exclusive basis through its retail network in Brazil, insurance and pension products. The net profit on sale amounted to € 196 million.

     In December 2005, Capitalia issued additional shares. Because we did not participate in this offering, our shareholding reflects a dilutive effect and decreased from 9% to 8%.

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

     In February 2004, we sold our stake in Bank Austria for a net profit of € 115 million. In April 2004, we sold our US Professional Brokerage unit to Merrill Lynch, Pierce, Fenner & Smith Incorporated. We also outsourced the fund administration and investment operation services of our Business Unit Asset Management in May 2004. In July 2004, we sold our controlling 80.77% interest in Bank of Asia in Thailand to the United Overseas Bank for THB 5.35 in cash per share (a total cash consideration of THB 22,019 or € 442 million as per July 27, 2004). In October 2004, we signed a letter of intent to sell ABN AMRO Trust to Equity Trust of the United States. In November 2004, we sold LeasePlan Corporation of the Netherlands for a net profit of € 844 million (under Dutch GAAP) to a consortium of investors led by Volkswagen Group. Also in November 2004, we sold our US employee relocation management and consulting firm, Executive Relocation Corporation, to SIRVA Inc. of the United States for $ 100 million. On December 31, 2004, our Business Unit Asset Management sold our US defined contribution pensions (401(k)) administration business to Principal Financial Group of the United States. Our stakes in the Italian banks Banca Antonveneta and Capitalia remained unchanged at levels of 12.7% and 9.0% respectively in 2004.

     In February 2003, we agreed to buy 33% of Xiangcai Hefeng Fund Management, based in Shanghai, China, for € 4.5 million. Also, in the first quarter of 2003, we acquired 17.3 million shares of Banca Antonveneta thereby increasing our interest to 12.3% . We further increased our interest to 12.7% in December 2003 when we participated in a capital increase of Banca Antonveneta. In October 2003, we also acquired an additional 53.4 million shares of Capitalia for € 119.5 million, thereby increasing our interest to 9%. In France, we acquired the private bank Perronet Finance, including the remaining 70% of Fontenay Gestion, an asset management firm, for € 31 million in April 2003. We also increased our interest in ABN AMRO Kazakhstan to 80% through the purchase of the 29% stake that was held by Kazkommertsbank for € 18 million. As a result of a capital contribution, we increased our interest in ABN AMRO Uzbekistan to 58%. In October 2003, we acquired a 94.6% stake in the Brazilian bank, Banco Sudameris for € 657 million, which was partly paid in cash (€ 158 million) and partly by the issuance of 211.9 million shares of ABN AMRO Real. This acquisition substantially enlarged our presence in one of our major home markets, Brazil.

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

Business Unit Private Equity: investments and divestments

     In the second quarter 2005 major new Buy-out investments were FlexLink (Sweden, engineering), Strix (UK, engineering), Fortex (Netherlands, support services), Loparex (Finland, industrial products) and Everod (Australia, medical services). Major divestments were Handicare (Norway, medical equipment) and MobilTel (Bulgaria, Communications). In the third quarter 2005 major new Buy-out investments were Bel’m (France, consumer products), IMCD (Netherlands, chemicals), Nueva Terrain (Spain, construction) and Roompot (Netherlands, leisure). In the fourth quarter 2005 major new Buy-out investments were Scotts and McColls (Australia, transportation), Bonna Sabla (France, industrial products & services) and Bianchi Vending (Italy, business products & supplies). Major divestments were AUSDOC (Australia, support services) and Puzzler Media (UK, media).

B. Business overview

Overview

     We are a prominent international banking group offering a wide range of banking products and financial services on a global basis through our network of 3,557 offices and branches in 58 countries and territories as of year-end 2005. We are one of the largest banking groups in the world, with total consolidated assets of € 880.8 billion at December 31, 2005. We are the largest banking group in the Netherlands and we have a substantial presence in Brazil and the Midwestern United States. We are one of the largest foreign banking groups in the United States, based on total assets held as of December 31, 2005. We are listed on Euronext and the New York Stock Exchange.

     We implement our strategy through a number of Business Units, each of which is responsible for managing a distinct client or product segment. Our client-focused Business Units are: Consumer & Commercial Clients, Wholesale Clients, Private Equity, Private Clients, Asset Management and Transaction Banking Group. In addition, we have our internal Business Units: Group Services and Group Functions.

     Our Bank is the result of the merger of Algemene Bank Nederland N.V. and Amsterdam-Rotterdam Bank N.V. in 1990. Prior to the merger, these banks were, respectively, the largest and second-largest bank in the Netherlands. Our Bank traces its origin to the formation of the Nederlandsche Handel-Maatschappij, N.V. in 1825, pursuant to a Dutch Royal Decree of 1824.

Group strategy

     ABN AMRO is an international bank with European roots. We focus on local consumer and commercial banking relationships, strongly supported by a global network and an extensive product suite. Our business mix gives us a competitive edge in our chosen markets and client segments.

     We aim to maximize value for our clients, while maximizing value for our shareholders as the ultimate proof of, and condition for, our success.

     Our strategy for growing and strengthening the business is built on five elements:

1.	Creating value for our clients by offering high-quality financial solutions which best meet their current needs and long-term goals.

2.	Focusing on:
        consumer and commercial clients in our local markets in Europe, North America, Latin America and Asia, and globally on:

        selected multinational corporations and financial institutions private clients.

3.	Leveraging our advantages in products and people to the benefit of all our clients.

4.	Sharing expertise and operational excellence across the Group.

5.	Creating ‘fuel for growth’ by allocating capital and talent according to the principles of Managing for Value, our value-based management model.

       We aim to achieve sustainable growth which will benefit all our stakeholders - including our clients, our shareholders, our employees, and society at large. We discuss our approach to sustainability in our Sustainability Report which is published alongside the Annual Report. The Sustainability Report is not incorporated in this report. Our ability to build sustainable relationships, both internally and externally, is crucial to our ability to achieve sustainable profitable growth.

       The Managing Board is fully committed to the bank’s Corporate Values and to preserving the bank’s integrity and reputation. By complying with the relevant laws and regulations in each of the markets in which it operates, the bank safeguards its reputation, its license to operate, and its ability to create sustainable value for all stakeholders. Meeting the highest compliance standards is seen as the basis for true competitive advantage. It is ABN AMRO’s ambition to be the benchmark for compliance for the financial industry.

  Client focus

       Our clients are the prime beneficiaries of our relationship-based approach carried out through our various Business Units. This Group-wide, client-led strategy enables us to create value for a comprehensive spectrum of clients. In terms of consumer clients, these range from the mass retail consumer segment to the very high net-worth private clients segment, while our commercial clients range from a large number of small businesses to a small number of large multinationals.

       All these client groups are core to our strategy. However, the strategic advantage brought by our particular combination of clients, products and geographical markets is at its greatest in the mid- market segments which we serve mainly through our five regional Client Business Units Netherlands, Europe, North America, Latin America and Asia. In terms of consumer clients the mid-market segment includes the mass affluent segment in our regional Client Business Units well as most clients within our Business Unit Private Clients. In terms of commercial clients the mid-market segment includes a significant number of medium-to-large companies and financial institutions served through our regional Client Business Units. These clients typically require a local banking relationship, an extensive and competitive product suite, an international network, efficient delivery, and, for corporates, sector knowledge. With our range of businesses and capabilities, we are one of the few banks in the world that can deliver on all of these requirements, in many cases uniquely so.

       Our range of activities sustains our competitive edge with these clients. For example, we choose to offer all our banking products and services to our selected multinational clients and top-end private clients, because in order to remain successful with these client groups, we need to invest continuously in product quality and innovation. By using the resulting product enhancement and innovation to benefit our mid-market clients, we sustain our often unique market position in being able to meet the requirements of these mid-market clients. At the same time, our participation in the mass market consumer segment helps to cover the costs of investing in the required infrastructure, such as office branches and information technology, while also serving as a feeder pipeline of future mid-market clients.

       Our growth strategy is to build on ABN AMRO’s strong position with mid-market clients, and to exploit opportunities to provide clients in this segment with high-quality and innovative products and services from across the Group. We constantly strive to capitalise on our international product range and network to the benefit of all our mid-market clients often using local brands and local client intimacy. This approach is underpinned by our global branding concept, under which we display the green and yellow ABN AMRO shield next to strong local brand names in combination with the ‘Making more possible’ tag line we introduced in February 2005. Examples of this include LaSalle Bank in the US Midwest and Banco Real in Brazil.

       We aim to build further on our already strong strategic positioning by winning more clients in our chosen markets and client segments, and by making carefully targeted investments to improve our product capabilities. In terms of new markets, our Business Unit Europe and Business Unit Asia are successfully exploiting the attractive opportunities that are opening up in several emerging markets, with a strong focus for Business Unit Asia on Greater China (the People’s Republic of China, Hong Kong and Taiwan) and on India.

  Capitalizing on our ‘one bank’ advantage

       As an additional step to reinforce our commitment to the consumer and commercial mid-market clients, and to leverage the benefits of being ‘one bank’ more effectively by sharing expertise and operational excellence across the Group, we replaced our previous Strategic Business Unit-based structure with a new structure from 1 January 2006. This new structure is comprised of:

    Seven Client Business Units

    Three Product Business Units

    Two cross-Business Unit segments

    Services

    Group Functions

       The seven Client Business Units consist of five regional Business Units (Netherlands, Europe, North America, Latin America and Asia) serving approximately 20 million consumer clients and small to larger businesses worldwide, and two global Business Units Private Clients and Global Clients, serving clients with global needs. The Business Unit Private Clients provides private banking services to wealthy individuals and families. The Business Unit Global Clients serves approximately 550 multinational clients. As from January 2, 2006, the results of Banca Antonveneta will be reported under Business Unit Europe.

       The three Product Business Units (Global Markets, Transaction Banking and Asset Management) support the Client Business Units by developing and delivering products for all our clients globally with a primary focus on the mid-market segment. In addition, we report Private Equity separately.

       The Business Units are bound together on a global basis through a cross-Business Unit Consumer Client Segment and a cross-Business Unit Commercial Client Segment. The role of these segments includes driving the application of winning formulas across our various geographies, and working with the Business Units Asset Management, Transaction Banking and Global Markets to deliver high-quality solutions to our various client bases.

       We will also continue to build on the initial success of Services. This organisation will maintain its existing focus on identifying and exploiting potential for higher operational efficiency through further consolidation and standardization across all our operations. Services will also continue to investigate and implement new market solutions, with the aim of ensuring that all our Business Units get the support services and flexibility they need in order to provide clients with even better products and services delivered in the most efficient way, at an optimal level of operational risk.

       Group Functions is comprised of centres of expertise delivering value-added support and services across the Group in areas including, among others, Risk, Finance, Audit, Legal, Compliance, Human Resources, Communications, Investor Relations and Corporate Development.

       The new structure will create new demands on the governance of the Group, so we have adapted the Group’s governance model accordingly. As well as increasing the size of the Managing Board to eight members and reallocating some of their responsibilities, we created a Group Business Committee to drive coordination across the Group. The Group Business Committee will be made up of the five Managing Board members with line-of-business responsibility and the Senior Executive Vice Presidents managing the various Business Units.

  Focusing on our core activities

       In order to focus our Group more effectively on our core strengths, we continued our disposal programme in 2005 by selling off a number of non-core activities. In the Netherlands we completed the disposal of private bank Nachenius, Tjeenk & Co. In Brazil we effected the sale of 100% of property and casualty insurer Real Seguros and 50% of life insurance and pension company Real Vida e Previdência, in both cases to Tokio Marine & Nichido Fire Insurance Co, with which we entered into an exclusive bancassurance partnership in Brazil. During the year we also completed the sale of ABN AMRO Trust and Management Service Companies. In line with this continuing focus on our core strengths, we have gone on to announce our intention to sell our international banking activities in Curacao to FirstCaribbean Bank and our 40% stake in Kereskedelmi és Hitelbank Rt. (Hungary) to KBC Bank (Belgium), and to start the process of selling Bouwfonds in the first quarter of 2006.

       As part of Services’ drive to create value across the Group, ABN AMRO initiated a major information technology programme in 2005. This includes a five-year outsourcing contract under which IBM will oversee information technology infrastructure services for the bank worldwide, contracts with Infosys and Tata Consulting Services (TCS) to provide application support and enhancements to the bank, and preferred vendor agreements with Accenture, IBM, Infosys, Patni and TCS for application development.

       At the same time we continued to make targeted investments aimed at strengthening our core business and our positioning in the markets in which we operate. In 2005, ABN AMRO laid the foundation for the acquisition of Banca Antonveneta, before taking a majority stake in January 2006. Banca Antonveneta is a banking group with a strong presence in Italy’s wealthy north-eastern region, and represents an ideal platform on which to expand our presence in the mid-market segment. In Belgium we acquired Bank Corluy, thereby reinforcing the already strong position of our Private Clients business in Europe. In the Netherlands, ABN AMRO acquired the remaining shares of Bouwfonds, thereby gaining full legal control of Bouwfonds, in addition to the full economic ownership acquired in 2000. BU Netherlands subsequently announced the merger of its mortgage activities with the Bouwfonds mortgage company, thus creating the third-largest mortgage business in the Netherlands.

  Capital adequacy

       We strive continuously to optimize the ratio of our tier 1 capital and our Risk-weighted Assets in order to ensure we maintain our AA– credit-rating. The minimum (regulatory) tier 1 ratio required is 4%, compared to our medium-term target tier 1 ratio of 8.5% . Our tier 1 ratio has risen from 7.03% at the end of 2001 to 10.62% at the end of 2005. Over the same period we also increased our so-called ‘core’ tier 1 ratio, which excludes preference shares, from 4.47% to 8.47% . Our medium-term target for this ratio is 6.5%.

       The consolidation of Banca Antonveneta will reduce our capital ratios, but we remain committed to restoring our tier 1 ratio and core tier 1 ratio, which excludes preference shares, to 8% and 6% respectively well before the end of 2006. This will be achieved through disciplined capital management, including a possible reduction in Risk-weighted Assets, and potentially also via further disposals of non-core assets.

       Looking ahead, ABN AMRO is strategically positioning itself to capitalise on the Capital Requirements Directive implementing the Basel II Accord in the European Union. We are doing this by using an Advanced Internal Ratings Based basis for credit risk, and an Advanced Measurement Approaches basis for operational risk. This approach is discussed further in the section Basel II.

  Targets for the next performance cycle 2005 -2008

       Our continuing commitment to disciplined capital will be underpinned by our target of achieving an average return on equity (ROE) of 20% per annum over the four-year performance cycle to the end of 2008, as well as our ambition to be in the top five of our self-selected peer group in terms of total return to shareholders (TRS) at the end of 2008.

  Managing for Value

       We have implemented Managing for Value throughout our organisation. Managing for Value is our instrument for allocating resources to where they earn the best long-term economic profit and for measuring the results. We will continue to build on the successes Managing for Value has brought us, allowing us to create further fuel for growth by optimally allocating key resources (both capital and talent) to those businesses which generate the highest economic value.

  Managing Board priorities 2006

       With the new structure in place since January 1, the focus in 2006 will be on organic growth and disciplined cost and capital management as well as on implementing improvements in our oversight and compliance programmes based on the Cease and Desist Order from the Nederlandsche Bank and the US regulators. The Managing Board has therefore defined its priorities as organic revenue growth, the realization of the synergies from the integration of Banca Antonveneta once the acquisition is completed, as well as continued focus on realizing cost synergies through the execution of the Group Shared Services programme, further improving the returns from our former wholesale banking activities, strict capital discipline across the Group and implementing best-in-class compliance standards in all jurisdictions in which we operate.

  BUSINESS UNITS

       Our Business Units are Consumer & Commercial Clients, Wholesale Clients, Private Equity, Private Clients, Asset Management and Group Functions. For an overview of our operating income, operating profit before taxes, full time equivalent employees, total assets and Risk-weighted Assets and number of offices and branches by Business Unit for the years 2005 and 2004, see “Item 5. Operating and Financial Review and Prospects – A. Operating results”.

  Consumer & Commercial Clients

       Consumer & Commercial Clients serves almost 20 million consumer clients, small to medium-sized enterprises and corporate clients, and has an especially strong position in the mass affluent consumer and mid-sized commercial segments. It operates principally in the Netherlands, the US Midwest and Brazil, which are the markets where we have a leading local franchise operated through local staff.

       Consumer & Commercial Clients also includes our consumer and commercial banking activities in new growth markets in Asia and Europe, as well as Bouwfonds, our property development and financing subsidiary.

       Across Consumer & Commercial Clients, we are pursuing several knowledge-sharing initiatives to realize synergies. These will enable us to focus even more strongly on our customers, particularly in areas where we already have a competitive advantage. These are on the commercial side on small and medium-sized enterprises and corporate clients and on the consumer side on the mass affluent segment.

       We will be offering these types of clients a wide range of financial services, enabling us to build and expand long-term relationships with them.

  The Netherlands

       As of December 31, 2005 Business Unit Netherlands served 4.6 million consumer clients, over 360,000 small to medium-sized enterprise clients and around 5,600 corporate clients. The size and diversity of this client base puts ABN AMRO at the forefront of the banking industry in the Netherlands. The bank services its clients through a network of 555 bankshops, 79 advisory branches and five dedicated corporate client units. Furthermore, Business Unit Netherlands operates 1,561 ATMs, four integrated call centres, and internet and mobile channels.

       Business Unit Netherlands aspiration is to become the primary bank for all its customers by delivering a service that makes a difference and is always personal, through every channel. In line with ABN AMRO’s mid-market strategy, Business Unit Netherlands key competitive advantage lies with affluent individuals and small to medium-sized enterprises.

       Business Unit Netherlands is a fully-integrated consumer and commercial bank offering a full range of financial services and products. Alongside its own product capabilities, Business Unit Netherlands actively uses product knowledge from the bank’s other Business Units, for example through the Regional Treasury Desks that make Wholesale Clients product knowledge available to Business Unit Netherlands commercial clients. We also offer insurance products manufactured by our joint venture with Delta Lloyd.

       The growing success of Business Unit Netherlands strategy and service model is also reflected in our overall client satisfaction rates. The proportion of clients who are very satisfied with Business Unit Netherlands services, rating us at 8 or more out of 10, rose by 8% in 2005. Business Unit Netherlands will continue to work hard to improve client satisfaction still further.

  North America

       Operating under the name LaSalle Bank, headquartered in Chicago, Illinois, Business Unit North America serves approximately 3.5 million individuals, small businesses, mid-market companies, larger corporates, institutions and municipalities. We offer a broad range of investment, commercial and retail banking products and services through more than 400 branches and 1,600 ATMs in Illinois, Michigan and Indiana.

       As ABN AMRO focuses increasingly on its ‘sweet spot’ – mass affluent consumers and commercial mid-market clients Business Unit North America aims to continue to achieve strong returns for the Group, by empowering our employees to provide the highest level of service to these customers.

       While rooted in the US Midwest, Business Unit North America reaches further through an expanding network of 18 regional commercial banking offices across the country. The Mortgage business provides a strong presence across the US, doing businesses in all 50 states through an extensive broker network and the mortgage.com website.

        Ranked by deposits, ABN AMRO is the second-largest bank in the Chicago area and the largest in Michigan. Collectively, we are the 13th largest bank in the US with assets exceeding US$ 110 billion, and are now the 20th largest in terms of deposits. ABN AMRO is the third largest foreign owned institution in the United States in terms of assets and deposits.

       A key element of Business Unit North America’s mission is to be the premier relationship-driven bank based in the US Midwest. To enable us to achieve this objective, we maintain a varied portfolio of businesses designed to meet the sophisticated and changing needs of consumer and commercial clients. These businesses include Commercial Banking, Specialty Banking and Personal Financial Services. In addition to these three businesses, we operate nationwide mortgage activities through our Mortgage Group.

       The Commercial Banking group now serves more than 10,000 public and private sector customers via the Midwest branch network, as well as a network of 18 regional offices, focusing on providing mid-market companies with a total commercial banking solution including lending, expertise in specialized industries, treasury management, trust and asset management services. The ongoing deepening and expansion of our relationships with existing customers continue to drive the consistently strong long-term performance of this business.

       The Specialty Banking business includes corporate capital markets, commercial real estate and asset based lending. In 2005, US$ 4.5 billion in real estate loans were sold. Business Unit North America is the fifth largest asset-based lender in the US and ranks sixth in middle market syndicated deals nationwide. Our asset based lending group has enjoyed much recent success in closing cross-border and large syndicated deals. Specialty Banking business is expanding its presence in more than 20 states across the country.

       Business Unit North America also operates US-wide businesses engaged in the residential mortgage industry, broker dealer services, equipment financing and leasing. ABN AMRO is one of the 15 largest mortgage loan originators and 10 largest mortgage servicers in the US.

  Brazil

       ABN AMRO has been present in Brazil since 1917. However in 1998, with the acquisition of Banco Real, Bandepe and Paraiban, the bank took a major step towards becoming one of the leading players in Brazilian retail and commercial banking. In October 2003, with the acquisition of Banco Sudameris, ABN AMRO consolidated its position in the top tier of Brazilian privately-owned retail and commercial banks.

       Today, Business Unit Brazil operates as a universal bank offering financial services on a nationwide basis through 2,106 stand-alone and in-company branches, 6,230 points-of-sale and 8,370 ATMs. With a presence in all state capitals and major Brazilian urban centres, Business Unit Brazil serviced around ten million clients in the country as of December 2005.

       Business Unit Brazil’s core strategy is to grow its business by focusing on clients. We seek to increase our clients’ satisfaction on a continuous basis by meeting their day-to-day and long-term development needs, through fully-fledged retail, corporate and investment banking products and services. Business Unit Brazil aims to be one of the most efficient and valued banks amongst the top four privately-owned banks in the Brazilian market, and offers a segmented client service approach both to individuals and companies. Van Gogh preferred banking services are offered to our mass affluent clients on a nationwide basis and provide an international identity and a key element of aspiration in our retail banking strategy.

       In 2005, ABN AMRO implemented a new segmented servicing approach for corporate banking. This was designed to gain focus and efficiency, enabling us to deliver a seamless product offer for multinational corporations and focus on leveraging business with a large mid-market commercial client base, now served by our specialized regional and middle market relationship management teams and using a single product platform. This has allowed us to capture business opportunities in the current economic cycle and increase our share of our clients’ banking business.

       ABN AMRO is also a major player in the Brazilian consumer finance business, with our Aymoré franchise holding more than 14,000 dealer relationships for the distribution of vehicle financing and other consumer goods financing nationwide.

       In 2005, in line with the Group-wide strategy of focusing on its core areas of competitive advantage, Business Unit Brazil effected the 100% sale of property and casualty insurer Real Seguros and 50% of life insurance and pension company Real Vida e Previdência. The buyer in both cases was Tokio Marine & Nichido Fire Insurance Co., Ltd, with which we also entered into an exclusive bancassurance partnership in Brazil.

       ABN AMRO is also widely recognised as a pioneer and leader in the development of sustainable bank-society relationships in Brazil. We have long regarded profitability as going hand-in-hand with social responsibility. Our recognition of the importance of ethical principles in conducting business has now developed into a strong overall commitment to society and the environment.

  New Growth Markets

       In 2005, Business Unit New Growth Markets continued to support the Group strategy by refining its market approach and organizational structure. The main changes included the transfer of our mortgage-related activities in Europe to Business Unit Netherlands, which was effected via our subsidiary Stater an end-to-end services provider in the European mortgage market as part of the Group-wide consolidation of these activities into one Business Unit. Additionally, the consumer banking activities in Kazakhstan, previously conducted under the auspices of Wholesale Clients, were transferred to Business Unit New Growth Markets.

       As well as boosting top line revenue growth by over 40% (adjusted for the transfer of Stater), these changes will increase the transparency of our fast-growing operation in Asia and enable us to exploit synergies and pursue new opportunities in consumer banking.

       Business Unit New Growth Markets strategy focuses on exploiting the expanding opportunities in the consumer mid market segment in Asia. Our widespread regional presence from the Middle East to Asia Pacific includes large, fast-growing and profitable markets such as India, the UAE, Taiwan and Hong Kong. Further attractive factors in these markets include growth of around 9% a year in consumer mid market clients’ spending on personal financial services, continuing deregulation, a relatively small number of well-established incumbent players, and a growing and increasingly knowledgeable population of mass affluent consumers. We also have a 40% stake in Saudi Hollandi Bank, to which we provide management services and know-how in consumer products. A good example of this knowledge-sharing can be seen in the successful roll-out of the preferred banking concept in Saudi Arabia.

       Our strategic emphasis in Asia and Central and Eastern Europe is on servicing the mass affluent segment with specially-targeted banking products and services. By opening new branches we have increased our geographical footprint. In Asia, our key offerings include credit cards and our highly-rated Van Gogh Preferred Banking (a relationship banking approach for mass affluent clients serviced through a dedicated point of contact), together with related products such as consumer finance especially in India and savings and deposit accounts. As a result of this strategy, Business Unit New Growth Markets has almost 2.8 million clients in Asia of which some 40,000 make use of our Van Gogh Preferred Banking services. Our credit card offering, with some 2.4 million cards in force, is well established in India, UAE and Taiwan and has received a positive response in Hong Kong, Indonesia, Pakistan and Singapore.

       Our Belgium-based International Diamond & Jewellery Group, with local units in several countries, is a leading and successful financier of the diamond and jewellery trade, with more than 2,000 client relationships worldwide. This group reports under Business Unit Private Banking as from January 1, 2006.

  Bouwfonds

       Bouwfonds, a 100% subsidiary based in the Netherlands, is the Netherlands’ largest real estate project developer in terms of volume of homes sold. It is also a property financing company with international reach, and a major provider of residential mortgages.

       Bouwfonds’ strategy is to remain the leading real estate developer in the Netherlands’ residential and commercial property markets, and to expand selectively in residential and commercial property development elsewhere in Europe. A cornerstone of Bouwfonds’ strategy is its ability to leverage its real estate expertise in its property financing activities, the growth of which should be supported by further international expansion in Europe and North America. The company intends to exploit the same real estate expertise to grow its real estate-related asset management products and services for private and institutional investors, both in the Netherlands and other markets.

       Bouwfonds’ primary real estate development activity is developing owner-occupied homes, in which it is the Netherlands’ market leader with sales of over 8,300 homes in 2005. It also sold 2,700 homes in France and 600 in Germany. In the Netherlands, the focus of Bouwfonds’ portfolio is gradually shifting from large-scale greenfield developments to inner city, mixed-use projects. Bouwfonds also has a leading position in the Netherlands in commercial real estate development. In late 2004 it strengthened its position in this market by acquiring the specialized commercial developer MAB, best known for mixed-use inner city projects and innovative retail concepts in the Netherlands and other European countries.

       In real estate financing, Bouwfonds provides finance to Dutch project developers both at home and abroad, and to property investors in the Netherlands. It also offers lease financing of corporate real estate in the Netherlands.

       In asset management, Bouwfonds offers real estate-based investment products to institutional and private investors.

       In residential mortgages, Bouwfonds distributes its products through independent intermediaries and under third-party labels via insurance companies and chains of intermediaries. Direct sales are restricted to the internet mortgage product, MoneYou. Dutch intermediaries consistently award Bouwfonds first or second prize as the best mortgage supplier. Per 1 January 2006 this activity has been transferred to Business Unit Netherlands.

       In December 2005, we announced our intention to divest the property finance and development activities of Bouwfonds. These activities do not align with our mid-market strategy and so Bouwfonds is now considered a non-core activity.

  Wholesale Clients

       The Wholesale Clients product platform ranged from advisory, capital markets and financing to transaction banking, all with a global reach. The pooling of three elements our understanding of our clients’ objectives, our deep product expertise and the bank’s global reach differentiated us from our competitors. During 2005,

  Wholesale Clients focused on improving the leverage of its extensive global footprint with operations in over 50 countries and large hubs in Amsterdam, Chicago, Hong Kong, London, New York, Singapore and Sydney.

       Wholesale Clients developed innovative products for sophisticated multinational clients which are also offered to the Group’s target segment of mid-market clients and financial institutions. To achieve this, Wholesale Clients worked closely with other parts of the Group, as evidenced for instance by an integrated distribution platform with the Business Unit North America and the private investor products offered through the Consumer & Commercial Clients Business Units.

       Wholesale Clients grouped its product delivery activities into Fixed Income, Futures and FX, Commercial Banking and Equities & Investment Banking.

       Fixed Income, Futures and FX offered our clients integrated solutions to allow them to manage their risk exposures and optimize their portfolio returns. These product offerings were backed by strong research and a global presence, enabling Wholesale Clients to target its clients in every continent. Wholesale Clients commitment to its clients was reflected in a large number of annual industry awards that recognised its leading-class capabilities in risk management and product innovation on behalf of our targeted mid-market clients and chosen multinationals.

       Wholesale Clients invested significantly in building up its derivatives business during 2005. We established a Structured Derivatives unit that focused on delivering a step change in revenues through the development of innovative structured products. Its product expertise spanned all derivatives asset classes from equities to FX and fixed income. Structured Derivatives continues to act as an incubator for new products that can be standardized into traded products to be sold through the global trading platform. This knowledge transfer model – innovative products for sophisticated clients leading to new products for mid-market clients and financial institutions – is fully aligned with the Group strategy.

       Commercial Banking included traditional debt financing, conduit, cash management and trade financing services. These products focus on the core needs of our mid-market client set. Working capital solutions involving conduit securitizations of receivables and transaction banking products are important foundations for many of our client relationships. In 2005 ABN AMRO was awarded “Best Online Trade Finance Bank” for the fourth year running by Trade Finance Magazine and the “Trade Finance Lead Technology Award” by Euromoney, confirming our market leading trade finance service to clients.

       Equities & Investment Banking included cash Equities, Equity Derivatives, Equity Capital Markets (our joint venture with Rothschild was ranked first for pan-European primary access in 2005 by Extel), Fixed Income Capital Markets, and Mergers & Acquisitions.

       In Equities, we remain one of the leading houses in Europe including the United Kingdom where we also offer corporate broking through our subsidiary Hoare Govett, the Netherlands, and the Nordic region, with a growing presence in our other chosen markets. In 2005, Extel ranked Wholesale Clients third in pan-European equity and equity-linked sales, and third in pan-European Equity market strategy.

       Wholesale Clients coverage has also been aligned with the current Group strategy. The Global Clients client coverage function focused on a select group of multinational clients requiring specialist sector knowledge and sophisticated products.

  Private Equity

       The business model of Business Unit Private Equity involves buying equity stakes in unlisted companies over which it can establish influence or control, and then managing these shareholdings for a number of years with a view to selling them at a profit. Business Unit Private Equity runs two separate lines of business - Buy-Out Investments and Corporate Investments.

       In the past three years, Business Unit Private Equity has developed and implemented major improvements to its business and operational model. It has changed its investment focus from taking minority shareholdings in small and medium-sized early and later stage companies, to obtaining full control of mature medium to large-sized companies.

       At the same time, the Business Unit has substantially reduced its geographical footprint by closing its operations in East Asia, the US, Latin America and several former East European countries.

       This refocusing resulted in the Business Units investments becoming concentrated in the Netherlands, United Kingdom, France, the Nordic countries, Italy, Spain and Australia/New Zealand. Also, its average new investment size is now substantially larger, and its number of investments under management is continuing to reduce. The growth in the Buy-Out Investments portfolio is fully funded from capital released and gains realised from ongoing exits in the Corporate Investment portfolio.

       The Buy-Out Investment business manages controlling interests held by ABN AMRO and third-party investors in mid-sized European and Australian buy-outs. The Corporate Investment business manages a portfolio of mostly non-controlling shareholdings in small and medium-sized Dutch companies, and in venture capital and early stage companies in the life sciences, information technology and media/telecom sectors.

       As of December 31, 2005, the total investment portfolio under management by the Business Unit Private Equity was valued at € 2.7 billion. Of this amount, € 2.5 billion was capital invested by ABN AMRO, while the remainder consisted of investments by third parties.

  Private Clients

       Business Unit Private Clients targets the offering of private banking services to wealthy individuals and families with investable assets of € 1 million or more. We are one of the top ten private banks worldwide and the fifth biggest in Europe in terms of Assets under Administration, with year-end Assets under Administration in 2005 of € 131 billion, up from € 115 billion in 2004.

       In the past few years, we have built up our onshore private banking network in continental Europe through strong organic growth in the Netherlands and France, and through the acquisitions of Delbrück Bethmann Maffei in Germany and Bank Corluy in Belgium, strengthening our leading positions in these countries. We expect these acquisitions will be followed up by organic growth, driven by additional ongoing investment in front-office activities.

       To build on our leadership position in France, Business Unit Private Clients is in the process of creating Banque de Neuflize OBC through a merger of Banque de Neuflize and Banque OBC Bank. The merged business encompasses a new service proposition (building a segmented approach to products and services aligned with our customer profiles and needs based on exchange of best practices across the two banks), more efficient and higher quality support functions, and a commercial banking business aimed at family-owned businesses as a feeder channel for private clients.

       Our operations in Latin America and the Middle East will receive increased investments in people and products to take advantage of these regions’ strong growth prospects. This will be supplemented by investments in our Swiss operations to cater to the needs of Latin American and Middle Eastern clients booked in Switzerland, as well as clients from other regions.

       Client satisfaction is key to our success, and our clients vary greatly in their needs. Consequently, we have built a segmented private banking offering based on well-defined services tailored specifically to the requirements of our client segments and their sources of wealth. The scope and depth of our services vary in line with the size and complexity of the individual client’s needs. Our offerings include amongst others comprehensive tailor-made services at the top end and a relationship manager-based advisory model.

       Business Unit Private Clients products are based on an open architecture model, under which clients are offered the best available products regardless of provider.

       In Asia, Business Unit Private Clients continued its organic growth strategy with ambitious Assets under Administration growth targets for the coming four-year period. These targets will be achieved primarily by augmenting the workforce and exploiting our product potential in the region.

       Our European private banking strategy is differentiated by our ability to nourish local brands while giving them the support of a strong international institution. We seek to maintain clients’ strong confidence in their local brands while capitalizing on the resources and solidity of the Group as a whole.

       Business Unit Private Clients has achieved impressive results from the Client Engagement Model and best practices that we first implemented in the Netherlands, and that we are now transferring to other markets. The model aims to align clients’ various business partners within ABN AMRO, and between our internal processes and the individual client and/or client group’s requirements.

  Asset Management

       Business Unit Asset Management is ABN AMRO’s global asset management business and manages € 176.2 billion in specialist mandates and mutual funds. Business Unit Asset Management operates in more than 20 countries across Europe, the Americas, Asia and Australia. The global portfolio management centres are concentrated in six locations worldwide – Amsterdam, Atlanta, Chicago, Hong Kong, London and Singapore. Business Unit Asset Management offers investment products in all major regions and asset classes, using mainly an active investment style. The investment philosophy is characterized by an internationally coordinated investment process and well-monitored risk management.

       Business Unit Asset Management products are distributed directly to institutional clients such as central banks, pension funds, insurance companies and leading charities. The funds for private investors are distributed through ABN AMRO’s consumer and private banking arms, as well as via third-party distributors such as banks and insurance companies. The institutional client business represents just over half of the assets Business Unit Asset Management manages. Retail and third party client accounts for a further 30%, and the remainder is in discretionary portfolios that are managed for Business Unit Private Clients.

       During 2005 we streamlined our product development processes and invested in improving our client research. We remain fully committed to putting client focus at the heart of every decision we make. In order to achieve greater efficiency, we have also combined many of our product capabilities into single offerings in Luxembourg.

       We focus our regional offerings on specific territories and limit our presence to those markets where we have meaningful market share and competitive advantage. As a result of this tighter geographical focus, we sold our 401k business (pensions activities) in the United States at the end of 2004, and our Kazakhstan operation in 2005. We also completed the sale of ABN AMRO Trust and Management Service Companies. The sale of the bank and asset management activities in Curaçao to First Carribean Bank was completed at the end of January 2006.

       Artemis Investment Management Ltd, our UK-based specialist in active investment products for retail investors and institutional portfolios, has shown a good performance over the past years. Given this positive trajectory and future outlook BU AM took the opportunity to further increase its majority shareholdings in Artemis Investment Management Ltd by from 58% to 71%, in line with the agreements at the time of the original acquisition.

       During the year, we also introduced a new concept for Socially Responsible Investment. We are already the market leader in Socially Responsible Investment in Brazil and Sweden, and will now roll out our successful concept further in other European countries.

  Transaction Banking

       Transaction Banking is a global ABN AMRO product business unit, formed in 2005, incorporating cash management, trade services and cards for all of the bank’s client segments, across all regions. The business had an excellent year in 2005, achieving significant growth in all client groups, with particularly strong momentum from the consumer segment in Brazil and other growth markets. Transaction Banking results are reported in the different Business Units described in the previous section.

       We provide services in almost 60 countries and handle billions of transactions a year. Our business is well diversified, servicing mid-market and global companies, financial institutions, consumers and private clients, with large client bases across all these segments. We offer our products through all the countries in the ABN AMRO network. Within each of the major categories of cash management, trade and cards we have a broad array of products, many of which are tailored to local requirements.

       Our core payments products are used in domestic markets by commercial and consumer clients. We have substantial local transaction banking businesses in the Netherlands, Brazil and the US. Our acquisition of Banca Antonveneta in Italy provides us with a second major base in Europe, including a large domestic transaction banking presence. We are using experience gained in these markets to build domestic scale in key growth markets such as India, Turkey and Greater China (the Peoples Republic China, Hong Kong and Taiwan). These high-growth markets offer excellent opportunities to provide payment transactions for their increasingly affluent consumers. Our knowledge of developed markets enables us to tackle some of the inefficiencies of domestic payment systems and assist both local companies and foreign subsidiaries operating in these increasingly sophisticated countries.

       Innovation is a principal driver of success in transaction banking. With this in mind, ABN AMRO’s enterprise-wide approach is designed to facilitate sharing of knowledge and best practices, both across different client segments and between countries. A recent example of this transfer of ideas involves the global internet banking platform, Access Online. This portal was first developed for the multinational market, but has now been redesigned for mid-market clients. It provides direct online access to a suite of banking products that help to improve the efficiency of a company’s working capital. Technological innovation is critical in transaction banking and our online delivery channels continued to win awards during 2005, with, for example, our trade portal recognised for innovative supply chain solutions and our US cash management portal gaining industry accolades.

       The financial services industry is highly regulated - and transaction banking is no exception, with new regulatory requirements demanding continual investment in processes and technology. These new regulatory requirements can also offer opportunities for Transaction Banking. The Single Euro Payments Area, for example, is a European Union initiative to create a ‘domestic’ payments market across the 12-nation eurozone. The introduction of Single Euro Payments Area by 2008 creates the potential for ABN AMRO to generate new revenues by offering payments products across the eurozone and attracting processing volume from other banks. Many regional and local institutions find the costs of increasing regulation and the changing demands of commercial and consumer clients too high, and see a partnership approach to transaction banking as the only viable option. As a result, we have been successful with outsourced trade solutions for partner banks in North America, Asia and Europe, and this remains a key strategic initiative. The newer market of outsourced cash management and payment services is also gaining momentum, spurred on by the advent of Single Euro Payments Area.

  Group Shared Services

       Group Shared Services – which became part of Services at the start of 2006 – manages the delivery of internal support services across the Business Units within ABN AMRO globally. Its portfolio of initiatives includes IT, Real Estate and Facilities Management and Offshoring. Efficiency improvements resulting from Group Shared Services-led programmes will realize net annual savings for the Group of at least € 600 million for 2007 and € 750 million from 2008 onwards.

       During 2005, Group Shared Services made good progress in developing and executing the bank’s shared services agenda. Initiatives launched by Group Shared Services will provide ABN AMRO with ‘fuel for growth’ by managing and improving long-term cost and service levels. Short-term cost cutting is not the aim. Instead, Group Shared Services focuses on improving service quality, increasing efficiency, optimizing operational risk and increasing agility.

  Portfolio of Initiatives

       Group Shared Services is implementing a portfolio of initiatives designed to enhance external and internal client satisfaction and performance across the Business Units. This portfolio includes the following:

  Creating a New Technology Organisation

       The Group Shared Services IT programme aims to optimize the provision of Group-wide technology services. It involves in-house consolidation, partial outsourcing and multi-vendor offshoring. The programme is supported by a New Technology Organisation designed to facilitate best practice and agility.

       In 2005, Group Shared Services signed global service agreements valued at approximately € 1.8 billion over a five-year period with five vendors. These agreements include IT infrastructure (provided by IBM) and application support and enhancements (provided by Infosys and Tata Consultancy Services (TCS)). Five preferred suppliers were also appointed for application development: Accenture, IBM, Infosys, Patni and TCS. The agreements utilize the best available technology and build on the experience gained to date.

       The global service agreements for infrastructure have come into effect in ten countries, including the Netherlands, United States and Brazil. Transition to other countries and transformation of infrastructure services will follow over a 24 month period.

       Other IT initiatives have focused on enhancing telecommunications and market data services. Group Shared Services signed a contract with KPN Telecom for global managed mobile services in 17 countries. Also, a five-year contract spanning an initial 25 countries was signed with Avaya, utilising internet technology to standardize fixed telephony services.

  Optimizing the Property Portfolio

       Group Real Estate & Facilities Management identifies, co-ordinates and implements best practice across the ABN AMRO-occupied property portfolio. Group Real Estate & Facilities Management improves Business Unit property performance through approaches including workspace efficiency initiatives, disposing of surplus space and improving facilities management.

       Several surplus space and space efficiency programmes have been implemented in collaboration with the Business Units. In addition Group Shared Services has completed the sale and leaseback transaction of the building in London at 250 Bishopsgate.

       Sustainability programmes have been introduced with the aim of reducing energy consumption and CO2 emissions.

  Building on our Offshoring Expertise

       Group Shared Services made significant progress in offshoring in 2005. All offshoring programmes are on track and several new pilot programmes are underway. Feedback from the Business Units shows that ABN AMRO Central Enterprise Services has successfully improved quality, service levels and productivity. ABN AMRO Central Enterprise Services adds agility to the bank’s operations through its flexible and rapidly expanding workforce in India, now 3,000 full-time equivalents strong. ABN AMRO Central Enterprise Services took steps to enhance its internal operating model and support continued growth. It is certified under ISO 9001, British Standards 7799 on Information Security and runs extensive quality programmes, which help to drive continuous improvement in service levels

  Implementing better Procurement capabilities

       To ensure the bank is receiving value for money, Global Procurement applies a structured review to money spent with third parties. A number of best practice procurement solutions have been implemented, including a global system for managing sourcing and contracting in the major markets, and resourcing desks to control spend on third party resources.

  Group Functions

       Group Functions provides guidance on ABN AMRO’s corporate strategy and supports the implementation of the strategy in accordance with our Managing for Value methodology, Corporate Values and Business Principles.

  By aligning and uniting functions across ABN AMRO’s Business Units and geographical territories, Group Functions also facilitates group-wide sharing of best practices, innovation and positioning to public authorities, and binds the company together in both an operational and cultural sense.

       Group Functions aims to be a centre of excellence, exploring value-creating opportunities, providing capabilities and helping Business Units meet their objectives, while balancing the interests of the Business Units with those of the bank as a whole. In so doing, GF promotes our global brand name and the combined strength of the Group as one bank.

       Group Functions fulfills three key roles:

1.	Governance: Group Functions enables the company to exist as a single entity and is responsible for corporate governance. It is in charge of compliance with regulatory and legal requirements, including compiling and reporting consolidated financial statements.

2.	Influencing and making policy: Group Functions adds value by assisting in the execution of the Managing Board’s strategic guidance. It designs, implements and monitors the standards and policies within which the Business Units work. It also monitors performance targets and progress towards reaching them, and provides expert advice and assisting in key areas.

3.	Service provision: Group Functions facilitates and exploits cross Business Unit-synergies by providing support services in defined business areas for the Group, in close cooperation with the Business Units.

       In addition, Group Functions oversees the financial performance of our activities in other countries, including Capitalia (7.7% stake) and Banca Antonveneta (76.0% stake) in Italy, and Kereskedelmi és Hitelbank (40% stake) in Hungary. Our interest in Banca Antonveneta was increased in stages through successive share purchases from 12.7% at the beginning of 2005 to 55.8% as at January 2, 2006 and 76.0% as at March 16, 2006. As from January 1, 2006, the results of Banca Antonveneta will be reported under Business Unit Europe.

  Compliance

       Regulatory and legal requirements have increased significantly in recent years and are a key element in conducting our business. See “Item 3. Key Information – D. Risk factors - Regulatory changes or enforcement initiatives could adversely affect our business”. The compliance function within the Bank is the independent oversight on behalf of senior management of those core processes and related policies and procedures that seek to ensure the Bank is in conformity with industry-specific laws and regulations in both letter and spirit, thereby maintaining the Bank’s reputation. This includes – but is not limited to – sanctions, monitoring of compliance standards, client acceptance and anti-money laundering, good citizenship, and the protection of clients against the Bank’s position. This last responsibility manifests itself in areas such as personal account dealing, conflicts of interest and Chinese walls.

       The Managing Board is fully committed to the Bank’s Corporate Values and preserving the Bank’s integrity and reputation. By complying in each of the markets in which it operates with the relevant laws and regulations including the recommendations of the Financial Action Task Force on Money Laundering and regulations set by de Nederlandsche Bank, Federal Reserve Board, Office of Foreign Assets Control – the Bank safeguards its reputation, its license to operate, and its ability to create sustainable value for all stakeholders.

  Global governance

       The Compliance Policy Committee is the governing body responsible for the global co-ordination of compliance. Led by the Chairman of the Managing Board, the committee makes decisions on key compliance activities and provides broad oversight of Group Compliance. Members of the Compliance Policy Committee include the Chief Financial Officer and the heads of Group Compliance & Legal, Group Legal, Group Risk Management, Group Audit and Group Human Resources, and representatives of all businesses.

       During 2005, a new Supervisory Board Committee called the Compliance Oversight Committee was formed. The creation of the Compliance Oversight Committee demonstrates that compliance warrants continuous attention by the Supervisory Board, and that the Bank works actively to resolve any compliance issues that are identified. In the new structure, the Head of Group Compliance & Legal reports to both the Chairman of the Managing Board and the Chairman of the Compliance Oversight Committee.

  Group Compliance tasks

       In accordance with the recommendations and standards of the Basel Committee on Banking Supervision, the mandate of Group Compliance is to:

    Identify risks and regulations relevant to the Bank’s activities

    Design policies and procedures to minimize regulatory and reputation risk

    Advise, train and provide reports to senior management with regard to the regulations and compliance with these regulations

    Promote effective compliance and ensure or oversee follow-up actions in the event of non-compliance

    Manage regulatory inquiries and incidents

  Worldwide remedial action plan

       Since we signed a Written Agreement with the US bank regulators in 2004 (see “Item 4. Information on the Company – B. Business overview – Legal and regulatory proceedings”), we have been working actively with external advisors to fully review the compliance area and to ensure the Bank adheres to best-in-class compliance standards in all jurisdictions in which it operates. Bank regulators in the United States and the Netherlands were continuously informed about these actions. A complete review of the causes of the shortcomings in the internal supervision of the activities of the US dollar clearing center in New York was undertaken, as well as a review process to consider the actions and conduct of employees involved.

       Furthermore, we implemented a large number of measures geared towards complying with all demands that are placed on the Bank in the area of compliance worldwide. These measures have been put into a worldwide action program for strengthening the Bank’s compliance activities, based on the Basel principles, which describe the compliance activities that boards and compliance functions of banks must guard and implement.

  Key initiatives

       In 2005 Group Compliance developed and began executing the following main initiatives.

  Strengthening the Compliance organisation

       In 2005, the total number of full-time equivalents within Group Compliance rose to around 800 worldwide, thus ensuring that the Compliance department can carry out its global responsibilities effectively. The head of compliance is an independent function that reports directly to the Chairman of the Managing Board and the Vice Chairman of the Supervisory Board. A new sub-committee of the Supervisory Board has been set up to supervise the compliance activities within the Bank. From 2006, compliance is now a part of management’s objectives and thus has influence on the amount of variable compensation.

  Mindset programme: ‘Our values in action: acting with integrity’

       In April 2005, we launched the ‘Our values in action: acting with integrity’ programme to increase awareness and build on the global compliance mindset throughout the Bank. The main messages include management’s position as role models and each staff member’s individual responsibility for compliance. The programme involves newsletters, posters, and messages, as well as special training and policy updates to support employees with day-today compliance issues.

  Client Acceptance & Anti-Money Laundering

       The revised Client Acceptance & Anti-Money Laundering (CAAML) Policy was implemented worldwide on 1 September 2005, taking into account the principles of the Wolfsberg Group, of which ABN AMRO is a member. To ensure compliance with the policy, mandatory Group-wide training for staff on Client Acceptance & Anti-Money Laundering was implemented through computer-based training and regional workshops.

       In addition to Client Acceptance & Anti-Money Laundering training, a Client Acceptance & Anti-Money Laundering Advisory team for technical support and Quality Assurance Programme was established.

       A bank-wide Anti-Money Laundering Oversight Committee was formed in 2005. Among other duties, this Committee will be responsible for advising on the CAAML Policy and reviewing instances of suspicious activity that are referred to it.

  Transaction filtering and monitoring

       During 2005, ABN AMRO has continued to enhance its Anti-Money Laundering Compliance programme across the branch network in order to meet its legal and regulatory compliance obligations and to ensure robust systems and controls for each part of its Client Acceptance & Anti-Money Laundering policy. Enhancements were focused on automating existing client acceptance and monitoring processes.

  EU Market Abuse Directive

       The EU Market Abuse Directive, which has the objective of regulating market manipulation and insider trading, was successfully implemented and embedded into the working practices of ABN AMRO in 2005. Compliance officers across Europe worked together to ensure a ‘One Bank’ approach while delivering educational and communication tools on the topic, including a comprehensive computer-based training on market abuse. Other compliance-related communications focused on the responsibilities of senior management to ensure compliance with the Directive.

       The bank’s systems and controls for identifying and monitoring incidences of market abuse were also reviewed, assessed, and – where appropriate – reconfigured to ensure that they complied with the new Directive. In particular, several policies restricting the flow of confidential information within the bank were tightened, ensuring that the standard of integrity within ABN AMRO remains high.

  Group Security

       Group Security contributes to a sound and secure environment across ABN AMRO by developing global policies and standards for physical security and financial crime, delivering input and operational services for supporting commercial and strategic decisions, and investigating serious security incidents and compliance breaches.

       By acting in partnership with the business, Group Security provides a security framework and related services that enable the business to take ownership of its security responsibility.

  Sustainable development

       To create sustainable value for all our stakeholders, we run our business responsibly. This means behaving with integrity and openness, and taking environmental, social and ethical issues into account. This approach helps us to build and sustain the trust that underpins our license to operate, and enables us to be a valued business partner for our clients. In 2005, we intensified our sustainability-related activities by focusing on providing responsible financial services, building employee engagement, protecting our assets, being accountable and transparent, minimizing our direct impact and supporting local communities. We discuss our approach to sustainability in our Sustainability Report, which is published alongside the Annual Report, or at www.abnamro.com.

  General

  Competition

       In each of our markets we operate in a highly competitive environment. Many large financial services groups offer sophisticated banking or investment banking services to corporate and institutional customers on a global basis. In addition, in the national markets in which we operate, we compete with local banks and other financial services companies. We also compete with other banks, money market funds and mutual funds for deposits and other sources of funds. In certain jurisdictions, many of our competitors are not subject to the same regulatory restrictions to which we are subject. See also “Item 3. Key Information – D. Risk factors – Our performance is subject to substantial competitive pressures that could adversely affect our results of operations.”

  Employees

       As at December 31, 2005, we had 96,835 full-time equivalent employees (excluding the consolidation impact of private equity investments under IFRS), a decrease of 585 since December 31, 2004. Approximately 10% of these employees hold managerial and executive positions. A breakdown of employees by business unit as of December 31, 2005 and 2004 is set forth in “Item 5. Operating and Financial Review and Prospects – A. Operating results”.

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

       The bank regulatory system in the Netherlands is a comprehensive system based on the provisions of the Act on the Supervision of the Credit System 1992 or the “ASCS 1992”. The Bank is a “universal bank” under the terms of the ASCS 1992 because it is engaged in the banking business as well as the securities business. Certain provisions of the ASCS 1992 may restrict the Bank’s ability to make capital contributions or loans to its subsidiaries and to make dividends and distributions to Holding.

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

       The ASCS 1992 provides that each supervised credit institution must submit periodic reports to the Dutch Central Bank. In accordance with the Dutch Central Bank directives promulgated pursuant to the ASCS 1992, the

  Bank files monthly reports with the Dutch Central Bank. At least one monthly report for each given year must be certified by a registered accountant. The report to be certified is selected by the registered accountant in his or her discretion.

  Solvency supervision

       The Solvency Guidelines of the Dutch Central Bank require that we maintain a minimum level of total capital to support the risk-weighted total value of balance sheet assets and off-balance sheet items, the latter of which includes guarantees, documentary credits, certain interest and currency-related contracts, unused portions of committed credit facilities with an original maturity of over one year, note issuance facilities and revolving underwriting facilities, as well as the market risk for financial instruments in the trading book. This minimum level of total capital is the Capital Adequacy Ratio. The risk-weighting considers the debtor’s risk, which depends on the debtor’s classification, whether or not security is provided, and the country of origin of the debtor. The legally required minimum Capital Adequacy Ratio currently is 8.00%, however in practice a minimum ratio of 10% is agreed with the Dutch Central Bank. The Solvency Guidelines are applied to the world-wide assets of Dutch credit institutions.

       For our company, total capital consists of core capital (also referred to as Tier 1 capital) and secondary capital (also referred to as Tier 2 capital). We also are permitted to maintain an additional form of regulatory capital, Tier 3 capital, to support the market risks of financial instruments in our trading book and foreign exchange risk of all business activities. Tier 1 capital consists of those parts of shareholders’ equity and minority interests that qualify as Tier 1 capital and subordinated liabilities that qualifies as Tier 1 capital. Secondary or Tier 2 capital is divided into upper Tier 2 capital and lower Tier 2 capital. Upper Tier 2 capital consists of revaluation reserves and perpetual subordinated liabilities; lower Tier 2 capital consists mainly of long-term subordinated liabilities. Tier 3 capital consists of subordinated liabilities that has a minimum original maturity of at least two years, is not subject to redemption prior to maturity without the prior written consent of the Dutch Central Bank (other than in the event of a winding-up of the Bank) and is subject to a provision which provides that neither interest nor principal may be paid if, prior to or as a result of such payment, our Capital Adequacy Ratio would be less than the required minimum.

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

       See “Item 3. Key Information – Selected financial data - Selected ratios” and “Item 5. Operating and Financial Review and Prospects – B. Liquidity and capital resources” for information concerning the Bank’s capital ratios.

  New capital adequacy framework (Basel II)

       On June 26, 2004, the Basel Committee on Banking Supervision endorsed the publication of the “International Convergence of Capital Measurement and Capital Standards: a Revised Framework”, also named Basel II. The Capital Requirements Directive, representing the translation of Basel II to EU legislation, was approved by the European Parliament on September 28, 2005. The adoption of the Capital Requirements Directive by the EU institutions in autumn 2005 means that the way is now clear, in the EU, for the implementation of the directive into national law, with a published compliance deadline of January 1, 2008 for banks adopting the most advanced approaches.

       Basel II allows for several different approaches to implementation of the Basel II requirements for Credit, Market and Operational Risk, ranging from the simple ‘standardized’ approaches to more complex ‘advanced’ approaches. ABN AMRO aims to implement in principle the advanced approaches, for all risk types, at the earliest opportunity. In September 2005, the Dutch regulator, the de Nederlandsche Bank, announced a shift from the planned ‘advanced’ two-year parallel run start date, to a reduced one-year parallel run (originally planned to start on January 1, 2006, but now scheduled to commence on January 1, 2007). This shift in dates has had no impact on ABN AMRO’s preparations to meet the compliance date of January 1, 2008.

       The approval of the Capital Requirements Directive in Europe is in contrast to the picture in the US, where the first opportunity for a US banking institution to conduct a parallel run would be January 2008.

       Despite a number of uncertainties that are still at play in the regulatory environment, ABN AMRO is very well positioned to meet its Basel II goals on time.

  Exposure supervision

       The Dutch Central Bank has issued specific rules with respect to large exposures to a single borrower or group of interconnected borrowers or in relation to certain other businesses that involve a concentration of risk. Large exposures generally include all assets and off-balance sheet items of a credit institution with respect to a single borrower or a group of connected borrowers which exceed 10% of a credit institution’s total capital. Large exposures must be reported once every quarter to the Dutch Central Bank. There is a limit of 25% of total capital for a single large exposure being part of the banking book. Trading book positions may exceed this limit subject to additional solvency requirements. The aggregate amount of all large exposures of a credit institution may not exceed 800% of its total capital. In 2005, there were no exposures exceeding these thresholds.

       In addition, under the Solvency Guidelines, certain other exposures are limited as a percentage of total capital as follows: exposures to the Dutch central government, the Dutch local government and other central governments of the so-called “Zone A” countries1, which include the Organization for Economic Cooperation and Development countries, have no limit; exposures to local governments of Organization for Economic Cooperation and Development countries are weighted at 50%; exposures to banks with a remaining maturity of up to or less than one year or more than one year are weighted at 20% and 50%, respectively; and exposures to others are weighted at 100%. Equity participations in insurance companies are exempt up to a level of 40% of total capital of the credit institution.

       Facilities and loans to, and investments in, non-banks by credit institutions of 1% or more of total capital must be registered with the Dutch Central Bank. For banks, the threshold is 3% of total capital. Regulations of the Dutch Central Bank also bar a credit institution from lending (on either a secured or an unsecured basis) more than the lesser of 5% of its total capital and, if the loan is unsecured, five times the monthly salary for the borrower to any director or member of senior management of the credit institution without the prior approval of the Dutch Central Bank.

  Liquidity supervision

       The bank submits reports on its liquidity position on a monthly basis to the Dutch Central Bank, based on its new liquidity directive. The liquidity directive seeks to ensure that banks are in a position to cope with an acute short-term liquidity shortage under the assumption that banks would remain solvent. The bank is required to report the group’s liquidity position at consolidated level. In principle, the Dutch Central Bank liquidity directive covers all direct domestic and foreign establishments (subsidiaries/branches), including majority participations. Liquidity effects from off-balance sheet items, such as derivatives and irrevocable commitments, are measured in the liquidity report.

       The directive places great emphasis on the short term in testing the liquidity position over a period of up to one month with a separate test of the liquidity position in the first week. For observation purposes, several additional maturity bands are included in the liquidity report (one to three months, three to six months and six months to one year).

  1 The Member States of the European Community and all other countries which are full members of the Organization for Economic Cooperation and Development and the countries which have concluded special borrowing arrangements with the International Monetary Fund associated with the International Monetary Fund’s General Arrangements to Borrow are considered “Zone A” countries. However, a country in the process of rescheduling its official external debt is excluded from this group for a period of five years. The “Zone A” countries currently comprise: Australia, Austria, Belgium, Canada, Czech Republic, Denmark, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Japan, Liechtenstein, Luxembourg, Mexico, Monaco, the Netherlands, New Zealand, Norway, Poland, Portugal, Puerto Rico, Saudi Arabia, Slovakia, South Korea, Spain, Sweden, Switzerland, Turkey, the United States and the United Kingdom.

       The available liquidity must always exceed required liquidity. Available liquidity and required liquidity are calculated by applying weighting factors to the relevant on- and off-balance sheet items.

       The liquidity test includes all currencies. Compliance reports concerning liquidity requirements of foreign subsidiaries are submitted to appropriate foreign regulatory authorities as required. At consolidated level and in every country in which we operate, the Group adheres to the liquidity standards imposed by the applicable regulatory authorities.

  Structural supervision

       A declaration of no-objection from the Dutch Minister of Finance, upon consultation with the Dutch Central Bank (or in cases specified by the Dutch Minister of Finance, from the Dutch Central Bank acting on behalf of the Dutch Minister of Finance), is required for certain changes in the structure of credit institutions, such as mergers, certain investments, the addition of a managing partner to the credit institution, repayments of capital or distribution of reserves of the credit institution and financial reorganization. Approval will be denied if, among other things, the Dutch Central Bank determines that sound banking policy may be jeopardized, that an undesirable development in the financial sector might result or that a conflict might arise in respect of certain solvency directives. Pursuant to the ASCS 1992, a declaration of no-objection is required for a participation by a credit institution of at least 10% in the issued share capital or the related voting rights (each, a “Qualifying Participation”), or the increase thereof, of a financial institution, such as a credit institution, or a non-financial institution, and, either (i) in case of financial institution, if the total capital of such financial institution would exceed 1% of the credit institution’s consolidated balance sheet total or (ii) in case of a non-financial institution, if the consideration for the Qualifying Participations exceeds 1% of the credit institution’s consolidated equity. The Dutch Central Bank or the Dutch Minister of Finance can, on request, grant so called bandwidths, umbrella and group-declarations of no-objection in respect of Qualifying Participations. The declaration of no-objection is not required in the case of a Qualifying Participation by a credit institution in a company whose assets consist of more than 90% liquid assets. Furthermore, the ASCS 1992 provides that a declaration of no-objection is required in case of a Qualifying Participation by a natural person or legal entity in a credit institution.

       The Dutch Central Bank together with the Dutch Minister of Finance has developed a “structural policy” for equity participations by credit institutions in non-financial institutions. Under this policy an equity participation is not allowed if the value of the participation would exceed 15% of a credit institution’s total capital or if the participation would cause the value of the credit institution’s aggregate Qualifying Participations in non-financial institutions to exceed 60% of its total capital. Certain types of participations will be approved in principle, although in certain circumstances a declaration of no-objection will have a limited period of validity, such as, in the case of a debt rescheduling or rescue operation or when the participation is acquired and held as part of an issue underwriting operation. The approval generally will be given where the value of the non-financial institution concerned or the value of the participation does not exceed certain threshold amounts.

       Supervision of the securities and investment businesses

       The Bank is also subject to supervision of its activities in the securities business. The Act on the Supervision of the Securities Trade 1995, the “ASST 1995”, together with the decrees and regulations promulgated pursuant thereto, provides a comprehensive framework for the conduct of securities trading in or from the Netherlands. The Netherlands Authority for the Financial Markets is charged by the Dutch Minister of Finance with supervision of the securities industry.

       The Bank and/or certain subsidiaries of the Bank are also active as managers and/or custodians of collective investment plans, which comprise both investment funds and investment companies. Collective investment plans are subject to supervision by the Dutch Central Bank and the Netherlands Authority for the Financial Markets.

       Bill on the Financial Supervision

       Expected per January 1, 2007, the ASCS 1992 and the ASST 1995 will be replaced by the new Act on the Financial Supervision, when it goes into effect. Based on the present proposal, it is not expected that the Act will affect the existing supervisory system by the Dutch Central Bank and the Netherlands Authority for the Financial Markets to a significant extent.

  Regulation in the European Union

       One of the pillars of the European Union (the “EU”) is the establishment of a Common Market for capital, goods and services (including financial services). Under Common Market rules, corporations established in the EU can operate on a European Union-wide basis under the rules and supervision of their country of establishment (home country control). In the financial services area, the implementation of these principles has been governed by the Second Banking Directive for credit institutions and banking services and the Investment Services Directive for securities and investment business. Under those Directives, the Bank can offer banking and investment services on the basis of a single license (“European passport”) through the establishment of a branch or cross-border in all the EU countries. Currently the European Commission is considering reviewing the Codified Banking Directive (2000/12/EC) in order to review the use of prudential justification, which is also known as the “prudential carve out”.

       The prudential carve out allows the competent authorities to oppose the intention of a natural or legal person to acquire a qualifying shareholding in a credit institution if such authorities are not satisfied as to the suitability of that person.

       In order to improve the operation of the Common Market in financial services, in 1999, the European Commission launched an action plan with the aim of creating an integrated financial services market by 2005. The majority of the legislative acts have already been adopted and are required to be implemented into the national laws of EU Member States between 2003 and 2007.

       In 2005, the EU adopted rules for the winding up of credit institutions with branches in other EU countries and established that the winding up process will be subject to a single bankruptcy proceeding.

       In the area of securities’ legislation, the Market Abuse Directive prohibits market manipulation and insider dealing in all securities admitted to trading on an EU regulated market. The Prospectus Directive regulates the process and the disclosure requirements for public offerings in and admissions to trading on an EU regulated market of securities, and allows European public offerings with one single prospectus. The Investment Services Directive was amended by the Markets in Financial Instruments Directive, which was adopted in April 2004, to streamline supervision on the basis of home country control and enhance the transparency of markets. Technical issues relating to the Directive’s implementation are currently being worked out. The Transparency Directive was adopted in December 2004 and harmonizes the transparency requirements for information about issuers whose securities are admitted to trading on an EU regulated market.

       In the area of asset management, the EU has enacted legislation on pension and investment products. On investment funds, there are two Directives, the first regulating the product (e.g., types of assets in which to invest) and the second one giving management companies a “European passport” to operate throughout the EU. In the field of supplementary pensions, a Directive has liberalized the market for supplementary pension schemes by allowing pension providers to operate on an EU-wide basis and establishing “prudent person principles” for asset allocation.

       In 2003, the European Commission presented an Action Plan on Company Law and Corporate Governance that reinforced shareholder rights and emphasized transparent corporate governance. In 2004 and 2005, the European Commission adopted recommendations on Directors’ Remuneration and role of non-executive or supervisory directors with a view to improving the on-going disclosure requirements for listed companies. In 2004, a Directive amending the Second Company Law Directive was proposed to simplify and improve EU rules on companies’ capital in public limited liability companies. In 2005 a Directive was adopted on cross-border mergers, which was designed to facilitate the carrying out of cross-border mergers between limited liability companies governed by the laws of different Member States. The Directive aims to reduce the legislative and administrative difficulties encountered in this context. In October 2005, the EU institutions adopted the EU Eighth Company Law Directive on statutory audit designed to strengthen corporate governance and auditor responsibilities, as well as to modernize accounting provisions of the Fourth and Seventh Company Law Directives. In December 2005 a Directive on

  Shareholders’ Rights was proposed which mainly seeks to abolish share blocking, improve the flow and transparency of the information and remove all legal obstacles to electronic participation in general meetings.

       The Data Retention Directive was approved in December 2005. When it takes effect, it will require electronic communications providers to store data on phone-calls, e-mails and Internet use for a period between 6 and 24 months to help track down terrorism and organized crime.

       In 2005, an amendment of IAS 39, the accounting standard on the recognition and measurement of financial instruments, was agreed for the introduction of new international standards in Europe. The amendment relates to fair value options and is effective as from January 2006.

       The European Commission presented amended rules to modernize the EU Capital Adequacy Directive in 2004 in order to implement the Second Accord in the Basel Committee on Banking Supervision. This proposal for a new Capital Requirement Directive was adopted by the EU institutions in October 2005 and will be published in the European Commission’s Official Journal in the first half of 2006.

       In June 2005 the third Money Laundering Directive was adopted. By December 2007, Member States will have to implement this Directive into national law. The aim of the Directive is to transpose the Financial Action Task Force’s (FATF) forty recommendations. It follows a risk-based approach by which all measures aimed at preventing money laundering must be applied on a proportionate basis, depending on the type of customer, business and other considerations.

       Currently, the revised proposal for a Directive on Consumer Credit (latest proposal published in October 2005) is being discussed in the EU. The proposed Directive introduces consumer protection provisions and at the same time aims at the creation of a single market for consumer credit in the EU.

       In December 2005, a Directive was proposed on a new legal framework for payments which will harmonize rules with regard to payments licensing, transparency conditions, information requirements and rights and obligations linked to the provision and use of payment services. We expect legislation relating to clearing and settlement structures during 2006.

  Regulation in the United States

       The Bank’s operations in the United States are subject to extensive regulation and supervision by both federal and state banking authorities. The Bank is a bank holding company within the meaning of the US Bank Holding Company Act of 1956, which restricts its non-banking activities in the United States. However, Holding elected to become a financial holding company on March 11, 2000.

       See also “– Legal and regulatory proceedings,” “Item 3. Key Information – D. Risk factors – Regulatory changes or enforcement initiatives could adversely affect our business” and “ We are subject to legal risk, which may have an adverse impact on our results.”

  Regulation in the rest of the world

       Our operations elsewhere in the world are subject to regulation and control by local supervisory authorities, and our offices, branches and subsidiaries in such jurisdictions are subject to certain reserve, reporting and control and other requirements imposed by the relevant central banks and regulatory authorities.

  Legal and regulatory proceedings

       We are involved in a number of legal proceedings in the ordinary course of our business. Some of these proceedings involve the risk of a material adverse impact on our financial performance or stockholders’ equity. In presenting our consolidated financial statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters, and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Charges, other than those taken periodically for costs of defense, are not established for matters when losses cannot be reasonably estimated. We cannot guarantee that these proceedings will be concluded in a manner favorable to us and should our assessment of the risk change, our view on changes to income will also change. See also “Item 3. Key Information – D. Risk factors – Regulatory changes or enforcement initiatives could adversely affect our business” and “ We are subject to legal risk, which may have an adverse impact on our results.”

       Regulatory sanctions

       As previously reported, in July 2004 we signed a Written Agreement with the US regulatory authorities concerning our dollar clearing activities in the New York branch. In December 2005, we agreed to a Cease and Desist Order with the Dutch Central Bank, the US Federal Reserve Board, the US Department of the Treasury’s Office of Foreign Accounts Control (“OFAC”) and Office of Financial Crime Enforcement Network (“FinCEN”), the State of Illinois Department of Financial and Professional Regulation and the New York State Banking Department. This involved an agreement to pay an aggregate civil penalty of US$ 75 million (approximately € 62.5 million). In addition, ABN AMRO agreed to make a voluntary endowment of US$ 5 million (approximately € 4 million) to the Illinois Bank Examiners’ Education Foundation, bringing the total amount related to this sanction to US$ 80 million (approximately € 66.5 million). Furthermore, the Bank committed to continue to implement improvements in its oversight and compliance programs. See “Item 4. Information on the Company – B. Business overview – Compliance.” The sanctions principally related to deficiencies in the US dollar clearing operations at the New York branch and OFAC compliance procedures specifically in relation to certain US dollar payments originating at the Dubai branch. The actions that are the subject of the sanctions predominantly took place before the 2004 Written Agreement mentioned above, and many were discovered by investigations initiated by the Bank and voluntarily reported to regulatory authorities.

       In January 2006, ABN AMRO Mortgage Group, Inc. reached a settlement with three US government agencies – the US Department of Justice, the Office of the Comptroller of the Currency (“OCC”) and the US Department of Housing and Urban Development (“HUD”) – regarding past actions in connection with Federal Housing Administration (“FHA”) insurance certifications administered by the Mortgage Group on approximately 28,000 HUD-insured loans originated during the period 2000 to 2003. The loans were underwritten by HUD-authorized underwriters; however, the final certification process was not completed properly. The civil settlement includes a cash payment in the amount of $16.85 million and represents a final resolution of a matter the Mortgage Group discovered, investigated and self-reported to the government in 2003. In addition, the Mortgage Group chose not to submit insurance claims on 783 defaulted loans that were originated during the affected period, resulting in an increased cost to the Mortgage Group. ABN AMRO Mortgage Group is committed to an FHA loan program that is in full compliance with all of the applicable requirements.

       OFAC compliance procedures

       In 2004, the Bank determined that certain employees of the Dubai branch were not observing the Bank’s policies and standards in relation to certain US dollar payment instructions sent to the Bank’s US dollar clearing centre in New York. An independent investigation determined that in certain instances US dollar payments were made from and to countries that were on a list of sanctioned countries maintained by OFAC. Payments from and to these countries or involving nationals of these countries (in particular Iran and Libya) are only allowed to be processed in the United States if the relevant payments meet certain specific requirements established by OFAC. The report prepared by external legal counsel determined that between 1997 and 2004, employees of the Bank in Dubai developed procedures for certain fund transfers, check clearing operations and letter of credit transactions on behalf of Libyan and Iranian clients. They excluded or modified country and client-specific information from the relevant transactions so that the relevant transactions would pass through the New York branch’s OFAC filter without being detected and blocked. Once these procedures were detected internally, they were terminated.

       The Bank’s compliance control procedures and systems have been adjusted to prevent these types of procedures being used in any of the Bank’s worldwide offices. Enhanced OFAC filtering and general compliance control processes and policies have also been adopted across the Bank. See also “Item 4. Information on the Company – B. Business overview – Compliance.” We are also in the process of taking disciplinary measures, including terminations, against the employees involved. While these procedures were regrettable, the Bank has reviewed the transactions involved and has found no evidence so far of any terrorist connection with these transactions.

       Ongoing investigations

       We are providing information to regulatory and law enforcement authorities in connection with ongoing criminal investigations relating to our dollar clearing activities, OFAC compliance procedures and other Bank Secrecy Act compliance matters. These compliance issues and the related sanctions and investigations have had, and will continue to have, an impact on the Bank’s operations in the United States, including limitations on expansion and the powers otherwise exercisable as a financial holding company. The ultimate resolution of these compliance issues and related investigations and the nature and severity of possible additional sanctions cannot be predicted, but regulatory and law enforcement authorities have been imposing more severe penalties against a number of banking institutions for violations of the Bank Secrecy Act and related statutes. See also “Item 3. Key Information – D. Risk factors – Regulatory changes or enforcement initiatives could adversely affect our business” and “– We are subject to legal risk which may have an adverse impact on our results.”

  C. Organizational structure

       A list of our significant subsidiaries can be found in Note 49 to our consolidated financial statements.

  D. Property, plants and equipment

       At December 31, 2005, we operated 655 offices and branches in the Netherlands and 2,902 offices and branches in 58 other countries. Of these offices and branches, 448 were in North America, 2,157 were in South America and the Caribbean, 142 were in Europe, 44 were in the Middle East and Africa and 111 were in the Asia/Pacific region. Approximately 52% of the offices and branches are owned and the remainder are under lease agreements.

  Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Business Unit Private Equity	73
Business Unit Private Clients	76
Business Unit Asset Management	79
Group Functions	82
Reconciliation of Net Profit under IFRS and US GAAP	85
B. Liquidity and Capital Resources	85
Liquidity and Liquidity Risk	87
Consolidated Balance Sheet	88
Loans and Receivables	88
Total Client Accounts	88
C. Selected Statistical Information	88
Average Balance Sheet	88
Changes in Net Interest Revenue: Volume and Rate Analysis	91
Yields, Spreads and Margins	95
Assets	96
Loans and Receivables—Banks	97

       The following discussion is based on, and should be read in conjunction with, our consolidated financial statements, included elsewhere in this report. Unless otherwise indicated, the financial information contained in this annual report on Form 20-F has been prepared in accordance with International Financial Reporting Standards or “IFRS” which, as disclosed in Note 50 to our consolidated financial statements, vary in certain significant respects from accounting principles generally accepted in the United States, or “US GAAP”. This is the first year that we have provided the financial information in accordance with IFRS. In previous years, we provided our financial information in accordance with generally accepted accounting principles in the Netherlands or “Dutch GAAP”. See “Item 5. Operating and Financial Review and Prospects – Changes in accounting rules” and Note 50 to our consolidated financial statements.

       The following discussion includes non-GAAP financial measures in addition to GAAP results. See “– A. Operating results – Use of non-GAAP financial measures” for an explanation of the reasons for presenting such measures.

  Introduction

       ABN AMRO is a prominent international bank with European roots. We have a clear focus on consumer and commercial clients in our local markets and focus globally on select multinational corporations and financial institutions, as well as private clients. Our business mix gives us a competitive edge in our chosen markets and client segments. ABN AMRO ranks 11th in Europe and 20th in the world based on tier 1 capital, with 3,557 branches in 58 countries, a staff of 96,835 full-time equivalents (excluding the consolidation impact of private equity investments under IFRS) and total assets of € 880.8 billion (as at 31 December 2005).

       We implement our strategy through a number of Business Units. These business units are responsible for managing a distinct region, client segment or product segment, while also sharing expertise and operational excellence across the Group. Consumer & Commercial Clients consists of Business Unit Netherlands, Business Unit North America and Business Unit Brazil as well as Business Unit New Growth Markets and Bouwfonds. Wholesale Clients is dedicated to a select number of globally operating Wholesale Clients. The global Private Equity business unit is operating in 7 countries world-wide providing capital and expertise to non-quoted companies in various sectors. The majority of its investments are mid-market buyout deals in Europe and Australia. Our Private Clients business ranks among the world’s top ten, with € 131 billion in Assets under Administration (as at 31 December 2005), offering highly personalized banking for our private clients, aiming to structure and enhance their wealth with services ranging from discretionary portfolio management to international estate planning. Asset Management is the separate investment management division of ABN AMRO Bank. Group Functions provides support to our Business Units. The costs of shared services, such as legal advice, are allocated to the Business Units on a contractual basis. The costs of non-shared services, such as governance functions and standard and policy setting functions, are allocated to our Business Units based upon our internal management evaluations. For a more detailed discussion of our Business Units and our new organizational structure as of January 1, 2006, see “Item 4. Information on the Company – B. Business overview.”

       Foreign currency translation adjustments increased shareholders’ equity by € 1,080 million at December 31, 2005, of which the appreciation of the Brazilian Real accounted for € 659 million. As at December 31, 2005 compared to as at December 31, 2004, the Brazilian Real appreciated on average 22.6% . Risk-weighted Assets increased € 26.3 billion in 2005 to € 257.9 billion mainly due to a foreign exchange impact of € 19.5 billion of which € 11.9 billion related to the US$ and € 4.1 billion related to the Brazilian Real. Organic growth was € 6.8 billion. See “Item 5. Operating and Financial Review and Prospects–Liquidity and capital resources” for a more detailed explanation of the effect of these movements on our capital ratios.

       Our business and results are affected by general economic conditions and other business conditions. See “Cautionary Statement on Forward-looking Statements” and “Item 3. Key Information – D. Risk factors”.

  Changes in accounting rules

       For all periods up to and including the year ended 31 December 2004, we prepared our consolidated financial statement in accordance with Dutch GAAP. From January 1, 2005, we were required under EU regulations to prepare our consolidated financial statements in accordance with IFRS. The financial statements for 2005 are the first financial statements prepared in accordance with IFRS and are also in full compliance with IFRS. In order to provide shareholders with comparative data, we made a transition to IFRS on a dual reporting basis as from January 1, 2004. This transition incorporated the impact of applying all IFRS standards and interpretations, including IAS 32 and 39, to our assets (such as loans and property), liabilities (such as pensions) and open contracts (such as derivatives and leases). This 2004 data formed the basis of comparison in this annual report.

       The application of IFRS resulted in differences in valuation and income recognition and also had an impact on the presentation of our financial statements. For example, certain preference shares must be presented as liabilities under IFRS. Changes to the cash flow statement were limited to those arising from changes in the balance sheet and income statement (because an indirect method of preparation is used). See Note 50 to the IFRS consolidated financial statements for a reconciliation of our shareholders’ equity and income under Dutch GAAP to the comparable amounts determined under IFRS.

  Critical accounting policies

       Introduction

       Our financial statements have been prepared in conformity with IFRS. These accounting principles and the material variations from US GAAP are described in more detail in Note 50 to our consolidated financial statements. Both sets of accounting principles require assumptions, estimates and judgments by management. The following is a brief description of the more critical judgment areas in the application of our accounting policies both under IFRS and US GAAP.

       Allowance for loan losses

       Under IFRS and US GAAP, allowances for loan losses are made to reserve for estimated losses in outstanding loans for which there is any doubt about the borrower’s capacity to repay the principal and/or the interest. Allowances are determined through a combination of specific reviews, statistical modeling and estimates. Certain aspects require judgments at many levels in the organization, such as the identification of loans that are deteriorating, probability of default, the expected loss, the value of collateral and current economic conditions. Though we consider the allowances for loan losses to be adequate, the use of different estimates and assumptions could produce different allowances for loan losses, and amendments to the allowances may be required in the future, as a consequence of changes in the value of collateral, the amounts of cash to be received or other economic events. For a further discussion on our allowance for loan losses, see “—B. Liquidity and capital resources” and “—C. Selected statistical information—Analysis of loan loss experience: Provisions and allowances for loan losses – Provisioning policy”.

       Fair value of financial instruments

       Under IFRS and US GAAP, financial instruments, when required or designated, are stated at fair value. When available, fair values are based on quoted market prices in liquid markets. Where no active market exists, or quoted prices are unobtainable, the fair value is estimated using a variety of valuation techniques, including discounted cash flow and other pricing models. Input to pricing models are generally taken from reliable external data sources. The models used are validated prior to the use for financial reporting by qualified staff independent to the initial selection or creation of the model. In case market information is limited or even unavailable, management applies its judgment. Other factors that could also affect estimates are incorrect model assumptions, market dislocations and unexpected correlation. Notwithstanding the judgment required for determining fair value, we believe our estimates of fair value are adequate. However, the use of different models or assumptions could result in changes in our reported results. For a further discussion on the use of fair values and the impact of applying reasonable possible alternative assumptions as inputs, see Note 37 to our consolidated financial statements.

       Pension and post-retirement benefits

       Under IFRS and US GAAP, significant pension and post-retirement benefit costs and credits are based on actuarial calculations. Inherent in these calculations are assumptions including discount rates, rate of salary increase and expected return on plan assets. Changes in pension and post-retirement costs may occur in the future as a consequence of changes in interest rates, expected return on assets or other assumptions. For a further discussion on the underlying assumptions, see Note 37 to our consolidated financial statements.

       Goodwill

       Under IFRS and US GAAP, we have significant goodwill and other intangible assets. ABN AMRO records all assets and liabilities acquired in purchase acquisitions, including goodwill and other acquired intangibles, at fair value as required. Goodwill is not amortized but is subject, at a minimum, to an annual test for impairment. Other intangible assets are amortized over their estimated useful lives using straight-line and accelerated methods, and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. The initial goodwill and other intangibles recorded and subsequent impairment analysis requires management to make subjective judgments concerning estimates of how the acquired asset will perform in the future using a discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine over an extended timeframe. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions. Impairment is recognized earlier if indications exist and consequent evaluation warrants so.

       Mortgage servicing rights

       Mortgage servicing rights are carried at the lower of initial carrying value, adjusted for amortization, or fair value. Under both IFRS and US GAAP, this includes the basis adjustments arising from fair value hedging. Under IFRS this also includes unamortized deferred realized gains and losses on derivative hedges unwound before 1 January 2004.

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

       For a further discussion on our mortgage servicing rights, see Note 50(h) to our consolidated financial statements, and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Group Asset and Liability Management—Interest rate risk (non-trading)—Interest rate risk associated with our North America residential mortgage business in relation to mortgage servicing rights”.

  A. Operating results

       Constant foreign exchange rates

       Throughout the discussion of the operating results, the financial results and performance compared to the prior period, both in Euros and percentage terms, are given in Euros. We may also, where deemed significant, explain variances in terms of “constant foreign exchange rates” or “local currency”. Both “constant foreign exchange rates”

  and “local currency” exclude the effect of currency translation differences and is a non-GAAP financial measure which, unlike actual growth, cannot be derived directly from the information in the financial statements. “Local currency” performance is measured for single currency volume differences. Management assesses, in part, the underlying performance of our individual businesses by separating foreign exchange translation effects throughout the income statement so as to understand the underlying trend of the business performance. The adjustments relate in particular to the impact of fluctuations in exchange rates used in translating results reported by our business units in North America and Brazil in US$ and Brazilian Real into Euros as well as the various currencies making up Wholesale Clients. Management believes that the exclusion of these items provides a better understanding of the underlying operational performance of our businesses during such periods. Fluctuations in exchange rates are outside of the control or influence of management and may distort the analysis of underlying operating performance of our businesses during the periods under review. External stakeholders, such as business analysts, also use these measures. However, we recognize that these measures should not be used in isolation and, accordingly, we begin with the comparable GAAP actual growth measures that reflect all the factors that affect our business in the reported performance sections of this release.

       We calculate the comparable constant foreign exchange rate performance by multiplying the local currency volumes over the period to be compared with the average monthly exchange rates of the previous period being compared. For example, the volumes of the year ended December 31, 2005 are multiplied by the average monthly exchange rates of 2004 to compare with the results of the 2004 on a constant basis.

       Use of non-GAAP financial measures

       IAS 27 requires the consolidation of private equity investments over which we have control. However, as a practical matter, our private equity business is managed separately from the rest of our banking business and management does not measure the performance of our banking business based on our consolidated results of operations. Our private equity business involves buying equity stakes in unlisted companies over which we can establish influence or control, and managing these shareholdings as an investor for a number of years with a view to selling these with a profit. The companies in which we have these temporary holdings are active in different types of business other than the financial industry. We believe that combining these temporary holdings with our core banking business does not provide a meaningful basis for discussion of our financial condition and results of operations. In the presentation of our “Financial overview”, in order to understand our performance, we have removed the effects of a line–by–line consolidation in the income statement of the private equity holdings of our Business Unit Private Equity and our Business Unit Wholesale Clients. The results excluding the consolidation effect include the “de–consolidated” holdings based on the equity method. Similarly, in the presentation of our consolidated results of operations and in the segment discussion of our Business Units Wholesale Clients and Private Equity, we have removed the effects of consolidation of our private equity holdings from the various line items of the income statement and classified only the net profit of these investments under “Results from financial transactions.” The measures excluding the effects of consolidation of our private equity holdings are non-GAAP financial measures. Our management refers to these non-GAAP financial measures in making operating decisions because the measures provide meaningful supplemental information regarding our operational performance. In addition, these non-GAAP financial measures facilitate management’s internal comparisons to our historical operating results and comparisons to competitors’ operating results. In accordance with applicable rules and regulations, we have presented, and investors are encouraged to review, reconciliations of non-GAAP financial measures to the most comparable GAAP measures, i.e., reconciliations of our results excluding the consolidation effects of our private equity holdings to our results including those effects.

       In addition, throughout the discussion of our consolidated results of operations and our results of operations by Business Unit, we make reference to certain “adjusted” measures of certain line items if specific charges, transactions or events accounted for a large portion of the change in the line item. We provide and discuss these “adjusted” measures, which are non-GAAP financial measures, because we believe the measures provide meaningful supplemental information regarding our operational performance. In addition, these non-GAAP financial measures facilitate comparisons to our historical operating results.

       Financial overview

       The following tables provide an overview of our operating income, operating profit before taxes, and full-time equivalent staff both under IFRS and excluding the consolidation effect of our private equity investments, as well as total assets, Risk-weighted Assets, and offices and branches by Business Unit for the years 2005 and 2004.

	For the year ended December 31,

	IFRS		Consolidation effect(1)		Excluding consolidation effect (non-GAAP measure)(2)

	2005	2004	2005	2004	2005	2004

	Operating income

	(in millions of €)
Consumer & Commercial
Clients	11,720	9,679	0	0	11,720	9,679
Wholesale Clients	5,443	4,702	102	0	5,341	4,702
Private Equity	3,736	3,121	3,286	2,505	450	616
Private Clients	1,225	1,079	0	0	1,225	1,079
Asset Management	712	594	0	0	712	594
Group Functions	379	460	0	0	379	460

Total	23,215	19,635	3,388	2,505	19,827	17,130

	For the year ended December 31,

	IFRS		Consolidation effect(1)		Excluding consolidation effect (non-GAAP measure)(2)

	2005	2004	2005	2004	2005	2004

	Operating profit before taxes

	(in millions of €)
Consumer & Commercial
Clients	3,575	2,285	0	0	3,575	2,285
Wholesale Clients	881	(73)	(2)	0	883	(73)
Private Equity	310	491	24	6	286	485
Private Clients	328	235	0	0	328	235
Asset Management	211	151	0	0	211	151
Group Functions	379	174	0	0	379	174

Total	5,684	3,263	22	6	5,662	3,257

	For the year ended December 31,

	IFRS		Consolidation effect(1)		Excluding consolidation effect (non-GAAP measure)(2)

	2005	2004	2005	2004	2005	2004

	Full-time equivalent employees

Consumer & Commercial
Clients	68,554	70,193	0	0	68,554	70,193
Wholesale Clients	16,488	17,366	0	0	16,488	17,366
Private Equity	27,884	18,053	27,775	17,938	109	115
Private Clients	4,009	3,960	0	0	4,009	3,960
Asset Management	1,655	1,919	0	0	1,655	1,919
Group Functions	6,020	3,867	0	0	6,020	3,867

Total	124,610	115,358	27,775	17,938	96,835	97,420

	At December 31,

	2005	2004	2005	2004

	IFRS Total assets (3)		Risk-weighted Assets (non-GAAP measure)(4)

	(in millions of €)
Consumer & Commercial Clients	260,041	217,524	161,141	145,775
Wholesale Clients	525,203	428,214	77,019	72,777
Private Equity	7,293	4,770	3,028	1,988
Private Clients	16,973	15,355	7,231	6,816
Asset Management	1,199	954	823	1,182
Group Functions	70,095	60,637	8,612	3,084

Total	880,804	727,454	257,854	231,622

	At December 31,

	2005	2004

	Number of offices and branches(5)

Consumer & Commercial Clients	3,366	3,293
Wholesale Clients	189	190
Private Equity	9	9
Private Clients	84	82
Asset Management	33	31
Group Functions	0	0

Total	3,681	3,605

(1)	The consolidation effect is the impact per line item of the private equity investments which are required to be consolidated under IFRS. All results below are explained excluding the consolidation effect. See “Financial Statements 2005 -Accounting policies - Basis of consolidation”.

(2)	See “Item 5 - Financial results – Use of non-GAAP financial measures” for an explanation of our use of non- GAAP financial measures.

(3)	The total assets of the consolidated private equity entities were € 3,477 million for 2005 and € 2,393 million for 2004.

(4)	Risk-weighted Assets are the value of balance sheet assets and off-balance sheet items weighted for risk in accordance with applicable regulatory requirements of the DNB, which do not require consolidation of private equity investments.

(5)	Number of offices and branches: Group total of 3,557 has been adjusted for 2005 (for 2004: 3,498) for double counting of branches and offices that serve more than one Business Unit.

       Executive summary

       We achieved strong results during 2005, driven by organic growth in all our consumer and commercial client businesses. The organic growth reflects the benefits of continuing focus on the good local relationships we have with our clients, supported by our high-quality global product capabilities. These factors, in combination with stable provisions and a lower effective tax rate, enabled us to report a highly satisfactory increase of 13.4% in net profit attributable to our shareholders.

       Full year 2005 performance (compared with full year 2004 and excluding the IFRS consolidation impact of private equity investments) (see “Item 5 – A. Operating results – Use of non-GAAP financial measures”):

    Total operating income is up mainly as a result of organic growth in our mid-market franchises.

    Strong growth in operating result driven by our consumer and commercial client business as well as a strong improvement in Wholesale Clients.

    Credit provisioning has remained relatively stable as the increase in consumer and commercial clients is offset by releases in Wholesale Clients.

    Net operating profit increase as a result of growth in consumer and commercial clients and the improvement in Wholesale Clients.

    Full year dividend is up to € 1.10 per share.

       The improvement in our performance is all the more satisfying as it means we more than made up for the loss of income from LeasePlan, a non-core but very profitable asset sold in 2004. It is also a good indication that our mid-market strategy is now firmly established and delivering results. In terms of the goals we announced for the period from January 1, 2005 to December 31, 2008, we are making substantial progress towards reaching our objectives of an average return on equity of 20% and a top five total return to shareholders position in our self-selected peer group of 20 banks by the end of 2008. We reported an average return on equity for 2005 of 23.5% . While we finished in seventh place in the 2002-2005 cycle, for the total return to shareholders cycle 2005 – 2008 we were in 12th place a the end of 2005. Nevertheless, we continue to seek more untapped potential across the bank. The realignment of our organisational structure with our mid-market strategy, was the next logical step. See “Item 4. Information on the company – B. Business overview – Group strategy.”

       By opening up our Wholesale Clients organisation, we are able to make our high-quality Wholesale Clients products available to all mid-market customers in every region, which should lead to strong organic revenue growth in the coming years.

       The year 2005 has been one of investments, which resulted in significant cost growth. We expect the underlying rate of growth of expenses to be much lower in 2006, which would lead to a further improvement in the efficiency ratio. In line with our strict capital discipline, we will buy back € 600 million in shares during the first half of 2006 and we remain committed to starting the buy back of shares to neutralize the dilutive effect of the stock dividend with effect from the interim dividend 2006. We will also continue to review our activities with a view to more disposals of non-core assets such as Kereskedelmi és Hitelbank Rt. (K&H) and the property finance and development activities of Bouwfonds. Successful execution of these management priorities will create room for additional share buy-backs in the second half of 2006.

       The realisation of these priorities will be facilitated by reaping the benefits of our new organisational structure and governance, which are now aligned with our mid-market strategy and by working as one team across the bank.

       Consolidated Results of Operations

       The following table sets forth selected information pertaining to the Group for the years 2005 and 2004 showing the results both under IFRS and excluding the consolidation effect of our private equity investments.

	For the year ended December 31,

	IFRS		Consolidation effect (1)		Excluding consolidation effect (non-GAAP measure)(2)

	2005	2004	2005	2004	2005	2004

	(in millions of €, except staff, branches and offices and percentages)
Net interest income	9,061	8,796	(280)	(83)	9,341	8,879
Net fee and commission
income	4,746	4,565	0	0	4,746	4,565
Net trading income	2,621	1,309	2	(1)	2,619	1,310
Results from financial
transactions(3)	1,282	908	35	(27)	1,247	935
Share of result in equity
accounted investments	280	206	0	0	280	206
Other operating income	1,588	1,235	(6)	0	1,594	1,235
Income of consolidated private
equity holdings	3,637	2,616	3,637	2,616	0	0

Operating income	23,215	19,635	3,388	2,505	19,827	17,130

	For the year ended December 31,

	IFRS		Consolidation effect (1)		Excluding consolidation effect (non-GAAP measure)(2)

	2005	2004	2005	2004	2005	2004

	(in millions of €, except staff, branches and offices and percentages)
Operating expenses	16,883	15,756	3,366	2,499	13,517	13,257

Operating result	6,332	3,879	22	6	6,310	3,873

Loan impairment and other
credit risk provisions	648	616	0	0	648	616

Operating profit before taxes	5,684	3,263	22	6	5,662	3,257

Income tax expense	1,241	770	22	6	1,219	764

Net operating profit	4,443	2,493	0	0	4,443	2,493
Discontinued operations (net)	0	1,447	0	0	0	1,447
Profit for the year	4,443	3,940	0	0	4,443	3,940

Total assets	880,804	727,454	3,477	2,393	877,327	725,061
Risk-weighted Assets	257,854	231,622	0	0	257,854	231,622
Full-time equivalent staff	124,610	115,358	27,775	17,938	96,835	97,420
Number of branches and offices (4)	3,681	3,605	0	0	3,681	3,605
Efficiency ratio (in %) (5)	72.7%	80.2%	99.4%	99.8%	68.2%	77.4%

(1)	The consolidation effect is the effect per line item of the private equity investments which are required to be consolidated under IFRS. All results below are explained excluding the consolidation effect. See “Financial Statements 2005 - Accounting policies - Basis of consolidation”.

(2)	See “Item 5 – A. Operating results – Use of non-GAAP financial measures” for an explanation of our use of non-GAAP financial measures.

(3)	The consolidation effect includes the reversal of the net operating profit of € 7 million and € 15 million in 2005 and 2004 respectively of the consolidated private equity holdings.

(4)	Number of offices and branches: Group total of 3,557 for 2005 (for 2004: 3,498) has been adjusted for double counting of branches and offices that serve more than one Business Unit.

(5)	Efficiency ratio (in %) is the operating expenses divided by the operating income.

       Profit for the year increased by € 503 million or 12.8% to € 4,443 million. Operating profit before taxes increased by € 2,405 million or 73.8% to € 5,662 million. Operating profit before taxes increased at Consumer & Commercial Clients by € 1,290 million, at Wholesale Clients by € 956 million, at Business Unit Private Clients by € 93 million, at Business Unit Asset Management by € 60 million and at Group Functions by € 205 million and decreased by € 199 million at Business Unit Private Equity.

       Operating income

       Operating income increased by € 2,697 million or 15.7%, driven by strong organic growth in all the consumer and commercial client businesses. Operating income for 2005 included the gain from the sale of Real Seguros (€ 229 million) in Business Unit Brazil, the gain from the sale of Nachenius, Tjeenk & Co (€ 38 million) in Business Unit Private Clients, the gain from the sale of the Bishopsgate office (€ 43 million) in Wholesale Clients and provisions for balance sheet adjustments (minus € 86 million) in Group Functions. Adjusted for these significant items, operating income increased by € 2,473 million or 14.4% .. Nearly all Business Units in Consumer and Commercial Clients showed double-digit revenue growth, with strong performance in Business Unit Brazil (plus € 991 million), Business Unit Netherlands (plus € 395 million), Business Unit North America (plus € 308 million), Bouwfonds (plus € 199 million) and the Business Unit New Growth Markets (plus € 148 million). The increase in operating income in the Business Unit Brazil was due to the gain from the sale of Real Seguros (€ 229 million), the strong growth in the retail loan portfolio and the appreciation of the Brazilian Real. Excluding the gain from the sale of Real Seguros, operating income in Business Unit Brazil would have increased by € 762 million. The increase at Business Unit Netherlands was driven by volume growth in consumer loans and savings, and by higher levels of mortgage prepayment penalties. Operating income at Business Unit North America rose as the result of an increase in commercial banking revenues and lower hedging costs related to the available-for-sale portfolio. Bouwfonds’ operating income increased on the back of further growth in residential mortgage and property finance revenues. Business Unit New Growth Markets’ operating income continued to grow strongly, particularly in Asia, driven by the success of the credit card business and the Van Gogh Preferred Banking activities. In addition, Wholesale Clients delivered strong operating income growth mainly driven by Fixed Income, Futures and FX, in particular in structured derivatives. With the exception of Business Unit Private Equity, all other Business Units reported solid growth, leading to a further improvement in the quality of our income.

       Net interest income

       Net interest income increased by € 462 million or 5.2% to € 9,341 million mainly due to Consumer and Commercial Clients (plus € 1,199 million), with a strong performance from Business Unit Brazil (plus € 657 million), partly offset by Wholesale Clients (minus € 538 million) and Group Functions (minus € 302 million). The increase at Business Unit Brazil was mainly driven by organic growth in the retail loan portfolio. The decrease at Wholesale Clients was mainly due to reclassifications between net interest and net trading income (impact approximately € 550 million) due to the transition to IFRS. This required changes to reporting and data flows that we completed in 2005. For 2004 we are only able to estimate the amount, due to the complexity of the task and the volume of transactions involved. The decrease in Group Functions was mainly due to lower US dollar profit hedge results and lower asset and liability management results. Excluding the reclassification, net interest income increased by € 1,012 million or 11.4% to € 9,891 million.

       Net fee and commission income

       Net fee and commission income increased by € 181 million or 4.0% to € 4,746 million. The two main contributors were Business Unit Private Clients (plus € 50 million) and Business Unit Asset Management (plus € 61 million). The increase at Business Unit Private Clients was mainly due to higher securities income resulting from a substantial number of new product launches. The increase at Business Unit Asset Management resulted from an improved asset mix towards more profitable products and the higher fee levels on existing products.

       Net trading income

       Net trading income increased by € 1,309 million or 99.9% to € 2,619 million, mainly due to Wholesale Clients (plus € 1,225 million) resulting from a reclassification of United Kingdom interest (impact approximately € 550 million). Net trading income included a provision for balance sheet adjustments (minus € 86 million). Excluding these provisions and the reclassification, net trading income increased by € 845 million or 69.5% to € 2,155 million.

       Results from financial transactions

       Results from financial transactions increased by € 312 million or 33.4% to € 1,247 million, mainly due to Business Unit North America (plus € 304 million) and Group Functions (plus € 135 million), partly offset by Business Unit Private Equity (minus € 229 million). The increase at Business Unit North America resulted from lower hedging costs related to the available for sale portfolio.

       Share of result in equity accounted investments

       Share of result in equity accounted investments increased by € 74 million or 35.9% to € 280 million due to increases in all Business Units, except Business Unit Netherlands, Wholesale Clients and Business Unit Private Clients.

       Other operating income

       Other operating income increased by € 359 million or 29.1% to € 1,594 million mainly due to the gain from sale Real Seguros (€ 229 million) in Business Unit Brazil, the gain from sale Nachenius, Tjeenk & Co (€ 38 million) in Business Unit Private Clients and the gain from the sale Bishopsgate office (€ 43 million) in Wholesale Clients. Excluding these gains, other operating income would have increased by € 49 million or 4.0% to € 1,284 million.

       Operating expenses

       Operating expenses, which consist of staff cost, general and administrative expenses and depreciation and amortization expenses, increased by € 260 million or 2.0% to € 13,517 million. The 2005 operating expenses included the release of a healthcare benefit provision (minus € 392 million), an increase in holiday provisions (€ 56 million) and a US regulatory civil penalty (€ 67 million), all in Group Functions. The 2004 results included € 967 million of restructuring charges in various Business Units and the buying-off of the profit sharing agreements under the Dutch collective labor agreement in Group Functions. Excluding these items, operating expenses would have increased € 1,496 million or 12.2% to € 13,786 million. This increase should be seen against the background of the 14.4% growth in operating income (adjusted for the gain from the sale of Real Seguros (€ 229 million) in Business Unit Brazil, the gain from the sale of Nachenius, Tjeenk & Co (€ 38 million) in Business Unit Private Clients, the gain from the sale of the Bishopsgate office (€ 43 million) in Wholesale Clients and a provision for balance sheet adjustments (minus € 86 million) in Group Functions), impacts of foreign exchange fluctuations and incidental items.

       Operating expenses in all Business Units increased, especially in Consumer and Commercial Clients (plus € 582 million). The biggest increase in Consumer and Commercial Clients was in the Business Unit Brazil (plus € 433 million), partly caused by the strengthening of the Brazilian Real, and partly by the effect of the collective labor agreements of September 2004 and September 2005. Expenses in Business Unit Netherlands decreased € 115 million (adjusted for the restructuring charge in 2004, expenses increased € 172 million, partly driven by a new collective labor agreement, and related especially to the buy-out of the profit sharing agreements and the new flexible bonus scheme that replaced it). In addition, we continued to invest in our Asian operations in the Business Unit New Growth Markets, in the form of new branch openings and marketing campaigns. Operating expenses at Business Unit North America went up by € 150 million (adjusted for the restructuring charge in 2004, plus € 211 million) due to increases in personnel expenses, business development expenses and professional fees. The decrease in expenses at Wholesale Clients of € 84 million was actually an increase of € 297 million after adjustment of the restructuring charge in 2004. This was mainly the result of higher information technology expenses on the back of several large development projects (such as Basel II and compliance) and higher bonus accruals. All Business Units were impacted by greater expenditure on compliance, and our total expenditure on compliance in 2005 was approximately € 186 million (against € 58 million in 2004).

       Operating results

       Operating results grew by € 2,437 million or 62.9% to € 6,310 million, mainly driven by increases at Consumer and Commercial Clients (plus € 1,459 million) and Wholesale Clients (plus € 723 million). Adjusted for all the various items discussed in operating income and operating expenses above, operating profit grew by € 977 million or 20.2% to € 5,817 million, mainly driven by increases at Consumer and Commercial Clients (plus € 878 million) and Wholesale Clients (plus € 299 million). The improvement at Consumer and Commercial Clients was driven by growth in our consumer and commercial businesses in all regions. The biggest growth driver was Business Unit Brazil on the back of the strong growth in its loan portfolio. Wholesale Clients’ operating result almost doubled.

       Loan impairment and other credit risk provisions

       Loan impairment and other credit provisions went up by € 32 million or 5.2% to € 648 million. In particular, Wholesale Clients (minus € 233 million) and Business Unit North America (minus € 122 million) benefited from an improvement in the quality of the credit portfolio as well as from releases and recoveries. This was more than offset by increases including those specifically at Business Unit Brazil (plus € 144 million) and Business Unit Netherlands (plus € 104 million), and in the incurred but not identified (IBNI) provisions booked in Group Functions (plus € 72 million). The rise in provisions at Business Unit Brazil should be viewed against the background of strong loan growth. The increase in provisions at Business Unit Netherlands reflected the weak economic environment in the Netherlands and the strong growth in our consumer finance portfolio.

       Loan impairment and other credit risk provisions at Group Functions increased mainly due to the IBNI provisions. These are based on the quarterly review of the quantity and the composition of the overall Group’s loan portfolio and the resulting incurred but not identified loss.

       Income tax expense

       The effective tax rate for the Group was lower in 2005, declining from 23.5% in 2004 to 21.5% in 2005. This was mainly the result of lower effective tax rates at Group Functions and Business Unit Private Equity. Adjusted for the various items as discussed above in operating income and operating expenses, the effective tax rate for the Group declined from 25.5% in 2004 to 23.2% in 2005.

       Discontinued operations (net)

       Discontinued operations (net) of € 1,447 million in 2004 was due to the net profit of LeasePlan (€ 1,208 million) in Group Functions and the contribution of Bank of Asia (€ 239 million) in Business Unit New Growth Markets. Both were sold in 2004.

       Efficiency ratio

       The Group’s efficiency ratio improved from 77.4% in 2004 to 68.2% in 2005. All Business Units improved their efficiency ratios in 2005, with the exception of Business Unit Private Equity and Bouwfonds. Adjusted for the various items as discussed above in operating income and operating expenses, the Group’s efficiency ratio improved from 71.7% to 70.3% in 2005.

  Results of operations by Business Unit

       The following section discusses the results of operations of each Business Unit for years 2005 and 2004. Starting from 2004, the results of our participation in Capitalia and Banca Antonveneta (both in Italy) and Kereskedelmi és Hitelbank Rt. (K&H) in Hungary are reported in Group Functions.

  Consumer & Commercial Clients

       The following table sets forth selected financial information pertaining to Consumer & Commercial Clients for the years 2005 and 2004.

Consumer & Commercial Clients	For the year ended December 31,

	2005	2004

	(in millions of €, except staff, branches and offices and percentages)
Net interest income	8,094	6,895
Net fee and commission income	1,866	1,749
Net trading income	225	150
Results from financial transactions	50	(249)
Share of result in equity accounted investments	145	87
Other operating income	1,340	1,047
Operating income	11,720	9,679

Operating expenses	7,391	6,809

Operating result	4,329	2,870

Loan impairment and other credit risk provisions	754	585

Operating profit before taxes	3,575	2,285

Income tax expense	1,023	677

Net operating profit	2,552	1,608
Discontinued operations (net)	0	239
Profit for the year	2,552	1,847

Total assets	260,041	217,524
Risk-weighted assets	161,141	145,775
Full-time equivalent staff	68,554	70,193
Number of branches and offices	3,366	3,293
Efficiency ratio (in %)	63.1%	70.3%

       Profit for the year increased by € 705 million or 38.2% to € 2,552 million. Operating profit before taxes increased by € 1,290 million or 56.5% to € 3,575 million. Operating profit before taxes at Business Unit Netherlands increased by € 406 million, at Business Unit North America by € 280 million, at Business Unit Brazil by € 414 million, at Business Unit New Growth Markets by € 99 million, and at Bouwfonds by € 91 million.

       The 2004 results were influenced by the restructuring charge (€ 352 million operating expenses) relating to the Group Shared Services reorganisation. The 2005 results were influenced by the sale of Real Seguros (which had an impact of € 229 million on operating income). Adjusted for the restructuring charges and the sale of Real Seguros, operating profit before taxes increased by € 709 million or 26.9%, due to a rise of € 119 million at Business Unit Netherlands, € 219 million at Business Unit North America, € 183 million at Business Unit Brazil, € 97 million at Business Unit New Growth Markets, and € 91 million at Bouwfonds.

       Operating income

       Operating income increased by € 2,041 million or 21.1% to € 11,720 million, with all Business Units showing strong revenue growth. Operating income at Business Unit Netherlands grew by € 395 or 12.0%, mainly due to increased loan and saving volumes on the back of improved client satisfaction, especially among mid-market consumer and commercial clients, driven by better service and product offerings. Business Unit Netherlands’ operating income was also enhanced by an increase in mortgage prepayment penalties. Operating income at Business Unit North America increased by € 308 million or 9.7%, driven by higher commercial banking revenues and lower hedging costs related to the available for sale portfolio. The increase was achieved despite lower mortgage banking revenues. Adjusted for the sale of Real Seguros, Business Unit Brazil’s operating income increased by € 762 million or 38.4% due to strong growth in lending to households and small medium enterprises. Business Unit New Growth Markets’ operating income increased by € 148 million or 26.5%, with an especially strong contribution from Asia due to the continued success of the credit card business and the Van Gogh Preferred Banking activities. The € 199 million or 29.6% increase in Bouwfonds’ operating income was driven by further growth in its residential mortgage portfolio and property finance activities, as well as an increase in mortgage prepayment penalties.

       Net interest income

       Net interest income increased by € 1,199 million or 17.4% to € 8,094 million due to € 277 million of net interest income at Business Unit Netherlands, € 42 million at Business Unit North America, € 657 million at Business Unit Brazil, € 126 million at Business Unit New Growth Markets and € 97 million at Bouwfonds. The increase at Business Unit Netherlands was due to increased loans and saving volumes, the recognition of interest income from previous years and higher mortgage prepayment penalties. The increase at Business Unit Brazil was mainly due to robust organic growth in its retail banking activities.

       Net fee and commission income

       The following table sets forth net fee and commission income for Consumer & Commercial Clients for the years 2005 and 2004.

Consumer & Commercial Clients – Net fees and commissions income	For the year ended December 31,

	2005	2004

	(in millions of €)
Payment services	1,088	1,004
Insurance	119	107
Securities	243	222
Asset Management and trust	230	198

Consumer & Commercial Clients – Net fees and commissions income	For the year ended December 31,

	2005	2004

	(in millions of €)
Guarantees	98	86
Other	88	132

Net fee and commission income	1,866	1,749

       Net fee and commission income increased by € 117 million or 6.7% due to a rise of € 37 million at Business Unit Netherlands, € 33 million at Business Unit North America, € 35 million at Business Unit Brazil and € 20 million at Business Unit New Growth Markets, partly offset by a fall of € 8 million at Bouwfonds.

       Payment services rose by € 84 million mainly owing to a € 35 million increase at Business Unit Brazil and a € 32 million increase at Business Unit New Growth Markets due to credit card growth.

       Asset Management rose by € 32 million, mainly due to Business Unit Netherlands and Business Unit North America.

       Other declined by € 44 million primarily because of a decrease at Business Unit Brazil, due to higher commissions paid to car dealers.

       Net trading income

       The following table sets forth net trading income for Consumer & Commercial Clients for the years 2005 and 2004.

Consumer & Commercial Clients – Net trading income	For the year ended December 31,

	2005	2004

	(in millions of €)
Securities trading	55	68
Foreign exchange dealing	131	101
Derivatives dealing	40	(19)
Other	(1)	0

Net trading income	225	150

       Net trading income increased by € 75 million or 50.0% due to an increase of € 18 million at Business Unit Netherlands, € 53 million at Business Unit Brazil (due to derivatives held for trading) and € 10 million at Business Unit New Growth Markets, partly offset by a € 6 million decrease at Business Unit North America.

       Derivatives dealing rose by € 59 million mainly due to Business Unit Brazil. Foreign exchange dealing increased in all Business Units except Bouwfonds.

        Results from financial transactions

       The following table sets forth the results from financial transactions for Consumer & Commercial Clients for the years 2005 and 2004.

Consumer & Commercial Clients – Results from financial transactions	For the year ended December 31,

	2005	2004

	(in millions of €)

Shares AFS & Participations	33	39
Derivatives	2	4
Other	15	(292)

Results from financial transactions	50	(249)

       Results from financial transactions increased by € 299 million, due to a € 304 million increase at Business Unit North America (in the line Other) resulting from lower hedging costs related to the available for sale portfolio. The fall in hedging costs was due to lower interest rate volatility in 2005 compared to 2004.

        Share of result in equity accounted investments

       Share of result in equity accounted investments rose by € 58 million or 66.7% due to a € 3 million increase at Business Unit North America, € 27 million at Business Unit Brazil (resulting from Visanet and Usiminas), € 29 million at Business Unit New Growth Markets (resulting from Saudi Hollandi Bank) and € 17 million at Bouwfonds, partly offset by an € 18 million decline at Business Unit Netherlands.

        Other operating income

       Other operating income increased by € 293 million or 28.0% . Adjusted for the sale of Real Seguros (€ 229 million), the results increased € 64 million, due to € 82 million at Business Unit Netherlands (resulting from the transfer of Stater from Business Unit New Growth Markets) and € 95 million at Bouwfonds (mainly reflecting higher income from residential property development and the acquisition of MAB), partly offset by decreases of € 68 million at Business Unit North America, € 8 million at Business Unit Brazil and € 37 million at Business Unit New Growth Markets.

        Operating expenses

       The following table sets forth the operating expenses and its components for Consumer & Commercial Clients for the years 2005 and 2004.

Consumer & Commercial Clients – Operating expenses	For the year ended December 31,

	2005	2004

	(in millions of €)
Personnel expenses	3,836	3,474
General and administrative expenses	3,005	2,416
Depreciation and amortization	554	567
Restructuring charge	(4)	352

Operating expenses	7,391	6,809

       Operating expenses increased by € 582 million or 8.5% to € 7,391. The 2004 results are strongly influenced by the restructuring charge (€ 352 million operating expenses) related to the Group Shared Services reorganisation. Adjusted for this charge, operating expenses increased by € 934 million or 14.5%, due to increases of € 172 million or 6.9% at Business Unit Netherlands, € 211 million or 10.4% at Business Unit North America, € 435 million or 33.6% at Business Unit Brazil, € 25 million or 7.3% at Business Unit New Growth Markets, and € 91 million or 31.4% at Bouwfonds.

       The increase at Business Unit Brazil was the result of the appreciation of the Brazilian Real and higher personnel expenses as a result of the collective labor agreements implemented on 1 September 2004 and 2005. At Business Unit North America, costs increased due to higher personnel expenses and bonus accruals and due to general and administrative expenses, including business development expenditure and professional fees. Expenses at Business Unit New Growth Markets increased due to investments in the various businesses in Asia.

        Loan impairment and other credit risk provisions

       Loan impairment and other credit risk provisions rose by € 169 million or 28.9% due to increases of € 104 million at Business Unit Netherlands (due to small and medium-sized enterprises and the consumer loan portfolio), € 144 million at Business Unit Brazil (due to a strong growth in the retail portfolio), € 26 million at Business Unit New Growth Markets, and € 17 million at Bouwfonds. These increases were partly offset by continuing low levels of provisioning in the Business Unit North America, resulting in a fall of € 122 million (lower gross provisioning levels as well as increased recoveries, reflecting the high credit quality of the loan portfolio).

        Discontinued operations (net)

       Discontinued operations decreased by € 239 million. This was due entirely to Business Unit New Growth Markets, and related to the 2004 contribution of Bank of Asia, which was sold in 2004.

        Risk-weighted Assets

       Risk-weighted Assets increased € 15,366 million or 10.5% to € 161,141 million due to a rise of € 12,918 million at Business Unit North America, € 5,471 million at Business Unit Brazil, € 2,058 million at Business Unit New Growth Markets, € 3,163 million at Bouwfonds, partly offset by a € 8,244 million decrease at Business Unit Netherlands. The increase at Business Unit North America was largely due to the foreign exchange impact and the growth of the overall loan portfolio. At Business Unit Brazil, the increase reflects the strong growth in the retail portfolio.

        Efficiency ratio (in %)

       The efficiency ratio improved by 7.2 percentage points to 63.1% . Adjusted for the restructuring charges and the sale of Real Seguros, the efficiency ratio improved by 2.4 percentage points from 66.7% in 2004 to 64.3% in 2005.

       Set out below is a discussion of selected financial information for the Business Units of Consumer & Commercial Clients.

     Business Unit Netherlands

       The following table sets forth selected information relating to Business Unit Netherlands for the years 2005 and 2004.

Consumer & Commercial Clients – Business Unit Netherlands	For the year ended December 31,

	2005	2004

	(in millions of €, except staff, branches and offices and percentages)

Net interest income	2,785	2,508
Net fee and commission income	668	631
Net trading income	54	36
Results from financial transactions	0	1
Share of result in equity accounted investments	14	32
Other operating income	163	81

Operating income	3,684	3,289

Operating expenses	2,675	2,790

Operating result	1,009	499

Consumer & Commercial Clients – Business Unit Netherlands	For the year ended December 31,

	2005	2004

Loan impairment and other credit risk provisions	277	173

Operating profit before taxes	732	326

Income tax expense	223	96

Net operating profit	509	230
Profit for the year	509	230

Total assets	95,272	86,602
Risk-weighted assets	47,279	55,523
Full-time equivalent staff	18,989	19,846
Number of branches and offices	639	662
Efficiency ratio (in %)	72.6%	84.8%

       From 1 January 2005, 60% of the mortgage administration unit Stater, which in 2004 was previously reported under Business Unit New Growth Markets, has been transferred to Business Unit Netherlands. For the year 2004, the impact on operating income amounted to € 74 million and on operating expenses € 72 million.

       Profit for the period increased by € 279 million or 121.3% to € 509 million. The results for 2004 were influenced by a restructuring charge (€ 287 million operating expenses and € 99 million income tax expense) for the Group Shared Services reorganisation. Adjusted for this charge, the profit for the period increased by € 91 million or 21.8% .

        Operating income

       Operating income grew by € 395 million or 12.0% to € 3,684 million as the Business Unit Netherlands continued to benefit from the implementation of its strategy to become the primary bank for all its customers. Its continued improvements in service and product offerings led to much higher client satisfaction levels, especially for mid-market clients such as preferred banking customers, medium-sized enterprises and corporate clients. As a result, the Business Unit Netherlands grew its mid-market client base and sold more products to these clients. In addition, it was able to gain market share in loans, savings, and life insurance products.

       Effective from 1 January 2006, the residential mortgage activities of Bouwfonds have been transferred to Business Unit Netherlands, thereby centralising all Dutch mortgage activities in Business Unit Netherlands.

        Net interest income

       Net interest income increased by € 277 million or 11.0% to € 2,785 million, mainly driven by increased loan and saving volumes and higher mortgage prepayment penalties. Mortgage prepayment penalties in 2005 amounted to € 179 million compared to € 72 million a year earlier. This is a reflection of the high levels of mortgage re-financing in the Netherlands. Prepayment penalties are unlikely to remain at these high levels in 2006, as long-term interest rates are expected to at least remain stable. The negative future impact of the high level of prepayments has been partly neutralized by steering actions in order to protect future net interest income. These steering actions had a short-term negative effect on net interest income, which partly offset the rise in income for prepayment penalties in 2005. Steering actions include mainly the unwinding of swap transactions and the entering into new ones. In 2006, we will continue our policy of (partly) neutralising the effect of prepayments on future income.

        Net fee and commission income

       Net fee and commission income increased by € 37 million or 5.9% to € 668 million, reflecting an increase across almost all commission segments. However, commissions on securities grew particularly strong as a result of the better stock market climate.

        Net trading income

       Net trading income increased by € 18 million to € 54 million due to higher fees on the sale of derivatives. This is a reflection of the success of the regional treasury desk, which combines Business Unit Netherlands’ strong regional relationships with its mid-market corporate clients and the product expertise from Wholesale Clients.

        Share of result in equity accounted investments

         Share of result in equity accounted investments decreased by € 18 million or 56.3% .

        Other operating income

       Other operating income increased by € 82 million or 101.2% to € 163 million, an increase that was fully due to the transfer of Stater from Business Unit New Growth Markets. Stater’s 2004 operating income was € 74 million.

        Operating expenses

       Operating expenses decreased by € 115 million or 4.1% to € 2,675 million. Adjusted for the 2004 restructuring charge (€ 287 million) for the Global Shared Service reorganisation, operating expenses increased by € 172 million or 6.9%, partly due to the transfer of Stater (€ 72 million in operating expenses in 2004). Personnel expenses increased by € 46 million or 3.4% due to the transfer of Stater mentioned above, and to compensation paid to staff for the termination of the profit-sharing arrangements. It was agreed in the new Collective Labor Agreement that staff would be compensated in 2005 and 2006 for 3.5 years of profit sharing in total. The compensation for 2005 was taken as a one-off charge at the end of 2004 (in Group Functions). The costs related to this compensation or buy-off in 2006 were accrued over 2005 (in Business Unit Netherlands).

       General and administrative expenses increased by € 196 million or 25.3% due to the transfer of Stater (impact € 39 million) and higher commercial expenses and costs related to Sarbanes-Oxley, Basel II and compliance.

       Depreciation and amortization decreased by € 55 million or 15.2% as a result of lower investment in hardware by information technology and facility management services and due to the impairment review in 2004.

        Loan impairment and other credit risk provisions

       Loan impairment and other credit risk provisions increased by € 104 million or 60.1% to € 277 million, mainly in small and medium-sized enterprises and the consumer loan portfolio. This is a reflection of the weak economic environment in the Netherlands, continued expansion in the total loan volume and higher than average growth in our consumer finance portfolio. Provisioning for the mortgage portfolio remained relatively stable.

        Income tax expense

         Income tax expense increased € 127 million to € 223 million due to higher operating profit before taxes.

        Risk-weighted Assets

       Risk-weighted Assets decreased € 8,244 million or 14.8% to € 47,279 million due to securitization programmes at the end of year 2005 and an increase in loans to commercial enterprises and private persons.

        Full-time equivalent staff

       Full-time equivalent staff decreased by 857, mainly due to the outsourcing of information technology services and the transfer of transaction banking and facility management services to other Business Units. These reductions were partly offset by increases due to the transfer of Stater to Business Unit Netherlands.

        Efficiency ratio (in %)

       Adjusted for the restructuring charges in 2004 as discussed above, the efficiency ratio improved by 3.5 percentage points to 72.6%

  Business Unit North America

       The following table sets forth selected information relating to the Business Unit North America for the years 2005 and 2004.

Consumer & Commercial Clients – Business Unit North America	For the year ended December 31,

	2005	2004

	(in millions of €, except staff, branches and offices and percentages)

Net interest income	2,269	2,227
Net fee and commission income	643	610
Net trading income	94	100
Results from financial transactions	43	(261)
Share of result in equity accounted investments	4	1
Other operating income	430	498

Operating income	3,483	3,175

Operating expenses	2,236	2,086

Operating result	1,247	1,089

Loan impairment and other credit risk provisions	21	143

Operating profit before taxes	1,226	946

Income tax expense	355	274

Net operating profit	871	672
Profit for the year	871	672

Total assets	90,021	73,340
Risk-weighted assets	66,743	53,825
Full-time equivalent staff	16,044	17,159
Number of branches and offices	434	428
Efficiency ratio (in %)	64.2%	65.7%

       Profit for the year increased by € 199 million or 29.6% to € 871 million. At constant foreign exchange rates, the increase was 29.2% . The comparison to 2004 is influenced by a restructuring charge (€ 61 million in operating expenses and € 21 million in taxes) for the Group Shared Services reorganisation which occurred in 2004. Adjusted for this charge, the profit for the period increased by € 159 million or 22.3% . At constant foreign exchange rates, the increase was 21.9% .

        Operating income

       Operating income grew by € 308 million or 9.7% to € 3,483 million. At constant foreign exchange rates, the increase was 8.7%, driven by higher commercial banking revenues and lower hedging costs related to the available for sale portfolio.

        Net interest income

       Net interest income increased by € 42 million or 1.9% to € 2,269. At constant foreign exchange rates, the increase was 1.0% due to solid commercial loan growth and higher deposit spreads. These more than offset the impact of the flattening yield curve and margin pressure in commercial lending due to increased competition.

        Net fee and commission income

       Net fee and commission income increased by € 33 million or 5.4% to € 643 million. At constant foreign exchange rates, the increase was 4.4% . The number of Personal and Small Business checking accounts increased with more than 27,000, which led to higher checking-related and trustee-related fees.

       Net trading income

       Net trading income decreased by € 6 million or 6.0% to € 94 million. At constant foreign exchange rates, the decrease was 7.4% due to the continued pressure on spreads resulting from the flattening yield curve, affecting securities trading income.

        Results from financial transactions

       Results from financial transactions increased by € 304 million due to lower hedging costs and higher gains from investment securities. Our hedging costs, related to the available for sale portfolio, were significantly lower due to lower volatility in interest rates in 2005.

       Other operating income

       Other operating income decreased by € 68 million or 13.7% to € 430 million. At constant foreign exchange rates, the decrease was 15.7% . This was primarily the result of an 11.1% decline in mortgage banking income (from € 234 million in 2004 to € 208 million in 2005). Loan servicing income and related fees increased € 1 million to € 485 million. Net origination and sale income decreased € 53 million to € 30 million. Amortisation of mortgage servicing rights increased € 29 million to minus € 214 million and net servicing hedge gains decreased € 3 million to minus € 93 million. A drop in origination income resulted from a contraction in refinancing activity and the market shift to non-traditional products such as option adjusted rate mortgages, which Business Unit North America decided not to offer. As a consequence, origination volumes declined by 6.8% to US$ 47 billion. At the same time, origination margins on conforming products declined significantly as a result of increased competitive pressure.

       Operating expenses

       Operating expenses increased by € 150 million or 7.2% to € 2,236 million. Adjusted for the 2004 restructuring charge (€ 61 million) for the Global Shared Service reorganisation, operating expenses increased € 211 million or 10.4% . At constant foreign exchange rates, the increase was 8.9% . Operating expenses were impacted by incidental costs in 2005: higher start-up costs of Group projects related to compliance, human resources and information technology.

       Personnel expenses increased by € 71 million or 6.3% . At constant foreign exchange rates, the increase was 5.0% mainly due to higher bonus accruals, in line with the higher results.

       General and administrative expenses increased by € 123 million or 15.7% . At constant foreign exchange rates, the increase was 13.8%, resulting from additional marketing and business development expenses (due to an increasingly competitive environment) and professional fees.

       Loan impairment and other credit risk provisions

       Loan impairment and other credit risk provisions decreased by € 122 million or 85.3% to € 21 million. At constant foreign exchange rates, the decrease was 85.7% . Provisioning fell from 25 basis points of average Risk-weighted Assets to 3 basis points. This decrease was due to lower gross provisioning levels as well as increased recoveries, reflecting the improving credit quality of the loan portfolio. The decline in the ratio of non-accrual loans to total loans to 0.83% in 2005 from 1.02% in 2004 was further evidence of the significant improvement in credit quality. Total non-performing loans at Business Unit North America decreased by 26% in 2005 compared to 2004.

       Income tax expense

       Income tax expense increased € 81 million to € 355 million due to higher operating profit before taxes.

       Risk-weighted Assets

       Risk-weighted Assets increased by € 12,918 million or 24.0% . This increase was largely due to the forex impact (€ 8,810 million) and the growth in the overall commercial loan portfolio.

       Full-time equivalent staff

       The number of full-time equivalent staff decreased by 1,115 following the reduction in mortgage volume and further efficiencies in retail activities.

       Efficiency ratio (in %)

       Adjusted for the 2004 restructuring charge for Group Shared Services reorganisation, the efficiency ratio remained almost stable year-on-year at 64.2% in 2005, compared to 63.8% in 2004.

     Business Unit Brazil

       The following table sets forth selected information pertaining to the Business Unit Brazil for the years 2005 and 2004.

Consumer & Commercial Clients – Business Unit Brazil	For the year ended December 31,

	2005	2004

	(in millions of €, except staff, branches and offices and percentages)

Net interest income	2,164	1,507
Net fee and commission income	352	317
Net trading income	52	(1)
Results from financial transactions	0	2
Share of result in equity accounted investments	37	10
Other operating income	370	149

Operating income	2,975	1,984

Operating expenses	1,730	1,297

Operating result	1,245	687

Loan impairment and other credit risk provisions	363	219

Operating profit before taxes	882	468

Income tax expense	238	167

Net operating profit	644	301
Profit for the year	644	301

Total assets	23,663	13,987
Risk-weighted assets	14,742	9,271
Full-time equivalent staff	25,912	26,800
Number of branches and offices	2,106	2,057
Efficiency ratio (in %)	58.2%	65.4%

       Profit for the period increased by € 343 million or 114.0% . At constant foreign exchange rates, the increase was 100.7% . The results include the book profit on the sale of 50% of Real Seguros (€ 229 million operating income and € 196 million profit for the year) in the third quarter of 2005. Business Unit Brazil will leverage its advantage as a distribution channel for insurance products to clients, while securing access to prime insurance capabilities. Adjusted for the sale of Real Seguros, profit for the period increased by € 147 million or 48.8% . The Brazilian Real appreciated by 22.6% on average compared to the euro (comparing the average rate in 2005 with the average rate in 2004).

       Operating income

       Operating income increased by € 991 million or 49.9% to € 2,975 million. At constant foreign exchange rates, the increase was 24.9% . Adjusted for the sale of Real Seguros, operating income improved by € 762 million or 38.4% . At constant foreign exchange rates the increase was 13.4%, driven by strong growth in retail banking revenues.

        Net interest income

       Net interest income increased by € 657 million or 43.6% to € 2,164 million. At constant foreign exchange rates, the increase was 16.7%, mainly driven by robust organic growth in retail banking activities. The retail banking activities expanded by 16.0% fuelled by an 31.4% increase of the retail loan portfolio. Lending to households, accounting for 53.8% of the portfolio, increased by 35.1% driven by strong growth in personal loans and overdrafts. Lending to small and medium-sized enterprises grew by 27.3% on the back of increased account receivables financing and working capital needs. The average spread of the retail loan portfolio remained virtually unchanged.

        Net fee and commission income

       Net fee and commission income increased by € 35 million or 11.0% to € 352 million. At constant foreign exchange rates, the net fee and commission income decreased 12.3%, mainly due to payment services (retail banking) and higher commissions paid to car dealers resulting from higher volume in car loans.

        Net trading income

       Trading income increased by € 53 million to € 52 million due to higher overall results from foreign exchange dealing and derivatives held for trading.

        Share of result in equity accounted investments

       Share of result in equity accounted investments increased by € 27 million to € 37 million, mainly due to our Visanet and Usiminas investments.

        Other operating income

       Other operating income increased by € 221 million to € 370 million due to the inclusion of the results of the gross gain of € 229 million on the sale of Real Seguros.

        Operating expenses

       Operating expenses increased by € 433 million or 33.4% to € 1,730 million. At constant foreign exchange rates, the increase was 9.5% . Expenses were also impacted by Brazilian Real 101 million (approximately € 37 million) of incidental expenses in the last quarter of 2005, mainly related to settlement of pension fund obligations relating to the one-time bonus element of collective labor agreements of previous years, as well as information technology expenses. Adjusted for these items, the increase in operating expenses at constant foreign exchange rates was 7.3%, reflecting ongoing cost control (growing at a lower rate than operating income) as well as the synergy benefits related to the integration of Banco Sudameris.

       Personnel expenses increased by € 217 million or 31.7% . At constant foreign exchange rates, the increase was 7.5%, mainly as a result of the new Collective Labor Agreement and an increase in bonus accruals.

       General and administrative expenses increased by € 180 million or 32.7% . At constant foreign exchange rates, the increase was 9.4%, resulting from new marketing and current account acquisition campaigns.

        Loan impairment and other credit risk provisions

       Loan impairment and other credit risk provisions on loan losses increased by € 144 million or 65.8% to € 363 million. At constant foreign exchange rates the increase was 33.2% . Provisioning increased to 303 basis points of average risk-weighted assets compared with 257 basis points in 2004 reflecting the strong growth in the retail portfolio which has a relatively higher risk.

        Risk-weighted Assets

       Risk-weighted Assets increased € 5,471 million or 59.0% to € 14,742 million due to the forex impact (€ 3,547 million) and the strong growth in the retail loan portfolio.

        Income tax expense

       The overall effective tax rate for the year 2005 fell by 8.7% points to 27.0% mainly as the result of tax credit in the fourth quarter 2005. The further appreciation of the Brazilian Real against the US dollar in 2005 led to a hedge-related tax charge of € 39 million, compared with a hedge-related tax charge of € 24 million in 2004.

        Full-time equivalent staff

       Full-time equivalent staff decreased by 888 mainly due to the outsourcing of information technology.

        Efficiency ratio (in %)

       The efficiency ratio improved by 7.2 percentage points. Adjusted for the sale of Real Seguros, the efficiency ratio improved by 2.4 percentage points to 63.0% .

     Business Unit New Growth Markets

       The following table sets forth selected information pertaining to the Business Unit New Growth Markets for the years 2005 and 2004.

Consumer & Commercial Clients – Business Unit New Growth Markets	For the year ended December 31,

	2005	2004

	(in millions of €, except staff, branches and offices and percentages)
Net interest income	363	237
Net fee and commission income	193	173
Net trading income	25	15
Results from financial transactions	6	6
Share of result in equity accounted investments	73	44
Other operating income	47	84

Operating income	707	559

Operating expenses	369	346

Operating result	338	213

Loan impairment and other credit risk provisions	67	41

Operating profit before taxes	271	172

Income tax expense	58	33

Net operating profit	213	139
Discontinued operations (net)	0	239
Profit for the year	213	378

Total assets	7,753	5,344
Risk-weighted assets	6,461	4,403
Full-time equivalent staff	5,599	4,616
Number of branches and offices	143	112
Efficiency ratio (in %)	52.2%	61.9%

       As from 1 January 2005, 60% of the mortgage administration unit Stater, which was previously reported under Business Unit New Growth Market, has been transferred to Business Unit Netherlands. For the year 2004, the impact on operating income amounted to a decrease of € 74 million and on operating expenses to a decrease of € 72 million.

       Profit for the year decreased by € 165 million or 43.7% to € 213 million. Discontinued operations in 2004 related to the contribution of Bank of Asia which was sold in 2004. Net operating profit increased by € 74 million or 53.2% to € 213 million.

       Operating income

       Operating income increased by € 148 million or 26.5% to € 707 million, despite the negative impact on reported numbers resulting from the transfer of Stater to the Business Unit Netherlands. Adjusted for this transfer, operating income increased by € 222 million or 45.8%, largely due to continued strong growth in Asia. Income from the activities in Asia increased by 41.0% due to the success of the credit card business and the Van Gogh Preferred Banking activities (a relationship banking approach for mass affluent clients serviced through a dedicated point of contact). The number of credit cards in Asia increased by 48% to 2.4 million and the number of customers in Asia increased by 36% to 2.8 million.

       Net interest income

       Net interest income increased by € 126 million or 53.2% to € 363 million reflecting the increase in credit card lending, consumer finance and savings accounts, in combination with a year-to-date reclassification from net fee and commission income to net interest income in 2005. This reclassification was related to credit card lending fees.

       Net fee and commission income

       Net fees and commissions income increased by € 20 million or 11.6% to € 193 million. This increase was mainly due to payment services following the growth in the credit card business, partly offset by the reclassification of credit card lending fees from net fees and commissions income to net interest income in 2005.

       Net trading income

       Net trading income increased by € 10 million or 66.7% to € 25 million mainly due to higher volumes of securities trading and foreign exchange dealing resulting from an improved market environment.

       Results from financial transactions

       Results from financial transactions remained stable year over year (€ 6 million in both years).

       Share of result in equity accounted investments

       Share of result in equity accounted investments increased by € 29 million or 65.9% to € 73 million due to the contribution from our participation (40%) in Saudi Hollandi Bank, reflecting a strong market position in a booming economy in Saudi Arabia.

       Other operating income

       Other operating income decreased by € 37 million or minus 44.0% to € 47 million due to the transfer of Stater to Business Unit Netherlands (in 2004, the impact on operating income was a decrease of € 74 million). Adjusted for the impact of Stater, other operating income increased by € 37 million.

       Operating expenses

       Operating expenses increased by € 23 million or 6.6% to € 369 million. In 2004, the impact of Stater on operating expenses was € 72 million. Adjusted for this impact, operating expenses increased by € 95 million or 34.7% in 2005 due to continued investments in the various businesses in Asia including the launch of new products, opening of new branches and intensive marketing campaigns. In 2005, 14 branches were opened, bringing the total in Asia to 67, of which 23 are located in India. The total number of full-time equivalents in Asia increased by 35% to 5,224. We expect these investments to continue in the coming years, and they should be viewed against the background of the strong revenue growth in Asia.

       Loan impairment and other credit risk provisions

       Loan impairment and other credit risk provisions increased by € 26 million or 63.4% to € 67 million, reflecting the growth of the loan portfolio and higher credit card outstandings.

        Discontinued operations (net)

       Income from discontinued operations (net) is related to the contribution of Bank of Asia in 2004 which was sold in 2004.

       Risk-weighted Assets

       Risk-weighted Assets increased € 2,058 million to € 6,461 million due to a higher level of credit card lending, consumer finance, deposits & saving accounts and sale of investment products.

       Efficiency ratio (in %)

       Adjusted for Stater in 2004, the efficiency ratio improved by 4.3 percentage points to 52.2% .

    Bouwfonds

       The following table sets forth selected information pertaining to Bouwfonds for the years 2005 and 2004.

Consumer & Commercial Clients – Bouwfonds	For the year ended December 31,

	2005	2004

	(in millions of €, except staff, branches and offices and percentages)

Net interest income	513	416
Net fee and commission income	10	18
Results from financial transactions	1	3
Share of result in equity accounted investments	17	0
Other operating income	330	235

Operating income	871	672

Operating expenses	381	290

Operating result	490	382

Loan impairment and other credit risk provisions	26	9

Operating profit before taxes	464	373

Income tax expense	149	107

Net operating profit	315	266
Discontinued operations (net)	0	0
Profit for the year	315	266

Total assets	43,332	38,251
Risk-weighted assets	25,916	22,753
Full-time equivalent staff	2,010	1,772
Number of branches and offices	44	34
Efficiency ratio (in %)	43.7%	43.2%

       Profit for the year increased by € 49 million or 18.4% to € 315 million.

       Effective from 1 January 2006, the residential mortgage activities of Bouwfonds have been transferred to Business Unit Netherlands, thereby centralising all Dutch mortgage activities in Business Unit Netherlands.

       On December 14, 2005, we announced our intention to sell the property and development activities of Bouwfonds. These activities do not align with our mid-market strategy and are therefore considered a non-core activity.

        Operating income

       Operating income increased by € 199 million or 29.6% to € 871 million as Bouwfonds continued its strong performance, driven by good results in all its businesses.

       Net interest income

       Net interest income increased by € 97 million or 23.3% to € 513 million, driven by further growth in the residential mortgage portfolio and property finance activities as well as higher mortgage prepayment penalties. Prepayment penalties rose by € 49 million in 2004 to € 93 million in 2005. In 2005, life insurance direct costs were reclassified from net fee and commission income to net interest income.

       Net fee and commission income

        As a result of the reclassification mentioned above, net fee and commission income decreased by € 8 million.

       Share of result in equity accounted investments

       Share of result in equity accounted investments increased by € 17 million due to the results of Business Unit Asset Management’s participations in the US and to the sale of a 50% share in Dynamic ABC Vastgoedmanagers BV in June 2005.

       Other operating income

       Other operating income increased by € 95 million or 40.4% to € 330 million, mainly reflecting higher income from residential property development and the acquisition of MAB (a specialised commercial project development company acquired late 2004). In the Netherlands, the market for residential property remained favourable due to the low interest rate environment. As a result, the number of homes sold and under construction was higher, leading to improved results. This improvement was partly offset by lower income from commercial property development, reflecting the relatively low level of new projects in the Dutch office real estate market.

       Operating expenses

       Operating expenses increased by € 91 million or 31.4% to € 381 million. The increase was driven by a € 42 million or 26.1% increase in personnel expenses and a € 54 million or 48.2% increase in general and administrative expenses, partly offset by a decrease in depreciations and amortizations of € 5 million or 29.4% . Increases in personnel expenses and performance bonuses were due to the organic expansion of the business, and to the acquisition of MAB and the Staal Bankiers portfolio in the second half of 2004. A further factor affecting personnel expenses was the accelerated exercise of employee stock options, in anticipation of the transfer of the residential mortgage business to Business Unit Netherlands from 2006. The increase in general and administrative expenses is not only due to growth in the business, but also partly due to restructuring costs incurred in relation to the transfer. Lower depreciation and amortization charges reflected a one-off impairment loss for the Profis software system in July 2004.

       Loan impairment and other credit risk provisions

       Loan impairment and other credit risk provisions for loan losses increased by € 17 million to € 26 million as a result of provisions in the non-Dutch portfolio and an increase in the residential mortgage portfolio.

       Income tax expense

       Income tax expense increased by € 42 million or 39.3% to € 149 million. The overall effective tax rate for the year increased from 28.7% in 2004 to 32.1% in 2005 due to incidental tax benefits in 2004 in Germany and Belgium.

       Risk-weighted Assets

       Risk-weighted Assets increased € 3,163 million to € 25,916 million due to mainly further growth in the residential mortgage portfolio and the property finance portfolio.

       Efficiency ratio (in %)

        The efficiency ratio deteriorated by 0.5 percentage points to 43.7% .

  Wholesale Clients

       The following table sets forth selected information pertaining to Wholesale Clients for the years 2005 and 2004.

Wholesale Clients	IFRS		Consolidation effect (1)		Excluding consolidation effect (non-GAAP measure) (2)

	2005	2004	2005	2004	2005	2004

	(in millions of €, except staff, branches and offices and percentages)

Net interest income	989	1,599	72	0	1,061	1,599
Net fee and commission income	1,718	1,728	0	0	1,718	1,728
Net trading income	2,363	1,138	0	0	2,363	1,138
Results from financial transactions(3)	142	41	(46)	0	96	41
Share of result in equity accounted
investments	2	83	0	0	2	83
Other operating income	101	113	0	0	101	113
Income of consolidated private equity
holdings	128	0	(128)	0	0	0

Operating income	5,443	4,702	(102)	0	5,341	4,702

Operating expenses	4,803	4,783	(104)	0	4,699	4,783

Operating result	640	(81)	2	0	642	(81)

Loan impairment and other credit risk
provisions	(241)	(8)	0	0	(241)	(8)

Operating profit before taxes	881	(73)	2	0	883	(73)

Income tax expense	176	(72)	2	0	178	(72)

Net operating profit	705	(1)	0	0	705	(1)
Discontinued operations (net)	0	0	0	0	0	1
Profit for the year	705	(1)	0	0	705	0

Total assets	525,203	428,214	0	0	525,203	428,214
Risk-weighted assets	77,019	72,777	0	0	77,019	72,777
Full-time equivalent staff	16,488	17,366	0	0	16,488	17,366
Number of branches and offices	189	190	0	0	189	190
Efficiency ratio (in %)	88.2%	101.7%	102.0%		88.0%	101.7%

(1)	The consolidation effect is the effect per line item of the investments which are required to be consolidated under IFRS. All results below are explained excluding the consolidation effect. See “Financial Statements 2005 - Accounting policies - Basis of consolidation”.

(2)	See “Item 5 – A. Operating results – Use of non-GAAP financial measures” for an explanation of our use of non-GAAP financial measures.

(3)	The consolidation effect includes the reversal of the net operating profit of € 0 million in 2005 of the consolidated private equity holdings.

       One of our private equity holdings (Priory) was consolidated under Wholesale Clients since this is a short term investment and not a long term investment of 3 to 5 years.

       Profit for the year increased by € 705 million to € 705 million. The 2004 results were strongly influenced by restructuring charges (€ 381 million in operating expenses and € 110 million in income tax expense) for both

  Wholesale Clients and Group Shared Services reorganisations. Adjusted for the restructuring charge in 2004, the profit for the period increased by € 434 million or 160.1%.

        Operating income

        Operating income increased by € 639 million or 13.6% to € 5,341 million.

       The operating income lines net interest income and net trading income should be viewed together, as income in the United Kingdom has been reclassified (due to changes in the accounting treatment of interest disclosure for bond coupons) between these revenue lines.

        Net interest income

       Net interest income decreased by € 538 million or 33.6% to € 1,061 million, mainly due to a reclassification (impact approximately € 550 million) between net interest income and net trading income as a result of our adoption of IFRS. In addition, the interest margins in financial markets were under pressure. The decrease was partly offset by higher cash balances which improved the interest volume for cash flow advisory and by write-backs of previous provisions for clients of credit portfolio management.

        Net fee and commission income

       The following table set forth the net fee and commission income for Wholesale Clients for the years 2005 and 2004.

Wholesale Clients – Net fee and commission income	For the year ended December 31,

	2005	2004

	(in millions of €)

Payment services	288	283
Securities	681	715
Asset Management and trust	7	32
Guarantees	105	120
Commissions on loans	164	151
Mediation commission	0	20
Advisory fees	344	300
Sundries other	155	138
Commissions paid to 3rd parties	(11)	(19)
Expenses forex dealings	(15)	(12)

Net fee and commission income	1,718	1,728

       Net fee and commission income decreased by € 10 million or 0.6% to € 1,718 million mainly due to the sale of the domestic custody and professional brokerage business in 2004. We experienced growth in various parts of the business, such as cash flow advisory, equity capital markets and mergers and acquisitions.

       Net trading income

       The following table sets forth the net trading income for Wholesale Clients for the years 2005 and 2004.

Wholesale Clients – Net trading income	For the year ended December 31,

	2005	2004

	(in millions of €)

Securities trading	992	95
Foreign exchange dealing	460	540
Derivatives dealing	844	443
Other	67	60

Net trading income	2,363	1,138

       Net trading income increased by € 1,225 million or 107.6% to € 2,363 million partly due to the reclassification between net interest income and net trading income (impact approximately € 550 million).

       Securities trading increased strongly due to the reclassification as mentioned above and due to higher volumes resulting from improved equity markets.

        Foreign exchange dealing profits decreased due to lower results in proprietary trading.

       Wholesale Clients invested significantly in building up its derivatives business during 2005. We established a Structured Derivatives unit that focused on delivering a step change in revenues through the development of innovative structured products.

       Derivatives trading results increased mainly due to higher volumes in equity derivatives and retail trading and restructuring.

        Results from financial transactions

       The following table sets forth the results from financial transactions for Wholesale Clients for the years 2005 and 2004.

	Excluding consolidation effect (non-GAAP measure)(1)

Wholesale Clients – Results from financial transactions	For the year ended December 31,

	2005	2004

	(in millions of €)
Shares AFS & Participations	75	55
Derivatives	40	(58)
Debt instruments	32	12
Other	(51)	32

Results from financial transactions	96	41

(1)	See “Item 5 – A. Operating results – Use of non-GAAP financial measures” for an explanation of our use of non-GAAP financial measures. For a reconciliation of total Results from financial transactions to the result including the consolidation effect of our private equity holdings, see the table with selected information on Wholesale Clients above.

       Results from financial transactions increased by € 55 million or 134.1% to € 96 million.

       Under IFRS, in any “combined” product, the profit is deferred to the balance sheet and amortized over the life of the product. This bifurcation had a negative impact on derivatives in 2004 and resulted in releases on derivatives in 2005.

       Share of result in equity accounted investments

       Share of result in equity accounted investments in 2004 included the result from the sale of shares in the Thai brokerage operation.

        Other operating income

       Other operating income in 2005 included the gain on the sale of the Bishopsgate office (€ 43 million) and, in 2004, the sale of the professional brokerage and domestic custody business (€ 46 million).

        Operating expenses

       The following table sets out the operating expenses and its components for Wholesale Clients for the years 2005 and 2004.

Wholesale Clients – Other operating expenses	For the year ended December 31,

	2005	2004

	(in millions of €)
Personnel expenses	2,377	2,295
General and administrative expenses	2,134	1,871
Depreciation and amortization	190	236
Restructuring charge	(2)	381

Operating expenses	4,699	4,783

       Operating expenses decreased by € 84 million or 1.8% to € 4,699 million. Adjusted for the 2004 restructuring charge (€ 381 million) for both Wholesale Clients and Global Shared Service reorganisation, operating expenses increased by € 297 million or 6.7% .

       Personnel expenses increased by € 82 million or 3.6%, mainly due to higher incentive accruals. General and administrative expenses increased by € 263 million or 14.0% and depreciation and amortization decreased by € 46 million or 19.5% . General and administrative expenses increased mainly due expenses related to a number of projects like Sarbanes-Oxley, Basel II and compliance. Depreciation and amortization decreased as a result of the outsourcing of information technology activities. In 2005, the depreciation and amortization charges were recorded as a service fee under general and administrative expenses.

        Loan impairment and other credit risk provisions

       Loan impairment and other credit risk provisions for loan losses decreased by € 233 million to minus € 241 million due substantial releases in the telecom and energy portfolios.

        Risk-weighted Assets

       Risk-weighted Assets increased € 4,242 million to € 77,019 million as the foreign currency impact of € 6,400 million more than offset the decline in Risk-weighted Assets.

        Efficiency ratio (in %)

       The efficiency ratio improved by 13.7 percentage points to 88.0% .

  Business Unit Private Equity

       The business model of Business Unit Private Equity involves the buying of equity stakes in unlisted companies over which it can establish influence or control, and then managing these shareholdings for a number of years with a view to selling these at a profit.

       In the second quarter 2005 major new Buy-out investments were FlexLink (Sweden, engineering), Strix (UK, engineering), Fortex (Netherlands, support services), Loparex (Finland, industrial products) and Everod (Australia, medical services). Major divestments were Handicare (Norway, medical equipment) and MobilTel (Bulgaria, Communications). In the third quarter 2005 major new Buy-out investments were Bel’m (France, consumer products), IMCD (Netherlands, chemicals), Nueva Terrain (Spain, construction) and Roompot (Netherlands, leisure). In the fourth quarter 2005 major new Buy-out investments were Scotts and McColls (Australia, transportation), Bonna Sabla (France, industrial products & services) and Bianchi Vending (Italy, business products & supplies). Major divestments were AUSDOC (Australia, support services) and Puzzler Media (UK, media).

       The following table sets forth selected financial information pertaining to private equity for the years 2005 and 2004.

Business Unit Private Equity	IFRS		Consolidation effect (1)		Excluding consolidation effect (non-GAAP measure) (2)

	2005	2004	2005	2004	2005	2004

	(in millions of €, except staff, branches and offices and percentages)
Net interest income	(203)	(115)	(208)	(83)	5	(32)
Net fee and commission income	0	8	0	0	0	8
Net trading income	9	3	2	(1)	7	4
Results from financial transactions(3)	420	633	(11)	(27)	431	660
Share of result in equity accounted investments	0	0	0	0	0	0
Other operating income	1	(24)	(6)	0	7	(24)
Income of consolidated private equity holdings	3,509	2,616	3,509	2,616	0	0

Operating income	3,736	3,121	3,286	2,505	450	616

Operating expenses	3,392	2,614	3,262	2,499	130	115

Operating result	344	507	24	6	320	501

Loan impairment and other credit risk provisions	34	16	0	0	34	16

Operating profit before taxes	310	491	24	6	286	485

Income tax expense	(21)	28	24	6	(45)	22

Net operating profit	331	463	0	0	331	463
Discontinued operations (net)	0	0	0	0	0	0
Profit for the year	331	463	0	0	331	463

Total assets	7,293	4,770	3,477	2,393	3,816	2,377
Risk-weighted assets	3,028	1,988	0	0	3,028	1,988
Full-time equivalent staff	27,884	18,053	27,775	17,938	109	115
Number of branches and offices	–	–	–	–	9	9
Efficiency ratio (in %)	90.8%	83.8%	99.3%	99.8%	28.9%	18.7%

(1)	The consolidation effect is the effect per line item of the private equity investments which are required to be consolidated under IFRS. All results below are explained excluding the consolidation effect. See “Financial Statements 2005 -Accounting policies - Basis of consolidation”.

(2)	See “Item 5 – A. Operating results – Use of non-GAAP financial measures” for an explanation of our use of non-GAAP financial measures.

(3)	The consolidation effect includes the reversal of the net operating profit of € 7 million and € 15 million in 2005 and 2004 respectively of the consolidated private equity holdings.

       Results of operations

       The fair market value of the private equity portfolio increased from € 1,993 million in 2004 to € 2,711 million in 2005. This was the result of € 812 million in new investments, € 496 million of investments sold, € 188 million (including foreign exchange fluctuations) of unrealized fair market value changes on the existing portfolio and € 214 million of reclassifications (including foreign exchange fluctuations). Unrealised changes in the fair market value of the consolidated portfolio are only recognised as operating income at the moment when a consolidated investment is sold.

       The fair market value as of the unquoted buy-out portfolio at year-end 2005 amounted to € 1,711 million. The fair market value of the unquoted corporate investment portfolio amounted to € 579 million. The fair market value of the quoted portfolio was € 421 million.

       In 2005, Private Equity completed 26 acquisitions and 46 add-ons for a total of € 812 million and 20 divestments.

       Profit for the year decreased by € 132 million or 28.5% to € 331 million.

       Operating income

       Operating income decreased by € 166 million or 26.9% to € 450 million.

       Net interest income

       Net interest income increased by € 37 million to € 5 million, due to more high-yielding loans being granted in 2005.

       Results from financial transactions

       The following table sets forth the results from financial transactions for private equity for the years 2005 and 2004.

Business Unit Private Equity – Results from financial transactions	Excluding consolidation effect (non-GAAP measure)(1) For the year ended December 31,

	2005	2004

	(in millions of €)
Shares AFS & Participations	432	676
Other	(1)	(16)

Results from financial transactions	431	660

(1)	See “Item 5 – A. Operating results – Use of non-GAAP financial measures” for an explanation of our use of non-GAAP financial measures. For a reconciliation of total Results from financial transactions to the result including the consolidation effect of our private equity holdings, see the table with selected information on Business Unit Private Equity above.

       Results from financial transactions decreased by € 229 million or 34.7% to € 431 million (line item shares available for sale & participations), mainly due a lower level of exits of consolidated investments. Results from financial transactions related to consolidated investments are recorded only at the moment of sale, in contrast to unconsolidated investments, whose unrealised fair value results are recorded directly in income.

       Operating expenses

       The following tables sets forth the operating expenses for private equity for the years 2005 and 2004.

Business Unit Private Equity – Operating expenses	Excluding consolidation effect (non-GAAP measure)(1) For the year ended December 31,

	2005	2004

	(in millions of €)
Personnel expenses	60	37
General and administrative expenses	52	14
Depreciation and amortization	18	64

Operating expenses	130	115

(1)	See “Item 5 – A. Operating results – Use of non-GAAP financial measures” for an explanation of our use of non-GAAP financial measures. For a reconciliation of total Operating expenses to the result including the consolidation effect of our private equity holdings, see the table with selected information on Business Unit Private Equity above.

       Operating expenses increased by € 15 million or 13.0% to € 130 million. Personnel expenses increased € 23 million or 62% mainly due to higher incentive compensation payments. General and administrative expenses increased € 38 million mainly due to expenses related to higher volume of investments, which were higher in 2005 versus 2004.

       Loan impairment and other credit risk provisions

       Loan impairment and other credit risk provisions increased by € 18 million due to a provision taken in the United Kingdom portfolio.

       Income tax expense

       Income tax expense decreased by € 67 million to minus € 45 million mainly due to a tax release of € 45 million.

       Total assets

       Total assets increased € 2,523 million to € 7,293 million due to newly acquired investments during the year 2005.

       Risk-weighted Assets

       Risk-weighted Assets increased € 1,040 million to € 3,028 million mainly due to newly acquired investments and the rise of the fair market value of non-consolidated investments.

  Business Unit Private Clients

       The following table sets forth selected financial information pertaining to Private Clients for the years 2005 and 2004.

Business Unit Private Clients	For the year ended December 31,

	2005	2004

	(in millions of €)
Net interest income	480	416
Net fee and commission income	594	544
Net trading income	42	45
Results from financial transactions	8	1
Share of result in equity accounted investments	1	14
Other operating income	100	59

Business Unit Private Clients	For the year ended December 31,

	2005	2004

	(in millions of €)
Operating income	1,225	1,079

Operating expenses	891	844

Operating result	334	235

Loan impairment and other credit risk provisions	6	0

Operating profit before taxes	328	235

Income tax expense	73	66

Net operating profit	255	169
Profit for the year	255	169

Total assets	16,973	15,355
Risk-weighted assets	7,231	6,816
Assets under Administration (in billions of €)	131.0	115.0
Full-time equivalent staff	4,009	3,960
Number of branches and offices	84	82
Efficiency ratio (in %)	72.7%	78.2%

       Profit for the year increased € 86 million or 50.9% to € 255 million. The results in 2005 include a € 38 million gain (operating income and profit for the year) on the sale of Nachenius, Tjeenk & Co, booked in other operating income, and a charge of € 45 million (operating expenses and € 30 million net loss for the year) relating to the proposed merger of Banque Neuflize and OBC in France. The 2004 results include a € 56 million Group Shared Services restructuring charge (operating expenses and € 36 million net loss for the year). Adjusted for the sale and the merger charge in 2005 and the restructuring charge in 2004, profit for the year increased € 42 million or 20.5% compared to 2004.

       Operating income

       Operating income increased by € 146 million or 13.5% to € 1,225 million. Adjusted for the sale of Nachenius, Tjeenk & Co, operating income increased by € 108 million or 10.0% mainly due to a strong performance in the Netherlands and Germany and the contribution of Bank Corluy (private bank in Belgium).

       Net interest income

       Net interest income increased by € 64 million or 15.4% to € 480 million due to higher client balances on saving accounts and deposits and spreads in the Netherlands, Germany and European Growth Markets.

       Net fee and commission income

       The following table sets forth total net fee and commission income and its components for Private Clients for the years 2005 and 2004.

Business Unit Private Clients – Net fee and commission income	For the year ended December 31,

	2005	2004

	(in millions of €)
Payment services	42	35
Insurance	11	10
Securities	341	319
Asset Management and trust	174	154
Guarantees	6	7
Other	20	19

Net fee and commission income	594	544

       Net fee and commission income increased by € 50 million or 9.2% to € 594 million, mainly due to higher Assets under Management as well as improved equity markets and a substantial number of new product launches.

       Net trading income

       The following table sets forth total net trading income and its components for Private Clients for the years 2005 and 2004.

Business Unit Private Clients – Net trading income	For the year ended December 31,

	2005	2004

	(in millions of €)
Securities trading	7	10
Foreign exchange dealing	30	29
Derivatives dealing	5	6

Net trading income	42	45

       Results from net trading income in 2005 compared to 2004 were basically unchanged. Net trading income reflects the results related to foreign exchange dealing, securities and derivatives trading transactions with Private Clients.

       Share of result in equity accounted investments

       Share of result in equity accounted investments decreased by € 13 million to € 1 million. The results in 2004 include a book profit on the sale of fund management services in France.

       Other operating income

       Other operating income increased by € 41 million or 69.5% to € 100 million due to the € 38 million gain on the sale of Nachenius, Tjeenk & Co.

       Operating expenses

       The following table sets forth the operating expenses and its components for Business Unit Private Clients for the years 2005 and 2004.

Business Unit Private Clients – Operating expenses	For the year ended December 31,

	2005	2004

	(in millions of €)
Personnel expenses	427	417
General and administrative expenses	376	328
Depreciation and amortization	45	43
Restructuring charge	43	56

Operating expenses	891	844

       Operating expenses increased by € 47 million or 5.6% to € 891 million. Adjusted for the € 45 million charge related to France in 2005 and the € 56 million Group Shared Services restructuring charge in 2004, operating expenses increased by € 58 million or 7.4%, partly due to higher costs related to expansion of the business in the Netherlands. Expenses in Germany showed a decline, reflecting the cost synergies form the successful integration of Delbrueck Bethmann Maffei. The higher bonuses included in personnel expenses are in line with the improved performance.

       Income tax expense

       Income tax expense increased by € 7 million or 10.6% to € 73 million due to a 39.6% increase in operating profit before taxes. The overall effective tax rate for the year 2005 decreased due to tax exempt book profit on the sale of Nachenius, Tjeenk & Co, lower income tax expense resulting from the statutory reduction of Swiss Corporate Income.

       Risk-weighted Assets

       Risk-weighted Assets increased € 415 million to € 7,231 million due to growth of the business.

       Assets under Administration

       Assets under Administration increased by € 16 billion or 13.9% to € 131 billion, reflecting an increase in net new assets (mainly in the Netherlands) and higher net asset values due to improved financial markets. The asset mix changed slightly to 70% in securities (from 67% at the end of 2004) and 30% in cash (from 33% at the end of 2004).

       Efficiency ratio (in %)

       Adjusted for the € 38 million gain on the sale of Nachenius, Tjeenk & Co, the € 45 million charge related to France in 2005 and the € 56 million Group Shared Services restructuring charge in 2004, the efficiency ratio improved from 73.0% to 71.3% .

  Business Unit Asset Management

       The following table sets forth selected financial information pertaining to Asset Management for the years 2005 and 2004.

Business Unit Asset Management	For the year ended December 31,

	2005	2004

	(in millions of €, except staff, branches and offices and percentages)
Net interest income	6	4
Net fee and commission income	596	535
Net trading income	14	9
Results from financial transactions	55	10
Share of result in equity accounted investments	18	2
Other operating income	23	34

Operating income	712	594

Operating expenses	501	443

Operating result	211	151

Loan impairment and other credit risk provisions	0	0

Operating profit before taxes	211	151

Income tax expense	40	46

Net operating profit	171	105
Profit for the year	171	105

Total assets	1,199	954
Risk-weighted assets	823	1,182
Assets under Management (in billions of €)	176.2	160.7
Full-time equivalent staff	1,655	1,919
Number of branches and offices	33	31
Efficiency ratio (in %)	70.4%	74.6%

       Profit for the year increased by € 66 million or 62.9% to € 171 million. The results in 2005 include the sale of the trust business in the second quarter of 2005 (€ 17 million in operating income, operating result and € 9 million profit for the year) and the gain on the sale of operations in Kazakhstan (€ 13 million in operating income, operating result and profit for the year). The results in 2004 included the gain on the sale of the Czech Pension Fund (€ 12 million in operating income, operating result and profit for the year) and the sale of the 401(k) business in the US (€ 16 million in operating income, operating result and € 10 million in profit for the year). Adjusted for these divestments, profit for the year increased by € 62 million or 74.7% .

       In February 2006, Asset Management acquired International Asset Management (IAM). IAM is a fund of hedge funds managers with approximately US$ 2.6 billion of asset under management.

       Operating income

       Operating income increased by € 118 million or 19.9% to € 712 million. Adjusted for the above mentioned divestments, operating income increased by € 116 million or 20.5% to € 682 million. Asset Management focuses on high-margin products and profitable growth in asset management products, working closely together with clients to tailor products to their needs. This client-driven approach and its expertise in the development of alternative asset products enabled Asset Management to grow its business in this attractive segment. The 2005 results show the success of Asset Management’s strategy of targeting growth in more attractive, better-priced product areas rather than just focusing on growing Assets under Management.

       Net interest income

       For Asset Management, net interest income is an atypical income component and remained flat compared to last year.

       Net fee and commission income

       The following table sets forth total net fee and commission income and its components for Asset Management for the years 2005 and 2004.

Business Unit Asset Management – Net fee and commission income	For the year ended December 31,

	2005	2004

	(in millions of €)
Payment services	2	2
Securities	2	9
Asset Management and trust	598	526
Other	(6)	(2)

Net fee and commission income	596	535

       Net fee and commission income increased by € 61 million or 11.4% to € 596 million, despite the loss in net fee and commission income from the sale of the trust business. The increase reflected the improved asset mix towards more profitable products, higher fee levels on existing products, and the rise in Assets under Management levels due to a better capital markets environment and improved performance of our mandates.

       Net trading income

       Net trading income increased by € 5 million to € 14 million due to the results from securities trading, greater seed capital proceeds driven by good performance, and foreign exchange dealing and increased forex exchange results from the seed capital, which benefited from the appreciation of the US dollar.

       Results from financial transactions

       Results from financial transactions reflect the results related to shares available for sale and participation. Results from financial transactions increased by € 45 million to € 55 million due to the positive returns on seed capital and the book profit on small divestments.

       Share of result in equity accounted investments

       Share of result in equity accounted investments increased by € 16 million to € 18 million due to the sale of the trust business.

       Other operating income

       Other operating income decreased by € 11 million or 32.4% to € 23 million as a result of divestments driven by the strict focus on core activities. The 2005 results include the sale of operations in Kazakhstan (€ 13 million). The 2004 results include a € 16 million gain on the sale of the 401K business in the US and the book profit of € 12 million on the sale of the Czech pension fund in the first quarter of the year.

       Operating expenses

       The following table sets forth the operating expenses and its components for Business Unit Asset Management for the years 2005 and 2004.

Business Unit Asset Management – Operating expenses	For the year ended December 31,

	2005	2004

	(in millions of €)
Personnel expenses	262	252
General and administrative expenses	201	165
Depreciation and amortization	38	25
Restructuring charge	0	1

Operating expenses	501	443

       Operating expenses increased by € 58 million or 13.1% to € 501 million. The increase was driven by a € 10 million or 4.0% increase in personnel expenses, a € 36 million or 21.8% increase in general and administrative expenses and a € 13 million or 52.0% increase in depreciations and amortizations. The rise in personnel expenses was due to higher performance-related remuneration resulting from improved operating results. The lower salaries due to the sale of the trust business are offset by an increase in full time equivalents as a result of growth in the Asset Management business. General and administrative expenses increased due to professional fees related to divestment processes and commercial activities. Depreciation and amortization increased because of a one-off impairment cost taken for commercial contracts and software.

       Income tax expense

       Income tax expense decreased by € 6 million or 13.0% to € 40 million. The overall effective tax rate for the year decreased from 30.3% in 2004 to 19.0% in 2005 due to the impact of non-taxable events including the profit on the trust business, small divestments and proceeds from seed capital.

       Risk-weighted Assets

       Risk-weighted Assets decreased € 359 million to € 823 million mainly due to the reduction in the market risk of the seed capital portfolio.

       Assets under Management

       In addition, Assets under Management increased by € 15.5 billion or 9.6% to € 176.2 billion due to the improved performance of our mandates and funds and the improved capital markets in 2005. At constant US dollar exchange rates, Assets under Management would have decreased only € 10.1 billion to € 170.8 billion. The asset mix was stable: 46% equities, 39% fixed income and 15% cash and other. Our institutional client business represented just over half of the assets managed by Business Unit Asset Management and our retail and third party business accounted for a further 30%. The remainder were assets in discretionary portfolios managed for Business Unit Private Clients.

       Asset under Management also include funds under management from the multi-manager and asset management activities of Banque de Neuflize and Banque OBC. The Assets under Management levels at Artemis, the United Kingdom-based specialist in active investment products for retail investors, continued to rise strongly.

       Efficiency ratio (in %)

       Adjusted for the several one-off items as mentioned above, the efficiency ratio improved by 4.8 percentage points to 73.5% .

  Group Functions

       The following table sets forth selected financial information relating to Group Functions, including Group Shared Services, for the years 2005 and 2004.

Group Functions	For the year ended December 31,

	2005	2004

	(in millions of €, except staff, branches and offices and percentages)

Net interest income	(305)	(3)
Net fee and commission income	(28)	1
Net trading income	(32)	(36)
Results from financial transactions	607	472
Share of result in equity accounted investments	114	20
Other operating income	23	6

Operating income	379	460

Operating expenses	(95)	263

Operating result	474	197

Loan impairment and other credit risk provisions	95	23

Operating profit before taxes	379	174

Income tax expense	(50)	25

Net operating profit	429	149
Discontinued operations (net)	0	1,207
Profit for the year	429	1,356

Total assets	70,095	60,637
Risk-weighted assets	8,612	3,084
Full-time equivalent staff	6,020	3,867
Efficiency ratio (in %)	(25.1%)	57.2%

       The results from our participations in Capitalia and Banca Antonveneta (both Italy) and Kereskedelmi és Hitelbank Rt. (K&H) in Hungary are included in Group Functions.

       Profit for the year decreased by € 927 million or 68.4% to € 429 million. The 2004 results were strongly influenced by a charge (€ 177 million in operating expenses and € 60 million in income tax expense) for the buy-off or compensation paid to staff for the termination of the profit-sharing agreements under the new Collective Labor Agreement. It was agreed that staff would be compensated in 2005 and 2006 for 3.5 years of profit sharing in total. The compensation for 2005 was taken as a one-off charge at the end of 2004. Adjusted for this charge (€ 177 million in operating expenses and € 60 million in income tax expense), the profit for the year decreased by € 1,044 million.

  Discontinued operations in 2004 are related to the contribution of LeasePlan which was sold in 2004. Adjusted for this sale in 2004, net operating profit increased by € 163 million or 61.3% to € 429 million.

       Operating income

       Operating income decreased by € 81 million or 17.6% to € 379 million, mainly due to lower US dollar profit hedge results and a provision for balance sheet adjustments (minus € 86 million in operating income and € 60 million in profit for the year), offsetting higher results from our stakes in Italy.

       Net interest income

       Net interest income decreased by € 302 million to minus € 305 million mainly due to lower US dollar profit hedge results and lower asset and liability management results.

       Net fee and commission income

       Net fee and commission income decreased by € 29 million to minus € 28 million due to the inclusion of a € 30 million fee paid to Wholesale Clients related to the equity issue of ABN AMRO shares.

       Results from financial transactions

       The following table sets forth the results from financial transactions for Group Functions for the years 2005 and 2004.

Group Functions – Results from financial transactions	For the year ended December 31,

	2005	2004

	(in millions of €)
Shares AFS & Participations	10	137
Derivatives	192	(100)
Debt instruments	395	167
Other	10	268

Results from financial transactions	607	472

       Results from financial transactions increased by € 135 million or 28.6% to € 607 million, mainly due to the revaluation of Banca Antonveneta options, the sale of available for sale bonds, derivative results and partly offset by the gain on the sale of our stake in Bank Austria in 2004.

       Share of result in equity accounted investments

       Share of result in equity accounted investments increased by € 94 million to € 114 million due to better results from our stakes in Italy’s Capitalia and Banca Antonveneta and in Hungary’s Kereskedelmi és Hitelbankbank Rt.

       Operating expenses

       The following table sets forth the operating expenses and its components for Group Functions for the years 2005 and 2004.

Group Functions – Operating expenses	For the year ended December 31,

	2005	2004

	(in millions of €)
Personnel expenses	165	265
General and administrative expenses	(299)	(219)
Depreciation and amortization	39	40
Buy-off Collective Labor Agreement	0	177

Operating expenses	(95)	263

       Operating expenses decreased by € 358 million to minus € 95 million. Adjusted for the € 177 million charge for the buy-off or compensation paid to staff for the termination of the profit-sharing agreements as agreed under the new Collective Labor Agreement, the operating expenses decreased by € 181 million.

       Personnel expenses decreased by € 100 million or 37.7% to € 165 million and general and administrative expenses fell by € 80 million to minus € 299 million, mainly due to the release of post retirement benefit provision (€ 392 million in operating expenses and € 268 million in profit for the year). This release offset the costs of the US regulatory fine (€ 67 million in operating expenses and € 67 million in profit for the year), an increase in the provision for compensating holidays not taken by staff (€ 56 million in operating expenses and € 40 million in profit for the year) and increased costs related to compliance, Sarbanes-Oxley and Basel II.

       Loan impairment and other credit risk provisions

       Loan impairment and other credit risk provisions increased by € 72 million to € 95 million mainly due to provisions related to the incurred but not identified loan losses.

       Income tax expense

       Income tax expense declined by € 75 million to minus € 50 million mainly due to releases of tax provisions in the fourth quarter 2005.

       Discontinued operations (net)

       Discontinued operations in 2004 represented the net profit (including the book profit) on the sale of LeasePlan Corporation.

       Risk-weighted Assets

       Group Functions manages the bank’s capital resources. It had cash, investments and other assets equal to risk-weighed assets of € 8.612 billion at year-end 2005, an increase of € 5.528 billion compared to the previous year. This increase was partly due to € 2.1 billion put in an escrow account due to the acquisition of Banca Antonveneta and a further € 2.5 billion due to a transfer from Wholesale Clients to Group Functions. As the amount of Risk-weighted Assets in Wholesale Clients was above its year-end target, a transfer was made, to Group Asset & Liability Management, at a penalty rate in line with our strong commitment to capital discipline.

       Full-time equivalent staff

       Full-time equivalent staff increased by 2,153 mainly due to the transfer of compliance people from several Business Units and the centralisation of several Group-wide functions.

  Reconciliation of net profit under IFRS and US GAAP

       Accounting policies as applied under IFRS vary in certain significant respects from US generally accepted accounting principles (“US GAAP”). The following text explains the significant adjustments to ABN AMRO’s profit attributable to the shareholders of the parent company for the years 2005 and 2004 that would result from the application of US GAAP instead of IFRS.

       Net profit in 2005, in accordance with US GAAP, was € 1,512 million lower than net profit in accordance with IFRS. The decrease was principally the net result of: (i) € 930 million lower result attributable to differences in the application of hedge accounting, (ii) € 662 million losses on investment portfolios related to the realization in 2005 of changes in foreign currency rates of available-for-sale portfolios denominated in a currency other than the functional currency, previously reported under US GAAP in equity, (iii) a € 339 million lower profit as a result of higher costs for pensions and post-retirement benefits, (iv) € 219 million higher provisions and contingencies for which the timing and recognition must be incurred in a later period under SFAS 146, (v) €173 million lower profit regarding goodwill and business combinations, offset by € 617 million lower taxes.

       Net profit in 2004, in accordance with US GAAP, was € 1,041 lower than profit in accordance with IFRS. The decrease was principally the net result of: (i) € 932 million lower result on goodwill and business combinations resulting from amongst others a higher book value of sold subsidiaries, (ii) € 559 million attributable to differences in the application of hedge accounting, (iii) € 500 million losses on investment portfolios related to the realization in 2004 of changes in foreign currency rates of available-for-sale portfolios denominated in a currency other than the functional currency, previously reported under US GAAP in equity, (iv) € 252 million lower result from differences in the application of fair values (v) € 243 million of other adjustments resulting from the transition to IFRS, (vi) € 139 million lower results from mortgage banking activities, off set by (a) € 789 million lower loan provisioning mainly because of a release from the general loan loss allowance as a result of applying a new estimation methodology for US GAAP as a consequence of transitioning to IFRS, (b) € 307 million of provisions and contingencies, for which the timing and recognition must be incurred in a later period under SFAS 146, (c) € 237 million lower taxes.

       For a further discussion of differences between IFRS and US GAAP and a reconciliation of our results under IFRS to our results under US GAAP, see note 50 to our financial statements included herein.

  B. Liquidity and capital resources

       The following table shows our capital at December 31, 2005 and 2004 according to IFRS.

Group capital	IFRS At December 31,

	2005	2004

	(in millions of €)
Ordinary share capital	1,069	954
Ordinary share premium reserves	5,269	2,604
Treasury shares	(600)	(632)
Net gains (losses) not recognized in the income statement	1,246	309
Other reserves	15,237	11,580

Equity attributable to shareholders of the parent company	22,221	14,815
Minority interests	1,931	1,737

Equity	24,152	16,552
Subordinated liabilities	19,072	16,687

Group capital	43,224	33,239

       Group Capital at year-end 2005 was € 43,224 million, an increase of € 9,985 million or 30.0% compared with 2004. The € 7,406 million or 50.0% increase in equity attributable to shareholders of the parent company equity was mainly due to retained earnings, private placements, exchange rate differences, share based payments and exercise of staff options, partly offset by movements in special components of equity relating to cash flow hedges and available for sale securities.

       The full year addition to reserves resulting from profit attributable to the shareholders of the parent company less dividends paid equals € 3,723 million. Private placements include the issue on April 5, 2005 of 135 million ordinary shares at € 18.65 and the issue of 10.3 million ordinary shares at € 19.66 on June 20, 2005. Costs relating to these private placements of € 27 million were deducted from equity. The movements in net gains/(losses) not recognized in the income statement include the net movement in the reserve for available for sale assets consisting of net unrealized gains in available for sale assets of € 717 million partly offset by the net realized gains reclassified to the income statement of € 348 million and the net movement in the cash flow hedge reserve consisting of the net unrealized losses on cash flow hedges of € 386 million and the realized gains reclassified to the income statement of € 126 million and exchange rate differences, amounting to € 1,080 million, of which € 92 million relating to the US dollar and € 659 million relating to the Brazilian real. Share based payments resulted in a credit to equity of € 87 million (including deferred tax), exercise of staff options € 34 million.

       The number of ordinary shares outstanding at the end of 2005 rose by 208.7 million to 1,877.9 million. This increase was the result of the private placement on April 5, 2005 of 135 million ordinary shares at € 18.65 and the issue of 10.3 million ordinary shares at € 19.66 on June 20, 2005, 32.3 million ordinary shares final stock dividend 2004 issued at an average price of € 18.50, 29.2 ordinary shares 2005 interim dividend at an average price of € 19.50 and 1.9 million shares due to exercise of staff options during 2005.

       The € 194 million increase of minority interests in 2005 is explained by the currency translation effect of € 133 million, of which € 68 million related to tier 1 capital ratio and a net addition of € 61 million.

       The Bank is able to raise funds by issuing subordinated liabilities. In 2005, subordinated liabilities increased by € 2,385 million to € 19,072 million. Issuances in 2005 amount to € 2,843 million and include € 1.5 billion floating rate notes due 2015 issued in June and US$ 1.5 billion floating rate notes (LIBOR +0.20%) due 2015 and callable 2010. Redemptions were € 1,682 and include US$ 1 billion 7.25% notes 1995-2005 in May and the call of € 500 million floating rate notes 2000-2010. The effect of foreign exchange rates increased total subordinated liabilities by € 1,199 million. The cost and availability of subordinated liabilities finance are influenced by credit ratings. A reduction in these ratings could increase the cost and could reduce market access. At December 31, 2005, the credit ratings of ABN AMRO were as follows:

	Long term	Short term

Moody’s	Aa3	P1
Standard & Poor’s	AA-	A1+
Fitch	AA-	F1+

       For an analysis of our equity attributable to shareholders of the parent company under US GAAP, see Note 50 to our consolidated financial statements.

       We apply capital adequacy ratios based on the Bank for International Settlements’ guidelines and Dutch Central Bank directives. These ratios compare our bank’s capital with its assets and off-balance sheet exposure, weighted according to the relative risk involved. Capital is also set aside for market risk associated with our bank’s trading activities. We are continuously improving the relationship between our tier 1 capital and our Risk Weighted Assets in order to ensure we maintain our AA- credit rating. The minimum tier 1 ratio required is 4% and the minimum total capital ratio is 8%. ABN AMRO comfortably meets these standards with a tier 1 ratio of 10.62%, of which the core tier 1 ratio is 8.47%, and a Bank for International Settlements total capital ratio of 13.14% as at December 31, 2005.

       The total capital base grew by 32.2% to € 33.9 billion at December 31, 2005. Risk-weighted assets amounted to € 257.9 billion at year-end 2005, an increase of € 26.2 billion or 11.3% from the end of the previous year. Securitization programs in 2005 increased by € 39.9 billion to a total of € 65.5 billion.

       The following table analyzes our capital ratios at December 31, 2005 and 2004 in accordance with supervisory requirements under IFRS.

Capital ratios	IFRS At December 31,

	2005	2004

	(in millions of €, except percentages)
Tier 1 capital	27,382	19,592
Tier 2 capital	9,851	7,433
Tier 3 capital	272	272
Supervisory deductions	(3,631)	(1,679)

Total capital base	33,874	25,618

Risk weighted assets on balance	192,735	174,256
Off balance	59,107	52,493
Market risks	6,012	4,873

Total Risk Weighted Assets	257,854	231,622

Tier 1 capital ratio	10.62%	8.46%
Total capital ratio	13.14%	11.06%

  Liquidity and liquidity risk

       Liquidity risk arises in any bank’s general funding of its activities. For example, a bank may be unable to fund its portfolio of assets at appropriate maturities and rates, or may find itself unable to liquidate a position in a timely manner at a reasonable price. We hold capital to absorb unexpected losses, and manage liquidity to ensure that sufficient funds are available to meet not only our known cash funding requirements, but also any unanticipated ones that may arise. At all times, we maintain what we believe are adequate levels of liquidity on a group-wide basis to meet deposit withdrawals, repay borrowings and fund new loans, even under stressed conditions. See also “Item 11. Quantative and Qualitative Disclosures about Market Risk–Liquidity risk.”

       Client accounts are the primary source of liquidity for our banking operations. The core client accounts of our bank affiliates at December 31, 2005 were € 317.1 billion (of which € 128.6 billion was in the Netherlands, € 71.9 billion was in North America and € 19.0 billion was in Latin America), which comprised 69.2% of client accounts.

       Our core client accounts of our bank affiliates at December 31, 2004 were € 281.4 billion (of which € 123.3 billion was in the Netherlands, € 70.6 billion was in North America and € 11.0 billion was in Latin America), which comprised 72.8% of client accounts.

       We hold a portfolio of marketable securities and other short-term investments including Netherlands government bonds, US Treasury and US government agency paper and other Organisation for Economic Cooperation and Development (OECD) government paper, which can be readily converted to cash. These are part of the liquidity risk mitigants that are suitable instruments for the liquidity funding plan. Securitization programs are one of the tools in our liquidity management and global collateral management activities.

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

       As part of our liquidity management, we have securitised part of our Dutch home mortgage portfolio and retained most of the notes issued by the securitisation vehicles. As a result, we have transformed loans that are not eligible as collateral for the DNB, into eligible assets, resulting in a direct improvement of some € 8 billion to our liquidity. Unlike the US Federal Reserve Board, the DNB does not directly accept mortgages as collateral. The securitisation does not have an impact on our solvency or on the balance sheet presentation of the underlying securitised mortgages. If and when required, these notes can be sold in the market.

       We are also an active participant in the capital markets, issuing commercial paper and medium-term notes, as well as debentures, subordinated liabilities and preferred stock. See the schedules of Securities, including the investment and trading portfolios, in “—Selected statistical information” below.

       We consider funding in the interbank market to be an additional source of liquidity for our investment banking activities. For a breakdown of interbank funding, see Note 3 (Banks - assets) and Note 10 (Banks - liabilities) to our consolidated financial statements. Within the line Banks on the asset side of the balance sheet, professional securities transactions relate to reverse repurchase agreements and buy and sell back transactions, where amounts are paid to banks for the temporary purchase of securities. Time deposits (placed) and demand accounts are traditional inter bank assets. Loans to banks are generally not callable. Within the line Banks on the liability side of the balance sheet, professional securities transactions consist of repurchase agreements, including monies borrowed against pledge of securities temporarily sold with a repurchase agreement where the counter party is a bank. Demand deposits include current and demand accounts with central banks. Time deposits include “call-fixe” money taken. Loans from banks mainly relate to funding of the mortgage business, among others.

       Loans from banks (including professional securities transactions) totaled € 167.8 billion at December 31, 2005 (2004: € 133.5 billion), compared to loans to banks (including professional securities transactions) of € 108.7 billion (2004: € 83.9 billion).

       Based upon the levels of resources within the bank and our ability to access the wholesale money markets or issue debt securities should the need arise, we believe that our overall liquidity is sufficient to meet current obligations to customers and debt holders, support expectations for future changes in asset and liability levels and carry on normal operations. We have sufficient cash, cash equivalents, contractual repayments and committed lines of credit to cover all contractual liabilities maturing within one year, without raising new capital or selling other assets.

     Consolidated balance sheet

       Consolidated total assets at December 31, 2005 were € 880.8 billion, up € 153.4 billion or 21.1% from year-end 2004. The organic growth amounted to € 113.3 billion. Financial assets held for trading increased € 35.0 billion or 21.0%, financial investments increased € 20.8 billion or 20.2%, loans and receivables from banks € 24.8 billion or 29.5% and loans and receivables to customers increased by € 60.2 billion or 18.8% .

     Loans and receivables

       Loans and receivables (customers) increased by € 60.2 billion or 18.8% to € 380.2 billion at December 31, 2005. Loans to the public sector increased by € 1.4 billion or 23.1% . Private sector loans, excluding repurchased securities transactions and multi seller conduits, increased by € 41.0 billion to € 275.1 billion. Professional securities transactions increased by € 15.5 billion or 26.1% . Organic growth amounted to € 38.9 billion and € 21.3 was the result of currency translations.

     Total client accounts

       Total client account balances (due to customers) increased in 2005 by € 35.7 billion or 12.7% to € 317.1 billion. The increase was due to organic growth of € 18.2 billion and currency translation effect of € 17.5 billion.

  C. Selected statistical information

  Average balance sheet

       The following table present our average balances, based on month-end averages, and interest amounts and average rates for the years 2005 and 2004 under IFRS.

	IFRS

	2005			2004

	Average balance	Interest income	Average rate (%)	Average balance	Interest income	Average rate (%)

	(in millions of €, except percentages)
Average Assets(1)
Balances at central banks
The Netherlands	4,686	94	2.0%	3,839	86	2.2%
North America	865	0	0.0%	852	0	0.0%
Rest of the world	9,643	254	2.6%	10,886	132	1.2%

Financial Assets held for Trading
The Netherlands	151	2	1.3%	38	1	2.6%
North America	6,638	231	3.5%	8,262	288	3.5%
Rest of the world	53,200	1,326	2.5%	45,152	1,100	2.4%

Financial Investments
The Netherlands	64,894	2,501	3.9%	52,091	2,276	4.4%
North America	27,650	1,267	4.6%	29,087	897	3.1%
Rest of the world	20,877	1,430	6.8%	19,196	1,017	5.3%

Loans and receivables – banks
The Netherlands	11,429	446	3.9%	8,210	302	3.7%
North America	6,330	229	3.6%	9,050	320	3.5%
Rest of the world	87,034	1,991	2.3%	63,202	1,461	2.3%

Loans and receivables – customers(2)
The Netherlands	154,375	8,690	5.6%	147,741	8,292	5.6%
North America	109,485	5,522	5.0%	105,944	4,279	4.0%
Rest of the world	101,338	6,545	6.5%	78,682	4,883	6.2%

Total interest-earnings assets	658,595	30,528	4.6%	582,232	25,334	4.4%

Non-interest-earning assets	174,392	0	0.0%	125,066	0	0.0%

Total average assets	832,987	30,528	3.7%	707,298	25,334	3.6%

(1)	Assets temporarily sold (subject to repurchase) are included in the relevant balance sheet item.

(2)	For purpose of presentation in this table, loans include professional securities transactions and public sector represents central, regional and local governments and governmental authorities.

	IFRS

	2005			2004

	Average balance	Interest expense	Average rate (%)	Average balance	Interest expense	Average rate (%)

	(in millions of €, except percentages)
Average Liabilities and Group Equity
Financial liabilities held for trading
North America	4,868	185	3.8%	5,633	163	2.9%
Rest of the world	34,120	869	2.5%	26,743	813	3.0%
Due to banks
The Netherlands	48,380	1,635	3.4%	41,407	1,236	3.0%
North America	27,160	846	3.1%	27,844	689	2.5%
Rest of the world	85,943	2,974	3.5%	67,796	2,373	3.5%

Due to customers(1)
The Netherlands	125,599	3,589	2.9%	118,823	3,452	2.9%
North America	71,345	2,347	3.3%	76,898	1,421	1.8%
Rest of the world	97,155	3,813	3.9%	79,514	2,501	3.1%

Issued debt securities
The Netherlands	97,062	2,874	3.0%	72,654	1,893	2.6%

	IFRS

	2005			2004

	Average balance	Interest expense	Average rate (%)	Average balance	Interest expense	Average rate (%)

	(in millions of €, except percentages)
North America	33,829	976	2.9%	30,520	532	1.7%
Rest of the world	15,450	362	2.3%	17,855	371	2.1%

Subordinated liabilities
The Netherlands	10,892	522	4.8%	9,622	527	5.5%
North America	6,755	432	6.4%	7,498	536	7.1%
Rest of the world	674	43	6.4%	669	30	4.5%

Total interest-earnings
liabilities	659,232	21,467	3.3%	583,476	16,538	2.8%

Non-interest-earning liabilities	154,566	–	0.0%	107,909	–	0.0%
Equity(2)	19,189	–	0.0%	15,913	–	0.0%

Total average liabilities and equity	832,987	21,467	2.6%	707,298	16,538	2.3%

(1)	For presentation in this table, due to customers includes professional securities transactions and savings accounts.

(2)	Equity includes minority interests.

       The information for the year 2003 is not available under IFRS and is presented under Dutch GAAP in a separate table. The Dutch GAAP information is not comparable to the information prepared in accordance with IFRS.

Average Assets(1)	Dutch GAAP For the Year Ended December 31,

	2003

	Average Balance	Interest Revenue	Average Rate (%)

	(in millions of €, except percentages)
Banks
The Netherlands	7,457	225	3.0
North America	8,268	165	2.0
Rest of the World	45,458	1,291	2.8
Loans(2)
Public sector(3)
Netherlands	1,475	83	5.6
North America	994	35	3.5
Rest of the World	3,930	94	2.4
Private sector
Netherlands	149,745	8,554	5.7
North America	114,135	4,221	3.7
Rest of the World	70,928	3,800	5.4
Interest-earning securities(4)
Investment portfolio
Netherlands	48,885	2,000	4.1
North America	30,052	1,010	3.4
Rest of the World	11,707	445	3.8
Trading portfolio and other securities
Netherlands	1,859	74	4.0
North America	14,424	535	3.7
Rest of the World	41,614	997	2.4

Total interest- earning assets	550,931	23,529	4.3
Non-interest- earning assets	47,443		n/a

Total average assets	598,374	23,529	3.9

(1)	Assets temporarily sold (subject to repurchase) are included in the relevant balance sheet item.

(2)	For purposes of presentation in this table, loans include professional securities transactions.

(3)	Public sector represents central, regional and local governments and governmental authorities.

(4)	Balance sheet item. Short-dated government paper is included in the table above, partially in investment portfolio and partially in other securities.

Average Liabilities and Group Equity	Dutch GAAP For the Year Ended December 31,

	2003

	Average Balance	Interest Expense	Average Rate (%)

	(in millions of €, except percentages)
Banks
The Netherlands	52,876	1,594	3.0
North America	24,686	472	1.9
Rest of the World	51,219	1,028	2.0
Savings accounts
The Netherlands	40,430	1,026	2.5
North America	19,748	308	1.6
Rest of the World	14,429	303	2.1
Deposits and other client accounts(1)
The Netherlands	95,658	3,504	3.7
North America	68,416	875	1.3
Rest of the World	53,465	1,258	2.4
Debt securities
The Netherlands	38,764	1,444	3.7
North America	18,006	501	2.8
Rest of the World	15,068	632	4.2
Subordinated debt
The Netherlands	8,642	510	5.9
North America	5,280	344	6.5
Rest of the World	91	7	7.7

Total interest-bearing liabilities	506,778	13,806	2.7
Non-interest-bearing liabilities	75,512
Group equity(2)	16,084

Total average liabilities and Group equity	598,374	13,806	2.3

(1)	For purposes of presentation in this table, deposits and other client accounts includes professional securities transactions.

(2)	Group equity includes minority interests.

  Changes in net interest income: volume and rate analysis

       The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, changes in interest revenue and expenses due to changes in volume and in rates for 2005 compared to 2004 under IFRS. Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rate have been allocated proportionally.

	IFRS 2005 over 2004 Volume/Rate changes

	Change in Interest Income	Volume	Rate

	(in millions of €)
Assets
Balances at central Banks
The Netherlands	8	17	(9)
North America	0	0	-
Rest of the world	122	(33)	155

Financial Assets held for Trading
The Netherlands	1	1	(0)
North America	(57)	(57)	(0)
Rest of the world	226	201	25

Financial Investments
The Netherlands	225	493	(268)
North America	370	(66)	436
Rest of the world	413	115	298

Loans and receivables – banks
The Netherlands	144	126	18
North America	(91)	(98)	7
Rest of the world	530	545	(15)

Loans and receivables – customers (1)
The Netherlands	398	373	25
North America	1,243	179	1,064
Rest of the world	1,662	1,463	199

	5,194	3,259	1,935

(1)	For purposes of presentation in this table, loans includes professional securities transactions.

	IFRS 2005 over 2004 Volume/Rate changes

	Change in Interest Expense	Volume	Rate

	(in millions of €)
Liabilities
Financial liabilities held for trading
North America	22	(29)	51
Rest of the world	56	188	(132)

Due to banks
The Netherlands	399	236	163
North America	157	(21)	178
Rest of the world	601	628	(27)

Due to customers(1)
The Netherlands	137	194	(57)
North America	926	(183)	1,109
Rest of the world	1,312	692	620

	IFRS 2005 over 2004 Volume/Rate changes

	Change in Interest Expense	Volume	Rate

	(in millions of €)
Issued debt securities
The Netherlands	981	723	258
North America	443	95	348
Rest of the world	(9)	(56)	47

Subordinated liabilities
The Netherlands	(5)	61	(66)
North America	(104)	(48)	(56)
Rest of the world	13	0	13

	4,929	2,480	2,449

(1)	Due to customers includes savings accounts.

       The information for the year 2003 is not available under IFRS. Therefore, the changes for 2004 compared to 2003 are presented under Dutch GAAP in a separate table. The Dutch GAAP information is not comparable to the information prepared in accordance with IFRS.

	Dutch GAAP 2004 Over 2003 Change Due to Increase (Decrease) in

	Total Change in Interest Revenue	Volume	Rate

	(in millions of €)
Interest Revenue
Banks
The Netherlands	171	159	12
North America	43	17	26
Rest of the World	(254)	589	(843)
Loans(1)
Public Sector
The Netherlands	(43)	(20)	(23)
North America	(6)	(5)	(1)
Rest of the World	(36)	(16)	(20)
Private sector
The Netherlands	(8)	(632)	624
North America	(678)	(835)	157
Rest of the World	340	551	(211)
Interest-earning securities
Investment portfolio
The Netherlands	448	82	366
North America	100	(132)	232
Rest of the World	96	79	17

	2004 Over 2003 Change Due to Increase (Decrease) in

	Total Change in Interest Revenue	Volume	Rate

	(in millions of €)
Trading portfolio and other securities
The Netherlands	(9)	(8)	(1)
North America	(149)	(151)	2
Rest of the World	(348)	175	(523)

Total	(333)	(147)	(186)

(1)	For purposes of presentation in this table, loans includes professional securities transactions.

	2004 Over 2003 Change Due to Increase (Decrease) in

	Total Change in Interest Expense	Volume	Rate

	(in millions of €)
Interest Expense
Banks
The Netherlands	(149)	(122)	(27)
North America	242	154	88
Rest of the World	(9)	102	(111)
Savings accounts
The Netherlands	204	73	131
North America	(45)	(31)	(14)
Rest of the World	17	(2)	19
Deposits and other customer accounts
The Netherlands	(609)	(268)	(341)
North America	140	(126)	266
Rest of the World	243	246	(3)
Debt securities
The Netherlands	50	430	(380)
North America	(228)	(15)	(213)
Rest of the World	(32)	(44)	12
Subordinated debt
The Netherlands	(45)	6	(51)
North America	(61)	(34)	(27)
Rest of the World	6	7	(1)

Total	(276)	376	(652)

  Yields, spreads and margins

       The following table presents selected yield, spread and margin information applicable to us for 2005 and 2004 under IFRS.

	IFRS
Yields, spreads and margins	2005	2004

Gross yield(1)
The Netherlands	5.0%	5.2%
North America	4.8%	3.8%
Rest of the world	4.2%	4.0%
ABN AMRO	4.6%	4.4%

Interest rate spread(2)
The Netherlands	1.9%	2.2%
North America	1.5%	1.5%
Rest of the world	0.8%	0.8%
ABN AMRO	1.3%	1.6%

Net interest margin(3)
The Netherlands	1.6%	1.9%
North America	1.3%	1.4%
Rest of the world	0.7%	0.7%
ABN AMRO	1.1%	1.2%

(1)	Gross yield represents the interest rate earned on average interest earning assets.
(2)	Interest rate spread represents the difference between the interest rate earned on average interest earning assets and the rate paid on average interest bearing liabilities.
(3)	Net interest margin represents the difference between the interest rate earned on average total assets and the interest rate paid on average total liabilities.

       The information for the year 2003 is not available under IFRS and is presented under Dutch GAAP in a separate table. The Dutch GAAP information is not comparable to the information prepared in accordance with IFRS.

Dutch GAAP
Yields, spreads and margins	2003

Gross yield(1)
The Netherlands	5.2%
North America	3.6%
Rest of the World	3.8%
ABN AMRO	4.3%

Interest rate spread(2)
The Netherlands	1.8%
North America	1.7%
Rest of the World	1.4%
ABN AMRO	1.5%

Net interest margin(3)
The Netherlands	1.6%
North America	1.9%
Rest of the World	1.4%
ABN AMRO	1.6%

(1)	Gross yield represents the interest rate earned on average interest earning assets.

(2)	Interest rate spread represents the difference between the interest rate earned on average interest earning assets and the rate paid on average interest bearing liabilities.
(3)	Net interest margin represents the difference between the interest rate earned on average total assets and the interest rate paid on average total liabilities.

  Assets

       The information at December 31, 2005 and 2004 is presented under IFRS. The information at December 31, 2003 is not available under IFRS and is presented under Dutch GAAP in separate tables. The Dutch GAAP information is not comparable to the information prepared in accordance with IFRS.

     Securities

       Investment portfolios

       For an overview of our financial investments at December 31, 2005 and 2004 under IFRS, see notes 15 and 50 to our financial statements.

	Dutch GAAP
Investment portfolios	Book Value	Premiums or Discounts	Amortized Cost Gains	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value

December 31, 2003
Dutch government(1)	4,749	77	4,826	70	(1)	4,895
US Treasury and US
government agencies	9,859	51	9,910	187	(23)	10,074
Other OECD governments	38,121	822	38,943	882	(23)	39,802
Mortgage-backed securities	21,707	348	22,055	267	(46)	22,276
Other interest-earning securities	15,998	24	16,022	730	(328)	16,424

Total interest-earning securities	90,434	1,322	91,756	2,136	(421)	93,471
Shares	5,012					5,012

Total investment portfolios	95,446					98,483

(1)	Dutch government includes Dutch central, regional and municipal government obligations

  Trading portfolios

       The following table analyzes the book value, which is equal to fair market value because the trading portfolios are marked-to-market, of securities in our trading portfolios at December 31, 2005, 2004 and 2003.

	IFRS At December 31,

	2005	2004

	(in millions of €)
Financial assets held for trading
Interest-earning securities:
• Dutch government	2,520	552
• US treasury and US government agencies	7,843	5,759
• Other OECD governments	37,855	28,409
• Other interest-earning securities	13,789	17,114

Subtotal	62,007	51,834

	IFRS At December 31,

	2005	2004

	(in millions of €)
Equity instruments	34,676	18,409
Derivative financial instruments	105,372	96,792

Total	202,055	167,035

Trading portfolios	Dutch GAAP At December 31,

2003

(in millions of €)
Dutch government	2,219
US Treasury and US government agencies	8,212
Other OECD governments	19,242
Other interest-earning securities	12,843

Total interest-earning securities	42,516
Shares	8,664

Total trading portfolios	51,180

     Concentration

       At December 31, 2005, we held the following securities positions in issuers, which exceeded 10% of our shareholders’ equity at that date:

	IFRS

	Book Value	Fair Market Value

	(in millions of €)
German central government	19,634	19,634
Italian central government	9,359	9,359
Dutch central government	4,739	4,740
Brazilian central government	4,277	4,277
Danish central government	3,825	3,825
Japanese central government	7,329	7,329
French central government	3,573	3,574
Taiwanese central government	2,565	2,565

  Loans and receivables - banks

       The following tables show loans to and receivables from banks at December 31, 2005 and 2004 under IFRS and at December 31, 2003, 2002 and 2001 under Dutch GAAP and an analysis of their remaining life at December 31, 2005 under IFRS. The information for 2003, 2002 and 2001 is not available under IFRS and is presented under Dutch GAAP in a separate table. The Dutch GAAP information is not comparable to the information prepared in accordance with IFRS.

Loans and receivables – banks	IFRS At December 31,

	2005	2004

	(in millions of €)
The Netherlands	11,256	10,058
North America	4,304	5,729
Rest of the World	93,075	68,071

Total loans to banks (gross)	108,635	83,858

Loans and receivables – banks	Dutch GAAP At December 31,

	2003	2002

	(in millions of €)
The Netherlands	7,926	6,108
North America	6,313	8,452
Rest of the World	44,561	27,364

Total loans to banks (gross)	58,800	41,924

Loans and receivables – banks – maturities	IFRS At December 31, 2005

	Within 1 year	After 1 year and Within 5 Years	After 5 Years	Total

	(in millions of €)
The Netherlands	6,745	4,313	198	11,256
North America	4,304	–	–	4,304
Rest of the World	76,292	1,609	15,174	93,075

Total loans to banks (gross)	87,341	5,922	15,372	108,635

  Loans and receivables - customers

       Our loan portfolio consists of loans, overdrafts, assets subject to operating leases, finance lease receivables to governments, corporations and consumers and reverse repurchase agreements. Geographic analyzes of loans are, unless otherwise specifically indicated, based on the location of the branch or office from which the loan is made.

       The following table analyzes our portfolio by sector at December 31, 2005 and 2004 under IFRS. The information at December 31, 2003, 2002 and 2001 is not available under IFRS and is presented under Dutch GAAP in a separate table. The Dutch GAAP information is not comparable to the information prepared in accordance with IFRS.

Loans and receivables – customers	IFRS At December 31,

	2005	2004

	(in millions of €)
Public sector	7,461	6,059
Commercial	152,411	127,044
Consumer	122,708	107,124
Professional securities transactions	74,724	59,269
Multi seller conduits	25,931	23,700

Sub-total	383,235	323,196
Allowance for impairment	(2,987)	(3,174)

Total loans and receivables – customers	380,248	320,022

Loans and receivables – customers	Dutch GAAP At December 31,

	2003	2002	2001

	(in millions of €)
Public sector	5,494	7,371	14,114
Commercial	130,983	142,296	153,770
Consumer	107,706	108,965	110,860
Professional securities transactions	56,578	56,309	71,055

Sub-total	300,761	314,941	349,799
Allowance for impairment	(3,918)	(4,038)	(4,469)

Total loans and receivables – customers	296,843	310,903	345,330

       In 2005, Consumer & Commercial Clients (C&CC) continued to hold the majority (54%) of total loans outstanding, approximately € 204 billion. Wholesale Clients held 44% and the remaining 2% was held by BU Private Clients, BU Asset Management and other Group businesses. C&CC’s predominance within our total loans reflects the size of its operations in our key markets of the Netherlands, the US Midwest and Brazil.

IFRS Breakdown of total loans and receivables customers by BU in 2005

	Total 2005	BU NL	BU NA	BU Brazil	Bouwfonds	NGM	WCS	Other	Total 2004

Commercial	150.3	29.8	36.9	5.6	8.7	2.8	61.9	4.6	124.4
Consumer	121.8	59.5	15.1	6.7	30.9	3.9	1.8	3.9	106.5
Professional
Securities	74.7	—	0.9	—	—	—	73.7	0.1	59.3
Public Sector	7.5	1.8	0.6	0.6	0.1	—	4.3	0.1	6.1
Multi seller conduits	25.9	—	—	—	—	—	25.9	—	23.7

Total	380.2	91.1	53.5	12.9	39.7	6.7	167.6	8.7	320.0

       BU Netherlands (BU NL) continued to make up our largest asset base, accounting for 45% of total loans outstanding, followed by BU North America (BU NA) with 26%.

       C&CC’s commercial portfolios, which consist of loans to corporate entities, accounted for 41% of total C&CC’s loans in 2005. Key points include:
    The commercial portfolio of BU NL increased by € 3.9 billion (15%) over the year

    In North America, C&CC’s commercial activities remain primarily in the US Midwest. The commercial loan portfolio grew with € 7.3 billion (25%). Commercial real estate and middle-market lending remain important activities for us

    BU Brazil’s commercial portfolio saw strong growth of € 2.2 billion (64%) due to economic recovery

    The BU New Growth Markets (NGM) commercial loan portfolio increased by € 0.8 billion (40%)

    The commercial portfolio of Bouwfonds showed a growth of € 1.0 billion (13%).
       The consumer portfolio of C&CC, which consists of loans to private individuals, continued to make up a dominant part of the business in 2005, accounting for 57% of total loans. 80% of the consumer loans were covered by mortgages. Key points include:
    In BU NL, the portfolio grew by € 2.8 billion (5%)

    In BU NA, the consumer loan portfolio grew by € 5.4 billion (57%)

    BU Brazil’s consumer portfolio consists mainly of car finance and personal loans. The loan portfolio grew by € 2.7 billion (68%)

    The BU NGM consumer portfolio increased by € 1.1 billion (39%)

    The Bouwfonds consumer portfolio increased by € 3.6 billion (13%).
       The Wholesale Clients private sector loan portfolio increased by € 12.4 billion (25%). This portfolio focuses mainly on OECD countries.

       For a breakdown of loans and receivables – customers by region, see also Note 38 to the financial statements “Financial risk management of use of derivatives – Credit risk – Credit risk concentrations.”

       For a breakdown of credit risk concentrations from credit facilities and guarantees issued, see also Note 38 to the financial statements “Financial risk management of use of derivatives – Credit risk – Credit risk concentrations.”

     Outstanding loans by region and sector

       The following table analyzes our loans by region and sector at December 31, 2005 and 2004 under IFRS. The information at December 31, 2003, 2002 and 2001 is not available under IFRS and is presented under Dutch GAAP in a separate table. The Dutch GAAP information is not comparable to the information prepared in accordance with IFRS.

Outstanding loans	IFRS At December 31,

	2005	2004

	(in millions of €)
The Netherlands
Public sector	2,300	1,055
Commercial	56,182	53,788
Consumer	94,603	88,585

Total Netherlands	153,085	143,428
North America
Public sector	735	792
Commercial	44,693	35,460
Consumer	15,218	9,716

Total North America	60,646	45,968
Rest of the World
Public sector	4,426	4,212
Commercial	51,536	37,796
Consumer	12,887	8,823

Total Rest of the World	68,849	50,831
Total loans (gross)	282,580	240,227

Outstanding loans	Dutch GAAP At December 31,

	2003	2002	2001

	(in millions of €)
The Netherlands
Public sector	1,128	2,262	2,550
Commercial	52,990	54,319	54,329
Consumer	84,382	80,664	75,847

Total Netherlands	138,500	137,245	132,726
North America
Public sector	898	1,129	1,099

Outstanding loans	Dutch GAAP At December 31,

	2003	2002	2001

	(in millions of €)
Commercial	38,185	47,471	51,658
Consumer	14,668	20,855	25,353

Total North America	53,751	69,455	78,110
Rest of the World
Public sector	3,468	3,980	10,465
Commercial	39,808	40,506	47,783
Consumer	8,656	7,446	9,660

Total Rest of the World	51,932	51,932	67,908

Total loans (gross)	244,183	258,632	278,744

     Maturities

       The following table provides an analysis of loan maturities at December 31, 2005. Determinations of maturities are based on contract terms.

Loans – maturities	IFRS At December 31, 2005

	Within 1 Year	After 1 Year and Within 5 years	After 5 years	Total

	(in millions of €)
The Netherlands
Public sector	151	320	1,829	2,300
Commercial	24,505	18,025	13,652	56,182
Consumer	14,482	18,089	62,032	94,603

Total Netherlands	39,138	36,434	77,513	153,085
North America
Public sector	236	405	94	735
Commercial	16,150	22,807	5,736	44,693
Consumer	5,372	4,717	5,129	15,218

Total North America	21,758	27,929	10,959	60,646
Rest of the World
Public sector	3,790	323	313	4,426
Commercial	29,837	13,474	8,225	51,536
Consumer	7,195	3,873	1,819	12,887

Total Rest of the World	40,822	17,670	10,357	68,849

Total loans (gross)	101,718	82,033	98,829	282,580

     Interest rate sensitivity

       The following table analyzes at December 31, 2005 the interest rate sensitivity of loans due after one year and within five years, and loans due after five years, divided by region under IFRS.

IFRS

Loans – Interest rate sensitivity	At Variable Rate (1)	At Adjustable Rate (2)	At Fixed Rate (3)	Total

(in millions of €)
Due after 1 and within 5 years
The Netherlands
Public sector		33	287	320
Commercial	2,347	4,551	11,127	18,025
Consumer	2,954	821	14,314	18,089

	IFRS

Loans – Interest rate sensitivity	At Variable Rate (1)	At Adjustable Rate (2)	At Fixed Rate (3)	Total

	(in millions of €)
Total Netherlands	5,301	5,405	25,728	36,434
North America
Public sector	80	94	231	405
Commercial	5,045	3,568	14,194	22,807
Consumer	2,087	2,590	40	4,717

Total North America	7,212	6,252	14,465	27,929
Rest of the World
Public sector	235	58	30	323
Commercial	10,048	1,180	2,246	13,474
Consumer	523	627	2,723	3,873

Total Rest of the World	10,806	1,865	4,999	17,670

Total (gross)	23,319	13,522	45,192	82,033

Due after 5 years
The Netherlands
Public sector		789	1,040	1,829
Commercial	1,611	6,070	5,971	13,652
Consumer	2,607	28,872	30,553	62,032

Total Netherlands	4,218	35,731	37,564	77,513
North America
Public sector	24	55	15	94
Commercial	1,554	2,969	1,213	5,736
Consumer	2,106	2,996	27	5,129

Total North America	3,684	6,020	1,255	10,959
Rest of the World
Public sector	209	95	9	313
Commercial	7,318	729	178	8,225
Consumer	462	658	699	1,819

Total rest of the World	7,989	1,482	886	10,357

Total (gross)	15,891	43,233	39,705	98,829

(1)	Variable rate loans are EURIBOR, London interbank offering rate (LIBOR), prime rate-based loans as well as adjustable rate loans with fixed interest periods of up to one year.

(2)	Adjustable rate loans are loans with fixed interest rates for a period that is shorter than the entire term of the loan.

(3)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.

     Private sector loans by type of collateral

       The following tables analyze private sector loans by type of collateral at the dates indicated. Unsecured loans include loans for which we have the right to require collateral. The information at December 31, 2005 and 2004 is presented under IFRS. The information at December 31, 2003, 2002 and 2001 is not available under IFRS and is presented under Dutch GAAP in a separate table. The Dutch GAAP information is not comparable to the information prepared in accordance with IFRS.

Private sector loans	IFRS At December 31,

	2005	2004

	(in millions of €)
Commercial
Public authority guarantees	4,404	8,135
Mortgages	28,441	23,956
Securities	3,487	764
Bank guarantees	3,121	3,029
Other forms of security	50,439	31,781

Unsecured	62,519	59,379

Total commercial loans	152,411	127,044
Consumer
Public authority guarantees	3	151
Mortgages	93,826	79,639
Securities	2,074	2,647
Bank guarantees	856	2,414
Other forms of security	7,077	7,354
Unsecured	18,872	14,919

Total consumer loans	122,708	107,124

Total private sector loans (gross)	275,119	234,168

Total private sector loans (net)(1)	272,134	230,999

Private sector loans	Dutch GAAP At December 31,

	2003	2002	2001

	(in millions of €)
Commercial
Public authority guarantees	11,382	10,313	3,879
Mortgages	28,074	20,859	20,561
Securities	1,006	1,764	2,605
Bank guarantees	3,113	2,896	2,941
Unsecured	87,408	106,464	123,784

Total commercial loans	130,983	142,296	153,770
Consumer
Public authority guarantees	50	472	6,706
Mortgages	80,794	85,455	80,122
Unsecured	26,862	23,038	24,032

Total consumer loans	107,706	108,965	110,860

Total private sector loans (gross)	238,689	251,261	264,630

Total private sector loans (net)(1)	234,778	247,229	260,175

(1)	The difference between total private sector loans (gross) and total private sector loans (net) represents our specific allowance for loan losses. For a discussion of our provisioning policy, see “—Analysis of loan loss experience: Provisions and allowances for loan losses—Provisioning policy”.

     Commercial loans by industry

       The following table analyzes commercial loans by industry at the dates indicated. The information at December 31, 2005 and 2004 is presented under IFRS. The information at December 31, 2003, 2002 and 2001 is not available under IFRS and is presented under Dutch GAAP in a separate table. The Dutch GAAP information is not comparable to the information prepared in accordance with IFRS.

Loans – industry	IFRS At December 31,

	2005	2004

	(in millions of €)
Agriculture, mining and energy	12,377	11,439
Manufacturing	27,758	24,060
Construction and real estate	30,860	22,516
Wholesale and retail trade	19,439	16,412
Transportation and communications	18,012	12,314
Financial services	15,873	19,800
Business services	10,233	10,284
Education, healthcare and other services	17,859	10,219

Total commercial loans (gross)	152,411	127,044

Loans – industry	Dutch GAAP At December 31,

	2003	2002	2001

	(in millions of €)
Agriculture, mining and energy	11,202	13,877	9,379
Manufacturing	27,980	31,132	31,482
Construction and real estate	19,025	20,477	20,268
Wholesale and retail trade	18,329	19,280	20,990
Transportation and communications	12,966	14,375	18,370
Financial services	22,086	20,198	22,026
Business services	10,565	11,881	16,534
Education, healthcare and other services	8,830	11,076	14,721

Total commercial loans (gross)	130,983	142,296	153,770

  Loan portfolio by region

       Set forth below is an analysis of our loan portfolio by region. The loan portfolio of our Dutch, European (non-Dutch) and North American operations comprised 88% of our total loan portfolio at December 31, 2005. The remainder of the total loan portfolio (described hereunder in “Rest of the World”) at December 31, 2005 includes 6% from Asian operations, 5% from Latin American operations and less than 1% from Middle East and African operations. The information at December 31, 2005 and 2004 is presented under IFRS. The information at December 31, 2003, 2002 and 2001 is not available under IFRS and is presented under Dutch GAAP in a separate table. The Dutch GAAP information is not comparable to the information prepared in accordance with IFRS.

     Netherlands loan portfolio

       The Netherlands loan portfolio comprises loans originated from offices and branches located in the Netherlands. The following tables analyze, at the dates indicated, the Netherlands loan portfolio broken down into the location of the borrower, and, in the case of private sector loans, type of collateral and industry of the borrower.

Netherlands – loans by customer location	IFRS At December 31,

	2005	2004

	(in millions of €)
Public sector
The Netherlands	480	601
Rest of Europe	1,468	35
North America	—	—
Rest of the World	352	419

	1,820	454

Total public sector loans (gross)	2,300	1,055

Private sector
The Netherlands	135,842	129,379
Rest of Europe	5,941	7,228
North America	2,244	1,341
Rest of the World	6,758	4,425

	14,943	12,994

Total private sector loans (gross)	150,785	142,373

Netherlands – loans by customer location	Dutch GAAP At December 31,

	2003	2002	2001

	(in millions of €)
Public sector
The Netherlands	577	1,019	1,680
Rest of Europe	129	538	308
North America	—	—	—
Rest of the World	422	705	562

	551	1,243	870

Total public sector loans (gross)	1,128	2,262	2,550

Private sector
The Netherlands	125,922	124,083	118,652
Rest of Europe	6,342	3,999	5,061
North America	794	2,428	1,062
Rest of the World	4,314	4,473	5,401

	11,450	10,900	11,524

Total private sector loans (gross)	137,372	134,983	130,176

Netherlands – private sector loans by type of collateral	IFRS At December 31,

	2005	2004

	(in millions of €)
Commercial
Public authority guarantees	971	5,270
Mortgages	11,209	10,602
Securities	240	138
Bank guarantees	293	495
Other types of collateral	16,012	1,585
Unsecured	27,457	35,698

Total commercial loans (gross)	56,182	53,788
Consumer
Mortgages	77,412	69,060
Securities	1,526	2,041

Bank guarantees	807	2,403
Other types of collateral	2,545	4,290
Unsecured	12,313	10,791

Total consumer loans (gross)	94,603	88,585

Total private sector loans (gross)	150,785	142,373

Netherlands – private sector loans by type of collateral	Dutch GAAP At December 31,

	2003	2002	2001

	(in millions of €)
Commercial
Public authority guarantees	8,083	7,282	1,033
Mortgages	12,353	5,248	5,054
Securities	146	645	740
Bank guarantees	710	452	265
Unsecured	31,698	40,692	47,237

Total commercial loans (gross)	52,990	54,319	54,329
Consumer
Public authority guarantees	0	469	6,624
Mortgages	65,095	63,959	54,389
Unsecured	19,287	16,236	14,834

Total consumer loans (gross)	84,382	80,664	75,847

Total private sector loans (gross)	137,372	134,983	130,176

Netherlands – commercial loans by industry	IFRS At December 31,

	2005	2004

	(in millions of €)
Agriculture, mining and energy	6,417	5,761
Manufacturing	7,136	8,255
Construction and real estate	11,454	7,282
Wholesale and retail trade	9,210	7,463
Transportation and communications	4,967	3,223
Financial services	5,320	13,402
Business services	3,110	4,681
Education, healthcare and other services	8,568	3,721

Total commercial loans (gross)	56,182	53,788

Netherlands – commercial loans by industry	Dutch GAAP At December 31,

	2003	2002	2001

	(in millions of €)
Agriculture, mining and energy	5,239	5,539	3,993
Manufacturing	8,932	9,259	7,427
Construction and real estate	6,239	6,698	5,680
Wholesale and retail trade	6,626	7,729	7,477
Transportation and communications	3,527	4,051	1,923
Financial services	15,069	12,533	15,694
Business services	3,996	4,559	7,106
Education, healthcare and other services	3,362	3,951	5,029

Total commercial loans (gross)	52,990	54,319	54,329

     European loan portfolio

       The European loan portfolio is comprised of loans made from offices and branches located in Europe, excluding the Netherlands. The following tables analyze, at the dates indicated, the European private sector loan portfolio by type of collateral and industry of the borrower.

Europe – private sector loans by type of collateral	IFRS At December 31,

	2005	2004

	(in millions of €)
Commercial
Public authority guarantees	1,799	1,463
Mortgages	1,153	453
Securities	2,833	363
Bank guarantees	1,101	913
Other types of collateral and unsecured	8,656	9,368
Unsecured	15,340	10,542

Total commercial loans (gross)	30,882	23,102

Consumer
Public authority guarantees	3	151
Mortgages	251	183
Securities	336	396
Bank guarantees	11	3
Other types of collateral	455	109
Unsecured	483	523

Total consumer loans (gross)	1,539	1,365

Total private sector loans (gross)	32,421	24,467

Europe – private sector loans by type of collateral	Dutch GAAP At December 31,

	2003	2002	2001

	(in millions of €)
Commercial
Public authority guarantees	1,778	1,584	1,382
Mortgages	1,684	438	455
Securities	360	480	704
Bank guarantees	936	717	798
Unsecured	22,491	23,311	24,766

Total commercial loans (gross)	27,249	26,530	28,105

Consumer
Public authority guarantees	49	0	33
Mortgages	185	241	311
Unsecured	1,022	1,050	1,171

Total consumer loans (gross)	1,256	1,291	1,515

Total private sector loans (gross)	28,505	27,821	29,620

Europe – commercial loans by industry	IFRS At December 31,

	2005	2004

	(in millions of €)
Agriculture, mining and energy	2,973	2,615
Manufacturing	4,662	4,631
Construction and real estate	2,308	1,311
Wholesale and retail trade	2,494	2,533
Transportation and communications	7,948	5,492

Europe – commercial loans by industry	IFRS At December 31,

	2005	2004

	(in millions of €)
Financial services	5,017	3,216
Business services	3,380	2,359
Education, healthcare and other services	2,100	945

Total commercial loans (gross)	30,882	23,102

Europe – commercial loans by industry	Dutch GAAP At December 31,

	2003	2002	2001

	(in millions of €)
Agriculture, mining and energy	1,513	1,989	1,719
Manufacturing	6,115	6,712	8,351
Construction and real estate	2,225	1,761	1,104
Wholesale and retail trade	3,956	3,082	3,623
Transportation and communications	4,680	4,316	4,420
Financial services	4,104	3,630	3,568
Business services	3,214	2,946	2,875
Education, healthcare and other services	1,442	2,094	2,445

Total commercial loans (gross)	27,249	26,530	28,105

     North American loan portfolio

       The North American loan portfolio is comprised of loans made by the LaSalle Bank Corporation and Subsidiaries, loans made by offices and branches of the Bank. The following tables analyze, at the dates indicated, the North American private sector loan portfolio by type of collateral and by industry of the borrower. Through July 2001, loans made by European American Bank were also included.

North America – private sector loans by type of collateral	IFRS At December 31,

	2005	2004

	(in millions of €)
Commercial
Public authority guarantees	1,227	961
Mortgages	15,724	12,565
Securities	73	63
Bank guarantees	871	288
Other types of collateral and unsecured	20,083	17,837
Unsecured	6,715	3,746

Total commercial loans (gross)	44,693	35,460
Consumer
Mortgages	14,750	9,311
Securities	33	33
Bank guarantees	—	1
Other types of collateral and unsecured	378	314
Unsecured	57	57

Total consumer loans (gross)	15,218	9,716

Total private sector loans (gross)	59,911	45,176

North America – private sector loans by type of collateral	Dutch GAAP At December 31,

	2003	2002	2001

	(in millions of €)
Commercial
Public authority guarantees	1,100	1,202	1,124
Mortgages	13,658	14,755	14,633
Securities	264	298	783
Bank guarantees	466	815	463
Unsecured	22,697	30,401	34,655

Total commercial loans (gross)	38,185	47,471	51,658

Consumer
Mortgages	14,128	19,914	23,564
Unsecured	540	941	1,789

Total consumer loans (gross)	14,668	20,855	25,353

Total private sector loans (gross)	52,853	68,326	77,011

North America – commercial loans by industry	IFRS At December 31,

	2005	2004

	(in millions of €)
Agriculture, mining and energy	1,637	1,885
Manufacturing	8,579	5,954
Construction and real estate	15,766	13,116
Wholesale and retail trade	5,210	4,375
Transportation and communications	3,240	2,067
Financial services	2,751	1,452
Business services	2,861	2,552
Education, healthcare and other services	4,649	4,059

Total commercial loans (gross)	44,693	35,460

North America – commercial loans by industry	Dutch GAAP At December 31,

	2003	2002	2001

	(in millions of €)
Agriculture, mining and energy	3,506	5,078	1,857
Manufacturing	7,816	10,228	10,084
Construction and real estate	9,922	11,340	12,604
Wholesale and retail trade	5,605	6,267	7,451
Transportation and communications	2,949	3,990	9,832
Financial services	1,974	2,469	684
Business services	2,623	3,741	3,054
Education, healthcare and other services	3,790	4,358	6,092

Total commercial loans (gross)	38,185	47,471	51,658

     Rest of the world loan portfolio

       The Rest of the World loan portfolio is comprised of loans made from offices and branches around the world, excluding the Netherlands, Europe and North America. The following tables analyze, at the dates indicated, the Rest of the World private sector loan portfolio by type of collateral and industry of the borrower.

Rest of the world – private sector loans by type of collateral	IFRS At December 31,

	2005	2004

	(in millions of €)
Commercial
Public authority guarantees	407	441
Mortgages	355	336
Securities	341	200
Bank guarantees	856	1,333
Other types of collateral and unsecured	5,688	2,991
Unsecured	13,007	9,393

Total commercial loans (gross)	20,654	14,694
Consumer
Mortgages	1,413	1,084
Securities	179	177
Bank guarantees	38	7
Other types of collateral and unsecured	3,699	2,642
Unsecured	6,019	3,548

Total consumer loans (gross)	11,348	7,458

Total private sector loans (gross)	32,002	22,152

Rest of the world – private sector loans by type of collateral	Dutch GAAP At December 31,

	2003	2002	2001

	(in millions of €)
Commercial
Public authority guarantees	421	245	340
Mortgages	379	418	419
Securities	236	341	378
Bank guarantees	1,001	912	1,415
Unsecured	10,522	12,060	16,054

Total commercial loans (gross)	12,559	13,976	18,606
Consumer
Public authority guarantees	2	3	49
Mortgages	1,386	1,341	1,858
Unsecured	6,012	4,811	6,238

Total consumer loans (gross)	7,400	6,155	8,145

Total private sector loans (gross)	19,959	20,131	26,751

Rest of the world – commercial loans by industry	IFRS At December 31,

	2005	2004

	(in millions of €)
Agriculture, mining and energy	1,350	1,178
Manufacturing	7,381	5,220
Construction and real estate	1,332	807
Wholesale and retail trade	2,525	2,041
Transportation and communications	1,857	1,532
Financial services	2,785	1,730
Business services	882	692
Education, healthcare and other services	2,542	1,494

Total commercial loans (gross)	20,654	14,694

Rest of the world – commercial loans by industry	Dutch GAAP At December 31,

	2003	2002	2001

	(in millions of €)
Agriculture, mining and energy	944	1,271	1,810
Manufacturing	5,117	4,933	5,101
Construction and real estate	639	678	840
Wholesale and retail trade	2,142	2,202	2,188
Transportation and communications	1,810	2,018	2,094
Financial services	939	1,566	2,080
Business services	732	635	3,312
Education, healthcare and other services	236	673	1,181

Total commercial loans (gross)	12,559	13,976	18,606

  Analysis of loan loss experience: Provisions and allowances for loan losses

     Provisioning policy

       We have developed provisioning policies in respect of the various loan classes of business in which the Bank engages. These policies are kept under constant review and adjusted to reflect, among other things, the Bank’s actual loss experience, developments in credit risk modeling techniques and changes in legislation in the various jurisdictions in which the Bank operates. We will now describe these policies in more detail for the different loan portfolios.

       For 2005 and 2004 under IFRS, all portfolios, the amount of the impairment loss is measured as the difference between the carrying amount of the loan and the present value of estimated future cash flows, including cash flows from foreclosures if the loan is collateralized, discounted at the original effective interest rate of the loan. If a group of loans is collectively evaluated for impairment, future cash flows are estimated on the basis of the contractual cash flows and historical experience for assets with similar credit characteristics. For 2003, 2002 and 2001 under Dutch GAAP, the future cash flows were not discounted.

     Corporate and commercial loans

       At least once a year, the Bank’s dedicated credit committees or its authorized individuals will review the status of its corporate and commercial clients to whom it grants credits. Additionally, the Bank’s credit officers continually monitor the quality of loans. Should the quality of a loan or the borrower’s financial strength deteriorate to the extent that doubts arise over the borrower’s ability to repay the loan, management of the relationship is transferred to the Financial Restructuring & Recovery (FR&R) units. After making an assessment, FR&R determines the amount, if any, of the specific provision that should be made, after taking into account the value of collateral. At the close of each quarterly reporting period, the Group Risk Committee reviews specific provisions on the portfolio to ensure their adequacy.

     Consumer loan products

       We offer a wide range of consumer loan products and programmes such as personal loans, home mortgages, credit cards and home improvement loans. Provisioning for these products is carried out on a portfolio basis. A specific provision for each product is determined by the portfolio’s size and our loss experience.

     Mortgage servicing portfolio and mortgage repurchases in the US

       To make full use of economies of scale, we originate mortgage loans through brokers, its branch network, a national call centre and the internet. We sell the majority of such loans to investors but retains servicing rights. Credit risk is transferred to the investors but if operational deficiencies occur such as documentation errors or title issues, investors require us to repurchase affected loans. We maintain an operational reserve to cover this risk.

     Doubtful and non-performing loans

       Loans are classified as doubtful (UCR 6, 7 and 8 for corporate loans) as soon as there is doubt about the borrower’s lack of ability to meet its payment obligations to us in accordance with the original contractual terms. Where deemed necessary an allowance for loan losses (impairment loss) is determined on a per item or portfolio basis. Any loan that bears an impairment loss on principal and/or interest cash flows is defined as non-performing.

	IFRS
Non-performing loans	2005	2004

Total non-performing loans (in millions of euros)	4,736	5,337
Non-performing loans to private sector loans (gross, in %)	1.72	2.28
Allowances for loan losses to private sector loans (gross, in %)	1.09	1.36

       The volume of non-performing loans decreased by € 601 million in 2005, reflecting the improved quality of the credit portfolio. The ratio of non-performing loans to private sector loans developed favorably. Finally the ratio of allowances for loan losses to private sector loans also changed slightly, reflecting the higher quality of the credit portfolio.

       Non-performing loans as a percentage of total private sector loans (gross) decreased to 1.72% in 2005, coming from 2.28% in 2004, caused by absolute decreases in non-performing loans in North America, Netherlands and rest of Europe, partly offset by an absolute increase in Latin America and the growth of the volume of private sector loans. The provisions for loan losses as percentage of total private sector loans (gross) came down to 0.24% in 2005 from 0.26% in 2004. At December 31, 2005, total allowances were € 2,987 million, which is € 187 million or 5.9% lower than ultimo 2004. Allowances for loan losses as a percentage of total private sector loans (gross) decreased to 1.09% at December 31, 2005, as compared to 1.36% ultimo 2004.

     Provisions for loan losses

       The tables below show, for the years ended December 31, 2005 and 2004, the composition of the aggregate charge to income regarding the allowance for loan losses under IFRS.

Charge to income	IFRS For the Year Ended December 31,

	2005	2004

	(in millions of €)
Net provisions (1)	648	616

       The information for the years ended December 31, 2003, 2002 and 2001 is not available under IFRS. The table below shows the composition of the aggregate charge to income regarding the allowance for loan losses under Dutch GAAP for these years. The Dutch GAAP information is not comparable to the information prepared in accordance with IFRS.

Charge to income	Dutch GAAP For the Year Ended December 31,

	2003	2002	2001

	(in millions of €)
Net provisions for loan losses (1)	1,240	1,681	1,342
Net provisions for sovereign risk	34	14	84

Total provisions	1,274	1,695	1,426

(1)	Net of recoveries and releases. See “—Provisions for loan losses—Movements in allowances for loan losses”

       The tables below shows, for the years ended December 31, 2005 and 2004, the composition of our total provisions for loan losses under IFRS.
Provisions for loan losses	IFRS For the Year Ended December 31,

	2005	2004

	(in millions of €, except percentages)

The Netherlands	414	345
North America	(156)	116
Rest of the World	390	155

Total Provisions	648	616

Provision / private sector loans	0.24%	0.26%

       The level of the provisions for the year 2005 increased by € 32 million or 5.2% as compared to the year 2004. In the Netherlands, provisions increased by € 69 million or 20% to € 414 million, due to growth of the loan portfolio. In North America, improved credit conditions led to the net release in 2005. In the Rest of the World, provisions increased € 235 million to € 390 million, mainly caused by increased provisions in Brazil.

       The information for the years ended December 31, 2003, 2002 and 2001 is not available under IFRS and is presented under Dutch GAAP in separate tables. The Dutch GAAP information is not comparable to the information prepared in accordance with IFRS.

Provisions for loan losses	Dutch GAAP For the Year Ended December 31,

	2003	2002	2001

	(in millions of €, except percentages)
The Netherlands	313	279	234
North America	586	995	837
Rest of the World	341	407	271

Total Provisions	1,240	1,681	1,342
Provisions for Sovereign Risk	34	14	84

Total Provisions	1,274	1,695	1,426

Provision / private sector loans	0.52%	0.67%	0.51%

Specific provisioning by BU – net additions	IFRS

	Total 2005	C&CC	WCS	Other	Total 2004

	(in millions of euros)
Provisioning	648	754	(241)	135	616
Special provisioning to average RWA (bps)	25	46	(29)	91	26

       Provisioning for loan losses went up by € 32 million to € 648 million in 2005. In particular, WCS and the BU NA benefited from an improvement in the quality of the credit portfolio as well as from releases and recoveries.

       Provisioning in C&CC increased by € 169 million (29%) due to increases in the BU NL and BU Brazil, partly offset by continuing low levels of provisioning in the BU NA. Provisioning by each BU in C&CC was as follows:

    BU NL: provisioning for loan losses increased by € 104 million to € 277 million, mainly in the SME and consumer loan portfolio. This was a reflection of the relatively weak economic environment in the Netherlands, growth in total loan volume and the change in business mix as a result of the higher than average growth in our consumer finance portfolio. Provisioning for the mortgage portfolio remained relatively stable

    BU NA: provisioning fell from € 143 million to € 21 million. This decrease was due to lower gross provisioning levels as well as recoveries, reflecting the high credit quality of the loan portfolio

    BU Brazil: provisioning increased by € 144 million to € 363 million. This increase reflected the strong growth in the retail loan portfolio and the appreciation of the Brazilian real

    BU NGM: provisioning increased by € 26 million to € 67 million, reflecting the growth in the loan portfolio and higher credit card outstandings

    Bouwfonds: provisioning went up by € 17 million to € 26 million as a result of the non-Dutch mortgage portfolio.

       In WCS, provisioning declined by € 233 million to a net release of € 241 million driven by substantial releases in the telecom and energy sectors.

       In BU Private Equity, provisioning increased from € 16 million to € 34 million due to a provision taken in the UK portfolio.

       In Group Functions, provisioning increased by € 72 million, mainly due to the incurred but not identified (IBNI) loan loss allowance. The IBNI loan loss allowance is based on the quarterly review of the quantity and the composition of our overall loan portfolio and the resulting incurred but not identified loss.

     Movements in allowances

       The following tables analyze the movements of the allowances for loan losses and for sovereign risk: amounts written off (net of recoveries), new provisions charged against profit (increases and releases) and growth of the allowance for interest not recognized that is included in the specific allowance for loan losses.

       The information for the years ended December 31, 2003, 2002 and 2001 is not available under IFRS and is presented under Dutch GAAP in separate tables. The Dutch GAAP information is not comparable to the information prepared in accordance with IFRS.

Allowances	IFRS At December 31,

	2005	2004

	(in millions of €)
The Netherlands	1,646	1,693
North America	180	361
Rest of the World	1,161	1,120

Total allowances for loan losses(1)	2,987	3,174

(1)	Under IFRS, there are no specific allowances for sovereign risk. See accounting policies in our financial statements.

Allowances	Dutch GAAP At December 31,

	2003	2002	2001

	(in millions of €)
The Netherlands	1,524	1,391	1,320
North America	388	479	502
Rest of the World	2,100	2,259	2,678

Total allowances for loan losses	4,012	4,129	4,500
Allowances for sovereign risks	215	181	345

Total allowances	4,227	4,310	4,845

Movements in allowances for loan losses	IFRS For the Year Ended December 31,

	2005	2004

	(in millions of €)
Balance at beginning of year	3,174	4,304
Acquisitions, dispositions, currency translation differences and other adjustments	208	(746)
Amounts written off
Commercial	(322)	(241)
Consumer	(204)	(60)

Total Netherlands	(526)	(301)
North America	(178)	(277)
Rest of the World	(648)	(670)

Total	(1,352)	(1,248)
Recoveries
The Netherlands
Commercial	6	16
Consumer	10	7

Total Netherlands	16	23
North America	99	84
Rest of the World	121	63

Total	236	170

Net written off	(1,116)	(1,078)

Subtotal	2,266	2,480
Unrecognized interest (1)	73	78
New and increased specific provisions
The Netherlands	489	534
North America	262	295
Rest of the World	683	421

Total	1,434	1,250
Releases of specific provisions
The Netherlands	(59)	(166)
North America	(319)	(95)
Rest of the World	(172)	(203)

Total	(550)	(464)
Recoveries
The Netherlands	(16)	(23)
North America	(99)	(84)
Rest of the World	(121)	(63)

Total	(236)	(170)
New and increased provisions (net)	648	616

Balance at end of year	2,987	3,174

(1)	Unrecognized interest is either (i) booked into a separate account, or (ii) if for administrative reasons it cannot be booked as a specific unpaid interest claim, it is booked directly into the specific allowance for loan losses. Cash receipts of interest on non-performing loans are only recorded as interest revenue if the principal has been fully collected.

       Over 2005, the amounts written-off, excluding recoveries, increased € 104 million or 8.3% to € 1,352 million. This increase was driven by the Netherlands, where the amounts written-off increased by € 225 million or 74.8% to € 526 million. The amounts written-off in the North America decreased by € 99 million or 35.7% . In the Rest of the World, the amounts written-off were € 22 million or 3.3% lower.

Movements in allowances for loan losses	Dutch GAAP For the Year Ended December 31,

	2003	2002	2001

	(in millions of €)
Balance at beginning of year	4,129	4,500	4,195
Acquisitions, dispositions, currency translation differences and other adjustments	(331)	(590)	(227)
Amounts written off
Commercial	(241)	(156)	(98)
Consumer	(114)	(47)	(85)

Total Netherlands	(355)	(203)	(183)
North America	(528)	(1,019)	(543)
Rest of the World	(460)	(489)	(432)

Total	(1,343)	(1,711)	(1,158)
Recoveries
The Netherlands
Public sector	0	0	0
Commercial	11	14	4
Consumer	22	9	1

Total Netherlands	33	23	5
North America	79	43	58
Rest of the World	134	76	130

Total	246	142	193

Net written off	(1,097)	(1,569)	(965)

Subtotal	2,701	2,341	3,003
Unrecognized interest	71	107	155
New and increased specific provisions
The Netherlands	384	493	375
North America	686	1,170	972
Rest of the World	786	784	898

Total	1,856	2,447	2,245
Releases of specific provisions
The Netherlands	(40)	(199)	(136)
North America	(21)	(215)	(77)
Rest of the World	(309)	(210)	(497)

Total	(370)	(624)	(710)
Recoveries
The Netherlands	(33)	(28)	(5)
North America	(79)	(43)	(58)
Rest of the World	(134)	(71)	(130)

Total	(246)	(142)	(193)
New and increased specific provisions (net)	1,240	1,681	1,342

Balance at end of year	4,012	4,129	4,500

Movements in specific allowance for sovereign risk(1)	Dutch GAAP

	2003	2002	2001

	(in millions of €)
Balance at beginning of year	181	345	272
Currency translation differences	(7)	(42)	12
Provisions charged (released) against profit and loss account	34	14	84
Other movements(2)	7	(136)	(23)

Balance at end of year	215	181	345

(1)	Under IFRS, there are no specific allowances for sovereign risk. See accounting policies in our financial statements.

(2)	For 2002 there were no consolidation effects, and other movements reflect the reclassification of € 136 million formerly included in sovereign allowances to discounts under securities on January 1, 2002.

  Loan losses by industry

       The information for the years ended December 31, 2003, 2002 and 2001 is not available under IFRS and is presented under Dutch GAAP in separate tables. The Dutch GAAP information is not comparable to the information prepared in accordance with IFRS.

  Allowance for loan losses by industry

       The following tables analyze the allowance for loan losses by industry at December 31 of each of the last five years.

Allowance for loan losses by industry	IFRS At December 31, 2004

	2005	2004

	(in millions of €)
Agriculture, mining and energy	61	192
Manufacturing	348	564
Construction and real estate	93	106
Wholesale and retail trade	472	422
Transportation and communications	247	297
Financial services	574	653
Business services	266	258
Education, healthcare and other services	85	106

Total commercial (1)	2,146	2,598
Consumer (2)	841	576

Total private sector	2,987	3,174

Allowance for loan losses by industry	Dutch GAAP At December 31,

	2003	2002	2001

	(in millions of €)
Agriculture, mining and energy	285	329	358
Manufacturing	1,077	1,217	1,226
Construction and real estate	116	157	195
Wholesale and retail trade	500	675	740
Transportation and communications	375	367	412
Financial services	521	284	341
Business services	238	287	421
Education, healthcare and other services	334	308	301

Total commercial (1)	3,446	3,624	3,994
Consumer (2)	566	505	506

Total private sector	4,012	4,129	4,500

(1)	Commercial loans are evaluated on an individual basis. For more details, see “—Provisioning policy—Corporate and commercial loans”.

(2)	Consumer loans are generally evaluated on a portfolio basis. For more details, see “—Provisioning policy—Consumer loan products”.

  Analysis of loans by industry

       The following tables analyze the percentage of loans in each industry to total private sector loans at December 31 of each of the last five years.

Loans by industry	IFRS At December 31, 2004

	2005	2004

	(in percentages)
Agriculture, mining and energy	4.5	4.9
Manufacturing	10.1	10.2
Construction and real estate	11.2	9.6
Wholesale and retail trade	7.0	7.0
Transportation and communications	6.6	5.3
Financial services	5.8	8.5
Business services	3.7	4.4
Education, healthcare and other services	6.5	4.4

Total commercial	55.4	54.3
Consumer	44.6	45.7

Total private sector	100.0	100.0

Loans by industry	Dutch GAAP At December 31,

	2003	2002	2001

	(in percentages)
Agriculture, mining and energy	4.7	5.5	3.5
Manufacturing	11.7	12.5	11.9
Construction and real estate	8.0	8.1	7.7
Wholesale and retail trade	7.7	7.7	7.9
Transportation and communications	5.4	5.7	6.9
Financial services	9.3	8.0	8.3
Business services	4.4	4.7	6.2
Education, healthcare and other services	3.7	4.4	5.6

Total commercial	54.9	56.6	58.1
Consumer	45.1	43.4	41.9

Total private sector	100.0	100.0	100.0

  Net provisions for loan losses by industry

       The following tables analyze net provisions for loan losses by industry for each of the last five years.

Net provisions by industry	IFRS

	2005	2004

	(in millions of €)
Agriculture, mining and energy	(145)	(3)
Manufacturing	(12)	96
Construction and real estate	25	(4)
Wholesale and retail trade	118	135
Transportation and communications	(48)	(39)
Financial services	93	35
Business services	34	48
Education, healthcare and other services	187	186

Total commercial (1)	252	454
Consumer (2)	469	240

Total private sector	721	694
Of which unrecognized interest	73	78

Total specific provisions (net)	648	616

Net provisions by industry	Dutch GAAP

	2003	2002	2001

	(in millions of €)
Agriculture, mining and energy	119	172	207
Manufacturing	147	433	376
Construction and real estate	20	39	(3)
Wholesale and retail trade	137	204	74
Transportation and communications	135	389	235
Financial services	57	58	29
Business services	77	127	164
Education, healthcare and other services	192	93	94

Total commercial (1)	884	1,515	1,176
Consumer (2)	427	273	321

Total private sector	1,311	1,788	1,497
Of which unrecognized interest	71	107	155

Total provisions (net)	1,240	1,681	1,342

(1)	Commercial loans are evaluated on an individual basis. For more details, see “—Provisioning policy—Corporate and commercial Loans”.

(2)	Consumer loans are generally evaluated on a portfolio basis. For more details, see “—Provisioning policy—Consumer loan products”.

Analysis of write-offs by industry

The following tables analyze the amounts written off by industry during each of the last five years.

Write-offs by industry	IFRS

	2005	2004

	(in millions of €)
Agriculture, mining and energy	50	86
Manufacturing	227	279
Construction and real estate	24	21
Wholesale and retail trade	171	140
Transportation and communications	42	71
Financial services	31	39
Business services	45	81
Education, healthcare and other services	180	143

Total commercial	770	860
Consumer	582	388

Total private sector	1,352	1,248

       The write-offs by Industries show an increase of € 194 million or 50.0% in Consumer and a decrease in the commercial portfolio of € 90 million or 10.5% to € 770 million. The industry showing the sharpest decrease was Manufacturing with € 52 million or 18.6% .

Write-offs by industry	Dutch GAAP

	2003	2002	2001

	(in millions of €)
Agriculture, mining and energy	119	132	46
Manufacturing	195	405	291
Construction and real estate	41	28	29
Wholesale and retail trade	163	163	122
Transportation and communications	55	402	88
Financial services	179	98	72
Business services	100	127	86

Write-offs by industry	Dutch GAAP

	2003	2002	2001

	(in millions of €)
Education, healthcare and other services	61	76	78

Total commercial	913	1,431	812
Consumer	430	280	346

Total private sector	1,343	1,711	1,158

     Non-performing sovereign risk exposure and related specific allowances

       The following table sets forth our non-performing sovereign risk exposure and related specific allowances at December 31, 2003 under Dutch GAAP.

Sovereign risk exposure(1)	Dutch GAAP At December 31,

2003

(in millions of €, except percentages)
Sovereign risk / country risk exposure	338
Sovereign risk / country risk specific allowances	(215)

Net exposure	123

Net exposure as a percentage of group capital	0.39%

(1)	Under IFRS, there are no specific allowances for sovereign risk. See accounting policies in our Financial Statements.

       Total non-performing sovereign risk exposure, excluding trade debts, was relatively stable in 2003. Specific allowances for sovereign risk represented 64% of total sovereign risk exposure at December 31, 2003.

  Potential credit risk loans

       The tables below provide an analysis of our doubtful loans for each of the last five years. “Doubtful loans” are all loans classified as “doubtful” or “loss” for which in general a specific provision has been made, although doubtful loans can still be performing. The amounts are stated before deduction of the value of collateral held, the specific allowances carried and interest not recognized. As we are not required by Dutch regulations to classify loans as “non-accrual”, “accruing past due”, “restructured” and “potential problem” loans, as defined by the SEC, the tables below are based on available data. The information at December 31, 2003, 2002 and 2001 is not available under IFRS and is presented under Dutch GAAP in separate tables. The Dutch GAAP information is not comparable to the information prepared in accordance with IFRS.

Doubtful loans	IFRS At December 31,

	2005	2004

	(in millions of €)
Non-performing loans(1)
The Netherlands	2,048	2,400
Europe, outside the Netherlands	628	864
North America	933	1,402
Latin America and the Caribbean	834	375
Middle East and Africa	56	50
Asia/Pacific	237	246

Total non-performing loans	4,736	5,337

Doubtful loans	IFRS At December 31,

	2005	2004

	(in millions of €)
Other doubtful loans(2)
The Netherlands	626	989
Europe, outside the Netherlands	14	24
North America	153	152
Latin America and the Caribbean	68	27
Middle East and Africa	0	0
Asia/Pacific	2	5

Total other doubtful loans	863	1,197

Total doubtful loans	5,599	6,534

(1)	Under IFRS, “Non-performing loans” are doubtful loans for which there is objective evidence that not all contractually agreed amounts will be collected and for which an allowance for loan losses is established.

(2)	“Other doubtful loans” are potential problem loans on which we continue to charge interest that is included in interest revenue.

Doubtful loans	Dutch GAAP At December 31,

	2003	2002	2001

	(in millions of €)
Non-accrual loans and non-performing loans(1)
The Netherlands	1,041	1,539	1,622
Europe, outside the Netherlands	1,255	1,033	—
North America	1,092	2,092	1,469
Latin America and the Caribbean	490	301	—
Middle East and Africa	89	54	—
Asia/Pacific(3)	988	1,113	2,768

Total non-accrual and non-performing loans	4,955	6,132	5,859
Doubtful, still accruing loans(2)
The Netherlands	1,718	1,914	1,920
Europe, outside the Netherlands	68	183	—
North America	442	264	74
Latin America and the Caribbean	143	400	—
Middle East and Africa	10	491	—
Asia/Pacific(3)	72	48	748

Total accruing loans	2,453	3,300	2,742

Total doubtful loans	7,408	9,432	8,601

(1)	Under Dutch GAAP “Non-performing loans” are doubtful loans that are placed on a non-accrual basis, which means that the contractual interest is no longer recognized in our income statement. Such unrecognized interest is then either (i) booked into a separate account, or (ii) if for administrative reasons it cannot be booked as a specific unpaid interest claim, it is booked directly into the specific allowance for loan losses. Cash receipts of interest on non-performing loans are only recorded as interest revenue if the principal has been fully collected.

(2)	“Accruing loans” are potential problem loans on which we continue to charge interest that is included in interest revenue.

(3)	For 2001, “Asia/Pacific” included Latin America and the Caribbean, the Middle East and Africa, and Asia/Pacific as individual break-outs were not available.

       The following table sets forth the outstanding principal balance of loans as of December 31 for each of the last five years that were restructured.

	IFRS At December 31,

Restructured loans	2005	2004

	(in millions of €)
The Netherlands	18	-
Rest of the World	303	149

Total	321	149

	Dutch GAAP At December 31,

Restructured loans	2003	2002	2001

	(in millions of €)
Rest of the World	214	450	502

Total	214	450	502

  Cross-border outstandings

       Our operations involve significant exposure in non-local currencies. Cross-border outstandings are based on the country of domicile of the borrower and comprise loans denominated in currencies other than the borrower’s local currency. For an explanation of how we define and measure cross-border risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Cross-border risk”.

       Cross-border outstandings exceeding 1% of total assets at December 31, 2005, 2004, 2003 and 2002 are shown in the following tables. These figures are not netted for any legally enforceable written guarantees of principal or interest by domestic or other non-local third parties. At the dates below, there are no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal. The table does not include off-balance sheet items.

	IFRS

Cross-border outstandings	Percentage of Total Assets	Total Amount	Banks	Government	Private Sector

	(in millions of €, except percentages)
At December 31, 2005
United Kingdom	5.29	46,569	21,200	210	25,160
Germany	4.87	42,938	10,317	26,424	6,197
United States	2.59	22,771	3,915	3,361	15,495
Italy	2.49	21,920	6,240	11,532	4,148
Japan	2.38	20,982	305	17,935	2,742
France	2.37	20,852	13,109	3,250	4,493
Spain	1.99	17,546	11,949	2,516	3,081
Belgium	1.03	9,050	2,331	2,777	3,942
Sweden	0.85	7,509	2,355	3,005	2,149
Ireland	0.80	7,016	3,574	557	2,886
At December 31, 2004
Germany	5.91	35,955	9,450	22,702	3,803
United Kingdom	5.08	30,920	13,505	1	17,414
France	2.21	13,453	5,312	4,945	3,196
United States	2.21	13,424	3,746	3,004	6,674
Italy	2.09	12,716	3,678	5,295	3,743
Belgium	1.54	9,376	1,820	3,653	3,903
Sweden	1.39	8,478	1,699	4,183	2,596
Spain	1.14	6,690	2,457	2,474	2,029

       The information at December 31, 2003 and 2002 is not available under IFRS and is presented under Dutch GAAP in a separate table. The Dutch GAAP information is not comparable to the information prepared in accordance with IFRS.

	Dutch GAAP

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

       Cross-Border Outstandings Between 0.75% and 1% of Total Assets

       Cross-border outstandings to borrowers in countries in which such outstandings amounted to between 0.75% and 1% of total assets totaled € 14,525 million at December 31, 2005 and related to Sweden and Ireland. At December 31, 2005, these outstandings totaled € 9,947 million and related to Taiwan and Japan.

  Loan concentrations

       One of the principal factors influencing the quality of our earnings and loan portfolio is diversification of loans by region, industry and borrower. A concentration exists when loans are made to a multiple number of borrowers engaged in similar activities, all of whom are subject to roughly the same effects of economic conditions or other changes. At December 31, 2005, there was no concentration of loans exceeding 10% of our total loans (gross).

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

Deposits	Average Amount 2005	Average Rate(%)	Average Amount 2004	Average Rate(%)

Banks
The Netherlands
Time deposits(1)	41,202	3.5%	34,724	3.1%
Demand deposits/Current account	7,178	2.8%	6,683	2.5%
Foreign
Time deposits(1)	84,014	3.9%	70,282	3.8%
Demand deposits/Current account	29,089	1.9%	25,358	1.4%

Total customer accounts
The Netherlands
Saving accounts	46,259	2.8%	43,180	2.8%
Time deposits(1)	30,535	4.1%	30,552	3.9%
Demand deposits/Current account	40,443	2.1%	37,653	2.0%
Others	8,362	4.1%	7,438	4.1%
Foreign
Saving accounts	34,015	2.8%	31,085	1.8%
Time deposits(1)	74,842	5.0%	71,690	3.4%
Demand deposits/Current account	44,475	2.0%	37,277	1.3%
Others	15,168	3.7%	16,360	2.7%

(1)	Includes our Eurodollar deposit activities and professional securities transactions. Time deposits are funds whereby the original term, the period of notice and interest payable have been agreed upon with the counterparty.

       Deposits of $100,000 or more

       At December 31, 2005, deposits of $100,000 or more or the equivalent in other currencies, held in the United States, in time deposits and certificates of deposits by term remaining until maturity were:

Deposits of $100,000 or more	IFRS At December 31, 2005

(in millions of €)
3 months or less	7,874
more than 3 months but less than 6 months	3,976
more than 6 months but less than 12 months	4,266
over 12 months	7,705

Total	23,821

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

	IFRS
Short-term borrowings	2005	2004

	(in millions of €, except percentages)
Year-end balance	51,873	32,326
Average balance	44,878	29,857
Maximum month-end balance	55,095	41,497
Average interest rate during the year	2.62%	2.2%
Average interest rate at year-end	2.9%	2.1%

Short-term borrowings	Dutch GAAP 2003

(in millions of €, except percentages)
Year-end balance	16,101
Average balance	20,960
Maximum month-end balance	25,849
Average interest rate during the year	1.9%
Average interest rate at year-end	1.5%

  D. Research and development, patents and licenses etc.

       Not applicable.

  E. Trend information

       The composition of our revenues and the structure of our assets and liabilities in recent years have been affected by changing economic conditions. This included a currency appreciation of the Brazilian real against the Euro of 22.6% (comparing the average rate in 2005 with the average rate in 2004), a highly competitive environment for commercial lending and mortgages in the United States impacting our margins and a slow pace of economic growth in the Netherlands resulting in higher levels of loan impairment and other credit risk provisions. In addition, a flattening of the yield curve has had a negative impact on our net interest income both in the United States and the Euro zone. However, we expect that in 2006 the decline in the asset yield will slow and that the negative impact of the flattening of the yield curve will be compensated by growth in loan volume.

       In 2006, we believe that the United States will continue to experience healthy economic growth, while Europe in general, and the Netherlands in particular, will expand more modestly. For a further description of these and other trends that affected our business in recent periods, see the discussion above under “Operating Results”.

  F. Off-Balance sheet arrangements

       We have no off-balance sheet entities or off-balance sheet arrangements that are reasonably likely to have a material adverse effect on liquidity or the availability of or the requirements for capital resources, and our hedging activities are non-speculative. For a discussion of the impact of off-balance sheet entities see Note 50 to our consolidated financial statements.

  G. Tabular disclosure of contractual obligations

       Our contractual and contingent obligations and commitments at December 31, 2005 are summarized in the following schedules.

Contractual Obligations	IFRS Payments Due by Period

	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	After 5 Years

	(in billions of €)
Issued debt securities(1)	170.6	102.4	17.3	17.2	33.7
Subordinated liabilities(1)	19.1	1.2	2.2	2.9	12.8
Purchase obligations	0.2	0.2	-	-	-
Other long-term obligations	633.5	583.2	15.8	7.0	27.5

(1)	Contractual obligations for finance lease agreements totaled € 15 million as of December 31, 2005, with € 5 million payable after one year.

       Other long-term obligations consist of liabilities for deposits and other client accounts (€ 232.9 billion at December 31, 2005), to banks (€ 167.8 billion at December 31, 2005), for savings accounts (€ 84.2 billion at December 31, 2005) and financial liabilities held for trading (€ 148.6 billion at December 31, 2005). For further information see Note 38 to our consolidated financial statements. Details of operating leases can be found in Note 33 to our consolidated financial statements.

       For an analysis of the maturities of our liabilities at December 31, 2005, see the notes to our consolidated financial statements.

Other commercial commitments	IFRS Payments Due by Period

	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	After 5 Years

	(in billions of €)
Committed facilities	141.0	82.1	17.8	24.3	16.8
Commitments with respect to:
Guarantees granted	41.5	22.7	6.4	3.6	8.8
Irrevocable letters of credit	4.5	4.1	0.2	0.2	-
Recourse risks arising from discounted bills	0.0	0.0	-	-	-

       Since December 2004 we have global service agreements with five IT vendors for five years, for a total value of approximately € 1.8 billion.

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

       The Supervisory Board supervises the policy conducted by the Managing Board, as well as the company’s general course of affairs and its business. In addition, it shall assist management with advice. In performing their duties, the members of the Supervisory Board shall be guided by the interest of the company and the enterprise connected therewith.

       Certain powers are vested within the Supervisory Board, such as the approval of certain resolutions by the Managing Board.

       Holding’s Supervisory Board is an independent body. Members of the Supervisory Board are appointed by the General Meeting of Shareholders. Supervisory Board members are appointed for a term of four years and may be reappointed thereafter. Members of the Supervisory Board may serve a maximum term of 12 years from the date of their first appointment as member of the Supervisory Board. In principle, members have agreed to retire by the day on which the annual general meeting of shareholders is held in the year in which he or she reaches the age of 70.

       The Supervisory Board appoints a chairman and a vice-chairman from among its members. It also appoints a secretary, who may or may not be a member of the Supervisory Board.

       To safeguard the independence of Supervisory Board members, the independence criteria as set out in the Dutch corporate governance code are applied. On the basis of these criteria, a Supervisory Board member shall be deemed not independent if he or she or his or her spouse, registered partner or other life companion, foster child or relative by blood or marriage up to the second degree:

a)	has been an employee or member of the Managing Board of Holding (including associated companies as referred to in section 1 of the Dutch Disclosure of Major Holdings in Listed Companies Act (WMZ) 1996) in the five years prior to the appointment;

b)	receives personal financial compensation from Holding, or a company associated with it, other than the compensation received for the work performed as a member of the Supervisory Board and in so far as this is not in keeping with the normal course of business;

c)	has had an important business relationship with Holding, or a company associated with it, in the year prior to the appointment. This includes the case where the member of the Supervisory Board, or the firm of which he is a shareholder, partner, associate or adviser, has acted as adviser to Holding (consultant, external auditor, civil notary or lawyer) and the case where the member of the Supervisory Board is a managing board member or an employee of any bank with which Holding has a lasting and significant relationship;

d)	is a member of the managing board of a company in which a member of the Managing Board of the company he supervises is a supervisory board member;

e)	holds at least ten percent of the shares in Holding (including the shares held by natural persons or legal entities which cooperate with him under an express or tacit, oral or written agreement);

f)	is a member of the managing board or supervisory bard - or is a representative in some other way - of a legal entity which holds at least ten percent of the shares in Holding, unless such entity is a member of the same group as the company;

g)	has temporarily managed Holding at any time during the previous twelve months when member(s) of the Managing Board were absent or unable to discharge their duties.

       Not more than one member of the Supervisory Board can be not independent. All current members of the Supervisory Board qualify as independent.

       The remuneration of each member of the Supervisory Board is determined by the General Meeting of Shareholders, following a proposal to that effect by the Supervisory Board.

       The members of the Supervisory Board of Holding and Bank are currently as follows:

Name	Year of Appointment	Term Expires	Age	Principal Occupation(s)	Other relevant position(s)

A.A. Loudon, Chairman	1994	2006	69	Former Chairman of the Managing Board of Akzo Nobel N.V.	1. Chairman Board Trust Office Preference Shares Buhrmann 2. Chairman of Supervisory Board of Akzo Nobel 3. Member International Advisory Board Allianz A.G.

A.C. Martinez, Vice-chairman	2002	2006	66	Former Chairman and Chief Executive Officer of Sears, Roebuck & Co. Inc., Chicago	1 Non-Executive Director International Flavors and Fragrances, Inc.
  2 Non-Executive Director Liz Claiborne Inc.
  3 Non-Executive Director PepsiCo, Inc.
  4   Non-Executive Director IAC/Interactive Corp.
					5 Member of the Board of Advisors of Marakon Associates

A. Burgmans	1998	2006	59	Non-Executive Chairman of the Board of Unilever Plc and Unilever N.V	1. Member of the International Advisory Board of Allianz AG 2. Non-Executive Director BP Plc

Ms. L.S. Groenman	1999	2007	65	Former Crown member Sociaal- Economische Raad	1. Chairman LBL (Expertice centre for Age and Society)

Name	Year of Appointment	Term Expires	Age	Principal Occupation(s)	Other relevant position(s)

D.R.J. Baron de Rothschild	1999	2007	63	Senior partner Rothschild & Cie. Banque,	1. Chairman of Rothschilds
  Continuation Holdings
  2. Vice-chairman of Rothschild
  Bank Zurich
  3. Vice chairman of the
  Supervisory Board of Paris Orleans
  4. Member of the Supervisory
  Board Compagnie financiere Saint-Honore
  5. Member of the Supervisory
  Board Compagnie Financiere
					Martin Maurel

Mrs. T.A. Maas-de Brouwer	2000	2008	59	President of Hay Vision Society	1. Member Supervisory Board Schiphol Group 2. Member Supervisory Board Philips Electronics Netherlands N.V. 3. Member Council Van Leer Group Foundation 4. Member Supervisory Board Arbo Unie
M.V. Pratini de Moraes	2003	2007	66	Former Minister of Agriculture, Lifestock and Food Supply for Brazil	1. Chairman of the Board of ABIEC – Brazilian Beef Exporters Association 2. Member of the Board of COSAN S.A. 3. Member of the Board of the Federation of Industries Sao Paulo, FIESP

P. Scaroni	2003	2007	59	Chief Executive Officer of ENI S.p.A., Rome, Italy	1. Member of the Board of “II Sole 24 Ore” Group
  2. Member of the Board of “Marzoto S.p.A.
  3. Non-Executive Director of Alliance UniChem plc
					4. Member of the Supervisory Board of Overseers, Columbia Business School, New York

Lord C.M. Sharman of Redlynch	2003	2007	63	Former Chairman of KPMG International, London, UK	1. Chairman Aviva plc
  2. Non-Executive Chairman of Aegis plc
  3. Non-Executive Director BG
  International plc
  4. Non-Executive director Reed
  Elsevier plc and Reed Elsevier N.V.
					5. Member of the House of Lords

A.A. Olijslager	2004	2008	62	Former Chairman of the Board of Friesland Coberco Dairy Foods Holding N.V.	1. Member of the Supervisory
  Board of Center Parcs N.V.
  2. Member of the Investment
  Committee NPM Capital N.V.
  3. Vice-chairman Supervisory
  Board Avebe U.A.
  4. Chairman of Nederlandse
  Vereniging van
					Participatiemaatschappijen

R.H. van den Bergh	2005	2009	55	Chairman of the Executive Board and Chief Executive Officer of VNU N.V.	1. Member of the Supervisory Board of Pon Holdings B.V. 2. Member of the Supervisory Board of NPM Capital N.V.

Name	Year of Appointment	Term Expires	Age	Principal Occupation(s)	Other relevant position(s)

A. Ruys	2005	2009	58	Former Chairman of the Executive Board of Heineken N.V.	1. Member of the Supervisory Board of Gtech Holdings Corporation, US 2. Member of the Supervisory Board of Sara Lee / DE International B.V. 3. Co-Chairman of Efficient Consumer Response Europe

  The members of the Managing Board of Holding and the Bank are currently as follows:

Name	Year of Appointment	Term Expires(1)	Principal Responsibility 2006	Principal Responsibility 2005

R.W.J. Groenink	1988	2012	Chairman of the Managing Board, Group Audit, Group Compliance & Legal, Group Human Resources	Chairman of the Managing Board

W.G. Jiskoot	1997	2013	Netherlands, Global Clients, Asset Management	Wholesale Clients and Asset
				Management
T. de Swaan (2)	1999	2006	Group Risk Management	Chief Financial Officer
J.Ch.L Kuiper	1999	2010	North America, Chairman Group Business Committee	Consumer & Commercial Clients

C.H.A. Collee	2000	2015	Europe, Private Clients, Consumer Clients Segment, Banca Antonveneta	Consumer & Commercial Clients

H.Y. Scott-Barrett	2000	2021	Chief Financial Officer, Group Finance, Investor Relations, Group Communications, Strategic Decision Support	Chief Operating Officer

H.G. Boumeester (3)	2006	2010	Group Risk Management, Corporate Development, Group M&A Portfolio	Senior Executive Vice President Asset Management

P.S. Overmars (3)	2006	2010	Asia, Global Markets, Commercial Clients Segment	Senior Executive Vice President Global Markets

R. Teerlink (3)	2006	2010	Latin America, Transaction Banking Services, EU Affairs & Market Infrastructure	Senior Executive Vice President Group Shared Services

(1)	Managing Board members are appointed until reaching the contractually agreed mandatory retirement age of 62, unless otherwise indicated. The newly appointed Managing Board members Mr. Boumeester, Mr. Overmars and Mr. Teerlink are each appointed for a term of four years, which may be extended by additional terms of four years

(2)	Mr. De Swaan will retire on May 1, 2006.

(3)	As at January 1, 2006.

       Rijkman Groenink was appointed Chairman of the Managing Board in May 2000. He was born on August 25, 1949 and is a Dutch citizen. He joined Amro Bank in 1974 and was appointed Head of Product Management Retail Accounts in 1976, Head of Syndicated Loans in 1978, Head of International Corporate Accounts in the International Division in 1980, Director of the Dutch Special Credit Department in 1982 and Senior Executive Vice President of Dutch Corporate Business in 1986. He was appointed to the managing board of Amro Bank in 1988. Following the merger of ABN Bank and Amro Bank in 1990, he was appointed to the Managing Board of ABN AMRO Bank. In 1995, he became responsible for the Netherlands Division. Principal outside directorships held include Flint Holding, Struik Holding and several charitable societies and foundations. His educational credentials include a law degree from the University of Utrecht.

       Wilco Jiskoot is the Managing Board member responsible for Business Unit Netherlands, Business Unit Global Clients, Business Unit Asset Management and ABN AMRO Capital. From November 2001 to January 2006, he was

  the Board member responsible for Wholesale Clients and ABN AMRO Capital (Business Unit Private Equity). Since November 2003, he has also been the Board member responsible for Asset Management. He was appointed member of the Managing Board in January 1997, with responsibility for a number of investment banking product lines. He was born on June 2, 1950 and is a Dutch citizen. He joined Amro Bank in 1976 as a management trainee and held a series of positions leading to his appointments in 1986 as Head of Capital Markets Group, Head of Institutional Banking Division in 1987 and Senior Executive Vice President of Financial Markets Group in 1988. He helped set up the ABN AMRO Rothschild equity capital markets joint venture in 1997. He holds a masters in business administration from the University of Rotterdam.

       Tom de Swaan has been member of the Managing Board since January 1999, and served as Chief Financial Officer until 1 January 2006. Currently he is responsible for Group Risk Management and responsible for the reporting of the 2005 Financial Results. He will retire on 1 May 2006. He has agreed to continue his services for the bank after his retirement as an advisor to the Managing Board, specifically on the topics of economic and financial affairs, and sustainable development. He was born on March 4, 1946 and is a Dutch citizen. He joined the Dutch Central Bank, officially “de Nederlandsche Bank,” after university in 1972. He was appointed to the Governing Board of the de Nederlandsche Bank in 1986 and was responsible for payment systems, information technology, Human Resources and planning and control. In 1992, he assumed responsibility for the supervision of credit institutions and mutual funds in the Netherlands. In that capacity he served as Chairman of the Joint Forum on Financial Conglomerates and the Banking Supervisory Committee of the European Monetary Institute. In 1997, he was appointed Chairman of the Basel Committee on Banking Supervision. He is a non-executive director on the Board of the United Kingdom’s Financial Services Authority and chairman of several Dutch civic institutions and charitable foundations. He holds a masters degree in economics from the University of Amsterdam.

       Joost Kuiper is the Board member responsible for the Business Unit North America and Chairman of the Group Business Committee (GBC). The GBC drives coordination across the Client and Product Business Units and Services. Previously he was responsible for the activities of the Business Unit Consumer & Commercial Clients in the Netherlands and North America, a position he has held since November 2003. He has shared responsibility for Consumer & Commercial Clients with Dolf Collee since 2000. He was appointed to the Managing Board in May 1999 with responsibility for the International Division. He was born on July 23, 1947 and is a Dutch citizen. He joined ABN AMRO in 1998 as a Senior Executive Vice President in Treasury and Fixed Income. He previously held a series of senior positions in Dutch financial institutions, including Chairman of Amsterdam-based investment bank MeesPierson (1996-98), Chairman of Fortis in the Netherlands (1997-98), and President of the European Options Exchange (1993-96). Between 1987 and 1993, he was member of the Managing Board of Granaria Beheer B.V. and a Managing Director of Refining & Trading Holland. He started his career in 1973 in the new issue and syndicate department of Amro Bank. He left in 1976 to take up positions at Banque Européene de Crédit in Brussels and Sogen-Swiss International in New York, before rejoining Amro Bank, first in New York and then in London and the Netherlands. Principal outside directorships include Hespri Holding and several charitable societies and foundations. He holds a masters degree in law from Leiden University, the Netherlands.

       Dolf Collee is the Board member responsible for the Business Unit Europe, Business Unit Private Clients, and Chairman of the Consumer Client Segment. Previously he was responsible for the activities of the Business Unit Consumer & Commercial Clients in Brazil and New Growth Markets, a position he has held since November 2003. He is also responsible for Private Clients. He was appointed to the Managing Board in June 2000, and was responsible for the Business Units Private Clients and Asset Management. He is also one of two Board members responsible for Consumer & Commercial Clients. He has always had particular responsibility for the business in New Growth Markets. He was born October 24, 1952 and is a Dutch citizen. He joined ABN bank in 1980 and held a series of positions within the Netherlands office network before becoming Regional General Manager for the region Zuid-Oost in 1992. Prior to his Managing Board appointment, he was Senior Executive Vice President Commercial Development within the Netherlands Division. Principal directorships include ABN AMRO Bouwfonds Nederlandse Gemeenten N.V., where he is Member of the Supervisory Board, Capitalia (where he is deputy chairman), K&H Bank Hungary, Kobalt Media Services B.V., the Netherlands Development Finance Company and several industry and educational institutions. He holds a masters degree in Dutch law from Erasmus University Rotterdam.

       Hugh Scott-Barrett has been the Chief Financial Officer since 1 January 2006. From November 2003 to January 2006, he was Chief Operating Officer responsible for Group Shared Services (GSS), Transaction Banking, Group Human Resources, Communications and Investor Relations. Additionally, he was responsible for launching a group-wide Services programme that focused on improved service quality, efficiencies reducing operational risk and agility across the Group. He was appointed to the Managing Board in June 2000. He was born on September 26, 1958 and is a British citizen. He joined ABN AMRO in 1996 as Head of Corporate Finance in Europe and later became the Global Head of Mergers & Acquisitions as a Senior Executive Vice President. He was previously one of the two Board members responsible for Wholesale Clients, particularly the five Client Coverage business units: Country Coverage; Integrated Energy; Telecom, Media, Technology and Healthcare; Consumer; and Financial Institutions & Public Sector. Furthermore, he was responsible for the Wholesale Business Units Corporate Finance (including the ABN AMRO Rothschild joint venture), Working Capital, Wholesale Change Management and Technology Operations and Property Services. He started his career in 1980 in the Corporate Finance Department at Kleinwort Benson. He joined SBC Warburg in 1984, became Deputy Chief Executive of SBC’s European activities in 1994 and subsequently rose to the function of Managing Director in Corporate Finance. He was educated at the University of Sorbonne and Merton College, Oxford.

       Huibert Boumeester was appointed to the Managing Board in January 2006. He is the Board Member responsible for Corporate Development, Group M&A Portfolio and Group Risk Management. Prior to this appointment, he was Chief Executive of ABN AMRO Asset Management. Mr. Boumeester was born on March 16, 1960 and is a Dutch citizen. He joined ABN AMRO in 1987 as a management trainee in Investment Banking and his subsequent appointments include: Head of the Energy Desk Europe; Head of Power Project Finance Europe; and Head of Project Finance Asia in Hong Kong; Head of Structured Finance Asia, based in Singapore, where he was responsible for Project Finance, Structured Trade Finance, Financial Engineering, Loan Syndication, Asset Securitization and Project Advisory. From 1998 to 2000, he was Country Manager for ABN AMRO Malaysia Berhad. From 2000 to 2002, he was Managing Director Global Financial Markets, where he was responsible for Leveraged Finance, Emerging Markets Debt Origination and Asset Securitisation. In May 2002, he was appointed Global Head of Integrated Energy. Directorships within ABN AMRO include ABN AMRO Asset Management Holding N.V., Montag & Caldwell Inc and Artemis Investment Management Limited. He holds directorships outside ABN AMRO at three charities. He has a masters degree in Law from the University of Leiden, the Netherlands.

       Piero Overmars was appointed to the Managing Board in January 2006 and is responsible for the Business Unit Asia as well as Business Unit Global Markets, and is Chairman of the Commercial Client segment. He was born on April 22, 1964 and is a Dutch citizen. In 1989 he joined ABN AMRO as a derivatives dealer and in 1996 was appointed Chief Dealer Cross Market Arbritrage, Bond Trading Europe. In 1997, he was named co-head Global Interest Rate Trading based in Amsterdam, and Regional Head Treasury & Fixed Income Asia, Singapore from 1999. In 2001, he became Country Representative and Head of Financial Markets Japan. Mr. Overmars was appointed Head of Global Financial Markets based in Amsterdam in 2002 and Head of Global Markets in 2004. He was named Chief Executive Officer of Wholesale Clients in 2005. Directorships within ABN AMRO include ABN AMRO Japan. He has a masters degree in Business Administration from Nijenrode University, Breukelen, the Netherlands.

       Ron Teerlink is the Board member responsible for the Business Unit Latin America, Business Unit Transaction Banking, Services and EU Affairs & Market Infrastructure. He was appointed to the Board in January 2006. He was born on January 28,1961 and is a Dutch citizen. He joined ABN AMRO in 1986 as an IT/System Analyst, and was appointed Head Project and Development ASI in 1992, International/Director Administration & Organisation, Cologne in 1994, and was Director Administration and Organisation in Frankfurt in 1995. Since 1999, he has been responsible for International Organisation and Information, Amsterdam and Europe/Operations in 2000. He was named Managing Director, Wholesale Clients/Operations Europe in 2001 and Senior Executive Vice President in 2002; Chief Operating Officer Wholesale Clients in 2002 and Chief Executive of Group Shared Services in 2004. Directorships within ABN AMRO include ABN AMRO Central Enterprise Services – India. Directorships outside ABN AMRO include Interpay Nederland BV. He has a masters degree in Economics from the Vrije Universiteit Amsterdam.

       The senior executive vice presidents of the Bank are currently as follows:

Name	Year of Appointment	Principal Occupation

H. Mulder	1998	Group Functions/Head of Sustainability Development and Risk Advisory Services
J. Sijbrand	1998	Business Unit Global Markets/Head of Structured Derivatives
G.J.B. Hartsink	2000	Group Functions/European Union Affairs and Market Infrastructure
A.M. Kloosterman	2000	Head Business Unit Europe
A.E.J.M. Cook-Schaapveld	2000	Head Business Unit Global Clients
J. W. Meeuwis	2000	Business Unit Global Clients/Vice Chairman Corporates
J. P. Schmittmann	2000	Head Business Unit Netherlands
M.B.G.M. Oostendorp	2000	Group Functions/Head of Group Finance
F.C. Barbosa	2001	Head Business Unit Latin America
R.C. van Paridon	2001	Head of Steering Committee of Special Items
N.R. Bobins	2002	Head Business Unit North America
S. Zavatti	2002	Business Unit Global Clients/Vice Chairman Financial Institutions & Public Sector
P. Fleuriot	2003	Business Unit Europe/Head of Sub Region, Country Executive France and Vice Chairman Corporates
E.J. Mahne (1)	2004	Group Functions/Head of Group Risk Management
D.A. Cole	2004	Group Functions/Head of Group Risk Management
M.H. Hammock	2004	Business Unit North America/Head of Services and HR
A. Cairns	2005	Head Business Unit Transaction Banking
J.P. Drost	2006	Head Business Unit Asia
C.W. Gorter	2006	Group Functions/Head Group Compliance & Legal
S. Russell	2006	Head Business Unit Asset Management
G. Page (2)	2006	Head Business Unit Global Markets

(1)	Scheduled to retire as per 1 April 2006

(2)	As from 1 April 2006

  B. Compensation

       For the year ended December 31, 2005, the total compensation paid to members of the Managing Board and senior executive vice presidents of the Bank aggregated € 68 million (2004: € 55 million)

       The current compensation policy for the Managing Board was introduced in 2001. The main objective is to ensure that ABN AMRO is able to attract, retain and motivate its Top Executive Group. To achieve this, Managing Board remuneration has several elements which, as a package, make it comparable with the remuneration offered by relevant peers in the market. Peers are defined as other major Dutch companies and other European parented banks.

       The annual performance bonus for Managing Board members is based upon ABN AMRO’s quantitative and qualitative performance objectives at both the corporate and Business Unit level. The objectives are set annually by the Nomination & Compensation Committee and endorsed by the Supervisory Board. Bonuses for the Chairman, the Chief Financial Officer and – as of 2004 – the Chief Operations Officer are based on delivery against these corporate performance objectives. With effect from 2004, the bonus for board members responsible for a Business Unit is based 75% on Group performance and 25% on Business Unit performance.

       In 2005 objectives such as Economic Profit, cost income ratio and tier 1 ratio were used to measure quantitative corporate and Business Unit performance. In addition qualitative objectives are set such as increasing customer satisfaction and reaching strategic milestones. Bonus criteria are aligned with the bank’s long term objectives. Specific annual performance targets are not disclosed as they are considered competitively sensitive.

       If the quantitative performance objectives are fully met, the 2005 bonus will be 100% of base salary with an upper limit of 125%. The Nomination & Compensation Committee may, on the basis of their assessment of a

  Managing Board member’s individual performance against qualitative performance objectives, adjust the bonus outcome upwards or downwards within a range of plus or minus 20% of base salary. In 2004 the bonus percentage linked to on-target performance was between 60 and 75%.

       The 2005 performance bonuses for Managing Board members have been set at the newly-agreed 2005 bonus levels. The Committee assessed the 2005 performance against the set and realised quantitative objectives on the basis of the numbers provided by Group Finance.

       The bonuses with respect to the 2005 performance year for all Managing Board members, including the Chairman of the Managing Board, are set at 115% of the 2005 annual base salary.

        Share options have been an integral part of ABN AMRO Top Executives’ compensation for several years.

       As of 2005 share options no longer form part of the long-term reward package for the Managing Board or for the Top Executive Group as a whole. The options granted in the years up to and including 2004 will remain in place. In 2005 no options expired. The options granted in 2002 vested on February 25, 2005 and will remain exercisable during the remainder of the ten-year option period, which runs until February 25, 2012. In 2006 no options will expire. The options granted in 2003 have vested on February 24, 2006, because the two performance conditions that were set for this award were met by the end of the three-year performance period in 2005.

       The Managing Board announced to the Nomination & Compensation Committee on January 30, 2006 their collective decision to limit the exercise of their options going forward exclusively to the vesting and/or maturity dates, or to earlier equivalent contractual dates in line with the plan rules, such as the date of retirement. Although this limits the theoretical value of the options, the Board believes the increase in transparency to the market outweighs this theoretical disadvantage.

       The Performance Share Plan was introduced in 2001 and forms an important though stretching part of the Managing Board’s reward package. Senior Executive Vice Presidents are also eligible for a yearly grant under this plan.

       In 2005 Managing Board members received a conditional award of 60,000 shares and the Chairman 84,000 shares. The Performance Share Plan grant in 2005 was based half on the relative Total Return to Shareholders performance and half on the average Return on Equity achieved by the bank over the four-year performance period, defined as the year of grant and three subsequent years.

       The vesting schedule for the Total Return to Shareholders-linked award is the same as in previous years. The full award will be paid if the Total Return to Shareholders generated by the bank in the fourth year of the performance period is fifth out of 21 relative to the peer group. There will be a sliding scale ranging from no award if the bank is lower than tenth to 150% of the conditional award if the bank has progressed to the very top of the Total Return to Shareholders rankings.

       The Return On Equity linked part of the award was introduced in 2005. The pay-out of this part of the award will be linked to the average Return On Equity target for the performance period using a sliding scale, with a threshold at 25% and a maximum award of 100%.

       Another condition is that the recipient must still be in service with the Group at the end of the performance period. The four-year performance cycle for the conditional shares as awarded in 2002 came to a close at the end of 2005, and ABN AMRO’s position in the peer group was seventh. This means that the conditional share award made in 2002 will result in an award representing 70% of the original awards of 70,000 shares for members and 98,000 shares for the Chairman. This means that the members of the Managing Board received 49,000 ABN AMRO shares with a vesting date, January 31, 2006, and the Chairman 68,600 shares. This award is subject to taxation which was calculated on the basis of the number of shares times the share price. The Managing Board members collectively decided to sell, on the day of the grant of the award, a number of shares sufficient to settle the tax obligation with respect to the award.

       For more detailed information on Managing Board and Supervisory Board compensation, see Note 42 to our consolidated financial statements.

  C. Board practices

       We refer to the information set forth in “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management”.

        Audit Committee

       The Audit Committee of the Supervisory Board is appointed by the Supervisory Board from among its members. The Audit Committee consists of at least four members. The Audit Committee is currently chaired by Lord Sharman of Redlynch, who assumed this position on October 28, 2005, taking over from Mr. Martinez upon his appointment as Chairman of the Compliance Oversight Committee. Mr. Martinez remains a member of the Audit Committee. The Chairman of the Compliance Oversight Committee for that matter has a standing invitation to attend the meeting of the Audit Committee. The other two members of the Audit Committee are Mr. Pratini de Moraes and Mr. Olijslager, who replaced Mr. van Veen and Mr. Dik upon their respective retirements from the Supervisory Board on April 28, 2005. The members collectively have adequate accounting and financial management expertise to understand the company’s business, financial statements and risk profile. In addition, the Supervisory Board has determined that both Mr. Martinez and Lord Sharman of Redlynch possess the relevant expertise in financial administration and accounting for listed companies or other large companies. The terms of reference of the Audit Committee are set out in the Rules Governing the Supervisory Board’s Principles and Best Practices. These are available via our website at www.abnamro.com.

       During 2005, the Audit Committee met with the Chairman of the Managing Board and the Chief Financial Officer on five occasions. In addition, the Audit Committee met with each of the bank’s internal and external auditors on separate occasions. The Audit Committee reviewed, discussed and advised the Supervisory Board on the annual and interim financial statements, the Annual Report, the long-form external auditors’ report, the internal auditors’ management letter including the Managing Board’s related comments and the impact of the Sarbanes-Oxley Act. These topics were discussed in the presence of internal and external auditors and senior representatives from Group Finance.

       In 2005, Group Audit’s reporting lines were changed. The Head of Group Audit now has dual reporting lines to the Chairman of the Managing Board and the Chairman of the Audit Committee

        Compliance Oversight Committee

       The Compliance Oversight Committee’s role is to supervise the bank’s compliance organisation, activities and risk profile. More specifically, the committee is responsible for supervising and monitoring and advising the Managing Board on the effects of internal risk management and control systems relating to compliance. These duties include supervising the enforcement of the relevant legislation and regulations, and overseeing compliance with the codes of conduct. The Compliance Oversight Committee is also responsible along with the full Supervisory Board for setting the right tone from the top by communicating the importance of compliance to the Managing Board and the bank as a whole, and by overseeing the Managing Board’s communications about the importance of compliance.

       The Compliance Oversight Committee discusses our compliance risk profile on a regular basis. In addition, the committee reviews the compliance plan developed by the Compliance Policy Committee and approved by the Managing Board, and monitors its implementation. The committee is also responsible for supervising the functioning of Group Compliance, and, in particular, for ensuring that Group Compliance is appropriately staffed, compensated, resourced, and supported by other units of the bank. The Head of Group Compliance & Legal has a direct reporting line to the Chairman of the Compliance Oversight Committee.

       One of the Compliance Oversight Committee’s specific duties, subject to the ultimate decision of the Supervisory Board, is to take charge of any remedial actions and/or disciplinary proceedings against members of the Managing Board for breaches of compliance policies, and to provide oversight of any disciplinary processes against other company employees for breaches of compliance policies.

        Nomination & Compensation Committee

       The Nomination and Compensation Committee consists of at least three members. The members are appointed by the Supervisory Board from amongst themselves for four year terms after which direct appointment is possible. The Committee currently consists of four members. The membership changed in May 2005 and currently consists of Mr. Loudon (chairman), Mr. Burgmans, Mrs. Maas-De Brouwer and Mr. Martinez, who replaced Mr. van Veen who reached the age limit of 70. The Committee meets at least three times annually and as and when needed. The Chairman of the Managing Board, upon invitation, attends meetings. The Head of Group Human Resources attends all meetings and acts as secretary. The members of the Nomination & Compensation Committee collectively have adequate knowledge of and management expertise in the selection and compensation of the top levels of management of large companies. In 2005 the Committee met four times. A number of meetings were also held between the Chairman and Secretary of the Committee and the Committee’s remuneration consultant. The terms of reference for the Nomination and Compensation Committee are set out in Rules governing the Supervisory Board’s Principles and Best Practices of Holding, which is accessible via our website at www.abnamro.com.

        Corporate governance

       Corporate governance at ABN AMRO is defined by the way we organize and conduct our relationship between the Managing Board, the Supervisory Board and our stakeholders. For ABN AMRO, good corporate governance is critical to our ability to realize our strategic goal of creating sustainable long-term value for all our stakeholders –including our clients, our shareholders, our employees and society at large. In order to achieve good corporate governance, we organize the company in a way that promotes entrepreneurship by the Managing Board under the supervision of the Supervisory Board. Integrity and transparency are key elements in our system of corporate governance, as they are in our business as a whole.

        Corporate governance in the Netherlands

        The Dutch Corporate Governance Code (the Code) took effect on January 1, 2004.

       The Corporate Governance Supplement for 2005, in which we report on our compliance with the Code, will be published on our corporate website. We are pleased to confirm that we and, where relevant, the Trust Office (as defined further) apply or shall apply the principles and the 109 (applicable) best practice provisions of the Code, with the exception of the following best practice provisions: II.1.1, II.2.7, III.5.11 and IV.1.1. It remains our belief that it is in our best interest and in the best interest of our various stakeholders to apply different best practices in these specific areas. For the most part, our explanations for this have remained materially unchanged, but they are repeated below for the purpose of clarity. Furthermore as set out below we have applied best practice provision III.6.3.

       Best practice provision II.1.1 states that a managing board member is appointed for a maximum period of four years and that a member may be reappointed for a term of not more than four years at a time.

       The current members of our Managing Board, with the exception of Mr. Boumeester, Mr. Overmars and Mr. Teerlink, have been appointed for an indefinite period in accordance with the applicable statutory obligations at the time of their appointment. We apply the Code’s best practice provision if and when new members of the Managing Board are appointed. The appointment of the three new members to the Managing Board as of 1 January 2006 is in line with the Code’s best practice provision, as the proposed new members of the Managing Board have been appointed for a maximum period of four years and may be reappointed for a term of not more than four years at a time.

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

       The employment contracts for the current members of our Managing Board (as at January 1, 2004) remain unchanged. The Supervisory Board intends to interpret the redundancy scheme as set out in the employment contracts of the current members of the Managing Board in accordance with this best practice provision. For new members of the Managing Board we do not fully apply best practice provision II.2.7. The underlying employment contracts of the three newly-appointed Managing Board members, which are Senior Executive Vice Presidents employment contracts under Dutch law, continue. However, all entitlements, including under the redundancy clause, under these contracts have been suspended during membership of the Managing Board, and replaced by another employment contract applicable to Managing Board members. We have not included a redundancy clause in these contracts and shall apply the best practice provision as follows: in the event of a termination of the Managing Board membership, the suspended employment contract will be reinstated. If it is deemed necessary to terminate that contract in the future, this will happen in accordance with Dutch labor law.

       Best practice provision III.5.11 states that the remuneration committee shall not be chaired by the chairman of the supervisory board or by a former member of the management board of the company, or by a supervisory board member who is a member of the managing board of another listed company.

       As stated under best practice provision III.5.2, our Supervisory Board has a combined remuneration and selection/appointment committee, entitled the Nomination and Compensation Committee. As we attach great value to the coordinating role of the Chairman of the Supervisory Board, especially in respect of the selection and nomination process of Supervisory Board and Managing Board members, the Chairman of the Supervisory Board will continue to chair the Nomination and Compensation Committee.

       The principle of III.6, Conflicts of Interests, states that any conflict of interest or apparent conflict of interest between the company and supervisory board members shall be avoided.

       This principle has been elaborated in best practice provisions III.6.1 to III.6.7. Pursuant to best practice provision III.6.3, we report that Rothschild has been acting as one of our advisors in our acquisition of Banca Antonveneta. As Mr. de Rothschild is a member of our Supervisory Board but also serves in a number of managing and supervisory capacities at various Rothschild companies, our hiring of Rothschild as advisor may have constituted a conflict of interest within the scope of best practice provision III.6.1. Although we do not believe this conflict of interest to be of material importance (as referred to in best practice provision III.6.3) either to us or to Mr. De Rothschild, we hereby disclose it and confirm that best practice provisions III.6.1 to III.6.3 have been complied with in respect of it.

       Best practice provision IV.1.1 states that the general meeting of shareholders of a company not having a statutory two-tier status (structuurregime) may pass a resolution to cancel the binding nature of a nomination for the appointment of a member of the managing board or of the supervisory board, and/or a resolution to dismiss a member of the managing board or of the supervisory board by an absolute majority of the votes cast. It may be provided that this majority should represent a given proportion of the issued capital, which proportion may not exceed one third. If the given proportion of the capital is not represented at the meeting, but an absolute majority of the votes cast is in favor of a resolution to cancel the binding nature of a nomination, or to dismiss a board member, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless of the proportion of the capital represented at the meeting.

       For that matter we do not have a statutory two-tier status. Our Supervisory Board has decided, for the time being, to make non-binding nominations for the appointment of its members and for the appointment of members of the Managing Board. This means that the appointment of a candidate for the Supervisory Board or the Managing Board – if made on the basis of a non-binding nomination – requires an absolute majority in the General Meeting of Shareholders, in which case we apply this best practice provision. If a candidate for the Supervisory Board or the Managing Board is proposed on the basis of a binding nomination, in accordance with its Articles of Association, the binding nature of the nomination can be set aside by the General Meeting of Shareholders passing a resolution with at least two-thirds majority of the votes cast representing more than half of the economic value of the capital. Candidates that have been nominated by the shareholders require a similar majority in order to be appointed. This means that in the event that the Supervisory Board would decide in the future to make binding nominations (or a binding nomination) or in the event of a nomination by shareholders, we would not apply this best practice provision. We apply the procedure set out in our Articles of Association for the dismissal of members of the Managing Board and Supervisory Board. This procedure applies to situations in which (i) the Supervisory Board submits a proposal to the General Meeting of Shareholders to dismiss a member of the Managing Board or

  Supervisory Board, or (ii) the proposal to dismiss a member of the Managing or Supervisory Board is submitted at the initiative of shareholders. The first of these situations requires an absolute majority of the General Meeting of Shareholders, and in this case we apply this best practice provision. In the event of the second situation arising, we also wish to follow the procedures laid down in its Articles of Association, and therefore to apply the requirement of a two-third majority of the votes cast, representing more than half of the economic value of the capital. We place great importance on the delivery of long-term shareholder value, so maintaining continuity in the management of the company is critical. For this reason, we will continue to apply the procedure with regard to the nominations for the appointment and dismissal of Supervisory Board and Managing Board members.

        Corporate governance in the United States

       As a SEC registered company with a listing on the NYSE, we are subject to US securities laws, including the Sarbanes-Oxley Act and certain corporate governance rules imposed by the NYSE. Following the introduction of the Sarbanes-Oxley Act, we established a Disclosure Committee which formalized the roles, tasks and disciplines that were already in place for ensuring the accuracy and completeness of information disclosed to the market. A further requirement of the Sarbanes-Oxley Act, under Section 404, is that management must report annually on the adequacy of the design and effectiveness of the company’s internal control structure and procedures for providing reasonable assurance regarding the reliability of the financial statements. We will provide this report for the first time in 2007 covering the year ending December 31, 2006.

        The New York Stock Exchange listing rules

       As a foreign issuer with American Depositary Shares listed on the NYSE, we are allowed to follow our home-country practices with respect to most corporate governance matters, but we are generally obliged to disclose any significant ways in which our corporate governance practices differ from the NYSE standards applicable to US companies. The main exception to this is that we must fully comply with the SEC rules relating to the composition, responsibilities and operation of audit committees. For more information about our Audit Committee, see “Item 6. Directors, Senior Management and Employees – C. Board practices” above and “– Supervisory Board” below.

       The following are the significant differences between our corporate governance practices and the NYSE standards applicable to US companies:

    Like many public Dutch companies, we have a two-tier governance structure. As set forth in more detail herein, our Managing Board is composed of our principal officers and is responsible for the day- to-day management of our affairs. The Managing Board functions under the supervision of our Supervisory Board, which must approve specified decisions of the Managing Board. Members of the Managing Board and other officers and employees are excluded from membership of the Supervisory Board. Members of the Managing Board and Supervisory Board are appointed by the General Meeting of Shareholders upon a nomination by the Supervisory Board.

    Both sets of practices require that a majority of the members of the board of directors is independent, but the relevant definitions of independence differ. In some cases our definition is stricter; for example, we have a longer “look back” period for former executive directors. In other cases, the NYSE is stricter.

    Unlike the NYSE rules, our corporate governance practices permit the Supervisory Board’s sub- committees to have a member who is not independent.

       The responsibility for our corporate governance practices lies with the Managing Board and the Supervisory Board as a whole, and is not delegated to a sub-committee of the Supervisory Board. In general, we believe that our current corporate governance practices are consistent in principle with the NYSE standards applicable to US companies.

        Shareholders’ influence

       ABN AMRO Holding and ABN AMRO Bank are both public companies with limited liability incorporated under the laws of the Netherlands. Under amendment made to its articles of association on June 9, 2005, ABN

  AMRO Bank has changed from applying the full large company regime (volledig structuurregime) to applying the large company regime in its mitigated form (verzwakt structuurregime). This means that the Managing Board of ABN AMRO Bank, like its Supervisory Board, is appointed by its shareholder, ABN AMRO Holding.

       The (depositary receipts of) preference shares are not listed and are administered by a trust office, ‘Stichting Administratiekantoor Preferente Financieringsaandelen ABN AMRO Holding’ (the Trust Office). The voting rights on the preference shares, although formally held by the Trust Office, are exercised in practice by the depositary receipt holders, as voting proxies will be issued to the depositary receipt holders by the Trust Office under all circumstances. The Trust Office will not exercise its voting rights. The voting rights will be calculated on the basis of the equity participation of the (depositary receipts of) preference shares in proportion to the value of the ordinary shares. Voting rights on preference shares granted to a depositary receipt holder by proxy will correspond to the amount of depositary receipts held by the depositary receipt holder, in relation to the stock price of the ordinary shares on Euronext Amsterdam at the close of the last trading day in the month preceding the calling of the shareholders’ meeting.

       The Trust Office holds preference shares representing 100% of the total preference share capital on the basis of nominal issued share capital outstanding on December 31, 2005. The actual voting power that can be exercised on the (depositary receipts of) preference shares is approximately 1.8% of our total issued capital, based on the closing share price as at December 31, 2005.

       The Act containing amendments to Book 2 of the Dutch Civil Code, which passed into law in 2004, gives shareholders broader powers. ABN AMRO Holding’s Articles of Association were amended in 2003 and 2005 to include the right for shareholders representing at least 1% of the economic value of the share capital, or a block of shares representing a market value of at least € 50,000,000, to request that additional items be included on the agenda of the shareholders’ meeting. One consequence of shareholders’ increasing influence is that the shareholders of ABN AMRO Holding are entitled to approve decisions made by the Managing Board that would lead to an important change in the identity or character of the company or business and to approve the remuneration policy of the Managing Board.

        Supervisory Board

       Candidates recommended for appointment or reappointment to the Supervisory Board should meet the criteria of the membership profile, which is set out in the Rules governing the Supervisory Board’s Principles and Best Practices of the Holding. In order to ensure the Supervisory Board’s independence, we apply the criteria of independence as set out in the Code. For more information about the Supervisory Board’s independence criteria, see “– A. Directors and Senior Management” above. Supervisory Board members may not represent particular interests. If an interest of a member of the Supervisory Board conflicts with that of the company, the Chairman of the Supervisory Board should be notified. Details of the Supervisory Board’s remuneration package, which does not provide for any benefits upon termination of services, can be viewed in the notes to the financial statements (Note 42).

       With effect from April 29, 2005, our Supervisory Board has twelve members. Supervisory Board members are appointed for a term of four years and may be re-appointed thereafter, serving a maximum of twelve years, while taking into account the age limit of 70. The General Meeting of Shareholders appoint the members of the Supervisory Board on the nomination of one or more candidate for each seat by the Supervisory Board. As described in the report of the Supervisory Board, these criteria led to a new nomination to replace Mr. Loudon.

       A Chairman and a Vice Chairman are appointed by the board from among its members. The Supervisory Board also appoints, again from among its members, the Audit Committee of at least four members, the Compliance Oversight Committee of at least three members and the Nomination & Compensation Committee of at least three members. The committee members are appointed until further notice. The Rules Governing the Supervisory Board’s Principles and Best Practices of the Holding have been revised in 2004 as a result of the overall reassessment of the Holding’s corporate governance structure on the basis of the Dutch corporate governance code. The Rules are available on our website, together with the detailed curriculum vitae of the Supervisory Board’s members. A curriculum vitae for each new member of the Supervisory Board is also included in the Holding’s Annual Report published in the year in which he or she is appointed. The Managing and Supervisory Boards of the Holding and the Bank have the same membership.

       The Audit Committee reviews and advises to the Supervisory Board on the quarterly statements, the annual report and the annual financial statements, and the internal and external auditors’ management letters. It regularly reviews the overall risk profile, the quality of the loan portfolio and the bank’s large exposures. In addition, the Audit Committee reviews the consistency of our accounting policies, the internal audit function, the Group Audit Charter, and the internal control procedures and mechanisms. The Audit Committee also reviews our risk management policy, and reports concerning litigation and acquisitions. In accordance with the Group Audit Charter, the Head of Group Audit has a direct reporting line to the Chairman of the Audit Committee.

       Auditor independence is a particularly prominent issue for the Audit Committee. The Committee formally evaluates the independence of the external auditor, the measures used to control the quality of the external auditor’s work, and the annual audit budget. The Audit Committee’s policy on auditor independence governs the appointment, compensation and oversight of the external auditor. The external audit firm will be appointed or reappointed by the General Meeting of Shareholders for a period of five years on the advice of the Supervisory Board. To ensure its independence, the Auditor Independence Policy prohibits the external auditor from providing certain non-audit services to us.

       The Audit Committee is responsible for pre-approving audit, audit-related and permitted non-audit services provided by the external auditor. In exercising its pre-approval authority, the Audit Committee considers whether the proposed services are consistent with the continued independence of the external auditor. Both the Auditor Independence Policy and the Audit Committee Pre-Approval Policy for External Audit Firm Services are accessible via our corporate website.

       The tasks and responsibilities of the Nomination & Compensation Committee can be divided into tasks related to nomination and compensation.

       The Committee’s nomination responsibilities include preparing the selection and nomination of members of the Supervisory and Managing Boards by preparing and periodically reviewing the succession plans of these Boards on the basis of agreed profiles. Also the granting of the title of Senior Executive Vice President to eligible persons is discussed in the Nomination & Compensation Committee on behalf of the Supervisory Board. The Management Development programmes for Top Executives are discussed, and where relevant the Committee informs the Supervisory Board.

       Furthermore the Committee acts on reward and performance issues. Standards and criteria for performance are defined, and on that basis the performance of the members of both Boards is reviewed periodically.

       The framework, concept and content of compensation and benefits, pension schemes and other relevant schemes are discussed and decided by the Committee. Resolutions concerning the remuneration policies for the Managing Board are submitted to the Supervisory Board and to be adopted by the General Meeting of Shareholders. The Committee prepares a report annually on the remuneration and implementation of these policies in the relevant financial year.

       The Compliance Oversight Committee’s role is to supervise the bank’s compliance organisation, activities and risk profile. More specifically, the committee is responsible for supervising and monitoring and advising the Managing Board on the effects of internal risk management and control systems relating to compliance. These duties include supervising the enforcement of the relevant legislation and regulations, and overseeing the effect of codes of conduct. The Compliance Oversight Committee is also responsible along with the full Supervisory Board for setting the right tone at the top by communicating the importance of compliance to the Managing Board and the bank as a whole, and by overseeing the Managing Board’s communications to the bank about the importance of compliance.

       The Compliance Oversight Committee discusses the bank’s compliance risk profile on a regular basis. In addition, the committee reviews the compliance plan developed by the Compliance Policy Committee and approved by the Managing Board, and monitors its implementation. The committee is also responsible for supervising the functioning of Group Compliance, and, in particular, for ensuring that Group Compliance is appropriately staffed, compensated, resourced, and supported by other units of the bank. The Head of Group Compliance & Legal has a direct reporting line to the Chairman of the Compliance Oversight Committee.

        One of the Compliance Oversight Committee’s specific duties, subject to the ultimate decision of the Supervisory Board, is to take charge of any remedial actions and/or disciplinary proceedings against members of the Managing Board for breaches of compliance policies, and to provide oversight of any disciplinary processes against other company employees for breaches of compliance policies.

        Managing Board

       The members of the Managing Board collectively manage the company and are responsible for its performance. The members are appointed by the General Meeting of Shareholders on the nomination of the Supervisory Board. If the Supervisory Board nominates two or more candidates for a vacant seat, the nomination list is binding. However, the General Meeting of Shareholders may resolve that such a list is not binding by a vote of at least two-thirds of the votes, which must represent half of the economic value of the issued capital. Such a majority vote is also required to appoint a Managing Board member other than in accordance with the binding or non-binding nomination of the Supervisory Board. The members of the Managing Board are accountable both collectively and individually for all decisions taken by the Managing Board. The Chairman of the Managing Board leads the Board in its overall management of the company to achieve its performance goals and ambitions. The Chairman is the main point of liaison with the Supervisory Board. The Chief Financial Officer is responsible for the financial affairs of the company, and the Chief Risk Officer has responsibility for supervising and ensuring risk management and operational risk control. Alongside their overall corporate responsibilities, the members of the Managing Board have specific responsibilities for one or more Business Units, Group Functions or Services.

       The management of the Business Units, Group Functions and Services is delegated to Management Teams. These Management Teams consist of one or more Senior Executive Vice Presidents and Executive Vice Presidents. A broader leadership team, the Group Business Committee, is responsible for the leadership of initiatives developed by cross-Business Unit Client Segments, Regional Business Units, Product Business Units and Services to grow the value of the Group. The Group Business Committee consists of five Managing Board members who are responsible for the Business Units, and eight Senior Executive Vice Presidents.

       For more information on the composition of our Managing Board, Supervisory Board and relevant committees, see “A. – Directors and Senior Management” above.

  D. Employees

       At December 31, 2005, we had 96,835 full-time equivalent employees (excluding the consolidation impact of private equity investments under IFRS), a decrease of 585 from December 31, 2004. Approximately 10% of these employees hold managerial and executive positions. A breakdown of employees by business unit at December 31, 2005 and 2004 are set forth in “Item 5. Operating and Financial Review and Prospects—Operating results”.

       The Holding has stock option programs under which employees of the Bank’s operating divisions and support functions located in the Netherlands may receive stock option grants in lieu of cash profit-sharing. In addition, under a stock option program for senior management, each year a number of options to acquire Ordinary Shares are granted to approximately 4,000 employees and senior executive vice presidents of the Bank, with the level of grants based on seniority. The exercise price of options under these programs is equal to the average of the high and low quoted price of the Ordinary Shares on the Euronext Amsterdam on the date of grant. Pursuant to its stock option programs, the Holding may issue new shares or shares purchased by the Holding in the open market. Depending on the stock option program, the options are fully vested on the date of grant and are exercisable during specified “window periods” for a period of either five years or seven years. Options granted after June 26, 1998 are, in accordance with tax rules, exercisable during specified “window periods” during the fourth through seventh years after the option is granted.

  E. Share ownership

       As of December 31, 2005, the following members of our Managing Board owned Ordinary Shares: Mr. R.W.J. Groenink, Mr. W. G. Jiskoot, Mr. T. de Swaan, Mr. J. Ch. L. Kuiper, Mr. C.H.A. Collee, Mr. H.Y. Scott-Barrett. As of December 31, 2005, the following members of our Supervisory Board owned Ordinary shares: Mr. A.A. Loudon, Mr. A. Burgmans, Mr. A.C. Martinez, Mr. M.V. Pratini de Moraes, Mr. A.A. Olijslager, Mr. R.F. van den Bergh.

       For details of the options on our Ordinary Shares held by members of our Managing Board and Supervisory Board, see Note 42 to our consolidated financial statements.

  Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

  A. Major shareholders

       The institutions listed in the table below reported the following direct holdings of Holding Ordinary Shares and preference shares. The figures reflect the number of Ordinary Shares and depositary receipts of preference shares held as well as the holdings as a percentage of the total outstanding Ordinary Shares and depositary receipts of preference shares at December 31, 2005, respectively. Depositary receipts of preference shares are issued by the Trust Office. The Trust Office held 1,369,815,864 Preference Shares, 100% of the outstanding preference shares, at year-end 2005.

       Although the Trust Office holds preference shares representing 100% of the total capital of the newly issued financing preference capital on the basis of nominal issued share capital outstanding on December 31, 2005, the >actual voting power that can be exercised on the (depositary receipts of) preference shares is approximately 1.82% of our total issued capital.

	Number of Ordinary Shares	Percentage of Ordinary Shares	Number of Depositary Receipts of Preference Shares(1)	Percentage of Depositary Receipts of Preference Shares(1)

Aegon N.V	712,672	0.04	196,347,872	14.33
Fortis Utrecht N.V.(2)	10,562,903	0.55	230,833,376	16.85
Delta Lloyd Leven(3)	16,047,351	0.84	239,409,452	17.48
ING Groep N.V.(4)	124,556,052	6.52	291,692,888	21.29
Eureko B.V.(5)	1,596,091	0.08	166,000,000	12.12
De Zonnewijser (investment fund)(6)	5,898	-	205,789,464	15.02

(1)	Other than the Trust Office, the holders of preference shares listed in the table above hold depositary receipts entitling them to the economic benefits of the preference shares. The preference shares represented by these depositary receipts are held by the Trust Office.

(2)	In 2005 Fortis Utrecht N.V. decreased its ownership to 0.55% of the total outstanding amount of Ordinary Shares from its prior ownership of 0.58%. Ownership of the total outstanding amount of preference shares remained unchanged at 16.85%.

(3)	In 2005, Delta Lloyd Leven decreased its ownership to 0.84% of the total outstanding amount of Ordinary Shares from its prior ownership of 0.86%. Ownership of the total outstanding amount of preference shares remained unchanged at 17.48%.

(4)	In 2005, ING Groep N.V. decreased its ownership to 6.52% of the total outstanding amount of Ordinary Shares from its prior ownership of 6.57%. Ownership of the total outstanding amount of preference shares remained unchanged at 21.29%.

(5)	In 2005, Eureko B.V. acquired ownership of 0.08% of the total outstanding amount of Ordinary Shares. Eureko B.V. also acquired ownership of 12.12% of the total outstanding amount of preference shares.

(6)	In 2005, De Zonnewijser decreased its ownership to 0.00% of the total outstanding amount of Ordinary Shares from its prior ownership of 0.01%. Ownership of the total outstanding amount of preference shares remained unchanged at 15.02%.

       The Trust Office is a non-membership organization, i.e., an entity without shareholders or other members that is similar to a trust or foundation, with a self-appointing Board, organized under the laws of the Netherlands. As of December 31, 2005, the members of the Board of the Trust Office were:

Name	Occupation

J.H. Ubas (chairman)	Former Investment Manager ING Group
J.M. Overmeer	Member of the Managing Board Aegon Nederland N.V.
C.W.H. Bruggemann	Former Managing Director Corporate Finance of ABN AMRO Bank

       None of the members of the Board of the Trust Office have any managerial or other material relationship with the Holding or its subsidiaries or other group companies.

  B. Related party transactions

       There were no material contracts in which members of the Managing Board or the senior executive vice presidents of the Bank had any interest during 2005. Loans to members of the Managing Board and to members of the Supervisory Board totaled € 11.5 million and € 2.1 million, respectively, at December 31, 2005. As described under “Item 6. Directors, Senior Management and Employees,” some members of the Supervisory Board are current or former senior executives of leading multinational corporations based primarily in the Netherlands. Members of our group may at any time have lending, investment banking or other financial relationships with one or more of these corporations in the ordinary course of business on terms which the Holding believes are no less favorable to our group than those reached with unaffiliated parties of comparable creditworthiness.

  C. Interests of experts and counsel

      Not required because this document is filed as an annual report.

  Item 8. FINANCIAL INFORMATION

  A. Consolidated statements and other financial information

      The information set forth in “Item 18. Financial Statements” is incorporated into this section by reference.

    Legal proceedings

       Legal proceedings have been initiated against us in a number of jurisdictions, but on the basis of information currently available, and having taken counsel with legal advisers, the Managing Board is of the opinion that the outcome of these proceedings is unlikely to have significant effect on our consolidated financial position or profitability. See also “Item 3. Key Information – D. Risk factors – Regulatory changes or enforcement initiatives could adversely affect our business” and “We are subject to legal risk which may have an adverse impact on our results” and “Item 4. Information on the Company – B. Business overview – Legal and regulatory proceedings”.

    Dividends

       For information on our dividend history and a discussion of our dividend policy, see “Item 3. Key Information — A. Selected Financial Data—Dividends” and “Item 10. Additional Information — A. Memorandum and Articles of Association—Dividends”.

  B. Significant changes

      Not applicable.

  Item 9. THE OFFER AND LISTING

  Trading markets

       As at 31 December 2005 the ordinary shares of the Holding were listed on the stock exchanges of Amsterdam, Brussels, Paris, London and New York. Effectively on March 2, 2006, the ordinary shares were delisted from the London exchange. On the New York Stock Exchange the shares are available in the form of American Depositary Shares represented by American Depositary Receipts, each American Depositary Receipts representing one ordinary share. On 31 December 2005, 61,459,721 American Depositary Receipts were outstanding, compared to 52,630,453 at year-end 2004.

       The depositary receipts for the financing preference shares are not listed. The (formerly convertible) preference shares are listed on the Euronext Amsterdam.

       In 2005, the number of ordinary shares outstanding increased by 208.7 million from 1,669.2 million to 1,877.9 million. This increase was the result of dividend payments in stock (61.6 million shares), the exercise of staff options (1.9 million shares) and issue of 145.2 million new shares.

       The time-weighted average number of ordinary shares outstanding amounted to 1,804.1 million (2004: 1,657.6 million). In calculating the time-weighted average, new shares are counted on a pro rata basis from the date of issue.

       The number of outstanding financing preference shares remained unchanged at 1,369,815,864, each with a nominal value of € 0.56. Conversion of these shares into ordinary shares may take place under certain conditions (for details please refer to our website).The number of (formerly convertible) preference shares remained unchanged at 44,988.

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

Market price information	Ordinary Shares		American Depositary Shares

	High	Low	High	Low

Year:	(in €)		(in US$)

2005	22.40	18.09	27.94	22.70
2004	19.79	16.47	26.65	19.67
2003	18.88	11.93	23.48	13.39
2002	22.78	10.45	20.32	10.54
2001	27.80	15.78	25.94	14.44
2000	29.30	20.22	26.44	19.49

Market price information	Ordinary Shares		American Depositary Shares

	High	Low	High	Low

Period:	(in €)		(in US$)

March 2006 (through March 17, 2006)	25.07	23.63	30.37	28.11
February 2006	25.34	22.70	30.03	27.54
January 2006	22.93	21.46	27.89	26.15
December 2005	22.40	20.83	26.64	24.54
November 2005	21.28	19.68	25.15	23.60
October 2005	20.23	18.85	24.28	22.70
September 2005	20.24	19.35	24.73	23.52

Market price information	Ordinary Shares		American Depositary Shares

	High	Low	High	Low

Period:	(in €)		(in US$)
2005
First Quarter	21.49	18.69	24.21	27.94
Second Quarter	20.44	18.09	23.16	25.53
Third Quarter	21.45	19.01	23.20	26.00
Fourth Quarter	22.40	18.85	22.70	26.64
2004
First Quarter	19.79	17.74	25.10	21.58
Second Quarter	18.81	16.47	22.82	19.67
Third Quarter	18.41	16.49	22.76	20.15
Fourth Quarter	19.59	18.26	26.65	22.84

  Item 10. ADDITIONAL INFORMATION

  A. Share Capital

        Not required because this document is filed as an annual report.

  B. Memorandum and Articles of Association

       The description set forth below is a summary of the material information relating to the Holding’s share capital, including summaries of certain provisions of the Articles of Association and applicable Dutch law in effect at the date hereof. The Articles of Association were last amended by a notarial deed executed by Mr. van Helden, civil law notary in Amsterdam, on June 9, 2005. The certificate of no objection of the Ministry of Justice on the amendments to the Articles of Association was issued by the Ministry of Justice under the number N.V. 385.573.

  Share Capital

       Under the Articles of Association, the authorized share capital of the Holding amounts to € 4,704,000,224 nominal value. It consists of (1) four billion and four hundred Ordinary Shares, nominal value € 0.56 each, (2) one hundred million preference shares convertible into Ordinary Shares, or Convertible Preference Shares, nominal value € 2.24 each, subdivided into one series of twenty million shares and eight series of ten million shares, and (3) four billion financing preference shares convertible into Ordinary Shares, or Preference Shares, nominal value € 0.56 each, subdivided into one series of one billion six hundred million shares and six series of four hundred million shares.

     Issuance of Shares

       The Managing Board may be authorized by resolution of the General Meeting of Shareholders to issue from time to time Ordinary Shares, Preference Shares and Convertible Preference Shares (or to grant rights to take up such classes of shares). This authority is subject to the prior approval of the Supervisory Board and at the present time is further limited to a maximum of 20% of the issued capital of the Holding in issue as of April 28, 2005, and to the current maximums of the specific classes of shares of capital stock described above. The current authority of the Managing Board to issue shares of capital stock will terminate on October 31, 2006 unless extended by the General Meeting of Shareholders of the Holding in accordance with the Articles of Association, in each instance for a period not exceeding five years. At the 2006 annual General Meeting of Shareholders, the general meeting will be requested to renew the current authority for a period of 18 months, starting April 28, 2006, subject to a maximum of 20% of the issued capital of the Holding in issue as at April 27, 2006. In the event that the authority of the Managing Board to issue shares of capital stock terminates, the issuance of shares of capital stock would require a resolution of the General Meeting of Shareholders, upon a proposal of the Managing Board, which is subject to the prior approval of the Supervisory Board. For purposes of the foregoing granted authority, issuances of shares of capital stock include the granting of rights to subscribe for shares of capital stock, such as options or warrants. The Managing Board is also currently authorized by the General Meeting of Shareholders to restrict or exclude pre-emptive rights with respect to Ordinary Shares and Convertible Preference Shares and the granting of rights to acquire such shares. Only holders of Ordinary Shares are entitled to pre-emptive rights.

     Ordinary Shares

       Holders of our Ordinary Shares are entitled to one vote per Ordinary Share. There are no limitations, either under Dutch law or in the Articles of Association, on the right of non-residents of the Netherlands to hold or vote our Ordinary Shares. The holders of Ordinary Shares are entitled to dividends in such amounts and at such times as may be declared by the Holding out of funds legally available for that purpose. Cash dividends payable in Euros on Ordinary Shares of Holding may be officially transferred from the Netherlands and converted into any other convertible currency. Ordinary Shares have certain pre-emptive rights. See “Shareholders’ Pre-emptive Rights,” below.

       Ordinary Shares are issued in registered or bearer form. Ordinary Shares in bearer form may be represented by a global certificate. No share certificates will be issued in respect of such bearer shares.

       For registered Ordinary Shares, no share certificates will be issued. Holders of registered Ordinary Shares are entered in the shareholders’ register, which is maintained by the Holding. In cases where the registered shares are held by a custodian, the shares may be registered in the name of a central depositary institution or a custodian linked to such central depositary institution on behalf of the shareholders. Nearly all Ordinary Shares are registered in the name of Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V., or Euroclear Netherlands, the Dutch central depository institution. The shares may be held by individual shareholders through their securities account with a custodian linked to Euroclear Netherlands. These shares will be held and transferred by means of book-entries in the administration of the custodian. Holders of any such shares are not entitled to delivery thereof outside the system of the Dutch Securities Giro Act. Any dividends are paid by the Holding to the custodian for the benefit of the applicable shareholders.

       At the request of a holder of registered Ordinary Shares that are not registered in the name of Euroclear Netherlands, the Holding is required to provide an extract from the register of shareholders in the name of the holder. Transfer of such a registered share in the capital of the Holding requires an instrument of transfer and, if the Holding is not a party to the transfer, either a written acknowledgement by the Holding or service of an instrument on the Holding. The acknowledgement must be made in the instrument of transfer, either by a dated statement on the instrument of transfer or on a copy or extract thereof certified by a civil law notary or the transferor to be a true copy or extract of the instrument of transfer. Official service by an authorized Dutch process service provider of the instrument of transfer or of such copy or extract on the Holding is considered to have the same effect as an acknowledgement by the Holding of the transfer.

       The principal Paying Agent in the Netherlands for the Ordinary Shares is ABN AMRO Bank.

     Convertible Preference Shares

       Until October 31, 2003, each Convertible Preference Share was convertible into Ordinary Shares. Only 44,988 formerly Convertible Preference Shares remain outstanding. There are no limitations, either under Dutch law or in the Articles of Association, on the right of non-residents of the Netherlands to hold or vote Convertible Preference Shares.

       Holders of Convertible Preference Shares are entitled to four votes per Convertible Preference Share. The holders of Convertible Preference Shares are entitled to preferred dividends in such amounts as are provided for in the Articles of Association and have certain preferential rights upon liquidation. See “—Dividends” and “Liquidation Rights,” respectively below.

     Preference Shares

       All of the Preference Shares are held by the Trust Office, as record holder, which issues depositary receipts evidencing ownership interests in preference shares to the beneficial owners thereof. The Preference Shares have the same nominal value as the Ordinary Shares, being € 0.56 each. The Preference Shares are issued in registered form. The depositary receipts are registered in the name of Euroclear Netherlands. The certificates may be held by individual certificate holders through their securities accounts with a custodian linked to Euroclear Netherlands. These certificates will be held and transferred by means of book-entries in the administration of the custodian. The voting rights on the Preference Shares, although formally with the Trust Office, are exercised in practice by the depositary receipt holders, as voting proxies will be issued to the depositary receipt holders by the Trust Office under all circumstances. In principle, the Trust Office will not exercise its voting rights. The voting rights will be calculated on the basis of the equity participation of the (depositary receipts of the) Preference Shares in proportion to the value of the Ordinary Shares. Voting rights on Preference Shares granted to a depositary receipt holder by proxy will correspond to the amount of depositary receipts held by the depositary receipt holder in relation to the stock price of the Ordinary Shares at the close of the last trading day of the Euronext Amsterdam in the month preceding the convocation of the shareholders meeting. There are no limitations, either under Dutch law or in the Articles of Association, on the right of non-residents of the Netherlands to hold or vote Preference Shares.

        More detailed information on the Preference Shares is set out under “Item 7. – A. Major Shareholders.”

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

     Rights of shareholders

       The rights of shareholders set out in this summary derive from our Articles of Association and Dutch law. Any amendment to the Articles of Association must be proposed by the Managing Board, which is subject to the approval of the Supervisory Board, and approved by a majority vote of the shareholders.

  Voting

       Each Ordinary Share in the capital of the Holding is entitled to one vote. Each Preference Share is entitled to one vote and each Convertible Preference Share is entitled to four votes. Subject to certain exceptions provided for by law or in the Articles of Association, as summarized herein, resolutions are passed by an absolute majority of the votes cast.

     Meetings of shareholders

       General Meetings of Shareholders shall be held in Amsterdam, The Hague, Rotterdam, Utrecht or Haarlemmermeer (Schiphol). Annual meetings must be held within six months of the end of the financial year. In addition, General Meetings of Shareholders shall be held as deemed necessary by the Managing Board or Supervisory Board and when required by law or the Articles of Association.

       General Meetings of Shareholders shall be convened by the Managing Board or Supervisory Board or as determined by law. The convocation to the meeting, which shall take place not later than the fifteen day prior to the day of the meeting, shall state the items to be discussed or indicate that shareholders may inspect such items at our offices. Proposals relating to reducing our share capital or amending the Articles of Association must be included in the convocation. Notices calling meetings must be published in at least one daily national newspaper and on the Official List of the Euronext Amsterdam N.V. Each shareholder, each usufructuary or pledgee of shares holding voting rights, as well as each depositary receipt holder is entitled to attend the General Meeting of Shareholders and to speak and, where applicable, to vote, either in person or by proxy granted in writing. The Managing Board may set the record date, which may not be earlier than seven days before the meeting, to determine the holders of shares or depositary receipts that are entitled to attend and vote at the meeting on the nominated record date. Supervisory Board and Managing Board members are entitled to attend and speak at the General Meeting of Shareholders. The Chairman of the Supervisory Board shall chair the General Meeting of Shareholders.

       Voting at shareholders’ meetings is principally related to approval of the annual accounts of the Holding and discharging the members of the Managing Board and Supervisory Board. In addition, the shareholders may appoint the auditors that are required by law to be appointed. However, if they do not, the Supervisory Board must do so. The shareholders of the Holding also may resolve to: (1) delegate the authority to the Managing Board to issue shares or to grant rights to acquire shares, (2) delegate the authority to the Managing Board to restrict or exclude pre-emptive rights in respect of shares issued pursuant to authority granted in clause (1), (3) authorize the Managing Board to engage in repurchases of capital stock of the Holding or (4) amend the Articles of Association, but, in the case of clause (4), only following a motion by the Managing Board that has been previously approved by the Supervisory Board.

       In addition, shareholders of the Holding are entitled to appoint the members of the Managing Board and Supervisory Board. See “Item 6 Directors, Senior Management and Employees—C. Board Practices—Corporate governance—Shareholders’ Influence”.

     Meetings of classes of shareholders

       Meetings of holders of Convertible Preference Shares and Preference Shares of a particular class must be held as frequently as is required by law or any provision of the Articles of Association or as deemed necessary by the Managing Board or the Supervisory Board. A General Meeting of Shareholders of the Holding must be held once a year in Amsterdam, The Hague, Rotterdam, Utrecht or Haarlemmermeer (Schiphol) in the Netherlands, no later than by the month of June to, among other things, adopt the annual accounts of the Holding. General Meetings of Shareholders may be convened by the Managing Board, the Supervisory Board and, in certain circumstances, if authorized by the president of the Amsterdam court, the holders of shares (including holders of depositary receipts issued by the Trust Office evidencing ownership interests in Preference Shares) representing at least 10% of the total outstanding share capital of the Holding, upon at least 15 days’ prior notice that must be published in at least one nationally distributed daily newspaper and the Official Price List of the Euronext Amsterdam. There are no quorum requirements applicable to general meetings, although certain quorum requirements may apply to specific proposed actions.

  Dividends

       Subject to certain exceptions, dividends may only be paid out of profits, as set forth in the annual financial statements of the Holding. Distributions may not be made if the distribution would reduce shareholders’ equity below the sum of the paid up capital and the reserves required by Dutch law or the Articles of Association.

       The holders of preference financing shares convertible into ordinary shares (“preference shares”) issued pursuant to the resolution passed by the extraordinary meeting of shareholders on August 25, 2004 will receive a dividend of €0.02604 per share, representing 4.65% of the face value. As of January 1, 2011, and every ten years thereafter, the dividend percentage on the Preference Shares will be adjusted in line with the arithmetical average of the ten-year Euro-denominated interest rate swap as published by Reuters on the dividend calculation dates thereof, plus an increment to be set by the Managing Board with the approval of the Supervisory Board, of no less than 25 basis points and no more than one hundred basis points, depending on the market situation at that time (article 37.2.a.1 and a.2). The holders of Preference Shares that were formerly convertible into ordinary shares (“convertible shares”) will receive a dividend of €0.95 per share, representing 3.3231% of the amount paid on each share as of January 1, 2004. As of January 1, 2014, and every ten years thereafter, the dividend on the Convertible Preference Shares will be adjusted in the manner described in the Articles of Association (article 37.2.a.4).

       No profit distributions will be made to holders of preference shares or convertible shares in excess of the maximum levels defined above (article 37.2.a.6.).

       From the profit remaining after these distributions, the Managing Board may decide to make appropriations to reserves, subject to the approval of the Supervisory Board (article 37.2.b.).

       The allocation of the amount remaining after these appropriations shall be determined by the General Meeting of Shareholders. The Managing Board, subject to the approval of the Supervisory Board, shall make a proposal to that effect. A proposal to pay a dividend shall be dealt with as a separate item at the General Meeting of Shareholders (article 37.2.b.).

       The Holding’s policy on reserves and dividends shall be determined and can be amended by the Supervisory Board, upon the proposal of the Managing Board. The adoption of and each subsequent amendment to the policy on reserves and dividends shall be discussed and accounted for at the General Meeting of Shareholders under a separate agenda item (article 37.2.c.).

       Notwithstanding the provisions of article 37.2.a.1 and a.2 referred to above, after January 1, 2011 the Managing Board may, with the approval of the Supervisory Board, resolve not to pay the dividend on the relevant Preference Shares in cash out of the profit, or to pay the dividend on the relevant Preference Shares out of a freely distributable reserve. In such cases the part of the profit not paid out shall be added to the general reserve. The Managing Board may only pass such a resolution if no dividend is to be paid on the Ordinary Shares in the relevant year, in accordance with the provisions of article 37.2.c. Subject to approval of the Supervisory Board, the Managing Board can make the dividend or interim dividend on the Ordinary Shares payable, at the discretion of the holders, either in cash or, provided it is authorized to issue shares, partly or wholly in the form of Ordinary or Preference Shares in the company’s capital or in a combination thereof, such combination to be determined by the Managing Board (article 37.3.).

  Shareholders’ Pre-emptive Rights

       Upon the issuance of Ordinary Shares or Convertible Preference Shares, holders of Ordinary Shares have preemptive rights to subscribe for new issuances in proportion to their holdings. Notwithstanding the foregoing, holders of Ordinary Shares will not have pre-emptive rights in respect of (1) issuances of shares to employees of the Holding or group companies and (2) issuances of shares for non-cash consideration. Holders of Ordinary Shares also do not have pre-emptive rights in connection with the issuance of Ordinary Shares and Convertible Preference Shares pursuant to the exercise of a right to subscribe for such shares, such as options and warrants, although the holders of Ordinary Shares do have pre-emptive rights in respect of the issuance of such options and warrants.

       The Managing Board, subject to the approval of the Supervisory Board, may be authorized by resolution of the general meeting of shareholders to restrict or exclude pre-emptive rights with respect to the Ordinary Shares and Convertible Preference Shares (and the granting of rights to acquire such shares) if the shareholders have delegated the authority to issue these shares (and these rights) to the Managing Board. The current authority of the Managing Board to restrict or exclude pre-emption rights is limited in accordance with the authorization to issue shares (and rights) up to a maximum of 20% of the issued capital of the Holding in issue as at April 28, 2005. This authority will terminate on October 31, 2006 unless extended by the General Meeting of Shareholders of the Holding in accordance with the Articles of Association, in each instance for a period not exceeding five years. At the 2006 annual General Meeting of Shareholders of the Holding, the shareholders will be requested to renew the current authority to issue shares for a period of 18 months starting on April 28, 2006, and in the aggregate amount equal to 20% of the issued capital of the Holding as of April 27, 2006.

  Acquisition by the Holding of its Own Shares

       The Holding may acquire fully paid-up shares of any class of its capital for a consideration, subject to certain provisions of Dutch law and the Articles of Association, if: (1) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up capital and any reserves required by Dutch law or the Articles of Association and (2) Holding and its subsidiaries would thereafter not hold shares with an aggregate nominal value exceeding one-tenth of the Holding’s issued share capital. Any shares held by the Holding in its own capital may not be voted.

       An acquisition by the Holding of fully paid-up shares of any class of its capital for a consideration may be effected by the Managing Board, subject to the approval of the Supervisory Board. Such acquisitions by the Holding of shares in its own capital require the general meeting of shareholders of the Holding to grant the Managing Board the authority to effect such acquisitions. This authority may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which the shares may be acquired and the price limits within which shares may be acquired. At the 2006 annual General Meeting of Shareholders of the Holding, the shareholders will be requested to renew the current authority for a period of 18 months starting on April 28, 2006. On April 28, 2005, the Annual General Meeting of Shareholders granted this authority to the Managing Board for a period of 18 months. Under this authorization, the maximum number of shares that can be acquired cannot exceed the maximum amount authorized by law (currently 10%) of the issued share capital at the time of acquisition. No authority is required for the acquisition by the Holding of shares in its own capital for the purpose of transferring the shares to employees of the Holding or any subsidiary thereof pursuant to any arrangements applicable to such employees, provided that the shares are included in the price list of a stock exchange.

  Capital Reduction

       Upon a proposal of the Managing Board, subject to the approval of the Supervisory Board, the general meeting of shareholders of the Holding may resolve to reduce the issued share capital of the Holding by canceling shares which Holding holds in its own capital. The resolution of the General Meeting of Shareholders requires a majority of at least two-thirds of the votes cast if less than half of the issued share capital is present or represented at the meeting. The issued share capital may also be reduced by reducing the nominal value of any class of shares of the Holding by amending the Articles of Association. In addition to the approval of the General Meeting of Shareholders, any reduction in the share capital of the Holding also requires the prior or simultaneous approval of each class of shares to which the capital reduction relates.

       The Articles of Association provide for the conditional cancellation of the Preference Shares issued pursuant to the resolution passed by the Extraordinary General Meeting of Shareholders on August 25, 2004.

  Liquidation Rights

       In the event of the dissolution and liquidation of the Holding, the assets remaining after payment of all debts are to be distributed first, to the holders of the Preference Shares and the Convertible Preference Shares on a pro rata basis, in an amount equal to all dividends accrued from the beginning of the most recent full financial year through to the date of payment, and then the nominal amount of the Preference Shares or the amount paid in on the Convertible Preference Shares, respectively, and second, to the holders of Ordinary Shares on a pro rata basis.

  C. Material Contracts

       On January 2, 2006, we increased our interest in Banca Antonveneta to 55.8% following the purchase of 79.9 million shares of Banca Antonveneta from Banca Popolare Italiana pursuant to a share purchase agreement, a summary of which is included herein as Exhibit 4.2. See “Item 4. Information on the Company – A. History and development of the company – Selected recent acquisitions and dispositions – Banca Antonveneta.” Following further purchases of shares in the open market, as at March 17, 2006 our interest in Banca Antonveneta amounted to 76% of its outstanding share capital.

  D. Exchange Controls

       There are no limitations under the laws of the Netherlands or in the Articles of Association of the Holding, as currently in effect, on the rights of non-residents or foreign owners, as such, to hold or vote Ordinary Shares. However, a declaration of no-objection from the Dutch Minister of Finance or the Dutch Central Bank is required for any person or entity, irrespective of residence, to hold 10% or more of the issued share capital or voting rights in the Holding. In addition, certain notification requirements apply to shareholders exceeding or falling below such levels. Moreover, pursuant to the Dutch Disclosure of Major Holdings in Dutch Companies Act a holder is required to disclose its holding if the percentage of its interest is within a certain range.

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

       There are currently no other limitations under Dutch law affecting the remittance of dividends or other payments to non-resident holders of the Holding securities, other then those imposed by the EU and/or, as the case may be, Dutch sanctions.

  E. Taxation

       The following is a summary of the material Dutch tax and US federal income tax consequences of purchasing, owning and disposing of Ordinary Shares or American Depositary Shares of Holding to US Shareholders, as defined below, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The descriptions of the Dutch tax laws and US federal income tax laws and practices set forth below are based on the statutes, treaties, regulations, rulings, judicial decisions and other authorities in force and applied in practice on the date hereof, all of which are subject to change, retroactively as well as prospectively.

       For purposes of this summary, a “Shareholder” is a beneficial owner of Ordinary Shares or American Depositary Shares that does not own a “substantial interest” or a “deemed substantial interest” in Holding. The circumstances under which a “substantial interest” exists include where a holder alone or together with his/her spouse, or any other of their close relatives holds/hold or has/have held during the past five years at least 5% of the issued share capital, at least 5% of any class of shares or options giving the right to acquire at least 5% of the issued share capital or any class of shares of Holding. For purposes of this summary, a “US Shareholder” is a beneficial owner of Ordinary Shares or American Depositary Shares that is, for US federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to US federal income taxation regardless of its source.

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

       A US Shareholder can only claim the benefits of the 1992 Treaty if such person is a resident of the United States, as defined in the 1992 Treaty, and such person’s entitlement to such benefits is not limited by the limitation on benefits provisions of Article 26 of the 1992 Treaty (treaty shopping rules). Under the 1992 Treaty, dividends paid by Holding to any such US Shareholder are generally eligible for a reduction of the 25% withholding tax to 15%, provided that such US Shareholder does not carry on a business in the Netherlands through a permanent establishment or permanent representative (other than an independent broker acting in the ordinary course of its business) to which or to whom the Ordinary Shares or American Depositary Shares are attributable. If and to the extent the Ordinary Shares or American Depositary Shares are attributable to such permanent establishment or permanent representative, Dutch withholding tax will, depending on the particular circumstances, apply at a rate of 25%.

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

    certain financial institutions;

    insurance companies;

    dealers and certain traders in securities or foreign currencies;

    persons holding Ordinary Shares or American Depositary Shares as part of a hedge, straddle, conversion or other integrated transaction;

    persons whose functional currency for US federal income tax purposes is not the US dollar;

    partnerships or other entities classified as partnerships for US federal income tax purposes;

    persons liable for the alternative minimum tax;

    tax-exempt organizations;

    persons holding Ordinary Shares or American Depositary Shares that own or are deemed to own ten percent or more of Holding’s voting stock; or

    persons who acquired Ordinary Shares or American Depositary Shares pursuant to the exercise of any employee stock option or otherwise as compensation.

       This discussion is also partially based on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms. A US Shareholder should consult its own tax adviser concerning the US federal, state, local and foreign tax consequences of purchasing, owning and disposing of Ordinary Shares or American Depositary Shares in its particular circumstances. This discussion assumes that Holding will not be considered a passive foreign investment company. See “—Passive foreign investment company rules” below.

       In general, if a US Shareholder owns American Depositary Shares, it will be treated as the owner of the underlying Ordinary Shares represented by those American Depositary Shares for US federal income tax purposes.

  Accordingly, no gain or loss will be recognized if a US Shareholder exchanges American Depositary Shares for the underlying Ordinary Shares represented by those American Depositary Shares.

       The US Treasury has expressed concerns that parties to whom American depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for US holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate US holders. Accordingly, the analysis of the creditability of Dutch taxes and the availability of the reduced tax rates for dividends received by certain non-corporate US Shareholders, each described below, could be affected by actions that may be taken by parties to whom American Depositary Shares are pre-released.

     Taxation of distributions

       Distributions paid on Ordinary Shares or American Depositary Shares (other than certain pro rata distributions of Ordinary Shares) will constitute foreign-source dividend income to the extent paid out of Holding’s current or accumulated earnings and profits as determined under US federal income tax principles. The amount of this dividend will include any amounts withheld in respect of Dutch taxes. Subject to applicable limitations that may vary depending upon a US Shareholder’s individual circumstances and the discussion above regarding concerns expressed by the US Treasury, dividends paid to certain non-corporate US Shareholders in taxable years beginning before January 1, 2009 will be taxable at a maximum tax rate of 15%. Non-corporate US Shareholders should consult their own tax advisers to determine whether they are subject to any special rules that limit the availability of these rates. Dividends will not be eligible for the dividends-received deduction generally allowed to corporate US Shareholders.

       Dividends paid in Euros will be included in a US Shareholder’s income in a US dollar amount calculated by reference to the exchange rate in effect on the date of the US Shareholder’s (or in the case of American Depositary Shares, the Depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on the date of receipt, the US Shareholder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A US Shareholder may have foreign currency gains or losses if the amount of such dividend is not converted into US dollars on the date of its receipt.

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

     Sale or other disposition of Ordinary Shares or American Depositary shares

       For US federal income tax purposes, gain or loss realized on the sale or other disposition of Ordinary Shares or American Depositary Shares will be capital gain or loss, and will be long-term capital gain or loss if the US Shareholder held the Ordinary Shares or American Depositary Shares for more than one year. The amount of a US Shareholder’s gain or loss will be equal to the difference between the amount realized on the sale or other disposition and its tax basis in the Ordinary Shares or American Depositary Shares disposed of, determined in US dollars. Such gain or loss will generally be US-source gain or loss for foreign tax credit purposes.

     Passive foreign investment company rules

       Based upon certain management estimates and proposed Treasury regulations, which are proposed to be effective generally for taxable years beginning after December 31, 1994, Holding does not believe it was a passive foreign investment company for the 2005 taxable year. If Holding were a passive foreign investment company for any taxable year, certain adverse tax consequences could apply to US Shareholders.

     Information reporting and backup withholding

       Payments of dividends and sales proceeds that are made within the United States or through certain US-related financial intermediaries generally are subject to information reporting and to backup withholding unless the US Shareholder is a corporation or other exempt recipient, or in the case of backup withholding, provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

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

  H. Documents on display

       For further information with respect to us and our Ordinary Shares, we refer you to the filings we have made with the SEC. Statements contained in this annual report concerning the contents of any document are not necessarily complete. If a document has been filed as an exhibit to any filing we have made with the SEC, we refer you to the copy of the document that has been filed. Each statement in this annual report relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. We are subject to the informational requirements of the US Securities Exchange Act of 1934, as amended, and, in accordance therewith, file reports and other information with the SEC. Our registration statements, including the exhibits and schedules thereto, and such reports and other information, can be inspected and copied at the public reference facilities maintained by the SEC:

100 F Street, N.E.	500 West Madison Street
Washington, D.C. 20549	Suite 1400
Chicago, Illinois 60661

       Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, or by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains registration statements, reports and other information regarding registrants that file electronically with the SEC at www.sec.gov. Some, but not all, of our registration statements and reports are available at the SEC’s website.

  I. Subsidiary Information

        Not applicable.

  Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

  Risk Management

       Managing our risk/reward profile effectively is one of our core competencies. We have dedicated professional risk management functions that operate independently of the commercial lines of our business, providing broad oversight across all activities and markets. Our risk management policies and activities are designed to identify and analyze risks as early as possible, so we can learn and evolve continuously in a volatile and rapidly-changing business environment in order to optimize risk-adjusted return. One of the core responsibilities of the Group Asset and Liability Committee (Group ALCO) is to manage the sensitivity of our net interest revenue to changes in market interest rates. The net interest revenue is our most important source of revenue.

        See also Note 38 to the financial statements “Financial risk management and use of derivatives”.

  Framework

       We consider a comprehensive risk management framework to be one of our core competencies, and approach risk in a prudent way aligned with our long-term strategy. We put this approach into effect through professional risk functions that are independent from the commercial lines of our business. Our risk framework combines centralised policy-setting with broad oversight, supported by decentralized risk execution and risk monitoring.

       Our risk management processes are designed to identify and analyze risks at an early stage, to set and monitor prudent limits, and to help us face a volatile and rapidly changing business environment. Each of our departments must analyze the risks involved in the transactions it originates, verifying that these risks are compatible with their assigned limits, and ensuring that they are properly managed.

  Organizational structure

        Our Managing Board establishes our strategic risk philosophy and policies under the oversight of the Supervisory Board, whose duties include regular monitoring of risks in our portfolio. Responsibility for the overall implementation of the risk policy lies with the Chief Risk Officer (CRO) and Chief Financial Officer, both of whom are members of the Managing Board.

       Risks are managed through two principal directorates – Group Risk Management (GRM) and Group Asset and Liability Management (GALM):

    GRM is responsible for the management of credit, country, market, operational and reputational risk

    GALM is responsible for protecting our earnings and capital position against adverse interest rate and currency movements in the non-trading portfolios, for liquidity management, and for managing our (longer- term) debt issuance profile.

  Group Risk Management

       The Group Risk Committee (GRC), whose voting members are drawn from GRM and the business, is the most senior committee on policy and exposure approval for credit, country and market risk. In general, policy and credit portfolio issues are handled in Group Risk Committee meetings dedicated to policy. The most senior committee handling operational risk is the Group Operational Risk Management Committee.

       The risk organizations of the regional BUs have a local focus and are overseen by GRM. Regional chief risk officers have dual reporting lines into the BU Head and the Head of GRM. Market risk and operational risk are separate functions within GRM. The chart above shows the overall structure of our risk management organisation.

  Group Asset and Liability Management

       In order to manage our balance sheet effectively, we have established an Asset and Liability Committee (ALCO). Its structure mirrors that of our organisation, with Group ALCO and ALCOs at the level of the BUs to manage the Asset and Liability Management processes in their specific areas of interest. The members of Group ALCO are drawn from the business, as well as from the Finance and Risk functions.

       GALM focuses on increasing capital velocity throughout the Group, reducing capital costs, monitoring and improving the liquidity of assets, and providing for the re-allocation of capital whenever this is required by strategic decisions.

  Risk measurement

     Economic Capital

       We use our internally-developed models to estimate economic capital as a uniform risk measure across the bank. Economic capital models are primarily designed to provide a warning system for severe risks that are outside the risks that are statistically expected to occur in our ordinary business. Economic capital is an estimate of the amount of capital that we should possess in order to be able to sustain larger than expected losses with a certain level of certainty. As with any other statistical methodology, economic capital provides an estimate for management and its primary advantage is to signal risk over time and help management follow trends. Like all estimations and statistical methods, economic capital has its limitations. In anticipation of the implementation of Basel II (see “Item 4. Information on the Company – B. Business overview – Supervision and Regulation – New capital adequacy framework (Basel II)”), we are in the process of refining and further developing our economic capital methodology. As a result, investors should be aware that our economic capital may change both due to changes in the underlying risks and due to improvements in our methodology for measuring risks.

       We also use economic capital for internal capital allocation decisions, to support risk/reward decisions at various levels within the organisation and for performance management. We estimate economic capital for each of the primary risks underlying our business: credit risk (including country risk and private equity), market risk (including interest rate risk), operational risk and business risk. We are active in many locations worldwide and are involved in many different business activities. This diversification, as well as the diversification between different risk types, is taken into account in calculating economic capital.

       The contribution of each risk type to our total economic capital is shown in the graph below.

       Economic capital for market risk and interest rate risk is volatile when compared to economic capital for other risk types. At the end of 2005, economic capital for market and interest rate risk was relatively low.

       A comparison of our economic capital with that of other firms is unlikely to be meaningful, because a wide variety of definitions, model coverage and underlying assumptions are used. In general, economic capital is designed to cover all major risks, but it should be noted that some risks are not quantifiable. Furthermore, perceptions of risk evolve over time.

     Value-at-Risk

       To manage market risk, we use Value-at-Risk (VaR) models and other control measures such as sensitivity stress tests and stress test scenarios. VaR is a methodology for assessing market risk exposure in a single number. VaR is a statistical measure that estimates potential losses, and is defined as the predicted worst-case loss that might be caused by changes in risk factors under normal circumstances, over a specified period of time and at a specific level of statistical confidence. The Group uses a proprietary VaR model that has been approved by the Dutch Central Bank.

       The effectiveness of VaR can be assessed through a technique known as back-testing, which involves determining the number of days on which the losses were bigger than the estimated VaRs for those days. At a 99% confidence level, the statistical expectation is that on one out of every 100 trading days a loss exceeding the VaR for such a day occurs. The back-testing is performed both on the actual income statement and on a hypothetical income statement, which measures an income statement net of commissions, origination fees and intra-day trading. The results of this back-testing on the actual and the hypothetical income statements are reported to the Nederlandsche Bank (DNB) on a quarterly basis. Back-testing is an essential instrument for the ex-post validation of our internal VaR model.

       The back-testing result depicted in the graph above shows that the hypothetical financial result has not exceeded the calculated VaR during 2005. This is due to the conservative nature of our VaR relative to the hypothetical P&L.

     Earnings-at-Risk

       Earnings-at-risk is the sensitivity of earnings over a defined time horizon (e.g., 6, 12, or 24 months) under a number of predefined yield curve scenarios.

     Credit risk

       We define credit risk as the risk that a counterparty or an issuer may fail to fulfill its obligations to us, or that an issuer’s credit quality may deteriorate. This covers actual payment defaults as well as losses in value resulting from an increased probability of payment default.

       We use a number of statistical methods to measure, monitor and manage our credit risk. We have developed a multi-factor risk-adjusted return on capital (RAROC) model to calculate economic capital for credit risk. For the economic capital calculations, country risk is included in credit risk. Furthermore, credit risk incorporates the risk of decreases in the value of the private equity portfolio.

       We apply the following principles in managing our commercial and consumer credits:

    approval of credit risk exposure is independent of the business originators all commercial activities which commit us to engage in risk-sensitive transactions require prior approval by committees or authorized individuals (the “four-eyes principle”)

    our Managing Board delegates authority regarding credit risk management to GRM within Group Functions, and then further down to the BUs within their delegated authority levels, the BUs are responsible for managing all business activities credit and trading facilities, once granted are properly documented and monitored we apply “Know Your Client”– ensuring familiarity with our clients’ backgrounds with regard to the financing of their activities and transactions.

       Management of commercial clients

       Authorities for credit decisions involving commercial clients are based on two measures:

    Global One Obligor Exposure: a combination of all direct and contingent credit limits to a given relationship globally

    Uniform Counterparty Rating (UCR) and Loss Given Default (LGD) classifications (see below), both of which are also used as building blocks for economic capital calculations.

       Credit Rating System, Uniform Counterparty Rating, Loss Given Default classification

       We have an internal rating system which we apply globally for commercial credits. It consists of two types of ratings: a Uniform Counterparty Rating (UCR) and a Loss Given Default (LGD) Classification. The UCR reflects the estimated probability that the counterparty will default, while the LGD classification reflects the level of loss that we would expect to suffer on a facility if the counterparty were to default. Both ratings are key inputs for measuring and managing credit risk. The UCR and LGD classification are assigned by risk officers or risk committees working independently of the commercial departments.

Benchmark ratings of Rating Agencies
UCR		Description	S&P/Fitch	Moody’s

1		Prime	AAA/AA-	Aaa/Aa3
2	+	Very strong	A+	A1
2		Strong	A	A2
2	-	Relatively strong	A-	A3
3	+	Very acceptable	BBB+	Baa1
3		Acceptable	BBB	Baa2
3	-	Relatively acceptable	BBB-	Baa3
4	+	Very sufficient – watch	BB+	Ba1
4		Sufficient – watch	BB	Ba2
4	-	Relatively sufficient – watch	BB-	Ba3
5	+	Somewhat weak	B+	B1
5		Weak	B	B2
5	-	Very weak – special attention	B-	B3
6	+	Sub-standard – special attention	CCC+/C	Caa1/C
6		Default	n.a.	n.a.
7		Default – (partially) provisioned	n.a.	n.a.
8		Default – stopped trading and/or in liquidation	n.a.	n.a.

       The UCR scale is applied globally to all our non-retail exposure. The scale is comprised of fourteen non-default grades and three default grades. The non-default grades can be benchmarked to those of external ratings agencies. A number of rating tools have been developed to support our assignment and review of UCRs. These rating tools quantify the relative impact of various risk factors and make rating decisions transparent. Rating tools are now available for all our major loan portfolios. We use rating tools tailored to specific markets to reflect the underlying risk drivers.

       The LGD classification is determined for each facility on the basis of seniority, collateral and an assessment of the prevailing legal environment. LGD classification policies are tailored to reflect specific (local) markets and types of counterparties and products. Loss data on defaulted credits are aggregated and stored in a database to validate and improve the LGD classification and the underlying policies.

     Management of programme lending

       Our credit to consumers and standardized lending to certain small to medium-sized enterprises is managed as programme lending, which is approved under a product programme format and managed on a portfolio basis. To qualify for a programme lending approach, the BU prepares an application to offer a certain credit product. The application has to specify the target customers or customer segment and must contain standard risk acceptance criteria for evaluating individual transactions. The application must also demonstrate that the portfolio’s performance will be predictable in terms of yield, delinquency and write-offs. Tracking and reporting mechanisms must be able to identify trends in the portfolio’s performance early on, and to make timely adjustments where appropriate.

       Decision authority is based on the proposed peak portfolio outstanding for a certain product offering. Under an approved product programme, the authority to approve individual credit transactions is delegated to authorized individuals.

       Credit initiation, account maintenance and collections decisions are based on objective eligibility criteria, other guidelines or credit scores. BUs use both internally-developed and vendor-supplied scorecards. Portfolio performance databases are maintained to facilitate portfolio control, and detailed information is available at the level of the BUs to enable segmentation of portfolios. GRM keeps information at a product portfolio level to facilitate monitoring.

  Country risk

       As part of the overall mandate of GRM to address risk concentrations, we manage country risk in emerging markets on a portfolio basis. The clear identification, measurement and quantification of the country risk we take are crucial for the continued deployment of capital into emerging markets in a sustainable and profitable way. The ultimate purpose of the country risk policy is to build a strong platform to allow for the effective management of country concentration risk.

       The policy framework is evolving in line with the overall adaptation to Basel II, for which we are participating actively in the specific project on country risk policy, which is led by DNB. The main tools we currently utilize are country risk quantification, cross border limits and sovereign limits.

     Country risk quantification

       We currently utilize an internally-developed cross-border VaR model in order to quantify and manage the amount of cross border limits and exposure at portfolio, regional and country levels under parameters approved by the Managing Board. In line with the gradual adoption of a Basel II-compatible country risk policy, we are currently working towards full harmonization and integration with the economic capital framework, and therefore expect a migration during 2006 from cross-border VaR to country event risk in our economic capital calculations.

  Cross-border risk

       Cross-border risk is defined as the risk that funds in foreign currencies cannot be transferred out of a country as a result of the actions of the authorities in the country, or because the transfer is impeded by other events, such as civil war or embargo.

       The measurement of cross-border risk exposure covers all on and off balance sheet assets that might be directly affected by a cross-border risk event. Our total cross-border risk exposure in 2005 rose by € 9 billion from 2004, primarily due to significant increases in Eastern Europe and the Middle East.

Cross-border risk exposures

	Total cross-border exposure			Of which not mitigated(1)

	For the year ended December 31,			For the year ended December 31,

	2005	2004	2003	2005	2004	2003

	(in billions of euros)
Latin America	8.8	6.7	6.2	5.0	3.8	2.6
Asia	12.7	10.3	7.7	10.0	6.1	4.8
Eastern Europe	7.5	4.3	3.6	6.9	3.0	2.3
Middle East and Africa	6.2	5.2	3.1	4.9	3.6	2.2

Total	35.2	26.5	20.6	26.8	16.5	11.9

(1)	Mitigated exposures commonly include transactions covered by credit default swaps, political risk insurance, cash deposits of securities placed offshore, specific guarantees, ringfenced funding or any other mitigation instruments available in the market.

  Sovereign risk

       Sovereign risk is defined as the counterparty and issuer (credit) risk on a sovereign entity, irrespective of the currency involved. Sovereign entities include central governments, central banks or entities guaranteed by central governments or central banks (but excluding local governments).

       Our sovereign risk exposure increased in 2005 mainly as a result of the appreciation of the Brazilian real and more intense usage of sovereign-related instruments in our trading and derivatives activities in Asia and Eastern Europe.

Sovereign risk exposures

	Total sovereign exposure			Of which foreign currency(1)

	For the year ended December 31,			For the year ended December 31,

	2005	2004	2003	2005	2004	2003

	(in billions of euros)
Latin America	9.3	6.3	6.6	1.3	0.8	0.7
Asia	4.2	3.4	3.7	0.4	0.4	0.3
Eastern Europe	2.8	1.9	1.7	1.5	0.5	0.4
Middle East and Africa	1.4	0.6	1.0	0.7	0.5	0.6

Total	17.7	12.2	13.0	3.9	2.2	2.0

(1)	Part of which also booked under cross-border limits.

  Operational risk

     Framework and governance structure

       Operational risk is the risk of losses resulting from inadequate or failed internal processes, human behavior and systems or from external events. This risk includes operational risk events such as IT problems, shortcomings in the organizational structure, missing or inadequate internal controls, human errors, fraud, and external threats.

       We have instituted a Group Operational Risk Policy and a Group Risk Framework, which between them outline tasks and responsibilities at each level of the organisation. The Group Operational Risk Management (ORM) Committee is responsible for establishing our policies and standards on ORM and oversees the ORM activities throughout ABN AMRO, including preparations to qualify for Advanced Measurement Approaches (AMA) under Basel II. The Group ORM Committee is chaired by our CRO, and is composed of the COOs and CROs of each BU and the senior managers from the relevant Group Functions.

       The guiding principle in ORM is that management at all levels in the organisation is responsible for directing and managing operational risks. ORM managers are assigned throughout the bank to assist line management in fulfilling this responsibility.

     ORM programmes and tools

       Line management needs information to enable it to identify and analyze operational risks, implement mitigating measures and determine the effectiveness of these mitigating measures. We have implemented, or are in the process of implementing, a number of programmes and tools to support line management. These include:

       Risk Self-Assessment (RSA)

       A structured approach, which helps line management to identify and assess risks and take mitigating actions for risks which are identified as unacceptable. Risks are assessed with the assistance of facilitators, who are usually ORM staff.

       Corporate Loss Database (CLD)

       A database that allows for the systematic registration of operational risk losses. It is mandatory for all BUs to report losses above the € 5,000 threshold into the CLD. This tool assists the senior management in their analysis of operational risks. The use of internal loss data is one of the qualifying criteria for AMA under Basel II, and will form the basis for calculating economic capital and regulatory capital in future.

       External Loss Data

       We are a founding member of Operational Risk eXchange, an international data consortium set up in 2003. External loss data is used to perform benchmark analyses and, in the future, will also be used to perform scenario and stress analyses.

       Other Risk Approval Process

       A comprehensive approval process that includes an explicit assessment of the operational, legal and reputation risks inherent in all new business proposals. The process includes sign-off by relevant parties and approval by an appropriate committee.

       Key Risk Indicators

       An approach used to indicate possible changes in the operational risk profile. Key risk indicators allow for a trend analysis over time and trigger actions if required.

       Key Operational Risk Control

       A framework that provides clear descriptions of the typical key risks and the required controls for a set of defined standard processes. These descriptions contribute to improved risk awareness and provide input for the RSA.

       In 2001 we established an economic capital methodology for operational risk, based on a percentage of risk-weighted assets with a deduction for the proper implementation of operational risk programmes. In 2005 this was replaced by an economic capital methodology which is more closely aligned to the future AMA approach and relies to a significant extent on internal loss data.

  Market risk

       We define market risk as the risk that movements in financial market prices will change the value of our trading portfolios. We are exposed to market risk through our trading activities, which are carried out both for customers and on a proprietary basis. For trading related to customer facilitation we warehouse market risks, while for proprietary trading we actively position ourselves in the financial markets.

       In any trading activity, risk arises both from open (unhedged) positions and from imperfect correlation between market positions that are intended to offset one another. Effective and efficient management and use of our exposure to market risk is essential, for both our competitiveness and profitability.

       There are several major types of market risk including interest rate, foreign exchange, equity price, commodity price, credit spread, volatility risks and correlation risks. Each has identifiable risk factors and associated risk measures. So we quantify market risk exposure by identifying relevant risk factors and calculating appropriate risk measures. These measures are then used to set market risk limits, to run scenario and sensitivity analyses, as inputs to various risk measurement models (such as Value-at-Risk) and to calculate market risk economic capital.

       Exposures

       All trading instruments are subject to market risk. Market risk arises from open positions in interest rate, currency, equity and commodity products, all of which are exposed to general and specific market movements. The instruments are recognised at fair value, and all changes in market conditions directly affect net trading income.

       Measurement and control

       The Group applies a Value-at-Risk (VaR) methodology to estimate the market risk of positions held and the maximum losses expected, based upon a number of assumptions for various changes in market conditions. See above “—Risk measurement – Value-at-Risk”. The Group uses VaR as its primary tool for the day-to-day monitoring of market risks. Group Asset and Liability Management (GALM) sets limits on the VaR that may be accepted.

       Other control measures used in the market risk management process include limits on net open positions, interest rate sensitivity per basis point, spread sensitivities, option parameters, position concentrations and position ageing. These non-statistical measures help us to monitor and control trading risks.

       Value-at-Risk

       The VaR methodology adopted by the bank for its VaR calculation is Historical Simulation, using four years of equally weighted historical data. The VaR is calculated at a 99% confidence level for a one-day holding period, using relative changes in historical rates and prices. The positions captured by our VaR calculations include derivative and cash positions that are reported as assets and liabilities held for trading. The VaR is reported on a daily basis per trading portfolio, per product line and for the Group as a whole. It is reported daily to the senior management of the Business Units, Group Risk Management and the responsible members of the Managing Board.

  VaR per Risk Category (99% confidence level, one-day holding period)

	For the year ended 31 December 2005				For the year ended 31 December 2004

	Minimum	Maximum	Average	Year-end	Minimum	Maximum	Average	Year-end

	(in millions of euros)
Interest rate risk	17.7	68.3	30.4	23.3	10.4	49.5	21.6	18.7
Equity price risk	13.0	70.6	36.8	36.2	8.8	25.9	14.9	15.6
Foreign exchange risk	1.2	15.7	4.2	3.0	1.0	7.7	3.0	3.7
Commodity price risk	0.7	5.9	2.0	2.1	0.1	2.5	0.4	0.8
Diversification effect	–	–	–	(20.9)	–	–	–	(8.3)
Aggregate VaR(1)	25.3	80.2	50.0	43.7	17.1	42.2	26.4	30.5

(1)	The maximum (and minimum for each category occurred on different days and therefore have no direct relation to the maximum (and minimum) of the aggregate VaR. The aggregate VaR includes the diversification effect of imperfect or negative correlations between certain risk types. Therefore the aggregate VaR can be lower than the sum of the individual risk types on the same day (e.g., year end).

       Stress testing

       Although the VaR represents a good estimate of potential losses under normal market circumstances, it fails to capture ‘one-off’ events. The limitations of the VaR model mean that we must supplement it with other statistical tests. These include a series of stress tests scenarios and sensitivity stress tests that shed light on the hypothetical behavior of our portfolio and the impact on our financial results under extreme market movements. Sensitivity stress tests and stress test scenarios have been developed internally to reflect specific characteristics of the bank’s portfolios and are performed on a daily basis for each trading portfolio and at several aggregation levels. They may be based upon parallel movements in a number of risk elements or in one risk element, upon actual historical scenarios or upon plausible future shocks.

       Market Risk Management governance structure

       The overall objective of the Market Risk Management (MRM) group is to avoid unexpected losses due to market risk and to optimize the use of market risk capital. MRM ensures that the authority delegated by the Group ALCO and GRC with regard to market risk resulting from our trading activities is exercised effectively, and that exposures are efficiently monitored and managed. Furthermore, MRM limits and monitors the potential impact of specific pre-defined market movements on the income statement of trading positions. MRM also measures and reports market risk and interest rate risk of ALCO portfolios.

  Interest rate risk (non-trading)

       One of the core responsibilities of Group Asset and Liability Management is to manage the sensitivity of our net interest revenue to changes in market interest rates. Group ALCO sets limits to ensure that the potential adverse impact of market movements on earnings is closely controlled.

       Measurement and control

       Several measures are used to monitor and limit non-trading interest rate risk. The methods employed include earnings simulation, duration and interest rate gap analysis. Limits are set on the earnings and market value sensitivity. Model-based scenario analysis is used to monitor the interest rate risk positions denominated in euros, Brazilian reals and US dollars to the extent that these positions are held in Europe, Brazil and the US, which relates to some 85% to 90% of the total exposure of the Group. Interest rate risk positions in other currencies and other countries are controlled by gap analysis and/or market value limits, as these positions are typically less complex.

       Net interest income is the sum of interest received less interest paid on large volumes of contracts and transactions, and numerous different products. Simulation models and estimation techniques are used to forecast the net interest income and to assess its sensitivity to movements in the shape and level of the yield curve. Assumptions about client behavior play an important role in these calculations. This is particularly relevant for loans such as mortgages where the client has the option to repay before the scheduled maturity. On the liability side, the repricing characteristics of savings and deposits are based on estimates using historical data, since the rates attached to these products are not coupled to a specified market rate or maturity date.

       The bank uses a statistical approach for forecasting and sensitivity analyses because it is the method best suited to these products.

       Interest rate risk associated with our North America residential mortgage business in relation to mortgage servicing rights

       We sell or securitize most of the mortgage loans we originate in North America, and typically retain the rights to service residential mortgage loans sold. The bank recognizes a mortgage servicing right (MSR) upon sale of the loan. MSRs represent the present value of the estimated future net servicing cash flows realised over the estimated life of the mortgage. Origination income and MSR values are sensitive to changes in interest rates.

       High or rising interest rates may lead to lower mortgage prepayments and a corresponding reduction in servicing amortisation costs and, therefore, an increase in servicing income. However, if interest rates are high or rising as in 2005 and 2004, residential mortgage loan demand may decline, leading to a fall in origination income.

       The Group employs various strategies to manage the risk to net mortgage revenue from all sources over time and to manage the risk to an immediate reduction in the fair value of its mortgage servicing rights within the risk parameters established by GALM. The main hedge instruments used for this risk are interest rate swaps and forward sales contracts. From time to time we employ other derivative instruments such as interest rate futures, caps, floors or purchased options. Occasionally cash instruments such as mortgage-backed securities are utilised as hedges for MSR assets.

       Interest rate sensitivity disclosure non-trading book

       For assessing interest rate risk in the banking books, GALM provides a set of measures the Earnings at Risk and Market Value Risk for the EUR, USD and BRL currencies and reports this to the Group Asset Liability Committee (Group ALCO). This set covers 85% to 90% of our net interest revenue in the non-trading book. The interest rate sensitivity of our trading books is measured under market risk.

       The Earnings-at-Risk table shows the cumulative sensitivity of net interest income over a time horizon of 6, 12, and 24 months, and under a number of predefined scenarios. Sensitivity is defined as the percentage change in the interest income relative to a base case scenario. The base case scenario assumes continuation of the present yield curve environment. The ‘Rates Rise’ and ‘Rates Fall’ scenarios assume a gradual parallel shift of the yield curve during 12 months, after which the curve remains unchanged. In order to reflect the differences in yield curve across markets, the scenarios are currency-dependent.

       Due to the low interest environment the EUR rates fall scenario is 100 bp, whereas the rates rise scenario is 200 bp for both years presented. For USD, the 2005 scenarios reflect a gradual change of 200 bp upwards (2004: 200 bp) and 200 bp downwards (2004: 150 bp). The change in scenario is due to the low USD interest rates in 2004. For BRL, the rates rise scenario is 1,100 bp and the rates fall is 800 bp for both years presented.

       In all cases, the volume scenario assumes new business volume in line with the business forecast during the first year, and a constant balance sheet thereafter. For USD, other interest sensitive items such as mortgage servicing rights are included in this measure.

       The following table shows the cumulative % change in income over the relevant time horizon:

  Earnings-at-Risk

		December 2005			December 2004

	Horizon	EUR	USD	BRL	EUR	USD	BRL

Rates Rise	6 months	(2.4%)	(2.1%)	(4.2%)	(4.2%)	(8.4%)	(5.5%)
	1 year	(2.9%)	(1.6%)	(2.8%)	(4.1%)	(6.8%)	(5.7%)
	2 years	0.7%	0.3%	3.1%	(1.0%)	(2.8%)	(2.2%)

Rates Fall	6 months	1.1%	(2.2%)	2.6%	1.8%	(2.6%)	3.7%
	1 year	1.3%	(1.1%)	1.3%	1.7%	1.0%	3.4%
	2 years	(1.1%)	(8.8%)	(3.1%)	(0.4%)	(6.4%)	0.5%

       The December 2004 data above covered a smaller portion of the balance sheet than December 2005. Therefore the absolute numbers for 2004 would not be comparable. Since relative numbers are scaled, the relative data for 2004 and 2005 can be compared.

       The Earnings-at-Risk table below gives the 2005 cumulative change in income over the relevant time horizon as absolute numbers using exchange rates at 31 December 2005.

  Earnings-at-Risk

		December 2005

	Horizon	EUR	USD	BRL

		(in millions of euros)
Rates Rise	6 months	(30)	(19)	(55)
	1 year	(75)	(30)	(77)
	2 years	35	12	179

Rates Fall	6 months	15	(20)	35
	1 year	33	(21)	36
	2 years	(58)	(343)	(180)

       The Market Value Risk table shows the sensitivity of the market value of equity to changes in interest rates for the EUR, USD and BRL currencies. Market Value of Equity is defined as the calculated discounted value of assets in the banking book, minus calculated discounted value of liabilities, plus market value of derivatives and other interest sensitive items such as mortgage servicing rights for the US. Sensitivity is measured as the percentage value change due to an overnight shock. The magnitude of the shocks is equal to the changes used for earnings risk.

  Market Value Risk

	December 2005			December 2004

	EUR	USD	BRL	EUR	USD	BRL

Rates Rise	(2.7%)	(4.1%)	(11.3%)	(2.8%)	(9.8%)	(22.0%)
Rates Fall	0.7%	(13.4%)	4.7%	0.9%	(0.6%)	18.5%

  Currency risk (non-trading)

       Currency risk relates to the risk that our net investments in non-euro operations change in value through adverse effects of currency movements.

       The Group’s operating entities are required to manage any currency exposure arising on local transactions with funding in the same currency or to transfer the currency risk to the Group. Accordingly the Group is able to manage currency risk through its net investments in its non-euro operations.

       We apply various hedging strategies to our net investments in our non-euro operations, in order to manage and minimise any adverse effects from translating the relevant foreign currency into euro.

       Capital ratio hedge

       To protect our capital ratios (core tier 1, tier 1 and total capital as a portion of RWA) against adverse effects of the US dollar, our main foreign currency, the USD-sensitive part of our capital base has to be equal to the USD-sensitive part of our risk-weighted assets. On this basis there will be no material impact on our capital ratios, as the ratios are hedged against changes in the EUR/USD exchange rate.

       Capital hedge

       The capital ratio hedge strategy implies that a part of our capital has to be USD-sensitive to neutralize the USD sensitivity of our RWA. Hence a part of our equity is also exposed to EUR/USD fluctuations.

       Our investments in foreign operations in currencies other than the USD are hedged on a selective basis. We consider the use of hedging in cases where the expected currency loss is larger than the interest rate differential between the two currencies that represents the cost of the hedge.

       At December 2005 56% of our net investment in foreign operations was hedged leaving approximately € 5 billion unhedged including US$ 1 billion and BRL 2 billion (USD and BRL stated in EUR amounts). The table shows the sensitivity of our capital to, respectively, a 10% appreciation and 10% depreciation in the euro against all foreign currencies.

	2005	2004

	(in millions of euros)
Euro appreciates 10%	(559)	(340)
Euro depreciates 10%	559	340

  Liquidity risk

       We define liquidity risk as the current or prospective risk to earnings and capital arising from a bank’s inability to meet its liabilities when they become due without incurring unacceptable losses.

       Measurement and control

       Liquidity risk arises in any bank’s general funding of its activities. For example, a bank may be unable to fund its portfolio of assets at appropriate maturities and rates, or may find itself unable to liquidate a position in a timely manner at a reasonable price.We hold capital to absorb unexpected losses, and manages liquidity to ensure that sufficient funds are available to meet not only the known cash funding requirements, but also any unanticipated ones that may arise. At all times, we maintain what we believe to be adequate levels of liquidity on a group-wide basis to meet deposit withdrawals, repay borrowings and fund new loans, even under stressed conditions.

       We manage liquidity on a daily basis in all the countries in which we operate. Each national market is unique in terms of the scope and depth of its financial markets, competitive environment, products and customer profile. Therefore local line management is responsible for managing our local liquidity requirements under the supervision of GALM on behalf of the Group ALCO.

       On a day-to-day basis our liquidity management depends on, among other things, the effective functioning of local and international financial markets. As this is not always the case, we have group-wide contingency funding plans. These plans are put into effect in the event of a dramatic change in our normal business activities or in the stability of the local or international financial markets. The Group Strategic Funding Committee has full authority to manage such a crisis. As part of this liquidity management contingency planning, we continually assess potential trends, demands, commitments, events and uncertainties that could reasonably result in increases or decreases in our liquidity. More specifically, we consider the impact of these potential changes on our sources of short-term funding and long-term liquidity planning.

       As we have entered into committed credit facilities, our liquidity management process also involves assessing the potential effect of the contingencies inherent in these types of transactions on our normal sources of liquidity and finance.

       In 2005 we launched the first Dutch Covered Bond (CB) under our newly-established € 25 billion Covered Bond Programme. This programme helps us to manage more effectively our debt maturity profile, credit curve and long-term liquidity position, while also bringing greater diversification to our global investor base. In the absence of a specific covered bond act, the programme replicates the typical characteristics of CB issued under a legal framework. The CBs are issued by us and guaranteed by a special, bankruptcy remote entity, the Group Covered Bond Company (CBC). We assign the collateral assets to the CBC. The pool is dynamic, consisting of euro-denominated Dutch prime residential mortgages. The structure is unique since it combines the robustness of Structured Covered Bonds (SCBs) and at the same time avoids complex cash flow mechanisms, making it more transparent for investors and less cumbersome for the issuer. It is also the first SCB programme that allows MTN issues.

       As part of our liquidity management, we have securitised part of our Dutch home mortgage portfolio and retained most of the notes issued by the securitisation vehicles. As a result, we have transformed loans that are not eligible as collateral for the DNB, into eligible assets, resulting in a direct improvement of some € 8 billion to our liquidity. Unlike the US Federal Reserve Board, the DNB does not directly accept mortgages as collateral. The securitisation does not have an impact on our solvency or on the balance sheet presentation of the underlying securitised mortgages. If and when required, these notes can be sold in the market.

       Liquidity gap

       The following table provides an analysis that categorizes our balance sheet into relevant maturity groupings based on the remaining contractual periods to repayment.

       Maturity for the year ended 31 December 2005:

	On demand	< 1 year	≥ 1 year - < 5 years	≥ 5 years	Total

Assets
Cash and balances at central banks	16,657	–	–	–	16,657
Financial assets held for trading(1)	202,055	–	–	–	202,055
Financial Investments	12,366	12,047	35,425	63,936	123,774
Loans and receivables – banks	7,251	80,091	5,922	15,371	108,635
Leans and receivables – customers	24,101	171,824	84,497	99,826	380,248
Other assets(1)	3,213	21,268	4,341	20,613	49,435

Total	265,643	285,230	130,185	199,746	880,804

Liabilities
Financial liabilities held for trading(1)	148,588	–	–	–	148,588
Due to banks	30,905	117,150	8,349	11,417	167,821
Due to customers	147,846	138,630	14,481	16,126	317,083
Issued debt securities	1,495	100,873	34,548	33,703	170,619
Subordinated liabilities	–	1,156	5,101	12,815	19,072
Other liabilities(1)	4,712	15,335	2,771	10,651	33,469

Total	333,546	373,144	65,250	84,712	856,652

Net liquidity gap	(67,903)	(87,914)	64,935	115,034	24,152

  Maturity for the year ended 31 December 2004:

	On demand	< 1 year	≥ 1 year - < 5 years	≥ 5 years	Total

Assets
Cash and balances at central banks	17,896	–	–	–	17,896
Financial assets held for trading(1)	167,035	–	–	–	167,035
Financial investments	–	18,722	33,132	51,094	102,948
Loans and receivables – banks	5,575	64,695	4,075	9,513	83,858
Leans and receivables – customers	19,821	150,960	66,404	82,837	320,022
Other assets(1)	2,292	14,083	4,478	14,842	35,695

Total	212,619	248,460	108,089	158,286	727,454

Liabilities
Financial liabilities held for trading(1)	129,506	–	–	–	129,506
Due to banks	28,846	85,396	10,122	9,165	133,529
Due to customers	137,742	124,282	9,893	9,462	281,379
Issued debt securities	1,956	64,283	30,808	24,185	121,232
Subordinated liabilities	–	1,086	4,693	10,908	16,687
Other liabilities(1)	3,311	11,887	2,729	10,642	28,569

Total	301,361	286,934	58,245	64,362	710,902

Net liquidity gap	(88,742)	(38,474)	49,844	93,924	16,552

(1)	Financial assets and liabilities held for trading and hedging derivatives are shown as on demand which management believes most accurately reflects the short-term nature of the trading and derivative activities.

  Use of derivatives

       Derivative instruments

       We use derivative instruments (a) to provide risk management solutions to its clients, (b) to manage our own exposure to various risks (including interest, currency and credit risks) and (c) for proprietary trading purposes.

       A derivative is a financial instrument that is settled at a future date and requires little or no initial net investment, and whose value varies in response to changes in the price of another financial instrument, an index or some other variable.

       Derivatives transacted for trading purposes

       Most of our derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks.

       Trading activities are entered into principally for the purpose of generating profits from short term fluctuations in price or margin, and include market-making, positioning and arbitrage activities:

    Market making involves quoting bid and offer prices to other market participants with the intention of generating income based on spread and volume

    Positioning means managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices

    Arbitrage activities involve identifying and profiting from price differentials between markets and products.

       Derivatives transacted for hedging purposes

       We enter into derivative transactions for the purposes of hedging assets, liabilities, forecast transactions, cash flows and credit exposures. The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and whether the hedge qualifies for accounting purposes.

       We also enter into derivative transactions which provide economic hedges for credit risk exposures but do not meet the requirements for hedge accounting treatment; for example, we use credit default swaps as economic hedges for credit risk exposures in the loan and traded product portfolios, but cannot always apply hedge accounting to such positions.

       Risks of derivative instruments

       Derivative instruments are transacted in many trading portfolios, which generally include several types of instruments, not just derivatives. The market risk of derivatives is managed and controlled as an integral part of the market risk of these portfolios. Our approach to market risk is described in the market risk section above.

       Derivative instruments are transacted with many different counterparties, most of whom are also counterparties for other types of business. The credit risk of derivatives is managed and controlled in the context of our overall credit exposure to each counterparty. Our approach to credit risk is described above (see“– Risk measurement–Credit risk”). It should be noted that although the values shown on the balance sheet can be an important component of our credit exposure, the positive replacement values for any one counterparty are rarely an adequate reflection of our credit exposure on its derivatives business with that counterparty. This is because, on the one hand, replacement values can increase over time (‘potential future exposure’), while on the other hand, exposure may be mitigated by entering into master netting agreements and bilateral collateral arrangements with counterparties.

  Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

       Not required because this document is filed as an annual report.

  PART II

  Item 13. DEFAULTS, DIVIDEND, ARREARAGES AND DELINQUENCIES

       Not applicable.

  Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

       Not applicable.

  Item 15. CONTROLS AND PROCEDURES

       ABN AMRO, under the supervision and with the participation of our management, including the Chairman of the Managing Board and the Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2005. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, our Chairman of the Managing Board and Chief Financial Officer concluded that our disclosure controls and procedures are effective, at the reasonable assurance level, for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. There have been no changes in our internal controls over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

  Item 16. [RESERVED]

  Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

       The Supervisory Board has determined that both Mr. Martinez and Lord C.M. Sharman of Redlynch possess the attributes necessary to qualify as an audit committee financial expert for the purposes of Section 407 of the Sarbanes-Oxley Act and both are independent under the applicable US standards.

  Item 16B. CODE OF ETHICS

       The standards of ethical conduct ABN AMRO that expects from its employees are found within ABN AMRO’s Corporate Values and Business Principles. We believe the Business Principles address the standards necessary to comprise a code of ethics for the purposes of section 406 of the Sarbanes-Oxley Act.

       The Business Principles are applicable to all our employees, including the Chairman of the Managing Board, the Chief Financial Officer and other senior financial officers. All officers and employees are accountable for adhering to the Business Principles. Suspected violations of the Business Principles may be reported in accordance with ABN AMRO’s employee whistle-blowing policy. Through the employee whistle-blowing policy, employees are provided with clear and accessible channels for reporting suspected malpractice, including a direct channel to the Audit Committee.

       The Business Principles are accessible via ABN AMRO’s corporate website at www.abnamro.com (the information found on this website is not incorporated by reference into this document). A copy of our Business Principles is also available upon request, free of charge, by writing or telephoning us at:

  ABN AMRO Bank
  ABN AMRO Investor Relations Department
  Gustav Mahlerlaan 10
  P.O. Box 283
  1000 EA Amsterdam, The Netherlands
  (31-20) 628 7835

  Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

       Following is a summary of the fees to our independent external auditors for the years ended December 31,2005 and 2004.

	2005 Actual Fees	2004 Actual Fees

	(in € millions)
Audit fees	37.1	29.6
Audit-related fees	11.3	12.3
Tax fees	8.4	9.6
All other fees	2.3	2.4

Total fees	59.1	53.9

       Audit related fees consist mainly of accounting consultation and audits in connection with acquisitions and disposals of businesses, review of internal controls and advice on accounting control policies and procedures, attest services not required by statute or regulation and consultation concerning financial accounting and reporting standards.

       Tax fees consist of tax compliance, tax advice and tax planning services and assistance and advice related to tax audits and appeals.

       Other fees are related to risk management and corporate finance advisory services, and other non-proscribed services.

       The Audit Committee is responsible for pre-approving all audit, audit-related and permitted non-audit services provided by the external auditor. See “Item 6. Directors, Senior Management and Employees – C. Board practices – Supervisory Board”.

  Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

       Not applicable.

  Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

  In 2005, we did not repurchase any shares.

  PART III

  Item 17. FINANCIAL STATEMENTS

       Not applicable.

  Item 18. FINANCIAL STATEMENTS

       See our consolidated financial statements and the notes thereto beginning on page F-1, which we incorporate herein by reference.

  Item 19. EXHIBITS

       We have filed the following documents as exhibits to this report:

Exhibit Number	Description of Exhibit

1.1	English translation of the Articles of Association of ABN AMRO Holding N.V., as amended on June 9, 2005
1.2[1]	English translation of the Articles of Association of ABN AMRO Bank N.V.
1.3[1]	English translation of the Constitutional Documents of Stichting Administratiekantoor ABN AMRO Holding
2.1[1]	Amended and Restated Deposit Agreement dated as of May 20, 1997 between ABN AMRO Holding N.V. and Morgan Guarantee Trust Company of New York (succeeded through merger by JPMorgan Chase Bank), as Depositary
2.2[1]	Form of American Depositary Receipt
2.3[2]	Amended and Restated Trust Agreement of ABN AMRO Capital Funding Trust V, dated July 3, 2003, among the Regular Trustees named therein, The Bank of New York (Delaware), as Delaware trustee, BNY Midwest Trust Company, as property trustee, LaSalle Funding LLC, as sponsor, and ABN AMRO Holding N.V., as guarantor
2.4[3]	Amended and Restated Trust Agreement of ABN AMRO Capital Funding Trust VI, dated September 30, 2003, among the Regular Trustees named therein, The Bank of New York (Delaware), as Delawaretrustee, BNY Midwest Trust Company, as property trustee, LaSalle Funding LLC, as sponsor, and ABNAMRO Holding N.V., as guarantor
2.5[4]	Amended and Restated Trust Agreement of ABN AMRO Capital Funding Trust VII, dated February 18, 2004, among the Regular Trustees named therein, The Bank of New York (Delaware), as Delaware trustee, BNY Midwest Trust Company, as property trustee, LaSalle Funding LLC, as sponsor, and ABN AMRO Holding N.V., as guarantor
4.1[1]	Service Agreement and Compensatory Arrangements between Registrants and Members of the Managing Board
4.2	Summary in English of the Share Purchase Agreement entered into on September 26, 2005 with Banca Popolare Italiana, Fingruppo Holding S.p.A., G.P. Finanziaria S.p.A., Tiberio Lonati, Fausto Lonati, Ettore Lonati and Magiste International S.A.
7.1	Statement regarding computation of ratio of earnings to fixed charges
8.1[5]	List of Subsidiaries
12.1	Certification by the Chairman of the Managing Board pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of periodic financial report pursuant to 18 USC. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act
14.1	Consent of Ernst & Young Accountants, independent auditors

1	Previously filed as an exhibit to, or incorporated by reference as indicated in, our annual report on Form 20-F for the year ended December 31, 2002 filed on March 28, 2003.

2	Previously filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2003 filed on March 31, 2004.

3	Previously filed under cover of Form 6-K on October 2, 2003.

4	Previously filed under cover of Form 6-K on February 19, 2004.

5	Incorporated herein by reference to Note 49 to our consolidated financial statements included herein.

  SIGNATURES

       The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

ABN AMRO HOLDING N.V.
(Registrant)

Date:	April 3, 2006	By:	/s/ Rijkman Groenink

			Name:	Mr. Rijkman Groenink
			Title:	Chairman of the Managing Board

By:	/s/ Tom de Swaan

	Name:	Mr. Tom de Swaan
	Title:	Chief Financial Officer

  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

       To the Supervisory Board and the Managing Board of ABN AMRO Holding N.V.

       We have audited the accompanying consolidated balance sheets of ABN AMRO Holding N.V. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABN AMRO Holding N.V. and subsidiaries as at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the European Union.

       International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 50 to the consolidated financial statements.

/s/ Ernst & Young Accountants

Ernst & Young Accountants

  Amsterdam, The Netherlands
  March 31, 2006

  Accounting Policies

       ABN AMRO Holding N.V. is the parent company of the ABN AMRO consolidated group of companies (referred to as the ‘Group’ or ‘ABN AMRO’) and is domiciled in the Netherlands. The consolidated financial statements of the Group for the year ended 31 December 2005 incorporate figures of the parent, its controlled entities and interests in associates.

       The Group provides a broad range of financial services on a worldwide basis, including consumer, commercial and investment banking.

  Statement of compliance

       The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and do not utilise the portfolio hedging ‘carve out’ permitted by the EU. Accordingly, the accounting policies applied by the Group also comply fully with IFRS.

       IFRS standards and interpretations are issued by the International Accounting Standards Board (IASB) and comprise International Financial Reporting Standards, International Accounting Standards and Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

       Since ordinary shares in ABN AMRO Holding N.V. are listed on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts, ABN AMRO also publishes an annual report on Form 20-F that conforms to the rules of the Securities and Exchange Commission (SEC) applicable to foreign registrants. The Form 20-F includes a reconciliation of equity and profit attributable to shareholders of the parent company to the comparable amounts using accounting principles generally accepted in the United States (US GAAP).

  Basis of preparation and first time application

       The financial statements are presented in euros, which is the presentation currency of the Group, rounded to the nearest million.

       The financial statements are prepared on a mixed model valuation basis. Fair value is used for derivative financial instruments, financial assets and liabilities held for trading or designated as measured at fair value through income and available-for-sale assets. Other financial assets (including ‘Loans and Receivables’) and liabilities are valued at amortised cost. The carrying value of amortised cost assets and liabilities included in a fair value hedge relationship is adjusted with respect to fair value changes resulting from the hedged risk. Non-financial assets and liabilities are generally stated at historical cost.

       The preparation of financial statements in conformity with IFRS requires the use of judgement and estimates that affect the recognition and valuation of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, the actual results may differ ultimately from these estimates. The key areas requiring an application of judgement and estimation include the assessment of risk and rewards and other relevant criteria when determining whether or not to derecognise a financial asset or when to consolidate a special purpose entity, the determination of the fair value of certain assets and liabilities, the amount and timing of future cash flows on impaired loans, the outcome of any litigation and the assumptions underlying the determination of long term employee benefit liabilities and other provisions.

        The Group has applied the accounting policies set out herein from its transition to IFRS at 1 January 2004.

       For all periods up to and including the year ended 31 December 2004, ABN AMRO prepared its consolidated financial statements in accordance with Generally Accepted Accounting Principles in the Netherlands (Dutch GAAP). From 1 January 2005, ABN AMRO is required to prepare its consolidated financial statements in accordance with IFRS as adopted by the EU and effective for ABN AMRO’s reporting for the year ended 31 December 2005. Transition to IFRS incorporates the impact of applying all IFRS statements to our assets (such as loans and property), liabilities (such as pensions) and open contracts (such as derivatives and leases) at 1 January

  2004. In many respects the change to IFRS has been a gradual process for Dutch companies, due to the inclusion of many IFRS standards within Dutch GAAP. However, IAS 39 ‘Financial Instruments’, which is the main IFRS standard impacting banks, was not incorporated into Dutch GAAP. This standard, which extends the use of fair values and sets out specific rules of the application of hedge accounting, causes a number of the transition differences.

       In preparing these consolidated financial statements, the Group has elected to utilise certain transitional provisions within IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ which offer certain practical exemptions from the normal rule of applying IFRS retrospectively.

  The following exemptions were used to establish the Group’s opening IFRS equity:

    no restatement of business combinations that took place prior to 1 January 2004 the full cumulative actuarial loss on retirement benefit plans is recognised in equity at 1 January 2004 the cumulative translation account in equity for foreign operations is set to zero at 1 January 2004

    IFRS 2 ‘Share-based Payment’ is only applied to unvested awards that were issued after 7 November 2002 the IAS 39 requirement to defer gains and losses on the initial recognition of a financial asset or liability, not determined by reference to observable market data, was applied to all transactions entered into after 25 October 2002 consistent with US GAAP requirements certain financial assets and liabilities were designated to be held at fair value through income on transition.

       Items elected to fair value through income on transition include non-controlling investments of a Private Equity nature, mortgages originated and held for sale by our North America business, unit-linked investments held for the account of insurance policy holders and certain structured liabilities.

       The Group has adopted the ‘Amendment to IAS 39 Financial Instruments: Recognition and Measurement: The Fair Value Option’ with effect from 1 January 2004, ahead of its mandatory date. Additionally, the Group elected to apply IFRS 5 ‘Non-current assets held for sale and discontinued operations’ at 1 January 2004 ahead of its mandatory effective date.

        See note 47 for further details of the transition to IFRS.

  Basis of consolidation

     Subsidiaries and acquisitions

       Subsidiaries are those enterprises controlled by the Group. Control is deemed to exist when the Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The existence and effect of potential voting rights that are presently exercisable or convertible are taken into account when assessing whether control exists. The Group sponsors the formation of entities, including certain special purpose entities, which may or may not be directly owned, for the purpose of asset securitisation transactions and other narrow and well-defined objectives. Particularly in the case of securitisations these entities may acquire assets from other Group companies. Some of these entities are bankruptcy-remote entities whose assets are not available to meet the claims of creditors of the Group or any of its subsidiaries. Such entities are consolidated in the Group’s Financial Statements when the substance of the relationship between the Group and the entity indicates that control is held by the Group.

       The financial statements of subsidiaries and special purpose entities are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

       Equity attributable to minority interests is shown separately in the consolidated balance sheet as part of total equity and current period profit or loss attributable to minority interests are presented as an attribution of profit for the year.

       IFRS 3 ‘Business combinations’ was adopted for all business combinations that took place after 1 January 2004. Goodwill on acquisitions prior to this date was charged against equity. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the Group’s share of the fair value of the identifiable net assets (including certain contingent liabilities) acquired is recorded as goodwill.

       In a step acquisition, where control is obtained in stages, all assets and liabilities of the acquired subsidiary, excluding goodwill, are adjusted to their fair values at the date of the latest share acquisition transaction. Fair value adjustments relating to existing holdings are recorded directly in equity.

       As a consequence of measuring all the acquired assets and liabilities at fair value, minority interests are calculated by reference to these fair values.

     Investments held with significant influence

       Associates are those enterprises in which the Group has significant influence (this is generally demonstrated when the Group holds between 20% and 50% of the voting rights), but not control, over the operating and financial policies.

       If significant influence is held in a venture capital investment the equity investment is designated to be held at fair value with changes through income.

       Other investments in which significant influence is held, including the Group’s strategic investments, are accounted for using the ‘Net equity method’ and presented as ‘Equity accounted investments’. Under this method the investment is initially recorded at cost and subsequently increased (or decreased) for post acquisition net income (or loss), other movements impacting the equity of the investee and any adjustments required for impairment. When the Group’s share of losses exceeds the carrying amount of the investment, the carrying amount is reduced to zero, including any other unsecured receivables, and recognition of further losses is discontinued except to the extent that the Group has incurred obligations or made payments on behalf of the investee.

     Jointly controlled entities

       Jointly controlled entities are those enterprises over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group’s proportionate share of these enterprises’ assets, liabilities, income and expenses on a line-by-line basis, from the date on which joint control commences until the date on which joint control ceases.

     Non-current assets held for sale and discontinued operations

       Non-current assets and/or businesses are classified as held for sale if their carrying amount is to be recovered principally through a sale transaction planned to occur within 12 months, rather than through continuing use. Held for sale assets are measured at the lower of their carrying amount and fair value less costs to sell and are classified separately from other assets in the balance sheet. Assets and liabilities of a business held for sale are separately presented.

       The results of discontinued operations (if significant and representing a separate major line of business or a geographical area of operation) are presented in the income statement as a single amount comprising the net profit and/or net loss of the discontinued operation and the after tax gain or loss realised on disposal. Comparative income statement data is re-presented if in the current period an activity qualifies as discontinuing and qualifies for separate presentation.

     Private equity

       Investments of a private equity nature controlled by the Group are consolidated. All other investments of a private equity nature are designated at fair value through income.

     Transactions eliminated on consolidation

       Intra-group balances and transactions, and any related unrealised gains, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the enterprise. Unrealised losses are also eliminated unless the transaction provides evidence of impairment in the asset transferred.

  Currency translation differences

       The financial performance of the Group’s foreign operations (conducted through branches, subsidiaries, associates and joint ventures) is reported using the currency (‘functional currency’) that best reflects the economic substance of the underlying events and circumstances relevant to that entity.

       Transactions in a currency that differs from the functional currency of the transacting entity are translated into the functional currency at the foreign exchange rate at transaction date. Accruals and deferrals are translated using the foreign exchange rate on the last day of the month to which the results relate. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities accounted for at cost, if denominated in foreign currency, are translated at the foreign exchange rate prevailing at the date of initial recognition.

       Translation differences on monetary financial assets and liabilities, whether measured at amortised cost or fair value, are included in foreign exchange gains and losses in income. Translation differences on non-monetary items (such as equities) held at fair value through income are also reported through income and, for those classified as available-for-sale, directly in equity within ‘Net unrealised gains and losses on available-for-sale assets’.

       The assets and liabilities of foreign operations, including goodwill and purchase accounting adjustments, are translated to the Group’s presentation currency, the euro, at the foreign exchange rates prevailing at the balance sheet date. The income and expenses of foreign operations are translated to euro at the rates prevailing at the end of the month. Currency translation differences arising on these translations are recognised directly in equity (‘currency translation account’). Exchange differences recorded in equity, arising after transition to IFRS on 1 January 2004, are included in the income statement on disposal or partial disposal of the operation.

  Fiduciary activities

       The Group commonly acts as trustee and in other fiduciary capacities that entail either the holding or placing of assets on behalf of individuals, trusts or other institutions. These assets are not assets of the Group and are therefore not included in these financial statements.

  Income statement

     Interest income and expenses

       Interest income and expense is recognised in the income statement using the effective interest rate method. The application of this method includes the amortisation of any discount or premium or other differences, including transaction costs and qualifying fees and commissions, between the initial carrying amount of an interest-bearing instrument and its amount at maturity calculated on an effective interest rate basis. This item also includes interest income and expense in relation to trading balances.

  Fee and commission income

       Fees and commissions are recognised as follows:

    fees and commissions generated as an integral part of negotiating and arranging a funding transaction with customers, such as the issuance of loans are included in the calculation of the effective interest rate and are included in interest income and expense fees and commissions generated for transactions or one-off acts are recognised when the transaction or act is completed fees and commissions dependent on the outcome of a particular event or contingent upon performance are only recognised when the relevant criteria have been met service fees are typically recognised on a straight-line basis over the service contract period. Portfolio and other management advisory and service fees are recognised based on the applicable service contracts asset management fees related to investment funds are also recognised over the period the service is provided. This principle is also applied to the recognition of income from wealth management, financial planning and custody services that are provided over an extended period.

     Net trading income

       Net trading income includes gains and losses arising from changes in the fair value and disposal of financial assets and liabilities held for trading and includes dividends received from trading instruments. Interest income or expenses on trading assets or liabilities are included within interest income or expense.

     Results from financial transactions

       Results from financial transactions include gains and losses on the sale of non-trading financial assets and liabilities, ineffectiveness of certain hedging programmes, fair value changes relating to assets and liabilities designated at fair value through income and changes in the value of any related derivatives. Dividend income from non-trading equity investments is recognised when entitlement is established.

     Other operating income

       Development property income is first recognised when the outcome of a construction contract can be estimated reliably; after which contract income and expenses are recognised in the income statement in proportion to the stage of completion of the contract. The stage of completion is assessed by reference to the phases of work performed. An expected loss on a contract is recognised immediately in the income statement.

       Rental income from investment property is recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income.

        Income from insurance activities is presented net of direct costs and provisions required for the insured risk.

  Earnings per share

       Earnings per share is calculated by dividing the profit attributable to shareholders of the parent company from continuing and discontinuing operations by the average number of shares in issuance during the year. Fully diluted earnings per share is calculated taking into account all dilutive instruments, including options and employee share plans, in issuance at the balance sheet date.

  Segment reporting

       Business segments are the primary reporting segments and are grouped by the nature of risks and rewards assessed by reference to product and service characteristics. Geographical segments are grouped based on a combination of proximity, relationships between operations and economic and currency similarities. Geographical data is presented according to the location of the transacting Group entity.

  Financial assets and liabilities

     Measurement classifications

        The Group classifies its financial assets and liabilities into the following measurement (‘valuation’) categories:

       Financial instruments held for trading are those that the Group holds primarily for the purpose of short-term profit-taking. These include shares, interest earning securities, derivative contracts that are not designated as hedging instruments, and liabilities from short sales of financial instruments.

       Derivatives are financial instruments that require little or no initial net investment, with future settlements dependent on a reference benchmark index, rate or price (such as interest rates or equity prices). Changes in expected future cash flows in response to changes in the underlying benchmark determine the fair value of derivatives. All derivatives are recorded in the balance sheet at fair value. Changes in the fair value of derivative instruments are taken to income, except where a designation as a cash flow hedge or net investment hedge is made (see hedging below).

       Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They generally arise when the Group provides money or services directly to a customer with no intention of trading or selling the loan. Loans originated with the intention to sell are classified within other assets and designated at fair value through income.

       Held-to-maturity assets are non-derivative financial assets quoted on an active market with fixed or determinable payments (i.e. debt instruments) and a fixed maturity that the Group has the intention and ability to hold to maturity.

       Designated at fair value through income are financial assets and financial liabilities that the Group upon initial recognition (or on transition to IFRS on 1 January 2004) designates to be measured at fair value with changes reported in income. Such a designation is done if:

    the host instrument includes an embedded derivative that would otherwise require separation. This applies to certain structured notes issued with hybrid features. Fair value measurement also helps to achieve offset against changes in the value of derivatives and other fair value positions used to economically hedge these notes the designation eliminates or significantly reduce a measurement inconsistency that would otherwise arise. In this regard unit-linked investments held for the account and risk of policyholders and the related obligation to policyholders are designated at fair value with changes through income it relates to a portfolio of financial assets and/or liabilities that are managed and evaluated on a fair value basis. This is applied to equity investments of a private equity nature and mortgages that are originated and held-for-sale by our business in North America.

       Available-for-sale assets include interest earning assets that have either been designated as available-for-sale or do not fit into one of the categories described above. Equity investments held without significant influence, which are not held for trading or elected to fair value through income are classified as available-for-sale.

       Non-trading financial liabilities that are not designated at fair value through income are measured at amortised cost.

     Recognition and derecognition

       Traded instruments are recognised on trade date, defined as the date on which the Group commits to purchase or sell the underlying instrument. Where settlement terms are non-standard the commitment is accounted for as a derivative between trade and settlement date. Loans and receivables are recognised when they are acquired or funded by the Group and derecognised when settled. Issued debt is recognised when issued and deposits are recognised when the cash is deposited with the Group. Other financial assets and liabilities, including derivatives, are recognised in the balance sheet when the Group becomes party to the contractual provisions of the asset or liability.

       Financial assets are generally derecognised when the Group loses control or the ability to obtain benefits over the contractual rights that comprise that asset. This occurs when the rights are realised, expire or are fully transferred. If a servicing function is retained, which is profitable, a servicing asset is recognised. A financial liability is derecognised when the obligations specified in the contract are discharged, cancelled or expire.

       Financial instruments continue to be recognised in the balance sheet, and a liability recognised for the proceeds of any related funding transaction, unless a fully proportional share of all or specifically identified cash flows are transferable to the lender without material delay and the lenders claim is limited to those cash flows, in which case that proportion of the asset is derecognised; or substantially all the risks and returns and control associated with the financial instruments have been transferred in which case the assets are derecognised in full.

       The Group derecognises financial liabilities when settled or if the Group repurchases its own debt. The difference between the former carrying amount and the consideration paid is included in results on financial transactions in income. Any subsequent resale is treated as a new issuance.

       The Group securitizes various consumer and commercial financial assets. This process generally necessitates a sale of these assets to a special purpose entity (SPE), which in turn issues securities to investors. The Group’s interests in securitised assets may be retained in the form of senior or subordinated tranches, issued guarantees, interest-only strips or other residual interests, together referred to as retained interest. In many cases these retained interests are significant, such that the SPE is consolidated, and the securitised assets continue to be recognised in the consolidated balance sheet.

     Measurement

       All trading instruments and financial assets and liabilities designated at fair value are measured at fair value, with transaction costs related to the purchase taken to income directly.

       All derivatives are recorded in the balance sheet at fair value with changes recorded through income unless the derivative qualifies for cash flow hedging accounting.

       Available-for-sale assets are held at fair value with unrealised gains and losses recognised directly in equity, net of applicable taxes. Premiums, discounts and qualifying transaction costs of interest earning available-for-sale assets are amortised to income on an effective interest rate basis. When available-for-sale assets are sold, collected or impaired the cumulative gain or loss recognised in equity is transferred to results from financial transactions in income.

       All other financial assets and liabilities are initially measured at cost including directly attributable incremental transaction costs. They are subsequently valued at amortised cost using the effective interest rate method. Through use of the effective interest rate method, premiums and discounts, including qualifying transaction costs, included in the carrying amount of the related instrument are amortised over the period to maturity or expected prepayment on the basis of the instrument’s original effective interest rate.

       When available, fair values are obtained from quoted market prices in liquid markets. Where no active market exists, or quoted prices are unobtainable, the fair value is estimated using a variety of valuation techniques – including discounted cash flow and other pricing models. Inputs to pricing models are generally taken from reliable external data sources. The models used are validated prior to the use for financial reporting by qualified staff independent of the initial selection or creation of the model. Where inputs cannot be reliably sourced from external providers, the initial recognition value of a financial asset or liability is taken to be the settled value at trade inception. The initial change in fair value indicated by the valuation technique is then released to income at appropriate points over the life of the instrument (typically taking account of the ability to obtain reliable external data, the passage of time and the use of offsetting transactions). Where discounted cash flow techniques are used, estimated future cash flows are based on management’s best estimates and the discount rate applied is a market-related rate at the balance sheet date for an instrument with similar terms and conditions. Fair values include appropriate adjustments to reflect the credit quality of the instrument.

     Professional securities transactions

       Securities borrowing and securities lending transactions are generally entered into on a collateralised basis, with securities usually advanced or received as collateral. The transfer of the securities themselves is not reflected on the balance sheet unless the risks and rewards of ownership are also transferred. If cash is advanced or received, securities borrowing and lending activities are recorded at the amount of cash advanced (included in loans and receivables) or received (due to banks or customers). The market value of the securities borrowed and lent is monitored on a daily basis, and the collateral levels are adjusted in accordance with the underlying transactions. Fees and interest received or paid are recognised on an effective interest basis and recorded as interest income or interest expense.

        Sale and repurchase transactions involve purchases (sales) of investments with agreements to resell (repurchase) substantially identical investments at a certain date in the future at a fixed price. Investments purchased subject to commitments to resell them at future dates are not recognised. The amounts paid are recognised in loans and receivables to either banks or customers. The receivables are shown as collateralised by the underlying security. Investments sold under repurchase agreements continue to be recognised in the balance sheet. The proceeds from the sale of the investments are reported as liabilities to either banks or customers. The difference between the sale and repurchase price is recognised over the period of the transaction and recorded as interest income or interest expense.

     Netting and collateral

       The Group enters into master netting arrangements with counterparties wherever possible, and when appropriate, obtains collateral. If the Group has the right on the grounds of either legal or contractual provisions and the intention to settle financial assets and liabilities net or simultaneously, these are offset and the net amount is reported in the balance sheet. Due to differences in the timing of actual cash flows, derivatives with positive and negative fair values are generally not netted, even if they are held with the same counterparty.

  Hedge accounting

       The Group uses derivative instruments to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions. The Group applies fair value, cash flow or net investment hedging to qualifying transactions that are documented as such at inception.

       The hedged item can be an asset, liability, highly probable forecasted transaction or net investment in a foreign operation that (a) exposes the entity to risk of changes in fair value or future cash flows and (b) is designated as being hedged. The risk being hedged (the ‘hedged risk’) is typically changes in interest rates or foreign currency rates. The Group also enters into credit risk derivatives (sometimes referred to as ‘credit default swaps’) for managing portfolio credit risk. However these are generally not included in hedge accounting relationships due to difficulties in demonstrating that the relationship will be highly effective.

       Both at the inception of the hedge and on an ongoing basis, the Group formally assesses whether the derivatives used in its hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of the hedged item, by assessing and measuring, whether changes in the fair value or cash flows of the hedged item are offset by the changes in the fair value or cash flows of the hedging instrument, within the range 80% to 125%.

       Hedge ineffectiveness represents the amount by which the changes in the fair value of the derivative differ from changes in the fair value of the hedged item in a fair value hedge, or the amount by which the changes in the fair value of the derivative are in excess of the fair value change of the expected cash flow in a cash flow hedge. Hedge ineffectiveness and gains and losses on components of a derivative that are excluded from the assessment of hedge effectiveness are recorded directly in income.

       The Group discontinues hedge accounting when the hedge relationship has ceased to be effective or is no longer expected to be effective, or when the derivative or hedged item is sold or otherwise terminated.

     Fair value hedges

       Where a derivative financial instrument hedges the exposure to changes in the fair value of recognised or committed assets or liabilities, the hedged item is adjusted in relation to the risk being hedged. Gains or losses on remeasurement of both the hedging instrument and the hedged item are recognised in the income statement, typically within results from financial transactions. For hedges of mortgage service rights any hedging ineffectiveness is recorded in other income.

       When a fair value hedge of interest rate risk is terminated, any fair value adjustment to the carrying amount of the hedged asset or liability is amortised to income over the original designated hedging period or taken directly to income if the hedged item is sold, settled or impaired.

     Cash flow hedges

       When a derivative financial instrument hedges the exposure to variability in the cash flows from recognised assets, liabilities or anticipated transactions, the effective part of any gain or loss on remeasurement of the hedging instrument is recognised directly in equity. When a cash flow hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss recognised in equity remains in equity.

       The cumulative gain or loss recognised in equity is transferred to the income statement at the time when the hedged transaction affects net profit or loss and included in the same line item as the hedged transaction. In the exceptional case that the hedged transaction is no longer expected to occur, the cumulative gain or loss recognised in equity is recognised in the income statement immediately.

      Hedge of a net investment in a foreign operation

       The Group uses foreign derivatives and currency borrowings to hedge various net investments in foreign operations. For such hedges, currency translation differences arising on translation of these instruments to euro are recognised directly in the currency translation account in equity, insofar as they are effective.

  Impairment of financial assets

       The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a portfolio of financial assets is impaired. A financial asset or portfolio of financial assets is impaired and impairment losses are recognised if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset and prior to the balance sheet date (‘a loss event’) and that event adversely impacts estimated future cash flows of the financial asset or the portfolio.

     Loans and receivables

       An indication that a loan may be impaired is obtained through the Group’s credit review processes, which include monitoring customer payments and other performance criteria.

       The Group first assesses whether objective evidence of impairment exists for loans (including any related facilities and guarantees) that are individually significant, and individually or collectively for loans that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed loan, it includes the asset in a portfolio of loans with similar credit risk characteristics and collectively assesses them for impairment. Loans that are individually impaired are not included in a collective assessment of impairment.

       Indications that there is a measurable decrease in estimated future cash flows from a portfolio of loans, although the decrease cannot yet be identified with the individual loans in the portfolio, include adverse changes in the payment status of borrowers in the portfolio and national or local economic conditions that correlate with defaults in the portfolio.

       The amount of impairment loss is measured as the difference between the loan’s carrying amount and the present value of estimated future cash flows discounted at the loan’s original effective interest rate. The amount of the loss is recognised using an allowance account and the amount of the loss is included in the income statement line loan impairment and other credit risk provisions.

       The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that are likely to result from foreclosure less costs for obtaining and selling the collateral.

       Future cash flows of a group of loans that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the loans in the portfolio and historical loss experience for loans with credit risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the historical data and to remove the effects of conditions in the historical data that do not currently exist.

       The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience. The impact of changes in estimates and recoveries is recorded in the income statement line loan impairment and other credit risk provisions.

       Following impairment, interest income is recognised using the original effective rate of interest. When a loan is deemed no longer collectible, it is written off against the related allowance for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are credited to the income statement line loan impairment and other credit risk provisions. Assets acquired in exchange for loans to achieve an orderly realisation are reflected in the balance sheet as a disposal of the loan and an acquisition of a new asset, initially booked at fair value.

     Other financial assets

       In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also considered in determining whether impairment exists. Where such evidence exists, the cumulative net loss that has been previously recognised directly in equity is removed from equity and recognised in the income statement within results on financial transactions.

       Held to maturity and available-for-sale debt investments are assessed and any impairment is measured on an individual basis, consistent with the methodology applied to loan and receivables.

  Property and equipment

     Own use assets

       Property and equipment is stated at cost less accumulated depreciation and any amount for impairment. If an item of property and equipment is comprised of several major components with different useful lives, each component is accounted for separately. Additions and subsequent expenditures are capitalised only to the extent that they enhance the future economic benefits expected to be derived from the asset. Expenditure incurred to replace a component of an asset is separately capitalised and the replaced component is written off. Other subsequent expenditure is capitalised only when it increases the future economic benefit of the item of property and equipment. All other expenditure, including maintenance, is recognised in the income statement as incurred. When an item of property and equipment is retired or disposed, the difference between the carrying amount and the disposal proceeds net of costs is recognised in other operating income.

       Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of items of property and equipment, and major components that are accounted for separately. The Group generally uses the following estimated useful lives:

•	Land	not depreciated

•	Buildings	25 to 50 years

•	Equipment	5 to 12 years

•	Computer installations	2 to 5 years

        Software, presented as an intangible asset, is amortised over 3-7 years.

       Depreciation rates and residual values are reviewed at least annually to take into account any change in circumstances. Capitalised leasehold improvements are depreciated in a manner that takes into account the term and renewal conditions of the related lease.

     Development property

       The majority of the Group’s development and construction activities are undertaken for immediate sale or as part of a pre-agreed contractual arrangement. Property developed under a pre-agreed contractual arrangement is stated at cost plus profit recognisable to date less a provision for any foreseeable losses and less progress billings. Cost includes all expenditure related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group’s contract activities based on normal operating capacity. The specific components of development property are accounted for as follows.

       Building and development sites are carried at cost including allocated interest and additional expenses for purchasing the site and making them ready for development. No interest is allocated to land which has not been zoned for a particular purpose, if there is no certainty that the land will be built on. Any provision deemed necessary for expected losses on sale is deducted from the carrying value of the site.

       Work in progress relates to commercial property projects, as well as to unsold residential property under construction or preparation. Work in progress is carried at the costs incurred plus allocated interest and net of any provisions as required. Progress instalments invoiced to buyers and principals are deducted from work in progress. The profit and loss is recognised in accordance with the percentage of completion method. Until sold, commercial and residential developments are carried at cost of production net of any required provisions. If a decision is taken to retain an unsold property it is classified as investment property.

     Investment property

       Investment property is carried at fair value based on current market prices for similar properties in the same location and condition. Any gain or loss arising from a change in fair value is recognised in profit and loss. Rental income from investment property is recognised on a straight-line basis over the term of the lease, with lease incentives granted recognised as an integral part of the rental income.

  Leasing

       As lessee: most of the leases that the Group has entered into are classified as operating leases (including property rental). The total payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense. When it is anticipated that an operating lease will be terminated or vacated before the lease period has expired, the lesser of any penalty payments required and the remaining payments due once vacated (less sub-leasing income) is recognised as an expense.

       As lessor: assets subject to operational leases are included in property and equipment. The asset is depreciated on a straight-line basis over its useful life to its estimated residual value. Leases where the Group transfers substantially all the risks and rewards resulting from ownership of an asset to the lessee are classified as finance leases. A receivable at an amount equal to the present value of the lease payments, using the implicit interest rate, including any guaranteed residual value, is recognised. Finance lease receivables are included in loans and receivables to customers.

  Intangible assets

     Goodwill

       Goodwill is capitalised and represents the excess of the cost of an acquisition over the fair value of the Group’s share of the acquired entity’s net identifiable assets at the date of acquisition. For the purpose of calculating goodwill, the fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. Any change in the assessed fair value of acquired assets and liabilities at the time of acquisition identified within one year following the acquisition are corrected against goodwill. Any revisions identified after one year are recorded in income.

       Goodwill on the acquisition of equity accounted investments is included in the carrying amount of the investment.

       Gains and losses on the disposal of an entity, including equity accounted investments, are determined as the difference between the sale proceeds and the carrying amount of the entity including related goodwill and any translation differences recorded in equity.

     Software

       Costs that are directly associated with identifiable and unique software products that are controlled by the Group, and likely to generate future economic benefits exceeding these costs, are recognised as intangible assets. Direct costs include staff costs of the software development team. Expenditure that enhances or extends the performance of computer software programs beyond their original specifications is recognised as a capital improvement and added to the original cost of the software. Software is amortised over 3-7 years.

        Costs associated with maintaining computer software programs are recognised as an expense as incurred.

     Mortgage servicing rights

       Mortgage servicing rights (MSRs) represent the right to a stream of fee-based cash flows and an obligation to perform specified mortgage servicing activities. MSRs are initially recorded at fair value and amortised over the estimated future net servicing income stream of the underlying mortgages. The duration of the income stream relating to these servicing rights is dependent on the pre-payment behaviour of the customer, which is influenced by a number of factors including interest rate expectations. MSR assets are subject to hedging under a fair value hedge programme designed to limit the Group’s exposure to changes in the fair value of the MSR. The change in the fair value of the hedged MSRs and the change in the fair value of the hedging derivatives are included as part of mortgage banking income within other income.

     Other intangible assets

       Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and any adjustment for impairment losses. Other intangible assets are comprised of separately identifiable items arising from acquisition of subsidiaries, such as customer relationships, and certain purchased trademarks and similar items. Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of the intangible asset.

  Impairment of property and equipment and intangible assets

       Property and equipment and intangibles are assessed at each balance sheet date or more frequently, to determine whether there is any indication of impairment. If any such indication exists, the assets are subject to an impairment review. Regardless of any indications of potential impairment, the carrying amount of goodwill is subject to a detailed impairment review at least annually.

       An impairment loss is recognised whenever the carrying amount of an asset that generates largely independent cash flows or the cash-generating unit to which it belongs exceeds its recoverable amount. The recoverable amount of an asset is the greater of its net selling price and value in use. To calculate value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market rates and the risks specific to the asset. When conducting impairment reviews, particularly for goodwill, cash-generating units are the lowest level at which management monitors the return on investment on assets.

       Impairment losses are recognised in the income statement as a component of depreciation and amortisation expense. An impairment loss with respect to goodwill is not reversible. Other impairment losses are reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had previously been recognised.

  Pension and other post-retirement benefits

       For employees in the Netherlands and the majority of staff employed outside the Netherlands, pension or other retirement plans have been established in accordance with the regulations and practices of the countries in question. Separate pension funds or third parties administer most of these plans. The plans include both defined contribution plans and defined benefit plans.

     Defined contribution plans

       In the case of defined contribution plans, contributions are charged directly to the income statement in the year to which they relate.

     Defined benefit plans

       The net obligations under defined benefit plans are regarded as the Group’s own commitments regardless of whether these are administered by a pension fund or in some other manner. The net obligation of each plan is determined as the difference between the benefit obligations and the plan assets. Defined benefit plan pension commitments are calculated in accordance with the projected unit credit method of actuarial cost allocation. Under this method, the present value of pension commitments is determined on the basis of the number of active years of service up to the balance sheet date and the estimated employee salary at the time of the expected retirement date, and is discounted using the market rate of interest on high-quality corporate bonds. The plan assets are measured at fair value.

       Pension costs for the year are established at the beginning of the year based on the expected service and interest costs and the expected return on the plan assets, plus the impact of any current period curtailments or plan changes. Differences between the expected and the actual return on plan assets, as well as actuarial gains and losses, are only recognised as income or expense when the net cumulative unrecognised actuarial gains and losses at the end of the previous reporting year exceed 10% of the greater of the commitments under the plan and the fair value of the related plan assets. The part that exceeds 10% is recognised in income over the expected remaining years of service of the employees participating in the plans. Differences between the pension costs determined in this way and the contributions payable are accounted for as provisions or prepayments. Commitments relating to early retirement of employees are treated as pension commitments.

       When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the past service cost is recognised immediately in the income statement.

     Other post-retirement benefits

       The Group’s net obligation with respect to long-term service benefits and post-retirement healthcare is the amount of future benefit that employees have earned in return for their service in current and prior periods. The obligation is calculated using the projected unit credit method. It is then discounted to its present value and the fair value of any related assets is deducted.

  Share-based payments to employees

       The Group engages in equity and cash settled share-based payment transactions in respect of services received from certain of its employees. The cost of the services received is measured by reference to the fair value of the shares or share options granted on the date of the grant. The cost related to the shares or share options granted is recognised in the income statement over the period that the services of the employees are received, which is the vesting period, with a corresponding credit in equity for equity settled schemes and a credit in liabilities for cash settled schemes.

       The fair value of the options granted is determined using option pricing models, which take into account the exercise price of the option, the current share price, the risk free interest rate, the volatility of the ABN AMRO share price over the life of the option and the terms and conditions of the grant. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services, so that ultimately the amount cumulatively recognised in the income statement shall reflect the number of shares or share options that eventually vest. Where vesting conditions are related to market conditions, the charges for the services received are recognised regardless of whether or not the market related vesting condition is met, provided that the non-market vesting conditions are met.

  Provisions

       A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If the effect of time value is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market rates and, where appropriate, the risks specific to the liability.

       A provision for restructuring is recognised when an obligation exists. An obligation exists when the Group has approved a detailed plan and has raised a valid expectation in those affected by the plan by starting to implement the plan or by announcing its main features. Future operating costs are not provided for.

       Provisions for insurance risks are determined by actuarial methods, which include the use of statistics, interest rate data and settlement costs expectations.

  Other liabilities

       Obligations to policyholders, whose return is dependent on the return of unit linked investments recognised in the balance sheet, are measured at fair value with changes through income.

  Income taxes – current and deferred

       Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise. The future tax benefit of income tax losses available for carry forward is recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilised.

       Deferred tax is recognised for qualifying temporary differences. Temporary differences represent the difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The most significant temporary differences arise from the revaluation of certain financial assets and liabilities including derivative contracts, allowances for loan impairment, provisions for pensions and business combinations. The following differences are not provided for: capitalised goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries and associates, to the extent that they will probably not reverse in the foreseeable future and the timing of such reversals is controlled by the Group. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

       Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where there is both the legal right and the intention to settle on a net basis or to realise the asset and liability simultaneously.

  Issued debt and equity securities

       Issued debt securities are recorded on an amortised cost basis using the effective interest rate method, unless they are of a hybrid/structured nature and designated to be held at fair value through income.

       Issued financial instruments or their components are classified as liabilities where the substance of the contractual arrangement results in the Group having a present obligation to either deliver cash or another financial asset or to satisfy the obligation other than by the exchange of a fixed number of equity shares. Preference shares that carry a non-discretionary coupon or are redeemable on a specific date or at the option of the holder are classified as liabilities. The dividends and fees on preference shares classified as a liability are recognised as interest expense.

       Issued financial instruments, or their components, are classified as equity when they do not qualify as a liability and represent a residual interest in the assets of the Group. Preference share capital is classified as equity if it is non-redeemable and any dividends are discretionary. The components of issued financial instruments that contain both liability and equity elements are accounted for separately with the equity component being assigned the residual amount after deducting from the instrument’s initial value the fair value of the liability component.

       Dividends on ordinary shares and preference shares classified as equity are recognised as a distribution of equity in the period in which they are approved by shareholders.

  Share capital

       Incremental external costs directly attributable to the issue of new shares are deducted from equity net of any related income taxes.

       When share capital recognised as equity is repurchased, the amount of the consideration paid, including incremental directly attributable costs net of income taxes, is recognised as a change in equity. Repurchased shares are classified as treasury shares and presented as a deduction from total equity. Where such shares are subsequently sold or reissued, any consideration received is added to shareholders’ equity.

  Other equity components

     Currency translation account

       The currency translation account is comprised of all currency differences arising from the translation of the financial statements of foreign operations net of the translation impact on liabilities or foreign exchange derivatives held to hedge the Group’s net investment. These currency differences are included in income on disposal or partial disposal of the operation.

     Cash flow hedging reserve

       The cash flow hedging reserve is comprised of the effective portion of the cumulative change in the fair value of cash flow hedging derivatives, net of taxes, where the hedged transaction has not yet occurred.

     Net unrealised gains and losses on available-for-sale assets

       In this component, gains and losses arising from a change in the fair value of available-for-sale assets are recognised, net of taxes. When the relevant assets are sold, impaired or otherwise disposed of, the related cumulative gain or loss recognised in equity is transferred to the income statement.

       Collectively, the cash flow hedging reserve and the available-for-sale reserve are sometimes referred to as special components of equity.

  Cash flow statement

       Cash and cash equivalents for the purpose of the cash flow statement include cash in hand, deposits available on demand with central banks and net credit balances on current accounts with other banks.

       The cash flow statement, based on the indirect method of calculation, gives details of the source of cash and cash equivalents which became available during the year and the application of these cash and cash equivalents over the course of the year. The cash flows are analysed into cash flows from operations, including banking activities, investment activities and financing activities. Movements in loans and receivables and inter-bank deposits are included in the cash flow from operating activities. Investment activities are comprised of acquisitions, sales and redemptions in respect of financial investments, as well as investments in and sales of subsidiaries and associates, property and equipment. The issuing of shares and the borrowing and repayment of long-term funds are treated as financing activities. Movements due to currency translation differences as well as the effects of the consolidation of acquisitions, where of material significance, are eliminated from the cash flow figures.

  Consolidated Income Statement for 2005

	2005	2004

	(in millions of euros)
Interest income	30,528	25,334
Interest expense	21,467	16,538

Net interest income[2]	9,061	8,796

Fee and commission income	5,627	5,265
Fee and commission expense	881	700

Net fee and commission income[3]	4,746	4,565

Net trading income[4]	2,621	1,309
Results from financial transactions[5]	1,282	908
Share of result in equity accounted investments[19]	280	206
Other operating income[6]	1,588	1,235
Income of consolidated private equity holdings[40]	3,637	2,616

Operating income	23,215	19,635

Personal expenses[7]	7,531	7,818
General and administrative expenses[8]	5,812	5,038
Depreciation and amortization[9]	1,021	1,235
Goods and materials of consolidated private equity holdings[40]	2,519	1,665

Operating expenses	16,883	15,756

Loan impairment and other credit risk provisions[18]	648	616

Total expenses	17,531	16,372

Operating profit before tax	5,684	3,263
Income tax expense[11]	1,241	770

Profit from continuing operations	4,443	2,493

Profit from discontinued operations net of tax[45]	—	1,447

Profit for the year	4,443	3,940

Attributable to:
Shareholders of the parent company	4,382	3,865
Minority interests	61	75

Earnings per share attributable to the shareholders of the parent company
(in euros)[12]
From continuing operations
Basic	2.43	1.46
Diluted	2.42	1.46
From continuing and discontinuing operations
Basic	2.43	2.33
Diluted	2.42	2.33

  Numbers stated against items refer to the notes.

  Consolidated Balance Sheet at December 31, 2005

	2005	2004

	(in millions of euros)
Assets
Cash and balances at central banks[13]	16,657	17,896
Financial assets held for trading[14]	202,055	167,035
Financial investments[15]	123,774	102,948
Loans and receivables — banks[16]	108,635	83,858
Loans and receivables — customers[17]	380,248	320,022
Equity accounted investments[19]	2,993	1,428
Property and equipment[20]	8,110	7,173
Goodwill and other intangible assets[21]	5,168	3,143
Accrued income and prepaid expenses	7,614	5,740
Other assets[22]	25,550	18,211

Total assets	880,804	727,454

Liabilities
Financial liabilities held for trading[14]	148,588	129,506
Due to banks[23]	167,821	133,529
Due to customers[24]	317,083	281,379
Issued debt securities[25]	170,619	121,232
Provisions[26]	6,411	6,933
Accrued expenses and deferred income	8,335	8,074
Other liabilities[28]	18,723	13,562

Total liabilities (excluding subordinated liabilities)	837,580	694,215
Subordinated liabilities[30]	19,072	16,687

Total liabilities	856,652	710,902

Equity
Share capital	1,069	954
Share premium	5,269	2,604
Retained earnings	15,237	11,580
Treasury shares	(600)	(632)
Net gains/(losses) not recognized in the income statement	1,246	309

Equity attributable to shareholders of the parent company	22,221	14,815
Equity attributable to minority interests	1,931	1,737

Total equity	24,152	16,552

Total equity and liabilities	880,804	727,454

Credit related contingent liabilities[33]	46,021	46,465
Committed credit facilities[33]	141,010	145,009

  Numbers stated against items refer to the notes.

  Consolidated Statement of Changes in Equity in 2005

	2005	2004

	(in millions of euros)
Share capital
Balance at 1 January	954	919
Issuance of shares	82	—
Exercised options and warrants	—	2
Dividends paid in shares	33	33

Balance at 31 December	1,069	954

Share premium
Balance at 1 January	2,604	2,549
Issuance of shares	2,611	—
Options and conversion rights exercised	—	48
Share-based payments	87	40
Dividends paid in shares	(33)	(33)

Balance at 31 December	5,269	2,604

Retained earnings
Balance at 1 January	11,580	8,469
Profit attributable to shareholders of the parent company	4,382	3,865
Dividends paid to shareholders of the parent company	(659)	(694)
Other	(66)	(60)

Balance at 31 December	15,237	11,580

Treasury shares
Balance at 1 January	(632)	(119)
Net purchase/sale of treasury shares	32	(513)

Balance at 31 December	(600)	(632)

Equity settled own share derivatives
Balance at 1 January	—	(106)
Change in market value and settlements	—	106

Balance at 31 December	—	—

Net gains/(losses) not recognized in the income statement
Currency transaction account
Balance at 1 January	(238)	—
Transfer to income statement relating to disposed subsidiaries	(20)	2
Currency translation differences	1,100	(240)

Subtotal — Balance at 31 December	842	(238)

Net unrealized gains/(losses) on available-for-sale assets
Balance at January 1	830	572
Net unrealised gains/(losses) on available-for-sale assets	717	509
Net losses/(gains) reclassified to the income statement	(348)	(251)

Subtotal — Balance at 31 December	1,199	830

Cash flow hedging reserve
Balance at 1 January	(283)	(165)
Net unrealised gains/(losses) on cash flow hedges	(386)	106
Net losses/(gains) reclassified to the income statement	(126)	(224)

Subtotal — Balance at 31 December	(795)	(283)

Net gains/(losses) not recognized in the income statement at December 31	1,246	309

Equity attributable to shareholders of the parent company at December 31	22,221	14,815

Minority interest
Balance at 1 January	1,737	1,301
Additions	202	367
Reductions	(49)	—
Acquisitions/disposals	(136)	(30)

	2005	2004

	(in millions of euros)
Profit attributable to minority interests	61	75
Currency translation differences	133	33
Other movements	(17)	(9)

Equity attributable to minority interests at December 31	1,931	1,737

Total equity at December 31	24,152	16,552

  Numbers stated against items refer to the notes.

  Consolidated Statement of Comprehensive Income for 2005

	2005	2004

	(in millions of euros)
Profit attributable to shareholders of the parent company	4,382	3,865
Gains/(losses) not recognized in income:
Currency translation differences	1,100	(240)
Available-for-sale assets	717	509
Cash flow hedges	(386)	106

	1,431	375

Unrealized (gains)/losses from prior periods recognized in income:
Currency translation differences relating to disposed subsidiaries	(20)	2
Available-for-sale assets	(348)	(251)
From cash flow hedging reserve	(126)	(224)

	(494)	(473)

Comprehensive income for the year	5,319	3,767

       The statement of comprehensive income for the year presents all movements in equity attributable to shareholders of the parent company other than changes in issued share capital and distributions to shareholders.

  Consolidated Cash Flow Statement for 2005

	2005	2004

	(in millions of euros)
Operating activities
Profit from continuing operations	4,443	2,493
Adjustments for significant non-cash items included in income
Depreciation, amortisation and impairment	1,021	1,235
Loan impairment losses	648	616
Share of result in equity accounted investments	(280)	(206)

Movements in operating assets and liabilities
Movements in operating assets	(140,923)	(107,875)
Movements in operating liabilities	116,252	87,424

Other adjustments
Dividends received from equity accounted investments	63	59

Cash flows from operating activities	(18,776)	(16,254)

Investing activities
Acquisition of investments	(142,423)	(78,760)
Sales and redemption of investments	129,811	76,338
Acquisition of property and equipment	(2,037)	(1,973)
Sales of property and equipment	1,064	1,131
Acquisition of intangibles (excluding goodwill and MSRs)	(431)	(339)
Sales of intangibles (excluding goodwill and MSRs)	9	50
Acquisition of subsidiaries and equity accounted investments	(1,716)	(278)
Disposal of subsidiaries and equity accounted investments	538	153

Cash flows from investing activities	(15,185)	(3,678)

Financing activities
Issuance of subordinated liabilities	2,975	2,203
Repayment of subordinated liabilities	(1,682)	(2,708)
Issuance of other long-term funding	36,782	25,894
Repayment of other long-term funding	(8,919)	(7,771)
Proceeds from the issue of shares	2,491	0
Net (decrease)/increase in treasury shares	32	(513)
Other	92	334
Dividends paid	(659)	(694)

Cash flows from financing activities	31,112	16,745

Cash flow from discontinued operations	—	2,733

Movement in cash and cash equivalents	(2,849)	(454)

Cash and cash equivalents at 1 January	8,603	9,016
Currency translation differences	289	41

Cash and cash equivalents at 31 December[35]	6,043	8,603

  Notes to the Consolidated Financial Statements

  (unless otherwise stated, all amounts are in millions of euros)

  1 Segment reporting

       Segment information is presented in respect of the Group’s business and geographical segments. The primary format, business segments, is consistent with the Group’s management and internal reporting structure applicable in the financial year.

       Measurement of segment assets and liabilities and segment income and results is based on the Group’s accounting policies. Segment income, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Transactions between segments are conducted at arm’s length. Capital expenditure represents expenditures during the period to acquire segment assets that are expected to be used for a period exceeding one year, such as own-use property and equipment and software.

     Business segments

       The business segments of the Group are:

       Consumer & Commercial Clients (C&CC)

       Consumer & Commercial Clients serves consumer clients and small to medium-sized enterprises. It has an especially strong position in the mass affluent consumer and mid-sized commercial segments and operates principally in the Netherlands, North America and Brazil where we have leading local franchises.

       Consumer & Commercial Clients further includes our consumer and commercial banking activities in New Growth Markets and Bouwfonds, our property development and financing subsidiary. New Growth Markets include, among others, our consumer banking activities in India, the United Arab Emirates, Taiwan and Hong Kong.

       Wholesale Clients (WCS)

       Wholesale Clients is a corporate and investment bank operating worldwide. Wholesale Clients offers clients a wide-ranging product and services platform, including advisory, capital markets, financing and transaction banking in over 50 countries. Wholesale Clients is able to offer our clients local advisors with access to global market-leading expertise. Wholesale Clients’ global capital markets operations are principally based in Amsterdam, Chicago, Hong Kong, London, New York, Singapore and Sydney.

       Private Clients (PC)

       Private Clients offers private banking services to wealthy individuals and families with investable assets of € 1 million or more. Private Clients uses an open architecture model, where clients are offered the best available products regardless of provider, an approach geared to delivering the highest possible returns to each of our clients. Private Clients is among the top ten private banks worldwide and is the fifth largest private bank in Europe in terms of Assets under Management.

       Asset Management (AM)

       Our asset management business operates in more than 20 countries across Europe, the Americas, Asia and Australia. Global portfolio management centres are located in six cities: Amsterdam, Atlanta, Chicago, Hong Kong, London and Singapore. Asset Management offers investment products in all major regions and asset classes, using an active investment style. Its investment philosophy is characterised by an internationally coordinated investment process and well-monitored risk management.

       Asset Management’s products for institutional clients such as central banks, pension funds, insurance companies and leading charities are distributed directly. Funds for private investors are distributed through our consumer and private banking arms, as well as via third party distributors. Asset Management’s institutional client business represents slightly more than half of the assets managed. Retail and third party clients account for a further 30%, and the remainder of the assets managed are in discretionary portfolios managed for Private Clients.

       Private Equity (PE)

       Private Equity primarily invests in unlisted companies, both on ABN AMRO’s own account and for third-party investors. During 2005, Private Equity’s investment portfolio in European and Australian mid-sized buy-outs rose by around 25%, while its investments under management in early-stage Dutch companies decreased. Both changes reflected the current refocusing of strategic objectives.

       The business model of Private Equity involves buying equity stakes in companies over which it can establish influence or control, and then managing these shareholdings for a number of years with a view to selling them at a profit.

       Group Functions/Group Shared Services (GF / GSS)

       Group Functions and Group Shared Services perform services for the Group that have been centralised and / or are shared across the Group. Group Functions includes Group Asset and Liability Management, which manages an investment and derivatives portfolio in order to manage the liquidity and interest rate risk of the Group. Group Functions also holds the Group’s strategic investments and records any related profits or losses. Inter-segment eliminations are also included in this segment.

Business segment information 2005
	C&CC	WCS	PC	AM	PE	GF/GSS	Total Group

Net interest income – external	8,636	669	(739)	(11)	(96)	602	9,061
Net interest income – other
segments	(542)	320	1,219	17	(107)	(907)	—
Net commission income – external	1,813	1,765	565	590	9	4	4,746
Net commission income – other
segments	53	(47)	29	6	(9)	(32)	—
Net trading income	225	2,363	42	14	9	(32)	2,621
Result from financial transactions	50	142	8	55	420	607	1,282
Result in equity accounted
investments	145	2	1	18	—	114	280
Other operating income	1,340	101	100	23	1	23	1,588
Net sales revenue private equity
holdings	—	128	—	—	3,509	—	3,637

Total operating income	11,720	5,443	1,225	712	3,736	379	23,215

Total operating expenses	7,391	4,803	891	501	3,392	(95)	16,883

Loan impairment and credit risk
provisions	754	(241)	6	—	34	95	648

Total expenses	8,145	4,562	897	501	3,426	—	17,531
Operating profit before taxes	3,575	881	328	211	310	379	5,684
Income tax expense	1,023	176	73	40	(21)	(50)	1,241

Profit from continuing
operations	2,552	705	255	171	331	429	4,443
Discontinued operations	—	—	—	—	—	—	—

Profit for the year	2,552	705	255	171	331	429	4,443
Other information at 31
December 2005
Total assets	260,041	525,203	16,973	1,199	7,293	70,095	880,804
Total liabilities	222,567	529,876	50,261	1,136	4,530	48,282	856,652
Capital expenditure	594	331	26	41	190	84	1,266

	NL	NA	Brazil	NGM	Bouwfonds	Total C&CC

Net interest income – external	2,638	2,553	2,146	389	910	8,636
Net interest income – other segments	147	(284)	18	(26)	(397)	(542)
Net commission income – external	626	635	350	192	10	1,813
Net commission income – other
segments	42	8	2	1	—	53
Net trading income	54	94	52	25	—	225
Result from financial transactions	—	43	—	6	1	50
Result in equity accounted investment	14	4	37	73	17	145
Other operating income	163	430	370	47	330	1,340
Net sales private equity holdings	—	—	—	—	—	—

Total operating income	3,684	3,483	2,975	707	871	11,720

Total operating expenses	2,675	2,236	1,730	369	381	7,391

Loan impairment and credit risk
provisions	277	21	363	67	26	754

Total expenses	2,952	2,257	2,093	436	407	8,145
Operating profit before taxes	732	1,226	882	271	464	3,575
Income tax expense	223	355	238	58	149	1,023

Profit from continuing operations	509	871	644	213	315	2,552
Discontinued operations	—	—	—	—	—	—

Profit for the year	509	871	644	213	315	2,552

	NL	NA	Brazil	NGM	Bouwfonds	Total C&CC

Other information at 31 December
2005
Total assets	95,272	90,021	23,663	7,753	43,332	260,041
Total liabilities	98,009	77,126	16,984	5,651	24,797	222,567
Capital expenditure	262	154	143	25	10	594

Business segment information 2004
	C&CC	WCS	PC	AM	PE	GF/GSS	Total Group

Net interest income – external	7,900	841	(472)	(13)	(82)	622	8,796
Net interest income – other
segments	(1,005)	758	888	17	(33)	(625)	—
Net commission income – external	1,697	1,806	521	531	8	2	4,565
Net commission income – other
segments	52	(78)	23	4	—	(1)	—
Net trading income	150	1,138	45	9	3	(36)	1,309
Result from financial transactions	(249)	41	1	10	633	472	908
Result in equity accounted
investments	87	83	14	2	—	20	206
Other operating income	1,047	113	59	34	(24)	6	1,235
Net sales revenue private equity
holdings	—	—	—	—	2,616	—	2,616

Total operating income	9,679	4,702	1,079	594	3,121	460	19,635

Total operating expenses	6,809	4,783	844	443	2,614	263	15,756

Loan impairment and credit risk
provisions	585	(8)	—	—	16	23	616

Total expenses	7,394	4,775	844	443	2,630	286	16,372
Operating profit before taxes	2,285	(73)	235	151	491	174	3,263
Income tax expense	677	(72)	66	46	28	25	770

Profit from continuing
operations	1,608	(1)	169	105	463	149	2,493
Discontinued operations	239	1	—	—	—	1,207	1,447

Profit for the year	1,847	—	169	105	463	1,356	3,940
Other information at 31
December 2004
Total assets	217,524	428,214	15,355	954	4,770	60,637	727,454
Total liabilities	194,531	431,966	45,307	1,113	2,843	35,142	710,902
Capital expenditure	710	290	48	6	83	15	1,152

	NL	NA	Brazil	NGM	Bouwfonds	Total C&CC

Net interest income – external	2,482	2,820	1,601	237	760	7,900
Net interest income – other segments	26	(593)	(94)	—	(344)	(1,005)
Net commission income – external	592	602	313	172	18	1,697
Net commission income – other
segments	39	8	4	1	—	52
Net trading income	36	100	(1)	15	—	150
Result from financial transactions	1	(261)	2	6	3	(249)
Result in equity accounted investment	32	1	10	44	—	87
Other operating income	81	498	149	84	235	1,047
Net sales private equity holdings	—	—	—	—	—	—

Total operating income	3,289	3,175	1,984	559	672	9,679

Total operating expenses	2,790	2,086	1,297	346	290	6,809

Loan impairment and credit risk
provisions	173	143	219	41	9	585

Total expenses	2,963	2,229	1,516	387	299	7,394
Operating profit before taxes	326	946	468	172	373	2,285
Income tax expense	96	274	167	33	107	677

Profit from continuing operations	230	672	301	139	266	1,608
Discontinued operations	—	—	—	239	—	239

Profit for the year	230	672	301	378	266	1,847

	NL	NA	Brazil	NGM	Bouwfonds	Total C&CC

Other information at 31 December
2004
Total assets	86,602	73,340	13,987	5,344	38,251	217,524
Total liabilities	86,825	64,075	11,942	3,584	28,105	194,531
Capital expenditure	340	238	109	12	11	710

     Geographical segments

       The Group operates principally in the Netherlands, Europe, and North and Latin America. The geographical analysis presented below is based on the location of the Group entity in which the transactions are recorded.

	2005			2004

	Operating income	Total assets	Capital expenditure	Operating income	Total assets	Capital expenditure

Netherlands	9,760	285,073	577	8,903	267,222	473
Europe	4,672	332,922	153	2,324	254,562	122
North America	4,287	167,128	314	4,905	133,592	391
Latin America	3,271	28,420	145	2,305	18,274	113
Asia Pacific	1,225	67,261	77	1,198	53,804	53

Total	23,215	880,804	1,266	19,635	727,454	1,152

2 Net interest income
	2005	2004

Interest income from:
Cash and balances at central banks	348	218
Financial assets held for trading	1,559	1,389
Financial investments	5,198	4,190
Loans and receivables – banks	2,666	2,083
Loans and receivables – customers	20,757	17,454

Subtotal	30,528	25,334
Interest expense from:
Financial liabilities held for trading	1,054	976
Due to banks	5,455	4,298
Due to customers	9,749	7,374
Issued debt securities	4,212	2,797
Subordinated liabilities	997	1,093

Subtotal	21,467	16,538

Total	9,061	8,796

3 Net fee and commission income
	2005	2004

Fee and commission income
Securities brokerage fees	1,560	1,548
Payment and transaction services fees	1,576	1,449
Asset management and trust fees	1,153	1,041
Fees generated on financing arrangements	180	158
Advisory fees	336	311
Insurance related commissions	177	162
Guarantee fees	218	160

	2005	2004

Other fees and commissions	427	436

Subtotal	5,627	5,265
Fee and commission expense
Securities brokerage expense	321	281
Payment and transaction services expense	165	125
Asset management and trust expense	127	126
Other fee and commission expense	268	168

Subtotal	881	700

Total	4,746	4,565

4 Net trading income
	2005	2004

Securities	978	179
Foreign exchange transactions	662	687
Derivatives	933	380
Other	48	63

Total	2,621	1,309

       Interest income and expense on trading positions are included in interest income and expense.

  5 Results from financial transactions

	2005	2004

Net gain from the disposal of available-for-sale debt securities	431	179
Net gain from the sale of available-for-sale equity investments	55	154
Dividend on available-for-sale equity investments	54	48
Net gain on other equity investments	514	694
Hedging ineffectiveness	39	(112)
Other	189	(55)

Total	1,282	908

       The net gain on other equity investments includes gains and losses arising on investments held at fair value and the result on the sale of consolidated holdings of a private equity nature.

  6 Other operating income

	2005	2004

Mortgage banking activities (North America)	208	234
Property development	330	235
Insurance activities	198	226
Leasing activities	60	63
Result on the disposal of operating activities and equity accounted investments	347	187
Other	445	290

Total	1,588	1,235

Mortgage banking activity income can be analysed as follows:
	2005	2004

Net origination and sale income	30	83
Loan servicing income and related fees	485	484

	2005	2004

Amortisation of mortgage servicing rights (net of derivative income)	(214)	(243)
Net servicing hedge gains/(losses)	(93)	(90)

Total	208	234

       The predominant business practice of our North America mortgage banking business is the origination and subsequent sale of fixed-rate consumer mortgage loans to US government-sponsored entities. In most cases a servicing role is retained.

  Insurance income can be analysed as follows:

	2005	2004

Premium income	1,238	1,303
Investment income	406	300
Provision for insured risk	(1,446)	(1,377)

Total	198	226

7 Personnel expenses
	2005	2004

Salaries (including bonuses and allowances)	5,915	5,602
Social security expenses	740	620
Pension and post-retirement healthcare costs	11	390
Share-based payment expenses	61	4
Temporary staff costs	247	222
Termination payments	175	191
Restructuring related costs[10]	42	502
Other employee costs	340	287

Total	7,531	7,818
Average number of employees (fte):
Banking activities Netherlands	27,995	28,671
Banking activities foreign countries	69,528	69,469
Consolidated private equity holdings[40]	22,201	17,938

Total	119,724	116,078

       Included in pension and post-retirement healthcare costs in 2005 is a release of the healthcare provision.

  8 General and administrative expenses

	2005	2004

Professional fees	1,111	809
Information technology expenses	930	829
Property costs	766	731
Staff related expenses (including training)	184	153
Travel and transport	312	268
Stationary and printing expense	121	117
Communication and information	477	470
Commercial expenses	571	424
Expenses of consolidated private equity holdings	352	284
Restructuring related costs[10]	(9)	179
Sundry expenses	997	774

Total	5,812	5,038

  9 Depreciation and amortization

	2005	2004

Property depreciation	148	156
Equipment depreciation	543	519
Software amortisation	279	280
Impairment losses on goodwill of private equity investments	19	124
Impairment losses on property and equipment	9	38
Impairment of property and equipment from restructuring[10]	4	109
Other	19	9

Total	1,021	1,235

       This item includes € 133 million (2004: € 151 million) of depreciation, amortisation and impairments charged by consolidated private equity holdings (see note 40).

  10 Restructuring costs

       The following table summarises the Group’s restructuring costs as included in the relevant cost categories.

	2005	2004

Personnel related costs	42	502
Other administrative expenses	(9)	179
Impairment of property and equipment	4	109

Total	37	790

       The 2005 charge mainly relates to operations in France. The charge of 2004 relates to Wholesale Clients initiatives and Group Shared Services initiatives for Information Technology and Human Resources.

  11 Income tax expense

       Recognised in the income statement

	2005	2004

Current tax expense
Current year	1,106	1,186
Under/(over) provided in prior years	(87)	(30)

Subtotal	1,019	1,156

Deferred tax expense
Origination and reversal of timing differences	257	(373)
Reduction in tax rate	(35)	(13)

Subtotal	222	(386)

Total	1,241	770

       The effective tax rate on the Group’s profit before tax differs from the theoretical amount that would arise using the basic tax rate of the Netherlands. The difference can be explained as follows:

	2005	2004

	(in percentages points)
Dutch tax rate	31.5	34.5
Effect of tax rate in foreign countries	(5.0)	(4.2)
Effect of previously unrecognised tax losses utilised	(0.8)	(0.0)
Effect of tax-exempt income in the Netherlands	(1.2)	(3.7)
Other	(2.7)	(3.0)

Effective tax rate on operating profit	21.8	23.6

Recognised directly in equity	2005	2004

	(benefits)/charges
Relating to currency translation	(198)	51
Relating to cash flow hedges	(235)	(54)
Relating to available-for-sale assets	169	118

Total	(264)	115

12 Earnings per share

The calculations for basic and diluted earnings per share are presented in the following table.
	2005	2004

Profit for the year attributable to shareholders of the parent company	4,382	3,865
Profit from continuing operations attributable to shareholders of the parent
company	4,382	2,418
Profit from discontinued operations attributable to shareholders of the parent
company	—	1,447

Weighted average number of ordinary shares outstanding (in millions)	1,804.1	1,657.6
Dilutive effect of staff options (in millions)	5.2	3.1
Performance share plan (in millions)	2.9	1.0

Diluted number of ordinary shares (in millions)	1,812.2	1,661.7
Basic earnings per ordinary share (in euros)	2.43	2.33
Fully diluted earnings per ordinary share (in euros)	2.42	2.33
Basic earnings per ordinary share from continuing operations (in euros)	2.43	1.46
Fully diluted earnings per ordinary share from continuing operations (in euros)	2.42	1.46
Basic earnings per ordinary share from discontinued operations (in euros)	—	0.87
Fully diluted earnings per ordinary share from discontinued operations (in euros)	—	0.87

  13 Cash and balances at central banks

       This item includes cash on hand and deposits with central banks in countries in which the bank has a presence.

	2005	2004

Cash on hand	1,590	1,204
Balances at central bank	15,067	16,692

Total	16,657	17,896

  14 Financial assets and liabilities held for trading

	2005	2004

Financial assets held for trading
Interest-earning securities:
• Dutch government	2,520	552
• US treasury and US government agencies	7,843	5,759
• Other OECD governments	37,855	28,409
• Other interest-earning securities	13,789	17,114

Subtotal	62,007	51,834

Equity instruments	34,676	18,409
Derivative financial instruments	105,372	96,792

Total	202,055	167,035

Financial liabilities held for trading
Short positions in financial assets	52,060	39,059
Derivative financial instruments	96,528	90,447

Total	148,588	129,506

       Gains and losses on derivative financial instruments and changes in fair value of other trading instruments are recognised in net trading income. Interest income and expense from debt and other fixed-income instruments are recognised in net interest income.

       Trading portfolio derivative financial instruments

		2005			2004

			Fair values			Fair values

		Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities

Interest rate derivatives
OTC	Swaps	4,846,112	70,644	64,527	3,048,969	56,491	52,373
	Forwards	220,612	80	73	204,118	110	89
	Options (purchased)	243,296	6,072	—	337,359	2,262	—
	Options (sold)	266,718	—	6,321	202,738	—	2,224
Exchange	Futures	209,197	1	2	227,114	20	—
	Options (purchased)	292	3	—	23,884	160	—
	Options (sold)	293	—	1	17,278	—	190

	Subtotal	5,786,520	76,800	70,924	4,061,460	59,043	54,876

Currency derivatives
OTC	Swaps	518,012	12,356	10,431	428,564	21,933	20,659
	Forwards	507,385	5,004	5,661	438,635	10,702	10,144
	Options (purchased)	63,835	1,524	—	60,016	1,666	—
	Options (sold)	66,174	—	1,313	58,701	—	1,268
Exchange	Futures	2,855	5	8	4,765	4	15
	Options	7,243	71	70	3,554	113	86

	Subtotal	1,165,504	18,960	17,483	994,235	34,418	32,172

Other
OTC	Equity, commodity and other	511,791	4,747	4,589	124,090	1,458	1,564
	Equity options
	(purchased)	24,116	3,507	—	10,655	891	—
	Equity options (sold)	26,987	—	2,472	9,665	—	817
Exchange	Equity, commodity and other	12,389	288	23	6,455	76	81

	2005			2004

		Fair values			Fair values

	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities

Equity options
(purchased)	14,848	1,070	—	10,833	906	—
Equity options (sold)	15,794	—	1,037	11,077	—	937

Subtotal	605,925	9,612	8,121	172,775	3,331	3,399

Total	7,557,949	105,372	96,528	5,228,470	96,792	90,447

       For an analysis of the market and liquidity risks involved, please refer to note 38.

  15 Financial investments

	2005	2004

Interest-earning securities: available-for-sale
Dutch government	2,781	2,172
US treasury and US government	6,618	8,070
Other OECD governments	51,760	47,238
Mortgage-backed securities	12,100	14,758
Other interest-earning securities	39,918	19,930

Subtotal	113,177	92,168

Interest-earning securities: held-to-maturity
Dutch government	2,136	2,176
US treasury and US government	22	45
Other OECD governments	3,660	4,421
Mortgage-backed securities	36	26
Other interest-earning securities	718	1,002

Subtotal	6,572	7,670

Total	119,749	99,838

Equity Investments
Available-for-sale	2,337	1,610
Designated at fair value through income	1,688	1,500

Subtotal	4,025	3,110

Total	123,774	102,948

       Other interest-earning securities include investments in covered bonds. Interest income from debt and other fixed-income instruments is recognised using the effective interest method in interest income. Dividend income from other non-fixed-income instruments is recognised in results from financial transactions.

  16 Loans and receivables – banks

       This item is comprised of amounts due from or deposited with banking institutions.

	2005	2004

Current accounts	5,479	3,958
Time deposits placed	11,613	11,672
Professional securities transactions[31]	87,281	64,375
Loans to banks	4,279	3,856

Subtotal	108,652	83,861

Allowances for impairment[18]	(17)	(3)

Total	108,635	83,858

  17 Loans and receivables – customers

       This item is comprised of amounts receivable, mainly regarding loans and mortgages balances with non-bank customers.

	2005	2004

Public sector	7,461	6,059
Commercial	152,411	127,044
Consumer	122,708	107,124
Professional securities transactions[31]	74,724	59,269
Multi-seller conduits	25,931	23,700

Subtotal	383,235	323,196

Allowances for impairment[18]	(2,987)	(3,174)

Total	380,248	320,022

       The amount receivable held by multi-seller conduits is typically collateralised by a pool of customer receivables in excess of the amount advanced, such that credit risk is very low (see note 38).

       The risk management disclosures section on credit risk (see note 38) contains information about the concentration of credit risk by business sector and geographical location, as well as a breakdown of the amounts by type of collateral.

  18 Loan impairment charges and allowances

	2005	2004

Balance at 1 January	3,177	4,307
Loan impairment charges:
New impairment allowances	1,428	1,259
Reversal of impairment allowances no longer required	(550)	(464)
Recoveries of amounts previously written off	(236)	(170)
Other credit related charges	6	(9)

Total loan impairment and other credit risk provisions	648	616

Amount recorded in interest income from unwinding of discounting	(32)	(40)
Currency translation differences	208	(83)
Amounts written off	(1,070)	(1,236)
Disposals of businesses	—	(465)
Reserve for unearned interest accrued on impaired loans	73	78

Balance at 31 December	3,004	3,177

       All loans are assessed for potential impairment either individually and / or on a portfolio basis. The allowance for impairment is apportioned as follows:

	2005	2004

Commercial loans	2,146	2,598
Consumer loans	841	576
Loans to banks	17	3

Total	3,004	3,177

     Loan provisioning-commercial loans

       The Group reviews the status of credit facilities issued to commercial clients at least once during the year. Additionally, credit officers continually monitor the quality of the credit, the client and the adherence to contractual conditions. Should the quality of a loan or the borrower’s financial position deteriorate to the extent that doubts arise over the borrower’s ability to meet their contractual obligations, management of the relationship is transferred to the Financial Restructuring and Recovery function. After making an assessment, Financial Restructuring and Recovery determines the amount, if any, of the specific allowance that should be made, after taking into account the value of collateral. We partly or fully release specific allowance when the debt is repaid or expected future cash flows improve due to positive changes in economic or financial circumstances. Commercial loans are not written off in whole or in part until it is clear that a further partial recovery can be ruled out.

     Loan provisioning-consumer loan products

       The bank offers a wide range of consumer loan products and programmes such as personal loans, home mortgages, credit cards and home improvement loans. Provisioning for these products is carried out on a portfolio basis, with a specific provision for each product being determined by the portfolio’s size and loss experience.

       Our consumer loan portfolio policy states that, in general, when interest or principal on a consumer loan is 90 days or more past due, such loans are classified as non-performing.

       Provisions for a given portfolio may be released where there is improvement in the quality of the portfolio. For consumer loans, our write-off rules are time-based and vary by type of product. For example, unsecured facilities, such as credit cards and personal loans, are generally written off at 180 days past due and cash-backed and debt and/or equity-backed facilities are generally written off at 90 days past due.

     Allowance for incurred but not identified losses

       In addition to impairment allowances calculated on a specific or portfolio basis, the Group also maintains an allowance to cover undetected impairments expected to exist within loans due to changes in economic conditions and delays in obtaining information that indicate that losses exist at the balance sheet date.

19 Equity accounted investments
	2005	2004

Banking institutions	2,885	1,257
Other activities	108	171

Total	2,993	1,428

Balance at 1 January	1,428	1,443
Movements:
•	Purchases	1,554	6
•	Sales/reclassifications	(265)	(108)
•	Share in results of equity accounted investments	280	206
•	Dividends received from equity accounted investments	(63)	(59)
•	Currency translation differences	31	(13)
•	Other	28	(47)

Balance at 31 December	2,993	1,428

       Purchases in 2005 include our increased stake in Banca Antonveneta (see note 44). During 2005 our investment in Kereskedelmi és Hitelbank Rt. has been reclassified to available-for-sale assets upon the loss of significant influence.

       Included in the Group’s cash flow hedging and available-for-sale reserve is € 95 million of unrealised gains relating to equity accounted investments.

       Investments with a book value of € 2,345 million (2004: € 738 million) that are traded on a recognised stock exchange had a combined market value of € 3,399 million (2004: € 1,379 million).

       Amounts receivable from and payable to equity accounted investments included in the various balance sheet items totalled:

	2005	2004

Loans and receivables – banks	1,151	6
Loans and receivables – customers	495	134
Due to banks	138	171
Due to customers	246	279

       The principal equity accounted investments of the Group on an aggregated basis (not adjusted for the Group’s proportionate interest) have the following balance sheet and income statements totals:

	2005	2004

Total assets	192,927	196,001
Total liabilities	180,577	185,449
Total operating income	8,887	8,751
Profit before tax	1,524	834

  20 Property and equipment

       The book value of property and equipment in 2005 and 2004 changed as follows:

	Property

	Used in operations	Other	Equipment	Total

Balance at 1 January 2005	2,994	2,677	1,502	7,173
Movements:
•	Business combinations	308	24	508	840
•	Divestment of businesses	(36)	(190)	(186)	(412)
•	Additions	381	1,196	460	2,037
•	Disposals	(295)	(724)	(45)	(1,064)
•	Impairment losses	(13)	(43)	(1)	(57)
•	Depreciation	(148)	—	(543)	(691)
•	Currency translation differences	149	39	96	284

Balance at 31 December 2005	3,340	2,979	1,791	8,110

Representing:
Cost	4,802	3,091	3,801	11,694
Cumulative impairment	(48)	(103)	(2)	(153)
Cumulative depreciation	(1,414)	(9)	(2,008)	(3,431)

	Property

	Used in operations	Other	Equipment	Total

Cost	4,291	2,695	11,378	18,364
Cumulative impairment	(25)	(46)	—	(71)
Cumulative depreciation	(1,191)	(6)	(1,520)	(2,717)

Balance at 1 January 2004	3,075	2,643	9,858	15,576

Movements:
•	Business combinations	184	112	128	424
•	Divestment of businesses	(187)	(380)	(8,268)	(8,835)

		Property

		Used in operations	Other	Equipment	Total

•	Additions	282	1,156	535	1,973
•	Disposals	(98)	(827)	(206)	(1,131)
•	Impairment losses	(38)	(25)	—	(63)
•	Depreciation	(154)	(2)	(519)	(675)
•	Currency translation differences	(70)	—	(26)	(96)

Balance at 31 December 2004	2,994	2,677	1,502	7,173

Representing:
Cost	4,417	2,748	3,230	10,395
Cumulative impairment	(35)	(63)	—	(98)
Cumulative depreciation	(1,388)	(8)	(1,728)	(3,124)

       The Group leases equipment under a number of finance lease agreements. At 31 December 2005 the net carrying amount of leased equipment included in property and equipment was € 23 million (2004: € 22 million).

       The Group also leases out various assets under operating leases. Non-cancellable operating lease rentals are as follows:

	2005	2004

Less than one year	27	18
Between one and five years	100	137
More than five years	30	40

	157	195

       During the year ended 31 December 2005, € 60 million (2004: € 64 million) was recognised as rental income in the income statement and € 51 million (2004: € 50 million) in respect of directly related expenses.

  Development property

       Included in other property is development property relating to Bouwfonds consisting of land and construction in progress for a total amount of € 2,113 million (2004: € 1,879 million).

  Investment property

       Other property includes investment property within Bouwfonds for an amount of € 463 million (2004: € 336 million). The gross rental income on investment property equals € 33 million (2004: € 23 million) and the direct operating expenses are € 4 million (2004: € 2 million).

       Impairment losses in other property mainly relates to development property of Bouwfonds.

  21 Goodwill and other intangible assets

	2005	2004

Private equity goodwill	2,128	877
Other goodwill	198	67
Software	758	602
Other intangibles	99	93

Subtotal	3,183	1,639

Mortgage servicing rights	1,985	1,504

Total	5,168	3,143

       The book value of goodwill and other intangibles, excluding mortgage servicing rights, changed as follows:

	Private equity goodwill	Other goodwill	Software	Other intangibles	Total

Balance at 1 January 2005	877	67	602	93	1,639
Movements:
•	Business combinations	1,281	35	5	51	1,372
•	Divestments of businesses	(91)	(2)	(14)	(70)	(177)
•	Other additions	80	97	425	42	644
•	Disposals	—	—	(9)	—	(9)
•	Impairments	(19)	—	(1)	—	(20)
•	Amortisation	—	—	(279)	(18)	(297)
•	Currency translation differences	—	1	29	1	31

Balance at 31 December 2005	2,128	198	758	99	3,183

Representing:
Cost	2,271	200	1,572	120	4,163
Cumulative impairment	(143)	(2)	(15)	—	(160)
Cumulative amortisation	—	—	(799)	(21)	(820)

	Private equity goodwill	Other goodwill	Software	Other intangibles	Total

Balance at 1 January 2004	757	—	625	95	1,477
Movements:
•	Business combinations	394	67	16	19	496
•	Divestments of businesses	(150)	—	(32)	(21)	(203)
•	Other additions	—	—	335	4	339
•	Disposals	—	—	(50)	—	(50)
•	Impairment losses	(124)	—	(17)	—	(141)
•	Amortisation	—	—	(282)	(4)	(286)
•	Currency translation differences	—	—	7	—	7

Balance at 31 December 2004	877	67	602	93	1,639

Representing:
Cost	1,001	69	1,409	96	2,575
Cumulative impairment	(124)	(2)	(17)	—	(143)
Cumulative amortisation	—	—	(790)	(3)	(793)

       The net book amount of mortgage servicing rights changed as follows:

	2005	2004

Balance at 1 January	1,504	1,434
Additions	611	558
Amortisation	(291)	(413)
Hedge accounting adjustment	(86)	55
Currency translation differences	247	(130)

Balance at 31 December	1,985	1,504

       At the end of December 2005 and 2004 the book value of MSRs was lower than fair value, so no impairment adjustments are required. The fair value of MSRs at 31 December 2005 amounted to € 2,258 million (2004: € 1,724 million). The valuation of MSRs, because of the inherent uncertainties involved, requires judgement. Economic factors considered in estimating the fair value of MSRs include interest rates, discount rates, prepayment speeds, geographic characteristics, servicing costs and ancillary income. Mortgage loan prepayment rates are revised monthly, and are derived from a third-party model. In addition, management uses valuations by various third-party brokers to compare its valuation assessments with market data.

22 Other assets
	2005	2004

Deferred tax assets[29]	2,682	2,956
Current tax assets	337	579
Derivatives assets used for hedging[36]	3,213	2,292
Mortgages originated for-sale	4,311	3,124
Unit-linked investments held for policyholder accounts	3,624	2,964
Pension assets[27]	119	74
Other assets of consolidated private equity holdings, including inventories	1,531	1,156
Sundry assets and other receivables	9,733	5,066

Total	25,550	18,211

       Mortgages originated-for-sale and unit-linked investments held for policyholders are designated at fair value with changes through income. Mortgages originated for-sale are originated by our mortgage banking business in North America.

       Sundry assets include insurance related deposits and other short-term receivables. The 2005 amount also includes € 2,100 million relating to unsettled purchases of Banca Antonveneta shares.

  23 Due to banks

       This item is comprised of amounts due to banking institutions, including central banks and multilateral development banks.

	2005	2004

Professional securities transactions[31]	71,231	56,351
Current accounts	23,573	18,378
Time deposits	63,836	50,944
Advances from Federal Home Loan banks	7,239	6,215
Other	1,942	1,641

Total	167,821	133,529

       This balance includes € 19,932 million (2004: € 16,986 million) with central banks.

  24 Due to customers

       This item comprises amounts due to non-banking customers.

	2005	2004

Consumer current accounts	21,502	19,817
Commercial current accounts	67,133	61,637
Consumer savings accounts	84,166	74,256
Commercial deposit accounts	87,099	73,466
Professional securities transactions[31]	48,982	44,782
Other	8,201	7,421

Total	317,083	281,379

25 Issued debt securities
	2005		2004

	Effective rate %		Effective rate %

Bonds and notes issued	3.2	90,050	3.0	61,485
Certificates of deposit and commercial paper	2.9	51,873	2.1	32,326
Cash notes, savings certificates and bank certificates	4.2	2,657	3.3	3,721

Subtotal		144,580		97,532
Commercial paper issued by multi-seller conduits	3.4	26,039	3.0	23,700

Total		170,619		121,232

       Bonds are issued in the capital markets with a focus on the Euro market and are denominated mostly in euro and US dollars. The commercial paper programmes are issued globally with the majority issued in the United States and Europe. The other debt securities are instruments used in markets in which ABN AMRO is active and are usually denominated in local currencies. Of the total amount, € 60 billion (2004: € 30 billion) are variable interest bearing securities. € 16.5 billion (2004: € 7.6 billion) of issued debt of a fixed rate nature has been designated in fair value hedge relationships.

Currency
	2005	2004

	€77,660	76,577
USD	75,243	33,476
Other	17,716	11,179

Total	170,619	121,232

       Included in the balance above are various structured liabilities that have been designated at fair value through income due to the inclusion of embedded derivative features. These liabilities had a fair value at 31 December 2005 of € 2,815 million (2004: € 2,337 million) and an amortised cost value of € 2,882 million (2004: € 2,331 million).

Maturity analysis
	2005	2004

Within one year	102,368	66,239
After one and within two years	11,770	9,016
After two and within three years	7,175	9,053
After three and within four years	7,521	5,334
After four and within five years	8,082	7,405
After five years	33,703	24,185

Total	170,619	121,232

26 Provisions
	2005	2004

Provision for pension commitments[27]	942	1,218
Provision for contributions to post-retirement healthcare[27]	101	524
Other staff provision	459	448
Insurance fund liabilities	3,169	3,111
Restructuring provision	501	752
Other provisions	1,239	880

Total	6,411	6,933

       The other staff provisions refer in particular to occupational disability and other benefits, except early retirement benefits, payable to non-active employees. Provisions created for staff benefit schemes due to restructuring are accounted for as restructuring provision. Insurance fund liabilities include the actuarial reserves and the premium and claims reserves of the Group’s insurance companies.

		Other staff provisions	Restructuring	Other provisions

Balance at 1 January 2005		448	752	880
Movements:
•	Additions from income statement	316	33	513
•	Expenses charged to provisions	(320)	(298)	(289)
•	Acquisitions/disposals	—	—	28
•	Currency translation differences	15	14	107

Balance at 31 December 2005		459	501	1,239

		Other staff provisions	Restructuring	Other provisions

Balance at 1 January 2004		357	181	814
Movements:
•	Additions from income statement	332	681	265
•	Expenses charged to provisions	(256)	(109)	(219)
•	Acquisitions/disposals	(6)	—	(45)
•	Currency translation differences	(9)	(1)	3
•	Other	30	—	62

Balance at 31 December 2004		448	752	880

       The change in 2004 relates to Wholesale Clients initiatives and Group Shared Services initiatives for Information Technology and Human Resources. The majority of savings are expected to materialise in 2007.

	Insurance Fund Liabilities movement are as follows:
		2005	2004

Balance at 1 January		3,111	2,640
•	Premium carried from income statement	294	603
•	Claims paid	(14)	(255)
•	Interest	34	33
•	Acquisitions/disposals	(637)	—
•	Changes in estimates and other movements	97	93
•	Currency translation differences	284	(3)

Balance at 31 December		3,169	3,111

  27 Pension and other post-retirement employee benefits

       Pension costs and contributions for post-retirement healthcare borne by the Group are included in personnel expenses and are shown in the following table:

	Pension		Healthcare

	2005	2004	2005	2004

Service cost	320	306	24	18
Interest cost	510	506	39	32
Expected return on plan assets	(585)	(566)	(5)	(3)
Net amortisation of net actuarial (gain)/loss	1	—	9	—
Net amortisation of prior-service cost	1	—	—	—
(Gain)/loss on curtailment or settlements	(11)	19	(453)	(1)

	Pension		Healthcare

	2005	2004	2005	2004

Defined benefit plans	236	265	(386)	46

Defined contribution plans	161	79	—	—

Total costs	397	344	(386)	46

       Liability for defined benefit obligations

       The Group makes contributions to 58 defined benefit plans that provide pension benefits for employees upon retirement. The amounts recognised in the balance sheet are as follows:

	Pension		Healthcare

	2005	2004	2005	2004

Present value of funded obligations	12,316	10,644	88	106
Present value of unfunded obligations	87	71	51	654
Less fair value of plan assets	10,212	8,754	63	46

Present value of net obligations	2,191	1,961	76	714

Unrecognised prior year service cost	(10)	—	—	—
Unrecognised actuarial (losses)/gains	(1,400)	(861)	25	(190)
Unrecognised assets	42	44	—	—

Net recognised liability for defined benefit obligations	823	1,144	101	524

       Included in the net recognised liability for pension is a pension asset of € 119 million (2004: € 74 million).

       Movements in the net liability / asset recognised in the balance sheet are as follows:

	Pension		Healthcare

	2005	2004	2005	2004

Net liability at 1 January	1,144	1,399	524	503
Acquisition/disposals	(1)	48	—	18
Contributions paid	(572)	(573)	(56)	(17)
Expense recognised in the income statement	236	265	(386)	46
Currency translation differences	16	5	19	(26)

Net liability at 31 December	823	1,144	101	524

  Explanation of the asset and liability

       The following tables summarise the changes in benefit obligations and plan assets of the main pension and other employee benefit plans.

       Movements in projected benefit obligations:

		Pension		Healthcare

		2005	2004	2005	2004

Balance at 1 January		10,715	9,307	760	561
•	Service cost	320	306	24	18
•	Interest cost	510	506	39	32
•	Employee contributions/refunds	15	14	—	—
•	Actuarial (gain)/loss	925	962	45	192
•	Benefits paid	(312)	(300)	(50)	(17)
•	Acquisitions/disposals	(1)	(85)	—	—
•	Plan amendments	2	7	—	—
•	Settlement/curtailment	(25)	(4)	(707)	—
•	Currency translation differences	212	(14)	28	(26)

		Pension		Healthcare

		2005	2004	2005	2004

•	Other	42	16	—	—

Balance at 31 December		12,403	10,715	139	760

	Movements in fair value of plan assets:

		Pension		Healthcare

		2005	2004	2005	2004

Balance at 1 January		8,754	7,988	46	44
•	Actual return on plan assets	984	629	2	5
•	Employee contributions/refunds	15	14	—	—
•	Employer’s contribution	572	573	9	17
•	Benefits paid	(298)	(285)	(3)	(2)
•	Acquisitions/disposals	—	(133)	—	(18)
•	Currency translation differences	195	(19)	9	—
•	Recognised settlement/curtailment	(10)	—	—	—
•	Other	—	(13)	—	—

Balance at 31 December		10,212	8,754	63	46

       The weighted averages of the main actuarial assumptions used to determine the value of the provisions for pension obligations and contributions to health insurance as at 31 December were as follows:

		2005	2004

Pensions
•	Discount rate	4.3%	4.7%
•	Expected increment in salaries	2.4%	2.6%
•	Expected return on investments	6.2%	7.0%
Healthcare
•	Discount rate	7.8%	5.2%
•	Average rise in the costs of healthcare	9.5%	6.8%

       The expected return on investments regarding pension obligations is weighted on the basis of the fair value of these investments. The average rise in cost of healthcare is weighted on the basis of the healthcare cost of 2005. other assumptions are weighted on the basis of the defined benefit plan obligations.

       For the pension plans the target and actual allocation of the plan assets are as follows:

       Allocation of plan assets

		Target allocation 2005	Actual allocation 2005	Actual allocation 2004

Plan asset category
•	Equity securities	49.1%	52.8%	47.7%
•	Issued debt securities	50.7%	45.3%	50.2%
•	Real estate	0.0%	0.1%	0.2%
•	Other	0.2%	1.8%	1.9%

Total		100.0%	100.0%	100.0%

       Plan assets for 2005 and 2004 do not include investments in ordinary shares, debt issued or property occupied by the Group.

Forecast of pension benefits payments
2006	318
2007	330
2008	340
2009	355
2010	363
Years after 2010	2,185

The Group’s expected contribution to be paid to defined pension schemes in 2006 is € 598 million.

28 Other liabilities
	2005	2004

Deferred tax liabilities[29]	2,471	2,457
Current tax liabilities	1,032	1,612
Derivatives liabilities used for hedging[36]	4,712	3,311
Liability to unit-linked policyholders	3,624	2,964
Other liabilities of consolidated private equity holdings	768	575
Sundry liabilities and other payables	6,116	2,643

Total	18,723	13,562

  29 Deferred tax assets and liabilities

       Recognised deferred tax assets and liabilities

       Deferred tax assets and liabilities are attributable to the following items:

	Assets		Liabilities		Net

	2005	2004	2005	2004	2005	2004

Property and equipment	44	104	155	169	(111)	(65)
Intangible assets including
goodwill	341	333	—	—	341	333
Derivatives	52	140	330	543	(278)	(403)
Investment securities	127	205	146	356	(19)	(151)
Employee benefits	471	311	12	2	459	309
Servicing rights	—	—	613	460	(613)	(460)
Allowances for loan losses	762	642	42	35	720	607
Leasing	—	—	469	399	(469)	(399)
Tax credits	77	89	—	—	77	89
Other	317	783	193	161	124	622
Tax value of carry-forward
losses recognised	637	550	511	332	126	218

Subtotal	2,828	3,157	2,471	2,457	357	700

Valuation allowance	(146)	(201)	—	—	(146)	(201)

Total	2,682	2,956	2,471	2,457	211	499

       Unrecognised deferred tax assets

       Deferred tax assets that have not been recognised in respect of carry forward losses amount to € 252 million (2004: € 202 million). Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilise the benefits from them.

  Expiration of carry-forward losses

       At 31 December 2005 carry-forward losses expire as follows:

2006	448
2007	435
2008	645
2009	101
2010	181
Years after 2010	1,158

Total	2,968

     Tax exposure to distributable reserves

       ABN AMRO considers approximately € 2.1 billion in distributable invested equity of foreign operations to be permanently invested. If retained earnings were to be distributed, no foreign income taxes would have to be paid. The estimated impact of foreign withholding tax is € 9 million (2004: € 223 million).

  30 Subordinated liabilities

       Issued liabilities qualify as subordinated debt if claims by the holders are subordinated to all other current and future liabilities of, respectively, ABN AMRO Holding N.V, ABN AMRO Bank N.V. and other Group companies. These liabilities qualify as capital, taking into account remaining maturities, for the purpose of determining the consolidated capital adequacy ratio for the Dutch central bank.

  The maturity profile of subordinated liabilities is as follows:

	2005	2004

Within one year	1,156	1,086
After one and within two years	1,452	1,115
After two and within three years	704	1,364
After three and within four years	1,550	668
After four and within five years	1,395	1,546
After five years	12,815	10,908

Total	19,072	16,687

       The average interest rate on subordinated liabilities was 5.4% (2004: 5.6%) . Subordinated liabilities as at 31 December 2005 denominated in euros amounted to € 9,240 million (2004: € 8,866 million) and in US dollars an amount of € 9,745 million (2004: € 7,731 million). € 5,703 million (2004: € 2,952 million) is of a variable interest rate nature.

  The following table analyses the subordinated liabilities by issuer:

  Breakdown of debt raised by entity

	2005	2004

ABN AMRO Holding N.V. financing preference shares	768	768
ABN AMRO Bank N.V	13,051	10,598
Other Group companies	5,253	5,321

Total	19,072	16,687

       Total subordinated liabilities include € 5,261 million (2004: € 4,657 million) which qualify as tier 1 capital for capital adequacy purposes.

  31 Professional securities transactions

       Professional security transactions include balances relating to reverse repurchase activities, cash collateral on securities borrowed and security settlement accounts. The Group minimises credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Group when deemed necessary.

	2005		2004

	Banks	Customers	Banks	Customers

Assets
Cash advanced under securities borrowing	662	29,811	2,348	28,990
Reverse repurchase agreements	83,260	29,548	59,045	24,663
Unsettled securities transactions	3,359	15,365	2,982	5,616

Total	87,281	74,724	64,375	59,269

Liabilities
Cash received under securities lending	1,715	7,616	1,225	5,115
Repurchase agreements	65,891	26,982	51,833	30,681
Unsettled securities transactions	3,625	14,384	3,293	8,986

Total	71,231	48,982	56,351	44,782

       Under reverse repurchase, securities borrowing, and other collateralised arrangements, the Group obtains securities on terms which permit it to repledge or resell the securities to others.

	2005	2004

Securities received under reverse repurchase and/or securities borrowing arrangements
which can be repledged or resold	66,676	63,618
Of the above amount, the amount that has either been repledged or otherwise transferred to others in connection with the Group’s financing activities or to satisfy its
commitments under short sale transactions	27,329	42,169

32 Securitisations and assets pledged as security
Details of the carrying amounts of assets pledged as collateral are as follows:
	2005	2004

Cash and balances at central banks	10,737	7,367
Financial investments	12,074	15,945
Loans and receivables – customers	32,656	32,326

Total	55,467	55,638

These assets have been pledged in respect of the following liabilities and contingent liabilities:
	2005	2004

Due to banks	17,782	15,889
Due to customers	4,266	3,940
Issued debt securities	21,440	15,550

Total	43,488	35,379

     Securitisation

       Sale transactions

       Included in the above pledged assets is an amount of € 6,290 million (2004: € 7,786 million) sold to SPEs in which the Group has the majority of the risks and rewards. Thus the assets continue to be recognised on consolidation.

       Synthetic transactions

       In addition the Group has synthetic securitisations for an amount of € 59,255 million (2004: € 17,826 million). Through a synthetic securitisation the Group is able to buy protection without actual transference of any assets to a SPE. In general, the Group as the owner of the assets, buys protection to transfer the credit risk of a portfolio of assets to another entity that sells the protection. Although the credit risk of the portfolio is transferred, actual ownership of the portfolio of assets remains with the Group.

       Credit default swaps

       In addition to the transactions mentioned above, the Group also uses credit default swaps to reduce credit risk for parts of the loan portfolio by selling these risks directly to the capital markets. At 31 December 2005 the Group has bought credit protection for an amount of € 30,352 million (2004: € 13,661 million).

       Derecognition

       Though the Group has sold a part of its loan portfolio in North America, it still holds legal title to some of these loans. In most cases these loans are also serviced by the Group. The bank also services loans originated by other institutions. The following table states the total outstandings at 31 December 2005.

       Transaction type

	2005	2004

Legal title to loans sold	136	954
Loans services for third parties	160,654	139,763

  33 Commitments and contingent liabilities

     Loan and banking commitments

       At any time the Group has outstanding commitments to extend credit. These commitments take the form of approved loans, overdraft facilities and credit card limits. Outstanding loan commitments have a commitment period that does not extend beyond the normal underwriting and settlement period of one to three months.

       The Group provides financial guarantees and letters of credit to guarantee the performance of customers to third parties. These transactions have fixed limits and generally extend for a period of up to five years. Expirations are not concentrated in any particular period. The Group also provides guarantees by acting as a settlement agent in securities borrowing and lending transactions.

       The contractual amounts of commitments and contingent liabilities are set out by category in the following table. The amounts stated in the table for commitments assume that amounts are fully advanced. The amounts reflected in the table for guarantees and letters of credit represent the maximum accounting loss that would be recognised at the balance sheet date if the relevant contract parties completely failed to perform as contracted.

	2005	2004

Committed credit facilities	141,010	145,009
Contingent liabilities with respect to guarantees granted	41,536	42,399
Contingent liabilities with respect to irrevocable letters of credit	4,485	4,066

       Many of the contingent liabilities and commitments will expire without being advanced in whole or in part. This means that the amounts stated do not represent expected future cash flows. Additionally, guarantees and letters of credit are supported by varying levels of collateral.

       Aside from the items stated above, non quantified guarantees have been given for the bank’s securities custody operations, for interbank bodies and institutions and for participating interests. Collective guarantee schemes are applicable to Group companies in various countries. Furthermore, statements of liability have been issued for a number of Group companies.

  Capital expenditure and commitments

       For 2006, capital expenditure is forecast at € 1.3 billion, of which the Group is already committed to an amount of € 243 million. These commitments are expected to be settled in the following financial year.

  Leases as lessee

       Operating lease rentals are payable as follows:

Less than one year	255
Between one and five years	614
More than five years	912

1,781

       During 2005, € 303 million (2004: € 339 million) of operating lease expense and € 48 million (2004: € 12 million) of sublease income was recognised in income.

  Other contingencies

       Legal proceedings have been initiated against the Group in a number of jurisdictions, but on the basis of information currently available, and having taken legal counsel, the Group is of the opinion that the outcome of these proceedings net of any related insurance claims is unlikely to have a material adverse effect on the consolidated financial position and the consolidated profit of the Group.

  34 Asset management

       The Group provides asset management services to individuals, trusts, retirement benefit plans and other institutions. These services involve holding and managing assets or investing received funds in various financial investments at the direction of the customer. The Group receives fee income for providing these services. Trust assets are not assets of the Group and are not recognised in the consolidated balance sheet. The Group is not exposed to any credit risk relating to such placements, as it does not guarantee these investments.

       At 31 December 2005 the total assets managed by the Group on behalf of customers were € 176.2 billion (2004: € 160.7 billion).

  35 Cash flow statement

	2005	2004

Determination of cash and cash equivalents:
Cash and balances at central banks	16,657	17,896
Loans and receivables – banks	5,455	3,954
Due to banks	(16,069)	(13,247)

Cash and cash equivalents	6,043	8,603

       The following table analyzes movements resulting from acquisitions and disposals:

	2005	2004

Amounts paid/received in cash and cash equivalents on acquisitions/disposals of
subsidiaries	366	(173)
Net movement in assets and liabilities:
Financial assets held for trading	(131)	—
Financial investments	(112)	—
Loans and receivables – banks	(866)	—
Loans and receivables – customers	186	(4)
Property and equipment	396	108
Other assets	1,109	366

Total assets	582	470

Due to banks	1,514	281
Due to customers	(812)	108
Issued debt securities	—	21
Accruals and deferred income	57	56
Subordinated liabilities	45	56
Other liabilities	(192)	(96)

Total liabilities	612	426

Cash flows from operating activities include:
Interest received	29,388	25,154
Interest paid	21,456	16,659
Dividends received	158	170
Income taxes paid	(1,056)	(511)

       The cash flows from discontinued operations represents operating cash flows of € 207 million and investing cash flows of € 2,526.

  36 Hedge accounting

       The Group enters into various derivative instrument transactions to hedge risks on assets, liabilities, net investments and forecasted cash flows. The accounting treatment of the hedged item and the hedging derivative is dependent on whether the hedge relationship qualifies for hedge accounting. Qualifying hedges may be designated as either fair value or cash flow hedges. During 2005 and 2004 there were no transactions that failed the hedge accounting criteria due to ineffectiveness exceeding the relevant limits.

       The fair value changes of derivative transactions used to hedge against economic risk exposures that do not qualify for hedge accounting, or for which it is not cost beneficial to apply hedge accounting, are recognised directly through income.

  Derivatives designated and accounted for as hedging instruments

       Fair value hedges

       The Group’s fair value hedges principally consist of interest rate swaps, interest rate options and cross currency interest rate swaps that are used to protect against changes in the fair value of fixed-rate assets, noteably available-for-sale securities and MSRs, and liabilities due to changes in market interest rates.

       For qualifying fair values hedges, changes in the fair value of the derivative and in the fair value of the hedged item for the risk being hedged are recognised in the income statement.

       Cash flow hedges of variable rate assets and liabilities

       The Group is exposed to variability in future interest cash flows for assets and liabilities with variable interest rates or which are expected to be refunded or reinvested in the future. The amounts and timing of cash flows are projected for each portfolio of financial assets and liabilities, taking the contractual terms, estimated prepayments and potential defaults into consideration. For qualifying cash flow hedges, the effective portion of the change in the fair value of the hedge instrument is recorded in the cash flow hedge reserve and recognised in the income when the hedged item occurs. The ineffective portions of designated cash flow hedges are recorded in income immediately. If the hedge relationship is terminated, then the change in fair value of the derivative recorded in the hedge reserve is recognised when the cash flows that were hedged occur, consistent with the original hedge strategy. Gains and losses on derivatives reclassified from the cash flow hedge reserve to income are included in net interest income.

       The Group’s main cash flow hedge programmes are operated by Group Asset and Liability management and our business in North America.

  Hedges of net investments in foreign operations

       As explained in note 38, the Group limits its exposure to investments in foreign operations by hedging its net investment in its foreign operations with forward foreign exchange contracts in the currency of the foreign operations or a closely correlated currency to mitigate foreign exchange risk.

       For qualifying net investment hedges, changes in the fair value of the derivative are recorded in the currency translation differences reserve within equity.

  Hedges not qualifying for hedge accounting

       Derivatives that are entered into for risk management purposes but are not designated for hedge accounting are fair valued through income. Due to difficulties in satisfying the IFRS hedging criteria, this includes a number of credit derivatives used to hedge credit risk.

  Overview of the fair value of hedging derivatives

	2005		2004

	Positive	Negative	Positive	Negative

Qualifying for hedge accounting
Fair value hedges
Interest
Swaps	2,142	2,133	1,423	1,406
Options and futures	—	940	—	547
Foreign currency
Swaps	464	289	95	330
Forwards	2	2	—	—

Cash flow hedges
Interest
Swaps	452	1,283	197	832
Foreign currency
Swaps	63	—	2	—
Forwards	4	—	511	—

Subtotal hedge accounting	3,127	4,647	2,228	3,115
Not designated for hedge accounting	86	65	64	196

Total	3,213	4,712	2,292	3,311

	2005	2004

Notional amounts
Interest rate risk	224,871	117,286
Foreign currency risk	142,222	114,270
Credit risk	30,352	13,661

  Cash flow hedges

       Details of gains and losses during the year on cash flow hedges that have been recognised directly in equity or transferred from equity to income are set out in the statement of changes in equity.

       The amount recognised in the cash flow hedging reserve at 31 December 2005, relates to cash flows expected to occur within three months to approximately ten years of the balance sheet date, with the main portion expected to occur within five years. Accordingly this amount, unless impacted by rate changes, will be recognised in income through fixed coupon payments of the derivative or by amortisation over a period of approximately five years.

  37 Fair value information

     Determination of fair values

       Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Market prices or market rates are used to determine fair value where an active market exists (such as a recognised stock exchange), as it is the best evidence of the fair value of a financial instrument.

       Market prices are not, however, available for all financial assets and liabilities held and issued by the Group. Where no active market price or rate is available, fair values are estimated using present value or other valuation techniques, using inputs based on market conditions existing at the balance sheet dates.

       Valuation techniques are generally applied to OTC derivatives, unlisted trading portfolio assets and liabilities, and unlisted financial investments (including private equity investments). The most frequently applied pricing models and valuation techniques include forward pricing and swap models using present value calculations, option models such as the Black and Scholes model, and credit models such as default rate models or credit spread models.

       The values derived from applying these techniques can be significantly affected by the choice of valuation model used and the underlying assumptions made concerning factors such as the amounts and timing of future cash flows, discount rates, volatility, and credit risk.

       The following methods and significant assumptions have been applied in determining the fair values of financial instruments carried at fair value:

(i)	assets and liabilities held for trading are measured at fair value by reference to quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, or other recognised valuation techniques

(ii)	financial investments classified as available for sale (interest-earning securities and equities) are measured at fair value by reference to quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models or other recognised valuation techniques. Unrealised gains and losses, excluding impairment, are recorded in Shareholders’ equity until an asset is sold, collected or otherwise disposed of

(iii)	in general private equity investments fair values cannot be obtained directly from quoted market prices, or by using valuation techniques supported by observable market prices or rates. The fair value is estimated indirectly using valuation techniques or models for which the inputs are reasonable assumptions, based on market conditions. Valuation techniques applied are in accordance with EVCA (European Private Equity and Venture Capitalist Association) guidelines.

       The following table presents the valuation methods used to determine fair values of financial instruments carried at fair value:

	Valuation Techniques

	Quoted market price	Market observable	Non-market observable	Total

Financial assets
Financial assets held for trading	97,026	103,683	1,346	202,055
Available-for-sale interest earning securities	113,177	—	—	113,177
Available-for-sale equities	1,016	391	930	2,337
Equities designated at fair value through income	445	—	1,243	1,688
Other assets – derivatives held for hedging	—	3,213	—	3,213
Other assets – unit-linked investments	3,624	—	—	3,624
Other assets – mortgages originated-for-sale	—	4,311	—	4,311

Total assets at fair value	215,288	111,598	3,519	330,405

Financial liabilities
Financial liabilities held for trading	52,410	95,570	608	148,588
Issued debt	—	2,815	—	2,815
Other liabilities – unit-linked liability	3,624	—	—	3,624
Other liabilities – derivatives held for hedging	—	4,712	—	4,712

Total liabilities at fair value	56,034	103,097	608	159,739

     Sensitivity of fair values

       Included in the fair value of financial instruments carried at fair value on the balance sheet are those estimated in full or in part using valuation techniques based on assumptions that are not supported by observable market prices or rates. The models used in these situations undergo an internal validation process before they are certified for use. Any related model valuation uncertainty is quantified, and deducted from the fair values produced by the models. Management believes the resulting estimated fair values recorded in the balance sheet and the changes in fair values recorded in the income statement are reasonable, and are the most appropriate values at the balance sheet date.

       The potential effect of using reasonably possible alternative assumptions as inputs to valuation models, relying on non market-observable inputs, has been estimated as a reduction of approximately € 150 million using less favourable assumptions, and an increase of approximately € 175 million using more favourable assumptions.

       The total amount of the change in fair value estimated using a valuation technique that was recognised in the profit and loss account for the year 2005 amounts to € 1,354 million (2004: € 1,111 million).

     Assets and Liabilities elected at fair value

       The Group has elected to fair value non-controlling private equity investments, mortgages originated-for-sale and certain structured notes. The changes in fair value recognised in income on these assets and liabilities was a gain of € 401 million. Changes in the fair value of liabilities do not include any amount arising from changes in the Group’s own credit risk.

     Financial assets and liabilities not carried at fair value

       The following methods and significant assumptions have been applied in determining the fair values of financial instrument carried at cost:

(i)	the carrying amount of assets maturing within 12 months is assumed to approximate their fair value

(ii)	the fair value of demand deposits and savings accounts (included in due to customers) with no specific maturity is assumed to be the amount payable on demand at the balance sheet date

(iii)	the fair value of variable rate financial instruments is assumed to be approximated by their carrying amounts and, in the case of loans, does not, therefore, reflect changes in their credit quality, as the impact of credit risk is recognised separately by deducting the allowances for credit losses from both carrying amounts and fair values

(iv)	the fair value of fixed-rate loans and mortgages carried at amortised cost is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans.Changes in the credit quality of loans within the portfolio are not taken into account in determining gross fair values, as the impact of credit risk is recognised separately by deducting the amounts of the allowances for credit losses from both carrying amounts and fair values.

       The following table compares the carrying amount of financial assets and liabilities measured at cost to estimated fair values:

	2005			2004

	Carry amount	Fair Value	Difference	Carrying amount	Fair Value	Difference

Financial assets
Interest earning securities held-to-maturity	6,572	6,717	145	7,670	7,905	235
Loans and receivables — banks	108,635	109,248	613	83,858	84,378	520
Loans and receivables — customers	380,248	383,547	3,299	320,022	325,590	5,568

Total	495,455	499,512	4,057	411,550	417,873	6,323

Financial liabilities
Due to banks	167,821	168,469	(648)	133,529	133,940	(411)
Due to customers	317,083	317,714	(631)	281,379	282,266	(887)
Issued debt securities	170,619	173,086	(2,467)	121,232	122,583	(1,351)
Subordinated liabilities	19,072	19,551	(479)	16,687	17,333	(646)

Total	674,595	678,820	(4,225)	552,827	556,122	(3,295)

  38 Financial risk management and use of derivatives

       This section provides details of the Group’s financial risk management objectives and policies and describes the methods used by management to control risk. In addition this note includes a discussion of the extent to which financial instruments are used, the associated risks and the business purpose served.

  Financial risk management and control

     Risks of financial instruments

  The most important types of risk associated with financial instruments to which the Group is exposed are:

    credit risk

    market risk (including currency risk, interest rate risk, equity price risk and commodity risk of the trading book)

    interest rate risk (non-trading)

    currency risk (non-trading)

    liquidity risk.

       Below is a discussion of the various risks the Group is exposed to as a result of its activities and the approach taken to manage those risks.

     Credit risk

       Measurement and control

       The Group is subject to credit risk through its lending, trading, hedging and investing activities as well as in cases where it acts as an intermediary on behalf of customers or other third parties or issues guarantees.

       The Group’s senior management is responsible for establishing the credit policies and the mechanisms, organisation and procedures required to analyse, manage and control credit risk. In this respect, counterparty limits are set and an internal system of credit ratings is applied.

       The Group’s primary exposure to credit risk arises through its loans, credit facilities and guarantees issued. The Group is also exposed to credit risk on various other financial assets, including financial investments (interest earning securities), loans and receivables from banks, financial assets held for trading (interest earning securities and derivatives) and derivatives used for hedging.

       The risk that counterparties might default on their obligations is monitored on an ongoing basis. For each transaction the Group evaluates whether collateral or a master netting agreement is required to mitigate the credit risk.

       Maximum credit exposure

       In the table below we have detailed the maximum credit exposure:

	2005	2004

Derivative assets held for trading	105,372	96,792
Financial investments – interest-earning securities	119,749	99,838
Loans and receivables – banks	21,371	19,486
Loans and receivables – customers	282,580	240,227
Professional securities transactions	162,005	123,644
Multi-seller conduits	25,931	23,700
Committed credit facilities	141,010	145,009
Credit related contingent liabilities	46,021	46,465

Total	904,039	795,161

       The credit risk exposure on derivative assets held for trading is measured as the current positive replacement value plus the potential future changes in replacement value, taking into account master netting agreements with individual counterparties where they are enforceable in insolvency. For interest-earning securities the amortised cost is included to reflect to credit risk exposure. The credit risk on professional security transactions is limited as a result of the nature of these transactions. The loans and receivables due from multi-seller conduits bear limited credit risk as these are fully collateralised.

       Credit risk concentrations

       Concentrations of credit risk (whether on- or off-balance sheet) that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be affected in a similar way by changes in economic or other conditions. As part of managing risk concentrations, country risk in emerging markets and sector risk are managed on a portfolio basis. Refer to the following tables for details of the credit risk concentrations on the customer portfolio.

       Credit risk concentrations from loans and receivables – customers:

	2005		2004

		%(1)		%(1)

Netherlands
Public sector	2,300	31	1,055	17
Commercial	56,182	37	53,788	42
Consumer	94,603	77	88,585	83

Total	153,085		143,428

Europe (excluding Netherlands)
Public sector	1,454	19	1,826	30
Commercial	30,882	20	23,102	19
Consumer	1,539	1	1,365	1

Total	33,875		26,293

North America
Public sector	735	10	792	13
Commercial	44,693	29	35,460	28
Consumer	15,218	13	9,716	9

Total	60,646		45,968

Latin America
Public sector	596	8	82	1
Commercial	8,024	5	4,714	3
Consumer	7,270	6	4,246	4

Total	15,890		9,042

Asia Pacific
Public sector	2,376	32	2,304	39
Commercial	12,630	9	9,980	8
Consumer	4,078	3	3,212	3

Total	19,084		15,496

Group
Public sector	7,461		6,059
Commercial	152,411		127,044
Consumer	122,708		107,124

Total	282,580		240,227

Professional securities transactions	74,724		59,269
Multi-seller conduits	25,931		23,700

Total loans and receivables – customers	383,235		323,196

(1)	Calculated as a percentage of Group totals for public, commercial and consumer sectors respectively.

       Credit risk concentrations from credit facilities and guarantees issued:

	2005		2004

		%(1)		%(1)

Netherlands
Credit related contingent liabilities	4,194	9	4,933	11
Committed credit facilities	17,881	13	37,373	26

Total	22,075		42,306

Europe (excluding Netherlands)
Credit related contingent liabilities	20,222	44	21,637	46
Committed credit facilities	28,400	20	25,877	18

Total	48,622		47,514

North America
Credit related contingent liabilities	15,830	34	15,049	32
Committed credit facilities	78,660	55	68,215	47

Total	94,490		83,264

Latin America
Credit related contingent liabilities	1,364	3	751	2
Committed credit facilities	5,214	4	3,197	2

Total	6,578		3,948

Asia Pacific
Credit related contingent liabilities	4,411	10	4,095	9
Committed credit facilities	10,855	8	10,347	7

Total	15,266		14,442

Group
Credit related contingent liabilities	46,021		46,465
Committed credit facilities	141,010		145,009

Total	187,031		191,474

(1)	Calculated as a percentage of Group totals for credit related contingent liabilities and committed credit facilities respectively.

Total commercial loans and receivables by industry are presented in the table below:

	2005		2004

		%(1)		%(1)

Agriculture, mining and energy	12,377	8	11,439	9
Manufacturing	27,758	18	24,060	19
Construction and real estate	30,860	20	22,516	18
Wholesale and retail trade	19,439	13	16,412	13
Transportation and communications	18,012	12	12,314	10
Financial services	15,873	10	19,800	15
Business services	10,233	7	10,284	8
Education, healthcare and other services	17,859	12	10,219	8

Total	152,411		127,044

       The amounts stated in the tables represent the maximum accounting loss that would be recognised at the balance sheet date if counterparties failed completely to perform as contracted and any collateral or security proved to be of no value. So the amounts greatly exceed expected losses.

       For a breakdown of counterparties for interest-earning securities in the available-for-sale and held-to-maturity portfolio, please refer to note 15. The Group has no significant exposure in loans and receivables customers to any individual customer or counterparty.

       Collateral

       The Group’s policy is to obtain collateral if and when required prior to the disbursement of approved loans. Guarantees and letters of credit are also subject to strict credit assessments before being provided. The transactions specify monetary limits to the Group’s obligations. The extent of collateral held for guarantees and letters of credit is on average 20%.

       The following table details loans and receivables from commercial and consumer clients by type of collateral obtained.

	2005	2004

Commercial customers
Public authority guarantees	4,404	8,135
Mortgages	28,441	23,956
Securities	3,487	764
Bank guarantees	3,121	3,029
Other types of collateral	50,439	31,781
Unsecured	62,519	59,379

Total	152,411	127,044

Consumer customers
Public authority guarantees	3	151
Mortgages	93,826	79,639
Securities	2,074	2,647
Bank guarantees	856	2,414
Other types of collateral	7,077	7,354
Unsecured	18,872	14,919

Total	122,708	107,124

     Market risk of the trading book

       Exposures

       All trading instruments are subject to market risk. Market risk arises from open positions in interest rate, currency, equity and commodity products, all of which are exposed to general and specific market movements. The instruments are recognised at fair value, and all changes in market conditions directly affect net trading income.

       Measurement and control

       The Group applies a Value-at-Risk (VaR) methodology to estimate the market risk of positions held and the maximum losses expected, based upon a number of assumptions for various changes in market conditions. The Group uses VaR as its primary tool for the day-to-day monitoring of market risks. Group Asset and Liability Management (GALM) sets limits on the VaR that may be accepted.

       Other control measures used in the market risk management process include limits on net open positions, interest rate sensitivity per basis point, spread sensitivities, option parameters, position concentrations and position ageing. These non-statistical measures help us to monitor and control trading risks.

       Value-at-Risk

       VaR is a methodology for assessing market risk exposure in a single number. VaR is a statistical measure that estimates potential losses, and is defined as the predicted worst-case loss that might be caused by changes in risk factors under normal circumstances, over a specified period of time and at a specific level of statistical confidence. The Group uses a proprietary VaR model that has been approved by the Dutch Central Bank.

       The VaR methodology adopted by the bank for its VaR calculation is Historical Simulation, using four years of equally weighted historical data. The VaR is calculated at a 99% confidence level for a one-day holding period, using relative changes in historical rates and prices. The positions captured by our VaR calculations include derivative and cash positions that are reported as assets and liabilities held for trading. The VaR is reported on a daily basis per trading portfolio, per product line and for the Group as a whole. It is reported daily to the senior management of the Business Units, Group Risk Management and the responsible members of the Managing Board.

  VaR per Risk Category (99% confidence level, one-day holding period)

	For the year ended 31 December 2005				For the year ended 31 December 2004

	Minimum	Maximum	Average	Year-end	Minimum	Maximum	Average	Year-end

	(in millions of euros)
Interest rate risk	17.7	68.3	30.4	23.3	10.4	49.5	21.6	18.7
Equity price risk	13.0	70.6	36.8	36.2	8.8	25.9	14.9	15.6
Foreign exchange risk	1.2	15.7	4.2	3.0	1.0	7.7	3.0	3.7
Commodity price risk	0.7	5.9	2.0	2.1	0.1	2.5	0.4	0.8
Diversification effect	–	–	–	(20.9)	–	–	–	(8.3)
Aggregate VaR(1)	25.3	80.2	50.0	43.7	17.1	42.2	26.4	30.5

(1)	The maximum (and minimum for each category occurred on different days and therefore have no direct relation to the maximum (and minimum) of the aggregate VaR. The aggregate VaR includes the diversification effect of imperfect or negative correlations between certain risk types. Therefore the aggregate VaR can be lower than the sum of the individual risk types on the same day (e.g., year end)

       Stress testing

       Although the VaR represents a good estimate of potential losses under normal market circumstances, it fails to capture ‘one-off’ events. The limitations of the VaR model mean that we must supplement it with other statistical tests. These include a series of stress tests scenarios and sensitivity stress tests that shed light on the hypothetical behaviour of our portfolio and the impact on our financial results under extreme market movements. Sensitivity stress tests and stress test scenarios have been developed internally to reflect specific characteristics of the bank’s portfolios and are performed on a daily basis for each trading portfolio and at several aggregation levels. They may be based upon parallel movements in a number of risk elements or in one risk element, upon actual historical scenarios or upon plausible future shocks.

     Interest rate risk (non-trading)

       Measurement and control

       Several measures are used to monitor and limit non-trading interest rate risk. The methods employed include earnings simulation, duration and interest rate gap analysis. Limits are set on the earnings and market value sensitivity. Model-based scenario analysis is used to monitor the interest rate risk positions denominated in euros, Brazilian reals and US dollars to the extent that these positions are held in Europe, Brazil and the US, which relates to some 85% to 90% of the total exposure of the Group. Interest rate risk positions in other currencies and other countries are controlled by gap analysis and/or market value limits, as these positions are typically less complex.

       Net interest income is the sum of interest received less interest paid on large volumes of contracts and transactions, and numerous different products. Simulation models and estimation techniques are used to forecast the net interest income and to assess its sensitivity to movements in the shape and level of the yield curve. Assumptions about client behavior play an important role in these calculations. This is particularly relevant for loans such as mortgages where the client has the option to repay before the scheduled maturity. On the liability side, the repricing characteristics of savings and deposits are based on estimates using historical data, since the rates attached to these products are not coupled to a specified market rate or maturity date.

       The bank uses a statistical approach for forecasting and sensitivity analyses because it is the method best suited to these products.

       Interest rate risk associated with our North America residential mortgage business in relation to mortgage servicing rights

       We sell or securities most of the mortgage loans we originate in North America, and typically retain the rights to service residential mortgage loans sold. The bank recognizes a mortgage servicing right (MSR) upon sale of the loan. MSRs represent the present value of the estimated future net servicing cash flows realised over the estimated life of the mortgage. Origination income and MSR values are sensitive to changes in interest rates.

       High or rising interest rates may lead to lower mortgage prepayments and a corresponding reduction in servicing amortisation costs and, therefore, an increase in servicing income. However, if interest rates are high or rising as in 2005 and 2004, residential mortgage loan demand may decline, leading to a fall in origination income.

       The Group employs various strategies to manage the risk to net mortgage revenue from all sources over time and to manage the risk to an immediate reduction in the fair value of its mortgage servicing rights within the risk parameters established by GALM. The main hedge instruments used for this risk are interest rate swaps and forward sales contracts. From time to time we employ other derivative instruments such as interest rate futures, caps, floors or purchased options. Occasionally cash instruments such as mortgage-backed securities are utilised as hedges for MSR assets.

       Interest rate sensitivity disclosure non-trading book

       For assessing interest rate risk in the banking books, GALM provides a set of measures the Earnings at Risk and Market Value Risk for the EUR, USD and BRL currencies and reports this to the Group Asset Liability Committee (Group ALCO). This set covers 85% to 90% of our net interest revenue in the non-trading book. The interest rate sensitivity of our trading books is measured under market risk.

       The Earnings-at-Risk table shows the cumulative sensitivity of net interest income over a time horizon of 6, 12, and 24 months, and under a number of predefined scenarios. Sensitivity is defined as the percentage change in the interest income relative to a base case scenario. The base case scenario assumes continuation of the present yield curve environment. The ‘Rates Rise’ and ‘Rates Fall’ scenarios assume a gradual parallel shift of the yield curve during 12 months, after which the curve remains unchanged. In order to reflect the differences in yield curve across markets, the scenarios are currency-dependent.

       Due to the low interest environment the € rates fall scenario is 100 bp, whereas the rates rise scenario is 200 bp for both years presented. For USD, the 2005 scenarios reflect a gradual change of 200 bp upwards (2004: 200 bp) and 200 bp downwards (2004: 150 bp). The change in scenario is due to the low USD interest rates in 2004. For BRL, the rates rise scenario is 1,100 bp and the rates fall is 800 bp for both years presented.

       In all cases, the volume scenario assumes new business volume in line with the business forecast during the first year, and a constant balance sheet thereafter. For USD, other interest sensitive items such as mortgage servicing rights are included in this measure.

       The following table shows the cumulative % change in income over the relevant time horizon:

  Earnings-at-Risk

		December 2005			December 2004

	Horizon	EUR	USD	BRL	EUR	USD	BRL

Rates Rise	6 months	(2.4%)	(2.1%)	(4.2%)	(4.2%)	(8.4%)	(5.5%)
	1 year	(2.9%)	(1.6%)	(2.8%)	(4.1%)	(6.8%)	(5.7%)
	2 years	0.7%	0.3%	3.1%	(1.0%)	(2.8%)	(2.2%)

Rates Fall	6 months	1.1%	(2.2%)	2.6%	1.8%	(2.6%)	3.7%
	1 year	1.3%	(1.1%)	1.3%	1.7%	1.0%	3.4%
	2 years	(1.1%)	(8.8%)	(3.1%)	(0.4%)	(6.4%)	0.5%

       The December 2004 data above covered a smaller portion of the balance sheet than December 2005. Therefore the absolute numbers for 2004 would not be comparable. Since relative numbers are scaled, the relative data for 2004 and 2005 can be compared.

       The Earnings-at-Risk table below gives the 2005 cumulative change in income over the relevant time horizon as absolute numbers using exchange rates at 31 December 2005.

  Earnings-at-Risk

		December 2005

	Horizon	EUR	USD	BRL

		(in millions of euros)
Rates Rise	6 months	(30)	(19)	(55)
	1 year	(75)	(30)	(77)
	2 years	35	12	179

Rates Fall	6 months	15	(20)	35
	1 year	33	(21)	36
	2 years	(58)	(343)	(180)

       The Market Value Risk table shows the sensitivity of the market value of equity to changes in interest rates for the EUR, USD and BRL currencies. Market Value of Equity is defined as the calculated discounted value of assets in the banking book, minus calculated discounted value of liabilities, plus market value of derivatives and other interest sensitive items such as mortgage servicing rights for the US. Sensitivity is measured as the percentage value change due to an overnight shock. The magnitude of the shocks is equal to the changes used for earnings risk.

  Market Value Risk

	December 2005			December 2004

	EUR	USD	BRL	EUR	USD	BRL

Rates Rise	(2.7%)	(4.1%)	(11.3%)	(2.8%)	(9.8%)	(22.0%)
Rates Fall	0.7%	(13.4%)	4.7%	0.9%	(0.6%)	18.5%

     Currency risk (non-trading)

       The Group’s operating entities are required to manage any currency exposure arising on local transactions with funding in the same currency or to transfer the currency risk to the Group. Accordingly the Group is able to manage currency risk through its net investments in its non-euro operations.

       We apply various hedging strategies to our net investments in our non-euro operations, in order to manage and minimise any adverse effects from translating the relevant foreign currency into euro.

     Capital ratio hedge

       To protect our capital ratios (core tier 1, tier 1 and total capital as a portion of RWA) against adverse effects of the US dollar, our main foreign currency, the USD-sensitive part of our capital base has to be equal to the USD-sensitive part of our risk-weighted assets. On this basis there will be no material impact on our capital ratios, as the ratios are hedged against changes in the EUR/USD exchange rate.

     Capital hedge

       The capital ratio hedge strategy implies that a part of our capital has to be USD-sensitive to neutralise the USD sensitivity of our RWA. Hence a part of our equity is also exposed to EUR/USD fluctuations.

       Our investments in foreign operations in currencies other than the USD are hedged on a selective basis. We consider the use of hedging in cases where the expected currency loss is larger than the interest rate differential between the two currencies that represents the cost of the hedge.

       At December 2005 56% of our net investment in foreign operations was hedged leaving approximately € 5 billion unhedged including US$ 1 billion and BRL 2 billion (USD and BRL stated in € amounts). The table shows the sensitivity of our capital to, respectively, a 10% appreciation and 10% depreciation in the euro against all foreign currencies.

	2005	2004

	(in millions of euros)
Euro appreciates 10%	(559)	(340)
Euro depreciates 10%	559	340

     Liquidity risk

       Measurement and control

       Liquidity risk arises in any bank’s general funding of its activities. For example, a bank may be unable to fund its portfolio of assets at appropriate maturities and rates, or may find itself unable to liquidate a position in a timely manner at a reasonable price. The Group holds capital to absorb unexpected losses, and manages liquidity to ensure that sufficient funds are available to meet not only the known cash funding requirements, but also any unanticipated ones that may arise. At all times, the Group maintains what we believe to be adequate levels of liquidity on a Group-wide basis to meet deposit withdrawals, repay borrowings and fund new loans, even under stressed conditions.

       We manage liquidity on a daily basis in all the countries in which we operate. Each national market is unique in terms of the scope and depth of its financial markets, competitive environment, products and customer profile. Therefore local line management is responsible for managing our local liquidity requirements under the supervision of GALM on behalf of the Group ALCO.

       On a day-to-day basis our liquidity management depends on, among other things, the effective functioning of local and international financial markets. As this is not always the case, we have Group-wide contingency funding plans. These plans are put into effect in the event of a dramatic change in our normal business activities or in the stability of the local or international financial markets. The Group Strategic Funding Committee has full authority to manage such a crisis. As part of this liquidity management contingency planning, we continually assess potential trends, demands, commitments, events and uncertainties that could reasonably result in increases or decreases in our liquidity. More specifically, we consider the impact of these potential changes on our sources of short-term funding and long-term liquidity planning.

       As we have entered into committed credit facilities, our liquidity management process also involves assessing the potential effect of the contingencies inherent in these types of transactions on our normal sources of liquidity and finance.

        Liquidity gap

       The following table provides an analysis that categorises the balance sheet of the Group into relevant maturity groupings based on the remaining contractual periods to repayment.

Maturity for the year ended 31 December 2005:
	On demand	< 1 year	≥1 year - < 5 years	≥5 years	Total

Assets
Cash and balances at central banks	16,657	–	–	–	16,657
Financial assets held for trading (1)	202,055	–	–	–	202,055
Financial Investments	12,366	12,047	35,425	63,936	123,774
Loans and receivables – banks	7,251	80,091	5,922	15,371	108,635
Leans and receivables – customers	24,101	171,824	84,497	99,826	380,248
Other assets (1)	3,213	21,268	4,341	20,613	49,435

Total	265,643	285,230	130,185	199,746	880,804

Liabilities
Financial liabilities held for trading (1)	148,588	–	–	–	148,588
Due to banks	30,905	117,150	8,349	11,417	167,821
Due to customers	147,846	138,630	14,481	16,126	317,083
Issued debt securities	1,495	100,873	34,548	33,703	170,619
Subordinated liabilities	–	1,156	5,101	12,815	19,072
Other liabilities (1)	4,712	15,335	2,771	10,651	33,469

Total	333,546	373,144	65,250	84,712	856,652

Net liquidity gap	(67,903)	(87,914)	64,935	115,034	24,152

Maturity for the year ended 31 December 2004:
	On demand	< 1 year	≥1 year - < 5 years	≥5 years	Total

Assets
Cash and balances at central banks	17,896	–	–	–	17,896
Financial assets held for trading (1)	167,035	–	–	–	167,035
Financial investments	–	18,722	33,132	51,094	102,948
Loans and receivables – banks	5,575	64,695	4,075	9,513	83,858
Leans and receivables – customers	19,821	150,960	66,404	82,837	320,022
Other assets (1)	2,292	14,083	4,478	14,842	35,695

Total	212,619	248,460	108,089	158,286	727,454

Liabilities
Financial liabilities held for trading (1)	129,506	–	–	–	129,506
Due to banks	28,846	85,396	10,122	9,165	133,529
Due to customers	137,742	124,282	9,893	9,462	281,379
Issued debt securities	1,956	64,283	30,808	24,185	121,232
Subordinated liabilities	–	1,086	4,693	10,908	16,687
Other liabilities (1)	3,311	11,887	2,729	10,642	28,569

Total	301,361	286,934	58,245	64,362	710,902

Net liquidity gap	(88,742)	(38,474)	49,844	93,924	16,552

(1)	Financial assets and liabilities held for trading and hedging derivatives are shown as on demand which management believes most accurately reflects the short-term nature of the trading and derivative activities.

     Use of derivatives

       Derivative instruments

       The Group uses derivative instruments (a) to provide risk management solutions to its clients, (b) to manage the Group’s own exposure to various risks (including interest, currency and credit risks) and (c) for proprietary trading purposes.

       A derivative is a financial instrument that is settled at a future date and requires little or no initial net investment, and whose value varies in response to changes in the price of another financial instrument, an index or some other variable.

       The majority of derivative contracts are arranged as to amount (‘notional’), tenor and price directly with the counterparty (over-the-counter). The remainder are standardised in terms of their amounts and settlement dates and are bought and sold in organised markets (exchange traded).

       The notional, or contractual, amount of a derivative represents the reference quantity of the underlying financial instrument on which the derivative contract is based. The value of the derivative contract is typically determined by applying a calculated price to this notional amount, and is the basis upon which changes in the value of the contract are measured. The notional amount provides an indication of the underlying volume of business transacted by the Group but does not provide any measure of risk, and is not included on the balance sheet.

       Derivative instruments are carried at fair value (or mark-to-market), shown in the balance sheet as separate totals of positive fair values (assets) and negative fair values (liabilities). Positive fair values represent the cost to the Group of replacing all transactions with a favourable fair value if all the counterparties of the Group were to fail to perform according to the terms of the contract, assuming transactions could be replaced instantaneously. Negative fair values represent the cost to the Group’s counterparties of replacing all their transactions if the Group failed to meet its obligations. Changes in fair value of derivative instruments are recognised in trading income unless they qualify as hedges for accounting purposes.

       Positive and negative fair values on different transactions are only netted if the transactions are with the same counterparty and the cash flows will be settled on a net basis, and the Group has the legal right to offset separate transactions with that counterparty.

        Types of derivative instruments

       The most common types of derivatives used are as follows:

       Forwards are binding contracts to buy or sell financial instruments, most typically currency, on a future date at a specified price. Forward contracts are tailor-made agreements that are transacted between counterparties in the over-the-counter (OTC) market

       Futures are exchange traded agreements to buy or sell a standard quantity of specified grade or type of financial instrument, currency or commodity at a specified future date

       Commodity derivatives are contracts to buy or sell a non-financial item. They can be either exchange traded or OTC

       Swaps are agreements between two parties to exchange cash flows on a specified notional amount for a predetermined period. Most swaps are traded OTC. The major types of swap transactions undertaken by the Group are as follows:

    Interest rate swap contracts – typically the contractual exchange of fixed and floating rate interest payments in a single currency, based on a notional amount and a reference interest rate, most commonly LIBOR

    Cross currency swaps – the exchange of interest payments based on two different currency principal balances and reference interest rates, and usually the exchange of principal amounts at the start and end of the contract

    Credit default swaps (CDSs) – bilateral agreements under which one party (protection buyer) makes one or more payments to the other party (protection seller) in exchange for an undertaking by the seller to make a payment to the buyer following a specified credit event. CDSs may be on a single name (counterparty) or on a multiple (or basket) of names (counterparties). Settlement following a credit event may be a net cash amount, or cash in return for physical delivery of one or more obligations of the credit entity and is made regardless of whether the protection buyer has actually suffered a loss. After a credit event and settlement, the contract is terminated

    Total rate of return swaps give the total return receiver exposure to all of the cash flows and economic benefits and risks of an underlying asset, without having to own the asset, in exchange for a series of payments, often based on a reference interest rate, such as LIBOR. The total return payer has an equal and opposite position. A specific type of total return swap is an equity swap.

       Options are contractual agreements under which, typically, the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or to sell (put option) by or at a set date, a specified quantity of a financial instrument or commodity at a predetermined price. The purchaser pays a premium to the seller for this right. Options may be traded OTC or on a regulated exchange, and may be traded in the form of a security (warrant).

        Derivatives transacted for trading purposes

       Most of the Group’s derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks.

       Trading activities are entered into principally for the purpose of generating profits from short term fluctuations in price or margin, and include market-making, positioning and arbitrage activities:

    Market making involves quoting bid and offer prices to other market participants with the intention of generating income based on spread and volume

    Positioning means managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices

    Arbitrage activities involve identifying and profiting from price differentials between markets and products.

        Derivatives transacted for hedging purposes

       The Group enters into derivative transactions for the purposes of hedging assets, liabilities, forecast transactions, cash flows and credit exposures. The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and whether the hedge qualifies for accounting purposes (see accounting policies).

       The Group also enters into derivative transactions which provide economic hedges for credit risk exposures but do not meet the requirements for hedge accounting treatment; for example, the Group uses CDSs as economic hedges for credit risk exposures in the loan and traded product portfolios, but cannot always apply hedge accounting to such positions.

        Risks of derivative instruments

       Derivative instruments are transacted in many trading portfolios, which generally include several types of instruments, not just derivatives. The market risk of derivatives is managed and controlled as an integral part of the market risk of these portfolios. The Group’s approach to market risk is described in the market risk section of this footnote.

       Derivative instruments are transacted with many different counterparties, most of whom are also counterparties for other types of business. The credit risk of derivatives is managed and controlled in the context of the Group’s overall credit exposure to each counterparty. The Group’s approach to credit risk is described in the financial risk management part of this footnote. It should be noted that although the values shown on the balance sheet can be an important component of the Group’s credit exposure, the positive replacement values for any one counterparty are rarely an adequate reflection of the Group’s credit exposure on its derivatives business with that counterparty. This is because, on the one hand, replacement values can increase over time (‘potential future exposure’), while on the other hand, exposure may be mitigated by entering into master netting agreements and bilateral collateral arrangements with counterparties.

  39 Capital adequacy

       To monitor the adequacy of capital the Group uses ratios established by the Bank for International Settlements (BIS). These ratios measure capital adequacy (minimum 8% as required by BIS) by comparing the Group’s eligible capital with its balance sheet assets, off-balance sheet commitments and market and other risk positions at weighted amounts to reflect their relative risk. The market risk approach covers the general market risk and the risk of open positions in currencies and debt and equity securities. Assets are weighted according to broad categories of notional risk, being assigned a risk weighting according to the amount of capital deemed to be necessary to support them. Four categories of risk weights (0%, 20%, 50%, 100%) are applied; for example cash and money market instruments have a zero risk weighting which means that no capital is required to support the holding of these assets. Property and equipment carries a 100% risk weighting, meaning that it must be supported by capital equal to 8% of the carrying amount. Off-balance-sheet credit related commitments and derivative instruments are taken into account applying different categories of conversion factors, which are designed to convert these items into balance sheet equivalents. The resulting equivalent amounts are then weighted for risk using the same percentages as for non-derivative assets.

       Tier 1 capital consists of shareholders’ equity and qualifying subordinated liabilities less goodwill and some intangible assets. Tier 2 capital represents additional qualifying subordinated liabilities, taking into account the remaining maturities.

       Core tier 1 capital is tier 1 capital excluding preference shares.

       The Group’s capital adequacy level was as follows:

	Balance sheet / unweighted amount		Risk weighted amount, including effect of contractual netting

	2005	2004	2005	2004

Balance sheet assets (net of provisions):
Cash and balances at central banks	16,657	17,896	432	263
Financial assets held for trading	202,055	167,035	548	375
Financial investments	123,774	102,948	11,620	9,124
Loans and receivables – banks	108,635	83,858	4,992	4,525
Loans and receivables – customers	380,248	320,022	151,496	142,665
Equity accounted investments	2,993	1,428	727	681
Property and equipment	8,110	7,173	6,638	6,515
Goodwill and other intangibles	5,168	3,143	4,437	2,191
Prepayment and accrued income	7,614	5,740	2,952	2,330
Other assets	25,550	18,211	8,893	5,587

Subtotal	880,804	727,454	192,735	174,256

Off-balance sheet positions and derivatives:
Credit-related commitments and contingencies	187,031	191,474	48,017	39,172
Credit equivalent of derivatives			10,751	12,226
Insurance companies and other			339	1,095

Subtotal			59,107	52,493

	Balance sheet / unweighted amount		Risk weighted amount, including effect of contractual netting

	2005	2004	2005	2004

Total credit risks			251,842	226,749
Market risk requirements			6,012	4,873

Total risk-weighted assets			257,854	231,622

       The following table analyses actual capital and the minimum standard needed in order to comply with supervisory requirements.

	2005		2004

	Required	Actual	Required	Actual

Total capital	20,628	33,874	18,530	25,618
Total capital ratio	8.0%	13.14%	8.0%	11.06%
Tier 1 capital	10,314	27,382	9,265	19,592
Tier 1 capital ratio	4.0%	10.62%	4.0%	8.46%
Core tier 1	–	21,828	–	14,641
Core tier 1 ratio	–	8.47%	–	6.32%

       In determining the capital adequacy requirement, both existing and future credit risk is taken into account. To this end the current potential loss on derivatives, which is the fair value based on market conditions at balance sheet date, is increased by a percentage of the relevant notional amounts, depending on the nature and remaining term of the contract. This method takes into account the possible adverse development of the fair value during the remaining term of the contract. The following analysis shows the resulting credit equivalent, both unweighted and weighted for counterparty risk (mainly banks). The figures allow for the impact of netting transactions and other collateral.

Credit equivalent
	2005	2004

Interest rate contracts	84.8	75.0
Currency contracts	28.2	50.5
Other contracts	32.2	18.9

	145.2	144.4
Effect of contractual netting	97.4	88.9

Unweighted credit equivalent	47.8	55.5

Weighted credit equivalent	10.8	12.2

  40 Private equity investments

       Private equity investments are either consolidated or held at fair value.

     Consolidated private equity holdings

       Investments of a private equity nature that are controlled by the Group are consolidated. Such holdings represent a wide range of non-banking activities. Personnel and other costs relating to production and manufacturing activities are presented within material expenses. The impact of consolidating on the income statement these investments is set out in the following table.

	2005	2004

Income of consolidated private equity holdings	3,637	2,616
Other income included in operating income	(242)	(96)

Total operating income of consolidated private equity holdings	3,395	2,520

	2005	2004

Goods and material expenses of consolidated private equity holdings	2,519	1,665
Included in personnel expenses	362	399
Included in administrative costs	352	284
Included in depreciation and amortisation	133	151

Operating profit before tax of consolidated private equity holdings	29	21

       Goods and material expense includes personnel costs relating to manufacturing and production activities.

       The assets and liabilities of these consolidated holdings are included in the Group balance sheet. Given the non-banking nature of the underlying activities the main lines impacted are goodwill, property and equipment, other assets and issued debt securities. The total assets of these consolidated entities at 31 December 2005 were € 3,477 million (2004: € 2,393 million) excluding goodwill.

     Unconsolidated private equity investments

       The private equity investments in which the Group does not have control are accounted for at fair value with change through income. Although control is not with the Group, in many cases the Group does hold significant influence, usually evidenced by an equity stake of between 20% and 50%. Significant influence is held in approximately 100 investments with a fair value of € 603 million at 31 December 2005, operating in various sectors including information technology, life sciences, media and telecommunications.

  41 Joint ventures

       The Group’s activities conducted through joint ventures include insurance, trust and property development activities. See note 49 for further details. The consolidated financial statements of the joint ventures include the following assets and liabilities, income and expenses of joint ventures, which represent the Group’s proportionate share:

	2005	2004

Assets
Cash and balances at central banks	11	6
Financial investments	2,748	1,875
Loans and receivables – banks and customers	925	965
Equity accounted investments	6	6
Property and equipment	1,011	827
Accrued income and prepaid expenses	58	54
Other assets	2,161	2,001

Total	6,920	5,734

Liabilities
Financial liabilities held for trading	871	843
Due to customers	896	822
Issued debt securities	7	1
Accrued expenses and deferred income	23	15
Other liabilities	4,994	3,964

Total	6,791	5,645

Total operating income	150	118
Operating expenses	71	79

Operating profit	79	39
Income tax expense	21	8

Net profit	58	31

  42 Remuneration of Managing Board and Supervisory Board

     Remuneration policy

       The current compensation policy for the Managing Board was introduced in 2001. The main objective is to ensure that ABN AMRO is able to attract, retain and motivate its Top Executive Group. To achieve this, Managing Board remuneration has several elements which, as a package, make it comparable with the remuneration offered by relevant peers in the market. Peers are defined as other major Dutch companies and other European-parented banks.

       The compensation package for the Managing Board has the following elements:

    base salary

    performance bonus

    long-term incentives – Performance Share Plan and Share Investment and Matching Plan.

       In addition there are a number of other benefits.

     Base salary

       A common base salary applies to all Managing Board members except the Chairman, to whom a 40% differential applies. In addition to the base salary, the non-Dutch Board member receives a market competitive allowance. Salaries are reviewed annually with adjustments taking effect from 1 January. Managing Board base salaries were adjusted in 2005 for the first time since 2001. The gross annual base salary for the Managing Board Members was adjusted from € 635,292 to € 650,000 and from € 889,410 to € 910,000 for the Chairman.

     Performance bonus

       The annual performance bonus for Managing Board members is based upon ABN AMRO’s quantitative and qualitative performance objectives at both the corporate and BU level. The objectives are set annually by the Nomination & Compensation Committee and endorsed by the Supervisory Board. Bonuses for the Chairman, the CFO and – as of 2004 – the COO are based on delivery against these corporate performance objectives. With effect from 2004, the bonus for board members responsible for a BU is based 75% on Group performance and 25% on BU performance.

       In 2005 objectives such as economic profit, cost / income ratio and tier 1 ratio were used to measure quantitative corporate and BU performance. In addition qualitative objectives are set such as increasing customer satisfaction and reaching strategic milestones. Bonus criteria are aligned with the bank’s long term objectives. Specific annual performance targets are not disclosed as they are considered competitively sensitive.

       If the quantitative performance objectives are fully met, the 2005 bonus will be 100% of base salary with an upper limit of 125%. The Nomination & Compensation Committee may, on the basis of their assessment of a Managing Board member’s individual performance against qualitative performance objectives, adjust the bonus outcome upwards or downwards within a range of plus or minus 20% of base salary. In 2004 the bonus percentage linked to on-target performance was between 60% and 75%.

       The 2005 performance bonuses for Managing Board members have been set at the newly-agreed 2005 bonus levels. The Committee assessed the 2005 performance against the set and realised quantitative objectives on the basis of the numbers provided by Group Finance.

       The bonuses with respect to the 2005 performance year for all Managing Board members, including the Chairman of the Managing Board, are set at 115% of the 2005 annual base salary. The individual bonus awards are shown in the table on page 190.

       The 2004 bonuses as paid in 2005 and published in the 2004 Annual Report have been adjusted as the Managing Board members have agreed to pay a part of that bonus back to the bank.

     ABN AMRO Share Investment and Matching Plan

       In 2004 Shareholders’ approval was obtained to encourage executive share ownership. Under this plan, the Board members may defer a maximum of 25% of their annual salary into ABN AMRO Holding N.V. shares (Investment Shares). This amount must be funded from the net bonus outcome of the relevant performance year. If the net bonus outcome is insufficient to fund the full investment amount the participation will be withdrawn.

       At the end of a three-year vesting period the Investment Shares will be matched by the bank on the basis of one ABN AMRO share (Matching Share) for each Investment Share, provided that the Managing Board member remains employed within the ABN AMRO Group during the vesting period. The Investment Shares, together with the built-up dividends, will be released three years after deferral. The Matching Shares must be held for at least five years from vesting, with the possibility of selling some of the shares to settle the tax obligation.

       In 2005 with respect to the 2004 bonus all Managing Board members have participated in this plan, five of them for the maximum amount of 25% of base salary and one Managing Board Member for 12.5% of base salary. The total amount that was used to purchase Investment Shares was € 936,954 for all six Managing Board Members. With respect to the 2005 performance year, five members again participated for 25% of annual salary and one member for half of this amount.

     Share options

       Share options have been an integral part of ABN AMRO top executives’ compensation for several years.

       As of 2005 share options no longer form part of the long-term reward package for the Managing Board or for the Top Executive Group as a whole. The options granted in the years up to and including 2004 will remain in place. In 2005 no options expired. The options granted in 2002 vested on 25 February 2005 and will remain exercisable during the remainder of the ten-year option period, which runs until 25 February 2012. In 2006 no options will expire. The options granted in 2003 have vested on 24 February 2006, because the two performance conditions that were set for this award were met by the end of the three-year performance period in 2005.

       The Managing Board announced to the N&C Committee on 30 January 2006 their collective decision to limit the exercise of their options going forward exclusively to the first day of the first open period after vesting and/or expiration periods, or to earlier equivalent contractual dates in line with the plan rules, such as the date of retirement. Although this limits the theoretical value of the options, the Board believes the increase in transparency to the market outweighs this theoretical disadvantage.

     Performance Share Plan

       The Performance Share Plan (PSP) was introduced in 2001 and forms an important though stretching part of the Managing Board’s reward package. SEVPs are also eligible for a yearly grant under this plan.

       In 2005 Managing Board members received a conditional award of 60,000 shares and the Chairman 84,000 shares. The PSP grant in 2005 was based half on the relative TRS (total return to shareholders) performance and half on the average return on equity (ROE) achieved by the bank over the four-year performance period, defined as the year of grant and three subsequent years.

       The vesting schedule for the TRS-linked award is the same as in previous years. The full award will be paid if the TRS generated by the bank in the fourth year of the performance period is fifth out of 21 relative to the peer group. There will be a sliding scale ranging from no award if the bank is lower than tenth to 150% of the conditional award if the bank has progressed to the very top of the TRS rankings.

       The ROE linked part of the award was introduced in 2005. The pay-out of this part of the award will be linked to the average ROE target for the performance period using a sliding scale, with a threshold at 25% and a maximum award of 100%.

       Another condition is that the recipient must still be in service with the Group at the end of the performance period. The four-year performance cycle for the conditional shares as awarded in 2002 came to a close at the end of

  2005, and ABN AMRO’s position in the peer group was seventh. This means that the conditional share award made in 2002 will result in an award representing 70% of the original awards of 70,000 shares for members and 98,000 shares for the Chairman. As a result, the members of the Managing Board each received 49,000 ABN AMRO shares with a vesting date, 31 January 2006, and the Chairman 68,600 shares. This award is subject to taxation which was calculated on the basis of the number of shares times the share price. The Managing Board members collectively decided to sell, on the day of the grant of the award, a number of shares sufficient to settle the tax obligation with respect to the award.

     Pension

       The Managing Board’s pensionable salary is 100% of annual base salary. Until 31 December 2005 the normal retirement age of the Managing Board members was 62. Since 1 January 2006 the plan has been changed in such a way that the normal retirement age is 65, based on average income (2.15% per year). It is possible to retire earlier. The ABN AMRO Pension Fund manages the pension plan.

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

       The following table summarises total reward, ABN AMRO options and shares, and outstanding loans of the members of the Managing Board and Supervisory Board.

	Managing Board		Supervisory

	Managing Board 2005	2004	Supervisory Board 2005	2004

	(in thousands of euros)
Periodic payments	4,639	4,556	787	767
Profit-sharing and bonus payments	4,787	2,680
Share-based payments	6,063	4,672
Pension benefits	1,324	1,148
ABN AMRO staff options (1) (conditional, granted options)		576,000
ABN AMRO shares (1) (conditional, granted)	429,058	320,000
ABN AMRO staff options (1) (outstanding)	2,380,835	2,382,251
ABN AMRO shares (1) (exercisable)	1,196,835	686,251
ABN AMRO shares (1) (owned)	124,004	72,668	34,847	27,173
Loans (outstanding)	11,518	9,362	2,100	2,100

(1)	Number of shares/options.

       The following table summarizes the salaries, other periodic rewards and bonuses of individual Managing Board members.

	2005					2004

	Base Salary	Other periodic payments (1)	Bonus	Share- based payments (2)	Pension costs (3)	Base Salary	Other periodic payments (1)	Bonus (4)	Other periodic payments (2)	Pension costs (3)

	(in thousands of euros)
R.W.J. Groenink	910	4	1,047	1,331	263	889	4	805	1,022	225
W.G. Jiskoot	650	2	748	951	185	635	3	575	730	158
T. de Swaan	650	2	748	951	206	635	13	575	730	181
J.Ch.L. Kuiper	650	4	748	951	264	635	15	575	730	228
C.H.A. Collee	650	3	748	951	168	635	3	575	730	140
H.Y. Scott-Barrett	650	464	748	928	238	635	454	575	730	216

(1)	Other periodic payments are comprised of contributions towards private health insurance and foreigner allowance. Mr Scott-Barrett received a foreigner allowance of € 464 in 2005 and 454 in 2004.
(2)	Share-based payments are calculated in accordance with IFRS 2 by recognising the fair value of the shares/options at grant date over the vesting period.
(3)	Pension costs exclusively comprise pension service cost and post-retirement service cost computed on the basis of IAS 19.
(4)	Part of the bonus amounts were paid back by all Managing Board members, resulting in a final bonus of € 480 for Mr Groenink, € 400 for the CFO Mr de Swaan, and € 450 for the four remaining members.

       The following tables reflect movements in the option holdings of the Managing Board as a whole and of individual Board members. The conditions governing the granting of options are included in note 43.

	2005		2004

	Options held by Managing Board	Average exercise price (in euros)	Options held by Managing Board	Average exercise price (in euros)

Movements:
Balance at 1 January	2,382,251	18.84	2,003,675	18.76
Options granted	–	–	576,000	18.86
Options exercised/cancelled	1,416	22.23	197,424	18.13

Balance at 31 December	2,380,835	18.83	2,382,251	18.84

	Balance at 1 January	Exercise price (in euros)	Exercised/ cancelled	Balance at 31 December	Stock price on exercise	Year of expiration date

R.W.J. Groenink
Executive 2000	60,000	21.30		60,000		2007
Executive 2001	55,000	23.14		55,000		2008
Executive 2002 (1) (2)	112,000	19.53		112,000		2012
Executive 2003 (1) (3)	133,000	14.45		133,000		2013
Executive 2004 (1)	126,000	18.86		126,000		2014
AOR 2000	354	22.23	354	0
AOR 2001	271	22.34		271		2008
AOR 2002	296	20.42		296		2009

	486,921		354	486,567

W.G. Jiskoot
Executive 2000	60,000	21.30		60,000		2007
Executive 2001	55,000	23.14		55,000		2008
Executive 2002 (1) (2)	80,000	19.53		80,000		2012
Executive 2003 (1) (3)	95,000	14.45		95,000		2013
Executive 2004 (1)	90,000	18.86		90,000		2014
AOR 2000	354	22.23	354	0
AOR 2001	271	22.34		271		2008
AOR 2002	296	20.42		296		2009

	380,921		354	380,567

	Balance at 1 January	Exercise price (in euros)	Exercised/ cancelled	Balance at 31 December	Stock price on exercise	Year of expiration date

T. de Swaan
Executive 2000	60,000	21.30		60,000		2007
Executive 2001	55,000	23.14		55,000		2008
Executive 2002 (1) (2)	80,000	19.53		80,000		2012
Executive 2003 (1) (3)	95,000	14.45		95,000		2013
Executive 2004 (1)	90,000	18.86		90,000		2014
AOR 2000	354	22.23	354	0
AOR 2001	271	22.34		271		2008
AOR 2002	296	20.42		296		2009

	380,921		354	380,567

J.Ch.L. Kuiper
Executive 2000	60,000	21.30		60,000		2007
Executive 2001	55,000	23.14		55,000		2008
Executive 2002 (1) (2)	80,000	19.53		80,000		2012
Executive 2003 (1) (3)	95,000	14.45		95,000		2013
Executive 2004 (1)	90,000	18.86		90,000		2014
AOR 2001	271	22.34		271		2008
AOR 2002	296	20.42		296		2009

	380,567			380,567

(1)	Conditionally granted.
(2)	Vested on 25 February 2005.
(3)	Vested on 24 February 2006.

	Balance at 1 January	Exercise price (in euros)	Exercised/ cancelled	Balance at 31 December	Stock price on exercise	Year of expiration date

C.H.A. Collee
Executive 2000	56,000	21.30		56,000		2007
Executive 2001	55,000	23.14		55,000		2008
Executive 2002 (1) (2)	80,000	19.53		80,000		2012
Executive 2003 (1) (3)	95,000	14.45		95,000		2013
Executive 2004 (1)	90,000	18.86		90,000		2014
AOR 2000	354	22.23	354	0
AOR 2001	271	22.34		271		2008
AOR 2002	296	20.42		296		2009

	376,921		354	376,567

H.Y. Scott-Barrett
Executive 2000	56,000	21.30		56,000		2007
Executive 2001	55,000	23.14		55,000		2008
Executive 2002 (1) (2)	80,000	19.53		80,000		2012
Executive 2003 (1) (3)	95,000	14.45		95,000		2013
Executive 2004 (1)	90,000	18.86		90,000		2014

	376,000			376,000

(1)	Conditionally granted.
(2)	Vested on 25 February 2005.

  (3) Vested on 24 February 2006.

       The following table shows movements in shares conditionally awarded under the Performance Share Plan. For the years 2002 through 2004 the conditional award was based 100% on the bank’s ranking in the peer group (TRS ranking). For the year 2005, 50% of the award is on the TRS ranking and 50% on the average ROE target for the reference period. The number of shares conditionally awarded on the TRS ranking in the table below assumes a ranking of fifth in the peer group, in line with our ambition. The number of shares conditionally awarded on the ROE target assumes that we will achieve an average ROE above 20% per annum, our target for the performance cycle 2005-2008.

       As a consequence of ABN AMRO ranking seventh in the peer group at the close of the performance cycle from 2002 to 2005, all members of the Managing Board received 70% of the conditionally awarded shares for that performance cycle at 31 January 2006. The average stock price at that date was € 22.78.

	Type of condition	Balance at 1 January	Granted	Vested	Expired/ forfeited	Balance at 31 December	Reference period

R.W.J. Groenink	TRS	98,000		68,600	29,400	0
	TRS	98,000				98,000	2003-2006
	TRS	70,000				70,000	2004-2007
	TRS		42,000			42,000	2005-2008
	ROE		42,000			42,000	2005-2008
W.G. Jiskoot	TRS	70,000		49,000	21,000	0
	TRS	70,000				70,000	2003-2006
	TRS	50,000				50,000	2004-2007
	TRS		30,000			30,000	2005-2008
	ROE		30,000			30,000	2005-2008
T. de Swaan	TRS	70,000		49,000	21,000	0
	TRS	70,000				70,000	2003-2006
	TRS	50,000				50,000	2004-2007
	TRS		30,000			30,000	2005-2008
	ROE		30,000			30,000	2005-2008
J.Ch.L. Kuiper	TRS	70,000		49,000	21,000	0
	TRS	70,000				70,000	2003-2006
	TRS	50,000				50,000	2004-2007
	TRS		30,000			30,000	2005-2008
	ROE		30,000			30,000	2005-2008
C.H.A. Collee	TRS	70,000		49,000	21,000	0
	TRS	70,000				70,000	2003-2006
	TRS	50,000				50,000	2004-2007
	TRS		30,000			30,000	2005-2008
	ROE		30,000			30,000	2005-2008
H.Y. Scott-Barrett	TRS	70,000		49,000	21,000	0
	TRS	70,000				70,000	2003-2006
	TRS	50,000				50,000	2004-2007
	TRS		30,000			30,000	2005-2008
	ROE		30,000			30,000	2005-2008

       The following table reflects the number of matched shares the Managing Board will receive under the ABN AMRO Share Investment and Matching Plan at the end of the vesting period, provided the member of the Managing Board remains employed within ABN AMRO during the vesting period.

	Balance at 1 January	Granted	Unconditional	Expired/ cancelled	Balance at 31 December	Vesting period

R.W.J. Groenink		10,692			10,692	2005-2007
W.G. Jiskoot		7,637			7,637	2005-2007
T. de Swaan		7,637			7,637	2005-2007
J.Ch.L. Kuiper		7,637			7,637	2005-2007
C.H.A. Collee		7,637			7,637	2005-2007
H.Y. Scott-Barrett		3,818			3,818	2005-2007

ABN AMRO ordinary shares held by Managing Board members (1)
	2005	2004

R.W.J. Groenink	30,574	18,334
W.G. Jiskoot	28,827	19,730
T. de Swaan	15,259	6,850
J.Ch.L. Kuiper	16,442	7,973
C.H.A. Collee	8,778	697
H.Y.Scott-Barrett	24,124	19,084

Total	124,004	72,668

(1)	No financing preference shares were held by any Managing Board member.

Loans from ABN AMRO to Managing Board members

	Outstanding on 31 Dec.	Interest rates	Outstanding on 31 Dec.	Interest rates

	(in thousands of euros)
R.W.J. Groenink	5,136	3.58	2,985	3.63
W.G. Jiskoot	1,674	3.94	1,674	3.94
T. de Swaan	1,407	2.75	1,407	2.25	(1)
J.Ch.L. Kuiper	681	3.72	655	3.87
C.H.A. Collee	2,620	3.27	2,641	3.29

(1)	Variable rate.

       The decrease in outstandings between 31 December 2004 and 31 December 2005 is caused by repayments.

       The following table provides information on the remuneration of individual members of the Supervisory Board. The members of the Supervisory Board receive an equal remuneration of € 40,000 per annum. For the Vice Chairman this remuneration is € 45,000 and for the Chairman € 55,000 per annum. For the membership of the Audit Committee and the Nomination & Compensation Committee an additional allowance of € 7,500 per membership is applied on an annual basis. In addition to this remuneration every member also receives a general expenses allowance of € 1,500. This allowance is € 2,000 for the Vice Chairman and the Chairman. For members of the Committees mentioned above an additional expenses allowance of € 500 is applicable. Furthermore, for the Supervisory Board members who do not live in the Netherlands, there is a general allowance of € 5,000 per Supervisory Board meeting that such a member attends.

       All amounts are based on a full year, but the actual payment depends on the period of membership during the year. Members of the Supervisory Board are not entitled to emoluments in the form of ABN AMRO shares or options on ABN AMRO shares.

Remuneration of the Supervisory Board
	2005	2004

	(in thousands of euros)
A.A. Loudon	63	63
A.C. Martinez (1)	56	48
A. Burgmans	48	48
Mrs. L.S. Groenman	40	40
D.R.J. Baron de Rothschild (1)	40	40
Mrs. T.A. Maas-de-Brouwer	48	48
M.V. Pratini de Moraes (1)	45	40
P. Scaroni (1)	40	40
Lord Sharman of Redlynch (1)	48	48
A.A. Olijslager	45	27

	2005	2004

	(in thousands of euros)
R. van den Bergh (1)	27	–
A. Ruys	27	–
W. Dik (2)	16	48
M.C. van Veen (2)	20	60

(1)	Excluding an attendance fee.

(2)	Messrs Dik and van Veen resigned on 29 April 2005.

ABN AMRO ordinary shares held by Supervisory Board members (1)
	2005	2004

A.A. Loudon	5,421	5,147
A. Burgmans	9,654	9,165
A.C. Martinez (2)	3,000	3,000
M.V. Pratini de Moraes (2)	5,384	5,384
A.A. Olijslager	3,221	3,221
R.F van den Bergh	8,167	–
M. C. van Veen (3)	–	1,256

Total	34,847	27,173

(1)	No financing preference shares were held by any Supervisory Board member.

(2)	ADRs.

(3)	Mr. van Veen resigned on 29 April 2005.

  Loans from ABN AMRO to Supervisory Board members

       The outstanding loans at 31 December 2005 amounts to € 2.1 million with an interest rate of 3.00% (2004: € 2.1 million – 3.60%) and relates to Mr A. Burgmans.

  Senior Executive Vice Presidents (SEVPs) Compensation 2005

       The reward package for ABN AMRO’s SEVPs, the second level of Top Executives, was also introduced in 2001 and as with the Managing Board was primarily aimed at maximising total returns to our shareholders.

       The compensation for ABN AMRO SEVPs consists of the following core elements:

    Base salary. The base salaries are benchmarked against the relevant local markets. The current median base salary is € 396,000

    Performance bonus. The annual performance bonus is linked to the respective markets within the various countries where we operate. The median bonus amount paid with respect to the 2005 performance year was € 1 million. Bonuses for individual SEVPs vary widely, again reflecting market and location. No absolute maximum level of bonus has been defined for SEVPs

    Long-term incentives such as the Performance Share Plan and the Share Investment and Matching Plan. Long-term incentives are set at a lower level than the applicable yearly grants to Managing Board members. SEVPs received an award under the Top Executive Performance Share Plan and are eligible to participate on a voluntary basis in the Share Investment & Matching Plan. All SEVPs receive identical grants.

       In addition, a number of benefits apply in relation to the respective markets and countries of residence.

       The total compensation for SEVP’s in 2005 amounts to € 51 million (2004: € 42 million).

  43 Share-based payments plans

       ABN AMRO grants long-term share-based incentive awards to members of the Managing Board, other top executives and key staff under a number of plans.

       With effect from 2005 share options no longer form part of the reward package of the top executives.

       The current plans for the Managing Board (Performance Share Plan and Share Investment and Matching Plan) are described in note 42. At a lower level, the Performance Share Plan is also applicable to the second tier of top executives, the SEVPs. Both the SEVPs and the third level of top executives, the EVPs and MDs, may defer a part of their bonus to the Share Investment and Matching Plan. Furthermore, there is a Restricted Share Plan for the EVPs/MDs with performance conditions linked to the average return on equity in line with the Performance Share Plan of the Managing Board. All these plans are equity-settled.

       There is also a cash-settled Performance Share Plan for the EVPs/MDs for the performance cycle 2002-2005.

       Share-based compensation expense related to plans granted after 7 November 2002 totalled € 63 million in 2005 and € 58 million in 2004. Including the plans granted prior to 7 November 2002, for which the expense is calculated under our previous GAAP, total expense amounted to € 61 million (2004: € 4 million net of a release of € 58 million due to our final TRS-ranking in the performance cycle 2001-2004). The total carrying amount of liabilities arising from cash-settled share-based payments transactions amounted to € 22 million at 31 December 2005 (2004: € 18 million).

  Option plans

       Key staff are granted options conditionally on ABN AMRO shares with an exercise price equal to the average share price at the date of grant. Options generally vest three years after grant if both the service conditions and the performance conditions (a minimum ROE target) have been achieved.

       The fair value of options granted is determined using a Lattice option pricing model. The following table shows the assumptions on which the calculation of the fair value of these options was based. The expected volatility was based on historical volatility.

       For the calculation of the fair value of the options granted to the Top Executives in 2004, the same assumptions were used. The expense recorded in 2005 regarding all options plans amounted to € 43 million (2004: € 36 million).

	2005	2004

Grant date	16 February 2005	13 February 2004
Expiration date	16 February 2015	13 February 2014
Exercise price (in euros)	21.24	18.86
Share price on grant date (in euros)	21.24	18.86
Volatility	34%	35%
Expected dividend yield	5.2%	4.7%
Interest rate	3.7%	4.3%
Fair value at grant date (in euros)	4.24	3.98

       The following table shows an overview of options granted during the past two years:

	2005		2004

	Number of options (in thousands)	Average exercise price (in euros)	Number of options (in thousands)	Average exercise price (in euros)

Balance at 1 January	63,050	18.94	59,149	19.30
Movements:
Options granted to Managing Board members	–	–	576	18.86
Options granted to other Top Executives	–	–	6,175	18.86
Other options granted	7,939	21.24	8,254	18.76

	2005		2004

	Number of options (in thousands)	Average exercise price (in euros)	Number of options (in thousands)	Average exercise price (in euros)

Options forfeited	(2,780)	18.29	(760)	18.03
Options exercised	(1,868)	18.05	(3,160)	18.10
Options expired	(4,072)	22.43	(7,184)	22.04

Balance at 31 December	62,269	19.06	63,050	18.94

Of which exercisable	26,873	20.96	19,599	21.96
Of which exercisable and in the money	17,413	20.01	1,551	17.95
Of which hedged	26,968	18.14	28,837	18.06

       In 2005 and 2004, the price of options exercised ranged from € 17.46 to € 20.42, compared to an average share price of € 20.11 in 2005 and € 18.18 in 2004. If all exercisable rights were to be exercised, shareholders’ equity would increase by an amount of € 563 million (2004: € 430 million). Deliveries on options exercised in 2005 were made from share repurchases on the date of grant (1,868,242 shares; 2004: 497,512 shares) and from new shares issued on the exercise date (no shares; 2004: 2,662,183 shares).

       The following tables further detail the options outstanding at 31 December 2005:

	Outstanding (in thousands)	Average exercise price (in euros)	Low/high exercise price (in euros)

Year of expiration
2007	4,411	21.30	21.30
2008	9,459	22.72	22.34-23.14
2009	4,391	20.42	20.42
2010	898	15.06	15.06
2011	495	17.12	17.12
2012	8,612	19.14	17.46-19.53
2013	13,105	14.45	14.45-14.65
2014	13,265	18.86	18.86
2015	7,633	21.24	21.24

Total	62,269	19.06	14.45-23.14

	Options outstanding			Options exercisable

	Outstanding (in thousands)	Weighted- average exercise price (in euros)	Weighted- average remaining contractual life (in years)	Exercisable (in thousands)	Weighted- average exercise price (in euros)

Range of exercise price			(in euros)
14.45-17.50	16,139	14.87	6.9	1,641	17.46
17.51-20.00	20,236	19.09	7.4	6,971	19.53
20.01-22.50	21,369	21.34	4.8	13,736	21.39
>22.51	4,525	23.14	2.2	4,525	23.14

Total	62,269	19.06	6.0	26,873	20.96

Share plans

       For the calculation of the expense for the share plans, various models were used. The total expense in 2005 for plans granted after 7 November 2002 amounted to € 19 million (2004: € 22 million). The following table presents a summary of all shares conditionally granted to the Top Executives of ABN AMRO. For the number of shares granted on the TRS-ranking under the Performance Share Plan, a ranking of fifth in the peer group has been assumed.

	2005	2004

	(in thousands)
Balance at 1 January	3,688	4,741
Granted	2,892	1,797
Forfeited	(283)	(2,850)
Vested	(660)	–

Balance at 31 December	5,637	3,688

44 Acquisitions and disposals of subsidiaries

     Acquisitions in 2005 and 2004

       The following acquisitions were made in 2005 and 2004 and were accounted for using the purchase method:

	% acquired	Consideration	Total assets	Acquisition Date

Acquired companies
2005
Bank Corluy	100	50	121	27 April 2005
Private equity acquisitions	51-100	43	2,174	various
2004
Bethmann Maffei	100	110	812	30 January 2004
Private equity acquisitions	51-100	112	963	various

       The acquisitions in 2005 contributed a net loss of € 7 million to the consolidated net profit for the year.

     Disposal in 2005 and 2004

       During 2005 the Group disposed of the following activities:

    Real Seguros in Brazil which was transferred to a joint venture

    Nachenius, Tjeenk & Co.

       These operations contributed € 22 million to the consolidated net profit for the year ended 31 December 2004 and € 12 million in 2005.

       During 2004 the Group disposed of the following activities:

    LeasePlan Corporation

    Bank of Asia.

     Business combinations in 2006

       On 2 January 2006 the Group entered into the business combination with Banca Antoniana Popolare Veneta (Banca Antonveneta) to increase its mid-market footprint, and to continue and accelerate the successful partnership that gives access to the large and attractive Italian banking market and to the high-quality customer base of Banca Antonveneta.

       During 2005 the Group increased its interest in Banca Antonveneta from 12.7% to 29.9% . On 2 January 2006 the Group further increased its interest in Banca Antonveneta from 29.9% to 55.8% following the purchase of 79.9 million shares in Banca Antonveneta from Banca Popolare Italiana (BPI). This increase has effectively given the

  Group a controlling interest in Banca Antonveneta as from 2 January 2006, the acquisition date of the business combination. The acquisition of the shares was performed in accordance with the agreement with BPI announced on 26 September 2005. The Group paid € 26.50 per share, representing a cash consideration of € 2.1 billion.

       As a result of this increased interest in Banca Antonveneta, in accordance with the Italian law, the Group has launched a mandatory public offer for the remaining shares it does not already hold in Banca Antonveneta.

       On 26 February 2006 the Group published the offering document for the cash offer for all ordinary shares in Banca Antonveneta. The offering period started on 27 February 2006 and will end on 31 March 2006, as agreed with the Italian stock exchange Borsa Italiana. ABN AMRO will pay Banca Antonveneta shareholders a consideration of € 26.50 a share for each Banca Antonveneta ordinary share purchased through the offer, as already announced on 26 September 2005.

       Following further purchases of shares in the open market, as at 16 March 2006 ABN AMRO’s interest in Banca Antonveneta amounts to 76.0% of its outstanding share capital.

     Business combination achieved in stages

       The acquisition of Banca Antonveneta by the Group is being achieved in stages through successive share purchases. The Group has identified two stages in achieving this business combination.

       The first stage has ended with the announcement by the Group on 30 March 2005 of its intention to launch the cash offer for all ordinary shares of Banca Antonveneta. At that date the 12.7% holding of the Group in Banca Antonveneta was accounted for as an associate in accordance with the equity method. The adjustment to fair value of the 12.7% holding of the Group in Banca Antonveneta amounting to € 101 million following the fair valuation of assets and liabilities of Banca Antonveneta as per the acquisition date in accordance with the purchase method will be accounted for as a revaluation through shareholders’ equity.

       The second stage has started as of 1 April 2005 and will be completed by 31 March 2006, the end of the offering period. The Group has presumed that the fair values of assets and liabilities of Banca Antonveneta as at 2 January 2006 represent the fair values of assets and liabilities of Banca Antonveneta during the second stage of the acquisition between 1 April 2005 and 31 March 2006. The stable economic environment and specific business circumstances of Banca Antonveneta during the second stage of the acquisition have not had a material impact on the fair values of assets and liabilities of Banca Antonveneta during that period.

       The acquisition of Banca Antonveneta will be accounted for in accordance with the purchase method as described in IFRS 3 – Business Combinations. The total purchase price to acquire 100% of the outstanding shares of Banca Antonveneta amounts to € 7.5 billion, including costs directly attributable to the combination of € 32 million.

       The preliminary allocation of the purchase price to the assets acquired – including newly identifiable intangible assets resulting from the acquisition – and (contingent) liabilities assumed, using their fair values at the acquisition date and the resulting goodwill, is presented in the following table.

       This allocation is based on provisional fair values of assets acquired and liabilities assumed, and may be adjusted during the period up to 31 December 2006 as more information is obtained about these fair values.

       The fair values of the identifiable assets and liabilities of Banca Antonveneta as at 2 January 2006 are:

	Recognised on acquisition by the group	Carrying value Banca Antonveneta

Intangible assets	1,238	848
Property and equipment	772	751
Financial assets	43,112	41,936
Deferred tax assets	958	736
All other assets	3,359	3,461

Total identifiable assets	49,439	47,732

	Recognised on acquisition by the group	Carrying value Banca Antonveneta

Deferred tax liabilities	684	147
All other liabilities	45,463	44,487

Total identifiable liabilities	46,147	44,634

Total net assets	3,292	3,098

Purchase price (100%)	7,464
Net assets	(3,292)
Fair value adjustment of 12.7% investment included in shareholders’ equity	101

Goodwill arising on acquisition of 100% outstanding shares	4,273

     Newly identifiable intangible assets recognised upon acquisition

       As a result of the acquisition, the Group – on a pre-tax basis – will recognise newly identifiable intangible assets as follows:

Core deposit intangible assets	400
Core overdraft intangible assets	224
Other customer relationship intangible assets	325
Other intangible assets	245

Total	1,194

       The amortisation period for all newly identifiable intangible assets is on average approximately 8 years. The Group estimates that the total amortisation expense (pre-tax) related to the newly identifiable intangible assets will amount to € 174 million in each of the next three years up to and including 2008 and to € 142 million for each of the five years thereafter up to and including 2013.

     Goodwill

       Goodwill represents expected revenue and cost synergies from the business combination and the value of the workforce of Banca Antonveneta which cannot be recognised separately from goodwill.

  45 Discontinued Operations

       The Group had no discontinued operations in 2005. During 2004 the Group disposed of LeasePlan Corporation and the Bank of Asia. The aggregated operating performance and disposal gain for these discontinued operations was as follows.

2004

Total operating income	736
Total expenses	519

Operating profit before tax	217
Gain recognized on disposal	1,275

Profit before tax from discontinued operations	1,492
Tax on operating profit	51
Tax on disposal gain	(6)

Profit from discontinued operations of net tax	1,447

  46 Related parties

       The Group has a related party relationship with associates (see notes 19 and 40), joint ventures (see note 41), pension funds (see note 27) and key management (see note 42).

       The Group enters into a number of banking transactions with related parties in the normal course of business. These include loans, deposits and foreign currency transactions. These transactions were carried out on commercial terms and at market rates except for employees. No allowances for loan losses have been recognised in respect of loans to related parties in 2005 and 2004.

  47 First-time adoption of IFRS

       The impact of transition from Dutch GAAP to IFRS can be summarised as follows:

     Reconciliation of shareholders’ equity under Dutch GAAP to IFRS

	1 January 2004	31 December 2004

Shareholders’ equity under Dutch GAAP	13,047	14,972
Release of fund for general banking risks	1,143	1,149
Reclassification of preference shares to subordinated liabilities	(813)	(767)
Reversal of property revaluation	(130)	(87)
Reclassification regarding Banco Real to subordinated liabilities	(231)	(231)

Transition impacts
Release of interest equalisation reserve relating to the investment portfolio	1,563
Derivatives and hedging	(560)
Fair value adjustments	(160)
Private Equity (consolidation and fair valuation)	56
Loan impairment provisioning	(405)
Property development	(108)
Differences at LeasePlan Corporation	(148)
Equity accounted investments	(100)
Employee benefit obligations	(1,475)
Other	(355)

Total transition impact before taxation	(1,692)

Taxation impact	(577)

Total transition items (net of taxation)	(1,115)	(1,115)

Difference in 2004 profit	—	(244)

Impact of gains and losses not recognized in income statement
Available-for-sale reserve	489	818
Cash flow hedging reserve	(165)	(283)
Dutch GAAP pension booking to equity not applicable under IFRS	—	479
Difference in currency translation account movement	—	(40)

Other differences affecting IFRS and Dutch GAAP equity
Equity settled derivatives on own shares	(106)	16
Goodwill capitalisation under IFRS	—	46
Other	—	102

Total impact	(928)	(157)

Total shareholders’ equity under IFRS	12,119	14,815

Reconciliation of 2004 net profit under Dutch GAAP to IFRS
		2004

Net profit under Dutch GAAP		4,109
Dividends accrued on preference shares		(43)
Net profit available to shareholders under Dutch GAAP		4,066

2004

Reconciling items:
Interest equalisation reserve amortisation relating to investment portfolio	(454)
Available-for-sale realizations and other (including hedging)	(19)
Mortgage banking activities	(161)
Fair value adjustments	(230)
Derivatives	11
Private Equity	129
Employee benefit obligations	89
Employee stock options	(21)
Differences in gain on sale of LeasePlan Corporation and Bank of Asia	224
Redemption costs relating to preference shares classified as interest cost under IFRS	(42)
Loan impairment provisioning	29
Other	(39)

Total impact before taxation	(484)
Tax effect	283

Net profit impact	(201)

Profit attributable to equity holders of the parent company under IFRS	3,865

       Under Dutch GAAP, total assets and total liabilities at 31 December 2004 were € 608,623 million and € 589,372 million respectively, compared to € 727,454 million and € 710,902 million under IFRS. In addition to differences in valuation and income recognition (‘transition difference’) and equity / liability classification, the following changes impact the presentation of assets and liabilities:

    IFRS requires the consolidation of multi-seller conduits which impacted both total asset (loans and receivables customers) and total liabilities (due to customers) by € 23,700 million

    Under IFRS derivative netting can only be applied if, in addition to holding the right of set-off, we also have the intention to settle net. This ‘intention’ criteria is seldom met due to small differences in the timing of cash flows between derivatives with the same counterparty and the use of gross settlement accounts with derivative exchanges. This increased total assets (financial assets held for trading) and total liabilities (financial liabilities held for trading) by approximately € 97 billion

    Consolidating controlled private equity investments had the impact of increasing total assets and total liabilities by € 2,393 million

    Under IFRS funding instruments totalling € 3,714 million that previously qualified as equity, reported in minority interest and preference shares, are now presented as subordinated liabilities.

       Upon transition at 1 January 2004 the following assets and liabilities were designated to be held at fair value with changes through income:

    Non-controlling interests in private equity investments. These investments were previously valued at cost less any required provision for impairment and presented within shares with a book value of € 1,079 million at 1 January 2004. The adjustment required to bring these investments to fair value at 1 January 2004 was € 9 million. These interests are now reported within ‘financial investments’.

    Mortgages held-for-sale as part of our mortgage banking activities in North America. These mortgages were previously recorded at cost within ‘loans to customer’. Under IFRS these loans are now reported within ‘other assets’ and had a fair value of € 4,209 million. This exceeded the cost amount by € 27 million, a sum which was largely offset by the requirement to fair value related hedging derivatives.

  48 Subsequent events

       On 2 January 2006 the Group obtained a controlling stake in Banca Antonveneta.

       See note 44 for further details.

  49 Major subsidiaries and participating interests

       (Unless otherwise stated, the bank’s interest is 100% or almost 100%, on 15 March 2006. Those major subsidiaries and participating interests that are not 100% consolidated but are accounted for under the equity method (a) or proportionally consolidated (b) are indicated separately).

  ABN AMRO Bank N.V., Amsterdam

     Netherlands

     AAGUS Financial Services Group N.V., Amersfoort (67%)
     AA Interfinance B.V., Amsterdam
     ABN AMRO Arbo Services B.V., Amsterdam
     ABN AMRO Asset Management Holding N.V., Amsterdam
        ABN AMRO Asset Management (Netherlands) B.V., Amsterdam
     ABN AMRO Assurantie Holding B.V., Zwolle
     ABN AMRO Bouwfonds Nederlandse Gemeenten N.V., Hoevelaken
     ABN AMRO Effecten Compagnie B.V., Amsterdam
     ABN AMRO Mellon Global Securities B.V., Amsterdam (50%) (b)
     ABN AMRO Participaties B.V., Amsterdam
     ABN AMRO Projectontwikkeling B.V., Amersfoort
     ABN AMRO Ventures B.V., Amsterdam
     Amstel Lease Maatschappij N.V., Utrecht
     Delta Lloyd ABN AMRO Verzekeringen Holding B.V., Zwolle (49%) (a)
     Dishcovery Horeca Expl. Mij B.V., Amsterdam
     Hollandsche Bank-Unie N.V., Rotterdam
     IFN Group B.V., Rotterdam
     Solveon Incasso B.V., Utrecht
     Stater N.V., Hoevelaken

  Outside the Netherlands

     Europe

     ABN AMRO Asset Management Holdings Ltd., London
        ABN AMRO Asset Management Ltd., London
        Artemis Investment Management Ltd., Edinburgh (71%)
     ABN AMRO Asset Management (Deutschland) GmbH, Frankfurt am Main
     ABN AMRO Bank A.O., Moscow
     ABN AMRO Bank (Deutschland) AG, Frankfurt am Main
     ABN AMRO Bank (Luxembourg) S.A., Luxembourg
     ABN AMRO Bank (Polska) S.A., Warsaw
     ABN AMRO Bank (Romania) S.A., Bucharest
     ABN AMRO Bank (Schweiz) A.G., Zurich
     ABN AMRO Capital Ltd., London
     ABN AMRO Corporate Finance Ltd., London
     ABN AMRO France S.A., Paris
        Banque de Neuflize, Paris
        Banque Odier Bungener Courvoisier, Paris
     ABN AMRO Fund Managers (Ireland) Ltd., Dublin
     ABN AMRO Futures Ltd., London
     ABN AMRO Infrastructure Capital Management Limited, London
     ABN AMRO International Financial Services Company, Dublin
     ABN AMRO Investment Funds S.A., Luxembourg

     ABN AMRO Stockbrokers (Ireland) Ltd., Dublin
     Alfred Berg Holding A/B, Stockholm
     Alfred Berg Asset Management Sweden A/B, Stockholm
     Antonveneta ABN AMRO Societa di Gestione del Risparmio SpA, Milan
        (45% ABN AMRO Bank N.V.; 55% Banca Antonveneta Group) (a)
     Aspis International MFMC, Athens (45%) (a)
     Banca Antonveneta SpA, Padova (76%) (a), 16 March 2006
     Capitalia SpA, Roma (8%) (a)
     CM Capital Markets Holding S.A., Madrid (45%) (a)
     Delbrück Bethmann Maffei AG, Frankfurt am Main
     Hoare Govett Ltd., London
     Kereskedelmi és Hitelbank Rt., Budapest (40%) (a)

  North America

     ABN AMRO Asset Management Canada Ltd, Toronto
     ABN AMRO Capital Markets Canada Ltd., Toronto
     ABN AMRO Bank (Mexico) S.A., Mexico City
     ABN AMRO North America Holding Company, Chicago
        (holding company, voting right 100%, equity participation 92%)
        LaSalle Bank Corporation, Chicago
              LaSalle Bank N.A., Chicago
                    LaSalle Financial Services, Inc., Chicago
                    LaSalle National Leasing Corporation, Chicago
                          LaSalle Business Credit, LLC., Chicago
              LaSalle Bank Midwest N.A., Troy
                    ABN AMRO Mortgage Group, Inc., Chicago
              ABN AMRO Advisory, Inc., Chicago (81%)
              ABN AMRO Capital (USA) Inc., Chicago
              ABN AMRO Incorporated, Chicago
                    ABN AMRO Sage Corporation, Chicago
                    ABN AMRO Rothschild LLC, New York (50%) (b)
           ABN AMRO Asset Management Holdings, Inc., Chicago
              ABN AMRO Asset Management (USA) LLC., Chicago
              ABN AMRO Asset Management Inc., Chicago
              ABN AMRO Investment Fund Services, Inc, Chicago
              Montag & Caldwell, Inc., Atlanta

  Middle East

     Saudi Hollandi Bank, Riyadh (40%) (a)

  Rest of Asia

     ABN AMRO Asia Ltd., Hong Kong
     ABN AMRO Asia Corporate Finance Ltd., Hong Kong
     ABN AMRO Asia Futures Ltd., Hong Kong
     ABN AMRO Asset Management (Asia) Ltd., Hong Kong
     ABN AMRO Asset Management (Japan) Ltd., Tokyo
     ABN AMRO Asset Management (India) Ltd., Mumbai (75%)
     ABN AMRO Bank Berhad, Kuala Lumpur
     ABN AMRO Bank (Kazakhstan) Ltd., Almaty (80%)
     ABN AMRO Bank N.B., Uzbekistan A.O., Tashkent (58%)
     ABN AMRO Bank (Philippines) Inc., Manila
     ABN AMRO Central Enterprise Services Private Ltd., Mumbai
     ABN AMRO Securities (India) Private Ltd., Mumbai (75%)

     ABN AMRO Securities (Japan) Ltd., Tokyo
     PT ABN AMRO Finance Indonesia, Jakarta (70%)
     PT ABN AMRO Manajemen Investasi Indonesia, Jakarta (96%)

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
           ABN AMRO Corporate Finance Australia Ltd., Sydney
           ABN AMRO Equities Australia Ltd., Sydney
                 ABN AMRO Securities Australia Ltd., Sydney
     ABN AMRO Equities Capital Markets Australia Ltd., Sydney
     ABN AMRO Capital Management (Australia) Pty Limited, Sydney

  New Zealand

     ABN AMRO New Zealand Ltd., Auckland
     ABN AMRO Equity Derivatives New Zealand Limited, Auckland

  Latin America and the Caribbean

     ABN AMRO Asset Management Argentina Sociedad Gerente de FCI S.A., Buenos Aires
     ABN AMRO Bank (Chile) S.A., Santiago de Chile
     ABN AMRO Bank (Colombia) S.A., Bogotá
     ABN AMRO (Chile) Seguros Generales S.A., Santiago de Chile
     ABN AMRO (Chile) Seguros de Vida S.A., Santiago de Chile
     ABN AMRO Brasil Participaçôes Financeiras S.A., São Paulo
     ABN AMRO Brasil Dois Participaçôes S.A., São Paulo
           Banco ABN AMRO Real S.A., São Paulo (89%)
           Banco de Pernambuco S.A., Recife
     Banco Sudameris Brasil S.A., São Paulo (85%)
           Sudameris Vida e Previdência S.A., São Paulo
     ABN AMRO Asset Management DVTM S.A., São Paulo
     ABN AMRO Asset Management S.A., São Paulo
     Real Paraguaya de Seguros S.A., Asunción
     Real Uruguaya de Seguros S.A., Montevideo

       For information on the investments of ABN AMRO Bouwfonds Nederlandse Gemeenten N.V., the reader is referred to the separate annual report published by this company.

       The list of participating interests under which statements of liability have been issued has been filed at the Amsterdam Chamber of Commerce.

  50 Shareholders’ Equity and Net Profit under US GAAP

       The consolidated financial statements of ABN AMRO are prepared in accordance with International Financial Reporting Standards (IFRS) which vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). The Group has applied IFRS from January 1, 2004 as adopted by the European Union and complies fully with IFRS. Prior to January 1, 2004, Dutch GAAP was applied by the Group.

       The significant difference between IFRS and US GAAP that are applicable to ABN AMRO are as follows:

IFRS	US GAAP

Goodwill and business combinations
Goodwill represents the excess of the purchase price of	The requirements for the recognition and subsequent
investments in subsidiaries over the fair value of net	accounting for goodwill and related intangible assets
assets acquired at the acquisition date.	under US GAAP are consistent with the requirements
under IFRS.
Prior to the transition to IFRS on January 1, 2004,	However, the US GAAP balance sheet includes
goodwill was written off to shareholders’ equity. On	goodwill generated prior to 1 January 2004.
transition to IFRS the Group elected not to reinstate
previously written off goodwill as a balance sheet asset.

Gains and losses on the disposal of foreign operations	Gains and losses on the disposal of foreign operations
exclude the effect of cumulative currency translation	includes cumulative currency translation differences
differences arising prior to 1 January 2004 as they were	prior to 1 January 2004 in the gain or loss recognition as
set to zero on the transition to IFRS.	these balances were not set to zero under US GAAP.

Allowances for loan losses
Specific loan provisions under IFRS should be	US GAAP is consistent with IFRS on specific loan loss
determined by reference to expected recoveries on a	provisioning requirements. With regard to non-specific
discounted basis. IFRS also requires a loan loss	allowances see “Notes to the Adjustments to
allowance for incurred but not identified loan	Consolidated Net Profit and Shareholders’ Equity,”
impairments, calculated on a portfolio basis.	section (b), “Allowance for loan loss”.

IFRS	US GAAP

Financial investments
Debt securities included in the Group’s investment	Investments designated as HTM under IFRS were
portfolio that are traded on an active market are typically	transferred for US GAAP purposes from the AFS
classified as Available-for-Sale assets (“AFS”).	portfolio at fair value to the HTM portfolio on January 1,
2005, as the conditions for HTM are consistent with
On the transition to IFRS, certain debt securities were	those under IFRS. The unrealised gains and losses
designated at cost as Held-to-Maturity assets (“HTM”)	recorded in equity as of January 1, 2005 will be
where the conditions for HTM designation were met in	amortised to income over the remaining contractual life
accordance with the transition provisions of IFRS	of the securities using the effective yield method.

Non-marketable investments classified as AFS and
carried at fair value under IFRS are carried at cost under
US GAAP.

Under US GAAP an impairment loss may be recognized
earlier than under IFRS and impairments cannot subsequently be reversed through income.

Changes in the fair value of AFS debt securities arising	Under US GAAP changes in the fair value of available-
from changes in foreign exchange rates are recorded in	for-sale debt securities arising from changes in foreign
income as exchange differences.	exchange rates are recorded in shareholders’ equity and
transferred to income on disposal of the security.
Private equity investments
Under IFRS all investments where the Group has a	Under US GAAP the Group accounts for its private
controlling financial interest are required to be	equity investments in accordance with the AICPA
consolidated in the Group’s financial statements.	Auditing and Accounting Guide, “Audits of Investment
Companies”. Consequently, such investments are
For all investments where the Group has a financial	recorded at their fair value with changes in fair value
interest that is not controlling, the Group has elected to	from period to period being recorded in income.
designate these investments as fair value through income
with changes in fair value from period to period being
recorded in income.

Pensions and other post-retirement benefits
Defined benefit pension schemes and other post-	US GAAP applies the same actuarial approach as IFRS.
retirement benefits are actuarially assessed each year	Differences arise in certain circumstances and from the
with the difference between the fair value of the plan	different dates of adoption used for calculations.
assets and the present value of the obligation at the
balance sheet date, adjusted for any for unrecognised	Under US GAAP an additional minimum liability is
actuarial gains and losses and past service costs	required when the accumulated benefit obligation
recognised on balance sheet as an asset or liability.	exceeds the fair value of the plan assets.

On transition to IFRS the Group recognised all
cumulative actuarial losses in shareholders’ equity in
accordance with the transitional provisions of IFRS.
Pension and other post-retirement benefit assets and
liabilities were recognised in full on transition.

Under IFRS, a provision for minimum pension liabilities
is not required.

IFRS	US GAAP

Share based payment plans
Under IFRS share based options and other share based	Under US GAAP share options granted are recorded
schemes are recognised over the vesting period at initial	based on intrinsic values.
fair value, calculated at grant date, in income and equity.

Restructuring provisions
Under IFRS, costs associated with onerous operating	Under US GAAP, costs associated with onerous
lease payments are recognized once the decision to	operating lease contracts are recognised once there are
terminate the lease is made.	no economic benefits received by the lessee, which is
typically the date on which the leased property is
Under IFRS provisions are made for any direct	vacated.
restructuring costs that management is committed to, has
a detailed formal plan, and has raised a valid expectation	Under US GAAP certain restructuring costs are recognized
of carrying out that plan.	rateably over any required employee service period.

Derivative used for hedging
Under IFRS all derivative instruments are recognised on	Under US GAAP, all derivative instruments are
balance sheet at fair value. Other than derivative	recognised on balance sheet at fair value. In certain
instruments entered into for trading purposes, all	circumstances, positions which qualify for hedge
derivative instruments are entered into for the purposes	accounting under IFRS do not meet hedges accounting
of hedging the Group’s exposure to risk.	conditions under US GAAP, and vice versa.

Where derivative instruments have been entered into and	Prior to 1 January 2005, hedges designated for hedge
designated in hedging relationships in accordance with	accounting under US GAAP were limited to those
the provisions of IFRS, hedge accounting has been	undertaken by our business in North America and those
applied from the date of designation.	used by the Group to hedge net investments in non-Euro
operations. Since 1 January 2005, the designation of
The Group applied the IFRS 1 hedge accounting	hedges for US GAAP reporting has been extended to
transition provisions at January 1, 2004.	include those hedges that under both IFRS and US
GAAP qualify (and can be accounted for the same) to
reduce ongoing IFRS to US GAAP reporting
differences.
Mortgage servicing rights
Mortgage servicing rights hedged under a fair value	Under US GAAP hedge accounting was applied from
hedging relationship are adjusted for changes in fair	January 1, 2001 whereas from January 1, 2004 under
value, with changes in fair value from period to period	IFRS. This difference effects the reporting of our
recognized directly in income.	mortgage banking business.

Fair value differences
Under IFRS, the Group has elected to apply the fair	US GAAP does not permit the fair value through
value through income option to certain non-controlling	income designation. Consequently, those assets and
investments of a private equity nature, mortgages	liabilities designated at fair value through income under
originated and held for sale, unit-linked investments held	IFRS are accounted for under the appropriate US
for the account of insurance policy holders and certain	GAAP guidance applicable to each individual asset or
structured liabilities.	liability.

Preference shares
Under IFRS, preference shares issued by ABN AMRO	Under US GAAP preference shares are classified as
Holding NV are classified as debt due to the non	equity as they are legally equity instruments and are not
discretionary nature of the preference dividend payment.	mandatorily redeemable by either the issuer or the
Preference dividends are recorded as interest payments	holder.
in the consolidated financial statements.

IFRS	US GAAP

Other differences
Under IFRS, investment property is carried at fair value	Under US GAAP, investment property is held at cost
based on current market prices for similar properties in	and depreciated over the assets estimated useful life.
the same location and condition with movements in fair
value from period to period recognised in income.

Under IFRS, gains arising from a sale and operating	Under US GAAP, gains arising from a sale and
leaseback transaction are recognised immediately in	operating leaseback transaction are generally deferred
income when the transaction has been entered into at fair	and amortised over the future period of the operating
value.	lease.

Under IFRS certain internal origination costs are not	US GAAP requires that loan origination fees and direct
considered to be directly incremental to the origination	internal costs are amortised to income over the life of the
of a financial instrument and are excluded from the	loan as an adjustment to interest income as part of the
Group’s calculation of the effective yield and instead	effective yield on the loan.
recognised directly in income.

Consolidation of SPEs
Under SIC 12 an SPE is consolidated by the entity that is	In accordance with FIN 46 variable interest entities
deemed to control it. Indicators of control include the	(VIEs) are consolidated by the interest holder that
SPE conducting activities on behalf of the Group or the	remains exposed to the majority of the entity’s expected
Group holding the majority of the risks and rewards of	losses or residual returns. Due to differences in the
the SPE	definition of SPEs and VIEs and the detailed rules to be
applied, different consolidation outcomes can occur
when assessing certain entities.
Jointly controlled entities
Under IFRS, the consolidated financial statements	Under US GAAP, jointly controlled entities are recorded
include the Group’s proportionate share of jointly	in the financial statements using the equity method of
controlled entities assets, liabilities, income and expense	accounting.
on a line-by-line basis, from the date on which joint
control commences until the date on which joint control
ceases.

  Applicable recent developments in US GAAP

    In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (Statement 123(R)), which is a revision of Statement 123. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Statement 123(R) is effective for all equity awards granted, modified, repurchased, or cancelled after fiscal years beginning after June 15, 2005. The Group will adopt the Statement from January 1, 2006. The adoption of this standard will help to further align our US GAAP reporting with IFRS.

    Accounting for exchanges of non-monetary assets: In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 153, Exchanges of Non-monetary Assets. This Statement amends APB Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The provisions of this Statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Group will adopt the Statement from January 1, 2006. The adoption is not expected to have a material impact on the Group’s financial position or results of operations.

    In May 2005 the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections”. In many, but not all aspects, SFAS 154 converges with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” in the accounting and reporting of accounting changes and corrections of errors. SFAS 154 is effective for fiscal years beginning after December 15, 2005. The Group will adopt the statement from January 1, 2006. The adoption of this standard will help to further align our US GAAP reporting with IFRS.

    In June 2005, the FASB Emerging Issues Task Force (“EITF”) issued EITF 04-5 “Determining whether a General Partner, or General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights”. EITF 04-5 has a presumption that the general partner in a limited partnership or similar entity, such as a limited liability company, has control unless the limited partners have substantive kick-out rights or participating rights. The guidance contained in the EITF is effective after June 29, 2005 for all new partnerships formed and for existing partnerships that are modified after that date, and for all other existing partnerships it is effective no later than the beginning of the first reporting period beginning after December 15, 2005. The adoption of EITF 04-5 did not have a material impact on the Group’s financial position or results of operations.
    In February 2006, the FASB issued SFAS 155 “Accounting for Certain Hybrid Financial Instruments, an Amendment of SFAS 133 and SFAS 140.” SFAS 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 will be effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the Group has not yet issued financial statements, including financial statements for any interim period for that fiscal year. Provisions of SFAS 155 may be applied to instruments that the Group holds at the date of adoption on an instrument-by-instrument basis. The Group is evaluating the impact this standard will have on the consolidated financial position and results of operations.

    In March 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 156 “Accounting for Servicing of Financial Assets”. SFAS 156 amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. The statement requires entities to initially recognise servicing rights at fair value and subsequently measure them either at fair value or amortised cost. Subsequently, entities may elect to measure separately recognized servicing assets and liabilities using the current amortization method or at fair value, with changes in value recognized in current period earnings. The fair value election is irrevocable and must be applied on a class-by-class basis. The Group is evaluating the potential impact of the fair value election, but otherwise plans to adopt the initial recognition provisions and the statement’s other requirements as of January 1, 2006.

  Reconciliation of US GAAP

       The following table summarizes the significant adjustments to ABN AMRO’s equity and net profit attributable to shareholders under IFRS that would result from the application of US GAAP.

Reconciliation from IFRS to US GAAP	Shareholders’ Equity as at		Net Profit twelve months ended

	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004

	(in millions of €, except per share data)
Equity and net profit attributable to shareholders
under IFRS	22,221	14,815	4,382	3,865
US GAAP Adjustments:
Goodwill and business combinations (a)	5,803	5,154	(173)	(932)
Allowance for loan loss (b)	(538)	(585)	99	798
Financial investment (c)	(92)	226	(662)	(500)

Reconciliations from IFRS to US GAAP	Shareholders’ Equity as at		Net Profit twelve months ended

	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004

	(in millions of €, except per share data)

Private equity investments	63	(6)	69	133
Pensions (d)	77	649	(339)	(89)
Share based payments (e)	—	29	(73)	29
Restructuring provisions (f)	223	469	(219)	307
Derivative used for hedging (g)	362	758	(930)	(559)
Mortgage banking activities (h)	232	209	1	(139)
Other fair value difference	155	(30)	96	(252)
Preference shares (i)	768	768	36	87
Other equity and income differences (j)	33	156	(34)	(161)
Taxes	(813)	(1,075)	617	237

Shareholders’ equity and net profit under US GAAP	28,494	21,537	2,870	2,824

Shareholders’ equity per ordinary share under US GAAP	14.76	12.44
Basic earnings per share under US GAAP			1.57	1.68
Diluted earnings per share under US GAAP			1.56	1.67

  Notes to the Adjustments to Consolidated Net Profit and Shareholders’ Equity

       (a) Goodwill and business combinations

       In accordance with the provisions of SFAS 141, “Business Combinations” and SFAS 142, ‘‘Goodwill and Intangible Assets’’, goodwill is capitalised and tested for impairment at least annually. Finite lived intangible assets are amortized over their useful lives.

       The carrying value of goodwill (and purchased intangibles) for US GAAP purposes has been allocated to the Group’s business segments as follows:

	At December				Foreign	At December
	31, 2004	Additions	Disposals	Amortization	exchange	31, 2005

Consumer and commercial clients	4,155	18	(42)		648	4,779
Wholesale clients	118				10	128
Private clients	171	30	(5)		5	201
Asset management	425	101		(2)	32	556
Private equity(1)
Group functions/ Group services	331			(42)	48	337

Total	5,200	149	(47)	(44)	743	6,001

(1)	The Private Equity segment was established to enter into investments of a private equity nature, which under US GAAP are accounted for in accordance with the provisions of the AICPA Auditing and Accounting Guide, “Audits of Investment Companies”. Accordingly, the Group does not recognize goodwill in respect of these investments.

       (b) Allowance for loan loss

       From January 1, 2004 as a consequence of the transition to IFRS we have established a Group methodology for the estimation of incurred but not identified loan losses under IFRS. This methodology is based on systems and processes used for determining capital adequacy requirements under Basel II. The same methodology has been applied in calculating a general loan loss reserve under US GAAP on a Group-wide basis. However, notwithstanding the comparability of the underlying concepts of both IFRS and US GAAP, their application requires considerable judgement and is significantly influenced by the prevailing practices in different countries resulting from regulatory influences amongst others. We have observed that the most pronounced difference in the application of this methodology occurs between the operations of our US subsidiaries and our operations in other countries. Because the application of this methodology in our US operations is in conformity with US GAAP we have included in our general loan loss allowance under US GAAP on a Group-wide basis, the locally reported general allowance for loan losses under US GAAP of our US subsidiaries and not the IFRS-based incurred but not identified component of the loan loss allowance that we have included for other countries.

       As a result of the above described differences in application and estimation the allowance for loan losses under US GAAP at 31 December 2005 is € 538 million higher than the allowance for loan losses under IFRS (2004: € 585 million). Provisioning expense for loan losses in 2005 was € 99 million lower (2004: € 798 million lower) under US GAAP. The lower provisioning expense under US GAAP in 2004 includes the consequence of the first time application of the more refined estimation methodology under IFRS and US GAAP.

       Impaired loans are those on which the Group believes it is probable that it will not collect all amounts due according to the contractual terms of the loan and that are within the scope of SFAS 114 “Accounting by creditors for impairment of a loan.” This excludes smaller-balance homogenous loans that are evaluated collectively for impairment – typically of a consumer nature. Valuation allowances for these loans are estimated considering all available evidence including, as appropriate, the present value of the expected future cash flows discounted at the loan’s original effective interest rate, the secondary market value of the loan and the fair value of collateral less disposal costs. Total impaired loans of ABN AMRO are those commercial loans reported as non-performing.

       The following table presents information about these impaired loans:

	2005	2004

Impaired loans	2,797	3,794
Specific valuation allowances thereon	2,146	2,598
Average balance of impaired loans	3,296	3,925

       (c) Financial investments

        The Group’s available-for-sale and held-to-maturity debt securities, on an IFRS basis, were as follows:

	2005

	Amortized cost	Unrealized losses	Unrealized gains	Fair Value

Debt securities held-to-maturity	6,572	—	145	6,717
Debt securities available-for-sale:
Dutch government	2,723	(7)	65	2,781
US treasury and US government	6,642	(61)	38	6,619
Other OECD government	51,101	(4)	664	51,761
Mortgage-backed securities	12,198	(130)	32	12,100
Other interest-earning securities	39,442	(36)	512	39,918
Total debt securities available-for-sale	112,106	(238)	1,311	113,179

Total	118,678	(238)	1,456	120,896

       The Group performs a review of each individual available-for-sale and held-to-maturity security on a regular basis to determine whether any evidence of impairment exists. This review considers factors such as the duration and amount at which fair value is below cost, the credit standing and prospects of the issuer, and the intent and ability of the Group to hold the available-for-sale or held-to-maturity security for such sufficient time to allow for any anticipated recovery in fair value. The unrealized loss position at December 31, 2005, relates to securities with a nominal value of € 28.0 billion. Of this amount € 14.8 billion of securities have had a negative value for more than 12 months, relating to € 141 million of the € 238 million stated in the table above. Based on a review performed at December 31, 2005, management believes that the unrealized losses are temporary in nature. The credit quality of the bond issuers remains strong and the Group has the ability to hold these positions until recovery. Further, an impairment of € 30 million was recognized under US GAAP relating to available-for-sale debt securities with unrealized losses for which the Group as at December 31, 2005 did not have the intent to hold until anticipated full recovery.

       The Group has a high concentration of investments in fixed income securities, which, as interest rates change, exposes it to the risk of significant changes in the fair value of its investments. This risk exposure is identified as the potential for changes in fair value of securities within the available-for-sale securities portfolio caused by changes in the respective benchmark interest rate. The Group utilizes derivatives to protect against changes in the fair value of specified AFS securities and to shorten the duration of longer-term fixed-rate assets. Realized gains and losses from sales of securities are computed using the specific identification method. Net realized gains on sales of interest earning securities in 2005 were € 431m (2004: € 179 million).

       US GAAP income is negatively impacted by € 632 million (2004: € 500 million), net of tax € 466 million (2004: € 327 million), due to the requirement to include the change in the fair value of AFS debt securities relating to foreign exchange rate differences in the Available-for-Sale reserve in equity.

       (d) Pensions and post retirement benefits

       The expenses for pensions and post-retirement benefits under US GAAP are based on the same method of valuation of the obligations and the plan assets as under IFRS. The reconciling item arises from the fact that we elected the optional exemption under IFRS 1 and accordingly recognized all cumulative actuarial gains and losses and unrecognized prior service charges in relation to employee benefit schemes in retained earnings at the date of transition.

       The cumulative unrecognized actuarial losses and prior service costs under US GAAP were € 2,914 million at December 31, 2005 (IFRS € 1,385 million) and € 2,919 million at December 31, 2004 (IFRS 1,051 million). As a consequence of the higher amortisation of these unrecognized actuarial losses and prior service costs the expenses under US GAAP were € 192 million higher (2004: € 89 million) than under IFRS.

       In addition under US GAAP the employer should recognize an additional minimum pension liability charged to shareholders’ equity (Other comprehensive income) when the accumulated benefit obligation (the defined benefit obligation without considering future salary increases or ABO) exceeds the fair value of the plan assets and this amount is not covered by the liability recognized in the balance sheet.

       For the pension plans in the Netherlands and the United Kingdom, the ABO exceeded the value of the pension plan assets at 31 December 2005 by € 1,103 million (2004: € 1,050 million). Taking into the net claim on these pension plans of € 649 million (2004: € 500 million), an additional obligation of € 1,752 million (2004:€ 1,550 million) has been provided for, of which € 1,497 million (2004: € 1,234 million) has been charged to shareholders’ equity and € 255 million (2004: € 316 million) is recognized as an intangible asset.

       At the end of 2005, we made a curtailment to our healthcare plan in the Netherlands. Per December 31, 2005, the related provision was reversed under both IFRS and US GAAP. As a result of the IFRS 1 exemption, the provision for the healthcare plan is higher under IFRS compared to US GAAP, which resulted in a € 147 million lower curtailment gain under US GAAP. Together with a € 192 million higher amortisation cost, total cost for pensions and post-retirement benefits under US GAAP were € 339 million above those under IFRS.

       (e) Accounting for Share Based Compensation

       At December 31, 2005, ABN AMRO has a number of stock based employee compensation plans, which are described more fully in Note 16. As of January 1, 2004 the Group adopted IFRS 2. Prior to the adoption of IFRS 2, the Group did not recognize the financial effect of share-based payments until such payments were settled. In accordance with the transitional provisions of IFRS 2, the Standard has been applied retrospectively to all grants of shares, share options or other equity instruments that were granted after November 7, 2002 and that were not yet vested at the effective date of the standard. Through December 31, 2005, the Group accounted for its employee share-based compensation programs under US GAAP using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations to measure employee stock compensation.

       The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB 123, “Accounting for Stock Based Compensation,” to stock-based employee compensation as required by SFAS 148.

Stock-based employee compensation	2005	2004

	(in millions of €, except Per Share Data)
Net profit under US GAAP	2,870	2,824
Preferred dividend	36	43

Profit attributable to ordinary shares	2,834	2,781
Stock-based employee compensation	(45)	55

Pro forma net profit	2,879	2,726

Earnings per share:
Basic – as reported	1.57	1.68
Basic – pro forma	1.60	1.64
Diluted – as reported	1.56	1.67
Diluted – pro forma	1.59	1.64

       (f) Restructuring provisions

       Due to the rules under US GAAP regarding the timing of the recognition of costs arising from restructuring activities, as set out in the policy difference summary, part of the costs associated with the Group wide restructuring initiatives announced in December 2004 were charged partly to US GAAP income in 2005 with the remaining to be charged during 2006. In addition the provision made in 2004 under IFRS for costs associated with the new Collective Labour Agreement have been partly recognized in 2005 with a portion to be recognized in the first half of 2006.

       (g) Derivatives used for hedging

       ABN AMRO has entered into certain non trading derivatives for which hedge accounting under SFAS 133 is not applied, due to the differences in the hedging models available and differences in the transition requirements of US GAAP and IFRS. Under IAS 39, the Group hedges interest rate risk bases on forecasted cash inflows and outflows on a Group basis. For this purpose information is accumulated about financial assts and liabilities, which is then used to estimate and aggregate cash flows and to schedule the future periods in which these cash flows are expected to occur. Appropriate derivative instruments are then used to hedge the estimated future cash flows against repricing risk. SFAS 133 does not permit hedge accounting for hedges of future cash flows determined by this method. The impact of this and other cash flows hedging differences on income in 2005 was € (351) million. The impact on the cash flow hedging reserve in equity, as reported under IFRS, at December 31, 2005 is a reduction of € 731 million (net of tax € 497 million).

       Unwinding the IFRS hedging impact of fair value hedges of the Group’s financial investments designated as Available-for-Sale impacted 2005 income by € 203 million before tax and the available-for-sale reserve in equity at December 31, 2005 by € 868 (net of tax € 611 million). The impact of other fair value hedges not designated for hedge accounting under US GAAP was € 376 million (before tax) on income in 2005 and € 362 million on shareholders’ equity (net of tax € 255 million).

       (h) Mortgage Banking Activities

       In the United States, ABN AMRO is an active participant in the mortgage business, including both the mortgage loan origination business and subsequent sale to investors, and the business of servicing of mortgage loans.

       In the table below we present revenue from mortgage banking activities under US GAAP.

Mortgage banking activities	Year ended December 31,

	2005	2004

Net Origination and Sales Revenue	37	90
Servicing income:
Loan Servicing Income and Related Fees	485	484
Amortization of MSR (Net of Derivative Income)	(342)	(368)
Valuation Provision	120	(52)
Net Servicing Hedge Gain	(92)	(40)

Sub-total Servicing Activities	171	24

Income from Mortgage Banking Activities	207	114

       A breakdown of revenues from mortgage banking activities under IFRS can be found in Note 6.

  Mortgage Loan Origination and Sale

       The following discussions are on a US GAAP basis.

       The predominant business practice of ABN AMRO’s mortgage banking origination business is the origination and subsequent sale of mortgage loans to government-sponsored entities (GSEs) and other investors. Commitments that have been extended to the borrower but not funded are classified as interest rate lock commitments (IRLCs.) IRLCs related to loans that will be sold are considered to be derivative instruments. The interest rate risk associated with IRLCs is hedged primarily through the use of forward sale contracts creating an economic, but not an accounting hedge. Both the IRLCs and associated derivative contracts are carried at fair value on the balance sheet and the net change in value is recognized in earnings. Expected future cash flows related to the associated servicing of the loan are not included in the measurement of the fair value of the IRLCs.

       Loans that have been funded but not yet sold to a third party investor (mortgage loans held for sale) are carried at the lower of aggregate cost or fair market value. These loans are subject to interest rate risk and this risk is hedged. The primary hedge strategy entails selling forward the mortgage loans held for sale.

  Mortgage Servicing

       ABN AMRO also is involved in the business of servicing mortgage loans. Mortgage loans that are serviced by ABN AMRO aggregate to € 160.5 billion and € 138.7 billion at December 31, 2005 and 2004, respectively. Mortgage loans that ABN AMRO services are not included in the consolidated financial statements. The weighted average note rate on the servicing portfolio was 5.65% at December 31, 2005 and 5.66% at December 31, 2004.

       Mortgage servicing rights (MSRs) are hedged under a fair value hedge program. The carrying value of MSRs includes hedge accounting adjustments and valuation reserves. Changes in the balance of MSRs, net of valuation allowance, were as follows:

Developments in MSRs	Year ended December 31,

	2005	2004

Balance, Beginning of Period	1,758	1,786
Additions	490	558
Purchases	121	0
Amortization	(419)	(539)
Statement 133 Hedge Basis Adjustments	(88)	101
Net Change in Valuation Allowance	120	(2)
Currency translation adjustment	278	(146)

Balance, End of Period(1)	2,260	1,758

(1)	At December 31, 2005 and 2004, aggregate MSR fair value was € 2.3 billion and € 1.8 billion, respectively.

       As required under SFAS 140, MSRs are periodically evaluated for temporary impairment. MSRs are stratified based upon certain risk characteristics (loan type and mortgage note rate). For each stratum, the carrying amount is then compared to the fair value of the strata. Any indicated impairment is recognized as a reduction in revenue through a valuation provision to the extent that the carrying value of an individual stratum exceeds its estimated fair value.

       MSRs also are reviewed for other-than-temporary impairment which exists when the recoverability of the valuation allowance is determined to be remote taking into consideration historical and projected interest rates and loan pay-off activity. When this situation occurs, the unrecoverable portion of the valuation allowance is applied as a direct write-down to the carrying value of the MSRs. Unlike a valuation allowance, a direct write-down permanently reduces the carrying value of the MSR and the valuation allowance, precluding subsequent recoveries. The following table reflects the activity in the valuation allowance:

Developments in valuation allowance	Year ended December 31,

	2005	2004

Balance, Beginning of Period	164	175
Provisions	25	47
Recoveries	(145)	(45)
Currency translation adjustment	19	(13)

Balance, End of Period	63	164

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

       Key economic assumptions and the reduction in the amount of MSRs caused by immediate adverse changes in those assumptions on fair values are as follows:

At December 31, 2005

Fair Value of MSRs	2,259
Weighted Average Life	4.78
Prepayment Speed (Annual Rate)	16.5%
Decrease in fair value from 10% adverse change	115
Decrease in fair value from 25% adverse change	267
Option Adjusted Spread (Price Weighted for Total Portfolio)	237
Decrease in fair value from 10% adverse change	22
Decrease in fair value from 25% adverse change	53

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

       (i) Preference Shares

       In 2004, as part of our revised corporate governance processes, the registered preference shares outstanding at the end of 2003 with a defence function were cancelled and new registered convertible financing preference shares were issued that perform no defence function. During 2005 the number of outstanding convertible financing preference shares (face value € 0.56) remained unchanged at 1,369,815,864. Also remained unchanged were the number of outstanding (formerly convertible) preference shares (face value EUR 2.24) at 44,988. The dividend on the financing preference shares has been fixed with effect from 1 October 2004 at 4.65% of the face value. This percentage will be adjusted on 1 January 2011 in the manner stipulated in the articles of association.

       Dividends on the financing (formerly convertible) preference shares rank above ordinary dividends for distribution and in the event of liquidation. The dividend on these preference shares, which were convertible until 31 October 2003, has been fixed at 1 January 2004 at € 0.95 per share per annum until the end of 2013.

       (j) Other equity and income differences

       Other includes the effect of other differences between IFRS and US GAAP, which both individually and in aggregate do not have a significant effect on equity or profit for the period attributable to shareholders.

       (k) Deferred Tax

       Deferred tax assets and liabilities, presented on a US GAAP basis, are as follows:

	2005	2004

	(in million of €)
Deferred tax liabilities:
Deferred tax liabilities under IFRS	2,471	2,457
In respect of IFRS/US GAAP reconciling items	302	282

Total deferred tax liabilities	2,773	2,739

Deferred tax assets:
Deferred tax assets under IFRS	2,828	3,157
In respect of IFRS/US GAAP reconciling items	(300)	(198)

Total deferred tax assets before valuation allowance	2,528	2,959

Less: valuation allowance	(146)	(201)

Deferred tax assets less valuation allowance	2,383	2,758

       Tax balances include provisions for domestic and international income taxes and cover the current year as well as possible provisions for prior years which are currently known to the Group. Liabilities for taxes are calculated in accordance with the relevant tax laws in the respective jurisdictions in which the Group operates and includes consideration for probable tax adjustments that the Group may ultimately be required to pay.

       (l) Variable Interest Entities

       FASB Interpretation No. 46 Consolidation of Variable Interest Entities (“FIN 46-R”) addresses how a business enterprise should evaluate whether it has a controlling financial interest in another entity. This is determined by initially evaluating whether the entity is a voting interest entity or a variable interest entity (VIE).

  Voting interest entities

       Voting interest entities are entities in which the total equity investment at risk is sufficient to enable each entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the rights to receive residual returns and the right to make decisions about the entity’s activities. Voting interest entities are consolidated in accordance with ARB 51 which states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest.

  Variable interest entities

       As defined in FIN 46-R, an entity is considered a VIE subject to consolidation if the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or if the equity investors lack one of the following three characteristics of a controlling financial interest:

    the ability to make decisions about the entity’s activities through voting rights or similar rights to make decisions about the entities activities that have a significant effect on the success of the entity;

    the obligation to absorb the expected losses of the entity if they occur;

    the right to receive expected returns of the entity if they occur, which are the compensation for the risk of absorbing the expected losses.

       VIEs are consolidated by the interest holder that is the Primary Beneficiary and that therefore will absorb the majority of the VIE’s expected losses, or will receive the majority of the expected residual returns, or both. A variable interest causing an enterprise to be the Primary Beneficiary can arise from any ownership, contractual or other financial interest, including but not limited to equity and debt interests, derivative contracts, guarantees or fee and management arrangements.

  VIEs in which the Group is the primary beneficiary

       VIEs in which the Group is the primary beneficiary require consolidation or may result in reclassification of existing assets or liabilities. The entities consolidated under US GAAP due to FIN 46 - R are already consolidated under IFRS, based on the determination of exercise of control under IFRS. The business activities within the Group where VIEs are used include multi- and single-seller conduit programs, asset securitizations, client intermediation, credit structuring, asset realizations, fund management and private equity.

       Multi- and single-seller conduit programs

       ABN Amro acts as sponsor to a number of multi-seller asset-backed conduit programs, into which its clients sell financial assets. The Group also sponsors its own single-seller asset-backed commercial paper conduit programs. The vehicles used in these programs are consolidated under both IFRS and FIN 46 - R.

       Asset securitizations

       The Group assists companies with the formation of asset securitizations. These entities have minimal equity and rely upon funding in the form of notes to purchase the assets for securitization. The Group provides both senior and/or junior lending and derivative contracts to the entities.

       Client intermediation

       As a financial intermediary, the Group is involved in structuring transactions to meet investor and client needs. These transactions involve entities that fall within the scope of FIN 46 - R structured by either the Group or the client and that are used to modify cash flows of third party assets to create investments with specific risk or return profiles, or to assist clients in the efficient management of other risks.

       Credit structuring

       The Group structures investments to provide specific risk profiles to investors. This may involve the sale of credit exposures, often by way of credit derivatives, to an entity which subsequently funds the credit exposures by issuing securities. These securities may initially be held by The Group prior to sale outside of the Group.

       Asset realizations

       The Group establishes SPEs to facilitate the recovery of loans in circumstances where the borrower has suffered financial loss.

       Fund management

       The Group provides asset management services to a large number of investment entities on an arms-length basis and at market terms and prices. The majority of these entities are investment funds that are owned by a large and diversified number of investors. In addition, there are various partnerships, funds and open-ended investment companies that are used by a limited number of independent third parties to facilitate their tailored private debt, debt securities or hedge fund investment strategies.

       Private equity

       The Group makes investments as a financial partner, primarily for strategic reasons. The investments are accounted for in accordance with US GAAP.

  Entities which are de-consolidated for US GAAP purposes

       The Group consolidates under IFRS entities that have issued preferred securities, which are de-consolidated for US GAAP purposes. This does not have an impact on the balance sheet, as a liability to the trust preferred issuers directly replaces the liability recorded by the issuer.

       (m) Consolidated Balance Sheet and Income Statement Adjusted for US GAAP

  Consolidated Balance Sheet including significant US GAAP adjustments

       The following Consolidated Balance Sheet illustrates the effect of the reconciling items under US GAAP based on the IFRS balance sheet, and the impact of reporting joint ventures and consolidated private equity investments in accordance with the key differences summary.

Consolidated Balance Sheet including significant US GAAP adjustments as at December 31, 2005	2005	2004

Cash and balances at central banks	16,646	17,890
Financial assets held for trading	202,055	167,035
Financial Investments	121,359	102,051
Loans and receivables – banks	108,635	83,858
Loans and receivables – customers	378,785	318,472
Equity accounted investments	3,116	1,511
Property and equipment	7,099	6,346
Goodwill and other intangible assets	11,203	8,506
Accrued income and prepaid expenses	7,556	5,686
Other assets	19,912	13,817

Total assets	876,366	725,172

Financial liabilities held for trading	147,717	128,663
Due to banks	167,821	133,529
Due to customers	316,187	280,557
Issued debt securities	170,612	121,231
Provisions	6,188	6,464
Accrued expenses and deferred income	8,312	8,059
Other liabilities	10,954	7,445
Subordinated liabilities (1)	18,150	15,950
Shareholders equity attributable to the parent company	28,494	21,537
Minority interests	1,931	1,737

Total liabilities and equity	876,366	725,172

(1)	Includes amounts due to guaranteed preferred issuers. See note (p).

  Consolidated Income Statement including significant US GAAP adjustments

       The following Consolidated Income Statement illustrates the effect of the reconciling items under US GAAP based on the IFRS income statement.

	2005	2004

Interest income	30,528	25,334
Interest expense	21,151	16,368

Net interest income	9,377	8,966
Provision for loan losses	549	(182)

Net interest income after provision for loan losses	8,828	9,148
Fee and commission income	5,627	5,265
Fee and commission expense	881	700

Net fee and commission income	4,746	4,565
Net trading income	2,619	1,310
Results from financial transactions	(180)	(243)
Share of result in equity accounted investments	280	206
Other operating income	1,388	3

Operating income	17,681	14,989
Personnel expenses	7,581	7,479
General and administrative expenses	5,679	4,447
Depreciation and amortisation	888	1,084

Operating expenses	14,148	13,010
	0	616

Operating profit before tax	3,533	1,979
Income tax expense	602	527

Profit from continuing operations	2,931	1,452
Profit from discontinued operations net of tax	0	1,447

Profit for the year	2,931	2,899

Attributable to minority interests	61	75
Net profit attributable to shareholders of the parent company	2,870	2,824

       (n) Earnings per Share under US GAAP

       Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares that were outstanding during the period.

       The computation of US GAAP basic and diluted EPS for the years ended December 31, 2005 and 2004 are presented in the following table:

In millions, except per share amounts	2005	2004

Net profit	2,870	2,824
Dividends on preference shares	36	43

Net profit available to ordinary shareholders	2,834	2,781

Weighted average ordinary shares outstanding applicable to basic EPS	1,804.1	1,657.6

In millions, except per share amounts	2005	2004

Effect of dilutive securities	6.8	3.0

Adjusted weighted average ordinary shares outstanding applicable to basic EPS	1,810.7	1,660.6

Basic earnings per share	1.57	1.68
Diluted earnings per share	1.56	1.67

       (o) Supplemental Condensed Information

       The following consolidating information presents condensed balance sheets at December 31, 2005 and 2004 and condensed statements of income and cash flows for the years ended December 31, 2005 and 2004 of Holding Company, Bank Company and its subsidiaries. These statements are prepared in accordance with IFRS. The significant differences between IFRS and US GAAP as they affect Holding Company, Bank Company and its subsidiaries are set out below.

       The condensed balance sheets at December 31, 2005 and 2004 are presented in the following tables:

       Condensed consolidating balance sheet as at December 31, 2005

	Holding	Bank		Eliminate	ABN AMRO
	company	company	Subsidiaries	and reclassify	consolidated

Cash and balances at central banks		11,402	5,255		16,657
Financial assets held for trading		179,895	22,592	(432)	202,055
Financial Investments	20	79,215	44,539		123,774
Loans and receivables – banks	3,685	136,516	98,509	(130,075)	108,635
Loans and receivables – customers		246,646	187,168	(53,566)	380,248
Equity accounted investments	19,332	21,145	1,151	(38,635)	2,993
Property and equipment		1,631	6,479		8,110
Goodwill and other intangible assets		467	4,701		5,168
Accrued income and prepaid expenses		4,013	3,602	(1)	7,614
Other assets	4	8,841	16,708	(3)	25,550

Total assets	23,041	689,771	390,704	(222,712)	880,804

Financial liabilities held for trading		138,747	9,841		148,588
Due to banks		174,741	121,403	(128,323)	167,821
Due to customers	20	267,769	103,119	(53,825)	317,083
Issued debt securities		60,953	111,456	(1,790)	170,619
Provisions		1,632	4,779		6,411
Accrued expenses and deferred income		4,724	3,611		8,335
Other liabilities	32	8,877	9,960	(146)	18,723
Subordinated liabilities	768	12,996	5,301	7	19,072
Shareholders equity attributable to the parent company	22,221	19,332	19,303	(38,635)	22,221
Minority interests			1,931		1,931

Total liabilities and equity	23,041	689,771	390,704	(222,712)	880,804

Reconciliation to US GAAP
Shareholders equity attributable to the
parent company as reported in the
condensed balance sheet	22,221	19,332	19,303	(38,635)	22,221
US GAAP Adjustments:
Goodwill and business combinations		968	4,835		5,803
Allowance of loan loss			(538)		(538)
Financial investments		(126)	34		(92)
Private equity investments			63		63
Pensions		(109)	186		77
Share based payments
Restructuring provisions		223			223
Derivatives used for hedging		297	65		362
Mortgage banking activities			232		232
Other fair value differences		155			155

	Holding	Bank		Eliminate	ABN AMRO
	company	company	Subsidiaries	and reclassify	consolidated

Preference shares	768				768
Other equity and income differences			34		33
Taxes		(790)	(23)		(813)
Reconciling items subsidiaries (net)	5,505	4,887		(10,392)
Shareholders’ equity and net profit under US GAAP	28,494	24,837	24,191	(49,027)	28,494

Condensed consolidating balance sheet as at December 31, 2004
	Holding	Bank		Eliminate	ABN AMRO
	company	company	Subsidiaries	and reclassify	consolidated

Cash and balances at central banks		14,459	3,437		17,896
Financial assets held for trading		153,504	13,850	(319)	167,035
Financial Investments	10	66,982	53,293	(17,337)	102,948
Loans and receivables – banks		102,805	62,971	(81,918)	83,858
Loans and receivables – customers		214,124	157,146	(51,248)	320,022
Equity accounted investments	15,843	15,291	1,057	(30,763)	1,428
Property and equipment		1,713	5,460		7,173
Goodwill and other intangible assets		365	2,778		3,143
Accrued income and prepaid expenses		3,661	2,079		5,740
Other assets		4,817	13,394		18,211

Total assets	15,853	577,721	315,465	(181,585)	727,454

Financial liabilities held for trading		124,180	5,326		129,506
Due to banks	240	147,168	93,464	(107,342)	133,529
Due to customers	20	224,636	82,656	(25,933)	281,379
Issued debt securities		42,038	96,531	(17,337)	121,232
Provisions		2,556	4,377		6,933
Accrued expenses and deferred income		5,061	3,013		8,074
Other liabilities	10	5,336	8,427	(211)	13,562
Subordinated liabilities	768	10,903	5,015		16,687
Shareholders equity attributable to the
parent company	14,815	15,843	14,919	(30,762)	14,815
Minority interests			1,737		1,737

Total liabilities and equity	15,853	577,721	315,465	(181,585)	727,454

Reconciliation to US GAAP
Shareholders equity attributable to the
parent company as reported in the
condensed balance sheet	14,815	15,843	14,919	(30,762)	14,815
US GAAP Adjustments:
Goodwill and business combinations		927	4,227		5,154
Allowance of loan loss			(585)		(585)
Financial investments		201	25		226
Private equity investments			(6)		(6)
Pensions		621	28		649
Share based payments		29			29
Restructuring provisions		469			469
Derivatives used for hedging		684	74		758
Mortgage banking activities			209		209
Other fair value differences		(30)			(30)
Preference shares	768				768
Other equity and income differences		144	12		156
Taxes		(1,001)	(74)		(1,075)
Reconciling items subsidiaries (net)	5,954	3,910		(9,864)
Shareholders’ equity and net profit under US GAAP	21,537	21,797	18,829	(40,626)	21,537

       The condensed income statements for 2005 and 2004 are presented in the following tables:

Supplemental condensed consolidating statement of income 2005
	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net interest income	17	3,742	5,302	0	9,061
Results from consolidated
subsidiaries	4,398	2,646	0	(7,044)	0
Net commissions	(31)	2,062	2,715	0	4,746
Trading income	0	2,231	390	0	2,621
Results from financial transactions	0	518	764	0	1,282
Other operating income	0	240	5,265	0	5,505

Total operating income	4,384	11,439	14,436	(7,044)	23,215

Operating expenses	(6)	6,585	10,304	0	16,883
Provision loan losses	0	149	499	0	648
Operating profit before tax	4,390	4,705	3,633	(7,044)	5,684
Taxes	8	307	926	0	1,241
Discontinued operations	0	0	0	0	0
Profit for the year	4,382	4,398	2,707	(7,044)	4,443
Minority interests	0	0	61	0	61
Net profit attributable to
shareholders of the parent
company	4,382	4,398	2,646	(7,044)	4,382

Reconciliation to US GAAP
Goodwill and business combinations	0	0	(173)	0	(173)
Allowance of loan loss	0	0	99	0	99
Financial investments	0	(662)	0	0	(662)
Private equity investments	0	0	69	0	69
Pensions	0	(307)	(32)	0	(339)
Share based payments	0	(73)	0	0	(73)
Restructuring provisions	0	(191)	(28)	0	(219)
Derivatives used for hedging	0	(882)	(48)	0	(930)
Mortgage banking activities	0	0	1	0	1
Other fair value differences	0	96	0	0	96
Preference shares	36	0	0	0	36
Other equity and income differences	0	5	(39)	0	(34)
Taxes	0	584	33	0	617
Reconciling items subsidiaries (net)	(1,548)	(118)	0	1,666	0

Net profit under US GAAP	2,870	2,850	2,528	(5,378)	2,870

Supplemental condensed consolidating statement of income 2004
	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net interest income	(77)	4,066	4,807	0	8,796
Results from consolidated subsidiaries	3,948	2,632	0	(6,580)	0
Net commissions	0	1,734	2,831	0	4,565
Trading income	0	1,046	263	0	1,309
Results from financial transactions	0	236	672	0	908
Other operating income	0	193	3,864	0	4,057

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Total operating income	3,871	9,907	12,437	(6,580)	19,635

Operating expenses	5	7,026	8,725	0	15,756
Provision loan losses	0	186	430	0	616
Operating profit before tax	3,866	2,695	3,282	(6,580)	3,263
Taxes	1	(196)	965		770
Discontinued operations		1,057	390		1,447
Profit for the year	3,865	3,948	2,707	(6,580)	3,940
Minority interests			75		75
Net profit attributable to
shareholders of the parent
company	3,865	3,948	2,632	(6,580)	3,865

Reconciliation to US GAAP
Goodwill and business
combinations		(784)	(148)		(932)
Allowance of loan loss		798			798
Financial investments		(500)			(500)
Private equity investments			133		133
Pensions		(71)	(18)		(89)
Share based payments		29			29
Restructuring provisions		356	(49)		307
Derivatives used for hedging		(450)	(109)		(559)
Mortgage banking activities			(139)		(139)
Other fair value differences		(252)			(252)
Preference shares	87				87
Other equity and income
differences		(61)	(100)		(161)
Taxes		160	77		237
Reconciling items subsidiaries (net)	(1,128)	(353)		1,481

Net profit under US GAAP	2,824	2,820	2,279	(5,099)	2,824

  Supplemental Consolidating Statement of Cash Flow

       The condensed statements of cash flow for the years ended December 31, 2005 and 2004 are presented in the following tables:

       Condensed consolidating statement of cash flow 2005

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net cash flow from operations/banking activities	2,071	(14,255)	(4,243)	(2,349)	(18,776)
Net outflow of investment / sale of securities investment
portfolios	(10)	(10,777)	(1,825)	0	(12,612)
Net outflow of investment / sale of participating interests	0	(1,516)	(884)	1,222	(1,178)
Net outflow of investment/sale of property and equipment	0	(156)	(817)	0	(973)
Net outflow of investment/sale of intangibles	0	(252)	(170)	0	(422)

Net cash flow from investing activities	(10)	(12,701)	(3,696)	1,222	(15,185)

Net increase (decrease) of subordinated liabilities	0	1,347	(54)	0	1,293
Net increase (decrease) of long-term funding	0	20,996	6,867	0	27,863
Net increase (decrease) of (treasury) shares	2,523	0	0	0	2,523

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Other changes in equity	0	1,222	92	(1,222)	92
Cash dividends paid	(659)	(1,751)	(598)	2,349	(659)

Net cash flow from financing activities	1,864	21,814	6,307	1,127	31,112

Cash flow	3,925	(5,142)	(1,632)	0	(2,849)

Condensed consolidating statement of cash flow 2004
	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net cash flow from operations/banking activities	967	(9,517)	(3,637)	(1,334)	(13,521)
Net outflow of investment/sale of securities investment
portfolios	0	(2,398)	(24)	0	(2,422)
Net outflow of investment/sale of participating interests	0	(2)	(1,782)	1,659	(125)
Net outflow of investment/sale of property and equipment	0	(194)	(648)	0	(842)
Net outflow of investment/sale of intangibles	0	(185)	(104)	0	(289)

Net cash flow from investing activities	0	(2,779)	(2,558)	1,659	(3,678)

Net increase (decrease) of subordinated liabilities	0	(548)	43	0	(505)
Net increase (decrease) of long-term funding	0	12,704	5,419	0	18,123
Net increase (decrease) of (treasury) shares	(513)	0	0	0	(513)
Other changes in equity	0	1,659	334	(1,659)	334
Cash dividends paid	(694)	(677)	(657)	1,334	(694)

Net cash flow from financing activities	(1,207)	13,138	5,139	(325)	16,745

Cash flow	(240)	842	(1,056)	0	(454)

           (p) Other information

  ABN AMRO Holding NV (Parent Company)

       The parent company financial statements are included in the condensed consolidating footnote (note (o) on the basis of IFRS). The number of ordinary shares in issuance at December 31, 2005 was 1,909,738,427 (2004: 1,702,888,861). The total number of authorized ordinary shares amount to 4,000,000,000.

       Proposed profit appropriation of ABN AMRO Holding NV, pursuant to article 37.2 and 37.3 of the articles of association, is as follows:

(in million of €)	2005	2004

Additional to reserves	2,332	2,200
Dividends on ordinary shares	2,050	1,665

	4,382	3,865

Dividends on preference shares	36	43

  Guaranteed preferred issuers

       In 2005 and 2004, guaranteed preferred beneficial interest in subsidiaries represents the 5.900% Noncumulative Guaranteed Trust Preferred Securities, 6.250% Noncumulative Guaranteed Trust Preferred Securities and 6.08% Noncumulative Guaranteed Trust Preferred Securities (the “Trust Preferred Securities”) issued respectively by ABN AMRO Capital Funding Trust V, ABN AMRO Capital Funding Trust VI and ABN AMRO Capital Funding Trust VII (the “Trusts”), indirect wholly-owned subsidiaries of ABN AMRO Holding. The sole assets of the Trusts are Noncumulative Guaranteed Class B Preferred Securities (the “Class B Preferred Securities”) of ABN AMRO Capital Funding LLC V, ABN AMRO Capital Funding LLC VI and ABN AMRO Capital Funding LLC VII, indirect wholly-owned subsidiaries of ABN AMRO Holding, and the maturities and interest on the Class B Preferred Securities match those of the Trust Preferred Securities. The Trust Preferred Securities and the Class B Preferred Securities pay interest quarterly in arrears and are redeemable only upon the occurrence of certain events specified in the documents governing the terms of those securities. Subject to limited exceptions, the earliest date that the Class B Preferred Securities can be redeemed is July 3, 2008 with respect to ABN AMRO Capital Funding Trust V, September 30, 2008 with respect to ABN AMRO Capital Funding Trust VI, and February 18, 2009 with respect to ABN AMRO Capital Funding Trust VII. The Trust Preferred Securities and the Class B Preferred Securities are each subject to a full and unconditional guarantee of ABN AMRO Holding. In terms of dividend and liquidation rights, the Trust Preferred Securities are comparable to ABN AMRO Holding preference shares.

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