Form 20-F
period 2006-12-31
ABN AMRO HOLDING N V
filed 2007-04-02
CIK 1038727

As filed with the Securities and Exchange Commission on 2 April 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-14624

ABN AMRO HOLDING N.V.
(Exact name of registrant as specified in its charter)
THE NETHERLANDS
(Jurisdiction of incorporation or organisation)
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
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
The number of outstanding shares of ABN AMRO Holding N.V.’s classes of capital or common stock as of 31 December 2006 was:
Title of Class	Number of Shares Outstanding
Ordinary Shares (EUR 0.56)	1,853,786,791
Convertible Financing Preference Shares (EUR 0.56)	1,369,815,864
Formerly Convertible Preference Shares (EUR 2.24)	44,988
Non-cumulative Guaranteed Trust Preferred Securities	131,400,000
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒	No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐	No ☒
Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, the registration statements on Form F-3 with Registration Nos. 333-137691 and 333-104778 and the registration statement on Form F-4 with Registration No. 333-108304.

Item 10.	ADDITIONAL INFORMATION		144
	A.	Share Capital	144
	B.	Memorandum and Articles of Association	144
	C.	Material Contracts	149
	D.	Exchange Controls	149
	E.	Taxation	150
	F.	Dividends and paying agents	153
	G.	Statement by experts	153
	H.	Documents on Display	153
	I.	Subsidiary Information	153

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		154

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		165

Item 13.	DEFAULTS, DIVIDEND, ARREARAGES AND DELINQUENCIES		165

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		166

Item 15.	CONTROLS AND PROCEDURES		166

Item 16.	[RESERVED]		168

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT		168

Item 16B.	CODE OF ETHICS		168

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES		168

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES		169

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS		170

Item 17.	FINANCIAL STATEMENTS		170

Item 18.	FINANCIAL STATEMENTS		170

Item 19.	EXHIBITS		171

Signatures			172

FINANCIAL STATEMENTS			F-1

THIS PAGE INTENTIONALLY LEFT BLANK

CERTAIN DEFINITIONS

As used herein, “Holding” means ABN AMRO Holding N.V. The terms “ABN AMRO,” “us,” “we,” “our company” or “the bank” refer to Holding and its consolidated subsidiaries. The “Bank” means ABN AMRO Bank N.V. and its consolidated subsidiaries.

As used herein, “Euro”, “euro” or “EUR” refers to Euros and “US$”, “USD” or “$” refers to US dollars.

PRESENTATION OF INFORMATION

Holding was incorporated under Dutch law on 30 May 1990. Holding owns all of the shares of the Bank, and itself has no material operations. Our consolidated financial statements include condensed financial information with respect to the Bank, which itself had total assets of EUR 987.1 billion as of 31 December 2006. As of that date and for the year then ended, the Bank accounted for approximately 100% of our consolidated assets, consolidated total revenue and consolidated net profit.

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

EXCHANGE RATES

The following table shows, for the years and months indicated, certain information regarding the Noon Buying Rate in the City of New York for cable transfers in Euros as certified for customs purposes by the Federal Reserve Bank of New York expressed in US dollar.

Period	At Period End(1)	Average Rate(2)	High	Low
	(Value of 1 USD in Euro)
2001	1.12	1.12	1.19	1.05
2002	0.95	1.06	1.16	0.95
2003	0.79	0.89	0.97	0.79
2004	0.74	0.81	0.85	0.73
2005	0.84	0.80	0.74	0.86
September 2006	0.79	0.79	0.79	0.78
October 2006	0.78	0.79	0.80	0.78
November 2006	0.75	0.78	0.79	0.75
December 2006	0.76	0.76	0.76	0.75
January 2007	0.77	0.77	0.77	0.75
February 2007	0.76	0.76	0.77	0.75
March 2007 (through 16 March 2007)	0.75	0.76	0.76	0.75

(1)	The period-end rate is the Noon Buying Rate announced on the last day of the period.

(2)
The average rate for each yearly period is the average of the Noon Buying Rates on the last day of each month during the year. The average rate for each monthly period is the average of the Noon Buying Rates of each day of the month.

The Noon Buying Rate on 16 March 2007, the latest practicable date, was 1 USD = EUR 0.75.

These rates are provided solely for your convenience and are not necessarily the rates used by us in preparation of our consolidated financial statements or in financial data included elsewhere in this report, such as the unaudited translation into USD of the figures as of or for the year ended 31 December 2006 provided for your convenience. We do not make any representation that amounts in USD have been, could have been, or could be converted into Euros at any of the above rates.

A significant portion of our assets and liabilities are denominated in currencies other than the Euro. Accordingly, fluctuations in the value of the Euro relative to other currencies, such as the US dollar, can have an effect on our financial performance. See “Item 5. Operating and Financial Review and Prospects - A. Operating results”. In addition, changes in the exchange rate between the Euro and the US dollar are reflected in the US dollar equivalent to the price of our Ordinary Shares on Euronext Amsterdam and, as a result, affect the market price of Holding’s American Depositary Shares, or American Depositary Shares, on the New York Stock Exchange. Cash dividends are paid by Holding in respect of Ordinary Shares in Euros, and exchange rate fluctuations will affect the US dollar amounts of the cash dividends received by holders of American Depositary Shares on conversion by JPMorgan Chase Bank of New York, the Depositary for the American Depositary Shares.

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

We have identified some of the risks inherent in forward-looking statements in “Item 3. Key Information - D. Risk factors” in this report. Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements in this report include, but are not limited to:

·	general economic and business conditions in the Netherlands, the European Union, the United States, Brazil and other countries or territories in which we operate;
·	changes in applicable laws and regulations, including taxes;
·
regulations and monetary, interest rate and other policies of central banks, particularly the Dutch Central Bank, the Bank of Italy, the European Central Bank, the US Federal Reserve Board and the Brazilian Central Bank;

·	changes or volatility in interest rates, foreign exchange rates (including the Euro-US dollar rate), asset prices, equity markets, commodity prices, inflation or deflation;
·	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;
·	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;
·	our ability to hedge certain risks economically;

·	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and
·	force majeure and other events beyond our control.

Other factors could also adversely affect our results or the accuracy of forward-looking statements in this report, and you should not consider the factors discussed here or in “Item 3. Key Information - D. Risk factors” to be a complete set of all potential risks or uncertainties. We have economic, financial market, credit, legal and other specialists who monitor economic and market conditions and government policies and actions. However, because it is difficult to predict with accuracy any changes in economic or market conditions or in governmental policies and actions, it is difficult for us to anticipate the effects that such changes could have on our financial performance and business operations.

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

Item 3. KEY INFORMATION

A.    Selected financial data

The selected financial data set forth below have been derived from our audited consolidated financial statements for the periods indicated. Our consolidated financial statements for each of the years ended 31 December 2006, 2005 and 2004 have been audited by Ernst & Young Accountants, independent auditors. The selected financial data is only a summary and should be read in conjunction with and are qualified by reference to our consolidated financial statements and notes thereto included elsewhere in this report and the information provided in “Item 5. Operating and Financial Review and Prospects”.

Our financial statements have been prepared in accordance with IFRS, which varies in certain respects from US GAAP. For a discussion of the significant differences and a reconciliation of certain IFRS amounts to US GAAP, see Note 50 to our consolidated financial statements. For selected financial data in accordance with US GAAP, see “—Selected Financial Data in Accordance with US GAAP” below.

Selected consolidated income statement

	For the year ended 31 December
	2006 (1)	2006	2005	2004
	(in millions of USD)	(in millions of EUR)
Net interest income	13,371	10,575	8,785	8,525
Net fee and commission income	7,665	6,062	4,691	4,485
Net trading income	3,767	2,979	2,621	1,309
Results from financial transactions	1,374	1,087	1,281	905
Share of result in equity accounted investments	307	243	263	206
Other operating income	1,747	1,382	1,056	745
Income of consolidated private equity holdings	6,718	5,313	3,637	2,616
Operating income	34,948	27,641	22,334	18,791
Operating expenses	26,189	20,713	16,301	15,180
Loan impairment and other credit risk provisions	2,345	1,855	635	607
Total expenses	28,534	22,568	16,936	15,787
Operating profit before tax	6,414	5,073	5,398	3,004
Income tax expense	1,140	902	1,142	715
Profit from continuing operations	5,274	4,171	4,256	2,289
Profit from discontinued operations net of tax	770	609	187	1,651
Profit for the year	6,044	4,780	4,443	3,940
Attributable to shareholders of the parent company	5,961	4,715	4,382	3,865
Dividends on ordinary shares	2,722	2,153	2,050	1,665
Per share financial data
Average number of ordinary shares outstanding (in millions)	-	1,882.5	1,804.1	1,657.6
Net profit per ordinary share (in EUR)	-	2.50	2.43	2.33
Fully diluted net profit per ordinary share (in EUR)	-	2.49	2.42	2.33
Net profit per ordinary share from continuing operations (in EUR)	-	2.18	2.33	1.34
Fully diluted net profit per ordinary share from continuing operations (in EUR)	-	2.17	2.32	1.34
Dividend per ordinary share (in EUR)	-	1.15	1.10	1.00
Net profit per American Depositary Share (in USD)(2)(3)	-	3.16	3.01	2.91
Dividend per American Depositary Share (in USD)(2)(4)	-	1.50	1.34	1.27

(1)	Amounts in this column are unaudited. Solely for your convenience, Euro amounts have been translated into US dollars at an exchange rate of 1 USD = EUR 0.7909, which is the rate equal to the average of the month-end rates for 2006.

(2)	Adjusted for increases in share capital, as applicable. See Note 13 to our consolidated financial statements for a description of the computation of earnings per ordinary share.

(3)	This item has been translated into US dollars at the rate equal to the average of the month-end rates for the applicable year.

(4)	Solely for your convenience, this item has been translated into US dollars at the applicable rate on the date of payment, other than for the 2006 final dividend, which has been translated into US dollars at the March 16, 2006 exchange rate of 1 USD = EUR 0.7515, the latest practicable date for which information is available.

Selected consolidated balance sheet data

	At 31 December
	2006(1)	2006	2005	2004
	(in millions of USD)	(in millions of EUR)
Assets
Financial assets held for trading	271,283	205,736	202,055	167,035
Financial investments	165,327	125,381	123,774	102,948
Loans and receivables - banks	177,772	134,819	108,635	83,858
Loans and receivables - customers	584,476	443,255	380,248	320,022
Total Assets	1,301,543	987,064	880,804	727,454
Liabilities
Financial liabilities held for trading	191,677	145,364	148,588	129,506
Due to banks	247,882	187,989	167,821	133,529
Due to customers	477,838	362,383	317,083	281,379
Issued debt securities	266,418	202,046	170,619	121,232
Capitalization
Equity attributable to shareholders of the parent company	31,115	23,597	22,221	14,815
Equity attributable to minority interests	3,030	2,298	1,931	1,737
Subordinated liabilities	25,334	19,213	19,072	16,687
Group capital	59,479	45,108	43,224	33,239
Per Share financial data
Ordinary shares outstanding (in millions)	-	1,853.8	1,877.9	1,669.2
Equity attributable to shareholders of the parent company per ordinary share (in EUR)	-	12.73	11.83	8.88
Equity attributable to shareholders of the parent company per American Depositary Share (in USD)(2)	-	16.78	14.00	12.11

(1)	Amounts in this column are unaudited. Solely for your convenience, Euro amounts have been translated into US dollars at an exchange rate of 1 USD = EUR 0.75838, which is the year-end rate for 2006.
(2)	This item has been translated into US dollars at the applicable year-end rate.

Selected ratios

	At or for the year ended 31 December
	2006	2005	2004
	(in percentages)
Profitability Ratios
Net interest margin(1)	1.1	1.1	1.2
Non-interest income to total operating income	61.7	60.7	54.6
Efficiency ratio(2)	74.9	73.0	80.8
Return on average total assets(3)	0.50	0.55	0.57
Return on average ordinary shareholders equity(4)	20.7	23.5	29.7
Capital Ratios
Average Ordinary shareholders equity on average total assets	2.38	2.24	1.84
Dividend Payout ratio(5)	46.0	45.3	42.9
Tier 1 Capital Ratio(6)	8.45	10.62	8.46
Total Capital Ratio(6)	11.14	13.14	11.06
Credit Quality Ratios
Provision for loan losses to private sector loans(7)	0.59	0.23	0.26
Provision for loan losses to private and public sector loans(7)	0.57	0.22	0.25
Non-performing loans to private sector loans (gross)(7)(8)	2.31	1.72	2.28
Non-performing loans to private and public sector loans (gross)(7)(8)	2.23	1.68	2.22
Allowance for loan loss to private sector loans(7)	1.15	1.09	1.36
Allowance for loan loss to private and public sector loans(7)	1.11	1.06	1.32
Allowance for loan losses to non-performing loans (gross) (10)	50.03	63.07	59.47
Write offs to private sector loans (gross)(7)	0.36	0.39	0.53
Write offs to private and public sector loans (gross)(7)	0.35	0.38	0.51
Consolidated ratio of earnings to fixed charges
Excluding interest on deposits(9)	1.54	1.78	1.76
Including interest on deposits(9)	1.19	1.25	1.22

(1)	Net interest income as a percentage of average total assets.
(2)	Operating expenses as a percentage of total operating income.
(3)	Profit for the year as a percentage of average total assets.
(4)	Net profit attributable to Ordinary Shares as a percentage of average ordinary shareholders’ equity excluding the reserves with respect to cash flow hedges and available for sale securities.
(5)	Dividend per Ordinary Share as a percentage of net profit per Ordinary Share.
(6)
Tier 1 capital and total capital as a percentage of risk-weighted assets under Bank for International Settlements guidelines. For more information on our capital ratios, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources”.

(7)
Excludes professional transactions (2006: EUR 94 billion; 2005: EUR 75 billion; 2004: EUR 59 billion) because these primarily consist of reverse repurchase agreements with no credit risk and multi seller conduits (2006: EUR 26 billion; 2005: EUR 26 billion; 2004: EUR 24 billion).

(8)
Non-performing loans are doubtful loans for which there is objective evidence that not all contractually agreed amounts will be collected and for which an allowance for loan losses is established. For more information on non-performing loans see “Item 5. Operating and Financial Review and Prospects—C. Selected statistical Information—Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses—Potential credit risk loans”.

(9)	Deposits include banks and total customer accounts.
(10)	The decrease of the ratio is a result of the acquisition of Antonveneta. As a result of purchase accounting applied the loans of Antonveneta were consolidated at fair value, with the allowances for loan losses on (non-performing) loans embedded in the fair value. Therefore no allowances for loan losses were separately reported against these acquired non-performing loans at acquisition date.

Selected financial data in accordance with US GAAP

The following financial data in accordance with US GAAP illustrate the effect of reconciling items under US GAAP based on the IFRS balance sheet and income statement.

	For the year ended 31 December
	2006(1)	2006	2005	2004
	(in millions of USD)	(in millions of EUR, except per share data)
Income Statement Data
Net interest income	11,430	9,040	8,565	8,886
Non-interest income	15,224	12,041	8,247	5,995
Total revenue	26,654	21,081	16,812	14,881
Operating profit before tax	6,345	5,018	3,246	2,447
Net profit	5,640	4,461	2,870	2,824
Balance Sheet Data
Shareholders’ equity	37,026	28,080	28,494	21,537
Minority interests	3,030	2,298	1,931	1,737
Total assets	1,289,731	978,106	876,366	725,172
Share Information
Basic earnings per Ordinary Share (in EUR)		2.35	1.57	1.68
Diluted earnings per Ordinary Share (in EUR)		2.34	1.56	1.67
Basic earnings per American Depositary Share (in USD)(2)		2.97	1.94	2.09
Shareholders’ equity per Ordinary Share (in EUR)		14.73	14.76	12.44
Shareholders’ equity per American Depositary Share (in USD)(3)		19.43	17.47	16.97

(1)
Amounts in this column are unaudited. Solely for your convenience, Euro amounts have been translated into USD for income statement items at an exchange rate of 1 USD = EUR 0.7909, the rate equal to the average of the month-end rates for 2006, and for balance sheet items at an exchange rate of 1 USD = EUR 0.75838, the exchange rate on 31 December 2006.

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

	At or for the Year Ended 31 December
	2006	2005	2004
	(in percentages)
Profitability Ratios
Net interest margin	1.1	1.1	1.2
Non-interest revenue to total revenue	57.1	49.1	40.3
Efficiency ratio	76.2	80.7	83.6
Return on average total assets	0.47	0.35	0.40
Return on average ordinary shareholders’ equity	15.6	11.3	13.9
Credit Quality Ratios(1)
Provision for loan losses (net) to private sector loans (gross)(2)(3)	0.61	0.19	(0.08)
Provision for loan losses (net) to private and public sector loans (gross)(2)(3)	0.58	0.19	(0.08)
Non-performing loans to private sector loans (gross)(3)(4)	2.31	1.72	2.28
Non-performing loans to private and public sector loans (gross)(3)(4)	2.23	1.68	2.22
Allowances for loan losses to private sector loans (gross)(3)	1.33	1.28	1.61
Allowances for loan losses to private and public sector loans (gross)(3)	1.28	1.25	1.56
Allowances for loan losses to non-performing loans (6)	57.44	74.43	70.43
Write-offs to private sector loans (gross)(3)	0.36	0.39	0.53
Write-offs to private and public sector loans (gross)(3)	0.35	0.38	0.51
Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits(5)	1.53	1.49	1.46
Including interest on deposits(5)	1.19	1.15	1.13

(1)	Excludes specific provision for sovereign risk (2004: EUR 13 million) as the exposure for this risk is primarily classified under securities.
(2)	Includes release from the fund for general banking risks (2004: EUR 835 million).
(3)
Excludes professional securities transactions (2006: EUR  94 billion; 2005: EUR 75 billion; 2004: EUR 59 billion) because these primarily consist of reverse repurchase agreements with no credit risk and multi seller conduits (2006: EUR  26 billion; 2005: EUR 26 billion; 2004: EUR 24 billion).

(4)
Non-performing loans are doubtful loans for which there is objective evidence that not all contractually agreed amounts will be collected and for which an allowance for loan losses is established. For more information on non-performing loans see “Item 5. Operating and Financial Review and Prospects—C. Selected Statistical Information—Analysis of Loan Loss Experience: Provisions and Allowances for Loan Losses—Potential credit risk loans”.

(5)	Deposits include banks and total customer accounts.
(6)
The decrease of the ratio is a result of the acquisition of Antonveneta. As a result of purchase accounting applied the loans of Antonveneta were consolidated at fair value, with the allowances for loan losses on (non-performing) loans embedded in the fair value. Therefore no allowances for loan losses were separately reported against these acquired non-performing loans at acquisition date.

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

Holding has paid an interim and final dividend for each of the last five years. The following tables set forth dividends paid in respect of the Ordinary Shares for 2006 through 2002.

Dividends	2006(1)	2006	2005	2004
	USD	(in EUR)
Interim dividend	0.70	0.55	0.50	0.50
Final dividend	0.80	0.60	0.60	0.50
Total dividend per Ordinary Share	1.50	1.15	1.10	1.00
Total dividends per share as a percentage of net profit per Ordinary Share	−	46.0%	45.3%	42.9%

(1)
For your convenience, this item has been translated into US dollars at the applicable rate on the date of payment. The only one that is different is the 2006 final dividend, which has been translated into US dollars at the exchange rate of 1 USD = EUR 0.7515, the exchange rate on March 16, 2007.

The information for 2003 and 2002 is not available under IFRS and is presented under Dutch GAAP in a separate table. The Dutch GAAP information is not comparable to the information prepared in accordance with IFRS.

Dividends	2003	2002
	(in EUR)
Interim dividend	0.45	0.45
Final dividend	0.50	0.45
Total dividend per Ordinary Share	0.95	0.90
Total dividends per share as a percentage of net profit per Ordinary Share	49.0%	64.7%

B.      Capitalisation and indebtedness

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

       Changes in interest rate and foreign exchange rates may adversely affect our results

       Fluctuations in interest rates and foreign exchange rates, particularly in our three home markets of the Netherlands, the United States Midwest and Brazil and in Italy where we have a significant presence, influence our performance. The results of our banking operations are affected by our management of interest rate sensitivity. Interest rate sensitivity refers to the relationship between changes in market interest rates and changes in net interest income. A mismatch of interest-earning assets and interest-bearing liabilities in any given period may, in the event of changes in interest rates, have a material adverse effect on the financial condition of our business or results from operations. In addition, we publish our consolidated financial statements in euros. Fluctuations in the exchange rates used to translate other currencies into euros affect our reported consolidated financial condition, results of operations and cash flows from year to year.

       For 2006, 14.9% of our operating income and 14.4% of our operating expenses were denominated in USD and 13.6% of our operating income and 10.2% of our operating expenses were denominated in Brazilian Real. For 2005, 18.5% of our operating income and 18.3% of our operating expenses were denominated in USD and 11.8% of our operating income and 10.1% of our operating expenses were denominated in Brazilian Real. For a discussion of how interest rate risk and foreign exchange rate fluctuation risk is managed, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk” as well as Note 39 to our consolidated financial statements.

       Our performance is subject to substantial competitive pressures that could adversely affect our results of operations

       There is substantial competition for the types of banking and other products and services that we provide in the regions in which we conduct large portions of our business, including the Netherlands, the United States and Brazil. The intensity of this competition is affected by consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors. We expect competition to intensify as continued merger activity in the financial services industry produces larger, better-capitalised companies that are capable of offering a wider array of products and services, and at more competitive prices. In addition, technological advances and the growth of e-commerce have made it possible for non-depositary institutions to offer products and services that were traditionally banking products and for financial institutions to compete with technology companies in providing electronic and internet-based financial solutions. If we are unable to provide attractive product and service offerings that are profitable, we may lose market share or incur losses on some or all of our activities.

       Regulatory changes or enforcement initiatives could adversely affect our business

       We are subject to banking and financial services laws and government regulation in each of the jurisdictions in which we conduct business. Banking and financial services laws, regulations and policies currently governing us and our subsidiaries may change at any time in ways which have an adverse effect on our business. If we fail to address, or appear to fail to address, these changes or initiatives in an appropriate way, our reputation could be harmed and we could be subject to additional legal risk. This could, in turn, increase the size and number of claims and damages asserted against us or subject us to enforcement actions, fines and penalties. As previously reported, in July 2004 we signed a Written Agreement with the US regulatory authorities concerning our dollar clearing activities in the New York branch. In addition, in December 2005, we agreed to a Cease and Desist Order with the Dutch Central Bank and various US federal and state regulators. This involved an agreement to pay an aggregate civil penalty of USD 75 million and a voluntary endowment of USD 5 million in connection with deficiencies in the US dollar clearing operations at the New York branch and OFAC compliance procedures regarding transactions originating at the Dubai branch. See “Item 4. Information on the Company - B. Business overview - Legal and regulatory proceedings”. We and members of our management continue to provide information to law enforcement authorities in connection with ongoing criminal investigations relating to our dollar clearing activities, OFAC compliance procedures and other Bank Secrecy Act compliance matters. These compliance issues and the related sanctions and investigations have had, and will continue to have, an impact on the Bank’s operations in the United States, including limitations on expansion. The Bank is actively exploring all possible options to resolve these issues. The ultimate resolution of these compliance issues and related investigations and the nature and severity of possible additional sanctions cannot be predicted, but regulatory and law enforcement authorities have been imposing severe and significant monetary and other penalties against a number of banking institutions for violations of the Bank Secrecy Act and related statutes.

       There is operational risk associated with our industry which, when realised, may have an adverse impact on our results

       We, like all financial institutions, are exposed to many types of operational risk, including the risk of fraud or other misconduct by employees or outsiders, unauthorised transactions by employees and operational errors, including clerical or record keeping errors or errors resulting from faulty computer or telecommunications systems. We may also be subject to disruptions of our operating systems, arising from events that are wholly or partially beyond our control (including, for example, computer viruses or electrical or telecommunication outages), which may give rise to losses in service to customers and to loss or liability to us. We are further exposed to the risk that external vendors may be unable to fulfil their contractual obligations to us, and to the risk that their business continuity and data security systems prove to be inadequate. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented. Although we maintain a system of controls designed to keep operational risk at appropriate levels, we have suffered losses from operational risk in the past and there can be no assurance that we will not suffer material losses from operational risk in the future.

       For a discussion of how operational risk is managed see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

       We are subject to credit, market and liquidity risk, which may have an adverse effect on our credit ratings and our cost of funds

       Our banking businesses establish instruments and strategies that we use to hedge or otherwise manage our exposure to credit, market and liquidity risk. To the extent our assessments of migrations in credit quality and of risk concentrations, or our assumptions or estimates used in establishing our valuation models for the fair value of our assets and liabilities or for our loan loss reserves, prove inaccurate or not predictive of actual results, we could suffer higher-than-anticipated losses. For more information relating to our credit ratings, refer to “Item 5. Operating and Financial Review and Prospects - B. Liquidity and capital resources”. Any downgrade in our ratings may increase our borrowing costs, limit our access to capital markets and adversely affect the ability of our businesses to sell or market their products, engage in business transactions - particularly longer-term and derivatives transactions - and retain our current customers. This, in turn, could reduce our liquidity and have an adverse effect on our operating results and financial condition.

       Systemic risk could adversely affect our business

       In the past, the general credit environment has been adversely affected by significant instances of fraud. Concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of their credit, trading, clearing or other relationships. This risk is sometimes referred to as ‘systemic risk’ and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with whom we interact on a daily basis, and could have an adverse effect on our business.

       Increases in our allowances for loan losses may have an adverse effect on our results

       Our banking businesses establish provisions for loan losses, which are reflected in the loan impairment and other credit risk provisions on our income statement, in order to maintain our allowance for loan losses at a level that is deemed to be appropriate by management based upon an assessment of prior loss experiences, the volume and type of lending being conducted by each bank, industry standards, past due loans, economic conditions and other factors related to the collectability of each entity’s loan portfolio. For further information on our credit risk management, refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk”. Although management uses its best efforts to establish the allowances for loan losses, that determination is subject to significant judgment, and our banking businesses may have to increase or decrease their allowances for loan losses in the future as a result of increases or decreases in non-performing assets or for other reasons. Please also refer to the section “Accounting Policies” included in our consolidated financial statements. Any increase in the allowances for loan losses, any loan losses in excess of the previously determined provisions with respect thereto or changes in the estimate of the risk of loss inherent in the portfolio of non-impaired loans could have an adverse effect on our results of operations and financial condition.

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

       We are subject to legal risk, which may have an adverse impact on our results

       It is inherently difficult to predict the outcome of many of the litigations, regulatory proceedings and other adversarial proceedings involving our businesses, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. In presenting our consolidated financial statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Changes in our estimates may have an adverse effect on our results. Please also refer to “Item 4. Information on the Company - B. Business overview - Legal and regulatory proceedings”.

Our ownership structure and the laws of the Netherlands may contain restrictions on shareholder rights and holders of American Depositary Receipts (ADRs) are not able to exercise certain shareholder rights

       Our Articles of Association and the laws of the Netherlands may contain restrictions on shareholder rights that differ from US practice. For instance, a holder of ADRs is not treated as one of our shareholders and is not able to exercise certain shareholder rights. JPMorgan Chase, as Depositary, is the holder of our ordinary shares underlying the ADRs. An ADR holder will have those rights contained in the Deposit Agreement between us, the Depositary and the ADR holders. These rights are different from those of the holders of our ordinary shares, including with respect to the receipt of information, the receipt of dividends or other distributions and the exercise of voting rights. In particular, an ADR holder must instruct JPMorgan Chase to vote the ordinary shares underlying the ADRs. As a result, it may be more difficult for ADR holders to exercise those rights. In addition, there are fees and expenses related to the issuance and cancellation of the ADRs.

       For a discussion of our ownership structure see “Item 10. Additional Information - B. Memorandum and Articles of Association”.

       You may have difficulty enforcing civil judgments against us

       Holding is organised under the laws of the Netherlands and the members of its Supervisory Board, with two exceptions, and its Managing Board are residents of countries outside the United States. Although some of our affiliates, including the Bank, have substantial assets in the United States, substantially all of the assets of Holding and of the members of the Supervisory Board and the Managing Board are located outside the United States. As a result, it may not be possible for investors to effect service of process upon Holding or upon these persons, or to enforce judgments of US courts predicated upon the civil liability provisions of US securities laws against Holding or these persons. The United States and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon US federal securities laws, would not be enforceable in the Netherlands. However, a Dutch court may, under current practice, recognise the final judgment that has been rendered in the United States and may grant the same claim without rehearing the merits under certain circumstances, unless the consequences of the recognition of such judgment would contravene public policy in the Netherlands.

Item 4. INFORMATION ON THE COMPANY

A.    History and development of the company

 Please refer to the accounting policies section of our consolidated financial statements.

Selected recent acquisitions and disposals

Please refer to Note 2 to our consolidated financial statements.

Recent developments

General Meeting of Shareholders

By letter dated 20 February 2007, The Children’s Investment Fund (“TCI”) requested us to put the following five motions on the agenda for our upcoming annual General Meeting of Shareholders on 26 April 2007: (i) portfolio break-up; (ii) return of capital; (iii) investigate a sale or merger of the Bank; (iv) reporting back to our shareholders in six months, and (v) acquisitions moratorium for the coming six months.  As TCI holds more than 1% of our shares, it has the right under Dutch law to put items on the agenda of our annual General Meeting of Shareholders and we have honored its request.  We do not believe that the interests of our shareholders would be best served by the mere short-term cash generation actions embodied in these proposals. We have recommended our shareholders to vote against the first two motions and, as we have already materially incorporated the last three motions in our plans, we see no need for our shareholders to vote in favour of these motions.  At this time, we can neither determine the outcome of the shareholders’ vote on TCI’s motions nor whether any other shareholders may take an activist stance.

Barclays PLC

On 19 March 2007, we issued a joint statement with Barclays PLC that we are in exclusive preliminary discussions with respect to a potential merger of the two organisations.  At this time it is not yet clear if our talks with Barclays PLC will ultimately lead to a merger proposal. If our discussions do not lead to a  merger proposal, we will examine other sustainable alternatives including our standalone business case. If our talks do lead to a merger proposal, we will recommend it to shareholders without prejudice to compliance with our fiduciary duties and communicate the benefits to our shareholders. The ultimate outcome of these discussions will depend on the consultation with and the approvals of the multiple regulators and other stakeholders in the various jurisdictions.

Prime Bank

On 5 March 2007 we announced that we entered into agreements to acquire a 93.4% interest in Prime Bank from shareholders for a cash consideration of PKR 13.8 billion (EUR 172 million). In addition, we announced our intention to launch a tender offer for all remaining shares of Prime Bank from minority shareholders.

B.        Business overview

Overview

We are a prominent international banking group offering a wide range of banking products and financial services on a global basis through our network of 4,532 offices and branches in 56 countries and territories as of year-end 2006. We are one of the largest banking groups in the world, with total consolidated assets of EUR 987.1 billion at 31 December 2006. We are listed on Euronext and the New York Stock Exchange.

Our Bank is the result of the merger of Algemeen Bank Nederland N.V. and Amsterdam-Rotterdam Bank N.V. in 1990. Prior to the merger, these banks were, respectively, the largest and second-largest bank in the Netherlands. Our Bank traces its origin to the formation of the Nederlandsche Handel-Maatschappij, N.V. in 1825, pursuant to a Dutch Royal Decree of 1824.

Group Strategy

As an international bank with European roots, ABN AMRO focuses on consumer, commercial, and private banking activities. Our business mix gives us a competitive edge in our chosen markets and client segments. Our clients are the prime beneficiaries of our relationship-based business approach, which we apply through our Business Units (BUs).

Our growth strategy is to build on ABN AMRO’s strong position with mid-market clients, and to provide clients in this segment with high-quality and innovative products and services from across the Group. In other words, our strategy is aimed at combining local client intimacy and global product excellence.

We serve our mid-market consumer and commercial clients - the bank’s ‘sweet spot’ client segments - primarily through our five regional Client BUs: the Netherlands, Europe (including Antonveneta in Italy), North America, Latin America and Asia.

The consumer mid-market segment includes mass affluent customers served by our regional Client BUs, as well as the majority of our private banking clients served by BU Private Clients. The commercial mid-market segment includes a significant number of medium-to-large companies and financial institutions served through our regional Client BUs.

These clients typically require a local banking relationship, an extensive and competitive product suite, an international network, efficient delivery, and, for corporates, sector knowledge. With our range of businesses and capabilities we can deliver on all of these requirements, in many cases uniquely so.

The dominance of the mid-market in our strategy does not diminish the importance of the top and bottom end of our client pyramid. In serving our top private banking clients, we are able to develop innovative investment products that can later be offered to our mid-market consumer clients as well. At the same time, serving large multinational corporations enables us to strengthen our industry knowledge and product innovation, both of which will eventually benefit our mid-market commercial clients. Both the mass retail segment and the small business segment deliver the necessary scale and act as a feeder channel for future mid-market clients.

We aim to continue to improve our strategic position by winning more clients in our chosen markets and client segments, and by making carefully targeted investments that enhance our corresponding product capabilities. Our activities in Italy and the emerging markets in Europe and Asia are clear examples of how our growth strategy is applied.

The acquisition and integration of Antonveneta, a new part of ABN AMRO, was completed in 2006. This acquisition further increases our footprint in the promising Italian market. Meanwhile, the BUs Europe and Asia are successfully exploiting the attractive opportunities that are opening up in several emerging markets. BU Asia is focusing specifically on Greater China (encompassing the People’s Republic of China, Hong Kong and Taiwan), India, Pakistan, Singapore and Indonesia.

Our Business

In January 2006, ABN AMRO moved to reinforce its mid-market focus and realise the benefits of being one bank more effectively by adopting a new structure. This structure enables us to share expertise and operational excellence across the Group with greater impact.

ABN AMRO’s Group structure comprises:

• seven Client BUs

• three Product BUs

• two cross-BU Segments

• Group Functions

• Services

The seven Client BUs consist of five regional BUs (Netherlands, Europe including Antonveneta in Italy, North America, Latin America and Asia) and two global BUs, Private Clients and Global Clients.

The three Product BUs (Global Markets, Transaction Banking and Asset Management) support the Client BUs by developing and delivering products for all of our clients globally.

We bind all our Client BUs together through a cross-BU Consumer Client Segment and a cross-BU Commercial Client Segment. These Segments drive winning formulas across our various geographies, and work with the Product BUs to deliver high-quality solutions to clients.

Group Functions delivers value-added support across the Group in areas ranging from Risk to Finance and from Human Resources to Sustainability, while always balancing global control with local flexibility and expertise.

Services continues to focus on increasing our operational efficiency through Group-wide consolidation and standardisation.

As we are embedding and mainstreaming sustainable development in our daily business operations, various examples of how sustainability is applied are included in the description of our BUs.

As it is customary for ABN AMRO to share the financial results of its Private Equity business separately, a description of its operations is included as well.

For the financial results of the Group and each individual BU, please refer to “Item 5. Operating and Financial Review and Prospects”. The financial results of BU Global Markets and BU Transaction Banking are reported in the regional BUs.

Business Units

Client BUs

BU Netherlands

Serving a vast and diverse client base that comprises consumer and commercial clients, BU Netherlands is at the forefront of the Dutch banking industry. BU Netherlands employs approximately 21,800 people and serves its clients through a network of 561 bankshops, 78 advisory branches, five dedicated mid-market corporate client units and two large-corporate client units. BU Netherlands also operates some 1,600 ATMs, four integrated call centres, and internet and mobile channels. BU Netherlands’ call centres and internet banking services are now every bit as important as the advisory branches for serving its small to medium-sized enterprise (SME) clients.

Strategy, products and services

BU Netherlands’ aspiration is to become the primary bank for all its chosen clients. It aims to do this by delivering a service that makes a difference and is always personal, through every channel. In line with ABN AMRO’s mid-market strategy, BU Netherlands’ key competitive advantage lies with mass affluent individuals and SMEs. BU Netherlands is a fully integrated consumer and commercial bank offering a focused range of financial products and services. Alongside its own product capabilities, BU Netherlands actively uses product knowledge from the bank’s other BUs. In addition BU Netherlands offers insurance products provided by its joint venture with Delta Lloyd.

Through its integrated multi-channel service model, BU Netherlands provides clients with financial products and services 24 hours a day, seven days a week. In 2006, BU Netherlands’ enhanced operating model − consisting of Value Centre Consumer, Value Centre Commercial and centralised mortgage activities − led to a further improvement in its operational performance, which in turn enabled it to improve its client service still further.

The alignment of the Group structure with the bank’s strategy has brought benefits for BU Netherlands. In 2006, BU Netherlands was able to increase its product sales and number of clients by leveraging the current range of Global Markets products with SME and consumer clients. The resulting combination of improved service and wider product range led to improved client satisfaction. At the same time, BU Netherlands continued to operate special service concepts for targeted client segments, such as young professionals.

Looking at the interests of Dutch society as a whole, ABN AMRO recognises the importance of entrepreneurship in sustaining economic growth. To help entrepreneurs − especially those from disadvantaged backgrounds − to start businesses, BU Netherlands has developed a special ‘StartersCoach’ credit facility through which the bank not only provides credit to start-ups, but offers coaching from experienced entrepreneurs as well. BU Netherlands also believes that entrepreneurs who do not succeed the first time should have the opportunity to start again if they have a sound business plan. This is part of BU Netherlands’ wider ambition to change Dutch society’s generally negative view on so-called failed entrepreneurs.

Bouwfonds

Bouwfonds is an international property group with three core activities: developing, financing and managing property. The business is active in both the residential and commercial markets and ranks among the Netherlands’ leading property companies.

In December 2005, ABN AMRO, in its capacity as Bouwfonds’ sole shareholder, announced its intention to sell the non-mortgage activities of Bouwfonds during the course of 2006. With effect from 1 January 2006, Bouwfonds’ mortgage business was transferred to ABN AMRO Mortgage Group, which is part of BU Netherlands.

On 31 July 2006, ABN AMRO agreed to sell Bouwfonds Property Development, Bouwfonds Asset Management, Bouwfonds Public Fund Management, Bouwfonds Holding and Rijnlandse Bank to Rabobank, and Bouwfonds Property Finance (encompassing project financing, investment financing and risk-bearing interests in projects) to SNS Bank. The share transfers to Rabobank and SNS Bank were completed on 1 December 2006.

Initiatives for 2007

In 2007, BU Netherlands will be rolling out the ‘Meerwaarde’ (‘Added Value’) strategy in both Value Centre Consumer and Value Centre Commercial. Customer advocacy is at the heart of the ‘Meerwaarde’ strategy for consumer clients, with whom BU Netherlands aims to capitalise on its position as a leading professional bank that is trustworthy and transparent, and that above all acts in the best interests of the client. The ‘Meerwaarde’ strategy will be targeted at both the mass retail segment and also the mass affluent segment, which consists of clients with more than EUR 50,000 in liquid assets or a net income of more than EUR 5,000 a month. The explicit focus with this segment will be on the acquisition of new clients. At the same time, the ‘feeder’ function of mass retail services will be strengthened by focusing on young professionals and top-end mass retail clients. To achieve this goal, BU Netherlands will continue to invest in people, processes and systems.

With commercial clients, the ‘Meerwaarde’ strategy will strengthen BU Netherlands claim to be a true partner in business by giving priority to investments in employees, internet and innovation. Investing in these areas will help BU Netherlands to fulfil its promise to act as enabler for its clients’ businesses, by supporting them with integrated financial advice and solutions based on thorough knowledge and international expertise.

BU Netherlands and BU Europe together will play a key role in ABN AMRO’s implementation of measures to comply with the EU’s Markets in Financial Instruments Directive (MiFID) and will seek to benefit from the business opportunities that arise as a result.

BU Europe

BU Europe (excluding Antonveneta in Italy)

BU Europe brings together all of ABN AMRO’s activities in 27 countries: 23 countries in Europe (excluding the Netherlands) along with Kazakhstan, Uzbekistan, Egypt and South Africa. BU Europe employs approximately 8,000 people, including support functions serving all BUs operating in the region.

BU Europe provides its consumer and commercial clients with a focused range of financial products and services. Its regional strategies and operations are closely aligned with those of ABN AMRO’s global BUs.

Strategy, products and services

In 2006, BU Europe focused a significant proportion of its efforts on improving its profitability by taking various measures and aligning its commercial activities and back-office services with the new Group structure.

BU Europe’s strategy is to target ‘sweet spot’ clients, encompassing financial institutions, public sector organisations, mid-market and large corporations and mass affluent consumer clients. This strategy is executed by combining intimate local client knowledge with global product expertise, network capabilities and a global services platform. A number of revenue-enhancing initiatives have been put in place to help drive organic growth, such as focusing on financial institutions and the public sector, strengthening the consumer banking activities, and developing a new delivery model for mid-market clients.

BU Europe’s revenues from financial institutions and public sector clients have increased by improving the focus on origination and delivery of products to these client groups. Special attention is paid to the delivery of derivatives and private investor products, complemented by Transaction Banking and other Global Markets products. This approach has proven to be very successful.

BU Europe has been grown its consumer banking activities in selected countries, with a focus on high-growth emerging market economies. This will enable consumer banking to make a substantial contribution to BU Europe’s overall performance within the next few years.

In 2006, BU Europe developed a new sales and delivery model for mid-market commercial clients. By bundling products that meet the most frequently occurring client needs, combined with simplified back-office processes, the BU has created the foundation to enhance its services to mid-market clients, leading to greater volumes supported by a lower cost base. This new service concept will be rolled out in 2007 in selected markets.

In 2006 many new sustainability initiatives were launched across BU Europe, thereby contributing to ABN AMRO’s sustainable development strategy and inspiring its employees. These initiatives included the launch of new products, such as water certificates aimed at private investors. Employees continued to volunteer their professional skills on a pro bono basis to support their local communities. Staff participation in community involvement programmes included projects in conservation work, mentoring young people, running career workshops for early school leavers, and reading with children.

Initiatives for 2007

BU Europe is committed to return to profitability in 2007 and will continue to pursue its organic growth strategy aimed at mid-market corporations, financial institutions, public sector organisations and consumer clients. BU Europe will also seek to improve its performance by reducing the cost base through the implementation of a common services platform and the elimination of inefficiencies in processes, support functions and client coverage models. Key initiatives in 2007 will include improved capital management and the reallocation of capital between different client segments and locations. As part of this, BU Europe aims to improve its returns on capital by focusing increasingly on the emerging markets of Eastern Europe and Central Asia. Financial institutions and the public sector segment will remain key growth areas for BU Europe.

During 2007, BU Transaction Banking will be developing new products for ABN AMRO’s European client base that will be compliant with the new Single Euro Payments Area (SEPA) infrastructure. These products include new cross-border payments, insourcing solutions for financial institutions and payment card propositions. Together with BU Global Clients, BU Europe will invest in delivering dedicated industry expertise to regional clients.

BU Europe and BU Netherlands together will play a key role in ABN AMRO’s implementation of measures to comply with the EU’s Markets in Financial Instruments Directive (MiFID) and will seek to benefit from the business opportunities that arise as a result.

Antonveneta

ABN AMRO acquired a majority stake in Antonveneta in January 2006 and launched a tender offer for the remaining shares on 27 February 2006. It acquired 100% of the bank in July 2006 after it exercised its right to purchase the shares it did not yet own following its tender offer.

The integration of Antoveneta into the Group was started early on in the year and completed in December 2006. Antonveneta’s structure and governance have now been aligned with that of the Group. However, due to the complex and protracted nature of the bid battle that preceded the acquisition of Antonveneta, it has taken time to stabilise the bank’s business operations.

Antonveneta and its main subsidiaries, Interbanca and AAA Bank, are among the leading banks in Italy, with Antonveneta holding a ranking among the top ten groups in the major banking classifications. Antonveneta has over 1,000 branches in Italy. The bank is strongly rooted in northeast Italy, where 459 of its domestic branches are located. Integrated with the branch network are more than 1,100 ATMs and about 63,000 points-of-sale, as well as home and remote banking facilities. As at 31 December 2006 its employees numbered approximately 9,600.

Strategy, products and services

During 2006, Antonveneta and its subsidiaries continued to operate successfully in the consumer banking, commercial banking, merchant banking and asset management sectors, in line with the strategy defined in its ‘2004 - 2006 Business Plan’. The results were helped by consolidation of the bank’s competitive positioning in strategic sectors. In particular, its core activities were more closely defined and further strengthened; its focus on the consumer client segment and on small and medium-sized enterprises was intensified; and services for clients were further enhanced, especially in portfolio management.

In consumer banking, Antonveneta has undertaken several important initiatives aimed at widening its activities. These include actions aimed at acquiring new clients and retaining existing ones, as well as strengthening the bank’s residential mortgage lending − a booming sector in Italy.

With regard to commercial clients, Antonveneta has been able to focus its lending activities on those companies most involved in the Italian economy’s current growth phase, thanks partly to the strong presence and efforts of its branches and ‘unità imprese’ (corporate units), and partly to synergies with Interbanca, its specialist medium- and long-term financing and merchant banking subsidiary.

In asset management and more generally in portfolio management, Antonveneta and its subsidiary AAA Bank continued to help investors to diversify their financial assets.

As regards operations, Antonveneta has undertaken a number of initiatives to capitalise on potential synergies with ABN AMRO, creating full alignment between the structures of ABN AMRO and Antonveneta and improving operational efficiency and effectiveness in the process.

Initiatives for 2007

On 11 December 2006, ABN AMRO and Antonveneta announced plans for the further development of Antonveneta, which include transforming the consumer bank, strengthening the commercial bank and building the private bank. Antonveneta’s new organisational structure is inspired by the ABN AMRO Group model. This model, adjusted to suit the specific attributes of the Italian marketplace, maintains the bank’s focus on its clients − both individuals and SMEs − as well defining a matrix organisation that enhances its ties to the Group’s functions. This renewed focus on clients will be put into effect both through new products and personalised services, including those made possible by ABN AMRO’s deep-rooted and widespread international structure, and also through ongoing innovations in operational skills and communications at Antonveneta. The last feature will become evident immediately in the bank’s relationship with all its stakeholders and the entire domestic community, thanks to the completion of the rebranding process.

In the Italian banking system, Antonveneta will be characterised as a strongly rooted bank, able to support Italian businesses in their ongoing process of integration into the international economy.

BU North America

ABN AMRO’s sizeable North American operations, collectively called BU North America, are headquartered in Chicago, Illinois, home of LaSalle Bank Corporation. BU North America also includes ABN AMRO’s global businesses operating in the US and Canada. With approximately 15,000 employees, BU North America serves individuals, corporations, institutions, non-profit entities and municipalities in the US and Canada through its 434 branches and offices.

A premier relationship bank with assets of nearly USD 123 billion, LaSalle Bank is North America’s 17th largest bank holding company and the 15th largest in terms of deposits. It serves its clients through a comprehensive range of channels, including more than 400 retail branches and 1,600 ATMs. Access to ABN AMRO’s global resources allows LaSalle’s clients to tap markets virtually anywhere in the world.

Strategy, products and services

BU North America aims to establish enduring relationships with its clients by understanding their goals and providing the best and most appropriate financial products and services.

BU North America’s offerings include commercial banking services, real estate finance, personal finance, small-business services, national mortgage origination and distribution, investment banking advisory, derivatives and risk management services, and treasury, trade, trust and securities services.

BU North America remains focused on two primary client groups: mass affluent individuals and mid-market companies. An important achievement in 2006 was the successful integration of its wholesale client-services unit with LaSalle’s commercial businesses. In the process, a more efficient platform was created combining two debt capital-markets, foreign-exchange, derivatives, and loan-syndication businesses into a single delivery system.

In the consumer banking arena, BU North America continued to pursue its mass affluent strategy, which includes providing Preferred Banking services, enhancing the bank’s wealth-management and small-business services, and addressing consumers’ desire for convenience and ease of use. In commercial banking, BU North America opened offices in 2006 in San Francisco, Houston and Omaha, taking the BU’s network of regional commercial banking offices across the continent to 23.

In common with other banks, BU North America faced pressures on margins, a slowing economy and fierce competition in 2006. In response, the BU took significant steps to address these challenges and improve its financial results by focusing on what is important to its clients and operating in the most effective, efficient manner possible. Following a strategic review that covered all aspects of BU North America’s expenditure, structural changes will be effected in the North American business in 2007, including staff reductions across nearly all areas of the business and at all major locations. BU North America expects that approximately 900 positions, equivalent to 5% of the North American workforce, will be affected over the course of 2007, with most of those reductions coming in the first half of the year. The strategic review also resulted in the decision to sell ABN AMRO Mortgage Group, Inc., BU North America’s US-based residential mortgage brokerage origination platform and servicing business, to Citigroup. The sale was announced in January 2007 and closed on 28 February 2007. Consumer mortgage and home equity loans will continue to be delivered as core products by LaSalle Bank Corporation through its retail branch network.

The planned changes will help BU North America with the continuous improvement of its operations, maintain its high standards of relationship management, and ensure efficient delivery of an outstanding set of products and services to its clients.

Despite these challenges, BU North America performed well on many fronts during 2006. For example, it:

•	Expanded the amount of business it conducts with local subsidiaries of non-North American companies;

•	Increased the market share of, among others, its consumer, global securities and trust services, and loan syndications businesses;

•	Became the dominant provider of Employee Stock Ownership Plan (ESOP) loans to the mid-market;

•	Increased by more than 50% the number of cross-border, asset-based financing transactions;

•	Launched a commodity derivatives distribution business, surpassing the first-year target by 100%;

•	Greatly enhanced its hedging products;

•	Broadened the number of financial-institution clients by 25%;

•	Further reinforced its culture of innovation and collaboration; and

•	Made significant progress in building a strong culture of compliance.

BU North America also made important strides in sustainable development. As part of its Green Building Initiative, the BU hosted a programme for clients, real estate developers and employees to present the newest research on ‘green’ building. BU North America’s three main office buildings are close to achieving LEED (Leadership in Energy and Environmental Design) certification. And, to promote greater adoption of renewable energies, BU North America invested in three wind-power projects in the US and Canada.

Initiatives for 2007

For 2007, BU North America’s goal remains unchanged: to develop deep, long-term relationships with individuals, businesses, non-business institutions, its employees and the communities in which it operates. In consumer banking, this means providing each client with an exceptional experience characterised by ease of use and convenience, regardless of the channel he or she chooses. In commercial banking, it means making ABN AMRO’s global capabilities available to more mid-sized and small-business clients.

In the coming year, BU North America will continue to target its ‘sweet spot’ of mass affluent individuals and mid-market businesses - the two markets that offer the BU the greatest opportunities to distinguish itself and grow profitably.

To help exploit these opportunities, the BU will focus on collaborating across departments, business lines and continents, in order to find more and better ways to serve clients, give them offerings they want and need, make it easier for them to do business, and help them grow.

At the same time, BU North America will seek additional ways to use technology to drive business results and further differentiate itself from competitors. It also will pursue opportunities to generate additional fee-based income. At the same time, it will remain vigilant in its efforts to use capital more efficiently and manage expenses more wisely.

BU North America is committed to strengthening its culture of compliance, strong controls, ethical behaviour and unassailable business practices. This is BU North America’s formula for making good on its promises to its clients and other stakeholders - and to maintaining their enduring trust and loyalty.

BU Latin America

ABN AMRO has had a presence in Brazil since 1917. In recent years it has consolidated its already strong position in the top tier of Brazilian banks by acquiring Banco Real and Bandepe in 1998, Paraiban in 2001 and Banco Sudameris in 2003. ABN AMRO operates in the Brazilian market as Banco Real.

Banco Real functions as a fully integrated consumer and commercial bank on a nationwide basis through more than 1,900 stand-alone and in-company branches, 6,700 points-of-sale and 8,700 ATMs. Today, Banco Real is the third-largest privately owned bank in Brazil.

Since 1 January 2006, ABN AMRO’s Caribbean and Latin American operations outside of Brazil have come together with Banco Real to form BU Latin America. Outside of Brazil, BU Latin America focuses primarily on the commercial client segment, although in Paraguay and Uruguay it also focuses on the consumer client segment. Currently, BU Latin America has approximately 28,000 employees. The Brazilian operations are BU Latin America’s largest in the region by a substantial margin.

Strategy, products and services

Banco Real aims to differentiate itself by satisfying client needs through the offering of a  focused range of financial products and services and by establishing close, long-term and sustainable relationships with its consumer, private and commercial clients.

Van Gogh Preferred Banking services, which Banco Real offers to its mass affluent clients across Brazil, reinforce the bank’s international identity and provide a key aspirational element within its consumer banking strategy.

Through the Aymoré franchise, BU Latin America is also a major player in the Brazilian consumer finance business. Aymoré has relationships with more than 15,000 active car dealerships distributing vehicle financing and other consumer goods financing nationwide.

The commercial banking operation uses a single product platform and sophisticated segmentation to enhance its focus and efficiency − thereby enabling Banco Real to deliver a seamless product offering for multinational corporations and to capitalise on its large mid-market commercial client base, served by specialised regional and mid-market relationship management teams. This approach has enabled the bank to capture new business opportunities throughout the current economic cycle and increase its market share among commercial clients, strengthening its position as one of Brazil’s leading commercial banks.

During the year, Banco Real’s consumer and commercial banking activities enabled it to achieve strong credit portfolio growth and the highest credit-to-total-assets ratio among the main Brazilian banks. On the other hand, in common with other players in the Brazilian market, the bank suffered a significant deterioration in its provisioning during the first half of 2006, due to an increase in delinquencies in the market.

However, it should be noted that Banco Real achieved better provisioning results than its peers. This was testament to the risk management department’s consistent efforts to mitigate growth in provisions, including maintaining constant close monitoring of the portfolio, approaching debtors through different channels and selling off portfolios of bad loans.

In the other countries in which BU Latin America is active (Argentina, Chile, Colombia, Ecuador, Mexico, Paraguay, Uruguay and Venezuela), revenue generation in 2006 was focused primarily on credit activities. Consumer markets and ‘sweet spot’ commercial banking activities have been thriving and show further potential for growth, mainly driven by the growth in credit usage and ‘bankarisation’ (i.e. clients’ growing tendency to use banking services from duly regulated, formal financial institutions). However, competition in these countries has been increasing, as competitors from outside the region are once again targeting investments within it.

ABN AMRO is widely recognised as a pioneer and leader in the development of sustainable bank-society relationships in Brazil. BU Latin America’s long-standing recognition of the importance of ethical principles in the way it does business has now developed into a strong overall commitment to society and the environment.

Banco Real has been named one of the best companies to work for in Brazil for the fifth consecutive year in a national business survey. It also undertakes several socially responsible initiatives such as implementing Brazil’s first carbon credit transaction in 2006, applying an environmental, social and ethical risk policy to project finance, and providing microfinance services. By year-end 2006, BU Latin America’s microfinance business reached out to 11,500 Brazilian clients, compared with 8,300 clients in 2005. The BU’s microfinance business has evolved from a pilot to a sizeable business activity; it is now active in over 70 communities in nine cities across Brazil. In 2006, BU Latin America’s microfinance business reached break-even. In addition, the BU now offers a range of social and environmental financing products, which are specifically geared towards promoting better consumption and management of natural resources by companies, encouraging professional improvement and training by individuals and reinforcing the inclusion of socially disadvantaged people.

Initiatives for 2007

In 2007, BU Latin America aims to continue to optimise the performance of its operating platform through a segmented approach to financial services. It will support and service individuals, entrepreneurs and small to medium-sized business owners. Hand-in-hand with its help for these major drivers of economic growth, it will contribute both to Brazil’s and Latin America’s development and to the sustainability of ABN AMRO’s businesses.

The Aymoré consumer finance franchise plans to maintain its leading position in vehicle financing, by expanding new brand/dealer relationships and elongating financing terms at the same time as extending its acquisition finance activities to cover more types of goods. The bank’s consumer finance client base will also provide an excellent cross-selling platform for Banco Real’s retail banking business.

BU Asia

ABN AMRO has been operating for well over 100 years in several Asian countries including Indonesia, China, Singapore and Japan. BU Asia now covers 16 countries and territories, operating through 165 branches and offices

(excluding those of Saudi Hollandi Bank, in which ABN AMRO has a 40% stake). BU Asia’s client base includes commercial clients as well as consumer and private banking clients. It employs approximately 14,000 people, including support functions serving all BUs operating in the region. Its employees’ ability to combine global expertise with intimate knowledge of their local markets enables BU Asia to offer world-class financial products and services to its clients across the region.

Strategy, products and services

BU Asia puts its aggressive growth strategy into effect by combining ABN AMRO’s global structure, products and expertise with its local knowledge and client relationships. To build and sustain these relationships, BU Asia provides its banking services through a consumer client and a commercial client segment.

With nearly 5,300 employees in eight countries, the consumer client segment focuses on delivering market-leading wealth management and consumer finance services − including Van Gogh Preferred Banking − to its Asian client base through 79 branches.

In 2006, BU Asia maintained its strong focus on the growth markets of China and India, where it opened five and three new branches respectively. A further four branches were opened across the BU’s other operating countries.

BU Asia’s credit cards business also expanded rapidly, with the number of cards issued in 2006 exceeding the previous year’s issuance by over 19%, and ending net receivables reaching records levels across the operating countries. These results were achieved despite the credit crisis in Taiwan, which affected all players in that market and resulted in higher defaults. BU Asia’s Taiwan business was successful in achieving lower losses than most other major issuers, and well below the market average.

The commercial client segment is comprised of 550 staff serving more than 10,000 corporate, financial institution and public sector clients. With coverage in 16 countries and territories, the commercial client segment is structured around in-country relationship management teams supported by smaller, regional industry-focused teams. It provides clients with a broad spectrum of products and services across Global Markets, Transaction Banking, Lending, Mergers & Acquisitions and Equity Capital Markets.

Through BU Asia’s strategy, both the consumer client and commercial client segments aim to increase revenues significantly on a continuing basis and retain leading positions in several key markets.

Sustainability is a key component of BU Asia’s strategy and the success of the microfinance business in India is a great example of this. Started less than three years ago, ABN AMRO has emerged as an important player in microfinance and continues to be one of the largest foreign banks in the sector. Partnering with over 25 microfinance institutions and reaching across eight states in India, the portfolio grew by 93% year on year. By year end 2006, BU Asia’s microfinance business reached out to more than 340,000 households compared with 178,000 households in 2005. The BU’s microfinance business in India continues to operate profitably.

Initiatives for 2007

The year 2007 will be important for BU Asia in its continuing drive to realise its long-term goals. The key focus in 2007 will be on sustaining its strong revenue growth, increasing new client acquisition rates, deepening existing client relationships, and retaining and recruiting high-quality staff.

The consumer client segment will concentrate on deepening the Van Gogh Preferred Banking value proposition for its mass affluent client base, increasing the breadth of BU Asia’s product sub-segments, and expanding distribution channels through its branch network and internet banking.

The commercial client segment will continue to enhance its product offering through ongoing product development. Both BU Transaction Banking and BU Global Markets will continue to improve and expand their product offerings across the Asian region. Furthermore, the Commercial Client Segment plans to extend and strengthen its position in the SME and mid-market client segments.

BU Global Clients

BU Global Clients serves a group of clients who demand the most sophisticated financial solutions customised to their specific needs. These clients are attracted to ABN AMRO by the industry expertise of the BU’s bankers, who can deliver the required financial solutions by accessing both ABN AMRO’s network and the broad range of products across the Group’s portfolio. The product innovation and accumulated experience that result from working with these clients actively drives the development of high-quality solutions for all clients of the bank, both within BU Global Clients and across the regional BUs.

The four client industry groups that BU Global Clients serves are Financial Institutions & Public Sector; Telecommunications, Media & Technology; Energy & Resources; and Global Industries (including Automotive, Consumer and Global Industrials). BU Global Clients also comprises dedicated Mergers & Acquisition and Equity Capital Markets teams.

BU Global Clients is organised around six hubs (Amsterdam, London, New York, Hong Kong, Sao Paulo and Sydney), and directly employs around 980 people. The financial results of BU Global Clients also reflect the contribution of 230 people employed by ABN AMRO Mellon, a joint venture with the Mellon Financial Corporation that provides global custody and value added services to institutional investors worldwide.

Strategy, products and services

In order to meet the sophisticated financing, advisory and risk management needs of its multinational client base, BU Global Clients’ bankers access products and services, including specialist commercial banking coverage, from ABN AMRO’s regional BUs, BU Global Markets and BU Transaction Banking. Simultaneously, Global Client’s hub-based industry bankers deliver their knowledge to the regional clients. This structure allows BU Global Clients’ industry expertise and Mergers & Acquisitions and Equity Capital Markets products to be made available to all chosen clients across the bank in support of the overall Group strategy.

BU Global Clients’ senior relationship bankers and industry teams are dedicated to maintaining a strategic dialogue in order to create tailored structured financial solutions, while the Mergers & Acquisitions and Equity Capital Markets teams support origination, execute and deliver product and advisory services on strategic issues ranging from mergers and acquisitions, divestitures and takeover defences, corporate restructurings and strategic alliances. Via the ABN AMRO Rothschild joint venture, the Equity Capital Markets team offers a full range of Equity Capital Markets products and related advisory services.

Through its strong and established client relationships, BU Global Clients is consistently active in its contribution to the Group’s sustainability development initiatives. BU Global Clients realises that many of its clients face global challenges ranging from climate change effects, security issues, health issues and demographic shifts in their customer base, to poverty alleviation and environmental issues. BU Global Clients’ knowledge and understanding of these challenges allow its senior relationship bankers to engage with their clients to address their challenges and create new business opportunities, balancing people, planet and profit considerations. In addition, although BU Global Clients is not responsible for its clients’ and suppliers’ businesses, it is serious about the responsibility for selecting the businesses and transactions they want to deal with; its client-facing teams have environmental, social and ethical risk filters available to determine the clients’ commitment to act responsibly.

Initiatives for 2007

In line with ABN AMRO’s overall desire to improve returns, BU Global Clients aims to deliver a sustainable return on assigned risk capital of 20% in 2007 and beyond. The BU has identified a range of measures to achieve this target. These measures are designed to foster both revenue growth and product cost efficiency especially from BU Global Markets and BU Transaction Banking. This will lead to a reallocation of capital and people towards fast-growing market segments in which the bank is able to benefit from its strong position. In addition, BU Global Clients already has exceptionally strong relationships and high share of chosen clients’ wallets in the telecommunications, healthcare, metals/mining and consumer/retail industries, and will focus in 2007 on strengthening the relevant industry groups and driving growth in these sectors by providing idea-led coverage to its clients.

Further resources will be allocated to the growing financial institutions sector, with a greater focus on growth segments (such as insurance companies and pension funds/investor clients) and strengthening of dedicated solution teams.

BU Private Clients

BU Private Clients offers private banking services to wealthy individuals and institutions with EUR 1 million or more in net investable assets. With Assets under Administration of EUR 140 billion in 2006, BU Private Clients is one of the top five private banks in Europe and ranks among the largest private banks worldwide. BU Private Clients has more than 3,300 employees, operating in 23 countries from 103 branches.

The needs of wealthy clients vary greatly. Therefore, BU Private Clients tailors its services to suit the requirements of well-defined client segments and their different sources of wealth. Across all segments, the BU’s consistent focus on building strong relationships and being engaged with its customers is key to its success. BU Private Clients’ products are based on an open architecture model, enabling the BU to offer its clients the best available products regardless of the actual provider.

Strategy, products and services

BU Private Clients’ private banking strategy for Europe is differentiated by its ability to nourish local brands while giving them the support of a strong international institution. BU Private Clients continues to be a leading player in private banking in the Netherlands and France, and has strong positions in Switzerland, Germany, Luxembourg and Belgium. Its position was further strengthened in 2006 by the successful integration of Bank Corluy into Private Clients Belgium, the acquisition of a majority share in VermogensGroep in the Netherlands, and the merger in France of Banque de Neuflize and Banque OBC, creating Neuflize OBC. BU Private Clients’ status as a leading player in Europe continues to be supported by its strong revenue growth in specific markets, including the Netherlands, France and Belgium.

To accelerate growth in Asia, BU Private Clients promotes the use of its client engagement model and focuses on building a stronger sales force, and refining its product offer in the region. The BU has made further strides within Private Clients Asia in its Indian Private Banking unit including increases in customer engagement and well-received product innovations, such as becoming one of the first providers to offer its clients capital protection instruments. In cooperation with BU Latin America, BU Private Clients is expanding its presence successfully in the growing Brazilian market by opening a new branch in Sao Paulo.

The strategic divestments made in 2006 − the sale of our businesses in Monaco and Denmark − will allow BU Private Clients to focus on growth in other private banking markets and further enhance the efficiency of its global structure.

As the International Diamond and Jewelry Group’s (ID&JG’s) strategic focus on credit products has only limited alignment with the activities of BU Private Clients, it was decided to separate ID&JG from this BU. From 1 January 2007, ID&JG reports directly to the Managing Board.

Finally, the successful completion of ABN AMRO’s Client Acceptance and Anti-Money Laundering (CAAML) policy within all BU Private Clients units was another important step forward during the past year.

Initiatives for 2007

BU Private Clients has set an ambitious growth target for Assets under Administration by 2010. It aims to meet this target by achieving strong organic growth and optimising its global reach through further strategic acquisitions in selected markets.

On 1 January 2007, BU Private Clients launched its private banking business in Italy. During the coming year the BU will further build its Italian domestic private banking business, strengthening the BU’s European franchise in the process. In all its other chosen markets, BU Private Clients will continue to build scale to improve its competitive position and efficiency throughout 2007.

A further area in which BU Private Clients will increasingly seize opportunities during 2007 is the Private Wealth Management segment. This segment, which consists of clients with more than EUR 25 million in liquid assets, is growing at a fast pace. To address its specific needs, BU Private Clients is expanding its service offering and creating dedicated Private Wealth Management units throughout Europe. In targeting this segment, the BU will actively leverage the expertise of VermogensGroep.

BU Private Clients believes that the commitment of its employees and clients is indispensable to the BU’s efforts to reach its ambitious growth objectives. With this in mind, BU Private Clients will remain focused on its employee and customer engagement initiatives in 2007. Additionally, in order to make a positive contribution to sustainable development, BU Private Clients has developed a focused range of new sustainable investment products, which will be launched in 2007. Going forward, the BU aims to integrate sustainability considerations increasingly closely into its investment advice to clients.

Product BUs

BU Global Markets

BU Global Markets helps to drive the current and future growth of ABN AMRO by delivering product solutions that meet the diverse capital markets requirements of the bank’s chosen clients. BU Global Markets is organised into four core areas: Equities (multi-product trading and distribution); Financial Markets (multi-asset-class trading and distribution); Fixed Income Capital Markets (integrated cross-border fixed-income origination); and Structured Lending (syndicated and structured loans). The BU Global Markets team is made up of approximately 3,500 employees with hubs in Amsterdam, Chicago, Hong Kong, London, New York, Singapore and Sydney.

Strategy, products and services

BU Global Markets combines the Group’s global product expertise with local client intimacy. It develops innovative solutions for financial institutions, mid-market clients and sophisticated multinationals, working in close cooperation with the regional and global Client BUs.

Throughout 2006, BU Global Markets built up increased momentum across all lines of business, delivering operating income growth in each core area and in each of the bank’s five regions. The BU surpassed its commitment to achieve a five percentage point improvement in its efficiency ratio for 2006, through a series of initiatives delivering sustained improvement in productivity and efficiency and providing a further platform to build on.

Key actions in 2006 included:

• Focusing investment in areas of established product strength (for example the Private Investor Product franchise) and in support of key growth opportunities (including structured and derivative products);

• Tighter cost control;

• Greater discipline in choices about the BU’s participation in certain products or regions, based on the extent to which particular activities explicitly support its chosen client base (for example the sale of the BU’s Global Futures business and the withdrawal from US Treasury primary dealer activities); and

• A number of human resource initiatives aimed at developing and supporting a high-performance culture, including tighter alignment of reward.

In delivering this improvement in performance, BU Global Markets has continued to build on its established reputation for innovative, sustainable product solutions that incorporate social and governance considerations. For example, in 2006 BU Global Markets developed socially responsible solutions across a number of business lines:

• The Commodity Derivatives team started trading on an over-the-counter basis in EU allowances and building a pipeline of potential carbon credit trades under the Kyoto protocol scheme;

• Equities established a market leading position in listing some of the first ‘carbon’ businesses; and

• Structured Lending developed new products backed by emissions allowances and carbon credits.

In addition, the Private Investor Products business succesfully introduced a range of eco-related products in 2006. It is expected that revenues from this product line will grow significantly in 2007. BU Global Markets’ portfolio includes index-based products in water and clean energy as well as sector-based solar and biofuels indices.

Initiatives for 2007

The focus of BU Global Markets in 2007 will be on continuing to deliver against its efficiency target from the stable base established during the past year. Critical to this will be the achievement of material growth by providing BU Global Markets’ product solutions to the target ‘sweet spot’ client base.

Based on the structural improvements realised in 2006 and the momentum created across all business lines, BU Global Markets has brought forward its profitability improvement plans. It is now targeting an efficiency ratio of 75% for 2007, which it aims to achieve through a combination of revenue growth and tight cost control.

There is significant scope for further increases in revenues and improvements in BU Global Markets’ efficiency ratio by more effectively leveraging the BU’s product offering with the Group’s existing clients, particularly the commercial and financial institution client segments that the Group is targeting. Financial institutions have underpinned much of the revenue growth in 2006 and are a particular area of emphasis for 2007 and 2008.

BU Global Markets will continue to analyse all aspects of its business and make participation choices that give the BU the best opportunity to serve ABN AMRO’s clients profitably. In order to do this, it is willing to forgo market share in certain products or regions where these activities do not support the bank’s targeted clients. At the same time, BU Global Markets will continue to invest in its infrastructure and in its people, continuing to build and maintain a high-performance culture.

BU Transaction Banking

BU Transaction Banking provides cash management, trade services and payment cards for all of ABN AMRO’s client segments, across all regions worldwide. Bank accounts and payments services lie at the core of BU Transaction Banking’s activities and at the heart of the bank’s client relationships. Across all segments, these services provide the foundation for cross-selling, enabling us to expand the relationship with each client. With a focused team of approximately 1,600 mainly regionally based staff, BU Transaction Banking provides services in more than 50 countries and handles billions of transactions every year.

Strategy, products and services

Marked by good progress in several key areas, 2006 was a good year for BU Transaction Banking. These included growing the BU’s overall business by 13%, making continued progress with its client satisfaction indices, increasing its footprint for web-based delivery to all major locations, providing thought leadership in the debate surrounding the Single Euro Payments Area (SEPA) and further improving its recognition in the marketplace by winning eight major awards. BU Transaction Banking continued to make solid progress towards achieving its strategic objectives − to increase its scale, expand its cross-border business and invest in selected growth markets.

Transaction banking is a scale-driven business that requires investment in state-of-the-art technology. BU Transaction Banking is tackling this challenge by growing its business with financial institutions and capitalising on opportunities in Europe arising from the implementation of SEPA and the Payment Services Directive. ABN AMRO’s global capabilities give BU Transaction Banking a competitive advantage in terms of insourcing business from other banks, enabling it to engage in a worldwide effort to win mandates in a number of product areas, with particular strength in trade processing services. SEPA will level the playing field in Europe and enable the bank to build scale by offering payment products seamlessly across the eurozone.

Since ABN AMRO is one of the top global players in the transaction banking industry, and cross-border payment flows are forecast to grow significantly over the next decade, BU Transaction Banking is well-placed to capture a larger share of this business. Global expansion is encouraging mid-market companies to seek out lowest-cost sourcing and to move into new geographic markets. BU Transaction Banking is already capitalising on these trends successfully by intermediating both sides of transactions via its supply chain solutions, and by helping its commercial clients to manage the flow of both funds and goods as they expand into international markets.

BU Transaction Banking believes there are good opportunities to grow its business further and faster, particularly in Asia and Eastern Europe. The BU’s strategy is to invest in key growth markets to maximise the opportunities available in these fast-growing economies, and the results show that the BU is on track to achieve these goals.

BU Transaction Banking actively supports ABN AMRO’s sustainability related initiatives through the bank’s regional BUs. The Mobile Banking initiative for microfinance in India is an example of the BU’s active engagement. The appointment of BU Transaction Banking’s CEO Ann Cairns as Chairwoman of the ‘ABN AMRO Foundation’, the bank’s charitable poverty alleviation organisation, will further support the BU’s efforts to foster sustainable development.

Initiatives for 2007

BU Transaction Banking’s strategic focus in 2007 will continue to be on increasing its scale and cross-border business volume as well as investing appropriately in selected growth markets. Other objective on the BU’s list of priorities include improving its infrastructure to maximise the advantages the BU’s scale provides, and focusing on integration to gain greater efficiencies.

The acquisition of Antonveneta in Italy has provided ABN AMRO with a large domestic transaction banking presence in the country. BU Transaction Banking’s objective for 2007 is to drive forward a strategic agenda for the Italian market aimed at realising potential synergies and maximising the value of growth opportunities.

The high-quality earnings generated by BU Transaction Banking’s business provide a stable and predictable annuity stream with an attractive return on equity. The BU’s goal is to continue to build scale in this business in order to increase the returns to the bank even further. To help it do this, the BU will reduce unit costs by driving more volume through its infrastructure, leveraging its expertise and solid reputation to grow processing volumes insourced from other financial institutions. BU Transaction Banking will also build scale by improving its share of business from growth markets and by capitalising on the opportunities to expand its footprint in Europe as a result of SEPA.

BU Asset Management

BU Asset Management is ABN AMRO’s global asset management business, managing approximately EUR 193 billion in specialist mandates and mutual funds. BU Asset Management has more than 1,500 employees and operates in 26 countries worldwide, offering investment products in all major regions and asset classes. Its products are distributed directly to institutional clients such as central banks, pension funds, insurance companies and leading charities. Funds for private investors are distributed through ABN AMRO’s consumer and private banking arms, as well as via third-party distributors such as insurance companies and other banks. The business from institutional clients represents just over half of the assets managed by BU Asset Management. Consumer and third-party clients account for a further 30%, and the remainder is in discretionary portfolios managed for BU Private Clients.

Strategy, products and services

For BU Asset Management, 2006 represented the third year of a strategic programme to focus on markets in which it can establish critical mass and build sustainable profitable growth, both for the bank’s shareholders and its clients. BU Asset Management acquired International Asset Management, a leading ‘fund of hedge funds’ manager, in February and completed its integration in May, enabling the BU to provide its clients with a broader range of specialised investment capabilities and enhanced expertise from a trusted provider.

April saw the sale of BU Asset Management’s US mutual fund business to Highbury Financial Inc. This enabled the BU to strengthen its position in the US by concentrating on the institutional marketplace - BU Asset Management’s core US business, representing more than USD 35 billion in Assets under Management. The sale involved 19 mutual funds accounting for USD 6 billion, the management of which remains with BU Asset Management.

In June, BU Asset Management increased its share in its Beijing joint venture to the 49% maximum permitted by Chinese law, and changed its local partner from XiangCai Securities to Northern Trust, a member of Tianjin TEDA holdings - a major conglomerate with assets of approximately EUR 8 billion. Additionally, the BU raised the joint venture’s registered capital to EUR 18 million from EUR 10 million to facilitate its foray into the institutional portfolio management business and the qualified domestic institutional investor business, allowing domestic offshore investment.

In July, the BU divested its onshore Taiwanese asset management business to ING Group. BU Asset Management will now provide retail and third-party distributors in this market with a focused range of offshore investment opportunities and services. These achievements further underline the BU’s commitment to focus on high-quality assets, profitable businesses, growth, and leveraging its global capabilities.

Throughout 2006, BU Asset Management’s socially responsible investment (SRI) initiatives gained momentum, with products that allow clients to invest in companies that work towards sustainable development. The BU offers more than 20 SRI funds. These funds invest in companies that maintain rigorous environmental, social and corporate governance criteria, while also showing solid performance. BU Asset Management believes its clients will benefit from investing in its SRI funds because companies that protect the environment, have good relations with their employees and communities, and have strong corporate governance policies, are better investment options in the long term.

BU Asset Management is also committed to integrating environmental, social and governance factors into its (non-SRI) investment processes. This process is reflected in the United Nations Principles for Responsible Investment, which the BU signed onto in May 2006.

Initiatives for 2007

BU Asset Management will remain committed to its private, consumer and commercial clients, operating on a global basis, while delivering high-quality service and solutions to clients via strong local presences. Having successfully completed its strategic programme in the past three years, 2007 will see the BU embark on the strategic journey to take it to 2010.

Part of this strategy will involve building closer links with other parts of the bank - particularly the consumer and private banking channel - in order to deliver better customer experience and maximise returns for the Group. As part of the Group’s integration of Antoveneta, BU Asset Management will merge its asset management operations and expand into the important Italian market. The BU will pursue organic growth in all regions where it operates, with a particular focus on growth opportunities in North America and Asia. In the year ahead, the BU will continue to examine its product portfolio with a view to optimising its capabilities and the performance of its major products. On a service level, the BU will further strengthen its core business by placing emphasis on sales and client retention.

Cross-BU Segments

Consumer Client Segment

The Consumer Client Segment comprises the Consumer Banking heads of all ABN AMRO’s Client BUs. Led by a member of the Managing Board, the Consumer Client Segment meets frequently to share results and identify new opportunities for growth.

The Consumer Client Segment management agenda, which was outlined early in 2006, has a primary focus on delivering growth for the consumer business. Realising that consumer banking is a multi-local business, the Consumer Client Segment aims to leverage ABN AMRO’s global capabilities by replicating successes, driving synergies, and identifying global consumer initiatives. The ambition for growth is the guiding principle that is underlies all new initiatives.

The continued roll-out of the Preferred Banking offering in several markets is one example of ABN AMRO’s ability to export successful concepts, skills and best practice across markets. In the US, Preferred Banking has been rolled out in selected locations in Illinois and Michigan. In the same vein, the Young Professionals concept has been extended from the Netherlands to selected markets in Asia and Latin America. The adaptation of winning marketing formulas across the Group is a cornerstone of the bank’s drive to maximise the potential of the Group. Young Professionals proves its success as being a feeder of clients into the bank’s ‘sweet spot’ consumer segment.

In 2006, the Consumer Client Segment continued executing comprehensive analyses of ABN AMRO’s existing credit card operations. As a result, best practice from various areas has been shared to further improve local credit card operations. The Consumer Client Segment also seeks to expand this approach to other business areas as well.

The talent of ABN AMRO’s employees in an important factor in increasing growth in the bank’s consumer banking business. In 2006 a structural talent exchange programme was established that facilitates deployment of talent where it is needed most and helps ABN AMRO’s employees to further broaden their international and cultural skills and knowledge of consumer banking.

The priorities for 2007 will be based on the path for growth that was paved in 2006 and further investigation of opportunities for creating cross-BU synergies and advantages. The main focus will be on delivering the results of the projects that were started in 2006: enhancing the bank’s credit cards operations and rolling out winning market formulas across the Group.

Commercial Client Segment

The Commercial Client Segment encompasses all of ABN AMRO’s commercial clients, ranging from large multinationals through mid-market corporate clients to the SME client portfolios. Client relationships are maintained in the bank’s regional Client BUs and the BU Global Clients, while the Commercial Client Segment coordinates activities across both the Client and Product BUs, sharing best practice and the overall strategic framework supporting this essential component of the bank’s portfolio.

The main priorities and challenges for 2006 were to ensure that ABN AMRO’s network and product capabilities were aligned to efficiently serve the needs of the bank’s commercial client base, in a way that enhances client satisfaction and makes a positive contribution to overall shareholder value for the Group. Much of what was achieved in 2006 revolved around implementing best practice in different regions or client sub-segments.

The year 2007 will see the Commercial Client Segment execute a number of product initiatives in selected locations, such as the wider establishment of Regional Treasury Desks - which bring the basic BU Global Markets products to ABN AMRO’s smaller clients in a more efficient manner - and the roll-out of the supply chain services offered by BU Transaction Banking to a wider set of clients.

The Commercial Client Segment will continue to optimise the use of capital to ensure that selected clients and initiatives are supported, while also seeking to address those areas and clients from which the bank does not yet generate sufficient returns.

At the start of 2006, the Commercial Client Segment launched an initiative to compare the global footprint of ABN AMRO’s clients with the bank’s international structure. The analysis showed potential opportunities for incremental business contacts with clients; as a result, a coordinated and concerted effort to connect ABN AMRO’s bankers with these opportunities was initiated. This initiative is now being rolled out globally, with expected growth in network revenues of up to 20% when complete. As ABN AMRO continues to build this increased connectivity, the bank’s clients will benefit from a more comprehensive international offering.

Other businesses

 Private Equity

The business model of ABN AMRO’s Private Equity unit - branded as ABN AMRO Capital - involves providing capital and expertise to non-listed companies in a variety of sectors. By obtaining, in most cases, a majority stake, Private Equity has the ability to influence the company’s growth strategy and increase its profitability. It then aims to sell its shareholding at a profit after a number of years. Private Equity specialises in European mid-market buyouts, but also manages a portfolio of investments in Australian buyouts, non-controlling and controlling shareholdings in small to medium-sized Dutch companies (‘participaties’), and dedicated media and telecom sector investments. It operates from seven offices across Europe and Australia and has 93 employees.

Strategy, products and services

In the past two years, Private Equity has developed and implemented major improvements to its business and operational model. This programme has involved changing its investment focus from taking minority shareholdings in small to medium-sized early and later stage companies, to obtaining full control of mature mid-sized companies. Private Equity also reduced its geographical footprint, while at the same time increasing the average size of its investments. It now operates from the Netherlands, France, the Nordic countries, the UK, Italy, Spain and Australia.

This strategy change has resulted in Private Equity becoming a major player in European mid-market buyouts. In recent years it has consistently appeared in the top five most active European mid-market firms, both by number of new deals and number of exits. In 2006, the core European mid-market buyout business added nine new investments to its portfolio by investing in management buyouts, management buy-ins, secondary buyouts and buy-and-build investments. At 31 December 2006, the European buyout portfolio consisted of 46 companies in sectors ranging from consumer, industrial engineering, to support sevices and media.

In 2006, Private Equity realised seven investments in its core market segment, bringing the total of realised investments out of its 2000-2006 European buyout portfolio to 31 companies. On average, Private Equity achieved a money multiple of 2.7 times the cost of its investments in these companies.

From an operational perspective, Private Equity successfully reorganised its business in 2006 as a semi-independent subsidiary of ABN AMRO with greater autonomy in its operational and decision-making governance. The current structure allows Private Equity to raise future funding from third parties more easily if deemed opportune. Further changes to its early stage portfolio have resulted in outsourcing the management of its IT portfolio. Additionally, it sold its Life Sciences portfolio to Forbion Capital Partners. ABN AMRO will continue to be an investor in Forbion’s fund.

Initiatives for 2007

Following the reorganisation, Private Equity is in a good shape to focus solely on its regional and country activities as defined in its strategy. Private Equity believes that the Netherlands, the Nordic region and the UK represent the greatest potential for commercial and organisational synergies and will therefore focus its regional activities on the Northern European market. 2007 will be used to further integrate Private Equity’s regional teams to continue to develop the top position they hold in the mid-market buyout segment in this market. Additionally, Private Equity will continue its country activities in Australia, France, Italy and Spain.

Private Equity is continually looking for ways to improve its investment managers’ ability to identify and initiate value-enhancing strategies and initiatives at their portfolio companies. It has set up a programme of training sessions and reviews for 2007.

In the current competitive marketplace, Private Equity will use 2007 to focus on strengthening its relationships with key intermediaries, advisers and its network of existing and former managers of investee companies, in order to increase its chances to get access to proprietary dealflow.

Through its ‘participaties’ team, Private Equity is also working together with the BU Netherlands to add development and expansion capital to ABN AMRO’s product offering for small-cap commercial clients. The ‘Participaties Fund’, which was set up in 2006, will be further promoted in 2007, allowing ABN AMRO to strengthen relationships with its small-cap client base and to enhance the prospect of cross-selling its banking products to Private Equity’s small to medium-sized investments.

Group Functions

Group Functions provides guidance on ABN AMRO’s corporate strategy and supports the implementation of the strategy in accordance with the bank’s Managing for Value methodology, Corporate Values and Business Principles. By aligning and uniting functions across ABN AMRO’s BUs and geographical territories, Group Functions also facilitates Group-wide sharing of best practice, innovation and positioning to public authorities, and binds the bank in both an operational and cultural sense. Group Functions has approximately 3,800 employees.

Strategy, products and services

Group Functions aims to be a centre of excellence, exploring value-creating opportunities, providing capabilities where needed and helping BUs meet their objectives, while balancing the interests of the BUs with those of the bank as a whole. In doing so, Group Functions promotes the bank’s global brand name and the combined strength of the Group as one bank.

This mandate translates into four roles:

• Governance: Group Functions enables ABN AMRO to exist as a single entity and is responsible for corporate governance. It is in charge of compliance with regulatory and legal requirements, including compiling and reporting consolidated financial statements.

• Influencing and making policy: Group Functions adds value by assisting in the execution of the Managing

Board’s strategic guidance. It designs, implements and monitors the standards and policies within which the BUs work. It also monitors performance targets and progress towards reaching them, and provides expert advice and assistance in key areas.

• Service provision: Group Functions facilitates and exploits cross-BU synergies by providing support services in specific business areas for the Group, in close cooperation with the BUs.

• Challenging: Group Functions challenges the BUs in the execution of their business strategies.

Group Functions carries out its activities through several departments, ranging from Group Finance to Investor Relations, Group Compliance & Legal to Group Communications and Group Risk Management to Group Human Resources. In addition, Group Functions oversees the financial performance of certain shareholdings, including the 8.6% stake in Italian bank Capitalia. The sale of ABN AMRO’s 40.2% stake in Hungarian Kereskedelmi és Hitelbank (K&H Bank) to KBC Bank, which was announced on 12 December 2005, was completed on 29 May 2006. In September 2006, ABN AMRO sold its Global Futures business to UBS.

In 2006, a new organisation structure was adopted, which enabled Group Functions to be managed in a more integrated way across the various BUs within the Group. The ties between Group Functions and the BUs were further strengthened through a greater focus on internal client satisfaction.

Initiatives for 2007

On 30 October 2006, ABN AMRO announced that activities to improve operating performance in 2007 would be accelerated, among others by improving operational efficiency in Group Functions. These changes will affect more than 500 full-time equivalents (FTEs) at head office, predominantly in Risk Management and corporate IT projects, through a combination of outsourcing, offshoring and redundancies.

The strategic agenda for 2007 aims to improve operational efficiency in Group Functions and capitalise on initiatives started in 2006. This includes:

• Restructuring the Group Risk Management organisation.

• Transforming to a new HR operating model.

• Implementing the IT operating model for Group Functions more expeditiously.

• Ensuring regulatory compliance with the Sarbanes-Oxley Act, the International Financial Reporting Standards (IFRS), Basel II and the Cease and Desist Order imposed against the bank by US federal and state bank regulatory agencies in conjunction with ABN AMRO’s home country supervisor, the Dutch Central Bank.

• Further developing and implementing a standardised Management Information System infrastructure within ABN AMRO.

• Finalising the integration of sustainability into the core activities of the BUs, Group Functions and Services.

• Establishing Group Public Affairs; this new function will be in charge of effective analysis of and engagement in the global political, economic, social and environmental arenas, enabling ABN AMRO to be a responsible corporate citizen, creating competitive advantage and more value for all stakeholders.

Services

ABN AMRO’s Services organisation is responsible for delivering internal support services across the bank’s global, regional and product BUs worldwide. Its core areas are IT, Operations, and Corporate Services.

The Services organisation was created in 2006, bringing together all services units within the bank and building on the experience of the Group Shared Services (GSS) programme, which was initiated in 2004. It currently has approximately 900 employees.

Strategy, products and services

The objective of the Services organisation is to deliver best-in-class support services to ABN AMRO’s internal clients by leveraging its scale and optimising the use of shared services across the bank.

Services manages a portfolio of initiatives to deliver ‘fuel for growth’ − helping to drive the efficiency improvements that are required to enable ABN AMRO to release funds for new investments in areas with strong growth potential. These efficiency improvements, which were started at the end of 2004, are expected to realise net savings for the Group of at least EUR 900 million by the end of 2008.

In addition to making the transition to the new Group-wide organisation in 2006, Services has focused its attention on consolidating activities in Operations, further aligning the IT organisation, and accelerating planned initiatives to optimise the global property portfolio.

Services Operations

As part of the ‘fuel for growth’ strategy, Operations introduced the Services Operations initiative in April 2006. This programme comprises a portfolio of projects covering the full scope of Services Operations activities, with each project aimed at creating value by driving regional and global synergies and reducing duplication. The initiative brings together approximately 150 projects at the global, regional and local levels under a single umbrella programme, and includes large-scale systems replacements, process reengineering and consolidation, outsourcing and offshoring.

Services IT

Since ABN AMRO restructured its organisation in January 2006, all IT areas across the bank have been aligning themselves to the global multi-vendor operating model of Services IT. A number of alignment programmes are under way to ensure that the bank realises the full potential of its global outsourced technology contracts. Initial target areas contributing significant savings have been identified by these programmes, with an initial focus on the UK as part of BU Europe. Recent initiatives have included further offshoring and outsourcing of application development, rationalisation of servers and data centres, and a significant reduction in contractors and consultants.

Corporate Services

Global Property & Facilities Management Services continued to identify, coordinate and implement best practice across the ABN AMRO occupied property portfolio in 2006. This included making workspaces as efficient as possible, getting rid of surplus space and improving facilities management across the BUs.

Global Procurement continued to work in close cooperation with the other Services functions and its internal business partners to ensure best value for money from suppliers. A more rigorous category-planning process was launched in 2006, which ensures that business goals are clearly understood, that requirements are identified proactively and that sourcing plans are put in place. This approach puts the bank in a position to achieve best value from the supply market before undertaking specific transactions.

Sustainability

Services is committed to continuously improving the integration of sustainability into its workplace and business processes. In 2006, Services continued to incorporate sustainability criteria into its procurement processes, putting codes of conduct in place for products and services sourced during the year. A further important step forward was the successful piloting of a web-based reporting tool for tracking sustainability data per region, country or facility. This Sustainability Dashboard displays key data such as energy performance, which enables the bank’s various facilities to optimise their energy consumption. Services is also instrumental in the realisation of ABN AMRO’s global energy efficiency programme, targeting a reduction of 10% in Group-wide energy consumption by 2008 (compared with 2004) based on relative metrics - kWh per square meter, kWh per FTE - and with a proportionate reduction in carbon dioxide emissions.

Initiatives for 2007

Services will accelerate the delivery of its existing market commitments in 2007, while actively seeking out new opportunities to realise further efficiencies.

Services IT will concentrate on completing the implementation of its target operating model and governance. IT initiatives in 2007 will focus on further offshoring of application maintenance, consolidation of server environments and the transition of most of the infrastructure operations to the chosen vendor. In addition, a global IT product and service catalogue will be implemented to improve control of service options, quality and price for our internal clients.

New initiatives that were announced in 2006 in Services IT in BU Europe and in Services Operations will get fully under way in 2007.

Global Property & Facilities Management Services will drive further efficiencies, pursuing opportunities for continuing cost reductions and portfolio optimisation through space efficiency and surplus space elimination programmes, enhanced facilities management, and rightsizing and standardisation.

Within Procurement, preparations were made to set up a purchase-to-pay (P2P) initiative, which is planned to go into operation in early 2007. This initiative aims to achieve substantial direct efficiency savings and − more importantly − increased control, transparency and standardisation through the use of one global set of standard P2P processes and tools.

Compliance

ABN AMRO’s compliance function provides senior management with independent oversight of the core processes and related policies and procedures that ensure that the bank conforms - in both letter and spirit - with industry-specific laws and regulations, and thereby maintains the bank’s reputation. This oversight includes - but is not limited to - sanctions, monitoring of compliance standards, client acceptance and anti-money laundering, and good citizenship. The compliance function also acts in areas such as personal account dealing, conflicts of interest and the maintenance of Chinese walls.

The Managing Board is fully committed to ABN AMRO’s Corporate Values in order to preserve the bank’s integrity and reputation. By complying with the relevant laws and regulations in each of the markets in which it operates, ABN AMRO safeguards its reputation, its licence to operate, and its ability to create sustainable value for all stakeholders.

With effect from 1 January 2006, the Group Compliance organisation was restructured in order to align it further with ABN AMRO’s new BU structure. By including Country Executives in the management of compliance issues, this development has significantly improved the bank’s regulatory oversight and accountability. The new structure for compliance also places greater emphasis on global policy coordination, and on ensuring that policies are consistent across the bank’s various regions.

In December 2006, ABN AMRO received the Dutch Compliance Award. This prize is awarded annually by the Dutch Compliance Institute to organisations or individuals who have developed pioneering initiatives on compliance and integrity or have developed proposals that lead to an increase in efficiency and quality of the compliance function.

Structure

The head of Group Compliance & Legal reports directly to the Chairman of the Compliance Oversight Committee of the Supervisory Board and to the Chairman of the Managing Board.

The Compliance Oversight Committee is a major component in ensuring that the bank operates with effective, enterprise-wide compliance risk management. Its role is to supervise ABN AMRO’s compliance organisation, activities and risk profile. For more information on the Compliance Oversight Committee, please refer to “Item 6. Directors, Senior Management and Employees—C. Board practices—Compliance Oversight Committee activities”.

The Compliance Policy Committee - the governing body responsible for the global coordination of compliance across the Group - is led by the Chairman of the Managing Board. The Compliance Policy Committee takes decisions on key compliance activities and provides broad oversight of Group Compliance. The other members of the Compliance Policy Committee are the Chief Risk Officer, the chairman of the Group Business Committee, the head of Group Compliance & Legal and the heads of Group Compliance, Group Legal, Group Risk Management, Group Audit and Group Finance.

Group Compliance tasks

In accordance with the recommendations and standards of the Basel Committee on Banking Supervision, the mandate of Group Compliance is to:

• Identify risks and regulations relevant to ABN AMRO’s activities;

• Design policies and procedures to minimise regulatory and reputational risk;

• Advise, train and provide reports to senior management with regard to the regulations and compliance with these regulations;

• Promote effective compliance and ensure or oversee follow-up actions in the event of non-compliance; and

• Manage regulatory inquiries and incidents.

Enforcement Actions

Our obligations under the Cease and Desist Order - whereby ABN AMRO must take all relevant measures to improve oversight and compliance in its US branches and offices governed by US law - were a top priority for Group Compliance in 2006. ABN AMRO continues to be engaged in the US Bank Secrecy Act compliance issues and related written agreement. Investigations have had, and will continue to have, an impact on the bank’s operations in the US, including procedural limitations on expansion and the powers otherwise exercisable as a financial holding company. Also for 2007 Group Compliance will continue to advise on and assist the bank in meeting the requirements of the Enforcement Actions. See also “Item 3. Key Information - D. Risk Factors - Regulatory changes or enforcement initiatives could adversely affect our business.”

Focus areas

In 2006 Group Compliance has explicitly focused on the following areas:

Compliance Risk Assessment & Monitoring

The global implementation of Compliance Risk Assessment & Monitoring is an ambitious and challenging undertaking for ABN AMRO. All jurisdictions worldwide face heightened levels of compliance risk, as the regulatory framework and burden continues to grow in both volume and complexity. Compliance Risk Management will assist the bank’s BUs in identifying, assessing and managing their respective compliance risks.

Mindset Programme Wave II: ‘Our values in action: acting with integrity’

The focus of our ‘Mindset’ programme has continued to raise awareness and strengthen the global compliance mindset throughout the bank. Senior management’s involvement in setting the right tone from the top and communicating the importance of compliance to all staff is paying off.

Client acceptance and anti-money laundering

The Client Acceptance and Anti-Money Laundering (CAAML) policy contains the philosophy and approach to our Know Your Client (KYC) controls, with which we combat money laundering and terrorist financing. ABN AMRO aims to be at the forefront of anti-money laundering efforts around the world. Our highly-developed transaction monitoring system enables the bank to monitor and test transactions for their compliance with anti-money laundering legislation in over 50 countries.

The implementation of the global Anti-Money Laundering Oversight Committee puts in place a solid governance structure to steer ABN AMRO’s anti-money laundering agenda. A bank-wide client risk reassessment project was conducted in 2006 to ensure that, on a risk-based approach, all the bank’s clients comply with the relevant client due diligence requirements.

Group Security

Group Security contributes to a secure environment across ABN AMRO by developing global policies and standards for promoting physical security and preventing financial crime, delivering input and operational services to support the business’ commercial and strategic decisions, and investigating serious security incidents and compliance breaches. By acting in partnership with the business, Group Security provides a security framework and related services that enable the business to take ownership of its security responsibilities.

Sustainable development

To create sustainable value for all our stakeholders, we run our business responsibly. This means behaving with integrity and openness, and taking environmental, social and ethical issues into account. This approach helps us to build and sustain the trust that underpins our license to operate, and enables us to be a valued business partner for our clients. In 2006 we intensified our sustainability-related activities by focusing on providing responsible financial services, building employee engagement, protecting our assets, being accountable and transparent, minimizing our direct impact and supporting local communities. We discuss our approach to sustainability in our Sustainability Report, which is published alongside the Annual Report, or at www.abnamro.com.

General

Competition

In each of our markets we operate in a highly competitive environment. Many large financial services groups offer sophisticated banking or investment banking services to corporate and institutional customers on a global basis. In addition, in the national markets in which we operate, we compete with local banks and other financial services companies. We also compete with other banks, money market funds and mutual funds for deposits and other sources of funds. In certain jurisdictions, many of our competitors are not subject to the same regulatory restrictions to which we are subject. See also “Item 3. Key Information - D. Risk factors - Our performance is subject to substantial competitive pressures that could adversely affect our results of operations.”

Our Employees

As at 31 December 2006, we had 106,999 full-time equivalent employees (excluding the consolidation impact of private equity investments under IFRS), an increase of 14,473 since 31 December 2005. Approximately 10% of these employees hold managerial and executive positions. A breakdown of employees by business unit as of 31 December 2006, 2005 and 2004 is set forth in “Item 5. Operating and Financial Review and Prospects - A. Operating results”.

All of our employees in the Netherlands, other than senior management, are covered by one collective labor agreement which is periodically renegotiated.

We have not experienced any significant strike, work stoppage or labor dispute in recent years. Our management considers our relations with our employees to be good.

SUPERVISION AND REGULATION

Regulation in the Netherlands

General

Holding and its subsidiaries, on a worldwide basis, are regulated in the Netherlands by the Dutch Central Bank and the Netherlands Authority for the Financial Markets, or “AFM”.

The bank regulatory system in the Netherlands is a comprehensive system based on the provisions of the new Financial Supervision Act, the “FSA”, which came into effect per January 1, 2007. The FSA has replaced, among others, the Act on the Supervision of the Credit System 1992 without affecting the existing supervisory system. The FSA gives rules regarding prudential supervision (by the Dutch Central Bank) and supervision of conduct (by the

AFM). Prudential supervision focuses on the solidity of financial undertakings and contributes to the stability of the financial sector. Supervision of conduct focuses on orderly and transparent financial market processes, clear relations between market parties and due care in the treatment of clients (amongst which supervision of the securities and investment businesses).

The Bank is a “universal bank” under the terms of the FSA because it is engaged in the banking business as well as the securities business. Certain provisions of the FSA may restrict the Bank’s ability to make capital contributions or loans to its subsidiaries and to make dividends and distributions to Holding.

Supervision of credit institutions

In general, under the FSA, credit institutions are supervised by the Dutch Central Bank. No enterprise or institution established in the Netherlands may pursue the business of a credit institution unless it has obtained prior authorization from the Dutch Central Bank. Its supervisory activities under the FSA focus on supervision of solvency, liquidity and administrative organization, including internal control and risk management. If, in the opinion of the Dutch Central Bank, a credit institution fails to comply with the rules and regulations concerning solvency, liquidity or administrative organization, the Dutch Central Bank will so notify the credit institution, and it may instruct the credit institution to behave in a certain manner. If the credit institution does not respond to any such instructions to the satisfaction of the Dutch Central Bank, the Dutch Central Bank may exercise additional supervisory measures, which may include the imposition of fines.

The FSA provides that each supervised credit institution must submit periodic reports to the Dutch Central Bank. In accordance therewith the Bank files monthly reports with the Dutch Central Bank. At least one monthly report for each given year must be certified by a registered accountant. The report to be certified is selected by the registered accountant in his or her discretion.

Solvency supervision

The solvency rules require that we maintain a minimum level of total capital to support the risk-weighted total value of balance sheet assets and off-balance sheet items, the latter of which includes guarantees, documentary credits, certain interest and currency-related contracts, unused portions of committed credit facilities with an original maturity of over one year, note issuance facilities and revolving underwriting facilities, as well as the market risk for financial instruments in the trading book. This minimum level of total capital is the Capital Adequacy Ratio. The risk-weighting considers the debtor’s risk, which depends on the debtor’s classification, whether or not security is provided, and the country of origin of the debtor. The legally required minimum Capital Adequacy Ratio currently is 8.00%, however, in practice a minimum ratio of 10% is agreed with the Dutch Central Bank. The solvency rules are applied to the world-wide assets of Dutch credit institutions.

For our company, total capital consists of core capital (also referred to as Tier 1 capital) and secondary capital (also referred to as Tier 2 capital). We also are permitted to maintain an additional form of regulatory capital, Tier 3 capital, to support the market risks of financial instruments in our trading book and foreign exchange risk of all business activities. Tier 1 capital consists of those parts of shareholders’ equity and minority interests that qualify as Tier 1 capital and subordinated liabilities that qualify as Tier 1 capital. Secondary or Tier 2 capital is divided into upper Tier 2 capital and lower Tier 2 capital. Upper Tier 2 capital consists of revaluation reserves and perpetual subordinated liabilities; lower Tier 2 capital consists mainly of long-term subordinated liabilities. Tier 3 capital consists of subordinated liabilities that have a minimum original maturity of at least two years, are not subject to redemption prior to maturity without the prior written consent of the Dutch Central Bank (other than in the event of a winding-up of the Bank) and are subject to a provision which provides that neither interest nor principal may be paid if, prior to or as a result of such payment, our Capital Adequacy Ratio would be less than the required minimum.

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

See “Item 3. Key Information - Selected financial data - Selected ratios” and “Item 5. Operating and Financial Review and Prospects - B. Liquidity and capital resources” for information concerning the Bank’s capital ratios.

Capital adequacy framework (Basel II)

On 26 June 2004, the Basel Committee on Banking Supervision endorsed the publication of the ‘International Convergence of Capital Measurement and Capital Standards: a Revised Framework’, commonly referred to as Basel II. The Capital Requirements Directive (CRD), representing the translation of Basel II to EU legislation and replacing the Capital Adequacy Directive (CAD), was approved by the European Parliament in September 2005. This acceptance by the European Parliament cleared the way in Europe for the implementation of the CRD, with a published compliance date of 1 January 2008.

The implementation process of Basel II into Dutch legislation and regulations was completed on 22 December 2006 when the Dutch Central Bank published its Supervisory rules.

Basel II allows for several different approaches to implement requirements for Credit, Market and Operational Risk. ABN AMRO aims to implement the most advanced approaches, for all risk types, at the earliest opportunity.

In setting up our Basel II programme, the teams across Risk, Finance, Services and the BUs have evolved as the implementation ramped up. Our key focus areas in 2006 included:

·  validation of risk models;
·  integration of granular risk and finance information relating the bank’s portfolios; and
·  development of tools for calculating credit risk-weighted assets.

At the heart of Basel II is a series of best practice risk and capital management techniques that are the embodiment of ABN AMRO’s existing approach to risk and capital management.

Exposure supervision

The Dutch Central Bank has issued specific rules with respect to large exposures to a single borrower or group of interconnected borrowers or in relation to certain other businesses that involve a concentration of risk. Large exposures generally include all assets and off-balance sheet items of a credit institution with respect to a single borrower or a group of connected borrowers which exceed 10% of a credit institution’s total capital. Large exposures must be reported once every quarter to the Dutch Central Bank. There is a limit of 25% of total capital for a single large exposure being part of the banking book. Trading book positions may exceed this limit subject to additional solvency requirements. The aggregate amount of all large exposures of a credit institution may not exceed 800% of its total capital. In 2006, there were no exposures exceeding these thresholds.

In addition, under the Solvency rules, certain other exposures are limited as a percentage of total capital as follows: exposures to the Dutch central government, the Dutch local government and other central governments of the so-called “Zone A” countries1 , which include the Organization for Economic Cooperation and Development countries, have no limit; exposures to local governments of Organization for Economic Co-operation and Development countries are weighted at 50%; exposures to banks with a remaining maturity of up to or less than one year or more than one year are weighted at 20% and 50%, respectively; and exposures to others are weighted at 100%. Equity participations in insurance companies are exempt up to a level of 40% of total capital of the credit institution.

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

Liquidity supervision

The bank submits reports on its liquidity position on a monthly basis to the Dutch Central Bank, based on its liquidity supervision directive. The liquidity directive seeks to ensure that banks are in a position to cope with an

1 The Member States of the European Community and all other countries which are full members of the Organization for Economic Cooperation and Development and the countries which have concluded special borrowing arrangements with the International Monetary Fund associated with the International Monetary Fund’s General Arrangements to Borrow are considered “Zone A” countries. However, a country in the process of rescheduling its official external debt is excluded from this group for a period of five years. The “Zone A” countries currently comprise: Australia, Austria, Belgium, Canada, Cyprus,Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Japan, Latvia, Liechtenstein, Lithania, Luxembourg, Malta, Mexico, Monaco, the Netherlands, New Zealand, Norway, Poland, Portugal, Puerto Rico, Saudi Arabia, Slovakia, Slovenia, South Korea, Spain, Sweden, Switzerland, Turkey, the United States and the United Kingdom.

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

Structural supervision

A declaration of no-objection from the Dutch Central Bank (or in certain specified cases from the Dutch Minister of Finance), is required for certain changes in the structure of credit institutions, such as mergers, certain investments, the addition of a managing partner to the credit institution, repayments of capital or distribution of reserves of the credit institution and financial reorganization. Approval will be denied if, among other things, the Dutch Central Bank determines that sound banking policy may be jeopardized, that an undesirable development in the financial sector might result or that a conflict might arise in respect of certain solvency directives. Pursuant to the FSA, a declaration of no-objection is required for a participation by a credit institution of at least 10% in the issued share capital or the related voting rights (each, a “Qualifying Participation”), or the increase thereof, of a financial institution, such as a credit institution, or a non-financial institution, and, either (i) in case of a financial institution, if the total capital of such financial institution would exceed 1% of the credit institution’s consolidated balance sheet total or (ii) in case of a non-financial institution, if the consideration for the Qualifying Participations exceeds 1% of the credit institution’s consolidated equity. The Dutch Central Bank or the Dutch Minister of Finance can, on request, grant so-called bandwidths, umbrella and group-declarations of no-objection in respect of Qualifying Participations. The declaration of no-objection is not required in case of a Qualifying Participation by a credit institution in a company whose assets consist of more than 90% liquid assets. Furthermore, the FSA provides that a declaration of no-objection is required in case of a Qualifying Participation by a natural person or legal entity in a credit institution.

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

Supervision of the securities and investment businesses

The Bank is also subject to supervision of its activities in the securities business. The FSA, which has replaced the Act on the Supervision of the Securities Trade 1995 together with the decrees and regulations promulgated thereunder, provides a comprehensive framework for the conduct of securities trading in or from the Netherlands. The AFM is charged by the Dutch Minister of Finance with supervision of the securities industry.

The Bank and/or certain subsidiaries of the Bank are also active as managers and/or custodians of collective investment plans, which comprise both investment funds and investment companies. Collective investment plans are subject to supervision by the Dutch Central Bank and the AFM.

Regulation in the European Union

The Financial Services Action Plan 1999-2005 laid the foundations for a single financial market in the EU and has already brought about many changes with 42 legislative and non-legislative measures adopted by the EU Institutions. In its future strategy on Financial Services for 2005-2010, the European Commission set out its objectives to achieve an integrated, and competitive EU financial market by removing any remaining barriers so that financial services can be provided and capital can circulate freely throughout the EU at the lowest possible cost, resulting in high levels of financial stability, consumer benefits and consumer protection.

The financial services sector includes three major areas for which European regulatory policies apply: banking, capital markets, and asset management. EU initiatives also deal with a number of issues related to company and corporate governance.

The Codified Banking Directive (2006/48/EC) for credit institutions and banking services governs the free provision of banking services. Under this Directive, the Bank can offer banking on the basis of a single banking license (“European passport”) through the establishment of a branch or cross-border in all the EU countries. In September 2006 the European Commission proposed a review of one specific article of the Codified Banking Directive with regards to procedural rules and evaluation criteria for the prudential assessment of acquisitions and increase of shareholding in the financial sector (the so-called prudential carve out of article 16). It aims at tightening the procedures that the supervisory authorities have to follow when assessing proposed M&A in the banking, insurance and securities sectors. In particular, it clarifies the criteria against which supervisors should assess possible M&A operations.

The Directive 2006/48 is also the legal vehicle which implements the Basel II framework into EU Law (the Capital Requirements Directive). The Capital Requirements Directive is based on a three pillars structure (minimum capital requirements, a supervisory review process and market discipline) with the aim of creating a better risk-sensitive regime than the current system. Financial Institutions are to apply the capital requirements with adopting the most advanced approaches with a published compliance deadline of 1 January 2008.

In the area of securities legislation, the Market Abuse Directive prohibits market manipulation and insider dealing in all securities admitted to trading on an EU regulated market. The Prospectus Directive regulates the process and the disclosure requirements for public offerings in and admissions to trading on an EU regulated market of securities, and allows European public offerings with one single prospectus. The Transparency Directive harmonizes the transparency requirements for information about issuers whose securities are admitted to trading on an EU regulated market.

The other important piece of legislation in this area is the Markets in Financial Instruments Directive (MiFID), which has to be implemented by financial institutions as of November 1, 2007. It regulates the cross-border provision of investment services and regulated markets and replaces the 1993 Investment Services Directive which established the single passport for investment firms. It streamlines supervision on the basis of home country control and enhances the transparency of markets. It harmonizes conduct of business rules, including best execution, conflicts of interests and client order handling rules. The Directive abolishes the concentration rule, which leads towards a more competitive regime between order execution venues. It also regulates market transparency rules for investment firms, regulated markets and alternative trading systems and both pre and post-trade but only for shares.

In the post-trading field, the European Commission has pushed the industry to agree on a clearing and settlement Code of Conduct, signed by the stock exchanges on November 2006. The Code aims at enhancing transparency and increasing competition in the post-trading sector.

Likewise, political initiatives in the area of retail financial services and payment services have been launched. Currently, the revised proposal for a Directive on Consumer Credit (latest proposal published in October 2006) is being discussed in the EU. The proposed Directive introduces consumer protection provisions and at the same time aims at the creation of a single market for consumer credit in the EU. In December 2005, a Directive was proposed on a new legal framework for payment services, which will harmonize rules with regard to payments licensing, transparency conditions, information requirements and rights and obligations linked to the provision and use of payment services.

In the area of asset management, the EU has enacted legislation on pension and investment products. On investment funds, there are two ‘UCITS Directives’, the first regulating the product (e.g., types of assets in which to invest) and the second one giving management companies a “European passport” to operate throughout the EU. The Commission will come up with proposals for legislative amendments in autumn 2007 to do targeted changes to the current EU framework for investment funds. In the field of supplementary pensions, a Directive has liberalized the market for supplementary pension schemes by allowing pension providers to operate on an EU-wide basis and establishing “prudent person principles” for asset allocation.

By December 2007, Member States will have to implement the third Money Laundering Directive into national law. The aim of the Directive is to transpose the Financial Action Task Force’s (FATF) forty recommendations. It follows a risk-based approach by which all measures aimed at preventing money laundering must be applied on a proportionate basis, depending on the type of customer, business and other considerations.

As of January 1, 2007, the Regulation which transposes the FATF Special Recommendation VII (SR VII) on “wire transfers” into EU legislation has come into force. It lays down rules on information on the payer accompanying transfers of funds, in order to allow basic information to be immediately available to the authorities responsible for combating money laundering and terrorist financing.

Applicable from September 2007, the Data Retention Directive will require electronic communications providers to store data on phone-calls, e-mails and Internet use for a period between 6 and 24 months to help track down terrorism and organized crime.

In the field of Company Law and Corporate Governance, the two main guiding principles for EU legislative actions are to improve transparency and empower shareholders. Soft law instruments have been used to promote good corporate governance (e.g. corporate governance codes). To improve transparency in company accounts, the European Commission adopted recommendations on Directors’ Remuneration and role of non-executive or supervisory directors with a view to improving the on-going disclosure requirements for listed companies. In order to restore credibility of financial reporting and to enhance protection against the type of scandals involving Parmalat and Ahold, the Directive on statutory audit (2006/43) designed to strengthen corporate governance and auditor responsibilities was adopted and should be implemented into national law by June 2008. It aims at reinforcing and harmonizing the statutory audit function throughout the EU by setting out principles for public supervision in all Member States. It also introduces a requirement for external quality assurance and clarifies the duties of statutory auditors. In June 2006, the EU adopted a Directive (2006/46) which amends existing Accounting Directives to ensure collective board members responsibility and more disclosure on related-parties transactions, off-balance sheet vehicles and corporate governance. The Second Company Law Directive (2006/68) covering the formation, maintenance and alteration of capital was amended in September 2006 in order for public limited companies to take certain measures affecting the size, structure and ownership of their capital. Finally, the European Commission has presented in January 2006 a proposal on the exercise of shareholders’ rights, which mainly seeks to abolish share blocking, improve the flow and transparency of the information and remove all legal obstacles to electronic participation in general meetings. This new Directive on shareholders rights is expected to be adopted by the European Council in the second quarter of 2007.

Regulation in the United States

The Bank’s operations in the United States are subject to extensive regulation and supervision by both federal and state banking authorities. The Bank is a bank holding company within the meaning of the US Bank Holding Company Act of 1956, which restricts its non-banking activities in the United States. However, Holding elected to become a financial holding company on 11 March 2000.

See also “- Legal and regulatory proceedings,” below, and “Item 3. Key Information - D. Risk factors - Regulatory changes or enforcement initiatives could adversely affect our business” and “—We are subject to legal risk, which may have an adverse impact on our results.”

Regulation in the rest of the world

Our operations elsewhere in the world are subject to regulation and control by local supervisory authorities, and our offices, branches and subsidiaries in such jurisdictions are subject to certain reserve, reporting and control and other requirements imposed by the relevant central banks and regulatory authorities.

Legal and regulatory proceedings

We are involved in a number of legal proceedings in the ordinary course of our business. Some of these proceedings involve the risk of a material adverse impact on our financial performance or stockholders’ equity. In presenting our consolidated financial statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters, and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Charges, other than those taken periodically for costs of defense, are not established for matters when losses cannot be reasonably estimated. We cannot guarantee that these proceedings will be concluded in a manner favorable to us and should our assessment of the risk change, our view on changes to income will also change. See also “Item 3. Key Information - D. Risk factors - Regulatory changes or enforcement initiatives could adversely affect our business” and “—We are subject to legal risk, which may have an adverse impact on our results.”

Regulatory sanctions

As previously reported, in July 2004 we signed a Written Agreement with the US regulatory authorities concerning our dollar clearing activities in the New York branch. In December 2005, we agreed to a Cease and Desist Order with the Dutch Central Bank, theReserve Board, the US Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and the Financial Crime Enforcement Network (“FinCEN”), the State of Illinois Department of Financial and Professional Regulation and the New York State Banking Department. This involved an agreement to pay an aggregate civil penalty of USD 75 million (approximately EUR 62.5 million). In addition, ABN AMRO agreed to make a voluntary endowment of USD 5 million (approximately EUR 4 million) to the Illinois Bank Examiners’ Education Foundation, bringing the total amount related to this sanction to USD 80 million (approximately EUR 66.5 million). Furthermore, the Bank committed to continue to implement improvements in its oversight and compliance programs. See “Item 4. Information on the Company - B. Business overview - Compliance.” The sanctions principally related to deficiencies in the US dollar clearing operations at the New York branch and OFAC compliance procedures specifically in relation to certain US dollar payments originating at the Dubai branch. The actions that are the subject of the sanctions predominantly took place before the 2004 Written Agreement mentioned above, and many were discovered by investigations initiated by the Bank and voluntarily reported to regulatory authorities.

In January 2006, ABN AMRO Mortgage Group, Inc. reached a settlement with three US government agencies - the US Department of Justice, the Office of the Comptroller of the Currency (“OCC”) and the US Department of Housing and Urban Development (“HUD”) - regarding past actions in connection with Federal Housing Administration (“FHA”) insurance certifications administered by the Mortgage Group on approximately 28,000 HUD-insured loans originated during the period 2000 to 2003. The loans were underwritten by HUD-authorized underwriters; however, the final certification process was not completed properly. The civil settlement includes a cash payment in the amount of $16.85 million and represents a final resolution of a matter the Mortgage Group discovered, investigated and self-reported to the government in 2003. In addition, the Mortgage Group chose not to submit insurance claims on 783 defaulted loans that were originated during the affected period, resulting in an increased cost to the Mortgage Group. ABN AMRO Mortgage Group is committed to an FHA loan program that is in full compliance with all of the applicable requirements.

OFAC compliance procedures

In 2004, the Bank determined that certain employees of the Dubai branch were not observing the Bank’s policies and standards in relation to certain US dollar payment instructions sent to the Bank’s US dollar clearing centre in New York. An independent investigation determined that in certain instances US dollar payments were made from and to countries that were on a list of sanctioned countries maintained by OFAC. Payments from and to these countries or involving nationals of these countries (in particular Iran and Libya) are only allowed to be processed in the United States if the relevant payments meet certain specific requirements established by OFAC. The report prepared by external legal counsel determined that between 1997 and 2004, employees of the Bank in Dubai developed procedures for certain fund transfers, check clearing operations and letter of credit transactions on behalf of Libyan and Iranian clients. They excluded or modified country and client-specific information from the relevant transactions so that the relevant transactions pass through the New York branch’s OFAC filter without being detected and blocked. Once these procedures were detected internally, they were terminated.

We are in compliance with the sanction-related requirements of the Cease and Desist and OFAC Orders. We have upgraded our OFAC Compliance program through the hiring of a Senior OFAC Compliance Officer based in the

United States and the establishment of the United States Sanctions Team to support our US operations. The Bank's independent third party has completed three of the four transaction reviews required under the OFAC Order and has submitted its reports to OFAC. The fourth transaction review is due in December 2008. We continue to further enhance our OFAC Compliance program through the issuance and updating of enhanced and updated policies, procedures, training and compliance tools. See also “Item 4. Information on the Company - B. Business overview - Compliance.” We are also in the process of taking disciplinary measures, including terminations, against the employees involved. While these procedures were regrettable, the Bank has reviewed the transactions involved and has found no evidence so far of any terrorist connection with these transactions.

Ongoing investigations

We and members of our management continue to provide information to law enforcement authorities in connection with an ongoing criminal investigation relating to our dollar clearing activities, OFAC compliance and other Bank Secrecy Act compliance matters. These compliance issues and the related sanctions and investigations have had, and will continue to have, an impact on the Bank’s operations in the United States, including limitations on expansion. The Bank is actively exploring all possible options to resolve these issues. The ultimate resolution of these compliance issues and related investigations and the nature and severity of possible additional sanctions cannot be predicted, but regulatory and law enforcement authorities have been imposing severe and significant monetary and other penalties against a number of banking institutions for violations of the Bank Secrecy Act and related statutes. See also “Item 3. Key Information - D. Risk factors - Regulatory changes or enforcement initiatives could adversely affect our business” and “- We are subject to legal risk which may have an adverse impact on our results.”

Iran

In April 2006 the Bank established a Steering Committee to oversee any activities or relationships connected with Iran. Cognizant of its legal duties, the Bank has continued to adopt a conservative approach to conducting business with Iran. As matter of policy, the Bank does not initiate new US Dollar transactions with an Iranian element, and does not engage in U-turns that would otherwise be exempt from OFAC regulations other than in exceptional circumstances which require approval from Group Compliance (e.g. to exit a relationship). Following these internal policies, there have been no new USD exposures with Iran since February 2006 and the existing USD exposure has been further reduced significantly. While our USD exposure in the past consisted of a mixture of loan, trade and currency transactions, our main current USD exposure represents historical loan facilities.

C.    Organisational structure

A list of our significant subsidiaries can be found in Note 49 to our consolidated financial statements.

D.    Property, plants and equipment

At 31 December 2006, the Group operated 664 offices and branches in the Netherlands (2005: 655) and 3,868 offices and branches (2005: 2,902) in 55 other countries and territories (2005:58). Of these offices and branches, 449 (2005: 448) were in North America, 2,154 (2005: 2,157) in Latin America and the Caribbean, 1,144 (2005: 142) were in Europe, 8 (2005: 44) were in the Middle East and Africa and 113 (2005:111) were in the Asia Pacific Region. Approximately 48% (2005: 52%) of the offices and branches are owned (based on square meters) and the remainder are under lease agreements.

Item 4A. UNRESOLVED STAFF COMMENTS

Our reconciliation between IFRS and US GAAP, as set out in Note 50 to our consolidated financial statements, includes a reconciling item with respect to allowances for loan losses. This item lowers shareholders’ equity under US GAAP by EUR 540 million (net of tax EUR 346 million) for 2006 and by EUR 538 million (net of tax EUR 344 million) for 2005. The impact on net profit is a lower US GAAP income of EUR 58 million (net of tax EUR 37 million) in 2006 and a higher US GAAP net profit of EUR 99 million (net of tax EUR 65 million) in 2005.

We are currently in discussions with the SEC accounting staff with respect to an unresolved SEC comment. The SEC is inquiring as to the nature of the difference in the application of US GAAP and IFRS with respect to determining loan loss allowances given the similarity of the underlying accounting principles.

This is explained in more detail in Note 50. We understand that as required by US law, the SEC is consulting with both the OCC, the credit supervisor of our subsidiaries in the US, and the Board of Governors of the Federal Reserve. We also understand that the SEC is or will be consulting with European regulatory bodies such as the Authority for Financial Markets ('AFM') and the Dutch Central Bank, as part of the IFRS convergence process.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

The following discussion is based on, and should be read in conjunction with, our consolidated financial statements, included elsewhere in this report. Unless otherwise indicated, the financial information contained in this annual report on Form 20-F has been prepared in accordance with International Financial Reporting Standards or “IFRS” which, as disclosed in Note 50 to our consolidated financial statements, vary in certain significant respects from accounting principles generally accepted in the United States, or “US GAAP”. We have provided the financial information in accordance with IFRS last year for the first time. In previous years, we provided our financial information in accordance with generally accepted accounting principles in the Netherlands or “Dutch GAAP”. See Note 47 to our consolidated financial statements.

The following discussion includes non-GAAP financial measures in addition to GAAP results. See “- A. Operating results - Consolidation effect of controlled private equity investments” for an explanation of the reasons for presenting such measures.

Our business and results are affected by general economic conditions and other business conditions. See “Cautionary Statement on Forward-looking Statements” and “Item 3. Key Information - D. Risk factors”.

Changes in Accounting Rules

For all periods up to and including the year ended 31 December 2004, we prepared our consolidated financial statements in accordance with Dutch GAAP. From 1 January 2005, we were required under EU regulations to prepare our consolidated financial statements in accordance with IFRS. The financial statements for 2005 are the first financial statements prepared in accordance with IFRS and are also in full compliance with IFRS. In order to provide shareholders with comparative data, we made a transition to IFRS on a dual reporting basis as from January 1, 2004. This transition incorporated the impact of applying all IFRS standards and interpretations, including IAS 32 and 39, to our assets (such as loans and property), liabilities (such as pensions) and open contracts (such as derivatives and leases).

The application of IFRS resulted in differences in valuation and income recognition and also had an impact on the presentation of our financial statements. For example, certain preference shares must be presented as liabilities under IFRS. Changes to the cash flow statement were limited to those arising from changes in the balance sheet and income statement (because an indirect method of preparation is used). See Note 47 to the IFRS consolidated financial statements for a reconciliation of our shareholders’ equity and income under Dutch GAAP to the comparable amounts determined under IFRS.

Critical Accounting Policies

Please refer to the accounting policies section of our consolidated financial statements.

A.    Operating results

The following discussion of operating results is based on, and should be read in conjunction with, our consolidated financial statements. The financial information contained in this review has been prepared in accordance with International Financial Reporting Standards as adopted by the EU or ‘IFRS’. In previous years this review was included within our Annual Report on Form 20-F.

This operating and financial review and prospects discusses the Group results under IFRS by comparing the results of operations for the years 2006 to 2005 and for 2005 to 2004, highlighting key notes by Business Unit (BU) for each line item. This is followed by a more detailed discussion of the results of operations for each BU, which explains significant variances in operating income and operating expenses referring to the relevant line items.

Constant foreign exchange rates

Throughout the discussion of the operating and financial review and prospects, the financial results and performance compared with the prior period, both in euros and percentage terms, are given in euros. We may also, where deemed significant, explain variances in terms of ‘constant foreign exchange rates’ or ‘local currency’. Both ‘constant foreign exchange rates’ and ‘local currency’ exclude the effect of currency translation differences and are GAAP financial measures which, unlike actual growth, cannot be derived directly from the information in the financial statements. ‘Local currency’ performance is measured for single currency volume differences. Management assesses, in part, the underlying performance of our individual businesses by separating foreign exchange translation effects throughout the income statement so as to understand the underlying trend of the business performance. The adjustments relate in particular to the impact of fluctuations in exchange rates used in translating results reported by our BUs North America and Latin America respectively in US dollar and Brazilian real into euros, as well as the various currencies in BU Asia.

Management believes that the exclusion of these items provides a better understanding of the underlying operational performance of our businesses during such periods. Fluctuations in exchange rates are outside of the control or influence of management and may distort the analysis of underlying operating performance of our businesses during the periods under review. External stakeholders, such as business analysts, also use these measures. However, we recognise that these measures should not be used in isolation and, accordingly, we begin our analysis on the performance of the Group and of the BUs with the comparable GAAP actual growth measures that reflect all the factors that affect our business.

We calculate the comparable constant foreign exchange rate performance by multiplying the local currency volumes over the period to be compared with the average monthly exchange rates during the previous period being compared. For example, the volumes for the year ended 31 December 2006 have been multiplied with the average monthly exchange rates prevailing during 2005 in order to enable comparison with the 2005 results on a constant basis.

Consolidation effect of controlled private equity investments

IFRS requires the consolidation of private equity investments over which we have control, including non-financial investments managed as private equity investments. However, as a practical matter, our private equity business is managed separately from the rest of our banking business and management does not measure the performance of our banking business based on our consolidated results of operations. Our private equity business involves buying equity stakes in unlisted companies over which we can establish influence or control, and managing these shareholdings as an investor for a number of years with a view to selling these with a profit. The companies in which we have these temporary holdings are active in business outside the financial industry. We believe that combining these temporary holdings with our core banking business does not provide a meaningful basis for discussion of our financial condition and results of operations. Therefore, in the presentation of our ‘Group results’, we have removed the effects of a line-by-line consolidation in the income statement of the private equity holdings of Private Equity and BU Global Clients. The results excluding the consolidation effect include the ‘de-consolidated’ holdings based on the equity method. The measures excluding the effects of consolidation of our private equity holdings are non-GAAP financial measures. Our management refers to these non-GAAP financial measures when making operating decisions because the measures provide meaningful supplementary information regarding our operational performance. In accordance with applicable rules and regulations, we have presented, and investors are encouraged to review, reconciliations of non-GAAP financial measures to the most comparable IFRS measures, i.e., reconciliations of our results excluding the consolidation effects of our private equity holdings to our results including those effects.

Consolidated Results of Operations

Group results

The following table sets forth selected information pertaining to the Group for the years ended 31 December 2006, 2005 and 2004 showing the results both under IFRS and excluding the consolidation effect of our private equity investments.

	For the year ended 31 December
	IFRS			Consolidation effect (1)			Excluding consolidation effect (non-GAAP measure)(2)
	2006	2005	2004	2006	2005	2004	2006	2005	2004
	(in millions of EUR, except staff, branches and offices and percentages)
Net interest income	10,575	8,785	8,525	(342)	(280)	(83)	10,917	9,065	8,608
Net fee and commission income	6,062	4,691	4,485	-	-	-	6,062	4,691	4,485
Net trading income	2,979	2,621	1,309	(3)	2	(1)	2,982	2,619	1,310
Results from financial transactions	1,087	1,281	905	15	35	(27)	1,072	1,246	932
Share of result in equity accounted investments	243	263	206	-	-	-	243	263	206
Other operating income	1,382	1,056	745	-	(6)	-	1,382	1,062	745
Income of consolidated private equity holdings	5,313	3,637	2,616	5,313	3,637	2,616	-	-	-
Operating income	27,641	22,334	18,791	4,983	3,388	2,505	22,658	18,946	16,286
Operating expenses	20,713	16,301	15,180	4,939	3,366	2,499	15,774	12,935	12,681
Operating result	6,928	6,033	3,611	44	22	6	6,884	6,011	3,605
Loan impairment and other credit risk provisions	1,855	635	607	-	-	-	1,855	635	607
Operating profit before taxes	5,073	5,398	3,004	44	22	6	5,029	5,376	2,998
Income tax expense	902	1,142	715	44	22	6	858	1,120	709
Net operating profit	4,171	4,256	2,289	-	-	-	4,171	4,256	2,289
Profit from discontinued operations net of tax	609	187	1,651	-	-	-	609	187	1,651
Profit for the year	4,780	4,443	3,940	-	-	-	4,780	4,443	3,940

Total assets	987,064	880,804	727,454	4,537	3,477	2,393	982,527	877,327	725,061
Risk-weighted assets	280,704	257,854	231,622	-	-	-	280,704	257,854	231,622
Full-time equivalent staff	137,880	120,301	110,870	30,881	27,775	17,938	106,999	92,526	92,932
Number of branches and offices (3)	4,634	3,681	3,605	-	-	-	4,634	3,681	3,605
Efficiency ratio (in %) (4)	74.9%	73.0%	80.8%	99.1%	99.4%	99.8%	69.6%	68.3%	77.9%

(1) This is the impact per line item of the private equity investments which are required to be consolidated under IFRS. See the accounting policies section of our consolidated financial statements.

(2) See “-A. Operating results - Consolidation effect of controlled private equity investments” for an explanation of our use of non-GAAP financial measures.

(3) This number includes double counting of branches and offices that serve more than one BU. Adjusted for this double counting, the actual number of branches and offices amounts to 4,532 (2005: 3,557; 2004: 3,498).

(4) Efficiency ratio (in %) is the operating expenses divided by the operating income.

Results of operations for the years ended 31 December 2006 and 2005

Profit for the year increased by EUR 337 million, or 7.6%, to EUR 4,780 million. Profit from continuing operations decreased by EUR 85 million, or 2.0%, to EUR 4,171 million. This reflects a mixed performance across the BUs. The major variances year-on-year are: BU Europe (plus EUR 146 million), BU Netherlands (plus EUR 105 million), Private Equity (plus EUR 146 million), BU Global Clients (minus EUR 249 million) and Group Functions (minus EUR 290 million). Profit from discontinued operations net of tax amounted to EUR 609 million, reflecting the divestment of the property development and management activities of Bouwfonds and the classification of ABN AMRO Mortgage Group, Inc., our US-based residential mortgage broker origination platform and residential mortgage servicing business, as held-for-sale. Profits from discontinued operations include the related operating results and applicable gain on the sale.

Operating income

Operating income increased by EUR 5,307 million, or 23.8%, to EUR 27,641 million (non-GAAP: operating income increased by EUR 3,712, or 19.6%). This mainly relates to BU Europe (plus EUR 2,302 million), Private Equity (plus EUR 1,796 million, non-GAAP plus 99 million), BU Latin America (plus EUR 675 million), BU Asia (plus EUR 282 million), BU North America (plus EUR 225 million) and BU Asset Management (plus EUR 116 million).

Key notes:

•	Operating income in BU Europe increased as a result of the consolidation of Antonveneta and higher Global Markets revenues.

•	The increase in Private Equity was caused by higher operating income of consolidated private equity investments.

•
The increase in BU Latin America is mainly due to the continued growth in the retail and consumer finance loan portfolio, partly offset by the inclusion in 2005 of the book profit on the sale of Real Seguros (EUR 229 million).

•	BU Asia grew revenues as its Preferred Banking activities and credit card business continued to expand, especially in India, China, Hong Kong and Taiwan.

•
Operating income in BU North America increased, mainly due to an improved contribution from all business lines, despite challenges from the yield curve, which was inverted or flat for the most of the year, with pressure on interest spreads as a result, and to the impact of the settlement (EUR 110 million).

• The increase in BU Asset Management reflected the increase by EUR 14.9 billion in net new money.

Net interest income

Net interest income increased by EUR 1,790 million, or 20.4%, to EUR 10,575 million, mainly due to BU Europe (plus EUR 1,564 million), BU Latin America (plus EUR 695 million) and BU North America (plus EUR 137 million), partly offset by a decrease in BU Netherlands (minus EUR 250 million).

Key notes:

• The increase in BU Europe reflects the consolidation of Antonveneta in 2006.

• Net interest income in BU Latin America increased mainly due to the continued growth of the Brazil credit portfolio.

• The increase in BU North America was mainly due to continued commercial loan growth and higher deposit spreads.

• The decrease in BU Netherlands reflects the fact that mortgage prepayment penalty income is affected by higher offsetting transactions in 2006.

Net fee and commission income

The following table sets forth the net fee and commission income for the Group for the years ended 31 December 2006, 2005 and 2004.

	2006	2005	2004
Fee and commission income
Securities brokerage fees	1,785	1,560	1,548
Payment and transaction services fees	2,123	1,530	1,401
Asset management and trust fees	1,562	1,153	1,041
Fees generated on financing arrangements	248	180	158
Advisory fees	500	336	311
Insurance related commissions	168	168	130
Guarantee fees	223	218	160
Other fees and commissions	518	427	436
Subtotal	7,127	5,572	5,185
Fee and commission expense
Securities brokerage expense	330	321	281
Payment and transaction services expense	287	165	125
Asset management and trust expense	151	127	126
Other fee and commission expense	297	268	168
Subtotal	1,065	881	700
Total	6,062	4,691	4,485

Net fee and commission income increased by EUR 1,371 million, or 29.2%, to EUR 6,062 million, mainly due to an increase in BU Europe (plus EUR 482 million), BU Global Clients (plus EUR 415 million), BU Asia (plus EUR 172 million), BU Asset Management (plus EUR 121 million) and BU Latin America (plus EUR 105 million).

Key notes:

•	The increase in BU Europe reflects the consolidation of Antonveneta in 2006.

•	The increase in BU Global Clients was mainly due to further focus on fee-driven products, which led to a change in the product mix with strong growth in primary and secondary capital markets products.

•	The increase in BU Asia reflected the higher asset-under-management levels, the higher fee levels on existing products and a further shift in the asset mix towards more profitable products.

Additional notes by line item:

•	Securities brokerage fees income increased by EUR 225 million, or 14.4%, to EUR 1,785 million, mainly due to our Hong Kong branch activities in BU Asia and the inclusion of Antonveneta.

•	Payment and transaction services fees income increased by EUR 593 million, or 38.8%, to EUR 2,123 million, mainly due to the inclusion of Antonventa and an increase in BU Latin America.

•
Asset management and trust fees income increased by EUR 409 million, or 35.5%, to EUR 1,562 million, mainly due to the increases in BU Asset Management, BU Netherlands and BU Private Clients, and the inclusion of Antonveneta.

Net trading income

The following table sets forth the net trading income for the Group for the years ended 31 December 2006, 2005 and 2004.

	2006	2005	2004
Securities	61	978	179
Foreign exchange transactions	789	662	687
Derivatives	2,199	933	380
Other	(70)	48	63
Total	2,979	2,621	1,309

Net trading income increased by EUR 358 million, or 13.7%, to EUR 2,979 million, mainly due to BU Asia (plus EUR 179 million), BU Latin America (plus EUR 152 million) and BU Netherlands (plus EUR 94 million), partly offset by a decrease in BU Global Clients (minus EUR 148 million).

Key notes:

•	Net trading income increased in BU Asia resulting from higher equity finance income in Hong Kong and Taiwan.

•	The increase in BU Netherlands was mainly due to higher results on the sale of derivatives.

Results from financial transactions

The following table sets forth the results from financial transactions for the Group for the years ended 31 December 2006, 2005 and 2004.

	2006	2005	2004
Net gain from the disposal of available-for-sale debt securities	634	431	179
Net gain from the sale of available-for-sale equity investments	158	55	154
Dividend on available-for-sale equity investments	71	54	48
Net gain on other equity investments	491	514	694
Hedging ineffectiveness	58	39	(112)
Fair value change of credit default swaps	(280)	(51)	(12)
Other	(45)	239	(46)
Total	1,087	1,281	905

Results from financial transactions decreased by EUR 194 million, or 15.2%, to EUR 1,087 million, mainly due to Group Functions (minus EUR 438 million), partly offset by BU Europe (plus EUR 144 million) and BU North America (plus EUR 76 million).

Key notes:

•	The decrease in Group Functions is mainly due to lower results on the sale of bonds and losses on credit default swaps due to tightening spreads, while 2005 included option results on Antonveneta.

•	The increase in BU Europe is mainly due to the inclusion of Antonveneta.

Additional notes by line item:

•
Net gain from the disposal of available-for-sale debt securities increased by EUR 203 million, or 47.1%, to EUR 634 million, mainly due to an increase in BU North America, partly offset by lower asset and liability management results in Group Functions.

Share of result in equity accounted investments

Share of result in equity accounted investments decreased by EUR 20 million to EUR 243 million, mainly due to Group Functions (minus EUR 47 million) due to lower results from our interests in Antonveneta, which was consolidated in 2006, and Kereskedelmi és Hitelbank Rt., which was sold in 2006, partly offset by a higher contribution from our investment in Capitalia.

Other operating income

The following table sets forth the results from other operating income for the Group for the years ended 31 December 2006, 2005 and 2004.

	2006	2005	2004
Insurance activities	103	150	177
Leasing activities	61	60	63
Disposal of operating activities and equity accounted investments	553	347	187
Other	665	499	318
Total	1,382	1,056	745

Other operating income increased by EUR 326 million, or 30.9%, to EUR 1,382 million, mainly due to the Group Functions (plus EUR 435 million), BU North America (plus EUR 89 million), partly offset by BU Latin America (minus EUR 318 million).

Key notes:

•	The increase in Group Functions was due to the gain on the sale of Kereskedelmi és Hitelbank Rt. (EUR 208 million) and the gain on the sale of the Futures business (EUR 229 million).

•	Other operating income in BU North America increased due to the inclusion of the impact of the Talman settlement (EUR 110 million), see “—BU North America”, below, for details.

•	The decrease in BU Latin America is due to the inclusion of the gain (EUR 229 million) on the sale of Real Seguros in 2005.

Income of consolidated private equity holdings

Income of consolidated private equity holdings increased by EUR 1,676 million, or 46.1%, to EUR 5,313 million, due to the increase in number and in size of the consolidated investments of private equity.

Operating expenses

Operating expenses increased by EUR 4,412 million, or 27.1%, to EUR 20,713 million (non-GAAP: EUR 2,839 million, or 21.9%), mainly due to Private Equity (plus EUR 1,640 million, non-GAAP minus EUR 37 million), the consolidation of Antonveneta (plus EUR 1,310 million), BU Global Clients (plus EUR 275 million, non-GAAP plus EUR 379 million), Group Functions (plus EUR 354 million), BU Latin America (plus EUR 371 million), BU Europe, excluding Antonveneta, (plus EUR 225 million) and BU Asia (plus EUR 175 million), partly offset by lower operating expenses in BU Netherlands (minus EUR 164 million).

Key notes:

•	The increase in Private Equity was caused by higher operating expenses of consolidated private equity investments.

•
The increase in BU Global Clients was mainly due to a shift in product mix, which led to an increase in allocated infrastructure and product costs. The operating expenses include a restructuring charge (EUR 19 million) for Group Shared Services reorganisations.

•	Operating expenses increased in growth markets in BU Latin America and BU Asia and included branch openings and marketing campaigns. Operating expenses in BU Latin America were also impacted by a stronger Brazilian real and the collective labour agreements that came into effect in September 2005 and September 2006.

•	Operating expenses increased in Group Functions, mainly due to the inclusion of a release of post-retirement healthcare benefit provision (EUR 392 million) in 2005.

•	The BU Netherlands continued to benefit from strict cost control measures, resulting in lower staff costs.

Loan impairment and other credit risk provisions

Loan impairment and other credit provisions increased by EUR 1,220 million to EUR 1,855 million, of which EUR 1,154 million in the consumer portfolio and EUR 701 million in the commercial portfolio. The provisioning level was substantially higher as provisioning for consumer loan portfolios in the BU Latin America (plus EUR 374 million) and the BU Asia (plus EUR 191 million) went up while the consolidation of Antonveneta resulted in an increase of EUR 382 million in provisions.

Key notes:

•	Higher loan impairment and other credit risk provisions in BU Latin America were due to the increase in absolute consumer loan volumes and increased delinquencies.

•	The increase in BU Asia mainly reflected higher provisioning for credit card receivables in Taiwan, where the banking industry was significantly impacted by an increase in credit card defaults.

See also Note 50 to our consolidated financials regarding our allowance for loan loss.

Effective tax rate

The overall effective tax rate for 2006 was 17.8% versus 21.2% in 2005. Included in 2006 are tax credits, tax charges due to changes in the tax law and tax-exempt gains which exceeded the 2005 tax rate levels, as well as changes in tax rates.

Profit from discontinued operations net of tax

Profit from discontinued operations net of tax increased to EUR 609 million in 2006 from EUR 187 million in 2005. On 1 December 2006, the Group disposed of the property development and management activities of Bouwfonds, resulting in profits of EUR 505 million in BU Netherlands, EUR 338 million of which related to the net gain on the sale and EUR 167 million results from operations.

On 22 January 2007, the Group announced the sale of ABN AMRO Mortgage Group, Inc., our US-based residential mortgage broker origination platform and residential mortgage servicing business recording a result of EUR 104 million in BU North America. Profit from discontinued operations net of tax of EUR 187 million in 2005 was due to the classification as discontinued operations of Bouwfonds (EUR 136 million) in BU Netherlands and the ABN AMRO Mortgage Group, Inc. (EUR 51 million) in BU North America.

Results of operations for the years ended 31 December 2005 and 2004

Profit for the year 2005 increased by EUR 503 million, or 12.8%, to EUR 4,443 million.

Profit from continuing operations rose by EUR 1,967 million, or 85.9%, to EUR 4,256 million, with increases in all BUs, except Private Equity (minus EUR 142 million) and BU Asia (minus EUR 68 million), and a strong performance in BU Netherlands (plus EUR 373 million), BU Global Clients (plus EUR 364 million), BU Latin America (plus EUR 361 million), BU Europe (plus EUR 321 million), Group Functions (plus EUR 311 million) and BU North America (plus EUR 294 million).

Operating income

Operating income increased by EUR 3,543 million or 18.9% to EUR 22,334 million, driven by strong organic growth in all BUs, mainly in BU Latin America (plus EUR 1,032 million), Private Equity (plus EUR 599 million, non-GAAP minus EUR 182 million), BU Europe (plus EUR 432 million), BU Netherlands (plus EUR 402 million), BU Global Clients (plus EUR 362 million), BU North America (plus EUR 294 million), BU Asia (plus EUR 167 million), BU Private Clients (plus EUR 151 million) and BU Asset Management (plus EUR 117 million).

Key notes:

•
The increase in operating income in BU Latin America was partly due to the gain from the sale of Real Seguros (EUR 229 million), the strong growth in the retail loan portfolio and the appreciation of the Brazilian real.

•	The increase in Private Equity resulted from the increase in operating income of consolidated private equity investments.

•	The increase in BU Netherlands was driven by volume growth in consumer loans and savings, and higher levels of mortgage prepayment penalties.

•	The increase in operating income in BU Global Clients was mainly due to enhanced activity and larger investments by our clients.

•	Operating income in BU North America rose as the result of an increase in commercial banking revenues and lower hedging costs related to the available-for-sale portfolio.

•
BU Asia’s operating income continued to grow strongly, driven by the success of the credit card business, the Van Gogh Preferred Banking activities and strong operating income growth from Global Markets clients, mainly driven by fixed income, futures and foreign exchange products, in particular in structured derivatives.

Net interest income

Net interest income increased by EUR 260 million, or 3.1%, to EUR 8,785 million, mainly due to BU Latin America (plus EUR 674 million) and BU Netherlands (plus EUR 237 million), partly offset by BU Europe (minus EUR 459 million).

Key notes:

•	The increase in BU Latin America was mainly driven by organic growth in the retail portfolio.

•	The increase in BU Netherlands was mainly driven by increased loan and saving volumes and higher mortgage prepayment penalties.

•
The decrease in BU Europe needs to be evaluated in the light of a reclassification in 2005 between net interest income and net trading income (impact approximately EUR 550 million) resulting from the transition to IFRS. This required changes to reporting and data flows that we completed in 2005. For 2004, we were only able to estimate the amount, due to the complexity and the volume of transactions involved.

Net fee and commission income

Net fee and commission income increased by EUR 206 million, or 4.6%, to EUR 4,691 million. The main contributors were BU North America (plus EUR 115 million), BU Asset Management (plus EUR 61 million) and BU Private Clients (plus EUR 52 million), partly offset by a decrease in BU Europe (minus EUR 111 million).

Key notes:

•
The increase in BU North America was mainly due to higher Global Markets client commissions. The number of personal and small business checking accounts in BU North America increased by more than 27,000, which led to higher checking-related and trustee-related fees.

•	The increase in BU Asset Management resulted from an improved asset mix towards more profitable products and the higher fee levels on existing products. This increase is visible in the line asset management and trust fees income.

•	The increase in BU Private Clients was mainly due to higher securities income resulting from a substantial number of new product launches.

•	Payment services increased mainly in BU Asia following the growth in the credit card business.

Net trading income

Net trading income increased by EUR 1,312 million, or 100.2%, to EUR 2,621 million, mainly due to BU Europe (plus EUR 778 million), BU Global Clients (plus EUR 192 million), BU Netherlands (plus EUR 179 million) and BU North America (plus EUR 87 million).

Key notes:

•	The increase in BU Europe needs to be evaluated in light of the aforementioned reclassification of interest (impact approximately EUR 550 million) resulting from the transition to IFRS.

•	BU Global Clients net trading income increased due to growth in derivative trading.

•	The increase in BU Netherlands was mainly due to higher Global Markets client trading results and higher results on the sale of derivatives.

•	The increase in BU North America was mainly due to higher Global Markets trading results.

•	Net trading income in Group Functions included a provision for balance-sheet adjustments (minus EUR 86 million).

Results from financial transactions

Results from financial transactions increased by EUR 376 million, or 41.6%, to EUR 1,281 million, mainly due to BU North America (plus EUR 275 million), BU Europe (plus EUR 143 million) and Group Functions (plus EUR 136 million), partly offset by a decrease in Private Equity (minus EUR 226 million).

Key notes:

•	The increase in BU North America resulted from lower hedging costs related to the available-for-sale portfolio.

•
The increase in Group Functions was mainly due to the revaluation of Antonveneta options, gain on the sale of available-for-sale bonds, and gains on derivative results, partly offset by the gain on the sale of our stake in Bank Austria in 2004.

Share of result in equity accounted investments

Share of result in equity accounted investments increased by EUR 57 million, or 27.7%, to EUR 263 million, mainly due to Group Functions (plus EUR 94 million), partly offset by a decrease in BU Asia (minus EUR 54 million).

Key notes:

•	The increase in Group Functions was due to higher results from our investments in Capitalia, Antonveneta, and Hungary’s Kereskedelmi és Hitelbank Rt.

•	The decrease in BU Asia was mainly due to the inclusion in 2004 of the sale of shares in the Thai brokerage operations.

Other operating income

Other operating income increased by EUR 311 million, or 41.8%, to EUR 1,056 million, mainly due to the gain from the sale of Real Seguros (EUR 229 million) in BU Latin America, the gain from the sale of Nachenius, Tjeenk & Co (EUR 38 million) in BU Private Clients and the gain from the sale of the Bishopsgate office in London (EUR 43 million) in BU Europe.

Income of consolidated private equity holdings

Income of consolidated private equity holdings increased by EUR 1,021 million, or 39.0%, to EUR 3,637 million. Controlled private equity investments are consolidated under IFRS.

Operating expenses

Operating expenses increased by EUR 1,121 million, or 7.4%, to EUR 16,301 million (non-GAAP: EUR 254 million, or 2.0%), mainly due to Private Equity (plus EUR 777 million, non-GAAP plus EUR 14 million), BU Latin America (plus EUR 462 million), BU Asia (plus EUR 204 million), BU North America (plus EUR 135 million), partly offset by a decrease in Group Functions (minus EUR 319 million) and BU Netherlands (minus EUR 243 million).

Key notes:

•	All BUs were impacted by greater expenditure on compliance. Our total expenditure on compliance in 2005 was approximately EUR 186 million (versus EUR 58 million in 2004).

•
The increase in Private Equity was caused by higher operating expenses of consolidated private equity investments. The consolidation effect is the impact of the results of private equity investments, which are consolidated because these investments are controlled by the Group. Excluding consolidation effect (non-GAAP) Private Equity operating expenses increased by EUR 14 million.

•
The increase in BU Latin America was driven by an increase in personnel costs as a result of the new collective labour agreement, the appreciation of the Brazilian real and the following expenses the settlement of pension fund obligations related to the bonus element of the collective labour agreements of previous years and information technology expenses.

•	BU Asia operating expenses increased due to continued investments in the form of new branch openings and marketing campaigns.

•	The increase in BU North America was mainly due to higher start-up costs of Group projects related to compliance, human resources and information technology.

•
Operating expenses decreased in BU Netherlands, mainly due to the inclusion of a restructuring charge in 2004 results (EUR 408 million) for both former Wholesale Clients and Group Shared Services organisations. Additional costs arose from a new collective labour agreement, but more substantially from the buy-out of the profit-sharing agreements and the new flexible bonus scheme that replaced them.

•
The decrease in Group Functions was mainly due to the release of the post-retirement healthcare benefit provision of 392 million). The results in 2004 included a charge (EUR 177 million) for the buy-out of the profit-sharing agreements.

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provisions increased by EUR 28 million, or 4.6%, to EUR 635 million, mainly due to BU Latin America (plus EUR 118 million) and BU Netherlands (plus EUR 108 million), partly offset by a decline in BU North America (minus EUR 247 million).

Key notes:

•	The rise in BU Latin America should be viewed against the background of strong loan growth.

•	The increase in BU Netherlands reflected the weak economic environment in the Netherlands and the strong growth in the consumer finance portfolio.

•	BU North America benefited from an improvement in the quality of the credit portfolio as well as from releases and recoveries.

Effective tax rate

The effective tax rate for the Group declined from 23.8% in 2004 to 21.2% in 2005. This was mainly the result of the low effective tax rates at Group Functions and Private Equity.

Profit from discontinued operations net of tax

Profit from discontinued operations net of tax of EUR 187 million in 2005 was due to the classification as discontinued operations of the property development and management activities of Bouwfonds (EUR 136 million) in BU Netherlands and ABN AMRO Mortgage Group, Inc. (EUR 51 million) in BU North America.

Profit from discontinued operations net of tax of EUR 1,651 million in 2004 was due to the net profit of LeasePlan (EUR 1,207 million) in Group Functions, Bank of Asia (EUR 240 million) in BU Asia, Bouwfonds (EUR 146 million) in BU Netherlands and the ABN AMRO Mortgage Group, Inc. (EUR 58 million) in BU North America. LeasePlan and Bank of Asia were sold in 2004 and the gain on the sales of these investments of EUR 1,275 million is reflected in profit from discontinued operations net of tax.

Results of Operations by BU

Changes to reporting structure and presentation

The results of operations for the years ended 31 December 2005 and 2004 reflect the reconstructed results of operations for the years ended 31 December 2005 and 2004 of the new BUs assuming the new reporting structure had been in place during 2005 and 2004. In order to estimate the results presented, the former Wholesale Clients results have been allocated into those of the regional BUs, BU Global Clients and Group Functions, consistently applying relevant allocation keys for revenues and expenses. Operating income is attributed to BU Global Clients on the basis of a defined name-by-name list of global clients. The operating expenses of BU Global Clients include the directly attributable costs of the BU and the allocated costs of the products sold to BU Global Clients. The product costs are allocated on the basis of defined cost drivers. The results of Group Functions include the results of a defined set of products for which the product costs are allocated on the basis of defined cost drivers. The regional BU results include the results of our commercial clients in the respective regions and Global Markets products other than the results from proprietary trading and futures, which are included in Group Functions. The operating income is attributed to those regions where the transactions were performed and the costs allocated on the basis of defined cost drivers.

• The results from BU Netherlands include the results of the former Consumer & Commercial Clients BU Netherlands, the former Dutch Wholesale Clients and the mortgage activities from Bouwfonds.

• The results from BU Europe include the former European (excluding Dutch) commercial Wholesale Clients and former Consumer & Commercial Clients BU New Growth Markets.

• The results from BU North America include the results from the former Consumer & Commercial Clients BU North America and the North American activities of former Wholesale Clients.

• The results from BU Latin America include the results from the former Consumer & Commercial Clients BU Brazil and the Latin American activities of the former Wholesale Clients.

• The results from BU Asia include the results from the Asian activities of both the former Consumer & Commercial Clients BU New Growth Markets and the former Wholesale Clients.

• The results from BU Private Clients include the results from the International Diamond & Jewelry Group.

• The results from proprietary trading and futures trading (Global Markets operating income that can not be allocated to the regions as they are related to clients) are included in Group Functions. The results from Group

Functions also include the results from our participations in Capitalia and Antonveneta (up to 31 December 2005) and Kereskedelmi és Hitelbank Rt. (up to 29 May 2006).

BU Netherlands

The table sets forth selected information pertaining to BU Netherlands, for the years ended 31 December 2006, 2005 and 2004.

	For the year ended 31 December
	2006	2005	2004
	(in millions of EUR, except staff, branches and offices and percentages)
Net interest income	3,078	3,328	3,091
Net fee and commission income	751	710	668
Net trading income	486	392	213
Results from financial transactions	28	2	19
Share of result in equity accounted investments	51	13	32
Other operating income	246	184	204
Operating income	4,640	4,629	4,227
Operating expenses	3,118	3,282	3,525
Operating result	1,522	1,347	702
Loan impairment and other credit risk provisions	359	285	177
Operating profit before taxes	1,163	1,062	525
Income tax expense	319	323	159
Net operating profit	844	739	366
Profit from discontinued operations net of tax	505	136	146
Profit for the year	1,349	875	512

Total assets	169,862	176,874	174,102
Risk-weighted assets	75,617	78,725	85,320
Full-time equivalent staff	21,778	22,373	23,252
Number of branches and offices	643	683	676
Efficiency ratio (in %)	67.2%	70.9%	83.4%

Results of operations for the years ended 31 December 2006 and 2005

Profit for the year increased by EUR 474 million, or 54.2%, to EUR 1,349 million. Profit from continuing operations increased by EUR 105 million, or 14.2%, to EUR 844 million, mainly as the result of a decrease in operating expenses of EUR 164 million, partly offset by an increase of loan impairment and other credit risk provisions of EUR 74 million. Profit from discontinued operations net of tax increased by EUR 369 million, reflecting the EUR 338 million net gain on the sale of Bouwfonds property development and management activities and EUR 31 million increase in results from operations (EUR 167 million in 2006 compared with EUR 136 million in 2005).

Operating income

Operating income was almost flat at EUR 4,640 million.

•
Net interest income decreased by EUR 250 million, or 7.5%, which was affected by EUR 215 million of mortgage prepayment penalties in 2005 that were not neutralised, compared with only EUR 14 million in 2006. This negatively affected the year-on-year growth in net interest income by EUR 201 million.

•	Excluding the EUR 201 million year-on-year difference in net mortgage prepayment penalties, operating income increased by 4.8% to EUR 4,626 million, mainly driven by the consumer and commercial clients business, which increased revenues on the back of higher net interest income.

•	Net fee and commission income increased by EUR 41 million, or 5.8%, resulting from higher commission on banking transactions, securities and asset management.

•	Net trading income increased by EUR 94 million, or 24.0%, mainly due to higher income on the sale of derivatives.

•	Other operating income increased by EUR 62 million, or 33.7%, mainly due to gains on the disposal of real estate.

Operating expenses

Operating expenses decreased by EUR 164 million, or 5.0%, to EUR 3,118 million, mainly due to lower personnel costs as a result of a reduction in full-time equivalents (from 22,373 in 2005 to 21,778 in 2006), partly offset by EUR 29 million restructuring charges for the Services initiative and EUR 14 million restructuring charges for Risk and Global Markets reorganisations.

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provisions increased by EUR 74 million, or 26.0%, to EUR 359 million, mainly due to higher provisions for the consumer credit portfolio and the small and medium-sized enterprises (SME) portfolio. The increase in provisioning was related to the overall loan growth and a shift in business mix, due to strong growth of consumer and SME credits,which is fully in line with the BU Netherlands’ strategy.

Results of operations for the years ended 31 December 2005 and 2004

Profit for the year 2005 increased by EUR 363 million, or 70.9%, to EUR 875 million. This reflects an increase in operating income of EUR 402 million and a decrease in operating expenses of EUR 243 million, partly offset by an increase in loan impairment and other credit risk provisions of EUR 108 million.

Operating income

Operating income grew by EUR 402 million, or 9.5%, to EUR 4,629 million as BU Netherlands continued to benefit from the implementation of its strategy to become the primary bank for all its customers. Its continued improvements in services and product offerings led to much higher client satisfaction levels, especially for mid-market clients such as preferred banking customers, medium-sized enterprises and corporate clients. As a result, BU Netherlands grew its mid-market client base and also sold more products to these clients. In addition, it was able to gain market share in loans, savings, and life insurance products.

•
Net interest income increased by EUR 237 million, or 7.7%, mainly driven by increased loan and saving volumes and higher mortgage prepayment penalties. Mortgage prepayment penalties in 2005 amounted to EUR 215 million, compared with EUR 116 million in 2004. This is a reflection of the high levels of mortgage refinancing in the Netherlands.

•	Net fee and commission income increased by EUR 42 million, or 6.3%, mainly due to a strong growth in commission on securities resulting from the improved stock market climate.

•
Net trading income increased by EUR 179 million, or 84.0%, mainly due to higher Global Markets trading results and due to higher results on the sale of derivatives. This is a reflection of the success of the regional treasury desk, which combines BU Netherlands’ regional relationships with its mid-market corporate clients and product expertise from former Wholesale Clients.

Operating expenses

Operating expenses decreased by EUR 243 million, or 6.9%, to EUR 3,282 million, mainly due to the restructuring charge in the 2004 results (EUR 408 million) for both former Wholesale Clients and Global Shared

Service organisations, partly offset by higher commercial expenses and costs arising from compliance with the Sarbanes-Oxley Act, Basel II and other regulations. Additional costs arose from compensating staff on the termination of profit-sharing agreements. A new collective labour agreement provided that staff will be compensated in 2005 and 2006 for 3.5 years of profit-sharing. The cost for the 2005 compensation was included in the income statements at the end of 2004 (in Group Functions). The costs for the 2006 pay-out were accrued over 2005 (in BU Netherlands).

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provisions rose by EUR 108 million, or 61.0%, to EUR 285 million, mainly in the SME and the consumer loan portfolio. This is a reflection of the continued expansion in the loan volume and higher than average growth in our consumer finance portfolio.

BU Europe

The table below sets forth selected information pertaining to BU Europe including Antonveneta, Antonveneta and BU Europe excluding Antonveneta, for the years ended 31 December 2006, 2005 and 2004.

	For the year ended 31 December
	BU Europe including Antonveneta			Antonveneta			BU Europe excluding Antonveneta
	2006	2005	2004	2006	2005	2004	2006	2005	2004
	(in millions of EUR, except staff, branches and offices and percentages)
Net interest income	1,316	(248)	211	1,206	-	-	110	(248)	211
Net fee and commission income	783	301	412	596	-	-	187	301	412
Net trading income	1,032	957	179	67	-	-	965	957	179
Results from financial transactions	169	25	(118)	115	-	-	54	25	(118)
Share of result in equity accounted investments	1	3	-	1	-	-	-	3	-
Other operating income	111	72	(6)	86	-	-	25	72	(6)
Operating income	3,412	1,110	678	2,071	-	-	1,341	1,110	678
Operating expenses	2,743	1,208	1,293	1,310	-	-	1,433	1,208	1,293
Operating result	669	(98)	(615)	761	-	-	(92)	(98)	(615)
Loan impairment and other credit risk provisions	397	(35)	(60)	382	-	-	15	(35)	(60)
Operating profit / (loss) before taxes	272	(63)	(555)	379	-	-	(107)	(63)	(555)
Income tax expense	229	40	(131)	187	-	-	42	40	(131)
Net operating profit / (loss)	43	(103)	(424)	192	-	-	(149)	(103)	(424)
Profit / (loss) for the year	43	(103)	(424)	192	-	-	(149)	(103)	(424)

Total assets	390,326	304,816	236,558	51,485	-	-	338,841	304,816	236,558
Risk-weighted assets	65,544	28,127	27,681	40,130	-	-	25,414	28,127	27,681
Full-time equivalent staff	17,641	6,221	6,013	9,607	-	-	8,034	6,221	6,013
Number of branches and offices	1,090	63	59	1,014	-	-	76	63	59
Efficiency ratio (in %)	80.4%	108.8%	190.7%	63.3%	-	-	106.9%	108.8%	190.7%

Antonveneta

As we only took control of Antonveneta on 2 January 2006, we have not made a comparison between the results of operations for the years ended 31 December 2006, 2005 and 2004 for this entity. Profit for the year was EUR 192 million net of purchase accounting from the valuation of intangible assets (amounting to EUR 1,194 million) and fair value adjustments of financial assets and liabilities. The intangible assets are amortised over a period of approximately eight years within operating expenses. The fair value adjustments are substantially amortised through net interest income over a period ranging from one to eight years dependent on the duration of the respective assets and liabilities and adjusted realised gains on sales of related assets and liabilities.

BU Europe excluding Antonveneta

Results of operations for the years ended 31 December 2006 and 2005

Results for the year decreased by EUR 46 million to a loss of EUR 149 million. This reflects an increase in operating income of EUR 231 million, an increase in operating expenses of EUR 225 million and an increase in loan impairment and other credit risk provisions of EUR 50 million.

Operating income

Operating income increased by EUR 231 million, or 20.8%, to EUR 1,341 million, predominantly on the back of higher Global Markets income, as client income grew strongly.

Equity revenues benefited from increased client activity, particularly in derivative and structured products. Fixed Income Capital Markets had a strong year as it was able to successfully execute a number of deals for regional clients. Financial Markets also had a good year due to the introduction of a number of innovative new products.

The Private Investor Product offering, focused on Germany, Switzerland and Italy, grew during the year. Mergers & Acquisitions and Equity Capital Markets revenues were up on the back of strong deal volumes.

Transaction Banking revenues increased due to a strong performance of Central and Eastern Europe, particularly cash flow advisory for Russian and Kazakh energy sector clients.

Increased focus and an upgraded coverage model for financial institutions throughout 2006 led to almost 75% growth in revenues from Financial Institutions and Public Sector clients. Corporate client revenues also benefited from our focused regional client coverage, and revenues increased by over 30%. Other operating income in 2005 included the gain on the sale of the Bishopsgate office in London (EUR 43 million).

Operating expenses

Operating expenses increased by EUR 225 million, or 18.6%, to EUR 1,433 million, mainly due to EUR 40 million restructuring charges for Global Markets and Services and an increase in expenses linked to the growth in operating income, higher bonus expenses and higher costs for compliance with the Sarbanes-Oxley Act and other regulations.

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provisions increased by EUR 50 million to a charge of EUR 15 million due to lower releases.

Results of operations for the years ended 31 December 2005 and 2004

Results for the year 2005 increased by EUR 321 million to a loss of EUR 103 million. This reflects an increase in operating income of EUR 432 million, a decrease in operating expenses of EUR 85 million and an increase in loan impairment and other credit risk provisions of EUR 25 million.

Operating income

Operating income increased by EUR 432 million, or 63.7%, to EUR 1,110 million, due to the increase in revenues from Global Markets. For the year 2005, the operating income lines net interest income and net trading income should be viewed together due to a reclassification in 2005 between net interest and net trading income resulting from the transition to IFRS (impact approximately EUR 550 million). This required changes to reporting and data flows that we completed in 2005. For 2004, we were only able to estimate the amount, due to the complexity and the volume of transactions involved.

• Net interest income decreased by EUR 459 million to minus EUR 248 million and net trading income increased by EUR 778 million to EUR 957 million. Viewed together, the increase was due to higher Global Markets results.

• Other operating income in 2005 included the gain on the sale of the Bishopsgate office in London (EUR 43 million).

Operating expenses

Operating expenses decreased by EUR 85 million, or 6.6%, to EUR 1,208 million. The 2004 results included restructuring charges (EUR 123 million) for both former Wholesale Clients and Group Shared Services reorganisations.

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provisions increased by EUR 25 million to a release of EUR 35 million, due to lower level of releases.

BU North America

The table sets forth selected information pertaining to BU North America for the years ended 31 December 2006, 2005 and 2004.

	For the year ended 31 December
	2006	2005	2004
	(in millions of EUR, except staff, branches and offices and percentages)
Net interest income	2,348	2,211	2,332
Net fee and commission income	697	734	619
Net trading income	229	269	182
Results from financial transactions	155	79	(196)
Share of result in equity accounted investments	4	4	2
Other operating income	313	224	288
Operating income	3,746	3,521	3,227
Operating expenses	2,457	2,299	2,164
Operating result	1,289	1,222	1,063
Loan impairment and other credit risk provisions	38	(86)	161
Operating profit before taxes	1,251	1,308	902
Income tax expense	167	273	161
Net operating profit	1,084	1,035	741
Profit from discontinued operations net of tax	104	51	58
Profit for the year	1,188	1,086	799

Total assets	163,276	148,392	129,834
Risk-weighted assets	71,697	74,239	60,474
Full-time equivalent staff	14,833	15,018	15,799
Number of branches and offices	441	442	436
Efficiency ratio (in %)	65.6%	65.3%	67.1%

On 22 January 2007, the Group announced the sale of the ABN AMRO Mortgage Group, Inc. (AAMG), our US-based residential mortgage broker originating platform and the residential mortgage servicing business, to Citigroup. The decision to exit the wholesale mortgage business is part of the Group’s strategy to streamline its activities and to align them around its mid-market commercial and consumer clients. LaSalle Bank Corporation, AAMG’s corporate parent, will continue to serve consumer clients with residential mortgages and home equity loans through its retail branch network. The closing of this transaction occured in the first quarter of 2007, and the results of the divested business are reported as discontinued operations net of tax and are therefore not part of the comparison made.

Results of operations for the years ended 31 December 2006 and 2005

Profit for the year increased by EUR 102 million, or 9.4%, to EUR 1,188 million. Profit from continuing operations increased by EUR 49 million, or 4.7%, to EUR 1,084 million, mainly as a result of increases in operating income of EUR 225 million, EUR 158 million in operating expenses and EUR 124 million in loan impairment and other credit risk provisions. Discontinued operations net of tax increased by EUR 53 million. The US dollar depreciated 2.1% on average compared with the euro (comparing average rate in 2006 with the average rate in 2005).

Operating income

Operating income increased by EUR 225 million, or 6.4%, to EUR 3,746 million, mainly due to an improved contribution from all business lines despite challenges from the yield curve. The yield curve was inverted or flat for most of the year, which resulted in pressure on interest spreads. Furthermore, operating income increased due to the impact of the Talman settlement (EUR 110 million).

•	Net interest income increased by EUR 137 million, or 6.2%, mainly due to continued commercial loan growth and higher deposit spreads.

•
Results from financial transactions increased by EUR 76 million, or 96.2%, mainly due to higher volumes and gains from commercial conduit and multi-family group loan sales and improved cross-selling efforts. Cross-selling income increased primarily from cash management and syndication fees and from Global Market products, such as derivatives, foreign exchange and capital market products.

•
Other operating income increased by EUR 89 million, or 39.7%, due to the inclusion of the impact of the Talman settlement. In December 2006, BU North America, through LaSalle Bank N.A., received a favourable judgement in its claim against the US-government related to the 1992 acquisition of the Talman Home Federal Savings and Loan Association. As a result, in December 2006, EUR 110 million was recognised in other operating income.

Operating expenses

Operating expenses increased by EUR 158 million, or 6.9%, to EUR 2,457 million mainly due to EUR 52 million restructuring charges related to a programme announced on 28 December 2006, EUR 12 million restructuring charges for the additional Services initiative and higher expenses related to investments in Group Service IT action tracks and increased compliance expenses.

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provisions increased by EUR 124 million, from a net release of EUR 86 million to a net charge of EUR 38 million, mainly as a result of lower recoveries and releases.

Income tax expense

The overall effective tax rate declined from 20.9% in 2005 to 13.4% in 2006 due to tax releases.

Results of operations for the years ended 31 December 2005 and 2004

Profit for the year increased by EUR 287 million, or 35.9%, to EUR 1,086 million. This is mainly the result of increased operating income of EUR 294 million, increased operating expenses of EUR 135 million and a decrease in loan impairment and other credit risk provisions of EUR 247 million. The US dollar appreciated by 0.8% on average compared with the euro (comparing average rate in 2005 with the average rate in 2004).

Operating income

Operating income increased by EUR 294 million, or 9.1%, to EUR 3,521 million, mainly driven by higher commercial banking revenues and lower hedging costs related to the available-for-sale portfolio.

• Net interest income decreased by EUR 121 million, or 5.2%, mainly due to the impact of the flattening yield curve and margin pressure in Global Markets and in commercial lending due to increased competition, partly offset by solid commercial loan growth and higher deposit spreads.

• Net fee and commission income increased by EUR 115 million, or 18.6%, mainly due to higher Global Markets client commissions. The number of personal and small business checking accounts increased by more than 27,000, which led to higher checking- and trustee-related fees.

• Net trading income increased by EUR 87 million, or 47.8%, mainly due to higher Global Markets trading results.

• Results from financial transactions increased by EUR 275 million to EUR 79 million, due to lower hedging costs and higher gains from investment securities. The hedging costs, related to the available-for-sale portfolio, were significantly lower due to lower volatility in interest rates in 2005.

• Other operating income in 2004 included the sale of the professional brokerage and domestic custody business (EUR 46 million).

Operating expenses

Operating expenses increased by EUR 135 million, or 6.2%, to EUR 2,299 million, mainly due to expenses with respect to higher start-up costs of Group projects related to compliance, human resources and information technology. The 2004 results included restructuring charges (EUR 89 million) for both former Wholesale Clients and Global Shared Service reorganisations.

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provisions decreased by EUR 247 million, or 153.4%, due to a net release of EUR 86 million. The decrease was due to lower gross provisioning levels as well as increased recoveries, reflecting the improving credit quality of the loan portfolio.

BU Latin America

The table sets forth selected information pertaining to BU Latin America for the years ended 31 December 2006, 2005 and 2004.

	For the year ended 31 December
	2006	2005	2004
	(in millions of EUR, except staff, branches and offices and percentages)
Net interest income	2,905	2,210	1,536
Net fee and commission income	484	379	344
Net trading income	209	57	(6)
Results from financial transactions	34	11	(4)
Share of result in equity accounted investments	55	37	9
Other operating income	51	369	152
Operating income	3,738	3,063	2,031
Operating expenses	2,219	1,848	1,386
Operating result	1,519	1,215	645
Loan impairment and other credit risk provisions	722	348	230
Operating profit before taxes	797	867	415
Income tax expense	149	265	174
Net operating profit	648	602	241
Profit for the year	648	602	241

Total assets	36,169	27,903	18,371
Risk-weighted assets	19,416	18,699	11,785
Full-time equivalent staff	28,180	26,479	27,489
Number of branches and offices	2,151	2,153	2,106
Efficiency ratio (in %)	59.4%	60.3%	68.2%

Results of operations for the years ended 31 December 2006 and 2005

Profit for the year increased by EUR 46 million, or 7.6%, to EUR 648 million. This is mainly the result of an increase in operating income of EUR 675 million, an increase in operating expenses of EUR 371 million and an increase in loan impairment and other credit risk provisions of EUR 374 million. The Brazilian real appreciated by 8.3% on average compared with the euro (comparing average rate in 2006 with the average rate in 2005).

Operating income

Operating income increased by EUR 675 million, or 22.0%, to EUR 3,738 million, mainly due to the continued strong growth of the Brazil credit portfolio and a further improvement in non-interest income, partly offset by the inclusion in 2005 of the book profit on the sale of Real Seguros (EUR 229 million in other operating income). The contribution from Brazil to the operating income of the BU Latin America was unchanged at 95%.

At constant foreign exchange rates, the Brazilian retail banking business, which contributed 69.0% to the operating income from Brazil, grew by 19.7%, fuelled by a 31.8% increase in the retail loan portfolio at slightly lower net interest margins.

For the Aymoré consumer finance activities, which contributed 12.0% to the operating income from Brazil, operating income was up by 34.4% due to strong loan growth. Average balances grew by 32.1%. Commercial banking, which contributed 6.2% to the operating income from Brazil, increased its operating income by 18.8% on the back of loan growth, client-related trading income and net fee and commission income.

Operating expenses

Operating expenses increased by EUR 371 million, or 20.1%, to EUR 2,219 million, mainly due to a restructuring charge (EUR 12 million), higher investments related to Group Services IT outsourcing projects, the impact of the successive new collective labour agreements (collective labour agreements that came into effect in September 2005 and September 2006) and an increase in performance-related bonuses. The operating expense growth should also be seen in the context of an 8% increase in the number of customers in Brazil to 13.1 million at year-end 2006, as well as a further expansion of the network of sales outlets.

Loan impairment and other credit risk provisions

Loan impairments and other credit risk provisions increased by EUR 374 million, or 107.5%, to EUR 722 million, reflecting an increase in delinquencies in Brazil, mainly in the first half of the year 2006, as a result of the strong increase in credit availability in Brazil that started in 2005.

Income tax expense

The overall effective tax rate for the year 2006 declined by 11.9 percentage point to 18.7% as a result of tax credits related to the acquisition of Banca Intesa’s minority holding in Banco ABN AMRO Real.

Results of operations for the years ended 31 December 2005 and 2004

Profit for the year increased by EUR 361 million, or 149.8%, to EUR 602 million. This is mainly due to an increase in operating income of EUR 1,032 million, an increase in operating expenses of EUR 462 million and an increase of loan impairment and other credit risk provisions of EUR 118 million. The Brazilian real appreciated by 22.6% on average compared with the euro (comparing average rate in 2005 with the average rate in 2004).

Operating income

Operating income increased by EUR 1,032 million, or 50.8%, to EUR 3,063 million.

•
Net interest income increased by EUR 674 million, or 43.9%, mainly driven by robust organic growth in retail banking activities. The retail banking activities expanded by 16.0%, fuelled by a 31.4% increase in the retail loan portfolio. Lending to households, accounting for 53.8% of the retail loan portfolio, increased by 35.1%, driven by strong growth in personal loans and overdrafts. Lending to small and medium-sized enterprises grew by 27.3% on the back of increased account receivables financing and working capital needs. The average spread of the retail loan portfolio remained virtually unchanged.

•
Net fee and commission income increased by EUR 35 million, or 10.2%. At constant foreign exchange rates, the net fee and commission income decreased, mainly due to payment services (retail banking) and higher commissions paid to car dealers resulting from higher volume in car loans.

•	Net trading income increased by EUR 63 million to EUR 57 million, due to higher overall results from foreign exchange dealing and derivatives held for trading.

•	Share of result in equity-accounted investments increased by EUR 28 million to EUR 37 million, mainly due to Visanet and Usiminas investments.

•	Other operating income increased by EUR 217 million, due to the inclusion of the gain (EUR 229 million) on the sale of Real Seguros.

Operating expenses

Operating expenses increased by EUR 462 million, or 33.3%, to EUR 1,848 million driven by increases in personnel costs as a result of the new collective labour agreement, an increase in bonus accruals, new marketing and current account acquisition campaigns, the appreciation of the Brazilian real and expenses (EUR 37 million) in the last quarter of 2005 relating to the settlement of pension fund obligations regarding the one-time bonus element of the collective labour agreements of previous years, as well as information technology expenses.

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provisions on loan losses increased by EUR 118 million, or 51.3%, to EUR 348 million, reflecting the strong growth in the retail portfolio.

Income tax expense

The overall effective tax rate for the year 2005 fell by 11.3 percentage points to 30.6%, mainly as a result of tax credits in the fourth quarter of 2005. The further appreciation of the Brazilian real against the US dollar in 2005 led to a hedge-related tax charge of EUR 39 million, compared with a hedge-related tax charge of EUR 24 million in 2004.

BU Asia

The table sets forth selected information pertaining to BU Asia for the years ended 31 December 2006, 2005 and 2004.

	For the year ended 31 December
	2006	2005	2004
	(in millions of EUR, except staff, branches and offices and percentages)
Net interest income	511	564	421
Net fee and commission income	593	421	383
Net trading income	310	131	120
Results from financial transactions	12	4	(3)
Share of result in equity accounted investments	62	73	127
Other operating income	31	44	22
Operating income	1,519	1,237	1,070
Operating expenses	1,089	914	710
Operating result	430	323	360
Loan impairment and other credit risk provisions	218	27	3
Operating profit before taxes	212	296	357
Income tax expense	101	90	83
Net operating profit	111	206	274
Profit from discontinued operations net of tax	-	-	240
Profit for the year	111	206	514

Total assets	60,187	57,280	46,943
Risk-weighted assets	12,375	11,902	9,394
Full-time equivalent staff	13,894	11,590	8,491
Number of branches and offices	114	144	140
Efficiency ratio (in %)	71.7%	73.9%	66.4%

Results of operations for the years ended 31 December 2006 and 2005

Profit for the year decreased by EUR 95 million, or 46.1%, to EUR 111 million. This reflects an increase in operating income of EUR 282 million, an increase in operating expenses of EUR 175 million and an increase in loan impairment and other credit risk provisions of EUR 191 million.

Operating income

Operating income increased by EUR 282 million, or 22.8%, to EUR 1,519 million, mainly driven by strong client growth in consumer banking and higher operating income in the commercial segment.

Client growth in the consumer banking segment was mainly driven by the Van Gogh Preferred Banking business (a relationship banking approach to mass affluent clients serviced through a dedicated point of contact). The number of clients in Asia increased by 18% to 3.3 million and the number of credit cards in Asia increased by 19% to 2.8 million. The strongest-performing regions, from a consumer banking perspective, were India, China, Hong Kong and Taiwan, United Arab Emirates and Indonesia. India and China, Hong Kong and Taiwan are some of our key franchises in Asia and are a major focus for our growth efforts. The higher operating income in the commercial business segment was mainly driven by growth in Hong Kong, United Arab Emirates, Pakistan and China. Australia grew by 59%, driven by strong growth in its infrastructure capital business.

•
Net fee and commission income increased by EUR 172 million, or 40.9%, mainly due to payment services following the growth in the credit card business and due to large infrastructure and capital deals in Australia.

•	Net trading income increased by EUR 179 million to EUR 310 million, mainly resulting from higher equity finance income in Hong Kong and Taiwan.

•
Share of result in equity accounted investments decreased by EUR 11 million, or 15.1%. The contribution from our participation (40%) in Saudi Hollandi Bank decreased by EUR 9 million, or 12.3%, as the improved operating result was more than offset by our share in EUR 21 million provisioning.

Operating expenses

Operating expenses increased by EUR 175 million, or 19.1%, to EUR 1,089 million, which was mainly a reflection of staff hirings (from 11,590 full-time equivalents in 2005 to 13,894 full-time equivalents in 2006), continued investments in the expansion of the branch network in support of our Van Gogh Preferred Banking growth ambitions and continued growth in the consumer and credit card business and EUR 10 million restructuring charges for Global Markets and Risk.

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provisions increased by EUR 191 million to EUR 218 million, mainly reflecting higher provisions for the credit card receivables in Taiwan.

Results of operations for the years ended 31 December 2005 and 2004

Profit for the year 2005 decreased by EUR 308 million, or 59.9%, to EUR 206 million. Profit from continuing operations decreased by EUR 68 million, or 24.8%, to EUR 206 million. This is mainly the result of an increase in operating income of EUR 167 million, an increase in operating expenses of EUR 204 million and an increase in loan impairment and other credit risk provisions of EUR 24 million. Discontinued operations net of tax related to the classification as discontinued operations net of tax of Bank of Asia, which was sold in 2004.

Operating income

Operating income increased by EUR 167 million, or 15.6%, to EUR 1,237 million, largely due to strong growth in consumer banking revenues driven by the growth of the credit card business and the Van Gogh Preferred Banking activities. The number of credit cards in Asia increased by 48% to 2.4 million and the number of customers in Asia increased by 36% to 2.8 million.

•	Net interest income increased by EUR 143 million, or 34.0%, reflecting the increase in credit card lending, consumer finance and saving accounts.

•
Net fee and commission income increased by EUR 38 million, or 9.9%, due to payment services following the growth in the credit card business, partly offset by the reclassification of credit card lending fees from net fee and commission income to net interest income in 2005.

•
Share of result in equity accounted investments decreased by EUR 54 million, or 42.5%, mainly due to the inclusion in 2004 of the sale of shares in the Thai brokerage operation. The contribution from our participation (40%) in Saudi Hollandi Bank increased.

Operating expenses

Operating expenses increased by EUR 204 million, or 28.7%, to EUR 914 million, mainly due to higher expenses from Global Markets activities and continued investments in the various businesses in Asia, including the launch of new products, opening of new branches and intensive marketing campaigns. In 2005, 14 branches were opened, bringing the total in Asia to 67, of which 23 are located in India. The 2004 results included a restructuring charge (EUR 27 million) for both former Wholesale Clients and Group Shared Services reorganisations.

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provisions increased by EUR 24 million to EUR 27 million, reflecting the growth of the loan portfolio and higher credit card outstandings.

BU Global Clients

The table below sets forth selected information pertaining to BU Global Clients for the years ended 31 December 2006, 2005 and 2004.

	For the year ended 31 December
	IFRS			Consolidation effect (1)			Excluding consolidation effect (non-GAAP measure) (2)
	2006	2005	2004	2006	2005	2004	2006	2005	2004
	(in millions of EUR, except staff, branches and offices and percentages)
Net interest income	555	646	568	-	(72)	-	555	718	568
Net fee and commission income	1,246	831	860	-	-	-	1,246	831	860
Net trading income	563	711	519	-	-	-	563	711	519
Results from financial transactions	41	121	133	-	46	-	41	75	133
Other operating income	3	13	8	-	-	-	3	13	8
Income of consolidated private equity holdings	-	128	-	-	128	-	-	-	-
Operating income	2,408	2,450	2,088	-	102	-	2,408	2,348	2,088
Operating expenses	2,144	1,869	1,782	-	104	-	2,144	1,765	1,782
Operating result	264	581	306	-	(2)	-	264	583	306
Loan impairment and other credit risk provisions	(27)	(50)	49	-	-	-	(27)	(50)	49
Operating profit before taxes	291	631	257	-	(2)	-	291	633	257
Income tax expense	(13)	78	68	-	(2)	-	(13)	80	68
Net operating profit	304	553	189	-	-	-	304	553	189
Profit for the year	304	553	189	-	-	-	304	553	189

Total assets	69,443	54,585	32,137	-	-	-	69,443	54,585	32,137
Risk-weighted assets	25,230	26,171	22,429	-	-	-	25,230	26,171	22,429
Full-time equivalent staff	1,214	1,153	1,778	-	-	-	1,214	1,153	1,778
Number of branches and offices	70	69	65	-	-	-	70	69	65
Efficiency ratio (in %)	89.0%	76.3%	85.3%	-	102.0%	-	89.0%	75.2%	85.3%

(1) This is the impact per line item of the private equity investments which are required to be consolidated under IFRS. See the accounting policies section of our financial statements.

(2) See “-A. Operating results - Consolidation effect of controlled private equity investments” for an explanation of our use of non-GAAP financial measures.

Results of operations for the years ended 31 December 2006 and 2005

Profit for the year decreased by EUR 249 million, or 45.0%, to EUR 304 million. This is mainly the result of a decrease in operating income of EUR 42 million, an increase in operating expenses of EUR 275 million and a decrease in loan impairment and other credit risk provisions of EUR 23 million.

Operating income

Operating income decreased by EUR 42 million, or 1.7%, to EUR 2,408 million. Excluding the consolidation effect (non-GAAP measure) operating income rose by EUR 60 million, or 2.5%.

•
Net fee and commission income increased by EUR 415 million, or 49.9%, and net trading income decreased by EUR 148 million, or 20.8%. The product take-up of clients served in 2005 was approximately one-third mergers and acquisitions, fixed income capital markets, equity capital markets, structured lending and merchant banking; one-third equity and financial markets (rates, foreign exchange, credits and alternative local products) and one-third loan products and transaction banking. Further focus on fee-driven products led to a change in the product mix in 2006 with strong growth in primary and secondary capital markets products.

•	The 2006 results include the fair market adjustments of the indirect stake in Korean Exchange Bank (positive EUR 69 million in 2005 and negative EUR 13 million in 2006).

•	Results from financial transactions decreased by EUR 80 million, or 66.1%. As of the second half of 2005 the BU Global Clients implemented an ongoing programme of credit portfolio hedging,

securitisations and loan sales, in line with the Group’s strategy to manage the balance sheet more actively. Costs associated with managing the portfolio are booked as a net charge to results from financial transactions.

Operating expenses

Operating expenses increased by EUR 275 million, or 14.7%, to EUR 2,144 million (non-GAAP measure EUR 379 million), due to a shift in the product mix, which led to an increase in allocated infrastructure and product costs, and in 2006 includes a restructuring charge (EUR 19 million) for Group Shared Services reorganisations.

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provisions decreased by EUR 23 million to a net release of EUR 27 million, which was mainly caused by a release in the incurred-but-not-identified provision.

Results of operations for the years ended 31 December 2005 and 2004

Profit for the year increased by EUR 364 million, or 192.6%, to EUR 553 million. This is mainly the result of an increase in operating income of EUR 362 million, an increase in operating expenses of EUR 87 million and a decrease in loan impairment and other credit risk provisions of EUR 99 million.

Operating income

Operating income increased by EUR 362 million, or 17.3%, to EUR 2,450 million, mainly due to the operating income of our private equity holding (Priory) and due to enhanced activity of our clients and a greater share of their wallet.

Operating expenses

Operating expenses increased by EUR 87 million, or 4.9%, to EUR 1,869 million, mainly due to the consolidation of operating expenses of our private equity holding (Priory). The 2004 results included a restructuring charge (EUR 49 million) for both the former Wholesale Clients and Global Shared Service reorganisation.

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provisions decreased by EUR 99 million to a net release of EUR 50 million, mainly due to releases.

BU Private Clients

The table sets forth selected information pertaining to BU Private Clients for the years ended 31 December 2006, 2005 and 2004.

	For the year ended 31 December
	2006	2005	2004
	(in millions of EUR, except staff, branches and offices and percentages)
Net interest income	544	529	459
Net fee and commission income	700	612	560
Net trading income	64	44	53
Results from financial transactions	4	11	1
Share of result in equity accounted investments	2	1	14
Other operating income	75	100	59
Operating income	1,389	1,297	1,146
Operating expenses	956	915	869
Operating result	433	382	277
Loan impairment and other credit risk provisions	40	16	7
Operating profit before taxes	393	366	270
Income tax expense	121	87	78
Net operating profit	272	279	192
Profit for the year	272	279	192

Total assets	20,510	19,111	16,416
Risk-weighted assets	9,672	9,437	7,498
Assets under Administration (in billions of EUR)	142.0	131.0	115.0
Full-time equivalent staff	3,365	4,093	4,024
Number of branches and offices	96	85	83
Efficiency ratio (in %)	68.8%	70.5%	75.8%

Results of operations for the years ended 31 December 2006 and 2005

Profit for the year decreased by EUR 7 million, or 2.5%, to EUR 272 million. This reflects an increase in operating income of EUR 92 million, an increase in operating expenses of EUR 41 million, an increase in loan impairment and credit risk provisions of EUR 24 million and an increase in income tax expense of EUR 34 million.

Operating income

Operating income increased by EUR 92 million, or 7.1%, to EUR 1,389 million driven by increases across all regions (especially the Netherlands, France and Germany) and the successful integration of Bank Corluy into Private Clients Belgium.

•	Net interest income grew by EUR 15 million, or 2.8%, on the back of higher volumes in client deposits.

•
The increase in non-interest income was driven by net fee and commission income, which grew by EUR 88 million, or 14.4%, reflecting the client appetite for equity products and Private Investor Products. Assets under Administration increased by EUR 11.0 billion to EUR 142.0 billion, reflecting an increase in net new assets and higher net asset values due to improved financial markets. The asset mix remained relatively stable with 69% in securities and 31% in cash.

•	Other operating income in 2005 included the gain on the sale of Nachenius, Tjeenk & Co in 2005 (EUR 38 million).

Operating expenses

Operating expenses increased by EUR 41 million, or 4.5%, to EUR 956 million as a consequence of the merger of Banque Neuflize and Banque OBC in France, higher value-added tax in France following a change in legislation, higher expenses in Asia and Latin America to fund future growth and higher compliance costs. The 2005 results included restructuring charges (EUR 45 million versus EUR -27 million release in 2006) related to the merger of Banque Neuflize and OBC in France.

Loan impairment and credit risk provisions

Loan impairment and credit risk provisions increased by EUR 24 million to EUR 40 million, mainly due to a higher provision in the International Diamonds & Jewelry Group.

Results of operations for the years ended 31 December 2005 and 2004

Profit for the year 2005 increased by EUR 87 million, or 45.3%, to EUR 279 million. This is mainly the result of increased operating income of EUR 151 million and increased operating expenses of EUR 46 million.

Operating income

Operating income increased by EUR 151 million, or 13.2%, to EUR 1,297 million, mainly due to a strong performance in the Netherlands and Germany and the contribution of Bank Corluy (Private Clients Belgium).

•	Net interest income increased by EUR 70 million, or 15.3%, due to higher client balances on savings accounts and deposits, and spreads in the Netherlands, Germany and the European growth markets.

•
Net fee and commission income increased by EUR 52 million, or 9.3%, mainly due to higher Assets under Administration, as well as improved equity markets and a substantial number of new product launches.

•	Share of result in equity accounted investments decreased by EUR 13 million. The results in 2004 included a book profit on the sale of fund management services in France.

•	Other operating income increased by EUR 41 million, due to the gain on the sale of Nachenius, Tjeenk & Co (EUR 38 million).

Operating expenses

Operating expenses increased by EUR 46 million, or 5.3%, to EUR 915 million, partly due to higher costs related to the expansion of the business in the Netherlands. Expenses in Germany showed a decline, reflecting the cost synergies from the completed integration of Delbrück Bethmann Maffei.

The results in 2005 included restructuring charges (EUR 45 million) related to the merger of Banque Neuflize and OBC in France and the results in 2004 included Group Shared Services restructuring charges (EUR 56 million).

Income tax expense

The overall effective tax rate for the year 2005 fell by 5.1% points to 23.8%, mainly due to tax exempt book profit on the sale of Nachenius, Tjeenk & Co and lower tax expense resulting from the statutory reduction of Swiss corporate income tax.

BU Asset Management

The table sets forth selected information pertaining to BU Asset Management for the years ended 31 December 2006, 2005 and 2004.

	For the year ended 31 December
	2006	2005	2004
	(in millions of EUR, except staff, branches and offices and percentages)
Net interest income	(15)	6	5
Net fee and commission income	717	596	535
Net trading income	(4)	14	9
Results from financial transactions	40	55	10
Share of result in equity accounted investments	1	18	2
Other operating income	89	23	34
Operating income	828	712	595
Operating expenses	528	501	444
Operating profit before taxes	300	211	151
Income tax expense	65	40	46
Net operating profit	235	171	105
Profit for the year	235	171	105

Total assets	1,402	1,199	954
Risk-weighted assets	870	823	1,182
Assets under Management (in billions of EUR)	193.3	176.2	160.7
Full-time equivalent staff	1,563	1,655	1,919
Number of branches and offices	22	33	31
Efficiency ratio (in %)	63.8%	70.4%	74.6%

In February 2006, BU Asset Management acquired International Asset Management Limited (IAM). IAM is a fund of hedge funds that manages approximately USD 2.6 billion of Assets under Management.

Results of operations for the years ended 31 December 2006 and 2005

Profit for the year increased by EUR 64 million, or 37.4%, to EUR 235 million. This was mainly the result of an increase in operating income of EUR 116 million, partly offset by an increase in operating expenses of EUR 27 million.

Operating income

Operating income increased by EUR 116 million, or 16.3%, to EUR 828 million.

•
Net fee and commission income increased by EUR 121 million, or 20.3%, reflecting the higher Assets under Management levels, the higher fee levels on existing products and a further shift in the asset mix towards more profitable products.

•	Share of result in equity accounted investments decreased by EUR 17 million to EUR 1 million due to the sale of the trust business in 2005.

•	Results from financial transactions decreased by EUR 15 million, or 27.3%, due to a decline in revenues from seed capital positions.

•
Other operating income increased by EUR 66 million to EUR 89 million as a result of divestments. The 2006 results included the gain on the sale of the Asset Management operations in Curacao (EUR 28 million), the gain on the sale of the domestic asset management operations in Taiwan (EUR 38 million) and the gain on the sale of the US mutual fund business (EUR 17 million). The 2005 results included the sale of operations in Kazakhstan (EUR 13 million).

Operating expenses

Operating expenses increased by EUR 27 million, or 5.4%, to EUR 528 million. Lower operating expenses due to the sale of the trust business were more than offset by higher bonus accruals and the inclusion of IAM.

Income tax expense

The overall effective tax rate for the year increased from 19.0% in 2005 to 21.7% in 2006, mainly due to lower levels of tax-exempted seed capital gains. The income tax expense was also influenced in 2006 by the tax-exempted gain on the sale of the asset management operations in Curacao (EUR 28 million), the tax-exempted gain on the sale of the domestic asset management operations in Taiwan (EUR 38 million) and the tax-exempted gain on the sale on the sale of the United States mutual fund business (EUR 17 million). The income tax expense in 2005 was influenced by the inclusion of the tax-exempted gain on the sale of the trust business (EUR 17 million).

Results of operations for the years ended 31 December 2005 and 2004

Profit for the year increased by EUR 66 million, or 62.9%, to EUR 171 million. This is mainly the result of an increase in operating income of EUR 117 million and an increase in operating expenses of EUR 57 million.

Operating income

Operating income increased by EUR 117 million, or 19.7%, to EUR 712 million.

• Net fee and commission income increased by EUR 61 million, or 11.4%, despite the loss in net fee and commission income from the sale of the trust business. The increase reflected the improved asset mix towards more profitable products, higher fee levels on existing products, the rise in Assets under Management levels due to a better capital markets environment and improved performance of our mandates.

•  Results from financial transactions increased by EUR 45 million to EUR 55 million, due to the positive returns on seed capital and the book profit on small divestments.

•  Share of result in equity accounted investments increased by EUR 16 million to EUR 18 million, due to the sale of the trust business.

• Other operating income decreased by EUR 11 million, or 32.4%, as a result of divestments driven by the strict focus on core activities. The 2005 results included the sale of operations in Kazakhstan (EUR 13 million). The 2004 results included the gain on the sale of the 401 K business in the United States (EUR 16 million) and the book profit on the sale of the Czech pension fund in the first quarter of the year (EUR 12 million).

Operating expenses

Operating expenses increased by EUR 57 million, or 12.8%, to EUR 501 million, mainly driven by higher performance-related remuneration, professional fees related to divestment processes, an increase in commercial activities and an impairment charge taken for software and commercial contracts.

Income tax expense

The overall effective tax rate for the year decreased from 30.5% in 2004 to 19.0% in 2005, due to the impact of non-taxable events including the impact of the sale of the trust business (EUR 17 million), small divestments and proceeds from seed capital. The income tax expense in 2004 also included the impact of the tax exempted gain on the sale of the Czech Pension Fund (EUR 12 million).

Private Equity

The table below sets forth selected information pertaining to Private Equity for the years ended 31 December 2006, 2005 and 2004.

	For the year ended 31 December
	IFRS			Consolidation effect (1)			Excluding consolidation effect (non-GAAP measure)(2)
	2006	2005	2004	2006	2005	2004	2006	2005	2004
	(in millions of EUR, except staff, branches and offices and percentages)
Net interest income	(299)	(200)	(113)	(342)	(208)	(83)	43	8	(30)
Net fee and commission income	12	17	8	-	-	-	12	17	8
Net trading income	13	(13)	3	(3)	2	(1)	16	(15)	4
Results from financial transactions	422	353	579	15	(11)	(27)	407	364	606
Other operating income	2	1	(25)	-	(6)	-	2	7	(25)
Income of consolidated private equity holdings	5,313	3,509	2,616	5,313	3,509	2,616	-	-	-
Operating income	5,463	3,667	3,068	4,983	3,286	2,505	480	381	563
Operating expenses	5,031	3,391	2,614	4,939	3,262	2,499	92	129	115
Operating result	432	276	454	44	24	6	388	252	448
Loan impairment and other credit risk provisions	26	34	16	-	-	-	26	34	16
Operating profit before taxes	406	242	438	44	24	6	362	218	432
Income tax expense	(3)	(21)	33	44	24	6	(47)	(45)	27
Net operating profit	409	263	405	-	-	-	409	263	405
Profit for the year	409	263	405	-	-	-	409	263	405

Total assets	7,706	7,293	4,135	4,537	3,477	2,393	3,169	3,816	1,743
Risk-weighted assets	2,379	2,678	1,988	-	-	-	2,379	2,678	1,988
Full-time equivalent staff	30,974	27,884	18,053	30,881	27,775	17,938	93	109	115
Number of branches and offices	7	9	9	-	-	-	7	9	9
Efficiency ratio (in %)	92.1%	92.5%	85.2%	99.1%	99.3%	99.8%	19.2%	33.9%	20.4%

(1) This is the impact per line item of the private equity investments which are required to be consolidated under IFRS. See the accounting policies section of our consolidated financial statements.

(2) See “-A. Operating results - Consolidation effect of controlled private equity investments” for an explanation of our use of non-GAAP financial measures.

Results of operations for the years ended 31 December 2006 and 2005

Private Equity made a total of EUR 483 million in new investments in 2006. A total of EUR 1,044 million in proceeds was realised from divestments. As a result of investments, divestments, unrealised fair market value changes including foreign exchange fluctuations of EUR 412 million, the value of the total portfolio under management by Private Equity decreased from EUR 2,458 million in 2005 to EUR 2,309 million in 2006.

Major new buy-out investments in 2006 were U-pol (United Kingdom, automotive manufacturing), OFIC (France, isolation materials), Lucas Bols (Netherlands, branded liqueurs and spirits), Nextira One (France, integrated enterprise network solutions), Volution (United Kingdom, constructions), Douglas Hanson (United States, manufacturing, add-on to Loparex, Sweden), Amitco (United Kingdom, manufacturing) and Saunatec (Finland, manufacturing).

Major divestments were Holland Railconsult (Netherlands, railway engineering), Kreatel communications (Sweden, telecommunications), Sogetrel (France, telecommunications), Radio Holland Group (Netherlands, maritime navigation and communication systems) and RTD (Netherlands, industrial non-destructive testing services), Jessops (United Kingdom, retail) and Dennis Eagle (United Kingdom, industrial).

The fair value of the unquoted buy-out portfolio at year-end 2006 amounted to EUR 1,729 million. The fair market value of the unquoted corporate investment portfolio amounted to EUR 533 million. The fair market value of the quoted portfolio was EUR 47 million.

In 2006, Private Equity completed 19 acquisitions and 58 add-ons for a total of EUR 483 million and 39 divestments for a total of EUR 1,044 million.

Profit for the year increased by EUR 146 million, or 55.5%, to EUR 409 million. This was mainly the result of an increase in operating income of EUR 1,796 million and an increase in operating expenses of EUR 1,640 million.

Operating income

Operating income increased by EUR 1,796 million, or 49.0%, to EUR 5,463 million, mainly due to higher income from consolidated private equity investments, higher unrealised fair market value returns from unconsolidated investments partially offset by increased interest expenses.

Net interest income decreased by EUR 99 million to a minus of EUR 299 million, due to higher interest expenses from consolidated private equity investments.

Operating expenses

Operating expenses increased by EUR 1,640 million, or 48.4%, to EUR 5,031 million, mainly due to higher expenses from consolidated private equity investments, lower overhead charges and lower goodwill impairments.

Results of operations for the years ended 31 December 2005 and 2004

The fair market value of the private equity portfolio increased from EUR 1,993 million in 2004 to EUR 2,458 million in 2005. This was the result of EUR 812 million in new investments, EUR 497 million of investments sold, EUR 188 million (including foreign exchange fluctuations) of unrealised fair market value changes on the existing portfolio and EUR 38 million of reclassifications (including foreign exchange fluctuations). Unrealised changes in the fair market value of the consolidated portfolio are only recognised as operating income at the time when a consolidated investment is sold.

Major new buy-out investments in 2005 were FlexLink (Sweden, engineering), Strix (UK, engineering), Fortex (Netherlands, support services), Loparex (Finland, industrial products), Everod (Australia, medical services), Bel’m (France, consumer products), IMCD (Netherlands, chemicals), Nueva Terrain (Spain, construction), Roompot (Netherlands, leisure), Scotts and McColls (Australia, transportation), Bonna Sabla (France, industrial products & services) and Bianchi Vending (Italy, business products & supplies). Major divestments were Handicare (Norway, medical equipment), MobiTel (Bulgaria, communications), AUSDOC (Australia, support services) and Puzzler Media (UK, media).

The fair market value of the unquoted buy-out portfolio at year-end 2005 amounted to EUR 1,711 million. The fair market value of the unquoted corporate investment portfolio amounted to EUR 579 million. The fair market value of the quoted portfolio was EUR 168 million.

Profit for the year decreased by EUR 142 million, or 35.1%, to EUR 263 million. This was mainly the result of an increase in operating income of EUR 599 million, an increase in operating expenses of EUR 777 million and an increase in loan impairment and other credit risk provisions of EUR 18 million.

Operating income

Operating income increased by EUR 599 million, or 19.5%, to EUR 3,667 million, mainly due to higher operating income from consolidated private equity investments.

• Net interest income decreased by EUR 87 million to a minus of EUR 200 million, mainly due to higher interest expenses from consolidated private equity investments.

• Results from financial transactions decreased by EUR 226 million, or 39.0%, mainly due to a lower level of exits of consolidated investments. Results from financial transactions related to consolidated investments are recorded only at the time of the sale, in contrast to unconsolidated investments, whose unrealised fair value results are recorded directly in income.

Operating expenses

Operating expenses increased by EUR 777 million, or 29.7%, to EUR 3,391 million, mainly due to higher operating expenses from consolidated private equity investments and due to higher incentive compensation payments and expenses related to a higher volume of investments, which were higher in 2005 versus 2004.

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provisions increased by EUR 18 million to EUR 34 million, due to a provision taken in the United Kingdom portfolio.

Income tax expense

Income tax expense decreased by EUR 54 million to minus EUR 21 million, mainly due to a tax release of EUR 45 million.

Group Functions

The table sets forth selected information pertaining to Group Functions, for the years ended 31 December 2006, 2005 and 2004.

	For the year ended 31 December
	2006	2005	2004
	(in millions of EUR, except staff, branches and offices and percentages)
Net interest income	(368)	(261)	15
Net fee and commission income	79	90	96
Net trading income	77	59	37
Results from financial transactions	182	620	484
Share of result in equity accounted investments	67	114	20
Other operating income	461	26	9
Operating income	498	648	661
Operating expenses	428	74	393
Operating result	70	574	268
Loan impairment and other credit risk provisions	82	96	24
Operating profit / (loss) before taxes	(12)	478	244
Income tax expense / (credit)	(233)	(33)	44
Net operating profit	221	511	200
Profit from discontinued operations net of tax	-	-	1,207
Profit for the year	221	511	1,407

Total assets	68,183	83,351	68,003
Risk-weighted assets	(2,096)	7,053	3,871
Full-time equivalent staff	4,438	3,835	4,052
Efficiency ratio (in %)	85.9%	11.4%	59.5%

Group Functions includes the operating results of Group Services.

With the results for the third quarter of 2006, we announced measures to improve the cost efficiency and productivity in Group Functions. The improvement in operational efficiency will be achieved by focusing on efficiency and productivity that will affect more than 500 full-time equivalents predominantly at head office. In the fourth quarter of 2006 Group Functions took a restructuring charge of EUR 29 million.

Results of operations for the years ended 31 December 2006 and 2005

Profit for the year decreased by EUR 290 million, or 56.8%, to EUR 221 million. This was the result of a decrease in operating income of EUR 150 million, an increase in operating expenses of EUR 354 million and an increase in tax benefit of EUR 200 million.

Operating income

Operating income decreased by EUR 150 million, or 23.1%, to EUR 498 million, mainly due to lower asset and liability management results and a lower contribution from our share of result in equity accounted investments, partly offset by the gain on the sale of Kereskedelmi és Hitelbank Rt. (EUR 208 million), the gain on the sale of the Global Futures business (EUR 229 million) and a provision for balance-sheet adjustments in 2005 (minus EUR 86 million in 2005).

The lower asset and liability management income was due to higher funding costs as a result of higher euro and US dollar interest rates, lower returns on the investment portfolio as a result of the flattening yield curve, and marked-to-market losses on capital and risk hedging (credit default swap portfolio) as a result of credit spreads tightening. The loss on capital and risk hedging (credit default swap portfolio) of EUR 261 million in 2006 will be recovered over time as the underlying asset matures.

•	Net interest income includes the funding costs from preferred shares.

•	Results from financial transactions decreased by EUR 438 million to EUR 182 million, mainly due to lower results on bonds and credit default swaps.

•
Share of result in equity accounted investments decreased by EUR 47 million, or 41.2%, due to the absence of the contribution of our stake in Antonveneta, which was consolidated in 2006, and Kereskedelmi és Hitelbank Rt., which was sold in 2006, partly offset by a higher contribution from our stake in Capitalia.

•
Other operating income increased by EUR 435 million to EUR 461 million due to the inclusion of the gain on the sale of Kereskedelmi és Hitelbank Rt. (EUR 208 million) and the gain on the sale of the Futures business (EUR 229 million).

Operating expenses

Operating expenses increased by EUR 354 million to EUR 428 million. The results in 2006 included a EUR 29 million restructuring charge related to the reorganisation as announced on 30 October 2006 mainly for Risk Management and IT, higher costs for compliance with the Sarbanes-Oxley Act, Basel II and other regulations. The results in 2005 included a release of the post-retirement healthcare benefit provision (EUR 392 million), a provision for compensating holidays not taken by staff (EUR 56 million) and the costs of the United States regulatory fine (EUR 67 million).

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provisions decreased by EUR 14 million to EUR 82 million. The 2006 results included the Futures provisions (EUR 72 million) and the 2005 results included mainly provisions related to incurred-but-not-identified loan losses, which as of 2006 are allocated to the BUs.

Income tax expense

Income tax expense declined by EUR 200 million to minus EUR 233 million, mainly due to a large tax credit in the Netherlands and some other countries, the impact on deferred taxes of the change in the tax rate of the Netherlands and the impact of the tax exempted gain on the sale of Kereskedelmi és Hitelbank Rt. (EUR 208 million). The results in 2005 included a tax release of EUR 100 million and the impact of a tax exempted United States regulatory fine (EUR 67 million).

Results of operations for the years ended 31 December 2005 and 2004

Profit for the year decreased by EUR 896 million, or 63.7%, to EUR 511 million. Discontinued operations net of tax in 2004 are related to the classification as discontinued operations net of tax of LeasePlan, which was sold in 2004. Profit from continuing operations increased by EUR 311 million, or 155.5%, to EUR 511 million. This was mainly the result of a decrease in operating income of EUR 13 million, a decrease in operating expenses of EUR 319 million, an increase in loan impairment and other credit risk provision of EUR 72 million and declined income tax expense of EUR 77 million.

Operating income

Operating income decreased by EUR 13 million, or 2.0%, to EUR 648 million, mainly due to lower US dollar profit hedge results and a provision for balance-sheet adjustments (minus EUR 86 million), offsetting higher results from share of result in equity accounted investments.

•	Net interest income decreased by EUR 276 million to minus EUR 261 million, mainly due to lower US dollar hedging results and lower asset and liability management results.

•	Net fee and commission income decreased by EUR 6 million, or 6.3%, mainly due to the inclusion of a EUR 30 million fee paid to BU Global Markets related to the equity issue of ABN AMRO shares.

•
Results from financial transactions increased by EUR 136 million, or 28.1%, mainly due to the revaluation of Antonveneta options, the sale of bonds, derivative results and partly offset by the gain on the sale of our stake in Bank Austria in 2004.

•
Share of result in equity accounted investments increased by EUR 94 million to EUR 114 million, due to better results from our stakes in Capitalia and Antonveneta and in Hungary’s Kereskedelmi és Hitelbank Rt.

Operating expenses

Operating expenses decreased by EUR 319 million to EUR 74 million. The results in 2005 included a release of the post-retirement healthcare benefit provision (EUR 392 million), a provision for compensating holidays not taken by staff (EUR 56 million), the costs of the United States regulatory fine (EUR 67 million) and increased costs related to compliance with the Sarbanes-Oxley Act, Basel II and other regulations. The results in 2004 included a EUR 177 million charge for the buy-out or compensation paid to staff for the termination of the profit-sharing agreements, as provided by the new collective labour agreement.

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provisions increased by EUR 72 million to EUR 96 million, mainly due to provisions related to the incurred-but-not-identified loan losses.

Income tax expense

Income tax expense declined by EUR 77 million to a favourable tax benefit of EUR 33 million, mainly due to releases of tax provisions. The results in 2005 included the impact of a tax exempted United States regulatory fine (EUR 67 million).

Reconciliation of net profit under IFRS and US GAAP

We refer to Note 50 of our consolidated financial statements for our reconciliation of net profit under IFRS and US GAAP.

B. Liquidity and capital resources

The following table shows our capital at 31 December 2006, 2005 and 2004 according to IFRS.

Group capital	IFRS at 31 December
	2006	2005	2004
	(in millions of EUR)
Share capital	1,085	1,069	954
Share premium	5,245	5,269	2,604
Treasury shares	(1,829)	(600)	(632)
Retained earnings	18,599	15,237	11,580
Net gains (losses) not recognised in the income statement	497	1,246	309
Equity attributable to shareholders of the parent company	23,597	22,221	14,815
Equity attributable to minority interests	2,298	1,931	1,737
Total equity	25,895	24,152	16,552
Subordinated liabilities	19,213	19,072	16,687
Group capital	45,108	43,224	33,239

Group capital at year-end 2006 was EUR 45,108 million, an increase of EUR 1,884 million, or 4.4%, compared with 2005. The EUR 1,376 million, or 6.2%, increase in equity attributable to shareholders of the parent company equity was mainly due to retained earnings, partly offset by movements in special components of equity relating to cash flow hedges and available-for-sale securities, currency translation differences and purchase of treasury shares.

Group capital at year-end 2005 was EUR 43,224 million, an increase of EUR 9,985 million, or 30.0%, compared with 2004. The EUR 7,406 million, or 50.0%, increase in equity attributable to shareholders of the parent company was mainly due to retained earnings, private placements, exchange rate differences, share-based payments and exercise of staff options, partly offset by movements in special components of equity relating to cash flow hedges and available-for-sale securities.

The full-year addition to reserves resulting from profit attributable to the shareholders of the parent company less dividends paid equals EUR 3,252 million (2005: EUR 3,723 million). Private placements in 2005 included the issue on 5 April 2005 of 135 million ordinary shares at EUR 18.65 and the issue of 10.3 million ordinary shares at EUR 19.66 on 20 June 2005. Costs relating to these private placements of EUR 27 million were deducted from equity.

In 2006, the movements in net gains/(losses) not recognised in the income statement include the net movement in the reserve for available-for-sale assets consisting of net unrealised losses in available-for-sale assets of EUR 233 million and net realised gains reclassified to the income statement of EUR 602 million. The net movement in the cash flow hedge reserve consisting of the net unrealised gains on cash flow hedges of EUR 735 million and the realised gains reclassified to the income statement of EUR 215 million and exchange rate differences, amounting to a loss of EUR 434 million, of which EUR 59 million relates to the US dollar and EUR 101 million relates to the Brazilian real. Share-based payments resulted in a credit to equity of EUR 111 million (including deferred tax), and exercise of staff options resulting in a credit to equity of EUR 143 million.

In 2005, the movements in net gains/(losses) not recognised in the income statement include the net movement in the reserve for available-for-sale assets consisting of net unrealised gains in available-for-sale assets of EUR 717 million, partly offset by the net realised gains reclassified to the income statement of EUR 348 million and the net movement in the cash flow hedge reserve consisting of the net unrealised losses on cash flow hedges of EUR 386 million and the realised gains reclassified to the income statement of EUR 126 million and exchange rate differences, amounting to a gain of EUR 1,080 million, of which EUR 92 million relates to the US dollar and EUR 659 million relates to the Brazilian real. Share-based payments resulted in a credit to equity of EUR 87 million (including deferred tax), and exercise of staff options resulted in a credit to equity of EUR 34 million.

The number of ordinary shares outstanding, minus treasury shares, at the end of 2006 decreased by 24.1 million to 1,853.8 million. This decrease was the result of a 32.8 million ordinary shares final stock dividend 2005 issued at an average price of EUR 21.30, 30.5 million ordinary shares 2006 interim dividend at an average price of EUR 23.40, 8.5 million shares due to exercise of staff options during 2006 and share buy-backs of 95.9 million ordinary shares.

The number of ordinary shares outstanding at the end of 2005 rose by 208.7 million to 1,877.9 million. This increase was the result of the private placement on 5 April 2005 of 135 million ordinary shares at EUR 18.65 and the issue of 10.3 million ordinary shares at EUR 19.66 on 20 June 2005, 32.3 million ordinary shares final stock dividend 2004 issued at an average price of EUR 18.50, 29.2 ordinary shares 2005 interim dividend at an average price of EUR 19.50 and 1.9 million shares due to exercise of staff options during 2005.

The EUR 367 million increase of minority interests in 2006 is explained by the currency translation loss of EUR 46 million, of which EUR 37 million relates to tier-1 capital ratio and a net addition of EUR 413 million.

The EUR 194 million increase of minority interests in 2005 is explained by the currency translation gain of EUR 133 million, of which EUR 68 million related to tier-1 capital ratio and a net addition of EUR 61 million.

The bank is able to raise funds by issuing subordinated liabilities. In 2006, subordinated liabilities increased by EUR 141 million (2005: EUR 2,385 million) to EUR 19,213 million (2005: EUR 19,072 million).

Issuances in 2006 amount to EUR 4,044 million and include GBP 750 million perpetual subordinated upper tier-2 notes issued on 17 February 2006 paying 5% fixed with a step-up from 17 February 2016, EUR 1.0 billion perpetual preference notes issued on 10 March 2006 and EUR 1.0 billion lower tier-2 Floating Rate Notes (three months Euribor) with a step-up on 14 September 2011 issued on 31 August 2006. Redemptions were EUR 4,430 million and include EUR 2.0 billion 6.5% perpetual subordinated upper tier-2 issued in 2001. The effect of foreign exchange rates decreased total subordinated liabilities by EUR 980 million. The cost and availability of subordinated liabilities finance are influenced by credit ratings. A reduction in these ratings could increase the cost and could reduce market access.

Issuances in 2005 amount to EUR 2,843 million and include EUR 1.5 billion Floating Rate Notes due 2015 issued in June 2005 and USD 1.5 billion Floating Rate Notes (LIBOR +0.20%) due 2015 and callable 2010. Redemptions were EUR 1,682 million and include USD 1.0 billion 7.25% notes 1995-2005 in May 2005 and the call of EUR 500 million Floating Rate Notes 2000-2010. The effect of foreign exchange rates increased total subordinated liabilities by EUR 1,199 million. The cost and availability of subordinated liabilities finance are influenced by credit ratings. A reduction in these ratings could increase the cost and could reduce market access.

At 31 December the credit ratings of ABN AMRO were as follows:

	2006		2005
	Long term	Short term	Long term	Short term
Standard & Poor’s	AA-	A-1+	AA-	A-1+
Moody’s	Aa3	P-1	Aa3	P-1
Fitch	AA-	F1+	AA-	F1+
DBRS	AA	R-1	-	-

We apply capital adequacy ratios based on the Bank for International Settlements’ guidelines and Dutch Central Bank directives. These ratios compare our capital with its assets and off-balance sheet exposure, weighted according to the relative risk involved. Capital is also set aside for market risk associated with our trading activities. We are continuously improving the relationship between our tier-1 capital and our risk-weighted assets in order to ensure we maintain our AA- credit rating. The minimum tier-1 ratio required is 4% and the minimum total capital ratio is 8%. ABN AMRO comfortably meets these standards with a tier-1 ratio of 8.45% (2005: 10.62%), of which the core tier-1 ratio is 6.18% (2005: 8.47%), and a Bank for International Settlements total capital ratio of 11.14% (2005:13.14%) as at 31 December 2006.

The total capital base decreased by 7.7% (2005: increased by 32.2%) to EUR 31.3 billion (2005: EUR 33.9 billion) at 31 December 2006. Risk-weighted assets amounted to EUR 280.7 billion (2005: EUR 257.9 billion) at year-end 2006, an increase of EUR 22.9 billion (2005: EUR 26.2 billion), or 8.9%, (2005: 11.3%) from the end of the previous year. Securitisation programmes in 2006 increased by EUR 23.6 billion (2005: EUR 39.9 billion) to a total of EUR 89.1 billion (2005: EUR 65.5 billion).

The following table analyses our capital ratios at 31 December 2006, 2005 and 2004 in accordance with supervisory requirements under IFRS.

Capital ratios	IFRS at 31 December
	2006	2005	2004
	(in millions of EUR, except percentages)
Tier 1 capital	23,720	27,382	19,592
Tier 2 capital	9,372	9,851	7,433
Tier 3 capital	272	272	272
Supervisory deductions	(2,089)	(3,631)	(1,679)
Total capital	31,275	33,874	25,618
Risk-weighted assets on balance	209,134	192,735	174,256
Off-balance	67,489	59,107	52,493
Market risk requirements	4,081	6,012	4,873
Total Risk-weighted assets	280,704	257,854	231,622
Tier 1 capital ratio	8.45%	10.62%	8.46%
Total capital ratio	11.14%	13.14%	11.06%

Liquidity and liquidity risk

We refer to Note 39 to our consolidated financial statements for liquidity and liquidity risk.

C. Selected statistical information

Average balance sheet

The following table present our average balances, based on month-end averages, and interest amounts and average rates for the years 2006, 2005 and 2004 under IFRS.

	2006			2005			2004
	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
	(in millions of EUR, except percentages)
Average assets(1)
Balances at central banks
The Netherlands	5,487	160	2.9%	4,686	94	2.0%	3,839	86	2.2%
North America	1,154	3	0.3%	865	-	-	852	-	-
Rest of the world	5,635	296	5.3%	9,643	254	2.6%	10,886	132	1.2%

Financial assets held for trading
The Netherlands	57	1	1.8%	151	2	1.3%	38	1	2.6%
North America	5,582	209	3.7%	6,593	231	3.5%	8,247	288	3.5%
Rest of the world	59,399	1,891	3.2%	53,200	1,326	2.5%	45,152	1,100	2.4%

Financial investments
The Netherlands	72,458	2,791	3.9%	64,876	2,500	3.9%	52,084	2,276	4.4%
North America	24,028	1,188	4.9%	27,508	1,261	4.6%	28,968	893	3.1%
Rest of the world	23,079	1,454	6.3%	20,877	1,430	6.8%	19,196	1,017	5.3%

Loans and receivables - banks
The Netherlands	11,657	480	4.1%	11,312	441	3.9%	8,099	297	3.7%
North America	5,010	249	5.0%	6,345	228	3.6%	9,050	320	3.5%
Rest of the world	106,570	3,272	3.1%	87,034	1,991	2.3%	63,202	1,461	2.3%

Loans and receivables - customers(2)
The Netherlands	160,596	8,449	5.3%	145,449	8,191	5.6%	140,224	7,848	5.6%
North America	112,320	6,479	5.8%	104,860	5,151	4.9%	101,266	3,926	3.9%
Rest of the world	159,831	10,776	6.7%	101,338	6,545	6.5%	78,682	4,883	6.2%

Total interest-earnings assets	752,863	37,698	5.0%	644,737	29,645	4.6%	569,785	24,528	4.3%
Non-interest-earning assets	207,139	-		168,055	-		120,432	-
Total average assets	960,002	37,698	3.9%	812,792	29,645	3.6%	690,217	24,528	3.6%

(1)	Assets temporarily sold (subject to repurchase) are included in the relevant balance sheet item.

(2)	For purpose of presentation in this table, loans include professional securities transactions and public sector represents central, regional and local governments and governmental authorities.

		2006			2005			2004
	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
	(in millions of EUR, except percentages)
Average liabilities and group equity
Financial liabilities held for trading
The Netherlands	606	7	1.2%	-	-	-	-	-	-
North America	3,441	146	4.2%	4,868	185	3.8%	5,633	163	2.9%
Rest of the world	50,683	1,136	2.2%	34,120	869	2.5%	26,743	813	3.0%

Due to banks
The Netherlands	59,144	1,864	3.2%	41,464	1,479	3.6%	36,166	1,115	3.1%
North America	23,373	855	3.7%	21,995	584	2.7%	23,875	453	1.9%
Rest of the world	86,939	2,730	3.1%	85,943	2,974	3.5%	67,796	2,373	3.5%

Due to customers(1)
The Netherlands	135,077	3,862	2.9%	123,168	3,459	2.8%	116,610	3,335	2.9%
North America	70,643	2,810	4.0%	68,762	2,344	3.4%	74,030	1,418	1.9%
Rest of the world	129,092	5,536	4.3%	97,155	3,813	3.9%	79,514	2,501	3.1%

Issued debt securities
The Netherlands	125,348	4,628	3.7%	95,562	2,822	3.0%	71,154	1,840	2.6%
North America	37,734	1,603	4.2%	33,829	976	2.9%	30,520	533	1.7%
Rest of the world	24,161	909	3.8%	15,450	362	2.3%	17,855	371	2.1%

Subordinated liabilities
The Netherlands	12,074	567	4.7%	10,822	518	4.8%	9,532	522	5.5%
North America	6,033	389	6.4%	6,755	432	6.4%	7,498	536	7.1%
Rest of the world	1,826	81	4.4%	674	43	6.4%	669	30	4.5%

Total interest-earnings liabilities	766,174	27,123	3.5%	640,567	20,860	3.3%	567,595	16,003	2.8%
Non-interest-earning liabilities	171,001	-		154,136	-		107,509	-
Equity(2)	22,827	-		18,089	-		15,113	-
Total average liabilities and equity	960,002	27,123	2.8%	812,792	20,860	2.6%	690,217	16,003	2.3%

(1)  For presentation in this table, due to customers includes professional securities transactions and savings accounts.

(2)  Equity includes minority interests.

Changes in net interest income: volume and rate analysis

The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, changes in interest income and expenses due to changes in volume and in rates for 2006 compared to 2005 and for 2005 compared to 2004 under IFRS. Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rate have been allocated proportionally.

	IFRS			IFRS
	2006 over 2005 Volume/Rate changes			2005 over 2004 Volume/Rate changes
	Change in interest income	Volume	Rate	Change in interest income	Volume	Rate
	(in millions of EUR)
Assets
Balances at central Banks
The Netherlands	66	18	48	8	18	(10)
North America	3	-	3	-	-	-
Rest of the world	42	(137)	179	122	(17)	139
Financial assets held for trading
The Netherlands	1	(2)	1	1	2	(1)
North America	(22)	(37)	15	(57)	(58)	1
Rest of the world	565	167	398	226	200	26
Financial investments
The Netherlands	291	292	(1)	224	514	(290)
North America	(73)	(167)	94	368	(47)	415
Rest of the world	24	144	(120)	413	95	318
Loans and receivables - banks
The Netherlands	39	14	25	144	124	20
North America	21	(54)	75	(92)	(97)	5
Rest of the world	1,281	507	774	530	545	(15)
Loans and receivables - customers (1)
The Netherlands	258	819	(561)	343	294	49
North America	1,328	385	943	1,225	144	1,081
Rest of the world	4,231	3,932	299	1,662	1,456	206
	8,053	5,881	2,172	5,117	3,173	1,944

(1) For purposes of presentation in this table, loans include professional securities transactions.

	IFRS			IFRS
	2006 over 2005 Volume/Rate changes			2005 over 2004 Volume/Rate changes
	Change in Interest Expense	Volume	Rate	Change in Interest Expense	Volume	Rate
	(in millions of EUR)
Liabilities
Financial liabilities held for trading
The Netherlands	7	-	7	-	-	-
North America	(39)	(59)	20	22	(24)	46
Rest of the world	267	381	(114)	56	201	(145)
Due to banks
The Netherlands	385	573	(188)	364	176	188
North America	271	39	232	131	(38)	169
Rest of the world	(244)	34	(278)	601	628	(27)
Due to customers(1)
The Netherlands	403	340	63	124	185	(61)
North America	466	66	400	926	(107)	1,033
Rest of the world	1,723	1,344	379	1,312	620	692
Issued debt securities
The Netherlands	1,806	1,002	804	982	695	287
North America	627	123	504	443	63	380
Rest of the world	547	264	283	(9)	(53)	44
Subordinated liabilities
The Netherlands	49	59	(10)	(4)	66	(70)
North America	(43)	(47)	4	(104)	(50)	(54)
Rest of the world	38	54	(16)	13	-	13
	6,263	4,173	2,090	4,857	2,362	2,495

(1) Due to customers includes savings accounts.

Yields, spreads and margins

The following table presents selected yield, spread and margin information applicable to us for 2006, 2005 and 2004 under IFRS.

Yields, spreads and margins	2006	2005	2004
Gross yield(1)
The Netherlands	4.7%	5.0%	5.1%
North America	5.5%	4.7%	3.7%
Rest of the world	5.0%	4.2%	4.0%
Total Group	5.0%	4.6%	4.3%

Interest rate spread(2)
The Netherlands	1.5%	1.9%	2.2%
North America	1.4%	1.4%	1.5%
Rest of the world	1.4%	0.8%	0.8%
Total Group	1.5%	1.3%	1.5%

Net interest margin(3)
The Netherlands	1.0%	1.3%	1.4%
North America	1.4%	1.4%	1.5%
Rest of the world	1.1%	0.8%	1.0%
Total Group	1.1%	1.1%	1.2%

(1)	Gross yield represents the interest rate earned on average interest earning assets.
(2)	Interest rate spread represents the difference between the interest rate earned on average interest earning assets and the rate paid on average interest bearing liabilities.
(3)	Net interest income as a percentage of average total assets.

Assets
The information at 31 December 2006, 2005 and 2004 is presented under IFRS.

Securities

Investment portfolios

For an overview of our financial investments at 31 December, 2006 and 2005 under IFRS, see Notes 16 and 50 to our consolidated financial statements.

Trading portfolios

The following table analyses the book value, which is equal to fair market value because the trading portfolios are marked-to-market, of securities in our trading portfolios at 31December, 2006, 2005 and 2004.

	at 31 December
	2006	2005	2004
	(in millions of EUR)
Financial assets held for trading
Interest-earning securities:
Dutch government	976	2,520	552
US treasury and US government agencies	1,115	7,843	5,759
Other OECD governments	29,529	37,855	28,409
Other interest-earning securities	28,670	13,789	17,114
Subtotal	60,290	62,007	51,834

Equity instruments	40,112	34,676	18,409
Derivative financial instruments	105,334	105,372	96,792
Total	205,736	202,055	167,035

Please refer to Note 15 to our consolidated financial statements.

Concentration

At 31 December 2006, we held the following securities positions in issuers, which exceeded 10% of our shareholders’ equity at that date:

	IFRS
	2006	2005
	(in millions of EUR)
Brazilian central government	5,647	4,277
Japanese central government	3,787	7,329
French central government	3,085	3,573
German central government	2,760	19,634

Loans and receivables - banks

The following tables show loans to and receivables from banks at 31 December 2006, 2005 and 2004 and an analysis of their remaining life at 31 December 2006 under IFRS.

The information for 2003 and 2002 is not available under IFRS and is presented under Dutch GAAP in a separate table. The Dutch GAAP information is not comparable to the information prepared under IFRS.

	IFRS
Loans and receivables - banks	At 31 December
	2006	2005	2004
	(in millions of EUR)
The Netherlands	15,290	11,256	10,058
North America	2,488	4,304	5,729
Rest of the World	117,041	93,075	68,071
Total loans to banks	134,819	108,635	83,858

Loans and receivables - banks	Dutch GAAP At 31 December
	2003	2002
	(in millions of EUR)
The Netherlands	7,926	6,108
North America	6,313	8,452
Rest of the World	44,561	27,364
Total loans to banks	58,800	41,924

Loans and receivables - banks - maturities	IFRS At 31 December 2006
	Within 1 Year	After l year and Within 5 Years	After 5 Years	Total
		(in millions of EUR)
The Netherlands	7,537	7,226	527	15,290
North America	2,488	-	-	2,488
Rest of the World	90,085	11,369	15,587	117,041
Total loans to banks	100,110	18,595	16,114	134,819

Loans and receivables - customers

Our loan portfolio consists of loans, overdrafts, assets subject to operating leases, finance lease receivables to governments, corporations and consumers and reverse repurchase agreements. Geographic analyzes of loans are, unless otherwise specifically indicated, based on the location of the branch or office from which the loan is made.

The following table analyzes our portfolio by sector at 31 December 2006, 2005 and 2004 under IFRS.

The information for 2003 and 2002 is not available under IFRS and is presented under Dutch GAAP in a separate table. The Dutch GAAP information is not comparable to the information prepared in accordance with IFRS.

	IFRS
Loans and receivables - customers	at 31 December
	2006	2005	2004
	(in millions of EUR)
Public sector	11,567	7,461	6,059
Commercial	180,262	152,411	127,044
Consumer	135,484	122,708	107,124
Professional securities transactions	93,716	74,724	59,269
Multi-seller conduits	25,872	25,931	23,700
Total loans (gross)	446,901	383,235	323,196
Allowances for impairment	(3,646)	(2,987)	(3,174)
Total loans and receivables - customers	443,255	380,248	320,022

Loans and receivables - customers	Dutch GAAP at 31 December
	2003	2002
	(in millions of EUR)
Public sector	5,494	7,371
Commercial	130,983	142,296
Consumer	107,706	108,965
Professional securities transactions	56,578	56,309
Sub-total	300,761	314,941
Allowance for impairment	(3,918)	(4,038)
Total loans and receivables - customers	296,843	310,903

In 2006, BU Netherlands continued to hold the largest share (31%) of total loans outstanding, amounting to EUR 138.5 billion. The increase of total loans outstanding of BU Europe from EUR 46.8 million at 31 December 2005 to EUR 94.0 million at 31 December 2006 is mainly attributable to the acquisition of Antonveneta.

	Breakdown of total loans and receivables customers by BU in 2006
	Commercial	Consumer	Professional securities transactions	Public sector	Multi seller conduits	Total
	(in millions of EUR)
Netherlands	40,933	93,250	1,489	2,798	-	138,470
Europe	41,509	10,862	40,659	992	-	94,022
North America	38,143	12,939	43,838	658	13,958	109,536
Latin America	10,284	7,774	1	450	-	18,509
Asia	8,772	3,446	7,269	5,659	3,667	28,813
Global Clients	31,641	1,305	364	926	8,247	42,483
Private Clients	5,920	4,604	17	-	-	10,541
Asset Management	14	1	-	-	-	15
Private Equity	120	1	-	-	-	121
Group Functions	593	-	80	72	-	745
Total	177,929	134,182	93,717	11,555	25,872	443,255

	Breakdown of total loans and receivables customers by BU in 2005
	Commercial	Consumer	Professional securities transactions	Public sector	Multi seller conduits	Total
	(in millions of EUR)
Netherlands	43,965	90,346	1,100	2,426	-	137,837
Europe	13,709	48	32,533	556	-	46,846
North America	42,325	19,109	33,286	735	13,995	109,450
Latin America	7,591	6,982	-	144	-	14,717
Asia	8,149	3,940	7,745	2,154	3,673	25,661
Global Clients	29,846	1,440	9	1,354	8,263	40,912
Private Clients	4,527	-	51	-	-	4,578
Asset Management	-	-	-	-	-	-
Private Equity	-	-	-	-	-	-
Group Functions	153	2	-	92	-	247
Total	150,265	121,867	74,724	7,461	25,931	380,248

BU Netherlands (BU NL) makes up our largest asset base, accounting for 31% of total loans outstanding, followed by BU North America (BU NA) with 25%.

For a breakdown of loans and receivables - customers by region, see also Note 39 to our consolidated financial statements.

For a breakdown of credit risk concentrations from credit facilities and guarantees issued, see also Note 39 to our consolidated financial statements.

Outstanding loans by region and sector

The following table analyses our loans by region and sector at 31 December 2006, 2005 and 2004 under IFRS. The information at 31 December 2003 and 2002 is not available under IFRS and is presented under Dutch GAAP in a separate table. The Dutch GAAP information is not comparable to the information prepared in accordance with IFRS.

Outstanding loans	IFRS at 31 December
	2006	2005	2004
	(in millions of EUR)
The Netherlands
Public sector	3,286	2,300	1,055
Commercial	55,951	56,182	53,788
Consumer	97,600	94,603	88,585
Total the Netherlands	156,837	153,085	143,428
Rest of Europe
Public sector	1,527	1,454	1,826
Commercial	57,425	30,882	23,102
Consumer	12,529	1,539	1,365
Total Rest of Europe	71,481	33,875	26,293
North America
Public sector	677	735	792
Commercial	42,179	44,693	35,460
Consumer	13,017	15,218	9,716
Total North America	55,873	60,646	45,968
Latin America
Public sector	507	596	82
Commercial	10,095	8,024	4,714
Consumer	8,320	7,270	4,246
Total Latin America	18,922	15,890	9,042
Rest of the World
Public sector	5,570	2,376	2,304
Commercial	14,612	12,630	9,980
Consumer	4,018	4,078	3,212
Total Rest of the World	24,200	19,084	15,496
Total loans (gross)	327,313	282,580	240,227

Outstanding loans	Dutch GAAP at 31 December
	2003	2002
	(in millions of EUR)
The Netherlands
Public sector	1,128	2,262
Commercial	52,990	54,319
Consumer	84,382	80,664
Total Netherlands	138,500	137,245
North America
Public sector	898	1,129
Commercial	38,185	47,471
Consumer	14,668	20,855
Total North America	53,751	69,455
Rest of the World
Public sector	3,468	3,980
Commercial	39,808	40,506
Consumer	8,656	7,446
Total Rest of the World	51,932	51,932
Total loans (gross)	244,183	258,632

Maturities

The following table provides an analysis of loan maturities at 31 December 2006. Determinations of maturities are based on contract terms.

Loans - maturities	IFRS at 31 December 2006
	Within 1 Year	After 1 Year and Within 5 years	After 5 years	Total
	(in millions of EUR)
The Netherlands
Public sector	2,097	22	1,167	3,286
Commercial	30,763	5,236	19,952	55,951
Consumer	9,065	1,360	87,175	97,600
Total Netherlands	41,925	6,618	108,294	156,837
Rest of Europe
Public sector	697	426	404	1,527
Commercial	27,900	16,596	12,929	57,425
Consumer	1,734	5,341	5,454	12,529
Total Rest of Europe	30,331	22,363	18,787	71,481
North America
Public sector	16	16	645	677
Commercial	4,817	1,258	36,104	42,179
Consumer	-	53	12,964	13,017
Total North America	4,833	1,327	49,713	55,873
Latin America
Public sector	464	19	24	507
Commercial	7,347	2,582	166	10,095
Consumer	5,615	2,210	495	8,320
Total Latin America	13,426	4,811	685	18,922
Rest of the World
Public sector	5,519	1	50	5,570
Commercial	11,362	3,086	164	14,612
Consumer	1,428	1,901	689	4,018
Total Rest of the World	18,309	4,988	903	24,200
Total loans (gross)	108,824	40,107	178,382	327,313

Interest rate sensitivity

The following table analyses at 31 December 2006 the interest rate sensitivity of loans due after one year and within five years, and loans due after five years, divided by region.

Loans - Interest rate sensitivity	At variable Rate(1)	At Adjustable Rate(2)	At Fixed Rate(3)	Total
	(in millions of EUR)
Due after 1 and within 5 years
The Netherlands
Public sector	6	7	9	22
Commercial	693	2,141	2,402	5,236
Consumer	312	669	379	1,360
Total Netherlands	1,011	2,817	2,790	6,618
Rest of Europe
Public sector	383	11	32	426
Commercial	12,958	1,172	2,466	16,596
Consumer	3,883	54	1,404	5,341
Total Rest of Europe	17,224	1,237	3,902	22,363
North America
Public sector	-	16	-	16
Commercial	284	733	241	1,258
Consumer	-	13	40	53
Total North America	284	762	281	1,327
Latin America
Public sector	-	3	16	19
Commercial	642	377	1,563	2,582
Consumer	-	31	2,179	2,210
Total Latin America	642	411	3,758	4,811
Rest of the World
Public sector	1	-	-	1
Commercial	2,510	1	575	3,086
Consumer	124	445	1,332	1,901
Total Rest of the World	2,635	446	1,907	4,988
Total (gross)	21,796	5,673	12,638	40,107
Due after 5 years
The Netherlands
Public sector	-	66	1,101	1,167
Commercial	2,026	11,323	6,603	19,952
Consumer	5,093	51,959	30,123	87,175
Total Netherlands	7,119	63,348	37,827	108,294
Rest of Europe
Public sector	163	14	227	404
Commercial	11,324	487	1,118	12,929
Consumer	3,345	76	2,033	5,454
Total Rest of Europe	14,832	577	3,378	18,787
North America
Public sector	1	51	593	645
Commercial	29,004	1,451	5,649	36,104
Consumer	4,625	2,828	5,511	12,964
Total North America	33,630	4,330	11,753	49,713
Latin America
Public sector	-	1	23	24
Commercial	84	51	31	166
Consumer	4	8	483	495
Total Latin America	88	60	537	685
Rest of the World
Public sector	-	-	50	50

Loans - Interest rate sensitivity	At variable Rate(1)	At Adjustable Rate(2)	At Fixed Rate(3)	Total
(in millions of EUR)
Commercial	95	1	68	164
Consumer	572	16	101	689
Total rest of the World	667	17	219	903
Total (gross)	56,336	68,332	53,714	178,382

(1)	Variable rate loans are EURIBOR, London interbank offering rate (LIBOR), prime rate-based loans as well as adjustable rate loans with fixed interest periods of up to one year.

(2)	Adjustable rate loans are loans with fixed interest rates for a period that is shorter than the entire term of the loan.

(3)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.

Private sector loans by type of collateral

The following tables analyses private sector loans by type of collateral at the dates indicated. Unsecured loans include loans for which we have the right to require collateral. The information at 31 December 2006, 2005 and 2004 is presented under IFRS. The information at 31 December 2003 and 2002 is not available under IFRS and is presented under Dutch GAAP in a separate table. The Dutch GAAP information is not comparable to the information prepared in accordance with IFRS.

Private sector loans	IFRS at 31 December
	2006	2005	2004
	(in millions of EUR)
Commercial
Public authority guarantees	5,417	4,404	8,135
Mortgages	18,490	28,441	23,956
Securities	2,039	3,487	764
Bank guarantees	2,954	3,121	3,029
Other types of collateral	31,206	50,439	31,781
Unsecured	120,156	62,519	59,379
Total commercial loans	180,262	152,411	127,044
Consumer
Public authority guarantees	159	3	151
Mortgages	103,272	93,826	79,639
Securities	872	2,074	2,647
Bank guarantees	31	856	2,414
Other types of collateral	12,062	7,077	7,354
Unsecured	19,088	18,872	14,919
Total consumer loans	135,484	122,708	107,124
Total private sector loans (gross)	315,746	275,119	234,168
Total private sector loans (net)(1)	312,112	272,132	230,994

Private sector loans	Dutch GAAP at 31 December
	2003	2002
	(in millions of EUR)
Commercial
Public authority guarantees	11,382	10,313
Mortgages	28,074	20,859
Securities	1,006	1,764
Bank guarantees	3,113	2,896
Unsecured	87,408	106,464
Total commercial loans	130,983	142,296
Consumer
Public authority guarantees	50	472
Mortgages	80,794	85,455
Unsecured	26,862	23,038
Total consumer loans	107,706	108,965
Total private sector loans (gross)	238,689	251,261
Total private sector loans (net)(1)	234,778	247,229

(1)	The difference between total private sector loans (gross) and total private sector loans (net) represents our specific allowance for loan losses. For a discussion of our provisioning policy, see Note 19 to our consolidated financial statements.

Commercial Loans by Industry

Please note that we have changed our industry breakdown in order to align with our internal risk reporting as well as to anticipate on changes in respect of Basel II reporting. For the disclosure of IFRS figures we have provided comparatives under the new breakdown. As the disclosure of Dutch GAAP for the years 2002 and 2003 is not comparable to IFRS we have not prepared the figures according to the new industry breakdown.

The following table analyses commercial loans by industry at the dates indicated. The information at 31 December 2006, 2005 and 2004 is presented under IFRS. The information at 31 December 2003 and 2002 is not available under IFRS and is presented under Dutch GAAP in a separate table. The Dutch GAAP information is not comparable to the information prepared in accordance with IFRS.

Loans - industry (1)	IFRS at 31 December
	2006	2005	2004
	(in millions of EUR)
Basic material	15,126	8,263	7,430
Real estate	23,712	26,301	21,477
Industrial	39,666	22,757	18,323
Energy	5,424	7,391	5,584
Financial services	21,407	22,555	20,967
TMT (media and communications)	10,092	10,575	9,124
Consumer cyclical	43,775	36,673	29,771
Consumer non-cyclical	16,204	12,291	10,618
Health	4,856	5,605	3,750
Total commercial loans (gross)	180,262	152,411	127,044

Loans - industry	Dutch GAAP at 31 December
	2003	2002
	(in millions of EUR)
Agriculture, mining and energy	11,202	13,877
Manufacturing	27,980	31,132
Construction and real estate	19,025	20,477
Wholesale and retail trade	18,329	19,280
Transportation and communications	12,966	14,375
Financial services	22,086	20,198
Business services	10,565	11,881
Education, healthcare and other services	8,830	11,076
Total commercial loans (gross)	130,983	142,296

Loan Portfolio by Region

Set forth below is an analysis of our loan portfolio by region. The loan portfolio of our Dutch, European (non-Dutch) and North American operations comprised 86% of our total loan portfolio at 31 December 2006. The remainder of the total loan portfolio (described hereunder in “Rest of the World”) at 31 December 2006 includes 8% from Asian operations, 6% from Latin American operations and less than 1% from Middle East and African operations. The information at 31 December 2006, 2005 and 2004 is presented under IFRS. The information at 31 December 2003, 2002 and 2001 is not available under IFRS and is presented under Dutch GAAP in a separate table. The Dutch GAAP information is not comparable to the information prepared in accordance with IFRS.

The Netherlands loan portfolio

The Netherlands loan portfolio comprises loans originated from offices and branches located in the Netherlands. The following tables analyse, at the dates indicated, the Netherlands loan portfolio broken down into the location of the borrower, and, in the case of private sector loans, type of collateral and industry of the borrower.

The Netherlands - loans by customer location	IFRS at 31 December
	2006	2005	2004
	(in millions of EUR)
Public sector
The Netherlands	421	480	601

Rest of Europe	1,985	1,468	35
North America	300	—	—
Rest of the World	580	352	419
Subtotal	2,865	1,820	454
Total public sector loans (gross)	3,286	2,300	1,055

Private sector
The Netherlands	136,362	135,842	129,379

Rest of Europe	7,241	5,941	7,228
North America	1,929	2,244	1,341
Rest of the World	8,019	6,758	4,425
Subtotal	17,189	14,943	12,994
Total private sector loans (gross)	153,551	150,785	142,373

The Netherlands - loans by customer location	Dutch GAAP at 31 December
	2003	2002
	(in millions of EUR)
Public sector
The Netherlands	577	1,019

Rest of Europe	129	538
North America	—	—
Rest of the World	422	705
Subtotal	551	1,243
Total public sector loans (gross)	1,128	2,262

Private sector
The Netherlands	125,922	124,083

Rest of Europe	6,342	3,999
North America	794	2,428
Rest of the World	4,314	4,473
Subtotal	11,450	10,900
Total private sector loans (gross)	137,372	134,983

The Netherlands - private sector loans by type of collateral	IFRS at 31 December
	2006	2005	2004
	(in millions of EUR)
Commercial
Public authority guarantees	2,234	971	5,270
Mortgages	3,660	11,209	10,602
Securities	707	240	138
Bank guarantees	428	293	495
Other types of collateral	15,394	16,012	1,585
Unsecured	33,528	27,457	35,698
Total commercial loans (gross)	55,951	56,182	53,788

Consumer
Public authority guarantees	159	-	-
Mortgages	83,006	77,412	69,060
Securities	548	1,526	2,041
Bank guarantees	9	807	2,403
Other types of collateral	6,211	2,545	4,290
Unsecured	7,667	12,313	10,791
Total consumer loans (gross)	97,600	94,603	88,585
Total private sector loans (gross)	153,551	150,785	142,373

The Netherlands - private sector loans by type of collateral	Dutch GAAP at 31 December
	2003	2002
	(in millions of EUR)
Commercial
Public authority guarantees	8,083	7,282
Mortgages	12,353	5,248
Securities	146	645
Bank guarantees	710	452
Unsecured	31,698	40,692
Total commercial loans (gross)	52,990	54,319

Consumer
Public authority guarantees	-	469
Mortgages	65,095	63,959
Unsecured	19,287	16,236
Total consumer loans (gross)	84,382	80,664
Total private sector loans (gross)	137,372	134,983

The Netherlands - commercial loans by industry (1)	IFRS at 31 December
	2006	2005	2004
	(in millions of EUR)
Basic material	6,480	3,552	2,978
Real estate	4,656	10,801	7,723
Industrials	9,524	3,215	4,604
Energy	666	892	948
Financial services	7,798	4,364	13,964
TMT (media and communications)	1,945	1,465	1,366
Consumer cyclical	17,981	22,860	15,587
Consumer non-cyclical	5,193	6,029	5,184
Health	1,708	3,004	1,434
Total commercial loans (gross)	55,951	56,182	53,788

The Netherlands - commercial loans by industry (1)	Dutch GAAP at 31 December
	2003	2002
	(in millions of EUR)
Agriculture, mining and energy	5,239	5,539
Manufacturing	8,932	9,259
Construction and real estate	6,239	6,698
Wholesale and retail trade	6,626	7,729
Transportation and communications	3,527	4,051
Financial services	15,069	12,533
Business services	3,996	4,559
Education, healthcare and other services	3,362	3,951
Total commercial loans (gross)	52,990	54,319

(1) Please note that we have changed our industry breakdown in order to align with our internal risk reporting as well as to anticipate on changes in respect of Basel II reporting. For the disclosure of IFRS figures we have provided comparatives under the new breakdown. As the disclosure of Dutch GAAP for the years 2002 and 2003 is not comparable to IFRS we have not prepared the figures according to the new industry breakdown.

European loan portfolio

The European loan portfolio is comprised of loans made from offices and branches located in Europe, excluding the Netherlands. The following tables analyse, at the dates indicated, the European private sector loan portfolio by type of collateral and industry of the borrower.

Europe - private sector loans by type of collateral	IFRS at 31 December
	2006	2005	2004
	(in millions of EUR)
Commercial
Public authority guarantees	1,863	1,799	1,463
Mortgages	1,710	1,153	453
Securities	670	2,833	363
Bank guarantees	1,144	1,101	913
Other types of collateral	6,580	8,656	9,368
Unsecured	45,458	15,340	10,542
Total commercial loans (gross)	57,425	30,882	23,102

Consumer
Public authority guarantees	-	3	151
Mortgages	6,243	251	183
Securities	132	336	396
Bank guarantees	5	11	3
Other types of collateral	1,736	455	109
Unsecured	4,413	483	523
Total consumer loans (gross)	12,529	1,539	1,365
Total private sector loans (gross)	69,954	32,421	24,467

Europe - private sector loans by type of collateral	Dutch GAAP at 31 December
	2003	2002
	(in millions of EUR)
Commercial
Public authority guarantees	1,778	1,584
Mortgages	1,684	438
Securities	360	480
Bank guarantees	936	717
Unsecured	22,491	23,311
Total commercial loans (gross)	27,249	26,530

Consumer
Public authority guarantees	49	-
Mortgages	185	241
Unsecured	1,022	1,050
Total consumer loans (gross)	1,256	1,291
Total private sector loans (gross)	28,505	27,821

Europe - commercial loans by industry (1)	IFRS at 31 December
	2006	2005	2004
	(in millions of EUR)
Basic materials	3,646	2,750	2,942
Real estate	5,902	1,423	411
Industrials	13,109	2,975	2,601
Energy	2,995	2,847	2,813
Financial services	7,577	6,587	2,921
TMT (media and communications)	3,649	8,038	5,698
Consumer cyclical	14,156	4,269	3,637
Consumer non-cyclical	5,438	1,292	1,590
Health	953	701	489
Total commercial loans (gross)	57,425	30,882	23,102

Europe - commercial loans by industry (1)	Dutch GAAP at 31 December
	2003	2002
	(in millions of EUR)
Agriculture, mining and energy	1,513	1,989
Manufacturing	6,115	6,712
Construction and real estate	2,225	1,761
Wholesale and retail trade	3,956	3,082
Transportation and communications	4,680	4,316
Financial services	4,104	3,630
Business services	3,214	2,946
Education, healthcare and other services	1,442	2,094
Total commercial loans (gross)	27,249	26,530

(1) Please note that we have changed our industry breakdown in order to align with our internal risk reporting as well as to anticipate on changes in respect of Basel II reporting. For the disclosure of IFRS figures we have provided comparatives under the new breakdown. As the disclosure of Dutch GAAP for the years 2002 and 2003 is not comparable to IFRS we have not prepared the figures according to the new industry breakdown.

North American loan portfolio

The North American loan portfolio is comprised of loans made by the LaSalle Bank Corporation and Subsidiaries, loans made by offices and branches of the Bank. The following tables analyse, at the dates indicated, the North American private sector loan portfolio by type of collateral and by industry of the borrower.

North America - private sector loans by type of collateral	IFRS at 31 December
	2006	2005	2004
	(in millions of EUR)
Commercial
Public authority guarantees	765	1,227	961
Mortgages	12,688	15,724	12,565
Securities	77	73	63
Bank guarantees	13	871	288
Other types of collateral	1,311	20,083	17,837
Unsecured	27,325	6,715	3,746
Total commercial loans (gross)	42,179	44,693	35,460

Consumer
Mortgages	12,694	14,750	9,311
Securities	32	33	33
Bank guarantees	-	-	1
Other types of collateral	22	378	314
Unsecured	269	57	57
Total consumer loans (gross)	13,017	15,218	9,716
Total private sector loans (gross)	55,196	59,911	45,176

North America - private sector loans by type of collateral	Dutch GAAP at 31 December
	2003	2002
	(in millions of EUR)
Commercial
Public authority guarantees	1,100	1,202
Mortgages	13,658	14,755
Securities	264	298
Bank guarantees	466	815
Unsecured	22,697	30,401
Total commercial loans (gross)	38,185	47,471

Consumer
Mortgages	14,128	19,914
Unsecured	540	941
Total consumer loans (gross)	14,668	20,855
Total private sector loans (gross)	52,853	68,326

North America - commercial loans by industry (1)	IFRS at 31 December
	2006	2005	2004
	(in millions of EUR)
Basic materials	2,503	1,135	1,067
Real estate	11,849	10,516	10,704
Industrials	9,331	11,071	7,653
Energy	1,064	3,091	1,563
Financial services	3,694	7,937	2,660
TMT (media and communications)	1,585	1,479	1,567
Consumer cyclical	7,216	5,523	6,703
Consumer non-cyclical	3,251	2,745	2,243
Health	1,686	1,196	1,300
Total commercial loans (gross)	42,179	44,693	35,460

North America - commercial loans by industry (1)	Dutch GAAP at 31 December
	2003	2002
	(in millions of EUR)
Agriculture, mining and energy	3,506	5,078
Manufacturing	7,816	10,228
Construction and real estate	9,922	11,340
Wholesale and retail trade	5,605	6,267
Transportation and communications	2,949	3,990
Financial services	1,974	2,469
Business services	2,623	3,741
Education, healthcare and other services	3,790	4,358
Total commercial loans (gross)	38,185	47,471

(1) Please note that we have changed our industry breakdown in order to align with our internal risk reporting as well as to anticipate on changes in respect of Basel II reporting. For the disclosure of IFRS figures we have provided comparatives under the new breakdown. As the disclosure of Dutch GAAP for the years 2002 and 2003 is not comparable to IFRS we have not prepared the figures according to the new industry breakdown.

Rest of the world loan portfolio

The Rest of the World loan portfolio is comprised of loans made from offices and branches around the world, excluding the Netherlands, Europe and North America. The following tables analyse, at the dates indicated, the Rest of the World private sector loan portfolio by type of collateral and industry of the borrower.

Rest of the world - private sector loans by type of collateral	IFRS at 31 December
	2006	2005	2004
Commercial	(in millions of EUR)
Public authority guarantees	555	407	441
Mortgages	432	355	336
Securities	585	341	200
Bank guarantees	1,369	856	1,333
Other types of collateral	7,921	5,688	2,991
Unsecured	13,845	13,007	9,393
Total commercial loans (gross)	24,707	20,654	14,694
Consumer
Mortgages	1,329	1,413	1,084
Securities	160	179	177
Bank guarantees	17	38	7
Other types of collateral	4,093	3,699	2,642
Unsecured	6,739	6,019	3,548
Total consumer loans (gross)	12,338	11,348	7,458
Total private sector loans (gross)	37,045	32,002	22,152

Rest of the world - private sector loans by type of collateral	Dutch GAAP at 31 December
	2003	2002
	(in millions of EUR)
Commercial
Public authority guarantees	421	245
Mortgages	379	418
Securities	236	341
Bank guarantees	1,001	912
Unsecured	10,522	12,060
Total commercial loans (gross)	12,559	13,976
Consumer
Public authority guarantees	2	3
Mortgages	1,386	1,341
Unsecured	6,012	4,811
Total consumer loans (gross)	7,400	6,155
Total private sector loans (gross)	19,959	20,131

Rest of the world - commercial loans by industry (1)	IFRS at 31 December
	2006	2005	2004
	(in millions of EUR)
Basic materials	2,497	1,653	955
Real estate	1,305	927	679
Industrials	7,702	3,938	3,605
Energy	699	605	714
Financial services	2,338	4,163	965
TMT (media and communications)	2,913	1,975	1,851
Consumer cyclical	4,422	4,452	3,651
Consumer non-cyclical	2,322	2,257	1,803
Health	509	684	471
Total commercial loans (gross)	24,707	20,654	14,694

Rest of the world - commercial loans by industry (1)	Dutch GAAP at 31 December
	2003	2002
	(in millions of EUR)
Agriculture, mining and energy	944	1,271
Manufacturing	5,117	4,933
Construction and real estate	639	678
Wholesale and retail trade	2,142	2,202
Transportation and communications	1,810	2,018
Financial services	939	1,566
Business services	732	635
Education, healthcare and other services	236	673
Total commercial loans (gross)	12,559	13,976

(1) Please note that we have changed our industry breakdown in order to align with our internal risk reporting as well as to anticipate on changes in respect of Basel II reporting. For the disclosure of IFRS figures we have provided comparatives under the new breakdown. As the disclosure of Dutch GAAP for the years 2002 and 2003 is not comparable to IFRS we have not prepared the figures according to the new industry breakdown.

Analysis of loan loss experience: Provisions and allowances for loan losses

For details on our provisioning policy please refer to the accounting policies section of our consolidated financial statements as well as Note 19 to our consolidated financial statements.

Doubtful and non-performing loans

Loans are classified as doubtful as soon as there is doubt about the borrower’s lack of ability to meet its payment obligations to us in accordance with the original contractual terms. Where deemed necessary an allowance for loan losses (impairment loss) is determined on a per item or portfolio basis. Any loan that bears an impairment loss on principal and/or interest cash flows is defined as non-performing.

		IFRS
Non-performing loans	2006	2005	2004
Total non-performing loans (in millions of euros)	7,288	4,736	5,337
Non-performing loans to private sector loans (gross, in %)	2.31	1.72	2.28
Allowances for loan losses to private sector loans (gross, in %)	1.15	1.09	1.36

The volume of non-performing loans increased by EUR 2,552 million in 2006, reflecting theacquisition of antonveneta as well as decreased quality of the credit portfolio. The ratio of non-performing loans to private sector loans developed accordingly. Finally the ratio of allowances for loan losses to private sector loans also decreased.

Non-performing loans as a percentage of total private sector loans (gross) increased to 2.31% in 2006, coming from 1.72% in 2005, mainly caused by the acquisition of Antonveneta.

Provisions for loan losses

The tables below show, for the years ended 31 December 2006, 2005 and 2004, the composition of the aggregate charge to income regarding the allowance for loan losses under IFRS.

Charge to income	IFRS For the Year Ended 31 December
	2006	2005	2004
	(in millions of EUR)
Net provisions(1)	1,855	635	607

The information for the years ended 31 December 2003 and 2002 is not available under IFRS. The table below shows the composition of the aggregate charge to income regarding the allowance for loan losses under Dutch GAAP for these years. The Dutch GAAP information is not comparable to the information prepared in accordance with IFRS.

Charge to income	Dutch GAAP For the Year Ended 31 December
	2003	2002
	(in millions of EUR)
Net provisions for loan losses(1)	1,240	1,681
Net provisions for sovereign risk	34	14
Total provisions	1,274	1,695

(1) Net of recoveries and releases. See “—Movements in allowances for loan losses” below.

The tables below shows, for the years ended 31 December 2006, 2005 and 2004, the composition of our total provisions for loan losses under IFRS.

Provisions for loan losses	IFRS For the Year Ended 31 December
	2006	2005	2004
	(in millions of EUR, except percentages)
The Netherlands	388	401	336
North America	86	(156)	116
Rest of the World	1,381	390	155
Total provisions	1,855	635	607
Provision / private sector loans	0.59%	0.23%	0.26%

The level of the provisions for the year 2006 increased by EUR 1,220 million or 192.1% as compared to the year 2005. In the Netherlands, provisions decreased by EUR 13 million to EUR 388 million, reflecting the relatively stable economic condition of the portfolio. North America, did not benefit from net releases in the provisions during 2006 while 2005 showed net releases amounting to EUR 156 million. In the Rest of the World, provisions increased by EUR 991 million to EUR 1,381 million, mainly caused by increased provisions in Brazil, as well as growth of the portfolio in Europe and Asia.

The information for the years ended 31 December 2003 and 2002 is not available under IFRS and is presented under Dutch GAAP in separate tables. The Dutch GAAP information is not comparable to the information prepared in accordance with IFRS.

Provisions for loan losses	Dutch GAAP For the Year Ended 31 December
	2003	2002
	(in millions of EUR, except percentages)
The Netherlands	313	279
North America	586	995
Rest of the World	341	407
Total provisions	1,240	1,681
Provisions for sovereign risk	34	14
Total provisions	1,274	1,695
Provision / private sector loans	0.52%	0.67%

	Provisioning by BU
	Total 2006	BU NL	BU EU	BU NA	BU LA	BU Asia	BU GC	Other	Total 2005	Total 2004
	(in millions of EUR)
Provisioning	1,855	359	397	38	722	218	(27)	148	635	607
Provisioning to average RWA (bps)	61	42	61	5	388	162	(9)	90	24	25

Average RWA	302	86	65	74	19	13	28	17	260	239

Provisioning for loan losses went up by EUR 1,220 million to EUR 1,855 million in 2006. See “ Item 5. Operating and Financial Review and Prospects - A. Operating results” for more details on provisioning.

Movements in allowances

The following tables analyze the movements of the allowances for loan losses and for sovereign risk: amounts written off (net of recoveries), new provisions charged against profit (increases and releases) and growth of the allowance for interest not recognised that is included in the specific allowance for loan losses.

The information for the years ended 31 December 2003 and 2002 is not available under IFRS and is presented under Dutch GAAP in separate tables. The Dutch GAAP information is not comparable to the information prepared in accordance with IFRS.

Allowances	IFRS at 31 December
	2006	2005	2004
	(in millions of EUR)
The Netherlands	1,100	1,646	1,693
North America	353	180	361
Rest of the World	2,193	1,161	1,120
Total allowances for loan losses(1)	3,646	2,987	3,174

(1)  Under IFRS, there are no separate allowances for sovereign risk. See the accounting policies section in our consolidated financial statements.

Allowances	Dutch GAAP at 31 December
	2003	2002
	(in millions of EUR)
The Netherlands	1,524	1,391
North America	388	479
Rest of the World	2,100	2,259
Total allowances for loan losses	4,012	4,129
Allowances for sovereign risks	215	181
Total allowances	4,227	4,310

Movements in allowances for loan losses	IFRS For the Year Ended 31 December
	2006	2005	2004
	(in millions of EUR)
Balance at beginning of year	2,987	3,174	4,304
Acquisitions, dispositions, currency translation differences and other adjustments	(176)	175	(579)
Amounts written off
Commercial	(344)	(322)	(241)
Consumer	(202)	(204)	(60)
Total Netherlands	(546)	(526)	(301)
North America	(95)	(178)	(277)
Rest of the World	(748)	(602)	(828)
Total	(1,389)	(1,306)	(1,406)
Recoveries
The Netherlands
Commercial	9	6	16
Consumer	-	10	7
Total Netherlands	9	16	23
North America	26	99	84
Rest of the World	218	121	63
Total	253	236	170
Net written off	(1,136)	(1,070)	(1,236)
Subtotal	1,675	2,279	2,489
Unrecognized interest(1)	116	73	78
New and increased specific provisions
The Netherlands	514	470	525
North America	233	262	295
Rest of the World	1,816	683	421
Total	2,563	1,415	1,241
Releases of specific provisions
The Netherlands	(117)	(53)	(166)
North America	(121)	(319)	(95)
Rest of the World	(217)	(172)	(203)
Total	(455)	(544)	(464)
Recoveries
The Netherlands	(9)	(16)	(23)
North America	(26)	(99)	(84)
Rest of the World	(218)	(121)	(63)
Total	(253)	(236)	(170)
New and increased provisions (net)	1,855	635	607
Balance at end of year	3,646	2,987	3,174

(1)
Unrecognized interest is either (i) booked into a separate account, or (ii) if for administrative reasons it cannot be booked as a specific unpaid interest claim, it is booked directly into the specific allowance for loan losses. Cash receipts of interest on non-performing loans are only recorded as interest revenue if the principal has been fully collected.

Over 2006, the amounts written-off, excluding recoveries, increased EUR 83 million to EUR 1,389 million. This increase was driven by Rest of the World, mainly Brazil,, where the amounts written-off increased by EUR 146 million to EUR 748 million and the Netherlands where the amounts written-off increased by EUR 20 million to EUR 546 million, partly off-set by North America where the amounts written-off decreased by 83 million to EUR 95 million.

Loan impairment charges and allowances	Dutch GAAP For the Year Ended 31 December
	2003	2002
	(in millions of EUR)
Balance at beginning of year	4,129	4,500
Acquisitions, dispositions, currency translation differences and other adjustments	(331)	(590)
Amounts written off
Commercial	(241)	(156)
Consumer	(114)	(47)
Total Netherlands	(355)	(203)
North America	(528)	(1019)
Rest of the World	(460)	(489)
Total	(1,343)	(1,711)
Recoveries
The Netherlands
Commercial	11	14
Consumer	22	9
Total Netherlands	33	23
North America	79	43
Rest of the World	134	76
Total	246	142
Net written off	(1,097)	(1,569)
Subtotal	2,701	2,341
Unrecognized interest	71	107
New and increased specific provisions
The Netherlands	384	493
North America	686	1,170
Rest of the World	786	784
Total	1,856	2,447
Releases of specific provisions
The Netherlands	(40)	(199)
North America	(21)	(215)
Rest of the World	(309)	(210)
Total	(370)	(624)
Recoveries
The Netherlands	(33)	(23)
North America	(79)	(43)
Rest of the World	(134)	(76)
Total	(246)	(142)
New and increased specific provisions (net)	1,240	1,681
Balance at end of year	4,012	4,129

Movements in specific allowance for sovereign risk(1)	Dutch GAAP For the year ended 31 December
	2003	2002
	(in millions of EUR)
Balance at beginning of year	181	345
Currency translation differences	(7)	(42)
Provisions charged (released) against profit and loss account	34	14
Other movements(2)	7	(136)
Balance at end of year	215	181

(1)	Under IFRS, there are no specific allowances for sovereign risk.
(2)	For 2002 there were no consolidation effects, and other movements reflect the reclassification of EUR 136 million formerly included in sovereign allowances to discounts under securities on 1 January, 2002.

     Loan impairment by industry

The information for the years ended 31 December 2003 and 2002 is not available under IFRS and is presented under Dutch GAAP in separate tables. The Dutch GAAP information is not comparable to the information prepared in accordance with IFRS.

Allowance for loan losses by industry

The following tables analyse the allowance for loan losses by industry at 31 December of each of the last five years.

Allowance for loan impairment by industry (1)	IFRS at 31 December
	2006	2005	2004
	(in millions of EUR)
Basic materials	115	165	212
Real estate	58	109	104
Industrials	338	173	284
Energy	103	79	231
Financial services	215	299	282
TMT (media and communication)	72	81	87
Consumer cyclical	1,054	1,010	1,153
Consumer non- cyclical	322	207	221
Health	67	23	24
Total commercial	2,344	2,146	2,598
Consumer	1,302	841	576
Total allowances	3,646	2,987	3,174

Allowance for loan impairment by industry (1)	Dutch GAAP At 31 December
	2003	2002
	(in millions of EUR)
Agriculture, mining and energy	285	329
Manufacturing	1,077	1,217
Construction and real estate	116	157
Wholesale and retail trade	500	675
Transportation and communications	375	367
Financial services	521	284
Business services	238	287
Education, healthcare and other services	334	308
Total commercial(2)	3,446	3,624
Consumer(3)	566	505
Total private sector	4,012	4,129

(1)
Please note that we have changed our industry breakdown in order to align with our internal risk reporting as well as to anticipate on changes in respect of Basel II reporting. For the disclosure of IFRS figures we have provided comparatives under the new breakdown. As the disclosure of Dutch GAAP for the years 2002 and 2003 is not comparable to IFRS we have not prepared the figures according to the new industry breakdown.

(2)	Commercial loans are evaluated on an individual basis. For more details, see Note 19 to our consolidated financial statements.
(3)	Consumer loans are generally evaluated on a portfolio basis. For more details, see Note 19 to our consolidated financial statements.

        Analysis of loans by industry

Please note that we have changed our industry breakdown in order to align with our internal risk reporting as well as to anticipate on changes in respect of Basel II reporting. For the disclosure of IFRS figures we have provided comparatives under the new breakdown. As the disclosure of Dutch GAAP for the years 2002 and 2003 is not comparable to IFRS we have not prepared the figures according to the new industry breakdown.

The following tables analyse the percentage of loans in each industry to total private sector loans at 31 December of each of the last five years.

Loans by industry	IFRS at 31 December
	2006	2005	2004
	(in percentages)
Basic materials	8.3	5.4	5.9
Real estate	13.2	17.3	16.9
Industrials	22.0	14.9	14.4
Energy	3.0	4.9	4.4
Financial services	11.9	14.8	16.5
TMT (media and communication)	5.6	6.9	7.2
Consumer cyclical	24.3	24.0	23.4
Consumer non-cyclical	9.0	8.1	8.3
Health	2.7	3.7	3.0
Total commercial loans	100.0	100.0	100.0

Loans by industry	Dutch GAAP at 31 December
	2003	2002
	(in percentages)
Agriculture, mining and energy	4.7	5.5
Manufacturing	11.7	12.5
Construction and real estate	8.0	8.1
Wholesale and retail trade	7.7	7.7
Transportation and communications	5.4	5.7
Financial services	9.3	8.0
Business services	4.4	4.7
Education, healthcare and other services	3.7	4.4
Total commercial	54.9	56.6
Total consumer	45.1	43.4
Total private sector	100.0	100.0

Net provisions for loan losses by industry

The following tables analyse net provisions for loan losses by industry for each of the last five years.

Net provisions by industry	IFRS
	2006	2005	2004
	(in millions of EUR)
Basic materials	44	(97)	(2)
Real estate	45	8	(13)
Industrials	83	(10)	73
Energy	62	(50)	5
Financial services	71	115	40
TMT (media and communication)	(42)	(28)	(29)
Consumer cyclical	350	167	216
Consumer non-cyclical	94	75	87
Health	(52)	59	68
Total commercial	655	239	445
Total consumer	1,316	469	240
Total net provisions	1,971	708	685
Of which interest in suspense	116	73	78
Total specific provisions (net)	1,855	635	607

Net provisions by industry	Dutch GAAP
	2003	2002
	(in millions of EUR)
Agriculture, mining and energy	119	172
Manufacturing	147	433
Construction and real estate	20	39
Wholesale and retail trade	137	204
Transportation and communications	135	389
Financial services	57	58
Business services	77	127
Education, healthcare and other services	192	93
Total commercial(1)	884	1,515
Consumer(2)	427	273
Total private sector	1,311	1,788
Of which unrecognized interest	71	107
Total provisions (net)	1,240	1,681

(1)	Commercial loans are evaluated on an individual basis. For more details, see Note 19 to our consolidated financial statements.
(2)	Consumer loans are generally evaluated on a portfolio basis. For more details, see Note 19 to our consolidated financial statements.

Analysis of write-offs by industry

The following tables analyze the amounts written off by industry during each of the last five years.

Write-offs by industry (net)	IFRS
	2006	2005	2004
	(in millions of EUR)
Basic material	56	21	55
Real estate	26	13	20
Industrials	91	117	209
Energy	21	28	48
Financial services	68	39	47
TMT (media and communication)	39	16	52
Consumer cyclical	194	150	276
Consumer non-cyclical	103	68	89
Health	43	36	52
Total commercial	641	488	848
Total consumer	495	582	388
Total written-off (net)	1,136	1,070	1,236

The write-offs by Industries show an increase of EUR 153 million in Commercial portfolio to EUR 641 million and a decrease in the Consumer portfolio of EUR 87 million to EUR 495 million. The industry showing the sharpest increase was Consumer cyclical with EUR 44 million or 29%.

Write-offs by industry	Dutch GAAP
	2003	2002
	(in millions of EUR)
Agriculture, mining and energy	119	132
Manufacturing	195	405
Construction and real estate	41	28
Wholesale and retail trade	163	163
Transportation and communications	55	402
Financial services	179	98
Business services	100	127
Education, healthcare and other services	61	76
Total commercial	913	1,431
Consumer	430	280
Total private sector	1,343	1,711

Non-performing sovereign risk exposure and related specific allowances

The following table sets forth our non-performing sovereign risk exposure and related specific allowances at 31 December 2003 under Dutch GAAP.

Sovereign risk exposure(1)	Dutch GAAP At 31 December
2003
(in millions of EUR, except percentages)
Sovereign risk / country risk exposure	338
Sovereign risk / country risk specific allowances	(215)
Net exposure	123
Net exposure as a percentage of group capital	0.39%

(1)   Under IFRS, there are no specific allowances for sovereign risk. See the accounting policies section in our consolidated financial statements.

Total non-performing sovereign risk exposure, excluding trade debts, was relatively stable in 2003. Specific allowances for sovereign risk represented 64% of total sovereign risk exposure at 31 December 2003.

Potential credit risk loans

The tables below provide an analysis of our doubtful loans for each of the last five years. “Doubtful loans” are all loans classified as “doubtful” or “loss” for which in general a specific provision has been made, although doubtful loans can still be performing. The amounts are stated before deduction of the value of collateral held, the specific allowances carried and interest not recognised. As we are not required by Dutch regulations to classify loans as “non-accrual”, “accruing past due”, “restructured” and “potential problem” loans, as defined by the SEC, the tables below are based on available data. The information at 31 December 2003 and 2002 is not available under IFRS and is presented under Dutch GAAP in separate tables. The Dutch GAAP information is not comparable to the information prepared in accordance with IFRS.

Doubtful loans	IFRS at 31 December
	2006	2005	2004
	(in millions of EUR)
Non-performing loans(1)
The Netherlands	1,740	2,048	2,400
Rest of Europe	3,940	628	864
North America	719	933	1,402
Latin America	657	834	375
Rest of the World	232	293	296
Total non-performing loans	7,288	4,736	5,337

Other doubtful loans(2)
The Netherlands	852	626	989
Rest of Europe	13	14	24
North America	6	153	152
Latin America	256	68	27
Rest of the World	5	2	5
Total other doubtful loans	1,132	863	1,197
Total doubtful loans	8,420	5,599	6,534

(1)
Under IFRS, “Non-performing loans” are doubtful loans for which there is objective evidence that not all contractually agreed amounts will be collected and for which an allowance for loan losses is established.

(2)	“Other doubtful loans” are potential problem loans on which we charge interest also on non-performing that is included in interest revenue.

Doubtful loans	Dutch GAAP at 31 December
	2003	2002
	(in millions of EUR)
Non-accrual loans and non-performing loans(1)
The Netherlands	1,041	1,539
Rest of Europe	1,255	1,033
North America	1,092	2,092
Latin America	490	301
Rest of the World	1,077	1,167
Total non-accrual and non-performing loans	4,955	6,132

Doubtful, still accruing loans(2)
The Netherlands	1,718	1,914
Rest of Europe	68	183
North America	442	264
Latin America	143	400
Rest of the World	82	539
Total accruing loans	2,453	3,300
Total doubtful loans	7,408	9,432

(1)
Under Dutch GAAP, “Non-performing loans” are doubtful loans that are placed on a non-accrual basis, which means that the contractual interest is no longer recognized in our income statement. Such unrecognized interest is then either (i) booked into a separate account, or (ii) if for administrative reasons it cannot be booked as a specific unpaid interest claim, it is booked directly into the specific allowance for loan losses. Cash receipts of interest on non-performing loans are only recorded as interest revenue if the principal has been fully collected.

(2)	“Accruing loans” are potential problem loans on which we continue to charge interest that is included in interest revenue.

Cross-border outstandings

Our operations involve significant exposure in non-local currencies. Cross-border outstandings are based on the country of domicile of the borrower and comprise loans denominated in currencies other than the borrower’s local currency. For an explanation of how we define and measure cross-border risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Cross Border Risk”.

Cross-border outstandings exceeding 1% of total assets at 31 December 2006, 2005, 2004 and 2003 are shown in the following tables. These figures are not netted for any legally enforceable written guarantees of principal or interest by domestic or other non-local third parties. At the dates below, there are no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal. The table does not include off-balance sheet items.

	IFRS
Cross-border outstandings	Percentage of Total Assets	Total Amount	Banks	Government	Private Sector
	(in millions of EUR, except percentages)
At 31 December 2006
United Kingdom	6.14	60,590	33,250	637	26,703
France	5.35	52,817	31,904	7,177	13,736
Germany	4.19	41,313	12,348	23,463	5,502
United States	2.63	25,997	8,226	1,547	16,224
Italy	2.62	25,886	4,533	9,732	11,621
Spain	1.73	17,110	13,015	1,229	2,866
Japan	1.14	11,271	651	7,872	2,748
Ireland	0.95	9,372	1,882	268	7,222
Belgium	0.81	8,043	2,075	2,513	3,455

At 31 December 2005
United Kingdom	5.29	46,569	21,200	210	25,160
France	2.37	20,852	13,109	3,250	4,493
Germany	4.87	42,938	10,317	26,424	6,197
United States	2.59	22,771	3,915	3,361	15,495
Italy	2.49	21,920	6,240	11,532	4,148
Spain	1.99	17,546	11,949	2,516	3,081
Japan	2.38	20,982	305	17,935	2,742
Sweden	0.85	7,509	2,355	3,005	2,149
Ireland	0.80	7,016	3,574	557	2,886
Belgium	1.03	9,050	2,331	2,777	3,942

The information at 31 December 2003 is not available under IFRS and is presented under Dutch GAAP in a separate table. The Dutch GAAP information is not comparable to the information prepared in accordance with IFRS.

	IFRS 2004/Dutch GAAP 2003
Cross-border outstandings	Percentage of Total Assets	Total Amount	Banks	Government	Private Sector
	(in millions of EUR, except percentages)
At 31 December 2004 (IFRS)
United Kingdom	5.08	30,920	13,505	1	17,414
France	2.21	13,453	5,312	4,945	3,196
Germany	5.91	35,955	9,450	22,702	3,803
United States	2.21	13,424	3,746	3,004	6,674
Italy	2.09	12,716	3,678	5,295	3,743
Spain	1.14	6,690	2,457	2,474	2,029
Belgium	1.54	9,376	1,820	3,653	3,903
Sweden	1.39	8,478	1,699	4,183	2,596

At 31 December 2003 (Dutch GAAP)
United Kingdom	4.64	26,015	16,649	96	9,270
France	1.23	6,877	2,490	2,119	2,268
Germany	6.79	38,065	9,681	24,773	3,611
United States	3.06	17,138	4,330	4,751	8,057
Italy	1.87	10,492	2,882	5,221	2,389
Belgium	1.68	9,440	1,773	3,542	4,125

Cross-Border Outstandings Between 0.75% and 1% of Total Assets

Cross-border outstandings to borrowers in countries in which such outstandings amounted to between 0.75% and 1% of total assets totaled EUR 17,415 million at 31 December 2006 (2005: EUR 14,525) and related to Ireland and Belgium (2005: Sweden and Ireland).

Loan Concentrations

One of the principal factors influencing the quality of our earnings and loan portfolio is diversification of loans by region, industry and borrower. A concentration exists when loans are made to a multiple number of borrowers engaged in similar activities, all of whom are subject to roughly the same effects of economic conditions or other changes. At 31 December 2006, there was no concentration of loans exceeding 10% of our total loans (gross).

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

	2006		2005		2004
Deposits	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate

Banks
The Netherlands
Time deposits(1)	51,287	3.2%	37,325	3.6%	30,274	3.2%
Demand deposits/Current account	7,857	3.0%	4,139	3.4%	5,892	2.5%
Foreign
Time deposits(1)	88,192	3.5%	84,014	3.9%	70,282	3.8%
Demand deposits/Current account	22,120	2.4%	23,924	1.2%	21,389	0.9%

Total customer accounts
The Netherlands
Saving accounts	48,372	2.6%	46,259	2.8%	43,180	2.8%
Time deposits(1)	32,475	3.9%	28,501	3.8%	28,464	3.8%
Demand deposits/Current account	43,186	2.2%	40,241	2.1%	37,528	2.0%
Others	11,044	3.4%	8,167	3.4%	7,438	4.1%
Foreign
Saving accounts	40,392	4.1%	34,015	2.8%	31,085	1.8%
Time deposits(1)	80,917	5.4%	74,842	5.0%	71,690	3.4%
Demand deposits/Current account	62,459	2.7%	41,892	2.0%	34,409	1.4%
Others	15,967	3.9%	15,168	4.2%	16,360	2.7%

(1)
Includes our Eurodollar deposit activities and professional securities transactions. Time deposits are funds whereby the original term, the period of notice and interest payable have been agreed upon with the counterparty.

Deposits of $100,000 or more

At 31 December 2006, deposits of $100,000 or more or the equivalent in other currencies, held in the United States, in time deposits and certificates of deposits by term remaining until maturity were:

Deposits of $100,000 or more	At 31 December 2006
(in millions of EUR)
3 months or less	10,350
more than 3 months but less than 6 months	3,607
more than 6 months but less than 12 months	2,946
over 12 months	6,321
Total	23,224

Short-term borrowings

Short-term borrowings are borrowings with an original maturity of one year or less. These are included in our consolidated balance sheet under the items Banks, Total customer accounts and Debt securities. Categories of short-term borrowings for which the average balance outstanding during the preceding three fiscal years was equal to or greater than 30% of consolidated shareholders’ equity at 31 December, were included in the item Debt Securities and consisted of certificates of deposits and commercial paper. An analysis of the balance and interest rates paid on these short-term borrowings is provided below.

	IFRS
Short-term borrowings	2006	2005	2004
	(in millions of EUR, except percentages)
Year-end balance	56,375	51,873	32,326
Average balance	55,494	44,878	29,857
Maximum month-end balance	58,771	55,905	41,497
Average interest rate during the year	4.2%	2.6%	2.2%
Average interest rate at year-end	4.8%	2.9%	2.1%

D.    Research and Development, Patents and Licenses etc.

Not applicable.

E.     Trend Information

The composition of our revenues and the structure of our assets and liabilities in recent years have been affected by changing economic conditions. This included a currency appreciation of the Brazilian real against the Euro of 10.0% (comparing the average rate in 2006 with the average rate in 2005), a highly competitive environment for commercial lending and mortgages in the United States impacting our margins. In addition, a flattening of the yield curve has had a negative impact on our net interest income both in the United States and the Euro zone. However, we expect that in 2007 the decline in the asset yield will slow and that the negative impact of the flattening of the yield curve will be compensated by growth in loan volume.

F.     Off-Balance Sheet Arrangements

We have no off-balance sheet entities or off-balance sheet arrangements that are reasonably likely to have a material adverse effect on liquidity or the availability of or the requirements for capital resources, and our hedging activities are non-speculative. For a discussion of the impact of off-balance sheet commitments and contingent liabilities see Note 35 to our consolidated financial statements.

G.    Tabular Disclosure of Contractual Obligations

Our contractual and contingent obligations and commitments at 31 December 2006 are summarised in Note 35 to our consolidated financial statments.

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

ABN AMRO Holding N.V. and ABN AMRO Bank N.V. are public companies with limited liability incorporated under the laws of the Netherlands. Both companies have a two-tier system of corporate governance, consisting of a Supervisory Board and a Managing Board. The day-to-day management of the companies is vested with the Managing Board.

The memberships of the Supervisory Boards of ABN AMRO Holding N.V. and ABN AMRO Bank N.V. are the same, as are the memberships of the Managing Boards of ABN AMRO Holding N.V. and ABN AMRO Bank N.V.

ABN AMRO Holding N.V.’s Supervisory Board supervises the policy conducted by the Managing Board, as well as the company’s general course of affairs and its business. In addition, it is charged with assisting and advising management. In performing their duties, the members of the Supervisory Board are guided by the interests of the company and its enterprise. Certain powers are vested with the Supervisory Board, including the approval of certain resolutions by the Managing Board.

The Supervisory Board is an independent body. Members of the Supervisory Board are appointed by the General Meeting of Shareholders. The Supervisory Board nominates one or more candidates for each vacant seat.

Supervisory Board members are appointed for a term of four years and may be re-appointed after that term. Members of the Supervisory Board may serve a maximum term of 12 years from the date of their first appointment. In principle, each member agrees to retire by the day on which the annual General Meeting of Shareholders is held in the year in which he or she reaches the age of 70.

Candidates recommended for appointment or reappointment to the Supervisory Board should meet the criteria of the membership profile, which are set out in the Rules Governing the Supervisory Board’s Principles and Best Practices of ABN AMRO Holding N.V. In order to ensure the Supervisory Board’s independence, we apply the criteria of independence as set out in the Dutch Corporate Governance Code.

All members of the Supervisory Board must be independent, with the exception of no more than one. All current members of the Supervisory Board qualify as independent. For more information about the Supervisory Board’s independence criteria, please refer to our website at www.abnamro.com, which does not form part of this report.

Supervisory Board members may not represent particular interests. If an interest of a member of the Supervisory Board conflicts with that of the company, the Chairman of the Supervisory Board shall be notified. Details of the Supervisory Board’s remuneration package can be found in Note 43 to our consolidated financial statements.

The Chairman and Vice Chairman are appointed by the Supervisory Board from its members. The Supervisory Board also appoints from its members the Audit Committee of at least four members, the Nomination & Compensation Committee of at least three members and the Compliance Oversight Committee of at least three members. The committee members are appointed until further notice.

The Rules Governing the Supervisory Board’s Principles and Best Practices of ABN AMRO Holding N.V. are available on our website at www.abnamro.com, which does not form part of this report.. These rules also include the terms of reference of the Audit Committee, the Nomination & Compensation Committee, and the Compliance Oversight Committee.

On our website you may also find a detailed curriculum vitae of each of the Supervisory Board members. In addition, a curriculum vitae for each new member of the Supervisory Board is included in ABN AMRO Holding N.V.’s Annual Report published in the year in which he or she is appointed.

At 14 March 2007, the composition of the Supervisory Board of ABN AMRO Holding N.V. and ABN AMRO Bank N.V. was as follows:

Name	Year of Appointment	Term Expires	Age	Principal Occupation(s)	Other relevant position(s)
Artur Martinez, Chairman	2002	2010	67	Former Chairman and Chief Executive Officer of Sears, Roebuck & Co. Inc., Chicago
1. Non-Executive Director International Flavors and Fragrances, Inc.
2. Non-Executive Director Liz Claiborne Inc.
3. Non-Executive Director PepsiCo, Inc.
4. Non-Executive Director IAC/Interactive Corp.
5. Member of the Board of Advisors of Marakon Associates

Andre Olijslager Vice Chairman	2004	2008	63	Former Chairman of the Board of Management of Royal Friesland Foods N.V.
1. Member of the Supervisory Board of Center Parcs N.V.
2. Member of the Investment Committee NPM Capital N.V.
3. Vice-chairman Supervisory Board Avebe U.A.
4. Chairman of the Dutch Association of Venture Capital Companies
5. Member of the Supervisory Board Samas-Groep N.V.
6. Member of the Management Board of Foundation N.V. Trust Office Unilever

Louise Groenman	1999	2007	66	Former Crown member of the Social and Economic Council of the Netherlands (SER)
1. Chairman of the LBL (Expertice Centre for Age and Society)
2. Chairman of the Aids Fund Foundation
3. Chairman of the Clare Wichmann Institute
4. Chairman of the Humanistic Institute for Development Aid
5. Member of the Advisory Council Country-wide Office for Age Discrimination

David Baron de Rothschild	1999	2007	64	Senior partner Rothschild & Cie. Banque,
1. Chairman of Rothschilds Continuation Holdings AG
2. Chairman of Rothschild Group
3. Vice-chairman of Rothschild Bank AG
4. Vice chairman of the Supervisory Board of Paris Orleans
5. Member of the Supervisory Board Compagnie Financiere Saint-Honore
6. Member of the Supervisory Board Compagnie Financiere Martin Maurel
7. Member of the Board of Directors of Group Casino

Trude Maas-de Brouwer	2000	2008	60	Former President of Hay Vision Society
1. Member of the Supervisory Board of Schiphol Group
2. Member Supervisory Board of Royal Philips Electronics Netherlands (PEN)
3. Member Council Van Leer Group Foundation
4. Member Supervisory Board Arbo Unie
5. Member of the Supervisory Board of Twynstra Gudde Management Consultants B.V.

Name	Year of Appointment	Term Expires	Age	Principal Occupation(s)	Other relevant position(s)
					6. Chairman of the Supervisory Board of Nuffic (Netherlands organization of international cooperation in higher education) 7. Member of the Senate of the Dutch Parliament
Marcus Pratini de Moraes	2003	2009	67	Former Minister of Agriculture, Lifestock and Food Supply for Brazil
1. Chairman of the Board of ABIEC - Brazilian Beef Exporters Association
2. Member of the Board of Directors of COSAN S.A. -sugar and alcohol
3. Member of the Board of the Federation of Industries Sao Paulo, FIESP

Paolo Scaroni	2003	2007	60	Chief Executive Officer of ENI S.p.A., Rome, Italy
1. Member of the Board of “II Sole 24 Ore” Group
2. Member of the Board of Veolia Environment
3. Member of the Board of Teatro alla Scala
4. Member of the Overseers Board of Overseers, Columbia Business School, New York

Lord Sharman of Redlynch	2003	2007	64	Former Chairman of KPMG International, London, UK	1. Chairman Aviva plc 2. Non-Executive Chairman of Aegis plc 3. Non-Executive Director BG Group plc 4. Non-Executive Director Reed Elsevier plc and Reed Elsevier N.V. 5. Member of the House of Lords
Rob van den Bergh	2005	2009	56	Former Chairman of the Executive Board and Chief Executive Officer of VNU N.V.
1. Member of the Supervisory Board of Pon Holdings B.V.
2. Member of the Supervisory Board of NPM Capital N.V.
3. Chairman of the Supervisory Board of N.V. Deli Universal
4. Member of the Supervisory Board of Nationale Postcode Loterij

Anthony Ruys	2005	2009	59	Former Chairman of the Executive Board of Heineken N.V.
1. Chairman of the Supervisory Board of Lottomatica S.p.A.
2. Member of the Supervisory Board of Sara Lee / DE International B.V.
3. Non-Executive Director of British American Tobacco
4. Member of the Supervisory Board of Schipol Group
5. Member of the Supervisory Board of Rijksmuseum Amsterdam
6. Chairman of the Supervisory Board of Stop Aids Now!

Gert-Jan Kramer	2006	2010	64	Former Chairman of Fugro N.V.
1. Chairman of the Supervisory Board of Royal BAM Group N.V.
2. Chairman of te Supervisory Board of Damen Shipyards Group
3. Member of the Supervisory Board of Fugro N.V.
4. Member of the Supervisory Board of Bronwaterleiding Doorn
5. Member of the Supervisory Board of Energie Beheer Nederland

Name	Year of Appointment	Term Expires	Age	Principal Occupation(s)	Other relevant position(s)

B.V.
6. Member of the Supervisory of Mammoet B.V.
7. Member of the Supervisory Board of Delft University of Technology
8. Member of the Supervisory Board of TNO (Netherlands Organisation for Applied Scientific research)
9. Chairman of IRO (Association of Dutch Suppliers in the Oil and Gas industry)

Gerhard Randa	2006	2010	62	Executive Vice President of Magna International Inc.	1. Member of the General council of the Oesterreichische Nationalbank 2. Chairman of the Board of B&C Privatstiftung 3. Chairman of the Board of Immobilien Privatstiftung

Managing Board(1)

At 14 March 2007, the composition of the Managing Board of ABN AMRO Holding N.V. and ABN AMRO Bank N.V. was as follows:

Name	Year of Appointment	Term Expires(2)	Principal Responsibility 2007	Principal Responsibility 2006
Rijkman Groenink (57, Dutch, M)	1988	2012	Chairman of the Managing Board, Group Audit, Group Compliance & Legal, Group Human Resources	Chairman of the Managing Board
Wilco Jiskoot (56, Dutch, M)	1997	2013	BU Netherlands, BU Private Clients, BU Global Clients, BU Asset Management, Private Equity	BU Netherlands, BU Global Clients, BU Asset Management, Private Equity
Joost Kuiper (59, Dutch, M)	1999	2010	BU North America, Chairman Group Business Committee	BU North America, Chairman Group Business Committee
Hugh Scott-Barrett (48, British, M)	2000	2021	Chief Financial Officer, Group Finance, Investor Relations, Group Communications, Group Public Affairs , Group Strategic Decision Support	Chief Financial Officer, Group Finance, Investor Relations, Group communications, Group Strategic Decision Support
Huibert Boumeester (2) (47, Dutch, M)	2006	2010	Group Risk Management, Corporate Development, Group M&A Portfolio, Antonveneta	Group Risk Management, Corporate Development, Group M&A Portfolio
Piero Overmars (2) (42, Dutch, M)	2006	2010	BU Asia, BU Europe, BU Global Markets, Chairman Commercial Client Segment	BU Asia, BU Global Markets, Chairman Commercial Client Segment
Ron Teerlink (2) (46, Dutch, M)	2006	2010	BU Latin America, BU Transaction Banking, Services, Market Infrastructure, Chairman Consumer Client Segment	BU Latin America, BU Transaction Banking, Services, EU Affairs & Market Infrastructure

Age, nationality and gender between brackets.

(1)	Managing Board members are appointed until reaching the contractually agreed mandatory retirement age of 62, unless otherwise indicated
(2)
In line with the Dutch Corporate Governance Code’s best practice provision, Mr Boumeester, Mr Overmars and Mr Teerlink have been appointed for a maximum period of four years and mey be reappointed for a term of not more than four years at a time.

Curriculum vitae − Managing Board members (as at 14 March 2007)

Rijkman Groenink was appointed Chairman of the Managing Board in May 2000. He is responsible for the strategy of ABN AMRO as well as for Group Audit, Group Legal & Compliance and Human Resources.

A Dutch citizen, Mr Groenink was born on 25 August 1949 and joined Amro Bank in 1974. He was appointed Head of Product Management Retail Accounts in 1976, Head of Syndicated Loans in 1978, Head of International Corporate Accounts in the International Division in 1980, Director of the Dutch Special Credit department in 1982 and Senior Executive Vice President of Dutch Corporate Business in 1986. He was appointed to the Managing Board of Amro Bank in 1988. Following the merger of ABN Bank and Amro Bank in 1990 he was appointed to the Managing Board of ABN AMRO Bank, and became responsible for the Netherlands Division in 1995. He holds a number of external directorships including Flint Holding, Struik Holding and several charitable societies and foundations. Mr Groenink’s educational credentials include a Masters degree in Law from Utrecht University, the Netherlands.

Wilco Jiskoot is the Managing Board member responsible for BU Netherlands, BU Global Clients, BU Private Clients, BU Asset Management, and Private Equity (ABN AMRO Capital). He joined the Managing Board in January 1997, with responsibility for several investment banking product lines. From November 2001 to January 2006, he was the Managing Board member responsible for SBU Wholesale Clients and Private Equity. Mr Jiskoot was born on 2 June 1950 and is a Dutch citizen. He joined Amro Bank in 1976 and held several positions during the following ten years in Corporate Clients, Project Finance and Relationship Management. He was appointed head of Capital Markets Group in 1986, head of Institutional Banking Division in 1987 and Senior Executive Vice President of Financial Markets Group in 1988. After the merger of ABN Bank and Amro Bank in 1990, he was appointed Senior Executive Vice President of New Issues and Corporate Finance, and was named Senior Executive Vice President Equity and Merchant Banking in 1994. Mr Jiskoot holds no directorships or positions outside ABN AMRO. He has a Masters degree in Business Administration from Rotterdam University, the Netherlands.

Joost Kuiper is the Managing Board member responsible for BU North America and is Chairman of the Group Business Committee (GBC). He was previously responsible for the BUs Netherlands and North America within the SBU Consumer & Commercial Clients, a position he held from November 2003 until January 2006. He shared responsibility for Consumer & Commercial Clients with Dolf Collee from 2000, having joined the Managing Board in May 1999 with responsibility for the International Division. Mr Kuiper, a Dutch citizen, was born on 23 July 1947. He joined ABN AMRO in 1998 as a Senior Executive Vice President in Treasury and Fixed Income, having previously held several senior positions in Dutch financial institutions, including Chairman of MeesPierson (1996-98) and President of the European Options Exchange (1993-96). Having started his career in 1973 in the new Issue and Syndicate department of Amro Bank, he left in 1976 to work at Banque Européenne de Crédit in Brussels and Sogen-Swiss International in New York, before rejoining Amro Bank, first in New York and later in London and the Netherlands. His principal outside directorships include Hespri Holding and several charitable societies and foundations. Mr Kuiper holds a Masters degree in Law from Leiden University, the Netherlands.

Hugh Scott-Barrett has been Chief Financial Officer since 1 January 2006. He is also responsible for Group Finance, Investor Relations, Group Communications, Group Public Affairs and Group Strategic Decision Support. From November 2003 to January 2006, he was Chief Operating Officer responsible for Group Shared Services, Transaction Banking, Group Human Resources, Group Communications and Investor Relations. He also launched a Group-wide Services programme focused on improving service quality, efficiency and agility while reducing operational risk across the Group. He was previously one of the two Managing Board members responsible for the SBU Wholesale Clients. He was also responsible for the BUs Corporate Finance (including the ABN AMRO Rothschild joint venture), Working Capital, Change Management, and Technology Operations & Property Services within that SBU. He was appointed to the Managing Board in June 2000. Mr Scott-Barrett was born on 26 September 1958 and is a British citizen. He joined ABN AMRO in 1996 as Head of Corporate Finance in Europe before becoming Global Head of Mergers & Acquisitions. He started his career in 1980 in the Corporate Finance Department at Kleinwort Benson. In 1984 he joined Swiss Bank Corporation (SBC), becoming Deputy Chief Executive of SBC’s European activities in 1994 and subsequently Managing Director Corporate Finance of SBC Warburg. Mr Scott-Barrett holds no directorships outside ABN AMRO. He was educated at the Université de Paris, Sorbonne, France, and Merton College, Oxford, UK.

Huibert Boumeester is the Managing Board member responsible for Corporate Development, Group M&A Portfolio, Group Risk Management and Antonveneta. He was appointed to the Managing Board in January 2006, having previously been Chief Executive of ABN AMRO Asset Management. Mr Boumeester was born on 16 March 1960 and is a Dutch citizen. He joined ABN Bank in 1987 as a management trainee in Investment Banking. He subsequently became head of the Energy Desk Europe, head of Power Project Finance Europe, head of Project Finance Asia in Hong Kong, and head of Structured Finance Asia, based in Singapore, where he was responsible for Project Finance, Structured Trade Finance, Financial Engineering, Loan Syndication, Asset Securitisation and Project Advisory. From 1998 to 2000 he was Country Manager for ABN AMRO Malaysia Berhad. In 2000 he became Managing Director Global Financial Markets, with responsibility for Leveraged Finance, Emerging Markets Debt Origination and Asset Securitisation. In May 2002 he was appointed global head of Integrated Energy. Directorships within ABN AMRO include Montag & Caldwell Inc. and Artemis Investment Management Ltd. He holds directorships outside ABN AMRO at three charities. Mr Boumeester holds a Masters degree in Law from Leiden University, the Netherlands.

Piero Overmars is the Managing Board member responsible for BU Asia, BU Europe and BU Global Markets and is also Chairman of the Commercial Client Segment. He was appointed to the Managing Board in January 2006. Mr Overmars was born on 22 April 1964 and is a Dutch citizen. In 1989 he joined ABN Bank as a derivatives dealer and in 1996 was appointed Chief Dealer Cross Market Arbitrage, Bond Trading Europe. In 1997 he was named co-head Global Interest Rate Trading based in Amsterdam, and regional head Treasury & Fixed Income Asia, Singapore from 1999. In 2001 he became Country Representative and head of Financial Markets Japan, before being appointed head of Global Financial Markets based in Amsterdam in 2002 and head of Global Markets in 2004. He was named Chief Executive Officer of Wholesale Clients in 2005. Directorships within ABN AMRO include ABN AMRO Japan. Outside ABN AMRO he holds a directorship of a charitable foundation. Mr Overmars holds a Masters degree in Business Administration from Nyenrode Business University, Breukelen, the Netherlands.

Ron Teerlink is the Managing Board member responsible for BU Latin America, BU Transaction Banking, Services and Market Infrastructures and is also Chairman of the Consumer Client Segment. He was appointed to the Managing Board in January 2006. Mr Teerlink was born on 28 January 1961 and is a Dutch citizen. He joined ABN Bank in 1986 as an IT/System Analyst, and was appointed head project and Development ASI in 1992, International/Director Administration and Organisation in Cologne in 1994, and Director Administration and Organisation in Frankfurt in 1995. He has been responsible for the International Organisation and Information division in Amsterdam since 1999 and for the Operations Europe division since 2000. He was named Managing Director, Wholesale Clients/Operations Europe in 2001 and Senior Executive Vice President in 2002, before becoming Chief Operating Officer Wholesale Clients in 2002 and Chief Executive of Group Shared Services in 2004. His directorships within ABN AMRO include ABN AMRO Central Enterprise Services - India. Directorships outside ABN AMRO include Equens Nederland. Mr Teerlink holds a Masters degree in Economics from the Vrije Universiteit, Amsterdam, the Netherlands.

Tom de Swaan retired from the Managing Board on 1 May 2006.

Dolf Collee stepped down from the Managing Board on 31 December 2006.

The senior executive vice presidents of the Bank are currently as follows:

Name	Year of Appointment	Principal Occupation
J. Sijbrand	1998	Business Unit Global Markets/Head of Structured Derivatives
G.J.B. Hartsink	2000	Group Functions/European Union Affairs and Market Infrastructure
A.E.J.M. Cook-Schaapveld	2000	Head Business Unit Global Clients
J. W. Meeuwis	2000	Business Unit Global Clients/Vice Chairman Corporates
J. P. Schmittmann	2000	Head Business Unit Netherlands
M.B.G.M. Oostendorp	2000	Group Functions/Head of Group Finance
F.C. Barbosa	2001	Head Business Unit Latin America
R.C. van Paridon	2001	Head of Steering Committee of Special Items
N.R. Bobins	2002	Head Business Unit North America
S. Zavatti	2002	Business Unit Global Clients/Vice Chairman Financial Institutions & Public Sector
P. Fleuriot	2003	Business Unit Europe/Head of Sub Region, Country Executive France and Vice Chairman Corporates
D.A. Cole	2004	Group Functions/Head of Group Risk Management
A. Cairns	2005	Head Business Unit Transaction Banking
J.P. Drost	2006	Head Business Unit Asia
C.W. Gorter	2006	Group Functions/Head Group Compliance & Legal
S. Russell	2006	Head Business Unit Asset Management
G. Page	2006	Head Business Unit Global Markets
P.F.M. van der Meer Mohr	2006	Head Group Human Resources (Group Functions)
L.R. Gustavsson	2006	Head Services
M.G.J. de Jong	2006	Head BU Europe
C.F.H.H. Vogelzang	2007	Head BU Private Clients
P.L. Montani	2007	Head Antonveneta

B.    Compensation

Please refer to Note 43 to our consolidated financials statements.

C.    Board practices

We refer to the information set forth in “Item 6. Senior Management and Employees - A. Directors and Senior Management”.

Audit Committee activities

The Audit Committee of the Supervisory Board is currently chaired by Lord Sharman of Redlynch. Its other members are Mr Martinez, Mr Pratini de Moraes and Mr Olijslager.

The members collectively have adequate accounting and financial management expertise to understand the company’s business, financial statements and risk profile.

In addition, the Supervisory Board has determined that both Lord Sharman of Redlynch and Mr Martinez possess the necessary relevant expertise in financial administration and accounting for listed companies and other large companies and therefore qualify as financial experts within the meaning of the Dutch Corporate Governance Code. The Supervisory Board has also determined that both Lord Sharman of Redlynch and Mr Martinez qualify as audit committee financial experts for the purpose of Section 407 of the Sarbanes-Oxley Act and that both are independent under the applicable US standards.

The Audit Committee of the Supervisory Board reviews and advises the Supervisory Board and subsequently the Managing Board on the quarterly statements, the Annual Report, the annual financial statements, and the internal and external auditors’ management letters. It regularly reviews the overall risk profile, the quality of the loan portfolio and the bank’s large exposures. In addition, the Audit Committee reviews the consistency of our accounting policies, the internal audit function, the Group Audit Charter, and the internal risk management and control systems. The Audit Committee also reviews our risk management policy, and reports on litigation and acquisitions. In accordance with the Group Audit Charter, the head of Group Audit has a direct reporting line to the chairman of the Audit Committee.

The Audit Committee is responsible for pre-approving audit, audit-related and permitted non-audit services provided by the external auditor. In exercising its pre-approval authority, the Audit Committee considers whether the proposed services are consistent with the continued independence of the external auditor. Both the Auditor Independence Policy and the Audit Committee Pre-Approval Policy for External Audit Firm Services can be viewed on our website at www.abnamro.com.

During 2006 the Audit Committee met with the Chairman of the Managing Board and the Chief Financial Officer on five occasions. Each meeting of the Audit Committee was followed by an executive session with the head of Group Audit. The Audit Committee reviewed, discussed, and advised the Supervisory Board on the annual and interim financial statements, the Annual Report, the long-form external auditors’ report, the internal auditors’ management letter (including the Managing Board’s related comments), the structure and operation of the internal risk management and control systems, and the impact of the US Sarbanes-Oxley Act, in particular as to ABN AMRO’s compliance with the requirements of Section 404 of this Act. These topics were discussed in the presence of internal and external auditors and senior representatives from Group Finance.

In 2006, the Audit Committee reviewed its pre-approval policy for audit services by the external auditor. Following this review, the Audit Committee pre-approved the nature and the budget for audit, audit-related and non-audit services, in line with this policy.

Nomination & Compensation Committee activities

The tasks and responsibilities of the Nomination & Compensation Committee of the Supervisory Board can be divided into tasks related to nomination and to compensation.

Its nomination responsibilities include preparing for the selection and nomination of members of the Supervisory and Managing Boards by preparing and periodically reviewing the succession plans of these Boards on the basis of agreed profiles. The granting of the title of Senior Executive Vice President to eligible persons and the management development programmes for top executives are also discussed in the Nomination & Compensation Committee. Where relevant, the Nomination & Compensation Committee informs the full Supervisory Board.

The Nomination & Compensation Committee also acts on reward and performance issues. Standards and criteria for performance are defined, and on that basis the performance of the members of both Boards is reviewed periodically. The framework, concept and content of compensation and benefits, pension schemes and other relevant schemes are discussed and decided. Resolutions concerning the remuneration policies for the Managing Board are submitted to the full Supervisory Board and are then put forward for adoption by the General Meeting of Shareholders. On an annual basis the Nomination & Compensation Committee prepares a report on the remuneration and implementation of these policies in the relevant financial year.

The membership of the Nomination & Compensation Committee of the Supervisory Board changed in 2006. Mr Loudon resigned from the Supervisory Board with effect from 27 April 2006 and subsequently also stepped down from the Nomination & Compensation Committee. Mr Martinez succeeded Mr Loudon as Committee chairman. Mr Burgmans also resigned from the Supervisory Board with effect from 27 April 2006 and therefore ceased to be a member of the Nomination & Compensation Committee. He was replaced by Mr Ruys as committee member.

With effect from 27 April 2006, the Nomination & Compensation Committee consists of the following three members: Mr Martinez (chairman), Mrs Maas-de Brouwer and Mr Ruys.

During 2006, the Nomination & Compensation Committee prepared several proposals for consideration by the Supervisory Board. The Chairman of the Managing Board and the head of Group Human Resources are invited to the committee’s meetings to discuss relevant issues, such as the Managing Board’s composition, succession planning and compensation.

The Nomination & Compensation Committee met four times in 2006. As in previous years the committee was assisted by Towers Perrin, an external remuneration consultancy, which provides the committee with market-related information and professional advice on commonly applied reward elements, best practice and expected developments. These services to the Nomination & Compensation Committee are provided under an arrangement that is separate from Towers Perrin’s other consultancy services to ABN AMRO.

Compliance Oversight Committee activities

The membership of the Compliance Oversight Committee of the Supervisory Board changed in 2006. Mr Burgmans resigned from the Supervisory Board with effect from 27 April 2006 and subsequently also stepped down from the Compliance Oversight Committee. Mr Burgmans was replaced by Mr Van den Bergh as committee member. With effect from 27 April 2006, the Compliance Oversight Committee consists of the following three members: Mr Martinez (Chairman), Mrs Maas-de Brouwer and Mr Van den Bergh.

The Compliance Oversight Committee met six times in 2006. Each committee meeting was followed by an executive session with the head of Group Compliance & Legal. During its meetings in 2006, the Compliance Oversight Committee discussed and closely monitored the actions following the Enforcement Actions against ABN AMRO by US and Dutch regulators. Specific attention was paid to the US Law Compliance Program and the US Branches Activity Reports. On a quarterly basis the Compliance Oversight Committee discussed the Group Compliance Reports, elaborating on global regulatory developments and key Group Compliance initiatives such as the Mindset Programme, Compliance Risk Assessment and issues with regard to client acceptance and anti-money laundering (CAAML). All three committee members undertook the CAAML training provided by Group Compliance and passed the ensuing test.

In line with its Charter, in 2006 the Compliance Oversight Committee for the first time conducted a self-assessment of its effectiveness. It was concluded that the Compliance Oversight Committee effectively supervised, monitored, and advised the Managing Board on the effects of the internal risk management and control systems. In addition, the Compliance Oversight Committee effectively communicated the importance of compliance to the Managing Board and supervised the Managing Board’s communications regarding the importance of compliance to the rest of the bank. The Compliance Oversight Committee also reviewed and discussed ABN AMRO’s risk profile at length.

Corporate governance

Corporate governance at ABN AMRO is defined by the way we organise and conduct the relationship between the Managing Board, the Supervisory Board and our shareholders.

For ABN AMRO, good corporate governance is critical to our ability to realise our strategic goal of creating sustainable long-term value for all our stakeholders, including our shareholders, our clients, our employees and society at large. It is the foundation of our licence to operate.

In order to achieve good corporate governance, we organise the company in a way that promotes first-class entrepreneurship by the Managing Board and effective supervision by the Supervisory Board. Integrity, transparency and accountability are key elements of our corporate governance, as they are in our business as a whole. These key elements ensure that the controls and oversight necessary for effective risk management, proper compliance with regulations, and accurate and complete disclosure of information to the market are in place and functioning well.

Our guiding compass in these matters is provided by our Corporate Values and Business Principles, which constitute ABN AMRO’s ‘code of ethics’.

As a Netherlands-based and listed company, we adhere to the Dutch Corporate Governance Code. Also, as a company registered with the US Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange, we are subject to US securities laws and the applicable corporate governance rules imposed by the New York Stock Exchange.

Corporate governance in the Netherlands

ABN AMRO Holding N.V. and ABN AMRO Bank N.V. are public companies with limited liability incorporated under the laws of the Netherlands. Both companies have a two-tier system of corporate governance, consisting of a Supervisory Board and a Managing Board. The day-to-day management of the companies is vested with the Managing Board.

The memberships of the Supervisory Boards of ABN AMRO Holding N.V. and ABN AMRO Bank N.V. are

the same, as are the memberships of the Managing Boards of ABN AMRO Holding N.V. and ABN AMRO Bank N.V.

Dutch Corporate Governance Code

The Dutch Corporate Governance Code (the Code) took effect on 1 January 2004. ABN AMRO’s Corporate Governance Supplement for 2006, in which we report on our compliance with the Code, can be viewed on our website at www.abnamro.com.

We are pleased to confirm that we - and, where relevant, the Trust Office - apply the principles and (applicable) best practice provisions of the Code, with the exception of the following best practice provisions: II.1.1, II.2.7, III.5.11 and IV.1.1. It remains our belief that it is in our best interest and in the best interest of our various stakeholders, to apply different best practices in these specific areas. Our explanations for this have remained materially unchanged, but they are repeated below for the purpose of clarity.

Best practice provision II.1.1 states that a managing board member is appointed for a maximum period of four years and that a member may be reappointed for a term of not more than four years at a time.

The current members of our Managing Board, with the exception of Mr Boumeester, Mr Overmars and Mr Teerlink, have been appointed for an indefinite period in accordance with the statutory obligations applicable at the time of their appointment.

We apply best practice provision II.1.1 if and when new members of the Managing Board are appointed. The appointments of Mr Boumeester, Mr Overmars and Mr Teerlink to the Managing Board with effect from 1 January 2006 is in line with best practice provision II.1.1, as these new members of the Managing Board have been appointed for a maximum period of four years and may be reappointed for a term of not more than four years at a time.

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

The employment contracts of the current members of our Managing Board that were already in place as at 1 January 2004 (the date on which the Dutch Corporate Governance Code took effect) remain unchanged. The Supervisory Board intends to interpret the redundancy scheme as set out in these employment contracts in accordance with best practice provision II.2.7.

For new members of the Managing Board we do not fully apply this best practice provision. The underlying employment contracts of the three members who were appointed to the Managing Board with effect from 1 January 2006, which are Senior Executive Vice President employment contracts under Dutch law, continue. However, all entitlements under these contracts, including the entitlements under the redundancy clause, have been suspended during membership of the Managing Board, and replaced by another employment contract applicable to Managing Board members. We have not included a redundancy clause in these contracts and shall apply best practice provision II.2.7 as follows: in the event of a termination of the Managing Board membership, the suspended employment contract will be reinstated. If it is deemed necessary to terminate that contract in the future, this will happen in accordance with Dutch labour law.

Best practice provision III.5.11 states that the remuneration committee shall not be chaired by the chairman of the supervisory board or by a former member of the management board of the company, or by a supervisory board member who is a member of the managing board of another listed company.

As stated under best practice provision III.5.1 in our Corporate Governance Supplement 2006, which can be viewed on our website at www.abnamro.com, our Supervisory Board has a combined remuneration and selection / appointment committee, entitled the Nomination & Compensation Committee. As we attach great value to the coordinating role of the Chairman of the Supervisory Board, especially in respect of the selection and nomination process of Supervisory Board and Managing Board members, the Chairman of the Supervisory Board will continue to chair the Nomination & Compensation Committee.

Best practice provision IV.1.1 states that the general meeting of shareholders of a company not having a statutory two-tier status (‘structuurregime’) may pass a resolution to cancel the binding nature of a nomination for the appointment of a member of the managing board or of the supervisory board, and/or a resolution to dismiss a member of the managing board or of the supervisory board by an absolute majority of the votes cast. It may be provided that this majority should represent a given proportion of the issued capital, which proportion may not exceed one third. If the given proportion of the capital is not represented at the meeting, but an absolute majority of the votes cast is in favour of a resolution to cancel the binding nature of a nomination, or to dismiss a board member, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless of the proportion of the capital represented at the meeting.

ABN AMRO does not have a statutory two-tier status (‘structuurregime’). Our Supervisory Board has decided, for the time being, to make non-binding nominations for the appointment of its members and for the appointment of members of the Managing Board. This means that the appointment of a candidate for the Supervisory Board or the Managing Board - if made on the basis of a non-binding nomination - requires an absolute majority in the General Meeting of Shareholders, in which case we apply best practice provision IV.1.1. If a candidate for the Supervisory Board or the Managing Board is proposed on the basis of a binding nomination, in accordance with its Articles of Association, the binding nature of the nomination can be set aside by the General Meeting of Shareholders passing a resolution with at least a two-thirds majority of the votes cast representing more than half of the economic value of the capital. Candidates that have been nominated by the shareholders require a similar majority in order to be appointed. This means that in the event that the Supervisory Board would decide in the future to make binding nominations (or a binding nomination) or in the event of a nomination by shareholders, we would not apply best practice provision IV.1.1.

Pursuant to ABN AMRO’s Articles of Association, the following procedure has to be followed for the dismissal of members of the Managing Board and Supervisory Board. A distinction is made between situations in which the Supervisory Board submits a proposal to the General Meeting of Shareholders to dismiss a member of the Managing Board or Supervisory Board and situations in which the proposal to dismiss a member of the Managing Board or Supervisory Board is submitted at the initiative of shareholders.The first of these situations requires an absolute majority of the General Meeting of Shareholders, and in this case ABN AMRO applies best practice provision IV.1.1. In the event of the second situation arising, a two-thirds majority of the votes cast, representing more than half of the economic value of the capital is required. We place great importance on the delivery of long-term shareholder value, so maintaining continuity in the management of the company is critical. For this reason, we will continue to apply the procedure with regard to the nominations for the appointment and dismissal of Supervisory Board and Managing Board members.

Best practice provision II.1.4 of the Dutch Corporate Governance Code states that the managing board shall declare in the annual report that the internal risk management and control systems are adequate and effective; it shall provide clear substantiation of this. In the annual report, the managing board shall report on the operation of the internal risk management and control system during the year under review. In doing so, it shall describe any significant changes that have been made and any major improvements that are planned, and shall confirm that they have been discussed with the audit committee and the supervisory board.

In its first report of December 2005 on compliance with the Dutch Corporate Governance Code, the Corporate Governance Code Monitoring Committee made recommendations concerning the application of best practice provision II.1.4. The Corporate Governance Code Monitoring Committee differentiates between financial reporting risks and other risks, such as operational, strategic, legislative and regulatory risks.

With regards to financial reporting risks the Managing Board declares that:

• There is reasonable assurance that ABN AMRO’s financial reporting does not contain any errors of material importance.

• The bank’s risk management and control systems have worked properly in 2006.

• There are no indications that the bank’s risk management and control systems will not work properly in 2007.

The other risks, such as operational, strategic, legislative and regulatory risks, and additional risks ABN AMRO has identified and manages are described in different sections of this annual report, including the chapters Compliance - See “Item 4.B. - Business overview - Compliance”, Risk and the Capital Framework - See “Item 11. Quantitative and qualitative disclosures about market risk”, and Corporate governance - See “ Item 6.B. - Board practices - Corporate governance”.

The above declaration and reference to other risks do not imply that the bank’s risk management and control systems provide certainty as to the realisation of operational and financial business objectives, nor that these systems can at all times prevent misstatements, inaccuracies, errors, fraud and non-compliance with rules and regulations.

In view of the above, the Managing Board believes that best practice provision II.1.4. of the Dutch Corporate Governance Code, taking into account the recommendations of the Corporate Governance Code Monitoring Committee, is fulfilled.

ABN AMRO’s internal control system is in line with the recommendations of the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Corporate governance in the United States

As an SEC-registered company, listed on the New York Stock Exchange, we are subject to US securities laws, including the Sarbanes-Oxley Act, and certain corporate governance rules imposed by the New York Stock Exchange. Following the introduction of the Sarbanes-Oxley Act, we established a Disclosure Committee that formalised the roles, tasks and disciplines that were already in place for ensuring the accuracy and completeness of information disclosed to the market.

Our report on internal control over financial reporting under section 404 of the US Sarbanes-Oxley Act is included in this annual report.

The New York Stock Exchange listing rules

As a foreign issuer with American Depositary Shares listed on the New York Stock Exchange, ABN AMRO is allowed to follow its home country practices with respect to most corporate governance matters, but we are generally obliged to disclose any significant ways in which our corporate governance practices differ from the New York Stock Exchange standards applicable to US companies. The main exception to this is that we must fully comply with the SEC rules relating to the composition, responsibilities and operation of audit committees.

The following are the significant differences between ABN AMRO’s corporate governance practices and the New York Stock Exchange standards applicable to US companies:

• Like many public Dutch companies, we have a two-tier governance structure. As described here in more detail, our Managing Board is composed of our principal officers and is responsible for the day-to-day management of our affairs. The Managing Board functions under the supervision of our Supervisory Board, which must approve specified decisions of the Managing Board. Members of the Managing Board and other officers and employees are excluded from membership of the Supervisory Board. Members of the Managing Board and Supervisory Board are appointed by the General Meeting of Shareholders upon a nomination by the Supervisory Board.

• Both sets of practices require that a majority of the members of the board of directors must be independent, but the relevant definitions of independence differ. In some cases ABN AMRO’s definition is stricter; for example, we have a longer ‘look-back’ period for former executive directors. In other cases, the definition applied by the New York Stock Exchange is stricter.

• Unlike the New York Stock Exchange rules, our corporate governance practices permit the Supervisory Board’s sub-committees to have a member who is not independent. At this moment, however, all members of the sub-committees of ABN AMRO’s Supervisory Board are, in fact, independent.

The responsibility for our corporate governance practices lies with the Managing Board and the Supervisory Board as a whole, and is not delegated to a sub-committee of the Supervisory Board. In general, we believe that our current corporate governance practices are consistent in principle with the New York Stock Exchange standards applicable to US companies.

Shareholders’ influence

With effect from June 2005, ABN AMRO Bank N.V. has changed from applying the full large company regime to applying the large company regime in its mitigated form. This means that the Managing Board of ABN AMRO Bank N.V., like its Supervisory Board, is appointed by its shareholder, ABN AMRO Holding N.V.

The (depositary receipts of) preference shares are not listed on an exchange and are administered by a trust office, ‘Stichting Administratiekantoor Preferente Financieringsaandelen ABN AMRO Holding’ (the Trust Office). The voting rights on the preference shares, although formally held by the Trust Office, are exercised in practice by the depositary receipt holders, as voting proxies will be issued to the depositary receipt holders by the Trust Office under all circumstances. The Trust Office will not exercise its voting rights. The voting rights will be calculated on the basis of the equity participation of the (depositary receipts of) preference shares in proportion to the value of the ordinary shares. Voting rights on preference shares granted to a depositary receipt holder by proxy will correspond to the amount of depositary receipts held by the depositary receipt holder, in relation to the stock price of the ordinary shares on Euronext Amsterdam at the close of the last trading day in the month preceding the calling of the shareholders’ meeting.

The Trust Office holds preference shares representing 100% of the total preference share capital on the basis of nominal issued share capital outstanding on 31 December 2006. The actual voting power that can be exercised on the (depositary receipts of) preference shares is approximately 1.58% of our total issued capital, based on the closing share price as at 31 December 2006.

ABN AMRO Holding N.V.’s Articles of Association allow for a number of provisions based on the legislative changes in recent years giving shareholders broader powers. These include, subject to certain conditions, the right of shareholders and/or holders of depositary receipts representing at least 1% of the economic value of the share capital, or a block of shares representing a market value of at least EUR 50,000,000, to request that additional items be included on the agenda of the annual General Meeting of Shareholders. One consequence of shareholders’ increasing influence is that the shareholders of ABN AMRO Holding N.V. are entitled to approve decisions made by the Managing Board that would lead to an important change in the identity or character of our company or business. This applies in any case to resolutions concerning a) the transfer of (almost) the entire business of the company to a third party; b) entering into or breaking off a long-term cooperation; or c) acquiring or disposing of participating interests with a value of at least of one-third of the sum of assets. The General Meeting of Shareholders must also adopt the remuneration policy for the Managing Board and approve the share and option plans for the Managing Board.

Supervisory Board

ABN AMRO Holding N.V.’s Supervisory Board supervises the policy conducted by the Managing Board, as well as the company’s general course of affairs and its business. In addition, it is charged with assisting and advising management. In performing their duties, the members of the Supervisory Board are guided by the interests of the company and the enterprise connected with it. Certain powers are vested with the Supervisory Board, including the approval of certain resolutions by the Managing Board.

The Supervisory Board is an independent body. Members of the Supervisory Board are appointed by the General Meeting of Shareholders. The Supervisory Board nominates one or more candidates for each vacant seat. Details of the Supervisory Board’s nomination process can be found in the section “—Dutch Corporate Governance Code”, above.

Supervisory Board members are appointed for a term of four years and may be re-appointed after that term. Members of the Supervisory Board may serve a maximum term of 12 years from the date of their first appointment. In principle, each member agrees to retire by the day on which the annual General Meeting of Shareholders is held in the year in which he or she reaches the age of 70.

Candidates recommended for appointment or reappointment to the Supervisory Board should meet the criteria of the membership profile, which are set out in the Rules Governing the Supervisory Board’s Principles and Best Practices of ABN AMRO Holding N.V. In order to ensure the Supervisory Board’s independence, we apply the criteria of independence as set out in the Dutch Corporate Governance Code.

All members of the Supervisory Board must be independent, with the exception of no more than one. All current members of the Supervisory Board qualify as independent. For more information about the Supervisory Board’s independence criteria, please refer to our website at www.abnamro.com.

Supervisory Board members may not represent particular interests. If an interest of a member of the Supervisory Board conflicts with that of the company, the Chairman of the Supervisory Board shall be notified. Details of the Supervisory Board’s remuneration package can be found in Note 43 to our consolidated financial statements.

The Chairman and Vice Chairman are appointed by the Supervisory Board from among its members. The Supervisory Board also appoints from its members the Audit Committee of at least four members, the Nomination & Compensation Committee of at least three members and the Compliance Oversight Committee of at least three members. The committee members are appointed until further notice.

The Rules Governing the Supervisory Board’s Principles and Best Practices of ABN AMRO Holding N.V. are available on our website at www.abnamro.com. These rules also include the terms of reference of the Audit Committee, the Nomination & Compensation Committee, and the Compliance Oversight Committee.

On our website you may also find a detailed curriculum vitae of each of the Supervisory Board members. In addition, a curriculum vitae for each new member of the Supervisory Board is included in ABN AMRO Holding N.V.’s Annual Report published in the year in which he or she is appointed.

Audit Committee

The Audit Committee of the Supervisory Board reviews and advises the Supervisory Board and subsequently the Managing Board on the quarterly statements, the Annual Report, the annual financial statements, and the internal and external auditors’ management letters. It regularly reviews the overall risk profile, the quality of the loan portfolio and the bank’s large exposures. In addition, the Audit Committee reviews the consistency of our accounting policies, the internal audit function, the Group Audit Charter, and the internal risk management and control systems. The Audit Committee also reviews our risk management policy, and reports on litigation and acquisitions. In accordance with the Group Audit Charter, the head of Group Audit has a direct reporting line to the chairman of the Audit Committee.

Auditor independence is a particularly important issue for the Audit Committee. It formally evaluates the independence of the external auditor, the measures used to control the quality of the external auditor’s work, and the annual audit budget. The Audit Committee’s policy on auditor independence governs the appointment, compensation and oversight of the external auditor. The external audit firm is appointed or reappointed by the General Meeting of Shareholders for a period of five years on the advice of the Supervisory Board. To ensure its independence, the Auditor Independence Policy prohibits the external auditor from providing certain non-audit services to us.

The Audit Committee is responsible for pre-approving audit, audit-related and permitted non-audit services provided by the external auditor. In exercising its pre-approval authority, the Audit Committee considers whether the proposed services are consistent with the continued independence of the external auditor. Both the Auditor Independence Policy and the Audit Committee Pre-Approval Policy for External Audit Firm Services can be viewed on our website at www.abnamro.com.

Nomination & Compensation Committee

The tasks and responsibilities of the Nomination & Compensation Committee of the Supervisory Board can be divided into tasks related to nomination and to compensation.

Its nomination responsibilities include preparing for the selection and nomination of members of the Supervisory and Managing Boards by preparing and periodically reviewing the succession plans of these Boards on the basis of agreed profiles. The granting of the title of Senior Executive Vice President to eligible persons and the management development programmes for top executives are also discussed in the Nomination & Compensation Committee. Where relevant, the Nomination & Compensation Committee informs the full Supervisory Board.

The Nomination & Compensation Committee also acts on reward and performance issues. Standards and criteria for performance are defined, and on that basis the performance of the members of both Boards is reviewed periodically. The framework, concept and content of compensation and benefits, pension schemes and other relevant schemes are discussed and decided. Resolutions concerning the remuneration policies for the Managing Board are submitted to the full Supervisory Board and are then put forward for adoption by the General Meeting of Shareholders. On an annual basis the Nomination & Compensation Committee prepares a report on the remuneration and implementation of these policies in the relevant financial year.

Compliance Oversight Committee

The role of the Compliance Oversight Committee of the Supervisory Board is to supervise ABN AMRO’s compliance organisation, activities and risk profile. More specifically, the committee is responsible for supervising and monitoring − and advising the Managing Board on − the effects of internal risk management and control systems relating to compliance. These duties include supervising the enforcement of the relevant legislation and regulations, and overseeing the implementation of codes of conduct. The Compliance Oversight Committee is also responsible - along with the full Supervisory Board - for emphasising the importance of compliance to the Managing Board and the bank as a whole, and for overseeing the Managing Board’s communications with the bank about the importance of compliance.

The Compliance Oversight Committee discusses the bank’s compliance risk profile on a regular basis. In addition, it reviews the compliance plan developed by the Compliance Policy Committee and approved by the Managing Board, and monitors its implementation. The Compliance Oversight Committee is also responsible for supervising the functioning of Group Compliance, and, in particular, for ensuring that Group Compliance is appropriately staffed, compensated, resourced, and supported by other units of the bank. The head of Group Compliance & Legal has a direct reporting line to the Chairman of the Compliance Oversight Committee.

One of the Compliance Oversight Committee’s specific duties, subject to the ultimate decision of the full Supervisory Board, is to take charge of any remedial actions and/or disciplinary proceedings against members of the Managing Board for breaches of compliance policies, and to provide oversight of any disciplinary processes against other company employees for breaches of compliance policies.

The Compliance Oversight Committee plays an important role in establishing a tone from the top that emphasises a zero tolerance and non-negotiable approach to compliance and ensures that ABN AMRO establishes and maintains a robust, independent compliance function. In addition the Compliance Oversight Committee monitors progress towards meeting ABN AMRO’s commitments under the enforcement actions, serving as a forum for concentrating attention on compliance issues and reporting on compliance issues to the full Supervisory Board.

Managing Board

The members of the Managing Board of ABN AMRO Holding N.V. collectively manage the company and are responsible for its strategy, structure and performance. The members are appointed by the General Meeting of Shareholders. The Supervisory Board shall nominate one or more candidates for each vacant seat. If the Supervisory Board nominates two or more candidates for a vacant seat, the nomination list is binding. However, the General Meeting of Shareholders may resolve that such a list is not binding by a vote of at least two-thirds of the votes, which must also represent more than half of the economic value of the issued capital. Such a majority vote is also required to appoint a Managing Board member, other than in accordance with a binding or non-binding nomination by the Supervisory Board. The members of the Managing Board are accountable both collectively and individually for all decisions taken by the Managing Board.

The Chairman of the Managing Board leads the Board in its overall management of the company to achieve its performance goals and ambitions. The Chairman is the main point of liaison with the Supervisory Board. The Chief Financial Officer is responsible for the financial affairs of the company, and the Chief Risk Officer is responsible for the company’s risk management and operational risk control. Alongside their overall corporate responsibilities, the members of the Managing Board have specific responsibilities for one or more divisions of ABN AMRO (BUs, Group Functions, Services, Segments). The Managing Board has delegated certain tasks to committees.

The management of the BUs, Group Functions and Services is delegated to management teams. These management teams consist of one or more Senior Executive Vice Presidents and Executive Vice Presidents. A broader leadership and execution team, the Group Business Committee, is responsible for the leadership of initiatives developed by the cross-BU Client Segments, regional BUs, Product BUs and Services to grow the value of the Group. The Group Business Committee consists of four Managing Board members who are responsible for the BUs, and 11 Senior Executive Vice Presidents.

D.    Employees

At 31 December 2006, ABN AMRO had near to 107,000 employees working in 56 countries and territories, which was an increase of approximately 14,000 employees from 31 December 2005. In a dynamic organisation such as ours this total is merely a snapshot, as there is a constant inflow and outflow of employees caused by joiners, leavers, acquisitions, divestments and restructuring programmes. In an ever-changing and increasingly competitive world, ABN AMRO has to continuously adapt to achieve its ambitions and to maintain focus on core activities. This means continuous change for the entire organisation.

In such an environment it is essential to have robust policies and practices in place that support our employees and position ABN AMRO as an ‘employer of choice’. Key elements of our approach to human resources management include our Corporate Values and Business Principles as well as our compliance, sustainability, and diversity and inclusion policies.

In terms of its people, ABN AMRO’s top priority in 2006 was ensuring that it continued to attract the best and brightest talent, develop those individuals both professionally and personally, and energise them throughout their careers.

To gain deeper insights into the views, talents and leadership capabilities of our people, we ran the Employee Engagement Survey across the entire Group for the third consecutive year. We achieved a response rate of 85%, ten percentage points up from the previous year, and we are proud to say that the scores increased in almost every category, reflecting the fact that our people are more motivated and engaged than before. This was an excellent result for ABN AMRO, and a contributory factor to our being voted one of the best companies to work for in the Netherlands and Brazil, as well as one of the 50 companies that women most want to work for in the UK.

Helping people at all levels to succeed in their careers while meeting our overall strategic ambitions requires active and targeted Performance Management, both at an individual and at an organisational level. In 2006 we focused on harmonising Performance Management processes to ensure global consistency and transparency for our employees. We also defined our Performance Management strategy for the future, based on the findings of a benchmarking exercise among best-in-class organisations. This in turn will set the direction for ABN AMRO’s management of human resources in 2007.

Two new leadership programmes helped build on our existing leadership curriculum: Authentic Leadership, designed for women in the upper echelons of our organisation, and Inclusive Leadership, to help managers create high-performing teams in an inter-cultural environment. We also continued our coaching and mentoring programmes to stimulate, encourage and grow our people. Examples include the High Potentials Programme, a business-led initiative that gives employees with high potential from all our BUs the opportunity to work together to create real business value. Such programmes underline and reinforce our commitment to accelerating and managing talent on a global scale.

To measure and help our leaders develop their leadership effectiveness, our top 1,000 senior executives completed a Leadership Review in 2006.This process was set in motion in 2004 when our Top Executive Group, made up of our 200 most senior people, took part in a similar exercise. The Managing Board uses the output from the Leadership Review to optimise the use of our talent base and direct the right people into the most fulfilling and mutually beneficial roles - a win-win situation for all.

To help us reward our people consistently and appropriately for their contribution to our performance, our attention in 2006 focused on refining our global reward framework.

Each BU aligned its own reward strategy to this framework, ensuring that we offer our people excellent reward and incentives, as well as benefiting the bank by improving the return on our investment in people across the board.

Diversity and inclusion remained a priority in 2006. We believe that valuing the diversity of our people - especially in terms of nationality and gender - is a key component of a high- performance culture and an important driver in achieving our business goals. The impact of our diversity and inclusion efforts is reflected in our business: we have 9.6% women in the most senior management positions (Executive Vice President and above) and 18.8%

women at manager level, much higher than most of our peer group. We remain committed to a culture in which people’s differences are celebrated and harnessed to achieve success.

ABN AMRO’s Human Resources organisation plays a central role in building a high level of engagement with our people. Human Resources supports the implementation of the bank’s revised organisational structure and helps us put our three corporate behaviours - collaboration, client intimacy and discipline - into effect. Human Resources has been moving to a new operating model to ensure a consistent and high level of service to our managers and employees. This implementation was largely completed in 2006.

Developing and leveraging the talent of our people is at the heart of everything we do. In 2007 we plan to increase the momentum, and turn our focus to embedding a high-performance culture in the business, thereby making more possible both for our people and our bank.

E.    Share ownership

For details of the options on our Ordinary Shares held by members of our Managing Board and Supervisory Board, please refer to Note 43 and 44 to our consolidated financial statements.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major shareholders

The Dutch Act on the Disclosure of Major Holdings and Capital Interests in Securities-Issuing Institutions (the Act) came into effect on 1 October 2006 with respect to the notification requirements for investors. The Act was subsequently included in the new Financial Supervision Act, which came into effect on 1 January 2007. The Act replaces the Act on the Disclosure of Major Holdings in Listed Companies 1996 and implements a number of provisions of the EU Transparency Directive in Dutch law. The Act aims to increase the transparency of interests held in a company that is admitted to trading on a regulated market and simplify the procedure for notifying such interests. The Act requires an investor to notify the Netherlands Authority for the Financial Markets (AFM) upon actively reaching or crossing a threshold in respect of its shareholding or voting rights, as a result of the acquisition or disposal of shares. The applicable thresholds will be 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%.The term ‘shares’ also includes depositary receipts and options and other tradable securities in respect of shares and depositary receipts. The investor also has a duty to notify the AFM upon passively reaching or crossing a threshold in the event that this results from a change in an issuer’s capital or voting rights. The AFM will facilitate timely filings by offering an alerting service to notify investors of any changes made by the issuer in its outstanding capital or voting rights.

Under the Act, ING Groep N.V. reported total shareholdings of ABN AMRO Holding N.V. of 120,547,283 ordinary shares at 31 December 2006 (2005: 124,556,052). In 2006, ING Groep N.V. decreased its ownership to 6.50% of the total outstanding amount of ordinary shares from its prior ownership of 6.52%.

The institutions listed in the table below reported holdings of ABN AMRO Holding N.V. depositary receipts of preference shares. The figures reflect the number of depositary receipts of preference shares held as well as the holdings as a percentage of the total outstanding depositary receipts of preference shares at 31 December 2006, respectively.

Depositary receipts of preference shares are issued by the Trust Office. The Trust Office held 1,369,815,864 preference shares, 100% of the outstanding preference shares, at year-end 2006.

Although the Trust Office holds preference shares representing 100% of the total capital of the newly issued financing preference capital on the basis of nominal issued share capital outstanding on 31 December 2006, the actual voting power that can be exercised on the (depositary receipts of) preference shares is approximately 1.58% of our total issued capital.

	Number of Depositary Receipts of Preference Shares (1) (2)	Percentage of Depositary Receipts of Preference Shares (1) (2)
ING Groep N.V.	291,692,888	21.29
Aviva plc	239,409,452	17.48
Fortis Utrecht N.V.	230,833,376	16.85
Kempen Capital Management Ltd.	205,789,464	15.02
Aegon N.V.	196,347,872	14.33
Eureko B.V.	166,000,000	12.12

(1) Other that the trust office, the holders of preference shares listed in the table above hold depository receipts entitling them to the economic benefit of the preference shares. The preference shares represented by these depository receipts are held by the Trust Office.

(2) During 2006 the ownership of depository receipts of preference shares did not change.

The Trust Office is a non-membership organisation, i.e. an entity without shareholders or other members that is similar to a trust or foundation, with a self-appointed Board, organised under the laws of the Netherlands. At 31 December 2006, the members of the Board of the Trust Office were:

Name	Occupation

J.H. Ubas (Chairman)	Former Investment Manager of ING Groep N.V.

J.M. Overmeer	Member of the Managing Board of Aegon Nederland N.V.

C.W.H. Bruggemann	Former Managing Director Corporate Finance of ABN AMRO Bank N.V.

None of the members of the Board of the Trust Office have any managerial or other material relationship with ABN AMRO Holding N.V. or its subsidiaries or other Group companies.

B.    Related party transactions

Please refer to Note 46 and 49 of our consolidated financial statements.

C.    Interests of experts and counsel

Not required because this document is filed as an annual report.

Item 8. FINANCIAL INFORMATION

A.    Consolidated statements and other financial information

The information set forth in “Item 18. Financial Statements” is incorporated into this section by reference.

Legal proceedings

Legal proceedings have been initiated against us in a number of jurisdictions, but on the basis of information currently available, and having taken counsel with legal advisers, the Managing Board is of the opinion that the outcome of these proceedings is unlikely to have significant effect on our consolidated financial position or profitability. See also “Item 3. Key Information - D. Risk factors - Regulatory changes or enforcement initiatives could adversely affect our business” and “—We are subject to legal risk which may have an adverse impact on our results” and “Item 4. Information on the Company - B. Business overview - Legal and regulatory proceedings”.

Dividends

For information on our dividend history and a discussion of our dividend policy, see “Item 3. Key Information — A. Selected Financial Data—Dividends” and “Item 10. Additional Information — A. Memorandum and Articles of Association—Dividends”.

B.    Significant changes

Not applicable.

Item 9. THE OFFER AND LISTING

Trading markets

At 31 December 2006 the ordinary shares of ABN AMRO Holding N.V. were listed on the stock exchanges of Amsterdam, Brussels, Paris and New York. With effect from 17 March 2006, ABN AMRO ordinary shares were delisted from the London Exchange. On 23 January 2007, ABN AMRO announced that the ordinary shares will be withdrawn from Eurolist by Euronext Brussels and from Eurolist by Euronext Paris. The shares will no longer be quoted on Euronext Brussels and Euronext Paris. The exact moment when this will happen depends on the delisting procedures of both Euronext Brussels and Euronext Paris.

On the New York Stock Exchange the shares are available in the form of American Depositary Shares represented by American Depositary Receipts (ADRs), each ADR representing one ordinary share. On 31 December 2006, 65,388,677 ADRs were outstanding, compared with 61,459,721 at year end 2005.

The depositary receipts for the convertible financing preference shares are not listed. The (formerly convertible) preference shares are listed on the Euronext Amsterdam.

In 2006, the number of ordinary shares outstanding decreased by 24.1 million from 1,877.9 million to 1,853.8 million. This decrease was the result of a share buy-back (95.9 million) partly offset by dividend payments in stock (63.3 million), payment of performance share plan 2002 (0.7 million) and exercise of staff options (7.8 million).

The time-weighted average number of ordinary shares outstanding amounted to 1,882.5 million (2005: 1,804.1 million). In calculating the time-weighted average, new shares are counted on a pro-rata basis from the date of issue.

The number of convertible financing preference shares remained unchanged at 1,369,815,864, each with a face value of EUR 0.56. Conversion of these shares into ordinary shares may take place in certain conditions (for details please refer to our website). The number of (formerly convertible) preference shares remained unchanged at 44,988, each with a face value of EUR 2.24.

Staff options carry entitlement to the numbers of ordinary shares stated in the table.

Exercisable staff options could increase the number of ordinary shares by 32.8 million or 1.8% of the number of ordinary shares outstanding at 31 December 2006.

Market price information

The following table sets forth, for the periods indicated, the high and low closing prices for Ordinary Shares as reported in the Official Price List of the Euronext Amsterdam Stock Exchange and the high and low prices for the American Depositary Shares on the New York Stock Exchange. Differences in the rate of change between the prices of Ordinary Shares and the prices of American Depositary Shares for the periods indicated are attributable principally to fluctuations in the USD-Euro exchange rate.

Market price information	Ordinary Shares		American Depositary Shares
	High	Low	High	Low
Year:	(in EUR)		(in USD)
2006	25.92	20.46	32.60	25.57
2005	22.34	18.27	27.86	22.95
2004	19.79	16.47	26.65	19.67
2003	18.88	11.93	23.48	13.39
2002	22.78	10.45	20.32	10.54
2001	27.80	15.78	25.94	14.44

Market price information	Ordinary Shares		American Depositary Shares
	High	Low	High	Low
Period:	(in EUR)		(in USD)
March 2006 (through 16 March 2007)	27.81	26.34	36.74	34.91
February 2007	27.94	24.66	36.85	32.02
January 2007	25.06	24.20	32.48	31.48
December 2006	24.72	22.53	32.60	30.08
November 2006	23.29	22.58	30.10	28.96
October 2006	23.51	22.85	29.81	28.93
September 2006	23.00	21.49	29.22	27.38
2006
First Quarter	25.92	21.62	31.34	26.17
Second Quarter	24.98	20.56	30.93	25.57
Third Quarter	23.00	20.46	29.22	25.75
Fourth Quarter	24.72	22.53	32.60	28.93
2005
First Quarter	21.40	18.80	27.86	24.39
Second Quarter	20.35	18.27	25.46	23.25
Third Quarter	21.24	19.14	25.85	23.45
Fourth Quarter	22.34	19.10	26.41	22.95

Item 10.  ADDITIONAL INFORMATION

A.    Share Capital

Not required because this document is filed as an annual report.

B.    Memorandum and Articles of Association

The description set forth below is a summary of the material information relating to Holding’s share capital, including summaries of certain provisions of the Articles of Association and applicable Dutch law in effect at the date hereof. The Articles of Association were last amended by a notarial deed executed by Mr. van Helden, civil law notary in Amsterdam, on 9 June 2005. The certificate of no objection of the Ministry of Justice on the amendments to the Articles of Association was issued by the Ministry of Justice under the number N.V. 385.573.

Share Capital

Under the Articles of Association, the authorized share capital of Holding amounts to EUR 4,704,000,224 nominal value. It consists of (1) four billion and four hundred Ordinary Shares, nominal value EUR 0.56 each, (2) one hundred million preference shares convertible into Ordinary Shares, or Convertible Preference Shares, nominal value EUR 2.24 each, subdivided into one series of twenty million shares and eight series of ten million shares, and (3) four billion financing preference shares convertible into Ordinary Shares, or Preference Shares, nominal value EUR 0.56 each, subdivided into one series of one billion six hundred million shares and six series of four hundred million shares.

Issuance of Shares

The Managing Board may be authorized by resolution of the General Meeting of Shareholders to issue from time to time Ordinary Shares, Preference Shares and Convertible Preference Shares (or to grant rights to take up such classes of shares). This authority is subject to the prior approval of the Supervisory Board and at the present time is among others further limited to an overall maximum of 10% of the issued capital of Holding in issue as of April 27, 2006, and provided in general that the price is not below par. The current authority of the Managing Board to issue shares of capital stock will terminate on 31 October 2007 unless extended by the General Meeting of Shareholders of Holding in accordance with the Articles of Association, in each instance for a period not exceeding five years. At the 2007 annual General Meeting of Shareholders, the general meeting will be requested to renew the current authority for a period of 18 months, starting 27 April 2007, subject among to an overall maximum of 10% of the issued capital of Holding in issue as at 26 April 2007. In the event that the authority of the Managing Board to issue shares of capital stock terminates, the issuance of shares of capital stock would require a resolution of the General Meeting of Shareholders, upon a proposal of the Managing Board, which is subject to the prior approval of the Supervisory Board. The Managing Board is also currently authorized by the General Meeting of Shareholders to restrict or exclude pre-emptive rights with respect to Ordinary Shares and Convertible Preference Shares and the granting of rights to acquire such shares. Only holders of Ordinary Shares are entitled to pre-emptive rights.

Ordinary Shares

Holders of our Ordinary Shares are entitled to one vote per Ordinary Share. There are no limitations, either under Dutch law or in the Articles of Association, on the right of non-residents of the Netherlands to hold or vote our Ordinary Shares. The holders of Ordinary Shares are entitled to dividends in such amounts and at such times as may be declared by Holding out of funds legally available for that purpose. Cash dividends payable in Euros on Ordinary Shares of Holding may be officially transferred from the Netherlands and converted into any other convertible currency. Ordinary Shares have certain pre-emptive rights. See “Shareholders’ Pre-emptive Rights,” below.

Ordinary Shares are issued in registered or bearer form. Ordinary Shares in bearer form may be represented by a global certificate. No share certificates will be issued in respect of such bearer shares.

For registered Ordinary Shares, no share certificates will be issued. Holders of registered Ordinary Shares are entered in the shareholders’ register, which is maintained by Holding. In cases where the registered shares are held by a custodian, the shares may be registered in the name of a central depositary institution or a custodian linked to such central depositary institution on behalf of the shareholders. Nearly all Ordinary Shares are registered in the name of Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V., or Euroclear Netherlands, the Dutch central depository institution. The shares may be held by individual shareholders through their securities accounts with a custodian linked to Euroclear Netherlands. These shares will be held and transferred by means of book-entries in the administration of the custodian. Holders of any such shares are not entitled to delivery thereof outside the system of the Dutch Securities Giro Act. Any dividends are paid by Holding to the custodian for the benefit of the applicable shareholders.

At the request of a holder of registered Ordinary Shares that are not registered in the name of Euroclear Netherlands, Holding is required to provide an extract from the register of shareholders in the name of the holder. Transfer of such a registered share in the capital of Holding requires an instrument of transfer and, if Holding is not a party to the transfer, either a written acknowledgement by Holding or service of an instrument on Holding. The acknowledgement must be made in the instrument of transfer, either by a dated statement on the instrument of transfer or on a copy or extract thereof certified by a civil law notary or the transferor to be a true copy or extract of the instrument of transfer. Official service by an authorized Dutch process service provider of the instrument of transfer or of such copy or extract on Holding is considered to have the same effect as an acknowledgement by Holding of the transfer.

The principal Paying Agent in the Netherlands for the Ordinary Shares is ABN AMRO Bank.

Convertible Preference Shares

Until 31 October 2003, each Convertible Preference Share was convertible into Ordinary Shares. Only 44,988 formerly Convertible Preference Shares remain outstanding. There are no limitations, either under Dutch law or in the Articles of Association, on the right of non-residents of the Netherlands to hold or vote Convertible Preference Shares.

Holders of Convertible Preference Shares are entitled to four votes per Convertible Preference Share. The holders of Convertible Preference Shares are entitled to preferred dividends in such amounts as are provided for in the Articles of Association and have certain preferential rights upon liquidation. See “—Dividends” and “—Liquidation Rights,” respectively below.

Preference Shares

All of the Preference Shares are held by the Trust Office, as record holder, which issues depositary receipts evidencing ownership interests in preference shares to the beneficial owners thereof. The Preference Shares have the same nominal value as the Ordinary Shares, being EUR 0.56 each. The Preference Shares are issued in registered form. The depositary receipts are registered in the name of Euroclear Netherlands. The certificates may be held by individual certificate holders through their securities accounts with a custodian linked to Euroclear Netherlands. These certificates will be held and transferred by means of book-entries in the administration of the custodian. The voting rights on the Preference Shares, although formally with the Trust Office, are exercised in practice by the depositary receipt holders, as voting proxies will be issued to the depositary receipt holders by the Trust Office under all circumstances. In principle, the Trust Office will not exercise its voting rights. The voting rights will be calculated on the basis of the equity participation of the (depositary receipts of the) Preference Shares in proportion to the value of the Ordinary Shares. Voting rights on Preference Shares granted to a depositary receipt holder by proxy will correspond to the amount of depositary receipts held by the depositary receipt holder in relation to the stock price of the Ordinary Shares at the close of the last trading day of the Euronext Amsterdam in the month preceding the convocation of the shareholders meeting. There are no limitations, either under Dutch law or in the Articles of Association, on the right of non-residents of the Netherlands to hold or vote Preference Shares.

More detailed information on the Preference Shares is set out under “Item 7.—A. Major Shareholders and Related Party Transactions.”

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

General Meetings of Shareholders shall be convened by the Managing Board or Supervisory Board or as determined by law. The convocation to the meeting, which shall take place not later than the fifteen day prior to the day of the meeting, shall state the items to be discussed or indicate that shareholders may inspect such items at our offices. Proposals relating to reducing our share capital or amending the Articles of Association must be included in the convocation. Notices calling meetings must be published in at least one daily national newspaper and on the Official List of the Euronext Amsterdam N.V. Each shareholder, each usufructuary or pledgee of shares holding voting rights, as well as each depositary receipt holder is entitled to attend the General Meeting of Shareholders and to speak and, where applicable, to vote, either in person or by proxy granted in writing. The Managing Board may set the record date, which may not be earlier than thirty days before the meeting, to determine the holders of shares or depositary receipts that are entitled to attend and vote at the meeting on the nominated record date. Supervisory Board and Managing Board members are entitled to attend and speak at the General Meeting of Shareholders. The Chairman of the Supervisory Board shall chair the General Meeting of Shareholders.

Voting at shareholders’ meetings is principally related to approval of the annual accounts of Holding, the adoption of the proposed dividend per Ordinary Share (See “Dividends” below) and discharging the members of the Managing Board and Supervisory Board. In addition, the shareholders may appoint the auditors that are required by law to be appointed. However, if they do not, the Supervisory Board must do so. The shareholders of the Holding also may resolve to: (1) delegate the authority to the Managing Board to issue shares or to grant rights to acquire shares, (2) delegate the authority to the Managing Board to restrict or exclude pre-emptive rights in respect of shares issued pursuant to authority granted in clause (1), (3) authorize the Managing Board to engage in repurchases of capital stock of the Holding or (4) amend the Articles of Association, but, in the case of clause (4), only following a motion by the Managing Board that has been previously approved by the Supervisory Board.

In addition, shareholders of Holding are entitled to appoint or, as the case may be, to reappoint the members of the Managing Board and Supervisory Board. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Corporate governance—Shareholders’ Influence”.

Meetings of classes of shareholders

Meetings of holders of Convertible Preference Shares and Preference Shares of a particular class must be held as frequently as is required by law or any provision of the Articles of Association or as deemed necessary by the Managing Board or the Supervisory Board. A General Meeting of Shareholders of Holding must be held once a year in Amsterdam, The Hague, Rotterdam, Utrecht or Haarlemmermeer (Schiphol) in the Netherlands, no later than by the month of June to, among other things, adopt the annual accounts of Holding. General Meetings of Shareholders may be convened by the Managing Board, the Supervisory Board and, in certain circumstances, if authorized by the president of the Amsterdam court, the holders of shares (including holders of depositary receipts issued by the Trust Office evidencing ownership interests in Preference Shares) representing at least 10% of the total outstanding share capital of Holding, upon at least 15 days’ prior notice that must be published in at least one nationally distributed daily newspaper and the Official Price List of the Euronext Amsterdam. There are no quorum requirements applicable to general meetings, although certain quorum requirements may apply to specific proposed actions.

Dividends

Subject to certain exceptions, dividends may only be paid out of profits, as set forth in the annual financial statements of Holding. Distributions may not be made if the distribution would reduce shareholders’ equity below the sum of the paid up capital and the reserves required by Dutch law or the Articles of Association.

The holders of preference financing shares convertible into ordinary shares (“preference shares”) issued pursuant to the resolution passed by the extraordinary meeting of shareholders on 25 August 2004 will receive a dividend of EUR0.02604 per share, representing 4.65% of the face value. As of 1 January 2011, and every ten years thereafter, the dividend percentage on the Preference Shares will be adjusted in line with the arithmetical average of the ten-year Euro-denominated interest rate swap as published by Reuters on the dividend calculation dates thereof, plus an increment to be set by the Managing Board with the approval of the Supervisory Board, of no less than 25 basis points and no more than one hundred basis points, depending on the market situation at that time (article 37.2.a.1 and a.2). The holders of Preference Shares that were formerly convertible into ordinary shares (“convertible shares”) will receive a dividend of EUR 0.95 per share, representing 3.3231% of the amount paid on each share as of 1 January 2004. As of 1 January 2014, and every ten years thereafter, the dividend on the Convertible Preference Shares will be adjusted in the manner described in the Articles of Association (article 37.2.a.4).

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

Notwithstanding the provisions of article 37.2.a.1 and a.2 referred to above, after 1 January 2011 the Managing Board may, with the approval of the Supervisory Board, resolve not to pay the dividend on the relevant Preference Shares in cash out of the profit, or to pay the dividend on the relevant Preference Shares out of a freely distributable reserve. In such cases the part of the profit not paid out shall be added to the general reserve. The Managing Board may only pass such a resolution if no dividend is to be paid on the Ordinary Shares in the relevant year, in accordance with the provisions of article 37.2.c. Subject to approval of the Supervisory Board, the Managing Board can make the dividend or interim dividend on the Ordinary Shares payable, at the discretion of the holders, either in cash or, provided it is authorized to issue shares, partly or wholly in the form of Ordinary or Preference Shares in the company’s capital or in a combination thereof, such combination to be determined by the Managing Board (article 37.3.).

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

The Managing Board, subject to the approval of the Supervisory Board, may be authorized by resolution of the general meeting of shareholders to restrict or exclude pre-emptive rights with respect to the Ordinary Shares and Convertible Preference Shares (and the granting of rights to acquire such shares) if the shareholders have delegated the authority to issue these shares (and these rights) to the Managing Board. The current authority of the Managing Board to restrict or exclude pre-emption rights is limited in accordance with the authorization to issue shares (and rights) up to an overall maximum of 10% of the issued capital of Holding in issue as at 27 April 2006. This authority will terminate on 31 October 2007 unless extended by the General Meeting of Shareholders of Holding in accordance with the Articles of Association, in each instance for a period not exceeding five years. At the 2007 annual General Meeting of Shareholders of Holding, the shareholders will be requested to renew the current authority to issue shares for a period of 18 months starting on 27 April 2007, and in the aggregate amount equal to 10% of the issued capital of Holding as of 26 April 2007.

Acquisition by the Holding of its Own Shares

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

An acquisition by Holding of fully paid-up shares of any class of its capital for a consideration may be effected by the Managing Board, subject to the approval of the Supervisory Board. Such acquisitions by Holding of shares in its own capital require the general meeting of shareholders of Holding to grant the Managing Board the authority to effect such acquisitions. This authority may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which the shares may be acquired and the price limits within which shares may be acquired. At the 2007 annual General Meeting of Shareholders of Holding, the shareholders will be requested to renew the current authority for a period of 18 months starting on 27 April 2007. On 27 April 2006, the Annual General Meeting of Shareholders granted this authority to the Managing Board for a period of 18 months. Under this authorization, the maximum number of shares that can be acquired cannot exceed the maximum amount authorized by law (currently 10%) of the issued share capital at the time of acquisition. No authority is required for the acquisition by Holding of shares in its own capital for the purpose of transferring the shares to employees of Holding or any subsidiary thereof pursuant to any arrangements applicable to such employees, provided that the shares are included in the price list of a stock exchange.

Capital Reduction

Upon a proposal of the Managing Board, subject to the approval of the Supervisory Board, the general meeting of shareholders of Holding may resolve to reduce the issued share capital of Holding by a cancellation of shares or by a reduction of the nominal amount of the shares by amendment of the Articles of Association. The resolution of the General Meeting of Shareholders requires a majority of at least two-thirds of the votes cast if less than half of the issued share capital is present or represented at the meeting. A resolution to cancel may only relate to shares hold by Holding or with due observance of the provisions of Book 2 of the Netherlands Civil Code to all shares of a class. In addition to the approval of the General Meeting of Shareholders, any reduction in the share capital of Holding also requires the prior or simultaneous approval of each class of shares to which the capital reduction relates.

The Articles of Association provide for the conditional cancellation of the Preference Shares issued pursuant to the resolution passed by the Extraordinary General Meeting of Shareholders on 25 August 2004.

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

C.    Material Contracts

On 2 January 2006, we increased our interest in Banca Antonveneta to 55.8% following the purchase of 79.9 million shares of Banca Antonveneta from Banca Popolare Italiana pursuant to a share purchase agreement, a summary of which has been filed as an exhibit to our annual report on Form 20-F for the year ended 31 December 2005. See “Item 4. Information on the Company - A. History and development of the company - Selected recent acquisitions and dispositions.” Following a public offering and the exercise of our right under Italian law to acquire minority share holdings, we now own 100% of the outstanding share capital of Antonveneta.

D.    Exchange Controls

There are no limitations under the laws of the Netherlands or in the Articles of Association of Holding, as currently in effect, on the rights of non-residents or foreign owners, as such, to hold or vote Ordinary Shares. However, a declaration of no-objection from the Dutch Central Bank (or the Dutch Minister of Finance) is required for any person or entity, irrespective of residence, to hold 10% or more of the issued share capital or voting rights in Holding. In addition, certain notification requirements apply to shareholders exceeding or falling below such levels. Moreover, pursuant to the new Dutch Financial Supervision Act a holder is required to disclose its holding if the percentage of its interest is within a certain range. See “Item 7 Major Shareholders and Related Party Transactions - A. Major Shareholders”.

There are currently no exchange controls in effect in the Netherlands, although the Dutch External Financial Relations Act of 25 March 1994 does authorize the Minister of Finance or the Dutch Central Bank to issue such regulations. Cash dividends payable in Euros and stock dividends on Netherlands registered shares and bearer shares may be transferred from the Netherlands and converted into any other currency without Dutch legal restrictions. For statistical purposes, the sum of such payments and transactions are reported by us to the Dutch Central Bank.

There are currently no other limitations under Dutch law affecting the remittance of dividends or other payments to non-resident holders of Holding securities, other then those imposed by the EU and/or, as the case may be, Dutch sanctions.

E.    Taxation

The following is a summary of the material Dutch tax and US federal income tax consequences to US Shareholders, as defined below, of purchasing, owning and disposing of Ordinary Shares or American Depositary Shares of Holding but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The descriptions of the Dutch tax laws and US federal income tax laws and practices set forth below are based on the statutes, treaties, regulations, proposed regulations, rulings, judicial decisions and other authorities as of the date hereof, all of which are subject to change, retroactively as well as prospectively.

For purposes of this summary, a “Shareholder” is a beneficial owner of Ordinary Shares or American Depositary Shares that does not own a “substantial interest” or a “deemed substantial interest” in Holding. The circumstances under which a “substantial interest” exists include where a holder alone or together with his/her spouse, or any other of their close relatives holds/hold at least 5% of the issued share capital, at least 5% of any class of shares or options giving the right to acquire at least 5% of the issued share capital or any class of shares of Holding. For purposes of this summary, a “US Shareholder” is a beneficial owner of Ordinary Shares or American Depositary Shares that is, for US federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to US federal income taxation regardless of its source.

Dutch taxation

In general, for Dutch tax purposes, beneficial owners of American Depositary Shares will be treated as the beneficial owners of the Ordinary Shares represented by such American Depositary Shares.

Withholding tax on dividends

The Netherlands imposes a withholding tax on any distribution of dividends at a statutory rate of 25% (as of 1 January 2007 15%), which does not apply to any distribution of stock dividends paid out of the share premium account of Holding recognized as such for Dutch tax purposes.

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

An individual or corporation not resident in the Netherlands which owns or is deemed to own Ordinary Shares or American Depositary Shares may be eligible for a (partial) exemption or refund of the above withholding tax under a tax convention which is in effect between the country of residence of such individual or corporation and the Netherlands. In order to qualify for the withholding tax reduction or exemption, a Shareholder will be required to provide certain documentation establishing its status as a resident of a country with which the Netherlands has concluded a tax convention.

The current convention between the Netherlands and the United States for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income, which is known as the 1992 Treaty, became effective as of 1 January 1994.

A US Shareholder can only claim the benefits of the 1992 Treaty if such person is a resident of the United States, as defined in the 1992 Treaty, and such person’s entitlement to such benefits is not limited by the limitation on benefits provisions of Article 26 of the 1992 Treaty (treaty shopping rules). Under the 1992 Treaty, dividends paid by Holding to a portfolio investor (US shareholder holding less than 10% of the voting powers of Holding) are generally eligible for a reduction of the 25% withholding tax to 15%, provided that such US Shareholder does not carry on a business in the Netherlands through a permanent establishment or permanent representative (other than an independent broker acting in the ordinary course of its business) to which or to whom the Ordinary Shares or American Depositary Shares are attributable. If and to the extent the Ordinary Shares or American Depositary Shares are attributable to such permanent establishment or permanent representative, Dutch withholding tax will, depending on the particular circumstances, apply at a rate of 25%, which may be creditable against Dutch Corporation Tax due.

It should be noted that as of 1 January 2007 the domestic dividend withholding tax rate is decreased from 25% to 15%. The new rate equals the 1992 Tax Treaty rate (in general) so US Shareholders will not need to file requests and documents in order to obtain a (partial) exemption or refund anymore.

Taxes on Income and capital gains

A Shareholder will not be subject to Dutch taxes on income or capital gains derived from Ordinary Shares or American Depositary Shares, provided that:

·	such holder is not a resident or a deemed resident of the Netherlands; or

·
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

United States federal income taxation

The following discussion of material US federal income tax considerations applies only to US Shareholders who hold Ordinary Shares or American Depositary Shares as capital assets for US federal income tax purposes and it does not address special classes of holders, such as:

·	certain financial institutions;

·	insurance companies;

·	dealers and certain traders in securities or foreign currencies;

·	persons holding Ordinary Shares or American Depositary Shares as part of a hedge, straddle, conversion or other integrated transaction;

·	persons whose functional currency for US federal income tax purposes is not the US dollar;

·	partnerships or other entities classified as partnerships for US federal income tax purposes;

·	persons liable for the alternative minimum tax;

·	tax-exempt organizations;

·	persons holding Ordinary Shares or American Depositary Shares that own or are deemed to own ten percent or more of Holding’s voting stock; or

·	persons who acquired Ordinary Shares or American Depositary Shares pursuant to the exercise of any employee stock option or otherwise as compensation.

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

Taxation of distributions

Distributions paid on Ordinary Shares or American Depositary Shares (other than certain pro rata distributions of Ordinary Shares) will constitute foreign-source dividend income to the extent paid out of Holding’s current or accumulated earnings and profits as determined under US federal income tax principles. The amount of this dividend will include any amounts withheld in respect of Dutch taxes. Subject to applicable limitations that may vary depending upon a US Shareholder’s individual circumstances and the discussion above regarding concerns expressed by the US Treasury, dividends paid to certain non-corporate US Shareholders in taxable years beginning before 1 January 2011 will be taxable at a maximum tax rate of 15%. Non-corporate US Shareholders should consult their own tax advisers to determine whether they are subject to any special rules that limit the availability of these rates. Dividends will not be eligible for the dividends-received deduction generally allowed to corporate US Shareholders.

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

The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, a US shareholder should consult its own tax advisor regarding the availability of foreign tax credits in its particular circumstances. Instead of claiming a credit, a US Shareholder may, at its election, deduct Dutch withholding taxes in computing taxable income, subject to generally applicable limitations under US law.

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

Passive foreign investment company rules

Based upon certain management estimates and proposed Treasury regulations, which are proposed to be effective generally for taxable years beginning after 31 December 1994, Holding does not believe it was a passive foreign investment company for the 2006 taxable year. If Holding were a passive foreign investment company for any taxable year, certain adverse tax consequences could apply to US Shareholders.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ABN AMRO uses a comprehensive and robust risk management framework to ensure all risks are identified, managed and controlled.The following two sections detail the risk management practices employed by the bank in the wider context of the relationship between risk, capital and earnings.

Risk and the Capital Framework

The strategic objectives set by the Managing Board determine ABN AMRO’s risk appetite, being one of the inputs for our capital planning and performance management. Risk appetite is the maximum risk ABN AMRO is willing to accept in executing its chosen business strategy, to protect itself against events that may have an adverse impact on its profitability, capital base or share price.

Risks are being managed within the Group by using limits or checkpoints set across the dimensions of capital, earnings volatility and concentration risk, constrained by the maximum risk appetite defined. Capital forms the buffer to absorb losses arising from the risks the bank is exposed to. Therefore risk is an essential element in the Capital Framework.

The Group’s Capital Framework is founded on ABN AMRO’s strategic objectives, which determine the Group’s risk appetite, capital planning and performance management. Risk appetite is amongst others expressed and quantified in terms of economic capital. Economic capital represents ABN AMRO’s internal requirement for capital. Economic capital and assigned risk capital, the amount of capital allocated to the BUs, are explained in more detail in the Capital measurement paragraph, starting on the next page.

The Group’s risk appetite, capital planning and performance management form the basis for the process of:

• Capital measurement: the measurement of risk resulting in an estimate of the requirement for capital;

• Capital allocation: the allocation of capital to the separate BUs; and

• Capital management: the management of the supply of capital versus the demand for capital.

This process is supported by governance and control.

The design of the Capital Framework is illustrated below.

In this way, ABN AMRO can quantify overall risk appetite at Group level, subsequently cascade this risk appetite, in the form of assigned risk capital, down into each BU and therefore measure performance and manage its risk levels consistently across each BU.

The process aims at allocating resources dynamically to those businesses that provide superior returns on assigned risk capital, so that total return to shareholders is optimised given the set level of risk appetite. Apart from managing assigned risk capital, ABN AMRO must also manage the regulatory capital requirements.

Risk-weighted assets are managed in a complementary fashion through the Capital Framework, with risk-weighted assets limits being allocated to each BU alongside assigned risk capital.

In terms of the Basel II Capital Accord, Pillar 1 and Pillar 2 capital requirements will be managed through the Capital Framework.

Please refer to Note 40 to our consolidated financial statements for an overview of the regulatory capital amounts and ratios.

Capital measurement

The capital that is measured in ABN AMRO is both the internal demand for capital (economic capital) as well as the regulatory capital (risk-weighted assets).

Economic capital is a measure of risk that indicates how much capital ABN AMRO should maintain to sustain unexpected losses with a high degree of certainty, given the exposures of the bank. ABN AMRO uses a confidence level of 99.95% in these calculations.

Economic capital is calculated for the following risks:

• Credit Risk and Country Event Risk (including equity stakes and private equity exposures);

• Interest Rate Risk (banking book positions);

• Market Risk of trading book positions;

• Operational Risk; and

• Business Risk.

As ABN AMRO is active in many locations in the world and is involved in many different business activities, regional and industry diversification as well as the diversification between different risk types is taken into account in calculating economic capital. ABN AMRO calculates economic capital using its own internally developed methodology. Assigned risk capital comprises economic capital for the above-mentioned five risk types (currently approximately 80% of assigned risk capital) and an add-on for other risks.

The assigned risk capital per risk type is visualised in the graph below.

We note that a comparison of ABN AMRO economic capital and/or assigned risk capital with that of other financial institutions is hampered by the fact that banks use a wide variety of definitions, model coverage and underlying assumptions. Concepts based on statistical methods, including economic capital and assigned risk capital, by definition have limitations.

ABN AMRO is currently developing and implementing its Basel II infrastructure. As a result, our economic capital and assigned risk capital models may change due to improvements in our ability to measure risks.

Currently, risk-weighted assets are calculated under the Basel I capital regime. During 2007, both Basel I and Basel II risk-weighted assets will be calculated as a part of an internal parallel run. As of 2008, ABN AMRO aims to implement the advanced approaches for all risk types under Basel II, Pillar 1.

Capital allocation

Capital within ABN AMRO is recognised and valued as a scarce resource, and is allocated centrally by the Group in line with its business strategy.

Capital allocation is embedded in the Strategic Management Process, an all-encompassing management tool that incorporates goal setting, strategy development, resource allocation and performance measurement. The underlying objective of this process is to ensure that capital is allocated in a manner that maximises value creation from a Group perspective within the constraints of ABN AMRO’s overall risk appetite.

In recognition of the diverse markets and geographic locations in which ABN AMRO operates, this top-down approach includes a complementary bottom-up process, with input from the BUs, to ensure value-creating opportunities are identified and appropriately addressed.

The result from this process is the allocation of budgets to the BUs for assigned risk capital and for risk-weighted assets. The target returns on assigned risk capital are based on the Group-wide return on equity (ROE) target.

For the assessment of the performance of the BUs, Economic Value is applied as a metric.

Economic Value is the net present value of the cumulative economic profit, which is essentially net profit adjusted for a charge on assigned risk capital and goodwill.

Economic profit is measured on a quarterly basis to ensure that capital allocated is generating the desired returns, and to benchmark the performance of the business against those of internal and external peers. The assigned risk capital per BU is visualised in the graph below.

Capital management

Capital management aims to ensure that there is sufficient capital to meet the capital requirements of the bank as determined by the underlying business strategy.

Capital is managed within ABN AMRO through a centralised Capital Management function within Group Asset and Liability Management, which seeks to:

• Actively manage the supply of capital for the bank in order to reduce capital costs and increase capital velocity;

• Increase strategic and tactical flexibility in the deployment of capital to allow for the timely reallocation of capital; and

• Improve the liquidity of the bank’s assets to allow for an optimal deployment of the bank’s resources.

The integration of Capital Management and Asset and Liability Management allows a single centralised function within ABN AMRO to take a holistic view of the capital supply and demand equation, and initiate appropriate actions as required.

Structure

The processes described in the previous paragraphs are integrated in order to create a framework to optimally support the usage and allocation of capital, both assigned risk capital and risk-weighted assets, within ABN AMRO.

Capital measurement

The Group Risk Committee and Group Asset and Liability Committee determine the risk policies, procedures and methodologies for measuring and monitoring risk. The departments within Group Risk Management and Group Asset and Liability Management have an overall responsibility to monitor the adherence to all risk policies. The BUs, however, are responsible for operating in compliance with the risk philosophy as described in the following section.

Capital allocation

The Strategic Management Process is governed by the Resource Allocation and Performance Management Committee of the Managing Board, which advises the Managing Board and BUs on optimising economic value creation, the approval of performance targets, the allocation of resources and the agreement of performance contracts with the BUs.

Capital management

The Capital management process is governed by the Group Asset and Liability Committee.

The Group Asset and Liability Committee is responsible for the development of the bank’s policies on Liquidity Risk, the hedging of capital invested in countries, managing capital ratios and the total capital requirement and new equity issuance needs.

Risk coverage - scope of the Capital Framework

 Risk philosophy

ABN AMRO’s risk philosophy sets out bank-wide criteria for the acceptance, monitoring, control and management of risk. Its purpose is to create shareholder value by ensuring the bank adheres to the following concepts:

•  Risk awareness

Risks are identified, understood, and measured at all levels in the organisation.

•  Defined risk appetite

Risk accepted by the institution is within the tolerance level set by the Managing Board in accordance with the Group strategy, existing capital constraints, sustainable earnings and maintenance of desired credit rating for the bank.

•  Clarity and transparency

Risk decisions are clear, explicit, and consistent with strategic business objectives.

•  Risk-reward alignment

One of the bank’s core competencies is to take and manage risks. The bank’s risk decisions should be based upon the appropriate risk-reward balance.

•  Compliance

Decisions that may legally and morally commit the bank must be in compliance with internal approval procedures, the relevant regulations, and ABN AMRO’s Corporate Values and Business Principles.

In the following paragraphs a description is given of the way we measure and manage the distinct risk types within ABN AMRO.

Credit Risk and Country Event Risk

We define Credit Risk as the risk of a loss because a counterparty or an issuer may fail to fulfil its obligations to the bank. This covers actual payment defaults as well as losses in value resulting from a decrease in the credit quality of the counterparty or issuer.

Country Event Risk is the risk that a certain event in a country triggers a payment problem for a large number of corporates and/or banks in that country that would otherwise not have been in financial difficulty. Therefore, the integrated approach of Credit Risk and Country Event Risk reflects the risk that the counterparty may default whether by reasons specific to that counterparty or as a result of country events.

Management

We manage Credit Risk and Country Event Risk in two dimensions:

• At portfolio level to manage concentrations at the following levels:

– Country/region level

– Industry level

– Product or segment level

• At individual level for single event / single obligor.

To manage concentration risks, limits and/or checkpoints are set on the maximum Credit and Country Event Risk Economic Capital in the relevant countries, industry clusters or product segments.

The concentration in industry clusters is visualised in the graph below.

Additionally, notional limits are put in place for Cross-Border Risk and Sovereign Risk. Notional limits are also set on a number of portfolios as a straightforward and practical way to manage the maximum exposure in these portfolios (e.g. commercial real estate, leveraged finance).

Individually, single event/single obligor limits are set:

• Single obligor risk is managed by setting limits on Loss at Default. Loss at Default is the amount that the bank expects to lose when a counterparty defaults.

• Authorities for credit decisions involving commercial clients are primarily based on Global One Obligor Exposure. This is the combination of all direct and contingent credit limits to a given relationship globally.

Measurement

Inputs to the Economic Capital calculation are derived from our rating systems. Rating tools are available for all our major loan portfolios. They consist of a Uniform Counterparty Rating and a Loss Given Default classification. The Uniform Counterparty Rating reflects the estimated probability that the counterparty will default, while the Loss Given Default classification reflects the level of loss that we would expect to suffer on a facility if the counterparty defaults. The Loss Given Default classification is determined for each facility on the basis of seniority, collateral and an assessment of the legal environment.

There are lending programmes in place for standard loans granted to consumers and small-sized enterprises. A programme lending approach contains standard risk acceptance criteria and loan processing practices in order to optimise the efficiency and risk/rewards of those portfolios.

Please refer to Note 39 to our consolidated financial statements for quantitative information on maximum credit exposure and credit risk concentrations from loans and receivables in commercial and consumer client segments.

Interest Rate Risk (banking book)

We define Interest Rate Risk as the risk that the value of ABN AMRO’s financial assets, other than those categorised as trading assets (the banking book), decreases and/or that the value of the bank’s liabilities increases, because of changes in interest rates. Interest Rate Risk arises primarily from the fact that the maturity of the bank’s assets typically exceeds the maturity of the bank’s liabilities (a ‘maturity mismatch’). The interest rate sensitivity of our trading books is measured under Market Risk.

Management

The overall objective is to manage current and future earnings sensitivity due to interest rate risk exposure.

For the purposes of economic capital, Value at Risk is calculated on the overall Interest Rate Risk position. Value at Risk is a statistical measure that represents an estimate of the worst-case loss due to adverse changes in risk factors, over a specific time horizon and at a specific level of confidence. However, the ongoing management of Interest Rate Risk goes further than simply looking at the overall Value at Risk, as using this measure only does not lead to an optimal management of the Interest Rate Risk exposures in the banking book.

Measurement

Several tools are used to monitor and limit the Interest Rate Risk exposures in our banking book. The methods employed include earnings simulation, duration and presentvalue per base point limits.

ABN AMRO uses estimation techniques to calculate a set of forward-looking pre-defined interest rate scenarios, such as movements in the yield curve level and shape. In combination with balance sheet simulation models the bank calculates earnings at risk and the change in value of equity. ABN AMRO’s position is managed to ensure these two metrics are within defined limits under the pre-defined scenarios. Any required corrective action is taken through steering actions relating to the underlying portfolio.

These model-based scenario analyses require assumptions about client behaviour. The bank uses statistical and mathematical models to express this behaviour in our simulation.

For Interest Rate Risk positions that are less complex, the risk is controlled by (bucketed) present value per base point limits.

Market Risk

We define Market Risk as the risk that movements in financial market prices will decrease the value of our trading portfolios. We are exposed to Market Risk through our trading activities, which are carried out both for customers and on a proprietary basis. For trading related to customer facilitation we warehouse Market Risk, while for proprietary trading we actively position ourselves in the financial markets.

There are several major sources of Market Risk including interest rate, foreign exchange, equity price, commodity price, credit spread, volatility risks and correlation risks.

Management

In any trading activity, Market Risk arises both from open (unhedged) positions and from imperfect correlation between market positions that are intended to offset one another. The overall objective of managing Market Risk is to avoid unexpected losses due to changes in market prices and to optimise the use of market risk capital. ABN AMRO manages Market Risk primarily through the use of a set of historical and hypothetical scenarios, stressing relevant risk factors and estimating the potential profit and loss under stress, as well as through the calculation of the 99 percentile loss (or Value at Risk) on open positions.

The bank then looks to manage these potential exposures on a daily basis within pre-defined limits for each of the major types of Market Risk.

This quantitative approach, combined with qualitative analytical approaches, is designed to control ABN AMRO’s exposure to movements in the financial markets.

Other control measures used in the Market Risk management process include limits on net open positions in terms of their sensitivities to changes in interest rate, credit spreads, volatilities and so on. Alongside these sensitivities, ABN AMRO also monitors position concentrations and position ageing. These non-statistical measures help to monitor and control Liquidity Risk in trading books.

Measurement

The Value at Risk is reported on a daily basis per trading portfolio, per product line and for the Group as a whole. It is reported daily to the senior management of the BUs, Group Risk Management and the responsible members of the Managing Board. Please refer to Note 39 to our consolidated financial statements for the quantification of Value at Risk per risk category.

Although the Value at Risk represents a good estimate of potential losses under normal market circumstances, it fails to capture ‘one-off’ events. This limitation of Value at Risk models means that we must supplement it with other measurements of risk. These include a series of stress scenarios that shed light on the behaviour of our portfolio and the impact on our financial results under extreme market movements. Stress scenarios have been developed internally to reflect specific characteristics of the bank’s portfolios and are performed on a daily basis for each trading portfolio and at several aggregation levels. These stress scenarios include stepped movements in one or more risk factors (e.g. parallel shifts in interest rate curves) and multiple factor tests that are based on actual historical events or plausible hypothetical scenarios.

Operational Risk

Operational Risk is the risk of loss resulting from inadequate or failed internal processes and/or systems, human behaviour or external events. This risk includes Operational Risk events such as IT problems, shortcomings in the organisational structure, missing or inadequate internal controls, human error, fraud, and external threats.

Management

The guiding principle in Operational Risk Management is that management at all levels in the organisation is responsible for directing and managing operational risks. Operational Risk Management officers are assigned throughout ABN AMRO to assist line management in fulfilling this responsibility.

Measurement

Line management needs information to enable it to identify and analyse Operational Risk, implement mitigating measures and determine the effectiveness of these mitigating measures. ABN AMRO has implemented a number of programmes and tools to support line management. These include:

•  Risk Self-Assessment

A structured approach that helps line management to identify and assess risks and take mitigating actions for risks which are identified as unacceptable. Risks are assessed with the assistance of facilitators, who are usually Operational Risk Management staff.

•  Internal and external loss data

Our Corporate Loss Database allows for the systematic registration of our Operational Risk losses. This tool assists senior management in their analysis of Operational Risk. The use of internal loss data is one of the qualifying criteria for the Advanced Measurement Approaches under Basel II, and forms the basis for calculating economic capital and regulatory capital under Basel II. Additionally, external loss data is used to perform benchmark analyses. In this context, we are a founding member of the Operational Risk eXchange, an international data consortium.

•  Operational Risk Assessment Process

The Operational Risk Assessment Process is a comprehensive approval process that includes an explicit assessment of the operational risk associated with change, whether it is a new business proposal, a change to the organisation, the implementation of a system or some other change. The process includes sign-off by relevant parties (including Group Compliance, Group Legal and Group Finance) and approval by an appropriate committee.

•  Key Risk Indicators

Key Risk Indicators are used to indicate possible changes in the Operational Risk profile. They allow for a trend analysis over time and trigger actions if required.

•  Key Operational Risk Control

A framework that provides clear descriptions of typical key risks and the required controls for a set of defined standard processes. These descriptions contribute to improved risk awareness and provide input for the Risk Self-Assessment.

Business Risk

Business Risk is the risk that operating income is lower than expected because of lower than expected revenues (e.g. lower margins, lower market share, market downturn) or higher than expected costs, not being caused by one of the other risk types.

Management

Business Risk is driven by the volatility of the revenue stream and the extent to which costs are fixed or vary with revenues. For this reason, Business Risk is managed through the regular business processes. Operational leverage (fixed costs as a percentage of total costs) is part of the regular cost management function.

Business Risk can be reduced either by increasing variable cost or decreasing revenue volatility. Operational leverage can be increased at all levels in the organisation. Volatility is endemic to any business, however, and can only be influenced by changing the business mix. As a consequence, volatility will primarily be managed at BU level or Group level.

Measurement

The Value at Risk model that the bank has developed to measure Business Risk has as its key factors the volatility of the revenues and the cost structure of the BU or activity.

Other risks

As described in the previous paragraphs, economic capital is calculated for Credit Risk and Country Event Risk, Interest Rate Risk (banking book), Market Risk, Operational Risk and Business Risk. There are a number of additional risks ABN AMRO as a whole is exposed to and for which capital needs to be held. For some other risks we deem no additional capital is required to be held or we believe that the impact of such risks is already included in one of the risk types included in economic capital.

In the following paragraphs we describe some risks not explicitly covered by our economic capital models.

Liquidity Risk

Complementing the Capital Framework view, risk appetite is also expressed through the Liquidity Risk framework employed by ABN AMRO. This framework is used to manage Liquidity Risk.

Liquidity may be defined as a bank’s ability to ensure the availability of funds to meet all on-balance sheet and off-balance sheet commitments at a reasonable price. Liquidity Risk can in turn be defined as the risk to earnings and capital arising from a bank’s potential inability to meet its liabilities when they become due, without incurring unacceptable losses. Conversely, Liquidity Risk also manifests itself in the form of opportunity losses due to holding excess liquidity relative to liabilities.

Management

ABN AMRO takes a two-tiered approach to Liquidity Risk Management:

•  Going Concern Liquidity Management: the management of the day-to-day liquidity position within specified parameters to ensure all liabilities can be met on a timely basis

•  Event Risk Liquidity Management: ensuring that in the event of either a firm-specific or general market event, the bank is able to generate sufficient liquidity to withstand a short term liquidity crisis.

The overall Liquidity Risk is kept at such a level that ABN AMRO is able to resume its business after a specified crisis.

Event Risk Liquidity Management includes the following tools:

•  Stress test: a quantitative analysis of the liquidity impact of several (market- and company-specific) liquidity crises.

•  Liquidity buffer: mitigation of an event risk is achieved through the provision of standby liquidity in the form of unencumbered, Central Bank eligible collateral.

•  Contingency Funding Plan: describes the steps and procedures taken in the event of a crisis. Contingency Funding Plans are in place at Group, BU and country level. Their effectiveness is tested with periodic dry-runs.

Measurement

The monitoring and control of Liquidity Risk on an ongoing basis includes:

•  Balance Sheet Ratio Analysis: the relationship between the sub-components of the balance sheet at a given point in time indicating the underlying balance sheet liquidity.

•  Measurement of Cash Flow Gap: the gap between expected cash inflows and outflows determined within a series of time brackets.

•  Diversification of Funding Schedule: an analysis of funding sources broken down by customer, instrument and product.

Legal Risk

Legal Risk may be defined as the risk from failure to comply with statutory or regulatory obligations and from uncertainty due to legal actions or uncertainty in the applicability or interpretation of contracts, law or regulations.

Management

To maintain its strong reputation for integrity and sustainability, ABN AMRO needs to manage Legal Risk in a rigorous and consistent way across all its businesses requiring the involvement and oversight of the legal and the compliance function.

With this in mind, from the start of 2006 the bank made two significant changes to its legal function. The first was the creation of a consolidated Group Legal function to oversee ABN AMRO’s Legal Risk worldwide and act as a central reporting point for our teams of in-house lawyers. The second was a new Global Legal Mandate to help the business make the most effective use of the bank’s legal resources.

The compliance function within ABN AMRO exercises independent oversight on behalf of senior management of core processes and related policies and procedures designed to ensure we conform with both the letter and spirit of industry-specific laws and regulations, thereby maintaining the bank’s reputation. With effect from 1 January 2006, the Group Compliance organisation was restructured in order to align it further with ABN AMRO’s new Group structure.

Measurement

Under the Capital Requirements Directive (Basel II) Operational Risk includes Legal Risk.

Reputational Risk

We define Reputational Risk as the risk of potential losses arising from negative public opinion, irrespective of whether this opinion is based on facts or merely public perception. The losses may result from incurring increased funding costs as well as from not generating expected revenues.

Management

We believe that our pursuit of long-term business sustainability and shareholder value creation requires proper conduct of our business activities in accordance with ABN AMRO’s Corporate Values and Business Principles as well as with laws and regulations. A key component of risk management is ensuring that ABN AMRO’s reputation is preserved and enhanced through choosing to engage responsibly in the right business activities with the right clients. Our philosophy is that the primary responsibility for applying sustainability criteria to business selection and approval processes rests with our client-facing staff. For this reason we have created tools to support our staff.

Apart from legal and compliance policies we have developed several reputational risk policies to identify, assess and manage the non-financial issues present within our business engagements. These policies and standards are referred to as Environmental, Social and Ethical Risk Management policies, and currently include: Human Rights, Forestry and Tree plantations, Oil & Gas, Mining & Metals, Dams, Defence industry, Tobacco, Gambling, and Animal Testing. Every policy contains client and transaction acceptance criteria, including appropriate filters. Such filters have been developed to assess whether an engagement could present potential environmental, social or ethical issues and thereby translate into Reputational Risk.

In applying this philosophy, we have developed an approach to policy development that is based on applicable international industry norms and conventions and that incorporates consultation with non governmental organisations, clients, peers and our client-facing staff.

For further information on our Reputational Risk and sustainability approach, please refer to our Sustainability Report for 2006, which can be viewed on our website at www.abnamro.com.

For additional qualitative as well quantitative information please refer to Note 39 to our consolidated financial statements.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required because this document is filed as an annual report.

PART II

Item 13. DEFAULTS, DIVIDEND, ARREARAGES AND DELINQUENCIES

Not applicable.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15. CONTROLS AND PROCEDURES

Management’s report on internal control over financial reporting

Under Section 404 of The Sarbanes-Oxley Act of 2002, ABN AMRO is required to assess the effectiveness of its internal control over financial reporting as of 31 December 2006 and report, based on that assessment, whether ABN AMRO’s internal controls over financial reporting are effective.

Management of ABN AMRO is responsible for establishing and maintaining adequate internal control over financial reporting for ABN AMRO as defined in Rule 13(a) - 15 (f) under the Securities Exchange Act of 1934, as amended.

ABN AMRO’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. For ABN AMRO generally accepted accounting principles refers to International Financial Reporting Standards as adopted by the European Union as well as the accounting principles generally accepted in the United States of America relating to the reconciliation between these two and the information presented in Note 50 to our consolidated financial statements relating to the nature and effect of such differences.

ABN AMRO’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of ABN AMRO and its consolidated entities; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of ABN AMRO are being made only in accordance with authorizations of management and directors of ABN AMRO; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of ABN AMRO’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ABN AMRO’s management assessed the effectiveness of ABN AMRO’s internal control over financial reporting as of 31 December 2006. In making this assessment, ABN AMRO used the criteria established by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. ABN AMRO’s assessment included documenting, evaluating and testing of the design and operating effectiveness of its internal control over financial reporting. Management of ABN AMRO reviewed the results of its assessment with the Supervisory Board and its Audit Committee.

Based on this assessment, management concluded that, as of 31 December 2006, ABN AMRO’s internal control over financial reporting was effective.

Management’s assessment of the effectiveness of ABN AMRO’s internal control over financial reporting as of 31 December 2006 has been audited by Ernst & Young, an independent registered public accounting firm, as stated in their report appearing hereafter.

Date:	2 April 2007

By:	/s/ Rijkman Groenink		By:	/s/ Hugh Scott-Barrett
	Name:	Mr. Rijkman Groenink		Name:	Mr. Hugh Scott-Barrett
	Title:	Chairman of the Managing Board		Title:	Chief Financial Officer

Attestation report of independent registered public accounting firm

To the Supervisory Board and the Managing Board of ABN AMRO Holding N.V.

We have audited management’s assessment, included in the Management’s Report On Internal Control Over Financial Reporting on page 166 that ABN AMRO Holding N.V. maintained effective internal control over financial reporting as of 31 December 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ABN AMRO Holding N.V.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that ABN AMRO Holding N.V. maintained effective internal control over financial reporting as of 31 December 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, ABN AMRO Holding N.V. maintained, in all material respects, effective internal control over financial reporting as of 31 December 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of ABN AMRO Holding N.V. and subsidiaries as of 31 December 2006 and 2005, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended 31 December 2006 and our report dated 2 April 2007 expressed an unqualified opinion thereon.

Amsterdam, The Netherlands
2 April 2007

/s/ Ernst & Young Accountants

Ernst & Young Accountants

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Please refer to “Item 6. Directors, Senior Management and Employees - C. Board Practices - Audit committee activities”.

Item 16B. CODE OF ETHICS

The standards of ethical conduct that ABN AMRO expects from its employees are set out in ABN AMRO’s Corporate Values and Business Principles. We believe the Business Principles address the standards necessary to comprise a code of ethics for the purposes of section 406 of the Sarbanes-Oxley Act.

The Business Principles are applicable to all our employees, including the Chairman of the Managing Board, the Chief Financial Officer and other senior financial officers. All employees are accountable for adhering to the Business Principles. Suspected violations of the Business Principles may be reported in accordance with ABN AMRO’s employee whistleblowing policy. The employee whistleblowing policy provides employees with clear and accessible channels for reporting suspected malpractice, including a direct channel to the Audit Committee of the Supervisory Board.

The Business Principles are accessible at www.abnamro.com. A copy of our Business Principles is also available upon request, free of charge, by writing or telephoning us at:
ABN AMRO, Investor Relations Department (HQ9141), P.O. Box 283 1000 EA Amsterdam, the Netherlands, Tel: +31 20 6287835.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Following is a summary of the fees to our independent external auditors for the years ended 31 December 2006, and 2005.

	2006 Actual Fees	2005 Actual Fees (1)
	(in millions of EUR)
Audit fees	44.8	30.9
Audit-related fees	6.0	3.1
Tax fees	3.7	1.9
All other fees	0.3	0.4
Total fees	54.8	36.3
(1)	2005 fees have been restated in order to disclose the fees of our principal auditor, Ernst&Young, where we previously disclosed the fees of both KPMG and Ernst&Young.

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

The Audit Committee is responsible for pre-approving all audit, audit-related and permitted non-audit services provided by the external auditor. See “Item 6. Directors, Senior Management and Employees - C. Board practices - Supervisory Board”.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total Numbers of Shares Purchased (1)	Average Price Paid per Share	Total Numbers of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
1 January 2006 to 31 January 2006	-	-	-	55,855,781
1 February 2006 to 28 February 2006	530,000	24.57	530,000	62,601,847
1 March 2006 to 31 March 2006	2,795,907	24.06	2,795,907	59,805,940
1 April 2006 to 30 April 2006	14,076,165	24.26	14,076,165	45,729,775
1 May 2006 to 31 May 2006	7,965,000	22.41	7,965,000	37,764,775
1 June 2006 to 30 June 2006	-	-	-	37,764,775
1 July2006 to 31 July 2006	-	-	-	37,764,775
1 August 2006 to 31 August 2006	10,835,000	21.36	10,835,000	59,697,288
1 September 2006 to 30 September 2006	8,770,000	21.96	8,770,000	50,927,288
1 October 2006 to 31 October 2006	14,431,794	23.18	14,431,794	36,495,494
1 November 2006 to 30 November 2006	22,941,131	22.94	22,941,131	13,554,363
1 December 2006 to 31 December 2006	13,554,363	23.53	13,554,363	0
Total	95,899,360	22.98	95,899,360	-

(1)  Most purchases were spread over all working days of the month.

ABN AMRO publicly announced several plans of buying back its own shares:
·	Shares of a total amount of EUR 600 million to be bought back by 30 June 2006 was announced on 14 December 2005.
·
Shares, issued in conjunction with the interim dividend 2006, to be repurchased by 31 December 2006, in order to neutralize the dilutive effect of the stock dividend. This was announced on 14 December 2005.

·	Shares issued as a result of the exercise of staff options in 2006 to be repurchased by 31 December 2006. This was announced on 9 February 2006.
·	Shares of a total amount of EUR 750 million to be repurchased as per 31 December 2006. This was announced on 15 August 2006.

The total amount of repurchased shares did not exceed 10% of ABN AMRO’s issued capital.

PART III

Item 17. FINANCIAL STATEMENTS

Not applicable.

Item 18. FINANCIAL STATEMENTS

See our consolidated financial statements and the notes there to beginning on page F-1, which are incorporated herein.

Item 19. EXHIBITS

We have filed the following documents as exhibits to this report:

EXHIBITS

Exhibit Number	Description of Exhibit
1.1[1]	English translation of the Articles of Association of ABN AMRO Holding N.V.
1.2[2]	English translation of the Articles of Association of ABN AMRO Bank N.V.
1.3[2]	English translation of the Constitutional Documents of Stichting Administratiekantoor ABN AMRO Holding
2.1[2]
Amended and Restated Deposit Agreement dated as of 20 May 1997 between ABN AMRO Holding N.V. and Morgan Guarantee Trust Company of New York (succeeded through merger by JPMorgan Chase Bank), as Depositary

2.2[2]	Form of American Depositary Receipt
2.3[3]
Amended and Restated Trust Agreement of ABN AMRO Capital Funding Trust V, dated 3 July 2003, among the Regular Trustees named therein, The Bank of New York (Delaware), as Delaware trustee, BNY Midwest Trust Company, as property trustee, LaSalle Funding LLC, as sponsor, and ABN AMRO Holding N.V., as guarantor

2.4[4]
Amended and Restated Trust Agreement of ABN AMRO Capital Funding Trust VI, dated 30 September 2003, among the Regular Trustees named therein, The Bank of New York (Delaware), as Delaware trustee, BNY Midwest Trust Company, as property trustee, LaSalle Funding LLC, as sponsor, and ABN AMRO Holding N.V., as guarantor

2.5[5]
Amended and Restated Trust Agreement of ABN AMRO Capital Funding Trust VII, dated 18 February 2004, among the Regular Trustees named therein, The Bank of New York (Delaware), as Delaware trustee, BNY Midwest Trust Company, as property trustee, LaSalle Funding LLC, as sponsor, and ABN AMRO Holding N.V., as guarantor

4.1[2]	Service Agreement and Compensatory Arrangements between Registrants and Members of the Managing Board
4.2[1]
Summary in English of the Share Purchase Agreement entered into on 26 September 2005 with Banca Popolare Italiana, Fingruppo Holding S.p.A., G.P. Finanziaria S.p.A., Tiberio Lonati, Fausto Lonati, Ettore Lonati and Magiste International S.A.

7.1	Statement regarding computation of ratio of earnings to fixed charges
8.1[6]	List of Subsidiaries
12.1	Certification by the Chairman of the Managing Board pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of periodic financial report pursuant to 18 USC. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act
14.1	Consent of Ernst & Young Accountants, independent registered public accounting firm

_______________________
[1]	Previously filed as an exhibit to our annual report on Form 20-F for the year ended 31 December 2005 filed on 3 April 2006.
[2]	Previously filed as an exhibit to, or incorporated by reference as indicated in, our annual report on Form 20-F for the year ended 31 December 2002 filed on 28 March 2003.
[3]	Previously filed as an exhibit to our annual report on Form 20-F for the year ended 31 December 2003 filed on 31 March 2004.
[4]	Previously filed under cover of Form 6-K on 2 October 2003.
[5]	Previously filed under cover of Form 6-K on 19 February 2004.
[6]	Incorporated herein by reference to Note 49 to our consolidated financial statements included herein.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this report on its behalf.

ABN AMRO HOLDING N.V. (Registrant)

Date:	2 April 2007	By:	/s/ Rijkman Groenink
			Name:	Mr. Rijkman Groenink
			Title:	Chairman of the Managing Board

		By:	/s/ Hugh Scott-Barrett
			Name:	Mr. Hugh Scott-Barrett
			Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and the Managing Board of ABN AMRO Holding N.V.

We have audited the accompanying consolidated balance sheets of ABN AMRO Holding N.V. and subsidiaries as of 31 December 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended 31 December 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABN AMRO Holding N.V. and subsidiaries as at 31 December 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended 31 December 2006, in conformity with International Financial Reporting Standards as adopted by the European Union.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 50 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the effectiveness of ABN AMRO Holding N.V.’s internal control over financial reporting as of 31 December 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 2 April 2007 expressed an unqualified opinion thereon.

Amsterdam, The Netherlands
2 April 2007

/s/ Ernst & Young Accountants

Ernst & Young Accountants

Accounting policies

Corporate Information
ABN AMRO Holding N.V. is the ultimate parent company of the ABN AMRO consolidated group of companies (referred to as the ‘Group’ or ‘ABN AMRO’). The Group provides a broad range of financial services on a worldwide basis, including consumer, commercial and investment banking.
At 1 January 2006, the Group changed its organisational structure, to align the organisation with the Group’s mid-market strategy, and to open up its network offering and product suite to all its clients. The change to the organisational structure and the principal activities of the Group are described in more detail in note 1, Segment reporting.

ABN AMRO Holding N.V. is a public limited liability company, incorporated under Dutch law on 30 May 1990, whose registered office is Gustav Mahlerlaan 10, 1082 PP Amsterdam, the Netherlands. The Group is listed on the Stock Exchanges of Amsterdam and New York. As ordinary shares in ABN AMRO Holding N.V. are listed on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts, ABN AMRO also publishes an annual report on Form 20-F that conforms to the rules of the Securities and Exchange Commission (SEC) applicable to foreign registrants. The annual report on Form 20-F includes a reconciliation of equity and profit attributable to shareholders of the parent company to the comparable amounts using accounting principles generally accepted in the United States (US GAAP).

The consolidated financial statements of the Group for the year ended 31 December 2006 incorporate figures of the parent, its controlled entities and interests in associates. The financial statements were signed and authorised for issue by the Supervisory Board and Managing Board on 14 March 2007 with the exception of Note 50. This Note was signed and authorised for issue by the Chairman of the Managing Board and the Chief Financial Officer, as part of this Annual Report on Form 20-F, on 2 April 2007. The articles of association of ABN AMRO do not give shareholders or others the power to amend the financial statements after issuance. However, the right to request an amendment of the financial statements is embedded in the Dutch Civil Code. Interested parties have the right to ask the Enterprise Chamber of the Amsterdam Court of Appeal for a revision of the financial statements.

Basis of preparation
ABN AMRO Group applies International Financial Reporting Standards (IFRS).
The consolidated financial statements are prepared on a mixed model valuation basis as follows:
• Fair value is used for: derivative financial instruments, financial assets and liabilities held for trading or designated as measured at fair value through income, and available-for-sale financial assets
• Other financial assets (including ‘Loans and Receivables’) and liabilities are valued at amortised cost
• The carrying value of assets and liabilities measured at amortised cost included in a fair value hedge relationship is adjusted with respect to fair value changes resulting from the hedged risk
• Non-financial assets and liabilities are generally stated at historical cost.

The Group adopted IFRS on 1 January 2004. For all periods up to and including the year ended 31 December 2004, the Group prepared consolidated financial statements in accordance with Generally Accepted Principles in the Netherlands (Dutch GAAP). The effect of the transition to IFRS, and the elections and exemptions which where used as part of the transition process, are disclosed in note 47, First-time adoption of IFRS.

The consolidated financial statements are presented in euros, which is the presentation currency of the Group, rounded to the nearest million (unless otherwise noted).

Certain amounts in the prior periods have been reclassified to conform to the current presentation.

Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). The Group does not utilise the portfolio hedging ‘carve out’ permitted by the EU. Accordingly, the accounting policies applied by the Group comply fully with IFRS.

Critical accounting policies
The preparation of financial statements in conformity with IFRS requires management to make difficult, complex or subjective judgements and estimates, at times, regarding matters that are inherently uncertain. These judgements and estimates affect reported amounts and disclosures. Actual results could differ from those judgements and estimates. The most significant areas requiring management to make judgements and estimates that affect reported amounts and disclosures are as follows:

Allowance for loan losses
Allowances for loan losses are made to reserve for estimated losses in outstanding loans for which there is any doubt about the borrower’s capacity to repay the principal and/or the interest. The allowance for loan losses is intended to adjust the value of the Group’s loan assets for probable credit losses as of the balance sheet date. Allowances are determined through a combination of specific reviews, statistical modeling and estimates. Certain aspects require judgements, such as the identification of loans that are deteriorating, the determination of the probability of default, the expected loss, the value of collateral and current economic conditions. Though we consider the allowances for loan losses to be adequate, the use of different estimates and assumptions could produce different allowances for loan losses, and amendments to allowances may be required in the future, as a consequence of changes in the value of collateral, the amounts of cash to be received or other economic events. For a further discussion on our allowance for loan losses, see note 19 to our consolidated financial statements.

Fair value of financial instruments
For financial instruments that are actively traded and have quoted market prices or parameters readily available, there is little to no subjectivity to determine fair value. When observable market prices and parameters do not exist, management judgement is necessary to estimate fair value.

Where no active market exists, or quoted prices are unobtainable, the fair value is estimated using a variety of valuation techniques, including discounted cash flow and other pricing models. Input to pricing models are generally taken from reliable external data sources. The models used are validated prior to use by staff independent to the initial selection or creation of the model. The degree of management judgement involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices or observable market parameters. Other factors that could affect estimates are incorrect model assumptions, market dislocations and unexpected correlation. We believe our estimates of fair value are adequate. However, the use of different models or assumptions could result in changes in our reported results. For a further discussion on the use of fair values and the impact of applying reasonable possible alternative assumptions as inputs, see note 38 to our consolidated financial statements.

Assessment of risk and rewards
When considering the recognition and derecognition of assets or liabilities, and the consolidation and deconsolidation of subsidiaries, the Group is required to use judgment in assessing risk and rewards. Although management uses its best knowledge of current events and actions in making assessments of risk and rewards, actual risks and rewards may ultimately differ.

Pension and post-retirement benefits
Significant pension and post-retirement benefit costs and credits are based on actuarial calculations. Inherent within these calculations are assumptions including: discount rates, salary increases and the expected return on plan assets. Changes in pension and post-retirement costs may occur in the future as a consequence of changes in interest rates, the return on assets or other factors. For a further discussion on the underlying assumptions, see note 28 to our consolidated financial statements.

Goodwill and intangible assets
Goodwill is not amortised but is subject to an annual test for impairment or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. The initial recognition and measurement of goodwill and other intangibles, and subsequent impairment analysis, requires management to make subjective judgements concerning estimates of how the acquired asset will perform in the future using a discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine over an extended timeframe. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behaviours and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions. Other intangibles are systematically amortised over their estimated useful lives, and are subject to impairment if events or circumstances indicate a possible inability to realise their carrying amount.

Basis of consolidation
The consolidated financial statements are prepared annually for the Group for the year ended 31 December and include the parent company and its controlled subsidiaries as well as joint ventures on a proportionate share basis. The financial statements of the subsidiaries are prepared for the same reporting year using consistent accounting policies.

Subsidiaries
Subsidiaries are those enterprises controlled by the Group. Control is deemed to exist when the Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The existence and effect of potential voting rights that are presently exercisable or convertible are taken into account when assessing whether control exists. The Group sponsors the formation of entities, including certain special purpose entities, which may or may not be directly owned, for the purpose of asset securitisation transactions and other narrow and well-defined objectives. Particularly in the case of securitisations these entities may acquire assets from other Group companies. Some of these entities hold assets that are not available to meet the claims of creditors of the Group or any of its subsidiaries. Such entities are consolidated in the Group’s financial statements when the substance of the relationship between the Group and the entity indicates that control is held by the Group.

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

Business combinations
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

Investments in associates
Associates are those enterprises in which the Group has significant influence (this is generally demonstrated when the Group holds between 20% and 50% of the voting rights), but not control, over the operating and financial policies.

If significant influence is held in a Private Equity portfolio the investment is designated to be held at fair value with changes through income, consistent with the management basis for such investments.

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

Jointly controlled entities
Jointly controlled entities are those enterprises over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group’s proportionate share of these enterprises’ assets, liabilities, equity, income and expenses on a line-by-line basis, from the date on which joint control commences until the date on which joint control ceases.

Non-current assets held for sale and discontinued operations
Non-current assets and/or businesses are classified as held for sale if their carrying amount is to be recovered principally through a sale transaction planned to occur within 12 months, rather than through continuing use. Held for sale assets are measured at the lower of their carrying amount and fair value less costs to sell. Assets and liabilities of a business held for sale are separately presented.

The results of discontinued operations (an operation that represents a separate major line of business or a geographical area of operation) are presented in the income statement as a single amount comprising the net profit and/or net loss of the discontinued operation and the after tax gain or loss realised on disposal. Comparative income statement data is re-presented if in the current period an activity qualifies as discontinuing and qualifies for separate presentation.

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

Summary of significant accounting policies
Currency translation differences
The financial performance of the Group’s foreign operations (conducted through branches, subsidiaries, associates and joint ventures) is reported using the currency (‘functional currency’) that best reflects the economic substance of the underlying events and circumstances relevant to that entity.

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

Currency translation differences on all monetary financial assets and liabilities are included in foreign exchange gains and losses in income. Translation differences on non-monetary items (such as equities) held at fair value through income are also reported through income and, for those classified as available-for-sale, directly in equity within ‘Net unrealised gains and losses on available-for-sale assets’.

The assets and liabilities of foreign operations, including goodwill and purchase accounting adjustments, are translated to the Group’s presentation currency, the euro, at the foreign exchange rates prevailing at the balance sheet date. The income and expenses of foreign operations are translated to the euro at the rates prevailing at the end of the month. Currency translation differences arising on these translations are recognised directly in equity (‘currency translation account’). Exchange differences recorded in equity, arising after transition to IFRS on 1 January 2004, are included in the income statement on disposal or partial disposal of the operation.

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

Fee and commission income
Fees and commissions are recognised as follows:
• Fees and commissions generated as an integral part of negotiating and arranging a funding transaction with customers, such as the issuance of loans are included in the calculation of the effective interest rate and are included in interest income and expense
• Fees and commissions generated for transactions or discrete acts are recognised when the transaction or act is completed
• Fees and commissions dependent on the outcome of a particular event or contingent upon performance are recognised when the relevant criteria have been met
• Service fees are typically recognised on a straight-line basis over the service contract period; portfolio and other management advisory and service fees are recognised based on the applicable service contracts
• Asset management fees related to investment funds are also recognised over the period the service is provided. This principle is also applied to the recognition of income from wealth management, financial planning and custody services that are provided over an extended period.

Net trading income
Net trading income includes gains and losses arising from changes in the fair value and disposal of financial assets and liabilities held for trading and includes dividends received from trading instruments. Interest income or expenses on trading assets or liabilities are included within interest income or expense.

Results from financial transactions
Results from financial transactions include gains and losses on the sale of non-trading financial assets and liabilities, ineffectiveness of certain hedging programmes, the change in fair value of derivatives used to hedge credit risks that are not included in hedge accounting relationships, fair value changes relating to assets and liabilities designated at fair value through income and changes in the value of any related derivatives. Dividend income from non-trading equity investments is recognised when entitlement is established.

Other operating income
Development property income is first recognised when the outcome of a construction contract can be estimated reliably after which contract income and expenses are recognised in the income statement in proportion to the stage of completion of the contract. The stage of completion is assessed by reference to the phases of work performed. An expected loss on a contract is recognised immediately in the income statement.

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

Financial assets and liabilities
Measurement classifications
The Group classifies its financial assets and liabilities into the following measurement (‘valuation’) categories:

Financial instruments held for trading are those that the Group holds primarily for the purpose of short-term profit-taking. These include shares, interest earning securities, and liabilities from short sales of financial instruments.

Derivatives are financial instruments that require little or no initial net investment, with future settlements dependent on a reference benchmark index, rate or price (such as interest rates or equity prices). Changes in expected future cash flows in response to changes in the underlying benchmark determine the fair value of derivatives. All derivatives are recorded in the balance sheet at fair value. Changes in the fair value of derivative instruments are recorded in income, except when designated in cash flow or net investment hedge relationship (see hedging below).

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

Designated at fair value through income are financial assets and financial liabilities that the Group upon initial recognition (or on transition to IFRS on 1 January 2004) designates to be measured at fair value with changes reported in income. Such a designation is done if:
• The instrument includes an embedded derivative that would otherwise require separation. This applies to certain structured notes issued with hybrid features. Fair value measurement also helps to achieve offset against changes in the value of derivatives and other fair value positions used to economically hedge these notes.
• The designation eliminates or significantly reduce a measurement inconsistency that would otherwise arise. In this regard unit-linked investments held for the account and risk of policyholders and the related obligation to policyholders are designated at fair value with changes through income.
• It relates to a portfolio of financial assets and/or liabilities that are managed and evaluated on a fair value basis. This is applied to equity investments of a private equity nature and mortgages that are originated held for sale by our business in North America.

Available-for-sale assets include interest earning assets that have either been designated as available for sale or do not fit into one of the categories described above. Equity investments held without significant influence, which are not held for trading or elected to fair value through income are classified as available-for-sale.

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

Financial assets are generally derecognised when the Group loses control or the ability to obtain benefits over the contractual rights that comprise that asset. This occurs when the rights are realised, expire or are fully transferred. If a servicing function is retained, which is profitable, a servicing asset is recognised. A financial liability is derecognised when the obligations specified in the contract are discharged, are cancelled or expire.

Financial instruments continue to be recognised in the balance sheet, and a liability recognised for the proceeds of any related funding transaction, unless a fully proportional share of all or specifically identified cash flows are transferable to the lender without material delay and the lenders claim is limited to those cash flows, in which case that proportion of the asset is derecognised, or substantially all the risks and returns and control associated with the financial instruments have been transferred in which case the assets are derecognised in full.

The Group derecognises financial liabilities when settled or if the Group repurchases its own debt. The difference between the former carrying amount and the consideration paid is included in results on financial transactions in income. Any subsequent resale is treated as a new issuance.

The Group securitises various consumer and commercial financial assets. This process generally necessitates a sale of these assets to a special purpose entity (SPE), which in turn issues securities to investors. The Group’s interests in securitised assets may be retained in the form of senior or subordinated tranches, issued guarantees, interest-only strips or other residual interests, together referred to as retained interest. In many cases these retained interests are significant, such that the SPE is consolidated, and the securitised assets continue to be recognised in the consolidated balance sheet.

Measurement
All trading instruments and financial assets and liabilities designated at fair value are measured at fair value, with transaction costs related to the purchase as well as fair value changes taken to income directly.

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

When available, fair values are obtained from quoted market prices in liquid markets. Where no active market exists, or quoted prices are unobtainable, the fair value is estimated using a variety of valuation techniques - including discounted cash flow and other pricing models. Inputs to pricing models are generally market-based when available and taken from reliable external data sources. The models used are validated prior to the use for financial reporting by staff independent of the initial selection or creation of the model. Where inputs cannot be reliably sourced from external providers, the initial recognition value of a financial asset or liability is taken to be the settled value at trade inception. The initial change in fair value indicated by the valuation technique is then released to income at appropriate points over the life of the instrument (typically taking account of the ability to obtain reliable external data, the passage of time and the use of offsetting transactions). Where discounted cash flow techniques are used, estimated future cash flows are based on management’s best estimates and the discount rate applied is a market-related rate at the balance sheet date for an instrument with similar terms and conditions Fair values include appropriate adjustments to reflect the credit quality of the instrument.

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

The hedged item can be an asset, liability, highly probable forecasted transaction or net investment in a foreign operation that (a) exposes the entity to risk of changes in fair value or future cash flows and (b) is designated as being hedged. The risk being hedged (the ‘hedged risk’) is typically changes in interest rates or foreign currency rates. The Group also enters into credit risk derivatives (sometimes referred to as ‘credit default swaps’) for managing portfolio credit risk. However these are generally not included in hedge accounting relationships.

Both at the inception of the hedge and on an ongoing basis, the Group formally assesses whether the derivatives used in its hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of the hedged item, by assessing and measuring whether changes in the fair value or cash flows of the hedged item are offset by the changes in the fair value or cash flows of the hedging instrument, within the range of 80% to 125%.

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

Hedge of a net investment in a foreign operation
The Group uses foreign currency derivatives and currency borrowings to hedge various net investments in foreign operations. For such hedges, currency translation differences arising on translation of the currency of these instruments to euro are recognised directly in the currency translation account in equity, insofar as they are effective.

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

Loans and receivables
An indication that a loan may be impaired is obtained through the Group’s credit review processes, which include monitoring customer payments and regular loan reviews at least every 6 or 12 months depending on the obligors’ creditworthiness.

The Group first assesses whether objective evidence of impairment exists for loans (including any related facilities and guarantees) that are individually significant, and individually or collectively for loans that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed loan, it includes the asset in a portfolio of loans with similar credit risk characteristics and collectively assesses them for impairment. Loans that are evaluated individually for impairment are not included in a collective assessment of impairment.

Indications that there is a measurable decrease in estimated future cash flows from a portfolio of loans, although the decrease cannot yet be identified with the individual loans in the portfolio, include adverse changes in the payment status of borrowers in the portfolio and national or local economic conditions that correlate with defaults in the portfolio.

The amount of impairment loss is measured as the difference between the loan’s carrying amount and the present value of estimated future cash flows discounted at the loan’s original effective interest rate. The amount of the loss is recognised using an allowance account and the amount of the loss is included in the income statement line loan impairment and other credit risk provi-

sions.

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

Held to maturity and available-for-sale debt investments are assessed and any impairment is measured on an individual basis, consistent with the methodology applied to loans and receivables.

Property and equipment
Own use assets
Property and equipment is stated at cost less accumulated depreciation and any amount for impairment. If an item of property and equipment is comprised of several major components with different useful lives, each component is accounted for separately. Additions and subsequent expenditures (including accrued interest) are capitalised only to the extent that they enhance the future economic benefits expected to be derived from the asset. Expenditure incurred to replace a component of an asset is separately capitalised and the replaced component is written off. Other subsequent expenditure is capitalised only when it increases the future economic benefit of the item of property and equipment. All other expenditure, including maintenance, is recognised in the income statement as incurred. When an item of property and equipment is retired or disposed, the difference between the carrying amount and the disposal proceeds net of costs is recognised in other operating income.

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of items of property and equipment, and major components that are accounted for separately. The Group generally uses the following estimated useful lives:

• Land	not depreciated
• Buildings	25 to 50 years
• Equipment	5 to 12 years
• Computer installations	2 to 5 years.

Software, presented as an intangible asset, is amortised over 3-7 years.

Depreciation rates and residual values are reviewed at least annually to take into account any change in circumstances. Capitalised leasehold improvements are depreciated in a manner that takes into account the term and renewal conditions of the related lease.

Development property
The majority of the Group’s development and construction activities are undertaken for immediate sale or as part of a pre-agreed contractual arrangement. Property developed under a pre-agreed contractual arrangement is stated at cost plus profit recognisable to date less a provision for any foreseeable losses and less progress billings. Cost includes all expenditure (including accrued interest) related directly to specific projects and an allocation of fixed and variable overheads incurred in the Group’s contract activities based on normal operating capacity. The specific components of development property are accounted for as follows.

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

Gains and losses on the disposal of an entity, including equity accounted investments, are determined as the difference between the sale proceeds and the carrying amount of the entity including related goodwill and any currency translation differences recorded in equity.

Software
Costs that are directly associated with identifiable and software products that are controlled by the Group, and likely to generate future economic benefits exceeding these costs, are recognised as intangible assets. Direct costs include staff costs of the software development team. Expenditure that enhances or extends the performance of computer software beyond its original specification is recognised as a capital improvement and added to the original cost of the software. Software is amortised over 3-7 years.

Costs associated with maintaining computer software programmes are recognised as an expense as incurred.

Mortgage servicing rights
Mortgage servicing rights (MSRs) represent the right to a stream of fee-based cash flows and an obligation to perform specified mortgage servicing activities. MSRs are initially recorded at fair value and amortised over the estimated future net servicing income stream of the underlying mortgages. The duration of the income stream relating to these servicing rights is dependent on the pre-payment behaviour of the customer, which is influenced by a number of factors including interest rate expectations. MSR assets are subject to hedging under a fair value hedge programme designed to limit the Group’s exposure to changes in the fair value of the MSR. The change in the fair value of the hedged MSRs and the change in the fair value of the hedging derivatives are included as part of mortgage banking income within other operating income.

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

The fair value of the options granted is determined using option pricing models, which take into account the exercise price of the option, the current share price, the risk free interest rate, the volatility of the ABN AMRO share price over the life of the option and the terms and conditions of the grant. Non-market vesting conditions are taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services, so that ultimately the amount cumulatively recognised in the income statement shall reflect the number of shares or share options that eventually vest. Where vesting conditions are related to market conditions, these are fully reflected in the fair value initially determined at grant date and as a result, the charges for the services received are recognised regardless of whether or not the market related vesting condition is met, provided that the non-market vesting conditions are met.

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

Income taxes - current and deferred
Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise. The future tax benefit of income tax losses available for carry forward is recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilised.

Deferred tax is recognised for qualifying temporary differences. Temporary differences represent the difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The most significant temporary differences arise from the revaluation of certain financial assets and liabilities including derivative contracts, allow-

ances for loan impairment, provisions for pensions and business combinations. The following differences are not provided for: capitalised goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries and associates, to the extent that they will probably not reverse in the foreseeable future and the timing of such reversals is controlled by the Group. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

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

Future changes in accounting policies
IFRS standards not yet effective
IFRS 7 was issued in August 2005 and is effective for annual reporting periods beginning on or after 1 January 2007. It requires entities to provide additional disclosures on financial instruments within their financial statements but does not change the recognition and measurement rules of these financial instruments.

IFRS 8 was issued in November 2006 and is effective for annual reporting periods beginning on or after 1 January 2009. The standard replaces IAS 14 ‘Segment Reporting’ in setting out requirements for disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers. The Group plans to adopt IFRS 8 in 2007.

IFRIC Interpretations not yet effective
IFRIC interpretation 8 ‘Scope of IFRS 2’ was issued in January 2006 and is required to be applied for financial years beginning on or after 1 May 2006. It requires IFRS ‘2 Share-based Payment’ to be applied to any arrangements where equity instruments are issued for consideration which appears to be less than fair value. As equity instruments are only issued to employees in accordance with the employee share scheme, the interpretation has no impact on the financial position or results of the Group.

IFRIC interpretation 9 ‘Reassessment of Embedded Derivatives’ was issued in March 2006 and becomes effective for financial years beginning on or after 1 June 2006. This interpretation establishes that the date to assess the existence of an embedded derivative is the date an entity first becomes a party to the contract with reassessment only if there is a change to the contract that significantly modifies the cash flows. This interpretation is consistent with our accounting policies and thus will have no impact on the Group’s financial statements when implemented in 2007.

IFRIC interpretation 10 ‘Interim Financial Reporting & Impairment’ was issued in July 2006 and becomes effective for financial years beginning on or after 1 November 2006. It states that an entity shall not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost. The adoption of this interpretation will have no impact on the financial position or results of the Group.

IFRIC interpretation 11 ‘Group & Treasury Share Transactions’ was issued in November 2006 and becomes effective for financial years beginning on or after 1 March 2007. The interpretation provides further guidance on the implementation of IFRS 2 ‘Share-based Payment’. The Group is still evaluating the effect of this interpretation for implementation in 2008.

Consolidated income statement for the year ended 31 December

	2006	2005	2004
	(in millions of euros)
Interest income	37,698	29,645	24,528
Interest expense	27,123	20,860	16,003
Net interest income[3]	10,575	8,785	8,525
Fee and commission income	7,127	5,572	5,185
Fee and commission expense	1,065	881	700
Net fee and commission income[4]	6,062	4,691	4,485
Net trading income[5]	2,979	2,621	1,309
Results from financial transactions[6]	1,087	1,281	905
Share of result in equity accounted investments[20]	243	263	206
Other operating income[7]	1,382	1,056	745
Income of consolidated private equity holdings[41]	5,313	3,637	2,616
Operating income	27,641	22,334	18,791

Personnel expenses[8]	8,641	7,225	7,550
General and administrative expenses[9]	7,057	5,553	4,747
Depreciation and amortisation[10]	1,331	1,004	1,218
Goods and materials of consolidated private equity holdings[41]	3,684	2,519	1,665
Operating expenses	20,713	16,301	15,180
Loan impairment and other credit risk provisions[19]	1,855	635	607
Total expenses	22,568	16,936	15,787

Operating profit before tax	5,073	5,398	3,004
Income tax expense[12]	902	1,142	715
Profit from continuing operations	4,171	4,256	2,289

Profit from discontinued operations net of tax[45]	609	187	1,651
Profit for the year	4,780	4,443	3,940

Attributable to:
Shareholders of the parent company	4,715	4,382	3,865
Minority interests	65	61	75

Earnings per share attributable to the shareholders of the parent company (in euros)[13]
From continuing operations
Basic	2.18	2.33	1.34
Diluted	2.17	2.32	1.34
From continuing and discontinued operations
Basic	2.50	2.43	2.33
Diluted	2.49	2.42	2.33

Numbers stated against items refer to the notes. The notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheet at 31 December

	2006	2005
	(in millions of euros)
Assets
Cash and balances at central banks[14]	12,317	16,657
Financial assets held for trading[15]	205,736	202,055
Financial investments[16]	125,381	123,774
Loans and receivables — banks[17]	134,819	108,635
Loans and receivables — customers[18]	443,255	380,248
Equity accounted investments[20]	1,527	2,993
Property and equipment[21]	6,270	8,110
Goodwill and other intangible assets[22]	9,407	5,168
Assets of businesses held for sale[45]	11,850	—
Accrued income and prepaid expenses	9,290	7,614
Other assets[23]	27,212	25,550
Total assets	987,064	880,804

Liabilities
Financial liabilities held for trading[15]	145,364	148,588
Due to banks[24]	187,989	167,821
Due to customers[25]	362,383	317,083
Issued debt securities[26]	202,046	170,619
Provisions[27]	7,850	6,411
Liabilities of businesses held for sale[45]	3,707	—
Accrued expenses and deferred income	10,640	8,335
Other liabilities[29]	21,977	18,723
Total liabilities (excluding subordinated liabilities)	941,956	837,580
Subordinated liabilities[31]	19,213	19,072
Total liabilities	961,169	856,652

Equity
Share capital[32]	1,085	1,069
Share premium	5,245	5,269
Treasury shares	(1,829)	(600)
Retained earnings	18,599	15,237
Net gains/(losses) not recognized in the income statement	497	1,246
Equity attributable to shareholders of the parent company	23,597	22,221
Equity attributable to minority interests	2,298	1,931
Total equity	25,895	24,152
Total equity and liabilities	987,064	880,804

Credit related contingent liabilities[35]	51,279	46,021
Committed credit facilities[35]	145,418	141,010

Numbers stated against items refer to the notes. The notes to the consolidated financial statements are an integral part of these statements.

Consolidated statement of changes in equity for the year ended 31 December

	2006	2005	2004
	(in millions of euros)
Share capital
Balance at 1 January	1,069	954	919
Issuance of shares	—	82	—
Exercised options and warrants	16	—	2
Dividends paid in shares	—	33	33
Balance at 31 December	1,085	1,069	954

Share premium
Balance at 1 January	5,269	2,604	2,549
Issuance of shares	—	2,611	—
Exercised options and conversion rights	—	—	48
Share-based payments	111	87	40
Dividends paid in shares	(135)	(33)	(33)
Balance at 31 December	5,245	5,269	2,604

Treasury shares
Balance at 1 January	(600)	(632)	(119)
Share buy back	(2,204)	32	(513)
Utilised for dividends paid in shares	832	—	—
Utilised for exercise of options and performance share plans	143	—	—
Balance at 31 December	(1,829)	(600)	(632)

Retained earnings *
Balance at 1 January	15,237	11,580	8,469
Profit attributable to shareholders of the parent company	4,715	4,382	3,865
Cash dividends paid to shareholders of the parent company	(807)	(659)	(694)
Dividends paid in shares to shareholders of the parent company	(656)	—	—
Other	110	(66)	(60)
Balance at 31 December	18,599	15,237	11,580

Equity settled own share derivatives
Balance at 1 January	—	—	(106)
Issuances and settlements	—	—	106
Balance at 31 December	—	—	—

Net gains/(losses) not recognised in the income statement
Currency translation account
Balance at 1 January	842	(238)	—
Transfer to income statement relating to disposals	(7)	(20)	2
Currency translation differences	(427)	1,100	(240)
Subtotal — Balance at 31 December	408	842	(238)
Net unrealised gains/(losses) on available-for-sale assets
Balance at 1 January	1,199	830	572
Net unrealised gains/(losses) on available-for-sale assets	(233)	717	509
Net losses/(gains) reclassified to the income statement	(602)	(348)	(251)
Subtotal — Balance at 31 December	364	1,199	830

Cash flow hedging reserve
Balance at 1 January	(795)	(283)	(165)
Net unrealised gains/(losses) on cash flow hedges	735	(386)	106
Net losses/(gains) reclassified to the income statement	(215)	(126)	(224)
Subtotal — Balance at 31 December	(275)	(795)	(283)
Net gains/(losses) not recognized in the income statement at 31 December	497	1,246	309
Equity attributable to shareholders of the parent company at 31 December	23,597	22,221	14,815

Minority interest
Balance at 1 January	1,931	1,737	1,301
Additions	208	202	367
Reductions	—	(49)	—
Acquisitions/disposals	203	(136)	(30)
Profit attributable to minority interests	65	61	75
Currency translation differences	(46)	133	33
Other movements	(63)	(17)	(9)
Equity attributable to minority interests at 31 December	2,298	1,931	1,737
Total equity at 31 December	25,895	24,152	16,552

* The proposed final dividend of EUR 0.60 per share for 2006 is not reflected in the movement table above and will be recorded in 2007 at the time of distribution.

The notes to the consolidated financial statements are an integral part of these statements

Consolidated statement of comprehensive income for the year ended 31 December

	2006	2005	2004
	(in millions of euros)
Profit attributable to shareholders of the parent company	4,715	4,382	3,865

Gains/(losses) not recognised in income:
Currency translation differences	(427)	1,100	(240)
Available-for-sale assets	(233)	717	509
Cash flow hedges	735	(386)	106
	75	1,431	375
Net unrealised (gains)/losses reclassified to income:
Currency translation differences relating to disposed subsidiaries	(7)	(20)	2
Available-for-sale assets	(602)	(348)	(251)
From cash flow hedging reserve	(215)	(126)	(224)
	(824)	(494)	(473)
Comprehensive income for the year	3,966	5,319	3,767

The statement of comprehensive income for the year presents all movements in equity attributable to shareholders of the parent company other than changes in issued share capital, distributions to shareholders and share buy backs.

Consolidated cash flow statement for the year ended 31 December

	2006	2005	2004
	(in millions of euros)
Operating activities
Profit for the year	4,780	4,443	3,940
Less: Profit from discontinued operations	609	187	1,651
Profit from continuing operations	4,171	4,256	2,289

Adjustments for significant non-cash items included in income
Depreciation, amortisation and impairment	1,331	1,004	1,218
Loan impairment losses	2,108	871	777
Share of result in equity accounted investments	(243)	(263)	(206)
Movements in operating assets and liabilities
Movements in operating assets[36]	(77,392)	(105,368)	(119,343)
Movements in operating liabilities[36]	64,981	80,461	98,722
Other adjustments
Dividends received from equity accounted investments	72	63	59
Cash flows from operating activities from continuing operations	(4,972)	(18,976)	(16,484)
Net cash flows from operating activities from discontinued operations	314	200	437

Investing activities
Acquisition of investments	(180,228)	(142,423)	(78,760)
Sales and redemption of investments	172,454	129,811	76,338
Acquisition of property and equipment	(1,138)	(2,028)	(1,966)
Sales of property and equipment	255	1,063	1,131
Acquisition of intangibles (excluding goodwill and MSRs)	(800)	(431)	(335)
Sales of intangibles (excluding goodwill and MSRs)	12	9	50
Acquisition of subsidiaries and equity accounted investments	(7,449)	(1,702)	(276)
Disposal of subsidiaries and equity accounted investments	258	530	153
Cash flows from investing activities from continuing operations	(16,636)	(15,171)	(3,665)
Net cash flows from investing activities from discontinued operations	1,574	(14)	2,513

Financing activities
Issuance of subordinated liabilities	4,062	2,975	2,203
Repayment of subordinated liabilities	(4,430)	(1,664)	(2,690)
Issuance of other long-term funding	35,588	35,483	21,863
Repayment of other long-term funding	(14,343)	(6,453)	(6,180)
Proceeds from the issue of shares	-	2,491	-
Net (decrease)/increase in treasury shares	(2,061)	32	(513)
Other	276	92	334
Dividends paid	(807)	(659)	(694)
Cash flows from financing activities from continuing operations	18,285	32,297	14,323
Net cash flows from financing activities from discontinued operations	-	(1,185)	2,422

Movement in cash and cash equivalents	(1,435)	(2,849)	(454)
Cash and cash equivalents at 1 January	6,043	8,603	9,016
Currency translation differences	264	289	41
Cash and cash equivalents at 31 December[36]	4,872	6,043	8,603

Numbers stated against items refer to the notes. The notes to the consolidated financial statements are an integral part of these statements.

Notes to the consolidated financial statements
(unless otherwise stated, all amounts are in millions of euros)

1 Segment reporting
Segment information is presented in respect of the Group’s business. The primary format, business segments, is consistent with the Group’s management and internal reporting structure applicable in the financial year.

Measurement of segment assets, liabilities, income and results is based on the Group’s accounting policies. Segment assets, liabilities, income and results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Transactions between segments are conducted at arm’s length.

Business segments
Below the business segments are detailed. In the ‘Business review’ chapter of the Annual Report more detailed descriptions of the activities of these segments have been included.

Netherlands
BU Netherlands serves a diverse client base that comprises consumer and commercial clients. BU Netherlands offers a broad range of investment, commercial and retail banking products and services via its multi-channel service model consisting of a network of branches, internet banking facilities, a customer contact center and ATMs throughout the Netherlands. BU Netherlands focuses increasingly on mass affluent customers and commercial mid-market clients. BU Netherlands also comprises the ABN AMRO Mortgage Group including the former Bouwfonds mortgage activities. The non-mortgage activities of Bouwfonds were sold during the year.

Europe (including Antonveneta)
BU Europe provides its consumer and commercial clients with a range of financial products and services. Its regional strategies and operations are closely aligned with those of ABN AMRO’s global BUs.

BU Europe combines activities in 27 countries: 23 countries in Europe (excluding the Netherlands) along with Kazakhstan, Uzbekistan, Egypt and South Africa.

ABN AMRO acquired a majority stake in Antonveneta in January 2006 and launched a tender offer for the remaining shares on 27 February 2006. It acquired 100% of the bank in July 2006 after it exercised its right to purchase the shares it did not yet own following its tender offer.

Antonveneta is rooted in north-eastern Italy, and focuses on consumer and commercial mid-market clients.

North America
The core of BU North America is LaSalle Bank, headquartered in Chicago, Illinois. BU North America serves a large number of clients, including small businesses, mid-market companies, larger corporates, institutions, non-profit entities and municipalities in the US and Canada. BU North America offers a broad range of investment, commercial and retail banking products and services through a network of branches and ATMs in Illinois, Michigan and Indiana. BU North America focuses increasingly on mass affluent customers and commercial mid-market clients. While based in the US Midwest, BU North America reaches further through an expanding network of regional commercial banking offices across the US.

Latin America
BU Latin America has a presence in nine Latin American countries: Brazil, Argentina, Chile, Colombia, Ecuador, Mexico, Paraguay, Uruguay and Venezuela, with the presence of Banco Real representing the majority of the operations. In Brazil, Banco Real is a retail and commercial bank, offering full retail, corporate and investment banking products and services. It operates as a universal bank offering financial services through an extensive network of branches, points-of-sale and ATMs. BU Latin America also has a strong presence in the Brazilian consumer finance business through its Aymoré franchise, focused on vehicle and other consumer goods financing.

Asia
ABN AMRO has been operating for well over 100 years in several Asian countries including Indonesia, China, Singapore and Japan. BU Asia now covers 16 countries and territories and is extending its branches and offices network. BU Asia’s client base includes commercial clients as well as consumer and private banking clients.

Global Clients
BU Global Clients serves a range of major corporate and institutional clients that demand sophisticated financial solutions customised to their specific needs.

BU Global Clients is organised around six hubs (Amsterdam, London, New York, Hong Kong, São Paulo and Sydney). The financial results of BU Global Clients also reflect the contribution of ABN AMRO Mellon, a joint venture with the Mellon Financial Corporation that provides global custody and value added services to institutional investors worldwide.

Private Clients
BU Private Clients offers private banking services to wealthy individuals and institutions with EUR 1 million or more in net investable assets. In the past few years, BU Private Clients built up an onshore private banking network in continental Europe through organic growth in the Netherlands and France, and through the acquisition of Delbrück Bethmann Maffei in Germany and Bank Corluy in Belgium.

Asset Management
BU Asset Management is ABN AMRO’s global asset management business. BU Asset Management operates in 26 countries worldwide, offering investment products in all major regions and asset classes. Its products are distributed directly to institutional clients such as central banks, pension funds, insurance companies and leading charities. Funds for private investors are distributed through ABN AMRO’s consumer and private banking arms, as well as via third-party distributors such as insurance companies and other banks. The institutional client business represents just over half of the assets managed by BU Asset Management. Consumer and third-party clients account for a further 30%, and the remainder is in discretionary portfolios managed for BU Private Clients.

Private Equity
The business model of ABN AMRO’s Private Equity unit - branded as ABN AMRO Capital - involves providing capital and expertise to non-listed companies in a variety of sectors. By obtaining, in most cases, a majority stake, Private Equity gains the ability to influence the company’s growth strategy and increase its profitability. It then aims to sell its shareholding at a profit after a number of years. Private Equity specialises in European mid-market buyouts, but also manages a portfolio of investments in Australian buyouts, non-controlling and controlling shareholdings in small to medium sized Dutch companies (‘participaties’), and dedicated media and telecom sector investments. It operates from seven offices across Europe and Australia.

Group Functions, including Group Services
Group Functions provides guidance on ABN AMRO’s corporate strategy and supports the implementation of the strategy in accordance with our Managing for Value methodology, Corporate Values and Business Principles. By aligning and uniting functions across ABN AMRO’s BUs and geographical territories, Group Functions also facilitates Group-wide sharing of best practices, innovation and positioning to public authorities, and binds the bank together in both an operational and cultural sense.

Group Functions includes Group Asset and Liability Management, which manages an investment and derivatives portfolio in order to manage the liquidity and interest rate risks of the Group. Group Functions also holds the Group’s strategic investments, proprietary trading portfolio and records any related profits or losses.

Business segment information for the year ended 31 December 2006

	Netherlands	Europe	North America	Latin America	Asia	Global Clients	Private Clients	Asset Mana- gement	Private Equity	Group Functions	Total
Net interest income - external	2,574	3,414	2,224	2,970	240	1,355	(959)	9	(160)	(1,092)	10,575
Net interest income - other segments	504	(2,098)	124	(65)	271	(800)	1,503	(24)	(139)	724	-
Net fee and commission income - external	711	1,011	653	449	496	1,256	671	704	18	93	6,062
Net fee and commission income - other segment	40	(228)	44	35	97	(10)	29	13	(6)	(14)	-
Net trading income	486	1,032	229	209	310	563	64	(4)	13	77	2,979
Result from financial transactions	28	169	155	34	12	41	4	40	422	182	1,087
Share of result in equity accounted investments	51	1	4	55	62	-	2	1	-	67	243
Other operating income	246	111	313	51	31	3	75	89	2	461	1,382
Income of consolidated private equity holdings	-	-	-	-	-	-	-	-	5,313	-	5,313
Total operating income	4,640	3,412	3,746	3,738	1,519	2,408	1,389	828	5,463	498	27,641
Total operating expenses	3,118	2,743	2,457	2,219	1,089	2,144	956	528	5,031	428	20,713
Loan impairment and credit risk provision	359	397	38	722	218	(27)	40	-	26	82	1,855
Total expenses	3,477	3,140	2,495	2,941	1,307	2,117	996	528	5,057	510	22,568

Operating profit/loss before taxes	1,163	272	1,251	797	212	291	393	300	406	(12)	5,073
Income tax expense	319	229	167	149	101	(13)	121	65	(3)	(233)	902
Profit from continuing operations	844	43	1,084	648	111	304	272	235	409	221	4,171
Profit from discontinued operations net of tax	505	-	104	-	-	-	-	-	-	-	609
Profit for the year	1,349	43	1,188	648	111	304	272	235	409	221	4,780

Other information at 31 December 2006
Total assets	169,862	390,326	163,276	36,169	60,187	69,443	20,510	1,402	7,706	68,183	987,064
Of which equity accounted investments	189	14	-	39	369	-	6	10	23	877	1,527
Total liabilities	168,755	385,016	156,100	31,415	58,307	61,314	19,012	1,044	6,560	73,646	961,169
Capital expenditure	373	130	181	142	85	1	39	17	451	204	1,623

Business segment information for the year ended 31 December 2005

	Netherlands	Europe	North America	Latin America	Asia	Global Clients	Private Clients	Asset Mana-gement	Private Equity	Group Functions	Total
Net interest income - external	758	2,163	2,291	2,225	323	1,549	(690)	(11)	(93)	270	8,785
Net interest income - other segments	2,570	(2,411)	(80)	(15)	241	(903)	1,219	17	(107)	(531)	-
Net fee and commission income - external	604	450	730	377	378	831	583	590	26	122	4,691
Net fee and commission income - other segments	106	(149)	4	2	43	-	29	6	(9)	(32)	-
Net trading income	392	957	269	57	131	711	44	14	(13)	59	2,621
Result from financial transactions	2	25	79	11	4	121	11	55	353	620	1,281
Share of result in equity accounted investments	13	3	4	37	73	-	1	18	-	114	263
Other operating income	184	72	224	369	44	13	100	23	1	26	1,056
Income of consolidated private equity holdings	-	-	-	-	-	128	-	-	3,509	-	3,637
Total operating income	4,629	1,110	3,521	3,063	1,237	2,450	1,297	712	3,667	648	22,334
Total operating expenses	3,282	1,208	2,299	1,848	914	1,869	915	501	3,391	74	16,301
Loan impairment and credit risk provisions	285	(35)	(86)	348	27	(50)	16	-	34	96	635
Total expenses	3,567	1,173	2,213	2,196	941	1,819	931	501	3,425	170	16,936

Operating profit/loss before taxes	1,062	(63)	1,308	867	296	631	366	211	242	478	5,398
Income tax expense	323	40	273	265	90	78	87	40	(21)	(33)	1,142
Profit/loss from continuing operations	739	(103)	1,035	602	206	553	279	171	263	511	4,256
Profit/loss from discontinued operations net of tax	136	-	51	-	-	-	-	-	-	-	187
Profit/loss for the year	875	(103)	1,086	602	206	553	279	171	263	511	4,443

Other information at 31 December 2005
Total assets	176,874	304,818	148,392	27,903	57,280	54,585	19,111	1,199	7,293	83,349	880,804
Of which equity accounted investments	163	27	-	40	371	-	5	13	7	2,367	2,993
Total liabilities	175,851	300,386	142,426	23,812	55,746	53,267	17,642	1,051	6,268	80,203	856,652
Capital expenditure	286	91	301	145	70	25	26	41	190	91	1,266

Business segment information for the year ended 31 December 2004

	Netherlands	Europe	North America	Latin America	Asia	Global Clients	Private Clients	Asset Management	Private Equity	Group Functions	Total
Net interest income - external	1,234	1,391	2,681	1,688	334	1,423	(429)	(12)	(80)	295	8,525
Net interest income - other segments	1,857	(1,180)	(349)	(152)	87	(855)	888	17	(33)	(280)	-
Net fee and commission income - external	628	458	632	340	394	860	537	531	8	97	4,485
Net fee and commission income - other segments	40	(46)	(13)	4	(11)	-	23	4	-	(1)	-
Net trading income	213	179	182	(6)	120	519	53	9	3	37	1,309
Result from financial transactions	19	(118)	(196)	(4)	(3)	133	1	10	579	484	905
Result in equity accounted investments	32	-	2	9	127	-	14	2	-	20	206
Other operating income	204	(6)	288	152	22	8	59	34	(25)	9	745
Income of consolidated private equity holdings	-	-	-	-	-	-	-	-	2,616	-	2,616
Total operating income	4,227	678	3,227	2,031	1,070	2,088	1,146	595	3,068	661	18,791
Total operating expenses	3,525	1,293	2,164	1,386	710	1,782	869	444	2,614	393	15,180
Loan impairment and credit risk provisions	177	(60)	161	230	3	49	7	-	16	24	607
Total expenses	3,702	1,233	2,325	1,616	713	1,831	876	444	2,630	417	15,787

Operating profit/loss before taxes	525	(555)	902	415	357	257	270	151	438	244	3,004
Income tax expense	159	(131)	161	174	83	68	78	46	33	44	715
Profit/loss from continuing operations	366	(424)	741	241	274	189	192	105	405	200	2,289
Profit/loss from discontinued operations net of tax	146	-	58	-	240	-	-	-	-	1,207	1,651
Profit/loss for the year	512	(424)	799	241	514	189	192	105	405	1,407	3,940

Other information at 31 December 2004
Total assets	174,102	236,558	129,834	18,371	46,943	32,137	16,416	954	4,136	68,003	727,454
Of which equity accounted investments	140	19	-	22	253	-	5	12	5	972	1,428
Total liabilities	202,650	196,839	123,702	15,703	41,164	35,899	45,307	1,113	2,843	45,682	710,902
Capital expenditure	367	57	380	112	50	26	48	6	83	23	1,152

Geographical segments
The geographical analysis presented below is based on the location of the Group entity in which the transactions are recorded.

	2006			2005			2004
	Operating income	Total assets	Capital expenditure	Operating income	Total assets	Capital expenditure	Operating income	Total assets	Capital expenditure
The Netherlands	11,440	289,984	899	9,255	285,073	577	8,497	267,222	473
Europe	6,040	419,691	179	4,672	332,922	153	2,324	254,562	122
North America	4,041	168,533	315	3,911	167,128	314	4,467	133,592	391
Latin America	3,961	36,976	141	3,271	28,420	145	2,305	18,274	113
Asia Pacific	2,159	71,880	89	1,225	67,261	77	1,198	53,804	53
Total	27,641	987,064	1,623	22,334	880,804	1,266	18,791	727,454	1,152

2 Acquisitions and disposals of subsidiaries

Major acquisitions in 2006, 2005 and 2004
The following major acquisitions were made in 2006, 2005 and 2004 and were accounted for using the purchase method:

	% acquired	Consideration	Total assets	Acquisition Date
Acquired companies
2006
Antonveneta	100	7,499	49,367	various
Private equity acquisitions	51-100	105	1,295	various

2005
Bank Corluy	100	50	121	April 2005
Private equity acquisitions	51-100	43	2,174	various

2004
Bethmann Maffei	100	110	812	January 2004
Private equity acquisitions	51-100	112	963	various

Acquisitions 2006
Antonveneta
On 2 January 2006 the Group acquired a controlling interest in Banca Antoniana Popolare Veneta (Antonveneta) in order to increase its mid-market footprint, and accelerate the existing partnership that gives access to the large Italian banking market and the customer base of Antonveneta.

During 2005 the Group had already increased its interest in Antonveneta from 12.7% to 29.9%. The purchase of 79.9 million shares of Antonveneta from Banca Popolare Italiana on 2 January 2006 resulted in the Group acquiring a controlling 55.8% share. Following purchases of shares in the open market, a public offering and the exercise of the Group’s right under Italian law to acquire minority share holdings, ABN AMRO now owns 100% of the outstanding share capital of Antonveneta.

The Group paid EUR 26.50 per share for Antonveneta, representing a total consideration of EUR 7,499 million. Total goodwill arising from the acquisition amounted to EUR 4,399 million, reflecting final adjustments to the purchase price and an adjustment to the fair value of the purchased loan portfolio over and above the provisional goodwill amount calculated at EUR 4,273 million as at 2 January 2006. For further details on the purchase price adjustments and goodwill calculation please refer to note 22. In addition, the Group has recognised newly identifiable intangible assets amounting to EUR 1,194 million. For further details on intangible assets please refer to note 22.

The impact of consolidating Antonveneta in the figures of ABN AMRO Holding N.V. as at 31 December 2006 can be summarised as follows:

Income statement	Year ended 31 December 2006
Operating income	2,071
Operating expenses	1,310
Loan impairment and other credit risk provisions	382
Operating profit before tax	379
Income tax expense	187
Profit for the year	192

Balance sheet	31 December 2006
Loans and receivables - banks	4,640
Loans and receivables - customers	38,070
Sundry assets	8,775
Total assets	51,485

Due to banks	11,777
Due to customers	19,742
Issued debt securities	9,803
Sundry liabilities	6,623
Total liabilities	47,945

BU Asset Management
In February 2006, BU Asset Management acquired International Asset Management, a ‘fund of hedge funds’ manager. The integration of this acquisition was completed in May 2006. In June 2006, BU Asset Management increased its share in its Beijing joint venture to 49% and changed local partner from XiangCai Securities to Northern Trust, a member of Tianjin TEDA holdings.

VermogensGroep
In October 2006, the Group acquired a majority share in VermogensGroep to expand its Private Clients business in the Netherlands.

Banco ABN AMRO Real
On 20 September 2006, ABN AMRO exercised its right to call Banca Intesa’s remaining 3.86% holding in Banco ABN AMRO Real. The total consideration for the acquisition of the shares amounted to EUR 233 million. After the exercise of the rights ABN AMRO owns 97.5% of the shares in Banco ABN AMRO Real.

Capitalia
On 18 October 2006 the Group purchased 24.6 million shares, representing a stake of 0.95%, in Capitalia from Pirelli S.p.A. After this purchase the Group has a stake of 8.60% in Capitalia. The consideration paid for the shares amounted to EUR 165 million.

Private Equity
Major new buy-out investments in 2006 were:
• U-pol (United Kingdom, automotive manufacturing)
• OFIC (France, isolation materials)
• Lucas Bols (Netherlands, branded liqueurs and spirits)
• Nextira One (France, integrated enterprise network solutions)
• Volution (United Kingdom, construction)
• Douglas Hanson (United States, manufacturing, add-on to Loparex, Sweden)
• Amitco (United Kingdom, manufacturing)
• Saunatec (Finland, manufacturing).

Disposals 2006
Asset Management
In April 2006 BU Asset Management disposed of its US mutual fund business to Highbury Financial Inc. The sale involved 19 mutual funds accounting for USD 6 billion assets under management. The net profit on the sale amounted to EUR 17 million. In July 2006, BU Asset Management sold its onshore Taiwanese asset management business to ING Group. The profit on the sale amounted to EUR 38 million, included in other operating income.

Kereskedelmi és Hitelbank Rt
In May 2006, ABN AMRO completed the sale of its 40% participation in Kereskedelmi és Hitelbank Rt of Hungary, as announced in December 2005, for a consideration of EUR 510 million to KBC Bank. The profit recognised on the sale included in other operating income is EUR 208 million.

Global Futures business
On 30 September 2006 ABN AMRO sold the Global Futures business for an amount of EUR 305 million (USD 386 million). The net profit on the sale amounted to EUR 190 million (EUR 229 million gross). During 2006 the Global Futures business contributed EUR 163 million of operating income and a net loss of EUR 24 million.

Private Clients
In May 2006, BU Private Clients sold its business in Denmark and in December 2006 it disposed of its business in Monaco, to focus on growth in other private banking markets and further enhance the efficiency of its global structure.

Bouwfonds non-mortgage
On 1 December 2006 the Group disposed of the property development and management activities of its Bouwfonds subsidiary. The Bouwfonds Property Development, Bouwfonds Asset Management, Bouwfonds Fondsenbeheer, Rijnlandse Bank and Bouwfonds Holding were sold to Rabobank for a cash consideration of EUR 852 million and the Bouwfonds Property Finance activities were sold to SNS Bank for a cash consideration of EUR 825 million. The total net gain on the sale of Bouwfonds amounted to EUR 338 million.

The operating result and disposal gain of the Bouwfonds businesses sold have been reported as discontinued operations in the income statement.

Private Equity
In 2006 major divestments were:
• Holland Railconsult (Netherlands, railway engineering)
• Kreatel Communications (Sweden, telecommunications)
• Sogetrel (France, telecommunications)
• Radio Holland Group (Netherlands, maritime navigation and communication systems)
• RTD (Netherlands, industrial non-destructive testing services)
• Jessops (United Kingdom, retail)
• Dennis Eagle (United Kingdom, industrial).

Acquisitions 2005
Bank Corluy
In April 2005 the acquisition of the Belgian private bank Bank Corluy was completed. The purchase price amounted to EUR 50 million. Total Assets under Management of this entity were over EUR 1.5 billion. The net asset value acquired amounted to EUR 20 million, resulting in capitalised goodwill of EUR 30 million.

Bouwfonds
In April 2005, we exercised our right to acquire the cumulative preference shares of Bouwfonds in order to obtain full legal control, in addition to the 100% economic interest we acquired in 2000.

Artemis
In December 2005, we increased our shareholding in the UK based asset management company Artemis from 58% to 71%. The consideration paid for this increase amounted to EUR 107 million.

Private Equity
Major new buy-out investments in 2005 were:
• FlexLink (Sweden, engineering)
• Strix (UK, engineering)
• Fortex (Netherlands, support services)
• Loparex (Finland, industrial products)
• Everod (Australia, medical services)
• Bel’m (France, consumer products)
• IMCD (Netherlands, chemicals), Nueva Terrain (Spain, construction)
• Roompot (Netherlands, leisure)
• Scotts and McColls (Australia, transportation)
• Bonna Sabla (France, industrial products & services)
• Bianchi Vending (Italy, business products & supplies).

Disposals 2005
ABN AMRO Trust Holding
In June 2005, the sale of ABN AMRO Trust Holding to Equity Trust was completed. The Trust and Management Services performed in Asia, Europe and the Caribbean were transferred to Equity Trust. The profit on the sale amounted to EUR 17 million.

Nachenius Tjeenk & Co.
In July 2005, the sale of Nachenius Tjeenk to BNP Paribas was completed. The net profit on sale amounted to EUR 38 million.

Real Seguros S.A.
In July 2005, ABN AMRO and Tokio Marine & Nichido Fire Insurance Co., Ltd. (‘TMNF’), an integral subsidiary of Millea Holdings, Inc. announced that TMNF would purchase from ABN AMRO 100% of Real Seguros S.A., and establish a 50/50 joint venture in Real Vida e Previdência S.A. As part of the agreement, ABN AMRO agreed to distribute on an exclusive basis through its retail network in Brazil, insurance and pension products. The net profit on the sale amounted to EUR 196 million.

Private Equity
In 2005 major divestments were:
• Handicare (Norway, medical equipment)
• MobilTel (Bulgaria, communications)
• AUSDOC (Australia, support services)
• Puzzler Media (UK, media).

Dilution of investment 2005
Capitalia
In December 2005, Capitalia issued additional shares. Because we did not participate in this offering, our shareholding reflects a dilutive effect and decreased from 9% to 8%.

Acquisitions 2004
Bethmann Maffei
In January 2004, we acquired Bethmann Maffei, a private bank in Germany for EUR 110 million. We then merged it with Delbrück & Co to form Delbrück Bethmann Maffei. With more than EUR 10 billion in Assets under Management, Delbrück Bethmann Maffei is one of the top five private banks in Germany.

Sparebank 1 Aktiv Forvaltning
In February 2004, we acquired the asset management activities of Sparebank 1 Aktiv Forvaltning of Norway.

Disposals 2004
Bank Austria
In February 2004, we sold our stake in Bank Austria for a net profit of EUR 115 million.

US Professional Brokerage
In April 2004, we sold our US Professional Brokerage unit to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Bank of Asia
In July 2004, we sold our controlling 80.77% interest in Bank of Asia in Thailand to the United Overseas Bank for a total cash consideration of THB 22,019 million or EUR 442 million as per 27 July 2004. The operating result and disposal gain of EUR 224 million have been reported as discontinued operations in the profit and loss account.

LeasePlan Corporation
In November 2004, we sold LeasePlan Corporation of the Netherlands for a net profit of EUR 844 million (under Dutch GAAP) to a consortium of investors led by Volkswagen Group. The operating result and disposal gain have been reported as discontinued operations in the profit and loss account.

Executive Relocation Corporation
In November 2004, we sold our US employee relocation management and consulting firm, Executive Relocation Corporation, to SIRVA Inc. of the United States for USD 100 million.

US defined contribution pensions administration business
On 31 December 2004, Business Unit Asset Management sold its US defined contribution pensions (401(k)) administration business to Principal Financial Group of the United States.

3 Net interest income

	2006	2005	2004
Interest income from:
Cash and balances at central banks	459	348	218
Financial assets held for trading	2,101	1,559	1,389
Financial investments	5,433	5,191	4,186
Loans and receivables - banks	4,001	2,660	2,078
Loans and receivables - customers	25,704	19,887	16,657
Subtotal	37,698	29,645	24,528
Interest expense from:
Financial liabilities held for trading	1,289	1,054	976
Due to banks	5,449	5,037	3,941
Due to customers	12,208	9,616	7,254
Issued debt securities	7,140	4,160	2,744
Subordinated liabilities	1,037	993	1,088
Subtotal	27,123	20,860	16,003
Total	10,575	8,785	8,525

4 Net fee and commission income

	2006	2005	2004
Fee and commission income
Securities brokerage fees	1,785	1,560	1,548
Payment and transaction services fees	2,123	1,530	1,401
Asset management and trust fees	1,562	1,153	1,041
Fees generated on financing arrangements	248	180	158
Advisory fees	500	336	311
Insurance related commissions	168	168	130
Guarantee fees	223	218	160
Other fees and commissions	518	427	436
Subtotal	7,127	5,572	5,185
Fee and commission expense
Securities brokerage expense	330	321	281
Payment and transaction services expense	287	165	125
Asset management and trust expense	151	127	126
Other fee and commission expense	297	268	168
Subtotal	1,065	881	700
Total	6,062	4,691	4,485

5 Net trading income

	2006	2005	2004
Securities	61	978	179
Foreign exchange transactions	789	662	687
Derivatives	2,199	933	380
Other	(70)	48	63
Total	2,979	2,621	1,309

Interest income and expense on trading positions are included in interest income and expense.

6 Results from financial transactions

	2006	2005	2004
Net gain from the disposal of available-for-sale debt securities	634	431	179
Net gain from the sale of available-for-sale equity investments	158	55	154
Dividend on available-for-sale equity investments	71	54	48
Net gain on other equity investments	491	514	694
Hedging ineffectiveness	58	39	(112)
Fair value change of credit default swaps	(280)	(51)	(12)
Other	(45)	239	(46)
Total	1,087	1,281	905

The net gain on other equity investments includes gains and losses arising on investments held at fair value and the result on the sale of consolidated holdings of a private equity nature.

The Group enters into credit default swaps for managing portfolio credit risk. However, these are generally not included in hedge accounting relationships due to difficulties in demonstrating that the relationship will be highly effective. Accordingly any fair value changes are recorded directly in income, while the gains and losses on the credit positions hedged are accrued in interest income and expense and as impairment and other credit related provisions if any.

7 Other operating income

	2006	2005	2004
Insurance activities	103	150	177
Leasing activities	61	60	63
Disposal of operating activities and equity accounted investments	553	347	187
Other	665	499	318
Total	1,382	1,056	745

Income from insurance activities can be analysed as follows:

	2006	2005	2004
Premium income	1,273	1,182	1,243
Investment income	308	406	300
Provision for insured risk	(1,478)	(1,438)	(1,366)
Total	103	150	177

The 2006 result on disposal of operating activities (not qualifying as discontinued operations) and equity accounted investments includes the profit recognised on the following sales: Kereskedelmi és Hitelbank Rt to KBC Bank of EUR 208 million, the Global Futures business to UBS of EUR 229 million, Asset Management Taiwan to ING Group of EUR 38 million and Asset Management Mutual Funds USA to Highbury Financial Inc. of EUR 17 million.

In 2006 an amount of EUR 110 million has been recognised in relation to the settlement of a claim regarding a former subsidiary of our US operations in the line Other.

8 Personnel expenses

	2006	2005	2004
Salaries (including bonuses and allowances)	6,469	5,686	5,413
Social security expenses	873	710	592
Pension and post-retirement healthcare costs	404	11	373
Share-based payment expenses	78	61	4
Temporary staff costs	309	228	196
Termination payments	144	174	191
Restructuring related costs[11]	153	42	502
Other employee costs	211	313	279
Total	8,641	7,225	7,550

Average number of employees (fte):
Banking activities Netherlands	26,260	26,960	27,819
Banking activities foreign countries	79,173	66,054	65,957
Consolidated private equity holdings[40]	29,945	22,201	17,938
Total	135,378	115,215	111,714

The 2006 increase in Salaries is mainly due to the consolidation of Antonveneta and increased bonus expenses in relation to our BU Global Markets activities.

9 General and administrative expenses

	2006	2005	2004
Professional fees	1,376	1,055	763
Information technology expenses	1,311	909	800
Property costs	918	751	725
Staff related expenses (including training)	204	179	149
Travel and transport	350	296	258
Stationary and printing expense	112	114	111
Communication and information	603	461	455
Commercial expenses	656	547	410
Expenses of consolidated private equity holdings	466	352	284
Restructuring related costs[11]	(27)	(9)	179
Sundry expenses	1,088	898	613
Total	7,057	5,553	4,747

10 Depreciation and amortisation

	2006	2005	2004
Property depreciation	207	145	153
Equipment depreciation	551	538	512
Software amortisation	385	272	274
Amortisation of other intangible assets	170	16	2
Impairment losses on goodwill of private equity investments	1	19	124
Impairment losses on property and equipment	1	9	38
Impairment of property and equipment from restructuring[11]	16	4	109
Impairment of software	-	1	6
Total	1,331	1,004	1,218

This item includes EUR 212 million (2005: EUR 133 million and 2004: EUR 151 million) of depreciation, amortisation and impairments charged by consolidated private equity holdings (see note 41). Amortisation of other intangible assets in 2006 mainly relate to Antonveneta (see note 22).

11 Restructuring costs

The following table summarises the Group’s restructuring costs as included in the relevant cost categories.

	2006	2005	2004
Personnel related costs	153	42	502
Other administrative expenses	(27)	(9)	179
Impairment of property and equipment	16	4	109
Total	142	37	790

Restructuring charges and releases in income statements
Restructuring charges of EUR 137 million have been accounted for in relation to the services and IT alignment initiatives. Also restructuring costs of EUR 123 million have been recognised in respect of the efficiency improvement initiatives in Group Functions, North America and Global Markets activities, as included in our regional BUs:
• The Group has identified opportunities to improve productivity and efficiency whilst maintaining an effective control framework at all times. This affects mainly the head office and predominantly Group Risk Management and corporate IT projects through acceleration of the implementation of the IT operating model for Group Functions. The restructuring provision accounted for in relation to this amounts to EUR 47 million.
• In order to bring the efficiency ratio in line with peers a process of continuous efficiency improvement has started in BU North America. The first step was the announcement at the end of 2006 to reduce BU North America’s workforce. A provision expense of EUR 41 million has been recorded in respect of this.
• Global Markets, as reflected in the regions, announced further initiatives to improve the efficiency ratio. A provision of EUR 85 million, including EUR 25 million in the Services initiative and EUR 25 million in the Europe IT provision, has been recorded to support the initiative.

• The Services Operations organisation is responsible for the Group’s internal services such as transaction processing, clearing and settlement. The Services Operations initiative brings together a portfolio of projects, covering the whole scope of the global banking operations and improving the efficiency of the internal processes. The initiative is being implemented over a three-year timeframe (2006-2008). The initiative will mainly impact operations in the Netherlands, United States, Brazil and United Kingdom. The total amount provided is EUR 108 million, of which EUR 25 million relating to Global Markets, as reflected in the regions.
• ABN AMRO will further aligns all IT areas within the bank to the global Services IT model previously established. All sourcing is brought under a single governance structure, supported by a multi-vendor operating model. In Europe, the IT alignment primarily has consequences for the IT-related activities in the UK. This happens through consolidation of infrastructure estate and further off shoring of application development. It will also leads to a significant reduction in contractors and consultants. Total amount provided is EUR 29 million, of which EUR 25 million to Global Markets, as reflected in the regions.

A review performed on various restructuring provisions established in prior years has led to a release of EUR 118 million. This review assessed the status of existing restructuring initiatives, contemplated the impact of new plans and identified releases including those arising from higher levels of voluntary leavers due to stronger than expected employment markets.

12 Income tax expense

Recognised in the income statement

	2006	2005	2004
Current tax expense
Current year	944	1,106	1,186
Under/(over) provided in prior years	(96)	(87)	(30)
Subtotal	848	1,019	1,156
Deferred tax expense
Origination and reversal of timing differences	322	257	(373)
Reduction in tax rate	(141)	(35)	(13)
Subtotal	181	222	(386)
Total	1,029	1,241	770

Continuing operations	902	1,142	715
Discontinued operations	138	99	55
Taxation on disposal	(11)	-	-
Total	1,029	1,241	770

The Group made net cash income tax payments of EUR 1.2 billion in 2006 (2005: EUR 1.1 billion).

Reconciliation of the total tax charge
The effective tax rate on the Group’s profit before tax differs from the theoretical amount that would arise using the basic tax rate of the Netherlands. The difference can be explained as follows:

	2006	2005	2004
	(in percentages points)
Dutch tax rate	29.6	31.5	34.5
Effect of tax rate in foreign countries	(2.1)	(5.0)	(4.2)
Effect of previously unrecognised tax losses utilised	-	(0.8)	-
Effect of tax-exempt income in the Netherlands	(7.2)	(1.2)	(3.7)
Other	(2.6)	(2.7)	(3.0)
Effective tax rate on operating profit	17.7	21.8	23.6

Recognised directly in equity	2006	2005	2004
	(benefits)/charges
Relating to currency translation	114	(198)	51
Relating to cash flow hedges	(223)	(235)	(54)
Relating to available-for-sale assets	190	169	118
Total	81	(264)	115

13 Earnings per share

The calculations for basic and diluted earnings per share are presented in the following table.

	2006	2005	2004
Profit for the year attributable to shareholders of the parent company	4,715	4,382	3,865
Profit from continuing operations attributable to shareholders of the parent company	4,106	4,195	2,214
Profit from discontinued operations attributable to shareholders of the parent company	609	187	1,651

Weighted average number of ordinary shares outstanding (in millions)	1,882.5	1,804.1	1,657.6
Dilutive effect of staff options (in millions)	7.5	4.3	3.1
Conditional share awards (in millions)	5.5	1.3	1.0
Diluted number of ordinary shares (in millions)	1,895.5	1,809.7	1,661.7

Earnings per share from Continuing operations
Basic earnings per ordinary share (in euros)	2.18	2.33	1.34
Fully diluted earnings per ordinary share (in euros)	2.17	2.32	1.34

Earnings per share from Continuing and discontinued operations
Basic earnings per ordinary share (in euros)	2.50	2.43	2.33
Fully diluted earnings per ordinary share (in euros)	2.49	2.42	2.33

Number of ordinary shares outstanding as at 31 December (in millions)	1,853.8	1,877.9	1,669.2
Net asset value per ordinary share (in euros)	12.73	11.83	8.88
Number of preference shares outstanding as at 31 December (in millions)	1,369.8	1,369.8	1,369.8
Return on average shareholders’ equity (in %)	20.7	23.5	29.7

14 Cash and balances at central banks

This item includes cash on hand and deposits with central banks in countries in which the bank has a presence.

	2006	2005
Cash on hand	1,887	1,590
Balances at central bank	10,430	15,067
Total	12,317	16,657

15 Financial assets and liabilities held for trading

	2006	2005
Financial assets held for trading
Interest-earning securities:
Dutch government	976	2,520
US treasury and US government agencies	1,115	7,843
Other OECD governments	29,529	37,855
Other interest-earning securities	28,670	13,789
Subtotal	60,290	62,007

Equity instruments	40,112	34,676
Derivative financial instruments	105,334	105,372
Total	205,736	202,055

Financial liabilities held for trading
Short positions in financial assets	45,861	52,060
Derivative financial instruments	99,503	96,528
Total	145,364	148,588

Gains and losses on derivative financial instruments and changes in fair value of other trading instruments are recognised in net trading income. Interest income and expense from debt and other fixed-income instruments that are held for trading are recognised in net interest income.

Trading portfolio derivative financial instruments

		2006			2005
			Fair values			Fair values
		Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
Interest rate derivatives
OTC	Swaps	5,788,088	57,947	55,768	4,846,112	70,644	64,527
	Forwards	342,962	73	69	220,612	80	73
	Options (purchased)	280,482	4,679	-	243,296	6,072	-
	Options (sold)	334,774	-	4,685	266,718	-	6,321
Exchange	Futures	277,120	64	41	209,197	1	2
	Options (purchased)	19	-	-	292	3	-
	Options (sold)	-	-	-	293	-	1
	Subtotal	7,023,445	62,763	60,563	5,786,520	76,800	70,924
Currency derivatives
OTC	Swaps	648,243	14,694	11,582	518,012	12,356	10,431
	Forwards	637,773	7,460	6,723	507,385	5,004	5,661
	Options (purchased)	62,697	2,183	-	63,835	1,524	-
	Options (sold)	62,168	-	2,291	66,174	-	1,313
Exchange	Futures	8,462	18	12	2,855	5	8
	Options	2,752	15	9	7,243	71	70
	Subtotal	1,422,095	24,370	20,617	1,165,504	18,960	17,483
Other
OTC	Equity, commodity and other	1,540,334	11,271	10,340	511,791	4,747	4,589
	Equity options (purchased)	29,467	4,579	-	24,116	3,507	-
	Equity options (sold)	27,630	-	5,495	26,987	-	2,472
Exchange	Equity, commodity and other	12,439	338	27	12,389	288	23
	Equity options (purchased)	20,571	2,013	-	14,848	1,070	-
	Equity options (sold)	22,916	-	2,461	15,794	-	1,037
	Subtotal	1,653,357	18,201	18,323	605,925	9,612	8,121
Total		10,098,897	105,334	99,503	7,557,949	105,372	96,528
For an analysis of the market and liquidity risks involved, please refer to note 39.

16 Financial investments

	2006	2005
Interest-earning securities - available-for-sale
Dutch government	2,537	2,781
US treasury and US government	4,800	6,618
Other OECD governments	38,437	51,760
Mortgage-backed securities	14,655	12,100
Other interest-earning securities	57,129	39,918
Subtotal	117,558	113,177

Interest-earning securities - held-to-maturity
Dutch government	1,285	2,136
US treasury and US government	14	22
Other OECD governments	2,001	3,660
Mortgage-backed securities	26	36
Other interest-earning securities	403	718
Subtotal	3,729	6,572
Total	121,287	119,749

Equity investments
Available-for-sale	1,866	2,337
Designated at fair value through income	2,228	1,688
Subtotal	4,094	4,025
Total	125,381	123,774

Other interest-earning securities include investments in covered bonds. Income from debt and other fixed-income instruments is recognised using the effective interest method in interest income. Dividend income from other equity instruments is recognised in results from financial transactions.

17 Loans and receivables - banks

This item is comprised of amounts due from or deposited with banking institutions.

	2006	2005
Current accounts	9,473	5,479
Time deposits placed	15,396	11,613
Professional securities transactions[33]	105,969	87,281
Loans to banks	3,986	4,279
Subtotal	134,824	108,652
Allowances for impairment[19]	(5)	(17)
Total	134,819	108,635

The movements during the year are mainly due to an increase in professional securities transactions in the UK.

18 Loans and receivables - customers
This item is comprised of amounts receivable, mainly regarding loans and mortgages balances with non-bank customers.

	2006	2005
Public sector	11,567	7,461
Commercial	180,262	152,411
Consumer	135,484	122,708
Professional securities transactions[33]	93,716	74,724
Multi-seller conduits	25,872	25,931
Subtotal	446,901	383,235
Allowances for impairment[19]	(3,646)	(2,987)
Total	443,255	380,248

The increase year-on-year reflects the consolidation of Antonveneta, impact EUR 38 billion, and growth in the loan portfolio of BU Asia and BU Latin America.

The amount advanced held by multi-seller conduits is typically collateralised by a pool of customer receivables in excess of the amount advanced, such that credit risk is very low (see note 39). These conduits issue commercial paper as specified in note 26.

The risk management disclosures section on credit risk (see note 39) contains information about the concentration of credit risk by business sector and geographical location, as well as a breakdown of the amounts by type of collateral.

19 Loan impairment charges and allowances

	2006	2005
Balance at 1 January	3,004	3,177
Loan impairment and other credit risk provisions:
New impairment allowances	2,563	1,409
Reversal of impairment allowances no longer required	(455)	(544)
Recoveries of amounts previously written off	(253)	(236)
Other credit related charges	-	6
Total loan impairment and other credit risk provisions	1,855	635

Amount recorded in interest income from unwinding of discounting	(62)	(32)
Currency translation differences	(56)	208
Amounts written off (net)	(1,136)	(1,070)
Disposals of businesses and discontinued operations	(70)	13
Reserve for unearned interest accrued on impaired loans	116	73
Balance at 31 December	3,651	3,004

All loans are assessed for potential impairment either individually and/or on a portfolio basis. The allowance for impairment is apportioned as follows:

	2006	2005
Commercial loans	2,344	2,146
Consumer loans	1,302	841
Loans to banks	5	17
Total	3,651	3,004

Loan provisioning-commercial loans
The Group reviews the status of credit facilities issued to commercial clients at least every 6 or 12 months. Additionally, credit officers continually monitor the quality of the credit, the client and the adherence to contractual conditions. Should the quality of a loan or the borrower’s financial position deteriorate to the extent that doubts arise over the borrower’s ability to meet their contractual obligations, management of the relationship is transferred to the Financial Restructuring and Recovery function.

After making an assessment, Financial Restructuring and Recovery determines the amount, if any, of the specific allowances that should be made, after taking into account the value of collateral. We partly or fully release specific allowances when the debt is repaid or expected future cash flows improve due to positive changes in economic or financial circumstances.

Loan provisioning-consumer loan products
The bank offers a wide range of consumer loan products and programmes such as personal loans, home mortgages, credit cards and home improvement loans. Provisioning for these products is carried out on a portfolio basis, with a specific provision for each product being determined by the portfolio’s size and loss experience.

Our consumer loan portfolio policy states that, in general, when interest or principal on a consumer loan is 90 days or more past due, such loans are classified as non-performing and as a result the loans are considered impaired.

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

Allowance for incurred but not identified losses
In addition to impairment allowances calculated on a specific or portfolio basis, the Group also maintains an allowance to cover undetected impairments existing within loans due to delays in obtaining information that would indicate that losses exist at the balance sheet date.

20 Equity accounted investments

	2006	2005
Banking institutions	1,436	2,885
Other investments	91	108
Total	1,527	2,993

Balance at 1 January	2,993	1,428
Movements:
Purchases	194	1,554
Sales/reclassifications	(1,833)	(265)
Share in results of equity accounted investments	243	263
Dividends received from equity accounted investments	(72)	(63)
Currency translation differences	(43)	31
Other	45	45
Balance at 31 December	1,527	2,993

In this balance an 8.6% interest in Capitalia is included. ABN AMRO equity accounts for this interest because ABN AMRO is the largest party of a shareholder pact and has representation in the Supervisory Board.

Reclassifications mainly relate to Antonveneta, which became a consolidated operating entity as of 2 January 2006.

Purchases in 2005 include our increased stake in Antonveneta. During 2005 our investment in Kereskedelmi és Hitelbank Rt. was reclassified to available-for-sale assets upon the loss of significant influence, prior to being sold in 2006.

Included in the Group’s cash flow hedging and available-for-sale reserve is EUR 53 million (2005: EUR 95 million) of unrealised gains relating to equity accounted investments.

Investments with a book value of EUR 875 million (2005: EUR 2,345 million) that are traded on a recognised stock exchange had a combined market value of EUR 1,601 million (2005: EUR 3,399 million).

Amounts receivable from and payable to equity accounted investments included in the various balance sheet items totalled:

	2006	2005
Loans and receivables - banks	11	1,151
Loans and receivables - customers	212	495
Due to banks	61	138
Due to customers	258	246

The principal equity accounted investments of the Group on an aggregated basis (not adjusted for the Group’s proportionate interest) have the following balance sheet and income statement totals:

	2006	2005
Total assets	155,000	192,927
Total liabilities	134,741	180,577
Total operating income	7,432	8,887
Profit before tax	2,355	1,524

21 Property and equipment

The book value of property and equipment in 2006 and 2005 changed as follows:

	Property
	Used in operations	Other	Equipment	Total
Balance at 1 January 2006	3,340	2,979	1,791	8,110
Movements:
Business combinations	1,010	98	215	1,323
Divestment of businesses	(269)	(2,846)	(171)	(3,286)
Additions	450	783	688	1,921
Disposals	(108)	(767)	(148)	(1,023)
Impairment losses	(17)	-	-	(17)
Depreciation	(203)	(4)	(551)	(758)
Currency translation differences	(93)	(7)	(43)	(143)
Other	153	11	(21)	143
Balance at 31 December 2006	4,263	247	1,760	6,270

Representing:
Cost	5,881	276	4,448	10,605
Cumulative impairment	(44)	(17)	(4)	(65)
Cumulative depreciation	(1,574)	(12)	(2,684)	(4,270)

	Property
	Used in operations	Other	Equipment	Total
Balance at 1 January 2005	2,994	2,677	1,502	7,173
Movements:
Business combinations	308	24	508	840
Divestment of businesses	(36)	(182)	(186)	(404)
Additions	379	763	453	1,595
Disposals	(294)	(722)	(45)	(1,061)
Impairment losses	(13)	(11)	(1)	(25)
Depreciation	(145)	—	(538)	(683)
Discontinued operations	(2)	391	2	391
Currency translation differences	149	39	96	284
Balance at 31 December 2005	3,340	2,979	1,791	8,110

Representing:
Cost	4,802	3,091	3,801	11,694
Cumulative impairment	(48)	(103)	(2)	(153)
Cumulative depreciation	(1,414)	(9)	(2,008)	(3,431)

Divestment of businesses in 2006 mainly relates to development property of Bouwfonds.

As lessee
The Group leases equipment under a number of finance lease agreements. At 31 December 2006 the net carrying amount of leased equipment included in property and equipment was EUR 8 million (2005: EUR 23 million).

As lessor
The Group also leases out various assets, included in ‘Other’, under operating leases. Non-cancellable operating lease rentals are as follows:

	2006	2005
Less than one year	56	27
Between one and five years	140	100
More than five years	49	30
	245	157

During the year ended 31 December 2006, EUR 59 million (2005: EUR 60 million) was recognised as rental income in the income statement and EUR 48 million (2005: EUR 51 million) in respect of directly related expenses.

22 Goodwill and other intangible assets

	2006	2005
Goodwill	4,714	198
Private equity goodwill	2,436	2,128
Software	959	758
Other intangibles	1,298	99
Subtotal	9,407	3,183
Mortgage servicing rights	-	1,985
Total	9,407	5,168

The book value of goodwill and other intangibles, excluding mortgage servicing rights, changed as follows:

	Goodwill	Private equity goodwill	Software	Other intangibles	Total
Balance at 1 January 2006	198	2,128	758	99	3,183
Movements:
Business combinations	4,399	270	133	1,095	5,897
Divestments of businesses	—	(171)	(1)	(35)	(207)
Other additions	115	297	485	315	1,212
Disposals	—	(87)	(6)	(6)	(99)
Impairment losses	—	(1)	—	—	(1)
Amortisation	—	—	(385)	(170)	(555)
Currency translation differences	2	—	(36)	(1)	(35)
Other	—	—	11	1	12
Balance at 31 December 2006	4,714	2,436	959	1,298	9,407

Representing:
Cost	4,716	2,580	2,133	1,486	10,915
Cumulative impairment	(2)	(144)	(3)	—	(149)
Cumulative amortisation	—	—	(1,171)	(188)	(1,359)

	Goodwill	Private equity goodwill	Software	Other intangibles	Total
Balance at 1 January 2005	67	877	602	93	1,639
Movements:
Business combinations	35	1,281	5	51	1,372
Divestments of businesses	(2)	(91)	(14)	(70)	(177)
Other additions	97	80	425	42	644
Disposals	—	—	(9)	—	(9)
Impairments	—	(19)	(1)	—	(20)
Amortisation	—	—	(272)	(16)	(288)
Discontinued operations	—	—	(7)	(2)	(9)
Currency translation differences	1	—	29	1	31
Balance at 31 December 2005	198	2,128	758	99	3,183

Representing:
Cost	200	2,271	1,572	120	4,163
Cumulative impairment	(2)	(143)	(15)	—	(160)
Cumulative amortisation	—	—	(799)	(21)	(820)

Business combinations
On 2 January 2006 the Group acquired Antonveneta, refer to note 2 for further details. The fair values of the identifiable assets and liabilities of Antonveneta as at 2 January 2006, and the goodwill arising on acquisition are as follows:

	Recognised on acquisition by the group	Carrying value Antonveneta
Intangible assets	1,233	848
Property and equipment	752	751
Financial assets	43,058	41,936
Deferred tax assets	958	736
All other assets	3,366	3,461
Total identifiable assets	49,367	47,732
Deferred tax liabilities	654	147
All other liabilities	45,463	44,487
Total identifiable liabilities	46,117	44,634
Total net assets	3,250	3,098

Purchase price (100%)	7,499
Net assets	(3,250)
Fair value adjustment of pre-existing 12.7% investment included in shareholders’ equity	150
Goodwill arising on acquisition of 100% outstanding shares	4,399

Impairment testing of goodwill
Goodwill has been allocated for impairment testing purposes to individual cash-generating units within the business. The EUR 4,399 million of goodwill allocated to the Antonveneta cash-generating unit is the only significant individual carrying amount. The remaining goodwill is allocated across multiple cash-generating units whose recoverable amounts are assessed independently of one another.

The recoverable amount of Antonveneta has been determined based on a value in use basis, calculated using a discounted dividend model, which applies a dividend payout ratio to the cash flow of the business. Cash flows for an initial five-year period are based on financial forecasts used in target setting by management, in this case a two-year detailed forecast with subsequent three-year extrapolation. Beyond the initial five-year period a maximum dividend payout ratio, subject to the special features of the banking business and its regulatory environment has been applied to cash flows estimated with reference to the following key assumptions:

• Expected long term return on equity	18.0%
• Expected growth rate	1.5%.

Management has benchmarked these key assumptions against market forecasts and expectations. The dividend model is based on post-tax cash flows. Therefore these cash flows have been discounted using a post-tax discount rate of 8.5%, reflecting the risk-free interest rate with an appropriate market risk premium for the business.

Management believes that it may be reasonably possible that changes in the key assumptions would cause the carrying amount of the Antonveneta cash-generating unit to exceed its recoverable amount. The calculated recoverable amount of Antonveneta currently exceeds its carrying amount by EUR 126 million. The recoverable amount of Antonveneta would be equal to its carrying amount if the actual value of each key assumption, assuming the other assumptions were constant, was as follows:

• Actual growth rate	fell to	1.3%
• Actual return on equity	fell to	17.7%, or
• Discount rate	increased to	8.6%.

Other Intangibles
As a result of the acquisition of Antonveneta, the Group has recognised newly identifiable intangible assets as follows:

Core deposit intangible assets	400
Core overdraft intangible assets	224
Other customer relationship intangible assets	325
Other intangible assets	245
Total	1,194

The amortisation period for all newly identifiable intangible assets is on average approximately 8 years. The Group estimates that the total amortisation expense (pre-tax) related to the newly identifiable intangible assets amounts to EUR 174 million in each of the next two years up to and including 2008, and to EUR 142 million for 2009 and to EUR 135 million for each of the three years thereafter up to and including 2012.

23 Other assets

	2006	2005
Deferred tax assets[30]	3,479	2,682
Current tax assets	1,189	337
Derivatives assets used for hedging[37]	3,214	3,213
Mortgages originated for-sale	331	4,311
Unit-linked investments held for policyholder accounts	5,462	3,624
Pension assets[28]	145	119
Other assets of consolidated private equity holdings, including inventories	1,733	1,531
Sundry assets and other receivables	11,659	9,733
Total	27,212	25,550

Mortgages originated-for-sale and unit-linked investments held for policyholders are designated at fair value with changes through income. Mortgages originated-for-sale are originated by our mortgage banking business in North America. In the prior year, the volume of originated-for-sale loans was significantly higher due to the inclusion of those loans originated by ABN AMRO Mortgage Group, Inc., which is now classified as held for sale.

Sundry assets include insurance related deposits and other short-term receivables.

24 Due to banks

This item is comprised of amounts due to banking institutions, including central banks and multilateral development banks.

	2006	2005
Professional securities transactions[33]	87,762	71,231
Current accounts	20,273	23,573
Time deposits	70,127	63,836
Advances from Federal Home Loan banks	7,293	7,239
Other	2,534	1,942
Total	187,989	167,821

25 Due to customers

This item comprises amounts due to non-banking customers.

	2006	2005
Consumer current accounts	35,358	21,502
Commercial current accounts	75,689	67,133
Consumer savings accounts	89,893	84,166
Commercial deposit accounts	96,577	87,099
Professional securities transactions[33]	57,828	48,982
Other	7,038	8,201
Total	362,383	317,083

26 Issued debt securities

	2006		2005
	Effective rate %		Effective rate %
Bonds and notes issued	4.1	117,122	3.2	90,050
Certificates of deposit and commercial paper	4.8	56,375	2.9	51,873
Cash notes, savings certificates and bank certificates	5.6	2,269	4.2	2,657
Subtotal		175,766		144,580
Commercial paper issued by multi-seller conduits	5.0	26,280	3.4	26,039
Total		202,046		170,619

Bonds are issued in the capital markets with a focus on the euro market and are denominated mostly in euro and US dollars. The commercial paper programmes are issued globally with the majority issued in the United States and Europe. The other debt securities are instruments used in markets in which ABN AMRO is active and are usually denominated in local currencies. Of the total amount, EUR 75.3 billion (2005: EUR 60.6 billion) are variable interest bearing securities. EUR 20.1 billion (2005: EUR 16.5 billion) of issued debt of a fixed rate nature has been designated in fair value hedge relationships.

Issued debt securities in (currency):

	2006	2005
EUR	95,452	77,660
USD	84,308	75,243
Other	22,286	17,716
Total	202,046	170,619

Included in the balance above are various structured liabilities that have been designated at fair value through income due to the inclusion of embedded derivative features. These liabilities had a fair value at 31 December 2006 of EUR 2,540 million (2005: EUR 2,815 million) and an amortised cost value of EUR 2,661 million (2005: EUR 2,882 million).

Maturity Analysis	2006	2005
Within one year	103,531	102,368
After one and within two years	18,231	11,770
After two and within three years	19,380	7,175
After three and within four years	13,402	7,521
After four and within five years	7,903	8,082
After five years	39,599	33,703
Total	202,046	170,619

27 Provisions

	2006	2005
Provision for pension commitments[28]	649	942
Provision for contributions to post-retirement healthcare[28]	111	101
Other staff provision	672	459
Insurance fund liabilities	4,080	3,169
Restructuring provision	415	501
Other provisions	1,923	1,239
Total	7,850	6,411

The other staff provisions relate in particular to occupational disability and other benefits, except early retirement benefits, payable to non-active employees. Provisions created for staff benefit schemes due to restructuring are accounted for as restructuring provision. Insurance fund liabilities include the actuarial reserves and the premium and claims reserves of the Group’s insurance companies.

	Other staff provisions	Restructuring	Other provisions
Balance at 1 January 2006	459	501	1,239
Movements:
Additions from income statement	74	126	430
Expenses charged to provisions	(203)	(178)	(512)
Acquisitions/disposals	89	(40)	416
Currency translation differences	(15)	(8)	(26)
Other	268	14	376
Balance at 31 December 2006	672	415	1,923

	Other staff provisions	Restructuring	Other provisions
Balance at 1 January 2005	448	752	880
Movements:
Additions from income statement	316	33	513
Expenses charged to provisions	(320)	(298)	(289)
Acquisitions/disposals	—	—	28
Currency translation differences	15	14	107
Balance at 31 December 2005	459	501	1,239

Insurance fund liabilities movements are as follows:

	2006	2005
Balance at 1 January	3,169	3,111
Premium carried from income statement	370	294
Claims paid	(210)	(14)
Interest	21	34
Acquisitions/disposals	825	(637)
Changes in estimates and other movements	(78)	97
Currency translation differences	(17)	284
Balance at 31 December	4,080	3,169

28 Pension and other post-retirement employee benefits

Pension costs and contributions for post-retirement healthcare borne by the Group are included in personnel expenses and are shown in the following table:

	Pension		Healthcare
	2006	2005	2006	2005
Service cost	374	320	5	24
Interest cost	529	510	10	39
Expected return on plan assets	(632)	(585)	(5)	(5)
Net amortisation of net actuarial (gain)/loss	27	1	(1)	9
Net amortisation of prior-service cost	(72)	1	—	—
(Gain)/loss on curtailment or settlements	1	(11)	—	(453)
Defined benefit plans	227	236	9	(386)
Defined contribution plans	168	161	—	——
Total costs	395	397	9	(386)

Liability for defined benefit obligations
The Group makes contributions to 44 (2005: 58) defined benefit plans that provide pension benefits for employees upon retirement. The amounts recognised in the balance sheet are as follows:

	Pension		Healthcare
	2006	2005	2006	2005
Present value of funded obligations	12,167	12,316	81	88
Present value of unfunded obligations	134	87	58	51
Less: Fair value of plan assets	11,149	10,212	60	63
Present value of net obligations	1,152	2,191	79	76
Unrecognised prior year service cost	(7)	(10)	—	—
Unrecognised actuarial (losses)/gains	(683)	(1,400)	32	25
Unrecognised assets	42	42	—	—
Net recognised liability for defined benefit obligations	504	823	111	101

Included in the net recognised liability for pension is a pension asset of EUR 145 million (2005: EUR 119 million).

Movements in the net liability / asset recognised in the balance sheet are as follows:

	Pension		Healthcare
	2006	2005	2006	2005
Net liability at 1 January	823	1,144	101	524
Acquisition/disposals	30	(1)	—	—
Contributions paid	(582)	(572)	(6)	(56)
Expense recognised in the income statement	227	236	9	(386)
Currency translation differences	6	16	7	19
Net liability at 31 December	504	823	111	101

Explanation of the assets and liabilities
The following tables summarise the changes in benefit obligations and plan assets of the main pension plans and other employee benefit plans.

Movements in projected benefit obligations:

	Pension		Healthcare
	2006	2005	2006	2005
Balance at 1 January	12,403	10,715	139	760
Service cost	374	320	5	24
Interest cost	529	510	10	39
Employee contributions/refunds	5	15	—	—
Actuarial (gain)/loss	(518)	925	(3)	45
Benefits paid	(333)	(312)	(9)	(50)
Acquisitions/disposals	30	(1)	—	—
Plan amendments	(87)	2	—	—
Settlement/curtailment	(2)	(25)	—	(707)
Currency translation differences	(100)	212	(10)	28
Other	-	42	7	—
Balance at 31 December	12,301	12,403	139	139

Movements in fair value of plan assets:

	Pension		Healthcare
	2006	2005	2006	2005
Balance at 1 January	10,212	8,754	63	46
Actual return on plan assets	782	984	7	2
Employee contributions/refunds	5	15	—	—
Employer’s contribution	571	572	—	9
Benefits paid	(322)	(298)	(3)	(3)
Currency translation differences	(100)	195	(7)	9
Recognised settlement/curtailment	—	(10)	—	—
Other	1	—	—	—
Balance at 31 December	11,149	10,212	60	63

The weighted averages of the main actuarial assumptions used to determine the value of the provisions for pension obligations and contributions to health insurance as at 31 December were as follows:

	2006	2005
Pensions
Discount rate	4.6%	4.3%
Expected increment in salaries	2.8%	2.4%
Expected return on investments	6.0%	6.2%

Healthcare
Discount rate	8.2%	7.8%
Average rise in the costs of healthcare	9.0%	9.5%

The expected return on investments regarding pension obligations is weighted on the basis of the fair value of these investments. The average rise in cost of healthcare is weighted on the basis of the healthcare cost of 2006. All other assumptions are weighted on the basis of the defined benefit plan obligations.

For the pension plans, the target and actual allocation of the plan assets are as follows:

Allocation of plan assets

	Target allocation 2006	Actual allocation 2006	Actual allocation 2005
Plan asset category
Equity securities	53.2%	53.2%	52.8%
Issued debt securities	46.1%	45.6%	45.3%
Real estate	0.3%	0.2%	0.1%
Other	0.4%	1.0%	1.8%
Total	100.0%	100.0%	100.0%

Plan assets for 2006 and 2005 do not include investments in ordinary shares, debt issued or property occupied by the Group.

Forecast of pension benefits payments

2007	338
2008	357
2009	386
2010	417
2011	447
Years after 2011	2,663

The Group’s expected contribution to be paid to defined pension schemes in 2007 is EUR 407 million (2006: EUR 598 million).

A one percentage point change in the assumed rate of increase in healthcare costs would have the following effects:

	Increase	Decrease
2006
Effect on the aggregate current service cost and interest cost	2	(1)
Effect on the defined benefit obligation	9	(7)

2005
Effect on the aggregate current service cost and interest cost	1	(1)
Effect on the defined benefit obligation	11	(9)

Amounts for current and previous periods, under which the Group reported under IFRS, are as follows:

	2006	2005	2004
Pension
Defined benefit obligation	(12,301)	(12,403)	(10,715)
Plan assets	11,149	10,212	8,754
(Deficit) / surplus	(1,152)	(2,191)	(1,961)
Experience adjustments on plan liabilities	518	(925)	(962)
Experience adjustments on plan assets	150	399	63

Healthcare
Defined benefit obligation	(139)	(139)	(760)
Plan assets	60	63	46
(Deficit) / surplus	(79)	(76)	(714)
Experience adjustments on plan liabilities	3	(45)	(192)
Experience adjustments on plan assets	2	(3)	2

29 Other liabilities

	2006	2005
Deferred tax liabilities[30]	2,463	2,471
Current tax liabilities	2,026	1,032
Derivatives liabilities used for hedging[37]	3,965	4,712
Liability to unit-linked policyholders	5,462	3,624
Other liabilities of consolidated private equity holdings	1,053	768
Sundry liabilities and other payables	7,008	6,116
Total	21,977	18,723

30 Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following items:

	Assets		Liabilities		Net
	2006	2005	2006	2005	2006	2005
Property and equipment	9	44	160	155	(151)	(111)
Intangible assets including goodwill	613	341	457	—	156	341
Derivatives	68	52	128	330	(60)	(278)
Investment securities	170	127	170	146	-	(19)
Employee benefits	288	471	-	12	288	459
Servicing rights	1	—	521	613	(520)	(613)
Allowances for loan losses	978	650	—	42	978	608
Leasing	—	—	399	469	(399)	(469)
Tax credits	13	77	-	—	13	77
Other	389	309	61	193	328	116
Tax value of carry-forward losses recognised	950	611	567	511	383	100
Total	3,479	2,682	2,463	2,471	1,016	211

Unrecognised deferred tax assets
Deferred tax assets that have not been recognised in respect of carry-forward losses amount to EUR 898 million (2005: EUR 252 million). Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available where the Group can utilise the benefits from them.

Expiration of carry-forward losses
At 31 December 2006 carry-forward losses expire as follows:

2007	19
2008	116
2009	27
2010	50
2011	69
Years after 2011	2,455
Total	2,736

Tax exposure to distributable reserves
ABN AMRO considers approximately EUR 1.4 billion (2005: EUR 2.1 billion) in distributable invested equity of foreign operations to be permanently invested. If retained earnings were to be distributed, no foreign income taxes would have to be paid. The estimated impact of foreign withholding tax is EUR 6 million (2005: EUR 9 million).

31 Subordinated liabilities

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

The maturity profile of subordinated liabilities is as follows:

	2006	2005
Within one year	1,384	1,156
After one and within two years	726	1,452
After two and within three years	2,165	704
After three and within four years	811	1,550
After four and within five years	21	1,395
After five years	14,106	12,815
Total	19,213	19,072

The average interest rate on subordinated liabilities was 5.2% (2005: 5.4%). Subordinated liabilities as at 31 December 2006 denominated in euros amounted to EUR 10,259 million (2005: EUR 9,240 million) and in US dollars an amount of EUR 7,332 million (2005: EUR 9,745 million). EUR 8,522 million (2005: EUR 5,703 million) is of a variable interest rate nature.

The following table analyses the subordinated liabilities by issuer:

	2006	2005
ABN AMRO Holding N.V. preference financing shares	768	768
ABN AMRO Bank N.V.	13,101	13,051
Other Group companies	5,344	5,253
Total	19,213	19,072

Total subordinated liabilities include EUR 6,122 million (2005: EUR 5,261 million) which qualify as tier 1 capital for capital adequacy purposes.

Preference financing shares
At 31 December 2006, 2005 and 2004, there were 1,369,815,864 (EUR 767,096,884) preference financing shares convertible into ordinary shares (‘preference shares’) in issue. Each share has a nominal value of EUR 0.56. The holders of these shares will receive a dividend of EUR 0.02604 per share, representing 4.65% of the face value. As of 1 January 2011, and every ten years thereafter, the dividend percentage on the preference shares will be adjusted in line with the arithmetical average of the ten-year euro-denominated interest rate swap as published by Reuters on the dividend calculation dates thereof, plus an increment to be set by the Managing Board with the approval of the Supervisory Board, of no less than 25 basis points and no more than one hundred basis points, depending on the market situation at that time.

(Formerly convertible) preference shares
Only 44,988 (EUR 100.8 million par value) preference shares that were formerly convertible into ordinary shares (‘convertible shares’) remain outstanding. The holders of these shares will receive a dividend of EUR 0.95 per share, representing 3.32% of the amount paid on each share as of 1 January 2004. As of 1 January 2014, and every ten years thereafter, the dividend on the convertible preference shares will be adjusted in the manner described in the Articles of Association.

32 Share capital

The table below provides a breakdown of our issued share capital, issued and fully paid ordinary shares, treasury shares, preference financing shares and (formerly convertible) preference shares.

	Nominal value	Millions of Euro
Issued share capital
Authorised
4,000,000,400 ordinary shares	of EUR 0.56	2,240
4,000,000,000 convertible financing preference shares	of EUR 0.56	2,240
100,000,000 convertible preference shares	of EUR 2.24	224

	Number	Millions of Euro
Ordinary shares
Issued and fully paid
At 1 January 2006	1,909,738,427	1,069
Exercised options and warrants	27,109,089	16
Balance at 31 December 2006	1,936,847,516	1,085

At 1 January 2005	1,702,888,861	954
New issue	145,278,482	82
Dividends paid in shares	61,571,084	33
Balance at 31 December 2005	1,909,738,427	1,069

At 1 January 2004	1,643,220,517	919
Exercised options and warrants	3,159,695	2
Dividends paid in shares	56,508,649	33
Balance at 31 December 2004	1,702,888,861	954

There are no issued ordinary shares that have not been fully paid.

	Number	Millions of Euro
Treasury shares
At 1 January 2006	31,818,402	600
Used for options exercised and performance share plans	(8,454,965)	(143)
Share buy back	95,899,360	2,204
Dividends paid in shares	(36,202,072)	(832)
Balance at 31 December 2006	83,060,725	1,829

At 1 January 2005	33,686,644	632
Used for options exercised	(1,868,242)	(32)
Balance at 31 December 2005	31,818,402	600

At 1 January 2004	5,337,689	119
Share buy back	28,348,955	513
Balance at 31 December 2004	33,686,644	632

33 Professional securities transactions

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

	2006		2005
	Banks	Customers	Banks	Customers
Assets
Cash advanced under securities borrowing	1,268	47,422	662	29,811
Reverse repurchase agreements	101,593	35,365	83,260	29,548
Unsettled securities transactions	3,108	10,929	3,359	15,365
Total	105,969	93,716	87,281	74,724

Liabilities
Cash received under securities lending	1,289	7,203	1,715	7,616
Repurchase agreements	83,687	42,848	65,891	26,982
Unsettled securities transactions	2,786	7,777	3,625	14,384
Total	87,762	57,828	71,231	48,982

Under reverse repurchase, securities borrowing, and other collateralised arrangements, the Group obtains securities on terms which permit it to repledge or resell the securities to others.

	2006	2005
Securities received under reverse repurchase and/or securities borrowing arrangements which can be repledged or resold	40,149	66,676
Of the above amount, the amount that has either been repledged or otherwise transferred to others in connection with the Group’s financing activities or to satisfy its commitments under short sale transactions	35,700	27,329

34 Securitisations and assets pledged as security

Details of the carrying amounts of assets pledged as collateral are as follows:

	2006	2005
Cash and balances at central banks	10,430	10,737
Financial investments	2,780	12,074
Loans and receivables - customers	7,302	32,656
Total	20,512	55,467

These assets have been pledged in respect of the following liabilities and contingent liabilities:

	2006	2005
Due to banks	9,355	17,782
Due to customers	741	4,266
Issued debt securities	3	21,440
Total	10,099	43,488

The decrease in assets pledged as collateral and liabilities for which they have been pledged, is mainly the result of Bouwfonds non-mortgage business.

Securitisation
As part of the Group’s funding and credit risk mitigation activities, the cash flows of selected financial assets are transferred to third parties. Substantially all financial assets included in these transactions are mortgage or other loan portfolios. The extent of the Group’s continuing involvement in these financial assets varies by transaction.

The Group participates in sales transactions where cash flows relating to various financial assets are transferred to a consolidated special purpose entity (SPE). When in these transactions neither substantially all risks and rewards nor control over the financial assets has been transferred, the entire asset continues to be recognised in the consolidated balance sheet. In the case of sales transactions involving a consolidated SPE, the retained risks and rewards are usually interest related spread and/or an exposure on first credit losses. The carrying amounts of the assets and associated liabilities approximated EUR 5,554 million, EUR 6,290 million and EUR 7,786 million at 31 December 2006, 2005 and 2004, respectively.

Synthetic transactions
In addition the Group has synthetic securitisations for an amount of EUR 83,588 million (2005: EUR 59,255 million). Through a synthetic securitisation the Group is able to buy protection without actual transference of any assets to an SPE. In general, the Group as the owner of the assets, buys protection to transfer the credit risk of a portfolio of assets to another entity that sells the protection. Although the credit risk of the portfolio is transferred, actual ownership of the portfolio of assets remains with the Group.

Continuing involvement
Additionally the Group participates in various mortgage related transactions in the Netherlands that have been conducted without the involvement of an SPE. In these transactions, the derecognition criteria are not fully met and the entire asset continues to be recognised in the consolidated balance sheet. The Group also retains exposure to certain interest rate risks. The carrying amounts of these mortgage assets and associated liabilities approximate EUR 272 million, EUR 772 million and EUR 850 million at 31 December 2006, 2005 and 2004, respectively.

The Group has not participated in any transaction where partial derecognition of specified portions of an entire financial asset have occurred.

Credit default swaps
In addition to the transactions mentioned above, the Group also uses credit default swaps to reduce credit risk for parts of the loan portfolio by selling these risks directly to the capital markets. At 31 December 2006 the Group has bought credit protection for an amount of EUR 56,801 million (2005: EUR 30,352 million).

Derecognition
Though the Group has sold a part of its loan portfolio in North America, it still holds legal title to some of these loans. In most cases these loans are also serviced by the Group. The Group also services loans originated by other institutions. The following table states the total outstandings at 31 December 2006.

Transaction type

	2006	2005
Legal title to loans sold	86	136
Loans services for third parties	159,377	160,654

35 Commitments and contingent liabilities

Credit facilities
At any time the Group has outstanding commitments to extend credit. These commitments take the form of approved loans, overdraft facilities and credit card limits. Outstanding loan commitments have a commitment period that does not extend beyond the normal underwriting and settlement period of one to three months.

Guarantees
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

Aside from the items stated above, non-quantified guarantees have been given for the ABN AMRO’s securities custody operations, for inter-bank bodies and institutions and for participating interests. Collective guarantee schemes are applicable to Group companies in various countries. Furthermore, statements of liability have been issued for a number of Group companies.

Our commitments at 31 December are summarised below.

	Payments Due by Period
(in millions of EUR)	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	After 5 Years
2006
Committed facilities	145,418	93,365	19,129	21,458	11,466
Commitments with respect to:
Guarantees granted	46,026	27,506	8,432	3,448	6,640
Irrevocable letters of credit	5,241	4,823	301	78	39
Recourse risks arising from discounted bills	12	12	-	-	-

2005
Committed facilities	141,010	82,165	17,801	24,269	16,775
Commitments with respect to:
Guarantees granted	41,536	22,699	6,361	3,656	8,820
Irrevocable letters of credit	4,467	4,097	135	214	21
Recourse risks arising from discounted bills	18	18	-	-	-

Leases as lessee
Operating lease rentals are payable as follows:

	2006	2005
Less than one year	367	255
Between one and five years	693	614
More than five years	632	912
	1,692	1,781

During 2006, EUR 403 million (2005: EUR 303 million) of operating lease expense and EUR 30 million (2005: EUR 48 million) of sub-lease income was recognised in income statement.

Contractual and contingent obligations

Contractual Obligations	Payments Due by Period
(in millions of EUR)	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	After 5 Years
2006
Issued debt securities(1)	202,046	103,531	37,611	21,305	39,599
Subordinated liabilities(1)	19,213	1,384	2,891	832	14,106
Purchase obligations	254	254	-	-	-
Other obligations	695,736	647,484	15,239	8,051	24,962

2005
Issued debt securities(1)	170,619	102,368	17,300	17,248	33,703
Subordinated liabilities(1)	19,072	1,156	2,156	2,944	12,816
Purchase obligations	243	243	-	-	-
Other obligations	633,492	583,119	15,820	7,010	27,543

(1) Contractual obligations for finance lease agreements totaled EUR 5 million as of 31 December 2006 (2005: EUR 15 million), with EUR 1 million payable after one year (2005: EUR 5 million).

At 31 December 2006, other obligations consisted of deposits and other client accounts (EUR 272,490 million, 2005: EUR 232,917), banks (EUR 187,989 million, 2005: EUR 167,821 million), savings accounts (EUR 89,893 million, 2005: EUR 84,166 million) and financial liabilities held for trading (EUR 145,364 million, 2005: EUR 148,588 million). For further information see note 39 to our consolidated financial statements.
For an analysis of the maturities of our liabilities at 31 December, see note 39 (liquidity gap).

Other contingencies
Legal proceedings have been initiated against the Group in a number of jurisdictions, but on the basis of information currently available, and having taken legal counsel with legal advisors, the Group is of the opinion that the outcome of these proceedings net of any related insurance claims is unlikely to have a material adverse effect on the consolidated financial position and the consolidated profit of the Group.

36 Cash flow statement

The following table analyses the determination of cash and cash equivalents:

	2006	2005	2004

Cash and balances at central banks	12,317	16,657	17,896
Loans and receivables - banks	9,464	5,455	3,954
Due to banks	(16,909)	(16,069)	(13,247)
Cash and cash equivalents	4,872	6,043	8,603

The following table analyses movements resulting from acquisitions and disposals:

	2006	2005	2004
Cash and cash equivalents in acquired/disposed of subsidiaries	(6,827)	309	(157)
Net amounts paid/received in cash and cash equivalents on acquisitions/disposals of subsidiaries	(209)	57	(16)
	(7,036)	366	(173)

Net movement in assets and liabilities:
Financial assets held for trading	378	(131)	—
Financial investments	1	(112)	—
Loans and receivables - banks	491	(866)	—
Loans and receivables - customers	16,672	186	(4)
Property and equipment	(2,174)	396	108
Other assets	6,523	1,109	366
Total assets	21,981	582	470

Due to banks	(6,632)	1,514	281
Due to customers	9,659	(812)	108
Issued debt securities	8,655	—	21
Accruals and deferred income	(621)	57	56
Subordinated liabilities	1,842	45	56
Other liabilities	9,555	(192)	(96)
Total liabilities	22,458	612	426

Cash flows from operating activities include:
Interest received	36,036	29,388	25,154
Interest paid	26,311	21,456	16,659
Dividends received	164	158	170
Income taxes paid	1,286	1,056	511

The following table analyses movements in operating assets and liabilities:

	2006	2005	2004
Movement in operating assets:
Financial assets held for trading.	(2,567)	(28,235)	(47,100)
Loans and receivables	(77,182)	(60,516)	(73,145)
Net increase / (decrease) in accrued income and prepaid expenses	(2,231)	(1,586)	(121)
Net increase / (decrease) in other assets	4,588	(15,031)	1,023
Total movement in operating assets	(77,392)	(105,368)	(119,343)

Movement in operating liabilities:
Financial liabilities held for trading.	(4,907)	15,001	35,465
Due to banks	19,930	21,630	38,734
Due to customers	44,365	18,056	82
Issued debt securities maturing within 1 year	13,048	20,760	21,436
Provisions	(75)	(567)	380
Net increase / (decrease) in accrued expenses and deferred income	3,129	(126)	202
Net increase / (decrease) in other liabilities	(10,509)	5,707	2,423
Total movement in operating liabilities	64,981	80,461	98,722

37 Hedge accounting
The Group enters into various derivative instrument transactions to hedge risks on assets, liabilities, net investments and forecasted cash flows. The accounting treatment of the hedged item and the hedging derivative is dependent on whether the hedge relationship qualifies for hedge accounting. Qualifying hedges may be designated as either fair value or cash flow hedges.

Hedges not qualifying for hedge accounting
The fair value changes of derivative transactions used to hedge against economic risk exposures that do not qualify for hedge accounting, or for which it is not cost beneficial to apply hedge accounting, are recognised directly through income.

Derivatives designated and accounted for as hedging instruments
Fair value hedges
The Group’s fair value hedges principally consist of interest rate swaps, interest rate options and cross currency interest rate swaps that are used to protect against changes in the fair value of fixed-rate assets, notably available-for-sale securities, and liabilities due to changes in market interest rates.

For qualifying fair values hedges, all changes in the fair value of the derivative and in the fair value of the hedged item for the risk being hedged are recognised in the income statement.

Cash flow hedges
For qualifying cash flow hedges, the effective portion of the change in the fair value of the hedge instrument is recorded in the cash flow hedge reserve and recognised in the income when the hedged item occurs. The ineffective portions of designated cash flow hedges are recorded in income immediately. If the hedge relationship is terminated, then the change in fair value of the derivative recorded in the hedge reserve is recognised when the cash flows that were hedged occur, consistent with the original hedge strategy. Gains and losses on derivatives reclassified from the cash flow hedge reserve to income are included in net interest income. The Group’s main cash flow hedge programmes are operated by Group Asset and Liability Management and BU North America.

Cash flow hedge accounting for Group Asset and Liability Management
Cash flow hedge accounting operated by Group Asset and Liability Management relates to portfolio cash flow hedge accounting for the hedging activities of the Group’s non-trading financial assets and liabilities.

The Group Asset and Liability Committee is the governing body for the risk management of the Group’s banking portfolio and determines the interest rate risk level, sets risk measurement and modelling including applicable assumptions, sets limits, and is responsible for the asset and liability management policy.

ABN AMRO manages its exposure to interest rate risk per currency in the non-trading portfolios on a Group wide basis. In order to manage the sensitivity of the interest income per currency, the Group projects future interest income under different growth and interest rate scenarios. Systems are available to accumulate the relevant critical information throughout the Group about the existing financial assets, financial liabilities and forward commitments, including loan commitments. For the major currencies these positions are placed into a projected balance sheet available for asset liability management activities. The primary interest sensitive positions in the balance sheet stemming from the non-trading book are: loans and receivables, liabilities due to banks and customers, and issued debt securities.

The information gathered in the Group Asset and Liability Management’s systems relates to the contractual terms and conditions, such as nominal amounts, currency, duration, interest basis, effective interest rate and interest re-pricing date. In addition other information such as estimates of prepayments, growth rate and interest scenarios is used in the interest sensitivity models of Group Asset and Liability Management. These assumptions are determined following agreed upon principles based amongst others on statistical market and client data and an economic outlook. Projected assets and liabilities are superimposed on the run-off of the currently existing positions. This information is used to create projected balance sheets that form the basis for measuring interest rate sensitivity. The new assets and liabilities and the future re-pricing of existing assets and liabilities are mapped to specific interest rate indices at the yield curve (i.e. one month, two months, three months, six months, one year, etc). In this way a new asset or liability that is for example based on a three months rate, is mapped to a specific three month rate index. For each projected month into the future, the assets and liabilities are grouped per interest rate-index and currency. The balance sheet projection that is embedded in the Group’s interest rate risk management, not only allows the Group to estimate future interest income and perform scenario analysis, but also provides the opportunity to define the projected transactions that are eligible as hedged items in a cash flow hedge. The hedged positions are the monthly asset and liability clusters per currency and per interest rate index. These clusters are homogeneous in respect of the interest rate risk that is being hedged, because they are designed to:
(a) Share the interest rate risk exposure that is being hedged, and
(b) Be sensitive to interest rate changes proportional to the overall sensitivity to interest rate changes in the cluster.

ABN AMRO uses derivatives, mainly interest rate swaps, to offset identified exposures to interest rate risk in the projected balance sheet. For asset liability management purposes, assets and liabilities in a similar interest rate index cluster in a particular month are first considered as a natural off-set for economic hedging. A swap transaction may be entered into to risk manage the remaining interest income sensitivity. The notional amount of a pay- or receive-floating swap is designated to hedge the re-pricing cash flow exposure of a designated portion of current and forecasted assets and current and forecasted liabilities, respectively in the clusters described above. The swap transaction is designated for hedge accounting purposes as a hedge of a gross position of being a cluster of projected assets or a cluster of projected liabilities. As a result, the swap will only hedge an identified portion of a cluster of projected assets or projected liabilities. Also the swap will only hedge the applicable floating swap rate portion of the interest re-pricing and re-investment risk of the cluster.

The longer the term of the hedge, the larger the excess of available cash flows from projected assets or liabilities in the clusters has to be, given that the cash flow projections further in the future are inherently less certain. The availability of an excess of cash flows in the clusters and the increase of excess over time is evaluated on a monthly basis.

Furthermore back testing is performed on the sensitivity model for interest risk management purposes. This back testing also supports cash flow hedge accounting. The back testing relates to the interest sensitivity models applied and the assumptions used in the information gathering process for the balance sheet projection. Historical data are used to review the assumptions applied.

Cash flow hedge accounting in North America
Cash flow hedge accounting is utilised in the North American operations to mitigate the variability of cash flows of certain interest-earning assets or certain interest-bearing liabilities caused by interest rate changes. Utilising interest rate swaps, the Group lengthens the duration (thus mitigating the interest rate variability) of forecasted cash flows attributable both to certain floating rate commercial loans and to the re-pricing of fixed rate, short term, wholesale liabilities. In all cases, the individual hedged forecasted cash flows are grouped with other items that share the same interest rate risk exposure, by reference to the rate index and frequency of re-pricing. In addition, the hedged forecasted cash flow may not be based on commercial loans with contractual terms that include an embedded interest rate cap or floor nor on floating rate loans considered ‘at risk’ for potential default during the hedge period (typically hedging designations are reviewed and adjusted, as required, monthly) as identified by the Group’s internal credit rating system.

Hedges of net investments in foreign operations
As explained in note 39, the Group limits its exposure to investments in foreign operations by hedging its net investment in its foreign operations with forward foreign exchange contracts in the currency of the foreign operations or a closely correlated currency to mitigate foreign exchange risk.

For qualifying net investment hedges, changes in the fair value of the derivative are recorded in the currency translation account differences reserve within equity.

Overview of the fair value of hedging derivatives
	2006		2005
	Positive	Negative	Positive	Negative
Qualifying for hedge accounting
Fair value hedges
Interest
Swaps	2,315	2,280	2,228	2,198
Options and futures	30	235	—	940
Foreign currency
Swaps	339	399	464	289
Forwards	132	380	2	2

Cash flow hedges
Interest
Swaps	369	584	452	1,283
Foreign currency
Swaps	3	7	63	—
Forwards	26	80	4	—
Total	3,214	3,965	3,213	4,712

	2006	2005
Notional amounts
Interest rate risk	234,643	224,871
Foreign currency risk	21,797	142,222

38 Fair value information

Determination of fair values
Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Market prices or market rates are used to determine fair value where an active market exists (such as a recognised stock exchange), as it is the best evidence of the fair value of a financial instrument.

Market prices are not, however, available for all financial assets and liabilities held and issued by the Group. Where no active market price or rate is available, fair values are estimated using present value or other valuation techniques using inputs based on market conditions existing at the balance sheet dates.

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

The following methods and significant assumptions have been applied in determining the fair values of financial instruments carried at fair value:
(i) Assets and liabilities held for trading are measured at fair value by reference to quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, or other recognised valuation techniques.
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

The following table presents the valuation methods used to determine fair values of financial instruments carried at fair value:

	Valuation Techniques 2006
	Quoted market price	Market observable	Non-market observable	Total
Financial assets
Financial assets held for trading	100,032	104,233	1,471	205,736
Available-for-sale interest earning securities	100,450	7,912	9,196	117,558
Available-for-sale equities	1,313	340	213	1,866
Equities designated at fair value through income	534	951	743	2,228
Other assets - derivatives held for hedging	476	2,738	-	3,214
Other assets - unit-linked investments	5,252	210	-	5,462
Other assets - mortgages originated-for-sale	-	331	-	331
Total assets at fair value	208,057	116,715	11,623	336,395

Financial liabilities
Financial liabilities held for trading	46,990	92,029	6,345	145,364
Issued debt	-	2,540	-	2,540
Other liabilities - unit-linked liability	5,252	210	-	5,462
Other liabilities - derivatives held for hedging	880	3,083	2	3,965
Total liabilities at fair value	53,122	97,862	6,347	157,331

	Valuation Techniques 2005
	Quoted market price	Market observable	Non-market observable	Total
Financial assets
Financial assets held for trading	97,026	103,683	1,346	202,055
Available-for-sale interest earning securities	113,177	—	—	113,177
Available-for-sale equities	1,016	391	930	2,337
Equities designated at fair value through income	445	—	1,243	1,688
Other assets - derivatives held for hedging	—	3,213	—	3,213
Other assets - unit-linked investments	3,624	—	—	3,624
Other assets - mortgages originated-for-sale	—	4,311	—	4,311
Total assets at fair value	215,288	111,598	3,519	330,405

Financial liabilities
Financial liabilities held for trading	52,410	95,570	608	148,588
Issued debt	—	2,815	—	2,815
Other liabilities - unit-linked liability	3,624	—	—	3,624
Other liabilities - derivatives held for hedging	—	4,712	—	4,712
Total liabilities at fair value	56,034	103,097	608	159,739

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

The potential effect of using reasonably possible alternative assumptions as inputs to valuation models, relying on non market-observable inputs, has been estimated as a reduction of approximately EUR 157 million (2005: EUR 150 million) using less favourable assumptions, and an increase of approximately EUR 157 million (2005: EUR 175 million) using more favourable assumptions.

The total amount of the change in fair value estimated using a valuation technique that was recognised in the profit and loss account for the year 2006 amounts to EUR 1,516 million (2005: EUR 1,354 million).

Assets and liabilities elected at fair value
The Group has elected to fair value non-controlling private equity investments, mortgages originated-for-sale and certain structured notes. The changes in fair value recognised in income on these assets and liabilities was a loss of EUR 141 million (2005: gain of EUR 401 million).

Financial assets and liabilities not carried at fair value
The following methods and significant assumptions have been applied in determining the fair values of financial instruments carried at cost:
(i) The fair value of assets maturing within 12 months is assumed to approximate their carrying amount
(ii) The fair value of demand deposits and savings accounts (included in due to customers) with no specific maturity is assumed to be the amount payable on demand at the balance sheet date
(iii) The fair value of variable rate financial instruments is assumed to be approximated by their carrying amounts and, in the case of loans, does not, therefore, reflect changes in their credit quality, as the impact of credit risk is recognised separately by deducting the allowances for credit losses from both carrying amounts and fair values
(iv) The fair value of fixed-rate loans and mortgages carried at amortised cost is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Changes in the credit quality of loans within the portfolio are not taken into account in determining gross fair values, as the impact of credit risk is recognised separately by deducting the amounts of the allowances for credit losses from both carrying amounts and fair values.

The following table compares the carrying amount of financial assets and liabilities measured at cost to estimated fair values:

	2006			2005
	Carrying amount	Fair Value	Difference	Carrying amount	Fair Value	Difference
Financial assets
Interest earning securities held-to-maturity	3,729	3,763	34	6,572	6,717	145
Loans and receivables — banks	134,819	134,819	-	108,635	109,248	613
Loans and receivables — customer	443,255	446,589	3,334	380,248	383,547	3,299
Total	581,803	585,171	3,368	495,455	499,512	4,057

Financial liabilities
Due to banks	187,989	187,982	(7)	167,821	168,469	(648)
Due to customers	362,383	362,303	(80)	317,083	317,714	(631)
Issued debt securities	199,506	198,531	(975)	167,804	170,271	(2,467)
Subordinated liabilities	19,213	19,364	151	19,072	19,551	(479)
Total	769,091	768,180	(911)	671,780	676,005	(4,225)

39 Financial risk management and use of derivatives

This section provides details of the Group’s financial risk management objectives and policies and describes the methods used by management to control risk. In addition this note includes a discussion of the extent to which financial instruments are used, the associated risks and the business purpose served. This note should be read in conjunction with the section Risk and the Capital Framework included in "Item 11. Quantitative and Qualitative Disclosures about Market Risk".

Financial risk management and control
Risks of financial instruments
The most important types of risk associated with financial instruments to which the Group is exposed are:
• Credit risk and country event risk
• Interest rate risk (banking book positions)
• Market risk (including currency risk, interest rate risk, equity price risk and commodity risk of the trading book)
• Currency risk (banking book positions)
• Liquidity risk.

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

Maximum credit exposure
In the table below we have detailed the maximum credit exposure:

	2006	2005
Derivative assets held for trading	105,334	105,372
Financial investments - interest-earning securities	121,287	119,749
Loans and receivables - banks	28,855	21,371
Loans and receivables - customers	327,313	282,580
Professional securities transactions	199,685	162,005
Multi-seller conduits	25,872	25,931
Committed credit facilities	145,418	141,010
Credit related contingent liabilities	51,279	46,021
Total	1,005,043	904,039

The credit risk exposure on derivative assets held for trading is measured as the current positive replacement value. For interest-earning securities the amortised cost is included to reflect to credit risk exposure. The credit risk on professional security transactions is limited as a result of the nature of these transactions. The loans and receivables due from multi-seller conduits bear limited credit risk as these are fully collateralised.

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

Credit risk concentrations from loans and receivables - customers:

	2006		2005
		%(1)		%(1)
Netherlands
Public sector	3,286	29	2,300	31
Commercial	55,951	31	56,182	37
Consumer	97,600	72	94,603	77
Total	156,837		153,085

Europe (excluding Netherlands)
Public sector	1,527	13	1,454	19
Commercial	57,425	32	30,882	20
Consumer	12,529	9	1,539	1
Total	71,481		33,875

North America
Public sector	677	6	735	10
Commercial	42,179	23	44,693	29
Consumer	13,017	10	15,218	13
Total	55,873		60,646

Latin America
Public sector	507	4	596	8
Commercial	10,095	6	8,024	5
Consumer	8,320	6	7,270	6
Total	18,922		15,890

Asia Pacific
Public sector	5,570	48	2,376	32
Commercial	14,612	8	12,630	9
Consumer	4,018	3	4,078	3
Total	24,200		19,084

Group
Public sector	11,567		7,461
Commercial	180,262		152,411
Consumer	135,484		122,708
Subtotal	327,313		282,580
Professional securities transactions	93,716		74,724
Multi-seller conduits	25,872		25,931
Total loans and receivables - customers	446,901		383,235

(1)Calculated as a percentage of Group totals for public, commercial and consumer sectors respectively.

Credit risk concentrations from credit facilities and guarantees issued:

	2006		2005
		%(1)		%(1)
Netherlands
Credit related contingent liabilities	3,445	7	4,194	9
Committed credit facilities	14,487	10	17,881	13
Total	17,932		22,075

Europe (excluding Netherlands)
Credit related contingent liabilities	24,839	48	20,222	44
Committed credit facilities	38,512	26	28,400	20
Total	63,351		48,622

North America
Credit related contingent liabilities	15,662	31	15,830	34
Committed credit facilities	72,580	50	78,660	55
Total	88,242		94,490

Latin America
Credit related contingent liabilities	1,877	4	1,364	3
Committed credit facilities	6,682	5	5,214	4
Total	8,559		6,578

Asia Pacific
Credit related contingent liabilities	5,456	10	4,411	10
Committed credit facilities	13,157	9	10,855	8
Total	18,613		15,266

Group
Credit related contingent liabilities	51,279		46,021
Committed credit facilities	145,418		141,010
Total	196,697		187,031

(1) Calculated as a percentage of Group totals for credit related contingent liabilities and committed credit facilities respectively.

Total commercial loans and receivables by industry are presented in the table below:

	2006		2005
		%		%
Basic materials	15,126	8	8,263	5
Real estate	23,712	13	26,301	17
Industrials	39,666	22	22,757	15
Energy	5,424	3	7,391	5
Financial services	21,407	12	22,555	15
TMT (media and communications)	10,092	6	10,575	7
Consumer cyclical	43,775	24	36,673	24
Consumer non-cyclical	16,204	9	12,291	8
Health	4,856	3	5,605	4
Total	180,262		152,411

The amounts stated in the tables represent the maximum accounting loss that would be recognised at the balance sheet date if counterparties failed completely to perform as contracted and any collateral or security proved to be of no value. So the amounts significantly exceed expected losses in the event of counterparty default.

For a breakdown of counterparties for interest-earning securities in the available-for-sale and held-to-maturity portfolio, please refer to note 16. The Group has no significant exposure in loans and receivables − customers to any individual customer or counterparty, according to the requirements of the Dutch Central Bank.

Collateral
The Group’s policy is to obtain collateral if and when required prior to the disbursement of approved loans. Guarantees and letters of credit are also subject to strict credit assessments before being provided. The transactions specify monetary limits to the Group’s obligations. The extent of collateral held for guarantees and letters of credit is on average 25% (2005: 20%).

The following table details loans and receivables from commercial and consumer clients by type of collateral obtained.

	2006	2005
Commercial customers
Public authority guarantees	5,417	4,404
Mortgages	18,490	28,441
Securities	2,039	3,487
Bank guarantees	2,954	3,121
Other types of collateral	31,206	50,439
Unsecured	120,156	62,519
Total	180,262	152,411

Consumer customers
Public authority guarantees	159	3
Mortgages	103,272	93,826
Securities	872	2,074
Bank guarantees	31	856
Other types of collateral	12,062	7,077
Unsecured	19,088	18,872
Total	135,484	122,708

Interest rate risk (banking book)
Measurement and control
Several measures are used to monitor and limit banking book interest rate risk. The methods employed include earnings simulation, duration and present value per base point limits. Limits are set on the earnings and market value sensitivity. Model-based scenario analysis is used to monitor the interest rate risk positions denominated in euros, Brazilian reals and US dollars to the extent that these positions are held in Europe, Brazil and the US, which relates to some 85% to 90% (2005: 85% to 90%) of the total exposure of the Group. Interest rate risk positions in other currencies and other countries are controlled by present value per base point limits and/or market value limits, as these positions are typically less complex.

Net interest income is the sum of interest received less interest paid on large volumes of contracts and transactions, and numerous different products. Simulation models and estimation techniques are used to forecast the net interest income and to assess its sensitivity to movements in the shape and level of the yield curve. Assumptions about client behaviour play an important role in these calculations. This is particularly relevant for loans such as mortgages where the client has the option to repay before the scheduled maturity. On the liability side, the repricing characteristics of savings and deposits are based on estimates using historical data, since the rates attached to these products are not coupled to a specified market rate or maturity date. The bank uses a statistical approach for forecasting and sensitivity analyses because it is the method best suited to these products. Details are used to carry out our hedging strategy. Please refer to note 37 for more information on hedge accounting.

Interest rate sensitivity disclosure banking book positions
For assessing interest rate risk in the banking books, Group Asset and Liability Management provides a set of measures - the Earnings-at-Risk and Market Value Risk for the EUR, USD and BRL currencies - and reports these to the Group Asset and Liability Committee. This set covers 85% to 90% (2005: 85% to 90%) of our net interest revenue in the banking book. The interest rate sensitivity of our trading books is measured under market risk.

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

Due to the low interest environment the EUR ‘rates fall’ scenario is 150 bp (2005: 100 bp), whereas the ‘rates rise’ scenario is 200 bp for both years presented. The change in scenario, we applied from the first quarter 2006, reflects the higher EUR yield curve and the subsequent increased downward potential. For USD, the scenarios reflect a gradual change of 200 bp upwards and 200 bp downwards for both years. For BRL, the ‘rates rise’ scenario is 1,100 bp and the ‘Rates Fall’ is 800 bp for both years presented.

In all cases, the volume scenario assumes new business volume in line with the business forecast during the first year, and a constant balance sheet thereafter.

The following table shows the cumulative % change in income over the relevant time horizon:

Earnings-at-Risk
		December 2006			December 2005
	Horizon	EUR	USD	BRL	EUR	USD	BRL
Rates Rise	six months	(1.7%)	(0.2%)	(1.2%)	(2.4%)	(2.1%)	(4.2%)
	one year	(2.6%)	2.6%	(2.2%)	(2.9%)	(1.6%)	(2.8%)
	two years	(1.6%)	4.2%	1.8%	0.7%	0.3%	3.1%
Rates Fall	six months	1.2%	(6.9%)	1.3%	1.1%	(2.2%)	2.6%
	one year	1.6%	(4.5%)	2.3%	1.3%	(1.1%)	1.3%
	two years	(1.5%)	(3.7%)	(0.7%)	(1.1%)	(8.8%)	(3.1%)

The Earnings-at-Risk table below gives the 2006 cumulative change in income over the relevant time horizon as absolute numbers using exchange rates at 31 December 2006.

Earnings-at-Risk

		December 2006			December 2005
	Horizon	EUR	USD	BRL	EUR	USD	BRL
		(in millions of euros)			(in millions of euros)
Rates Rise	six months	(31)	(2)	(19)	(30)	(19)	(55)
	one year	(97)	44	(71)	(75)	(30)	(77)
	two years	(123)	150	123	35	12	179
Rates Fall	six months	23	(58)	20	15	(20)	35
	one year	59	(76)	74	33	(21)	36
	two years	(115)	(131)	(46)	(58)	(343)	(180)

The Market Value Risk table below shows the sensitivity of the market value of equity to changes in interest rates for the EUR, USD and BRL currencies. Market value of equity is defined as the calculated discounted value of assets, minus calculated discounted value of liabilities, plus market value of derivatives and other interest sensitive items in the banking book. Sensitivity is measured as the percentage value change due to an overnight shock.

In 2006 all market value shocks have been reviewed and now reflect an overnight shock. The size of the shock is based on observed changes of the curve in a month and a 99% confidence level. End of 2005 the shocks were based on yearly changes. For EUR the 2006 shock was 50 bp (2005: downward shock 100 bp, upward shock 200 bp). For USD, the 2006 shock was 50 bp (2005: 200 bp). For BRL the 2006 downward shock was 230 bp (2005: 800 bp) and the 2006 upward shock was 320 bp (2005: 1,100 bp).

Market Value Risk (2006 scenarios)

	December 2006
	EUR		USD		BRL
Rates Rise	(1.8%	)	(1.7%	)	(4.9%	)
Rates Fall	1.4%		0.3%		3.8%

Market Value Risk (2005 scenarios)

	December 2006						December 2005
	EUR		USD		BRL		EUR		USD		BRL
Rates Rise	(8.3%	)	(11.4%	)	(15.0%	)	(2.7%	)	(4.1%	)	(11.3%	)
Rates Fall	2.6%		(9.1%	)	14.8%		0.7%		(13.4%	)	4.7%

Market risk
Exposures
All trading portfolios are subject to market risk. Several major sources of market risk are: interest rate, foreign exchange, equity price, commodity price, credit spread, volatility risks and correlation risks. We define market risk as the risk that changes in financial market prices will decrease the value of our trading portfolios. The instruments in our trading portfolios are recognised at fair value, and all changes in market conditions directly affect net trading income.

Measurement and control
The Group applies a Value-at-Risk (VaR) methodology to estimate the market risk of trading portfolios and the maximum losses expected, based upon a number of assumptions for various changes in market conditions. The Group uses VaR as its primary tool for the day-to-day monitoring of market risks. Group Asset and Liability Committee sets limits on the maximum levels of the VaR on high aggregate levels. The risk committees can set VaR limits on various lower aggregate levels.

Other non-statistical control measures used in the market risk management process include historical and stress scenarios and limits on net open positions, interest rate sensitivity per basis point, spread sensitivities, option parameters, position concentrations and position ageing.

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

The VaR methodology adopted by the bank for its VaR calculation is Historical Simulation, using approximately 1.5 years of weighted historical data (using the decay method). The VaR is calculated at a 99% confidence level for a one-day holding period, using absolute changes in historical rates and prices for interest rate related, and all implied volatility risk factors and relative changes in historical rates and prices for other risk factors. The positions captured by our VaR calculations include derivative and cash positions that are reported as assets and liabilities held for trading. The VaR is reported on a daily basis per trading portfolio, per product line and for the Group as a whole. It is reported daily to the senior management of the BUs, Group Risk Management and the responsible members of the Managing Board.

From 1 January 2006 we have implemented a revised VaR methodology to measure our market risk. We made the following enhancements to our 2005 model:
•     For interest rate related, and all implied volatility related risk factor we moved to absolute historical changes as the model input instead of relative historical changes
•     Using an approximately 1.5 year historical period instead of a 4 year period
•     Introduction of a weighting factor for the historical data.

Observations and back testing of our previous model (which involves determining the number of days on which the losses were bigger than the estimated VaR of those days) learned that in particular circumstances the results from our previous model were no longer reflecting the best estimate of our market risk. Adoption of a shorter historical period and the introduction of a weighting factor for the historical data resulted in recent market movements to have a greater impact on future risk estimations and so made to the model more responsive to the current market conditioins. The enhancements to the model have led to improved risk estima-

tion. As a result of the implementation of the new model in combination with benign markets over a significant period, our VaR number decreased significantly. We are of the opinion that the current model better reflects the actual market risk we are exposed to at every single point in time.

The table below provides the 2006 VaR numbers according to our new methodology and for 2006 and 2005 also according to the old methodology.

Value-at-Risk (VaR) per risk category (99% confidence level, one-day holding period) per our 2006 methodology

	For the year ended 31 December 2006
(in millions of euros)	Minimum	Maximum	Average	Year-end

Interest rate risk	10.5	34.6	18.7	12.9
Equity price risk	11.4	35.3	23.3	15.2
Foreign exchange risk	1.8	10.8	4.7	3.2
Commodity price risk	1.6	13.6	3.4	1.7
Diversification effect	-	-	-	(13.6)
Aggregate VaR(1)	19.4	49.8	31.8	19.4

(1) The maximum (and minimum) for each category occurred on different days and therefore have no direct relation to the maximum (and minimum) of the aggregate Value-at-Risk. The aggregate Value-at-Risk includes the diversification effect of imperfect or negative correlations between certain risk types. Therefore the aggregate Value-at-Risk can be lower than the sum of the individual risk types on the same day (e.g. year-end)

Value-at-Risk (VaR) per risk category (99% confidence level, one-day holding period) per our 2005 methodology

	For the year ended 31 December 2006				For the year ended 31 December 2005
(in millions of euros)	Minimum	Maximum	Average	Year-end	Minimum	Maximum	Average	Year-end

Interest rate risk	18.4	63.7	30.4	20.8	17.7	68.3	30.4	23.3
Equity price risk	11.6	72.6	31.1	17.3	13.0	70.6	36.8	36.2
Foreign exchange risk	2.3	12.3	5.2	4.2	1.2	15.7	4.2	3.0
Commodity price risk	1.6	12.7	3.0	1.9	0.7	5.9	2.0	2.1
Diversification effect	-	-	-	(17.1)	-	-	-	(20.9)
Aggregate VaR(1)	27.1	84.1	46.8	27.1	25.3	80.2	50.0	43.7

(1) The maximum (and minimum) for each category occurred on different days and therefore have no direct relation to the maximum (and minimum) of the aggregate Value-at-Risk. The aggregate Value-at-Risk includes the diversification effect of imperfect or negative correlations between certain risk types. Therefore the aggregate Value-at-Risk can be lower than the sum of the individual risk types on the same day (e.g. year-end)

At a 99% confidence level, the statistical expectation is that on one out of every 100 trading days a loss exceeding the VaR for such a day occurs. The back testing is performed both on the actual profit and loss and on a hypothetical profit and loss, which measures a result net of commissions, origination fees and intra-day trading. The results of this back testing on the actual and the hypothetical results are reported to the Dutch Central Bank on a quarterly basis. Back testing is an essential instrument for the ex-post validation of our internal VaR model.

Stress testing
Although the VaR represents a good estimate of potential losses under normal market circumstances, it fails to capture ‘one-off’ events. The limitations of the VaR model mean that we must supplement it with other statistical tests. These include a series of stress tests scenarios and sensitivity stress tests that shed light on the hypothetical behaviour of our portfolio and the impact on our financial results under extreme market movements. Sensitivity stress tests and stress test scenarios have been developed internally to reflect specific characteristics of the Group’s portfolios and are performed on a daily basis for each trading portfolio and at several aggregation levels. These apply parallel increase and decreases in a number of risk elements or in one risk element, upon actual historical scenarios (non-parallel moves in a number of risk elements) or upon plausible future shocks.

Currency risk (banking book positions)

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

Capital ratio hedge
To protect our capital ratios (core tier 1, tier 1 and total capital as a portion of risk-weighted assets) against adverse effects of the US dollar, our main foreign currency, the USD-sensitive part of our capital base has to be equal to the USD-sensitive part of our risk-weighted assets. On this basis, there will be no material impact on our capital ratios, as the ratios are hedged against changes in the EUR/USD exchange rate.

Capital hedge
The capital ratio hedge strategy implies that a part of our capital has to be USD-sensitive to neutralise the USD sensitivity of our risk-weighted assets. Hence a part of our equity is also exposed to EUR/USD fluctuations.

Our investments in foreign operations in currencies other than the USD are hedged on a selective basis. We consider the use of hedging in cases where the expected currency loss is larger than the interest rate differential between the two currencies that represents the cost of the hedge.

At December 2006, 29% (2005: 56%) of our net investment in foreign operations was hedged leaving approximately EUR 9.4 billion (2005: EUR 5 billion) unhedged including USD 2.6 billion and BRL 4.6 billion (2005: USD 1 billion and BRL 2 billion) where USD and BRL are both stated in EUR amounts. The table shows the sensitivity of our capital to, respectively, a 10% appreciation and 10% depreciation in the euro against all foreign currencies.

	2006	2005
	(in millions of euros)
Euro appreciates 10%	(944)	(559)
Euro depreciates 10%	944	559

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

We manage liquidity on a daily basis in all the countries in which we operate. Each national market is unique in terms of the scope and depth of its financial markets, competitive environment, products and customer profile. Therefore local line management is responsible for managing our local liquidity requirements under the supervision of Group Asset and Liability Management on behalf of the Group Asset and Liability Committee.

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

Maturity for the year ended 31 December 2006:

	On demand	< 1 year	> 1 year - < 5 years	> 5 years	Total
Assets
Cash and balances at central banks	12,317	-	-	-	12,317
Financial assets held for trading (1)	205,736	-	-	-	205,736
Financial investments	-	29,999	33,097	62,285	125,381
Loans and receivables - banks	9,473	90,637	18,595	16,114	134,819
Leans and receivables - customers	17,202	202,880	61,100	162,073	443,255
Other assets (1)	3,212	26,560	-	35,784	65,556
Total	247,940	350,076	112,792	276,256	987,064

Liabilities
Financial liabilities held for trading(1)	145,364	-	-	-	145,364
Due to banks	20,273	148,157	6,911	12,648	187,989
Due to customers	111,250	222,440	16,379	12,314	362,383
Issued debt securities	-	103,531	58,916	39,599	202,046
Subordinated liabilities	-	1,384	3,723	14,106	19,213
Other liabilities (1)	3,965	18,836	-	21,373	44,174
Total	280,852	494,348	85,929	100,040	961,169
Net liquidity gap	(32,912)	(144,272)	26,863	176,216	25,895

(1) Financial assets and liabilities held for trading and hedging derivatives are shown as on demand which management believes most accurately reflects the short-term nature of the trading and derivative activities.

Maturity for the year ended 31 December 2005:

	On demand	< 1 year	> 1 year - < 5 years	> 5 years	Total
Assets
Cash and balances at central banks	16,657	-	-	-	16,657
Financial assets held for trading (1)	202,055	-	-	-	202,055
Financial Investments	12,366	12,047	35,425	63,936	123,774
Loans and receivables - banks	7,251	80,091	5,922	15,371	108,635
Leans and receivables - customers	24,101	171,824	84,497	99,826	380,248
Other assets (1)	3,213	21,268	4,341	20,613	49,435
Total	265,643	285,230	130,185	199,746	880,804

Liabilities
Financial liabilities held for trading (1)	148,588	-	-	-	148,588
Due to banks	30,905	117,150	8,349	11,417	167,821
Due to customers	147,846	138,630	14,481	16,126	317,083
Issued debt securities	1,495	100,873	34,548	33,703	170,619
Subordinated liabilities	-	1,156	5,101	12,815	19,072
Other liabilities (1)	4,712	15,335	2,771	10,651	33,469
Total	333,546	373,144	65,250	84,712	856,652
Net liquidity gap	(67,903)	(87,914)	64,935	115,034	24,152

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

Types of derivative instruments
The most common types of derivatives used are as follows:

Forwards are binding contracts to buy or sell financial instruments, most typically currency, on a future date at a specified price. Forward contracts are tailor-made agreements that are transacted between counterparties in the over-the-counter (OTC) market.

Futures are exchange traded agreements to buy or sell a standard quantity of specified grade or type of financial instrument, currency or commodity at a specified future date.

Commodity derivatives are contracts to buy or sell a non-financial item. They can be either exchange traded or OTC.

Swaps are agreements between two parties to exchange cash flows on a specified notional amount for a predetermined period. Most swaps are traded OTC. The major types of swap transactions undertaken by the Group are as follows:
• Interest rate swap contracts - typically the contractual exchange of fixed and floating rate interest payments in a single currency, based on a notional amount and a reference interest rate, most commonly LIBOR.
• Cross currency swaps - the exchange of interest payments based on two different currency principal balances and reference interest rates, and usually the exchange of principal amounts at the start and end of the contract.
• Credit default swaps (CDSs) - bilateral agreements under which one party (protection buyer) makes one or more payments to the other party (protection seller) in exchange for an undertaking by the seller to make a payment to the buyer following a specified credit event. Credit default swaps may be on a single name (counterparty) or on a multiple (or basket) of names (counterparties). Settlement following a credit event may be a net cash amount, or cash in return for physical delivery of one or more obligations of the credit entity and is made regardless of whether the protection buyer has actually suffered a loss.
• Total rate of return swaps give the total return receiver exposure to all of the cash flows and economic benefits and risks of an underlying asset, without having to own the asset, in exchange for a series of payments, often based on a reference interest rate, such as LIBOR. The total return payer has an equal and opposite position. A specific type of total return swap is an equity swap.

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

Trading activities are entered into principally for the purpose of generating profits from short term fluctuations in price or margin, and include market-making, positioning and arbitrage activities:
• Market making involves quoting bid and offer prices to other market participants with the intention of generating income based on spread and volume
• Positioning means managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices
• Arbitrage activities involve identifying and profiting from price differentials between markets and products.

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

Risks of derivative instruments
Derivative instruments are transacted in many trading portfolios, which generally include several types of instruments, not just derivatives. The market risk of derivatives is managed and controlled as an integral part of the market risk of these portfolios. The Group’s approach to market risk is described in the market risk section of this note.

Derivative instruments are transacted with many different counterparties. The credit risk of derivatives is managed and controlled in the context of the Group’s overall credit exposure to each counterparty. The Group’s approach to credit risk is described in the financial risk section of this footnote. It should be noted that although the values shown on the balance sheet can be an important component of the Group’s credit exposure, the positive fair values for any one counterparty are rarely an adequate reflection of the Group’s credit exposure on its derivatives business with that counterparty. This is because, on the one hand, fair values can increase over time (‘potential future exposure’), while on the other hand, exposure may be mitigated by entering into master netting agreements and bilateral collateral arrangements with counterparties.

40 Capital adequacy

To monitor the adequacy of capital the Group uses ratios established by the Bank for International Settlements (BIS). These ratios measure capital adequacy (minimum 8% as required by the BIS) by comparing the Group’s eligible capital with its balance sheet assets, off-balance sheet commitments and market and other risk positions at weighted amounts to reflect their relative risk. The market risk approach covers the general market risk and the risk of open positions in currencies and debt and equity securities. Assets are weighted according to broad categories of notional risk, being assigned a risk weighting according to the amount of capital deemed to be necessary to support them. Four categories of risk weights (0%, 20%, 50%, 100%) are applied; for example cash and money market instruments have a zero risk weighting which means that no capital is required to support the holding of these assets. Property and equipment carries a 100% risk weighting, meaning that it must be supported by capital equal to 8% of the carrying amount. Off-balance-sheet credit related commitments and derivative instruments are taken into account by applying different categories of conversion factors, which are designed to convert these items into balance sheet equivalents. The resulting equivalent amounts are then weighted for risk using the same percentages as for non-derivative assets.

Tier 1 capital consists of shareholders’ equity and qualifying subordinated liabilities less goodwill and some intangible assets. Tier 2 capital represents additional qualifying subordinated liabilities, taking into account the remaining maturities.

Core tier 1 capital is tier 1 capital excluding preference shares.

The Group’s capital adequacy level was as follows:

	Balance sheet / unweighted amount		Risk weighted amount, including effect of contractual netting
	2006	2005	2006	2005
Balance sheet assets (net of provisions):
Cash and balances at central banks	12,317	16,657	296	432
Financial assets held for trading	205,736	202,055	-	-
Financial investments	125,381	123,774	14,142	11,620
Loans and receivables - banks	134,819	108,635	7,215	4,992
Loans and receivables - customers	443,255	380,248	162,315	152,044
Equity accounted investments	1,527	2,993	943	727
Property and equipment	6,270	8,110	4,419	6,638
Goodwill and other intangibles	9,407	5,168	2,801	4,437
Assets of business held for sale	11,850	-	6,433	-
Prepayment and accrued income	9,290	7,614	3,794	2,952
Other assets	27,212	25,550	6,776	8,893
Subtotal	987,064	880,804	209,134	192,735

Off-balance sheet positions and derivatives:
Credit-related commitments and contingencies	196,697	187,031	53,336	48,621
Credit equivalent of derivatives			13,960	10,815
Insurance companies and other			193	275
Subtotal			67,489	59,711
Total credit risks			276,623	252,446
Market risk requirements			4,081	5,408
Total risk-weighted assets			280,704	257,854

The following table analyses actual capital and the minimum standard needed in order to comply with supervisory requirements.

	2006			2005
	Required	Actual		Required	Actual
Total capital	22,457	31,275		20,628	33,874
Total capital ratio	8.0%	11.14%		8.0%	13.14%
Tier 1 capital	11,228	23,720		10,314	27,382
Tier 1 capital ratio	4.0%	8.45%		4.0%	10.62%
Core tier 1	-	17,336		-	21,828
Core tier 1 ratio	-	6.18%	%	-	8.47%

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

Credit equivalent of derivative contracts
	2006	2005
Interest rate contracts	76.1	84.8
Currency contracts	35.0	28.2
Other contracts	70.9	32.2
	182.0	145.2
Effect of contractual netting	126.7	97.4
Unweighted credit equivalent	55.3	47.8
Weighted credit equivalent	13.9	10.8

41 Private equity investments

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

	2006	2005	2004
Income of consolidated private equity holdings	5,313	3,637	2,616
Other income included in operating income	(340)	(242)	(96)
Total operating income of consolidated private equity holdings	4,973	3,395	2,520

Goods and material expenses of consolidated private equity holdings	3,684	2,519	1,665
Included in personnel expenses	577	362	399
Included in administrative costs	466	352	284
Included in depreciation and amortisation	212	133	151
Total operating expenses	4,939	3,366	2,499
Operating profit before tax of consolidated private equity holdings	34	29	21

Goods and material expenses includes personnel costs relating to manufacturing and production activities.

The assets and liabilities of these consolidated holdings are included in the Group balance sheet. Given the non-banking nature of the underlying activities, the main lines impacted are goodwill, property and equipment, other assets and issued debt securities. The total assets of these consolidated entities at 31 December 2006 were EUR 4,537 million (2005: EUR 3,477 million), excluding goodwill.

Unconsolidated private equity investments
The private equity investments over which the Group does not have control are accounted for at fair value with change through income. Although control is not with the Group, in many cases the Group has significant influence, usually evidenced by an equity stake of between 20% and 50%. Significant influence is held in approximately 88 (2005: 100) investments with a fair value of EUR 387 million at 31 December 2006 (2005: EUR 603 million), operating in various sectors including information technology, life sciences, media and telecommunications.

42 Joint ventures

The Group’s activities conducted through joint ventures include insurance, trust and property development activities. See note 49 for further details. The consolidated financial statements of the joint ventures include the following assets and liabilities, income and expenses, which represent the Group’s proportionate share:

	2006	2005
Assets
Cash and balances at central banks	12	11
Financial investments	3,355	2,748
Loans and receivables - banks and customers	1,722	925
Equity accounted investments	-	6
Property and equipment	4	1,011
Accrued income and prepaid expenses	84	58
Other assets	4,080	2,161
Total	9,257	6,920
Liabilities
Financial liabilities held for trading	6	871
Due to customers	1,128	896
Issued debt securities	22	7
Accrued expenses and deferred income	35	23
Other liabilities	7,827	4,994
Total	9,018	6,791
Total operating income	102	150
Operating expenses	51	71
Operating profit	51	79
Income tax expense	16	21
Net profit	35	58

43 Remuneration of Managing Board and Supervisory Board

Remuneration Managing Board
The current compensation policy for the Managing Board was introduced in 2001 and changed in the years 2005 and 2006. The main objective is to ensure that ABN AMRO is able to recruit both internally and externally and retain expert and experienced

Managing Board members. To achieve this, the Managing Board remuneration has several elements that, as a package, make it comparable with the remuneration offered by relevant peers in the market. Peers are defined as other major Dutch companies and other European-parented banks.

The compensation package for the Managing Board has the following elements:
• Base salary
• Performance bonus
• Long-term incentives - Performance Share Plan and Share Investment & Matching Plan.

In addition there are a number of other benefits.

Base salary
A common base salary applies to all Managing Board members except the Chairman, to whom a 40% differential applies. In addition to the base salary, the non-Dutch Board member receives a market competitive allowance. Salaries are reviewed annually with adjustments taking effect from 1 January. In 2006 Managing Board base salaries were adjusted upwards by 1.5% to compensate for the effects of inflation. The gross annual base salary for the Managing Board members was adjusted from EUR 650,000 to EUR 659,750 and from EUR 910,000 to EUR 923,650 for the Chairman.

Performance bonus
The annual performance bonus for Managing Board members is based upon ABN AMRO’s quantitative and qualitative performance objectives at both the corporate and BU level. The objectives are set annually by the Nomination & Compensation Committee and endorsed by the Supervisory Board. With effect from 2006 all individual Managing Board members’ performance is assessed wholly against Group performance objectives. Previous links to the various Business Unit targets were abandoned.

In 2006 objectives such as economic profit, efficiency ratio and operating result were used to measure quantitative corporate performance. All three of these objectives are aimed at growth and profitability and carried an equal weighting of one-third. In addition, qualitative objectives are set such as Compliance and Leadership/Employee Engagement. Specific annual performance targets are not disclosed as they are considered competitively sensitive.

If the quantitative performance objectives are fully met, the 2006 bonus will be 150% of base salary with an upper limit of 200% for performance well above target. The Nomination & Compensation Committee may, on the basis of their assessment of a Managing Board member’s individual performance against qualitative performance objectives, adjust the bonus outcome upwards or downwards within a range of plus or minus 20% of base salary.

The 2006 performance bonuses for Managing Board members have been set at the newly agreed 2006 bonus levels. The Committee assessed the 2006 performance against the set and realised quantitative objectives.

The bonuses with respect to the 2006 performance year for all Managing Board members, including the Chairman of the Managing Board, are set at 125% of the 2006 annual base salary. The assessment of the qualitative objectives did not give the Nomination & Compensation Committee reason to use its discretion to differentiate in the individual bonus results. Bonuses for the Managing Board members who left the bank in 2006 were also set at 125% of the salary earned while they were in active service in 2006.

ABN AMRO Share Investment & Matching Plan
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

In 2006 − with respect to the 2005 bonus − all Managing Board members have participated in this plan. Of the six Managing Board members who were already a Board member in 2005, five participated for the maximum amount of 25% of base salary and one Managing Board member for 12.5% of base salary. The three newly appointed Managing Board members each participated for a fixed investment amount of EUR 100,000 that was applicable for them as being a SEVP in 2005. The total amount that was used to purchase Investment Shares was EUR 1,258,596 for all nine Managing Board members. With respect to the bonus for 2006 six of the current seven Managing Board members participated for 25% of annual salary and one member chose to invest an amount of EUR 75,000.

Share options
Share options have been an integral part of ABN AMRO top executives’ compensation for several years.

As of 2005 share options no longer form part of the long-term reward package for the Managing Board or for the Top Executive Group as a whole. The options granted in the years up to and including 2004 will remain in place. In 2006 no options expired. The options granted in 2003 vested on 24 February 2006 and will remain exercisable during the remainder of the ten-year option period, which runs up to and including 23 February 2013. The options granted in 2004 have vested on 13 February 2007, because the set return on equity performance condition for this award was met by the end of the three year performance period in 2006. The options will remain exercisable up to and including 12 February 2014.

The Managing Board announced to the Nomination & Compensation Committee on 30 January 2006 their collective decision to limit the exercise of their options going forward exclusively to the first day of the first open period after vesting and/or expiration periods, or to earlier equivalent contractual dates in line with the plan rules, such as the date of retirement. For the 2004 options this means that the first possible date to exercise will be the first day of the second open period in 2007. Although this limits the theoretical value of the options, the Managing Board believes the increase in transparency to the market outweighs this theoretical disadvantage.

Performance Share Plan
The Performance Share Plan was introduced in 2001 and forms an important though stretching part of the Managing Board’s reward package. SEVPs are also eligible for a yearly grant under this plan.

In 2006 Managing Board members received a conditional award of 60,000 shares and the Chairman 84,000 shares. The Performance Share Plan grant in 2006 was based half on the relative total return to shareholders (TRS) performance and half on the average return on equity (ROE) achieved by the bank over the four-year performance period, defined as the year of grant and three subsequent years.

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

Another condition is that the recipient must still be in service with the Group at the end of the performance period. The four-year performance cycle for the conditional shares as awarded in 2003 came to a close at the end of 2006, and ABN AMRO’s position in the peer group was position 16, meaning that the performance share award has not vested.

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

Specific benefits
The Managing Board’s compensation package also includes:
• The use of a company lease car with driver
• Reimbursement of the cost of adequate security measures for their main private residence
• A 24-hour personal accident insurance policy with a fixed covered amount of EUR 1.8 million for members and EUR 2.5 million for the Chairman
• Contributions towards private health insurance, according to the policies applicable to all other ABN AMRO employees in the

Netherlands
• Preferential rates on bank products such as mortgages and loans, according to the same policies that apply to all other ABN AMRO staff in the Netherlands.

The following table summarises total reward, ABN AMRO options and shares, and outstanding loans of the members of the Managing Board and Supervisory Board.

	Managing Board		Supervisory Board
	2006	2005	2006	2005
	(in thousands of euros)
Payments (1)	9,247	4,639	1,041	787
Profit-sharing and bonus payments	6,999	4,787	-	-
Share-based payments	6,882	6,063	-	-
Pension benefits	1,683	1,324	-	-
Loans (outstanding)	11,667	11,518	257	2,100

	(number of shares, share awards, options)
ABN AMRO share awards (conditional, granted)	610,299	429,058	-	-
ABN AMRO staff options (outstanding)	1,955,857	2,380,835	-	-
ABN AMRO share awards (outstanding)	1,161,322	1,196,835	-	-
ABN AMRO shares/ ADRs (owned)	341,354	124,004	27,567	34,847

(1)     Included in this balance is a termination payment to Mr C.H.A. Collee of EUR 3 million in 2006.

The following table summarises the salaries, other rewards and bonuses of individual Managing Board members.

	2006					2005
	Base Salary	Other payments (1)	Bonus	Share-based payments (2)	Pension costs (3)	Base Salary	Other payments (1)	Bonus	Share-based payments (2)	Pension costs (3)
	(in thousands of euros)
R.W.J. Groenink	924	-	1,155	1,290	286	910	4	1,047	1,331	263
W.G. Jiskoot	660	-	825	922	205	650	2	748	951	185
T. de Swaan (4)	220	-	275	877	75	650	2	748	951	206
J.Ch.L. Kuiper	660	-	825	922	284	650	4	748	951	264
C.H.A. Collee (5)	660	3,000	619	938	184	650	3	748	951	168
H.Y. Scott-Barrett	660	483	825	880	189	650	464	748	928	238
H. G. Boumeester	660	-	825	331	203
P. S. Overmars	660	-	825	361	128
R. Teerlink	660	-	825	361	129

(1)     Other payments are comprised of contributions towards private health insurance and foreigner allowance as well as a termination payment. Mr H.Y. Scott-Barrett received a foreigner allowance of EUR 471 thousand and a tax allowance of EUR 12 thousand. In 2005 the allowance amounted to EUR 464 thousand. Mr C.H.A. Collee received EUR 3 million termination payment.
(2)     Share-based payments are calculated in accordance with IFRS 2 by recognising the fair value of the shares or options at grant date over the vesting period.
(3)     Pension costs exclusively comprise pension service cost computed on the basis of IAS 19.
(4)     Mr T. de Swaan retired on 1 May 2006.
(5)     Mr C.H.A. Collee stepped down on 31 December 2006.

The following tables reflect movements in the option holdings of the Managing Board as a whole and of individual Board members. The conditions governing the granting of options are included in note 44.

	2006		2005
	Options held by Managing Board	Average exercise price (in euros)	Options held by Managing Board	Average exercise price (in euros)
Movements:
Balance at 1 January	2,380,835	18.83	2,382,251	18.84
Options exercised/cancelled	252,500	14.45	1,416	22.23
Other	172,478	21.34	-	-
Balance at 31 December	1,955,857	19.18	2,380,835	18.83

	Balance at 1 January	Exercise price (in euros)	Exercised/ cancelled	Entered / (Left)	Balance at 31 December	Weighted average share price at exercise	Year of expiration date
R.W.J. Groenink
Executive 2000	60,000	21.30	-	-	60,000	-	2007
Executive 2001	55,000	23.14	-	-	55,000	-	2008
Executive 2002 (1) (2)	112,000	19.53	-	-	112,000	-	2012
Executive 2003 (1) (3)	133,000	14.45	-	-	133,000	-	2013
Executive 2004 (1) (4)	126,000	18.86	-	-	126,000	-	2014
AOR 2001	271	22.34	-	-	271	-	2008
AOR 2002	296	20.42	-	-	296	-	2009
	486,567		-	-	486,567

W.G. Jiskoot
Executive 2000	60,000	21.30	-	-	60,000	-	2007
Executive 2001	55,000	23.14	-	-	55,000	-	2008
Executive 2002 (1) (2)	80,000	19.53	-	-	80,000	-	2012
Executive 2003 (1) (3)	95,000	14.45	(95,000)	-	-	21.55	2013
Executive 2004 (1) (4)	90,000	18.86	-	-	90,000	-	2014
AOR 2001	271	22.34	-	-	271	-	2008
AOR 2002	296	20.42	-	-	296	-	2009
	380,567		(95,000)	-	285,567

T. de Swaan (5)
Executive 2000	60,000	21.30	-	(60,000)	-	-	2007
Executive 2001	55,000	23.14	-	(55,000)	-	-	2008
Executive 2002 (1) (2)	80,000	19.53	-	(80,000)	-	-	2012
Executive 2003 (1) (3)	95,000	14.45	-	(95,000)	-	-	2013
Executive 2004 (1) (4)	90,000	18.86	-	(90,000)	-	-	2014
AOR 2001	271	22.34	-	(271)	-	-	2008
AOR 2002	296	20.42	-	(296)	-	-	2009
	380,567		-	(380,567)	-

J.Ch.L. Kuiper
Executive 2000	60,000	21.30	-	-	60,000	-	2007
Executive 2001	55,000	23.14	-	-	55,000	-	2008
Executive 2002 (1) (2)	80,000	19.53	-	-	80,000	-	2012
Executive 2003 (1) (3)	95,000	14.45	(95,000)	-	-	21.55	2013
Executive 2004 (1) (4)	90,000	18.86	-	-	90,000	-	2014
AOR 2001	271	22.34	-	-	271	-	2008
AOR 2002	296	20.42	-	-	296	-	2009
	380,567		(95,000)	-	285,567

C.H.A. Collee (6)
Executive 2000	56,000	21.30	-	(56,000)	-	-	2007
Executive 2001	55,000	23.14	-	(55,000)	-	-	2008
Executive 2002 (1) (2)	80,000	19.53	-	(80,000)	-	-	2012
Executive 2003 (1) (3)	95,000	14.45	(35,000)	(60,000)	-	21.55	2013
Executive 2004 (1) (4)	90,000	18.86	-	(90,000)	-	-	2014
AOR 2001	271	22.34	-	(271)	-	-	2008
AOR 2002	296	20.42	-	(296)	-	-	2009
	376,567		(35,000)	(341,567)	-

	Balance at 1 January	Exercise price (in euros)	Exercised/ cancelled	Entered / (Left)	Balance at 31 December	Weighted average share price at exercise	Year of expiration date

H.Y. Scott-Barrett
Executive 2000	56,000	21.30	-	-	56,000	-	2007
Executive 2001	55,000	23.14	-	-	55,000	-	2008
Executive 2002 (1) (2)	80,000	19.53	-	-	80,000	-	2012
Executive 2003 (1) (3)	95,000	14.45	-	-	95,000	-	2013
Executive 2004 (1) (4)	90,000	18.86	-	-	90,000	-	2014
	376,000		-	-	376,000

H.G. Boumeester
Executive 2000	-	21.30	-	20,000	20,000	-	2007
Executive 2001	-	23.14	-	16,875	16,875	-	2008
Executive 2002 (1) (2)	-	19.53	-	25,000	25,000	-	2012
Executive 2003 (1) (3)	-	14.45	(27,500)	27,500	-	21.55	2013
Executive 2004 (1) (4)	-	18.86	-	52,500	52,500	-	2014
	-		(27,500)	141,875	114,375

P.S. Overmars
Executive 2000	-	21.30	-	25,000	25,000	-	2007
Executive 2001	-	23.14	-	16,875	16,875	-	2008
Executive 2002 (1) (2)	-	19.53	-	50,000	50,000	-	2012
Executive 2003 (1) (3)	-	14.45	-	55,000	55,000	-	2013
Executive 2004 (1) (4)	-	18.86	-	52,500	52,500	-	2014
	-		-	199,375	199,375

R. Teerlink
Executive 2000	-	21.30	-	15,000	15,000	-	2007
Executive 2001	-	23.14	-	16,406	16,406	-	2008
Executive 2002 (1) (2)	-	19.53	-	50,000	50,000	-	2012
Executive 2003 (1) (3)	-	14.45	-	74,500	74,500	-	2013
Executive 2004 (1) (4)	-	18.86	-	52,500	52,500	-	2014
	-		-	208,406	208,406

(1)     Conditionally granted.
(2)     Vested on 25 February 2005.
(3)     Vested on 24 February 2006.
(4)     Vested on 13 February 2007.
(5)     Mr T. de Swaan retired on 1 May 2006.
(6)     Mr C.H.A. Collee stepped down on 31 December 2006.

The following table shows movements in shares conditionally awarded under the Performance Share Plan. For the years to 2005 the conditional award was based 100% on the bank’s ranking in the peer group (TRS ranking). For the year 2005 and 2006, 50% of the award is on the TRS ranking and 50% on the average ROE target for the reference period. The number of shares conditionally awarded on the TRS ranking in the table below assumes a ranking of fifth in the peer group, in line with our ambition. The number of shares conditionally awarded on the ROE target assumes that we will achieve an average ROE above 20% per annum, our target for the performance cycle 2005-2008 and 2006-2009.

	Type of condition	Reference period	Balance at 1 January	Granted	Entered	Left	Expired/ forfeited	Balance at 31 December
R.W.J. Groenink	TRS	2003-2006	98,000	-	-	-	(98,000)	-
	TRS	2004-2007	70,000	-	-	-	-	70,000
	TRS	2005-2008	42,000	-	-	-	-	42,000
	ROE	2005-2008	42,000	-	-	-	-	42,000
	TRS	2006-2009	-	42,000	-	-	-	42,000
	ROE	2006-2009	-	42,000	-	-	-	42,000

W.G. Jiskoot	TRS	2003-2006	70,000	-	-	-	(70,000)	-
	TRS	2004-2007	50,000	-	-	-	-	50,000
	TRS	2005-2008	30,000	-	-	-	-	30,000
	ROE	2005-2008	30,000	-	-	-	-	30,000
	TRS	2006-2009	-	30,000	-	-	-	30,000
	ROE	2006-2009	-	30,000	-	-	-	30,000

T. de Swaan (1)	TRS	2003-2006	70,000	-	-		(70,000)	-
	TRS	2004-2007	50,000	-	-	(37,500)	(12,500)	-
	TRS	2005-2008	30,000	-	-	(15,000)	(15,000)	-
	ROE	2005-2008	30,000	-	-	(15,000)	(15,000)	-
	TRS	2006-2009	-	30,000	-	(7,500)	(22,500)	-
	ROE	2006-2009	-	30,000	-	(7,500)	(22,500)	-

J.Ch.L. Kuiper	TRS	2003-2006	70,000	-	-	-	(70,000)	-
	TRS	2004-2007	50,000	-	-	-	-	50,000
	TRS	2005-2008	30,000	-	-	-	-	30,000
	ROE	2005-2008	30,000	-	-	-	-	30,000
	TRS	2006-2009	-	30,000	-	-	-	30,000
	ROE	2006-2009	-	30,000	-	-	-	30,000

C.H.A. Collee (2)	TRS	2003-2006	70,000	-	-		(70,000)	-
	TRS	2004-2007	50,000	-	-	(37,500)	(12,500)	-
	TRS	2005-2008	30,000	-	-	(15,000)	(15,000)	-
	ROE	2005-2008	30,000	-	-	(15,000)	(15,000)	-
	TRS	2006-2009	-	30,000	-	(7,500)	(22,500)	-
	ROE	2006-2009	-	30,000	-	(7,500)	(22,500)	-

H.Y. Scott-Barrett	TRS	2003-2006	70,000	-	-	-	(70,000)	-
	TRS	2004-2007	50,000	-	-	-	-	50,000
	TRS	2005-2008	30,000	-	-	-	-	30,000
	ROE	2005-2008	30,000	-	-	-	-	30,000
	TRS	2006-2009	-	30,000	-	-	-	30,000
	ROE	2006-2009	-	30,000	-	-	-	30,000

H.G. Boumeester	TRS	2004-2007	-	-	20,000	-	-	20,000
	TRS	2005-2008	-	-	15,000	-	-	15,000
	ROE	2005-2008	-	-	15,000	-	-	15,000
	TRS	2006-2009	-	30,000	-	-	-	30,000
	ROE	2006-2009	-	30,000	-	-	-	30,000

P.S. Overmars	TRS	2003-2006	-	-	20,000	-	(20,000)	-
	TRS	2004-2007	-	-	20,000	-	-	20,000
	TRS	2005-2008	-	-	15,000	-	-	15,000
	ROE	2005-2008	-	-	15,000	-	-	15,000
	TRS	2006-2009	-	30,000	-	-	-	30,000
	ROE	2006-2009	-	30,000	-	-	-	30,000

R. Teerlink	TRS	2003-2006	-	-	20,000	-	(20,000)	-
	TRS	2004-2007	-	-	20,000	-	-	20,000
	TRS	2005-2008	-	-	15,000	-	-	15,000
	ROE	2005-2008	-	-	15,000	-	-	15,000
	TRS	2006-2009	-	30,000	-	-	-	30,000
	ROE	2006-2009	-	30,000	-	-	-	30,000

(1)     Mr T. de Swaan retired on 1 May 2006.
(2)     Mr C.H.A. Collee stepped down on 31 December 2006.

The following table reflects the number of matched shares the Managing Board will receive under the ABN AMRO Share Investment & Matching Plan at the end of the vesting period, provided the member of the Managing Board remains employed within ABN AMRO during the vesting period.

	Balance at 1 January	Granted	Entered	Left	Expired/ cancelled	Balance at 31 December	Vesting period
R.W.J. Groenink	10,692	9,530	-	-	-	20,222	2005-2008
W.G. Jiskoot	7,637	6,807	-	-	-	14,444	2005-2008
T. de Swaan (1)	7,637	378	-	(3,348)	(4,667)	-	2006-2007
J.Ch.L. Kuiper	7,637	6,807	-	-	-	14,444	2005-2008
C.H.A. Collee (2)	7,637	6,807	-	(6,557)	(7,887)	-	2005-2008
H.Y. Scott-Barrett	3,818	3,403	-	-	-	7,221	2005-2008
H. G. Boumeester	-	4,189	4,808	-	-	8,997	2005-2008
P. S. Overmars	-	4,189	4,808	-	-	8,997	2005-2008
R. Teerlink	-	4,189	4,808	-	-	8,997	2005-2008

(1)     Mr T. de Swaan retired on 1 May 2006.
(2)     Mr C.H.A. Collee stepped down on 31 December 2006.

ABN AMRO ordinary shares held by Managing Board members at 31 December1

	2006	2005
R.W.J. Groenink	77,012	30,574
W.G. Jiskoot	62,377	28,827
T. de Swaan (2)	-	15,259
J.Ch.L. Kuiper	65,315	16,442
C.H.A. Collee (3)	-	8,778
H.Y.Scott-Barrett	51,577	24,124
H. G. Boumeester	47,465	-
P. S. Overmars	16,842	-
R. Teerlink	20,766	-
Total	341,354	124,004

(1)     No preference financing shares were held by any Managing Board member.
(2)     Mr T. de Swaan retired on 1 May 2006.
(3)     Mr C.H.A. Collee stepped down on 31 December 2006.

Loans from ABN AMRO to Managing Board members

	2006		2005
	Outstanding on 31 Dec.	Interest rates	Outstanding on 31 Dec.	Interest rates
	(in thousands of euros)
R.W.J. Groenink	4,800	3.46	5,136	3.58
W.G. Jiskoot	1,674	3.60	1,674	3.94
T. de Swaan (2)	-	-	1,407	2.75 (1)
J.Ch.L. Kuiper	655	3.83	681	3.72
C.H.A. Collee (3)	-	-	2,620	3.27
H. G. Boumeester	2,649	4.64
P. S. Overmars	1,163	4.00
R. Teerlink	726	4.50

(1)     Variable rate.
(2)     Mr T. de Swaan retired on 1 May 2006
(3)     Mr C.H.A. Collee stepped down on 31 December 2006

The decrease in outstandings between 31 December 2005 and 31 December 2006 is caused by repayments.

The following table provides information on the remuneration of individual members of the Supervisory Board. As of 1 May 2006 the remuneration was adjusted. The members of the Supervisory Board receive an equal remuneration of EUR 60,000 per annum. For the Vice Chairman this remuneration is EUR 70,000 and for the Chairman EUR 85,000 per annum. For the membership of the Audit Committee an additional allowance of EUR 15,000 for the members is applied on an annual basis. The annual allowance for the members of the Nomination & Compensation Committee and the Compliance Oversight Committee is EUR 10,000. The annual allowance for the Chairman of the Audit Committee is EUR 20,000 and for the Chairmen of the two other Committees EUR 15,000 per annum. The general expenses allowances were abolished and actual business expenses incurred can be declared and are eligible for reimbursement. Supervisory Board members that are not resident in the Netherlands are entitled to general allowances for each Supervisory Board meeting that they attend, namely EUR 7,500 for members who live outside Europe and EUR 5,000 for members who live in Europe. This allowance applies to meetings of both the Supervisory Board and the various committees and is paid only once when meetings are being held on the same day or on consecutive days and is only paid when the members physically attend the meetings.

All amounts are based on a full year, but the actual payment depends on the period of membership during the year. Members of the Supervisory Board are not entitled to emoluments in the form of ABN AMRO shares or options on ABN AMRO shares.

Remuneration of the Supervisory Board

	2006	2005
	(in thousands of euros)

A.C. Martinez (1)	113	56
A.A. Olijslager	73	45
Mrs. L.S. Groenman	53	40
D.R.J. Baron de Rothschild (1)	53	40
Mrs. T.A. Maas-de-Brouwer	75	48
M.V. Pratini de Moraes (1)	66	45
P. Scaroni (1)	53	40
Lord Sharman of Redlynch (1)	69	48
R. van den Bergh (1)	60	27
A. Ruys	60	27
G.J. Kramer	40	-
H.G. Randa	40	-
A.A. Loudon (2)	21	63
A. Burgmans (2)	22	48
W. Dik (3)	-	16
M.C. van Veen (3)	-	20

(1)     Excluding an attendance fee.
(2)     Messrs A.A. Loudon and A. Burgmans resigned on 27 April 2006.
(3)     Messrs W. Dik and M.C. van Veen resigned on 29 April 2005.

ABN AMRO ordinary shares held by Supervisory Board members  1

	2006	2005

A.C. Martinez (2)	3,000	3,000
A.A. Olijslager	3,221	3,221
M.V. Pratini de Moraes (2)	5,384	5,384
R.F. van den Bergh	13,112	8,167
A. Ruys	2,850	-
A.A. Loudon (3)	-	5,421
A. Burgmans (3)	-	9,654
Total	27,567	34,847

(1)     No financing preference shares were held by any Supervisory Board member.
(2)     ADRs.
(3)     Messrs A.A. Loudon and A. Burgmans resigned on 27 April 2006.

Loans from ABN AMRO to Supervisory Board members
The outstanding loans at 31 December 2006 amounts to EUR 0.3 million with an interest rate of 3.83% (2005: EUR 2.1 million - 3.00%) and relates to Mrs L.S. Groenman (2005: related to Mr A. Burgmans).

Senior Executive Vice Presidents (SEVPs) Compensation 2006
The reward package for ABN AMRO’s SEVPs, the second level of Top Executives, was also introduced in 2001 and − as with the Managing Board − was primarily aimed at maximising total returns to our shareholders.

The compensation for ABN AMRO SEVPs consists of the following core elements:
• Base salary. The base salaries are benchmarked against the relevant local markets. The current median base salary is EUR 402,000 (2005: EUR 396,000)
• Performance bonus. The annual performance bonus is linked to the respective markets within the various countries where we operate. The median bonus amount paid with respect to the 2006 performance year was EUR 1.3 million (2005: EUR 1 million). Bonuses for individual SEVPs vary widely, again reflecting market and location. No absolute maximum level of bonus has been defined for SEVPs
• Long-term incentives such as the Performance Share Plan and the Share Investment & Matching Plan. Long-term incentives are set at a lower level than the applicable yearly grants to Managing Board members. SEVPs received an award under the Top Executive Performance Share Plan and are eligible to participate on a voluntary basis in the Share Investment & Matching Plan. All SEVPs receive identical grants.

In addition, a number of benefits apply in relation to the respective markets and countries of residence.

The total compensation for SEVP’s in 2006 amounts to EUR 47 million (2005: EUR 51 million).

44 Share-based payment plans

ABN AMRO grants long-term share-based incentive awards to members of the Managing Board, other top executives and key staff under a number of plans.

The current plans for the Managing Board (Performance Share Plan and Share Investment & Matching Plan) are described in note 43. At a lower level, the Performance Share Plan is also applicable to the second tier of top executives, the SEVPs. Both the SEVPs and the third level of top executives, the EVPs and MDs, may defer a part of their bonus to the Share Investment & Matching Plan. Furthermore, there is a Restricted Share Plan for the EVPs /MDs with performance conditions linked to the average return on equity in line with the Performance Share Plan of the Managing Board. All these plans are equity-settled.

There is also a cash-settled Performance Share Plan for the EVPs/MDs for the performance cycle 2005-2008.

With effect from 2006 share options are no longer granted to key staff. The options are replaced by restricted shares in line with the changes for the top executives in 2005.

Share-based compensation expense totalled EUR 78 million in 2006 (EUR 61 million in 2005 and EUR 4 million in 2004). The total carrying amount of liabilities arising from cash-settled share-based payments transactions amounted to EUR 10 million at 31 December 2006 (2005: EUR 22 million).

Option plans
The fair value of options granted is determined using a Lattice option pricing model. The following table shows the assumptions on which the calculation of the fair value of these options was based. The expected volatility was based on historical volatility.

For the calculation of the fair value of the options granted to the Top Executives in 2004, the same assumptions were used. The expense recorded in 2006 regarding all options plans amounted to EUR 28 million (2005: EUR 43 million).

	2005	2004
Grant date	16 February 2005	13 February 2004
Expiration date	16 February 2015	13 February 2014
Exercise price (in euros)	21.24	18.86
Share price on grant date (in euros)	21.24	18.86
Volatility	34%	35%
Expected dividend yield	5.2%	4.7%
Interest rate	3.7%	4.3%
Fair value at grant date (in euros)	4.24	3.98

The following table shows the movements of options outstanding.

	2006		2005
	Number of options (in thousands)	Average exercise price (in euros)	Number of options (in thousands)	Average exercise price (in euros)
Balance at 1 January	62,269	19.06	63,050	18.94
Movements:
Other options granted	-	-	7,939	21.24
Options forfeited	(1,225)	19.04	(2,780)	18.29
Options exercised	(7,791)	17.11	(1,868)	18.05
Options expired	-	-	(4,072)	22.43
Balance at 31 December	53,253	19.35	62,269	19.06

Of which exercisable	32,757	19.15	26,873	20.96
Of which exercisable and in the money	32,601	19.14	17,413	20.01
Of which hedged	19,177	18.59	26,968	18.14

	2004
	Number of options (in thousands)	Average exercise price (in euros)
Balance at 1 January	59,149	19.30
Movements:
Options granted to Managing Board members	576	18.86
Options granted to other Top Executives	6,175	18.86
Other options granted	8,254	18.76
Options forfeited	(760)	18.03
Options exercised	(3,160)	18.10
Options expired	(7,184)	22.04
Balance at 31 December	63,050	18.94

Of which exercisable	19,599	21.96
Of which exercisable and in the money	1,551	17.95
Of which hedged	28,837	18.06

In 2006 and 2005, the price of options exercised ranged from EUR 23.14 to EUR 14.45, compared to an average share price of EUR 22.81 in 2006 and EUR 20.11 in 2005. If all exercisable rights were to be exercised, shareholders’ equity would increase by an amount of EUR 627 million (2005: EUR 563 million). Deliveries on options exercised in 2006 were made from share repurchases on the date of grant (7,791,365 shares; 2005: 1,868,242 shares) and from new shares issued on the exercise date (no shares; 2005: no shares).

The following tables further detail the options outstanding at 31 December 2006:

	Outstanding (in thousands)	Average exercise price (in euros)	High/low exercise price (in euros)
Year of expiration
2007	3,776	21.30	21.30
2008	8,764	22.73	23.14-22.34
2009	3,827	20.42	20.42
2010	807	15.06	15.06
2011	495	17.12	17.12
2012	6,855	19.17	19.53-17.46
2013	8,727	14.45	14.65-14.45
2014	12,749	18.86	19.06-18.86
2015	7,253	21.24	21.24
Total	53,253	19.35	23.14-14.45

	Options outstanding			Options exercisable
	Outstanding (in thousands)	Weighted- average exercise price (in euros)	Weighted- average remaining contractual life (in years)	Exercisable (in thousands)	Weighted- average exercise price (in euros)
Range of exercise price (in euros)
14.45-17.50	11,232	14.93	5.82	10,737	14.83
17.51-20.00	18,402	19.07	6.52	5,653	19.53
20.01-22.50	19,224	21.35	3.91	11,972	21.41
> 22.51	4,395	23.07	1.14	4,395	23.07
Total	53,253	19.35	4.99	32,757	19.15

Share plans
For the calculation of the expense for the share plans, various models were used. The total expense in 2006 amounted to EUR 50 million (2005: EUR 19 million). The following table presents a summary of all shares conditionally granted to the Top Executives of ABN AMRO. For the number of shares granted on the TRS-ranking under the Performance Share Plan, a ranking of fifth in the peer group has been assumed.

	2006	2005	2004
(in thousands)
Balance at 1 January	5,637	3,688	4,741
Granted	6,212	2,892	1,797
Forfeited	(1,633)	(283)	(2,850)
Vested	(1,037)	(660)	-
Balance at 31 December	9,179	5,637	3,688

45 Discontinued operations and assets and liabilities held for sale

On 1 December 2006, the Group disposed of the property development and management activities of its Bouwfonds subsidiary. The Bouwfonds Property Development, Bouwfonds Asset Management, Bouwfonds Fondsenbeheer, Rijnlandse Bank and Bouwfonds Holding were sold to Rabobank for a cash consideration of EUR 852 million and the Bouwfonds Property Finance activities were sold to SNS Bank for a cash consideration of EUR 825 million. The total net gain on the sale of Bouwfonds amounted to EUR 338 million.

During 2006, the Group actively began to market the assets of the national residential mortgage line of business (ABN AMRO

Mortgage Group, Inc.), a subsidiary of ABN AMRO LaSalle Bank Midwest. The sale transaction closed on 28 February 2007.

The results of these transactions have been presented as discontinued operations with the comparative figures for 2005 and 2004 re-presented. In addition, the assets and liabilities of the ABN AMRO Mortgage Group, Inc. have been reported as assets of businesses held for sale and liabilities of businesses held for sale in the consolidated balance sheet.

Income statement of discontinued operations:

	2006	2005	2004
Operating income	934	881	844
Operating expenses	525	595	585
Operating profit before tax	409	286	259
Gain on disposal	327	-	-
Profit before tax	736	286	259
Tax on operating profit	138	99	55
Tax arising on disposal	(11)	-	-
Profit from discontinued operations
classified in current period	609	187	204
classified in prior period	-	-	1,447
Profit from discontinued operations net of tax	609	187	1,651

The table below provides a further breakdown of the operating result and gain on disposal of discontinued operations in 2006 by major lines of business. In our segment disclosure note the Bouwfonds results are included in the segment BU Netherlands and ABN AMRO Mortgage Group, Inc. in the BU North America.

	2006	2005	2004
Bouwfonds non-mortgage business
Operating income	534	505	406
Operating expenses	273	287	208
Loan impairment and other credit risk provisions	19	13	9
Operating profit	242	205	189
Gain recognised on disposal	327	-	-
Profit from discontinued operations before tax	569	205	189
Income tax expense on operating profit	75	69	43
Income tax expense on gain on disposal	(11)	-	-
Profit from discontinued operations net of tax	505	136	146

ABN AMRO Mortgage Group Inc.
Operating income	400	376	438
Operating expenses	233	295	368
Operating profit before tax	167	81	70
Income tax expense on operating profit	63	30	12
Profit from discontinued operations net of tax	104	51	58

Earnings per share attributable to the shareholders of the parent company for discontinued operations

	2006	2005	2004
(in euros)
Basic, from discontinued operation	0.32	0.10	0.99
Diluted, from discontinued operation	0.32	0.10	0.99

The major classes of assets and liabilities classified as held for sale as at 31 December are as follows:

2006
Assets
Cash and balances with central banks	14
Financial assets held for trading	104
Financial investments	132
Loans and receivables - banks	53
Loans and receivables - customers	4,532
Property and equipment	1,012
Goodwill and other intangible assets	2,449
Accrued income and prepaid expenses	62
Other assets	3,492
Assets of busineses held for sale	11,850

Liabilities
Due to banks	973
Due to customers	2,397
Provisions	22
Accrued expenses and deferred income	71
Other liabilities	244
Liabilities of busineses held for sale	3,707
Net assets directly associated with disposal businesses	8,143

These balances mainly consist of ABN AMRO Mortgage Group, Inc.

46 Related parties

The Group has a related party relationship with associates (see notes 20 and 41), joint ventures (see note 42), pension funds (see note 28) and key management (see note 43).

The Group enters into a number of banking transactions with related parties in the normal course of business. These include loans, deposits and foreign currency transactions. These transactions were carried out on commercial terms and at market rates except for employees, which are offered preferential terms for certain banking products. No allowances for loan losses have been recognised in respect of loans to related parties in 2006 and 2005.

47 First-time adoption of IFRS

The impact of transition from Dutch GAAP to IFRS can be summarised as follows:

Reconciliation of shareholders’ equity under Dutch GAAP to IFRS

	1 January 2004	31 December 2004
Shareholders’ equity under Dutch GAAP	13,047	14,972
Release of fund for general banking risksI	1,143	1,149
Reclassification of preference shares to subordinated liabilitiesII	(813)	(767)
Reversal of property revaluationIII	(130)	(87)
Reclassification regarding Banco ABN AMRO Real to subordinated liabilitiesIV	(231)	(231)

Transition impacts
Release of interest equalisation reserve relating to the investment portfolioV	1,563
Derivatives and hedgingVI	(560)
Fair value adjustmentsVII	(160)
Private Equity (consolidation and fair valuation) VIII	56
Loan impairment provisioningIX	(405)
Property developmentX	(108)
Differences at LeasePlan CorporationXI	(148)
Equity accounted investmentsXII	(100)
Employee benefit obligationsXIII	(1,475)
OtherXIV	(355)
Total transition impact before taxation	(1,692)
Taxation impact	(577)
Total transition items (net of taxation)	(1,115)	(1,115)
Difference in 2004 profit	—	(244)

Impact of gains and losses not recognized in income statement
Available-for-sale reserveXV	489	818
Cash flow hedging reserveXVI	(165)	(283)
Dutch GAAP pension booking to equity not applicable under IFRSXVII	—	479
Difference in currency translation account movementXVIII	—	(40)

Other differences affecting IFRS and Dutch GAAP equity
Equity settled derivatives on own sharesXIX	(106)	16
Goodwill capitalisation under IFRSXX	—	46
OtherXXI	—	102
Total impact	(928)	(157)
Total shareholders’ equity under IFRS	12,119	14,815

I Release of fund for general banking risks
The fund for general banking risks is considered to be a general reserve and is not permitted under IFRS. The fund balance as at 1 January 2004 was transferred to shareholders’ equity.

II Reclassification of preference shares to subordinated liabilities
IFRS requires the reclassification from equity to debt of preference shares (and other instruments, if applicable) if ABN AMRO, the issuer, does not have full discretion regarding payment of dividends and the repayment of the underlying notional.

III Reversal of property revaluation
Under Dutch GAAP, bank premises, including land, were stated at replacement cost and fully depreciated on a straight-line basis over their useful lives with a maximum of 50 years. Value adjustments, net of tax, were credited or charged to a separate component of shareholders’ equity called the revaluation reserve. Under IFRS property is stated at historical cost, less any adjustments for impairment, and depreciated on a straight-line basis over their useful lives.

IV Reclassification regarding Banco ABN AMRO Real to subordinated liabilities
As part of the acquisition of Banco Sudameris Brasil S.A. a contingent payable that qualified as minority interest under Dutch GAAP was determined to be a liability under IFRS and measured at fair value.

V Release of interest equalisation reserve relating to the investment portfolio
Under Dutch GAAP, bonds and similar debt securities included in the investment portfolios (other than securities on which a large part or all of the interest is settled on redemption) were stated at redemption value less any diminution in value deemed necessary. Net capital gains realised prior to maturity date in connection with replacement operations were recognised as deferred interest income in the interest equalisation reserve and amortised to income over the duration of the investment portfolio.

Under IFRS all bonds and similar debt securities included in the investment portfolio are either classified as held to maturity or available for sale. Unlike under Dutch GAAP realised gains and losses on available for sale securities are recognised directly in income on disposal.

VI Derivatives and hedging
Under Dutch GAAP, derivatives that were used to manage either the overall structural interest rate exposure of the Group or designated to manage the interest exposure within specific assets and liabilities were accounted for on an accrual basis. Therefore, changes in the fair value of the derivatives were not recorded. Under IFRS, all derivatives are recognised as either assets or liabilities and measured at fair value. If the derivative is a hedge and the hedge accounting requirements are met, changes in fair value of a designated derivative that is highly effective as a fair value hedge, together with the change in fair value of the corresponding asset, liability or firm commitment attributable to the hedged risk, are included directly in earnings. Changes in fair value of a designated derivative that is highly effective as a cash flow hedge are included in equity and reclassified into earnings in the same period during which the hedged forecasted cash flow affects earnings. Any ineffectiveness is reflected directly in earnings.

VII Fair value adjustments
Under Dutch GAAP, except for trading positions all financial instruments were carried at cost including non-trading derivatives (see above) and features embedded in non-derivative assets and liabilities that under IFRS are to be recognised as a derivative. Transition to IFRS included valuing a number of non-trading and embedded derivatives and assets and liabilities designated to be measured at fair value under IFRS to a fair value basis. This caption also includes the application of the IFRS fair value measurement guidance.

VIII Private equity (consolidation and fair valuation)
Under Dutch GAAP, private equity investments were held at cost (less impairment where required). Under IFRS, private equity investments that are not controlled are accounted for at fair value with changes reported through income. Private equity investments that are controlled are consolidated

IX Loan impairment provisioning
Under Dutch GAAP, specific provisions against individually significant and not individually significant (portfolio basis) non-performing loans are determined by estimating the future cash flows on an undiscounted basis. Under IFRS, specific loan loss provisions are determined by reference to estimated future cash flows on a discounted basis. This constitutes the predominant part of the determined transition amount.

X Property development
This represented the impact of applying the percentage of completion method to our housing development business at our subsidiary Bouwfonds.

XI Differences at LeasePlan Corporation
Under Dutch GAAP, the majority of the Group’s Leasing business was accounted for as a financing arrangement.

Under IFRS, a major part of the Group’s leasing business was assessed to be conducted through operating leases. Operating lease accounting under IFRS requires the leased asset to be included within Property and Equipment and to be depreciated, with income booked as a form of rental.

XII Equity accounted investments
This adjustment of EUR 100 million represents the estimated amount resulting from the adoption of IFRS at the key associates (Antonveneta and Capitalia) who at 1 January 2004 had not completed their IFRS conversion project. The actual impact was EUR 130 million. This difference was recorded in 2005 income.

XIII Employee benefit obligations
Under Dutch GAAP, we applied SFAS 87: Employers Accounting for Pensions. Under IFRS, the Group implemented IAS 19 ‘Employee Benefits’. As permitted under IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’, the Group have elected to recognise all cumulative actuarial gains and losses as at 1 January 2004 against shareholders’ equity.

XIV Other
The main item included in other transition items relates to loan fees and amounts to EUR 150 million at 1 January 2004. Under IFRS additional non-reimbursable loan fees are deferred over the lifetime of the related facility.

XV Available-for-sale reserve
This represents the impact of fair valuing available for sale debt and equity securities.

XVI Cash flow hedging reserve
This represents the fair value at transition of all derivatives designated in cash flow hedging programmes.

XVII Dutch GAAP pension booking to equity not applicable under IFRS
Under Dutch GAAP, the Group recorded a minimum pension liability as required under SFAS 87, while under IFRS no such requirement exists.

XVIII Difference in currency translation account movement
The currency translation account was reset to zero at 1 January 2004 (the transition date). The difference in currency translation account movements during 2004 relates to differences in the carrying amount of our subsidiaries and associates under IFRS that do not have the euro as their functional currency.

XIX Equity settled derivatives on own shares
This difference is related to written options on own shares, that could be settled in own shares. Under IFRS the notional amounts of the shares are separately reported within equity with an offset reported in other liabilities.

XX Goodwill capitalisation under IFRS
During 2004, goodwill on new acquisitions was capitalised under IFRS but not under Dutch GAAP. The Group applied the business combination exemption as permitted under IFRS 1 thus there was no transition impact for this item.

XXI Other
This includes reversing the impact of dividends on preference shares that were charged through equity under Dutch GAAP in 2004 and through income under IFRS as well as costs incurred on issuances classified as debt under IFRS and equity under Dutch GAAP.

Reconciliation of 2004 net profit under Dutch GAAP to IFRS

2004
Net profit under Dutch GAAP	4,109
Dividends accrued on preference shares	(43)
Net profit available to shareholders under Dutch GAAP	4,066

Reconciling items:
Interest equalisation reserve amortisation relating to investment portfolio	(454)
Available-for-sale realizations and other (including hedging)	(19)
Mortgage banking activitiesXXII	(161)
Fair value adjustments	(230)
Derivatives	11
Private Equity	129
Employee benefit obligationsXXIII	89
Employee stock options	(21)
Differences in gain on sale of LeasePlan Corporation and Bank of Asia	224
Redemption costs relating to preference shares classified as interest cost under IFRSXXIV	(42)
Loan impairment provisioning	29
Other	(39)
Total impact before taxation	(484)
Tax effect	283
Net profit impact	(201)
Profit attributable to equity holders of the parent company under IFRS	3,865

XXII Mortgage banking activities
Under Dutch GAAP, all mortgage servicing rights were carried at the lower of initial carrying value, adjusted for amortisation, or fair value. Mortgage servicing rights were amortised in proportion to, and over the period of, net estimated servicing income. The carrying amount or book basis of servicing rights includes the unamortised cost of servicing rights, deferred realised gains and losses on derivative hedges and valuation reserves.

Under IFRS the basis for determining the fair value of mortgage servicing rights is consistent with Dutch GAAP. However, under IFRS, the carrying amount of servicing rights does not include deferred gains and losses on derivative hedges realised subsequent to 1 January 2004. Under IFRS, the components of the carrying amount of servicing rights include their unamortised cost and the basis adjustment arising from fair value hedge relationships.

XXIII Employee benefit obligations
Under Dutch GAAP, equity settled share options schemes were recorded based on the intrinsic values at grant date, which in all cases was zero. Under IFRS, equity settled share options and other share schemes are initially assessed at fair value at grant date and charged to income over the vesting period.

XXIV Redemption costs relating to preference shares classified as interest cost under IFRS
The dividends paid on preference shares were recorded as distributions to equity holders under Dutch GAAP. These dividend payments are presented as interest expense under IFRS, consistent with the presentation of these preference shares as liabilities.

48 Subsequent events

ABN AMRO Mortgage Group, Inc.
On 22 January 2007 ABN AMRO announced that it has reached an agreement to sell ABN AMRO Mortgage Group, Inc., its US-based residential mortgage broker origination platform and servicing business, which includes ABN AMRO Mortgage Group, InterFirst and Mortgage.com, to Citigroup. Citigroup will purchase approximately EUR 7.8 billion in net assets, of which approximately EUR 2.1 billion is ABN AMRO Mortgage Group’s mortgage servicing rights associated with its EUR 170 billion mortgage servicing portfolio. The sale transaction closed on 28 February 2007.

49 Major subsidiaries and participating interests

(Unless otherwise stated, the bank’s interest is 100% or almost 100%, on 14 March 2007. Those major subsidiaries and participating interests that are not 100% consolidated but are accounted for under the equity method (a) or proportionally consolidated (b) are indicated separately).

ABN AMRO Bank N.V., Amsterdam

Netherlands
AAGUS Financial Services Group N.V., Amersfoort (67%)
AA Interfinance B.V., Amsterdam
ABN AMRO Arbo Services B.V., Amsterdam
ABN AMRO Asset Management (Netherlands) B.V., Amsterdam

ABN AMRO Effecten Compagnie B.V., Amsterdam
ABN AMRO Hypotheken Groep B.V., Amersfoort
ABN AMRO Mellon Global Securities Services B.V., Amsterdam (50%) (b)
ABN AMRO Participaties B.V., Amsterdam
ABN AMRO Projectontwikkeling B.V., Amersfoort
ABN AMRO Ventures B.V., Amsterdam
Altajo B.V., Amsterdam (50%) (b)
Amstel Lease Maatschappij N.V., Utrecht
Delta Lloyd ABN AMRO Verzekeringen Holding B.V., Zwolle (49%) (a)
Hollandsche Bank-Unie N.V., Rotterdam
IFN Group B.V., Rotterdam
Solveon Incasso B.V., Utrecht
Stater N.V., Hoevelaken

Outside the Netherlands
Europe
ABN AMRO Asset Management Holdings Ltd., London
ABN AMRO Asset Management Ltd., London
ABN AMRO Asset Management (Deutschland) GmbH, Frankfurt am Main
ABN AMRO Asset Management Fondsmaeglerselskab AS, Copenhagen
ABN AMRO Asset Management (Schweiz) A.G., Zurich
ABN AMRO Bank (Deutschland) AG, Frankfurt am Main
ABN AMRO Bank (Luxembourg) S.A., Luxembourg
ABN AMRO Bank (Polska) S.A., Warsaw
ABN AMRO Bank (Romania) S.A., Bucharest
ABN AMRO Bank (Schweiz) A.G., Zurich
ABN AMRO Bank ZAO, Moscow
ABN AMRO Capital Ltd., London
ABN AMRO Corporate Finance Ltd., London
ABN AMRO Förvaltning ASA, Oslo
ABN AMRO France S.A., Paris
Banque Neuflize OBC, Paris
ABN AMRO Fund Managers (Ireland) Ltd., Dublin
ABN AMRO Infrastructure Capital Management Limited, London
ABN AMRO International Financial Services Company, Dublin
ABN AMRO Investment Funds S.A., Luxembourg
ABN AMRO Kapitalförvaltning AB, Helsinki
Alfred Berg Holding AB, Stockholm
Alfred Berg Asset Management AB, Stockholm
Antonveneta ABN AMRO Società di Gestione del Risparmio SpA, Milan
(45% ABN AMRO Bank N.V.; 55% Banca Antonveneta Group) (a)
Artemis Investment Management Ltd., Edinburgh (69%)
Aspis International Mutual Funds Management S.A., Athens (45%) (a)
Banca Antonveneta SpA, Padova
Capitalia SpA, Roma (8.6%) (a)
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
ABN AMRO Securities Investment Consultant Co. Ltd., Taipei
ABN AMRO Securities (Japan) Ltd., Tokyo
PT ABN AMRO Finance Indonesia, Jakarta (70%)
PT ABN AMRO Manajemen Investasi Indonesia, Jakarta (96%)

Australia
ABN AMRO Asset Management (Australia) Ltd., Sydney
ABN AMRO Australia Ltd., Sydney
ABN AMRO Asset Securitisation Australia Pty Ltd., Sydney
ABN AMRO Corporate Finance Australia Ltd., Sydney
ABN AMRO Equities Australia Ltd., Sydney
ABN AMRO Capital Management (Australia) Pty Limited, Sydney
ABN AMRO Equities Capital Markets Australia Ltd., Sydney
ABN AMRO Investments Australia Ltd., Sydney
ABNED Nominees Pty Ltd., Sydney

New Zealand
ABN AMRO Equity Derivatives New Zealand Limited, Auckland
ABN AMRO New Zealand Ltd., Auckland
ABN AMRO Securities NZ Ltd., Auckland

Latin America
ABN AMRO Asset Management DVTM S.A., Sao Paulo
ABN AMRO Bank (Chile) S.A., Santiago de Chile
ABN AMRO Bank (Colombia) S.A., Bogota
ABN AMRO Brasil Participaçôes Financeiras S.A., Sao Paulo
ABN AMRO Brasil Dois Participaçôes S.A., São Paulo
Banco ABN AMRO Real S.A., Sao Paulo (96.65%)

Banco de Pernambuco S.A., BANDERE, Recife
Banco Sudameris Brasil S.A., Sao Paulo (94.58%)
Real Tokio Marine Vida e Previdência S.A., (50%) (b)
ABN AMRO (Chile) Seguros Generales S.A., Santiago de Chile
ABN AMRO (Chile) Seguros de Vida S.A., Santiago de Chile
Real Paraguaya de Seguros S.A., Asuncion
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

The significant differences between IFRS and US GAAP that are applicable to the Group are as follows:

IFRS	US GAAP
Goodwill and business combinations
On transition to IFRS at 1 January 2004, the Group elected not to reinstate goodwill which had previously been written off to shareholders’ equity as a balance sheet asset.	The US GAAP balance sheet includes goodwill recognised prior to 1 January 2004.

In a step acquisition, the existing ownership interest in an entity must be revalued to the new valuation basis established at the time of acquisition. The increase in value is recorded directly in equity as a revaluation reserve.
In a step acquisition, the existing ownership interest remains at its original valuation.

Gains and losses on the disposal of foreign operations exclude the effect of cumulative currency translation differences arising prior to 1 January 2004 as they were set to zero on the transition to IFRS.
Gains and losses on the disposal of foreign operations include cumulative currency translation differences prior to January 2004.

Allowances for loan losses
The principles for determining loan loss allowances under IFRS rely on an incurred loss model.	US GAAP principles are consistent with IFRS, however differences in application exist. See note (b) for details.

Financial investment
Debt securities included in the Group’s investment portfolio that are traded on an active market are typically classified as Available-for-Sale (AFS) assets.	Non-marketable investments classified as AFS and recorded at fair value under IFRS are recorded at cost under US GAAP.

IFRS standards exclude changes in fair value attributable to movements in the risk-free interest rate, in and of itself, as evidence of a potential impairment.	US GAAP standards include changes in fair value attributable to movements in the risk-free interest rate, in and of itself, as evidence of a potential impairment.

Under IFRS an impairment recognised does not establish a new cost basis for the underlying debt or equity security. Impairment of debt securities may be reversed through income if there is a subsequent increase in fair value that can be objectively related to a new event.
Under US GAAP recognised impairment establishes a new cost basis for the underlying debt or equity security. Under US GAAP an impairment loss cannot be reversed through income.

Changes in the fair value of AFS debt securities arising from changes in foreign exchange rates are recorded in income as exchange differences. Such differences are typically offset by exchange difference on matched currency funding.

Under US GAAP changes in the fair value of AFS debt securities arising from changes in foreign exchange rates are recorded in shareholders’ equity and transferred to income on disposal of the security.

IFRS	US GAAP
On the transition to IFRS, certain debt securities were designated as Held-to-Maturity (HTM) assets.
Investments designated as HTM under IFRS were transferred for US GAAP purposes from the AFS portfolio at fair value to the HTM portfolio on 1 January 2004. The unrealised gains and losses recorded in equity as of 1 January 2004 are amortised to income over the remaining contractual life of the securities using the effective yield method.

Private equity
Under IFRS, all investments where the Group has control are consolidated in the Group’s financial statements.	Under US GAAP no private equity investments are consolidated.

For all investments where the Group has a financial interest that is not controlling, the Group has elected to designate these investments as fair value through income with changes in fair value from period to period being recorded in income.

Under US GAAP the Group accounts for its private equity investments held by private equity subsidiaries in accordance with the American Institute of Certified Public Accountants (AICPA) Auditing and Accounting Guide, “Audits of Investment Companies”. Consequently, such investments are recorded at their fair value with changes in fair value from period to period recognised in income.

Pensions and other post-retirement benefits
Defined benefit pension schemes and other post-retirement benefits are actuarially assessed each year. The difference between the fair value of the plan assets and the present value of the obligation at the balance sheet date, adjusted for any unrecognised actuarial gains and losses and past service costs recognised on the balance sheet date as an asset or liability.

The adoption of SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” in 2006 replaces the requirement to record an additional minimum liability. SFAS 158 requires the full recognition of the funded status of the Group’s defined benefit pension plan as an asset or liability in the year-end balance sheet.

Pension and other post-retirement benefit assets and liabilities were recognised in full on transition to IFRS.	Under US GAAP differences arise as compared to IFRS from the different dates of adoption used for calculations.

Share based payment plans
Under IFRS, share based options and other share based payment schemes are recognised over the vesting period, at fair value calculated at grant date, in income and equity.
Under US GAAP, share based options granted prior to 1 January 2006 were recorded based on intrinsic values. New awards and awards modified, repurchased or cancelled after that date are recorded based on initial fair values similar to IFRS. Difference also can occur in the timing of recognition for the tax impact of share based payment schemes.

Restructuring provisions
Under IFRS, costs associated with onerous operating lease payments are recognised when the decision to terminate the lease is made.
Under US GAAP, costs associated with onerous operating lease contracts are recognised once there are no economic benefits received by the lessee, which is typically the date on which the leased property is vacated.

Under IFRS, provisions are made for any direct restructuring costs that management is committed to, has a detailed formal plan, and has raised a valid	Under US GAAP, even when management has committed itself to a detailed exit plan, it does not follow automatically that the costs of that exit plan may

IFRS	US GAAP
expectation of carrying out that plan in those affected and other parties such as customers and suppliers.
be provided for. For example, one-time employee termination costs are recognised rateably over any required employee service period if the termination period is longer than the minimum retention period.

Derivatives used for hedging
Where derivative instruments have been entered into and designated in hedging relationships in accordance with the provisions of IFRS, hedge accounting has been applied from the date of designation.
Prior to 1 January 2005, derivatives designated for hedge accounting under US GAAP were limited to those undertaken by the Group in North America and those used by the Group to hedge net investments in non-Euro operations.

The Group applied the IFRS 1 hedge accounting transition provisions at 1 January 2004.	Since 1 January 2005, the designation of hedges for US GAAP reporting has been extended to include those hedge relationships that qualify under US GAAP and can be accounted for the same as under IFRS.
Mortgage servicing rights
Mortgage servicing rights hedged under a fair value hedging relationship are adjusted for changes in fair value, with changes in fair value for the hedged portion, from period to period, recognised directly in income.

Under US GAAP, hedge accounting was applied from 1 January 2001 whereas from 1 January 2004 under IFRS. This difference affects the reporting of the Group’s mortgage banking activities in the US sold at the beginning of 2007.

Fair value differences
Under IFRS, the Group has elected to apply the fair value through income option to certain non-controlling equity investments, mortgages originated and held for sale, unit-linked investments held for the account of insurance policy holders and certain structured liabilities.

US GAAP does not permit the fair value through income designation. Consequently, those assets and liabilities designated at fair value through income under IFRS are accounted for under the appropriate US GAAP guidance applicable to each individual asset or liability.

Preference shares
Under IFRS, preference shares issued by ABN AMRO Holding N.V. are classified as debt due to the non discretionary nature of the preference dividend payment. Preference dividends are recorded as interest payments in the consolidated financial statements.
Under US GAAP, preference shares are classified as equity as they are legally equity instruments and are not mandatorily redeemable by either the issuer or the holder.

Loan Origination Costs
Under IFRS, certain direct costs of origination, typically internal costs, are not considered to be incremental to the origination of a financial instrument. These costs are not deferred and amortised to income over the life of the loan as an adjustment to the effective yield and instead are recognised directly in expense.

US GAAP requires that loan origination fees and direct costs of origination, whether internal or external, be deferred and amortised to income over the life of the loan as an adjustment to interest income as part of the effective yield on the loan.

Sales and lease back
Under IFRS, gains arising from a sale and operating leaseback transaction are recognised immediately in income when the transaction has been entered into at fair value.	Under US GAAP, gains arising from a sale and operating leaseback transaction are generally deferred and amortised over the future period of the operating lease.

IFRS	US GAAP
Consolidation of Special Purpose Entities
SIC-12 applies to activities regardless of whether they are conducted by a legal entity. Under SIC-12, an SPE is consolidated by the entity that is deemed to control it. Indicators of control include the SPE conducting activities on behalf of the Group or the Group holding the majority of the risks and rewards of the SPE. The concept of economic benefit or risk is a major part of the analysis.

FIN 46(R) only applies to legal structures. FIN 46(R) is a consolidation model that requires consolidation assessments to be made where a company has a controlling financial interest via means other than through voting stock. FIN 46(R) requires consolidation when a party is exposed to the majority of an entity’s expected losses or the majority of the residual returns.
The guidance in FIN 46(R) is more detailed than SIC-12 and may result in different consolidation outcomes than those identified in SIC-12.

Jointly controlled entities
The consolidated financial statements include the Group’s proportionate share of jointly controlled entities assets, liabilities, income and expense on a line-by-line basis.	Under US GAAP, jointly controlled entities are recorded using the equity method of accounting.

Applicable recent developments in US GAAP

Adopted pronouncements

SFAS 123-R: Accounting for Stock-Based Compensation

On 16 December 2004, the FASB issued SFAS 123 (revised), "Share-Based Payment" ("SFAS 123 (R)").

SFAS 123 (R) requires that entities recognise at grant date employee stock options and other forms of stock-based compensation based on the fair value of the options.

The statement is applied by the Group in 2006 and applied to new awards and to awards modified, repurchased, or cancelled after 1 January 2006. The impact from adoption is included in the reconciliation.

SFAS 154: Accounting Changes and Error Corrections

On 1 June 2005, the Financial FASB issued SFAS 154, “Accounting Changes and Error Corrections” (“SFAS 154”), a replacement of APB No. 20, “Accounting Changes” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 applies to all voluntary changes in accounting principle and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.

The statement is effective in 2006. It has not been applicable to the Group in this period.

SFAS 158: Employers’ Accounting for Defined benefit Pension and Other Postretirement Plans - An Amendment of FASB Statements No. 87, 88, 106 and 132 (R)

On 29 September 2006, the FASB issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - An Amendment of FASB Statements No. 87, 88, 106 and 132 (R)” (SFAS 158).

SFAS 158 requires the Group to:

a) Recognise the over- or under-funded status of defined benefit postretirement plans and other postretirement benefit plans in the balance sheet;

b) Recognise actuarial gains and losses; prior service costs and credits; and transition assets as a component of other comprehensive income, net of tax; and

c) Measure plan assets and obligations as at the Group’s year end.

The recognition and disclosure requirements are effective for 31 December 2006. The impact of adoption is included within the US GAAP reconciliation and described in (d) Pensions and post retirement benefits.

Pronouncements to be adopted in 2007

SFAS 155: Accounting for Certain Hybrid Financial Instruments

On 16 February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Instruments” (SFAS 155).

SFAS 155 permits entities to elect to measure at fair value through earnings any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation. This fair value election is made on an instrument-by-instrument basis and is irrevocable. It is available for all qualifying hybrid instruments that exist as of the date of adoption, 1 January 2007, as well as new instruments issued or acquired after the date of adoption.

This standard will help to reduce the Group reconciling item “Other Fair Value Differences”. Adoption of SFAS 155 on 1 January 2007 will have a positive impact on shareholder’s equity of EUR 56 million net of tax.

FIN 48: Accounting for Uncertainty in Income Taxes

On 13 July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" (FIN 48).

This statement was issued to provide additional guidance and clarification on accounting for uncertainty in income tax positions. The interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions, as well as increased disclosure requirements with regards to uncertain tax positions. The cumulative effect of adopting FIN 48 is recognised as an adjustment to opening retained earnings in the year of adoption. The Group is currently finalising its evaluation of the impact of adopting FIN 48 in 2007.

Other pronouncements

SFAS 156: Accounting for Servicing of Financial Assets

On 17 March 2006, the FASB issued SFAS 156, "Accounting for Servicing of Financial Assets - an Amendment of FASB Statement 140" (SFAS 156).

The standard provides companies accounting guidelines for all separately recognised servicing assets and servicing liabilities and requires entities to initially recognise servicing rights at fair value and to subsequent measure at amortised cost or fair value.

At the beginning of 2007 ABN AMRO sold ABN AMRO Mortgage Group, Inc., its US-based Residential Mortgage Broker Origination platform and servicing business. Accordingly, this statement is not expected to have a material impact on the Group’s US GAAP financial statements.

SFAS 157: Fair Value Measurements

On 15 September 2006, the FASB released SFAS 157, "Fair Value Measurements” (SFAS 157). The Statement is applicable to the Group in 2008.

The standard provides companies enhanced guidance on using fair value to measure financial assets and liabilities and applies whenever other statements require (or permit) assets or liabilities to be measured at fair value. The FASB states that SFAS 157 “does not expand the use of fair value in any new circumstances.”

SFAS 157 introduces a new definition of fair value: “Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

SFAS 157 will change current practice by requiring certain methods to be used to measure fair value and establishes a three level hierarchy for measuring fair value and expands disclosures about fair value measurements. Data requirements for measuring and disclosing fair values are expected to be extensive, therefore, inventory of items carried at fair value and related data requirements will be assessed during 2007 and will be aligned with the adoption of SFAS 159.

SFAS 159: The Fair Value Option for Financial Assets and Financial Liabilities

On 15 February 2007, the FASB released SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). The Statement is applicable to the Group in 2008.

The standard provides companies an option to report selected financial assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option). SFAS 159 was developed to improve financial reporting by reducing the volatility pertaining to the measurement of assets and liabilities without having to apply complex hedge accounting guidance.

The guidance provided by SFAS 159 further aligns the guidance provided by the fair value option allowed under IAS 39, ‘Financial Instruments: Recognition and Measurement’.

Reconciliation to US GAAP

The following table summarizes the significant adjustments to ABN AMRO’s equity and net profit attributable to shareholders of the parent company under IFRS that would result from the application of US GAAP.

Reconciliation to US GAAP	Equity attributable to shareholder’s of the parent as at		Net profit for the year ended
	31 December 2006	31 December 2005	31 December 2006	31 December 2005	31 December 2004
	(in millions of EUR, except per share data)

Amounts determined in accordance with IFRS	23,597	22,221	4,715	4,382	3,865
US GAAP Adjustments:
Goodwill and business combinations (a)	4,446	5,803	(855)	(173)	(932)
Allowance for loan losses (b)	(540)	(538)	(58)	99	798
Financial investments (c)	104	(92)	14	(662)	(500)
Private equity investments	175	63	90	69	133
Pensions (d)	(658)	77	(237)	(339)	(89)
Share based payments (e)	-	-	-	(73)	29
Restructuring provisions (f)	60	223	(160)	(219)	307
Derivatives used for hedging (g)	250	362	1,129	(930)	(559)
Mortgage banking activities (h)	162	232	(54)	1	(139)
Other fair value difference	(119)	155	(274)	96	(252)
Preference shares (i)	768	768	36	36	87
Other equity and income differences (j)	40	33	63	(34)	(161)
Taxes	(205)	(813)	52	617	237
Total adjustments	4,483	6,273	(254)	(1,512)	(1,041)
Amount in accordance with US GAAP	28,080	28,494	4,461	2,870	2,824

Shareholders’ equity per ordinary share under US GAAP	14.73	14.76
Net profit under US GAAP			4,461	2,870	2,824
from continuing operations			4,147	2,682	1,850
from discontinued operations			314	188	974
Basic earnings per share under US GAAP			2.35	1.57	1.68
from continuing operations			2.18	1.47	1.09
from discontinued operations			0.17	0.10	0.59
Diluted earnings per share under US GAAP			2.34	1.56	1.67
from continuing operations			2.17	1.46	1.08
from discontinued operations			0.17	0.10	0.59

Notes to the Adjustments to the Reconciliation to US GAAP

(a) Goodwill and business combinations

In accordance with the provisions of SFAS 141, “Business Combinations” and SFAS 142, ‘‘Goodwill and Intangible Assets’’, goodwill is capitalised and allocated to reporting units. Goodwill is allocated to operating segment components for impairment testing purposes, and tested at least annually.

Finite life intangible assets are amortised over their useful lives.

Due to changes in our business operational model, segmentation and disposals the Group has recognised in 2006 a reduction in goodwill including an adjustment to gain on disposals of Bouwfonds, the largest property developer in the Netherlands (EUR 260 million) and various Asset Management balances (EUR 300 million) related to disposals of businesses or customers and loss of clients resulting in impairment.

The main addition in 2006 relates to the acquisition of Antonveneta.

As a result of implementing the Group’s new organisational structure, the carrying value of goodwill and purchased intangibles for US GAAP purposes has been allocated as follows:

	At 31 December 2004	Additions	Disposals and impairment	Amortisation	Foreign exchange	At 31 December 2005
Netherlands	490	-	-	-	-	490
Europe	291	-	-	-	1	292
North America	2,626	-	-	(42)	375	2,959
Latin America	1,082	18	(42)	-	317	1,375
Asia	66	-	-	-	7	73
Private Clients	171	30	(5)	-	5	201
Asset Management	425	101	-	(2)	32	556
Group Functions/ Group Services	49	-	-	-	6	55
Total	5,200	149	(47)	(44)	743	6,001

	At 31 December 2005	Additions	Disposals and impairment	Amortization	Foreign exchange	At 31 December 2006
Netherlands	490	10	(260)	-	-	240
Europe	292	5,395	(9)	(174)	(1)	5,503
North America	2,959	-	(119)	(27)	(306)	2,507
Latin America	1,375	(83)	-	-	(31)	1,261
Asia	73	-	(1)	-	(6)	66
Private Clients	201	21	-	-	(5)	217
Asset Management	556	84	(300)	-	(19)	321
Group Functions/ Group Services	55	-	(41)	-	-	14
Total	6,001	5,427	(730)	(201)	(368)	10,129

BU Global Clients has no allocated goodwill.

Private Equity holds investments of a private equity nature measured at fair value under US GAAP, accordingly, the group does not recognise goodwill in respect of these investments.

(b) Allowance for loan loss

The principles of IFRS and US GAAP are essentially similar with respect to the accounting for loan losses and the calculation of the incurred but not identified (“IBNI”) component of the allowance for loan losses. Notwithstanding the comparability of the underlying concepts, some differences exist between the application under US GAAP by the Group’s US subsidiaries and the application by operations in other countries. Differences in application result from factors such as legal differences, the scope and authority of banking supervisory regulators, available guidance and interpretations and peer-group practices and norms.

The Group applies the following process for the determination of loan loss allowances under IFRS. The Group’s risk management framework focuses on the identification of when credits are impaired. This timely identification is achieved in various ways, ranging from frequent comprehensive reviews of credits above certain thresholds through to ‘days-over-due’ monitoring for smaller balances. For this purpose the credit portfolios are allocated into two primary components: retail and non-retail.

The analysis of individually significant loans (typically non-retail) and homogenous portfolios of individually insignificant loans (typically retail) is used to quantify incurred and identified losses. In addition to these specific allowances an IBNI impairment analysis is performed for those items that have not been identified specifically as impaired. For the estimation of IBNI allowances, the Group analyzes quantitative data with specific attention to credit ratings and credit characteristics. The data analysis includes statistical data regarding probability of default (“PD”) based on counterparty credit risk characteristics, loss given default (“LGD”) based on the nature of the facility, and exposure at default (“EAD”). These three elements combined determine the expected loss on an individual loan or pool of loans. This expected loss data set forms the baseline for the calculation of the Group’s estimation of losses in the IBNI portfolio analysis.

The Group has adopted a method that converts expected loss data through the application of a multiplier into an estimate of incurred losses. The multiplier (termed the loss emergence period under IFRS) represents the period between the occurrence of an event that indicates a probable and measurable impairment in a group of exposures and the time a loan is identified for specific impairment. The determination of this period recognises that there are delays in the receipt and processing of information to complete the evaluation of potential impairment and that delay is assessed based on our credit review policies and practices for provisioning throughout the Group. These practices are combined into an average loss emergence approach for respectively retail and non-retail.

In determining the consolidated level of the general loan loss allowance under US GAAP, the Group combines the IBNI as determined under IFRS for all countries outside the US on the basis of consistency in the principles on loan loss allowance, with the general loan loss allowance as determined by our US subsidiaries under US GAAP. The Group’s US subsidiaries under US GAAP, have taken a loss confirmation approach, which results in a longer period, consisting of the period between the occurrence of an event leading to a deterioration in the borrower’s financial condition and recognition of that event in our credit review process to the moment a specific allowance or charge is made. In addition, in assessing whether expected loss data reflects the relevant components of the current business cycle the US subsidiaries’ allowance process includes an addition for regional economic trends. Furthermore, an unallocated component is added after considering a variety of factors, including reserve levels of peer banks and input from the local regulator.

(c) Financial investments

The Group’s available-for-sale and held-to-maturity debt securities, on an IFRS basis, were as follows:

	2006
	Amortized cost	Unrealized losses	Unrealized gains	Fair Value
Debt securities held-to-maturity	3,729	-	34	3,763
Debt securities available-for-sale:
Dutch government	2,559	(25)	3	2,537
US treasury and US government	4,806	(39)	33	4,800
Other OECD government	38,531	(206)	112	38,437
Mortgage-backed securities	14,633	(66)	88	14,655
Other securities	56,688	(89)	530	57,129
Total debt securities available-for-sale	117,217	(425)	766	117,558
Total	120,946	(425)	800	121,321

The Group performs a review of each individual available-for-sale and held-to-maturity security on a regular basis to determine whether any evidence of impairment exists. This review considers factors such as the duration and amount at which fair value is below cost, the credit standing and prospects of the issuer, and the intent and ability of the Group to hold the available-for-sale or held-to-maturity security for such sufficient time to allow for any anticipated recovery in fair value. An impairment of EUR 28 million (2005: EUR 30 million) was recognized under US GAAP relating to available-for-sale debt securities with unrealized losses for which the Group at the balance sheet date did not have the intent to hold until anticipated full recovery.

The available-for-sale debt securities, on a US GAAP basis, of the Group’s two largest individual portfolios are summarised as follows:

Available-for-Sale 31 December 2006
	Greater Than 12 Months		Less Than 12 Months
	Fair Value	Unrealised Losses	Fair Value	Unrealised Losses	Total Fair Value	Total Unrealised Losses
Debt securities available for sale:
Dutch government	564	(12)	1,789	(13)	2,353	(25)
US treasury and US government	1,693	(36)	364	(3)	2,057	(39)
Other OECD government	2,928	(31)	14,205	(170)	17,133	(201)
Corporate Debt	2,345	(6)	4,955	(6)	7,300	(12)
Mortgage backed securities	2,787	(42)	3,463	(24)	6,250	(66)
Other securities	122	(3)	49	(1)	171	(4)
Total securities available for sale	10,439	(130)	24,825	(217)	35,264	(347)

The remaining balance of EUR 78 million unrealised losses relates to other available-for-sale debt securities portfolios.

US GAAP income before tax is negatively impacted by EUR  42 million (2005: EUR 632 million) due to the requirement to include the change in the fair value of Available-for-Sale debt securities relating to foreign exchange rate differences in the Available-for-Sale reserve in equity.

(d) Pensions and post retirement benefits

The expenses for pensions and post-retirement benefits under US GAAP are based on the same method of valuation of the benefit obligations and the plan assets as under IFRS, refer to Financial Statement Note 28 Pension and other post-retirement employee obligations for further details.

On transition to IFRS, the group elected the optional exemption under IFRS 1 to recognise all cumulative actuarial gains and losses and unrecognised prior service charges in relation to employee benefit schemes in retained earnings at the date of transition.. The cumulative unrecognized actuarial losses and prior service costs under US GAAP were EUR 1,926 million at 31 December 2006 (IFRS EUR 658 million) and EUR 2,914 million at 31 December 2005 (IFRS 1,385 million). As a consequence, amortisation of these unrecognized actuarial losses and prior service costs was EUR 237 million higher under US GAAP (2005: EUR 192 million) than under IFRS.

In September 2006, the FASB issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - An Amendment of FASB Statements No. 87, 88, 106 and 132 (R)”.

In accordance with the provisions of SFAS 158, as at 31 December 2006, the Group has recognised the over - or under-funded status of defined benefit pension plans and post retirement healthcare plans as an asset or a liability within its balance sheet. Actuarial losses (EUR 1,763 million) and prior service costs (EUR 163 million) at 31 December 2006 have been transferred to accumulated other comprehensive income. Taking into account the amount that was already cumulatively charged to equity (EUR 924 million) the incremental negative effect of first time application of SFAS 158 on Other Comprehensive Income was EUR 1,002 million.

The requirement within SFAS 158, effective for year-ended 31 December 2008, to measure plan assets and benefit obligations as of the employer’s fiscal year-end balance sheet date will not impact the Group’s financial statements, as plan assets and benefit obligations are currently measured as of the balance sheet date.

Amounts in OCI expected to be recognised as components of net periodic benefit cost in 2007:

(in million of €)	Pensions	Healthcare	Total
Prior service cost	49	(1)	48
Net actuarial losses	65	3	68
Total	114	2	116

(e)  Share based payments

At 31 December 2006, ABN AMRO has a number of stock based employee compensation plans, which are described more fully in Note 44. As of 1 January 2004 the Group adopted IFRS 2. Prior to the adoption of IFRS 2, the Group did not recognize the financial effect of share-based payments until such payments were settled. In accordance with the transitional provisions of IFRS 2, the Standard has been applied retrospectively to all grants of shares, share options or other equity instruments that were granted after 7 November 2002 and that were not yet vested at the effective date of the standard.

From 1 January 2006 ABN AMRO has adopted SFAS 123(R) and has opted for the modified-prospective transition. Adoption did not have a material impact on the Group’s results of operations or financial condition as determined under US GAAP.

Through 31 December 2005, the Group accounted for its employee share-based compensation programs under US GAAP using the intrinsic value method in accordance with Accounting Principles Board Opinion

No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations to measure employee stock compensation.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS 123, “Accounting for Stock Based Compensation,” to stock-based employee compensation as required by SFAS 148 for the year 2005.

Stock-based employee compensation	2005	2004
	(in millions of EUR, except Per Share Data)
Net profit under US GAAP	2,870	2,824
Preferred dividend	36	43
Profit attributable to ordinary shares	2,834	2,781
Stock-based employee compensation	(45)	55
Pro forma net profit	2,879	2,726
Earnings per share:
Basic - as reported	1.57	1.68
Basic - pro forma	1.60	1.64
Diluted - as reported	1.56	1.67
Diluted - pro forma	1.59	1.64

(f) Restructuring provisions

Due to the rules under US GAAP regarding the timing of the recognition of costs arising from certain restructuring activities, as set out in the policy difference summary, part of the costs associated with the Group wide restructuring initiatives announced in December 2004 were charged partly to US GAAP income in 2005 and 2006 with a remaining portion to be charged during 2007. The provision made in 2004 under IFRS for costs associated with the new Collective Labour Agreement have been recognized as expenses under US GAAP in 2005 and 2006 with a small remaining portion to be recognized in the first half of 2007.

(g) Derivatives used for hedging

The Group has entered into certain non trading derivatives for which hedge accounting under SFAS 133 is not applied, due to the differences in the hedging models available and differences in the transition requirements of US GAAP and IFRS. Under IAS 39, the Group hedges interest rate risk on forecasted cash inflows and outflows on a Group basis. For this purpose information is accumulated about financial assets and liabilities, which is then used to estimate and aggregate cash flows and to schedule the future periods in which these cash flows are expected to occur. Appropriate derivative instruments are then used to hedge the estimated future cash flows against repricing risk. SFAS 133 does not permit hedge accounting for hedges of future cash flows determined by this method. The impact of this and other cash flow hedging differences on income before tax in 2006 was EUR 553 million profit (2005: EUR (351) million loss). The impact on the cash flow hedging reserve, which is offset by a change in retained earnings, at 31 December 2006 is a reduction of EUR 108 million net of tax (2005: EUR 497 million).

The effect of not designating hedges of available-for-sale investments, originated prior to 1 January 2005 under US GAAP, was an increase to income before tax of EUR 688 million (2005: EUR (203) million loss) and an impact on the available-for-sale reserve in equity at 31 December 2006 of EUR 127 million net of tax (2005: EUR 611 million). The impact of other fair value hedges not designated for hedge accounting under US GAAP was EUR (112) million loss (2005: EUR (376) million loss) on income before tax and EUR 176 million net of tax (2005: EUR 255 million) on shareholders’ equity.

(h) Mortgage banking activities

This difference relates to the mortgage servicing assets held by our business in the United States. As disclosed in note 48 this business was sold in early 2007. Accordingly the difference in the valuation of the mortgage servicing asset at 31 December 2006 will be reported as income in the reconciliation of 2007.

(i) Preference Shares

This difference relates to preference shares issued by ABN AMRO Holding NV, that qualify as equity under US GAAP.

(j)  Other equity and income differences

Other includes the effect of other differences between IFRS and US GAAP, which both individually and in aggregate do not have a significant effect on equity or profit for the period attributable to shareholders.

(k) Variable Interest Entities

FASB Interpretation No. 46 Consolidation of Variable Interest Entities (“FIN 46(R)”) addresses how a business enterprise should evaluate whether it has a controlling financial interest in another entity. This is determined by initially evaluating whether the entity is a voting interest entity or a variable interest entity (“VIE”).

IFRS and US GAAP generally require consolidation of an entity it controls. Control is typically defined on the basis of ownership of a majority voting interest. However, for some entities control based on voting interests is difficult to determine either because there are no voting interests or the voting rights are not proportional to their risks and rewards. In these situations where it is difficult to identify control through voting interests, US GAAP and IFRS have differences in approach.

In the absence of clear indications of control via the voting interest model IFRS requires the substance of the relationship to be assessed. Where it is determined that in substance the entity is controlled, that entity shall be consolidated. Indicators of control are the predetermination of activities, the activities are being conducted on behalf of the entity so that the entity obtains benefits, the entity has the decision-making powers to obtain the majority of the benefits and may be exposed to risks, or the entity retains the majority of the residual or ownership risks or its assets.

Under US GAAP and in instances where the voting interests are not indicative of whether an entity is controlled by another party then FIN 46(R) is applicable. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses or receives a majority of the expected residual returns or both.

In the vast majority of instances a consolidation assessment under FIN 46(R) will conclude in a manner similar to that under IFRS. In areas were FIN 46(R) is more detailed than IFRS and fully compatible with IFRS, the more detailed guidance available within FIN 46(R) is utilized. This further reduces differences between the Group’s IFRS conclusions and those under US GAAP.

Voting Interest Entities

Voting interest entities are entities in which the total equity investment at risk is sufficient to enable each entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the rights to receive residual returns and the right to make decisions about the entity’s activities. Voting interest entities are consolidated in accordance with ARB 51 which states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. This is largely consistent with IFRS.

Variable Interest Entities

As defined in FIN 46(R), an entity is considered a VIE if the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or if the equity investors lack one of the following three characteristics of a controlling financial interest:

·
the ability to make decisions about the entity’s activities through voting rights or similar rights to make decisions about the entities activities that have a significant effect on the success of the entity;

·	the obligation to absorb the expected losses of the entity if they occur;

·	the right to receive expected returns of the entity if they occur, which are the compensation for the risk of absorbing the expected losses.

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

VIEs in which the Group is the primary beneficiary

VIEs in which the Group is the primary beneficiary are consolidated. The business activities within the Group where VIEs are used include multi- and single-seller conduit programs, asset securitisations, client intermediation, credit structuring, asset realizations, fund management and private equity.

Multi- and single-seller conduit programs

ABN Amro acts as sponsor to a number of multi-seller asset backed conduit programs, into which its clients sell financial assets. The Group also sponsors its own single-seller asset backed commercial paper conduit programs. The vehicles used in these programs are consolidated under both IFRS and US GAAP. Consolidating these vehicles under IFRS and US GAAP impact assets by EUR 25.9 billion (2005: 25.8 billion) and liabilities by EUR 26.2 billion (2005: 26.0 billion).

Asset securitisations

The Group assists a wide range of customers with the formation of asset securitizations. This involves the creation of entities with minimal equity and a reliance on funding in the form of notes to purchase the assets being securitized. In these activities the Group can be the primary beneficiary through the holding of either senior and/or junior notes and through derivative contracts with the entities. In this area the consolidation conclusion under IFRS and US GAAP are consistent and in the vast majority of customer asset securitizations the Group is not assessed to be the primary beneficiary.

Client intermediation

As a financial intermediary, the Group is involved in structuring transactions to meet investor and client needs. These transactions involve entities that fall within the scope of FIN 46(R) structured by either the Group or the client and that are used to modify cash flows of third party assets to create investments with specific risk or return profiles, or to assist clients in the efficient management of other risks. In this area the conclusion to consolidate under IFRS and US GAAP are consistent.

Credit structuring

The Group structures investments to provide specific risk profiles to investors. This may involve the sale of credit exposures, often by way of credit derivatives, to an entity which subsequently funds the credit exposures by issuing securities. These securities may initially be held by the Group prior to sale outside of the Group.

Asset realizations

Occasionally the Group establishes SPEs to facilitate the recovery of loans in circumstances where the borrower has suffered financial losses.

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

(l) Consolidated Balance Sheet and Income Statement Adjusted for US GAAP

Consolidated Balance Sheets including significant US GAAP adjustments

The following Consolidated Balance Sheets illustrate the effect of the reconciling items under US GAAP based on the IFRS balance sheets, and the impact of reporting joint ventures and consolidated private equity investments in accordance with the key differences summary.

Consolidated Balance Sheets including significant US GAAP adjustments as at 31 December 2006

	2006	2005
Cash and balances at central banks	12,305	16,646
Financial assets held for trading	205,736	202,055
Financial Investments	122,555	121,359
Loans and receivables - banks	134,819	108,635
Loans and receivables - customers	440,993	378,785
Equity accounted investments	1,766	3,116
Property and equipment	6,266	7,099
Goodwill and other intangible assets	13,853	11,203
Assets of businesses held for sale	12,012	-
Accrued income and prepaid expenses	9,206	7,556
Other assets	18,595	19,912
Total assets	978,106	876,366

Financial liabilities held for trading	145,358	147,717
Due to banks	187,989	167,821
Due to customers	361,255	316,187
Issued debt securities	202,024	170,612
Provisions	7,790	6,188
Liabilities of businesses held for sale	3,707	-
Accrued expenses and deferred income	10,605	8,312
Other liabilities	10,436	10,954
Subordinated liabilities (1)	18,564	18,150
Shareholders equity attributable to the parent company	28,080	28,494
Equity attributable to minority interest	2,298	1,931
Total liabilities and equity	978,106	876,366

(1)  Includes amounts due to guaranteed preferred issuers. See note (o).

Consolidated Income Statements including significant US GAAP adjustments

The following Consolidated Income Statements illustrate the effect of the reconciling items under US GAAP based on the IFRS income statement.

	2006	2005	2004
Interest income	37,698	29,645	24,528
Interest expense	26,745	20,544	15,833
Net interest income	10,953	9,101	8,695
Provision for loan losses	1,913	536	(191)
Net interest income after provision for loan losses	9,040	8,565	8,886
Fee and commission income	7,127	5,572	5,185
Fee and commission expense	1,065	881	700
Net fee and commission income	6,062	4,691	4,485
Net trading income	2,982	2,619	1,310
Results from financial transactions	1,993	(181)	(246)

	2006	2005	2004
Share of result in equity accounted investments	243	263	206
Other operating income	761	855	240
Operating income	21,081	16,812	14,881
Personnel expenses	8,193	7,275	7,211
General and administrative expenses	6,751	5,420	4,156
Depreciation and amortisation	1,119	871	1,067
Operating expenses	16,063	13,566	12,434

Operating profit before tax	5,018	3,246	2,447
Income tax expense	806	503	522
Profit from continuing operations	4,212	2,743	1,925
Profit from discontinued operations net of tax	314	188	974
Profit for the year	4,526	2,931	2,899
Attributable to minority interests	65	61	75
Net profit attributable to shareholders of the parent company	4,461	2,870	2,824

(m) Earnings per Share under US GAAP

Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares that were outstanding during the period.

The computation of US GAAP basic and diluted EPS for the years ended 31 December 2006, 2005 and 2004 are presented in the following table:

In millions, except per share amounts	2006	2005	2004
Net profit	4,461	2,870	2,824
Dividends on preference shares	36	36	43
Net profit available to ordinary shareholders	4,425	2,834	2,781

Weighted average ordinary shares outstanding applicable to basic EPS	1,882.5	1,804.1	1,657.6

Effect of dilutive securities	11.2	6.8	3.0

Adjusted weighted average ordinary shares outstanding applicable to basic EPS	1,893.7	1,810.9	1,660.6

Basic earnings per share	2.35	1.57	1.68
Diluted earnings per share	2.34	1.56	1.67

(n) Supplemental Condensed Information

The following consolidating information presents condensed balance sheets at 31 December 2006 and 2005 and condensed statements of income and cash flows for the years ended 31 December 2006 and 2005 of Holding Company, Bank Company and its subsidiaries. These statements are prepared in accordance with IFRS. The significant differences between IFRS and US GAAP as they affect Holding Company, Bank Company and its subsidiaries are set out below.

The condensed balance sheets at 31 December 2006 and 2005 are presented in the following tables:

Condensed consolidating balance sheet as at 31 December 2006

	Holding company	Bank company	Lasalle Funding LLC	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Cash and balances at central banks	-	6,379	-	5,938	-	12,317
Financial assets held for trading	-	187,802	-	19,159	(1,225)	205,736
Financial Investments	20	88,857	-	50,863	(14,359)	125,381
Loans and receivables - banks	2,487	185,121	489	117,500	(170,778)	134,819
Loans and receivables - customers	-	258,139	-	227,000	(41,884)	443,255
Equity accounted investments	21,940	26,423	-	1,338	(48,174)	1,527
Property and equipment	-	1,532	-	4,738	-	6,270
Goodwill and other intangible assets	-	4,928	-	4,479	-	9,407
Assets of businesses held for sale	-	-	-	12,048	(198)	11,850
Accrued income and prepaid expenses	-	4,984	-	4,306	-	9,290
Other assets	3	8,647	-	18,563	(1)	27,212
Total assets	24,450	772,812	489	465,932	(276,619)	987,064
Financial liabilities held for trading	-	136,571	-	8,793	-	145,364
Due to banks	-	195,382	-	139,190	(146,583)	187,989
Due to customers	20	303,615	-	124,830	(66,082)	362,383
Issued debt securities	-	88,358	489	128,783	(15,584)	202,046
Provisions	-	1,348	-	6,500	2	7,850
Liabilities of businesses held for sale	-	-	-	3,905	(198)	3,707
Accrued expenses and deferred income	-	6,462	-	4,178	-	10,640
Other liabilities	65	6,139	-	15,773	-	21,977
Subordinated liabilities	768	12,997	-	5,448	-	19,213
Shareholders equity attributable to the parent company	23,597	21,940	-	26,234	(48,174)	23,597
Minority interests	-	-	-	2,298	-	2,298
Total liabilities and equity	24,450	772,812	489	465,932	(276,619)	987,064
Reconciliation to US GAAP
Shareholders equity attributable to the parent company as reported in the condensed balance sheet	23,597	21,940	-	26,234	(48,174)	23,597
US GAAP Adjustments:
Goodwill and business combinations	-	586	-	3,860	-	4,446
Allowance of loan loss	-	-	-	(540)	-	(540)
Financial investments	-	110	-	(6)	-	104
Private equity investments	-	-	-	175	-	175
Pensions	-	(634)	-	(24)	-	(658)
Share based payments	-	-	-	-	-	-
Restructuring provisions	-	15	-	45	-	60
Derivatives used for hedging	-	215	-	35	-	250
Mortgage banking activities	-	-	-	162	-	162
Other fair value differences	-	(119)	-	-	-	(119)
Preference shares	768	-	-	-	-	768
Other equity and income differences	-	18	-	22	-	40
Taxes	-	83	-	(288)	-	(205)
Reconciling items subsidiaries (net)	3,715	3,441	-	-	(7,156)	-
Shareholders equity and net profit under US GAAP	28,080	25,655	-	29,675	(55,330)	28,080

Condensed consolidating balance sheet as at 31 December 2005

	Holding company	Bank company	Lasalle Funding LLC	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Cash and balances at central banks	-	11,402	-	5,255	-	16,657
Financial assets held for trading	-	179,895	-	22,592	(432)	202,055
Financial Investments	20	79,215	-	44,539	-	123,774
Loans and receivables - banks	3,685	136,516	386	98,509	(130,461)	108,635
Loans and receivables - customers	-	246,646	-	187,168	(53,566)	380,248
Equity accounted investments	19,332	21,145	-	1,151	(38,635)	2,993
Property and equipment	-	1,631	-	6,479	-	8,110
Goodwill and other intangible assets	-	467	-	4,701	-	5,168
Accrued income and prepaid expenses	-	4,013	-	3,602	(1)	7,614
Other assets	4	8,841	-	16,708	(3)	25,550
Total assets	23,041	689,771	386	390,704	(223,098)	880,804

Financial liabilities held for trading	-	138,747	-	9,841	-	148,588
Due to banks	-	174,741	-	121,789	(128,709)	167,821
Due to customers	20	267,769	-	103,119	(53,825)	317,083
Issued debt securities	-	60,953	386	111,070	(1,790)	170,619
Provisions	-	1,632	-	4,779	-	6,411
Accrued expenses and deferred income	-	4,724	-	3,611	-	8,335
Other liabilities	32	8,877	-	9,960	(146)	18,723
Subordinated liabilities	768	12,996	-	5,301	7	19,072
Shareholders equity attributable to the parent company	22,221	19,332	-	19,303	(38,635)	22,221
Minority interests	-	-	-	1,931	-	1,931
Total liabilities and equity	23,041	689,771	386	390,704	(223,098)	880,804

Reconciliation to US GAAP
Shareholders equity attributable to the parent company as reported in the condensed balance sheet	22,221	19,332	-	19,303	(38,635)	22,221
US GAAP Adjustments:
Goodwill and business combinations	-	968	-	4,835	-	5,803
Allowance of loan loss	-	-	-	(538)	-	(538)
Financial investments	-	(126)	-	34	-	(92)
Private equity investments	-	-	-	63	-	63
Pensions	-	(109)	-	186	-	77
Share based payments	-	-	-	-	-	-
Restructuring provisions	-	223	-	-	-	223
Derivatives used for hedging	-	297	-	65	-	362
Mortgage banking activities	-	-	-	232	-	232
Other fair value differences	-	155	-	-	-	155
Preference shares	768	-	-	-	-	768
Other equity and income differences	-	-	-	33	-	33
Taxes	-	(790)	-	(23)	-	(813)
Reconciling items subsidiaries (net)	5,505	4,887	-	-	(10,392)	-
Shareholders equity and net profit under US GAAP	28,494	24,837	-	24,190	(49,027)	28,494

The condensed income statements for 2006, 2005 and 2004 are presented in the following tables:

Supplemental condensed consolidating statement of income 2006

	Holding company	Bank company	Lasalle Funding LLC	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Net interest income	66	3,566	-	6,943	-	10,575
Results from consolidated subsidiaries	4,681	3,803	-	-	(8,484)	-
Net commissions	-	2,303	-	3,759	-	6,062
Trading income	-	2,344	-	635	-	2,979
Results from financial transactions	-	193	-	894	-	1,087
Other operating income	-	478	-	6,460	-	6,938
Total operating income	4,747	12,687	-	18,691	(8,484)	27,641
Operating expenses	2	7,360	-	13,351	-	20,713
Provision loan losses	-	499	-	1,356	-	1,855
Operating profit before tax	4,745	4,828	-	3,984	(8,484)	5,073
Taxes	30	147	-	725	-	902
Discontinued operations	-	-	-	609	-	609
Profit for the year	4,715	4,681	-	3,868	(8,484)	4,780
Minority interests	-	-	-	65	-	65
Net profit attributable to shareholders of the parent company	4,715	4,681	-	3,803	(8,484)	4,715

Reconciliation to US GAAP
Goodwill and business combinations	-	(4)	-	(851)	-	(855)
Allowance of loan loss	-	-	-	(58)	-	(58)
Financial investments	-	42	-	(28)	-	14
Private equity investments	-	-	-	90	-	90
Pensions	-	(208)	-	(29)	-	(237)
Share based payments	-	-	-	-	-	-
Restructuring provisions	-	(78)	-	(82)	-	(160)
Derivatives used for hedging	-	1,129	-	-	-	1,129
Mortgage banking activities	-	-	-	(54)	-	(54)
Other fair value differences	-	(274)	-	-	-	(274)
Preference shares	36	-	-	-	-	36
Other equity and income differences	-	21	-	42	-	63
Taxes	-	(187)	-	239	-	52
Reconciling items subsidiaries (net)	(290)	(731)	-	-	1,021	-
Net profit under US GAAP	4,461	4,391	-	3,072	(7,463)	4,461

Supplemental condensed consolidating statement of income 2005

	Holding company	Bank company	Lasalle Funding LLC	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Net interest income	17	3,742	-	5,026	-	8,785
Results from consolidated subsidiaries	4,398	2,646	-	-	(7,044)	-
Net commissions	(31)	2,062	-	2,660	-	4,691
Trading income	-	2,231	-	390	-	2,621
Results from financial transactions	-	518	-	763	-	1,281
Other operating income	-	240	-	4,716	-	4,956
Total operating income	4,384	11,439	-	13,555	(7,044)	22,334
Operating expenses	(6)	6,585	-	9,722	-	16,301
Provision loan losses	-	149	-	486	-	635
Operating profit before tax	4,390	4,705	-	3,347	(7,044)	5,398
Taxes	8	307	-	827	-	1,142
Discontinued operations	-	-	-	187	-	187
Profit for the year	4,382	4,398	-	2,707	(7,044)	4,443
Minority interests	-	-	-	61	-	61
Net profit attributable to shareholders of the parent company	4,382	4,398	-	2,646	(7,044)	4,382

Reconciliation to US GAAP
Goodwill and business combinations	-	-	-	(173)	-	(173)
Allowance of loan loss	-	-	-	99	-	99
Financial investments	-	(662)	-	-	-	(662)
Private equity investments	-	-	-	69	-	69
Pensions	-	(307)	-	(32)	-	(339)
Share based payments	-	(73)	-	-	-	(73)
Restructuring provisions	-	(191)	-	(28)	-	(219)
Derivatives used for hedging	-	(882)	-	(48)	-	(930)

	Holding company	Bank company	Lasalle Funding LLC	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Mortgage banking activities	-	-	-	1	-	1
Other fair value differences	-	96	-	-	-	96
Preference shares	36	-	-	-	-	36
Other equity and income differences	-	5	-	(39)	-	(34)
Taxes	-	584	-	33	-	617
Reconciling items subsidiaries (net)	(1,548)	(118)	-	-	(1,666)	-
Net profit under US GAAP	2,870	2,850	-	2,528	(5,378)	2,870

Supplemental condensed consolidating statement of income 2004

	Holding company	Bank company	Lasalle Funding LLC	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Net interest income	(77)	4,066	-	4,536	-	8,525
Results from consolidated subsidiaries	3,948	2,632	-	-	(6,580)	-
Net commissions	-	1,734	-	2,751	-	4,485
Trading income	-	1,046	-	263	-	1,309
Results from financial transactions	-	236	-	669	-	905
Other operating income	-	193	-	3,374	-	3,567
Total operating income	3,871	9,907	-	11,593	(6,580)	18,791
Operating expenses	5	7,026	-	8,149	-	15,180
Provision loan losses	-	186	-	421	-	607
Operating profit before tax	3,866	2,695	-	3,023	(6,580)	3,004
Taxes	1	(196)	-	910	-	715
Discontinued operations	-	1,057	-	594	-	1,651
Profit for the year	3,865	3,948	-	2,707	(6,580)	3,940
Minority interests	-	-	-	75	-	75
Net profit attributable to shareholders of the parent company	3,865	3,948	-	2,632	(6,580)	3,865

Reconciliation to US GAAP
Goodwill and business combinations	-	(784)	-	(148)	-	(932)
Allowance of loan loss	-	798	-	-	-	798
Financial investments	-	(500)	-	-	-	(500)
Private equity investments	-	-	-	133	-	133
Pensions	-	(71)	-	(18)	-	(89)
Share based payments	-	29	-	-	-	29
Restructuring provisions	-	356	-	(49)	-	307
Derivatives used for hedging	-	(450)	-	(109)	-	(559)
Mortgage banking activities	-	-	-	(139)	-	(139)
Other fair value differences	-	(252)	-	-	-	(252)
Preference shares	87	-	-	-	-	87
Other equity and income differences	-	(61)	-	(100)	-	(161)
Taxes	-	160	-	77	-	237
Reconciling items subsidiaries (net)	(1,128)	(353)	-	-	1,481	-
Net profit under US GAAP	2,824	2,820	-	2,279	(5,099)	2,824

Supplemental Consolidating Statement of Cash Flows

The condensed statements of cash flows for the years ended 31 December 2006, 2005 and 2004 are presented in the following tables:

Condensed consolidating statement of cash flows 2006

	Holding company	Bank company	Lasalle Funding LLC	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Net cash flows from operating activities from continuing operations	1,537	(265)	-	(2,928)	(3,316)	(4,972)
Net cash flows from operating activities from discontinued operations	-	-	-	314	-	314
Total net cash flows	1,537	(265)	-	(2,614)	(3,316)	(4,658)
Net outflow of investment / sale of securities investment portfolios	-	(7,006)	-	(768)	-	(7,774)
Net outflow of investment / sale of participating interests	-	19	-	(7,210)	-	(7,191)
Net outflow of investment/sale of property and equipment	-	(125)	-	(758)	-	(883)
Net outflow of investment/sale of intangibles	-	(261)	-	(527)	-	(788)
Net outflow of investment/discontinued operations	-	-	-	1,574	-	1,574
Net cash flows from investing activities	-	(7,373)	-	(7,689)	-	(15,062)
Net increase (decrease) of subordinated liabilities	-	(1,017)	-	649	-	(368)
Net increase (decrease) of long-term funding	-	8,943	-	12,302	-	21,245
Net increase (decrease) of (treasury) shares	(2,061)	-	-	-	-	(2,061)
Other changes in equity	133	-	-	143	-	276
Cash dividends paid	(807)	(1,521)	-	(1,795)	3,316	(807)
Net cash flows from financing activities	(2,878)	6,405	-	11,299	3,316	18,285
Cash flows	(1,198)	(1,233)	-	996	-	(1,435)

Condensed consolidating statement of cash flows 2005

	Holding company	Bank company	Lasalle Funding LLC	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Net cash flows from operating activities from continuing operations	2,071	(14,255)	-	(4,437)	(2,355)	(18,976)
Net cash flows from operating activities from discontinued operations	-	-	-	200	-	200
Total net cash flows	2,071	(14,255)	-	(4,237)	(2,355)	(18,776)
Net outflow of investment / sale of securities investment portfolios	(10)	(10,777)	-	(1,825)	-	(12,612)
Net outflow of investment / sale of participating interests	-	(1,516)	-	(884)	1,228	(1,172)
Net outflow of investment/sale of property and equipment	-	(156)	-	(809)	-	(965)
Net outflow of investment/sale of intangibles	-	(252)	-	(170)	-	(422)
Net outflow of investment/discontinued operations	-	-	-	(14)	-	(14)
Net cash flow from investing activities	(10)	(12,701)	-	(3,702)	1,228	(15,185)
Net increase (decrease) of subordinated liabilities	-	1,347	-	(36)	-	1,311
Net increase (decrease) of long-term funding	-	20,996	-	8,034	-	29,030
Net increase (decrease) of (treasury) shares	2,523	-	-	-	-	2,523
Other changes in equity	-	1,222	-	92	(1,222)	92
Cash dividends paid	(659)	(1,751)	-	(598)	2,349	(659)
Discontinued operations	-	-	-	(1,185)	-	(1,185)
Net cash flows from financing activities	1,864	21,814	-	6,307	1,127	31,112
Cash flows	3,925	(5,142)	-	(1,632)	-	(2,849)

Condensed consolidating statement of cash flows 2004

	Holding company	Bank company	Lasalle Funding LLC	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Net cash flows from operating activities from continuing operations	967	(9,517)	-	(6,605)	(1,329)	(16,484)
Net cash flows from operating activities from discontinued operations	-	-	-	437	-	437
Total net cash flows	967	(9,517)	-	(6,168)	(1,329)	(16,047)
Net outflow of investment / sale of securities investment portfolios	-	(2,398)	-	(24)	-	(2,422)
Net outflow of investment / sale of participating interests	-	(2)	-	(1,775)	1,654	(123)
Net outflow of investment/sale of property and equipment	-	(194)	-	(641)	-	(835)
Net outflow of investment/sale of intangibles	-	(185)	-	(100)	-	(285)
Net outflow of investment/discontinued operations	-	-	-	2,513	-	2,513
Net cash flow from investing activities	-	(2,779)		(27)	1,654	(1,152)
Net increase (decrease) of subordinated liabilities	-	(548)	-	61	-	(487)
Net increase (decrease) of long-term funding	-	12,704	-	2,979	-	15,683
Net increase (decrease) of (treasury) shares	(513)	-	-	-	-	(513)
Other changes in equity	-	1,659	-	334	(1,659)	334
Cash dividends paid	(694)	(677)	-	(657)	1,334	(694)
Discontinued operations	-	-	-	2,422	-	2,422

Net cash flows from financing activities	(1,207)	13,138	-	5,139	(325)	16,745
Cash flows	(240)	842	-	(1,056)	-	(454)

(o)  Other information

ABN AMRO Holding NV (Parent Company)

The parent company financial statements are included in the condensed consolidating footnote note (o) on an IFRS basis. The number of ordinary shares in issuance at 31 December 2006 was 1,936,847,516 (2005: 1,909,738,427, 2004: 1,702,888,861). The total number of authorized ordinary shares amounts to 4,000,000,000.

Proposed profit appropriation of ABN AMRO Holding NV, pursuant to article 37.2 and 37.3 of the articles of association, is as follows:

(in million of €)	2006	2005	2004
Additional to reserves	2,562	2,332	2,200
Dividends on ordinary shares	2,153	2,050	1,665
	4,715	4,382	3,865
Dividends on preference shares	36	36	43

Guaranteed preferred issuers

In 2006, 2005 and 2004, guaranteed preferred beneficial interest in subsidiaries represents the 5.900% Non-cumulative Guaranteed Trust Preferred Securities, 6.250% Non-cumulative Guaranteed Trust Preferred Securities and 6.08% Non-cumulative Guaranteed Trust Preferred Securities (the “Trust Preferred Securities”) issued respectively by ABN AMRO Capital Funding Trust V, ABN AMRO Capital Funding Trust VI and ABN AMRO Capital Funding Trust VII (the “Trusts”), indirect wholly-owned subsidiaries of ABN AMRO Holding. The sole assets of the Trusts are Non-cumulative Guaranteed Class B Preferred Securities (the “Class B Preferred Securities”) of ABN AMRO Capital Funding LLC V, ABN AMRO Capital Funding LLC VI and ABN AMRO Capital Funding LLC VII, indirect wholly-owned subsidiaries of ABN AMRO Holding, and the maturities and interest on the Class B Preferred Securities match those of the Trust Preferred Securities. The Trust Preferred Securities and the Class B Preferred Securities pay interest quarterly in arrears and are redeemable only upon the occurrence of certain events specified in the documents governing the terms of those securities. Subject to limited exceptions, the earliest date that the Class B Preferred Securities can be redeemed is 3 July 2008 with respect to ABN AMRO Capital Funding

Trust V, 30 September 2008 with respect to ABN AMRO Capital Funding Trust VI, and 18 February 2009 with respect to ABN AMRO Capital Funding Trust VII. The Trust Preferred Securities and the Class B Preferred Securities are each subject to a full and unconditional guarantee of ABN AMRO Holding. In terms of dividend and liquidation rights, the Trust Preferred Securities are comparable to ABN AMRO Holding preference shares.

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