Form 20-F/A
period 2006-12-31
ABN AMRO HOLDING N V
filed 2007-08-03
CIK 1038727

As filed with the Securities and Exchange Commission on 3 August 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 20-F/A
(Amendment No. 1)
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14624
_________________

ABN AMRO HOLDING N.V.
 (Exact name of registrant as specified in its charter)
THE NETHERLANDS
(Jurisdiction of incorporation or organisation)
Gustav Mahlerlaan 10, 1082 PP Amsterdam
The Netherlands
(Address of principal executive offices)
_________________

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

EXPLANATORY NOTE

This Amendment No. 1 (this “Form 20-F/A”) to our Annual Report on Form 20-F for the year ended December 31, 2006 that was originally filed on 2 April 2007 (the “Original Filing”), is being filed solely for the purpose of updating the disclosure in Item 4A. of the Original Filing.

This Form 20-F/A consists of a cover page, this explanatory note, Item 4A. (as updated), Item 19. Exhibits (as updated), the signature page, Exhibits 12.1, 12.2, 13.1 and 14.1.

This Form 20-F/A does not modify or update the disclosure in the Original Filing in any way other than as required to reflect the updates described herein and reflected below. No other changes have been made to the Original Filing.

Item 4A.

Our reconciliation between IFRS and US GAAP, as set out in Note 50 to our consolidated financial statements, includes a reconciling item with respect to allowances for loan losses. This item has the effect of lowering shareholders’ equity under US GAAP by EUR 540 million (net of tax EUR 346 million) for 2006 and by EUR 538 million (net of tax EUR 344 million) for 2005. The impact on net profit is to lower US GAAP income by EUR 58 million (net of tax EUR 37 million) in 2006 and to increase US GAAP net profit by EUR 99 million (net of tax EUR 65 million) in 2005. The amount of general loan loss allowance included under US GAAP for ABN AMRO LaSalle Bank is substantially higher than the amount of Incurred but not Identified (IBNI) loan loss allowances allocated to LaSalle Bank, the sole source of the reconciling item, under IFRS. Also the amount of general loan loss allowance under US GAAP is a significant multiple of the charge offs experience by ABN AMRO LaSalle Bank in recent years.  The total amount of loan loss allowance under US GAAP of ABN AMRO LaSalle Bank is EUR 699 as at 31 December 2006 and EUR 703 million as at 31 December 2005.  The reconciling item is explained in more detail in Note 50 to our consolidated financial statements and below.

We are in discussions with the SEC accounting staff with respect to an SEC comment on this reconciling item.  The SEC accounting staff is inquiring as to the nature of the difference in the application of US GAAP and IFRS with respect to determining loan loss allowances.

The SEC accounting staff believes that the principles regarding the accounting for loan loss allowances under US GAAP and IFRS are essentially converged and that therefore the allowance for loan losses should in principle be the same.  The SEC accounting staff acknowledges that for a given set of facts different entities could apply different judgments and methodologies to determine the appropriate allowance amount under US GAAP.  Similarly, the SEC accounting staff acknowledges that for a given set of facts different entities could apply different judgments and methodologies to determine the appropriate allowance amount under IFRS.

The SEC accounting staff has indicated, however, that they would in principle expect an entity, for the same set of facts, to have the same judgment about the amount of allowance for loan losses under both US GAAP and IFRS.  That is, the SEC accounting staff believes there should in principle not be differences in estimates of loan loss allowances when the accounting principles are the same.

The company agrees with the SEC accounting staff that the principles regarding loan loss allowances of IFRS and US GAAP are essentially similar and therefore it would be expected that - in the absence of other regulatory influences - loan loss allowances under IFRS and US GAAP would be the same. The determination of allowances for loan losses requires considerable judgment and interpretation and dependent upon the application approach selected, there is more than one appropriate outcome.  Importantly our selected approach is applied consistently from period to period.

The most judgmental area in loan loss allowance determination is when to establish that a loss has been incurred and how to estimate these losses, before the loss event has become specifically identifiable.

We note that US GAAP interpretations and guidance in this area have been issued against a background of established US practices regarding the assessment and level of general allowances and we realize that this matter has been a subject of extensive debate in the US for many years.  Concepts developed during that debate, including that of the loss confirmation period, have subsequently been applied by many US banks, to support provisioning levels consistent with those meeting expectations of the US banking regulators. Additionally, in practice, unallocated parts are also added to the general loan loss allowances.

The transition to IFRS, on the other hand, presented many European banks with a new start and the discussions within the IASB on the development of IAS 39 considering international, including US developments in this area, indicated a reluctance to allow the recognition of allowances, other than on the basis of observable and verifiable events. In the amendments of IAS 39 Financial Instruments: Recognition and Measurement issued in 2003, the IASB has concluded that establishing loan loss allowances for incurred but not yet identified loan loss allowances is acceptable. During the period of transition to IFRS many practitioners and preparers emphasized that, under IFRS, allowances could only be established for objectively verifiable incurred, rather than expected, loss events.

In arriving at the decision to recognise a reconciling difference for the first time in our 2005 Form 20-F in the allowance for loan losses, management considered a variety of alternatives regarding the ABN AMRO LaSalle Bank portfolio:

1)
Adjusting the US GAAP allowance reserve established at ABN AMRO LaSalle Bank, so that it would be consistent with the IFRS loan loss methodology.  This was not followed, as for ABN AMRO LaSalle Bank this would result in a US GAAP allowance that would be different to that established in conjunction with, discussion with and reviews by ABN AMRO LaSalle Bank’s primary prudential regulator.

2)
To utilize the ABN AMRO LaSalle Bank US GAAP allowance, as established in conjunction with ABN AMRO LaSalle Bank’s primary prudential regulator, for IFRS purposes. This option was not chosen as this would have resulted in an internally inconsistent application of IFRS, the Group’s primary basis of reporting. Moreover, the ABN AMRO LaSalle Bank US GAAP methodology would be incompatible with the Group’s IFRS methodology, which the Group has established in accordance with IAS 39.

3)
To recognize that while the principles under IFRS and US GAAP are similar, both require considerable judgment and that, in practice, US regulated banks applying US GAAP in conjunction with their prudential regulators have followed different interpretations from those followed by European banks applying IFRS.

This third option was chosen.  Further explanation of the resulting reconciling item is included in note 50 to the financial statements.

We also understand that, as required by US law, the SEC is consulting with both the OCC, the credit supervisor of our subsidiaries in the US, and the Board of Governors of the Federal Reserve. We also understand that the SEC has consulted with European regulatory bodies such as the Authority for Financial Markets (“AFM”).

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

7.1[7]	Statement regarding computation of ratio of earnings to fixed charges
8.1[6]	List of Subsidiaries
12.1	Certification by the Chairman of the Managing Board pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of periodic financial report pursuant to 18 USC. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act
14.1	Consent of Ernst & Young Accountants, independent registered public accounting firm

[1]	Previously filed as an exhibit to our annual report on Form 20-F for the year ended 31 December 2005 filed on 3 April 2006.
[2]	Previously filed as an exhibit to, or incorporated by reference as indicated in, our annual report on Form 20-F for the year ended 31 December 2002 filed on 28 March 2003.
[3]	Previously filed as an exhibit to our annual report on Form 20-F for the year ended 31 December 2003 filed on 31 March 2004.
[4]	Previously filed under cover of Form 6-K on 2 October 2003.
[5]	Previously filed under cover of Form 6-K on 19 February 2004.
[6]	Incorporated herein by reference to Note 49 to our consolidated financial statements included herein.
[7]	Previously filed as an exhibit to our annual report on Form 20-F for the year ended 31 December 2006 filed on 2 April 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorised the undersigned to sign this report on its behalf.

ABN AMRO HOLDING N.V. (Registrant)

Date:	3 August 2007	By:	/s/ Rijkman Groenink
			Name:	Mr. Rijkman Groenink
			Title:	Chairman of the Managing Board

		By:	/s/ Huibert Boumeester
			Name:	Mr. Huibert Boumeester
			Title:	Chief Financial Officer