Form 20-F
period 2007-12-31
ABN AMRO HOLDING N V
filed 2008-03-31
CIK 1038727

As filed with the Securities and Exchange Commission on 31 March 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14624

ABN AMRO HOLDING N.V.
 (Exact name of registrant as specified in its charter)
THE NETHERLANDS
(Jurisdiction of incorporation or organisation)
Gustav Mahlerlaan 10, 1082 PP Amsterdam
The Netherlands
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares of ABN AMRO Holding N.V.(1)	New York Stock Exchange
American Depositary Shares, each representing one Ordinary Share of ABN AMRO Holding N.V.	New York Stock Exchange
Guarantee of 5.90% Non-cumulative Guaranteed Trust Preferred Securities of ABN AMRO Capital Funding Trust V.......	New York Stock Exchange
Guarantee of 6.25% Non-cumulative Guaranteed Trust Preferred Securities of ABN AMRO Capital Funding Trust VI…..	New York Stock Exchange
Guarantee of 6.08% Non-cumulative Guaranteed Trust Preferred Securities of ABN AMRO Capital Funding Trust VII…	New York Stock Exchange
5.90% Non-cumulative Guaranteed Trust Preferred Securities of ABN AMRO Capital Funding Trust V.......	New York Stock Exchange
6.25% Non-cumulative Guaranteed Trust Preferred Securities of ABN AMRO Capital Funding Trust VI…..	New York Stock Exchange
6.08% Non-cumulative Guaranteed Trust Preferred Securities of ABN AMRO Capital Funding Trust VII…	New York Stock Exchange

(1)	Not for trading, but only in connection with the registration of American Depositary Shares representing such Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
The number of outstanding shares of ABN AMRO Holding N.V.’s classes of capital or common stock as of 31 December 2007 was:
Title of Class	Number of Shares Outstanding

Ordinary Shares (EUR 0.56)	1,084,634,609
Convertible Financing Preference Shares (EUR 0.56)	767,096,884
Formerly Convertible Preference Shares (EUR 2.24)	44,988
Non-cumulative Guaranteed Trust Preferred Securities	16,697,030

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes	☒	No	☐
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

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-74703, 333-140798, 333-145751 and 333-149577, the registration statements on Form F-3 with Registration Nos. 333-137691 and 333-104778 and the registration statement on Form F-4 with Registration No. 333-108304.

CONTENTS

Section 1	General	2
	Chairman’s review	2

Section 2	Operating review	4
	Introduction	5
	Selected financial data	7
	Group organisation structure	10
	Operating and financial review and prospects	12
	Results of operations by BU	30
	Risk and Capital management	52

Section 3	Governance	77
	Boards and committees	78
	Corporate governance	86
	ABN AMRO’s employees	96

Section 4	Financial Statements	97
	Consolidated financial statements	98
	Company financial statements	225
	SEC Form 20-F cross reference and other information	231

Section 5	Other Information	232
	Report of independent registered public accounting firm	233
	Stipulations of the articles of association with respect to profit appropriation	234
	Proposed profit appropriation	235
	Stipulations of the articles of association of Holding and trust office with respect to shares and voting rights	235

Section 6	Additional Information	237
Exchange rates	238
Dividends	239
ABN AMRO key figures	240
Supervisory Board	242
Managing Board	246
Selected statistical information	254
Trend information	290
Off-balance sheet arrangements	291
ABN AMRO shares	292
Trust office	297
Memorandum and Articles of Association	299
Code of Ethics	304
Stock Option Programs	305
Taxation	306
Central Works Council	310
Abbreviations	312
Documents on display	314

SECTION 1  GENERAL

CHAIRMAN'S REVIEW

Chairman’s review of 2007

On 17 October 2007 the majority of ABN AMRO’s Holding share capital was acquired by the consortium of banks through RFS Holdings B.V. The consortium consists of The Royal Bank of Scotland Group plc (‘RBS’), Fortis N.V., Fortis SA/NV (‘Fortis’) and Banco Santander S.A. It was the outcome of a process under which ABN AMRO’s shareholders were able to choose between two competing offers for ABN AMRO one from Barclays and one from the consortium. In early November, the consortium announced that they had acquired 98.8% of the ordinary shares of ABN AMRO Holding, 86.1% of the formerly convertible preference shares and 98.8% of the convertible financing preference shares. A ‘squeeze-out’ procedure was started shortly after the acquisition to buy out the remaining shareholders and initiatives to delist ABN AMRO shares from Euronext Amsterdam and the New York Stock Exchange were taken. The delisting is expected to be effective 25 April 2008.

At the request of the Dutch Central Bank, RBS has assumed the lead responsibility for ensuring that ABN AMRO is managed in compliance with all applicable regulatory requirements.

Plans and proposals for ABN AMRO

Following the completion of the acquisition, the consortium banks have worked closely with the management of ABN AMRO to verify and expand the information received from, and assumptions made on the basis of, the limited due diligence access granted to them before announcement of the offers.

In December 2007, the consortium banks agreed and validated a base-line plan for achieving synergies and for separating and transferring of the ABN AMRO businesses to the respective banks. The businesses to be acquired by each of the banks of the consortium and in which each have an interest through their share holdings in RFS Holdings B.V. equal to the banks funding commitments, are:

•
RBS: Business Unit North America, Business Unit Global Clients (excluding Latin America) and Dutch wholesale clients and wholesale clients in Latin America (excluding Brazil), Business Unit Asia (excluding interest in Saudi Hollandi Bank) and Business Unit Europe (excluding Antonveneta).

•
Fortis: Business Unit Netherlands (excluding former Dutch wholesale clients), Business Unit Private Clients (excluding Latin America) and Business Unit Asset Management. The European Commission has cleared the acquisition of certain businesses of ABN AMRO by Fortis, on the condition that certain specified businesses were divested. The businesses identified for disposal are the Hollandsche Bank Unie N.V., 13 advisory branches and two Corporate Client Departments as well as the sale of the Dutch factoring company IFN Finance B.V. Fortis can only acquire control over ABN AMRO’s Business Unit Netherlands and Business Unit Private Clients after divesting these assets to a suitable purchaser.

•
Santander: Business Unit Latin America (excluding wholesale clients outside Brazil), Antonveneta, Asset Management Antonveneta and Private Clients business in Latin America. On 8 November Santander announced it had reached an agreement with Banco Monte dei Paschi di Siena with respect to the sale of Antonveneta.

Furthermore the consortium participate proportionally to their funding commitment in the shared assets which include: central functions including Head Office functions, the private equity portfolio, the Group’s investment in Saudi Hollandi Bank, the central investment portfolio and debt issuances. During the reorganisation, the consortium banks will retain a shared economic interest in all central functions (including Head Office functions) that provide support to the ABN AMRO businesses. The non-core assets are expected to be disposed of over a period of time with a view to maximising their value.

This transition plan forms the basis for continued consultation with employee representative bodies and regulators. The plan for separating and transferring the ABN AMRO businesses to the respective banks was submitted to the Dutch Central Bank and Central Works Council for review in mid December and was neutrally advised by the Central Works Council on 14 February 2008 and approved by the Dutch Central Bank on 10 March 2008. Now that the approvals have been received, the implementation of the plan can begin.

Different parts of ABN AMRO will experience separation and integration at different speeds. The precise timing of the separation of the businesses will depend on a range of factors, including the complexity of the separation task. For more complex separation processes, where the businesses are closely interlinked with the ABN AMRO Group systems and platforms, (such as within the BU Netherlands), separation and integration is expected to take some time; in contrast other less complicated separations will move relatively quickly. In each case the pace of the separation process will aim to accommodate the need for clarity among employees while also maintaining the appropriate level of service to ABN AMRO’s clients.

For now the acquisition has no impact on the status of any debt and related securities currently issued and/or guaranteed by ABN AMRO Holding N.V. or any of its subsidiaries. In addition, the entire portfolio of ABN AMRO’s risk management transactions will be managed actively to ensure that all the risk management needs of the component ABN AMRO businesses are satisfied.

The operations in 2007

The net profit attributable to shareholders in 2007 amounted to EUR 9,848 million and included a gain on the sale of LaSalle of EUR 7,162 million. Adjusted* net profit attributable to shareholders was EUR 2,665 million.

The original earnings per share (EPS) target for 2007 of EUR 2.30 included the full-year profit of LaSalle. Following the sale of LaSalle, this target was revised for nine months contribution to EUR 2.16. The adjusted EPS was EUR 1.44, primarily due to the impact of the credit market related write-downs (EUR 0.62) and the continued disappointing performance of Antonveneta (EUR 0.23).

Mark Fisher
Chairman of the Managing Board of ABN AMRO

Amsterdam, 25 March 2008

*
The adjusted figures exclude the following items: gains on sale and disposals, gain on sale of Capitalia which was settled in exchange for shares of Unicredito, transaction-related expenses including a break fee paid to Barclays, transition and integration costs, a liability for the proposed US Department of Justice settlement, a provision for the Futures business which was sold in 2006, and restructuring expenses in 2006.

The total impact of these adjustments in 2007 is EUR 868 million on operating income, EUR 1,151 million on operating expenses, negative EUR 275 million on tax, EUR 7,191 million on discontinued operations, and EUR 7,183 million on net profit attributable to shareholders.

SECTION 2  OPERATING REVIEW

Introduction	5
Certain definitions	5
Presentation of information	5
Cautionary statement on forward-looking statements	5

Selected financial data	7

Group organisation structure	10
Organisational Structure	10

Operating and financial review and prospects	12
Consolidation effects of controlled private equity investments	12
Discontinued operations	12
Constant foreign exchange rates	13
Group results	14
Impact of the current credit environment	24
Group capital	27
Credit ratings	28
Capital ratios	29
Offices and branches	29

Results of Operations by BU	30
Changes to reporting structure and presentation	30
Results of BU Netherlands	30
Results of BU Europe	33
Results of BU North America	36
Results of BU Latin America	38
Results of BU Asia	41
Results of BU Private Clients	43
Results of BU Asset Management	45
Results of Group Functions	47

Risk and Capital Management	52
Supervision and Regulation	52
Risk Factors	60
Capital Adequacy Framework & risk coverage	65

INTRODUCTION

Filing

This document contains ABN AMRO’s Form 20-F, which will be filed with the United States Securities and Exchange Commission (“SEC”).

Certain definitions

Throughout this document, “Holding” means ABN AMRO Holding N.V. The terms “ABN AMRO,” and “the Group” refer to Holding and its consolidated subsidiaries. The “Bank” means ABN AMRO Bank N.V. and its consolidated subsidiaries. The term “BU” refers to Business Unit. “EUR” refers to euros, while “USD” refers to US dollars.

The terms “consortium” and “consortium banks” refer to the banks The Royal Bank of Scotland Group plc (“RBS”), Fortis N.V., Fortis SA/NV (“Fortis”) and Banco Santander S.A. (“Santander”) who jointly acquired ABN AMRO Holding N.V. on 17 October 2007.

Presentation of Information

Unless otherwise indicated, the financial information contained in this annual report has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and issued by the International Accounting Standard Board (IASB) which vary in certain significant respects from accounting principles generally accepted in the United States, or “US GAAP”.

A body of generally accepted accounting principles such as IFRS is commonly referred to as “GAAP”. A “non-GAAP financial measure” is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. This report presents certain non-GAAP financial measures as a result of excluding the consolidation effects of ABN AMRO’s private equity holdings. In accordance with applicable rules and regulations, ABN AMRO has presented definitions and reconciliations of non-GAAP financial measures to the most comparable GAAP measures in the paragraph “Operating and Financial Review and Prospects” in this report. The non-GAAP financial measures described in this report are not a substitute for GAAP measures, for which management has responsibility.

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

Cautionary Statement on Forward-looking Statements

Certain statements included in this report are forward-looking statements. ABN AMRO also may make forward-looking statements in ABN AMRO’s other documents filed with its regulations and stock exchange, invitations to annual shareholders’ meetings and other information sent to shareholders, offering circulars and prospectuses, press releases and other written materials. In addition, ABN AMRO’s senior management may make forward-looking statements orally to investors, representatives of the media and others. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “intend”, “will”, “should”, “anticipate”, “Value at Risk”, or by the use of similar expressions or variations on such expressions, or by the discussion of strategy or objectives. Forward-looking statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements.

In particular, this report includes forward-looking statements relating but not limited to management objectives, implementation of ABN AMRO’s strategic initiatives, trends in results of operations, margins, costs, return on equity, and risk management, including ABN AMRO’s potential exposure to various types of risk such as market risk, which includes interest rate risk, currency risk and equity risk. For example, some of the market risk disclosures are dependent on choices about key model characteristics, assumptions and estimates, and are subject to various limitations. By their nature, certain market risk disclosures are only estimates and could differ materially from what actually occurs in the future.

ABN AMRO has identified some of the risks inherent in forward-looking statements in the paragraph “Risk factors” in this report. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements in this report include, but are not limited to:

-	general economic and business conditions in the Netherlands, the European Union, the United States, Brazil and other countries or territories in which ABN AMRO operates;
-	changes in applicable laws and regulations, including taxes;
-	uncertainty on the capital consequences of the implementation of the Basel II framework;
-
regulations and monetary, interest rate and other policies of central banks, particularly the Dutch Central Bank, the Bank of Italy, the European Central Bank, the US Federal Reserve Board and the Brazilian Central Bank;

-	changes or volatility in interest rates, foreign exchange rates (including the Euro-US dollar rate), asset prices, equity markets, commodity prices, inflation or deflation;
-	volatility in the financial or credit markets;
-	the effects of competition and consolidation in the markets in which ABN AMRO operates, which may be influenced by regulation, deregulation or enforcement policies;
-	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;
-	ABN AMRO’s ability to hedge certain risks economically;
-	ABN AMRO’s success in managing the risks, which depends, among other things, on the ability to anticipate events that cannot be captured by the statistical models ABN AMRO uses;
-	risks related to ABN AMRO’s transition and separation process following its acquisition by the consortium banks; and
-	force majeure and other events beyond ABN AMRO’s control.

Factors that could also adversely affect ABN AMRO’s results or the accuracy of forward-looking statements in this report, and the factors discussed here or in the paragraph “Risk factors” should not be regarded as a complete set of all potential risks or uncertainties. ABN AMRO has economic, financial market, credit, legal and other specialists who monitor economic and market conditions and government policies and actions. However, because it is difficult to predict with complete accuracy any changes in economic or market conditions or in governmental policies and actions, it is hard for ABN AMRO to anticipate the effects that such changes could have on ABN AMRO’s financial performance and business operations.

The forward-looking statements made in this report speak only as at the date of publication of this report. ABN AMRO does not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report, and ABN AMRO does not assume any responsibility to do so. The reader should, however, take into account any further disclosures of a forward-looking nature ABN AMRO may make in ABN AMRO’s interim reports. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Selected financial data

The selected financial data set out below has been derived from ABN AMRO’s audited consolidated financial statements for the periods indicated. ABN AMRO’s consolidated financial statements for each of the years ended 31 December 2007, 2006 and 2005 have been audited by Ernst & Young Accountants, independent auditors. The selected financial data is only a summary and should be read in conjunction with and is qualified by reference to the consolidated financial statements and notes included elsewhere in this report and the information provided in this section.

Selected consolidated income statement

	As at 31 December
	2007 (1)	2007	2006	2005
	(in millions of USD)	(in millions of euros)
Net interest income	11,446	8,352	7,268	6,763
Net fee and commission income	5,859	4,275	4,049	3,432
Net trading income	1,749	1,276	2,849	2,514
Results from financial transactions	2,121	1,548	794	1,183
Share of result in equity accounted investments	371	271	241	245
Other operating income	1,886	1,376	914	808
Income of consolidated private equity holdings	5,257	3,836	5,313	3,637
Operating income	28,689	20,934	21,428	18,582
Operating expenses	23,956	17,480	16,945	13,913
Loan impairment and other credit risk provisions	2,335	1,704	1,411	614
Total expenses	26,291	19,184	18,356	14,527
Operating profit before tax	2,398	1,750	3,072	4,055
Income tax expense	(66)	(48)	366	735
Profit from continuing operations	2,464	1,798	2,706	3,320
Profit from discontinued operations net of tax	11,206	8,177	2,074	1,123
Profit for the year	13,670	9,975	4,780	4,443

Attributable to shareholders of the parent company	13,496	9,848	4,715	4,382
Dividends on ordinary shares	1,468	1,071	2,153	2,050

Per share financial data
Average number of ordinary shares outstanding (in millions)	–	1,851.3	1,882.5	1,804.1
Net profit per ordinary share (in EUR)	–	5.32	2.50	2.43
Fully diluted net profit per ordinary share (in EUR)	–	5.32	2.49	2.42
Net profit per ordinary share from continuing operations (in EUR)	–	0.92	1.43	1.83
Fully diluted net profit per ordinary share from continuing operations (in EUR)	–	0.92	1.42	1.83
Dividend per ordinary share (in EUR)	–	0.58	1.15	1.10
Net profit per American Depositary Share (in USD) (2) (3)	–	7.29	3.16	3.01
Dividend per American Depositary Share (in USD) (2)	–	0.70	1.50	1.34

(1)	Solely for your convenience, euro amounts have been translated into US dollars at an exchange rate of 1 USD = EUR 0.7297, which is the rate equal to the average of the month-end rates for 2007.
(2)	Adjusted for increases in share capital, as applicable. See Note 12 to ABN AMRO’s consolidated financial statements for a description of the computation of earnings per ordinary share.
(3)	This item has been translated into US dollars at the rate equal to the average of the month-end rates for the applicable year.

Selected consolidated balance sheet

	As at 31 December
	2007 (1)	2007	2006	2005
	(in millions of USD)	(in millions of euros)
Assets
Financial assets held for trading	356,511	242,277	205,736	202,055
Financial investments	141,904	96,435	125,381	123,774
Loans and receivables – banks	258,537	175,696	134,819	108,635
Loans and receivables – customers	583,835	396,762	443,255	380,248
Total assets	1,508,601	1,025,213	987,064	880,804

Liabilities
Financial liabilities held for trading	228,783	155,476	145,364	148,588
Due to banks	352,180	239,334	187,989	167,821
Due to customers	486,113	330,352	362,383	317,083
Issued debt securities	257,505	174,995	202,046	170,619

Capitalisation
Equity attributable to shareholders of the parent company	43,520	29,575	23,597	22,221
Equity attributable to minority interests	1,669	1,134	2,298	1,931
Subordinated liabilities	22,979	15,616	19,213	19,072
Group capital	68,168	46,325	45,108	43,224

Per share financial data
Ordinary shares outstanding (in millions)	–	1,844.1	1,853.8	1,877.9
Equity attributable to shareholders of the parent company per ordinary share (in EUR)	–	16.04	12.73	11.83
Equity attributable to shareholders of the parent company per American Depositary Share (in USD) (2)	–	23.60	16.78	14.00

(1)	Solely for your convenience, euro amounts have been translated into US dollars at an exchange rate of 1 USD = EUR 0.6796, which is the year-end rate for 2007.
(2)	This item has been translated into US dollars at the applicable year-end rate.

Selected ratios (1)

	At or for the year ended 31 December
	2007	2006	2005
	(in percentages)
Profitability ratios
Net interest margin (2)	0.9	0.9	0.9
Non-interest income to total operating income	60.1	66.1	63.6
Efficiency ratio (3)	83.5	79.1	74.9
Return on average total assets (4)	1.04	0.58	0.61
Return on average ordinary shareholders equity (5)	38.4	20.7	23.5

Capital ratios
Average ordinary shareholders equity on average total assets	2.68	2.75	2.47
Dividend payout ratio (6)	10.9	46.0	45.3
Tier 1 Capital ratio (7)	12.42	8.45	10.62
Total Capital ratio (7)	14.61	11.14	13.14

Credit quality ratios
Provision for loan losses to private sector loans (8)	0.64	0.45	0.22
Provision for loan losses to private and public sector loans (8)	0.63	0.43	0.22
Non-performing loans to private sector loans (gross) (8) (9)	1.44	2.31	1.72
Non-performing loans to private and public sector loans (gross) (8) (9)	1.41	2.23	1.68
Allowance for loan loss to private sector loans (8)	1.13	1.15	1.09
Allowance for loan loss to private and public sector loans (8)	1.10	1.11	1.06
Allowance for loan losses to non-performing loans (gross) (9)	78.16	50.03	63.07
Write-offs to private sector loans (gross) (8)	0.52	0.36	0.39
Write-offs to private and public sector loans (gross) (8)	0.51	0.35	0.38

Consolidated ratio of earnings to fixed charges
Excluding interest on deposits (10)	1.23	1.44	1.85
Including interest on deposits (10)	1.08	1.17	1.27

(1)
According to IFRS the income statement figures of 2006 and 2005 are restated for the qualifying discontinued operations. The 2007  balance sheet  figures of 2006 and 2005 are not restated. As a result the applicable ratios throughout the years are therefore not comparable.

(2)	Net interest income as a percentage of average total assets.
(3)	Operating expenses as a percentage of total operating income.
(4)	Profit for the year as a percentage of average total assets.
(5)	Net profit attributable to Ordinary shares as a percentage of average ordinary shareholders’ equity excluding the reserves with respect to cash flow hedges and available for sale securities.
(6)	Dividend per Ordinary share as a percentage of net profit per Ordinary share.
(7)	Tier 1 capital and total capital as a percentage of risk-weighted assets under Bank for International Settlements guidelines. For more information on ABN AMRO’s capital ratios, see page 29.
(8)
Excludes professional transactions (2007: EUR 98 billion; 2006: EUR 94 billion; 2005: EUR 75 billion) because these primarily consist of reverse repurchase agreements with limited credit risk and balances held by  multi seller conduits (2007: EUR 29 billion; 2006: EUR 26 billion; 2005: EUR 26 billion).

(9)
Non-performing loans are doubtful loans for which there is objective evidence that not all contractually agreed amounts will be collected and for which an allowance for loan losses has been established. For more information on non-performing loans see pages 274 and further.

(10)	Deposits include banks and total customer accounts.

GROUP ORGANIZATION STRUCTURE

Organisational structure

The following organisational structure was adopted in January 2006. This structure was used by the Consortium Banks to divide the activities amongst each other:

-	seven client BUs
-	three global product BUs
-	two cross-BU segments
-	Group Functions
-	Services

The seven client BUs consist of five regional BUs (Netherlands, Europe, North America, Latin America and Asia) and two global client BUs, Private Clients and Global Clients. BU Global Clients overlaps the regional BUs in the segment reporting adopted in 2007.

The three global product BUs (Global Markets, Transaction Banking and Asset Management) support the client BUs by developing and delivering products for all of ABN AMRO’s clients globally.

The client BUs are bound together through a cross-BU Consumer Client Segment and a cross-BU Commercial Client Segment.

The Consumer Client Segment comprises the Consumer Banking heads of all ABN AMRO’s Client BU’s and aims to leverage ABN AMRO’s global capabilities by replicating successes, driving synergies, and identifying global consumer initiatives with the ambition for growth as guiding principle.

The Commercial Client Segment encompasses all of ABN AMRO’s commercial clients. The Commercial Client Segment coordinates activities across the Client and Product Bus, sharing best practice and the overall strategic framework supporting this essential component of the bank’s portfolio.

Group Functions delivers support across the Group in areas ranging from Risk to Finance and from Human Resources to Sustainability.

Services focuses on increasing the operational efficiency through Group-wide consolidation and standardisation.

Please note for the financial results of the Group and each individual BU that the financial results of BU Global Clients, BU Global Markets and BU Transaction Banking are reported in the regional BUs. To align with the management of the business the results of BU Global Clients are reported in the regional BUs as from January 2007. The comparative segment figures of 2006 and 2005 have been restated.

As from 2008, ABN AMRO will be organised into three units each containing the businesses that will ultimately be transferred to the respective Consortium Banks. A fourth unit will contain central functions including the Head Office functions and businesses which are regarded as non-strategic.

Operating and financial review and prospects

For critical accounting policies and changes in accounting rules, refer to the accounting policies section in section 4 (the financial statements).

The following discussion of operating results is based on, and should be read in conjunction with, ABN AMRO’s consolidated financial statements. The financial information contained in this review has been prepared in accordance with IFRS as adopted by the EU and issued by the IASB.

This operating and financial review and prospects examines the Group results under IFRS by comparing the results of operations for the years 2007 to 2006 and for 2006 to 2005, highlighting key notes by Business Unit (BU) for each line item. This is followed by a more detailed analysis of the results of operations for each BU, which explains significant variances in profit or losses for the year with reference to the relevant line items.

Consolidation effects of controlled private equity investments

IFRS requires consolidating private equity investments over which ABN AMRO has control, including non-financial investments managed as private equity investments. However, as a practical matter, ABN AMRO’s private equity business is managed separately from the rest of the banking business and management does not measure the performance of banking business based on the consolidated results of operations. Private equity business involves buying equity stakes in unlisted companies over which ABN AMRO can establish influence or control, and managing these share-holdings as an investor for a number of years with a view to selling these at a profit. The companies in which ABN AMRO has these temporary holdings are active in business sectors outside the financial industry. ABN AMRO believes that combining these temporary holdings with the core banking business does not provide a meaningful basis for discussion of the financial condition and results of operations. Therefore, in the presentation of ABN AMRO’s ‘Group results’, the effects of a line-by-line consolidation in the income statement of the private equity holdings of Private Equity and BU Europe are removed. The results excluding the consolidation effect include the ‘de-consolidated’ holdings based on the equity method. The measures excluding the effects of consolidation of ABN AMRO’s private equity holdings are non-GAAP financial measures. Management refers to these non-GAAP financial measures when making operating decisions because the measures provide meaningful supplementary information about ABN AMRO’s operational performance. In accordance with applicable rules and regulations, ABN AMRO has presented, and investors are encouraged to review, reconciliations of non-GAAP financial measures to the most comparable IFRS measures, i.e., reconciliations of results excluding the consolidation effects private equity holdings to results including those effects.

Discontinued operations

Antonveneta, BU Asset Management, ABN AMRO North America Holdings (“LaSalle”), ABN AMRO Mortgage Group and Bouwfonds are reported as discontinued operations. BU Asset Management is reported as discontinued operations as of December 2007 due to the planned sale of ABN AMRO’s Asset Management activities to Fortis expected to be completed in April 2008. Antonveneta is reported as discontinued operations as of December 2007 due to the sale of Antonveneta which is expected to be effective in the second quarter of 2008. Profits from discontinued operations include the related operating results and if applicable the gain on sale (see note 45 to the financial statements). The comparative income statement figures for the years 2006 and 2005 have been restated in accordance with IFRS. The related assets and liabilities of the discontinued operations are presented as assets/liabilities of businesses held for sale as at 31 December 2007. The comparative figures have not been restated in accordance with IFRS. As at 31 December 2007 also the Private

Equity business is presented as assets/liabilities held for sale. The presentation in the income statement has not been changed compared to previous periods.

Constant foreign exchange rates

Throughout the discussion of the operating and financial review and prospects, the financial results and performance compared with the prior period, both in euros and percentage terms, are given in euros. ABN AMRO may also, where deemed significant, explain variances in terms of ‘constant foreign exchange rates’ or ‘local currency’. Both ‘constant foreign exchange rates’ and ‘local currency’ exclude the effect of currency translation differences and are GAAP financial measures which, unlike actual growth, cannot be derived directly from the information in the financial statements. ‘Local currency’ performance is measured for single currency volume differences. Management assesses, in part, the underlying performance of individual businesses by separating foreign exchange translation effects throughout the income statement so as to understand the underlying trend of the business performance. The adjustments relate in particular to the impact of fluctuations in exchange rates used in translating results reported by the BU Latin America in Brazilian real into euros.

Management believes that the exclusion of these items provides a better understanding of the underlying operational performance of businesses during such periods of exchange rate volatility. Fluctuations in exchange rates are outside of the control or influence of management and may distort the analysis of underlying operating performance of ABN AMRO’s businesses during the periods under review. External stakeholders, such as business analysts, also use these measures. However, ABN AMRO recognises that these measures should not be used in isolation and, accordingly, begins the analysis on the performance of the Group and of the BUs with the comparable GAAP actual growth measures that reflect all the factors affecting the business.

ABN AMRO calculates the comparable constant foreign exchange rate performance by multiplying the local currency volumes over the period to be compared with the average monthly exchange rates during the previous period being compared. For example, the volumes for the year ended 31 December 2007 have been multiplied with the average monthly exchange rates prevailing during 2006 in order to enable comparison with the 2006 results on a constant currency basis.

Group results

The following table sets out selected information relating to the Group for the years ended 31 December 2007, 2006 and 2005 showing the results both under IFRS and excluding the consolidation effect of ABN AMRO’s private equity investments.

(in millions of euros)	IFRS			Consolidation effect (1)			Excluding consolidation effect
							(non-GAAP measure)
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Net interest income	8,352	7,268	6,763	(220)	(342)	(280)	8,572	7,610	7,043
Net fee and commission income	4,275	4,049	3,432	–	–	–	4,275	4,049	3,432
Net trading income	1,276	2,849	2,514	3	(3)	2	1,273	2,852	2,512
Results from financial transactions	1,548	794	1,183	46	15	35	1,502	779	1,148
Share of results in equity accounted investments	271	241	245	1	–	–	270	241	245
Other operating income	1,376	914	808	–	–	(6)	1,376	914	814
Income of consolidated private equity holdings	3,836	5,313	3,637	3,836	5,313	3,637	–	–	–
Operating income	20,934	21,428	18,582	3,666	4,983	3,388	17,268	16,445	15,194
Operating expenses	17,480	16,945	13,913	3,634	4,939	3,366	13,846	12,006	10,547
Operating result	3,454	4,483	4,669	32	44	22	3,422	4,439	4,647
Loan impairment and other credit risk provisions	1,704	1,411	614	–	–	–	1,704	1,411	614
Operating profit before tax	1,750	3,072	4,055	32	44	22	1,718	3,028	4,033
Income tax expense	(48)	366	735	32	44	22	(80)	322	713
Net operating profit	1,798	2,706	3,320	–	–	–	1,798	2,706	3,320
Profit from discontinued operations net of tax	8,177	2,074	1,123	–	–	–	8,177	2,074	1,123
Profit for the year	9,975	4,780	4,443	–	–	–	9,975	4,780	4,443

Total assets	1,025,213	987,064	880,804	1,698	4,537	3,477	1,023,515	982,527	877,327
Risk-weighted assets	232,312	280,704	257,854	–	–	–	232,312	280,704	257,854
Full-time equivalent staff (4)	114,423	124,437	106,689	13,168	30,881	27,775	101,255	93,556	78,914
Number of branches and offices (2)(4)	4,296	4,634	3,681	–	–	–	4,296	4,634	3,681
Efficiency ratio (3)	83.5%	79.1%	74.9%	99.1%	99.1%	99.4%	80.2%	73.0%	69.4%

(1)	This is the impact per line item of the private equity investments which are required to be consolidated under IFRS. See ‘financial statements 2007, Accounting policies’.
(2)
This number includes double counting of branches and offices that serve more than one BU. Adjusted for this double counting, the actual number of branches and offices amounts to 4,254 (2006: 4,532; 2005: 3,557).

(3)	Efficiency ratio (in %) is the operating expenses divided by the operating income.
(4)	Including numbers from discontinued operations

Results of operations for the years ended 31 December 2007 and 2006

Profit for the year 2007 increased by EUR 5,195 million, or 108.7% to EUR 9,975 million. Profit from continuing operations decreased by EUR 908 million, or 33.6%, to EUR 1,798 million. The major variances year-on-year are: BU Europe (decrease EUR 1,008 million), BU Group Functions (decrease EUR 511 million), BU North America (decrease EUR 90 million), partly offset by BU Netherlands (increase EUR 343 million), Latin America (increase EUR 107 million), BU Asia (increase EUR 146 million), and BU Private Clients (increase EUR 105 million). Profit from discontinued operations net of tax amounted to EUR 8,177 million, up 294.3% reflecting the divestment of ABN AMRO North America Holding Company, which principally consists of the retail and commercial activities of LaSalle Cooperation (LaSalle), the divestment of ABN AMRO Mortgage Group, Inc., the divestment of Bouwfonds’ property management and development activities, the classification of Antonveneta and the classification of BU Asset Management as discontinued operations. Profits from discontinued operations include the related operating results and if applicable the gain on sale.

Operating income

Operating income decreased by EUR 494 million, or 2.3%, to EUR 20,934 million (non-GAAP: operating income increased by EUR 823 million or 5.0%). This relates primarily to the increases of operating income in BU Latin America (EUR 1,114 million), BU Asia ( EUR 559 million), and BU Netherlands (EUR 350 million), partly offset by decreases in BU Europe (EUR 1,340 million) and Group Functions (EUR 1,386 million, excluding the consolidation effect (non-GAAP measure: decrease EUR 69 million)) the individual lines that make up operating income are discussed below.

Key notes:

-
The increase in BU Latin America was driven by continued strong growth in the Brazil loan portfolio and gains in the ALM portfolio, as well as gains on the sale of stakes in Brazilian credit analysis provider Serasa, Brazilian stock exchange Bovespa, and Brazilian futures exchange Bolsa de Mercados & Futuros (in total EUR 382 million).

-
Operating income in BU Asia increased due to further growth in the consumer clients business as the Preferred Banking activities and credit card business continued to expand, especially in India, China, Hong Kong and Taiwan. In addition, commercial client revenues increased as a result of higher Merger & Acquisition advisory fees, a rise in client transactions executed and higher Global Markets revenues.

-
Operating income in BU Netherlands increased due to tax-exempt gains on the sale of Interbank/DMC (EUR 56 million) and ABN AMRO Mellon (EUR 139 million), an increase in net interest income due to volume and margin growth in savings products and higher Global Markets revenues, especially in the areas Financial Markets and Structured Finance.

-
Operating income in BU Europe decreased due to negative fair value adjustments (EUR 1,561 million) on portfolios related to the credit crisis that developed from the conditions of the sub-prime mortgage market in the United States. BU Europe includes the global hub for Global Markets and therefore the impact of value adjustments is concentrated in BU Europe. The fair value adjustments were partly offset by EUR 435 million of fair value adjustments from changes in own credit risk of which EUR 267 million is recorded in trading income and EUR 168 millions in results from financial transactions.

Net interest income

Net interest income increased by EUR 1,084 million, or 14.9%, to EUR 8,352 million (non-GAAP: net interest income increased by EU 962 million or 12.6%). This was mainly due to increases in BU Latin America (EUR 750 million), BU Netherlands (EUR 278 million), BU Europe (EUR 233 million) and BU Asia (EUR 219 million), partly offset by a decrease in Group Functions (EUR 336 million; non-GAAP measure: EUR 458 million).

Key notes:

-
Net interest income in BU Latin America increased mainly due to continued growth in the Brazil credit portfolio, the appreciation of the Brazilian real against the Euro, and higher interest-related treasury revenues.

-	The increase in BU Netherlands reflects the growth in volumes and margins of commercial and consumer savings products.
-	The increase in BU Asia resulted from continued growth in the consumer lending business and credit card business, higher ALM income and the consolidation of Prime Bank and Taitung Business Bank.
-	Net interest income in Group Functions decreased due to higher funding costs and lower investment income following sales of AFS bonds.

Net fee and commission income

The following table sets out the net fee and commission income for the Group for the years ended 31 December 2007, 2006 and 2005.

(in millions of euros)	2007	2006	2005

Fee and commission income
Securities brokerage fees	1,445	1,692	1,529
Payment and transaction services fees	1,602	1,376	1,237
Asset management and trust fees	485	414	243
Fees generated on financing arrangements	279	162	170
Advisory fees	594	484	333
Insurance-related commissions	133	130	136
Guarantee fees	192	159	164
Other fees and commissions	492	454	369
Subtotal	5,222	4,871	4,181

Fee and commission expense
Securities brokerage expense	86	322	321
Payment and transaction services expense	267	200	165
Other fee and commission expense	594	300	263
Subtotal	947	822	749

Total	4,275	4,049	3,432

Net fee and commission income increased by EUR 226 million, or 5.6%, to EUR 4,275 million, mainly due to an increase in BU Asia (EUR 286 million), and Group Functions (EUR 121 million), partly offset by decreases in BU Netherlands (EUR 121 million) and BU Europe (EUR 121 million).

Key notes:

-
The increase in BU Asia reflected the higher Merger & Acquisition advisory fees following the successful closing of client transactions, higher transaction banking revenues, and further growth in the sale of investment products to the Van Gogh Preferred Banking client base.

-
The decrease in BU Netherlands is due to a decline in securities commissions and commissions related to large corporate clients, partly offset by higher payment and asset management commissions (decrease  EUR 121 million).

Net trading income

The following table sets out the net trading income for the Group for the years ended 31 December 2007, 2006 and 2005.

(in millions of euros)	2007	2006	2005

Interest instruments trading	(1,222)	1,103	1,360
Foreign exchange trading	976	706	393
Equity and commodity trading	1,462	1,054	612
Other	60	(14)	149

Total	1,276	2,849	2,514

Net trading income decreased by EUR 1,573 million, or 55.2%, to EUR 1,276 million (non-GAAP: EUR 1,579 million to EUR 1,273 million), mainly due to a decrease in BU Europe (EUR 1,565 million) and in Group Functions (EUR 204 million; non-GAAP measure: EUR 210 million).

Key notes:

-
The decrease in BU Europe was due to negative fair value adjustments (EUR 1,561 million) relating to the credit crisis that developed from the conditions of the sub-prime mortgage market in the United States (partially offset by EUR 267 million of income recorded related to changes in own credit risk.) BU Europe includes the global hub for Global Markets and therefore the impact of adjustments was concentrated in BU Europe offsets agains own credit risk of EUR 267 million. .

-	The decrease of net trading income in Group Functions is mainly due to lower proprietary trading income in the Global Market business.

Results from financial transactions

The following table sets out the results from financial transactions for the Group for the years ended 31 December 2007, 2006 and 2005.

(in millions of euros)	2007	2006	2005

Net gain from the disposal of available-for-sale debt securities	278	485	431
Net gain from the sale of available-for-sale equity investments	321	70	49
Net gain on fair value changes in own credit risk	168	–	–
Dividend on available-for-sale equity investments	16	32	19
Net gain on other equity investments	669	435	468
Hedging ineffectiveness	(4)	65	30
Fair value change of credit default swaps	116	(280)	(51)
Other	(16)	(13)	237

Total	1,548	794	1,183

Results from financial transactions increased by EUR 754 million, or 95.0%, to EUR 1,548 million (non-GAAP measure: by EUR 723 million or 92.8%). The increase was mainly due to increases in Group Functions (EUR 262 million; non-GAAP measure: EUR 231 million) and BU Latin America (EUR 382 million).

Key notes:

-
BU Latin America benefited from gains in the ALM portfolio and gains on sale of stakes in Serasa, a credit analysis provider, the Brazilian stock exchange Bovespa, and the Brazilian futures exchange Bolsa de Mercadorias & Futuros in total a EUR 382 million increase.

-
The results from financial transactions of Group Functions increased in total EUR 262 million due to market-to-market gains on capital and risk hedging (credit default swap portfolio) that benefited from the general widening of the credit spreads that occurred throughout the year and gains from changes in fair value related to own credit risk of EUR 115 million, partly offset by decreased gains on sales of AFS bonds.

Share of result in equity accounted investments

Share of result in equity accounted investments increased by EUR 30 million to EUR 271 million (non-GAAP measure: EUR 29 million), mainly due to the increase at Group Functions (EUR 22 million; non-GAAP measure: EUR 21 million).

Other operating income

The following table sets out the Group’s results from other operating income for the years ended 31 December 2007, 2006 and 2005.

(in millions of euros)	2007	2006	2005

Insurance activities	95	90	153
Leasing activities	82	61	60
Disposal of operating activities and equity accounted investments	951	453	348
Other	248	310	247

Total	1,376	914	808

Other operating income increased by EUR 462 million, or 50.5%, to EUR 1,376 million, mainly due to increases at Group Functions (EUR 226 million), BU Netherlands (EUR 153 million) and BU Private Clients (EUR 93 million).

Key notes:

-	The increase in Group Functions was mainly due to the sale of Capitalia whose shares were settled in exchange for shares in Unicredit, resulting in a gain of EUR 624 million.
-	The increase in BU Netherlands was due to the gains on sale of Interbank/DMC (EUR 56 million) and ABN AMRO Mellon (EUR 139 million) realised in 2007.
-
The increase in Private Clients was due to the gain on sale of the Latin American Private Banking operations in Miami and Uruguay, including the Latin American portfolios in Switzerland and Luxembourg (EUR 77 million).

Income of consolidated private equity holdings

Income from consolidated private equity holdings decreased by EUR 1,477 million, or 27.8%, to EUR 3,836 million, due to the transfer of the management of most of the businesses from Private Equity to an independent management company. As a result of the structural change in control, the results from the portfolio of investments managed by the independent management company are no longer consolidated as of 1 July 2007 but instead changes in fair value are shown within results from financial transactions as a net gain on other equity investments.

Operating expenses

Operating expenses increased by EUR 535 million, or 3.2%, to EUR 17,480 million (non-GAAP measure: increase of expenses of EUR 1,840 million, or 15.3%, to EUR 13,846 million), due to the increases in operating expenses in BU Latin America (EUR 496 million), BU Asia (EUR 384 million). The increases were partly offset by Group Functions (decrease of operating expenses of EUR 370 million; non-GAAP measure: increase of EUR 935 million).

In 2007, EUR 24 million of restructuring costs were released, compared with a charge of EUR 207 million in 2006 (of which EUR 174 million in continuing operations and EUR 25 million net in discontinuing operations). In 2007, EUR 272 million (of which EUR 249 million in continuing operations and EUR 17 million net in discontinuing operations) of accelerated vesting of share-based payment plans were recorded. The accelerated vesting of share-based payment plans was a result of the acquisition of ABN AMRO by the consortium banks.

Key notes:

-
The decrease in Group Functions was caused by a decline in the operating expenses of consolidated private equity investments due to the change in control. On a non-GAAP basis the increase (EUR 935 million) was due to the break-up fee paid to Barclays (EUR 200 million), transaction-related advisory fees (EUR 211 million), transition and integration costs due to the takeover by the Consortium (EUR 95 million), the provision for the US Department of Justice investigation (EUR 365 million), and the costs of accelerated vesting of share-based payments (EUR 117 million) recorded in Group Functions.

-
Operating expenses in BU Latin America were impacted by a new collective labour agreement that came into effect in September 2007, higher bonus accruals, strong growth in business activities, and investments in the expansion of the distribution infrastructure in Brazil.

-	The expenses in BU Asia increased due to the acquisition of Prime Bank and Taitung Business Bank, continued investments in new branches and higher staff levels.

Loan impairment and other credit risk provisions

Loan impairment and other credit provisions increased by EUR 293 million to EUR 1,704 million. The provisioning level increased in BU Latin America (EUR 244 million), BU North America (EUR 66 million), BU Europe (EUR 64 million), BU Netherlands (EUR 54 million), partly offset by lower provisions in Group Functions (decrease EUR 144 million).

Key notes:

-	Continued strong loan growth in BU Latin America resulted in higher loan impairment and other credit risk provisions (increase EUR 244 million).
-
Loan impairment and other credit risk provisions increased in BU North America (EUR 66 million) and BU Europe (EUR 64 million) following the lower level of releases than in the prior year and a change in the credit cycle.

-	Provisions in BU Netherlands increased (EUR 54 million) as a result of impairment of facilities to a selected number of corporate clients.
-	Provisions in Group Functions decreased (EUR 144 million) as 2006 included an impairment for the Futures business which was sold to UBS.

Effective tax rate

The overall (continued and discontinued businesses) effective tax rate for 2007 was 2.7% versus 11.9% in 2006 (non-GAAP: for 2007 was 4.7% versus 10.6% in 2006). Included in 2007 were significant tax-exempt gains on disposals, including the gain of sale on Capitalia (EUR 624 million, net 617 million), a lower corporate tax rate in the Netherlands, tax credits in some countries as well as substantial releases of tax liabilities resulting from the finalisation of prior-year tax returns and conclusions on a number of additional items.

Profit from discontinued operations net of tax

Profit from discontinued operations net of tax increased EUR 6,103 million to EUR 8,177 million and included the following:

-
The sale of ABN AMRO Mortgage Group, Inc., the US-based residential mortgage broker origination platform and residential mortgage servicing business, recording a result of EUR 110 million (net of tax results for the first two months and a gain on sale) in BU North America. This sale was announced by the Group on 22 January 2007. The settlement took place on 28 February 2007.

-
The sale of ABN AMRO North America Holding Company, which principally consists of the retail and commercial activities of LaSalle Bank Cooperation (LaSalle) in BU North America. The net of tax results for the first nine months were EUR 777 million, and the gain on sale amounted to EUR 7,163 million, of which EUR 7,196 million was booked in the results of the BU North America and minus EUR 33 million in Group Functions. This sale was announced by the Group on 22 April 2007. The settlement took place on 1 October 2007.

-	The classification as discontinued operations of Antonveneta (EUR 111 million losses).
-	The classification as discontinued operations of BU Asset Management (EUR 186 million profit).
-	The release of part of a provision recorded in connection with the sale of Bouwfonds in 2006 (EUR 52 million).

Results of operations for the years ended 31 December 2006 and 2005

Profit for the year 2006 increased by EUR 337 million, or 7.6%, to EUR 4,780 million. Profit from continuing operations decreased by EUR 614 million, or 18.5%, to EUR 2,706 million. This decrease reflected a mixed performance across the BUs. The major variances year-on-year were increases of results of operations in BU Latin America (EUR 66 million), BU Netherlands (EUR 82 million) and decreases of results of operations in BU North America (EUR 290 million), BU Asia (EUR 190 million), BU Europe excluding Antonveneta (EUR 151 million) and BU Group Functions (EUR 147 million). Profit from discontinued operations net of tax amounted to EUR 2,074 million, reflecting the divestment of the property development and management activities of Bouwfonds, the classification of Antonveneta and BU Asset Management as businesses held for sale, the disposal of ABN AMRO Mortgage Group, Inc. and the disposal of ABN AMRO North America Holding Company, which principally consists of the retail and commercial activities of LaSalle Cooperation (LaSalle). Profits from discontinued operations include the related operating results and applicable gain on the sale.

Operating income

Operating income increased by EUR 2,846 million, or 15.3%, to EUR 21,428 million (non-GAAP: operating income increased by EUR 1,251 million or 8.2%). This mainly relates to the increases of operating income of BU Group Functions (EUR 1,688 million, non-GAAP measure: decrease EUR 9 million), BU Europe (EUR 192 million; excluding the consolidation effect (non-GAAP): EUR 294 million), BU Latin America (EUR 714 million) and BU Asia (EUR 283 million).

Key notes:

-	The increase in Group Functions was caused by higher operating income from consolidated private equity investments.
-	Excluding the consolidation effect (non-GAAP measure), operating income in BU Europe increased primarily on the back of higher Global Markets income, as client income grew strongly.
-
The increase in BU Latin America was mainly due to the continued growth in the retail and consumer finance loan portfolio, partly offset by the inclusion in 2005 of the book profit on the sale of Real Seguros (EUR 229 million).

-	BU Asia grew its revenue as its Preferred Banking activities and credit card business continued to expand, especially in India, China, Hong Kong and Taiwan.

Net interest income

Net interest income increased by EUR 505 million, or 7.5%, to EUR 7,268 million, mainly due to increases in BU Latin America (EUR 725 million) and BU Europe (EUR 480 million; non-GAAP: EUR 408 million), partly offset by decreases in BU Netherlands (EUR 443 million) and BU Group Functions (EUR 201 million; non-GAAP: EUR 67 million).

Key notes:

-	Net interest income in BU Latin America increased mainly due to the continued growth of the Brazil credit portfolio.
-	The decrease in BU Netherlands reflected the fact that mortgage prepayment penalty income was affected by higher offsetting transactions in 2006.
-
Net interest income in Group Functions decreased due to higher interest expenses from consolidated private equity investments. Excluding the consolidation effect (non-GAAP measure), net interest income decreased by EUR 67 million.

Net fee and commission income

Net fee and commission income increased by EUR 617 million, or 18.0%, to EUR 4,049 million, mainly due to an increase in BU Asia (EUR 267 million), BU Latin America (EUR 119 million), BU Netherlands (EUR 97 million) and BU Private Clients (EUR 83 million).

Key notes:

-	The increase in BU Asia reflected the higher asset under administration levels, the higher fee levels on existing products and a further shift in the asset mix towards more profitable products.
-	Net fees and commission income in BU Netherlands increased by EUR 97 million, resulting from higher commission on banking transactions, securities and asset management.

Net trading income

Net trading income increased by EUR 335 million, or 13.3%, to EUR 2,849 million, mainly due to increases in BU Latin America (EUR 163 million), BU Asia (EUR 144 million) and BU Netherlands (EUR 88 million), partly offset by a decrease in BU North America (EUR 90 million).

Key notes:

-	The increase of net trading income in BU Latin America (EUR 163 million) was mainly due to the growth of commercial banking in Brazil of client-related trading income.
-	Net trading income increased in BU Asia resulting from higher equity finance income in Hong Kong and Taiwan.
-	The increase in BU Netherlands was mainly due to higher results on the sale of derivatives.
-	The decrease in BU North America (EUR 90 million) was mainly due to lower trading results Global Markets.

Results from financial transactions

Results from financial transactions decreased by EUR 389 million, or 32.9%, to EUR 794 million, mainly due to decreases of results from financial transactions in Group Functions (EUR 353 million; non-GAAP: EUR 379 million) and BU Asia (EUR 85 million), partly offset by the increase of results from financial transactions in BU Netherlands (EUR 167 million).

Key notes:

-
Decrease in Group Functions is mainly due to lower results on the sale of bonds and losses on credit default swaps due to tightening spreads, while 2005 included results on option position on Antonveneta.

-	Results from financial transactions in BU Asia decreased mainly because of lower Global Client results from financial transactions.

Share of result in equity accounted investments

Share of result in equity accounted investments decreased by EUR 4 million to EUR 241 million, mainly due to Group Functions (EUR 47 million) because of lower results from ABN AMRO’s interest in Antonveneta, which was consolidated in 2006, and Kereskedelmi és Hitelbank Rt., which was sold in 2006, partly offset by a higher contribution from ABN AMRO’s investment in Capitalia.

Other operating income

Other operating income increased by EUR 106 million, or 13.1%, to EUR 914 million, mainly due to the Group Functions (increase EUR 445 million; non-GAAP: increase EUR 439 million), partly offset by BU Latin America (decrease EUR 320 million).

Key notes:

-	The increase in Group Functions was due to the gain on sale of Kereskedelmi és Hitelbank Rt. (EUR 208 million) and the gain on sale of the Futures business (EUR 229 million).
-	The decrease in BU Latin America was mainly due to the inclusion of the gain (EUR 229 million) on the sale of Real Seguros in 2005.

Income from consolidated private equity holdings

Income from consolidated private equity holdings increased by EUR 1,676 million, or 46.1%, to EUR 5,313 million, due to the increase in the number and in size of the consolidated investments in private equity.

Operating expenses

Operating expenses increased by EUR 3,032 million, or 21.8%, to EUR 16,945 million (non-GAAP: plus EUR 1,459 million, or 13.8%, to EUR 12,006 million), mainly due to increase of operating expenses Group Functions (EUR 2,004 million; non-GAAP: EUR 327 million), BU Europe (EUR 263 million; non-GAAP: EUR 367 million), BU Latin America (EUR 396 million), BU Asia (EUR 290 million) and BU North America (EUR 138 million), partly offset by lower operating expenses in BU Netherlands (EUR 92 million). In 2006, EUR 137 million restructuring charge was recorded for in relation to the services and IT alignment initiatives and reflected in BU Netherlands, BU North America, BU Latin America and BU Europe.

Key notes:

-
The increase in Group Functions was caused by higher operating expenses of consolidated private equity investments and due to the inclusion of a release of post-retirement healthcare benefit provision (EUR 392 million) in 2005.

-
Excluding the consolidation effect (non-GAAP measure) operating expenses in BU Europe increased mainly due to restructuring charges of EUR 68 million restructuring from Global Markets and Services, an increase in expenses linked to the growth in operating income, higher bonus expenses and higher costs for compliance related to Sarbanes-Oxley Act and other regulations.

-
Operating expenses increased in growth markets in BU Latin America and BU Asia including branch openings and marketing campaigns. Operating expenses in BU Latin America were also impacted by a stronger

Brazilian real and the collective labour agreements that came into effect in September 2005 and September 2006.
-	BU Netherlands continued to benefit from strict cost control measures, resulting in lower staff costs.

Loan impairment and other credit risk provisions

Loan impairment and other credit provisions increased by EUR 797 million to EUR 1,411 million. The provisioning level was substantially higher as provisioning for consumer loan portfolios went up in the BU Latin America (increase EUR 372 million) and the BU Asia (increase EUR 178 million).

Key notes:

-	Higher loan impairment and other credit risk provisions in BU Latin America were due to the increase in absolute consumer loan volumes and higher delinquencies.
-	The increase in BU Asia mainly reflects higher provisioning for credit card receivables in Taiwan, where the banking industry was significantly impacted by an increase in credit card defaults.

Effective tax rate

The overall effective tax rate for 2006 was 11.9% versus 18.1% in 2005. Included in 2006 are tax credits, tax charges due to changes in the tax law and tax-exempt gains which exceeded the 2005 tax rate levels, as well as changes in tax rates.

Profit from discontinued operations net of tax

Profit from discontinued operations net of tax increased to EUR 2,074 million in 2006 from EUR 1,123 million in 2005.

Profit from discontinued operations net of tax of EUR 2,074 million in 2006 included:

-
On 1 December 2006, the Group disposed of the property development and management activities of Bouwfonds, resulting in profits of EUR 505 million in BU Netherlands, EUR 338 million of which related to the net gain on the sale and EUR 167 million of which related results of operations.

-
On 22 January 2007, the Group announced the sale of ABN AMRO Mortgage Group, Inc., ABN AMRO’s US-based residential mortgage broker origination platform and residential mortgage servicing business recording a result of EUR 104 million in BU North America. The settlement took place on 28 February 2007.

-
On 22 April 2007, the Group announced the sale of ABN AMRO North America Holding Company which principally consists of the retail and commercial activities of LaSalle Bank Cooperation (LaSalle) which recorded (EUR 1,104 million) in results of operations in BU North America and minus EUR 85 million in Group Functions. The settlement took place on 1 October 2007.

-	The classification as discontinued operations of Antonveneta (EUR 192 million).
-	The classification as discontinued operations of BU Asset Management (EUR 254 million).

Profit from discontinued operations net of tax of EUR 1,123 million in 2005 was due to the classification as discontinued operations of Bouwfonds (EUR 136 million) in BU Netherlands: the ABN AMRO Mortgage Group, Inc. (EUR 51 million) in BU North America: the ABN AMRO North America Holding Company which principally consists of the retail and commercial activities of LaSalle Bank Cooperation in BU North America (EUR 811 million) and in BU Group Functions (minus EUR 64 million); and the asset management business (EUR 189 million) in BU Asset Management.

Impact of the Current Credit Environment on the Group’s Financial Position and Results of Operations

US residential mortgage related exposures

The Group is involved in investing in financial instruments, including asset-backed securities (ABSs) and other structured investments, backed by US residential mortgages and other collateral with exposure to the current US credit environment. Please refer to paragraph ‘Risk factors’ on page 60.

The following table provides an overview of the main US residential mortgage related exposures at 31 December 2007 in the trading book:

(in millions of euros)	Exposure	Fair Value adjustment through income	Net exposure
Retained Asset-Backed Securities CDOs:
Super Senior Tranches	2,487	499	1,988
Equity / Mezzanine Tranches	290	290	-

Asset-Backed Securities Trading Inventory:
Prime RMBS	280	56	224
Sub-Prime RMBS	98	48	50
ABS CDOs	68	62	6

Total	3,223	955	2,268

Wherever possible, the Group values all ABS positions using market prices.  However, following rising mortgage delinquencies and expectations of declining house prices in the US, illiquidity in the market has meant that market data in this area has been increasingly difficult to source.

In line with our policy on fair value determination, where quoted market prices and recent market transactions are not available, valuation techniques are employed that involve benchmarking against market prices for similar instruments or the use of valuation models, giving priority to observable market inputs where available.

Retained Asset-Backed Securities CDOs

The Group is involved in buying mortgage-backed securities; including securities backed by US mortgages, and repackaging them into collateralised debt obligations (CDOs) for subsequent sale to investors.  As a result of worsening credit conditions, the Group has retained the exposure to the super senior tranches of US related ABS CDOs.

At 31 December 2007, the Group’s net exposure to unsold tranches of US related ABS CDOs totalled EUR 1,988 million to high grade CDOs, which include commercial loan collateral as well as prime and sub-prime mortgage collateral.

Throughout the second half of 2007, significant subjectivity arose in the valuation of US related CDOs due to growing illiquidity in the market and as a result, ABN AMRO moved to a model-based valuation approach.  The balance sheet valuations of the super senior tranches of ABS CDOs take into consideration outputs from a proprietary model and market data.  The model forecasts the expected cash flows of the underlying mortgages using assumptions about future macroeconomic conditions (including house price appreciation and depreciation) and delinquencies on these underlying mortgages derived from publicly available data.

The resulting cash flows are discounted using a risk adjusted rate.  Additionally, prices implied by the model have been evaluated against observable market data, such as the ABX index, a series of credit default swaps based upon bonds that consist of sub-prime mortgages.

Mezzanine and equity tranches of the US ABS CDOs have been written down to zero.

Further analysis of the Group’s super senior tranche exposure is provided below:

Exposure (in millions of euros)	2,487
Weighted average attachment point	28%
% underlying RMBS sub-prime assets	77%
Collateral by rating:
- investment grade	99%
- non-investment grade	1%
Net exposure (in millions of euros)	1,988
Effective weighted average attachment point post fair value movement	42%

Approximately 5% of ABN AMRO’s positions in high grade ABS CDOs refer to mortgage loans of vintage 2005 and earlier, whilst 95% refer to 2006 and 2007 vintages.  At 31 December 2007, 99% of these securities were investment grade.

Asset-Backed Securities Trading Inventory

There is a further net exposure of EUR 280 million to US residential mortgages through a trading inventory of residential mortgage-backed securities (RMBS) and ABS CDOs.  The majority of this exposure relates to prime RMBS.  Trading book exposures are marked to market using individual market prices, where available, or against market benchmarks.

Available-For-Sale Asset-Backed Securities

Within our available-for-sale assets are prime RMBS and high grade ABS CDOs with gross exposure to the US market in the amounts of EUR 159 million and EUR 1,988 million respectively.  Since these assets are classified as available-for-sale, fair value movements of EUR 165 million are recognised directly in equity within unrealised gains and losses.  If there are impairments to these assets, the cumulative gain or loss is transferred to income.  At 31 December 2007, none of these assets were considered to be impaired.

Exposure to financial guarantors

Towards the end of 2007, monoline financial guarantors were adversely affected by their exposure to the US sub-prime mortgage market. At 31 December 2007 the Group had a gross direct exposure of EUR 1,632 million mainly relating to credit default swaps (CDSs) and high grade ABS CDOs. Against this amount a credit valuation adjustment of EUR 606 million has been taken of which EUR 379 million relates to non-investment grade financial guarantors.

Additionally, ABN AMRO has an indirect exposure to financial guarantors through financial guarantees (or ‘wraps’), purchased or embedded within various securities in the trading and available-for-sale portfolios. The valuation of these securities at 31 December 2007 was largely dependant on the underlying asset quality, rather than the enhancement offered by the embedded guarantee.

Other Portfolios Affected by the Current Credit Environment

The Group’s leveraged finance inventory, which is held at amortised cost, totalled EUR 2,457 million at 31 December 2007.  Under normal market circumstances, these positions would have been syndicated, but are being retained in the loan book until market conditions become more favourable.  These exposures have been assessed as not impaired.

The Group also originates commercial mortgages, predominately in the UK, Germany and France that in normal market circumstances would be considered for distribution. The holding of such mortgages totalled EUR 5,878 million at 31 December 2007. These exposures have been assessed as not impaired.

The Group also purchases portfolios of UK residential mortgages that are held at fair value.  These mortgages are generally purchased at a discount and consist of non-conforming loans. Under normal market conditions, these loans would be subject to onward distribution.  The holding of such mortgages totalled EUR 1,569 million at December 2007.

Movements in Own Credit

For the year ended 31 December 2007, ABN AMRO recorded a gain of EUR 435 million including EUR 267 million in net trading income and EUR 168 million in results on financial transactions from changes in the fair value of financial liabilities designated at fair value attributable to changes in ABN AMRO’s own credit risk.  The change in fair value applies to those financial liabilities designated at fair value where ABN AMRO’s own credit risk would be considered by market participants and excludes instruments for which it is established market practice not to include an entity-specific adjustment for own credit.  The fair value change was calculated based on a yield curve generated from observed external pricing for funding and quoted CDS spreads.

Group capital

The following table shows ABN AMRO’s capital at 31 December 2007, 2006 and 2005.

(in millions of euros)	2007	2006	2005

Ordinary share capital	1,085	1,085	1,069
Ordinary share premium reserves	5,332	5,245	5,269
Treasury shares	(2,640)	(1,829)	(600)
Retained earnings	25,650	18,599	15,237
Net gains/(losses) not recognised in the income statement	148	497	1,246

Equity attributable to shareholders of the parent company	29,575	23,597	22,221

Minority interests	1,134	2,298	1,931

Equity	30,709	25,895	24,152
Subordinated liabilities	15,616	19,213	19,072

Group capital	46,325	45,108	43,224

Group capital at year-end 2007 was EUR 46,325 million, an increase of EUR 1,217 or 2.7%, compared with

2006. The increase of EUR 5,978 million, or 25.3% in equity attributable to shareholders of the parent company is mainly due to an increase in retained earnings and partially offset by an increase in treasury shares.

Group capital at year-end 2006 was EUR 45,108 million, an increase of EUR 1,884 million, or 4.4%, compared with 2005. The increase of EUR 1,376 million, or 6.2%, in equity attributable to shareholders of the parent company was mainly due to an increase in retained earnings, partly offset by movements in special components of equity relating to cash flow hedges and available-for-sale securities, currency translation differences and purchase of treasury shares.

The 2007 full-year addition to reserves resulting from profit attributable to the shareholders of the parent company less dividends paid was EUR 7,722 million (2006: EUR 3,252 million).

The movements in net gains/(losses) not recognised in the income statement include the net movement in the reserve for available-for-sale assets consisting of net unrealised losses in available-for-sale assets of EUR 392 million (2006: EUR 233 million) and net realised gains reclassified to the income statement of EUR 515 million (2006: EUR 602 million). The net movement in the cash flow hedge reserve consisted of the net unrealised gains on cash flow hedges of EUR 315 million (2006: EUR 735 million) and the realised losses reclassified to the income statement of EUR 54 million (2006: losses of EUR 215 million). Share-based payments grants resulted in a credit to equity of EUR 145 million including taxes (2006: EUR 111 million) .. The exercise of staff options resulted in a credit to equity of EUR 624 million (2006: EUR 143 million). The settlement of share options and awards in cash, as a result of the acquisition of ABN AMRO by the consortium banks, resulted in a debit to equity of EUR 743 million.

The number of ordinary shares outstanding, minus treasury shares, at the end of 2007 decreased by 9.7 million to 1,844.1 million. This decrease was the result of 55.5 million ordinary shares acquired from share buy backs, offset 27.6 million ordinary shares issued resulting from exercise of staff options offset and 18.2 million ordinary shares final stock dividend 2006 issued at an average price of EUR 35.61.

The number of ordinary shares outstanding, minus treasury shares, at the end of 2006 decreased by 24.1 million to 1,853.8 million. This decrease was the result of a 32.8 million ordinary shares final stock dividend 2005 issued at an average price of EUR 21.30, a 30.5 million ordinary shares 2006 interim dividend at an average price of EUR 23.40, 8.5 million shares issued due to the exercise of staff options during 2006 and share buy-backs of 95.9 million ordinary shares.

The EUR 1,164 million decrease of minority interests in 2007 is explained by net reductions and disposals of EUR 1,026 million, EUR 38 million currency translation losses and profit attributable to minority interest of EUR 127 million.

The EUR 367 million increase of minority interests in 2006 is explained by the currency translation loss of EUR 46 million, of which EUR 37 million relates to tier-1 capital ratio and a net addition of EUR 413 million.

In 2007, subordinated liabilities decreased by EUR 3,597 million (2006: increase EUR 141 million) to EUR 15,616 million (2006: EUR 19,213 million). The decrease in 2007 is a result of the sale of LaSalle (EUR 1,487 million), currency translation losses (EUR 848 million), reclassifications to liabilities of businesses held for sale (EUR 1,090 million), issuances (EUR 1,496 million) and redemptions (EUR 1,537 million). Issuances in 2007 include: USD 1 billion (EUR 768 million) floating rate lower tier-2 due 2017, non callable before 2012; BRL 550 million (EUR 197 million) floating rate lower tier-2 due 2013 and 2014; and BRL 885 million (EUR 329 million) floating rate lower tier-2 due 2014. Redemptions were EUR 1,537 million and include a USD 750 million (EUR 555 million) 7.125% note issued in 1977, a NLG 750 million (EUR 340 million) 6% note issued in 1997, a NLG 500 million (EUR 227 million) 8.25% note issued in 1992 and a EUR 200 million note issued in 1997.

Issuances in 2006 amount to EUR 4,044 million and include GBP 750 million perpetual subordinated upper tier-2 notes issued on 17 February 2006 paying 5% fixed with a step-up from 17 February 2016, EUR 1.0 billion perpetual preference notes issued on 10 March 2006 and EUR 1.0 billion lower tier-2 Floating Rate Notes (three months Euribor) with a step-up on 14 September 2011 issued on 31 August 2006. Redemptions were EUR 4,430 million and include EUR 2.0 billion 6.5% perpetual subordinated upper tier-2 issued in 2001. The effect of foreign exchange rates reduced the total subordinated liabilities by EUR 980 million. The cost and availability of subordinated liabilities finance are influenced by credit ratings. A reduction in these ratings could increase the cost and reduce market access.

Credit ratings

At 31 December the credit ratings of ABN AMRO were as follows:

	2007		2006
	Long term	Short term	Long term	Short term

Standard & Poor’s	AA-	A-1+	AA–	A–1+
Moody’s	AA2	P-1	Aa3	P–1
Fitch	AA-	F1+	AA–	F1+
DBRS	AA	R-1	AA	R–1

Capital ratios

ABN AMRO applies capital adequacy ratios based on the Bank for International Settlements’ guidelines and Dutch Central Bank directives. These ratios compare ABN AMRO’s capital with its assets and off-balance sheet exposure, weighted according to the relative risk involved. Capital is also set aside for market risk associated with ABN AMRO’s trading activities. The minimum tier-1 ratio required is 4% and the minimum total capital ratio is 8%. ABN AMRO comfortably meets these standards with a tier-1 ratio of 12.42% (2006: 8.45%), of which the core tier-1 ratio is 10.59% (2006: 6.18%), and a Bank for International Settlements total capital ratio of 14.61% (2006:11.14%) as at 31 December 2007.

The total capital base increased by 8.5% (2006: decreased by 7.7%) to EUR 33.9 billion at 31 December 2007

(2006: EUR 31.3 billion). Risk-weighted assets amounted to EUR 232.3 billion at year-end 2007 (2006: EUR 280.7 billion), a decrease of EUR 48.4 billion (2006: EUR 22.9 billion), or 17.2%, (2006: 11.3%) from the end of the previous year. Securitisation programs in 2007 increased by EUR 35.5 billion (2006: EUR 23.6 billion) to a total of EUR 124.6 billion (2006: EUR 89.1 billion).

The following table analyses ABN AMRO’s capital ratios at 31 December 2007, 2006 and 2005.

(in millions of euros)	2007	2006	2005

Tier 1 capital	28,850	23,720	27,382
Tier 2 capital	9,383	9,372	9,851
Tier 3 capital	272	272	272
Supervisory deductions	(4,567)	(2,089)	(3,631)

Total capital base	33,938	31,275	33,874

Risk-weighted assets on balance	172,059	208,948	192,735
Off-balance	53,611	67,675	59,107
Market risks	6,642	4,081	6,012

Total risk-weighted assets	232,312	280,704	257,854

Tier 1 capital ratio	12.42%	8.45%	10.62%
Total capital ratio	14.61%	11.14%	13.14%

Offices and branches

At 31 December 2007, the Group operated 665 offices and branches in the Netherlands (2006: 664) and 3,631 offices and branches (2006: 3,868) in 55 other countries and territories (2006: 55). Of these offices and branches, 17 (2006: 449) were in North America, 2,212 (2006: 2,154) in Latin America and the Caribbean, 1,155 (2006: 1,144) were in Europe, 10 (2006: 8) were in the Middle East and Africa and 237 (2006:113) were in the Asia Pacific Region. Approximately 50% (2006: 48%) of the offices and branches are owned (based on square metres) and the remainders are under lease agreements.

RESULTS OF OPERATIONS BY BU

Changes to reporting structure and presentation

The results of operations for the years ended 31 December 2006 and 2005 reflect the reconstructed results of operations for the years ended 31 December 2006 and 2005 of the BUs assuming the reporting structure applicable in 2007 had been in place during 2006 and 2005.

As of 2007 the results of BU Global Clients are reported in the regional BUs. This approach has been taken to emphasise close cooperation and synergies between BU Global Clients and the regions. The results of Private Equity are included in Group Functions (previously Private Equity was reported separately).The results of International Diamond & Jewelry group are included in Group Functions (previously included in BU Private Clients). The results of Asset Management France are included in BU Asset Management (previously included in BU Private Clients). These changes are a reflection of the way the business was managed in 2007. The comparative figures of 2006 and 2005 have been restated to reflect these changes.

BU Netherlands

BU Netherlands employs approximately 21,900 full time equivalents and serves its consumer and commercial clients through a network of bankshops, advisory branches, dedicated mid-market corporate client units and large-corporate client units. BU Netherlands also operates via ATMs, integrated call centres, and internet and mobile channels.

Selected information

The table sets out selected information relating to BU Netherlands, for the years ended 31 December 2007, 2006 and 2005.

(in millions of euros)	2007	2006	2005

Net interest income	3,399	3,121	3,564
Net fee and commission income	885	1,006	909
Net trading income	704	539	451
Results from financial transactions	33	167	0
Share of result in equity accounted investments	60	51	13
Other operating income	399	246	187
Operating income	5,480	5,130	5,124
Operating expenses	3,525	3,540	3,632
Operating result	1,955	1,590	1,492
Loan impairment and other credit risk provisions	406	352	268
Operating profit before tax	1,549	1,238	1,224
Income tax expense	249	281	349
Net operating profit	1,300	957	875
Profit from discontinued operations net of tax	52	505	136
Profit for the year	1,352	1,462	1,011

Total assets	223,067	206,295	201,641
Risk-weighted assets	95,990	81,227	83,675
Full-time equivalent staff	21,932	22,213	22,769
Number of branches and offices	643	643	683
Efficiency ratio (in %)	64.3%	69.0%	70.9%

Results of operations for the years ended 31 December 2007 and 2006

Profit for the year decreased by EUR 110 million, or 7.5%, to EUR 1,352 million. Net operating profit from continuing operations increased by EUR 343 million, or 35.8%, to EUR 1,300 million, as the result of an increase of EUR 350 million in operating income, a decrease of EUR 15 million in operating expenses and a decrease of EUR 31 million in income tax expenses, partly offset by an increase of EUR 53 million in loan impairment and other credit risk provisions. Profit from discontinued operations net of tax declined by EUR 453 million, or 89.7%, to EUR 52 million.

Operating income

Operating income grew by EUR 350 million or 6.8% to EUR 5,480 million. This mainly increase was due to the gains on sale of Interbank/DMC and ABN AMRO Mellon, an increase in net interest income and higher revenues in Global Markets products, partly offset by lower commissions related to large corporate clients.

-
Net interest income increased by EUR 278 million, or 8.9%, driven by healthy loan growth, increases in savings volumes, and improved margins on savings products, partly offset by pressure on loan margins in an increasingly competitive market. Lower prepayment penalties were offset by lower losses on unwinding transactions.

-
Net fee and commission income decreased by EUR 121 million, or 12.0%, due to a decline in securities commissions and commissions related to large corporate clients, partly offset by higher payment and asset management commissions. Net trading income and results from financial transactions increased by EUR 31 million, or 4.4%, reflecting favourable market circumstances.

-
Other operating income increased by EUR 153 million, or 62.2%, mainly due to the tax-exempt gains on the sales of Interbank N.V., DMC Groep N.V. (total EUR 56 million) and ABN AMRO’s 50% share in ABN AMRO Mellon Global Securities Services B.V. (EUR 139 million).

Operating expenses

Operating expenses decreased by EUR 15 million, or 0.4%, to EUR 3,525 million reflecting lower administrative expenses (EUR 72 million) as well as lower internal settlement  costs for automation, consultancy and commercial expenses (EUR 70 million) partly offset by higher performance-related bonuses (EUR 68 million). In 2007, a remaining restructuring allowance of EUR 58 million was released; whilst the 2006 operating expenses included a restructuring charge of EUR 48 million.

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provision increased by EUR 54 million, or 15.3%, to EUR 406 million. This increase was mainly due to additions in the corporate clients portfolio, partly offset by improvements in the small and medium-sized enterprises and consumer credit portfolios.

Profit from discontinued operations net of tax

Profit from discontinued operations net of tax decreased by EUR 453 million, or 89.7%, to EUR 52 million as 2006 included the results from and the gain on the sale of Bouwfonds, whereas 2007 contained the release of part of a provision related to the 2006 sale of Bouwfonds.

Results of operations for the years ended 31 December 2006 and 2005

Profit for the year increased by EUR 451 million, or 44.6%, to EUR 1,462 million. Profit from continuing operations increased by EUR 82 million, or 9.4%, to EUR 957 million, mainly as the result of a decrease of EUR 92 million in operating expenses, partly offset by an increase of loan impairment and other credit risk provisions of EUR 84 million. Profit from discontinued operations net of tax increased by EUR 369 million, reflecting a EUR 338 million net gain on the sale of the Bouwfonds property development and management activities and a EUR 31 million increase in results from operations (EUR 167 million in 2006 compared with EUR 136 million in 2005).

Operating income

Operating income was almost flat at EUR 5,130 million. Excluding a EUR 201 million year-on-year difference in net mortgage prepayment penalties, operating income increased by 4.2% to EUR 5,116 million, mainly driven by the consumer and commercial clients business, which increased revenues.

-
Net interest income decreased by EUR 443 million, or 12.4%, which was affected by lower Global Client results and EUR 215 million of mortgage prepayment penalties in 2005, compared with only EUR 14 million in 2006 after neutralisation transactions. This negatively affected the year-on-year growth in net interest income by EUR 201 million.

-	Net fee and commission income increased by EUR 97 million, or 10.7%, as a result of higher commission on banking transactions, securities and asset management.
-	Net trading income increased by EUR 88 million, or 19.5%, mainly due to higher income on the sale of derivatives.
-	Other operating income increased by EUR 59 million, or 31.6%, mainly due to gains on the disposal of real estate.

Operating expenses

Operating expenses decreased by EUR 92 million, or 2.5%, to EUR 3,540 million, mainly due to lower personnel costs as a result of a reduction in full-time equivalents (from 22,769 in 2005 to 22,213 in 2006), partly offset by EUR 48 million restructuring charges for the Services, Risk and Global Markets and higher Global Clients expenses.

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provisions increased by EUR 84 million, or 31.3%, to EUR 352 million, mainly due to higher provisions for the consumer credit portfolio and the small and medium-sized enterprises (SME) portfolio. The increase in provisioning was related to the overall loan growth and a shift in business mix, due to strong growth of consumer and SME credits, which is fully in line with the BU Netherlands’ strategy.

Profit from discontinued operations net of tax

Profit from discontinued operations net of tax increased by EUR 369 million, or 271.3% reflecting the EUR 338 million gain on the sale of the Bouwfonds property development and management activities and the EUR  31 million increase in results from operations (EUR 167 million in 2006 compared with EUR 136 million in 2005).

BU Europe

BU Europe covers 27 countries: 23 countries in Europe (excluding the Netherlands) along with Kazakhstan, Uzbekistan, Egypt and South Africa. BU Europe employs approximately 18,900 fte’s, including support functions serving all BUs operating in the region.

BU Europe provides its consumer and commercial clients with a focused range of financial products and services.

Selected information

The table below sets out selected information pertaining to BU Europe including Antonveneta for the years ended 31 December 2007, 2006 and 2005.

(in millions of euros)	BU Europe			Consolidation effect			BU Europe (excluding consolidation effect)
							(non-GAAP measure)
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Net interest income/(expense)	608	375	(105)	–	–	(72)	608	375	(33)
Net fee and commission income	577	698	701	–	–	–	577	698	701
Net trading income/(loss)	(160)	1,405	1,451	–	–	–	(160)	1,405	1,451
Results from financial transactions	159	13	62	–	–	46	159	13	16
Share of results in equity accounted investments	4	–	3	–	–	–	4	–	3
Other operating income/(loss)	(23)	14	73	–	–	–	(23)	14	73
Income of consolidated private equity holdings	–	–	128	–	–	128	–	–	–
Operating income	1,165	2,505	2,313	–	–	102	1,165	2,505	2,211
Operating expenses	2,512	2,479	2,216	–	–	104	2,512	2,479	2,112
Operating result	(1,347)	26	97	–	–	(2)	(1,347)	26	99
Loan impairment and other credit risk provisions	75	11	(35)	–	–	–	75	11	(35)
Operating profit/(loss) before tax	(1,422)	15	132	–	–	(2)	(1,422)	15	134
Income tax expense	(364)	65	31	–	–	(2)	(364)	65	33
Net operating profit/ (loss)	(1,058)	(50)	101	–	–	–	(1,058)	(50)	101
Profit from discontinued operations net of tax	(111)	192	–	–	–		(111)	192	-
Profit/(loss) for the year	(1,169)	142	101	–	–	–	(1,169)	142	101

Total assets	500,391	407,174	320,244	–	–	–	500,391	407,174	320,244
Risk-weighted assets	75,026	73,792	34,610	–	–	–	75,026	73,792	34,610
Full-time equivalent staff	18,862	18,067	6,650	–	–	–	18,862	18,067	6,650
Number of branches and offices	1,083	1,090	63	–	–	–	1,083	1,090	63
Efficiency ratio (in %)	215.6%	99.0%	95.8%	–	–	–	215.6%	99.0%	95.5%

Results of operations for the years ended 31 December 2007 and 2006

Profit for the year 2007 decreased by EUR 1,311 million to a loss of EUR 1,169 million. This reflects a decrease in operating income of EUR 1,340 million, an increase in operating expenses of EUR 33 million, an increase in loan impairment and other credit risk provisions of EUR 64 million, and a decrease in discontinued operations (Antonveneta) of EUR 303 million.

Operating income

Total operating income decreased by EUR 1,340 million to EUR 1,165 million mainly due to negative fair value adjustments taken in the second half year, related to the credit crisis that developed from the adverse conditions in the sub-prime mortgage market in the United States. BU Europe includes the global hub for Global Markets and therefore the impact of the adjustments has been realised in BU Europe. The negative value adjustments of EUR 1,561 million (EUR 1,139 million after tax) were comprised of a negative valuation adjustment on mono-line insurers of EUR 606 million (EUR 440 million after tax); and a negative valuation adjustment of EUR 955 million on Asset Backed Securities and CDO exposures (EUR 699 million after tax) offset by gains on own credit risk of EUR 267 million recorded in the trading portfolio and EUR 53 million recorded in result from financial transactions.

Operating expenses

Total operating expenses increased by EUR 33 million to EUR 2,512 million. The operating expenses included a restructuring release of EUR 34 million in 2007, and a restructuring charge of EUR 64 million in 2006 (total decrease of EUR 98 million). Non-staff costs were lower than in 2006 as the benefits from the savings initiatives announced in 2006 came through. The expenses related to bonusses increased with EUR 207 million following the guaranteed amounts and true-ups for Global Markets and Global Clients.

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provisions increased by EUR 64 million to EUR 75 million reflecting the change in the credit cycle.

Profit from discontinued operations net of tax

Loss from discontinued operations of Antonveneta was EUR 111 million net of purchase accounting from the valuation of intangible assets (amounting to EUR 1,194 million) and fair value adjustments of financial assets and liabilities. The intangible assets are amortised over a period of approximately eight years within operating expenses, however, amortisation of intangible assets ceased when Antonveneta was reported as discontinued operations. The fair value adjustments are substantially amortised through net interest income over a period ranging from one to eight years dependent on the duration of the respective assets and liabilities and adjusted realised gains on sales of related assets and liabilities.

Revenues of Antonveneta decreased due to negative revaluations of the investment portfolios of Antonveneta and Interbanca, and higher than average capital gains realised in 2006. Commercial client revenue growth was lower than targeted. Operating expenses increased due to a restructuring charge for early retirement (EUR 77 million), higher staff costs and additional investments as a result of the integration and the need to bring the compliance function up to ABN AMRO levels. Provisioning increased due to further impairments in the corporate client portfolio. The tax level was impacted by a new Italian budget law and non-tax deductible losses on participations. Profit for the period on a stand-alone basis was a negative EUR 24 million.

Results of operations for the years ended 31 December 2006 and 2005

Profit for the year 2006 increased by EUR 41 million to EUR 142 million. This reflects an increase of EUR 192 million in operating income (non-GAAP: plus EUR 294 million), an increase of EUR 263 million in operating expenses (non-GAAP: plus EUR 367 million), and an increase of EUR 46 million in loan impairment and other credit risk provisions and the first time consolidation of Antonveneta (EUR 192 million) reported in discontinued operations.

Operating income

Operating income increased by EUR 192 million, or 8.3%, to EUR 2,505 million. Excluding the consolidation effect (non-GAAP measure) operating income increased by EUR 294 million, or 13.3%, predominantly on the back of higher Global Markets income, as client income grew strongly.

Equity revenues benefited from increased client activity, particularly in derivative and structured products. Fixed Income Capital Markets had a strong year as it was able to successfully execute a number of deals for regional clients. Financial Markets also had a good year due to the introduction of a number of innovative new products.

The Private Investor Product offering, focused on Germany, Switzerland and Italy grew during the year. Mergers & Acquisitions and Equity Capital Markets revenues were up on the back of strong deal volumes.

Transaction Banking revenues increased due to a strong performance from Central and Eastern Europe, particularly cash flow advisory for Russian and Kazakh energy sector clients.

Other operating income in 2005 included the gain on the sale of the Bishopsgate office in London (EUR 43 million).

Operating expenses

Operating expenses increased by EUR 263 million, or 11.9%, to EUR 2,479 million. Excluding the consolidation effect (non-GAAP measure) operating expenses increased by EUR 367 million, or 17.4%, mainly due to EUR 64 million restructuring charges for Global Markets and Services, an increase in expenses linked to the growth in operating income, such as higher bonus accruals and higher costs for compliance with the Sarbanes-Oxley Act and other regulations.

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provisions increased by EUR 46 million to a charge of EUR 11 million due to lower releases.

Profit from discontinued operations net of tax

As ABN AMRO only took control of Antonveneta on 2 January 2006, ABN AMRO has not made a comparison between the profit for the years ended 31 December 2006 and 2005 for this entity. Profit for the year 2006 was EUR 192 million net of purchase accounting from the valuation of intangible assets (amounting to EUR 1,194 million) and fair value adjustments of financial assets and liabilities.

BU North America

On 22 January 2007, the Group announced the sale of the ABN AMRO Mortgage Group, Inc., ABN AMRO’s US-based residential mortgage broker originating platform and the residential mortgage servicing business, to Citigroup. The closing of this transaction was 28 February 2007, and the results of the divested business are reported as discontinued operations net of tax.

On 23 April 2007, the Group announced the sale of ABN AMRO North America Holding Company (AANAHC), which principally consists of the retail and commercial activities of LaSalle Bank Cooperation (LaSalle) to Bank of America for USD 21 billion in cash. The results of the divested business are reported as discontinued operations net of tax. The sale of LaSalle closed on 1 October 2007.

Due to the sale of LaSalle and AAMG, the continuing operations of BU North America now essentially comprise the North America Global Markets and Global Clients operations.

Selected information

The table sets out selected information relating to BU North America for the years ended 31 December 2007, 2006 and 2005.

(in millions of euros)	2007	2006	2005

Net interest income	117	143	179
Net fee and commission income	263	291	220
Net trading income	206	150	240
Results from financial transactions	5	(36)	35
Other operating income	43	21	18
Operating income	634	569	692
Operating expenses	776	801	663
Operating result	(142)	(232)	29
Loan impairment and other credit risk provisions	33	(33)	(148)
Operating profit/(loss) before tax	(175)	(199)	177
Income tax benfit	(85)	(199)	(113)
Net operating profit/(loss)	(90)	0	290
Profit from discontinued operations net of tax	8,077	1,208	862
Profit for the year	7,987	1,208	1,152

Total assets	79,241	166,590	151,532
Risk-weighted assets	4,905	74,066	80,531
Full-time equivalent staff	1,594	1,585	1,561
Number of branches and offices	7	441	442
Efficiency ratio (in %)	122.4%	140.8%	95.8%

Results of operations for the years ended 31 December 2007 and 2006

Profit for the year increased by EUR 6,779 million to EUR 7,987 million. This is the result of an increase in operating income of EUR 65 million, a decrease in operating expenses of EUR 25 million, an increase in loan impairment and other credit risk provisions of EUR 66 million, an increase in income tax expense of EUR 114 million and an increase in profit from discontinued operations of EUR 6,869 million mainly due to the gain on sale of LaSalle. The US dollar depreciated 8.2% on average compared with the euro in 2007 (comparing the average rate in 2007 with the average rate in 2006).

Operating income

Operating income increased by 11.4% to EUR 634 million, mainly as a result of the positive impact on the Global Markets activities of the decline in interest rates and the weakening US dollar, despite the difficult market environment created by the sub-prime and credit crises in the second half of the year.

Operating expenses

Operating expenses decreased by 3.1% to EUR 776 million, with the successful drive for further improved cost management being partly offset by higher bonuses. The operating expenses included a restructuring charge of EUR 9 million in 2007 and “stranded” costs of EUR 122 million. The continuing operations include the global overhead costs allocated to LaSalle that continued to be incurred by ABN AMRO during 2007.

Loan impairment and other credit risk provisions

Provisions changed from a net release of EUR 33 million to a net charge of EUR 33 million due to developments related to a small number of corporate credits.

Income tax expense

Net tax credits decreased by EUR 114 million to a net tax credit of EUR 85 million.

Profit from discontinued operations net of tax

Profit from discontinued operations net of tax increased by EUR 6,869 million to EUR 8,077 million mainly due to the gain on the sale of LaSalle (EUR 7,162 million, of which EUR 7,195 million was booked in the results of the BU North America and a negative amount of EUR 33 million in Group Functions), and the gain on the sale of ABN AMRO Mortgage Group (EUR 147 million).

Results of operations for the years ended 31 December 2006 and 2005

Profit for the year 2006 increased by EUR 56 million, or 4.9%, to EUR 1,208 million. Profit from continuing operations decreased by EUR 290 million to EUR 0 million, mainly as a result of a decrease in operating income of EUR 123 million, an increase in operating expenses of EUR 138 million, an increase in loan impairment and other credit risk provisions of EUR 115 million an a decrease in income tax expense of EUR 86 million. Profit from discontinued operations net of tax increased by EUR 346 million. The US dollar depreciated by 2.1% on average compared with the euro in 2006(comparing the average rate in 2006 with the average rate in 2005).

Operating income

Operating income decreased by EUR 123 million to EUR 569 million, which is mainly caused by a decrease of the net trading income.

Operating expenses

Operating expenses increased by EUR 138 million, or 20.8%, to EUR 801 million, partly due to restructuring charges.

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provisions increased by EUR 115 million, to EUR minus 33 million due to lower releases.

Profit from discontinued operations net of tax

Profit from discontinued operations net of tax increased by EUR 346 million, or 40.1%, to EUR 1,208 million.

Operating income from discontinued operations increased, mainly due to an improved contribution from all business lines despite challenges in the yield curve. Furthermore, operating income increased due to the impact of the Talman settlement (EUR 110 million). In December 2006, BU North America, through LaSalle, received a favourable judgement in its claim against the US Government related to the 1992 acquisition of the Talman Home Federal Savings and Loan Association.

Operating expenses from discontinued operations increased, mainly due to restructuring charges and higher expenses related to investments in Group Service IT action tracks and increased compliance expenses.

Loan impairment and other credit risk provisions increased, from a net release to a charge, mainly as a result of lower recoveries and releases.

BU Latin America

ABN AMRO has had a presence in Brazil since 1917. In recent years it has consolidated its already strong position in the top tier of Brazilian banks by acquiring Banco Real and Bandepe in 1998, Paraiban in 2001 and Banco Sudameris in 2003. ABN AMRO operates in the Brazilian market as Banco Real.

Banco Real functions as a fully integrated consumer and commercial bank on a nationwide basis through stand-alone and in-company branches, points-of-sale and ATMs. At year-end 2007, Banco Real is the third-largest privately owned bank in Brazil.

Since 1 January 2006, ABN AMRO’s Caribbean and Latin American operations outside of Brazil have been reported and managed together with Banco Real to form BU Latin America. Outside of Brazil, BU Latin America focuses primarily on the commercial client segment, although in Paraguay and Uruguay it also focuses on the consumer client segment. Currently, BU Latin America has approximately 31,000 fte’s. The Brazilian operations are BU Latin America’s largest in the region by a substantial margin.

Selected information

The table sets out selected information relating to BU Latin America for the years ended 31 December 2007, 2006 and 2005.

(in millions of euros)	2007	2006	2005

Net interest income	3,756	3,006	2,282
Net fee and commission income	560	538	419
Net trading income	157	231	68
Results from financial transactions	415	33	24
Share of result in equity accounted investments	48	55	37
Other operating income	90	49	369
Operating income	5,026	3,912	3,199
Operating expenses	2,829	2,333	1,937
Operating result	2,197	1,579	1,262
Loan impairment and other credit risk provisions	964	720	348
Operating profit before tax	1,233	859	914
Income tax expense	425	158	278
Net operating profit	808	701	636
Profit from discontinued operations net of tax	–	–	–
Profit for the year	808	701	636

Total assets	52,659	39,404	31,951
Risk-weighted assets	34,635	24,242	22,689
Full-time equivalent staff	31,015	28,205	26,501
Number of branches and offices	2,209	2,151	2,153
Efficiency ratio (in %)	56.3%	59.6%	60.6%

Results of operations for the years ended 31 December 2007 and 2006

Profit for the year 2007 increased by EUR 107 million, or 15.3%, to EUR 808 million. This is mainly the result of an increase in operating income of EUR 1,114 million, partly offset by an increase of EUR 496 million in operating expenses, an increase of EUR 244 million in loan impairment and other credit risk provisions and an increase of EUR 267 million in income tax expense. The Brazilian Real appreciated by 3.2% on average compared with the Euro in 2007 (comparing the average rate in 2007 with the average rate in 2006).

Operating income

Operating income increased by EUR 1,114 million, or 28.5%, driven by the continued strong growth of the Brazil loan portfolio, gains in the local investment portfolio, as well as gains on the sale of stakes in Brazilian credit analysis provider Serasa, Brazilian stock exchange Bovespa, and Brazilian futures exchange Bolsa de Mercados & Futuros.

At constant foreign exchange rates, the Brazilian retail banking business grew operating income by 24%, fuelled by a 31% increase in the retail loan portfolio at interest spreads that on balance declined mainly due to the fact that growth in the SME portfolio was higher than in the higher-margin households portfolio.

Total operating income of the Aymoré consumer finance activities increased by 18% at constant foreign exchange rates on the back of continued strong loan growth that was partly offset by a decline in net interest margins. Commercial banking realised an increase in operating income of 49% at constant foreign exchange rates, mainly on the back of accelerated loan growth and investment banking activities.

Operating expenses

Operating expenses increased by EUR 496 million, or 21.3%, to EUR 2,829 million, reflecting the impact of a new collective labour agreement that came into effect in September 2007, higher bonus accruals, strong growth in business activities, and investments in the expansion of the distribution infrastructure in Brazil, with Banco Real opening 47 new branches, 13 mini-branches and 735 new ATMs during 2007.

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provisions increased by EUR 244 million, or 33.9%, reflecting continued strong loan growth.

Income tax expense

Income tax expense increased by EUR 267 million to EUR 425 million, as 2006 tax credits did not recur.

Results of operations for the years ended 31 December 2006 and 2005

Profit for the year 2006 increased by EUR 66 million, or 10.4%, to EUR 701 million. This was mainly the result of an increase of EUR 714 million in operating income, an increase of EUR 396 million in operating expenses and an increase of EUR 372 million in loan impairment and other credit risk provisions. The Brazilian real appreciated by 8.3% on average compared with the Euro in 2006 (comparing the average rate in 2006 with the average rate in 2005).

Operating income

Operating income increased by EUR 714 million, or 22.3%, to EUR 3,912 million, mainly due to the continued strong growth of the Brazil credit portfolio and a further improvement in non-interest income, partly offset by the inclusion in 2005 of the book profit on the sale of Real Seguros (EUR 229 million in other operating income).

At constant foreign exchange rates, the Brazilian retail banking business grew by 19.7%, fuelled by a 31.8% increase in the retail loan portfolio at slightly lower net interest margins.

For the Aymoré consumer finance activities, operating income was up by 34.4% due to strong loan growth. Average balances grew by 32.1%. Commercial banking, which contributed 6.2% to the operating income from Brazil, increased its operating income by 18.8% on the back of loan growth, higher client-related trading income and increased net fee and commission income.

Operating expenses

Operating expenses increased by EUR 396 million, or 20.4%, to EUR 2,333 million, mainly due to higher investments related to Group Services IT outsourcing projects, the impact of the successive new collective labour agreements (collective labour agreements that came into effect in September 2005 and September 2006) and an increase in performance-related bonuses. The operating expense growth should also be seen in the context of an 8% increase in the number of customers in Brazil to 13.1 million at year-end 2006, as well as further expansion in the network of sales outlets.

Loan impairment and other credit risk provisions

Loan impairments and other credit risk provisions increased by EUR 372 million, or 106.9%, to EUR 720 million, reflecting an increase in delinquencies in Brazil, mainly in the first half of the year 2006, as a result of the strong increase in credit availability in Brazil that started in 2005 and the high growth in the loan portfolio.

Income tax expense

The overall effective tax rate for the year 2006 declined by 12.0 percentage points to 18.4% as a result of tax credits related to the acquisition of Banca Intesa’s minority holding in Banco ABN AMRO Real.

BU Asia

ABN AMRO has been operating for well over 100 years in several Asian countries including Indonesia, China, Singapore and Japan. BU Asia now covers 16 countries and territories, operating through branches and offices. BU Asia’s client base includes commercial as well as consumer and private banking clients. It employs approximately 20,000 fte’s, including support functions serving all BUs operating in the region.

Selected information

The table sets out selected information pertaining to BU Asia for the years ended 31 December 2007, 2006 and 2005.

(in millions of euros)	2007	2006	2005

Net interest income	831	612	647
Net fee and commission income	1,083	797	530
Net trading income	389	358	214
Results from financial transactions	48	(7)	78
Share of result in equity accounted investments	66	62	73
Other operating income	11	47	44
Operating income	2,428	1,869	1,586
Operating expenses	1,803	1,419	1,129
Operating result	625	450	457
Loan impairment and other credit risk provisions	228	213	35
Operating profit before tax	397	237	422
Income tax expense	121	107	102
Net operating profit	276	130	320
Profit from discontinued operations net of tax	–	–	–
Profit for the year	276	130	320

Total assets	76,278	69,800	64,482
Risk-weighted assets	17,556	16,552	16,358
Full-time equivalent staff	19,834	14,141	11,827
Number of branches and offices	213	114	144
Efficiency ratio (in %)	74.3%	75.9%	71.2%

Results of operations for the years ended 31 December 2007 and 2006

Profit for the year increased by EUR 146 million, or 112.3%, to EUR 276 million. This reflects an increase of EUR 559 million in operating income, an increase of EUR 384 million in operating expenses and an increase of EUR 15 million in loan impairment and other credit risk provisions.

Operating income

Operating income increased by EUR 559 million, or 29.9%, to EUR 2,428 million, driven by strong growth in consumer banking and higher operating income in the commercial segment.

Client growth in the consumer banking segment was mainly driven by the Van Gogh Preferred Banking business a relationship banking approach to mass affluent clients serviced through a dedicated point of contact. The number of clients in Asia increased by 12.3% to 3.7 million and the number of credit cards in Asia increased by 18.1% to 3.3 million. In addition, commercial client revenues increased as a result of higher Merger & Acquisition advisory fees, clients transactions executed and higher Global Markets revenues.

-
Net fee and commission income increased by EUR 286 million, mainly due to growth in Mergers & Acquisition advisory fees, execution of Equity Capital Markets transactions, and higher transaction banking revenues.

-	Net trading income increased by EUR 31 million to EUR 389 million, mainly as a result of Global Markets activities.

Operating expenses

Operating expenses increased by EUR 384 million, or 27.1% to EUR 1,803 million, due to higher staff costs and bonus accruals as a result of increased revenues, continued investments in the expansion of the branch network and the consolidation of Prime Bank and Taitung Business Bank. Since the end of 2006, 16 branches across China, India, Indonesia, Hong Kong and Malaysia have been opened, bringing the total number of branches in Asia to 186, including 91 branches from recent acquisitions. In 2007, operating expenses included a restructuring release of EUR 2 million, compared with a restructuring charge of EUR 14 million booked in 2006.

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provisions increased by EUR 15 million to EUR 228 million, reflecting strong growth in the consumer finance businesses, particularly in India and Indonesia. The provisioning level in Taiwan was significantly lower than in the previous year.

Results of operations for the years ended 31 December 2006 and 2005

Profit for the year decreased by EUR 190 million, or 59.4%, to EUR 130 million. This reflected an increase of EUR 283 million in operating income, an increase of EUR 290 million in operating expenses and an increase of EUR 178 million in loan impairment and other credit risk provisions.

Operating income

Operating income increased by EUR 283 million, or 17.8%, to EUR 1,869 million, mainly driven by strong client growth in consumer banking and higher operating income in the commercial segment.

Client growth in the consumer banking segment was mainly driven by the Van Gogh Preferred Banking business, a relationship banking approach to mass affluent clients serviced through a dedicated point of contact. The number of clients in Asia increased by 18% to 3.3 million and the number of credit cards in Asia increased by 19% to 2.8 million. The strongest-performing regions from a consumer banking perspective were India, China,

Hong Kong and Taiwan, United Arab Emirates and Indonesia. The higher operating income in the commercial business segment was mainly driven by growth in Hong Kong, United Arab Emirates, Pakistan and China. Australia grew by 59%, driven by strong growth in its infrastructure capital business.

-
Net fee and commission income increased by EUR 267 million, or 50.4%, mainly due to payment services following the growth in the credit card business, as a result of large infrastructure and capital deals in Australia and due to higher Global Client results.

-	Net trading income increased by EUR 144 million to EUR 358 million, mainly as a result of higher equity finance income in Hong Kong and Taiwan.
-	Results from financial transactions decreased by EUR 85 million, or 109.0%, mainly due to lower Global Client results.

Operating expenses

Operating expenses increased by EUR 290 million, or 25.7%, to EUR 1,419 million, which was mainly fuelled by staff hirings (from 11,827 full-time equivalents in 2005 to 14,141 full-time equivalents in 2006), continued investments in the expansion of the branch network in support of ABN AMRO’s Van Gogh Preferred Banking growth ambitions, continued growth in the consumer and credit card business and EUR 14 million restructuring charges for Global Markets, Risk and Services.

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provisions increased by EUR 178 million to EUR 213 million, mainly reflecting higher provisions for the credit card receivables in Taiwan.

BU Private Clients

BU Private Clients offers private banking services to wealthy individuals and institutions with EUR 1 million or more in net investable assets. With Assets under Administration of EUR 140 billion in 2007, BU Private Clients is one of the top five private banks in Europe. BU Private Clients has more than 3,000 fte’s and operates in 16 countries.

BU Private Clients’ products are based on an open architecture model, enabling the BU to offer its clients the best available products regardless of the actual provider.

As of 1 January 2007, the International Diamond & Jewelry Group and Asset Management France are included in Group Functions and BU Asset Management respectively (both were previously included in BU Private Clients) to align with the way the business is managed. In the fourth quarter of 2007, BU Private Clients completed the sale of the UK Private banking unit to SG Hambros and the sale of Vermogensgroep back to its former shareholders.

Selected information

The table sets out selected information relating to BU Private Clients for the years ended 31 December 2007, 2006 and 2005.

(in millions of euros)	2007	2006	2005

Net interest income	461	495	480
Net fee and commission income	677	610	527
Net trading income	75	57	38
Results from financial transactions	6	4	11
Share of result in equity accounted investments	–	2	1
Other operating income	168	75	100
Operating income	1,387	1,243	1,157
Operating expenses	915	883	850
Operating result	472	360	307
Loan impairment and other credit risk provisions	–	6	6
Operating profit before tax	472	354	301
Income tax expense	116	103	66
Profit for the year	356	251	235

Total assets	19,623	18,550	16,593
Risk-weighted assets	8,075	7,671	7,339
Assets under Administration (in billions of EUR)	140	142	131
Full-time equivalent staff	3,064	3,212	3,942
Number of branches and offices	95	96	85
Efficiency ratio (in %)	66.0%	71.0%	73.5%

Results of operations for the years ended 31 December 2007 and 2006

Profit for the year increased by EUR 105 million, or 41.8%, to EUR 356 million. This reflected an increase in operating income of EUR 144 million, an increase in operating expenses of EUR 32 million and an increase in income tax expense of EUR 13 million. The 2007 results included the gain on the sale of its Latin American Private Banking operations in Miami and Montevideo, including the Latin American portfolios in Switzerland and Luxembourg (EUR 72 million net).

Operating income

Operating income increased by EUR 144 million, or 11.6%, to EUR 1,387 million primarily driven by increases in the Netherlands and Asia, as well as the gain on the sale of the Latin American Private Banking operations in Miami and Uruguay, including the Latin American portfolios in Switzerland and Luxembourg (EUR 77 million).

-
Net interest income decreased by EUR 34 million, or 6.9%, mainly due to strong pressure on margins resulting from the flat yield curve over 2007. This specifically impacted margins on savings accounts.

-
Non-interest income increased by 14.3% or EUR 178 million mainly driven by higher net fee and commission income, reflecting higher volumes in non-interest related products such as stocks, investment funds and structured products. Assets under Administration decreased by EUR 5.7 billion to EUR 140.4 billion, reflecting the sale of the Miami, Uruguay, Vermogensgroep and UK Private Banking operations. Financial market conditions, especially in the fourth quarter of 2007, resulted in portfolio value reduction which was offset by a net inflow of new money in 2007.

-
Other operating income in 2007 included the gain on the sale of the Latin American Private Banking operations in Miami and Uruguay, including the Latin American portfolios in Switzerland and Luxembourg (EUR 77 million).

Operating expenses

Operating expenses increased by EUR 32 million, or 3.6%, to EUR 915 million, reflecting better cost management across all regions.

Results of operations for the years ended 31 December 2006 and 2005

Profit for the year increased by EUR 16 million, or 6.8%, to EUR 251 million. This reflected an increase in operating income of EUR 86 million, an increase in operating expenses of EUR 33 million and an increase in income tax expense of EUR 37 million.

Operating income

Operating income increased by EUR 86 million, or 7.4%, to EUR 1,243 million driven by increases across all regions (especially the Netherlands, France and Germany) and the successful integration of Bank Corluy into Private Clients Belgium.

-	Net interest income grew by EUR 15 million, or 3.1%, on the back of higher volumes of client deposits.
-
The increase in non-interest income was driven by net fee and commission income, which grew by EUR 83 million, or 15.7%, reflecting the client appetite for equity products and Private Investor Products. Assets under Administration increased by EUR 11 billion to EUR 142 billion, reflect an increase in net new assets and higher net asset values due to an improved performance by the financial markets and the inclusion of Vermogensgroep in 2006. The asset mix remained relatively stable with 69% in securities and 31% in cash.

-	Other operating income in 2005 included the gain on the sale of Nachenius, Tjeenk & Co during 2005 (EUR 38 million).

Operating expenses

Operating expenses increased by EUR 33 million, or 3.9%, to EUR 883 million as a consequence of the merger of Banque Neuflize and Banque OBC in France, higher value-added tax in France following a change in legislation, higher expenses in Asia and Latin America to fund future growth and higher compliance costs. The 2005 results included EUR 45 million restructuring charges related to the merger of Banque Neuflize and OBC in France.

BU Asset Management

BU Asset Management is ABN AMRO’s global asset management business, managing approximately EUR 199 billion in specialist mandates and mutual funds. BU Asset Management has more than 1,800 fte’s and operates in 26 countries worldwide, offering investment products in all major regions and asset classes. Its products are distributed directly to institutional clients such as central banks, pension funds, insurance companies and leading charities. Funds for private investors are distributed through ABN AMRO’s consumer and private banking arms, as well as via third-party distributors such as insurance companies and other banks. The business from institutional clients represents just over half of the assets managed by BU Asset Management. Consumer and third-party clients account for a further 30%, and the remainder is in discretionary portfolios managed for BU Private Clients.

Selected information

The table sets out selected information relating to BU Asset Management for the years ended 31 December 2007, 2006 and 2005.

As from December 2007 the results of BU Asset Management are classified under discontinued operations due the transfer of ABN AMRO Asset Management to Fortis, which is expected to be effective in the second quarter of 2008.

(in millions of euros)	2007	2006	2005

Profit from discontinued operations net of tax	186	254	189
Profit for the year	186	254	189

Total assets	1,419	1,402	1,199
Risk-weighted assets	876	870	823
Assets under Management (in billions of EUR)	199	193	176
Full-time equivalent staff	1,874	1,630	1,722
Number of branches and offices	24	22	33

As of 1 January 2007, Asset Management France has been transferred from BU Private Clients to BU Asset Management. The comparative segment figures for 2006 and 2005 have been restated.

Profit from discontinued operations net of tax for the years ended 31 December 2007 and 2006

Profit from discontinued operations net of tax decreased by EUR 68 million, or 26.8%, to EUR 186 million. This was mainly the result of an increase in operating income (EUR 86 million), an increase in operating expenses (EUR 123 million) and an increase in income tax expense (EUR 31 million).

The 2006 results included the gain on the sale of the Asset Management operations in Curacao (EUR 28 million), the gain on the sale of the domestic asset management operations in Taiwan (EUR 38 million) and the gain on the sale of the US mutual fund business (EUR 17 million). There were no divestments in 2007.

Operating expenses increased by EUR 123 million, mainly due to EUR 50 million transition and integration costs as well as higher bonus costs following improved performance.

The overall effective tax rate for the year increased from 22.3% in 2006 to 35.9% in 2007, mainly due to an impairment of a deferred tax asset (DTA) taken in 2007. The income tax rate was also influenced in 2006 by the tax-exempt gain on the sale of the asset management operations in Curacao, Taiwan and the United States.

Profit from discontinued operations net of tax for the years ended 31 December 2006 and 2005

Profit from discontinued operations net of tax increased by EUR 65 million, or 34.4%, to EUR 254 million. This was mainly the result of an increase in operating income (EUR 123 million), an increase in operating expenses (EUR 32 million) and an increase in income tax expense (EUR 26 million).

Operating income increased by EUR 123 million, reflecting the higher Assets under Management levels, the higher fee levels on existing products, a further shift in the asset mix towards more profitable products and the impact of divestments. The 2006 results included the gain on the sale of the Asset Management operations in Curacao (EUR 28 million), the gain on the sale of the domestic asset management operations in Taiwan (EUR 38 million) and the gain on the sale of the US mutual fund business (EUR 17 million). The 2005 results included the sale of operations in Kazakhstan (EUR 13 million).

Operating expenses increased by EUR 32 million. Lower expenses due to the sale of the trust business were more than offset by higher bonus accruals and the inclusion of International Asset Management Limited.

The overall effective tax rate for the year increased mainly due to lower levels of tax-exempt seed capital gains. The income tax expense was also influenced in 2006 by the tax-exempt gain on the sale of the asset management operations in Curacao, Taiwan and the United States. The income tax expense in 2005 was influenced by the inclusion of the tax-exempt gain on the sale of the trust business.

Group Functions

Group Functions delivers value-added support across the Group in areas from Risk to Finance and from Human Resources to Sustainability, while balancing global control with local flexibility and expertise. Group Functions includes the operating results of Group Services, Private Equity and International Diamonds & Jewelry Group (ID&JG) and the proprietary trading and futures results from Global Markets.

Group Functions including Private Equity and Services has approximately 3,000 employees.

Private Equity

The business model of ABN AMRO’s Private Equity unit – branded as ABN AMRO Capital – involves providing capital and expertise to non-listed companies in a variety of sectors. By obtaining, in most cases, a majority stake, Private Equity has the ability to influence the company’s growth strategy and increase its profitability. It then aims to sell its shareholding at a profit after a number of years. Private Equity specialises in European mid-market buyouts, but also manages a portfolio of investments in Australian buyouts, non-controlling and controlling shareholdings in small to medium-sized Dutch companies (‘participaties’), and dedicated media and telecom sector investments. It operates from seven offices across Europe and Australia and has 43 employees. Due to the change in management control, the portfolio of investments managed by the independent management company will no longer be consolidated, but instead will be carried at fair value with value changes directly impacting the profit and loss account. The results from Private Equity are consolidated into Group Functions. The comparative segment figures for 2006 and 2005 have been restated.

Services

ABN AMRO’s Services organisation is responsible for delivering internal support services across ABN AMRO’s global, regional and product BUs worldwide. Its core areas are IT, Operations, and Corporate Services. The Services organisation was created in 2006, bringing together all services units within ABN AMRO and building on the experience of the Group Shared Services (GSS) programme, which was initiated in 2004. It currently has approximately 1,000 employees.

Selected information

The table sets out selected information pertaining to Group Functions, for the years ended 31 December 2007, 2006 and 2005.

(in millions of euros)	IFRS			Consolidation effect (1)			Excluding consolidation effect
							(non-GAAP measure)
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Net interest income/(expense)	(820)	(484)	(283)	(220)	(342)	(208)	(600)	(142)	(75)
Net fee and commission income	230	109	126	–	–	–	230	109	126
Net trading income/(loss)	(95)	109	52	3	(3)	2	(98)	112	50
Results from financial transactions	882	620	973	46	15	(11)	836	605	984
Share of results in equity accounted investments	93	71	118	1	–	–	92	71	118
Other operating income	688	462	17	–	–	(6)	688	462	23
Income of consolidated private equity holdings	3,836	5,313	3,509	3,836	5,313	3,509	–	–	–
Operating income	4,814	6,200	4,512	3,666	4,983	3,286	1,148	1,217	1,226
Operating expenses	5,120	5,490	3,486	3,634	4,939	3,262	1,486	551	224
Operating result	(306)	710	1,026	32	44	24	(338)	666	1,002
Loan impairment and other credit risk provisions	(2)	142	140	–	–	–	(2)	142	140
Operating profit/(loss) before tax	(304)	568	886	32	44	24	(336)	524	862
Income tax expense/(benefit)	(510)	(149)	22	32	44	24	(542)	(193)	(2)
Net operating profit	206	717	864	–	–	–	206	717	864
Profit from discontinued operations net of tax	(27)	(85)	(64)	–	–	–	(27)	(85)	(64)
Profit for the year	179	632	800	–	–	–	179	632	800

Total assets	72,535	77,849	93,162	1,698	4,537	3,477	70,837	73,312	89,685
Risk-weighted assets	(4,751)	2,284	11,829	–	–	–	(4,751)	2,284	11,829
Full-time equivalent staff	16,248	35,384	31,717	13,168	30,881	27,775	3,080	4,503	3,942
Number of branches and offices	4	7	9	–	–	–	4	7	9
Efficiency ratio (in %)	106.4%	88.5%	77.3%	99.1%	99.1%	99.3%	129.4%	45.3%	18.3%

(1)	This is the impact per line item of the private equity investments which are required to be consolidated under IFRS. See the accounting policies section of the financial statements.

Private Equity made new investments totalling EUR 503 million in new investments in 2007. A total of EUR 1,227 million in proceeds was realised from divestments. As a result of investments, divestments and unrealised fair market value changes, currency and other effects, the value of the total portfolio under management by Private Equity decreased from EUR 2,309 million in 2006 to EUR 2,035 million in 2007.

The fair value of the unquoted buy-out portfolio at year-end 2006 amounted to EUR 1,729 million. The fair market value of the unquoted corporate investment portfolio amounted to EUR 533 million. The fair market value of the quoted portfolio was EUR 47 million.

Results of operations for the years ended 31 December 2007 and 2006

Profit for the year decreased by EUR 453 million, or 71.7%, to EUR 179 million. This was the result of a decrease in operating income of EUR 1,386 million (non-GAAP: minus EUR 69 million), a decrease in operating expenses of EUR 370 million (non-GAAP: plus EUR 935 million) and an increase in tax benefit of EUR 361 million (non-GAAP: plus EUR 349 million).

Operating income

Operating income decreased by EUR 1,386 million, or 22.4%, to EUR 4,814 million. Non-GAAP: EUR 1,148 million, mainly due to lower proprietary trading results of the Global Markets activities reported in Group Functions and higher funding costs. This was partly offset by gains on the credit default swap portfolio that benefited due to the general widening of the credit spreads that occurred throughout the year (EUR 116 million), a gain on own credit risk (EUR 115 million), both recorded in result from financial transactions, and the gain on the sale of Capitalia whose shares were settled for Unicredit shares (EUR 624 million), recorded in other income.

-	Net interest income decreased by EUR 336 million (non-GAAP: minus EUR 458 million), mainly due to higher funding costs as a result of higher interest rates and credit spreads.
-	Net trading income decreased by EUR 204 million (non-GAAP: minus EUR 210 million) to a negative EUR 95 million (non-GAAP: minus EUR 98 million), mainly due to lower proprietary trading results.
-
Other operating income increased by EUR 226 million to EUR 688 million due to a revaluation gain on ABN AMRO’s stake in Capitalia (EUR 624 million) and due to the inclusion in 2006 of the gain on sale of the Futures business (EUR 229 million) and the gain on sale of Kereskedelmi és Hitelbank Rt. (EUR 208 million).

Operating expenses

Operating expenses decreased by EUR 370 million (non-GAAP: increase of EUR 935 million). Operating expenses in 2007 included a provision for the U.S. Department of Justice investigation (EUR 365 million), transaction- related advisory fees (EUR 211 million), the break-up fee paid to Barclays (EUR 200 million), costs of accelerated vesting of share-based payments (EUR 117 million) and transition and integration costs (EUR 95 million). The results in 2006 included a EUR 5 million restructuring charge, whereas 2007 included a restructuring release of EUR 14 million.

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provisions decreased by EUR 144 million to a release of EUR 2 million. The 2006 results included a provision for the Futures business (EUR 72 million) and a loan impairment for the International Diamonds & Jewelry Group.

Income tax expense

Income tax expense declined by EUR 361 million (non-GAAP measure EUR 349 million) to a benefit of EUR 510 million (non-GAAP: EUR 542 million), mainly due to higher tax-exempt gains on disposals as well as a tax release.

Results of operations for the years ended 31 December 2006 and 2005

Profit for the year decreased by EUR 168 million, or 21.0%, to EUR 632 million. This was mainly the result of an increase of EUR 1,688 million in operating income, an increase of EUR 2,004 million in operating expenses, and a decrease of EUR 171 million in income tax expense.

Operating income

Operating income increased by EUR 1,688 million, or 37.4% to EUR 6,200 million, mainly due to higher income from consolidated private equity investments and higher unrealised fair market value returns from unconsolidated investments partially offset by increased interest expenses. Excluding the consolidation effect (non-GAAP measure) operating income decreased by EUR 9 million to EUR 1,217 million, mainly due to lower asset and liability management results and a lower contribution from ABN AMRO’s share of result in equity accounted investments, partly offset by the gain on sale of Kereskedelmi és Hitelbank Rt. (EUR 208 million), the gain on sale of the Futures business (EUR 229 million), a provision for balance-sheet adjustments in 2005 (minus EUR 86 million in 2005) and higher operating income in Private Equity.

The lower asset and liability management income was due to higher funding costs as a result of higher Euro and US dollar interest rates, lower returns on the investment portfolio as a result of the flattening yield curve, and marked-to-market losses on capital and risk hedging (credit default swap portfolio) as a result of the tightening in credit spreads. The loss on capital and risk hedging (credit default swap portfolio) of EUR 261 million in 2006 will be recovered over time as the underlying asset mature.

-
Net interest income decreased by EUR 201 million, due to higher interest expenses from consolidated private equity investments. Excluding the consolidation effect (non-GAAP measure), net interest income decreased by EUR 67 million and includes the funding costs from preferred shares.

-
Results from financial transactions decreased by EUR 353 million to EUR 620 million. Excluding the consolidation effect (non-GAAP measure), results from financial transactions decreased by EUR 379 million, mainly due to lower results on sale of bonds and credit default swaps.

-
Share of result in equity accounted investments decreased by EUR 47 million, due to the absence of the contribution of ABN AMRO’s stake in Antonveneta, which was consolidated as from 2006, and Kereskedelmi és Hitelbank Rt., which was sold in 2006, partly offset by a higher contribution from ABN AMRO’s stake in Capitalia.

-
Other operating income increased by EUR 445 million to EUR 462 million. Excluding the consolidation effect (non-GAAP measure), other operating income increased by EUR 439 million, mainly due to the inclusion of the gain on sale of Kereskedelmi és Hitelbank Rt. (EUR 208 million) and the gain on sale of the Futures business (EUR 229 million).

Operating expenses

Operating expenses increased by EUR 2,004 million, or 57.5%, to EUR 5,490 million, mainly due to higher expenses from consolidated private equity investments. Excluding the consolidation effect (non-GAAP measure) operating expenses increased EUR 327 million to EUR 551 million. The results in 2006 included EUR 5 million restructuring charge, higher costs for compliance with the Sarbanes-Oxley Act, Basel II and other regulations. The results in 2005 included a release of the post-retirement healthcare benefit provision (EUR 392 million), a provision for compensating holidays not taken by staff (EUR 56 million) and the costs of the United States regulatory fine (EUR 67 million).

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provisions increased by EUR 2 million to EUR 142 million, mainly due to higher provisions in the International Diamond & Jewelry Group, partly offset by lower provisions in Private Equity. The 2006 results included a provision for the Futures provisions (EUR 72 million) and the 2005 results included mainly provisions related to incurred-but-not-identified loan losses, which as from 2006 were allocated to the respective BUs.

Income tax expense

Income tax expense decreased by EUR 171 million to minus EUR 149 million. Excluding the consolidation effect (non-GAAP measure) income tax expense decreased by EUR 191 million to minus EUR 193 million, mainly due to substantial tax credits in the Netherlands and some other countries, the impact on deferred taxes of the change in the Netherlands tax rate and the impact of the tax-exempt gain on the sale of Kereskedelmi és Hitelbank Rt. (EUR 208 million). The results in 2005 included a tax release of EUR 100 million and the impact of a tax-exempt United States regulatory fine (EUR 67 million).

Profit from discontinued operations net of tax

Profit from discontinued operations net of tax decreased EUR 21 million to minus EUR 85 million, due to certain operating income and operating expenses, largely stranded costs, related to the sale of LaSalle.

RISK AND CAPITAL MANAGEMENT

Supervision and Regulation

Regulation in the Netherlands

General

Holding and its subsidiaries, on a worldwide basis, are regulated in the Netherlands by the Dutch Central Bank and the Netherlands Authority for the Financial Markets, or “AFM”.

ABN AMRO’s regulatory system in the Netherlands is a comprehensive system based on the provisions of the new Financial Supervision Act which came into effect on 1 January 2007. The Financial Supervision Act has replaced, among others, the Act on the Supervision of the Credit System 1992 without affecting the existing supervisory system. The Financial Supervision Act sets out rules regarding prudential supervision (by the Dutch Central Bank) and supervision of conduct (by the AFM). Prudential supervision focuses on the solidity of financial undertakings and contributes to the stability of the financial sector. Supervision of conduct focuses on orderly and transparent financial market processes, clear relations between market parties and due care in the treatment of clients (including supervision of the securities and investment businesses).

The Bank is a “universal bank” under the terms of the Financial Supervision Act because it is engaged in the banking business as well as the securities business. Some of the provisions of the Financial Supervision Act may restrict the Bank’s ability to make capital contributions or loans to its subsidiaries and to make dividends and distributions to Holding.

Supervision of credit institutions

In general, under the Financial Supervision Act, credit institutions are supervised by the Dutch Central Bank. No enterprise or institution established in the Netherlands may pursue the business of a credit institution unless it has obtained prior authorisation from the Dutch Central Bank. Its supervisory activities under the Financial Supervision Act focus on supervision of solvency, liquidity and administrative organisation, including internal control and risk management. If, in the opinion of the Dutch Central Bank, a credit institution fails to comply with the rules and regulations concerning solvency, liquidity or administrative organisation, the Dutch Central Bank will so notify the credit institution, and it may instruct the credit institution to behave in a certain manner. If the credit institution does not respond to any such instructions to the satisfaction of the Dutch Central Bank, the Dutch Central Bank may exercise additional supervisory measures, which may include the imposition of fines. The Financial Supervision Act provides that each supervised credit institution must submit periodic reports to the Dutch Central Bank. In accordance with this requirement the Bank files monthly reports with the Dutch Central Bank. At least one monthly report for each given year must be certified by an external auditor. The report to be certified is selected by an external auditor at his or her discretion.

Solvency supervision

The solvency rules require that ABN AMRO maintains a minimum level of total capital to support the risk-weighted total value of balance sheet assets and off-balance sheet items, the latter of which includes guarantees, documentary credits, certain interest and currency-related contracts, unused portions of committed credit facilities with an original maturity of over one year, note issuance facilities and revolving underwriting facilities, as well as the market risk for financial instruments in the trading book. This minimum level of total capital is the Capital Adequacy Ratio. The risk-weighting considers the debtor’s risk, which depends on the debtor’s classification, whether or not security is provided, and the country of origin of the debtor. The legally required minimum Capital Adequacy Ratio is currently 8% but in practice a minimum ratio of 10.5% is agreed with the Dutch Central Bank. The solvency rules are applied to the worldwide assets of Dutch credit institutions.

For ABN AMRO total capital consists of core capital (also referred to as Tier 1 capital) and secondary capital (also referred to as Tier 2 capital). ABN AMRO also is permitted to maintain an additional form of regulatory capital, Tier 3 capital, to support the market risks of financial instruments in ABN AMRO’s trading book and foreign exchange risk of all business activities. Tier 1 capital consists of those parts of shareholders’ equity and minority interests that qualify as Tier 1 capital and subordinated liabilities that qualify as Tier 1 capital. Secondary or Tier 2 capital is divided into upper Tier 2 capital and lower Tier 2 capital. Upper Tier 2 capital consists of revaluation reserves and perpetual subordinated liabilities; lower Tier 2 capital consists mainly of long-term subordinated liabilities. Tier 3 capital consists of subordinated liabilities that have a minimum original maturity of at least two years, are not subject to redemption prior to maturity without the prior written consent of the Dutch Central Bank (other than in the event of a winding-up of the Bank) and are subject to a provision which provides that neither interest nor principal may be paid if, prior to or as a result of such payment, ABN AMRO’s Capital Adequacy Ratio would be less than the required minimum.

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

The implementation process of Basel II into Dutch legislation (Financial Supervision Act) and regulations was completed on 22 December 2006 when the Dutch Central Bank published its Supervisory rules.

ABN AMRO has implemented a combination of advanced and standarised approaches for Credit, Market and Operational risk as allowed under the regulatory framework, and is using these in the management of its business. ABN AMRO is in discussion with the Dutch Central Bank on transitional arrangement for it’s businesses.

At the heart of Basel II is a series of best practice risk and capital management techniques that are the embodiment of ABN AMRO’s existing approach to risk and capital management.

Exposure supervision

The Dutch Central Bank has issued specific rules with respect to large exposures to a single borrower or group of interconnected borrowers or in relation to certain other businesses that involve a concentration of risk. Large exposures generally include all assets and off-balance sheet items of a credit institution with respect to a single borrower or a group of connected borrowers which exceed 10% of a credit institution’s total capital. Large exposures must be reported once every quarter to the Dutch Central Bank. There is a limit of 25% of total capital for a single large exposure as part of the banking book. Trading book positions may exceed this limit subject to additional solvency requirements. The aggregate amount of all large exposures of a credit institution may not exceed 800% of its total capital. In 2007, there were no exposures exceeding these thresholds.

In addition, under the Solvency rules, certain other exposures are limited as a percentage of total capital as follows: exposures to the Dutch central government, the Dutch local government and other central governments of the so-called “Zone A” countries1, which include the Organisation for Economic Cooperation and Development countries, have no limit; exposures to local governments of Organisation for Economic Co-operation and Development countries are weighted at 50%; exposures to banks with a remaining maturity of up to or less than one year or more than one year are weighted at 20% and 50%, respectively; and exposures to others are weighted at 100%. Equity participations in insurance companies are exempt up to a level of 40% of total capital of the credit institution.

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

Liquidity supervision

ABN AMRO submits reports on its liquidity position on a monthly basis to the Dutch Central Bank, based on its liquidity supervision directive. The liquidity directive seeks to ensure that banks are in a position to cope with an acute short-term liquidity shortage under the assumption that banks would remain solvent. ABN AMRO is required to report the Group’s liquidity position at consolidated level. In principle, the Dutch Central Bank liquidity directive covers all direct domestic and foreign establishments (subsidiaries/branches), including majority participations. Liquidity effects from off-balance sheet items, such as derivatives and irrevocable commitments, are measured in the liquidity reporting.

The directive places great emphasis on the short term in testing the liquidity position over a period of up to one month with a separate test of the liquidity position in the first week. For observation purposes, several additional maturity bands are included in the liquidity report (one to three months, three to six months, six months to one year and beyond one year).

The available liquidity must always exceed required liquidity. Available liquidity and required liquidity are calculated by applying weighting factors to the relevant on- and off-balance sheet items.

The liquidity test includes all currencies. Compliance reports concerning liquidity requirements of foreign subsidiaries are submitted to appropriate foreign regulatory authorities as required. At consolidated level and in every country in which ABN AMRO operates, the Group adheres to the liquidity standards imposed by the applicable regulatory authorities.

1 The Member States of the European Community and all other countries which are full members of the Organisation for Economic Cooperation and Development and the countries which have concluded special borrowing arrangements with the International Monetary Fund associated with the International Monetary Fund’s General Arrangements to Borrow are considered “Zone A” countries. However, a country in the process of rescheduling its official external debt is excluded from this group for a period of five years. The “Zone A” countries currently comprise: Australia, Austria, Belgium, Bulgaria, Canada, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Japan, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Mexico, Monaco, the Netherlands, New Zealand, Norway, Poland, Portugal, Puerto Rico, Romania, Saudi Arabia, Slovakia, Slovenia, South Korea, Spain, Sweden, Switzerland, Turkey, the United States and the United Kingdom.

The following states/regions are also regarded as “Zone A” countries: American Samoa, Channel Islands and Guernsey, Faeroer, Gibraltar, Greenland, Isle of Man, Jersey, Spitsbergen and Vatican City.

Structural supervision

Pursuant to the Financial Supervision Act ABN AMRO is prohibited to hold, acquire or increase a qualifying holding or exercise any control relating to a qualifying holding in among others, a bank in the Netherlands, except after obtaining a declaration of no-objection (DNO) from the Dutch Central Bank (or in certain specified cases from the Dutch Minister of Finance). Qualifying holding means a participation of at least 10% in the issued share capital of the related voting rights or similar influence. The DNO would be issued unless, among other things, the qualifying holding in the Bank concerned would lead to an influence which might jeopardize sound and prudent operations or the qualifying holding could or would lead to an undesirable development of the financial sector. Likewise a DNO is required for a bank in the Netherlands:

(i)	to reduce its own funds by repayment of capital or distribution of reserves;
(ii)	to acquire or increase a qualifying holding in a financial undertaking if the total assets of the financial undertaking would exceed 1% of its consolidated balance sheet total;
(iii)	to acquire or increase a qualifying holding in a non-financial institution, if the consideration for the qualifying holdings exceeds 1% of its consolidated equity;
(iv)	to acquire assets and assets from a third party, if the total amount of these assets or liabilities exceeds 1% of its consolidated balance sheet total;
(v)	to merge with another company or institution, if the total capital of this company or institution would exceed 1% of its consolidated balance sheet total, or
(vi)	to execute a financial or corporate reorganisation.

In these situations a DNO is issued to a bank, unless granting the DNO would or could lead to non-compliance by the bank with the provisions regarding solvency, with the principles of sound and prudent operations, or would or could lead to an undesired development of the financial sector.

The Dutch Central Bank or the Dutch Minister of Finance can, on request, grant so-called bandwidths, umbrella and group-DNOs in respect of qualifying holdings. The DNO is not required in case of a qualifying holding by a bank in a company whose assets consist of more than 90% liquid assets.

According to the Dutch regulation a declaration of no objection will not be issued regarding qualifying holdings if the value of the equity participation would exceed 15% of a bank’s total capital or if the participation would cause the value of the credit institution’s aggregate qualifying holdings in non-financial institutions to exceed 60% of its total capital. Certain types of participations will be approved in principle, although in certain circumstances a DNO will have a limited period of validity, such as, in the case of a debt rescheduling or rescue operation or when the participation is acquired and held as part of an issue underwriting operation. The approval generally will be given where the value of the non-financial institution concerned or the value of the participation does not exceed certain threshold amounts.

Supervision of the securities and investment businesses

The Bank is also subject to supervision of its activities in the securities business. The Financial Supervision Act, which has replaced the Act on the Supervision of the Securities Trade 1995 together with the decrees and regulations promulgated thereunder, provides a comprehensive framework for the conduct of securities trading in or from the Netherlands. The AFM is charged by the Dutch Minister of Finance with supervision of the securities industry.

The Bank and/or certain subsidiaries of the Bank are also active as managers and/or custodians of collective investment plans, which comprise both investment funds and investment companies. Collective investment plans are subject to supervision by the Dutch Central Bank and the AFM.

Regulation in the European Union

The Financial Services Action Plan 1999-2005 laid the foundations for a single financial market in the EU and has already brought about many changes. In its strategy on Financial Services for 2005-2010, the European Commission set out its objectives to achieve an integrated, and competitive EU financial market by removing any remaining barriers, especially in the retail area so that financial services can be provided and capital can circulate freely throughout the EU at the lowest possible cost, resulting in high levels of financial stability, consumer benefits and consumer protection.

The financial services sector includes three major areas for which European regulatory policies apply: banking, capital markets, and asset management. EU initiatives also deal with a number of issues related to company and corporate governance.

The Consolidated Banking Directive (2006/48/EC) for credit institutions and banking services governs the free provision of banking services. Under this Directive, the Bank can offer banking on the basis of a single banking license (“European passport”) through the establishment of a branch or cross-border in all the EU countries. The EU institutions have adopted in March 2007 a review of this Directive with regard to the procedure which supervisory authorities need to follow when assessing proposed mergers and acquisitions in the financial sector. Clear procedural rules and evaluation criteria for the prudential assessment of acquisition and increase of shareholdings are introduced.  The Directive sets out a clear assessment timeframe with deadlines and provides for sound criteria against which supervisors are to assess for proposed Merger and Acquisition transactions.

The Directive 2006/48 also consolidates the Capital Requirements Directive which is the legal vehicle pursuant to which the Basel II framework has been implemented into EU Law (the Capital Requirements Directive). The Capital Requirements Directive is based on a three pillars structure (minimum capital requirements, a supervisory review process and market discipline) with the aim of creating a better risk-sensitive regime than the former system. The new regime has entered into force in stages starting in 1 January 2007.

In the area of securities legislation, the Market Abuse Directive (2003/6/EC) prohibits market manipulation and insider dealing in all securities admitted to trading on a EU regulated market.  This Directive will be reviewed in 2008. The Prospectus Directive (3003/71/EC) regulates the process and the disclosure requirements for public offerings in and admissions to trading on an EU regulated market of securities,and allows European public offerings with one single prospectus. The European Commissions intends to review the Directive in 2008. The Transparency Directive (2004/109/EC) harmonises the transparency requirements for information about issuers whose securities are admitted to trading on a EU regulated market.

The other important piece of legislation in this area is the Markets in Financial Instruments Directive (MiFID), which has been implemented by financial institutions as of 1 November 2007. It regulates amongst others, the cross-border provision of investment services and regulated markets and replaces the 1993 Investment Services Directive which established the single passport for investment firms. It streamlines supervision on the basis of home country control and enhances the transparency of markets. It harmonises conduct of business rules, including best execution, conflicts of interests and client order handling rules. The Directive abolishes the concentration rule, which leads towards a more competitive regime between order execution venues.

 It also imposes market transparency rules for investment firms, regulated markets and multilateral trading systems and both pre and post-trade but only for shares.  Seen the late implementation of MIFID by the first of November 2007, the Committee of European Securities Regulators has published a set of documents informing stakeholders about the status of the legal requirements until implementation is done in all Member States.

In the post-trading field, the European Commission has pushed the industry to agree on a clearing and settlement Code of Conduct, signed by the stock exchanges on November 2006. The Code aims at enhancing transparency and increasing competition in the post-trading sector. A complete assessment of the Code by the European Commission is expected in 2008.

Likewise, political initiatives in the area of retail financial services and payment services have been launched. Currently, the revised proposal for a Directive on Consumer Credit (the latest proposal was published in December 2005) is being discussed in the EU. The proposed Directive introduces consumer protection provisions and at the same time aims at the creation of a single market for consumer credit in the EU.  Adoption is expected early 2008. In October 2007, The EU institutions formally adopted the Payment Services Directive. This Directive will open up the payment services to competition from new licensed payments institutions and increase consumer protection by introducing information requirements and uniform operational rules for payment service providers. This Directive applicable in the EU to all payments in Euro and other Member States currencies lays the basis for the creation of a Single Market in payments. The deadline for implementation of the Directive into national law is 1 November 2009.

In the area of asset management, the EU has enacted legislation on pension and investment products. On investment funds, there are two ‘UCITS Directives’, the first regulating the product (e.g., types of assets in which to invest) and the second one giving management companies a “European passport” to operate throughout the EU. The Commission will come up with proposals for legislative amendments in 2008 to do targeted changes to the current EU framework for investment funds. The European Commission had adopted an implementing Directive 52007/16/EC on criteria for assessing whether different types of financial instruments are eligible for inclusion in the UCITS funds. In the field of supplementary pensions, a Directive has liberalised the market for supplementary pension schemes by allowing pension providers to operate on an EU-wide basis and establishing “prudent person principles” for asset allocation.

EU Member States were required to implement the third Money Laundering Directive into national law by December 2007. The aim of the Directive is to transpose the Financial Action Task Force’s (FATF) forty recommendations. It follows a risk-based approach under which all measures aimed at preventing money laundering must be applied on a proportionate basis, depending on the type of customer, business and other considerations.

On 1 January 2007, the Regulation which transposes the FATF Special Recommendation VII (SR VII) on “wire transfers” into EU legislation came into force. It lays down rules on information on the payer accompanying transfers of funds, in order to allow basic information to be immediately available to the authorities responsible for combating money laundering and terrorist financing.

Applicable from September 2007, the Data Retention Directive requires electronic communications providers to store data on phone-calls, e-mails and Internet use for a period between 6 and 24 months to help track down terrorism and organised crime.

In the field of Company Law and Corporate Governance, the two main guiding principles for EU legislative actions are to improve transparency and empower shareholders. Soft law instruments have been used to promote good corporate governance (e.g. corporate governance codes). To improve transparency in company accounts, the European Commission adopted recommendations on Directors’ Remuneration and role of non-executive or supervisory directors with a view to improving the on-going disclosure requirements for listed companies. In order to restore credibility of financial reporting and to enhance protection against the type of scandals involving Parmalat and Ahold, the Directive on statutory audit (2006/43) designed to strengthen corporate governance and auditor responsibilities was adopted and should be implemented into national law by June 2008. It aims at reinforcing and harmonising the statutory audit function throughout the EU by setting out principles for public supervision in all Member States. It also introduces a requirement for external quality assurance and clarifies the duties of statutory auditors. In June 2006, the EU adopted a Directive (2006/46) which amends existing Accounting Directives to ensure collective board members responsibility and more disclosure on related-parties transactions, off-balance sheet vehicles and corporate governance. The Second Company Law Directive (2006/68) covering the formation, maintenance and alteration of capital was amended in September 2006 in order for public limited companies to take certain measures affecting the size, structure and ownership of their capital. In January 2006 the European Commission presented a proposal on the exercise of shareholders’ rights, which mainly seeks to abolish share blocking, improve the flow and transparency of the information and remove all legal obstacles to electronic participation in general meetings. This new Directive on shareholders rights was adopted in July 2007.

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

Regulations in the rest of the world

Our operations elsewhere in the world are subject to regulation and control by local supervisory authorities, and our offices, branches and subsidiaries in such jurisdictions are subject to certain reserve, reporting and control and other requirements imposed by the relevant central banks and regulatory authorities.

Legal and regulatory proceedings

ABN AMRO is involved in a number of legal proceedings in the ordinary course of ABN AMRO’s business in a number of jurisdictions. In presenting ABN AMRO’s consolidated financial statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters, and takes a charge to income when losses with respect to such matters are probable. Charges, other than those taken periodically for costs of defense, are not established for matters when losses cannot be reasonably estimated. ABN AMRO cannot guarantee that these proceedings will be concluded in a manner favourable to ABN AMRO and should ABN AMRO’s assessment of the risk change, ABN AMRO’s view on changes to income will also change.

On the basis of information currently available, and having taken legal counsel with advisors, the Group is of the opinion that the outcome of these proceedings is unlikely to have a material adverse effect on the consolidated financial position and the consolidated profit of the Group.

Regulatory sanctions

As previously reported, in December 2005 ABN AMRO entered into a Cease & Desist Order (Order) and an Order to File Reports with the Dutch Central Bank, the Federal Reserve Board, the US Department of the Treasury's Office of Foreign Assets Control (OFAC) and the Financial Crime Enforcement (Fincen), the State of Illinois Department of Financial and Professional Regulation and the New York State Banking Department.

Responding to these Orders has been a top priority for senior management. Significant resources and management time, primarily from Group Compliance, have been devoted to this issue. A measure of the progress made was by the Dutch Central Bank's announcement on 26 July 2007 that it had revoked its part of the Order. US regulators continue to monitor the sustainability of the improvements made.

The Order to File Reports (Transaction Reviews) required ABN AMRO to appoint an independent third party to review payment messages and their compliance to OFAC regulations. ABN AMRO appointed Clifford Chance to conduct these independent Transaction Reviews and the fourth and final review was delivered to US regulators in December 2007.

Ongoing investigations

As previously disclosed, the United States Department of Justice has been conducting a criminal investigation into the Bank’s dollar clearing activities, OFAC compliance procedures and other Bank Secrecy Act compliance matters. The Bank has cooperated and continues to cooperate fully with the investigation. Although no written agreement has yet been reached and negotiations are ongoing, the Bank has reached an agreement in principle with the Department of Justice that would resolve all presently known aspects of the ongoing investigation.

Under the terms of the agreement in principle, the Bank and the United States would enter into a deferred prosecution agreement relating to the issues that are the subject of the current criminal investigation. In the deferred prosecution agreement, the Bank would waive indictment and agree to the filing of an information in the United States District Court charging it with certain violations of federal law based on information disclosed in an agreed factual statement. The Bank would also agree to continue cooperating in the United States’ ongoing investigation and to settle all known civil and criminal claims currently held by the United States for the sum of USD 500 million. The precise terms of the deferred prosecution agreement are still under negotiation.

In consideration for the foregoing provisions, as well as the Bank’s extensive remedial actions to date and its willingness to demonstrate future good conduct and full compliance with all applicable federal laws, the United States would recommend to the United States District Court that the prosecution of the Bank under the information be deferred for a fixed period. At the end of that fixed period, provided the Bank is in full compliance with all of its obligations under the deferred prosecution agreement, the United States would seek dismissal with prejudice of the information filed against the Bank. The precise terms of the deferred prosecution agreement and agreed factual statement are still under negotiation.

Iran

In April 2006 the bank established a Steering Committee to oversee any activities or relationships connected with Iran. Cognisant of its legal duties, the bank has continued to adopt a conservative approach to conducting business with Iran. As a matter of policy, the bank does not initiate new US dollar transactions with an Iranian element, and does not engage in U-turns that would otherwise be exempt from OFAC regulations other than in exceptional circumstances which require approval from Group Compliance (e.g. to exit a relationship). The bank continues its policy against maintaining or opening US dollar accounts involving Iran. Following these internal policies, there have been no new US dollar exposures with Iran since February 2006 and the existing US dollar exposure has been further reduced to a negligible level.

Risk factors

Set out below are certain risk factors that could have a material adverse effect on ABN AMRO’s future business, operating results or financial condition. You should carefully consider these risk factors and the other information in this document before making investment decisions. Additional risks not currently known to ABN AMRO or that ABN AMRO now deems immaterial may also harms ABN AMRO and affects your investment.

Markets may experience periods of high volatility accompanied by reduced liquidity

The financial and credit markets have been experiencing a sustained period of high volatility, severe dislocations and liquidity disruptions.  Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity, such as the asset price deterioration in the U.S. subprime residential mortgage market. Under these extreme conditions, hedging and other risk management strategies may not be as effective at mitigating trading risks as they would be under more normal market conditions.  Moreover, under these conditions market participants are particularly exposed to trading strategies employed by many market participants simultaneously and on a large scale, such as crowded trades.  ABN AMRO’s risk management and monitoring processes seek to quantify and mitigate risk to more extreme market moves.  Severe market events have historically been difficult to predict, however, and ABN AMRO could realize significant losses if further unprecedented extreme market events were to occur. Please refer to paragraph "Impact of Current Credit Environment" on page 24.

In these market conditions, the valuation of securities and obligations has, particularly in recent months, become increasingly complex and subject to significant uncertainty in light of the illiquidity of certain of the underlying obligations, with financial institutions applying different valuation models to reflect both the actual and perceived underlying risk profiles of such securities or obligations when market prices are not available.  Valuations may vary significantly according to the particular valuation models and assumptions applied to holdings of such securities and obligations.  Such valuation models and assumptions may need to be changed to reflect more current information relating to the underlying risk profiles of those holdings, possibly resulting in significant write downs in the value attributed to those holdings with a consequent impact on the balance sheet and income statements of such institutions.

In addition, the values of many of the other instruments ABN AMRO holds and invest in are sensitive to dislocations and disruptions in the credit markets (such as levered loans) and the valuing of certain of those instruments has become both more uncertain and more difficult due to volatility and lack of liquidity.  As more hedge funds, financial guarantors, banks and other institutions are negatively affected by these market disruptions, ABN AMRO's results may be further affected.

Defaults by another larger financial institution could adversely affect financial markets generally

The commercial soundness of many financial institutions may be closely interrelated as a result of credit, trading, clearing or other relationships between the institutions.  As a result, concerns about, or a default or threatened default by, one institution could lead to significant market-wide liquidity problems, losses or defaults by other institutions.  This is sometimes referred to as “systemic risk” and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which ABN AMRO interacts on a daily basis, and therefore could adversely affect ABN AMRO.

ABN AMRO’s transition and break up creates additional risks for ABN AMRO’s business and stability

ABN AMRO is entering a period of transition and change, which will last for an indeterminate period and which poses additional risks to ABN AMRO’s business including ABN AMRO’s ability and that of ABN AMRO’s shareholders to manage the sale and break up of the bank in an efficient manner while minimizing the loss of business, ABN AMRO’s ability to retain key personnel during the transition and enhanced operational and regulatory risks during this period.

ABN AMRO’s results can be adversely affected by general economic conditions and other business conditions

Changes in general economic conditions, the performance of financial markets, interest rate levels, the policies and regulations of central banks, including the requirements of the Basel II framework or other business conditions may negatively affect ABN AMRO’s financial performance by affecting the demand for ABN AMRO’s products and services, reducing the credit quality of borrowers and counterparties, putting pressure on ABN AMRO’s loan loss reserves, changing the interest rate margin between ABN AMRO’s lending and borrowing costs, changing the value of ABN AMRO’s investment and trading portfolios and putting pressure on ABN AMRO’s risk management systems.

Changes in interest rate and foreign exchange rates may adversely affect ABN AMRO’s results

Fluctuations in interest rates and foreign exchange rates, particularly in the Netherlands, Brazil and Italy where ABN AMRO has a significant presence, influence ABN AMRO’s performance. The results of ABN AMRO’s banking operations are affected by ABN AMRO’s management of interest rate sensitivity. Interest rate sensitivity refers to the relationship between changes in market interest rates and changes in net interest income. A mismatch of interest-earning assets and interest-bearing liabilities in any given period may, in the event of changes in interest rates, have a material adverse effect on the financial condition of ABN AMRO’s business or results from operations. In addition, ABN AMRO publishes ABN AMRO’s consolidated financial statements in euros. Fluctuations in the exchange rates used to translate other currencies into euros affect ABN AMRO’s reported consolidated financial condition, results of operations and cash flows from year to year.

For 2007, 4.7% of ABN AMRO’s operating income and 4.7% of ABN AMRO’s operating expenses were denominated in US dollars and 23.5% of ABN AMRO’s operating income and 14.6% of ABN AMRO’s operating expenses were denominated in Brazilian Real. For 2006, 14.9% of ABN AMRO’s operating income and 14.4% of ABN AMRO’s operating expenses were denominated in US dollars and 13.6% of ABN AMRO’s operating income and 10.2% of ABN AMRO’s operating expenses were denominated in Brazilian real. The figures are not restated for discontinued operations. For a discussion of how interest rate risk and foreign exchange rate fluctuation risk is managed, see “Quantitative and Qualitative Disclosures about Market Risk” as well as Note 39 to ABN AMRO’s consolidated financial statements.

ABN AMRO’s performance is subject to substantial competitive pressures that could adversely affect ABN AMRO’s results of operations

There is substantial competition for the types of banking and other products and services that ABN AMRO provides in the regions in which ABN AMRO conducts large portions of ABN AMRO’s business. The intensity of this competition is affected by consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors. ABN AMRO expects competition to intensify as continued merger activity in the financial services industry produces larger, better-capitalised companies that are capable of offering a wider array of products and services, and at more competitive prices. In addition, technological advances and the growth of e-commerce have made it possible for non-depositary institutions to offer products and services that were traditionally banking products and for financial institutions to compete with technology companies in providing electronic and internet-based financial solutions. If ABN AMRO is unable to provide attractive product and service offerings that are profitable, ABN AMRO may lose market share or incur losses on some or all of ABN AMRO’s activities.

Regulatory changes or enforcement initiatives could adversely affect ABN AMRO’s business

ABN AMRO is subject to banking and financial services laws and government regulation in each of the jurisdictions in which ABN AMRO conducts business. Banking and financial services laws, regulations and policies currently governing ABN AMRO and ABN AMRO’s subsidiaries may change at any time in ways which have an adverse effect on ABN AMRO’s business. If ABN AMRO fails to address, or appear to fail to address, these changes or initiatives in an appropriate way, ABN AMRO’s reputation could be harmed and ABN AMRO could be subject to additional legal risk. This could, in turn, increase the size and number of claims and damages asserted against ABN AMRO or subject ABN AMRO to enforcement actions, fines and penalties. As previously reported, in July 2004 ABN AMRO signed a Written Agreement with the US regulatory authorities concerning ABN AMRO’s dollar clearing activities in the New York branch. In addition, in December 2005, ABN AMRO agreed to a Cease and Desist Order with the Dutch Central Bank and various US federal and state regulators. This involved an agreement to pay an aggregate civil penalty of USD 75 million and a voluntary endowment of USD 5 million in connection with deficiencies in the US dollar clearing operations at the New York branch and Office of Foreign Asset Control (“OFAC”) compliance procedures regarding transactions originating at the Dubai branch. ABN AMRO and members of ABN AMRO’s management continue to provide information to law enforcement authorities in connection with ongoing criminal investigations relating to ABN AMRO’s dollar clearing activities, OFAC compliance procedures and other Bank Secrecy Act compliance matters. The Cease and Desist Order with the Dutch Central Bank was lifted on 26 July 2007. Although no written agreement has yet been reached and negotiations are ongoing, the Bank has reached an agreement in principle with the US Department of Justice that would resolve all presently known aspects of the ongoing investigation. Under the terms of the agreement in principle, the Bank and the United States would enter into a deferred prosecution agreement in which the Bank would waive indictment and agree to the filing of information in the United States District Court charging it with certain violations of federal law based on information disclosed in an agreed factual statement. The Bank would also agree to continue cooperating in the United States’ ongoing investigation and to settle all known civil and criminal claims currently held by the United States for the sum of USD 500 million. The precise terms of the deferred prosecution agreement are still under negotiation. These compliance issues and the related sanctions and investigations have had, and will continue to have, an impact on the Bank’s operations in the United States, including limitations on expansion. The Bank is actively exploring all possible options to resolve these issues.  The ultimate resolution of these compliance issues and related investigations and the nature and severity of possible additional sanctions cannot be predicted, but regulatory and law enforcement authorities have been imposing severe and significant monetary and other penalties against a number of banking institutions for violations of the Bank Secrecy Act and related statutes.

There is operational risk associated with ABN AMRO’s industry which, when realised, may have an adverse impact on ABN AMRO’s results

ABN AMRO, like all financial institutions, is exposed to many types of operational risk, including the risk of fraud or other misconduct by employees or outsiders, unauthorised transactions by employees and operational errors, including clerical or record keeping errors or errors resulting from faulty computer or telecommunications systems. ABN AMRO may also be subject to disruptions of ABN AMRO’s operating systems, arising from events that are wholly or partially beyond ABN AMRO’s control (including, for example, computer viruses or electrical or telecommunication outages), which may give rise to losses in service to customers and to loss or liability to ABN AMRO. ABN AMRO is further exposed to the risk that external vendors may be unable to fulfil their contractual obligations to ABN AMRO, and to the risk that their business continuity and data security systems prove to be inadequate. ABN AMRO also faces the risk that the design of ABN AMRO’s controls and procedures prove to be inadequate or are circumvented. Although ABN AMRO maintains a system of controls designed to keep operational risk at appropriate levels, ABN AMRO has suffered losses from operational risk in the past and there can be no assurance that ABN AMRO will not suffer material losses from operational risk in the future.

ABN AMRO is subject to credit, market and liquidity risk, which may have an adverse effect on ABN AMRO’s credit ratings and ABN AMRO’s cost of funds

ABN AMRO’s banking businesses establish instruments and strategies that ABN AMRO uses to hedge or otherwise manage ABN AMRO’s exposure to credit, market and liquidity risk. To the extent ABN AMRO’s assessments of migrations in credit quality and of risk concentrations, or ABN AMRO’s assumptions or estimates used in establishing ABN AMRO’s valuation models for the fair value of ABN AMRO’s assets and liabilities or for ABN AMRO’s loan loss reserves, prove inaccurate or not predictive of actual results, ABN AMRO could suffer higher-than-anticipated losses. In 2007 volatility in the financial markets increased caused by the problems in the sub-prime mortgage markets and certain other affected asset classes. Further developments in these markets may affect ABN AMRO’s financial performance.

Any downgrade in ABN AMRO’s ratings may increase ABN AMRO’s borrowing costs, limit ABN AMRO’s access to capital markets and adversely affect the ability of ABN AMRO’s businesses to sell or market their products, engage in business transactions – particularly longer-term and derivatives transactions – and retain ABN AMRO’s current customers. This, in turn, could reduce ABN AMRO’s liquidity and have an adverse effect on ABN AMRO’s operating results and financial condition.

Systemic risk could adversely affect ABN AMRO’s business

In the past, the general credit environment has been adversely affected by significant instances of fraud. Concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of their credit, trading, clearing or other relationships. This risk is sometimes referred to as ‘systemic risk’ and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with whom ABN AMRO interacts on a daily basis, and could have an adverse effect on ABN AMRO’s business.

Increases in ABN AMRO’s allowances for loan losses may have an adverse effect on ABN AMRO’s results

ABN AMRO’s banking businesses establish provisions for loan losses, which are reflected in the loan impairment and other credit risk provisions on ABN AMRO’s income statement, in order to maintain ABN AMRO’s allowance for loan losses at a level that is deemed to be appropriate by management based upon an assessment of prior loss experiences, the volume and type of lending being conducted by each bank, industry standards, past due loans, economic conditions and other factors related to the collectability of each entity’s loan portfolio. Although management uses its best efforts to establish the allowances for loan losses, that determination is subject to significant judgment, and ABN AMRO’s banking businesses may have to increase or decrease their allowances for loan losses in the future as a result of increases or decreases in non-performing assets or for other reasons.  For further detail please refer to the section “Accounting Policies” in ABN AMRO’s consolidated financial statements. Any increase in the allowances for loan losses, any loan losses in excess of the previously determined provisions with respect thereto or changes in the estimate of the risk of loss inherent in the portfolio of non-impaired loans could have an adverse effect on ABN AMRO’s results of operations and financial condition.

ABN AMRO depends on the accuracy and completeness of information about customers and counterparties

In deciding whether to extend credit or enter into other transactions with customers and counterparties, ABN AMRO may rely on information furnished to us by or on behalf of the customers and counterparties, including financial statements and other financial information. ABN AMRO also may rely on the audit report covering those financial statements. ABN AMRO’s financial condition and results of operations could be negatively affected by relying on financial statements that do not comply with generally accepted accounting principles or that are materially misleading.

ABN AMRO is subject to legal risk, which may have an adverse impact on our results

It is inherently difficult to predict the outcome of many of the litigations, regulatory proceedings and other adversarial proceedings involving our businesses, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. In presenting our consolidated financial statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Changes in our estimates may have an adverse effect on ABN AMRO’s results.

ABN AMRO’s ownership structure and the laws of the Netherlands may contain restrictions on shareholder rights and holders of American Depositary Receipts (“ADRs”) are not able to exercise certain shareholder rights

ABN AMRO’s Articles of Association and the laws of the Netherlands may contain restrictions on shareholder rights that differ from US practice. For instance, a holder of ADRs is not treated as one of ABN AMRO’s shareholders and is not able to exercise certain shareholder rights. JPMorgan Chase, as Depositary, is the holder of ABN AMRO’s ordinary shares underlying the ADRs. An ADR holder will have those rights contained in the Deposit Agreement between us, the Depositary and the ADR holders. These rights are different from those of the holders of ABN AMRO’s ordinary shares, including with respect to the receipt of information, the receipt of dividends or other distributions and the exercise of voting rights. In particular, an ADR holder must instruct JPMorgan Chase to vote the ordinary shares underlying the ADRs. As a result, it may be more difficult for ADR holders to exercise those rights. In addition, there are fees and expenses related to the issuance and cancellation of the ADRs.

You may have difficulty enforcing civil judgments against us

Holding is organised under the laws of the Netherlands and the members of its Supervisory Board, with one exception, and its Managing Board are residents of countries outside the United States. Substantially all of the assets of Holding and of the members of the Supervisory Board and the Managing Board are located outside the United States. As a result, it may not be possible for investors to affect service of process upon Holding or upon these persons, or to enforce judgments of US courts predicated upon the civil liability provisions of US securities laws against Holding or these persons. The United States and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon US federal securities laws, would not be enforceable in the Netherlands. However, a Dutch court may, under current practice, recognise the final judgment that has been rendered in the United States and may grant the same claim without rehearing the merits under certain circumstances, unless the consequences of the recognition of such judgment would contravene public policy in the Netherlands.

Capital Adequacy Framework and risk coverage

ABN AMRO uses a comprehensive and robust Capital Adequacy Framework to ensure that risks are identified, managed and controlled. The following paragraphs contain a process description of the Capital Adequacy Framework in the wider context of the relationship between risk, capital and earnings.

Capital Adequacy Framework

The Capital Adequacy Framework considers quantitative as well as qualitative criteria and is risk based. The objective is to incorporate the measurement, allocation and management of capital throughout the bank based upon the chosen Group strategy. A top-down approach is run in parallel with complementary bottom-up processes to ensure value creating opportunities are identified and appropriately provided for. The design of this framework is driven by processes rather than by the organisational structure of ABN AMRO. The design of the Capital Adequacy Framework is illustrated in Figure 1.

Figure 1: The Capital Adequacy Framework

Strategy - Strategic Objectives

The Managing Board has formulated the following objectives related to the Capital Adequacy Framework.

ABN AMRO should:

-	maintain a capital structure consistent with its ratings targets;
-	meet all regulatory requirements as well as the bank’s stated capital ratio targets;
-	meet the desired return targets; and
-	maintain market confidence in ABN AMRO Risk Management capabilities.

The strategy is translated into policies, as explained below.

Policy - Risk Appetite, Performance Management and Capital Planning

The strategic objectives with regard to the Capital Adequacy Framework, as set by the Managing Board, are input for the policies on Risk Appetite, Performance Management and Capital Planning. These policies are interdependent as they are based on the same objectives.

Risk Appetite

Risk appetite is defined as the maximum risk ABN AMRO is willing to accept in executing its chosen business strategy, in order to protect itself against events that may have an adverse impact on its profitability, the capital base or share value.

The Risk Appetite includes all risks the bank takes and is quantified by setting limits (hard, excess leads to immediate action) and checkpoint levels (soft, breach leads to closer scrutiny and potentially setting of hard limits).

The Limits and Checkpoints are set across the dimensions of capital, earnings volatility and concentration risk. This is further explained in the paragraph Capital Management.

The limits and checkpoints are reviewed at least annually, using input from the Risk Outlook as well as direction from the Managing Board or BU management teams. The Risk Outlook is a process to identify main trends and risks that ABN AMRO is potentially exposed to this process engages business and risk management in a forward looking risk dialogue.

The overall Risk Appetite at Group level is cascaded down into each Business Unit (BU). BUs are free to set additional limits as they see fit, as long as consistency with the overall framework is maintained.

Performance Management

The policies on Performance Management aim to increase shareholder value by optimising the way the Managing Board steers the business. This includes structuring the way resources are allocated and establishing performance targets. Performance is measured and risk levels are managed consistently across each BU.

The allocation process takes place through the Strategic Management Process. This process allows for dynamic resource allocation to those businesses which provide superior returns.

Capital Planning

Capital Planning ensures that the demand for capital is justified by sufficient returns to achieve the Group Return on Equity target and that there is sufficient capital available to meet the capital demands. The Capital Planning defines the tools to manage the capital supply, taking into account the drivers of capital demand.

Drivers of Capital Demand	Tools to Manage the Capital Supply
Regulatory Requirements Risk Appetite Rating Objectives Capital Distribution Business Growth	Share Issuance Retained Earnings Hybrid / Tier 2 Issuance Securitisations / Credit Derivatives Hedging of FX Capital Components

A forward-looking view is incorporated into the Capital Planning towards capital requirements and capital supply developments. Both the BU business plans as agreed in the annual Strategic Management Process, and also the financial targets as set by the Managing Board are taken into account. The expected need for capital is then finally determined and demand and supply of capital will be actively managed throughout the year.

Processes - Measurement, Management and Allocation

The policies as described in the previous paragraph are translated into three different, but inter-related processes: Measurement, Management and Allocation, for the execution within the Capital Adequacy Framework.

Capital Measurement

Capital Measurement includes the measurement of risk resulting in an estimate of the demand for capital in terms of Risk Weighted Assets and Economic Capital. Specific metrics have been developed to measure all the risks the bank is exposed to.

Capital Metrics

ABN AMRO has defined the following capital metrics:

•	Available Capital: the amount of capital used for the determination of capital adequacy from an economic standpoint.
•	Regulatory Capital (RC): the minimum regulatory capital is 8% of RWA (Risk Weighted Assets)
•
Economic Capital (EC): EC is a measure of risk that indicates how much capital the bank should possess to sustain unexpected losses with a high degree of certainty, given the exposures of the bank. ABN AMRO uses a confidence level of 99.95% in these calculations.

•
Assigned Risk Capital (ARC): ARC is the amount of capital that is allocated to the business units of the bank, based on their respective risk exposures. It is comprised of ‘Core EC’ (equivalent to approximated 80% of total EC in 2007) and ‘EC for additional risks’. The target Return on Equity is translated into a Return on Assigned Risk Capital (RoARC) target.

•
Core EC covers the following 5 risk types: Credit and Country Risk, Operational Risk, Market Risk of trading book positions, Interest Rate Risk in the banking book and Business Risk. In addition, the Bank holds EC for additional risks, such as pension liability risk and model and parameter risk.

•
ABN AMRO is active in many locations in the world and is involved in many different business activities. Therefore regional and industry diversification, as well as the diversification between different risk types, is taken into account in calculating Economic Capital.

•
ABN AMRO calculates Economic Capital using its own internally developed methodology. The Economic Capital models of the bank have been designed in such a way that Economic Capital expresses the capital that is required for the target credit rating.

•	Actual results and capital developments are measured against the actual and forecasted capital position on an ongoing basis.

Earnings metrics

•
Average Loss under Stress (ALS) as a function of Operating Result: Average Loss under Stress is defined as the average loss of the 10% worst loss scenarios that may occur during the next year. As the bank’s EC models aim to provide a through-the-cycle estimate of potential losses during the next year, Average Loss under Stress can be interpreted as an estimate of the loss that the bank can expect to incur if next year is the worst year in a typical 10-year economic cycle. Average Loss under Stress is monitored relative to operating profit. Economic Capital and Average Loss under Stress complement each other as they reflect different time horizons. The shorter time-horizon of Average Loss under Stress makes it easier to interpret and use as management tool. Average Loss under Stress represents a form of stress test (bottom of business cycle): a recession scenario with a probability of occurring once every 10 years.

•	Return on Assigned Risk Capital (RoARC): The RoARC calculations are based on net profit and ARC consumption.

Concentration risk metrics

•	Loss at Default (LAD): LAD is a measure of single obligor risk and is an estimate of the amount of expected loss in the event of default.
•
Value at Risk: Value at Risk is  a  statistically based estimate of the potential loss arising from the change in fair value of a portfolio due to adverse market movements. It expresses  the  maximum  amount  an  entity  expects to lose over a certain holding  period  and to a certain confidence level. Value at Risk does not provide an absolute maximum loss.

Stress testing

Stress tests show the effects of simultaneous events which cannot (or not sufficiently) be accounted for in ‘normal’ stand-alone risk measurements.

Capital Management

The primary objectives of the Capital Management function include the following:

•	Maintain a capital structure consistent with ABN AMRO’s rating targets.
•	Ensure that the demand for capital is justified by sufficient returns to achieve the Group’s Return on Equity target and that there is sufficient capital available to meet the capital demands.
•	Comply with regulatory requirements i.e. minimum 10.5% Total Capital ratio and the Group’s announced Capital Ratio targets (currently 6% Core Tier 1 and 8% Tier 1).
•	Improve the liquidity of Risk Weighted Assets to ensure the balance sheet remains flexible.
•	Increase strategic and tactical flexibility in deployment of capital.
•	Meet the strategic funding needs of ABN AMRO.
•	Improve Group and BUs RoARC (i.e. through risk transfer transactions).

The Capital Management Group prepares a monthly capital outlook. Should potential imbalances be identified, the capital outlook will include a proposal for appropriate actions and execution to correct the imbalances (i.e. either the need to relief capital, or raise capital).

It is a policy of ABN AMRO to ensure all subsidiaries are sufficiently capitalised, as determined by the relevant governing jurisdiction, so as to cover the risks entailed in the conduct of their business.

Capital Allocation

Capital Allocation within the bank is embedded in the annual Strategic Management Process. The underlying objective of this process is to ensure that capital is allocated in a way that maximises value creation from a Group perspective. Dialogues between the Group and the BUs take place to focus on either delivery of committed performance or management of future performance.

To optimise capital usage and pricing, the bank has made available tools to the business to calculate returns on Economic Capital by transaction and relationship.

Governance & Control

The three processes described (measurement, management and allocation) create a framework that optimally monitors and controls the internal capital adequacy of the bank. The overall responsibility of the Capital Adequacy Framework lies with the Managing Board and the Supervisory Board. Group Finance and Group Risk Management are working together on the policies and processes. The inter-relationship between risk, capital and earnings ensures that any decision on one of these elements cannot be isolated in its effects from one another and must be managed holistically.

Hence, the policies and processes described in the previous sections are integrated in order to create a framework to optimally support the usage and allocation of capital within ABN AMRO: Economic Capital, Assigned Risk Capital, Risk Weighted Assets and Available Capital.

Capital Measurement: The Policy-Group Risk Committee and Group Asset and Liability Committee, both subcommittees of the Managing Board, determine the risk policies, procedures and methodologies for measuring and monitoring risk. The departments within Group Risk Management and Group Asset and Liability Management have an overall responsibility to monitor the adherence to all risk policies. Moreover, the business is responsible for operating in compliance with the Risk Philosophy as described in the next paragraph.

Capital Allocation: The Strategic Management Process is governed by the Managing Board. The Managing Board is responsible for optimising economic value creation and the approval of performance targets, the allocation of resources and the agreement of performance contracts with the business units.

Capital Management: The Capital Management process is governed by the Group Asset and Liability Committee. The Group Asset and Liability Committee is responsible for the development of the Bank’s policies on liquidity risk, the hedging of capital invested in countries, managing capital ratios and the total capital requirement and new equity issuance needs.

Risk Coverage

Risk Philosophy

ABN AMRO’s risk philosophy sets out bank wide criteria for the acceptance, monitoring, control and management of risk ensuring that the bank adheres to the following concepts:

•	Risk Awareness; Risks are identified, understood, and measured at all levels in the organisation.
•
Defined Risk Appetite; Risk accepted by the institution is within the tolerance level set by the Managing Board in accordance with the Group Strategy, existing capital constraints, sustainable earnings and maintenance of desired credit ratings for the Bank.

•	Clarity and Transparency; Risk decisions are clear, explicit, and consistent with strategic business objectives.
•	Risk-Reward Alignment; One of the bank’s core competencies is to take and manage risks. The bank’s risk decisions should be based upon the appropriate risk-reward balance.
•
Compliance; Decisions that may legally and morally commit the bank must be in compliance with internal approval procedures, the relevant regulations, and be conform the ethical values as reflected in ABN AMRO’s sustainable business policies.

In the following paragraphs a description is given of the risk types and the way ABN AMRO measures and manages these within the bank.

Credit Risk and Country Risk

ABN AMRO defines Credit Risk as the risk of a loss because a counterparty or an issuer may fail to fulfil its obligations to the bank. This covers actual payment defaults as well as losses in value resulting from a decrease in the credit quality of the counterparty or issuer.

ABN AMRO defines Country Risk as the risk of loss due to country specific events or circumstances. Country risk can materialise by way of credit, market and operational losses. With respect to credit risk, a specific country risk is that the government imposes transfer and/or convertibility measures that prevent an obligor to repay its foreign currency obligations to the bank. Hence the risk of non or late payment may be caused by the inability of an obligor (i.e. credit risk) or by government measures (i.e. transfer and convertibility risk). Given the relation between credit and country risk the two are managed in an integrated manner.

Management

ABN AMRO manages Credit Risk at two levels. Firstly at portfolio level to manage concentrations by the following dimensions: geography, industry and product or segment and secondly at individual level to manage single event and single obligor.

To manage concentration risks, limits and/or checkpoints are set on the maximum Credit and Country Risk Economic Capital in the relevant countries, industry clusters or product segments. Additionally, notional limits are put in place for Cross-Border Risk and Sovereign Risk. Notional limits are also set on a number of portfolios as a straightforward and practical way to manage the maximum exposure in these portfolios (e.g. shipping, leveraged finance).

Individually, single event/single obligor limits are set. Single obligor risk is managed by setting limits on Loss at Default. Loss at Default is the amount that the bank expects to lose when a counterparty defaults. Authorities for credit decisions involving commercial clients are primarily based on Global One Obligor Exposure. This is the combination of all direct and contingent credit limits to a given relationship globally.

Measurement

Inputs to the Credit Economic Capital calculation are derived from ABN AMRO’s rating systems. Rating tools are available for all ABN AMRO’s major loan portfolios. They consist of a Uniform Counterparty Rating and a Loss Given Default classification. The Uniform Counterparty Rating reflects the estimated probability that the counterparty will default, while the Loss Given Default classification reflects the level of loss that ABN AMRO would expect to suffer on a facility if the counterparty defaults. The Loss Given Default classification is determined for each facility on the basis of seniority, collateral and an assessment of the legal environment.

There are lending programmes in place for standard loans granted to consumers and small-sized enterprises. A programme lending approach contains standard risk acceptance criteria and loan processing practices in order to optimise the efficiency and risk/rewards of those portfolios.

Please refer to the Financial Statements – Note 38 for quantitative information on maximum credit exposure and credit risk concentrations from loans and receivables in commercial and consumer client segments.

Interest Rate Risk (banking book)

ABN AMRO defines Interest Rate Risk as the risk that the value of ABN AMRO’s financial assets, other than those categorised as trading assets (the banking book), decreases and/or that the value of the bank’s liabilities increases, because of changes in interest rates. Interest Rate Risk arises primarily from the fact that the maturity of the bank’s assets typically exceeds the maturity of the bank’s liabilities (a ‘maturity mismatch’). The interest rate sensitivity of ABN AMRO’s trading books is measured under Market Risk.

Management

The overall objective is to manage current and future earnings sensitivity due to interest rate risk exposure.

For the purposes of Economic Capital, Value at Risk is calculated on the overall interest rate risk position. However, the ongoing management of Interest Rate Risk goes beyond simply looking at the overall Value at Risk, as using this measure only does not lead to an optimal management of the Interest Rate Risk exposures in the banking book.

Measurement

Several tools are used to monitor and limit the Interest Rate Risk exposures in ABN AMRO’s banking book. The methods employed include earnings simulation, duration and Present Value per Basis Point limits.

ABN AMRO uses estimation techniques to calculate a set of forward-looking pre-defined interest rate scenarios, such as movements in the yield curve level and shape. In combination with Balance Sheet simulation models the Bank calculates “Earnings at Risk” and the “Change in Value of Equity”.

ABN AMRO ’s position is managed to ensure these two metrics are within defined limits under the pre-defined scenarios. Any required corrective action is taken through steering actions relating to the underlying portfolio.

These model-based scenario analyses require assumptions about client behaviour. ABN AMRO uses statistical and mathematical models to express this behaviour in ABN AMRO’s simulation.

For interest rate risk positions that are less complex, the risk is controlled by (bucketed) Present Value per Basis Point limits.

Market Risk (trading book)

ABN AMRO defines Market Risk as the risk that movements in financial market prices will decrease the value of ABN AMRO’s trading portfolios. ABN AMRO is exposed to Market Risk through ABN AMRO’s trading activities, which are carried out both for customers and on a proprietary basis. For trading related to customer facilitation ABN AMRO warehouse Market Risk, while for proprietary trading ABN AMRO actively positions itself in the financial markets.

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

ABN AMRO manages Market Risk primarily through the use of a set of historical and hypothetical scenarios, stressing relevant risk factors and estimating the potential Profit & Loss under stress, as well as through the calculation of the 99-percentile loss (or Value at Risk) on open positions.

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

Please refer to Financial Statements Note 38 for the quantification of Value at Risk per risk category.

Although the Value at Risk represents a good estimate of potential losses under normal market circumstances, it fails to capture extreme circumstances. The Group uses historical simulation models in computing Value at Risk. This approach , in common with many Value at Risk models, assumes that the risk factor changes observed in the past are a good estimate of those likely to occur in the future and is, therefore, limited by the relevance of the historical data used. This limitation of Value at Risk models means that ABN AMRO must supplement it with other measurements of risk. These include a series of stress scenarios that shed light on the behaviour of ABN AMRO’s portfolio and the impact on ABN AMRO’s financial results under extreme market movements. Stress scenarios have been developed internally to reflect specific characteristics of the bank’s portfolios and are performed on a daily basis for each trading portfolio and at several aggregation levels. These stress scenarios include stepped movements in one or more risk factors (e.g. parallel shifts in interest rate curves) and multiple factor tests that are based on actual historical events or plausible hypothetical scenarios.

Operational Risk

ABN AMRO defines Operational Risk as the risk of loss resulting from inadequate or failed internal processes and/or systems, human behaviour or from external events. This risk includes Operational Risk events such as IT problems, shortcomings in the organisational structure, missing or inadequate internal controls, human error, fraud, and external threats.

Management

The guiding principle in Operational Risk Management (ORM) is that management at all levels in the organisation is responsible for directing and managing operational risks. ORM managers are assigned throughout ABN AMRO to assist line management in fulfilling this responsibility.

Measurement

Line management needs information to enable it to identify and analyse Operational Risk, implement mitigating measures and determine the effectiveness of these mitigating measures. ABN AMRO has implemented a number of programmes and tools to support line management. These include:

Risk Self-Assessment - A structured approach that helps line management to identify and assess risks and take mitigating actions for risks which are identified as unacceptable. Risks are assessed with the assistance of facilitators, who are usually Operational Risk Management staff.

Internal and external loss data - ABN AMRO’s Firm-wide Operational Risk Technology Environment allows for the systematic registration of ABN AMRO’s Operational Risk losses. This tool assists senior management in their analysis of Operational Risk. Additionally, external loss data is used to perform benchmark analyses. In this context, ABN AMRO is a founding member of the Operational Risk exchange, an international data consortium.

Operational Risk Assessment Process - The Operational Risk Assessment Process is a comprehensive approval process that includes an explicit assessment of the operational risk associated with change, irrespective whether the change relates to a new business proposal, a change to the organisation, the implementation of a system or some other change. The process includes sign-off by relevant parties (including Group Compliance, Group Legal and Group Finance) and approval by an appropriate committee.

Key Risk Indicators - An approach used to indicate possible changes in the Operational Risk profile. Key risk indicators allow for a trend analysis over time and trigger actions if required.

Key Operational Risk Control - A framework that provides clear descriptions of the typical key risks and the required controls for a set of defined standard processes. These descriptions contribute to improved risk awareness and provide input for the Risk Self-Assessment.

Business Risk

ABN AMRO define Business Risk as the risk that operating income is lower than expected because of lower than expected revenues (e.g. lower margins, lower market share, market downturn) or higher than expected costs, not being caused by one of the other risk types.

Management

Business Risk is driven by the volatility of the revenue stream and the extent to which costs are fixed or vary with revenues. For this reason, Business Risk is managed through the regular business processes. Operational leverage (fixed costs as a percentage of total costs) is part of the regular cost management function.

Business Risk can be reduced either by increasing variable cost or decreasing revenue volatility. Operational leverage can be increased at all levels in the organisation. Volatility is endemic to any business and can only be influenced by changing the business mix. As a consequence, volatility will primarily be managed at Business Unit level or Group level.

Measurement

The Value at Risk model that the Bank has developed to measure Business Risk has as its key factors the volatility of revenues and the cost structure of the Business Unit or activity.

Liquidity Risk

Complementing the Capital Adequacy Framework view, risk appetite is also expressed through the Liquidity Risk Framework employed by the bank. This framework is used to manage Liquidity Risk.

Liquidity may be defined as a bank’s ability to ensure the availability of funds to meet all on- and off-balance sheet commitments at a reasonable price.

ABN AMRO defines Liquidity Risk in turn as the risk to earnings and capital arising from a bank’s potential inability to meet its liabilities when they become due, without incurring unacceptable losses. Conversely, Liquidity Risk also manifests itself in the form of opportunity losses due to holding excess liquidity relative to liabilities.

Management

ABN AMRO takes a two-tiered approach to Liquidity Risk Management:

•	Going Concern Liquidity Management: The management of the day-to-day liquidity position within specified parameters to ensure all liabilities can be met on a timely basis.
•
Event Risk Liquidity Management: Ensuring that in the event of either a firm-specific or general market event, the bank is able to generate sufficient liquidity to withstand a short term liquidity crisis.

The overall liquidity risk is kept at such a level, that the bank is able to resume its business after a specified crisis.

Event Risk Liquidity Management includes the following tools:

•	Stress test: a quantitative analysis of the liquidity impact of several (market and firm-specific) liquidity crises.
•	Liquidity Buffer: Mitigation of this event risk is achieved through the provision of standby liquidity in the form of unencumbered, central bank eligible, collateral.
•
Contingency Funding Plans (CFPs): Describes the steps and procedures taken in the event of a crisis. CFPs are in place at Group, BU and country level. The effectiveness of the CFPs are tested with periodic dry-runs.

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

Legal Risk

ABN AMRO defines Legal Risk as the risk from failure to comply with statutory or regulatory obligations and from uncertainty due to legal actions or uncertainty in the applicability or interpretation of contracts, law or regulations.

Management

To maintain its strong reputation for integrity and sustainability, ABN AMRO needs to manage Legal Risk in a rigorous and consistent way across all its businesses requiring the involvement and oversight of the legal and the compliance function.

With this in mind, beginning 2006 a consolidated Group Legal function was created to oversee ABN AMRO’s Legal Risks worldwide and act as a central reporting point for ABN AMRO’s teams of in-house lawyers. Next to this, a new Global Legal Mandate was put into place to help business make the most effective use of the Bank’s legal recourses.

The Compliance function within the Bank performs the independent oversight role on behalf of the Managing Board. This includes those core processes and related policies and procedures that seek to ensure the Bank is in conformity with industry-specific laws and regulations in letter and spirit, thereby helping to maintain the Bank’s reputation.

Measurement

Under the Capital Requirements Directive (Basel II) Operational Risk includes Legal Risk.

Reputational Risk

ABN AMRO defines Reputational Risk as the risk of potential losses arising from negative public opinion, irrespective of whether this opinion is based on facts or merely public perception. The losses may result from incurring increased funding costs as well as from not generating expected revenues.

Management

ABN AMRO believes that ABN AMRO’s pursuit of long-term business sustainability and value creation requires proper conduct of ABN AMRO’s business activities in accordance with ABN AMRO’s Corporate Values and Business Principles and with laws and regulations.

A key component of risk management is ensuring that ABN AMRO’s reputation is preserved and enhanced through choosing to engage responsibly in the right business activities with the right clients.

ABN AMRO’s philosophy is that the primary responsibility for applying sustainability criteria to business selection and approval processes rests with ABN AMRO’s client-facing staff. For this reason ABN AMRO has created tools to support ABN AMRO’s staff.

Alongside ABN AMRO’s legal and compliance policies ABN AMRO has developed several reputational risk policies to identify, assess and manage the non-financial issues present within ABN AMRO’s business engagements. These policies and standards are referred to as Environmental, Social and Ethical (ESE) Risk Management policies, and currently include: Forestry and Tree plantations; Oil & Gas; Mining & Metals; Defence industry; Gambling; Human Rights, Dams, Tobacco and Animal Testing. Each of these policies contains client and transaction acceptance criteria, including appropriate filters. Such filters have been developed to assess whether an engagement could present potential environmental, social or ethical issues and thereby translate into Reputational Risk.

In applying this philosophy, ABN AMRO has developed an approach to policy development that is based on applicable international industry norms and conventions and which incorporates consultation with Non Governmental Organisations, clients, peers and ABN AMRO’s client-facing staff.

Financial reporting risk

Management must provide financial statements that fairly present the company’s financial position, results of operations and cash flows in accordance with IFRS. ABN AMRO defines financial reporting risk as the risk of a lack of fair presentation and as a result of material misstatements in one or more of the financial statement amounts or disclosures.  A material misstatement is defined as an omission or misstatement that could influence the economic decisions of users taken on the basis of the financial statements.

Management

ABN AMRO’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

ABN AMRO’s internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of ABN AMRO and its consolidated entities;
(ii)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of ABN AMRO are being made only in accordance with authorisations of management and directors of ABN AMRO; and

(iii)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of ABN AMRO’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Measurement

ABN AMRO’s management assesses the effectiveness of ABN AMRO’s internal control over financial reporting. In making this assessment, ABN AMRO uses the criteria established by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in Enterprise Risk Management - Integrated Framework. ABN AMRO’s assessment includes documenting, evaluating and testing of the design and operating effectiveness of its internal control over financial reporting. Management of ABN AMRO reviews the results of its assessment with the Supervisory Board and its Audit Committee.

SECTION 3    GOVERNANCE

Boards and committees	78
Supervisory Board	78
Managing Board	78
Full Board activities	79
Senior Executive Vice Presidents	81
Audit committee activities	81
Nomination & Compensation Committee activities	82
Managing Board Compensation	83
Compliance Oversight Committee activities	85
Contacts with Dutch Central Works Council	85

Corporate governance	86
Supervisory Board	86
Audit Committee	87
Nomination & Compensation Committee	88
Compliance Oversight Committee	88
Managing Board	88
Corporate governance in the Netherlands	89
Dutch Corporate Governance Code	89
Internal risk management and control systems	92
Corporate governance in the United States	92
Management's report on internal control over financial reporting	93
Report of independent Registered Public Accounting Firm	94

ABN AMRO’s employees	96

BOARDS AND COMMITTEES

Supervisory Board

In 2007 ABN AMRO Group was faced with the reality of the likely end of its existence as an independent organisation. Following its successful tender offer, a consortium consisting of RBS, Fortis and Santander  acquired on 17 October 2007 85.6% of ABN AMRO Holding N.V. Through subsequent purchases the consortium increased its stake in ABN AMRO to 99.3%.

The consortium paid EUR 37.78 per ABN AMRO ordinary share and per ADR, a sum comprised of EUR 35.60 in cash plus 0.296 new RBS shares and EUR 0.59 in cash per Depositary Receipt of Financing Preference Shares. This implies a total consideration paid to ABN AMRO shareholders of EUR 69.8 billion.

The offer for ABN AMRO was made and paid through RFS Holdings BV, the consortium’s acquisition vehicle, which in March owns more than 99% of the bank. The consortium intends to acquire 100% of ABN AMRO’s issued and outstanding share capital in the shortest possible time through the appropriate legal process.

We are grateful to our management and staff around the world for all their continued professional focus on our business during a protracted period of uncertainty. Despite the unprecedented conditions of uncertainty and change experienced by ABN AMRO during the year, its operational performance has held up. Measures taken by management have had a clear impact. For a review of the 2007 performance please refer to the “Chairman’s review”.

Financial statements

This Annual Report includes the financial statements, signed by the Managing Board and the Supervisory Board and audited by Ernst & Young.

ABN AMRO proposes to shareholders that they adopt the 2007 financial statements and discharge the Managing Board and Supervisory Board in respect of their management and supervision respectively. In view of the acquisition by the consortium no further dividend will be declared.

Composition of the Supervisory Board

Following the change of control, the Supervisory Board continued to be chaired by Arthur Martinez. At the Extraordinary General meeting of Shareholders on 1 November  2007 Jean-Paul Votron, Chief Executive of Fortis, Sir Fred Goodwin, Chief Executive of RBS, and Juan-Rodriguez Inciarte, General Manager of Santander were appointed to the Supervisory Board for a term of four years. On that same date David Baron de Rothschild, Marcus Pratini de Moraes, Paulo Scaroni, Lord Sharman of Redlynch and Gerhard Randa stepped down as members of the Board.

Louise Groenman resigned at the Annual General Meeting of Shareholders on 26 April 2007 at which time Ana Maria Llopis Rivas was appointed to the Supervisory Board.

Managing Board

At the Extraordinary General meeting of Shareholders on 1 November 2007 Rijkman Groenink stepped down as chairman and member of the Managing Board and was succeeded as chairman of the Managing Board by Mark Fisher. At the same time Karel De Boeck, Marta Elorza Trueba, Brian Crowe, Paul Dor, John Hourican, Javier Maldonado and Jan-Peter Schmittmann were appointed as members of the Managing Board.

Hugh Scott-Barrett stepped down from the Managing Board as from 1 August 2007. Huibert Boumeester assumed Mr. Scott-Barrett’s former responsibilities as CFO. Piero Overmars stepped down as member of the Managing Board on 1 January 2008 and Huibert Boumeester stepped down as a member of the Managing Board on 1 March 2008. Joost Kuiper retired from the bank with effect from 29 February 2008.

The responsibilities of the members of the Managing Board as per 25 March 2008 as follows:

•	Mark Fisher
Chairman of the Managing Board, Group Audit, Group Compliance & Legal

•	Wilco Jiskoot
Vice-Chairman, Private Equity, Customer Relations

•	Karel De Boeck
Vice-Chairman, Group Human Resources, Group Communications, Group Public Affairs,
Transition

•	Ron Teerlink Services, Market Structures

•	Marta Elorza Trueba
Antonveneta, BU Latin America

•	Brian Crowe
BU Global Clients, BU Global Markets, BU Transaction Banking

•	Paul Dor
BU Asset Management, BU Private Clients

•	John Hourican
CFO, Group Finance, Group Risk Management

•	Javier Maldonado
Non-core assets

•	Jan-Peter Schmittmann BU Netherlands

•	Michiel de Jong (nominated)
BU Asia, BU Europe

•	Brad Kopp (nominated)
BU North America

Full Board activities

The Supervisory Board met on fourteen occasions during the period under review and in addition conducted a substantial number of conference calls. The high frequency of meetings and conference calls was attributable to the pending corporate transactions.

In accordance with best practice provision III.1.5 of the Dutch Corporate Governance Code, ABN AMRO hereby reports that Lord Sharman of Redlynch did not attend five of the thirteen meetings and discussions of the Supervisory Board. As the majority of the meetings and discussions he did not attend related to a possible recommendation of either bid for ABN AMRO, and in his opinion this would have constituted a conflict of interest in view of other positions he held, he decided not to take part therein. Most of the meetings were preceded by executive sessions of the Supervisory Board. During its executive sessions the Supervisory Board evaluated the functioning and the remuneration of the Managing Board and its individual members. As at the end of 2006 it had evaluated its own composition, its functioning and the functioning of its individual members and had discussed its conclusions, the Supervisory Board did not do this again in 2007, also in light of the changes in the composition of the Supervisory Board following the change of control.

The Chairman and the Company Secretary prepared the agenda for the meetings of the Supervisory Board with the assistance of the Chairman of the Managing Board. Regular agenda items included aspects of the corporate strategy including acquisitions and divestments, compliance and regulatory issues, financial performance, control and risk issues, BU strategies, performance contracts, corporate governance and the organisational structure including senior appointments. The financial performance of ABN AMRO was extensively discussed at the Supervisory Board meetings preceding the publication of quarterly or (semi-)annual results. Relevant executives discussed findings of internal and external auditors. These meetings were preceded by meetings of the Audit Committee, which advised the full Supervisory Board on the approval of the financial results. Comprehensive information provided by the Managing Board and reviewed by the Audit Committee with the assistance of internal and external auditors gave the Supervisory Board a clear picture of the bank’s risks, results, capital and liquidity position, both absolutely and relative to agreed targets and the bank’s chosen peer group. All Supervisory Board committees continued to report their deliberations and findings to the full Board for further discussion and, where appropriate, decisions.

At its meeting in January 2007 the Supervisory Board reviewed and approved the Group Performance Contracts for 2007 as well as the 2007 Managing Board Strategic Agenda. The Employee Engagement Survey 2006 was presented and reviewed providing the basis for a discussion on the functioning of the Top Executive Group including the Managing Board and the performance of its individual members. The performance measurement and compensation of the members of the Managing Board were reviewed and decided upon following recommendations from the Nomination and Compensation Committee.

As well as reviewing and adopting the 2006 results and the dividend proposal at its February meeting, the Board reviewed regulatory, control and audit issues, including SOXA 404 compliance and the results of the Managing Board’s assessment of these issues.

The approach by some hedge funds and the possible consequences and remedies were also discussed. Later in March, the letter from The Children’s Investment Fund (TCI) and further regulatory issues were reviewed in a conference call.

In its March meeting the Board reviewed and approved the 2006 financial statements and reviewed the related auditors and SOXA statements and reports.

The Board extensively discussed the bank’s strategic situation in the light of the shareholders’ approaches, and approved the continuation of the merger talks with ING and, if unsuccessful, with Barclays. It was also agreed to put that the TCI motions should be placed on the agenda of the Annual General Meeting of Shareholders.

A Transaction sub-committee of the Supervisory Board was set up in order to maintain almost daily contact with the Managing Board on behalf of the Supervisory Board with the Managing Board during the ensuing months.

During various meetings in April, the Board debated - among other issues - stand-alone strategies, a merger with Barclays, a sale of LaSalle Bank and the approach from the consortium of RBS, Fortis and Santander. It decided to recommend a merger with Barclays to shareholders and approved the sale of LaSalle Bank to Bank of America.

The many meetings and conference calls conducted during May centred on the continuing merger discussions with Barclays, the situation with regard to the consortium and its acquisition proposals for LaSalle and the bank as a whole, the ruling of the Enterprise Chamber and the consequences of all these developments on the bank’s clients, staff and other stakeholders. Regulatory issues also remained on the Board’s agendas.

In June the Supervisory Board regularly reviewed the ongoing developments with regard to the competing proposals of Barclays and the consortium. To aid these discussions, the Board was presented with analyses of the consequences of a break-up of the bank as contained in the bid by the consortium.

The Board reviewed and approved the half-year financial report 2007 and the interim dividend proposal in July and dealt with a number of audit, risk and regulatory matters. It reviewed alternative strategic options for the bank as fallback scenarios in case one or both bids fall away. Following the launch of the formal consortium offer and of the revised Barclays offer, the merits of both bids were reviewed frequently by the Supervisory Board to come jointly with the Managing Board to a ‘reasoned opinion’ on both offers taking into account the best interests of the company’s shareholders and all stakeholders into account. This opinion which was made public prior to the informative Extraordinary General Meeting of Shareholders, held on 20 September, reflected to a more neutral stance, influenced by the ongoing discussions with the consortium and the substantial price difference between the two offers.

In October the Board nominated new Supervisory and Managing Board members following the change of control of ABN AMRO to the consortium and approved the resignation of the Supervisory Board members and of the chairman of the Managing Board.

At the Extraordinary General meeting of Shareholders on 1 November 2007 these nominations and resignations were adopted by shareholders. In December the Supervisory Board reviewed the Transition Plan before this was sent to The Dutch Central Bank.

Senior Executive Vice Presidents

The Managing Board consulted the Supervisory Board on the appointment of Robert Moore as Senior Executive Vice President BU North America with effect from 1 May 2007.

As a result of this appointment, as well as the other organisational changes and retirements, the number of Senior Executive Vice Presidents decreased by 3 to 19.

Supervisory Board committees

The Supervisory Board has three standing committees: the Audit Committee, the Nomination and Compensation Committee and the Compliance Oversight Committee.

Audit Committee activities

During most of 2007, the Audit Committee of the Supervisory Board was chaired by Lord Sharman of Redlynch. Other members included Marcus Pratini de Moraes, André Olijslager and Arthur Martinez.

Since the Extraordinary General Meeting of Shareholders on 1 November 2007 the composition of the Committee has been as follows: André Olijslager (chairman), Gert-Jan Kramer, Ana Maria Llopis Rivas and Arthur Martinez.

The members collectively have sufficient accounting and financial management expertise to understand the company’s business, financial statements and risk profile. Furthermore, the Supervisory Board has determined that Mr. Martinez possesses the necessary relevant expertise in financial administration and accounting for listed companies and other large companies and therefore qualifies as financial expert within the meaning of the Dutch Corporate Governance Code. It has also determined that Mr. Martinez qualifies as audit committee financial expert in accordance with Section 407 of the Sarbanes-Oxley Act and that he is independent under the applicable US standards.

The Audit Committee was convened six times during the course of 2007. Five of these meetings were regular meetings, while one was an extraordinary meeting called for the purpose of approving financial statements for early release. Each meeting of the Audit Committee was followed by an executive session with the head of Group Audit.

The Audit Committee reviewed, discussed and advised the Supervisory Board with regards to the annual and interim financial statements, the Annual Report, the external auditors’ long-form report, the internal auditors’ management letter (including the Managing Board’s related comments), the structure (including changes, and operation of the internal risk management and control systems), the capital adequacy framework and the impact of the US Sarbanes-Oxley Act, in particular as to ABN AMRO’s compliance with the requirements of Section 404 of this Act. These topics were discussed in the presence of internal and external auditors and senior representatives from Group Finance.

Ernst & Young reported on its independence to the Audit Committee. Ernst & Young has reviewed its engagements with ABN AMRO and confirmed to the Audit Committee that these have not impaired Ernst & Young’s ability to act as independent auditors of ABN AMRO.  During the course of 2007 the Audit Committee actively monitored and reviewed the various potential outcomes of the ongoing corporate developments to determine how they might potentially affect the independence of external audit firms.

The Audit Committee, in the presence of senior representatives from Group Risk Management, also reviewed and discussed ABN AMRO’s overall risk profile (including Credit Risk and Country Event Risk, Interest Rate Risk, Market Risk, Liquidity Risk, Operational Risk and Business Risk), the quality of the loan portfolio and the bank’s large exposures and provisioning for loan losses. It also reviewed the newly introduced Enterprise Risk Management Framework and related reporting, also in addition, the Committee reviewed various risk reports, produced both internally and by third parties, outlining the unique risk profile arising directly as a result of the corporate development activities, in order to ensure that the company’s risk profile was aligned with its risk appetite. Litigation to which ABN AMRO is (potentially) related was also reviewed during the year in the presence of the head of Group Legal. The financial performance and the impact of the credit crisis on this were also discussed.

The Audit Committee reviewed, discussed and approved the Group Audit Strategy 2007-2010. Furthermore the Audit Committee reviewed and approved the 2007 Audit Plan prepared by Group Audit, as well as staff matters including training and recruitment. In addition, the Audit Committee discussed the operational and internal control aspects covered by Group Audit in its audit. In the middle of the year, Group Audit provided a revised assessment of Audit Risk which reflected the impact of corporate activities. This was reviewed and approved by the Audit Committee.

In 2007, the Audit Committee reviewed its pre-approval policy for audit and non-audit services provided by the external auditor. Following this review the Audit Committee pre-approved the nature and the budget for audit, audit-related and non-audit services, in line with this policy.

Nomination & Compensation Committee activities

The membership of the Nomination & Compensation Committee of the Supervisory Board remained unchanged in 2007. The Committee consists of the following three members: Arthur Martinez (chairman), Trude Maas-de Brouwer and Anthony Ruys.

The Chairman of the Managing Board and the head of Group Human Resources were invited to the Nomination and Compensation Committee’s meetings to discuss relevant issues, such as the Managing Board’s composition, succession planning and compensation.

During 2007, the Nomination & Compensation Committee prepared several proposals for consideration by the Supervisory Board. This year these proposals were mostly related to the treatment of the Long Term Incentive Plans in the event of a change of control of ABN AMRO and the Managing Board composition.

The Nomination & Compensation Committee met five times in 2007 and held one meeting via telephone. As in previous years the Committee was assisted by Towers Perrin, an external remuneration consultancy, which provides the Committee with market-related information and professional advice on commonly applied reward elements, best practice and expected developments. These services to the Nomination & Compensation Committee are provided under an arrangement that is separate from Towers Perrin’s other consultancy services to ABN AMRO.

Managing Board compensation

Basic reward philosophy

Two principles guide the compensation policy that applies to Managing Board members. Firstly, the package must be competitive so that ABN AMRO can recruit both internally and externally and retain expert and experienced Managing Board members. Secondly, there must be a strong emphasis on actual performance measured against demanding short-term and longer-term targets.

The Managing Board reward package as it became effective in 2005 consisted of three main direct elements of reward: salary, bonus and the expected value of long-term incentive awards, each with an approximately equal weight. In 2006 the Nomination & Compensation Committee reviewed the structure of the remuneration package in light of the Managing Board compensation policy principles outlined above and of the practices observed among ABN AMRO’s main peers and competitors. These are defined as other major Dutch companies and other European-parented banks. As a result of this review, the Nomination & Compensation Committee believed that, going forward, it would be necessary to increase the number of awards under the Long Term Incentive Plans. The Committee was advised, on the basis of a review of the expected value of the applicable long term incentive awards by the Committee's remuneration consultant Towers Perrin, that the combined expected value of the two long term incentive awards Performance Share Plan (“PSP”) and Share Investment & Matching Plan (“SIMP”) fell below the intended level and also below the mid market level of awards provided by other European banks. This evaluation prompted the Nomination & Compensation Committee to propose to increase the number of shares awarded under the PSP in 2007 and to also reconsider the performance measures that are used. The Supervisory Board and finally the General Meeting of Shareholders on 26 April 2007 approved the proposed changes with retrospective effect from 1 January 2007.

Award levels under the annual PSP grant for 2007 were increased by 25% and a new performance measure was introduced in addition to the two existing measures, which are relative Total Return to Shareholders (TRS) and Return on Equity (RoE). The new measure, earnings per share (EPS), is explicitly linked to sustained growth and is therefore regarded as a valuable new element. As a consequence of the use of three performance measures the awards under the PSP were split into three equal parts, one third based on relative TRS, one third on RoE and one third on EPS growth.

2007 reward package

Base salary

The base salary of ABN AMRO’s Managing Board members is compatible with the base salaries of the managing boards of a European benchmark peer group and also in line with the salary structure for all ABN  AMRO’s top executives. With effect from 1 January 2007 the Managing Board salaries were adjusted upwards by 1% to compensate for the effects of inflation.

Cash bonus

The cash bonus that applies to Managing Board members is expressed as a percentage of their base salary and is based on stretch performance targets for the relevant year, set within the framework of the long-term financial targets of the Group.

The bonus outcome on the basis of the set performance targets is based on the following schedule:

Rating 1	– substantially below target	– 0%
Rating 2	– close to target	– 0 - 150%
Rating 3	– on target	– 150%
Rating 4	– well above target	– 150 - 200%

After the percentage of the bonus is set on the basis of the assessment of the quantitative targets, the Nomination & Compensation Committee reserves the discretion to adjust the bonus outcome within a band of plus or minus 20% of annual gross salary on the basis of the assessment of the qualitative criteria that have been set.

2007 bonus

The Nomination & Compensation Committee decided, considering the special circumstances in 2007 to set the bonus percentage for the Managing Board at 150%. This decision was approved by the Supervisory Board on 19 February 2008. The CFO who left ABN AMRO’s service as from 1 August 2007 is not eligible for a bonus. Details of the 2007 reward packages are included in note 43 to the financial statements.

Future reward package

In the light of the changes in the composition of ABN AMRO's Managing Board the Nomination & Compensation Committee has decided not to conduct the regular annual review of the structure of the Managing Board’s remuneration package. The current packages for the members of the Managing Board originating from ABN AMRO will remain unchanged with one exception.

As a consequence of the cash settlement of all ABN AMRO's Long-Term Incentive Plans on 17 October 2007, no outstanding awards under the former group Long Term Incentive Plans (LTIPs) remain. Since the LTIPs form a consistent part of the Managing Board's reward packages, the consortium partners will propose the introduction of a new transitional Long Term Incentive PLan for the period prior to the final break-up of the company between the three consortium partners.

The Managing Board’s salaries in 2008 will be increased with 2.5%, by way of reflecting inflation, to the rounded off amount of EUR 683.000 for the Managing Board Members on ABN AMRO terms and conditions.

Succession planning

During the year, the Nomination & Compensation Committee and the full Supervisory Board discussed the subject of Managing Board succession planning, although in the second part of 2007 these discussions were more focused on the composition of the new Managing Board.

Compliance Oversight Committee activities

The Compliance Oversight Committee consists of three members all of whom are members of the Supervisory Board. In 2007 the members were Arthur Martinez, Trude Maas-de Brouwer and Rob van den Bergh.

The Committee met five times in 2007. Each meeting was followed by an executive session with the Global Head of Group Compliance & Legal. During its meetings in 2007, the Committee discussed and closely monitored the actions following the Enforcement Actions against ABN AMRO by the US and Dutch regulators. On a quarterly basis the Committee discussed the Group Compliance Reports, elaborating on global regulatory developments and key Group Compliance initiatives.

In line with its Charter – set out in the Rules Governing the Supervisory Board’s Principles and Best Practices - the Compliance Oversight Committee conducted its second self-assessment of its own effectiveness. It was concluded that the functioning of the Committee was perceived to be ‘effective’ and ‘in line with expectations’ by all members.

Contacts with Dutch Central Works Council

In accordance with the covenant concluded in 2003 with the Dutch Central Works Council, members of the Supervisory Board, Louise Groenman, Gert-Jan Kramer, André Olijslager and Anthony Ruys, attended by rotation four meetings of the Central Works Council. Arthur Martinez also had a constructive meeting with representatives of the Central Works Council on a possible merger with Barclays and the plans and consequences of the acquisition by the Consortium. Also the nomination of Ana Maria Llopis Rivas was subject of a meeting with Arthur Martinez. The Dutch Central Works Council was also consulted on the nomination of the three new Supervisory Board members, Jean-Paul Votron and Juan Rodriquez Inciarte and Sir Fred Goodwin after the acquisition by the Consortium.

A joint meeting of the Supervisory Board, the Managing Board and the Central Works Council was held on 27 February 2008.

CORPORATE GOVERNANCE

Corporate governance at ABN AMRO is defined by the way ABN AMRO organises and conducts the relationship between the Managing Board, the Supervisory Board and ABN AMRO’s shareholders.

ABN AMRO has always maintained high corporate governance standards and the consortium are committed to maintaining this through the transition period. For ABN AMRO, good corporate governance is critical to ABN AMRO’s ability to realise ABN AMRO’s strategic goal of creating sustainable long-term value for all ABN AMRO’s stakeholders – including ABN AMRO’s shareholders, ABN AMRO’s clients, ABN AMRO’s employees and society at large. It is the foundation of ABN AMRO’s licence to operate.

In order to achieve good corporate governance, ABN AMRO organises the company in a way that promotes first-class entrepreneurship by the Managing Board and effective supervision by the Supervisory Board. Integrity, transparency and accountability are key elements of ABN AMRO’s corporate governance, as they are in ABN AMRO’s business as a whole. These key elements ensure that the controls and oversight necessary for effective risk management, proper compliance with regulations, and accurate and complete disclosure of information to the market are in place and functioning well.

ABN AMRO’s guiding compass in these matters is provided by ABN AMRO’s Corporate Values and Business Principles, which constitute ABN AMRO’s ‘code of ethics’.

As a Netherlands-based and listed company, ABN AMRO adheres to the Dutch Corporate Governance Code. Also, as a company registered with the US Securities and Exchange Commission (SEC) and listed on the New York Stock Exchange, ABN AMRO is subject to US securities laws and the applicable corporate governance rules imposed by the New York Stock Exchange.

Supervisory Board

ABN AMRO Holding N.V.’s Supervisory Board supervises the policy conducted by the Managing Board, as well as the company’s general course of affairs and its business. In addition, it is charged with assisting and advising management. In performing their duties, the members of the Supervisory Board are guided by the interests of the company and the enterprise connected with it and shall take into account the relevant interests of the company’s shareholders. Certain powers are vested with the Supervisory Board, including the approval of certain resolutions by the Managing Board.

The Supervisory Board is in principle an independent body. Members of the Supervisory Board are appointed by the General Meeting of Shareholders. The Supervisory Board nominates one or more candidates for each vacant seat. Details of the Supervisory Board’s nomination process can be found on page 91.

Supervisory Board members are appointed for a term of four years and may be re-appointed after that term. Members of the Supervisory Board may serve a maximum term of 12 years from the date of their first appointment. In principle, each member agrees to retire by the day on which the annual General Meeting of Shareholders is held in the year in which he or she reaches the age of 70.

Candidates recommended for appointment or re-appointment to the Supervisory Board should meet the criteria of the membership profile, which are set out in the Rules Governing the Supervisory Board’s Principles and Best Practices of ABN AMRO Holding N.V..

Under the Dutch Corporate Governance Code, all members of the Supervisory Board must be independent. However, ABN AMRO is currently deviating from that standard, as ABN AMRO has three Supervisory Board members who can be considered not to be independent within the scope of the Dutch Corporate Governance Code. For more information ABN AMRO refers to page 89.

In case of a (potential) conflict of interest of material significance between a member of the Supervisory Board and the company, the Chairman of the Supervisory Board shall be notified. Details of the Supervisory Board’s remuneration package can be found in note 43 to the financial statements.

The Chairman and Vice Chairman are appointed by the Supervisory Board from among its members. The Supervisory Board also appoints from its members the Audit Committee of at least four members, the Nomination & Compensation Committee of at least three members and the Compliance Oversight Committee of at least three members. The committee members are appointed until further notice. All committee members are considered independent within the scope of the Code.

The Rules Governing the Supervisory Board’s Principles and Best Practices of ABN AMRO Holding N.V. are available on ABN AMRO’s website at www.abnamro.com. These rules also include the terms of reference of the Audit Committee, the Nomination & Compensation Committee, and the Compliance Oversight Committee.

On ABN AMRO’s website you may also find detailed curriculum vitae of each of the Supervisory Board members. In addition, a curriculum vitae for each new member of the Supervisory Board is included in ABN AMRO’s Annual Report published in the year in which he or she is appointed.

Audit Committee

The Audit Committee of the Supervisory Board reviews and advises the Supervisory Board and subsequently the Managing Board on the quarterly statements, the Annual Report, the annual financial statements and the internal and external auditors’ management letters. It regularly reviews the overall risk profile, the quality of the loan portfolio and ABN AMRO’s large exposures. In addition, the Audit Committee reviews the consistency of ABN AMRO’s accounting policies, the internal audit function, the Group Audit Charter, and internal risk management and control systems. The Audit Committee also reviews ABN AMRO’s risk management policy and reports on litigation and acquisitions. In accordance with the Group Audit Charter, the head of Group Audit has a direct reporting line to the chairman of the Audit Committee.

Auditor independence is a particularly important issue for the Audit Committee. It formally evaluates the independence of the external auditor, the measures used to control the quality of the external auditor’s work, and the annual audit budget. The Audit Committee’s policy on auditor independence governs the appointments, compensation, and oversight of the external auditor. The external audit firm is appointed or reappointed by the General Meeting of Shareholders for a period of five years on the advice of the Supervisory Board. To ensure its independence, the Auditor Independence Policy prohibits the external auditors from providing certain non-audit services to the Bank.

The Audit Committee is responsible for pre-approving audit, audit-related and permitted non-audit services provided by the external auditor. In exercising its pre-approval authority, the Audit Committee considers whether the proposed services are consistent with the continued independence of the external auditor. Both the Auditor Independence Policy and the Audit Committee Pre-Approval Policy for External Audit Firm Services can be viewed on ABN AMRO’s website at www.abnamro.com.

Nomination & Compensation Committee

The Nomination & Compensation Committee is a combined remuneration and selection and appointment committee as defined in the Dutch Corporate Governance Code. The tasks and responsibilities of the Nomination & Compensation Committee of the Supervisory Board can be divided into tasks related to nomination and to compensation.

Its nomination responsibilities include preparing for the selection and nomination of members of the Supervisory and Managing Boards by preparing and periodically reviewing the succession plans of these Boards on the basis of agreed profiles. The granting of the title of Senior Executive Vice President to eligible persons and the management development programs for top executives are also discussed in the Nomination & Compensation Committee. Where relevant, the Nomination & Compensation Committee informs the full Supervisory Board.

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

Compliance Oversight Committee

The role of the Compliance Oversight Committee is to supervise the ABN AMRO’s compliance organisation, activities and risk profile. More specifically, the committee is responsible for supervising and monitoring − and advising the Managing Board on − the effects of internal risk management and control systems relating to compliance. These duties include supervising the enforcement of the relevant legislation and regulations, and overseeing compliance with the codes of conduct. The Compliance Oversight Committee is also responsible − along with the full Supervisory Board − for setting the right tone from the top by communicating the importance of compliance to the Managing Board and ABN AMRO as a whole, and by overseeing the Managing Board’s communications about the importance of compliance.

The Compliance Oversight Committee discusses compliance risk profiles on a regular basis. In addition, the Committee reviews the compliance plan developed by Group Compliance and approved by the Managing Board, and monitors its implementation. The Committee is also responsible for supervising the functioning of Group Compliance, and, in particular, for ensuring that Group Compliance is appropriately staffed, compensated, resourced, and supported by other units of ABN AMRO. The Head of Group Compliance & Legal has a direct reporting line to the Chairman of the Compliance Oversight Committee.

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

The Chairman of the Managing Board leads the Board in its overall management of the company to achieve its performance goals and ambitions. The Chairman is the main point of liaison with the Supervisory Board. The Chief Financial Officer is responsible for the financial affairs of the company, and the Chief Risk Officer is responsible for the company’s risk management and operational risk control. Alongside their overall corporate responsibilities, the members of the Managing Board are responsible for the management of the BUs, Group Functions and Services. The Managing Board has delegated certain tasks to committees.

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

Dutch Corporate Governance Code

The Dutch Corporate Governance Code (the Code) took effect on 1 January 2004.

ABN AMRO is pleased to confirm that ABN AMRO – and, where relevant, the Trust Office – applies the principles and (applicable) best practice provisions of the Code, with the exception of the following best practice provisions: II.1.1, II.2.7, II.3.3, III.2.1, III.5.11, III.6.2 and IV.1.1. It remains ABN AMRO’s belief that it is in ABN AMRO’s best interest and in the best interest of ABN AMRO’s various stakeholders, to apply different best practices in these specific areas.

Best practice provision II.1.1 states that a managing board member is appointed for a maximum period of four years and that a member may be reappointed for a term of not more than four years at a time.

With the exception of Wilco Jiskoot and Joost Kuiper ABN AMRO applies best practice provision II.1.1 to the current members of ABN AMRO’s Managing Board, who have been appointed in line with best practice provision II.1.1 for a maximum period of four years and may be reappointed for a term of not more than four years at that time. Wilco Jiskoot and Joost Kuiper have been appointed for an indefinite period in accordance with the statutory obligations applicable at the time of their appointment.

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

The employment contracts of those members of ABN AMRO’s Managing Board that were already in place as at 1 January 2004 (the date on which the Dutch Corporate Governance Code took effect) remain unchanged. The Supervisory Board intends to interpret the redundancy scheme as set out in these employment contracts in accordance with best practice provision II.2.7.

For some other members of the Managing Board ABN AMRO does not fully apply this best practice provision. The underlying employment contracts of the three members who were appointed to the Managing Board with effect from 1 January 2006, which are Senior Executive Vice President employment contracts under Dutch law, continue. However, all entitlements under these contracts, including the entitlements under the redundancy clause, have been suspended during membership of the Managing Board, and replaced by another employment contract applicable to Managing Board members. ABN AMRO has not included a redundancy clause in these contracts and shall apply best practice provision II.2.7 as follows: in the event of a termination of the Managing Board membership, the suspended employment contract will be reinstated. If it is deemed necessary to terminate that contract in the future, this will happen in accordance with Dutch labour law.

Principle II.3 states that any conflict of interest or apparent conflict of interest between the company and managing board members shall be avoided.

This principle has been elaborated in best practice provisions II.3.1 to II.3.4. Following the acquisition by RBS, Fortis and Santander through the Dutch vehicle RFS Holdings B.V. of nearly all of the shares of the company, a nomination was made for the new structure and membership of the Managing Board and Supervisory Board of the company. These changes were confirmed at the Extraordinary General Meeting on 1 November 2007.

Several new members of the Managing Board also serve in a number of managing and supervising capacities at the various consortium companies. They have taken part and will take part in discussions or decision-making that involves or will involve a subject or transaction relating to the separation and transfer of the ABN AMRO businesses to the respective consortium banks. This could constitute a conflict of interest within the scope of best practice provision II.3.2. In this respect ABN AMRO does not apply best practice provision II.3.3. with respect to these subjects and transactions, but otherwise ABN AMRO reports that best practice provisions II.3.2 to II.3.4 inclusive, have been complied with, where applicable.

Best practice provision III.2.1 states that all supervisory board members, with the exception of not more than one person, shall be independent within the meaning of best practice provision III.2.2.
A description of independence is given in best practice provision III.2.2. As mentioned under principle II.3 above, following the acquisition by the consortium banks a new structure and membership for the Supervisory Board was put in place. The new Supervisory Board members are Jean-Paul Votron, Chief Executive of Fortis, Sir Fred Goodwin, Chief Executive of RBS, and Juan Rodriquez Inciarte, Group Executive Vice President and Head of Santander Consumer Finance.

In view of the criteria for independence mentioned in best practice provision III.2.2. these three Supervisory Board members cannot be considered to be independent. Therefore, ABN AMRO does not apply best practice provision III.2.1. In accordance with best practice provision III.2.3 the Supervisory Board members who cannot be considered to be independent are listed in the report of the Supervisory Board.

Best practice provision III.5.11 states that the remuneration committee shall not be chaired by the chairman of the supervisory board or by a former member of the management board of the company, or by a supervisory board member who is a member of the managing board of another listed company.

As mentioned on page 88 ABN AMRO’s Supervisory Board has a combined remuneration and selection and appointment committee, entitled the Nomination & Compensation Committee. As ABN AMRO attaches great value to the coordinating role of the Chairman of the Supervisory Board, especially in respect of the selection and nomination process of Supervisory Board and Managing Board members, the Chairman of the Supervisory Board will continue to chair the Nomination & Compensation Committee.

Principle III.6 states that any conflict of interest or apparent conflict of interest between the company and supervisory board members shall be avoided.
This principle has been elaborated in best practice provision III.6.1 to III.6.7. ABN AMRO’s explanation of principle II.3 applies mutatis mutandis to the three new Supervisory Board members, Jean-Paul Votron, Sir Fred Goodwin and Juan Rodriquez Inciarte, who likewise have taken and will take part in discussions or decision-making that involves or will involve a subject or transaction relating to the separation and transfer of the ABN AMRO businesses to the respective consortium companies. As this may constitute a conflict of interest within the scope of best practice provision III.6.1, ABN AMRO does not apply best practice provision III.6.2 with respect to these subjects and transactions, but otherwise ABN AMRO reports that best practice provisions III.6.1 to III.6.3 inclusive have been complied with, where applicable.

Similarly the transactions relating to the separation and transfer of the ABN AMRO businesses to the respective consortium banks can fall within the scope of best practice provision III.6.4 in view of the holding by the consortium banks of nearly all of the ABN AMRO shares. For this reason ABN AMRO hereby confirms that best practice provision III.6.4 has been observed, where applicable.

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

ABN AMRO does not have a statutory two-tier status (‘structuurregime’). ABN AMRO’s Supervisory Board has decided, for the time being, to make non-binding nominations for the appointment of its members and for the appointment of members of the Managing Board. This means that the appointment of a candidate for the Supervisory Board or the Managing Board – if made on the basis of a non-binding nomination – requires an absolute majority in the General Meeting of Shareholders, in which case ABN AMRO applies best practice provision IV.1.1. If a candidate for the Supervisory Board or the Managing board is proposed on the basis of a binding nomination, in accordance with its Articles of Association, the binding nature of the nomination can be set aside by the General Meeting of Shareholders passing a resolution with at least two-thirds majority of the votes cast representing more than half of the economic value of the capital. Candidates that have been nominated by the shareholders require a similar majority in order to be appointed. This means that in the event that the Supervisory Board decided in the future to make binding nominations (or a binding nomination) or in the event of a nomination by shareholders, ABN AMRO would not apply best practice provision IV.1.1.

In accordance with ABN AMRO’s Articles of Association, the following procedure has to be followed for the dismissal of members of the Managing Board and Supervisory Board. A distinction has been made between situations in which the Supervisory Board submits a proposal to the General Meeting of Shareholders to dismiss a member of the Managing Board or Supervisory Board and situations in which the proposal to dismiss a member of the Managing or Supervisory Board is submitted at the initiative of shareholders. The first of these situations requires an absolute majority of the General Meeting of Shareholder, and in this case ABN AMRO applies best practice provision IV.1.1. In the event of the second situation arising, a two-third majority of the votes cast, representing more than half of the economic value of the capital, is required. For this reason, ABN AMRO will continue to apply these procedures with regard to the nominations for the appointment and dismissal of Supervisory Board and Managing Board members.

Internal risk management and control systems

Best practice provision II.1.4 of the Code states that the Managing Board shall declare in the annual report that the internal risk management and control systems are adequate and effective; it shall provide clear substantiation of this. In the annual report, the Managing Board shall report on the operation of the internal risk management and control system during the year under review. In doing so, it shall describe any significant changes that have been made and any major improvements that are planned, and shall confirm that they have been discussed with the audit committee and the supervisory board.

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

With regard to financial reporting risks the Managing Board declares that:

•	There is reasonable assurance that ABN AMRO’s financial reporting does not contain any errors of material importance.
•	ABN AMRO’s risk management and control systems have worked properly in 2007.
•	There are no indications that ABN AMRO’s risk management and control systems will not work properly in 2008.

The other risks, such as operational, strategic, legislative and regulatory risks, and additional risks ABN AMRO has identified and manages are described in different sections of this Annual Report, including the chapters Risk and the Capital Management (starting on page 52).

The statements made above and references to other risks do not imply that ABN AMRO’s risk management and control systems provide certainty as to the realisation of operational and financial business objectives, nor that these systems can at all times prevent misstatements, inaccuracies, errors, fraud and non-compliance with rules and regulations.

Taking the disclaimer above into account, the Managing Board believes that best practice provision II.1.4 of the Dutch Corporate Governance Code, taking into account the recommendations of the Corporate Governance Code Monitoring Committee, is fulfilled.

ABN AMRO’s internal control system is in line with the recommendations of the Committee of Sponsoring Organisations of the Treadway Commission (COSO).

Corporate governance in the United States

As an SEC-registered company, listed on the New York Stock Exchange, ABN AMRO is subject to US securities laws, including the Sarbanes-Oxley Act, and certain corporate governance rules imposed by the New York Stock Exchange. Following the introduction of the Sarbanes-Oxley Act, ABN AMRO established a Disclosure Committee that formalised the roles, tasks and disciplines that were already in place for ensuring the accuracy and completeness of information disclosed to the market.

ABN AMRO’s report on internal control over financial reporting under section 404 of the US Sarbanes-Oxley Act is included in this annual report 2007 that is also a Form 20-F as filed with the SEC.

The New York Stock Exchange listing rules

As a foreign issuer with American Depositary Shares listed on the New York Stock Exchange, ABN AMRO is allowed to follow its home country practices with respect to most corporate governance matters, but ABN AMRO are generally obliged to disclose any significant ways in which ABN AMRO’s corporate governance practices differ from the New York Stock Exchange standards applicable to US companies. The main exception to this is that ABN AMRO must fully comply with the SEC rules relating to the composition, responsibilities and operation of audit committees.

For more information on ABN AMRO’s Supervisory Board’s Audit Committee see page 87.

The following are the significant differences between ABN AMRO’s corporate governance practices and the New York Stock Exchange standards applicable to US companies:

•
Like many public Dutch companies, ABN AMRO has a two-tier governance structure. As described here in more detail, ABN AMRO’s Managing Board is composed of ABN AMRO’s principal officers and is responsible for the day-to-day management of ABN AMRO’s affairs. The Managing Board functions under the supervision of ABN AMRO’s Supervisory Board, which must approve specified decisions of the Managing Board. Members of the Managing Board and other officers and employees are excluded from membership of the Supervisory Board. Members of the Managing Board and Supervisory Board are appointed by the General Meeting of Shareholders upon a nomination by the Supervisory Board.

•
Both sets of practices require that a majority of the members of the board of directors must be independent, but the relevant definitions of independence differ. In some cases ABN AMRO’s definition is stricter; for example, ABN AMRO has a longer ‘look-back’ period for former executive directors. In other cases, the definition applied by the New York Stock Exchange is stricter.

•
Unlike the New York Stock Exchange rules, ABN AMRO’s corporate governance practices permit the Supervisory Board’s sub-committees to have a member who is not independent. At this moment, however, all members of the sub-committees of ABN AMRO’s Supervisory Board are, in fact, independent.

The responsibility for ABN AMRO’s corporate governance practices lies with the Managing Board and the Supervisory Board as a whole, and is not delegated to a sub-committee of the Supervisory Board. In general, ABN AMRO believes that ABN AMRO’s current corporate governance practices are consistent in principle with the New York Stock Exchange standards applicable to US companies.

Management’s report on internal control over financial reporting

Under Section 404 of The Sarbanes-Oxley Act of 2002, ABN AMRO is required to assess the effectiveness of its internal control over financial reporting as of 31 December 2007 and report, based on that assessment, whether ABN AMRO’s internal controls over financial reporting are effective.

The management of ABN AMRO is responsible for establishing and maintaining adequate internal control over financial reporting for ABN AMRO as defined in Rule 13(a) - 15 (f) under the Securities Exchange Act of 1934, as amended.

ABN AMRO’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. For ABN AMRO generally accepted accounting principles refers to International Financial Reporting Standards as adopted by the EU and IFRS as issued by the IASB.

ABN AMRO’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of ABN AMRO and its consolidated entities; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of ABN AMRO are being made only in accordance with authorisations of management and directors of ABN AMRO; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of ABN AMRO’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ABN AMRO’s management assessed the effectiveness of ABN AMRO’s internal control over financial reporting as of 31 December 2007. In making this assessment, ABN AMRO used the criteria established by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. ABN AMRO’s assessment included documenting, evaluating and testing of the design and operating effectiveness of its internal control over financial reporting. The management of ABN AMRO reviewed the results of its assessment with the Supervisory Board and its Audit Committee.

The transition of ABN AMRO to its new Consortium owners may have an impact on the control environment in 2008. This is incorporate and monitored as part of the transition management.

Based on this assessment, management concluded that, as of 31 December 2007, ABN AMRO’s internal control over financial reporting was effective.

The effectiveness of ABN AMRO’s internal control over financial reporting as of 31 December 2007 has been audited by Ernst & Young, an independent registered public accounting firm, as stated in their report appearing on this page.

Date	25 March 2008

By:	/s/ Mark Fisher		By:	/s/ John Hourican
	Name:	Mark Fisher		Name:	John Hourican
	Title:	Chairman of the Managing Board		Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Supervisory Board and the Managing Board of ABN AMRO Holding N.V.

We have audited ABN AMRO Holding N.V.’s internal control over financial reporting as of 31 December 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ABN AMRO Holding N.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the Management’s Report On Internal Control Over Financial Reporting on page 93. Our responsibility is to express an opinion the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, ABN AMRO Holding N.V. maintained, in all material respects, effective internal control over financial reporting as of 31 December 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of ABN AMRO Holding N.V. and subsidiaries as of 31 December 2007 and 2006, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended 31 December 2007 and our report dated 25 March 2008 expressed an unqualified opinion thereon.

Amsterdam, 25 March 2008

/s/ Ernst & Young Accountants

ABN AMRO’s employees

Human capital builds financial capital

As at 31 December 2007, ABN AMRO employed 102,556 people working in over 50 countries. Given this diverse environment, it is essential that ABN AMRO has robust policies and practices in place to support ABN AMRO’s employees and ensure ABN AMRO is positioned as an ‘employer of choice’. Key elements of ABN AMRO’s approach to human resources management include ABN AMRO’s Corporate Values and Business Principles as well as ABN AMRO’s compliance, sustainability, and diversity and inclusion policies. This approach ensured that ABN AMRO continued to attract and retain top talent in 2007, developing those individuals both professionally and personally, while stimulating them throughout their careers.

Managing change

When ABN AMRO was acquired in 2007, there was an immediate need to increase ABN AMRO’s organisational readiness for change. Human Resources was responsible for developing and rolling out pre-acquisition toolkits and workshops to help internal stakeholders such as managers and executives deal with uncertainty and change. In addition to the ‘soft currency’ approach, ABN AMRO took a series of harder stabilisation measures to ensure that the value of ABN AMRO was preserved. ABN AMRO is proud that ABN AMRO maintained a strong focus on clients and delivery of products and services throughout this period of uncertainty.

SECTION 4  FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

Accounting policies	98
Consolidated income statement for the year ended 31 December	116
Consolidated balance sheet at 31 December	117
Consolidated statement of changes in equity for the year ended 31 December	118
Consolidated cash flow statement for the year ended 31 December	119
Notes to the consolidated financial statements	120

Company financial statements	225
Accounting policies	225
Company income statement for the year ended 31 December	226
Company balance sheet at 31 December	226
Company statement of changes in equity for the year ended 31 December	227
Notes to the company financial statements	228

ACCOUNTING POLICIES

Corporate Information

ABN AMRO Holding N.V. is the parent company of the ABN AMRO consolidated group of companies (referred to as the ‘Group’, ‘ABN AMRO’ or ‘ABN AMRO Group’). The Group provides a broad range of financial services on a worldwide basis, including consumer, commercial and investment banking.

On 17 October 2007 RFS Holdings B.V. (“RFS”), a company whose shares are held by The Royal Bank of Scotland Group plc (“RBS”), Banco Santander S.A. (“Santander”), Fortis N.V. and Fortis SA/N.V. (“Fortis”), acquired 85.6% of ABN AMRO Holding N.V. Through subsequent purchases RFS increased its stake in ABN AMRO to 99.3% as per 31 December 2007. RFS is controlled by RBS, which is incorporated in the UK and registered at 36 St. Andrew Square, Edinburgh, Scotland. From this date RBS is the ultimate parent company of ABN AMRO Holding N.V.

ABN AMRO Holding N.V. is a public limited liability company, incorporated under Dutch law on 30 May 1990, and registered at Gustav Mahlerlaan 10, 1082 PP Amsterdam, the Netherlands. The Group is listed on the Stock Exchanges of Amsterdam and New York. As ordinary shares in ABN AMRO Holding N.V. are listed on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts, ABN AMRO has to publish an annual report on Form 20-F (Form 20-F) that conforms to the rules of the Securities and Exchange Commission (SEC) applicable to foreign registrants. This annual report meets those rules and a cross reference table to the sections of the Form 20-F is included on page 231 of this report.

The consolidated financial statements of the Group for the year ended 31 December 2007 incorporate figures of ABN AMRO, its controlled entities and interests in associates. The consolidated financial statements were signed and authorised for issue by the Supervisory Board and Managing Board on 20 February 2008. The articles of association of ABN AMRO do not give shareholders or others the power to amend the financial statements after issuance. However the right to request an amendment of the financial statements is embedded in the Netherlands Civil Code. Interested parties have the right to ask the Enterprise Chamber of the Amsterdam Court of Appeal for a revision of the financial statements.

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as  adopted by the European Union (EU). The Group does not utilise the portfolio hedging ‘carve out’ permitted by the EU. Accordingly, the accounting policies applied by the Group comply fully with IFRS issued by the International Accounting Standards Board (IASB).

Summary significant accounting policies

Basis of preparation

The consolidated financial statements are prepared on a mixed model valuation basis as follows:

-
fair value is used for: derivative financial instruments, financial assets and liabilities held for trading or designated as measured at fair value through income, and available-for-sale financial assets,

-	other financial assets (including ‘Loans and Receivables’) and liabilities are valued at amortised cost,
-	the carrying value of assets and liabilities measured at amortised cost included in a fair value hedge relationship is adjusted with respect to fair value changes resulting from the hedged risk,
-	non-financial assets and liabilities are generally stated at historical cost.

The consolidated financial statements are presented in euros, which is the presentation currency of the Group, rounded to the nearest million (unless otherwise noted).

Certain amounts in the prior periods have been reclassified to conform to the current presentation.

Changes in accounting policies

IFRS standards

IFRS 7 Financial Instruments: Disclosures was issued in August 2005 and is applied by ABN AMRO from the financial year 2007. IFRS 7 requires additional disclosures in the financial statements to evaluate the significance of financial instruments and the nature and extent of risks arising from financial instruments.

IFRS 8 Operating Segments was issued in November 2006 and adopted by the EU in November 2007 and is effective for annual reporting periods beginning on or after 1 January 2009 but early adoption is permitted. The Group adopted IFRS 8 on 1 January 2007. The standard replaces IAS 14 Segment Reporting in setting out requirements for disclosure of information about an entity’s operating segments, revenues derived form its products and services, the geographical areas in which it operates, and its major customers.

IFRIC interpretation 8 Scope of IFRS 2 was issued in January 2006 and became effective for the Group on 1 January 2007. It requires IFRS 2 Share-based Payment to be applied to any arrangements where equity instruments are issued for consideration which appears to be less than fair value. As equity instruments are only issued to employees in accordance with the employee share scheme, the interpretation has no impact on the financial position or results of the Group.

IFRIC interpretation 9 Reassessment of Embedded Derivatives was issued in March 2006 and became effective for the Group on 1 January 2007. This interpretation establishes that the date to assess the existence of an embedded derivative is the date an entity first becomes a party to the contract with subsequent reassessment prohibited unless there is a change in terms of the contract that significantly modifies the cash flows. This interpretation is consistent with our accounting policies and has no impact on the financial position or results of the Group.

IFRIC interpretation 10 Interim Financial Reporting & Impairment was issued in July 2006 and becomes effective for the Group on 1 January 2007. It states that an entity shall not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost. The adoption of this interpretation has no impact on the financial position or results of the Group.

Other changes

The Group revised the presentation of interest income and expense related to trading activities. Trading book interest is reported in net trading income and no longer reported within net interest income. Trading income now comprises gains and losses on financial instruments held for trading, both realised and unrealised, interest income and dividends as well as the related funding costs. The disclosures for 2006 and 2005 financial information has been reclassified, where necessary, to conform with the presentation adopted in 2007.

Critical accounting policies

The preparation of financial statements in conformity with IFRS requires management to make difficult, complex or subjective judgments and estimates, at times, regarding matters that are inherently uncertain. These judgments and estimates affect reported amounts and disclosures. Actual results could differ from those judgments and estimates. The most significant areas requiring management to make judgments and estimates that affect reported amounts and disclosures are as follows:

Allowance for loan losses

Allowances for loan losses are made to reserve for estimated losses in outstanding loans for which there is any doubt about the borrower’s capacity to repay the principal and/or the interest. The allowance for loan losses is intended to adjust the value of the Group’s loan assets for probable credit losses as of the balance sheet date. Allowances are determined through a combination of specific reviews, statistical modelling and estimates. Certain aspects require judgment, such as the identification of loans that are deteriorating, the determination of the probability of default, the expected loss, the value of collateral and current economic conditions. Though we consider the allowances for loan losses to be adequate, the use of different estimates and assumptions could produce different allowances for loan losses, and amendments to allowances may be required in the future, as a consequence of changes in the value of collateral, the amounts of cash to be received or other economic events. For a further discussion on our allowance for loan losses, see note 18 to our consolidated financial statements.

Fair value of financial instruments

For financial instruments that are actively traded and for which quoted market prices or market parameters are readily available, there is little subjectivity in the determination of fair value. However, when observable market prices and parameters do not exist, management judgment is necessary to estimate fair value.

For instruments where no active liquid market exists, or quoted prices are unobtainable, recent market transactions are used or the fair value is estimated using a variety of valuation techniques – including reference to similar instruments for which market prices do exist or valuation models, such as discounted cash flow or Black & Scholes.

The Group refines and modifies its valuation techniques as markets and products develop and the pricing for such products becomes more or less transparent.  Financial markets are sometimes subject to significant stress conditions where steep falls in perceived or actual asset values are accompanied by a severe reduction in market liquidity, such as recent events in the US sub prime residential mortgage market. In such cases, observable market data may become less reliable or disappear altogether. Where there is doubt over the reliability of the market data or it is no longer available, other valuation techniques are used. These alternative techniques would incorporate proprietary information as additional input and may include scenario analysis and discounted cash flow calculations.

Unobservable inputs are estimated using a combination of management judgment, historical data, market practice and benchmarking to other relevant observable market data. Where significant inputs to the valuation of a new transaction cannot be reliably sourced from external providers, the transaction is initially recognised at its transaction price. The difference between the transaction price and the internal valuation at inception, calculated using a model, is reserved and amortised to income at appropriate points over the life of the instrument, typically taking account of the ability to obtain reliable external data, the passage of time and the use of offsetting transactions. Subsequent changes in fair value as calculated by the valuation model are reported in income.

Fair values include appropriate adjustments to account for known inadequacies in the valuation models or to reflect the credit quality of the instrument or counterparty. Factors that could affect estimates are incorrect model assumptions, market dislocations and unexpected correlation.  We believe our estimates of fair value are adequate. However, the use of different models or assumptions could result in changes in our reported results. For a further discussion on the use of fair values and the impact of applying reasonable possible alternative assumptions as inputs, see note 37 to the consolidated financial statements.

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

Pension and post-retirement benefits

Significant pension and post-retirement benefit costs are based on actuarial calculations. Inherent within these calculations are assumptions including: discount rates, salary increases and the expected return on plan assets. Changes in pension and post-retirement costs may occur in the future as a consequence of changes in interest rates, the return on assets or other factors. For a further discussion on the underlying assumptions, see note 28 to our consolidated financial statements.

Goodwill and intangible assets

Goodwill is not amortised but is subject to an annual test for impairment or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. The initial recognition and measurement of goodwill and other intangibles, and subsequent impairment analysis, requires management to make subjective judgments concerning estimates of how the acquired asset will perform in the future using a discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behaviours and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions. Other intangibles are systematically amortised over their estimated useful lives, and are subject to impairment if events or circumstances indicate a possible inability to realise their carrying amount.

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

Business combinations

IFRS 3 ‘Business combinations’ was adopted for all business combinations taking place after 1 January 2004. Goodwill on acquisitions prior to this date was charged against equity. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the Group’s share of the fair value of the identifiable net assets (including certain contingent liabilities) acquired is recorded as goodwill.

In a step acquisition, where control is obtained in stages, all assets and liabilities of the acquired subsidiary, excluding goodwill, are adjusted to their fair values at the date of the latest share acquisition transaction. Fair value adjustments relating to existing holdings are recorded directly in equity.

Equity accounted investments

Equity accounted investments comprises associates. Associates are those enterprises in which the Group has significant influence (this is generally assumed when the Group holds between 20% and 50% of the voting rights), but not control, over the operating and financial policies.

Investments in associates of a private equity nature are designated to be held at fair value with changes through income, consistent with the management basis for such investments.

Other investments, in associates including the Group’s strategic investments, are accounted for using the ‘Net equity method’ and presented as ‘Equity accounted for investments’. Under this method the investment is initially recorded at cost and subsequently increased (or decreased) for post acquisition net income (or loss), other movements impacting the equity of the investee and any adjustments required for impairment. The Group’s share of profit or loss of the investee is recognised and separately disclosed in the Group’s income statement. When the Group’s share of losses exceeds the carrying amount of the investment, the carrying amount is reduced to zero, including any other unsecured receivables, and recognition of further losses is discontinued except to the extent that the Group has incurred obligations or made payments on behalf of the investee.

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

Non-current assets held for sale and discontinued operations

Non-current assets and/or businesses are classified as held for sale if their carrying amount is to be recovered principally through a sale transaction planned to occur within 12 months, rather than through continuing use. Held for sale assets are measured at the lower of their carrying amount and fair value less costs to sell. Assets and liabilities of a business held for sale are separately presented. Businesses that may be transferred to shareholders (the consortium banks) through means as a distribution will not be presented as businesses held for sale. After distribution the results of such businesses may in some cases qualify as discontinued.

The results of discontinued operations (an operation held for sale that represents a separate major line of business or a geographical area of operation) are presented in the income statement as a single amount comprising the net profit and/or net loss of the discontinued operation and the after tax gain or loss realised on disposal. Comparative income statement data is re-presented if in the current period an activity qualifies as discontinuing and qualifies for separate presentation.

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

Transactions in a currency that differs from the functional currency of the transacting entity are translated into the functional currency at the foreign exchange rate at transaction date. Monetary assets and liabilities denominated in foreign currencies at reporting date are retranslated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities accounted for at cost, if denominated in foreign currency at the reporting date are retranslated to the functional currency at the exchange rate that date are translated at the foreign exchange rate prevailing at the date of initial recognition.

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

The assets and liabilities of foreign operations, including goodwill and purchase accounting adjustments, are translated to the Group’s presentation currency, the Euro, at the foreign exchange rates prevailing at the reporting date. The income and expenses of foreign operations are translated to the Euro at the rates prevailing at the end of the month. Currency translation differences arising on these translations are recognised directly in equity (‘currency translation account’). Exchange differences recorded in equity, arising after transition to IFRS on 1 January 2004, are included in the income statement on disposal or partial disposal of the operation.

Fiduciary activities

The Group commonly acts as trustee and in other fiduciary capacities that entail either the holding or placing of assets on behalf of individuals, trusts or other institutions. These assets are not assets of the Group and are therefore not included in these financial statements.

Income statement

Interest income and expenses

Interest income and expense is recognised in the income statement using the effective interest rate method. The application of this method includes the amortisation of any discount or premium or other differences, including transaction costs and qualifying fees and commissions, between the initial carrying amount of an interest-bearing instrument and its amount at maturity calculated on an effective interest rate basis. This item does not include interest income and expense in relation to trading balances which is included within net trading income.

Income from debt and other fixed-income instruments is recognised using the effective interest method in interest income. Dividend income from other equity instruments is recognised in results from financial transactions when the right to receive such income is established.

Fee and commission income

Fees and commissions are recognised as follows:

-
Fees and commissions generated as an integral part of negotiating and arranging a funding transaction with customers, such as the issuance of loans are included in the calculation of the effective interest rate and are included in interest income and expense.

-	Fees and commissions generated for transactions or discrete acts are recognised when the transaction or act is completed.
-	Fees and commissions dependent on the outcome of a particular event or contingent upon performance are recognised when the relevant criteria have been met.
-
Service fees are typically recognised on a straight-line basis over the service contract period; portfolio and other management advisory and service fees are recognised based on the applicable service contracts.

-
Asset management fees related to investment funds are also recognised over the period the service is provided. This principle is also applied to the recognition of income from wealth management, financial planning and custody services that are provided over an extended period.

Net trading income

Net trading income includes gains and losses arising from changes in the fair value and disposal of financial assets and liabilities held for trading, interest income, dividends received from trading instruments as well as related funding costs. Dividend income from trading instruments is recognised when entitlement is established.

Trading income also includes changes in value arising from changes in credit, including write-offs, for trading instruments.

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

Segment reporting

Operating segments are the segments that engage in business activities from which the bank earns income and incurs expenses. These segments are the reporting segments whose operating results are reviewed by the Managing Board on a monthly basis. Geographical data is presented according to the location of the transacting Group entity.

Financial assets and liabilities

Measurement classifications

The Group classifies its financial assets and liabilities into the following measurement (‘valuation’) categories:

Financial instruments held for trading are those that the Group holds primarily for the purpose of short-term profit-taking. These include shares, interest-earning securities, and liabilities from short sales of financial instruments.

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

-
The instrument includes an embedded derivative that would otherwise require separation. This applies to certain structured notes issued with hybrid features. Fair value measurement also helps to achieve offset against changes in the value of derivatives and other fair value positions used to economically hedge these notes.

-
The designation eliminates or significantly reduces a measurement inconsistency that would otherwise arise. In this regard unit-linked investments held for the account and risk of policyholders and the related obligation to policyholders are designated at fair value with changes through income.

-
It relates to a portfolio of financial assets and/or liabilities that are managed and evaluated on a fair value basis in accordance with a documented risk management or investment strategy. This is applied to equity investments of a private equity nature.

Available-for-sale assets include interest-earning assets that have either been designated as available for sale or do not fit into one of the categories described above. Equity investments held without significant influence, which are not held for trading or designated at fair value through income are classified as available-for-sale.

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

Financial assets are generally derecognised when the Group loses control and the ability to obtain benefits over the contractual rights that comprise that asset. This occurs when the rights are realised, expire, substantially all risk and rewards are transferred or not substantially all risk and rewards are transferred nor retained although control is transferred. If a servicing function is retained, which is profitable, a servicing asset is recognised. A financial liability is derecognised when the obligations specified in the contract are discharged, cancelled or expire.

Financial instruments continue to be recognised in the balance sheet, and a liability recognised for the proceeds of any related funding transaction, unless a fully proportional share of all or specifically identified cash flows are transferred to the lender without material delay and the lender’s claim is limited to those cash flows and substantially all the risks and returns and control associated with the financial instruments have been transferred, in which case that proportion of the asset is derecognised.

The Group derecognises financial liabilities when settled or if the Group repurchases its own debt. The difference between the former carrying amount and the consideration paid is included in results from financial transactions in income. Any subsequent resale is treated as a new issuance.

The Group securitises various consumer and commercial financial assets. This process generally necessitates a sale of these assets to a special purpose entity (SPE), which in turn issues securities to investors. The Group’s interests in securitised assets may be retained in the form of senior or subordinated tranches, issued guarantees, interest-only strips or other residual interests, together referred to as retained interest. In many cases these retained interests convey control, such that the SPE is consolidated, and the securitised assets continue to be recognised in the consolidated balance sheet.

Measurement

All trading instruments and financial assets and liabilities designated at fair value are measured at fair value, with transaction costs related to the purchase as well as fair value changes taken to income directly. The measurement of liabilities held at fair value includes the effect of changes in own credit.

All derivatives are recorded in the balance sheet at fair value with changes recorded through income except when designated in cash flow or net investment hedge relationship (see hedging below).

Available-for-sale assets are held at fair value with unrealised gains and losses recognised directly in equity, net of applicable taxes. Premiums, discounts and qualifying transaction costs of interest-earning available-for-sale assets are amortised to income on an effective interest rate basis. When available-for-sale assets are sold, collected or impaired the cumulative gain or loss recognised in equity is transferred to results from financial transactions in income.

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

When available, fair values are obtained from quoted market prices in active liquid markets. For instruments where no active liquid market exists, or quoted prices are unobtainable, recent market transactions are used or the fair value is estimated using a variety of valuation techniques – including reference to similar instruments for which market prices do exist or valuation models, such as discounted cash flow or Black & Scholes. The Group refines and modifies its valuation techniques as markets and products develop and the pricing for individual products becomes more transparent.

Valuation models are validated prior to use by employees independent of the initial selection or creation of the models. Wherever possible, inputs to valuation models represent observable market data from reliable external data sources. Unobservable inputs are estimated using a combination of management judgement, historical data, market practice and benchmarking to other relevant observable market data.

Where significant inputs to the valuation of a new transaction cannot be reliably sourced from external providers, the transaction is initially recognised at its transaction price. The difference between the transaction price and the internal valuation at inception, calculated using a model, is reserved and amortised to income at appropriate points over the life of the instrument, typically taking account of the ability to obtain reliable external data, the passage of time and the use of offsetting transactions. Subsequent changes in fair value as calculated by the valuation model are reported in income.

Fair values include appropriate adjustments to account for known inadequacies and uncertainties in valuation models or to reflect the credit quality of the instrument or counterparty.

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

The hedged item can be an asset, liability, highly probable forecasted transaction or net investment in a foreign operation that (a) exposes the entity to risk of changes in fair value or future cash flows and (b) is designated as being hedged. The risk being hedged (the ‘hedged risk’) is typically changes in interest rates or foreign currency rates. The Group also enters into credit risk derivatives (sometimes referred to as ‘credit default swaps’) for managing portfolio credit risk. However, these are generally not included in hedge accounting relationships.

Both at the inception of the hedge and on an ongoing basis, the Group formally assesses whether the derivatives used in its hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of the hedged item, by assessing and measuring whether changes in the fair value or cash flows of the hedged item are offset by the changes in the fair value or cash flows of the hedging instrument.

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

Hedge of a net investment in a foreign operation

The Group uses foreign currency derivatives and currency borrowings to hedge various net investments in foreign operations. For such hedges, currency translation differences arising on translation of the currency of these instruments to Euro are recognised directly in the currency translation account in equity, insofar as they are effective. The cumulative gain or loss recognised in equity is transferred to the income statement on the disposal of the foreign operation.

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

Loans and receivables

An indication that a loan may be impaired is obtained through the Group’s credit review processes, which include monitoring customer payments and regular loan reviews at least every 6 or 12 months depending on the obligor’s creditworthiness.

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

Renegotiated loans

Where possible, ABN AMRO seeks to restructure loans rather than to take possession of collateral. This may involve extending the payment arrangements and the agreement of new loan conditions. Once the items have been renegotiated, the loan is no longer considered past due. Management continuously reviews renegotiated loans to ensure that all criteria are met and that future payments are likely to occur. The loans continue to be subject to an individual or collective impairment assessment, calculated using the loans original effective interest date.

Other financial assets

In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also considered in determining whether impairment exists. Where such evidence exists, the cumulative net loss that has been previously recognised directly in equity is removed from equity and recognised in the income statement within results from financial transactions.

Held-to-maturity and available-for-sale debt investments are assessed and any impairment is measured on an individual basis.

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

Leasing

As lessee: most of the leases that the Group has entered into are classified as operating leases (including property rental). The total payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense. When it is decided that an operating lease will be terminated or vacated before the lease period has expired, the lesser of any penalty payments required and the remaining payments due once vacated (less sub-leasing income) is recognised as an expense.

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

Intangible assets

Goodwill

Goodwill is capitalised and represents the excess of the cost of an acquisition over the fair value of the Group’s share of the acquired entity’s net identifiable assets at the date of acquisition. For the purpose of calculating goodwill, the fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. If the recognition of the assessed fair value of acquired assets and liabilities at the time of acquisition took place on the basis of provisional amounts any changes in the assessed fair value of acquired assets and liabilities at the time of acquisition identified within one year following the acquisition are corrected against goodwill. Any revisions identified after one year are recorded in income.

Goodwill on the acquisition of equity accounted investments is included in the carrying amount of the investment.

Gains and losses on the disposal of an entity, including equity accounted investments, are determined as the difference between the sale proceeds and the carrying amount of the entity including related goodwill and any currency translation differences recorded in equity.

Software

Costs that are directly associated with identifiable and software products that are controlled by the Group, and likely to generate future economic benefits exceeding these costs, are recognised as intangible assets and stated at cost less accumulated amortisation and any adjustment for impairment losses. Expenditure that enhances or extends the performance of computer software beyond its original specification is recognised as a capital improvement and added to the original cost of the software. Software is amortised over 3 to 7 years.

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

Pension costs for the year are established at the beginning of the year based on the expected service and interest costs and the expected return on the plan assets, plus the impact of any current period curtailments or plan changes. Differences between the expected and the actual return on plan assets, as well as actuarial gains and losses, are only recognised as income or expense when the net cumulative unrecognised actuarial gains and losses at the end of the previous reporting year exceed 10% of the greater of the commitments under the plan and the fair value of the related plan assets. The part in excess of 10% is recognised in income over the expected remaining years of service of the employees participating in the plans. Differences between the pension costs determined in this way and the contributions payable are accounted for as provisions or prepayments. Commitments relating to early retirement of employees are treated as pension commitments.

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

Share-based payments to employees

The Group engages in equity and cash settled share-based payment transactions in respect of services received from certain of its employees. The cost of the services received is measured by reference to the fair value of the shares or share options granted on the date of the grant. The cost related to the shares or share options granted is recognised in the income statement over the period that the services of the employees are received, which is the vesting period, with a corresponding credit in equity for equity settled schemes and a credit in liabilities for cash settled schemes. For cash settled schemes the fair value of the plan is determined for each reporting period and the changes are recognised in the income statement. In addition, the Group recognises the effects of modifications that increase the total fair value of the share-based payment arrangements or are otherwise beneficial to the employee in the income statement.

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

In case of cancellation or settlement of a grant of shares or share options during the vesting period, the amount that otherwise would be recognised over the remainder of the vesting period will be immediately recognised in the income statement. Any payment made to the employee upon the cancellation or settlement of the grant shall be accounted for as a deduction from equity for equity settled schemes and as a deduction from the liability for the cash settled schemes.

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

Cash flow hedging reserve

The cash flow hedging reserve is comprised of the effective portion of the cumulative net change in the fair value of cash flow hedging instruments, net of taxes, related to hedged transactions that have not yet occurred.

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

The cash flow statement, based on the indirect method of calculation, gives details of the source of cash and cash equivalents which became available during the year and the application of these cash and cash equivalents over the course of the year. The cash flows are analysed into cash flows from operations, including banking activities, investment activities and financing activities. Movements in loans and receivables and inter-bank deposits are included in the cash flow from operating activities. Investment activities are comprised of acquisitions, sales and redemptions in respect of financial investments, as well as investments in and sales of subsidiaries and associates, property and equipment. The issuing of shares and the borrowing and repayment of long-term funds are treated as financing activities. Movements due to currency translation differences as well as the effects of the consolidation of acquisitions, where of material significance, are eliminated from the cash flow figures. The cash flows of discontinued operations are separately reported in the period in which the operation qualifies as a held-for-sale business.

Future changes in accounting policies

IFRIC interpretation 11 ‘Group & Treasury Share Transactions’  was issued in November 2006 and becomes effective for financial years beginning on or after 1 March 2007. The interpretation provides further guidance on the implementation of IFRS 2 ‘Share-based Payment’. The adoption of this interpretation has no impact on the financial position or results of the Group.

IFRIC Interpretation 12 ‘Service Concession Arrangements’  was issued in November 2006 and becomes effective for financial years beginning on or after 1 January 2008. The interpretation gives guidance on the accounting by operators for public-to-private concession arrangements.  The adoption of this interpretation has no impact on the financial position or results of the Group.

IFRIC interpretation 13 ‘Customer Loyalty Programmes’  becomes effective for financial years beginning on or after 1 July 2008. This interpretation addresses how companies, that grant their customers loyalty award credits (often called ‘points’) when buying goods or services, should account for their obligation to provide free or discounted goods or services if and when the customers redeem the points. The adoption of this interpretation will not have a significant impact on the financial position or results of the Group.
IFRIC Interpretation 14 IAS 19 ‘The Limit of a Defined Benefit Asset Minimum Funding Requirements and their Interaction’ addresses three issues:

-	How entities should determine the limit placed by IAS19 Employee Benefits on the amount of a surplus in a pension fund they can recognise as an asset,
-	How a minimum funding requirement affects that limit, and
-	When a minimum funding requirement creates an onerous obligation that should be recognised as a liability in addition to that otherwise recognised under IAS 19.

This interpretation becomes effective for annual periods beginning on or after January 2008. The adoption of this interpretation will not have a significant impact on the financial position or results of the Group.

Consolidated income statement for the year ended 31 December

(in millions of euros)	2007	2006	2005

Interest income	29,829	25,417	21,793
Interest expense	21,477	18,149	15,030
Net interest income 3	8,352	7,268	6,763

Fee and commission income	5,222	4,871	4,181
Fee and commission expense	947	822	749
Net fee and commission income 4	4,275	4,049	3,432
Net trading income 5	1,276	2,849	2,514
Results from financial transactions 6	1,548	794	1,183
Share of result in equity accounted investments 19	271	241	245
Other operating income 7	1,376	914	808
Income from consolidated private equity holdings 41	3,836	5,313	3,637
Operating income	20,934	21,428	18,582
Personnel expenses 8	7,581	6,608	5,884
General and administrative expenses 9	6,168	5,713	4,679
Depreciation and amortisation 10	987	940	831
Goods and materials of consolidated private equity holdings 41	2,744	3,684	2,519
Operating expenses	17,480	16,945	13,913
Loan impairment and other credit risk provisions 18	1,704	1,411	614
Total expenses	19,184	18,356	14,527

Operating profit before tax	1,750	3,072	4,055
Income tax (benefit)/expense 11	(48)	366	735
Profit from continuing operations	1,798	2,706	3,320
Profit from discontinued operations net of tax 45	8,177	2,074	1,123
Profit for the year	9,975	4,780	4,443

Attributable to:
Shareholders of the company	9,848	4,715	4,382
Minority interest	127	65	61

Earnings per share attributable to the shareholders of the parent company (in euros) 12
From continuing operations
Basic	0.92	1.43	1.83
Diluted	0.92	1.42	1.83
From continuing and discontinued operations
Basic	5.32	2.50	2.43
Diluted	5.32	2.49	2.42

Numbers stated against items refer to notes. The notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheet at 31 December

(in millions of euros)	2007	2006

Assets
Cash and balances at central banks 13	16,750	12,317
Financial assets held for trading 14	242,277	205,736
Financial investments 15	96,435	125,381
Loans and receivables- banks 16	175,696	134,819
Loans and receivables- customers 17	396,762	443,255
Equity accounted investments 19	871	1,527
Property and equipment 20	2,747	6,270
Goodwill and other intangibles 21	1,424	9,407
Assets of businesses held for sale 45	60,458	11,850
Accrued income and prepaid expenses	12,580	9,290
Other assets 22	19,213	27,212
Total assets	1,025,213	987,064

Liabilities
Financial liabilities held for trading 14	155,476	145,364
Due to banks 23	239,334	187,989
Due to customers 24	330,352	362,383
Issued debt securities 25	174,995	202,046
Provisions 26	6,544	7,850
Liabilities of businesses held for sale 45	39,780	3,707
Accrued expenses and deferred income	12,244	10,640
Other liabilities 28	20,163	21,977
Liabilities (excluding subordinated liabilities)	978,888	941,956
Subordinated liabilities 30	15,616	19,213
Total Liabilities	994,504	961,169

Equity
Share capital 31	1,085	1,085
Share premium	5,332	5,245
Treasury shares 31	(2,640)	(1,829)
Retained earnings	25,650	18,599
Net gains/(losses) not recognised in the income statement	148	497
Equity attributable to shareholders of the parent company	29,575	23,597
Equity attributable to minority interests	1,134	2,298
Total equity	30,709	25,895
Total equity and liabilities	1,025,213	987,064

Guarantees and other commitments 34	55,140	51,279
Committed credit facilities 34	104,137	145,418

Numbers stated against items refer to the notes. The notes to the consolidated financial statements are an integral part of these statements.

Consolidated statement of changes in equity for the year ended 31 December

(in millions of euros)	2007	2006	2005

Share capital
Balance at 1 January	1,085	1,069	954
Issuance of shares	–	–	82
Exercised options and warrants	–	16	–
Dividend paid in shares	–	–	33
Balance at 31 December	1,085	1,085	1,069

Share premium
Balance at 1 January	5,245	5,269	2,604
Issuance of shares	–	–	2,611
Share-based payments	145	111	87
Dividends paid in shares	(58)	(135)	(33)
Balance at 31 December	5,332	5,245	5,269

Treasury shares
Balance at 1 January	(1,829)	(600)	(632)
Share buy back	(1,847)	(2,204)	32
Utilised for dividends paid in shares	412	832	–
Utilised for exercise of options and performance share plans	624	143	–
Balance at 31 December	(2,640)	(1,829)	(600)

Other reserves including retained earnings
Balance at 1 January	18,599	15,237	11,580
Profit attributable to shareholders of the parent company	9,848	4,715	4,382
Cash dividends paid to shareholders of the parent company	(1,540)	(807)	(659)
Dividend paid in shares to shareholders of the parent company	(586)	(656)	–
Settlement of share option and awards in cash 44	(743)	–	–
Other	72	110	(66)
Balance at 31 December	25,650	18,599	15,237
Net gains/(losses) not recognised in the income statement
Currency translation account
Balance at 1 January	408	842	(238)
Transfer to income statement relating to disposals	293	(7)	(20)
Currency translation differences	(104)	(427)	1,100
Subtotal – Balance at 31 December	597	408	842
Net unrealised gains/(losses) on available-for-sale assets
Balance at 1 January	364	1,199	830
Net unrealised gains/(losses) on available-for-sale assets	(392)	(233)	717
Realised losses (gains) reclassified to the income statement	(515)	(602)	(348)
Subtotal Balance at 31 December	(543)	364	1,199
Cash flow hedging reserve
Balance at 1 January	(275)	(795)	(283)
Net unrealized gains/(losses) on cash flow hedges	315	735	(386)
Net losses/(gains) reclassified to the income statement	54	(215)	(126)
Subtotal Balance at 31 December	94	(275)	(795)
Net gains /(losses) not recognised in the income statement at 31 December	148	497	1,246
Equity attributable to shareholders of the parent company at 31 December	29,575	23,597	22,221

Minority interest
Balance at 1 January	2,298	1,931	1,737
Additions/reductions	(853)	145	136
Acquisitions/disposals	(300)	203	(136)
Profit attributable to minority interests	127	65	61
Currency translation differences	(138)	(46)	133
Equity attributable to minority interests at 31 December	1,134	2,298	1,931
Total equity at 31 December	30,709	25,895	24,152

The notes to the consolidated financial statements are an integral part of these statements

Consolidated cash flow statement for the year ended 31 December

(in millions of euros)	2007	2006	2005

Operating activities
Profit for the year	9,975	4,780	4,443
Less: Profit from discontinued operations	8,177	2,074	1,123
Profit from continuing operations	1,798	2,706	3,320
Adjustments for significant non-cash items included in income
Depreciation, amortization and impairment	987	940	831
Loan impairment losses	2,253	1,638	850
Share of result in equity accounted investments	(271)	(241)	(245)
Movements in operating assets and liabilities
Movements in operating assets 35	(176,827)	(85,072)	(85,755)
Movements in operating liabilities 35	176,433	66,328	62,785
Other adjustments
Dividends received from equity accounted investments	81	72	61
Net cash flows from operating activities from continuing operations and businesses held for sale	4,454	(13,629)	(18,153)
Net cash flows from operating activities from discontinued operations	(9,275)	9,298	(317)

Investing activities
Acquisition of investments	(182,950)	(152,608)	(114,289)
Sales and redemption of investments	180,506	147,728	100,285
Acquisition of property and equipment	(753)	(970)	(1,847)
Sales of property and equipment	606	247	1,037
Acquisition of intangibles (excluding goodwill)	(490)	(737)	(374)
Disposal of intangibles (excluding goodwill)	14	11	7
Acquisition of subsidiaries and equity accounted investments	(501)	(240)	(1,693)
Disposal of subsidiaries and equity accounted investments	1,152	258	480
Net cash flows from investing activities from continuing operations and businesses held for sale	(2,416)	(6,311)	(16,394)
Net cash flows from investing activities from discontinued operations	12,954	(8,751)	1,209

Financing activities
Issuance of subordinated liabilities	1,523	1,979	2,975
Repayment of subordinated liabilities	(1,381)	(3,319)	(1,615)
Issuance of other long-term funding	39,412	34,570	35,316
Repayment of other long-term funding	(30,804)	(11,338)	(6,331)
Proceeds from the issue of shares	–	–	2,491
Net (decrease)/increase in treasury shares	(1,223)	(2,061)	32
Other	(1,723)	174	75
Dividends paid	(1,540)	(807)	(659)
Net cash flows from financing activities from continuing operations and businesses held for sale	4,264	19,198	32,284
Net cash flows from financing activities from discontinued operations	(2,101)	(976)	(1,189)

Movement in cash and cash equivalents continuing operations	6,462	(742)	(2,363)
Cash and cash equivalents at 1 January	5,123	5,865	8,228
Cash and cash equivalents at 31 December 35	11,585	5,123	5,865

Movement in cash and cash equivalents from businesses held for sale	(160)	-	100
Cash and cash equivalent at 1 January	203	203	103
Cash and cash equivalents at 31 December 35	43	203	203

Movement in cash and cash equivalents from discontinued operations	1,578	(429)	(297)
Cash and cash equivalents at 1 January	(454)	(25)	272
Cash and cash equivalents at 31 December 35	1,124	(454)	(25)

Numbers stated against items refer to the notes. The notes to the consolidated financial statements are an integral part of these statements.

Notes to the consolidated financial statements
(unless otherwise stated, all amounts are in millions of euros)

1      Segment reporting

Segment information is presented in respect of the Group’s business. The operating segments are consistent with the Group’s management and internal reporting structure applicable in the financial year.

As from 1 January 2007, the result of BU Global Clients is reported in the regional BUs. In addition Asset Management France and the International Diamonds and Jewelry Group have been transferred from BU Private Clients to BU Asset Management and Group Functions respectively.

As from 1 July 2007 the results of the Group’s private equity investment portfolio is reported in Group Functions. This coincides with the loss of control of a large part of the underlying investments which is now held by an independent management company (see note 2 – acquisitions and disposals of subsidiaries).

The changes in segment reporting were made to align the segment reporting with the way the business is managed.

The comparative segment figures of 2005 and 2006 have been restated.

Measurement

Measurement of segment assets, liabilities, income and results is based on the Group’s accounting policies. Segment assets, liabilities, income and results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Transactions between segments are conducted at arm’s length.

Operating segments

The operating segments are described as follows:

Netherlands

BU Netherlands serves a diverse client base comprised of consumer and commercial clients. BU Netherlands offers a broad range of investment, commercial and retail banking products and services via its multi-channel service model consisting of a network of branches, internet banking facilities, a customer contact centre and ATMs throughout the Netherlands. BU Netherlands focuses increasingly on mass affluent customers and commercial mid-market clients. BU Netherlands also encompasses the ABN AMRO Hypotheken Groep including the former Bouwfonds mortgage activities.

Europe

BU Europe provides its consumer and commercial clients with a range of financial products and services. BU Europe combines activities in 27 countries: 23 countries in Europe (excluding the Netherlands) along with Kazakhstan, Uzbekistan, Egypt and South Africa.

Antonveneta is rooted in northeastern Italy, and focuses on consumer and commercial mid-market clients. Antonveneta is presented as discontinued operations on the basis of the sale and purchase agreement with Banca dei Paschi die Siena.

North America

The core of BU North America was LaSalle Bank (‘LaSalle’), headquartered in Chicago, Illinois. LaSalle was sold on 1 October 2007 to the Bank of America. The remaining activities include a broad range of activities that support our large multinational client base and a limited number of specialty banking activities.

Latin America

BU Latin America has a presence in nine Latin American countries: Brazil, Argentina, Chile, Colombia, Ecuador, Mexico, Paraguay, Uruguay and Venezuela, with Banco Real representing the majority of the operations. In Brazil, Banco Real is a retail and commercial bank, offering full retail, corporate and investment banking products and services. It operates as a universal bank offering financial services through an extensive network of branches, points-of-sale and ATMs. BU Latin America also has a presence in the Brazilian consumer finance business through its Aymoré franchise, focused on vehicle and other consumer goods financing.

Asia

BU Asia operates in 16 countries and territories including Indonesia, Singapore, China and Japan through branches and offices. The client base includes both commercial and consumer clients.

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

Asset Management

BU Asset Management is global asset management business. BU Asset Management offers investment products in all major regions and asset classes. Its products are distributed directly to institutional clients such as central banks, pension funds, insurance companies and leading charities. Funds for private investors are distributed through ABN AMRO’s consumer and private banking arms, as well as via third-party distributors such as insurance companies and other banks. Consumer and third-party clients account for a further part, and the remainder is in discretionary portfolios managed for BU Private Clients. This BU is presented as discontinued operations (see note 45).

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

Group Functions includes Group Asset and Liability Management, which manages an investment and derivatives portfolio in order to manage the liquidity and interest rate risks of the Group. Group Functions also holds the Group’s strategic investments, proprietary trading portfolio, including Private Equity investments, the International Diamonds and Jewellery Group and records any related profits or losses. Private Equity investments are presented as held for sale.

Operating segment information for the year ended 31 December 2007

	Netherlands	Europe	North America	Latin America	Asia	Private clients	Asset manage- ment	Group functions	Total

Net interest income – external	1,732	4,209	67	4,102	542	(1,106)	–	(1,194)	8,352
Net interest income-other segments	1,667	(3,601)	50	(346)	289	1,567	–	374	–
Net fee and commission income - external	968	1,141	289	511	802	553	–	11	4,275
Net fee and commission income-other segments	(83)	(564)	(26)	49	281	124	–	219	–
Net trading income	704	(160)	206	157	389	75	–	(95)	1,276
Result from financial transactions	33	159	5	415	48	6	–	882	1,548
Share of result in equity accounted investments	60	4	–	48	66	–	–	93	271
Other operating income	399	(23)	43	90	11	168	–	688	1,376
Income of consolidated private equity holdings	–	–	–	–	–	–	–	3,836	3,836
Total operating income	5,480	1,165	634	5,026	2,428	1,387	–	4,814	20,934
Total operating expenses	3,525	2,512	776	2,829	1,803	915	–	5,120	17,480
Loan impairment and credit risk provisions	406	75	33	964	228	–	–	(2)	1,704
Total expenses	3,931	2,587	809	3,793	2,031	915	–	5,118	19,184
Operating profit/(loss) before taxes	1,549	(1,422)	(175)	1,233	397	472	–	(304)	1,750
Income tax expenses	249	(364)	(85)	425	121	116	–	(510)	(48)
Profit/(loss) from continuing operations	1,300	(1,058)	(90)	808	276	356	–	206	1,798
Profit/(loss) from discontinued operations net of tax	52	(111)	8,077	–	–	–	186	(27)	8,177
Profit/(loss) for the year	1,352	(1,169)	7,987	808	276	356	186	179	9,975
Other information at 31 December 2007
Total assets	223,067	500,391	79,241	52,659	76,278	19,623	1,419	72,535	1,025,213
Of which equity accounted investments	327	21	–	52	465	6	–	–	871
Total liabilities	216,559	495,479	78,610	47,035	73,404	17,966	825	64,626	994,504
Capital expenditure	353	129	58	238	87	20	–	216	1,101

Operating segment information for the year ended 31 December 2006

	Netherlands	Europe	North America	Latin America	Asia	Private clients	Asset manage-ment	Group functions	Total

Net interest income –external	3,038	2,647	180	3,108	348	(1,008)	–	(1,045)	7,268
Net interest income-other segments	83	(2,272)	(37)	(102)	264	1,503	–	561	–
Net fee and commission income – external	972	989	228	499	664	581	–	116	4,049
Net fee and commission income-other segments	34	(291)	63	39	133	29	–	(7)	–
Net trading income	539	1,405	150	231	358	57	–	109	2,849
Result from financial transactions	167	13	(36)	33	(7)	4	–	620	794
Share of result in equity accounted investments	51	–	–	55	62	2	–	71	241
Other operating income	246	14	21	49	47	75	–	462	914
Income of consolidated private equity holdings	–	–	–	–	–	–	–	5,313	5,313
Total operating income	5,130	2,505	569	3,912	1,869	1,243	–	6,200	21,428
Total operating expenses	3,540	2,479	801	2,333	1,419	883	–	5,490	16,945
Loan impairment and credit risk provisions	352	11	(33)	720	213	6	–	142	1,411
Total expenses	3,892	2,490	768	3,053	1,632	889	–	5,632	18,356
Operating profit/(loss) before taxes	1,238	15	(199)	859	237	354	–	568	3,072
Income tax expenses	281	65	(199)	158	107	103	–	(149)	366
Profit/(loss) from continuing operations	957	(50)	–	701	130	251	–	717	2,706
Profit/(loss) from discontinued operations net of tax	505	192	1,208	–	–	–	254	(85)	2,074
Profit/(loss) for the year	1,462	142	1,208	701	130	251	254	632	4,780
Other information at 31 December 2006
Total assets	206,295	407,174	166,590	39,404	69,800	18,550	1,402	77,849	987,064
Of which equity accounted investments	189	14	–	39	369	6	10	900	1,527
Total liabilities	197,978	401,153	159,353	34,618	67,805	19,012	1,044	80,206	961,169
Capital expenditure	373	130	181	142	86	39	17	655	1,623

Operating segment information for the year ended 31 December 2005

	Netherlands	Europe	North America	Latin America	Asia	Private clients	Asset manage-ment	Group functions	Total

Net interest income – external	1,459	2,534	420	2,324	427	(739)	–	338	6,763
Net interest income-other segments	2,105	(2,639)	(241)	(43)	220	1,219	–	(621)	–
Net fee and commission income – external	803	850	216	417	487	498	–	161	3,432
Net fee and commission income-other segments	106	(149)	4	2	43	29	–	(35)	–
Net trading income	451	1,451	240	68	214	38	–	52	2,514
Result from financial transactions	–	62	35	24	78	11	–	973	1,183
Share of result in equity accounted investments	13	3	–	37	73	1	–	118	245
Other operating income	187	73	18	369	44	100	–	17	808
Income of consolidated private equity holdings	–	128	–	–	–	–	–	3,509	3,637
Total operating income	5,124	2,313	692	3,198	1,586	1,157	–	4,512	18,582
Total operating expenses	3,632	2,216	663	1,937	1,129	850	–	3,486	13,913
Loan impairment and credit risk provisions	268	(35)	(148)	348	35	6	–	140	614
Total expenses	3,900	2,181	515	2,285	1,164	856	–	3,626	14,527
Operating profit/(loss) before taxes	1,224	132	177	913	422	301	–	886	4,055
Income tax expenses	349	31	(113)	278	102	66	–	22	735
Profit/(loss) from continuing operations	875	101	290	635	320	235	–	864	3,320
Profit/(loss) from discontinued operations net of tax	136	–	862	–	–	–	189	(64)	1,123
Profit/(loss) for the year	1,011	101	1,152	635	320	235	189	800	4,443
Other information at 31 December 2005
Total assets	201,641	320,244	151,532	31,951	64,482	16,593	1,199	93,162	880,804
Of which equity accounted investments	163	27	–	40	371	5	13	2,374	2,993
Total liabilities	201,239	314,405	145,252	26,595	63,997	17,642	1,051	86,471	856,652
Capital expenditure	287	99	313	145	74	26	41	281	1,266

Geographical segments

The geographical analysis presented below is based on the location of the Group entity in which the transactions are recorded.

	The Netherlands	Europe	North America	Latin America	Asia pacific	Total

2007
Net interest income	2,777	858	134	3,698	885	8,352
Net commission income	950	976	448	610	1,291	4,275
Other income	5,663	919	336	837	552	8,307
Operating income	9,390	2,753	918	5,145	2,728	20,934
Total assets	309,659	510,540	80,526	46,581	77,907	1,025,213
Capital expenditure	464	180	130	239	88	1,101

2006
Net interest income	2,781	695	193	2,949	650	7,268
Net commission income	1,122	1,157	342	541	887	4,049
Other income	7,347	1,663	156	436	509	10,111
Operating income	11,250	3,515	691	3,926	2,046	21,428
Total assets	289,984	419,691	168,533	36,976	71,880	987,064
Capital expenditure	899	179	315	141	89	1,623

2005
Net interest income	3,361	201	237	2,272	692	6,763
Net commission income	1,027	1,109	279	420	597	3,432
Other income	5,400	1,840	269	509	369	8,387
Operating income	9,788	3,150	785	3,201	1,658	18,582
Total assets	285,073	332,922	167,128	28,420	67,261	880,804
Capital expenditure	577	153	314	145	77	1,266

2      Acquisitions and disposals of subsidiaries

Major acquisitions in 2007, 2006 and 2005

The following major acquisitions were made in 2007, 2006 and 2005 and were accounted for using the purchase accounting method:

	% acquired	Consideration	Total assets	Acquisition date
Acquired companies

2007
Prime Bank Ltd	96.2	176	511	5 March
Taitung Business Bank	100	(147)	404	22 September
Private equity acquisitions	51-100	34	92	various

2006
Antonveneta	100	7,499	49,367	various
Private equity acquisitions	51-100	105	1,295	various

2005
Bank Corluy	100	50	121	April 2005
Private equity acquisitions	51-100	43	2,174	various

Acquisitions 2007

Taitung Business Bank Taiwan

On 22 September 2007 ABN AMRO acquired 100% of the shares of Taitung Business Bank Taiwan. The total consideration received amounted to EUR 147.2 million (NTD 6.83 billion), resulting in a goodwill amount of EUR 160 million (see note 21).

Prime Bank Ltd (Pakistan)

On 5 March 2007 ABN AMRO entered into agreements to acquire a controlling interest of 93.4% in Prime Bank, Pakistan. Through the subsequent tender offer for all remaining shares of Prime Bank that expired on 29 March 2007 ABN AMRO obtained additional shares representing 2.8%, bringing the total stake in Prime Bank to 96.2%.  The transactions were closed on 5 April 2007. The total consideration paid amounted to EUR 176 million and the provisional goodwill arising from the acquisition was calculated at EUR 163 million (see note 21).

Private Equity

Major new buy-out investments in 2007 were:

•	OyezStraker (UK, stationary and office suppliers)[1]
•	Dunlop Aircraft Tyres (UK, aircraft tyre manufacturer)[1]
•	Sdu (Netherlands, publishing)[1]
•	Baarsma Wine Group (Netherlands, wine distribution)[1]
•	Vetus den Ouden (Netherlands, nautical equipment)[1]
•	T.G.I. Friday’s Ltd. (UK, restaurants)[1]

New corporate investment deals were

•	Attema (Netherlands, Manufacturing)[1]
•	Eekels (Netherlands, Industrial Equipment)[1]
•	BMA (Netherlands, Office Equipment)[1]
•	Incotec Group (Netherlands, Agriculture)[1]

1Not consolidated

Disposals 2007

ABN AMRO North America Holding Company

On 22 April 2007, ABN AMRO entered into an agreement to sell ABN AMRO North America Holding Company (hereinafter referred to as 'LaSalle') which principally consists of the retail and commercial banking activities of LaSalle Bank Corporation to Bank of America. ABN AMRO's North American Asset Management businesses and certain businesses within ABN AMRO's North American Global Markets and Global Clients operations do not form part of the sale. The sale was completed on 1 October 2007.

The sale price is USD 21 billion in cash. The sale of LaSalle resulted in a book gain of EUR 7.2 billion after tax.

The net result of these discontinued operations for the period to 30 September 2007 is presented as profit from discontinued operations net of tax (For more details see note 45).

ABN AMRO Capital

During the second quarter of 2007, ABN AMRO sold a majority of the shares of AAC Capital Holdings B.V., the management company of certain private equity investments held by the Group, to the executives of the management company. Also as part of the sale, the Bank transferred all power to govern the financial and operating policies of the management company and all investment decisions related to a significant portion of the Group’s private equity investments (the Dutch, Nordic and UK business of ABN AMRO Capital) resulting in the loss of control over these investments to a management company outside of ABN AMRO.

The ownership of the underlying investments and therefore the economic interest in the investments has not changed. The loss of control over the management company resulted in the concerned investments to no longer be consolidated in the financial statements of the Group.  As of the date of the transaction the investments are recognised and carried at fair value with changes through income. This transaction has resulted in a gain of EUR 108 million reported in results from financial transactions.

ABN AMRO Mellon Global Securities Services

On 5 July 2007, ABN AMRO entered into a sale and purchase agreement with Mellon Bank N.A. Pittsburgh, USA to sell its 50% share in the joint venture ABN AMRO Mellon Global Securities B.V. (ABN AMRO Mellon). The sale was completed on 20 December 2007. The sale price amounted to EUR 387 million and resulted in a net gain on the sale of EUR 139.3 million. During 2007 ABN AMRO Mellon contributed EUR 75.6 million of operating income and EUR 37.0 million of net profit to the ABN AMRO results.

Private Banking operations in Miami and Montevideo

In April 2007, BU Private Banking disposed of its operations in Miami and Montevideo. Banco Itau, a privately-owned bank with its headquarters in Sao Paulo, Brazil, acquired these operations through an auction process. The profit recognised on the sale, included in other operating income, amounted to EUR 72 million after tax.

ABN AMRO Mortgage Group, Inc.

On 28 February 2007 ABN AMRO closed the sale of ABN AMRO Mortgage Group, Inc., its US-based residential mortgage broker origination platform and servicing business, which includes ABN AMRO Mortgage Group, InterFirst and Mortgage.com, to Citigroup. Citigroup purchased approximately EUR 7.8 billion of net assets, of which approximately EUR 2.1 billion consist of ABN AMRO Mortgage Group's mortgage servicing rights associated with its EUR 170 billion mortgage servicing portfolio. The profit on the sale amounted to EUR 93 million after tax and is included in Profit from discontinued operations net of tax (see note 45 for more details).

Interbank (NL) and DMC Groep

During November ABN AMRO closed the sale of Interbank N.V. and DMC Groep N.V. to SOFINCO for an amount of EUR 98 million. The net gain on the sale amounted to EUR 56.4 million.

Capitalia

On 18 October 2006 the Group purhased 24.6 million shares, representing a stake of 0.95%, in Capitalia from Pirelli S.p.A. After this purchase the Group has a stake of 8.60% in Capitalia. The consideration paid for the shares amounted to EUR 165 million. In the second half of 2007 the takeover of Capitalia by UniCredit bank settled. ABN AMRO offered its shares Capitalia to UniCredit and received Unicredit shares in return. The UniCredit shares were (partially) sold in the course of 2007.

VermogensGroep

In October 2006, the Group acquired a majority share in VermogensGroep to expand its Private Clients business in the Netherlands. In 2007 this share was already disposed off. This disposal was the result of the takeover of ABN AMRO by the consortium. In the sale and purchase agreement closed in 2006 between ABN AMRO and VermogensGroep clauses were included which gave VermogensGroep the right to repurchase the shares if ABN AMRO was being taken over. The disposal resulted in a loss of EUR 1 million.

Private Equity

Major divestments in 2007 were:

•	Fabory (Netherlands, Industrial supplies)
•	Alvero (Netherlands, Office supplies)
•	Global Garden Products (Italy, Garden products)
•	Livit Holding (Netherlands, Health related)[1]
•	Italla Invest Oy (Finland, Household goods & textiles)[1]
•	Holiday Park Ltd. / Beach Equity Ltd. (UK, leisure).[1]

1Not consolidated

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

Acquisitions 2005

Bank Corluy

In April 2005 the acquisition of the Belgian private bank Bank Corluy was completed. The purchase price amounted to EUR 50 million. Total Assets under Management of this entity were over EUR 1.5 billion. The net asset value acquired amounted to EUR 20 million, paid in capitalised goodwill of EUR 30 million.

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

Private Equity

In 2005 major divestments were:

•	Handicare (Norway, medical equipment)
•	MobilTel (Bulgaria, communications)
•	AUSDOC (Australia, support services)
•	Puzzler Media (UK, media).

3      Net interest income

	2007	2006	2005
Interest income from:
Cash and balances at central banks	514	459	348
Financial investments available-for-sale	4,513	4,043	3,751
Financial investments held-to-maturity	127	201	273
Loans and receivables-banks	1,793	1,517	1,408
Loans and receivables-customers	22,882	19,197	16,013
Subtotal	29,829	25,417	21,793

Interest expense from:
Due to banks	5,033	3,986	3,475
Due to customers	12,007	9,723	8,599
Issued debt securities	6,677	6,065	3,852
Subordinated liabilities	813	868	894
Internal funding of the trading business	(3,053)	(2,493)	(1,790)
Subtotal	21,477	18,149	15,030

Total	8,352	7,268	6,763

The interest income accrued on impaired financial assets is EUR 230 million (2006: EUR 84 million).

4  Net fee and commission income

	2007	2006	2005
Fee and commission income
Securities brokerage fees	1,445	1,692	1,529
Payment and transaction service fees	1,602	1,376	1,237
Asset Management and trust fees	485	414	243
Fees generated on financing arrangements	279	162	170
Advisory fees	594	484	333
Insurance related commissions	133	130	136
Guarantee fees	192	159	164
Other fees and commissions	492	454	369
Subtotal	5,222	4,871	4,181

Fee and commission expense
Securities brokerage expense	86	322	321
Payment and transaction services expense	267	200	165
Other fee and commission expense	594	300	263
Subtotal	947	822	749

Total	4,275	4,049	3,432

The decline in securities brokerage fees mainly results from the sale of the futures business in the second half of 2006. The bank does not have fee income from financial instruments classified as fair value through income.

5      Net trading income

	2007	2006	2005

Interest instruments trading	(1,222)	1,103	1,360
Foreign exchange trading	976	706	393
Equity and commodity trading	1,462	1,054	612
Other	60	(14)	149

Total	1,276	2,849	2,514

Net trading income includes EUR 1,561 million loss due ABN AMRO’s exposure to assets backed by US residential mortgages and financial guarantors. Also, ABN AMRO recorded a gain of EUR 267 million in net trading income from changes in the fair value of financial liabilities designated at fair value attributable to changes in ABN AMRO’s own credit risk. The change in fair value applies to those financial liabilities designated at fair value where ABN AMRO’s own credit risk would be considered by market participants and excludes instruments for which it is established market practice not to include an entity-specific adjustment for own credit. The fair value change was calculated based on a yield curve generated from observed external pricing for funding and quoted CDS spreads.

Included in net trading income are funding expenses of the trading book for an amount of EUR 3,053 million, EUR 2,493 million and EUR 1,790 million for 2007, 2006 and 2005 respectively.

6      Results from financial transactions

	2007	2006	2005

Net gain from the disposal of available for sale debt securities	278	485	431
Net gain from the sale of available-for-sale equity investments	321	70	49
Net gain on fair value changes in own credit risk	168	-	-
Dividends on available-for-sale equity investments	16	32	19
Net gain on other equity investments	669	435	468
Hedging ineffectiveness (see note 37)	(4)	65	30
Fair value change of credit default swaps	116	(280)	(51)
Other	(16)	(13)	237

Total	1,548	794	1,183

The net gain on other equity investments includes gains and losses arising on investments held at fair value and the result on the sale of consolidated holdings of a private equity nature. In 2007 a gain of EUR 108 million was recognised as a result of the change of control of certain private equity investments (refer to note 2 to the consolidated financial statements for more details of this transaction).

The Group enters into credit default swaps for managing portfolio credit risk. However, these are generally not included in hedge accounting relationships due to difficulties in demonstrating that the relationship will be highly effective. Accordingly any fair value changes in the swaps are recorded directly in income, while the gains and losses on the credit positions hedged are accrued in interest income and expense and as impairment charge if appropriate.

Net gain on fair value changes in own credit risk of EUR 168 million consist of EUR 115 million recorded in BU Europe and EUR 53 million recorded in Group Functions.

7      Other operating income

	2007	2006	2005

Insurance activities	95	90	153
Leasing activities	82	61	60
Disposal of operating activities and equity accounted investments	951	453	348
Other	248	310	247

Total	1,376	914	808

The line ‘disposal of operating activities and equity accounted investments’ includes the gain on the sale of ABN AMRO Mellon (EUR 139 million), Interbank/DMC (EUR 56 million) and private banking operations in Miami and Montevideo (EUR 72 million). Furthermore, the gain on the sale following the conversion of the Capitalia shares which were settled in UniCredit Shares (EUR 624 million) is recorded in this line. For more details about these transactions please refer respectively to note 2 and 20 to of the consolidated financial statements.

Income from insurance activities can be analysed as follows:

	2007	2006	2005

Premium income	1,093	1,259	1,183
Investment income	269	308	406
Provision for insured risk	(1,267)	(1,477)	(1,436)

Total	95	90	153

8      Personnel expenses

	2007	2006	2005

Salaries (including bonuses and allowances)	5,385	4,878	4,583
Social security expenses	735	627	586
Pension and post-retirement healthcare costs	393	313	11
Share-based payment expenses	309	74	61
Temporary staff costs	264	297	220
Termination payments	220	123	146
Restructuring related costs	(77)	117	42
Other employee costs	352	179	235
Total	7,581	6,608	5,884

Average number of employees (fte):
From continuing activities
Banking activities Netherlands	26,041	25,838	25,266
Banking activities foreign countries	60,987	54,686	51,705
Consolidated private equity holdings	19,621	29,945	22,201
Subtotal	106,649	110,469	99,172
From discontinued activities
Banking activities Netherlands	430	422	843
Banking activities foreign countries	10,814	10,912	1,346
Subtotal	11,244	11,334	2,189

Total	117,893	121,803	101,361

The increase of personnel expenses in 2007 compared to 2006 is mainly attributable to increases in bonuses. The share based payment expenses increased as a consequence of the acquisition by the consortium which resulted in a settlement of all share based payment plans per 17 October 2007.

9      General and administrative expenses

	2007	2006	2005

Professional fees	1,215	1,067	884
Information technology expenses	990	1,051	775
Property costs	697	654	588
Staff related expenses (including training)	174	177	154
Travel and transport	301	302	266
Stationary and printing expense	88	85	90
Communication and information	495	504	380
Commercial expenses	520	505	387
Expenses of consolidated private equity holdings	332	466	352
Restructuring related costs	(29)	(25)	(15)
Sundry expenses	1,385	927	818

Total	6,168	5,713	4,679

Included in the professional fees are EUR 411 million of fees relating to the possible merger transaction with Barclays. Of this amount EUR 211 million are advisory fees and EUR 200 million are break fees.

Sundry expenses 2007 include the expense related to the liability to US Department of Justice investigation of USD 500 million (see note 28).

Following is a summary of the fees to our independent auditors for the years ended 31 December 2007, 2006 and 2005.

	2007	2006	2005

Audit fees	45.2	44.8	30.9
Audit-related fees	13.2	6.0	3.1
Tax fees	2.5	3.7	1.9
All other fees	0.6	0.3	0.4

Total fees	61.5	54.8	36.3

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

10    Depreciation and amortisation

	2007	2006	2005

Property depreciation	157	165	122
Equipment depreciation	387	436	423
Software amortisation	358	317	241
Amortisation of other intangible assets	23	4	15
Impairment losses on goodwill of private equity investments	11	1	19
Impairment losses on property and equipment	38	1	6
Impairment of property and equipment from restructuring	(1)	16	4
Impairment of software	14	0	1

Total	987	940	831

The increase in impairment losses in 2007 compared to 2006 and 2005 is mainly due to the result of the consortium transaction as a result of which, among others, certain IT implementation projects were cancelled.

The total of depreciation and amortisation includes EUR 168 million (2006: EUR 212 million and 2005: EUR 133 million) of depreciation, amortisation and impairments charged by consolidated private equity holdings (see note 41).

11    Income tax expense

Recognised in the income statement:

	2007	2006	2005
Current tax expense
Current year	1,306	1,453	1,106
Under/(over) provided in prior years	97	(96)	(87)
Subtotal	1,403	1,357	1,019
Deferred tax (benefit)/expense
Origination and reversal of timing differences	(930)	(331)	257
Reduction in tax rate	55	3	(35)
Subtotal	(875)	(328)	222
Total	528	1,029	1,241

Continuing operations	(48)	366	735
Discontinued operations	574	674	506
Taxation on disposal	2	(11)	–
Total	528	1,029	1,241

The Group made net cash income tax payments of EUR 0.8 billion in 2007 (2006: EUR 1.2 billion).

Reconciliation of the total tax charge

Total tax charge continuing operations

The effective tax rate on the Group’s profit before tax differs from the theoretical amount that would arise using the basic tax rate of the Netherlands. This difference can be explained as follows:

	2007	2006	2005

Dutch tax rate	25.5%	29.6%	31.5%
Current tax charge at current rate on ordinary activities	446	909	1,277

Tax exempt income relating to private equity	(87)	10	–
Tax exempt profit on sales	(58)	(46)	–
Other tax exempt income	(182)	(72)	(68)
Total tax exempt income effect	(327)	(108)	(68)

Tax related to adjustments to prior years’ tax calculations	97	(96)	(23)
Effect of adjustment to valuation allowance	46	10	39
Effect of changes in tax legislation	26	(97)	5
Effect of changes in tax rates	55	3	(2)
Amount of benefit from a previously unrecognized tax loss, tax credit or temporary difference of a prior period used to reduce current tax expense	(66)	–	–
Amount of benefit from a previously unrecognised tax loss, tax credit or temporary difference of a prior period used to reduce deferred tax expense	(95)	(1)	–
Other movements	(230)	(254)	(493)

Total	(48)	366	735

Other movements on 2007 includes changes in local tax rates of EUR 106 million.

Total tax charge discontinued operations

	2007	2006	2005

Dutch tax rate	25.5	29.6	31.5
Current tax charge at current rate on ordinary activities	2,232	810	504
Total tax exempt income effect	(1,865)	(97)	–
Other movements	207	(39)	2

Total	574	674	506

Recognised directly in equity

(Benefits)/charges	2007	2006	2005

Relating to currency translation	(81)	114	(198)
Relating to cash flow hedges	(158)	(223)	(235)
Relating to available-for-sale assets	389	190	169

Total	150	81	(264)

12    Earnings per share

The calculations for basic and diluted earnings per share are presented in the following table.

	2007	2006	2005

Profit for the year attributable to shareholders of the parent company	9,848	4,715	4,382
Profit from continuing operations attributable to shareholders of the parent company	1,706	2,699	3,303
Profit from discontinued operations attributable of shareholders of the parent company	8,142	2,016	1,079
Weighted average number of ordinary shares outstanding (in millions)	1,851.3	1,882.5	1,804.1
Dilutive effect of staff options (in millions)	–	7.5	4.3
Conditional share awards (in millions)	–	5.5	1.3
Diluted number of ordinary shares (in millions)	1,851.3	1,895.5	1,809.7

Earnings per share from continuing operations
Basic earnings per ordinary share (in euros)	0.92	1.43	1.83
Fully diluted earnings per ordinary share (in euros)	0.92	1.42	1.83

Earnings per share from continuing and discontinued operations
Basis earnings per ordinary share (in euros)	5.32	2.50	2.43
Fully diluted earnings per ordinary share (in euros)	5.32	2.49	2.42

Number of ordinary shares outstanding as at 31 December (in euros)	1,844.1	1,853.8	1,877.9
Net asset value per ordinary share (in euros)	16.04	12.73	11.83
Number of preference shares outstanding as at 31 December	1,356.5	1,369.8	1,369.8
Return on average shareholders’ equity (in %)	38.4	20.7	23.5

13    Cash and balances at central banks

This item includes cash on hand and deposits with central banks in countries in which the bank has a presence

	2007	2006

Cash on hand	1,470	1,887
Balances at central bank	15,280	10,430

Total	16,750	12,317

The deposits with the central banks that represent the mandatory reserve deposits and therefore not available for use in the Bank's day-to-day operations amount to EUR 10,560 million.

14    Financial assets and liabilities held for trading

	2007	2006
Financial assets held for trading
Dutch Government	1,434	976
US treasury and US government agencies	2,383	1,115
Other OECD governments	24,411	29,529
Non-OECD governments	4,196	3,783
Mortgage-backed securities	11,994	1,443
Financial institutions	13,428	12,259
Non financial institutions	11,823	10,946
Other	3,196	239
Interest earning financial assets	72,865	60,290

Equity instruments	45,947	40,112
Derivative financial instruments	123,465	105,334
Total assets held for trading	242,277	205,736

Financial liabilities held for trading
Short positions in financial assets	35,988	45,861
Derivative financial instruments	119,488	99,503
Total liabilities held for trading	155,476	145,364

Direct exposures to financial guarantors of EUR 1,026 million are recorded in derivative financial instruments.

This item also includes CDS exposures of EUR 969 million to highly rated credit derivative product companies.

Trading portfolio derivative financial instruments

			2007 Fair values			2006 Fair values
		Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
Interest rate derivatives
OTC	Swaps	6,143,903	61,053	59,725	5,788,088	57,947	55,768
	Forwards	315,236	94	108	342,962	73	69
	Options (purchased)	288,756	4,922	–	280,482	4,679	–
	Options (sold)	313,688	–	5,906	334,774	–	4,685
Exchange	Futures	208,083	54	51	277,120	64	41
	Options (purchased)	398	–	–	19	–	–
	Options (sold)	337	–	–	–	–	–
	Subtotal	7,270,401	66,123	65,790	7,023,445	62,763	60,563

Currency derivatives
OTC	Swaps	680,512	18,325	16,271	648,243	14,694	11,582
	Forwards	731,609	9,341	8,652	637,773	7,460	6,723
	Options (purchased)	61,117	2,773	–	62,697	2,183	–
	Options (sold)	73,134	–	3,648	62,168	–	2,291
Exchange	Futures	6,512	233	29	8,462	18	12
	Options	2,131	15	8	2,752	15	9
	Subtotal	1,555,015	30,687	28,608	1,422,095	24,370	20,617

Credit derivatives
OTC	Swaps	1,604,766	17,216	15,542	1,463,317	10,707	9,823

Other
OTC	Equity, commodity and other	115,340	1,862	1,530	77,017	564	517
	Equity options (purchased)	30,958	5,568	–	29,467	4,579	–
	Equity options (sold)	27,699	–	989	27,630	–	5,495
Exchange	Equity, commodity and other	14,617	151	48	12,439	338	27
	Equity options (purchased)	19,670	1,858	2,982	20,571	2,013	–
	Equity options (sold)	26,407	–	3,999	22,916	–	2,461
	Subtotal	234,691	9,439	9,548	190,040	7,494	8,500

Total		10,664,873	123,465	119,488	10,098,897	105,334	99,503

Mortgage backed securities

The Group is involved in buying mortgage-backed securities; including securities backed by US mortgages, and repackaging them into collateralised debt obligations (CDOs) for subsequent sale to investors. As a result of worsening credit conditions, the Group has retained the exposure to the super senior tranches of US related ABS CDOs. At 31 December 2007, the Group’s net exposure to unsold tranches of US related ABS CDOs totalled EUR 1,988 million to high grade CDOs, which include commercial loan collateral as well as prime and sub-prime mortgage collateral.

There is a further net exposure of EUR 280 million to US residential mortgages through a trading inventory of residential mortgage-backed securities (RMBS) and ABS CDOs. The majority of this exposure relates to prime RMBS. Trading book exposures are marked to market using individual market prices, where available, or against market benchmarks.

The remaining balance of mortgaged backed securities relate to European Mortgages.

15    Financial investments

	2007	2006

Interest-earning securities: available-for-sale
Dutch Government	1,844	2,537
US Treasury and US Government	2,202	4,800
Other OECD governments	31,502	38,437
Non-OECD governments	8,316	9,247
Mortgage-backed securities[1]	27,063	32,868
Financial institutions[1]	16.007	13,432
Non financial institutions	1,073	13,485
Other interest-earning securities	2,442	2,752
Subtotal	90,449	117,558

Interest-earning securities: held-to-maturity
Dutch Government	1,275	1,285
US Treasury and US Government	–	14
Other OECD governments	1,128	2,001
Mortgage-backed securities	–	26
Other interest-earning securities	231	403
Subtotal	2,634	3,729

Total	93,083	121,287

Equity instruments
Available-for-sale	1,013	1,866
Designated at fair value through income	2,339	2,228
Subtotal	3,352	4,094

Total	96,435	125,381

1 The figures of 2006 are adjusted for comparison purposes. The reclassification of the Financial Institutions to Mortgage-backed securities in 2006 (EUR 18,213 million) is due to the redefinition of the underlying product criteria.

Within the mortgage backed securities portfolio approximately 97% of the securities are rated at AAA and for the remainder AA. Only EUR 1,982 million of the net exposure of mortgage backed securities relates to assets backed by US residential mortgages and the remainder relates predominantly to European mortgages. Indirect exposures to monoline insurers, through financial guarantees are embedded in interest bearing securtities available-for-sale.

The Group performs a review of each individual available-for-sale security on a regular basis to determine whether any evidence of impairment exists. This review considers factors such as any reduction in fair value below cost and its direction, the credit standing and prospects of the issuer, and the intent and ability of the Group to hold the available-for-sale or held-to-maturity security for such sufficient time to allow for any anticipated recovery in fair value.

16    Loans and receivables – banks

This note is comprised of amounts due from or deposited with banking institutions.

	2007	2006

Current accounts	9,295	9,473
Time deposits placed	9,286	15,396
Professional securities transactions	150,338	105,969
Loans	6,779	3,986
Subtotal	175,698	134,824
Allowances for impairment	(2)	(5)

Total	175,696	134,819

The increase in Professional securities transactions is mainly attributable to BU Europe.

17    Loans and receivables – customers

This item is comprised of amounts receivable, mainly regarding loans and mortgages balances with non-bank customers.

	2007	2006

Public sector	5,739	11,567
Commercial	144,534	180,262
Consumer	121,763	135,484
Professional securities transactions	98,270	93,716
Multi-seller conduits	29,457	25,872
Subtotal	399,763	446,901
Allowances for impairment	(3,001)	(3,646)

Total	396,762	443,255

The decrease year-on-year mainly reflects the treatment of Antonveneta as discontinued operations and the sale of LaSalle on 1 October 2007. The increase in professional securities transactions are mainly a result of increased positions in the UK.

The risk management disclosures section on credit risk (see note 38) contains information about the concentration of credit risk by business sector and geographical location, as well as a breakdown of the amounts by type of collateral. The amount advanced held by multi-seller conduits is typically collateralised by a pool of customer receivables in excess of the amount advanced (see note 38). The conduits issue commercial paper as specified in note 25.

Multi-seller conduits

As part of its regular business activities the Group structures financing transactions for its clients by selling financial assets of the client to an SPE. The SPE issues asset backed commercial paper to the market to fund the purchases. The Group facilitates these transactions operationally to their clients.

The Group supports the commercial paper programs by providing short term liquidity to the SPE’s to overcome temporary shortfalls in funding of these SPE’s using the commercial paper market. The Group has some credit risk in these programs and as a result might suffer credit losses from it. The vehicles used in these programmes are consolidated under IFRS and impact assets by EUR 29.5 billion (2006: 25.9 billion) and liabilities by EUR 27.4 billion (2006: 26.2 billion).

For an analysis of the market and liquidity risks involved, refer to note 38.

18    Loan impairment charges and allowances

Loan provisioning-commercial loans

The Group reviews the status of credit facilities issued to commercial clients every 6 or 12 months, depending on the rating of the facility. Additionally, credit officers continually monitor the quality of the credit, the client and the adherence to contractual conditions. Should the quality of a loan or the borrower’s financial position deteriorate to the extent that doubts arise over the borrower’s ability to meet its contractual obligations, management of the relationship is transferred to the Financial Restructuring and Recovery function.

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

Loan provisioning-consumer loan products

The bank offers a wide range of consumer loan products and programs such as personal loans, home mortgages, credit cards and home improvement loans. Provisioning for these products is carried out on a portfolio basis with a provision for each product being determined by the portfolio’s size and loss experience.

Our consumer loan portfolio policy states that, in general, when interest or principal on a consumer loan is 90 days or more past due, such loans are classified as non-performing and as a result the loans are considered impaired.

Allowances against a given portfolio may be released where there is improvement in the quality of the portfolio. For consumer loans, our write-off rules are determined on days past due and vary by type of product.

Allowance for incurred but not identified losses

In addition to impairment allowances calculated on a specific or portfolio basis, the Group also maintains an allowance to cover undetected impairments existing within loans due to delays in obtaining information that would indicate that losses exist at the balance sheet date.

Allowances

2007	Banks	Commercial	Consumer	Total

Balance at 1 January	5	2,344	1,302	3,651
Reclassification related to businesses held for sale/discontinued operations	–	(547)	(172)	(719)
	5	1,797	1,130	2,932
New impairment allowances	–	1,029	1,738	2,767
Reversal of impairment allowances no longer required	–	(284)	(229)	(513)
Recoveries of amounts previously written off	–	(381)	(169)	(550)
Total loan impairment and other credit risk provisions	–	364	1,340	1,704

Amount recorded in interest income from unwinding of discounting	–	(11)	–	(11)
Currency translation differences	–	(16)	30	14
Amounts written off (net)	(3)	(144)	(1,251)	(1,398)
Disposals of businesses	–	(281)	(4)	(285)
Reserve for unearned interest accrued on impaired loans	–	65	(18)	47

Balance at 31 December	2	1,774	1,227	3,003

2006	Banks	Commercial	Consumer	Total

Balance at 1 January	17	2,146	841	3,004
New impairment allowances	–	1,171	1,308	2,479
Reversal of impairment allowances no longer required	(4)	(98)	(327)	(429)
Recoveries of amounts previously written off	–	(512)	(127)	(639)
Total loan impairment and other credit risk provisions	13	561	854	1,411

Amount recorded in interest income from unwinding of discounting	–	(14)	(48)	(62)
Currency translation differences	–	(44)	(12)	(56)
Amounts written off (net)	(8)	(633)	(495)	(1,136)
Disposals of businesses and discontinued operations	–	227	147	374
Reserve for unearned interest accrued on impaired loans	–	101	15	116

Balance at 31 December	5	2,344	1,302	3,651

The reconciliation of the allowance for impairment losses for loans and receivables:

Impairment

2007	Banks	Commercial		Consumer		Total
			Mortgages	Personal loans	Credit cards	Other consumer

Individual impairment	2	1,188	32	6	4	40	1,272
Collective impairment	–	586	68	772	54	251	1,731

Total loan impairment and other credit risk provisions	2	1,774	100	778	58	291	3,003

Carrying amount of loans, individually determined to be impaired, before deducting any individually assessed impairment allowance	2	2,448	136	7	5	100	2,698

2006	Banks	Commercial		Consumer		Total
			Mortgages	Personal loans	Credit cards	Other consumer

Individual impairment	5	1,714	34	8	23	2	1,786
Collective impairment	–	630	28	359	104	744	1,865

Total loan impairment and other credit risk provisions	5	2,344	62	367	127	746	3,651

Carrying amount of loans, individually determined to be impaired, before deducting any individually assessed impairment allowance	5	3,531	97	9	34	2	3,678

19    Equity accounted investments

	2007	2006

Banking institutions	604	1,436
Other investments	267	91
Total	871	1,527

Balance at 1 January	1,527	2,993
Reclassification related to businesses held for sale/discontinued operations	(40)	–
	1,487	2,993
Movements:
Purchases	196	194
Sales/reclassifications	(929)	(1,833)
Share of results in equity accounted investments	271	241
Share of results in discontinued operations	–	2
Dividends received from equity accounted investments	(81)	(72)
Currency translation differences	(37)	(43)
Other	(36)	45

Balance at 31 December	871	1,527

The interest in Capitalia has been exchanged for Unicredit Shares in 2007 after which it is no longer recorded as an equity accounted investment.

There are no unrealised gains/losses related to equity accounted investments included in the Group’s cash flow hedge and available-for-sale reserve (2006: EUR 53 million).

Amounts receivable from and payable to equity accounted investments included in the various balance sheet items totaled:

	2007	2006

Loans and receivables-banks	149	11
Loans and receivables-customers	12	212
Due to banks	492	61
Due to customers	284	258

The principal equity accounted investments of the Group on an aggregated basis (not adjusted for the Group’s proportionate interest) have the following balance sheet and income statement totals:

	2007	2006

Total assets	17,410	155,000
Total liabilities	13,758	134,741
Total operating income	2,564	7,432
Profit before tax	563	2,355

Year-to-year decreased mainly caused by the exchange of the Capitalia shares in Unicredit shares.

20    Property and equipment

The book value of property and equipment in 2007 and 2006 changed as follows:

Property
	Used in operations	Other	Equipment	Total

Balance at 1 January 2007	4,263	247	1,760	6,270
Reclassification related to businesses held for sale/discontinued operations	(2,421)	(195)	(862)	(3,478)
	1,842	52	898	2,792
Movements:
Acquired in business combinations	25	4	7	36
Additions	162	71	458	691
Disposals	(87)	(52)	(43)	(182)
Impairment losses	(2)	–	(36)	(38)
Depreciation	(154)	(3)	(388)	(545)
Currency translation differences	14	3	–	17
Other	2	(7)	(19)	(24)
Balance at 31 December 2007	1,802	68	877	2,747

Representing:
Cost	3,007	83	2,520	5,610
Cumulative impairment	(20)	(12)	(3)	(35)
Cumulative depreciation	(1,185)	(3)	(1,640)	(2,828)

Property
	Used in operations	Other	Equipment	Total

Balance at 1 January 2006	3,340	2,979	1,791	8,110
Movements:
Acquired in business combinations	1,010	98	215	1,323
Divestment of business	(269)	(2,846)	(171)	(3,286)
Additions	450	783	688	1,921
Disposals	(108)	(767)	(148)	(1,023)
Impairment losses	(17)	–	–	(17)
Depreciation	(161)	(4)	(436)	(601)
Depreciation discontinued operations	(42)	–	(115)	(157)
Currency translation differences	(93)	(7)	(43)	(143)
Other	153	11	(21)	143
Balance at 31 December 2006	4,263	247	1,760	6,270

Representing:
Cost	5,881	276	4,448	10,605
Cumulative impairment	(44)	(17)	(4)	(65)
Cumulative depreciation	(1,574)	(12)	(2,684)	(4,270)

Divestment of businesses in 2006 mainly relates to development property of Bouwfonds. For discontinued operations refer to note 45.

As lessee

The Group leases equipment under a number of finance lease agreements. At 31 December 2007 the net carrying amount of leased equipment included in property and equipment was EUR 7 million (2006: EUR 8 million).

As lessor

The Group also leases out various assets, included in ‘Other’, under operating leases. Non-cancellable operating lease rentals are as follows:

	2007	2006

Less than one year	48	56
Between one and five years	175	140
More than five years	95	49

Total	318	245

During the year ended 31 December 2007, EUR 80 million (2006: EUR 59 million) was recognised as rental income in the income statement and EUR 63 million (2006: EUR 48 million) in respect of directly related expenses.

21    Goodwill and other intangible assets

	2007	2006

Goodwill	474	4,714
Private equity goodwill	–	2,436
Software	904	959
Other intangibles	46	1,298

Total	1,424	9,407

The book value of goodwill and other intangibles changed as follows:

	Goodwill	Private equity goodwill	Software	Other intangibles	Total

Balance at 1 January 2007	4,714	2,436	959	1,298	9,407
Reclassification related to businesses to held for sale/discontinued operations	(4,594)	(2,436)	(156)	(1,262)	(8.448)
	120	–	803	36	959
Movements:
Acquired in business combinations	361	–	3	33	397
Additions	–	–	481	–	481
Impairment losses	–	(11)	(14)	–	(25)
Amortisation	–	–	(358)	(23)	(381)
Currency translation differences	(7)	–	(5)	(1)	(13)
Other	–	11	(6)	1	6
Balance at 31 December 2007	474	–	904	46	1,424

Representing:
Cost	476	–	2,055	50	2,581
Cumulative impairment	(2)	–	(3)	–	(5)
Cumulative amortisation	–	–	(1,148)	(4)	(1,152)

	Goodwill	Private equity goodwill	Software	Other intangibles	Total

Balance at 1 January 2006	198	2,128	758	99	3,183
Movements:
Acquired in business combinations	4,399	270	133	1,095	5,897
Divestment of business	–	(171)	(1)	(35)	(207)
Additions	115	297	485	315	1,212
Disposals	–	(87)	(6)	(6)	(99)
Impairment losses	–	(1)	–	–	(1)
Amortisation	–	–	(317)	(4)	(321)
Amortisation of discontinued operations	–	–	(68)	(166)	(234)
Currency translation differences	2	–	(36)	(1)	(35)
Other	–	–	11	1	12
Balance at 31 December 2006	4,714	2,436	959	1,298	9,407

Representing:
Cost	4,716	2,580	2,133	1,486	10,915
Cumulative impairment	(2)	(144)	(3)	–	(149)
Cumulative amortisation	–	–	(1,171)	(188)	(1,359)

Business combinations

On respectively 5 March 2007 and 22 September 2007 the Group acquired Prime Bank Ltd and Taitung Business Bank Taiwan; refer to note 2 for further details. The fair values of the identifiable assets and liabilities and the goodwill arising on these acquisitions are as follows:

Prime Bank

	Recognised on acquisition by the group	Carrying value

Property and equipment	15	13
Financial assets	474	472
Deferred tax assets	6	6
All other assets	16	52
Total identifiable assets	511	543

All other liabilities	497	496
Total identifiable liabilities	497	496

Total net assets	14	47

Purchase price (100%)	184
Net assets	14

Goodwill arising on acquisition of 100% outstanding shares	170
ABN AMRO share (96.2%)	163

Taitung Business Bank Taiwan

	Recognised on acquisition by the group	Carrying value

Intangible assets	12	–
Property and equipment	21	20
Financial assets	369	535
All other assets	2	2
Total identifiable assets	404	557

All other liabilities	711	706
Total identifiable liabilities	711	706

Total net assets	(307)	(149)

Purchase price (100%)	(147)
Net assets	(307)

Goodwill arising on acquisition of 100% outstanding shares	160

The total cost directly attributable to the businesses combinations is EUR 6 million and include mainly professional fees paid to effect the combination.

77132rg
Impairment testing

Goodwill has been allocated for impairment testing purposes to individual cash generating units. At 31 December 2007 goodwill is allocated across multiple cash generating units whose recoverable amounts are assessed independently of one another.   The recoverable amount has been determined based on a value in use basis, calculated using a discounted cash flow model.  Factors such as existing business plans and targeted synergies are included in this approach.  The calculated recoverable amount for each cash generating unit with goodwill currently exceeds its carrying amount.

22     Other assets

	2007	2006

Deferred tax assets	3,396	3,479
Current tax assets	1,479	1,189
Derivative assets used for hedging	2,464	3,214
Mortgages designated at fair value	1,569	331
Unit-linked investments held for policyholder accounts	4,609	5,462
Pension assets	15	145
Other assets of consolidated private equity holdings, including inventories	–	1,733
Sundry assets and other receivables	5,681	11,659

Total	19,213	27,212

Mortgages designated at fair value and unit-linked investments held for policyholders are designated at fair value with changes through income.

23     Due to banks

This item is comprised of amounts due to banking institutions, including central banks and multilateral development banks.

	2007	2006

Professional securities transactions	123,537	87,762
Current accounts	19,058	20,273
Time deposits	94,075	70,127
Advance from Federal Home Loan banks	–	7,293
Other	2,664	2,534

Total	239,334	187,989

The increase of the Professional securities transaction is mainly due to an increase of professional securities transactions in BU Europe.

24     Due to customers

This item is comprised amounts due to non-banking customers.

	2007	2006

Consumer current accounts	20,343	35,358
Commercial current accounts	62,284	75,689
Consumer savings accounts	75,311	89,893
Commercial deposit accounts	93,384	96,577
Professional securities transactions	74,556	57,828
Other	4,474	7,038

Total	330,352	362,383

25     Issued debt securities

	2007		2006
	Effective rate %		Effective rate %

Bonds and notes issued	4.3	102,708	4.1	117,122
Certificates of deposit and commercial paper	5.6	43,396	4.8	56,375
Cash notes, savings certificates and bank certificates	5.0	1,533	5.6	2,269
Subtotal		147,637		175,766
Commercial paper issued by multi-seller conduits	5.5	27,358	5.0	26,280

Total		174,995		202,046

Bonds are issued in the capital markets with a focus on the euro market and are denominated mostly in Euro and US dollars. The commercial paper programs are issued globally with the majority issued in the United States and Europe. The other debt securities are instruments used in markets in which ABN AMRO is active and are usually denominated in local currencies. Of the total amount, EUR 66.0 billion (2006: EUR 75.3 billion) consists of variable interest bearing securities. EUR 14.4 billion (2006: EUR 20.1 billion) of fixed rate issued debt designated in a fair value hedge relationship.

Issued debt securities in (currency):

	2007	2006

EUR	81,147	95,452
USD	70,715	84,308
Other	23,133	22,286

Total	174,995	202,046

Included in the balance above are various structured liabilities that have been designated at fair value through income due to the inclusion of embedded derivative features. The fair value of these liabilities at 31 December 2007 is EUR 44,668 million (2006: EUR 29,268 million) and the amortised cost amounted to EUR 45,229 million (2006: EUR 29,738 million).

Financial liabilities designated as fair value through income

	Structured notes
	2007	2006

Cumulative change in fair value of the structured notes attributable to changes in credit risk	87	–
Change during the year in fair value of the structured notes attributable to changes in credit risk	70	27
Difference between the contractual amount at maturity and the carrying amount	561	470

The change in fair value of the designated structured notes attributable to changes in credit risk has been calculated by reference to the change in credit spread implicit in the market value of ABN AMRO’s senior notes.

Maturity analysis of the issued debt securities

	2007	2006

Within one year	91,685	103,531
After one and within two years	13,822	18,231
After two and within three years	14,904	19,380
After three and within four years	8,852	13,402
After four and within five years	22,399	7,903
After five years	23,333	39,599

Total	174,995	202,046

26     Provisions

	2007	2006

Insurance fund liabilities	3,652	4,080
Provisions for contributions to post-retirement healthcare 27	74	111
Provision for pension commitments 27	321	649
Other staff provision	109	672
Restructuring provision	124	415
Other provisions	2,264	1,923

Total	6,544	7,850

The other staff provisions relate in particular to occupational disability and other benefits, except early retirement benefits payable to non-active employees which are included in provision for pension commitments. Provisions created for staff benefit schemes as a result from restructuring are accounted for as restructuring provision. Insurance fund liabilities include the actuarial reserves, the premium and claims reserves of the Group’s insurance companies. Other provisions relate amongst others to claims and litigation.

	Other staff provisions	Restructuring	Other provisions

Balance at 1 January 2007	672	415	1,923
Reclassification related to businesses held for sale/discontinued operations	(425)	(60)	(243)
	247	355	1,680
Movements:
Additions	34	33	1,321
Expense charged to provisions	(73)	(139)	(886)
Acquisitions/disposals	(25)	5	(87)
Currency translation differences	(1)	(5)	22
Reversed amounts	(5)	(115)	(199)
Other	(68)	(10)	413

Balance at 31 December 2007	109	124	2,264

Balance at 1 January 2006	459	501	1,239
Movements:
Additions	74	126	430
Expense charged to provisions	(203)	(178)	(512)
Acquisitions/disposals	89	(40)	416
Currency translation differences	(15)	(8)	(26)
Other	268	14	376

Balance at 31 December 2006	672	415	1,923

Movements in insurance fund liabilities are as follows:

	2007	2006

Balance at 1 January	4,080	3,169

Premium carried from income statement	408	370
Claims paid	(203)	(210)
Interest	86	21
Acquisitions/disposals	(761)	825
Changes in estimates and other movements	(19)	(78)
Currency translation differences	61	(17)

Balance at 31 December	3,652	4,080
The unit linked insurance liabilities are disclosed in other liabilities.

Assumptions used to measure insurance liabilities

The assumptions that have the greatest effect in calculating actuarial reserves are future mortality, morbidity, persistency and levels of expenses. Mortality estimates are based on standard industry and national mortality tables, adjusted where appropriate to reflect the Group’s own experience. Other key metrics include interest (2007: 4.06%) unit growth (2007: 5.38%) and expense inflation (2007: 3.00%).

Changes in assumptions during the year were not significant to the profit recognised.

Claims development

The amount and timing of claims payment is typically resolved within one year.

Options and guarantees

These are no option and guarantees relating to life insurance contracts that could in aggregate have material effect on the amount, timing and uncertainty of the Group’s future cash flows.

27     Pension and other post-retirement employee benefits

Pension costs and contributions for post-retirement healthcare borne by the Group are included in personnel expenses and are shown in the following table:

	Pension		Healthcare
	2007	2006	2007	2006

Service cost	280	374	3	5
Interest cost	535	529	11	10
Expected return on plan assets	(621)	(632)	(3)	(5)
Net amortization of net actuarial (gains)/losses	(6)	27	–	(1)
Net amortization of prior-service cost	–	(72)	–	–
(Gain)/loss on curtailment or settlements	(28)	1	(4)
Pensions costs and post-retirement healthcare cost related to discontinued operations	–	(62)	–	(3)
Defined benefit plans	160	165	7	6
Defined contribution plans	222	168	4	–

Total costs	382	333	11	6

Liability for defined benefit obligations

The Group makes contributions to 43 (2006: 44) defined benefit plans that provide pension benefits for employees upon retirement. The amounts recognised in the balance sheet are as follows:

	Pension		Healthcare
	2007	2006	2007	2006

Present value of funded obligations	9,651	12,167	7	81
Present value of unfunded obligations	91	134	69	58
Less: Fair value of plan assets	9,969	11,149	–	60
Present value of net obligations	(227)	1,152	76	79

Unrecognised prior year service cost	(6)	(7)	–	–
Unrecognised actuarial (losses)/gains	542	(683)	(2)	32
Unrecognised assets	–	42	–	–

Net recognized liability for defined benefit obligations	309	504	74	111

Actual return on plan assets or any reimbursement rights are recognised as an asset.

Included in the net recognised liability for pension is a pension asset of EUR 12 million (2006: EUR 145 million). The difference is mainly related to discontinued operations.

Movements in the net liability/asset recognised in the balance sheet are as follows:

	Pension		Healthcare
	2007	2006	2007	2006

Balance at 1 January	504	823	111	101
Reclassification related to businesses held for sale/discontinued operations	(5)	–	(35)	–
	499	823	76	101

Acquisition/(disposals)	–	30	–	–
Contributions paid	(410)	(582)	(7)	(6)
Expense recognised in the income statement	160	227	7	9
Currency translation differences	(8)	6	(2)	7
Recognised curtailment/settlement	1	–	–	–
Other	67	–	–	–

Net liability at 31 December	309	504	74	111

Explanation of the assets and liabilities

The following tables summarise the changes in benefit obligations and plan assets of the main pension plans and other employee benefit plans.

Movements in defined benefit obligations are as follows:

	Pension		Healthcare
	2007	2006	2007	2006

Balance at 1 January	12,301	12,403	139	139
Reclassification related to businesses held for sale/discontinued operations	(1,232)	–	(74)	–
	11,069	12,403	65	139

Service cost	280	374	3	5
Interest cost	535	529	11	10
Employee contributions	3	5	–	–
Actuarial gains/(losses)	(1,501)	(518)	12	(3)
Benefits paid	(343)	(333)	(7)	(9)
Acquisitions/(disposals)	–	30	–	–
Plan amendments	–	(87)	–	–
Settlement/curtailment	(34)	(2)	–	–
Currency translation differences	(181)	(100)	(4)	(10)
Other	(86)	–	(4)	7

Balance at 31 December	9,742	12,301	76	139

Movements in fair value of plan assets are as follows:

	Pension		Healthcare
	2007	2006	2007	2006

Balance at 1 January	11,149	10,212	60	63
Reclassification related to businesses held for sale/discontinued operations	(1,266)	–	(58)	–
	9,883	10,212	2	63

Expect return on plan assets	620	632	3	5
Actuarial gains (losses)	(288)	150	1	2
Employee contributions/refunds	3	5	–	–
Employers contribution	394	571	–	–
Benefits paid	(327)	(322)	-	(3)
Currency translation differences	(180)	(100)	(6)	(7)
Recognised settlement/curtailment	1	–	–	–
Other	(137)	1	–	–

Balance at 31 December	9,969	11,149	–	60

The weighted averages of the main actuarial assumptions used to determine the value of the provisions for pension obligations and contributions to health insurance as at 31 December were as follows:

	2007	2006

Pensions
Discount rate	5.5%	4.6%
Expected increment in salaries	2.7%	2.8%
Expected return on investments	6.1%	6.0%

Healthcare
Discount rate	10.8%	8.2%
Average rise in the costs of healthcare	8.6%	9.0%

The expected return on investments regarding pension obligations is weighted on the basis of the fair value of these investments. The average rise in the cost of healthcare is weighted on the basis of the healthcare cost in 2006. All other assumptions are weighted on the basis of the defined benefit plan obligations.

For the pension plans, the target and actual allocation of the plan assets are as follows:

	2007			2006
	Value in millions Euro	% of total fair value of scheme assets	Expected rate of return %	Value in millions Euro	% of total fair value of scheme assets	Expected rate of return %
Plan asset category
Equity securities	4,774	47.9%	7.9%	5,936	53.2%	7.3%
Issued debt securities	4,918	49.3%	4.7%	5,139	45.6%	4.2%
Real estate	38	0.4%	6.0%	33	0.2%	5.2%
Other	239	2.4%	4.8%	41	1.0%	4.0%

Total	9,969			11,149

Plan assets for 2007 and 2006 do not include investments in ordinary shares, debt issued or property occupied by the Group.

Forecast of pension benefits payments

2008	307
2009	316
2010	326
2011	336
2012	348
Years after 2012	1,868

The Group’s expected contribution to be paid to defined pension schemes in 2008 will amount to EUR 336 million (2007: EUR 407 million).

A one-percentage point change in the assumed rate of increase in healthcare costs would have the following effects:

	1% Increase	1% Decrease
2007
Effect on the aggregate current service cost and interest cost	4	(1)
Effect on the defined benefit obligation	10	(7)

2006
Effect on the aggregate current service cost and interest cost	2	(1)
Effect on the defined benefit obligation	9	(7)

Amounts for current and previous periods are as follows:

	2007	2006	2005	2004
Pension
Defined benefit obligation	(9,742)	(12,301)	(12,403)	(10,715)
Plan assets	9,969	11,149	10,212	8,754
(Deficit)/Surplus	227	(1,152)	(2,191)	(1,961)

Experience adjustments on plan liabilities	1,501	518	(925)	(962)
Experience adjustments on plan assets	(288)	150	399	63

Healthcare
Defined benefit obligation	(76)	(139)	(139)	(760)
Plan assets	–	60	63	46
(Deficit)/Surplus	(76)	(79)	(76)	(714)

Experience adjustments on plan liabilities	(12)	3	(45)	(192)
Experience adjustments on plan assets	1	2	(3)	2

Actuarial gains and losses

The actuarial gains and losses arising on plan liabilities and plan assets (pension plans only) are as follows:

	2007	2006	2005	2004

Present value of obligations	(9,742)	(12,301)	(12,403)	(10,715)
Fair value of plan assets	9,969	11,149	10,212	8,754
Net surplus/deficit in the plans	227	(1,152)	(2,191)	(1,961)

Actuarial (losses)/gains
- arising on benefit obligation	1,501	518	(925)	(962)
- arising on benefit obligation (% of plan liabilities)	15.4%	4.2%	(7.5% )	(9.0% )

Actuarial gains
- arising on plan assets	(288)	150	399	63
- arising on plan assets (% of plan assets)	(2.9% )	1.3%	3.9%	7.2%

Contingent liabilities

There are no contingent liabilities arising from post-employment obligations.

28     Other liabilities

	2007	2006

Deferred tax liabilities	1,122	2,463
Current tax liabilities	969	2,026
Derivative liabilities used for hedging	1,971	3,965
Liability to unit-linked policyholders	4,609	5,462
Other liabilities of consolidated private equity holdings	–	1,053
Sundry liabilities and other payables	11,492	7,008

Total	20,163	21,977

Sundry liabilities and other payables includes a liability of EUR 1,153 million relating  to a deferred bonus scheme.

Furthermore an amount of EUR 354 million is included with respect to the US Department of Justice investigation. The US Department of Justice has been conducting a criminal investigation into the Bank’s dollar clearing activities, OFAC compliance procedures and other Bank Secrecy Act compliance matters. The Bank has cooperated and continues to cooperate fully with the investigation. Although no written agreement has yet been reached and negotiations are ongoing, the Bank has reached an agreement in principle with the US Department of Justice that would resolve all presently known aspects of the ongoing investigation.

Under the terms of the agreement in principle, the Bank and the United States would enter into a deferred prosecution agreement relating to the issues that are the subject of the current criminal investigation. In the deferred prosecution agreement, the Bank would be able to waive indictment and instead agree to the filing of information in the United States District Court charging it with certain violations of federal law based on information disclosed in an agreed factual statement. The Bank would also agree to continue cooperating in the United States’ ongoing investigation and to settle all known civil and criminal claims currently held by the United States for the sum of USD 500 million. The precise terms of the deferred prosecution agreement are still under negotiation.

In consideration for the foregoing provisions, as well as the Bank’s extensive remedial actions to date and its willingness to demonstrate future good conduct and full compliance with all applicable federal laws, the United States would recommend to the United States District Court that the prosecution of the Bank under the information be deferred for a fixed period. At the end of that fixed period, provided the Bank is in full compliance with all of its obligations under the deferred prosecution agreement, the United States would seek dismissal with prejudice of the information filed against the Bank. The precise terms of the deferred prosecution agreement and agreed factual statement are still under negotiation, but we do not expect the terms of the settlement to have a material adverse impact on ABN AMRO’s consolidated financial position or results of its operations.

29     Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

The components of taxes are as follows:

	2007		2006
	Assets	Liabilities	Assets	Liabilities

Current tax	1,479	969	1,189	2,026
Deferred tax	3,396	1,122	3,479	2,463

Deferred tax assets and liabilities are attributable to the following items:

	Assets		Liabilities		Recognised in income		Recognised in equity
	2007	2006	2007	2006	2007	2006	2007	2006

Property and equipment	43	9	122	160	187	(15)	–	2
Intangible assets including goodwill	236	613	–	457	(23)	61	–	5
Derivatives	29	68	73	128	(8)	232	33	(243)
Investment securities	190	170	58	170	87	9	66	300
Employee benefits	316	288	104	–	5	38	–	(2)
Servicing rights	1	1	–	521	–	29	–	–
Allowances for loan losses	831	978	39	-	103	372	6	105
Leasing	2	–	212	399	(42)	(10)	(1)	4
Tax credits	18	13	–	–	3	29		–
Other	721	389	62	61	258	(408)	45	(509)
Tax value of carry-forward losses recognised	1,009	950	452	567	304	(9)	1	233

Total	3,396	3,479	1,122	2,463	874	328	150	(105)

Unrecognised deferred tax assets

Deferred tax assets that have not been recognised in respect of carry-forward losses amount to EUR 695 million (2006: EUR 898 million) as it is not probable that future taxable profits will be available where the Group can utilise these losses. The difference between the deferred tax assets that have not been recognized in respect of carry-forward losses in 2007 compared with 2006 is mainly related to discontinued operations.

Expiration of carry-forward losses

At 31 December 2007 carry-forward losses expire as follows:

2008	63
2009	26
2010	36
2011	57
2012	198
Years after 2012	2,230
No expiration	3,095

Total	5,705

Tax exposure to distributable reserves

ABN AMRO considers approximately EUR 0.6 billion (2006: EUR 1.4 billion) in distributable invested equity of foreign operations to be permanently invested. If retained earnings were to be distributed, no foreign income taxes would have to be paid. The estimated impact of foreign withholding tax is EUR 6 million (2006: EUR 6 million).

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

Financial liabilities designated as fair value through income

	Subordinated liabilities
	2007	2006

Cumulative change in fair value of the subordinated liabilities attributable to changes in own credit risk	98	–
Change during the year in fair value of the subordinated liabilities attributable to changes in credit risk	98	–
Difference between the contractual amount at maturity and the carrying amount	7	–

The change in fair value of the designated structured notes attributable to changes in own credit risk has been calculated by reference to the change in credit spread implicit in the market value of ABN AMRO’s senior notes.

The maturity profile of subordinated liabilities is as follows:

	2007	2006

Within one year	700	1,384
After one and within two years	2,161	726
After two and within three years	810	2,165
After three and within four years	19	811
After four and within five years	118	21
After five years	11,808	14,106

Total	15,616	19,213

The average interest rate on subordinated liabilities was 4.6% (2006: 5.2%). Subordinated liabilities as at 31 December 2007 denominated in euros amounted to EUR 8,081 million (2006: EUR 10,259 million) and in US dollars amounted to EUR 5,277 million (2006: EUR 7,332 million). EUR 8,999 million (2006: EUR 8,522 million) is of has a variable interest rate nature.

The following table analyses the subordinated liabilities by issuer:

	2007	2006

ABN AMRO Holding N.V. preference financing shares	768	768
ABN AMRO Bank N.V.	12,616	13,101
Other Group companies	2,232	5,344

Total	15,616	19,213

Total subordinated liabilities include EUR 4,260 million (2006: EUR 6,122 million) which qualifies as tier 1 capital for capital adequacy purposes.

Preference financing shares

At 31 December 2007, 2006 and 2005, there were 1,369,815,864 (EUR 767,096,884) preference financing shares convertible into ordinary shares (‘preference shares’) in issue. Each share has a nominal value of EUR 0.56. The holders of these shares will receive a dividend of EUR 0.02604 per share, representing 4.65% of the face value. As of 1 January 2011, and every ten years thereafter, the dividend percentage on the preference shares will be adjusted in line with the arithmetical average of the ten-year euro-denominated interest rate swap as published by Reuters on the dividend calculation dates thereof, plus an increment to be set by the Managing Board with the approval of the Supervisory Board, of no less than 25 basis points and no more than one hundred basis points, depending on the market situation at that time.

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

31     Share capital

The table below provides a breakdown of our issued share capital, issued and fully paid ordinary shares, treasury shares, preference financing shares and (formerly convertible) preference shares. During 2007, 2006 and 2005 there has been no movement in issued preference financing shares and (formerly convertible) preference shares.

Ordinary shares	Number	Millions of euros

Issued and fully paid
At 1 January 2007	1,936,847,516	1,085
Exercised options and warrants	–	–

Balance at 31 December 2007	1,936,847,516	1,085

Issued and fully paid
At 1 January 2006	1,909,738,427	1,069
Exercised options and warrants	27,109,089	16

Balance at 31 December 2006	1,936,847,516	1,085

Issued and fully paid
At 1 January 2005	1,702,888,861	954
New issue	145,278,482	82
Dividends paid in shares	61,571,084	33

Balance at 31 December 2005	1,909,738,427	1,069

There are no issued ordinary shares that have not been fully paid.

Treasury shares	Number	Millions of euros

Issued and fully paid
At 1 January 2007	83,060,725	1,829
Used for options exercised and performance share plans	(27,649,180)	(624)
Share buy back	55,512,333	1,847
Dividends paid in shares	(18,204,058)	(412)

Balance at 31 December 2007	92,719,820	2,640

Issued and fully paid
At 1 January 2006	31,818,402	600
Used for options exercised and performance share plans	(8,454,965)	(143)
Share buy back	95,899,360	2,204
Dividends paid in shares	(36,202,072)	(832)

Balance at 31 December 2006	83,060,725	1,829

Issued and fully paid
At 1 January 2005	33,686,644	632
Used for options exercised	(1,868,242)	(32)

Balance at 31 December 2005	31,818,402	600

32     Professional securities transactions

Professional security transactions include balances relating to reverse repurchase activities, cash collateral on securities borrowed and security settlement accounts. The Group controls credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Group when deemed necessary.

	2007		2006
	Banks	Customers	Banks	Customers
Assets
Cash advanced under securities borrowing	5,058	46,540	1,268	47,422
Reverse repurchase agreements	142,368	39,313	101,593	35,365
Unsettled securities transactions	2,912	12,417	3,108	10,929

Total	150,338	98,270	105,969	93,716

Liabilities
Cash received under securities lending	356	3,132	1,289	7,203
Repurchase agreements	119,253	60,749	83,687	42,848
Unsettled securities transactions	3,928	10,675	2,786	7,777

Total	123,537	74,556	87,762	57,828

Under reverse repurchase, securities borrowing, and other collateralised arrangements, the Group obtains securities on terms which permit it to repledge or resell the securities to others.

	2007	2006

Securities received under reverse repurchase and/or securities borrowing arrangements which can be repledged or resold	291,126	174,329
Of the above amount, the amount that has either been repledged or otherwise transferred to others in connection with the Group’s financing activities or to satisfy its commitments under short sale transactions	284,908	169,880

ABN AMRO has an obligation to return EUR 44,901 million (2006:  EUR 43,363 million) of securities borrowings.

33     Assets pledged as security

The Group trades in debt investments, equity investments and derivatives. These transactions are conducted under terms that are usual and customary to standard lending and stock borrowing and lending activities. The Group has therefore financial assets pledged as security to third parties for liabilities.

Financial assets pledged to secure liabilities are as follows:

	2007	2006

Cash and balances at central banks	34	10,430
Financial assets held for trading	106	–
Financial investments	–	2,780
Interest earnings securities available-for-sale	28,306	–
Equity investments available-for-sale	2,296	–
Loans and receivables - banks	785	–
Loans and receivables - customers	5,576	7,302

Total	37,103	20,512

These assets have been pledged in respect of the following liabilities and contingent liabilities:

	2007	2006

Due to banks	20,804	9,355
Due to customers	–	741
Issued debt securities at amortised cost	14,699	3

Total	35,503	10,099

34     Commitments and contingent liabilities

Credit facilities

At any time the Group has outstanding commitments to extend credit. These commitments take the form of approved but undrawn loans, overdraft revolving and underwriting facilities and credit card limits. New loan offers have a commitment period that does not extend beyond the normal underwriting and settlement period.

Guarantees and other commitments

The Group provides financial guarantees and letters of credit to guarantee the performance of customers to third parties. These transactions have fixed limits and generally extend for periods of up to five years. Expirations are not concentrated in any particular period. The Group also provides guarantees by acting as a settlement agent in securities borrowing and lending transactions. In addition, the Group has entered into transactions to guarantee various contingent liabilities in respect to insurance related financing transactions.

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

Many of the contingent liabilities and commitments are expected to expire without being advanced in whole or in part. This means that the amounts stated do not represent expected future cash flows. Additionally, guarantees and letters of credit are supported by varying levels of collateral.

Aside from the items stated above, non-quantified guarantees have been given for the ABN AMRO’s securities custody operations, for inter-bank bodies and institutions and for participating interests. Collective guarantee schemes are applicable to Group companies in various countries. Furthermore, statements of liability have been issued for a number of Group companies.

Our committed credit facilities, guarantees and other commitments at 31 December 2007 and 2006 are summarised below.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

2007
Committed facilities	104,137	42,916	16,672	28,527	16,022
Guarantees and other commitments:
Guarantees granted	49,337	31,381	5,030	1,841	11,085
Irrevocable letters of credit	5,797	5,412	172	48	165
Recourse risks arising from discounted bills	6	6	–	–	–

2006
Committed facilities	145,418	93,365	19,129	21,458	11,466
Guarantees and other commitments:
Guarantees granted	46,026	27,506	8,432	3,448	6,640
Irrevocable letters of credit	5,241	4,823	301	78	39
Recourse risks arising from discounted bills	12	12	–	–	–

Leasing

The Group is lessee under finance and operating leases, providing asset financing for its customers and leasing assets for its own use. In addition, assets leased by the Group may be sublet to other parties. An analysis of the impact of these transactions on the Group balance sheet and income statement is as follows:

Finance lease commitments

Contractual obligations for finance lease agreements totaled EUR 1 million as of 31 December 2007 (2006: EUR 5 million), with EUR 1 million payable after one year (2006: EUR 1 million).

Operating lease commitments

The Group leases various offices, branches and other premises under non-cancellable operating lease arrangements. The leases have various terms, escalation and renewal rights. There are no contingent rents payable. The Group also leases equipment under non-cancellable lease arrangements.

Where the Group is the lessee the future minimum lease payment under non-cancellable operating leases are as follows:

	Property
	2007	2006

Not more than one year	363	367
Over one year but not more than five years	606	693
More than five years	442	632

Total	1,411	1,692

The total of future minimum sublease payments to be received under non-cancellable subleases at the balance sheet date is EUR 51 million (2006: EUR 99 million).

During 2007, EUR 352 million (2006: EUR 403 million) of operating lease expense and EUR 18 million (2006: EUR 30 million) of sub-lease income was recognised in income statement.

Transactions involving the legal form of lease

The Group has entered into IT outsourcing arrangements that involve leases in form but not in substance. The life of the arrangement is for 5 years through 2010, where total amount of underlying assets is EUR 130 million.

Contractual and contingent obligations

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
2007
Issued debt securities	174,995	91,685	28,726	31,251	23,333
Subordinated liabilities	15,616	628	2,375	21	12,592
Purchase obligations	127	116	11	–	–
Other obligations	725,162	695,006	11,639	4,865	13,652

2006
Issued debt securities	202,046	103,531	37,611	21,305	39,599
Subordinated liabilities	19,213	1,384	2,891	832	14,106
Purchase obligations	254	254	–	–	–
Other obligations	695,736	647,484	15,239	8,051	24,962

At 31 December 2007, other obligations consisted of deposits and other client accounts (EUR 255,041 million, 2006: EUR 272,490 million), banks (EUR 239,334 million, 2006: EUR 187,989 million), savings accounts (EUR 75,311 million, 2006: EUR 89,893 million) and financial liabilities held for trading (EUR 155,476 million, 2006: EUR 145,364 million). For further information see note 38 to our consolidated financial statements.

Other contingencies

ABN AMRO is involved in a number of legal proceedings in the ordinary course of our business in a number of jurisdictions. In presenting our consolidated financial statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters, and takes a charge to income when losses with respect to such matters are probable. Charges, other than those taken periodically for costs of defense, are not established for matters when losses cannot be reasonably estimated.

On the basis of information currently available, and having taken legal counsel with legal advisors, the Group is of the opinion that the outcome of these proceedings is unlikely to have a material adverse effect on the consolidated financial position and the consolidated profit of the Group.

35     Cash flow statement

The following table analyses the determination of cash and cash equivalents:
	2007	2006	2005

Cash and balances at central banks	16,750	10,515	15,195
Loans and receivables-banks	9,213	7,336	4,241
Due to banks	(14,378)	(12,728)	(13,571)
Cash and cash equivalents from continued operations	11,585	5,123	5,865

Loans and receivables-banks	43	203	203
Cash and cash equivalents from businesses held for sale	43	203	203

Cash and balances at central banks	426	1,802	1,462
Loans and receivables-banks	740	1,925	1,011
Due to banks	(42)	(4,181)	(2,498)
Cash and cash equivalents from discontinued operations	1,124	(454)	(25)
Total	12,752	4,872	6,043

The following table analyses movements resulting from acquisitions and disposals:

	2007	2006	2005

Cash and cash equivalents in acquired/disposed of subsidiaries	(464)	(209)	309
Net amounts paid/received in cash and cash equivalents on acquisitions/disposals of subsidiaries	14,975	(6,827)	57
	14,511	(7,036)	366
Net movement in assets and liabilities
Financial assets held for trading	(253)	378	(131)
Financial investments	(21,703)	1	(112)
Loans and receivables-banks	(1,585)	491	(866)
Loans and receivables-customers	(46,581)	16,672	186
Property and equipment	(1,794)	(2,174)	396
Other assets	(5,274)	6,523	1,109
Total assets	(77,190)	21,891	582

Due to banks	(17,199)	(6,632)	1,514
Due to customers	(41,875)	9,659	(812)
Issued debt securities	(15,205)	8,655	–
Accruals and deferred income	(970)	(621)	57
Subordinated liabilities	(1,478)	1,842	45
Other liabilities	(1,366)	9,555	(192)
Total liabilities	(78,093)	22,458	612

The following table analyses the interest, tax and dividend paid in the cash flow from operating activities:

	2007	2006	2005
Cash flows from operating activities include:
Interest received	25,487	23,895	20,723
Interest paid	18,919	17,465	15,200
Dividends received	146	133	132
Income taxes paid	771	797	747

The following table analyses movements in operating assets and liabilities:

	2007	2006	2005
Movement in operating assets:
Financial assets held for trading	(38,653)	(1,638)	(27,969)
Loans and receivables	(87,127)	(74,737)	(46,849)
Net increase/(decrease) in accrued income and prepaid expenses	(4,215)	(2,132)	(1,347)
Net increase/(decrease) in other assets	(46,832)	(6,565)	(9,590)

Total movement in operating assets	(176,827)	(85,072)	(85,755)

Movement in operating liabilities:
Financial liabilities held for trading	10,663	(5,029)	15,001
Due to banks	87,887	16,321	14,824
Due to customers	32,693	43,206	12,867
Issued debt securities maturing within 1 year	(4,299)	10,609	16,021
Provisions	75	63	(291)
Net increase/(decrease) in accrued expense and deferred income	3,050	3,084	(584)
Net increase/(decrease) in other liabilities	46,364	(1,926)	4,947

Total movement in operating liabilities	176,433	66,328	62,785

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

Derivatives designated and accounted for as hedging instruments

Fair value hedges

The Group’s fair value hedges principally consist of interest rate swaps, interest rate options and cross currency interest rate swaps that are used to protect against changes in the fair value of fixed-rate assets, notably available-for-sale securities and liabilities due to changes in market interest rates.

For qualifying fair values hedges, all changes in the fair value of the derivative and in the fair value of the hedged item for the risk being hedged are recognised in the income statement.

Gains (losses) arising from fair value hedges:

	2007	2006

Losses on the hedged assets attributable to the fair value hedged risk	(392)	(1,430)
Gains on hedging instruments used for the hedged assets	381	1,432
Gains on the hedged liabilities attributable to the fair value hedged risk	491	836
Losses on hedging instruments used for the hedged liabilities	(480)	(809)

Net effect fair value hedge	-	29

Cash flow hedges

Cash flow hedge accounting for Group Asset and Liability Management

ABN AMRO uses derivatives, mainly interest rate swaps, to offset identified exposures to interest rate risk in the projected balance sheet. For asset liability management purposes, assets and liabilities in a similar interest rate index cluster in a particular month are first considered as a natural offset for economic hedging. A swap transaction may be entered into to risk manage the remaining interest income sensitivity. The notional amount of a pay- or receive-floating swap is designated to hedge the re-pricing cash flow exposure of a designated portion of current and forecasted assets and current and forecasted liabilities, respectively in the clusters described above. The swap transaction is designated for hedge accounting purposes as a hedge of a gross position of being a cluster of projected assets or a cluster of projected liabilities. As a result, the swap will only hedge an identified portion of a cluster of projected assets or projected liabilities. Also the swap will only hedge the applicable floating swap rate portion of the interest re-pricing and re-investment risk of the cluster.

Cash flow hedge accounting operated by Group Asset and Liability Management relates to portfolio cash flow hedge accounting for the hedging activities of the Group’s non-trading financial assets and liabilities.

The Group Asset and Liability Committee is the governing body for the risk management of the Group’s banking portfolio and determines the interest rate risk level, sets risk measurement and modeling including applicable assumptions, sets limits, and is responsible for the asset and liability management policy.

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

The information gathered in the Group Asset and Liability Management’s systems relates to the contractual terms and conditions, such as nominal amounts, currency, duration, interest basis, effective interest rate and interest re-pricing date. In addition other information such as estimates of prepayments, growth rate and interest scenarios is used in the interest sensitivity models of Group Asset and Liability Management. These assumptions are determined following agreed upon principles based amongst others on statistical market and client data and an economic outlook. Projected assets and liabilities are superimposed on the run-off of the currently existing positions. This information is used to create projected balance sheets that form the basis for measuring interest rate sensitivity. The new assets and liabilities and the future re-pricing of existing assets and liabilities are mapped to specific interest rate indices at the yield curve (i.e. one month, two months, three months, six months, one year, etc). In this way a new asset or liability that is for example based on a three months rate, is mapped to a specific three-month rate index. For each projected month into the future, the assets and liabilities are grouped per interest rate-index and currency. The balance sheet projection that is embedded in the Group’s interest rate risk management, not only allows the Group to estimate future interest income and perform scenario analysis, but also provides the opportunity to define the projected transactions that are eligible as hedged items in a cash flow hedge. The hedged positions are the monthly asset and liability clusters per currency and per interest rate index. These clusters are homogeneous in respect of the interest rate risk that is being hedged, because they are designed to:

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

Cash flow hedge accounting in North America

Cash flow hedge accounting was utilised in the North American operations to mitigate the variability of cash flows of certain interest-earning assets or certain interest-bearing liabilities caused by interest rate changes. Utilising interest rate swaps, the Group lengthens the duration (thus mitigating the interest rate variability) of forecasted cash flows attributable both to certain floating rate commercial loans and to the re-pricing of fixed rate, short term and wholesale liabilities. In all cases, the individual hedged forecasted cash flows are grouped with other items that share the same interest rate risk exposure, by reference to the rate index and frequency of re-pricing. In addition, the hedged forecasted cash flow may not be based on commercial loans with contractual terms that include an embedded interest rate cap or floor nor on floating rate loans considered ‘at risk’ for potential default during the hedge period (typically hedging designations are reviewed and adjusted, as required, monthly) as identified by the Group’s internal credit rating system.

Cash flow hedge accounting expected to occur and to affect income

The schedule of forecast principal balances on which the expected hedged cash flows are expected to impact profit or loss:

	< 3 months	> 3 months and < 1 year	> 1 year and < 5 years	> 5 years and < 10 years	> 10 years	Total

At 31 December 2007
Cash inflow from hedged assets	163,502	367,050	1,800	919	8	533,279
Cash outflow from hedged liabilities	(138,706)	(24,227)	(8,823)	(3,013)	(4,654)	(179,423)

Net cash inflow	24,796	342,823	(7,023)	(2,094)	(4,646)	353,856

At 31 December 2006
Cash inflow from hedged assets	345,919	269,748	72,713	3,114	14,443	705,937
Cash outflow from hedged liabilities	(294,996)	(46,715)	(3,283)	(798)	(3,220)	(349,012)

Net cash inflow	50,923	223,033	69,430	2,316	11,223	356,925
When cash flows are no longer expected to occur there is a discontinuation of hedge accounting which results in a reclassification of the associated gains of EUR 9 million from equity to income. ABN AMRO reduced the cash flow hedge related swaps (resulting from the reduced forecast transaction) in 2007. There is EUR 4 million loss (2006: gain EUR 1 million) recorded in relation to ineffectiveness regarding cash flow hedge accounting.

Net gains (loss) on cash flow hedges transferred from equity to the income statement are as follows:

	2007	2006

Interest income	2	2
Interest expense	(89)	(33)
Other operating income	33	(1)
Taxation	16	10

Total	(38)	(22)

Hedges of net investments in foreign operations

As explained in note 38, the Group limits its exposure to investments in foreign operations by hedging its net investment in its foreign operations with forward foreign exchange contracts in the currency of the foreign operations or a closely correlated currency to mitigate foreign exchange risk.

For qualifying net investment hedges, changes in the fair value of the derivative hedging instrument are recorded in the currency translation account differences reserve within equity. There is no hedge ineffectiveness recorded relating net investment hedges.

Overview of the fair value of hedging derivatives

	2007		2006
	Positive	Negative	Positive	Negative
Qualifying for hedge accounting

Fair value hedges
Interest
Swaps	1,401	671	2,315	2,280
Options and futures	31	259	30	235
Foreign currency
Swaps	85	265	339	399
Forwards	–	203	132	380

Cash flow hedges
Interest swaps	502	323	369	584
Foreign currency
Swaps	206	74	3	7
Forwards	–	–	26	80

Total	2,225	1,795	3,214	3,965
	–	–
Economical hedges			174	140

Notional amounts	2007	2006

Interest rate risk	125,468	234,643
Foreign currency risk	12,300	21,797

37     Fair value of financial instruments

Assets and liabilities carried at fair value

Financial instruments classified as held for trading, designated at fair value and available-for-sale are carried at fair value on the balance sheet.  Movements in fair value are recognised in the income statement, except for those relating to available-for-sale assets for which movements are taken to equity unless an impairment loss is recognised.

Determination of fair value

Fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable and willing parties in an arm’s length transaction.

The method selected to determine fair value is based on the following order of preference:

a)	For instruments traded in active liquid markets, a quoted market price is used.
b)	For instruments where no active liquid market exists, a recent market transaction is used.
c)	For instruments for which there is neither an active market nor a recent market transaction, then a valuation technique is used.

A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Valuation techniques are generally required for the valuation of over-the-counter derivatives, unlisted trading portfolio assets and liabilities and unlisted financial investments (including private equity investments).  Valuation techniques used include comparison with similar instruments for which observable market prices exist, forward pricing and swap models, using present value calculations, option models, such as Black & Scholes, Monte Carlo and binomial models and credit models such as default rate or credit spread models. The Group refines and modifies its valuation techniques as markets and products develop and the pricing for individual products becomes more transparent.

For model valuation techniques, the use of observable market data inputs is maximised over the use of unobservable inputs.  Market data inputs cover foreign exchange and interest rates, volatilities, correlations, credit spreads and prepayment rates.  A number of additional factors such as bid-offer spread, counterparty risk and model uncertainty are taken into account as appropriate.

Where model inputs are considered unobservable and have more than an insignificant impact on the valuation, any gains on initial recognition are deferred on the balance sheet, as a Day 1 Profit and Loss Reserve, and amortised over the life of the instruments. The table below shows the movement in the reserve:

	2007	2006

Unamortised balance at 1 January	310	300
Deferral of profit on new transactions	170	314
Recognised in the income statement during the period:
- Subsequent to observability	(73)	(80)
- Amortisation	(94)	(97)
Maturity or termination	(114)	(127)
Exchange differences	(8)	-
Unamortised balance at 31 December	191	310

The following table presents the valuation methods used in determining the fair values of financial instruments carried at fair value*:

	2007
	Quoted market price (1)	Valuation techniques - observable market inputs (2)	Valuation techniques - unobservable inputs (3)	Total
Financial assets
Financial assets held-for-trading	74,063	165,756	2,458	242,277
Available-for-sale interest earning securities	40,188	49,932	229	90,349
Available-for-sale equities	286	387	340	1,013
Interest earning securities designated at fair value through income	–	–	100	100
Equities designated at fair value through income	1,347	5	987	2,339
Other assets-derivatives held for hedging	–	1,068	1,396	2,464
Other assets-unit-linked investments	–	4,609	–	4,609
Other assets-mortgages designated at fair value	–	1,569	–	1,569

Total assets at fair value	115,884	223,326	5,510	344,720

Financial liabilities
Financial liabilities held for trading	28,995	124,943	1,538	155,476
Due to customers	–	42	–	42
Issued debt securities	–	39,223	5,445	44,668
Other liabilities-derivatives held for hedging	–	673	1,298	1,971
Other liabilities- unit-linked liabilities	–	4,609	–	4,609
Subordinated Liabilities	–	726	–	726

Total liabilities at fair value	28,995	170,216	8,281	207,492

* Financial instruments recorded in assets and liabilities of business held for sale are not included in this table

(1) Quoted Market Price:
w	Financial assets/liabilities valued using unadjusted quoted prices in active markets for identical assets/liabilities
(2) Valuation Technique – observable market inputs:
w	Quoted price for similar assets/liabilities in an active market
w	Quoted price for identical or similar assets/liabilities in inactive markets
w	Valuation model using observable inputs
w	Valuation model using inputs derived from or corroborated by observable market data
(3) Valuation Technique – unobservable market inputs:
w	Financial assets/liabilities valued with a valuation model using unobservable inputs

	2006
	Quoted market price(1)	Valuation techniques - observable market inputs (2)	Valuation techniques - unobservable inputs (3)	Total

Financial assets
Financial assets held-for-trading	93,813	110,440	1,483	205,736
Available for sale interest earning securities	72,829	41,063	3,666	117,558
Available for sale equities	1,313	340	213	1,866
Equities designated at fair value through income	534	951	743	2,228
Other assets-derivatives held for trading	167	3,047	–	3,214
Other assets-unit-linked investments	–	5,462	–	5,462
Other assets-mortgages designated at fair sale	–	331	–	331

Total assets at fair value	168,656	161,634	6,105	336,395

Financial liabilities
Financial liabilities held for trading	40,280	102,969	2,115	145,364
Issued debt securities	–	25,038	4,230	29,268
Other liabilities-derivatives held for hedging	218	3,745	2	3,965
Other liabilities-unit-linked liabilities	–	5,462	–	5,462

Total liabilities at fair value	40,498	137,214	6,347	184,059

(1) Quoted Market Price:
w	Financial assets/liabilities valued using unadjusted quoted prices in active markets for identical assets/liabilities
(2) Valuation Technique – observable market inputs:
w	Quoted price for similar assets/liabilities in an active market
w	Quoted price for identical or similar assets/liabilities in inactive markets
w	Valuation model using observable inputs
w	Valuation model using inputs derived from or corroborated by observable market data
(3) Valuation Technique – unobservable market inputs:
w	Financial assets/liabilities valued with a valuation model using unobservable inputs

Sensitivity of fair values

Included within the fair value of financial instruments carried at fair value on the balance sheet, are those estimated in full or in part using valuation techniques based on assumptions that are not fully supported by observable market data. All valuation models undergo an internal validation process before they are certified for use, and any related model valuation uncertainty is quantified and deducted from the fair values produced by the models. Whilst management believes its valuation techniques to be appropriate and the resulting estimated fair values recorded in the balance sheet to be reasonable, the use of different methodologies or assumptions could result in different estimates of fair value at the balance sheet date. The potential effect of using reasonably possible alternative assumptions as inputs to valuation models, which are fully or in part relying on unobservable inputs, has been estimated. Using less favourable assumptions would lease to a reduction of approximately EUR 261 million (2006: EUR 157 million), whilst using more favourable assumptions would lead to an increase of approximately EUR 275 million (2006: EUR 157 million)

The total amount of the change in fair value estimated using a valuation technique with unobservable inputs that was recognised in the profit and loss account for the year 2007 amounts to EUR 419 million (2006: EUR 1,516 million).

Assets and liabilities designated at fair value

The Group has designated to fair value non-controlling private equity investments, mortgages and certain structured notes. The changes in fair value recognised in income on these assets and liabilities was a loss of EUR 36 million (2006: gain of EUR 141 million).

Financial assets and liabilities not carried at fair value

The following methods and significant assumptions have been applied to estimate the fair values of financial instruments carried at cost:

(i)
The fair value of variable rate financial instruments and those of a fixed rate nature maturing within 6 months of the balance sheet date are assumed to approximate their carrying amounts.  In the case of such loans, the fair value estimate does not reflect changes in credit quality, as the main impact of credit risk is already recognised separately through the deduction of the allowances for credit losses from the carrying amounts.

(ii)
The fair value of fixed rate loans and mortgages carried at amortised cost is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Changes in the specific credit quality of loans within the portfolio are not taken into account in determining fair values, as the main impact of credit risk is already recognised separately through the deduction of the allowances for credit losses from the carrying amounts.

(iii)	The fair value of demand deposits and savings accounts (included in due to customers) with no specific maturity is assumed to be the amount payable on demand at the balance sheet date.

The following table compares the carrying amount of financial assets and liabilities recorded at amortised cost to their estimated fair values:

	2007			2006
	Carrying amount	Fair value	Difference	Carrying amount	Fair value	Difference

Financial assets
Cash and balances at central banks	16,750	16,750	–	12,317	12,317	–
Interest earning securities HTM	2,634	2,599	(35)	3,729	3,763	34
Loans and receivables-banks	175,696	175,680	(16)	134,819	134,819	–
Loans and receivables-customers	396,762	393,574	(3,188)	443,255	446,589	3,334

Total	591,842	588,603	(3,239)	594,120	597,488	3,368

Financial liabilities
Due to banks	239,334	239,334	–	187,989	187,982	(7)
Due to customers	330,310	330,228	(82)	362,383	362,303	(80)
Issued debt securities	130,327	129,636	(691)	172,778	171,803	(975)
Subordinated liabilities	14,890	13,695	(1,195)	19,213	19,364	151

Total	714,861	712,893	(1,968)	742,363	741,452	(911)

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

Below is a discussion of the various risks to which the Group is exposed as a result of its activities and the approach taken to manage those risks.

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

The Group’s primary exposure to credit risk arises through its loans, credit facilities and guarantees issued, on various other financial assets, including financial investments (interest earning securities), loans and receivables from banks, financial assets held for trading (interest earning securities and derivatives) and derivatives used for hedging.

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

	2007	2006

Derivative assets held for trading	123,466	105,335
Interest earning securities available-for-sale	93,083	121,287
Loans and receivables - banks	25,358	28,850
Loans and receivables - customers	269,035	323,667
Professional securities transactions	248,608	199,685
Multi-seller conduits	29,457	25,872
Committed credit facilities	104,137	145,418
Credit related contingent liabilities	55,140	51,279

Total	948,284	1,001,393

The credit risk exposure on derivative assets held for trading is measured as the current positive fair value. For interest-earning securities the amortised cost is included the reflect to credit risk exposure. The credit risk on professional security transactions is limited as a result of the nature of these transactions.

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

Credit risk concentrations by geography and industry

	2007	1	2006	1
	Outstanding	%	Outstanding	%

Netherlands
Loans and receivables to Banks	11,309	6	15,290	11
Loans and receivables to Public sector	1,547	27	3,286	28
Loans and receivables to Commercial	60,189	42	55,951	31
Loans and receivables to Consumer	102,378	84	97,600	72

Total	175,423		172,127

Europe (excluding Netherlands)
Loans and receivables to Banks	147,223	84	106,332	79
Loans and receivables to Public sector	1,003	17	1,527	13
Loans and receivables to Commercial	42,416	29	57,425	32
Loans and receivables to Consumer	2,373	2	12,529	9

Total	193,015		177,813

North America
Loans and receivables to Banks	1,326	1	2,435	2
Loans and receivables to Public sector	77	1	677	6
Loans and receivables to Commercial	9,525	7	42,179	23
Loans and receivables to Consumer	–		13,017	10

Total	10,928		58,308

Latin America
Loans and receivables to Banks	4,430	3	3,683	3
Loans and receivables to Public sector	350	6	507	4
Loans and receivables to Commercial	14,085	10	10,095	6
Loans and receivables to Consumer	12,601	10	8,320	6

Total	31,466		22,605

Asia Pacific
Loans and receivables to Banks	11,410	6	7,084	5
Loans and receivables to Public sector	2,762	48	5,570	48
Loans and receivables to Commercial	18,319	13	14,612	8
Loans and receivables to Consumer	4,411	4	4,018	3

Total	36,902		31,284

Group
Loans and receivables to Banks	175,698		134,824
Loans and receivables to Public sector	5,739		11,567
Loans and receivables to Commercial	144,534		180,262
Loans and receivables to Consumer	121,763		135,484
Total	447,734		462,137

Professional securities transactions	98,270		93,716
Multi-seller conduits	29,457		25,872

Total financial assets	575,461		581,725

1 Calculated as a percentage of Group totals for banks, public, commercial and consumer sectors respectively.

Credit risk concentrations from credit facilities and guarantees issued:

	2007	1	2006	1
	Outstanding	%	Outstanding	%
Netherlands
Guarantees and other commitment	5,331	10	3,445	7
Committed credit facilities	21,729	21	14,487	10

Total	27,060		17,932

Europe (excluding Netherlands)
Guarantees and other commitment	32,748	59	24,839	48
Committed credit facilities	36,846	36	38,512	26

Total	69,594		63,351

North America
Guarantees and other commitment	8,539	15	15,662	31
Committed credit facilities	31,291	30	72,580	50

Total	39,830		88,242

Latin America
Guarantees and other commitment	2,630	5	1,877	4
Committed credit facilities	8,673	8	6,682	5

Total	11,303		8,559

Asia Pacific
Guarantees and other commitment	5,892	11	5,456	10
Committed credit facilities	5,598	5	13,157	9

Total	11,490		18,613

Group
Guarantees and other commitment	55,140		51,279
Committed credit facilities	104,137		145,418

Total	159,277		196,697

1	Calculated as a percentage of Group totals for credit related contingent liabilities and committed credit facilities respectively.

Total commercial loans and receivables by industry are presented in the table below:

	2007		2006
	Outstanding	%	Outstanding	%

Basic materials	10,724	8	15,126	8
Real estate	11,197	8	23,712	13
Industrials	36,607	25	39,666	22
Energy	10,699	7	5,424	3
Financial services	22,562	16	21,407	12
TMT (media and communication)	10,198	7	10,092	6
Consumer cyclical	22,242	15	43,775	24
Consumer non-cyclical	16,975	12	16,204	9
Health	3,330	2	4,856	3

Total	144,534		180,262

Total consumer loans and receivables by industry are presented in table below:

	2007		2006
	Outstanding	%	Outstanding	%

Mortgages	95,490	78	103,510	76
Personal lending	11,670	10	12,177	9
Credit Card	2,282	2	1,637	1
Other consumer loans	12,321	10	18,160	14

Total	121,763		135,484

The maximum credit exposure to any client or counterparty as of 31 December 2007 was EUR 8,136 million (2006: EUR 8,276 million) before taking account of collateral or other credit enhancements.

For a breakdown of counterparties for interest-earning securities in the available-for-sale and held-to-maturity portfolio, please refer to note 15. According to the requirements of the Dutch Central Bank the Group has no significant exposure in loans and receivables − customers to any individual customer or counterparty.

Collateral

The Group’s policy is to obtain collateral if and when required prior to the disbursement of approved loans. Guarantees and letters of credit are also subject to strict credit assessments before being provided. The transactions specify monetary limits to the Group’s obligations. The extent of collateral held for guarantees and letters of credit is on average 18% (2006: 25%).

During 2007 ABN AMRO took possession of property, equipment and other assets with an estimated value of EUR 42 million (2006: EUR 15 million).

It is the policy of ABN AMRO to dispose of repossessed properties. The proceeds are used to reduce or repay the outstanding claim. In general these repossessed properties are not occupied for business use.

The following table details loans and receivables from commercial and consumer clients by type of collateral obtained.

	2007	2006

Commercial customers
Public authority guarantees	5,335	5,417
Mortgages	11,059	18,490
Securities	2,606	2,039
Bank guarantees	9,163	2,954
Other types of collateral	38,772	31,206
Unsecured	77,599	120,156

Total	144,534	180,262

Consumer customers
Public authority guarantees	141	159
Mortgages	90,665	103,272
Securities	1,120	872
Bank guarantees	14	31
Other types of collateral	10,274	12,062
Unsecured	19,549	19,088

Total	121,763	135,484

Credit quality of financial assets that are neither past due nor impaired 31 December 2007:

The ABN AMRO Uniform Counterparty Rating (UCR) reflects the probability of default of an obligor, i.e. the likelihood that a counterparty fails to pay interest and/or principal and/or other financial obligations to the bank.

Uniform Counterparty Ratings are an important tool for managing and monitoring the credit risk of the bank, both at counterparty and portfolio level. The UCR is based on many factors, including financial and non-financial analysis of the counterparty as well as other aspects such as historic figures, type of industry, level of group or country support, regulatory requirements and political stability. This means that sound judgment of the credit risk requires a refined and transparent analysis of many relevant facts. UCRs are approved by the relevant credit authority. If a rating model is applicable for a counterparty, then this model must be used to help determine the appropriate UCR.

The table below gives an overview of the relation between the internal ratings of ABN AMRO (UCR), the probability of default and an indication of how the internal ratings of ABN AMRO compare to the external rating agencies Standards & Poor’s, Fitch and Moody’s.

UCR	1	2+ till 2-	3+ till 3-	4+ till 4-	5+ till 5-	6	+	6-8

Expected default rates (%) 2007	0.03	0.04-0.10	0.20-0.40	0.63-1.82	3.37-13.71	30.11		100
Expected default rates (%) 2006	0.03	0.04-0.10	0.18-0.34	0.55-1.76	3.40-13.23	23.65		100
Standards & Poor’s / Fitch	AAA/AA-	A+/A-	BBB+/BBB-	BB+/BB-	B+/B-	CCC+/C		–
Moody’s	AAA/Aa3	A1/A3	Baa1/Baa3	Ba1-Ba3	B1-B3	Caa1/C		–

The following tables show the credit quality of the financial assets that are neither past due nor impaired on respectively 31 December 2007 and 2006:

Neither past due nor impaired 31 December 2007*:

UCR	1	2+ till 2-	3+ till 3-	4+ till 4-	5+ till 5-	6	+

Interest earning securities in Banking Book	61,210	9,702	6,652	661	380	11,586
Loans and receivables - Banks	114,053	43,107	10,330	5,633	218	1,799
Loans and receivables - Public sector	3,839	402	419	446	232	78
Loans and receivables - Commercial	4,621	16,942	41,494	49,380	16,910	11,031
Derivatives	75,852	32,088	6,757	3,412	348	7,473
Committed credit facilities	16,745	29,286	24,619	12,302	2,356	18,693
* Excluding discontinued operations

Neither past due nor impaired 31 December 2006*:

UCR	1	2+ till 2-	3+ till 3-	4+ till 4-	5+ till 5-	6	+

Interest earning securities in Banking Book	68,943	6,654	6,136	1,713	287	12,029
Loans and receivables - Banks	58,754	39,157	10,976	8,943	291	10,178
Loans and receivables - Public sector	5,724	745	580	526	234	2,851
Loans and receivables – Commercial	7,889	16,461	38,697	40,264	7,846	2,862
Derivatives	60,885	23,968	6,336	10,546	67	6,247
Committed credit facilities	16,687	39,491	32,686	11,716	2,120	28,847
* Excluding discontinued operations

In the tables above the UCR 6+ includes also the following ‘not rated / externally rated’ amounts:

UCR	2007	2006

Interest earning securities in Banking Book	11,019	11,167
Loans and receivables - Banks	1,731	9,717
Loans and receivables - Public sector	59	2,735
Loans and receivables – Commercial	8,918	1,407
Derivatives	7,265	6,200
Committed credit facilities	18,103	27,558

Credit quality of consumer loans

Loans and receivables-Consumer of EUR 117,995 million (2006: EUR 106,051 million) are not rated but are measured on a scorecard basis. An indication of the credit quality of these loans and receivables can be derived from the table presenting the collateral obtained for the loans and receivables as well as the geographical breakdown of the underlying products of the portfolio as included in table on page 178.

The tables below show the analysis of the financial assets that are past due but not impaired

31 December 2007	Past due < 30 days	Past due > 30 days - <= 90 days	Past due > 90 days - <= 180 days	Past due > 180 days - <= 1 year	Past due > 1 year	Total

Loans and receivables - commercial	1,654	186	15	18	41	1,914
Loans and receivables - consumer	1,795	1,863	77	2	–	3,737

31 December 2006	Past due < 30 days	Past due > 30 days - <= 90 days	Past due > 90 days - <= 180 days	Past due > 180 days - <= 1 year	Past due > 1 year	Total

Loans and receivables - commercial	901	410	219	257	138	1,925
Loans and receivables - consumer	3,131	1,232	31	1	–	4,395

The carrying amounts for renegotiated financial assets, by class:

	2007	2006
Loans and advances – customers:
Commercial	603	492
Consumer	414	330

Total renegotiated financial assets	1,017	822

Credit structuring

The Group structures investments to provide specific risk profiles to investors. This may involve the sale of credit exposures, often by way of credit derivatives, to an entity which subsequently funds the credit exposures by issuing securities. These securities may initially be held by the Group prior to sale outside of the Group.

Asset realisations

Occasionally the Group establishes SPEs to facilitate the recovery of loans in circumstances where the borrower has suffered financial losses.

Interest rate risk (banking book)

Measurement and control

Several measures are used to monitor and limit banking book interest rate risk. The methods employed include earnings simulation, duration and present value per base point limits. Limits are set on the earnings and market value sensitivity. Model-based scenario analysis is used to monitor the interest rate risk positions denominated in euros and Brazilian Reals to the extent that these positions are held in Europe and Brazil. Interest rate risk positions in other currencies and other countries are controlled by present value per base point limits and/or market value limits, as these positions are typically less complex.

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

Interest rate sensitivity disclosure banking book positions

For assessing interest rate risk in the banking books, Group Asset and Liability Management provides a set of measures – the Earnings Risk and Market Value Risk for the Euro and Brazilian Real (BRL) currencies – and reports these to the Group Asset and Liability Committee. The interest rate sensitivity of our trading books is measured under market risk.

The Earnings Risk table shows the cumulative sensitivity of net interest income and equity over a time horizon of 6, 12, and 24 months, and under a number the predefined scenarios listed below. Sensitivity is defined as the percentage change in the interest income relative to a base case scenario. The base case scenario assumes continuation of the present yield curve environment. The ‘rates rise’ and ‘rates fall’ scenarios assume a gradual parallel shift of the yield curve during 12 months, after which the curve remains unchanged. In order to reflect the differences in yield curve across markets, the scenarios are currency-dependent.

The EUR ‘rates fall’ scenario is 200 bp (2006: 150 bp), whereas the ‘rates rise’ scenario is 200 bp for both years presented. The change in scenario, we applied from the start of 2007, reflects the higher EUR yield curve and the subsequent increased downward potential. For BRL, the ‘rates rise’ scenario is 950 bp (2006: 1,100 bp) and the ‘rates fall’ is 600 bp (2006: 800 bp). The change in scenario, we applied from the start of 2007, reflects the lower BRL yield curve.

The following table shows the possible cumulative percentage change in net interest income over the relevant time horizon:

Earnings-at-Risk

The following table shows the cumulative percentage change in income over the relevant time horizon:

Earnings Risk		Scenario 2007		Scenario 2006		Scenario 2006
		December 2007		December 2007		December 2006
	Horizon	EUR	BRL	EUR	BRL	EUR	BRL

Rate rise	Six months	(1.3%)	(2.0%)	(1.3%)	(2.2%)	(1.7%)	(1.2%)
	One year	(3.3%)	(3.8%)	(3.3%)	(4.3%)	(2.6%)	(2.2%)
	Two years	(3.3%)	(2.3%)	(3.3%)	(2.6%)	(1.6%)	(1.8%)

Rate fall	Six months	1.1%	1.2%	0.8%	1.7%	1.2%	1.3%
	One year	2.5%	1.6%	1.9%	3.4%	1.6%	2.3%
	Two years	0.8%	1.6%	0.8%	2.1%	(1.5%)	(0.7%)

The Earnings Risk table below gives the 2007 cumulative change in net interest income over the relevant time horizon at absolute numbers using exchange rates at 31 December 2007.

Earnings Risk		Scenario 2007		Scenario 2006		Scenario 2006
(in millions of currency)		December 2007		December 2007		December 2006
	Horizon	EUR	BRL	EUR	BRL	EUR	BRL

Rate rise	Six months	(24)	(39)	(24)	(43)	(31)	(19)
	One year	(126)	(157)	(126)	(180)	(97)	(71)
	Two years	(263)	(206)	(263)	(237)	(123)	123

Rate fall	Six months	20	24	15	32	23	20
	One year	94	107	73	142	59	74
	Two years	64	143	64	186	(115)	(46)

The Market Value Risk table below shows the sensitivity of the market value of equity to changes in interest rates for the EUR and BRL currencies. Market value of equity is defined as the calculated discounted value of assets, minus calculated discounted value of liabilities, plus market value of derivatives and other interest sensitive items in the banking book. Sensitivity is measured as the percentage value change due to an overnight shock.

Market Value Risk	Scenario 2007		Scenario 2006		Scenario 2006
	December 2007		December 2007		December 2006
	EUR	BRL	EUR	BRL	EUR	BRL

Rate rise	(2.3%)	(4.5%)	(2.3%)	(5.2%)	(1.8%)	(4.9%)
Rate fall	1.6%	3.0%	1.6%	4.0%	1.4%	3.8%
The size of the shock is based on observed changes of the curve in a month and a 99% confidence level. For EUR, the shock was 50 bp for both years presented. For BRL, the 2007 downward shock was 175 bp (2006: 230 bp) and the 2007 upward shock was 275 bp (2006: 320 bp). The shocks for the BRL have been adjusted downward to reflect the lower BRL yield curve.

Sensitivity analysis, which is based upon our interest rate risk modeling of assets and liabilities, is used for risk management purposes only and the model above assumes that during the course of the year no other changes are made in the respective portfolio. Earnings-at-Risk shows one possible prediction based upon the model and actual changes in net interest income will vary from the model.

Market risk

Exposures

All trading portfolios are subject to market risk. Several major sources of market risk are interest rate, foreign exchange, equity price, commodity price, credit spread, volatility, and correlation risks. We define market risk as the risk that changes in financial market prices will decrease the value of our trading portfolios. The instruments in our trading portfolios are recognised at fair value, and changes in market conditions directly affect net trading income.

Measurement and control

The Group applies a Value at Risk methodology to estimate the market risk of its trading portfolios. The Group uses Value at Risk as its primary tool for the day-to-day monitoring of market risks. Group Asset and Liability Committee sets limits on the maximum level of Value at Risk at a high aggregate level. The risk committees may set Value at Risk limits on lower aggregate levels.

Other control measures used in the market risk management process include historical and stress scenarios; and limits on net open positions, interest rate sensitivity per basis point, spread sensitivities, option parameters, position concentrations, and position ageing.

Value at Risk

The Value at Risk methodology adopted by the bank for its Value at Risk calculation is historical simulation, using approximately 1.5 years of weighted (exponential decay method) historical data. The Value at Risk is calculated at a 99% confidence level for a one-day holding period using absolute changes in historical rates and prices for interest rate-related and all implied volatility risk factors, and relative changes in historical rates and prices for other risk factors. The positions captured by our Value at Risk calculations include derivative and cash positions that are reported as assets and liabilities held for trading. The Value at Risk is reported daily per trading portfolio, per product line, and for the Group as a whole. It is reported daily to the senior management of the BUs, Group Risk Management, and the responsible members of the Managing Board.

The Value at Risk models are designed to measure market risk in a normal market environment. The models assume that any changes occurring in the risk factors affecting the normal market environment will follow a normal distribution. The distribution is calculated by using exponentially weighted historical data. The use of Value at Risk has limitations because it is based on historical correlations and volatilities in market prices and assumes that future price movements will follow a statistical distribution. Due to the fact that Value at Risk relies heavily on historical data to provide information and may not clearly predict the future changes and modification of the risk factors, the probability of large market moves may be underestimated if changes in risk factors fail to align with the normal distribution assumption. Value at Risk may also be under- or over- estimated due to assumptions placed on risk factors and the relationship between such factors for specific instruments. Even though positions may change throughout the day, the Value at Risk only represents the risk of the portfolios at the close of each business day, and it does not account for any losses that may occur beyond 99% confidence level.

The table below provides the 2007 and 2006 Value at Risk numbers.

Value at Risk per risk category (99% confidence level, one-day holding period).

	For the year ended 31 December 2007				For the year ended 31 December 2006
(in millions of euros)	Minimum	Maximum	Average	Year-end	Minimum	Maximum	Average	Year-end

Interest rate risk	9.5	59.7	27.4	44.8	10.5	34.6	18.7	12.9
Equity price risk	14.8	65.2	35.3	37.0	11.4	35.3	23.3	15.2
Foreign exchange risk	2.1	13.6	4.6	4.4	1.8	10.8	4.7	3.2
Commodity price risk	0.2	6.0	1.4	1.2	1.6	13.6	3.4	1.7
Diversification effect	–	–	–	(35.2)	–	–	–	(13.6)
Aggregate Value at Risk (1)	18.4	68.3	40.2	52.2	19.4	49.8	31.8	19.4

(1)
The maximum (and minimum) for each category occurred on different days and therefore have no direct relation to the maximum (and minimum) of the aggregate Value at Risk. The aggregate Value at Risk includes the diversification effect of imperfect or negative correlations between certain risk types. Therefore the aggregate Value at Risk can be lower than the sum of the individual risk types on the same day (e.g. year-end).

In practice the actual trading results will differ from the Value at Risk calculation and, in particular, the calculation does not provide a meaningful indication of profits and losses in stressed market conditions. To determine the reliability of the Value at Risk models, actual outcomes are monitored regularly to test the validity of the assumptions and the parameters used in the Value at Risk calculation. Back testing is performed on the actual and hypothetical profit and loss and the results are reported to the Dutch Central Bank on a quarterly basis. At a 99% confidence level, the statistical expectation is that on one out of every 100 trading days a loss exceeding the Value at Risk occurs. Back testing is an essential instrument for the ex post validation of our internal Value at Risk model.

Stress testing

Although the Value at Risk represents a good estimate of potential losses under normal market circumstances, it fails to capture ‘one-off’ events. The limitations of the Value at Risk model mean that we must supplement it with other statistical tests. These include a series of stress tests, scenarios, and sensitivity stress tests that shed light on the hypothetical behaviour of our portfolio and the impact of extreme market movements on our financial results. Sensitivity stress tests and stress scenarios have been developed internally to reflect specific characteristics of the Group’s portfolios and are performed daily for each trading portfolio and at several aggregation levels. These apply parallel increases and decreases in a number of risk elements or in one risk element, actual historical scenarios (non-parallel moves in a number of risk elements,) or plausible future shocks.

Risk concentrations due to the current credit environment

ABN AMRO has market and credit risk exposure in certain assets backed by US residential mortgages and exposures to financial guarantors. The amounts of these exposures are disclosed in note 14 and 15. ABN AMRO senior management is actively monitoring and managing these exposures.

Foreign currency risk (banking book positions)

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

Capital ratio hedge

To protect our capital ratios (core tier 1, tier 1 and total capital as a portion of RWA) against adverse effects of the US dollar, the USD-sensitive part of our capital base has to be equal to the USD-sensitive part of our risk-weighted assets. On this basis there will be no material impact on our capital ratios, as the ratios are hedged against changes in the EUR/USD exchange rate.

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

At December 2007 25% (2006: 29%) of our net investment in foreign operations was hedged leaving approximately EUR 8.1 billion (2006: EUR 9.4 billion) unhedged including USD 0.7 billion and BRL 5.1 billion (2006: USD 2.6 billion and BRL 4.6 billion) where USD and BRL are both stated in EUR amounts. The table shows the sensitivity of our capital to, respectively, a 10% appreciation and 10% depreciation in the euro against all foreign currencies.

(in millions of euros)	2007	2006

Euro appreciates 10%	(813)	(944)
Euro depreciates 10%	813	944

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

In the second half of the reported year the financial turmoil had influence on ABN AMRO’s liquidity position. ABN AMRO manages several asset-backed commercial paper (ABCP) conduits, which are diversified in terms of geographical and asset coverage and the maturities of the ABCP are well spread over time. For financial reporting all ABN AMRO sponsored conduits are consolidated. The actual outstanding ABCP as per 31 December 2007 are EUR 50.9 billion, of which EUR 29.3 billion is in multi-seller conduits. All major conduits have been rolled over in the past half year without difficulties due to the underlying quality of the assets. For some smaller conduits we needed to warehouse ABCP in our books. At the end of December ABN AMRO held EUR 4.9 billion ABCP of the conduits on its books. It is noteworthy that up to 50% of the main multi-seller conduits can self-liquidate within a 3 months period. We continue to monitor market developments, and remain comfortable with our liquidity position.

Liquidity gap

The following table provides an analysis that categorises the balance sheet of the Group into relevant maturity groupings based on the remaining contractual periods to repayment.

Maturity for the year ended 31 December 2007:

31 December 2007	On demand	< 1 year	> 1 year- < 5 years	> 5 years	Total

Assets
Cash and balances at central banks	16,750	–	–	–	16,750
Financial assets held for trading	9,560	33,628	95,404	103,685	242,277
Financial investments	–	23,822	28,630	43,983	96,435
Loans and receivables – banks	9,300	125,334	26,693	14,369	175,696
Loans and receivables- customers	18,038	173,809	83,912	121,003	396,762
Other assets	–	79,776	338	17,179	97,293

Total	53,648	436,369	234,977	300,219	1,025,213

Liabilities
Financial liabilities held for trading	2,443	18,455	68,160	66,418	155,476
Due to banks	19,058	214,886	3,590	1,800	239,334
Due to customers	–	305,586	12,914	11,852	330,352
Issued debt securities	–	91,685	59,977	23,333	174,995
Subordinated liabilities	–	628	2,396	12,592	15,616
Other liabilities	–	55,443	184	23,104	78,731

Total	21,501	686,683	147,221	139,099	994,504

Net liquidity gap	32,147	(250,314)	87,756	161,120	30,709

Derivative used for hedging
Assets	–	1,635	349	494	2,478
Liabilities	–	585	751	610	1,946

Off-balance liabilities
Guarantees	49,337	–	–	–	–
Irrevocable facilities	5,803	–	–	–	–
Committed facilities	104,137	–	–	–	–

Maturity for the year ended 31 December 2006:

31 December 2006	On demand	< 1year	> 1 year- < 5 years	> 5 years	Total

Assets
Cash and balances at central banks	12,317	–	–	–	12,317
Financial assets held for trading	8,118	28,556	81,015	88,047	205,736
Financial investments	–	29,999	33,097	62,285	125,381
Loans and receivables – banks	9,473	90,637	18,595	16,114	134,819
Loans and receivables- customers	17,202	202,880	61,100	162,073	443,255
Other assets	3,212	26,560	–	35,784	65,556

Total	50,322	378,632	193,801	364,303	987,064

Liabilities
Financial liabilities held for trading	2,284	17,255	63,727	62,098	145,364
Due to banks	20,273	148,157	6,911	12,648	187,989
Due to customers	111,250	222,440	16,379	12,314	362,383
Issued debt securities	–	103,531	58,916	39,599	202,046
Subordinated liabilities	–	1,384	3,723	14,106	19,213
Other liabilities	3,965	18,836	–	21,373	44,174

Total	137,772	511,603	149,656	162,138	961,169

Net liquidity gap	(87,450)	(132,971)	44,145	202,165	25,895

Derivative used for hedging (undiscounted)
Assets	–	2,133	455	644	3,232
Liabilities	–	1,196	1,555	1,237	3,988

Off-balance liabilities
Guarantees	46,026	–	–	–	–
Irrevocable facilities	5,253	–	–	–	–
Committed facilities	145,418	–	–	–	–

Liquidity Ratios

This ratio shows the extent to which core assets (non liquid assets) are covered by core liabilities (stable funding). Non liquid assets are assets that require continuous funding (from a commercial perspective the bank is not in a position to discontinue funding). Stabile funding is funding which is assumed to be available in crisis.

	2007	2006

Stable funding/non liquid assets:
Year end ratio	102%	97%
Average ratio	99%	93%

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

Trading activities are entered into principally for the purpose of generating profits from short-term fluctuations in price or margin, and include market-making, positioning and arbitrage activities:

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

Risks of derivative instruments

Derivative instruments are transacted in many trading portfolios, which generally include several types of instruments, not just derivatives. The market risk of derivatives is managed and controlled as an integral part of the market risk of these portfolios. The Group’s approach to market risk is described in the market risk section.

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

The Group’s capital adequacy level was as follows:

	Balance sheet/unweighted amount		Risk weighted amount, including effect of contractual netting
	2007	2006	2007	2006

Balance sheet assets (net of provisions):
Cash and balances at central banks	16,750	12,317	271	296
Financial assets held for trading	242,277	205,736	–	–
Financial investments	96,435	125,381	7,591	14,142
Loans and receivables-banks	175,696	134,819	6,182	7,215
Loans and receivables-customers	396,762	443,255	107,724	161,584
Equity accounted investments	871	1,527	268	943
Property and equipment	2,747	6,270	2,518	4,419
Goodwill and other intangibles	1,424	9,407	871	2,801
Assets of business held for sale	60,458	11,850	39,631	6,978
Prepayment and accrued income	12,580	9,290	4,126	3,794
Other assets	19,213	27,212	2,877	6,776
Subtotal	1,025,213	987,064	172,059	208,948

Off-balance sheet positions and derivatives:
Credit-related commitments and contingencies	159,277	196,697	38,607	53,336
Credit equivalents of derivatives			14,472	13,960
Insurance companies and other			532	379
Subtotal			53,611	67,675

Total credit risks			225,670	276,623
Market risk requirements			6,642	4,081

Total Risk Weighted Assets			232,312	280,704

The following table analyses actual capital and the minimum standard needed in order to comply with supervisory requirements.

	2007		2006
	Required	Actual	Required	Actual

Total capital	18,584	33,938	22,457	31,275
Total capital ratio	8.00%	14.61%	8.00%	11.14%
Tier 1 capital	9,292	28,850	11,228	23,720
Tier 1 capital ratio	4.00%	12.42%	4.00%	8.45%
Core tier 1		24,597		17,336
Core tier 1 ratio		10.59%		6.18%

The ABN AMRO targets ratios for Core Tier 1 ratio is 6% and for the Tier 1 ratio is 8%.

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

Credit equivalent of derivative contracts

	2007	2006

Interest rate contracts	97.2	76.1
Currency contracts	41.6	35.0
Other contracts	115.5	70.9
	254.3	182.0

Effect of contractual netting	188.0	126.7
Unweighted credit equivalent	66.3	55.3
Weighted credit equivalent	14.5	13.9

40     Securisations

As part of the Group’s funding and credit risk mitigation activities, the cash flows of selected financial assets are transferred to third parties. Substantially all financial assets included in these transactions are mortgage or other loan portfolios. The extent of the Group’s continuing involvement in these financial assets varies by transaction.

The Group participates in sales transactions where cash flows relating to various financial assets are transferred to a consolidated special purpose entity (SPE). When in these transactions neither substantially all risks and rewards nor control over the financial assets has been transferred, the entire asset continues to be recognised in the consolidated balance sheet. In the case of sales transactions involving a consolidated SPE, the retained risks and rewards are usually interest related spread and/or an exposure on first credit losses. The carrying amounts of the assets and associated liabilities approximated EUR 5,437million, EUR 5,554 million and EUR 6,290 million at 31 December 2007, 2006 and 2005, respectively.

Full recognition and continuing involvement

Additionally the Group participates in various mortgage related transactions in the Netherlands that have been conducted without the involvement of a SPE. In these transactions, the derecognition criteria are not fully met and the entire asset continues to be recognised in the consolidated balance sheet. The Group also retains exposure to certain interest rate risks. The carrying amounts of these mortgage assets and associated liabilities approximate EUR 203 million, EUR 272 million and EUR 772 million at 31 December 2007, 2006 and 2005, respectively.

The Group has not participated in any transaction where partial derecognition of specified portions of an entire financial asset have occurred.

Synthetic transactions

In addition the Group has synthetic securitisations for an amount of EUR 119,115 million (2006: EUR 83,588 million). Through a synthetic securitisation the Group is able to buy protection without actual transference of any assets to a SPE, since the SPE’s have hedged their exposure through the issue of credit linked notes or commercial paper. As a result, the Group as the owner of the assets buys protection to transfer the credit risk of a portfolio of assets to another entity that sells the protection. Although a substantial part of the credit risk related to these loan portfolios are transferred, actual ownership of the portfolio of assets remains with the Group. In general, the third party investors in securities issued by the SPE have only recourse to the assets of the SPE and not to the Group.

Credit default swaps

In addition to the transactions mentioned above, the Group also uses credit default swaps in synthetic securitisations programs to reduce credit risk for parts of the loan portfolio by selling these risks directly to the capital markets. At 31 December 2007 the Group has bought credit protection for an amount of EUR 54,816 million (2006: EUR 56,801 million).

41     Private equity investments

Private equity investments are either consolidated or held at fair value through income.

Consolidated private equity holdings

Investments of a private equity nature that are controlled by the Group are consolidated. These holdings represent a wide range of non-banking activities. Personnel and other costs relating to production and manufacturing activities are presented within material expenses. The impact on the income statement of consolidating these investments is set out in the following table.

	2007	2006	2005

Income of consolidated private equity holding	3,836	5,313	3,637
Other income included in operating income	(226)	(340)	(242)
Total operating income of consolidated private equity holdings	3,610	4,973	3,395

Goods and material expenses of consolidated private equity holdings	2,744	3,684	2,519
Included in personnel expenses	390	577	362
Included in administrative costs	332	466	352
Included in depreciation and amortization	168	212	133
Total operating expenses	3,634	4,939	3,366

Operating profit before tax of consolidated private equity holdings	(24)	34	29

Goods and material expenses include personnel costs relating to manufacturing and production activities.

The assets and liabilities of these consolidated holdings are included in the Group balance sheet as assets and liabilities of businesses held for sale as ABN AMRO has a plan to sell the private equity investments. The total assets of these consolidated entities at 31 December 2007 were EUR 1,698 million (2006: EUR 4,537 million), excluding goodwill.

Unconsolidated private equity investments

The private equity investments over which the Group does not have control are accounted for at fair value with change through income. Although control is not with the Group, in many cases the Group has significant influence, usually evidenced by an equity stake of between 20% and 50%. Significant influence is held in approximately 74 (2006: 88) investments with a fair value of EUR 439 million at 31 December 2007 (2006: EUR 387 million), operating in various sectors including information technology, life sciences, media and telecommunications.

42     Joint ventures

The Group’s activities conducted through joint ventures include cash transfer, insurance, finance, lease, global custody and equity capital market transactions. The consolidated financial statements of the joint ventures include the following assets and liabilities, income and expenses, represent the Group’s proportionate share:
	2007	2006

Assets
Cash and balances at central banks	–	12
Financial assets held for trading	1,049	789
Financial investments	2,193	2,161
Loans and receivables-banks and customers	246	1,125
Property and equipment	18	13
Accrued income and prepaid expenses	55	54
Other assets	2,827	2,456
Total	6,388	6,610

Liabilities
Financial liabilities held for trading	3	4
Due to banks and customers	129	6
Issued debt securities	27	22
Accrued expenses and deferred income	9	40
Other liabilities	6,012	5,432
Total	6,180	5,504

Total operating income	185	105
Operating expenses	74	49
Operating profit	111	56
Income tax expense	31	18
Net profit	80	38

Most significant joint ventures:

	Interest held %	Main activities

Altajo B.V.	50.0	Cash transfer
Companhia de Arrendamento Mercantil Renault do Brasil	39.8	Lease
Companhia de Crédito, Financiamento e Investimento Renault do Brasil	39.9	Finance
Real Tokio Marine Vida e Previdência S.A.	50.0	Insurance
Neuflize Vie	60.0	Insurance

In December 2007 ABN AMRO completed the sale of its 50% share in ABN AMRO Mellon Global Securities Services B.V. to the Bank of New York Mellon Corporation. ABN AMRO Mellon was established by the shareholders as a joint venture in 2003 to provide global custody and related services to institutions outside North America.

ABN AMRO Bank N.V. and Rothschild Group have discontinued ABN AMRO Rothschild, their international equity capital markets joint venture from 31 December 2007. ABN AMRO Rothschild was established in July 1996 as a joint vehicle for the execution and equity-linked offerings for the clients of both banks.

43     Remuneration of Managing Board and Supervisory Board

The remuneration of the Managing Board and Supervisory Board as described and quantified below is only applicable to the Board Members who were appointed before the takeover of the Group by the Consortium of RBS, Fortis and Santander or were appointed after the takeover but had already a contract with ABN AMRO before the takeover. For the other Board Members appointed after takeover on behalf of the members of the consortium this remuneration package is not applicable. Their remuneration is paid by the respective consortium members and is accordingly not included in the tables below.

Remuneration Managing Board

The structure of the Managing Board’s remuneration package has been in place since 2001 and has been adjusted in 2005 and 2006. The main objective is to ensure that ABN AMRO is able to recruit both internally and externally and retain expert and experienced Managing Board members. To achieve this, the Managing Board remuneration has several elements that, as a package, make it comparable with the remuneration offered by relevant peers in the market. Peers are defined as other major Dutch companies and other European-parented banks.

The compensation package for the Managing Board has the following elements:

•	Base salary
•	Performance bonus
•	Long-term incentives – Performance Share Plan and Share Investment & Matching Plan.
•	In addition there are a number of other benefits.

In 2006 the Nomination & Compensation Committee reviewed the Managing Board reward package and concluded that the expected value of the Long Term Incentive Plans fell below the Committee’s intended level and also below the mid-market level of awards provided by the other European banks against which reward levels are measured.

This evaluation prompted the Supervisory Board to increase the number of shares under one of the LTIPs, the Performance Share Plan, by 25%. The SIMP arrangements remained unchanged. The General Meeting of Shareholders approved this increase in the General Meeting of Shareholders on 26 April 2007 with retrospective effect from 1 January 2007.

Base salary

A common base salary applies to all Managing Board members except the Chairman, to whom a 40% differential applies. In addition to the base salary, the non-Dutch Board member received a market competitive allowance. Salaries are reviewed annually with adjustments taking effect from 1 January. In 2007 Managing Board base salaries were adjusted upwards by 1% to reflect inflation. The gross annual base salary for the Managing Board members was adjusted from EUR 659,750 to the rounded off amount of EUR 666,500 and from EUR 923,650 to EUR 933,000 for the Chairman.

Performance bonus

The annual performance bonus for Managing Board members is based upon ABN AMRO’s quantitative objectives at the corporate level and qualitative performance objectives at both the corporate and BU level. The objectives are set annually by the Nomination & Compensation Committee and endorsed by the Supervisory Board. The cash bonus is expressed as a percentage of base salary and assessed against the set quantitative Group targets on the basis of a final rating of this percentage. For this purpose 4 ratings apply: rating 1 – substantially below target; rating 2 – close to target; rating 3 – on target and rating 4 – well above target. Bonus outcome can be between 0 and 200% with 150% bonus for on target performance. When the bonus will be set on the assessment of the quantitative targets the Nomination & Compensation Committee can use the discretion to adjust the bonus outcome within a band of plus or minus 20% of annual gross salary on the basis of the assessment of the qualitative criteria that have been set.

In 2007 two objectives, Efficiency Ratio and Earnings per Share, were used to measure quantitative corporate performance. Each objective carried an equal weighting of 50%. In addition, qualitative objectives are set such as Compliance, Leadership, High Performance Culture and One Bank/No Boundaries. Specific annual performance targets are not disclosed as they are considered competitively sensitive.

The Nomination & Compensation Committee has decided to set the 2007 bonus percentage at 150%, considering the special circumstances in this performance year. The Supervisory Board has endorsed this decision.

Hugh Scott-Barrett who left ABN AMRO’s service per 1 August 2007 is not eligible for a bonus.

The individual bonus awards are shown in the table on page 200.

ABN AMRO Share Investment & Matching Plan (SIMP)

Under this plan, which was obtained to encourage executive share ownership, the Board members may defer a maximum of 25% of their annual salary into ABN AMRO Holding N.V. shares (investment shares). This amount must be funded from the net bonus outcome of the relevant performance year. If the net bonus outcome is insufficient to fund the full investment amount the participation will be withdrawn.

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

Performance Share Plan (PSP)

The Performance Share Plan was introduced in 2001 and forms an important though stretching part of the Managing Board’s reward package. SEVPs are also eligible for a yearly grant under this plan.

In 2007 Managing Board members received a conditional award of 75,000 shares and the Chairman 105,000 shares. The Performance Share Plan grant in 2007 was based for one third on relative total return to shareholders (TRS) performance, for one third on the average return on equity (ROE) and for one third on earnings per share (EPS) growth, achieved by the bank over the four-year performance period, defined as the year of grant and three subsequent years. In 2007 for the first time the award took place in the form of phantom shares.

The vesting schedule for the TRS-linked award was the same as in previous years. The full award would be paid if the TRS generated by the bank in the fourth year of the performance period is fifth out of 21 relative to the peer group. There would be a sliding scale ranging from no award if the bank was lower than tenth to 150% of the conditional award if the bank had progressed to the very top of the TRS rankings.

The payout for the ROE and EPS linked award was linked to the set targets using a sliding scale, with a threshold at 25% and a maximum award of 100%.

Another condition is that the recipient must still be in service with the Group at the end of the performance period.

Cash settlement of the outstanding Long Term Incentive Plan LTIP awards as described above

The Supervisory and Managing Boards of ABN AMRO have in accordance with their discretion under the rules of the Group LTIPs resolved that all outstanding awards and options under these LTIPs should be cash settled as a consequence of the take over of ABN AMRO by the Consortium of Fortis, RBS and Santander. 17 October 2007 was the date for the settlement of the shares tendered under the Consortium’s tender offer and was also used as the date for the cash settlement of the awards under the LTIPs. With respect to the calculation of the cash settlement amount, the value of an ABN AMRO share was the value of a tendered share on the settlement date, 17 October 2007. This value results in EUR 35.60 plus EUR 2.28 representing the value of 0,296 RBS share against the closing price of the RBS share on 17 October. The value (further referred to as Settlement Price) per ABN AMRO Holding N.V. share (a “Share”) thus results in EUR 37.88.

a) Stock Options

All subsisting options awarded under the Group Stock Option Plans (in 2001, 2002, 2003 and 2004) have been cancelled in accordance with the plan rules and were settled in cash by reference to the Settlement Price of EUR 37.88 a Share. The gross (before tax and other withholdings) cash settlement amount in respect of each outstanding option award was calculated by taking the Settlement Price minus the relevant Exercise Price per Share and multiplying the result by the number of Shares to which that option relates.

b) Options under the “Dutch Aandelenoptieregeling”

The cash settlement amount of all vested and not yet exercised options will be calculated as indicated above. Since these options were taxed at grant date, the proceeds were not taxable in the Netherlands.

c) Share Investment & Matching Plan (SIMP)

The SIMP investment shares have been tendered to the offer and were treated as all tendered ABN AMRO shares, that is a settlement by way of a cash payment of EUR 35.60 plus EUR 2.28 representing the value of 0.296 RBS share per Share.

All matching share awards granted in accordance with SIMP in 2005, 2006 and 2007 have been deemed to vest as a result of the change of control and the Supervisory Board has resolved in accordance with the plan rules that they will be cancelled and fully settled in cash at the Settlement Price per Share multiplied by the number of matching shares in each matching share award (subject to relevant withholdings for tax and social security).

d) Performance Share Plan (PSP)

All subsisting awards under PSP have been deemed to vest as a result of the change of control and all performance conditions have been deemed to have been met in full with no time apportionment to reflect the shortened performance period. The Supervisory Board has resolved in accordance with the plan rules that these awards are cancelled (in respect of awards which related to Shares) or have accelerated payment (in respect of awards which related to phantom Shares) and in either case are settled in cash at the Settlement Price per Share multiplied by the number of Shares/phantom Shares in each award (subject to relevant withholdings for tax and social security).

After the settlement no awards under any of the ABN AMRO Group LTIPs remained.

Pension

The Managing Board’s pensionable salary is 100% of annual base salary. Since 1 January 2006 the normal retirement age of the Managing Board members is 65, based on average income (2.15% per year). It is possible to retire earlier. The ABN AMRO Pension Fund manages the pension plan.

Specific benefits

•	The Managing Board’s compensation package also includes:
•	The use of a company lease car with driver.
•	Reimbursement of the cost of adequate security measures for their main private residence.
•	A 24-hour personal accident insurance policy with a fixed covered amount of EUR 1.8 million for members and EUR 2.5 million for the Chairman.
•	Contributions towards private health insurance, according to the policies applicable to all other ABN AMRO employees in the Netherlands.
•	Preferential rates on bank products such as mortgages and loans, according to the same policies that apply to all other ABN AMRO staff in the Netherlands.

The following table summarises total reward, ABN AMRO options and shares, and outstanding loans of the members of the Managing Board and Supervisory Board.

	Managing Board		Supervisory Board
	2007	2006	2007	2006

Salaries and other short-term benefits	4,901	6,247	1,471	1,041
Pensions	1,423	1,683	–	–
Termination benefits	4,881	3,000	–	–
Profit-sharing and bonus payments	6,400	6,999	–	–
Share-based payments	40,057	6,882	–	–
Loans (outstanding)	6,226	11,667		257
(number of shares, share awards, options)
ABN AMRO share awards (conditional, granted)	–	610,299	–	–
ABN AMRO staff options (outstanding)	–	1,955,857	–	–
ABN AMRO share awards (outstanding)	–	1,161,322	–	–
ABN AMRO shares/ADR (owned)	–	341,354	–	47,559

The following table summarises the salaries, other rewards and bonuses of individual Managing Board members, as far as these rewards are chargeable to ABN AMRO.

(in thousands of euros)	2007					2006
	Base salary	Other payments 1)	Bonus	Share base payments 2)	Pension costs 3)	Base salary	Other payments 1)	Bonus	Share base payments 2)	Pension costs 3)

R.W.J Groenink 4)	778	4,881	1,400	7,701	275	924	–	1,155	1,290	286
W.G. Jiskoot	667	–	1,000	5,501	239	660	–	825	922	205
J.Ch.L. Kuiper	667	–	1,000	5,501	336	660	–	825	922	284
H.Y. Scott-Barrett 5)	389	288	–	5,259	118	660	483	825	880	189
H.G. Boumeester	667	–	1,000	4,821	203	660	–	825	331	203
P.S. Overmars	667	–	1,000	4,821	115	660	–	825	361	128
R. Teerlink	667	–	1,000	4,821	119	660	–	825	361	129
J.P. Schmittmann 6)	111	–	–	–	18	–	–	–	–	–
T. de Swaan 7)	–	–	–	800	–	220	–	275	87	75
C.H.A. Collee 8)	–	–	–	833	–	660	3,000	619	938	184

1
Other payments are comprised of termination payments and foreigner allowance. Mr. H.Y. Scott-Barrett received a foreigner allowance of EUR 277 thousand and a tax allowance of EUR 11 thousand. In 2006 the allowance amounted to EUR 471 thousand. Mr. R.W.J. Groenink received a termination payment (incl. pension costs) of EUR 4,881 thousand.

2
Share-based payments are calculated in accordance with IFRS 2 by recognizing the fair value of the originally equity settled shares or options at grant date over the vesting period, taking into account the accelerated vesting in 2007. For originally cash-settled transactions these costs are measured at the fair value at settlement date.

3	Pension costs exclusively comprise pension service cost for the year computed on the basis of IAS 19.
4	R.W.J. Groenink stepped down on 1 November 2007.
5	H.Y. Scott-Barrett stepped down on 1 August 2007.
6	J.P. Schmittmann joined the board on 1 November 2007.
7	T. de Swaan retired on 1 May 2006.
8	C.H.A. Collee stepped down on 31 December 2006 and received EUR 3 million termination payment.

The following tables reflect movements in the option holdings of the Managing Board as a whole and of individual Board members. The conditions governing the granting of options are included in note 44.

	2007		2006
	Options held by Managing Board	Average exercise price (in euros)	Options held by Managing Board	Average exercise price (in euros)

Balance at 1 January	1,955,857	19.18	2,380,835	18.83
Options exercised/cancelled	(296,000)	21.30	(252,500)	14.45
Other	(320,000)	18.45	(172,478)	21.34
Cash settlement	(1,339,857)	18.88	–	–

Balance at 31 December	–	–	1,955,857	19.18

	Balance at 1 January 2007	Exercise price (in euros)	Exercised/ settled	Forfeited	Balance at 31 December 2007	Weighted average share price at settlement
R.W.J. Groenink
Executive 2000	60,000	21.30	60,000	–	–	26.95
Executive 2001	55,000	23.14	55,000	–	–	37.88
Executive 2002 1,2	112,000	19.53	112,000	–	–	37.88
Executive 2003 1,3	133,000	14.45	133,000	–	–	37.88
Executive 2004 1,4	126,000	18.86	126,000	–	–	37.88
AOR 2001	271	22.34	271	–	–	37.88
AOR 2002	296	20.42	296	–	–	37.88
	486,567		486,567

W.G. Jiskoot
Executive 2000	60,000	21.30	60,000	–	–	26.95
Executive 2001	55,000	23.14	55,000	–	–	37.88
Executive 2002 1,2	80,000	19.53	80,000	–	–	37.88
Executive 2004 1,4	90,000	18.86	90,000	–	–	37.88
AOR 2001	271	22.34	271	–	–	37.88
AOR 2002	296	20.42	296	–	–	37.88
	285,567		285,567

J.Ch.L. Kuiper
Executive 2000	60,000	21.30	60,000	–	–	26.95
Executive 2001	55,000	23.14	55,000	–	–	37.88
Executive 2002 1,2	80,000	19.53	80,000	–	–	37.88
Executive 2004 1,4	90,000	18.86	90,000	–	–	37.88
AOR 2001	271	22.34	271	–	–	37.88
AOR 2002	296	20.42	296	–	–	37.88
	285,567		285,567

H.Y. Scott-Barret
Executive 2000	56,000	21.30	56,000		–	–
Executive 2001	55,000	23.14	–	55,000	–	–
Executive 2002 1,2	80,000	19.53	–	80,000	–	–
Executive 2003 1,3	95,000	14.45	–	95,000	–	–
Executive 2004 1,4	90,000	18.86	–	90,000	–	-
	376,000		56,000	320,000
1 conditionally granted.
2 vested on 25 February 2005.
3 vested on 24 February 2006.
4 vested on 13 February 2007.

	Balance at 1 January 2007	Exercise price (in euros)	Exercised/ settled	Forfeited	Balance at 31 December 2007	Weighted average share price at settlement
H.G. Boumeester
Executive 2000	20,000	21.30	20,000	–	–	26.95
Executive 2001	16,875	23.14	16,875	–	–	37.88
Executive 2002 1,2	25,000	19.53	25,000	–	–	37.88
Executive 2004 1,4	52,500	18.86	52,500	–	–	37.88
	114,375		114,375

P.S. Overmars
Executive 2000	25,000	21.30	25,000	–	–	26.95
Executive 2001	16,875	23.14	16,875	–	–	37.88
Executive 2002 1,2	50,000	19.53	50,000	–	–	37.88
Executive 2003 1,3	55,000	14.45	55,000	–	–	37.88
Executive 2004 1,4	52,500	18.86	52,500	–	–	37.88
	199,375		199,375

R. Teerlink
Executive 2000	15,000	21.30	15,000	–	–	26.95
Executive 2001	16,406	23.14	16,406	–	–	37.88
Executive 2002 1,2	50,000	19.53	50,000	–	–	37.88
Executive 2003 1,3	74,500	14.45	74,500	–	–	37.88
Executive 2004 1,4	52,500	18.86	52,500	–	–	37.88
	208,406		208,406
1 conditionally granted.
2 vested on 25 February 2005.
3 vested on 24 February 2006.
4 vested on 13 February 2007.

The following table shows movements in shares conditionally awarded under the Performance Share Plan. For the years to 2005 the conditional award was based 100% on the bank’s ranking in the peer group (TRS ranking). For the year 2005 until 2006, 50% of the award is on the TRS ranking and 50% on the average ROE target for the reference period. For the year 2007 one third of the award is on the TRS ranking, one third on the average ROE target for the reference period and one third on earnings per share (EPS) growth over the reference period. The number of shares conditionally awarded on the TRS ranking in the table below assumed a ranking of fifth in the peer group, in line with the bank's ambition. The cash settlement took place at 150% of these numbers, based on a ranking of first.  The number of shares conditionally awarded on the ROE target assumed that ABN AMRO would achieve an average ROE above 21% per annum, the Group's target for the future performance cycles.

	Type of condition	Reference period	Balance at 1 January	Granted	Forfeited	Settlement	Balance at 31 December

R.W.J. Groenink
	TRS	2004-2007	70,000	–	–	70,000	–
	TRS	2005-2008	42,000	–	–	42,000	–
	ROE	2005-2008	42,000	–	–	42,000	–
	TRS	2006-2008	42,000	–	–	42,000	–
	ROE	2006-2009	42,000	–	–	42,000	–
	TRS	2007-2010	–	35,000	–	35,000	–
	ROE	2007-2010	–	35,000	–	35,000	–
	EPS	2007-2010	–	35,000	–	35,000	–

W.G. Jiskoot
	TRS	2004-2007	50,000	–	–	50,000	–
	TRS	2005-2008	30,000	–	–	30,000	–
	ROE	2005-2008	30,000	–	–	30,000	–
	TRS	2006-2008	30,000	–	–	30,000	–
	ROE	2006-2009	30,000	–	–	30,000	–
	TRS	2007-2010	–	25,000	–	25,000	–
	ROE	2007-2010	–	25,000	–	25,000	–
	EPS	2007-2010	–	25,000	–	25,000	–

J.Ch.L. Kuiper
	TRS	2004-2007	50,000	–	–	50,000	–
	TRS	2005-2008	30,000	–	–	30,000	–
	ROE	2005-2008	30,000	–	–	30,000	–
	TRS	2006-2008	30,000	–	–	30,000	–
	ROE	2006-2009	30,000	–	–	30,000	–
	TRS	2007-2010	–	25,000	–	25,000	–
	ROE	2007-2010	–	25,000	–	25,000	–
	EPS	2007-2010	–	25,000	–	25,000	–

H.Y. Scott-Barrett
	TRS	2004-2007	50,000	–	50,000	–	–
	TRS	2005-2008	30,000	–	30,000	–	–
	ROE	2005-2008	30,000	–	30,000	–	–
	TRS	2006-2008	30,000	–	30,000	–	–
	ROE	2006-2009	30,000	–	30,000	–	–
	TRS	2007-2010	–	25,000	25,000	–	–
	ROE	2007-2010	–	25,000	25,000	–	–
	EPS	2007-2010	–	25,000	25,000	–	–

	Type of condition	Reference period	Balance at 1 January	Granted	Forfeited	Settlement	Balance at 31 December
H.G. Boumeester
	TRS	2004-2007	20,000	–	–	20,000	–
	TRS	2005-2008	15,000	–	–	15,000	–
	ROE	2005-2008	15,000	–	–	15,000	–
	TRS	2006-2008	30,000	–	–	30,000	–
	ROE	2006-2009	30,000	–	–	30,000	–
	TRS	2007-2010	–	25,000	–	25,000	–
	ROE	2007-2010	–	25,000	–	25,000	–
	EPS	2007-2010	–	25,000	–	25,000	–

P.S. Overmars
	TRS	2004-2007	20,000	–	–	20,000	–
	TRS	2005-2008	15,000	–	–	15,000	–
	ROE	2005-2008	15,000	–	–	15,000	–
	TRS	2006-2008	30,000	–	–	30,000	–
	ROE	2006-2009	30,000	–	–	30,000	–
	TRS	2007-2010	–	25,000	–	25,000	–
	ROE	2007-2010	–	25,000	–	25,000	–
	EPS	2007-2010	–	25,000	–	25,000	–

R. Teerlink
	TRS	2004-2007	20,000	–	–	20,000	–
	TRS	2005-2008	15,000	–	–	15,000	–
	ROE	2005-2008	15,000	–	–	15,000	–
	TRS	2006-2008	30,000	–	–	30,000	–
	ROE	2006-2009	30,000	–	–	30,000	–
	TRS	2007-2010	–	25,000	–	25,000	–
	ROE	2007-2010	–	25,000	–	25,000	–
	EPS	2007-2010	–	25,000	–	25,000	–

The following table reflects the number of matched shares the Managing Board will receive under the ABN AMRO Share Investment & Matching Plan at the end of the vesting period, provided the member of the Managing Board remains employed within ABN AMRO during the vesting period. All shares vested and were settled on 17 October 2007 at EUR 37.88 per share.

	Balance at 1 January	Granted	Forfeited	Settled	Balance at 31 December

R.W.J. Groenink	20,222	8,600	–	28,822	–
W.G. Jiskoot	14,444	6,143	–	20,587	–
J.Ch.L. Kuiper	14,444	6,143	–	20,587	–
H.Y. Scott-Barrett	7,221	1,391	8,612	–	–
H.G. Boumeester	8,997	6,143	–	15,140	–
P.S. Overmars	8,997	6,143	–	15,140	–
R. Teerlink	8,997	6,143	–	15,140	–

ABN AMRO ordinary shares held by Managing Board members at 31 December 2007 and 31 December  2006

	2007	2006

R.W.J. Groenink(3)	–	77,012
W.G. Jiskoot	–	62,377
J.Ch.L. Kuiper	–	65,315
H.Y. Scott-Barrett (2)	–	51,577
H.G. Boumeester	–	47,465
P.S. Overmars	–	16,842
R. Teerlink	–	20,766

Total	–	341,354

1  No preference financing shares were held by any Managing Board member.
2   Mr. Scott-Barrett left on 1 August 2007.
3  Mr. R.W.J. Groenink stepped down on 1 November 2007.

Loans from ABN AMRO to Managing Board members
	2007		2006
	Outstanding on 31 December	Interest rate	Outstanding on 31 December	Interest rate

R.W.J. Groenink 1)	–	–	4,800	3.46
W.G. Jiskoot	1,674	3.38	1,674	3.60
J.Ch.L. Kuiper	655	3.87	655	3.83
H.G. Boumeester	1,633	3.26	2,649	4.64
P.S. Overmars	1,163	4.00	1,163	4.00
R. Teerlink	–	–	726	4.50
J.R. Schmittmann	1,101	3.77

1) Mr. R.W.J. Groenink stepped down on 1 November 2007.

The decrease in outstandings between 31 December 2006 and 31 December 2007 is caused by repayments.

Remuneration Supervisory Board

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

Remuneration of the Supervisory Board as far as chargeable to ABN AMRO (1)

(in thousands of euros)	2007	2006

A.C. Martinez	130	113
A.A. Olijslager	85	73
D.R.J. Baron de Rothschild 2	60	53
Mrs. T.A. Maas-de Brouwer	80	75
M.V. Pratini de Moraes 2	75	66
P. Scaroni 2	60	53
Lord Sharman of Redlynch 2	80	69
R. F. van den Bergh	70	60
A. Ruys	70	60
G.J. Kramer	60	40
H.G. Randa 2	60	40
Llopis Rivas	55	–
Mrs. L.S. Groenman 3	33	53
A.A. Loudon 4	–	21
A. Burgmans 4	–	22

1  The remuneration is excluding an attendance fee.
2   Stepped down on 1 November 2007
3   Resigned at 26 April 2007
4   Messrs A.A. Loudon and A. Burgmans resigned on 27 April 2006

ABN AMRO ordinary shares held by Supervisory Board members (1)

	2007	2006

A.C. Martinez	–	3,000
A.A. Olijslager	–	3,221
M.V. Pratini de Moraes	–	5,384
R.F. van den Bergh	–	13,112
P. Scaroni	–	19,992
A. Ruys	–	2,850

Total	–	47,559

1  No financing preference shares were held by any Supervisory Board member.
2  ADRs

All shares at 17 October 2007 were settled under the consortium tender offer.

Loans from ABN AMRO to Supervisory Board members

There were no outstanding loans at 31 December 2007 (2006: EUR 0.3 million – interest rate 3.83% related to Mrs L.S. Groenman).

Senior Executive Vice Presidents (SEVPs) Compensation 2007

The reward package for ABN AMRO’s SEVPs, the second level of Top Executives, was also introduced in 2001 and − as with the Managing Board − was primarily aimed at maximising total returns to our shareholders.

The compensation for ABN AMRO SEVPs consists of the following core elements:

•	Base salary. The base salaries are benchmarked against the relevant local markets. The current median base salary is EUR 408,000 (2006: EUR 402,000).
•
Performance bonus. The annual performance bonus is linked to the respective markets within the various countries where we operate. The median bonus amount paid with respect to the 2007 performance year was EUR 2 million (2006: EUR 1.3 million). Bonuses for individual SEVPs vary widely, again reflecting market and location. No absolute maximum level of bonus has been defined for SEVPs.

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

In addition, a number of benefits apply in relation to the respective markets and countries of residence.

The total charge in the income statement for SEVP’s in 2007 amounts to EUR 119 million (2006: EUR 47 million).

	Senior Executive Vice Presidents
	2007	2006

Salaries and other short-term benefits	10	10
Pension costs	2	2
Termination benefits	2	–
Profit-sharing and bonus payments	51	27
Share-based payments	54	8

Total	119	47

44     Share-based payment plans

Before the acquisition of ABN AMRO by the consortium of RBS, Fortis and Santander ABN AMRO granted long-term share-based incentive awards to members of the Managing Board, other top executives and key staff under a number of plans.

The plans for the Managing Board (Performance Share Plan and Share Investment & Matching Plan) are described in note 43. At a lower level, the Performance Share Plan was also applicable to the second tier of top executives, the SEVPs. Both the SEVPs and the third level of top executives, the Corporate EVPs could defer a part of their bonus into the Bank’s shares on the basis of the Share Investment & Matching Plan. Furthermore, there is a Restricted Share Plan applicable for the Corporate EVPs/MDs and Key Staff. The performance conditions for this plan were linked to the average return on equity and the Bank’s Earnings per Share in line with the Performance Share Plan of the Managing Board. Until 2007 all these plans were equity based in 2007 but the awards took place in the form of phantom shares.

Next to the above described plans there was also a cash-settled Performance Share Plan for the Corporate EVPs for the performance cycle 2005-2008.

With effect from 2005 share options were no longer granted via the Top Executives Plan and from 2006 share options were no longer granted to key staff. The options were replaced by restricted shares in line with the changes for the top executives in 2005.

Cash settlement of the outstanding LTIP awards as described above

As described in Note 43 all outstanding awards and options under the Bank’s LTIPs were cash settled on 17 October 2007 as a consequence of the take over of ABN AMRO. The total settlement amounted to EUR 1,013 of which EUR 442 million related to share options, EUR 301 million to originally equity settled share plans and EUR 270 million to phantom shares. With respect to the calculation of the cash settlement amount, the value of an ABN AMRO share was the value of a tendered share on the settlement date, 17 October 2007. This value results in EUR 35.60 plus EUR 2.28 representing the value of 0,296 RBS share against the closing price of the RBS share on 17 October. The value (further referred to as Settlement Price) per ABN AMRO Holding N.V. share (a “Share”) thus results in EUR 37.88.

The share-based compensation expense including the expenses of discontinued operations totalled EUR 347 million in 2007 (EUR 78 million in 2006 and EUR 61 million in 2005). The total carrying amount of liabilities arising from cash-settled share-based payments transactions amounted to EUR 10 million at 31 December 2006 (2005: EUR 22 million).

Option plans

The fair value of options granted is determined using a Lattice option pricing model. The expected volatility used in the calculation was based on historical volatility.

For the calculation of the fair value of the options granted to the Top Executives in 2004, the same assumptions were used. The expense recorded in 2007 regarding all options plans amounted to EUR 9 million (2006: EUR 28 million).

	2007		2006		2005
	Number of options (in thousands)	Weighted Average exercise price (in euros)	Number of options (in thousands)	Weighted Average exercise price (in euros)	Number of options (in thousands)	Weighted Average exercise price (in euros)

Balance at 1 January	53,253	19.35	62,269	19.06	63,050	18.94
Movements:
Other options granted	–	–	–	–	7,939	21.24
Options forfeited	(1,767)	20.08	(1,225)	19.04	(2,780)	18.29
Options exercised	(27,649)	19.37	(7,791)	17.11	(1,868)	18.05
Options expired	–	–	–	–	(4,072)	22.43
Options cash settled	(23,837)	19.34	–	–	–	–

Balance at 31 December	–	–	53,253	19.35	62,269	19.06

Of which exercisable	–	–	32,757	19.15	26,873	20.96
Of which exercisable and in the money	–	–	32,601	19.14	17,413	20.01
Of which hedged	–	–	19,177	18.59	26,968	18.14

In 2007 and 2006, the price of options exercised ranged from (1 January – 17 October) EUR 23.14 to EUR 14.45, compared to an average share price of EUR 32.63 until 17 October 2007 and EUR 22.81 in 2006. Deliveries on options exercised in 2007 and 2006 were fully made from share repurchases (27,649,180 shares; 2006: 7,791,365 shares), no new shares were issued on the exercise date.

Share plans

For the calculation of the expense for the share plans, various models were used. For the originally equity settled plans these expenses were based on the fair value of the ABN-AMRO shares at grant date taking into account the expected dividend yields. For originally cash settled plans the expenses were ultimately based on settlement price at 17 October. The total expense in 2007 amounted to EUR 338 million (2006: EUR 50 million). The following table presents a summary of all shares conditionally granted to the Top Executives and key staff of ABN AMRO. For the number of shares granted on the TRS-ranking under the Performance Share Plan, a ranking of fifth in the peer group has been assumed. The cash-settlement of these awards took place at 150% of these numbers, based on a rating of first.

(in thousands)	2007	2006	2005

Balance at 1 January	9,179	5,637	3,688
Granted	4,711	6,212	2,892
Forfeited	(416)	(1,633)	(283)
Vested	–	(1,037)	(660)
Cash settled	(13,474)	–	–

Balance at 31 December	–	9,179	5,637

45     Discontinued operations and assets and liabilities held for sale

The following tables provide a further analysis of the results reporting in the line Results from discontinued operations net of tax. Antonveneta, BU Asset Management, ABN AMRO North America Holdings (‘LaSalle’) ABN AMRO Mortgage Group and Bouwfonds are reported as discontinued operations. BU Asset Management is reported as discontinued operations as of December 2007 due to the planned sale of ABN AMRO’s Asset Management activities to Fortis expected to be completed in April 2008. Antonveneta is reported as discontinued operations as of December 2007 due to the sale of Antonveneta which is expected to be effective in the second quarter of 2008. Profits from discontinued operations include the related operating results and if applicable the gain on sale. The comparative income statement figures for the years 2006 and 2005 have been restated in accordance with IFRS. The related assets and liabilities of the discontinued operations are presented as assets/liabilities of businesses held for sale as at 31 December 2007. The comparative figures have not been restated in accordance with IFRS.

Income statement of discontinued operations:
(in thousands)	2007	2006	2005

Operating income	5,349	7,147	4,633
Operating expenses	3,382	4,274	2,970
Loan impairment and other credit risk provisions	526	463	34
Operating profit before tax	1,441	2,410	1,629
Gain on disposal	7,312	327	–
Profit before tax	8,753	2,737	1,629
Tax on operating profit	574	674	506
Tax arising on disposal	2	(11)	–
Profit from discontinued operations net of tax	8,177	2,074	1,123

The table below provides a further breakdown of the operating result and gain on disposal of discontinued operations in 2007 by major lines of business. In our segment disclosure note the Antonveneta results are included in Segment Bu Europe. The Asset management and Bouwfonds results are included in the segment BU Netherlands. Results of ABN AMRO North America’s Holdings and ABN AMRO Mortgage Group Inc are included in BU North America.

Asset Management	2007	2006	2005

Operating income	987	901	778
Operating expenses	697	574	542
Profit from discontinued operations before tax	290	327	236
Income tax expense on operating profit	104	73	47

Profit from discontinued operations net of Tax	186	254	189

Antonveneta (including Interbanca)	2007	2006	2005

Operating income	1,885	2,071	–
Operating expenses	1,393	1,310	–
Loan impairment and other credit risk provisions	457	382	–
Operating profit before tax	35	379	–
Income tax expense on operating profit	146	187	–

Profit from discontinued operations net of Tax	(111)	192	–

ABN AMRO North America Holdings	2007	2006	2005

Operating income	2,406	3,241	2,974
Operating expenses	1,300	1,884	1,846
Loan impairment and other credit risk provisions	69	62	21
Profit from discontinued operations before tax	1,037	1,295	1,107
Gain recognized on disposal	7,165	–	–
Profit from discontinued operations before tax	8,202	1,295	1,107
Income tax expense on operating profit	260	276	360
Income tax expense on gain on disposal	2	–	–

Profit from discontinued operations net of Tax	7,940	1,019	747

Bouwfonds non-mortgage business	2007	2006	2005

Operating income	–	534	505
Operating expenses	(52)	273	287
Loan impairment and other credit risk provisions	–	19	13
Operating profit before tax	52	242	205
Gain recognized on disposal	–	327	–
Profit from discontinued operations before tax	52	569	205
Income tax expense on operating profit	–	75	69
Income tax expense on gain on disposal	–	(11)	–

Profit from discontinued operations net of Tax	52	505	136

ABN AMRO Mortgage Group Inc	2007	2006	2005

Operating income	71	400	376
Operating expense	44	233	295
Operating profit before tax	27	167	81
Gain on disposal	147	–	–
Profit from discontinued operations before tax	174	167	81
Income tax expense on operating profit	64	63	30

Profit from discontinued operations net of Tax	110	104	51

Earnings per share attributable to the shareholders of the parent company for discontinued operations

(in euros)	2007	2006	2005

Basic, from discontinued operations	4.40	1.07	0.60
Diluted, from discontinued operations	4.40	1.07	0.59

The major classes of assets and liabilities classified as held for sale as at 31 December are as follows:

	2007	2006

Assets
Cash and balances at central banks	427	14
Financial assets held for trading	1,071	104
Financial investments	3,230	132
Loans and receivables-banks	6,249	53
Loans and receivables-customers	37,336	4,532
Equity accounted investments	24	–
Property and equipment	1,054	1,012
Goodwill and other intangible assets	6,124	2,449
Accrued income and prepaid expenses	386	62
Other assets	4,557	3,492

Assets of businesses held for sale	60,458	11,850

Liabilities
Financial assets held for trading	379	–
Due to banks	4,280	973
Due to customers	19,937	2,397
Issued debt securities	8,177	–
Provisions	1,429	22
Accrued expenses and deferred income	495	71
Other liabilities	3,993	244
Subordinated liabilities	1,090	–

Liabilities of businesses held for sale	39,780	3,707

Net assets directly associated with disposal business	20,678	8,143

Net assets directly associated with disposal business represent the net balance of net assets and net intercompany funding.

As at 31 December 2007 the assets and liabilities of businesses held for sale represent balances of Antonveneta, BU Asset Management and Private Equity. Private Equity was deemed held for sale but not a discontinued operation as it is not a  major line of business. Per 31 December 2007 an amount of EUR 4,399 is presented as goodwill with respect to Antonveneta. In 2007 an agreement was reached on the sale of Antonventa. As the agreed sale price (EUR 9 billion) exceeds the carrying value, no impairment charge is taken into account with respect to the recorded goodwill.

As at 31 December 2006 these balances mainly consisted of ABN AMRO Mortgage Group, Inc.

46     Related parties

The Group has a related party relationship with associates (see notes 19 and 41), joint ventures (see note 42), key management (see note 43) and the consortium members.

The Group enters into a number of banking transactions with related parties in the normal course of business. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operational decisions. These transactions, which include loans, deposits and foreign currency transactions, have taken place on an arm's length basis. They were carried out on commercial terms and at market rates with regard to employees, who are offered preferential terms for certain banking products. No allowances for loan losses have been recognised in respect of loans to related parties in 2007 and 2006.

Balances with joint ventures and associates 2007

	Joint Ventures	Associates

Receivables	222	161
Liabilities	83	776
Guarantees given	–	448

Income received from joint ventures was EUR 43 million and expense paid to joint ventures was EUR 64 million. Income received from associates was EUR 74 million and expense paid to associates was EUR 5 million.

Of the total guarantees, EUR 233 million arises because the Group is severally liable for all of the liabilities of the associates.

Balances with Royal Bank of Scotland, Fortis and Santander 2007

	Royal Bank of Scotland	Fortis	Santander

Financial assets held for trading	2,821	807	578
Loans and receivables	10,103	2,633	112
Other assets	488	61	469

Financial liabilities held for trading	3,066	444	362
Due to banks	5,359	1,213	211
Other liabilities	97	61	–

Guarantees given	100	49	9
Irrevocable facilities	1,343	559	1
Recoverable facilities	–	884	–

The loans and receivables with RBS are mainly resulting from professional securities transaction and reverse repurchase agreements which are reported for the notional amounts.

47     Subsequent events

On 25 March 2008 ABN AMRO Holding N.V. applied for de-listing of its ordinary shares and (formerly convertible) preference shares from Euronext Amsterdam by NYSE Euronext (Euronext Amsterdam), the regulated market of Euronext Amsterdam N.V. and to apply for the de-listing of its American Depositary Shares (ADSs), each representing one ordinary share from the New York Stock Exchange. The ordinary shares are expected to be de-listed from Euronext Amsterdam and the ADSs are expected to be de-listed from the New York Stock Exchange effective 25 April 2008. The (formerly convertible) preference shares are expected to be de-listed from Euronext Amsterdam shortly after finalization of the pending squeeze-out proceedings.

On 25 March 2008 Santander reached a preliminary agreement on the sale of Interbanca to General Electric for a consideration of EUR 1 billion.

In December 2007 the consortium submitted its overall transition plan relating to the break-up of ABN AMRO to the Dutch Central Bank.  The Dutch Central Bank issued its declaration of no objection to this plan on 10 March 2008  which means that the consortium has now clearance to implement the transition plan.

On 29 January 2008 ABN AMRO received the necessary regulatory permission from the Dutch Central Bank to proceed with the separation of ABN AMRO Asset Management to Fortis, which is expected to be effective in April 2008.

48     Major subsidiaries and participating interests

Unless otherwise stated, the bank’s interest is 100% or almost 100%, on 7 February 2008. Those major subsidiaries and participating interests that are not 100% consolidated but are accounted for under the equity method (a) or proportionally consolidated (b) are indicated separately.

ABN AMRO Bank N.V., Amsterdam

Netherlands

AAGUS Financial Services Group N.V., Amersfoort
AA Interfinance B.V., Amsterdam
AAC Capital Partners Holding B.V., Amsterdam (16%)
ABN AMRO Arbo Services B.V., Amsterdam
ABN AMRO Asset Management (Netherlands) B.V., Amsterdam
ABN AMRO Effecten Compagnie B.V., Amsterdam
ABN AMRO Hypotheken Groep B.V., Amersfoort
ABN AMRO Jonge Bedrijven Fonds B.V., Amsterdam
ABN AMRO Participaties B.V., Amsterdam
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
ABN AMRO Corporate Finance Ltd., London
ABN AMRO Forvaltning  AS, Oslo
ABN AMRO Fund Managers (Ireland) Ltd., Dublin
ABN AMRO Infrastructure Capital Management Limited, London
ABN AMRO International Financial Services Company, Dublin
ABN AMRO Investment Funds S.A., Luxembourg
ABN AMRO Kapitalförvaltning Finland AB, Helsinki (72.19%)
ABN AMRO Asset Management Italy Società di Gestione del Risparmio SpA, Milan  (45% ABN AMRO Bank N.V.; 55% Banca Antonveneta SpA)
Artemis Investment Management Ltd., Edinburgh (68.23%)
Aspis International Mutual Funds Management Company S.A., Athens (45%) (a)
Banca Antonveneta SpA, Padova

Banque Neuflize OBC SA, Paris (99.84%)
CM Capital Markets Holding S.A., Madrid (45.52%) (a)
Delbrück Bethmann Maffei AG, Frankfurt am Main
Hoare Govett Ltd., London
Interbanca SpA, Milan
International Asset Management Ltd., London

North America

ABN AMRO Asset Management Canada Ltd, Toronto
ABN AMRO Asset Management Holdings, Inc., Chicago
ABN AMRO Asset Management Inc., Chicago
Montag & Caldwell, Inc., Atlanta
ABN AMRO Capital Markets Canada Ltd., Toronto
ABN AMRO Bank (Mexico) S.A., Mexico City
ABN AMRO WCS Holding Company, New York
ABN AMRO Advisory, Inc., Chicago
ABN AMRO Capital (USA) Inc., Chicago
ABN AMRO Incorporated, Chicago

Middle East

Saudi Hollandi Bank, Riyadh (40%) (a)

Rest of Asia

ABN AMRO Asia Ltd., Hong Kong
ABN AMRO Asia Corporate Finance Ltd., Hong Kong
ABN AMRO Asset Management (Asia) Ltd., Hong Kong
ABN AMRO Asset Management (India) Ltd., Mumbai (75%)
ABN AMRO Asset Management (Singapore) Ltd., Singapore
ABN AMRO Asset Management (Japan) Ltd., Tokyo
ABN AMRO Bank Berhad, Kuala Lumpur
ABN AMRO Bank (China) Co. Ltd., Shanghai
ABN AMRO Leasing (China) Co. Ltd., Beijing
ABN AMRO Bank (Kazakhstan) Ltd., Almaty (80%)
ABN AMRO Bank N.B., Uzbekistan A.O., Tashkent (58.82%)
ABN AMRO Bank (Pakistan) Ltd., Karachi (99.22%)
ABN AMRO Bank (Philippines) Inc., Manila
ABN AMRO Central Enterprise Services Private Ltd., Mumbai
ABN AMRO Securities (India) Private Ltd., Mumbai
ABN AMRO Securities Investment Consultant Co. Ltd., Taipei
ABN AMRO Securities (Japan) Ltd., Tokyo
ABN AMRO Securities (Kazakhstan) JSC, Almaty
PT ABN AMRO Finance Indonesia, Jakarta
PT ABN AMRO Manajemen Investasi Indonesia, Jakarta

Australia

ABN AMRO Asset Management (Australia) Ltd., Sydney
ABN AMRO Australia Pty Ltd., Sydney (76.06%)
ABN AMRO Asset Securitisation Australia Pty Ltd., Sydney (76.06%)
ABN AMRO Corporate Finance Australia Ltd., Sydney (76.06%)
ABNED Nominees Pty Ltd., Sydney (76.06%)
ABN AMRO Equities Australia Ltd., Sydney (76.06%)
ABN AMRO Equity Capital Markets Australia Ltd., Sydney (76.06%)

ABN AMRO Capital Management (Australia) Pty Limited, Sydney
ABN AMRO Investments Australia Ltd., Sydney (76.06%)

New Zealand

ABN AMRO Equity Derivatives New Zealand Limited, Auckland (76.06%)
ABN AMRO New Zealand Ltd., Auckland (76.06%)
ABN AMRO Securities NZ Ltd., Auckland (76.06%)

Latin America

ABN AMRO Asset Management DVTM S.A., Sao Paulo
ABN AMRO Bank (Chile) S.A., Santiago de Chile
ABN AMRO Bank (Colombia) S.A., Bogota
ABN AMRO Brasil Dois Participaçôes S.A., Sao Paulo
Real Tokio Marine Vida e Previdência S.A., Sao Paulo (50%) (b)
ABN AMRO (Chile) Seguros de Vida S.A., Santiago de Chile
Banco ABN AMRO Real S.A., Sao Paulo (97.55%)
Banco de Pernambuco S.A., BANDEPE, Recife (97.55%)
ABN AMRO (Chile) Seguros Generales S.A., Santiago de Chile

The list of participating interests, i.e. the participating interests for which statements of liability have been issued, has been filed with the Chamber of Commerce in Amsterdam.

49     Supplemental condensed consolidating financial statements

The following consolidating information presents condensed balance sheets at 31 December 2007 and 2006 and condensed statements of income and cash flows for the years ended 31 December 2007, 2006 and 2005 of Holding Company, Bank Company and its subsidiaries. The condensed balance sheets at 31 December 2007 and 2006 are presented in the following tables:

Supplemental condensed consolidating balance sheet as at 31 December 2007

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Cash and balances at central banks	–	11,094	5,656	–	16,750
Financial assets held for trading	–	228,929	16,450	(3,102)	242,277
Financial investments	–	95,344	25,572	(24,481)	96,435
Loans and receivables-banks		233,217	98,185	(155,706)	175,696
Loans and receivables-customers	–	275,809	156,214	(35,261)	396,762
Equity accounted investments	31,301	24,116	615	(55,161)	871
Property and equipment	–	1,462	1,547	(262)	2,747
Goodwill and other intangible assets	–	883	1,136	(595)	1.424
Assets of businesses held for sale	–	4,399	52,680	3,379	60,458
Accrued income and prepaid expenses	–	8,818	3,776	(14)	12,580
Other assets	–	8,108	11,866	(761)	19,213

Total assets	31,301	892,179	373,697	(271,964)	1,025,213

Financial liabilities held for trading	–	148,215	7,262	(1)	155,476
Due to banks	906	260,632	122,699	(144,903)	239,334
Due to customers	–	318,204	57,944	(45,796)	330,352
Issued debt securities	–	104,882	97,272	(27,159)	174,995
Provisions	–	685	5,984	(125)	6,544
Liabilities of businesses held for sale	–	–	38,062	1,718	39,780
Accrued expenses and deferred income	–	7,793	4,506	(55)	12,244
Other liabilities	52	8,640	11,955	(484)	20,163
Subordinated liabilities	768	11,849	2,998	1	15,616
Shareholders equity attributable to the parent company	29,575	31,301	23,859	(55,160)	29,575
Minority interests	–	(22)	1,156	–	1,134

Total liabilities and equity	31,301	892,179	373,697	(271,964)	1,025,213

Supplemental condensed consolidating balance sheet as at 31 December 2006

	Holding company	Bank company	LaSalle Funding LLC	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Cash and balances at central banks	–	6,379	–	5,938	–	12,317
Financial assets held for trading	–	187,802	–	19,159	(1,225)	205,736
Financial investments	20	88,857	–	50,863	(14,359)	125,381
Loans and receivables-banks	2,487	185,121	489	117,500	(170,778)	134,819
Loans and receivables-customers	–	258,139	–	227,000	(41,884)	443,255
Equity accounted investments	21,940	26,423	–	1,338	(48,174)	1,527
Property and equipment	–	1,532	–	4,738	–	6,270
Goodwill and other intangible assets	–	4,928	–	4,479	–	9,407
Assets of businesses held for sale	–	–	–	12,048	(198)	11,850
Accrued income and prepaid expenses	–	4,984	–	4,306	–	9,290
Other assets	3	8,647	–	18,563	(1)	27,212
Total assets	24,450	772,812	489	465,932	(276,619)	987,064

Financial liabilities held for trading	–	136,571	–	8,793	–	145,364
Due to banks	–	195,382	–	139,190	(146,583)	187,989
Due to customers	20	303,615	–	124,830	(66,082)	362,383
Issued debt securities	–	88,358	489	128,783	(15,584)	202,046
Provisions	–	1,348	–	6,500	2	7,850
Liabilities of businesses held for sale	–	–	–	3,905	(198)	3,707
Accrued expenses and deferred income	–	6,462	–	4,178	–	10,640
Other liabilities	65	6,139	–	15,773	–	21,977
Subordinated liabilities	768	12,997	–	5,448	–	19,213
Shareholders equity attributable to the parent company	23,597	21,940	–	26,234	(48,174)	23,597
Minority interests	–	–	–	2,298	–	2,298

Total liabilities and equity	24,450	772,812	489	465,932	(276,619)	987,064

The condensed income statements for 2007, 2006 and 2005 are presented in the following tables:

Supplemental condensed consolidating statement of income 2007

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net interest income	26	3,638	4,688	–	8,352
Results from consolidated subsidiaries	9,839	11,219	–	(21,058)	–
Net commissions	–	2,485	1,790	–	4,275
Trading income	–	725	551	–	1,276
Results from financial transactions	–	321	1,227	–	1,548
Other operating income	–	294	5,189	–	5,483
Total operating income	9,865	18,682	13,445	(21,058)	20,934

Operating expenses	2	8,881	8,597	–	17,480
Provision loan losses	–	630	1,074	–	1,704
Operating profit before tax	9,863	9,171	3,774	(21,058)	1,750
Taxes	15	(668)	605	–	(48)
Discontinued operations	–	–	8,177	–	8,177
Profit for the year	9,848	9,839	11,346	(21,058)	9,975
Minority interests	–	–	127	–	127

Net profit attributable to shareholders of the parent company	9,848	9,839	11,219	(21,058)	9,848

Supplemental condensed consolidating statement of income 2006

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net interest income	66	3,566	3,636	–	7,268
Results from consolidated subsidiaries	4,681	3,803	–	(8,484)	–
Net commissions	–	2,302	1,747	–	4,049
Trading income	–	2,344	505	–	2,849
Results from financial transactions	–	193	601	–	794
Other operating income	–	479	5,989	–	6,468
Total operating income	4,747	12,687	12,478	(8,484)	21,428

Operating expenses	2	7,360	9,583	–	16,945
Provision loan losses	–	499	912	–	1,411
Operating profit before tax	4,745	4,828	1,983	(8,484)	3,072
Taxes	30	147	189	–	366
Discontinued operations	–	–	2,074	–	2,074
Profit for the year	4,715	4,681	3,868	(8,484)	4,780
Minority interests	–	–	65	–	65

Net profit attributable to shareholders of the parent company	4,715	4,681	3,803	(8,484)	4,715

Supplemental condensed consolidating statement of income 2005

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net interest income	17	3,732	3,014	–	6,763
Results from consolidated subsidiaries	4,398	2,646	–	(7,044)	–
Net commissions	(31)	2,057	1,406	–	3,432
Trading income	–	2,230	284	–	2,514
Results from financial transactions	–	518	665	–	1,183
Other operating income	–	224	4,466	–	4,690
Total operating income	4,384	11,407	9,835	(7,044)	18,582

Operating expenses	(6)	6,570	7,349	–	13,913
Provision loan losses	–	149	465	–	614
Operating profit before tax	4,390	4,688	2,021	(7,044)	4,055
Taxes	8	315	412	–	735
Discontinued operations	–	25	1,098	–	1,123
Profit for the year	4,382	4,398	2,707	(7,044)	4,443
Minority interests	–	–	61	–	61

Net profit attributable to shareholders of the parent company	4,382	4,398	2,646	(7,044)	4,382

The condensed consolidating statement of cash flows 2007, 2006 and 2005 are presented in the following tables:

Supplemental condensed consolidating statement of cash flows 2007

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net cash flows from operating activities from continuing operations	113	9,466	(4,516)	(609)	4,454
Net cash flows from operating activities from discontinued operations	–	–	(9,275)	–	(9,275)
Total net cash flows	113	9,466	(13,791)	(609)	(4,821)

Net outflow of investment/sale of securities investment portfolios	–	148	(2,592)	–	(2,444)
Net outflow of investment/sale of participating interests	–	(27)	678	–	651
Net outflow of investment/sale of property and equipment	–	(114)	(33)	–	(147)
Net outflow of investment of intangibles	–	(280)	(196)	–	(476)
Net cash flows from investing activities from continued operations	–	(273)	(2,143)	–	(2,416)
Net cash flows from investing activities from discontinued operations	–	–	12,954	–	12,954

Net increase (decrease) of subordinated liabilities	–	(668)	810	–	142
Net increase (decrease) of long-term funding	–	(2,988)	11,596	–	8,608
Net increase (decrease) of (treasury) shares	(1,223)	–	–	–	(1,223)
Other changes in equity	(743)	–	(980)	–	(1,723)
Cash dividends paid	(1,540)	–	(609)	609	(1,540)
Net cash flows from financing activities from continued operations	(3,506)	(3,656)	10,817	609	4,264
Net cash flows from financing activities from discontinued operations	–	–	(2,101)	–	(2,101)

Cash flows	(3,393)	5,537	5,736	–	7,880

Supplemental condensed consolidating statement of cash flows 2006

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net cash flows from operating activities from continuing operations	1,537	(194)	(11,656)	(3,316)	(13,629)
Net cash flows from operating activities from discontinued operations	–	–	9,298	–	9,298
Total net cash flows	1,537	(194)	(2,358)	(3,316)	(4,331)
Net outflow of investment/sale of securities investment portfolios	–	(7,006)	2,126	–	(4,880)
Net outflow of investment/sale of participating interests	–	19	(1)	–	18
Net outflow of investment/sale of property and equipment	–	(125)	(598)	–	(723)
Net outflow of investment of intangibles	–	(261)	(465)	–	(726)
Net cash flows from investing activities from continued operations	–	(7,373)	1,062	–	(6,311)
Net cash flows from investing activities from discontinued operations	–	–	(8,751)	–	(8,751)
Net increase (decrease) of subordinated liabilities	–	(1,017)	(323)	–	(1,340)
Net increase (decrease) of long-term funding	–	8,943	14,289	–	23,232
Net increase (decrease) of (treasury) shares	(2,061)	–		–	(2,061)
Other changes in equity	133	–	41	–	174
Cash dividends paid	(807)	(1,521)	(1,795)	3,316	(807)
Net cash flows from financing activities from continued operations	(2,735)	6,405	12,212	3,316	19,198
Net cash flows from financing activities from discontinued operations	–	–	(976)	–	(976)

Cash flows	(1,198)	(1,162)	1,189	–	(1,171)

Supplemental condensed consolidating statement of cash flows 2005

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net cash flows from operating activities from continuing operations	2,071	(14,735)	(3,134)	(2,355)	(18,153)
Net cash flows from operating activities from discontinued operations	–	–	(317)	–	(317)
Total net cash flows	2,071	(14,735)	(3,451)	(2,355)	(18,470)
Net outflow of investment/sale of securities investment portfolios	(10)	(10,777)	(3,217)	–	(14,004)
Net outflow of investment/sale of participating interests	–	(1,516)	(925)	1,228	(1,213)
Net outflow of investment/sale of property and equipment	–	(156)	(654)	–	(810)
Net outflow of investment of intangibles	–	(252)	(115)	–	(367)
Net cash flows from investing activities from continued operations	(10)	(12,701)	(4,911)	1,228	(16,394)
Net cash flows from investing activities from discontinued operations	–	–	1,209	–	1,209
Net increase (decrease) of subordinated liabilities	–	1,347	13	–	1,360
Net increase (decrease) of long-term funding	–	20,996	7,989	–	28,985
Net increase (decrease) of (treasury) shares	2,523	–	–	–	2,523
Other changes in equity	–	1,222	75	(1,222)	75
Cash dividends paid	(659)	(1,751)	(598)	2,349	(659)
Net cash flows from financing activities from continued operations	1,864	21,814	7,479	1,127	32,284
Net cash flows from financing activities from discontinued operations	–	–	(1,189)	–	(1,189)

Cash flows	3,925	(5,622)	(863)	–	(2,560)

Other information

The parent company financial statements are included in the condensed consolidating footnote note. The number of ordinary shares in issuance at 31 December 2007 was 1,936,847,516 (2006: 1,936,847,516, 2005: 1,909,738,427). The total number of authorised ordinary shares amounts to 4,000,000,000.

Proposed profit appropriation of ABN AMRO Holding NV, pursuant to article 37.2 and 37.3 of the articles of association, is as follows:

(in millions of euros)	2007	2006	2005

Additional to reserves	8,777	2,562	2,332
Dividends on ordinary shares	1,071	2,153	2,050

	9,848	4,715	4,382

Dividends on preference shares	36	36	36

Guaranteed preferred issuers

In 2007, 2006 and 2005, guaranteed preferred beneficial interest in subsidiaries represents the 5.90% Non-cumulative Guaranteed Trust Preferred Securities 6.08% Non-cumulative Guaranteed Trust Preferred Securities and 6.25% Non-cumulative Guaranteed Trust Preferred Securities (the “Trust Preferred Securities”) issued respectively by ABN AMRO Capital Funding Trust V, ABN AMRO Capital Funding Trust VI and ABN AMRO Capital Funding Trust VII (the “Trusts”), indirect wholly-owned subsidiaries of ABN AMRO Holding. The sole assets of the Trusts are Non-cumulative Guaranteed Class B Preferred Securities (the “Class B Preferred Securities”) of ABN AMRO Capital Funding LLC V, ABN AMRO Capital Funding LLC VI and ABN AMRO Capital Funding LLC VII, indirect wholly-owned subsidiaries of ABN AMRO Holding, and the maturities and interest on the Class B Preferred Securities match those of the Trust Preferred Securities. The Trust Preferred Securities and the Class B Preferred Securities pay interest quarterly in arrears and are redeemable only upon the occurrence of certain events specified in the documents governing the terms of those securities. Subject to limited exceptions, the earliest date that the Class B Preferred Securities can be redeemed is 3 July 2008 with respect to ABN AMRO Capital Funding Trust V, 30 September 2008 with respect to ABN AMRO Capital Funding Trust VI, and 18 February 2009 with respect to ABN AMRO Capital Funding Trust VII. The Trust Preferred Securities and the Class B Preferred Securities are each subject to a full and unconditional guarantee of ABN AMRO Holding. In terms of dividend and liquidation rights, the Trust Preferred Securities are comparable to ABN AMRO Holding preference shares.

Company financial statements ABN AMRO Holding N.V. (Parent Company) 2007

Accounting policies

The company financial statements of ABN AMRO Holding N.V. have been prepared in accordance with the requirements in Title 9 Book 2 of the Dutch Civil Code. The Group prepares its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the IASB. The accounting policies applied in the company financial statements are the same as those applied in the consolidated financial statements. ABN AMRO Holding N.V. applies the exemption as included in the section 2:361 paragraph 8. Participating interests in Group companies are valued at net asset value determined on the basis of IFRS as issued by the IASB. Reference is made to page 98.

Participating interests in Group companies

ABN AMRO Holding N.V. has one participation and is the sole shareholder of ABN AMRO Bank N.V, Amsterdam.

Basis of preparation

The financial statements are presented in euros, which is the presentation currency of the company, rounded to the nearest million (unless otherwise noted). The income statement has been drawn up in accordance with section 402, Book 2 of the Netherlands Civil Code.

Company income statement for the year ended 31 December

(in millions of euros)	2007	2006	2005

Profits of participating interests after taxes	9,839	4,681	4,398
Other profits after taxes	9	34	(16)

Net profit	9,848	4,715	4,382

Company balance sheet at 31 December

(in millions of euros)	2007	2006

Assets
Financial investments a	–	20
Loans and receivables-banks	–	2,487
Participating interests in group companies c	31,301	21,939
Accrued income and prepaid expenses d	–	4
Total assets	31,301	24,450

Liabilities
Due to banks b	906	–
Due to customers	–	20
Other liabilities e	52	65
Total liabilities (excluding subordinated liabilities)	958	85
Subordinated liabilities f	768	768
Total liabilities	1,726	853

Equity
Share capital	1,085	1,085
Share premium	5,332	5,245
Treasury shares	(2,640)	(1,829)
Retained earnings	25,650	18,599
Net gains/(losses) not recognized in the income statement	148	497
Shareholders’ equity g	29,575	23,597

Total equity and liabilities	31,301	24,450

Letters stated against items refer to the notes. The notes to the company balance are an integral part of these financial statements.

Company statement of changes in equity for the year ended 31 December

(in millions of euros)	2007	2006	2005

Issued and paid up share capital
Balance at 1 January	1,085	1,069	954
Issuance of shares	–	–	82
Exercised options and warrants	–	16	–
Dividend paid in shares	–	–	33
Balance at 31 December	1,085	1,085	1,069

Share premium
Balance at 1 January	5,245	5,269	2,604
Issuance of shares	–	–	2,611
Share-based payments	145	111	87
Dividends paid in shares	(58)	(135)	(33)
Balance at 31 December	5,332	5,245	5,269

Treasury shares
Balance at 1 January	(1,829)	(600)	(632)
Share buy back	(1,847)	(2,204)	32
Utilised for dividends paid in shares	412	832	–
Utilised for exercise of options and performance share plans	624	143	–
Balance at 31 December	(2,640)	(1,829)	(600)

Retained earnings
Balance at 1 January	18,599	15,237	11,580
Profit attributable to shareholders of the parent company	9,848	4,715	4,382
Cash dividends paid to shareholders of the parent company	(1,540)	(807)	(659)
Dividend paid in shares to shareholders of the parent company	(586)	(656)	–
Settlement of share options and awards in cash	(743)	–	–
Other	72	110	(66)
Balance at 31 December	25,650	18,599	15,237

Net gains/(losses) not recognized in the income statement
Currency translation account
Balance at 1 January	408	842	(238)
Transfer to income statement relating to disposals	293	(7)	(20)
Currency translation differences	(104)	(427)	1,100
Subtotal – Balance at 31 December	597	408	842

Net unrealized gains/(losses) on available-for-sale assets
Balance at 1 January	364	1,199	830
Net unrealized gains/(losses) on available-for-sale assets	(392)	(233)	717
Net unrealized losses/(gains) reclassified to the income statement	(515)	(602)	(348)
Subtotal Balance at 31 December	(543)	364	1,199

Cash flow hedging reserve
Balance at 1 January	(275)	(795)	(283)
Net unrealized gains/(losses) on cash flow hedges	315	735	(386)
Net losses/(gains) reclassified to the income statement	54	(215)	(126)
Subtotal Balance at 31 December	94	(275)	(795)

Net gains/(losses) not recognized in the income statement at 31 December	148	497	1,246

Equity attributable to shareholders of the parent company at 31 December	29,575	23,597	22,221

The notes to the company statement of changes in equity are an integral part of the financial statements.

NOTES TO THE COMPANY FINANCIAL STATEMENTS
(all amounts are in millions of euros)

a.      Financial investments

The amount included in this item represents commercial paper.

(in millions of euros)	2007	2006

Balance at 1 January	20	20

Purchases	89	108
Sales	(109)	(108)

Balance at 31 December	–	20

b.      Loans and receivables – banks/Due to banks

This item includes loans and deposits to and other interbank relations with Group companies. The maturity of these loans and receivables is less than one year.

c.      Participating interests in Group companies

Dividends due from ABN AMRO Bank N.V. to ABN AMRO Holding N.V. amounted to EUR 58 million (2006: EUR 58  million).

(in millions of euros)	2007	2006

Balance at 1 January	21,939	19,332

Net profit for the year	9,839	4,681
Dividends received	(58)	(1,520)
Currency translation differences	189	(433)
Other movements	(608)	(121)

Balance at 31 December	31,301	21,939

d.      Accrued income and prepaid expenses

This item includes income and expenses recognised in the period under review, the actual receipt or payment of which falls in a different period.

e.      Other liabilities

This item includes amongst others income taxes payable amounting in 2007: to EUR 15 million (2006: EUR 29 million) and an accrual for payments on preference shares.

f.       Subordinated liabilities

In 2004, as part of our revised corporate governance processes, the registered preference shares outstanding at the end of 2003 with a defence function were cancelled and new registered convertible financing preference shares were issued that perform no defence function. During 2005, 2006 and 2007 the number of outstanding convertible financing preference shares (face value EUR 0.56) remained unchanged at 1,369,815,864. Also remained unchanged was the number of outstanding (formerly convertible) preference shares (face value EUR 2.24) at 44,988. The dividend on the financing preference shares has been fixed with effect from 1 October 2004 at 4.65% of the face value. This percentage will be adjusted on 1 January 2011 in the manner stipulated in the articles of association.

Dividends on the financing (formerly convertible) preference shares rank above ordinary dividends for distribution and in the event of liquidation. The dividend on these preference shares, which were convertible until 31 October 2003, has been fixed at 1 January 2004 at EUR 0.95 per share per annum until the end of 2013.

g. Shareholders’ equity

Shareholders’ equity

(in millions of euros)	2007	2006

Share capital	1,085	1,085
Reserves	28,490	22,512

Total	29,575	23,597

Share capital

	2007	2006

Movements in number of issued ordinary shares
Balance 1 January	1,936,847,516	1,909,738,427
Dividends paid in shares	–	27,109,089

Balance at 31 December	1,936,847,516	1,936,847,516

	2007	2006

Movements in number of treasury shares
At 1 January	83,060,725	31,818,402
Used for options exercised and performance share plans	(27,649,180)	(8,454,965)
Share buy back	55,512,333	95,899,360
Dividends paid in shares	(18,204,058)	(36,202,072)

Balance at 31 December	92,719,820	83,060,725

Reserves
(in millions of euros)	2007	2006

Share premium account	5,332	5,245
Non-distributable reserve shares	10	10
Non-distributable profit participations	468	491
Currency translation differences	597	408
Cash flow hedge reserve	94	(275)
Available for sale assets reserve	(543)	364
Unrealised gains on financial instruments elected to fair value	–	222
Other reserves	22,532	16,047

Total reserves	28,490	22,512

The share premium account is mainly regarded as paid-up capital for tax purposes. Of total reserves EUR 2,425 million (2006:EUR 2,244 million) is not distributable.

Guarantees

ABN AMRO Holding N.V. guarantees all liabilities of ABN AMRO Bank N.V.

Amsterdam, 25 March 2008

Supervisory Board	Managing Board

Arthur Martinez (Chairman)	Mark Fisher
Andre Olijslager (Vice Chairman)	Wilco Jiskoot
Trude Maas-de Brouwer	Karel De Boeck
Rob van den Bergh	Ron Teerlink
Anthony Ruys	Brian Crowe
Gert-Jan Kramer	Paul Dor
Ana Maria Llopis Rivas	Marta Elorza Trueba
Sir Fred Goodwin Jean-Paul Votron	John Hourican Javier Maldonado
Juan Rodriguez-Inciarte	Jan-Peter Schmittmann

50      SEC FORM 20-F cross reference and other information

SEC Form 20-F cross reference and other information
New disclosure for the combined report AR-20-F

Form 20-F – Item number	Page reference in this document	Form 20-F – Item number	Page reference in this document

1 Identity of Directors, Senior Management	NA	11 Quantative and Qualitive disclosures	52
and Advisers		about market risk
2 Offer statistics and expected timetable	NA	12 Description of securities other than
3 Key information		equity securities	NA
Selected financial data	7	13 Defaults, dividend, arrearages and
Capitalisation and indebtness	NA	deliquencies	NA
Reason for the offer and use of proceeds	NA	14 Material modifications to the rights of
Risk factors	60	security holders and use of proceeds	NA
4 Information on the Company		15 Controls and procedures	93
History and development of the Company	10	16A Audit Committee financial expert	81
Business Overview	30	16B Code of Ethics	304
Organisational structure	10	16C Principal accountant fees and services	134
Property, plants and equipment	29	16D Exemptions from the listing standards
4A Unresolved staff comments	NA	for audit committees	NA
5 Operating and financial review and		16E Purchases of equity securities by the
prospects		issuer and affiliated purchases	172
Operating results	12	17 Financial statements	NA
Liquidity and capital resources	14	18 Financial statements	97
Selected statistical information	254	19 Exhibits	NA
Research and Development, Patent and
Licences etc.	NA
Trend information	290
Off-balance sheet arrangements	291
Tabular disclosure of contractual obligations	166
6 Directors, senior management and
employees
Directors and senior management	78
Compensation	196
Board practices	78
Employees	96
Share ownership	196
7 Major shareholders and related party
transactions
Major shareholders	298
Related party transactions	213
Interest of experts and counsel	NA
8 Financial information
Consolidated statements and other
Financial information	97
Significant changes	214
9 The offer and listing	297
10 Additional information
Share capital	NA
Memorandum and Articles of Association	299
Material contracts	NA
Exchange controls	303
Taxation	306
Dividend and paying agents	NA
Statement by experts	NA
Documents on display	314
Subsidiary information	NA

OTHER INFORMATION

Report of independent registered public accounting firm	233

Stipulations of the articles of association with respect to profit appropriation	234

Proposed profit appropriation	235

Stipulations of the articles of association of Holding and trust office with respect to shares and voting rights	235

OTHER INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and the Managing Board of ABN AMRO Holding N.V.

We have audited the accompanying consolidated balance sheets of ABN AMRO Holding N.V. and subsidiaries as of 31 December 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended 31 December 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ABN AMRO Holding N.V. and subsidiaries as at 31 December 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended 31 December 2007, in conformity with International Financial Reporting Standards as issued by European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), ABN AMRO Holding N.V.’s internal control over financial reporting as of 31 December 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated 25 March 2008 expressed an unqualified opinion thereon.

Amsterdam, The Netherlands
25 March 2008

/s/ Ernst & Young Accountants

Ernst & Young Accountants

Stipulations of the articles of association with respect to profit appropriation

Profit is appropriated in accordance with article 37 of the articles of association. The main stipulations with respect to classes and series of shares currently in issue are as follows:

1.
The holders of preference financing shares convertible into ordinary shares (preference shares) issued in accordance with the resolution passed by the extraordinary meeting of shareholders on 25 August 2004 will receive a dividend of EUR 0.02604 per share, representing 4.65% of the face value. As from 1 January 2011, and every ten years thereafter, the dividend percentage on the preference shares will be adjusted in line with the arithmetical average of the ten-year euro-denominated interest rate swap as published by Reuters on the relevant dividend calculation dates, plus an increment to be set by the Managing Board with the approval of the Supervisory Board. This increment will be of no less than 25 basis points and no more than one hundred basis points, depending on the market situation at that time (article 37.2.a.1. and a.2.).

The holders of preference shares that were formerly convertible into ordinary shares (convertible shares) will receive a dividend of EUR 0.95 per share, representing 3.3231% of the amount paid on each share as of 1 January 2004. As from 1 January 2014, and every ten years thereafter, the dividend on the convertible shares will be adjusted in the manner described in the articles of association (article 37.2.a.4.).

No profit distributions will be made to holders of preference shares or convertible shares in excess of the maximum levels defined above (article 37.2.a.6.).

2.	From the profit remaining after these distributions, the Managing Board may decide to make appropriations to reserves, subject to the approval of the Supervisory Board (article 37.2.b.).

3.
The allocation of the amount remaining after these appropriations shall be determined by the General Meeting of Shareholders. The Managing Board, subject to the approval of the Supervisory Board, shall make a proposal to that effect. A proposal to pay a dividend shall be dealt with as a separate item at the General Meeting of Shareholders (article 37.2.b.).

ABN AMRO Holding N.V.’s policy on reserves and dividends shall be determined and can be amended by the Supervisory Board, upon the proposal of the Managing Board. The adoption of and each subsequent amendment to the policy on reserves and dividends shall be discussed and accounted for at the General Meeting of Shareholders under a separate agenda item (article 37.2.c.).

Notwithstanding the provisions of article 37.2.a.1 and a.2 referred to under 1 above, after 1 January 2011 the Managing Board may, with the approval of the Supervisory Board, resolve not to pay the dividend on the relevant Preference Shares in cash out of the profit, or to pay the dividend on the relevant preference shares out of a freely distributable reserve. In such cases the part of the profit not paid out shall be added to the general reserve. The Managing Board may only pass such a resolution if no dividend is to be paid on the ordinary shares in the relevant year, in accordance with the provisions of article 37.2.c. Subject to approval of the Supervisory Board, the Managing Board can make the dividend or interim dividend on the ordinary shares payable, at the discretion of the holders, either in cash or, provided it is authorised to issue shares, partly or wholly in the form of ordinary or preference shares in the company’s capital or in a combination thereof, such combination to be determined by the Managing Board (article 37.3.).

Proposed profit appropriation

Appropriation of net profit pursuant to article 37.2 and 37.3 of the articles of association

(in millions of euros)	2007	2006

Addition to reserves	8,777	2,562
Dividends on ordinary shares	1,071	2,153

	9,848	4,715

Dividends on preference shares	36	36

Stipulations of the articles of association of Holding and trust office with respect to shares and voting rights

Each ordinary share of EUR 0.56 face value in the capital of ABN AMRO Holding N.V. entitles the holder to cast one vote. The preference shares have the same face value as the ordinary shares, at EUR 0.56 each. Each preference share is entitled to one vote. The convertible shares in the capital have a face value of EUR 2.24 and are entitled to four votes. Subject to certain exceptions provided for by law or in the articles of association, resolutions are passed by an absolute majority of the votes cast.

All of the preference shares are held at the trust office ‘Stichting Administratiekantoor Preferente Financieringsaandelen ABN AMRO Holding’ (the Trust Office), which acts as record owner, issuing depositary receipts evidencing ownership interests in preference shares to their beneficial owners.

Contrary to the former structure, the voting rights on the preference shares, although formally held by the Trust Office, are exercised in practice by the depositary receipt holders, since voting proxies will be issued to the depositary receipt holders by the Trust Office under all circumstances. The Trust Office will, in principle, not exercise its voting rights. The depositary receipt holders’ voting rights will be calculated on the basis of the equity participation of the (depositary receipts of) preference shares in proportion to the value of the ordinary shares. Voting rights on preference shares granted to a depositary receipt holder by proxy will correspond to the amount of depositary receipts held by the depositary receipt holder in relation to the stock price of the ordinary shares at the close of the last trading day of the Euronext Amsterdam in the month preceding the calling of the shareholders’ meeting.

Subject to certain exceptions, upon the issuance of ordinary shares and convertible shares, holders of ordinary shares have pre-emptive rights in proportion to their holdings.

In the event of the dissolution and liquidation of ABN AMRO Holding N.V., the assets remaining after payment of all debts will be distributed (1) first, to the holders of preference shares and convertible shares on a pro rata basis, in an amount equal to all dividends accrued from the beginning of the most recent full financial year through the date of payment plus the face value of the preference shares or the amount paid in on the convertible shares respectively, and (2) second, to the holders of ordinary shares on a pro-rata basis.

SECTION 6 ADDITIONAL INFORMATION

Exchange rates	238

Dividends	239

ABN AMRO key figures	240

Supervisory Board	242

Managing Board	246

Selected statistical information	254

Trend information	290

Off-balance sheet arrangements	291

ABN AMRO shares	292

Trust office	297

Memorandum and Articles of Association	299

Code of Ethics	304

Stock Option Programs	305

Taxation	306

Central Works Council	310

Abbreviations	312

Documents on display	314

EXCHANGE RATES

The following table shows, for the years and months indicated, certain information regarding the Noon Buying Rate in the City of New York for cable transfers in Euros as certified for customs purposes by the Federal Reserve Bank of New York expressed in US dollar.

Value of 1 USD in EUR	At period end (1)	Average rate (2)	High	Low

2001	1.12	1.12	1.19	1.05
2002	0.95	1.06	1.16	0.95
2003	0.79	0.89	0.97	0.79
2004	0.74	0.81	0.85	0.73
2005	0.84	0.80	0.74	0.86
2006	0.76	0.76	0.76	0.75
September 2007	0.70	0.72	0.70	0.73
October 2007	0.69	0.70	0.69	0.71
November 2007	0.68	0.68	0.67	0.69
December 2007	0.68	0.69	0.68	0.70
January 2008	0.67	0.69	0.67	0.69
February 2008	0.66	0.69	0.66	0.69
March 2008	0.63	0.66	0.63	0.66

(1)	The period-end rate is the Noon Buying Rate announced on the last day of the period.
(2)
The average rate for each yearly period is the average of the Noon Buying Rates on the last day of each month during the year. The average rate for each monthly period is the average of the Noon Buying Rates of each day of the month.

The Noon Buying Rate on 18 March 2008, the latest practicable date, was 1 USD = EUR 0.655.

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

A significant portion of our assets and liabilities are denominated in currencies other than the Euro. Accordingly, fluctuations in the value of the Euro relative to other currencies, such as the US dollar, can have an effect on our financial performance. See 'Section 2. Operating Review'. In addition, changes in the exchange rate between the Euro and the US dollar are reflected in the US dollar equivalent to the price of our Ordinary Shares on Euronext Amsterdam and, as a result, affect the market price of Holding’s American Depositary Shares, or American Depositary Shares, on the New York Stock Exchange. Cash dividends are paid by Holding in respect of Ordinary Shares in Euros, and exchange rate fluctuations will affect the US dollar amounts of the cash dividends received by holders of American Depositary Shares on conversion by JPMorgan Chase Bank of New York, the Depositary for the American Depositary Shares.

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

Holding has paid an interim and final dividend for each of the last five years. The following tables set out dividends paid in respect of the Ordinary Shares for 2007 and going back to 2003.

	2007 (1)	2007	2006	2005	2004
	(in USD)		(in euros)

Interim dividend	0.79	0.58	0.55	0.50	0,50
Final dividend	–	–	0.60	0.60	0.50

Total dividend per Ordinary Share	–	0.58	1.15	1.10	1.00

Total dividends per share as a percentage of net profit per Ordinary Share			46.0%	45.3%	42.9%

(1)
For your convenience, this item has been translated into US dollars at the applicable rate on the date of payment. The only one that is different is the 2006 final dividend, which has been translated into US dollars at the exchange rate of 1 USD = EUR 0.7515, the exchange rate on 16 March 2007.

The information for 2003 is not available under IFRS and is presented under Dutch GAAP in a separate table. The Dutch GAAP information is not comparable to the information prepared in accordance with IFRS.

Dividends	2003

Interim dividend	0.45
Final dividend	0.50
Total dividend per Ordinary Share	0.95

Total dividends per share as a percentage of net profit per Ordinary Share	49.0%

ABN AMRO key figures1

	2007*	2006*	2005*	2004*	2004**	2003**	2002**	2001**	2000**	1999**	1998**

Income statement (in millions of euros)
Net interest income	8,572	7,610	7,043	8,608	9,666	9,723	9,845	10,090	9,404	8,687	7,198
Total non-interest income	8,696	8,835	8,151	7,678	10,127	9,070	8,435	8,744	9,065	6,840	5,340
Total operating income	17,268	16,445	15,194	16,286	19,793	18,793	18,280	18,834	18,469	15,527	12,538
Operating expenses	13,846	12,006	10,547	12,681	13,687	12,585	13,148	13,771	13,202	10,609	8,704
Provisioning	1,704	1,411	614	607	653	1,274	1,695	1,426	585	633	840
Operating profit before taxes	1,718	3,028	4,033	2,998	5,451	4,918	3,388	3,613	4,725	4,250	2,897
Profit for the year (IFRS)	9,975	4,780	4,443	3,940
Net profit	9,848	4,715	4,382	3,865	4,109	3,161	2,207	3,230	2,498	2,570	1,828
Net profit attributable to ordinary shareholders	9,848	4,715	4,382	3,865	4,066	3,116	2,161	3,184	2,419	2,490	1,747
Dividends	1,071	2,153	2,050	1,663	1,706	1,589	1,462	1,421	1,424	1,250	906

Balance sheet (in billions)
Shareholders’ equity	29.6	23.6	22.2	14.8	15.0	13.0	11.1	12.1	12.9	12.4	10.9
Group Capital	46.3	45.1	43.2	33.2	33.0	31.8	30.4	34.3	32.9	29.3	24.5
Due to customers and issued debt securities	505.4	564.4	487.7	402.6	376.5	361.6	360.7	384.9	339.8	284.2	243.5
Loans and receivables- customers	396.8	443.3	380.2	320.0	299.0	296.8	310.9	345.3	319.3	259.7	220.5
Total assets	1,025.2	987.1	880.8	727.5	608.6	560.4	556.0	597.4	543.2	457.9	432.1
Credit related contingent liabilities and committed facilities	159.3	196.7	187.0	191.5	191.5	162.5	180.3	193.4	187.5	159.0	124.0
Risk-weighted assets	232.3	280.7	257.9	231.6	231.4	223.8	229.6	273.4	263.9	246.4	215.8

Ordinary share figures 2
Number of shares outstanding (in millions)	1,844.1	1,853.8	1,877.9	1,669.2	1,669.2	1,637.9	1,585.6	1,535.5	1,500.4	1,465.5	1,438.1
Average number of shares outstanding (in millions)	1,851.3	1,882.5	1,877.9	1,657.6	1,657.6	1,610.2	1,559.3	1,515.2	1,482.6	1,451.6	1,422.1
Net earnings per share (in euros)	5.32	2.50	2.43	2.33	2.45	1.94	1.39	1.53	2.04	1.72	1.23
Fully diluted net earnings per share (in euros)	5.32	2.49	2.42	2.33	2.45	1.93	1.38	1.52	2.02	1.71	1.22
Dividend per share (in euros, rounded)	0.58	1.15	1.10	1.00	1.00	0.95	0.90	0.90	0.90	0.80	0.58
Payout ratio (dividend/net profit)	-	46.0	45.3	42.9	40.8	49.0	64.7	58.8	44.1	46.5	46.9
Net asset value per share (year-end in euros)	16.04	12.73	11.83	8.88	8.51	7.47	6.47	7.34	8.43	7.87	6.94

Rations (in %)
Return on equity	38.4	20.7	23.5	29.7	30.8	27.7	20.1	27.3	20.5	23.1	16.6
BIS tier 1 ratio	12.42	8.45	10.62	8.46	8.57	8.15	7.48	7.03	7.20	7.20	6.94
BIS total capital ratio	14.61	11.14	13.14	11.06	11.26	11.73	11.54	10.91	10.39	10.86	10.48
Efficiency ratio	80.2	73.0	69.4	77.9	69.2	67.0	71.9	73.1	71.5	68.3	69.4

	2007*	2006*	2005*	2004*	2004**	2003**	2002**	2001**	2000**	1999**	1998**

Number of employees (headcount)
Netherlands	26,136	25,817	25,597	27,850	28,751	31,332	32,693	36,984	38,958	37,138	36,716
Other countries	87,946	81,718	67,937	66,721	70,520	81,331	73,745	74,726	76,140	72,800	71,014

Number of branches and offices
Netherlands	664	664	665	680	680	711	739	736	905	921	943
Other countries	3,530	3,868	2,902	2,818	2,818	2,964	2,685	2,836	2,774	2,668	2,640

Number of countries and territories where present	[56]	[58]	[58]	[58]	[63]	[66]	[67]	[74]	[76]	[74]

*	These figures have been prepared based on non-GAAP measures. Please refer to the MD&A section for details.
**     These figures have been prepared to conform with Dutch GAAP.

Prior-year figures have been restated for comparison purposes.
1	Discontinued operations are not separately disclosed here.
2	Adjusted for shares repurchased to cover staff options granted.
3	Based on the average number of ordinary shares outstanding.
4	Where necessary, adjusted for increases in share capital.
5	Based on the directive of the Council for Annual Reporting at 1 January 2003 and under IFRS excluding cash flow hedges and available for sale reserves.

SUPERVISORY BOARD

As at 25 March 2008, the composition of the Supervisory Board of ABN AMRO Holding N.V. and ABN AMRO Bank N.V. was as follows, including relevant information about the members:

	Term expires	Principal occupation	Other relevant positions
Supervisory Board :
Arthur Martinez; 1, 2, 3 (68, American, M) Chairman	2002; 4 2010; 5	Former Chairman and Chief Executive Officer of Sears, Roebuck & Co. Inc.	Non-Executive Director International Flavors and Fragrances, Inc. Non-Executive Director Liz Claiborne, Inc. Non-Executive Director PepsiCo., Inc. Non-Executive Director IAC/Interactive Corp

André Olijslager; 1 (64, Dutch, M) Vice Chairman	2004; 4 2008; 5	Former Chairman of the Board of Management of Royal Friesland Foods N.V.
Vice Chairman of the Supervisory Board of Avebe U.A.
Member of the Supervisory Board of Center Parcs N.V.
Member of the Supervisory Board Samas-Groep N.V.
Member of the Investment Committee of NPM Capital N.V.
Member of the Management Board of Foundation N.V. Trust Office Unilever
Non-Executive Director of Tourism Real Estate Property (TREP) Holding SE
Chairman Dutch Private Equity and Venture Capital Association (NVP)
Chairman of Stichting Maatschappij en Onderneming (SMO) and member of the Supervisory Board of SMO B.V.
Member of the Board of Directors of Nintes (Netherlands Institute for New Technology, Economic and Social Studies)
Chairman of the Supervisory Board of Friesland College
Member of the Advisory Council of Eurac B.V. (Erasmus University programme)
Chairman of the Advisory Board of "Lifelines" (UMC Groningen)
Member of the Advisory Board of Stichting Nyenrode
Member of the Advisory Board of the Galan Group
Member of the Advisory Board of Fries Museum/Princessehof

Trude Maas - de Brouwer; 2, 3 (61, Dutch, F)	2000; 4 2008; 5	Former President of Hay Vision Society
Member of the Supervisory Board of Schiphol Group
Member of the Supervisory Board of Royal Philips Electronics Netherlands (PEN)
Member of the Supervisory Board of Arbo Unie
Member of the Supervisory Board of Twijnstra Gudde Management Consultants B.V.
Chairman of the Supervisory Board of Nuffic (Netherlands Organisation for International Cooperation in Higher Education)
Chairman of Opportunity in Bedrijf (network and knowledge centre for diversity issues)
Chairman of the Bernard van Leer Foundation
Member of the Governing Council of  Van Leer Group Foundation
Chairman of the Board of International Information
Centre and Archives for the Women's Movement
Member of the curatorium of VNO NCW

Rob van den Bergh; 3 (57, Dutch, M)	2005; 4 2009; 5	Former Chairman of the Executive Board and Chief Executive officer of VNU N.V.
Chairman of the Supervisory Board of N.V. Deli Universal
Member of the Supervisory Board of Pon Holdings, B.V.
Member of the Supervisory Board of NPM Capital N.V.
Member of the Supervisory Board of the Nationale Postcode Loterij
Member of the Supervisory Board of Tom-Tom
Member of the Supervisory Board of Corporate Express
Member of the Supervisory Board of Luzac College

Anthony Ruys; 2 (60, Dutch, M)	2005; 4 2009; 5	Former Chairman of the Executive Board of Heineken N.V.
Member of the Supervisory Board of Lottomatica S.p.A.
Non-Executive Director of British American Tobacco Ltd.
Vice chairman of the Supervisory Board of Schiphol Group
Chairman of the Supervisory Board of Foundation the Rijksmuseum
Chairman of the Supervisory Board of the Stop Aids Now! Foundation
Member of the Board of the Netherlands Society for International Affairs
Member of the Supervisory Board of JANIVO BV

Gert-Jan Kramer (65, Dutch, M)	2006; 4 2010; 5	Former Chairman of Fugro N.V.
Chairman of the Supervisory Board of Damen Shipyards Group
Member of the Supervisory Board of Fugro N.V.
Member of the Supervisory Board of Trajectum B.V. (Mammoet B.V.)
Member of the Supervisory Board of N.V. Bronwaterleiding Doorn
Member of the Supervisory Board of Energie Beheer Nederland B.V.
Chairman of the Supervisory Board of Delft University of Technology
Member of the Supervisory Board of TNO (Netherlands Organisation for Applied Scientific Research)
Chairman of IRO (Association of Dutch Suppliers of the Oil and Gas Industry)
Member of the Monitoring Committee Corporate Governance Code
Member of the Board of Nederland Maritiem Land
Member of the Board of Stichting Het Concertgebouw Fonds
Member of the Board of Stichting Pieterskerk, Leiden

Ana Maria Llopis Rivas (57, Spanish, F)	2007; 4 2011; 5	Founder and former CEO of Open Bank (the branchless internet bank of the Spanish Santander Group)
Member of the Advisory Board on e-administration to the Minister of Public Administration, Spain
Member of the Working Group for Spanish Good Corporate Governance Directives
Non-Executive Director of British American Tobacco
Personal strategic and business advisor to Peter Wood, Chairman and CEO of esure (internet insurer)

Sir Fred Goodwin (49, Britsh, M)	2007; 4 2011; 5	Group Chief Executive of Royal Bank of Scotland	Chairman of the Prince’s Trust Non Executive Director of the Bank of China Ltd.

Jean-Paul Votron (57, Belgian, M)	2007; 4 2011, 5	CEO of Fortis

Juan-Rodriguez Inciarte (55, Spanish, M)	2007, 4 2011, 5	Head of Santander Consumer Finance and Group Executive Vice President
Member of the US-Spain and Fellow of the Chartered Institute of Bankers in Scotland
Vice Chairman of the Board of Abbey National plc, a fully owned unit of Santander
Director and Member of the Executive Committee of Sovereign Bancorp in the U.S.
Member of the Board of Spanish oil company CEPSA

1 Member of the Audit Committee. 2 Member of the Nomination & Compensation Committee. 3. Member of the Compliance Oversight Committee. 4 Year of appointment 5 Current term expires

Managing Board

As at 20 March 2008, the composition of the Managing Board of ABN AMRO Holding N.V. and ABN AMRO Bank N.V. was as follows:

	Term expires	Principal responsibilities 2008	Principal responsibilities 2007

Managing Board[1]
Mark Fisher (47, British, M)	2007 ² 2011 [3,4]	Chairman, Group Audit, Group Compliance & Legal
Wilco Jiskoot (57, Dutch, M)	1997 ² 2013 ³	Vice Chairman, Private Equity, Customer relations	BU Netherlands, BU Global Clients, BU Private Clients, BU Asset management, Private Equity
Karel De Boeck (58, Belgian, M)	2007 ² 2011 [3,4]	Vice Chairman, Transition, Group Human Resources, Group Communications, Group Public Affairs
Ron Teerlink (47, Dutch, M)	2006 ² 2010 [3,4]	Services, Market Infrastructures	BU Latin America, BU Transaction Banking, Services, European Union Affairs & Market Infrastructures, Chairman Consumer Client Segment
Brian Crowe (50, British, M)	2007 ² 2011 [3,4]	BU Global Clients, BU Global Markets, BU Transaction Banking
Paul Dor (60, Belgian, M)	2007 ² 2011 [3,4]	BU Asset Management, BU Private Clients
Marta Elorza Trueba (49, Spanish, M)	2007 ² 2011 [3,4]	Antonveneta BU Latin America

John Hourican (37, Irish, M)	2007 ² 2011 [3,4]	Chief Financial Officer, Group Finance Group Risk
Javier Maldonado (45, Spanish, M)	2007 ² 2011 [3,4]	Non-core assets
Jan-Peter Schmittmann (51, Dutch, M)	2007 ² 2011 [3,4]	BU Netherlands
Michiel de Jong (46, Dutch, M)	2008	BU Europe BU Asia	To be nominated
Brad Kopp (56, American, M)	2008	BU NA	To be nominated
Age, nationality and gender between brackets

1 Managing Board members are appointed until reaching the contractually agreed mandatory retirement age of 65, unless otherwise indicated
2 Year of appointment
3  Current term expires
4  In line with the Dutch Corporate Governance Code these members have been appointed for a maximum period of four years and may be reappointed for a term of not more than four years at a time

CURRICULUM VITAE − MANAGING BOARD MEMBERS AS AT 25 MARCH 2008

Mark Fisher is Chief Executive Officer (CEO) of ABN AMRO and was appointed as Chairman of the Managing Board in November 2007. He has been a Director of The Royal Bank of Scotland Group since March 2006, and Chief Executive of the Manufacturing division at RBS since 2000. The Manufacturing division employs 25,000 people and manages a diverse range of services supporting the Group’s activities including IT, Property, Purchasing and back-office services functions. In this role, Mark led the integration of NatWest into The Royal Bank of Scotland Group, considered to be one of the largest and most successful integrations of its kind ever undertaken. Mark is a career banker, having joined NatWest in 1981. He joined RBS in 2000 following its acquisition of NatWest. He has a first class honours degree in Mathematics and an MBA from Warwick Business School. Mark is also a Fellowof the Chartered Institute of Bankers in Scotland.

Wilco Jiskoot is Vice Chairman of the Managing Board responsible for Private Equity and Customer Relations. In 2007 he was responsible for Business Unit (BU) Netherlands, BU Global Clients, BU Private Clients, BU Asset management and Private Equity. He is responsible for further developing and implementing the strategy for ABN AMRO’s large corporate clients and financial institutions, providing integrated corporate and investment banking solutions to our top client group. Wilco Jiskoot joined Amro Bank in 1976 as a management trainee. In the following ten years he held a series of positions in its Corporate Clients, Project Finance and Relationship Management departments. He was appointed head of Capital Markets Group in 1986, head of the Institutional Banking division in 1987 and Senior Executive Vice President of Financial Markets Group in 1988. After the merger of ABN and Amro Bank in 1990, he was named Senior Executive Vice President of New Issues and Corporate Finance and Senior Executive Vice President Equity and Merchant Banking in 1994. Wilco Jiskoot holds no directorships or positions outside ABN AMRO. He has a Masters degree in Business Administration from Rotterdam University, the Netherlands.

Karel de Boeck is Vice Chairman of the Managing Board responsible for Group Human Resources, Group Communications and Group Public Affairs. Appointed to the Managing Board November 2007. Prior to the board appointment Karel de Boeck worked from 1976 to 1993 at Generale Bank, where he was appointed General Manager of Retail Marketing in 1990. In 1993, he joined ASLK Bank as Managing Director of Marketing & Retail and member of the Board of Directors. In November 1996, he was appointed Chairman of the Executive Committee of ASLK Group. In July 1998, he also became a member of the Management Committee of Generale Bank and in June 1999, Karel de Boeck was Managing Director for Fortis Bank, responsible for the Business Line ‘Medium-sized Enterprises and Corporate’. Between December 1999 and December 2002, Karel de Boeck was President of the Belgian Bankers' Association. In September 2000, he became member of Fortis' Executive Committee being responsible for the Network Banking customers from 2000 to 2004. Between March 2003 and March 2006, he was Chairman of the European Financial Management and Marketing Association. From 2005 to end 2006 Mr Karel de Boeck was the CEO of Commercial & Private Banking and as from January 2007, he was the Chief Risk Officer of Fortis. He has a Master’s Degrees in Civil Engineering Electromechanics (1972) and Economics (1974) from the Katholieke Universiteit Leuven.

Paul Dor is the Managing Board member responsible for Business Unit (BU) Asset Management and BU Private Clients. Appointed to the Managing Board November 2007. Prior to the board appointment Paul Dor worked for Fortis Bank from 1999 to 2007 having various roles, starting as General Manager MEC, Network Outside Benelux. In 2005 he became CEO Merchant & Private Banking, Specialised Financial Services. He was also member of Fortis Management Committee, Merchant & Private Banking Management Board and Member of Country Management Board Belgium. Paul Dor started his career at Générale de Banque where he worked from 1969 to 1999 as Director of the Commercial Office of Brabant Wallon, Assistant Director of Liege-Verviers, Director of La Louvière and Charleroi- La Louvière and as General Manager Zone South-West and Zone Brussels. Paul Dor also was responsible of the Business Line Corporate from 1998 to 1999. He holds two directorships outside ABN AMRO. He has a degree as Civil physicist engineer, University of Liege (1969) and a degree at the Complement in Economic Science, University of Liege (1969).

Jan-Peter Schmittmann is the Managing Board member responsible for Business Unit (BU) Netherlands. Appointed to the ABN AMRO Managing Board November 2007. Prior to the board appointment Jan-Peter Schmittmann was appointed Senior Executive Vice President (CEO) ABN AMRO Netherlands from October 2003. During his long-standing career within ABN AMRO he has worked in various parts of the business. He started as a Relationship Manager within the Investment Bank where he developed a centre of excellence in the Natural Resources financing sector (oil & gas), after which he became a Senior Corporate Finance Advisor in the M&A field. In 1993 he worked as Branch Manager in Bombay, India and in 1996 he was appointed Country Manager Singapore. In 1998 Jan-Peter Schmittmann was appointed Executive Vice President of the Special Credits Department of the Dutch Division. In January 2000 he has been appointed as one of the members of ABN AMRO’s overall strategic team. In June 2000 the ABN AMRO Board appointed him as Senior Executive Vice President, responsible for Consumer & Commercial Clients within Europe and which, since then, has expanded to include the Asia Pacific Region. In October 2001 Jan-Peter Schmittmann was appointed Senior Executive Vice President Private Clients Asset Management SBU/Private Clients and Consumer & Commercial Clients SBU/New Growth Markets. He has several directorships outside ABN AMRO which include memberships, amongst others, of the Boards of the Nederlandsche Vereniging van Banken, the Dutch Trade Board and the Richard Krajicek Foundation. He has a Master’s degree in Economics (1983), University of Amsterdam, the Netherlands.

Ron Teerlink is the Managing Board member responsible in 2008 for Services and Market Infrastructures. During 2007 he was responsible for Business Unit (BU) Latin America, BU Transaction Banking, Services and Market Infrastructures and was the Chairman of the Consumer Client Segment. Ron Teerlink was appointed to the Managing Board in January 2006. In 2004, Ron Teerlink was named CEO of Group Shared Services (GSS). Under his leadership the GSS programme was accelerated and contracts were signed with vendors for the partial outsourcing and offshoring of IT services. He was appointed Chief Operating Officer Wholesale Clients in 2002, Senior Executive Vice President in 2002, and Managing Director Wholesale Clients/Operations Europe in 2001. Ron Teerlink joined ABN Bank in 1986 as IT/System analyst, and was appointed head Project and Development ASI in 1992, International/Director Administration & Organisation, Cologne in 1994, and Director Administration and Organisaton in Frankfurt in 1995. From 1999, he was responsible for the International Organisation and Information division, Amsterdam and for the Europe/Operations division in 2000. Ron Teerlink holds one directorship outside ABN AMRO. He has a Masters degree in Economics, Vrije Universiteit Amsterdam.

Javier Maldonado is the Managing Board member responsible for Non-core assets. He has been appointed to the Managing Board November 2007. Prior to the board appointment, Javier Maldonado worked from 2004 to 2007 at Abbey National PLC as Chief Executive of Wealth Management Division, responsible for the Wealth Management Division at Abbey National plc, which includes James Hay, Cater Allen, Abbey International and Abbey Share dealing. He was responsible for the development and delivery of objectives set for the Wealth Management Division which includes: managing over 800 people; development of the structure and organisation of the Wealth Management Division; development of business strategy taking into account the regulatory environment; co-ordination of the areas of support necessary for the development and delivery of the products; analysis of markets, compliance and local regulatory requirements; setting of objectives and budgets for the division. Javier Maldonado also was Head of Complaints and Service Quality Division. From February till October 2006 he was Chief Executive Insurance & Asset Management Division at Abbey. From November 2004 to February 2006, he was Assistant to Chief Executive Office and Head of Complaints. Prior to his career at Abbey, Javier Maldonado worked at Banco Santander SA from 1995 till 2004 as MD Global M&A & Corporate Finance, MD Legal Department, Head of International Legal Department at Santander Investment New York. He started his career at Baker and McKenzie in 1986. In 1991 he moved to law firm Hernandez- Canut in Madrid. He has a Juris Doctor Degree, Northwestern University Law School, Chicago and a Law Degree, University of Madrid.

Brian Crowe is the Managing Board member responsible for Business Unit (BU) Global Clients, BU Global Markets and BU Transaction Banking. He was appointed to the ABN AMRO Managing Board in November 2007. Prior to his board appointment, Brian was Chief Executive, Global Banking & Markets at The Royal Bank of Scotland Group (RBS). Brian joined RBS in 1997, as Director, Treasury & Capital Markets and Group Treasurer, progressing to Managing Director and in 2001 became Deputy CEO, Corporate Banking & Financial Markets and Head of Financial Markets. He is Chairman of RBS Greenwich Capital, a Director of Coutts & Co and Chairman of The Wholesale Committee at the British Bankers Association. Brian also serves on the Global Banking Issues Committee of the European Banking Federation. Previous to his career at RBS, Brian worked at Chase Manhattan Bank holding a variety of roles including Market Risk Executive for Europe and Asia, European Treasurer & Europe IRRM Executive. Brian completed a BA (Hons) in Economics at Cambridge University and went on to qualify as an Associate of the Institute of Chartered Accountants in England and Wales, whilst working at Pannell Kerr Forster, Chartered Accountants in London.

Marta Elorza Trueba is the Managing Board member responsible for Business Unit (BU) Latin America and Antonveneta. Appointed to the Managing Board November 2007. Prior to the board appointment, Marta Elorza Trueba worked for Santander Group as Deputy General Manager of the Internal Audit Division, reporting to the General Manager. From April 1997 to 1999 she was Managing Director responsible for control, accounting and management information systems and for their adoption by Santander’s Latin American banks. Marta Elorza Trueba started her career in 1981 at Arthur Andersen S.A. She became a Company Partner in 1994 and Manager, Financial Services in 1987, responsible for the creation, development and management of Arthur Andersen Treasury Department. Marta Elorza Trueba is an expert in Treasury and Strategy Planning. She holds a degree in Business and Economics, University of Duesto, Bilboa.

John Hourican is Chief Financial Officer and the Board Member responsible for Group Finance. He was appointed to the ABN AMRO Managing Board in November 2007. Prior to his Managing Board appointment, John was Head of Leveraged Finance, Global Banking & Markets at The Royal Bank of Scotland Group (RBS). In this role, John was responsible for leading RBS’s market leading Leveraged Finance and High Yield business in Europe and Asia Pacific. John joined RBS in 1997 and held a variety of senior positions within RBS’s wholesale banking division, notably on the division’s board as Finance Director and more recently as Chief Operating Officer where he was responsible for managing 3,000 people globally. He started his career at Price Waterhouse, where he held a variety of Corporate Finance and Audit roles in Dublin, London and Hong Kong. John is a graduate of the National University of Ireland and Dublin City University. He is also a Fellow of the Institute of Chartered Accountants in Ireland.

Situation as at 25 March 2008

Company Secretary
Gwendolyn van Tunen
Business Units (BUs), Segments, Group Functions and Services
Client BUs	Products BUs	Group functions

BU Netherlands	BU Global Markets	Group Audit	Group Public affairs
Jan-Peter Schmittmann	Gary Page	Rob Sweitser	Jeroen Kremers

BU Europe	BU Transaction Banking	Group Communications	Group Risk Management
Michiel de Jong	Ann Cairns (resigns at 1 April 2008)	Robin Boon (resigns at 1 April 2008)	David Cole
Stephan Salberter (as of 1 April 2008)

BU North America	BU Asset Management	Group Compliance & Legal	Market Infrastructures
Brad Kopp	Sarah Russell	Carin Gorter	Gerard Hartsink

BU Latin America		Group Finance	Services
Fabio Barbosa		Johan Hourican	Lars Gustavsson

BU Asia	Client Segments	Group Human Resources
Michiel de Jong	Commercial client segment	Pauline van der Meer Mohr (resigns at 1 April 2008)
	Muhammad Aurangzeb	Hans Vanbets (as of 1 April 2008)
BU Private Clients
Rudiger van Wedel	Consumer client segment
Ravi Sankaranarayanan
BU Global Clients
Alexandra Cook-Schaapveld

Senior Executive Vice Presidents as per 25 March 2008

Mr. FC	Barbosa
Mrs. A.	Cairns	Resigns at 1 April 2008
Mr. D.A.	Cole
Mrs. A.E.J.M	Cook-Schaapveld
Mr. P	Fleuriot
Mrs. C.W.	Gorter
Mr. L.R.	Gustavsson
Mr. G.B.J.	Hartsink
Mr. M.G.J. de	Jong
Mrs. P. F.M. van der	Meer-Mohr	Resigns at 1 April 2008
Mr. J.W.	Meeuwis
Mr. P.L.	Montani
Mr. G.E.	Page
Ms. S.A.C.	Russell
Mr. C.F.H.H.	Vogelzang	Seconded to Fortis
Mr. S.M.	Zavatti

Selected statistical information

This section of the report contains supplementary information that is more detailed than the data presented in the operational results per BU. ABN AMRO adopted International Financial Reporting Standards (“IFRS”) from 1 January 2004. For periods prior to 2004 the Group prepared consolidated financial statements in accordance with Generally Accepted Accounting Principles in the Netherlands (Dutch GAAP). The information for 2003 is not available for IFRS. The Dutch GAAP information is not comparable to the information prepared under IFRS.

Average Balance Sheet

The following table present ABN AMRO’s average balances, based on month-end averages, and interest amounts and average rates for the years 2007, 2006, and 2005.

(in millions of euros, except percentages)	2007			2006			2005
Average assets (1)	Average balance	Interest income	Average rate (%)	Average balance	Interest income	Average rate (%)	Average balance	Interest income	Average rate (%)

Balances at central banks
•The Netherlands	5,562	221	4.0	5,487	160	2.9	4,686	94	2.0
• North America	53	1	1.9	144	3	2.1	52	–	–
• Rest of the world	5,740	292	5.1	5,635	296	5.3	9,643	254	2.6
Financial investments
• The Netherlands	69,871	3,179	4.5	72,458	2,791	3.9	64,876	2,500	3.9
• North America	2,109	105	5.0	1,343	60	4.5	2,375	95	4.0
• Rest of the world	23,913	1,356	5.7	21,893	1,393	6.4	20,871	1,429	6.8
Loans and receivables - banks
• The Netherlands	13,778	615	4.5	11,656	480	4.1	11,312	441	3.9
• North America	1,690	93	5.5	4,108	226	5.5	5,334	272	5.1
• Rest of the world	19,842	1,085	5.5	16,720	811	4.9	15,134	695	4.6
Loans and receivables – customers (2)
• The Netherlands	170,229	9,473	5.6	160,588	8,449	5.3	145,445	7,827	5.4
• North America	71,225	3,602	5.1	60,749	3,046	5.0	57,896	2,720	4.7
• Rest of the world	98,525	9,807	10.0	86,208	7,702	8.9	70,233	5,466	7.8
Total interest-earning assets	482,537	29,829	6.2	446,989	25,417	5.7	407,857	21,793	5.3
Total interest-earning assets-trading	256,064			188,253			152,178
Subtotal	738,601			635,242			560,035
Non-interest-earning assets	217,840			195,902			173,538
Total average assets	956,441	29,829	3.1	831,144	25,417	3.1	733,573	21,793	3.0

(1)	Assets temporarily sold (subject to repurchase) are included in the relevant balance sheet item.
(2)	For purpose of presentation in this table, loans include professional securities transactions and public sector which represents central, regional and local governments and governmental authorities.

(in millions of euros, except percentages)	2007			2006			2005
Average liabilities and group equity	Average balance	Interest income	Average rate (%)	Average balance	Interest income	Average rate (%)	Average balance	Interest income	Average rate (%)
Due to banks
• The Netherlands	70,563	2,946	4.2	58,577	1,850	3.2	41,444	1,477	3.6
• North America	10,319	470	4.6	10,437	464	4.4	13,814	578	4.2
• Rest of the world	41,389	1,617	3.9	39,413	1,672	4.2	36,501	1,420	3.9
Due to customers (1)
• The Netherlands	141,021	4,791	3.4	135,077	3,862	2.9	123,168	3,459	2.8
• North America	35,131	1,619	4.6	28,133	1,311	4.7	29,167	1,128	3.9
• Rest of the world	104,996	5,597	5.3	93,617	4,550	4.9	84,565	4,012	4.7
Issued debt securities
• The Netherlands	95,801	4,651	4.9	125,348	4,628	3.7	95,519	2,820	3.0
• North America	22,678	1,247	5.5	20,398	1,004	4.9	19,892	806	4.1
• Rest of the world	15,384	779	5.1	8,134	433	5.3	8,902	226	2.5
Subordinated liabilities
• The Netherlands	12,862	564	4.4	12,074	567	4.7	10,822	518	4.8
• North America	3,127	197	6.3	4,307	280	6.5	4,974	333	6.7
• Rest of the world	489	52	10.6	411	21	5.1	674	43	6.4
Internal funding of the trading book	(76,063)	(3,053)	4.0	(63,967)	(2,493)	3.9	(46,446)	(1,790)	3.9
Total interest-bearing	477,697	21,477	4.5	471,959	18,149	3.8	422,996	15,030	3.6
Total interest-bearing securities -trading	247,245			183,776			145,626
Subtotal	724,942			655,735			568,622
Non-interest-bearing liabilities	205,862			152,582			146,862
Group equity	25,637			22,827			18,089

Total average liabilities and equity	956,441	21,477	2.2	831,144	18,149	2.2	733,573	15,030	2.0

(1)	For presentation in this table, due to customers includes professional securities transactions and savings accounts.
(2)	Equity includes minority interests.

Changes in net interest income - volume and interest rate analysis

The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, changes in interest income and expenses due to changes in volume and in rates for 2007 compared to 2006 and for 2006 compared to 2005. Volume and rate variances have been calculated on the basis of movements in average balances and changes in interest rates. Changes due to a combination of volume and rate have been allocated proportionally.

(in millions of euros)	2007 over 2006	Volume/Rate changes		2006 over 2005	Volume/Rate changes
	Change interest income	Volume	Rate	Change interest income	Volume	Rate
Assets

Balances at central banks
• The Netherlands	61	2	59	66	18	48
• North America	(2)	(2)	–	3	–	3
• Rest of the world	(4)	5	(9)	42	(137)	179

Financial investments
• The Netherlands	388	(103)	491	291	292	(1)
• North America	45	37	8	(35)	(45)	10
• Rest of the world	(37)	122	(159)	(36)	68	(104)

Loans and receivables - banks
• The Netherlands	135	92	43	39	14	25
• North America	(133)	(133)	–	(46)	(66)	20
• Rest of the world	274	163	111	116	75	41

Loans and receivables - customers (1)
• The Netherlands	1,024	522	502	622	800	(178)
• North America	556	530	26	326	138	188
• Rest of the world	2,105	1,170	935	2,236	1,355	881

	4,412	2,405	2,007	3,624	2,512	1,112

(1)	For purposes of presentation in this table, loans include professional securities transactions.

(in millions of euros)	2007 over 2006	Volume/Rate changes		2006 over 2005	Volume/Rate changes
	Change interest expense	Volume	Rate	Change interest expense	Volume	Rate
Liabilities

Financial liabilities held for trading
• The Netherlands	–	–	–	–	–	–
• North America	–	–	–	–	–	–
• Rest of the world	(560)	(484)	(76)	(703)	(683)	(20)

Due to banks
• The Netherlands	1,096	426	670	373	556	(183)
• North America	6	(5)	11	(114)	(148)	34
• Rest of the world	(55)	81	(136)	252	118	134

Due to customers (1)
• The Netherlands	929	176	753	403	340	63
• North America	308	323	(15)	183	(41)	224
• Rest of the world	1,047	583	464	538	483	100

Issued debt securities	612	(751)	1,363	2,213	1,003	1,210

Subordinated liabilities
• The Netherlands	(3)	36	(39)	49	59	(10)
• North America	(83)	(75)	(8)	(53)	(44)	(9)
• Rest of the world	31	5	26	(22)	(15)	(7)

	3,328	315	3,013	3,119	1,628	1,536

(1)	Due to customers includes savings accounts.

Yields, spreads and margins

The following table presents selected yield, spread and margin information applicable to us for 2007, 2006 and 2005.

Yields, spreads and margins

(in percentages)	2007	2006	2005

Gross yield (1)
• The Netherlands	5.2	4.7	4.8
• North America	5.1	5.0	4.7
• Rest of the world	8.5	7.8	6.8
• Total group	6.2	5.7	5.3

Interest rate spread (2)
• The Netherlands	1.2	1.5	1.7
• North America	0.1	0.2	0.5
• Rest of the world	2.7	2.4	2.1
• Total group	1.7	1.8	1.5

Net interest margin (3)
• The Netherlands	0.9	0.7	1.5
• North America	0.5	0.5	0.3
• Rest of the world	1.2	1.1	0.9
• Total group	0.9	0.9	0.9

(1)	Gross yield represents the interest rate earned on average interest earning assets.
(2)	Interest rate spread represents the difference between the interest rate earned on average interest earning assets and the rate paid on average interest bearing liabilities.
(3)	Net interest income as a percentage of average total assets.

Assets

Securities

Investment portfolios

For an overview of ABN AMRO’s financial investments at 31 December 2007 and 2006 under IFRS, see Note 15 to ABN AMRO’s consolidated financial statements.

Trading portfolios

For an overview of ABN AMRO’s trading portfolio at 31 December 2007 and 2006 under IFRS please refer to Note 14 of ABN AMRO’s consolidated financial statements.

Concentration

At 31 December 2007, ABN AMRO held the following securities positions in issuers, which exceeded 10% of ABN AMRO’s shareholders’ equity at that date:

(in millions of euros)	At 31 December
	2007	2006

German central government	16,817	2,760
Dutch central government	7,599	*
French central government	5,688	3,085
Italian central government	4,696	1,844
Brazilian central government	4,539	5,647
South Korean central government	3,549	*
Japanese central government	*	3,085
* not applicable

Loans and receivables – banks

The following table show loans to and receivables from banks.

Loans and receivables – banks

(in millions of euros)	IFRS				Dutch GAAP
	At 31 December
	2007	2006	2005	2004	2003

• The Netherlands	11,309	15,290	11,256	10,058	7,926
• North America	1,325	2,488	4,304	5,729	6,313
• Rest of the world	163,062	117,041	93,075	68,071	44,561

Total loans to banks	175,696	134,819	108,635	83,858	58,800

The table below shows an analysis of the remaining life of loans to and receivables from banks at 31 December 2007.

Loans and receivables - banks – maturities

(in millions of euros)	Remaining life
	At 31 December 2007
	Within 1 year	After 1 year and within 5 years	After 5 years	Total

• The Netherlands	7,672	3,408	229	11,309
• North America	1,323	2	–	1,325
• Rest of the world	125,636	23,286	14,140	163,062

Total loans to banks	134,631	26,696	14,369	175,696

Loans and receivables - customers

ABN AMRO’s loan portfolio consists of loans, overdrafts, assets subject to operating leases, finance lease receivables to governments, corporations and consumers and reverse repurchase agreements. Geographic analyses of loans are, unless otherwise specifically indicated, based on the location of the branch or office from which the loan is made.

(in millions of euros)	IFRS				Dutch GAAP
	At 31 December
	2007	2006	2005	2004	2003
Loans and receivables - customers

Public sector	5,739	11,567	7,461	6,059	5,494
Commercial	144,534	180,262	152,411	127,044	130,983
Consumer	121,763	135,484	122,708	107,124	107,706
Professional securities transactions	98,270	93,716	74,724	59,269	56,578
Multi-seller conduits	29,457	25,872	25,931	23,700	–
Total loans (gross)	399,763	446,901	383,235	323,196	300,761
Allowances for impairment	(3,001)	(3,646)	(2,987)	(3,174)	(3,918)

Total loans and receivables - customers	396,762	443,255	380,248	320,022	296,843

The decrease of total loans from EUR 447 billion to EUR 400 billion is mainly a result of the treatment of Antonveneta as held for sale and the sale of LaSalle.

(in millions of euros)	Total loans and receivables customers by BU at 31 December 2007
	Commercial	Consumer	Professional securities transactions	Public sector	Multi-seller conduits	Total
The Netherlands	52,856	96,661	4,589	1,397	9,485	164,988
Europe	40,752	1,107	49,753	1,002	–	92,614
North America	8,887	–	43,402	77	13,970	66,336
Latin America	18,226	11,889	1	350	–	30,466
Asia	17,413	3,539	515	2,851	6,002	30,320
Private clients	4,626	4,808	10	–	–	9,444
Group functions	–	2,532	–	62	–	2,594

Total	142,760	120,536	98,270	5,739	29,457	396,762

(in millions of euros)	Total loans and receivables customers by BU at 31 December 2006
	Commercial	Consumer	Professional securities transactions	Public sector	Multi-seller conduits	Total

The Netherlands	56,014	93,873	1,663	3,240	3,930	158,720
Europe	49,836	11,205	40,755	1,236	2,170	105,202
North America	39,822	13,008	43,857	707	14,396	111,790
Latin America	11,937	7,842	20	498	431	20,728
Asia	13,673	3,648	7,325	5,802	4,945	35,393
Private clients	5,920	4,604	17	–	–	10,541
Asset management	14	1	–	–	–	15
Group functions	713	1	80	72	–	866

Total	177,929	134,182	93,717	11,555	25,872	443,255

BU Netherlands represents with 42% (2006: 36%) ABN AMRO’s largest asset base of the total loans outstanding, followed by BU Europe with 24% per 31 December 2007 (2006: 24%). In 2006 North America represented 25% of the total loans outstanding, due to the sale of LaSalle the percentage decreased with 8% to 17%. For a breakdown of loans and receivables – customers by region, see note 38 to ABN AMRO’s consolidated financial statements.

For a breakdown of credit risk concentrations from credit facilities and guarantees issued, see also Note 38 to ABN AMRO’s consolidated financial statements.

Outstanding loans

The following table provides an overview of our loans by region and customer type.

(in millions of euros)	IFRS				Dutch GAAP
	At 31 December
	2007	2006	2005	2004	2003
Outstanding loans

The Netherlands
• Public sector	1,547	3,286	2,300	1,055	1,128
• Commercial	60,189	55,951	56,182	53,788	52,990
• Consumer	102,378	97,600	94,603	88,585	84,382
Total The Netherlands	164,114	156,837	153,085	143,428	138,500

Rest of Europe
• Public sector	1,003	1,527	1,454	1,826	–
• Commercial	42,416	57,425	30,882	23,102	–
• Consumer	2,373	12,529	1,539	1,365	–
Total Rest of Europe	45,792	71,481	33,875	26,293	–

North America
• Public sector	77	677	735	792	898
• Commercial	9,525	42,179	44,693	35,460	38,185
• Consumer	–	13,017	15,218	9,716	14,668
Total North America	9,602	55,873	60,646	45,968	53,751

Latin America
• Public sector	350	507	596	82	–
• Commercial	14,085	10,095	8,024	4,714	–
• Consumer	12,601	8,320	7,270	4,246	–
Total Latin America	27,036	18,922	15,890	9,042	–

Rest of the World
• Public sector	2,762	5,570	2,376	2,304	3,468
• Commercial	18,319	14,612	12,630	9,980	39,808
• Consumer	4,411	4,018	4,078	3,212	8,656
Total Rest of the World	25,492	24,200	19,084	15,496	51,932

Total loans (gross)	272,036	327,313	282,580	240,227	244,183

Maturities

The following table provides an analysis of loan maturities at 31 December 2007. Determinations of maturities are based on contract terms.

(in millions of euros)	IFRS
	At 31 December 2007
	Within 1 year	After 1 year and within 5 years	After 5 years	Total
Loans maturities

The Netherlands
• Public sector	70	668	809	1,547
• Commercial	26,768	19,761	13,660	60,189
• Consumer	7,418	30,655	64,305	102,378
Total The Netherlands	34,256	51,084	78,774	164,114

Rest of Europe
• Public sector	705	234	64	1,003
• Commercial	21,290	13,263	7,863	42,416
• Consumer	1,412	590	371	2,373
Total Rest of Europe	23,407	14,087	8,298	45,792

North America
• Public sector	21	34	22	77
• Commercial	5,220	1,606	2,699	9,525
• Consumer	–	–	–	–
Total North America	5,241	1,640	2,721	9,602

Latin America
• Public sector	313	28	9	350
• Commercial	9,690	3,771	624	14,085
• Consumer	6,536	5,339	726	12,601
Total Latin America	16,539	9,138	1,359	27,036

Rest of the World
• Public sector	2,715	0	47	2,762
• Commercial	14,085	3,620	614	18,319
• Consumer	1,657	2,065	689	4,411
Total Rest of the World	18,457	5,685	1,350	25,492

Total loans (gross)	97,900	81,634	92,502	272,036

Interest rate sensitivity

The following table analyses at 31 December 2007 the interest rate sensitivity of loans due after one year and within five years, and loans due after five years, broken down by region.

(in millions of euros)	At variable rate (1)	At adjustable rate (2)	At fixed rate (3)	Total
Loans - interest rate sensitivity
Due after 1 and within 5 years
The Netherlands
• Public sector	–	24	644	668
• Commercial	3	5,652	14,106	19,761
• Consumer	96	9,840	20,719	30,655
Total The Netherlands	99	15,516	35,469	51,084
Rest of Europe
• Public sector	233	–	1	234
• Commercial	2,229	7,942	3,092	13,263
• Consumer	349	121	120	590
Total Rest of Europe	2,811	8,063	3,213	14,087
North America
• Public sector	–	32	2	34
• Commercial	288	1,119	199	1,606
• Consumer	–	–	–	–
Total North America	288	1,151	201	1,640
Latin America
• Public sector	28	–	–	28
• Commercial	1,694	439	1,638	3,771
• Consumer	14	138	5,187	5,339
Total Latin America	1,736	577	6,825	9,138
Rest of the World
• Public sector	–	–	–	–
• Commercial	2,060	35	1,525	3,620
• Consumer	454	298	1,313	2,065
Total Rest of the World	2,514	333	2,838	5,685

Total (gross)	7,448	25,640	48,546	81,634

(1)	Variable rate loans are EURIBOR, London interbank offered rate (LIBOR) and prime rate-based loans as well as adjustable rate loans with fixed interest periods of up to one year.
(2)	Adjustable rate loans are loans with fixed interest rates for a period that is shorter than the entire term of the loan.
(3)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.

(in millions of euros)	At variable rate (1)	At adjustable rate (2)	At fixed rate (3)	Total

Due after 5 years
The Netherlands
• Public sector	–	16	793	809
• Commercial	88	6,819	6,753	13,660
• Consumer	3,284	25,194	35,827	64,305
Total The Netherlands	3,372	32,029	43,373	78,774
Rest of Europe
• Public sector	58	–	6	64
• Commercial	2,351	4,891	621	7,863
• Consumer	34	280	57	371
Total Rest of Europe	2,443	5,171	684	8,298
North America
• Public sector	–	22	–	22
• Commercial	54	1,927	718	2,699
• Consumer	–	–	–	–
Total North America	54	1,949	718	2,721
Latin America
• Public sector	9	–	–	9
• Commercial	148	21	455	624
• Consumer	25	2	699	726
Total Latin America	182	23	1,154	1,359
Rest of the World
• Public sector	–	–	47	47
• Commercial	144	34	436	614
• Consumer	333	332	24	689
Total Rest of the World	477	366	507	1,350

Total (gross)	6,528	39,538	46,436	92,502

(1)	Variable rate loans are EURIBOR, London interbank offered rate (LIBOR) and prime rate-based loans as well as adjustable rate loans with fixed interest periods of up to one year.
(2)	Adjustable rate loans are loans with fixed interest rates for a period that is shorter than the entire term of the loan.
(3)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.

Private sector loans by type of collateral

The following tables analyses private sector loans by type of collateral at the dates indicated. Unsecured loans include loans for which ABN AMRO has the right to require collateral.

(in millions of euros)	IFRS				Dutch GAAP
	At 31 December
	2007	2006	2005	2004	2003

Commercial
Public authority guarantees	5,335	5,417	4,404	8,135	11,382
Mortgages	7,742	18,490	28,441	23,956	28,074
Securities	2,606	2,039	3,487	764	1,006
Bank guarantees	9,163	2,954	3,121	3,029	3,113
Other types of collateral	38,772	52,163	50,439	31,781	–
Unsecured	80,916	99,199	62,519	59,379	87,408
Total commercial loans	144,534	180,262	152,411	127,044	130,983

Consumer
Public authority guarantees	141	159	3	151	50
Mortgages	93,982	103,272	93,826	79,639	80,794
Securities	1,120	872	2,074	2,647	–
Bank guarantees	14	31	856	2,414	–
Other types of collateral	10,274	12,062	7,077	7,354	–
Unsecured	16,232	19,088	18,872	14,919	26,862
Total consumer loans	121,763	135,484	122,708	107,124	107,706

Total private sector loans (gross)	266,297	315,746	275,119	234,168	238,689

Total private sector loans (net) (1)	263,296	312,112	272,132	230,994	234,778

(1)
The difference between total private sector loans (gross) and total private sector loans (net) represents ABN AMRO’s specific allowance for loan losses. For a discussion of ABN AMRO’s provisioning policy, see Note 19 to ABN AMRO’s consolidated financial statements.

Commercial Loans by Industry

In 2006 ABN AMRO changed ABN AMRO’s industry breakdown in order to align with ABN AMRO’s internal risk reporting as well as to anticipate changes in respect of Basel II reporting. As the disclosure of Dutch GAAP for the year 2003 is not comparable to IFRS ABN AMRO has not prepared the 2003 figures according to the adjusted industry breakdown.

The following table analyses commercial loans by industry at the dates indicated.

(in millions of euros)	IFRS
	At 31 December
	2007	2006	2005	2004

Basic material	10,724	15,126	8,263	7,430
Real estate	11,197	23,712	26,301	21,477
Industrial	36,607	39,666	22,757	18,323
Energy	10,699	5,424	7,391	5,584
Financial services	22,562	21,407	22,555	20,967
TMT (media and communications)	10,198	10,092	10,575	9,124
Consumer cyclical	22,242	43,775	36,673	29,771
Consumer non-cyclical	16,975	16,204	12,291	10,618
Health	3,330	4,856	5,605	3,750

Total commercial loans (gross)	144,534	180,262	152,411	127,044

(in millions of euros)	Dutch GAAP
at 31 December 2003

Agriculture, mining and energy	11,202
Manufacturing	27,980
Construction and real estate	19,025
Wholesale and retail trade	18,329
Transportation and communications	12,966
Financial services	22,086
Business services	10,565
Education, healthcare and other services	8,830

Total commercial loans (gross)	130,983

Loan Portfolio by Region

Set out below is an analysis of ABN AMRO’s loan portfolio by region. The loan portfolio of ABN AMRO’s Netherlands, European (outside The Netherlands) and North American operations comprised 81% (2006: 86%) of ABN AMRO’s total loan portfolio at 31 December 2007. The remainder of the total loan portfolio (categorised hereunder “Rest of the World”) at 31 December 2007 includes 9% from Asian operations (2006: 8%), 10% from Latin American operations (2006: 6%) and less than 1% from Middle East and African operations (2006: less than 1%).

The Netherlands loan portfolio

The Netherlands loan portfolio is comprised of loans originated from offices and branches located in The Netherlands. The following tables analyse, at the dates indicated, The Netherlands loan portfolio broken down into the location of the borrower, and, in the case of private sector loans, type of collateral and industry of the borrower.

(in millions of euros)	IFRS				Dutch GAAP
	At 31 December
	2007	2006	2005	2004	2003

The Netherlands - loans by customer portfolio

Public sector
• The Netherlands	297	421	480	601	577
• Rest of Europe	874	1,985	1,468	35	129
• North America	–	300	–	–	–
• Rest of the World	376	580	352	419	422

Total public sector loans (gross)	1,547	3,286	2,300	1,055	1,128

Private sector
• The Netherlands	141,087	136,362	135,842	129,379	125,922
• Rest of Europe	10,557	7,241	5,941	7,228	6,342
• North America	973	1,929	2,244	1,341	794
• Rest of the World	9,950	8,019	6,758	4,425	4,314

Total private sector loans (gross)	162,567	153,551	150,785	142,373	137,372

(in millions of euros)	IFRS				Dutch GAAP
	At 31 December
	2007	2006	2005	2004	2003
The Netherlands - private sector loans by type of collateral

Commercial
Public authority guarantees	922	2,234	971	5,270	8,083
Mortgages	344	3,660	11,209	10,602	12,353
Securities	379	707	240	138	146
Bank guarantees	204	428	293	495	710
Other types of collateral	16,730	15,394	16,012	1,585	–
Unsecured	41,610	33,528	27,457	35,698	31,698
Total commercial loans (gross)	60,189	55,951	56,182	53,788	52,990

Consumer
Public authority guarantees	141	159	–	–	–
Mortgages	92,158	83,006	77,412	69,060	65,096
Securities	566	548	1,526	2,041	19,287
Bank guarantees	7	9	807	2,403	–
Other types of collateral	3,853	6,221	2,545	4,290	–
Unsecured	5,653	7,667	12,313	10,791	–
Total consumer loans (gross)	102,378	97,610	94,603	88,585	84,382

Total private sector loans (gross)	162,567	153,561	150,785	142,373	137,372

(in millions of euros)	IFRS
	At 31 December
	2007	2006	2005	2004
The Netherlands - commercial loans by industry

Basic material	3,494	6,480	3,552	2,978
Real estate	3,161	4,656	10,801	7,723
Industrial	15,535	9,524	3,215	4,604
Energy	2,466	666	892	948
Financial services	11,175	7,798	4,364	13,964
TMT (media and communications)	3,120	1,945	1,465	1,366
Consumer cyclical	11,976	17,981	22,860	15,587
Consumer non-cyclical	8,337	5,193	6,029	5,184
Health	925	1,708	3,004	1,434

Total commercial loans (gross)	60,189	55,951	56,182	53,788

(in millions of euros)	Dutch GAAP
At 31 December 2003
The Netherlands - commercial loans by industry

Agriculture, mining and energy	5,239
Manufacturing	8,932
Construction and real estate	6,239
Wholesale and retail trade	6,626
Transportation and communications	3,527
Financial services	15,069
Business services	3,996
Education, healthcare and other services	3,362

Total commercial loans (gross)	52,990

European loan portfolio

The European loan portfolio is comprised of loans made from offices and branches located in Europe, excluding the Netherlands. The following tables analyse, at the dates indicated, the European private sector loan portfolio by type of collateral and industry of the borrower.

(in millions of euros)	IFRS				Dutch GAAP
	At 31 December
	2007	2006	2005	2004	2003
Europe - private sector loans by type of collateral

Commercial
Public authority guarantees	2,503	1,863	1,799	1,463	1,778
Mortgages	6,646	1,710	1,153	453	1,684
Securities	1,860	670	2,833	363	360
Bank guarantees	5,298	1,144	1,101	913	936
Other types of collateral	10,108	6,580	8,656	9,368	–
Unsecured	16,001	45,458	15,340	10,542	22,491
Total commercial loans (gross)	42,416	57,425	30,882	23,102	27,249

Consumer
Public authority guarantees	–	–	3	151	49
Mortgages	337	6,243	251	183	185
Securities	290	132	336	396	–
Bank guarantees	3	5	11	3	–
Other types of collateral	313	1,736	455	109	–
Unsecured	1,430	4,413	483	523	1,022
Total consumer loans (gross)	2,373	12,529	1,539	1,365	1,256

Total private sector loans (gross)	44,789	69,954	32,421	24,467	28,505

(in millions of euros)	IFRS
	At 31 December
	2007	2006	2005	2004
Europe - commercial loans by industry

Basic material	2,181	3,646	2,750	2,942
Real estate	6,325	5,902	1,423	411
Industrial	11,281	13,109	2,975	2,601
Energy	4,931	2,995	2,847	2,813
Financial services	6,075	7,577	6,587	2,921
TMT (media and communications)	4,012	3,649	8,038	5,698
Consumer cyclical	3,095	14,156	4,269	3,637
Consumer non-cyclical	3,251	5,438	1,292	1,590
Health	1,265	953	701	489

Total commercial loans (gross)	42,416	57,425	30,882	23,102

(in millions of euros)	Dutch GAAP
at 31 December 2003
Europe - commercial loans by industry

Agriculture, mining and energy	1,513
Manufacturing	6,115
Construction and real estate	2,225
Wholesale and retail trade	3,956
Transportation and communications	4,680
Financial services	4,104
Business services	3,214
Education, healthcare and other services	1,442

Total commercial loans (gross)	27,249

North American loan portfolio

The following tables analyse, at the dates indicated, the North American private sector loan portfolio by type of collateral and by industry of the borrower. The decrease in balances is mainly attributable to the sale of LaSalle.

(in millions of euros)	IFRS				Dutch GAAP
	At 31 December
	2007	2006	2005	2004	2003
North America - private sector loans by type of collateral

Commercial
Public authority guarantees	1,616	765	1,227	961	1,100
Mortgages	22	12,688	15,724	12,565	13,658
Securities	–	77	73	63	264
Bank guarantees	36	13	871	288	466
Other types of collateral	1,295	22,268	20,083	17,837	–
Unsecured	6,556	6,368	6,715	3,746	22,697
Total commercial loans (gross)	9,525	42,179	44,693	35,460	38,185

Consumer
Public authority guarantees
Mortgages	–	12,694	14,750	9,311	14,128
Securities	–	32	33	33	–
Bank guarantees	–	–	–	1	–
Other types of collateral	–	22	378	314	–
Unsecured	–	269	57	57	540
Total consumer loans (gross)	–	13,017	15,218	9,716	14,668

Total private sector loans (gross)	9,525	55,196	59,911	45,176	52,853

(in millions of euros)	IFRS
	At 31 December
	2007	2006	2005	2004
North America - commercial loans by industry

Basic material	555	2,503	1,135	1,067
Real estate	191	11,849	10,516	10,704
Industrial	2,235	9,331	11,071	7,653
Energy	1,906	1,064	3,091	1,563
Financial services	2,173	3,694	7,937	2,660
TMT (media and communications)	689	1,585	1,479	1,567
Consumer cyclical	845	7,216	5,523	6,703
Consumer non-cyclical	632	3,251	2,745	2,243
Health	299	1,686	1,196	1,300

Total commercial loans (gross)	9,525	42,179	44,693	35,460

(in millions of euros)	Dutch GAAP
at 31 December 2003
North America - commercial loans by industry

Agriculture, mining and energy	3,506
Manufacturing	7,816
Construction and real estate	9,922
Wholesale and retail trade	5,605
Transportation and communications	2,940
Financial services	1,974
Business services	2,623
Education, healthcare and other services	3,790

Total commercial loans (gross)	38,176

Rest of the World loan portfolio

The Rest of the World loan portfolio is comprised of loans made from offices and branches around the world, excluding the Netherlands, Europe and North America. The following tables analyse, at the dates indicated, the Rest of the World private sector loan portfolio by type of collateral and industry of the borrower.

(in millions of euros)	IFRS				Dutch GAAP
	At 31 December
	2007	2006	2005	2004	2003
Rest of the World - private sector loans by type of collateral

Commercial
Public authority guarantees	294	555	407	441	421
Mortgages	730	432	355	336	379
Securities	367	585	341	200	236
Bank guarantees	3,625	1,369	856	1,333	1,001
Other types of collateral	10,639	7,921	5,688	2,991	–
Unsecured	16,749	13,845	13,007	9,393	10,522
Total commercial loans (gross)	32,404	24,707	20,654	14,694	12,559

Consumer
Public authority guarantees
Mortgages	1,487	1,329	1,413	1,084	2
Securities	264	160	179	177	1,386
Bank guarantees	4	17	38	7	–
Other types of collateral	6,108	4,093	3,699	2,642	–
Unsecured	9,149	6,739	6,019	3,548	6,012
Total consumer loans (gross)	17,012	12,338	11,348	7,458	7,400

Total private sector loans (gross)	49,416	37,045	32,002	22,152	19,959

(in millions of euros)	IFRS
	At 31 December
	2007	2006	2005	2004
Rest of the World - commercial loans by industry

Basic material	4,494	2,497	1,653	955
Real estate	1,520	1,305	927	679
Industrial	7,556	7,702	3,938	3,605
Energy	1,396	699	605	714
Financial services	3,139	2,338	4,163	965
TMT (media and communications)	2,377	2,913	1,975	1,851
Consumer cyclical	6,326	4,422	4,452	3,651
Consumer non-cyclical	4,755	2,322	2,257	1,803
Health	841	509	684	471

Total commercial loans (gross)	32,404	24,707	20,654	14,694

(in millions of euros)	Dutch GAAP
at 31 December 2003
Rest of the World - commercial loans by industry

Agriculture, mining and energy	944
Manufacturing	5,117
Construction and real estate	639
Wholesale and retail trade	2,142
Transportation and communications	1,810
Financial services	939
Business services	732
Education, healthcare and other services	236

Total commercial loans (gross)	12,559

Analysis of loan loss experience: provisions and allowances for loan losses

For details on ABN AMRO’s provisioning policy please refer to the accounting policies section of ABN AMRO’s consolidated financial statements as well as Note 18 to ABN AMRO’s consolidated financial statements.

Doubtful and non-performing loans

Loans are classified as doubtful as soon as there is doubt about the borrower’s ability to meet its payment obligations to ABN AMRO in accordance with the original contractual terms. Where deemed necessary an allowance for loan losses (impairment loss) is determined on a per item or portfolio basis. Any loan that bears an impairment loss on principal and/or interest cash flows is defined as non-performing.

	IFRS
	At 31 December
	2007	2006	2005	2004
Non-performing loans

Total non-performing loans (in millions of euros)	3,840	7,288	4,736	5,337
Non-performing loans to private sector loans (gross)	1.44%	2.31%	1.72%	2.28%
Allowances for loan losses to private sector loans (gross)	1.13%	1.15%	1.09%	1.36%

The volume of non-performing loans decreased by EUR 2,552 million in 2007. The ratio of non-performing loans to private sector loans changed accordingly. Finally the ratio of allowances for loan losses to private sector loans also decreased. Non-performing loans as a percentage of total private sector loans (gross) decreased to 1.44% in 2007, down from 2.31% in 2006.

Provisions for loan losses

The tables below show the composition of the aggregate charge to income regarding the allowance for loan losses.

Charge to income
(in millions of euros)	IFRS
	At 31 December 2007
	2007	2006	2005	2004

Net provision	1,704	1,411	614	607

Charge to income
(in millions of euros)	Dutch GAAP
at 31 December 2003

Net provisions for loan losses (1)	1,240
Net provisions for sovereign risk	34

Total provisions	1,274

(1)	Net of recoveries and releases. See “Movements in allowances for loan losses” below.

The tables below shows, the geographical composition of ABN AMRO’s total income charge with respect to provisions loan losses.

(in millions of euros)	IFRS				Dutch GAAP

	2007	2006	2005	2004	2003
Provisions for loan losses

The Netherlands	565	334	401	336	311
North America	32	(16)	(177)	116	586
Rest of the World	1,107	1,093	390	155	343
Total provisions	1,704	1,411	614	607	1,240
Provisions for sovereign risk	–	–	–	–	34
Total provisions	1,704	1,411	614	607	1,274
Provision/private sector loans	0.64%	0.45%	0.22%	0.26%	0.52%

The level of the provisions for the year 2007 increased by EUR 293 million or 20.8% compared to the year 2006. In the Netherlands, provisions increased by EUR 231 million to EUR 565 million, reflecting the changed economic circumstances and impairment of facilities of a selected number of corporate clients. In the Rest of the World, provisions levels increased slightly by 14 million to EUR 1,107 million.

(in millions of euros)	Provisioning by BU
	Total 2007	BU NL	BU EU	BU NA	BU LA	BU Asia	Other	Total 2006	Total 2005

Provisioning	1,704	406	75	33	964	228	(2)	1,411	614
Provisioning to average RWA (bps)	505	45	10	6	328	117	(1)	47	24
Average RWA	288	91	78	56	29	19	15	302	260

Movements in allowances

The following tables analyse the allowances for loan losses and for sovereign risk and the movements in the allowances for loan losses and for sovereign risk: amounts written off (net of recoveries), new provisions charged against profit (increases and releases) and growth in the allowance for interest not recognised that is included in the specific allowance for loan losses.

(in millions of euros)	IFRS				Dutch GAAP
	At 31 December
	2007	2006	2005	2004	2003
Allowances

The Netherlands	948	1,100	1,646	1,693	1,524
North America	186	353	180	361	388
Rest of the World	1,867	2,193	1,161	1,120	2,100
Total allowances for loan losses	3,001	3,646	2,987	3,174	4,012
Allowances for sovereign risks (1)	–	–	–	–	215

Total allowances	3,001	3,646	2,987	3,174	4,227

(1)	Under IFRS, there are no separate allowances for sovereign risk. See the accounting policies section in ABN AMRO’s consolidated financial statements.

(in millions of euros)	IFRS				Dutch GAAP
	At 31 December
	2007	2006	2005	2004	2003
Movements in allowances for loan losses

Balance at beginning of year	3,646	2,987	3,174	4,304	4,129

Acquisitions, dispositions, currency translation differences and other adjustments	(998)	268	196	(579)	(331)
Amounts written-off
- Commercial	(244)	(344)	(322)	(241)	(241)
- Consumer	(242)	(202)	(204)	(60)	(114)
Total The Netherlands	(486)	(546)	(526)	(301)	(355)

North America	(62)	(95)	(178)	(277)	(528)
Rest of the World	(1,399)	(748)	(602)	(828)	(460)
Total	(1,947)	(1,389)	(1,306)	(1,406)	(1,343)

Recoveries
The Netherlands
- Commercial	116	9	6	16	11
- Consumer	–	–	10	7	22
Total The Netherlands	116	9	16	23	33

North America	36	26	99	84	79
Rest of the World	397	218	121	63	134
Total	549	253	236	170	246
Net written-off	(1,398)	(1,136)	(1,070)	(1,236)	(1,097)
Subtotal	1,250	2,119	2,300	2,489	2,701
Unrecognised interest (1)	47	116	73	78	71

New and increased specific provisions
- The Netherlands	764	514	470	525	384
- North America	104	131	241	295	686
- Rest of the World	1,899	1,448	683	421	786
Total	2,767	2,093	1,394	1,241	1,856

Releases of specific provisions
- The Netherlands	(83)	(171)	(53)	(166)	(40)
- North America	(36)	(121)	(319)	(95)	(21)
- Rest of the World	(395)	(137)	(172)	(203)	(309)
Total	(514)	(429)	(544)	(464)	(370)

Recoveries
- The Netherlands	(116)	(9)	(16)	(23)	(33)
- North America	(36)	(26)	(99)	(84)	(79)
- Rest of the World	(397)	(218)	(121)	(63)	(134)
Total	(549)	(253)	(236)	(170)	(246)

New and increased provisions (net)	1,704	1,411	635	607	1,240

Balance at end of year	3,001	3,646	2,987	3,174	4,012

(1)
Unrecognised interest is either (i) booked into a separate account, or (ii) if for administrative reasons it cannot be booked as a specific unpaid interest claim, it is booked directly into the specific allowance for loan losses. Cash receipts of interest on non-performing loans are only recorded as interest revenue if the principal has been fully collected.

Over 2007, the amounts written-off, excluding recoveries, increased EUR 812 million to EUR 1,948 million. This increase was mainly driven by Rest of the World, mainly Brazil, where the amounts written-off increased by EUR 652 million to EUR 1,400 million.

(in millions of euros)	Dutch GAAP
at 31 December 2003
Movements in specific allowance for sovereign risk (1)

Balance at beginning of year	181
Currency translation differences	(7)
Provisions charges/(released) against profit and loss account	34

Other movements	7

Balance at end of year	215

(1)	Under IFRS, there are no specific allowances for sovereign risk.

Loan impairment by industry

In 2006 ABN AMRO changed ABN AMRO’s industry breakdown in order to align with ABN AMRO’s internal risk reporting as well as to anticipate changes in respect of Basel II reporting. As the disclosure of Dutch GAAP for the year 2003 is not comparable to IFRS ABN AMRO has not prepared the 2003 figures according to the adjusted industry breakdown.

Allowance for loan losses by industry

The following tables analyses the allowance for loan losses by industry at 31 December in each of the last five years.

(in millions of euros)	IFRS
	At 31 December
	2007	2006	2005	2004
Allowance for loan impairment by industry

Basic materials	109	115	165	212
Real estate	49	58	109	104
Industrials	558	338	173	284
Energy	72	103	79	231
Financial services	213	215	299	282
TMT (media and communications)	69	72	81	87
Consumer cyclical	463	1,054	1,010	1,153
Consumer non-cyclical	223	322	207	221
Health	18	67	23	24
Total commercial	1,774	2,344	2,146	2,598
Consumer (1)	1,227	1,302	841	576

Total allowances (2)	3,001	3,646	2,987	3,174

(1)	Commercial loans are evaluated on an individual basis. For more details, see Note 18 to ABN AMRO’s consolidated financial statements.
(2)	Consumer loans are generally evaluated on a portfolio basis. For more details, see Note 18 to ABN AMRO’s consolidated financial statements.

(in millions of euros)	Dutch GAAP
at 31 December 2003
Allowance for loan impairment by industry

Agriculture, mining and energy	285
Manufacturing	1,077
Construction and real estate	116
Wholesale and retail trade	500
Transportation and communications	375
Financial services	521
Business services	238
Education, healthcare and other services	334
Total commercial (1)	3,446
Consumer (2)	566

Total private sector	4,012

(1)	Commercial loans are evaluated on an individual basis. For more details, see Note 18 to ABN AMRO’s consolidated financial statements.
(2)	Consumer loans are generally evaluated on a portfolio basis. For more details, see Note 18 to ABN AMRO’s consolidated financial statements.

Analysis of loans by industry

The following tables analyse the percentage of loans in each industry to total private sector loans at 31 December of each of the last five years.

(in percentages)	IFRS
	At 31 December
	2007	2006	2005	2004
Loans by industry

Basic materials	7.4	8.3	5.4	5.9
Real estate	7.8	13.2	17.3	16.9
Industrials	25.3	22.0	14.9	14.4
Energy	7.4	3.0	4.9	4.4
Financial services	15.6	11.9	14.8	16.5
TMT (media and communications)	7.1	5.6	6.9	7.2
Consumer cyclical	15.4	24.3	24.0	23.4
Consumer non-cyclical	11.7	9.0	8.1	8.3
Health	2.3	2.7	3.7	3.0
Total commercial loans	100.0	100.0	100.0	100.0

(in percentages)	Dutch GAAP
at 31 December 2003
Loans by industry

Agriculture, mining and energy	4.7
Manufacturing	11.7
Construction and real estate	8.0
Wholesale and retail trade	7.7
Transportation and communications	5.4
Financial services	9.3
Business services	4.4
Education, healthcare and other services	3.7
Total commercial (1)	54.9
Consumer (2)	45.1
Total private sector	100.0

(1)	Commercial loans are evaluated on an individual basis. For more details, see Note 18 to ABN AMRO’s consolidated financial statements.
(2)	Consumer loans are generally evaluated on a portfolio basis. For more details, see Note 18 to ABN AMRO’s consolidated financial statements.

Net provisions for loan losses by industry

The following tables analyses net provisions charges for loan losses by industry each of the last five years.

(in millions of euros)	IFRS

	2007	2006	2005	2004
Loans by industry

Basic materials	26	44	(97)	(2)
Real estate	18	45	8	(13)
Industrials	202	83	(10)	73
Energy	(24)	62	(50)	5
Financial services	114	71	98	40
TMT (media and communications)	18	(42)	(28)	(29)
Consumer cyclical	(22)	350	167	216
Consumer non-cyclical	210	94	75	87
Health	(113)	(52)	59	68
Total commercial	429	662	222	445
Total consumer	1,322	865	465	240
Total net provisions	1,751	1,527	687	685
Of which interest in suspense	47	116	73	78

Total specific provisions (net)	1,704	1,411	614	607

(in millions of euros)	Dutch GAAP
2003
Loans by industry

Agriculture, mining and energy	119
Manufacturing	147
Construction and real estate	20
Wholesale and retail trade	137
Transportation and communications	135
Financial services	57
Business services	77
Education, healthcare and other services	192
Total commercial (1)	884
Consumer (2)	427
Total private sector	1,311
Of which unrecognised interest	71

Total provisions (net)	1,240

(1)	Commercial loans are evaluated on an individual basis. For more details, see Note 18 to ABN AMRO’s consolidated financial statements.
(2)	Consumer loans are generally evaluated on a portfolio basis. For more details, see Note 18 to ABN AMRO’s consolidated financial statements.

Analysis of write-offs by industry

The following tables analyse the amounts written off by industry during the last five years.

(in millions of euros)	IFRS
	2007	2006	2005	2004
Write-offs by industry

Basic materials	24	56	21	55
Real estate	12	26	13	20
Industrials	(44)	91	117	209
Energy	(9)	21	28	48
Financial services	83	68	39	47
TMT (media and communications)	5	39	16	52
Consumer cyclical	128	194	150	276
Consumer non-cyclical	51	103	68	89
Health	(104)	43	36	52
Other items	2	–	–	–
Total commercial	148	641	488	848
Total consumer	1,250	495	582	388

Total written-off	1,398	1,136	1,070	1,236

(in millions of euros)	Dutch GAAP
2003
Write-offs by industry

Agriculture, mining and energy	119
Manufacturing	195
Construction and real estate	41
Wholesale and retail trade	163
Transportation and communications	55
Financial services	179
Business services	100
Education, healthcare and other services	61
Total commercial	913
Consumer	430

Total private sector	1,343

The write-offs by Industries show a decrease of EUR 262 million consist of a decrease of EUR 493 in the Commercial portfolio and an increase of  EUR 755 million in the Consumer portfolio.

Non-performing sovereign risk exposure and related specific allowances

The following table sets out ABN AMRO’s non-performing sovereign risk exposure and related specific allowances at 31 December 2003 under Dutch GAAP.

(in millions of euros)	Dutch GAAP
at 31 December 2003
Sovereign risk exposure (1)

Sovereign risk/country risk exposure	338
Sovereign risk/country risk specific allowances	(215)
Loss account	34
Net exposure	157

Net exposure as a percentage of group capital	0.39%

(1)	Under IFRS, there are no specific allowances for sovereign risk. See the accounting policies section in ABN AMRO’s consolidated financial statements.

Potential credit risk loans

The tables below provide an analysis of ABN AMRO’s doubtful loans for each of the last five years. “Doubtful loans” are all loans classified as “doubtful” or “loss” for which in general a specific provision has been made, although doubtful loans can still be performing. The amounts are stated before deduction of the value of collateral held, the specific allowances carried and interest not recognised. As ABN AMRO is not required by Dutch regulations to classify loans as “non-accrual”, “accruing past due”, “restructured” and “potential problem” loans, as defined by the SEC, the tables below are based on available data.

(in millions of euros)	IFRS
	At 31 December
	2007	2006	2005	2004
Doubtful loans

Non-performing loans (1)
• The Netherlands	1,300	1,740	2,048	2,400
• Rest of Europe	461	3,940	628	864
• North America	777	719	933	1,402
• Latin America	904	657	834	375
• Rest of the World	398	232	293	296
Total non-performing loans	3,840	7,288	4,736	5,337

Other doubtful loans (2)
• The Netherlands	601	852	626	989
• Rest of Europe	26	13	14	24
• North America	37	6	153	152
• Latin America	274	256	68	27
• Rest of the World	4	5	2	5
Total other doubtful loans	942	1,132	863	1,197

Total doubtful loans	4,782	8,420	5,599	6,534

(1)
Under IFRS, “Non-performing loans” are doubtful loans for which there is objective evidence that not all contractually agreed amounts will be collected and for which an allowance for loan losses is established.

(2)	“Other doubtful loans” are potential problem loans on which ABN AMRO charges interest also on non-performing that is included in interest revenue.

(in millions of euros)	Dutch GAAP
at 31 December 2003
Doubtful loans

Non-accrual loans and non-performing loans (1)
• The Netherlands	1,041
• Rest of Europe	1,255
• North America	1,092
• Latin America	490
• Rest of the World	1,077
Total other doubtful loans	4,955

Doubtful, still accruing loans (2)
• The Netherlands	1,718
• Rest of Europe	68
• North America	442
• Latin America	143
• Rest of the World	82
Total accruing loans	2,453

Total doubtful loans	7,408

(1)
Under Dutch GAAP, “Non-performing loans” are doubtful loans that are placed on a non-accrual basis, which means that the contractual interest is no longer recognised in ABN AMRO’s income statement. Such unrecognised interest is then either (i) booked into a separate account, or (ii) if for administrative reasons it cannot be booked as a specific unpaid interest claim, it is booked directly into the specific allowance for loan losses. Cash receipts of interest on non-performing loans are only recorded as interest revenue if the principal has been fully collected.

(2)	“Accruing loans” are potential problem loans on which ABN AMRO continues to charge interest that is included in interest revenue

Restructured loans

The table below provides a breakdown of the restructured loans per geography.

(in millions of euros)	IFRS				Dutch GAAP
	At 31 December
	2007	2006	2005	2004	2003
Restructured loans

The Netherlands	407	315	18	–	–
Rest of the World	610	507	303	149	214

Total	1,017	822	321	149	214

Cross-border outstandings

ABN AMRO’s operations involve significant exposure in non-local currencies. Cross-border outstandings are based on the country of domicile of the borrower and are comprised of loans denominated in currencies other than the borrower’s local currency. Cross-border outstandings exceeding 1% of total assets at 31 December 2007, 2006, 2005 and 2004 are shown in the following tables. These figures are not netted for any legally enforceable written guarantees of principal or interest by domestic or other non-local third parties. At the dates below, there are no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal. The table does not include off-balance sheet items.

(in millions of euros, except percentages)	IFRS
	Percentage of total assets	Total amount	Banks	Government	Private sector
Cross-border outstandings

At 31 December 2007
United Kingdom	10.16	104,248	37,807	58	66,383
France	6.11	62,638	42,815	7,464	12,359
Germany	3.37	34,585	6,249	17,699	10,637
United States	2.56	26,212	10,184	3,731	12,297
Spain	2.19	22,419	12,748	1,228	8,443
Italy	1.65	16,958	6,317	6,288	4,353
Japan	1.14	11,642	559	6,486	4,597
Ireland	1.07	11,022	2,835	211	7,976
Belgium	0.86	8,806	2,505	2,718	3,583

At 31 December 2006
United Kingdom	6.14	60,590	33,250	637	26,703
France	5.35	52,817	31,904	7,177	13,736
Germany	4.19	41,313	12,348	23,463	5,502
United States	2.63	25,997	8,226	1,547	16,224
Italy	2.62	25,886	4,533	9,732	11,621
Spain	1.73	17,110	13,015	1,229	2,866
Japan	1.14	11,271	651	7,872	2,748
Ireland	0.95	9,372	1,882	268	7,222
Belgium	0.81	8,043	2,075	2,513	3,455

(in millions of euros, except percentages)	IFRS
	Percentage of total assets	Total amount	Banks	Government	Private sector
Cross-border outstandings

At 31 December 2005
United Kingdom	5.29	46,570	21,200	210	25,160
France	2.37	20,852	13,109	3,250	4,493
Germany	4.87	42,938	10,317	26,424	6,197
United States	2.59	22,771	3,915	3,361	15,495
Italy	2.49	21,920	6,240	11,532	4,148
Spain	1.99	17,546	11,949	2,516	3,081
Japan	2.38	20,982	305	17,935	2,742
Sweden	0.85	7,509	2,355	3,005	2,149
Ireland	0.80	7,017	3,574	557	2,886
Belgium	1.03	9,050	2,331	2,777	3,942

At 31 December 2004
United Kingdom	5.08	30,920	13,505	1	17,414
France	2.21	13,453	5,312	4,945	3,196
Germany	5.91	35,955	9,450	22,702	3,803
United States	2.21	13,424	3,746	3,004	6,674
Italy	2.09	12,716	3,678	5,295	3,743
Spain	1.14	6,690	2,457	2,474	2,029
Belgium	1.54	9,376	1,820	3,653	3,903
Sweden	1.39	8,478	1,699	4,183	2,596

Cross-Border Outstandings Between 0.75% and 1% of Total Assets

Cross-border outstandings to borrowers in countries in which such outstandings amounted to between 0.75% and 1% of total assets totalled EUR 8,806 million at 31 December 2007 (2006: EUR 17,415 million) and related to Belgium (2006: Ireland and Belgium).

Loan concentrations

One of the principal factors influencing the quality of ABN AMRO’s earnings and loan portfolio is diversification of loans by region, industry and borrower. A concentration exists when loans are made to borrowers, all of whom are subject to approximately the same effects from changes in economic conditions or other factors. Apart from previously disclosed positions on industries and region at 31 December 2007, there was no concentration of loans exceeding 10% of ABN AMRO’s total loans (gross).

Liabilities

Deposits and short-term borrowings are included in the balance sheet items Banks, Total customer accounts and Debt securities.

Deposits

The following table presents the average amount of and the average rate paid on each deposit category representing in excess of 10% of average total deposits during the three most recent fiscal years. All ABN AMRO’s demand deposits in the Netherlands reflected in the table below are interest-bearing. ABN AMRO does not have non-interest bearing demand deposits in the Netherlands in excess of 10% of average total deposits. The geographic allocation is based on the location of the office or branch where the deposit is made.

(in millions of euros)	2007		2006		2005
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate

Banks
The Netherlands
Time deposits (1)	61,740	4.2%	51,287	3.2%	37,325	3.6%
Demand deposits/Current account	8,823	3.9%	7,290	3.0%	4,119	3.4%

Foreign
Time deposits (1)	40,473	4.4%	38,005	4.2%	38,716	4.0%
Demand deposits/Current account	11,235	2.7%	11,845	2.8%	11,599	2.9%

Total customer accounts
The Netherlands
Saving accounts	50,602	3.1%	48,372	2.6%	46.259	2.8%
Time deposits	39,410	4.1%	32,475	3.9%	28,501	3.8%
Demand deposits/Current account	44,519	2.9%	43,186	2.2%	40,241	2.1%
Others	6,490	5.3%	11,044	3.4%	8,167	3.4%

Foreign
Saving accounts	21,681	6.0%	19,513	5.7%	15,894	4.6%
Time deposits (1)	75,982	5.9%	53,878	5.6%	53,144	5.3%
Demand deposits/Current account	34,533	2.9%	33,652	3.5%	31,486	2.9%
Others	7,931	5.0%	14,707	3.6%	13,208	5.2%

(1)
Includes ABN AMRO’s Eurodollar deposit activities and professional securities transactions. Time deposits are funds for which the original term, the period of notice and interest payable have been agreed with the counterparty.

Deposits of $100,000 or more

At 31 December 2007, deposits of $100,000 or more or the equivalent in other currencies, held in the United States, in time deposits and certificates of deposits by term remaining until maturity were:

(in millions of euros)	At 31 December 2007	At 31 December 2006

Deposits of $ 100,000 or more

3 months or less	2,294	10,350
More than 3 months but less than 6 months	52	3,607
More than 6 months but less than 12 months	56	2,946
Over 12 months	1,071	6,321

Total	3,473	23,224
Short-term borrowings

Short-term borrowings are borrowings with an original maturity of one year or less. These are included in ABN AMRO’s consolidated balance sheet under the items Banks, Total customer accounts and Debt securities. Categories of short-term borrowings for which the average balance outstanding during the preceding three fiscal years was equal to or greater than 30% of consolidated shareholders’ equity at 31 December, were included in the item Debt Securities and consisted of certificates of deposits and commercial paper. An analysis of the balance and interest rates paid on these short-term borrowings is provided below.

(in millions of euros, except percentages)	IFRS
	2007	2006	2005

Year-end balance	52,149	56,375	51,873
Average balance	52,966	55,494	44,878
Maximum month-end balance	59,185	58,771	55,905
Average interest rate during the year	4.8%	4.2%	2.6%
Average interest rate at year-end	5.6%	4.8%	2.9%

Trend Information

The composition of ABN AMRO's revenues and the structure of ABN AMRO's assets and liabilities are affected by changing economic conditions and changing conditions in financial markets. The first quarter of 2008 saw a continuation of some trends of the second half of 2007. The slowdown in the US economy intensified and economic data suggest that a recession may have started. The credit crisis also intensified in the first quarter of 2008. The Federal Reserve responded by lowering its interest rates very aggressively. In addition, cooperation between the Federal Reserve and other central banks dealing with liquidity problems on the money markets continued.

The US dollar declined against most other currencies. Yields on government bonds fell sharply. Due to the aggressive easing of monetary policy, the yield curve steepened, a process that had already started in 2007. On the other hand, credit spreads widened further, implying that private-sector borrowers did not see their borrowing costs fall in line with falling yields in the US Treasury market. Equity markets remained volatile and equity prices continued their downward trend.

The combination of problems in the economy and problems in the financial system makes even the near-term future more uncertain than usual. The economic climate is likely to remain difficult, although the US government's stimulus package should provide some support when it takes effect. Although financial markets have already priced in a very negative economic scenario, conditions on markets are likely to remain challenging. For a discussion of some of these challenges we invite investors to review our 'Risk Factors'.

Off-Balance Sheet Arrangements

ABN AMRO has no off-balance sheet entities or off-balance sheet arrangements that are reasonably likely to have a material adverse effect on liquidity or on the availability of or the requirement for capital resources, and ABN AMRO’s hedging activities are non-speculative. For a discussion of the impact of off-balance sheet commitments and contingent liabilities see Note 34 to ABN AMRO’s consolidated financial statements.

ABN AMRO shares

Authorised capital

(in euros)

4,000,000,400	Ordinary shares	of	EUR 0.56	2,240,000,224
4,000,000,000	Convertible financing preference shares	of	EUR 0.56	2,240,000,000
100,000,000	Convertible preference shares	of	EUR 2.24	224,000,000

				4,704,000,224

Issued shares at 31 December 2007

(in euros)

1,936,847,516	Ordinary shares	of	EUR 0.56	1,084,634,609
1,369,815,864	Convertible financing preference shares	of	EUR 0.56	767,096,884
44,988	(Formerly convertible) preference shares	of	EUR 2.24	100,773

Ordinary share key figures

(in euros)	2007	2006

Closing prices
• high	37.98	25.92
• low	24.20	20.46
• year-end	37.05	24.35

Earnings per share (1)	5.32	2.50
Fully diluted earnings per share	5.32	2.49
Payout ration in % (2)	–	46.0
Dividend per share	0.58	1.15
Dividend yield in % (year-end)	–	4.7
Net asset value per share (year-end)	16.04	12.73
Price/earnings ratio (year-end)	7.0	9.7
Price/net asset value in % (year-end)	231.0	191.3

1	Based on the average number of ordinary outstanding and adjusted for increases in share capital
2	Ratio of dividend to net earnings per share

Dividends on ordinary shares

	Entirely in cash (in EUR)	Or shares as % of face value	New shares (x 1,000)	Payout ratio
Dividends on ordinary shares

Interim dividend 1996	0.20	1.9% ordinary shares	8,968
Final dividend 1996	0.27	1.6% ordinary shares	14,697	45.4
Interim dividend 1997	0.24	1.4% ordinary shares	11,882
Final dividend 1997	0.30	1.3% ordinary shares	13,058	45.5
Interim dividend 1998	0.27	1.4% ordinary shares	13,451
Final dividend 1998	0.30	1.4% ordinary shares	14,046	46.9
Interim dividend 1999	0.30	1.2% ordinary shares	8,339
Final dividend 1999	0.50	2.2% ordinary shares	13,990	46.5
Interim dividend 2000	0.40	1.4% ordinary shares	14,293
Final dividend 2000	0.50	2.2% ordinary shares	19,508	55.2
Interim dividend 2001	0.45	2.3% ordinary shares	19,554
Final dividend 2001	0.45	2.2% ordinary shares	19,298	58.8
Interim dividend 2002	0.45	2.8% ordinary shares	25,068
Final dividend 2002	0.45	3.0% ordinary shares	23,599	59.2
Interim dividend 2003	0.45	2.8% ordinary shares	26,412
Final dividend 2003	0.50	3.0% ordinary shares	28,151	49.0
Interim dividend 2004	0.50	2.9% ordinary shares	28,855
Final dividend 2004	0.50	2.7% ordinary shares	32,334	40.8
Interim dividend 2005	0.50	2.6% ordinary shares	29,237
Final dividend 2005	0.60	2.8% ordinary shares	32,822	45.3
Interim dividend 2006	0.55	2.6% ordinary shares	30,488
Final dividend 2006	0.60	1.7% ordinary shares	18.204	46.0
Interim dividend 2007	0.58	–	–

Share buyback

The table below provides a breakdown of the share buybacks in 2007.

	Total numbers of shares purchased (1)	Average price paid per shares	Total numbers of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs

1 January 2007 to 31 January 2007	–	–	–	50,310,684
1 February 2007 to 28 February 2007	4,915,000	26.11	4,915,000	45,395,684
1 March 2007 to 31 March 2007	10,977,113	28.62	10,977,113	34,418,571
1 April 2007 to 30 April 2007	2,042,427	32.11	2,042,427	32,761,144
1 May 2007 to 31 May 2007	15,040,776	35.54	15,040,776	17,335,368
1 June 2007 to 30 June 2007	5,618,199	35.36	5,618,199	11,717,169
1 July 2007 to 31 July 2007	11,717,169	35.35	11,717,169	–
1 August 2007 to 31 August 2007	–	–	–	–
1 September 2007 to 30 September 2007	–	–	–	–
1 October 2007 to 31 October 2007	–	–	–	–
1 November 2007 to 30 November 2007	2,278,765	36.88	–	–
1 December 2007 to 31 December 2007	2,922,884	36.88	–	–

Total	55,512,333	33.28	50,310,684	–
1 Most purchases were spread over all working days of the months.

The total amount of repurchased shares did not exceed 10% of ABN AMRO’s issued capital in 2007.

During 2007, ABN AMRO repurchased a total of 55.5 million shares. On 12 February 2007, ABN AMRO announced the start of a EUR 1 billion share buyback programme. This buyback programme was completed in the first half of 2007 via the repurchase of 31.6 million shares. The neutralisation of the final stock dividend from 2006 resulted in the repurchase of a further 18.2 million shares. In addition, 0.5 million shares were repurchased to neutralise the impact of the exercising of staff options in the second half of 2006, and a further 5.2 million share in relation to a third party transaction. Below a schedule is included which shows the share buy back during the year 2006.

	Total numbers of shares purchased (1)	Average price paid per shares	Total numbers of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs

1 January 2006 to 31 January 2006	–	–	–	55,855,781
1 February 2006 to 28 February 2006	530,000	24.57	530,000	62,601,847
1 March 2006 to 31 March 2006	2,795,907	24.06	2,795,907	59,805,940
1 April 2006 to 30 April 2006	14,076,165	24.26	14,076,165	45,729,775
1 May 2006 to 31 May 2006	7,965,000	22.41	7,965,000	37,764,775
1 June 2006 to 30 June 2006	–	–	–	37,764,775
1 July 2006 to 31 July 2006	–	–	–	37,764,775
1 August 2006 to 31 August 2006	10,835,000	21.36	10,835,000	59,697,288
1 September 2006 to 30 September 2006	8,770,000	21.96	8,770,000	50,927,288
1 October 2006 to 31 October 2006	14,431,794	23.18	14,431,794	36,495,494
1 November to 30 November 2006	22,941,131	22.94	22,941,131	13,554,363
1 December 2006 to 31 December 2006	13,554,363	23.53	13,554,363	–

Total	95,899,360	22.98	95,899,360	–

(1)	Most purchases were spread over all working days of the months.

In 2005 ABN AMRO has publicly announced several plans to buy back its own shares:

•	Shares of a total amount of EUR 600 million to be bought back by 30 June 2006 were announced on 14 December 2005.
•
Shares, issued in conjunction with the interim dividend 2006, to be repurchased by 31 December 2006, in order to neutralise the dilutive effect of the stock dividend. This was announced on 14 December 2005.

•	Shares issued as a result of the exercise of staff options in 2006 to be repurchased by 31 December 2006. This was announced on 9 February 2006.
•	Shares of a total amount of EUR 750 million to be repurchased by 31 December 2006. This was announced on 15 August 2006.

Market capitalisation

(year-end, in millions of euros)	2007	2006	2005

Ordinary shares (outstanding)	68,325	45,140	41,483
Convertible financing preference shares	760	767	767
(Formerly convertible) preference shares	1	1	1

	69,086	45,908	42,251

Market capitalisation as % of capitalised value of all listed Dutch ordinary shares	10.56%	8.00%	7.90%

Daily ordinary share turnover in 2007

(in thousands)	Euronext Amsterdam	NYSE (ADRs)

High	130,411	9,490
Low	16	1
Average	18,616	833

Trading markets

At 31 December 2007 the ordinary shares of ABN AMRO Holding N.V. were listed on the stock exchanges of Amsterdam and New York. With effect from 26 April 2007, ABN AMRO ordinary shares delisted from Eurolist by Euronext Brussels and with effect from 11 June 2007, ABN AMRO ordinary shares were delisted from Eurolist by Euronext Paris.

On the New York Stock Exchange the shares are available in the form of American Depositary Shares represented by American Depositary Receipts (ADRs), each ADR representing one ordinary share. At 31 December 2007, 23,540 ADRs were outstanding, compared with 65,388,677 at year-end 2006.

The depositary receipts for the convertible financing preference shares are not listed. The (formerly convertible) preference shares are listed on the Euronext Amsterdam.

In 2007, the number of ordinary shares outstanding decreased by 9.7 million from 1,853.8 million to 1,844.1 million. This decrease was the result of a share buy back (55.5 million) partly offset by dividend payments in stock (18.2 million) and exercise of staff options (27.6 million).

The time-weighted average number of ordinary shares issued outstanding amounted to 1,851.3 million (2006: 1,882.5 million). In calculating the time-weighted average, new shares are counted on a pro-rata basis from the date of issue.

The number of convertible financing preference shares issued remained unchanged at 1,369,815,864, each with a face value of EUR 0.56. At year-end 2007 13.3 million shares were bought-back, so the number of shares outstanding amounted to 1,356.5 million. Conversion of these shares into ordinary shares may take place in certain conditions (for details please refer to our website). The number of (formerly convertible) preference shares issued and outstanding remained unchanged at 44,988, each with a face value of EUR 2.24.

Staff options carry entitlement to the numbers of ordinary shares stated in the table.

Market price information

The following table sets out, for the periods indicated, the high and low closing prices for Ordinary Shares as reported in the Official Price List of the Euronext Amsterdam Stock Exchange and the high and low prices for the American Depositary Shares on the New York Stock Exchange. Differences in the rate of change between the prices of Ordinary Shares and the prices of American Depositary Shares for the periods indicated are attributable principally to fluctuations in the US dollar-Euro exchange rate.

Market price information

	Ordinary shares		American Depositary shares
	High	Low	High	Low
	(in euro)		(in USD)
Year:
2007	37.98	24.20	54.51	30.63
2006	25.92	20.46	32.60	25.57
2005	22.34	18.27	27.86	22.95
2004	19.79	16.47	26.65	19.67
2003	18.88	11.93	23.48	13.39
2002	22.78	10.45	20.32	10.54

Period:
Feb 2008	38.44	37.10	57.99	54.65
Jan 2008	37.81	36.15	57.17	52.72
Dec 2007	37.10	35.90	54.51	51.69
Nov 2007	36.86	36.00	54.46	51.91
Oct 2007	37.98	37.31	54.24	52.98
Sept 2007	36.95	33.09	52.50	45.82

2007 First quarter	32.75	24.20	42.77	30.63
Second quarter	36.75	32.10	49.21	41.78
Third quarter	37.15	31.85	52.50	43.00
Fourth quarter	37.98	35.90	54.51	51.69

2006 First quarter	25.92	21.62	31.34	26.17
Second quarter	24.98	20.56	30.93	25.57
Third quarter	23.00	20.46	29.22	25.75
Fourth quarter	24.72	22.53	32.60	28.93

Ownership

On 17 October 2007 ABN AMRO Holding N.V. was taken over by a consortium of banks, including The Royal Bank of Scotland Group, Santander and Fortis. At year-end of 2007 the consortium owned 99.04% of all ordinary shares or 99.34% of total share capital issued.

Trust Office

The Stichting Administratiekantoor Preferente Financieringsaandelen ABN AMRO Holding (“Trust Office”) is a non-membership organisation, i.e. an entity without shareholders or other members that is similar to a trust or foundation, with a self-appointed Board, organised under the laws of the Netherlands.

It has been decided that the Trust Office will be liquidated after cooperating in the exchange of the depositary receipts for the convertible financing preference shares and in the judgement regarding the squeeze-out proceedings and subsequent payment to the holders through the Trust Office. The depositary receipts acquired by RFS Holdings have already been exchanged for convertible financing preference shares.

At 31 December 2007, the members of the Board of the Trust Office were:

Name	Occupation

J.H. Ubas (Chairman)	Former Investment Manager of ING Groep N.V.
J.M. Overmeer	Member of the Managing Board of Aegon Nederland N.V.
C.W.H. Bruggeman	Former Managing Director Corporate Finance of ABN AMRO Bank N.V,

None of the members of the Board of the Trust Office have any managerial or other material relationship with ABN AMRO Holding N.V. or its subsidiaries or other Group companies.

Stock exchange listings

At 31 December 2007 the ordinary shares of ABN AMRO Holding N.V. were listed on the stock exchanges of Amsterdam and New York.

On the New York Stock Exchange the shares are available in the form of American Depositary Shares represented by American Depositary Receipts (ADRs), with each ADR representing one ordinary share. On 31 December 2007, 23,540 ADRs were outstanding, compared with 65,388,677 at year-end 2006.

The depositary receipts of convertible financing preference shares are not listed. The (formerly convertible) preference shares are listed on the Euronext Amsterdam.

Development of share capital

In 2007, the number of ordinary shares outstanding decreased by 9.7 million from 1,853.8 million to 1,844.1 million.

The time-weighted average number of ordinary shares outstanding amounted to 1,851.3 million (2006: 1,882.5 million). In calculating the time-weighted average, new shares are counted on a pro-rata basis from the date of issue.

The number of convertible financing preference shares remained unchanged at 1,369,815,864, each with a face value of EUR 0.56. Conversion of these shares into ordinary shares may take place in certain conditions (for details please refer to our website). The number of (formerly convertible) preference shares remained unchanged at 44,988, each with a face value of EUR 2.24.

Dividend policy

The interim dividend has been paid to the shareholder.

Depositary receipts for preference shares

At year-end 2007, 1,369.8 million depositary receipts for convertible financing preference shares of EUR 0.56 face value each were outstanding. Holders of convertible financing preference shares receive an annual cash dividend of EUR 0.02604 per share, representing 4.65% of the face value of EUR 0.56. The dividend percentage on the convertible financing preference shares and depositary receipts for convertible financing preference shares has been fixed at 4.65%, as of 30 September 2004. As from 1 January 2011, and every ten years thereafter, the dividend percentage will be adjusted in line with the arithmetic mean of the ten-year euro denominated interest rate swaps, plus a surcharge of not less than 25 nor more than 100 basis points, depending on the prevailing market conditions.

On 31 December 2007, 44,988 (formerly convertible) preference shares of EUR 2.24 face value each were outstanding. These shares qualify for an annual cash dividend of EUR 0.95, which represents 3.3231% of the paid-up amount on issue (EUR 28,588.15), as of 1 January 2004. As from 1 January 2014, and every ten years thereafter, the dividend percentage will be adjusted in line with the redemption yield on Dutch government bonds with an original or remaining term to maturity of nine to ten years, plus an increment or less a reduction of no more than 100 basis points.

Major shareholders

The Dutch Act on the Disclosure of Major Holdings and Capital Interests in Securities-Issuing Institutions (the Act) came into effect on 1 October 2006 with respect to the notification requirements for investors. The Act was subsequently included in the new Financial Supervision Act, which came into effect on 1 January 2007.

The Act implements a number of provisions of the EU Transparency Directive in Dutch law. The Act aims to increase the transparency of interests held in a company that is admitted to trading on a regulated market and simplify the procedure for notifying such interests. With this objective in mind the Act requires an investor to notify the Netherlands Authority for the Financial Markets (AFM) upon actively reaching or crossing a threshold in respect of its shareholding or voting rights, as a result of the acquisition or disposal of shares.

Depositary receipts of preference shares are issued by the Trust Office. The Trust Office held 16,697,030 preference shares, 100% of the outstanding preference shares, at year-end 2007.

Although the Trust Office holds preference shares representing 0.5159% of the total capital of the newly issued financing preference capital on the basis of nominal issued share capital outstanding on 31 December 2007, the actual voting power that can be exercised on the (depositary receipts of) preference shares is approximately 0.0148% of our total issued capital.

RFS Holdings

RFS Holdings B.V., is a Dutch holding company controlled by RBS, Fortis and Santander. RBS, Fortis and Santander, acquired a controlling interest in ABN AMRO pursuant to an offer under which RFS Holdings acquired a majority of the outstanding shares of Holding. The offer became unconditional on 10 October 2007 and was settled on 17 October 2007.

Statutory squeeze out

On 22 November 2007 RFS Holdings has instigated squeeze-out proceedings pursuant to article 2:92a of the Dutch Civil Code by serving a writ on the minority shareholders of the ordinary shares, the formerly convertible preference shares and the (depositary receipts of the) convertible financing preference shares. The Enterprise Chamber of the Amsterdam Court of Appeal has been requested to set the price of the ordinary shares at EUR 37.78 per share, the price of the formerly convertible preference shares at EUR 27.65 per share and the price of the convertible financing preference shares at EUR 0.59 each to be increased with statutory interest as from 17 October 2007. The timing of the judgement is uncertain but it is expected that it will be obtained during the course of 2008.

Memorandum and Articles of Association

The description set out below is a summary of the material information relating to Holding’s share capital, including summaries of certain provisions of the Articles of Association and applicable Dutch law in effect at the relevant date. The Articles of Association were last amended by a notarial deed executed by Mr R.J.C. van Helden, civil law notary in Amsterdam, on 9 June 2005. The certificate of no objection of the Ministry of Justice on the amendments to the Articles of Association was issued by the Ministry of Justice under the number N.V. 385.573.

Share Capital

Under the Articles of Association, the authorised share capital of Holding amounts to EUR 4,704,000,224 nominal value. It consists of (1) four billion and four hundred Ordinary Shares, nominal value EUR 0.56 each, (2) one hundred million preference shares convertible into Ordinary Shares, or Convertible Preference Shares, nominal value EUR 2.24 each, subdivided into one series of twenty million shares and eight series of ten million shares, and (3) four billion financing preference shares convertible into Ordinary Shares, or Preference Shares, nominal value EUR 0.56 each, subdivided into one series of one billion six hundred million shares and six series of four hundred million shares.

Issuance of Shares Note

The Managing Board may be authorised by resolution of the General Meeting of Shareholders to issue from time to time Ordinary Shares, Preference Shares and Convertible Preference Shares (or to grant rights to take up such classes of shares). This authority is subject to the prior approval of the Supervisory Board and at the present time is – among other restrictions – further limited to an overall maximum of 10% of the issued capital of Holding in issue as at 26 April 2007, and provided in general that the price is not below par. The current authority of the Managing Board to issue shares of capital stock will terminate on 31 October 2008 unless extended by the General Meeting of Shareholders of Holding in accordance with the Articles of Association, in each instance for a period not exceeding five years. In the event that the authority of the Managing Board to issue shares of capital stock terminates, the issuance of shares of capital stock would require a resolution of the General Meeting of Shareholders, following a proposal by the Managing Board, which is subject to the prior approval of the Supervisory Board. The Managing Board is also currently authorised by the General Meeting of Shareholders to restrict or exclude pre-emptive rights with respect to Ordinary Shares and Convertible Preference Shares and the granting of rights to acquire such shares. Only holders of Ordinary Shares are entitled to pre-emptive rights.

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

Holders of Convertible Preference Shares are entitled to four votes per Convertible Preference Share. The holders of Convertible Preference Shares are entitled to preferred dividends in such amounts as are provided for in the Articles of Association and have certain preferential rights upon liquidation. See “Dividends” and “Liquidation Rights,” respectively below.

Preference Shares

The (depositary receipts of) Preference shares are administered by a trust office, “Stichting Administratiekantoor Preferente Financieringsaandelen ABN AMRO Holding” (the Trust Office). As RFS Holdings has acquired nearly all of the preference shares, the Trust Office held only 16,697,030 preference shares at year-end 2007. The Trust Office has issued depositary receipts held by it evidencing ownership interest in preference shares to the beneficial owners thereof. The Preference Shares have the same nominal value as the Ordinary Shares, at EUR 0.56 each. The Preference Shares are issued in registered form. The voting rights on the Preference Shares, although formally with the Trust Office, are exercised in practice by the depositary receipt holders, as voting proxies will be issued to the depositary receipt holders by the Trust Office under all circumstances. In principle, the Trust Office will not exercise its voting rights. The voting rights will be calculated on the basis of the equity participation of the (depositary receipts of the) Preference Shares in proportion to the value of the Ordinary Shares. Voting rights on Preference Shares granted to a depositary receipt holder by proxy will correspond to the amount of depositary receipts held by the depositary receipt holder in relation to the stock price of the Ordinary Shares at the close of the last trading day of Euronext Amsterdam in the month preceding the convocation of the shareholders meeting. There are no limitations, either under Dutch law or in the Articles of Association, on the right of non-residents of the Netherlands to hold or vote Preference Shares. Each Preference Share entitles the holder thereof to preferred dividends in an amount as is provided for in the Articles of Association. The holders of the receipts are entitled to receive dividends in an amount equal to any dividends received on the Preference Shares by the Trust Office. Each Preference Share has certain preferential rights upon liquidation.

Rights of shareholders

With effect from June 2005, ABN AMRO Bank has changed from applying the full large company regime to applying the large company regime in its mitigated form. This means that the Managing Board of ABN AMRO Bank, like its Supervisory Board, is appointed by its shareholder, Holding.

Holding’s Articles of Association allow for a number of provisions based on the legislative changes in recent years that have given shareholders broader powers. These include, subject to certain conditions, the right of shareholders and/or holders of depositary receipts representing at least 1% of the economic value of the share capital, or a block of shares representing a market value of at least EUR 50,000,000, to request that additional items be included on the agenda of the annual General Meeting of Shareholders. One consequence of shareholders’ increasing influence is that the shareholders of Holding are entitled to approve decisions made by the Managing Board that would lead to an important change in the identity or character of our company or business. This applies in any case to resolutions concerning a) the transfer of (almost) the entire business of the company to a third party; b) entering into or breaking off a long-term cooperation; or c) acquiring or disposing of participating interests with a value of at least of one-third of the sum of assets. The General Meeting of Shareholders must also adopt the remuneration policy for the Managing Board and approve the share and option plans for the Managing Board.

The rights of shareholders set out in this summary derive from ABN AMRO's Articles of Association and Dutch law. Any amendment to the Articles of Association must be proposed by the Managing Board, which is subject to the approval of the Supervisory Board, and approved by a majority vote of the shareholders.

Meetings of shareholders

General Meetings of Shareholders are required to be held in Amsterdam, The Hague, Rotterdam, Utrecht or Haarlemmermeer (Schiphol). Annual meetings must be held within six months of the end of the financial year. In addition, General Meetings of Shareholders are held as deemed necessary by the Managing Board or Supervisory Board and when required by law or by the Articles of Association.

General Meetings of Shareholders shall be convened by the Managing Board or Supervisory Board or as determined by law. The invitation to the General Meetings of Shareholders must be issued no later than fifteen days before the meeting and must state the items to be discussed or indicate that shareholders can inspect the items at ABN AMRO's offices. Proposals relating to reducing the share capital or amending the Articles of Association must be included in the invitation. Notices calling meetings must be published in at least one daily national newspaper and on the Official List of Euronext Amsterdam. Each shareholder, each usufructuary or pledgee of shares holding voting rights, as well as each depositary receipt holder is entitled to attend the General Meeting of Shareholders and to speak and, where applicable, to vote, either in person or by proxy granted in writing. The Managing Board may set the record date, which may not be earlier than thirty days before the meeting, to determine which holders of shares or depositary receipts that are entitled to attend and vote at the meeting on the nominated record date. Supervisory Board and Managing Board members are entitled to attend and speak at the General Meeting of Shareholders which is chaired by the Chairman of the Supervisory Board.

Voting at the annual shareholders’ meeting is principally related to the adoption of the annual accounts of Holding, the adoption of the proposed dividend per Ordinary Share (See “Dividends” below) and the discharge of the members of the Managing Board and Supervisory Board. In addition to the adoption of the remuneration policy for members of the Managing Board, the shareholders may also appoint the auditors that are required by law. If they do not do this, the Supervisory Board must do so. In addition, shareholders of Holding are entitled – within the framework of the Articles of association – to appoint, reappoint, suspend or dismiss members of the Managing Board and Supervisory Board.

Meetings of classes of shareholders

Meetings of holders of Convertible Preference Shares and Preference Shares of a particular class must be held as frequently as is required by any provision of the Articles of Association or as deemed necessary by the Managing Board or the Supervisory Board.

Dividends

Subject to certain exceptions, dividends may only be paid out of profits, as set out in the annual financial statements of Holding. Distributions may not be made if the distribution would reduce shareholders’ equity below the sum of the paid up capital and the reserves required by Dutch law or the Articles of Association. For more information on profit appropriation please refer to page 235.

Shareholders’ Pre-emptive Rights

Subject to certain exceptions, upon the issuance of Ordinary Shares or Convertible Preference Shares, holders of Ordinary Shares have pre-emptive rights to subscribe for new issuances in proportion to their holdings.

The Managing Board, subject to the approval of the Supervisory Board, may be authorised by the General Meeting of Shareholders to restrict or exclude pre-emptive rights with respect to the Ordinary Shares and Convertible Preference Shares (and the granting of rights to acquire such shares) if the shareholders have delegated the authority to issue these shares (and these rights) to the Managing Board. The current authority of the Managing Board to restrict or exclude pre-emption rights is limited in accordance with the authorisation to issue shares (and rights) up to an overall maximum of 10% of the issued capital of Holding in issue as at 26 April 2007. This authority will terminate on 31 October 2008 unless extended by the General Meeting of Shareholders of Holding in accordance with the Articles of Association, in each instance for a period not exceeding five years.

Acquisition by the Holding of its Own Shares

ABN AMRO Holding may acquire fully paid-up shares of any class of its capital for a consideration, subject to certain provisions of Dutch law and the Articles of Association, if: (1) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up capital and any reserves required by Dutch law or the Articles of Association and (2) Holding and its subsidiaries would thereafter not hold shares with an aggregate nominal value exceeding one-tenth of Holding’s issued share capital. Any shares held by the Holding in its own capital may not be voted.

An acquisition by Holding of fully paid-up shares of any class of its capital for a consideration may be effected by the Managing Board, subject to the approval of the Supervisory Board. Such acquisitions by Holding of shares in its own capital require the General Meeting of Shareholders of Holding to grant the Managing Board the authority to effect such acquisitions. This authority may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which the shares may be acquired and the price limits within which shares may be acquired. On 27 April 2007, the Annual General Meeting of Shareholders granted this authority to the Managing Board for a period of 18 months. Under this authorisation, the maximum number of shares that can be acquired cannot exceed the maximum amount authorised by law (currently 10%) of the issued share capital at the time of acquisition. No authority is required for the acquisition by Holding of shares in its own capital for the purpose of transferring the shares to employees of Holding or any of its subsidiaries in accordance with any arrangements applicable to such employees, provided that the shares are included in the price list of a stock exchange.

Capital Reduction

Upon a proposal from the Managing Board, subject to the approval of the Supervisory Board, the General Meeting of Shareholders of Holding may resolve to reduce the issued share capital of Holding through a cancellation of shares or by a reduction of the nominal amount of the shares by amendment of the Articles of Association. The resolution of the General Meeting of Shareholders requires a majority of at least two-thirds of the votes cast if less than half of the issued share capital is present or represented at the meeting. A resolution to cancel may only relate to shares hold by Holding or with due observance of the provisions of Book 2 of the Netherlands Civil Code to all shares of a class. In addition to the approval of the General Meeting of Shareholders, any reduction in the share capital of Holding also requires the prior or simultaneous approval of each class of shares to which the capital reduction relates.

The Articles of Association provide for the conditional cancellation of the Preference Shares issued pursuant to the resolution passed by the Extraordinary General Meeting of Shareholders on 25 August 2004.

Liquidation Rights

In the event of the dissolution and liquidation of Holding, the assets remaining after payment of all debts are to be distributed (1) to the holders of the Preference Shares and the Convertible Preference Shares on a pro rata basis, in an amount equal to all dividends accrued from the beginning of the most recent full financial year through to the date of payment, and then the nominal amount of the Preference Shares or the amount paid in on the Convertible Preference Shares, respectively, and (2) to the holders of Ordinary Shares on a pro rata basis.

Exchange Controls

There are no limitations under the laws of the Netherlands or in the Articles of Association of Holding, as currently in effect, on the rights of non-residents or foreign owners, as such, to hold or vote Ordinary Shares. However, a declaration of no-objection from the Dutch Central Bank (or the Dutch Minister of Finance) is required for any person or entity, irrespective of residence, to hold 10% or more of the issued share capital or voting rights in Holding. In addition, certain notification requirements apply to shareholders exceeding or falling below such levels. Moreover, under the new Dutch Financial Supervision Act a holder is required to disclose its holding if the percentage of its interest is within a certain range. See “Item Major Shareholders and Related Party Transactions – Major Shareholders”.

There are currently no exchange controls in effect in the Netherlands, although the Dutch External Financial Relations Act of 25 March 1994 does authorise the Minister of Finance or the Dutch Central Bank to issue such regulations. Cash dividends payable in Euros and stock dividends on Netherlands registered shares and bearer shares may be transferred from the Netherlands and converted into any other currency without Dutch legal restrictions. For statistical purposes, the sum of such payments and transactions are reported by us to the Dutch Central Bank.

There are currently no other limitations under Dutch law affecting the remittance of dividends or other payments to non-resident holders of Holding securities, other than those imposed by the EU and/or, as the case may be, Dutch sanctions.

Code of ethics

The standards of ethical conduct that ABN AMRO expects from its employees are set out in ABN AMRO’s Corporate Values and Business Principles. We believe the Business Principles address the standards necessary to comprise a code of ethics for the purposes of section 406 of the Sarbanes-Oxley Act.

The Business Principles are applicable to all our employees, including the Chairman of the Managing Board, the Chief Financial Officer and other senior financial officers. All employees are accountable for their adherence to the Business Principles. Suspected violations of the Business Principles may be reported in accordance with ABN AMRO’s employee whistleblowing policy. The employee whistleblowing policy provides employees with clear and accessible channels for reporting suspected malpractice, including a direct channel to the Audit Committee of the Supervisory Board.

The Business Principles are accessible at www.abnamro.com. A copy of our Business Principles is also available upon request, free of charge, by writing or telephoning us at:

ABN AMRO
P.O. Box 283
1000 EA  Amsterdam
The Netherlands
Tel: +31 20 6287835

Stock Option Programs

ABN AMRO has stock option programs under which employees of the bank’s operating divisions and support functions located in the Netherlands may receive stock option grants in lieu of cash profit-sharing. In addition, a stock option program for senior management grants a number of options to acquire ordinary shares each year to approximately 4,000 employees and Senior Executive Vice Presidents of the Bank, with the level of grants based on seniority. The exercise price of options under these programs is equal to the average of the high and low quoted price of the ordinary shares on the Euronext Amsterdam on the date of the grant. Under its stock option programs, ABN AMRO may issue new shares or shares purchased by the bank in the open market. Depending on the stock option program, the options are fully vested on the date of the grant and are exercisable during specified ‘window periods’ for a period of either five years or seven years. Options granted after 26 June 1998 are, in accordance with tax rules, exercisable during specified ‘window periods’ during the fourth through seventh years after the option is granted.

TAXATION

The following is a summary of the material Dutch tax and US federal income tax consequences to US Shareholders, as defined below, of purchasing, owning and disposing of Ordinary Shares or American Depositary Shares of Holding. However, this does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The descriptions of the Dutch tax laws and US federal income tax laws and practices set forth below are based on the statutes, treaties, regulations, proposed regulations, rulings, judicial decisions and other authorities as at the date of writing, all of which are subject to change, retroactively as well as prospectively.

For the purposes of this summary, a “Shareholder” is a beneficial owner of Ordinary Shares or American Depositary Shares that does not own a “substantial interest” or a “deemed substantial interest” in Holding. The circumstances under which a “substantial interest” exists include where a holder alone or together with his/her spouse, or any other of their close relatives holds/hold at least 5% of the issued share capital, at least 5% of any class of shares or options giving the right to acquire at least 5% of the issued share capital or any class of shares of Holding. For the purposes of this summary, a “US Shareholder” is a beneficial owner of Ordinary Shares or American Depositary Shares that is, for US federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organised in or under the laws of the United States or any of its political subdivisions, or (iii) an estate or trust the income of which is subject to US federal income taxation regardless of its source.

Dutch taxation

In general, for Dutch tax purposes, beneficial owners of American Depositary Shares will be treated as the beneficial owners of the Ordinary Shares represented by such American Depositary Shares.

Withholding tax on dividends

The Netherlands imposes a withholding tax on any distribution of dividends at a statutory rate of 15% as of 1 January 2007, which does not apply to any distribution of stock dividends paid out of the share premium account of Holding recognised as such for Dutch tax purposes.

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

The current convention between the Netherlands and the United States for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income, which is known as the 1992 Treaty, became effective as from 1 January 1994.

A US Shareholder can only claim the benefits of the 1992 Treaty if such person is a resident of the United States, as defined in the 1992 Treaty, and such person’s entitlement to such benefits is not limited by the limitation on benefits provisions of Article 26 of the 1992 Treaty (treaty shopping rules). As of 1 January 2007 the domestic dividend withholding tax rate is decreased from 25% to 15%. The new rate equals the 1992 Tax Treaty rate (in general) so US Shareholders will no longer need to file requests and documents in order to obtain a (partial) exemption or refund.

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

Gift, estate and inheritance tax

No gift, estate or inheritance tax is payable in the Netherlands on a gift of Ordinary Shares or American Depositary Shares by, or upon the death of, a Shareholder neither resident nor deemed resident in the Netherlands, unless the Shareholder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which or to whom the Ordinary Shares or American Depositary Shares are attributable.

United States federal income taxation

The following discussion of material US federal income tax considerations applies only to US Shareholders who hold Ordinary Shares or American Depositary Shares as capital assets for US federal income tax purposes and it does not address special classes of holders, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and certain traders in securities or foreign currencies;

•	persons holding Ordinary Shares or American Depositary Shares as part of a hedge, straddle, conversion or other integrated transaction;

•	persons whose functional currency for US federal income tax purposes is not the US dollar;

•	partnerships or other entities classified as partnerships for US federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organisations;

•	persons holding Ordinary Shares or American Depositary Shares that own or are deemed to own ten percent or more of Holding’s voting stock; or

•	persons who acquired Ordinary Shares or American Depositary Shares pursuant to the exercise of any employee stock option or otherwise as compensation.

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

In general, if a US Shareholder owns American Depositary Shares, it will be treated as the owner of the underlying Ordinary Shares represented by those American Depositary Shares for US federal income tax purposes. Accordingly, no gain or loss will be recognised if a US Shareholder exchanges American Depositary Shares for the underlying Ordinary Shares represented by those American Depositary Shares.

The US Treasury has expressed concerns that parties to whom American depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for US holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate US holders. Accordingly, the analysis of the creditability of Dutch taxes and the availability of the reduced tax rates for dividends received by certain non corporate US Shareholders, each described below, could be affected by actions that may be taken by parties to whom American Depositary Shares are pre-released.

This discussion assumes that Holding was not a passive foreign investment company for its 2007 taxable year. See “–Passive foreign investment company rules” below.

Taxation of distributions

Distributions paid on Ordinary Shares or American Depositary Shares (other than certain pro rata distributions of Ordinary Shares) will constitute foreign-source dividend income to the extent they are paid out of Holding’s current or accumulated earnings and profits as determined under US federal income tax principles. Because Holdings does not maintain calculations of its earnings and profits under US Federal income tax principles, it is expected that distributions will generally be reported to US holders as dividends. The amount of this dividend will include any amounts withheld in respect of Dutch taxes. Subject to applicable limitations that may vary depending upon a US Shareholder’s individual circumstances and the discussion above regarding concerns expressed by the US Treasury, dividends paid to certain non-corporate US Shareholders in taxable years beginning before 1 January 2011 will be taxable at a maximum tax rate of 15%. Non-corporate US Shareholders should consult their own tax advisers to determine whether they are subject to any special rules that limit the availability of these rates. Dividends will not be eligible for the dividends-received deduction generally allowed to corporate US Shareholders.

Dividends paid in Euros will be included in a US Shareholder’s income in a US dollar amount calculated by reference to the exchange rate in effect on the date of the US Shareholder’s (or in the case of American Depositary Shares, the Depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on the date of receipt, the US Shareholder generally should not be required to recognise foreign currency gain or loss in respect of the dividend income. A US Shareholder may have foreign currency gains or losses if the amount of such dividend is not converted into US dollars on the date of its receipt.

Dutch taxes withheld from dividends on Ordinary Shares or American Depositary Shares will generally be creditable against a US Shareholder’s US federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon the US Shareholder’s circumstances and the discussion above regarding concerns expressed by the US Treasury. However, the Dutch withholding tax will not be creditable against the US Shareholder’s US federal income tax liability to the extent that Holding is allowed to reduce the amount of dividend withholding tax paid over to the Dutch tax authorities by crediting non-Dutch withholding tax imposed on certain dividends previously paid to Holding. See “–Dutch taxation–Withholding tax on dividends” above for a discussion of circumstances in which Holding may credit non-Dutch withholding tax against Dutch withholding tax imposed on a dividend paid by Holding. Upon request, Holding will endeavour to provide to its US Shareholders with information regarding the extent to which the Dutch withholding tax on US Shareholders’ dividends may be affected by the issues described above.

The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex so a US shareholder should consult its own tax advisor regarding the availability of foreign tax credits in its particular circumstances. Instead of claiming a credit, a US Shareholder may, at its election, deduct Dutch withholding taxes in computing taxable income, subject to generally applicable limitations under US law.

Sale or other disposition of Ordinary Shares or American Depositary Shares

For US federal income tax purposes, gain or loss realised on the sale or other disposition of Ordinary Shares or American Depositary Shares will be capital gain or loss, and will be long-term capital gain or loss if the US Shareholder held the Ordinary Shares or American Depositary Shares for more than one year. The amount of a US Shareholder’s gain or loss will be equivalent to the difference between the amount realised on the sale or other disposition and its tax basis in the Ordinary Shares or American Depositary Shares disposed of, determined in US dollars. Such gain or loss will generally be US-source gain or loss for foreign tax credit purposes.

Passive foreign investment company rules

Based upon certain management estimates and proposed Treasury regulations, which are proposed to be effective generally for taxable years beginning after 31 December 1994, Holding does not believe it was a passive foreign investment company for its 2007 taxable year. If Holding were a passive foreign investment company for any taxable year, certain adverse tax consequences could apply to US Shareholders.

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

Central Works Council

Introduction

In its role as representative of the staff in the Netherlands region, the Central Works Council (CWC) was intensively concerned last year with the consequences of the acquisition of the bank by the consortium. Particularly in the run-up to the acquisition, and also after it took place, the CWC engaged in informal sessions with executives of the Consortium to explore the rationale for the purchase and break-up of ABN AMRO, with a view to drawing up an “unsolicited” report on the proposed transition and separation of the bank.

During the General Meeting of Shareholders on 26 April 2007 and the Extraordinary General Meeting of Shareholders on 20 September 2007, CWC chairman Sacha Scholten asked shareholders to consider the interests of the staff of the bank. The CWC also strongly advocated the interests of all stakeholders – alongside those of shareholders – to the Dutch Central Bank (DNB) and the Ministry of Finance, by presenting a petition on behalf of all ABN AMRO staff to the Dutch Finance Minister Wouter Bos on 6 June 2007. This resulted in public statements from the Minister in several media, in which he emphasised the role and importance of the CWC as a representative of the staff and their interests.

The dialogue with the two Managing Board members with responsibility for liaising with the CWC, Messrs. Boumeester and Teerlink, took place in an open and constructive manner despite the considerable and sometimes conflicting and considerable interests of both the Managing Board and the CWC.

High Performance Organisation workshops

In early March the CWC, together with the Managing Board and the Supervisory Board, organised a number of workshops based on the theme of the “high performance organisation”. This theme was in line with the Managing Board’s ambition to continue the development of the organisation, management and staff and raise performance to a level that sets the bank apart.

Meetings with the Managing Board and Supervisory Board

The Central Works Council held consultations with management (Huibert Boumeester until 1 August 2007 and with Ron Teerlink from then onwards) on 11 occasions during the year under review. In accordance with the covenant entered into with the CWC in 2003, four Supervisory Board members – Louise Groenman and Gert-Jan Kramer, André Olijslager and Anthony Ruys – attended a number of these meetings by rotation.

In the first half of 2007, the Central Works Council held a number of constructive discussions with the Chairman of the Supervisory Board, Arthur Martinez, on the proposed merger with Barclays and the plans and consequences of a takeover by the consortium. The CWC also discussed Louise Groenman’s replacement with Arthur Martinez. Ana Maria Llopis Rivas was appointed to succeed Louise Groenman.

On 26 and 27 July 2007, meetings were held between the Central Works Council and the Supervisory Board members David Baron De Rothschild, Marcus Pratini de Moraes, Paolo Scaroni and Lord Sharman of Redlynch to discuss their reappointment. Following the takeover by the Consortium these Supervisory Board members stepped down, as did Gerhard Randa.

They were succeeded by Jean-Paul Votron, Juan Rodriquez-Inciarte and Sir Fred Goodwin with effect from 1 November 2007. The CWC was notified of this in good time and also had interviews with these new members.

Proposed merger with Barclays

On 22 June 2007, management submitted a request for advice to the CWC on the Managing Board’s intention to recommend the proposed merger between ABN AMRO and Barclays to shareholders. The CWC issued a positive advice on the proposal at the meeting on 20 July 2007. In the opinion of the CWC, the bank had made a well-considered choice in selecting Barclays as a merger partner.

Report on the consortium

During the summer of 2007 it became clear that the consortium was very likely to succeed in its bid to acquire ABN AMRO. In the light of this, the CWC decided to issue an unsolicited – though by no means unwelcome – report on the potential consequences of such an acquisition for ABN AMRO and its staff. The report analysed and discussed the following aspects and contained a number of related recommendations:

•	Stand-alone scenario

•	Vision & strategy

•	Employment

•	Culture

•	Risks in execution

•	Conclusions & recommendations

The recommendations formed an important basis for future agreements with the Consortium.

Acquisition by the consortium

The consortium became the new owner of ABN AMRO on 17 October 2007. During the first 60 days following the acquisition, the following aspects were discussed with the CWC:

•	Changes in the Managing Board;

•	Structuring of the Transition Steering Groups for the preparation of the transition/separation of ABN AMRO.

During this period the CWC developed a set of “CWC Principles”, against which all requests for advice relating to the transition will be tested. The Principles deal with the following aspects:

•	Future Perspective

•	Fairness/Equality

•	Freedom of Choice

•	Compliance

The past year was very challenging and marked a period of unprecedented and complex changes accompanied by a great deal of uncertainty, lack of clarity and high emotion. These developments did not leave the CWC and its members unaffected. However, the primary focus for the CWC has at all times been the need to discharge its heavy responsibility to bear and must do so in a committed, level-headed and professional manner. This was not always easy to achieve, but the CWC succeeded in taking the lead in creating the frameworks for a fair process and helping to secure a good future for as many employees in The Netherlands as possible. Our bank, ABN AMRO, will now face new and diverse challenges in new guises and in new environments. Our staff, with their knowledge and experience, can play a key role in helping the bank to do this successfully. This observation is made in the knowledge that this is not just a question of ability; willingness is at least as important and, given the circumstances, is not something that can be taken for granted in every case. The CWC will share its analyses, experiences, knowledge and thoughts and do our best to convey them to the various new employee representation bodies.

Abbreviations

ADR	American Depositary Receipt
AFM	Autoriteit Financiële Markten (Netherlands Authority for the Financial Markets)
AFS	Available-for-sale
ATM	Automated teller machine
BIS	Bank for International Settlements
bp	Basis point
BRL	Brazilian real
BU(s)	Business Unit(s)
CAAML	Client Acceptance & Anti-Money Laundering
CAP	(the EU’s) Capital Adequacy Directive
CDS	Credit default swap
COSO	Committee of Sponsoring Organizations of the Treadway Committee
CRD	(the EU’s) Capital Requirements Directive
CWC	(Dutch) Central Works Council
DNB	De Nederlandsche Bank N.V. (Dutch Central Bank)
EBITDA	Earnings before interest, taxes, depreciation and amortisation
ECM	Equity Capital Markets
ESC	European Staff Council
EU	European Union
EUR	Euro
EVP	Executive Vice President
FTE	Full-time equivalent (a measurement of number of staff)
FX	Foreign exchange
GAAP	General Accepted Accounting Principles
GBP	Great Britain pound
HR	Human Resources
HTM	Held-to-maturity
IAS	International Accounting Standards
IBNI	Incurred-but-not-identified
ID&JG	International Diamond & Jewelry Group
IFRIC	IASB International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IP	Internet Protocol
IT	Information Technology
LIBOR	London Interbank Offered Rate
M&A	Mergers & Acquisitions
MD	Managing director
MD&A	Management’s discussion and analysis
MiFID	(the EU’s) Markets in Financial Instruments Directive
MSR	Mortgage Servicing Right
NYSE	New York Stock Exchange
OECD	Organisation for Economic Cooperation and Development
OFAC	(US) Office of Foreign Assets Control
OTC	Over-the-counter
P2P	Purchase-to-Pay
PKR	Pakistan rupee
PIPE	Private Investments in Public Equity

ROE	Return on equity
RWA	Risk-weighted assets
SEC	(US) Securities and Exchange Commission
SEPA	Single Euro Payments Area
SEVP	Senior Executive Vice President
SMEs	Small to medium-sized enterprises
SRI	Socially Responsible Investment
SPE	Special purpose entity
THB	Thai baht
TMT	Telecommunications, media and technology
TRS	Total return to shareholders
USD	US dollar

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

How to order reports

The above-mentioned publications can be downloaded from www.abnamro.com.

Where available, printed copies can be ordered:

•	on the internet at www.abnamro.com

•	by phone: +31 20 6833635

•	by e-mail: public.information@nl.abnamro.com

Our legal and commercial name is ABN AMRO Holding N.V. We are a public limited liability company incorporated under Dutch law on 30 May 1990.

ABN AMRO Holding N.V. has its registered office in Amsterdam, the Netherlands, and is entered in the Trade Register of the Amsterdam Chamber of Commerce under no. 33220369.

The bank consists of the listed company ABN AMRO Holding N.V., which conducts its business almost entirely through its wholly-owned subsidiary ABN AMRO Bank N.V. or this company’s many subsidiaries.

ABN AMRO Holding N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

Mailing address:
P.O. Box 283
1000 EA Amsterdam
The Netherlands

Telephone:
+31 20 6289393

Internet: www.abnamro.nl (Dutch) and www.abnamro.com (English). Information on our website does not form part of this Annual Report, unless we expressly state otherwise.

Acknowledgements
Design: Eden Design & Communications, Amsterdam
Printed by: Thieme Amsterdam, Amsterdam
Production: ABN AMRO Group Finance

This report is printed on paper made from wood from sustainable forests and is produced in factories that are PEFC Chain-of-Custody certified.

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

7.1	Statement regarding computation of ratio of earnings to fixed charges

8.1[6]	List of Subsidiaries

12.1	Certification by the Chairman of the Managing Board pursuant to Section 302 of the Sarbanes-Oxley Act

12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certification of periodic financial report pursuant to 18 USC. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act

14.1	Consent of Ernst & Young Accountants, independent registered public accounting firm

1	Previously filed as an exhibit to our annual report on Form 20-F for the year ended 31 December 2005 filed on 3 April 2006.
2	Previously filed as an exhibit to, or incorporated by reference as indicated in, our annual report on Form 20-F for the year ended 31 December 2002 filed on 28 March 2003.
3	Previously filed as an exhibit to our annual report on Form 20-F for the year ended 31 December 2003 filed on 31 March 2004.
4	Previously filed under cover of Form 6-K on 2 October 2003.
5	Previously filed under cover of Form 6-K on 19 February 2004.
6	Incorporated herein by reference to Note 49 to our consolidated financial statements included herein.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this report on its behalf.

ABN AMRO HOLDING N.V. (Registrant)

Date:	25 March 2008	By:	/s/ Mark Fisher
			Name:	Mark Fisher
			Title:	Chairman of the Managing Board

		By:	/s/ John Hourican
			Name:	John Hourican
			Title:	Chief Financial Officer