Form 20-F
period 2008-12-31
ABN AMRO HOLDING N V
filed 2009-03-27
CIK 1038727

As filed with the Securities and Exchange Commission on 27 March 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2008
☐	OR
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
    Yes    ☐                                             No  ☒

The information contained in this report is incorporated by reference into the registration statements on Form F-3 with Registration Nos. 333-137691 and 333-104778 and the registration statement on Form F-4 with Registration No. 333-108304.

CONTENTS

SECTION 1	CHAIRMAN’S REVIEW	2
	Chairman’s review	2

SECTION 2	OPERATING REVIEW	4
	Introduction	5
	Selected financial data	7
	Group organisation structure	10
	Operating and financial review and prospects	12
	Analysis of the balance sheet movements	23
	Results of operations by BU	29
	Credit market and related exposures	44

SECTION 3	RISK AND CAPITAL MANAGEMENT	56
	Regulation and supervision	57
	Risk management	63
	Risk factors	78
	Legal and regulatory proceedings	83
	Regulatory sanctions	83
	Ongoing investigations	84

SECTION 4	GOVERNANCE	85
	Boards and committees	86
	Corporate governance codes	93
	ABN AMRO’s employees	97
	Sustainability	97

SECTION 5	FINANCIAL STATEMENTS	98
	Consolidated financial statements	99
	SEC Form 20-F cross-reference and other information	225

SECTION 6	OTHER INFORMATION	226
	Management reports	227
	Auditor reports	230
	Stipulations of the articles of association with respect to profit appropriation	234
	Proposed profit appropriation	234
	Stipulations of the articles of association of Holding with respect to shares and voting rights	235

SECTION 7	ADDITIONAL INFORMATION	236
	Exchange rates	237
	ABN AMRO key figures	238
	Supervisory Board	240
	Managing Board	244
	Selected statistical information	250
	Major shareholders and ownership	282
	Articles of Association	283
	Trend information	284
	Off-balance sheet arrangements	284
	Code of Ethics	285
	Central Works Council	286
	Abbreviations	288
	Documents on display	290
	Signatures	291
	How to order reports	292

CHAIRMAN’S REVIEW

Chairman’s review of 2008

To comply with its filing obligations in the Netherlands and the United States of America, ABN AMRO Holding N.V. (‘ABN AMRO’) has prepared a report of its activities and accounts for the year ending 31 December 2008.

Following the acquisition of ABN AMRO by the Consortium in October 2007, the Royal Bank of Scotland Group plc (‘RBS’) has assumed the lead responsibility for managing ABN AMRO with respect to all regulatory requirements. Accordingly, ABN AMRO’s financial results are also reported as a fully consolidated part of the RBS Group’s Annual Report, published 26 February 2009.

Update on ownership

On 17 October 2007 ABN AMRO Holding N.V. was acquired through RFS Holdings B.V. (‘RFS Holdings’) by a consortium consisting of RBS, Fortis N.V., Fortis SA/NV (‘Fortis’) and Banco Santander S.A. (‘Santander’). ABN AMRO was delisted on 25 April 2008 from the Euronext Amsterdam and the New York Stock Exchange and a ‘squeeze-out’ procedure to buy out minority shareholders was completed on 22 September 2008, after which RFS Holdings became the sole shareholder in ABN AMRO. On 3 October 2008, the State of the Netherlands (‘Dutch State’) acquired all Fortis’ businesses in the Netherlands, including the Fortis share in RFS Holdings held by Fortis Bank Nederland (Holding) N.V. in the Fortis Group.

On 24 December 2008, the Dutch State purchased from Fortis Bank Nederland its investment in RFS Holdings, to become a direct shareholder in RFS Holdings.

ABN AMRO is separately governed by its Managing Board and Supervisory Board and regulated by the Dutch Central Bank.

Update on separation

The sale of Business Unit Asset Management to Fortis was concluded on 1 April 2008. The sale of Banco Real and other businesses acquired by Santander was concluded in July 2008. The transfer of business and client activities in Business Unit Asia, Business Unit Europe, and Business Unit North America to RBS began in the first half of 2008 and is well underway and many businesses have been re-branded as RBS. Group Functions have been scaled down in line with the separation of businesses.

Substantially all assets and liabilities with shared ownership by the Consortium have either been sold or economically allocated to a Consortium Member. In particular in April 2008, the majority of the Group Asset and Liability Management portfolios were economically allocated to individual Consortium Members. Remaining shared assets are included within Central Items.

The main disposal of an ABN AMRO business outside the Consortium was the sale of Banca Antonveneta to Banca Monte dei Paschi di Siena, which was concluded in May 2008. In July 2008, to comply with conditions laid down by the European Commission for the integration of Fortis and ABN AMRO in the Netherlands, ABN AMRO agreed to sell some of its commercial banking activities in the Netherlands to Deutsche Bank, subject to a number of conditions including approval by the Dutch Central Bank. At the end of the stipulated period for completing this sale, 31 October 2008, these conditions had not been fulfilled and the sale did not proceed. ABN AMRO and the Dutch State continue to review options for satisfying the concerns of the European Commission.

RBS acquired businesses post separation

The transfer of business to RBS, in line with obtaining synergies and combining risk management, will continue in 2009. This process will reduce the scope of operations conducted by ABN AMRO. The core activities expected to remain will include global transaction services and local market functions.

Update on the Fortis share acquisition by the Dutch State

The sale by Fortis of Fortis’ business in the Netherlands, including its interests in RFS Holdings did not affect the capital, liquidity or performance of ABN AMRO or any of its businesses, including those that were to be acquired by Fortis. The financial consequences of the sale lie entirely with Fortis.

In November, the Dutch State announced its strategy for the acquired businesses of ABN AMRO and Fortis. Following separation, Business Unit Netherlands, Business Unit Private Clients, and the International Diamond & Jewelry Group, and the relevant central functions will integrate with Fortis Bank Nederland to form a new Dutch bank. The smooth separation of these businesses from ABN AMRO therefore remains a priority for the Managing Board and is targeted for completion by the end of 2009 in line with our original plans.

Results of operations in 2008

In 2008, ABN AMRO recorded a profit after tax of EUR 3.6 billion comprising a loss after tax of EUR 12.9 billion from continuing operations offset by a gain after tax on disposals of discontinued operations of EUR 16.5 billion. The result from continuing operations was materially impacted by difficult trading and market conditions. The majority of losses arising from market turmoil were experienced in the global markets business acquired by RBS. This is predominately reflected in the results of Business Unit Europe, which was also impacted by the transfer of business to RBS. The transfer of some business activities, along with their related assets and liabilities, has resulted in substantial disposal losses for ABN AMRO. In addition, new business is increasingly originated in RBS rather than in the RBS acquired business of ABN AMRO. For these reasons, RBS acquired businesses can not be fully evaluated on a stand alone basis.

The businesses acquired by the Dutch State were profitable for the full year. However, the level of profit was impacted by an increase in loan impairment charges and pressure on interest rate margins in Business Unit Netherlands and lower fee income in Business Unit Private Clients in line with a decline in Assets under Management.

Central Items reported a loss primarily due to valuation losses on the private equity portfolio and on other equity investments.

Capital, liquidity and funding

ABN AMRO continues to be well capitalised and funded, with a Tier 1 and a total capital ratio at the end of 2008 of 10.9% and 14.4% respectively. This reflects close and careful management of our capital and the balance sheet and exceeds the minimum ratios of 9% and 12.5% respectively, that have been set by the Dutch Central Bank during the separation period.

ABN AMRO’s timely response to the dislocation of the financial markets and ABN AMRO related events, in combination with effective liquidity management and the actions of the Dutch State, enabled ABN AMRO to continue to meet the regulatory liquidity requirements throughout 2008.

We are grateful to our management and staff around the world for their continued professional focus on our business during this eventful transition and separation period.

Gerrit Zalm
Chairman of the Managing Board of ABN AMRO

Amsterdam, 24 March 2009

SECTION 2  OPERATING REVIEW

Introduction	5
Certain definitions	5
Presentation of information	5
Cautionary statement on forward-looking statements	5

Selected financial data	7

Group organisation structure	10

Operating and financial review and prospects	12
Consolidation effects of controlled private equity investments	12
Discontinued operations	12
Group results	13
Analysis of the balance sheet movements	23
Group capital	25
Credit ratings	26
Capital ratios	26
Liquidity and funding	27
Offices and branches	28

Results of Operations by BU	29
Changes to reporting structure and presentation	29
Results of BU Europe	29
Results of BU Asia	32
Results of BU Americas	34
Results of BU Netherlands	36
Results of BU Private Clients	38
Central Items	40

Credit market and related exposures	44

OPERATING REVIEW

INTRODUCTION

Filing

This document contains ABN AMRO’s Annual Report 2008 and will also be filed as ABN AMRO’s Annual Report 2008 on Form 20-F with the United States Securities and Exchange Commission (‘SEC’).

Certain definitions

Throughout this document, ‘Holding’ means ABN AMRO Holding N.V. The terms ‘ABN AMRO,’ and ‘the Group’ refer to Holding and its consolidated subsidiaries. The ‘Bank’ means ABN AMRO Bank N.V. and its consolidated subsidiaries. The term ‘BU’ refers to Business Unit. ‘EUR’ refers to euros, while ‘USD’ refers to US dollars.

The terms ‘Consortium’ and ‘Consortium Members’ refer to the banks The Royal Bank of Scotland Group plc (‘RBS’), Fortis N.V., Fortis SA/NV (‘Fortis’) and Banco Santander S.A. (‘Santander’) who jointly acquired ABN AMRO Holding N.V. on 17 October 2007 through RFS Holdings B.V. (‘RFS Holdings’). On 3 October 2008 the State of the Netherlands (‘Dutch State’) acquired Fortis Bank Nederland (Holding) N.V., including the interest in RFS Holdings that represents the acquired activities of ABN AMRO and effectively became the successor of Fortis in the Consortium Shareholder Agreement.

Presentation of information

Unless otherwise indicated, the financial information contained in this Annual Report has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as issued by the International Accounting Standards Board (IASB) which vary in certain significant respects from accounting principles generally accepted in the United States, or ‘US GAAP’.

A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A ‘non-GAAP financial measure’ is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. This report presents certain non-GAAP financial measures as a result of excluding the consolidation effects of ABN AMRO’s private equity holdings. In accordance with applicable rules and regulations, ABN AMRO has presented definitions and reconciliations of non-GAAP financial measures to the most comparable GAAP measures in the paragraph ‘Operating and Financial Review and Prospects’ in this report. The non-GAAP financial measures described in this report are not a substitute for GAAP measures, for which management has responsibility.

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

Cautionary statement on forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited, to ABN AMRO’s potential exposures to various types of market risks, such as counterparty risk, interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward looking statements contained in this document include, but are not limited to:

•
the extent and nature of the financial crisis as it unfolds in Europe, the US and the other major markets where ABN AMRO operates including the effect on ABN AMRO’s capital of write downs in respect of credit market exposures;

•	risks related to ABN AMRO’s transition and separation process following its acquisition by the Consortium;
•
general economic conditions in the Netherlands and in other countries in which ABN AMRO has significant business activities or investments, including the United Kingdom and the United States including the impact of recessionary economic conditions on ABN AMRO's revenues, liquidity and balance sheet;

•	the actions taken by governments and their agencies to support individual banks and the banking system;
•	the monetary and interest rate policies of the European Central Bank, the Board of Governors of the Federal Reserve System and other G-7 central banks;
•	inflation or deflation;
•	unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices;
•	changes in Dutch and foreign laws, regulations and taxes;
•	changes in competition and pricing environments;
•	natural and other disasters;
•	the inability to hedge certain risks economically;
•	the adequacy of loss reserves;
•	technological changes;
•	changes in consumer spending and saving habits; and
•	the success of ABN AMRO in managing the risks involved in the foregoing.

Factors that could also adversely affect ABN AMRO’s results or the accuracy of forward-looking statements in this report, and the factors discussed here or in the paragraph ‘Risk factors’ should not be regarded as a complete set of all potential risks or uncertainties. ABN AMRO has economic, financial market, credit, legal and other specialists who monitor economic and market conditions and government policies and actions. However, because it is difficult to predict with complete accuracy any changes in economic or market conditions or in governmental policies and actions, it is hard for ABN AMRO to anticipate the effects that such changes could have on ABN AMRO’s financial performance and business operations.

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

SELECTED FINANCIAL DATA

The selected financial data set out below has been derived from ABN AMRO’s audited consolidated financial statements for the periods indicated. ABN AMRO’s consolidated financial statements for the year ended 31 December 2008 have been audited by Deloitte Accountants B.V., the consolidated financial statements for each of the years ended 2007, 2006, 2005 and 2004 have been audited by Ernst & Young Accountants LLP, both independent auditors. The selected financial data is only a summary and should be read in conjunction with and is qualified by reference to the consolidated financial statements and notes included elsewhere in this report and the information provided in this section.

Selected Consolidated Income Statement

	As at 31 December
	2008 (1)	2008	2007	2006	2005 (2)	2004 (2)
	(in millions of USD)	(in millions of euros)
Net interest income	8,516	5,783	4,595	4,223	8,785	8,525
Net fee and commission income	3,871	2,629	3,852	3,641	4,691	4,485
Net trading income	(13,730)	(9,324)	1,119	2,627	2,621	1,309
Results from financial transactions	(2,480)	(1,684)	1,134	767	1,281	905
Share of result in equity accounted investments	156	106	223	186	263	206
Other operating income	451	306	1,239	873	1,056	745
Income of consolidated private equity holdings	2,542	1,726	3,836	5,313	3,637	2,616
Operating income	(674)	(458)	15,998	17,630	22,334	18,791
Operating expenses	17,124	11,629	14,785	14,702	16,301	15,180
Loan impairment and other credit risk provisions	4,989	3,387	717	668	635	607
Total expenses	22,113	15,016	15,502	15,370	16,936	15,787
Operating profit/(loss) before tax	(22,787)	(15,474)	496	2,260	5,398	3,004
Tax	(3,800)	(2,580)	(458)	213	1,142	715
Profit/(loss) from continuing operations	(18,987)	(12,894)	954	2,047	4,256	2,289
Profit from discontinued operations net of tax	24,281	16,489	9,021	2,733	187	1,651
Profit for the year	5,294	3,595	9,975	4,780	4,443	3,940

Attributable to shareholders of the parent company	5,272	3,580	9,848	4,715	4,382	3,865
Dividends on ordinary shares	28,292	19,213	1,071	2,153	2,050	1,665

(1)
Solely for the convenience of the reader, euro amounts have been translated into US dollars at an exchange rate of 1 USD = EUR 0.6791, which is the rate equal to the average of the month-end rates for 2008.

(2)
Selected financial data for 2005 and 2004 has not been restated for discontinued operations arising in 2008 and 2007. Income statement figures for 2007 and 2006 have been restated for discontinued operations in accordance with International Financial Reporting Standards (‘IFRS’).

Selected Consolidated Balance Sheet Data

	As at 31 December
	2008 (1)	2008	2007	2006	2005	2004
	(in millions of USD)	(in millions of euros)
Assets
Financial assets held for trading	296,810	212,653	242,277	205,736	202,055	167,035
Financial investments	93,600	67,061	96,435	125,381	123,774	102,948
Loans and receivables – banks	105,471	75,566	175,696	134,819	108,635	83,858
Loans and receivables – customers	377,560	270,507	398,331	443,255	380,248	320,022
Total assets	930,709	666,817	1,025,213	987,064	880,804	727,454

Liabilities
Financial liabilities held for trading	268,105	192,087	155,476	145,364	148,588	129,506
Due to banks	132,066	94,620	239,334	187,989	167,821	133,529
Due to customers	291,717	209,004	330,352	362,383	317,083	281,379
Issued debt securities	155,341	111,296	174,995	202,046	170,619	121,232

Capitalisation
Equity attributable to shareholders of the parent company	23,835	17,077	29,575	23,597	22,221	14,815
Equity attributable to minority interests	64	46	1,134	2,298	1,931	1,737
Subordinated liabilities	18,911	13,549	15,616	19,213	19,072	16,687
Group capital	42,810	30,672	46,325	45,108	43,224	33,239

(1)	Solely for your convenience, euro amounts have been translated into US dollars at an exchange rate of 1 USD = EUR 0.7164, which is the year-end rate for 2008.

Selected Ratios (1)

	At or for the year ended 31 December
	2008	2007	2006	2005	2004
	(in percentages)
Profitability ratios
Net interest margin (2)	0.7	0.5	0.5	1.1	1.2
Non-interest income to total operating income	-	71.3	76.0	60.7	54.6
Efficiency ratio (3)	-	92.4	83.4	73.0	80.8

Capital ratios
Average ordinary shareholders equity on average total assets	3.83	2.82	2.87	2.24	1.84
Tier 1 Capital ratio (4)	10.88	12.42	8.45	10.62	8.46
Total Capital ratio (4)	14.43	14.61	11.14	13.14	11.06

Credit quality ratios
Provision for loan losses to private sector loans (5)	1.35	0.64	0.45	0.23	0.26
Provision for loan losses to private and public sector loans (5)	1.30	0.62	0.43	0.22	0.25
Non-performing loans to private sector loans (gross) (5) (6)	2.37	1.43	2.31	1.72	2.28
Non-performing loans to private and public sector loans (gross) (5) (6)	2.29	1.40	2.23	1.68	2.22
Allowance for loan loss to private sector loans (5)	1.82	1.12	1.15	1.09	1.36
Allowance for loan loss to private and public sector loans (5)	1.76	1.10	1.11	1.06	1.32
Allowance for loan losses to non-performing loans (gross) (6)	77.04	78.16	50.03	63.07	59.47
Write-offs to private sector loans (gross) (5)	0.35	0.52	0.36	0.39	0.53
Write-offs to private and public sector loans (gross) (5)	0.33	0.51	0.35	0.38	0.51

Consolidated ratio of earnings to fixed charges (ratio)
Excluding interest on deposits (7)	-	1.05	1.27	1.78	1.76
Including interest on deposits (7)	0.05	1.03	1.15	1.25	1.22

(1)
According to IFRS the income statement figures of 2007 and 2006 have been restated for the qualifying discontinued operations arising in 2008. In accordance with IFRS the balance sheet figures of 2007 and 2006 are not restated for the effect of discontinued operations in 2008. The 2005 and 2004 figures have not been restated for discontinued operation arising in 2008 and 2007. As a result the applicable ratios throughout the years are not comparable.

(2)	Net interest income as a percentage of average interest earning assets.
(3)	Operating expenses as a percentage of net interest income and total non-interest income. Negative efficiency ratios have been excluded.
(4)	Tier 1 capital and total capital as a percentage of risk-weighted assets. For more information on ABN AMRO’s capital ratios, please refer to our Capital ratios discussion further on in this section
(5)
Excludes professional transactions (2008: EUR 13 billion; 2007: EUR 98 billion; 2006: EUR 94 billion; 2005: EUR 75 billion; 2004: EUR 59 billion) because these primarily consist of reverse repurchase agreements with limited credit risk and balances held by multi seller conduits (2008: EUR 5 billion; 2007: EUR 29 billion; 2006: EUR 26 billion; 2005: 26 billion; 2004: 24 billion).

(6)
Non-performing loans are doubtful loans for which there is objective evidence that not all contractually agreed amounts will be collected and for which an allowance for loan losses has been established. For more information on non-performing loans please refer to Section 7: ‘Additional Information’.

(7)	Deposits include banks and total customer accounts. Negative ratios have been excluded.

GROUP ORGANISATION STRUCTURE

Organisational Structure

From 1 January 2008 the management and control structure of ABN AMRO has been aligned with the consortium ownership of the Group. RBS acquired businesses consist of the business units Europe (which includes RBS acquired businesses in the Netherlands), and business units Americas and Asia. The Dutch State acquired businesses comprise of the Netherlands (excluding RBS acquired businesses) and Private Clients. Central Items includes head office functions and other items centrally managed. All Santander acquired businesses and the former business unit Asset Management are classified as discontinued.

In April 2008, the majority of the Group Asset and Liability Management portfolios were economically allocated to individual Consortium Members. From that date the assets and liabilities and related results are reflected in business unit Europe for the RBS allocated portfolios and business unit Netherlands for the Dutch State allocated portfolios. Since the allocation was effected on the basis of prospective agreements between Consortium Members, Group Asset and Liability Management results prior to this date are reported in Central Items.

The former regional client business unit Netherlands is no longer managed as a single component. To reflect the consortium ownership, the operating unit Netherlands within the Dutch State acquired businesses now excludes the Dutch wholesale client business. This has been added to the business unit Europe.

The redirection of client activity to RBS along with the transfer of risk positions and inventory from ABN AMRO to RBS reduces significantly the ongoing business and exposures of ABN AMRO. This redirection is facilitated through an agency agreement between RBS and ABN AMRO such that new transactions are increasingly entered into by RBS. As a result the financial performance is increasingly unrepresentative of the business performance of the originally acquired businesses.

The comparative figures of 2007 and 2006 have been restated to reflect the current organisation structure except for the Group Asset and Liability Management portfolio allocation as explained above.

The organisational business units of ABN AMRO are described as follows:

Europe

This business unit provides a range of wholesale financial products and transaction banking services to commercial and global clients. It combines activities in 28 countries: 23 countries in Europe along with Kazakhstan, Uzbekistan, Egypt, United Arab Emirates and South Africa. Dutch wholesale clients are included in this operating unit as well as the Group Asset and Liability Management portfolios allocated to the RBS acquired businesses.

Asia

This business unit operates in 16 countries and territories through branches and offices. The client base includes both commercial and consumer clients.

Americas

This business unit includes the activities of North America and RBS acquired Latin America operations. The North American activities cover a broad range of services that support a multinational client base and a limited number of specialty banking services. The core of North America was LaSalle Bank, which was sold to Bank of America Corporation in 2007 and therefore is presented as discontinued operations.

Netherlands

This business unit serves a diverse client base comprised of consumer and commercial clients. It offers a broad range of commercial and retail banking products and services via its multi-channel service model consisting of a network of branches, internet banking facilities, customer contact centres and ATMs throughout the Netherlands and increasingly focuses on mass affluent customers and commercial mid-market clients. It also includes the ABN AMRO Hypotheken (‘Mortgage’) Groep and the International Diamond & Jewelry Group and the Group Asset and Liability Management portfolios allocated to the Dutch State acquired businesses.

Private Clients

This business unit offers private banking services to wealthy individuals and institutions with net investable assets of EUR 1 million or more. In the past few years, the Business Unit Private Clients built up an onshore private banking network mainly in continental Europe through organic growth in the Netherlands and France, and through the acquisition of Delbrück Bethmann Maffei in Germany and Bank Corluy in Belgium. It also includes the insurance joint venture Neuflize Vie.

Central Items

Central Items includes activities that do not qualify as a business activity including the head office functions and items that are not allocated to individual Consortium Members such as the private equity portfolio and the investment in Saudi Hollandi Bank. Interest on settlement amounts accruing to Santander are also included.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

For critical accounting policies and changes in accounting rules, refer to the accounting policies section in Section 5: Financial Statements.

The following discussion of operating results is based on, and should be read in conjunction with ABN AMRO’s consolidated financial statements. The financial information contained in this review has been prepared in accordance with IFRS issued by the IASB and adopted by the EU.

This operating and financial review and prospects examines the Group results under IFRS by comparing the results of operations for the years 2008 to 2007 and for 2007 to 2006, highlighting key notes by Business Unit (‘BU’) for each line item. This is followed by a more detailed analysis of the results of operations for each BU, which explains significant variances in profit or losses for the year with reference to the relevant line items.

Consolidation effects of controlled private equity investments

IFRS requires consolidating investments over which ABN AMRO has control, including non-financial investments managed as private equity investments. However, as a practical matter, ABN AMRO’s private equity business is managed separately from the rest of the banking business and management does not measure the performance of the banking business based on the consolidated results of operations. Private equity business involves buying equity stakes in unlisted companies over which ABN AMRO can establish influence or control, and managing these share holdings as an investor for a number of years with a view to selling them at a profit.

The companies in which ABN AMRO has these temporary holdings are active in business sectors outside the financial industry. ABN AMRO believes that combining these temporary holdings with the core banking business does not provide a meaningful basis for discussion of the financial condition and results of operations. Therefore, in the presentation of ABN AMRO’s ‘Group results’, the effects of a line-by-line consolidation in the income statement of the private equity holdings are removed. The results excluding the consolidation effect include the ‘de-consolidated’ holdings based on the equity method. The measures excluding the effects of consolidation of ABN AMRO’s private equity holdings are non-GAAP financial measures. Management refers to these non-GAAP financial measures when making operating decisions because the measures provide meaningful supplementary information about ABN AMRO’s operational performance.

In accordance with applicable rules and regulations, ABN AMRO has presented, and investors are encouraged to review, reconciliations of non-GAAP financial measures to the most comparable IFRS measures, i.e., reconciliations of results excluding the consolidation effects of private equity holdings to results including those effects.

Discontinued operations

For 2008 Banca Antonveneta, BU Asset Management, ABN AMRO North America Holdings (‘La Salle Bank’), ABN AMRO Mortgage Group, Inc. and Bouwfonds are reported as discontinued operations. BU Asset Management was reported as discontinued operations as of December 2007 due to the sale of ABN AMRO’s Asset Management activities to Fortis which was completed in April 2008. Banca Antonveneta was reported as discontinued operations as of December 2007 due to the sale of Banca Antonveneta which was completed in May 2008. On 1 January 2008 all remaining Santander acquired businesses, including Banco Real, were reported as discontinued operations due to the sale of these businesses during 2008. Profits from discontinued operations include the related operating results and if applicable the gain on sale (refer to Note 45 in Section 5: ‘Financial Statements’). The comparative income statement figures for the years 2007 and 2006 have been restated in accordance with IFRS. The related assets and liabilities of discontinued operations are presented as assets/liabilities of businesses held for sale as at 31 December 2008. In accordance with IFRS comparative balance sheet figures have not been restated.

Group results

The following table sets out selected information relating to the Group for the years ended 31 December 2008, 2007 and 2006 showing the results both under IFRS and excluding the consolidation effect of ABN AMRO’s private equity investments.

(in millions of euros)	IFRS			Consolidation effect (1)			Excluding consolidation effect (non-GAAP measure)
	2008	2007	2006	2008	2007	2006	2008	2007	2006

Net interest income	5,783	4,595	4,223	(45)	(220)	(342)	5,828	4,815	4,565
Net fee and commission income	2,629	3,852	3,641	-	–	–	2,629	3,852	3,641
Net trading income	(9,324)	1,119	2,627	-	3	(3)	(9,324)	1,116	2,630
Results from financial transactions	(1,684)	1,134	767	(36)	46	15	(1,648)	1,088	752
Share of results in equity accounted investments	106	223	186	-	1	–	106	222	186
Other operating income	306	1,239	873	-	–	–	306	1,239	873
Income of consolidated private equity holdings	1,726	3,836	5,313	1,726	3,836	5,313	-	–	–
Operating income	(458)	15,998	17,630	1,645	3,666	4,983	(2,103)	12,332	12,647
Operating expenses	11,629	14,785	14,702	1,635	3,634	4,939	9,994	11,151	9,763
Operating result	(12,087)	1,213	2,928	10	32	44	(12,097)	1,181	2,884
Loan impairment and other credit risk provisions	3,387	717	668	-	–	–	3,387	717	668
Operating profit/(loss) before tax	(15,474)	496	2,260	10	32	44	(15,484)	464	2,216
Tax	(2,580)	(458)	213	10	32	44	(2,590)	(490)	169
Net operating profit/(loss)	(12,894)	954	2,047	-	–	–	(12,894)	954	2,047
Profit from discontinued operations net of tax	16,489	9,021	2,733	-	–	–	16,489	9,021	2,733
Profit/(loss) for the year	3,595	9,975	4,780	-	–	–	3,595	9,975	4,780

Total assets	666,817	1,025,213	987,064	435	1,698	4,537	666,382	1,023,515	982,527
Risk-weighted assets	176,028	232,312	280,704	-	–	–	176,028	232,312	280,704
Full-time equivalent staff	59,558	72,890	85,556	2,594	13,168	30,881	56,964	59,722	54,675
Number of branches and offices (2)(3)	1,020	4,296	4,634	–	–	–	1,020	4,296	4,634

(1)	This is the impact per line item of the private equity investments which are required to be consolidated under IFRS. See ‘Section 5: Financial Statements 2008, Accounting Policies’.
(2)
This number includes double counting of branches and offices that serve more than one BU. Adjusted for this double counting, the actual number of branches and offices amounts to 970  (2007: 4,254; 2006: 4,532).

(3)	Including numbers from operations presented as discontinued until actually sold.

Results of operations for the years ended 31 December 2008 and 2007

Profit for the year decreased by EUR 6,380 million, to EUR 3,595 million. Profit from continuing operations decreased by EUR 13,848 million to a loss of EUR 12,894 million. The main variances year-on-year are: BU Europe (decrease EUR 10,848 million), Central Items (decrease EUR 1,021 million), BU Asia (decrease EUR 977 million), BU Netherlands (decrease EUR 576 million) and BU Americas (decrease EUR 293 million). Profit from discontinued operations net of tax amounted to EUR 16,489 million, reflecting gains on the sale of Banco Real to Santander, Asset Management to Fortis and Banca Antonveneta to Banca Monte dei Paschi di Siena.

Operating income

Operating income decreased by EUR 16,456 million to a negative operating income of EUR 458 million (non-GAAP: operating income decreased by EUR 14,435 million to a negative operating income of EUR 2,103 million). This relates to decreases in operating income in BU Europe (EUR 11,443 million), Central Items (EUR 3,680 million; non-GAAP: EUR 1,659 million), BU Asia (EUR 712 million), BU Private Clients (EUR 279 million), BU Americas (EUR 248 million) and BU Netherlands (EUR 94 million).

The negative operating income in the global market business, predominantly attributable to BU Europe include credit market write downs against asset-backed securities (approximately EUR 1.6 billion) and credit valuation adjustment against exposures to credit insurance counterparties (approximately EUR 4.8 billion), losses arising on trading book counterparty failures (approximately EUR 1.0 billion, including losses associated with the Lehman Brothers bankruptcy and the Bernard L. Madoff fraud), losses due to a change in the valuation methodology for complex trading products (approximately EUR 0.5 billion) and approximately EUR 2.4 billion of losses on the transfer of certain portfolios to RBS. These transfers are at fair value to RBS. However, from an RBS Group perspective, the results on these transfers are eliminated as RBS Group is both the buyer and the seller.

Within Central Items the results from the Private Equity portfolio and our shareholding in Unicredit were both negative in 2008.

Further comment is provided in the discussion of the individual lines that constitute operating income and in the Business Unit commentaries.

Net interest income

Net interest income increased by EUR 1,188 million, or 25.9%, to EUR 5,783 million (non-GAAP: net interest income increased by EUR 1,013 million or 21.0%). This was predominantly due to increases in Central Items (EUR 1,022 million; non-GAAP: EUR 847 million), BU Europe (EUR 241 million) and BU Americas (EUR 126 million), partly offset by a decrease in BU Netherlands (EUR 159 million).

Key notes:

▪
Net interest income in Central Items increased mainly due to the interest on the proceeds of the sale of Banca Antonveneta and the sale of Banco Real and due to the transfer of Group Asset and Liability Management portfolios to BU Europe and BU Netherlands from April 2008 onward.

▪	The increase in BU Europe is mainly due to the interest on the proceeds of the sale of LaSalle, higher revenues from commercial banking and higher interest on cash balances in treasury.
▪	Net interest income in BU Americas increased mainly as a result of higher revenues in the global market, credit market and the equities business.

▪
The decrease in BU Netherlands resulted from the inclusion of a negative interest margin from the Group Asset and Liability Management portfolios allocated to the Dutch State. This was partly offset by interest revenues on the proceeds of the sale of Asset Management. An increase in gross interest, resulting from higher mortgage volumes and commercial loans, did not compensate for the lower margins. Margins on deposits and savings also dropped due to the migration to higher yielding saving products and deposits.

Net fee and commission income

The following table sets out the net fee and commission income for the Group for the years ended 31 December 2008, 2007 and 2006.

(in millions of euros)	2008	2007	2006
Fee and commission income
Securities brokerage fees	876	1,399	1,671
Payment and transaction services fees	836	764	689
Asset management and trust fees	359	495	426
Fees generated on financing arrangements	130	278	163
Advisory fees	321	578	464
Other fees and commissions	546	667	634
Subtotal	3,068	4,181	4,047

Fee and commission expense
Securities brokerage expense	103	83	321
Other fee and commission expense	336	246	85
Subtotal	439	329	406
Total	2,629	3,852	3,641

Net fee and commission income decreased by EUR 1,223 million, or 31.7%, to EUR 2,629 million. This was primarily due to a decrease in BU Asia (EUR 616 million), Central Items (EUR 255 million) and BU Private Clients (EUR 188 million).

Key notes:

▪	The decrease in BU Asia is due to lower results from the merger and acquisition business and due to lower revenues from the equity derivative and strategy business.
▪	Net fees and commission income in Central Items decreased, mainly due to the transfer of Group Asset and Liability Management portfolios.
▪
Net fees and commission income decreased in BU Private Clients resulting from lower Assets under Management, which decreased by EUR 38 billion to EUR 102 billion. This decline reflects a reduction in net new assets due to migration to savings products and lower asset values due to deteriorated financial markets.

Net trading income

The following table sets out the net trading income for the Group for the years ended 31 December 2008, 2007 and 2006.

(in millions of euros)	2008	2007	2006
Interest instruments trading	(9,276)	(1,531)	740
Foreign exchange trading	915	1,152	859
Equity and commodity trading	(1,017)	1,438	1,042
Other	54	60	(14)
Total	(9,324)	1,119	2,627

Net trading income decreased by EUR 10,443 million to a loss of EUR 9,324 million (non GAAP: net trading income decreased by EUR 10,440 million to a loss of EUR 9,324 million). The majority of the decrease is attributable to BU Europe (EUR 10,344 million).

Key notes:

▪
The decrease in net trading income in BU Europe includes credit market write-downs against asset backed securities and credit valuation adjustments against exposures to credit insurance counterparties. For further information refer to our discussion on ‘Credit market and related exposures’ within this section. The negative revenue also includes losses arising on trading book counterparty failures (approximately EUR 1.0 billion, including losses associated with the Lehman Brothers bankruptcy and the Bernard L. Madoff fraud). Furthermore, trading income was impacted by approximately EUR 500 million of losses due to a change in the valuation methodology of complex trading products that involve multiple unobservable inputs, such as correlation and interpolation, which have been adjusted to use the same estimation techniques as the ultimate parent company, RBS.

Results from financial transactions

The following table sets out the results from financial transactions for the Group for the years ended 31 December 2008, 2007 and 2006.

(in millions of euros)	2008	2007	2006
Net result on the sale of available-for-sale debt securities, loans and advances	(1,881)	134	437
Impairment of available-for-sale debt securities	(333)	-	-
Net result on available-for-sale equity investments	(67)	35	69
Fair value changes in own credit risk	490	168	-
Dividends on available-for-sale equity investments	54	9	26
Net result on other equity investments	(1,185)	669	435
Fair value changes of credit default swaps	1,330	116	(280)
Other	(92)	3	80
Total	(1,684)	1,134	767

Results from financial transactions decreased by EUR 2,818 million to a loss of EUR 1,684 million (non-GAAP: results from financial transactions decreased by EUR 2,736 million to a loss of EUR 1,648 million). The decrease was due to BU Europe (EUR 1,198 million) and Central Items (EUR 1,253 million; non GAAP: EUR 1,171 million).

Key notes:

▪
The decrease in BU Europe is as a result of losses (EUR 2.4 billion operating income for the Group, of which EUR 2.3 billion is in BU Europe and EUR 0.1 billion is in BU Americas) on the transfer of certain credit portfolios to RBS. BU Europe was also impacted by losses on proprietary equity investments of approximately EUR 0.3 billion. These negative results are partly offset by gains recorded on own debt held at fair value of approximately EUR 0.6 billion.

▪
Results from financial transactions in Central Items decreased, mainly due to lower results from the Private Equity portfolio (approximately EUR 0.8 billion) and losses from our shareholding in Unicredit (approximately EUR 0.8 billion) that were driven by stock price developments prior to disposal in 2008.

Share of result in equity accounted investments

Share of result in equity accounted investments decreased by EUR 117 million to EUR 106 million (non-GAAP: share of results in equity accounted investments decreased EUR 116 million to EUR 106 million). This was due to the decrease in profits generated by investments held in Central Items (EUR 55 million; non-GAAP: EUR 54 million) and BU Asia (EUR 43 million).

Other operating income

The following table sets out the other operating income for the Group for the years ended 31 December 2008, 2007 and 2006.

(in millions of euros)	2008	2007	2006
Insurance activities	45	36	45
Leasing activities	78	82	61
Disposal of operating activities and equity accounted investments	(6)	894	453
Other	189	227	314
Total	306	1,239	873

Other operating income decreased by EUR 933 million to EUR 306 million, primarily due to a decrease in Central Items (EUR 755 million).

Key notes:

▪
Central Items in 2007 included the gain on the sale of ABN AMRO’s stake in Capitalia which was settled in exchange for Unicredit shares (EUR 624 million) and the gain on the sale of the Latin American Private Banking operations (EUR 77 million).

Income of consolidated private equity holdings

Income of consolidated private equity holdings decreased by EUR 2,110 million to EUR 1,726 million, due to the transfer of management activities from businesses within Private Equity to an independent management company. As a result of the structural change in control, the results from the portfolio of investments managed by the independent management company were no longer consolidated as of 1 July 2007 but changes in fair value were shown within results from financial transactions as a net result on other equity investments instead.

Operating expenses

Operating expenses decreased by EUR 3,156 million, or 21.3%, to EUR 11,629 million (non-GAAP: operating expenses decreased by EUR 1,157 million, or 10.4%, to EUR 9,994 million), due to decreases in Central Items (EUR 2,928 million; non-GAAP: EUR 929 million), BU Americas (EUR 210 million), BU Europe (EUR 194 million), BU Private Clients (EUR 106 million). This was partly offset by an increase in BU Netherlands (EUR 282 million).

In 2008, EUR 1,036 million of restructuring charges were included, compared to a net release of EUR 101 million in 2007.

Key notes:

▪
Operating expenses in Central Items in 2008 include a EUR 167 million restructuring charge, whereas 2007 included a restructuring release of EUR 14 million. Operating expenses in 2007 included a provision for the US Department of Justice investigation (EUR 365 million), transaction-related advisory fees (EUR 211 million), the break-up fee paid to Barclays (EUR 200 million), costs of accelerated vesting of share-based payments (EUR 117 million) and transition and integration costs (EUR 95 million).

▪
Operating expenses in BU Americas decreased due to the continued drive for improved cost management and lower performance related bonuses. In 2008, operating expenses included a restructuring charge of EUR 102 million, compared with EUR 9 million restructuring charge booked in 2007.

▪
Operating expenses in BU Europe decreased as a result of lower performance related bonuses. The 2008 operating expense included a restructuring charge of EUR 483 million, compared with a restructuring release of EUR 46 million in 2007.

▪
Operating expenses in BU Netherlands in 2008 include a restructuring charge of EUR 175 million, whilst in 2007 a restructuring allowance of EUR 46 million was released. The restructuring charge relates to integration and restructuring costs as well as costs related to the preparation for the possible sale resulting from the EC Remedy. Adjusted for the restructuring charge of EUR 175 million, operating expenses increase by EUR 107 million due to an increase in staff costs arising from a detailed review of staff related provisions and a provision for the estimated costs to the Group relating to the deposit guarantee scheme in the Netherlands.

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provisions increased by EUR 2,670 million to EUR 3,387 million. The main increases were in BU Europe (EUR 1,924 million) and BU Netherlands (EUR 383 million).

Key notes:

▪
Loan impairment and other credit risk provisions increased in BU Europe, mainly due to a provision relating specifically to LyondellBasell Industries (approximately EUR 1.1 billion) and further provisions in the global markets business.

▪	The increase in BU Netherlands is mainly related to the small and medium enterprise portfolio.

Tax

Tax expense decreased by EUR 2,122 million to a net tax benefit of EUR 2,580 million (non-GAAP: tax expense decreased EUR 2,100 million to a tax benefit of EUR 2,590 million). In 2008 deferred tax assets relating to losses were not recognised due to uncertainty of recoverability in BU Europe (EUR 1.0 billion) and BU America (EUR 0.4 billion).

Included in 2007 were significant tax-exempt gains on disposals, including the gain on the sale of Capitalia (EUR 624 million, net EUR 617 million), tax credits in some countries as well as substantial releases of tax liabilities resulting from the finalisation of prior-year tax returns and conclusions on a number of additional items.

Profit from discontinued operations net of tax

Profit from discontinued operations net of tax of EUR 16,489 million in 2008 includes:

•	The sale of Banco Real to Santander which was concluded in July 2008 with a gain of EUR 10,647 million.
•	Asset Management which was sold to Fortis in March 2008 with a gain of EUR 3,073 million.
•	Banca Antonveneta which was sold to Banca Monte dei Paschi di Siena in May 2008 with a gain of EUR 2,357 million.

Profit from discontinued operations net of tax of EUR 9,021 million in 2007 included:
•
The sale of ABN AMRO Mortgage Group, Inc., ABN AMRO’s US-based residential mortgage broker origination platform and residential mortgage servicing business, with a gain of EUR 110 million (net of tax results for the first two months and a gain on sale).

•
The sale of ABN AMRO North America Holding Company which principally consists of the retail and commercial activities of LaSalle Corporation (LaSalle), in October 2007. The net of tax results for the first nine months were EUR 777 million, and the gain on sale amounted to EUR 7,163 million.

•	The classification as discontinued operations of Banca Antonveneta (EUR 107 million losses).
•	The classification as discontinued operations of Asset Management (EUR 171 million).
•	The classification as discontinued operations of Banco Real (EUR 786 million).
•	The gain on the sale of Interbank N.V., DMC Group (total EUR 69 million).
•	The partial release of a provision recorded in connection with the sale of Bouwfonds in 2006 (EUR 52 million).

Results of operations for the years ended 31 December 2007 and 2006

Profit for the year 2007 increased by EUR 5,195 million, or 108.7%, to EUR 9,975 million. Profit from continuing operations decreased by EUR 1,093 million, or 53.4%, to EUR 954 million. The major variances year-on-year were attributable to increases in profit from discontinued operations.

Profit from discontinued operations net of tax amounted to EUR 9,021 million reflecting the divestment of ABN AMRO North America Company, which principally consisted of the retail and commercial activities of LaSalle, the divestment of ABN AMRO Mortgage Group, Inc. and the classification of Banca Antonveneta, Asset Management, Banco Real to Santander as discontinued operations.

Operating income

Operating income decreased by EUR 1,632 million, or 9.3%, to EUR 15,998 million (non-GAAP: operating income decreased by EUR 315 million or 2.5%). This relates primarily to the decreases of operating income in BU Europe (EUR 801 million) and Central Items (EUR 1,493 million; non-GAAP: EUR 176 million), partly offset by increases in BU Asia (EUR 408 million). Further comment is provided in the discussion of the individual lines that make up operating income and the BU commentaries:

Key notes:

•
Operating income in BU Europe decreased due to negative fair value adjustments (EUR 1,561 million) on portfolios related to the first impacts of the credit crisis that developed from the adverse conditions in the sub-prime mortgage market in the US. BU Europe includes the hub for global markets and therefore the impact of value adjustments is concentrated in this BU. The fair value adjustments were partly offset by the gains on sale of ABN AMRO Mellon.

•
Operating income in Central Items decreased, mainly due to lower proprietary trading results of the Global Markets activities and higher funding costs. This was partly offset by gains on the credit default swap portfolio that benefited from the general widening of the spread that occurred throughout the year (EUR 116 million), a gain on own credit risk (EUR 115 million), the gain on the sale of Capitalia whose shares were settled for Unicredit shares (EUR 624 million), and the gain on the sale of the Latin America Private Banking operations in Miami and Uruguay, which included the Latin America portfolios managed in Switzerland and Luxembourg (EUR 77 million).

•
Operating income in BU Asia increased due to further growth in the consumer clients business as the Preferred Banking activities and credit card business continued to expand, especially in India, China, Hong Kong and Taiwan. In addition, commercial client revenue increased as a result of higher merger and acquisition advisory fees, a rise in client transactions executed and higher global markets revenues.

Net interest income

Net interest income increased by EUR 372 million, or 8.8%, to EUR 4,595 million (non-GAAP: net interest income increased by EUR 250 million, or 5.5%, to EUR 4,815 million). This was mainly due to increases in BU Europe (EUR 724 million) and BU Asia (EUR 121 million), partly offset by a decrease in Central Items (EUR 477 million; non-GAAP: EUR 599 million).

Key notes:

•	The net interest income increase in BU Europe was mainly due to higher global markets income, as client income grew strongly.
•	The increase in BU Asia resulted from continued growth in the consumer lending business and credit card business and the consolidation of Prime Bank and Taitung Business Bank.
•	Net interest income in Central Items decreased due to higher funding costs and lower investment income following lower sales of available-for-sale bonds than in 2006.

Net fee and commission income

Net fees and commission income increased by EUR 211 million, or 5.8%, to EUR 3,852 million, primarily due to an increase in BU Asia (EUR 211 million), Central Items (EUR 112 million), partly offset by a decrease in BU Europe (EUR 197 million).

Key notes:

•
The increase in BU Asia (EUR 211 million) reflected the higher merger and acquisition advisory fees following the successful closing of client transactions, higher transaction banking revenues, and further growth in the sale of investment products to the Van Gogh Preferred Banking client base.

•
The decrease in BU Europe (EUR 197 million) was mainly due to a decline in securities commissions and commissions related to large corporate clients, which were partly offset by higher payments and asset management commissions.

Net trading income

Net trading income decreased by EUR 1,508 million, or 57.4%, to EUR 1,119 million (non-GAAP: net trading income decreased by EUR 1,514 million, or 57.6%, to EUR 1,116 million). This was mainly due to decreases in BU Europe (EUR 1,370 million) and Central Items (EUR 227 million; non-GAAP measure: EUR 233 million).

Key notes:

•
The decrease in BU Europe was due to negative fair value adjustments (EUR 1,561 million) relating to the first impacts of the credit crisis that developed from the conditions of the sub-prime mortgage market in the US.

•	The decrease of net trading income in Central Items is mainly due to lower proprietary trading income in the global market business.

Results from financial transactions

Results from financial transactions increased by EUR 367 million, or 47.8%, to EUR 1,134 million (non-GAAP: results from financial transactions increased by EUR 336 million, or 44.7%, to EUR 1,088 million). The increase was mainly due to increases in Central Items (EUR 285 million; non-GAAP: EUR 254 million) and BU Asia (EUR 54 million).

Key notes:

•
Results from financial transactions of Central Items increased in total EUR 285 million (non-GAAP: EUR 254 million) due to mark-to-market gains on the credit default swap portfolios managed as part of the capital and risk hedging activities that benefited from the general widening of credit spreads which occurred throughout 2007 and gains from changes in the fair value related to own credit risk of EUR 115 million, partly offset by decreased gains on sales of available-for-sale bonds.

Share of result in equity accounted investments

Share of results in equity accounted investments increased by EUR 37 million to EUR 223 million (non-GAAP measure: EUR 36 million to EUR 222 million), mainly due to the increase in BU Asia (EUR 39 million).

Other operating income

Other operating income increased by EUR 366 million, or 41.9%, to EUR 1,239 million, mainly due to increases at Central Items (EUR 303 million) and BU Europe (EUR 74 million).

Key notes:

•
The increase in Central Items (EUR 303 million) was mainly due to the gain on the sale of ABN AMRO’s stake in Captialia which was settled in exchange for Unicredit shares (EUR 624 million) and due to the gain on the sale of the Latin American Private Banking operations in Miami and Uruguay, including the Latin American portfolios managed in Switzerland and Luxembourg (EUR 77 million). The 2006 figures include the gain on the sale of the Futures business (EUR 229 million) and the gain on the sale of Kereskedelmi és Hitelbank Rt. (EUR 208 million).

•	The increase in BU Europe (EUR 74 million) was mainly due to the tax exempt gains on the sale of ABN AMRO’s 50% share in ABN AMRO Mellon Global Securities B.V. (EUR 139 million).

Income of consolidated private equity holdings

Income from consolidated private equity holdings decreased by EUR 1,477 million, or 27.8%, to EUR 3,836 million, due to the transfer of the management of the majority of the businesses from Private Equity to an independent management company. As a result of the structural change in control, the results from the portfolio of investments managed by the independent management company were no longer consolidated as of 1 July 2007 but instead changes in fair value are shown within results from financial transactions as a net gain on other equity investments.

Operating expenses

Operating expenses increased by EUR 83 million, or 0.6%, to EUR 14,785 million (non-GAAP: operating expenses increased by EUR 1,388 million, or 14.2%, to EUR 11,151 million), due to increases in operating expenses in BU Asia (EUR 277 million), BU Europe (EUR 184 million) and Central Items (decrease of EUR 408 million; non-GAAP: increase of EUR 897 million). In 2007, EUR 101 million of restructuring costs were released compared with a charge of EUR 95 million in 2006. In 2007, EUR 272 million of accelerated vesting of share-based payment plans were recorded. The accelerated vesting of share-based payment plans was a result of the acquisition of ABN AMRO by the Consortium Members.

Key notes:

•
The decrease in Central Items was caused by a decline in the operating expenses of consolidated Private Equity investments due to a change in control. On a non-GAAP basis, the operating expenses increased due to the break-up fee paid to Barclays (EUR 200 million), transaction-related advisory fees (EUR 211 million), transition and integration costs (EUR 95 million), the provision for the US Department of Justice investigation (EUR 365 million) and the costs of accelerated vesting of share-based payments (EUR 117 million).

•	The operating expenses in BU Asia increased due to the acquisition of Prime Bank and Taitung Business Bank, continued investments in new branches, and higher staff levels.

Loan impairment and other credit risk provisions

Loan impairment and other credit provisions increased by EUR 49 million, or 7.3%, to EUR 717 million. The provision level increased mainly in BU Europe (EUR 96 million) and BU Americas (EUR 77 million), partly offset by lower provisions in Central Items (decrease EUR 114 million).

Key notes:

•
Loan impairment and other credit risk provisions increased in BU Europe (EUR 96 million) and BU Americas (EUR 77 million) following the lower level of releases than in the prior year and a change in the credit cycle.

•	Provisions in Central Items decreased (EUR 114 million) as 2006 included an impairment for the Futures business which was sold to UBS in that year.

Tax

Tax expense declined by EUR 671 million (non-GAAP: tax expenses decreased by EUR 659 million) to a benefit of EUR 458 million (non-GAAP: 490 EUR million), mainly due to significant tax-exempt gains on disposals, including the gain on sale of Capitalia (EUR 624 million, net EUR 617 million), a lower corporate tax rate in the Netherlands, tax credits in some countries as well as substantial releases of tax liabilities resulting from the finalisation of prior year tax returns.

Profit from discontinued operations net of tax

Profit from discontinued operations net of tax of EUR 9,021 million in 2007 included:

•
The sale of ABN AMRO Mortgage Group, Inc., ABN AMRO’s US-based residential mortgage broker origination platform and residential mortgage servicing business, with a gain of EUR 110 million (net of tax results for the first two months and a gain on sale).

•
The sale of ABN AMRO North America Holding Company, which principally consisted of the retail and commercial activities of LaSalle Corporation (LaSalle), in October 2007 with a net of tax results for the first nine months of EUR 777 million, and a gain on sale amounted to EUR 7,163 million.

•	The classification as discontinued operations of Banca Antonveneta (EUR 107 million losses).
•	The classification as discontinued operations of Asset Management (EUR 171 million).
•	The classification as discontinued operations of Banco Real (EUR 786 million).

•	The gain on the sale of Interbank N.V., DMC Group (total EUR 69 million).
•	The partial release of a provision recorded in connection with the sale of Bouwfonds in 2006 (EUR 52 million).

Profit from discontinued operations net of tax of EUR 2,733 million in 2006 included:

•
The Group disposed of the property development and management activities of Bouwfonds in December 2006, resulting in profits of EUR 505 million, EUR 338 million of which related to the net gain on the sale and EUR 167 million of which related results of operations.

•	The classification as discontinued operations of ABN AMRO Mortgage Group, Inc. (EUR 104 million).
•	The classification as discontinued operations of ABN AMRO North America Holding Company (EUR 1,019 million).
•	The classification as discontinued operations of Banca Antonveneta (EUR 192 million).
•	The classification as discontinued operations of Asset Management (EUR 235 million).
•	The classification as discontinued operations of Banco Real (EUR 678 million).

ANALYSIS OF THE BALANCE SHEET MOVEMENTS

The following is an analysis by significant balance sheet category of movements between 31 December 2008 and 31 December 2007.

(in millions of euros)	2008	2007
Assets
Financial assets held for trading	212,653	242,277
Financial investments	67,061	96,435
Loans and receivables – banks	75,566	175,696
Loans and receivables – customers	270,507	398,331
Total assets	666,817	1,025,213

Liabilities
Financial liabilities held for trading	192,087	155,476
Due to banks	94,620	239,334
Due to customers	209,004	330,352
Issued debt securities	111,296	174,995

Equity
Equity attributable to shareholders of the parent company	17,077	29,575
Equity attributable to minority interests	46	1,134
Subordinated liabilities	13,549	15,616
Group capital	30,672	46,325

Guarantees and other commitments	42,148	55,140

The Group’s total assets were EUR 667 billion at 31 December 2008, a decrease of EUR 358 billion, or 35%, when compared with EUR 1,025 billion at 31 December 2007. This decrease is primarily related to the distribution of businesses from the Group to the acquiring Consortium Member and sales to third parties in relation to the transition and impact on transaction volumes and values due to effects of the dislocation in financial markets.

In July 2008, the Santander acquired businesses of the former BU Latin America, predominantly consisting of Banco Real in Brazil, were transferred to Santander resulting in a reduction of total assets by EUR 48 billion. There was also a significant decrease in the volume of reverse repurchase agreements due to the tightening of liquidity and reduction in the professional securities transactions market.

The Group’s total liabilities decreased EUR 343 billion, or 35%, to EUR 636 billion for reasons related to the decreases in total assets.

Financial assets and liabilities held for trading

Financial assets held for trading decreased by EUR 29 billion, or 12%, to EUR 213 billion at 31 December 2008 when compared with the 31 December 2007 amount of EUR 242 billion. This decrease resulted mainly from positions that were transferred to RBS, decreases in values due to current market conditions and planned balance sheet reductions by certain businesses. Partially offsetting this decrease were increases in derivative balances due to increases in the fair value of credit derivatives.

Financial liabilities held for trading of EUR 192 billion at 31 December 2008 increased by EUR 37 billion, or 24%, as compared to EUR 155 billion at 31 December 2007 mainly due to the change in derivatives as referred to above.

Financial investments

At 31 December 2008, the Group held financial investments of EUR 67 billion as compared to EUR 96 billion at 31 December 2007. The decrease of EUR 29 billion, or 30%, was due in part to the sale of EUR 6.7 billion of interest earning assets in a securities arbitrage conduit to RBS, and EUR 6 billion due to the sale of Banco Real and other businesses to Santander.

Loans and receivables – banks and Due to banks

Total loans and receivables – banks decreased EUR 100 billion, or 57%, to EUR 76 billion at 31 December 2008 compared to the balance of EUR 176 billion at 31 December 2007. This decrease was primarily driven by the decreased level of professional securities transaction volume, predominantly as a result of decreases in interbank funding activity.

The decline in Due to banks of EUR 145 billion, or 60%, was the most significant decline in liabilities, decreasing to EUR 95 billion at 31 December 2008 from EUR 239 billion at 31 December 2007. The most important drivers of the decrease in Due to banks were a decrease in professional securities transactions of EUR 97 billion and a EUR 52 billion decrease in time deposits from banks reflecting the dislocation in the financial markets.

Loans and receivables – customers and Due to customers

The decline in Loans and Receivables - customers was the most significant decline in assets, as the account declined by EUR 128 billion, or 32%, to 271 billion at 31 December 2008. The decrease was predominantly driven by a decline in professional securities transactions of EUR 85 billion, a decrease of EUR 14 billion in consumer lending, and a EUR 24 billion reduction due to the transfer of several multi-seller conduits to RBS.  The decrease also includes EUR 28 billion due to the sale of Banco Real and other businesses to Santander.

Due to customers decreased EUR 121 billion, or 37%, to EUR 209 billion at 31 December 2008 compared to the balance of EUR 330 billion at 31 December 2007. This decrease was primarily driven by the decreased level of reverse repurchase agreement transaction volume of EUR 69 billion, EUR 50 billion less commercial and consumer deposits due to maturities of time deposits which were not renewed as a result of dislocation in the financial markets.

Issued debt securities

At 31 December 2008, the Group had issued debt securities in the amount of EUR 111 billion as compared to EUR 175 billion at 31 December 2007. The decrease of EUR 64 billion, or 37%, was due to the redemption of certain debt corresponding to the decrease in assets as discussed above and the transfer of consolidated conduits to RBS.

Subordinated liabilities and preference shares conversion

Subordinated liabilities decreased EUR 2.1 billion, or 13%, to EUR 13.5 billion at 31 December 2008 compared to EUR 15.6 billion at 31 December 2007. EUR 0.7 billion of the decrease related to the sale of Banco Real and other Latin American businesses to Santander and EUR 0.6 billion is a result of maturities. In November, 2008, the Group converted its outstanding preference financing shares to ordinary shares, decreasing subordinated liabilities by EUR 0.8 billion.

Guarantees and other commitments

The Group has, at any time, a number of commitments to extend credit. At 31 December 2008, the Group had EUR 42 billion of guarantees and other commitments outstanding as compared to EUR 55 billion at 31 December 2007. At 31 December 2008, the Group had EUR 63 billion of committed credit facilities as compared to EUR 104 billion at 31 December 2007. Lower levels of commitments are reflective of lower overall lending volumes in 2008.

Group capital

The following table shows ABN AMRO’s capital at 31 December 2008, 2007 and 2006.

(in millions of euros)	2008	2007	2006
Ordinary share capital	1,852	1,085	1,085
Ordinary share premium reserves	5,343	5,332	5,245
Treasury shares	-	(2,640)	(1,829)
Retained earnings	11,096	25,650	18,599
Net gains/(losses) not recognised in the income statement	(1,214)	148	497
Equity attributable to shareholders of the parent company	17,077	29,575	23,597
Minority interests	46	1,134	2,298
Equity	17,123	30,709	25,895
Subordinated liabilities	13,549	15,616	19,213
Group capital	30,672	46,325	45,108

Group capital at year-end 2008 was EUR 30,672 million, a decrease of EUR 15,653 million or 33.8%, compared with 2007. This was due to:

•
A decrease of EUR 12,498 million, or 42.3%, in equity attributable to the shareholder of the parent company, which is mainly resulting from a decrease in retained earnings following the dividend payments in 2008 of in total EUR 19,213 million, a decrease in treasury shares as a result of the sale of these shares to RFS Holdings and an increase of losses not recognised in the income statement. This was partially offset by a net profit attributable to the shareholder of the parent company of EUR 3,580 million and an increase in ordinary share capital following the conversion of preference financing shares and (formerly convertible) preference shares.

•
A EUR 1,088 million decrease in minority interests in 2008, which is explained by net additions and disposals of EUR 996 million, EUR 107 million currency translation losses and profit attributable to minority interest of EUR 15 million.

•
A decrease of subordinated liabilities by EUR 2,067 million (2007: decrease EUR 3,597 million) to EUR 13,549 million (2007: EUR 15,616 million). The decrease in 2008 is a result of the conversion of preference shares, the disposal of Banco Real and some repayments.

Group capital at year-end 2007 was EUR 46,325 million, an increase of EUR 1,217 or 2.7%, compared with 2006. This was due to:

•
An increase of EUR 5,978 million, or 25.3%, in equity attributable to shareholders of the parent company, which is mainly due to an increase in retained earnings and partially offset by an increase in treasury shares

•
A EUR 1,164 million decrease of minority interests in 2007, which is explained by net reductions and disposals of EUR 1,026 million, EUR 38 million currency translation losses and profit attributable to minority interest of EUR 127 million.

•
A decrease of subordinated liabilities by EUR 3,597 million (2006: increase EUR 141 million) to EUR 15,616 million (2006: EUR 19,213 million). The decrease in 2007 is a result of the sale of LaSalle (EUR 1,487 million), currency translation losses (EUR 848 million), reclassifications to liabilities of businesses held for sale (EUR 1,090 million), issuances (EUR 1,496 million) and redemptions (EUR 1,537 million). Issuances in 2007 include: USD 1 billion (EUR 768 million) floating rate lower tier-2 due 2017, non callable before 2012; BRL 550 million (EUR 197 million) floating rate lower tier-2 due 2013 and 2014; and BRL 885 million (EUR 329 million) floating rate lower tier-2 due 2014. Redemptions were EUR 1,537 million and include a USD 750 million (EUR 555 million) 7.125% note issued in 1977, a NLG 750 million (EUR 340 million) 6% note issued in 1997, a NLG 500 million (EUR 227 million) 8.25% note issued in 1992 and a EUR 200 million note issued in 1997.

Credit ratings

At 31 December the credit ratings of ABN AMRO were as follows:

	2008		2007
	Long term	Short term	Long term	Short term
Standard & Poor’s	A+	A-1	AA-	A-1+
Moody’s	Aa2	P-1	Aa2	P-1
Fitch	AA-	F1+	AA-	F1+

Capital ratios

ABN AMRO applies capital adequacy ratios based on the Bank for International Settlements’ guidelines and Dutch Central Bank (‘DNB’) directives. These ratios compare ABN AMRO’s capital with its assets and off-balance sheet exposure, weighted according to the relative risk involved. Capital is also set aside for market risk associated with ABN AMRO’s trading activities. The minimum required ratios, as determined by the DNB, have been increased in 2008 as discussed in Section 3: ‘Risk & Capital Management’. The minimum Tier 1 ratio required is 9% (2007: 4%) and the minimum total capital ratio is 12.5% (2007: 8%). ABN AMRO has met these standards throughout the year including at balance sheet date with a Tier 1 ratio of 10.88% (2007: 12.42%), of which the core Tier 1 ratio is 10.10% (2007: 10.59%). The total capital ratio is 14.43% (2007: 14.61%) at 31 December 2008.

The total capital base decreased by 25.1% (2007: increased by 8.5%) to EUR 25.4 billion at 31 December 2008 (2007: EUR 33.9 billion). Risk weighted assets amounted to EUR 176.0 billion at 31 December 2008 (2007: 232.3 billion), a decrease of EUR 56.3 billion (2007: EUR 48.4 billion), or 24.2% (2007: 17.2%) from 2007.

The following table analyses ABN AMRO’s capital ratios at 31 December 2008, 2007 and 2006.

(in millions of euros)	2008	2007	2006
Tier 1 capital	19,152	28,850	23,720
Tier 2 capital	5,981	4,816	7,283
Tier 3 capital	272	272	272
Total capital base (including supervisory deductions)	25,405	33,938	31,275

Risk-weighted assets on balance	119,667	172,059	208,948
Off-balance	43,292	53,611	67,675
Market risks	13,069	6,642	4,081
Total risk-weighted assets	176,028	232,312	280,704

Tier 1 capital ratio	10.88%	12.42%	8.45%
Total capital ratio	14.43%	14.61%	11.14%

For further information on the capital ratios refer to Note 39 ‘Capital Adequacy’ within Section 5: ‘Consolidated Financial Statements’.

Liquidity and funding

Throughout the year, in response to the dislocation of the financial markets, in particular following the default of Lehman Brothers and ABN AMRO events related to the planned transition of businesses to Consortium Members, management was required to take appropriate relevant measures. Contingency funding plans were put in effect on a number of occasions to manage and to mitigate the negative effects in a coordinated manner in response to these events. In order to strengthen the liquidity buffer, an additional amount of Dutch residential mortgages were securitised as European Central Bank Eligible collateral. The timely response and effectiveness of the measures taken, together with the acquisition by the Dutch State of the interest in ABN AMRO from Fortis, enabled the Group to restore the trust of the public and to stem liquidity outflow, most of which has now been recouped.

ABN AMRO’s liquidity management is also directed towards supporting the smooth transfer of ABN AMRO businesses to the Consortium Members. In this respect ABN AMRO adjusted its funding policy in 2008 to concentrate on extending the funding profile through attracting wholesale funding as the long term debt issuance market was not available to ABN AMRO in 2008.

The above measures, in combination with the completion of the transfer of certain businesses, decreased the liquidity exposure significantly and enabled ABN AMRO to manage its liquidity position without excessive stress.

The market dislocation also impacted ABN AMRO’s managed asset-backed commercial paper (ABCP) conduits, which are diversified in terms of geographical spread and asset coverage. Also the maturities of the ABCP are well spread over time. These represented the largest contingent liquidity exposure of the Group. In February 2008 one asset arbitrage conduit was no longer able to refinance itself and drew liquidity. All other major conduits have been rolled over without difficulties due to the underlying quality of the assets, with ABN AMRO in some cases temporarily being required to warehouse ABCP. By late 2008 the majority of ABN AMRO's multi-seller conduits and the related issuance and sponsorship role have been transferred to RBS. The outstanding ABCP as per 31 December 2008 was EUR 17.8 billon (2007: EUR 50.9 billion), of which EUR 4.8 billion (2007: EUR 29.3 billion) relates to multi-seller conduits.

In December 2008, the Standard & Poor’s rating agency downgraded ABN AMRO, together with a number of other international banks. As a consequence ABN AMRO was required to post more collateral in January 2009, due to its role as a cash deposit bank in securitisation transactions.

Liquidity Ratio

ABN AMRO uses the stable funding to non liquid assets ratio in its liquidity management (refer Section 3: ‘Risk & Capital Management’ for a discussion on funding liquidity management and measurement). This ratio shows the extent to which core assets (non liquid assets) are covered by core liabilities (stable funding). Non liquid assets are assets that require continuous funding and where - from a commercial perspective - the Group is not in a position to discontinue funding. Stable funding is funding which is assumed to remain available in a crisis.

	2008	2007
Stable funding/non liquid assets:
Year end ratio	96%	102%
Average ratio	95%	99%

The Group has continued to meet its internal liquidity management limits as well as regulatory liquidity requirements in 2008.

Offices and branches

At 31 December 2008, the Group operated 615 offices and branches in the Netherlands (2007: 665) and 405 offices and branches (2007: 3,631) in 50 other countries and territories (2007: 55). Of these offices and branches, 14 (2007: 17) were in North America, 22 (2007: 2,212) in Latin America and the Caribbean, 140 (2007: 1,155) were in Europe, 9 (2007: 10) were in the Middle East and Africa and 220 (2007: 237) were in the Asia Pacific Region.

RESULTS OF OPERATIONS BY BU

Changes to reporting structure and presentation

From 1 January 2008 the management and control structure of ABN AMRO has been aligned with the consortium ownership of the Group. The results of operations for the years ended 31 December 2007 and 2006 have been restated to reflect these changes.

BU Europe

Selected information

The table below sets out selected information relating to BU Europe for the years ended 31 December 2008, 2007 and 2006.

(in millions of euros)	2008	2007	2006

Net interest income	1,461	1,220	496
Net fee and commission income	731	802	999
Net trading income	(9,835)	509	1,879
Results from financial transactions	(1,058)	140	179
Share of result in equity accounted investments	13	9	2
Other operating income	(5)	70	(4)
Operating income	(8,693)	2,750	3,551
Operating expenses	3,357	3,551	3,367
Operating result	(12,050)	(801)	184
Loan impairment and other credit risk provisions	2,025	101	5
Operating profit/(loss) before tax	(14,075)	(902)	179
Tax	(2,652)	(327)	46
Net operating profit/(loss)	(11,423)	(575)	133

Total assets	400,203	530,681	424,350
Risk-weighted assets	37,475	40,861	42,550
Full-time equivalent staff	11,233	12,150	10,416
Number of branches and offices	92	78	121
Efficiency ratio 1	-	129.1%	94.8%

1 Negative efficiency ratios have been excluded.

Results of operations for the years ended 31 December 2008 and 2007

Profit for the year decreased by EUR 10,848 million to a loss of EUR 11,423 million. This was as a result of a decrease in operating income of EUR 11,443 million, a decrease in operating expenses of EUR 194 million, an increase in loan impairment and other credit risk provisions of EUR 1,924 million and a decrease in tax expenses of EUR 2,325 million.

Operating income

Operating income decreased by EUR 11,443 million to a negative amount of EUR 8,693 million, mainly as a result of a decrease in net trading income of EUR 10,344 million and a decrease in results from financial transactions of EUR 1,198 million, partly offset by an increase in net interest income of EUR 241 million.

•
Net interest income increased by EUR 241 million mainly due to the interest on the proceeds of the sale of LaSalle, higher revenues from commercial banking and higher interest on cash balances in treasury.

•
The decrease in net trading income includes credit market write-downs against asset backed securities (EUR 1.6 billion) and credit valuation adjustment against exposures to credit insurance counterparties (EUR 4.8 billion). For further information refer to our discussion on ‘Credit market and related exposures’ in this section. The negative revenue also includes losses arising on counterparty failures (approximately EUR 1.0 billion, including losses associated with the Lehman Brothers bankruptcy and the Bernard L. Madoff fraud). Furthermore, trading income was impacted by approximately EUR 500 million of losses due to a change in the valuation methodology of complex products that involve multiple unobservable inputs, such as correlation and interpolation, which have been adjusted to use the same estimation techniques as the ultimate parent company RBS.

•
The decrease in results from financial transactions is due mainly to the transfer of certain credit portfolios, including structured real estate loans and the notes held by the asset arbitrage conduit, to RBS of approximately EUR 2.3 billion. These negative results are partly offset by gains recorded on own debt held at fair value of approximately EUR 0.6 billion.

•
Other operating income decreased by EUR 75 million, mainly due to the tax-exempt gains on the sale of ABN AMRO’s 50% share in ABN AMRO Mellon Global Securities Services B.V. (EUR 139 million) included in the 2007 results.

Operating expenses

Operating expenses decreased by EUR 194 million, or 5.5%, to EUR 3,357 million, primarily as a result of lower performance related bonuses resulting from the decreased trading performance and a reduction in headcount. In 2008, operating expenses included a restructuring charge of EUR 483 million, compared with a restructuring release of EUR 46 million in 2007 (total increase of EUR 529 million).

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provisions increased by EUR 1,924 million to EUR 2,025 million, mainly due to a provision relating specifically to LyondellBasell Industries (approximately EUR 1.1 billion) and further provisions in global banking and markets.

Tax

The effective tax rate for 2008 is impacted by losses incurred in the year for which no deferred tax asset was recognised.

Results of operations for the years ended 31 December 2007 and 2006

Profit for the year decreased by EUR 708 million to a loss of EUR 575 million. This reflects a decrease in operating income of EUR 801 million, an increase in operating expenses of EUR 184 million, an increase of EUR 96 million in loan impairments and other credit risk provisions, partly offset by a decrease of EUR 373 million in tax expenses.

Operating income

Operating income decreased by EUR 801 million, or 22.6%, to EUR 2,750 million predominantly due to negative fair value adjustments taken in the second half year 2007, related to the first impacts of the credit crisis that developed from the adverse conditions in the sub-prime mortgage market in the US. The negative fair value adjustments of EUR 1,561 million (EUR 1,139 million after tax) were comprised of a negative valuation adjustment on monolines of EUR 606 million (EUR 440 million after tax); and a negative valuation adjustment of EUR 955 million on asset backed securities and collateralised debt obligation exposures (EUR 699 million after tax) offset by gains on own credit risk of EUR 267 million recorded in the trading portfolio and EUR 53 million recorded in results from financial transactions. The decrease was partly offset by the gains on the sale of ABN AMRO Mellon.

•	Net interest income increased by EUR 724 million which was mainly due to higher global markets income, as client income grew strongly.
•
Net fees and commission income decreased by EUR 197 million, mainly due to a decline in securities commissions and commissions related to large corporate clients, partly offset by higher payments and asset management commissions.

•	Other operating income increased by EUR 74 million, mainly due to the tax-exempt gains on the sale of ABN AMRO’s 50% share in ABN AMRO Mellon Global Securities Services B.V. (EUR 139 million).

Operating expenses

Operating expenses increased by EUR 184 million, or 5.5%, to EUR 3,551 million reflecting higher staff costs as a result of an increase in full time equivalents (from 10,416 in 2006 to 12,150 in 2007) and an increase in bonus related expenses of EUR 284 million following the retention initiative and true-ups for the global markets business. The operating expenses included a restructuring release of EUR 46 million in 2007, and a restructuring charge of EUR 68 million in 2006 (total decrease of EUR 114 million). Non-staff costs were lower compared to 2006 as the benefits from the savings initiatives announced in 2006 were realised.

Loan impairment and other credit risk provisions

Loan impairments and other credit risk provisions increased by EUR 96 million to EUR 101 million. This increase was mainly due to additions in the corporate clients portfolio and the change in the credit cycle, partly offset by improvements in the small and medium-sized enterprises and consumer credit portfolios.

BU Asia

Selected information

The table sets out selected information relating to BU Asia for the years ended 31 December 2008, 2007 and 2006.

(in millions of euros)	2008	2007	2006

Net interest income	748	732	611
Net fee and commission income	392	1,008	797
Net trading income	634	372	358
Results from financial transactions	(291)	47	(7)
Share of result in equity accounted investments	(4)	39	-
Other operating income	23	16	47
Operating income	1,502	2,214	1,806
Operating expenses	1,696	1,696	1,419
Operating result	(194)	518	387
Loan impairment and other credit risk provisions	453	207	214
Operating profit/(loss) before tax	(647)	311	173
Tax	125	106	106
Net operating profit/(loss)	(772)	205	67

Total assets	54,901	72,171	67,844
Risk-weighted assets	22,118	16,233	16,552
Full-time equivalent staff	19,854	18,569	14,141
Number of branches and offices	201	216	132
Efficiency ratio	112.9%	76.6%	78.6%

Results of operations for the years ended 31 December 2008 and 2007

Profit for the year decreased by EUR 977 million to a loss of EUR 772 million. This was as a result of a decrease in operating income of EUR 712 million, stable operating expenses and an increase in loan impairment and other credit risk provisions of EUR 246 million.

Operating income

Operating income decreased by EUR 712 million, or 32.2%, to EUR 1,502 million, mainly due to:
•	Lower net fee and commission income (down by EUR 616 million) due to lower results from the merger and acquisition business and due to lower revenues from equity derivative and strategy business.
•	Net trading income increased by EUR 262 million to EUR 634 million, mainly due to higher results from local markets and global markets.
•
Results from financial transactions decreased by EUR 338 million, mainly due to negative valuation adjustments on equity investments including ABN AMRO’s investment in a fund holding shares in Korean Exchange Bank.

Operating expenses

Operating expenses remained stable at EUR 1,696 million. Higher operating expenses resulting from the business growth are offset by lower performance-related staff costs. In 2008, operating expenses included a restructuring charge of EUR 72 million, compared with a restructuring release of EUR 2 million in 2007.

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provisions increased by EUR 246 million to EUR 453 million, mainly as a result of the global market and retail business.

Results of operations for the years ended 31 December 2007 and 2006

Profit for the year increased by EUR 138 million, or 206.0%, to EUR 205 million. This reflects an increase of EUR 408 million in operating income, an increase of EUR 277 million in operating expenses and a decrease of EUR 7 million in loan impairment and other credit risk provisions.

Operating income

Operating income increased by EUR 408 million, or 22.6%, driven by strong growth in consumer banking and higher operating income in the commercial segment.

Client growth in the consumer banking segment was mainly driven by the Van Gogh Preferred Banking business, a relationship banking approach to mass affluent clients serviced through a dedicated point of contact. The number of clients increased by 12.3% to 3.7 million and the number of credit cards in BU Asia increased by 18.1% to 3.3 million. In addition, commercial client revenue as a result of higher merger and acquisition advisory fees, client transactions executed and higher global markets revenues.

•
Net fees and commission income increased by EUR 211 million, mainly due to the higher merger and acquisition advisory fees following the successful closing of client transactions, higher transaction banking revenues and further growth in the sale of investment products to the Van Gogh Preferred Banking client base.

•	Net trading income and results from financial transactions increased by EUR 68 million to EUR 419 million, mainly as a result of global markets activities.

Operating expenses

Operating expenses increased by EUR 277 million, or 19.5% to EUR 1,696 million, due to higher staff and bonus accruals as a result of increased revenues, continued investments in the new branches and the acquisition of Prime Bank and Taitung Business Bank. During 2007,16 branches across China, India, Indonesia, Hong Kong and Malaysia have been opened, bringing the total number of branches in BU Asia to 186, including 91 branches from recent acquisitions. In 2007, operating expenses included a restructuring release of EUR 2 million, compared with a restructuring charge of EUR 11 million booked in 2006.

BU Americas

Selected information

The table sets out selected information relating to BU Americas for the years ended 31 December 2008, 2007 and 2006.

(in millions of euros)	2008	2007	2006

Net interest income	339	213	217
Net fee and commission income	235	297	331
Net trading income	86	208	162
Results from financial transactions	(169)	4	(31)
Other operating income	36	53	29
Operating income	527	775	708
Operating expenses	665	875	901
Operating result	(138)	(100)	(193)
Loan impairment and other credit risk provisions	131	38	(39)
Operating profit/(loss) before tax	(269)	(138)	(154)
Tax	85	(77)	(193)
Net operating profit/(loss)	(354)	(61)	39

Total assets	23,091	83,939	77,563
Risk-weighted assets	20,802	9,118	10,057
Full-time equivalent staff	1,718	2,169	2,144
Number of branches and offices	22	22	35
Efficiency ratio	126.2%	112.9%	127.3%

Results of operations for the years ended 31 December 2008 and 2007

The result for the year decreased by EUR 293 million to a loss of EUR 354 million. This reflects a decrease in operating income of EUR 248 million, a decrease in operating expenses of EUR 210 million, an increase in loan impairment and other credit risk provisions of EUR 93 million and an increase in tax of EUR 162 million.

Operating income

Operating income decreased by EUR 248 million, or 32.0%, to EUR 527 million, primarily due to the negative results of the fair value adjustment of the credit market business transferred to RBS and credit derivatives trading losses.

•	Net interest income increased by EUR 126 million, mainly due to higher revenues in the global market, credit market and equities business.
•	Net trading income decreased by EUR 122 million, mainly due to credit derivative trading losses on credit default swaps.
•	Results from financial transactions decreased by EUR 173 million, mainly due to the negative result on the transfer at fair value of the North America multi-seller conduits to RBS.

Operating expenses

Operating expenses decreased by EUR 210 million, or 24.0%, to EUR 665 million, mainly due to the continued drive for improved cost management and the lower performance related bonuses. In 2008, operating expenses included a restructuring charge of EUR 102 million, compared with EUR 9 million restructuring charge booked in 2007.

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provisions increased by EUR 93 million to EUR 131 million due to financial institutions as well as corporate clients.

Results of operations for the years ended 31 December 2007 and 2006

Profit for the year decreased by EUR 100 million to a loss of EUR 61 million. This was as a result of an increase in operating income of EUR 67 million, a decrease in operating expenses of EUR 26 million, an increase in loan impairment and other credit risk provisions of EUR 77 million and a decrease in tax expenses of EUR 116 million. The US dollar depreciated 8.2% on average compared with the euro in 2007 (comparing the average rate in 2007 with the average rate in 2006).

Operating income

Operating income increased by EUR 67 million, or 9.5%, to EUR 775 million, mainly as a result of the positive impact on the global markets activities of the decline in interest rates and the weakening US dollar, despite the difficult market environment created by the sub-prime and credit crisis in the second half of the year 2007.

Operating expenses

Operating expenses decreased by EUR 26 million, or 2.9%, to EUR 875 million, with the successful drive for the further improved cost management being partly offset by higher bonuses.

Loan impairment and other credit risk provisions

Provisions changed from a net release of EUR 39 million to a net charge of EUR 38 million due to developments related to a small number of corporate credits.

Tax

Net tax credits decreased by EUR 116 million to a net tax credit of EUR 77 million.

BU Netherlands

Selected information

The table sets out selected information relating to BU Netherlands, for the years ended 31 December 2008, 2007 and 2006.

(in millions of euros)	2008	2007	2006

Net interest income	2,822	2,981	2,938
Net fee and commission income	750	781	747
Net trading income	112	83	72
Results from financial transactions	194	29	1
Share of result in equity accounted investments	30	54	49
Other operating income	170	244	264
Operating income	4,078	4,172	4,071
Operating expenses	2,923	2,641	2,638
Operating result	1,155	1,531	1,433
Loan impairment and other credit risk provisions	761	378	375
Operating profit before tax	394	1,153	1,058
Tax	88	271	302
Net operating profit	306	882	756

Total assets	158,875	141,741	133,900
Risk-weighted assets	83,914	78,729	74,329
Full-time equivalent staff	19,078	20,456	20,344
Number of branches and offices	600	650	644
Efficiency ratio	71.7%	63.3%	64.8%

Results of operations for the years ended 31 December 2008 and 2007

Profit for the year decreased by EUR 576 million, or 65.3% to EUR 306 million. This was as a result of a decrease in operating income of EUR 94 million, an increase in operating expenses of EUR 282 million, an increase of EUR 383 million in loan impairments and other credit risk provisions and a decrease of EUR 183 million in tax expenses.

Operating income

Operating income decreased by EUR 94 million, or 2.3% to EUR 4,078 million, primarily due to a decrease in net interest income and other operating income, partly offset by an increase in results from financial transactions.

▪
Net interest income decreased by EUR 159 million, or 5.3%, resulted from the inclusion of a negative interest margin from the Group Asset and Liability Management portfolios economically allocated to the Dutch State, partly offset by interest revenues on the proceeds of the sale of Asset Management. Increased gross interest, resulting from higher mortgage volumes and commercial loans, did not compensate for the lower margins. Margins on deposits and savings also dropped due to the migration to higher yielding saving products and deposits.

▪	Results from financial transactions increased by EUR 165 million, reflecting a positive result on the unwinding of some capital management related guarantee transactions.

•	Other operating income decreased by EUR 74 million, or 30.3%. The 2007 figures include the gain on the sale of some branches and offices.

Operating expenses

Operating expenses increased by EUR 282 million, or 10.7%, to EUR 2,923 million. The 2008 operating expenses include a restructuring charge of EUR 175 million, whilst in 2007 a restructuring allowance of EUR 46 million was released. The restructuring charge relates to integration and restructuring costs as well as costs related to the preparation for the possible sale resulting from the EC Remedy. Adjusted for the restructuring charge of EUR 175 million, operating expenses increase by EUR 107 million due to an increase in staff costs arising from a detailed review of staff related provisions and a provision for the estimated costs to the Group relating to the deposit guarantee scheme in the Netherlands.

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provisions increased by EUR 383 million, to EUR 761 million, mainly related to the small and medium enterprise portfolio.

Results of operations for the years ended 31 December 2007 and 2006

Profit for the year increased by EUR 126 million, or 16.7%, to EUR 882 million. This was as a result of an increase of EUR 101 million in operating income, an increase of EUR 3 million in operating expenses, an increase of EUR 3 million in loan impairments and other credit risk provisions and a decrease of EUR 31 million in tax expenses.

Operating income

Operating income increased by EUR 101 million or 2.5% to EUR 4,172 million, mainly due to an increase in net interest income, net fee and commissions and results from financial transactions.

•
Net interest income increased by EUR 43 million, or 1.5%, driven by loan growth, increases in saving volumes and improved margins on saving products, partly offset by pressure on loan margins in an increasingly competitive market.

•	Net trading income and results from financial transactions increased by EUR 39 million, or 53.4%, reflecting favourable market circumstances.

Operating expenses

Operating expenses increased by EUR 3 million, to EUR 2,641 million reflecting higher staff costs (EUR 159 million) as a result of an increase in full time equivalents (from 20,344 in 2006 to 20,456 in 2007), partly offset by lower internal settlements and lower costs for automation, consultancy and commercial expenses (EUR 84 million). In 2007, a restructuring allowance of EUR 46 million was released, whilst the 2006 operating expenses included a restructuring charge of EUR 31 million.

BU Private Clients

Selected information

The table sets out selected information relating to BU Private Clients for the years ended 31 December 2008, 2007 and 2006.

(in millions of euros)	2008	2007	2006

Net interest income	401	459	494
Net fee and commission income	572	760	675
Net trading income	78	72	54
Results from financial transactions	(13)	8	4
Share of result in equity accounted investments	1	-	2
Other operating income	72	91	75
Operating income	1,111	1,390	1,304
Operating expenses	863	969	916
Operating result	248	421	388
Loan impairment and other credit risk provisions	15	-	6
Operating profit before tax	233	421	382
Tax	68	123	111
Net operating profit	165	298	271

Total assets	18,239	19,594	20,498
Risk-weighted assets	7,804	8,184	7,662
Assets under Management (in billions of euros)	102	140	142
Full-time equivalent staff	3,962	3,137	3,212
Number of branches and offices	95	94	94
Efficiency ratio	77.7%	69.7%	70.2%

Results of operations for the years ended 31 December 2008 and 2007

Profit for the year decreased by EUR 133 million, or 44.6%, to EUR 165 million. This was as a result of a decrease in operating income of EUR 279 million, a decrease in operating expenses of EUR 106 million, an increase in loan impairment and other credit risk provisions of EUR 15 million, partly offset by a decrease in tax of EUR 55 million.

Operating income

Operating income decreased by EUR 279 million, or 20.1%, to EUR 1,111 million, mainly caused by lower Assets under Management levels, due to lower values of investments. The decrease was caused by the strong decline in financial markets during 2008, the divestments in the UK and Gibraltar, and the transfer of the Indian and Indonesian operations to RBS.

•	Net interest income decreased by EUR 58 million, or 12.6%, mainly due to lower client balances on saving accounts combined with higher client rates, which eroded interest margins.
•
Non-interest income decreased by EUR 221 million, or 23.7%, mainly driven by lower net fees and commission income, resulting from lower Assets under Management, which decreased by EUR 38 billion to EUR 102 billion. This decline reflects a reduction in net new assets and lower asset values due to deteriorated financial markets. Non-interest income includes an impairment of EUR 24 million of available for sale equity investments held in relation to insurance activities.

Operating expenses

Operating expenses decreased by EUR 106 million, or 10.9% to EUR 863 million, resulting from cost management actions throughout the year. The results in 2008 include EUR 33 million restructuring costs whereas 2007 include a restructuring release of EUR 2 million. Full time equivalents increased from 3,137 in 2007 to 3,962 in 2008, which were caused by the transfer of service and function staff from regional businesses to BU Private Clients.

Results of operations for the years ended 31 December 2007 and 2006

Profit for the year increased by EUR 27 million, or 10.0%, to EUR 298 million. This reflects an increase in operating income of EUR 86 million, an increase in operating expenses of EUR 53 million and an increase in tax expense of EUR 12 million.

Operating income

Operating income increased by EUR 86 million, or 6.6%, to EUR 1,390 million primarily driven by increases in the Netherlands and in Asia.

•	Net interest income decreased EUR 35 million, or 7.1%, mainly due to strong pressure on margins resulting from the flat yield curve over 2007. This specifically impacted margins on saving accounts.
•
Non-interest income increased by 14.9% or EUR 121 million mainly driven by higher net fee and commission income, reflecting higher volumes in non-interest related products such as stocks, investment funds and structured products. Assets under Management decreased by EUR 2 billion to EUR 140 billion, reflecting the sale of the Miami, Uruguay, Vermogensgroep and UK Private Banking operations. Financial market conditions, especially in the fourth quarter of 2007, resulted in portfolio value reduction which was offset by a net inflow of new money in 2007.

Operating expenses

Operating expenses increased by EUR 53 million, or 5.8%, to EUR 969 million. The results in 2006 included a restructuring release of EUR 27 million whereas 2007 included a restructuring release of EUR 2 million.

Central Items

Central Items includes head office functions and items that are not allocated to individual Consortium Members such as the private equity portfolio and the investment in Saudi Hollandi Bank. Interest on settlement amounts accruing to Santander are also included.

Selected information

The table sets out selected information relating to Central Items, for the years ended 31 December 2008, 2007 and 2006.

(in millions of euros)	IFRS			Consolidation effect (1)			Excluding consolidation effect
							(non-GAAP measure)
	2008	2007	2006	2008	2007	2006	2008	2007	2006

Net interest income/(expense)	12	(1,010)	(533)	(45)	(220)	(342)	57	(790)	(191)
Net fee and commission income	(51)	204	92	-	–	–	(51)	204	92
Net trading income/(loss)	(399)	(125)	102	-	3	(3)	(399)	(128)	105
Results from financial transactions	(347)	906	621	(36)	46	15	(311)	860	606
Share of results in equity accounted investments	66	121	133	-	1	–	66	120	133
Other operating income	10	765	462	-	–	–	10	765	462
Income of consolidated private equity holdings	1,726	3,836	5,313	1,726	3,836	5,313	-	–	–
Operating income	1,017	4,697	6,190	1,645	3,666	4,983	(628)	1,031	1,207
Operating expenses	2,125	5,053	5,461	1,635	3,634	4,939	490	1,419	522
Operating result	(1,108)	(356)	729	10	32	44	(1,118)	(388)	685
Loan impairment and other credit risk provisions	2	(7)	107	-	–	–	2	(7)	107
Operating profit/(loss) before tax	(1,110)	(349)	622	10	32	44	(1,120)	(381)	578
Tax	(294)	(554)	(159)	10	32	44	(304)	(586)	(203)
Net operating profit/(loss)	(816)	205	781	-	–	–	(816)	205	781

Total assets (2)	11,508	177,087	262,909	435	1,698	4,537	11,073	175,389	258,372
Risk-weighted assets (2)	3,915	79,187	129,554				3,915	79,187	129,554
Full-time equivalent staff (2)	3,713	16,409	35,299	2,594	13,168	30,881	1,119	3,241	4,418
Number of branches and offices (2)	10	3,236	3,608				10	3,236	3,608
Efficiency ratio (3)	208.9%	107.6%	88.2%	99.4%	99.1%	99.1%	–	137.6%	43.3%
(1)	This is the impact per line item of the private equity investments which are required to be consolidated under IFRS. See the accounting policies section of the financial statements.
(2)	Including discontinued operations.
(3)	Negative efficiency ratios have been excluded.

Results of operations for the years ended 31 December 2008 and 2007

The result for the year decreased by EUR 1,021 million to a loss of EUR 816 million. This was as a result of a decrease in operating income of EUR 3,680 million (non-GAAP: decrease EUR 1,659 million), a decrease in operating expenses of EUR 2,928 million (non-GAAP: decrease EUR 929 million) and a decrease in tax benefit of EUR 260 million (non-GAAP: decrease EUR 282 million).

The decrease in IFRS operating income and operating expenses results from the decrease of the consolidation effect. The consolidation effect decreased due to the sale of Private Equity investments in 2008 and due to a change in management control in 2007. The portfolio of investments, since the change of control managed by an independent management company, is no longer consolidated, but instead is carried at fair value with value changes directly impacting the profit and loss account.

Operating income

Operating income decreased by EUR 3,680 million, or 78.3%, to EUR 1,017 million (non-GAAP: decrease EUR 1,659 million), mainly due to lower Group Asset and Liability Management results, negative results from the Private Equity portfolio (approximately EUR 0.8 billion) and lower results from our shareholding in Unicredit (approximately EUR 0.8 billion) that was fully divested in 2008. The results from the Private Equity portfolio and the shareholding in Unicredit were both negative in 2008. This was partly offset by the interest revenue on the proceeds of the sale of Banca Antonveneta and the sale of Banco Real accruing to Santander. The 2007 figures include the gain on the sale of ABN AMRO’s stake in Capitialia which was settled in exchange for Unicredit shares (EUR 624 million) and the gain on the sale of the Latin American Private Banking operations in Miami and Uruguay, including the Latin American portfolios managed in Switzerland and Luxembourg (EUR 77 million).

In the course of 2008, the majority of the Group Asset and Liability Management portfolios have been allocated to the businesses acquired by the respective Consortium Members. Consequently the majority of the Group Asset and Liability Management results are no longer recorded in Central Items.

•
Net interest income increased EUR 1,022 million (non-GAAP: increased EUR 847 million), mainly due to the interest on the proceeds of the sale of Banca Antonveneta and the sale of Banco Real and due to the transfer of Group Asset and Liability Management portfolios as explained above.

•	The results from net fee and commission income decreased by EUR 255 million, mainly due to the transfer of Group Asset and Liability Management portfolios as explained above.
•	The results from net trading income decreased by EUR 274 million (non-GAAP: decrease EUR 271 million), mainly due to the transfer of Group Asset and Liability Management portfolios as explained above.
•
Results from financial transactions decreased by EUR 1,253 million (non-GAAP: decrease EUR 1,171 million), mainly due to lower results from the Private Equity portfolio (approximately EUR 0.8 billion) and lower results from our shareholding in Unicredit (approximately EUR 0.8 billion) driven by stock price developments prior to disposal in 2008.

•
Other operating income decreased by EUR 755 million to EUR 10 million. The 2007 figures include the gain on the sale of ABN AMRO’s stake in Capitalia which was settled in exchange for Unicredit shares (EUR 624 million) and the gain on the sale of the Latin American Private Banking operations in Miami and Uruguay, including the Latin American portfolios managed in Switzerland and Luxembourg (EUR 77 million).

Operating expenses

Operating expenses decreased by EUR 2,928 million (non-GAAP: decrease of EUR 929 million). The results in 2008 included a EUR 167 million restructuring charge, whereas 2007 included a restructuring release of EUR 14 million. Operating expenses in 2007 included a provision for the US Department of Justice investigation (EUR 365 million), transaction-related advisory fees (EUR 211 million), the break-up fee paid to Barclays (EUR 200 million), costs of accelerated vesting of share-based payments (EUR 117 million) and transition and integration costs (EUR 95 million).

Tax

Tax expense increased by EUR 260 million (non-GAAP: increased EUR 282 million) to a benefit of EUR 294 million (non-GAAP: EUR 304 million), mainly due to deferred tax asset impairments, while 2007 included higher tax-exempt gains on disposals as well as a tax release.

Results of operations for the years ended 31 December 2007 and 2006

Profit for the year decreased by EUR 576 million to EUR 205 million. This was as a result of a decrease in operating income of EUR 1,493 million (non-GAAP: decreased EUR 176 million), a decrease in operating expenses of EUR 408 million (non-GAAP: increased EUR 897 million), a decrease in loan impairment and other credit risk provisions of EUR 114 million and an increase in tax benefit of EUR 395 million (non-GAAP: increased EUR 383 million).

Operating income

Operating income decreased by EUR 1,493 million, or 24.1%, to EUR 4,697 million; non-GAAP: decreased EUR 176 million, mainly due to lower proprietary trading results of the global markets activities reported in Central Items and higher funding costs. This was partly offset by gains on the credit default swap portfolio that benefited due to the general widening of the spread that occurred throughout the year (EUR 116 million), a gain on own credit risk (EUR 115 million), both recorded in results from financial transactions, the gain on the sale of Capitalia whose shares were settled for Unicredit shares (EUR 624 million) and the gain on the sale of the Latin American Private Banking operations in Miami and Uruguay, including the Latin American portfolios managed in Switzerland and Luxembourg (EUR 77 million), both recorded in other income.

•
Net interest income decreased EUR 477 million (non-GAAP: decreased EUR 599 million), mainly due to higher funding costs and lower investment income following lower sales of available-for-sale bonds than in 2006.

•
Net trading income decreased by EUR 227 million (non-GAAP: decreased EUR 233 million) to a loss of EUR 125 million (non-GAAP: loss of EUR 128 million), mainly due to lower proprietary trading income on the global market business.

•
The results from financial transactions increased EUR 285 million (non-GAAP: EUR 254 million) due to mark-to-market gains on capital and risk hedging (credit default swap portfolio) that benefited from the general widening of the credit spreads that occurred throughout the year and gains from changes in the fair value related to own credit risk of EUR 115 million, partly offset by decreased gains on sales of available-for-sale bonds.

•
Other operating income increased by EUR 303 million to EUR 765 million due to the gain on the sale of ABN AMRO’s stake in Capitalia which was settled in exchange for Unicredit shares (EUR 624 million) and due to the gain on the sale of the Latin American Private Banking operations in Miami and Uruguay, including the Latin American portfolios managed in Switzerland and Luxembourg (EUR 77 million). The 2006 figures include the gain on the sale of the Futures business (EUR 229 million) and the gain on the sale of Kereskedelmi és Hitelbank Rt. (EUR 208 million).

Operating expenses

Operating expenses decreased by EUR 408 million (non-GAAP: increase of EUR 897 million). Operating expenses in 2007 included a provision for the US Department of Justice investigation (EUR 365 million), transaction-related advisory fees (EUR 211 million), the break-up fee paid to Barclays (EUR 200 million), costs of accelerated vesting of share-based payments (EUR 117 million) and transition and integration costs (EUR 95 million). The results in 2006 included a EUR 5 million restructuring charge, whereas 2007 included a restructuring release of EUR 14 million.

Loan impairment and other credit risk provisions

Loan impairment and other credit risk provisions decreased by EUR 114 million to a release of EUR 7 million. The 2006 results included a provision for the Futures business (EUR 72 million) which was sold to UBS in that year.

Tax

Tax expense declined by EUR 395 million (non-GAAP: decreased EUR 383 million) to a benefit of EUR 554 million (non-GAAP: EUR 586 million), mainly due to higher tax-exempt gains on disposals as well as a tax release.

CREDIT MARKET AND RELATED EXPOSURES

Explanatory note

The following disclosures provide information for certain of the Group’s business activities affected by the unprecedented market events of 2008 with a focus on trading and available-for-sale positions. In preparing these disclosures, the Group took into consideration the leading practice disclosure recommendations of the Financial Stability Forum issued in April 2008 and the report of the IASB Expert Advisory Panel ‘Measuring and disclosing fair value of financial instruments in markets that are no longer active’ issued in October 2008.

Each disclosure within this section commences with an overview of the contained topic. Further detail is then provided within the subsections and should be read in conjunction with all disclosures within this section.

Throughout this section the following abbreviations have been used:

ABCP	Asset-backed commercial paper
ABS	Asset-backed securities
CDO	Collateralised debt obligations
CDPC	Credit Derivative Product Company
CDS	Credit default swap
CLO	Collateralised loan obligations
CMBS	Commercial mortgage-backed securities
CP	Commercial paper
CVA	Credit valuation adjustment
IASB	International Accounting Standards Board
RMBS	Residential mortgage-backed securities
SIV	Structured investment vehicle
SPE	Special purpose entity

Market background

Overall, 2008 has been characterised by rapid dislocation in financial markets. In many cases, the dramatic liquidity squeeze and rise in funding costs for financial institutions has resulted in reluctance or inability of market participants to transact, and has adversely affected the performance of most financial institutions globally, including the Group. Stock markets have experienced extraordinary falls, and levels of volatility have been at record highs. Commodity prices have reduced sharply in the second half of the year and credit spreads continued to widen. Market perception of counterparty risk increased and the failure of major credit protection providers caused fair value losses and further increased the costs of mitigating credit exposure. Sustained falls globally in both residential and commercial real estate prices, fund valuations and worsening loan performance combined with a sustained lack of liquidity in the market, resulted in a greater amount of assets being valued at significantly lower prices.

The first quarter of 2008 saw a continuation of credit and liquidity shortages experienced during 2007, culminating in the near collapse of Bear Stearns in March. The centre of the credit issues remained the ABS market with worsening United States economic data supporting higher levels of default expectation in the property market. However, these default expectations started to go beyond the sub-prime market with Alt A and other non-conforming classes of loans particularly seeing significant price deterioration. In addition, wider economic concerns led to heavy fair value losses in the commercial mortgage backed securities market, in corporate debt and in leveraged loan exposures.

During the second quarter ABS prices initially rallied and steadied, however, towards the end of the quarter a negative house price trend in Europe became clear and, in the United States, market reaction to sub-prime mortgages extended to prime and near prime lending. Corporate credit spreads followed a similar pattern reacting to rising oil prices, inflationary pressures and continuing high EURIBOR/LIBOR despite base rate cuts.

Credit spreads continued to widen across the market through the third quarter and liquidity levels reduced further, resulting in pressure on banks and economies worldwide. This culminated in the demise of Lehman Brothers in September and further market consolidation and global state intervention to provide support to the banking sector.

During the fourth quarter there was a continued lack of confidence in the inter-bank market, with demand for stable investments resulting in United States treasuries reaching negative spreads. Corporate and ABS prices fell further particularly in the last two months of the year increasing pressure on banks’ capital positions. The year concluded with S&P downgrading the credit ratings of eleven global banks, including ABN AMRO.

General overview

The following table provides a high level overview of the Group’s net exposures.

(in millions of euros)	31 December
	2008	2007
Net exposure(1)
Asset-backed securities
- held for trading	5,493	10,294
- available-for-sale	22,571	30,528
Total asset-backed securities	28,064	40,822

Net exposure monolines	2,173	1,089

Net exposure CDPCs	1,645	993

Syndication and leverage loans	2,472	5,254

(1)
Net exposure is the carrying value after taking account of hedge protection purchased from monolines and other counterparties. The hedge provides protection against the notional and interest cash flows due to the holder of debt instruments in the event of default by the debt security counterparty.

The Group’s total net exposure on ABS of EUR 28 billion at 31 December 2008 has decreased significantly during 2008 as a result of the transfers to RBS, fair value adjustments and foreign exchange movements. The most significant fair value loss was recognised on the super senior CDOs exposure.

EUR 23 billion of the total net exposure relates to the Group’s RMBS position including mortgage covered bonds (EUR 11 billion) and RMBS positions with underlying asset mortgages guaranteed by the Dutch Government (EUR 8 billion). At 31 December 2008 97% of the total RMBS position was AAA rated.

The credit valuation adjustment on the monolines as well as on the CDPCs increased significantly during 2008 as a result of widening of the credit spreads and downgrading of some monolines.

The syndication and leverage loan portfolio position decreased significantly as a result of sales and impairments recorded.

Asset-backed exposures

Significant risk concentrations and losses

The Group’s credit market activities give rise to risk concentrations that have been particularly affected by the market turmoil experienced since the second half of 2007. The following tables below summarise the net exposures and balance sheet carrying values of these securities by measurement classification, with further commentary within this section on the specific products mentioned.

(in millions of euros)	Held-for-trading		Available-for-sale		Total ABS
	2008	2007	2008	2007	2008	2007
Net exposure(1)

RMBS	4,039	6,132	8,011	9,143	12,050	15,275
Mortgage covered bonds	-	-	10,858	11,017	10,858	11,017
CMBS	344	-	-	918	344	918
CDOs & CLOs	853	3,504	327	2,931	1,180	6,435
Other ABS	257	658	3,375	6,519	3,632	7,177
Total	5,493	10,294	22,571	30,528	28,064	40,822

Carrying value(2)

RMBS	4,096	6,132	8,011	9,143	12,107	15,275
Mortgage covered bonds	-	-	10,858	11,017	10,858	11,017
CMBS	592	1,339	-	918	592	2,257
CDOs & CLOs	4,224	8,060	327	2,931	4,551	10,991
Other ABS	257	659	3,375	6,519	3,632	7,178
Total	9,169	16,190	22,571	30,528	31,740	46,718

(1)
Net exposure is the carrying value after taking account of hedge protection purchased from monolines and other counterparties. The hedge provides protection against the notional and interest cash flows due to the holder of debt instruments in the event of default by the debt security counterparty.

(2)	Carrying value is the amount recorded on the balance sheet.

Asset-backed securities (‘ABS’) are securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of collateralised debt obligations (‘CDOs’), the referenced pool may be ABS or other classes of assets. The process by which the risks and rewards of the pool are passed on to investors via the issuance of securities with varying seniority is commonly referred to as securitisation.

Residential mortgage-backed securities (including mortgage covered bonds)

Residential mortgage-backed securities (‘RMBS’) are securities that represent an interest in a portfolio of residential mortgages. Repayments made on the underlying mortgages are used to make payments to holders of the RMBS. The risk of the RMBS vary primarily depending on the quality and geographic region of the underlying mortgage assets and the credit enhancement of the securitisation structure.

Several tranches of notes are issued, each secured against the same portfolio of mortgages, but providing differing levels of seniority to match the risk appetite of investors. The most junior (or equity) notes will suffer early capital and interest losses experienced by the referenced mortgage collateral, with each more senior note benefiting from the protection provided by the subordinated notes below. Additional credit enhancements may be provided to the holder of senior RMBS notes, including guarantees over the value of the exposures, often provided by monoline insurers.

The main categories of mortgages that serve as collateral to RMBS held by the Group are described below. At 31 December 2008 97% of the total RMBS portfolio was AAA rated and are primarily European positions.

Sub-prime mortgages are loans to sub-prime borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

Mortgage covered bonds are debt instruments that have recourse to a pool of mortgage assets, where investors have a preferred claim if a default occurs. These underlying assets are segregated from other assets held by the issuing entity.

RMBS prime guaranteed are RMBS backed by a portfolio of mortgages which are guaranteed by the Dutch Government.

Other Prime mortgages are those of a higher credit quality than non-conforming and sub-prime mortgages, and exclude guaranteed mortgages.

The table below shows the Group’s RMBS net exposures by measurement classification and underlying asset type.

(in millions of euros)	31 December 2008					31 December 2007
	Sub-prime	Mortgage covered bonds	Prime		Total	Sub-prime	Mortgage covered bonds	Prime		Total
			Guaranteed	Other				Guaranteed	Other
Total
Net exposure(1)
Held-for-trading	257	-	48	3,734	4,039	1,192	-	-	4,940	6,132
Available-for-sale	14	10,858	7,997	-	18,869	492	11,017	8,183	468	20,160

(1)	Regarding RMBS except for the sub-prime position the net exposure equals carrying value. No hedge protection was purchased on these instruments.

During 2008 a significant part of the sub-prime positions were transferred to RBS. The remaining net exposure originated in Europe and was primarily AAA rated as at 31 December 2008.

The mortgage covered bonds are all originated in Europe of which 80% were in Spain. In 2008 EUR 0.1 billion fair value loss was recorded in equity.

The EUR 8 billion of the RMBS prime guaranteed is backed by mortgages guaranteed by the Dutch Government and are AAA rated at 31 December 2008.

The other held for trading RMBS positions of EUR 3.7 billion are originated in Europe, 45% of which originated in the Netherlands. The fair value loss recognised in income on this portfolio during 2008 was 0.2 billion.

Commercial mortgage-backed securities

Commercial mortgage backed securities (‘CMBS’) are securities that are secured by mortgage loans on commercial land and buildings. The securities are structured in the same way as an RMBS but typically the underlying assets referenced will be of greater individual value. The performance of the securities is highly dependent upon the sector of commercial property referenced and the geographical region.

The net exposure of the CMBS position decreased mainly due to the migration of trades to RBS. Approximately 80% of the positions are originated in Europe.

Asset-backed collateralised debt and loan obligations

Collateralised debt obligations (CDOs) are securities of which performance is dependant on a portfolio of referenced underlying securitised assets. The referenced assets generally consist of ABS, but may also include other classes of assets. Collateralised loan obligations (CLOs) represent securities in special purpose entities (SPEs), the assets of which are primarily cash flows from underlying leveraged loans.

The Group’s ABS CDO and CLO net exposures comprise of the following:

(in millions of euros)	31 December
	2008	2007
Super senior CDOs	636	2,139
Other CDOs	362	3,479
CLOs	182	817
	1,180	6,435

The Group’s CDO exposures comprise CDOs structured by the Group that were unable to be sold to third parties due to prevailing illiquid markets.

Super senior CDOs

Super senior CDOs represent the most senior positions in a CDO, having subordination instruments (usually represented by a combination of equity, mezzanine and senior notes) which absorb losses before the super senior note is affected. Losses will only be suffered by the super senior note holders after a certain threshold of defaults of the underlying reference assets has been reached. The threshold is usually referred to in percentage terms of defaults of the remaining pool, and known as the ‘attachment point’.  These super senior instruments carry an AAA rating at point of origination or are senior to other AAA rated notes in the same structure. The level of defaults occurring on recent vintage sub-prime mortgages and other asset classes has been higher than originally expected. This has meant that the subordinate positions have diminished significantly in value, credit quality and rating and, as a result, the super senior tranches of the CDOs have a higher probability of suffering losses than at origination. The ratings of the majority of the underlying collateral are now below investment grade.

Depending on the quality of the underlying reference assets at issuance, the super senior tranches will be either classified as high grade or mezzanine. The majority of the Group’s total exposure relates to high grade super senior tranches of ABS CDOs. The table below summarises the carrying amounts and net exposures after hedge protection of the Group’s super senior CDOs as at 31 December 2008.  The collateral rating is determined with reference to S&P ratings where available. Where S&P ratings are not available the lower of Moody's and Fitch ratings have been used.

(in millions of euros)	31 December
	2008	2007
	High grade	High grade

Gross exposure	3,588	3,822
Hedges and protection	(939)	(889)
	2,649	2,934
Cumulative write downs on net open position	(2,013)	(795)
Net exposure after hedges	636	2,139

	%	%
Average price	24	73

Of which originated in:
2005 and earlier	1	1
2006	33	33
2007	66	66

Collateral by rating(1) at reporting date :
AAA	51	82
BBB- and above	20	3
Non-investment grade	29	15

(1)	Credit ratings are based on those from rating agencies Standard & Poor’s (S&P), Moody’s and Fitch and have been mapped onto S&P scale. % based on gross exposure.

The change in net exposure during the year is analysed in the table below.

(in millions of euros)	2008
Net exposure at 1 January 2008	2,139
Losses through income	(1,581)
Foreign exchange and other movements	78
Net exposure at 31 December 2008	636

Other CDOs

The net exposure of the Group’s other senior CDO exposures reduced significantly due to the transfer of a significant part of the available-for-sale portfolio portion to RBS and foreign exchange movements. The remaining positions are AAA rated and the fair value loss was insignificant mainly due to the early vintage, as the assets underlying these structures have not deteriorated to the same degree as more recently issued securities.

CLOs

Collateralised loan obligations represent securities in SPEs, the assets of which are primarily cash flows from underlying leveraged loans. The exposure decline is largely due to protection bought on these positions.

Other asset backed securities

The net exposure of the other asset backed securities amounts to EUR 3.6 billion (2007: 7.2 billion) of which EUR 3.3 billion is related to European covered bonds. The remaining EUR 0.3 billion include other assets backed securities issued by securitisation vehicles, similar to those in RMBS and CMBS structures, which reference cash flow generating assets other than mortgages. The wide variety of referenced underlying assets results in diverse asset performance levels. During 2008 EUR 2.4 billion other asset backed securities were transferred to RBS.

Other mortgage related exposures

The Group has a significant position in residential mortgages of EUR 94.2 billion (2007: EUR 95.5 billion). These mortgages are primarily originated in The Netherlands and are mainly prime. During 2008 the number of transactions on the Dutch mortgage market declined as result of a decline in the total volume of the Dutch mortgage market. The Group calibrates the models to determine impairment periodically. In 2008 the housing market was stable as a result the risks in the portfolio did not change significantly.

Valuation adjustment for counterparty credit risk

Credit valuation adjustments

The credit valuation adjustments (‘CVAs’) represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures.

The widening of credit spreads of corporate and financial institution counterparties during the year contributed to a significant increase in the level of CVA adjustments recorded across all counterparties particularly, monoline insurers and credit derivative product companies (‘CDPCs’) as set out in the table below.

(in millions of euros)	31 December
	2008	2007
Monoline insurers	2,822	606
CDPCs	591	61

The monoline insurer CVA is calculated on a trade-by-trade basis, and is derived using market observable monoline credit spreads. The majority of the monoline CVA is taken against credit derivatives hedging exposures to ABS. The CDPC CVA is calculated using a similar approach. However, in the absence of market observable credit spreads, the cost of hedging the counterparty risk is estimated by analysing the underlying trades and the cost of hedging expected default losses in excess of the capital available in each vehicle.

Monoline insurers

The Group has purchased protection from monoline insurers, mainly against specific ABS, CDOs and CLOs. Monoline insurers are entities which specialise in providing credit protection against the notional and interest cash flows due to the holders of debt instruments in the event of default by the debt security counterparty. This protection is typically held in the form of derivatives such as credit default swaps (‘CDS’) referencing the underlying exposures held by the Group.

During the year, the market value of securities protected by monoline insurers continued to decline as markets deteriorated. As the fair value of the protected assets declined, the fair value of the CDS protection from monoline insurers increased. As the monoline insurers had concentrated their exposures to credit market risks, their perceived credit quality deteriorated as concerns increased regarding their ability to meet their contractual obligations. This resulted in increased levels of CVA being recorded on the purchased protection. The combination of greater exposure and widening credit spreads has increased the level of CVA required.

The tables below analyse the Group’s holdings of CDSs with monoline counterparties.

(in millions of euros)	31 December
	2008	2007
Gross exposure to monolines	5,278	1,695
Credit valuation adjustment	(2,822)	(606)
Hedges with bank counterparties	(283)	-
Net exposure to monolines	2,173	1,089

The change in CVA is analysed in the table below.

(in millions of euros)	2008
At 1 January 2008	606
Net loss through income	3,515
CVA utilised during 2008	(1,346)
Foreign currency and other movements	44
Balance at 31 December 2008	2,822

The following table sets out the ratings of the insured assets covered by the credit insurance contracts and a detailed overview of the related movement in the gross exposure to monoline insurers.

	31 December 2008			31 December 2007
(in millions of euros)	Notional amount: protected assets	Fair value: protected assets	Gross exposure to monoline	Notional amount: protected assets	Fair value: protected assets	Gross exposure to monoline
AAA / AA rated
RMBS and CDO of RMBS	-	-	-	2,043	1,388	655
CMBS	540	445	95	4,408	4,010	398
CLOs	2,888	2,196	692	5,182	5,050	132
Other ABS	1,523	993	530	4,694	4,541	153
Other	-	-	-	113	109	4
	4,951	3,634	1,317	16,440	15,098	1,342
A / BBB rated
RMBS and CDO of RMBS	1,186	417	769	-	-	-
CMBS	3,835	1,714	2,121	-	-	-
CLOs	2,099	1,609	490	-	-	-
Other ABS	436	221	215	-	-	-
Other	277	161	116	-	-	-
	7,833	4,122	3,711	-	-	-
Sub-investment grade
RMBS and CDO of RMBS	244	34	210	618	389	229
Other	85	45	40	124	-	124
	329	79	250	742	389	353
Total
RMBS and CDO of RMBS	1,429	450	979	2,661	1,777	884
CMBS	4,376	2,159	2,216	4,408	4,010	398
CLOs	4,987	3,805	1,181	5,182	5,050	132
Other ABS	1,959	1,214	745	4,694	4,541	153
Other	363	206	157	237	109	128
	13,113	7,835	5,278	17,182	15,487	1,695

The Group also has some indirect exposure through wrapped securities and assets which have an intrinsic credit enhancement from monolines. These securities are traded with the benefit of this credit enhancement and therefore any deterioration in the credit rating of the monoline is reflected in the fair value of these assets. This indirect exposure declined during 2008 as most of these exposures were transferred to RBS.

Credit derivative product companies

CDPCs are companies that sell protection on credit derivatives that initially had AAA credit rating, based on models for capital allocation agreed with the rating agencies. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers.

The Group has exposures with CDPCs mainly relating to correlation trading activity. Correlation trading transactions are primarily driven by counterparties seeking credit exposure to specific baskets of underlying assets. The protection purchased from these counterparties by the Group are single name and index CDSs. As CDS spreads have widened and, credit protection has become more valuable during the year, the gross exposure to CDPC counterparties has increased.

The credit quality of CDPC counterparties has declined during the year, in particular in the second half of the year, reflecting the negative impact of credit risk concentrations in a declining market. As a result CVA adjustments to fair value taken against these derivatives have increased significantly.

The table below presents a comparison of mark to market of the credit protection purchased and the CVA on the CDPC. The rating is based on the rating of the CDPC:

	31 December 2008			31 December 2007
(in millions of euros)	Notional amount reference assets	Mark to market	Credit valuation adjustment	Notional amount reference assets	Mark to market	Credit valuation adjustment
AAA / AA rated	6,547	1,282	256	25,942	1,054	61
A / BBB rated	4,646	954	335	-	-	-
	11,193	2,236	591	25,942	1,054	61

The notional amount decreased significantly due to the transfer of a significant part of the CDPC position to RBS during 2008.

A significant proportion of the gross exposure at 31 December 2008 comprises CDS tranches with 16% - 53% attachment-detachment points for those hedged by AAA / AA CDPCs and 16% - 38% for those hedged by lower rated CDPCs.

The year on year movement in the CDPC CVA is analysed below:

(in millions of euros)	2008
Balance at 1 January 2008	61
Losses through income	1,293
Realised CVA – transfers to RBS	(693)
Foreign currency movement	(70)
Balance at 31 December 2008	591

Syndications and leveraged loans

The Group’s syndicated loan book represent amounts retained from underwriting positions where the Group was lead manager or underwriter, in excess of the Group’s intended long term participation and includes leverage finance loans. Leveraged finance is commonly employed to facilitate corporate finance transactions, such as acquisitions or buy-outs. A bank acting as a lead manager will typically underwrite the loan, alone or with others, and then syndicate the loan to other participants. The total portfolio is valued at amortised cost from origination.

The table below shows year on year movement of the total exposure consisting of the drawn and undrawn amounts:

(in millions of euros)	2008
Exposure at 1 January 2008	5,254
Additions	108
Sales	(1,070)
Realised losses on sale	(266)
Impairment provisions	(1,305)
Foreign currency and other movements	(249)
Balance at 31 December 20081)	2,472

(1)  EUR 0.4 billion is undrawn.

Since the beginning of the credit market dislocation in the second half of 2007, investor appetite for leveraged loans and similar risky assets has fallen dramatically, with secondary market prices falling due to selling pressure and margins increasing, thus also affecting the primary market. No new deals were executed in 2008, the addition relates to a bridge loan converted in an extended term loan. Concerted efforts to sell positions during the first half of 2008 were only partially successful due to the rapid change in market conditions since origination of the loans. Approximately 50% of the position is originated in the US and the other part in Europe.

SPEs and conduits

SPEs

The Group arranges securitisations to facilitate client transactions and undertakes securitisations to sell financial assets or to fund specific portfolios of assets. In a securitisation, assets, or interests in a pool of assets, are transferred generally to a special purpose entity (SPE) which then issues liabilities to third party investors. It is primarily the extent of risks and rewards assumed that determines whether these entities are consolidated in the Group’s financial statements.

The Group sponsors and arranges own-asset securitisations, whereby the sale of assets or interests in a pool of assets into an SPE is financed by the issuance of securities to investors. The pool of assets held by the SPE may be originated by the Group, or purchased from third parties, and may be of varying credit quality. Investors in the debt securities issued by the SPE are rewarded through credit-linked returns, according to the credit rating of their securities. The majority of securitisations are supported through liquidity facilities, other credit enhancements and derivative hedges extended by financial institutions, some of which offer protection against initial defaults in the pool of assets.

The Group also employs synthetic structures, where assets are not sold to the SPE, but credit derivatives are used to transfer the credit risk of the assets to an SPE. Securities may then be issued by the SPE to investors, on the back of the credit protection sold to the Group by the SPE.

The Group sponsors own-asset securitisations as a way of diversifying funding sources, managing specific risk concentrations, and achieving capital efficiency. The Group purchases the securities issued in own-asset securitisations set up for funding purposes. Primarily these own asset securitisations are consolidated.

Conduits

The Group sponsors and administers a number of asset-backed commercial paper (“ABCP”) conduits. A conduit is an SPE that issues commercial paper and uses the proceeds to purchase or fund a pool of assets. The commercial paper is secured on the assets and is redeemed either by further commercial paper issuance, repayment of assets or liquidity drawings.

The Group’s conduits can be divided into multi-seller conduits and own-asset conduits. In line with market practice, the Group consolidates both types of conduits where it is exposed to the majority of risks and rewards of ownership of these entities.

Multi-seller conduits

The Group’s most significant multi-seller conduits have thus far continued to fund the vast majority of their assets solely through ABCP issuance. During 2008 the majority of the conduits were transferred to RBS leading to a significant decrease of total assets held by the Group’s conduits of EUR 24 billion to EUR 5 billion. The remaining conduits are planned to be transferred to RBS. Assets purchased or financed by the multi-seller conduits include auto loans, residential mortgages, credit card receivables, consumer loans and trade receivables. All assets held by the multi-seller conduits are recorded on the Group’s balance sheet primarily within loans and receivables.

The Group’s maximum exposure to loss on its multi-seller conduits is EUR 6 billion (2007: EUR 8 billion excluding the conduits transferred in 2008), being the total amount of the Group’s liquidity commitments plus the extent of programme-wide credit enhancements which relate to conduit assets for whom liquidity facilities were provided by third parties.

Own-asset conduits

The Group also holds own-asset conduits that fund assets that have been funded at one time by the Group. The outstanding ABCP at 31 December 2008 was EUR 13 billion (2007: EUR 14 billion). The Group’s maximum exposure to loss on its own-asset conduits is EUR 13 billion (2007: EUR 16 billion), being the total drawn and undrawn amount of the Group’s liquidity commitments to these conduits.

SECTION 3  RISK AND CAPITAL MANAGEMENT

Regulation and supervision	57
Regulation in the Netherlands	57
Regulation in the European Union	60
Regulation in the United States	63
Regulation in the rest of the world	63

Risk management	63
Risk management and capital adequacy	63
Capital resources and minimum capital requirement information	65
Group risk framework and governance	68

Risk factors	78

Legal and regulatory proceedings	83

Regulatory sanctions	83

Ongoing investigations	84

RISK AND CAPITAL MANAGEMENT

This risk and capital management section sets out the regulatory environment faced by ABN AMRO Group worldwide, explains how the Group manages risk and describes some of the risk factors affecting ABN AMRO which should be considered before making investment decisions.

Regulation and Supervision

Regulation in the Netherlands

General

ABN AMRO and all its subsidiaries are regulated in the Netherlands by the Dutch Central Bank (‘DNB’) and the Netherlands Authority for the Financial Markets (‘AFM’).

ABN AMRO’s regulatory system in the Netherlands is a comprehensive system based on the provisions of the new Financial Supervision Act which came into effect on 1 January 2007. The Financial Supervision Act has replaced, amongst others, the Act on the Supervision of the Credit System 1992 without affecting the existing supervisory system. The Financial Supervision Act sets out rules regarding prudential supervision (by the DNB) and supervision of conduct (by the AFM). Prudential supervision focuses on the solidity of financial undertakings and contributes to the stability of the financial sector. Supervision of conduct focuses on orderly and transparent financial market processes, clear relations between market participants and due care in the treatment of clients (including supervision of the securities and investment businesses).

ABN AMRO is a ‘universal bank’ under the terms of the Financial Supervision Act because it is engaged in the banking business as well as the securities business. Some of the provisions of the Financial Supervision Act may restrict a bank’s ability to make capital contributions or loans to subsidiaries and to make distributions.

Supervision of credit institutions

In general, credit institutions are supervised by the DNB under the Financial Supervision Act. No enterprise or institution established in the Netherlands may pursue the business of a credit institution unless it has obtained prior authorisation from the DNB. Its supervisory activities under the Financial Supervision Act focus on supervision of solvency, liquidity and administrative organisation, including risk management and internal control. If, in the opinion of the DNB, a credit institution fails to comply with the rules and regulations regarding the above mentioned subjects, the DNB will notify the credit institution and may instruct the credit institution to behave in a certain manner. If the credit institution does not respond to any such instructions to the satisfaction of the DNB, the DNB is allowed to exercise additional supervisory measures that may include the imposition of fines.

The Financial Supervision Act provides that each supervised credit institution must submit periodic reports to the DNB. In accordance with this requirement the Group files quarterly and monthly reports with the DNB. At least one submission for each given year must be certified by an external auditor. The report to be certified is selected by an external auditor at his or her discretion.

On 1 July 2008 Article 20A of the Financial Supervision Act was extended to incorporate the requirements for eligibility of covered bonds. Dutch issuers of covered bonds now have the facility to register their programs with the DNB. The new legislation is designed to protect the interest of covered bondholders through special supervision by the DNB of the recognised covered bond programs. An issuer must comply with several conditions when submitting a program for recognition and demonstrate compliance to these conditions through the provision of specific documentation and information. Once a program is registered, the issuer will have ongoing administration and reporting obligations to adhere to.

Prior to the introduction of this legislation, ABN AMRO launched the first Dutch covered bond under its newly established EUR 25 billion Covered Bond Program. In the absence of a specific covered bond act, the programme replicated the typical characteristics of a covered bond issued under a legal framework. The program helps the Group to manage more effectively its debt maturity profile, credit curve and long-term liquidity position, while also bringing greater diversification to its global investor base.

Solvency supervision

Capital adequacy framework (Basel)

In 2004, the Basel Committee on Banking Supervision endorsed the publication of the ‘International Convergence of Capital Measurement and Capital Standards: a Revised Framework’, commonly referred to as Basel II. The Capital Requirements Directive, representing the translation of Basel II to EU legislation and replacing the Capital Adequacy Directive, was approved by the European Parliament in 2005. This acceptance by the European Parliament cleared the way in Europe for the implementation of the Capital Requirements Directive, with a published compliance date of 1 January 2008.

The implementation process of Basel II into Dutch legislation (Financial Supervision Act) and regulation was completed in December 2006 when the DNB published its supervisory rules.

Basel II provides three approaches of increasing sophistication to the calculation of credit risk capital: the Standardised Approach, the Internal Ratings Based Foundation Approach, and the Internal Ratings Based Advanced Approach. Basel II also introduces capital requirements for operational risk for the first time. Basel II is structured around three ‘pillars’:

Pillar 1 sets out minimum regulatory capital requirements, that is, the minimum amount of capital banks must hold against credit, operational and market risks.

Pillar 2 sets out the key principles for supervisory review of an institution’s risk management framework and, ultimately, its capital adequacy. It sets out specific oversight responsibilities for the Board and senior management, thus reinforcing principles of internal control and other corporate governance practices. Pillar 2, in the new regulation, requires that the institutions conduct an internal capital adequacy assessment process.

Pillar 3 aims to bolster market discipline through enhanced disclosure by banks.

ABN AMRO’s transitional agreement and current compliance with the Basel II capital adequacy framework

ABN AMRO Holding N.V. and its consolidated subsidiaries are fully owned by RFS Holdings B.V. which is controlled by The Royal Bank of Scotland Group plc, incorporated in the United Kingdom. Consequently, ABN AMRO is under the supervision of the United Kingdom Financial Services Authority (FSA) as its home regulator, and the DNB as its host regulator, for Basel II compliance. For all other matters the DNB remains the home regulator.

ABN AMRO, subsequent to its acquisition by RFS Holdings in October 2007, received approval for a transitional period from its host, as well as its home regulator, for compliance to Basel II capital rules. ABN AMRO has agreed with the DNB and the FSA to continue to report capital on the basis of Basel I until 31 December 2009. In accordance with this, revised minimum requirements have been set for the Tier 1 and total capital ratios, including the requirement to treat capital deductions in the same manner as required under Basel II. The minimum Tier 1 ratio required is 9% and the minimum total capital ratio is 12.5%.

During the agreed transition period, ABN AMRO continues to operate internally based on its economic capital guidelines which served as its capital adequacy framework prior to and in preparation of the Basel II framework, notwithstanding the fact that the underlying calculation methodologies are migrating to those of the relevant Consortium Member.

The solvency rules for Basel I require that ABN AMRO maintains a minimum level of total capital to support the risk-weighted total value of balance sheet assets and off-balance sheet items. These off–balance sheet items include guarantees, documentary credits, the credit equivalent of interest and currency-related contracts, unused portions of committed credit facilities with an original maturity of over one year, note issuance facilities and revolving underwriting facilities, as well as the market risk for financial instruments in the trading book. This minimum level of total capital is called the Capital Adequacy Ratio. The risk-weighting considers the debtor’s risk, which depends on the debtor’s classification, whether or not security is provided, and the country of origin of the debtor.

For ABN AMRO, total capital consists of core capital (Tier 1 capital) and secondary capital (upper and lower Tier 2 capital). ABN AMRO is also permitted to maintain an additional form of regulatory capital, Tier 3 capital, to support the market risk of financial instruments in ABN AMRO’s trading book and foreign exchange risk of all business activities. The amount of lower Tier 2 capital may not exceed 50% of the amount of Tier 1 capital, and the amount of Tier 2 capital included in total capital may not exceed the amount of Tier 1 capital. In addition, Tier 3 capital may not exceed 250% of the amount of Tier 1 capital that is necessary to support market and foreign exchange risk and the sum of Tier 2 and Tier 3 capital may not exceed Tier 1 capital. Goodwill and interests of more than 10% in non-consolidated banking and financial subsidiaries are deducted from Tier 1 capital and total capital.

Exposure supervision

The DNB has issued specific rules with respect to large exposures to a single borrower or group of interconnected borrowers, or in relation to certain other businesses that involve a concentration of risk. Large exposures generally include all assets and off-balance sheet items of a credit institution with respect to a single borrower or group of interconnected borrowers which exceed 10% of a credit institution’s total capital. Large exposures must be reported once every quarter to the DNB. There is a limit of 25% of total capital for a single large exposure as part of the banking book. Trading book positions may exceed this limit subject to additional solvency requirements. The aggregate amount of all large exposures of a credit institution may not exceed 800% of its total capital. In 2008, there were no exposures exceeding these thresholds.

Liquidity supervision

Banks are required to report on a consolidated level on their liquidity position to the DNB monthly, on the basis of the liquidity supervision directive. The liquidity directive seeks to ensure that banks are in a position to cope with an acute short term liquidity shortage under the assumption that banks would remain solvent. In principle, the DNB liquidity directive covers all direct domestic and foreign establishments (subsidiaries/branches), including majority participations. The regulatory report also takes into consideration the liquidity effects of derivatives and the potential drawings under committed facilities.

The directive places emphasis on the short term in testing the liquidity position over a period of up to one month with a separate test of the liquidity position in the first week. For observation purposes, several additional maturity bands are included in the liquidity report (one to three months, three to six months, six months to one year and beyond one year).

Available liquidity must always exceed required liquidity. Available liquidity and required liquidity are calculated by applying weighting factors to the relevant on- and off-balance sheet items, i.e. irrevocable commitments. The liquidity test includes all currencies. Compliance reports concerning liquidity requirements of foreign subsidiaries are submitted to the appropriate foreign regulatory authorities as required. At a consolidated level, and in every country in which ABN AMRO operates, the Group adheres to the liquidity standards imposed by the applicable regulatory authorities.

Structural supervision

Pursuant to the Financial Supervision Act, banks are prohibited to hold, acquire or increase a qualifying holding or exercise any control relating to a qualifying holding in a bank in the Netherlands, except if it has obtained a Declaration of No Objection (‘DNO’) from the DNB (or in certain specified cases from the Dutch Minister of Finance). Qualifying holding means a participation of at least 10% in the issued share capital of the related voting rights or similar influence. The DNO would be issued unless the qualifying holding in the bank concerned would lead to an influence which might jeopardise sound and prudent operations or the qualifying holding could or would lead to an undesirable development of the financial sector.

The DNB or the Dutch Minister of Finance can, on request, grant so-called bandwidths, umbrella and group-DNOs in respect of qualifying holdings. The DNO is not required in case of a qualifying holding by a bank in a company whose assets consist of more than 90% liquid assets.

According to Dutch regulation a DNO will not be issued regarding qualifying holdings if the value of the equity participation would exceed 15% of a bank’s total capital or if the participation would cause the value of the credit institution’s aggregate qualifying holdings in non-financial institutions to exceed 60% of its total capital. Certain types of participations will be approved in principle, although in certain circumstances a DNO will have a limited period of validity, such as in the case of a debt rescheduling or rescue operation or when the participation is acquired and held as part of an issue underwriting operation. Generally the approval will be given where the value of the non-financial institution concerned or the value of the participation does not exceed certain threshold amounts.

Supervision of the securities and investment businesses

The Group is also subject to supervision of its activities in the securities business. The Financial Supervision Act, which has replaced the Act on the Supervision of the Securities Trade 1995 together with the decrees and regulations promulgated thereunder, provides a comprehensive framework for the conduct of securities trading in or from the Netherlands. The AFM is charged by the Dutch Minister of Finance with supervision of the securities industry.

ABN AMRO and/or certain subsidiaries of ABN AMRO are also active as managers and/or custodians of collective investment plans, which comprise both investment funds and investment companies. Collective investment plans are subject to supervision by the DNB and the AFM.

Regulation in the European Union

The Financial Services Action Plan 1999-2005 laid the foundations for a single financial market in the EU and has brought about many changes. In its strategy on Financial Services for 2005-2010, the European Commission sets out its objectives to achieve an integrated, and competitive EU financial market by removing any remaining barriers, especially in the retail area so that financial services can be provided and capital can circulate freely throughout the EU at the lowest possible cost, resulting in high levels of financial stability, consumer benefits and consumer protection.

The financial services sector includes three major areas for which European regulatory policies apply: banking, capital markets, and asset management.

A new capital requirements framework was adopted in June 2006 as the Capital Requirements Directive. The Capital Requirements Directive is the legal vehicle pursuant to which the Basel II framework has been implemented into EU law. The Consolidated Banking Directive lays down rules concerning the taking up and pursuant to the business of credit institutions and their prudential supervision. Under this Directive, a bank can offer banking on the basis of a single banking licence (‘European passport’) through the establishment of a branch or cross-border provision of services in all the EU countries. The Capital Requirements Directive lays down the capital adequacy requirements applying to investment firms and credit institutions. Refer to Solvency supervision section for more information.

In October 2008, the Commission adopted proposals to amend the Capital Requirements Directive in light of the financial crisis. Proposals address items such as large exposures, supervisory arrangements and crisis management and securitisation.  In another action taken in response to the crisis, in October 2008, the Commission adopted a proposal for amendments to the Deposit Guarantee Schemes Directive. In December 2008, the European Parliament adopted in first reading, 1) an increased minimum cover level from EUR 20,000 to EUR 50,000 with a further increase to EUR 100,000 by 31 December 2010 and 2) a reduction in the payout time. The amended Directive should be transposed into national law by 30 June 2009. Also refer to the Solvency supervision section for more information.

In the area of securities legislation, the Market Abuse Directive prohibits market manipulation and insider dealing in all securities admitted to trading on an EU regulated market. This Directive is likely to be reviewed in 2009. The same applies to the Prospectus Directive that regulates the process and the disclosure requirements for public offerings in and admissions to trading on an EU regulated market of securities, and allows European public offerings with one single prospectus. The Transparency Directive harmonises the transparency requirements for information about issuers whose securities are admitted to trading on an EU regulated market.

The other important piece of legislation in this area is the Markets in Financial Instruments Directive, which came into force on 1 November 2007. It regulates amongst others the cross-border provision of investment services and regulated markets and replaces the 1993 Investment Services Directive which established the single passport for investment firms. The Markets in Financial Instruments Directive provides a harmonised regime for investment services and aims at increasing competition and reinforcing investor protection. It streamlines supervision on the basis of home country control and enhances the transparency of markets. It harmonises conduct of business rules, including best execution, conflicts of interests and client order handling rules. The Directive abolishes the concentration rule, and thus leads towards a more competitive regime between order execution venues. It also imposes market transparency rules for investment firms, regulated markets and multilateral trading systems for both pre- and post-trading for equities.

For post-trading, the European Commission has directed the industry to agree on a Code of Conduct for Clearing and Settlement, which was signed by the stock exchanges in November 2006. The Code aims at enhancing price transparency and increasing competition across the EU post-trading market. In April 2008, the Commission adopted a proposal to amend the Financial Collateral Arrangements Directive and the Settlement Finality Directive. The proposal strengthens the protection of settlement systems and financial collateral arrangements and enables them to adapt to the new market conditions created by the Markets in Financial Instruments Directive and the Code of Conduct for Clearing and Settlement.

Likewise, political initiatives in the area of retail financial services and payment services have been launched. In April 2008, the EU institutions adopted a Directive on Consumer Credit. The Directive covers personal loans of between EUR 200 and 75,000 repayable after more than one month. The Directive introduces consumer protection provisions and at the same time aims at the creation of a single market for consumer credit in the EU. The most significant changes are with respect to 1) the provision of standardised pre-contractual and contractual information; 2) the right of withdrawal; 3) early repayment and 4) the standardisation of methods for calculating the annual percentage rate of charges. Mortgages and deferred debit cards are explicitly excluded from the Directive’s scope. The Directive came into force on 11 June 2008 and EU Member States will have two years to incorporate the new rules into their national legislation.  In respect of mortgage credit, the European Commission adopted a White Paper on the Integration of EU Mortgage Markets. The White Paper presents measures to improve the efficiency and the competitiveness of these markets. The Commission is consulting with stakeholders on the best approach to deliver the necessary added value.

In November 2008, the European Banking Industry Committee, a committee of the European Commission, adopted the industry’s voluntary code of conduct for switching accounts within the same country, the Common Principles for Bank Account Switching. National banking associations are expected to implement them in each Member State by 1 November 2009.

In October 2007, the EU institutions formally adopted the Payment Services Directive. This Directive will open up the payment services to competition from new licensed payments institutions and increase consumer protection by introducing information requirements and uniform operational rules for payment service providers. This Directive, applicable in the EU to all payments in Euro and other Member States currencies, lays the basis for the creation of a Single Market in payments and constitutes the legal framework for the Single Euro Payments Area (‘SEPA’). The deadline for implementation of the Directive into national law is 1 November 2009. On 28 January 2008, the SEPA Credit Transfer Scheme went live, thus completing the first phase of the Single Euro Payments Area which is scheduled to be fully operative by 2010. In October 2008, the Commission adopted a proposal for a new regulation replacing Regulation 2560/2001 on cross-border payments in Euro. The proposal aims at extending the principle of equality of charges to direct debits, enhancing consumer protection and reducing the burden of statistical reporting.

In October 2008, the Commission proposed a new e-money Directive to facilitate take-up in the e-money market. The proposal is being debated at the European Parliament and is expected to be voted on by April 2009.

In the area of asset management, the EU has enacted legislation on pension and investment products. On investment funds, there are two Undertakings for Collective Investment in Transferable Securities Directives (‘UCITS’), the first regulating the product (e.g., types of assets in which to invest) and the second one giving management companies a ‘European passport’ to operate throughout the EU. The Commission initiated a review of the UCITS framework with the aim of increasing the efficiency of the European investment fund industry.  In the field of supplementary pensions, a Directive has liberalised the market for supplementary pension schemes by allowing pension providers to operate on an EU-wide basis and establishing ‘prudent person principles’ for asset allocation.

The third Anti-Money Laundering Directive, adopted in November 2005, was required to be implemented into national law of Members States by December 2007. The aim of the Directive is to transpose the Financial Action Task Force’s forty recommendations. It follows a risk-based approach under which all measures aimed at preventing money laundering must be applied on a proportionate basis, depending on the type of customer, business and other considerations.

On 1 January 2007, the Regulation which transposes the Financial Action Task Force Special Recommendation VII (SR VII) on ‘wire transfers’ into EU legislation came into force. It lays down rules on information on the payer accompanying transfers of funds, in order to allow basic information to be immediately available to the authorities responsible for combating money laundering and terrorist financing.

Regulation in the United States

ABN AMRO’s operations in the United States are subject to extensive regulation and supervision by both federal and state banking authorities. ABN AMRO is a bank holding company within the meaning of the US Bank Holding Company Act of 1956, which restricts its non-banking activities in the United States. However, ABN AMRO Holding N.V. elected to become a financial holding company on 11 March 2000, and as such is permitted to engage in an expanded range of non-banking activities subject to applicable laws and regulations.

Regulation in the rest of the world

Our operations elsewhere in the world are subject to regulation and control by local supervisory authorities, and our offices, branches and subsidiaries in such jurisdictions are subject to certain reserve, reporting and control and other requirements imposed by the relevant central banks and regulatory authorities.

RISK MANAGEMENT

Risk management and capital adequacy

ABN AMRO has implemented a combination of advanced and standardised approaches for Credit, Market and Operational risks as allowed under the regulatory framework and is using this in the management of its business. With regards to market risk, ABN AMRO uses an internal Value at Risk (“VaR”) model for calculating capital requirements for the majority of the trading book market risks. Refer to the Group Risk Framework and Governance section of this report for further discussion of these risks.

Capital adequacy and risk management are closely aligned. ABN AMRO undertakes a regular assessment of its internal capital requirement based on a quantification of the material risks to which it is exposed. This assessment includes the use of stress tests to assess whether the Group's capital resources are adequate to remain above minimum requirements during specified scenarios. The results of this internal capital assessment are reviewed by the Policy Group Risk Committee (‘Policy GRC’) and the Group Asset and Liability Committee (‘Group ALCO’) and are used to ensure the adequacy of the Group's available capital resources, based on target and minimum capital requirements as set in the risk appetite framework. This framework is detailed further under the Group risk framework and governance section below.

The main risks facing the Group are:
•	Credit risk: the risk arising from the possibility that the Group will incur losses from the failure of customers to meet their obligations.
•	Funding liquidity risk: the risk to earnings and capital arising from the Group’s potential inability to meet its obligations as they fall due.
•
Market risk: the risk the Group is exposed to because of positions held in its trading portfolios and its non-trading businesses. Market risk encompasses equity, currency, interest rate and market liquidity risks.

•	Operational risk: the risk arising from the Group's people, processes, systems, physical assets and external events.
•
Compliance and regulatory risk: the risk arising from failing to meet the requirements and expectations of the Group's many regulators, or from a failure to address or implement any change in these requirements or expectations.

•
Legal risk: the risk from failure to comply with statutory or regulatory obligations and from uncertainty due to legal actions or uncertainty in the applicability or interpretation of contracts, law or regulations.

•	Financial reporting risk: the risk of a lack of fair presentation and as a result of material misstatements in one or more of the financial statement amounts or disclosures.
•	Reputational risk: the risk of potential losses arising from negative public opinion.
•	Business risk: the risk that operating income is lower than expected because of lower than expected revenues or higher than expected costs.

The allocation of capital resources to businesses is determined as part of the annual business and financial planning process, and it is based upon an assessment of the abovementioned risks.

The Capital Management process is governed by the Group ALCO. It is responsible for the development of the Group’s policies on liquidity risk, the hedging of capital invested in countries, managing capital ratios and the total capital requirement, and assessing new capital and debt issuance needs.

The Group Asset and Liability Management department is responsible for the management of the Group’s asset and liability management policies and prepares a monthly capital outlook for the Group and its separate parts.

To ensure a smooth separation, management has adjusted the Group ALCO governance framework, aligning it with the planned transition of the Consortium Members’ acquired businesses. It includes the allocation of appropriate capital and setting of liquidity limits for each Consortium acquired business as part of the total capital and liquidity requirements.

Capital resources and minimum capital requirement information

ABN AMRO is fully consolidated for regulatory reporting within the RBS Group. Pillar 3 information for ABN AMRO is included within the RBS Group Pillar 3 disclosures. Detailed Pillar 3 reports which include ABN AMRO are available at www.rbs.com.

The table below summarises the capital position of the ABN AMRO Holding N.V., complying with Pillar 3 disclosures for a significant subsidiary of an EU parent.

Regulatory Capital resources as at 31 December 2008
(in millions of euros)	2008
Tier 1 Capital Resources
Permanent share capital	1,852
Profit and loss account and other reserves (taking into account interim net losses)	10,854
Share premium account	5,343
Investment in own shares	-
Intangible assets	(309)
Minority interests	38
Core Tier 1 Capital	17,778
Perpetual non-cumulative preference shares	3,318
Other Tier 1 Capital	3,318
Excess limits for non innovative Tier 1 instruments	-
Excess limits for innovative Tier 1 instruments	-
Net losses on equities held in available-for-sale financial asset category	-
Material holdings	-
50:50 Tier 1 deductions	(1,943)
Total Tier 1 capital after deductions	19,153

Tier 2 Capital Resources
Tier 2 capital instruments	7,924
50:50 Tier 2 deductions	(1,943)
Other Tier 2 deductions	-
Total Tier 2 capital after deductions	5,981

Total Tier 3 Capital	272
Deductions for Tiers 1 & 2 capital	-
Expected loss amounts and other negative amounts	-
Total capital resources after deductions	25,405

Total Risk Weighted Assets	176,028
Tier 1 ratio	10.88%
Total Tier ratio	14.43%

The tables below set out the minimum capital requirements and associated risk weighted assets for ABN AMRO with separate disclosures for the credit risk, market risk and operational risk requirements. All figures are as at 31 December 2008, unless otherwise stated.

Minimum Capital Requirements
(in millions of euros)
Credit risk	11,282
Market risk	1,045
Operational risk	1,756
Total	14,083

Risk Weighted Assets
(in millions of euros)
Credit risk	141,011
Market risk	13,069
Operational risk	21,948
Total	176,028

Credit risk: Minimum Capital Requirements by approach
(in millions of euros)	2008
Basel II – Advanced IRB	-
Basel II – Standardised	-
Basel II – using Basel I as a proxy	11,282
Total	11,282

Credit risk: Standardised minimum capital requirements by standardised exposure class
(in millions of euros)	Exposure value	Risk weighted assets	Minimum required capital
Central governments and central banks	63,368	2,279	182
Institutions	129,414	10,815	865
Corporates	276,101	102,839	8,226
Retail	30,105	12,794	1,023
Secured by real estate property	66,485	22,459	1,797
Other(1)	83,431	(10,598)	(845)
Securitisation positions standardised approach	6,232	422	34
Total	655,136	141,010	11,282

(1)  Includes capital relief on securitisation

Market risk: Trading Book and other business minimum capital requirements
(in millions of euros)	2008
Total capital requirement for trading book risks	1,045
Total trading book capital requirements	1,045
Total trading book notional risk weighted assets	13,069

Operational risk: Minimum Capital Requirements calculated as per the Basic Indicator Approach
(in millions of euros)	2008
Pillar 1 operational risk minimum capital requirement	1,756

The Risk management and capital adequacy section also relates to the qualitative public disclosure as required by Basel II Pillar 3 in accordance with the Capital Requirement Directive.

Group Risk Framework and Governance

The Group’s risk management framework is based on ‘the principle of three lines of defence’. The first line of defence is the business, which is accountable for the ownership, day-to-day management and control of all risks at an operational level and for implementing processes and testing key controls in compliance with Group policies. The second line of defence is Group Functions, primarily consisting of Group Risk Management, Group Compliance and Group Finance including Group Asset and Liability Management. These functions are responsible for the implementation and maintenance of the operational risk framework, tools and methodologies, and for oversight and challenge on the adequacy of the risk and control processes operating in the business. The third line of defence is Group Audit, which is responsible for independently assessing the adequacy and effectiveness of key controls and ensuring compliance with Group policies.

Following its acquisition by RFS Holdings, ABN AMRO is subject to the RBS Group's high level controls and oversight by RBS's control functions. Although its risk systems are not yet integrated with those of the RBS Group, data relating to ABN AMRO is presented on a consistent basis as part of RBS Group data. ABN AMRO data is analysed between businesses acquired by RBS and those acquired by the Dutch State.

The main responsibilities of Group Risk Management and the risk management functions of the Business Units are to:
•	oversee all credit, market and operational risk matters and ensure compliance with local laws;
•	implement review and control policies on all risk portfolios;
•	at portfolio level manage concentrations by setting limits;
•	manage single event / single obligor risk by setting limits;
•	set provisions for loan losses within their delegated authority; and
•	establish and maintain operational risk control discipline.

A key component of risk management is ensuring that ABN AMRO’s reputation is preserved and enhanced through choosing to engage responsibly in the right business activities with the right clients.

The Group Asset and Liability Management (‘ALM’) function is structured outside the risk management function. ALM supports the capital management process which is governed by the Group ALCO. ALM is responsible for the development of the Group’s policies for liquidity risk, the hedging of foreign exchange exposures of capital investments abroad, managing capital ratios, and the Group wide capital requirement.

The compliance function within the Group performs the independent oversight role, on behalf of the Managing Board, with respect to those core processes, related policies and procedures that seek to ensure the Group is in conformity with industry specific laws and regulations in letter and spirit.

Group Finance responsibilities include the preparation of the budget, performance reporting and the process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Group uses various models to value financial instruments, and to assess and manage risks. To limit the model risk that is inherent in models, the Group has the models that are subject to material model risk validated independently from the business which uses these models. Within the governance framework of the Group, validation activities are performed by RBS for models used by RBS acquired business.

ABN AMRO’s Risk Philosophy

ABN AMRO’s risk philosophy is about the establishment and execution of bank wide criteria for the acceptance, monitoring, control and management of risk. Its purpose is the creation of value by ensuring:
•	Risk Awareness: Risks are identified, understood and measured at all levels in the organisation.
•
Defined Risk Appetite: Risk accepted by the institution is within the tolerance level set by the Managing Board in accordance with the Group Strategy, existing capital constraints, sustainable earnings and maintenance of desired credit rating for the Group.

•	Clarity and Transparency: Risk decisions are clear, explicit and consistent with strategic business objectives.
•	Risk-Reward Alignment: Risk decisions are based upon the appropriate risk-reward balance.
•
Compliance: Decisions that may legally and morally commit the Group must be in compliance with internal approval procedures and the regulations of the countries the Group and its subsidiaries operate in.

Risk appetite framework

The risk philosophy of ABN AMRO states that risk is managed within a defined risk appetite. Risk appetite is measured as the maximum level of retained risk the Group will accept to deliver its business objectives. Risk appetite is generally defined through both quantitative and qualitative techniques including stress testing, risk concentration, Value-at-Risk and risk underwriting criteria, ensuring that appropriate principles, policies and procedures are in place and applied. The responsibility for formulating the underpinning objectives for the risk appetite framework lies with the Managing Board.

The risk appetite framework includes all risks taken by the Group. The risk limits are set at a Group level as well as at lower levels, such as Business Unit (‘BU’) level. BUs are free to set additional limits as they see fit as long as consistency with the overall framework is maintained.

The Managing Board’s objectives include a fluent transition process with emphasis on strong control and risk management. Furthermore, in respect of the Consortium acquisition, the Group’s risk appetite is as much as possible aligned with the risk appetite of the relevant Consortium Member.

In the following paragraphs a description is given of the risk types and the way ABN AMRO measures and manages these within the Group. These methods have been aligned with those of the Consortium Members.

Credit risk

Credit risk is the Group’s most material risk and is managed in accordance with the Group’s comprehensive risk management framework.

Credit risk and country risk

ABN AMRO defines credit risk as the risk of loss from default by debtors (including bond issuers) or counterparties. This covers actual payment defaults as well as losses in value resulting from a decrease in the credit quality of the counterparty or issuer.

ABN AMRO defines country risk as the risk of loss due to country specific events or circumstances. Country risk can materialise by way of credit, market and operational losses. With respect to credit risk, a specific country risk is that the government imposes transfer and/or convertibility measures that prevent an obligor to repay its foreign currency obligations to the Group. Hence the risk of non or late payment may be caused by the inability of an obligor (credit risk) or by government measures (transfer and convertibility risk). Given the relationship between credit and country risk the two are managed in an integrated manner.

ABN AMRO manages credit risk at two levels. Firstly at portfolio level to manage concentrations by the following dimensions: geography, industry and product or segment and, secondly at individual level to manage single event and single obligor.

Concentration risk is managed actively during the transition period based on limits, outstandings, average Probability of Default and Expected Loss by relevant country and industry cluster. Any change is discussed in Policy Group Risk Committee. Additionally, notional limits are put in place for cross-border risk and sovereign risk. Notional limits are also set on a number of portfolios as a straightforward and practical way to manage the maximum exposure in these portfolios (for example leveraged finance).

Single event or single obligor limits are individually set. Single obligor risk is managed by setting limits on Loss at Default. Loss at Default is the amount that the Group expects to lose when a counterparty defaults. Authorities for credit decisions involving commercial clients are primarily based on Global One Obligor Exposure. This is the combination of all direct and contingent credit limits to a given relationship globally.

There are lending programmes in place for standard loans granted to consumers and small-sized enterprises. A programme lending approach contains standard risk acceptance criteria and loan processing practices in order to optimise the efficiency and risk and rewards of those portfolios.

Credit risk is managed to achieve sustainable and superior risk and reward performance whilst maintaining exposures within acceptable risk appetite parameters. This is achieved through the combination of governance, policies, systems and controls, underpinned by sound commercial judgement as described below.

•
Policies and risk appetite: policies provide clarity around the required bank framework for the assessment, approval, monitoring and management of credit risk where risk appetite sets the tolerance of loss. Limits are used to manage concentration risk by single name, sector and country.

•
Decision makers: credit authority is granted to independent persons or committees with the appropriate experience, seniority and commercial judgement. Credit authority is not extended to relationship managers. Specialist internal credit risk departments independently oversee the credit process and make credit decisions or recommendations to the appropriate credit committee.

•
Models: credit models are used to measure and assess risk decisions and to aid on-going monitoring. Measures, such as Probability of Default, Exposure at Default, Loss Given Default and Expected Loss are calculated using duly authorised models. All credit models are subject to independent review prior to implementation and existing models are frequently reviewed.

•
Mitigation techniques to reduce the potential for loss: credit risk may be mitigated by the taking of financial or physical security, the assignment of receivables or the use of credit derivatives, guarantees, risk participations, credit insurance, set off or netting.

•	Risk systems and data quality: systems are well organised to produce timely, accurate and complete inputs for risk reporting and to administer key credit processes.
•	Analysis and reporting: portfolio analysis and reporting are used to ensure the identification of emerging concentration risks and adverse movements in credit risk quality.
•
Stress testing: stress testing forms an integral part of portfolio analysis, providing a measure of potential vulnerability to exceptional but plausible economic and geopolitical events which assists management in the identification of risk not otherwise apparent in more benign circumstances. Stress testing informs risk appetite decisions.

•
Portfolio management: active management of portfolio concentrations as measured by risk reporting and stress testing, where credit risk may be mitigated through promoting asset sales, buying credit protection or curtailing risk appetite for new transactions.

•
Credit stewardship: customer transaction monitoring and management is a continuous process, ensuring performance is satisfactory and that documentation, security and valuations are complete and up to date.

•	Problem debt identification: policies and systems encourage the early identification of problems and the employment of specialised staff focused on collections and problem debt management.
•
Provisioning: independent assessment using best practice models for collective and latent loss. Professional evaluation is applied to individual cases, to ensure that such losses are comprehensively identified and adequately provided for.

•	Recovery: maximising the return to the Group through the recovery process.

Please refer to Note 38 in Section 5: ‘Financial Statements’ for quantitative information on maximum credit exposure and credit risk concentrations from loans and receivables.

Funding liquidity risk

Complementing the capital adequacy framework, risk appetite is also expressed through the liquidity risk framework employed by the Group. This framework is used to manage liquidity risk.

ABN AMRO defines liquidity risk as the risk arising from the Group’s potential inability to meet its obligations when they become due, without incurring unacceptable losses. Conversely, liquidity risk also manifests itself in the form of opportunity losses due to holding excess liquidity relative to liabilities.

ABN AMRO’s approach to liquidity is that its business as usual liquidity profile should be sufficient for the Group to continue for at least 30 days under a very severe firm specific crisis, such as no access to wholesale funding and drawings under committed facilities.

ABN AMRO takes a two-tiered approach to liquidity risk management with additional measures taken due to separation activities. Going concern liquidity management is the management of the day-to-day liquidity position within specified parameters to ensure all liabilities can be met on a timely basis. Event risk liquidity management ensures that in the event of either a firm-specific or general market event, the Group is able to generate sufficient liquidity to withstand a short term liquidity crisis. Due to the current process of separation additional objectives and restrictions have been added to ensure a smooth transition process.

The objective of the organisation is to keep the overall liquidity texture of the balance sheet at such a level, that the Group is able to survive and resume its business after a crisis. A variety of tools are used to manage this going concern liquidity management objective. They involve liquidity profile management through setting liquidity ratio limits (stable funding to non-liquid assets). Additional limits in terms of size and liquidity profile are imposed on a number of global markets product types. Trading books are required to limit any liquidity mismatch by limiting the amount of short term funding from money markets to trading desks. Funds transfer pricing and internal transactions are required to be executed at arm’s length pricing and fully reflect appropriate costs, including market related liquidity premium. Diversification of funding sources complements the tools to achieve liquidity management objectives.

In response to a firm-specific or general market crisis, event risk liquidity management involves stress testing through quantitative analysis of the liquidity impact of such an event. The Group keeps a liquidity buffer which mitigates this event risk through the provision of standby liquidity in the form of unencumbered, central bank eligible, collateral. Group wide contingency funding plans describe the steps and procedures taken in the event of a crisis. Their effectiveness is tested with periodic dry-runs.

The monitoring and control of liquidity risk on an ongoing basis involves balance sheet ratio analysis and the measurement of cash flow gap and stress positions.  By measuring the relationship between the sub-components of the balance sheet at a given point in time this indicates the underlying balance sheet liquidity.  Measurement of the cash flow gap quantifies the gap between expected cash inflows and outflows determined within a series of time brackets. The measurement of the stress position involves an analysis of funding sources and funding needs due to a liquidity stress situation.

Liquidity regulatory compliance is detailed in the section ‘Regulation and supervision’. For further details regarding liquidity risk measurement and control refer to Note 38 in Section 5: ‘Financial Statements’.

Market risk in the trading book

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

There are several major sources of market risk including interest rate, foreign exchange, equity price, commodity price, credit spread, volatility risks and correlation risks. Market risk includes market liquidity risk, which is the risk that a firm cannot easily offset or eliminate a position without significantly affecting the market price because of inadequate market depth or market disruption.

In any trading activity, market risk arises both from open (unhedged) positions and from imperfect correlation between market positions that are intended to offset one another. The overall objective of managing market risk is to avoid unexpected losses due to changes in market prices and to optimise the use of market risk capital.

ABN AMRO manages market risk primarily through the use of a set of historical and hypothetical scenarios, stressing relevant risk factors and estimating the potential profit and loss under stress, as well as through the calculation of the 99-percentile loss (or Value at Risk) on open positions. The Group then looks to manage these potential exposures on a daily basis within pre-defined limits for each of the major types of market risk.

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

The Value at Risk (‘VaR’) is reported on a daily basis per trading portfolio, per product line and for the Group as a whole. It is reported daily to the senior management of the BUs, Group Risk Management and the responsible members of the Managing Board. Please refer to Note 38 in Section 5: ‘Financial Statements’ for the quantification of Value at Risk per risk category.

VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels. The Group uses historical simulation models in computing Value at Risk in common with most Value at Risk models. The limitations of VaR models include:
•
Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

•	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.
•	VaR using a 99% confidence level does not reflect the extent of potential losses beyond that percentile.

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

Market risk in the banking book

The principal market risks arising from ABN AMRO’s non-trading activities are interest rate risk, currency risk and equity risk.

ABN AMRO defines interest rate risk as the risk that the interest income of the Group changes due to a change of interest rates and that the change in value of the Group’s financial assets in the banking book, representing financial assets other than those categorised as trading assets does not match the change in value of the Group’s liabilities due to a change in interest rates. Interest rate risk arises primarily from the fact that re-pricing period of the Group’s assets typically exceeds the re-pricing period of the Group’s liabilities (a ‘interest maturity mismatch’).

Treasury activity and mismatches between the re-pricing of assets and liabilities in its retail and commercial banking operations account for most of the non-trading interest rate risk.

Several tools are used to monitor and limit the interest rate risk exposures in ABN AMRO’s banking book. The methods used to measure the risk include earnings simulation, duration and the ‘Present Value per Basis Point’ ladder.

The Group uses estimation techniques to calculate a set of forward-looking pre-defined interest rate scenarios, such as movements in the yield curve level and shape. In combination with Balance Sheet simulation models the Group calculates ‘Earnings at Risk’ and the ‘Change in Value of Equity’. These model-based scenario analyses require assumptions about client behaviour. ABN AMRO uses statistical and mathematical models to express this behaviour in ABN AMRO’s simulation. ABN AMRO’s position is managed to ensure these two metrics are within defined limits under the pre-defined scenarios. Any required corrective action is taken through steering the underlying portfolio.

Non-trading currency risk derives from the Group’s investments in overseas subsidiaries, associates and branches. ABN AMRO’s strategic investments are the principal sources of non-trading equity price risk. ABN AMRO does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding.

ABN AMRO applies various hedging strategies to manage and minimise any adverse effects from these exposures. The Group’s policy in relation to structural positions is to selectively hedge the structural foreign currency exposure arising from net asset value, including goodwill, in foreign subsidiaries, equity accounted investments and branches, except where doing so would materially increase the sensitivity of the Group’s regulatory capital ratios to currency movements. Thus, for the US dollar exposure, the Group hedges its US dollar capital ratio. The policy requires structural and capital ratio foreign exchange positions to be reviewed regularly by the Group Asset and Liability Management committee. Foreign exchange differences arising on the translation of foreign operations are recognised directly in equity together with the effective portion of foreign exchange differences arising on hedging instruments.

Operational risk

ABN AMRO defines operational risk as the risk of loss resulting from inadequate or failed internal processes and/or systems, human behaviour or from external events. This risk includes operational risk events such as IT problems, shortcomings in the organisational structure, missing or inadequate internal controls, human error, fraud, and external threats.

The guiding principle in operational risk management is that management, at all levels in the organisation, is responsible for directing and managing operational risks. Operational risk management managers are assigned throughout ABN AMRO to assist line management in fulfilling this responsibility.

Line management needs information to enable it to identify and analyse operational risk, implement mitigating measures and determine the effectiveness of these mitigating measures. ABN AMRO has implemented a number of programmes and tools to support line management. These include:

Risk self-assessment: A structured approach that helps line management to identify and assess risks and take mitigating actions for risks which are identified as unacceptable. Risks are assessed with the assistance of facilitators, who are usually operational risk management staff.

Internal and external loss data: ABN AMRO registers operational risk loss on a firm-wide basis.

Operational risk assessment process: A comprehensive approval process that includes an explicit assessment of the operational risk associated with change, irrespective whether the change relates to a new business proposal, a change to the organisation, the implementation of a system or some other change. The process includes sign-off by relevant parties (including Group Compliance, Group Legal and Group Finance) and approval by an appropriate committee.

Key risk indicators: An approach used to indicate possible changes in the operational risk profile. Key risk indicators allow for a trend analysis over time and trigger actions if required.

Compliance and regulatory risk

ABN AMRO defines compliance risk as the risk of legal or regulatory sanctions, material financial loss, or reputational harm ABN AMRO may suffer as a result of its failure to comply with relevant laws, regulations, principles and rules, standards and codes of conduct applicable to its activities in letter and spirit.

The Group Compliance function concentrates its activities on specific elements of financial services and its associated rules, regulations, codes of conduct and market standards. These are predominantly “conduct of business" requirements.

Risk based monitoring plans are prepared through a compliance risk assessment methodology. The business obtains compliance advise where required in preparing their transactions. Senior management is regularly updated on compliance issues and their follow up.

Legal risk

ABN AMRO defines legal risk as the risk from failure to comply with statutory or regulatory obligations and from uncertainty due to legal actions or uncertainty in the applicability or interpretation of contracts, law or regulations.

The Group Legal function oversees ABN AMRO’s legal risks worldwide and acts as a central reporting point for ABN AMRO’s teams of in-house lawyers. A Global Legal Mandate helps the business make the most effective use of the Group’s legal resources, specifying the areas requiring the mandatory involvement of Group Legal.

Financial reporting risk

Management must provide financial statements that fairly present the Group’s financial position, results of operations and cash flows in accordance with IFRS. ABN AMRO defines financial reporting risk as the risk of a lack of fair presentation and as a result of material misstatements in one or more of the financial statement amounts or disclosures.  A material misstatement is defined as an omission or misstatement that could influence the economic decisions of users taken on the basis of the financial statements.

ABN AMRO’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

ABN AMRO’s internal control over financial reporting includes policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of ABN AMRO and its consolidated entities.

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of ABN AMRO are being made only in accordance with authorisations of management and directors of ABN AMRO.

•
Provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of ABN AMRO’s assets that could have a material effect on the financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ABN AMRO’s financial statements comply with sections 404 and 302 of the Sarbanes-Oxley Act and the Act on Financial Supervision in relation to the sign off of the accounts. Please refer to Section 6: ‘Other Information’ for the Group’s compliance statements.

ABN AMRO’s management assesses the effectiveness of the Group’s internal control over financial reporting. In making this assessment, ABN AMRO uses the criteria established by the Committee of Sponsoring Organisations of the Treadway Commission (‘COSO’) in Enterprise Risk Management - Integrated Framework. ABN AMRO’s assessment includes documenting, evaluating and testing of the design and operating effectiveness of its internal control over financial reporting. Management of ABN AMRO reviews the results of its assessment with the Supervisory Board and its Audit Committee.

Reputational risk

ABN AMRO defines reputational risk as the risk of potential losses arising from negative public opinion, irrespective of whether this opinion is based on facts or merely public perception. The losses may result from incurring increased funding costs as well as from not generating expected revenues.

The Group believes that ABN AMRO’s pursuit of business sustainability and value creation requires proper conduct of ABN AMRO’s business activities in accordance with ABN AMRO’s Corporate Values and Business Principles and with laws and regulations.

A key component of risk management is ensuring that ABN AMRO’s reputation is preserved and enhanced through choosing to engage responsibly in the right business activities with the right clients.

The Group’s client-facing staff has the first-line responsibility for applying sustainability criteria to business selection. The Group implemented tools to support ABN AMRO’s staff to perform this task adequately.

Alongside ABN AMRO’s legal and compliance policies, the Group has developed several reputational risk policies to identify, assess and manage the non-financial issues present within ABN AMRO’s business engagements. These policies and standards are referred to as Environmental, Social and Ethical Risk Management policies, and currently include: Forestry and Tree plantations; Oil & Gas; Mining & Metals; Defense industry; Gambling; Human Rights, Dams, Tobacco and Animal Testing. Each of these policies contains client and transaction acceptance criteria, including appropriate filters. Such filters have been developed to assess whether an engagement could present potential environmental, social or ethical issues and thereby translate into reputational risk.

In applying this philosophy, ABN AMRO has developed an approach to policy development that is based on applicable international industry norms and conventions and which incorporates consultation with non governmental organisations, clients, peers and ABN AMRO’s client-facing staff.

Business risk

ABN AMRO defines business risk as the risk that operating income is lower than expected because of lower than expected revenues (e.g. lower margins, lower market share, and market downturn) or higher than expected costs, not being caused by one of the other risk types.

Business risk is driven by the volatility of the revenue stream and the extent to which costs are fixed or vary with revenues. Business risk is managed by way of the regular budget and investment processes.

The Value at Risk model that the Group has developed to measure business risk has as its key factors the volatility of revenues and the cost structure of the BU or activity.

RISK FACTORS

Set forth below are certain risk factors that could have a material adverse effect on ABN AMRO’s future business, operating results or financial condition. These risk factors and the other information in this document should be carefully considered before making investment decisions. Additional risks not currently known to ABN AMRO or that ABN AMRO now deems immaterial may also harm ABN AMRO and affect your investment.

Market Conditions Risk Factor Update

Since mid 2007, the global financial system has experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, general widening of spreads and, in some cases, lack of price transparency on interbank lending rates.

In September 2008 global financial markets deteriorated sharply following the bankruptcy filing by Lehman Brothers. Thereafter it became apparent that a number of other major financial institutions, including some of the largest commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies in the United States were experiencing difficulties. In response, the United States government has intervened on an unprecedented scale to prevent the failure of some of these institutions and to provide support to the money market mutual fund industry. Governments in Europe and the United Kingdom have nationalised a number of financial institutions. The Dutch Government introduced a guarantee scheme of EUR 200 billion in October 2008 to assist banks, insurance companies and pension funds with financing problems as a result of the inadequate functioning of the market for loans without collateral. In January 2009 the United Kingdom Government has established an asset protection scheme under which it will insure, for a commercial fee, certain bank assets against losses. It is anticipated that the scheme will commence in April 2009. United Kingdom banks, including RBS Group, the parent company of ABN AMRO, have been in discussions with the Tripartite Authorities about the scheme’s terms. Central banks worldwide have agreed to act in concert to increase liquidity in the financial markets by taking measures such as increasing temporary reciprocal currency arrangement (or “swap lines”) by many billions of euros. Despite these measures, investor confidence remains very low.

In a further effort to bolster the financial markets and provide relief to financial institutions, on 2 October 2008 the United States legislature passed a bill giving the Secretary of the Treasury the power to use public funds to provide support to distressed financial institutions. Global government support is currently ongoing as new plans are being approved and implemented. It remains unclear whether and when this and other active measures taken by governments around the world will have their desired impact on the market. Market conditions generally, and for financial institutions in particular, are expected to remain extremely challenging for 2009.

ABN AMRO continues to remain subject to the risks posed by the impact of the credit crisis on the global financial system and the economies in which the Group operates, some of which are unknown and the vast majority of which are outside our control.

Markets may continue to experience periods of high volatility accompanied by reduced liquidity, which may lead to market risk losses and adversely influence the Group’s ability to hedge its risks effectively

The financial and credit markets have been experiencing a sustained period of high volatility, severe dislocations and liquidity disruptions. Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity.

Under these extreme conditions, hedging and other risk management strategies may not be as effective at mitigating trading risks as they would be under more normal market conditions. Moreover, under these conditions market participants are particularly exposed to trading strategies employed by many market participants simultaneously and on a large scale, such as crowded trades. ABN AMRO’s risk management and monitoring processes seek to quantify and mitigate risk to more extreme market moves. Severe market events have historically been difficult to predict, however, and ABN AMRO could realise significant losses if extreme market events were to persist for an extended period of time.

The valuation of securities and obligations may be subject to increased model risk if relevant financial markets become illiquid

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

In addition, the values of many of the other instruments ABN AMRO holds and invests in are sensitive to dislocations and disruptions in the credit markets (such as leveraged loans) and the valuation of certain of those instruments has become both more uncertain and more difficult due to volatility and lack of liquidity. As more hedge funds, financial guarantors, banks and other institutions are negatively affected by these market disruptions, ABN AMRO’s results may be further affected.

ABN AMRO funds its activities in several markets: any or all of these markets may become illiquid, which could affect the Group’s ability to meet expected and unexpected cash flow and collateral needs

In light of the current situation, with regards to observed disruptions in financial markets, the Group’s access to these markets may be limited as investors may withdraw from these markets due to the investments no longer meeting their risk appetite. Illiquid markets could affect the Group’s funding liquidity position and its ability to meet expected and unexpected cash flow and collateral needs and may have an adverse effect on ABN AMRO’s operating results, financial condition and cash flows.

Defaults by another large financial institution could adversely affect financial markets and other financial institutions to which ABN AMRO is exposed

The financial soundness of many financial institutions may be closely interrelated as a result of credit, trading, clearing or other relationships between the institutions. As a result, concerns about, or a default or threatened default by, one institution could lead to significant market-wide liquidity problems, and financial losses at many financial institutions. It may even lead to further defaults of other financial institutions. This is sometimes referred to as ‘systemic risk’.  A systemic risk event may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, to which ABN AMRO is exposed and may, therefore, lead to material losses for ABN AMRO.

ABN AMRO is subject to credit risk: the associated credit losses may increase, in particular during an economic downturn

ABN AMRO is exposed to credit risk in its banking and trading book operations. This may result in credit losses, the magnitude of which is uncertain. In 2008 many of the world’s economies have entered into a recession, including in the Netherlands and the rest of Europe. This has led to increasing numbers of companies and individuals to default on their obligations and, more in general, has increased the likelihood of default of many companies and individuals. If the economic downturn continues through 2009 then the Group’s credit losses may increase due to defaulting obligors and counterparties and due to lower market values of financial instruments valued at fair value.

ABN AMRO has been assigned a rating by rating agencies; in the event of a rating downgrade, this may negatively affect the Group’s earnings and increase the Group’s liquidity risk

Rating agencies assess the creditworthiness of ABN AMRO and assign a rating to ABN AMRO and some of the financial instruments it has issued. This information is available to many investors and clients of the Group. Any downgrade in ABN AMRO’s ratings may increase ABN AMRO’s borrowing costs, limit ABN AMRO’s access to capital markets and adversely affect the ability of ABN AMRO’s businesses to sell or market their products, engage in business transactions – particularly longer-term and derivatives transactions – and retain ABN AMRO’s current customers. This, in turn, could increase ABN AMRO’s funding liquidity risks and have an adverse effect on ABN AMRO’s operating results and financial condition. Resulting from a downgrade in December 2008 additional collateral has now been pledged.

Increases in ABN AMRO’s allowances for loan losses may have an adverse effect on ABN AMRO’s results

ABN AMRO’s banking businesses establish provisions for loan losses, which are reflected in the loan impairment and other credit risk provisions on ABN AMRO’s income statement, in order to maintain ABN AMRO’s allowance for loan losses at a level that is deemed to be appropriate by management based upon an assessment of prior loss experiences, the volume and type of lending being conducted by each bank, industry standards, past due loans, economic conditions and other factors related to the collectability of each entity’s loan portfolio. Although management uses its best efforts to establish the allowances for loan losses, that determination is subject to significant judgment, and ABN AMRO’s banking businesses may have to increase or decrease their allowances for loan losses in the future as a result of increases or decreases in non-performing assets or for other reasons.  For further detail please refer to the section ‘Accounting Policies’ in Section 5: ‘Financial Statements’. Any increase in the allowances for loan losses, any loan losses in excess of the previously determined provisions with respect thereto or changes in the estimate of the risk of loss inherent in the portfolio of non-impaired loans could have an adverse effect on ABN AMRO’s results of operations and financial condition.

ABN AMRO’s transition and break up creates additional risks for ABN AMRO’s business and stability

ABN AMRO is going through a period of transition and change, which is expected to last to the end of 2009 and which poses additional risks to ABN AMRO’s business including ABN AMRO’s ability and that of ABN AMRO’s shareholder to manage the break up of the Group in a controlled manner while minimising the loss of business, ABN AMRO’s ability to retain key personnel during the transition and enhanced operational and regulatory risks during this period.

ABN AMRO’s results can be adversely affected by general economic conditions and other business conditions

Changes in general economic conditions, the performance of financial markets, interest rate levels, the policies and regulations of central banks, including the requirements of the Basel II framework or other business conditions may negatively affect ABN AMRO’s financial performance by affecting the demand for ABN AMRO’s products and services, reducing the credit quality of borrowers and counterparties, putting pressure on ABN AMRO’s loan loss reserves, changing the interest rate margin between ABN AMRO’s lending and borrowing costs, changing the value of ABN AMRO’s investment and trading portfolios.

Changes in interest rate and foreign exchange rates may adversely affect ABN AMRO’s results

Fluctuations in interest rates and foreign exchange rates influence ABN AMRO’s performance. The results of ABN AMRO’s banking operations are affected by ABN AMRO’s management of interest rate sensitivity. Interest rate sensitivity refers to the relationship between changes in market interest rates and changes in net interest income. A mismatch of interest-earning assets and interest-bearing liabilities in any given period may, in the event of changes in interest rates, have a material adverse effect on the financial condition of ABN AMRO’s business or results from operations and cash flows. In addition, ABN AMRO publishes ABN AMRO’s consolidated financial statements in euros. Fluctuations in the exchange rates used to translate other currencies into euros affect ABN AMRO’s reported consolidated financial condition, results of operations and cash flows from year to year.

For an overview of how interest rate risk and foreign exchange rate fluctuation risk is managed, see ‘Market risk in the trading book’ in this section as well as Note 38 in section 5: ‘Financial Statements’.

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

Regulatory changes or enforcement initiatives could adversely affect ABN AMRO’s business

ABN AMRO is subject to banking and financial services laws and government regulation in each of the jurisdictions in which ABN AMRO conducts business.  Banking and financial services laws, regulations and policies currently governing ABN AMRO and ABN AMRO’s subsidiaries may change at any time, and as a result of the current financial crisis, there is an increased possibility of such regulatory action.  Changes to the relevant regulations and policies may have an adverse effect on ABN AMRO’s business. If ABN AMRO fails to address, or appear to fail to address, these changes or initiatives in an appropriate way, ABN AMRO’s reputation could be harmed and ABN AMRO could be subject to additional legal risk. This could, in turn, increase the size and number of claims and damages asserted against ABN AMRO or subject ABN AMRO to enforcement actions, fines and penalties. As previously disclosed, the United States Department of Justice has been conducting a criminal investigation into the Group’s dollar clearing activities, Office of Foreign Assets Control (‘OFAC’) compliance procedures and other Bank Secrecy Act compliance matters all relating to activities before the Consortium Members acquired ABN AMRO.  Both before and after the change of control, the Group has cooperated and continues to cooperate fully with the investigation. Although no written agreement has yet been reached and negotiations are ongoing, in April 2007 the Bank reached an agreement in principle with the Department of Justice.

The precise terms of the deferred prosecution agreement are still under negotiation. Refer to ‘Ongoing Investigations’. The ultimate resolution of the Department of Justice investigation and the nature and severity of possible additional sanctions cannot be predicted, but regulatory and law enforcement authorities have been imposing severe and significant monetary and other penalties against a number of banking institutions for violations of the Bank Secrecy Act and related statutes.

There is operational risk associated with ABN AMRO’s businesses which, if realised, may have an adverse impact on ABN AMRO’s results

ABN AMRO, like all financial institutions, is exposed to many types of operational risk, including the risk of fraud or other misconduct by employees or outsiders, unauthorised transactions by employees and operational errors, including clerical or record keeping errors or errors resulting from faulty computer or telecommunications systems. ABN AMRO may also be subject to disruptions of ABN AMRO’s operating systems, arising from events that are wholly or partially beyond ABN AMRO’s control (including, for example, computer viruses or electrical or telecommunication outages), which may give rise to losses in service to customers and to loss or liability to ABN AMRO. ABN AMRO is further exposed to the risk that external vendors may be unable to fulfil their contractual obligations to ABN AMRO, and to the risk that their business continuity and data security systems prove to be inadequate. ABN AMRO also faces the risk that the design of ABN AMRO’s controls and procedures prove to be inadequate or are circumvented. Although ABN AMRO maintains a system of controls designed to keep operational risk at appropriate levels, there can be no assurance that ABN AMRO will not suffer material losses from operational risk in the future.

ABN AMRO depends on the accuracy and completeness of information about customers and counterparties

In deciding whether to extend credit or enter into other transactions with customers and counterparties, ABN AMRO may rely on information furnished to the Group by or on behalf of the customers and counterparties, including financial statements and other financial information. ABN AMRO also may rely on the audit report covering those financial statements. ABN AMRO’s financial condition and results of operations could be negatively affected by relying on financial statements that do not comply with generally accepted accounting principles or that are materially misleading.

ABN AMRO is subject to legal risk, which may have an adverse impact on our results

In the ordinary course of business ABN AMRO is involved in a number of legal proceedings. Furthermore, periods of market dislocation, characterised by sharply deteriorating financial markets, are generally accompanied by an increase in investor litigation against intermediaries such as banks and investment advisors. It is inherently difficult to predict the outcome of many of the litigations, regulatory proceedings and other adversarial proceedings involving our businesses, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. In presenting our consolidated financial statements, management may make estimates regarding the outcome of legal, regulatory and arbitration matters and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Changes in our estimates may have an adverse effect on ABN AMRO’s results.

There may be difficulties enforcing US civil judgments against ABN AMRO

ABN AMRO Holding N.V. is incorporated under the laws of the Netherlands and the members of its Supervisory Board, with one exception, and its Managing Board, with one exception, are residents of countries outside the United States. Substantially all of the assets of Holding and of the members of the Supervisory Board and the Managing Board are located outside the United States. As a result, it may not be possible for investors to affect service of process upon Holding or upon these persons, or to enforce judgments of US courts predicated upon the civil liability provisions of US securities laws against Holding or these persons. The United States and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon US federal securities laws, would not be enforceable in the Netherlands. However, a Dutch court may, under current practice, recognise the final judgment that has been rendered in the United States and may grant the same claim without rehearing the merits under certain circumstances, unless the consequences of the recognition of such judgment would contravene public policy in the Netherlands.

Legal and regulatory proceedings

ABN AMRO is involved in a number of legal proceedings in the ordinary course of ABN AMRO’s business in a number of jurisdictions. In presenting ABN AMRO’s consolidated financial statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters, and takes a charge to income when losses with respect to such matters are probable. Charges, other than those taken periodically for costs of defence, are not established for matters when losses cannot be reasonably estimated. ABN AMRO cannot guarantee that these proceedings will be concluded in a manner favourable to ABN AMRO and should ABN AMRO’s assessment of the risk change, ABN AMRO’s view on changes to income will also change.

On the basis of information currently available, and having taken legal counsel with advisors, the Group is of the opinion that the outcome of these proceedings is unlikely to have a material adverse effect on the consolidated financial position and the consolidated profit of the Group.

Regulatory sanctions

On 10 September 2008 the Board of Governors of the Federal Reserve System, the New York State Banking Department and the Illinois Department of Financial and Professional Regulation, have lifted the Cease & Desist Order dated 19 December 2005. De Nederlandsche Bank terminated their direction in relation to the Cease and Desist Order on 27 July 2007. The Cease & Desist Order included a Written Agreement, dated 23 July 2004, issued by the Federal Reserve Bank of New York, the Federal Reserve Bank of Chicago, the New York State Banking Department and the Illinois Department of Financial and Professional Regulation.

Ongoing investigations

As previously disclosed, the United States Department of Justice has been conducting a criminal investigation into ABN AMRO’s dollar clearing activities, OFAC compliance procedures and other Bank Secrecy Act compliance matters. ABN AMRO has cooperated and continues to cooperate fully with the investigation. Although no written agreement has yet been reached and negotiations are ongoing, in April 2007 ABN AMRO reached an agreement in principle with the Department of Justice.

Under the terms of the agreement, in principle, ABN AMRO would also agree to continue cooperating in the United States’ ongoing investigation and to settle all then known civil and criminal claims currently held by the United States for the sum of USD 500 million. A charge for USD 500 million was recorded in the first half of 2007. The precise terms of the deferred prosecution agreement are still under negotiation.

In consideration for the foregoing provisions, as well as ABN AMRO’s extensive remedial actions to date and its willingness to demonstrate future good conduct and full compliance with all applicable federal laws, the United States Department of Justice would recommend to the United States District Court that the prosecution of the Bank under the information be deferred for a fixed period. At the end of that fixed period, provided ABN AMRO is in full compliance with all of its obligations under the deferred prosecution agreement, the United States would seek dismissal with prejudice of the information filed against the ABN AMRO. The precise terms of the deferred prosecution agreement and agreed factual statement are still under negotiation.

SECTION 4  GOVERNANCE

Boards and committees	86
Supervisory Board	86
Contacts with Dutch Central Works Council	88
Audit Committee	88
Nomination & Compensation Committee	90
Compliance Oversight Committee	91
Managing Board	91
Senior Executive Vice Presidents	93

Corporate governance codes	93
Corporate governance in the Netherlands	94
Corporate governance in the United States	96

ABN AMRO’s employees	97

Sustainability	97

GOVERNANCE

BOARDS AND COMMITTEES

ABN AMRO Holding N.V. and ABN AMRO Bank N.V. are companies with limited liability incorporated under the laws of the Netherlands. Both companies have a two-tier system of corporate governance; consisting of a Supervisory Board and a Managing Board. The day to day management of the companies is vested with the Managing Board.

The memberships of the Supervisory Boards of ABN AMRO Holding N.V. and ABN AMRO Bank N.V. are the same, as are the memberships of the Managing Boards of ABN AMRO Holding N.V. and ABN AMRO Bank N.V.

ABN AMRO Bank N.V. and ABN AMRO Bank Holding N.V. are not obliged to comply with the principles of the Dutch Corporate Governance Code, but do so in accordance with market practice.

Supervisory Board

Responsibilities of the Supervisory Board

ABN AMRO Holding N.V.’s Supervisory Board supervises the Managing Board, as well as the Company’s general course of affairs and its business. In addition, it is charged with assisting and advising management. In performing their duties, the members of the Supervisory Board are guided by the interests of the Company and the enterprise connected with it and shall take into account the relevant interests of the Company’s shareholder. Certain powers are vested with the Supervisory Board, including the approval of certain resolutions by the Managing Board.

The Supervisory Board is an independent body. Members of the Supervisory Board are appointed by the General Meeting of Shareholders. The Supervisory Board nominates one or more candidates for each vacant seat.

Under the Dutch Corporate Governance Code, all members of the Supervisory Board must be independent. ABN AMRO is currently deviating from that standard. ABN AMRO has three Supervisory Board members who can not be considered to be independent within the scope of the Dutch Corporate Governance Code: Juan Rodriguez-Inciarte, Michael Enthoven and Miller McLean. For more information refer to page 94.

Supervisory Board members are appointed for a term of four years and may be re-appointed after that term. Members of the Supervisory Board may serve a maximum term of 12 years from the date of their first appointment. As a principle, each member agrees to retire by the day on which the annual General Meeting of Shareholders is held in the year in which he or she reaches the age of 70.

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

Details of the Supervisory Board’s remuneration package can be found in Note 43 in Section 5: ‘Financial Statements’.

The Chairman and Vice Chairman are appointed by the Supervisory Board from among its members. The Supervisory Board also appoints from its members the Audit Committee of at least four members, the Nomination & Compensation Committee of at least three members and the Compliance Oversight Committee of at least three members. The committee members are appointed until further notice.

The Rules Governing the Supervisory Board’s Principles and Best Practices of ABN AMRO Holding N.V. are available on ABN AMRO’s website at www.abnamro.com. These rules also include the terms of reference of the Audit Committee, the Nomination & Compensation Committee and the Compliance Oversight Committee.

Composition of the Supervisory Board

The members of the Supervisory Board, and their respective Supervisory Board committee membership, as at 24 March 2009 are as follows:

Arthur Martinez (Chairman)	A, N, C (Chairman)

André Olijslager (Vice Chairman)	A (Chairman)

Trude Maas–de Brouwer	N (Madam Chair), C

Rob van den Bergh	C

Anthony Ruys	N

Gert-Jan Kramer	A

Ana Maria Llopis Rivas	A

Juan Rodriguez-Inciarte

Michael Enthoven	A, N, C

Miller McLean

A           member of the Audit Committee
N           member of the Nomination & Compensation Committee
C           member of the Compliance Oversight Committee

At the Annual General Meeting of shareholders on 11 April 2008 Trude Maas-de Brouwer and André Olijslager were re-appointed for a term of four years. On 1 July 2008 Jean Paul Votron resigned as a member of the Supervisory Board. At the Extraordinary General Meeting of shareholders on 22 September 2008 Herman Verwilst was appointed to the Supervisory Board for a term of four years. On 17 October 2008 he stepped down as a result of the decisions taken by the Ministry of Finance concerning the divestment of the ABN AMRO business acquired by Fortis. At the Extraordinary General Meeting of shareholders on 21 November 2008 Michael Enthoven was appointed to the Supervisory Board for a term of four years. He succeeded Herman Verwilst. On 5 February 2009 Sir Fred Goodwin resigned as a member of the Supervisory Board. On 16 February 2009 the shareholder appointed Miller McLean as a member of the Supervisory Board.

Activities of the Supervisory Board

The Supervisory Board met on 13 occasions during the period under review.  Meetings took place in person, by telephone and the members were also asked to give their approval on a few matters via email procedure.

During its executive sessions, the Supervisory Board evaluated the functioning of the Managing Board.

The Chairman and the Company Secretary prepared the agenda for the meetings of the Supervisory Board in close cooperation with the Chairman of the Managing Board.

The Supervisory Board reviewed and adopted the 2007 results and the dividend proposal at its February meeting and reviewed and approved the half-year financial report 2008 in August. Next to that the Board reviewed in these meetings regulatory, control and audit issues, including Sarbanes-Oxley Act Section 404 compliance.

The financial performance of ABN AMRO was extensively discussed in a number of Supervisory Board meetings. Relevant executives discussed findings of internal and external auditors. These meetings were preceded by meetings of the Audit Committee, which advised the full Supervisory Board on the approval of the financial results. Comprehensive information provided by the Managing Board and reviewed by the Audit Committee gave the Supervisory Board a clear picture of the Bank’s risks, results, and capital and liquidity position. All Supervisory Board committees continued to report their deliberations and findings to the full Board for further discussion and, where appropriate, decisions.

The Board nominated new Managing and Supervisory Board members. At the Annual General Meeting of Shareholders on 11 April 2008 and the Extraordinary General Meetings of shareholders on 22 September 2008 and 21 November 2008 these nominations were adopted by the shareholders.

The Annual General Meeting of shareholders has withdrawn Ernst & Young Accountants LLP as the external accountant of ABN AMRO Holding N.V. for the 2008 financial year. At the same meeting Deloitte Accountants B.V. were appointed as the external accountant of ABN AMRO Holding N.V. for the 2008 financial year.

The Board received regular updates on the transition program, discussed and approved the demerger of a number of assets, disposals and requests for Declaration of No Objection (‘DNO’) connected to the transition.

Contacts with Dutch Central Works Council

Contrary to the covenant concluded in 2003 with the Dutch Central Works council, members of the Supervisory Board did not attend by rotation meetings of the Central Works Council in 2008. On 18 September 2008, the Central Works Council agreed that a discussion on the appointment of Herman Verwilst would take place after 22 September 2008. As he stepped down on 17 October 2008, the actual discussion did not take place due to the short time span between the date on which the above agreement was made and his subsequent resignation. In relation to the appointment of Michael Enthoven, discussions with both the Dutch Central Works Council and the European Staff Council took place on 12 and 18 November 2008 respectively, prior to his appointment on 21 November 2008. The Dutch Central Works council was consulted on the nomination of the following new Managing Board members: David Cole, Johan van Hall and Chris Vogelzang in October 2008, Gerrit Zalm in December 2008 and Ron Teerlink in February 2009.

Supervisory Board committees

The Supervisory Board has three standing committees: the Audit Committee, the Nomination and Compensation Committee and the Compliance Oversight Committee.

Audit Committee

Responsibilities of the Audit Committee

The Audit Committee is appointed by the Supervisory Board from its own members. The responsibilities of the Audit Committee include supervising and monitoring and advising the Supervisory Board on the effectiveness of internal risk management and control systems and reviewing and advising the Supervisory Board on the disclosure of financial information. The Committee derives its authority from the Supervisory Board and its Terms of Reference are set out in annex C of the Rules Governing the Supervisory Board’s Principles and Best Practices.

In line with good corporate governance, the Rules governing the ABN AMRO Supervisory Board’s Audit Committee have been reviewed to ensure that the objectives of the ABN AMRO Group Audit Committee are, where possible, fully aligned and consistent with the Terms of Reference of the RBS Group Audit Committee and adequate and appropriate oversight and escalation mechanisms are implemented.

The external audit firm is appointed or reappointed by the General Meeting of Shareholders for a period of five years on the advice of the Supervisory Board. The Audit Committee has the delegated responsibility for the engagement of the external auditors. For this purpose it evaluates the independence of the external auditor, the measures used to control the quality of the external auditor’s work, and the annual audit budget. The Audit Committee’s policy on auditor independence governs the appointments, compensation, and oversight of the external auditor. To ensure the external auditors independence, the Auditor Independence Policy prohibits the external auditors from providing certain non-audit services to the Bank.

The Audit Committee is furthermore responsible for pre-approving audit, audit-related and permitted non-audit services provided by the external auditor. In exercising its pre-approval authority, the Audit Committee considers whether the proposed services are consistent with the continued independence of the external auditor. Both the Auditor Independence Policy and the Audit Committee Pre-Approval Policy for External Audit Firm Services can be viewed on ABN AMRO’s website at www.abnamro.com.

Composition of the Audit Committee

In 2008, the Audit Committee of the Supervisory Board was chaired by André Olijslager. Other members included Arthur Martinez, Gert-Jan Kramer, Ana Maria Llopis Rivas and Michael Enthoven.

The members of the Audit Committee collectively have sufficient accounting and financial management expertise to understand the company’s business, financial statements and risk profile. Furthermore, the Supervisory Board has determined that Arthur Martinez possesses the necessary relevant expertise in financial administration and accounting for listed companies and other large companies and therefore qualifies as financial expert within the meaning of the Dutch Corporate Governance Code. It has also determined that Arthur Martinez qualifies as audit committee financial expert in accordance with Section 407 of the Sarbanes-Oxley Act and that he is independent under the applicable US standards.

Activities of the Audit Committee

The Audit Committee convened seven times during the course of 2008. Three of these meetings were regular meetings, while four were extraordinary meetings.

The Audit Committee reviewed, discussed and advised the Supervisory Board with regards to the interim financial statements, the Annual Report, the external auditors’ long-form report, the internal auditors’ management letter including the Managing Board’s related comments, the evaluation of the design and operating effectiveness of the internal risk management and control systems, the Capital Adequacy Framework and the application of the US Sarbanes-Oxley Act, in particular as to ABN AMRO’s compliance with the requirements of Section 404 of this Act.

Deloitte Accountants reported on its independence to the Audit Committee. Deloitte has reviewed its engagements with ABN AMRO and confirmed to the Audit Committee that these have not impaired Deloitte’s ability to act as independent auditors of ABN AMRO.  The Audit Committee reviewed its pre-approval policy for audit and non-audit services provided by the external auditors. Following this review the Audit Committee pre-approved the nature and the budget for audit, audit-related and non-audit services, in line with this policy.

Throughout the period, representatives of the ABN AMRO Managing Board, Finance Officers, the Committee Secretary, representatives from Group Internal Audit, Risk Management and the external auditors have been in attendance by standing invitation and were provided with copies of the agendas, papers and minutes.

The Chairman of the Audit Committee has met with the external auditors independently of the members of the Managing Board and the internal auditors.

The Audit Committee, in the presence of senior representatives from Group Risk Management, also reviewed and discussed ABN AMRO’s overall risk profile, the quality of the loan portfolio and the bank’s large exposures and provisioning for loan losses. It also reviewed the Enterprise Risk Management Framework and related reporting. In addition, the Committee reviewed various risk reports, produced both internally and by third parties, outlining the unique risk profile arising directly as a result of the transition and separation activities.

The Audit Committee reviewed, discussed and approved the 2008 Audit Plan prepared by Group Audit, as well as staff matters including training and recruitment. In addition, the Audit Committee discussed the operational and internal control aspects covered by Group Audit in its audit. In the middle of the year, Group Audit presented an assessment of the audit risks which reflected the impact of corporate activities. This was reviewed and approved by the Audit Committee.

Nomination & Compensation Committee

Responsibilities of the Nomination & Compensation Committee

The Nomination & Compensation Committee is a combined remuneration, selection and appointment committee as defined in the Dutch Corporate Governance Code. The tasks and responsibilities of the Nomination & Compensation Committee of the Supervisory Board can be divided into tasks related to nomination and to compensation.

The nomination responsibilities include preparing for the selection and nomination of members of the Supervisory and Managing Boards by preparing and periodically reviewing the succession plans of these Boards on the basis of agreed profiles. The granting of the title of Senior Executive Vice President to eligible persons and the management development programs for top executives are also discussed in the Nomination & Compensation Committee. Where relevant, the Nomination & Compensation Committee informs the full Supervisory Board.

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

Composition of the Nomination & Compensation Committee

The membership of the Nomination & Compensation Committee of the Supervisory Board remained unchanged in 2008. The Committee consists of the following members: Trude Maas-de Brouwer (Madam Chair), Arthur Martinez, Anthony Ruys and, as of January 2009, Michael Enthoven.

The Chairman of the Managing Board and the head of Group Human Resources were invited to the Nomination and Compensation Committee’s meetings to discuss relevant issues, such as the Managing Board’s composition and compensation.

Activities of the Nomination & Compensation Committee

The Nomination & Compensation Committee met four times in 2008.

For a description of the Bank’s reward philosophy and principles as well as a detailed description of the relevant aspects of Managing Board compensation in 2008 please refer to Note 43 ‘Remuneration of the Managing Board and Supervisory Board’ in Section 5: ’Financial Statements’.

Compliance Oversight Committee

Responsibilities of the Compliance Oversight Committee

The role of the Compliance Oversight Committee is to supervise ABN AMRO’s compliance organisation, activities and risk profile. More specifically, the committee is responsible for supervising, monitoring and advising the Managing Board on the effects of internal risk management and control systems relating to compliance. These duties include supervising the enforcement of the relevant legislation and regulations, and overseeing compliance with the codes of conduct. The Compliance Oversight Committee is also responsible, along with the full Supervisory Board, for setting the right tone from the top by communicating the importance of compliance to the Managing Board and ABN AMRO as a whole, and by overseeing the Managing Board’s communications about the importance of compliance.

Composition of the Compliance Oversight Committee

The Compliance Oversight Committee consists of four members all of whom are members of the Supervisory Board. In 2008 the members were Arthur Martinez (Chairman), Trude Maas-de Brouwer, Rob van den Bergh and as of January 2009 Michael Enthoven.

Activities of the Compliance Oversight Committee

In line with its Charter, as set out in the Rules Governing the Supervisory Board’s Principles and Best Practices, the Compliance Oversight Committee met three times in 2008. During its meetings in 2008, the Committee reviewed and closely monitored the implementation of the annual Group Compliance plan with a particular focus on ensuring that Group Compliance remains appropriately staffed, compensated, resourced and supported during the transition phase. At each of these meetings the Committee further discussed the relevant quarterly Group Compliance Reports, elaborating on global regulatory developments and key Group Compliance initiatives during those quarters.

Managing Board

Responsibilities of the Managing Board

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

Composition of the Managing Board

The members of the Managing Board and their responsibilities as at 24 March 2009 are as follows:

Gerrit Zalm	Chairman and responsible for Human Resources, Communications and Audit

Ron Teerlink	Vice Chairman and responsible for Transition Management

David Cole	Chief Finance Officer, Chief Risk Officer and responsible for Risk, Finance, Legal and Compliance

Johan van Hall	responsible for Integration and Services

Chris Vogelzang	responsible for BU Netherlands and BU Private Clients and International Diamond & Jewelry Group

Donald Workman	responsible for the global markets business

Brad Kopp	responsible for BU Americas

Michiel de Jong	responsible for Global Transaction Services and regional markets Asia and Europe

Javier Maldonado	responsible for the shared assets included in Central Items

At the Annual General Meeting of shareholders on 11 April 2008 Michiel de Jong and Brad Kopp were appointed as members of the Managing Board for a period of four years. On 1 April 2008 Ron Teerlink stepped down as member of the Managing Board. Wilco Jiskoot and Brian Crowe both stepped down from the Managing Board on 1 June 2008 and 10 June 2008 respectively. On 29 July 2008 Marta Elorza Trueba stepped down as a member of the Managing Board.

At the Extraordinary General Meeting of shareholders on 22 September 2008 Donald Workman was appointed to the Managing Board for a term of four years. Karel De Boeck and Paul Dor stepped down from the Managing Board on 4 October 2008 and John Hourican stepped down as a member of the Managing Board on 14 October 2008.

Gerrit Zalm was appointed as Vice Chairman of the Managing Board at the Extraordinary General Meeting of shareholders held on 23 December 2008. On 30 December 2008 Jan Peter Schmittmann stepped down as a member of the Managing Board. On 27 February 2009 Mark Fisher resigned as the Chairman of Managing Board. On 28 February 2009 the shareholder appointed Ron Teerlink as Vice-Chairman of the Managing Board. In addition, David Cole, Johan van Hall and Chris Vogelzang were appointed as members of the Managing Board. On 28 February 2009 Gerrit Zalm succeeded Mark Fisher and became the Chairman of the Managing Board.

According to the Consortium Shareholder Agreement RBS had the right to put forward a candidate for the Managing Board after Mark Fisher decided to resign from the Managing Board. RBS nominated Ron Teerlink in the role of Vice Chairman of ABN AMRO. Ron Teerlink will also remain as Chief Executive Group Manufacturing RBS.

Senior Executive Vice Presidents

The Managing Board consulted the Supervisory Board on the appointment of Petri Hofsté as Senior Executive Vice President and deputy CFO heading the Finance function with effect from 14 October 2008. As a result of the organisational changes and retirements, the number of Senior Executive Vice Presidents decreased by 16 to 2 at 24 March 2009.

CORPORATE GOVERNANCE CODES

ABN AMRO’s approach

The Articles of Association of ABN AMRO Holding N.V. have been amended to reflect the change in status and were adopted by the Extraordinary Meeting of Shareholders on 22 September 2008.

On 25 March 2008 ABN AMRO announced that the Company had resolved to apply for delisting of its ordinary shares and the (formerly convertible) preference shares from Euronext Amsterdam by NYSE Euronext, the regulated market of Euronext Amsterdam N.V. (‘Euronext Amsterdam’) and to apply for the delisting of its American Depositary Shares (‘ADSs’) from the New York Stock Exchange (‘NYSE’). Its ordinary shares and its ADSs were delisted from Euronext Amsterdam and the NYSE respectively, effective 25 April 2008. The (formerly convertible) preference shares were delisted shortly after finalisation of the squeeze-out proceedings on 22 September 2008. As a result of the delisting, ABN AMRO is no longer required to adhere to the Dutch Corporate Governance Code.

ABN AMRO has always maintained high corporate governance standards and the Consortium Members are committed to continue this through the transition period. For ABN AMRO, good corporate governance is critical to the Company’s ability to realise ABN AMRO’s strategic goal of creating sustainable long-term value for all ABN AMRO’s stakeholders – including ABN AMRO’s shareholder, ABN AMRO’s clients, ABN AMRO’s employees and society at large. It is the foundation of ABN AMRO’s license to operate.

In order to achieve good corporate governance, ABN AMRO organises the Company in a way that promotes first-class stewardship by the Managing Board and effective supervision by the Supervisory Board. Integrity, transparency and accountability are key elements of ABN AMRO’s corporate governance, as they are in ABN AMRO’s business as a whole. These key elements ensure that the controls and oversight necessary for effective risk management, proper compliance with regulations, and accurate and complete disclosure of information to the market are in place and functioning well.

ABN AMRO’s guiding compass in these matters is provided by ABN AMRO’s Corporate Values and Business Principles, which constitute ABN AMRO’s ‘code of ethics’.

Even though ABN AMRO does not have to adhere to the Dutch Corporate Governance Code, ABN AMRO continues to place importance on a transparent governance structure and chooses to substantially adhere to the Dutch Corporate Governance Code. Also, as a company registered with the US Securities and Exchange Commission (SEC) ABN AMRO is subject to US securities laws and the applicable corporate governance rules in connection with the Group’s listing of NYSE Alternext debt.

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

The Dutch Corporate Governance Code took effect on 1 January 2004 and was amended on 10 December 2008. The amended code will come into force with effect from the financial year starting on or after 1 January 2009. Therefore, reference in this 2008 annual report made to the Dutch Corporate Governance refers to the code of 2004. Even though the Company is not required to adhere to the Dutch Corporate Governance Code, ABN AMRO confirms that it applies the principles and (applicable) best practice provisions of the Dutch Corporate Governance Code, with the exception of the following best practice provisions: II.2.7, II.3.3, III.2.1, III.5.11, III.6.2 and IV.1.1.

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

For some members of the Managing Board originating from ABN AMRO that have been appointed since 2006, ABN AMRO does not fully apply this best practice provision. The underlying ABN AMRO employment contracts of such members, which are Senior Executive Vice President Employment contracts under Dutch law, continue. However, all entitlements under these contracts, including the entitlements under the redundancy clause, have been suspended during membership of the Managing Board, and replaced by another employment contract applicable to Managing Board members. ABN AMRO has not included a redundancy clause in these contracts and shall apply best practice provision II.2.7 as follows: in the event of a termination of the Managing Board membership, the suspended employment contract will be reinstated. If it is deemed necessary to terminate that contract in the future, this will happen in accordance with Dutch labour law.

Principle II.3 states that any conflict of interest or apparent conflict of interest between the company and managing board members shall be avoided.

This principle has been elaborated in best practice provisions II.3.1 to II.3.4.

Several new members of the Managing Board also serve in a number of managing and supervising capacities at the various Consortium Members. They have taken part and will take part in discussions or decision making that involves or will involve a subject or transaction relating to the separation and transfer of the ABN AMRO businesses to the respective Consortium Members. This could constitute a conflict of interest within the scope of best practice provision II.3.2. In this respect ABN AMRO does not apply best practice provision II.3.3 with respect to these subjects and transactions, but otherwise ABN AMRO reports that best practice provisions II.3.2 to II.3.4 inclusive, have been complied with, where applicable.

Best practice provision III.2.1 states that all supervisory board members, with the exception of not more than one person, shall be independent within the meaning of best practice provision III.2.2.

A description of independence is given in best practice provision III.2.2. As mentioned under principle II.3 above, following the acquisition by the Consortium Members of RFS Holdings, the sole shareholder of ABN AMRO, a new structure and membership for the Supervisory Board was put in place. Michael Enthoven, Public Prosecutor of the Ministry of Finance and Miller McLean, Group Legal Counsel and Company Secretary of RBS, have been nominated alongside Juan Rodriguez-Inciarte of Santander to reflect the change in ownership.

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

This principle has been elaborated in best practice provision III.6.1 to III.6.7. ABN AMRO’s explanation of principle II.3 applies mutatis mutandis to the three Supervisory Board members: Juan Rodriguez-Inciarte, and the two new members, Michael Enthoven and Miller McLean, who likewise have taken and will take part in discussions or decision-making that involves or will involve a subject or transaction relating to the separation and transfer of the ABN AMRO businesses to the respective Consortium Members. As this may constitute a conflict of interest within the scope of best practice provision III.6.1, ABN AMRO does not apply best practice provision III.6.2 with respect to these subjects and transactions, but otherwise ABN AMRO reports that best practice provisions III.6.1 to III.6.3 inclusive have been complied with, where applicable.

Similarly the transactions relating to the separation and transfer of the ABN AMRO businesses to the respective Consortium Members can fall within the scope of best practice provision III.6.4 in view of the holding by the Consortium Members of all of the ABN AMRO shares. For this reason ABN AMRO hereby confirms that best practice provision III.6.4 has been observed, where applicable.

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

ABN AMRO has one shareholder, RFS Holdings. In accordance with ABN AMRO’s Articles of Association, the following procedure has to be followed for the dismissal of members of the Managing Board and Supervisory Board. A distinction has been made between situations in which the Supervisory Board submits a proposal to the General Meeting of Shareholders to dismiss a member of the Managing Board or Supervisory Board and situations in which the proposal to dismiss a member of the Managing or Supervisory Board is submitted at the initiative of shareholders. The first of these situations requires an absolute majority of the General Meeting of Shareholder, and in this case ABN AMRO applies best practice provision IV.1.1. In the event of the second situation arising, a two-third majority of the votes cast is required. For this reason, ABN AMRO will continue to apply these procedures with regard to the nominations for the appointment and dismissal of Supervisory Board and Managing Board members.

Corporate governance in the United States

As an SEC-registered company, ABN AMRO is subject to US securities laws, including the Sarbanes-Oxley Act, as well as certain corporate governance rules in connection with the Group’s listing of NYSE Alternext debt. Following the introduction of the Sarbanes-Oxley Act, ABN AMRO established a Disclosure Committee that formalised the roles, tasks and disciplines that were already in place for ensuring the accuracy and completeness of information disclosed to the market.

ABN AMRO’s report on internal control over financial reporting under section 404 of the US Sarbanes-Oxley Act is included in this Annual Report 2008 that is also a Form 20-F as filed with the SEC.

ABN AMRO proposes to its shareholder that it adopts the 2008 financial statements, as included in this annual report, and discharges the Managing Board and Supervisory Board in respect of their management and supervision respectively. In view of the acquisition by the Consortium no further dividend will be declared.

ABN AMRO'S EMPLOYEES

As at 31 December 2008, ABN AMRO employed 57,000 people working in over 50 countries.

Following the acquisition of ABN AMRO in 2007, the primary focus of Human Resources in 2008 has been to drive forward the people change agenda to help deliver the separation and integration of the ABN AMRO business divisions to the appropriate Consortium Member. During 2008 43,000 employees have separated from ABN AMRO and integrated with their assigned Consortium Member.

Despite the primary focus on separation and integration activity ABN AMRO has continued to review the Human Resources policies and processes in place to ensure they are robust and support a strong employment proposition. In September 2008, the ABN AMRO employees allocated to RBS were invited to participate in an Employee Opinion Survey with more than 26,000 employees participating. This translates to a response rate of 85%.

Also, throughout the year there has been ongoing engagement and consultation between ABN AMRO and our Social Partners ensuring that there is an open dialogue in relation to separation and integration activity.

SUSTAINABILITY

ABN AMRO embraces the concept of sustainability by placing environmental, social and ethical (ESE) matters at the heart of its business. In 2008, following the acquisition by the Consortium, Fortis, RBS and Santander each worked to combine their own best practices with those of the ABN AMRO businesses they had acquired. The ABN AMRO Sustainability Review 2007 was a joint effort between ABN AMRO, Fortis, RBS and Santander, recording ABN AMRO's sustainability activities of the past and present, and outlining the new future.

SECTION 5  FINANCIAL STATEMENTS

Consolidated financial statements	99
Accounting policies	99
Consolidated income statement for the year ended 31 December	119
Consolidated balance sheet at 31 December	120
Consolidated statement of changes in equity for the year ended 31 December	121
Consolidated cash flow statement for the year ended 31 December	122
Notes to the consolidated financial statements	123

FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

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

On 17 October 2007 RFS Holdings B.V. (‘RFS Holdings’), a company incorporated by RBS, Fortis and Santander acquired 85.6% of ABN AMRO Holding N.V. ABN AMRO applied for de-listing of its ordinary shares from Euronext Amsterdam and the New York Stock Exchange. The de-listing of the ABN AMRO Holding N.V. ordinary shares and the (formerly convertible) preference shares with a nominal value of €2.24 each from Euronext Amsterdam and the de-listing of its American Depositary Shares (‘ADSs’) from the New York Stock Exchange was effected on 25 April 2008. Through subsequent purchases RFS Holdings increased its stake in ABN AMRO to 99.3% as at 31 December 2007. RFS Holdings started squeeze-out proceedings in order to acquire the remainder of the shares in ABN AMRO from minority shareholders and this procedure was completed on 22 September 2008. As a result RFS Holdings has now become the sole shareholder of ABN AMRO Holding N.V.

RFS Holdings B.V. is controlled by RBS Group plc, which is incorporated in the UK and registered at 36 St. Andrew Square, Edinburgh, Scotland. RBS is the ultimate parent company of ABN AMRO Holding N.V. The consolidated financial statements of the Group are included in the consolidated financial statements of RBS.

On 3 October 2008, the Dutch State acquired all Fortis’ businesses in The Netherlands, including the Fortis share in RFS Holdings. On 24 December 2008, the Dutch State purchased from Fortis Bank Nederland (Holding) N.V. its investment in RFS Holdings, to become a direct shareholder in RFS Holdings.

Debt securities of ABN AMRO Holding N.V. are listed on the New York Stock Exchange and Euronext. As the rules of the Securities and Exchange Commission (‘SEC’) are applicable to foreign registrants, this annual report complies with the SEC rules and a cross reference table to the sections of the Form 20-F is included on page 225 of this report.

The consolidated financial statements of the Group for the year ended 31 December 2008 incorporate financial information of ABN AMRO Holding N.V., its controlled entities, interests in associates and joint ventures. The consolidated financial statements were signed and authorised for issue by the Supervisory Board and Managing Board on 20 March 2009. The right to request an amendment of the financial statements is embedded in the Netherlands Civil Code. Interested parties have the right to ask the Enterprise Chamber of the Amsterdam Court of Appeal for a revision of the financial statements.

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

Summary significant accounting policies

Basis of preparation

The consolidated financial statements are prepared in accordance with IFRS on a mixed model valuation basis as follows:

•
Fair value is used for: derivative financial instruments, financial assets and liabilities held for trading or designated as measured at fair value through income, and available-for-sale financial assets,

•	Other financial assets (including ‘loans and receivables’) and liabilities are valued at amortised cost,
•	The carrying value of assets and liabilities measured at amortised cost included in a fair value hedge relationship is adjusted with respect to fair value changes resulting from the hedged risk,
•	Non-financial assets and liabilities are generally stated at historical cost.

The consolidated financial statements are presented in euros, which is the presentation currency of the Group, rounded to the nearest million (unless otherwise noted).

Certain amounts in the prior periods have been reclassified to conform to the current presentation. This includes the restatement for the classification of the Banco Real and other Santander acquired businesses as discontinued operation.

Adoption of IFRS standards and interpretations

IFRIC interpretation 11 ‘Group & Treasury Share Transactions’ was issued in November 2006 and became effective for the Group on 1 January 2008. The interpretation provides further guidance on the implementation of IFRS 2 ‘Share-based Payment’. The adoption of this interpretation has no impact on the financial position or results of the Group.

IFRIC Interpretation 12 ‘Service Concession Arrangements’ was issued in November 2006 and became effective for the Group on 1 January 2008. The interpretation gives guidance on the accounting by operators for public-to-private concession arrangements. The adoption of this interpretation has no impact on the financial position or results of the Group.

IFRIC Interpretation 14 IAS 19 ‘The Limit of a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ addresses how entities should determine the amount of a surplus in a pension fund that can be recognised as an asset, how a minimum funding requirement affects that limit, and when a minimum funding requirement creates an onerous obligation that should be recognised as a liability in addition to that otherwise recognised under IAS 19. This interpretation became effective on 1 January 2008. The adoption of this interpretation does not have a significant impact on the financial position or results of the Group.

IFRS 8 ‘Operating Segments’ was issued in November 2006 and adopted by the EU in November 2007. It is effective for annual reporting periods beginning on or after 1 January 2009 but early adoption is permitted. The Group adopted IFRS 8 on 1 January 2007. The standard replaces IAS 14 ‘Segment Reporting’ in setting out requirements for disclosure of information about an entity’s operating segments, revenues derived from its products and services, the geographical areas in which it operates, and its major customers.

In October 2008 the IASB issued ‘Reclassification of Financial Assets’, amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosures’. The Group has applied these amendments from 1 July 2008. The amendments permit an entity to reclassify certain financial instruments out of the held-for-trading or out of the available-for-sale category and sets out additional disclosure requirements for such reclassifications. The notes to the consolidated financial statements provide detailed disclosures as required by the reclassification amendment.

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

Allowance for loan losses

Allowances for loan losses are made for estimated losses in outstanding loans for which there is any doubt about the borrower’s capacity to repay the principal and/or the interest. The allowance for loan losses is intended to adjust the value of the Group’s loan assets for probable credit losses as of the balance sheet date. Allowances are determined through a combination of specific reviews, statistical modelling and estimates. Certain aspects require judgment, such as the identification of loans that are deteriorating, the determination of the probability of default, the expected loss, the value of collateral and current economic conditions. Though we consider the allowances for loan losses to be adequate, the use of different estimates and assumptions could produce different allowances for loan losses, and amendments to allowances may be required in the future, as a consequence of changes in the value of collateral, the amounts of cash to be received or other economic events. For a further discussion on our allowance for loan losses, see note 18 to our consolidated financial statements.

Fair value of financial instruments

For financial instruments that are actively traded and for which quoted market prices or market parameters are readily available, there is little subjectivity in the determination of fair value. However, when observable market prices and parameters do not exist, management judgement is necessary to estimate fair value.

For instruments where no active liquid market exists, or quoted prices are unobtainable, recent market transactions are used or the fair value is estimated using a variety of valuation techniques – including reference to similar instruments for which market prices do exist or valuation models, such as discounted cash flow calculation or Black-Scholes.

The Group refines and modifies its valuation techniques as markets and products develop and the pricing for such products becomes more or less transparent. Financial markets are sometimes subject to significant stress conditions where steep falls in perceived or actual asset values are accompanied by a severe reduction in market liquidity, such as recent events in the US sub-prime residential mortgage market. In such cases, observable market data may become less reliable or disappear altogether. Where there is doubt over the reliability of the market data due to either market illiquidity or unavailability, other valuation techniques are used. These alternative techniques would include scenario analysis and discounted cash flow calculations.

Unobservable inputs are estimated using a combination of management judgement, historical data, market practice and benchmarking to other relevant observable market data. Where inputs to the valuation of a new transaction cannot be reliably sourced from external providers, the transaction is initially recognised at its transaction price. The difference between the transaction price and the internal valuation at inception, calculated using a model, is reserved and amortised to income at appropriate points over the life of the instrument, typically taking account of the ability to obtain reliable external data, the passage of time and the use of offsetting transactions. Subsequent changes in fair value as calculated by the valuation model are reported in income.

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

Impairment of available-for-sale instruments

A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence that an event or events since initial recognition of the asset or reclassification into available-for-sale from trading have adversely affected the amount or timing of future cash flows from the assets.

Significant management judgement is involved where the determination of future cash flows requires consideration of a number of variables, some of which may be unobservable in current market conditions. This is the case for more complex instruments such as asset backed securities, where factors such as the estimated cash flows on underlying pools of collateral and changes in national or local conditions that correlate with defaults on the assets are considered. Further details are provided in note 14.

Assessment of risk and rewards

Whenever the Group is required to assess risks and rewards, when considering the recognition and derecognition of assets or liabilities and the consolidation and deconsolidation of subsidiaries, the Group may sometimes be required to use judgment. Although management uses its best knowledge of current events and actions in making assessments of expected risk and rewards, actual risks and rewards may ultimately differ.

Pension and post-retirement benefits

Significant pension and post-retirement benefit costs are based on actuarial calculations. Inherent within these calculations are assumptions including: discount rates, salary increases and the expected return on plan assets. Changes in pension and post-retirement costs may occur in the future as a consequence of changes in interest rates, the return on assets or other factors. For a further discussion on the underlying assumptions, see note 27 to our consolidated financial statements.

Deferred tax

Deferred tax assets arise from a variety of sources, the most significant being: a) tax losses that can be carried forward to be utilised against profits in future years; and b) valuation changes of assets which need to be tax effected for accounting purposes but are taxable only when the valuation change is realised.

The Group records valuation allowances to reduce the deferred tax assets to the amount which can be recognised in line with the relevant accounting standards. The level of deferred tax asset recognition is influenced by management's assessment of the Group's historic and future profitability profile. At each balance sheet date, existing assessments are reviewed and, if necessary, revised to reflect changed circumstances. In a situation where recent losses have been incurred, the relevant accounting standards require convincing evidence that there will be sufficient future tax capacity.

Basis of consolidation

The consolidated financial statements are prepared annually for the year ended 31 December and include the parent company and its controlled subsidiaries as well as joint ventures on a proportionate share basis. Subsidiaries are included using the same reporting period and consistent accounting policies.

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

Equity attributable to minority interests is shown separately in the consolidated balance sheet as part of total equity. Current period profit or loss attributable to minority interests is presented as an attribution of profit for the year.

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

In a step acquisition, where a business combination occurs in stages and control of the business is obtained in stages, all assets and liabilities of the acquired business, excluding goodwill, are adjusted to their fair values at the date of the latest share acquisition transaction. Fair value adjustments relating to existing holdings are recorded directly in equity.

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

Non-current assets held for sale and discontinued operations

Non-current assets and/or businesses are classified as held for sale if their carrying amount is to be recovered principally through a sale transaction planned to occur within 12 months, rather than through continuing use. Held for sale assets are measured at the lower of their carrying amount and fair value less costs to sell. Assets and liabilities of a business held for sale are separately presented. Businesses that may be transferred to shareholders by means of a distribution will not be presented as businesses held for sale.

The results of discontinued operations (an operation held for sale that represents a separate major line of business or a geographical area of operation) are presented in the income statement as a single amount comprising the net results of the discontinued operations and the after tax gain or loss realised on disposal. Comparative income statement data is re-presented if in the current period an activity qualifies as a discontinued operation and qualifies for separate presentation.

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

Transactions in a currency that differs from the functional currency of the transacting entity are translated into the functional currency at the foreign exchange rate at transaction date. Monetary assets and liabilities denominated in foreign currencies at reporting date are translated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities accounted for at cost, and denominated in foreign currency are translated to the functional currency at the foreign exchange rate prevailing at the date of initial recognition.

Non-monetary assets and liabilities accounted for at fair value in a foreign currency are translated to the functional currency using the exchange rate at the date when the fair value was determined.

Currency translation differences on all monetary financial assets and liabilities are included in foreign exchange gains and losses in trading income. Translation differences on non-monetary items (such as equities) held at fair value through income are also reported through income and, for those classified as available-for-sale, directly in equity within ‘Net unrealised gains and losses on available-for-sale assets’.

The assets and liabilities of foreign operations, including goodwill and purchase accounting adjustments, are translated to the Group’s presentation currency, the Euro, at the foreign exchange rates prevailing at the reporting date. The income and expenses of foreign operations are translated to the Euro at the rates prevailing at the end of the month. Currency translation differences arising on these translations are recognised directly in equity (‘currency translation account’). Exchange differences recorded in equity, arising after transition to IFRS on 1 January 2004, are included in the income statement on disposal or partial disposal of a foreign operation.

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

Net trading income

Net trading income includes gains and losses arising from changes in the fair value of financial assets and liabilities held for trading, interest income, dividends received from trading instruments as well as related funding costs. Dividend income from trading instruments is recognised when entitlement is established. Net trading income also includes changes in fair value arising from changes in counter-party credit spreads and changes in ABN AMRO’s credit spreads where it impacts the value of the Group’s derivative liabilities. The charge related to the write-off of trading instruments is included in trading income.

Results from financial transactions

Results from financial transactions include gains and losses on the sale of non-trading financial assets and liabilities, ineffectiveness of certain hedging programmes, the change in fair value of derivatives used to hedge credit risks that are not included in hedge accounting relationships, fair value changes relating to assets and liabilities designated at fair value through income and changes in the value of any related derivatives. Dividend income from non-trading equity investments, excluding associated companies is recognised when entitlement is established.

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

Financial assets and liabilities

Measurement classifications

The Group classifies its financial assets and liabilities into the following measurement (‘valuation’) categories:

Financial instruments held for trading are those that the Group holds primarily for the purpose of short-term profit-taking. These include shares, interest-earning securities, derivatives held for trading, and liabilities from short sales of financial instruments. Derivatives are financial instruments that require little or no initial net investment, with future settlements dependent on a reference benchmark index, rate or price (such as interest rates or equity prices). Changes in expected future cash flows in response to changes in the underlying benchmark determine the fair value of derivatives.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They generally arise when the Group provides money or services directly to a customer with no intention of trading or selling the loan.

Held-to-maturity assets are non-derivative financial assets quoted on an active market with fixed or determinable payments (i.e. debt instruments) and a fixed maturity that the Group has the intention and ability to hold to maturity. As of 31 December 2008 the Group no longer classifies financial assets into the held-to-maturity category and due to tainting rules can not do so until 31 December 2010.

Designated at fair value through income are financial assets and financial liabilities that the Group upon initial recognition designates to be measured at fair value with changes reported in income. Such a designation is done if:

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

Recognition and derecognition

Traded instruments are recognised on trade date, defined as the date on which the Group commits to purchase or sell the underlying instrument. In the infrequent event when settlement terms are non-standard the commitment is accounted for as a derivative between trade and settlement date. Loans and receivables are recognised when they are acquired or funded by the Group and derecognised when settled. Issued debt is recognised when issued and deposits are recognised when the cash is deposited with the Group. Other financial assets and liabilities, including derivatives, are recognised in the balance sheet when the Group becomes party to the contractual provisions of the asset or liability.

Financial assets are generally derecognised when the Group loses control and the ability to obtain benefits over the contractual rights that comprise that asset. This occurs when the rights are realised, expire, substantially all risk and rewards are transferred, or not substantially all risk and rewards are transferred nor retained, although control is transferred. If a servicing function is retained, which is profitable, a servicing asset is recognised. A financial liability is derecognised when the obligations specified in the contract are discharged, cancelled or expire.

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

The measurement of liabilities held at fair value includes the effect of changes in own credit spreads. The change in fair value applies to those financial liabilities designated at fair value where ABN AMRO’s own credit risk would be considered by market participants and excludes instruments for which it is established market practice not to include an entity-specific adjustment for own credit. The fair value changes are calculated based on a yield curve generated from observed external pricing for funding and quoted CDS spreads.

All derivatives are recorded in the balance sheet at fair value with changes recorded through income except when designated in cash flow or net investment hedge relationship (see hedge accounting below).

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

When available, fair values are obtained from quoted market prices in active liquid markets. For instruments where no active liquid market exists, or quoted prices are unobtainable, recent market transactions are used or the fair value is estimated using a variety of valuation techniques – including reference to similar instruments for which market prices do exist or valuation models, such as discounted cash flow or Black-Scholes. The Group refines and modifies its valuation techniques as markets and products develop and the pricing for individual products becomes more transparent.

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

The change in fair value of notes designated at fair value through income attributable to changes in credit risk are calculated by reference to the credit spread implicit in the market value of ABN AMRO’s senior notes.

Reclassifications

Derivatives are not reclassified into and out of the fair value through profit or loss category whilst they are held or issued. Financial instruments designated at fair value through income upon initial recognition are not reclassified out of that category. Non-derivative financial assets classified as held for trading upon initial recognition, if they are no longer held for the purpose of selling or repurchasing in the near term, may be reclassified out of the fair value through income category if certain requirements are met. No financial instrument is reclassified into the fair value through income category after initial recognition.

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

Fair value hedges

Where a derivative financial instrument hedges the exposure to changes in the fair value of recognised or committed assets or liabilities, the hedged item is adjusted in relation to the risk being hedged. Gains or losses on re-measurement of both the hedging instrument and the hedged item are recognised in the income statement, typically within results from financial transactions.

When a fair value hedge of interest rate risk is terminated, any value adjustment to the carrying amount of the hedged asset or liability is amortised to income over the original designated hedging period or taken directly to income if the hedged item is sold, settled or impaired.

Cash flow hedges

When a derivative financial instrument hedges the exposure to variability in the cash flows from recognised assets, liabilities or anticipated transactions, the effective part of any gain or loss on re-measurement of the hedging instrument is recognised directly in equity. When a cash flow hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss recognised in equity remains in equity.

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

Derivatives upon which the Group applies hedge accounting have been disclosed in Note 22 ‘Other assets’ and Note 29 ‘Other liabilities’.

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

Loans and receivables

An indication that a loan may be impaired is obtained through the Group’s credit review processes, which include monitoring customer payments and regular loan reviews of commercial clients every 6 or 12 months depending on the rating of the facility.

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

Renegotiated loans

Where possible, ABN AMRO seeks to restructure loans rather than to take possession of collateral. This may involve extending the payment arrangements and the agreement of new loan conditions. Once the items have been renegotiated, the loan is no longer considered past due. Management continuously reviews renegotiated loans to ensure that all criteria are met and that future payments are likely to occur. The loans continue to be subject to an individual or collective impairment assessment, calculated using the loans original effective interest rate.

Other financial assets

In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also considered in determining whether impairment exists. Where such evidence exists, the cumulative net loss that has been previously recognised directly in equity is moved from equity and recognised in the income statement within results from financial transactions.

The Group performs a review of individual available-for-sale securities on a regular basis to determine whether any evidence of impairment exists. This review considers factors such as any reduction in fair value below cost, its direction and whether the reduction is significant or prolonged, and the credit standing and prospects of the issuer.

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

Intangible assets

Goodwill

Goodwill is capitalised and stated at cost, being the excess of the cost of an acquisition over the fair value of the Group’s share of the acquired entity’s net identifiable assets at the date of acquisition, less any accumulated impairment losses. For the purpose of calculating goodwill, the fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. If the recognition of the assessed fair value of acquired assets and liabilities at the time of acquisition took place on the basis of provisional amounts any changes in the assessed fair value of acquired assets and liabilities at the time of acquisition identified within one year following the acquisition are corrected against goodwill. Any revisions identified after one year are recorded in income.

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

Software

Costs that are directly associated with identifiable software products that are controlled by the Group, and likely to generate future economic benefits exceeding these costs, are recognised as intangible assets and stated at cost less accumulated amortisation and any adjustment for impairment losses. Expenditure that enhances or extends the performance of computer software beyond its original specification is recognised as a capital improvement and added to the original cost of the software. Software is amortised over 3 to 7 years. Amortisation rates and residual values are reviewed at least annually to take into account any change in circumstances.

Costs associated with maintaining computer software programmes are recognised as an expense as incurred.

Other intangible assets

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and any adjustment for impairment losses. Other intangible assets are comprised of separately identifiable items arising from acquisition of subsidiaries, such as customer relationships, and certain purchased trademarks and similar items. Amortisation is charged to the income statement systematically over the estimated useful lives of the intangible asset. Amortisation rates and residual values are reviewed at least annually to take into account any change in circumstances.

Impairment of property and equipment and intangible assets

Property and equipment and intangibles are assessed at each balance sheet date or more frequently, to determine whether there is any indication of impairment. If any such indication exists, the assets are subject to an impairment review.

Regardless of any indications of potential impairment, the carrying amount of goodwill is subject to a detailed impairment review at least annually. An impairment loss is recognised whenever the carrying amount of an asset that generates largely independent cash flows or the cash-generating unit to which it belongs exceeds its recoverable amount. The recoverable amount of an asset is the higher of its fair value less cost to sell and its value in use. To calculate value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market rates and the risks specific to the asset. When conducting impairment reviews, particularly for goodwill, cash-generating units are the lowest level at which management monitors the return on investment on assets.

The impairment analysis of goodwill and other intangibles requires management to make subjective judgements concerning estimates of how the acquired asset will perform in the future using a discounted cash flow analysis. Additionally, estimated cash flows may extend beyond ten years and, by their nature, are difficult to determine. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behaviours and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions.

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

Share-based payments to employees

Until 2007, the Group engaged in equity and cash settled share-based payment transactions in respect of services received from certain of its employees. The cost of the services received was measured by reference to the fair value of the shares or share options granted on the date of the grant. The cost related to the shares or share options granted was recognised in the income statement over the period that the services of the employees were received, which was the vesting period, with a corresponding credit in equity for equity settled schemes and a credit in liabilities for cash settled schemes. For cash settled schemes the fair value of the plan was determined for each reporting period and the changes were recognised in the income statement. In addition, the Group recognised the effects of modifications that increased the total fair value of the share-based payment arrangements or were otherwise beneficial to the employee in the income statement.

The fair value of the options granted was determined using option pricing models, which took into account the exercise price of the option, the current share price, the risk free interest rate, the volatility of the ABN AMRO share price over the life of the option and the terms and conditions of the grant. Non-market vesting conditions were taken into account by adjusting the number of shares or share options included in the measurement of the cost of employee services, so that ultimately the amount cumulatively recognised in the income statement would reflect the number of shares or share options that eventually vested. Where vesting conditions were related to market conditions, these were fully reflected in the fair value initially determined at grant date and as a result, the charges for the services received were recognised regardless of whether or not the market related vesting condition was met, provided that the non-market vesting conditions were met.

In case of cancellation or settlement of a grant of shares or share options during the vesting period, the amount that otherwise would be recognised over the remainder of the vesting period was immediately recognised in the income statement. Any payment made to the employee upon the cancellation or settlement of the grant was accounted for as a deduction from equity for equity settled schemes and as a deduction from the liability for the cash settled schemes.

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

Tax – current and deferred

Tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise. The future tax benefit of tax losses available for carry forward is recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilised.

Deferred tax is also recognised for qualifying temporary differences. Temporary differences represent the difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The most significant temporary differences arise from the revaluation of certain financial assets and liabilities including derivative contracts, allowances for loan impairment, provisions for pensions and business combinations. The following differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries and associates, to the extent that they will probably not reverse in the foreseeable future and the timing of such reversals is controlled by the Group. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

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

Share capital

Incremental external costs directly attributable to the issue of new shares are deducted from equity net of any related taxes. When share capital recognised as equity is repurchased, the amount of the consideration paid, including incremental directly attributable costs net of taxes, is recognised as a change in equity. Repurchased shares are classified as treasury shares and presented as a deduction from total equity. Where such shares are subsequently sold or reissued, any consideration received is added to shareholders’ equity.

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

The presentation of the cash flow statement for 2007 and 2006 has been amended to conform to the current period presentation which does not separately disclose discontinued operations.

Future changes in accounting policies

ABN AMRO expects to adopt the following amended standards and interpretations with effect from 1 January 2009, where applicable pending their endorsement by the EU.

The IASB issued a revised IAS 23 ‘Borrowing Costs’ in March 2007. The revised standard eliminates the option of recognising borrowing costs immediately as an expense, to the extent that they are directly attributable to the acquisition, construction or production of a qualifying asset. The Group does not expect adoption of the revised standard on 1 January 2009 to have a significant effect on the financial position or results of the Group.

A revised IAS 1 ‘Presentation of Financial Statements’ was issued in September 2007 effective for accounting periods beginning on or after 1 January 2009. The revised standard aims to improve users’ ability to analyse and compare information given in financial statements. Adoption of the revised standard will have no effect on the results reported in the Group’s consolidated financial statements but will change the presentation of the results and financial position of ABN AMRO in certain respects.

The IASB issued an amendment to IFRS 2 ‘Share-based Payment’ on 17 January 2008. The amendment, which is applicable for annual periods beginning on or after 1 January 2009, clarifies that vesting conditions comprise only service conditions and performance conditions. It also specifies the accounting treatment for a failure to meet a non-vesting condition. Adoption of the amendment will not have an impact on the financial position or results of the Group.

The IASB published ‘Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements, Puttable Financial Instruments and Obligations Arising on Liquidation’, on 14 February 2008. The amendments are applicable for annual periods beginning on or after 1 January 2009. ABN AMRO does not expect these revisions to have a significant impact on the financial position or results of the Group.

IFRIC interpretation 13 ‘Customer Loyalty Programmes’ becomes effective for financial years beginning on or after 1 July 2008. This interpretation addresses how companies that grant their customers loyalty award credits (often called ‘points’) when buying goods or services should account for their obligation to provide free or discounted goods or services if and when the customers redeem the points. The adoption of this interpretation on 1 January 2009 will not have a significant impact on the financial position or results of the Group.

IFRIC Interpretation 15 ‘Agreements for the Construction of Real Estate’ was issued 3 July 2008 and becomes effective for financial years beginning on or after 1 January 2009. This interpretation standardises accounting practice across jurisdictions for the recognition of revenue by real estate developers before construction is complete. The main expected change in practice is a shift for some entities from recognising revenue as construction progresses to recognising revenue at a single time – at completion upon or after delivery. The adoption of this interpretation on 1 January 2009 will not have a significant impact on the financial position or results of the Group.

IFRIC Interpretation 16 ‘Hedges of a Net Investment in a Foreign Operation’ was issued 3 July 2008 and becomes effective for financial years beginning on or after 1 October 2008. IFRIC 16 addresses three main issues. Firstly, the interpretation considers whether risk arises from (a) the foreign currency exposure to the functional currencies of the foreign operation and the parent entity, or from (b) the foreign currency exposure to the functional currency of the foreign operation and the presentation currency of the parent entity's consolidated financial statements. Secondly, it determines which entity within a group can hold a hedging instrument in a hedge of a net investment in a foreign operation and in particular whether the parent entity holding the net investment in a foreign operation must also hold the hedging instrument. Finally it discusses how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item when the entity disposes of the investment.
The adoption of this interpretation on 1 January 2009 will not have a significant impact on the financial position or results of the Group.

The IASB published ‘Improving Disclosures about Financial Instruments (Amendments to IFRS 7)’ in March 2009. These amendments improve the disclosure requirements about fair value measurements and reinforce existing principles for disclosures about the liquidity risk associated with financial instruments. The amendments are applicable for annual periods beginning on or after 1 January 2009. Adoption of the revised standard will have no effect on the results reported in the Group’s consolidated financial statements but will change the presentation of the results and financial position of ABN AMRO in certain respects.

Consolidated income statement for the year ended 31 December

(in millions of euros)	2008	2007	2006
Interest income	22,080	22,734	19,340
Interest expense	16,297	18,139	15,117
Net interest income 3	5,783	4,595	4,223
Fee and commission income	3,068	4,181	4,047
Fee and commission expense	439	329	406
Net fee and commission income 4	2,629	3,852	3,641
Net trading income 5	(9,324)	1,119	2,627
Results from financial transactions 6	(1,684)	1,134	767
Share of result in equity accounted investments 19	106	223	186
Other operating income 7	306	1,239	873
Income from consolidated private equity holdings 41	1,726	3,836	5,313
Operating income	(458)	15,998	17,630
Personnel expenses 8	5,236	6,363	5,600
General and administrative expenses 9	4,070	4,821	4,594
Depreciation and amortisation 10	1,045	857	824
Goods and materials of consolidated private equity holdings 41	1,278	2,744	3,684
Operating expenses	11,629	14,785	14,702
Loan impairment and other credit risk provisions 18	3,387	717	668
Total expenses	15,016	15,502	15,370

Operating profit/(loss) before tax	(15,474)	496	2,260
Tax 11	(2,580)	(458)	213
Profit/(loss) from continuing operations	(12,894)	954	2,047
Profit from discontinued operations net of tax 45	16,489	9,021	2,733
Profit for the year	3,595	9,975	4,780

Attributable to:
Shareholders of the parent company	3,580	9,848	4,715
Minority interest	15	127	65

Numbers stated against items refer to notes. The notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheet at 31 December

(in millions of euros)	2008	2007
Assets
Cash and balances at central banks 13	5,854	16,750
Financial assets held for trading 14	212,653	242,277
Financial investments 15	67,061	96,435
Loans and receivables- banks 16	75,566	175,696
Loans and receivables- customers 17	270,507	398,331
Equity accounted investments 19	796	871
Property and equipment 20	2,035	2,747
Goodwill and other intangibles 21	924	1,424
Assets of businesses held for sale 45	1,583	60,458
Accrued income and prepaid expenses	7,011	12,580
Tax assets 28	5,100	4,875
Other assets 22	17,727	12,769
Total assets	666,817	1,025,213

Liabilities
Financial liabilities held for trading 14	192,087	155,476
Due to banks 23	94,620	239,334
Due to customers 24	209,004	330,352
Issued debt securities 25	111,296	174,995
Provisions 26	4,144	6,544
Liabilities of businesses held for sale 45	864	39,780
Accrued expenses and deferred income	8,418	12,244
Tax liabilities 28	700	2,091
Other liabilities 29	15,012	18,072
Liabilities (excluding subordinated liabilities)	636,145	978,888
Subordinated liabilities 30	13,549	15,616
Total Liabilities	649,694	994,504

Equity
Share capital 31	1,852	1,085
Share premium	5,343	5,332
Treasury shares 31	-	(2,640)
Retained earnings	11,096	25,650
Net gains/(losses) not recognised in the income statement	(1,214)	148
Equity attributable to shareholders of the parent company	17,077	29,575
Equity attributable to minority interests	46	1,134
Total equity	17,123	30,709
Total equity and liabilities	666,817	1,025,213

Guarantees and other commitments 34	42,148	55,140
Committed credit facilities 34	63,436	104,137

Numbers stated against items refer to the notes. The notes to the consolidated financial statements are an integral part of these statements.

Consolidated statement of changes in equity for the year ended 31 December

(in millions of euros)	2008	2007	2006
Share capital 31
Balance at 1 January	1,085	1,085	1,069
Conversion of preference shares to ordinary shares	767	-	-
Exercised options and warrants	-	-	16
Balance at 31 December	1,852	1,085	1,085
Share premium
Balance at 1 January	5,332	5,245	5,269
Share-based payments	10	145	111
Conversion of preference shares to ordinary shares	1	-	-
Dividends paid in shares	-	(58)	(135)
Balance at 31 December	5,343	5,332	5,245
Treasury shares 31
Balance at 1 January	(2,640)	(1,829)	(600)
Share buy back	-	(1,847)	(2,204)
Utilised for dividends paid in shares	-	412	832
Utilised for exercise of options and performance share plans	-	624	143
Sale of treasury shares	3,708	-	-
Gain on sale of treasury shares	(1,068)	-	-
Balance at 31 December	-	(2,640)	(1,829)
Other reserves including retained earnings
Balance at 1 January	25,650	18,599	15,237
Profit attributable to shareholders of the parent company	3,580	9,848	4,715
Dividends paid to shareholders of the parent company	(19,213)	(1,540)	(807)
Dividends paid in shares to shareholders of the parent company	-	(586)	(656)
Gain on sale of treasury shares	1,068	-	-
Settlement of share option and awards in cash 44	-	(743)	-
Other	11	72	110
Balance at 31 December	11,096	25,650	18,599
Net gains/(losses) not recognised in the income statement
Currency translation account
Balance at 1 January	597	408	842
Transfer to income statement relating to disposals	(903)	293	(7)
Currency translation differences	823	(104)	(427)
Subtotal – Balance at 31 December	517	597	408
Net unrealised gains/(losses) on available-for-sale assets
Balance at 1 January	(543)	364	1,199
Net unrealised gains/(losses) on available-for-sale assets	(2,038)	(392)	(233)
Reclassification to the income statement	1,716	(515)	(602)
Subtotal – Balance at 31 December	(865)	(543)	364
Cash flow hedging reserve
Balance at 1 January	94	(275)	(795)
Net unrealised gains/(losses) on cash flow hedges	(959)	315	735
Net losses/(gains) reclassified to the income statement	(1)	54	(215)
Subtotal – Balance at 31 December	(866)	94	(275)
Net gains /(losses) not recognised in the income statement at 31 December	(1,214)	148	497
Equity attributable to shareholders of the parent company at 31 December	17,077	29,575	23,597
Minority interest
Balance at 1 January	1,134	2,298	1,931
Additions/(reductions)	12	(853)	145
Acquisitions/(disposals)	(1,008)	(300)	203
Profit attributable to minority interests	15	127	65
Currency translation differences	(107)	(138)	(46)
Equity attributable to minority interests at 31 December	46	1,134	2,298
Total equity at 31 December	17,123	30,709	25,895

Numbers stated against items refer to the notes. The notes to the consolidated financial statements are an integral part of these statements.

Consolidated cash flow statement for the year ended 31 December

(in millions of euros)	2008	2007	1	2006	1
Operating activities
Profit for the period	3,595	9,975	4,780

Adjustments for
Depreciation, amortisation and impairment	1,152	1,271	1,352
Loan impairment losses	4,332	2,794	2,138
Share of result in equity accounted investments	(171)	(278)	(251)

Movements in operating assets and liabilities
Movement in operating assets 35	199,957	(133,448)	(77,413)
Movement in operating liabilities 35	(246,314)	114,722	64,763
Other adjustments
Dividends received from equity accounted investments	34	81	72

Net cash flows from operating activities	(37,415)	(4,883)	(4,559)

Investing activities
Acquisition of investments	(245,561)	(201,808)	(180,228)
Sales and redemption of investments	263,840	197,850	172,454
Acquisition of property and equipment	(436)	(888)	(1,145)
Sales of property and equipment	94	674	256
Acquisition of intangibles (excluding goodwill)	(284)	(549)	(801)
Disposal of intangibles (excluding goodwill)	5	24	12
Acquisition of subsidiaries and equity accounted investments	(45)	(501)	(7,491)
Disposal of subsidiaries and equity accounted investments	23,907	15,736	1,845
Net cash flows from investing activities	41,520	10,538	(15,098)

Financing activities
Issuance of subordinated liabilities	508	1,523	4,062
Repayment of subordinated liabilities	(918)	(1,225)	(4,430)
Issuance of other long-term funding	37,952	39,635	35,588
Repayment of other long-term funding	(56,323)	(33,284)	(14,343)
Sale of treasury shares	3,708	-	-
Share buy back	-	(1,847)	(2,204)
Utilised for exercise of options and performance share plans	-	624	143
Other	7	(1,723)	213
Dividends paid	(19,213)	(1,540)	(807)
Net cash flows from financing activities	(34,279)	2,163	18,222

Currency translation differences on cash and cash equivalents	3,975	62	264

Movement in cash and cash equivalents	(26,199)	7,880	(1,171)
Cash and cash equivalents at 1 January	12,752	4,872	6,043
Cash and cash equivalents at 31 December 35	(13,447)	12,752	4,872

Numbers stated against items refer to the notes. The notes to the consolidated financial statements are an integral part of these statements.

1 Comparative amounts have been restated to conform to current presentation.

Notes to the consolidated financial statements
(unless otherwise stated, all amounts are in millions of euros)

1           Segment reporting

Segment information is presented in respect of the Group’s business. The operating segments are consistent with the Group’s management and internal reporting structure applicable in the financial year.

From 1 January 2008 the management and control structure of ABN AMRO has been aligned with the consortium ownership of the Group. This change in management structure has been reflected in the externally reported segments. Consequently, the RBS acquired businesses are segmented into: Europe (which includes RBS acquired businesses in the Netherlands), Americas and Asia. The Dutch State acquired businesses are divided into: Netherlands (excluding RBS acquired businesses) and Private Clients. Central Items includes head office functions and other items centrally managed.

In April 2008, the majority of the Group Asset and Liability Management portfolios have been economically allocated to the respective Consortium Members. This is reflected in the segment reporting. Since the allocation was effected on the basis of prospective agreements between Consortium Members, Group Asset and Liability Management results prior to this date are reported in Central Items. Comparative segment figures for Group Asset and Liability Management 2007 and 2006 have not been restated and are reported in Central Items, as well as the remaining unallocated 2008 figures of Group Asset and Liability Management.

The former regional Business Unit Netherlands, reported in 2007 as one operating segment, is no longer managed as a single component. To reflect the consortium ownership, the operating segment Netherlands now excludes Dutch wholesale clients and global markets business. This has been added to the operating segment Europe.

The comparative segment figures of 2007 and 2006 have been restated to reflect the current organisation structure except for the Group Asset and Liability Management comparatives as explained above.

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

Operating segments

The operating segments are described as follows:

Europe

This segment provides a range of financial products and services to commercial and global clients. It combines activities in 28 countries: 23 countries in Europe along with Kazakhstan, Uzbekistan, Egypt, United Arab Emirates and South Africa. As of 2008 Dutch wholesale clients are included in this operating segment as well as the Group Asset and Liability Management portfolios allocated to RBS.

Asia

This segment operates in 16 countries and territories through branches and offices. The client base includes both commercial and consumer clients.

Americas

This segment includes the combined activities of North America and Latin America. The North American activities cover a broad range of services that support a multinational client base and a limited number of specialty banking services. The core of North America was LaSalle Bank, which was sold to Bank of America Corporation in 2007 and therefore is presented as discontinued operations. Banco Real represented the majority of the operations in Latin America until July 2008, when it was sold to Santander. The figures of Banco Real are presented as discontinued operations.

Netherlands

This segment serves a diverse client base comprised of consumer and commercial clients. It offers a broad range of commercial and retail banking products and services via its multi-channel service model consisting of a network of branches, internet banking facilities, customer contact centres and ATMs throughout the Netherlands and increasingly focuses on mass affluent customers and commercial mid-market clients. It also includes the ABN AMRO Hypotheken (‘Mortgage’) Groep including the former Bouwfonds mortgage activities and the International Diamond and Jewelry Group, as well as the Group Asset and Liability Management portfolios allocated to the Dutch State.

Private Clients

This segment offers private banking services to wealthy individuals and institutions with net investable assets of EUR 1 million or more. In the past few years, the business unit Private Clients built up an onshore private banking network mainly in continental Europe through organic growth in the Netherlands and France, and through the acquisition of Delbrück Bethmann Maffei in Germany and Bank Corluy in Belgium. It also includes the insurance joint venture Neuflize Vie.

Central Items

Central Items include head office functions and items that are not allocated to individual consortium members such as the majority of the private equity portfolio and the investment in Saudi Hollandi Bank. Interest on settlement amounts accruing to Santander are also included.

Operating segment information for the year ended 31 December 2008

	Europe	Asia	Americas	Netherlands	Private Clients	Central Items	Subtotal	Discontinued Operations	Total

Net interest income - external	590	706	105	4,772	(1,014)	624	5,783		5,783
Net interest income - other segments	871	42	234	(1,950)	1,415	(612)	-		-
Net fee and commission income - external	720	375	366	693	530	(55)	2,629		2,629
Net fee and commission income - other segments	11	17	(131)	57	42	4	-		-
Net trading income	(9,835)	634	86	112	78	(399)	(9,324)		(9,324)
Result from financial transactions	(1,058)	(291)	(169)	194	(13)	(347)	(1,684)		(1,684)
Share of result in equity accounted investments	13	(4)	-	30	1	66	106		106
Other operating income	(5)	23	36	170	72	10	306		306
Income of consolidated private equity holdings	-	-	-	-	-	1,726	1,726		1,726
Total operating income	(8,693)	1,502	527	4,078	1,111	1,017	(458)		(458)
Total operating expenses	3,357	1,696	665	2,923	863	2,125	11,629		11,629
Loan impairment and credit risk provisions	2,025	453	131	761	15	2	3,387		3,387
Total expenses	5,382	2,149	796	3,684	878	2,127	15,016		15,016

Operating profit/(loss) before tax	(14,075)	(647)	(269)	394	233	(1,110)	(15,474)		(15,474)
Tax	(2,652)	125	85	88	68	(294)	(2,580)		(2,580)
Profit/(loss) from continuing operations	(11,423)	(772)	(354)	306	165	(816)	(12,894)		(12,894)
Profit from discontinued operations net of tax	-	-	-	-	-	-	-	16,489	16,489
Profit for the year	(11,423)	(772)	(354)	306	165	(816)	(12,894)	16,489	3,595

Other information at 31 December 2008
Total assets	400,203	54,901	23,091	158,875	18,239	9,925	665,234	1,583	666,817
Of which equity accounted investments	105	53	-	204	6	428	796	-	796
Total liabilities	396,431	53,116	22,697	153,540	16,529	6,517	648,830	864	649,694
Capital expenditure	109	57	26	253	20	111	576	-	576
Depreciation and amortisation	301	155	25	291	43	230	1,045	-	1,045
Impairment of available-for-sale securities	332	1	-	-	-	-	333	-	333

Operating segment information for the year ended 31 December 2007

	Europe	Asia	Americas	Netherlands	Private Clients	Central Items	Subtotal	Discontinued Operations	Total

Net interest income – external	970	425	319	4,706	(1,108)	(717)	4,595		4,595
Net interest income – other segments	250	307	(106)	(1,725)	1,567	(293)	-		-
Net fee and commission income –external	1,497	733	313	710	636	(37)	3,852		3,852
Net fee and commission income – other segments	(695)	275	(16)	71	124	241	-		-
Net trading income	509	372	208	83	72	(125)	1,119		1,119
Result from financial transactions	140	47	4	29	8	906	1,134		1,134
Share of result in equity accounted investments	9	39	-	54	-	121	223		223
Other operating income	70	16	53	244	91	765	1,239		1,239
Income of consolidated private equity holdings	-	-	-	-	-	3,836	3,836		3,836
Total operating income	2,750	2,214	775	4,172	1,390	4,697	15,998		15,998
Total operating expenses	3,551	1,696	875	2,641	969	5,053	14,785		14,785
Loan impairment and credit risk provisions	101	207	38	378	-	(7)	717		717
Total expenses	3,652	1,903	913	3,019	969	5,046	15,502		15,502

Operating profit/(loss) before tax	(902)	311	(138)	1,153	421	(349)	496		496
Tax	(327)	106	(77)	271	123	(554)	(458)		(458)
Profit/(loss) from continuing operations	(575)	205	(61)	882	298	205	954		954
Profit from discontinued operations net of tax	-	-	-	-	-	-	-	9,021	9,021
Profit for the year	(575)	205	(61)	882	298	205	954	9,021	9,975

Other information at 31 December 2007
Total assets	530,681	72,171	83,939	141,741	19,594	116,629	964,755	60,458	1,025,213
Of which equity accounted investments	123	134	-	224	6	360	847	24	871
Total liabilities	515,394	69,801	82,990	139,808	17,940	128,791	954,724	39,780	994,504
Capital expenditure	144	72	58	353	20	454	1,101	-	1,101
Depreciation and amortisation	127	45	54	274	13	344	857	-	857
Impairment of available-for-sale securities	-	-	-	-	-	-	-	-	-

Operating segment information for the year ended 31 December 2006

	Europe	Asia	Americas	Netherlands	Private Clients	Central Items	Subtotal	Discontinued Operations	Total

Net interest income – external	745	365	258	4,551	(1,008)	(688)	4,223		4,223
Net interest income – other segments	(249)	246	(41)	(1,613)	1,502	155	-		-
Net fee and commission income – external	1,317	664	261	649	646	104	3,641		3,641
Net fee and commission income – other segments	(318)	133	70	98	29	(12)	-		-
Net trading income	1,879	358	162	72	54	102	2,627		2,627
Result from financial transactions	179	(7)	(31)	1	4	621	767		767
Share of result in equity accounted investments	2	-	-	49	2	133	186		186
Other operating income	(4)	47	29	264	75	462	873		873
Income of consolidated private equity holdings	-	-	-	-	-	5,313	5,313		5,313
Total operating income	3,551	1,806	708	4,071	1,304	6,190	17,630		17,630
Total operating expenses	3,367	1,419	901	2,638	916	5,461	14,702		14,702
Loan impairment and credit risk provisions	5	214	(39)	375	6	107	668		668
Total expenses	3,372	1,633	862	3,013	922	5,568	15,370		15,370

Operating profit/(loss) before tax	179	173	(154)	1,058	382	622	2,260		2,260
Tax	46	106	(193)	302	111	(159)	213		213
Profit/(loss) from continuing operations	133	67	39	756	271	781	2,047		2,047
Profit from discontinued operations net of tax	-	-	-	-	-	-	-	2,733	2,733
Profit for the year	133	67	39	756	271	781	2,047	2,733	4,780

Other information at 31 December 2006
Total assets	424,350	67,844	77,563	133,900	20,498	77,849	802,004	185,060	987,064
Of which equity accounted investments	19	23	-	177	6	900	1,125	402	1,527
Total liabilities	414,457	66,353	77,173	132,840	19,000	80,206	790,029	171,140	961,169
Capital expenditure	130	86	33	373	39	962	1,623	-	1,623
Depreciation and amortisation	130	46	35	290	17	306	824	-	824
Impairment of available-for-sale securities	-	-	-	-	-	-	-	-	-

Geographical segments

The geographical analysis presented below is based on the location of the Group entity in which the transactions are recorded.

	The Netherlands	Europe	North America	Latin America	Asia /Pacific	Total

2008
Net interest income	3,674	841	256	80	932	5,783
Net commission income	915	947	199	10	558	2,629
Other income	(239)	(9,076)	(84)	44	485	(8,870)
Operating income	4,350	(7,288)	371	134	1,975	(458)
Total assets	280,960	305,429	19,170	1,817	59,441	666,817
Capital expenditure	418	75	25	1	57	576

2007
Net interest income	2,654	857	134	65	885	4,595
Net commission income	964	1,070	448	80	1,290	3,852
Other income	5,732	922	336	9	552	7,551
Operating income	9,350	2,849	918	154	2,727	15,998
Total assets	309,659	510,540	80,526	46,581	77,907	1,025,213
Capital expenditure	464	180	130	239	88	1,101

2006
Net interest income	2,637	695	193	48	650	4,223
Net commission income	1,150	1,230	342	33	886	3,641
Other income	7,397	1,663	156	41	509	9,766
Operating income	11,184	3,588	691	122	2,045	17,630
Total assets	289,984	419,691	168,533	36,976	71,880	987,064
Capital expenditure	899	179	315	141	89	1,623

2           Acquisitions and disposals of subsidiaries

Acquisitions 2008

During 2008 there were no acquisitions.

Disposals 2008

Transfer of businesses

As part of the separation process of the bank, entities and businesses, as well as portfolios, have been sold and transferred to the Consortium Members and other parties.

Sale of Asset Management

The sale of the shares in ABN AMRO Asset Management NV to Fortis Bank was completed in April. The sale price was EUR 3,699 million, resulting in a gain on sale of EUR 3,073 million.

Sale of Banca Antonveneta

The sale of Banca Antonveneta to Banca Monte dei Paschi di Siena was completed in May. The sale price was EUR 9,894 million, resulting in a gain on sale of EUR 2,357 million.

Transfer of remaining businesses to Santander

In July 2008 Banco ABN AMRO Real S.A. (‘Banco Real’), Interbanca SpA and other entities acquired by Santander were sold to Santander for EUR 15,431 million resulting in a gain on sale of EUR 10,647 million.

Acquisitions 2007

Taitung Business Bank Taiwan

In September 2007 ABN AMRO acquired 100% of the shares of Taitung Business Bank Taiwan. The total consideration received amounted to EUR 147 million, resulting in goodwill recognised of EUR 160 million (see note 21).

Prime Bank Ltd (Pakistan)

In April 2007 ABN AMRO completed the acquisition resulting in a 96.2% stake in Prime Bank. The total consideration paid amounted to EUR 176 million with goodwill of EUR 139 million recognised on acquisition.

Disposals 2007

ABN AMRO North America Holding Company

In October 2007 the Group completed the sale of ABN AMRO North America Holding Company (‘LaSalle Bank’) which principally consisted of the retail and commercial banking activities of LaSalle Bank Corporation to Bank of America. ABN AMRO's North American Asset Management businesses and certain businesses within ABN AMRO's North American Global Markets and Global Clients operations did not form part of the sale. The sale price was USD 21 billion and resulted in a gain of EUR 7,163 million after tax.

ABN AMRO Capital Holdings B.V.

During the second quarter of 2007, ABN AMRO sold a majority of the shares of AAC Capital Holdings B.V., the management company of certain private equity investments held by the Group, to the executives of the management company. Also as part of the sale, the Bank transferred all power to govern the financial and operating policies of the management company and all investment decisions related to a significant portion of the Group’s private equity investments (the Netherlands, Nordic and UK business of ABN AMRO Capital) resulting in the loss of control over these investments to a management company outside of ABN AMRO. The ownership of the underlying investments and therefore the economic interest in the investments has not changed. The loss of control over the management company resulted in the concerned investments to no longer be consolidated in the financial statements of the Group.  As of the date of the transaction the investments are recognised and carried at fair value with changes through income. This transaction has resulted in a gain of EUR 108 million reported in results from financial transactions.

ABN AMRO Mellon Global Securities Services

In July 2007, ABN AMRO entered into a sale and purchase agreement with Mellon Bank N.A., Pittsburgh, USA to sell its 50% share in the joint venture ABN AMRO Mellon Global Securities B.V. (ABN AMRO Mellon). In December 2007 the sale was completed. The sale price amounted to EUR 387 million and resulted in a net gain of EUR 139 million.

Private Banking operations in Miami and Montevideo

In April 2007, BU Private Clients disposed of its operations in Miami and Montevideo to Banco Itau. The profit recognised on the sale included in other operating income, amounted to EUR 72 million after tax.

ABN AMRO Mortgage Group, Inc.

In February 2007 ABN AMRO closed the sale of ABN AMRO Mortgage Group, Inc., its US-based residential mortgage broker origination platform and servicing business, which includes ABN AMRO Mortgage Group, InterFirst and Mortgage.com, to Citigroup. Citigroup purchased approximately EUR 7.8 billion of net assets. The profit of the sale amounted to EUR 93 million after tax.

Interbank (NL) and DMC Groep

In November 2007 the Group closed the sale of Interbank N.V. and DMC Groep N.V. to SOFINCO for an amount of EUR 98 million. The gain on the sale amounted to EUR 56 million after tax.

Acquisitions 2006

Banca Antonveneta

In January 2006 the Group acquired a controlling interest in Banca Antonveneta. During 2005 the Group had already increased its interest in Banca Antonveneta from 12.7% to 29.9%.  During 2006 the Group acquired 100% of the outstanding share capital of Banca Antonveneta.

Asset Management

In February 2006, BU Asset Management acquired International Asset Management Ltd. The integration of this acquisition was completed in May 2006. In June 2006, BU Asset Management increased its share in its Beijing joint venture to 49%.

Banco Real

In September 2006, the Group exercised its right to call Banca Intesa’s remaining 3.86% holding in Banco Real. The total consideration for the acquisition of the shares amounted to EUR 233 million. After the exercise of the rights ABN AMRO owned 97.5% of the shares in Banco Real.

Disposals 2006

Kereskedelmi és Hitelbank Rt

In May 2006, ABN AMRO completed the sale of its 40% participation in Kereskedelmi és Hitelbank Rt of Hungary, as announced in December 2005.

Global Futures business

In September 2006 ABN AMRO sold the Global Futures business for an amount of EUR 305 million.

Bouwfonds non-mortgage

In December 2006 the Group disposed of the property development and management activities of its Bouwfonds subsidiary. The gain on the sale of Bouwfonds amounted to EUR 338 million.

3           Net interest income

	2008	2007	2006
Interest income from:
Cash and balances at central banks	311	282	220
Financial investments available-for-sale	3,929	3,835	3,354
Financial investments held-to-maturity	105	121	188
Loans and receivables-banks	1,216	1,422	1,211
Loans and receivables-customers	16,519	17,074	14,367
Subtotal	22,080	22,734	19,340

Interest expense from:
Due to banks	4,270	4,656	3,601
Due to customers	7,508	9,114	7,217
Issued debt securities	5,156	6,521	5,946
Subordinated liabilities	703	759	846
Internal funding of the trading business	(1,340)	(2,911)	(2,493)
Subtotal	16,297	18,139	15,117
Total	5,783	4,595	4,223

The interest income accrued on impaired financial assets is EUR 30 million (2007: EUR 50 million).

4           Net fee and commission income

	2008	2007	2006
Fee and commission income
Securities brokerage fees	876	1,399	1,671
Payment and transaction services fees	836	764	689
Asset management and trust fees	359	495	426
Fees generated on financing arrangements	130	278	163
Advisory fees	321	578	464
Other fees and commissions	546	667	634
Subtotal	3,068	4,181	4,047

Fee and commission expense
Securities brokerage expense	103	83	321
Other fee and commission expense	336	246	85
Subtotal	439	329	406
Total	2,629	3,852	3,641

5           Net trading income

	2008	2007	2006
Interest instruments and credit trading	(9,276)	(1,531)	740
Foreign exchange trading	915	1,152	859
Equity and commodity trading	(1,017)	1,438	1,042
Other	54	60	(14)
Total	(9,324)	1,119	2,627

ABN AMRO recorded a gain of EUR 75 million (2007: EUR 98 million) in net trading income from changes in fair value of derivatives and other liabilities in the trading book attributable to changes in ABN AMRO’s own credit risk.

6           Results from financial transactions

	2008	2007	2006
Net result on the sale of available-for-sale debt securities	(1,453)	157	437
Net result on the sale of loans and advances	(428)	(23)	-
Impairment of available-for-sale debt securities	(333)	-	-
Net result on available-for-sale equity investments	(67)	35	69
Fair value changes in own credit risk	490	251	-
Dividends on available-for-sale equity investments	54	9	26
Net result on other equity investments	(1,185)	669	435
Fair value changes of credit default swaps	1,330	116	(280)
Other	(92)	(80)	80
Total	(1,684)	1,134	767

The net result on the sale of available-for-sale debt securities includes a loss on portfolios held by a securities arbitrage conduit transferred to RBS of EUR 1.0 billion.

Results from financial transactions decreased, mainly due to lower results from the Private Equity portfolio (EUR 0.8 billion) and lower results from our shareholding in Unicredit (EUR 0.8 billion) that were driven by stock price developments prior to its disposal in 2008.

The net result on the sale of loans and advances represents the loss incurred on the sale of the Group’s structured real estate loan portfolio to RBS. The net loss on financial assets and liabilities designated at fair value amounts to EUR 1.3 billion (2007: net profit EUR 0.4 billion).

7           Other operating income

	2008	2007	2006
Insurance activities	45	36	45
Leasing activities	78	82	61
Disposal of operating activities and equity accounted investments	(6)	894	453
Other	189	227	314
Total	306	1,239	873

The results from the disposal of operating activities and equity accounted investments for 2007 includes a gain on the sale of the Capitalia shares, of EUR 624 million, which were settled in Unicredit shares and the gain on sale of ABN AMRO Mellon of EUR 139 million, Interbank/DMC of EUR 56 million, the private clients operations in Miami and Montevideo of EUR 77 million.

Income from insurance activities can be analysed as follows:

	2008	2007	2006
Premium income	618	799	1,026
Investment income	(74)	161	217
Provision for insured risk	(499)	(924)	(1,198)
Total	45	36	45

8           Personnel expenses

	2008	2007	2006
Salaries (including bonuses and allowances)	3,486	4,676	4,278
Social security expenses	353	447	388
Pension and post-retirement healthcare costs	294	330	312
Share-based payment expenses	(16)	296	71
Temporary staff costs	248	260	282
Termination and restructuring related costs	469	65	171
Other employee costs	402	289	98
Total	5,236	6,363	5,600

Average number of employees (fte):
Banking activities Netherlands	24,044	26,041	25,762
Banking activities foreign countries	33,934	31,949	27,273
Consolidated private equity holdings	11,769	19,621	29,945
Total	69,747	77,611	82,980

9           General and administrative expenses

	2008	2007	2006
Professional fees	1,025	1,113	976
Information, communication and technology expenses	1,071	1,240	1,336
Property costs	507	491	475
Expenses of consolidated private equity holdings	136	332	466
Other general and administrative expenses	1,331	1,645	1,341
Total	4,070	4,821	4,594

10          Depreciation and amortisation

	2008	2007	2006
Property depreciation	111	117	128
Equipment depreciation	274	339	385
Software amortisation	307	328	289
Amortisation of other intangible assets (note 21)	11	23	4
Impairment losses on goodwill (1)	163	11	1
Impairment losses on property and equipment (note 20)	22	35	17
Impairment losses on software (note 21)	157	4	–
Total	1,045	857	824

(1)	Includes EUR 72 million impairment losses on Private Equity goodwill and EUR 91 million impairment losses on other consolidated companies (see Note 21).

11          Tax

Recognised in the income statement

	2008	2007	2006
Current tax expense
Current year	684	1,306	1,453
Under/(over) provided in prior years	28	97	(96)
Subtotal	712	1,403	1,357
Deferred tax (benefit)/expense
Origination and reversal of timing differences	(3,024)	(930)	(331)
Reduction in tax rate	46	55	3
Subtotal	(2,978)	(875)	(328)
Total	(2,266)	528	1,029

Continuing operations	(2,580)	(458)	213
Discontinued operations	314	930	827
Taxation on disposal	-	56	(11)
Total	(2,266)	528	1,029

Reconciliation of the total tax charge

Total tax charge continuing operations

The effective tax rate on the Group’s result before tax differs from the theoretical amount that would arise using the statutory tax rate of the Netherlands. This difference can be explained as follows:

	2008	2007	2006
Dutch tax rate	25.5%	25.5%	29.6%
Current tax charge/(credit) at current rate on ordinary activities	(3,946)	126	669

Tax exempt income relating to private equity	52	(90)	10
Tax exempt profit on sales	(2)	(30)	(46)
Other tax exempt income	(93)	(179)	(72)
Total tax exempt income effect	(43)	(299)	(108)

Tax related to adjustments to prior years’ tax calculations	28	97	(96)
Effect of deferred tax assets not recognised	1,403	47	10
Effect of changes in tax legislation	9	26	(97)
Effect of changes in tax rates	46	55	3
Amount of benefit from a previously unrecognised tax loss, tax credit or temporary difference of a prior period used to reduce current tax expense	(32)	(65)	–
Amount of benefit from a previously unrecognised tax loss, tax credit or temporary difference of a prior period used to reduce deferred tax expense	(1)	(93)	(1)
Other movements	(44)	(352)	(167)
Total	(2,580)	(458)	213

The effect of deferred tax assets not recognised mainly relates to unrecognised tax losses available for carry-forward (refer to note 28).

Total tax charge discontinued operations

	2008	2007	2006
Dutch tax rate %	25.5	25.5	29.6
Current tax charge at current rate on ordinary activities	4,284	2,574	1,053
Total tax exempt income effect	(4,099)	(1,865)	(97)
Other movements	129	221	(129)
Total	314	930	827

Recognised directly in equity
(Benefits)/charges	2008	2007	2006
Relating to currency translation	8	(81)	114
Relating to cash flow hedges	(284)	(158)	(223)
Relating to available-for-sale assets	(358)	389	190
Total	(634)	150	81

12          Fees to independent auditors

Following is a summary of the fees to our independent auditors for the years ended 31 December 2008, 2007 and 2006.

	2008	2007	2006
Audit fees	30.0	45.2	44.8
Audit-related fees	1.2	13.2	6.0
Tax fees	0.6	2.5	3.7
All other fees	0.7	0.6	0.3
Total fees	32.5	61.5	54.8

ABN AMRO Holding N.V. changed auditors in 2008. The audit fee for 2007 included costs relating to the audit of activities which were discontinued in 2008. Deloitte Accountants B.V. provided audit services to the amount of EUR 14.9 million. The remaining amounts relate to services provided by other Deloitte Member Firms.

Audit related fees consist mainly of accounting consultation and audits in connection with acquisitions and disposals of businesses, review of internal controls and advice on accounting control policies and procedures, attestation services not required by statute or regulation and consultation concerning financial accounting and reporting standards. Tax fees consist of tax compliance, tax advice and tax planning services and assistance and advice related to tax audits and appeals. Other fees are related to risk management and corporate finance advisory services, and other non-prescribed services.

13          Cash and balances at central banks

This item includes cash on hand and deposits with central banks in countries in which the bank has a presence.

	2008	2007
Cash on hand	670	1,470
Balances at central bank	5,184	15,280
Total	5,854	16,750

The deposits with the central banks that represent the mandatory reserve deposits and are therefore not available for use in the Bank's day-to-day operations amount to EUR 3,414 million (2007: EUR 10,560 million).

14          Financial assets and liabilities held for trading

	2008	2007
Financial assets held for trading
Dutch State	203	1,434
US Treasury and US government agencies	29	2,383
Other OECD governments	2,392	20,214
Non-OECD governments	1,598	4,196
Mortgage and other asset backed securities	9,170	16,191
Financial institutions	3,966	13,428
Non financial institutions	2,382	11,823
Other securities	1,587	3,196
Subtotal: Interest earning financial assets	21,327	72,865
Equity instruments	12,430	45,947
Derivative financial instruments	178,896	123,465
Total assets held for trading	212,653	242,277

Financial liabilities held for trading
Short positions in financial assets	5,413	35,988
Derivative financial instruments	186,674	119,488
Total liabilities held for trading	192,087	155,476

The Group has executed master netting agreements with the majority of its derivative counterparties resulting in a significant reduction in its net exposure to derivative assets.

The total asset backed securities held for trading comprises prime RMBS (EUR 4.1 billion), CDO and CLO (EUR 4.2 billion) positions. The net exposure of the CDO and CLO positions are significantly lower (EUR 0.8 billion) than the carrying amounts presented as these assets are hedged by credit default swaps purchased from monolines insurers and other counterparties. The fair value of the credit default swaps are included in the derivatives held for trading.

The net exposure to monolines included in derivative financial instruments amounts to EUR 2.2 billion (2007: EUR 1.1 billion). The exposure increased as the value of the underlying positions against which protection had been purchased has continued to deteriorate which lead to an increase of the CDS gross fair value.

EUR 509 million of convertible bonds were reclassified from the trading portfolio to available-for-sale due to market illiquidity. Since reclassification losses of EUR 38 million have been recorded in the available-for-sale reserve.

The increase in derivative balances is partly explained by transactions with RBS. For further information refer to note 46.

Trading portfolio derivative financial instruments

		2008			2007
		Notional amounts	Fair values		Notional amounts	Fair values
			Assets	Liabilities		Assets	Liabilities
Interest rate derivatives
OTC	Swaps	2,643,789	70,922	68,508	6,143,903	61,053	59,725
	Forwards	643,275	930	1,208	315,236	94	108
	Options (purchased)	165,738	12,890	-	288,756	4,922	–
	Options (sold)	146,059	-	18,365	313,688	–	5,906
Exchange	Futures	9,292	321	199	208,083	54	51
	Options (purchased)	-	-	-	398	–	–
	Options (sold)	-	-	-	337	–	–
	Subtotal	3,608,153	85,063	88,280	7,270,401	66,123	65,790

Currency derivatives
OTC	Swaps	439,902	20,122	17,986	680,512	18,325	16,271
	Forwards	442,946	14,567	17,123	731,609	9,341	8,652
	Options (purchased)	61,709	8,360	-	61,117	2,773	–
	Options (sold)	72,733	-	8,951	73,134	–	3,648
Exchange	Futures	-	-	-	6,512	233	29
	Options (sold/purchased)	317	55	48	2,131	15	8
	Subtotal	1,017,607	43,104	44,108	1,555,015	30,687	28,608

Credit derivatives
OTC	Swaps	509,322	41,246	42,585	1,604,766	17,216	15,542

Other
OTC	Equity, commodity and other	16,172	2,889	2,094	115,340	1,862	1,530
	Equity options (purchased)	21,359	5,702	-	30,958	5,568	–
	Equity options (sold)	21,237	-	7,774	27,699	–	989
Exchange	Equity, commodity and other	14,509	537	1,379	14,617	151	48
	Equity options (purchased)	25,638	355	-	19,670	1,858	2,982
	Equity options (sold)	26,538	-	454	26,407	–	3,999
	Subtotal	125,453	9,483	11,701	234,691	9,439	9,548
Total		5,260,535	178,896	186,674	10,664,873	123,465	119,488

15          Financial investments

	2008	2007
Interest-earning securities: available-for-sale
Dutch State	3,866	1,844
US Treasury and US Government	5,204	2,202
Other OECD governments	23,552	31,505
Non-OECD governments	4,152	8,316
Mortgage and other asset backed securities	22,572	30,528
Financial institutions	3,942	12,539
Non financial institutions	2,058	1,073
Other interest-earning securities	218	2,442
Subtotal	65,564	90,449

Interest-earning securities: held-to-maturity
Dutch State	-	1,275
Other OECD governments	-	1,128
Other interest-earning securities	-	231
Subtotal	-	2,634
Total	65,564	93,083

Equity instruments
Available-for-sale	837	1,013
Designated at fair value through income	660	2,339
Subtotal	1,497	3,352
Total	67,061	96,435

The total book value of financial investments has decreased in part as a result of a transfer of assets in a securities arbitrage conduit to RBS (EUR 6.7 billion), due to the sale of Banco Real and other businesses to Santander (EUR 6 billion).

The mortgage and asset backed securities of EUR 22.5 billion consists of EUR 10.9 billion European mortgage covered bonds and EUR 8 billion RMBS of mortgages guaranteed by the Dutch State. Furthermore EUR 3 billion European covered bonds are included in this position. At 31 December 2008 these were primarily AAA rated. The majority of the positions are held as part of the asset and liability management activities of the bank.

16          Loans and receivables – banks

This item is comprised of amounts due from or deposited with banking institutions.

	2008	2007
Current accounts	4,254	9,295
Time deposits placed	11,012	9,286
Professional securities transactions	39,453	150,338
Loans	20,893	6,779
Subtotal	75,612	175,698
Allowances for impairment (see note 18)	(46)	(2)
Total	75,566	175,696

17          Loans and receivables – customers

This item is comprised of amounts receivable from non-bank customers.

	2008	2007
Public sector	8,786	5,739
Commercial	138,484	144,613
Consumer	109,298	123,253
Professional securities transactions	13,193	98,270
Multi-seller conduits	5,264	29,457
Subtotal	275,025	401,332
Allowances for impairment (see note 18)	(4,518)	(3,001)
Total	270,507	398,331

During 2008 the majority of ABN AMRO's multi-seller conduits and the related issuance and sponsorship role have been transferred to RBS.

The decrease in the customer loans and receivables includes the impact from the sale of Banco Real and other businesses to Santander of EUR 28.3 billion.

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

After making an assessment, Financial Restructuring and Recovery determines the amount, if any, of the specific allowances that should be made, after taking into account the value of collateral. Specific allowances are partly or fully released when the debt is repaid or expected future cash flows improve due to positive changes in economic or financial circumstances.

Loan provisioning-consumer loan products

The bank offers a wide range of consumer loan products and programs such as personal loans, home mortgages, credit cards and home improvement loans. Provisioning for these products is carried out on a portfolio basis with a provision for each product being determined by the portfolio’s size and loss experience.

Our consumer loan portfolio policy states that, in general, when interest or principal on a consumer loan is 90 days past due (180 days past due, if mortgages), such loans are classified as non-performing and as a result the loans are considered impaired.

Allowances against a given portfolio may be released where there is improvement in the quality of the portfolio. For consumer loans, our write-off rules are determined on days past due and vary by type of product and legal jurisdiction.

Allowance for incurred but not identified losses

In addition to impairment allowances calculated on a specific or portfolio basis, the Group also maintains an allowance to cover undetected impairments existing within loans due to delays in obtaining information that would indicate that losses exist at the balance sheet date. This process includes an estimate by management to reflect current market conditions.

Allowances

	Banks	Commercial	Consumer	Total
2008
Balance at 1 January	2	1,774	1,227	3,003
Reclassification related to businesses held for sale/discontinued operations	-	(351)	(711)	(1,062)
Subtotal	2	1,423	516	1,941
New impairment allowances	46	2,951	584	3,581
Reversal of impairment allowances no longer required	-	(141)	(10)	(151)
Recoveries of amounts previously written off	-	(32)	(11)	(43)
Total loan impairment and other credit risk provisions	46	2,778	563	3,387

Amount recorded in interest income from unwinding of discounting	-	(24)	-	(24)
Currency translation differences	-	4	9	13
Amounts written off (net)	(2)	(605)	(207)	(814)
Effect of (de)consolidating entities	-	12	(19)	(7)
Disposals of businesses	-	-	-	-
Reserve for unearned interest accrued on impaired loans	-	66	1	67
Balance at 31 December	46	3,654	863	4,563

The new impairment allowances of EUR 2,951 million include EUR 1,154 million in relation to the company exposure to LyondellBasell Industries.

	Banks	Commercial	Consumer	Total
2007
Balance at 1 January	5	2,344	1,302	3,651
Reclassification related to businesses held for sale/discontinued operations	–	(547)	(172)	(719)
Subtotal	5	1,797	1,130	2,932
New impairment allowances	–	520	766	1,286
Reversal of impairment allowances no longer required	–	(186)	(39)	(225)
Recoveries of amounts previously written off	–	(331)	(13)	(344)
Total loan impairment and other credit risk provisions	–	3	714	717

Amount recorded in interest income from unwinding of discounting	–	(11)	–	(11)
Currency translation differences	–	(16)	30	14
Amounts written off (net)	(3)	(144)	(1,456)	(1,603)
Disposals of businesses	–	80	827	907
Reserve for unearned interest accrued on impaired loans	–	65	(18)	47
Balance at 31 December	2	1,774	1,227	3,003

The reconciliation of the allowance for impairment losses for loans and receivables:

Impairment

	Banks	Commercial	Consumer				Total
			Mortgages	Personal loans	Credit cards	Other consumer
2008
Individual impairment	46	3,026	3	22	27	39	3,163
Collective impairment	-	628	105	132	27	508	1,400
Balance at 31 December	46	3,654	108	154	54	547	4,563

Carrying amount of loans, individually determined to be impaired, before deducting any individually assessed impairment allowance	48	4,772	468	321	53	359	6,021

	Banks	Commercial	Consumer				Total
			Mortgages	Personal loans	Credit cards	Other consumer
2007
Individual impairment	2	1,188	32	6	4	40	1,272
Collective impairment	–	586	68	772	54	251	1,731

Balance at 31 December	2	1,774	100	778	58	291	3,003

Carrying amount of loans, individually determined to be impaired, before deducting any individually assessed impairment allowance	2	2,448	136	7	5	100	2,698

19          Equity accounted investments

	2008	2007
Banking institutions	658	604
Other investments	138	267
Total	796	871

Balance at 1 January	871	1,527
Reclassification related to businesses held for sale/discontinued operations	(51)	(40)
Subtotal	820	1,487
Movements:
Purchases	3	196
Sales/reclassifications	(19)	(929)
Share of results in equity accounted investments	106	223
Share of results in discontinued operations	-	48
Dividends received from equity accounted investments	(33)	(81)
Currency translation differences	1	(37)
Other	(82)	(36)
Balance at 31 December	796	871

Other includes net gains/losses not recognised in the income statement recorded by the equity accounted investees.

The principal equity accounted investments of the Group on an aggregated basis (not adjusted for the Group’s proportionate interest) have the following balance sheet and income statement totals:

	2008	2007
Total assets	19,035	17,410
Total liabilities	15,761	13,758
Operating income	1,039	2,564
Operating results after tax	338	563

Saudi Hollandi Bank is a quoted entity and the fair value of the Group's holding (40%) based on the share price as at the year end amounts to EUR 808 million.

The majority of the Group’s equity accounted investments are regulated entities and therefore their ability to transfer funds to the Group is subject to regulatory approvals.

20          Property and equipment

The book value of property and equipment in 2008 and 2007 changed as follows:

	Property
	Used in operations	Other	Equipment	Total
Balance at 1 January 2008	1,802	68	877	2,747
Reclassification related to businesses held for sale/discontinued operations	(304)	(40)	(168)	(512)
	1,498	28	709	2,235
Movements:
Acquired in business combinations	4	-	36	40
Divestment of businesses	(6)	-	-	(6)
Additions	74	6	252	332
Disposals	(13)	(22)	(74)	(109)
Impairment losses	(21)	-	(1)	(22)
Depreciation	(109)	(2)	(274)	(385)
Currency translation differences	(16)	-	(16)	(32)
Other	(34)	7	9	(18)
Balance at 31 December 2008	1,377	17	641	2,035

Representing:
Cost	2,457	28	2,146	4,631
Cumulative impairment	(31)	-	(4)	(35)
Cumulative depreciation	(1,049)	(11)	(1,501)	(2,561)
	Property
	Used in operations	Other	Equipment	Total
Balance at 1 January 2007	4,263	247	1,760	6,270
Reclassification related to businesses held for sale/discontinued operations	(2,421)	(195)	(862)	(3,478)
	1,842	52	898	2,792
Movements:
Acquired in business combinations	25	4	7	36
Additions	162	71	458	691
Disposals	(87)	(52)	(43)	(182)
Impairment losses	–	–	(35)	(35)
Impairment losses discontinued operations	(2)	–	–	(2)
Depreciation	(114)	(3)	(339)	(456)
Depreciation discontinued operations	(40)	–	(48)	(88)
Currency translation differences	14	3	–	17
Other	2	(7)	(21)	(26)
Balance at 31 December 2007	1,802	68	877	2,747

Representing:
Cost	3,007	83	2,520	5,610
Cumulative impairment	(20)	(12)	(3)	(35)
Cumulative depreciation	(1,185)	(3)	(1,640)	(2,828)

As lessor

The Group leases out various assets, included in ‘Other’, under operating leases. Non-cancellable operating lease rentals are as follows:

	2008	2007
Less than one year	23	48
Between one and five years	181	175
More than five years	87	95
Total	291	318

During the year ended 31 December 2008, EUR 77 million (2007: EUR 80 million) was recognised as rental income in the income statement and EUR 61 million (2007: EUR 63 million) in respect of directly related expenses.

21          Goodwill and other intangible assets

	2008	2007
Goodwill	301	474
Software	583	904
Other intangibles	40	46
Total	924	1,424

The book value of goodwill and other intangibles changed as follows:

	Goodwill	Software	Other intangibles	Total
Balance at 1 January 2008	474	904	46	1,424
Reclassification related to businesses held for sale/discontinued operations	(69)	(79)	-	(148)
	405	825	46	1,276
Movements:
Acquired in business combinations	6	-	5	11
Divestment of businesses	-	(11)	-	(11)
Additions	1	250	5	256
Disposals	-	(3)	(2)	(5)
Impairment losses	(91)	(157)	-	(248)
Amortisation	-	(307)	(11)	(318)
Currency translation differences	(20)	(25)	(3)	(48)
Other	-	11	-	11
Balance at 31 December 2008	301	583	40	924

Representing:
Cost	392	2,125	48	2,565
Cumulative impairment	(91)	(200)	-	(291)
Cumulative amortisation	-	(1,342)	(8)	(1,350)

	Goodwill	Software	Other intangibles	Total
Balance at 1 January 2007	7,150	959	1,298	9,407
Reclassification related to businesses held for sale/discontinued operations	(7,030)	(156)	(1,262)	(8,448)
	120	803	36	959
Movements:
Acquired in business combinations	361	3	33	397
Additions	–	481	–	481
Impairment losses	(11)	(4)	–	(15)
Impairment losses discontinued operations	–	(10)	–	(10)
Amortisation	–	(328)	(23)	(351)
Amortisation discontinued operations	–	(30)	–	(30)
Currency translation differences	(7)	(5)	(1)	(13)
Other	11	(6)	1	6
Balance at 31 December 2007	474	904	46	1,424

Representing:
Cost	476	2,055	50	2,581
Cumulative impairment	(2)	(3)	–	(5)
Cumulative amortisation	–	(1,148)	(4)	(1,152)

Impairment testing

Goodwill has been allocated for impairment testing purposes to individual cash generating units. At 31 December 2008 goodwill is allocated across multiple cash generating units whose recoverable amounts are assessed independently of one another. The recoverable amount has been determined based on a value in use basis, calculated using a discounted cash flow model. Factors such as existing business plans and targeted synergies are included in this approach.

Cash generating units with significant goodwill balances were as follows:

Segment	Entity	Basis of recoverable amount	Discount rate	Long term growth rate	Impairment loss	Goodwill
						2008	2007
Asia	Prime Bank	Value in use	21.90%	4%	82	34	139
Asia	Taitung Business Bank Taiwan	Value in use	9.40%	3%	-	162	160
Private Clients	Delbrueck Bethmann Maffei AG	Fair value less costs to sell	n/a	n/a	-	63	63

Key assumptions impacting the recoverable amount based on the value in use methodology are the growth rates, efficiency rates and capital ratios. The values assigned to each key assumption reflect past experience that was modified based on management’s expectation for the future and are consistent with external sources of information.

Management has projected relevant cash flows over a 5 year period. Beyond this time frame a terminal value has been extrapolated based on the terminal growth and discount rates as indicated in the table above.

Fair value less costs to sell was based upon market conform multiples for different classes of assets under current management at Delbrueck Bethmann Maffei AG. The recoverable amount of this cash generating unit exceeds its carrying value by EUR 17 million. Securities are the largest class of assets under management at the cash generating unit and the respective expected multiple for these assets would need to fall by 0.5 percentage point to cause the recoverable amount fall below the carrying value.

The main events that led to the recognition of the impairment losses were driven by lower forecasted growth rates, higher equity market risk premiums and elevated risk free rates in Pakistan, the country of operations of Prime Bank.

Impairment of software was caused mainly by the migration of various platforms to the RBS environment due to restructuring activities, as well as changes in the planned software roll-out schedule.

22          Other assets

	2008	2007
Non-trading derivative assets	6,222	2,464
Unit-linked investments held for policy holder accounts	3,898	4,609
Pension assets	71	15
Sundry assets and other receivables	7,536	5,681
Total	17,727	12,769

Unit-linked investments held for policy holders are designated at fair value through the profit and loss.
Sundry assets and other receivables include increased deposits placed with clearing houses and exchanges.

23          Due to banks

This item is comprised of amounts due to banking institutions, including central banks and multilateral development banks.

	2008	2007
Professional securities transactions	26,650	123,537
Current accounts	24,909	19,058
Time deposits	42,423	94,075
Other	638	2,664
Total	94,620	239,334

24          Due to customers

This item is comprised of amounts due to non-banking customers.

	2008	2007
Consumer current accounts	17,706	20,343
Commercial current accounts	60,531	62,284
Consumer savings accounts	64,429	75,311
Commercial deposit accounts	58,248	93,384
Professional securities transactions	6,053	74,556
Other	2,037	4,474
Total	209,004	330,352

25          Issued debt securities

	2008		2007
	Effective rate %		Effective rate %
Bonds and notes issued	5.1	75,198	4.3	102,708
Certificates of deposit and commercial paper	3.7	30,020	5.6	43,396
Cash notes, savings certificates and bank certificates	4.6	1,222	5.0	1,533
Subtotal		106,440		147,637
Commercial paper issued by multi-seller conduits	4.3	4,856	5.5	27,358
Total		111,296		174,995

Bonds and notes are issued in the capital markets with a focus on the euro market and are denominated mostly in euros and US dollars. The commercial paper programs are issued globally with the majority issued in the United States and Europe.

Issued debt securities in (currency):

	2008	2007
EUR	64,857	81,147
USD	35,955	70,715
Other	10,484	23,133
Total	111,296	174,995

The balance above includes various structured liabilities that have been designated at fair value through income of EUR 36,856 million (2007: EUR 44,668 million).

Financial liabilities designated at fair value through income

	Structured notes
	2008	2007
Cumulative change in fair value of the structured notes attributable to changes in credit risk	715	261
Change during the year in fair value of the structured notes attributable to changes in credit risk	352	251
Difference between the contractual amount at maturity and the carrying amount	502	561

26          Provisions

	2008	2007
Insurance fund liabilities	2,461	3,652
Provisions for contributions to post-retirement healthcare	10	74
Provision for pension commitments 27	167	321
Other staff provision	374	109
Restructuring provision	186	124
Other provisions	946	2,264
Total	4,144	6,544

The other staff provisions relate in particular to occupational disability and other benefits, except early retirement benefits payable to non-active employees which are included in Provision for pension commitments. Other provisions include provision for claims and litigation. Insurance fund liabilities include the actuarial reserves, the premium and claims reserves of the Group’s insurance companies.

Insurance fund liabilities

Movements in insurance fund liabilities are as follows:

	2008	2007
Balance at 1 January	3,652	4,080
Premium carried from income statement	372	408
Claims paid	(295)	(203)
Interest	79	86
Acquisitions/disposals	(1,091)	(761)
Changes in estimates and other movements	(239)	(19)
Currency translation differences	(17)	61
Balance at 31 December	2,461	3,652

The assumptions that have the greatest effect in calculating actuarial reserves are future mortality, morbidity, persistency and levels of expenses. Mortality estimates are based on standard industry and national mortality tables, adjusted where appropriate to reflect the Group’s own experience. Other key metrics include interest (2008: 3.77%, 2007: 4.06%) unit growth (2008: 3.70%, 2007: 5.38%) and expense inflation (2008: 2.00%, 2007: 3.00%). Changes in assumptions during the year were not significant to the profit recognised. The amount and timing of claims payment is typically resolved within one year.

There are no options and guarantees relating to life insurance contracts that could in aggregate have material effect on the amount, timing and uncertainty of the Group’s future cash flows. Life insurance liabilities of EUR 2,461 million include EUR 4 million related to unit linked insurance contracts.

The Group is exposed to insurance risk, either directly through its businesses or through using insurance to reduce other risk exposures. Insurance risk is the risk of fluctuations in the timing, frequency or severity of insured events, relative to the expectations of the Group at the time of underwriting. The Group uses base tables of standard mortality appropriate to the type of contract being written and the territory in which the insured person resides.

Had changes in the relevant risk variable that were reasonably possible at the balance sheet date occurred, there would have been no material impact on Group’s profit or loss and equity.

Movements in provisions are as follows:

	Other staff provisions	Restructuring	Other Provisions
Balance at 1 January 2008	109	124	2,264
Reclassification related to businesses held for sale/discontinued operations	6	-	(1,547)
	115	124	717
Movements:
Additions	458	179	381
Utilised	(131)	(82)	(153)
Acquisitions/disposals	5	(4)	(21)
Currency translation differences	1	(2)	(4)
Released	(112)	(29)	(143)
Other	38	-	169
Balance at 31 December 2008	374	186	946

Balance at 1 January 2007	672	415	1,923
Reclassification related to businesses held for sale/discontinued operations	(425)	(60)	(243)
	247	355	1,680
Movements:
Additions	34	33	1,321
Utilised	(73)	(139)	(886)
Acquisitions/disposals	(25)	5	(87)
Currency translation differences	(1)	(5)	22
Released	(5)	(115)	(199)
Other	(68)	(10)	413
Balance at 31 December 2007	109	124	2,264

27          Pension and other post-retirement employee benefits

Members of the Group sponsor a number of pension schemes in the Netherlands and overseas. These schemes include both defined contribution and defined benefit plans. Most of the Group’s defined benefit plans provide pensions that are based on average or final salary with annual price evaluation of vested rights. In general, employees do not make contributions for basic pensions but may make voluntary contributions to secure additional benefits. The majority of the beneficiaries of the defined benefit plans are located in The Netherlands, United Kingdom and Switzerland. Plans in all countries comply with applicable local regulations concerning investments and funding levels.

Following the disposal of LaSalle Bank in 2007 and Banco Real in 2008 the Group no longer has material post-retirement benefit obligations other than pensions.

Amounts recognised in the profit and loss

Pension costs and contributions for post-retirement healthcare borne by the Group are included in personnel expenses and are shown in the following table:

	2008	2007
Current service cost	226	279
Interest cost	540	534
Expected return on plan assets	(580)	(621)
Net amortisation of net actuarial (gains)/losses	(15)	(6)
Net amortisation of past service cost	7	–
(Gain)/loss on curtailment or settlements	6	(28)
Defined benefit plans	184	158
Defined contribution plans	94	181
Healthcare contributions	2	4
Total costs	280	343

Reconciliation to balance sheet

The Group makes contributions to 33 (2007: 43) defined benefit plans that provide pension benefits for employees upon retirement. The amounts recognised in the balance sheet are as follows:

	2008	2007
Present value of funded obligations	10,002	9,651
Present value of unfunded obligations	93	91
Fair value of plan assets	(9,489)	(9,969)
Present value of net obligations/(assets)	606	(227)

Unrecognised past service cost	(1)	(6)
Unrecognised actuarial (losses)/gains	(508)	542
Net liability for defined benefit obligations	97	309

Provision for pension commitments	167	322
Pension assets	(70)	(13)
Net recognised liability for defined benefit obligations	97	309

Explanation of the assets and liabilities

Movements in defined benefit obligations are as follows:

	2008	2007
Balance at 1 January	9,742	12,301
Reclassification related to businesses held for sale/discontinued operations	-	(1,232)
	9,742	11,069
Current service cost	226	280
Interest cost	540	535
Employee contributions	3	3
Actuarial (gains)/losses	74	(1,501)
Benefits paid	(351)	(343)
Acquisitions/(disposals)	(2)	-
Recognised settlement and curtailment	(1)	(34)
Currency translation differences	(179)	(181)
Other	43	(86)
Balance at 31 December	10,095	9,742

Movements in fair value of plan assets are as follows:

	2008	2007
Balance at 1 January	9,969	11,149
Reclassification related to businesses held for sale/discontinued operations	-	(1,266)
	9,969	9,883
Expected return on plan assets	579	620
Actuarial gains/(losses)	(909)	(288)
Employers contribution	370	394
Employee contributions/refunds	3	3
Benefits paid	(333)	(327)
Acquisitions/(disposals)	(2)	-
Recognised settlement and curtailment	-	1
Currency translation differences	(191)	(180)
Other	3	(137)
Balance at 31 December	9,489	9,969

Principal actuarial assumptions

The weighted averages of the main actuarial assumptions used to determine the value of the provisions for pension obligations and the pension costs as at 31 December were as follows:

	2008	2007
Discount rate	5.4%	5.5%
Inflation rate	2.0%	2.1%
Expected increment in salaries	2.6%	2.7%
Expected return on investments	4.8%	6.1%

The expected return on plan assets is weighted on the basis of the fair value of these investments. All other assumptions are weighted on the basis of the defined benefit plan obligations. In accordance with IAS 19 paragraph 78, the discount rate is determined based on the average annual yield for AA rated corporate bonds with a term of 10 years or more.

For the pension plans, the expected return on the major classes of plan assets are as follows:

	2008			2007
	Value in millions of euro	% of total fair value of scheme assets	Expected rate of return %	Value in millions of euro	% of total fair value of scheme assets	Expected rate of return %
Plan asset category
Equity securities	1,210	12.8%	7.6%	4,774	47.9%	7.9%
Issued debt securities	7.609	80.2%	4.3%	4,918	49.3%	4.7%
Real estate	350	3.6%	6.3%	38	0.4%	6.0%
Other	320	3.4%	4.9%	239	2.4%	4.8%
Total	9,489			9,969

For both 2008 and 2007, the schemes have not held investments in ordinary shares, debt issued, property occupied or other assets issued by the Group.

Forecast of pension benefits payments

2009	330
2010	321
2011	312
2012	318
2013	333
Years after 2013	1,866

The Group’s expected contribution to be paid to defined pension schemes in 2009 amounts to EUR 423 million (2008: EUR 336 million).

Actuarial gains and losses

The actuarial gains and losses arising on plan liabilities and plan assets (pension plans only) are as follows:

	2008	2007	2006	2005	2004
Present value of obligations	(10,095)	(9,742)	(12,301)	(12,403)	(10,715)
Fair value of plan assets	9,489	9,969	11,149	10,212	8,754
Net surplus/ (deficit) in the plans	(606)	227	(1,152)	(2,191)	(1,961)

Actuarial (losses)/gains
- arising on benefit obligation	(74)	1,501	518	(925)	(962)
- arising on benefit obligation (in % of plan liabilities)	(0.7)	15.4	4.2	(7.5)	(9.0)

Actuarial (losses)/gains
- arising on plan assets	(909)	(288)	150	399	63
- arising on plan assets (in % of plan assets)	(9.5)	(2.9)	1.3	3.9	0.7

Experience adjustments on plan liabilities	81	212	81	(925)	(962)
Experience adjustments on plan assets	(909)	(288)	150	399	63
Actual return on plan assets	(330)	332	782	984	629

Contingent liabilities

There are no contingent liabilities arising from post-employment obligations.

28           Recognised tax assets and liabilities

The components of tax balances are as follows:

	2008		2007
	Assets	Liabilities	Assets	Liabilities
Current tax	583	450	1,479	969
Deferred tax	4,517	250	3,396	1,122
Total	5,100	700	4,875	2,091

Deferred tax assets and liabilities are attributable to the following items. In the table below movements related to continued operation are shown.

	Assets		Liabilities		Recognised in Tax expense		Recognised in equity (benefits)/charges
	2008	2007	2008	2007	2008	2007	2008	2007
Property and equipment	(212)	43	10	122	(38)	187	-	–
Intangible assets including goodwill	36	236	10	–	12	(23)	-	–
Derivatives	388	29	54	73	62	(8)	(284)	33
Investment securities	477	190	95	58	29	87	(358)	66
Employee benefits	21	316	2	104	(73)	5	-	–
Servicing rights	40	1	-	–	2	–	-	–
Allowances for loan losses	124	831	27	39	17	103	-	6
Leasing	4	2	5	212	89	(42)	-	(1)
Tax credits	23	18	-	–	23	3	-	–
Other	206	721	47	62	454	258	8	45
Tax value of carry-forward losses recognised	3,410	1,009	-	452	2,401	304	-	1
Total	4,517	3,396	250	1,122	2,978	874	(634)	150

Unrecognised deferred tax assets

Deferred tax assets that have not been recognised in respect of carry-forward losses amount to EUR 1,780 million (2007: EUR 695 million) where it is not probable that future taxable profits will be available to utilise these losses. The increase in the deferred tax assets not recognised in respect of carry-forward losses in 2008 relates to tax losses in the Netherlands and the United States.

Expiration of carry-forward losses

At 31 December 2008 carry-forward losses expire as follows:

2009	6
2010	4
2011	9
2012	22
2013	19
Years after 2013	2,320
No expiration	12,304
Total	14,684

Tax exposure to distributable reserves

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised is approximately EUR 3.5 billion (2007: EUR 0.6 billion). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.  In addition, if these earnings were to be distributed, no taxes would have to be paid. The estimated impact of foreign withholding tax is EUR 103 million (2007: EUR 6 million).

29           Other liabilities

	2008	2007
Non-trading derivative liabilities	7,144	1,971
Liability to unit-linked policyholders	3,898	4,609
Sundry liabilities and other payables	3,970	11,492
Total	15,012	18,072

30           Subordinated liabilities

Issued liabilities qualify as subordinated debt if claims by the holders are subordinated to all other current and future liabilities of ABN AMRO Holding N.V, ABN AMRO Bank N.V. and other Group companies, respectively.

The following table analyses the subordinated liabilities by issuer:

	2008	2007
ABN AMRO Holding N.V. preference financing shares	-	768
ABN AMRO Bank N.V.	11,195	12,616
Other Group companies	2,354	2,232
Total	13,549	15,616

The following table lists the subordinated liabilities issued by ABN AMRO Bank N.V.:

By Issuance	2008	2007
EUR 113 million 7.50% subordinated notes 2008 (redeemed January 2008)	-	111
EUR 182 million 6.00% subordinated notes 2009	176	174
EUR 182 million 6.13% subordinated notes 2009	172	178
EUR 1,150 million 4.63% subordinated notes 2009	1,148	1,150
EUR 250 million 4.70% CMS linked subordinated notes 2019	202	176
EUR 800 million 6.25% subordinated notes 2010	838	825
EUR 100 million 5.13% flip flop Bermudan callable subordinated notes 2017 (callable December 2012)	92	101
EUR 500 million floating rate Bermudan callable subordinated lower tier 2 notes 2018 (callable May 2013)	498	500
EUR 1,000 million floating rate Bermudan callable subordinated lower tier 2 notes 2016 (callable September 2011)	997	1,000
EUR 13 million zero coupon subordinated notes 2029 (callable June 2009)	8	3
EUR 82 million floating rate subordinated notes 2017	82	82
EUR 103 million floating rate subordinated lower tier 2 notes 2020	103	103
EUR 170 million floating rate sinkable subordinated notes 2041	213	248
EUR 15 million CMS linked floating rate subordinated lower tier 2 notes 2020	10	14
EUR 1,500 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable June 2010)	1,495	1,494
EUR 5 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010)	5	5
EUR 65 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010)	65	65
EUR 26 million 7.42% subordinated notes 2016	32	30
EUR 7 million 7.38% subordinated notes 2016	9	8
EUR 256 million 5.25% subordinated notes 2008 (redeemed July 2008)	-	256

By Issuance	2008	2007
EUR 13 million floating rate subordinated notes 2008 (redeemed June 2008)	-	13
EUR 1,000 million 4.310% perpetual Bermudan callable subordinated tier 1 notes (callable March 2016)	960	925
USD 12 million floating rate subordinated notes 2008 (redeemed June 2008)	-	8
USD 12 million floating rate subordinated notes 2008 (redeemed June 2008)	-	8
USD 165 million 6.14% subordinated notes 2019	158	126
USD 72 million 5.98% subordinated notes 2019	52	10
USD 500 million 4.65% subordinated notes 2018	411	328
USD 500 million floating rate Bermudan callable subordinated notes 2013 (redeemed September 2008)	-	314
USD 1,500 million floating rate Bermudan callable subordinated notes 2015 (callable March 2010)	1,036	983
USD 100 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010)	72	68
USD 36 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010)	26	24
USD 1,000 million floating rate Bermudan callable subordinated lower tier 2 notes 2017 (callable January 2012)	714	676
USD 250 million 7.75% subordinated notes 2023	179	170
USD 150 million 7.13% subordinated notes 2093	107	102
USD 250 million 7.00% subordinated notes 2008 (redeemed April 2008)	-	170
USD 68 million floating rate subordinated notes 2009 (1)	-	46
USD 12 million floating rate subordinated notes 2009 (1)	-	8
AUD 575 million 6.50% Bermudan callable subordinated lower tier 2 notes 2018 (callable May 2013)	311	331
AUD 175 million floating rate Bermudan callable subordinated lower tier 2 notes 2018 (callable May 2013)	86	104
GBP 42 million subordinated notes 2010	16	26
GBP 25 million amortising MTN subordinated lower tier 2 notes 2011	9	20
GBP 750 million 5.0% Bermudan callable perpetual subordinated upper tier 2 notes issued for an indefinite period (callable 2016)	829	982
BRL 50 million floating rate subordinated notes 2013 (1)	-	19
BRL 250 million floating rate subordinated notes 2014 (1)	-	95
BRL 885 million floating rate subordinated notes 2014 (1)	-	338
BRL 300 million floating rate subordinated notes 2014 (1)	-	114
PKR 800 million floating rate subordinated notes 2012	7	9
MYR 200 million subordinated notes 2017	42	41
TRY 60 million floating rate callable subordinated notes 2017 (callable 2012)	35	35
Total	11,195	12,616

(1)  Transferred to Banco Santander S.A. in July 2008.

The following table lists the subordinated liabilities issued by other Group companies:

By issuance:	2008	2007
USD 1,285 million 5.90% Trust Preferred V USD 200 million 6.25% Trust Preferred VI USD 1,800 6.08% Trust Preferred VII BRL 250 million floating rate subordinated notes 2013 (1)	921 143 1,290 -	844 132 1,161 95
Total	2,354	2,232

Total subordinated liabilities include EUR 3,317 million (2007: EUR 4,260 million) which qualifies as tier 1 capital for capital adequacy purposes with the Dutch Central Bank (DNB), when taking into account remaining maturities.

The maturity profile of subordinated liabilities is as follows:

	2008	2007
Within one year	1,513	700
After one and within two years	806	2,161
After two and within three years	19	810
After three and within four years	43	19
After four and within five years	4	118
After five years	11,164	11,808
Total	13,549	15,616

Some subordinated liabilities are designated at fair value through income:

	Subordinated liabilities
	2008	2007
Cumulative change in fair value of the subordinated liabilities attributable to changes in own credit risk	236	98
Change during the year in fair value of the subordinated liabilities attributable to changes in credit risk	138	98
Difference between the contractual amount at maturity and the carrying amount	-	7

The change in fair value of the designated structured notes attributable to changes in own credit risk has been calculated by reference to the change in credit spread implicit in the market value of ABN AMRO’s senior notes.

Preference financing shares (including formerly convertible preference shares)

As at 24 November 2008, 1,369,815,864 Preference financing shares with a nominal value of EUR 0.56 per share have been converted into ordinary shares at a 1:1 rate. At the same date 44,988 (formerly convertible) Preference shares with a nominal value of EUR 2.24 per share have been converted into ordinary shares at a 4:1 rate. As a result of the conversion the number of issued and fully paid shares is 3,306,843,332 (nominal value EUR 1,851,832,266) per 24 November 2008.

31           Share capital

The table below provides a breakdown of our issued and fully paid ordinary shares and treasury shares.

Ordinary shares

	Number	In millions of euros

Issued and fully paid
At 1 January 2008	1,936,847,516	1,085
Conversion of preference shares to ordinary shares	1,369,995,816	767
Balance at 31 December 2008	3,306,843,332	1,852

Issued and fully paid
At 1 January 2007	1,936,847,516	1,085
Balance at 31 December 2007	1,936,847,516	1,085

Issued and fully paid
At 1 January 2006	1,909,738,427	1,069
Exercised options and warrants	27,109,089	16
Balance at 31 December 2006	1,936,847,516	1,085

There are no issued ordinary shares that have not been fully paid. Par value per share is EUR 0.56.

Treasury shares

	Number	In millions of euros

Issued and fully paid
At 1 January 2008	92,719,820	2,640
Sold to RFS Holdings B.V.	(92,719,820)	(3,708)
Gain on sale of treasury shares	-	1,068
Balance at 31 December 2008	-	-

Issued and fully paid
At 1 January 2007	83,060,725	1,829
Used for options exercised and performance share plans	(27,649,180)	(624)
Share buy back	55,512,333	1,847
Dividends paid in shares	(18,204,058)	(412)
Balance at 31 December 2007	92,719,820	2,640

Issued and fully paid
At 1 January 2006	31,818,402	600
Used for options exercised and performance share plans	(8,454,965)	(143)
Share buy back	95,899,360	2,204
Dividends paid in shares	(36,202,072)	(832)
Balance at 31 December 2006	83,060,725	1,829

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

	2008		2007
	Banks	Customers	Banks	Customers
Assets
Cash advanced under securities borrowing	739	4,408	5,058	46,540
Reverse repurchase agreements	32,716	7,236	142,368	39,313
Unsettled securities transactions	5,998	1,549	2,912	12,417
Total	39,453	13,193	150,338	98,270

Liabilities
Cash received under securities lending	564	1,711	356	3,132
Repurchase agreements	24,555	2,525	119,253	60,749
Unsettled securities transactions	1,531	1,817	3,928	10,675
Total	26,650	6,053	123,537	74,556

Under reverse repurchase, securities borrowing, and other collateralised arrangements, the Group obtains securities on terms which permit it to repledge or resell the securities to others.

	2008	2007
Securities received under reverse repurchase and/or securities borrowing arrangements which can be repledged or resold	35,982	291,126
Of the above amount, the amount that has either been repledged or otherwise transferred to others in connection with the Group’s financing activities or to satisfy its commitments under short sale transactions	32,055	284,908

These transactions are conducted under terms that are usual and customary to standard securities borrowing and reverse repurchase agreements.

ABN AMRO has an obligation to return EUR 3,458 million (2007:  EUR 44,901 million) of securities borrowings.

Please refer to Note 33 for an overview of the assets pledged to secure the Group's liabilities.

33           Assets pledged as security

The Group trades in debt investments, equity investments and derivatives. These transactions are conducted under terms that are usual and customary to standard lending and stock borrowing activities. The Group has therefore financial assets pledged as security to third parties for liabilities.

Financial assets pledged to secure liabilities are as follows:

	2008	2007
Cash and balances at central banks	-	34
Financial assets held for trading	74	106
Interest earnings securities available-for-sale	400	28,306
Equity investments available-for-sale	-	2,296
Loans and receivables – banks	-	785
Loans and receivables – customers	6,794	5,576
Other assets	-	-
Total	7,268	37,103

These assets have been pledged in respect of the following liabilities and contingent liabilities:

	2008	2007
Financial liabilities held for trading	-	-
Due to banks	4,298	20,804
Issued debt securities	2,064	14,699
Total	6,362	35,503

These transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.

Please refer to Note 32 for an overview of the assets repledged by the Group to secure liabilities relating to reverse repurchase agreements and to Note 40 for an overview of assets charged as security for liabilities relating to securitisations.

34           Commitments and contingent liabilities

Credit facilities

At any time the Group has outstanding commitments to extend credit. These commitments take the form of approved but undrawn loans, overdraft revolving and underwriting facilities and credit card limits. New loan offers have a commitment period that does not extend beyond the normal underwriting and settlement period.

Guarantees and other commitments

The Group provides financial guarantees and letters of credit to guarantee the performance of customers to third parties. These transactions have fixed limits and generally extend for periods of up to five years. Expirations are not concentrated in any particular period. The Group also provides guarantees by acting as a settlement agent in securities borrowing and lending transactions. In addition, the Group has entered into transactions to guarantee various liabilities in respect to insurance related regulatory reserve financing transactions.

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

Aside from the items stated above, non-quantified guarantees have been given for the ABN AMRO’s securities custody operations, for interbank bodies and institutions and for participating interests. Collective guarantee schemes are applicable to Group companies in various countries. Furthermore, statements of liability have been issued for a number of Group companies, including ABN AMRO Bank N.V.

Our committed credit facilities, guarantees and other commitments at 31 December 2008 and 2007 are summarised below:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
2008
Committed facilities	63,436	14,231	27,336	17,616	4,253
Guarantees and other commitments:
Guarantees granted	37,509	22,377	5,890	2,021	7,221
Irrevocable letters of credit	4,515	4,280	217	6	12
Recourse risks arising from discounted bills	124	124	-	-	-

2007
Committed facilities	104,137	42,916	16,672	28,527	16,022
Guarantees and other commitments:
Guarantees granted	49,337	31,381	5,030	1,841	11,085
Irrevocable letters of credit	5,797	5,412	172	48	165
Recourse risks arising from discounted bills	6	6	–	–	–

Leasing

The Group is lessee under finance and operating leases, providing asset financing for its customers and leasing assets for its own use. In addition, assets leased by the Group may be sublet to other parties. An analysis of the impact of these transactions on the Group balance sheet and income statement is as follows:

Operating lease commitments

The Group leases various offices, branches and other premises under non-cancellable operating lease arrangements. The leases have various terms, escalation and renewal rights. There are no contingent rents payables. The Group also leases equipment under non-cancellable lease arrangements.

Where the Group is the lessee the future minimum lease payment under non-cancellable operating leases are as follows:

	Property
	2008	2007
Not more than one year	165	363
Over one year but not more than five years	337	606
More than five years	254	442
Total	756	1,411

Transactions involving the legal form of a lease

The Group has entered into IT outsourcing arrangements that involve leases in form but not in substance. The life of the arrangement is for 5 years through 2010, where total amount of underlying assets is EUR 130 million.

Contractual and contingent obligations

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
2008
Issued debt securities	111,296	44,944	21,044	21,044	24,264
Subordinated liabilities	13,549	1,513	806	66	11,164
Purchase obligations	44	44	-	-	-
Other obligations	495,711	477,317	5,863	5,864	6,667

2007
Issued debt securities	174,995	91,685	28,726	31,251	23,333
Subordinated liabilities	15,616	700	2,971	137	11,808
Purchase obligations	127	116	11	–	–
Other obligations	725,162	695,006	11,639	4,865	13,652

Other contingencies

ABN AMRO is involved in a number of legal proceedings in the ordinary course of our business in a number of jurisdictions. In presenting our consolidated financial statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters, and takes a charge to income when losses with respect to such matters are probable. Charges, other than those taken periodically for costs of defence, are not established for matters when losses cannot be reasonably estimated.

On the basis of information currently available, and having taken legal counsel with legal advisors, the Group is of the opinion that the outcome of these proceedings is unlikely to have a material adverse effect on the consolidated financial position and the consolidated profit of the Group.

35           Cash flow statement

The following table analyses the determination of cash and cash equivalents at 31 December:

	2008	20071	20061
Cash and balances at central banks	5,854	12,469	7,151
Loans and receivables-banks	4,237	9,165	7,314
Due to banks	(23,588)	(14,376)	(12,726)
Cash and cash equivalents from continued operations	(13,497)	7,258	1,739

Loans and receivables-banks	8	43	203
Cash and cash equivalents from businesses held for sale	8	43	203

Cash and balances at central banks	37	4,707	5,166
Loans and receivables-banks	6	788	1,947
Due to banks	(1)	(44)	(4,183)
Cash and cash equivalents from discontinued operations	42	5,451	2,930
Total	(13,447)	12,752	4,872

The following table states the interest, taxes and dividend amounts included in the cash flow from operating activities:

	2008	20071	20061
Interest received	31,067	34,304	30,606
Interest paid	20,092	24,960	21,750
Taxation paid	790	1,544	1,286
Dividends received	121	155	165

The following table analyses movements in operating assets and liabilities:

	2008	20071	20061
Movement in operating assets:
Financial assets held for trading	27,065	(37,865)	(2,670)
Loans and receivables	170,870	(87,918)	(81,767)
Net (increase)/decrease in accrued income and prepaid expenses	4,015	(4,121)	(2,292)
Net (increase)/decrease in other assets	(2,993)	(3,544)	9,316
Total movement in operating assets	199,957	(133,448)	(77,413)

Movement in operating liabilities:
Financial liabilities held for trading	37,222	10,559	(4,907)
Due to banks	(119,407)	82,462	19,930
Due to customers	(87,941)	27,816	46,759
Issued debt securities maturing within 1 year	(42,235)	(6,475)	13,048
Provisions	700	61	(53)
Net increase/(decrease) in accrued expense and deferred income	(1,970)	2,981	3,154
Net increase/(decrease) in other liabilities	(32,683)	(2,682)	(13,168)
Total movement in operating liabilities	(246,314)	114,722	64,763

1 Amounts have been restated to conform with current year presentation.

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

Gains/(losses) arising from fair value hedges:

	2008	2007
Gains/(Losses) on the hedged assets attributable to the fair value hedged risk	2,812	(392)
Gains/(Losses) on hedging instruments used for the hedged assets	(2,812)	381
Gains/(Losses) on the hedged liabilities attributable to the fair value hedged risk	(2,619)	491
Gains/(Losses) on hedging instruments used for the hedged liabilities	2,619	(480)
Net effect fair value hedge	-	-

Cash flow hedges

Cash flow hedge accounting for Group Asset and Liability Management

ABN AMRO uses derivatives, mainly interest rate swaps, to offset identified exposures to interest rate risk in the projected balance sheet. For asset liability management purposes, assets and liabilities in a similar interest rate index cluster in a particular month are first considered as a natural offset for economic hedging. A swap transaction may be entered into to risk manage the remaining interest income sensitivity. The notional amount of a pay- or receive-floating swap is designated to hedge the re-pricing cash flow exposure of a designated portion of current and forecasted assets and current and forecasted liabilities, respectively, in the clusters described above. The swap transaction is designated for hedge accounting purposes as a hedge of a gross position of a cluster of projected assets or a cluster of projected liabilities. As a result, the swap will only hedge an identified portion of a cluster of projected assets or projected liabilities. Also the swap will only hedge the applicable floating swap rate portion of the interest re-pricing and re-investment risk of the cluster.

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

The information gathered in the Group Asset and Liability Management’s systems relates to the contractual terms and conditions, such as nominal amounts, currency, duration, interest basis, effective interest rate and interest re-pricing date. In addition other information such as estimates of prepayments, growth rate and interest scenarios is used in the interest sensitivity models of Group Asset and Liability Management. These assumptions are determined following agreed upon principles based amongst others on statistical market and client data and an economic outlook. Projected assets and liabilities are superimposed on the run-off of the currently existing positions. This information is used to create projected balance sheets that form the basis for measuring interest rate sensitivity. The new assets and liabilities and the future re-pricing of existing assets and liabilities are mapped to specific interest rate indices at the yield curve (i.e. one month, two months, three months, six months, one year, etc). In this way a new asset or liability that is for example based on a three month rate, is mapped to a specific three-month rate index. For each projected month into the future, the assets and liabilities are grouped per interest rate-index and currency. The balance sheet projection that is embedded in the Group’s interest rate risk management, not only allows the Group to estimate future interest income and perform scenario analysis, but also provides the opportunity to define the projected transactions that are eligible as hedged items in a cash flow hedge. The hedged positions are the monthly asset and liability clusters per currency and per interest rate index. These clusters are homogeneous in respect of the interest rate risk that is being hedged, because they are designed to:

•	share the interest rate risk exposure that is being hedged, and
•	be sensitive to interest rate changes proportional to the overall sensitivity to interest rate changes in the cluster.

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

The schedule of forecast principal balances on which the expected hedged cash flows are expected to impact profit or loss is as follows:

	≤ 3 months	> 3 months and ≤ 1 year	> 1 year and ≤ 5 years	> 5 years and ≤ 10 years	> 10 years	Total
At 31 December 2008
Cash inflow from hedged assets	-	7,457	4,328	3,822	2,833	18,440
Cash outflow from hedged liabilities	(10)	(8,791)	(9,331)	(4,399)	(4,733)	(27,264)
Net cash outflow	(10)	(1,334)	(5,003)	(577)	(1,900)	(8,824)

At 31 December 2007 1
Cash inflow from hedged assets	204	18,774	4,490	995	41	24,504
Cash outflow from hedged liabilities	(346)	(17,130)	(15,392)	(3,113)	(4,665)	(40,646)
Net cash inflow/(outflow)	(142)	1,644	(10,902)	(2,118)	(4,624)	(16,142)

1 Prior year comparatives have been restated to conform with current year presentation.

Net gain/(loss) on cash flow hedges transferred from equity to the income statement are as follows:

	2008	2007
Interest income	43	2
Interest expense	(42)	(89)
Other operating income	-	33
Taxation	-	16
Total	1	(38)

Hedges of net investments in foreign operations

As explained in note 38 the Group limits its exposure to investments in foreign operations by hedging its net investment in its foreign operations with forward foreign exchange contracts in the currency of the foreign operations or a closely correlated currency to mitigate foreign exchange risk.

For qualifying net investment hedges, changes in the fair value of the derivative hedging instrument are recorded in the currency translation account differences reserve within equity. There is no hedge ineffectiveness recorded relating to net investment hedges.

Overview of the fair value of hedging derivatives

	2008		2007
	Positive	Negative	Positive	Negative
Qualifying for hedge accounting
Fair value hedges
Interest
Swaps	737	2,146	1,401	671
Options and futures	-	-	31	259
Foreign currency
Swaps	1,072	1,540	85	265
Forwards	244	302	–	203

Cash flow hedges
Interest swaps	351	687	471	309
Foreign currency
Swaps	-	-	206	74
Forwards	2	14	–	–

Net investment hedge	119	40	31	14

Total	2,525	4,729	2,225	1,795

Hedges not qualifying for hedge accounting	3,697	2,414	239	176

Notional amounts

	2008	2007
Interest rate risk	95,699	125,468
Foreign currency risk	13,115	12,300
Net investment hedge	2,245	3,148

37           Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where available. Where the market for a financial instrument is not active, fair value is established using a valuation technique. Valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data.

Internal controls over fair valuation

The Group has designated controls and processes for the determination of the fair value of financial instruments. A process has been designed to ensure there are formalised review protocols for independent review and validation of fair values separate from those businesses entering into the transactions. This includes specific controls to ensure consistent pricing policies and procedures, incorporating disciplined price verification for both proprietary and counterparty risk trades.

The business entering into the transaction is responsible for the initial determination and recording of the fair value of the transaction.  There are daily controls over the profit or loss recorded by trading and treasury front office staff.

A key element of the control environment, segregated from the recording of the transaction’s valuation, is the independent price verification process. Valuations are first calculated by the business.  Such valuations may be direct prices, or may be derived using a model and variable model inputs. These valuations are reviewed, and if necessary amended, by the independent price verification process. This process involves a team independent of those trading the financial instruments performing a review of valuations in the light of available pricing evidence. Independent price verification is performed at a frequency to match the availability of independent data, and the size of the exposure.  For liquid instruments the process is performed daily. The minimum frequency of review is monthly for trading positions, and six monthly for non-trading positions. The independent price verification control includes formalised reporting and escalation of any valuation differences in breach of defined thresholds.

When models are used to value products, those models are subject to a model review process.  This process requires different levels of model documentation, testing and review, depending on the complexity of the model and the size of the Group’s exposure to the model.

Valuation techniques

The Group uses a number of methodologies to determine the fair values of financial instruments for which observable prices in active markets for identical instruments are not available. These techniques include relative value methodologies based on observable prices for similar instruments, present value approaches where future cash flows from the asset or liability are estimated and then discounted using a risk-adjusted interest rate, option pricing models such as Black-Scholes or binomial option pricing models and simulation models such as Monte-Carlo.

Values between and beyond available data points are obtained by interpolation and extrapolation. When utilising valuation techniques, the fair value can be significantly impacted by the choice of valuation model and underlying assumptions made concerning factors such as the amounts and timing of cash flows, discount rates and credit risk. The principal inputs to these valuation techniques are listed below.

•	Bond prices – quoted prices are generally available for government bonds, certain corporate securities and some mortgage-related products.
•
Credit spreads – where available, these are derived from prices of credit default swaps (CDS) or other credit based instruments, such as debt securities. For others, credit spreads are obtained from pricing services.

•	Interest rates – these are principally benchmark interest rates such as the interbank rates and quoted interest rates in the swap, bond and futures markets.
•	Foreign currency exchange rates – there are observable markets both for spot and forward contracts and futures in the world’s major currencies.
•	Equity and equity index prices – quoted prices are generally readily available for equity shares listed on the world’s major stock exchanges and for major indices on such shares.
•	Commodity prices – many commodities are actively traded in spot and forward contracts and futures on exchanges in London, New York and other commercial centres.
•
Price volatilities and correlations – volatility is a measure of the tendency of a price to change with time. Correlation measures the degree to which two or more prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Volatility is a key input in valuing options and the valuation of certain products such as derivatives with more than one underlying variable that are correlation-dependent. Volatility and correlation values are obtained from broker quotations, pricing services or derived from option prices.

•
Prepayment rates – the fair value of a financial instrument that can be prepaid by the issuer or borrower differs from that of an instrument that cannot be prepaid. In valuing prepayable instruments that are not quoted in active markets, the Group considers the value of the prepayment option.

•
Counterparty credit spreads – adjustments are made to market prices (or parameters) when the creditworthiness of the counterparty differs from that of the assumed counterparty in the market price (or parameters).

•
Recovery rates / loss given default -  these are used as an input to valuation models and reserves for asset-backed securities and other credit products as an indicator of severity of losses on default. Recovery rates are primarily sourced from market data providers or inferred from observable credit spreads.

The Group refines and modifies its valuation techniques as markets and products develop and as the pricing for individual products becomes more or less readily available.  While the Group believes its valuation techniques are appropriate and consistent with other market participants, the use of different methodologies or assumptions could result in different estimates of fair value at the balance sheet date.

In order to determine a reliable fair value, where appropriate, management applies valuation adjustments to the pricing information derived from the above sources. These adjustments reflect management’s assessment of factors that market participants would consider in setting a price, to the extent that these factors have not already been included in the information from the above sources. Furthermore, on an ongoing basis, management assesses the appropriateness of any model used. To the extent that the price provided by internal models does not represent the fair value of the instrument, for instance in highly stressed market conditions, management makes adjustments to the model valuation to calibrate to other available pricing sources. Where unobservable inputs are used, management may determine a range of possible valuations based upon differing stress scenarios to determine the sensitivity associated with the valuation. As a final step the Group considers the need for further adjustments to the modelled price to reflect how market participants would price instruments. Such adjustments include the credit quality of the counterparty and adjustments to correct model valuations for any known limitations. In addition, the Group makes adjustments to defer income for financial instruments valued at inception where the valuation of that financial instrument materially depends on one or more unobservable model inputs.

Valuation hierarchy

The Group analyses financial instruments held at fair value into the three categories as outlined below.

Level 1 financial instruments are those that are valued using unadjusted quoted prices in active markets for identical financial instruments. These financial instruments consist primarily of liquid listed equity shares, certain exchange-traded derivatives, and G10 government securities.

Level 2 financial instruments are those valued using techniques based significantly on observable market data. Instruments in this category are valued using quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or valuation techniques where all the inputs that have a significant effect on the valuation are directly or indirectly based on observable market data. Financial instruments included are other government agency securities, investment grade corporate bonds, repurchase agreements and reverse repurchase agreements, less liquid listed equities, state and municipal obligations, certain money market securities and most OTC derivatives.

Level 3 financial instruments are those valued using techniques that incorporate information other than observable market data. Instruments in this category have been valued using a valuation technique where at least one input, which could have a significant effect on the instrument’s valuation, is not based on observable market data. Financial instruments included are primarily cash instruments which trade infrequently, unlisted equity shares, super senior tranches of high grade and mezzanine CDOs, and other less liquid debt securities. Also included are certain structured issued debt securities, OTC derivatives where valuation depends upon unobservable exotic and credit derivatives including those with CDPC counterparties.

The following table presents the valuation methods used in determining the fair values of financial instruments carried at fair value 1:

	2008
	Quoted market price (Level 1)	Valuation techniques - observable market inputs (Level 2)	Valuation techniques - unobservable inputs (Level 3)	Total
Financial assets
Financial assets held-for-trading	14,091	193,458	5,104	212,653
Available-for-sale interest earning securities	4,923	60,621	20	65,564
Available-for-sale equities	192	546	99	837
Equities designated at fair value through income	5	193	462	660
Derivatives not held for trading	-	6,222	-	6,222
Unit-linked investments	-	3,899	-	3,899
Other assets	-	1,468	-	1,468
Total assets at fair value	19,211	266,407	5,685	291,303

Financial liabilities
Financial liabilities held for trading	6,587	184,194	1,306	192,088
Due to customers	-	22	-	22
Issued debt securities	-	33,133	3,723	36,856
Derivatives not held for trading	-	7,143	-	7,143
Unit-linked liabilities	-	3,898	-	3,898
Subordinated liabilities	-	722	-	722
Total liabilities at fair value	6,587	229,113	5,029	240,729

	2007
	Quoted market price (Level 1)	Valuation techniques - observable market inputs (Level 2)	Valuation techniques - unobservable inputs (Level 3)	Total
Financial assets
Financial assets held-for-trading	74,063	165,756	2,458	242,277
Available-for-sale interest earning securities	40,188	49,932	329	90,449
Available-for-sale equities	286	387	340	1,013
Equities designated at fair value through income	1,347	5	987	2,339
Derivatives held not held for trading 2	-	2,464	-	2,464
Unit-linked investments	-	4,609	-	4,609
Other assets	-	2,757	-	2,757
Total assets at fair value	115,884	225,910	4,114	345,908

Financial liabilities
Financial liabilities held for trading	28,995	124,943	1,538	155,476
Due to customers	–	42	–	42
Issued debt securities	–	39,223	5,445	44,668
Derivatives not held for trading 2	–	1,971	–	1,971
Unit-linked liabilities	–	4,609	–	4,609
Subordinated liabilities	–	726	–	726
Total liabilities at fair value	28,995	171,514	6,983	207,492

1  Financial instruments recorded in assets and liabilities of businesses held for sale are not included in this table.
2  To conform with the current year approach to classification, for 2007 non-trading derivative assets (EUR 1,396 million) and non-trading derivative liabilities (EUR 1,298 million) were reclassified from level 3 to level 2.

Financial assets held for trading included in level 1 decreased mainly due to the transfer of derivatives to RBS. Available-for-sale interest earning securities and equities decreased due to sales. Equities designated at fair value through income include mainly private equity investments and decreased due to transfers to RBS, market value declines and disposals.
The tables below present the Level 3 financial instruments carried at fair value as at the balance sheet date, the valuation basis, main assumptions and unobservable inputs used in the valuation of these instruments for which the reasonably possible alternative assumptions would have a significant impact on the fair value of the instrument.

	Valuation technique	Main assumptions	Carrying value	Reasonably possible alternative assumptions
(in millions of euros)				Increase in fair value	Decrease in fair value

Financial assets
Debt securities:			1,059	117	151
CDOs	Proprietary model,	Implied collateral valuation, default rates, housing prices and correlation
CLOs	Industry standard, simulation model simulation model	Credit spreads, recovery rates, correlation, credit spreads
Other	Proprietary model	Credit spreads

Derivatives:			4,065	629	830
Credit	Proprietary CVA model, industry option models, correlation model	Counterparty credit risk, correlation, volatility
Other	Proprietary model	Correlation, volatility
Equity shares	Private equity – valuation statements	Fund valuations	561	40	80
Balance at 31 December 2008			5,685	786	1,061

	Valuation technique	Main assumptions	Carrying value	Reasonably possible alternative assumptions
(in millions of euros)				Increase in fair value	Decrease in fair value

Financial liabilities
Derivatives			1,306	175	199
Credit	Proprietary CVA model, industry option models, correlation model	Correlation, volatility, counterparty credit risk
Other	Proprietary model	Correlation, volatility

Issued debt securities	Proprietary model	Credit spreads	3,723	151	166

Balance at 31 December 2008			5,029	326	365

For the year 2007 the potential effect of using reasonably possible assumptions as inputs to valuation models, relying on non-market observable inputs was approximately EUR 261 million using less favourable assumptions, and an increase of approximately EUR 275 million using more favourable assumptions.

The total estimated change in fair value using a valuation technique with unobservable inputs recognised in the profit and loss account for the year 2008 is a loss of EUR 662 million.

For each of the portfolio categories shown in the above table, set out below is a description of the types of products that comprise the portfolio and the valuation techniques that are applied in determining fair value, including a description of models used and inputs to those models.  Where reasonably possible alternative assumptions of unobservable inputs used in models would change the fair value of the portfolio significantly, the alternative inputs are indicated along with the impact these would have on the fair value.  Where there have been significant changes to valuation techniques during the year a discussion of the reasons for this is also included.

Financial assets held for trading in level 3, excluding derivatives, primarily comprise collateralised debt obligations (‘CDOs’), collateralised loan obligations (‘CLOs’), and certain credit and other derivatives.

Collateralised debt obligations

For super senior CDOs which have been originated by the Group no specific third-party information is available. The valuation of these super senior CDOs therefore takes into consideration outputs from a proprietary model, market data and appropriate valuation adjustments.

The Group’s proprietary model calculates the expected cash flows from the underlying mortgages using assumptions derived from publicly available data on future macroeconomic conditions (including house price appreciation and depreciation) and on defaults and delinquencies on these underlying mortgages. The model used by the Group comprises an econometric loan-level model which provides the input to an industry standard asset backed securities (‘ABS’) model, the output of which feeds a proprietary model generating expected cash flows which are discounted using a risk adjusted rate.

Due to the subjectivity of the inputs to the pricing model, alternative valuation points are constructed to benchmark the output of the model. These valuation points include determining an ABS index implied collateral valuation, which provides a market calibrated valuation data point.  A collateral net asset value methodology is also considered which uses dealer buy side marks to determine an upper bound for super senior CDO valuations. Both the ABS index implied valuation and the collateral net asset value methodology apply an assumed immediate liquidation approach.

Management, using all pricing points available, may make necessary and appropriate valuation adjustments to the pricing information derived from the proprietary model. These adjustments reflect management’s assessment of factors that market participants would consider in setting a price, to the extent that these factors have not already been included in the model and may include adjustments made for liquidity discounts.

In order to provide disclosures on the valuation of super senior CDOs using reasonably possible alternative assumptions, management has considered macroeconomic conditions, including house price appreciation and depreciation, and the effect of regional variations. The output from using these alternative assumptions has been compared with inferred pricing from other published data. The Group believes that reasonably possible alternative assumptions could reduce or increase valuations. Using these alternative assumptions would reduce or increase the fair value of level 3 super senior CDOs of EUR 670 million by EUR 107 million.

Collateralised loan obligations

To determine the fair value of CLOs purchased from third parties, management use third-party broker or lead manager quotes as the primary pricing source. These quotes are benchmarked to consensus pricing sources where they are available.

For CLOs originated and still held by the Group, the fair value is determined using a correlation model based on a Monte Carlo simulation framework. The main model inputs are credit spreads and recovery rates of the underlying assets and their correlation. A credit curve is assigned to each underlying asset based on prices, from third-party dealer quotes, and cash flow profiles, sourced from an industry standard model. Losses are calculated taking into account the attachment and detachment point of the exposure.  As the correlation inputs to this model are not observable, CLOs are deemed to be level 3.

Using reasonably possible alternative assumptions the fair value of CLOs of EUR 105 million would be EUR 2 million higher or EUR 10 million lower.

Other trading debt securities

Other level 3 trading debt securities comprise EUR 264 million of other debt securities. Where observable market prices for a particular debt security are not available, the fair value will typically be determined with reference to observable market transactions in other related products, such as similar debt securities or credit derivatives. Assumptions are made about the relationship between the individual debt security and the available benchmark data.  Where significant management judgement has been applied in identifying the most relevant related product, or in determining the relationship between the related product and the instrument itself, the valuation is shown in level 3. Using differing assumptions about this relationship would result in different fair values for these assets and liabilities. The main assumption made is that of relative creditworthiness. Using reasonably possible alternative credit assumptions, taking into account the underlying currency, tenor and rating of the debt securities within each portfolio, would reduce the fair value of other debt securities by up to EUR 34 million or increase the fair value by up to EUR 8 million.

Derivatives

Level 3 derivative assets and liabilities are comprised of credit derivatives and other derivatives.

Derivatives are priced using quoted prices for the same or similar instruments where these are available. However, certain derivatives are valued using pricing models. Inputs for these models are usually observed directly in the market, or derived from observed prices. However, it is not always possible to observe or corroborate all model inputs. Unobservable inputs used are based on estimates taking into account a range of available information including historic analysis, historic traded levels, market practice, comparison to other relevant benchmark observable data and consensus pricing data.

Credit derivatives

The Group’s credit derivatives include vanilla and bespoke portfolio tranches. The bespoke portfolio tranches are synthetic tranches referenced to a portfolio of corporate names on which the Group purchases credit protection. Where the inputs into the valuation technique used are observable in the market, bespoke tranches are considered to be level 2 assets. Where inputs are not observable, bespoke tranches are considered to be level 3 assets. All transactions executed with a CDPC counterparty are considered level 3 as the counterparty credit risk assessment is a significant component of these valuations.

Interest rate and other derivatives

Exotic equity and interest rate options provide a payout (or series of payouts) linked to the performance of one or more underlying equities or interest rates.  Exotic options do not trade in active markets with few exceptions. Consequently, the Group uses models to determine fair value. The Group uses a variety of proprietary models for valuing exotic trades.

Exotic valuation inputs include correlation between equities and interest rates.  Correlations for more liquid equity and rate pairs are valued using independently sourced consensus pricing levels. Where a consensus pricing benchmark is unavailable, these instruments are categorised as level 3.

Reasonably possible alternative assumptions

In determining the effect of reasonably possible alternative assumptions for unobservable inputs for derivatives held for trading, the Group has considered trades with CDPCs separately from all other level 3 derivatives due to the significant element of subjectivity in determining the counterparty credit risk.

The fair value of credit derivative trades with CDPCs as at 31 December 2008 was EUR 1,645 million.  The Group's credit derivative exposures to CDPCs are valued using pricing models with inputs observed directly in the market.  An adjustment is made to the model valuation as the creditworthiness of CDPC counterparties differs from that of the credit risk assumption within the valuation model. The adjustment reflects the estimated cost of hedging the counterparty risk arising from each trade.  In the absence of market observable credit spreads of CDPCs, the cost of hedging the counterparty risk is estimated from an analysis of the underlying trades and the cost of hedging expected default losses in excess of the capital available in each vehicle. A reasonably possible alternative approach would be to estimate the cost of hedging the counterparty risk from market observable credit spreads of entities considered similar to CDPCs (for example monoline insurers with similar business or similarly rated entities). These reasonably possible alternative approaches would reduce the fair value credit derivatives with CDPCs by EUR 371 million or increase the fair value by EUR 208 million.

For all other level 3 derivatives, unobservable inputs are principally comprised of correlations and volatilities.  Where a derivative valuation relies significantly on an unobservable input, the valuation is shown in level 3. It is usual for such derivative valuations to depend on several observable, and one or few unobservable model inputs. In determining reasonably possible alternative assumptions, the relative impact of unobservable inputs as compared to those which may be observed was considered.

Using reasonably possible alternative assumptions the fair value of all level 3 derivative assets (excluding CDPCs) of EUR 2,420 million would be reduced by up to EUR 459 million or increased by up to EUR 421 million.  Using reasonably possible alternative assumptions, the fair value of all other level 3 derivatives liabilities of EUR 1,306 million would be reduced by up to EUR 199 million or increased by up to EUR 175 million.

Equities designated at fair value through income

Equities designated at fair value through income classified as level 3 include mainly private equity investments.  In general private equity investments cannot be valued directly from quoted market prices or by using valuation techniques supported by observable market prices or other market data.  The fair value is determined using a valuation technique applied in accordance with the European Private Equity and Venture Capitalist Association guidelines (EVCA).

Issued debt securities

Issued debt securities classified as level 3 are valued using independent quotes from market participants for the debt issuance spreads above average interbank rates (at a range of tenors) which the market would demand when purchasing new senior or sub-debt issuances from the Group.  Where necessary, these quotes are interpolated using a curve shape derived from CDS prices.

Using reasonably possible alternate assumptions would reduce the fair value of issued debt securities included in level 3 by up to EUR 166 million or increase the fair value by up to EUR 151 million.

Day one profits

Where model inputs are considered unobservable and have more than an insignificant impact on the valuation, any gains on initial recognition are deferred on the balance sheet, as a Day 1 profit and loss reserve, and amortised over the life of the instruments. The table below shows the movement in the reserve:

	2008	2007
Unamortised balance at 1 January	191	310
Deferral of profit on new transactions	107	170
Recognised in the income statement during the period:
Subsequent to observability	(3)	(73)
Amortisation	(58)	(94)
Maturity or termination	(83)	(114)
Exchange differences	(30)	(8)
Unamortised balance at 31 December	124	191

Own credit

In certain circumstances the Group designates own debt at fair value through profit and loss. Designation is performed either to eliminate an accounting mismatch, for example, where the debt funds trading positions, or because the debt is managed and assessed on a fair value basis. When valuing financial liabilities recorded at fair value, IFRS requires that an entity take into account the impact of its own credit standing, which, in aggregate, could have a significant impact on the valuation of the liabilities. The categories of financial liabilities on which own credit spread adjustments are made include issued debt securities, subordinated liabilities, and derivatives. An own credit adjustment is applied to positions where it is believed that counterparties will consider the Group’s creditworthiness when pricing trades.

The Group’s trading systems discount future cash outflows for liabilities measured at fair value at interbank offer rates. The adjustment for the Group’s own credit spread represents the difference between the interbank offer rate and the rate which includes the Group’s own market-perceived risk of default. In general, the Group anticipates that gains and losses arising from changes in the Group’s own credit spread will reverse over the life of the instrument unless repurchased.

For issued debt securities, this adjustment is based on independent quotes from market participants for the debt issuance spreads above average interbank rates (at a range of tenors) which the market would demand when purchasing new senior or sub-debt issuances from the Group.  Where necessary, these quotes are interpolated using a curve shape derived from CDS prices. For subordinated liabilities the own credit adjustment is based on the estimated fair values of ABN AMRO’s senior notes which are observable.

The Group also considers the impact of own credit spreads when valuing derivative liabilities. In general, the impact is significant only for derivative liabilities that are not collateralised. In these circumstances, the own credit spread is calculated using credit spreads implied by CDSs.

The table below shows the own credit spread adjustments on liabilities recorded in the income statement during the year and for 2007.

	Subordinated liabilities	Issued debt securities	Subtotal	Derivatives	Total 2008	Total 2007
Cumulative at 1 January	98	261	359	-	359	10
Effect of changes to credit spreads	138	352	490	75	565	349
Foreign exchange effect	-	102	102	-	102	-
At 31 December 2008	236	715	951	75	1,026	359

Financial assets and liabilities not carried at fair value

The following methods and significant assumptions have been applied to estimate the fair values of financial instruments carried at cost:

•
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

•
The fair value of fixed rate loans and mortgages carried at amortised cost is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Changes in the specific credit quality of loans within the portfolio are not taken into account in determining fair values, as the main impact of specific credit risk is already recognised separately through the deduction of the allowances for credit losses from the carrying amounts.

•
The fair value of demand deposits and savings accounts (included in due to customers) with no specific maturity is assumed to be the amount payable on demand at the balance sheet date. The fair value of the other loans to customers and loans to banks is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans.

•
The fair value of issued debt securities is based on independent quotes from market participants for the debt issuance spreads above average interbank rates (at a range of tenors) which the market would demand when purchasing new senior or sub-debt issuances from the Group.  Where necessary, these quotes are interpolated using a curve shape derived from CDS prices.

•	The fair value of subordinated liabilities is based on the estimated fair values of ABN AMRO’s senior notes.

The following table compares the carrying amount of financial assets and liabilities recorded at amortised cost to their estimated fair values*:

	2008			2007
	Carrying amount	Fair value	Difference	Carrying amount	Fair value	Difference
Financial assets
Cash and balances at central banks	5,854	5,854	-	16,750	16,750	–
Interest earning securities HTM	-	-	-	2,634	2,599	(35)
Loans and receivables - banks	75,566	75,322	(244)	175,696	175,680	(16)
Loans and receivables - customers	270,119	267,258	(2,861)	396,762	393,574	(3,188)
Total	351,539	348,434	(3,105)	591,842	588,603	(3,239)

Financial liabilities
Due to banks	94,620	94,627	(7)	239,334	239,334	–
Due to customers	208,984	210,392	(1,408)	330,310	330,228	82
Issued debt securities	74,440	72,030	2,410	130,327	129,636	691
Subordinated liabilities	12,837	8,183	4,654	14,890	13,695	1,195
Total	390,881	385,232	5,649	714,861	712,893	1,968

* Negative amounts represent a reduction to net assets. Positive amounts represent an increase to net assets.

38           Financial risk management and use of derivatives

Financial instrument risk disclosures

This section provides details of the Group’s exposure to risk arising from financial instruments and how the Group manages those risks. In addition, this note includes a discussion on the extent to which financial instruments are used, the associated risks and the business purpose served.

The most important types of risk associated with financial instruments to which the Group is exposed are:

•	Credit risk and country event risk;
•	Liquidity risk;
•	Interest rate risk (banking book positions); and
•	Market risk (trading portfolio) including liquidity risk, currency risk, interest rate risk, equity price risk and commodity risk of the trading book.

Below is a short description of credit, liquidity, interest rate and market risk within the Group’s financial instruments portfolio and their impact on the Group’s financial position and performance as shown in the quantitative tables.

A detailed discussion of these risks is also provided in Section 3 Risk & Capital Management.

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

The Group’s primary exposure to credit risk arises through its loans, credit facilities and guarantees issued financial assets held for trading (interest earning securities and derivatives) and derivatives used for hedging.

The risk that counterparties might default on their obligations is monitored on an ongoing basis. For each transaction the Group evaluates whether collateral or a master netting agreement is required to help mitigate the credit risk.

Maximum exposure to credit risk

The amounts stated in the table represent the maximum accounting loss that would be recognised at the balance sheet date if counterparties failed completely to perform as contracted and any collateral or security proved to be of no value. Consequently, the amounts significantly exceed expected losses in the event of counterparty default.

	2008	2007
Derivative assets held for trading	178,896	123,466
Interest earning securities	65,564	93,083
Loans and receivables – banks	36,113	25,360
Loans and receivables – customers	252,050	270,604
Professional securities transactions	52,646	248,608
Multi-seller conduits	5,264	29,457
Committed credit facilities	63,436	104,137
Credit related contingent liabilities	42,148	55,140
Total	696,117	949,855

The maximum credit exposure on derivative assets held for trading is measured as the current positive fair value. For interest-earning securities the amortised cost is included to reflect the credit risk exposure.

The maximum credit exposure to any individual non related client or counterparty as of 31 December 2008 was EUR 2,584 million (2007: EUR 8,136 million) before taking account of collateral or other credit enhancements.

For a breakdown of counterparties for interest-earning securities in the available-for-sale and held-to-maturity portfolio, please refer to note 15. According to the requirements of the DNB the Group has no individually significant exposure to any single counterparty in the category loans and receivables.

Credit risk concentrations

Concentrations of credit risk (whether on- or off-balance sheet) that share similar characteristics such that their ability to meet contractual obligations is likely to be affected in a similar way to changes in economic or other conditions. As part of managing risk concentrations, country risk in emerging markets and sector risk are managed on a portfolio basis. Refer to the following tables for details of the credit risk concentrations on the customer portfolio.

Credit risk concentrations by geography and sector

	2008		2007
	Outstanding	%[1]	Outstanding	%[1]
Netherlands
Loans and receivables to banks	15,041	19	11,309	6
Loans and receivables to public sector	1,590	18	1,547	27
Loans and receivables to commercial	66,043	48	60,189	42
Loans and receivables to consumer	102,727	94	102,378	83
Total	185,401		175,423

Europe (excluding Netherlands)
Loans and receivables to banks	56,815	75	147,223	84
Loans and receivables to public sector	544	6	1,003	17
Loans and receivables to commercial	45,477	33	42,416	29
Loans and receivables to consumer	2,384	2	3,863	3
Total	105,220		194,505

North America
Loans and receivables to banks	902	1	1,326	1
Loans and receivables to public sector	105	1	77	1
Loans and receivables to commercial	9,206	7	9,542	7
Loans and receivables to consumer	–		–
Total	10,213		10,945

Latin America
Loans and receivables to banks	156	-	4,430	3
Loans and receivables to public sector	–		350	6
Loans and receivables to commercial	531	-	14,085	10
Loans and receivables to consumer	4	-	12,601	10
Total	691		31,466

Asia Pacific
Loans and receivables to banks	2,698	2	11,410	6
Loans and receivables to public sector	6,547	75	2,762	48
Loans and receivables to commercial	17,227	12	18,381	13
Loans and receivables to consumer	4,183	4	4,411	4
Total	30,655		36,964

Total Group
Loans and receivables to banks (2)	75,612		175,698
Loans and receivables to public sector	8,786		5,739
Loans and receivables to commercial	138,484		144,613
Loans and receivables to consumer	109,298		123,253
Total	332,180		449,303
Professional securities transactions	13,193		98,270
Multi-seller conduits	5,264		29,457
Total loans and receivables	350,637		577,030

1  Calculated as a percentage of Group totals for banks, public, commercial and consumer sectors respectively.
2  Includes professional securities transactions amounting to EUR 39,453 million (2007: EUR 150,338 million).

Credit risk concentrations from credit facilities and guarantees issued by geography:

	2008			2007
	Outstanding	%	[1]	Outstanding	%	[1]
Netherlands
Guarantees and other commitment	4,228	10		5,331	10
Committed credit facilities	17,552	28		21,729	21
Total	21,780			27,060

Europe (excluding Netherlands)
Guarantees and other commitment	25,083	59		32,748	59
Committed credit facilities	23,351	36		36,846	36
Total	48,434			69,594

North America
Guarantees and other commitment	6,884	16		8,539	15
Committed credit facilities	18,220	29		31,291	30
Total	25,104			39,830

Latin America
Guarantees and other commitment	230	1		2,630	5
Committed credit facilities	320	1		8,673	8
Total	550			11,303

Asia Pacific
Guarantees and other commitment	5,723	14		5,892	11
Committed credit facilities	3,993	6		5,598	5
Total	9,716			11,490

Total Group
Guarantees and other commitment	42,148			55,140
Committed credit facilities	63,436			104,137
Total	105,584			159,277

(1) Calculated as a percentage of Group totals for credit related contingent liabilities and committed credit facilities respectively.

In 2008 ABN AMRO changed its industry breakdown in order to align with RBS Group reporting based on Standard Industry Codes (‘SIC’).

Total commercial loans and receivables by industry are presented in the table below:

	2008		2007
	Outstanding	%	Outstanding	%
Central and local government	523	-	-	-
Manufacturing	30,980	22	28,375	20
Construction	1,967	1	2,386	2
Finance	33,996	25	36,578	25
Service industries and other business activities	56,353	41	57,857	40
Agriculture, forestry and fishing	5,099	4	8,220	6
Property and mortgages	9,566	7	11,197	8
Total	138,484		144,613

Total consumer loans and receivables by product type are presented in table below:

	2008		2007
	Outstanding	%	Outstanding	%
Mortgages	94,147	86	95,561	77
Personal lending	1,667	2	12,213	10
Credit Card	1,394	1	2,374	2
Other consumer loans	12,090	11	13,105	11
Total	109,298		123,253

Collateral

It is ABN AMRO’s policy to reduce or mitigate credit risk on credit facilities or exposure, as much as possible in a given commercial environment by securing credit facilities or exposure with collateral. To correctly assess the extent to which the collateral mitigates the credit risk the Collateral must be valued according to a specified valuation method and properly documented and monitored.

Collaterals are obtained if and when required prior to the disbursement of approved loans. Guarantees and letters of credit are also subject to strict credit assessments before being provided. The extent of collateral held for guarantees and letters of credit is on average 16% (2007: 18%).

During 2008, ABN AMRO took possession of property, equipment and other assets with an estimated value of EUR 7.6 million (2007: EUR 42 million). It is the policy of ABN AMRO to dispose of repossessed properties. The proceeds are used to reduce or repay the outstanding claim. In general these repossessed properties are not occupied for business use. ABN AMRO does not disclose the fair value of collateral held as security or other credit enhancements on loans and advances past due but not impaired, or on individually assessed impaired loans and advances, as it is not practicable to do so.

The following table details loans and receivables from commercial and consumer clients by type of collateral obtained.

	2008	2007
Commercial customers
Public authority guarantees	5,712	5,341
Mortgages	5,687	11,059
Securities	2,291	2,606
Bank guarantees	5,082	9,180
Other types of collateral	48,289	38,772
Unsecured	71,423	77,655
Total	138,484	144,613

Consumer customers
Public authority guarantees	187	141
Mortgages	94,146	95,472
Securities	804	1,120
Bank guarantees	19	14
Other types of collateral	4,861	10,274
Unsecured	9,281	16,232
Total	109,298	123,253

Credit quality of financial assets that are neither past due nor impaired 31 December 2008

The credit quality of the portfolio of financial assets can be assessed with reference to ABN AMRO’s internal credit rating system which reflects the probability of default of an obligor, i.e. the likelihood that a counterparty fails to pay interest and/or principal and/or other financial obligations to the bank.

ABN AMRO’s internal counterparty ratings are a crucial tool for managing and monitoring the credit risk of the bank, both at counterparty and portfolio level. The counterparty rating is based on many aspects including both a financial and non-financial analysis of the counterparty.

Each counterparty to whom ABN AMRO grants any type of credit facility or who has an exposure is assigned a Uniform Counterparty Rating (UCR) on a scale of 1 to 8, whereby UCR 1 is of prime quality while UCR 8 is, by definition, 'in default' according to the ABN AMRO definition of default.

The table below gives an overview of the relation between the internal ratings of ABN AMRO (UCR) and the counterparty’s probability of default and an indication of how the internal ratings of ABN AMRO compares to the external rating agencies Standards & Poor’s, Fitch and Moody’s.

	1	2+ till 2-	3+ till 3-	4+ till 4-	5+ till 5-	6+	6-8
UCR
Expected default rates (%) 2008	0-0.03	0.04-0.10	0.19-0.42	0.68-1.96	3.54-12.92	26.18	100
Expected default rates (%) 2007	0-0.03	0.04-0.10	0.20-0.40	0.63-1.82	3.37-13.71	30.11	100
Standards & Poor’s / Fitch	AAA/AA-	A+/A-	BBB+/BBB-	BB+/BB-	B+/B-	CCC+/C	–
Moody’s	AAA/Aa3	A1/A3	Baa1/Baa3	Ba1/-Ba3	B1-B3	Caa1/C	–

The following tables show the credit quality of the financial assets that are neither past due nor impaired on respectively 31 December 2008 and 2007:

Neither past due nor impaired at 31 December 2008*:

	1	2+ till 2-	3+ till 3-	4+ till 4-	5+ till 5-	6+	Not rated	Total 2008
UCR
Interest earning securities in Banking Book	53,518	4,103	874	1,710	42	388	4,930	65,565
Loans and receivables – Banks	54,495	10,402	2,499	1,416	247	879	5,626	75,564
Loans and receivables – Public sector	7,562	236	175	462	196	29	125	8,785
Loans and receivables – Commercial	8,934	15,872	34,947	43,852	11,710	6,692	11,204	133,211
Derivatives	117,976	31,868	6,011	7,895	1,014	3,440	16,914	185,118
Off-balance instruments	7,841	17,576	19,058	4,497	1,235	8,132	5,097	63,436
Total	250,326	80,057	63,564	59,832	14,444	19,560	43,896	531,679

* Excluding discontinued operations

Neither past due nor impaired at 31 December 2007*:

	1	2+ till 2-	3+ till 3-	4+ till 4-	5+ till 5-	6+	Not rated	Total 2007
UCR
Interest earning securities in Banking Book	61,210	9,702	6,652	661	380	3,458	11,019	93,082
Loans and receivables – Banks	114,053	43,107	10,330	5,633	218	625	1,731	175,697
Loans and receivables – Public sector	3,839	402	419	446	232	342	59	5,739
Loans and receivables – Commercial	4,621	16,942	41,494	49,380	16,910	2,115	8,918	140,380
Derivatives	75,852	32,088	6,757	3,412	348	207	7,265	125,929
Off-balance instruments	16,745	29,286	24,619	12,302	2,356	727	18,103	104,138
Total	276,320	131,527	90,271	71,834	20,444	7,474	47,095	644,965

* Excluding discontinued operations

Credit quality of consumer loans

Loans and receivables consumer of EUR 106,457 million (2007: EUR 119,223 million) are not rated. An indication of the credit quality of these loans and receivables can be derived from the table below and the collateral obtained for the loans and receivables as well as the geographical breakdown of the underlying products of the portfolio as included in the earlier table within this note.

Credit quality of financial assets that are past due but not impaired

The tables below show the analysis of the financial assets that are past due but not impaired:

	Past due ≤ 30 days	Past due > 30 - ≤90 days	Past due > 90 - ≤180 days	Past due > 180 days - ≤ 1 year	Past due > 1 year	Total
31 December 2008
Loans and receivables – commercial	191	229	66	9	6	501
Loans and receivables – consumer	1,554	912	28	5	4	2,503

	Past due ≤ 30 days	Past due > 30 - ≤90 days	Past due > 90 - ≤180 days	Past due > 180 days - ≤ 1 year	Past due > 1 year	Total
31 December 2007
Loans and receivables – commercial	1,654	186	15	18	41	1,914
Loans and receivables – consumer	1,795	1,863	77	2	–	3,737

ABN AMRO does not disclose the fair value of collateral held as security or other credit enhancements on loans and advances past due but not impaired, or on individually assessed impaired loans and advances, as it is not practicable to do so.

Renegotiated financial assets

The carrying amounts for renegotiated financial assets, by class are as follows:

	2008	2007
Loans and advances – customers:
Commercial	317	603
Consumer	-	414
Total renegotiated financial assets	317	1,017

Credit structuring

The Group structures investments to provide specific risk profiles to investors. This may involve the sale of credit exposures, often by way of credit derivatives, to an entity which subsequently funds the credit exposures by issuing securities. These securities may initially be held by the Group prior to a sale outside of the Group.

Asset realisations

Occasionally the Group establishes special purpose entities to facilitate the recovery of loans in circumstances where the borrower has suffered financial losses.

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

The Group manages liquidity on a daily basis in all the countries in which the Group operates. Each national market is unique in terms of the scope and depth of its financial markets, competitive environment, products and customer profile. Therefore local line management is responsible for managing our local liquidity requirements under the supervision of Group Asset and Liability Management on behalf of the Group Asset and Liability Committee.

On a day-to-day basis the Group’s liquidity management depends on, among other things, the effective functioning of local and international financial markets. As this is not always the case, Group-wide contingency funding plans are in place. These plans are put into effect in the event of a dramatic change in the normal business activities or in the stability of the local or international financial markets. As part of this liquidity management contingency planning, the Group continually assess potential trends, demands, commitments, events and uncertainties that could reasonably result in increases or decreases in our liquidity. More specifically, the Group considers the impact of these potential changes on the Group’s sources of short-term funding and long-term liquidity planning.

As ABN AMRO has entered into committed credit facilities, the liquidity management process also involves assessing the potential effect of the contingencies inherent in these types of transactions on normal sources of liquidity and finance.

In 2007 and 2008 the financial turmoil has influenced ABN AMRO’s liquidity management and position. One of the most notable impacts was on the ABN AMRO managed asset-backed commercial paper (ABCP) conduits, which are diversified in terms of geographical and asset coverage and the maturities of the ABCP are well spread over time. By late 2008 the majority of ABN AMRO's multi-seller conduits and the related issuance and sponsorship role have been transferred to RBS. The outstanding ABCP as per 31 December 2008 was EUR 17.8 billon (2007: EUR 50.9 billion), of which EUR 4.8 billion (2007: EUR 29.3 billion) relates to multi-seller conduits. In 2008 all of the notes held by the Group’s securities arbitrage conduit were transferred to RBS. In general the other major conduits have been refinanced in the market with ABN AMRO in some cases temporarily required to warehouse ABCP.

Maturity analysis of assets and liabilities

The following table provides an overview that categorises the balance sheet of the Group into relevant maturity groupings based on the remaining contractual periods to repayment.  This is not consistent with how the Group looks at liquidity as the models used also take in to account the expected behaviour of customers and other factors.

Maturity for the year ended 31 December 2008:

	On demand	≤ 1year	> 1 year- ≤ 5 years	> 5 years	Maturity not applicable	Total
Assets
Cash and balances at central banks	5,400	418	–	36	–	5,854
Financial assets held for trading	11,668	26,534	78,563	83,458	12,430	212,653
Financial investments	–	7,790	14,986	42,788	1,497	67,061
Loans and receivables – banks	4,237	67,814	2,626	889	–	75,566
Loans and receivables – customers	33,976	71,587	44,732	120,212	–	270,507
Other assets	21	2,453	193	482	32,027	35,176
Total	55,302	176,596	141,100	247,865	45,954	666,817

Liabilities
Financial liabilities held for trading	9,385	26,992	78,412	77,298	–	192,087
Due to banks	25,309	64,083	4,266	962	–	94,620
Due to customers	79,226	116,612	7,461	5,705	–	209,004
Issued debt securities	608	44,336	42,088	24,264	–	111,296
Subordinated liabilities	–	1,513	872	11,164	–	13,549
Other liabilities	3,757	2,231	433	1,829	20,888	29,138
Total	118,285	255,767	133,532	121,222	20,888	649,694

Derivative used for hedging (undiscounted)
Assets	–	1,225	746	1,183	–	3,154
Liabilities	–	1,247	1,336	4,045	–	6,628

Off-balance liabilities
Guarantees						37,509
Irrevocable facilities						4,639
Committed facilities						63,436

Maturity for the year ended 31 December 2007:

	On demand	≤ 1 year	> 1 year- < 5 years	> 5 years	Maturity not applicable	Total
Assets
Cash and balances at central banks	16,750	–	–	–	–	16,750
Financial assets held for trading	9,560	33,628	95,404	57,738	45,947	242,277
Financial investments	–	23,822	28,630	40,631	3,352	96,435
Loans and receivables – banks	9,300	125,334	26,693	14,369	–	175,696
Loans and receivables- customers	18,038	173,816	83,967	122,510	–	398,331
Other assets	–	1,754	338	478	93,154	95,724
Total	53,648	358,354	235,032	235,726	142,453	1,025,213

Liabilities
Financial liabilities held for trading	2,443	18,455	68,160	66,418	–	155,476
Due to banks	19,058	214,886	3,590	1,800	–	239,334
Due to customers	82,627	222,959	12,914	11,852	–	330,352
Issued debt securities	–	91,685	59,977	23,333	–	174,995
Subordinated liabilities	–	700	3,108	11,808	–	15,616
Other liabilities	4,610	1,709	184	42	72,186	78,731
Total	108,738	550,394	147,933	115,253	72,186	994,504

Derivative used for hedging
Assets	–	1,635	349	494		2,478
Liabilities	–	585	751	610		1,946

Off-balance liabilities
Guarantees						49,337
Irrevocable facilities						5,803
Committed facilities						104,137

Interest rate risk (banking book)

Interest rate sensitivity of banking book positions

The Earnings Risk table below shows the cumulative sensitivity of net interest income and equity over a time horizon of 12 and 24 months, under ’rate rise’ and ‘rate fall’ scenarios. Sensitivity is defined as the percentage change in net interest income relative to a base case scenario. The base case scenario assumes continuation of the present yield curve environment. The ‘rates rise’ and ‘rates fall’ scenarios assume a gradual parallel shift of the yield curve during 12 months, after which the curve remains unchanged. The sensitivity analysis is limited to the euro as this is the main currency in which the Group has its earnings. The rates rise and rates fall scenarios for euro are 200 basis points for both years presented.

The following table shows the possible cumulative percentage change in income over the relevant time horizon:

Earnings risk (in percentages)
	Horizon	December 2008	December 2007
Rate rise	One year	(4.1%)	(3.3%)
	Two years	(5.0%)	(3.3%)
Rate fall	One year	2.4%	2.5%
	Two years	0.5%	0.8%

The Earnings risk table below gives the 2008 cumulative change in net interest income over the relevant time horizon in absolute numbers.

Earnings risk (in millions of euros)
	Horizon	December 2008	December 2007
Rate rise	One year	(105)	(126)
	Two years	(271)	(263)
Rate fall	One year	62	94
	Two years	26	64

The Market Value Risk table below shows the sensitivity of the market value of equity to changes in interest rates for the euro. Market value of equity is defined as the discounted value of assets, minus discounted value of liabilities, plus market value of derivatives and other interest sensitive items in the banking book. Sensitivity is measured as the percentage value change due to an overnight interest rate change shock. The size of the shock is based on observed changes of the curve in a month and a 99% confidence level. The shock rate change for euro was 50 basis points for both years. Due to the separation of the Group and related transfers of some portfolios after the take-over both years are not fully comparable.

Market Value Risk (in percentages)
	December 2008	December 2007
Rate rise	(3.8%)	(2.3%)
Rate fall	3.3%	1.6%

Sensitivity analysis is based upon our interest rate risk modelling of assets and liabilities and is used for risk management purposes only. The model above assumes that during the course of the year no other changes are made in the respective portfolio. Earnings risk shows one possible prediction based upon the model and actual changes in net interest income will vary from the model.

Exposures

All trading portfolios are subject to market risk. Several major sources of market risk are interest rate, foreign exchange, equity price, commodity price, credit spread, volatility, and correlation risks. We define market risk as the risk that changes in financial market prices will decrease the value of our trading portfolios. The instruments in our trading portfolios are recognised at fair value and changes in market conditions directly affect net trading income.

Measurement and control

The Group applies a Value-at-Risk (VaR) methodology to estimate the market risk of its trading portfolios. The Group uses VaR as its primary tool for the day-to-day monitoring of market risks. The Group Asset and Liability Committee sets limits on the maximum level of VaR at an aggregate level for the Group. The risk committees may set VaR limits on lower aggregation levels.
Other control measures used in the market risk management process include historical and stress scenarios, limits on net open positions, interest rate sensitivity per basis point, spread sensitivities, option parameters, position concentrations, and position ageing.

Value-at-Risk

VaR is a methodology for assessing market risk exposure in a single number. VaR is a statistical measure that estimates potential losses and is defined as the predicted loss that might be caused by changes in risk factors under normal circumstances, over a specified period of time, and at a specified level of statistical confidence. The Group uses a proprietary VaR model that has been approved by the DNB.

The VaR methodology adopted by the Group for its VaR calculation is historical simulation, using approximately 1.5 years of weighted (exponential decay method) historical data. The VaR is calculated at a 99% confidence level for a one-day holding period using absolute changes in historical rates and prices for interest rate-related and all implied volatility risk factors, and relative changes in historical rates and prices for other risk factors. The positions captured by our VaR calculations include derivative and cash positions that are reported as assets and liabilities held for trading. The VaR is reported daily per trading portfolio, per product line, and for the Group as a whole. It is reported daily to the senior management of the businesses, Group Risk Management, and the responsible members of the Managing Board.

The table below provides the 2008 and 2007 Value at Risk per risk category (99% confidence level, one-day holding period):

(in millions of euros)	For the year ended 31 December 2008				For the year ended 31 December 2007
	Minimum	Maximum	Average	Year-end	Minimum	Maximum	Average	Year-end
Interest rate risk	28.5	93.8	49.6	68.8	9.5	59.7	27.4	44.8
Equity price risk	12.6	79.9	29.7	19.4	14.8	65.2	35.3	37.0
Foreign exchange risk	2.7	19.6	8.5	13.9	2.1	13.6	4.6	4.4
Commodity price risk	0.4	12.7	2.2	2.0	0.2	6.0	1.4	1.2
Diversification effect	-	-	-	(33.4)	–	–	–	(35.2)
Aggregate VaR (1)	30.7	113.5	57.4	70.7	18.4	68.3	40.2	52.2

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

Back testing is performed on the actual and hypothetical profit and loss and the results are reported to the DNB on a quarterly basis. At a 99% confidence level, the statistical expectation is that on one out of every 100 trading days a loss exceeding the VaR occurs. Back testing is an essential instrument for the ex post validation of our internal VaR model.

Stress testing

The limitations of the VaR model means that we must supplement it with other statistical tests. These include a series of stress tests, scenarios, and sensitivity stress tests that shed light on the hypothetical behaviour of our portfolio and the impact of extreme market movements on our financial results. Sensitivity stress tests and stress scenarios have been developed internally to reflect specific characteristics of the Group’s portfolios and are performed daily for each trading portfolio and at several aggregation levels. These apply parallel increases and decreases in a number of risk elements or in one risk element, actual historical scenarios (non-parallel moves in a number of risk elements,) or plausible future shocks.

Capital hedge

Capital ratios are hedged to avoid the material changes in the EUR/USD exchange rate. The primary focus is to protect the core tier 1 ratio against the adverse exchange rate movements

Our investments in foreign operations in currencies other than the USD are hedged on a selective basis. We consider the use of hedging in cases where the expected currency loss is larger than the interest rate differential between the two currencies that represents the cost of the hedge.

The table shows the sensitivity of our equity capital to a 10% appreciation and 10% depreciation, respectively, in the euro against all foreign currencies.

(in millions of euros)	2008	2007
Euro appreciates 10%	312	(813)
Euro depreciates 10%	(312)	813

Use of derivatives

Derivative instruments

The Group uses derivative instruments to provide risk management solutions to its clients, to manage the Group’s own exposure to various risks (including interest, currency and credit risks) and for proprietary trading purposes. A derivative is a financial instrument that is settled at a future date and requires little or no initial net investment, and whose value varies in response to changes in the price of another financial instrument, an index or some other variable.

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

•
Total rate of return swaps - these give the total return receiver exposure to all of the cash flows and economic benefits and risks of an underlying asset, without having to own the asset, in exchange for a series of payments, often based on a reference interest rate, such as LIBOR. The total return payer has an equal and opposite position. A specific type of total return swap is an equity swap.

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

Derivative instruments are transacted with many different counterparties. The credit risk of derivatives is managed and controlled in the context of the Group’s overall credit exposure to each counterparty. The Group’s approach to credit risk is described in the financial credit risk section of this footnote. It should be noted that although the values shown on the balance sheet can be an important component of the Group’s credit exposure, the positive fair values for any one counterparty are rarely an adequate reflection of the Group’s credit exposure on its derivatives business with that counterparty. This is because, on the one hand, fair values can increase over time (‘potential future exposure’), while on the other hand, exposure may be mitigated by entering into master netting agreements and bilateral collateral arrangements with counterparties.

39           Capital adequacy

Subsequent to its acquisition by RFS Holdings, ABN AMRO received approval for a transitional period from the DNB and the FSA with regards to compliance to Basel II capital rules. ABN AMRO has agreed with these regulators to continue to report figures on the basis of Basel I until December 2009. In accordance with this, specific minimal requirements have been set for the Tier 1 and Total capital ratios, including the requirement to treat the capital deductions in the same manner as required by Basel II.

These ratios measure capital adequacy by comparing the Group’s eligible capital with its balance sheet assets, off-balance sheet commitments and market and other risk positions at weighted amounts to reflect their relative risk. The market risk approach covers the general market risk and the risk of open positions in currencies and debt and equity securities.

The Group’s capital adequacy level was as follows:

	Balance sheet/un-weighted amount		Risk weighted amount, including effect of contractual netting
	2008	2007	2008	2007
Balance sheet assets (net of provisions):
Cash and balances at central banks	5,854	16,750	485	271
Financial assets held for trading	212,653	242,277	-	–
Financial investments	67,061	96,435	4,961	7,591
Loans and receivables-banks	75,566	175,696	4,210	6,182
Loans and receivables-customers	270,507	398,331	101,909	107,724
Equity accounted investments	796	871	138	268
Property and equipment	2,035	2,747	2,002	2,518
Goodwill and other intangibles	924	1,424	583	871
Assets of business held for sale	1,583	60,458	1,205	39,631
Prepayment and accrued income	7,011	12,580	2,003	4,126
Tax assets	5,100	4,875	-	-
Other assets	17,727	12,769	2,171	2,877
Subtotal	666,817	1,025,213	119,667	172,059

Off-balance sheet positions and derivatives:
Credit-related commitments and contingencies	105,584	159,277	28,053	38,607
Credit equivalents of derivatives			14,814	14,472
Insurance companies and other			425	532
Subtotal			43,292	53,611
Total credit risks			162,959	225,670
Market risk requirements			13,069	6,642
Total Risk Weighted Assets			176,028	232,312

Tier 1 capital consists of shareholders’ equity and qualifying subordinated liabilities less goodwill and some intangible assets. Tier 2 capital represents additional qualifying subordinated liabilities, taking into account the remaining maturities. Core tier 1 capital is tier 1 capital excluding qualifying subordinated liabilities.

The following table analyses actual capital and the minimum standard needed in order to comply with supervisory requirements:

	2008		2007
	Required	Actual	Required	Actual
Total capital	22,004	25,405	18,584	33,938
Total capital ratio	12.50%	14.43%	8.00%	14.61%

Tier 1 capital	15,843	19,152	9,292	28,850
Tier 1 capital ratio	9.00%	10.88%	4.00%	12.42%

Core tier 1		17,778		24,597
Core tier 1 ratio		10.10%		10.59%

In determining the capital adequacy requirement, both existing and future credit risk is taken into account. To this end the current potential loss on derivatives, which is the fair value based on market conditions at balance sheet date, is increased by a percentage of the relevant notional amounts, depending on the nature and remaining term of the contract. This method takes into account the possible adverse development of the fair value during the remaining term of the contract. The following analysis shows the resulting credit equivalent, both un-weighted and weighted for counterparty risk (mainly banks). The figures allow for the impact of netting transactions and other collateral. During 2008 ABN AMRO has complied with the supervisory capital requirements to which it is subject.

Credit equivalent of derivative contracts

	2008	2007
Interest rate contracts	86.5	97.2
Currency contracts	48.1	41.6
Other contracts	90.0	115.5
	224.6	254.3
Effect of contractual netting	163.1	188.0
Unweighted credit equivalent	61.5	66.3
Weighted credit equivalent	14.8	14.5

40           Securitisations

As part of the Group’s funding and credit risk mitigation activities, the cash flows of selected financial assets are transferred to third parties for funding purposes. Substantially all financial assets included in these transactions are mortgage or other loan portfolios. The extent of the Group’s continuing involvement in these financial assets varies by transaction.

The Group participates in sales transactions where cash flows relating to various financial assets are transferred to a consolidated special purpose entity (SPE). When in these transactions neither substantially all risks and rewards nor control over the financial assets has been transferred, the entire asset continues to be recognised in the consolidated balance sheet. In the case of sales transactions involving a consolidated SPE, the retained risks and rewards are usually an interest related spread and/or an exposure on first credit losses. The carrying amounts of the assets and associated liabilities approximated EUR 4,609 million, EUR 5,437 million, and EUR 5,554 million at 31 December 2008, 2007 and 2006, respectively.

Full recognition and continuing involvement

Additionally the Group participates in various mortgage related transactions in the Netherlands that have been conducted without the involvement of a SPE. In these transactions, the derecognition criteria are not fully met and the entire asset continues to be recognised in the consolidated balance sheet. The Group also retains exposure to certain interest rate risks. The carrying amounts of these mortgage assets and associated liabilities approximate EUR 151 million, EUR 203 million and EUR 272 million at 31 December 2008, 2007 and 2006, respectively.

The Group has not participated in any transaction where partial derecognition of specified portions of an entire financial asset have occurred.

Synthetic transactions

In addition the Group has synthetic securitisations for an amount of EUR 110,764 million (2007: EUR 119,115 million). Through a synthetic securitisation the Group is able to buy protection without actual transfer of any assets to an SPE, since the SPEs have hedged their exposure through the issue of credit linked notes or commercial paper. As a result, the Group as the owner of the assets buys protection to transfer the credit risk on a portfolio of assets to another entity that sells the protection. Although a substantial part of the credit risk related to these loan portfolios are transferred, actual ownership of the portfolio of assets remains with the Group. In general, the third party investors in securities issued by the SPE have only recourse to the assets of the SPE and not to the Group.

Credit default swaps

In addition to the transactions mentioned above, the Group also uses credit default swaps in synthetic securitisations programs to reduce credit risk for parts of the loan portfolio by selling these risks directly to the capital markets. At 31 December 2008 the Group has bought credit protection for an amount of EUR 23,413 million (2007: EUR 54,816 million). In order to mitigate the income statement volatility associated with the fair valuations of these credit default swaps and in line with the Group risk appetite and hedging strategy, hedges of these credit default swaps are entered into that are based on credit risk indices. The correlation of these with the credit default swaps are monitored and the strategy is adapted where necessary.

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

	2008	2007	2006
Income of consolidated private equity holdings	1,726	3,836	5,313
Other income included in operating income	(45)	(226)	(340)
Total operating income of consolidated private equity holdings	1,681	3,610	4,973

Goods and material expenses of consolidated private equity holdings	1,278	2,744	3,684
Included in personnel expenses	176	390	577
Included in administrative costs	136	332	466
Included in depreciation and amortisation	45	168	212
Total operating expenses	1,635	3,634	4,939
Operating profit/(loss) before tax of consolidated private equity holdings	46	(24)	34

Goods and material expenses include personnel costs relating to manufacturing and production activities.

The assets and liabilities of these consolidated holdings are included in the Group balance sheet as assets and liabilities of businesses held for sale as ABN AMRO in planning to sell the private equity investments. The total assets of these consolidated entities at 31 December 2008 were EUR 435 million (2007: EUR 1,698 million), excluding goodwill.

Unconsolidated private equity investments

The private equity investments over which the Group does not have control are accounted for at fair value with changes through income. Although control is not with the Group, in many cases the Group has significant influence, usually evidenced by an equity stake of between 20% and 50%. Significant influence is held in approximately 29 (2007: 74) investments with a positive material fair value. The total fair value of these investments is EUR 271 million at 31 December 2008 (2007: EUR 439 million), operating in various sectors including information technology, life sciences, media and telecommunications.

42           Joint ventures

The Group’s activities conducted through joint ventures include cash transfer, insurance, finance, lease, global custody and equity capital market transactions. The consolidated financial statements of the joint ventures include the following assets and liabilities, income and expenses, represent the Group’s proportionate share:

	2008	2007
Assets
Financial assets held for trading	203	1,049
Financial investments	1,946	2,193
Loans and receivables-banks and customers	34	246
Property and equipment	17	18
Accrued income and prepaid expenses	56	55
Other assets	2,391	2,827
Total	4,647	6,388

Liabilities
Financial liabilities held for trading	4	3
Due to banks and customers	32	129
Issued debt securities	-	27
Provisions	2,142	3,156
Other liabilities	2,391	2,865
Total	4,569	6,180

Total operating income	56	185
Operating expenses	30	74
Operating profit	26	111
Tax expense	9	31
Net profit	17	80

Most significant joint ventures:

	Interest held (%)	Main activities
Neuflize Vie	60	Insurance

43           Remuneration of Managing Board and Supervisory Board

The remuneration of the Managing Board and Supervisory Board, as described and quantified below, is in principle only applicable to the Board Members who were appointed before the takeover of the Group by the Consortium of RBS, Fortis and Santander or were appointed after the takeover but had a contract already with ABN AMRO before the takeover. For the other Board Members appointed after the takeover on behalf of the Consortium Members this remuneration package is not applicable. Their remuneration is paid by the respective Consortium Members and is accordingly not included in the tables below. Additionally, the Managing Board is comprised of the statutory directors for ABN AMRO Holding N.V.

Remuneration Managing Board

The structure of the Managing Board’s remuneration package has been in place since 2001 and has been adjusted in 2005 and 2006. The Managing Board remuneration has several elements that, as a package, make it comparable with the remuneration offered by relevant peers in the market. Peers are defined as other major Dutch companies and other European-parented banks. The Nomination & Compensation Committee reviewed the Managing Board Package for the last time in 2006 and in 2007 applied some changes in the then applicable Long Term Incentive Plans. With effect from 2008 another change in the Long Term Incentive Plans occurred.

The compensation package for the Managing Board has the following elements:

•	Base salary
•	Performance bonus
•	Long-term incentives – Performance Share Plan and Share Investment & Matching Plan
•	Other benefits

Base salary

A common base salary applies to all Managing Board members. Salaries are reviewed annually with adjustments taking effect from 1 January. In 2008 Managing Board base salaries were adjusted upwards by 2.5% to reflect inflation bringing the 2007 salary of EUR 666,500 to the rounded down amount of EUR 683,000 for 2008.

Performance bonus

The annual performance bonus for Managing Board members was based upon ABN AMRO’s quantitative objectives at the corporate level and qualitative performance objectives at both the corporate and BU level. The objectives were set annually by the Nomination & Compensation Committee and endorsed by the Supervisory Board. The cash bonus was expressed as a percentage of base salary with an outcome between 0 and 200%. At target performance would result in a bonus of 150% of base salary. After the bonus percentage would have been set on the assessment of the quantitative targets, the Nomination & Compensation Committee could use its discretion to adjust the bonus outcome within a band of plus or minus 20% of annual gross salary, on the basis of the assessment of the set qualitative criteria.

The Nomination & Compensation Committee has decided that for the year 2008 no bonuses will be granted to Managing Board members considering the changing context in which financial institutions now operate and also considering the collective and individual stakeholder interests of ABN AMRO in this performance year. The Supervisory Board has endorsed this decision.

Cash settlement of the outstanding Long Term Incentive plan ‘LTIP’ awards as described above

In the performance year 2007, awards were granted, for the last time, under the ABN AMRO LTIPs being the Performance Share Plan ‘PSP’ and the Share Investment & Matching Plan (‘SIMP’). In 2007 the Supervisory and Managing Boards of ABN AMRO have, in accordance with their discretion under the rules of the Group LTIPs, resolved that all outstanding awards and options under these LTIPs, including the awards granted in 2007, should be cash settled as a consequence of the take over of ABN AMRO by the Consortium of Fortis, RBS and Santander.

On 17 October 2007, the date of settlement of the shares tendered under the Consortium’s tender offer, was the date for the cash settlement of the awards under the LTIPs. With respect to the calculation of the cash settlement amount, the value of an ABN AMRO share was the value of a tendered share on the settlement date. This value resulted in EUR 35.60 plus EUR 2.28 representing the value of 0.296 RBS share against the closing price of the RBS share on 17 October 2007. The value (further referred to as Settlement Price) per ABN AMRO Holding N.V. share (a ‘Share’) resulted in EUR 37.88.

Given the acquisition of ABN AMRO by the Consortium, there was no longer a true market in ABN AMRO shares. Therefore these plans are no longer available. The Consortium Members however recognised the critical contribution that Managing Board members and other Top Executives make to the business and have decided to develop an alternative arrangement.

This arrangement resulted in a long term incentive award aligned to the plan of the respective Consortium Member where the individual Top Executive and Managing Board members would be employed post-separation if applicable. Therefore one of the Managing Board members originating from ABN AMRO received an award under the Fortis Bank (Nederland) 2008 Phantom Equity Plan and another Managing Board member received an award under the Royal Bank of Scotland Group Restricted Share Plan.

As a consequence of the purchase of the Fortis interest in ABN AMRO, held via an interest in RFS Holdings by the Dutch State, the award conditions provided for a transfer of the Fortis award into a deferred cash award on the basis of the ABN AMRO Deferred Cash Plan 2008 that was applicable for Top Executive members that were not allocated to one of the Consortium Members.

The underlying value of the award for Managing Board members was EUR 770,000 and EUR 390,000 for Senior Executive Vice Presidents and the award will vest at the vesting date (31 December 2010) or prior to this date in the event of earlier redundancy by way of a pro ration of the original award.

Pension

The Managing Board’s pensionable salary is 100% of annual base salary. Since 1 January 2006 the normal retirement age of the Managing Board members is 65, based on average income (2.15% per year). It is possible to retire earlier. The ABN AMRO Pension Fund manages the pension plan.

Other benefits

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

(in thousands of euros)	Managing Board		Supervisory Board
	2008	2007	2008	2007
Salaries and other short-term benefits	2,028	4,901	725	1,471
Pensions	353	1,423	-	–
Termination benefits	19,790	4,881	-	–
Profit-sharing and bonus payments	-	6,400	-	–
Share-based payments	83	40,057	-	–
Loans (outstanding)	2,868	6,226	-	–

The following table summarises the salaries, other rewards and bonuses of individual Managing Board members, as far as these rewards are included in the income statement.

(in thousands of euros)	2008					2007
	Base salary	Other payments 1)	Bonus	Share based payments 2)	Pension costs 3)	Base salary	Other payments 1)	Bonus	Share based payments 2)	Pension costs 3)
W.G. Jiskoot 4)	285	4,490	-	-	90	667	–	1,000	5,501	239
J.Ch.L. Kuiper 5)	114	-	-	-	52	667	–	1,000	5,501	336
H.G. Boumeester 6)	114	3,800	-	-	24	667	–	1,000	4,821	203
P.S. Overmars 7)	-	3,500	-	-	-	667	–	1,000	4,821	115
R. Teerlink 8)	171	-	-	-	25	667	–	1,000	4,821	119
J.P. Schmittmann 9)	678	8,248	-	-	108	111	–	–	–	18
M.G.J. de Jong 10)	418	-	-	83	54	–	–	–	800	–
R.W.J Groenink 11)	-	-	-	-	-	778	4,881	1,400	7,701	275
H.Y. Scott-Barrett 12)	-	-	-	-	-	389	288	–	5,259	118

1	Other payments are comprised of termination payments, deferred cash payments and foreigner allowance.
2
Share-based payments are calculated in accordance with IFRS 2 by recognising the fair value of the originally equity settled shares or options at grant date over the vesting period, taking into account the accelerated vesting in 2007. For originally cash-settled transactions these costs are measured at the fair value at settlement date.

3	Pension costs exclusively comprise pension service cost for the year computed on the basis of IAS 19.
4	W.G. Jiskoot stepped down on 31 May 2008 and received EUR 4.5 million termination payment (incl. pension costs).
5	J.Ch.L. Kuiper retired on 1 March 2008.
6	H.G. Boumeester stepped down on 29 February 2008 and received EUR 3.8 million termination payment.
7	P.S. Overmars stepped down on 31 December 2007 and received EUR 3.5 million termination payment.
8	R. Teerlink stepped down on 31 March 2008.
9	J.P. Schmittmann stepped down on 30 December 2008 and received EUR 8.0 million termination payment, EUR 192 thousand deferred cash award and EUR 56 thousand jubilee gratification.
10	M.G.J. de Jong joined the board on 1 January 2008. EUR 83 thousand share based payment award relates to the RBS Group Restricted Share Plan.
11	R.W.J. Groenink stepped down on 1 November 2007 and received a termination payment (incl. pension costs) of EUR 4,881 thousand.
12	H.Y. Scott-Barrett received a foreigner allowance of EUR 277 thousand, a tax allowance of EUR 11 thousand and stepped down on 1 August 2007.

Loans from ABN AMRO to Managing Board members

(in thousands of euros)	2008		2007
	Outstanding at 31 December	Interest rate (%)	Outstanding at 31 December	Interest rate (%)
M.G.J. de Jong 1)	2,868	3.63	-	-
W.G. Jiskoot 2)	-	-	1,674	3.38
J.Ch.L. Kuiper 2)	-	-	655	3.87
H.G. Boumeester 2)	-	-	1,633	3.26
P.S. Overmars 2)	-	-	1,163	4.00
R. Teerlink 2)	-	-	–	–
J.P. Schmittmann 2)	-	-	1,101	3.77

1 M.G.J. de Jong was appointed on 1 January 2008.
2 all stepped down during 2008.

Remuneration Supervisory Board

The following table provides information on the remuneration of individual members of the Supervisory Board. As of 1 May 2006 the remuneration was adjusted. The members of the Supervisory Board receive an equal remuneration of EUR 60,000 per annum. For the Vice Chairman this remuneration is EUR 70,000 and for the Chairman EUR 85,000 per annum. For the membership of the Audit Committee an additional allowance of EUR 15,000 is applied on an annual basis. The annual allowance for the members of the Nomination & Compensation Committee and the Compliance Oversight Committee is EUR 10,000. The annual allowance for the Chairman of the Audit Committee is EUR 20,000 and for the Chairmen of the two other Committees EUR 15,000 per annum. The general expenses allowances were abolished and actual business expenses incurred can be declared and are eligible for reimbursement. Supervisory Board members that are not residents in the Netherlands are entitled to general allowances for each Supervisory Board meeting that they attend, namely EUR 7,500 for members who live outside Europe and EUR 5,000 for members who live in Europe. This allowance applies to meetings of both the Supervisory Board and the various committees and is paid only once when meetings are being held on the same day or on consecutive days and is only paid when the members physically attend the meetings.

All amounts are based on a full year, but the actual payment depends on the period of membership during the year. Members of the Supervisory Board are not entitled to emoluments in the form of ABN AMRO shares or options on ABN AMRO shares.

Remuneration of the Supervisory Board as far as chargeable to ABN AMRO (1)

(in thousands of euros)	2008	2007
A.C. Martinez	125	130
A.A. Olijslager	90	85
D.R.J. Baron de Rothschild 2	-	60
Mrs. T.A. Maas-de Brouwer	85	80
M.V. Pratini de Moraes 2	-	75
P. Scaroni 2	-	60
Lord Sharman of Redlynch 2	-	80
R.F. van den Bergh	70	70
A. Ruys	70	70
G.J. Kramer	75	60
H.G. Randa 2	-	60
Mrs. Llopis Rivas	75	55
M. Enthoven 4	7	-
Mrs. L.S. Groenman 3	-	33

1  The remuneration is excluding an attendance fee.
2   Stepped down on 1 November 2007.
3   Resigned at 26 April 2007.
4   Appointed on 21 November 2008.

Loans from ABN AMRO to Supervisory Board members

There are no loans from ABN AMRO to Supervisory Board members.

Senior Executive Vice Presidents (SEVPs) Compensation 2008

The reward package for ABN AMRO’s SEVPs, the second level of Top Executives, was also introduced in 2001. In the course of 2008 the number of SEVPs decreased from 18 at the start of 2008 to 7 by the end of 2008.

The compensation for ABN AMRO SEVPs consists of the following core elements:

•	Base salary. The base salaries are benchmarked against the relevant local markets.

•
Performance bonus. The annual performance bonus is linked to the respective markets within the various countries where ABN AMRO operates. Normally bonuses for individual SEVPs vary widely, again reflecting market and location. No absolute maximum level of bonus has been defined for SEVPs.

•
Long-term incentives such as the Performance Share Plan and the Share Investment & Matching Plan. Long-term incentives are set at a lower level than the applicable yearly grants to Managing Board members. SEVPs received an award under the Top Executive Performance Share Plan and are eligible to participate on a voluntary basis in the Share Investment & Matching Plan. All SEVPs receive identical grants. In 2008 SEVPs who were destined to join one of the Consortium Members received a replacement long term incentive award in line with the award that were granted to the members of the Managing Board as described earlier in this note.

In addition, a number of benefits apply in relation to the respective markets and countries of residence.

The total charge in the income statement for SEVPs in 2008 amounts to EUR 57 million (2007: EUR 119 million).

	2008	2007
Salaries and other short-term benefits	8	10
Pension costs	1	2
Termination benefits	41	2
Profit-sharing and bonus payments	7	51
Share-based payments	-	54
Total	57	119

44           Share-based payment plans

Before the acquisition of ABN AMRO by the Consortium of RBS, Fortis and Santander ABN AMRO granted long-term share-based incentive awards to members of the Managing Board, other Top Executives and Key Staff under a number of plans.

The plans for the Managing Board consisted of a Performance Share Plan (‘PSP’) and a Share Investment & Matching Plan (‘SIMP’). At a lower level, the PSP was also applicable to the second tier of Top Executives, the SEVPs. Both the SEVPs and the third level of Top Executives, the Corporate EVPs could defer a part of their bonus into the Bank’s shares on the basis of the SIMP. Furthermore, there was a Restricted Share Plan (‘RSP’) applicable for the Corporate EVPs/MDs and Key Staff. Until 2007 all these plans were equity based but the awards took place in the form of phantom shares. The last awards under the PSP and RSP plans were granted in the 2007 performance year, and also the participation in the SIMP took place for the last time in 2007.

Next to the above described plans there was also a cash-settled PSP for the Corporate EVPs for the performance cycle 2005-2008.

With effect from 2005 share options were no longer granted via the Top Executives Plan and from 2006 share options were no longer granted to Key Staff. The options were replaced by restricted shares in line with the changes for the Top Executives in 2005.

As described in Note 43 all outstanding awards and options under the Bank’s LTIPs were cash settled on 17 October 2007 as a consequence of the take over of ABN AMRO by the Consortium. The total settlement amounted to EUR 1,013 of which EUR 442 million related to share options, EUR 301 million to originally equity settled share plans and EUR 270 million to phantom shares. With respect to the calculation of the cash settlement amount, the value of an ABN AMRO share was the value of a tendered share on the settlement date, 17 October 2007. This value resulted in

EUR 35.60 plus EUR 2.28 representing the value of 0,296 RBS share against the closing price of the RBS share on 17 October 2007. The value (further referred to as Settlement Price) per ABN AMRO Holding N.V. share (a ‘Share’) thus resulted in EUR 37.88.

45           Discontinued operations and assets and liabilities held for sale

The following tables provide a further analysis of the results reporting in the line Results from discontinued operations net of tax.

Banca Antonveneta, the Asset Management business and the Santander acquired businesses were sold in the period and are reported as discontinued operations. Private Equity is presented as held for sale but is not a discontinued operation as Private Equity is not considered to be a major line of business. Profits from discontinued operations include the related operating results and when sold, the applicable gain on sale.

Income statement of discontinued operations:

(in thousands)	2008	2007	2006
Operating income	3,960	10,285	10,945
Operating expense	2,330	6,077	6,517
Loan impairment and other credit risk provisions	902	1,513	1,206
Operating profit before tax	728	2,695	3,222
Gain on disposal	16,075	7,312	327
Profit before tax	16,803	10,007	3,549
Tax on operating profit	314	930	827
Tax arising on disposal	-	56	(11)
Profit from discontinued operations net of tax	16,489	9,021	2,733

The tables below provide a further breakdown of the operating result and gain on disposal of discontinued operations in 2008 by major lines of business.

	2008	2007	2006
Asset Management
Operating income	179	891	828
Operating expense	157	629	528
Operating profit before tax	22	262	300
Gain on disposal	3,073	-	-
Profit before tax	3,095	262	300
Tax on operating profit	8	91	65
Profit from discontinued operations net of tax	3,087	171	235

Asset Management was sold in April 2008 and therefore only includes the results from operations for the first three months of the year.

	2008	2007	2006
Banca Antonveneta, Banco Real & other Santander acquired businesses (including Interbanca)
Operating income	3,781	6,917	5,942
Operating expense	2,173	4,156	3,599
Loan impairment and other credit risk provisions	902	1,444	1,125
Operating profit before tax	706	1,317	1,218
Gain on disposal	13,004	-	-
Profit before tax	13,710	1,317	1,218
Tax on operating profit	306	569	348
Profit from discontinued operations net of tax	13,404	748	870

The operating income and profit after tax of Banco Real in 2007 amounted respectively to EUR 4,874 million and EUR 807 million.

The sale of Banca Antonveneta to Banca Monte dei Paschi di Siena was completed in May 2008. The transfer of the remaining Santander acquired businesses to Santander was completed in July 2008.

	2008	2007	2006
ABN AMRO North America Holdings and ABN AMRO Mortgage Group Inc
Operating income	-	2,477	3,641
Operating expense	-	1,344	2,117
Loan impairment and other credit risk provisions	-	69	62
Operating profit before tax	-	1,064	1,462
Gain / (loss) on disposal	(2)	7,312	-
Profit / (loss) from discontinued operations before tax	(2)	8,376	1,462
Tax on operating profit	-	270	339
Tax arising on disposal	-	56	-
Profit / (loss) from discontinued operations net of tax	(2)	8,050	1,123

	2008	2007	2006
Bouwfonds non-mortgage business
Operating income	-	-	534
Operating expense	-	(52)	273
Loan impairment and other credit risk provisions	-	-	19
Operating profit before tax	-	52	242
Gain on disposal	-	-	327
Profit from discontinued operations before tax	-	52	569
Tax on operating profit	-	-	75
Tax arising on disposal	-	-	(11)
Profit from discontinued operations net of tax	-	52	505

The major classes of assets and liabilities classified as held for sale as at 31 December are as follows:

	2008	2007
Assets
Cash and balances at central banks	37	427
Financial assets held for trading	-	1,071
Financial investments	566	3,230
Loans and receivables-banks	79	6,249
Loans and receivables-customers	255	37,336
Equity accounted investments	-	24
Property and equipment	72	1,054
Goodwill and other intangible assets	-	6,124
Accrued income and prepaid expenses	17	386
Other assets	557	4,557
Assets of businesses held for sale	1,583	60,458

Liabilities
Financial assets held for trading	-	379
Due to banks	8	4,280
Due to customers	378	19,937
Issued debt securities	220	8,177
Provisions	12	1,429
Accrued expenses and deferred income	13	495
Other liabilities	233	3,993
Subordinated liabilities	-	1,090
Liabilities of businesses held for sale	864	39,780
Net assets directly associated with disposal business	719	20,678

Net assets directly associated with disposal business represent the balance of net assets and net intercompany funding.

As at 31 December 2008 these balances mainly consisted of the Private Equity businesses and some smaller businesses acquired by Santander in Latin America. As at 31 December 2007 the assets and liabilities of businesses held for sale represent balances of Banca Antonveneta, BU Asset Management and Private Equity.

Cash flows attributable to discontinued operations:

	2008	2007 (1)	2006 (1)

Net cash flows from operating activities	(2,547)	4,409	4,806
Net cash flows from investing activities	(2,446)	(202)	(3,975)
Net cash flows from financing activities	(416)	(1,686)	(1,070)

(1) Comparative amounts have been restated to conform to current presentation.

46           Related parties

The Group has a related party relationship with associates, joint ventures, key management and shareholders of its parent company, RFS Holdings B.V. The shareholders of RFS Holdings B.V. are RBS Group, Santander and the Dutch State. The ultimate consolidating parent of ABN AMRO, RBS Group, is controlled by the UK Government. Both the UK Government and the Dutch State are therefore related parties.

Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operational decisions. The Group enters into a number of banking transactions with related parties in the normal course of business. These transactions, which include loans, deposits and foreign currency transactions, have taken place on an arm’s length basis. These transactions are carried out on commercial terms and at market rates. Employees are offered preferential terms for certain banking products. No allowances for loan losses have been recognised in respect of loans to related parties in 2008 and 2007.

The equity stakes of the Dutch State and UK Government are reflected in the balance sheets of RFS Holdings B.V. and RBS Group plc respectively. Transactions conducted directly with the Dutch State and UK Government are limited to normal banking transactions, taxation and other administrative relationships. In addition the Group participates in the Dutch State treasuries market and utilises the liquidity support made available to all banks regulated by the DNB.

There may be other significant transactions with entities under the common control of or subject to significant influence by the UK Government. These would include, amongst others, loans, deposits, guarantees, fee based relationships, or equity holdings. Disclosure is made of any significant transactions with these entities.

Balances with joint ventures and associates

	2008		2007
	Joint Ventures	Associates	Joint Ventures	Associates

Receivables	143	201	222	161
Liabilities	-	139	83	776
Guarantees given	-	332	-	448
Irrevocable facilities	-	8	-	-
Income received	40	68	43	74
Expenses paid	37	2	64	5
Total	220	750	412	1,464

Balances with Consortium Members

	2008		2007
	RBS	Santander	RBS	Santander

Financial assets held for trading	56,529	1,525	2,821	578
Loans and receivables	7,144	7,900	10,103	112
Other assets	211	-	488	469

Financial liabilities held for trading	59,436	1,519	3,066	362
Due to banks	8,026	2	5,359	211
Other liabilities	838	-	97	-

Guarantees given	23	-	100	9
Irrevocable facilities	-	-	1,343	1
Recoverable facilities	-	10	-	-
Payment commitments	2,181	-	-	-

Financial assets and liabilities positions held for trading with RBS includes positions of which risks have been transferred to RBS in 2008. The assets and liabilities can not be offset under IFRS, however master netting agreements are in place that reduce the credit risk in the assets. As Fortis Bank Nederland N.V. has left the Consortium, no balances have been included for 2008 and comparative balances have not been included to conform with current year presentation.

Balances with Dutch State

2008
Assets
Balances at central banks	1,225
Financial assets held for trading	203
Financial investments – available-for-sale	3,866

Liabilities
Deposits by banks	2,320
Tax balances
Current tax asset	394
Current tax liability	-
Deferred tax asset	719
Deferred tax liability	-
Tax on profit	(21)
Receipts from tax authorities	42

Balances with the UK Government and its related parties

	2008
	Bank of England	Banks	Financial Corporations	Total
Assets
Balances at central banks	30	-	-	30
Debt securities	20	11	-	31
Loans and advances to banks	-	30	-	30
Derivatives	-	-	4	4

Liabilities
Deposits by banks	-	30	-	30
Derivatives	-	-	3	3

UK central and local government	2008
Treasury bills securities held for trading	9
Tax balances
Current tax asset	28
Current tax liability	-
Deferred tax asset	3,320
Deferred tax liability	-
Tax on profit	(2,892)
Receipts from tax authorities	5

47           Subsequent events

On 19 February 2009 Gerrit Zalm, Chairman of the Managing Board of ABN AMRO, announced the composition of the Transition Team to lead the planning for the future new bank comprising of the Dutch State acquired businesses of ABN AMRO and Fortis Bank Nederland. The members of this team are also intended to form the Managing Board of the new bank, which will be chaired by Gerrit Zalm.

On 26 February 2009, as part of their Annual Results 2008, RBS announced a restructuring plan aimed at restoring standalone strength. Assets, business lines and some geographies that are non-core will be transferred to a non-core division for disposal/run down over three to five years. This will include retail and commercial businesses of ABN AMRO in Asia acquired by RBS.

On 27 February 2009 Mark Fisher stepped down from his role of Chairman of the Managing Board of ABN AMRO. He was succeeded by Gerrit Zalm. At the same time, a number of new appointments to the ABN AMRO Managing Board were announced. This Annual Report reflects these appointments.

There have been no other significant events between the year end and the date of approval of these accounts which would require a change to our disclosure in the accounts.

48           Major subsidiaries and participating interests

Unless otherwise stated, the Group’s interest is 100% or almost 100%, on 20 March 2009. Those major subsidiaries and participating interests that are not 100% consolidated but are accounted for under the equity method (a) or proportionally consolidated (b) are indicated separately.

ABN AMRO Bank N.V., Amsterdam

Netherlands

AA Interfinance B.V., Amsterdam
ABN AMRO Arbo Services B.V., Amsterdam
ABN AMRO Effecten Compagnie B.V., Amsterdam
ABN AMRO Hypotheken Groep B.V., Amersfoort
ABN AMRO Jonge Bedrijven Fonds B.V., Amsterdam
ABN AMRO Participaties B.V., Amsterdam
ABN AMRO Ventures II B.V., Amsterdam
Altajo B.V., Amsterdam (50%) (b)
Amstel Lease Maatschappij N.V., Utrecht
Delta Lloyd ABN AMRO Verzekeringen Holding B.V., Zwolle (49%) (a)
Hollandsche Bank-Unie N.V., Rotterdam
IFN Group B.V., Rotterdam
New HBU II N.V., Amstelveen
Solveon Incasso B.V., Utrecht
Stater N.V., Hoevelaken

Europe (Outside the Netherlands)

ABN AMRO Bank (Luxembourg) S.A., Luxembourg
ABN AMRO Bank (Polska) S.A., Warsaw
RBS Bank (Romania) S.A., Bucharest
ABN AMRO Bank (Schweiz) A.G., Zurich
The Royal Bank of Scotland ZAO, Moscow
RBS Corporate Finance Limited, London
Banque Neuflize OBC SA, Paris (99.84%)
CM Capital Markets Holding S.A., Madrid (45.20%) (a)
Delbrück Bethmann Maffei AG, Frankfurt am Main
RBS Hoare Govett Limited, London

North America

ABN AMRO Capital Markets Canada Ltd., Toronto
The Royal Bank of Scotland Mexico S.A. Institucion de Banca Multiple, Mexico City
ABN AMRO WCS Holding Company, New York
ABN AMRO Capital (USA) Inc., Chicago
ABN AMRO Incorporated, Chicago

Latin America

The Royal Bank of Scotland (Chile) S.A., Santiago de Chile
The Royal Bank of Scotland (Colombia) S.A., Bogota
ABN AMRO Securities (Venezuela) C.A., Caracas
RBS Finance (Chile) S.A., Santiago de Chile
RBS Securitizadora S.A., Santiago de Chile

Rest of the World

ABN AMRO Asia Ltd., Hong Kong
RBS Asia Corporate Finance Ltd., Hong Kong
The Royal Bank of Scotland Berhad, Kuala Lumpur
ABN AMRO Bank (China) Co. Ltd., Shanghai
ABN AMRO Leasing (China) Co. Ltd., Beijing
JSC SB RBS (Kazakhstan) Ltd., Almaty (80%)
Royal Bank of Scotland Uzbekistan MB, Tashkent (58.82%)
The Royal Bank of Scotland Limited, Karachi (99.22%)
The Royal Bank of Scotland (Philippines) Inc., Manila
ABN AMRO Central Enterprise Services Private Ltd., Mumbai
ABN AMRO Securities (India) Private Ltd., Mumbai
The Royal Bank of Scotland Securities (Kazakhstan) JSC, Almaty
PT RBS Finance Indonesia, Jakarta
ABN AMRO Australia Pty Ltd., Sydney
ABN AMRO Asset Securitisation Australia Pty Ltd., Sydney
ABN AMRO Corporate Finance Australia Ltd., Sydney
ABNED Nominees Pty Ltd., Sydney
ABN AMRO Equities Australia Ltd., Sydney
ABN AMRO Equity Capital Markets Australia Ltd., Sydney
ABN AMRO Capital Management (Australia) Pty Limited, Sydney
ABN AMRO Investments Australia Ltd., Sydney
ABN AMRO Equity Derivatives New Zealand Limited, Auckland
ABN AMRO New Zealand Ltd., Auckland
ABN AMRO Securities NZ Ltd., Auckland
Saudi Hollandi Bank, Riyadh (40%) (a)

The list of participating interests for which statements of liability have been issued, has been filed with the Chamber of Commerce in Amsterdam.

The majority of the Group’s subsidiaries and participating investments are regulated entities and therefore their ability to transfer funds to the Group is subject to regulatory approvals.

49           Supplemental condensed consolidating financial statements

ABN AMRO Bank N.V. is a wholly owned subsidiary of ABN AMRO Group and is able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the SEC. The Group has fully and unconditionally guaranteed the obligations of ABN AMRO Bank N.V. that have been incurred: this guarantee includes all securities issued by ABN AMRO Bank N.V.

ABN AMRO Bank N.V. utilises an exception in Rule 3-10 of Regulation S-X and therefore does not file its financial statements with the SEC. In accordance with the requirement to qualify for the exception, presented below is condensed consolidating financial information for (i) ABN AMRO Holding N.V., on a standalone basis as guarantor ('Holding Company'); (ii) ABN AMRO Bank N.V. on a standalone basis ('Bank Company'); (iii) other subsidiaries of the Group on a combined basis ('Subsidiaries'); (iv) consolidation adjustments ('Eliminate and reclassify'); and total consolidated amounts ('ABN AMRO consolidated').

The condensed consolidated financial information is prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the IASB, where the Group has applied Rule 3-10 of Regulation S-X which requires a company to account for its investments in subsidiaries using the equity method, differing from IAS 27 which requires the Group account for investments in their subsidiaries at cost subject to impairment.

The following consolidating information presents condensed balance sheets at 31 December 2008 and 2007 and condensed statements of income and cash flows for the years ended 31 December 2008, 2007 and 2006 of Holding Company, Bank Company and its subsidiaries.

The condensed balance sheets at 31 December 2008 and 2007 are presented in the following tables:

Supplemental condensed consolidating balance sheet as at 31 December 2008

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Cash and balances at central banks	-	4,184	1,670	-	5,854
Financial assets held for trading	-	208,132	5,199	(678)	212,653
Financial investments	-	94,144	6,593	(33,676)	67,061
Loans and receivables-banks	-	163,197	113,983	(201,614)	75,566
Loans and receivables-customers	-	193,527	94,339	(17,359)	270,507
Equity accounted investments	17,130	10,097	587	(27,018)	796
Property and equipment	-	1,319	716	-	2,035
Goodwill and other intangible assets	-	674	250	-	924
Assets of businesses held for sale	-	418	1,165	-	1,583
Accrued income and prepaid expenses	-	5,499	1,512	-	7,011
Tax assets	-	4,653	447	-	5,100
Other assets	-	11,498	6,229	-	17,727
Total assets	17,130	697,342	232,690	(280,345)	666,817

Financial liabilities held for trading	-	189,886	2,201	-	192,087
Due to banks	8	154,423	111,344	(171,155)	94,620
Due to customers	-	232,367	24,456	(47,819)	209,004
Issued debt securities	-	74,674	70,976	(34,354)	111,296
Provisions	-	1,113	3,031	-	4,144
Liabilities of businesses held for sale	-	484	380	-	864
Accrued expenses and deferred income	-	6,880	1,538	-	8,418
Tax liabilities	45	278	377	-	700
Other liabilities	-	8,964	6,048	-	15,012
Subordinated liabilities	-	11,147	2,402	-	13,549
Shareholders equity attributable to the parent company	17,077	17,130	9,887	(27,017)	17,077
Minority interests	-	(4)	50	-	46
Total liabilities and equity	17,130	697,342	232,690	(280,345)	666,817

Supplemental condensed consolidating balance sheet as at 31 December 2007

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Cash and balances at central banks	–	11,094	5,656	–	16,750
Financial assets held for trading	–	228,929	16,450	(3,102)	242,277
Financial investments	–	95,344	25,572	(24,481)	96,435
Loans and receivables-banks	–	233,217	98,185	(155,706)	175,696
Loans and receivables-customers	–	275,887	157,705	(35,261)	398,331
Equity accounted investments	31,301	24,116	615	(55,161)	871
Property and equipment	–	1,462	1,547	(262)	2,747
Goodwill and other intangible assets	–	883	1,136	(595)	1,424
Assets of businesses held for sale	–	4,399	52,680	3,379	60,458
Accrued income and prepaid expenses	–	8,818	3,776	(14)	12,580
Tax assets	-	2,971	2,055	(151)	4,875
Other assets	–	5,059	8,320	(610)	12,769
Total assets	31,301	892,179	373,697	(271,964)	1,025,213

Financial liabilities held for trading	–	148,215	7,262	(1)	155,476
Due to banks	906	260,632	122,699	(144,903)	239,334
Due to customers	–	318,204	57,944	(45,796)	330,352
Issued debt securities	–	104,882	97,272	(27,159)	174,995
Provisions	–	685	5,984	(125)	6,544
Liabilities of businesses held for sale	–	–	38,062	1,718	39,780
Accrued expenses and deferred income	–	7,793	4,506	(55)	12,244
Tax liabilities	-	957	703	431	2,091
Other liabilities	52	7,683	11,252	(915)	18,072
Subordinated liabilities	768	11,849	2,998	1	15,616
Shareholders equity attributable to the parent company	29,575	31,301	23,859	(55,160)	29,575
Minority interests	–	(22)	1,156	–	1,134
Total liabilities and equity	31,301	892,179	373,697	(271,964)	1,025,213

The condensed income statements for 2008, 2007 and 2006 are presented in the following tables:

Supplemental condensed consolidating statement of income 2008

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Net interest income	178	4,382	1,223	-	5,783
Results from consolidated subsidiaries	(13,041)	(509)	-	13,550	-
Net commissions	-	1,546	1,083	-	2,629
Trading income	-	(9,765)	441	-	(9,324)
Results from financial transactions	-	(565)	(1,119)	-	(1,684)
Other operating income	-	170	1,968	-	2,138
Total operating income	(12,863)	(4,741)	3,596	13,550	(458)
Operating expenses	1	7,888	3,740	-	11,629
Provision loan losses	-	3,169	218	-	3,387
Operating profit before tax	(12,864)	(15,798)	(362)	13,550	(15,474)
Taxes	45	(2,757)	132	-	(2,580)
Discontinued operations	16,489	6,940	319	(7,259)	16,489
Profit for the year	3,580	(6,101)	(175)	6,291	3,595
Minority interests	-	-	15	-	15
Net profit attributable to shareholders of the parent company	3,580	(6,101)	(190)	6,291	3,580

Supplemental condensed consolidating statement of income 2007

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Net interest income	26	3,545	1,024	–	4,595
Results from consolidated subsidiaries	818	2,151	–	(2,969)	–
Net commissions	–	2,454	1,398	–	3,852
Trading income	–	717	402	–	1,119
Results from financial transactions	–	446	688	–	1,134
Other operating income	–	293	5,005	–	5,298
Total operating income	844	9,606	8,517	(2,969)	15,998
Operating expenses	2	8,805	5,978	–	14,785
Provision loan losses	–	632	85	–	717
Operating profit before tax	842	169	2,454	(2,969)	496
Taxes	15	(649)	176	–	(458)
Discontinued operations	9,021	9,021	1,812	(10,833)	9,021
Profit for the year	9,848	9,839	4,090	(13,802)	9,975
Minority interests	–	–	127	–	127
Net profit attributable to shareholders of the parent company	9,848	9,839	3,963	(13,802)	9,848

Supplemental condensed consolidating statement of income 2006

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Net interest income	66	3,486	671	–	4,223
Results from consolidated subsidiaries	1,948	1,085	–	(3,033)	–
Net commissions	–	2,270	1,371	–	3,641
Trading income	–	2,342	285	–	2,627
Results from financial transactions	–	243	524	–	767
Other operating income	–	478	5,894	-	6,372
Total operating income	2,014	9,904	8,745	(3,033)	17,630
Operating expenses	2	7,318	7,382	–	14,702
Provision loan losses	–	500	168	–	668
Operating profit before tax	2,012	2,086	1,195	(3,033)	2,260
Taxes	30	138	45	–	213
Discontinued operations	2,733	2,733	2,380	(5,113)	2,733
Profit for the year	4,715	4,681	3,530	(8,146)	4,780
Minority interests	–	–	65	–	65
Net profit attributable to shareholders of the parent company	4,715	4,681	3,465	(8,146)	4,715

The condensed consolidating statement of cash flows 2008, 2007 and 2006 are presented in the following tables:

Supplemental condensed consolidating statement of cash flows 2008

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Total net cash flows from operating activities	16,403	(12,469)	(39,722)	(1,627)	(37,415)
Net outflow of investment/sale of securities investment portfolios	-	9,178	9,101	-	18,279
Net outflow of investment/sale of participating interests	-	3	23,859	-	23,862
Net outflow of investment/sale of property and equipment	-	(116)	(226)	-	(342)
Net outflow of investment of intangibles	-	(201)	(78)	-	(279)
Net cash flows from investing activities	-	8,864	32,656	-	41,520
Net increase (decrease) of subordinated liabilities	-	(881)	471	-	(410)
Net increase (decrease) of long-term funding	-	(19,706)	1,335	-	(18,371)
Net increase (decrease) of (treasury) shares	3,708	-	-	-	3,708
Other changes in equity	-	-	7	-	7
Cash dividends paid	(19,213)	-	(1,627)	1,627	(19,213)
Net cash flows from financing activities	(15,505)	(20,587)	186	1,627	(34,279)
Currency translation differences on cash and cash equivalents	-	3,855	120	-	3,975
Cash flows	898	(20,337)	(6,760)	-	(26,199)

Supplemental condensed consolidating statement of cash flows 2007

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Total net cash flows operating activities	113	9,541	(13,928)	(609)	(4,883)
Net outflow of investment/sale of securities investment portfolios	–	148	(4,106)	–	(3,958)
Net outflow of investment/sale of participating interests	–	(27)	15,262	–	15,235
Net outflow of investment/sale of property and equipment	–	(114)	(100)	–	(214)
Net outflow of investment of intangibles	–	(280)	(245)	–	(525)
Net cash flows from investing activities	–	(273)	10,811	–	10,538
Net increase (decrease) of subordinated liabilities	–	(668)	966	–	298
Net increase (decrease) of long-term funding	–	(2,988)	9,339	–	6,351
Net increase (decrease) of (treasury) shares	(1,223)	–	–	–	(1,223)
Other changes in equity	(743)	–	(980)	–	(1,723)
Cash dividends paid	(1,540)	–	(609)	609	(1,540)
Net cash flows from financing activities	(3,506)	(3,656)	8,716	609	2,163
Currency translation differences on cash and cash equivalents	–	(75)	137	–	62
Cash flows	(3,393)	5,537	5,736	–	7,880

Supplemental condensed consolidating statement of cash flows 2006

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Total net cash flows operating activities	1,537	(265)	(2,515)	(3,316)	(4,559)
Net outflow of investment/sale of securities investment portfolios	–	(7,006)	(768)	–	(7,774)
Net outflow of investment/sale of participating interests	–	19	(5,665)	–	(5,646)
Net outflow of investment/sale of property and equipment	–	(125)	(764)	–	(889)
Net outflow of investment of intangibles	–	(261)	(528)	–	(789)
Net cash flows from investing activities	–	(7,373)	(7,725)	–	(15,098)
Net increase (decrease) of subordinated liabilities	–	(1,017)	649	–	(368)
Net increase (decrease) of long-term funding	–	8,943	12,302	–	21,245
Net increase (decrease) of (treasury) shares	(2,061)	–	–	–	(2,061)
Other changes in equity	133	–	80	–	213
Cash dividends paid	(807)	(1,521)	(1,795)	3,316	(807)
Net cash flows from financing activities	(2,735)	6,405	11,236	3,316	18,222
Currency translation differences on cash and cash equivalents	–	71	193	–	264
Cash flows	(1,198)	(1,162)	1,189	–	(1,171)

Other information

The parent company financial statements are included in this condensed consolidating footnote. The number of ordinary shares in issuance at 31 December 2008 was 3,306,843,332 (2007: 1,936,847,516, 2006: 1,936,847,516). The total number of authorised ordinary shares amounts to 8,400,000,400.

Proposed profit appropriation of ABN AMRO Holding N.V., pursuant to article 37.2 and 37.3 of the articles of association, is as follows:

(in millions of euros)	2008	2007	2006
(Release from) / addition to reserves	(15,633)	8,777	2,562
Dividends on ordinary shares	19,213	1,071	2,153
	3,580	9,848	4,715
Dividends on preference shares	-	36	36

[Page 218 intentionally left blank]

[Page 219 intentionally left blank]

[Page 220 intentionally left blank]

[Page 221 intentionally left blank]

[Page 222 intentionally left blank]

[Page 223 intentionally left blank]

Guarantees

ABN AMRO Holding N.V. guarantees all liabilities of ABN AMRO Bank N.V.

Amsterdam, 24 March 2009

Supervisory Board Arthur Martinez André Olijslager Trude Maas–de Brouwer Rob van den Bergh Anthony Ruys Gert-Jan Kramer Ana Maria Llopis Rivas Juan Rodriguez-Inciarte Michael Enthoven Miller McLean	Managing Board Gerrit Zalm Ron Teerlink David Cole Johan van Hall Chris Vogelzang Donald Workman Brad Kopp Michiel de Jong Javier Maldonado

50 SEC FORM 20-F cross reference and other information

SEC Form 20-F cross reference and other information
New disclosure for the combined report AR-20-F

Form 20-F – Item number		Page reference in this document	Form 20-F – Item number		Page reference in this document

1	Identity of Directors, Senior Management	NA	11	Quantitative and Qualitative disclosures	57
	and Advisers			about market risk
2	Offer statistics and expected timetable	NA	12	Description of securities other than	NA
3	Key information			equity securities
	Selected financial data	7	13	Defaults, dividend, arrearages and	NA
	Capitalisation and indebtedness	NA		delinquencies
	Reason for the offer and use of proceeds	NA	14	Material modifications to the rights of	NA
	Risk factors	78		security holders and use of proceeds
4	Information on the Company		15	Controls and procedures	228
	History and development of the Company	10	16A	Audit Committee financial expert	89
	Business Overview	29	16B	Code of Ethics	285
	Organisational structure	10	16C	Principal accountant fees and services	135
	Property, plants and equipment	144	16D	Exemptions from the listing standards	NA
4A	Unresolved staff comments	NA		for audit committees
5	Operating and financial review and		16E	Purchases of equity securities by the	168
	prospects			issuer and affiliated purchases
	Operating results	12	17	Financial statements	NA
	Liquidity and capital resources	26	18	Financial statements	98
	Selected statistical information	250	19	Exhibits	NA
	Research and Development, Patent and	NA
	Licences etc.
	Trend information	284
	Off-balance sheet arrangements	284
	Tabular disclosure of contractual obligations	163
6	Directors, senior management and
	employees
	Directors and senior management	86
	Compensation	196
	Board practices	86
	Employees	97
	Share ownership	282
7	Major shareholders and related party
	transactions
	Major shareholders	282
	Related party transactions	205
	Interest of experts and counsel	NA
8	Financial information
	Consolidated statements and other	98
	financial information
	Significant changes	208
9	The offer and listing	NA
10	Additional information
	Share capital	159/283
	Memorandum and Articles of Association	283
	Material contracts	NA
	Exchange controls	NA
	Taxation	NA
	Dividend and paying agents	NA
	Statement by experts	NA
	Documents on display	290
	Subsidiary information	NA

SECTION 6  OTHER INFORMATION

Management reports	227

Auditor reports	230

Stipulations of the articles of association with respect to profit appropriation	234

Proposed profit appropriation	234

Stipulations of the articles of association of Holding with respect to shares and voting rights	235

OTHER INFORMATION

Management’s report on internal control over financial reporting under the Dutch Code

Under Best practice provision II.1.5 of the Dutch Corporate Governance Code, the ABN AMRO Managing Board is requested to substantiate the operation of the internal risk management and control system during the year under review, and to state its adequacy and effectiveness. In doing so, it shall describe any significant changes that have been made and any major improvements that are planned, and shall confirm that they have been discussed with the Audit Committee and the Supervisory Board.

ABN AMRO’s internal risk management and control system is a process, effected by the Managing Board, management, and other personnel, which is designed to provide reasonable assurance regarding the achievement of objectives in the following categories: (i) effectiveness and efficiency of operations; (ii) reliability of financial reporting; and (iii) compliance with laws and regulations. It has been adjusted and improved during the year under review, to changes resulting from transition of ABN AMRO and its business the Consortium Members.

Different sections of this Annual Report, including Section 3: ‘Risk and the Capital Management’, starting on page 56 elaborate on ABN AMRO’s identified risks, such as credit risk, funding liquidity risk, market risk, financial reporting risk, credit risk, market risk, operational risk, compliance and regulatory risk, legal risk, financial reporting risk, and other risks.

Due to its inherent limitations, ABN AMRO’s internal risk management and control system does not provide certainty on either the realisation of operational and financial business objectives, or that these systems can at all times prevent misstatements, inaccuracies, errors, fraud and non-compliance with rules and regulations.

ABN AMRO’s assessment of the internal risk management and control system is based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. The evaluation of the adequacy and effectiveness of the internal risk management and control system including changes and improvements of it during the year have been discussed with the Supervisory Board and its Audit Committee.

Based on the assessment of the adequacy and effectiveness of the internal risk management and control system, the Managing Board believes that best practice provision II.1.5 of the Dutch Corporate Governance Code, taking into account the recommendations of the Corporate Governance Code Monitoring Committee, is fulfilled.

Amsterdam, 24 March 2009

/s/ Gerrit Zalm
Gerrit Zalm
Chairman of the Managing Board

/s/ David Cole
David Cole
Chief Financial Officer

Management’s report on the Annual Report

The Managing Board certifies that, to the best of their knowledge:

(i)	the financial statements give a true and fair view, in all material respects, of the assets, liabilities, financial position and profit and loss of ABN AMRO Holding N.V. and its consolidated entities;
(ii)	the annual report gives a true and fair view, in all material respects, of ABN AMRO Holding N.V. and its related entities as per 31 December 2008 and their state of affairs during 2008; and
(iii)	the annual report describes the material risks that ABN AMRO is facing.

Amsterdam, 24 March 2009

/s/ Gerrit Zalm
Gerrit Zalm
Chairman of the Managing Board

/s/ David Cole
David Cole
Chief Financial Officer

Management’s report on internal control over financial reporting under section 404 of the Sarbanes-Oxley Act

Under Section 404 of The Sarbanes-Oxley Act of 2002, ABN AMRO is required to assess the effectiveness of its internal control over financial reporting as of 31 December 2008 and report, based on that assessment, whether ABN AMRO’s internal controls over financial reporting are effective.

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

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ABN AMRO’s management assessed the effectiveness of ABN AMRO’s internal control over financial reporting as of 31 December 2008. In making this assessment, ABN AMRO used the criteria established by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. ABN AMRO’s assessment included documenting, evaluating and testing of the design and operating effectiveness of its internal control over financial reporting. The management of ABN AMRO reviewed the results of its assessment with the Supervisory Board and its Audit Committee.

The continuing transition of ABN AMRO to its new Consortium Members may have an impact on the control environment in 2009. This is incorporated and monitored as part of the transition management.

Based on this assessment, management concluded that, as of 31 December 2008, ABN AMRO’s internal control over financial reporting was effective. The effectiveness of ABN AMRO’s internal control over financial reporting as of 31 December 2008 has been audited by Deloitte Accountants B.V., an independent registered public accounting firm, as stated in their report appearing on page 231.

Amsterdam, 24 March 2009

/s/ Gerrit Zalm
Gerrit Zalm
Chairman of the Managing Board

/s/ David Cole
David Cole
Chief Financial Officer

To the Shareholders, Supervisory Board and Managing Board of ABN AMRO Holding N.V.

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheet of ABN AMRO Holding N.V. and subsidiaries (the “Company”) as of 31 December 2008, and the related consolidated statements of income, changes in equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company, before the effects of the retrospective adjustments for (1) the operations discontinued in 2008 as discussed in the Accounting policies, (2) the disclosures for changes in the composition of reportable segments in 2008 as discussed in Note 1 to the consolidated financial statements, and (3) the presentation of discontinued operations in the consolidated statement of cash flows, for the years ended 31 December 2007 and 2006 were audited by other auditors whose report, dated 25 March 2008, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such 2008 consolidated financial statements present fairly, in all material respects, the financial position of the ABN AMRO Holding N.V. and subsidiaries at 31 December 2008, and the result of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited the retrospective adjustments to the 2007 and 2006 consolidated financial statements for (1) the operations discontinued in 2008 as discussed in the Accounting Policies and (2) the disclosures for changes in the composition of reportable segments, as discussed in Note 1 to the consolidated financial statements and (3) the consolidated statement of cash flows restated for the presentation of discontinued operations as discussed in the Accounting Policies. Our procedures included (1) obtaining the Company’s underlying accounting analysis prepared by management of the retrospective adjustments for discontinued operations, reportable segments and cash flows and comparing the retrospectively adjusted amounts to the consolidated financial statements,(2) testing the mathematical accuracy of the accounting analysis, and (3) on a test basis, obtaining the Company’s supporting documentation for these adjustments. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2007 or 2006 consolidated financial statements of the Company other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2007 or 2006 consolidated financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of 31 December 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report, dated 24 March 2009, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Accountants B.V.
Amsterdam, 24 March 2009

To the Shareholders, Supervisory Board and the Managing Board of ABN AMRO Holding N.V.

Report of Independent Registered Public Accounting Firm

We have audited the internal control over financial reporting of ABN AMRO Holding N.V., and subsidiaries (the "Company") as of 31 December 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (the COSO criteria).The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report On Internal Control Over Financial Reporting on page 228. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2008, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated financial statements as of and for the year ended 31 December 2008 of the Company and our report, dated 24 March 2009, expressed an unqualified opinion on those financial statements and includes an explanatory paragraph concerning the retrospective adjustments to the 2007 and 2006 consolidated financial statements.

/s/ Deloitte Accountants B.V.
Amsterdam, 24 March 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and the Managing Board of ABN AMRO Holding N.V.

We have audited, before the effects of adjustments to retrospectively reflect the discontinued operation and the change in the composition of reportable segments, discussed in Note 1 of the consolidated financial statements, the accompanying consolidated balance sheet of ABN AMRO Holding N.V. and subsidiaries as of 31 December 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the two-year period ended 31 December 2007 (the 2007 and 2006 consolidated financial statements before the effects of the retrospective adjustments described above are not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits, before the effects of the adjustments described above, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, before the effects of the adjustments described above, present fairly, in all material respects, the consolidated financial position of ABN AMRO Holding N.V. and subsidiaries as at 31 December 2007, and the consolidated results of their operations and their cash flows for each of the years in the two-year period ended 31 December 2007, in conformity with International Financial Reporting Standards as issued by European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the discontinued operations and the change in the composition of reportable segments described in Note 1 to the consolidated financial statements and accordingly, we do not express an opinion nor any other form of assurance about whether such adjustments are appropriate and have been properly applied.  Those retrospective adjustments were audited by other auditors.

Amsterdam, The Netherlands
25 March 2008

/s/ Ernst & Young Accountants LLP

[Page 233 intentionally left blank]

Stipulations of the articles of association with respect to profit appropriation

The Articles of Association of ABN AMRO Holding N.V. have been amended by a deed of amendment dated 24 November 2008.

Profit is appropriated in accordance with article 37 of the articles of association. The main stipulations with respect to shares currently in issue are as follows:

The Managing Board may decide to make appropriations to reserves, subject to the approval of the Supervisory Board (article 37.2.a.).

The allocation of the amount remaining after these appropriations shall be determined by the General Meeting of Shareholders. The Managing Board, subject to the approval of the Supervisory Board, shall make a proposal to that effect. A proposal to pay a dividend shall be dealt with as a separate agenda item at the General Meeting of Shareholders (article 37.2.a.).

ABN AMRO Holding N.V.’s policy on reserves and dividends shall be determined and can be amended by the Supervisory Board, upon the proposal of the Managing Board. The adoption of and each subsequent amendment to the policy on reserves and dividends shall be discussed and accounted for at the General Meeting of Shareholders under a separate agenda item (article 37.2.b.).

Subject to approval of the Supervisory Board, the Managing Board may make the dividend or interim dividend on the shares payable, at the discretion of the holders, either in cash or, provided it is authorised to issue shares, partly or wholly in shares in the Company’s capital or in a combination thereof, such combination to be determined by the Managing Board (article 37.3.).

Subject to the approval of the Supervisory Board, the Managing Board shall be authorised, in so far as such is permitted by the profit as evidenced by an interim balance sheet drawn up with due observance of the provisions of Section 105, Subsection 4 of Book 2 of the Netherlands Civil Code, to make payable an interim dividend on the shares once or more frequently in the course of any financial year and prior to the approval of the Annual Accounts by the General Meeting of Shareholders (article 37.4.).

Subject to the approval of the Supervisory Board, the Managing Board may decide on a distribution charged against reserves in cash or, if the Board is authorised to issue shares, in the form of shares (article 37.5.).

Proposed profit appropriation

Appropriation of net profit pursuant to article 37.2 and 37.3 of the articles of association:

(in millions of euros)	2008	2007
(Release from) / addition to reserves	(15,633)	8,777
Dividends on ordinary shares	19,213	1,071
	3,580	9,848
Dividends on preference shares	-	36

Stipulations of the articles of association of Holding with respect to shares and voting rights

Each ordinary share of EUR 0.56 face value in the capital of ABN AMRO Holding N.V. entitles the holder to cast one vote. Subject to certain exceptions provided for by law or in the articles of association, resolutions are passed by an absolute majority of the votes cast.

When shares are issued, each holder of shares shall have pre-emptive right, in proportion to the aggregate amount of his shares, except in the case of an issue of shares for a consideration other than in case or an issue of shares to employees of the Company or of a group company.

In the event of the dissolution and liquidation of ABN AMRO Holding N.V., the assets remaining after payment of all debts will be distributed to the holders of ordinary shares on a pro-rata basis.

SECTION 7  ADDITIONAL INFORMATION

Exchange rates	237

ABN AMRO key figures	238

Supervisory Board	240

Managing Board	244

Selected statistical information	250

Major shareholders and ownership	282

Articles of Association	283

Trend information	284

Off-balance sheet arrangements	284

Code of Ethics	285

Central Works Council	286

Abbreviations	288

Documents on display	290

Signatures	291

How to order reports	292

ADDITIONAL INFORMATION

Exchange rates

The following table shows, for the years and months indicated, certain information regarding the Noon Buying Rate in the City of New York for cable transfers in Euros as certified for customs purposes by the Federal Reserve Bank of New York expressed in US dollar.

Value of 1 USD in EUR	At period end (1)	Average rate (2)	High	Low
2002	0.95	1.06	1.16	0.95
2003	0.79	0.89	0.97	0.79
2004	0.74	0.81	0.85	0.73
2005	0.84	0.80	0.86	0.74
2006	0.76	0.76	0.76	0.75
2007	0.68	0.73	0.77	0.67
September 2008	0.71	0.70	0.72	0.68
October 2008	0.79	0.75	0.80	0.71
November 2008	0.79	0.78	0.80	0.77
December 2008	0.72	0.74	0.79	0.70
January 2009	0.78	0.76	0.78	0.72
February 2009	0.79	0.78	0.80	0.77
20 March 2009	0.74	0.78	0.80	0.73

(1)	The period-end rate is the Noon Buying Rate announced on the last day of the period.
(2)
The average rate for each yearly period is the average of the Noon Buying Rates on the last day of each month during the year. The average rate for each monthly period is the average of the Noon Buying Rates of each day of the month.

The Noon Buying Rate on 20 March 2009, the latest practicable date, was 1 USD = EUR 0.7376.

These rates are provided solely for your convenience and are not necessarily the rates used by us in preparation of our consolidated financial statements or in financial data included elsewhere in this report, such as the unaudited translation into USD of the figures as of or for the year ended 31 December 2008 provided for your convenience. We do not make any representation that amounts in USD have been, could have been, or could be converted into euros at any of the above rates.

A significant portion of our assets and liabilities are denominated in currencies other than the Euro. Accordingly, fluctuations in the value of the Euro relative to other currencies, such as the US dollar, can have an effect on our financial performance. See ‘Section 2: Operating results - Operating and Financial Review and Prospects’.

ABN AMRO key figures 3

	2008	1	2007	1	2006	1	2005	1	2004	1	2004	2
Income statement (in millions of euros)
Net interest income	5,828		4,815		4,565		7,043		8,608		9,666
Total non-interest income	(7,931)		7,517		8,082		8,151		7,678		10,127
Total operating income	(2,103)		12,332		12,647		15,194		16,286		19,793
Operating expenses	9,994		11,151		9,763		10,547		12,681		13,687
Provisioning	3,387		717		668		614		607		653
Operating profit before taxes	(15,484)		464		2,216		4,033		2,998		5,451
Profit for the year (IFRS)	3,595		9,975		4,780		4,443		3,940
Net profit	3,580		9,848		4,715		4,382		3,865		4,109
Net profit attributable to ordinary shareholders	3,580		9,848		4,715		4,382		3,865		4,066
Dividends	19,213		1,071		2,153		2,050		1,665		1,706

Balance sheet (in billions of euros)
Shareholders’ equity	17.1		29.6		23.6		22.2		14.8		15.0
Group capital	30.7		46.3		45.1		43.2		33.2		33.0
Due to customers and issued debt securities	320.3		505.3		564.4		487.7		402.6		376.5
Loans and receivables - customers	270.5		398.3		443.3		380.2		320.0		299.0
Total assets	666.8		1,025.2		987.1		880.8		727.5		608.6
Credit related contingent liabilities and committed facilities	105.6		159.3		196.7		187.0		191.5		191.5
Risk-weighted assets	176.0		232.3		280.7		257.9		231.6		231.4

Ratios (in %)
BIS tier 1 ratio	10.88		12.42		8.45		10.62		8.46		8.57
BIS total capital ratio	14.43		14.61		11.14		13.14		11.06		11.26
Efficiency ratio 4	-		90.4		77.2		69.4		77.9		69.2

Number of employees (headcount)
Netherlands	23,016		26,136		25,817		25,597		27,850		28,751
Other countries	32,908		76,417		81,718		67,937		66,721		70,520

Number of branches and offices
Netherlands	593		664		664		665		680		680
Other countries	377		3,590		3,868		2,902		2,818		2,818

Number of countries and territories where present	51		56		58		58		58		63

Prior-year figures have been restated for comparison purposes.
1	These figures have been prepared based on non-GAAP measures.
2	These figures have been prepared to conform with Dutch GAAP.
3
Discontinued operations are not separately disclosed. Income statement figures for 2007 and 2006 have been restated for discontinued operations in accordance with International Financial Reporting Standards (‘IFRS’). 2005 and earlier have not been restated for discontinued operations arising in 2008 and 2007.

4	Negative efficiency ratios have been excluded.

	2003	2	2002	2	2001	2	2000	2	1999	2
Income statement (in millions of euros)
Net interest income	9,723		9,845		10,090		9,404		8,687
Total non-interest income	9,070		8,435		8,744		9,065		6,840
Total operating income	18,793		18,280		18,834		18,469		15,527
Operating expenses	12,585		13,148		13,771		13,202		10,609
Provisioning	1,274		1,695		1,426		585		633
Operating profit before taxes	4,918		3,388		3,613		4,725		4,250
Profit for the year (IFRS)
Net profit	3,161		2,207		3,230		2,498		2,570
Net profit attributable to ordinary shareholders	3,116		2,161		3,184		2,419		2,490
Dividends	1,589		1,462		1,421		1,424		1,250

Balance sheet (in billions of euros)
Shareholders’ equity	13.0		11.1		12.1		12.9		12.4
Group Capital	31.8		30.4		34.3		32.9		29.3
Due to customers and issued debt securities	361.6		360.7		384.9		339.8		284.2
Loans and receivables- customers	296.8		310.9		345.3		319.3		259.7
Total assets	560.4		556.0		597.4		543.2		457.9
Credit related contingent liabilities and committed facilities	162.5		180.3		193.4		187.5		159.0
Risk-weighted assets	223.8		229.6		273.4		263.9		246.4

Ratios (in %)
BIS tier 1 ratio	8.15		7.48		7.03		7.20		7.20
BIS total capital ratio	11.73		11.54		10.91		10.39		10.86
Efficiency ratio	67.0		71.9		73.1		71.5		68.3

Number of employees (headcount)
Netherlands	31,332		32,693		36,984		38,958		37,138
Other countries	81,331		73,745		74,726		76,140		72,800

Number of branches and offices
Netherlands	711		739		736		905		921
Other countries	2,964		2,685		2,836		2,774		2,668

Number of countries and territories where present	66		67		74		76		74

Supervisory Board

As at 24 March 2009, the composition of the Supervisory Board of ABN AMRO Holding N.V. and ABN AMRO Bank N.V. was as follows, including relevant information about the members:

Name	Term expires	Principal occupation	Other relevant positions

Arthur Martinez; 1, 2, 3 (69, American, M) Chairman	2002; 4 2010; 5	Former Chairman and Chief Executive Officer of Sears, Roebuck & Co. Inc.
Non-Executive Director International Flavors and Fragrances, Inc.
Non-Executive Director Liz Claiborne, Inc.
Non-Executive Director PepsiCo., Inc.
Non-Executive Director IAC/Interactive Corp.
Chairman of HSN. Inc.

André Olijslager; 1 (65, Dutch, M) Vice Chairman	2004; 4 2012; 5	Former Chairman of the Board of Management of Royal Friesland Foods N.V.
Vice Chairman of the Supervisory Board of Avebe U.A.
Member of the Supervisory Board of Center Parcs N.V.
Member of the Investment Committee of NPM Capital N.V.
Member of the Management Board of Foundation N.V. Trust Office Unilever
Non-Executive Director of Tourism Real Estate Property (TREP) Holding SE
Chairman Dutch Private Equity and Venture Capital Association (NVP)
Chairman of Stichting Maatschappij en Onderneming (SMO)
Chairman of the Supervisory Board of Friesland College
Chairman of the Advisory Board of ‘Lifelines’ (UMC Groningen)
Member of the Advisory Board of Stichting Nyenrode
Member of the Supervisory Board of Fries Museum/Princessehof

Name	Term expires	Principal occupation	Other relevant positions

Trude Maas - de Brouwer; 2, 3 (62, Dutch, F)	2000; 4 2012; 5	Former President of Hay Vision Society
Member of the Supervisory Board of Schiphol Group
Chairman of the Supervisory Board of Royal Philips Electronics Netherlands (PEN)
Member of the Supervisory Board of Arbo Unie
Member of the Supervisory Board of Twijnstra Gudde Management Consultants B.V.
Chairman of the Supervisory Board of Nuffic (Netherlands Organisation for International Cooperation in Higher Education)
Chairman of Opportunity in Bedrijf (network and knowledge centre for diversity issues)
Chairman of the Bernard van Leer Foundation
Member of the Governing Council of  Van Leer Group Foundation
Member of the curatorium of VNO NCW
Chairman of the Advisory Board of the Dutch Data Protection Authority

Rob van den Bergh; 3 (58, Dutch, M)	2005; 4 2009; 5	Former Chairman of the Executive Board and Chief Executive officer of VNU N.V.
Chairman of the Supervisory Board of N.V. Deli Universal
Member of the Supervisory Board of Pon Holdings, B.V.
Member of the Supervisory Board of NPM Capital N.V.
Member of the Supervisory Board of the Nationale Postcode Loterij
Member of the Supervisory Board of Tom-Tom
Member of the Supervisory Board of Luzac College

Name	Term expires	Principal occupation	Other relevant positions

Anthony Ruys; 2 (61, Dutch, M)	2005; 4 2009; 5	Former Chairman of the Executive Board of Heineken N.V.
Member of the Supervisory Board of Lottomatica S.p.A.
Non-Executive Director of British American Tobacco Ltd.
Vice chairman of the Supervisory Board of Schiphol Group
Chairman of the Supervisory Board of Foundation the Rijksmuseum
Chairman of the Supervisory Board of the Stop Aids Now! Foundation
Member of the Board of the Netherlands Society for International Affairs
Member of the Supervisory Board of Janivo Holding B.V.
Chairman of Foundation Madurodam

Gert-Jan Kramer 1 (66, Dutch, M)	2006; 4 2010; 5	Former Chairman of Fugro N.V.
Vice-chairman of the Supervisory Board of Damen Shipyards Group
Chairman of the Supervisory Board of Scheuten Solar Holding B.V.
Member of the Supervisory Board of Fugro N.V.
Member of the Supervisory Board of Trajectum B.V. (Mammoet B.V.)
Member of the Supervisory Board of N.V. Bronwaterleiding Doorn
Member of the Supervisory Board of Energie Beheer Nederland B.V.
Chairman of the Supervisory Board of Delft University of Technology
Chairman of IRO (Association of Dutch Suppliers of the Oil and Gas Industry)
Member of the Board of Nederland Maritiem Land
Vice-chairman of St. Preferente Aandelen Arcadis N.V.
Chairman of the Board of Amsterdam Sinfonietta
Member of the Board of Stichting Het Concertgebouw Fonds
Member of the Board of Stichting Pieterskerk, Leiden

Ana Maria Llopis Rivas 1 (58, Spanish, F)	2007; 4 2011; 5	Founder and former CEO of Open Bank (the branchless internet bank of the Spanish Santander Group)
Member of the Advisory Board on e-administration to the Minister of Public Administration, Spain
Non-Executive Director of British American Tobacco
Personal strategic and business advisor to Peter Wood, Chairman and CEO of esure (internet insurer)
Executive Chairman ideas4all.com

Juan Rodriguez-Inciarte (56, Spanish, M)	2007, 4 2011, 5	Executive Board Member of Grupo Santander
Managing Director of RFS Holdings B.V.
Member of the US-Spain Councila and Fellow of the Chartered Institute of Bankers in Scotland
Vice Chairman of the Board of Abbey National plc, a fully owned unit of Santander
Member of the Board of Spanish oil company CEPSA

Michael Enthoven 1, 2, 3 (57, Dutch, M)	2008, 4 2012, 5	Advisor at the Ministry of Finance	Managing Director of RFS Holdings B.V. Member of the Supervisory Board of Fortis Bank Nederland N.V. and Fortis Bank Nederland (Holding) N.V. Treasurer of the Leids Universitair Fonds

Miller M McLean (59, British, M)	2009, 4 2013, 5	Group General Counsel and Group Secretary of RBS Group plc
Managing Director of RFS Holdings B.V.
Chairman to the Board of the Whitehall and Industry Group
Director at Adam & Company Group plc
Director at Ulster Bank Group Limited
Chairman of the Trustee of the RBS Pension Fund
Chairman of the Trustee of the RBS Insurance Pension Fund

Age, nationality and gender shown in brackets.
1 Member of the Audit Committee. 2 Member of the Nomination & Compensation Committee. 3 Member of the Compliance Oversight Committee. 4 Year of appointment. 5 Current term expires.

Managing Board

As at 24 March 2009, the composition of the Managing Board of ABN AMRO Holding N.V. and ABN AMRO Bank N.V. was as follows:

Name	Term expires	Principal responsibilities 2009
Gerrit Zalm (56, Dutch, M)	2008 [2] 2012 [3,4]	Chairman Human Resources, Communications and Group Audit
Ron Teerlink (48, Dutch, M)	2009 [2] 2013 [2,4]	Vice Chairman Transition Management Committee
David Cole (47, Dutch and American, M)	2009 [2] 2013 [2,4]	Chief Financial Officer Chief Risk Officer Group Finance Group Risk Group Legal Group Compliance
Javier Maldonado (46, Spanish, M)	2007 [2] 2011 [3,4]	The shared assets included in Central Items
Michiel de Jong (47, Dutch, M)	2008 [2] 2012 [3,4]	Global Transaction Services Regional markets Asia and Europe
Brad Kopp (57, American, M)	2008 [2] 2012 [3,4]	BU Americas
Donald Workman (56, British, M)	2008 [2] 2012 [3,4]	Global Banking and Markets
Johan van Hall (49, Dutch, M)	2009 [2] 2013 [3,4]	Integration and Services
Chris Vogelzang (46, Dutch, M)	2009 [2] 2013 [3,4]	BU Netherlands BU Private Clients International Diamond & Jewelry Group

Age, nationality and gender shown in brackets
1	Managing Board members are appointed until reaching the contractually agreed mandatory retirement age of 65, unless otherwise indicated.
2	Year of appointment.
3	Current term expires.
4	In line with the Dutch Corporate Governance Code these members have been appointed for a maximum period of four years and may be reappointed for a term of not more than four year at a time.

Curriculum vitae

Managing Board members as at 24 March 2009

Gerrit Zalm is the Chief Executive Officer (‘CEO’) of ABN AMRO as of 28 February 2009. He was appointed to the Managing Board on 23 December 2008 in the role of Vice Chairman. Gerrit Zalm is the Board Member responsible for the ABN AMRO businesses acquired by the Dutch state. In 1975 he started working for the Ministry of Finance as an employee of the Economic Affairs section of the Budget Preparation Division. In 1977 he was appointed Head of that section and in 1978 he became Head of the Division. In 1981 he was appointed the Deputy Director for Budgetary Affairs. Two years later Mr Zalm was appointed as the Deputy Director for General Economic Policy at the Ministry for Economic Affairs, and in 1985, he eventually became Director. From 1988, Mr Zalm was employed at the Central Planning Bureau, first as Deputy Director and later as Director. From 1990 he also began teaching Economic Policy at the Vrije Universiteit Amsterdam. Mr Zalm was Minister of Finance during the first and second terms of Dutch Prime Minister Kok from 22 August 1994 until 22 July 2002. During 2002 and 2003, he was a Member of the Dutch Parliament and Chairman of his party’s parliamentary group VVD. From 27 May 2003 until 22 February 2007, Mr Zalm was Minister of Finance and Deputy Prime Minister in the second and third terms of Prime Minister Balkenende. After leaving the Dutch Government in February 2007, Mr Zalm was the CFO and Chief Economist at DSB Bank until December 2008. After completing his secondary education, he studied General Economics at the Vrije Universiteit Amsterdam. He graduated in 1975.

Ron Teerlink is the Vice Chairman of ABN AMRO. He is the Managing Board member responsible for Transition Management. He was appointed to the Managing Board in January 2006. He stepped down from the Managing Board on 1 April 2008 to become CEO Group Manufacturing at RBS. On 28 February 2009 he was re-appointed to the Managing Board. From 2006 till April 2008 he was responsible for the Business Unit (‘BU’) Latin America and expansion of the mid-market strategy in that region; the BU Transaction Banking; Services; and the Consumer Client Segment. He is also responsible for EU Affairs & Market Infrastructure. Mr Teerlink was named Chief Executive Officer of Group Shared Services (‘GSS’) in 2004. Under his leadership, the GSS programme was accelerated and contracts signed with vendors for the partial outsourcing, multi-vendor strategies and off-shoring of IT services. Mr Teerlink was appointed Chief Operating Officer Wholesale Clients business in 2002; Senior Executive Vice President in 2002; and Managing Director Wholesale Clients business/Operations Europe in 2001. Mr Teerlink joined ABN AMRO in 1986 as IT/System analyst, appointed head Project and Development ASI in 1992; International/Director Administration & Organisation, Cologne in 1994; and Director Administration and Organisation in Frankfurt in 1995. From 1999, he was responsible for International Organisation and Information, Amsterdam and Europe/Operations in 2000. He has a Masters degree in Economics, Vrije Universiteit Amsterdam in 1986.

David Cole is the Chief Financial Officer (‘CFO’) and Chief Risk Officer (‘CRO’). He is also responsible for Group Finance, Group Risk, Group Legal and Group Compliance. He was appointed to the Managing Board on 28 February 2009. Mr Cole joined ABN AMRO in Amsterdam in 1984 as a corporate client relationship manager. He held a series of credit and relationship management positions over the next 15 years in New York, Houston, Chicago and Amsterdam before being appointed Executive Vice President and Regional Head of Risk Management for Latin America in 1999, where he was based in Sao Paulo, Brazil. In 2001, Mr Cole returned to Amsterdam to undertake Corporate Centre responsibility within GRM for Credit Portfolio Management. Later that year he was appointed Managing Director and Head of Wholesale Clients (‘WCS’) Change Management. In 2002 Mr Cole became CFO of WCS and in 2004 he was appointed Senior Executive Vice President and Chief Operating Officer of WCS. Mr Cole was appointed Head of Group Risk Management (GRM) for ABN AMRO in January 2006. GRM is responsible for the management of credit, country, market, operational and reputational risk across the bank. He studied at the University of Georgia where he graduated in 1984 (Bachelor of Business Administration). He also studied International Business at Nijenrode University in the Netherlands.

Javier Maldonado is the Managing Board member responsible for the shared assets included in Central Items. He was appointed to the Managing Board in November 2007. Prior to the board appointment, Mr Maldonado worked from 2004 to 2007 at Abbey National plc as Chief Executive of the Wealth Management Division, which includes James Hay, Cater Allen, Abbey International and Abbey Share dealing. He was responsible for the development and delivery of objectives set for the Wealth Management Division which includes: managing over 800 people; development of the structure and organisation of the Wealth Management Division; development of business strategy taking into account the regulatory environment; co-ordination of the areas of support necessary for the development and delivery of the products; analysis of markets, compliance and local regulatory requirements; setting of objectives and budgets for the division. Mr Maldonado was also Head of Complaints and Service Quality Division. From February till October 2006 he was Chief Executive Insurance & Asset Management Division at Abbey. From November 2004 to February 2006, he was Assistant to the Chief Executive Office and Head of Complaints. Prior to his career at Abbey, Mr Maldonado worked at Banco Santander SA from 1995 till 2004 as MD Global M&A & Corporate Finance, MD Legal Department, Head of International Legal Department at Santander Investment New York. He started his career at Baker and McKenzie in 1986. In 1991 he moved to the law firm Hernandez-Canut in Madrid. He has a Juris Doctor Degree, Northwestern University Law School, Chicago and a Law Degree, University of Madrid.

Michiel de Jong is the Managing Board member responsible for Global Banking and Markets Europe and Asia as well as Global Transaction Services. He was appointed to the ABN AMRO Managing Board on 11 April 2008. Mr de Jong started his career with ABN AMRO in 1986. After completing his training in the International Division and Financial Markets in Amsterdam, he held international positions in Singapore (Financial Markets, Corporate Banking), Turkey (Commercial Manager), Hong Kong (Country Manager Hong Kong and China) and Germany (Country Manager). He became Managing Director in 1996 and Senior Executive Vice President in 2006. Mr de Jong has always had direct client and product revenue responsibility. Mr de Jong joined the Management Team of the Wholesale Clients BU in 2005, spearheading ABN AMRO's international network around the world. When BU Europe was established in 2006, he became responsible for all Central and Western European countries. In September 2006, he took over the role of Chief Executive Officer BU Europe. He has a Master of Law from the Vrije Universiteit Amsterdam.

Brad Kopp is the Managing Board member responsible for BU Americas. He was appointed to the Managing Board on 11 April 2008. He was the former Head of Strategy for RBS America and Group Executive Vice President of Corporate Strategy and Development of RBS Citizens, N.A. of Royal Bank of Scotland Group plc. Mr Kopp oversaw all of Citizens Bank's strategic planning and corporate development for RBS' operations in the United States. Mr Kopp was also in charge of Citizens' mergers and acquisitions team and other strategic planning initiatives. He joined Citizens Bank in 1993 as Chief Financial Officer and served as Head of Corporate Strategy and Development from October 1998. Mr Kopp worked for 16 years as an investment banker in New York, most recently with Lehman Brothers. Mr Kopp is a graduate of Harvard College and Harvard Business School.

Donald Workman is the Managing Board member responsible for Global Banking and Markets. He was appointed to the Managing Board on 22 September 2008. Prior to his appointment Mr Workman was Chief Executive, ABN AMRO Global Banking and Markets and has been responsible for the 'Shared Assets' Transition Steering Group in ABN AMRO charged with the disposal of non-core assets such as the private equity portfolios, minority stakes in other banks and investment funds. He is also responsible for the RBS relationship with the Global Markets and Corporate Banking Divisions of Bank of China. Having joined RBS in 1992 Mr Workman has been responsible for a number of large projects including the integration of the corporate banking parts of NatWest into RBS as well as having responsibility for various specialist units within RBS. Having originally a private equity background, he represented the Group on the Board of Southern Water, which was sold last year, and continues to represent the Group on the Board of Star Capital Partners, a specialist infrastructure investor. Before joining RBS he worked at 3i, Castleforth Fund Managers and stockbrokers Laing and Cruickshank where he was head of Corporate Finance. He was educated at the Edinburgh Academy and Magdalen College, Oxford.

Johan van Hall is the Managing Board member responsible for Integration and Services. He was appointed to the Managing Board on 28 February 2009. In 1982 Mr Van Hall joined ABN AMRO, where he started his career as a chartered accountant and registered Electronic Data Processing (‘EDP’) Auditor. In the following 12 years he accepted various responsibilities within EDP Audit, both in and outside the Netherlands. His last role was Global Head of EDP Audit, reporting to the Director of Group Audit. He subsequently changed to the role of Division Information Manager within the domestic division of the bank. In that function he was responsible for among others Information Communication Technology (‘ICT’) strategy, ICT budgeting, end user development and management information. As of 1999 he took responsibility for the development of the Multi Channel Platform, focusing on the development and integration of new distribution channels (including internet, mobile) and customer relationship management systems. Early 2004 Mr van Hall became member of the Management Team of the BU Netherlands, responsible for Business Solutions & Services. This includes, for example: multi channel business services, facility management services, ICT, operations and organisation & process development. Furthermore, he is chairman of the Ambassadors’ Network Diversity & Inclusion within BU Netherlands. Mr van Hall obtained a post master degree in IT Audit at the Vrije Universiteit, Amsterdam in 1989. Two years earlier, he had completed his chartered accountancy studies (NIVRA).

Chris Vogelzang is the Managing Board member responsible for BU Netherlands, BU Private Clients and the International Diamond and Jewelry Group. He was appointed to the Managing Board on 28 February 2009. Mr Vogelzang joined ABN AMRO in 2000 as a Corporate Executive Vice President, responsible for Retail Marketing and later became head of Business Development Netherlands. He was subsequently named head of Consumer Banking Netherlands, responsible for all domestic sales, marketing and product development activities in the consumer market, and was a member of the Management Team of BU Netherlands. Prior to joining ABN AMRO, Mr Vogelzang was with Royal Dutch Shell Group, where he began his career in 1988. While there, he held senior management positions in sales, oil-trading and marketing and had various international assignments in a number of countries in Africa and Europe. In January 2007 Mr Vogelzang was appointed Global Head of Private Clients. He also served as the CEO of Fortis Private Banking between January and October of last year. Mr Vogelzang has a Master of Business degree in Economics (1988), from the University of Groningen.

Situation as at 24 March 2009

Company Secretary
Gwendolyn van Tunen
Business Units (BUs), Segments, Group Functions and Services
Client BUs	Products BUs	Group Functions

BU Netherlands	Global markets business	Group Audit	Group Risk Management
Chris Vogelzang	Donald Workman	Rob Sweitser	Jan Meines

BU Europe	Global Transaction Services	Group Communications	Services
Michiel de Jong	Gerard Hartsink	Sierk Nawijn	Kevin Hanley

BU Americas		Group Compliance
Brad Kopp		Andrew Robinson

BU Asia		Group Legal
Michiel de Jong		John Collins

BU Private Clients		Group Finance
Chris Vogelzang		Petri Hofsté

Group Human Resources
Tony Williams

Senior Executive Vice Presidents as at 24 March 2009

Gerard Hartsink
Petri Hofsté

Selected statistical information

This section of the report contains supplementary information that is more detailed than the data presented in the operational results per BU.

Average Balance Sheet

The following table present ABN AMRO’s average balances, based on month-end averages, and interest amounts and average rates for the years 2008, 2007 and 2006.

Average assets (1)

(in millions of euros, except percentages)	2008			2007			2006
	Average balance	Interest income	Average rate (%)	Average balance	Interest income	Average rate (%)	Average balance	Interest income	Average rate (%)
Balances at central banks
•The Netherlands	5,916	253	4.3	5,562	221	4.0	5,487	160	2.9
• Rest of the world	1,997	58	2.9	2,573	61	2.4	3,180	60	1.9
Financial investments
• The Netherlands	67,512	3,377	5.0	69,871	3,179	4.5	72,458	2,791	3.9
• Rest of the world	15,634	657	4.2	18,294	777	4.2	18,108	751	4.1
Loans and receivables - banks
• The Netherlands	11,977	541	4.5	13,091	589	4.5	11,530	476	4.1
• Rest of the world	13,327	675	5.1	15,255	833	5.5	18,455	735	4.0
Loans and receivables – customers (2)
• The Netherlands	181,576	10,325	5.7	163,815	9,170	5.6	156,426	8,182	5.2
• Rest of the world	124,254	6,194	5.0	147,552	7,904	5.4	126,282	6,185	4.9
Total interest-earning assets	422,193	22,080	5.2	436,013	22,734	5.2	411,926	19,340	4.7
Total interest-earning assets - trading	169,897			258,104			192,454
Subtotal	592,090			694,117			604,380
Non-interest-earning assets	260,672			214,520			191,956
Total average assets	852,762	22,080	2.6	908,637	22,734	2.5	796,336	19,340	2.4

Interest earning assets as a percentage of total interest earning assets
• The Netherlands	63%
• Rest of the world	37%

(1)	Assets temporarily sold (subject to repurchase) are included in the relevant balance sheet item.
(2)	For purpose of presentation in this table, loans include professional securities transactions and public sector which represents central, regional and local governments and governmental authorities.

Average liabilities and group equity

(in millions of euros, except percentages)	2008			2007			2006
	Average balance	Interest expense	Average rate (%)	Average balance	Interest expense	Average rate (%)	Average balance	Interest expense	Average rate (%)
Due to banks
• The Netherlands	60,664	2,598	4.3	63,668	2,743	4.3	54,636	1,710	3.1
• Rest of the world	39,069	1,672	4.3	44,674	1,913	4.3	45,457	1,891	4.2
Due to customers (1)
• The Netherlands	136,403	4,691	3.4	140,954	4,788	3.4	135,051	3,860	2.9
• Rest of the world	89,986	2,817	3.1	113,366	4,326	3.8	98,427	3,357	3.4
Issued debt securities
• The Netherlands	80,803	3,960	4.9	95,801	4,651	4.9	125,348	4,628	3.7
• Rest of the world	30,915	1,196	3.9	36,906	1,870	5.1	27,583	1,318	4.8
Subordinated liabilities
• The Netherlands	11,115	540	4.9	12,862	564	4.4	12,074	567	4.7
• Rest of the world	2,718	163	6.0	3,163	195	6.2	4,323	279	6.5
Internal funding of the trading book	(34,760)	(1,340)	3.9	(74,979)	(2,911)	3.9	(63,967)	(2,493)	3.9
Total interest-bearing	416,913	16,297	3.9	436,415	18,139	4.2	438,932	15,117	3.4
Total interest-bearing securities -trading	179,273			250,807			189,769
Subtotal	596,186			687,222			628,701
Non-interest-bearing liabilities	223,892			195,778			144,808
Group equity	32,684			25,637			22,827

Total average liabilities and equity	852,762	16,297	1.9	908,637	18,139	2.0	796,336	15,117	1.9

Interest bearing liabilities as a percentage of total interest bearing liabilities

• The Netherlands	64%

• Rest of the world	36%
(1)	For presentation in this table, due to customers includes professional securities transactions and savings accounts.
(2)	Equity includes minority interests.

Changes in net interest income - volume and interest rate analysis

The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, changes in interest income and expenses due to changes in volume and in rates for 2008 compared to 2007 and for 2007 compared to 2006. Volume and rate variances have been calculated on the basis of movements in average balances and changes in interest rates. Changes due to a combination of volume and rate have been allocated proportionally.

Assets

(in millions of euros)	2008 over 2007	Volume/Rate changes		2007 over 2006	Volume/Rate changes
	Change interest income	Volume	Rate	Change interest income	Volume	Rate
Balances at central banks
• The Netherlands	32	15	17	61	2	59
• Rest of the world	(3)	(15)	12	1	(13)	14

Financial investments
• The Netherlands	198	(110)	308	388	(103)	491
• Rest of the world	(120)	(112)	(8)	26	8	18

Loans and receivables - banks
• The Netherlands	(48)	(50)	2	113	68	45
• Rest of the world	(158)	(100)	(58)	98	(143)	241

Loans and receivables - customers (1)
• The Netherlands	1,155	1,008	147	988	397	591
• Rest of the world	(1,710)	(1,188)	(522)	1,719	1,104	615
	(654)	(552)	(102)	3,394	1,320	2,074

(1)	For purposes of presentation in this table, loans include professional securities transactions.

Liabilities

(in millions of euros)	2008 over 2007	Volume/Rate changes		2007 over 2006	Volume/Rate changes
	Change interest expense	Volume	Rate	Change interest expense	Volume	Rate
Financial liabilities held for trading	1,571	1,551	20	(418)	(428)	10

Due to banks
• The Netherlands	(145)	(129)	(16)	1,033	315	718
• Rest of the world	(241)	(240)	(1)	22	(33)	55

Due to customers (1)
• The Netherlands	(97)	(156)	59	928	175	753
• Rest of the world	(1,509)	(807)	(702)	969	543	426

Issued debt securities	(1,365)	(1,009)	(356)	575	(770)	1,345

Subordinated liabilities
• The Netherlands	(24)	(81)	57	(3)	36	(39)
• Rest of the world	(32)	(27)	(5)	(84)	(72)	(12)
	(1,842)	(898)	(944)	3,022	(234)	3,256

(1)	Due to customers includes savings accounts.

Yields, spreads and margins

The following table presents selected yield, spread and margin information applicable to ABN AMRO for 2008, 2007 and 2006.

Yields, spreads and margins

(in percentages)	2008	2007	2006
Gross yield (1)
• The Netherlands	5.4	5.2	4.7
• Rest of the world	4.9	5.2	4.7
• Total group	5.2	5.2	4.7

Interest rate spread (2)
• The Netherlands	1.4	1.1	1.4
• Rest of the world	1.4	0.8	0.8
• Total group	1.3	1.0	1.2

Net interest margin (3)
• The Netherlands	1.2	0.9	0.9
• Rest of the world	0.4	0.3	0.3
• Total group	0.7	0.5	0.5

(1)	Gross yield represents the interest rate earned on average interest earning assets.
(2)	Interest rate spread represents the difference between the interest rate earned on average interest earning assets and the rate paid on average interest bearing liabilities.
(3)	Net interest income as a percentage of total interest earning assets.

Assets

Securities

Investment portfolios

For an overview of ABN AMRO’s financial investments at 31 December 2008 and 2007, under IFRS, please refer to Note 15 in Section 5: ’Financial Statements’.

Trading portfolios

For an overview of ABN AMRO’s trading portfolio at 31 December 2008 and 2007, under IFRS, please refer to Note 14 in Section 5: Financial Statements’.

Concentration

At 31 December 2008, ABN AMRO held the following securities positions in issuers, which exceeded 10% of ABN AMRO’s shareholders’ equity at that date:

(in millions of euros)	At 31 December
	2008	2007
German central government	8,358	16,817
Dutch central government	3,687	7,599
French central government	2,986	5,688
Italian central government	2,087	4,696
Brazilian central government	*	4,539
South Korean central government	*	3,549

* not applicable

Loans and receivables – banks

The following table show loans to and receivables from banks.

Loans and receivables – banks

(in millions of euros)	At 31 December
	2008	2007	2006	2005	2004
• The Netherlands	15,041	11,309	15,290	11,256	10,058
• North America	902	1,325	2,488	4,304	5,729
• Rest of the world	59,623	163,064	117,041	93,075	68,071
Total loans to banks	75,566	175,698	134,819	108,635	83,858

The table below shows an analysis of the remaining life of loans to and receivables from banks at 31 December 2008.

Loans and receivables – banks – maturities

(in millions of euros)	Remaining life
	At 31 December 2008
	Within 1 year	After 1 year and within 5 years	After 5 years	Total
• The Netherlands	13,902	611	528	15,041
• North America	902	–	–	902
• Rest of the world	57,247	2,015	361	59,623
Total loans to banks	72,051	2,626	889	75,566

Loans and receivables - customers

ABN AMRO’s loan portfolio consists of loans, overdrafts, assets subject to operating leases, finance lease receivables to governments, corporations and consumers and reverse repurchase agreements. Geographic analyses of loans are, unless otherwise specifically indicated, based on the location of the branch or office from which the loan is made.

Loans and receivables – customers

(in millions of euros)	At 31 December
	2008	2007	2006	2005	2004
Public sector	8,786	5,739	11,567	7,461	6,059
Commercial	138,484	144,613	180,262	152,411	127,044
Consumer	109,298	123,253	135,484	122,708	107,124
Professional securities transactions	13,193	98,270	93,716	74,724	59,269
Multi-seller conduits	5,264	29,457	25,872	25,931	23,700
Total loans (gross)	275,025	401,332	446,901	383,235	323,196
Allowances for impairment	(4,518)	(3,001)	(3,646)	(2,987)	(3,174)
Total loans and receivables - customers	270,507	398,331	443,255	380,248	320,022

The decrease of total loans from EUR 401 billion to EUR 275 billion reflects the transfer of businesses to RBS and the sale of Banco Real and businesses to Santander.

(in millions of euros)	Total loans and receivables customers by geography at 31 December 2008
	Commercial	Consumer	Professional securities transactions	Public sector	Multi-seller conduits	Total
The Netherlands	63,628	102,351	916	1,590	1,698	170,183
Europe	44,712	2,077	8,467	544	-	55,800
North America	9,028	1	3,458	105	-	12,592
Latin America	525	4	-	-	-	529
Asia	16,935	4,003	352	6,547	3,566	31,403
Total	134,828	108,436	13,193	8,786	5,264	270,507

(in millions of euros)	Total loans and receivables customers by geography at 31 December 2007
	Commercial	Consumer	Professional securities transactions	Public sector	Multi-seller conduits	Total
The Netherlands	59,492	102,127	4,599	1,547	9,485	177,250
Europe	42,008	3,769	49,750	1,003	–	94,530
North America	9,355	1	43,402	77	13,970	66,805
Latin America	13,739	11,894	1	350	–	25,984
Asia	18,245	4,235	518	2,762	6,002	31,762
Total	142,839	122,026	98,270	5,739	29,457	398,331

For a breakdown of loans and receivables – customers by region, please refer to Note 38 in Section 5: ‘Financial Statements’.

For a breakdown of credit risk concentrations from credit facilities and guarantees issued, please refer to Note 38 in Section 5: ‘Financial Statements’.

Balances relating to professional securities transactions and multi-seller conduits are not covered by the following analysis as these balances do not share the same characteristics as the main lending activities of the Bank. In particular professional securities transactions are short term in nature.

Outstanding loans

The following table provides an overview of our loans by region and customer type.

Outstanding loans

(in millions of euros)	At 31 December
	2008	2007	2006	2005	2004
The Netherlands
• Public sector	1,590	1,547	3,286	2,300	1,055
• Commercial	66,043	60,189	55,951	56,182	53,788
• Consumer	102,727	102,378	97,600	94,603	88,585
Total The Netherlands	170,360	164,114	156,837	153,085	143,428
Rest of Europe
• Public sector	544	1,003	1,527	1,454	1,826
• Commercial	45,477	42,416	57,425	30,882	23,102
• Consumer	2,384	3,863	12,529	1,539	1,365
Total Rest of Europe	48,405	47,282	71,481	33,875	26,293
North America
• Public sector	105	77	677	735	792
• Commercial	9,206	9,542	42,179	44,693	35,460
• Consumer	–	–	13,017	15,218	9,716
Total North America	9,311	9,619	55,873	60,646	45,968
Latin America
• Public sector	–	350	507	596	82
• Commercial	531	14,085	10,095	8,024	4,714
• Consumer	4	12,601	8,320	7,270	4,246
Total Latin America	535	27,036	18,922	15,890	9,042
Rest of the World
• Public sector	6,547	2,762	5,570	2,376	2,304
• Commercial	17,227	18,381	14,612	12,630	9,980
• Consumer	4,183	4,411	4,018	4,078	3,212
Total Rest of the World	27,957	25,554	24,200	19,084	15,496
Total loans (gross)	256,568	273,605	327,313	282,580	240,227

Maturities

The following table provides an analysis of loan maturities at 31 December 2008. Determinations of maturities are based on contract terms.

Loans maturities

(in millions of euros)	At 31 December 2008
	Within 1 year	After 1 year and within 5 years	After 5 years	Total
The Netherlands
• Public sector	281	632	677	1,590
• Commercial	25,511	23,354	17,178	66,043
• Consumer	7,094	4,678	90,955	102,727
Total The Netherlands	32,886	28,664	108,810	170,360
Rest of Europe
• Public sector	192	120	232	544
• Commercial	29,381	10,632	5,464	45,477
• Consumer	808	520	1,056	2,384
Total Rest of Europe	30,381	11,272	6,752	48,405
North America
• Public sector	8	46	51	105
• Commercial	5,658	1,944	1,604	9,206
Total North America	5,666	1,990	1,655	9,311
Latin America
• Commercial	326	156	49	531
• Consumer	–	2	2	4
Total Latin America	326	158	51	535
Rest of the World
• Public sector	6,489	–	58	6,547
• Commercial	13,776	2,971	480	17,227
• Consumer	2,181	1,371	631	4,183
Total Rest of the World	22,446	4,342	1,169	27,957
Total loans (gross)	91,705	46,426	118,437	256,568

Interest rate sensitivity

The following table analyses at 31 December 2008 the interest rate sensitivity of loans due after one year and within five years, and loans due after five years, broken down by region.

Loans - interest rate sensitivity

(in millions of euros)	At variable rate(1)	At adjustable rate(2)	At fixed rate(3)	Total
Due after 1 and within 5 years
The Netherlands
• Public sector	–	–	632	632
• Commercial	2,001	–	21,353	23,354
• Consumer	233	–	4,445	4,678
Total The Netherlands	2,234	–	26,430	28,664
Rest of Europe
• Public sector	80	–	40	120
• Commercial	8,319	727	1,586	10,632
• Consumer	143	135	242	520
Total Rest of Europe	8,542	862	1,868	11,272
North America
• Public sector	–	46	–	46
• Commercial	61	1,871	12	1,944
• Consumer	–	–	–	-
Total North America	61	1,917	12	1,990
Latin America
• Public sector	–	–	–	–
• Commercial	85	40	31	156
• Consumer	2	–	–	2
Total Latin America	87	40	31	158
Rest of the World
• Public sector	–	–	–	–
• Commercial	2,511	10	450	2,971
• Consumer	687	6	678	1,371
Total Rest of the World	3,198	16	1,128	4,342
Total (gross)	14,122	2,835	29,469	46,426
(1)	Variable rate loans are EURIBOR, London interbank offered rate (LIBOR) and prime rate-based loans as well as adjustable rate loans with fixed interest periods of up to one year.
(2)	Adjustable rate loans are loans with fixed interest rates for a period that is shorter than the entire term of the loan.
(3)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.

Loans - interest rate sensitivity (continued)

(in millions of euros)	At variable rate(1)	At adjustable rate(2)	At fixed rate(3)	Total
Due after 5 years
The Netherlands
• Public sector	3	–	674	677
• Commercial	582	–	16,596	17,178
• Consumer	2,858	–	88,097	90,955
Total The Netherlands	3,443	–	105,367	108,810
Rest of Europe
• Public sector	76	–	156	232
• Commercial	4,397	59	1,008	5,464
• Consumer	850	17	189	1,056
Total Rest of Europe	5,323	76	1,353	6,752
North America
• Public sector	–	30	21	51
• Commercial	28	1,570	6	1,604
• Consumer	–	–	–	–
Total North America	28	1,600	27	1,655
Latin America
• Public sector	–	–	–	–
• Commercial	11	19	19	49
• Consumer	2	–	–	2
Total Latin America	13	19	19	51
Rest of the World
• Public sector	58	–	–	58
• Commercial	214	–	266	480
• Consumer	499	8	124	631
Total Rest of the World	771	8	390	1,169
Total (gross)	9,578	1,703	107,156	118,437

Due within 1 year				91,705
Total (gross) loans				256,568
(1)	Variable rate loans are EURIBOR, London interbank offered rate (LIBOR) and prime rate-based loans as well as adjustable rate loans with fixed interest periods of up to one year.
(2)	Adjustable rate loans are loans with fixed interest rates for a period that is shorter than the entire term of the loan.
(3)	Fixed rate loans are loans for which the interest rate is fixed for the entire term.

Private sector loans by type of collateral

The following table analyses private sector loans by type of collateral at the dates indicated. Unsecured loans include loans for which ABN AMRO has the right to require collateral.

(in millions of euros)	At 31 December
	2008	2007	2006	2005	2004
Commercial
Public authority guarantees	5,712	5,341	5,417	4,404	8,135
Mortgages	5,687	7,742	18,490	28,441	23,956
Securities	2,291	2,606	2,039	3,487	764
Bank guarantees	5,082	9,180	2,954	3,121	3,029
Other types of collateral	48,289	38,772	52,163	50,439	31,781
Unsecured	71,423	80,972	99,199	62,519	59,379
Total commercial loans	138,484	144,613	180,262	152,411	127,044

Consumer
Public authority guarantees	187	141	159	3	151
Mortgages	94,146	95,472	103,272	93,826	79,639
Securities	804	1,120	872	2,074	2,647
Bank guarantees	19	14	31	856	2,414
Other types of collateral	4,861	10,274	12,062	7,077	7,354
Unsecured	9,281	16,232	19,088	18,872	14,919
Total consumer loans	109,298	123,253	135,484	122,708	107,124
Total private sector loans (gross)	247,782	267,866	315,746	275,119	234,168
Total private sector loans (net) (1)	243,265	264,865	312,112	272,132	230,994

(1)
The difference between total private sector loans (gross) and total private sector loans (net) represents ABN AMRO’s specific allowance for loan losses. For a discussion of ABN AMRO’s provisioning policy, refer to Note 18 in Section 5: ‘Financial Statements’.

Commercial Loans by Industry

In 2008 ABN AMRO changed its industry breakdown in order to align with RBS Group reporting based on Standard Industry Codes (‘SIC’) codes. Restating comparative figures prior to 2007 would be impractical, hence these comparatives are presented in line with prior periods’ categorisation.

The following tables analyse commercial loans by industry at the dates indicated.

(in millions of euros)	At 31 December
	2008	2007
Central and local government	523	–
Manufacturing	30,980	28,375
Construction	1,967	2,386
Finance	33,996	36,578
Service industries and other business activities	56,353	57,857
Agriculture, forestry and fishing	5,099	8,220
Property and mortgages	9,566	11,197
Total commercial loans (gross)	138,484	144,613

(in millions of euros)	At 31 December
	2007	2006	2005	2004
Basic material	10,724	15,126	8,263	7,430
Real estate	11,197	23,712	26,301	21,477
Industrial	36,607	39,666	22,757	18,323
Energy	10,699	5,424	7,391	5,584
Financial services	22,573	21,407	22,555	20,967
TMT (media and communications)	10,249	10,092	10,575	9,124
Consumer cyclical	22,242	43,775	36,673	29,771
Consumer non-cyclical	16,992	16,204	12,291	10,618
Health	3,330	4,856	5,605	3,750
Total commercial loans (gross)	144,613	180,262	152,411	127,044
Loan Portfolio by Region

Set out below is an analysis of ABN AMRO’s loan portfolio by region. The loan portfolio of ABN AMRO’s Netherlands, European (outside the Netherlands) and North American operations comprised 89% (2007: 81%) of ABN AMRO’s total loan portfolio at 31 December 2008. The remainder of the total loan portfolio (categorised hereunder ‘Rest of the World’) at 31 December 2008 includes 10% from Asian operations (2007: 9%),  less than 1%  from Latin American operations (2007: 10%) and less than 1% from Middle East and African operations (2007: less than 1%).

The Netherlands loan portfolio

The Netherlands loan portfolio is comprised of loans originated from offices and branches located in the Netherlands. The following tables analyse, at the dates indicated, the Netherlands loan portfolio broken down into the location of the borrower, and, in the case of private sector loans, type of collateral and industry of the borrower.

The Netherlands - loans by customer portfolio

(in millions of euros)	At 31 December
	2008	2007	2006	2005	2004
Public sector
• The Netherlands	421	297	421	480	601
• Rest of Europe	889	874	1,985	1,468	35
• North America	–	–	300	–	–
• Rest of the World	280	376	580	352	419
Total public sector loans (gross)	1,590	1,547	3,286	2,300	1,055
Private sector
• The Netherlands	149,117	141,087	136,362	135,842	129,379
• Rest of Europe	10,750	10,557	7,241	5,941	7,228
• North America	761	973	1,929	2,244	1,341
• Rest of the World	8,142	9,950	8,019	6,758	4,425
Total private sector loans (gross)	168,770	162,567	153,551	150,785	142,373

The Netherlands - private sector loans by type of collateral

(in millions of euros)	At 31 December
	2008	2007	2006	2005	2004
Commercial
Public authority guarantees	1,092	922	2,234	971	5,270
Mortgages	4,111	344	3,660	11,209	10,602
Securities	1,361	379	707	240	138
Bank guarantees	265	204	428	293	495
Other types of collateral	19,198	16,730	15,394	16,012	1,585
Unsecured	40,016	41,610	33,528	27,457	35,698
Total commercial loans (gross)	66,043	60,189	55,951	56,182	53,788
Consumer
Public authority guarantees	186	141	159	–	–
Mortgages	93,045	92,158	83,006	77,412	69,060
Securities	327	566	548	1,526	2,041
Bank guarantees	7	7	9	807	2,403
Other types of collateral	3,868	3,853	6,211	2,545	4,290
Unsecured	5,294	5,653	7,667	12,313	10,791
Total consumer loans (gross)	102,727	102,378	97,600	94,603	88,585
Total private sector loans (gross)	168,770	162,567	153,551	150,785	142,373

The Netherlands - commercial loans by industry

(in millions of euros)	At 31 December
	2008	2007
Central and local government	155	–
Manufacturing	13,915	7,880
Construction	1,251	1,424
Finance	12,723	16,945
Service industries and other business activities	25,869	25,477
Agriculture, forestry and fishing	4,742	5,302
Property and mortgages	7,388	3,161
Total commercial loans (gross)	66,043	60,189

(in millions of euros)	At 31 December
	2007	2006	2005	2004
Basic material	3,494	6,480	3,552	2,978
Real estate	3,161	4,656	10,801	7,723
Industrial	15,535	9,524	3,215	4,604
Energy	2,466	666	892	948
Financial services	11,175	7,798	4,364	13,964
TMT (media and communications)	3,120	1,945	1,465	1,366
Consumer cyclical	11,976	17,981	22,860	15,587
Consumer non-cyclical	8,337	5,193	6,029	5,184
Health	925	1,708	3,004	1,434
Total commercial loans (gross)	60,189	55,951	56,182	53,788

European loan portfolio

The European loan portfolio is comprised of loans made from offices and branches located in Europe, excluding the Netherlands. The following tables analyse, at the dates indicated, the European private sector loan portfolio by type of collateral and industry of the borrower.

Europe - private sector loans by type of collateral

(in millions of euros)	At 31 December
	2008	2007	2006	2005	2004
Commercial
Public authority guarantees	2,749	2,503	1,863	1,799	1,463
Mortgages	1,103	6,646	1,710	1,153	453
Securities	649	1,860	670	2,833	363
Bank guarantees	834	5,298	1,144	1,101	913
Other types of collateral	24,535	10,108	6,580	8,656	9,368
Unsecured	15,607	16,001	45,458	15,340	10,542
Total commercial loans (gross)	45,477	42,416	57,425	30,882	23,102
Consumer
Public authority guarantees	–	–	–	3	151
Mortgages	401	1,827	6,243	251	183
Securities	168	290	132	336	396
Bank guarantees	6	3	5	11	3
Other types of collateral	463	313	1,736	455	109
Unsecured	1,346	1,430	4,413	483	523
Total consumer loans (gross)	2,384	3,863	12,529	1,539	1,365
Total private sector loans (gross)	47,861	46,279	69,954	32,421	24,467

Europe - commercial loans by industry

(in millions of euros)	At 31 December
	2008	2007
Central and local government	276	–
Manufacturing	8,119	7,125
Construction	363	480
Finance	16,139	11,006
Service industries and other business activities	19,413	17,165
Agriculture, forestry and fishing	209	315
Property and mortgages	958	6,325
Total commercial loans (gross)	45,477	42,416

Europe - commercial loans by industry

(in millions of euros)	At 31 December
	2007	2006	2005	2004
Basic material	2,181	3,646	2,750	2,942
Real estate	6,325	5,902	1,423	411
Industrial	11,281	13,109	2,975	2,601
Energy	4,931	2,995	2,847	2,813
Financial services	6,075	7,577	6,587	2,921
TMT (media and communications)	4,012	3,649	8,038	5,698
Consumer cyclical	3,095	14,156	4,269	3,637
Consumer non-cyclical	3,251	5,438	1,292	1,590
Health	1,265	953	701	489
Total commercial loans (gross)	42,416	57,425	30,882	23,102

North American loan portfolio

The following tables analyse, at the dates indicated, the North American private sector loan portfolio by type of collateral and by industry of the borrower. The decrease in balances is mainly attributable to the sale of LaSalle.

North America - private sector loans by type of collateral

(in millions of euros)	At 31 December
	2008	2007	2006	2005	2004
Commercial
Public authority guarantees	1,231	1,616	765	1,227	961
Mortgages	19	22	12,688	15,724	12,565
Securities	–	–	77	73	63
Bank guarantees	493	53	13	871	288
Other types of collateral	464	1,295	22,268	20,083	17,837
Unsecured	6,999	6,556	6,368	6,715	3,746
Total commercial loans (gross)	9,206	9,542	42,179	44,693	35,460
Consumer
Mortgages	–	–	12,694	14,750	9,311
Securities	–	–	32	33	33
Bank guarantees	–	–	–	–	1
Other types of collateral	–	–	22	378	314
Unsecured	–	–	269	57	57
Total consumer loans (gross)	–	–	13,017	15,218	9,716
Total private sector loans (gross)	9,206	9,542	55,196	59,911	45,176

North America - commercial loans by industry

(in millions of euros)	At 31 December
	2008	2007
Central and local government	31	–
Manufacturing	3,109	3,478
Construction	17	44
Finance	2,448	4,075
Service industries and other business activities	3,470	1,725
Agriculture, forestry and fishing	–	29
Property and mortgages	131	191
Total commercial loans (gross)	9,206	9,542

North America - commercial loans by industry
(in millions of euros)	At 31 December
	2007	2006	2005	2004
Basic material	555	2,503	1,135	1,067
Real estate	191	11,849	10,516	10,704
Industrial	2,235	9,331	11,071	7,653
Energy	1,906	1,064	3,091	1,563
Financial services	2,173	3,694	7,937	2,660
TMT (media and communications)	689	1,585	1,479	1,567
Consumer cyclical	845	7,216	5,523	6,703
Consumer non-cyclical	649	3,251	2,745	2,243
Health	299	1,686	1,196	1,300
Total commercial loans (gross)	9,542	42,179	44,693	35,460

Rest of the World loan portfolio

The Rest of the World loan portfolio is comprised of loans made from offices and branches around the world, excluding the Netherlands, Europe and North America. The following tables analyse, at the dates indicated, the Rest of the World private sector loan portfolio by type of collateral and industry of the borrower.

Rest of the World - private sector loans by type of collateral

(in millions of euros)	At 31 December
	2008	2007	2006	2005	2004
Commercial
Public authority guarantees	640	300	555	407	441
Mortgages	454	730	432	355	336
Securities	281	367	585	341	200
Bank guarantees	3,490	3,625	1,369	856	1,333
Other types of collateral	4,092	10,639	7,921	5,688	2,991
Unsecured	8,801	16,805	13,845	13,007	9,393
Total commercial loans (gross)	17,758	32,466	24,707	20,654	14,694
Consumer
Public authority guarantees	1	–	–	–	–
Mortgages	700	1,487	1,329	1,413	1,084
Securities	309	264	160	179	177
Bank guarantees	6	4	17	38	7
Other types of collateral	530	6,108	4,093	3,699	2,642
Unsecured	2,641	9,149	6,739	6,019	3,548
Total consumer loans (gross)	4,187	17,012	12,338	11,348	7,458
Total private sector loans (gross)	21,945	49,478	37,045	32,002	22,152

Rest of the World - commercial loans by industry

(in millions of euros)	At 31 December
	2008	2007
Central and local government	61	-
Manufacturing	5,837	9,893
Construction	336	438
Finance	2,686	4,552
Service industries and other business activities	7,601	13,489
Agriculture, forestry and fishing	148	2,574
Property and mortgages	1,089	1,520
Total commercial loans (gross)	17,758	32,466

Rest of the World - commercial loans by industry

(in millions of euros)	At 31 December
	2007	2006	2005	2004
Basic material	4,494	2,497	1,653	955
Real estate	1,520	1,305	927	679
Industrial	7,556	7,702	3,938	3,605
Energy	1,396	699	605	714
Financial services	3,150	2,338	4,163	965
TMT (media and communications)	2,428	2,913	1,975	1,851
Consumer cyclical	6,326	4,422	4,452	3,651
Consumer non-cyclical	4,755	2,322	2,257	1,803
Health	841	509	684	471
Total commercial loans (gross)	32,466	24,707	20,654	14,694

Analysis of loan loss experience: provisions and allowances for loan losses

For details on ABN AMRO’s provisioning policy please refer to the accounting policies section and Note 18 in Section 5: ‘Financial Statements’.

As ABN AMRO is not required by Dutch regulations to classify loans as ‘non-accrual’, ‘accruing past due’, ‘restructured’ and ‘potential problem’ loans, as defined by the SEC, the tables below are based on available data.

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

Potential credit risk loans

The tables below provide an analysis of ABN AMRO’s doubtful loans for each of the last five years. ‘Doubtful loans’ are all loans classified as ‘doubtful’ or ‘loss’ for which in general a specific provision has been made, although doubtful loans can still be performing. The amounts are stated before deduction of the value of collateral held, the specific allowances carried and interest not recognised.

Doubtful loans

(in millions of euros)	At 31 December
	2008	2007	2006	2005	2004
Non-performing loans (1)
• The Netherlands	3,787	1,300	1,740	2,048	2,400
• Rest of Europe	903	461	3,940	628	864
• North America	453	777	719	933	1,402
• Latin America	-	904	657	834	375
• Rest of the World	720	398	232	293	296
Total non-performing loans	5,863	3,840	7,288	4,736	5,337
Other doubtful loans (2)
• The Netherlands	646	601	852	626	989
• Rest of Europe	656	26	13	14	24
• North America	-	37	6	153	152
• Latin America	10	274	256	68	27
• Rest of the World	131	4	5	2	5
Total other doubtful loans	1,443	942	1,132	863	1,197
Total doubtful loans	7,306	4,782	8,420	5,599	6,534
(1)
Under IFRS, ‘Non-performing loans’ are doubtful loans for which there is objective evidence that not all contractually agreed amounts will be collected and for which an allowance for loan losses is established.

(2)	‘Other doubtful loans’ are potential problem loans on which ABN AMRO charges interest that is included in interest revenue.

Restructured loans

The table below provides a breakdown of the restructured loans per geography.

Restructured loans

(in millions of euros)	At 31 December
	2008	2007	2006	2005	2004
The Netherlands	317	407	315	18	–
Rest of the World	–	610	507	303	149
Total	317	1,017	822	321	149

Non-performing loans

	At 31 December
	2008	2007	2006	2005	2004
Total non-performing loans (in millions of euros)	5,863	3,840	7,288	4,736	5,337
Non-performing loans to private sector loans (gross)	2.37%	1.43%	2.31%	1.72%	2.28%
Allowances for loan losses to private sector loans (gross)	1.82%	1.12%	1.15%	1.09%	1.36%

Provisions for loan losses

The table below show the composition of the aggregate charge to income regarding the allowance for loan losses.

Charge to income

(in millions of euros)	At 31 December
	2008	2007	2006	2005	2004
Net provision	3,387	717	668	614	607

The tables below show the geographical composition of ABN AMRO’s total income charge with respect to provisions loan losses.

Provisions for loan losses

(in millions of euros)	At 31 December
	2008	2007	2006	2005	2004
The Netherlands	2,043	538	316	401	336
North America	113	32	(16)	(177)	116
Rest of the World	1,231	147	368	390	155
Total provisions	3,387	717	668	614	607
Provision/private sector loans	1.37%	0.27%	0.24%	0.22%	0.26%

(in millions of euros)	Provisioning by geographical composition
	Total 2008	The Netherlands	Europe	North America	Latin America	Asia	Total 2007	Total 2006
Provisioning	3,387	2,043	809	113	-	422	717	668
Provisioning to average RWA (bps)	155	175	231	59	-	150	25	22
Average RWA	218	117	35	19	19	28	289	302

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

Allowances

(in millions of euros)	At 31 December
	2008	2007	2006	2005	2004
The Netherlands	2,792	948	1,100	1,646	1,693
North America	178	186	353	180	361
Rest of the World	1,548	1,867	2,193	1,161	1,120
Total allowances for loan losses	4,518	3,001	3,646	2,987	3,174
Banks	46	–	–	–	–
Total allowances	4,564	3,001	3,646	2,987	3,174

Movements in allowances for loan losses

(in millions of euros)	At 31 December
	2008	2007	2006	2005	2004
Balance at beginning of year	3,001	3,646	2,987	3,174	4,304
Acquisitions, dispositions, currency translation differences and other adjustments	(1,055)	194	1,219	196	(579)
Amounts written-off
- Commercial	(226)	(244)	(344)	(322)	(241)
- Consumer	(87)	(242)	(202)	(204)	(60)
Total The Netherlands	(313)	(486)	(546)	(526)	(301)
North America	(131)	(62)	(95)	(178)	(277)
Rest of the World	(411)	(1,399)	(748)	(602)	(828)
Total	(855)	(1,947)	(1,389)	(1,306)	(1,406)
Recoveries
The Netherlands
- Commercial	6	116	9	6	16
- Consumer	6	–	–	10	7
Total The Netherlands	12	116	9	16	23
North America	17	36	26	99	84
Rest of the World	14	192	10	121	63
Total	43	344	45	236	170
Net written-off	(812)	(1,603)	(1,344)	(1,070)	(1,236)
Subtotal	1,134	2,237	2,862	2,300	2,489
Unrecognised interest (1)	43	47	116	73	78
New and increased specific provisions
- The Netherlands	2,164	737	496	470	525
- North America	145	104	131	241	295
- Rest of the World	1,272	445	474	683	421
Total	3,581	1,286	1,101	1,394	1,241
Releases of specific provisions
- The Netherlands	(113)	(83)	(171)	(53)	(166)
- North America	(11)	(36)	(121)	(319)	(95)
- Rest of the World	(27)	(106)	(96)	(172)	(203)
Total	(151)	(225)	(388)	(544)	(464)
Recoveries
- The Netherlands	(12)	(116)	(9)	(16)	(23)
- North America	(17)	(36)	(26)	(99)	(84)
- Rest of the World	(14)	(192)	(10)	(121)	(63)
Total	(43)	(344)	(45)	(236)	(170)
New and increased provisions (net)	3,387	717	668	614	607
Balance at end of year	4,564	3,001	3,646	2,987	3,174

(1)
Unrecognised interest is either (i) booked into a separate account, or (ii) if for administrative reasons it cannot be booked as a specific unpaid interest claim, it is booked directly into the specific allowance for loan losses. Cash receipts of interest on non-performing loans are only recorded as interest revenue if the principal has been fully collected.

Loan impairment by industry

In 2008 ABN AMRO changed ABN AMRO’s industry breakdown in order to align with RBS Group reporting based on SIC codes.

Allowance for loan losses by industry

The following tables analyse the allowance for loan losses by industry at 31 December in each of the last five years.

Allowance for loan impairment by industry

(in millions of euros)	At 31 December
	2008	2007
Central and local government	14	–
Manufacturing	1,930	378
Construction	33	19
Finance	252	144
Service industries and business activities	965	675
Agriculture, forestry and fishing	86	164
Property	70	15
Individuals	32	12
Home mortgages	–	6
Other	273	361
Finance leases and instalment credit	–	–
Total commercial	3,655	1,774
Consumer	863	1,227
Banks	46	–
Total allowance	4,564	3,001

(in millions of euros)	At 31 December
	2007	2006	2005	2004
Basic materials	109	115	165	212
Real estate	49	58	109	104
Industrials	558	338	173	284
Energy	72	103	79	231
Financial services	213	215	299	282
TMT (media and communications)	69	72	81	87
Consumer cyclical	463	1,054	1,010	1,153
Consumer non-cyclical	223	322	207	221
Health	18	67	23	24
Total commercial (1)	1,774	2,344	2,146	2,598
Consumer (2)	1,227	1,302	841	576
Banks	-	-	-	-
Total allowances	3,001	3,646	2,987	3,174

(1)	Commercial loans are evaluated on an individual basis. For more details, see Note 18 in Section 5: ‘Financial Statements’.
(2)	Consumer loans are generally evaluated on a portfolio basis. For more details, see Note 18 in Section 5: ‘Financial Statements’.

Analysis of loans by industry

The following tables analyse the percentage of loans in each industry to total private sector loans at 31 December of each of the last five years.

Loans losses by industry

(in percentages)	At 31 December
	2008	2007
Central and local government	0.4	-
Manufacturing	22.4	19.6
Construction	1.4	1.7
Finance	24.5	25.3
Service industries and other business activities	40.7	40.0
Agriculture, forestry and fishing	3.7	5.7
Property and mortgages	6.9	7.7
Total commercial loans	100.0	100.0

(in percentages)	At 31 December
	2007	2006	2005	2004
Basic materials	7.4	8.3	5.4	5.9
Real estate	7.8	13.2	17.3	16.9
Industrials	25.3	22.0	14.9	14.4
Energy	7.4	3.0	4.9	4.4
Financial services	15.6	11.9	14.8	16.5
TMT (media and communications)	7.1	5.6	6.9	7.2
Consumer cyclical	15.4	24.3	24.0	23.4
Consumer non-cyclical	11.7	9.0	8.1	8.3
Health	2.3	2.7	3.7	3.0
Total commercial loans	100.0	100.0	100.0	100.0

Net provisions for loan losses by industry

The following tables analyse net provisions charges for loan losses by industry each of the last five years.

Loans losses by industry

(in millions of euros)	At 31 December
	2008	2007
Central and local government	8	-
Manufacturing	1,781	-
Construction	18	-
Finance	184	-
Service industries and business activities	570	-
Agriculture, forestry and fishing	54	-
Property	47	-
Home mortgages	5	-
Other	224	68
Total commercial	2,891	68
Total consumer	563	696
Total net provisions	3,454	764
Of which interest in suspense	67	47
Total specific provisions (net)	3,387	717

(in millions of euros)	At 31 December
	2007	2006	2005	2004
Basic materials	17	33	(97)	(2)
Real estate	15	40	8	(13)
Industrials	125	47	(10)	73
Energy	(27)	61	(50)	5
Financial services	86	26	98	40
TMT (media and communications)	7	(44)	(28)	(29)
Consumer cyclical	(181)	237	167	216
Consumer non-cyclical	143	70	75	87
Health	(117)	(64)	59	68
Total commercial	68	406	222	445
Total consumer	696	378	465	240
Total net provisions	764	784	687	685
Of which interest in suspense	47	116	73	78
Total specific provisions (net)	717	668	614	607

Analysis of write-offs by industry

The following tables analyse the amounts written off by industry during the last five years.

Write-offs by industry

(in millions of euros)	At 31 December
	2008	2007
Central and local government	–	–
Manufacturing	108	–
Construction	–	–
Finance	109	–
Service industries and business activities	246	–
Agriculture, forestry and fishing	–	–
Property	–	–
Individuals	–	–
Home mortgages	91	–
Other	51	189
Finance leases and instalment credit	–	–
Total commercial	605	189
Total consumer	207	1,414
Total written-off	812	1,603

(in millions of euros)	At 31 December
	2007	2006	2005	2004
Basic materials	26	60	21	55
Real estate	13	29	13	20
Industrials	(27)	108	117	209
Energy	(9)	22	28	48
Financial services	56	69	39	47
TMT (media and communications)	7	43	16	52
Consumer cyclical	160	232	150	276
Consumer non-cyclical	64	119	68	89
Health	(103)	46	36	52
Other items	2	–	–	–
Total commercial	189	728	488	848
Total consumer	1,414	616	582	388
Total written-off	1,603	1,344	1,070	1,236

Cross-border outstandings

ABN AMRO’s operations involve significant exposure in non-local currencies. Cross-border outstandings are based on the country of domicile of the borrower and are comprised of loans denominated in currencies other than the borrower’s local currency. Cross-border outstandings exceeding 1% of total assets at 31 December 2008, 2007, 2006, 2005 and 2004 are shown in the following tables. These figures are not netted for any legally enforceable written guarantees of principal or interest by domestic or other non-local third parties. At the dates below, there are no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal. The table does not include off-balance sheet items.

Cross-border outstandings

(in millions of euros, except percentages)	Percentage of total assets	Total amount	Commercial	Public sector	Consumer
At 31 December 2008
France	5.04	33,595	26,296	2,232	5,067
United Kingdom	4.89	32,590	16,818	1,119	14,653
United States	3.14	20,956	8,426	5,213	7,317
Spain	2.77	18,474	17,202	177	1,095
Germany	2.34	15,571	3,748	9,074	2,749
Belgium	1.02	6,785	2,261	1,731	2,793
Ireland	0.96	6,428	1,153	285	4,990
Italy	0.96	6,419	1,182	3,054	2,183
Luxembourg	0.75	5,026	1,096	–	3,930
At 31 December 2007
United Kingdom	10.16	104,248	37,807	58	66,383
France	6.11	62,638	42,815	7,464	12,359
Germany	3.37	34,585	6,249	17,699	10,637
United States	2.56	26,212	10,184	3,731	12,297
Spain	2.19	22,419	12,748	1,228	8,443
Italy	1.65	16,958	6,317	6,288	4,353
Japan	1.14	11,642	559	6,486	4,597
Ireland	1.07	11,022	2,835	211	7,976
Belgium	0.86	8,806	2,505	2,718	3,583
At 31 December 2006
United Kingdom	6.14	60,590	33,250	637	26,703
France	5.35	52,817	31,904	7,177	13,736
Germany	4.19	41,313	12,348	23,463	5,502
United States	2.63	25,997	8,226	1,547	16,224
Italy	2.62	25,886	4,533	9,732	11,621
Spain	1.73	17,110	13,015	1,229	2,866
Japan	1.14	11,271	651	7,872	2,748
Ireland	0.95	9,372	1,882	268	7,222
Belgium	0.81	8,043	2,075	2,513	3,455

Cross-border outstandings

(in millions of euros, except percentages)	Percentage of total assets	Total amount	Commercial	Public sector	Consumer
At 31 December 2005
United Kingdom	5.29	46,570	21,200	210	25,160
France	2.37	20,852	13,109	3,250	4,493
Germany	4.87	42,938	10,317	26,424	6,197
United States	2.59	22,771	3,915	3,361	15,495
Italy	2.49	21,920	6,240	11,532	4,148
Spain	1.99	17,546	11,949	2,516	3,081
Japan	2.38	20,982	305	17,935	2,742
Sweden	0.85	7,509	2,355	3,005	2,149
Ireland	0.80	7,017	3,574	557	2,886
Belgium	1.03	9,050	2,331	2,777	3,942
At 31 December 2004
United Kingdom	5.08	30,920	13,505	1	17,414
France	2.21	13,453	5,312	4,945	3,196
Germany	5.91	35,955	9,450	22,702	3,803
United States	2.21	13,424	3,746	3,004	6,674
Italy	2.09	12,716	3,678	5,295	3,743
Spain	1.14	6,960	2,457	2,474	2,029
Belgium	1.54	9,376	1,820	3,653	3,903
Sweden	1.39	8,478	1,699	4,183	2,596

Cross-Border Outstandings Between 0.75% and 1% of Total Assets

Cross-border outstandings to borrowers in countries in which such outstandings amounted to between 0.75% and 1% of total assets totalled EUR 17,873 million at 31 December 2008 (2007: EUR 8,806 million) and related to Ireland, Italy and Luxembourg  (2007: Belgium).

Loan concentrations

One of the principal factors influencing the quality of ABN AMRO’s earnings and loan portfolio is diversification of loans by region, industry and borrower. A concentration exists when loans are made to borrowers, all of whom are subject to approximately the same effects from changes in economic conditions or other factors. Apart from previously disclosed positions on industries and regions at 31 December 2008, there was no concentration of loans exceeding 10% of ABN AMRO’s total loans (gross).

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

(in millions of euros)	2008		2007		2006
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
Banks
The Netherlands
Time deposits (1)	51,647	4.5%	54,845	4.4%	47,346	3.1%
Demand deposits/Current account	9,017	3.3%	8,823	3.9%	7,290	3.0%
Foreign
Time deposits (1)	32,031	4.6%	36,322	4.6%	37,171	4.3%
Demand deposits/Current account	7,038	2.6%	8,352	3.1%	8,286	3.5%

Total customer accounts
The Netherlands
Saving accounts	52,919	3.4%	50,602	3.1%	48,372	2.6%
Time deposits	37,041	4.3%	39,349	4.0%	32,451	3.9%
Demand deposits/Current account	46,443	2.8%	44,513	2.9%	43,186	2.2%
Others			6,490	5.3%	11,042	3.4%
Foreign
Saving accounts	13,724	3.1%	13,822	3.9%	13,197	3.6%
Time deposits (1)	47,807	3.6%	60,817	4.0%	39,876	3.0%
Demand deposits/Current account	28,455	2.4%	30,967	3.2%	30,812	3.8%
Others	-	-	7,760	5.0%	14,542	3.6%

(1)
Includes ABN AMRO’s Eurodollar deposit activities and professional securities transactions. Time deposits are funds for which the original term, the period of notice and interest payable have been agreed with the counterparty.

Deposits of $100,000 or more

At 31 December 2008, deposits of $100,000 or more or the equivalent in other currencies, held in the United States, in time deposits and certificates of deposits by term remaining until maturity were:

Deposits of $ 100,000 or more

(in millions of euros)	At 31 December 2008	At 31 December 2007
3 months or less	3,246	2,294
More than 3 months but less than 6 months	32	52
More than 6 months but less than 12 months	-	56
Over 12 months	37	1,071
Total	3,315	3,473

Short-term borrowings

Short-term borrowings are borrowings with an original maturity of one year or less. These are included in ABN AMRO’s consolidated balance sheet under the items Due to banks, Due to Customers and Issued debt securities. Categories of short-term borrowings for which the average balance outstanding during the preceding three fiscal years was equal to or greater than 30% of consolidated shareholders’ equity at 31 December, were included in the item Debt Securities and consisted of certificates of deposits and commercial paper. An analysis of the balance and interest rates paid on these short-term borrowings is provided below.

(in millions of euros, except percentages)	2008	2007	2006
Year-end balance	30,020	43,396	56,375
Average balance	39,411	52,966	55,494
Maximum month-end balance	47,172	59,185	58,771
Average interest rate during the year	4.3%	4.8%	4.2%
Average interest rate at year-end	3.7%	5.6%	4.8%

Major shareholders and Ownership

On 17 October 2007 RFS Holdings B.V. (‘RFS Holdings’), a company incorporated by RBS, Fortis and Santander acquired 85.6% of ABN AMRO Holding N.V. Through subsequent purchases RFS Holdings increased its stake in ABN AMRO to 99.3% as at 31 December 2007. RFS Holdings started squeeze-out proceedings in order to acquire the remainder of the shares in ABN AMRO from minority shareholders and this procedure was completed on 22 September 2008. As a result RFS Holdings is from that date the sole shareholder of ABN AMRO Holding N.V.

RFS Holdings B.V. is controlled by The Royal Bank of Scotland Group plc, which is incorporated in the UK and registered at 36 St. Andrew Square, Edinburgh, Scotland and The Royal Bank of Scotland Group plc is the ultimate parent company of ABN AMRO Holding N.V.

On 3 October 2008, the Dutch State fully acquired all Fortis’ businesses in The Netherlands, including the Fortis share in RFS Holdings. On 24 December 2008, the Dutch State purchased from Fortis Bank Nederland (Holding) N.V. its investment in RFS Holdings, to become a direct shareholder in RFS Holdings. The shareholdings in RFS Holdings are as follows: RBS - 38.2780%, the Dutch State - 33.8103 % and Banco Santander, S.A. - 27.9117%.

Stock exchange listings

None of the shares in ABN AMRO Holding N.V. are listed.

Development of share capital

On 24 November 2008 the articles of association of ABN AMRO Holding N.V. have been amended. One of the amendments was the conversion of the finance preference shares (with a nominal value of EUR 0.56 each) and the (formerly convertible) preference shares (with a nominal value of EUR 2.24 each) into ordinary shares (with a nominal value of EUR 0.56 each) as follows:

•	each finance preference share was converted into one ordinary shares;
•	each (formerly convertible) preference share was converted into four ordinary shares.

As from 24 November 2008 the issued share capital of ABN AMRO Holding N.V. consists of 3,306,843,332 ordinary shares with a nominal value of EUR 0.56.

Dividend policy

ABN AMRO's policy is to pay dividends on ordinary shares taking account the Group's capital position and prospects.

In this context, the Group expects to pay dividends to RFS Holdings in conjunction with the release of capital arising from the sale, or transfer to Consortium Members, of ABN AMRO's businesses to as part of the separation process to enable RFS Holdings to pay dividends to its shareholders.

Articles of Association

The description set out below is a summary of the material information relating to Holding’s share capital, including summaries of certain provisions of the Articles of Association and applicable Dutch law in effect at the relevant date. The Articles of Association of ABN AMRO Holding N.V. were last amended by a notarial deed executed by Mr R.J.C. van Helden, civil law notary in Amsterdam on 24 November 2008, under register entry number 2008.001536.01. The certificate of no objection of the Ministry of Justice on the amendments to the Articles of Association was issued by the Ministry of Justice under the number N.V. 385573.

As stated in the Articles of Association the object of the Company is:

•
The participation in, collaboration with and financing, administration and management of other enterprises and companies and the performance of all acts, activities and services which are related or may be conducive thereto.

•
The engagement in banking and stockbroking activities, the management of third-party assets, acting as trustee, administrator, executor of wills and executive director, non-executive director or liquidator of companies or other organisations, the provision of insurances and the performance of all other acts and activities which are related or may be conducive thereto, all in the broadest possible sense.

•	The fostering of the direct and indirect interests of all those who are involved in any way in the Company and the safeguarding of the continuity of the Company and its affiliated enterprise(s).

Share capital

The Company’s authorised share capital amounts to EUR 4,704,000,224. It is divided into 8,400,000,400 ordinary shares, each with a nominal value of EUR 0.56. For description of the dividend and voting rights attached to these shares refer to Section 6: ‘Other Information’.

Rights of Shareholders

Any resolution to amend the Articles of Association or dissolve the Company may only be passed by the General Meeting of shareholders following a proposal by the Managing Board which has been approved by the Supervisory Board. A copy of the proposal containing the literal text of the proposed amendments shall be made available for inspection by the holders of shares of the Company at the offices of the Company and at the offices stated in the convocation to the meeting, from the day of convocation to the end of the Meeting. Each holder may obtain a full copy of the proposal free of charge.

Meetings of Shareholders and convocation

General meetings of shareholders shall be held in Amsterdam, or in The Hague, Rotterdam, Utrecht or Haalermmermeer (Schipol). Annual meetings must be held within six months of the end of each financial year. In addition, General meetings of shareholders shall be held as frequently as deemed necessary by the Managing Board or the Supervisory Board and when required by law or by the Articles of Association. General meetings of shareholders shall be convened by the Managing Board or the Supervisory Board, without prejudice to the provisions of Sections 110, 111 and 112 of Book 2 of the Netherlands Civil Code. Convocation shall take place not later than on the fifteenth day prior to the day of the meeting. Convocation shall state the items to be discussed or alternatively notice shall be given that such items may be inspected at the Company’s offices. Proposals to amend the Articles of Association or proposals relating to a reduction of the Company’s capital shall always be included in the actual convocation.

Trend Information

The composition of ABN AMRO's revenues and the structure of ABN AMRO's assets and liabilities are affected by changing economic conditions and changing conditions in financial markets.

The financial and credit markets have been experiencing a sustained period of high volatility, severe dislocations and liquidity disruptions. Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. We expect these conditions to remain in 2009.

The transfer of business to RBS, in line with obtaining synergies and combining risk management, will continue in 2009. This process will reduce the scope of operations by ABN AMRO. The core activities expected to remain will include global transaction services and local market functions.

For further discussion of some of these challenges please refer to our discussion on the current credit market environment in Section 2: ‘Operating Review’ and our 'Risk Factors' section in Section 3: ‘Risk & Capital Management’.

Off-Balance Sheet Arrangements

ABN AMRO has no off-balance sheet exposures that are reasonably likely to have a material adverse effect on liquidity or on the availability of or the requirement for capital resources, and ABN AMRO’s hedging activities are non-speculative. For a discussion of the impact of off-balance sheet commitments and contingent liabilities see Note 34 in Section 5: ‘Financial Statements’.

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

The Business Principles are accessible at www.abnamro.com. A copy of our Business Principles is also available upon request, free of charge, by writing or telephoning us at:
ABN AMRO N.V
P.O. Box 283
1000 EA  Amsterdam
The Netherlands
Tel: +31 20 6289393

Central Works Council

The Central Works Council (CWC) represents the employees of ABN AMRO in The Netherlands region. It is in this capacity that it has regular consultations with the management of the Bank. Ron Teerlink (until mid-March) and Hans Vanbets (until early October) were the CWC’s points of contact within ABN AMRO’s management. During these consultations, the dialogue between the CWC and management was conducted in an open and constructive manner.

On 13 March 2008, the CWC underwent a change in its composition. René Hazebroek succeeded Sacha Scholten as Chairman of the CWC.

During 2008 the CWC remained intensively concerned with the acquisition of ABN AMRO by the Consortium Members. The dismantlement of ABN AMRO gave rise to a large number of plans that demanded close attention from the Council. The most important of these being:

Advice on the transition / separation plan

The CWC gave advice on the transition / separation plan for ABN AMRO. The plan describes which parts of the Bank are to be transferred to the respective Consortium Members and also mentions time lines for the break-up in the legal, IT and financial departments.

In accordance with advice from the CWC, it was agreed with the three Consortium Members that the compensation and benefits package (including pensions) upon transfer from ABN AMRO to one of the Consortium Members would be “comparable, no less favourable”. This entails that the total value of the package must be at least equivalent to the existing ABN AMRO package prior to the acquisition. However, the value of individual items of the package may vary.

HR Principles

The CWC and the Consortium Members entered into an agreement on the ‘HR Principles’. The ‘Principles’ indicate how ABN AMRO, RBS and, prior to October 2008, Fortis deal with HR-related issues in general and particularly in the Netherlands.

Newbank

As a condition of the takeover of ABN AMRO, the European Commission required Fortis to sell part of ABN AMRO’s commercial banking operations in the Netherlands to a third party (known as the EC Remedy). In order to comply with this condition, Fortis decided to sell a portion of the commercial banking branches of ABN AMRO (the Newbank) to Deutsche Bank. The CWC assessed this proposal.

The sale of Newbank to Deutsche Bank should have been completed in October 2008 but was not implemented due to the intervention of the Belgian, Dutch and Luxembourg authorities at Fortis. The CWC has suspended the advisory process and has issued no advice on this matter.

Nationalisation of Fortis

The second half of the year was dominated by the handling of the proposed fast tracks; where certain parts of ABN AMRO were to be transferred to Fortis at an accelerated rate. This process was halted early in October after the Dutch operations of Fortis were nationalised by the Dutch Government. The nationalisation also included the activities that Fortis had previously taken over from ABN AMRO. On 21 November 2008, it was announced that the ABN AMRO parts taken over by the Dutch state and Fortis Bank Netherlands would be merged into a new bank. This decision is tentatively considered a positive development by the CWC.

The CWC applies three criteria in assessing decisions:
1. the continuity and viability of the bank to be newly formed,
2. employment, both in the short and in the long term, and
3. the sustainability of products, remuneration and risk management.

The CWC considers it important that all stakeholders, and particularly the government, politicians and the management of ABN AMRO, fully recognise the significance of these three criteria and apply them as their key decision-making criteria.

Abbreviations

ADR	American Depositary Receipt
AFM	Autoriteit Financiële Markten (Netherlands Authority for the Financial Markets)
AFS	Available-for-sale
ATM	Automated teller machine
AUD	Australian dollar
BIS	Bank for International Settlements
bp	Basis point
BRL	Brazilian real
BU(s)	Business Unit(s)
CAD	(the EU’s) Capital Adequacy Directive
CDS	Credit default swap
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CRD	(the EU’s) Capital Requirements Directive
CWC	(Dutch) Central Works Council
DNB	De Nederlandsche Bank N.V. (Dutch Central Bank)
DNO	Declaration of no-objection
EBITDA	Earnings before interest, taxes, depreciation and amortisation
ECM	Equity Capital Markets
ESC	European Staff Council
EU	European Union
EUR	Euro
EVP	Executive Vice President
FTE	Full-time equivalent (a measurement of number of staff)
FX	Foreign exchange
GAAP	General Accepted Accounting Principles
GBM	Global Banking & Markets
GBP	Great Britain pound
GRM	Group Risk Management
HR	Human Resources
HTM	Held-to-maturity
IAS	International Accounting Standards
IBNI	Incurred-but-not-identified
ID&JG	International Diamond & Jewelry Group
IFRIC	IASB International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IP	Internet Protocol
IT	Information Technology
LIBOR	London Interbank Offered Rate
M&A	Mergers & Acquisitions
MD	Managing director
MD&A	Management’s discussion and analysis
MiFID	(the EU’s) Markets in Financial Instruments Directive
MYR	Malaysian ringgit
NYSE	New York Stock Exchange
OECD	Organisation for Economic Cooperation and Development
OFAC	(US) Office of Foreign Assets Control
OTC	Over-the-counter

PIPE	Private Investments in Public Equity
PKR	Pakistan rupee
ROE	Return on equity
RWA	Risk-weighted assets
SEC	(US) Securities and Exchange Commission
SEPA	Single Euro Payments Area
SEVP	Senior Executive Vice President
SMEs	Small to medium-sized enterprises
SPE	Special purpose entity
TRS	Total return to shareholders
TRY	New Turkish lira
USD	US dollar

Documents on display

For further information with respect to ABN AMRO, we refer you to the filings we have made with the SEC. Statements contained in this Annual Report concerning the contents of any document are not necessarily complete. If a document has been filed as an exhibit to any filing we have made with the SEC, we refer you to the copy of the document that has been filed. Each statement in this Annual Report relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. We are subject to the informational requirements of the US Securities Exchange Act of 1934, as amended, and, in accordance therewith, file reports and other information with the SEC. Our registration statements, including the exhibits and schedules thereto, and such reports and other information, can be inspected and copied at the public reference facilities maintained by the SEC:

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

7.1	Statement regarding computation of ratio of earnings to fixed charges
8.1[6]	List of Subsidiaries
12.1	Certification by the Chairman of the Managing Board pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of periodic financial report pursuant to 18 USC. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act
14.1	Consent of Deloitte Accountants B.V., independent registered public accounting firm
14.2	Consent of Ernst & Young Accountants LLP, independent registered public accounting firm

[1]	Previously filed as an exhibit to our annual report on Form 20-F for the year ended 31 December 2005 filed on 3 April 2006.
[2]	Previously filed as an exhibit to, or incorporated by reference as indicated in, our annual report on Form 20-F for the year ended 31 December 2002 filed on 28 March 2003.
[3]	Previously filed as an exhibit to our annual report on Form 20-F for the year ended 31 December 2003 filed on 31 March 2004.
[4]	Previously filed under cover of Form 6-K on 2 October 2003.
[5]	Previously filed under cover of Form 6-K on 19 February 2004.
[6]	Incorporated herein by reference to Note 48 to our consolidated financial statements included herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this report on its behalf.

ABN AMRO HOLDING N.V. (Registrant)

Date:	27 March 2009	By:	/s/ Gerrit Zalm
			Name:	Gerrit Zalm
			Title:	Chairman of the Managing Board

		By:	/s/ David Cole
			Name:	David Cole
			Title:	Chief Financial Officer

How to order reports

This report can be downloaded from www.abnamro.com.

Printed copies can be ordered:

•	on the internet at www.abnamro.com
•	by phone: +31 20 6288900
+44 20 76721758
•	by e-mail: investor.relations@rbs.com

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

ABN AMRO Holding N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

Mailing address:
P.O. Box 283
1000 EA Amsterdam
The Netherlands

Telephone:
+31 20 6289393
+31 20 6299111

Internet: www.abnamro.nl (Dutch website) and www.abnamro.com (English website). Information on our website does not form part of this Annual Report, unless we expressly state otherwise.