Form 20-F
period 2009-12-31
ABN AMRO HOLDING N V
filed 2010-03-26
CIK 1038727

As filed with the Securities and Exchange Commission on 26 March 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report_______________
For the transition period from ______________ to _____________

Commission file number 1-14624

ABN AMRO HOLDING N.V.
 (Exact name of registrant as specified in its charter)
THE NETHERLANDS
(Jurisdiction of incorporation or organisation)
Gustav Mahlerlaan 10, 1082 PP Amsterdam
The Netherlands
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Guarantee of 5.90% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Trust V	New York Stock Exchange*
Guarantee of 6.25% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Trust VI	New York Stock Exchange**
Guarantee of 6.08% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Trust VII	New York Stock Exchange***
5.90% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Trust V	New York Stock Exchange
6.25% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Trust VI	New York Stock Exchange
6.08% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital VII	New York Stock Exchange
Leveraged CPI Linked Securities due January 13, 2020	NYSE Arca
Structured Hybrid Equity LinkeD Securities (SHIELDS) due January 16, 2014 linked to the S&P 500 Index	NYSE Arca

*	The guarantee is not listed for trading, but is listed only in connection with the registration of the corresponding Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Trust V.
**	The guarantee is not listed for trading, but is listed only in connection with the registration of the corresponding Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Trust VI.
***	The guarantee is not listed for trading, but is listed only in connection with the registration of the corresponding Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Trust VII.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Title of Class	Number of Shares Outstanding
Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Trust V	51,400,000
Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Trust VI	8,000,000
Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Trust VII	72,000,000

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒                                         No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes  ☐                                    No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer    ☐                                    Accelerated filer   ☐                              Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17   ☐                                          Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes   ☐                                   No ☒

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-74703, 333-81400, 333-84044, 333-127660, 333-128619, 333-128621, 333-140798, 333-145751 and 333-149577, and the registration statements on Form F-3 with Registration Nos. 333-162193 and 333-104778-01.

CONTENTS

Section 1	Chairman’s Review	3

Section 2	Information about the Company	5
	Introduction	6
	Information about the Company	8
	Organisational Structure	11
	Selected Financial Data	12

Section 3	Operating Review	15
	Operating and Financial Review and Prospects	16
	Analysis of the Balance Sheet Movements	26
	Total Equity	28
	Capital Ratios	29
	Liquidity and Funding	31
	Offices and Branches	31
	Results of Operation by Segment	32
	Credit Market and Related Exposures	41

Section 4	Risk and Capital Management	43
	Regulation and Supervision	44
	Risk Management	50
	Risk Factors	61
	Legal and Regulatory Proceedings	69
	Ongoing Investigations	69

Section 5	Governance	70
	Boards and Committees	71
	Corporate Governance Codes	77
	ABN AMRO’s Human Resources	80
	Sustainability	80

Section 6	Financial Statements	81
	Consolidated Financial Statements	82
	SEC Form 20-F Cross Reference	189

Section 7	Other Information	190
	Management Reports	191
	Auditor Reports	193
	Stipulations of the Articles of Association with Respect to Profit Appropriation	197

Section 8	Additional Information	199
	Exchange Rates	200
	Supervisory Board	201
	Managing Board	203
	Pro Forma Financial Information	208
	Selected Statistical Information	214
	Major Shareholders and Ownership	236
	Articles of Association	236
	Material Contracts	237
	Trend Information	237
	Off-Balance Sheet Arrangements	238
	Code of Ethics	238
	Central Works Council	239
	Abbreviations	240
	Documents on Display	241
	Signatures	243

SECTION 1     CHAIRMAN’S REVIEW

The year 2009 was marked by further preparations to legally separate the Dutch State acquired businesses from the residual RBS acquired businesses. This separation, which is planned to take place on 1 April 2010, marks one of the last steps of a carefully managed process to split up ABN AMRO. The separation also means a new starting point for two independent banks, the new ABN AMRO Bank N.V. and The Royal Bank of Scotland N.V. At the same time, 2009 was a year of economic uncertainty, requiring increased focus on business as usual in what still was a transitional year.

Results of operations in 2009
In a challenging business climate, ABN AMRO recorded a loss for the period of EUR 4,400 million comprising a loss after tax of EUR 4,499 million from continuing operations, partly offset by a gain after tax from discontinued operations of EUR 99 million. The loss for the period comprises a loss of EUR 4,168 million attributable to the RBS acquired businesses, a loss of EUR 117 million attributable to the Dutch State acquired businesses and a loss of EUR 214 million attributable to Central Items.

The loss for the RBS acquired businesses was significantly lower than the loss reported in 2008 predominantly due to improvements in net trading income, where the business did not experience the large losses on trading counterparties as seen in 2008. Business activities continued to be transferred to the RBS Group causing realisation of losses on these transfers. The loss for the Dutch State acquired businesses is mainly due to lower interest margins, higher loan impairments reflecting the deterioration of the economic climate, higher deposit guarantee scheme charges, and separation and restructuring costs. The loss for Central Items is mainly reflecting the impact of ongoing ramp down activities within this segment.

Separation
ABN AMRO filed the legal demerger documentation with the Amsterdam Chamber of Commerce on 30 September 2009 and confirmed at the beginning of November 2009 that the creditor objection period had successfully ended with no objections filed. On 6 February 2010, the majority of the businesses acquired by the Dutch State were legally demerged from the RBS acquired businesses included in ABN AMRO.

As a result, there are now two separate banks within ABN AMRO Holding, The Royal Bank of Scotland N.V. (‘RBS N.V.’) and a new entity named ABN AMRO Bank N.V. (the new ‘ABN AMRO Bank’). RBS N.V. is the renamed former ABN AMRO Bank N.V., principally containing the activities acquired by the RBS Group comprising of international lending, international transaction services and equities businesses. The strategies and long term objectives of RBS N.V. will be aligned with those of the RBS Group. The new ABN AMRO Bank contains the activities acquired by the Dutch State, comprising Dutch commercial clients (SMEs and corporates), Dutch consumer clients, and Dutch and international private clients including the diamond businesses. The new ABN AMRO Bank and Fortis Bank (Nederland) N.V. will merge in the second half of the year and jointly will roll out a strategy for the combined bank.

Both entities are licensed separately by the Dutch Central Bank. Until final legal separation of the new ABN AMRO Bank from ABN AMRO Holding, which is planned to occur on 1 April 2010, ABN AMRO Holding and the two banks will continue to be governed by the same Managing Board and Supervisory Board as those of ABN AMRO Holding and regulated on a consolidated basis with capital ratios, liquidity measures and exposures being reported to and regulated by the Dutch Central Bank.

An important step that needed to be taken to enable the new ABN AMRO Bank and Fortis Bank (Nederland) N.V. to merge and integrate their activities in 2010 was the sale of part of the Dutch commercial clients’ activities and selected regional branch offices and IFN Nederland B.V. to comply with the European Commission’s requirements for competition (‘EC Remedy’). The sale agreement with Deutsche Bank AG was signed on 23 December 2009. The closing of the sale is expected to take place directly after the legal separation of the new ABN AMRO Bank from ABN AMRO Holding.

Capital
ABN AMRO continued to be well capitalised and exceeded the minimum tier 1 and total capital ratios of 9% and 12.5% respectively (under Basel I as set by the Dutch Central Bank during the transition period of ABN AMRO). The tier 1 ratio at the end of 2009 was 19.9% and the total capital ratio amounted to 25.5%. In 2009, ABN AMRO and its shareholder, RFS Holdings B.V., through which the Consortium Members participate in ABN AMRO Holding, took several capital actions, which were part of an agreed plan for the separation of the businesses, to ensure that at legal separation each individual bank is adequately capitalised with a sound liquidity position.

In 2009 and early 2010 several significant milestones were reached in the separation process, with the creation of two new banks, a transition process which is expected to be completed in 2010 with the legal separation.

On behalf of the Managing Board, I would like to thank all our employees and clients for their continued commitment during another eventful period.

Gerrit Zalm
Chairman of the Managing Board of ABN AMRO Holding N.V.

Amsterdam, 26 March 2010

Section 2     Information about the Company

Introduction	6
Filing	6
Certain definitions	6
Presentation of information	6
Cautionary statement on forward looking statements	7

Information about the Company	8
Corporate information	8
Update on separation	8
EC Remedy	10

Organisational Structure	11

Selected Financial Data	12
Selected Consolidated Income Statement	12
Selected Consolidated Balance Sheet Data	13
Selected Ratios	14

SECTION 2     INFORMATION ABOUT THE COMPANY

Filing
This document contains ABN AMRO’s Annual Report 2009 and will also be filed as ABN AMRO’s Annual Report 2009 on Form 20-F with the United States Securities and Exchange Commission (‘SEC’).

Certain definitions
Throughout this document, ‘ABN AMRO Holding’ means ABN AMRO Holding N.V. The term ‘ABN AMRO’ refers to ABN AMRO Holding and its consolidated subsidiaries. ‘RBS N.V.’ refers to the former ABN AMRO Bank N.V. which was renamed The Royal Bank of Scotland N.V. after the legal demerger. The term ‘new ABN AMRO Bank’ refers to the new entity named ABN AMRO Bank N.V. (previously named ABN AMRO II N.V.), and its consolidated subsidiaries, after the legal demerger. ‘EUR’ refers to euros, while ‘USD’ refers to US dollars.

The terms ‘Consortium’ and ‘Consortium Members’ refer to the banks The Royal Bank of Scotland Group plc (‘RBS Group’), Fortis N.V. and Fortis SA/NV (together ‘Fortis’) and Banco Santander S.A. (‘Santander’) who jointly acquired ABN AMRO Holding on 17 October 2007 through RFS Holdings B.V. (‘RFS Holdings’). On 3 October 2008 the State of the Netherlands (‘Dutch State’) acquired Fortis Bank Nederland (Holding) N.V., including the interest in RFS Holdings that represents the acquired activities of ABN AMRO and effectively became the successor of Fortis in the Consortium Shareholder Agreement.

Furthermore, all references to ABN AMRO Bank N.V. (where it is clear from the context that such reference is not a reference to the new ABN AMRO Bank) shall be deemed to be a reference to RBS N.V.

Presentation of information
Unless otherwise indicated, the financial information contained in this Annual Report has been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) and IFRS as issued by the International Accounting Standards Board (‘IASB’) which vary in certain significant respects from accounting principles generally accepted in the United States (‘US’), or ‘US GAAP’.

All annual averages in this report are based on month-end figures. Management does not believe that these month-end averages present trends materially different from those that would be presented by daily averages.

Certain figures in this document may not sum up exactly due to rounding. In addition, certain percentages in this document have been calculated using rounded figures.

Cautionary statement on forward-looking statements
We have included or incorporated by reference into this report, and from time to time may make in our public filings, press releases or other public statements, certain statements that may constitute ”forward-looking statements” within the meaning of the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. This includes, without limitation, such statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited, to ABN AMRO’s potential exposures to various types of market risks, such as counterparty risk, interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially. These forward-looking statements are not historical facts and represent only ABN AMRO’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond our control.

Other factors that could cause actual results to differ materially from those estimated by the forward looking statements contained in this document include, but are not limited to:

•	the extent and nature of future developments and continued volatility in the credit markets and their impact on the financial industry in general and ABN AMRO in particular;
•	the effect on ABN AMRO’s capital of write downs in respect of credit exposures;
•	risks related to ABN AMRO’s transition and separation process;
•
general economic conditions in the Netherlands and in other countries in which ABN AMRO has significant business activities or investments, e.g. the United Kingdom and the United States, including the impact of recessionary economic conditions on ABN AMRO's revenues, liquidity and balance sheet;

•	actions taken by governments and their agencies to support individual banks and the banking system;
•	monetary and interest rate policies of the European Central Bank, the Board of Governors of the Federal Reserve System and other G-7 central banks;
•	inflation or deflation;
•	unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices;
•	potential losses associated with an increase in the level of substandard loans or non-performance by counterparties to other types of financial instruments;
•	changes in Dutch and foreign laws, regulations and taxes;
•	changes in competition and pricing environments;
•	inability to hedge certain risks economically;
•	adequacy of loss reserves;
•	technological changes;
•	changes in consumer spending, investment and saving habits; and
•	the success of ABN AMRO in managing the risks involved in the foregoing.

Factors that could also adversely affect ABN AMRO’s results, the accuracy of forward-looking statements in this report and the factors discussed here and in the paragraphs ‘Regulation and Supervision’ and ‘Risk factors’ and elsewhere in this report should not be regarded as a complete set of all potential risks or uncertainties. ABN AMRO has economic, financial market, credit, legal and other specialists who monitor economic and market conditions and government policies and actions. However, because it is difficult to predict with complete accuracy any changes in economic or market conditions or in governmental policies and actions, it is hard for ABN AMRO to anticipate the effects that such changes could have on ABN AMRO’s financial performance and business operations. Accordingly, you are cautioned not to place undue reliance on forward-looking statements.

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

Information about the Company

Corporate Information
ABN AMRO Holding N.V. is the parent company of the ABN AMRO consolidated group of companies. ABN AMRO Holding is a public limited liability company, incorporated under Dutch law on 30 May 1990, and registered at Gustav Mahlerlaan 10, 1082 PP Amsterdam, the Netherlands. ABN AMRO provides a broad range of financial services on a worldwide basis, including consumer, commercial and investment banking.

On 17 October 2007 RFS Holdings, a company incorporated, in the Netherlands, by the RBS Group, Fortis and Santander acquired 85.6% of ABN AMRO Holding. After the acquisition, ABN AMRO applied for de-listing of its ordinary shares from Euronext Amsterdam and the New York Stock Exchange. Through subsequent purchases RFS Holdings increased its stake in ABN AMRO to 99.3% as at 31 December 2007. The de-listing of the ABN AMRO Holding ordinary shares and the (formerly convertible) preference shares with a nominal value of €2.24 each from Euronext Amsterdam and the de-listing of its American Depositary Shares (‘ADSs’) from the New York Stock Exchange was effected on 25 April 2008. RFS Holdings started squeeze-out proceedings in order to acquire the remainder of the shares in ABN AMRO from minority shareholders and this procedure was completed on 22 September 2008. As a result in 2008 RFS Holdings became the sole shareholder of ABN AMRO Holding.

RFS Holdings is controlled by RBS Group, which is incorporated in the UK and registered at 36 St. Andrew Square, Edinburgh, Scotland. RBS Group is the ultimate parent company of ABN AMRO Holding.

On 3 October 2008, the Dutch State acquired all Fortis’ businesses in The Netherlands, including the Fortis share in RFS Holdings. On 21 November 2008, the Dutch State announced its intention to integrate the Dutch State acquired businesses of ABN AMRO with Fortis Bank (Nederland) N.V. after completion of the legal demerger and legal separation processes, discussed within this report. On 24 December 2008, the Dutch State purchased from Fortis Bank Nederland (Holding) N.V. its investment in RFS Holdings, to become a direct shareholder in RFS Holdings.

Update on separation
On 6 February 2010 ABN AMRO successfully executed the deed of demerger in accordance with the demerger proposal filed with the Amsterdam Chamber of Commerce on 30 September 2009, thereby demerging the majority of the Dutch State acquired businesses into the new ABN AMRO Bank. Additionally, as part of the overall separation process, some subsidiaries and assets and liabilities were separately transferred to the new legal entity ahead of the execution of the legal demerger. Some further assets and liabilities were separately transferred to the new legal entity around the same time or shortly after the execution of the legal demerger.

Effective at the same date, the existing legal entity ABN AMRO Bank N.V., from which the Dutch State acquired businesses were demerged, was renamed The Royal Bank of Scotland N.V. (‘RBS N.V.’). The legal entity into which the Dutch State acquired businesses were demerged was also renamed, from ABN AMRO II N.V. to ABN AMRO Bank N.V. (‘new ABN AMRO Bank’). RBS N.V. and new ABN AMRO Bank are wholly owned by ABN AMRO Holding. The new ABN AMRO Bank is planned to be legally separated from ABN AMRO Holding on 1 April 2010.

From 6 February 2010 onwards, the name ABN AMRO Bank N.V. will be used by the separate legal entity (registered with the Dutch Chamber of Commerce under number 34334259), which will after legal separation from ABN AMRO Holding be owned by the Dutch State.  Neither the new entity named ABN AMRO Bank nor the Dutch State guarantees the obligations under securities issued by RBS N.V. unless otherwise expressly stated in the terms and conditions of such securities. Similarly, RBS N.V. does not guarantee the obligations under securities issued by the new ABN AMRO Bank unless otherwise expressly stated in the terms and conditions of such securities.

The legal demerger represents the successful execution of the first step in a two step process chosen to effect the legal separation of the assets and liabilities acquired by the Dutch State. The second step, "legal separation", will result in the transfer of the shares of the new ABN AMRO Bank from ABN AMRO Holding to a new holding company (ABN AMRO Group N.V.) fully owned by the Dutch State and independent of ABN AMRO Holding. After the legal separation, ABN AMRO Holding will be renamed RBS Holdings N.V.

Until legal separation, ABN AMRO will continue to be governed by ABN AMRO Holding’s Managing Board and Supervisory Board and regulated on a consolidated basis with capital adequacy, liquidity measures and exposures being reported to and regulated by the Dutch Central Bank (De Nederlandsche Bank). Until legal separation, the Managing Board and Supervisory Board of RBS N.V. and of the new ABN AMRO Bank will be the same as the Managing and Supervisory Boards of ABN AMRO Holding.

RBS N.V. will, after the legal separation, become a majority owned subsidiary of ultimately RBS Group and will be an integral part of the RBS Group. It will principally contain international lending, international transaction services and equities businesses of the RBS Group. These activities will continue to be subject to Dutch Central Bank supervision and on a consolidated basis as part of the RBS Group be subject to UK Financial Services Authority supervision. Due to the change in the business and operating model of RBS N.V. compared to pre-acquisition ABN AMRO Bank N.V., a licence renewal was requested and granted by the Dutch Central Bank on 3 February 2010.

The majority of the businesses acquired by the Dutch State, consisting of the Dutch commercial and retail banking, Dutch and international private clients and diamond businesses, were transferred to the new ABN AMRO Bank at or shortly before the legal demerger.  During the period between the legal demerger and legal separation a small ‘tail’ of predominantly international businesses will continue to be transferred to the new ABN AMRO Bank with a few minor businesses remaining to be transferred after legal separation.  The exact timing of these transfers will be determined by, amongst other things, the granting of regulatory approvals in the countries in which the businesses operate. The new ABN AMRO Bank was granted a banking licence on 13 January 2010.

On 11 March 2010 a request for a Declaration of Non-Objection (‘DNO’) on the separation of ABN AMRO Bank N.V. from ABN AMRO Holding N.V. by means of sale to ABN AMRO Group N.V. was submitted to the Dutch Central Bank. This sale is planned to be executed on 1 April 2010.

The following diagram details the demerger and legal separation process in steps.

1.	The part of the assets and liabilities that are not allocated to any of the Consortium Members, the so-called Shared Assets, are not included in this overview.
2.
The structure shown represents the position after a transitional phase, during which the Dutch State and Santander will continue to hold a stake in RFS Holdings commensurate to their holding in remaining Shared Assets and any other businesses subject to later separation.

EC Remedy

RBS N.V.
On 26 November 2009, RBS Group and The Royal Bank of Scotland plc (‘RBS plc’) signed an accession agreement to the UK Government's Asset Protection Scheme ('APS'). This scheme also covers a pool of assets within the RBS acquired businesses in ABN AMRO Holding N.V. (the future RBS Holdings N.V.) to further strengthen the capital position and de-risk the earnings of the future RBS N.V. Group businesses.

On 26 November 2009, RBS Group also entered into a State Aid Commitment Deed with Her Majesty's Treasury ('HM Treasury') containing commitments and undertakings given by RBS Group to HM Treasury that are designed to ensure that HM Treasury is able to comply with the commitments given by it to the European Commission for the purpose of obtaining State aid approval.

As part of these commitments, and unless the European Commission agrees otherwise, the hybrid capital instruments existing on 24 November 2009 which are retained in the future RBS Holdings N.V. Group after separation is complete will be subject to a restriction on the payment of dividends and coupons and on the exercise of any call rights, unless in any such case there is a legal obligation to do so, for an effective period of two years after the proposed capital restructuring of RFS Holdings B.V. (which is intended to take place soon after separation) and following the expiry of any "pusher" periods (which will last for 12 months) following separation and such capital restructuring.

The new ABN AMRO Bank
To comply with the European Commission’s requirements for competition, ABN AMRO and Deutsche Bank AG signed a Share Purchase Agreement on 23 December 2009 confirming the agreements reached for the sale of New HBU II N.V. ('New HBU II') and IFN Finance B.V. ('IFN Finance'). The sale price agreed for New HBU II and IFN Finance, including a guarantee provided for 75% of future credit losses ('credit umbrella') and an amount to cover other liabilities and costs, is EUR 700 million.

The closing of the New HBU II and IFN Finance transaction is planned to take place after legal separation according to the conditions of the agreement. ABN AMRO has considered the impact of the transaction on results and capital ratios and considers that the transaction will have a negative impact of between EUR 800 and EUR 900 million. This total loss includes a provision for the expected cost of the credit umbrella. The new ABN AMRO Bank expects to account for these losses when, after legal separation, the conditions for effecting the closing have been met.

Organisational Structure

From 1 January 2009, ABN AMRO is comprised of three reportable segments, namely the “RBS acquired”, “Dutch State acquired” and “Central Items” segments. This segmentation reflects the focus of and the governance created by the Managing Board on the separate identification and subsequent legal separation of the Dutch State acquired businesses from the residual RBS acquired businesses and remaining Shared Assets in order to create two separate independent banks.

The “RBS acquired” segment represents the businesses acquired by the RBS Group and not sold or transferred to RBS plc. It principally contains the international lending, international transaction services with operations in Europe, Asia and the Americas and the equities business. It also includes some retail and commercial businesses in Asia and South America that are to be divested.

The “Dutch State acquired” segment serves Dutch commercial clients, Dutch consumer clients, and Dutch and international private clients, and includes the International Diamond and Jewelry business.

The “Central Items” segment includes items that are not allocated to but are economically shared by the Consortium Members as well as settlement amounts accruing to Santander arising from the disposal of Banco Real and other sales and settlements of Santander acquired businesses completed in 2008. In addition, prior to April 2008, the majority of the Group Asset and Liability Management portfolios were economically shared. Since the allocation of these portfolios was effected on the basis of prospective agreements between Consortium Members, the results on these portfolios prior to this date are reported in Central Items.

Selected Financial Data

The selected financial data set out below has been derived from ABN AMRO’s audited consolidated financial statements for the periods indicated. ABN AMRO’s consolidated financial statements for each of the years ended 31 December 2009 and 2008 have been audited by Deloitte Accountants B.V. and the consolidated financial statements for each of the years ended 2007, 2006 and 2005 have been audited by Ernst & Young Accountants LLP, both independent auditors. The selected financial data is only a summary and should be read in conjunction with and is qualified by reference to the consolidated financial statements and notes included elsewhere in this report and the information provided in this section.

Selected Consolidated Income Statement

	As at 31 December
	2009 (1)	2009	2008	2007	2006	2005 (2)
	(in millions of USD)	(in millions of euros)
Net interest income	6,486	4,648	5,783	4,595	4,223	8,785
Net fee and commission income	3,099	2,221	2,629	3,852	3,641	4,691
Net trading income	2,180	1,562	(9,324)	1,119	2,627	2,621
Results from financial transactions	(3,078)	(2,206)	(1,684)	1,134	767	1,281
Share of result in equity accounted investments	35	25	106	223	186	263
Other operating income	11	8	306	1,239	873	1,056
Income of consolidated private equity holdings	608	436	1,726	3,836	5,313	3,637
Total income/(loss)	9,341	6,694	(458)	15,998	17,630	22,334
Operating expenses	12,301	8,815	11,629	14,785	14,702	16,301
Loan impairment and other credit risk provisions	3,898	2,793	3,387	717	668	635
Total expenses	16,199	11,608	15,016	15,502	15,370	16,936
Operating profit/(loss) before tax	(6,858)	(4,914)	(15,474)	496	2,260	5,398
Tax	(579)	(415)	(2,580)	(458)	213	1,142
Profit/(loss) from continuing operations	(6,279)	(4,499)	(12,894)	954	2,047	4,256
Profit from discontinued operations net of tax	138	99	16,489	9,021	2,733	187
Profit/(loss) for the year	(6,141)	(4,400)	3,595	9,975	4,780	4,443

Attributable to shareholders of the parent company	(6,139)	(4,399)	3,580	9,848	4,715	4,382
Dividends on ordinary shares	-	-	19,213	1,071	2,153	2,050

(1) Solely for the convenience of the reader, euro amounts have been translated into US dollars at an exchange rate of 1 USD = EUR 0.7166, which is the rate equal to the average of the month-end rates for 2009.
(2) Selected financial data for 2005 has not been restated for discontinued operations arising in 2008 and 2007. Income statement figures for 2008, 2007 and 2006 have been restated for discontinued operations in accordance with International Financial Reporting Standards (‘IFRS’).

Selected Consolidated Balance Sheet Data

	As at 31 December
	2009 (1)	2009	2008	2007	2006	2005
	(in millions of USD)	(in millions of euros)
Assets
Financial assets held for trading	112,476	78,058	212,653	242,277	205,736	202,055
Financial investments	107,921	74,897	67,061	96,435	125,381	123,774
Loans and receivables – banks	57,146	39,659	75,566	175,696	134,819	108,635
Loans and receivables – customers	314,476	218,246	270,507	398,331	443,255	380,248
Total assets	676,290	469,345	666,817	1,025,213	987,064	880,804

Liabilities
Financial liabilities held for trading	90,327	62,687	192,087	155,476	145,364	148,588
Due to banks	66,491	46,145	94,620	239,334	187,989	167,821
Due to customers	283,354	196,648	209,004	330,352	362,383	317,083
Issued debt securities	137,839	95,660	111,296	174,995	202,046	170,619
Subordinated liabilities	20,957	14,544	13,549	15,616	19,213	19,072
Total liabilities	649,033	450,429	649,694	994,504	961,169	856,652

Equity
Equity attributable to shareholders of the parent company	27,205	18,880	17,077	29,575	23,597	22,221
Equity attributable to non-controlling interests	52	36	46	1,134	2,298	1,931
Total equity	27,256	18,916	17,123	30,709	25,895	24,152

(1) Solely for the convenience of the reader, euro amounts have been translated into US dollars at an exchange rate of 1 USD = EUR 0.6940, which is the year-end rate for 2009.

Selected Ratios (1)

	At or for the year ended 31 December
	2009	2008	2007	2006	2005
	(in percentages)
Profitability ratios
Net interest margin (2)	0.8	0.7	0.5	0.5	1.1
Non-interest income to total operating income (3)	30.6	-	71.3	76.0	60.7
Efficiency ratio (4)	131.7	-	92.4	83.4	73.0
Return on average total assets (5)	-	0.42	1.1	0.6	0.61
Return on average ordinary shareholders equity (6)	-	11.1	38.4	20.7	23.5

Capital ratios
Average ordinary shareholders equity on average total assets	2.99	3.83	2.82	2.87	2.24
Dividend payout ratio (7)	-	536.68	10.9	46.0	45.3
Tier 1 Capital ratio (8)	19.89	10.88	12.42	8.45	10.62
Total Capital ratio (8)	25.48	14.43	14.61	11.14	13.14

Credit quality ratios
Provision for loan losses to private sector loans (9)	1.31	1.35	0.64	0.45	0.23
Provision for loan losses to private and public sector loans (9)	1.29	1.30	0.62	0.43	0.22
Non-performing loans to private sector loans (gross) (9) (10)	4.06	2.37	1.43	2.31	1.72
Non-performing loans to private and public sector loans (gross) (9) (10)	4.00	2.29	1.40	2.23	1.68
Allowance for loan loss to private sector loans (9)	2.67	1.82	1.12	1.15	1.09
Allowance for loan loss to private and public sector loans (9)	2.64	1.76	1.10	1.11	1.06
Allowance for loan losses to non-performing loans (gross) (10)	65.94	77.04	78.16	50.03	63.07
Write-offs to private sector loans (gross) (9)	0.60	0.35	0.52	0.36	0.39
Write-offs to private and public sector loans (gross) (9)	0.59	0.33	0.51	0.35	0.38

Consolidated ratio of earnings to fixed charges (ratio)
Excluding interest on deposits (11)	-	-	1.07	1.33	1.78
Including interest on deposits (11)	0.43	0.05	1.03	1.15	1.25

(1) According to IFRS the income statement figures of 2007 and 2006 have been restated for the qualifying discontinued operations arising in 2008. In accordance with IFRS the balance sheet figures of 2007 and 2006 are not restated for the effect of discontinued operations in 2008. The 2005 figures have not been restated for discontinued operations arising in 2008 and 2007. As a result the applicable ratios throughout the years are not comparable.
(2) Net interest income as a percentage of average interest earning assets.
(3) Negative ratios have been excluded.
(4) Operating expenses as a percentage of net interest income and total non-interest income. Negative efficiency ratios have been excluded.
(5) Profit for the year as a percentage of average total assets. Negative ratios have been excluded.
(6) Net profit attributable to Ordinary shares as a percentage of average ordinary shareholders’ equity excluding the reserves with respect to cash flow hedges and available for sale securities. Negative ratios have been excluded.
(7) Dividend per Ordinary share as a percentage of net profit per Ordinary share.
(8) Tier 1 capital and total capital as a percentage of risk-weighted assets. For more information on ABN AMRO’s capital ratios, please refer to our Capital ratios discussion in Section 3: Operating Review.
(9) Excludes professional transactions (2009: EUR 10 billion; 2008: EUR 13 billion; 2007: EUR 98 billion; 2006: EUR 94 billion; 2005: EUR 75 billion) because these primarily consist of reverse repurchase agreements with limited credit risk and balances held by multi seller conduits (2009: EUR 0.3 billion; 2008: EUR 5 billion; 2007: EUR 29 billion; 2006: EUR 26 billion; 2005: 26 billion).
(10) Non-performing loans are doubtful loans for which there is objective evidence that not all contractually agreed amounts will be collected and for which an allowance for loan losses has been established. For more information on non-performing loans please refer to Section 8: ‘Additional Information’.
(11) Deposits include banks and total customer accounts. Negative ratios have been excluded. The earnings for the years ended 31 December 2009 and 2008 were inadequate to cover total fixed charges excluding interest on deposits and total fixed charges including interest on deposits. The coverage deficiencies for total fixed charges excluding interest on deposits and total fixed charges including interest on deposits for the year ended 31 December 2009 was EUR 4,914 million (2008: EUR 15,474 million).

Section 3     Operating Review

Operating and Financial Review and Prospects	16
Consolidation effects of controlled private equity investments	16
Discontinued operations	16
ABN AMRO results	17
Results of operations for years ended 31 December 2009 and 2008	18
Results of operations for years ended 31 December 2008 and 2007	22

Analysis of the Balance Sheet Movements	26

Total Equity	28

Capital Ratios	29

Liquidity and Funding	31
Liquidity ratio	31

Offices and Branches	31

Results of Operation by Segment	32
RBS acquired businesses	32
Dutch State acquired businesses	35
Central Items	38

Credit Market and Related Exposures	41

SECTION 3     OPERATING REVIEW

Operating and Financial Review and Prospects

The following discussion of operating results is based on, and should be read in conjunction with, ABN AMRO’s consolidated financial statements. The financial information contained in this review has been prepared in accordance with IFRS issued by the IASB and adopted by the EU. For critical accounting policies and changes in accounting rules, refer to the accounting policies section in Section 6: ‘Financial Statements’.

This operating review reflects the fact that ABN AMRO consists of two increasingly independent business segments. ABN AMRO’s consolidated results are discussed in this context by first comparing the results of operations for the years 2009 to 2008 and 2008 to 2007, highlighting key notes by business segment for each line item. This is followed by a more detailed analysis of the results of operations for each segment, which explains significant variances with reference to the relevant line item.

Consolidation effects of controlled private equity investments
IFRS requires consolidating investments over which ABN AMRO has control, including non-financial investments managed as private equity investments. However, as a practical matter, ABN AMRO’s private equity business is managed separately from the rest of the banking business and management does not measure the performance of the banking business based on the consolidated results of the private equity operations. Private equity business involves buying equity stakes in unlisted companies over which ABN AMRO can establish influence or control, and managing these share holdings as an investor for a number of years with a view to selling them at a profit.

The companies in which ABN AMRO has these temporary holdings are active in business sectors outside the financial industry. ABN AMRO believes that combining these temporary holdings with the core banking business does not provide a meaningful basis for discussion of the financial condition and results of operations. Therefore, in the presentation of the ‘ABN AMRO results’, the effects of a line-by-line consolidation in the income statement of the private equity holdings are removed. The results excluding the consolidation effect include the ‘de-consolidated’ holdings based on the equity method.

Discontinued operations
No assets and liabilities relating to discontinued operations remain on the balance sheet as at 31 December 2009. For 2009 only a small remainder of Santander bound businesses are reported as discontinued operations. From 1 January 2008 all remaining Santander acquired businesses, including Banco Real, were reported as discontinued operations due to the sale of these businesses during 2008. In 2007 Banca Antonveneta, the former BU Asset Management, ABN AMRO North America Holdings (‘La Salle’), ABN AMRO Mortgage Group, Inc. and Bouwfonds were reported as discontinued operations. Profits from discontinued operations include the related operating results and if applicable the gain on sale, (refer to note 2 ‘Acquisitions and disposals of subsidiaries’ and note 45 ‘Discontinued operations and assets and liabilties held for sale’ in Section 6: ‘Financial Statements’). The comparative income statement figures for the years 2008 and 2007 have been restated in accordance with IFRS.

ABN AMRO results
The following table sets out selected information relating to ABN AMRO for the years ended 31 December 2009, 2008 and 2007.

(in millions of euros)	IFRS
	2009	2008	2007

Net interest income	4,648	5,783	4,595
Net fee and commission income	2,221	2,629	3,852
Net trading income	1,562	(9,324)	1,119
Results from financial transactions	(2,206)	(1,684)	1,134
Share of results in equity accounted investments	25	106	223
Other operating income	8	306	1,239
Income of consolidated private equity holdings	436	1,726	3,836
Total income/(loss)	6,694	(458)	15,998
Operating expenses	8,815	11,629	14,785
Operating result	(2,121)	(12,087)	1,213
Loan impairment and other credit risk provisions	2,793	3,387	717
Operating profit/(loss) before tax	(4,914)	(15,474)	496
Tax	(415)	(2,580)	(458)
Profit/(loss) from continuing operations	(4,499)	(12,894)	954
Profit from discontinued operations net of tax	99	16,489	9,021
Profit/(loss) for the year	(4,400)	3,595	9,975

Total assets	469,345	666,817	1,025,213
Risk-weighted assets	117,535	176,028	232,312
Full-time equivalent staff	52,155	59,558	72,890
Number of branches and offices (1)	908	1,020	4,296

(1) This number includes double counting of branches and offices that serve more than one business. Adjusted for double counting, the actual number of branches and offices amounts to 908 (2008: 970; 2007: 4,254).  Including numbers from operations presented as discontinued until actually sold.

Results of operations for the years ended 31 December 2009 and 2008
The results for the year decreased by EUR 7,995 million, to a loss of EUR 4,400 million. Results from continuing operations improved by EUR 8,395 million to a loss of EUR 4,499 million. The variances year-on-year reflect an improvement of EUR 8,381 million for the RBS acquired segment, a deteriotation of EUR 588 million for the Dutch State acquired segment and an improvement of EUR 602 million for Central Items.

Total income
Operating income increased by EUR 7,152 million to EUR 6,694. This reflects increases in RBS acquired businesses (EUR 8,238 million) and Central Items (EUR 422 million) and a decrease in Dutch State acquired businesses (EUR 290 million).

Further commentary is provided in the discussion of the individual lines that constitute operating income below and later in the segment commentaries.

Net interest income
Net interest income decreased by EUR 1,135 million, or 19.6%, to EUR 4,648 million. This reflects decreases in the RBS acquired businesses (EUR 837 million), the Dutch State acquired businesses (EUR 229 million) and Central Items (EUR 99 million).

Key notes:
•
Net interest income in the RBS acquired businesses decreased mainly due to changes in the structure of the balance sheet driven by transfers of businesses to RBS Group in the course of 2009 and 2008, including the conduit portfolios. In addition, interest income was impacted by the overall interest margin pressure as a consequence of increased funding costs.

•
Net interest income decreased in the Dutch State acquired businesses mainly due to interest margin pressure. A recovery of the interest margins in the Dutch deposit and saving markets started slowly in the second half of 2009.

Net fee and commission income
The following table sets out the net fee and commission income for the years ended 31 December 2009, 2008 and 2007.

(in millions of euros)	2009	2008	2007
Fee and commission income
Securities brokerage fees	795	876	1,399
Payment and transaction services fees	767	836	764
Asset management and trust fees	276	359	495
Fees generated on financing arrangements	130	130	278
Advisory fees	216	321	578
Other fees and commissions	558	546	667
Subtotal	2,742	3,068	4,181

Fee and commission expense
Securities brokerage expense	65	103	83
Other fee and commission expense	456	336	246
Subtotal	521	439	329
Total	2,221	2,629	3,852

Net fees and commission income decreased by EUR 408 million, or 15.5%, to EUR 2,221 million. This was due to decreases in the RBS acquired businesses (EUR 334 million), Dutch State acquired businesses (EUR 124 million), partly offset by an increase in Central Items (EUR 50 million).

Key notes:
•	The decrease in RBS acquired businesses is due to reduced business origination and activity resulting in lower brokerage fees following business transfers to RBS Group.
•
Net fees and commission income in the Dutch State acquired businesses decreased, mainly due to lower average Asset under Management levels. Although the Asset under Management levels increased by EUR 22 billion to EUR 124 billion, the average Asset under Management levels were lower in 2009 compared to the average Asset under Management levels in 2008. The decrease was also due to fees paid on the credit protection purchased in August 2009 for a EUR 34.5 billion portfolio of residential mortgages to strengthen the capital position of the Dutch State acquired businesses.

Net trading income
The following table sets out the net trading income for the years ended 31 December 2009, 2008 and 2007.

(in millions of euros)	2009	2008	2007
Interest instruments and credit trading	75	(9,276)	(1,531)
Foreign exchange trading	884	915	1,152
Equity and commodity trading	651	(1,017)	1,438
Other	(48)	54	60
Total	1,562	(9,324)	1,119

Net trading income increased by EUR 10,886 million to EUR 1,562 million. The majority of the increase is attributable to the RBS acquired businesses (EUR 10,564 million).

Key notes:
•
The increase in net trading income in the RBS acquired businesses is mainly driven by lower credit valuation adjustments on monoline insurers, Credit Derivative Product Companies and write offs on Collateralised Debt Obligations following the transfer of these assets to RBS Group at the end of the first quarter of 2009. Credit valuation adjustments for 2008 amounted to a negative EUR 4.2 billion, compared with negative EUR 1.2 billion in 2009. Write downs in Collateralised Debt Obligations reduced by EUR 1.3 billion to EUR 0.2 billion in 2009. Please see the paragraph ‘Credit market and related exposures’ in this section for further information.

•
Net trading income of 2008 includes losses on trading counterparties of approximately EUR 1.0 billion including the Lehman Brothers default and the Bernard L. Madoff fraud which did not re-occur in 2009.

•	The increase is also as a result of improvement in the equity business.
•
The trading results in Asset and Liability Management increased by EUR 0.7 billion affecting interest instruments trading following market gains on the portion of the liquidity portfolio designated as trading.

Results from financial transactions
The following table sets out the results from financial transactions for the years ended 31 December 2009, 2008 and 2007.

(in millions of euros)	2009	2008	2007
Net result on the sale of available-for-sale debt securities	48	(1,453)	157
Net result on the sale of loans and advances	(625)	(428)	(23)
Impairment of available-for-sale debt securities	(10)	(333)	-
Net result on available-for-sale equity investments	16	(67)	35
Net result on fair value changes in own credit risk and repurchase of own debt	233	490	251
Dividends on available-for-sale equity investments	15	54	9
Net result on other equity investments	(108)	(1,185)	669
Net result on risk mitigants	(1,680)	1,545	116
Other	(95)	(307)	(80)
Total	(2,206)	(1,684)	1,134

Results from financial transactions decreased by EUR 522 million, or 31.0%, to EUR 2,206 million. The decrease was due to the RBS acquired businesses (EUR 743 million), partly offset by increases in Dutch State acquired businesses (EUR 118 million) and Central Items (EUR 61 million).

Key notes:
•
The improvement in the net result on sale of the available-for-sale debt securities and loans and advances was mainly related to the RBS acquired businesses. This was as a result of high losses on the transfers of credit portfolios to RBS Group during 2008, which were limited in 2009.

•	The losses on sale of loans and advances reflect the continued transfer and sale of portfolios within the RBS acquired businesses to RBS Group.

•	The tightening of credit spreads during 2009 impacted the fair value gain on own credit, which reduced from EUR 490 million in 2008 to EUR 233 million in 2009.
•
The result on other equity investments improved from a loss of EUR 1,185 million (including losses on the sale of our shareholding in Unicredit in 2008) to a loss of EUR 108 million. This relates to the losses incurred on the centrally held private equity portfolios in the course of 2008.

•
The decrease in the net results of risk mitigants from a gain of EUR 1,545 million to a loss of EUR 1,680 million was mainly attributable to losses on credit default swaps in the RBS acquired businesses used to hedge credit positions following a gradual tightening of the spreads in 2009.

Share of result in equity accounted investments
Share of result in equity accounted investments decreased by EUR 81 million to EUR 25 million. This was due to decreases in the RBS acquired businesses (EUR 74 million) and Central Items (EUR 59 million), partly offset by an increase in Dutch State acquired businesses (EUR 52 million).

Key notes
•	The share of result in equity accounted investments in the RBS acquired businesses has decreased due to the impairment in an infrastructure investment entity in the region Asia.
•	The decrease in Central Items is due to lower profits reported by Saudi Hollandi Bank.

Other operating income
The following table sets out the other operating income for the years ended 31 December 2009, 2008 and 2007.

(in millions of euros)	2009	2008	2007
Insurance activities	11	45	36
Leasing activities	69	78	82
Disposal of operating activities and equity accounted investments	(198)	(6)	894
Other	126	189	227
Total	8	306	1,239

Other operating income decreased by EUR 298 million to EUR 8 million. This is due to decreases in the RBS acquired businesses (EUR 338 million) and Dutch State acquired businesses (EUR 27 million), partly offset by an increase in Central Items (EUR 67 million).

Key notes:
•
Other operating income in the RBS acquired businesses decreased mainly due to the valuation adjustments arising on sales agreements and the classification as held for sale of non strategic assets in Asia.

Income of consolidated private equity holdings
Income of consolidated private equity holdings decreased by EUR 1,290 million to EUR 436 million due to the sale of consolidated private equity investments in 2009.

Operating expenses
Operating expenses decreased by EUR 2,814 million, or 24.2%, to EUR 8,815 million, due to decreases in the RBS acquired businesses (EUR 1,261 million) and Central Items (EUR 350 million), partly offset by an increase in Dutch State acquired businesses (increase EUR 10 million).

Key notes:
•
The decrease in the RBS acquired businesses is as a result of a 17% reduction in headcount from 32,805 to 27,251 reflecting the transfer of employees to RBS Group, continued redundancies and the divestment of non-core businesses. Related reductions in personnel costs, including bonuses and general administrative expenses totalling EUR 1,103 million, were partially offset by increased depreciation, and goodwill impairments related to the Taiwan and Pakistan operations.

•
Operating expenses in Central Items decreased mainly due to the reduction in the Central Items activity. The results in 2009 include EUR 3 million restructuring costs compared with EUR 167 million restructuring costs in 2008.

•
Operating expenses in the Dutch State acquired businesses increased mainly due to the EUR 83 million deposit guarantee charge (charge of EUR 100 million related to the bankruptcy of the DSB bank, partly offset by release of EUR 17 million for Icesave) and EUR 227 million restructuring costs compared with EUR 53 million deposit guarantee charge relating to Icesave and EUR 209 million restructuring costs in 2008. The restructuring charge relates to integration and restructuring costs as well as costs related to the preparation for the sale to address the EC Remedy.

Loan impairment and other credit risk provisions
Loan impairments and other credit risk provisions decreased from EUR 3,387 million to EUR 2,793 million due to a decrease in the RBS acquired businesses (EUR 988 million) partly offset by an increase in Dutch State acquired businesses (EUR 396 million).

Key notes:
•
The improvement in the RBS acquired businesses comes predominantly from lower specific provision for LyondellBasell which amounted to EUR 0.5 billion in 2009 and EUR 1.1 billion in 2008 and overall decreased levels of impairment, specifically in the last part of 2009.

•
The increase in the Dutch State acquired businesses is predominantly due to specific provisions against commercial loans and an increased level of incurred but not identified provisions on the basis of an assessment of the economic climate and the expected impairments.

Tax
The income tax credit decreased to net benefit of EUR 415 million compared to a credit of EUR 2,580 million in 2008. The overall net credit was impacted in 2009 and 2008 by deferred tax assets relating to losses not recognised due to uncertainty of recoverability of EUR 0.8 billion (2008: EUR 1.4 billion).

Profit from discontinued operations net of tax
Profit from discontinued operations net of tax of EUR 99 million in 2009 relates to Santander disposals.

Profit from discontinued operations net of tax of EUR 16,489 million in 2008 included:
•	The sale of Banco Real to Santander which was concluded in July 2008 with a gain of EUR 10,647 million.
•	Asset Management which was sold to Fortis in March 2008 with a gain of EUR 3,073 million.
•	Banca Antonveneta which was sold to Banca Monte dei Paschi di Siena in May 2008 with a gain of EUR 2,357 million.

Results of operations for the years ended 31 December 2008 and 2007
Profit for the year decreased by EUR 6,380 million, to EUR 3,595 million. Profit from continuing operations decreased by EUR 13,848 million to a loss of EUR 12,894 million. The variances year-on-year are: the RBS acquired segment (decrease EUR 12,118 million), Central Items (decrease EUR 1,021 million) and the Dutch State acquired segment (decrease EUR 709 million). Profit from discontinued operations net of tax amounted to EUR 16,489 million, reflecting gains on the sale of Banco Real to Santander, Asset Management to Fortis and Banca Antonveneta to Banca Monte dei Paschi di Siena.

Total income
Operating income decreased by EUR 16,456 million to a negative operating income of EUR 458 million. This relates to decreases in operating income in the RBS acquired businesses (EUR 12,403 million), Central Items (EUR 1,659 million) and the Dutch State acquired businesses (EUR 373 million).

The negative operating income in the global market business, predominantly attributable to the European business in the RBS acquired segment, include credit market write downs against asset-backed securities (approximately EUR 1.6 billion) and credit valuation adjustment against exposures to credit insurance counterparties (approximately EUR 4.8 billion), losses arising on trading book counterparty failures (approximately EUR 1.0 billion, including losses associated with the Lehman Brothers bankruptcy and the Bernard L. Madoff fraud), losses due to a change in the valuation methodology for complex trading products (approximately EUR 0.5 billion) and approximately EUR 2.4 billion of losses on the transfer of certain portfolios to RBS Group. These transfers are at fair value to RBS Group. However, from an RBS Group perspective, the results on these transfers are eliminated as RBS Group is both the buyer and the seller.

Within Central Items the results from the Private Equity portfolio and our shareholding in Unicredit were both negative in 2008.

Further comment is provided in the discussion of the individual lines that constitute operating income and in the segment commentaries.

Net interest income
Net interest income increased by EUR 1,188 million, or 25.9%, to EUR 5,783 million. This was predominantly due to increases in Central Items (EUR 847 million), and the RBS acquired segment (EUR 383 million), partly offset by a decrease in the Dutch State acquired segment (EUR 217 million).

Key notes:
•
Net interest income in Central Items increased mainly due to the interest on the proceeds of the sale of Banca Antonveneta and the sale of Banco Real and due to the transfer of Group Asset and Liability Management portfolios to the RBS acquired and the Dutch State acquired businesses from April 2008 onward.

•
The increase in the RBS acquired segment is mainly due to the interest on the proceeds of the sale of LaSalle, higher revenues from commercial banking and higher interest on cash balances in treasury, as well as higher revenues in the global market, credit market and the equities business.

•
The decrease in the Dutch State acquired segment resulted from the inclusion of a negative interest margin from the Group Asset and Liability Management portfolios allocated to the Dutch State. This was partly offset by interest revenues on the proceeds of the sale of Asset Management. An increase in gross interest, resulting from higher mortgage volumes and commercial loans, did not compensate for the lower margins. Margins on deposits and savings also dropped due to the migration to higher yielding saving products and deposits.

Net fee and commission income
Net fee and commission income decreased by EUR 1,223 million, or 31.7%, to EUR 2,629 million. This was due to a decrease in the RBS acquired segment (EUR 749 million), Central Items (EUR 255 million) and the Dutch State acquired segment (EUR 219 million).

Key notes:
•
Lower net fee and commission income in the RBS acquired businesses was due to lower results from the merger and acquisition business and due to lower revenues from equity derivative and strategy business.

•	Net fees and commission income in Central Items decreased, mainly due to the transfer of Group Asset and Liability Management portfolios.
•
Net fees and commission income decreased in the Dutch State acquired businesses mainly due to lower Assets under Management levels in the Private Clients business which decreased by EUR 38 billion to EUR 102 billion. This decline reflects a reduction in net new assets due to migration to savings products and lower asset values due to deteriorated financial markets.

Net trading income
Net trading income decreased by EUR 10,443 million to a loss of EUR 9,324 million. The majority of the decrease is attributable to the RBS acquired segment (EUR 10,204 million) specifically within the European operations.

Key notes:
•
The decrease in net trading income in the RBS acquired businesses includes credit market write-downs against asset backed securities and credit valuation adjustments against exposures to credit insurance counterparties. For further information refer to our discussion on ‘Credit market and related exposures’ within this section. The negative revenue also includes losses arising on trading book counterparty failures (approximately EUR 1.0 billion, including losses associated with the Lehman Brothers bankruptcy and the Bernard L. Madoff fraud). Furthermore, trading income was impacted by approximately EUR 500 million of losses due to a change in the valuation methodology of complex trading products that involve multiple unobservable inputs, such as correlation and interpolation, which have been adjusted to use the same estimation techniques as the ultimate parent company, RBS.

Results from financial transactions
Results from financial transactions decreased by EUR 2,818 million to a loss of EUR 1,684 million. The decrease was due to the RBS acquired segment (EUR 1,709 million) and Central Items (EUR 1,171 million), partly offset by an increase in the Dutch State acquired segment (EUR 144 million).

Key notes:
•
The decrease in the RBS acquired businesses is due to losses of EUR 2.4 billion on the transfer of certain credit portfolios to RBS. The businesses were also impacted by losses on proprietary equity investments of approximately EUR 0.3 billion. These negative results are partly offset by gains recorded on own debt held at fair value of approximately EUR 0.5 billion.

•
Results from financial transactions in Central Items decreased, mainly due to lower results from the Private Equity portfolio (approximately EUR 0.8 billion) and losses from our shareholding in Unicredit (approximately EUR 0.8 billion) that was sold in 2008.

Share of result in equity accounted investments
Share of result in equity accounted investments decreased by EUR 117 million to EUR 106 million. This was due to the decrease in profits generated by investments held in Central Items (EUR 54 million) and the RBS acquired segment (EUR 39 million).

Other operating income
Other operating income decreased by EUR 933 million to EUR 306 million, primarily due to a decrease in Central Items (EUR 755 million).

Key notes:
•
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

Operating expenses
Operating expenses decreased by EUR 3,156 million, or 21.3%, to EUR 11,629 million, due to decreases in Central Items (EUR 929 million) and the RBS acquired segment (EUR 404 million). This was partly offset by an increase in the Dutch State acquired segment (EUR 176 million).

In 2008, EUR 1,036 million of restructuring charges were included, compared to a net release of EUR 101 million in 2007.

Key notes:
•
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

•
Operating expenses in the RBS acquired businesses decreased primarily as a result of lower performance related bonuses resulting from the decreased trading performance and a reduction in headcount. In 2008, operating expenses included a restructuring charge of EUR 657 million, compared with a restructuring release of EUR 39 million in 2007 (total increase of EUR 696 million).

•
The 2008 operating expenses in the Dutch State acquired businesses include a restructuring charge of EUR 208 million, whilst in 2007 a restructuring allowance of EUR 48 million was released. The restructuring charge relates to integration and restructuring costs as well as costs related to the preparation for the possible sale resulting from the EC Remedy. Adjusted for the restructuring charge of EUR 208 million, operating expenses decrease by EUR 32 million, due to cost management actions throughout the year, partially offset by an increase in staff costs and a provision for the estimated costs to ABN AMRO relating to the deposit guarantee scheme in the Netherlands.

Loan impairment and other credit risk provisions
Loan impairment and other credit risk provisions increased by EUR 2,670 million to EUR 3,387 million. The main increases were in the RBS acquired segment (EUR 2,263 million) and the Dutch State acquired segment (EUR 398 million).

Key notes:
•
Loan impairment and other credit risk provisions increased in the European operations of the RBS acquired businesses mainly due to a provision relating specifically to LyondellBasell Industries (approximately EUR 1.1 billion) and further provisions in the global markets business.

•	The increase in the Dutch State acquired businesses is mainly related to the small and medium enterprise portfolio.

Tax
Tax expense decreased by EUR 2,122 million to a net tax benefit of EUR 2,580 million. In 2008 deferred tax assets relating to losses were not recognised due to uncertainty of recoverability in the RBS acquired segment (EUR 1.4 billion).

Included in 2007 were significant tax-exempt gains on disposals, including the gain on the sale of Capitalia (EUR 624 million, net EUR 617 million), tax credits in some countries as well as substantial releases of tax liabilities resulting from the finalisation of prior-year tax returns and conclusions on a number of additional items.

Profit from discontinued operations net of tax
Profit from discontinued operations net of tax of EUR 16,489 million in 2008 included:

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

•	The classification as discontinued operations of Banca Antonveneta (EUR 107 million losses).
•	The classification as discontinued operations of Asset Management (EUR 171 million).
•	The classification as discontinued operations of Banco Real (EUR 786 million).
•	The gain on the sale of Interbank N.V., DMC Group (total EUR 69 million).
•	The partial release of a provision recorded in connection with the sale of Bouwfonds in 2006 (EUR 52 million).

Analysis of the balance sheet movements
The following is an analysis by significant balance sheet category of movements between 31 December 2009 and 31 December 2008.

(in millions of euros)	2009	2008
Assets
Financial assets held for trading	78,058	212,653
Financial investments	74,897	67,061
Loans and receivables – banks	39,659	75,566
Loans and receivables – customers	218,246	270,507
Total assets	469,345	666,817

Liabilities
Financial liabilities held for trading	62,687	192,087
Due to banks	46,145	94,620
Due to customers	196,648	209,004
Issued debt securities	95,660	111,296
Subordinated liabilities	14,544	13,549
Total liabilities	450,429	649,694

Equity
Equity attributable to shareholders of the parent company	18,880	17,077
Equity attributable to non-controlling interests	36	46
Total equity	18,916	17,123

Guarantees and other commitments	36,767	42,148

ABN AMRO’s total assets were EUR 469 billion at 31 December 2009, a decrease of EUR 197 billion, or 30%, when compared with EUR 667 billion at 31 December 2008. This decrease is primarily related to the continued transfer and sale of businesses and portfolios to RBS Group. The impact from the dislocation in the financial markets was not as significant in 2009, in comparison to 2008, however it was still a prevalent factor in the reduction of some balance sheet activities.

ABN AMRO’s total liabilities decreased EUR 199 billion, or 31%, to EUR 450 billion for reasons related to the decrease in total assets.

Financial assets and liabilities held for trading
Financial assets held for trading decreased by EUR 135 billion, or 63%, to EUR 78 billion at 31 December 2009 when compared to EUR 213 billion at 31 December 2008. This was predominantly due to a large decrease in derivative financial assets as trading positions either matured or were transferred to RBS Group as part of the overall integration plan.

Financial liabilities held for trading of EUR 63 billion at 31 December 2009 decreased by EUR 129 billion, or 67%, as compared to EUR 192 billion at 31 December 2008, for similar reasons as noted above.

Financial investments
At 31 December 2009, ABN AMRO held financial investments of EUR 75 billion as compared to EUR 67 billion at 31 December 2008. The increase of EUR 8 billion, or 12%, was in part due to an increase in interest earning securities following the need to hold higher levels of quality collateral to support some issued note programs. The largest increase related to interest earning securities issued by other OECD governments which are held as part of asset and liability management activities.

Loans and receivables – banks and Due to banks
Total loans and receivables – banks decreased by EUR 36 billion, or 48%, to EUR 40 billion at 31 December 2009 compared to the balance of EUR 76 billion at 31 December 2008. The decrease is predominantly attributable to a decrease in professional securities transactions of EUR 31 billion due to the transfer of reverse repurchase activity to RBS Group during the first half of 2009 and no new transactions being generated in ABN AMRO. Loans also decreased, by EUR 6 billion from 2008, mainly as a result of a decrease in global exposures on derivative collateral with banks due to the maturing of trades and the decreasing net exposures as a result of derivative novations.

Due to banks decreased EUR 48 billion to EUR 46 billion at 31 December 2009 from EUR 95 billion at 31 December 2008. The majority of the reduction is in professional securities transactions (EUR 21 billion decrease) and is due to the roll-off of existing repurchase agreements with new business flowing to RBS Group.

Loans and receivables – customers and Due to customers
Loans and Receivables - customers decreased by EUR 52 billion, or 19%, to EUR 218 billion at 31 December 2009 compared to the balance of EUR 271 billion at 31 December 2008. Commercial loans and receivables decreased by EUR 35 billion due to continued transfers of business activities to RBS Group and the maturing of loans. The level of public sector loans and receivables has decreased mainly as a result of the maturing of loans with the Ministry of Finance of Japan. Furthermore, multi-seller conduits balances decreased by EUR 5 billion due to the transfer to RBS Group of the multi-seller conduits Orchid Funding Corporation and Abel Tasman Holdings. Also impacting on the overall decrease in this balance is the reclassification of approximately EUR 3.3 billion of loans and receivables to held for sale relating to certain Asian operations within the RBS acquired businesses segment.

Due to customers decreased EUR 12 billion, or 6%, to EUR 197 billion at 31 December 2009 compared to the balance of EUR 209 billion at 31 December 2008. A significant proportion of the decrease is related to the RBS acquired businesses segment including EUR 7.8 billion due to the reclassification of certain Asian operations in the RBS acquired businesses segment to held for sale.

Issued debt securities
Issued debt securities of EUR 96 billion at 31 December 2009 compare to EUR 111 billion at 31 December 2008. The decrease of EUR 16 billion, or 14%, was due to transfers to the RBS Group during the year. This includes a fall in issued commercial paper following the transfer of the remaining multi-seller conduits Orchid Funding Corporation and Abel Tasman Holdings. The decrease in bonds issued was due to debt redemptions and the buy back of own issued debt.

Subordinated liabilities
Subordinated liabilities increased EUR 1.0 billion, or 7%, to EUR 14.5 billion at 31 December 2009 compared to EUR 13.5 billion at 31 December 2008. The increase in 2009 is a result of the issuance of EUR 2.6 billion of Mandatory Convertible Securities as part of the capital actions of the new ABN AMRO Bank. This increase was partly offset by the redemption of EUR 1.5 billion of subordinated notes falling due.

Guarantees and other commitments
ABN AMRO has, at any time, a number of commitments to extend credit. At 31 December 2009, ABN AMRO had EUR 37 billion of guarantees and other commitments outstanding as compared to EUR 42 billion at 31 December 2008. At 31 December 2009, ABN AMRO had EUR 52 billion of committed credit facilities as compared to EUR 63 billion at 31 December 2008. Lower levels of commitments follow the trend on lower loan book volumes.

Total equity
The following table shows ABN AMRO’s capital at 31 December 2009, 2008 and 2007.

(in millions of euros)	2009	2008	2007
Ordinary share capital	1,852	1,852	1,085
Ordinary share premium reserves	11,943	5,343	5,332
Treasury shares	-	-	(2,640)
Retained earnings	6,697	11,096	25,650
Net gains/(losses) not recognised in the income statement	(1,612)	(1,214)	148
Equity attributable to shareholders of the parent company	18,880	17,077	29,575
Non-controlling interests	36	46	1,134
Total equity	18,916	17,123	30,709

Total equity at year end 2009 was EUR 18,916 million, an increase of EUR 1,793 million or 10.5% compared with 2008. This was due to:
•
An increase in ordinary share premium reserves of EUR 6,600 million due to the injection of capital by the shareholder in preparation for the legal separation of the new ABN AMRO Bank from ABN AMRO Holding for the benefit of the RBS acquired businesses.

•	Retained earnings decreased by EUR 4,399 million reflecting the operating loss recorded for 2009.

Total equity at year end 2008 was EUR 17,123 million, a decrease of EUR 13,586 million or 44.2% compared with 2007. This was due to:
•
A decrease of EUR 12,498 million, or 42.3%, in equity attributable to the shareholder of the parent company, mainly resulting from a decrease in retained earnings following dividend payments in 2008 of EUR 19,213 million, a decrease in treasury shares following the sale of these shares to RFS Holdings and an increase of losses not recognised in the income statement. This was partially offset by a net profit attributable to the shareholder of the parent company of EUR 3,580 million and an increase in ordinary share capital following the conversion of preference financing shares and (formerly convertible) preference shares.

•
A EUR 1,088 million decrease in non-controlling interests in 2008, which is explained by net additions and disposals of EUR 996 million, EUR 107 million currency translation losses and profit attributable to minority interest of EUR 15 million.

Capital ratios
Subsequent to its acquisition by RFS Holdings, ABN AMRO received approval for a transitional period from the Dutch Central Bank ('DNB') with regards to compliance to Basel II capital rules. ABN AMRO has agreed to continue to report figures on the basis of Basel I as part of the transitional agreement. In accordance with this, specific minimal requirements have been set for the tier 1 and total capital ratios, including the requirement to treat the capital deductions in the same manner as required by Basel II.

ABN AMRO applies capital adequacy ratios based on the Bank for International Settlements’ guidelines and DNB directives. These ratios compare ABN AMRO’s capital with its assets and off-balance sheet exposure, weighted according to the relative risk involved. Capital is also set aside for market risk associated with trading activities. The minimum required ratios, as determined by the DNB, were increased in 2008 and remained for 2009 as discussed in Section 4: ‘Risk and Capital Management’. The minimum Tier 1 ratio required is 9% and the minimum total capital ratio is 12.5%.

The total capital base increased by 17.9% (2008: decreased by 25.1%) to EUR 29.9 billion at 31 December 2009 (2008: EUR 25.4 billion). Risk weighted assets amounted to EUR 117.5 billion at 31 December 2009 (2008: EUR 176.0 billion), a decrease of EUR 58.5 billion (2008: EUR 56.3 billion), or 33.2% (2008: 24.2%) from 2008.

The following table analyses ABN AMRO’s capital and risk-weighted assets at 31 December.

(in millions of euros)	2009	2008
Tier 1 capital	23,374	19,152
Tier 2 capital	6,575	5,981
Tier 3 capital	-	272
Total capital base (net of supervisory deductions)	29,949	25,405

(in millions of euros)	2009	2008
Risk-weighted assets on balance	83,892	119,667
Off-balance	32,061	43,292
Market risks	1,582	13,069
Total risk-weighted assets	117,535	176,028

Tier 1 capital consists of shareholders’ equity and qualifying subordinated liabilities less goodwill and some intangible assets. Tier 2 capital represents additional qualifying subordinated liabilities, taking into account the remaining maturities. Core tier 1 capital is tier 1 capital excluding qualifying subordinated liabilities.

During 2009 ABN AMRO has complied with the supervisory capital requirements to which it is subject. In fact capital ratios are significantly higher than the current minima set by the DNB. This reflects remaining amounts to be repatriated to Santander, and the capital actions undertaken by RBS Group and the Dutch State to enable legal separation. The increase in capital is to ensure standalone capital adequacy compliance and to meet expected requirements on the transition to Basel II in 2010, for the two separated banks.

The following table analyses actual capital and the minimum standard needed in order to comply with supervisory requirements:

	2009		2008
	Required	Actual	Required	Actual
Total capital	14,692	29,949	22,004	25,405
Total capital ratio	12.50%	25.48%	12.50%	14.43%

Tier 1 capital	10,578	23,374	15,843	19,152
Tier 1 capital ratio	9.00%	19.89%	9.00%	10.88%

Core tier 1	n/a	19,845	n/a	17,778
Core tier 1 ratio	n/a	16.88%	n/a	10.10%

The risk-weighted asset level was determined as follows:

	Balance sheet/un-weighted amount		Risk-weighted amount, including effect of contractual netting
	2009	2008	2009	2008
Balance sheet assets (net of provisions):
Cash and balances at central banks	28,382	5,854	90	485
Financial assets held for trading	78,058	212,653	-	-
Financial investments	74,897	67,061	4,437	4,961
Loans and receivables-banks	39,659	75,566	3,858	4,210
Loans and receivables-customers	218,246	270,507	65,536	101,909
Equity accounted investments	856	796	137	138
Property and equipment	1,961	2,035	1,886	2,002
Goodwill and other intangibles	645	924	453	583
Assets of business held for sale	4,889	1,583	3,328	1,205
Prepayment and accrued income	5,871	7,011	2,115	2,003
Tax assets	6,022	5,100	-	-
Other assets	9,859	17,727	2,052	2,171
Subtotal	469,345	666,817	83,892	119,667

Off-balance sheet positions and derivatives:
Credit-related commitments and contingencies	88,287	105,584	25,670	28,053
Credit equivalents of derivatives			6,130	14,814
Insurance companies and other			261	425
Subtotal			32,061	43,292
Total credit risks			115,953	162,959
Market risk requirements			1,582	13,069
Total Risk-Weighted Assets			117,535	176,028

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

Credit equivalent of derivative contracts
	2009	2008
Interest rate contracts	31.7	86.5
Currency contracts	27.1	48.1
Other contracts	18.7	90.0
	77.5	224.6
Effect of contractual netting	51.0	163.1
Unweighted credit equivalent	26.5	61.5
Weighted credit equivalent	6.1	14.8

Liquidity and funding
Liquidity management within ABN AMRO addresses the overall balance sheet structure and the control, within prudent limits, of risk arising from the mismatch of maturities across the balance sheet and from exposure to undrawn commitments and other contingent obligations.

In December 2008 ABN AMRO’s credit ratings were downgraded. This required the bank to post more collateral especially due to its role as cash deposit bank in securitisation transactions. The bank had to post approximately EUR 20 billion of additional collateral in January 2009.

In 2009 ABN AMRO liquidity management was focused on improving and subsequently maintaining the high liquidity level to enable a smooth legal separation process of the assets and liabilities acquired by the Dutch State into a new created bank during the first quarter of 2010. The DNB requires an adequate liquidity position for both banks on a stand alone basis.

Following a difficult first quarter of 2009, most indicators of stresses in financial markets are close to or better than before the collapse of Lehman Brothers in September 2008. Liquidity conditions in money and debt markets have improved significantly since the beginning of the second quarter of 2009. Contributing to the improvement has been a combination of ongoing central bank and other official liquidity support schemes, guarantee schemes and rate cuts. Signs of stabilising underlying macroeconomic trends also helped to sustain a recovery in debt markets.

In order to strengthen the liquidity buffer an additional amount of EUR 7.1 billion Dutch residential mortgages were securitised and thus became European Central Bank eligible collateral.

During 2009, the completion of the transfer of certain businesses and assets from ABN AMRO to Consortium Members decreased the liquidity risk exposure with an improving trend and enabling ABN AMRO to manage its liquidity position without excessive stress. The remainder of the multi-seller conduits were transferred to RBS Group in 2009 with only one own asset conduit, Amstel, remaining within ABN AMRO. The outstanding of this program as at 31 December 2009 was approximately EUR 8.7 billion (2008: EUR 17.8 billion).

Liquidity Ratio
ABN AMRO uses the stable funding to non liquid assets ratio in its liquidity management (refer Section 4: ‘Risk & Capital Management’ for a discussion on funding liquidity management and measurement). This ratio shows the extent to which assets (non liquid assets) are covered by liabilities (stable funding). Non liquid assets are assets that require continuous funding and where - from a commercial perspective - ABN AMRO is not in a position to discontinue funding. Stable funding is funding which is assumed to remain available in a crisis.

	2009	2008
Stable funding/non liquid assets:
Year end ratio	121%	96%
Average ratio	110%	95%

ABN AMRO has continued to meet its internal liquidity management limits as well as regulatory liquidity requirements at all times in 2009.

As at 31 December 2009 ABN AMRO Holding and ABN AMRO Bank N.V. (renamed RBS N.V. at legal demerger on 6 February 2010) and ABN AMRO II N.V. (renamed ABN AMRO Bank N.V. at legal demerger) on a stand alone basis met the DNB liquidity requirements based on a substantial liquidity buffer which could be used to generate additional liquidity at short notice of approximately EUR 59 billion.

Offices and branches
At 31 December 2009, ABN AMRO operated 644 (2008: 615) offices and branches in the Netherlands and 264 (2008: 405) offices and branches in 51 (2008: 53) other countries and territories.

Results of operations by segment

Changes to reporting structure and presentation
From 1 January 2009 the management and control structure of ABN AMRO has been aligned with the consortium ownership. The results of operations for the years ended 31 December 2008 and 2007 have been restated to reflect these changes.

RBS acquired businesses

Selected information
The table below sets out selected information relating to the RBS acquired segment for the years ended 31 December 2009, 2008 and 2007.

(in millions of euros)	2009	2008	2007

Net interest income	1,711	2,548	2,165
Net fee and commission income	1,024	1,358	2,107
Net trading income	1,449	(9,115)	1,089
Results from financial transactions	(2,261)	(1,518)	191
Share of result in equity accounted investments	(65)	9	48
Other operating income	(284)	54	139
Total income/(loss)	1,574	(6,664)	5,739
Operating expenses	4,457	5,718	6,122
Operating result	(2,883)	(12,382)	(383)
Loan impairment and other credit risk provisions	1,621	2,609	346
Operating profit/(loss) before tax	(4,504)	(14,991)	(729)
Tax	(336)	(2,442)	(298)
Profit/(loss) from continuing operations	(4,168)	(12,549)	(431)

Total assets	274,860	478,195	686,791
Total equity	5,328	5,951	18,606
Risk-weighted assets	40,156	80,395	66,212
Tier 1 capital ratio	15.64%	8.47%	n/a
Full-time equivalent staff	27,251	32,805	32,888
Number of branches and offices	264	315	316
Efficiency ratio(1)	283.2%	-	106.7%

(1) Negative efficiency ratios have been excluded

Results of operations for the years ended 31 December 2009 and 2008
The results for the year improved by EUR 8,381 million to a loss of EUR 4,168 million. This is due to an increase in the operating income of EUR 8,238 million, a reduction in operating expenses of EUR 1,261 million, and a reduction in loan impairments and other credit risk provisions of EUR 988 million.

Total income
Operating income increased by EUR 8,238 million to EUR 1,574 million. The improvement reflects a significant increase in the net trading income of EUR 10,564 million partially offset by declines in net interest income of EUR 837 million, result from financial transactions of EUR 743 million, other operating income of EUR 338 million and net fee and commission income of EUR 334 million.
•
Net interest income reduced from EUR 2,548 million to EUR 1,711 million. This reflects the significant changes in the structure of the balance sheet following transfers of businesses to RBS Group in course of 2009 and 2008, including the conduit portfolios. In addition net interest income was impacted by the overall interest margin pressure as a consequence of increased funding costs.

•	Net fee and commission income declined from EUR 1,358 million to EUR 1,024 million due to business transfers and reduced market activity resulting in lower brokerage fees.
•
Net trading income improved significantly from a loss of EUR 9,115 million to a profit of EUR 1,449 million. This is mainly driven by the lower credit valuation adjustments on monoline insurers, Credit Derivative Product Companies and write offs on Collateralised Debt Obligations following the transfer to RBS Group at the end of the first quarter of 2009. The credit valuation adjustments for 2008 amounted to a negative EUR 4.2 billion, while for 2009 they totalled negative EUR 1.2 billion. Write downs in Collateralised Debt Obligations reduced by EUR 1.3 billion to EUR 0.2 billion. Please also refer to the section ‘Credit market and related exposures’ in this section for further information. Net trading income in 2008 includes additional losses of approximately EUR 1.0 billion on trading counterparties including Lehman Brothers and Bernard L. Madoff which did not re-occur in 2009. The additional increase is as a result of improvement in the Global Markets equity business. The trading results in Asset and Liability Management increased by EUR 0.7 billion following mark-to-market gains on the liquidity portfolios.

•
Results from financial transactions decreased from a loss EUR 1,518 million to a loss EUR 2,261 million. The decline is mainly attributable to losses on credit default swaps used to hedge the credit positions following a gradual tightening of the spreads in 2009. Losses on the hedges amount to EUR 1,754 million compared to EUR 1,330 million gains in 2008. The tightening credit spreads impacted the fair value gain on own credit, which reduced from EUR 482 million in 2008 to EUR 173 million in 2009. This was partially offset by lower losses and impairments of EUR 697 million in 2009 on the sales and transfers of credit portfolio and non-core assets, compared with a EUR 3,315 million loss in 2008.

•	The share of result in equity accounted investments has decreased by EUR 74 million due to the impairment in an infrastructure investment entity in Asia.
•
Other operating income decreased from a profit of EUR 54 million to a loss of EUR 284 million mainly due to the valuation adjustments on held for sale classification of the non strategic assets in Asia.

Operating expenses
Operating expenses decreased by EUR 1,261 million, or 22.1%, to EUR 4,457 million. This reflects a 17% reduction in headcount from 32,805 to 27,251 following the transfer of employees to RBS Group, continued redundancies and divestitures of non-core businesses. Related reductions in personnel costs including bonuses and general administrative expenses of EUR 1,103 million are partially offset by increased depreciation and goodwill impairments related to Asian operations held for sale.

Loan impairment and other credit risk provisions
Loan impairments and other credit risk provisions have reduced from EUR 2,609 million to EUR 1,621 million. The significant improvement comes mainly from a lower specific provision for LyondellBasell which amounted to EUR 1.1 billion in 2008 compared with EUR 0.5 billion in 2009.

Tax
The tax credit is affected by the non recognition of deferred tax assets on losses incurred in the Netherlands and the US.

Total assets
Total assets of the RBS acquired businesses reduced significantly due to the continued transfer of businesses and activity to RBS Group.

Total equity
Total equity allocated to the RBS acquired businesses decreased by EUR 0.6 billion mainly reflecting a net loss in 2009 of EUR 4.2 billion, a transfer of EUR 2.9 billion in equity to Central Items to cover the RBS Group allocation of accumulated losses and to support the remaining Shared Assets until such time that these are sold, redeemed or otherwise settled, offset by EUR 6.6 billion additional share premium from RFS Holdings.

Capital ratio
ABN AMRO has entered into two credit protection agreements with RBS plc based on the rules of the Asset Protection Scheme (‘APS’) which RBS plc has signed with HM Treasury. A guarantee agreement provides ABN AMRO with 100% protection over a specific portfolio of covered assets held at amortised cost and part of the RBS acquired businesses. A credit derivative agreement provides protection over a portfolio of derivatives part of the RBS acquired businesses. The risk weighted asset relief received under these credit protection agreements amounted to EUR 9.3 billion.

Results of operations for the years ended 31 December 2008 and 2007
The loss for the year increased by EUR 12,118 million to a loss of EUR 12,549 million. This reflects a decrease in operating income of EUR 12,403 million, a decrease in operating expenses of EUR 404 million, an increase in loan impairment and other credit risk provisions of EUR 2,263 million and a decrease in tax expenses of EUR 2,144 million.

Total income
Operating income decreased by EUR 12,403 million to a negative amount of EUR 6,664 million, mainly as a result of a decrease in net trading income of EUR 10,204 million, a decline in net fee and commission income of EUR 749 million and a decrease in results from financial transactions of EUR 1,709 million, partly offset by an increase in net interest income of EUR 383 million.

•
Net interest income increased by EUR 383 million mainly due to the interest on the proceeds of the sale of LaSalle, higher revenues from commercial banking and higher interest on cash balances in treasury, both in the European region, and higher revenues in the global market, credit market and equities business, in the Americas region.

•	Net fee and commission income decreased by EUR 749 million, due to lower results from the merger and acquisition business and lower revenues from equity derivative and strategy business.
•
The decrease in net trading income includes credit market write-downs against asset backed securities (EUR 1.6 billion) and credit valuation adjustments against exposures to credit insurance counterparties (EUR 4.8 billion). For further information refer to our discussion on ‘Credit market and related exposures’ in this section. The negative revenue also includes losses arising on counterparty failures (approximately EUR 1.0 billion, including losses associated with the Lehman Brothers bankruptcy and the Bernard L. Madoff fraud). Furthermore, trading income was impacted by approximately EUR 500 million of losses due to a change in the valuation methodology of complex products that involve multiple unobservable inputs, such as correlation and interpolation, which have been adjusted to use the same estimation techniques as the ultimate parent company RBS Group. Trading income increases were noted in the Asian region, mainly due to higher results from local markets and global markets.

•
The decrease in results from financial transactions is due mainly to the transfer of certain credit portfolios to RBS, including structured real estate loans, the notes held by the asset arbitrage conduit and the negative result on the transfer at fair value of the North America multi-seller conduits to RBS Group. Additionally the result has been impacted by negative valuation adjustments on equity investments including ABN AMRO’s investment in a fund holding shares in Korean Exchange Bank. These negative results are partly offset by gains recorded on own debt held at fair value of approximately EUR 0.5 billion.

•
Other operating income decreased by EUR 85 million, mainly due to the tax-exempt gains on the sale of ABN AMRO’s 50% share in ABN AMRO Mellon Global Securities Services B.V. (EUR 139 million) included in the 2007 results.

Operating expenses
Operating expenses decreased by EUR 404 million, or 6.6%, to EUR 5,718 million, primarily as a result of lower performance related bonuses resulting from the decreased trading performance and a reduction in headcount. In 2008, operating expenses included a restructuring charge of EUR 657 million, compared with a restructuring release of EUR 39 million in 2007 (total increase of EUR 696 million).

Loan impairment and other credit risk provisions
Loan impairment and other credit risk provisions increased by EUR 2,263 million to EUR 2,609 million, mainly due to a provision relating specifically to LyondellBasell Industries (approximately EUR 1.1 billion) and further provisions related to global banking and markets, retail business, financial institutions and corporate clients.

Tax
The effective tax rate for 2008 is impacted by losses incurred in the year for which no deferred tax asset was recognised.

Total assets
Total assets of the RBS acquired businesses reduced significantly due to the continued transfer of businesses and activity to RBS Group.

Total equity
Total equity allocated to the RBS acquired businesses decreased by EUR 12.7 billion reflecting a net loss in 2008 of EUR 12.5 billion.

Dutch State acquired businesses

Selected information
The table sets out selected information relating to the Dutch State acquired segment for the years ended 31 December 2009, 2008 and 2007.

(in millions of euros)	2009	2008	2007

Net interest income	2,994	3,223	3,440
Net fee and commission income	1,198	1,322	1,541
Net trading income	110	190	155
Results from financial transactions	299	181	37
Share of result in equity accounted investments	83	31	54
Other operating income	215	242	335
Income of consolidated private equity holdings	-	-	-
Total income	4,899	5,189	5,562
Operating expenses	3,796	3,786	3,610
Operating result	1,103	1,403	1,952
Loan impairment and other credit risk provisions	1,172	776	378
Operating profit/(loss) before tax	(69)	627	1,574
Tax	48	156	394
Profit/(loss) from continuing operations	(117)	471	1,180

Total assets	201,824	183,539	161,335
Total equity	4,277	7,045	3,587
Risk-weighted assets	74,973	91,718	86,913
Tier 1 capital ratio	10.18%	9.33%	n/a
Assets under Management (in billions of euros)	124	102	140
Full-time equivalent staff	22,308	23,040	23,593
Number of branches and offices	644	695	744
Efficiency ratio	77.5%	73.0%	64.9%
Results of operations for the years ended 31 December 2009 and 2008
The results for the year decreased by EUR 588 million to a loss of EUR 117 million. This included a decrease of EUR 290 million in operating income, an increase in operating expenses of EUR 10 million, an increase in loan impairments and other credit risk provisions of EUR 396 million and a decrease in income tax expenses of EUR 108 million.

Total income
Operating income decreased by EUR 290 million to EUR 4,899 million, mainly due to a decrease in net interest income, net fee and commission income, trading income and other operating income, partly offset by an increase in results from financial transactions and share of result in equity accounted investments.
•	The decrease in net interest income is mainly due to interest margin pressure. The recovery in the interest rates in the Dutch deposit and saving markets started slowly after the first half year 2009.
•
Net fees and commission income decreased, mainly due to lower average Asset under Management levels. Although the Asset under Management levels increased by EUR 22 billion to EUR 124 billion, the average Asset under Management levels were lower in 2009 compared to the average Asset under Management levels in 2008. The decrease is also due to fees paid on the purchased credit protection for a EUR 34.5 billion portfolio entered into in August 2009 on residential mortgages to strengthen the capital of Dutch State acquired businesses.

•
The decrease in trading income is mainly due to a credit valuation adjustment charge of EUR 59 million for portfolio of interest rate derivatives in 2009 following a fair valuation methodology refinement.

•
The increase in results from financial transactions resulted from the inclusion of a positive result on the unwinding of some capital management related guarantee transactions, sale of available-for-sale securities and gains recorded on repurchases of issued debt.

Operating expenses
Operating expenses increased by EUR 10 million to EUR 3,796 million, mainly due to the EUR 83 million deposit guarantee charge (charge of EUR 100 million related to the bankruptcy of the DSB bank, partly offset by a release of EUR 17 million for Icesave) and EUR 227 million restructuring costs compared with EUR 53 million deposit guarantee charge relating to Icesave and EUR 209 million restructuring costs in 2008. The restructuring charge relates to integration and restructuring costs as well as costs related to the preparation for the sale resulting from EC Remedy.

Loan impairment and other credit risk provisions
Loan impairment and other credit risk provisions increased by EUR 396 million to EUR 1,172 million predominantly due to specific provisions against the commercial loan portfolio and an increased level of incurred but not identified provisions on the basis of an assessment of the economic climate and the expected impairments.

Tax
The effective tax rate for 2009 includes an allocation of tax charges related to losses incurred in the Netherlands.

Total assets
Total assets of the Dutch State acquired businesses increased by EUR 18.3 billion primarily related to the purchase of high quality debt securities and an increase in the net receivable from the RBS acquired businesses and Central Items.

Total equity
Total equity allocated to the Dutch State acquired businesses decreased by EUR 2.8 billion mainly reflecting a net loss in 2009 of EUR 0.1 billion and a transfer of EUR 2.6 billion in equity to Central Items to cover the Dutch State’s allocation of accumulated losses and to support the remaining Shared Assets until such time that these are sold, redeemed or otherwise settled.

Capital ratio
The capital ratio in 2009 benefited from entering into a number of capital actions. In July 2009 two capital actions were executed by means of the issue of a EUR 800 million Mandatory Convertible Tier-1 Security that was acquired by the Ministry of Finance and a Credit Default Swap transacted with the Ministry of Finance through which the Dutch State acquired businesses have purchased credit protection on a EUR 34.5 billion portfolio of own originated residential mortgages.

The capital actions of the Dutch State that were executed in December 2009, were for the benefit of the Dutch State acquired businesses and consisted of the issue of two Mandatory Convertible Securities. The first of these was issued by the former ABN AMRO Bank N.V. in the amount of EUR 967 million and has been demerged together with the assets and liabilities of the Dutch State acquired businesses in accordance with the legal demerger filing dated 30 September 2009 to the new ABN AMRO Bank. The second of these was in the amount of EUR 833 million and was issued directly by the new ABN AMRO Bank to cover expected losses in respect of the EC Remedy business disposal. This issuance has not yet contributed to the regulatory capital as at 31 December 2009. The estimated losses related to the EC Remedy are expected to be booked after legal separation in the new ABN AMRO Bank.

Results of operations for the years ended 31 December 2008 and 2007
Profit for the year decreased by EUR 709 million, or 60.1% to EUR 471 million. This was as a result of a decrease in operating income of EUR 373 million, an increase in operating expenses of EUR 176 million and an increase in loan impairment and other credit risk provisions of EUR 398 million, partially offset by a decrease in tax of EUR 238 million.

Total income
Operating income decreased by EUR 373 million, or 6.7%, to EUR 5,189 million, mainly due to a decrease in net interest income, net fee and commission income and other operating income, partly offset by an increase in results from financial transactions.

•
Net interest income decreased by EUR 217 million, or 6.3%, mainly as result of the inclusion of a negative interest margin from the Group Asset and Liability Management portfolios economically allocated to the Dutch State from 1 April 2008, partly offset by interest revenues on the proceeds of the sale of Asset Management. Increased gross interest, resulting from higher mortgage volumes and commercial loans, did not compensate for the lower margins. Margins on deposits and savings also dropped due to the migration to higher yielding saving products and deposits.

•
Net fees and commission income decreased by EUR 219 million, or 14.2%, mainly due to lower Assets under Management levels in the Private Clients business which decreased by EUR 38 billion to EUR 102 billion. This decline reflects a reduction in net new assets and lower asset values due to deteriorated financial markets in 2008.

•	Results from financial transactions increased by EUR 144 million, reflecting a positive result on the unwinding of some capital management related guarantee transactions.
•	Other operating income decreased by EUR 93 million, or 27.8%. The 2007 figures include the gain on the sale of some branches and offices.

Operating expenses
Operating expenses increased by EUR 176 million, or 4.9%, to EUR 3,786 million. The 2008 operating expenses include a restructuring charge of EUR 208 million, whilst in 2007 a restructuring allowance of EUR 48 million was released. The restructuring charge relates to integration and restructuring costs as well as costs related to the preparation for the possible sale resulting from the EC Remedy. Adjusted for the restructuring charge of EUR 208 million, operating expenses decrease by EUR 32 million, due to cost management actions throughout the year, partially offset by an increase in staff costs arising from a detailed review of staff related provisions and a provision for the estimated costs to ABN AMRO relating to the deposit guarantee scheme in the Netherlands.

Loan impairment and other credit risk provisions
Loan impairment and other credit risk provisions increased by EUR 398 million, to EUR 776 million, mainly related to the small and medium enterprise portfolio.

Total assets
Total assets of the Dutch State acquired businesses increased by EUR 22.2 billion mainly representing the Dutch State acquired businesses allocation of the Group Asset and Liability Management portfolio previously accounted for in Central Items.

Total equity
Total equity allocated to the Dutch State acquired businesses increased by EUR 3.5 billion which included the gain on sale of Asset Management of EUR 3.1 billion and the profit from continuing operations for 2008.

Central Items

The Central Items segment includes items that are not allocated to but economically shared by the Consortium Members as well as settlement amounts accruing to Santander.

Selected information
The table sets out selected information relating to Central Items, for the years ended 31 December 2009, 2008 and 2007.

(in millions of euros)	2009	2008	2007

Net interest income/(expense)	(42)	57	(790)
Net fee and commission income	(1)	(51)	204
Net trading income/(loss)	3	(399)	(128)
Results from financial transactions	(250)	(311)	860
Share of results in equity accounted investments	7	66	120
Other operating income	77	10	765
Income of consolidated private equity holdings	-	-	–
Total income/(loss)	(206)	(628)	1,031
Operating expenses	140	490	1,419
Operating result	(346)	(1,118)	(388)
Loan impairment and other credit risk provisions	-	2	(7)
Operating profit/(loss) before tax	(346)	(1,120)	(381)
Tax	(132)	(304)	(586)
Profit/(loss) from continuing operations	(214)	(816)	205

Total assets (1)	8,776	11,073	175,389
Total equity (1)	9,311	4,127	8,516
Risk-weighted assets (1)	2,406	3,915	79,187
Full-time equivalent staff (1)	138	1,119	3,241
Number of branches and offices (1)	-	10	3,236
Efficiency ratio(2)	-	-	137.6%

(1) Including discontinued operations.
(2) Negative efficiency ratios have been excluded.

Results of operations for the years ended 31 December 2009 and 2008
The result for the year increased by EUR 602 million to a loss of EUR 214 million. This was as a result of a decrease in operating expenses of EUR 350 million, a decrease in loan impairments and other credit risk provisions of EUR 2 million, an increase in operating income of EUR 422 million and a decrease in income tax benefit of EUR 172 million.

Total income
Operating income increased by EUR 422 million to a loss of EUR 206 million, mainly due to a reduction in the loss incurred by Group Assets and Liability Management and the absence of a loss from our shareholding in Unicredit, which had resulted in a loss in 2008.

In the course of 2008, the majority of the Group Asset and Liability Management portfolios were allocated to the businesses acquired by the respective Consortium Members and hence the results are no longer recorded in Central Items.

•
Net interest income decreased by EUR 99 million, mainly due to the lower interest on the proceeds of the sale of businesses allocated to Santander partly offset by the transfer of Group Asset and Liability Management portfolios as explained above.

•	The results from net trading income has increased by EUR 402 million, to nearly zero, mainly due to the transfer of Group Asset and Liability Management portfolios as noted above.
•	Share of results in equity accounted investments has decreased by EUR 59 million resulting from lower profits reported by Saudi Hollandi Bank.

Operating expenses
Operating expenses have decreased by EUR 350 million to EUR 140 million, mainly due to the unwinding of the Central Items including the continued ramp down of the Group functions. The results in 2009 include EUR 3 million restructuring costs whereas 2008 include EUR 167 million restructuring costs.

Tax
The income tax net benefit of EUR 132 million reflects a release in tax provisions related to prior years’ tax returns and tax credits recorded on deductible interest.

Total assets
Total assets of Central Items decreased by EUR 2.3 billion due to the continued ramp down of activities within the segment.

Total equity
Total equity allocated to Central Items increased by EUR 5.2 billion mainly due to the transfers of allocated equity from RBS Group and the Dutch State of EUR 2.9 billion and EUR 2.6 billion, respectively, to cover RBS Group’s and the Dutch State’s share of accumulated losses within this segment and to support the remaining Shared Assets until such time that these are sold, redeemed or otherwise settled.

Results of operations for the years ended 31 December 2008 and 2007
The result for the year decreased by EUR 1,021 million to a loss of EUR 816 million. This was as a result of a decrease in operating income of EUR 1,659 million, a decrease in operating expenses of EUR 929 million and a decrease in tax benefit of EUR 282 million.

Total income
Operating income decreased by EUR 1,659 million to a loss of EUR 628 million, mainly due to lower Group Asset and Liability Management results and lower results from our shareholding in Unicredit (approximately EUR 0.8 billion) that was fully divested in 2008. The results from the shareholding in Unicredit were negative in 2008. This was partly offset by the interest revenue on the proceeds of the sale of Banca Antonveneta and the sale of Banco Real accruing to Santander. The 2007 figures also include significant disposal gains.

In the course of 2008, the majority of the Group Asset and Liability Management portfolios have been allocated to the businesses acquired by the respective Consortium Members. Consequently the majority of the Group Asset and Liability Management results are no longer recorded in Central Items.

•
Net interest income increased by EUR 847 million, mainly due to the interest on the proceeds of the sale of Banca Antonveneta and the sale of Banco Real and due to the transfer of Group Asset and Liability Management portfolios as explained above.

•	The results from net fee and commission income decreased by EUR 255 million, mainly due to the transfer of Group Asset and Liability Management portfolios as explained above.
•	The results from net trading income decreased by EUR 271 million, mainly due to the transfer of Group Asset and Liability Management portfolios as explained above.
•
Results from financial transactions decreased by EUR 1,171 million, mainly due to lower results from our shareholding in Unicredit (approximately EUR 0.8 billion) driven by stock price developments prior to disposal in 2008.

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

Operating expenses
Operating expenses decreased by EUR 929 million. The results in 2008 included a EUR 167 million restructuring charge, whereas 2007 included a restructuring release of EUR 14 million. Operating expenses in 2007 included a provision for the US Department of Justice investigation (EUR 365 million), transaction-related advisory fees (EUR 211 million), the break-up fee paid to Barclays (EUR 200 million), costs of accelerated vesting of share-based payments (EUR 117 million) and transition and integration costs (EUR 95 million).

Tax
Tax expense increased by EUR 282 million to a benefit of EUR 304 million, mainly due to deferred tax asset impairments, while 2007 included higher tax-exempt gains on disposals as well as a tax release.

Total assets
Total assets of Central Items decreased by EUR 164.3 billion due to the sale of Santander acquired businesses, including Banco Real and Banca Antonveneta, and the transfer of the Group Asset and Liability Management portfolio to the RBS and Dutch State acquired businesses during 2008.

Total equity
Total equity allocated to Central Items decreased by EUR 4.4 billion predominantly as a result of the capital distribution to Santander of EUR 19.2 billion partly offset by EUR 13.4 billion gain on sale of discontinued operations attributable to the Santander acquired businesses and the loss from continuing operations of EUR 0.8 billion.

Credit market and related exposures

Impact of the credit environment on ABN AMRO’s financial position and results of operations

Explanatory note
The following disclosures provide information for certain of ABN AMRO’s business activities affected by the unprecedented market events of 2008 and 2009 with a focus on trading and available-for-sale positions.

Throughout this section the following abbreviations have been used:

ABS	Asset-backed securities
CDO	Collateralised debt obligations
CDPC	Credit Derivative Product Company
CDS	Credit default swap
CLO	Collateralised loan obligations
CMBS	Commercial mortgage-backed securities
CVA	Credit valuation adjustment
RMBS	Residential mortgage-backed securities

Asset-backed exposure
The table below summarises the net exposures and balance sheet carrying values of ABS by measurement classification, followed by commentary on the products mentioned.

(in millions of euros)	Held for trading		Available-for-sale		Total ABS
	31 December 2009	31 December 2008	31 December 2009	31 December 2008	31 December 2009	31 December 2008
Net exposure (1)

RMBS	3,059	4,039	7,745	8,011	10,804	12,050
Residential mortgage covered bonds	-	-	10,870	10,858	10,870	10,858
CMBS	-	344	-	-	-	344
CDO & CLOs	-	853	200	327	200	1,180
Other ABS	20	257	2,443	3,375	2,463	3,632
Total	3,079	5,493	21,258	22,571	24,337	28,064

Carrying value (2)

RMBS	3,059	4,096	7,745	8,011	10,804	12,107
Residential mortgage covered bonds	-	-	10,870	10,858	10,870	10,858
CMBS	-	592	-	-	-	592
CDOs & CLOs	-	4,224	200	327	200	4,551
Other ABS	20	257	2,443	3,375	2,463	3,632
Total	3,079	9,169	21,258	22,571	24,337	31,740

(1) Net exposure is the carrying value after taking account of hedge protection purchased from monolines and other counterparties. The hedge provides protection against the notional and interest cash flows in the event of default by the debt security counterparty.
(2) Carrying value is the amount recorded on the balance sheet.

The position in RMBS has decreased slightly in 2009. The held for trading position consists of prime European RMBS positions held as part of the RBS acquired Group Asset and Liability Management portfolios. The available-for-sale RMBS positions are part of the RBS acquired businesses and are backed by mortgages covered by the Dutch mortgage guarantee scheme and 98% of them were AAA rated at 31 December 2009.

96% of residential mortgage covered bonds were AAA rated at 31 December 2009. 99% of residential mortgage covered bonds were originated in Europe, of which 76% in Spain.

The CDO & CLO exposure decreased significantly due to transfers to RBS Group in the first half of 2009. As part of the transfer, all super senior CDO positions (31 December 2008: EUR 636 million) were sold to RBS Group. A loss of EUR 203 million was recognised on those positions in 2009 prior to the transfer. The remaining available-for-sale portfolio comprises of other senior CDOs (EUR 200 million), which are held in the RBS allocated Group Asset and Liability Management portfolios and were AAA rated at 31 December 2009.

The net exposure to ABSs backed by assets other than residential mortgages, such as sovereign or public entities debt, amounts to EUR 2.5 billion (31 December 2008: EUR 3.6 billion) and is mainly related to AAA European (43% Germany, 36% Spain) covered bonds held in the RBS acquired Group Asset and Liability Management portfolios. The decrease is mainly due to maturing of the papers and transfers to RBS.

Monoline exposure
The table below analyses ABN AMRO’s holding of credit default swaps (‘CDSs‘) with monoline counterparties.

(in millions of euros)	31 December 2009	31 December 2008
Gross exposure to monolines	2,913	5,278
Credit valuation adjustment	(2,107)	(2,822)
Hedges with bank counterparties (including an overlay swap with RBS Group)	(806)	(283)
Net exposure to monolines	-	2,173

The monoline insurer credit valuation adjustment (‘CVA’) is calculated on a trade-by-trade basis, and is derived using market observable monoline credit spreads. The perceived deterioration in the credit quality of the monolines has been reflected by ratings downgrades. Market observable credit spreads have widened with lower recovery rate assumptions and this has resulted in relatively increased levels of CVA being recorded against the exposures to these counterparties.

The net loss through trading income in 2009 amounts to EUR 1.3 billion and relates mainly to increased levels of CVA recorded against the exposures prior to entering into an overlay swap with RBS Group as well as the cost of the overlay swap with RBS Group thereafter. The EUR 806 million hedges with bank counterparties includes the overlay swap transacted with RBS Group which transfers the daily movement in the CVA between ABN AMRO and RBS Group for these trades. The mark-to-market of this swap with RBS Group was EUR 405 million in favour of RBS Group at 31 December 2009.

Credit derivative product companies exposure
The table below presents a comparison of the mark-to-market of the credit protection purchased and the CVA on the CDPC. The rating is based on the rating of the CDPC:

(in millions of euros)	31 December 2009			31 December 2008
	Notional amount reference assets	Mark to market	Credit valuation adjustment	Notional amount reference assets	Mark to market	Credit valuation adjustment
AAA / AA rated	-	-	-	6,547	1,282	256
A / BBB rated	694	12	4	4,646	954	335
Total	694	12	4	11,193	2,236	591

The decrease in the notional amount and the related CVA during 2009 was driven mainly by trade novations to RBS Group. The CVA on remaining positions decreased due to increases in the fair value of the insured assets.

The movement in the CDPC CVA is analysed below:

(in millions of euros)
Balance at 1 January 2009	591
(Profits)/Losses through income	(131)
Realised CVA on transfers to RBS Group	(492)
Foreign currency movement	36
Balance at 31 December 2009	4

Section 4     Risk and Capital Management

Regulation and Supervision	44
Regulation and supervision in the Netherlands	44
Regulation and supervision in the European Union	47
Regulation and supervision in the United States	49
Regulation and supervision in the rest of the world	49

Risk Management	50
Risk management and capital adequacy	50
Capital resources and minimum capital requirement information	51
ABN AMRO’s risk framework and governance	53

Risk Factors	61

Legal and Regulatory Proceedings	69

Ongoing Investigations	69

SECTION 4     RISK AND CAPITAL MANAGEMENT

This risk and capital management section sets out the regulatory environment faced by ABN AMRO worldwide, explains how ABN AMRO manages risk and describes some of the risk factors affecting ABN AMRO which should be considered before making investment decisions.

Regulation and Supervision

Regulation and supervision in the Netherlands

General
ABN AMRO and its subsidiaries are regulated in the Netherlands by the Dutch Central Bank (‘DNB’) and the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten referred to as ‘AFM’).

ABN AMRO’s regulatory system in the Netherlands is a comprehensive system based on the provisions of the Financial Supervision Act which came into effect on 1 January 2007. The Financial Supervision Act has replaced, amongst others, the Act on the Supervision of the Credit System 1992 without affecting the existing supervisory system.

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

Prudential Supervision
Prudential supervision of credit institutions in the Netherlands is performed by the DNB under the Financial Supervision Act. No enterprise or institution established in the Netherlands may pursue the business of a credit institution unless it has obtained prior authorisation from the DNB. Its supervisory activities under the Financial Supervision Act focus on supervision of solvency, liquidity and administrative organisation, including risk management and internal control. If, in the opinion of the DNB, a credit institution fails to comply with the rules and regulations regarding the above mentioned subjects, the DNB will notify the credit institution and may instruct the credit institution to behave in a certain manner. If the credit institution does not respond to any such instructions to the satisfaction of the DNB, the DNB is allowed to exercise additional supervisory measures that may include the imposition of fines.

Prudential supervison also oversees calculation of significant intra-group agreements, adjusted solvency, calculation of capital adequacy and significant risk concentrations.  It also determines the models used by the financial undertakings to report the calculations to the DNB. Finally, the regulation lays down reporting rules, for example reporting deadlines and reporting frequency.

Conduct of business supervision
The body responsible for carrying out this supervision in the Netherlands is the AFM.

Conduct-of-business supervision focuses on ensuring orderly and transparent financial market processes, proper relationships between market participants and the exercise of due care by financial undertakings in dealing with clients.

The Financial Supervision Act provides that each supervised credit institution must submit periodic reports to the DNB. In accordance with this requirement ABN AMRO files quarterly and monthly reports with the DNB. At least one submission for each given year must be certified by an external auditor. The report to be certified is selected by an external auditor at his or her discretion.

On 1 July 2008 a decree pursuant to the Financial Supervision Act was extended to incorporate the requirements for eligibility of covered bonds. Dutch issuers of covered bonds now have the facility to register their programs with the DNB. The new legislation is designed to protect the interest of covered bondholders through special supervision by the DNB of the recognised covered bond programs. An issuer must comply with several conditions when submitting a program for recognition and demonstrate compliance to these conditions through the provision of specific documentation and information. Once a program is registered, the issuer will have ongoing administration and reporting obligations to adhere to.

As at 14 August 2009 the Covered Bond programme of the new ABN AMRO Bank N.V became eligible under the new legislation and the outstanding covered bonds have been registered with the DNB.

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

The implementation process of Basel II into Dutch legislation (Financial Supervision Act) and regulation was completed in December 2006 when the DNB published its supervisory rules. The compliance date in the European Union was 1 January 2008.

Basel II provides three approaches of increasing sophistication to the calculation of credit risk capital: the Standardised Approach, the Internal Ratings Based Foundation Approach, and the Internal Ratings Based Advanced Approach. Basel II also introduces capital requirements for operational risk for the first time. Basel II is structured around the three following ‘pillars’.

Pillar 1 sets out minimum regulatory capital requirements, that is, the minimum amount of capital banks must hold against credit, operational and market risks.

Pillar 2 sets out the key principles for supervisory review of an institution’s risk management framework and, ultimately, its capital adequacy. It sets out specific oversight responsibilities for the Board and senior management, thus reinforcing principles of internal control and other corporate governance practices. Pillar 2 requires that the institutions conduct an internal capital adequacy assessment process.

Pillar 3 aims to bolster market discipline through enhanced disclosure by banks.

ABN AMRO’s transitional agreement and current compliance with the Basel II capital adequacy framework
ABN AMRO is fully owned by RFS Holdings which is controlled by the RBS Group, incorporated in the United Kingdom. Consequently, ABN AMRO is under the supervision of the United Kingdom Financial Services Authority (FSA) as its home regulator, and the DNB as its host regulator, for Basel II compliance. For all other matters the DNB remains the home regulator.

ABN AMRO, subsequent to its acquisition by RFS Holdings in October 2007, received approval for a transitional period from its host, as well as its home regulator, for compliance to Basel II capital rules. ABN AMRO has agreed with the DNB and the FSA to continue to report figures on the basis of Basel I until legal separation. In accordance with this, revised minimum requirements have been set for the Tier 1 and total capital ratios, including the requirement to treat capital deductions in the same manner as required under Basel II. The minimum Tier 1 ratio required is 9% and the minimum total capital ratio is 12.5%. The stand alone banks have agreed plans with the DNB concerning Basel II compliance.

The solvency rules for Basel I require that ABN AMRO maintain a minimum level of total capital to support the risk-weighted total value of balance sheet assets and off-balance sheet items. These off–balance sheet items include guarantees, documentary credits, the credit equivalent of interest and currency-related contracts, unused portions of committed credit facilities with an original maturity of over one year, note issuance facilities and revolving underwriting facilities, as well as the market risk for financial instruments in the trading book. This minimum level of total capital is called the Capital Adequacy Ratio. The risk-weighting considers the debtor’s risk, which depends on the debtor’s classification, whether or not security is provided, and the country of origin of the debtor.

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

Available liquidity must always exceed required liquidity. Available liquidity and required liquidity are calculated by applying weighting factors to the relevant on- and off-balance sheet items, i.e. irrevocable commitments. The liquidity test includes all currencies. Compliance reports concerning liquidity requirements of foreign subsidiaries are submitted to the appropriate foreign regulatory authorities as required. At a consolidated level, and in every country in which ABN AMRO operates, ABN AMRO adheres to the liquidity standards imposed by the applicable regulatory authorities.

As a result of the current turbulent times the DNB has required more frequent liquidity information from the banks with a shorter maturity bands. These reports are submitted on a weekly basis.

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

The DNB or the Dutch Minister of Finance can, on request, grant so-called bandwidths, umbrella and group-DNOs in respect of qualifying holdings. A DNO is not required in case of a qualifying holding by a bank in a company whose assets consist of more than 90% liquid assets.

According to Dutch regulation a DNO will not be issued regarding qualifying holding by a bank in a non-financial institution if the value of the equity participation would exceed 15% of a bank’s regulatory capital and if the participation would cause the value of the bank’s aggregate qualifying holdings in non-financial institutions to exceed 60% of its regulatory capital. Certain types of participations will be approved in principle, although in certain circumstances a DNO will have a limited period of validity, such as in the case of a debt rescheduling or rescue operation or when the participation is acquired and held as part of an issue underwriting operation. Generally the approval will be given where the value of the non-financial institution concerned or the value of the participation does not exceed certain threshold amounts.

Supervision of the securities and investment businesses
ABN AMRO is also subject to supervision of its activities in the securities business. The Financial Supervision Act, which has replaced the Act on the Supervision of the Securities Trade 1995 together with the decrees and regulations promulgated thereunder, provides a comprehensive framework for the conduct of securities trading in or from the Netherlands. The AFM is charged by the Dutch Minister of Finance with supervision of the securities industry.

Regulation and supervision in the European Union
The Financial Services Action Plan 1999-2005 has laid the foundation for a single financial market in the EU and has brought about many changes (both directive and regulations) aimed at increasing integration and harmonisation in the European market for financial services.  The financial services sector includes three major areas for which European regulatory policies apply: banking, capital markets, and asset management.

The Consolidated Banking Directive of the European Parliament and of the European Council of 20 March 2000 lays down rules concerning the taking up and pursuit of the business of credit institutions and their prudential supervision. Under this Directive, a bank can offer banking on the basis of a single banking licence (‘European passport’) through the establishment of a branch or cross-border provision of services in all the EU countries.

A new capital requirements framework that updates the Consolidated Banking Directive was adopted in June 2006 as the Capital Requirements Directive. The Capital Requirements Directive is the legal instrument pursuant to which the Basel II framework has been implemented in EU law.  The Capital Requirements Directive lays down the capital adequacy requirements applying to investment firms and credit institutions. Refer to Solvency supervision section for more information.

In October 2008, the Commission adopted proposals to amend the Capital Requirements Directive in light of the financial crisis. Proposals address items such as large exposures, supervisory arrangements and crisis management and securitisation.  In another action taken in response to the crisis, in October 2008, the Commission adopted a proposal for amendments to the Deposit Guarantee Schemes Directive. In December 2008, the European Parliament adopted in first reading, (i) an increased minimum cover level from EUR 20,000 to EUR 50,000 with a further increase to EUR 100,000 by 31 December 2010 and (ii) a reduction in the payout time. In the Netherlands, the maximum cover was already increased earlier to an amount of EUR 100,000 as a result of the financial crisis. Also refer to the Solvency supervision section for more information.

In the area of securities legislation, the Market Abuse Directive prohibits market manipulation and insider dealing in all securities admitted to trading on an EU regulated market. This Directive was reviewed in 2009. The Prospectus Directive that regulates the process and the disclosure requirements for public offerings in and admissions to trading on an EU regulated market of securities, and allows European public offerings with one single prospectus, has also been reviewed last year. The Transparency Directive harmonises the transparency requirements for information about issuers whose securities are admitted to trading on an EU regulated market. This Directive was implemented in the Netherlands as of 1 January 2009.

The other important piece of legislation in this area is the Markets in Financial Instruments Directive, which came into force in various EU countries on 1 November 2007. It regulates amongst others the cross-border provision of investment services and regulated markets and replaces the 1993 Investment Services Directive which established the single passport for investment firms. The Markets in Financial Instruments Directive provides a harmonised regime for investment services and aims at increasing competition and reinforcing investor protection. The Directive provides a passport for investment firms, enabling them to conduct cross-border activities and establish branches throughout Europe on the basis of authorisation from their home country regulator. It streamlines supervision on the basis of home country control and enhances the transparency of markets. It harmonises conduct of business rules, including best execution, conflicts of interests and client order handling rules. The Directive abolishes the concentration rule, and thus leads towards a more competitive regime between order execution venues. It also imposes market transparency rules for investment firms, regulated markets and multilateral trading systems for both pre- and post-trading for equities.

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

Likewise, political initiatives in the area of retail financial services and payment services have been launched. In April 2008, the EU institutions adopted a Directive on Consumer Credit. The Directive covers personal loans of between EUR 200 and 75,000 repayable after more than one month. The Directive introduces consumer protection provisions and at the same time aims at the creation of a single market for consumer credit in the EU. The most significant changes are with respect to (i) the provision of standardised pre-contractual and contractual information; (ii) the right of withdrawal; (iii) early repayment, and (iv) the standardisation of methods for calculating the annual percentage rate of charges. Mortgages and deferred debit cards are explicitly excluded from the Directive’s scope. The Directive came into force on 11 June 2008 and EU Member States will have two years to incorporate the new rules into their national legislation.  In respect of mortgage credit, the European Commission adopted a White Paper on the Integration of EU Mortgage Markets. The White Paper presents measures to improve the efficiency and the competitiveness of these markets. The Commission is consulting with stakeholders on the best approach to deliver the necessary added value.

In November 2008, the European Banking Industry Committee, a committee of the European Commission, adopted the industry’s voluntary code of conduct for switching accounts within the same country, the Bank Account Switching Common Principles. On 1 November 2009 these Principles were agreed upon by the European banking sector associations and came into force throughout the European Union.

In October 2007, the EU institutions formally adopted the Payment Services Directive. This Directive will open up the payment services to competition from new licensed payments institutions and increase consumer protection by introducing information requirements and uniform operational rules for payment service providers. This Directive, applicable in the EU to all payments in Euro and other Member States currencies, lays the basis for the creation of a Single Market in payments and constitutes the legal framework for the Single Euro Payments Area. The Payment Services Directive was implemented in the Financial Supervision Act on 1 November 2009. On 28 January 2008, the SEPA Credit Transfer Scheme went live, thus completing the first phase of the Single Euro Payments Area which is scheduled to be fully operative by 2010. In October 2008, the Commission adopted a proposal for a new regulation replacing Regulation 2560/2001 on cross-border payments in Euro. The proposal aims at extending the principle of equality of charges to direct debits, enhancing consumer protection and reducing the burden of statistical reporting.

In October 2008, the Commission proposed a new e-money Directive to facilitate take-up in the e-money market. The proposal was adopted by the European Parliament and has been published in the Official Journal of the European Union as of 10 October 2009.

In the area of asset management, the EU has enacted legislation on pension and investment products. On investment funds, there are two Undertakings for Collective Investment in Transferable Securities Directives (‘UCITS’), the first regulating the product (e.g. types of assets in which to invest) and the second one giving management companies a ‘European passport’ to operate throughout the EU. The Commission initiated a review of the UCITS framework with the aim of increasing the efficiency of the European investment fund industry. The Committee of European Securities Regulators (‘CESR’) has drawn up a technical advice to the European Commission on level 2 measures relating to mergers of UCITS, master-feeder UCITS structures and cross-border notification of UCITS. In the field of supplementary pensions, a Directive has liberalised the market for supplementary pension schemes by allowing pension providers to operate on an EU-wide basis and establishing ‘prudent person principles’ for asset allocation.

The third Anti-Money Laundering Directive, adopted in November 2005, was required to be implemented into national law of Members States by December 2007. The aim of the Directive is to transpose the Financial Action Task Force’s forty recommendations. It follows a risk-based approach under which all measures aimed at preventing money laundering must be applied on a proportionate basis, depending on the type of customer, business and other considerations. On 1 August 2008 the Act on Anti-Money Laundering and against Financing of Terrorism came into force.

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

On 12 November 2008, the European Commission published a Draft Regulation on credit rating agencies. The amended version of this Regulation was approved on 23 April 2009 by the European Parliament and the Final Regulation has been approved on 16 September 2009.

Regulation and supervision in the United States
ABN AMRO’s operations in the United States are subject to extensive regulation and supervision by both federal and state banking authorities. ABN AMRO is a bank holding company within the meaning of the US Bank Holding Company Act of 1956, which restricts its non-banking activities in the United States, however, ABN AMRO elected to become a financial holding company on 11 March 2000, and as such is permitted to engage in an expanded range of non-banking activities subject to applicable laws and regulations.

Reform proposals and pending legislation in the United States could result in ABN AMRO becoming subject to heightened regulatory requirements, including stricter capital requirements and leverage limits and activities restrictions.

Regulation and supervision in the rest of the world
Our operations elsewhere in the world are subject to regulation and control by local supervisory authorities, and our offices, branches and subsidiaries in such jurisdictions are subject to certain reserve, reporting and control and other requirements imposed by the relevant central banks and regulatory authorities.

Risk Management

Risk management and capital adequacy

ABN AMRO has implemented a combination of advanced and standardised approaches for Credit, Market and Operational risks as allowed under the regulatory framework and is using this in the management of its business. With regards to market risk, ABN AMRO uses an internal Value at Risk (‘VaR') model for calculating capital requirements for the majority of the trading book market risks. Refer to the ABN AMRO Risk Framework and Governance section of this report for further discussion of these risks.

Capital adequacy and risk management are closely aligned. ABN AMRO undertakes a regular assessment of its internal capital requirement based on a quantification of the material risks to which it is exposed. This assessment includes the use of stress tests to assess whether ABN AMRO's capital resources are adequate to remain above minimum requirements during specified scenarios. The results of this internal capital assessment are reviewed by the Policy Group Risk Committee (‘Policy GRC’) and the Group Asset and Liability Committee (‘Group ALCO’) and are used to ensure the adequacy of ABN AMRO's available capital resources, based on target and minimum capital requirements as set in the risk appetite framework. This framework is detailed further under the ABN AMRO Risk Framework and Governance section below.

The main risks facing ABN AMRO are:
•	Credit risk: the risk arising from the possibility that ABN AMRO will incur losses from the failure of customers to meet their obligations.
•	Funding and liquidity risk: the risk to earnings and capital arising from ABN AMRO’s potential inability to meet its obligations as they fall due.
•
Market risk: the risk ABN AMRO is exposed to because of positions held in its trading portfolios and its non-trading businesses. Market risk encompasses equity, currency, interest rate, commodity and market liquidity risks.

•	Operational risk: the risk arising from ABN AMRO's people, processes, systems, physical assets and external events.
•
Compliance and regulatory risk: the risk of legal or regulatory sanctions, material financial loss, or reputational harm ABN AMRO may suffer as a result of its failure to comply with relevant laws, regulation, principles and rules, standards and codes of conduct applicable to its activities in letter and spirit.

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

The Capital Management process is governed by the Group ALCO. The Group Asset and Liability Management (‘ALM’) function is responsible for the development and maintenance of ABN AMRO’s ALM policies and prepares a monthly capital outlook for ABN AMRO and its separate parts. This comprises the hedging of capital invested in countries, managing capital ratios and the total capital requirement, and assessing new capital and debt issuance needs.

To ensure a smooth separation, management has adjusted the Group ALCO governance framework, aligning it with the creation of two new banks. It includes the allocation of appropriate capital and setting of liquidity and interest rate limits for each separate bank as part of the total capital and liquidity requirements.

Capital resources and minimum capital requirement information

ABN AMRO is fully consolidated for regulatory reporting within the RBS Group. Pillar 3 information for ABN AMRO is included within the RBS Group Pillar 3 disclosures. Detailed Pillar 3 reports which include ABN AMRO are available at www.rbs.com.

The table below summarises the capital position of the ABN AMRO Holding, complying with Pillar 3 disclosures for a significant subsidiary of an EU parent.

Regulatory capital resources as at 31 December
(in millions of euros)	2009	2008
Tier 1 Capital Resources
Permanent share capital	1,852	1,852
Profit and loss account and other reserves	6,116	10,854
Share premium account	11,943	5,343
Intangible assets	(103)	(309)
Non-controlling interests	37	38
Core Tier 1 Capital	19,845	17,778
Perpetual non-cumulative preference shares	5,014	3,318
Other Tier 1 Capital	5,014	3,318
Excess limits for non innovative Tier 1 instruments	-	-
Excess limits for innovative Tier 1 instruments	-	-
Net losses on equities held in available-for-sale financial asset category	-	-
Material holdings	-	-
50:50 Tier 1 deductions	(1,485)	(1,943)
Total Tier 1 capital after deductions	23,374	19,153

Tier 2 Capital Resources
Tier 2 capital instruments	8,060	7,924
50:50 Tier 2 deductions	(1,485)	(1,943)
Other Tier 2 deductions	-	-
Total Tier 2 capital after deductions	6,575	5,981

Total Tier 3 Capital	-	272
Deductions for Tiers 1 & 2 capital	-	-
Expected loss amounts and other negative amounts	-	-
Total capital resources after deductions	29,949	25,406

Total Risk-Weighted Assets	117,535	176,028
Tier 1 ratio	19.89%	10.88%
Total Tier ratio	25.48%	14.43%

The tables below set out the minimum capital requirements and associated risk weighted assets for ABN AMRO with separate disclosures for the credit risk, market risk and operational risk requirements. All figures are as at 31 December.

Minimum capital requirements
(in millions of euros)	2009	2008
Credit risk	7,554	11,282
Market risk	127	1,045
Operational risk	1,723	1,756
Total	9,404	14,083

Risk-weighted assets
(in millions of euros)	2009	2008
Credit risk	94,410	141,011
Market risk	1,582	13,069
Operational risk	21,543	21,948
Total	117,535	176,028

Credit risk: minimum capital requirements by approach
(in millions of euros)	2009	2008
Basel II – Advanced Internal Rating-Based (‘IRB’)	-	-
Basel II – Standardised	-	-
Basel II – using Basel I as a proxy	7,554	11,282
Total	7,554	11,282

Credit risk: standardised minimum capital requirements by standardised exposure class
(in millions of euros)	2009			2008
	Exposure value	Risk weighted assets	Minimum required capital	Exposure value	Risk weighted assets	Minimum required capital
Central governments and central banks	88,010	812	65	63,368	2,279	182
Institutions	68,172	8,250	660	129,414	10,815	865
Corporates	209,798	73,826	5,906	276,101	102,839	8,226
Retail	9,438	11,645	932	30,105	12,794	1,023
Secured by real estate property	95,391	14,158	1,133	66,485	22,459	1,797
Other (1)	46,745	(14,338)	(1,147)	83,431	(10,598)	(845)
Securitisation positions standardised approach	445	57	5	6,232	422	34
Total	517,999	94,410	7,554	655,136	141,010	11,282

(1) Includes capital relief on securitisation

The above minimum capital requirements are calculated on the basis of the standard minimum requirement of 8%, while ABN AMRO has agreed transitional minimum levels of regulatory capital with the DNB of 9% for tier 1 and 12.5% for total tier capital.

Market risk: trading book and other business minimum capital requirements
(in millions of euros)	2009	2008
Total trading book capital requirements	127	1,045
Total trading book notional risk-weighted assets	1,582	13,069

Operational risk: minimum capital requirements calculated as per the basic indicator approach
(in millions of euros)	2009	2008
Pillar 1 operational risk minimum capital requirement	1,723	1,756

The Risk Management and Capital Adequacy section also relates to the qualitative public disclosure as required by Basel II Pillar 3 in accordance with the Capital Requirement Directive.

ABN AMRO’s risk framework and governance

ABN AMRO’s risk management framework is based on ‘the principle of three lines of defence’. The first line of defence is the business, which is accountable for the ownership, day-to-day management and control of all risks at an operational level and for implementing processes and testing key controls in compliance with Group policies. The second line of defence is Group Functions, primarily consisting of Group Risk Management, Group Compliance, Group Legal and Group Finance including Group Asset and Liability Management. These functions are responsible for the implementation and maintenance of the operational risk framework, tools and methodologies, and for oversight and challenge on the adequacy of the risk and control processes operating in the business. The third line of defence is Group Audit, which is responsible for independently assessing the adequacy and effectiveness of key controls and ensuring compliance with ABN AMRO policies.

Following its acquisition by RFS Holdings, ABN AMRO is subject to the RBS Group's high level controls and oversight by RBS Group's control functions. Although its risk systems are not yet integrated with those of the RBS Group, data relating to ABN AMRO is presented on a consistent basis as part of RBS Group data. ABN AMRO data is analysed between businesses acquired by RBS Group and those acquired by the Dutch State. A number of RBS Group risk policies and methodologies have been rolled-out in the RBS acquired businesses in 2009.

The main responsibilities of Group Risk Management and the risk management functions of the businesses are to:
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

The ALM function is structured outside the risk management function. ALM supports the capital management process which is governed by the Group ALCO. ALM is responsible for the development of ABN AMRO’s policies for interest rate risk, liquidity risk, the hedging of foreign exchange exposures of capital investments abroad, managing capital ratios, and ABN AMRO wide capital requirement.

The compliance function within ABN AMRO performs the independent oversight role, on behalf of the Managing Board, with respect to those core processes, related policies and procedures that seek to ensure ABN AMRO is in conformity with industry specific laws and regulations in letter and spirit.

Group Finance responsibilities include the preparation of the budget, performance reporting and the process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

ABN AMRO uses various models to value financial instruments, and to assess and manage risks. To limit the model risk that is inherent in models, ABN AMRO has the models that are subject to material model risk validated independently from the business which uses these models. Within the governance framework of ABN AMRO, validation activities are performed by RBS Group and the business unit The Netherlands for models used by respectively the RBS acquired businesses and the Dutch State acquired businesses.

ABN AMRO’s risk philosophy
ABN AMRO’s risk philosophy is about the establishment and execution of bank wide criteria for the acceptance, monitoring, control and management of risk. Its purpose is the creation of value by ensuring:
•	Risk Awareness: Risks are identified, understood and measured at all levels in the organisation.
•
Defined Risk Appetite: Risk accepted by the institution is within the tolerance level set by the Managing Board in accordance with the Group Strategy, existing capital constraints, sustainable earnings and maintenance of desired credit rating for ABN AMRO.

•	Clarity and Transparency: Risk decisions are clear, explicit and consistent with strategic business objectives.
•	Risk-Reward Alignment: Risk decisions are based upon the appropriate risk-reward balance.
•
Compliance: Decisions that may legally and morally commit ABN AMRO must be in compliance with internal approval procedures and the regulations of the countries ABN AMRO and its subsidiaries operate in.

Risk appetite framework
The risk philosophy of ABN AMRO states that risk is managed within a defined risk appetite. Risk appetite is measured as the maximum level of retained risk ABN AMRO will accept to deliver its business objectives. Risk appetite is generally defined through both quantitative and qualitative techniques including stress testing, risk concentration, Value-at-Risk and risk underwriting criteria, ensuring that appropriate principles, policies and procedures are in place and applied. The responsibility for formulating the underpinning objectives for the risk appetite framework lies with the Managing Board.

The risk appetite framework includes all risks taken by ABN AMRO. The risk limits are set at an ABN AMRO level as well as at the RBS acquired businesses and Dutch State acquired businesses level. These businesses are free to set additional limits as they see fit as long as consistency with the overall framework is maintained. The Managing Board’s objectives include a fluent transition process with emphasis on strong control and risk management.

In the following paragraphs a description is given of the risk types and the way ABN AMRO measures and manages these within ABN AMRO.

Credit risk
Credit risk is ABN AMRO’s most material risk and is managed in accordance with ABN AMRO’s comprehensive risk management framework.

Credit risk and country risk
ABN AMRO defines credit risk as the risk of loss from default by debtors (including bond issuers) or counterparties. This covers actual payment defaults as well as losses in value resulting from a decrease in the credit quality of the counterparty or issuer.

ABN AMRO defines country risk as the risk of loss due to country specific events or circumstances. Country risk can materialise by way of credit, market and operational losses. With respect to credit risk, a specific country risk is that the government imposes transfer and/or convertibility measures that prevent an obligor to repay its foreign currency obligations to ABN AMRO. Hence the risk of non or late payment may be caused by the inability of an obligor (credit risk) or by government measures (transfer and convertibility risk). Given the relationship between credit and country risk the two are managed in an integrated manner.

ABN AMRO manages credit risk at two levels. Firstly at portfolio level to manage concentrations by the following dimensions: geography, industry and product or segment and, secondly at individual level to manage single event and single obligor.

Concentration risk is managed actively during the transition period based on limits, outstandings, average Probability of Default and Expected Loss by relevant country and industry cluster. Any change is discussed in Policy Group Risk Committee. Additionally, notional limits are put in place for cross-border risk and sovereign risk. Notional limits are also set on a number of portfolios as a straightforward and practical way to manage the maximum exposure in these portfolios.

Single event or single obligor limits are individually set. Single obligor risk is managed by setting limits on Loss at Default. Loss at Default is the amount that ABN AMRO expects to lose when a counterparty defaults. The RBS acquired businesses segment measure Loss Given Default amounts, which in concept is similar to the Loss at Default.  Authorities for credit decisions involving commercial clients are primarily based on Global One Obligor Exposure. This is the combination of all direct and contingent credit limits to a given relationship globally.

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

•
Decision makers: credit authority is granted to independent persons or committees with the appropriate experience, seniority and commercial judgement. Credit decisions require the approval of at least one person in a risk management function. Specialist internal credit risk departments independently oversee the credit process and make credit decisions or recommendations to the appropriate credit committee.

•
Models: credit models are used to measure and assess risk decisions and to aid on-going monitoring. Measures, such as Probability of Default, Exposure at Default, Loss Given Default and Expected Loss are calculated using duly authorised models. All credit models are subject to independent review prior to implementation.

•
Mitigation techniques to reduce the potential for loss: credit risk may be mitigated by the taking of financial or physical security, the assignment of receivables or the use of credit derivatives, guarantees, risk participations, credit insurance, set off or netting.

•	Risk systems and data quality: systems are organised to produce timely, accurate and complete inputs for risk reporting and to administer key credit processes.
•	Analysis and reporting: portfolio analysis and reporting are used to ensure the identification of emerging concentration risks and adverse movements in credit risk quality.
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

•	Recovery: maximising the return to ABN AMRO through the recovery process.

Please refer to note 38 in Section 6: ‘Financial Statements’ for quantitative information on maximum credit exposure and credit risk concentrations from loans and receivables.

Funding and liquidity risk
Complementing the capital adequacy framework, risk appetite is also expressed through the liquidity risk framework employed by ABN AMRO. This framework is used to manage liquidity risk.

ABN AMRO defines liquidity risk as the risk arising from ABN AMRO’s potential inability to meet its obligations when they become due, without incurring unacceptable losses. Conversely, liquidity risk also manifests itself in the form of opportunity losses due to holding excess liquidity relative to liabilities.

ABN AMRO’s approach to liquidity is that its business as usual liquidity profile should be sufficient for ABN AMRO to continue for at least 30 days under a very severe firm specific crisis, such as no access to wholesale funding and drawings under committed facilities.

ABN AMRO takes a two-tiered approach to liquidity risk management with additional measures taken due to separation activities. Going concern liquidity management is the management of the day-to-day liquidity position within specified parameters to ensure all liabilities can be met on a timely basis. Event risk liquidity management ensures that in the event of either a firm-specific or general market event, ABN AMRO is able to generate sufficient liquidity to withstand a short term liquidity crisis. Due to the ongoing process of separation additional objectives and restrictions have been added to ensure a smooth transition process.

The objective of the organisation is to keep the overall liquidity texture of the balance sheet at such a level, that ABN AMRO is able to survive and resume its business after a crisis. A variety of tools are used to manage this going concern liquidity management objective. They involve liquidity profile management through setting liquidity ratio limits (stable funding to non-liquid assets). Additional limits in terms of size and liquidity profile are imposed on a number of global markets product types. Trading books are required to limit any liquidity mismatch by limiting the amount of short term funding from money markets to trading desks. Funds transfer pricing and internal transactions are required to be executed at arm’s length pricing and fully reflect appropriate costs, including market related liquidity premium. Diversification of funding sources complements the tools to achieve liquidity management objectives.

In response to a firm-specific or general market crisis, event risk liquidity management involves stress testing through quantitative analysis of the liquidity impact of such an event. ABN AMRO keeps a liquidity buffer which mitigates this event risk through the provision of standby liquidity in the form of unencumbered, central bank eligible, collateral. ABN AMRO wide contingency funding plans describe the steps and procedures taken in the event of a crisis. Their effectiveness is tested with periodic dry-runs.

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

Liquidity regulatory compliance is detailed in the section ‘Regulation and supervision’. For further details regarding liquidity risk measurement and control refer to note 38 in Section 6: ‘Financial Statements’.

Market risk in the trading book
ABN AMRO defines market risk as the risk that movements in financial market prices will decrease the value of ABN AMRO’s trading portfolios. ABN AMRO is exposed to market risk through ABN AMRO’s trading activities.

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

ABN AMRO manages market risk primarily through the use of a set of historical and hypothetical scenarios, stressing relevant risk factors and estimating the potential profit and loss under stress, as well as through the calculation of the 99th percentile loss (or Value at Risk) on open positions. ABN AMRO then looks to manage these potential exposures on a daily basis within pre-defined limits for each of the major types of market risk.

This quantitative approach, combined with qualitative analytical approaches, is designed to control ABN AMRO’s exposure to movements in the financial markets.

Other control measures used in the market risk management process include limits on net open positions in terms of their sensitivities to changes in interest rate, credit spreads, volatilities and other relevant factors. Alongside these sensitivities, ABN AMRO also monitors position concentrations and position ageing. These non-statistical measures help to monitor and control liquidity risk in trading books.

The Value at Risk (‘VaR’) is reported on a daily basis per trading portfolio, per product line and for ABN AMRO as a whole. It is reported daily to the senior management of the RBS acquired businesses and Dutch State acquired businesses, Group Risk Management and the responsible members of the Managing Board. Please refer to note 38 in Section 6: ‘Financial Statements’ for the quantification of Value at Risk per risk category.

VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at a given confidence level. ABN AMRO uses a historical simulation model in computing Value at Risk. The limitations of VaR models include:
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

This limitation of Value at Risk models means that ABN AMRO must supplement it with other measurements of risk. These include a series of stress scenarios that shed light on the behaviour of ABN AMRO’s portfolio and the impact on ABN AMRO’s financial results under extreme market movements. Stress scenarios have been developed internally to reflect specific characteristics of ABN AMRO’s portfolios and are performed on a daily basis for each trading portfolio and at several aggregation levels. These stress scenarios include stepped movements in one or more risk factors (e.g. parallel shifts in interest rate curves) and multiple factor tests that are based on actual historical.

Market risk in the banking book
The principal market risks arising from ABN AMRO’s non-trading activities are interest rate risk, currency risk and equity risk.

ABN AMRO defines interest rate risk as the risk that the interest income of ABN AMRO changes due to a change of interest rates and that the change in value of ABN AMRO’s financial assets in the banking book, representing financial assets other than those categorised as trading assets does not match the change in value of ABN AMRO’s liabilities due to a changes in interest rates. Interest rate risk arises primarily from the fact that re-pricing period of ABN AMRO’s assets typically exceeds the re-pricing period of ABN AMRO’s liabilities (an ‘interest maturity mismatch’).

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

ABN AMRO uses estimation techniques to calculate a set of forward-looking pre-defined interest rate scenarios, such as movements in the yield curve level and shape. In combination with Balance Sheet simulation models ABN AMRO calculates ‘Earnings at Risk’ and the ‘Change in Value of Equity’. These model-based scenario analyses require assumptions about client behaviour. ABN AMRO uses statistical and mathematical models to express this behaviour in ABN AMRO’s simulation. ABN AMRO’s position is managed to ensure these two metrics are within defined limits under the pre-defined scenarios. Any required corrective action is taken through steering the underlying portfolio.

Non-trading currency risk derives from ABN AMRO’s investments in overseas subsidiaries, associates and branches. ABN AMRO’s strategic investments are the principal sources of non-trading equity price risk. ABN AMRO does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding.

ABN AMRO applies various hedging strategies to manage and minimise any adverse effects from these exposures. ABN AMRO’s policy in relation to structural positions is to selectively hedge the structural foreign currency exposure arising from net asset value, including goodwill, in foreign subsidiaries, equity accounted investments and branches, except where doing so would materially increase the sensitivity of the ABN AMRO’s regulatory capital ratios to currency movements. Thus, for the US dollar exposure, ABN AMRO hedges its US dollar capital ratio. The policy requires structural and capital ratio foreign exchange positions to be reviewed regularly by the Group Asset and Liability Management committee. Foreign exchange differences arising on the translation of foreign operations are recognised directly in equity together with the effective portion of foreign exchange differences arising on hedging instruments.

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

Risk self-assessment: A structured approach that helps line management to identify and assess risks and take mitigating actions for risks which are identified as unacceptable. In the RBS acquired businesses segment a self-certification process is in place to ensure key controls and policies are assessed and self-certified on a quarterly basis.

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

The Group Compliance function concentrates its activities of financial services and its associated rules, regulations, codes of conduct and market standards. These are predominantly “conduct of business" requirements.

Risk based monitoring plans are prepared through a compliance risk assessment methodology. The business obtains compliance advise where required in preparing their activities. Senior management is regularly updated on compliance issues and their follow up.

Legal risk
ABN AMRO defines legal risk as the risk from failure to comply with statutory or regulatory obligations and from uncertainty due to legal actions or uncertainty in the applicability or interpretation of contracts, law or regulations.

The legal function oversees ABN AMRO’s legal risks worldwide and acts as a central reporting point for ABN AMRO’s teams of in-house lawyers. A global legal mandate helps the business make the most effective use of ABN AMRO’s legal resources, specifying the areas requiring the mandatory involvement of the legal function.

Financial reporting risk
Management must provide financial statements that fairly present ABN AMRO’s financial position, results of operations and cash flows in accordance with IFRS. ABN AMRO defines financial reporting risk as the risk of a lack of fair presentation and as a result of material misstatements in one or more of the financial statement amounts or disclosures.  A material misstatement is defined as an omission or misstatement that could influence the economic decisions of users taken on the basis of the financial statements.

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

ABN AMRO’s financial statements comply with sections 404 and 302 of the Sarbanes-Oxley Act and the Act on Financial Supervision in relation to the sign off of the accounts. Please refer to Section 7: ‘Other Information’ for ABN AMRO’s compliance statements.

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

ABN AMRO believes that ABN AMRO’s pursuit of business sustainability and value creation requires proper conduct of its business activities in accordance with ABN AMRO’s Corporate Values and Business Principles and with laws and regulations.

A key component of risk management is ensuring that ABN AMRO’s reputation is preserved and enhanced through choosing to engage responsibly in the right business activities with the right clients.

ABN AMRO’s client-facing staff has the first-line responsibility for applying sustainability criteria to business selection. ABN AMRO implemented tools to support ABN AMRO’s staff to perform this task adequately.

Alongside ABN AMRO’s legal and compliance policies, ABN AMRO has several reputational risk policies to identify, assess and manage the non-financial issues present within ABN AMRO’s business engagements. These policies and standards are referred to as Environmental, Social and Ethical Risk Management policies, and currently include: Forestry and Tree plantations; Oil & Gas; Mining & Metals; Defense industry; Gambling; Human Rights, Dams, Tobacco and Animal Testing. Each of these policies contains client and transaction acceptance criteria, including appropriate filters. Such filters have been developed to assess whether an engagement could present potential environmental, social or ethical issues and thereby translate into reputational risk.

Business risk
ABN AMRO defines business risk as the risk that operating income is lower than expected because of lower than expected revenues (e.g. lower margins, lower market share, and market downturn) or higher than expected costs, not being caused by one of the other risk types.

Business risk is driven by the volatility of the revenue stream and the extent to which costs are fixed or vary with revenues. Business risk is managed by way of the regular budget and investment decision processes as well as performance management processes.

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

Conditions in the global financial markets and economy have yet to normalise and may materially adversely affect ABN AMRO’s business and profitability
The outlook for the global economy over the near to medium term remains challenging as the global financial system has yet to fully normalise. Results of operations in the past have been, and in the future may continue to be, materially affected by many factors of a global nature, including political, economic and market conditions; the availability and cost of capital; the liquidity of global markets; the level and volatility of equity prices, commodity prices and interest rates; currency values and other market indices; technological changes and events; the availability and cost of credit; inflation; the stability and solvency of financial institutions and other companies; investor sentiment and confidence in the financial markets; or a combination of these or other factors. While there are some signs of a recovery in some countries, it appears that 2010 will continue be a year of slow growth, and it is not yet certain whether the recovery underway is stable.

Emergency measures designed to stabilise the European Union and the United States financial markets are beginning to wind down
Since mid-2008, a host of government actions have been implemented in response to the financial crisis and the recession. Some of the programs are beginning to expire and the impact of the wind-down of these programs on the financial sector and on the nascent economic recovery is unknown. As government support schemes are cancelled, changed or withdrawn, there is a possibility that ABN AMRO, in common with other financial institutions, may have insufficient access to, or incur higher costs associated with, funding alternatives, which could have a material adverse effect on ABN AMRO’s business, financial condition, results of operations and prospects. In addition, a stall in the economic recovery or continuation or worsening of current financial market conditions could exacerbate these effects.

The financial services industry is subject to extensive regulation, which is undergoing major changes
As a financial services firm, ABN AMRO is subject to financial services laws, regulations, corporate governance requirements, administrative actions and policies in each location in which it operates. In 2009, as many emergency government programs slowed or wound down, global regulatory and legislative focus generally moved to a broader reform and a restructuring of financial institution regulation. Legislators and regulators, both in Europe and the United States, are currently considering a wide range of proposals that, if enacted, could result in major changes to the way ABN AMRO’s global operations are regulated. Some of these major changes may take effect as early as 2010, and could materially impact the profitability of ABN AMRO’s businesses, the value of assets we hold or the collateral available for our loans, require changes to business practices and expose us to additional costs, taxes, liabilities, enforcement actions and reputational risk.

As a financial holding company, certain reform proposals under consideration could result in ABN AMRO becoming subject to stricter capital requirements and leverage limits, and could also affect the scope, coverage, or calculation of capital, all of which could require us to reduce business levels or to raise capital, including in ways that may adversely impact our creditors. Regulatory reform proposals could also result in the imposition of additional restrictions on our activities proposals for heightened capital requirements at the level of the holding company are implemented and we are unable to meet such requirements.

Markets may experience periods of high volatility accompanied by reduced liquidity, which may lead to market risk losses and adversely influence ABN AMRO’s ability to hedge our risks effectively
Market volatility, illiquid market conditions and disruptions in the credit markets remain a risk to ABN AMRO’s business. In addition, financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. Under these extreme conditions, hedging and other risk management strategies may not be as effective at mitigating trading risks as they would be under more normal market conditions. Moreover, under these conditions market participants are particularly exposed to trading strategies employed by many market participants simultaneously and on a large scale, such as crowded trades. ABN AMRO’s risk management and monitoring processes seek to quantify and mitigate risk to more extreme market moves. Severe market events have historically been difficult to predict, however, and ABN AMRO could realise significant losses if extreme market events were to persist for an extended period of time.

Changes in interest rate and foreign exchange rates may adversely affect ABN AMRO’s results
Fluctuations in interest rates and foreign exchange rates influence ABN AMRO’s performance. The results of ABN AMRO’s banking operations are affected by ABN AMRO’s management of interest rate sensitivity. Interest rate sensitivity refers to the relationship between changes in market interest rates and changes in net interest income. If the yield on our interest-earning assets does not increase at the same time or to the same extent as our cost of funds, or if our cost of funds does not decline at the same time or to the same extent as the decrease in yield on our interest-earning assets, our net interest income and net interest margin may be adversely impacted. This could have a material adverse effect on the financial condition of ABN AMRO’s business or results from operations and cash flows.

In addition, ABN AMRO Holding publishes its consolidated financial statements in euros. Fluctuations in the exchange rates used to translate other currencies into euros affect ABN AMRO Holding’s reported consolidated financial condition, results of operations and cash flows from year to year.

For an overview of how interest rate risk and foreign exchange rate fluctuation risk is managed, see ‘Market risk in the trading book’ in this section as well as note 38 in Section 6: ‘Financial Statements’.

Defaults by another large financial institution could adversely affect financial markets generally
The commercial soundness of many financial institutions may be closely interrelated as a result of credit, trading, clearing or other relationships between the institutions. As a result, concerns about, or a default or threatened default by, one institution could lead to significant market-wide liquidity and credit problems, financial losses and defaults by other institutions. This is sometimes referred to as “systemic risk” and may adversely affect financial intermediaries, such as clearing agencies, derivatives clearing organizations, banks, securities firms and exchanges, with which we interact on a daily basis, and therefore, lead to material losses for ABN AMRO.

Lack of liquidity is a risk to ABN AMRO’s business and its ability to access sources of liquidity has been, and will continue to be, constrained
Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of enterprise specific factors, including an over-reliance on a particular source of funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and financial market crises. During the course of 2008 and 2009, credit markets worldwide experienced a severe reduction in liquidity and term-funding. During this time, perception of counterparty risk between banks also increased significantly. This increase in perceived counterparty risk also led to reductions in inter-bank lending, and hence, in common with many other banking groups, ABN AMRO’s access to traditional sources of liquidity has been, and may continue to be, restricted.

ABN AMRO’s liquidity management focuses on maintaining a diverse and appropriate funding strategy for its assets, controlling the mismatch of maturities and carefully monitoring its undrawn commitments and contingent liabilities. However, ABN AMRO’s ability to access sources of liquidity (for example, through the issue or sale of financial and other instruments or through the use of term loans) during the recent period of liquidity stress has been constrained to the point where it, like other banks, has had to rely more than otherwise on shorter term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks. While during the course of 2009 money market conditions improved, with ABN AMRO seeing a material reduction of funding from central banks and the issuance of non-government guaranteed term debt, further tightening of credit markets could have a negative impact on ABN AMRO. ABN AMRO, in line with other financial institutions, may need to seek funds from alternative sources, potentially at higher costs of funding than has previously been the case.

In addition, there is also a risk that corporate and institutional counterparties with credit exposures may look to reduce all credit exposures to banks, given current risk aversion trends. It is possible that credit market dislocation becomes so severe that overnight funding from non-government sources ceases to be available.

Like many banking groups, ABN AMRO relies on customer deposits to meet a considerable portion of its funding. Furthermore, as part of its ongoing strategy to improve its liquidity position, ABN AMRO is actively seeking to increase the proportion of its funding represented by customer deposits. However, such deposits are subject to fluctuation due to certain factors outside ABN AMRO’s control, such as a loss of confidence, increasing competitive pressures or the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors, which could result in a significant outflow of deposits within a short period of time. There is currently heavy competition among EU banks for retail customer deposits, which has increased the cost of procuring new deposits and impacted ABN AMRO’s ability to grow its deposit base. An inability to grow, or any material decrease in, ABN AMRO’s deposits could, particularly if accompanied by one of the other factors described above, have a negative impact on ABN AMRO’s ability to satisfy its liquidity needs unless corresponding actions were taken to improve the liquidity profile of other deposits or to reduce assets. The governments of some of the countries in which ABN AMRO operates have taken steps to guarantee the liabilities of the banks and branches operating in their respective jurisdiction. Whilst in some instances the operations of ABN AMRO are covered by government guarantees alongside other local banks, in other countries this may not necessarily always be the case.

There can be no assurance that these measures, alongside other available measures, will succeed in improving the funding and liquidity in the markets in which ABN AMRO operates, or that these measures, combined with any increased cost of any funding currently available in the market, will not lead to a further increase in ABN AMRO’s overall cost of funding, which could have an adverse impact on ABN AMRO’s financial condition and results of operations.

ABN AMRO's borrowing costs, our access to the debt capital markets and our liquidity depend significantly on our credit ratings
Rating agencies assess the creditworthiness of ABN AMRO and assign a rating to ABN AMRO and some of the financial instruments it has issued. This information is available to many investors and clients of ABN AMRO. Any downgrade in ABN AMRO’s ratings may further increase our borrowing costs, require ABN AMRO to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit ABN AMRO’s access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. As a result, any further reductions in ABN AMRO’s credit ratings could adversely affect ABN AMRO’s access to liquidity and competitive position, increase its funding costs and have a negative impact on ABN AMRO’s earnings and financial condition. On 4 August 2009 Moody’s Investor Service lowered the long-term ratings of ABN AMRO and several of its subsidiaries, including ABN AMRO Bank N.V. Moody’s also placed ABN AMRO’s long-term ratings on review for possible downgrade. There can be no assurance that Moody’s or another credit rating agency will not downgrade the credit rating of ABN AMRO or its subsidiaries.

ABN AMRO’s business performance could be adversely affected if its capital is not managed effectively or if there are changes to capital adequacy and liquidity requirements.
Effective management of ABN AMRO’s capital is critical to its ability to operate its businesses, to grow organically and to pursue its strategy of returning to standalone strength. ABN AMRO is required by regulators in the Netherlands, United Kingdom, the United States and in other jurisdictions in which it undertakes regulated activities, to maintain adequate capital resources. The maintenance of adequate capital is also necessary for ABN AMRO’s financial flexibility in the face of continuing turbulence and uncertainty in the global economy.

On 17 December 2009, the Basel Committee on Banking Supervision (the “Basel Committee”) proposed a number of fundamental reforms to the regulatory capital framework in its consultative document entitled "Strengthening the resilience of the banking sector". If the proposals made by the Basel Committee are implemented, this could result in ABN AMRO being subject to significantly higher capital requirements. The proposals include: (a) the build-up of a counter-cyclical capital buffer in excess of the regulatory minimum capital requirement, which is large enough to enable ABN AMRO to remain above the minimum capital requirement in the face of losses expected to be incurred in a feasibly severe downturn; (b) an increase in the capital requirements for counterparty risk exposures arising from derivatives, repo-style transactions and securities financing transactions; (c) the imposition of a leverage ratio as a supplementary measure to the existing Basel II risk-based measure; (d) the phasing out of hybrid capital instruments as Tier 1 capital and the requirement that the predominant form of Tier 1 capital must be common shares and retained earnings; and (e) the imposition of  global minimum liquidity standards that include a requirement to hold a stock of unencumbered high quality liquid assets sufficient to cover cumulative net cash outflows over a 30-day period under a prescribed stress scenario. The proposed reforms are subject to a consultative process and an impact assessment and are not likely to be implemented before the end of 2012. The Basel Committee will also consider appropriate transition and grandfathering arrangements.

These and other future changes to capital adequacy and liquidity requirements in the jurisdictions in which it operates may require ABN AMRO to raise additional Tier 1, Core Tier 1 and Tier 2 capital. If ABN AMRO is unable to raise the requisite Tier 1 and Tier 2 capital, it may be required to further reduce the amount of its risk-weighted assets and engage in the disposition of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to ABN AMRO.

Any change that limits ABN AMRO’s ability to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) or to access funding sources, could have a material adverse impact on its financial condition and regulatory capital position.

The financial performance of ABN AMRO has been and will be affected by borrower credit quality
Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of ABN AMRO's businesses. Whilst many economies have stabilised and left a recession over the course of 2009, ABN AMRO may continue to see adverse changes in the credit quality of its borrowers and counterparties, for example, as a result of their inability to refinance their indebtedness, with increasing delinquencies, defaults and insolvencies across a range of sectors (such as the personal and banking and financial institution sectors) and in a number of geographies. This trend has led and may lead to further and accelerated impairment charges, higher costs, additional write-downs and losses for ABN AMRO.

Increases in ABN AMRO’s allowances for loan losses may have an adverse effect on ABN AMRO’s results
ABN AMRO’s banking businesses establish provisions for loan losses, which are reflected in the loan impairment and other credit risk provisions on ABN AMRO’s income statement, in order to maintain ABN AMRO’s allowance for loan losses at a level that is deemed to be appropriate by management based upon an assessment of prior loss experiences, the volume and type of lending being conducted by each bank, industry standards, past due loans, economic conditions and other factors related to the collectability of each entity’s loan portfolio. Although management uses its best efforts to establish the allowances for loan losses, that determination is subject to significant judgment, and ABN AMRO’s banking businesses may have to increase or decrease their allowances for loan losses in the future as a result of increases or decreases in non-performing assets or for other reasons. For further detail please refer to the section ‘Accounting Policies’ in Section 6: ‘Financial Statements’. Any increase in the allowances for loan losses, any loan losses in excess of the previously determined provisions with respect thereto or changes in the estimate of the risk of loss inherent in the portfolio of non-impaired loans could have an adverse effect on ABN AMRO’s results of operations and financial condition.

ABN AMRO operates in markets that are highly competitive. If ABN AMRO is unable to perform effectively, our business and results of operations will be adversely affected
There is substantial competition for the types of banking and other products and services that ABN AMRO provides in the regions in which ABN AMRO conducts large portions of our business. The intensity of this competition is affected by consumer demand, technological changes, the impact of consolidation, regulatory actions and other factors. In addition, technological advances and the growth of e-commerce have made it possible for non-depositary institutions to offer products and services that were traditionally banking products and for financial institutions to compete with technology companies in providing electronic and internet-based financial solutions. If ABN AMRO is unable to provide attractive product and service offerings that are profitable, ABN AMRO may lose market share or incur losses on some or all of ABN AMRO’s activities.

In addition, certain competitors may have access to lower cost funding and be able to offer retail deposits on more favourable terms than ABN AMRO and may have stronger multi-channel and more efficient operations as a result of greater historical investments. Furthermore, ABN AMRO’s competitors may be better able to attract and retain clients and talent, which may have a negative impact on ABN AMRO's relative performance and future prospects.

Furthermore, increased government ownership of, and involvement in, banks generally may have an impact on the competitive landscape in the major markets in which ABN AMRO operates. Although, at present, it is difficult to predict what the effects of this increased government ownership and involvement will be or how they will differ from jurisdiction to jurisdiction, such involvement may cause ABN AMRO to experience stronger competition for corporate, institutional and retail clients and greater pressure on profit margins. Since the markets in which ABN AMRO operates are expected to remain highly competitive in all areas, these and other changes to the competitive landscape could adversely affect ABN AMRO's business, margins, profitability and financial condition.

ABN AMRO is subject to operational risks that could adversely affect our business
ABN AMRO, like all financial institutions, is exposed to many types of operational risk, including the risk of fraud or other misconduct by employees or outsiders, unauthorised transactions by employees and operational errors, including clerical or record keeping errors or errors resulting from faulty computer or telecommunications systems. As a consequence of the legal demerger and separation of ABN AMRO, and the accompanying separation of information technology platforms, ABN AMRO is subject to heightened operational risk. ABN AMRO may also be subject to disruptions of ABN AMRO’s operating systems, arising from events that are wholly or partially beyond ABN AMRO’s control (including, for example, computer viruses or electrical or telecommunication outages), which may give rise to losses in service to customers and to loss or liability to ABN AMRO. ABN AMRO is further exposed to the risk that external vendors may be unable to fulfil their contractual obligations to ABN AMRO, and to the risk that their business continuity and data security systems prove to be inadequate. ABN AMRO also faces the risk that the design of ABN AMRO’s controls and procedures prove to be inadequate or are circumvented. Although ABN AMRO has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, to identify and rectify weaknesses in existing procedures and to train staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by ABN AMRO. Any weakness in these systems or controls, or any breaches or alleged breaches of applicable laws or regulations, could have a materially negative impact on ABN AMRO’s business, reputation and results of operations.

ABN AMRO depends on the accuracy and completeness of information about customers and counterparties
In deciding whether to extend credit or enter into other transactions with customers and counterparties, ABN AMRO may rely on information furnished to ABN AMRO by or on behalf of the customers and counterparties, including financial statements and other financial information. ABN AMRO also may rely on the audit report covering those financial statements. ABN AMRO’s financial condition and results of operations could be negatively affected by relying on financial statements that do not comply with generally accepted accounting principles or that are materially misleading.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate
Under IFRS, ABN AMRO recognises at fair value (i) financial instruments classified as ‘held-for-trading’ or ‘designated as at fair value through income’, (ii) financial assets classified as ‘available-for-sale’, and (iii) derivatives, each as further described in Section 6: ‘Accounting Policies’. Generally, to establish the fair value of these instruments, ABN AMRO relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to changes in market conditions, as has been the case during the current financial crisis. In such circumstances, ABN AMRO's internal valuation models require ABN AMRO to make assumptions, judgements and estimates to establish fair value. In common with other financial institutions, these internal valuation models are complex, and the assumptions, judgements and estimates ABN AMRO is required to make often relate to matters that are inherently uncertain, such as expected cash flows, the ability of borrowers to service debt, residential and commercial property price appreciation and depreciation, and relative levels of defaults and deficiencies. Such assumptions, judgements and estimates may need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on ABN AMRO's earnings and financial condition. Also, recent market volatility and illiquidity have challenged the factual bases of certain underlying assumptions and have made it difficult to value certain of ABN AMRO’s financial instruments. Valuations in future periods, reflecting prevailing market conditions, may result in further significant changes in the fair values of these instruments, which could have a negative effect on ABN AMRO’s results of opersations and financial condition.

Our ability to retain and attract qualified employees is critical to the success of our business and the failure to do so may materially adversely affect our performance
Our people are our most important resource and competition for qualified employees is intense. In order to attract and retain qualified employees, we seek to compensate such employees at market levels. Typically, those levels have caused employee compensation to be our greatest expense as compensation is highly variable and changes with performance. If we are unable to continue to attract and retain qualified employees, or do so at rates necessary to maintain our competitive position, or if compensation costs required to attract and retain employees become more expensive, our performance, including our competitive position, could be materially adversely affected. The financial industry may experience more stringent regulation of employee compensation, or employee compensation may be made subject to special taxation, which could have an adverse effect on our ability to hire or retain the most qualified employees.

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

ABN AMRO is subject to enforcement risks relating to the Department of Justice’s criminal investigation of its dollar clearing activities
As previously disclosed, the United States Department of Justice has been conducting a criminal investigation into ABN AMRO’s dollar clearing activities, Office of Foreign Assets Control (‘OFAC’) compliance procedures and other Bank Secrecy Act compliance matters all relating to activities before the Consortium Members acquired ABN AMRO. Both before and after the change of control, ABN AMRO cooperated and continues to cooperate fully with the investigation. Although no written agreement has yet been reached and negotiations are ongoing, in April 2007 the Bank reached an agreement in principle with the Department of Justice.

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

The legal demerger of ABN AMRO Bank N.V. has resulted in a cross liability arrangement that changes the legal recourse available to investors
On 6 February 2010, ABN AMRO Bank N.V. was demerged into two entities, being RBS N.V. (the former ABN AMRO Bank N.V.) and the new ABN AMRO Bank.

In principle investors now only have recourse to the entity to which the relevant assets and liabilities have been transferred for payments in respect of the appropriate securities. Under the Dutch Civil Code, however, each entity remains liable to creditors for the monetary obligations of the other entity that existed at the date of the legal demerger in the event that the other entity cannot meet its obligations to those creditors. In each case, the liability relates only to obligations existing at the date of the legal demerger.

The liability of RBS N.V. is limited to the equity retained at legal demerger, which amounted to EUR 4.0 billion. The liability of the new ABN AMRO Bank N.V. is limited to the amount of equity acquired at legal demerger, which amounted to EUR 1.8 billion.

RBS N.V. has made arrangements to mitigate the risks of liability to the creditors which transferred to the new ABN AMRO Bank upon legal demerger. The new ABN AMRO Bank has also made arrangements to mitigate the risks of liability to the creditors that remain in RBS N.V. Both of these entities hold the level of regulatory capital agreed upon with the Dutch Central Bank for purposes of covering any residual risks.

Please note that similar to the above, the legal demerger of certain commercial activities in relation to the EC remedy also resulted in a cross liability arrangement that changes the legal recourse available to investors. Also in this case, the liability relates only to obligations existing at the date of legal demerger of New HBU II N.V. The liability of New HBU II N.V. is limited to the equity acquired at legal demerger.

ABN AMRO’s legal demerger and legal separation process creates additional risks for ABN AMRO's business and stability
ABN AMRO is going through a period of transition and change, which poses additional risks to ABN AMRO’s business including (i) ABN AMRO’s ability to manage the break up of ABN AMRO in a controlled manner while minimising the loss of business, (ii) ABN AMRO’s ability to retain key personnel during the transition and (iii) enhanced operational and regulatory risks during this period. During this period of transition and change and as a result of the legal demerger and upcoming legal separation, RBS N.V. and the new ABN AMRO Bank will remain interdependent with respect to certain business areas, for which they will inter alia provide certain services to each other.

Investors in the United States may not be able to enforce civil liability judgments against ABN AMRO Holding and our directors and executive officers
ABN AMRO Holding is incorporated under the laws of the Netherlands and the members of our Supervisory Board, with one exception, and our Managing Board are residents of countries outside of the United States. Substantially all of the assets of ABN AMRO Holding and of the members of the Supervisory Board and the Managing Board are located outside the United States. As a result, it may not be possible for investors to effect service of process upon ABN AMRO or upon these persons, or to enforce judgments of U.S. courts predicated upon the civil liability provisions of U.S. securities laws against ABN AMRO Holding and these persons. The United States and the Netherlands do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon U.S. federal securities laws, would not be enforceable in the Netherlands. However, a Dutch court may, under current practice, recognise the final judgment that has been rendered in the United States and may grant the same claim without rehearing the merits under certain circumstances, unless the consequences of the recognition of such judgment would contravene public policy in the Netherlands.

Risk factors in relation to the Asset Protection Scheme

On 22 December 2009, the RBS Group acceded to the Asset Protection Scheme (‘APS’) with HM Treasury acting on behalf of the UK Government. Under the Scheme, the RBS Group purchased credit protection over a portfolio of specified assets and exposures (“covered assets”) from HM Treasury including assets and exposures of ABN AMRO in the amount of EUR 30 billion (the "ABN AMRO Covered Assets"). On 22nd December 2009 ABN AMRO and RBS plc entered into a back to back contract in relation to the ABN AMRO Covered Assets (the "Contract").

The extensive governance, asset management and information requirements under the APS conditions and HM Treasury’s step-in rights reflected in the Contract may serve to limit materially ABN AMRO's operations. In addition, the market’s reaction to such controls and limitations may have an adverse impact on the price of the ABN AMRO’s securities.
HM Treasury has the right under the APS to appoint one or more step-in managers (identified or agreed to by HM Treasury) to exercise certain step-in rights upon the occurrence of certain specified events. The step-in rights extend to the ABN AMRO Covered Assets. The step-in rights are extensive and include certain oversight, investigation, approval and other rights, the right to require the modification or replacement of any of the systems, controls, processes and practices of the RBS Group (including ABN AMRO) and extensive rights in relation to the direct management and administration of the ABN AMRO Assets. The step-in manager may be a person identified by HM Treasury and not by the company. If HM Treasury seeks to exercise its right to appoint one or more step-in managers in relation to the management and administration of Covered Assets held by ABN AMRO or its wholly owned subsidiaries, ABN AMRO will, in certain circumstances, need to seek consent from the Dutch Central Bank to allow it to comply with such a step-in. The appointment of a step-in manager could result in a material adverse effect on ABN AMRO’s reputation or results of operations or result in a loss of value in ABN AMRO’s securities.

In order to fulfil its disclosure obligations under the Contract, ABN AMRO may incur the risk of civil suits, criminal liability or regulatory actions.
The APS Conditions and the Contract require that certain information in relation to the Covered Assets including the ABN AMRO Covered Assets be disclosed to HM Treasury to enable HM Treasury to quantify, manage and assess its exposure under the APS. In complying with these requirements and providing such information to HM Treasury, ABN AMRO may, in certain jurisdictions, incur the risk of civil suits or regulatory action (which could include fines) to the extent that disclosing information related to the ABN AMRO Covered Assets results in ABN AMRO breaching common law or statutory confidentiality laws, contractual undertakings, data protection laws, banking secrecy and other laws restricting disclosure. Adverse regulatory action or adverse judgments in litigation could result in a material adverse effect on ABN AMRO’s reputation or results of operations or result in a loss of value in ABN AMRO’s securities.

Where ABN AMRO discloses information to HM Treasury as set out above, HM Treasury may disclose that information to a number of third parties for certain specified purposes. Such disclosures by HM Treasury may put ABN AMRO in breach of common law or statutory confidentiality laws, contractual undertakings, data protection laws, banking secrecy or other laws restricting disclosure.

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

In November 2009 the Supreme Court in the Netherlands gave a declaratory judgment against World Online International N.V., Goldman Sachs International and ABN AMRO Bank N.V. in relation to claims arising out of the World Online initial public offering of 2000. It held that these Defendants had committed certain wrongful acts in connection with the initial public offering. The judgment does not establish liability or the amount of any loss. Management does not believe that any final liability or loss will have a significant effect on ABN AMRO’s financial position or profitability.

On the basis of information currently available, and having taken legal counsel with advisors, ABN AMRO is of the opinion that the outcome of these proceedings is unlikely to have a material adverse effect on the consolidated financial position and the consolidated profit of ABN AMRO.

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

In consideration for the foregoing provisions, as well as ABN AMRO’s extensive remedial actions to date and its willingness to demonstrate future good conduct and full compliance with all applicable federal laws, the United States Department of Justice would recommend to the United States District Court that the prosecution of ABN AMRO under the information be deferred for a fixed period. At the end of that fixed period, provided ABN AMRO is in full compliance with all of its obligations under the deferred prosecution agreement, the United States would seek dismissal with prejudice of the information filed against the ABN AMRO. The precise terms of the deferred prosecution agreement and agreed factual statement are still under negotiation.

Section 5     Governance

Boards and Committees	71
Supervisory Board	71
Contacts with Dutch Central Works	73
Audit Committee	73
Nomination & Compensation Committee	74
Compliance Oversight Committee	75
Managing Board	76

Corporate Governance Codes	77
ABN AMRO’s approach	77
Corporate governance in the Netherlands	77
Corporate governance in the United States	79

ABN AMRO’s Human Resources	80

Sustainability	80

SECTION 5     GOVERNANCE

Boards and Committees

ABN AMRO Holding, RBS N.V. and the new ABN AMRO Bank are companies with limited liability incorporated under the laws of the Netherlands. All companies have a two-tier system of corporate governance; consisting of a Supervisory Board and a Managing Board. The day to day management of the companies is vested with the Managing Board.

The memberships of the Supervisory Boards and Managing Boards of ABN AMRO Holding, RBS N.V. and the new ABN AMRO Bank are the same.

ABN AMRO Holding, RBS N.V. and the new ABN AMRO Bank are not obliged to adhere to the principles of the Dutch Corporate Governance Code, but do so in accordance with market practice.

Supervisory Board

Responsibilities of the Supervisory Board
ABN AMRO Holding’s Supervisory Board supervises the Managing Board, as well as ABN AMRO Holding’s general course of affairs and its business. In addition, it is charged with assisting and advising management. In performing their duties, the members of the Supervisory Board are guided by the interests of ABN AMRO Holding and the enterprises connected with it and shall take into account the relevant interests of ABN AMRO’s stakeholders. Certain powers are vested with the Supervisory Board, including the approval of certain resolutions by the Managing Board.

The Supervisory Board is an independent body. Members of the Supervisory Board are appointed by the General Meeting of Shareholders. The Supervisory Board nominates one or more candidates for each vacant seat.

Under the Dutch Corporate Governance Code, all members of the Supervisory Board must be independent with the exception of not more than one person. ABN AMRO is currently deviating from that standard to accommodate the inclusion of representation from each Consortium Member. ABN AMRO has three Supervisory Board members who can not be considered to be independent within the scope of the Dutch Corporate Governance Code: Juan Rodriguez Inciarte, Michael Enthoven and Miller McLean.

Supervisory Board members are appointed for a term of four years and may be re-appointed after that term. Members of the Supervisory Board may serve a maximum term of 12 years from the date of their first appointment. As a principle, each member agrees to retire by the day on which the annual General Meeting of Shareholders is held in the year in which he or she reaches the age of 70.

Candidates recommended for appointment or re-appointment to the Supervisory Board should meet the criteria of the membership profile, which are set out in the Rules Governing the Supervisory Board’s Principles and Best Practices of ABN AMRO Holding.

In case of a (potential) conflict of interest of material significance between a member of the Supervisory Board and ABN AMRO, the Chairman of the Supervisory Board shall be notified.

Details of the Supervisory Board’s remuneration package can be found in note 43 in Section 6: ‘Financial Statements’.

The Chairman and Vice Chairman are appointed by the Supervisory Board from among its members. The Supervisory Board also appoints from its members the Audit Committee of at least four members and the Nomination & Compensation Committee of at least three members. The committee members are appointed until further notice.

The Rules Governing the Supervisory Board’s Principles and Best Practices of ABN AMRO Holding are available on ABN AMRO’s website at www.abnamro.com. These rules also include the terms of reference of the Audit Committee and the Nomination & Compensation Committee.

Composition of the Supervisory Board
The members of the Supervisory Board, and their respective Supervisory Board committee membership, as at 26 March 2010 are as follows:

Arthur Martinez (Chairman)	A, N (Chairman)

André Olijslager (Vice Chairman)	A (Chairman)

Trude Maas-de Brouwer	N (Madam Chair)

Gert-Jan Kramer	A

Ana Maria Llopis Rivas	A

Juan Rodriguez Inciarte

Michael Enthoven	A, N

Miller McLean

A      member of the Audit Committee
N      member of the Nomination & Compensation Committee

On 25 June 2009 Messrs Rob van den Bergh and Anthony Ruys resigned as members of the Supervisory Board after having served on the board for four years.

For further information regarding the members of the Supervisory Board refer to Section 8: 'Additional Information'.

Activities of the Supervisory Board
The Supervisory Board met on seven occasions and several conference calls were held during the period under review.  Meetings took place in person, by telephone and the members were also asked to give their approval on a few matters via email procedure.

In view of the ongoing transition activities and upcoming changes to the organisational structure no formal assessment of the functioning of the Managing Board and Supervisory Board took place in 2009. The assessment of the functioning of the relevant Managing Board members was done by the respective consortium parties, where applicable.

The Chairman and the Company Secretary prepared the agenda for the meetings of the Supervisory Board in close co-operation with the Chairman of the Managing Board.

The Supervisory Board reviewed and adopted the 2008 results at its March meeting and reviewed and approved the half-year financial report 2009 in August. Next to that the Board reviewed in these meetings regulatory, control and audit issues, including Sarbanes-Oxley Act 404 compliance.

The Board received regular updates on the transition program and transition risk and discussed and approved the demerger of a number of (major) assets, disposals and requests for Declaration of No Objection (‘DNO’) connected to the transition. The agenda of the Supervisory Board meetings in 2009 was predominantly governed by matters relating to the transition.

The financial performance of ABN AMRO was extensively discussed in a number of Supervisory Board meetings. Relevant executives discussed findings of internal and external auditors. These meetings were preceded by meetings of the Audit Committee, which advised the full Supervisory Board on the approval of the financial results. Comprehensive information provided by the Managing Board and reviewed by the Audit Committee gave the Supervisory Board a clear picture of the Bank’s risks, results, and capital and liquidity position. Next to that the enterprise risk was discussed in the Supervisory Board meetings on a regular basis providing the Supervisory Board with clear insight in the risk taxonomy and amongst others the business, operational, credit, market, macro and other strategic enterprise risk. All Supervisory Board committees continued to report their deliberations and findings to the full Board for further discussion and, where appropriate, decisions.

The strategy of ABN AMRO was determined by the strategy of the respective consortium parties and therefore not an area of attention for the Supervisory Board in 2009.

The Board nominated new Managing Board members. The Shareholder adopted the nominations on 1 July 2009.

The Shareholder reappointed Deloitte Accountants B.V. as the external auditors of ABN AMRO Holding N.V. for the 2009 financial year.

The Board received regular updates on the transition program, discussed and approved the demerger of a number of assets, disposals and requests for Declaration of No Objection (‘DNO’) connected to the transition.

In light of the large number of Supervisory Board meetings that took place in 2009, all of the Supervisory Board members have complied with the requirement to attend meetings on a frequent basis.

Contacts with Dutch Central Works Council
Contrary to the covenant concluded in 2003 with the Dutch Central Works Council members of the Supervisory Board did not attend by rotation meetings of the Central Works Council in 2009. This was a result of the separation activities occurring within ABN AMRO. Instead several meetings were held with individual Supervisory Board members for specific topics related to the organisational changes resulting from the separation activities.

Supervisory Board committees
The Supervisory Board has two standing committees: the Audit Committee and the Nomination and Compensation Committee. The Compliance Oversight Committee ceased to exist on 1 September 2009.

Audit Committee

Responsibilities of the Audit Committee
The Audit Committee is appointed by the Supervisory Board from its own members. The responsibilities of the Audit Committee include supervising, monitoring and advising the Supervisory Board on the effectiveness of internal risk management and control systems and reviewing and advising the Supervisory Board on the disclosure of financial information. As of 1 September 2009 the Audit Committee includes the responsibilities of the Compliance and Oversight Committee. The Committee derives its authority from the Supervisory Board and its Terms of Reference are set out in annex C of the Rules Governing the Supervisory Board’s Principles and Best Practices.

In line with good corporate governance, the Rules governing the ABN AMRO Supervisory Board’s Audit Committee have been reviewed to ensure that the objectives of the ABN AMRO Group Audit Committee are, where possible, fully aligned and consistent with the Terms of Reference of the RBS Group Audit Committee and adequate and appropriate oversight and escalation mechanisms are implemented.

The external auditors are appointed or reappointed by the General Meeting of Shareholders for a period of one year on the advice of the Supervisory Board. The Audit Committee has the delegated responsibility for the engagement of the external auditors. For this purpose it evaluates the independence of the external auditor, the measures used to control the quality of the external auditor’s work, and the annual audit budget. The Audit Committee’s policy on auditor independence governs the appointment, compensation, and oversight of the external auditors. To ensure the external auditors’ independence, the Auditor Independence Policy prohibits the external auditors from providing certain non-audit services to ABN AMRO.

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

Composition of the Audit Committee
In 2009, the Audit Committee of the Supervisory Board was chaired by André Olijslager. Other members included Arthur Martinez, Gert-Jan Kramer, Ana Maria Llopis Rivas and Michael Enthoven.

The members of the Audit Committee collectively have sufficient accounting and financial management expertise to understand the company’s business, financial statements and risk profile. Furthermore, the Supervisory Board has determined that Arthur Martinez possesses the necessary relevant expertise in financial administration and accounting for listed companies and other large companies and therefore qualifies as a financial expert within the meaning of the Dutch Corporate Governance Code. It has also determined that Arthur Martinez qualifies as an audit committee financial expert in accordance with Section 407 of the Sarbanes-Oxley Act and that he is independent under the applicable US standards.

Activities of the Audit Committee
The Audit Committee convened six times during the course of 2009. Three of these meetings were regular meetings while three were extraordinary meetings.

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

Deloitte Accountants B.V. (‘Deloitte’) reported on its independence to the Audit Committee. Deloitte has reviewed its engagements with ABN AMRO and confirmed to the Audit Committee that these have not impaired Deloitte’s ability to act as the independent auditors of ABN AMRO.  The Audit Committee reviewed its pre-approval policy for audit and non-audit services provided by the external auditors. Following this review the Audit Committee pre-approved the nature and the budget for audit, audit-related and non-audit services, in line with this policy.

Throughout the period, representatives of the ABN AMRO Managing Board, Finance Officers, the Committee Secretary, representatives from Group Audit, Risk Management and the external auditors have been in attendance by standing invitation and were provided with copies of the agendas, papers and minutes.

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

The Audit Committee reviewed, discussed and approved the 2009 Audit Plan prepared by Group Audit, as well as staff matters including training and recruitment. In addition, the Audit Committee discussed the operational and internal control aspects covered by Group Audit in its audit. In the middle of the year, Group Audit presented an assessment of the audit risks which reflected the impact of corporate activities. This was reviewed and approved by the Audit Committee.

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

Composition of the Nomination & Compensation Committee
The membership of the Nomination & Compensation Committee of the Supervisory Board changed in 2009. The Committee consists of the following members: Trude Maas-de Brouwer (Madam Chair), Arthur Martinez, Michael Enthoven and Anthony Ruys (until 25 June 2009).

The Chairman of the Managing Board and the head of Group Human Resources were invited to the Nomination and Compensation Committee’s meetings to discuss relevant issues, such as the Managing Board’s composition and compensation.

Activities of the Nomination & Compensation Committee
The Nomination & Compensation Committee met two times in 2009. As a consequence of the transition, the activities of the Nomination & Compensation Committee in 2009 were limited to discussions about remuneration only.

For a description of the Bank’s reward philosophy and principles as well as a detailed description of the relevant aspects of Managing Board compensation in 2009 please refer to note 43 ‘Remuneration of the Managing Board and Supervisory Board’ in Section 6: ’Financial Statements’.

Compliance Oversight Committee

Responsibilities of the Compliance Oversight Committee
The role of the Compliance Oversight Committee was to supervise ABN AMRO’s compliance organisation, activities and risk profile. More specifically, the committee was responsible for supervising, monitoring and advising the Managing Board on the effects of internal risk management and control systems relating to compliance. These duties included supervising the enforcement of the relevant legislation and regulations, and overseeing compliance with the codes of conduct. The Compliance Oversight Committee was also responsible, along with the full Supervisory Board, for setting the right tone from the top by communicating the importance of compliance to the Managing Board and ABN AMRO as a whole, and by overseeing the Managing Board’s communications about the importance of compliance.

Composition of the Compliance Oversight Committee
The Compliance Oversight Committee consisted of three members all of whom were members of the Supervisory Board. In 2009 the members were Arthur Martinez (Chairman), Trude Maas-de Brouwer and Michael Enthoven.

Activities of the Compliance Oversight Committee
In line with its Charter, as set out in the Rules Governing the Supervisory Board’s Principles and Best Practices, the Compliance Oversight Committee met three times in 2009. During its meetings in 2009, the Committee reviewed and closely monitored the implementation of the annual Group Compliance plan with a particular focus on ensuring that Group Compliance remains appropriately staffed, compensated, resourced and supported during the transition phase. At each of these meetings the Committee further discussed the relevant quarterly Group Compliance Reports, elaborating on global regulatory developments and key Group Compliance initiatives during those quarters.

Continuation of Compliance Oversight Committee responsibilities
As of 1 September 2009, the responsibilities of the Compliance Oversight Committee were combined with those of the Audit Committee in order to simplify the process of supervising and monitoring ABN AMRO’s compliance risk profile in the transition period. The compliance topics which were under the responsibility of the Compliance Oversight Committee were as per that date discussed at meetings of the Audit Committee which were attended by the Head of Group Compliance. The Head of Group Compliance continues to have direct access to the Chairman of the Supervisory Board.

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

The Chairman of the Managing Board leads the Board in its overall management of ABN AMRO to achieve its performance goals and ambitions. The Chairman is the main point of liaison with the Supervisory Board. The Chief Financial Officer is responsible for the financial affairs of ABN AMRO, and the Chief Risk Officer is responsible for ABN AMRO’s risk management and operational risk control. Alongside their overall corporate responsibilities, the members of the Managing Board are responsible for the management of the Business Units, Group Functions and Services. The Managing Board has delegated certain tasks to committees.

Composition of the Managing Board
The members of the Managing Board and their responsibilities as at 26 March 2010 are as follows:

Gerrit Zalm	Chairman and responsible for Human Resources, Communications and Audit

Ron Teerlink	Vice Chairman and responsible for Transition Management

David Cole	Chief Finance Officer, Chief Risk Officer and responsible for Risk, Finance, Legal and Compliance

Johan van Hall	Responsible for Integration and Services

Chris Vogelzang	Responsible for Business Unit Netherlands and Business Unit Private Clients and International Diamond & Jewelry Group

Donald Workman	Responsible for the global markets business

Javier Maldonado	Responsible for the shared assets included in Central Items

Jeroen Kremers	Global Country Risk, RBS Group

Brian Stevenson	Responsible for Global Transaction Services

On 1 July 2009 Jeroen Kremers and Brian Stevenson were appointed as members of the Managing Board for a period of four years. On the same day Michiel de Jong and Brad Kopp both stepped down from the Managing Board.

Senior Executive Vice Presidents
The number of Senior Executive Vice Presidents remained unchanged at two.

Corporate Governance Codes

ABN AMRO’s approach
On 25 March 2008 ABN AMRO announced that it had resolved to apply for delisting of its ordinary shares and the (formerly convertible) preference shares from Euronext Amsterdam, the regulated market of Euronext Amsterdam N.V. (‘Euronext Amsterdam’) and to apply for the delisting of its American Depositary Shares (‘ADSs’) from the New York Stock Exchange (‘NYSE’). Its ordinary shares and its ADSs were delisted from Euronext Amsterdam and the NYSE respectively, effective 25 April 2008. The (formerly convertible) preference shares were delisted shortly after finalisation of the squeeze-out proceedings on 22 September 2008. As a result of the delisting, ABN AMRO is no longer required to adhere to the Dutch Corporate Governance Code.

ABN AMRO has always maintained high corporate governance standards and the RBS Group, Dutch State and Santander are committed to continue this through the transition period. For ABN AMRO, good corporate governance is critical in order to realise its strategic goal of creating sustainable long-term value for all ABN AMRO’s stakeholders – including Shareholder, clients, employees and society at large. It is the foundation of ABN AMRO’s licence to operate.

In order to achieve good corporate governance, ABN AMRO organises the business in a way that promotes first-class stewardship by the Managing Board and effective supervision by the Supervisory Board. Integrity, transparency and accountability are key elements of ABN AMRO’s corporate governance, as they are in ABN AMRO’s business as a whole. These key elements ensure that the controls and oversight necessary for effective risk management, proper compliance with regulations, and accurate and complete disclosure of information to the market are in place and functioning well.

ABN AMRO’s guiding compass in these matters is provided by its Corporate Values and Business Principles, which constitute ABN AMRO’s ‘code of ethics’.

As stated, even though ABN AMRO does not have to adhere to the Dutch Corporate Governance Code, it continues to place importance on a transparent governance structure and chooses to substantially adhere to the Dutch Corporate Governance Code. The Banking Code drawn up by the Netherland Bankers’ Association that has come into effect on 1 January 2010 also applies to ABN AMRO. As a company registered with the US Securities and Exchange Commission (SEC) ABN AMRO is subject to US securities laws and the applicable corporate governance rules in connection with ABN AMRO’s listing of NYSE Alternext debt.

Corporate governance in the Netherlands
The Dutch Corporate Governance Code took effect on 1 January 2004 and was amended on 10 December 2008. Even though ABN AMRO is not required to adhere to the Dutch Corporate Governance Code, ABN AMRO confirms that it applies the principles and (applicable) best practice provisions of the Dutch Corporate Governance Code, with the exception of the following best practice provisions: II.2.2, II.2.3, II.2.8, II.2.11, II.2.12, II.2.13, II.3.3, III.2.1, III.6.2 and IV.1.1.

Best practice provision II.2.2 states that the supervisory board shall determine the level and structure of the remuneration of the management board members by reference to the scenario analyses carried out and with due regard for the pay differentials within the enterprise. Best practice provision II.2.3 states that in determining the level and structure of the remuneration of management board members, the supervisory board shall take into account, among other things, the results, the share price performance and non-financial indicators relevant to the long term objectives of the company, with due regard for the risks to which variable remuneration may expose the enterprise. Best practice provision II.2.11 states that the supervisory board may recover from the management board members any variable remuneration awarded on the basis of incorrect financial or other data (clawback clause). Best practice provision II.2.12 states that the remuneration report of the supervisory board shall contain an account of the manner in which the remuneration policy has been implemented in the past financial year, as well as an overview of the remuneration policy planned by the supervisory board for the next financial year and subsequent years. The report shall explain how the chosen remuneration policy contributes to the achievement of the long-term objectives of the company and its affiliated enterprise in keeping with the risk profile. The report shall be posted on the company’s website. Best practice provision II.2.13 describes which information should in any event be included in the overview referred to in best practice provision II.2.12.

At the end of 2008 the Corporate Governance Monitoring Committee presented an updated version of the Dutch Corporate Governance Code of 2003. These aformentioned best practice provisions are new compared to the previous version of the Dutch Corporate Governance Code. In view of the ongoing transition activities, the upcoming changes to the organizational structure within ABN AMRO and the fact that ABN AMRO is not a listed entity, ABN AMRO has postponed the evaluation whether it fully adheres to these best practise provisions.

Best practice provision II.2.8 states that the maximum remuneration in the event of dismissal is one year’s salary (the ‘fixed’ remuneration component). If the maximum of one year’s salary would be manifestly unreasonable for a managing board member who is dismissed during his first term of office, this board member shall be eligible for a severance payment not exceeding twice the annual salary.

For some members of the Managing Board originating from ABN AMRO that have been appointed since 2006, ABN AMRO does not fully apply this best practice provision. The underlying ABN AMRO employment contracts of such members, which are Senior Executive Vice President Employment contracts under Dutch law, continue. However, all entitlements under these contracts, including the entitlements under the redundancy clause, have been suspended during membership of the Managing Board, and replaced by another employment contract applicable to Managing Board members. ABN AMRO has not included a redundancy clause in these contracts and shall apply best practice provision II.2.8 as follows: in the event of a termination of the Managing Board membership, the suspended employment contract will be reinstated. If it is deemed necessary to terminate that contract in the future, this will happen in accordance with Dutch labour law.

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

Banking Code
On 1 January 2010 the Banking Code that was drawn up by the Netherlands Bankers’ Association came into effect. The Banking Code applies to RBS N.V. and the new ABN AMRO Bank.  In accordance with the Banking Code, banks licenced under the Financial Supervision Act in the Netherlands are required to describe what preparatory steps were taken in 2009 to ensure that they can apply the Banking Code from 1 January 2010 onwards.

A working group was established which assessed the extent to which the principles of the Banking Code are complied with by ABN AMRO. In view of the ongoing transition activities and the upcoming changes to the organisational structure within ABN AMRO, it was concluded that implementing additional measures to comply with the Banking Code at this stage would be of limited value given the separation. After separation RBS N.V. and the new ABN AMRO Bank will explain their compliance with the Banking Code independently.

Corporate governance in the United States
As an SEC-registered company, ABN AMRO is subject to US securities laws, including the Sarbanes-Oxley Act, as well as certain corporate governance rules in connection with ABN AMRO’s listing of NYSE Alternext debt. Following the introduction of the Sarbanes-Oxley Act, ABN AMRO established a Disclosure Committee that formalised the roles, tasks and disciplines that were already in place for ensuring the accuracy and completeness of information disclosed to the market.

ABN AMRO’s report on internal control over financial reporting under Section 404 of the US Sarbanes-Oxley Act is included in this Annual Report 2009 that is also a Form 20-F as filed with the SEC.

ABN AMRO proposes to its Shareholder that it adopts the 2009 financial statements, as included in this annual report, and discharges the Managing Board and Supervisory Board in respect of their management and supervision respectively.

ABN AMRO’s Human Resources

As at 31 December 2009, ABN AMRO employed over 47,000 people working in over 50 countries. Throughout 2009 the primary activity of the HR Function has been focused on the ongoing separation and preparation for integration activities, and supporting managers and employees through the change process via dedicated communication channels such as dedicated integration web sites and working closely with employee representative bodies.

Throughout the year there has been ongoing consultation and engagement with social partners on both integration and business as usual activity. When making organisational changes, ABN AMRO adheres to local labour regulations in our various countries and to agreements with unions or staff councils if these are in place.

Although activity has centred on separation and integration, ABN AMRO has continued to review the Human Resources policies and processes to ensure ABN AMRO maintains a robust proposition ahead of integration to the respective consortium partner. Performance management, talent reviews and leadership and learning opportunities have remained a priority during 2009.

Sustainability

At ABN AMRO we believe that practising good business ethics in today’s world includes adopting a responsible approach to global problems such as climate change, environmental impairment, poverty and diversity. In line with this view, ABN AMRO aims to pursue corporate social responsibility (‘CSR’) in a way that promotes a financially and socially sustainable business.

As a bank, we play a key role in society by making our financial resources and expertise available to our clients. This is where our main strength lies. But we also pay close attention to the environmental, social and ethical aspects of our work. In our business decisions and our financial services we aspire to preserve a viable planet and promote the wellbeing of future generations.

Though ABN AMRO has recently experienced turbulent times, we have always remained true to our sustainability policy principles. Accordingly, ABN AMRO continued to pursue a proactive sustainability policy in 2009.

The sustainability policy is based on the following six pillars:
•	providing responsible financial services;
•	protecting our assets;
•	minimising our impact on the environment;
•	being accountable and transparent;
•	supporting local communities; and
•	being an employer of choice.

Section 6     Financial Statements

Consolidated Financial Statements	82
Accounting policies	82
Income statement	100
Statement of comprehensive income	100
Statement of financial position	101
Statement of changes in equity	102
Statement of cash flows	103
Notes to the consolidated financial statements	104
1. Segment reporting	104
2. Acquisitions and disposals	109
3. Net interest income	111
4. Net fee and commission income	111
5. Net trading income	111
6. Results from financial transactions	112
7. Other operating income	112
8. Personnel expenses	112
9. General and administrative expenses	113
10. Depreciation and amortisation	113
11. Tax	114
12. Other comprehensive income	115
13. Cash and balances at central banks	116
14. Financial assets and liabilities held for trading	116
15. Financial investments	118
16. Loans and receivables – Banks	118
17. Loans and receivables – Customers	118
18. Loan impairment charges and allowances	119
19. Equity accounted investments	121
20. Property and equipment	122
21. Goodwill and other intangible assets	123
22. Other assets	124
23. Due to banks	125
24. Due to customers	125
25. Issued debt securities	126
26. Provisions	127
27. Pensions and other post-retirement employee benefits	129
28. Recognised tax assets and liabilities	132
29. Other liabilities	132
30. Subordinated liabilities	133
31. Share capital	136
32. Professional securities transactions	137
33. Assets pledged as security	138
34. Commitments and contingent liabilities	139
35. Statement of cash flows	141
36. Hedge accounting	142
37. Fair value of financial instruments	145
38. Financial risk management	154
39. Use of derivatives	164
40. Securitisations and other risk mitigants	166
41. Private equity investments	167
42. Joint ventures	168
43. Remuneration of the Managing Board and Supervisory Board	169
44. Share-based payment plans	171
45. Discontinued operations and assets and liabilities held for sale	173
46. Related parties	175
47. Post balance sheet events	177
48. Major subsidiaries	178
49. Supplemental condensed consolidating financial information	180

SECTION 6     FINANCIAL STATEMENTS

Consolidated Financial Statements

Accounting policies

Corporate Information
ABN AMRO Holding N.V. (‘ABN AMRO Holding’) is the parent company of the ABN AMRO consolidated group of companies (referred to as ‘ABN AMRO’). ABN AMRO Holding is a public limited liability company, incorporated under Dutch law on 30 May 1990, and registered at Gustav Mahlerlaan 10, 1082 PP Amsterdam, the Netherlands. ABN AMRO provides a broad range of financial services on a worldwide basis, including consumer, commercial and investment banking.

On 17 October 2007 RFS Holdings B.V. (‘RFS Holdings’), a company incorporated by The Royal Bank of Scotland Group plc (‘RBS Group’), Fortis N.V., Fortis SA/NV (‘Fortis’) and Banco Santander S.A. (‘Santander’),  acquired 85.6% of ABN AMRO Holding and applied for de-listing of its ordinary shares from Euronext Amsterdam and the New York Stock Exchange. The de-listing of the ABN AMRO Holding ordinary shares and the (formerly convertible) preference shares with a nominal value of €2.24 each from Euronext Amsterdam and the de-listing of its American Depositary Shares (‘ADSs’) from the New York Stock Exchange was effected on 25 April 2008. Through subsequent purchases RFS Holdings completed the acquisition of the remainder of the shares in ABN AMRO Holding from minority shareholders in 2008. As a result RFS Holdings is the sole shareholder of ABN AMRO Holding.

On 3 October 2008, the Dutch State acquired all Fortis’ businesses in the Netherlands, including the Fortis share in RFS Holdings. On 24 December 2008, the Dutch State purchased from Fortis Bank Nederland (Holding) N.V. its investment in RFS Holdings, to become a direct shareholder in RFS Holdings.

RFS Holdings is controlled by RBS Group, which is incorporated in the UK and registered at 36 St. Andrew Square, Edinburgh, Scotland. RBS Group is the ultimate parent company of ABN AMRO Holding. The consolidated financial statements of ABN AMRO are included in the consolidated financial statements of RBS Group.

As debt securities issued by ABN AMRO Holding or its subsidiaries are listed on the New York Stock Exchange the rules of the Securities and Exchange Commission (‘SEC’) are applicable. This annual report complies with the SEC rules for foreign registrants and a cross reference table to the sections of the Form 20-F is included on page 189 of this report.

The consolidated financial statements of ABN AMRO for the year ended 31 December 2009 incorporate financial information of ABN AMRO Holding, its controlled entities, and interests in associates and joint ventures. The consolidated financial statements were signed and authorised for issue by the Managing Board on 22 March 2010 and Supervisory Board on 25 March 2010. The right to request an amendment of the financial statements is embedded in the Netherlands Civil Code. Interested parties have the right to ask the Enterprise Chamber of the Amsterdam Court of Appeal for a revision of the financial statements.

Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’). ABN AMRO does not utilise the portfolio hedging ‘carve out’ permitted by the EU. Accordingly, the accounting policies applied by ABN AMRO comply fully with IFRS issued by the International Accounting Standards Board (‘IASB’).

Summary significant accounting policies

Basis of preparation
The consolidated financial statements are prepared in accordance with IFRS on a mixed valuation model basis as follows:
•
Fair value is used for: derivative financial instruments, financial assets and liabilities held for trading or designated as measured at fair value through profit or loss, and available-for-sale financial assets,

•	Other financial assets (including ‘loans and receivables’) and liabilities are valued at amortised cost,
•	The carrying value of assets and liabilities measured at amortised cost included in a fair value hedge relationship is adjusted with respect to fair value changes resulting from the hedged risk,
•	Non-financial assets and liabilities are generally stated at historical cost.

The consolidated financial statements are presented in euros, which is the presentation currency of ABN AMRO, rounded to the nearest million (unless otherwise noted).

Adoption of IFRS standards and interpretations
IAS 1 (revised 2007) Presentation of Financial Statements
(effective for annual periods beginning on or after 1 January 2009)
The revised IAS 1 affects the presentation of owner changes in equity and of comprehensive income. Information is to be aggregated based on shared characteristics, specifically requiring disclosure of changes in equity arising from transactions with owners separate from other changes in equity. The Standard requires the entity to present all items of recognised income and expense including gains and losses either in one single statement or in two linked statements. In order to implement the revised IAS 1, ABN AMRO presents two statements, a separate income statement displaying components of profit or loss and a second statement, the statement of comprehensive income, which begins with profit or loss and displays components of other comprehensive income. The ‘owner’ changes in equity remain in the statement of changes in equity.

In addition, the revised IAS 1 requires the entity to present a comparative statement of financial position as at the beginning of the earliest comparative period when the entity has applied an accounting policy retrospectively, makes a retrospective restatement, or reclassifies items in the financial statements. ABN AMRO has not provided a restated comparative set of financial position for the earliest comparative period, as it has not adopted any new accounting policies retrospectively, or has made a retrospective restatement, or retrospectively reclassified items in the statement of financial position.

The Standard has also introduced a number of terminology changes, including revised titles for the financial statements. ABN AMRO has renamed the balance sheet to ‘statement of financial position’ and the cash flow statement to ‘statement of cash flows’. Adoption of the revised Standard has had no impact on the reported results or financial position of ABN AMRO.

As described in note 1, ABN AMRO has made changes to the operating segments. The changes do not affect ABN AMRO’s results. Comparative data for the operating segments have been restated accordingly. IAS 1 ‘Presentation of Financial Statements’ requires the presentation of a balance sheet as at the beginning of the earliest period when a company applies an accounting policy retrospectively.  For ABN AMRO, this balance sheet would be as at 31 December 2007.  However, the retrospective accounting for the changes made to the operating segments had no impact on the balance sheet as at 31 December 2007, and therefore that third balance sheet has not been represented in these Consolidated Financial Statements.

Amendments to IFRS 7 Financial Instruments: Disclosures - Improving Disclosures about Financial Instruments
(effective for periods beginning on or after 1 January 2009)
The amendments to IFRS 7 were issued in March 2009 to enhance fair value and liquidity disclosures. ABN AMRO has applied these amendments from 1 January 2009. The amendments require disclosure of a three-level fair value hierarchy, by class, for all financial instruments recognised at fair value, specific disclosures related to transfers between levels in the hierarchy and detailed disclosures related to level 3 of the fair value hierarchy. In addition, the amendments modify the required liquidity disclosures with respect to derivative transactions and assets used for liquidity management. The notes to the consolidated financial statements provide detailed disclosures as required by the amendments.

Adoption of amendments to the following standards and interpretations did not have an impact on the accounting policies, financial position or performance of ABN AMRO:

IAS 23 Borrowing costs
(effective for annual periods beginning on or after 1 January 2009)
The revised standard eliminates the option of recognising borrowing costs immediately as an expense, to the extent that they are directly attributable to the acquisition, construction or production of a qualifying asset. The current ABN AMRO policy requires capitalisation of borrowing costs where material related to the qualifying asset.

Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation
(effective for annual periods beginning on or after 1 January 2009)
The amendment to IAS 32 requires certain puttable financial instruments and obligations arising on liquidation to be classified as equity if certain criteria are met. The amendments to IAS 1 require disclosure of certain information relating to puttable instruments classified as equity. ABN AMRO does not have such puttable instruments.

Amendment to IFRS 2 Share-based Payment – Vesting Conditions and Cancellations
(effective for periods beginning on or after 1 January 2009)
The amendment clarifies that vesting conditions comprise only service conditions and performance conditions. It also specifies the accounting treatment for a failure to meet a non-vesting condition.

IFRS 8 Operating segments
(effective for periods beginning on or after 1 January 2009)
ABN AMRO adopted IFRS 8 on 1 January 2007. The Standard replaces IAS 14 ‘Segment Reporting’ in setting out requirements for disclosure of information about an entity’s operating segments, revenues derived from its products and services, the geographical areas in which it operates and its major customers.

Improvements to IFRSs issued in May 2008
In May 2008, the IASB issued its first collection of amendments to its Standards, primarily with a view to remove inconsistencies and clarify wording. The amendments are generally effective for annual periods beginning on or after 1 January 2009. However, there are separate transitional provisions for each Standard.

IFRIC 9 Reassessment of Embedded Derivatives
(amendment issued in March 2009, effective for annual periods ending on or after 30 June 2009)
This amendment of the interpretation clarifies that the assessment whether an embedded derivative is required to be separated from the host contract on reclassification of a financial asset out of the fair value through profit or loss category shall be made on the basis of the circumstances that existed when the entity first became a party to the contract or when the contract was significantly modified, whichever is the later.

IFRIC 13 Customer Loyalty Programmes
(effective for annual periods beginning on or after 1 July 2008)
This interpretation addresses how companies that grant their customers loyalty credits (often called ‘points’) when buying goods or services should account for their obligation to provide free or discounted goods or services if and when the customers redeem the points. Customer loyalty credits are required to be accounted for as a separate component of the sales transaction in which they are granted.

IFRIC 15 Agreements for the Construction of Real Estate
(effective for annual periods beginning on or after 1 January 2009)
This interpretation standardises accounting practice across jurisdictions for the recognition of revenue by real estate developers before construction is complete.

IFRIC 16 Hedges of a Net Investment in a Foreign Operation
(effective for annual periods beginning on or after 1 October 2008)
IFRIC 16 addresses three main issues. Firstly, the interpretation considers whether risk arises from (a) the foreign currency exposure to the functional currencies of the foreign operation and the parent entity, or from (b) the foreign currency exposure to the functional currency of the foreign operation and the presentation currency of the parent entity's consolidated financial statements. Secondly, it determines which entity within a group can hold a hedging instrument in a hedge of a net investment in a foreign operation and in particular whether the parent entity holding the net investment in a foreign operation must also hold the hedging instrument. Finally it discusses how an entity should determine the amounts to be reclassified from equity to profit or loss or both the hedging instrument and the hedged item when the entity disposes of the investment.

IFRIC 18 Transfers of Assets from Customers
(effective for annual periods beginning on or after 1 July 2009)
The IFRIC issued interpretation IFRIC 18 ‘Transfers of Assets from Customers’ in January 2009. The interpretation addresses the accounting by suppliers that receive assets from customers, requiring measurement at fair value. The interpretation is effective for assets received from customers on or after 1 July 2009.

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

Allowance for loan losses
Allowances for loan losses are made for estimated losses in outstanding loans for which there is doubt about the borrower’s capacity to repay the principal and/or the interest. The allowance for loan losses is intended to adjust the value of ABN AMRO’s loan assets for probable credit losses as of the balance sheet date. Allowances are determined through a combination of specific reviews, statistical modelling and estimates. Certain aspects require judgement, such as the identification of loans that are deteriorating, the determination of the probability of default, the expected loss, the value of collateral and current economic conditions. Though we consider the allowances for loan losses to be adequate, the use of different estimates and assumptions could produce different allowances for loan losses, and amendments to allowances may be required in the future, as a consequence of changes in the value of collateral, the amounts of cash to be received or other economic events. For a further discussion on our allowance for loan losses, see note 18 to our consolidated financial statements.

Fair value of financial instruments
For financial instruments that are actively traded and for which quoted market prices or market parameters are readily available, there is little subjectivity in the determination of fair value. However, when observable market prices and parameters do not exist, management judgement is necessary to estimate fair value.

For instruments where no active liquid market exists, or quoted prices are unobtainable, recent market transactions are used or the fair value is estimated using a variety of valuation techniques – including reference to similar instruments for which market prices do exist or valuation models, such as discounted cash flow calculations or Black-Scholes.

ABN AMRO refines and modifies its valuation techniques as markets and products develop and the pricing for such products becomes more or less transparent. Financial markets are sometimes subject to significant stress conditions where steep falls in perceived or actual asset values are accompanied by a severe reduction in market liquidity, such as the events in the US sub-prime residential mortgage market starting in 2007. In such cases, observable market data may become less reliable or disappear altogether. Where there is doubt over the reliability of the market data due to either market illiquidity or unavailability, other valuation techniques are used. These alternative techniques would include scenario analysis and discounted cash flow calculations.

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

Impairment of available-for-sale instruments
A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence that an event or events since initial recognition of the asset or on reclassification into available-for-sale from trading have adversely affected the amount or timing of future cash flows from the assets.

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

Assessment of risks and rewards
Whenever ABN AMRO is required to assess risks and rewards, when considering the recognition and derecognition of assets or liabilities and the consolidation and deconsolidation of subsidiaries, ABN AMRO may sometimes be required to use judgement. Although management uses its best knowledge of current events and actions in making assessments of expected risks and rewards, actual risks and rewards may ultimately differ.

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

Deferred tax
Deferred tax assets arise from a variety of sources, the most significant being: (a) tax losses that can be carried forward to be utilised against profits in future years; and (b) valuation changes of assets which need to be tax effected for accounting purposes but are taxable only when the valuation change is realised.

The level of deferred tax asset recognition is influenced by management's assessment of ABN AMRO's historic and future profitability profile. At each balance sheet date, existing assessments are reviewed and, if necessary, revised to reflect changed circumstances. In a situation where recent losses have been incurred, the relevant accounting standards require convincing evidence that there will be sufficient future tax capacity.

Basis of consolidation
The consolidated financial statements are prepared annually for the year ended 31 December and include the parent company and its controlled subsidiaries as well as joint ventures on a proportionate share basis. Subsidiaries are included using the same reporting period and consistent accounting policies.

Subsidiaries
Subsidiaries are those enterprises controlled by ABN AMRO. Control is deemed to exist when ABN AMRO has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The existence and effect of potential voting rights that are presently exercisable or convertible are taken into account when assessing whether control exists. ABN AMRO sponsors the formation of entities, including certain special purpose entities, which may or may not be directly owned, for the purpose of asset securitisation transactions and other narrow and well-defined objectives. Particularly in the case of securitisations these entities may acquire assets from other group companies. Some of these entities hold assets that are not available to meet the claims of creditors of ABN AMRO or any of its subsidiaries. Such entities are consolidated in ABN AMRO’s financial statements when the substance of the relationship between ABN AMRO and the entity indicates that control is held by ABN AMRO.

The financial statements of subsidiaries and special purpose entities are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

Equity attributable to non-controlling interests is shown separately in the consolidated balance sheet as part of total equity. Current period profit or loss attributable to non-controlling interests is presented as an attribution of profit for the year.

Business combinations
IFRS 3 ‘Business combinations’ was adopted for all business combinations taking place after 1 January 2004. Goodwill on acquisitions prior to this date was charged against equity. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the cost of acquisition over ABN AMRO’s share of the fair value of the identifiable net assets (including certain contingent liabilities) acquired is recorded as goodwill.

In a step acquisition, where a business combination occurs in stages and control of the business is obtained in stages, all assets and liabilities of the acquired business, excluding goodwill, are adjusted to their fair values at the date of the latest share acquisition transaction. Fair value adjustments relating to existing holdings are recorded directly in equity.

Equity accounted investments
Equity accounted investments comprises associates. Associates are those enterprises in which ABN AMRO has significant influence (this is generally assumed when ABN AMRO holds between 20% and 50% of the voting rights), but not control, over the operating and financial policies.

Investments in associates of a private equity nature are designated to be held at fair value with changes through profit or loss, consistent with the management basis for such investments.

Other investments in associates including ABN AMRO’s strategic investments, are accounted for using the ‘Net equity method’ and presented as ‘Equity accounted investments’. Under this method the investment is initially recorded at cost and subsequently increased (or decreased) for post acquisition net income (or loss), other movements impacting the equity of the investee and any adjustments required for impairment. ABN AMRO’s share of profit or loss of the investee is recognised and separately disclosed in ABN AMRO’s income statement. When ABN AMRO’s share of losses exceeds the carrying amount of the investment, the carrying amount is reduced to zero, including any other unsecured receivables, and recognition of further losses is discontinued except to the extent that ABN AMRO has incurred obligations or made payments on behalf of the investee.

Jointly controlled entities
Jointly controlled entities are those enterprises over whose activities ABN AMRO has joint control, established by contractual agreement. The consolidated financial statements include ABN AMRO’s proportionate share of these enterprises’ assets, liabilities, equity, income and expenses on a line-by-line basis, from the date on which joint control commences until the date on which joint control ceases.

Non-current assets held for sale and discontinued operations
A non-current asset (or disposal groups) is classified as held for sale if its carrying amount is to be recovered principally through a sale transaction planned to occur within 12 months, rather than through continuing use. The asset must be available for immediate sale in its present condition and its sale must be highly probable. Held for sale assets are measured at the lower of their carrying amount and fair value less costs to sell. Assets and liabilities of a business held for sale are separately presented. Businesses that may be transferred to shareholders by means of a distribution will not be presented as businesses held for sale.

The results of discontinued operations, an operation held for sale that represents a separate major line of business or a geographical area of operation, are presented in the income statement as a single amount comprising the net results of the discontinued operations and the after tax gain or loss realised on disposal. Comparative income statement data is re-presented if in the current period an activity qualifies as a discontinued operation and qualifies for separate presentation.

Transactions eliminated on consolidation
Intra-group balances and transactions, and any related unrealised gains, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of ABN AMRO’s interest in the enterprise. Unrealised losses are also eliminated unless the transaction provides evidence of impairment in the asset transferred.

Currency translation differences
The financial performance of ABN AMRO’s foreign operations, conducted through branches, subsidiaries, associates and joint ventures, is reported using the currency (‘functional currency’) that best reflects the economic substance of the underlying events and circumstances relevant to that entity.

The assets and liabilities of foreign operations, including goodwill and purchase accounting adjustments, are translated to ABN AMRO’s presentation currency, the euro, at the foreign exchange rates prevailing at the reporting date. The income and expenses of foreign operations are translated to the euro at the rates prevailing at the end of the month. Currency translation differences arising on these translations are recognised directly in equity (‘currency translation account’). Exchange differences recorded in equity, arising after transition to IFRS on 1 January 2004, are included in the income statement on disposal or partial disposal of a foreign operation.

Transactions in a currency that differs from the functional currency of the transacting entity are translated into the functional currency at the foreign exchange rate at transaction date. Monetary assets and liabilities denominated in foreign currencies at reporting date are translated to the functional currency at the exchange rate at that date. Non-monetary assets accounted for at cost and denominated in foreign currency are translated to the functional currency at the foreign exchange rate prevailing at the date of initial recognition.

Non-monetary assets accounted for at fair value in a foreign currency are translated to the functional currency using the exchange rate at the date when the fair value was determined.

Currency translation differences on all monetary financial assets and liabilities are included in foreign exchange gains and losses in trading income. Translation differences on non-monetary items (such as equities) held at fair value through profit or loss are also reported through income and, for those classified as available-for-sale, directly in equity within ‘Net unrealised gains and losses on available-for-sale assets’.

Fiduciary activities
ABN AMRO commonly acts as trustee and in other fiduciary capacities that entail either the holding or placing of assets on behalf of individuals, trusts or other institutions. These assets are not assets of ABN AMRO and are therefore not included in these financial statements.

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

Net trading income
Net trading income includes gains and losses arising from changes in the fair value of financial assets and liabilities held for trading, interest income, dividends received from trading instruments as well as related funding costs. Dividend income from trading instruments is recognised when entitlement is established. Net trading income also includes changes in fair value arising from changes in counter-party credit spreads and changes in ABN AMRO’s credit spreads where it impacts the value of ABN AMRO’s derivative liabilities. The charge related to the write-off of trading instruments is included in trading income.

Results from financial transactions
Results from financial transactions include gains and losses on the sale of non-trading financial assets and liabilities, ineffectiveness of certain hedging programmes, the change in fair value of derivatives used to hedge credit risks that are not included in hedge accounting relationships, fair value changes relating to assets and liabilities designated at fair value through profit or loss and changes in the value of any related derivatives. For liabilities designated at fair value through profit or loss it includes changes in ABN AMRO credit spreads. Dividend income from non-trading equity investments, excluding associated companies is recognised in results from financial transactions when entitlement is established.

Segment reporting
Operating segments are the segments that engage in business activities from which the bank earns income and incurs expenses. These segments are the reporting segments whose operating results are reviewed by the Managing Board on a monthly basis. Geographical data is presented according to the location of the transacting group entity.

Financial assets and liabilities

Measurement classifications
ABN AMRO classifies its financial assets and liabilities into the following measurement (‘valuation’) categories:

Financial instruments held for trading are those that ABN AMRO holds primarily for the purpose of short-term profit-taking. These include shares, interest-earning securities, derivatives held for trading and liabilities from short sales of financial instruments. Derivatives are financial instruments that require little or no initial net investment, with future settlements dependent on a reference benchmark index, rate or price (such as interest rates or equity prices). Changes in expected future cash flows in response to changes in the underlying benchmark determine the fair value of derivatives.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They generally arise when ABN AMRO provides money or services directly to a customer with no intention of trading or selling the loan.

Held-to-maturity assets are non-derivative financial assets quoted on an active market with fixed or determinable payments (i.e. debt instruments) and a fixed maturity that ABN AMRO has the intention and ability to hold to maturity. As of 31 December 2008 ABN AMRO no longer classifies financial assets into the held-to-maturity category and due to tainting rules can not do so until 31 December 2010.

Designated at fair value through profit or loss are financial assets and financial liabilities that ABN AMRO upon initial recognition designates to be measured at fair value with changes reported in profit or loss. Such a designation is done if:
•
The instrument includes an embedded derivative that would otherwise require separation. This applies to certain structured notes issued with hybrid features. Fair value measurement helps to achieve offset against changes in the value of derivatives and other fair value positions used to economically hedge these notes.

•
The designation eliminates or significantly reduces a measurement inconsistency that would otherwise arise. In this regard unit-linked investments held for the account and risk of policyholders and the related obligation to policyholders are designated at fair value with changes through profit or loss.

•
It relates to a portfolio of financial assets and/or liabilities that are managed and evaluated on a fair value basis in accordance with a documented risk management or investment strategy. This is applied to equity investments of a private equity nature.

Available-for-sale assets include interest-earning assets that have either been designated as available for sale or do not fit into one of the categories described above. Equity investments held without significant influence, which are not held for trading or designated at fair value through profit or loss are classified as available-for-sale.

Non-trading financial liabilities that are not designated at fair value through profit or loss are measured at amortised cost.

Recognition and derecognition
Traded instruments are recognised on trade date, defined as the date on which ABN AMRO commits to purchase or sell the underlying instrument. In the infrequent event when settlement terms are non-standard the commitment is accounted for as a derivative between trade and settlement date. Loans and receivables are recognised when they are acquired or funded by ABN AMRO and derecognised when settled. Issued debt is recognised when issued and deposits are recognised when the cash is deposited with ABN AMRO. Other financial assets and liabilities, including derivatives, are recognised in the balance sheet when ABN AMRO becomes party to the contractual provisions of the asset or liability.

Financial assets are generally derecognised when ABN AMRO loses control and the ability to obtain benefits over the contractual rights that comprise that asset. This occurs when the rights are realised, expire, substantially all risk and rewards are transferred, or not substantially all risk and rewards are transferred nor retained, although control is transferred. If a servicing function is retained, which is profitable, a servicing asset is recognised. A financial liability is derecognised when the obligations specified in the contract are discharged, cancelled or expire.

Financial assets continue to be recognised in the balance sheet, and liabilities recognised for the proceeds of any related funding transaction, unless a fully proportional share of all or specifically identified cash flows are transferred to the lender without material delay and the lender’s claim is limited to those cash flows and substantially all the risks and returns and control associated with the financial instruments have been transferred, in which case that proportion of the asset is derecognised.

ABN AMRO derecognises financial liabilities when settled or if ABN AMRO repurchases its own debt. The difference between the former carrying amount and the consideration paid is included in results from financial transactions in income. Any subsequent resale is treated as a new issuance.

ABN AMRO has securitised various consumer and commercial financial assets. This process generally necessitates a sale of these assets to a special purpose entity (SPE), which in turn issues securities to investors. ABN AMRO’s interests in securitised assets may be retained in the form of senior or subordinated tranches, issued guarantees, interest-only strips or other residual interests, together referred to as retained interest. In many cases these retained interests convey control, such that the SPE is consolidated, and the securitised assets continue to be recognised in the consolidated balance sheet.

Measurement
All trading instruments and financial assets and liabilities designated at fair value are measured at fair value, with transaction costs related to the purchase as well as fair value changes recorded through profit or loss.

The measurement of liabilities held at fair value includes the effect of changes in own credit spreads. The change in fair value applies to those financial liabilities designated at fair value where ABN AMRO’s own credit risk would be considered by market participants and excludes instruments for which it is established market practice not to include an entity-specific adjustment for own credit. The fair value changes are calculated based on a yield curve generated from observed external pricing for funding and quoted CDS data.

All derivatives are recorded in the balance sheet at fair value with changes recorded through profit or loss except when designated in a cash flow or net investment hedge relationship (see hedge accounting below).

Available-for-sale assets are held at fair value with unrealised gains and losses recognised directly in equity, net of applicable taxes. Premiums, discounts and qualifying transaction costs of interest-earning available-for-sale assets are amortised to interest income on an effective interest rate basis. When available-for-sale assets are sold, collected or impaired the cumulative gain or loss recognised in equity is transferred to results from financial transactions in income.

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

When available, fair values are obtained from quoted market prices in active liquid markets. For instruments where no active liquid market exists, or quoted prices are unobtainable, recent market transactions are used or the fair value is estimated using a variety of valuation techniques – including reference to similar instruments for which market prices do exist or valuation models, such as discounted cash flow or Black-Scholes. ABN AMRO refines and modifies its valuation techniques as markets and products develop and the pricing for individual products becomes more transparent.

Valuation models are validated prior to use by staff independent of the initial selection or creation of the models. Wherever possible, inputs to valuation models represent observable market data from reliable external data sources. Unobservable inputs are estimated using a combination of management judgement, historical data, market practice and benchmarking to other relevant observable market data.

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

The change in fair value of notes designated at fair value through profit or loss attributable to changes in credit risk are calculated by reference to the credit spread implicit in the market value of ABN AMRO’s senior notes.

Reclassifications
Derivatives are not reclassified into and out of the fair value through profit or loss category whilst they are held or issued. Financial instruments designated at fair value through profit or loss upon initial recognition may not be reclassified out of that category. Non-derivative financial assets classified as held for trading upon initial recognition, if they are no longer held for the purpose of selling or repurchasing in the near term, may be reclassified out of the fair value through profit or loss category if certain requirements are met. No financial instrument may be reclassified into the fair value through profit or loss category after initial recognition.

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

Netting and collateral
ABN AMRO enters into master netting arrangements with counterparties wherever possible, and when appropriate, obtains collateral. If ABN AMRO has the right on the grounds of either legal or contractual provisions and the intention to settle financial assets and liabilities net or simultaneously, these are offset and the net amount is reported in the balance sheet. Due to differences in the timing of actual cash flows, derivatives with positive and negative fair values are generally not netted, even if they are held with the same counterparty.

Hedge accounting
Derivative instruments are used to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions. Fair value, cash flow or net investment hedging is applied to qualifying transactions that are documented as such at inception.

The hedged item can be an asset, liability, highly probable forecast transaction or net investment in a foreign operation that (a) exposes the entity to risk of changes in fair value or future cash flows and (b) is designated as being hedged. The risk being hedged (the ‘hedged risk’) is typically changes in interest rates or foreign currency rates. ABN AMRO also enters into credit risk derivatives (sometimes referred to as ‘credit default swaps’) for managing portfolio credit risk. However, these are generally not included in hedge accounting relationships.

Both at the inception of the hedge and on an ongoing basis, ABN AMRO formally assesses whether the derivatives used in its hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of the hedged item, by assessing and measuring whether changes in the fair value or cash flows of the hedged item are offset by the changes in the fair value or cash flows of the hedging instrument.

Hedge ineffectiveness represents the amount by which the changes in the fair value of the derivative are in excess of changes:
•	in the fair value of the hedged item in a fair value hedge, or
•	in the value of a net investment in a foreign operation hedge, or
•	in the fair value change of the expected cash flow in a cash flow hedge.

Hedge ineffectiveness and gains and losses on components of a derivative that are excluded from the assessment of hedge effectiveness are recorded directly in profit or loss.

Hedge accounting is discontinued when the hedge relationship has ceased to be effective or is no longer expected to be effective, or when the derivative or hedged item is sold or otherwise terminated.

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

The cumulative gain or loss recognised in equity is transferred to the income statement at the time when the hedged transaction affects net profit or loss and included in the same line item as the gain or loss on the hedged transaction. In the exceptional case that the hedged transaction is no longer expected to occur, the cumulative gain or loss recognised in equity is recognised in the income statement immediately.

Hedge of a net investment in a foreign operation
ABN AMRO uses foreign currency derivatives and currency borrowings to hedge various net investments in foreign operations. For such hedges, currency translation differences arising on translation of these instruments to euro are recognised directly in the currency translation account in equity, insofar as they are effective. The cumulative gain or loss recognised in equity is transferred to profit or loss on the disposal of the foreign operation.

Derivatives upon which ABN AMRO applies hedge accounting have been disclosed in note 22 ‘Other assets’ and note 29 ‘Other liabilities’.

Impairment of financial assets
ABN AMRO assesses at each balance sheet date whether there is objective evidence that a financial asset or a portfolio of financial assets is impaired. A financial asset or portfolio of financial assets is impaired and impairment losses are recognised if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset and prior to the balance sheet date (‘a loss event’) and that event adversely impacts estimated future cash flows of the financial asset or the portfolio.

Loans and receivables
An indication that a loan may be impaired is obtained through ABN AMRO’s credit review processes, which include monitoring customer payments and regular loan reviews of commercial clients every 6 or 12 months depending on the rating of the facility.

ABN AMRO first assesses whether objective evidence of impairment exists for loans (including any related facilities and guarantees) that are individually significant, and individually or collectively for loans that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed loan, the asset is included in a portfolio of loans with similar credit risk characteristics and collectively assesses them for impairment. Loans that are evaluated individually for impairment are not included in a collective assessment of impairment.

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

Future cash flows of a group of loans that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the loans in the portfolio and historical loss experience for loans with credit risk characteristics similar to those in ABN AMRO. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the historical data and to remove the effects of conditions in the historical data that do not currently exist.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience. The impact of changes in estimates and recoveries is recorded in the income statement line loan impairment and other credit risk provisions.

Following impairment, interest income continues to be recognised using the original effective rate of interest. When a loan is deemed no longer collectible, it is written off against the related allowance for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are credited to the income statement line loan impairment and other credit risk provisions. Assets acquired in exchange for loans to achieve an orderly realisation are reflected in the balance sheet as a disposal of the loan and an acquisition of a new asset, initially booked at fair value.

Although the decrease in estimated future cash flows from a portfolio of loans cannot yet be identified with the individual loans in the portfolio, there may be indications that there is a measurable decrease. These include adverse changes in the payment status of borrowers in the portfolio and national or local economic conditions that correlate with defaults in the portfolio. This is dealt with through an allowance for incurred but not identified losses.

Renegotiated loans
Where possible, ABN AMRO seeks to restructure loans rather than to take possession of collateral. This may involve extending the payment arrangements and the agreement of new loan conditions. Once the items have been renegotiated, the loan is no longer considered past due. Management continuously reviews renegotiated loans to ensure that all criteria are met and that future payments are likely to occur. The loans continue to be subject to an individual or collective impairment assessment, calculated using the loan’s original effective interest rate.

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

ABN AMRO performs a review of individual available-for-sale securities on a regular basis to determine whether any evidence of impairment exists. This review considers factors such as any reduction in fair value below cost, its direction and whether the reduction is significant or prolonged, and the credit standing and prospects of the issuer.

Property and equipment

Own use assets
Property and equipment is stated at cost less accumulated depreciation and any amount for impairment. If an item of property and equipment is comprised of several major components with different useful lives, each component is accounted for separately. Additions and subsequent expenditures (including interest) are capitalised only to the extent that they enhance the future economic benefits expected to be derived from the asset. Expenditure incurred to replace a component of an asset is separately capitalised and the replaced component is written off. Other subsequent expenditure is capitalised only when it increases the future economic benefit of the item of property and equipment. All other expenditure, including maintenance, is recognised in the income statement as incurred. When an item of property and equipment is retired or disposed, the difference between the carrying amount and the disposal proceeds net of costs is recognised in other operating income.

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of items of property and equipment, and major components that are accounted for separately. ABN AMRO generally uses the following estimated useful lives:
•	Land	not depreciated
•	Buildings	25 to 50 years
•	Equipment	5 to 12 years
•	Computer installations	2 to 5 years.

Depreciation rates and residual values are reviewed at least annually to take into account any change in circumstances. Capitalised leasehold improvements are depreciated in a manner that takes into account the term and renewal conditions of the related lease.

Leasing
As lessee: most of the leases that ABN AMRO has entered into are classified as operating leases (including property rental). The total payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense. When it is decided that an operating lease will be terminated or vacated before the lease period has expired, the lesser of any penalty payments required and the remaining payments due once vacated (less sub-leasing income) is recognised as an expense.

As lessor: assets subject to operational leases are included in property and equipment. The asset is depreciated on a straight-line basis over its useful life to its estimated residual value. Leases where ABN AMRO transfers substantially all the risks and rewards resulting from ownership of an asset to the lessee are classified as finance leases. A receivable at an amount equal to the present value of the lease payments, using the implicit interest rate, including any guaranteed residual value, is recognised. Finance lease receivables are included in loans and receivables to customers.

Intangible assets

Goodwill
Goodwill, being the excess of the cost of an acquisition over the fair value of ABN AMRO’s share of the acquired entity’s net identifiable assets at the date of acquisition, is capitalised and stated at cost less any accumulated impairment losses. For the purpose of calculating goodwill, the fair values of acquired assets, liabilities and contingent liabilities are determined by reference to market values or by discounting expected future cash flows to present value. If the recognition of the assessed fair value of acquired assets and liabilities at the time of acquisition took place on the basis of provisional amounts any changes in the assessed fair value of acquired assets and liabilities at the time of acquisition identified within one year following the acquisition are corrected against goodwill. Any revisions identified after one year are recorded in income.

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

Software
Costs that are directly associated with identifiable software products that are controlled by ABN AMRO, and likely to generate future economic benefits exceeding these costs, are recognised as intangible assets and stated at cost less accumulated amortisation and any adjustment for impairment losses. Expenditure that enhances or extends the performance of computer software beyond its original specification is recognised as a capital improvement and added to the original cost of the software. Software is amortised over 3 to 7 years. Amortisation rates and residual values are reviewed at least annually to take into account any change in circumstances.

Costs associated with maintaining computer software programmes are recognised as an expense as incurred.

Other intangible assets
Other intangible assets that are acquired by ABN AMRO are stated at cost less accumulated amortisation and any adjustment for impairment losses. Other intangible assets are comprised of separately identifiable items arising from acquisition of subsidiaries, such as customer relationships, and certain purchased trademarks and similar items. Amortisation is charged to the income statement systematically over the estimated useful lives of the intangible asset. Amortisation rates and residual values are reviewed at least annually to take into account any change in circumstances.

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

The impairment analysis of goodwill and other intangibles requires management to make subjective judgements concerning estimates of how the acquired asset will perform in the future using a discounted cash flow analysis. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behaviours and attrition, changes in revenue growth trends and changes in discount rates and specific industry or market sector conditions.

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

The net obligations under defined benefit plans are regarded as ABN AMRO’s own commitments regardless of whether these are administered by a pension fund or in some other manner. The net obligation of each plan is determined as the difference between the benefit obligations and the plan assets. Defined benefit plan pension commitments are calculated in accordance with the projected unit credit method of actuarial cost allocation. Under this method, the present value of pension commitments is determined on the basis of the number of active years of service up to the balance sheet date and the estimated employee salary at the time of the expected retirement date, and is discounted using the market rate of interest on high-quality corporate bonds. The plan assets are measured at fair value.

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

ABN AMRO’s net obligation with respect to long-term service benefits and post-retirement healthcare is the amount of future benefit that employees have earned in return for their service in current and prior periods. The obligation is calculated using the projected unit credit method. It is then discounted to its present value and the fair value of any related assets is deducted.

Share-based payments to employees
Until 2007, ABN AMRO engaged in equity and cash settled share-based payment transactions in respect of services received from certain of its employees. The cost of the services received was measured by reference to the fair value of the shares or share options granted on the date of the grant. The cost related to the shares or share options granted was recognised in the income statement over the period that the services of the employees were received, which was the vesting period, with a corresponding credit in equity for equity settled schemes and a credit in liabilities for cash settled schemes. For cash settled schemes the fair value of the plan was determined for each reporting period and the changes were recognised in the income statement. In addition, ABN AMRO recognised the effects of modifications that increased the total fair value of the share-based payment arrangements or were otherwise beneficial to the employee in the income statement.

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

Provisions
A provision is recognised in the balance sheet when ABN AMRO has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If the effect of time value is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market rates and, where appropriate, the risks specific to the liability.

A provision for restructuring is recognised when an obligation exists. An obligation exists when ABN AMRO has approved a detailed plan and has raised a valid expectation in those affected by the plan by starting to implement the plan or by announcing its main features. Future operating costs are not provided for.

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

Deferred tax is also recognised for qualifying temporary differences. Temporary differences represent the difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries and associates, to the extent that they will probably not reverse in the foreseeable future and the timing of such reversals is controlled by ABN AMRO. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date. A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where there is both the legal right and the intention to settle on a net basis or to realise the asset and liability simultaneously.

Issued debt and equity securities
Issued debt securities are recorded on an amortised cost basis using the effective interest rate method, unless they are of a hybrid/structured nature and designated to be held at fair value through profit or loss.

Issued financial instruments or their components are classified as liabilities where the substance of the contractual arrangement results in ABN AMRO having a present obligation to either deliver cash or another financial asset or to satisfy the obligation other than by the exchange of a fixed number of equity shares. Preference shares that carry a non-discretionary coupon or are redeemable on a specific date or at the option of the holder are classified as liabilities. The dividends and fees on preference shares classified as a liability are recognised as interest expense.

Issued financial instruments, or their components, are classified as equity when they do not qualify as a liability and represent a residual interest in the assets of ABN AMRO. Preference share capital is classified as equity if it is non-redeemable and any dividends are discretionary. The components of issued financial instruments that contain both liability and equity elements are accounted for separately with the equity component being assigned the residual amount after deducting from the instrument’s initial value the fair value of the liability component.

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

Other equity components

Currency translation account
The currency translation account is comprised of all currency differences arising from the translation of the financial statements of foreign operations net of the translation impact on liabilities or foreign exchange derivatives held to hedge ABN AMRO’s net investment. These currency differences are included in profit or loss on disposal of the operation.

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

Statement of cash flows
Cash and cash equivalents for the purpose of the statement of cash flows include cash in hand, deposits available on demand with central banks and net credit balances on current accounts with other banks.

The statement of cash flows, based on the indirect method of calculation, gives details of the source of cash and cash equivalents which became available during the year and the application of these cash and cash equivalents over the course of the year. The cash flows are analysed into cash flows from operations, including banking activities, investment activities and financing activities. Movements in loans and receivables and inter-bank deposits are included in the cash flow from operating activities. Investment activities are comprised of acquisitions, sales and redemptions in respect of financial investments, as well as investments in and sales of subsidiaries and associates, property and equipment. The issuing of shares and the borrowing and repayment of long-term funds are treated as financing activities. Movements due to currency translation differences as well as the effects of the consolidation of acquisitions, where of material significance, are eliminated from the cash flow figures. The cash flows of discontinued operations are separately reported in the period in which the operation qualifies as a held for sale business.

The presentation of the statement of cash flows for 2007 has been amended to conform to the 2009 and 2008 presentation which does not separately disclose discontinued operations.

Future changes in accounting policies
ABN AMRO expects to adopt the following amended standards and interpretations with effect from 1 January 2010, where applicable pending their endorsement by the EU.

The International Accounting Standards Board published a revised IFRS 3 ‘Business Combinations’ and related revisions to IAS 27 ‘Consolidated and Separate Financial Statements’ following the completion in January 2008 of its project on the acquisition and disposal of subsidiaries. The standards improve convergence with US GAAP and provide new guidance on accounting for changes in interests in subsidiaries. The cost of an acquisition will comprise only consideration paid to vendors for equity; other costs will be expensed immediately. Acquirers will only account for goodwill on acquisition on obtaining control; subsequent changes in interest will be recognised in other comprehensive income and only on a loss of control will a profit or loss on disposal be recognised in profit or loss. The changes are effective for accounting periods beginning on or after 1 July 2009. These changes will affect ABN AMRO’s accounting for future acquisitions and disposals of subsidiaries.

In May 2008, the IASB issued amendments to IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ and IAS 27 ‘Consolidated and Separate Financial Statements’ that change the investor’s accounting for the cost of an investment in a subsidiary, jointly controlled entity or associate. It does not affect the consolidated accounts but may prospectively affect the ABN AMRO Holding’s accounting and presentation of receipts of dividends from such entities.

The IASB issued amendments to a number of standards in April 2009 as part of its annual improvements project. The amendments are effective for accounting periods beginning on or after 1 January 2010 and are not expected to have a material effect on ABN AMRO.

The IASB issued an amendment, ‘Group Cash-settled Share-based Payment Transactions‘, to IFRS 2 ‘Share-based Payment’ in June 2009 that will change the accounting for share awards by permitting accounting for equity settlement only by entities that either grant awards over their own equity or have no obligation to settle a share-based payment transaction. The amendment is effective for accounting periods beginning on or after 1 January 2010 and is not expected to have a material effect on ABN AMRO.

The IASB published an amendment ‘Classification of Rights Issues’ to IAS 32 ‘Financial Instruments: Presentation’ and consequential revisions to other standards in October 2009 to improve the accounting for issues of equity for consideration fixed other than in the reporting entity’s functional currency. The amendment is effective for accounting periods beginning on or after 1 February 2010. It is not expected to have a material affect on ABN AMRO.

The International Financial Reporting Interpretations Committee (IFRIC) issued interpretation IFRIC 17 ‘Distributions of Non-Cash Assets to Owners’ and the IASB made consequential amendments to IFRS 5 ‘Non-Current Assets Held for Sale and Discontinued Operations’ in December 2008. The interpretation requires distributions to be presented at fair value with any surplus or deficit to be recognised in profit or loss. The amendment to IFRS 5 extends the definition of disposal groups and discontinued operations to disposals by way of distribution.  The interpretation is effective for accounting periods beginning on or after 1 July 2009, to be adopted at the same time as IAS 27 (as amended in May 2008). The implementation of IFRIC 17 is expected to have a material effect on ABN AMRO if a distribution in kind or a sale that in substance must be considered a distribution in kind is adopted as the mechanism for the legal separation for the Dutch State acquired businesses.

Consolidated Financial Statements

Consolidated income statement for the year ended 31 December

(in millions of euros)	2009	2008	2007
Interest income	13,295	22,080	22,734
Interest expense	8,647	16,297	18,139
Net interest income 3	4,648	5,783	4,595

Fee and commission income	2,742	3,068	4,181
Fee and commission expense	521	439	329
Net fee and commission income 4	2,221	2,629	3,852

Net trading income/(loss) 5	1,562	(9,324)	1,119
Results from financial transactions 6	(2,206)	(1,684)	1,134
Share of result in equity accounted investments 19	25	106	223
Other operating income 7	8	306	1,239
Income of consolidated private equity holdings 41	436	1,726	3,836
Total income/(loss)	6,694	(458)	15,998

Personnel expenses 8	4,119	5,236	6,363
General and administrative expenses 9	3,486	4,070	4,821
Depreciation and amortisation 10	982	1,045	857
Goods and materials of consolidated private equity holdings 41	228	1,278	2,744
Operating expenses	8,815	11,629	14,785
Loan impairment and other credit risk provisions 18	2,793	3,387	717
Total expenses	11,608	15,016	15,502

Operating profit/(loss) before tax	(4,914)	(15,474)	496
Tax 11	(415)	(2,580)	(458)
Profit/(loss) from continuing operations	(4,499)	(12,894)	954
Profit from discontinued operations net of tax 45	99	16,489	9,021
Profit/(loss) for the year	(4,400)	3,595	9,975

Attributable to:
Shareholders of the parent company	(4,399)	3,580	9,848
Non-controlling interests	(1)	15	127

Numbers stated against items refer to notes. The notes to the consolidated financial statements are an integral part of these statements.

Consolidated statement of comprehensive income for the year ended 31 December

(in millions of euros)	2009	2008	2007
Profit/(loss) for the period	(4,400)	3,595	9,975

Other comprehensive income/(loss):
Currency translation account	(296)	(244)	(17)
Available-for-sale financial assets	20	(429)	(1,209)
Cash flow hedging reserve	(254)	(1,218)	492
Income tax relating to components of other comprehensive income	138	422	247
Other comprehensive loss for the period, net of tax 12	(392)	(1,469)	(487)

Total comprehensive income/(loss) for the period, net of tax	(4,792)	2,126	9,488

Total comprehensive income/(loss) attributable to:
Owners of the parent company	(4,797)	2,218	9,499
Non-controlling interests	5	(92)	(11)
	(4,792)	2,126	9,488

Numbers stated against items refer to the notes. The notes to the consolidated financial statements are an integral part of these statements.

Consolidated statement of financial position at 31 December

(in millions of euros)	2009	2008
Assets
Cash and balances at central banks 13	28,382	5,854
Financial assets held for trading 14	78,058	212,653
Financial investments 15	74,897	67,061
Loans and receivables - banks 16	39,659	75,566
Loans and receivables - customers 17	218,246	270,507
Equity accounted investments 19	856	796
Property and equipment 20	1,961	2,035
Goodwill and other intangibles 21	645	924
Assets of businesses held for sale 45	4,889	1,583
Accrued income and prepaid expenses	5,871	7,011
Tax assets 28	6,022	5,100
Other assets 22	9,859	17,727
Total assets	469,345	666,817

Liabilities
Financial liabilities held for trading 14	62,687	192,087
Due to banks 23	46,145	94,620
Due to customers 24	196,648	209,004
Issued debt securities 25	95,660	111,296
Provisions 26	4,790	4,144
Liabilities of businesses held for sale 45	8,894	864
Accrued expenses and deferred income	6,994	8,418
Tax liabilities 28	578	700
Other liabilities 29	13,489	15,012
Subordinated liabilities 30	14,544	13,549
Total Liabilities	450,429	649,694

Equity
Share capital 31	1,852	1,852
Share premium 31	11,943	5,343
Retained earnings	6,697	11,096
Net gains/(losses) not recognised in the income statement	(1,612)	(1,214)
Equity attributable to shareholders of the parent company	18,880	17,077
Equity attributable to non-controlling interests	36	46
Total equity	18,916	17,123
Total equity and liabilities	469,345	666,817

Guarantees and other commitments 34	36,767	42,148
Committed credit facilities 34	51,520	63,436

Numbers stated against items refer to the notes. The notes to the consolidated financial statements are an integral part of these statements.

Consolidated statement of changes in equity for the year ended 31 December

(in millions of euros)	2009	2008	2007
Share capital31
Balance at 1 January	1,852	1,085	1,085
Conversion of preference shares to ordinary shares	-	767	-
Balance at 31 December	1,852	1,852	1,085

Share premium
Balance at 1 January	5,343	5,332	5,245
Share-based payments	-	10	145
Conversion of preference shares to ordinary shares	-	1	-
Dividends paid in shares	-	-	(58)
Share premium increase 31	6,600	-	-
Balance at 31 December	11,943	5,343	5,332

Treasury shares31
Balance at 1 January	-	(2,640)	(1,829)
Share buy back	-	-	(1,847)
Utilised for dividends paid in shares	-	-	412
Utilised for exercise of options and performance share plans	-	-	624
Sale of treasury shares	-	3,708	-
Gain on sale of treasury shares	-	(1,068)	-
Balance at 31 December	-	-	(2,640)

Other reserves including retained earnings
Balance at 1 January	11,096	25,650	18,599
Profit/(loss) attributable to shareholders of the parent company	(4,399)	3,580	9,848
Dividends paid to shareholders of the parent company	-	(19,213)	(1,540)
Dividends paid in shares to shareholders of the parent company	-	-	(586)
Gain on sale of treasury shares	-	1,068	-
Settlement of share option and awards in cash 44	-	-	(743)
Other changes	-	11	72
Balance at 31 December	6,697	11,096	25,650

Net gains/(losses) not recognised in the income statement

Currency translation account
Balance at 1 January	517	597	408
Other comprehensive gain/(loss) for the period 12	(218)	(80)	189
Balance at 31 December	299	517	597

Net unrealised gains/(losses) on available-for-sale assets
Balance at 1 January	(865)	(543)	364
Other comprehensive gain/(loss) for the period 12	25	(322)	(907)
Balance at 31 December	(840)	(865)	(543)

Cash flow hedging reserve
Balance at 1 January	(866)	94	(275)
Other comprehensive gain/(loss) for the period 12	(205)	(960)	369
Balance at 31 December	(1,071)	(866)	94

Equity attributable to shareholders of the parent company at 31 December	18,880	17,077	29,575

Non-controlling interest
Balance at 1 January	46	1,134	2,298
Other comprehensive gain/(loss) for the period	5	(92)	(11)
Repayment to non-controlling interests	(15)	(996)	(1,153)
Equity attributable to non-controlling interests at 31 December	36	46	1,134

Total equity at 31 December	18,916	17,123	30,709

Numbers stated against items refer to the notes. The notes to the consolidated financial statements are an integral part of these statements.

Consolidated statement of cash flows for the year ended 31 December

(in millions of euros)	2009	2008	2007 (1)
Operating activities
Profit/(loss) for the period	(4,400)	3,595	9,975

Adjustments for
Depreciation, amortisation and impairment	982	1,152	1,271
Loan impairment losses	2,803	4,332	2,794
Share of result in equity accounted investments	(25)	(171)	(278)

Movements in operating assets and liabilities
Movement in operating assets 35	224,174	199,957	(133,448)
Movement in operating liabilities 35	(178,308)	(246,314)	114,722

Other adjustments
Dividends received from equity accounted investments	33	34	81

Net cash flows from operating activities	45,259	(37,415)	(4,883)

Investing activities
Acquisition of financial investments	(85,270)	(245,561)	(201,808)
Sales and redemption of investments	77,354	263,840	197,850
Acquisition of property and equipment	(323)	(436)	(888)
Sales of property and equipment	109	94	674
Acquisition of intangibles (excluding goodwill)	(167)	(284)	(549)
Disposal of intangibles (excluding goodwill)	7	5	24
Acquisition of subsidiaries and equity accounted investments	(13)	(45)	(501)
Disposal of subsidiaries and equity accounted investments	41	23,907	15,736
Net cash flows from investing activities	(8,262)	41,520	10,538

Financing activities
Issuance of subordinated liabilities	2,619	508	1,523
Repayment of subordinated liabilities	(1,566)	(918)	(1,225)
Issuance of other long-term funding	9,797	37,952	39,635
Repayment of other long-term funding	(19,816)	(56,323)	(33,284)
Sale of treasury shares	-	3,708	-
Share buy back	-	-	(1,847)
Utilised for exercise of options and performance share plans	-	-	624
Increase in share premium	6,600
Other	6	7	(1,723)
Dividends paid	-	(19,213)	(1,540)
Net cash flows from financing activities	(2,360)	(34,279)	2,163

Currency translation differences on cash and cash equivalents	(414)	3,975	62

Movement in cash and cash equivalents	34,223	(26,199)	7,880
Cash and cash equivalents at 1 January	(13,447)	12,752	4,872
Cash and cash equivalents at 31 December 35	20,776	(13,447)	12,752

Numbers stated against items refer to the notes. The notes to the consolidated financial statements are an integral part of these statements.

(1) The comparative amounts for 2007 have been restated to conform to the 2009 and 2008 presentation of cash flows.

Notes to the consolidated financial statements
(unless otherwise stated, all amounts are in millions of euros)

1     Segment reporting

Segment information is presented in respect of ABN AMRO’s business.

From 1 January 2009, ABN AMRO is comprised of three reportable segments, namely the “RBS acquired”, “Dutch State acquired” and “Central Items” segments. This segmentation reflects the focus of and the governance created by the Managing Board on the separate identification and subsequent legal separation of the Dutch State acquired businesses from the residual RBS acquired businesses and remaining Shared Assets in order to create two separate independent banks.

The “RBS acquired” segment represents the businesses acquired by the RBS Group and not sold or transferred to RBS plc. It principally contains international lending, international transaction services with operations in Europe, Asia and the Americas and the equities business. It also includes some retail and commercial businesses in Asia and South America that are to be divested.

The “Dutch State acquired” segment serves Dutch commercial clients, Dutch consumer clients, and Dutch and international private clients, and includes the International Diamond and Jewelry business.

The “Central Items” segment includes items that are not allocated to but are economically shared by the Consortium Members as well as settlement amounts accruing to Santander arising from the disposal of Banco Real and other sales and settlements of Santander acquired businesses completed in 2008. In addition, prior to April 2008, the majority of the Group Asset and Liability Management portfolios were economically shared. Since the allocation of these portfolios was effected on the basis of prospective agreements between Consortium Members, the results on these portfolios prior to this date are reported in Central Items.

Measurement of segment assets, liabilities, income and results is based on ABN AMRO’s accounting policies. Segment assets, liabilities, income and results include items directly attributable to a segment.

Operating segment information for the year ended 31 December 2009 (2)

	RBS acquired	Dutch State acquired	Central Items	Subtotal	Discontinued Operations	Reconciling items (1)	Total
Net interest income - external	1,894	2,803	(34)	4,663		(15)	4,648
Net interest income - other segments	(183)	191	(8)	-		-	-
Net fee and commission income - external	1,071	1,150	-	2,221		-	2,221
Net fee and commission income - other segments	(47)	48	(1)	-		-	-
Net trading income	1,449	110	3	1,562		-	1,562
Result from financial transactions	(2,261)	299	(250)	(2,212)		6	(2,206)
Share of result in equity accounted investments	(65)	83	7	25		-	25
Other operating income	(284)	215	77	8		-	8
Income of consolidated private equity holdings	-	-	-	-		436	436
Total operating income	1,574	4,899	(206)	6,267		427	6,694
Total operating expenses	4,457	3,796	140	8,393		422	8,815
Loan impairment and credit risk provisions	1,621	1,172	-	2,793		-	2,793
Total expenses	6,078	4,968	140	11,186		422	11,608

Operating profit/(loss) before tax	(4,504)	(69)	(346)	(4,919)		5	(4,914)
Tax	(336)	48	(132)	(420)		5	(415)
Profit/(loss) from continuing operations	(4,168)	(117)	(214)	(4,499)		-	(4,499)
Profit from discontinued operations net of tax	-	-	-	-	99	-	99
Profit/(loss) for the year	(4,168)	(117)	(214)	(4,499)	99	-	(4,400)

Other information at 31 December 2009
Total assets	274,860	201,824	8,776	485,460	-	(16,115)	469,345
Of which equity accounted investments	73	363	420	856	-	-	856
Total liabilities	269,532	197,550	(535)	466,547	-	(16,118)	450,429
Capital expenditure	206	337	5	548	-	-	548
Depreciation and amortisation	607	325	37	969	-	13	982
Impairment of available-for-sale securities	3	7	-	10	-	-	10

(1) Segments are stated as they are reviewed by management and therefore exclude the effect of the consolidation of Private Equity businesses which is shown as a reconciling item. Inter-segment balances are shown as external balances in the segments and eliminated as a reconciling item.
(2) Changes have been made to ABN AMRO’s operating segments in 2009. Comparative data have been restated accordingly.

Operating segment information for the year ended 31 December 2008 (2)

	RBS acquired	Dutch State acquired	Central Items	Subtotal	Discontinued Operations	Reconciling items(1)	Total
Net interest income - external	1,401	3,758	669	5,828		(45)	5,783
Net interest income - other segments	1,147	(535)	(612)	-		-	-
Net fee and commission income - external	1,461	1,223	(55)	2,629		-	2,629
Net fee and commission income - other segments	(103)	99	4	-		-	-
Net trading income	(9,115)	190	(399)	(9,324)		-	(9,324)
Result from financial transactions	(1,518)	181	(311)	(1,648)		(36)	(1,684)
Share of result in equity accounted investments	9	31	66	106		-	106
Other operating income	54	242	10	306		-	306
Income of consolidated private equity holdings	-	-	-	-		1,726	1,726
Total operating income	(6,664)	5,189	(628)	(2,103)		1,645	(458)
Total operating expenses	5,718	3,786	490	9,994		1,635	11,629
Loan impairment and credit risk provisions	2,609	776	2	3,387		-	3,387
Total expenses	8,327	4,562	492	13,381		1,635	15,016

Operating profit/(loss) before tax	(14,991)	627	(1,120)	(15,484)		10	(15,474)
Tax	(2,442)	156	(304)	(2,590)		10	(2,580)
Profit/(loss) from continuing operations	(12,549)	471	(816)	(12,894)		-	(12,894)
Profit from discontinued operations net of tax	-	-	-	-	16,489	-	16,489
Profit/(loss) for the year	(12,549)	471	(816)	(12,894)	16,489	-	3,595

Other information at 31 December 2008
Total assets	478,195	183,539	9,490	671,224	1,583	(5,990)	666,817
Of which equity accounted investments	158	210	428	796	-	-	796
Total liabilities	472,244	176,494	6,517	655,255	864	(6,425)	649,694
Capital expenditure	192	273	111	576	-	-	576
Depreciation and amortisation	481	334	230	1,045	-	-	1,045
Impairment of available-for-sale securities	333	-	-	333	-	-	333

(1) Segments are stated as they are reviewed by management and therefore exclude the effect of the consolidation of Private Equity businesses which is shown as a reconciling item. Inter-segment balances are shown as external balances in the segments and eliminated as a reconciling item.
(2) Changes have been made to ABN AMRO’s operating segments in 2009. Comparative data have been restated accordingly.

Operating segment information for the year ended 31 December 2007 (2)

	RBS acquired	Dutch State acquired	Central Items	Subtotal	Discontinued Operations	Reconciling items(1)	Total
Net interest income - external	1,714	3,598	(497)	4,815		(220)	4,595
Net interest income - other segments	451	(158)	(293)	-		-	-
Net fee and commission income - external	2,543	1,346	(37)	3,852		-	3,852
Net fee and commission income - other segments	(436)	195	241	-		-	-
Net trading income	1,089	155	(128)	1,116		3	1,119
Result from financial transactions	191	37	860	1,088		46	1,134
Share of result in equity accounted investments	48	54	120	222		1	223
Other operating income	139	335	765	1,239		-	1,239
Income of consolidated private equity holdings	-	-	-	-		3,836	3,836
Total operating income	5,739	5,562	1,031	12,332		3,666	15,998
Total operating expenses	6,122	3,610	1,419	11,151		3,634	14,785
Loan impairment and credit risk provisions	346	378	(7)	717		-	717
Total expenses	6,468	3,988	1,412	11,868		3,634	15,502

Operating profit/(loss) before tax	(729)	1,574	(381)	464		32	496
Tax	(298)	394	(586)	(490)		32	(458)
Profit/(loss) from continuing operations	(431)	1,180	205	954		-	954
Profit from discontinued operations net of tax	-	-	-	-	9,021	-	9,021
Profit/(loss) for the year	(431)	1,180	205	954	9,021	-	9,975

Other information at 31 December 2007
Total assets	686,791	161,335	114,931	963,057	60,458	1,698	1,025,213
Of which equity accounted investments	257	230	360	847	24	-	871
Total liabilities	668,185	157,748	128,791	954,724	39,780	-	994,504
Capital expenditure	274	373	454	1,101	-	-	1,101
Depreciation and amortisation	226	287	344	857	-	-	857
Impairment of available-for-sale securities	-	-	-	-	-	-	-

(1) Segments are stated as they are reviewed by management and therefore exclude the effect of the consolidation of Private Equity businesses which is shown as a reconciling item. Inter-segment balances are shown as external balances in the segments and eliminated as a reconciling item.
(2) Changes have been made to ABN AMRO’s operating segments in 2009. Comparative data have been restated accordingly.

Geographical information
The geographical analysis presented below is based on the location of the ABN AMRO entity in which the transactions are recorded.

	The Netherlands	Europe	North America	Latin America	Asia /Pacific	Total
2009
Net interest income	2,689	846	238	55	820	4,648
Net commission income	684	1,035	111	12	379	2,221
Other income	895	(1,327)	108	33	116	(175)
Operating income	4,268	554	457	100	1,315	6,694

Total assets	276,171	148,215	8,875	1,229	34,855	469,345
Capital expenditure	442	57	6	1	42	548

2008
Net interest income	3,674	841	256	80	932	5,783
Net commission income	915	947	199	10	558	2,629
Other income	(239)	(9,076)	(84)	44	485	(8,870)
Operating income	4,350	(7,288)	371	134	1,975	(458)

Total assets	280,960	305,429	19,170	1,817	59,441	666,817
Capital expenditure	418	75	25	1	57	576

2007
Net interest income	2,654	857	134	65	885	4,595
Net commission income	964	1,070	448	80	1,290	3,852
Other income	5,732	922	336	9	552	7,551
Operating income	9,350	2,849	918	154	2,727	15,998

Total assets	309,659	510,540	80,526	46,581	77,907	1,025,213
Capital expenditure	464	180	130	239	88	1,101

2          Acquisitions and disposals of subsidiaries

Acquisitions 2009

During 2009 there were no material acquisitions.

Disposals 2009

Sale of remaining Santander businesses
In April 2009 Banco ABN AMRO Paraguay S.A. was sold to Banco Regional for EUR 36 million resulting in a loss on sale of EUR 1 million.

Acquisitions 2008

During 2008 there were no acquisitions.

Disposals 2008

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

Sale of businesses to Santander
In July 2008 Banco ABN AMRO Real S.A. (‘Banco Real’), Interbanca SpA and other entities acquired by Santander were sold to Santander for EUR 15,431 million resulting in a gain on sale of EUR 10,647 million.

Acquisitions 2007

Taitung Business Bank Taiwan
In September 2007 ABN AMRO acquired 100% of the shares of Taitung Business Bank Taiwan. The total consideration received amounted to EUR 147 million, resulting in goodwill recognised of EUR 160 million.

Prime Bank Ltd (Pakistan)
In April 2007 ABN AMRO completed the acquisition resulting in a 96.2% stake in Prime Bank. The total consideration paid amounted to EUR 176 million with goodwill of EUR 139 million recognised on acquisition.

Disposals 2007

ABN AMRO North America Holding Company
In October 2007 ABN AMRO completed the sale of ABN AMRO North America Holding Company (‘LaSalle Bank’) which principally consisted of the retail and commercial banking activities of LaSalle Bank Corporation to Bank of America. ABN AMRO's North American Asset Management businesses and certain businesses within ABN AMRO's North American Global Markets and Global Clients operations did not form part of the sale. The sale price was USD 21 billion and resulted in a gain of EUR 7,163 million after tax.

ABN AMRO Capital Holdings B.V.
During the second quarter of 2007, ABN AMRO sold a majority of the shares of AAC Capital Holdings B.V., the management company of a significant portion of the private equity investments held by ABN AMRO, to the executives of the management company. Also as part of the sale, the Bank transferred all power to govern the financial and operating policies of the management company and all investment decisions related to the portion of ABN AMRO’s private equity investments included in the transaction (the Netherlands, Nordic and UK business of ABN AMRO Capital) to a management company outside of ABN AMRO resulting in the loss of control over these investments. The ownership of the underlying investments and therefore the economic interest in the investments was not changed. The loss of control over the management company resulted in the managed investments no longer being consolidated in the financial statements. As of the date of the transaction the investments are recognised and carried at fair value with changes through income. This transaction resulted in a gain of EUR 108 million reported in results from financial transactions.

ABN AMRO Mellon Global Securities Services
In December 2007, ABN AMRO sold its 50% share in the joint venture ABN AMRO Mellon Global Securities B.V. (ABN AMRO Mellon) to Mellon Bank N.A., Pittsburgh. The sale price amounted to EUR 387 million and resulted in a net gain of EUR 139 million.

Private Banking operations in Miami and Montevideo
In April 2007, the Private Clients business disposed of its operations in Miami and Montevideo to Banco Itau. The profit recognised on the sale included in other operating income, amounted to EUR 72 million after tax.

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

Interbank (NL) and DMC Groep
In November 2007 ABN AMRO closed the sale of Interbank N.V. and DMC Groep N.V. to SOFINCO for an amount of EUR 98 million. The gain on the sale amounted to EUR 56 million after tax.

3          Net interest income

	2009	2008	2007
Interest income from:
Cash and balances at central banks	110	311	282
Financial investments available-for-sale	2,426	3,929	3,835
Financial investments held-to-maturity	-	105	121
Loans and receivables-banks	418	1,216	1,422
Loans and receivables-customers	10,341	16,519	17,074
Subtotal	13,295	22,080	22,734

Interest expense from:
Due to banks	1,366	4,270	4,656
Due to customers	4,591	7,508	9,114
Issued debt securities	2,445	5,156	6,521
Subordinated liabilities	500	703	759
Funding of the trading business	(255)	(1,340)	(2,911)
Subtotal	8,647	16,297	18,139
Total	4,648	5,783	4,595

The interest income recognised on impaired financial assets is EUR 104 million (2008: EUR 30 million).

4           Net fee and commission income

	2009	2008	2007
Fee and commission income
Securities brokerage fees	795	876	1,399
Payment and transaction services fees	767	836	764
Asset management and trust fees	276	359	495
Fees generated on financing arrangements	130	130	278
Advisory fees	216	321	578
Other fees and commissions	558	546	667
Subtotal	2,742	3,068	4,181

Fee and commission expense
Securities brokerage expense	65	103	83
Other fee and commission expense	456	336	246
Subtotal	521	439	329
Total	2,221	2,629	3,852

5           Net trading income

	2009	2008	2007
Interest instruments and credit trading	75	(9,276)	(1,531)
Foreign exchange trading	884	915	1,152
Equity and commodity trading	651	(1,017)	1,438
Other	(48)	54	60
Total	1,562	(9,324)	1,119

6           Results from financial transactions

	2009	2008	2007
Net result on the sale of available-for-sale debt securities	48	(1,453)	157
Net result on the sale of loans and advances	(625)	(428)	(23)
Impairment of available-for-sale debt securities	(10)	(333)	-
Net result on available-for-sale equity investments	16	(67)	35
Net results on fair value changes in own credit risk and repurchase of own debt	233	490	251
Dividends on available-for-sale equity investments	15	54	9
Net result on other equity investments	(108)	(1,185)	669
Net result on risk mitigants	(1,680)	1,545	116
Other	(95)	(307)	(80)
Total	(2,206)	(1,684)	1,134

The net result on risk mitigants is related to swaps that are entered into to economically and on a portfolio basis hedge credit risks on loans and advances. It also includes the realised result on the settlement of purchased guarantees.

7           Other operating income

	2009	2008	2007
Insurance activities	11	45	36
Leasing activities	69	78	82
Disposal of operating activities and equity accounted investments	(198)	(6)	894
Other	126	189	227
Total	8	306	1,239

In 2009 results from disposal of operating activities included losses on sales in progress in relation to the RBS acquired businesses in Asia and South America. The results from the disposal of operating activities and equity accounted investments for 2007 includes a gain on the sale of the Capitalia shares, of EUR 624 million, which were settled in Unicredit shares and the gain on sale of ABN AMRO Mellon of EUR 139 million.

Income from insurance activities can be analysed as follows:

	2009	2008	2007
Premium income	741	618	799
Investment income	271	(74)	161
Settlement and claims	(1,001)	(499)	(924)
Total	11	45	36

8           Personnel expenses

	2009	2008	2007
Salaries (including bonuses and allowances)	2,877	3,486	4,676
Social security expenses	289	353	447
Pension and post-retirement healthcare costs	393	294	330
Share-based payment expenses	-	(16)	296
Temporary staff costs	211	248	260
Termination and restructuring related costs	177	469	65
Other employee costs	172	402	289
Total	4,119	5,236	6,363

Average number of employees (fte) excluding discontinued operations:
Banking activities Netherlands	21,902	24,044	26,041
Banking activities foreign countries	31,418	33,934	31,949
Consolidated private equity holdings	2,590	11,769	19,621
Total	55,910	69,747	77,611

9           General and administrative expenses

	2009	2008	2007
Professional fees	731	1,025	1,113
Information, communication and technology expenses	1,234	1,071	1,240
Property costs	457	507	491
Expenses of consolidated private equity holdings	73	136	332
Other general and administrative expenses	991	1,331	1,645
Total	3,486	4,070	4,821

Following is a summary of the fees to our independent auditors for the years ended 31 December 2009, 2008 and 2007.

	2009	2008	2007
Audit fees	24.0	30.0	45.2
Audit-related fees	1.6	1.2	13.2
Tax fees	0.8	0.6	2.5
All other fees	3.0	0.7	0.6
Total fees	29.4	32.5	61.5

ABN AMRO Holding N.V. changed auditors in 2008. The audit fee for 2007 included costs relating to the audit of activities which were discontinued in 2008. Deloitte Accountants B.V. provided audit services to the amount of EUR 12.2 million in 2009. The remaining amounts relate to services provided by other Deloitte Member Firms.

Audit related fees consist mainly of accounting consultation and audits in connection with acquisitions and disposals of businesses, review of internal controls and advice on accounting control policies and procedures, attestation services not required by statute or regulation and consultation concerning financial accounting and reporting standards. Tax fees consist of tax compliance, tax advice and tax planning services and assistance and advice related to tax audits and appeals. Other fees are related to risk management and corporate finance advisory services, and other services. In line with the pre-approval policy, the Audit Committee has pre-approved all audit and non-audit fees.

10           Depreciation and amortisation

	2009	2008	2007
Property depreciation	106	111	117
Equipment depreciation	224	274	339
Software amortisation	222	307	328
Amortisation of other intangible assets (note 21)	8	11	23
Impairment losses on goodwill	240	163	11
Impairment losses on property and equipment (note 20)	26	22	35
Impairment losses on software (note 21)	156	157	4
Total	982	1,045	857

Impairment losses on goodwill includes EUR 43 million (2008: EUR 72 million) impairment losses on Private Equity goodwill (of which EUR 30 million relates to businesses held for sale) and EUR 196 million (2008: EUR 91 million) impairment losses on other consolidated companies all relating to businesses held for sale (see note 21).

11           Tax

Recognised in the income statement

	2009	2008	2007
Current tax expense
Current year	112	684	1,306
Under/(over) provided in prior years	4	28	97
Subtotal	116	712	1,403
Deferred tax (benefit)/expense
Origination and reversal of timing differences	(533)	(3,024)	(930)
Reduction in tax rate	2	46	55
Subtotal	(531)	(2,978)	(875)
Total	(415)	(2,266)	528

Continuing operations	(415)	(2,580)	(458)
Discontinued operations	-	314	930
Taxation on disposal	-	-	56
Total	(415)	(2,266)	528

Reconciliation of the total tax charge

Total tax charge continuing operations
The effective tax rate on ABN AMRO’s result before tax differs from the theoretical amount that would arise using the statutory tax rate of the Netherlands of 25.5% (2008: 25.5%, 2007: 25.5%). This difference can be explained as follows:

	2009	2008	2007
Dutch tax rate	25.5%	25.5%	25.5%
Current tax charge/(credit) at statutory rate on ordinary activities	(1,253)	(3,946)	126

Foreign profit at other rates	(42)	204	(19)
Total tax exempt income effect	15	(43)	(299)
Tax related to adjustments to prior years’ tax calculations	4	28	97
Effect of deferred tax assets not recognised	785	1,403	47
Effect of changes in tax legislation and tax rates	6	55	81
Amount of benefit from a previously unrecognised tax loss, tax credit or temporary difference of a prior period used to reduce current tax expense	(7)	(32)	(65)
Amount of benefit from a previously unrecognised tax loss, tax credit or temporary difference of a prior period used to reduce deferred tax expense	(57)	(1)	(93)
Other differences	134	(248)	(333)
Total	(415)	(2,580)	(458)

The effective tax rate for the year was 8.4% (2008: 16.7%, 2007: 92.7%)

The effect of deferred tax assets not recognised mainly relates to unrecognised tax losses available for carry-forward (refer to note 28).

12           Other comprehensive income

	2009	2008	2007
Other comprehensive income/(loss):
Currency translation account
(Losses) arising during the period	(194)	907	(276)
Less: Reclassification adjustments for (gains)/losses included in profit or loss	(102)	(1,151)	259
Subtotal	(296)	(244)	(17)
Available-for-sale financial assets
(Losses) arising during the period	75	(2,282)	(523)
Less: Reclassification adjustments for (gains)/losses included in profit or loss	(55)	1,853	(686)
Subtotal	20	(429)	(1,209)
Cash flow hedging reserve
(Losses)/gains arising during the period	(253)	(1,207)	420
Less: Reclassification adjustments for (gains)/losses included in profit or loss	(1)	(11)	72
Subtotal	(254)	(1,218)	492

Other comprehensive loss	(530)	(1,891)	(734)
Income tax relating to components of other comprehensive expense	138	422	247
Other comprehensive loss for the period, net of tax	(392)	(1,469)	(487)

Available-for-sale financial assets includes other comprehensive income of EUR 3 million (net of tax) from available-for-sale financial assets which have been classified as held for sale (2008: nil, 2007: (25) million).

Tax effects of each component of other comprehensive income

	2009			2008			2007
	Before tax amount	Tax	Net of tax amount	Before tax amount	Tax	Net of tax amount	Before tax amount	Tax	Net of tax amount
Currency translation account	(296)	84	(212)	(244)	57	(187)	(17)	68	51
Available-for-sale financial assets	20	5	25	(429)	107	(322)	(1,209)	302	(907)
Cash flow hedging reserve	(254)	49	(205)	(1,218)	258	(960)	492	(123)	369
Other comprehensive loss	(530)	138	(392)	(1,891)	422	(1,469)	(734)	247	(487)

The currency translation account includes other comprehensive income / (loss) attributable to non-controlling interests of EUR 6 million (2008: EUR (107) million; 2007: EUR (138) million).

13           Cash and balances at central banks

	2009	2008
Cash on hand	724	670
Balances at central bank	27,658	5,184
Total	28,382	5,854

The deposit balances with the central banks in which the bank has a presence includes EUR 4,791 million (2008: EUR 3,414 million) of mandatory reserve deposits. These are therefore not available for use in ABN AMRO's day-to-day operations.

14           Financial assets and liabilities held for trading

	2009	2008
Financial assets held for trading
Dutch State	71	203
US Treasury and US Government	19	29
Other OECD governments	2,337	2,392
Non-OECD governments	569	1,598
Mortgage and other asset backed securities	3,079	9,170
Financial institutions	1,788	3,966
Non financial institutions	1,920	2,382
Other securities	1,695	1,587
Subtotal interest earning financial assets	11,478	21,327
Equity instruments	12,346	12,430
Derivative financial instruments	54,234	178,896
Total assets held for trading	78,058	212,653

Financial liabilities held for trading
Short positions in financial assets	4,536	5,413
Derivative financial instruments	58,151	186,674
Total liabilities held for trading	62,687	192,087

ABN AMRO has executed master netting agreements with the majority of its derivative counterparties resulting in a significant reduction in its net exposure to derivative assets.

Mortgage and other asset backed securities comprise mainly of prime RMBS (EUR 3.1 billion).

The decrease in derivative balances and in mortgage and other asset backed securities is largely explained by transfers of various business activities to the RBS Group. For further information refer to note 46.

Trading portfolio derivative financial instruments

		2009			2008
		Notional amounts	Fair values		Notional amounts	Fair values
			Assets	Liabilities		Assets	Liabilities
Interest rate derivatives
OTC	Swaps	934,908	17,769	19,804	2,643,789	70,922	68,508
	Forwards	4,195	-	-	643,275	930	1,208
	Options (purchased)	40,219	9,071	1	165,738	12,890	-
	Options (sold)	35,229	-	8,709	146,059	-	18,365
Exchange	Futures	3,257	2	-	9,292	321	199
	Options (purchased)	-	-	-	-	-	-
	Options (sold)	-	-	-	-	-	-
	Subtotal	1,017,808	26,842	28,514	3,608,153	85,063	88,280

Currency derivatives
OTC	Swaps	63,446	2,389	2,535	439,902	20,122	17,986
	Forwards	385,224	11,853	10,230	442,946	14,567	17,123
	Options (purchased)	14,277	995	-	61,709	8,360	-
	Options (sold)	14,257	-	1,015	72,733	-	8,951
Exchange	Futures	-	-	-	-	-	-
	Options (sold/purchased)	68	-	-	317	55	48
	Subtotal	477,272	15,237	13,780	1,017,607	43,104	44,108

Credit derivatives
OTC	Swaps	311,501	4,937	6,901	509,322	41,246	42,585

Other
OTC	Equity, commodity and other	11,901	1,954	872	16,172	2,889	2,094
	Equity options (purchased)	20,342	4,583	-	21,359	5,702	-
	Equity options (sold)	19,770	-	6,383	21,237	-	7,774
Exchange	Equity, commodity and other	17,022	219	965	14,509	537	1,379
	Equity options (purchased)	37,173	462	-	25,638	355	-
	Equity options (sold)	40,176	-	736	26,538	-	454
	Subtotal	146,384	7,218	8,956	125,453	9,483	11,701
Total		1,952,965	54,234	58,151	5,260,535	178,896	186,674

15           Financial investments

	2009	2008
Interest-earning securities: available-for-sale
Dutch State	6,800	3,866
US Treasury and US Government	4,325	5,204
Other OECD governments	31,416	23,552
Non-OECD governments	2,365	4,152
Mortgage and other asset backed securities	21,258	22,572
Financial institutions	5,192	3,942
Non financial institutions	1,726	2,058
Other interest-earning securities	444	218
Subtotal	73,526	65,564

Equity instruments
Available-for-sale	805	837
Designated at fair value through income	566	660
Subtotal	1,371	1,497
Total	74,897	67,061

The mortgage and other asset backed securities of EUR 21.3 billion (2008: EUR 22.6 billion) consists mainly of EUR 10.9 billion (2008: EUR 10.9 billion) European mortgage covered bonds and EUR 7.7 billion (2008: EUR 8.0 billion) RMBS of mortgages covered by the Dutch mortgage guarantee scheme. Furthermore, EUR 2.4 billion (2008: EUR 3.3 billion) European covered bonds, backed by assets other than mortgages, are included in this position. At 31 December 2009 these were primarily AAA rated. The majority of the positions are held as part of the asset and liability management activities of the bank.

16           Loans and receivables – banks

This item is comprised of amounts due from or deposited with banking institutions.

	2009	2008
Current accounts	3,817	4,254
Time deposits placed	12,488	11,012
Professional securities transactions	8,615	39,453
Loans	14,814	20,893
Subtotal	39,734	75,612
Allowances for impairment (see note 18)	(75)	(46)
Total	39,659	75,566

17           Loans and receivables – customers

This item is comprised of amounts receivable from non-bank customers.

	2009	2008
Public sector	2,722	8,786
Commercial	103,418	138,484
Consumer	107,341	109,298
Professional securities transactions	10,136	13,193
Multi-seller conduits	265	5,264
Subtotal	223,882	275,025
Allowances for impairment (see note 18)	(5,636)	(4,518)
Total	218,246	270,507

During 2009 ABN AMRO’s remaining multi-seller conduits and the related issuance and sponsorship role were transferred to the RBS Group.

18           Loan impairment charges and allowances

Loan provisioning-commercial loans
ABN AMRO reviews the status of credit facilities issued to commercial clients at least every 12 months. The frequency of review increases to semi-annual or monthly when the creditworthiness of the obligor is below certain internal (rating) thresholds.  Additionally, credit officers continually monitor the quality of the credit, the client and the adherence to contractual conditions. Should the quality of a loan or the borrower’s financial position deteriorate to the extent that doubts arise over the borrower’s ability to meet its contractual obligations, management of the relationship is transferred to a specialised department responsible to restructure and/or recover the loans and other financial obligations the client may have to ABN AMRO.

After making an assessment, this specialised department determines the amount, if any, of the specific allowances that should be made, taking into account the value of collateral. Specific allowances are partly or fully released when the debt is repaid or expected future cash flows improve due to positive changes in economic or financial circumstances.

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

Allowances against a given portfolio may be released where there is improvement in the quality of the portfolio. For consumer loans, the write-off rules are determined on days past due and vary by type of product and legal jurisdiction.

Allowance for incurred but not identified losses
In addition to impairment allowances calculated on a specific or portfolio basis, ABN AMRO also maintains an allowance to cover undetected impairments existing within loans due to delays in obtaining information that would indicate that losses exist at the balance sheet date. This process includes an estimate by management to reflect current market conditions. This estimate takes into account loan impairment levels forecasted by business owners, expected loss trends and market views on the expected future direction of the economies in which ABN AMRO operates.

Allowances

	Banks	Commercial	Consumer	Total
2009
Balance at 1 January	46	3,654	863	4,563
Reclassification related to businesses held for sale/discontinued operations	-	(48)	(12)	(60)
Subtotal	46	3,606	851	4,503

New impairment allowances	30	2,475	671	3,176
Reversal of impairment allowances no longer required	-	(332)	(41)	(373)
Recoveries of amounts previously written off	-	(4)	(6)	(10)
Total loan impairment and other credit risk provisions	30	2,139	624	2,793

Interest income from unwinding of discounting	-	(43)	-	(43)
Currency translation differences	(1)	35	20	54
Amounts written off (net)	-	(799)	(466)	(1,265)
Effect of (de)- consolidating entities	-	-	(83)	(83)
Reclassfied to held for sale	-	(18)	(255)	(273)
Disposals of businesses	-	(73)	-	(73)
Reserve for unearned interest accrued on impaired loans	-	95	3	98
Balance at 31 December	75	4,942	694	5,711

The new impairment allowances recorded in 2009 of EUR 2,475 million include EUR 548 million in relation to the exposure to LyondellBasell Industries.

	Banks	Commercial	Consumer	Total
2008
Balance at 1 January	2	1,774	1,227	3,003
Reclassification related to businesses held for sale/discontinued operations	-	(351)	(711)	(1,062)
Subtotal	2	1,423	516	1,941

New impairment allowances	46	2,951	584	3,581
Reversal of impairment allowances no longer required	-	(141)	(10)	(151)
Recoveries of amounts previously written off	-	(32)	(11)	(43)
Total loan impairment and other credit risk provisions	46	2,778	563	3,387

Interest income from unwinding of discounting	-	(24)	-	(24)
Currency translation differences	-	4	9	13
Amounts written off (net)	(2)	(605)	(207)	(814)
Effect of (de)consolidating entities	-	12	(19)	(7)
Reserve for unearned interest accrued on impaired loans	-	66	1	67
Balance at 31 December	46	3,654	863	4,563

The impairment allowances recorded in 2008 of EUR 2,951 million include EUR 1,154 million in relation to the exposure to LyondellBasell Industries.

The reconciliation of the allowance for impairment losses for loans and receivables:

Impairment

	Banks	Commercial	Consumer				Total
			Mortgages	Personal loans	Credit cards	Other consumer
2009
Individual impairment	75	4,243	3	25	21	73	4,440
Collective impairment	-	699	145	1	-	426	1,271
Balance at 31 December	75	4,942	148	26	21	499	5,711

Carrying amount of loans, determined to be impaired, before deducting any assessed impairment allowance	118	6,834	473	192	25	447	8,089

	Banks	Commercial	Consumer				Total
			Mortgages	Personal loans	Credit cards	Other consumer
2008
Individual impairment	46	3,026	3	22	27	39	3,163
Collective impairment	-	628	105	132	27	508	1,400
Balance at 31 December	46	3,654	108	154	54	547	4,563

Carrying amount of loans, determined to be impaired, before deducting any assessed impairment allowance	48	4,772	468	321	53	359	6,021

Collective impairment of personal loans and credit cards has significantly decreased due to the reclassification of the related held for sale portfolios of consumer businesses in Asia.

19           Equity accounted investments

	2009	2008
Banking institutions	719	658
Other investments	137	138
Total	856	796

The balance in 2009 and 2008 changed as follows:

	2009	2008
Balance at 1 January	796	871
Reclassification related to businesses held for sale/discontinued operations	-	(51)
Subtotal	796	820
Movements:
Purchases	12	3
Sales/reclassifications	(44)	(19)
Share of results in equity accounted investments	25	106
Dividends received from equity accounted investments	(33)	(33)
Recognised directly in equity	107	(82)
Currency translation differences	(7)	1
Balance at 31 December	856	796

The principal equity accounted investments of ABN AMRO on an aggregated basis (not adjusted for ABN AMRO’s proportionate interest) have the following balance sheet and income statement totals:

	2009	2008
Total assets	18,423	19,035
Total liabilities	16,073	15,761
Operating income	1,938	1,039
Operating results after tax	129	338

Included in equity accounted investments is ABN AMRO’s 40% holding in Saudi Hollandi Bank which is an entity with quoted shares. The fair value of the holding based on the share price as at the year end amounts to EUR 734 million (2008: EUR 808 million).

The majority of ABN AMRO’s equity accounted investments are regulated entities and therefore their ability to transfer funds to ABN AMRO is subject to regulatory approvals.

20           Property and equipment

The book value of property and equipment in 2009 and 2008 changed as follows:

	Property
	Used in operations	Other	Equipment	Total
Balance at 1 January 2009	1,377	17	641	2,035
Reclassification related to businesses held for sale/discontinued operations	16	73	41	130
	1,393	90	682	2,165
Movements:
Divestment of businesses	(31)	-	(26)	(57)
Additions	73	3	250	326
Disposals	(18)	(5)	(91)	(114)
Impairment losses	(4)	-	(22)	(26)
Depreciation	(105)	(1)	(224)	(330)
Currency translation differences	-	-	1	1
Other	2	(5)	(1)	(4)
Balance at 31 December 2009	1,310	82	569	1,961

Representing:
Cost	2,447	88	2,348	4,883
Cumulative impairment	(32)	-	(10)	(42)
Cumulative depreciation	(1,105)	(6)	(1,769)	(2,880)

	Property
	Used in operations	Other	Equipment	Total
Balance at 1 January 2008	1,802	68	877	2,747
Reclassification related to businesses held for sale/discontinued operations	(304)	(40)	(168)	(512)
	1,498	28	709	2,235
Movements:
Acquired in business combinations	4	-	36	40
Divestment of businesses	(6)	-	-	(6)
Additions	74	6	252	332
Disposals	(13)	(22)	(74)	(109)
Impairment losses	(21)	-	(1)	(22)
Depreciation	(109)	(2)	(274)	(385)
Currency translation differences	(16)	-	(16)	(32)
Other	(34)	7	9	(18)
Balance at 31 December 2008	1,377	17	641	2,035

Representing:
Cost	2,457	28	2,146	4,631
Cumulative impairment	(31)	-	(4)	(35)
Cumulative depreciation	(1,049)	(11)	(1,501)	(2,561)

As lessor
ABN AMRO leases out various assets, included in ‘Other’, under operating leases. Non-cancellable operating lease rentals are as follows:

	2009	2008
Less than one year	21	23
Between one and five years	187	181
More than five years	80	87
Total	288	291

During the year ended 31 December 2009, EUR 66 million (2008: EUR 77 million) was recognised as rental income in the income statement and EUR 60 million (2008: EUR 61 million) in respect of directly related expenses.

21           Goodwill and other intangible assets

	2009	2008
Goodwill	238	301
Software	375	583
Other intangibles	32	40
Total	645	924

The book value of goodwill and other intangibles changed as follows:

	Goodwill	Private Equity Goodwill	Software	Other intangibles	Total
Balance at 1 January 2009	301	-	583	40	924
Reclassification related to businesses held for sale/discontinued operations	-	174	-	24	198
	301	174	583	64	1,122
Movements:
Divestment of businesses	-	-	(3)	(13)	(16)
Additions	1	-	167	-	168
Disposals	-	-	(1)	(6)	(7)
Impairment losses	(196)	(43)	(156)	(1)	(396)
Amortisation	-	-	(222)	(8)	(230)
Currency translation differences	1	-	7	(4)	4
Balance at 31 December 2009	107	131	375	32	645

Representing:
Cost	277	234	2,204	44	2,759
Cumulative impairment	(170)	(103)	(319)	-	(592)
Cumulative amortisation	-	-	(1,510)	(12)	(1,522)

	Goodwill	Private Equity Goodwill	Software	Other intangibles	Total
Balance at 1 January 2008	474	-	904	46	1,424
Reclassification related to businesses held for sale/discontinued operations	(69)	-	(79)	-	(148)
	405	-	825	46	1,276
Movements:
Business combinations	6	-	-	5	11
Divestment of businesses	-	-	(11)	-	(11)
Additions	1	-	250	5	256
Disposals	-	-	(3)	(2)	(5)
Impairment losses	(91)	-	(157)	-	(248)
Amortisation	-	-	(307)	(11)	(318)
Currency translation differences	(20)	-	(25)	(3)	(48)
Other	-	-	11	-	11
Balance at 31 December 2008	301	-	583	40	924

Representing:
Cost	392	-	2,125	48	2,565
Cumulative impairment	(91)	-	(200)	-	(291)
Cumulative amortisation	-	-	(1,342)	(8)	(1,350)

Impairment testing
Goodwill is allocated for impairment testing purposes to individual cash generating units. At 31 December 2009 goodwill is allocated across multiple cash generating units and various Private Equity investments whose recoverable amounts are assessed independently of one another.

Cash generating units and Private Equity investments with significant goodwill balances were as follows:

Segment	Entity	Basis of recoverable amount	Discount rate	Impairment loss	Goodwill
					2009	2008
Dutch State acquired	Private Equity investments portfolios	Value in use	15%	13	87	-
Dutch State acquired	Delbrueck Bethmann Maffei AG	Fair value less costs to sell	n/a	-	63	63
Dutch State acquired	ABN AMRO Belgian Branch	Fair value less costs to sell	n/a	-	20	20
RBS acquired	Prime Bank	Fair value less costs to sell	n/a	34	-	34
RBS acquired	Taitung Business Bank Taiwan	Fair value less costs to sell	n/a	162	-	162

For Private Equity investments, the recoverable amount is determined based on a value in use basis, calculated by using a discounted cash flow model. Key assumptions impacting the recoverable amount based on the value in use are the discount rate and exit value. The values assigned to each key assumption reflect past experience that was modified based on management’s expectation for the future and are consistent with external sources of information. The recognition of the impairment losses was mainly driven by the economic recession affecting some Private Equity investments. If the discount rate increases to 20%, the goodwill of more Private Equity entities will be impaired.

Fair value less costs to sell is based upon market conform multiples for different classes of assets under current management at Delbrueck Bethmann Maffei AG and AA Belgian Branch. For Delbrueck Bethmann Maffei AG, the recoverable amount of this cash generating unit exceeds its carrying value by EUR 9 million. Securities are the largest class of assets under management at the cash generating unit and the respective expected multiple for these assets would need to fall by 0.2 percentage point to cause its recoverable amount to fall below the carrying value. For ABN AMRO Belgian Branch the recoverable amount exceeds its carrying value by EUR 33 million. The securities would need to fall by 1.0 percentage point to cause its recoverable amount to fall below the carrying value.

Sales agreements entered into in 2009 between ABN AMRO and ANZ for the disposal of Taitung Business Bank Taiwan and ABN AMRO and MCB for the disposal of Prime Pakistan resulted in a full impairment of goodwill balances related to those cash generating units.

Impairment of software was caused mainly by the migration of various platforms to the RBS environment due to restructuring activities, as well as changes in the planned software roll-out schedule.

22           Other assets

	2009	2008
Non-trading derivative assets (see note 37)	2,312	6,222
Unit-linked investments held for policy holder accounts (see note 37)	3,714	3,898
Pension assets (see note 27)	214	71
Sundry assets and other receivables	3,619	7,536
Total	9,859	17,727

Unit-linked investments held for policy holders are designated at fair value through the profit and loss.

23           Due to banks

This item is comprised of amounts due to banking institutions, including central banks and multilateral development banks.

	2009	2008
Professional securities transactions	5,760	26,650
Current accounts	13,373	24,909
Time deposits	26,533	42,423
Other	479	638
Total	46,145	94,620

24           Due to customers

This item is comprised of amounts due to non-banking customers.

	2009	2008
Consumer current accounts	19,710	17,706
Commercial current accounts	65,131	60,531
Consumer savings accounts	65,243	64,429
Commercial deposit accounts	40,615	58,248
Professional securities transactions	4,040	6,053
Other	1,909	2,037
Total	196,648	209,004

25           Issued debt securities

	2009		2008
	Effective rate %		Effective rate %
Bonds and notes issued	2.5	73,232	5.1	75,198
Certificates of deposit and commercial paper	1.4	21,179	3.7	30,020
Cash notes, savings certificates and bank certificates	4.5	1,249	4.6	1,222
Subtotal		95,660		106,440

Commercial paper issued by multi-seller conduits	-	-	4.3	4,856
Total		95,660		111,296

Bonds and notes are issued in the capital markets with a focus on the euro market and are denominated mostly in euros and US dollars.

Issued debt securities in (currency):

	2009	2008
EUR	64,108	64,857
USD	19,242	35,955
Other	12,310	10,484
Total	95,660	111,296

The balance above includes various structured liabilities that have been designated at fair value through income of EUR 40,535 million (2008: EUR 36,856 million).

Financial liabilities designated at fair value through income
The carrying amount at 31 December 2009 of issued debt securities designated at fair value was EUR 145 million lower than the contractual amount at maturity (2008: EUR 502 million lower). The following table presents the change in fair value attributable to changes in own credit risk of issued debt securities designated at fair value through profit and loss (decrease/(increase)):

Own credit component:	2009	2008
During the year	175	352
Foreign currency translation difference	47	102
Cumulative	937	715

26           Provisions

	2009	2008
Insurance fund liabilities	3,001	2,461
Provisions for contributions to post-retirement healthcare	5	10
Provision for pension commitments (see note 27)	154	167
Other staff provision	297	374
Restructuring provision	112	186
Other provisions	1,221	946
Total	4,790	4,144

The other staff provisions relate in particular to occupational disability and other benefits, except early retirement benefits payable to non-active employees which are included in Provision for pension commitments. Other provisions include provision for claims and litigation. Insurance fund liabilities include the actuarial reserves, the premium and claims reserves of ABN AMRO’s insurance companies.

Insurance fund liabilities
Movements in insurance fund liabilities are as follows:

	2009	2008
Balance at 1 January	2,461	3,652
Premium carried from income statement	452	372
Claims paid	(204)	(295)
Interest	86	79
Acquisitions/disposals	5	(1,091)
Changes in estimates and other movements	171	(239)
Currency translation differences	30	(17)
Balance at 31 December	3,001	2,461

The assumptions that have the greatest effect in calculating actuarial reserves are future mortality, morbidity, persistency and levels of expenses. Mortality estimates are based on standard industry and national mortality tables, adjusted where appropriate to reflect ABN AMRO’s own experience. Other key metrics include interest (2009: 3.47%, 2008: 3.77%), unit growth (2009: 14.34%, 2008: 3.70%) and expense inflation (2009: 3.15%, 2008: 2.00%). Changes in assumptions during the year were not significant to the profit recognised. The amount and timing of claims payment is typically resolved within one year.

There are no options and guarantees relating to life insurance contracts that could in aggregate have a material effect on the amount, timing and uncertainty of the future cash flows.

ABN AMRO is exposed to insurance risk, either directly through its businesses or through using insurance to reduce other risk exposures. Insurance risk is the risk of fluctuations in the timing, frequency or severity of insured events, relative to the expectations at the time of underwriting. ABN AMRO uses base tables of standard mortality appropriate to the type of contract being written and the territory in which the insured person resides.

Had changes in the relevant risk variable that were reasonably possible at the balance sheet date occurred, there would have been no material impact on ABN AMRO’s profit or loss and equity.

Movements in provisions are as follows:

	Other staff provisions	Restructuring	Other Provisions
Balance at 1 January 2009	374	186	946
Reclassification related to businesses held for sale/discontinued operations	-	-	(42)
	374	186	904
Movements:
Additions	56	116	666
Utilised	(51)	(102)	(180)
Acquisitions/disposals	(25)	(85)	(157)
Currency translation differences	-	2	6
Released	(45)	(18)	(87)
Other	(12)	13	69
Balance at 31 December 2009	297	112	1,221

Balance at 1 January 2008	109	124	2,264
Reclassification related to businesses held for sale/discontinued operations	6	-	(1,547)
	115	124	717
Movements:
Additions	458	179	381
Utilised	(131)	(82)	(153)
Acquisitions/disposals	5	(4)	(21)
Currency translation differences	1	(2)	(4)
Released	(112)	(29)	(143)
Other	38	-	169
Balance at 31 December 2008	374	186	946

Whilst the sale of the EC Remedy business is highly probable of occurring as at balance sheet date 31 December 2009, the business cannot be sold in its current form. A number of the conditions of the Share Purchase Agreement (‘SPA’) are not usual and customary for the sale of such assets and were not met at 31 December 2009. Therefore, the EC Remedy business is not presented as held for sale under IFRS 5 as at 31 December 2009.

The expected loss on the sale of EC Remedy business will be recognised by ABN AMRO Bank N.V. immediately after legal separation, when all conditions precedent under the contract are met.

The potential capital shortfall on the recognition of the loss on the sale of the EC Remedy business in ABN AMRO Bank N.V. has been addressed through the issuance of a Mandatory Convertible Security (issued on 23 December 2009) that can convert into share capital only at legal separation. As a result, it is not within management’s control to effect the sale of the EC Remedy business before the legal separation.

As at 31 December 2009 a provision has been recorded for the unavoidable costs of the contract, a penalty of EUR 35 million, if the sale would not be closed and the contract would be terminated.

27           Pension and other post-retirement employee benefits

ABN AMRO sponsors a number of pension schemes. These schemes include both defined contribution and defined benefit plans. Most of ABN AMRO’s defined benefit plans provide pensions that are based on average or final salary with annual price evaluation of vested rights. In general, employees do not make contributions for basic pensions but may make voluntary contributions to secure additional benefits. The majority of the beneficiaries of the defined benefit plans are located in The Netherlands, the United Kingdom, India and Switzerland. Plans in all countries comply with applicable local regulations concerning investments and funding levels.

Following the disposal of LaSalle in 2007 and Banco Real in 2008 ABN AMRO no longer has material post-retirement benefit obligations other than pensions.

Amounts recognised in the profit and loss
Pension costs and contributions for post-retirement healthcare are included in personnel expenses and are shown in the following table:

	2009	2008
Current service cost	209	226
Interest cost	540	540
Expected return on plan assets	(447)	(580)
Net amortisation of net actuarial (gains)/losses	4	(15)
Net amortisation of past service cost	13	7
(Gain)/loss on curtailment or settlements	(15)	6
Defined benefit plans	304	184
Defined contribution plans	70	94
Healthcare contributions	3	2
Total costs	377	280

Reconciliation to balance sheet
Contributions were made to 31 (2008: 33) defined benefit plans that provide pension benefits for employees upon retirement. The amounts recognised in the balance sheet are as follows:

	2009	2008
Present value of funded obligations	10,486	10,002
Present value of unfunded obligations	80	93
Fair value of plan assets	(10,211)	(9,489)
Present value of net obligations/(assets)	355	606

Unrecognised past service cost	(18)	(1)
Unrecognised actuarial (losses)/gains	(397)	(508)
Net liability/(asset) for defined benefit obligations	(60)	97

Provision for pension commitments	154	167
Pension assets	(214)	(70)
Net recognised liability/(asset) for defined benefit obligations	(60)	97

Explanation of the assets and liabilities
Movements in defined benefit obligations are as follows:

	2009	2008
Balance at 1 January	10,095	9,742
Current service cost	209	226
Interest cost	540	540
Employee contributions	5	3
Actuarial (gains)/losses	180	74
Benefits paid	(361)	(351)
Acquisitions/(disposals)	(13)	(2)
Recognised settlement and curtailment	(22)	(1)
Currency translation differences	44	(179)
Other	(111)	43
Balance at 31 December	10,566	10,095

Movements in the fair value of plan assets are as follows:

	2009	2008
Balance at 1 January	9,489	9,969
Expected return on plan assets	447	579
Actuarial gains/(losses)	203	(909)
Employers contribution	439	370
Employee contributions/refunds	4	3
Benefits paid	(348)	(333)
Acquisitions/(disposals)	2	(2)
Recognised settlement and curtailment	(11)	-
Currency translation differences	47	(191)
Other	(61)	3
Balance at 31 December	10,211	9,489

Principal actuarial assumptions
The weighted averages of the main actuarial assumptions used to determine the value of the provisions for pension obligations and the pension costs as at 31 December were as follows:

	2009	2008
Discount rate	5.2%	5.4%
Inflation rate	2.0%	2.0%
Expected increment in salaries	2.4%	2.6%
Expected return on investments	4.8%	4.8%

The expected return on plan assets is weighted on the basis of the fair value of these investments. All other assumptions are weighted on the basis of the defined benefit plan obligations. The discount rate is determined based on the average annual yield for AA rated corporate bonds with a term of 10 years or more.

For the pension plans, the expected return on the major classes of plan assets are as follows:

	2009			2008
Plan asset category:	Value in millions of euro	% of total fair value of scheme assets	Expected rate of return %	Value in millions of euro	% of total fair value of scheme assets	Expected rate of return %
Equity securities	2,914	28.5%	7.1%	1,210	12.8%	7.6%
Issued debt securities	6,604	64.7%	3.9%	7.609	80.2%	4.3%
Real estate	355	3.5%	5.9%	350	3.6%	6.3%
Other	338	3.3%	1.5%	320	3.4%	4.9%
Total	10,211			9,489

For both 2009 and 2008, the schemes have not invested in ordinary shares or debt issued by ABN AMRO, or invested in property occupied or other assets used by ABN AMRO.

Forecast of pension benefits payments

2010	373
2011	359
2012	350
2013	354
2014	367
Years 2015 - 2019	2,030

The expected contribution to be paid to defined pension schemes in 2010 amounts to EUR 282 million (2009: EUR 423 million).

Actuarial gains and losses
The actuarial gains and losses arising on plan liabilities and plan assets (pension plans only) are as follows:

	2009	2008	2007	2006	2005
Present value of obligations	(10,566)	(10,095)	(9,742)	(12,301)	(12,403)
Fair value of plan assets	10,211	9,489	9,969	11,149	10,212
Net surplus/ (deficit) in the plans	(355)	(606)	227	(1,152)	(2,191)

Actuarial (losses)/gains
- arising on benefit obligation	(180)	(74)	1,501	518	(925)
- arising on benefit obligation (in % of plan liabilities)	(1.7)	(0.7)	15.4	4.2	(7.5)

Actuarial (losses)/gains
- arising on plan assets	203	(909)	(288)	150	399
- arising on plan assets (% in of plan assets)	2.0	(9.5)	(2.9)	1.3	3.9

Experience adjustments on plan liabilities	212	81	212	81	(925)
Experience adjustments on plan assets	203	(909)	(288)	150	399
Actual return on plan assets	649	(303)	332	782	984

Contingent liabilities
There are no contingent liabilities arising from post-employment obligations.

28           Recognised tax assets and liabilities

The components of tax balances are as follows:

	2009		2008
	Assets	Liabilities	Assets	Liabilities
Current tax	595	337	583	450
Deferred tax	5,427	241	4,517	250
Total	6,022	578	5,100	700

Deferred tax assets and liabilities are attributable to the following items. In the table below only movements related to continuing operations are shown.

	Assets		Liabilities		Recognised in Tax expense
	2009	2008	2009	2008	2009	2008
Property and equipment	(122)	(172)	18	25	(35)	63
Derivatives	419	388	12	54	4	62
Investment securities	425	477	114	95	(114)	29
Employee benefits	19	21	2	2	(4)	(73)
Servicing rights	34	40	-	-	(5)	2
Allowances for loan losses	243	124	26	27	114	17
Other	135	206	69	47	(84)	454
Tax value of carry-forward losses recognised (1)	4,274	3,433	-	-	655	2,424
Total	5,427	4,517	241	250	531	2,978

(1) see note 46: Related parties.

Deferred tax assets that have not been recognised in respect of carry-forward losses amount to EUR 2,317 million (2008: EUR 1,780 million) where it is uncertain that future taxable profits will be available to utilise these losses. Unrecognised deferred tax assets related to deductible temporary differences amounts to EUR 331 million. The increase in 2009 relates to the Netherlands and the United States.

Expiration of carry-forward losses
At 31 December 2009 carry-forward losses, both recognised and not recognised, expire as follows:

2010	19
2011	-
2012	1
2013	-
2014	-
Years after 2014	7,765
No expiration	15,667
Total	23,452

Tax exposure to distributable reserves
At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised is approximately EUR 4.2 billion (2008: EUR 3.5 billion). The estimated impact of foreign withholding tax is EUR 113 million (2008: EUR 103 million). No liability has been recognised in respect of these differences because ABN AMRO is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

29           Other liabilities

	2009	2008
Non-trading derivative liabilities (see note 36)	4,550	7,144
Liabilities to unit-linked policyholders	3,714	3,898
Sundry liabilities and other payables	5,225	3,970
Total	13,489	15,012

Liabilities to unit-linked policy holders are designated at fair value through profit and loss.

30           Subordinated liabilities

Issued liabilities qualify as subordinated debt if claims by the holders are subordinated to all other current and future liabilities of ABN AMRO Holding N.V and its subsidiaries.

As at 31 December 2009 the majority of the subordinated liabilties were issued by ABN AMRO Holding’s subsidiary, ABN AMRO Bank N.V. As at 6 February 2010, the Dutch State acquired businesses were legally demerged from this entity and ABN AMRO Bank N.V. was renamed to Royal Bank of Scotland N.V. (‘RBS N.V.’). The Dutch State acquired businesses transferred at or around 6 February 2010 into a separate legal entity ABN AMRO II N.V., also a subsidiary of ABN AMRO Holding, ABN AMRO II N.V. was renamed to ABN AMRO Bank N.V. on 6 February 2010 and is referred to as the ‘new ABN AMRO Bank’.

The following tables show the balance of subordinated liabilities as at 31 December 2009. Therefore the references to ABN AMRO Bank N.V. relate to the situation prior to the legal demerger in 2010.

The following table analyses the subordinated liabilities by issuer:

	2009	2008
ABN AMRO Bank N.V. – RBS acquired allocation	5,085	5,522
ABN AMRO Bank N.V. – Dutch State acquired allocation	6,380	5,673
Subtotal	11,465	11,195

Other ABN AMRO companies – RBS acquired allocation	2,246	2,354
Other ABN AMRO companies – Dutch State acquired allocation	833	-
Subtotal	3,079	2,354
Total	14,544	13,549

The following table lists the subordinated liabilities issued by ABN AMRO Bank N.V.:

By issuance	2009		2008
	RBS acquired	Dutch State acquired	RBS acquired	Dutch State acquired
EUR 182 million 6.00% subordinated notes 2009	-	-	176	-
EUR 182 million 6.13% subordinated notes 2009	-	-	172	-
EUR 1,150 million 4.625% subordinated lower tier 2 notes 2009	-	-	-	1,148
EUR 250 million 4.70% CMS linked subordinated notes 2019	212	-	202	-
EUR 800 million 6.25% subordinated notes 2010	819	-	838	-
EUR 100 million 5.125% flip flop Bermudan callable subordinated notes 2017 (callable December 2012)	94	-	92	-
EUR 500 million floating rate Bermudan callable subordinated lower tier 2 notes 2018 (callable May 2013)	-	499	-	498
EUR 1,000 million floating rate Bermudan callable subordinated lower tier 2 notes 2016 (callable September 2011)	-	997	-	997
EUR 13 million zero coupon subordinated notes 2029 (callable June 2009)	4	-	8	-
EUR 82 million floating rate subordinated notes 2017	-	82	-	82
EUR 103 million floating rate subordinated lower tier 2 notes 2020	-	103	-	103
EUR 170 million floating rate sinkable subordinated notes 2041	213	-	213	-
EUR 15 million CMS linked floating rate subordinated lower tier 2 notes 2020	11	-	10	-
EUR 1,500 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable June 2010)	1,495	-	1,495	-
EUR 5 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010)	5	-	5	-
EUR 65 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010)	-	65	-	65
EUR 26 million 7.42% subordinated notes 2016	32	-	32	-
EUR 7 million 7.38% subordinated notes 2016	9	-	9	-
EUR 1,000 million 4.31% perpetual Bermudan callable subordinated tier 1 notes (callable March 2016)	-	1,027	-	960
EUR 800 million 10.00% fixed perpetual mandatory convertible tier 1 notes 2099	-	800	-	-
EUR 967 million 10.00% fixed perpetual mandatory convertible tier 1 notes 2072	-	967	-	-
USD 165 million 6.14% subordinated notes 2019	148	-	158	-
USD 72 million 5.98% subordinated notes 2019	38	-	52	-
USD 500 million 4.65% subordinated notes 2018	359	-	411	-
USD 1,500 million floating rate Bermudan callable subordinated notes 2015 (callable March 2010)	1,004	-	1,036	-
USD 100 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010)	-	69	-	72
USD 36 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010)	-	25	-	26
USD 1,000 million floating rate Bermudan callable subordinated lower tier 2 notes 2017 (callable January 2012)	-	692	-	714
USD 250 million 7.75% subordinated lower tier 2 notes 2023	-	174	-	179
USD 150 million 7.13% subordinated notes 2093	104	-	107	-
AUD 575 million 6.50% Bermudan callable subordinated lower tier 2 notes 2018 (callable May 2013)	371	-	311	-
AUD 175 million floating rate Bermudan callable subordinated lower tier 2 notes 2018 (callable May 2013)	109	-	86	-
GBP 42 million amortising MTN subordinated lower tier 2 notes 2010	8	-	16	-
GBP 25 million amortising MTN subordinated lower tier 2 notes 2011	9	-	9	-
GBP 750 million 5.0% Bermudan callable perpetual subordinated upper tier 2 notes issued for an indefinite period (callable February 2016)	-	880	-	829
PKR 800 million floating rate subordinated notes 2012	-	-	7	-
MYR 200 million subordinated notes 2017	41	-	42	-
TRY 60 million floating rate callable subordinated notes 2017 (callable 2012)	-	-	35	-
Total	5,085	6,380	5,522	5,673

As at date of signing of this annual report, all Dutch State acquired allocated subordinated liabilities, with the exception of the USD 250 million 7.75% subordinated lower tier 2 notes 2023, had been transferred to the new ABN AMRO Bank.

At legal separation, the EUR 800 million and EUR 967 million 10.00% fixed perpetual mandatory convertible tier 1 notes held by the Dutch State convert to equity of the new ABN AMRO Bank.

The following table lists the subordinated liabilities issued by other ABN AMRO companies:

By issuance	2009		2008
	RBS acquired	Dutch State acquired	RBS acquired	Dutch State acquired
EUR 833 million 10.00% fixed perpetual mandatory convertible tier 1 notes 2073	-	833	-	-
USD 1,285 million 5.90% Trust Preferred V	891	-	921	-
USD 200 million 6.25% Trust Preferred VI	135	-	143	-
USD 1,800 million 6.08% Trust Preferred VII	1,220	-	1,290	-
Total	2,246	833	2,354	-

At legal separation, the EUR 833 million 10.00% fixed perpetual mandatory convertible tier 1 notes held by the Dutch State convert to equity of the new ABN AMRO Bank.

The RBS acquired subordinated liabilities in the table above will be subject to a restriction on the payment of dividends and coupons and on the exercise of any call rights, unless in any such case there is a legal obligation to do so, for an effective period of two years after the proposed capital restructuring of RFS Holdings B.V. (which is intended to take place soon after separation) and following the expiry of any “pusher” periods (which will last for 12 months) following separation and such capital restructuring.

Of the total subordinated liabilities EUR 5,014 million (2008: EUR 3,317 million) qualifies as tier 1 capital for capital adequacy purposes when taking into account remaining maturities.

The maturity profile of subordinated liabilities is as follows:

	2009		2008
	RBS acquired	Dutch State acquired	RBS acquired	Dutch State acquired
Within one year	827	-	348	1,148
After one and within two years	9	-	854	-
After two and within three years	-	-	9	-
After three and within four years	-	-	7	-
After four and within five years	-	-	-	-
After five years	6,495	7,213	6,658	4,525
Total	7,331	7,213	7,876	5,673

The 10.00% fixed mandatory convertible tier 1 notes of EUR 2,600 million are perpetual and included in the category “after five years” despite their agreed conversion at legal separation to equity.

The carrying amount at 31 December 2009 of subordinated liabilities designated at fair value was EUR 2 million lower than the contractual amount at maturity (2008: zero). The following table presents the change in fair value attributable to changes in own credit risk of issued debt securities (decrease/(increase)):

Own credit component	2009	2008
During the year	(2)	138
Cumulative	234	236

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

31           Share capital

The table below provides a breakdown of ABN AMRO Holding’s issued and fully paid ordinary shares and treasury shares.

Ordinary shares

	Number	In millions of euros
Issued and fully paid
At 1 January 2009	3,306,843,332	1,852
Balance at 31 December 2009	3,306,843,332	1,852

Issued and fully paid
At 1 January 2008	1,936,847,516	1,085
Conversion of preference shares to ordinary shares	1,369,995,816	767
Balance at 31 December 2008	3,306,843,332	1,852

Issued and fully paid
At 1 January 2007	1,936,847,516	1,085
Balance at 31 December 2007	1,936,847,516	1,085

There are no issued ordinary shares that have not been fully paid. Par value per share is EUR 0.56.

Each ordinary share entitles the holder to cast one vote. Subject to certain exceptions provided for by law or in the articles of association, resolutions are passed by an absolute majority of the votes cast.

When shares are issued, each holder of shares shall have pre-emptive right, in proportion to the aggregate amount of their shares, except in the case of an issue of shares for a consideration other than in cash or an issue of shares to employees of ABN AMRO or of a group company.

In the event of the dissolution and liquidation of ABN AMRO Holding, the assets remaining after payment of all debts will be distributed to the holders of ordinary shares on a pro-rata basis.

Treasury shares

	Number	In millions of euros
Issued and fully paid
At 1 January 2009	-	-
Balance at 31 December 2009	-	-

Issued and fully paid
At 1 January 2008	92,719,820	2,640
Sold to RFS Holdings B.V.	(92,719,820)	(3,708)
Gain on sale of treasury shares	-	1,068
Balance at 31 December 2008	-	-

Issued and fully paid
At 1 January 2007	83,060,725	1,829
Used for options exercised and performance share plans	(27,649,180)	(624)
Share buy back	55,512,333	1,847
Dividends paid in shares	(18,204,058)	(412)
Balance at 31 December 2007	92,719,820	2,640

Share premium reserve

During 2009 RFS Holdings B.V. contributed EUR 6.6 billion of share premium.

32           Professional securities transactions

Professional security transactions include balances relating to reverse repurchase activities, cash collateral on securities borrowed and security settlement accounts. ABN AMRO controls credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to ABN AMRO when deemed necessary.

	2009		2008
	Banks	Customers	Banks	Customers
Assets
Cash advanced under securities borrowing	2,230	2,085	739	4,408
Reverse repurchase agreements	4,130	6,977	32,716	7,236
Unsettled securities transactions	2,255	1,074	5,998	1,549
Total	8,615	10,136	39,453	13,193

Liabilities
Cash received under securities lending	165	523	564	1,711
Repurchase agreements	3,903	2,187	24,555	2,525
Unsettled securities transactions	1,692	1,330	1,531	1,817
Total	5,760	4,040	26,650	6,053

Under reverse repurchase, securities borrowing, and other collateralised arrangements, ABN AMRO obtains securities on terms which permit it to repledge or resell the securities to others.

	2009	2008
Securities received under reverse repurchase and/or securities borrowing arrangements which can be repledged or resold	7,257	35,982
Of the above amount, the amount that has either been repledged or otherwise transferred to others in connection with ABN AMRO’s financing activities or to satisfy its commitments under short sale transactions	6,465	32,055

These transactions are conducted under terms that are usual and customary to standard securities borrowing and reverse repurchase agreements.

In 2009, ABN AMRO does not have any obligation to return any amount of securities borrowings (2008: EUR 3,458 million).

Please refer to note 33 for an overview of the assets pledged to secure ABN AMRO's liabilities.

33           Assets pledged as security

ABN AMRO trades in debt instruments, equity instruments and derivatives. These transactions are conducted under terms that are usual and customary to standard lending and stock borrowing activities. ABN AMRO has therefore financial assets pledged as security to third parties for liabilities.

Financial assets pledged to secure liabilities are as follows:

	2009	2008
Financial assets held for trading	-	74
Interest earnings securities available-for-sale	-	400
Loans and receivables – customers	1,086	6,794
Total	1,086	7,268

These assets have been pledged in respect of the following liabilities and contingent liabilities:

	2009	2008
Due to banks	130	4,298
Issued debt securities	894	2,064
Total	1,024	6,362

These transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and repurchase agreements.

Please refer to note 32 for an overview of the assets repledged to secure liabilities relating to reverse repurchase agreements and to note 40 for an overview of assets charged as security for liabilities relating to securitisations.

34           Commitments and contingent liabilities

Credit facilities
At any time ABN AMRO has outstanding commitments to extend credit. These commitments take the form of approved but undrawn loans, overdraft revolving and underwriting facilities and credit card limits. New loan offers have a commitment period that does not extend beyond the normal underwriting and settlement period.

Guarantees and other commitments
ABN AMRO provides financial guarantees and letters of credit to guarantee the performance of customers to third parties. These transactions have fixed limits and generally extend for periods of up to five years. Expirations are not concentrated in any particular period. ABN AMRO also provides guarantees by acting as a settlement agent in securities borrowing and lending transactions. In addition, ABN AMRO has entered into transactions to guarantee various liabilities in respect to insurance related regulatory reserve financing transactions.

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

Aside from the items stated above, non-quantified guarantees have been given for ABN AMRO’s securities custody operations, for interbank bodies and institutions and for participating interests. Collective guarantee schemes are applicable to ABN AMRO’s companies in various countries. Furthermore, statements of liability have been issued for a number of companies, including ABN AMRO Bank N.V.

Our committed credit facilities, guarantees and other commitments at 31 December 2009 and 2008 are summarised below.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
2009
Committed facilities	51,520	10,811	24,881	9,390	6,438
Guarantees and other commitments:
Guarantees granted	33,567	20,411	5,336	1,892	5,928
Irrevocable letters of credit	3,199	3,189	9	-	1
Recourse risks arising from discounted bills	1	1	-	-	-

2008
Committed facilities	63,436	14,231	27,336	17,616	4,253
Guarantees and other commitments:
Guarantees granted	37,509	22,377	5,890	2,021	7,221
Irrevocable letters of credit	4,515	4,280	217	6	12
Recourse risks arising from discounted bills	124	124	-	-	-

Leasing
ABN AMRO is lessee under finance and operating leases, providing asset financing for its customers and leasing assets for its own use. In addition, assets leased by ABN AMRO may be sublet to other parties. An analysis of the impact of these transactions on the statement of financial position and income statement is provided below.

Operating lease commitments
ABN AMRO leases various offices, branches and other premises under non-cancellable operating lease arrangements. The leases have various terms, escalation and renewal rights. There are no contingent rents payables. ABN AMRO also leases equipment under non-cancellable lease arrangements.

Where ABN AMRO is the lessee, the future minimum lease payment under non-cancellable operating leases are as follows:

	Property
	2009	2008
Not more than one year	182	165
Over one year but not more than five years	391	337
More than five years	323	254
Total	896	756

Transactions involving the legal form of a lease
ABN AMRO has entered into IT outsourcing arrangements that involve leases in form but not in substance. The life of the arrangement is for 5 years through 2010, where the total amount of underlying assets is EUR 130 million.

Contractual and contingent obligations
The table below shows the discounted contractual expiry by maturity of ABN AMRO's obligations.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
2009
Issued debt securities	95,660	39,591	13,245	13,245	29,579
Subordinated liabilities	14,544	827	9	-	13,708
Purchase obligations	61	44	17	-	-
Other obligations	305,480	292,775	3,158	3,158	6,389

2008
Issued debt securities	111,296	44,944	21,044	21,044	24,264
Subordinated liabilities	13,549	1,513	825	47	11,164
Purchase obligations	44	44	-	-	-
Other obligations	495,711	477,317	5,863	5,864	6,667

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

In November 2009, the Supreme Court in the Netherlands gave a declaratory judgement against World Online International N.V., Goldman Sachs International and ABN AMRO Bank N.V. in relation to claims arising out of the World Online initial public offering of 2000. It held that these defendants had committed certain wrongful acts in connection with the initial public offering. The judgement does not establish liability or the amount of any loss. Management does not believe that any final liability or loss will have a significant effect on ABN AMRO’s financial position or profitability.

On the basis of information currently available, and having taken legal counsel with legal advisors, ABN AMRO is of the opinion that the outcome of the proceedings that ABN AMRO is involved in is unlikely to have a material adverse effect on the consolidated financial position and the consolidated results of ABN AMRO.

35           Statement of cash flows

The following table analyses the determination of cash and cash equivalents at 31 December:

	2009	2008	2007
Cash and balances at central banks	28,382	5,854	12,469
Loans and receivables - banks	3,794	4,237	9,165
Due to banks	(11,582)	(23,588)	(14,376)
Cash and cash equivalents from continued operations	20,594	(13,497)	7,258

Cash and balances at central banks	146	-	-
Loans and receivables - banks	40	8	43
Due to banks	(4)	-	-
Cash and cash equivalents from businesses held for sale	182	8	43

Cash and balances at central banks	-	37	4,707
Loans and receivables - banks	-	6	788
Due to banks	-	(1)	(44)
Cash and cash equivalents from discontinued operations	-	42	5,451
Total	20,776	(13,447)	12,752

The following table states the interest, tax and dividend amounts included in the cash flow from operating activities:

	2009	2008	2007
Interest received	14,617	31,067	34,304
Interest paid	9,139	20,092	24,960
Taxation paid	-	790	1,544
Dividends received	53	121	155

The following table analyses movements in operating assets and liabilities:

	2009	2008	2007
Movement in operating assets:
Financial assets held for trading	134,101	27,065	(37,865)
Loans and receivables	81,914	171,870	(87,918)
Net (increase)/decrease in accrued income and prepaid expenses	1,111	4,015	(4,121)
Net (increase)/decrease in other assets	7,048	(2,993)	(3,544)
Total movement in operating assets	224,174	199,957	(133,448)

Movement in operating liabilities:
Financial liabilities held for trading	(128,926)	37,222	10,559
Due to banks	(36,414)	(119,407)	82,462
Due to customers	(4,911)	(87,941)	27,816
Issued debt securities maturing within 1 year	(11,606)	(42,235)	(6,475)
Provisions	376	700	61
Net increase/(decrease) in accrued expense and deferred income	(1,363)	(1,970)	2,981
Net increase/(decrease) in other liabilities	4,536	(32,683)	(2,682)
Total movement in operating liabilities	(178,308)	(246,314)	114,722

36           Hedge accounting

ABN AMRO enters into various derivative instrument transactions to hedge risks on assets, liabilities, net investments and forecasted cash flows. The accounting treatment of the hedged item and the hedging derivative is dependent on whether the hedge relationship qualifies for hedge accounting. Qualifying hedges may be designated as either fair value or cash flow hedges.

Hedges not qualifying for hedge accounting
The fair value changes of derivative transactions used to hedge against economic risk exposures that do not qualify for hedge accounting, or for which it is not cost beneficial to apply hedge accounting, are recognised directly through income.

ABN AMRO enters into credit default swaps for managing credit risk in the loan portfolio. However, these are generally not included in hedge accounting relationships due to difficulties in demonstrating that the relationship will be highly effective. Accordingly any fair value changes in the swaps are recorded directly in income, while the gains and losses on the credit positions hedged are recognised in interest income and as impairment charges if appropriate.

Derivatives designated and accounted for as hedging instruments

Fair value hedges
Fair value hedges principally consist of interest rate swaps and cross currency interest rate swaps used to protect against changes in the fair value of fixed-rate assets, notably available-for-sale securities, and liabilities due to changes in market interest rates.

For qualifying fair values hedges, all changes in the fair value of the derivative and in the fair value of the hedged item for the risk being hedged are recognised in the income statement.

Life-to-date gains/(losses) arising from fair value hedges:

	2009	2008
Gains/(losses) on the hedged assets attributable to the fair value hedged risk	2,084	2,812
Gains/(losses) on hedging instruments used for the hedged assets	(2,084)	(2,812)
Gains/(losses) on the hedged liabilities attributable to the fair value hedged risk	(915)	(2,619)
Gains/(losses) on hedging instruments used for the hedged liabilities	915	2,619
Net effect fair value hedge	-	-

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

Cash flow hedge accounting operated by Group Asset and Liability Management relates to portfolio cash flow hedge accounting for the hedging activities of ABN AMRO’s non-trading financial assets and liabilities.

The Group Asset and Liability Committee is the governing body for the risk management of ABN AMRO’s banking portfolio and determines the interest rate risk level, sets risk measurement and modelling including applicable assumptions, sets limits, and is responsible for the asset and liability management policy.

ABN AMRO manages its exposure to interest rate risk per currency in the non-trading portfolios on a group wide basis distinguished between RBS and Dutch State acquired businesses. In order to manage the sensitivity of the interest income per currency, ABN AMRO projects future interest income under different growth and interest rate scenarios. Systems are available to accumulate the relevant critical information throughout ABN AMRO about the existing financial assets, financial liabilities and forward commitments, including loan commitments. For the major currencies these positions are placed into a projected balance sheet available for asset liability management activities. The primary interest sensitive positions in the balance sheet stemming from the non-trading book are: loans and receivables, liabilities due to banks and customers, and issued debt securities.

The information gathered in the Group Asset and Liability Management’s systems relates to the contractual terms and conditions, such as nominal amounts, currency, duration, interest basis, effective interest rate and interest re-pricing date. In addition other information such as estimates of prepayments, growth rate and interest scenarios is used in the interest sensitivity models of Group Asset and Liability Management. These assumptions are determined following agreed upon principles based amongst others on statistical market and client data and an economic outlook. Projected assets and liabilities are superimposed on the run-off of the currently existing positions. This information is used to create projected balance sheets that form the basis for measuring interest rate sensitivity. The new assets and liabilities and the future re-pricing of existing assets and liabilities are mapped to specific interest rate indices at the yield curve (i.e. one month, two months, three months, six months, one year, etc). In this way a new asset or liability that is for example based on a three month rate, is mapped to a specific three-month rate index. For each projected month into the future, the assets and liabilities are grouped per interest rate-index and currency. The balance sheet projection that is embedded in ABN AMRO’s interest rate risk management, not only allows ABN AMRO to estimate future interest income and perform scenario analysis, but also provides the opportunity to define the projected transactions that are eligible as hedged items in a cash flow hedge. The hedged positions are the monthly asset and liability clusters per currency and per interest rate index. These clusters are homogeneous in respect of the interest rate risk that is being hedged, because they are designed to:
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

The schedule of undiscounted cash flows for cash flow hedges are expected to impact profit or loss as follows:
	≤ 3 months	> 3 months and ≤ 1 year	> 1 year and ≤ 5 years	> 5 years and ≤ 10 years	> 10 years	Total
At 31 December 2009
Cash inflow from hedging derivative assets	42	127	1,234	207	(166)	1,444
Cash outflow from hedging derivative liabilities	(74)	(223)	(1,498)	(906)	(862)	(3,563)
Net cash (outflow)/inflow	(32)	(96)	(264)	(699)	(1,028)	(2,119)

At 31 December 2008 (1)
Cash inflow from hedging derivative assets	17	43	291	259	85	695
Cash outflow from hedging derivative liabilities	(36)	(90)	(399)	(303)	(129)	(957)
Net cash (outflow)/inflow	(19)	(47)	(108)	(44)	(44)	(262)
(1) Prior year comparatives have been restated to conform with current year presentation.

Net gain/(loss) on cash flow hedges transferred from equity to the income statement are as follows:

	2009	2008
Interest income	184	43
Interest expense	(139)	(42)
Other operating income	(43)	-
Taxation	-	-
Total	2	1

Hedges of net investments in foreign operations
As explained in note 38, ABN AMRO limits its exposure to investments in foreign operations by hedging its net investment in its foreign operations with currency borrowings and with forward foreign exchange contracts in the currency of the foreign operations or a closely correlated currency to mitigate foreign exchange risk.

For qualifying net investment hedges, changes in the fair value of the derivative hedging instrument are recorded in the currency translation account differences reserve within equity. There is no hedge ineffectiveness recorded relating to net investment hedges.

Overview of the fair value of hedging derivatives

	2009		2008
	Positive	Negative	Positive	Negative
Qualifying for hedge accounting
Fair value hedges
Interest
Swaps	625	2,360	737	2,146
Foreign currency
Swaps	170	43	1,072	1,540
Forwards	-	-	244	302

Cash flow hedges
Interest swaps	331	1,337	351	687
Foreign currency
Forwards	-	8	2	14

Net investment hedges	11	89	119	40

Total	1,137	3,837	2,525	4,729

Hedges not qualifying for hedge accounting	1,175	713	3,697	2,414

Notional amounts

	2009	2008
Interest rate risk	133,963	95,699
Foreign currency risk	4,579	13,115
Net investment hedge	3,057	2,245

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

Internal controls over fair valuation
ABN AMRO has designated controls and processes for the determination of the fair value of financial instruments. A process has been designed to ensure there are formalised review protocols for independent review and validation of fair values separate from those businesses entering into the transactions. This includes specific controls to ensure consistent pricing policies and procedures, incorporating disciplined price verification for both proprietary and counterparty risk trades.

The business entering into the transaction is responsible for the initial determination and recording of the fair value of the transaction.  There are daily controls over the profit or loss recorded by trading and treasury front office staff.

A key element of the control environment, segregated from the recording of the transaction’s valuation, is the independent price verification process. Valuations are first calculated by the business.  Such valuations may be direct prices, or may be derived using a model and variable model inputs. These valuations are reviewed, and if necessary amended, by the independent price verification process. This process involves a team independent of those trading the financial instruments performing a review of valuations in the light of available pricing evidence. Independent price verification is performed at a frequency to match the availability of independent data and the size of the exposure.  For liquid instruments the process is performed daily. The minimum frequency of review is monthly for trading positions, and six monthly for non-trading positions. The independent price verification control includes formalised reporting and escalation of any valuation differences in breach of defined thresholds. When models are used to value products, those models are subject to a model review process.  This process requires different levels of model documentation, testing and review, depending on the complexity of the model and the size of ABN AMRO’s exposure to the model.

Valuation techniques
ABN AMRO uses a number of methodologies to determine the fair values of financial instruments for which observable prices in active markets for identical instruments are not available. These techniques include relative value methodologies based on observable prices for similar instruments, present value approaches where future cash flows from the asset or liability are estimated and then discounted using a risk-adjusted interest rate, option pricing models such as Black-Scholes or binomial option pricing models and simulation models such as Monte-Carlo.

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
•	Bond prices – quoted prices are generally available for certain government bonds, certain corporate securities and some mortgage-related products.
•
Credit spreads – where available, these are derived from prices of credit default swaps (CDS) or other credit based instruments, such as debt securities. For others, credit spreads are obtained from pricing services.

•	Interest rates – these are principally benchmark interest rate curves such as the interbank rates and quoted interest rates in the swap, bond and futures markets.
•	Foreign currency exchange rates – there are observable markets both for spot and forward contracts and futures in the world’s major currencies.
•	Equity and equity index prices – quoted prices are generally readily available for equity shares listed on the world’s major stock exchanges and for major indices on such shares.
•	Commodity prices – many commodities are actively traded in spot and forward contracts and futures on exchanges in London, New York and other commercial centres.

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

•
Prepayment rates – the fair value of a financial instrument that can be prepaid by the issuer or borrower differs from that of an instrument that cannot be prepaid. In valuing prepayable instruments that are not quoted in active markets, ABN AMRO includes the value of the prepayment option in the fair value.

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

ABN AMRO refines and modifies its valuation techniques as markets and products develop and as the pricing for individual products becomes more or less readily available.  While ABN AMRO believes its valuation techniques are appropriate and consistent with other market participants, the use of different methodologies or assumptions could result in different estimates of fair value at the balance sheet date.

In order to determine a reliable fair value, where appropriate, management applies valuation adjustments to the pricing information derived from the above sources. These adjustments reflect management’s assessment of factors that market participants would consider in setting a price, to the extent that these factors have not already been included in the information from the above sources. Furthermore, on an ongoing basis, management assesses the appropriateness of any model used. To the extent that the price provided by internal models does not represent the fair value of the instrument, for instance in highly stressed market conditions, management makes adjustments to the model valuation to calibrate to other available pricing sources. Where unobservable inputs are used, management may determine a range of possible valuations based upon differing stress scenarios to determine the sensitivity associated with the valuation. As a final step ABN AMRO considers the need for further adjustments to the modelled price to reflect how market participants would price instruments. Such adjustments include the credit quality of the counterparty and adjustments to correct model valuations for any known limitations. In addition, ABN AMRO makes adjustments to defer income for financial instruments valued at inception where the valuation of that financial instrument materially depends on one or more unobservable model inputs.

Valuation hierarchy
ABN AMRO analyses financial instruments held at fair value into the three categories as outlined below.

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

Level 3 financial instruments are those valued using techniques that incorporate information other than observable market data. Instruments in this category have been valued using a valuation technique where at least one input, which could have a significant effect on the instrument’s valuation, is not based on observable market data. Financial instruments included are primarily cash instruments which trade infrequently, unlisted equity shares, super senior tranches of high grade and mezzanine CDOs, and other less liquid debt securities. Also included are certain structured issued debt securities, OTC derivatives where valuation depends upon unobservable exotic and credit derivatives including those with Credit Derivative Product Company counterparties.

The following table presents the valuation methods used in determining the fair values of financial instruments carried at fair value. Financial instruments recorded in assets and liabilities of businesses held for sale are not included in these tables.

	2009
	Quoted market price (Level 1)	Valuation techniques - observable market inputs (Level 2)	Valuation techniques - unobservable inputs (Level 3)	Total
Financial assets
Financial assets held-for-trading	14,477	61,656	1,925	78,058
Available-for-sale interest earning securities	31,178	42,296	52	73,526
Available-for-sale equities	282	371	152	805
Equities designated at fair value through income	13	17	536	566
Derivatives not held for trading	-	2,312	-	2,312
Unit-linked investments	700	3,014	-	3,714
Other assets	-	706	-	706
Total assets at fair value	46,650	110,372	2,665	159,687

Financial liabilities
Financial liabilities held for trading	6,769	55,113	805	62,687
Due to customers	-	-	-	-
Issued debt securities	-	38,566	1,969	40,535
Derivatives not held for trading	-	4,550	-	4,550
Unit-linked liabilities	700	3,043	-	3,743
Subordinated liabilities	-	704	-	704
Total liabilities at fair value	7,469	101,976	2,774	112,219

	2008
	Quoted market price (Level 1)	Valuation techniques - observable market inputs (Level 2)	Valuation techniques - unobservable inputs (Level 3)	Total
Financial assets
Financial assets held-for-trading	14,091	193,458	5,104	212,653
Available-for-sale interest earning securities	4,923	60,621	20	65,564
Available-for-sale equities	192	546	99	837
Equities designated at fair value through income	5	193	462	660
Derivatives held not held for trading	-	6,222	-	6,222
Unit-linked investments	-	3,899	-	3,899
Other assets	-	1,468	-	1,468
Total assets at fair value	19,211	266,407	5,685	291,303

Financial liabilities
Financial liabilities held for trading	6,587	184,194	1,306	192,087
Due to customers	-	22	-	22
Issued debt securities	-	33,133	3,723	36,856
Derivatives not held for trading	-	7,143	-	7,143
Unit-linked liabilities	-	3,898	-	3,898
Subordinated liabilities	-	722	-	722
Total liabilities at fair value	6,587	229,112	5,029	240,728

Transfers between level 1 and 2
The movement between levels 1 and 2 is attributable to amongst others a move of EUR 15 billion interest earning securities from level 2 to level 1 due to increased liquidity of the markets and availability of prices.  Additionally certain OTC foreign exchange derivatives (assets of EUR 2.1 billion and liabilities of EUR 2.1 billion) and Asian government debt securities (EUR 1.5 billion) were transferred from level 1 to level 2 reflecting refinements of hierarchy level classification in 2009.

Level 3 sensitivity analysis
The tables below present the Level 3 financial instruments carried at fair value as at the balance sheet date, the valuation basis, main assumptions and unobservable inputs used in the valuation of these instruments for which the reasonably possible alternative assumptions would have a significant impact on the fair value of the instrument.

(in millions of euros)				Reasonably possible alternative assumptions
	Valuation technique	Main assumptions	Carrying value	Increase in fair value	Decrease in fair value
Financial assets
Debt securities:
Structured loans	Proprietary model	Credit spreads, indices	575	51	29
Other	Proprietary model	Credit spreads, indices	148	28	7
Derivatives:
Credit	Proprietary CVA model, industry option models, correlation model	Counterparty credit risk, correlation, volatility	813	39	39
Other			401	35	34
Equity shares	Private equity – valuation statements	Fund valuations	728	178	122
Balance at 31 December 2009			2,665	331	231
Financial liabilities
Derivatives:
Credit	Proprietary CVA model, industry option models, correlation model	Correlation, volatility, counterparty credit risk	279	52	39
Other			526	107	31
Issued debt securities	Proprietary model	Credit spreads, volatility, correlation	1,969	13	53
Balance at 31 December 2009			2,774	172	123

(in millions of euros)				Reasonably possible alternative assumptions
	Valuation technique	Main assumptions	Carrying value	Increase in fair value	Decrease in fair value
Financial assets
Debt securities:			1,059	117	151
CDOs	Proprietary model, industry standard, simulation model	Implied collateral valuation, default rates, housing prices, correlation, credit spreads and recovery rates	670	107	107
CLOs			105	2	10
Other			284	8	34
Derivatives:			4,065	629	830
Credit	Proprietary CVA model, industry option models, correlation model	Counterparty credit risk, correlation, volatility	1,645	208	371
Other			2,420	421	459
Equity shares	Private equity – valuation statements	Fund valuations	561	40	80
Balance at 31 December 2008			5,685	786	1,061
Financial liabilities
Derivatives:			1,306	175	199
Credit	Proprietary CVA model, industry option models, correlation model	Correlation, volatility, counterparty credit risk	1,029	130	147
Other			277	45	52
Issued debt securities	Proprietary model	Credit spreads, volatility, correlation	3,723	151	166
Balance at 31 December 2008			5,029	326	365

The total estimated change in fair value using a valuation technique with unobservable inputs recognised in the profit and loss account for the year 2009 is a loss of EUR 421 million (2008: loss of EUR 662 million).

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

Financial assets in level 3 in 2009 primarily comprise derivatives and equity shares.

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

Credit derivatives
ABN AMRO’s credit derivatives include vanilla and bespoke portfolio tranches, gap risk products and certain other unique trades. The bespoke portfolio tranches are synthetic tranches referenced to a portfolio of corporate names on which ABN AMRO purchases credit protection. Bespoke portfolio tranches are valued using Gaussian Copula, a standard method which uses observable market inputs (credit spreads, index tranche prices and recovery rates) to generate an output price for the tranche via a mapping methodology. In essence this method takes the expected loss of the tranche expressed as a fraction of the expected loss of the whole underlying portfolio and calculates which detachment point on the liquid index, and hence which correlation level, coincides with this expected loss fraction. Where the inputs into the valuation technique used are observable in the market, bespoke tranches are considered to be level 2 assets. Where inputs are not observable, bespoke tranches are considered to be level 3 assets.

Gap risk products are leveraged trades with the counterparty’s potential loss capped at the amount of the initial principal invested. Gap risk is the probability that the market will move discontinuously too quickly to exit a portfolio and return the principal to the counterparty without incurring losses, should an unwind event be triggered. This optionality is embedded within these portfolio structures and is very rarely traded outright in the market. Gap risk is not observable in the markets and, as such, these structures are deemed to be level 3 instruments.

Other unique trades are valued using a specialised model for each instrument and the same market data inputs as all other trades where applicable. By their nature, the valuation is also driven by a variety of other model inputs, many of which are unobservable in the market.  Where these instruments have embedded optionality it is valued using a variation of the Black-Scholes option pricing formula, and where they have correlation exposure it is valued using a variant of the Gaussian Copula model. The volatility or unique correlation inputs required to value these products are generally unobservable and the instruments are therefore deemed to be level 3 instruments.

Equity derivatives
Equity derivative products are split into equity exotic derivatives and equity hybrids. Equity exotic derivatives have payouts based on the performance of one or more stocks, equity funds or indices. Most payouts are based on the performance of a single asset and are valued using observable market option data. Unobservable equity derivative trades are typically complex basket options on stocks. Such basket option payouts depend on the performance of more than one equity asset and require correlations for their valuation. Valuation is then performed using industry standard valuation models, with unobservable correlation inputs calculated by reference to correlations observed between similar underlyings.

Equity hybrids have payouts based on the performance of a basket of underlyings where the underlyings are from different asset classes. Correlations between these different underlyings are typically unobservable with no market information for closely related assets available. Where no market for the correlation input exists, these inputs are based on historical time series.

Interest rate, commodity and foreign exchange derivatives
Interest rate, commodity and foreign exchange options provide a payout (or series of payouts) linked to the performance of one or more underlying, including interest rates, foreign exchange rates and commodities. Exotic options do not trade in active markets except in a small number of cases. Consequently, ABN AMRO uses models to determine fair value using valuation techniques typical for the industry. These techniques can be divided, firstly, into modelling approaches and, secondly, into methods of assessing appropriate levels for model inputs. ABN AMRO uses a variety of proprietary models for valuing exotic trades.

Exotic valuation inputs include correlation between interest rates, foreign exchange rates and commodity prices. Correlations for more liquid rate pairs are valued using independently sourced consensus pricing levels.  Where a consensus pricing benchmark is unavailable, these instruments are categorised as level 3.

Reasonably possible alternative assumptions
For all level 3 derivatives, unobservable inputs are principally comprised of correlations, volatilities and counterparty credit risks.  Where a derivative valuation relies significantly on an unobservable input, the valuation is shown in level 3. It is usual for such derivative valuations to depend on several observable, and one or few unobservable model inputs. In determining reasonably possible alternative assumptions, the relative impact of unobservable inputs as compared to those which may be observed was considered within a certain range.

Equities designated at fair value through income
Equities designated at fair value through income classified as level 3 include mainly private equity investments. In general private equity investments cannot be valued directly from quoted market prices or by using valuation techniques supported by observable market prices or other market data. The fair value is determined using a valuation technique applied in accordance with the European Private Equity and Venture Capitalist Association guidelines (EVCA). Reasonably possible alternative assumptions relate mainly to terminal and explicit growth rates, as well as a range of observable price multiples.

Other assets
Other level 3 financial instruments comprise mainly trading customer structured debt securities. Where observable market prices for a particular debt security are not available, the fair value will typically be determined with reference to observable market transactions in other related products, such as similar debt securities or credit derivatives.These loans are primarily traded alongside a CDS hedge to eliminate the credit risk and valued at the traded spread over LIBOR using standard discounted cashflow methodology. In determining reasonable possible alternative assumptions ABN AMRO considered spreads from available market prices in determining the inputs to the valuation methodology applied.

Issued debt securities
Issued debt securities classified as level 3 are valued using independent quotes from market participants for the debt issuance spreads above average interbank rates (at a range of tenors) which the market would demand when purchasing new senior or sub-debt issuances from ABN AMRO. Where necessary, these quotes are interpolated using a curve shape derived from CDS prices.

The movements in level 3 assets and liabilities are presented below.

	Level 3 movements
	At 01 January 2009	Gains and losses recognised in income statement or OCI	Transfers in/(out) of level 3	Transfers to RBS	Purchases and issues	Sales and settlements	Foreign exchange	At 31 December 2009	Gains and losses relating to instruments held at year end
Financial assets
Debt Securities
Held for trading	1,039	4	44	(1,020)	12	(64)	80	95	(85)
Available-for-sale	17	(4)	54	(70)	70	(13)	(1)	53	(1)
Designated at fair value	3	-	-	-	-	(3)	-	-	-

Equity shares
Held for trading	-	-	41	-	-	-	-	41	-
Available-for-sale	99	84	(29)	-	-	(2)	-	152	85
Designated at fair value	462	(10)	147	-	(10)	(50)	(3)	536	(32)

Derivatives	4,065	(783)	(647)	(1,951)	238	(28)	319	1,213	(784)
Other assets	-	29	546	-	-	-	-	575	4
Total assets	5,685	(680)	156	(3,041)	310	(160)	395	2,665	(813)

Financial liabilities
Derivatives	1,306	(254)	(214)	-	-	(119)	86	805	(238)
Issued debt securities	3,723	37	(1,933)	-	472	(409)	79	1,969	37
Total liabilities	5,029	(217)	(2,147)	-	472	(528)	165	2,774	(201)
Net gains and losses relating to assets recognised in the income statement and other comprehensive income were EUR 764 million loss and EUR 84 million respectively. Net gains and losses relating to liabilities have been recognised in the income statement.

Gains and losses recognised on assets held for trading and derivatives have been included in income from trading activities. Gains and losses on available-for-sale assets have been included in results from financial transactions and interest income.

Level 3 movements
Level 3 assets and liabilities decreased in the year mainly due to novations of positions to RBS Group, disposals, write downs and reclassifications in 2009.

The decrease in debt securities and derivatives of respectively EUR 0.9 billion and EUR 2.9 billion was primarily due to novations to RBS Group of portfolios that are not part of the RBS acquired businesses included in ABN AMRO in the future.

Issued debt securities show a decrease of EUR 1.9 billion mainly due to a transfer from level 3 to level 2 of constant proportion portfolio insurance notes reflecting the expiration of the derivatives embedded in these notes in 2009.

In addition refinements of hierarchy levels resulted in transfers to level 2 of derivative assets and liabilities as well as from level 2 to level 3 of trading book loans.

Day one profits
Where model inputs are considered unobservable and have more than an insignificant impact on the valuation, any gains on initial recognition are deferred on the balance sheet, as a Day 1 profit and loss reserve, and amortised over the life of the instruments. The table below shows the movement in the reserve:

	2009	2008
Unamortised balance at 1 January	124	191
Deferral of profit on new transactions	18	107
Recognised in the income statement during the period:
Subsequent to observability	(4)	(3)
Amortisation	(17)	(58)
Maturity or termination	(78)	(83)
Exchange differences	6	(30)
Unamortised balance at 31 December	49	124

Own credit
In certain circumstances ABN AMRO designates financial liabilities at fair value through profit and loss. Designation is performed either to eliminate an accounting mismatch, for example, where the liability funds trading positions, or because the debt is managed and assessed on a fair value basis. When valuing financial liabilities recorded at fair value, IFRS requires that an entity take into account the impact of its own credit standing, which, in aggregate, could have a significant impact on the valuation of the liabilities. The categories of financial liabilities on which own credit spread adjustments are made include issued debt securities, subordinated liabilities, and derivatives. An own credit adjustment is applied to positions where it is believed that counterparties will consider ABN AMRO’s creditworthiness when pricing trades including retail notes issuances.

ABN AMRO’s trading systems discount future cash outflows for liabilities measured at fair value at interbank offer rates. The adjustment for own credit spread represents the difference between the interbank offer rate and the rate which includes ABN AMRO’s own market-perceived risk of default. In general, it is anticipated that gains and losses arising from changes in ABN AMRO’s own credit spread will reverse over the life of the instrument unless repurchased.

For issued debt securities, this adjustment is based on independent quotes from market participants for the debt issuance spreads above average interbank rates (at a range of tenors) which the market would demand when purchasing new debt issuances from ABN AMRO.  Where necessary, these quotes are interpolated using a curve shape derived from CDS prices. For subordinated liabilities and covered bonds the own credit adjustment is based on the fair values of ABN AMRO’s senior notes which are observable.

ABN AMRO also considers the impact of own credit spreads when valuing derivative liabilities. In general, the impact is significant only for derivative liabilities that are not collateralised. In these circumstances, the own credit spread is calculated using credit spreads implied by CDSs.

The table below shows the own credit spread adjustments on liabilities recorded in the income statement during the year and a cumulative adjustment as at year end.

	Subordinated liabilities	Issued debt securities	Subtotal	Derivatives	Total 2009	2008
Cumulative at 1 January	236	715	951	75	1,026	359
Effect of changes to credit spreads	(2)	175	173	(18)	155	565
Foreign exchange effect	-	47	47	1	48	102
At 31 December	234	937	1,171	58	1,229	1,026

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

•
The fair value of fixed rate loans and mortgages carried at amortised cost is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Changes in the specific credit quality of loans within the portfolio are not taken into account in determining fair values, as the main impact of specific credit risk is already recognised separately through the deduction of the allowances for credit losses from the carrying amounts and the latent loss provisions.

•
The fair value of demand deposits and savings accounts (included in due to customers) with no specific maturity is assumed to be the amount payable on demand at the balance sheet date. The fair value of the other loans to customers and loans to banks is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans.

•
The fair value of issued debt securities and subordinated liabilities is based on quoted prices. Where these are not available, fair value is based on expected cashflows discounted using independent quotes from market participants for the debt issuance spreads above average interbank rates (at a range of tenors) which the market would demand when purchasing new senior or sub-debt issuances from ABN AMRO.  Where necessary, these quotes are interpolated using a curve shape derived from CDS prices.

The following table compares the carrying amount of financial assets and liabilities recorded at amortised cost to their estimated fair values(1):

	2009			2008
	Carrying amount	Fair value	Difference	Carrying amount	Fair value	Difference
Financial assets
Cash and balances at central banks	28,382	28,382	-	5,854	5,854	-
Interest earning securities HTM	-	-	-	-	-	-
Loans and receivables - banks	39,659	39,357	(302)	75,566	75,322	(244)
Loans and receivables - customers	218,246	210,698	(7,548)	270,119	267,258	(2,861)

Total	286,287	278,437	(7,850)	351,539	348,434	(3,105)

Financial liabilities
Due to banks	46,145	45,960	185	94,620	94,627	(7)
Due to customers	196,648	196,597	51	208,984	210,392	(1,408)
Issued debt securities	55,124	54,469	655	74,440	72,030	2,410
Subordinated liabilities	13,839	13,059	780	12,837	8,183	4,654

Total	311,756	310,085	1,671	390,881	385,232	5,649

(1) Negative amounts represent a reduction to net assets. Positive amounts represent an increase to net assets.

38           Financial risk management

Financial instrument risk disclosures
This section provides details of the exposure to risk arising from financial instruments and how those risks are managed. In addition, this note includes a discussion on the extent to which financial instruments are used, the associated risks and the business purpose served.

The most important types of risk associated with financial instruments are:
•	Credit risk and country event risk;
•	Liquidity risk;
•	Interest rate risk (banking book positions); and
•	Market risk (trading portfolio) including liquidity risk, currency risk, interest rate risk, equity price risk and commodity risk of the trading book.

Below is a short description of credit, liquidity, interest rate and market risk within ABN AMRO’s financial instruments portfolio and their impact on ABN AMRO’s financial position and performance as shown in the quantitative tables.

Credit risk

Measurement and control
ABN AMRO is subject to credit risk through its lending, trading, hedging and investing activities as well as in cases where it acts as an intermediary on behalf of customers or other third parties or issues guarantees.

Senior management is responsible for establishing the credit policies and the mechanisms, organisation and procedures required to analyse, manage and control credit risk. In this respect, counterparty limits are set and an internal system of credit ratings is applied.

The primary exposure to credit risk arises through loans, credit facilities and guarantees issued, financial assets held for trading (interest earning securities and derivatives) and derivatives used for hedging.

The risk that counterparties might default on their obligations is monitored on an ongoing basis. For each transaction it is evaluated whether collateral or a master netting agreement is required to help mitigate the credit risk.

Maximum exposure to credit risk
The amounts stated in the table represent the maximum accounting loss that would be recognised at the balance sheet date if counterparties failed completely to perform as contracted and any collateral or security proved to be of no value. Consequently, the amounts significantly exceed expected losses in the event of counterparty default.

	2009	2008
Derivative assets held for trading	54,234	178,896
Interest earning securities	73,526	65,564
Loans and receivables – banks	31,044	36,113
Loans and receivables – customers	207,845	252,050
Professional securities transactions	18,751	52,646
Multi-seller conduits	265	5,264
Committed credit facilities	51,520	63,436
Credit related contingent liabilities	36,767	42,148
Total	473,952	696,117

The maximum credit exposure on derivative assets held for trading is measured as the current positive fair value. For interest-earning securities the amortised cost rather than the carrying value is included to reflect the credit risk exposure.

For a breakdown of counterparties for interest-earning securities in the available-for-sale category please refer to note 15. According to the requirements of the DNB, ABN AMRO has no individually significant exposure to any single counterparty in the category loans and receivables.

Credit risk concentrations
Concentrations of credit risk (whether on- or off-balance sheet) that share similar characteristics such that their ability to meet contractual obligations is likely to be affected in a similar way to changes in economic or other conditions. As part of managing risk concentrations, country risk and sector risk are managed on a portfolio basis. Refer to the following tables for details of the credit risk concentrations on the customer portfolio.

Credit risk concentrations by geography and sector

	2009			2008
	Outstanding	%	(1)	Outstanding	%	(1)
Netherlands
Loans and receivables to banks	10,404	26		15,041	20
Loans and receivables to public sector	1,678	61		1,590	18
Loans and receivables to commercial	56,504	55		66,043	48
Loans and receivables to consumer	103,822	97		102,727	94
Total	172,408			185,401

Europe (excluding Netherlands)
Loans and receivables to banks	23,921	60		56,815	75
Loans and receivables to public sector	478	18		544	6
Loans and receivables to commercial	30,081	29		45,477	33
Loans and receivables to consumer	110	-		2,384	2
Total	54,590			105,220

North America
Loans and receivables to banks	663	2		902	1
Loans and receivables to public sector	89	3		105	1
Loans and receivables to commercial	5,032	5		9,206	7
Loans and receivables to consumer	1	-		–
Total	5,785			10,213

Latin America
Loans and receivables to banks	181	1		156	-
Loans and receivables to public sector	-	-		–
Loans and receivables to commercial	368	-		531	-
Loans and receivables to consumer	3	-		4	-
Total	552			691

Asia Pacific
Loans and receivables to banks	4,565	11		2,698	4
Loans and receivables to public sector	477	18		6,547	75
Loans and receivables to commercial	11,433	11		17,227	12
Loans and receivables to consumer	3,405	3		4,183	4
Total	19,880			30,655

Total
Loans and receivables to banks(2)	39,734			75,612
Loans and receivables to public sector	2,722			8,786
Loans and receivables to commercial	103,418			138,484
Loans and receivables to consumer	107,341			109,298
Total	253,215			332,180
Professional securities transactions - customers	10,136			13,193
Multi-seller conduits	265			5,264
Total loans and receivables	263,616			350,637

(1) Calculated as a percentage of the total for banks, public, commercial and consumer sectors respectively.
(2) Includes professional securities transactions - banks amounting to EUR 8,615 million (2008: EUR 39,453 million)

Credit risk concentrations from credit facilities and guarantees issued by geography:

	2009			2008
	Outstanding	%	(1)	Outstanding	%	(1)
Netherlands
Guarantees and other commitment	4,703	13		4,228	10
Committed credit facilities	14,053	27		17,552	28
Total	18,756			21,780

Europe (excluding Netherlands)
Guarantees and other commitment	21,055	57		25,083	59
Committed credit facilities	20,570	40		23,351	36
Total	41,625			48,434

North America
Guarantees and other commitment	6,423	17		6,884	16
Committed credit facilities	14,115	28		18,220	29
Total	20,538			25,104

Latin America
Guarantees and other commitment	154	1		230	1
Committed credit facilities	220	-		320	1
Total	374			550

Asia Pacific
Guarantees and other commitment	4,432	12		5,723	14
Committed credit facilities	2,562	5		3,993	6
Total	6,994			9,716

Total
Guarantees and other commitment	36,767			42,148
Committed credit facilities	51,520			63,436
Total	88,287			105,584

(1) Calculated as a percentage of the totals for credit related contingent liabilities and committed credit facilities respectively.

Total commercial loans and receivables by industry are presented in the table below:

	2009		2008
	Outstanding	%	Outstanding	%
Central and local government	663	1	523	-
Manufacturing	19,530	19	30,980	22
Construction	1,638	1	1,967	1
Finance	25,784	25	33,996	25
Service industries and other business activities	45,599	44	56,353	41
Agriculture, forestry and fishing	5,216	5	5,099	4
Property and mortgages	4,988	5	9,566	7
Total	103,418		138,484

Total consumer loans and receivables by product type are presented in table below:

	2009		2008
	Outstanding	%	Outstanding	%
Mortgages	95,069	89	94,147	86
Personal lending	740	1	1,667	2
Credit Card	327	-	1,394	1
Other consumer loans	11,205	10	12,090	11
Total	107,341		109,298

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

Collateral is obtained if and when required prior to the disbursement of approved loans. Guarantees and letters of credit are also subject to strict credit assessments before being provided. The extent of collateral held for guarantees and letters of credit is on average 13% (2008: 16%).

ABN AMRO does not disclose the fair value of collateral held as security or other credit enhancements on loans and advances past due but not impaired, or on individually assessed impaired loans and advances, as it is not practicable to do so.

The following table details loans and receivables from commercial and consumer clients by type of collateral obtained.

	2009	2008
Commercial customers
Public authority guarantees	7,484	5,712
Mortgages	5,553	5,687
Securities	1,827	2,291
Bank guarantees	3,673	5,082
Other types of collateral	23,665	48,289
Unsecured	61,216	71,423
Total	103,418	138,484

Consumer customers
Public authority guarantees	498	187
Mortgages	95,069	94,146
Securities	560	804
Bank guarantees	13	19
Other types of collateral	2,408	4,861
Unsecured	8,793	9,281
Total	107,341	109,298

Credit quality of financial assets that are neither past due nor impaired 31 December 2009
The credit quality of the portfolio of financial assets can be assessed with reference to ABN AMRO’s internal credit rating system which reflects the probability of default of an obligor, i.e. the likelihood that a counterparty fails to pay interest and/or principal and/or other financial obligations to the bank.

ABN AMRO’s internal counterparty ratings are a crucial tool for managing and monitoring the credit risk of the bank, both at counterparty and portfolio level. The counterparty rating is based on many aspects including both a financial and non-financial analysis of the counterparty.

Each counterparty to whom ABN AMRO grants any type of credit facility or who has an exposure is assigned a Uniform Counterparty Rating (UCR) on a scale of 1 to 8, whereby UCR 1 is of prime quality while UCR 6-8 is, by definition, 'in default' according to the ABN AMRO definition of default.

The table below gives an overview of the relation between the internal ratings of ABN AMRO (UCR) and the counterparty’s long-term average (through-the-cycle) probability of default and an indication of how the internal ratings of ABN AMRO compare to the external rating agencies Standards & Poor’s, Fitch and Moody’s.

	1	2+ till 2-	3+ till 3-	4+ till 4-	5+ till 5-	6+	6-8
UCR
Expected default rates (%) 2009	0-0.03	0.04-0.10	0.19-0.42	0.68-1.96	3.54-12.92	26.18	100
Standards & Poor’s / Fitch	AAA/AA-	A+/A-	BBB+/BBB-	BB+/BB-	B+/B-	CCC+/C	–
Moody’s	AAA/Aa3	A1/A3	Baa1/Baa3	Ba1/-Ba3	B1-B3	Caa1/C	–

The following tables show the credit quality of the financial assets that are neither past due nor impaired on respectively 31 December 2009 and 2008:

Neither past due nor impaired at 31 December 2009(1):

	1	2+ till 2-	3+ till 3-	4+ till 4-	5+ till 5-	6	+	Not rated	Total 2009
UCR
Interest earning securities in Banking Book	61,475	5,754	1,868	631	2	264		3,532	73,526
Loans and receivables - Banks	25,473	6,880	872	4,744	129	407		1,111	39,616
Loans and receivables - Public sector	962	1,148	11	325	208	60		8	2,722
Loans and receivables - Commercial	5,949	8,172	19,443	33,437	12,843	8,485		7,632	95,961
Derivatives	20,470	17,611	6,091	6,029	866	1,023		4,456	56,546
Off-balance instruments	2,625	15,678	18,591	8,237	2,147	3,480		762	51,520
Total	116,954	55,243	46,876	53,403	16,195	13,719		17,501	319,891

(1) Excluding discontinued operations

Neither past due nor impaired at 31 December 2008(1):

	1	2+ till 2-	3+ till 3-	4+ till 4-	5+ till 5-	6	+	Not rated	Total 2008
UCR
Interest earning securities in Banking Book	53,518	4,103	874	1,710	42	388		4,930	65,565
Loans and receivables - Banks	54,495	10,402	2,499	1,416	247	879		5,626	75,564
Loans and receivables - Public sector	7,562	236	175	462	196	29		125	8,785
Loans and receivables - Commercial	8,934	15,872	34,947	43,852	11,710	6,692		11,204	133,211
Derivatives	117,976	31,868	6,011	7,895	1,014	3,440		16,914	185,118
Off-balance instruments	7,841	17,576	19,058	4,497	1,235	8,132		5,097	63,436
Total	250,326	80,057	63,564	59,832	14,444	19,560		43,896	531,679

(1) Excluding discontinued operations

Credit quality of consumer loans
Loans and receivables consumer of EUR 104,200 million (2008: EUR 106,457 million) are not rated. An indication of the credit quality of these loans and receivables can be derived from the table below and the collateral obtained for the loans and receivables as well as the geographical breakdown of the underlying products of the portfolio as included in the earlier table within this note.

Credit quality of financial assets that are past due but not impaired
The tables below show the analysis of the financial assets that are past due but not impaired:

	Past due ≤ 30 days	Past due > 30 - ≤90 days	Past due > 90 - ≤180 days	Past due > 180 days - ≤ 1 year	Past due > 1 year	Total
31 December 2009
Loans and receivables – commercial	360	122	106	28	7	623
Loans and receivables – consumer	1,357	635	4	5	1	2,002

	Past due ≤ 30 days	Past due > 30 - ≤90 days	Past due > 90 - ≤180 days	Past due > 180 days - ≤ 1 year	Past due > 1 year	Total
31 December 2008
Loans and receivables – commercial	191	229	66	9	6	501
Loans and receivables – consumer	1,554	912	28	5	4	2,503

ABN AMRO does not disclose the fair value of collateral held as security or other credit enhancements on loans and advances past due but not impaired, or on individually assessed impaired loans and advances, as it is not practicable to do so.

Credit structuring
ABN AMRO structures investments to provide specific risk profiles to investors. This may involve the sale of credit exposures, often by way of credit derivatives, to an entity which subsequently funds the credit exposures by issuing securities. These securities may initially be held by ABN AMRO prior to a sale to external parties.

Liquidity risk

Measurement and control
Liquidity risk arises in any bank’s general funding of its activities. For example, a bank may be unable to fund its portfolio of assets at appropriate maturities and rates, or may find itself unable to liquidate a position in a timely manner at a reasonable price. ABN AMRO holds capital to absorb unexpected losses, and manages liquidity to ensure that sufficient funds are available to meet not only the known cash funding requirements, but also any unanticipated ones that may arise. At all times, ABN AMRO maintains what we believe to be adequate levels of liquidity on a group-wide basis to meet deposit withdrawals, repay borrowings and fund new loans, even under stressed conditions.

ABN AMRO manages liquidity on a daily basis in all the countries in which it operates. Each national market is unique in terms of the scope and depth of its financial markets, competitive environment, products and customer profile. Therefore local line management is responsible for managing our local liquidity requirements under the supervision of Group Asset and Liability Management on behalf of the Group Asset and Liability Committee.

On a day-to-day basis ABN AMRO’s liquidity management depends on, among other things, the effective functioning of local and international financial markets. As this is not always the case, group-wide contingency funding plans are in place. These plans are put into effect in the event of a dramatic change in the normal business activities or in the stability of the local or international financial markets. As part of this liquidity management contingency planning, ABN AMRO continually assess potential trends, demands, commitments, events and uncertainties that could reasonably result in increases or decreases in our liquidity. More specifically, ABN AMRO considers the impact of these potential changes on its sources of short-term funding and long-term liquidity planning.

As ABN AMRO has entered into committed credit facilities, the liquidity management process also involves assessing the potential effect of the contingencies inherent in these types of transactions on normal sources of liquidity and finance.

During the year the remainder of the multiseller conduits were transferred to RBS Group with only one own asset conduit remaining within ABN AMRO. The outstanding of this program as at 31 December 2009 was approximately EUR 8.7 billon (2008: EUR 17.8 billion)

Maturity analysis of assets and liabilities
The table below summarises the maturity profile of ABN AMRO's financial assets and liabilities as at 31 December. Trading derivatives are shown at fair value in a separate column. All derivatives used for hedging purposes are shown by maturity, based on their contractual remaining undiscounted cash flows. This is not consistent with how ABN AMRO looks at liquidity as the models used also take into account the expected behaviour of customers and other factors.

Maturity based on contractual undiscounted cash flows for the year ended 31 December 2009:

	On demand	Trading derivatives	≤ 1 year	> 1 year- < 5 years	> 5 years	Maturity not applicable		Total
Assets
Cash and balances at central banks	7,208	-	21,325	-	30	-		28,563
Financial assets held for trading	11,478	54,234	-	-	-	12,346		78,058
Financial investments	74	-	12,316	25,183	52,306	1,371		91,250
Loans and receivables - banks	21,323	-	15,567	1,828	1,297	-		40,015
Loans and receivables - customers	27,143	-	39,808	40,274	169,458	-		276,683
Other assets - non derivatives	-	-	182	536	60	29,375	*	30,153
Other assets - derivatives	-	-	690	2,974	511	-		4,175
Total	67,226	54,234	89,888	70,795	223,662	43,092		548,897

Liabilities
Financial liabilities held for trading	4,536	58,151	-	-	-	-		62,687
Due to banks	14,435	-	28,241	3,150	1,201	-		47,027
Due to customers	94,190	-	94,732	3,652	6,758	-		199,332
Issued debt securities	245	-	40,005	29,152	39,486	-		108,888
Subordinated liabilities	-	-	843	47	18,869	-		19,759
Other liabilities - non derivatives	1,661	-	59	673	1,811	31,002		35,206
Other liabilities - derivatives	-	-	963	3,554	3,684	-		8,201
Total	115,067	58,151	164,843	40,228	71,809	31,002		481,100

Off-balance liabilities (see note 34)
Guarantees	33,568							33,568
Irrevocable facilities	3,199							3,199
Committed facilities	51,520							51,520

* includes equity accounted investments, property and equipment, goodwill and other intangibles, assets which are held for sale, accrued income and prepaid expenses, tax and other assets.

Maturity based on contractual undiscounted cash flows for the year ended 31 December 2008:

	On demand	Trading derivatives	≤ 1year	> 1 year- ≤ 5 years	> 5 years	Maturity not applicable	Total
Assets
Cash and balances at central banks	5,400	-	426	-	50	-	5,876
Financial assets held for trading	21,327	178,896		-	-	12,430	212,653
Financial investments	-	-	7,979	17,166	63,540	1,497	90,182
Loans and receivables - banks	4,237	-	69,445	3,005	1,317	-	78,004
Loans and receivables - customers	33,976	-	73,520	51,979	185,126	-	344,601
Other assets - non derivatives	21	-	509	57	60	32,027	32,674
Other assets - derivatives	-	-	1,976	151	547	-	2,674
Total	64,961	178,896	153,855	72,358	250,640	45,954	766,664

Liabilities
Financial liabilities held for trading	5,413	186,674	-	-	-	-	192,087
Due to banks	25,309	-	65,461	4,816	1,376	-	96,962
Due to customers	79,226	-	118,548	8,204	7,599	-	213,577
Issued debt securities	608	-	45,360	47,921	35,474	-	129,363
Subordinated liabilities	-	-	1,551	1,005	16,835	-	19,391
Other liabilities - non derivatives	3,757	-	40	56	57	20,888	24,798
Other liabilities - derivatives	-	-	2,403	436	2,303	-	5,142
Total	114,313	186,674	233,363	62,438	63,644	20,888	681,320

Off-balance liabilities (see note 34)
Guarantees	37,509						37,509
Irrevocable facilities	4,639						4,639
Committed facilities	63,436						63,436

Interest rate risk of the banking book
The Earnings Risk table below shows the cumulative sensitivity of net interest income and equity over a time horizon of 12 and 24 months, under ’rate rise’ and ‘rate fall’ scenarios. Sensitivity is defined as the percentage change in net interest income relative to a base case scenario. The base case scenario assumes continuation of the present yield curve environment. The ‘rates rise’ and ‘rates fall’ scenarios assume a gradual parallel shift of the yield curve during 12 months, after which the curve remains unchanged. The sensitivity analysis is limited to the euro as this is the main currency in which ABN AMRO has its earnings. The rates rise and rates fall scenarios for the euro are 200 basis points for both years presented. In case of a rate fall there is an effective floor of 0%.

The following table shows the possible cumulative percentage change in income over the relevant time horizon.

Earnings Risk (in percentages)
	Horizon	December 2009	December 2008
Rate rise	One year	(1.1%)	(4.1%)
	Two years	(1.6%)	(5.0%)
Rate fall	One year	(4.5%)	2.4%
	Two years	(9.2%)	0.5%

The Earnings risk table below gives the 2009 cumulative change in net interest income over the relevant time horizon in absolute numbers.

Earnings Risk (in millions of euros)
	Horizon	December 2009	December 2008
Rate rise	One year	(35)	(105)
	Two years	(109)	(271)
Rate fall	One year	(146)	62
	Two years	(610)	26

The Market Value Risk table below shows the sensitivity of the market value of equity to changes in interest rates for the euro. Market value of equity is defined as the discounted value of assets, minus discounted value of liabilities, plus the market value of derivatives and other interest sensitive items in the banking book. Sensitivity is measured as the percentage value change due to an overnight interest rate change shock. The size of the shock is based on observed changes of the curve in a month and a 99% confidence level. The shock rate change for the euro was 50 basis points for both years. Due to the separation of ABN AMRO and related transfers of some portfolios after the take-over both years are not fully comparable.

Market Value Risk (in percentages)
	December 2009	December 2008
Rate rise	(2.5%)	(3.8%)
Rate fall	1.7%	3.3%

Sensitivity analysis is based upon our interest rate risk modelling of assets and liabilities and is used for risk management purposes only. The model above assumes that during the course of the year no other changes are made in the respective portfolio. Earnings Risk shows one possible prediction based upon the model and actual changes in net interest income will vary from the model.

Market risk of the trading books
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

Measurement and control
ABN AMRO applies a Value-at-Risk (VaR) methodology to estimate the market risk of its trading portfolios. ABN AMRO uses VaR as its primary tool for the day-to-day monitoring of market risks. The Group Asset and Liability Committee sets limits on the maximum level of VaR at an aggregate level. The risk committees may set VaR limits on lower aggregation levels.

Other control measures used in the market risk management process include historical and stress scenarios, limits on net open positions, interest rate sensitivity per basis point, spread sensitivities, option parameters, position concentrations, and position ageing.

Value-at-Risk
VaR is a methodology for assessing market risk exposure in a single number. VaR is a statistical measure that estimates potential losses and is defined as the predicted loss that might be caused by changes in risk factors under normal circumstances, over a specified period of time, and at a specified level of statistical confidence. ABN AMRO uses a proprietary VaR model that has been approved by the DNB.

The VaR methodology adopted by ABN AMRO for its VaR calculation is historical simulation, using approximately 1.5 years of weighted (exponential decay method) historical data. The VaR is calculated at a 99% confidence level for a one-day holding period using absolute changes for interest rate-related and all implied volatility risk factors, and relative changes for other risk factors. The positions captured by our VaR calculations include derivative and cash positions that are reported as assets and liabilities held for trading. The VaR is reported daily per trading portfolio, per product line, and for ABN AMRO as a whole. It is reported daily to the senior management of the businesses, Group Risk Management, and the responsible members of the Managing Board.

The table below provides the 2009 and 2008 Value at Risk per risk category (99% confidence level, one-day holding period):

(in millions of euros)	For the year ended 31 December 2009				For the year ended 31 December 2008
	Minimum	Maximum	Average	Year-end	Minimum	Maximum	Average	Year-end
Interest rate risk	9.0	74.6	25.8	14.1	28.5	93.8	49.6	68.8
Equity price risk	2.6	21.0	11.2	12.0	12.6	79.9	29.7	19.4
Foreign exchange risk	0.4	16.4	5.1	1.7	2.7	19.6	8.5	13.9
Commodity price risk	0.3	2.5	0.8	0.6	0.4	12.7	2.2	2.0
Diversification effect	-	-	-	(14.3)	-	-	-	(33.4)
Aggregate VaR (1)	7.0	70.7	24.4	14.1	30.7	113.5	57.4	70.7

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

Stress testing
The limitations of the VaR model mean that it must be supplemented with other statistical tests. These include a series of stress tests, scenarios, and sensitivity stress tests that shed light on the hypothetical behaviour of our portfolio and the impact of extreme market movements on our financial results. Sensitivity stress tests and stress scenarios have been developed internally to reflect specific characteristics of ABN AMRO’s portfolios and are performed daily for each trading portfolio and at several aggregation levels. These apply parallel increases and decreases in a number of risk elements or in one risk element, actual historical scenarios (non-parallel moves in a number of risk elements) or plausible future shocks.

Capital management
ABN AMRO manages capital to comply with the rules on capital adequacy based on the Bank for International Settlements’ guidelines and Dutch Central Bank (‘DNB’) directives. These requirements compare ABN AMRO’s capital with its assets and off-balance sheet exposures, weighted according to the relative risk involved. Capital is also set aside for market risk associated with trading activities. The potential loss on derivatives, which is assessed as the fair value based on market conditions at balance sheet date, is increased by a percentage of the relevant notional amounts, depending on the nature and remaining term of the contract. This method takes into account the possible adverse development of the fair value during the remaining term of the contract.

The primary capital measure, referred to as ‘Tier 1 capital’ consists of shareholders’ equity (net of gains/losses not recognised in income) and qualifying subordinated liabilities less goodwill and capital deductions. Tier 2 capital represents additional qualifying subordinated liabilities, taking into account the remaining maturities. Core tier 1 capital is tier 1 capital excluding qualifying subordinated liabilities.

Subsequent to its acquisition by RFS Holdings, ABN AMRO received approval for a transitional period from the DNB to report figures on the basis of Basel I until legal separation. In accordance with this, specific minimal requirements have been set for the tier 1 and total capital ratios, including a requirement to treat capital deductions in the same manner as required by Basel II.

In this respect the minimum required ratios, as determined by the DNB, were increased in 2008 and remained unchanged for 2009. The minimum Tier 1 ratio required is 9% (2007: 4%) and the minimum total capital ratio is 12.5% (2007: 8%). ABN AMRO has exceeded these standards throughout the year including at balance sheet date with a Tier 1 ratio of 19.9% (2008: 10.9%), of which the core Tier 1 ratio is 16.9% (2008: 10.1%). The total capital ratio is 25.5% (2008: 14.4%) at 31 December 2009.

The management of these ratios reflects a total capital base increase of 17.9% (2008: decreased by 25.1%) to EUR 29.9 billion at 31 December 2009 (2008: EUR 25.4 billion) and a Risk weighted assets reduction of EUR 58.5 billion to EUR 117.5 billion at 31 December 2009 (2008: 176.0 billion).

Capital ratios are significantly higher than the current minima set by the DNB. This reflects remaining amounts to be repatriated to Santander, and the capital actions undertaken by RBS Group and the Dutch State to enable legal separation. The increase in capital is to ensure standalone compliance; and to meet expected requirements on the transition to Basel II in 2010, for the two separated banks.

The following table analyses ABN AMRO’s capital ratios at 31 December 2009, 2008 and 2007.

(in millions of euros)	2009	2008	2007
Tier 1 capital	23,374	19,152	28,850
Tier 2 capital	6,575	5,981	4,816
Tier 3 capital	-	272	272
Total capital base (including supervisory deductions)	29,949	25,405	33,938

Risk-weighted assets on balance	83,892	119,667	172,059
Off-balance	32,061	43,292	53,611
Market risks	1,582	13,069	6,642
Total risk-weighted assets	117,535	176,028	232,312

Tier 1 capital ratio	19.89%	10.88%	12.42%
Total capital ratio	25.48%	14.43%	14.61%

The following table analyses actual capital and the minimum standard needed in order to comply with supervisory requirements:

	2009		2008
	Required	Actual	Required	Actual
Total capital	14,692	29,949	22,004	25,405
Total capital ratio	12.50%	25.48%	12.50%	14.43%

Tier 1 capital	10,578	23,374	15,843	19,152
Tier 1 capital ratio	9.00%	19.89%	9.00%	10.88%

Core tier 1	n/a	19,845	n/a	17,778
Core tier 1 ratio	n/a	16.88%	n/a	10.10%
As part of the management of capital, the ratios are hedged to mitigate the impact of any material changes in the EUR/USD exchange rate.

ABN AMRO’s investments in foreign operations in currencies other than the USD are hedged on a selective basis. Hedging is considered in cases where the expected currency loss is larger than the interest rate differential between the two currencies that represents the cost of the hedge.

The table shows the sensitivity of our equity capital to a 10% appreciation and 10% depreciation, respectively, in the euro against all foreign currencies.

(in millions of euros)	2009	2008
Euro appreciates 10%	(259)	312
Euro depreciates 10%	259	(312)

39           Use of derivatives

Derivative instruments
ABN AMRO uses derivative instruments (a) to provide risk management solutions to its clients, (b) to manage ABN AMRO’s own exposure to various risks (including interest, currency and credit risks) and (c) for proprietary trading purposes. A derivative is a financial instrument that is settled at a future date and requires little or no initial net investment, and whose value varies in response to changes in the price of another financial instrument, an index or some other variable.

The majority of derivative contracts are arranged as to amount (‘notional’), tenor and price directly with the counterparty (over-the-counter). The remainder are standardised in terms of their amounts and settlement dates and are bought and sold in organised markets (exchange traded).

The notional, or contractual, amount of a derivative represents the reference quantity of the underlying financial instrument on which the derivative contract is based. The value of the derivative contract is typically determined by applying a calculated price to this notional amount, and is the basis upon which changes in the value of the contract are measured. The notional amount provides an indication of the underlying volume of business transacted by ABN AMRO but does not provide any measure of risk, and is not included on the balance sheet.

Positive and negative fair values on different transactions are only netted if the transactions are with the same counterparty and the cash flows will be settled on a net basis, and ABN AMRO has the legal right to offset separate transactions with that counterparty.

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

Swaps are agreements between two parties to exchange cash flows on a specified notional amount for a predetermined period. Most swaps are traded OTC. The major types of swap transactions undertaken by ABN AMRO are as follows:
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

Derivatives transacted for trading purposes
Most of the derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks.

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

Derivatives transacted for hedging purposes
ABN AMRO enters into derivative transactions for the purposes of hedging assets, liabilities, forecast transactions, cash flows and credit exposures. The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and whether the hedge qualifies for accounting purposes (see accounting policies).

ABN AMRO also enters into derivative transactions which provide economic hedges for credit risk exposures but do not meet the requirements for hedge accounting treatment, for example, ABN AMRO uses CDSs as economic hedges for credit risk exposures in the loan and traded product portfolios, but generally do not apply hedge accounting to such positions.

Risks of derivative instruments
Derivative instruments are transacted in many trading portfolios, which generally include several types of instruments, not just derivatives. The market risk of derivatives is managed and controlled as an integral part of the market risk of these portfolios. ABN AMRO’s approach to market risk is described in the market risk section.

Derivative instruments are transacted with many different counterparties. The credit risk of derivatives is managed and controlled in the context of ABN AMRO’s overall credit exposure to each counterparty. ABN AMRO’s approach to credit risk is described in the financial credit risk section in note 38. It should be noted that although the values shown on the balance sheet can be an important component of ABN AMRO’s credit exposure, the positive fair values for any one counterparty are rarely an adequate reflection of ABN AMRO’s credit exposure on its derivatives business with that counterparty. This is because, on the one hand, fair values can increase over time (‘potential future exposure’), while on the other hand, exposure may be mitigated by entering into master netting agreements and bilateral collateral arrangements with counterparties.

40           Securitisations and other credit risk mitigants

As part of ABN AMRO’s funding and credit risk mitigation activities, the cash flows of selected financial assets may be transferred to third parties for funding purposes. Substantially all financial assets included in these transactions are typically mortgage or other loan portfolios. The extent of ABN AMRO’s continuing involvement in these financial assets varies by transaction.

Full recognition and continuing involvement
ABN AMRO participates in sales transactions where financial assets and consequently the related cash flows are sold to a special purpose entity (‘SPE’). When in these transactions neither substantially all risks and rewards nor control over the financial assets has been transferred, the entire asset continues to be recognised in the consolidated statement of financial position. In the case of sales transactions involving a consolidated SPE, the retained risks and rewards are usually an interest related spread and/or an exposure on first credit losses. The carrying amounts of the assets and associated liabilities approximated EUR 1,323 million, EUR 4,609 million, and EUR 5,437 million at 31 December 2009, 2008 and 2007, respectively. In the event of a credit downgrade ABN AMRO may be required to post additional collateral in respect of these transactions.

Additionally, ABN AMRO participates in various mortgage related transactions in the Netherlands that have been conducted without the involvement of an SPE. In these transactions, the derecognition criteria are not met and the entire asset continues to be recognised in the consolidated statement of financial position. ABN AMRO also retains exposure to certain interest rate risks. The carrying amounts of these mortgage assets and associated liabilities approximated EUR 146 million, EUR 151 million, and EUR 203 million at 31 December 2009, 2008 and 2007, respectively.

ABN AMRO has not participated in any transaction where partial derecognition of specified portions of an entire financial asset have occurred.

Synthetic transactions
ABN AMRO has synthetic securitisations for an amount of EUR 119 billion (2008: EUR 111 billion). Through a synthetic securitisation ABN AMRO is able to buy obtain protection without the actual transfer of any assets to an SPE. As a result, ABN AMRO as the owner of the assets buys protection to transfer a part of the credit risk on a portfolio of assets to another entity that sells the protection. Although a substantial part of the credit risk related to these loan portfolios is transferred, actual ownership and continued recognition of the portfolio of assets remains with ABN AMRO. If an SPE is involved, the securities are issued by the SPE only, and the third party investors that hold the securities have only recourse to the assets of the SPE and not to ABN AMRO.

The 31 December 2009 balance includes a EUR 34.4 billion transaction entered into in August 2009 with the Dutch State to reduce the credit risk, through a CDS, on the Netherlands mortgage portfolio.

Credit default swaps and guarantees
In addition to the transactions mentioned above, ABN AMRO also uses credit default swaps and guarantees to reduce credit risk for parts of the loan portfolio by selling these risks directly to the capital markets.

At 31 December 2009 ABN AMRO has bought credit protection, in the form of CDSs, for an amount of EUR 10,973 million (2008: EUR 23,413 million) directly from the capital markets. In order to mitigate the income statement volatility associated with the fair value changes of these credit default swaps and in line with ABN AMRO’s risk appetite and hedging strategy, hedges of these credit default swaps are entered into that are based on credit risk indices. The correlation of these with the credit default swaps is monitored and the strategy is adapted where necessary.

On 26 November 2009, The Royal Bank of Scotland Group plc ('RBS Group') and The Royal Bank of Scotland plc ('RBS plc') signed an accession agreement to the UK Government's Asset Protection Scheme ('APS'). This scheme also encompasses some assets within the RBS acquired businesses of ABN AMRO. For these assets ABN AMRO has purchased credit protection through a guarantee and a CDS arrangement with RBS plc to strengthen the capital position and to de-risk future earnings. These arrangements relate to approximately EUR 30.0 billion of covered assets predominately commercial loan facilities.

41           Private equity investments

Private equity investments are either consolidated or held at fair value through income.

Consolidated private equity holdings
Investments of a private equity nature that are controlled by ABN AMRO are consolidated. These holdings represent a wide range of non-banking activities. Personnel and other costs relating to production and manufacturing activities are presented within material expenses. The impact on the income statement of consolidating these investments is set out in the following table.

	2009	2008	2007
Income of consolidated private equity holdings	436	1,726	3,836
Other income included in operating income	(15)	(45)	(226)
Total operating income of consolidated private equity holdings	421	1,681	3,610

Goods and material expenses of consolidated private equity holdings	228	1,278	2,744
Included in personnel expenses	107	176	390
Included in administrative costs	73	136	332
Included in depreciation and amortisation	14	45	168
Total operating expenses	422	1,635	3,634
Operating profit/(loss) before tax of consolidated private equity holdings	(1)	46	(24)

Goods and material expenses include personnel costs relating to manufacturing and production activities.

The assets and liabilities of the consolidated holdings that are allocated to Central items are included in the balance sheet as assets and liabilities of businesses held for sale as ABN AMRO has a plan to sell these private equity investments. The total assets of these consolidated entities at 31 December 2009 were EUR 50 million (2008: EUR 435 million), excluding goodwill.

Unconsolidated private equity investments
The private equity investments over which ABN AMRO does not have control are accounted for at fair value with changes through income. Although control is not with ABN AMRO, in many cases ABN AMRO has significant influence, usually evidenced by an equity stake of between 20% and 50%. Significant influence is held in approximately 18 (2008: 29) investments with a positive material fair value. The total fair value of these investments is EUR 244 million at 31 December 2009 (2008: EUR 271 million), operating in various sectors including information technology, life sciences, media and telecommunications.

42           Joint ventures

ABN AMRO’s activities conducted through joint ventures include cash transfer, insurance, finance, lease, global custody and equity capital market transactions. The consolidated financial statements of the joint ventures include the following assets and liabilities, income and expenses, represent ABN AMRO’s proportionate share:

	2009	2008
Assets
Financial assets held for trading	-	203
Financial investments	2,731	1,946
Loans and receivables - banks and customers	76	34
Property and equipment	19	17
Accrued income and prepaid expenses	64	56
Other assets	2,107	2,391
Total	4,997	4,647

Liabilities
Financial liabilities held for trading	3	4
Due to banks and customers	9	32
Issued debt securities	51	-
Provisions	2,678	2,142
Other liabilities	2,117	2,391
Total	4,858	4,569

Total operating income	26	56
Operating expenses	18	30
Operating profit	8	26
Tax expense	3	9
Net profit	5	17

Most significant joint ventures:

	Interest held (%)	Main activities
Neuflize Vie	60	Insurance

43           Remuneration of Managing Board and Supervisory Board

Remuneration Managing Board
The remuneration package, as it has been in place since 2001 for the ABN AMRO Managing Board, was only applicable to the Board members who were appointed before the takeover of ABN AMRO by the Consortium of RBS, Fortis and Santander. By the end of 2008 the last of these Managing Board members left ABN AMRO’s employment.

The Managing Board in 2009 consists of members originating from ABN AMRO and from the Consortium Members, RBS Group and Santander. The remuneration for the Managing Board members from RBS Group and Santander is paid by the respective Consortium Members and is accordingly not included in the tables below.

For the remaining members of the Managing Board who are employed by ABN AMRO two remuneration packages apply. For those Board members who are also designated board members of the future ABN AMRO Bank N.V. integrated with Fortis Bank (Nederland) N.V., the remuneration in 2009 is based on the remuneration package for the Chairman and members of the new ABN AMRO Bank as approved by the designate Supervisory Board and shareholder of the new ABN AMRO Bank. The package currently consists of a base salary of EUR 600,000 for the members and EUR 750,000 for the Chairman. A variable income component as well as various benefits will form part of this remuneration package.

For those Board members who are not joining the Board of the combined bank their previous remuneration package as (Senior) Executive Vice President (‘(S)EVP‘ - member of the Top Executive Group of ABN AMRO) is continued during the Managing Board membership. This remuneration package consists of a fixed salary component of EUR 418,000 per year, short and long term variable income and benefits.

The tables below summarise the salaries, other rewards and bonuses of individual ABN AMRO Managing Board members as they are employed by ABN AMRO and as far as these rewards are included in the income statement.

The following table summarises total reward, ABN AMRO options and shares, and outstanding loans of the members of the Managing Board and Supervisory Board.

(in thousands of euros)	Managing Board		Supervisory Board
	2009	2008	2009	2008
Salaries and other short-term benefits	3,055	2,028	779	725
Pensions	411	353	-	-
Termination benefits	2,571	19,790	-	-
Profit-sharing and bonus payments	875	-	-	-
Share-based payments	26	83	-	-
Loans (outstanding)	2,930	2,868	-	-

The following table summarises the salaries, other rewards and bonuses of individual Managing Board members, as far as these rewards are included in the income statement.

(in thousands of euros)	2009					2008
	Base salary	Other payments (1)	Bonus	Share based payments (2)	Pension costs (3)	Base salary	Other payments (1)	Bonus	Share based payments (2)	Pension costs (3)

G. Zalm	750	-	-	-	204	-	-	-	-	-
M.G.J. de Jong (4)	209	2,571	-	26	30	418	-	-	83	54
R. Teerlink (5)	-	-	-	-	-	171	-	-	-	25
D.A. Cole (6)	348	360	875	-	51	-	-	-	-	-
J. van Hall (7)	500	63	-	-	62	-	-	-	-	-
C.F.H.H. Vogelzang (8)	500	325	-	-	64	-	-	-	-	-
W.G. Jiskoot (9)	-	-	-	-	-	285	4,490	-	-	90
J.Ch.L. Kuiper (10)	-	-	-	-	-	114	-	-	-	52
H.G. Boumeester (11)	-	-	-	-	-	114	3,800	-	-	24
P.S. Overmars (12)	-	-	-	-	-	-	3,500	-	-	-
J.P. Schmittmann (13)	-	-	-	-	-	678	8,248	-	-	108

(1) Other payments are comprised of termination payments, long term incentive payments, deferred cash payments and jubilee gratification.
(2) Share-based payments are calculated in accordance with IFRS 2 by recognising the fair value of the originally equity settled shares or options at grant date over the vesting period. For originally cash-settled transactions these costs are measured at the fair value at settlement date.
(3) Pension costs exclusively comprise pension service cost for the year computed on the basis of IAS 19.
(4) M.G.J. de Jong joined the board on 1 January 2008. As at 28 February 2009 he became a member of the Managing Board on behalf of RBS Group and stepped down on 30 June 2009. Mr de Jong received a termination payment of EUR 2.5 million and currently is involved in a legal procedure claiming an additional termination payment of EUR 4 million. EUR 26 thousand share based payments in 2009 relates to the pro-rated award from RBS that was paid in cash upon the termination of employment. EUR 83 thousand in 2008 share based payment award relates to the RBS Group Restricted Share Plan.
(5) R. Teerlink stepped down on 31 March 2008 and at the same date his employment with ABN AMRO was terminated. As at 28 February 2009 he became a member of the Managing Board on behalf of RBS Group.
(6) D.A. Cole was appointed as Member of the Managing Board on 28 February 2009. Mr Cole’s remuneration is based on the ABN AMRO SEVP contract of employment. On the basis of a retention package agreed in 2007 Mr Cole received a guaranteed bonus of EUR 1,050 thousand with respect to the 2009 performance year. Mr Cole received a long term incentive plan entitlement of EUR 390 thousand in 2008, which was fully accrued in 2009 and is conditionally payable in 2010. The amounts of the bonus and LTIP have been pro-rated to reflect the appointment date. In 2009 Mr Cole also received a jubilee gratification of EUR 35 thousand.
(7) J.van Hall was appointed as Member of the Managing Board on 28 February 2009. Mr Van Hall received a long term incentive plan entitlement of EUR 75 thousand in 2008, which was fully accrued in 2009 and is conditionally payable in 2010. The amount accrued in 2009 was pro-rated to reflect the appointment date.
(8) C.F.H.H. Vogelzang was appointed as Member of the Managing Board on 28 February 2009. Mr Vogelzang received a long term incentive plan entitlement of EUR 390 thousand in 2008, which was fully accrued in 2009 and is conditionally payable in 2010. The amount accrued in 2009 was pro-rated to reflect the appointment date.
(9) W.G. Jiskoot stepped down on 31 May 2008 and received a EUR 4.5 million termination payment (including pension costs).
(10) J.Ch.L. Kuiper retired on 1 March 2008.
(11) H.G. Boumeester stepped down on 29 February 2008 and received a EUR 3.8 million termination payment.
(12) P.S. Overmars stepped down on 31 December 2007 and received a EUR 3.5 million termination payment.
(13) J.P. Schmittmann stepped down on 30 December 2008 and received a EUR 8.0 million termination payment, EUR 192 thousand deferred cash award and EUR 56 thousand jubilee gratification.

Loans from ABN AMRO to Managing Board members

(in thousands of euros)	2009		2008
	Outstanding at 31 December	Interest rate (%)	Outstanding at 31 December	Interest rate (%)
M.G.J. de Jong (1)	-	-	2,868	3.6
G. Zalm (2)	-	-	-	-
D.A. Cole (3)	1,171	3.7	-	-
J. van Hall (4)	284	5.3	-	-
C.F.H.H. Vogelzang (5)	1,475	3.9	-	-
R. Teerlink (6)	-	-	-	-

(1) M.G.J. de Jong was appointed on 1 January 2008 and stepped down on 30 June 2009.
(2) G. Zalm was appointed on 1 January 2009.
(3) D.A. Cole was appointed on 28 February 2009.
(4) J. van Hall was appointed on 28 February 2009.
(5) C.F.H.H. Vogelzang was appointed on 28 February 2009.
(6) R. Teerlink stepped down during 2008 and joined ABN AMRO again as at February 2009 on behalf of RBS Group.

Remuneration Supervisory Board
The table provides information on the remuneration of individual members of the Supervisory Board. As of 1 May 2006 the remuneration was adjusted. The members of the Supervisory Board receive an equal remuneration of EUR 60,000 per annum. For the Vice Chairman this remuneration is EUR 70,000 and for the Chairman EUR 85,000 per annum. For the membership of the Audit Committee an additional allowance of EUR 15,000 is applied on an annual basis. The annual allowance for the members of the Nomination & Compensation Committee and the Compliance Oversight Committee is EUR 10,000. The annual allowance for the Chairman of the Audit Committee is EUR 20,000 and for the Chairmen of the two other Committees EUR 15,000 per annum. The general expenses allowances were abolished and actual business expenses incurred can be declared and are eligible for reimbursement. Supervisory Board members that are not residents in the Netherlands are entitled to general allowances for each Supervisory Board meeting that they attend, namely EUR 7,500 for members who live outside Europe and EUR 5,000 for members who live in Europe. This allowance applies to meetings of both the Supervisory Board and the various committees and is paid only once when meetings are being held on the same day or on consecutive days and is only paid when the members physically attend the meetings.

All amounts are based on a full year, but the actual payment depends on the period of membership during the year. Members of the Supervisory Board are not entitled to emoluments in the form of ABN AMRO shares or options on ABN AMRO shares.

Remuneration of the Supervisory Board as far as chargeable to ABN AMRO (1)

(in thousands of euros)	2009	2008
A.C. Martinez	125	125
A.A. Olijslager	90	90
Mrs. T.A. Maas-de Brouwer	85	85
R.F. van den Bergh (2)	35	70
A. Ruys (2)	35	70
G.J. Kramer	75	75
Mrs. Llopis Rivas	75	75
M. Enthoven (3)	95	7

(1) The remuneration is excluding an attendance fee.
(2) Resigned on 25 June 2009
(3) Appointed on 21 November 2008.

Loans from ABN AMRO to Supervisory Board members
There a no loans from ABN AMRO to Supervisory Board members.

44           Share-based payment plans

Before the acquisition of ABN AMRO by the consortium of RBS, Fortis and Santander ABN AMRO granted long-term share-based incentive awards to members of the Managing Board, other Top Executives and Key Staff under a number of plans.

The plans for the Managing Board consisted of a Performance Share Plan (PSP) and a Share Investment & Matching Plan (SIMP). At a lower level, the PSP was also applicable to the second tier of Top Executives, the SEVPs. Both the SEVPs and the third level of Top Executives, the Corporate EVPs could defer a part of their bonus into the Bank’s shares on the basis of the SIMP. Furthermore, there was a Restricted Share Plan (RSP) applicable for the Corporate EVPs/MDs and Key Staff. Until 2007 all these plans were equity based but the awards took place in the form of phantom shares. The last awards under the PSP and RSP plans were granted in the 2007 performance year, and also the participation in the SIMP took place for the last time in 2007.

Next to the above described plans there was also a cash-settled PSP for the Corporate EVPs for the performance cycle 2005-2008.

With effect from 2005 share options were no longer granted via the Top Executives Plan and from 2006 share options were no longer granted to Key Staff. The options were replaced by restricted shares in line with the changes for the Top Executives in 2005.

All outstanding awards and options under the Bank’s LTIPs were cash settled on 17 October 2007 as a consequence of the take over of ABN AMRO. The total settlement amounted to EUR 1,013 million of which EUR 442 million related to share options, EUR 301 million to originally equity settled share plans and EUR 270 million to phantom shares. With respect to the calculation of the cash settlement amount, the value of an ABN AMRO share was the value of a tendered share on the settlement date, 17 October 2007. This value resulted in EUR 35.60 plus EUR 2.28 representing the value of 0,296 RBS share against the closing price of the RBS share on 17 October 2007. The value (further referred to as Settlement Price) per ABN AMRO Holding N.V. share (a ‘Share’) thus resulted in EUR 37.88.

45           Discontinued operations and assets and liabilities held for sale

The following tables provide a further analysis of the results reporting in the line Results from discontinued operations net of tax.

Discontinued operations
Profits from discontinued operations include the related operating results and when sold, the applicable gain on sale.

Income statement of discontinued operations:

	2009	2008	2007
Operating income	9	3,960	10,285
Operating expense	6	2,330	6,077
Loan impairment and other credit risk provisions	-	902	1,513
Operating profit before tax	3	728	2,695
Gain on disposal	96	16,075	7,312
Profit before tax	99	16,803	10,007
Tax on operating profit	-	314	930
Tax arising on disposal	-	-	56
Profit from discontinued operations net of tax	99	16,489	9,021

The tables below provide a further breakdown of the operating result and gain on disposal of discontinued operations in 2009 by major lines of business.

	2009	2008	2007
Banca Antonveneta, Banco Real and other Santander acquired businesses (including Interbanca)
Operating income	9	3,781	6,917
Operating expense	6	2,173	4,156
Loan impairment and other credit risk provisions	-	902	1,444
Operating profit before tax	3	706	1,317
Gain on disposal	96	13,004	-
Profit before tax	99	13,710	1,317
Tax on operating profit	-	306	569
Profit from discontinued operations net of tax	99	13,404	748

	2009	2008	2007
Asset Management
Operating income	-	179	891
Operating expense	-	157	629
Operating profit before tax	-	22	262
Gain on disposal	-	3,073	-
Profit before tax	-	3,095	262
Tax on operating profit	-	8	91
Profit from discontinued operations net of tax	-	3,087	171

	2009	2008	2007
ABN AMRO North America Holdings and ABN AMRO Mortgage Group Inc
Operating income	-	-	2,477
Operating expense	-	-	1,344
Loan impairment and other credit risk provisions	-	-	69
Operating profit before tax	-	-	1,064
Gain / (loss) on disposal	-	(2)	7,312
Profit / (loss) from discontinued operations before tax	-	(2)	8,376
Tax on operating profit	-	-	270
Tax arising on disposal	-	-	56
Profit / (loss) from discontinued operations net of tax	-	(2)	8,050

	2009	2008	2007
Bouwfonds non-mortgage business
Operating income	-	-	-
Operating expense	-	-	(52)
Loan impairment and other credit risk provisions	-	-	-
Operating profit before tax	-	-	52
Gain on disposal	-	-	-
Profit from discontinued operations before tax	-	-	52
Tax on operating profit	-	-	-
Tax arising on disposal	-	-	-
Profit from discontinued operations net of tax	-	-	52

Businesses held for sale
The major classes of assets and liabilities classified as held for sale as at 31 December are as follows:

	2009	2008
Assets
Cash and balances at central banks	146	37
Financial assets held for trading	494	-
Financial investments	582	566
Loans and receivables-banks	84	79
Loans and receivables-customers	3,284	255
Property and equipment	55	72
Goodwill and other intangible assets	30	202
Accrued income and prepaid expenses	46	17
Other assets	168	355
Assets of businesses held for sale	4,889	1,583

Liabilities
Financial assets held for trading	474	-
Due to banks	66	8
Due to customers	7,823	378
Issued debt securities	(12)	220
Provisions	286	12
Accrued expenses and deferred income	74	13
Other liabilities	177	233
Subordinated liabilities	6	-
Liabilities of businesses held for sale	8,894	864
Net assets directly associated with disposal business	(4,005)	719

Net assets directly associated with disposal businesses represent the balance of net assets and excludes intercompany balances.

As at 31 December 2009 the assets and liabilities of businesses held for sale represent balances of a number of RBS acquired businesses in the Asian region, loan portfolios in the Latin American region and remaining Private Equity portfolios within the Central Items business segment. As at 31 December 2008 these balances mainly consisted of the Private Equity businesses and some smaller businesses acquired by Santander in Latin America.

Cash flows attributable to discontinued operations:

	2009	2008	2007
Net cash flows from operating activities	(42)	(2,547)	4,409
Net cash flows from investing activities	-	(2,446)	(202)
Net cash flows from financing activities	-	(416)	(1,686)

46           Related parties

ABN AMRO has a related party relationship with associates, joint ventures, key management and shareholders of its parent company, RFS Holdings. The shareholders of RFS Holdings are RBS Group, Santander and the Dutch State. The ultimate consolidating parent of ABN AMRO, RBS Group, is controlled by the UK Government. Both the UK Government and the Dutch State are therefore related parties.

Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operational decisions. ABN AMRO enters into a number of banking transactions with related parties in the normal course of business. These transactions, which include loans, deposits and foreign currency transactions, have taken place on an arm’s length basis. These transactions are carried out on commercial terms and at market rates. Employees are offered preferential terms for certain banking products. No allowances for loan losses have been recognised in respect of loans to related parties in 2009 and 2008.

Transactions conducted directly with the Dutch State and UK Government are limited to normal banking transactions, taxation and other administrative relationships with the exception of the mandatory convertible securities and guarantee of the Dutch State. In addition ABN AMRO participates in the Dutch State treasuries market and utilises the liquidity support made available to all banks regulated by the DNB.

There may be other significant transactions with entities under the common control of or subject to significant influence by the UK Government. These would include, amongst others, loans, deposits, guarantees, fee based relationships, or equity holdings. Disclosure is made of any significant transactions with these entities.

Balances with joint ventures and associates

	2009		2008
	Joint Ventures	Associates	Joint Ventures	Associates

Receivables	25	165	143	201
Liabilities	54	73	-	139
Guarantees given	-	7	-	332
Irrevocable facilities	-	22	-	8
Income received	28	70	40	68
Expenses paid	26	4	37	2
Total	133	341	220	750

Balances with Consortium Members
	2009		2008
	RBS	Santander	RBS	Santander

Financial assets held for trading	25,537	232	56,529	1,525
Loans and receivables	10,306	7,911	7,144	7,900
Other assets	3,049	-	211	-

Financial liabilities held for trading	28,505	298	59,436	1,519
Due to banks	5,872	1	8,026	2
Other liabilities	4,502	-	838	-

Guarantees given	108	-	23	-
Irrevocable facilities	43	-	-	-
Recoverable facilities	-	-	-	10
Payment commitments	-	-	2,181	-

Financial assets and liabilities positions held for trading with RBS include positions of which risks have been transferred to RBS in 2008. The assets and liabilities can not be offset under IFRS, however master netting agreements are in place that reduce the credit risk in the assets. As Fortis has left the Consortium, no balances have been included for 2009 and comparative balances have not been included to conform with current year presentation.

Refer to note 40: Securitisations and other credit risk mitigants for details on credit protection purchased from RBS plc in the form of a guarantee and a CDS.

Balances with the Dutch State

	2009	2008
Assets
Balances at central banks	22,994	1,225
Financial assets held for trading	72	203
Financial investments – available-for-sale	6,800	3,866

Liabilities
Deposits by banks	7,637	2,320
Subordinated liabilities (refer to note 30)	2,600	-

Tax balances
Current tax asset	351	394
Current tax liability	22	-
Deferred tax asset	740	719
Deferred tax liability	6	-
Tax on profit	63	(21)
Receipts from tax authorities	61	42

Refer to note 40: Securitisations and other credit risk mitigants for details on credit protection purchased from the Dutch state in the form of a CDS.

Balances with the UK Government and its related parties

	2009			2008
	Bank of England	Banks	Total	Bank of England	Banks	Total
Assets
Balances at central banks	19	-	19	30	-	30
Debt securities	-	-	-	20	11	31
Loans and advances to banks	-	-	-	-	30	30
Derivatives	-	-	-	-	-	4

Liabilities
Deposits by banks	-	-	-	-	30	30
Derivatives	-	699	699	-	-	3

UK central and local government

	2009	2008
Debt securities	10	9
Tax balances
Current tax asset	35	28
Current tax liability	10	-
Deferred tax asset	4,181	3,320
Deferred tax liability	13	-
Tax on profit	(634)	(2,892)
Receipts from tax authorities	-	5

The deferred tax asset predominantly relates to losses incurred on businesses which are in the process of transferring to RBS plc. RBS Group has agreed to reimburse ABN AMRO for the value of the losses attached to the transferring businesses.

47           Post balance sheet events

On 5 February 2010 ABN AMRO made a distribution of EUR 7.5 billion of capital to the parent of ABN AMRO Holding, RFS Holdings B.V., for the benefit of Santander. The boards of ABN AMRO Holding have furthermore resolved to make a further distribution for an amount in the range of EUR 1.2 to 1.5 billion for the benefit of Santander, subject to Dutch Central Bank approval, immediately before legal separation. After such further distribution, the indirect interest of Santander in ABN AMRO will have decreased to its share in the remaining Shared Assets.

On 6 February 2010 the ABN AMRO Group announced the legal renaming of ABN AMRO Bank N.V. to The Royal Bank of Scotland N.V.

On 8 February 2010 ABN AMRO announced that on 6 February 2010, the businesses of ABN AMRO acquired by the Dutch State were legally demerged from the RBS acquired businesses in accordance with the demerger filing as lodged with the Chamber of Commerce on 30 September 2009. As a result, there are now two separate banks within ABN AMRO Holding N.V., The Royal Bank of Scotland N.V. ('RBS N.V.') and the new entity named ABN AMRO Bank N.V., each licensed separately by the Dutch Central Bank. Both banks are governed by the current managing and supervisory boards of ABN AMRO Holding N.V. until the legal separation of the new ABN AMRO Bank N.V. from ABN AMRO Holding N.V.

On 11 March 2010 a request for a Declaration of Non-Objection (‘DNO’) on the separation of ABN AMRO Bank N.V. from ABN AMRO Holding NV by means of sale to ABN AMRO Group N.V. was submitted to the DNB. The sale is planned to be executed on 1 April 2010.

On 4 January 2010 the RBS Group announced the lapse of sale of the sale of The Royal Bank of Scotland Limited (RBS Pakistan) to MCB Bank Limited (MCB). The RBS Group continues to pursue the sale of the Pakistan operations with other buyers.

On 8 January 2010 the RBS Group and ABN Bank N.V. reached an agreement to sell to The Bank of America certain offshore loans, loan participations, credit facilities or other extensions of credit generated by or related to its operations in Argentina, Chile and Venezuela. A loss relating to this sale of EUR 179 million was recognized in the 2009 results.

There have been no other significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

48           Major subsidiaries and participating interests

Unless otherwise stated, ABN AMRO’s interest is 100% or almost 100%, on 17 March 2010. Those major subsidiaries and participating interests that are not 100% consolidated but are accounted for under the equity method (a) or proportionally consolidated (b) are indicated separately. For renamed entities, the entity names used are those applicable as at 26 March 2010.

As at 31 December 2009, ABN AMRO Holding had two subsidiaries: ABN AMRO Bank N.V. and ABN AMRO II N.V. renamed ABN AMRO Bank N.V. on 6 February 2010. ABN AMRO II N.V. did not have any subsidiaries as at 31 December 2009.

On 6 February 2010, the majority of the businesses acquired by the Dutch State were legally demerged from ABN AMRO Bank N.V. Effective at the same date, the existing legal entity, ABN AMRO Bank N.V. was renamed The Royal Bank of Scotland N.V. and the legal entity into which the Dutch State acquired businesses were demerged was also renamed from ABN AMRO II N.V. to ABN AMRO Bank N.V. (the ‘new ABN AMRO Bank’).

The Royal Bank of Scotland N.V., Amsterdam (formerly ABN AMRO Bank N.V.), Amsterdam

Netherlands
RBS Ventures II B.V., Amsterdam
RBS Participaties B.V., Amsterdam
Hollandsche Bank-Unie N.V., Rotterdam

Europe (Outside the Netherlands)
RBS Global Banking (Luxembourg) S.A., Luxembourg
RBS Bank (Polska) S.A., Warsaw
RBS Bank (Romania) S.A., Bucharest
The Royal Bank of Scotland ZAO, Moscow
RBS Corporate Finance Limited, London
CM Capital Markets Holding S.A., Madrid (45.20%) (a)
RBS Hoare Govett Limited, London

North America
RBS Capital Markets (Canada) Limited., Toronto
The Royal Bank of Scotland Mexico S.A. Institucion de Banca Multiple, Mexico City
RBS WCS Holding Company, New York
RBS Capital (USA) LLC, Chicago

South America
The Royal Bank of Scotland (Chile), Santiago de Chile
The Royal Bank of Scotland (Colombia) S.A., Bogota
RBS Securities (Venezuela) C.A., Caracas
RBS Finance (Chile) S.A., Santiago de Chile
RBS Securitizadora S.A., Santiago de Chile

Rest of the World
RBS Asia Limited, Hong Kong
RBS Asia Corporate Finance Ltd., Hong Kong
The Royal Bank of Scotland Berhad, Kuala Lumpur
ABN AMRO Bank (China) Co. Ltd., Shanghai
ABN AMRO Leasing (China) Co. Ltd., Beijing
JSC SB RBS (Kazakhstan) Ltd., Almaty (80%)
Royal Bank of Scotland Uzbekistan MB, Tashkent (58.82%)
The Royal Bank of Scotland Limited, Karachi (99.22%)
RBS Business Services Private Limited, Mumbai
RBS Financial Services (India) Private Limited, Mumbai
The Royal Bank of Scotland Securities (Kazakhstan) JSC, Almaty

RBS Group (Australia) Pty Limited, Sydney
RBS Asset Securitisation (Australia) Pty Limited, Sydney
RBS Corporate Finance (Australia) Limited, Sydney
RBS Nominees (Australia) Pty Limited., Sydney
RBS Equities (Australia) Limited, Sydney
RBS Equity Capital Markets (Australia) Limited, Sydney
RBS Funds Management (Australia) Limited, Sydney
RBS Group (New Zealand) Limited, Auckland
RBS (New Zealand) Limited, Auckland
Saudi Hollandi Bank, Riyadh (40%) (a)

ABN AMRO Bank N.V. (formerly ABN AMRO II N.V.), Amsterdam

Netherlands
AA Interfinance B.V., Amsterdam
ABN AMRO Arbo Services B.V., Amsterdam
ABN AMRO Groenbank B.V., Amsterdam
ABN AMRO Hypotheken Groep B.V., Amersfoort
ABN AMRO Jonge Bedrijven Fonds B.V., Amsterdam
ABN AMRO Participaties Fund I B.V., Amsterdam
Altajo B.V., Amsterdam (50%) (b)
Amstel Lease Maatschappij N.V., Utrecht
Delta Lloyd ABN AMRO Verzekeringen Holding B.V., Zwolle (49%) (a)
IFN Group B.V., Rotterdam
MoneYou B.V., Hoevelaken
New HBU II N.V., Amstelveen
Solveon Incasso B.V., Utrecht
Stater N.V., Amersfoort

Rest of the World
ABN AMRO Bank (Luxembourg) S.A., Luxembourg
ABN AMRO Bank (Switzerland) A.G., Zurich
ABN AMRO Life Capital Belgium N.V., Brussels
ABN AMRO Life S.A., Luxembourg
Banque Neuflize OBC SA, Paris (99.86%)
Delbrück Bethmann Maffei AG, Frankfurt am Main
Neuflize Vie (60%), Paris

The list of participating interests for which statements of liability have been issued, has been filed with the Chamber of Commerce in Amsterdam.

The majority of the ABN AMRO’s subsidiaries and participating investments are regulated entities and therefore their ability to transfer funds to ABN AMRO is subject to regulatory approvals.

49           Supplemental condensed consolidating financial information

ABN AMRO Bank N.V. is a wholly owned subsidiary of ABN AMRO and is able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the SEC. ABN AMRO has fully and unconditionally guaranteed the obligations of ABN AMRO Bank N.V. that have been incurred: this guarantee includes all securities issued by ABN AMRO Bank N.V.

ABN AMRO Bank N.V. utilises an exception in Rule 3-10 of Regulation S-X and therefore does not file its financial statements with the SEC. In accordance with the requirement to qualify for the exception, presented below is condensed consolidating financial information for (i) ABN AMRO Holding N.V., on a standalone basis as guarantor ('Holding Company'); (ii) ABN AMRO Bank N.V. on a standalone basis ('Bank Company'); (iii) other subsidiaries of ABN AMRO on a combined basis ('Subsidiaries'); (iv) consolidation adjustments ('Eliminate and reclassify'); and total consolidated amounts ('ABN AMRO consolidated').

The condensed consolidated financial information is prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the IASB, where ABN AMRO has applied Rule 3-10 of Regulation S-X which requires a company to account for its investments in subsidiaries using the equity method, differing from IAS 27 which requires ABN AMRO account for investments in their subsidiaries at cost subject to impairment.

The following consolidating information presents condensed balance sheets at 31 December 2009 and 2008 and condensed statements of income and cash flows for the years ended 31 December 2009, 2008 and 2007 of Holding Company, Bank Company and its subsidiaries.

The condensed statement of financial position at 31 December 2009 and 2008 are presented in the following tables:

Supplemental condensed consolidating statement of financial position as at 31 December 2009

	Holding company	Bank company	Subsidiaries	(1)	Eliminate and reclassify	ABN AMRO consolidated
Cash and balances at central banks	-	27,026	1,355		1	28,382
Financial assets held for trading	-	74,495	4,206		(643)	78,058
Financial investments	-	109,278	6,022		(40,403)	74,897
Loans and receivables-banks	6,600	142,272	139,926		(249,139)	39,659
Loans and receivables-customers	-	143,613	90,778		(16,145)	218,246
Equity accounted investments(2)	12,320	8,316	576		(20,356)	856
Property and equipment	-	1,187	773		1	1,961
Goodwill and other intangible assets	-	300	345		-	645
Assets of businesses held for sale	-	3,766	1,123		-	4,889
Accrued income and prepaid expenses	-	4,580	1,291		-	5,871
Tax assets	-	5,526	498		(2)	6,022
Other assets	-	4,266	5,591		2	9,859
Total assets	18,920	524,625	252,484		(326,684)	469,345

Financial liabilities held for trading	-	60,177	2,510		-	62,687
Due to banks	33	148,833	(130,829)		(233,550)	46,145
Due to customers	-	196,237	32,145		(31,734)	196,648
Issued debt securities	-	72,817	63,888		(41,045)	95,660
Provisions	-	1,275	3,516		(1)	4,790
Liabilities of businesses held for sale	-	6,573	2,321		-	8,894
Accrued expenses and deferred income	-	5,594	1,399		1	6,994
Tax liabilities	6	157	414		1	578
Other liabilities	1	8,424	5,066		(2)	13,489
Subordinated liabilities	-	12,223	2,320		1	14,544
Shareholders equity attributable to the parent company	18,880	12,315	8,039		(20,354)	18,880
Non-controlling interests	-	-	37		(1)	36
Total liabilities and equity	18,920	524,625	252,484		(326,684)	469,345

(1) Includes ABN AMRO II N.V.
(2) Includes participating interest in group companies which are eliminated.

Supplemental condensed consolidating statement of financial position as at 31 December 2008

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Cash and balances at central banks	-	4,184	1,670	-	5,854
Financial assets held for trading	-	208,132	5,199	(678)	212,653
Financial investments	-	94,144	6,593	(33,676)	67,061
Loans and receivables-banks	-	163,197	113,983	(201,614)	75,566
Loans and receivables-customers	-	193,527	94,339	(17,359)	270,507
Equity accounted investments(1)	17,130	10,097	587	(27,018)	796
Property and equipment	-	1,319	716	-	2,035
Goodwill and other intangible assets	-	674	250	-	924
Assets of businesses held for sale	-	418	1,165	-	1,583
Accrued income and prepaid expenses	-	5,499	1,512	-	7,011
Tax assets	-	4,653	447	-	5,100
Other assets	-	11,498	6,229	-	17,727
Total assets	17,130	697,342	232,690	(280,345)	666,817

Financial liabilities held for trading	-	189,886	2,201	-	192,087
Due to banks	8	154,423	111,344	(171,155)	94,620
Due to customers	-	232,367	24,456	(47,819)	209,004
Issued debt securities	-	74,674	70,976	(34,354)	111,296
Provisions	-	1,113	3,031	-	4,144
Liabilities of businesses held for sale	-	484	380	-	864
Accrued expenses and deferred income	-	6,880	1,538	-	8,418
Tax liabilities	45	278	377	-	700
Other liabilities	-	8,964	6,048	-	15,012
Subordinated liabilities	-	11,147	2,402	-	13,549
Shareholders equity attributable to the parent company	17,077	17,130	9,887	(27,017)	17,077
Non-controlling interests	-	(4)	50	-	46
Total liabilities and equity	17,130	697,342	232,690	(280,345)	666,817

(1) Includes participating interest in group companies which are eliminated.

The condensed income statements for 2009, 2008 and 2007 are presented in the following tables:

Supplemental condensed consolidating statement of income 2009

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Net interest income	26	3,283	1,339	-	4,648
Results from consolidated subsidiaries	(4,517)	250	-	4,267	-
Net commissions	-	1,233	988	-	2,221
Trading income	-	1,146	416	-	1,562
Results from financial transactions	-	(1,932)	(274)	-	(2,206)
Other operating income	-	(168)	637	-	469
Total operating income	(4,491)	3,812	3,106	4,267	6,694
Operating expenses	1	6,509	2,305	-	8,815
Provision loan losses	-	2,355	438	-	2,793
Operating profit/(loss) before tax	(4,492)	(5,052)	363	4,267	(4,914)
Taxes	6	(535)	114	-	(415)
Discontinued operations	99	3	3	(6)	99
Profit/(loss) for the year	(4,399)	(4,514)	252	4,261	(4,400)
Non-controlling interests	-	-	(1)	-	(1)
Net profit/(loss) attributable to shareholders of the parent company	(4,399)	(4,514)	253	4,261	(4,399)

Supplemental condensed consolidating statement of income 2008

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Net interest income	178	4,382	1,223	-	5,783
Results from consolidated subsidiaries	(13,041)	(509)	-	13,550	-
Net commissions	-	1,546	1,083	-	2,629
Trading income	-	(9,765)	441	-	(9,324)
Results from financial transactions	-	(565)	(1,119)	-	(1,684)
Other operating income	-	170	1,968	-	2,138
Total operating income	(12,863)	(4,741)	3,596	13,550	(458)
Operating expenses	1	7,888	3,740	-	11,629
Provision loan losses	-	3,169	218	-	3,387
Operating profit/(loss) before tax	(12,864)	(15,798)	(362)	13,550	(15,474)
Taxes	45	(2,757)	132	-	(2,580)
Discontinued operations	16,489	6,940	319	(7,259)	16,489
Profit/(loss) for the year	3,580	(6,101)	(175)	6,291	3,595
Non-controlling interests	-	-	15	-	15
Net profit/(loss) attributable to shareholders of the parent company	3,580	(6,101)	(190)	6,291	3,580

Supplemental condensed consolidating statement of income 2007

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Net interest income	26	3,545	1,024	–	4,595
Results from consolidated subsidiaries	818	2,151	–	(2,969)	–
Net commissions	–	2,454	1,398	–	3,852
Trading income	–	717	402	–	1,119
Results from financial transactions	–	446	688	–	1,134
Other operating income	–	293	5,005	–	5,298
Total operating income	844	9,606	8,517	(2,969)	15,998
Operating expenses	2	8,805	5,978	–	14,785
Provision loan losses	–	632	85	–	717
Operating profit before tax	842	169	2,454	(2,969)	496
Taxes	15	(649)	176	–	(458)
Discontinued operations	9,021	9,021	1,812	(10,833)	9,021
Profit for the year	9,848	9,839	4,090	(13,802)	9,975
Non-controlling interests	–	–	127	–	127
Net profit attributable to shareholders of the parent company	9,848	9,839	3,963	(13,802)	9,848

The condensed consolidating statement of cash flows 2009, 2008 and 2007 are presented in the following tables:

Supplemental condensed consolidating statement of cash flows 2009

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Total net cash flows from operating activities	(20)	58,096	(11,783)	(1,034)	45,259
Net outflow of investment/sale of securities investment portfolios	-	(8,527)	611	-	(7,916)
Net outflow of investment/sale of participating interests	-	22	6	-	28
Net outflow of investment/sale of property and equipment	-	(99)	(115)	-	(214)
Net outflow of investment of intangibles	-	(133)	(27)	-	(160)
Net cash flows from investing activities	-	(8,737)	475	-	(8,262)
Net increase (decrease) of subordinated liabilities	-	220	833	-	1,053
Net increase (decrease) of long-term funding	-	(15,496)	5,477	-	(10,019)
Net increase (decrease) of (treasury) shares	-	-	-	-	-
Other changes in equity	6,600	-	6	-	6,606
Cash dividends paid	-	-	(1,034)	1,034	-
Net cash flows from financing activities	6,600	(15,276)	5,282	1,034	(2,360)
Currency translation differences on cash and cash equivalents	-	(368)	(46)	-	(414)
Cash flows	6,580	33,715	(6,072)	-	34,223

Supplemental condensed consolidating statement of cash flows 2008

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Total net cash flows from operating activities	16,403	(12,469)	(39,722)	(1,627)	(37,415)
Net outflow of investment/sale of securities investment portfolios	-	9,178	9,101	-	18,279
Net outflow of investment/sale of participating interests	-	3	23,859	-	23,862
Net outflow of investment/sale of property and equipment	-	(116)	(226)	-	(342)
Net outflow of investment of intangibles	-	(201)	(78)	-	(279)
Net cash flows from investing activities	-	8,864	32,656	-	41,520
Net increase (decrease) of subordinated liabilities	-	(881)	471	-	(410)
Net increase (decrease) of long-term funding	-	(19,706)	1,335	-	(18,371)
Net increase (decrease) of (treasury) shares	3,708	-	-	-	3,708
Other changes in equity	-	-	7	-	7
Cash dividends paid	(19,213)	-	(1,627)	1,627	(19,213)
Net cash flows from financing activities	(15,505)	(20,587)	186	1,627	(34,279)
Currency translation differences on cash and cash equivalents	-	3,855	120	-	3,975
Cash flows	898	(20,337)	(6,760)	-	(26,199)

Supplemental condensed consolidating statement of cash flows 2007

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Total net cash flows from operating activities	113	9,541	(13,928)	(609)	(4,883)
Net outflow of investment/sale of securities investment portfolios	–	148	(4,106)	–	(3,958)
Net outflow of investment/sale of participating interests	–	(27)	15,262	–	15,235
Net outflow of investment/sale of property and equipment	–	(114)	(100)	–	(214)
Net outflow of investment of intangibles	–	(280)	(245)	–	(525)
Net cash flows from investing activities	–	(273)	10,811	–	10,538
Net increase (decrease) of subordinated liabilities	–	(668)	966	–	298
Net increase (decrease) of long-term funding	–	(2,988)	9,339	–	6,351
Net increase (decrease) of (treasury) shares	(1,223)	–	–	–	(1,223)
Other changes in equity	(743)	–	(980)	–	(1,723)
Cash dividends paid	(1,540)	–	(609)	609	(1,540)
Net cash flows from financing activities	(3,506)	(3,656)	8,716	609	2,163
Currency translation differences on cash and cash equivalents	–	(75)	137	–	62
Cash flows	(3,393)	5,537	5,736	–	7,880

Other information
The parent company financial statements are included in this condensed consolidating footnote. The number of ordinary shares in issuance at 31 December 2009 was 3,306,843,332 (2008: 3,306,843,332 and 2007: 1,936,847,516). The total number of authorised ordinary shares amounts to 8,400,000,400.

Proposed profit appropriation of ABN AMRO Holding, pursuant to article 37.2 and 37.3 of the articles of association, is as follows:

(in millions of euros)	2009	2008	2007
(Release from) / addition to reserves	(4,399)	(15,633)	8,777
Dividends on ordinary shares	-	19,213	1,071
	(4,399)	3,580	9,848
Dividends on preference shares	-	-	36

[Page 185 intentionally left blank]

[Page 186 intentionally left blank]

[Page 187 intentionally left blank]

Guarantees

ABN AMRO Holding N.V. guarantees all liabilities of The Royal Bank of Scotland N.V. and ABN AMRO Bank N.V. At legal separation the guarantee for ABN AMRO Bank N.V. will be revoked and any remaining liabilties demerged.

Amsterdam, 26 March 2010

Supervisory Board	Managing Board

Arthur Martinez	Gerrit Zalm
André Olijslager	Ron Teerlink
Trude Maas-de Brouwer	David Cole
Gert-Jan Kramer	Johan van Hall
Ana Maria Llopis Rivas	Chris Vogelzang
Juan Rodriguez Inciarte	Donald Workman
Michael Enthoven	Javier Maldonado
Miller McLean	Jeroen Kremers
Brian Stevenson

SEC Form 20-F Cross Reference

SEC Form 20-F cross reference and other information.
New disclosure for the combined report AR-20-F.

Form 20-F – Item number		Page reference in this document	Form 20-F – Item number		Page reference in this document

1	Identity of Directors, Senior		11	Quantitative and Qualitative
	Management and Advisers	NA		disclosures about market risk	44
2	Offer statistics and expected timetable	NA	12	Description of securities other than
3	Key information			equity securities	NA
	Selected financial data	12	13	Defaults, dividend, arrearages and
	Capitalisation and indebtedness	NA		delinquencies	NA
	Reason for the offer and use of proceeds	NA	14	Material modifications to the rights of
	Risk factors	61		security holders and use of proceeds	NA
4	Information on the Company		15	Controls and procedures	192
	History and development of the Company	8	16A	Audit Committee financial expert	74
	Business Overview	8/32	16B	Code of Ethics	238
	Organisational structure	11	16C	Principal accountant fees and
	Property, plants and equipment	122		services	113
4A	Unresolved staff comments	NA	16D	Exemptions from the listing standards
5	Operating and financial review and			for audit committees	NA
	prospects		16E	Purchases of equity securities by the
	Operating results	16		issuer and affiliated purchases	145
	Liquidity and capital resources	29	16F	Change in Registrant's Certifying Accountant	NA
	Research and Development, Patent and		17	Financial statements	NA
	Licenses etc.	NA	18	Financial statements	81
	Trend information	237	19	Exhibits	NA
	Off-balance sheet arrangements	238
	Tabular disclosure of contractual
	obligations	140
6	Directors, senior management and
	employees
	Directors and senior management	71
	Compensation	169
	Board practices	71
	Employees	80
	Share ownership	236
7	Major shareholders and related party
	transactions
	Major shareholders	236
	Related party transactions	175
	Interest of experts and counsel	NA
8	Financial information
	Consolidated statements and other
	financial information	81
	Significant changes	177
9	The offer and listing	NA
10	Additional information
	Share capital	136/237
	Memorandum and Articles of Association	236
	Material contracts	237
	Exchange controls	NA
	Taxation	NA
	Dividends and paying agents	NA
	Statement by experts	NA
	Documents on display	241
	Subsidiary information	NA

Section 7     Other Information

Management Reports	191

Auditors' Reports	193

Stipulations of the Articles of Association with Respect to Profit Appropriation	197
Proposed Profit Appropriation	197
Stipulations of the Articles of Association of Holding with Respect to Shares and Voting Rights	198

SECTION 7     OTHER INFORMATION

Management’s report on internal control over financial reporting under the Dutch Code

Under Best practice provision II.1.5 of the Dutch Corporate Governance Code, the ABN AMRO Managing Board is requested to substantiate the operation of the internal risk management and control system during the year under review, and to state its adequacy and effectiveness.

ABN AMRO’s internal risk management and control system is a process, effected by the Managing Board, management, and other personnel, which is designed to provide reasonable assurance regarding the achievement of objectives in the following categories: (i) effectiveness and efficiency of operations; (ii) reliability of financial reporting; and (iii) compliance with laws and regulations. It has been adjusted and improved during the year under review, to reflect changes resulting from transition of the ABN AMRO businesses.

Different sections of this Annual Report, including Section 4: ‘Risk and the Capital Management’, elaborate on ABN AMRO’s identified risks, such as credit risk, funding liquidity risk, market risk, financial reporting risk, operational risk, compliance and regulatory risk, legal risk, financial reporting risk, and other risks.

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

Based on the assessment of the adequacy and effectiveness of the internal risk management and control system, the Managing Board believes that best practice provision II.1.5 of the Dutch Corporate Governance Code is fulfilled.

Managing Board

Amsterdam, 26 March 2010

Management’s report on the Annual Report

The Managing Board certifies that, to the best of their knowledge:
(i)	the financial statements give a true and fair view, in all material respects, of the assets, liabilities, financial position and profit and loss of ABN AMRO Holding N.V. and its consolidated entities;
(ii)	the annual report gives a true and fair view, in all material respects, of ABN AMRO Holding N.V. and its related entities as per 31 December 2009 and their state of affairs during 2009; and
(iii)	the annual report describes the material risks that ABN AMRO Holding N.V. is facing.

Managing Board

Amsterdam, 26 March 2010

Management’s report on internal control over financial reporting under section 404 of the Sarbanes-Oxley Act

Under Section 404 of The Sarbanes-Oxley Act of 2002, ABN AMRO is required to assess the effectiveness of its internal control over financial reporting as of 31 December 2009 and report, based on that assessment, whether ABN AMRO’s internal controls over financial reporting are effective.

The management is responsible for establishing and maintaining adequate internal control over financial reporting for ABN AMRO as defined in Rule 13(a) - 15(f) under the Securities Exchange Act of 1934, as amended.

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

ABN AMRO’s management assessed the effectiveness of internal controls over financial reporting as of 31 December 2009. In making this assessment, ABN AMRO used the criteria established by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. ABN AMRO’s assessment included documenting, evaluating and testing of the design and operating effectiveness of its internal control over financial reporting. The management of ABN AMRO reviewed the results of its assessment with the Supervisory Board and its Audit Committee.

The continuing transition of ABN AMRO to its new Consortium Members may have an impact on the control environment in 2010. This is incorporated and monitored as part of the transition management.

Based on this assessment, management concluded that, as of 31 December 2009, ABN AMRO’s internal control over financial reporting was effective. The effectiveness of ABN AMRO’s internal control over financial reporting as of 31 December 2009 has been audited by Deloitte Accountants B.V., an independent registered public accounting firm, as stated in their report appearing on page 194.

Gerrit Zalm
Chairman of the Managing Board

David Cole
Chief Financial Officer

Amsterdam, 26 March 2010

To the Shareholders, Supervisory Board and Managing Board of ABN AMRO Holding N.V.

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated statement of financial position of ABN AMRO Holding N.V. and subsidiaries (the "Company") as of 31 December 2009 and 2008, and the related consolidated statements of income, statement of comprehensive income, statement of changes in equity, and statement of cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The consolidated financial statements of the Company, before the effects of the retrospective adjustments for (1) incorporating the consolidated statement of comprehensive income and related Note 12 adjustments as required by IAS1 (revised 2007),  (2) the operations discontinued in 2008 as discussed in the Accounting policies,  (3) the disclosures for changes in the composition of reportable segments in 2009 as discussed in Note 1 to the consolidated financial statements, and (4) the presentation of discontinued operations in the consolidated statement of cash flows,for the year ended 31 December 2007 were audited by other auditors whose report, dated 25 March 2008, expressed an unqualified opinion on those statements.

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

In our opinion, such 2009 and 2008 consolidated financial statements present fairly, in all material respects, the financial position of ABN AMRO Holding N.V. and subsidiaries at 31 December 2009 and 2008, and the result of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited the retrospective adjustments to the 2007 consolidated financial statements for (1) incorporating the consolidated statement of comprehensive income and related Note 12 adjustments as required by IAS1 (revised 2007), (2) the operations discontinued in 2008 as discussed in the Accounting Policies, (3) the disclosures for changes in the composition of reportable segments in 2009, as discussed in Note 1 to the consolidated financial statements, and (4) the consolidated statement of cash flows restated for the presentation of discontinued operations as discussed in the Accounting Policies. Our procedures included (1) obtaining the Company's underlying accounting analysis prepared by management of the retrospective adjustments for consolidated statement of comprehensive income and related Note 12 adjustments, discontinued operations, reportable segments and cash flows and comparing the retrospectively adjusted amounts to the consolidated financial statements, (2) testing the mathematical accuracy of the accounting analysis, and (3) on a test basis, obtaining the Company's supporting documentation for these adjustments. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2007 consolidated financial statements of the Company other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2007 consolidated financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of 31 December 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report, dated 26 March 2010, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte Accountants B.V.
Signed by J.G.C.M. Buné
Amsterdam, 26 March 2010

To the Shareholders, Supervisory Board and Managing Board of ABN AMRO Holding N.V.

Report of Independent Registered Public Accounting Firm

We have audited the internal control over financial reporting of ABN AMRO Holding N.V. and subsidiaries (the "Company") as of 31 December 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting on page 192. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2009, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated financial statements as of and for the year ended 31 December 2009 of the Company and our report, dated 26 March 2010, expressed an unqualified opinion on those financial statements and includes an explanatory paragraph concerning the retrospective adjustments to the 2007 consolidated financial statements.

Deloitte Accountants B.V.
Signed by J.G.C.M. Buné
Amsterdam, 26 March 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and the Managing Board of ABN AMRO Holding N.V.

We have audited, before the effects of adjustments to retrospectively reflect the discontinued operation and the change in the composition of reportable segments, discussed in Note 1 of the consolidated financial statements, the consolidated balance sheet (not presented separately herein) of ABN AMRO Holding N.V. and subsidiaries as of 31 December 2007, and the related consolidated statements of income, changes in equity and cash flow statement for the year ended 31 December 2007 (the 2007 consolidated financial statements before the effects of the retrospective adjustments described above are not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit, before the effects of the adjustments described above, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, before the effects of the adjustments described above, present fairly, in all material respects, the consolidated financial position of ABN AMRO Holding N.V. and subsidiaries as at 31 December 2007, and the consolidated results of their operations and their cash flows for the year ended 31 December 2007, in conformity with International Financial Reporting Standards as issued by European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the consolidated statement of other comprehensive income and related Note 12 or the adjustments to retrospectively reflect the discontinued operations and the change in the composition of reportable segments described in Note 1 to the consolidated financial statements and accordingly, we do not express an opinion nor any other form of assurance about whether such adjustments are appropriate and have been properly applied.  Those retrospective adjustments were audited by other auditors.

Amsterdam, The Netherlands
25 March 2008

Ernst & Young Accountants LLP

[Page 196 intentionally left blank]

Stipulations of the Articles of Association with respect to profit appropriation

The Articles of Association of ABN AMRO Holding N.V. were last amended by a deed of amendment dated 24 November 2008.

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

Proposed profit appropriation

Appropriation of net profit pursuant to article 37.2 and 37.3 of the articles of association:

(in millions of euros)	2009	2008
(Release from) / addition to reserves	(4,399)	(15,633)
Dividends on ordinary shares	-	19,213
	(4,399)	3,580
Dividends on preference shares	-	-

Stipulations of the Articles of Association of Holding with respect to shares and voting rights

Each ordinary share of EUR 0.56 face value in the capital of ABN AMRO Holding N.V. entitles the holder to cast one vote. Subject to certain exceptions provided for by law or in the Articles of Association, resolutions are passed by an absolute majority of the votes cast.

When shares are issued, each holder of shares shall have pre-emptive right, in proportion to the aggregate amount of their shares, except in the case of an issue of shares for a consideration other than in cash or an issue of shares to employees of the company or of a group company.

In the event of the dissolution and liquidation of ABN AMRO Holding N.V., the assets remaining after payment of all debts will be distributed to the holders of ordinary shares on a pro-rata basis.

Section 8          Additional Information

Exchange Rates	200

Supervisory Board	201

Managing Board	203

Pro Forma Financial Information	208

Selected Statistical Information	214

Major Shareholders and Ownership	236

Articles of Association	236

Material Contracts	237

Trend Information	237

Off-Balance Sheet Arrangements	238

Code of Ethics	238

Central Works Council	239

Abbreviations	240

Documents on Display	241

Signatures	243

How to order reports	244

SECTION 8          ADDITIONAL INFORMATION

Exchange rates

The following table shows, for the years and months indicated, certain information regarding the Noon Buying Rate in the City of New York for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York expressed in US dollar.

Value of 1 USD in EUR	At period end (1)	Average rate (2)	High	Low
2003	0.79	0.89	0.97	0.79
2004	0.74	0.81	0.85	0.73
2005	0.84	0.80	0.86	0.74
2006	0.76	0.76	0.76	0.75
2007	0.68	0.73	0.77	0.67
2008	0.72	0.68	0.80	0.62
September 2009	0.68	0.69	0.70	0.68
October 2009	0.68	0.67	0.69	0.67
November 2009	0.67	0.67	0.68	0.66
December 2009	0.70	0.69	0.70	0.66
January 2010	0.72	0.70	0.72	0.69
February 2010	0.73	0.73	0.74	0.72
19 March 2010	0.74	0.73	0.74	0.73

(1) The period-end rate is the Noon Buying Rate announced on the last day of the period.
(2) The average rate for each yearly period is the average of the Noon Buying Rates on the last day of each month during the year. The average rate for each monthly period is the average of the Noon Buying Rates of each day of the month. The Noon Buying Rate on 19 March 2010, the latest practicable date, was 1 USD = EUR 0.7391.

These rates are provided solely for your convenience and are not necessarily the rates used by us in preparation of our consolidated financial statements or in financial data included elsewhere in this report, such as the unaudited translation into US dollar of the figures as of or for the year ended 31 December 2009 provided for your convenience. We do not make any representation that amounts in US dollar have been, could have been, or could be converted into euros at any of the above rates.

A significant portion of our assets and liabilities are denominated in currencies other than the euro. Accordingly, fluctuations in the value of the euro relative to other currencies, such as the US dollar, can have an effect on our financial performance. See ‘Section 3: Operating results – Operating and Financial Review and Prospects’.

Supervisory Board

As at 26 March 2010, the composition of the Supervisory Board of ABN AMRO Holding N.V., The Royal Bank of Scotland N.V. and ABN AMRO Bank N.V. was as follows, including relevant information about the members:

Name	Term expires	Principal (former) occupation	Other relevant positions

Arthur Martinez 1, 2 (70, American, M) Chairman	2002 3 2010 4	Former Chairman and Chief Executive Officer of Sears, Roebuck & Co. Inc.
Non-Executive Director International Flavors and Fragrances, Inc.
Non-Executive Director Liz Claiborne, Inc.
Non-Executive Director PepsiCo., Inc.
Non-Executive Director IAC/Interactive Corp.
Chairman of HSN. Inc.
Non-Executive Director of American International Group

André Olijslager 1 (66, Dutch, M) Vice Chairman	2004 3 2012 4	Former Chairman of the Board of Management of Royal Friesland Foods N.V.
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
Chairman of the Advisory Board of ‘Lifelines’ (UMC Groningen)
Member of the Advisory Board of Stichting Nyenrode
Member of the Supervisory Board of Fries Museum/Princessehof

Trude Maas - de Brouwer 2 (63, Dutch, F)	2000 3 2012 4	Former President of Hay Vision Society
Vice-chairman of the Supervisory Board of Schiphol Group
Chairman of the Supervisory Board of Royal Philips Electronics Netherlands (PEN)
Member of the Supervisory Board of Arbo Unie
Chairman of the Supervisory Board of Nuffic (Netherlands Organisation for International Cooperation in Higher Education)
Chairman of the Bernard van Leer Foundation
Member of the Governing Council of  Van Leer Group Foundation
Member of the curatorium of VNO NCW
Chairman of the Advisory Board of the Dutch Data Protection Authority
Member of the Supervisory Board of the Van Gogh Museum
Chairman of the Utrecht Development Board

Gert-Jan Kramer 1 (67, Dutch, M)	2006 3 2010 4	Former Chairman of Fugro N.V.
Chairman of the Supervisory Board of ASM International N.V.
Chairman of the Supervisory Board of Scheuten Solar Holding B.V.
Vice-chairman of the Supervisory Board of Damen Shipyards Group
Member of the Supervisory Board of Fugro N.V.
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
Chairman of the Board of Amsterdam Sinfonietta
Member of the Board of Stichting Het Concertgebouw Fonds
Member of the Board of Stichting Pieterskerk, Leiden

Ana Maria Llopis Rivas 1 (59, Spanish, F)	2007 3 2011 4	Founder and former CEO of Open Bank (the branchless internet bank of the Spanish Santander Group)
Member of the Advisory Board on e-administration to the Minister of Public Administration, Spain
Non-Executive Director of British American Tobacco
Member of the Board of Directors of Service Point Solutions S.A.
Personal strategic and business advisor to Peter Wood, Chairman and CEO of esure (internet insurer)
Executive Chairman ideas4all.com

Juan Rodriguez Inciarte (57, Spanish, M)	2007 3 2011 4	Executive Board Member of Grupo Santander
Managing Director of RFS Holdings B.V.
Chairman of the US-Spain Councila and Fellow of the Chartered Institute of Bankers in Scotland
Vice-chairman of the Board of Abbey National plc, a fully owned unit of Santander
Member of the Board of other Santander subsidiaries

Michael Enthoven 1, 2 (58, Dutch, M)	2008 3 2012 4	Advisor at the Ministry of Finance	Managing Director of RFS Holdings B.V. Member of the Supervisory Board of Fortis Bank Nederland N.V. Treasurer of the Leids Universitair Fonds

Miller M McLean (60, British, M)	2009 3 2013 4	Group General Counsel and Group Secretary of RBS Group plc
Managing Director of RFS Holdings B.V.
Chairman to the Board of the Whitehall and Industry Group
Chairman of Adam & Company Group plc
Non-executive director at Ulster Bank Group Limited
Chairman of the Trustee of the RBS Pension Fund
Chairman of the Trustee of the RBS Insurance Pension Fund

Age, nationality and gender shown in brackets
1 Member of the Audit Committee.
2 Member of the Nomination & Compensation Committee.
3 Year of appointment.
4 Current term expires.

Managing Board

As at 26 March 2010, the composition of the Managing Board of ABN AMRO Holding N.V., The Royal Bank of Scotland N.V. and ABN AMRO Bank N.V. was as follows:

Name	Term expires	Principal responsibilities 2010
Gerrit Zalm (57, Dutch, M)	2008 2 2012 3, 4	Chairman Human Resources, Communications and Group Audit
Ron Teerlink (49, Dutch, M)	2009 2 2013 2, 4	Vice Chairman Transition Management Committee
David Cole (48, Dutch and American, M)	2009 2 2013 2, 4	Chief Financial Officer Chief Risk Officer Group Finance Group Risk Group Legal Group Compliance
Javier Maldonado (47, Spanish, M)	2007 2 2011 3, 4	The shared assets included in Central Items
Donald Workman (57 British, M)	2008 2 2012 3, 4	Global Banking and Markets and BU Americas
Johan van Hall (50, Dutch, M)	2009 2 2013 3, 4	Integration and Services
Chris Vogelzang (47, Dutch, M)	2009 2 2013 3, 4	Business Units Netherlands Business Units Private Clients International Diamond & Jewelry Group
Jeroen Kremers (51, Dutch, M)	2009 2 2013 3	Global Country Risk, RBS Group
Brian Stevenson (56, British, M)	2009 2 2013 3	Global Transaction Services

Age, nationality and gender shown in brackets
1 Managing Board members are appointed until reaching the contractually agreed mandatory retirement age of 65, unless otherwise indicated.
2 Year of appointment.
3 Current terms expires.
4 In line with the Dutch Corporate Governance Code these members have been appointed for a maximum period of four years and may be reappointed for a term of not more than four year at a time.

Curriculum vitae
Managing Board members as at 26 March 2010

Gerrit Zalm is the Chief Executive Officer (‘CEO’) of ABN AMRO as of 28 February 2009. He was appointed to the Managing Board on 23 December 2008 in the role of Vice Chairman. Gerrit Zalm is the Board Member responsible for the ABN AMRO businesses acquired by the Dutch State. He is also responsible for Human Resources, Communications and Audit. In 1975 he started working for the Ministry of Finance as an employee of the Economic Affairs section of the Budget Preparation Division. In 1977 he was appointed Head of that section and in 1978 he became Head of the Division. In 1981 he was appointed the Deputy Director for Budgetary Affairs. Two years later Mr Zalm was appointed as the Deputy Director for General Economic Policy at the Ministry for Economic Affairs, and in 1985, he eventually became Director. From 1988, Mr Zalm was employed at the Central Planning Bureau, first as Deputy Director and later as Director. From 1990 he also began teaching Economic Policy at the Vrije Universiteit Amsterdam. Mr Zalm was Minister of Finance during the first and second terms of Dutch Prime Minister Wim Kok from 22 August 1994 until 22 July 2002. During 2002 and 2003, he was a Member of the Dutch Parliament and Chairman of his party’s parliamentary group VVD. From 27 May 2003 until 22 February 2007, Mr Zalm was Minister of Finance and Deputy Prime Minister in the second and third terms of Prime Minister Balkenende. After leaving the Dutch Government in February 2007, Mr Zalm was the CFO and Chief Economist at DSB Bank until December 2008. After completing his secondary education, he studied General Economics at the Vrije Universiteit Amsterdam. He graduated in 1975.

Ron Teerlink is the Vice Chairman of ABN AMRO. He is the Managing Board member responsible for Transition Management. He was appointed to the Managing Board in January 2006. He stepped down from the Managing Board on 1 April 2008 to become CEO Group Manufacturing at RBS. On 28 February 2009 he was re-appointed to the Managing Board. From 2006 till April 2008 he was responsible for the Business Unit (‘BU’) Latin America and expansion of the mid-market strategy in that region; the BU Transaction Banking; Services; and the Consumer Client Segment. He was responsible for EU Affairs & Market Infrastructure. Mr Teerlink was named Chief Executive Officer of Group Shared Services (‘GSS’) in 2004. Under his leadership, the GSS programme was accelerated and contracts signed with vendors for the partial outsourcing, multi-vendor strategies and off-shoring of IT services. Mr Teerlink was appointed Chief Operating Officer Wholesale Clients business in 2002; Senior Executive Vice President in 2002; and Managing Director Wholesale Clients business/Operations Europe in 2001. Mr Teerlink joined ABN AMRO in 1986 as IT/System analyst, appointed head Project and Development ASI in 1992; International/Director Administration & Organisation, Cologne in 1994; and Director Administration and Organisation in Frankfurt in 1995. From 1999, he was responsible for International Organisation and Information, Amsterdam and Europe/Operations in 2000. He has a Masters degree in Economics, Vrije Universiteit Amsterdam in 1986.

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

Javier Maldonado is the Managing Board member responsible for the shared assets included in Central Items. He was appointed to the Managing Board on 1 November 2007. Prior to the board appointment, Mr Maldonado worked from 2004 to 2007 at Abbey National plc as Chief Executive of the Wealth Management Division, which includes James Hay, Cater Allen, Abbey International and Abbey Share dealing. He was responsible for the development and delivery of objectives set for the Wealth Management Division which includes: managing over 800 people; development of the structure and organisation of the Wealth Management Division; development of business strategy taking into account the regulatory environment; co-ordination of the areas of support necessary for the development and delivery of the products; analysis of markets, compliance and local regulatory requirements; setting of objectives and budgets for the division. Mr Maldonado was also Head of Complaints and Service Quality Division. From February till October 2006 he was Chief Executive Insurance & Asset Management Division at Abbey. From November 2004 to February 2006, he was Assistant to the Chief Executive Office and Head of Complaints. Prior to his career at Abbey, Mr Maldonado worked at Banco Santander SA from 1995 till 2004 as MD Global M&A & Corporate Finance, MD Legal Department, Head of International Legal Department at Santander Investment New York. He started his career at Baker and McKenzie in 1986. In 1991 he moved to the law firm Hernandez-Canut in Madrid. He has a Juris Doctor Degree, Northwestern University Law School, Chicago and a Law Degree, University of Madrid.

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

Chris Vogelzang is the Managing Board member responsible for BU Netherlands, BU Private Clients and the International Diamond and Jewelry Group. He was appointed to the Managing Board on 28 February 2009. Mr Vogelzang joined ABN AMRO in 2000 as a Corporate Executive Vice President, responsible for Retail Marketing and later became head of Business Development Netherlands. He was subsequently named head of Consumer Banking Netherlands, responsible for all domestic sales, marketing and product development activities in the consumer market, and was a member of the Management Team of BU Netherlands. In January 2007 Mr Vogelzang was appointed Global Head of Private Clients. He also served as the CEO of Fortis Private Banking between January and October of last year. Prior to joining ABN AMRO, Mr Vogelzang was with Royal Dutch Shell Group, where he began his career in 1988. While there, he held senior management positions in sales, oil-trading and marketing and had various international assignments in a number of countries in Africa and Europe. Mr Vogelzang has a Master of Business degree in Economics (1988) from the University of Groningen.

Jeroen Kremers is Head of Global Country Risk at the Royal Bank of Scotland Group since March 2009, and was appointed to the ABN AMRO Managing Board on 1 July 2009. He is not responsible for a specific portfolio in the Managing Board. He began his career in

1986 as an Economist for the International Monetary Fund in Washington DC. In 1989 he became Senior Economist at the Netherlands Ministry of Finance, and in 1992, Deputy Director for Financial and Economic Policy. He then moved to become Director for Financial Markets in 1997 and in addition was appointed Deputy Treasurer General. He also was a Professor of Economics at Erasmus University Rotterdam from 1991 till 2003. In 2003, Mr Kremers was elected Executive Director of the International Monetary Fund, representing a constituency of 13 European countries. He remained until 2007, when he moved to ABN AMRO to become Head of Group Public Affairs. He left ABN AMRO in 2008 and, after a spell back in academia, he joined RBS in 2009. He earned a DPhil at Nuffield College Oxford in 1985, following degrees in Quantitative Economics at Bristol University and in Econometrics at Tilburg University. Mr Kremers also chairs the Board of Tinbergen Institute and serves on the Senior Advisory Board of Oliver Wyman Financial Services.

Brian Stevenson is the Managing Board member responsible for Global Transaction Services. He was appointed to the Managing Board on 1 July 2009. Global Transaction Services (‘GTS’) was established in February 2008 as a new division of RBS Group. It comprises cash and liquidity management, trade finance and merchant acquisition and commercial cards and serves corporate, financial institution and public sector clients across more than 50 countries. In 1970 Brian joined Barclays Group and over the next years held various positions in Barclays Bank PLC, Barclays Merchant Bank & BZW. From 1992 to 2004, Brian was with Deutsche Bank where he was responsible for running Deutsche Bank's Global Banking Business in London, before becoming the Chief Operating Officer for Global Banking. In his last position at Deutsche Bank, Brian was based in Hong Kong, where he was responsible for the Global Banking Business in Asia Pacific. Prior to joining the Board, Mr Stevenson was the Head of Corporates, Global Banking and Markets. He joined RBS Group in 2004 as Managing Director, Head of Corporate and Institutional Banking. Brian completed his MBA at Henley Management College. He is an Associate of the Chartered Institute of Bankers in the UK (‘ACIB’), and is a fellow of the Chartered Institute of Bankers in Scotland.

Business and Functions heads
Situation as at 26 March 2010

Business

BU Netherlands	Global Markets Business
Chris Vogelzang	Donald Workman

BU Private Clients	Global Transaction Services
Chris Vogelzang	Brian Stevenson

Functions

Group Audit	Group Finance
Joop van Gennip	Petri Hofsté

Group Communications	Group Human Resources
Gerard van Buttingha Wichers	Tony Williams

Group Compliance	Group Risk Management
Andrew Robinson	Jan Meines

Group Legal
John Collins

Senior Executive Vice Presidents
Gerard Hartsink
Petri Hofsté

Company Secretary
Gwendolyn van Tunen

Executive Committee of new ABN AMRO Bank N.V. as at 1 February 2010

Personnel	Key responsibility
Gerrit Zalm	Chair
Wietze Reehoorn	Finance, Risk and Strategy
Johan van Hall	Operations, Property and Information Technology
Chris Vogelzang	Retail and Private Banking
Joop Wijn	Commercial and Merchant Banking
Caroline Princen	Integration (Human Resources and Culture), Communication and Compliance

Unaudited pro forma condensed consolidated financial information relating to ABN AMRO Holding N.V.

Background
This section provides pro forma financial information to supplement the 2009 Annual report of ABN AMRO Holding N.V. The legal separation is a significant event and therefore this information is included to provide investors with relevant historical financial information on a pro forma basis allowing an assessment of the impact of the legal separation, which is planned for 1 April 2010.

The legal separation has been preceded by a legal demerger, through which the majority of the Dutch State acquired businesses were demerged to a new legal entity, ABN AMRO II N.V. At the date of demerger, 6 February 2010, ABN AMRO II N.V. was renamed ABN AMRO Bank N.V. and ABN AMRO Bank N.V. was renamed The Royal Bank of Scotland N.V. (‘RBS N.V.’). After legal separation of the new ABN AMRO Bank N.V., ABN AMRO Holding N.V. will be renamed RBS Holdings N.V.  For further information, refer to section 2: Information about the Company. For the purposes of the pro forma, the following legal entity names shall apply:

•	ABN AMRO represents ABN AMRO Holding N.V. and its consolidated subsidiaries until legal separation.
•	The new ABN AMRO Bank N.V. represents the entity previously named ABN AMRO II N.V. and its consolidated subsidiaries. This entity will be legally separated from ABN AMRO Holding N.V.
•
ABN AMRO Holding N.V. represents the entity to be renamed RBS Holdings N.V. at the date of legal separation. After separation it will have one direct subsidiary, RBS N.V. (previously named ABN AMRO Bank N.V.) and its consolidated subsidiaries.

The pro forma financial information has been prepared for illustrative purposes only on the basis of estimates and assumptions which are preliminary. The pro forma information addresses a hypothetical situation and does not represent the actual position or the results of ABN AMRO Holding N.V.

The pro forma financial information includes the following pro forma information for ABN AMRO Holding N.V. (i) a pro forma Statement of Financial Position as at 31 December 2009, (ii) a pro forma income statement for the year ended 31 December 2009, (iii) a pro forma income statement for the year ended 31 December 2008, (iv) a pro forma income statement for the year ended 31 December 2007, and (v) Notes to the pro forma financial information.  This pro forma financial information should be read in conjunction with the audited financial statements and the related notes in Section 6: ‘Financial Statements’ of the 2009 Annual Report of ABN AMRO Holding N.V.

Management is not aware of any matters that could impact the results and financial position as presented in the pro forma financial information.

Unaudited pro forma Condensed Consolidated Statement of Financial Position ABN AMRO Holding N.V. as at 31 December 2009

(in millions of euros)	ABN AMRO(1)	The new ABN AMRO Bank N.V. (2)	Santander dividend (3)	Intercompany reclassification (4)	Pro Forma Total (5)

Assets
Cash and balances at central banks	28,382	(802)			27,580
Financial assets held for trading	78,058	(4,228)			73,830
Financial investments	74,897	(20,153)			54,744
Loans and receivables - banks	39,659	(17,380)	(9,000)	16,424	29,703
Loans and receivables - customers	218,246	(149,223)			69,023
Other assets	30,103	(10,298)			19,805
Total assets	469,345	(202,084)	(9,000)	16,424	274,685

Liabilities
Financial liabilities held for trading	62,687	(2,944)			59,743
Due to banks	46,145	(4,577)		16,424	57,992
Due to customers	196,648	(143,782)			52,866
Issued debt securities	95,660	(23,451)			72,209
Other liabilities	34,745	(16,012)			18,733
Subordinated liabilities	14,544	(7,040)			7,504
Total liabilities	450,429	(197,806)		16,424	269,047

Equity
Equity attributable to shareholders	18,880	(4,270)	(9,000)		5,610
Equity attributable to non-controlling interests	36	(8)			28
Total equity	18,916	(4,278)	(9,000)		5,638
Total equity and liabilities	469,345	(202,084)	(9,000)	16,424	274,685

(1)	The financial information for ABN AMRO has been extracted from audited financial information for the year ended 31 December 2009 included in Section 6: ‘Financial Statements’ of this Annual Report.
(2)	See note 3 to pro forma information.
(3)
On 5 February 2010 ABN AMRO made a distribution of EUR 7.5 billion of capital to the parent of ABN AMRO Holding, RFS Holdings B.V., for the benefit of Santander. The boards of ABN AMRO Holding have furthermore resolved to make a further distribution for an amount in the range of EUR 1.2 to 1.5 billion for the benefit of Santander, subject to Dutch Central Bank approval, immediately before legal separation. For purposes of disclosure in this table EUR 1.5 billion has been assumed. After such further distribution, the indirect interest of Santander in ABN AMRO will have decreased to its share in the remaining Shared Assets.

(4)
This column removes the effect of reclassification of balances between ABN AMRO Holding N.V. and the new ABN AMRO Bank N.V. that were intercompany transactions before the legal demerger. The reclassification is performed to show ABN AMRO Holding N.V. as if it were a standalone legal entity.

(5)	See note 4 to pro forma financial information.

Unaudited pro forma Condensed Consolidated Income Statement ABN AMRO Holding N.V. for the year ended 31 December 2009

(in millions of euros)	ABN AMRO (1)	The new ABN AMRO Bank N.V.(2)	Pro Forma Total (3)

Net interest income	4,648	2,979	1,669
Net fee and commission income	2,221	1,198	1,023
Net trading income	1,562	110	1,452
Results from financial transactions	(2,206)	305	(2,511)
Share of result in equity accounted investments	25	83	(58)
Other operating income	8	215	(207)
Income of consolidated private equity holdings	436	409	27
Operating income	6,694	5,299	1,395

Operating expenses	8,815	4,194	4,621
Loan impairment and other credit risk provisions	2,793	1,172	1,621
Total expenses	11,608	5,366	6,242

Operating profit/(loss) before tax	(4,914)	(67)	(4,847)
Tax	(415)	50	(465)
Profit/(loss) from continuing operations	(4,499)	(117)	(4382)
Attributable to:
Shareholders	(4,499)	(112)	(4,387)
Non-controlling interests	-	(5)	5

(1)	The financial information for ABN AMRO has been extracted from audited financial information for the year ended 31 December 2009 included in Section 6: ‘Financial Statements’ of this Annual Report.
(2)	See note 3 to pro forma financial information.
(3)	See note 4 to pro forma financial information.

Unaudited pro forma Condensed Consolidated Income Statement ABN AMRO Holding N.V. for the year ended 31 December 2008

(in millions of euros)	ABN AMRO (1)	The new ABN AMRO Bank N.V.(2)	Pro Forma Total (3)

Net interest income	5,783	3,223	2,560
Net fee and commission income	2,629	1,322	1,307
Net trading income	(9,324)	190	(9,514)
Results from financial transactions	(1,684)	181	(1,865)
Share of result in equity accounted investments	106	31	75
Other operating income	306	242	64
Income of consolidated private equity holdings	1,726	-	1,726
Operating income	(458)	5,189	(5,647)

Operating expenses	11,629	3,786	7,843
Loan impairment and other credit risk provisions	3,387	776	2,611
Total expenses	15,016	4,562	10,454

Operating profit/(loss) before tax	(15,474)	627	(16,101)
Tax	(2,580)	156	(2,736)
Profit/(loss) from continuing operations	(12,894)	471	(13,365)
Attributable to:
Shareholders	(12,894)	471	(13,365)
Non-controlling interests	-	-	-

(1)	The financial information for ABN AMRO has been extracted from audited financial information for the year ended 31 December 2008 included in Section 6: ‘Financial Statements’ of this Annual Report.
(2)	See note 3 to pro forma financial information.
(3	See note 4 to pro forma financial information.

Unaudited pro forma Condensed Consolidated Income Statement ABN AMRO Holding N.V. for the year ended 31 December 2007

(in millions of euros)	ABN AMRO (1)	The new ABN AMRO Bank N.V.(2)	Pro Forma Total (3)

Net interest income	4,595	3,440	1,155
Net fee and commission income	3,852	1,541	2,311
Net trading income	1,119	155	964
Results from financial transactions	1,134	37	1,097
Share of result in equity accounted investments	223	54	169
Other operating income	1,239	335	904
Income of consolidated private equity holdings	3,836	-	3,836
Operating income	15,998	5,562	10,436

Operating expenses	14,785	3,610	11,175
Loan impairment and other credit risk provisions	717	378	339
Total expenses	15,502	3,988	11,514

Operating profit/(loss) before tax	496	1,574	(1,078)
Tax	(458)	394	(852)
Profit/(loss) from continuing operations	954	1,180	(226)

Attributable to:
Shareholders	882	1,177	(295)
Non-controlling interests	72	3	69

(1)	The financial information for ABN AMRO has been extracted from audited financial information for the year ended 31 December 2007 included in Section 6: ‘Financial Statements’ of this Annual Report.
(2)	See note 3 to pro forma financial information.
(3)	See note 4 to pro forma financial information.

Notes to pro forma financial information for ABN AMRO Holding N.V.

1           Basis of preparation

The pro forma financial information for ABN AMRO Holding N.V. as at 31 December 2009, and for the years ended 31 December 2008 and 31 December 2007 has been based on International Financial Reporting Standards (IFRS) and IFRS as adopted by the European Union. The pro forma financial information does not include events subsequent to 31 December 2009, with the exception of the below.

The pro forma financial information has been prepared on the following basis:

•
The pro forma condensed consolidated statement of financial position of ABN AMRO Holding N.V. at 31 December 2009 is presented to show the effect of the legal separation of the new ABN AMRO Bank N.V. and is based upon the respective consolidated balance sheets at 31 December 2009 of ABN AMRO and the new ABN AMRO Bank N.V. as if the proposed transaction had occurred on 31 December 2009.

•
The pro forma condensed consolidated income statement of ABN AMRO Holding N.V. for the years ended 31 December 2009, 2008 and 2007 is presented to show the effect of the legal separation of the new ABN AMRO Bank N.V. and is based upon the respective consolidated income statements for the years ended 31 December 2009, 2008 and 2007 of ABN AMRO and the new ABN AMRO Bank N.V. as if the proposed transaction had occurred on 1 January of the earliest period presented.

•
The pro forma condensed consolidated statement of financial position at 31 December 2009 of the new ABN AMRO Bank N.V. assumes that all assets and liabilities acquired by the Dutch State are demerged or otherwise legally transferred and subsequently legally separated with no residual assets or liabilities (see note 3 for information on assets and liabilities to be transferred after the legal separation). Consequently the pro forma total for ABN AMRO Holding N.V. does not include these residual assets.

The same accounting policies and methods of computation are followed in the pro forma financial information as were applied in the preparation of the ABN AMRO financial statements for the year ended 31 December 2009. Please refer to the accounting policies section within Section 6: Financial Statements for a more detailed description.

2           Overview of RBS N.V. business after legal demerger

RBS N.V. will be a strong and stable wholesale banking enterprise. RBS Group will target the highest possible credit rating for RBS N.V.

RBS N.V. will operate on a significant scale across Europe, Middle East and Africa (EMEA), the Americas and Asia. At legal separation, RBS N.V. will have a sizeable balance sheet, a significant staff presence and a broad set of products offered in country; provided by a sales force operating in up approximately 50 countries, reducing over time following intended asset sales or exits of selected network countries.

RBS N.V. will comprise the following core businesses:
•	Global Banking & Markets: Global Lending, Equities, Short Term Markets & Funding, and Local Markets;
•	Global Transaction Services: Global Lending, Transaction Banking and International Cash Management;
•
Risk & Restructuring: The Non-Core Division in Risk & Restructuring contains assets that are no longer core to RBS Group’s strategic objectives and include Trading, Wholesale Banking and Retail & Commercial Business Units, as well as selected network countries. The assets will reduce over time through wind-down, sale or transfer.

These RBS N.V. businesses are part of global business units in RBS Group that operate across multiple legal entities. The strategy of RBS N.V. is part of the overall businesses’ strategies.

3           Assets and liabilities to be transferred after demerger

A number of assets and liabilities included in some Private Clients and the International Diamond & Jewelry Group businesses in branches and subsidiaries were not part of the legal demerger. These assets and liabilities are part of the Dutch State acquired businesses and are being transferred to the new ABN AMRO Bank N.V., as soon as possible after the effective date of the demerger, when all required technical and regulatory separation activities are complete and approvals obtained.

At the date of signing this report, EUR 4.0 billion of EUR 202.1 billion of assets and EUR 5.1 billion of EUR 197.8 billion liabilities, which are included in the pro forma financial information of the new ABN AMRO Bank at 31 December 2009, have remained in ABN AMRO Holding N.V. and consolidated subsidiaries. These remaining assets are adequately funded and capitalised until they are transferred. The majority of these assets are planned to be transferred during the interim period between date of signing of this report and legal separation once the necessary consents have been obtained.

It is expected that at the date of legal separation, EUR 0.6 billion of these EUR 4.0 billion of assets and EUR 0.5 billion of these EUR 5.1 billion of liabilities will remain in ABN AMRO Holding N.V. and will be transferred as soon as possible after legal separation. The remaining assets are adequately funded and capitalised until their transfer after legal separation.

The assets and liabilities that will be transferred at a later stage are presented as part of the new ABN AMRO Bank N.V. in the pro forma income statement and statement of financial position as they are not significant.

4           Central Items

The pro forma financial information for ABN AMRO Holding N.V. includes not only the RBS acquired businesses but also other items as detailed below, the so-called “Central Items”. For further detail on the Central Items, refer to Section 2: Information about the Company.

ABN AMRO Holding N.V., after the legal separation, continues to include assets and liabilities that have not yet been settled between the consortium shareholders, the so-called “Shared Assets”, in which each of the consortium shareholders has a joint and indirect interest.  The net asset value of the assets and liabilities that are currently expected to remain for an interim period in ABN AMRO Holding N.V. and consolidated subsidiaries amounts to EUR 0.5 billion at 31 December 2009. As part of the legal demerger, capital related to the demerged businesses transferred to the new ABN AMRO Bank. However sufficient capital remains in ABN AMRO Holding N.V. to cover the Dutch State interest and the Santander interest in the remaining Shared Assets until such time that these are sold, redeemed or otherwise settled.

Selected statistical information

This section of the report contains supplementary information that is more detailed than the data presented in the operational results per segment.

Average Balance Sheet
The following tables present ABN AMRO’s average balances, based on month-end averages, and interest amounts and average rates for the years 2009, 2008 and 2007.

Average assets (1)

	2009			2008			2007
(in millions of euros, except percentages)	Average balance	Interest income	Average rate (%)	Average balance	Interest income	Average rate (%)	Average balance	Interest income	Average rate (%)
Balances at central banks
•The Netherlands	4,920	60	1.2	5,916	253	4.3	5,562	221	4.0
• Rest of the world	1,638	50	3.1	1,997	58	2.9	2,573	61	2.4
Financial investments
• The Netherlands	59,138	2,051	3.5	67,512	3,377	5.0	69,871	3,179	4.5
• Rest of the world	9,136	375	4.1	15,634	657	4.2	18,294	777	4.2
Loans and receivables - banks
• The Netherlands	21,485	206	1.0	11,977	541	4.5	13,091	589	4.5
• Rest of the world	7,070	212	3.0	13,327	675	5.1	15,255	833	5.5
Loans and receivables – customers (2)
• The Netherlands	165,556	7,633	4.6	181,576	10,325	5.7	163,815	9,170	5.6
• Rest of the world	63,247	2,708	4.3	124,254	6,194	5.0	147,552	7,904	5.4
Total interest-earning assets	332,190	13,295	4.0	422,193	22,080	5.2	436,013	22,734	5.2
Total interest-earning assets -trading	67,364			169,897			258,104
Subtotal	399,554			592,090			694,117
Non-interest-earning assets	150,804			260,672			214,520
Total average assets	550,358	13,295	2.4	852,762	22,080	2.6	908,637	22,734	2.5

Interest earning assets as a percentage of total interest earning assets
• The Netherlands	76%
• Rest of the world	24%
(1)	Assets temporarily sold (subject to repurchase) are included in the relevant balance sheet item.
(2)	For purpose of presentation in this table, loans include professional securities transactions and public sector which represents central, regional and local governments and governmental authorities.

Average liabilities and group equity

	2009			2008			2007
(in millions of euros, except percentages)	Average balance	Interest expense	Average rate (%)	Average balance	Interest expense	Average rate (%)	Average balance	Interest expense	Average rate (%)
Due to banks
• The Netherlands	35,489	1,128	3.2	60,664	2,598	4.3	63,668	2,743	4.3
• Rest of the world	14,216	238	1.7	39,069	1,672	4.3	44,674	1,913	4.3
Due to customers (1)
• The Netherlands	133,033	3,637	2.7	136,403	4,691	3.4	140,954	4,788	3.4
• Rest of the world	57,647	954	1.7	89,986	2,817	3.1	113,366	4,326	3.8
Issued debt securities
• The Netherlands	62,529	2,165	3.5	80,803	3,960	4.9	95,801	4,651	4.9
• Rest of the world	10,472	280	2.7	30,915	1,196	3.9	36,906	1,870	5.1
Subordinated liabilities
• The Netherlands	10,407	331	3.2	11,115	540	4.9	12,862	564	4.4
• Rest of the world	2,758	169	6.1	2,718	163	6.0	3,163	195	6.2
Internal funding of the trading book	(27,248)	(255)	0.9	(34,760)	(1,340)	3.9	(74,979)	(2,911)	3.9
Total interest-bearing liabilities	299,303	8,647	2.9	416,913	16,297	3.9	436,415	18,139	4.2
Total interest-bearing securities -trading	82,223			179,273			250,807
Subtotal	381,526			596,186			687,222
Non-interest-bearing liabilities	152,377			223,892			195,778
Group equity (2)	16,455			32,684			25,637

Total average liabilities and equity	550,358	8,647	1.6	852,762	16,297	1.9	908,637	18,139	2.0

Interest bearing liabilities as a percentage of total interest bearing liabilities
• The Netherlands	74%
• Rest of the world	26%

(1)	For presentation in this table, due to customers includes professional securities transactions and savings accounts.
(2)	Equity includes non-controlling interests.

Changes in net interest income - volume and interest rate analysis
The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, changes in interest income and expenses due to changes in volume and in rates for 2009 compared to 2008 and for 2008 compared to 2007. Volume and rate variances have been calculated on the basis of movements in average balances and changes in interest rates. Changes due to a combination of volume and rate have been allocated proportionally.

Assets

(in millions of euros)	2009 over 2008	Volume/Rate changes		2008 over 2007	Volume/Rate changes
	Change interest income	Volume	Rate	Change interest income	Volume	Rate
Balances at central banks
• The Netherlands	(193)	(37)	(156)	32	15	17
• Rest of the world	(8)	(11)	3	(3)	(15)	12

Financial investments
• The Netherlands	(1,326)	(382)	(944)	198	(110)	308
• Rest of the world	(282)	(267)	(15)	(120)	(112)	(8)

Loans and receivables - banks
• The Netherlands	(335)	260	(595)	(48)	(50)	2
• Rest of the world	(463)	(248)	(215)	(158)	(100)	(58)

Loans and receivables - customers (1)
• The Netherlands	(2,692)	(856)	(1,836)	1,155	1,008	147
• Rest of the world	(3,486)	(2,708)	(778)	(1,710)	(1,188)	(522)

	(8,785)	(4,249)	(4,536)	(654)	(552)	(102)

(1)     For purposes of presentation in this table, loans include professional securities transactions.

Liabilities

(in millions of euros)	2009 over 2008	Volume/Rate changes		2008 over 2007	Volume/Rate changes
	Change interest expense	Volume	Rate	Change interest expense	Volume	Rate
Financial liabilities held for trading	1,085	241	844	1,571	1,551	20

Due to banks
• The Netherlands	(1,470)	(907)	(563)	(145)	(129)	(16)
• Rest of the world	(1,434)	(733)	(701)	(241)	(240)	(1)

Due to customers (1)
• The Netherlands	(1,054)	(113)	(941)	(97)	(156)	59
• Rest of the world	(1,863)	(806)	(1,057)	(1,509)	(807)	(702)

Issued debt securities	(2,711)	(1,405)	(1,306)	(1,365)	(1,009)	(356)

Subordinated liabilities
• The Netherlands	(209)	(33)	(176)	(24)	(81)	57
• Rest of the world	6	2	4	(32)	(27)	(5)

	(7,650)	(3,754)	(3,896)	(1,842)	(898)	(944)

(1)     Due to customers includes savings accounts.

Yields, spreads and margins
The following table presents selected yield, spread and margin information applicable to ABN AMRO for 2009, 2008 and 2007.

Yields, spreads and margins

(in percentages)	2009	2008	2007
Gross yield (1)
• The Netherlands	4.0	5.4	5.2
• Rest of the world	4.1	4.9	5.2
• Total group	4.0	5.2	5.2

Interest rate spread (2)
• The Netherlands	1.0	1.4	1.1
• Rest of the world	1.7	1.4	0.8
• Total group	1.1	1.3	1.0

Net interest margin (3)
• The Netherlands	1.2	1.2	0.9
• Rest of the world	0.5	0.4	0.3
• Total group	0.8	0.7	0.5

(1)	Gross yield represents the interest rate earned on average interest earning assets.
(2)	Interest rate spread represents the difference between the interest rate earned on average interest earning assets and the rate paid on average interest bearing liabilities.
(3)	Net interest income as a percentage of total interest earning assets.

Assets

Securities
Investment portfolios
For an overview of ABN AMRO’s financial investments at 31 December 2009 and 2008, under IFRS, please refer to note 15 in Section 6: ’Financial Statements’.

Trading portfolios
ABN AMRO’s trading portfolio at 31 December 2009, 2008 and 2007, under IFRS, is as follows:

	2009	2008	2007
Financial assets held for trading
Dutch State	71	203	1,434
US Treasury and US Government	19	29	2,383
Other OECD governments	2,337	2,392	20,214
Non-OECD governments	569	1,598	4,196
Mortgage and other asset backed securities	3,079	9,170	16,191
Financial institutions	1,788	3,966	13,428
Non financial institutions	1,920	2,382	11,823
Other securities	1,695	1,587	3,196
Subtotal: Interest earning financial assets	11,478	21,327	72,865
Equity instruments	12,346	12,430	45,947
Derivative financial instruments	54,234	178,896	123,465
Total assets held for trading	78,058	212,653	242,277

Financial liabilities held for trading
Short positions in financial assets	4,536	5,413	35,988
Derivative financial instruments	58,151	186,674	119,488
Total liabilities held for trading	62,687	192,087	155,476

Concentration
At 31 December 2009, ABN AMRO held the following securities positions in issuers, which exceeded 10% of ABN AMRO’s shareholders’ equity at that date:

(in millions of euros)	At 31 December
	2009	2008
German central government	12,131	8,358
Dutch central government	10,696	3,687
French central government	6,942	2,986
Italian central government	3,391	2,087
US central government	4,889	5,013

Loans and receivables – banks
The following table show loans to and receivables from banks.

Loans and receivables – banks

(in millions of euros)	At 31 December
	2009	2008	2007	2006	2005
• The Netherlands	10,401	15,041	11,309	15,290	11,256
• North America	653	902	1,325	2,488	4,304
• Rest of the world	28,605	59,623	163,064	117,041	93,075
Total loans to banks	39,659	75,566	175,698	134,819	108,635

The table below shows an analysis of the remaining life of loans to and receivables from banks at 31 December 2009.

Loans and receivables – banks – maturities

(in millions of euros)	Remaining life
	At 31 December 2009
	Within 1 year	After 1 year and within 5 years	After 5 years	Total
• The Netherlands	9,057	881	463	10,401
• North America	653	-	-	653
• Rest of the world	27,066	870	669	28,605
Total loans to banks	36,776	1,751	1,132	39,659

Loans and receivables - customers
ABN AMRO’s loan portfolio consists of loans, overdrafts, assets subject to operating leases, finance lease receivables to governments, corporations and consumers and reverse repurchase agreements. Geographic analyses of loans are, unless otherwise specifically indicated, based on the location of the branch or office from which the loan is made.

Loans and receivables – customers

(in millions of euros)	At 31 December
	2009	2008	2007	2006	2005
Public sector	2,722	8,786	5,739	11,567	7,461
Commercial	103,418	138,484	144,613	180,262	152,411
Consumer	107,341	109,298	123,253	135,484	122,708
Professional securities transactions	10,136	13,193	98,270	93,716	74,724
Multi-seller conduits	265	5,264	29,457	25,872	25,931
Total loans (gross)	223,882	275,025	401,332	446,901	383,235
Allowances for impairment	(5,636)	(4,518)	(3,001)	(3,646)	(2,987)
Total loans and receivables - customers	218,246	270,507	398,331	443,255	380,248

The decrease of total loans from EUR 275 billion to EUR 224 billion reflects the transfer of businesses to RBS Group.

(in millions of euros)	Total loans and receivables customers by geography at 31 December 2009
	Commercial	Consumer	Professional securities transactions	Public sector	Multi-seller conduits	Total
The Netherlands	52,863	103,328	371	1,678	-	158,240
Europe	29,479	-	9,546	478	-	39,503
North America	4,753	1	-	89	-	4,843
Latin America	352	3	-	-	-	355
Asia	11,029	3,315	219	477	265	15,305
Total	98,476	106,647	10,136	2,722	265	218,246

(in millions of euros)	Total loans and receivables customers by geography at 31 December 2008
	Commercial	Consumer	Professional securities transactions	Public sector	Multi-seller conduits	Total
The Netherlands	63,628	102,351	916	1,590	1,698	170,183
Europe	44,712	2,077	8,467	544	-	55,800
North America	9,028	1	3,458	105	-	12,592
Latin America	525	4	-	-	-	529
Asia	16,935	4,003	352	6,547	3,566	31,403
Total	134,828	108,436	13,193	8,786	5,264	270,507

For a breakdown of loans and receivables – customers by region, please refer to note 38 in Section 6: ‘Financial Statements’.

For a breakdown of credit risk concentrations from credit facilities and guarantees issued, please refer to note 38 in Section 6: ‘Financial Statements’.

Balances relating to professional securities transactions and multi-seller conduits are not covered by the following analysis as these balances do not share the same characteristics as the main lending activities of the Bank. In particular professional securities transactions are short term in nature.

Outstanding loans
The following table provides an overview of our loans by region and customer type.

Outstanding loans

(in millions of euros)	At 31 December
	2009	2008	2007	2006	2005
The Netherlands
• Public sector	1,678	1,590	1,547	3,286	2,300
• Commercial	56,504	66,043	60,189	55,951	56,182
• Consumer	103,822	102,727	102,378	97,600	94,603
Total The Netherlands	162,004	170,360	164,114	156,837	153,085
Rest of Europe
• Public sector	478	544	1,003	1,527	1,454
• Commercial	30,081	45,477	42,416	57,425	30,882
• Consumer	110	2,384	3,863	12,529	1,539
Total Rest of Europe	30,669	48,405	47,282	71,481	33,875
North America
• Public sector	89	105	77	677	735
• Commercial	5,032	9,206	9,542	42,179	44,693
• Consumer	1	-	-	13,017	15,218
Total North America	5,122	9,311	9,619	55,873	60,646
Latin America
• Public sector	-	-	350	507	596
• Commercial	368	531	14,085	10,095	8,024
• Consumer	3	4	12,601	8,320	7,270
Total Latin America	371	535	27,036	18,922	15,890
Rest of the World
• Public sector	477	6,547	2,762	5,570	2,376
• Commercial	11,433	17,227	18,381	14,612	12,630
• Consumer	3,405	4,183	4,411	4,018	4,078
Total Rest of the World	15,315	27,957	25,554	24,200	19,084
Total loans (gross)	213,481	256,568	273,605	327,313	282,580

Maturities
The following table provides an analysis of loan maturities at 31 December 2009. Determinations of maturities are based on contract terms.

Loans maturities

(in millions of euros)	At 31 December 2009
	Within 1 year	After 1 year and within 5 years	After 5 years	Total
The Netherlands
• Public sector	356	633	689	1,678
• Commercial	22,067	19,008	15,429	56,504
• Consumer	6,952	12,068	84,802	103,822
Total The Netherlands	29,375	31,709	100,920	162,004
Rest of Europe
• Public sector	85	176	217	478
• Commercial	15,896	9,700	4,485	30,081
• Consumer	-	-	110	110
Total Rest of Europe	15,981	9,876	4,812	30,669
North America
• Public sector	9	49	31	89
• Commercial	2,988	753	1,292	5,033
Total North America	2,997	802	1,323	5,122
Latin America
• Commercial	235	83	50	368
• Consumer	-	2	1	3
Total Latin America	235	85	51	371
Rest of the World
• Public sector	257	136	84	477
• Commercial	10,146	1,080	207	11,433
• Consumer	1,839	1,190	376	3,405
Total Rest of the World	12,242	2,406	667	15,315
Total loans (gross)	60,830	44,878	107,773	213,481

Interest rate sensitivity
The following table analyses at 31 December 2009 the interest rate sensitivity of loans due after one year and within five years, and loans due after five years, broken down by region.

Loans - interest rate sensitivity

(in millions of euros)	At variable rate (1)	At adjustable rate (2)	At fixed rate (3)	Total
Due after 1 and within 5 years
The Netherlands
• Public sector	7	-	626	633
• Commercial	313	3,551	15,144	19,008
• Consumer	118	-	11,950	12,068
Total The Netherlands	438	3,551	27,720	31,709
Rest of Europe
• Public sector	153	-	23	176
• Commercial	7,439	360	1,901	9,700
• Consumer	-	-	-	-
Total Rest of Europe	7,592	360	1,924	9,876
North America
• Public sector	49	-	-	49
• Commercial	718	7	27	752
• Consumer	-	-	1	1
Total North America	767	7	28	802
Latin America
• Public sector	-	-	-	-
• Commercial	66	-	17	83
• Consumer	1	-	1	2
Total Latin America	67	-	18	85
Rest of the World
• Public sector	136	-	-	136
• Commercial	884	-	196	1,080
• Consumer	791	19	380	1,190
Total Rest of the World	1,811	19	576	2,406
Total (gross)	10,675	3,937	30,266	44,878

Due after 5 years
The Netherlands
• Public sector	14	94	581	689
• Commercial	159	3,197	12,073	15,429
• Consumer	2,785	-	82,017	84,802
Total The Netherlands	2,958	3,291	94,671	100,920
Rest of Europe
• Public sector	67	-	150	217
• Commercial	3,471	60	954	4,485
• Consumer	-	-	110	110
Total Rest of Europe	3,538	60	1,214	4,812
North America
• Public sector	31	-	-	31
• Commercial	803	-	489	1,292
• Consumer	-	-	-	-
Total North America	834	-	489	1,323
Latin America
• Public sector	-	-	-	-
• Commercial	50	-	-	50
• Consumer	-	-	1	1
Total Latin America	50	-	1	51
Rest of the World
• Public sector	84	-	-	84
• Commercial	207	-	-	207
• Consumer	330	-	46	376
Total Rest of the World	621	-	46	667
Total (gross)	8,001	3,351	96,421	107,773

Due within 1 year				60,830
Total (gross) loans				213,481

(1)	Variable rate loans are EURIBOR, London interbank offered rate (LIBOR) and prime rate-based loans as well as adjustable rate loans with fixed interest periods of up to one year.
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

(in millions of euros)	At 31 December
	2009	2008	2007	2006	2005
Commercial
Public authority guarantees	7,484	5,712	5,341	5,417	4,404
Mortgages	5,553	5,687	7,742	18,490	28,441
Securities	1,827	2,291	2,606	2,039	3,487
Bank guarantees	3,673	5,082	9,180	2,954	3,121
Other types of collateral	23,665	48,289	38,772	52,163	50,439
Unsecured	61,216	71,423	80,972	99,199	62,519
Total commercial loans	103,418	138,484	144,613	180,262	152,411

Consumer
Public authority guarantees	498	187	141	159	3
Mortgages	95,069	94,146	95,472	103,272	93,826
Securities	560	804	1,120	872	2,074
Bank guarantees	13	19	14	31	856
Other types of collateral	2,408	4,861	10,274	12,062	7,077
Unsecured	8,793	9,281	16,232	19,088	18,872
Total consumer loans	107,341	109,298	123,253	135,484	122,708
Total private sector loans (gross)	210,759	247,782	267,866	315,746	275,119
Total private sector loans (net) (1)	205,123	243,265	264,865	312,112	272,132

(1)
The difference between total private sector loans (gross) and total private sector loans (net) represents ABN AMRO’s specific allowance for loan losses. For a discussion of ABN AMRO’s provisioning policy, refer to Note 19 in Section 6: ‘Financial Statements’.

Commercial Loans by Industry
In 2008 ABN AMRO changed its industry breakdown in order to align with RBS Group reporting based on SIC codes. Restating comparative figures prior to 2007 would be impracticable, hence these comparatives are presented in line with prior periods’ categorisation.

The following tables analyses commercial loans by industry at the dates indicated.

(in millions of euros)	At 31 December
	2009	2008	2007
Central and local government	663	523	–
Manufacturing	19,530	30,980	28,375
Construction	1,638	1,967	2,386
Finance	25,784	33,996	36,578
Service industries and other business activities	45,599	56,353	57,857
Agriculture, forestry and fishing	5,216	5,099	8,220
Property and mortgages	4,988	9,566	11,197
Total commercial loans (gross)	103,418	138,484	144,613

(in millions of euros)	At 31 December
	2007	2006	2005
Basic material	10,724	15,126	8,263
Real estate	11,197	23,712	26,301
Industrial	36,607	39,666	22,757
Energy	10,699	5,424	7,391
Financial services	22,573	21,407	22,555
TMT (media and communications)	10,249	10,092	10,575
Consumer cyclical	22,242	43,775	36,673
Consumer non-cyclical	16,992	16,204	12,291
Health	3,330	4,856	5,605
Total commercial loans (gross)	144,613	180,262	152,411

Loan Portfolio by Region
Set out below is an analysis of ABN AMRO’s loan portfolio by region. The loan portfolio of ABN AMRO’s Netherlands, European (outside the Netherlands) and North American operations comprised 93% (2008: 89%) of ABN AMRO’s total loan portfolio at 31 December 2009. The remainder of the total loan portfolio (categorised hereunder ‘Rest of the World’) at 31 December 2009 includes 6% from Asian operations (2008: 10%), less than 1% from Latin American operations (2008: less than 1%) and less than 1% from Middle East and African operations (2008: less than 1%).

The Netherlands loan portfolio
The Netherlands loan portfolio is comprised of loans originated from offices and branches located in the Netherlands. The following tables analyse, at the dates indicated, the Netherlands loan portfolio broken down into the location of the borrower, and, in the case of private sector loans, type of collateral and industry of the borrower.

The Netherlands - loans by customer portfolio

(in millions of euros)	At 31 December
	2009	2008	2007	2006	2005
Public sector
• The Netherlands	466	421	297	421	480
• Rest of Europe	1,064	889	874	1,985	1,468
• North America	-	-	-	300	-
• Rest of the World	148	280	376	580	352
Total public sector loans (gross)	1,678	1,590	1,547	3,286	2,300
Private sector
• The Netherlands	143,883	149,117	141,087	136,362	135,842
• Rest of Europe	8,986	10,750	10,557	7,241	5,941
• North America	2,490	761	973	1,929	2,244
• Rest of the World	4,967	8,142	9,950	8,019	6,758
Total private sector loans (gross)	160,326	168,770	162,567	153,551	150,785

The Netherlands - private sector loans by type of collateral

(in millions of euros)	At 31 December
	2009	2008	2007	2006	2005
Commercial
Public authority guarantees	3,407	1,092	922	2,234	971
Mortgages	4,114	4,111	344	3,660	11,209
Securities	451	1,361	379	707	240
Bank guarantees	133	265	204	428	293
Other types of collateral	5,664	19,198	16,730	15,394	16,012
Unsecured	42,735	40,016	41,610	33,528	27,457
Total commercial loans (gross)	56,504	66,043	60,189	55,951	56,182
Consumer
Public authority guarantees	498	186	141	159	-
Mortgages	94,309	93,045	92,158	83,006	77,412
Securities	264	327	566	548	1,526
Bank guarantees	6	7	7	9	807
Other types of collateral	858	3,868	3,853	6,211	2,545
Unsecured	7,887	5,294	5,653	7,667	12,313
Total consumer loans (gross)	103,822	102,727	102,378	97,600	94,603
Total private sector loans (gross)	160,326	168,770	162,567	153,551	150,785

The Netherlands - commercial loans by industry

(in millions of euros)	At 31 December
	2009	2008	2007
Central and local government	443	155	-
Manufacturing	8,880	13,915	7,880
Construction	868	1,251	1,424
Finance	12,075	12,723	16,945
Service industries and other business activities	25,739	25,869	25,477
Agriculture, forestry and fishing	4,995	4,742	5,302
Property and mortgages	3,504	7,388	3,161
Total commercial loans (gross)	56,504	66,043	60,189

(in millions of euros)	At 31 December
	2007	2006	2005
Basic material	3,494	6,480	3,552
Real estate	3,161	4,656	10,801
Industrial	15,535	9,524	3,215
Energy	2,466	666	892
Financial services	11,175	7,798	4,364
TMT (media and communications)	3,120	1,945	1,465
Consumer cyclical	11,976	17,981	22,860
Consumer non-cyclical	8,337	5,193	6,029
Health	925	1,708	3,004
Total commercial loans (gross)	60,189	55,951	56,182

European loan portfolio
The European loan portfolio is comprised of loans made from offices and branches located in Europe, excluding the Netherlands. The following tables analyse, at the dates indicated, the European private sector loan portfolio by type of collateral and industry of the borrower.

Europe - private sector loans by type of collateral

(in millions of euros)	At 31 December
	2009	2008	2007	2006	2005
Commercial
Public authority guarantees	2,520	2,749	2,503	1,863	1,799
Mortgages	1,066	1,103	6,646	1,710	1,153
Securities	1,020	649	1,860	670	2,833
Bank guarantees	476	834	5,298	1,144	1,101
Other types of collateral	15,178	24,535	10,108	6,580	8,656
Unsecured	9,821	15,607	16,001	45,458	15,340
Total commercial loans (gross)	30,081	45,477	42,416	57,425	30,882
Consumer
Public authority guarantees	-	-	-	-	3
Mortgages	63	401	1,827	6,243	251
Securities	40	168	290	132	336
Bank guarantees	7	6	3	5	11
Other types of collateral	-	463	313	1,736	455
Unsecured	-	1,346	1,430	4,413	483
Total consumer loans (gross)	110	2,384	3,863	12,529	1,539
Total private sector loans (gross)	30,191	47,861	46,279	69,954	32,421

Europe - commercial loans by industry

(in millions of euros)	At 31 December
	2009	2008	2007
Central and local government	157	276	-
Manufacturing	5,069	8,119	7,125
Construction	303	363	480
Finance	10,169	16,139	11,006
Service industries and other business activities	13,179	19,413	17,165
Agriculture, forestry and fishing	174	209	315
Property and mortgages	1,030	958	6,325
Total commercial loans (gross)	30,081	45,477	42,416

(in millions of euros)	At 31 December
	2007	2006	2005
Basic material	2,181	3,646	2,750
Real estate	6,325	5,902	1,423
Industrial	11,281	13,109	2,975
Energy	4,931	2,995	2,847
Financial services	6,075	7,577	6,587
TMT (media and communications)	4,012	3,649	8,038
Consumer cyclical	3,095	14,156	4,269
Consumer non-cyclical	3,251	5,438	1,292
Health	1,265	953	701
Total commercial loans (gross)	42,416	57,425	30,882

North American loan portfolio
The following tables analyse, at the dates indicated, the North American private sector loan portfolio by type of collateral and by industry of the borrower. The decrease in balances is mainly attributable to the sale of LaSalle.

North America - private sector loans by type of collateral

(in millions of euros)	At 31 December
	2009	2008	2007	2006	2005
Commercial
Public authority guarantees	1,330	1,231	1,616	765	1,227
Mortgages	21	19	22	12,688	15,724
Securities	-	-	-	77	73
Bank guarantees	318	493	53	13	871
Other types of collateral	160	464	1,295	22,268	20,083
Unsecured	3,203	6,999	6,556	6,368	6,715
Total commercial loans (gross)	5,032	9,206	9,542	42,179	44,693
Consumer
Mortgages	-	-	-	12,694	14,750
Securities	-	-	-	32	33
Bank guarantees	-	-	-	-	-
Other types of collateral	1	-	-	22	378
Unsecured	-	-	-	269	57
Total consumer loans (gross)	1	-	-	13,017	15,218
Total private sector loans (gross)	5,033	9,206	9,542	55,196	59,911

North America - commercial loans by industry

(in millions of euros)	At 31 December
	2009	2008	2007
Central and local government	3	31	-
Manufacturing	1,812	3,109	3,478
Construction	23	17	44
Finance	964	2,448	4,075
Service industries and other business activities	2,139	3,470	1,725
Agriculture, forestry and fishing	-	-	29
Property and mortgages	91	131	191
Total commercial loans (gross)	5,032	9,206	9,542

(in millions of euros)	At 31 December
	2007	2006	2005
Basic material	555	2,503	1,135
Real estate	191	11,849	10,516
Industrial	2,235	9,331	11,071
Energy	1,906	1,064	3,091
Financial services	2,173	3,694	7,937
TMT (media and communications)	689	1,585	1,479
Consumer cyclical	845	7,216	5,523
Consumer non-cyclical	649	3,251	2,745
Health	299	1,686	1,196
Total commercial loans (gross)	9,542	42,179	44,693

Rest of the World loan portfolio
The Rest of the World loan portfolio is comprised of loans made from offices and branches around the world, excluding the Netherlands, Europe and North America. The following tables analyse, at the dates indicated, the Rest of the World private sector loan portfolio by type of collateral and industry of the borrower.

Rest of the World - private sector loans by type of collateral

(in millions of euros)	At 31 December
	2009	2008	2007	2006	2005
Commercial
Public authority guarantees	227	640	300	555	407
Mortgages	352	454	730	432	355
Securities	356	281	367	585	341
Bank guarantees	2,746	3,490	3,625	1,369	856
Other types of collateral	2,663	4,092	10,639	7,921	5,688
Unsecured	5,457	8,801	16,805	13,845	13,007
Total commercial loans (gross)	11,801	17,758	32,466	24,707	20,654
Consumer
Public authority guarantees	-	1	-	-	-
Mortgages	697	700	1,487	1,329	1,413
Securities	256	309	264	160	179
Bank guarantees	-	6	4	17	38
Other types of collateral	1,549	530	6,108	4,093	3,699
Unsecured	906	2,641	9,149	6,739	6,019
Total consumer loans (gross)	3,408	4,187	17,012	12,338	11,348
Total private sector loans (gross)	15,209	21,945	49,478	37,045	32,002

Rest of the World - commercial loans by industry

(in millions of euros)	At 31 December
	2009	2008	2007
Central and local government	60	61	-
Manufacturing	3,769	5,837	9,893
Construction	444	336	438
Finance	2,576	2,686	4,552
Service industries and other business activities	4,542	7,601	13,489
Agriculture, forestry and fishing	47	148	2,574
Property and mortgages	363	1,089	1,520
Total commercial loans (gross)	11,801	17,758	32,466

(in millions of euros)	At 31 December
	2007	2006	2005
Basic material	4,494	2,497	1,653
Real estate	1,520	1,305	927
Industrial	7,556	7,702	3,938
Energy	1,396	699	605
Financial services	3,150	2,338	4,163
TMT (media and communications)	2,428	2,913	1,975
Consumer cyclical	6,326	4,422	4,452
Consumer non-cyclical	4,755	2,322	2,257
Health	841	509	684
Total commercial loans (gross)	32,466	24,707	20,654

Analysis of loan loss experience: provisions and allowances for loan losses
For details on ABN AMRO’s provisioning policy please refer to the accounting policies section and note 18 in Section 6: ‘Financial Statements’.

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

Doubtful loans

(in millions of euros)	At 31 December
	2009	2008	2007	2006	2005
Non-performing loans (1)
• The Netherlands	5,587	3,787	1,300	1,740	2,048
• Rest of Europe	1499	903	461	3,940	628
• North America	601	453	777	719	933
• Latin America	7	-	904	657	834
• Rest of the World	853	720	398	232	293
Total non-performing loans	8,547	5,863	3,840	7,288	4,736
Other doubtful loans (2)
• The Netherlands	1739	646	601	852	626
• Rest of Europe	207	656	26	13	14
• North America	0	-	37	6	153
• Latin America	23	10	274	256	68
• Rest of the World	247	131	4	5	2
Total other doubtful loans	2216	1,443	942	1,132	863
Total doubtful loans	10,763	7,306	4,782	8,420	5,599

(1)
Under IFRS, ‘Non-performing loans’ are doubtful loans for which there is objective evidence that not all contractually agreed amounts will be collected and for which an allowance for loan losses is established.

(2)           ‘Other doubtful loans’ are potential problem loans on which ABN AMRO charges interest that is included in interest revenue.

Restructured loans
The table below provides a breakdown of the restructured loans per geography.

 Restructured loans

(in millions of euros)	At 31 December
	2009	2008	2007	2006	2005
The Netherlands	101	317	407	315	18
Rest of the World	-	-	610	507	303
Total	101	317	1,017	822	321
Non-performing loans

	At 31 December
	2009	2008	2007	2006	2005
Total non-performing loans (in millions of euros)	8,547	5,863	3,840	7,288	4,736
Non-performing loans to private sector loans (gross)	4.06%	2.37%	1.43%	2.31%	1.72%
Allowances for loan losses to private sector loans (gross)	2.71%	1.82%	1.12%	1.15%	1.09%

Provisions for loan losses
The table below shows the composition of the aggregate charge to income regarding the allowance for loan losses.

Charge to income

(in millions of euros)	At 31 December
	2009	2008	2007	2006	2005
Net provision	2,793	3,387	717	668	614

The tables below show the geographical composition of ABN AMRO’s total income charge with respect to provisions for loan losses.

Provisions for loan losses

(in millions of euros)	At 31 December
	2009	2008	2007	2006	2005
The Netherlands	1,754	2,043	538	316	401
North America	222	113	32	(16)	(177)
Rest of the World	817	1,231	147	368	390
Total provisions	2,793	3,387	717	668	614
Provision/private sector loans	1.33%	1.37%	0.27%	0.24%	0.22%

(in millions of euros)	Provisioning by geographical composition
	Total 2009	The Netherlands	Europe	North America	Latin America	Asia	Total 2008	Total 2007
Provisioning	2793	1754	233	222	10	574	3,387	717
Provisioning to average RWA (bps)	185	157	777	159	50	287	155	25
Average RWA	151	112	3	14	2	20	218	289

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

Allowances

(in millions of euros)	At 31 December
	2009	2008	2007	2006	2005
The Netherlands	4,085	2,792	948	1,100	1,646
North America	279	178	186	353	180
Rest of the World	1,272	1,548	1,867	2,193	1,161
Total allowances for loan losses	5,636	4,518	3,001	3,646	2,987
Banks	75	46	-	-	-
Total allowances	5,711	4,564	3,001	3,646	2,987

Movements in allowances for loan losses

(in millions of euros)	At 31 December
	2009	2008	2007	2006	2005
Balance at beginning of year	4,563	3,001	3,646	2,987	3,174
Acquisitions, dispositions, currency translation differences and other adjustments	(478)	(1,055)	194	1,219	196
Amounts written-off
- Commercial	(480)	(226)	(244)	(344)	(322)
- Consumer	(63)	(87)	(242)	(202)	(204)
Total The Netherlands	(543)	(313)	(486)	(546)	(526)
North America	(84)	(131)	(62)	(95)	(178)
Rest of the World	(648)	(411)	(1,399)	(748)	(602)
Total	(1,275)	(855)	(1,947)	(1,389)	(1,306)
Recoveries
The Netherlands
- Commercial	8	6	116	9	6
- Consumer	-	6	-	-	10
Total The Netherlands	8	12	116	9	16
North America	1	17	36	26	99
Rest of the World	1	14	192	10	121
Total	10	43	344	45	236
Net written-off	(1,265)	(812)	(1,603)	(1,344)	(1,070)
Subtotal	2,820	1,134	2,237	2,862	2,300
Unrecognised interest (1)	98	43	47	116	73
New and increased specific provisions
- The Netherlands	1,914	2,164	737	496	470
- North America	233	145	104	131	241
- Rest of the World	1,029	1,272	445	474	683
Total	3,176	3,581	1,286	1,101	1,394
Releases of specific provisions
- The Netherlands	(150)	(113)	(83)	(171)	(53)
- North America	(13)	(11)	(36)	(121)	(319)
- Rest of the World	(210)	(27)	(106)	(96)	(172)
Total	(373)	(151)	(225)	(388)	(544)
Recoveries
- The Netherlands	(8)	(12)	(116)	(9)	(16)
- North America	(1)	(17)	(36)	(26)	(99)
- Rest of the World	(1)	(14)	(192)	(10)	(121)
Total	(10)	(43)	(344)	(45)	(236)
New and increased provisions (net)	2,793	3,387	717	668	614
Balance at end of year	5,711	4,564	3,001	3,646	2,987

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

Allowance for loan losses by industry
The following tables analyse the allowance for loan losses by industry at 31 December in each of the last five years.

Allowance for loan impairment by industry

(in millions of euros)	At 31 December
	2009	2008	2007
Central and local government	1	14	-
Manufacturing	2,328	1,930	378
Construction	36	33	19
Finance	513	252	144
Service industries and business activities	1,337	965	675
Agriculture, forestry and fishing	148	86	164
Property	133	70	15
Individuals	5	32	12
Home mortgages	-	-	6
Other	441	273	361
Finance leases and instalment credit	-	-	-
Total commercial	4,942	3,655	1,774
Consumer	694	863	1,227
Banks	75	46	-
Total allowance	5,711	4,564	3,001

(in millions of euros)	At 31 December
	2007	2006	2005
Basic materials	109	115	165
Real estate	49	58	109
Industrials	558	338	173
Energy	72	103	79
Financial services	213	215	299
TMT (media and communications)	69	72	81
Consumer cyclical	463	1,054	1,010
Consumer non-cyclical	223	322	207
Health	18	67	23
Total commercial(1)	1,774	2,344	2,146
Consumer (2)	1,227	1,302	841
Banks	-	-	-
Total allowances	3,001	3,646	2,987

(1)	Commercial loans are evaluated on an individual basis. For more details, see note 18 in Section 6: ‘Financial Statements’.
(2)	Consumer loans are generally evaluated on a portfolio basis. For more details, see note 18 in Section 6: ‘Financial Statements’.

Analysis of loans by industry
The following tables analyse the percentage of loans in each industry to total loans at 31 December of each of the last five years.

Loans by industry

(in percentages)	At 31 December
	2009	2008	2007
Central and local government	0.6	0.4	-
Manufacturing	18.9	22.4	19.6
Construction	1.6	1.4	1.7
Finance	24.7	24.5	25.3
Service industries and other business activities	44.4	40.7	40.0
Agriculture, forestry and fishing	5.0	3.7	5.7
Property and mortgages	4.8	6.9	7.7
Total commercial loans (gross)	100.0	100.0	100.0

(in percentages)	At 31 December
	2007	2006	2005
Basic materials	7.4	8.3	5.4
Real estate	7.8	13.2	17.3
Industrials	25.3	22.0	14.9
Energy	7.4	3.0	4.9
Financial services	15.6	11.9	14.8
TMT (media and communications)	7.1	5.6	6.9
Consumer cyclical	15.4	24.3	24.0
Consumer non-cyclical	11.7	9.0	8.1
Health	2.3	2.7	3.7
Total commercial loans (gross)	100.0	100.0	100.0

Net provisions for loan losses by industry
The following tables analyse net provisions charges for loan losses by industry for each of the last five years.

Loan losses by industry

(in millions of euros)	At 31 December
	2009	2008	2007
Central and local government	1	8	-
Manufacturing	887	1,781	-
Construction	18	18	-
Finance	437	184	-
Service industries and business activities	747	570	-
Agriculture, forestry and fishing	83	54	-
Property	92	47	-
Home mortgages	2	5	-
Other	-	224	68
Total commercial	2,267	2,891	68
Total consumer	624	563	696
Total net provisions	2,891	3,454	764
Of which interest in suspense	98	67	47
Total specific provisions (net)	2,793	3,387	717

(in millions of euros)	At 31 December
	2007	2006	2005
Basic materials	17	33	(97)
Real estate	15	40	8
Industrials	125	47	(10)
Energy	(27)	61	(50)
Financial services	86	26	98
TMT (media and communications)	7	(44)	(28)
Consumer cyclical	(181)	237	167
Consumer non-cyclical	143	70	75
Health	(117)	(64)	59
Total commercial	68	406	222
Total consumer	696	378	465
Total net provisions	764	784	687
Of which interest in suspense	47	116	73
Total specific provisions (net)	717	668	614

Analysis of write-offs by industry
The following tables analyse the amounts written off by industry during the last five years.

Write-offs by industry

(in millions of euros)	At 31 December
	2009	2008	2007
Central and local government	11	-	-
Manufacturing	205	108	-
Construction	12	-	-
Finance	182	109	-
Service industries and business activities	325	246	-
Agriculture, forestry and fishing	13	-	-
Property	35	-	-
Individuals	16	-	-
Home mortgages	-	91	-
Other	-	51	189
Finance leases and instalment credit	-	-	-
Total commercial	799	605	189
Total consumer	466	207	1,414
Total written-off	1,265	812	1,603

(in millions of euros)	At 31 December
	2007	2006	2005
Basic materials	26	60	21
Real estate	13	29	13
Industrials	(27)	108	117
Energy	(9)	22	28
Financial services	56	69	39
TMT (media and communications)	7	43	16
Consumer cyclical	160	232	150
Consumer non-cyclical	64	119	68
Health	(103)	46	36
Other items	2	–	–
Total commercial	189	728	488
Total consumer	1,414	616	582
Total written-off	1,603	1,344	1,070

Cross-border outstandings
ABN AMRO’s operations involve significant exposure in non-local currencies. Cross-border outstandings are based on the country of domicile of the borrower and are comprised of loans denominated in currencies other than the borrower’s local currency. Cross-border outstandings exceeding 1% of total assets at 31 December 2009, 2008, 2007, 2006 and 2005 are shown in the following tables. These figures are not netted for any legally enforceable written guarantees of principal or interest by domestic or other non-local third parties. At the dates below, there are no outstandings exceeding 1% of total assets in any country where current conditions give rise to liquidity problems which are expected to have a material impact on the timely repayment of interest or principal. The table does not include off-balance sheet items.

Cross-border outstandings

(in millions of euros, except percentages)	Percentage of total assets	Total amount	Commercial	Public sector	Consumer
At 31 December 2009
France	2.73	12,814	3,088	6,174	3,552
United Kingdom	6.75	31,697	14,410	1,106	16,181
United States	3.59	16,844	4,571	4,314	7,959
Spain	3.82	17,913	17,072	296	545
Germany	3.56	16,725	2,486	12,029	2,210
Belgium	1.09	5,115	1,308	1,360	2,447
Ireland	0.92	4,304	775	285	3,244
Italy	1.31	6,135	818	3,256	2,061
Luxembourg	0.88	4,147	747	26	3,374
At 31 December 2008
France	5.04	33,595	26,296	2,232	5,067
United Kingdom	4.89	32,590	16,818	1,119	14,653
United States	3.14	20,956	8,426	5,213	7,317
Spain	2.77	18,474	17,202	177	1,095
Germany	2.34	15,571	3,748	9,074	2,749
Belgium	1.02	6,785	2,261	1,731	2,793
Ireland	0.96	6,428	1,153	285	4,990
Italy	0.96	6,419	1,182	3,054	2,183
Luxembourg	0.75	5,026	1,096	-	3,930
At 31 December 2007
United Kingdom	10.16	104,248	37,807	58	66,383
France	6.11	62,638	42,815	7,464	12,359
Germany	3.37	34,585	6,249	17,699	10,637
United States	2.56	26,212	10,184	3,731	12,297
Spain	2.19	22,419	12,748	1,228	8,443
Italy	1.65	16,958	6,317	6,288	4,353
Japan	1.14	11,642	559	6,486	4,597
Ireland	1.07	11,022	2,835	211	7,976
Belgium	0.86	8,806	2,505	2,718	3,583
At 31 December 2006
United Kingdom	6.14	60,590	33,250	637	26,703
France	5.35	52,817	31,904	7,177	13,736
Germany	4.19	41,313	12,348	23,463	5,502
United States	2.63	25,997	8,226	1,547	16,224
Italy	2.62	25,886	4,533	9,732	11,621
Spain	1.73	17,110	13,015	1,229	2,866
Japan	1.14	11,271	651	7,872	2,748
Ireland	0.95	9,372	1,882	268	7,222
Belgium	0.81	8,043	2,075	2,513	3,455
At 31 December 2005
United Kingdom	5.29	46,570	21,200	210	25,160
France	2.37	20,852	13,109	3,250	4,493
Germany	4.87	42,938	10,317	26,424	6,197
United States	2.59	22,771	3,915	3,361	15,495
Italy	2.49	21,920	6,240	11,532	4,148
Spain	1.99	17,546	11,949	2,516	3,081
Japan	2.38	20,982	305	17,935	2,742
Sweden	0.85	7,509	2,355	3,005	2,149
Ireland	0.80	7,017	3,574	557	2,886
Belgium	1.03	9,050	2,331	2,777	3,942

Cross-Border Outstandings Between 0.75% and 1% of Total Assets
Cross-border outstandings to borrowers in countries in which such outstandings amounted to between 0.75% and 1% of total assets totalled EUR 4,304 million at 31 December 2009 (2008: EUR 17,873 million) and related to Ireland (2008: Ireland, Italy and Luxembourg ).

Loan concentrations
One of the principal factors influencing the quality of ABN AMRO’s earnings and loan portfolio is diversification of loans by region, industry and borrower. A concentration exists when loans are made to borrowers, all of whom are subject to approximately the same effects from changes in economic conditions or other factors. Apart from previously disclosed positions on industries and regions at 31 December 2009, there was no concentration of loans exceeding 10% of ABN AMRO’s total loans (gross).

Liabilities
Deposits and short-term borrowings are included in the balance sheet items Due to banks, Due to customers and Issued debt securities.

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

(in millions of euros)	2009		2008		2007
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
Banks
The Netherlands
Time deposits (1)	31,128	3.3%	51,647	4.5%	54,845	4.4%
Demand deposits/Current account	4,361	2.5%	9,017	3.3%	8,823	3.9%
Foreign
Time deposits (1)	11,299	1,7%	32,031	4.6%	36,322	4.6%
Demand deposits/Current account	2,917	1.7%	7,038	2.6%	8,352	3.1%

Total customer accounts
The Netherlands
Saving accounts	57,215	3.0%	52,919	3.4%	50,602	3.1%
Time deposits	25,416	3.9%	37,041	4.3%	39,349	4.0%
Demand deposits/Current account	50,402	1.8%	46,443	2.8%	44,513	2.9%
Others	-	-	-	-	6,490	5.3%
Foreign
Saving accounts	11,217	2.1%	13,724	3.1%	13,822	3.9%
Time deposits (1)	19,467	2.4%	47,807	3.6%	60,817	4.0%
Demand deposits/Current account	26,963	0.9%	28,455	2.4%	30,967	3.2%
Others	-	-	-	-	7,760	5.0%

(1)
Includes ABN AMRO’s Eurodollar deposit activities and professional securities transactions. Time deposits are funds for which the original term, the period of notice and interest payable have been agreed with the counterparty.

Deposits of $100,000 or more
At 31 December 2009, deposits of $100,000 or more or the equivalent in other currencies, held by branches in the United States, in time deposits and certificates of deposits by term remaining until maturity were:

Deposits of $ 100,000 or more

(in millions of euros)	At 31 December 2009	At 31 December 2008
3 months or less	533	3,246
More than 3 months but less than 6 months	86	32
More than 6 months but less than 12 months	3	-
Over 12 months	981	37
Total	1,603	3,315

Short-term borrowings
Short-term borrowings are borrowings with an original maturity of one year or less. These are included in ABN AMRO’s consolidated balance sheet under the items Due to banks, Due to customers and Issued debt securities. Categories of short-term borrowings for which the average balance outstanding during the preceding three fiscal years was equal to or greater than 30% of consolidated shareholders’ equity at 31 December, were included in the item Issued debt securities and consisted of certificates of deposits and commercial paper. An analysis of the balance and interest rates paid on these short-term borrowings is provided below.

(in millions of euros, except percentages)	2009	2008	2007
Year-end balance	21,179	30,020	43,396
Average balance	27,915	39,411	52,966
Maximum month-end balance	32,923	47,172	59,185
Average interest rate during the year	2.2%	4.3%	4.8%
Average interest rate at year-end	1.4%	3.7%	5.6%

Major Shareholders and Ownership

On 17 October 2007 RFS Holdings B.V. (‘RFS Holdings’), a company incorporated by RBS Group, Fortis and Santander acquired 85.6% of ABN AMRO Holding N.V. Through subsequent purchases RFS Holdings increased its stake in ABN AMRO to 99.3% as at 31 December 2007. RFS Holdings started squeeze-out proceedings in order to acquire the remainder of the shares in ABN AMRO from minority shareholders and this procedure was completed on 22 September 2008. As a result RFS Holdings is from that date the sole shareholder of ABN AMRO Holding N.V.

RFS Holdings controlled by The Royal Bank of Scotland Group plc, which is incorporated in the UK and registered at 36 St. Andrew Square, Edinburgh, Scotland and The Royal Bank of Scotland Group plc is the ultimate parent company of ABN AMRO Holding N.V.

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

Issued share capital
The issued share capital of ABN AMRO Holding N.V. consists of 3,306,843,332 ordinary shares with a nominal value of EUR 0.56.

Dividend policy
ABN AMRO's policy is to pay dividends on ordinary shares taking account the capital position and prospects.

In this context, ABN AMRO expects to pay dividends to RFS Holdings in conjunction with the release of capital arising from the sale, or transfer to Consortium Members, of ABN AMRO's businesses as part of the separation process to enable RFS Holdings to pay dividends to its shareholders.

Articles of Association

The description set out below is a summary of the material information relating to ABN AMRO Holding’s share capital, including summaries of certain provisions of the Articles of Association and applicable Dutch law in effect at the relevant date. The Articles of Association of ABN AMRO Holding N.V. were last amended by a notarial deed executed by Mr R.J.C. van Helden, civil law notary in Amsterdam on 24 November 2008, under register entry number 2008.001536.01. The certificate of no objection of the Ministry of Justice on the amendments to the Articles of Association was issued by the Ministry of Justice under the number N.V. 385573.

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

Share capital
The Company’s authorised share capital amounts to EUR 4,704,000,224. It is divided into 8,400,000,400 ordinary shares, each with a nominal value of EUR 0.56. For description of the dividend and voting rights attached to these shares refer to Section 7: ‘Other Information’.

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

Meetings of Shareholders and convocation
General meetings of shareholders shall be held in Amsterdam, or in The Hague, Rotterdam, Utrecht or Haarlemmermeer (Schiphol). Annual meetings must be held within six months of the end of each financial year. In addition, General meetings of shareholders shall be held as frequently as deemed necessary by the Managing Board or the Supervisory Board and when required by law or by the Articles of Association. General meetings of shareholders shall be convened by the Managing Board or the Supervisory Board, without prejudice to the provisions of Sections 110, 111 and 112 of Book 2 of the Netherlands Civil Code. Convocation shall take place not later than on the fifteenth day prior to the day of the meeting. Convocation shall state the items to be discussed or alternatively notice shall be given that such items may be inspected at the Company’s offices. Proposals to amend the Articles of Association or proposals relating to a reduction of the Company’s capital shall always be included in the actual convocation.

Material Contracts

During the past two years, ABN AMRO was not a party to any contract outside its ordinary course of business that was material to it as a whole, except as disclosed in Section 1 – ‘Chairman's Review – Separation’, Section 2 – ‘Information about the Company - EC Remedy’, Section 4 – ‘Risk and Capital Management - Risk Factors - Risk factors in relation to the Asset Protection Scheme’ and Section 6 – ‘Financial Statements - note 40: Securitisations and other credit risk mitigants’.

Trend Information

The composition of ABN AMRO's revenues, assets and liabilities and its overall performance are affected by changing economic conditions and changing conditions in financial markets, as well as regulatory changes.

We expect that liquidity disruptions, instability and volatility will continue to affect the credit and financial markets in 2010. In addition, regulatory changes will take place in the future that we expect will increase the overall level of regulation in the markets.

The transfer of business to RBS Group, in line with obtaining synergies and combining risk management, will continue in 2010. This process will reduce the scope of operations conducted by ABN AMRO. The core activities expected to remain within ABN AMRO will include global transaction services and local market functions.

For further discussion of some of these challenges please refer to our discussion on the current credit market environment in Section 3: ‘Operating Review’ and our 'Risk Factors' section in Section 4: ‘Risk & Capital Management’.

Off-Balance Sheet Arrangements

ABN AMRO has no off-balance sheet exposures that have or are reasonably likely to have an adverse effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

ABN AMRO’s hedging activities are non-speculative and are recognised on its balance sheet under Other Assets. For a discussion of the impact of off-balance sheet commitments and contingent liabilities see note 34 in Section 6: ‘Financial Statements’.

Code of Ethics

ABN AMRO’s Corporate Values and Business Principles set out the standards of ethical conduct that ABN AMRO expects from its employees.

The Business Principles are applicable to all our employees, including the Chairman of the Managing Board, the Chief Financial Officer and other senior financial officers. All employees are accountable for their adherence to the Business Principles.  ABN AMRO has established a whistleblowing policy that provides employees with clear and accessible channels, including a direct channel to the Audit Committee of the Supervisory Board for reporting suspect violations of the Business Principles and malpractice.

We believe the Business Principles address the standards necessary to comprise a code of ethics for the purposes of section 406 of the Sarbanes-Oxley Act.

The Business Principles are accessible on our website at www.abnamro.com, under the heading ‘About ABN AMRO’ followed by ‘Business Principles’. A copy of our Business Principles is also available upon request, free of charge, by writing or telephoning us at:

ABN AMRO N.V
P.O. Box 283
1000 EA  Amsterdam
The Netherlands
Tel: +31 20 6289393

Central Works Council

The Central Works Council (‘CWC’) represents the employees of ABN AMRO who are active in the Netherlands. In this capacity the CWC regularly consults with the management of the bank. Since the Dutch State nationalised Fortis Bank Nederland, including the activities that Fortis had previously purchased from ABN AMRO, Caroline Princen, Head of Human Resources, has acted as the CWC’s consulting partner.

In response to the Dutch State’s intention to combine the activities of Fortis Bank Nederland and the Dutch State acquired businesses segment of ABN AMRO, the CWC decided to take a position on – and thus make a contribution to – this process. The CWC drew up its own ‘Vision on the new bank’ for this purpose. This vision was positively welcomed by the entire Employee Representation Body (‘ERB’) and communicated to all relevant stakeholders.

In the past year, the various ERB organs of ABN AMRO dealt with a series of requests for advice under the overall direction of the CWC. In each case every effort was made to obtain information at an early stage in order to ensure timely and high-quality advice. The CWC believes this early involvement created excellent opportunities to influence the decision making in the interests of the employees. This approach also enabled the full ERB of ABN AMRO to achieve uniform opinion and decision making within the advisory process, with a clear distribution of duties and responsibilities while making use of the expertise of the entire ERB.

The most important issues addressed in the past year were:

Legal demerger
On 6 February 2010, the businesses of ABN AMRO acquired by the Dutch State were legally demerged from the RBS acquired businesses. During the advisory process surrounding this legal demerger, the CWC made arrangements that are important to certain groups of employees. These arrangements concern, for example, the pension plans of all employees and the legal position of the Central Items business segment and outsourced employees who wish to make use of the return guarantee.

Transition plan
Early in November, the CWC issued advice on the first phase of the transition plan. Now that the integration of Fortis Bank Nederland and the Dutch State acquired businesses looks set to become reality, the time has come to start building a new bank together. Going forward, the CWC sees a promising future for ABN AMRO. The new bank is one that genuinely puts the client first, while seeking to build long-term relationships with clients and employees alike. The CWC is of the opinion that the plans offer good prospects for creating a wonderful new bank.

The CWC has found that ABN AMRO’s vision on the new bank largely corresponds with its own, which is based on long term thinking, putting the client first and promoting risk awareness among all employees. Though the CWC is enthusiastic about the proposed plans, it also has certain major points of concern. These mainly relate to the integration process, which will inevitably lead to substantial job losses. The CWC is committed to ensuring that the employees who become redundant are given an opportunity to properly develop themselves “from work to work”. To this end, it will be involved in all work to work processes and other relevant HR initiatives. It will also closely and continuously monitor the Redeployment Centre’s activities and results. In addition, the CWC wants to ensure that the selection and matching process is carried out in a transparent, honest and understandable manner. Among other things, it has been agreed that emphasis will be given to people management qualities in the appointment and development of managers. Furthermore, the institution of “confidential officer” will be reinstated as an alternative for the manager or HR Business Partner. Finally, the new bank will make sustainability a strong priority.

EC Remedy
The Heads of Agreement reached between the Ministry of Finance and Deutsche Bank on 19 October 2009 about the sale of New HBU II has resulted in an agreement at the end of December 2009. To protect the interests of the New HBU II, IFN Finance and ABN AMRO Bank employees as much as possible, the CWC has claimed a right to consultation on the proposed decision to conclude a Sale and Purchase Agreement with Deutsche Bank.

The CWC thanks the Management for its open and extremely constructive manner of cooperation in the past period. In addition, the CWC thanks the ERB members as well as all employees who jointly made it possible to complete the important advisory processes during this hectic period in a timely and responsible manner.

Abbreviations

ABCP	Asset-backed commercial paper
ABS	Asset-backed securities
ADR	American Depositary Receipt
AFM	Autoriteit Financiële Markten (Netherlands Authority for the Financial Markets)
AFS	Available-for-sale
AUD	Australian dollar
bp	Basis point
BRL	Brazilian real
BU(s)	Business Unit(s)
CAD	(the EU’s) Capital Adequacy Directive
CDO	Collaterised debt obligation
CDPC	Credit derivative product company
CDS	Credit default swap
CLO	Collaterised loan obligation
CMBS	Commerical mortgage-backed securities
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CP	Commerical paper
CRD	(the EU’s) Capital Requirements Directive
CVA	Credit valuation adjustment
CWC	(Dutch) Central Works Council
DNB	De Nederlandsche Bank N.V. (Dutch Central Bank)
DNO	Declaration of no-objection
EBITDA	Earnings before interest, taxes, depreciation and amortisation
EU	European Union
EUR	Euro
EVP	Executive Vice President
FTE	Full-time equivalent (a measurement of number of staff)
GAAP	General Accepted Accounting Principles
GBP	Great Britain pound
GRM	Group Risk Management
HR	Human Resources
HTM	Held-to-maturity
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IBNI	Incurred-but-not-identified
ID&JG	International Diamond & Jewelry Group
IFRIC	IASB International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IT	Information Technology
LIBOR	London Interbank Offered Rate
M&A	Mergers & Acquisitions
MD	Managing director
MiFID	(the EU’s) Markets in Financial Instruments Directive
MYR	Malaysian ringgit
NYSE	New York Stock Exchange
OCI	Other comprehensive income
OECD	Organisation for Economic Cooperation and Development
OFAC	(US) Office of Foreign Assets Control
OTC	Over-the-counter
PKR	Pakistan rupee
RMBS	Residential mortgage-backed securities
RWA	Risk-weighted assets
SEC	(US) Securities and Exchange Commission
SEVP	Senior Executive Vice President
SMEs	Small to medium-sized enterprises
SPE	Special purpose entity
TRY	New Turkish lira
USD	US dollar

Documents on Display

We are subject to the information requirements of the US Securities Exchange Act of 1934, as amended, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance therewith, we file or furnish reports and other information with the SEC. For further information about ABN AMRO, we refer you to the filings we have made with the SEC. Statements contained in this Annual Report concerning the contents of any document are not necessarily complete. If a document has been filed as an exhibit to any filing we have made with the SEC, we refer you to the copy of the document that has been filed. Each statement in this Annual Report relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 100 F Street, N.E., Washington D.C. 20549, and at the SEC’s regional offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed at www.sec.gov. Some, but not all, of our registration statements and reports are available at the SEC’s website.

ABN AMRO’s recent annual reports on Form 20-F and quarterly and current reports on Form 6-K, as well as ABN AMRO’s other filings with the SEC, are also available free of charge through the ABN AMRO website by clicking on ‘About ABN AMRO’ followed by ‘Investor Relations’ followed by ‘Financial Archives’.

Exhibits

We have filed the following documents as exhibits to this report:

EXHIBITS
Exhibit Number	Description of Exhibit
1.11	English translation of the Articles of Association of ABN AMRO Holding N.V.
1.23	English translation of the Articles of Association of ABN AMRO Bank N.V.
1.33	English translation of the Constitutional Documents of Stichting Administratiekantoor ABN AMRO Holding
2.13
Amended and Restated Deposit Agreement dated as of 20 May 1997 between ABN AMRO Holding N.V. and Morgan Guarantee Trust Company of New York (succeeded through merger by JPMorgan Chase Bank), as Depositary

2.23	Form of American Depositary Receipt
2.34
Amended and Restated Trust Agreement of ABN AMRO Capital Funding Trust V, dated 3 July 2003, among the Regular Trustees named therein, The Bank of New York (Delaware), as Delaware trustee, BNY Midwest Trust Company, as property trustee, LaSalle Funding LLC, as sponsor, and ABN AMRO Holding N.V., as guarantor

2.45
Amended and Restated Trust Agreement of ABN AMRO Capital Funding Trust VI, dated 30 September 2003, among the Regular Trustees named therein, The Bank of New York (Delaware), as Delaware trustee, BNY Midwest Trust Company, as property trustee, LaSalle Funding LLC, as sponsor, and ABN AMRO Holding N.V., as guarantor

2.56
Amended and Restated Trust Agreement of ABN AMRO Capital Funding Trust VII, dated 18 February 2004, among the Regular Trustees named therein, The Bank of New York (Delaware), as Delaware trustee, BNY Midwest Trust Company, as property trustee, LaSalle Funding LLC, as sponsor, and ABN AMRO Holding N.V., as guarantor

4.22
Summary in English of the Share Purchase Agreement entered into on 26 September 2005 with Banca Popolare Italiana, Fingruppo Holding S.p.A., G.P. Finanziaria S.p.A., Tiberio Lonati, Fausto Lonati, Ettore Lonati and Magiste International S.A.

7.1	Statement regarding computation of ratio of earnings to fixed charges
8.17	List of Subsidiaries
12.1	Certification by the Chairman of the Managing Board pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of periodic financial report pursuant to 18 USC. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act
14.1	Consent of Deloitte Accountants B.V., independent registered public accounting firm
14.2	Consent of Ernst & Young Accountants LLP, independent registered public accounting firm

_______________________
1	Previously filed as an exhibit to our annual report on Form 20-F for the year ended 31 December 2008 filed on 27 March 2009.
2	Previously filed as an exhibit to our annual report on Form 20-F for the year ended 31 December 2005 filed on 3 April 2006.
3	Previously filed as an exhibit to, or incorporated by reference as indicated in, our annual report on Form 20-F for the year ended 31 December 2002 filed on 28 March 2003.
4	Previously filed as an exhibit to our annual report on Form 20-F for the year ended 31 December 2003 filed on 31 March 2004.
5	Previously filed under cover of Form 6-K on 2 October 2003.
6	Previously filed under cover of Form 6-K on 19 February 2004.
7	Incorporated herein by reference to Note 48 to our consolidated financial statements included herein.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this report on its behalf.

ABN AMRO HOLDING N.V. (Registrant)
26 March 2010	By:	/s/ Gerrit Zalm
		Name:	Gerrit Zalm
		Title:	Chairman of the Managing Board

	By:	/s/ David Cole
		Name:	David Cole
		Title:	Chief Financial Officer

How to order reports

This report can be downloaded from www.abnamro.com and www.rbs.com.
Printed copies can be ordered:
•	on the internet at www.abnamro.com
•	by phone: +44 207 672 1758
•	by e-mail: investor.relations@rbs.com

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