Form 20-F
period 2010-12-31
RBS Holdings N.V.
filed 2011-03-30
CIK 1038727

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 Commission file number: 1-14624

RBS Holdings N.V.
 (Exact name of Registrant as specified in its charter)

The Netherlands
(Jurisdiction of incorporation)

Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Guarantee of 5.90% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Trust V	New York Stock Exchange*
Guarantee of 6.25% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Trust VI	New York Stock Exchange**
Guarantee of 6.08% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Trust VII	New York Stock Exchange***
5.90% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Trust V	New York Stock Exchange
6.25% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Trust VI	New York Stock Exchange
6.08% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Trust VII	New York Stock Exchange
Leveraged CPI Linked Securities due January 13, 2020	NYSE Arca
Structured Hybrid Equity LinkeD Securities (SHIELDS) due January 16 2014 linked to the S&P 500 Index	NYSE Arca
RBS US Large Cap Trendpilot Exchange Traded Notes	NYSE Arca
RBS US Mid Cap Trendpilot Exchange Traded Notes	NYSE Arca
RBS Gold Trendpilot Exchange Traded Notes	NYSE Arca
____________________
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

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each class of common stock as of the close of the period covered by the annual report

(Title of each class)	(Number of outstanding shares)
Ordinary shares, par value €0.56 per share	3,306,843,332

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒  Yes     ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes     ☒  No

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

☒  Yes     ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐  Yes     ☐  No

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐  U.S. GAAP
☒  International Financial Reporting Standards as issued by the International Accounting Standards Board
☐  Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17      ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes     ☒  No

RBS Holdings N.V.
Annual Report and Accounts 2010

Annual Report and Accounts	Contents

2	SEC Form 20-F cross reference
4	Management Board Report
	4	Chairman's Statement
	5	Business Review
	80	Governance
95	Financial Statements
	96	Consolidated income statement
	97	Consolidated statements of comprehensive income
	98	Consolidated balance sheets
	99	Consolidated statements of changes in equity
	101	Consolidated cash flow statements
	102	Accounting policies
	113	Notes on the accounts
		1	Net interest income	113
		2	Non-interest income	113
		3	Operating expenses	114
		4	Pension costs	115
		5	Auditor's remuneration	117
		6	Tax	118
		7	Dividends	118
		8	Financial instruments - classification	119
		9	Financial instruments - valuation	122
		10	Financial instruments - maturity analysis	135
		11	Financial assets - impairments	137
		12	Derivatives	138
		13	Debt securities	140
		14	Equity shares	142
		15	Major subsidiaries and participating interests	143
		16	Intangible assets	144
		17	Property, plant and equipment	146
		18	Prepayments, accrued income and other assets	147
		19	Discontinued operations and assets and liabilities of disposal groups	148
		20	Settlement balances and short positions	149
		21	Accruals, deferred income and other liabilities	149
		22	Deferred taxation	150
		23	Subordinated liabilities	151
		24	Share capital	155
		25	Reserves	155
		26	Collateral and securitisations	156
		27	Capital resources	157
		28	Memorandum items	158
		29	Changes in operating assets and liabilities	161
		30	Interest received and paid	161
		31	Analysis of cash and cash equivalents	161
		32	Segmental analysis	162
		33	Risk and balance sheet management	166
		34	Remuneration of Managing Board and Supervisory Board	184
		35	Related parties	186
		36	Joint ventures	188
		37	Post balance sheet events	188
		38	Supplemental condensed consolidating financial information	189

198	Other information
204	Additional information

SEC Form 20-F cross reference

Form 20 F Item	Item caption	Page reference in this document
PART I 1	Identity of Directors, Senior management and Advisors	Not applicable
2	Offer Statistics and Expected Timetable	Not applicable
3	Key Information
	Selected financial data	10-11, 155, 197, 204, 212, 220
	Capitalisation and indebtedness	Not applicable
	Reason for the offer and use of proceeds	Not applicable
	Risk factors	9, 221-231
4	Information on the Company	13-18, 33-34, 37-79,138-143, 166-183, 204-212
	History and development of the Company	4, 8, 102, 219-220, 238
	Business overview	4, 8,102,162-165, 217-219
	Organisational structure	4, 8,143,162
	Property, plant and equipment	146-147, 213
4A	Unresolved Staff Comments	Not applicable
5	Operating and Financial Review and Prospects
	Operating results	10-27, 44, 114, 138-139, 217-219
	Liquidity and capital resources	33-79, 101, 119-136, 138-139, 166-171, 217-219
	Research and Development, Patent and Licenses etc	Not applicable
	Trend information	9, 219, 221-231
	Off-balance sheet arrangements	140-142,156,158-159, 220
	Tabular disclosure of contractual obligations	37-42, 156, 159, 166-169, 212
6	Directors, Senior Management and Employees
	Directors and senior management	82-83, 85-87
	Compensation	91-92, 109-111, 114-117, 184-185
	Board practices	28-29, 81-87, 90-92
	Employees	19, 114-117
	Share ownership	220
7	Major Shareholders and Related Party Transactions
	Major shareholders	220
	Related party transactions	186-187
	Interest of experts and counsel	Not applicable
8	Financial Information
	Consolidated statements and other financial information	96-197, 200
	Significant changes	188
9	The offer and listing
	Offer and listing details	Not applicable
	Plan of distributions	Not applicable
	Markets	220
	Selling shareholders	Not applicable
	Dilution	Not applicable
	Expense of the issue	Not applicable
10	Additional Information
	Share capital	Not applicable
	Memorandum and Articles of Association	201-202
	Material contracts	220
	Exchange controls	Not applicable
	Taxation	Not applicable
	Dividends and paying agents	Not applicable
	Statements by experts	Not applicable
	Documents on display	237
	Subsidiary information	Not applicable
11	Quantitative and Qualitative Disclosures about Market Risk	30-31, 43-44, 64-66, 170-171, 181-183
12	Description of Securities other than Equity Securities	Not applicable

SEC Form 20-F cross reference continued

Form 20 F Item	Item caption	Page reference in this document
PART II 13	Defaults, Dividends, Arrearages and Delinquencies	Not applicable
14	Material Modifications to the Rights of Security Holders and use of Proceeds	Not applicable
15	Controls and Procedures	93-94
16A	Audit Committee Financial Expert	84-85, 90-91
16B	Code of Ethics	87, 202
16C	Principal Accountant Fees and Services	84-85, 117
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated purchases	Not applicable
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance	81
PART III 17	Financial statements	Not applicable
18	Financial statements	96-197
19	Exhibits

Chairman's Statement

The year 2010 was marked by the successful legal separation of the Dutch State acquired businesses included in the new ABN AMRO Bank N.V. (formerly known as ABN AMRO II N.V.) from the residual RBS acquired businesses on 1 April 2010. At the same time, 2010 was a year of economic uncertainty, requiring increased focus on business as usual in what still was a transitional year.

Results of operations in 2010
In a challenging business climate, the Group recorded a profit for the period of €1,108 million comprising a gain after tax of €123 million from continuing operations, and a gain after tax from discontinued operations of €985 million. The gain from discontinued operations was mainly attributable to the gain on the sale of the Dutch State acquired businesses.

Net Interest Income decreased in 2010 principally reflecting the significant changes in the structure of the balance sheet following transfers of businesses to The Royal Bank of Scotland plc ('RBS plc') in the course of 2009.

Non–interest income increased significantly from the loss reported in 2009 predominantly due to improvements in income from trading activities, where the business did not experience the large losses on trading counterparties as seen in 2009. In addition, the Core businesses’ operating profit improved, which was largely due to progress in Global Banking & Markets, mainly attributable to movements in credit spreads on a portfolio of credit default swaps, in comparison to high losses in the prior period.

Non-Core’s run-off programme remains on track, with sales of businesses in Latin America, Asia, Europe and the Middle East agreed in 2010. Loan impairments were lower for 2010 due to lower specific commercial and retail provisions in comparison to large specific provisions that were made in 2009.

Total equity as at the 31 December 2010 was €5 billion, a decrease of €14 billion compared to 31 December 2009. Share premium and retained earnings decreased as a result of dividend distributions by RBS Holdings N.V. to RFS Holdings B.V. for the benefit of Santander and the Dutch State.

Separation
RFS Holdings B.V. has now substantially completed the separation of the business units of RBS Holdings N.V. As part of this reorganisation, on 6 February 2010, the businesses of RBS Holdings acquired by the Dutch State were legally demerged and were transferred into a newly established company, ABN AMRO Bank N.V. (save for certain assets and liabilities acquired by the Dutch State that were not part of the legal separation and which will be transferred to ABN AMRO Bank N.V. as soon as possible).

Legal separation of ABN AMRO Bank N.V. occurred on 1 April 2010, with the shares in that entity being transferred by RBS Holdings to a holding company called ABN AMRO Group N.V., which is owned by the Dutch State.

As at 31 December 2010, RBS Group's shareholding in RFS Holdings was increased to 97.7%.  As at 31 December 2010, the remaining assets and liabilities in RBS N.V. that have not yet been sold, wound down or alternatively transferred by the consortium members, the so-called ‘Shared Assets’, in which each of the consortium shareholders has a joint and indirect interest represent 0.3% of the Group's assets.

Following the legal separation, RBS Holdings N.V. has one direct subsidiary, RBS N.V., a fully operational bank within the RBS Group. RBS N.V. is independently rated and regulated by the Dutch Central Bank. As announced on 1 April 2010, RBS N.V. has appointed new Supervisory and Managing Boards. The members on these boards are the same for the RBS Holdings N.V. boards.

Capital
The Group continued to be well capitalised. At 31 December 2010, the Group's Total capital ratio was 15.8%, the Tier 1 capital ratio was 11.0% and the Core Tier 1 capital ratio was 8.7%.

On behalf of the Managing  Board, I would like to thank all our employees and clients for their continued commitment during another eventful period.

Jan de Ruiter
Chairman of the Managing Board of RBS Holdings N.V.

Amsterdam, 28 March 2011

Report and accounts	Business Review Contents

6	Presentation of information
7	Forward-looking statements
8	Description of business
9	Risk factors
10	Key financials
11	Summary consolidated income statement
13	Analysis of results
19	Divisional performance
25	Consolidated balance sheet
28	Risk and balance sheet management
28	- Introduction
33	- Capital
37	- Funding and liquidity risk
43	- Interest rate risk
44	- Structural foreign exchange risk
45	Risk management
45	- Credit risk
64	- Market risk
67	- Operational risk
69	- Regulatory risk
69	- Reputation risk
71	- Other risk exposures
78	Asset Protection Scheme back-to-back

Presentation of information	Business Review

In the Report and Accounts and unless specified otherwise, the terms 'company' and 'RBS Holdings' mean RBS Holdings N.V. The term 'Group' refers to RBS Holdings and its consolidated subsidiaries. 'RBS N.V.' refers to The Royal Bank of Scotland N.V. The terms 'Consortium' and 'Consortium Members' refer to the banks The Royal Bank of Scotland Group plc ('RBS Group'), the Dutch State (successor to Fortis) and Banco Santander S.A. ('Santander') who jointly acquired RBS Holdings on 17 October 2007 through RFS Holdings B.V. ('RFS Holdings').

The Group publishes its financial statements in 'euro', the European single currency. The abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively. Reference to '$' is to United States of America ('US') dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively.

Certain information in this report is presented separately for domestic and foreign activities. Domestic activities consist of transactions within the Netherlands. Geographic analysis is based on the location of the Group's entity in which the transaction is recorded.

The results, assets and liabilities of individual business units are classified as trading or non-trading based on their predominant activity. Although this method may result in some non-trading activity being classified as trading, and vice versa, any resulting misclassification is not material.

All annual averages in this report are based on month-end figures. Management does not believe that these month-end averages present trends materially different from those that would be presented by daily averages.

International Financial Reporting Standards
Unless otherwise indicated, the financial information contained in this Annual Report has been prepared in accordance with International Financial Reporting Standards ('IFRS') as adopted by the European Union ('EU') and IFRS as issued by the International Accounting Standard Board ('IASB'), which vary in certain significant respects from accounting principles generally accepted in the United States ('US'), or 'US GAAP'.

Restatements and changes in presentation
Divisional results for 2009 and 2008 have been restated to reflect the Group's new organisational structure that includes four reportable segments, Global Banking & Markets ('GBM'), Global Transaction Services ('GTS') and Central Items, together the 'Core' segments, and the Non-Core segment. The changes do not affect the Group's results. Comparatives have been restated accordingly.

Legal separation of ABN AMRO Bank N.V. took place on 1 April 2010. As a result the Group no longer consolidates the interests of ABN AMRO Bank N.V. and its results are classified as discontinued operations. Results for 2009 and 2008 have been re-presented accordingly.

The Group is majority owned by RBS Group and therefore the presentation of the financial statements has been aligned with that of RBS Group, the ultimate parent company. Further details of the reclassifications are provided in the financial statements on page 102. The changes do not affect the Group's accounting policies, results, total assets or total liabilities.  The presentation of comparatives has been aligned accordingly.

Glossary
A glossary of terms is detailed on pages 232 to 236.

Forward looking statements	Business Review

Certain sections in, or incorporated by reference in, this Annual Report and Accounts contain 'forward-looking statements', such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk ('VaR')', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group's restructuring plans, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets, return on equity, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile, the Group's future financial performance, the level and extent of future impairments and write-downs, the protection provided by the asset protection scheme back-to-back contracts with the Royal Bank of Scotland plc ('RBS plc'), and the Group's potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the financial condition of RBS Group; the global economy and instability in the global financial markets, and their impact on the financial industry in general and on the Group in particular; the financial stability of other financial institutions, and the Group's counterparties and borrowers; the ability to complete restructurings on a timely basis, or at all, including the disposal of certain Non-Core assets and assets and businesses required as part of the EC State Aid restructuring plan of RBS Group; organisational restructuring; the ability to access sufficient funding to meet liquidity needs; the extent of future write-downs and impairment charges caused by depressed asset valuations; the inability to hedge certain risks economically; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group's operations) in the Netherlands, the United States, United Kingdom, the rest of Europe and other countries in which the Group operates or a change in policy of the government of the Netherlands; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of the Dutch Central Bank, the Bank of England, the Board of Governors of the Federal Reserve System and other G7 central banks; pension fund shortfalls; litigation and regulatory investigations; general operational risks; insurance claims; reputational risk; general geopolitical and economic conditions in the Netherlands and in other countries in which the Group has significant business activities or investments; changes in Dutch and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; the protection provided to the Group pursuant to the asset backed protection scheme back-to-back contracts and their effect on the Group's financial and capital position; limitations on, or additional requirements imposed on, the Group's activities as a result of HM Treasury's investment in RBS Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For a further discussion of certain risks faced by the Group, see Risk factors on pages 221 to 231.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Business review	Business Review

Description of business
Introduction
RBS Holdings N.V. was formerly named ABN AMRO Holding N.V. until it changed its name on 1 April 2010 as part of the legal separation of the Dutch State acquired businesses. The Group is an international banking group offering a wide range of banking products and financial services on a global basis.

In 2007, RFS Holdings B.V. ('RFS Holdings'), which was jointly owned by RBS Group, the Dutch State (successor to Fortis) and Santander (together the 'Consortium Members') completed the acquisition of RBS Holdings.

RFS Holdings has now substantially completed the separation of the business units of RBS Holdings. As part of this reorganisation, on 6 February 2010, the businesses of RBS Holdings acquired by the Dutch State were legally demerged and were transferred into a newly established company, ABN AMRO Bank N.V. (save for certain assets and liabilities acquired by the Dutch State that were not part of the legal separation and which will be transferred to the Dutch State as soon as possible).

Legal separation of ABN AMRO Bank N.V. occurred on 1 April 2010, with the shares in that entity having been transferred by RBS Holdings to a holding company called ABN AMRO Group N.V., which is owned by the Dutch State. Some assets and liabilities of the Dutch State acquired businesses could not be transferred to the new ABN AMRO Bank N.V. before legal separation and therefore remain temporarily in the Group.  Assets represent 0.3% of the Group's assets as at 31 December 2010.

Following legal separation, RBS Holdings has one direct subsidiary, RBS N.V. (formerly named ABN AMRO Bank N.V.), a fully operational bank within the Group. RBS N.V. is independently rated and regulated by the Dutch Central Bank. Certain assets within RBS N.V. continue to be owned by the Dutch State or shared by the Consortium Members.

As at 31 December 2010, RBS Group's shareholding in RFS Holdings was increased to 97.7%.  RFS Holdings is controlled by RBS Group, which is incorporated in the UK and registered at 36 St. Andrew Square, Edinburgh, Scotland. RBS Group is the ultimate parent company of the Group. The consolidated financial statements of the Group are included in the consolidated financial statements of RBS Group.

The Group had total assets of €200 billion and owners' equity of €5 billion at 31 December 2010. The Group's capital ratios were a Total capital ratio of 15.8%, a Core Tier 1 capital ratio of 8.7% and a Tier 1 capital ratio of 11.0%, as at 31 December 2010.

Organisational structure and business overview
Following the demerger and subsequent legal separation of the majority of the Dutch State acquired businesses into the new ABN AMRO Bank N.V., the Dutch State acquired businesses are classified as discontinued operations and no longer represent a separate segment. Profits from discontinued operations include the related operating results and the gain on sale. The comparative income statement figures for the years 2009 and 2008 have been re-presented. Any remaining Dutch State acquired assets and liabilities are presented as assets and liabilities of disposal groups as at 31 December 2010. Comparative balance sheet figures have not been re-presented.

The Group comprises four reportable segments, namely Global Banking & Markets ('GBM'), Global Transaction Services ('GTS') and Central Items, together the 'Core' segments, and the Non-Core segment.

Global Banking & Markets (GBM) represents the business providing an extensive range of debt and equity financing, risk management and investment services as a leading banking partner to major corporations and financial institutions around the world. The GBM business within the Group is organised along four principal business lines: Global Lending, Equities, Short Term Markets & Funding and Local Markets.

Global Transaction Services (GTS) provides global transaction services, offering global trade finance, transaction banking and international cash management.

Central Items includes group and corporate functions, such as treasury, capital management and finance, risk management, legal, communications and human resources. Central Items manages the Group's capital resources, statutory and regulatory obligations and provides services to the branch network.

Non-Core contains a range of separately managed businesses and asset portfolios that the Group intends to run-off or dispose of, in line with RBS Group strategy for Non-Core assets. It also includes the remaining assets and liabilities in RBS N.V. that have not yet been sold, wound down or alternatively transferred to the Consortium Members, the so-called 'Shared Assets', in which each of the consortium shareholders has a joint and indirect interest.

Business divestments
As part of the annual results release on 26 February 2009, RBS Group outlined further updates to its strategic restructuring plan, initially announced in RBS Group's 2008 annual results. The Group has been restructured into Core and Non-Core components. RBS Group expects to substantially run down or dispose of the businesses, assets and portfolios within the Non-Core division by 2013 and has announced the sales of businesses in Latin America, Asia, Europe and the Middle East.

Competition
The Group faces strong competition in all the markets it serves. Whilst bank restructuring in response to the financial crisis has seen some reduction in risk appetite from market participants, demand has also reduced as many customers have sought to de-lever and the economy has proved slow to recover.

Competition for corporate and institutional customers in the Netherlands is from banks and from large foreign financial institutions who are also active and offer combined investment and commercial banking capabilities. In asset finance, the Group competes with banks and specialised asset finance providers. In European and Asian corporate and institutional banking markets the Group competes with the large domestic banks active in these markets and with the major international banks. In the small business banking market, the Group competes with other European clearing banks, specialist finance providers and building societies.

Business review continued	Business Review

Risk factors
Set out below are certain risk factors which could affect the Group's future results and cause them to be materially different from expected results. The Group's results are also affected by competition and other factors. These risk factors, discussed in more detail in Additional information (pages 221 to 231), should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

•	The Group is reliant on RBS Group.

•	The Group's businesses, earnings and financial condition have been and will continue to be affected by the global economy and instability in the global financial markets.

•
An extensive restructuring and balance sheet reduction programme of RBS Group is ongoing and may adversely affect the Group's business, results of operations, financial condition, capital ratios and liquidity.

•	Lack of liquidity is a risk to the Group's business and its ability to access sources of liquidity has been, and will continue to be, constrained.

•
The financial performance of the Group has been affected by deteriorations in borrower credit quality and it may continue to be impacted by any further deteriorations, including as a result of prevailing economic and market conditions, and legal and regulatory developments.

•	The actual or perceived failure or worsening credit of the Group's counterparties has adversely affected and could continue to adversely affect the Group.

•
The Group's earnings and financial condition have been, and its future earnings and financial condition may continue to be, affected by depressed asset valuations resulting from poor market conditions.

•
Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis risks associated with hedging transactions, volatility and correlation risks and other market factors have significantly affected and will continue to affect the Group's business and results of operations.

•	The Group's borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its credit ratings.

•	The Group's business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements.

•
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

•	The Group operates in markets that are highly competitive and consolidating. If the Group is unable to perform effectively, its business and results of operations will be adversely affected.

•
As a further condition to RBS Group receiving HM Treasury support, the Group is prohibited from making discretionary coupon payments on, and exercising call options in relation to, certain of its existing hybrid capital instruments, which may impair the Group's ability to raise new capital through the issuance of securities.

•
The Group could fail to attract or retain senior management, which may include members of the Group's Supervisory Board and Managing Board, or other key employees, and it may suffer if it does not maintain good employee relations.

•
Each of the Group's businesses is subject to substantial regulation and oversight. Significant regulatory developments could have an effect on how the Group conducts its business and on its results of operations and financial condition.

•	The Group is and may be subject to litigation and regulatory investigations that may impact its business.

•	The Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations.

•	The Group is subject to enforcement risks relating to the United States Department of Justice's criminal investigation of its dollar clearing activities.

•	The legal demerger of ABN AMRO Bank N.V. (as it was then named) has resulted in a cross liability that changes the legal recourse available to investors.

•	Operational risks are inherent in the Group's operations.

•	The Group is exposed to the risk of changes in tax legislation and its interpretation and to increases in the rate of corporate and other taxes in the jurisdictions in which it operates.

•	The Group's operations have inherent reputational risk.

•	The Group's business and earnings may be affected by geopolitical conditions.

•
The recoverability and regulatory capital treatment of certain deferred tax assets recognised by the Group depends on the Group's ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation, regulatory requirements or accounting standards.

•
There are limits on the coverage provided by the APS back-to-back contracts and uncovered exposures and risks may have a material adverse impact on the Group's business, financial condition, capital position, liquidity and results of operations.

•
The extensive governance, asset management and information requirements under the APS conditions, which the Group is required to comply with, or to ensure that RBS plc can comply with, pursuant to the APS back-to-back contracts may have an adverse impact on the Group. In addition, any changes or modifications to the APS conditions may have a negative impact on the expected benefits of the contracts and may have an adverse impact on the Group.

•	Any changes to the expected regulatory capital treatment of the APS back-to-back contracts, may negatively impact the Group's capital position.

•	Fulfilling the disclosure obligations of the Group under the APS back-to-back contracts may give rise to litigation and regulatory risk.

Business review continued	Business Review

Key financials
	2010	2009*	2008*
for the year ended 31 December	€m	€m	€m
Total income	3,872	1,397	(5,337)
Profit/(loss) before impairment losses	492	(3,224)	(13,181)
Operating profit/(loss) before tax	425	(4,847)	(16,101)

		2010	2009	2008
at 31 December		€m	€m	€m
Total assets		200,382	469,345	666,817
Loans and advances to customers		44,496	219,958	272,510
Deposits		86,890	246,046	306,223
Owners' equity		4,948	18,880	17,077
Capital ratio	– Core Tier 1	8.7%	16.9%	10.1%
	– Tier 1	11.0%	19.9%	10.9%
	– Total	15.8%	25.5%	14.4%

*2009 and 2008 comparatives have been re-presented for the classification of the Dutch State acquired businesses as discontinued operations.

Business review continued	Business Review

Summary consolidated income statement for the year ended 31 December 2010
	2010	2009 *	2008 *
	€m	€m	€m
Net interest income	1,427	1,834	2,835
Fees and commissions receivable	1,152	1,506	1,681
Fees and commissions payable	214	(483)	(374)
Other non-interest income/(loss)	1,079	(1,460)	(9,479)
Non-interest income/(loss)	2,445	(437)	(8,172)
Total income/(loss)	3,872	1,397	(5,337)
Operating expenses	(3,380)	(4,621)	(7,844)
Profit/(loss) before impairment losses	492	(3,224)	(13,181)
Impairment losses	(67)	(1,623)	(2,920)
Operating profit/(loss) before tax	425	(4,847)	(16,101)
Tax (charge)/credit	(302)	465	2,736
Profit/(loss) from continuing operations	123	(4,382)	(13,365)
Profit/(loss) from discontinued operations, net of tax	985	(18)	16,960
Profit/(loss) for the year	1,108	(4,400)	3,595
Attributable to:
Non-controlling interests	(2)	(1)	15
Shareholders of the parent company	1,110	(4,399)	3,580

*2009 and 2008 comparatives have been re-presented for the classification of the Dutch State acquired businesses as discontinued operation.

2010 compared with 2009

Operating profit/(loss) before tax
Operating profit before tax for the year was €425 million compared with a loss of €4,847 million in 2009. This increase, results from an improvement in operating income following significant fair value losses in 2009, a reduction in operating expenses and lower loan impairments reflecting the gradual improvement in market conditions.

Total income
Total income increased 177% to €3,872 million compared with €1,397 million in 2009. This increase is principally due to the 2009 Non-Core losses on counterparty Credit Valuation Adjustments ('CVA') and Collateralised Debt Obligations ('CDO').

Net interest income decreased by €407 million, reflecting further reductions in interest earning assets, which were transferred to The Royal Bank of Scotland plc ('RBS plc').  In addition interest income reduced by €162 million due to reductions in the balance sheet following Non-Core disposals in Asia and Latin America. The GBM business recorded a decrease in interest income of €367 million, as it continues to encounter significant margin pressures and higher liquidity costs than in 2009. The decrease in net interest income was partially offset by an adjustment made to the carrying value of the Tier 1 hybrid capital securities of €273 million. RBS Group's legal ownership of RFS Holdings was increased to 98% on 31 December 2010 thereby giving RBS Group majority legal ownership.  The RFS restructure, legally bound the Group to comply with the EC Burden Sharing restrictions already applied to RBS Group. These restrictions result in an adjustment to the carrying value of these amortised cost securities.

Non-interest income/(loss) increased to €2,445 million from a loss of €437 million in 2009, primarily due to the increase in other operating income and income from trading activities.  The increase in other operating income is mainly attributable to the non reoccurrence of the fair value losses on a portfolio of credit default swaps, used to hedge the loan book following the tightening of the credit spreads in the first half of 2009. These losses amounted to €2,024 million in 2009. The increase in trading income mainly relates to the non reoccurrence of high losses on counterparty CVAs of €1,279 million in the prior year against monoline insurers. Additionally, write-offs on CDOs in 2010 were €211 million lower. Exposures to monoline insurers and CDOs were substantially risk transferred to RBS plc in the first half of 2009. In addition, fee and commissions payable improved by €697 million largely due to a true-up in the fee calculation for the asset protection scheme ('APS') back-to-back agreement between RBS N.V. and RBS plc of €625 million. The APS back-to-back fee charged to the income statement for 2010 was €249 million. For further details on the APS back-to-back agreement see page 78. The increase in non-interest income is partially offset by a decrease in fees and commissions receivable due to reduced business origination and activity following transfers of businesses to RBS plc.

Operating expenses
Operating expenses decreased from €4,621 million in 2009 to €3,380 million. This reflects the transfer of businesses to RBS plc and Non-Core disposals, thus reducing the scale of operations and number of employees within the Group. Additionally the 2009 results included charges related to costs incurred on the sale of businesses in Asia and the related goodwill impairments.

Impairment losses
Impairment losses were €67 million for the year ended 31 December 2010, compared with €1,623 million in 2009. Large specific provisions were made in 2009 including a specific impairment for LyondellBasell lndustries. For further details on the LyondellBasell provision please see the discussion within Non-Core on page 23.  For 2010 there are lower specific commercial and retail provisions, especially on consumer and card lending in Asia and Middle East.

In 2010, the Group made total claims of €470 million under the APS back-to-back agreement with RBS plc. Total recoveries on previously claimed impairments amounted to €561 million, resulting in a net repayment to RBS plc of €91 million.

Tax
The effective tax rate for 2010 was 71.0% compared with 9.6% in 2009. This was mainly due to the revision of the tax rate in the UK.

Business review continued	Business Review

2010 compared with 2009 continued

Profit/(loss) from discontinued operations
Discontinued operations recorded a €985 million profit after tax compared with a €18 million loss after tax for the prior year. The results from discontinued operations are mainly attributable to the gain on the sale by the Group of the Dutch State acquired businesses included in the new ABN AMRO Bank on 1 April 2010.

2009 compared with 2008

Operating profit/(loss) before tax
Operating loss before tax for the year was €4,847 million compared with a loss of €16,101 million in 2008.

Total income
Total income increased to €1,397 million compared with a loss of €5,337 million in 2008.

Net interest income decreased by €1,001 million to €1,834 million in 2009, principally reflecting the significant changes in the structure of the balance sheet following transfers of businesses to RBS plc in the course of 2009 and 2008, including the transfer of conduit portfolios. In addition, net interest income was impacted by the overall interest margin pressure.

Non-interest income/(loss) increased to a loss of €437 million from a loss of €8,172 million in 2008, primarily due to the increase in income from trading activities.

The increase is mainly driven by lower credit valuation adjustments on monoline insurers and credit derivative product companies as well as lower write-offs on CDO positions following the transfer of these assets to RBS plc at the end of the first quarter of 2009. Credit valuation adjustments for 2008 amounted to a negative €4,291 million, compared with negative €1,279 million in 2009. Write-downs in CDO positions reduced by €1,315 million to €211 million in 2009.  Trading income of 2008 also included losses on trading counterparties of approximately €1,638 million including the Lehman Brothers default and the Bernard L. Madoff fraud which did not re-occur in 2009. In addition, the increase is a result of an improvement in the equity business of €1,688 million compared to the prior year and the results in treasury related activities increased by €723 million following mark-to-market gains on liquidity portfolios.

The increase is partially offset by a decrease in fees and commissions and other operating income.  Fees and commissions decreased due to reduced business origination and activity following transfers of businesses to RBS plc.  The decrease in other operating income of €606 million is mainly attributable to a €3,084 million decrease in the net results of risk mitigants resulting from losses on credit default swaps used to hedge credit positions following a gradual tightening of the spreads in 2009. This was partly offset by a €1,446 million improvement in the net result on the sale of available-for-sale debt securities and loans and advances as a result of high losses incurred on the transfers of credit portfolios to RBS plc during 2008, which were limited in 2009. The losses on sale of loans and advances reflect the continued transfer and sale of portfolios to RBS plc. The result on other equity investments improved from a loss of €1,186 million (including losses on the sale of the Group's shareholding in Unicredit in 2008) to a loss of €153 million.

Operating expenses
Operating expenses decreased from €7,844 million in 2008 to €4,621 million. This reflects a reduction in headcount following the transfer of employees to RBS plc, continued redundancies and divestments of Non-Core businesses. Related reductions in personnel costs, including bonuses and general administrative expenses, were partially offset by increased depreciation, and goodwill impairments related to the Asian operations held for sale.

Impairment losses
Impairment losses were €1,623 million, compared with €2,920 million in 2008.

The improvement in loan impairments is predominantly due to a lower specific provision for LyondellBasell which amounted to €545 million in 2009 as compared to €1,154 million in 2008 and overall decreased levels of impairment, specifically in the last quarter of 2009.

Tax
The effective tax rate for 2009 was 9.6% compared with 17.0% in 2008.

Business review continued	Business Review

Analysis of results
Net interest income

	2010	2009	2008
	€m	€m	€m
Interest receivable	3,061	4,763	13,093
Interest payable	(1,634)	(2,929)	(10,258)
Net interest income	1,427	1,834	2,835

	%	%	%
Gross yield on interest-earning assets of the banking business (1)	2.4	1.4	3.1
Cost of interest-bearing liabilities of the banking business	(1.5)	(1.0)	(2.5)
Interest spread of the banking business (2)	1.0	0.5	0.7
Benefit from interest-free funds	(0.1)	0.1	0.0
Net interest margin of the banking business (3)	0.9	0.6	0.7

Yields, spreads and margins of the banking business	%	%	%

Gross yield (1)
– Group	2.4	1.4	3.1
– Domestic	1.8	0.7	2.3
– Foreign	3.0	3.7	4.5
Interest spread (2)
– Group	0.9	0.4	0.6
– Domestic	0.1	0.0	0.1
– Foreign	1.8	1.4	0.7
Net interest margin (3)
– Group	0.9	0.6	0.7
– Domestic	(0.2)	0.3	0.3
– Foreign	1.9	1.2	1.4

Notes:
(1)	Gross yield is the interest rate earned on average interest-earning assets of the banking business.
(2)	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.
(3)	Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

Business review continued	Business Review

Analysis of results continued
Average balance sheet and related interest

		2010			2009
		Average balance	Interest	Rate	Average balance	Interest (1)	Rate
		€m	€m	%	€m	€m	%
Assets
Loans and advances to banks	– Domestic	6,222	165	2.7%	26,405	249	0.9%
	– Foreign	20,961	192	0.9%	8,708	253	2.9%
Loans and advances to customers	– Domestic	9,726	362	3.7%	165,556	795	0.5%
	– Foreign	38,841	1,612	4.2%	63,247	2,484	3.9%
Debt securities	– Domestic	42,520	506	1.2%	59,138	679	1.1%
	– Foreign	6,780	224	3.3%	9,136	303	3.3%
Interest-earning assets	– banking business	125,050	3,061	2.4%	332,190	4,763	1.4%
	– trading business (2)	26,626			67,364
Interest-earning assets		151,676			399,554
Non-interest-earning assets		133,098			150,804
Total assets		284,774			550,358
Percentage of assets applicable to foreign operations		56.7%			48.9%

Liabilities
Deposits by banks	– Domestic	31,277	524	1.7%	35,489	134	0.4%
	– Foreign	23,552	84	0.4%	14,216	594	4.2%
Customer accounts: demand deposits	– Domestic	8,051	89	1.1%	50,402	195	0.4%
	– Foreign	22,386	146	0.7%	22,326	149	0.7%
Customer accounts: savings deposits	– Domestic	-	-	-	57,215	6	0.0%
	– Foreign	3,949	69	1.7%	9,734	118	1.2%
Customer accounts: other time deposits	– Domestic	1,910	46	2.4%	25,416	411	1.6%
	– Foreign	11,449	277	2.4%	25,587	336	1.3%
Debt securities in issue	– Domestic	22,406	361	1.6%	62,529	684	1.1%
	– Foreign	4,382	124	2.8%	10,472	246	2.3%
Subordinated liabilities	– Domestic	4,747	110	2.3%	10,407	144	1.4%
	– Foreign	2,855	172	6.0%	2,758	167	6.1%
Internal funding of trading business	– Domestic	-	-	-	-	-	-
	– Foreign	(6,941)	(98)	1.4%	(27,248)	(255)	0.9%
Interest-bearing liabilities	– banking business	130,023	1,904	1.5%	299,303	2,929	1.0%
	– trading business (2)	38,989			82,223
Interest-bearing liabilities		169,012			381,526
Non-interest-bearing liabilities:
Demand deposits	– Domestic	990			22,366
	– Foreign	2,465			130,011
Other liabilities (2)		106,034
Owners' equity		6,273			16,455
Total liabilities and owners' equity		284,774			550,358

Percentage of liabilities applicable to foreign operations		56.1%			51.1%

For notes to this table see page 15

Business review continued	Business Review

Analysis of results continued
Average balance sheet and related interest continued

		2008
		Average balance	Interest(1)	Rate
		€m	€m	%
Assets
Loans and advances to banks	– Domestic	17,893	769	4.3%
	– Foreign	15,324	717	4.7%
Loans and advances to customers	– Domestic	181,576	2,322	1.3%
	– Foreign	124,254	5,741	4.6%
Debt securities	– Domestic	67,512	3,017	4.5%
	– Foreign	15,634	527	3.4%
Interest-earning assets	– banking business	422,193	13,093	3.1%
	– trading business(2)	169,897
Interest-earning assets		592,090
Non-interest-earning assets		260,672
Total assets		852,762
Percentage of assets applicable to foreign operations		63.6%
Liabilities
Deposits by banks	– Domestic	60,664	2,536	4.2%
	– Foreign	39,069	2,041	5.2%
Customer accounts: demand deposits	– Domestic	46,443	177	0.4%
	– Foreign	28,456	471	1.7%
Customer accounts: savings deposits	– Domestic	52,919	10	0.0%
	– Foreign	13,724	140	1.0%
Customer accounts: other time deposits	– Domestic	37,041	977	2.6%
	– Foreign	47,806	1,282	2.7%
Debt securities in issue	– Domestic	80,803	2,315	2.9%
	– Foreign	30,915	1,139	3.7%
Subordinated liabilities	– Domestic	11,115	347	3.1%
	– Foreign	2,718	163	6.0%
Internal funding of trading business	– Domestic
	– Foreign	(34,760)	(1,340)	3.9%
Interest-bearing liabilities	– banking business	416,913	10,258	2.5%
	– trading business (2)	179,273
Interest-bearing liabilities		596,186
Non-interest-bearing liabilities:
Demand deposits	– Domestic	5,278
	– Foreign	218,614
Other liabilities (2)
Owners' equity		32,684
Total liabilities and owners' equity		852,762

Percentage of liabilities applicable to foreign operations		65.0%

The analysis of Domestic and Foreign has been compiled on the basis of location of office.

Notes:
(1)	2009 and 2008 comparatives have been re-presented for the classification of the Dutch State acquired businesses as discontinued operations.
(2)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Business review continued	Business Review

Analysis of results continued
Analysis of change in net interest income – volume and rate analysis
Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2010 over 2009
	Increase/(decrease) due to changes in:
	Average volume	Average rate	Net change
	€m	€m	€m
Interest-earning assets
Loans and advances to banks
Domestic	(84)	(293)	209
Foreign	(61)	192	(253)
Loans and advances to customers
Domestic	(433)	(1,366)	933
Foreign	(872)	(1,006)	134
Debt securities
Domestic	(173)	(197)	24
Foreign	(79)	(78)	(1)
Total interest receivable of the banking business
Domestic	(690)	(1,856)	1,166
Foreign	(1,012)	(892)	(120)
	(1,702)	(2,748)	1,046
Interest-bearing liabilities
Deposits by banks
Domestic	390	(18)	408
Foreign	(510)	241	(751)
Customer accounts: demand deposits
Domestic	(106)	(259)	153
Foreign	(3)	-	(3)
Customer accounts: savings deposits
Domestic	-	-	-
Foreign	(49)	(88)	39
Customer accounts: other time deposits
Domestic	(365)	(502)	137
Foreign	(59)	(248)	189
Debt securities in issue
Domestic	(323)	(558)	235
Foreign	(122)	(165)	43
Subordinated liabilities
Domestic	(34)	(102)	68
Foreign	5	6	(1)
Internal funding of trading business
Domestic	-	-	-
Foreign	157	247	(90)
Total interest payable of the banking business
Domestic	(438)	(1,439)	1,001
Foreign	(581)	(7)	(574)
	(1,019)	(1,446)	427
Movement in net interest income
Domestic	(1,128)	(3,295)	2,167
Foreign	(1,593)	(899)	(694)
	(2,721)	(4,194)	1,473

Business review continued	Business Review

Analysis of results continued
Analysis of change in net interest income – volume and rate analysis continued

	2009 over 2008
	Increase/(decrease) due to changes in:
	Average volume	Average rate	Net change
	€m	€m	€m
Interest-earning assets
Loans and advances to banks
Domestic	(520)	258	(778)
Foreign	(464)	(247)	(217)
Loans and advances to customers
Domestic	(1,527)	(189)	(1,338)
Foreign	(3,257)	(2,495)	(762)
Debt securities
Domestic	(1,498)	(343)	(1,155)
Foreign	(224)	(216)	(8)
Total interest receivable of the banking business
Domestic	(3,545)	(274)	(3,271)
Foreign	(3,945)	(2,958)	(987)
	(7,490)	(3,232)	(4,258)
Interest-bearing liabilities
Deposits by banks
Domestic	(2,402)	(752)	(1,650)
Foreign	(1,447)	(1,101)	(346)
Customer accounts: demand deposits
Domestic	18	15	3
Foreign	(322)	(85)	(237)
Customer accounts: savings deposits
Domestic	(4)	1	(5)
Foreign	(22)	(45)	23
Customer accounts: other time deposits
Domestic	(566)	(253)	(313)
Foreign	(946)	(451)	(495)
Debt securities in issue
Domestic	(1,631)	(437)	(1,194)
Foreign	(893)	(577)	(316)
Subordinated liabilities
Domestic	(203)	(21)	(182)
Foreign	4	2	2
Internal funding of trading business
Domestic	-	-	-
Foreign	1,085	241	844
Total interest payable of the banking business
Domestic	(4,788)	(1,447)	(3,341)
Foreign	(2,541)	(2,016)	(525)
	(7,329)	(3,463)	(3,866)
Movement in net interest income
Domestic	(8,333)	(1,721)	(6,612)
Foreign	(6,486)	(4,974)	(1,512)
	(14,819)	(6,695)	(8,124)

Note:
The analysis into the Domestic and Foreign has been compiled on the basis of location of the Groups entity in which the transaction takes place.

Business review continued	Business Review

Analysis of results continued
Credit market exposures

	2010	2009	2008
Credit and other market losses (1)	€m	€m	€m
Monoline exposures	22	(1,279)	(3,515)
CDPCs (2)	(98)	95	(1,223)

Notes:
(1)	Included in 'Income from trading activities' within non-interest income
(2)	Credit derivative product companies.

2010 compared with 2009
Gains relating to monoline exposures were €22 million in 2010 compared with losses of € 1,279 million in 2009.

The net gain through trading income in 2010 amounts to €22 million and relates mainly to release of the CVAs partially netted off by hedges and other movements. Hedges with bank counterparties include the overlay swap transacted with RBS plc which transfers the daily movement in the CVA between the Group and RBS plc for these trades. The mark-to-market of this swap with RBS plc was €769 million in favour of RBS plc at 31 December 2010 (€405 million at 31 December 2009).

Losses relating to CDPC exposures were €98 million in 2010, compared to a gain of €95 million in 2009. The Group has fully novated its CDPCs exposure to RBS plc in the course of 2010.

The positions in mortgage and other asset backed securities (€ 18.4 billion at 31 December 2010) have seen a further decrease in 2010. The held for trading positions have been fully matured or sold off in 2010. The composition of the remaining AFS portfolio has not changed substantially from 31 December 2009. Included are € 6.9 billion residential mortgage-backed securities covered by the Dutch mortgage guarantee scheme and € 9.1 billion residential mortgage covered bonds, 98% of which originated in Europe, of which 81% in Spain.

83% of residential mortgage covered bonds were AAA rated at 31 December 2010. The net exposure to ABSs backed by assets other than residential mortgages, such as sovereign or public entities debt, amounts to €2.2 billion and is mainly related to AAA European (23% Germany, 21% Spain) covered bonds held in the treasury portfolios. The decrease is mainly due to the maturing of papers.

The CDO and CLO exposure decreased further in 2010 mainly due to the maturing of positions.

2009 compared with 2008
The gross exposure to monoline counterparties decreased primarily due the transfer of these assets to RBS plc during the first half of 2009. The net loss through trading income in 2009 amounted to €1.3 billion and related mainly to increased levels of CVA recorded against the exposures prior to entering into an overlay swap with RBS Group as well as the cost of the overlay swap with RBS plc thereafter.

Gains relating to CDPC exposures were €95 million in 2009 compared with losses of €1,223 million in 2008.

The gross exposure to CDPC counterparties reduced primarily due to novations in 2009 to RBS Group.

The CVA on remaining positions decreased due to increases in the fair value of the insured assets.

The ABS positions (€ 24.3 billion at 31 December 2009) decreased slightly in 2009. The held for trading position consisted of prime European RMBS positions held as part of the RBS acquired Group Asset and Liability Management portfolios. The available-for-sale RMBS positions were backed by mortgages covered by the Dutch mortgage guarantee scheme and 98% of them were AAA rated at 31 December 2009.

96% of residential mortgage covered bonds were AAA rated at 31 December 2009. 99% of residential mortgage covered bonds were originated in Europe, of which 76% in Spain. The net exposure to ABSs backed by assets other than residential mortgages, amounted to €2.5 billion (31 December 2008 ─ €3.6 billion) and was mainly related to AAA European (43% Germany, 36% Spain) covered bonds held in the RBS acquired Group treasury portfolios. The decrease was mainly due to maturing of the papers and transfers to RBS Group.

The CDO and CLO exposure decreased significantly due to transfers to RBS Group in the first half of 2009. As part of the transfer, all super senior CDO positions (31 December 2008 ─ €636 million) were sold to RBS Group. A loss of €203 million was recognised on those positions in 2009 prior to the transfer. The remaining available-for-sale portfolio comprises of other senior CDOs (€200 million), which were held in the treasury portfolios and were AAA rated at 31 December 2009.

Losses on other mortgage-backed securities were substantially reduced in 2009 as many of these positions were sold or substantially written-down in 2008 resulting in reduced net exposure in 2009.

Additional disclosures on these and other related exposures can be found in the following sections.

Disclosure	Section	Sub-section	Page
Further analysis of credit market exposures	Risk and balance sheet management	Other risk exposures	71
Valuation aspects	Financial statements	Note 9 Financial instruments - valuation	122
	Financial statements	Critical Accounting policies	110

Business review continued	Business Review

Divisional performance
The results of each segment are set out below.
	2010	2009	2008
Operating profit/(loss) before tax	€m	€m	€m
Global Banking & Markets	856	39	(4,235)
Global Transaction Services	(64)	(4)	147
Central items	40	(385)	536
Core	832	(350)	(3,552)
Non-Core	(407)	(4,501)	(12,560)
Reconciling items (1)	-	4	11
Group total	425	(4,847)	(16,101)

Notes:
(1)	Segments are stated as they are reviewed by management and therefore exclude the effect of the consolidation of Private Equity businesses which is shown as a reconciling item in 2009 and 2008.

Employee numbers at 31 December
(full time equivalents rounded to the nearest hundred)

	2010	2009	2008
Global Banking & Markets	6,700	8,300	11,200
Global Transaction Services	5,500	5,400	5,700
Central items	700	900	800
Core	12,900	14,600	17,700
Non-Core	6,400	13,000	18,600
Group total	19,300	27,600	36,300

Business review continued	Business Review

Global Banking & Markets (GBM)
	2010	2009	2008
	€m	€m	€m
Net interest income	451	818	1,492
Non-interest income/(loss)	1,924	1,761	(1,480)
Total income	2,375	2,579	12
Direct expenses
– staff costs	(967)	(1,368)	(2,026)
– other	(670)	(915)	(1,435)
Indirect expenses	24	1	(223)
	(1,613)	(2,282)	(3,684)
Profit/(loss) before impairment losses	762	297	(3,672)
Impairment losses	94	(258)	(563)
Operating profit/(loss) before tax	856	39	(4,235)

	€bn	€bn	€bn
Balance sheet
Total assets	130	180	357
Total liabilities	130	173	357

2010 compared with 2009
Operating profit before tax increased by €817 million to €856 million compared with €39 million for 2009.

Total income decreased by €204 million to €2,375 million. The reduction is mainly due to a significantly lower net interest income, partially offset by higher non-interest income. The results reflect continuing transfers of business to RBS plc as well as unfavourable market conditions.

Net interest income decreased by €367 million, as a result of higher liquidity costs in 2010 compared to 2009, when money markets benefited from rapidly falling short term interest rates, as well as ongoing transfer of the interest generating assets to RBS plc.

Non-interest income increased by €163 million to €1,924 million in 2010 compared to €1,761 million in 2009. The improvement reflects reduced losses attributable to movements in credit spreads, compared to the prior year when fair value losses were recognised on a portfolio of credit default swaps used to hedge the loan book following tightening of credit spreads. These losses amounted to €606 million in 2009 as compared to nil in 2010. Additional improvement in the non-interest income is due to a €111 million gain resulting from APS back-to-back fee agreement true-up. These improvements are offset by a decrease in trading income as a result of the absence of favourable market conditions which prevailed in 2009 especially in emerging market currency trading. In addition the reduced business origination and general market activity, have led to lower brokerage fees. Ongoing transfers of significant assets to RBS plc have resulted in lower earnings generating capabilities of the business.

Operating expenses have decreased by €669 million to €1,613 million from €2,282 million in 2009. This reflects the transfer of business to RBS plc, thus reducing the scale of operations in 2010.

Loan impairments in 2010 amounted to a credit of €94 million in comparison to a charge of €258 million in 2009. 2010 impairments reflect a small number of single name provisions, mainly on APS back-to-back covered assets, which are more than offset by several recoveries following the restructuring of impaired exposures.

2009 compared with 2008
Operating profit before tax increased to a profit of €39 million in 2009 compared to a loss of €4,235 million in 2008.

Net interest income reduced by €674 million to €818 million. This reflects the transfer of interest generating conduits to RBS plc and the overall interest margin pressure as a consequence of increased funding costs.

Non-interest income improved significantly from a loss of €1,480 million to a profit of €1,761 million due to an increase in income from trading activities. Trading income in 2008 included losses of €1,638 million on trading counterparties including Lehman Brothers and Bernard L. Madoff which did not re-occur in 2009.  In addition, the increase in trading income was a result of an improvement in the equity business. This increase was partially offset by a decrease in other operating income resulting from tightening credit spreads which impacted the fair value gain on own credit and  foreign exchange losses on the sale of the Japanese securities business to RBS plc.

Operating expenses decreased by €1,402 million to €2,282 million in 2009. This reflects a reduction in headcount following the transfer of employees to RBS plc and related reductions in personnel costs including bonuses and general administrative expenses.

Impairment losses reduced from €563 million in 2008 to €258 million in 2009. 2008 impairments include specific commercial provisions reflecting the challenging credit environment, which gradually improved over the course of 2009.

Business review continued	Business Review

Global Transaction Services (GTS)

	2010	2009	2008
	€m	€m	€m
Net interest income	306	355	457
Non-interest income	305	318	384
Total income	611	673	841
Direct expenses
– staff	(283)	(236)	(231)
– other	(401)	(427)	(394)
Indirect expenses	5	13	(38)
	(679)	(650)	(663)
(Loss)/profit before impairment losses	(68)	23	178
Impairment losses	4	(27)	(31)
Operating (loss)/profit before tax	(64)	(4)	147

	€bn	€bn	€bn
Balance sheet
Total assets	12	9	11
Total liabilities	12	9	11

2010 compared with 2009
Operating loss before tax was €64 million compared with a loss of €4 million in 2009.

Total income decreased by €62 million to €611 million with decreases in both net interest income and non-interest income.

Net interest income decreased by €49 million following transfers of businesses in Japan and Australia to RBS plc during 2009 and lower interest margins from transactions in Asia and Eastern Europe in 2010.

The decrease in non-interest income mainly relates to a decrease in net fee and commission income in the Netherlands as a result of client attrition in the second half of 2009 and lower margins on trade settlement products in Asia as the risk profile of the region improved.

Operating expenses have increased by €29 million from €650 million in 2009 reflecting increased investment in support infrastructure.

2009 compared with 2008
Operating profit before tax decreased to a loss of €4 million in 2009 compared to a profit of €147 million in 2008.

Net interest income reduced by €102 million to €355 million due to reduced income in the International Cash Management business, following on from the overall macro economic liquidity crisis resulting in margin pressure, as well as lower cash balances in 2009 compared to 2008. In addition, client attrition levels increased.

Non-Interest income decreased from €384 million to €318 million due to a fall in fee and commission income due to strong pricing competition, lower volumes of international transactions and client attrition in the second half of 2009.

Operating expenses decreased by €13 million to €650 million in 2009. This reflects a reduction in headcount following the transfer of employees to RBS plc which was largely offset by higher separation and integration expenses incurred in 2009.

Business review continued	Business Review

Central Items

	2010	2009	2008
	€m	€m	€m
Net interest income/(loss)	43	(127)	(36)
Non-interest income	301	103	834
Total income/(loss)	344	(24)	798
Direct expenses
– staff	(216)	(79)	(77)
– other	(71)	(280)	(259)
Indirect expenses	(17)	(2)	71
	(304)	(361)	(265)
Profit/(loss) before impairment losses	40	(385)	533
Impairment losses	-	-	3
Operating profit/(loss) before tax	40	(385)	536

	€bn	€bn	€bn
Balance sheet
Total assets	38	51	49
Total liabilities	34	51	49

2010 compared with 2009
Operating profit before tax was €40 million compared with a loss of €385 million in 2009.

Total income increased by €368 million to €344 million. This follows the improvement in both net interest and non-interest income.

Net interest income improved by €170 million.  This increase is largely due to an adjustment made to the carrying value of the Tier 1 hybrid capital securities of €273 million. RBS Group's legal ownership of RFS Holdings was increased to 98% on 31 December 2010 thereby giving RBS Group majority legal ownership.  The RFS restructure legally bound the Group to the EC Burden Sharing restrictions already applied to RBS Group. These restrictions result in an adjustment to the carrying value of the amortised cost securities.

Non-interest income increased by €198 million to €301 million from €103 million in 2009. The increase relates mainly to the gain on sale of US treasury bonds of €268 million. These instruments were divested as a consequence of a revised hedging strategy. The increase in non-interest income is partially offset by losses on the sales of Spanish, Greek and Portuguese bonds. In addition, following the Basel II implementation several Basel I securitisation programs were discontinued in the course of 2010 resulting in a €120 million reduction in fees and commissions payable.

Operating expenses decreased by €57 million to €304 million for the year ended 2010. The decrease is due mainly from the exceptional items in 2009 expenses including legal provisions and a goodwill impairment in Pakistan.

2009 compared with 2008
Operating profit before tax decreased to a loss of €385 million in 2009 compared to a profit of €536 million in 2008.

Net interest income decreased by €91 million. This is mainly due to the lower interest income on the proceeds from the sale of LaSalle bank, which decreased from €576 million in 2008 to €108 million in 2009, following the steady reduction in the interest rates and the balance. This was partially offset by lower funding costs within Group treasury which gradually moved to the businesses reducing the centrally incurred interest expense.

Non-interest income decreased from €834 million to €103 million in 2009.  This is largely due to a decrease in other operating income due to large gains in 2008 on credit default swaps of €1.1 billion, which did not reoccur in 2009 and due to foreign exchange losses on the sale of the Japanese securities business to RBS plc. This was partially offset by an increase in income from trading activities mainly due to a gradual improvement in market conditions for asset backed securities trading in Group treasury in 2009.

Operating expenses have increased by €96 million to €361 million in 2009, mainly due to higher transition and integration costs, which included impairments of information technology licences and information technology projects that were no longer required under the current structure of the Group. In addition a significant legal provision and goodwill impairment in Pakistan negatively impacted the 2009 expenses.

Business review continued	Business Review

Non-Core

	2010	2009	2008
	€m	€m	€m
Net interest income	627	788	967
Non-interest income	(85)	(2,647)	(9,600)
Total income/(loss)	542	(1,858)	(8,633)
Direct expenses
– staff	(310)	(412)	(766)
– other	(462)	(882)	(1,022)
Indirect expenses	(12)	(11)	190
	(784)	(1,305)	(1,598)
Loss before other operating charges and impairment losses	(242)	(3,163)	(10,231)
Impairment losses	(165)	(1,338)	(2,329)
Operating loss before tax	(407)	(4,501)	(12,560)

	€bn	€bn	€bn
Balance sheet
Total assets	19	44	71
Total liabilities	19	37	62

2010 compared with 2009
Operating loss before tax was €407 million compared with a loss of €4,501 million in the year 2009.

Total income increased by €2,400 million to €542 million. This is due to an increase in non-interest income which is partly offset by a decrease in net interest income.

Net interest income decreased by €162 million. This decrease is largely due to the significant divestitures of the retail and commercial business activities in Asia (Taiwan, Hong Kong, Singapore, Pakistan and Indonesia), Americas (Chile, Colombia and Venezuela) and EMEA (United Arab Emirates and Kazakhstan) in the course of 2010.

The improvement in non-interest income relates to an increase in income from trading activities, which is due to the non-reoccurrence of high losses in the prior year on counterparty CVA adjustments against monoline insurers following transfers of the positions to RBS plc. These losses amounted to €1,279 million in 2009. In addition the result on credit default swaps used to hedge the loan portfolio were €1,418 higher in 2010 compared to the prior year.

Net fees and commissions income for 2010 includes an additional gain of €334 million resulting from a true-up in the fee calculation for the APS back-to-back agreement. The improvement in non-interest income was offset by an overall reduction in business activities as well as losses on sale of mentioned above operations.

Operating expenses decreased by €521 million from €1,305 million for the year 2009. This results mainly from the 2009 charges related to costs incurred on the sale of businesses in Asia and the related goodwill impairments. In addition, operating expenses decreased  following Non-Core disposals during 2010.

Impairment losses in 2010 amounted to €165 million, as compared to €1,338 million in 2009.  Impairment losses in 2009 included a specific impairment for LyondellBasell lndustries ('LyondellBasell'). LyondellBasell filed Chapter 11 bankruptcy in January 2009. At the time LyondellBasell entered Chapter 11, the Group's exposure was €2.3 billion. During 2009, the Group recorded an impairment provision charge of €548 million in respect of this exposure, the provision balance as at 31 December 2009 was €1,688 million, and the remaining Group's exposure was €591 million. The Group's exposures to LyondellBasell were covered assets under the APS back-to-back financial guarantee contract with RBS plc, effectively transferring the risk of future losses and the right to recoveries. Accordingly, in 2010 €197 million recovered from LyondellBasell was passed on to RBS plc.

In April 2010, LyondellBasell announced that it had emerged from Chapter 11 bankruptcy protection following creditor and court approval for its Plan of Reorganisation ('PoR'). Following the PoR, the Group's retained exposure was €689 million comprising a loan of €173 million (classified as loans and receivables), a 7.2% common equity stake of €501 million (designated as at fair value through profit or loss) and equity warrants of €15 million (classified as derivatives); a reversal of impairment losses of €336 million was recorded and passed on to RBS plc. The loan and common equity stake were sold in December 2010. The carrying value of the remaining LyondellBasell exposure, made up of warrants, was €32 million at 31 December 2010.

Business review continued	Business Review

Non-Core continued
2009 compared with 2008
Operating loss before tax decreased to €4,501 million in 2009 compared to a loss of €12,560 million in 2008.

Net interest income decreased by €178 million, mainly due to changes in the composition of assets and liabilities in the balance sheet following the disposal of businesses in Asia and Latin America.

Non-interest income increased by €6,953 million. This is mainly driven by the lower credit valuation adjustments on monoline insurers, credit derivative product companies and write-offs on CDO positions following the transfer of these assets to RBS plc at the end of the first quarter of 2009. Credit valuation adjustments in 2008 amounted to a negative €4,291 million, compared with negative €1,279 million in 2009. Write downs in CDO positions reduced by €1,315 million to €211 million in 2009. Other operating income increased due to lower losses and impairments on the sales and transfers of credit portfolios and Non-Core assets to RBS plc in 2009.

Operating expenses decreased by €293 million to €1,305 million. This reflects a reduction in head count, continued redundancies and divestitures of Non-Core businesses.

Impairment losses have reduced from €2,329 million in 2008 to €1,338 million in 2009. The significant improvement comes mainly from a lower provision for LyondellBasell which amounted to €1,154 million in 2008 compared to €548 million in 2009.

Business review continued	Business Review

Consolidated balance sheet at 31 December 2010

	2010	2009	2008
	€m	€m	€m
Assets
Cash and balances at central banks	8,323	28,382	5,854
Net loans and advances to banks	22,433	31,343	36,192
Reverse repurchase agreements and stock borrowing	4,272	6,376	35,298
Loans and advances to banks	26,705	37,719	71,490
Net loans and advances to customers	40,608	210,712	260,642
Reverse repurchase agreements and stock borrowing	3,888	9,246	11,868
Loans and advances to customers	44,496	219,958	272,510
Debt securities	52,260	84,800	87,048
Equity shares	22,634	17,236	18,741
Settlement balances	3,573	3,398	7,667
Derivatives	28,272	57,392	185,209
Intangible assets	199	645	924
Property, plant and equipment	283	1,961	2,035
Deferred taxation	5,440	5,427	4,517
Prepayments, accrued income and other assets	5,388	7,538	9,239
Assets of disposal groups	2,809	4,889	1,583
Total assets	200,382	469,345	666,817

Liabilities
Bank deposits	27,178	40,728	68,121
Repurchase agreements and stock lending	4,807	4,220	25,709
Deposits by banks	31,985	44,948	93,830
Customers deposits	49,886	198,388	208,157
Repurchase agreements and stock lending	5,019	2,710	4,236
Customer accounts	54,905	201,098	212,393
Debt securities in issue	53,411	96,291	112,223
Settlement balances and short positions	5,202	7,503	8,985
Derivatives	35,673	62,959	193,912
Accruals, deferred income and other liabilities	5,213	13,675	13,369
Retirement benefit liabilities	75	154	167
Deferred taxation	195	241	250
Subordinated liabilities	6,894	14,666	13,701
Liabilities of disposal groups	1,857	8,894	864
Total liabilities	195,410	450,429	649,694

Non-controlling interests	24	36	46
Equity attributable to shareholders of the parent company	4,948	18,880	17,077
Total equity	4,972	18,916	17,123

Total liabilities and equity	200,382	469,345	666,817

Business review continued	Business Review

Commentary on consolidated balance sheet

2010 compared with 2009
Total assets were €200.4 billion at 31 December 2010, a decrease of €269.0 billion, or 57%, when compared with €469.4 billion at 31 December 2009. The decrease in the balance sheet categories Loans and advances to customers, Intangible assets, Property plant and equipment, Prepayments, accrued income and other assets was mostly due to the sale of Dutch State acquired businesses included in the new ABN AMRO Bank on 1 April 2010.

Cash and balances at central banks decreased by €20.1 billion or 71% to €8.3 billion at 31 December 2010 compared with €28.4 billion at 31 December 2009 due to a reduction in surplus cash balances held at central banks and other liquid assets, which had been built up as a prudent measure ahead of the legal separation of the Dutch State acquired businesses. Following successful separation on 1 April 2010, the liquid assets and associated short-term wholesale funding were managed down to business as usual levels.

Loans and advances to banks decreased by €11.0 billion, or 29%, to €26.7 billion at 31 December 2010 compared with €37.7 billion at 31 December 2009. This decrease is predominantly attributable to a decrease in time deposits placed of €7.5 billion due to a dividend settlement with Santander, as well as the sale of Dutch State acquired businesses included in the new ABN AMRO Bank.

Debt securities decreased by €32.5 billion to €52.3 billion, reflecting the sale of Dutch State acquired businesses as well as a decrease in the fair value of government securities, and significant divestments of debt securities.  Equity shares increased by €5.4 billion, to €22.6 billion, largely due to a recovery of the equity markets in 2010.

Derivative assets decreased by €29.1 billion, or 51%, to €28.3 billion at 31 December 2010 compared with €57.4 billion at 31 December 2009. Derivative liabilities decreased by €27.3 billion, or 43%, to €35.7 billion at 31 December 2010 compared to the balance of €63.0 billion at 31 December 2009. This was partly attributable to the sale of Dutch State acquired businesses included in the new ABN AMRO Bank, the novation to RBS plc of derivative financial instruments and the lower volume of over the counter traded derivatives.

Total liabilities were €195.4 billion as at 31 December 2010, a decrease of € 255.0 billion, or 57% decrease when compared with €450.4 billion at 31 December 2009. The balance sheet categories Deposits by banks, Customer accounts, Debt securities in issue, Subordinated liabilities, and Accruals, deferred income and other liabilities have significantly decreased due to the sale of Dutch State acquired businesses included in the new ABN AMRO Bank N.V. on 1 April 2010.

Total equity at 31 December 2010 was €5.0 billion, a decrease of €14.0 billion compared to 31 December 2009. This was mainly due to a decrease in share premium and retained earnings as a result of the €9.0 billion dividend distributions by RBS Holdings to RFS Holdings for the benefit of Santander, coupled with a €6.5 billion dividend distribution for the benefit of the Dutch State as part of the sale of the new ABN AMRO Bank on 1 April 2010.  In addition, during the period, €1.4 billion in unrealized losses were recorded in other comprehensive income predominantly relating to available-for-sale debt securities. Cash flow hedging reserves improved by €1.0 billion due to the realization of reserves following the sale of the new ABN AMRO Bank. In order to capitalize the remaining shared assets and the remaining Dutch State acquired businesses, Santander and the Dutch state injected €0.1 billion and €0.3 billion, respectively in capital.  RBS Group injected €0.5 billion in the second half of 2010 in order to further strengthen the Group's capital position.

2009 compared with 2008
Total assets were €469 billion at 31 December 2009, a decrease of €197 billion, or 30%, when compared with €667 billion at 31 December 2008. This decrease is primarily related to the continued transfer and sale of businesses and portfolios to RBS Group. The impact from the dislocation in the financial markets was not as significant in 2009, in comparison to 2008. However, it was still a prevalent factor in the reduction of some balance sheet activities.

Cash and balances at central banks increased by €22.5 billion to €28.4 billion due to the placing of short-term cash surpluses  with central banks as a prudent measure ahead of legal separation of the new ABN AMRO Bank on 1 April 2010.

Loans and advances to banks decreased by €33.7 billion, or 47%, to €37.7 billion at 31 December 2009 compared to the balance of €71.5 billion at 31 December 2008. The decrease is predominantly attributable to a decrease in professional securities transactions of €28.9 billion due to the transfer of reverse repurchase activity to RBS plc during the first half of 2009 and no new transactions being generated in the Group. Loans also decreased as a result of a decrease in global exposures on derivative collateral with banks due to the maturing of trades and the decreasing net exposures as a result of derivative novations.

Loans and advances to customers decreased by €52.6 billion, or 19%, to €219.9 billion at 31 December 2009 compared to the balance of €272.5 billion at 31 December 2008. Commercial loans and receivables decreased by €35 billion due to continued transfers of business activities to RBS plc and the maturing of loans. The level of public sector loans and receivables has decreased mainly as a result of the maturing of loans with the Ministry of Finance of Japan. Furthermore, multi-seller conduits balances decreased by €5 billion due to the transfer to RBS plc of the multi-seller conduits Orchid Funding Corporation and Abel Tasman Holdings. Also impacting on the overall decrease in this balance is the reclassification of approximately €3.3 billion of loans and receivables to disposal groups relating to certain Asian operations.

Debt securities decreased by €2.2 billion to €84.8 billion and equity shares decreased by €1.5 billion, to €17.2 billion, principally due to lower holdings in Global Banking & Markets and Non-Core, largely offset by growth in interest earning securities issued by other OECD governments in Group Treasury.

Derivative assets decreased by €127.8 billion, or 69%, to €57.4 billion at 31 December 2009 compared to the balance of €185.2 billion at 31 December 2008. Derivative liabilities decreased by €131.0 billion, or 67.5%, to €63 billion at 31 December 2009 compared to the

Business review continued	Business Review

Commentary on consolidated balance sheet continued

2009 compared with 2008 continued
balance of €193.9 billion at 31 December 2008. This was predominantly due to trading positions that matured or were transferred to RBS plc as part of the overall integration plan.

Total liabilities were €450.4 billion at 31 December 2009, a decrease of €199.3 billion, or 30.7%, when compared with €649.7 billion at 31 December 2008 for reasons related to the decrease in total assets.

Deposits by banks were €45 billion at 31 December 2009, a decrease of €49 billion, or 52 % when compared with €94 billion at 31 December 2008. The majority of the reduction is related to professional securities transactions (€21 billion decrease) and is due to the roll-off of existing repurchase agreements with new business flowing to RBS plc.

Customer accounts decreased by €11.3 billion, or 5%, to €201.1 billion at 31 December 2009 compared to the balance of €212.4 billion at 31 December 2008. A significant proportion of the decrease (€7.8 billion) is due to the reclassification of certain Asian operations to disposal groups.

Debt securities in issue of €96.3 billion at 31 December 2009 compare to €112.2 billion at 31 December 2008. The decrease of €15.9 billion, or 14%, was due to transfers to RBS Group during the year. This includes a fall in issued commercial paper following the transfer of the remaining multi-seller conduits Orchid Funding Corporation and Abel Tasman Holdings. The decrease in bonds issued was due to debt redemptions and the buy back of own issued debt.

Subordinated liabilities increased €1.0 billion, or 7%, to €14.7 billion at 31 December 2009 compared to €13.7 billion at 31 December 2008. The increase in 2009 is a result of the issuance of €2.6 billion of Mandatory Convertible Securities. This increase was partly offset by the redemption of €1.5 billion of subordinated notes falling due.

Business review continued	Business review
Risk and balance sheet management

Risk and balance sheet management
Introduction
Risk Management has an integral role to play in the delivery of the 5 year Strategic Plan of RBS Group. With the need for financial strength and resilience at the heart of this, the key strategic objectives of risk management are:

•	Maintain capital adequacy

•	Maintain Market Confidence

•	Deliver Stable Earnings Growth

•	Stable and efficient access to funding and liquidity

These risk objectives are the bridge between the RBS Group level business strategy and the frameworks, measures and metrics which we use to manage risk in our business divisions.

Risk Management within the Group is conducted in accordance with the policies and processes of RBS Group.

Governance
Risk and balance sheet management are conducted on an overall basis within the RBS Group. Therefore the discussion on risk and balance sheet management on pages 28 to 79 refers principally to policies and procedures in the RBS Group that also apply to the Group.

Risk and balance sheet management strategies are owned and set by the Managing Board of the Group and implemented by executive management. There are a number of committees and executives that support the execution of the business plan and strategy. Two of these risk committees are dedicated to the Group and report to the Managing Board and the Supervisory Board of the Group: the Group Risk & Control Committee and the Group Asset and Liability Management Committee. These are depicted and described in the graph and table below.

There are also risk committees that cover the Group and (parts of) RBS Group reflecting the integrated manner in which the business is managed within RBS Group. The Group is represented in these committees by members who have delegated authority from the Group to facilitate an integrated and efficient decision process, these specialist risk sub-committee are shown below.

Business review continued	Business review
Risk and balance sheet management

Committee	Focus	Membership
Supervisory Board	The Supervisory Board is responsible for supervising the Group’s management and the Group’s general affairs and the business connected with it and for advising the Managing Board.	Consists of five members. Two members are executives of RBS Group.
Managing Board	Reports to Supervisory Board and is the principal decision-making forum for the Group. Sets policy framework, operating structure and yearly plan (including objectives and budgets)	Six members led by the Chairman, Chief Administrative Officer (CAO), Chief Financial Officer (CFO), Chief Risk Officer (CRO), Head of GBM and Head of GTS.
Risk and Control Committee ('RCC')
A sub-committee of the Managing Board.
The responsibilities of the RCC include:

• advise the Managing Board on the risk appetite of the Group and receive direction from the Managing Board on the Group risk appetite; provide input to the RBS Group risk appetite-setting process in the context of the Group's overall risk appetite;
• oversee the risk framework within the Group and report directly to the Managing Board on the performance of the framework and on issues arising from it;
• monitor the actual risk profile of the Group and ensure that this remains within the boundaries of the agreed risk appetite or escalate excesses to the Managing Board.

Chaired by the CRO. Members include CFO, CAO, Head of GBM, Head of GTS, Heads of Credit- , Market-, and Operational Risk & Regulatory Risk, Head of Risk for EMEA, APAC and Americas.
Asset and Liability Committee ('ALCO')
A sub-committee of the Managing Board.

The Managing Board has fully delegated responsibility for the management of capital, liquidity, interest rate risk and foreign exchange risk to the ALCO.  The mandate of ALCO therefore covers the following specific areas in respect of the Group:

• the review, approval and allocation of balance sheet, capital, liquidity and funding limits
• the liquidity, funding, FX and interest rate exposures of the Group’s balance sheet
• the balance sheet structure and risk weighted asset position of the Group.
• decisions on capital repatriation and management.
• the approval and implementation within the Group of RBS Group Treasury policies and procedures.

Eleven permanent voting members led by the Chairman, CFO, CAO, CRO, Treasurer, Head of GBM, Head of GTS, GBM Treasurer, Head of Treasury Balance Sheet Management, Head of Treasury Capital Management, Head of Short Term Markets & Financing.

Four permanent non-voting guests:  GTS Treasurer, Non-Core Treasurer, Global Head of Equity Treasury, Europe Treasurer.

Risk & Audit Committee ('R&A Cte')
The R&A Cte is responsible for the review of all matters relative to accounting policies, internal control, financial reporting functions, internal audit, external audit, risk assessment and regulatory compliance.

The R&A Cte reports to the Supervisory Board and the RBS Group Audit Committee.

The members of the R&A Cte are appointed by the Supervisory Board from its own members.

Business review continued	Business review
Risk and balance sheet management

Introduction continued

Risk appetite
Risk appetite is an expression of the maximum level of risk that the Group is prepared to accept in order to deliver its business objectives. Risk and capital management across the Group is based on the risk appetite set by the Managing Board and Supervisory Board, who regularly review and monitor the Group’s performance in relation to risk.

Risk appetite is defined in both quantitative and qualitative terms and serves as a way of tracking risk management performance in implementation of the agreed strategy.

•	Quantitative: encompassing scenario stress testing, risk concentrations, VaR, liquidity and credit related metrics; operational, business risk and regulatory measures.

•	Qualitative: ensuring that the Group applies the correct principles, policies and procedures, manages reputational risk and develops risk control and culture.

Key developments in 2010
Against a backdrop of further market instability, the Group maintained very strong liquidity metrics. Progress was made in reducing reliance on short-term wholesale funding and the loan-to-deposit ratio improved significantly.

Risk Mitigation
The structural integrity of the balance sheet was strengthened through active management of both asset and liability portfolios and a deleveraging of the balance sheet. A centrally-managed liquidity portfolio (€25.7bn) is in place.

Business review continued	Business review
Risk and balance sheet management

Introduction continued

Risk coverage
The main risk types facing the Group which are covered by the Risk Appetite Framework and managed by the above Committees are as follows:

Risk type	Definition	Features	Key developments in 2010	Risk mitigation
Credit risk (including country and political risks)	The risk that the Group will incur losses owing to the failure of customers to meet their financial obligations to the Group.	Loss characteristics vary materially across portfolios Significant correlation between losses and the macroeconomic environment Concentration risk – potential for large material losses	Asset quality improved across the portfolios, as a result, aggregate loan impairments decreased in 2010.
Further enhancements were made to the Group’s credit risk frameworks as well as the systems and tools that support credit risk management processes. The Group continues to reduce the risk associated with legacy exposures through further reductions in Non-Core assets. In addition the risk is further mitigated through the protection resulting from the APS back-to-back agreement with RBS plc, see page 78.

Funding and liquidity risk	The risk that the Group does not have sufficient financial resources to meet its commitments when they fall due, or can secure them only at excessive cost.	Potential to disrupt the business model and stop normal functions of the Group. Potential to fail to meet the supervisory requirements of regulators. Significantly correlates with credit risk losses
Against a backdrop of further market instability, progress was made in meeting strategic objectives: reduced reliance on short-term wholesale funding; expanded customer deposit franchise; and reduction in term assets within non-core.
The structural integrity of the balance sheet was strengthened through active management of both asset and liability portfolios. Also a centrally-managed liquidity portfolio is held of €25.7bn.
Market risk	The risk that the value of an asset or liability may change as a result of a change in market factors.	Potential for large material losses Potential for losses due to stress events
Modeled market risk remained largely stable during 2010.  Market volatility remained largely stable, though characterised by periods of market volatility arising from uncertainty of the economic outlook particularly within the EuroZone.

Market risk positions in Non-Core and in portfolios outside the target booking model for the Group continued to be reduced during 2010.

Significant enhancements were made to the market risk framework within the Group which was integrated into RBS Group's market risk framework.

Operational risk	The risk of loss resulting from inadequate or failed processes, people, systems or from external events.	Frequent small losses. Infrequent material losses.	The level of operational risk remains high due to the scale of structural change occurring across the Group; increased government and regulatory scrutiny; and external threats (e.g. e-crime).
The RBS Group Policy Framework (GPF) supports the risk appetite setting process and underpins the control environment.

The three lines of defence model gives assurance that the standards in GPF are being adhered to.

Business review continued	Business review
Risk and balance sheet management

Introduction continued
Risk coverage continued

Risk type	Definition	Features	Key developments in 2010	Risk mitigation
Regulatory risk	The risks arising from regulatory changes and enforcement.	Adverse impacts on business/operating models, including increased complexity. Financial costs adapting to changes or from penalties. Reputational damage from enforcement action.
The scale and scope of regulatory change remains at unprecedented levels, particularly in the area of prudential regulation (capital, liquidity, governance and risk management). Increased attention was paid to the treatment of systemically important areas such as recovery and resolution plans, remuneration and capital.
The Group manages regulatory change through pro-active engagement with DNB, other regulators and governments.
Compliance risk	Risks arising from non-compliance with laws, rules, regulations or other standards applicable to the Group.
Breach or alleged breach could result in public or private censure or fine, could have an adverse impact on the Group’s business model (including applicable authorisations and licenses), reputation, results of operations and/or financial condition.

The Group, other global financial institutions and the banking industry have faced increased legal, regulatory and public scrutiny.

The Group has continued to engage in discussions with relevant stakeholders, regulators and other governmental and non-governmental bodies, including those in the Netherlands, UK and US, regarding the Group’s efforts to satisfy all relevant standards and ensure compliance with applicable existing and prospective laws, rules and regulations.

The Group has continued to review and enhance its regulatory policies, procedures and operations. During 2010, there has been specific, targeted focus on enhancing arrangements for managing the risks associated with money laundering, and sanctions and terrorism financing.

Reputational risk	The risks arising from the failure to meet stakeholders’ perceptions and expectations.	Failure of the business to provide an experience which meets customers, regulators and other stakeholder’s expectations.	Government support brings heightened public scrutiny of the way we manage our business including: staff remuneration, how we manage our customers, and our environmental impact.
In 2010 RBS Group established the Group Corporate Sustainability Committee, and also developed a framework for managing environmental, social and ethical risks to support its lending decisions. The Group considers potential reputational risks and appropriate mitigants.

Pension Risk	Pension risk is the risk that the Group may have to make additional contributions to its defined benefit pension schemes.	Volatile funding position caused by the uncertainty of future investment returns and the discounted value of schemes’ liabilities.	After the legal separation of ABN AMRO Bank N.V., the RBS AA Pension Scheme in the UK is the Groups main pension scheme.
The schemes are invested in diversified portfolios of equities, government and corporate fixed-interest and index-linked bonds, and other assets including property.  Interest and inflation risks are mitigated partially by investment in suitable physical assets and appropriate derivative contracts.

Business review continued	Business review
Risk and balance sheet management

Balance sheet management
Group Treasury in conjunction with the Divisions and Risk Management, in respect of risk-weighted assets ('RWAs'), manage and control the Group’s balance sheet risks and consequent impact on the Group’s capital, funding, liquidity, interest rate risk and currency risks.

Capital
It is the Group’s policy to maintain a strong capital base and to utilise it efficiently throughout its activities to optimise the return to shareholders, while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the Group has regard to the supervisory requirements of De Nederlandsche Bank (DNB). DNB uses Capital Ratios as a measure of capital adequacy in the Dutch banking sector, comparing a bank’s capital resources with its risk-weighted assets (RWAs) (the assets and off-balance sheet exposures are weighted to reflect the inherent credit and other risks). At 31 December 2010, the Group's Total Capital Ratio was 15.8% (2009 - 25.5%; 2008 – 14.4%) and the Tier 1 Capital Ratio was 11.0% (2009 - 19.9%; 2008 – 10.9%).

	2010	2009	2008
Risk-weighted assets	€m	€m	€m

Credit risk	64,200	115,953	162,959
Market risk	1,272	1,582	13,069
Operational risk	4,324	-	-
	69,796	117,535	176,028

Capital ratios	%	%	%
Core Tier 1	8.7	16.9	10.1
Tier 1	11.0	19.9	10.9
Total	15.8	25.5	14.4

Note:
(1)	The data for 2010 is on a Basel II basis; prior periods are on a Basel I basis.

With effect from 30 June 2010, the Group migrated to Basel II status. For the majority of credit risk, the Group uses the advanced internal ratings based approach for calculating RWAs. For operational risk, the Group uses the standardised approach, which calculates operational RWAs based on gross income.

The risk-adjusted assets and capital ratios published for 2009 and 2008 were calculated on a Basel I basis and reflect the inclusion of the Dutch State and Santander acquired businesses existing in the period prior to the legal separation of ABN AMRO Bank on 1 April 2010.

The Group remains well capitalised and is committed to maintaining sound capital ratios.

In addition to the calculation of minimum capital requirements for credit, market and operational risk, banks are required to undertake an Individual Capital Adequacy Assessment Process (ICAAP) for other risks.

The Group’s ICAAP, in particular, focuses on concentration risk, stress VaR, pension fund risk, interest rate risk in the banking book, FX translation risk together with stress tests to assess the adequacy of capital over two  years.

The Group is consolidated for regulatory reporting within the RBS Group. Pillar 3 information for the Group is included within the RBS Group Pillar 3 disclosures. RBS Group publishes its Pillar 3 (Market disclosures) on its website www.rbs.com, providing a range of additional information relating to Basel II and risk and capital management across the RBS Group. The disclosures focus on RBS Group level capital resources and adequacy, discuss a range of credit risk approaches and their associated RWAs under various Basel II approaches such as credit risk mitigation, counterparty credit risk and provisions.

Business review continued	Business review
Risk and balance sheet management

Balance sheet management: Capital continued
The Group's regulatory capital resources in accordance with DNB definitions were as follows:

	2010	2009	2008
Composition of regulatory capital	€m	€m	€m
Tier 1
Equity attributable to shareholders of the parent company	4,948	18,880	17,077
Non-controlling interests	24	36	46
Adjustment for:
– Goodwill and other intangible assets	(25)	(103)	(309)
– Unrealised losses on available-for-sale debt securities	2,530	1,059	1,015
– Unrealised gains on available-for-sale equities	(112)	(219)	(150)
– Other regulatory adjustments	(1,265)	192	99
Core Tier 1 capital	6,100	19,845	17,778
Preference shares	2,421	5,014	3,317
Less deductions from Tier 1 capital	(838)	(1,485)	(1,943)
Total Tier 1 capital	7,683	23,374	19,152

Tier 2
Unrealised gains on available-for-sale equities	112	219	150
Perpetual subordinated debt	4,105	7,841	7,774
Less deductions from Tier 2 capital	(838)	(1,485)	(1,943)
Total Tier 2 capital	3,379	6,575	5,981

Tier 3	-	-	272

Total regulatory capital	11,062	29,949	25,405

Movement in Core Tier 1 capital	2010 €m
As at 1 January 2010	19,845
Regulatory adjustment: fair value changes in own credit spreads	(143)
Foreign currency reserves	(105)
Loss of non-controlling interest and reduction in goodwill	(78)
Distributions to the shareholders of the parent company	(15,534)
Capital injection	915
Result current year	1,110
Other	90
As at 31 December 2010	6,100

Business review continued	Business review
Risk and balance sheet management

Balance sheet management: Capital continued
Regulatory developments
Basel III and CRD IV
The Basel Committee released the final text on the new Basel III Capital and Liquidity Frameworks in December 2010, the contents of which were broadly as expected.  Whilst most of the new rules are ‘final’ there are lengthy observation periods for the more novel elements (the liquidity coverage ratio, the net stable funding ratio and the leverage ratio) designed to identify any unintended consequences prior to full implementation and it is possible that some of the detail may be amended. The capital requirements for credit valuation adjustments (CVAs) with respect to counterparty risk are subject to a final impact assessment which is being carried out in the first quarter of 2011. The Committee’s guidance on the countercyclical capital buffers allows for significant judgement which will need to be clarified by national regulators. The potential impacts for RBS Group are set out below.

•	national implementation of increased capital requirements will begin on 1 January 2013;

•	there will be a phased five year implementation of new deductions and regulatory adjustments to Core Tier 1 capital commencing 1 January 2014;

•	the de-recognition of non-qualifying non common Tier 1 and Tier 2 capital instruments will be phased in over 10 years from 1 January 2013; and

•
requirements for changes to minimum capital ratios, including conservation and countercyclical buffers, as well as additional requirements for Systemically Important Financial Institutions, will be phased in from 2013 to 2019.

The focus will now be on the EU’s implementation of the Basel framework. The Commission’s legislative proposal - the Capital Requirements Directive ('CRD') IV - is expected to appear in summer 2011.

Contingent capital and loss absorbency
The Basel Committee issued its final rules on the requirements to ensure all classes of capital instruments fully absorb losses at the point of non-viability, before tax payers are exposed to loss. These are designed to combat the experience during the crisis where holders of Tier 2 capital instruments did not suffer any losses when banks were bailed out by the public sector. Debate continues, meanwhile, over possible requirements for bailing-in senior debt holders, as a further means of protecting the taxpayer.

Basel III capital deductions and regulatory adjustments
In addition to the changes outlined above, Basel III will also result in revisions to regulatory adjustments and capital deductions. These will be phased in over a five year period from 1 January 2014. The initial deduction is expected to be 20%, rising 20 percentage points each year until full deduction by 1 January 2018. However, this is subject to final implementation rules determined by the FSA. The proportion not deducted in the transition years will continue to be subject to existing national treatments.

The major categories of deductions include:

•	expected loss net of provisions;

•	deferred tax assets not relating to timing differences;

•	unrealised losses on available-for-sale securities; and

•	significant investments in non-consolidated financial institutions.

The net impact of these adjustments is expected to be manageable as most of these drivers reduce or are eliminated by 2014.

Other regulatory developments
Treatment of Systemically Important Financial Institutions (SIFIs)
Policy development around contingent capital and loss absorbency forms part of a wider policy initiative on addressing systemic institutions.  A Financial Stability Board outline framework and plan of action was endorsed by G20 leaders at the November 2010 Seoul Summit.  This now forms the main focus of global policy making following the finalisation of the Basel III framework.  Policy initiatives in this area may include proposals for greater loss absorbency for systemic firms, the development of enhanced supervision and resolution frameworks, as well as recovery and resolution plans.

The EU Commission Consultation
Crisis management proposals
The EU Commission issued a consultation paper on crisis management measures in January 2011. It covers prevention tools (such as recovery planning requirements, supervisory powers and new ideas on intra-group financial support mechanisms), as well as resolution tools (including partial transfer powers and possible approaches to debt write-down. The consultation will inform draft implementing legislation expected this summer, and is intended to help shape the global framework for SIFIs.

Markets in Financial Instruments Directive Review
The EU Commission published a consultation on revising the Directive on Markets in Financial Instruments (MiFID2).  The main proposals in the consultation are the extension of the transparency rules to include bonds and over the counter derivatives, measures to reinforce regulation of commodity derivatives and high frequency trading, strengthening investor protection and detailing the role of the new European Securities and Markets Authority.

Financial activities tax
In a recent speech, the EU Tax Commissioner talked about the introduction of a potential Financial Activities Tax at a European level. There will be an impact assessment in 2011 to review the cumulative impact on financial institutions of new regulation, bank levy and taxes, as part of the Commission's on-going examination of possible tax measures.

Business review continued	Business review
Risk and balance sheet management

Balance sheet management: Capital continued
Regulatory developments continued

Dodd-Frank
In the United States the Dodd-Frank Wall Street Reform and Consumer Reform Act ('Dodd-Frank') contains very significant reforms, the full effect of which can only be assessed when the implementation rules are finalised. There have also been numerous derivative proposals from the Commodity Futures Exchange Commission ('CFTC') and the Securities and Exchange Commission ('SEC') plus joint agency proposals to implement minimum capital standards (Collins Amendment) and market risk capital guidelines.

Stress and scenario testing
Stress testing forms part of the Group’s risk and capital framework and an integral component of Basel II. As a key risk management tool, stress testing highlights to senior management potential adverse unexpected outcomes related to a mixture of risks and provides an indication of how much capital might be required to absorb losses, should adverse scenarios occur. Stress testing is used at Group level to assess risk concentrations, estimate the impact of stressed earnings, impairments and write-downs on capital.

It determines the overall capital adequacy under a variety of adverse scenarios. The principal business benefits of the stress testing framework include: understanding the impact of recessionary scenarios; assessing material risk concentrations; forecasting the impact of market stress and scenarios on the Group’s balance sheet liquidity.

At Group level, a series of stress events are monitored on a regular basis to assess the potential impact of an extreme yet plausible event on the Group.

Business review continued	Business Review
Risk and balance sheet management

Balance sheet management: Funding and liquidity risk

Introduction
The objective of the Group's funding and liquidity management framework is to ensure that at all times the Group can meet its obligations as they fall due, and that access to the wholesale markets is co-ordinated and cost-effective.

The Group's balance sheet composition is a function of the broad array of product offerings and diverse markets served by its Core divisions. The structural integrity of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise liquidity transformation in normal business environments while ensuring adequate coverage of all cash requirements under extreme stress conditions.

The Group acts to enhance its flexibility through an unsecured term debt issuance in numerous geographies, currencies and maturities.

Stress testing
Simulated liquidity stress testing is periodically performed for each business and applied to the major operating subsidiary balance sheets.  A variety of firm-specific and market related scenarios are used at the consolidated level and in individual countries. These scenarios include assumptions about significant changes in key funding sources, credit ratings, contingent uses of funding, and political and economic conditions in certain countries. Stress tests are regularly updated based on changing market conditions.

Contingency planning
The Group has a Contingency Funding Plan ('CFP') which is maintained and updated as the balance sheet evolves. The CFP is linked to stress test results and forms the foundation for liquidity risk limits.  Limits in the business-as-usual environment are bounded by capacity to satisfy the Group's liquidity needs in the stress environments.  The CFP provides a detailed description of the availability, size and timing of all sources contingent liquidity available to the Group Treasurer in a stress event.  These are ranked in order of economic impact and effectiveness to meet the anticipated stress requirement.  The CFP includes documented procedures and signoffs for actions that may require businesses to provide access to customer assets for collateralised borrowing, securitisation or sale.  Roles and responsibilities for the effective implementation of the CFP are also documented.

Liquidity reserves
The Group maintains central liquidity reserves sufficient to satisfy cash requirements in the event of a severe disruption in its access to either wholesale or corporate funding sources. The reserves consist of high quality unencumbered European Central Bank eligible securities and cash held on deposit at central banks. The Group also maintains local liquidity reserves, where the securities vary by type and currency based on local regulatory considerations.

Regulatory oversight
The Group operates in multiple jurisdictions and is subject to a number of regulatory regimes.  The Group's lead regulator in the Netherlands is DNB.  The Group is a subsidiary of the RBS Group whose lead regulator is the UK is the FSA.

There have been a number of significant developments in the regulation of liquidity risk.

In December 2010, the BCBS issued the 'International framework for liquidity risk measurement, standards and monitoring' which confirmed the introduction of two liquidity ratios, the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR). The introduction of both of these will be subject to an observation period, which includes review clauses to address and identify any unintended consequences.

After an observation period beginning in 2011, the LCR, including any revisions, will be introduced on 1 January 2015. The NSFR, including any revisions, will move to a minimum standard by 1 January 2018.

Business review continued	Business Review
Risk and balance sheet management

Balance sheet management: Funding and liquidity risk continued
The table below shows the composition of the Group's primary funding sources, excluding repurchase agreements:

	2010		2009		2008
	€m	%	€m	%	€m	%
Deposits by banks	27,178	19.8	40,728	11.6	68,121	16.9

Debt securities in issue
- Commercial paper	5,843	4.3	19,368	5.5	26,106	6.5
- Certificates of deposits	2,882	2.1	1,811	0.5	8,770	2.2
- Medium term notes and other bonds	44,369	32.3	74,330	21.3	70,942	17.6
- Securitisations	317	0.2	782	0.2	6,405	1.6
	53,411	38.9	96,291	27.5	112,223	27.9

Subordinated liabilities	6,894	5.0	14,666	4.2	13,701	3.4
Total wholesale funding	87,483	63.7	151,685	43.3	194,045	48.2

Customer deposits	49,886	36.3	198,388	56.7	208,157	51.8

Total funding	137,369	100.0	350,073	100.0	402,202	100.0

The tables below show the Group's debt securities and subordinated liabilities by maturity.

	Debt securities in issue	Subordinated liabilities	Total
2010	€m	€m	€m	%
Less than one year	14,462	4	14,466	24.0
1-3 years	10,562	-	10,562	17.5
3-5 years	11,194	2,592	13,786	22.9
More than 5 years	17,193	4,298	21,490	35.6
	53,411	6,894	60,305	100.0
2009

Less than one year	39,759	857	40,616	36.6
1-5 years	26,761	9	26,770	24.1
More than 5 years	29,771	13,800	43,571	39.3
	96,291	14,666	110,957	100.0
2008

Less than one year	45,350	1,512	46,862	37.2
1-5 years	42,366	864	43,230	34.3
More than 5 years	24,507	11,325	35,832	28.5
	112,223	13,701	125,924	100.0

Key Points
●	The Group has improved its relative funding and liquidity position through deleveraging of the balance sheet while maintaining a significant liquidity reserve.

●	The proportion of debt instruments with a remaining maturity of greater than one year has increased from 63.4% at 31 December 2009 to 76.0% at 31 December 2010.

Business review continued	Business Review
Risk and balance sheet management

Balance sheet management: Funding and liquidity risk continued
Short term borrowings
The table below shows details of the Group's short-term borrowings.

Short term borrowings comprise repurchase agreements, commercial paper and certificates of deposit.

	Repos	Commercial paper	Certificates of deposits	Total 2010	Total 2009	Total 2008
At year end
- balance (€bn)	13	5	3	21	27	67
- weighted average interest rate	0.4%	1.1%	0.9%	0.6%	1.7%	2.8%

During the year
- maximum balance (€bn)	18	17	9	44	66	278
- average balance (€bn)	12	10	6	28	40	173
- weighted average interest rate	0.3%	0.9%	0.7%	0.6%	1.8%	3.0%

Balances are generally based on monthly data. Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at year end are average rates for a single day and as such may reflect one-day market distortions which may not be indicative of generally prevailing rates.

Business review continued	Business Review
Risk and balance sheet management

Balance sheet management: Funding and liquidity risk continued
Assets and liabilities by contractual cash flow maturity
The table below shows the contractual undiscounted cash flows receivable and payable up to a period of twenty years including future receipts and payments of interest of on-balance sheet assets by contractual maturity. The balances in the table below do not agree directly to the consolidated balance sheet, as the table includes all cash flows relating to principal and future coupon payments presented on an undiscounted basis.

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2010	€m	€m	€m	€m	€m	€m
Assets by contractual maturity
Cash and balances at central banks	8,294	-	-	-	-	29
Loans and advances to banks	24,290	1,056	716	164	470	10
Debt securities	7,257	4,674	12,255	12,352	10,485	6,811
Settlement balances	3,573	-	-	-	-	-
Other financial assets	-	-	235	402	-	-
Total maturing assets	43,414	5,730	13,206	12,918	10,955	6,850
Loans and advances to customers	19,329	5,925	10,687	6,063	4,161	1,634
Derivatives held for hedging	45	65	303	139	129	69
	62,788	11,720	24,196	19,120	15,245	8,553

Liabilities by contractual maturity
Deposits by banks	27,450	1,659	899	706	812	245
Debt securities in issue	8,239	6,590	12,757	11,412	12,628	3,048
Subordinated liabilities	88	324	504	3,507	1,465	1,162
Settlement balances and other liabilities	4,287	65	139	266	436	-
Total maturing liabilities	40,064	8,638	14,299	15,891	15,341	4,455
Customer accounts	46,612	1,484	1,199	1,263	2,672	1,948
Derivatives held for hedging	323	449	1,373	627	459	260
	86,999	10,571	16,871	17,781	18,472	6,663

Maturity gap	3,350	(2,908)	(1,093)	(2,973)	(4,386)	2,395
Cumulative maturity gap	3,350	442	(651)	(3,624)	(8,010)	(5,615)

Business review continued	Business Review
Risk and balance sheet management

Balance sheet management: Funding and liquidity risk continued
Assets and liabilities by contractual cash flow maturity continued

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2009	€m	€m	€m	€m	€m	€m
Assets by contractual maturity
Cash and balances at central banks	28,400	-	-	-	-	24
Loans and advances to banks	34,253	614	901	927	1,063	187
Debt securities	14,299	9,182	12,257	13,069	27,234	7,195
Settlement balances	3,397	-	-	-	-	-
Other financial assets	-	166	194	204	-	-
Total maturing assets	80,349	9,962	13,352	14,200	28,297	7,406
Loans and advances to customers	58,564	9,662	19,335	20,938	28,021	35,599
Derivatives held for hedging	345	345	1,487	1,487	511	-
	139,258	19,969	34,174	36,625	56,829	43,005

Liabilities by contractual maturity
Deposits by banks	31,531	9,789	1,535	1,615	1,003	90
Debt securities in issue	20,634	20,085	14,132	15,019	30,312	1,967
Subordinated liabilities	122	847	23	24	9,310	192
Settlement balances and other liabilities	7,569	-	-	-	-	-
Total maturing liabilities	59,856	30,721	15,690	16,658	40,625	2,249
Customer accounts	183,244	6,548	2,109	2,206	4,125	3,030
Derivatives held for hedging	482	482	1,777	1,778	3,684	-
	243,582	37,751	19,576	20,642	48,434	5,279

Maturity gap	20,493	(20,759)	(2,338)	(2,458)	(12,328)	5,157
Cumulative maturity gap	20,493	(266)	(2,604)	(5,062)	(17,390)	(12,233)

Business review continued	Business Review
Risk and balance sheet management

Balance sheet management: Funding and liquidity risk continued
Assets and liabilities by contractual cash flow maturity continued

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2008	€m	€m	€m	€m	€m	€m
Assets by contractual maturity
Cash and balances at central banks	5,820	-	-	-	-	48
Loans and advances to banks	45,521	23,383	1,439	1,566	1,065	148
Debt securities	23,464	5,893	8,247	8,978	55,835	1,633
Settlement balances	7,667	-	-	-	-	-
Other financial assets	-	477	4	2	-	-
Total maturing assets	82,472	29,753	9,690	10,546	56,900	1,829
Loans and advances to customers	86,336	22,310	24,782	27,197	33,622	41,190
Derivatives held for hedging	988	988	75	75	547	-
	169,796	53,051	34,547	37,818	91,069	43,019

Liabilities by contractual maturity
Deposits by banks	76,989	12,210	2,316	2,500	1,111	201
Debt securities in issue	37,243	9,093	22,989	24,932	18,498	12,958
Subordinated liabilities	157	1,557	480	525	11,707	315
Settlement balances and other liabilities	8,985	-	-	-	-	-
Total maturing liabilities	123,374	22,860	25,785	27,957	31,316	13,474
Customer accounts	176,284	23,724	4,006	4,256	3,898	3,404
Derivatives held for hedging	1,202	1,202	218	218	2,303	-
	300,860	47,786	30,009	32,431	37,517	16,878

Maturity gap	(40,902)	6,893	(16,095)	(17,411)	25,584	(11,645)
Cumulative maturity gap	(40,902)	(34,009)	(50,104)	(67,515)	(41,931)	(53,576)

Guarantees and commitments	2010 €m	2009 €m	2008 €m
Guarantees (1)	24,458	33,568	37,509
Commitments (2)	37,995	51,520	63,436
	62,453	85,088	100,945

Notes:
(1)	The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group expects most guarantees it provides to expire unused.
(2)
The Group has given commitments to provide funds to customers under undrawn formal facilities, credit lines and other commitments to lend subject to certain conditions being met by the counterparty. The Group does not expect all facilities to be drawn, and some may lapse before drawdown.

The tables above have been prepared on the following basis:

The contractual maturity of on-balance sheet assets and liabilities above highlight the maturity transformation which underpins the role of banks to lend long-term but funded predominantly by short-term liabilities such as customer deposits. In practice, the behavioural profile of many assets and liabilities exhibit greater stability and longer maturity than the contractual maturity.

Financial assets have been reflected in the time band of the latest date on which they could be repaid, unless earlier repayment can be demanded by the Group. Financial liabilities are included at the earliest date on which the counterparty can require repayment regardless of whether or not such early repayment results in a penalty. If the repayment of a financial instrument is triggered by, or is subject to, specific criteria such as market price hurdles being reached, the asset is included in the time band which contains the latest date on which it can be repaid regardless of early repayment. The liability is included in the time band which contains the earliest possible date that the conditions could be fulfilled without considering the probability of the conditions being met.

For example, if a structured note is automatically prepaid when an equity index exceeds a certain level, the cash outflow will be included in the less than three months period whatever the level of the index at the year end. The settlement date of debt securities in issue, issued by certain securitisation vehicles consolidated by the Group, depends on when cash flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash outflow relating to securities assumes that each asset will be prepaid at the earliest possible date. As the repayment of assets and liabilities are linked, the repayment of assets in securitisations are shown on the earliest date that the asset can be prepaid as this is the basis used for liabilities.

Assets and liabilities with a contractual maturity of greater than twenty years - the principal amounts of financial assets and liabilities that are repayable after twenty years or where the counterparty has no right to repayment of the principal are excluded from the table, as are interest payments after twenty years.

Business review continued	Business Review
Risk and balance sheet management

Balance sheet management: Interest rate risk
The banking book consists of interest bearing assets, liabilities and derivative instruments used to mitigate risks which are primarily accounted for on an accrual basis, as well as non interest bearing balance sheet items which are not subjected to fair value accounting.

The Group provides financial products to satisfy a variety of customer requirements.  Loans and deposits are designed to meet out customers' objectives with regard to repricing frequency, tenor, index, prepayment, optionality and other features.  These characteristics are aggregated to form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market rates.  Mismatches in these sensitivities give rise to interest rate risk if interest rates rise or fall.

Interest rate risk in the banking book (IRRBB) is assessed using a set of standards to define, measure and report the market risk.

It is the Group's policy to minimise interest rate sensitivity in banking book portfolios and where interest rate risk is retained to ensure that appropriate measures and limits are applied.  Key conventions in evaluating IRRBB are subjected to approval granted by the Group ALCO. Limits on IRRBB are set according to the Non-Trading Interest Rate Risk Policy and are subject to Group ALCO approval.

IRRBB is measured using a version of the same VaR methodology that is used by RBS Group, that is, on the basis of historical simulation using two years of unweighted data. The holding period is one day and the confidence level 99%.

The Group is required to manage banking book exposures through transactions with RBS plc to the greatest extent possible.

Group Treasury aggregates exposures arising from its own external activities and positions transferred in from the Regional Treasuries.  Where appropriate, Group Treasury nets offsetting risk exposures to determine a residual exposure to rate movements.  Hedging transactions with RBS plc, using cash and derivative instruments, are executed to manage the net positions according to the Non-Trading Interest Rate Risk Policy.

Residual risk positions are routinely reported to the Group ALCO, the Group Managing and Supervisory Board and the Group RCC.

IRRBB VaR for the Group's retail and commercial banking activities at a 99% confidence level was as follows. The figures exclude the banking books of Short Term Markets and Finance ('STMF') which are reported within the Market Risk section.

	Average	Period end	Maximum	Minimum
	€m	€m	€m	€m
2010	30.1	16.2	69.9	16.2
2009	50.4	39.0	75.2	32.5
2008	20.9	27.8	31.9	10.9

Key points
•	VaR reduced in 2010 following the legal separation of the Dutch State acquired businesses.

Business review continued	Business Review
Risk and balance sheet management

Structural foreign currency exposures
Structural foreign exchange exposures represent net investment in subsidiaries, associates and branches, the functional currencies of which are currencies other than the Euro. The Group hedges structural foreign exchange exposures in limited circumstances. The Group's policy objective is to ensure, where practical, that its consolidated capital ratios are largely protected from the effect of changes in exchange rates. The Group attempts to limit the sensitivity to its Core Tier 1 ratio to 15 basis points in a 10% rate shock scenario.  The Group's structural foreign exchange position is reviewed by ALCO regularly.

The tables below set out the Group structural foreign exchange exposures:

	Net investments in foreign operations	Net investment hedges	Structural foreign currency exposures
2010	€m	€m	€m
US dollar	1,271	(730)	541
Pound sterling	1,358	(1,238)	120
Other non-euro	3,779	(2,298)	1,481
	6,408	(4,266)	2,142

2009
US dollar	768	(543)	225
Pound sterling	(873)	(72)	(945)
Other non-euro	4,064	(2,876)	1,188
	3,959	(3,491)	468

2008
US dollar	802	435	1,237
Pound sterling	(5,867)	(272)	(6,139)
Other non-euro	3,323	(1,505)	1,818
	(1,742)	(1,342)	(3,084)

Note:
(1)	Includes minority participations.

Sensitivity of equity to exchange rates
Changes in foreign currency exchange rates will affect equity in proportion to the structural foreign currency exposure. The table shows the sensitivity of the Group's equity capital to a 10%appreciation and 10% depreciation in the Euro against all foreign currencies

2010 (1)		2009		2008
Euro appreciates 10%	Euro depreciates 10%	Euro appreciates 10%	Euro depreciates 10%	Euro appreciates 10%	Euro depreciates 10%
€m	€m	€m	€m	€m	€m
(367)	435	(259)	259	312	(312)

Note:
(1)	The basis used to calculate the sensitivity to a percentage change in the Euro against all foreign currencies was revised in line with RBS Group methodology.

Business review continued	Business Review
Risk and balance sheet management

Credit risk management
Credit risk is the risk of financial loss owing to the failure of customers or counterparties to meet payment obligations. The quantum and nature of credit risk assumed across the Group's different businesses varies considerably, while the overall credit risk outcome usually exhibits a high degree of correlation to the macroeconomic environment.

Credit risk organisation
The existence of a strong credit risk management organisation is vital to support the ongoing profitability of the Group. The potential for loss through economic cycles is mitigated through the embedding of a robust credit risk culture within the business units and through a focus on the importance of sustainable lending practices. The role of the credit risk management organisation is to own the credit approval, concentration and risk appetite frameworks and to act as the ultimate authority for the approval of credit. This, together with strong independent oversight and challenge, enables the business to maintain a sound lending environment within risk appetite.

Responsibility for development of RBS Group-wide policies, credit risk frameworks, RBS Group-wide portfolio management and assessment of provision adequacy sits within the functional RBS Group Credit Risk organisation (“GCR”) under the management of the RBS Group Chief Credit Officer. Execution of these policies and frameworks is the responsibility of the risk management organisations located within the RBS Group’s business divisions. These divisional credit risk functions work together with GCR to ensure that the RBS Groups' Board’s expressed risk appetite is met within a clearly defined and managed control environment. Each credit risk function within the division is managed by a Chief Credit Officer who reports jointly to a divisional Chief Risk Officer and to the RBS Group Chief Credit Officer. Divisional activities within credit risk include credit approval, transaction and portfolio analysis, early problem recognition and ongoing credit risk stewardship.

GCR is additionally responsible for verifying compliance by the Group with all RBS Group credit policies. It is assisted in this by a credit quality assurance function owned by the RBS Group Chief Credit Officer.

Credit risk appetite
The Group's Credit risk appetite is managed and controlled through a series of frameworks designed to limit concentration by sector, counterparty, country or asset class. These are supported by a suite of RBS Group-wide and divisional policies setting out the risk parameters within which business units may operate. Information on the Group’s credit portfolios is reported to the Managing Board via the divisional and Group level risk committees described in the Governance section on page 28.

Sector
Across wholesale portfolios, exposures are assigned to, and reviewed in the context of, a defined set of industry sectors. Through this sector framework, appetite and portfolio strategies are agreed and set at aggregate and more granular levels where exposures have the potential to represent excessive concentration or where trends in both external factors and internal portfolio performance give cause for concern. Formal periodic reviews are undertaken at RBS Group or at Group level depending on materiality; these may include an assessment of the Group’s franchise in a particular sector, an analysis of the outlook (including downside outcomes), identification of key vulnerabilities and stress/scenario tests. Specific reporting on trends in sector risk and on status versus agreed appetite and portfolio strategies is provided to senior management and the Board.

Single name
Within wholesale portfolios, much of the activity undertaken by the credit risk function is organised around the assessment, approval and management of the credit risk associated with a borrower or group of related borrowers.

A formal single name concentration framework addresses the risk of outsized exposure to a borrower or borrower group. The framework includes specific and elevated approval requirements; additional reporting and monitoring; and the requirement to develop plans to address and reduce excess exposures over an appropriate timeframe.

Credit approval authority is discharged by way of a framework of individual delegated authorities that requires at least two individuals to approve each credit decision, one from the business and one from the credit risk management function. Both parties must hold sufficient delegated authority under the RBS Group-wide authority grid. Whilst both parties are accountable for the quality of each decision taken, the credit risk management approver holds ultimate veto. The level of authority granted to an individual is dependent on their experience and expertise with only a small number of senior executives holding the highest authority provided under the framework. Daily monitoring of individual counterparty limits is undertaken. For certain counterparties early warning indicators are also in place to detect deteriorating trends of concern in limit utilisation or account performance.

At a minimum, credit relationships are reviewed and re-approved annually. The renewal process addresses: borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; and compliance with terms and conditions.

Single name concentrations
Reducing the risk arising from concentrations to single names remains a key focus of management attention. Notwithstanding continued market illiquidity, and the impact of negative credit migration caused by the current economic environment, significant progress was made in 2010.

Business review continued	Business Review
Risk and balance sheet management

Credit risk management continued

Country
Country risk arises from sovereign events (default or restructuring); economic events (contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (convertibility restrictions and expropriation or nationalisation); and natural disaster or conflict. Such events have the potential to impact elements of the Group’s credit portfolio that are directly or indirectly linked to the affected country and can also give rise to market, liquidity, operational and franchise risk related losses.

The risk appetite for country risk is set in the form of limits by country risk grade. Authority is delegated to the RBS Group Country Risk Committee to manage exposures within the framework with escalation where needed. Specific limits are set for individual countries based on a risk assessment taking into account the Group’s franchise and business mix in that country. Additional limitations (for example, on foreign-currency exposure and product types with higher potential for loss in case of country events) may be established to address specific vulnerabilities in the context of a country's outlook and/or the RBS Group's business strategy in a particular country. A country watch list framework is in place to proactively monitor emerging issues and facilitate the development of mitigation strategies.

Global Restructuring Group
The RBS Group Global Restructuring Group (GRG) manages problem and potential problem exposures in the Group's wholesale credit portfolios. Its primary function is to manage actively the exposures to minimise loss for the Group and, where feasible, to return the exposure to the Group’s mainstream loan book.

Originating business units consult with GRG prior to transfer to GRG when a potentially negative event or trend emerges which might affect a customer’s ability to service its debt or increase the Group’s risk exposure to that customer. Such circumstances include deteriorating trading performance, likely breach of covenant, challenging macroeconomic conditions, a missed payment or the expectation of a missed payment to the Group or another creditor.

On transfer of the relationship, GRG devises a bespoke strategy that optimises recoveries from the debt. This strategy may also involve GRG reviewing the business operations and performance of the customer.  A number of alternative approaches will typically be considered including:

•
Covenant relief: the temporary waiver or recalibration of covenants may be granted to mitigate a potential or actual covenant breach.  Such relief is usually granted in exchange for fees, increased margin, additional security, or a reduction in maturity profile of the original loan.

•
Amendment of restrictive covenants: restrictions in loan documents may be amended or waived as part of an overall remedial strategy to allow: additional indebtedness; the granting of collateral; the sale of a business; the granting of junior lien on the collateral; or other fundamental change in capital or operating structure of the enterprise.

•
Variation in margin: contractual margin may be amended to bolster the customer’s day-to-day liquidity, with the aim of helping to sustain the customer’s business as a going concern. This would normally be accompanied by the Group receiving an exit payment, payment in kind or deferred fee.

•
Payment holidays and loan rescheduling: payment holidays or changes to the contracted amortisation profile including extensions in contracted maturity or roll-overs may be granted to improve customer liquidity. Such concessions often depend on the expectation that liquidity will recover when market conditions improve or from capital raising initiatives that access alternative sources of liquidity.

•
Forgiveness of all or part of the outstanding debt: debt may be forgiven or exchanged for equity where a fundamental shift in the customer’s business or economic environment means that other forms of restructuring strategies are unlikely to succeed in isolation and the customer is incapable of servicing current debt obligations.

Depending on the case in question, GRG may employ a combination of these options in order to achieve the best outcome. It may also consider alternative approaches, either alone or together with the options listed above.

The following are generally considered as options of last resort:

•
Enforcement of security or otherwise taking control of assets: where the Group holds underlying collateral or other security interest and is entitled to enforce its rights, it may take ownership or control of the assets. The Group preferred strategy is to consider other possible options prior to exercising these rights.

•
Insolvency: where there is no suitable restructuring option or the business is no longer regarded as sustainable, insolvency will be considered.  Insolvency may be the only option that ensures that the assets of the business are properly and efficiently distributed to relevant creditors.

As discussed above GRG will consider a range of possible restructuring strategies. At the time of execution the ultimate outcome of the strategy adopted is unknown and highly dependent on the cooperation of the borrower and the continued existence of a viable business. The customer’s financial position, its anticipated future prospects and the likely effect of the restructuring including any concessions are considered by the GRG relationship manager to establish whether an impairment provision is required, subject to Group governance.

Credit risk mitigation
The Group employs a number of structures and techniques to mitigate credit risk. Netting of debtor and creditor balances will be undertaken in accordance with relevant regulatory and internal policies; Exposure on over-the-counter derivative and secured financing transactions is further mitigated by the exchange of financial collateral and documented on market standard terms.

Business review continued	Business Review
Risk and balance sheet management

Credit risk management continued
Credit risk mitigation continued
Further mitigation may be undertaken in a range of transactions, from retail mortgage lending to large wholesale financing, by structuring a security interest in a physical or financial asset; credit derivatives, including credit default swaps, credit linked debt instruments, and securitisation structures; and guarantees and similar instruments (for example, credit insurance) from related and third parties are used in the management of credit portfolios, typically to mitigate credit concentrations in relation to an individual obligor, a borrower group or a collection of related borrowers.

The use and approach to credit risk mitigation varies by product type, customer and business strategy. Minimum standards applied across the Group cover: general requirements, including acceptable credit risk mitigation types and any conditions or restrictions applicable to those mitigants; the means by which legal certainty is to be established, including required documentation and all necessary steps required to establish legal rights; acceptable methodologies for the initial and any subsequent valuations of collateral and the frequency with which they are to be revalued (for example, daily in the trading book); actions to be taken in the event the current value of mitigation falls below required levels; management of the risk of correlation between changes in the credit risk of the customer and the value of credit risk mitigation; management of concentration risks, for example, setting thresholds and controls on the acceptability of credit risk mitigants and on lines of business that are characterised by a specific collateral type or structure; and collateral management to ensure that credit risk mitigation remains legally effective and enforceable.

Credit risk measurement
Credit risk models are used throughout the Group to support the quantitative risk assessment element of the credit approval process, ongoing credit risk management, monitoring and reporting and portfolio analytics. Credit risk models used by the Group may be divided into three categories.

Probability of default/customer credit grade (PD)
These models assess the probability that a customer will fail to make full and timely repayment of their obligations. The probability of a customer failing to do so is measured over a one year period through the economic cycle.

Wholesale businesses: as part of the credit assessment process, each counterparty is assigned an internal credit grade derived from a default probability. There are a number of different credit grading models in use across the RBS Group, each of which considers risk characteristics particular to that type of customer. The credit grading models score a combination of quantitative inputs (for example, recent financial performance) and qualitative inputs, (for example, management performance or sector outlook).

Exposure at default
Facility usage models estimate the expected level of utilisation of a credit facility at the time of a borrower’s default. For revolving and variable draw down type products which are not fully drawn, the exposure at default (EAD) will typically be higher than the current utilisation. The methodologies used in EAD modelling provide an estimate of potential exposure and recognise that customers may make more use of their existing credit facilities as they approach default.

Counterparty credit risk exposure measurement models are used for derivative and other traded instruments where the amount of credit risk exposure may be dependent upon one or more underlying market variables such as interest or foreign exchange rates. These models drive internal credit risk activities such as limit and excess management.

Loss given default
These models estimate the economic loss that may be experienced (the amount that cannot be recovered) by the Group on a credit facility in the event of default. The Group’s loss given default (LGD) models take into account both borrower and facility characteristics for unsecured or partially unsecured facilities, as well as the quality of any risk mitigation that may be in place for secured facilities, plus the cost of collections and a time discount factor for the delay in cash recovery.

Business review continued	Business Review
Risk and balance sheet management

Risk Management: Credit risk continued

Balance sheet analysis
The following tables provide an analysis of financial assets by industry sector, geography and internal credit quality grading.

Financial Assets: Industry analysis
The tables below analyse total financial assets by industry, gross of provisions.

	Loans and advances	Securities	Derivatives	Other (1)	Total	Netting and offset (2)
2010	€m	€m	€m	€m	€m	€m
Total
Central and local government	1,544	26,038	383	7	27,972	-
Finance	39,786	45,413	25,194	3,858	114,251	7,865
Residential mortgages	984	-	-	-	984	-
Personal lending	427	72	-	-	499	-
Property	1,110	53	142	-	1,305	-
Construction	921	46	47	-	1,014	-
Manufacturing	9,213	170	404	-	9,787	-
Service industries and business activities	18,297	1,874	2,102	-	22,273	2
Agriculture, forestry and fishing	165	-	-	-	165	-
Finance lease and instalment credit	54	-	-	-	54	-
Interest accruals	272	1,228	-	-	1,500	-
Total gross of provisions	72,773	74,894	28,272	3,865	179,804	7,867
Provisions	(1,572)	-	-	-	(1,572)	n/a
Total	71,201	74,894	28,272	3,865	178,232	7,867

Comprising:
Derivative balances						2,864
Derivative collateral						4,999
Other						4
						7,867

2009

Central and local government	2,624	48,596	100	37	51,357	3
Finance	74,289	40,862	50,984	2,550	168,685	7,243
Residential mortgages	102,687	14	259	-	102,960	-
Personal lending	3,017	-	196	1	3,214	45
Property	5,323	517	484	119	6,443	-
Construction	1,426	413	22	20	1,881	-
Manufacturing	19,890	1,806	2,838	115	24,649	74
Service industries and business activities	47,504	8,249	1,639	911	58,303	33
Agriculture, forestry and fishing	5,202	269	23	10	5,504	-
Finance lease and instalment credit	19	14	-	-	33	-
Interest accruals	1,407	1,296	847	2	3,552	-
Total gross of provisions	263,388	102,036	57,392	3,765	426,581	7,398
Provisions	(5,711)	-	-	-	(5,711)	n/a
Total	257,677	102,036	57,392	3,765	420,870	7,398

For notes to this table refer to page 52.

Business review continued	Business Review
Risk and balance sheet management

Risk Management: Credit risk continued
Balance sheet analysis continued
Financial Assets: Industry analysis continued

	Loans and advances	Securities	Derivatives	Other (1)	Total	Netting and offset (2)
2008	€m	€m	€m	€m	€m	€m
Total
Central and local government	8,434	32,829	2,155	16	43,434	367
Finance	122,132	51,591	172,141	6,458	352,321	97,749
Residential mortgages	101,669	23	4	-	101,696	-
Personal lending	9,072	1	226	-	9,299	53
Property	6,037	427	66	72	6,602	43
Construction	1,964	107	61	27	2,159	7
Manufacturing	30,439	1,574	6,588	130	38,731	2,587
Service industries and business activities	59,796	17,528	3,877	1,025	82,226	926
Agriculture, forestry and fishing	5,020	107	-	14	5,141	-
Finance lease and instalment credit	114	21	-	-	135	30
Interest accruals	3,887	1,581	91	5	5,564	-
Total gross of provisions	348,564	105,789	185,209	7,747	647,308	101,762
Provisions	(4,564)	-	-	-	(4,564)	n/a
Total	344,000	105,789	185,209	7,747	642,744	101,762
For notes to this table refer to page 52.

Loans and advances to banks and customers by geography
The table below analyses loans and advances net of provisions by geography.

	2010	2009	2008
	€m	€m	€m
Loans and advances to banks
Netherlands	6,072	9,910	10,732
US	280	42	512
Rest of world	20,353	27,767	60,246
	26,705	37,719	71,490

Loans and advances to customers
Netherlands	9,621	155,034	163,100
US	1,531	4,078	10,674
Rest of world	33,344	60,846	98,736
Total	44,496	219,958	272,510
	71,201	257,677	344,000

Business review continued	Business Review
Risk and balance sheet management

Risk Management: Credit risk continued
Balance sheet analysis continued
Financial Assets: Industry and geographical analysis continued
The tables below analyses total financial assets net of provisions, by geography and by industry.

	Loans and advances	Securities	Derivatives	Other (1)	Total	Netting and offset (2)
2010	€m	€m	€m	€m	€m	€m
Netherlands
Central and local government	372	19,081	-	-	19,453	-
Finance	7,671	18,900	3,550	28	30,149	-
Residential mortgages	425	-	-	-	425	-
Personal lending	6	72	-	-	78	-
Property	245	49	24	-	318	-
Construction	388	7	2	-	397	-
Manufacturing	1,745	90	1	-	1,836	-
Service industries and business activities	4,703	763	68	-	5,534	-
Agriculture, forestry and fishing	65	-	-	-	65	-
Finance lease and instalment credit	-	-	-	-	-	-
Interest accruals	73	661	-	-	734	-
Total net of provisions	15,693	39,623	3,645	28	58,989	-

US
Central and local government	163	34	-	-	197	-
Finance	472	109	-	402	983	-
Residential mortgages	-	-	-	-	-	-
Personal lending	-	-	-	-	-	-
Property	18	-	-	-	18	-
Construction	2	-	-	-	2	-
Manufacturing	606	-	-	-	606	-
Service industries and business activities	540	21	33	-	594	-
Agriculture, forestry and fishing	-	-	-	-	-	-
Finance lease and instalment credit	-	-	-	-	-	-
Interest accruals	10	-	-	-	10	-
Total net of provisions	1,811	164	33	402	2,410	-

Rest of world
Central and local government	1,007	6,923	383	7	8,320	-
Finance	31,117	26,404	21,644	3,428	82,593	7,865
Residential mortgages	533	-	-	-	533	-
Personal lending	240	-	-	-	240	-
Property	780	4	118	-	902	-
Construction	522	39	45	-	606	-
Manufacturing	6,599	80	403	-	7,082	-
Service industries and business activities	12,558	1,090	2,001	-	15,649	2
Agriculture, forestry and fishing	98	-	-	-	98	-
Finance lease and instalment credit	54	-	-	-	54	-
Interest accruals	189	567	-	-	756	-
Total net of provisions	53,697	35,107	24,594	3,435	116,833	7,867
For notes to this table refer to page 52.

Business review continued	Business Review
Risk and balance sheet management

Risk Management: Credit risk continued
Balance sheet analysis continued
Financial Assets: Industry and geographical analysis continued

	Loans and advances	Securities	Derivatives	Other (1)	Total	Netting and offset (2)
2009	€m	€m	€m	€m	€m	€m
Netherlands
Central and local government	1,658	38,403	16	-	40,077	-
Finance	21,630	27,670	5,770	13	55,083	-
Residential mortgages	101,988	-	259	-	102,247	-
Personal lending	169	-	194	-	363	-
Property	3,839	15	374	4	4,232	-
Construction	848	-	6	1	855	-
Manufacturing	5,470	23	76	-	5,569	-
Service industries and business activities	23,740	351	1,001	59	25,151	-
Agriculture, forestry and fishing	4,814	32	23	-	4,869	-
Finance lease and instalment credit	-	-	-	-	-	-
Interest accruals	787	-	847	-	1,634	-
Total net of provisions	164,943	66,494	8,566	77	240,080	-

US
Central and local government	92	19	-	-	111	-
Finance	334	105	22	370	831	-
Residential mortgages	-	-	-	-	-	-
Personal lending	-	-	-	-	-	-
Property	69	-	-	-	69	-
Construction	-	-	-	-	-	-
Manufacturing	1,723	25	-	-	1,748	-
Service industries and business activities	1,888	-	34	-	1,922	-
Agriculture, forestry and fishing	-	-	-	-	-	-
Finance lease and instalment credit	-	-	-	-	-	-
Interest accruals	14	-	-	-	14	-
Total net of provisions	4,120	149	56	370	4,695	-

Rest of world
Central and local government	873	10,174	85	37	11,169	3
Finance	51,736	13,087	45,191	2,167	112,181	7,243
Residential mortgages	-	14	-	-	14	-
Personal lending	2,848	-	2	1	2,851	45
Property	1,267	502	110	115	1,994	-
Construction	542	412	16	19	989	-
Manufacturing	10,369	1,758	2,762	115	15,004	74
Service industries and business activities	20,098	7,898	604	852	29,452	33
Agriculture, forestry and fishing	255	237	-	10	502	-
Finance lease and instalment credit	19	14	-	-	33	-
Interest accruals	607	1,296	-	2	1,905	-
Total net of provisions	88,614	35,392	48,770	3,318	176,094	7,398
For notes to this table refer to page 52.

Business review continued	Business Review
Risk and balance sheet management

Risk Management: Credit risk continued
Balance sheet analysis continued
Industry and geographical analysis continued

	Loans and advances	Securities	Derivatives	Other (1)	Total	Netting and offset (2)
2008	€m	€m	€m	€m	€m	€m
Netherlands
Central and local government	621	21,155	226	-	22,002	-
Finance	25,207	27,525	17,950	3,658	74,340	-
Residential mortgages	100,774	-	-	-	100,774	-
Personal lending	3,696	-	202	-	3,898	-
Property	3,824	9	-	-	3,833	-
Construction	1,137	-	-	-	1,137	-
Manufacturing	8,836	-	-	-	8,836	-
Service industries and business activities	24,058	10,893	2,726	88	37,765	-
Agriculture, forestry and fishing	4,576	-	-	-	4,576	-
Finance lease and instalment credit	-	-	-	-	-	-
Interest accruals	1,103	1,088	87	-	2,278	-
Total net of provisions	173,832	60,670	21,191	3,746	259,439	-

US
Central and local government	137	221	-	-	358	-
Finance	5,042	983	2,500	324	8,849	-
Residential mortgages	-	-	-	-	-	-
Personal lending	-	-	-	-	-	-
Property	109	-	-	-	109	-
Construction	-	-	-	-	-	-
Manufacturing	2,854	-	-	-	2,854	-
Service industries and business activities	3,045	379	-	-	3,424	-
Agriculture, forestry and fishing	-	-	-	-	-	-
Finance lease and instalment credit	-	-	-	-	-	-
Interest accruals	-	2	-	-	2	-
Total net of provisions	11,187	1,585	2,500	324	15,596	-

Rest of world
Central and local government	7,662	11,453	1,929	16	21,060	367
Finance	91,585	23,083	151,691	2,477	268,836	97,748
Residential mortgages	-	23	4	-	27	-
Personal lending	5,376	1	24	-	5,401	53
Property	2,034	418	66	72	2,590	43
Construction	794	107	61	27	989	7
Manufacturing	16,819	1,574	6,588	130	25,111	2,587
Service industries and business activities	31,455	6,256	1,151	937	39,799	926
Agriculture, forestry and fishing	358	107	-	14	479	-
Finance lease and instalment credit	114	21	-	-	135	30
Interest accruals	2,784	491	4	5	3,284	-
Total net of provisions	158,981	43,534	161,518	3,678	367,711	101,761

Notes:
(1)	Includes settlement balances.
(2)
This shows the amount by which the Group's credit risk exposure is reduced through arrangements, such as master netting agreements, which give the Group a legal right to set-off the financial asset against a financial liability due to the same counterparty. In addition, the Group holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

Business review continued	Business Review
Risk and balance sheet management

Risk Management: Credit risk continued
Balance sheet analysis continued

Asset quality
The asset quality analysis presented below is based on the Group’s internal asset quality ratings which have ranges for the probability of default, as set out below. Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type. All credit grades across the Group map to both a Group level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across portfolios. Debt securities are analysed by external ratings agencies and are therefore excluded from the table below and set out on page 54.

Asset quality band	Probability of default range
AQ1	0% - 0.03%
AQ2	0.03% - 0.05%
AQ3	0.05% - 0.10%
AQ4	0.10% - 0.38%
AQ5	0.38% - 1.08%
AQ6	1.08% - 2.15%
AQ7	2.15% - 6.09%
AQ8	6.09% - 17.22%
AQ9	17.22% - 100%
AQ10	100%

	Cash and balances at central banks	Loans and advances to banks	Loans and advances to customers	Settlement balances	Derivatives	Other financial instruments	Commitments	Contingent liabilities	Total
2010	€m	€m	€m	€m	€m	€m	€m	€m	€m
AQ1	7,923	12,758	11,047	3,174	12,200	235	13,289	4,844	65,470
AQ2	15	587	2,620	122	1,444	-	3,622	1,217	9,627
AQ3	53	732	4,431	11	1,140	-	4,168	2,687	13,222
AQ4	216	565	9,001	(1)	1,402	-	7,604	4,114	22,901
AQ5	111	2,502	7,069	5	945	-	4,066	1,757	16,455
AQ6	-	170	2,956	1	80	-	943	275	4,425
AQ7	-	131	2,973	-	229	-	1,129	1,725	6,187
AQ8	-	-	794	-	135	-	2,126	10,786	13,841
AQ9	-	118	1,333	-	193	-	319	509	2,472
AQ10	5	89	1,373	2	257	-	726	170	2,622
Balances with RBS Group	-	9,039	128	259	10,247	-	2	661	20,336
Accruing past due	-	4	190	-	-	-	-	-	194
Impaired	-	55	2,108	-	-	434	-	-	2,597
Impairment provision	-	(45)	(1,527)	-	-	(33)	-	-	(1,605)
Total	8,323	26,705	44,496	3,573	28,272	636	37,994	28,745	178,744

2009
AQ1	28,382	22,775	21,047	3,298	20,343	370	6,676	4,762	107,653
AQ2	-	1,100	6,085	-	1,313	-	5,872	4,190	18,560
AQ3	-	309	10,762	-	694	-	5,911	4,219	21,895
AQ4	-	670	45,156	-	3,576	-	18,736	13,372	81,510
AQ5	-	3,156	55,390	-	3,091	-	6,693	4,776	73,106
AQ6	-	423	23,592	-	438	-	1,664	1,187	27,304
AQ7	-	96	24,366	-	445	-	1,855	1,325	28,087
AQ8	-	179	13,644	-	226	-	1,577	1,125	16,751
AQ9	-	267	10,480	-	247	-	1,902	1,358	14,254
AQ10	-	89	2,873	-	82	-	634	452	4,130
Balances with RBS Group	-	8,611	1,602	100	26,937		-	1	37,251
Accruing past due	-	-	2,626	-	-	-	-	-	2,626
Impaired	-	119	7,971	-	-	-	-	-	8,090
Impairment provision	-	(75)	(5,636)	-	-	-	-	-	(5,711)
Total	28,382	37,719	219,958	3,398	57,392	370	51,520	36,767	435,506

Business review continued	Business Review
Risk and balance sheet management

Risk Management: Credit risk continued
Balance sheet analysis continued
Asset quality continued

	Cash and balances at central banks	Loans and advances to banks	Loans and advances to customers	Settlement balances	Derivatives	Other financial instruments	Commitments	Contingent liabilities	Total
2008	€m	€m	€m	€m	€m	€m	€m	€m	€m
AQ1	2,927	31,174	41,527	3,757	58,222	164	18,831	211	156,813
AQ2	585	6,235	8,305	729	11,644	33	3,766	42	31,339
AQ3	1,171	12,469	16,611	1,457	23,289	65	7,533	84	62,679
AQ4	1,171	12,879	34,425	1,457	24,804	65	12,974	6,617	94,392
AQ5	-	1,022	40,030	-	4,182	-	7,947	15,173	68,354
AQ6	-	679	42,320	-	2,956	-	3,153	10,853	59,961
AQ7	-	199	60,315	-	867	-	1,942	6,639	69,962
AQ8	-	322	10,140	-	1,164	-	3,124	1,084	15,834
AQ9	-	322	10,140	-	1,164	-	3,124	1,084	15,834
AQ10	-	107	3,442	-	388	-	1,042	361	5,340
Balances with RBS Group	-	6,080	797	267	56,529	-	-	-	63,673
Accruing past due	-	-	3,004	-	-	-	-	-	3,004
Impaired	-	48	5,972	-	-	-	-	-	6,020
Impairment provision	-	(46)	(4,518)	-	-	-	-	-	(4,564)
Total	5,854	71,490	272,510	7,667	185,209	327	63,436	42,148	648,641
Debt securities
The table below analyses debt securities by issuer and external ratings.

	Central and local government		Banks and building societies €m
	US €m	Other €m		ABS (1) €m	Corporate €m	Other €m	Total €m
2010
AAA	2,328	15,413	184	14,466	430	-	32,821
AA to AA+	-	929	684	2,978	212	-	4,803
A to AA-	-	3,784	121	824	133	-	4,862
BBB- to A-	-	3,031	610	49	54	-	3,744
Non-investment grade	-	1,682	1,760	5	1,912	-	5,359
Unrated	-	-	67	67	537	-	671
Total	2,328	24,839	3,426	18,389	3,278	-	52,260

2009
AAA	4,636	27,293	3,194	23,367	588	-	59,078
AA to AA+	-	4,497	1,182	845	74	-	6,598
A to AA-	-	9,188	515	75	220	-	9,998
BBB- to A-	-	3,406	1,480	29	1,498	-	6,413
Non-investment grade	-	194	38	59	692	-	983
Unrated	-	526	63	20	752	369	1,730
Total	4,636	45,104	6,472	24,395	3,824	369	84,800

2008
AAA	5,402	22,984	2,536	29,679	719	-	61,320
BBB- to AA+	-	12,121	2,061	885	1,396	-	16,463
Non-investment grade	-	223	138	926	811	-	2,098
Unrated	-	560	1,248	252	1,615	3,492	7,167
Total	5,402	35,888	5,983	31,742	4,541	3,492	87,048

Note:
(1)	Asset-backed securities.

Business review continued	Business Review
Risk and balance sheet management

Risk Management: Credit risk continued
Balance sheet analysis continued

Derivatives
The table below analyses the Group’s derivative assets by internal credit quality banding and residual maturity. Master netting agreements in respect of mark-to-market (mtm) values set out below do not result in a net presentation in the Group’s balance sheet under IFRS.

2010	0 - 3 months €m	3 - 6 months €m	6 - 12 months €m	1 - 5 years €m	Over 5 years €m	Gross assets €m
AQ1	1,745	428	1,741	5,163	3,123	12,200
AQ2	76	7	73	983	305	1,444
AQ3	189	63	90	493	305	1,140
AQ4	531	51	110	585	125	1,402
AQ5	538	12	44	203	148	945
AQ6	13	5	10	45	7	80
AQ7	14	19	9	121	66	229
AQ8	1	-	7	36	91	135
AQ9	105	3	1	44	40	193
AQ10	182	-	10	33	32	257
Balances with RBS Group	2,212	529	513	5,458	1,535	10,247
	5,606	1,117	2,608	13,164	5,777	28,272
Counterparty mtm netting						(2,864)
Cash collateral held against derivative exposures						(1,786)
Net exposure						23,622

Contract type	0 - 3 months €m	3 - 6 months €m	6 - 12 months €m	1 - 5 years €m	Over 5 years €m	Gross assets €m	Counterparty mtm netting €m	Net exposure €m
2010
Exchange rate	2,018	629	777	3,182	1,139	7,745	(389)	7,356
Interest rate	2,297	187	327	6,008	3,806	12,625	(1,399)	11,226
Credit derivatives	514	3	32	372	676	1,597	(1,076)	521
Equity and commodity	777	298	1,472	3,602	156	6,305	-	6,305
	5,606	1,117	2,608	13,164	5,777	28,272		25,408
Cash collateral held against derivative exposures								(1,786)
Net exposure								23,622

2009
Exchange rate	3,276	1,329	1,780	6,372	3,193	15,950	(1,821)	14,129
Interest rate	402	349	1,672	14,930	13,197	30,550	(1,728)	28,822
Credit derivatives	140	1	14	1,293	2,226	3,674	(1,255)	2,419
Equity and commodity	1,830	578	1,336	3,165	309	7,218	(2,431)	4,787
	5,648	2,257	4,802	25,760	18,925	57,932		50,157

2008
Exchange rate	12,870	3,298	5,241	14,921	8,300	44,630	(13,521)	31,109
Interest rate	2,778	1,540	3,250	31,608	46,979	86,155	(55,342)	30,813
Credit derivatives	234	123	812	26,992	16,781	44,942	(30,959)	13,983
Equity and commodity	1,471	1,090	2,710	4,002	209	9,482	(1,056)	8,426
	17,353	6,051	12,013	77,523	72,269	185,209		84,331

Business review continued	Business Review
Risk and balance sheet management

Risk Management: Credit risk continued
Balance sheet analysis continue

Cross border exposures
Cross border exposures are loans and advances including finance leases and instalment credit receivables and other monetary assets, such as debt securities and net derivatives, including non-local currency claims of overseas offices on local residents. The Group monitors the geographical breakdown of these exposures based on the country of domicile of the borrower or guarantor of ultimate risk. Cross border exposures exclude exposures to local residents in local currencies.

The table below sets out the Group’s cross border exposures greater than 0.5% of the Group’s total assets. None of these countries have experienced repayment difficulties that have required restructuring of outstanding debt.
	2010
	Government	Banks	Other	Total	2009 Total		2008 Total
	€m	€m	€m	€m	€m		€m
United States	2,297	1,466	9,849	13,612	16,844		20,957
Germany	6,593	1,783	1,374	9,750	16,725		15,572
United Kingdom	6	3,604	5,992	9,602	31,697		32,590
Spain	45	2,770	5,373	8,188	17,913		18,474
France	2,675	505	1,673	4,853	12,814		33,595
India	17	673	3,921	4,611	2,930		4,073
China	173	1,321	1,595	3,089	1,859	*	2,577	*
Republic of Korea	4	185	2,730	2,919	2,276	*	2,068	*
Belgium	841	386	815	2,042	5,115		6,784
Russian Federation	3	370	1,661	2,034	1,706	*	3,744
Italy	1,074	175	683	1,932	6,135		6,419
Luxembourg	29	304	1,505	1,838	4,147		5,027
Switzerland	0	596	1,229	1,825	1,715	*	2,189	*
Turkey	398	170	1,099	1,667	2,022	*	3,154	*
Hong Kong	23	350	1,245	1,618	1,568	*	1,899	*
Greece	1,040	27	246	1,313	3,595		3,985
Cayman Islands	0	98	1,149	1,247	1,055	*	4,039
Sweden	34	356	833	1,223	2,110	*	1,811	*
Mexico	0	61	1,058	1,119	1,174	*	1,182	*
Brazil	710	146	254	1,110	461	*	935	*
Republic of Ireland	112	200	727	1,039	4,304		6,427
Taiwan	434	148	438	1,020	614	*	332	*

* Less than 0.5% of Group total assets.

Business review continued	Business Review
Risk and balance sheet management

Risk Management: Credit risk continued
Risk elements in lending and impairments
The Group classifies impaired assets as either risk elements in lending (REIL) or potential problem loans (PPL). REIL represents impaired loans, and loans that are accruing but are past due 90 days. PPL represents impaired assets which are not included in REIL, but where information about possible credit problems cause management to have serious doubts about the future ability of the borrower to comply with loan repayment terms.

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

The analysis of risk elements in lending and impairments below, form a key part of the data provided to senior management on the credit performance of the Group's portfolios.

The table below analyses the Group's REIL and PPL and takes no account of the value of any security held which could reduce the eventual loss, should it occur, nor of any provisions.

	2010			2009			2008
	Core	Non-Core	Group	Core	Non-Core	Group	Group
	€m	€m	€m	€m	€m	€m	€m
Impaired loans (1)
Domestic	133	312	445	130	5,268	5,398	3,429
Foreign	541	1,178	1,719	776	1,915	2,691	2,592
	674	1,490	2,164	906	7,183	8,089	6,021

Accruing loans past due 90 days or more (2)
Domestic	48	3	51	56	36	92	63
Foreign	5	4	9	31	30	61	55
	53	7	60	87	66	153	118
Total REIL	727	1,497	2,224	993	7,249	8,242	6,139

Potential problem loans (3)
Domestic	3	10	13	94	72	166	239
Foreign	40	80	120	59	307	366	433
Total PPL	43	90	133	153	379	532	672

REIL as a % of gross loans to customers (4)			4.8%			3.9%	2.3%
REIL and PPL as a % of gross loans to customers (4)			5.1%			4.1%	2.6%

Notes:
(1)	Loans which have defaulted and against which an impairment provision is held.
(2)	Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.
(3)
Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for advances and revolving credit facilities where the past due concept is notapplicable.

(4)	Excludes reverse repos.

Business review continued	Business Review
Risk and balance sheet management

Risk Management: Credit risk continued
Movement in REIL and PPL
The table below details the movement in REIL and PPL for the year ended 31 December 2010.

	REIL			PPL			Total
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	€m	€m	€m	€m	€m	€m	€m	€m	€m
At 1 January 2010	993	7,249	8,242	153	379	532	1,146	7,628	8,774
Currency translation and other adjustments	45	(3,248)	(3,203)	4	(13)	(9)	49	(3,261)	(3,212)
Additions	189	500	689	1,035	291	1,326	1,224	791	2,015
Transfers	83	46	129	(83)	(46)	(129)	-	-	-
Disposals, restructurings and repayments	(461)	(760)	(1,221)	(1,065)	(521)	(1,586)	(1,526)	(1,281)	(2,807)
Amounts written-off	(122)	(2,290)	(2,412)	(1)	-	(1)	(123)	(2,290)	(2,413)
At 31 December 2010	727	1,497	2,224	43	90	133	770	1,587	2,357

Past due analysis
The following loans and advances to customers were past due at the balance sheet date but not considered impaired:

	2010			2009			2008
	Core	Non-Core	Total	Core	Non-Core	Total	Total
	€m	€m	€m	€m	€m	€m	€m
Past due 1-29 days	11	40	51	126	1,590	1,716	1,745
Past due 30-59 days	22	20	42	11	520	531	840
Past due 60-89 days	10	30	40	12	214	226	301
Past due 90 days or more	53	7	60	87	66	153	118
	96	97	193	236	2,390	2,626	3,004
Note:
Includes collectively assessed balances that are past due as a result of administrative and other delays in recording payments or in finalising documentation and other events unrelated to credit quality.

Business review continued	Business Review
Risk and balance sheet management

Risk Management: Credit risk continued
Loans, REIL and impairments by industry and geography

The tables below analyse gross loans and advances to customers (excluding reverse repos), REIL, provisions, impairment charges and amounts written-off relating to these loans, by industry and geography (by location of office).

	2010
	Gross loans €m	REIL €m	Provisions €m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % gross loans %	Impairment charge €m	Amounts written-off €m
Central and local government	1,544	-	-	0.0%	0.0%	0.0%	66	-
Finance	13,083	570	372	4.4%	65.2%	2.8%	157	46
Residential mortgages	984	54	26	5.5%	48.1%	2.6%	22	1
Personal lending	427	331	290	77.5%	87.7%	68.0%	29	266
Property	1,110	112	62	10.1%	55.4%	5.6%	-	-
Construction	919	8	8	0.9%	98.8%	0.9%	4	2
Manufacturing	9,213	398	260	4.3%	65.3%	2.8%	(253)	1,555
Service industries and business activities	18,297	692	391	3.8%	56.6%	2.1%	17	60
Agriculture, forestry and fishing	165	4	2	2.4%	50.0%	1.0%	1	-
Finance leases and instalment credit	54	-	-	-	-	-	-	-
Interest accruals	227	-	-	-	-	-	-	-
Latent	-	-	116				77	-
	46,023	2,169	1,527	4.7%	70.4%	3.3%	120	1,930
of which:
Domestic	9,844	574	223	5.8%	38.9%	2.3%	80	1,506
Foreign	36,179	1595	1304	4.4%	81.8%	3.6%	40	424
Total	46,023	2,169	1,527	4.7%	70.4%	3.3%	120	1,930

	2009
	Gross loans €m	REIL €m	Provisions €m	REIL as a % of loans %	Provisions as a % of REIL %	Provisions as a % gross loans %	Impairment charge €m	Amounts written-off €m

Central and local government	2,623	3	1	0.1%	33.3%	0.0%	1	16
Finance	36,811	966	513	2.6%	53.1%	1.4%	497	247
Residential mortgages	102,678	473	104	0.5%	22.0%	0.1%	116	73
Personal lending	3,026	678	-	22.4%	0.0%	0.0%	208	139
Property	5,324	229	148	4.3%	64.6%	2.8%	104	47
Construction	1,426	51	36	3.6%	70.6%	2.5%	20	16
Manufacturing	19,890	3,101	2,328	15.6%	75.1%	11.7%	1,044	278
Service industries and business activities	47,503	2,338	1,778	4.9%	76.0%	3.7%	699	441
Agriculture, forestry and fishing	5,202	284	133	5.5%	46.8%	2.6%	94	18
Finance leases and instalment credit	19	-	-	-	-	-	-	-
Interest accruals	1,092	-	-	-	-	-	-	-
Latent	-	-	595				(19)	-
	225,594	8,123	5,636	3.6%	69.4%	2.5%	2,764	1,275
of which:
Domestic	159,119	5,490	4,085	3.5%	74.4%	2.6%	1,644	756
Foreign	66,475	2,633	1,551	4.0%	58.9%	2.3%	1,120	519
Total	225,594	8,123	5,636	3.6%	69.4%	2.5%	2,764	1,275

Business review continued	Business Review
Risk and balance sheet management

Risk Management: Credit risk continued
Impairment loss provision methodology
There are two components to the Group's loan impairment provisions:

•
Individually assessed provisions: provisions required for individually significant impaired assets which are assessed on a case by case basis, taking into account the financial condition of the counterparty and any guarantee and other collateral held after being stressed for downside risk. This incorporates an estimate of the discounted value of any recoveries and realisation of security or collateral. The asset continues to be assessed on an individual basis until it is repaid in full, transferred to the performing portfolio or written-off;

•
Collectively assessed provisions: provisions on impaired credits below an agreed threshold which are assessed on a portfolio basis, to reflect the homogeneous nature of the assets, such as credit cards or personal loans. The provision is determined from a quantitative review of the relevant portfolio, taking account of the level of arrears, security and average loss experience over the recovery period. It incorporates loss experience adjustments, where appropriate, in the light of current economic and credit conditions. These include review of current cash collections profile performance against historic trends, updates to metric inputs - including model recalibrations and monitoring of operational processes used in managing exposure – including the time taken to process non-performing exposures; and

•
Latent loss provisions: provisions held against impairments in the performing portfolio that have been incurred as a result of events occurring before the balance sheet date but which have not been identified at the balance sheet date. The Group has developed methodologies to estimate latent loss provisions that reflect:

– Historical loss experience adjusted where appropriate, in light of current economic and credit conditions; and

– The period ('emergence period’) between an impairment event occurring and a loan being identified and reported as impaired.

•
Recoverable cash flows or proceeds are estimated using two parameters: loss given default (LGD) - this is the estimated loss amount, expressed as a percentage, that will be incurred if the borrower defaults; and the probability that the borrower will default (PD).

•
Emergence periods are estimated at a portfolio level and reflect the portfolio product characteristics such as a coupon period and repayment terms, and the duration of the administrative process required to report and identify an impaired loan as such. Emergence periods vary across different portfolios from 2 to 225 days. They are based on actual experience within the particular portfolio and are reviewed regularly.

Once a loss event has occurred, a loan is assessed for an impairment provision. In the case of loans that are restructured due to the financial condition of the borrower, the loss event and consequent loan impairment provision assessment (based on management’s best estimate of the incurred loss) almost invariably take place prior to the restructuring. The quantum of the loan impairment provision may change once the terms of the restructuring are known resulting in an additional provision charge or a release of provision in the period in which the restructuring takes place.

Provision and AFS reserves analyses
The Group's consumer portfolios, which consist of high volume, small value credits, have highly efficient largely automated processes for identifying problem credits and very short timescales, typically three months, before resolution or adoption of various recovery methods. Corporate portfolios consist of higher value, lower volume credits, which tend to be structured to meet individual customer requirements.

Provisions are assessed on a case by case basis by experienced specialists with input from professional valuers and accountants. The Group operates a transparent provisions governance framework, setting thresholds to trigger enhanced oversight and challenge.

Analysis of provisions is set out on page 59.

Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs and are subsequently measured at fair value with changes in fair value reported in shareholders’ equity until disposal, at which stage the cumulative gain or loss is recognised in profit or loss.  When there is objective evidence that an available-for-sale financial asset is impaired, any decline in its fair value below original cost is removed from equity and recognised in profit or loss.

Impairment losses are recognised when there is objective evidence of impairment. The Group reviews its portfolios of available-for-sale financial assets for such evidence which includes: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and it becoming probable that the issuer will enter bankruptcy or other financial reorganisation. However, the disappearance of an active market because an entity’s financial instruments are no longer publicly traded is not evidence of impairment. Furthermore, a downgrade of an entity’s credit rating is not, of itself, evidence of impairment, although it may be evidence of impairment when considered with other available information.  A decline in the fair value of a financial asset below its cost or amortised cost is not necessarily evidence of impairment. Determining whether objective evidence of impairment exists requires the exercise of management judgment.

Analysis of AFS debt securities and related AFS reserves are set out on page 63.

Business review continued	Business Review
Risk and balance sheet management

Risk Management: Credit risk continued
Movement in loan impairment provisions
The movement in provisions balance by division is shown in the table below.

	2010	2009	2008
2010	€m	€m	€m
At 1 January	5,711	4,564	3,001
Transfer to disposal groups	(2,377)	756	(293)
Currency translation and other adjustments	74	151	83
Disposal of subsidiaries	-	(73)	-
Amounts written-off	(1,943)	(1,275)	(857)
Recoveries of amounts previously written-off	59	10	43
Charged to the income statement	60	1,621	2,611
Unwind of discount	(12)	(43)	(24)
At 31 December	1,572	5,711	4,564

Individually assessed:
- banks	45	75	46
- customers	1,261	4,365	1,225
Collectively assessed	150	676	2,649
Latent	116	595	644
	1,572	5,711	4,564

Business review continued	Business Review
Risk and balance sheet management

Risk Management: Credit risk continued
Analysis of loan impairment charge
The following table analyses impairment losses.

	2010 €m	2009 €m	2008 €m
Latent loss	(120)	(125)	236
Collectively assessed	101	11	287
Individually assessed	79	1,735	2,088
Charge to income statement continuing operations	60	1,621	2,611

Loans to customers	75	1,591	2,565
Loans to banks	(15)	30	46
Securities	7	2	309
Charge to income statement continuing operations	67	1,623	2,920
Charge to income statement discontinuing operations	45	1,172	776
Charge to income statement	112	2,795	3,696

Charge relating to customer loans as a % of gross customer loans (1)	0.2%	1.2%	1.3%

Note:
(1)	Gross of provisions and excluding reverse repurchase agreements.

	2010			2009			2008
	Core €m	Non-Core €m	Group €m	Core €m	Non-Core €m	Group €m	Group €m
Loan impairment losses
- customers	29	46	75	173	1,418	1,591	2,565
- banks	6	(21)	(15)	5	25	30	46
	35	25	60	178	1,443	1,621	2,611

Impairment losses on securities
- debt securities	-	7	7	-	-	-	-
- equity securities	-	-	-	2	-	2	309
Charge to income statement continuing operations	35	32	67	180	1,443	1,623	2,920

Charge to income statement discontinuing operations	-	45	45	-	1,172	1,172	776

Business review continued	Business Review
Risk and balance sheet management

Credit risk: Available-for-sale debt securities and related reserves

Available-for-sale (AFS) debt securities and related AFS reserves relating to securities issued by governments and other entities by country.

	2010
	Government	ABS	Other	Total	AFS reserve
	€m	€m	€m	€m	€m
Netherlands	3,526	7,113	171	10,810	(720)
Germany	6,680	1,331	132	8,143	(25)
Spain	45	7,838	-	7.883	(1,143)
France	2,729	623	5	3,357	(50)
USA	2,294	164	124	2,582	4
Italy	1,050	196	-	1,246	(99)
Greece	1,038	-	-	1,038	(600)
Belgium	877	-	-	877	(47)
India	636	-	161	797	2
Hong Kong	759	-	7	766	2
Denmark	730	-	-	730	0
Austria	314	60	154	528	(23)
China	499	-	1	500	(1)
Sweden	34	312	-	346	(2)
Romania	302	-	-	302	(5)
South Korea	302	-	-	302	1
Ireland	115	170	-	285	(75)
UK	-	242	8	250	(21)
Singapore	211	-	24	235	1
Portugal	107	123	-	230	(41)
Malaysia	193	-	-	193	0
Other	1,069	217	196	1,482	312
Total	23,510	18,389	983	42,882	(2,530)
Key points
•
The Group holds €42.9 billion of debt securities classified as available-for-sale, the majority of which forms part of the treasury liquidity buffer. Of the portfolio, €20.4 billion is OECD government issued debt, comprising exposures to European (€17.5 billion) and US (€2.3 billion) governments and government-related entities. Included therein are €1.0 billion Greek sovereign debt positions, with unrealised losses of €600 million net of tax.

•
Further positions in financial investments comprise €18.4 billion of mortgage and other asset-backed securities. The composition of this portfolio has not changed substantially from 31 December 2009 as disclosed on page 72 of the business review.

Business review	Business review
Risk and balance sheet management

Market risk
Market risk arises from changes in interest rates, foreign currency, credit spread, equity prices and risk related factors such as market volatilities. The Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework. This framework includes limits based on, but not limited to, value-at-risk (VaR), stress testing, positions and sensitivity analyses.

RBS Group provides services to the Group to enable appropriate market risk management within the Group.

Organisation and structure
The Executive Risk Forum approves market risk appetite for trading and non-trading activities for RBS Group. The Global Head of Market & Insurance Risk is responsible for the Group Market Risk Control Framework and under delegated authority from the Executive Risk Forum, sets a limit framework within the context of the approved market risk appetite, which is cascaded down through legal entity, division, business and desk level market risk limits. The market risk appetite for the Group is approved by the Managing Board and Supervisory Board.

A daily report summarising the Group’s market risk exposures including exposures against agreed limits is sent to Head of Group Market Risk and appropriate business Risk Managers.

The head of each business, assisted by the business risk management team, is accountable for all market risks associated with its activities. Oversight and support is provided to the business by the Global Head of Market & Insurance Risk for RBS Group, assisted by the Group and business Market Risk teams. The Global Market Risk Committee for RBS Group reviews and makes recommendations concerning the market risk profile across the RBS Group, including risk appetite, limits and utilisation. The Committee meets monthly and is chaired by the Global Head of Market Risk & Insurance Risk for RBS Group. Attendees include respective business Risk Managers and Group Market Risk.

Risk measurement and control
At RBS Group level, the risk appetite is expressed in the form of a combination of VaR, sensitivity and stress testing limits. VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence level. For internal risk management purposes, RBS Group’s VaR assumes a time horizon of one trading day and a confidence level of 99%. RBS Group's VaR model is based on a historical simulation model, utilising data from the previous two years.

At the Group level a different VaR model is employed.  It remains based on a historical simulation model and assumes a time horizon of one trading day and a confidence level of 99%.  However, it uses 401 observations of historic market data exponentially weighted with a weighted average history of 6 months.

The VaR model employed by the Group has been approved by DNB to calculate regulatory capital for the trading book. The approval covers general market risk in interest rate, currency, equity and commodity products and specific risk in interest rate and equity products.

As the VaR model is an important market risk measurement and control tool and is used for determining a significant component of the market risk capital, it is regularly assessed. The main approach employed is the technique known as back-testing which counts the number of days when a loss exceeds the corresponding daily VaR estimate, measured at a 99% confidence level. The VaR model is categorised as green, amber or red. A green model is consistent with a good working model and is achieved for models that have four or less back-testing exceptions in a 12 month period. For the Group’s trading book, a green model status was maintained throughout 2010.

The Group's VaR should be interpreted in light of the limitations of the methodology used, as follows:

•
Historical Simulation VaR may not provide the best estimate of future market movements. It can only provide a prediction of the future based on events that occurred in the historical time series used. Therefore, events that are more severe than those in the historical data series cannot be predicted.

•	The use of a 99% confidence level does not reflect the extent of potential losses beyond that percentile.

•	The use of a one-day time horizon will not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day.

•	The Group computes the VaR of trading portfolios at the close of business. Positions may change substantially during the course of the trading day and intra-day profit and losses will be incurred.

These limitations mean that the Group cannot guarantee that losses will not exceed the VaR.

A risk not in VaR framework has been developed to quantify those market risks not adequately captured by the market standard VaR methodology. Where risks are not included in the model, various non-VaR controls (for example, position monitoring, sensitivity limits, triggers or stress limits) are in place.

Business review	Business review
Risk and balance sheet management

Market risk continued
The Group undertakes daily stress testing to identify the potential losses in excess of VaR. Stress testing is used to calculate a range of trading book exposures which result from extreme market events. Stress testing measures the impact of exceptional changes in market rates and prices on the fair value of the Group’s trading portfolios. The Group calculates historical stress tests and hypothetical stress tests.

Historical stress tests calculate the loss that would be generated if the market movements that occurred during historical market events were repeated.  Hypothetical stress tests calculate the loss that would be generated if a specific set of adverse market movements were to occur.

The RBS Group Global Market Risk Stress Testing Committee reviews and discusses all matters relating to Market Risk Stress Testing. Stress test exposures are discussed with senior management and relevant information is reported to the RBS Group Risk Committee, Executive Risk Forum and the Board. Breaches in RBS Group’s market risk stress testing limits are monitored and reported.  A range of historic stress tests are calculated specifically for the Group on a daily basis and are reported to the Group Risk Control Committee.

In addition to VaR and stress testing, the Group calculates a wide range of sensitivity and position risk measures, for example interest rate ladders or option revaluation matrices. These measures provide valuable additional controls, often at individual desk or strategy level.

Model validation governance
Pricing models are developed and owned by the front office. Where pricing models are used as the basis of books and records valuations, they are all subject to independent review and sign-off. Models are assessed by the RBS Group Model Product Review Committee (GMPRC) as having either immaterial or material model risk (valuation uncertainty arising from choice of modelling assumptions), the assessment being made on the basis of expert judgement. Those models assessed as having material model risk are prioritised for independent quantitative review. Independent quantitative review aims to quantify model risk (i.e., the impact of missing risk factors in the front office model or the possibility that we may be mismarking these products relative to other market participants who may be using an alternative model) by comparing model outputs against alternative independently developed models.

The results of the independent quantitative review are used by Market Risk to inform risk limits and by Finance to inform reserves. Governance over this process is provided by GMPRC, a forum which brings together Front Office Quantitative Analysts, Market Risk, Finance and Quantitative Research Centre (QuaRC), RBS Group Risk’s independent quantitative model review function.

Risk (market risk, incremental default risk, counterparty credit risk) models are developed both within business units and by RBS Group functions. Risk models are also subject to independent review and sign-off.

During 2010 the risk systems and market data history used by the Group to calculate sensitivities, VaR and stress testing for the majority of its portfolios containing market risk have been migrated to those used for similar exposures in the rest of the RBS Group.

Traded portfolios
The primary focus of RBS Group’s trading activities is to provide an extensive range of debt and equity financing, risk management and investment services to its customers, including private clients and major corporations and financial institutions around the world. The Group’s activity is organised similarly to the rest of RBS Group’s trading activity.  This is organised along six principal business lines: money markets; rates flow trading; currencies and commodities; equities; credit markets and portfolio management & origination. Financial instruments held in the Group’s trading portfolios include, but are not limited to: debt securities, loans, deposits, equities, securities sale and repurchase agreements and derivative financial instruments (futures, forwards, swaps and options).

The Group participates in exchange traded and over-the-counter (OTC) derivatives markets. The Group buys and sells financial instruments that are traded or cleared on an exchange, including interest rate swaps, futures and options. Holders of exchange traded instruments provide margin daily with cash or other security at the exchange, to which the holders look for ultimate settlement.

The Group also buys and sells financial instruments that are traded OTC, rather than on a recognised exchange. These instruments range from commoditised transactions in derivative markets, to trades where the specific terms are tailored to the requirements of the Group’s customers.  In many cases, industry standard documentation is used, most commonly in the form of a master agreement, with individual transaction confirmations.

Business review	Business review
Risk and balance sheet management

Market risk continued
The VaR for the trading portfolios segregated by type of market risk exposure, including idiosyncratic risk, is presented in the table below.

	2010				2009
Trading VaR summary	Average €m	Period end €m	Maximum €m	Minimum €m	Average €m	Period end €m	Maximum €m	Minimum €m
Interest rate	5.6	4.1	10.1	2.8	25.8	14.1	74.6	9.0
Credit spread	6.3	4.0	9.6	1.7	-	-	-	-
Currency	1.6	2.0	4.7	0.6	5.1	1.7	16.4	0.4
Equity	7.6	7.0	14.8	2.0	11.2	12.0	21.0	2.6
Commodity	0.8	1.1	4.1	0.1	0.8	0.6	2.5	0.3
Diversification	-	(8.7)	-	-	-	(14.3)	-	-
	11.5	9.5	19.0	3.4	24.4	14.1	70.7	7.0

	2008
	Average €m	Period end €m	Maximum €m	Minimum €m
Interest rate	49.6	68.8	93.8	28.5
Credit spread	-	-	-	-
Currency	8.5	13.9	19.6	2.7
Equity	29.7	19.4	79.9	12.6
Commodity	2.2	2.0	12.7	0.4
Diversification	-	(33.4)	-	-
	57.4	70.7	113.5	30.7

Key points

•	2009 and 2008 VaR figures reflect the inclusion of the Dutch State and Santander acquired businesses existing in the period prior to the legal separation of ABN AMRO Bank on 1 April 2010.

•
The average total VaR utilisation fell in 2010 compared with 2009 largely as a result of a reduction in trading book exposure due to transfers of businesses to RBS Group and reduced market volatility experienced throughout the period.

Business review	Business review
Risk and balance sheet management

Operational risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events.  Operational risk is an integral and unavoidable part of the Group’s business as it is inherent in the processes it operates to provide services to customers and generate profit for shareholders.  An objective of operational risk management is not to remove operational risk altogether, but to manage the risk to an acceptable level, taking into account the cost of minimising the risk as against the resultant reduction in exposure.  Strategies to manage operational risk include avoidance, transfer, acceptance and mitigation by controls.

Group policy framework
The RBS Group Policy Framework (GPF) supports a consistent approach to how the Group does business and helps everyone understand their individual and collective responsibilities. It is a core component of the Group’s risk appetite framework; it not only supports the risk appetite setting process, it also underpins the control environment.

Work to design, implement and embed GPF has continued throughout 2010 and will extend into 2011.  RBS Group's plans for ongoing development of GPF will support increased consistency in risk appetite setting across all risk types faced by the Group, including alignment to RBS Group's strategic business and risk objectives.

Appropriate and effectively implemented Policy Standards are a fundamental component of GPF and support attainment and maintenance of a satisfactory control framework.

The GPF requires consideration and agreement through Group governance of the level of risk appetite the Group has and how this is justifiable in the context of the Group's strategic objectives.

There will be ongoing reassessment of risks, risk appetite and controls within the GPF and where appropriate, potential issues will be identified and addressed to ensure the Group moves in line with the set objectives and remains constantly aligned with these objectives and market practice at all times.

Through our three lines of defence model we obtain assurance that the standards in the GPF are being adhered to and GPF defines requirements for testing and gathering evidence which demonstrates that each division and function is appropriately controlled.

GPF is owned and managed by RBS Group’s operational risk function and relies upon RBS Group's operational risk framework for effective implementation and ongoing maintenance.

Three lines of defence model
To ensure appropriate responsibility is allocated for the management, reporting and escalation of operational risk, the Group operates a three lines of defence model which outlines principles for the roles, responsibilities and accountabilities for operational risk management.

1st line of defence The businesses	2nd line of defence Operational Risk	3rd line of defence Group Internal Audit
Accountable for the ownership and day-to-day management and control of operational risk.

Responsible for implementing processes in compliance with Group policies.

Responsible for testing key controls and monitoring compliance with Group policies.

Responsible for the implementation and maintenance of the operational risk framework, tools and methodologies.

Responsible for oversight and challenge on the adequacy of the risk and control processes operating in the business.

Responsible for providing independent assurance on the design, adequacy and effectiveness of the Group’s system of internal controls.

Business review	Business review
Risk and balance sheet management

Operational risk continued
RBS Group’s Operational Risk Policy Standards (ORPS) are incorporated in the GPF.  They provide the direction for delivering effective operational risk management and are designed to enable the consistent identification, assessment, management, monitoring and reporting of operational risk across the Group.

The three lines of defence model and the ORPS apply throughout the Group and are implemented taking into account the nature and scale of the underlying business.  The following key operational risk management techniques are included in the ORPS;

•	Risk and control assessments: business units identify and assess operational risks to ensure that they are effectively managed, prioritised, documented and aligned to risk appetite;

•
Scenario analysis: scenarios for operational risk are used to assess the possible impact of extreme but plausible operational risk loss events. Scenario assessments provide a forward looking basis for managing exposures that are beyond the Group’s risk appetite;

•
Loss data management: the business units have processes in place to capture operational loss events above certain minimum thresholds. The data is used to enhance the adequacy and effectiveness of controls, identify opportunities to prevent or reduce the impact of recurrence, identify emerging themes, enable formal loss event reporting and inform risk and control assessments and scenario analysis.  Escalation of individual events to senior management is determined by the seriousness of the event.  Operational loss events are categorised under the following headings:

–	Clients, products and business practices;
–	Technology and infrastructure failures;
–	Employment practices and workplace safety;
–	Internal fraud;
–	External fraud;
–	Execution, delivery and process management;
–	Malicious damage; and
–	Disaster and public safety.

•
New product approval process: this process ensures that all new products or significant variations to existing products are subject to a comprehensive risk assessment. Products are evaluated and approved by specialist areas and are subject to executive approval prior to launch; and

•
Self Certification Process: this requires management to monitor and report regularly on the internal control framework for which they are responsible, confirming its adequacy and effectiveness. This includes certifying compliance with the requirements of the GPF.

Each business unit must manage its operational risk exposure within an acceptable level, testing the adequacy and effectiveness of controls and other risk mitigants (for example, insurance) regularly and documenting the results.  Where material control weaknesses are identified, action plans must be produced and tracked to completion.

Operational risk metrics
Reporting forms an integral part of operational risk management. The Group’s risk management processes are designed to ensure that issues are identified, escalated and managed on a timely basis.  Exposures for each division are reported through monthly risk and control reports, which provide detail on the risk exposures and action plans.  Events that have a material, actual or potential impact on the Group’s finances, reputation or customers, are escalated and reported to divisional and Group executive.

Operational risk events by risk category - % of total by value
The charts below show a similar distribution of losses by value across the risk categories, captured at the date the event occurred and updated as losses crystallise.

Note: no losses occurred in the categories 'Employment practices and workplace', 'Disaster and Public safety' or 'Malicious damage'.

Business review	Business review
Risk and balance sheet management

Operational risk continued
Fraud prevention
Fraud remains a big challenge to the Group, and the rest of the financial services industry.  The Group continues to respond to this threat, continually investing in people and processes for both detective and preventative measures, especially in relation to the impact of organised crime against the Group.

Physical security
The Group continues to implement strong security measures to ensure the safety of our staff, our customers and our businesses from physical harm.  Against an ever-changing threat environment, these measures are kept under constant review and adapted accordingly.  The Group also continues to mitigate against the threat posed by international related terrorism.

Information security
The Group is committed to protecting customer, employee and Group information with regard to loss of confidentiality, integrity and availability.  This extends to all physical and electronic information.  All employees and related third parties of the Group are responsible for the protection of Group assets, systems and information.  All customer information is treated as confidential and appropriate security is applied to protect the information.  Additionally, the Group’s Information Security Policy is reviewed regularly and includes processes for managing and monitoring compliance with the policy.  The same standards apply to information controlled by the Group or managed by authorised third parties.

The Group continues to invest in programmes to enhance and maintain information security controls and systems.  For example, during 2010 we have risk assessed the Group's externally facing websites and penetration tested those websites that contain confidential, high-risk Group data and established an assurance team to implement an ongoing programme of third party reviews.

Business continuity
The need to ensure the continuity of business across the Group and the management of crisis situations is a key activity within the risk function. Key risks and threats that the Group is consistently monitoring from a business continuity perspective include pandemics, terrorism, environmental impacts and technology disruptions. Business continuity plans are in place to ensure that the Group can continue key products, services, and operations.  A consistent crisis management framework has been developed that includes a six step methodology and allows incidents to be managed and resolved through skilled global teams.

Regulatory risk
Regulatory risk arises from the non-adherence to international and national rules and regulations. The Group manages regulatory risk through a regulatory risk and compliance framework that seeks to ensure the Group is in compliance with all banking, securities and anti-money laundering regulations defined by more than 120 different regulatory bodies and central banks across the world. This framework comprises global regulatory risk policies, tracking of regulatory developments, training and awareness, assurance and monitoring and regulatory relationship management.

Global regulatory risk policies
Within the RBS Group Policy Framework (GPF), regulatory risk and compliance policies define minimum standards for all businesses to adhere to on a global basis. These global minimum standards are supplemented by division specific policies where appropriate (product specific or local market specific requirements).

Regulatory developments
Regulatory environments are constantly evolving and it is critical that the Group both understands early on the drivers for this change and be able to assess the potential impact of prospective rules and regulations on the different businesses. The regulatory developments tracker seeks to identify, track and monitor all such material changes and ensure that an appointed senior executive is responsible for assessing the potential impacts on the Group’s business. Such activity supports both effective engagement in the regulatory consultation process, and planning for the introduction of new or changed rules and regulations.

Training and awareness
Maintaining compliance with existing rules and regulations requires a continued investment in professional training and maintaining risk awareness. The group undertakes extensive training both with group wide learning initiatives (e.g. anti money laundering) as well as divisional or product specific training. To support the professional development of the Group’s regulatory risk staff RBS Group has a comprehensive progressive training programme that is deployed on a global basis.

Assurance and monitoring
Assurance and monitoring activities are key to ensuring that the Group can demonstrate ongoing compliance with existing rules and regulations. Such activities are conducted in both the 1st line and 2nd line of defence. Work to design, implement and embed enhanced monitoring tools was undertaken in 2010 and will continue into 2011.

Regulatory relationship management
The Group is committed to working with its regulators in an open and constructive way as it deals with both the evolution of regulatory frameworks as well as the ongoing compliance to existing rules and regulations.

Reputation risk
Reputation risk is defined as the potential loss in reputation that could lead to negative publicity, loss of revenue, costly litigation, a decline in the customer base or the exit of key Group employees.

Reputation risk can arise from actions taken by the Group or a failure to take action, such as failing to assess the environmental, social or ethical impacts of clients or projects that the Group has provided products or services to.

The Group seeks to safeguard its reputation by considering the impact on the value of its franchise from how it conducts business, its choice of customers and the way stakeholders view the Group. Managing the Group’s reputation is the joint responsibility of all employees, and reputational considerations should, as part of standard practise, be integrated into the Group’s day-to-day decision making structures.

Business review	Business review
Risk and balance sheet management

Reputation risk continued
Currently RBS Group manages reputational risk through a number of functions, RBS Group Communications, RBS Group Sustainability and an RBS Group Environmental, Social and Ethical (ESE) risk management function. The latter function is responsible for assessing ESE risks associated with business engagements and business divisions.

The Managing Board has ultimate responsibility for managing any impact on the reputation of the Group arising from its operations. The RBS Group Sustainability Committee (established at the beginning of 2010) sets the overall strategy and approach for the management of Group Sustainability. However, all parts of the Group take responsibility for reputation management.

Pension risk
The Group is exposed to risk from its defined benefit pension schemes to the extent that the assets of the schemes do not fully match the timing and amount of the schemes’ liabilities.  Pension scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in legislation.  Ultimate responsibility of the Group’s pension schemes is separate from Group management.  The Group is exposed to the risk that the market value of the schemes’ assets, together with future returns and any additional future contributions could be considered insufficient to meet the liabilities as they fall due.  In such circumstances, the Group could be obliged, or may choose, to make additional contributions to the schemes.

The RBS AA Pension Scheme in the UK and the Stichting Pensioenfonds RBS Nederland in the Netherlands are the largest of the schemes and the main sources of pension risk.  The Trustee or Pension Boards of these schemes are solely responsible for the investment of the schemes’ assets which are held separately from the assets of the Group.

Risk appetite and investment policy are agreed by the Trustee or Pension Board with quantitative and qualitative input from the scheme actuaries and investment advisers. The schemes are invested in diversified portfolios of equities, government and corporate fixed-interest and index-linked bonds, and other assets including property.  Interest and inflation risks are mitigated partially by investment in suitable physical assets and appropriate derivative contracts.

Business review continued	Business review
Risk and balance sheet management

Other risk exposures
Explanatory note
These disclosures provide information on certain elements of the Group's credit market, the majority of which reside in Non-Core and, to a lesser extent, Global Banking & Markets (GBM).

Definitions of acronyms used in this section are explained in the Glossary of terms on page 232 to 236.

Debt Securities
The Group structures, originates, distributes and trades debt in the form of loan, bond and derivative instruments in all major currencies and debt capital markets in North America, Western Europe, Asia and major emerging markets.  The table below analyses the carrying value of the Group's debt securities.

	2010	2009	2008
	€bn	€bn	€bn
Securities issued by central and local governments	27.2	49.7	41.3
Asset-backed securities	18.4	24.4	31.7
Securities issued by corporates, US federal agencies and other entities	3.3	4.2	8.0
Securities issued by banks and building societies	3.4	6.5	6.0
Total debt securities	52.3	84.8	87.0

Asset-backed securities (ABS)
The Group’s credit market activities gave rise to risk concentrations in ABS. The Group has exposures to ABS which are predominantly debt securities but can also be held in derivative form. ABS have an interest in an underlying pool of referenced assets. The risks and rewards of the referenced pool are passed onto investors by the issue of securities with varying seniority, by a special purpose entity.

ABS include residential mortgage backed securities (RMBS), commercial mortgage backed securities (CMBS), collateralised debt obligations (CDOs), collateralised loan obligations (CLOs) and other ABS. In many cases the risk on these assets is hedged by way of credit derivative protection purchased over the specific asset or relevant ABS indices. The counterparty to some of these hedge transactions are monoline insurers.

The following tables summarise the Groups' net exposures and carrying values of these securities by geography of the underlying assets at 31 December 2010, 2009 and 2008.

Gross exposures represent the principal amounts relating to ABS. G10 government RMBS comprises securities that are mostly guaranteed by the Dutch government. Net exposures represent the carrying value after taking account of the hedge protection purchased from monoline insurers and other counterparties, but exclude the effect of counterparty credit valuation adjustments. The hedge provides credit protection of both principal and interest cash flows in the event of default by the counterparty. The value of this protection is based on the underlying instrument being protected.

Business review continued	Business review
Risk and balance sheet management

Other risk exposures continued
Asset-backed securities by product, geography and measurement classification

	US	UK	Other Europe	RoW (1)	Total	FVTP(2) HFT(3)	AFS (4)	LAR(5)
2010	€m	€m	€m	€m	€m	€m	€m	€m
Gross exposure
RMBS: G10 governments	-	-	7,449	-	7,449	-	7,449	-
RMBS: covered bond	160	242	9,887	-	10,289	-	10,289	-
RMBS: prime	-	-	-	-	-	-	-	-
RMBS: non-conforming	-	-	-	-	-	-	-	-
RMBS: sub-prime	-	-	-	-	-	-	-	-
CMBS	-	-	-	-	-	-	-	-
CDOs	-	-	163	-	163	9	154	-
CLOs	-	-	-	-	-	-	-	-
Other ABS	-	-	2,229	31	2,260	-	2,260	-
	160	242	19,728	31	20,161	9	20,152	-

Net exposure
RMBS: G10 governments	-	-	6,909	-	6,909	-	6,909	-
RMBS: covered bond	164	242	8,724	-	9,130	-	9,130	-
RMBS: prime	-	-	-	-	-	-	-	-
RMBS: non-conforming	-	-	-	-	-	-	-	-
RMBS: sub-prime	-	-	-	-	-	-	-	-
CMBS	-	-	-	-	-	-	-	-
CDOs	-	-	146	-	146	-	146	-
CLOs	-	-	-	-	-	-	-	-
Other ABS	-	-	2,173	31	2,204	-	2,204	-
	164	242	17,952	31	18,389	-	18,389	-

	US	UK	Other Europe	RoW (1)	Total	FVTP(2) HFT(3)	AFS (4)	LAR(5)
2009	€m	€m	€m	€m	€m	€m	€m	€m
Gross exposure
RMBS: G10 governments	-	-	7,902	106	8,008	106	7,902	-
RMBS: covered bond	55	335	10,786	-	11,176	-	11,176	-
RMBS: prime	-	183	3,165	4	3,352	3,352	-	-
RMBS: non-conforming	-	-	-	-	-	-	-	-
RMBS: sub-prime	-	-	-	9	9	-	9	-
CMBS	-	-	-	-	-	-	-	-
CDOs	5	148	238	-	391	8	234	148
CLOs	-	-	-	-	-	-	-	-
Other ABS	-	-	2,849	29	2,878	429	2,449	-
	60	666	24,940	148	25,814	3,895	21,770	148

Net exposure
RMBS: G10 governments	-	-	7,735	37	7,772	37	7,735	-
RMBS: covered bond	56	324	10,490	-	10,870	-	10,870	-
RMBS: prime	-	168	2,850	4	3,022	3,022	-	-
RMBS: non-conforming	-	-	-	-	-	-	-	-
RMBS: sub-prime	-	-	-	9	9	-	9	-
CMBS	-	-	-	-	-	-	-	-
CDOs	-	58	200	-	258	-	200	58
CLOs	-	-	-	-	-	-	-	-
Other ABS	-	-	2,434	29	2,463	20	2,443	-
	56	550	23,709	79	24,394	3,079	21,257	58
For notes to these tables refer to page 73.

Business review continued	Business review
Risk and balance sheet management

Other risk exposures continued
Asset-backed securities by product, geography and measurement classification continued

	US	UK	Other Europe	RoW (1)	Total	FVTP(2) HFT(3)	AFS (4)	LAR(5)
2008	€m	€m	€m	€m	€m	€m	€m	€m
Gross exposure
RMBS: G10 governments	-	-	7,997	48	8,045	48	7,997	-
RMBS: covered bond	46	304	10,507	-	10,857	-	10,858	-
RMBS: prime	-	160	3,568	6	3,734	3,734	-	-
RMBS: non-conforming	-	-	-	-	-	-	-	-
RMBS: sub-prime	2	11	297	19	329	314	14	-
CMBS	195	12	350	39	596	592	-	-
CDOs	3,550	137	329	-	4,016	3,689	327	-
CLOs	349	38	148	-	535	535	-	-
Other ABS	-	-	3,606	27	3,633	258	3,376	-
	4,142	662	26,802	139	31,745	9,170	22,572	-

Net exposure
RMBS: G10 governments	-	-	7,997	48	8,045	48	7,997	-
RMBS: covered bond	46	304	10,507	-	10,857	-	10,858	-
RMBS: prime	-	160	3,568	6	3,734	3,734	-	-
RMBS: non-conforming	-	-	-	-	-	-	-	-
RMBS: sub-prime	-	2	255	14	271	257	14	-
CMBS	22	12	275	39	348	344	-	-
CDOs	670	-	327	-	997	671	327	-
CLOs	-	34	148	-	182	182	-	-
Other ABS	-	-	3,606	27	3,633	258	3,376	-
	738	512	26,683	134	28,067	5,494	22,572	-

Notes:
(1) Rest of World
(2) Designated as at fair value through profit or loss
(3) Held-for-trading
(4) Available-for-sale
(5) Loans and receivables

Business review continued	Business review
Risk and balance sheet management

Other risk exposures continued
Asset-backed securities by product, geography and measurement classification continued
The table below summarises the ratings levels of ABS carrying values.  Credit ratings are based on those from rating agencies Standard & Poor’s (S&P), Moody’s and Fitch and have been mapped onto the S&P scale.

	AAA	AA to AA+	A to AA-	BBB- to A-	Non-investment grade	Unrated	Total
2010	€m	€m	€m	€m	€m	€m	€m
RMBS: G10 governments	5,136	1,774	-	-	-	-	6,910
RMBS: covered bond	8,241	414	474	-	-	-	9,129
RMBS: prime	-	-	-	-	-	-	-
RMBS: sub-prime	-	-	-	-	-	-	-
CMBS	-	-	-	-	-	-	-
CDOs	-	-	127	19	-	-	146
CLOs	-	-	-		-	-	-
Other ABS	1,088	790	223	31	5	67	2,204
	14,465	2,978	824	50	5	67	18,389

2009
RMBS: G10 governments	7,634	138	-	-	-	-	7,772
RMBS: covered bond	10,389	406	75	-	-	-	10,870
RMBS: prime	3,022	-	-	-	-	-	3,022
RMBS: sub-prime	9	-	-	-	-	-	9
CMBS	-	-	-	-	-	-	-
CDOs	200	-	-	-	58	-	258
CLOs	-	-	-	-	-	-	-
Other ABS	2,113	301	-	29	-	20	2,463
	23,367	845	75	29	58	20	24,394

2008
RMBS: G10 governments	8,045	-	-	-	-	-	8,045
RMBS: covered bond	10,858	-	-	-	-	-	10,858
RMBS: prime	3,725	-	-	9	-	-	3,734
RMBS: sub-prime	224	-	-	61	43	-	328
CMBS	562	-	-	31	-	-	593
CDOs	2,243	-	-	742	883	148	4,016
CLOs	495	-	-	35	-	5	535
Other ABS	3527	-	-	8	-	98	3,633
	29,679	-	-	886	926	251	31,742

Key points

•	Carrying values of asset-backed securities decreased by €6 billion during 2010 with net reductions across all portfolios.

•
The RMBS held for trading positions fully matured or were sold off in 2010. The composition of the remaining AFS portfolio has not changed substantially since 31 December 2009.The available-for-sale RMBS: G10 governments positions are backed by mortgages covered by the Dutch mortgage guarantee scheme. The available-for-sale RMBS: covered bond positions originated largely in Europe and relate mostly to Spanish securities.

•
The CDO & CLO exposure decreased significantly due to transfers to RBS Group in the first half of 2009. As part of the transfer, all super senior CDO positions were sold to RBS Group. The remaining available-for-sale portfolio comprises other senior CDOs. The CDO & CLO exposure decreased further in 2010 mainly due to the maturing of positions.

Business review continued	Business review
Risk and balance sheet management

Other risk exposures continued
Non-investment grade and unrated ABS

The table below summarises the carrying values by accounting classification of ABS rated as non-investment grade or not publicly rated:

	Non-investment grade				Unrated
	HFT	AFS	LAR	Total	HFT	AFS	LAR	Total
2010	€m	€m	€m	€m	€m	€m	€m	€m
RMBS: sub-prime	-	-	-	-	-	-	-	-
CMBS	-	-	-	-	-	-	-	-
CDOs	-	-	-	-	-	-	-	-
CLOs	-	-	-	-	-	-	-	-
Other ABS	-	5	-	-	-	67	-	72
	-	5	-	-	-	67	-	72

2009
RMBS: sub-prime	-	-	-	-	-	-	-	-
CMBS	-	-	-	-	-	-	-	-
CDOs	-	-	58	-	-	-	-	58
CLOs	-	-	-	-	-	-	-	-
Other ABS	-	-	-	-	20	-	-	20
	-	-	58	-	20	-		78
2008
RMBS: sub-prime	43	-	-	-	-	-	-	43
CMBS	-	-	-	-	-	-	-	-
CDOs	883	-	-	-	148	-	-	1,031
CLOs	-	-	-	-	5	-	-	5
Other ABS	-	-	-	-	98	-	-	98
	926	-	-	-	251	-	-	1,177

Key points

•	The CDO & CLO exposure decreased significantly due to transfers to RBS Group in the first half of 2009.

Business review continued	Business review
Risk and balance sheet management

Other risk exposures continued
Credit valuation adjustments
Credit valuation adjustments (CVA) represent an estimate of the adjustment to arrive at fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures.

The CVAs are set out below.
	2010 €m	2009 €m	2008 €m
Monoline insurers	1,905	2,107	2,822
CDPCs	-	4	591
Other counterparties	122	211	679
Total CVA adjustments	2,027	2,322	4,092

Monoline insurers
The Group has purchased protection from monolines, mainly against specific asset-backed securities. Monolines specialise in providing credit protection against the principal and interest cash flows due to the holders of debt instruments in the event of default by the debt instrument counterparty. This protection is typically held in the form of derivatives such as credit default swaps (CDSs) referencing underlying exposures held directly or synthetically by the Group.

The gross mark-to-market of the monoline protection depends on the value of the instruments against which protection has been bought. A positive fair value, or a valuation gain, in the protection is recognised if the fair value of the instrument it references decreases. For the majority of trades the gross mark-to-market of the monoline protection is determined directly from the fair value price of the underlying reference instrument, however for the remainder of the trades, the gross mark-to-market is determined using industry standard models.

The methodology employed to calculate the monoline CVA uses CDS spreads and internally assessed recovery levels to determine the market's implied level of expected loss on monoline exposures of different maturities. CVA is calculated at a trade level by applying the expected loss corresponding to each trade's expected maturity to the gross mark-to-market of the monoline protection. The expected maturity of each trade reflects the scheduled notional amortisation of the underlying reference instruments and whether payments due from the monoline insurer are received at the point of default or over the life of the underlying reference instruments.

The €695 million hedges with bank counterparties include the overlay swap transacted with RBS Group which transfers the daily movement in the CVA between the Group and RBS Group for these trades.

The table below summarises the Group's exposure to monolines; all of which are in Non-Core.
	2010 €m	2009 €m	2008 €m
Gross exposure to monolines	2,600	2,913	5,278
Hedges with financial institutions (including an overlay swap with RBS Group)	(695)	(806)	(283)
Credit valuation adjustment	(1,905)	(2,107)	(2,822)
Net exposure to monolines	-	-	2,173

CVA as a % of gross exposure	73%	72%	41%

Credit risk RWAs	64,200	115,953	162,959

The net income statement effect relating to monoline exposures is shown below.
	2010	2009	2008
	€m	€m	€m
Credit valuation adjustment at 1 January 2010	(2,107)	(2,822)	(606)
Credit valuation adjustment at 31 December 2010	(1,905)	(2,107)	(2,822)
Decrease/(increase) in credit valuation adjustment	202	715	(2,216)
Net (debit) relating to realisation, hedges, foreign exchange and other movements	(180)	(1,994)	(1,299)
Net credit/(debit) to income statement	22	(1,279)	(3,515)

Business review continued	Business review
Risk and balance sheet management

Other risk exposures continued
Credit valuation adjustments continued

Credit derivative product companies
A credit derivative product company (CDPC) is a company that sells protection on credit derivatives. CDPCs are similar to monoline insurers, however, they are not regulated as insurers.

The Group purchased credit protection from CDPCs through tranched and single name credit derivatives.

The Group has fully novated its exposure to CDPCs to RBS plc in the course of 2010 and 2009.

Other counterparties
The CVA for all other counterparties is calculated on a portfolio basis reflecting an estimate of the amount a third party would charge to assume the credit risk.

Expected losses are determined from the market implied probability of defaults and internally assessed recovery levels. The probability of default is calculated with reference to observable credit spreads and observable recovery levels. For counterparties where observable data do not exist, the probability of default is determined from the average credit spreads and recovery levels of baskets of similarly rated entities. A weighting of 50% to 100% is applied to arrive at the CVA. The weighting reflects portfolio churn and varies according to the counterparty credit quality.

Expected losses are applied to estimated potential future exposures which are modelled to reflect the volatility of the market factors which drive the exposures and the correlation between those factors. Potential future exposures arising from vanilla products (including interest rate and foreign exchange derivatives) are modelled jointly using the Group's core counterparty risk systems. The majority of the Group's CVA held in relation to other counterparties arises on these vanilla products. The exposures arising from all other product types are modelled and assessed individually. The potential future exposure to each counterparty is the aggregate of the exposures arising on the underlying product types.

The correlation between exposure and counterparty risk is also incorporated within the CVA calculation where this risk is considered significant. The risk primarily arises on trades with emerging market counterparties where the gross mark-to-market value of the trade, and therefore the counterparty exposure, increases as the strength of the local currency declines.

Collateral held under a credit support agreement is factored into the CVA calculation. In such cases where the Group holds collateral against counterparty exposures, CVA is held to the extent that residual risk remains.

Business review continued	Business review
Risk and balance sheet management

Participation in UK Government’s Asset Protection Scheme
In 2009, RBS plc, entered into an agreement (the Asset Protection Scheme (APS)) with HM Treasury (HMT), acting on behalf of the UK Government, under which it purchased credit protection over a portfolio of specified assets and exposures (covered assets) from HMT.  Although the portfolio of covered assets includes assets recorded on the Group’s balance sheet, the Group is not entitled to benefit under this contract.

However, the Group entered into credit protection agreements in 2009 in the form of a financial guarantee contract and a credit derivative contract with RBS plc that provides full principal protection over those covered assets attributable to the Group for their remaining life.

Under the terms of these contracts on impairment of a covered asset the Group is entitled to receive from RBS plc the present value of the difference between contractual and expected cash flows from the asset; subsequent reductions in the estimated lost cash flows are paid by the Group to RBS plc and increases paid by RBS plc to the Group.

The credit derivative which protects a portfolio of financial assets, principally derivative financial assets, measured at fair value with changes in fair value taken to profit or loss, meets the definition of a derivative in IAS 39 and is carried at fair value with changes in fair value reflected in profit or loss.

The financial guarantee contract protects a portfolio of assets classified as loans and receivables.  It meets the definition of a financial guarantee contract in IAS 39 and was recorded initially at its transaction value.  It is being amortised to profit or loss over the expected remaining life of the assets in the portfolio it guarantees.

No adjustments are made to the measurement of the covered assets to reflect the protection provided by the financial guarantee contract and the credit derivative.  Impairment provisions on covered assets classified as loans and receivables are assessed and charged in accordance with the Group’s accounting policy; covered assets that are held-for-trading, designated at fair value or classified as available-for-sale continue to be measured at fair value with no adjustments to reflect the protection received.   There is no change in how gains and losses on the covered assets are recognised in the income statement or in other comprehensive income.  As a result the Group’s credit quality ratios are unaffected.

At the time an impairment loss is recognised on a covered asset classified as loans and receivables, a reimbursement asset representing the amount receivable from RBS plc is recognized in the balance sheet with a corresponding entry to profit or loss offsetting the impairment charge.

On inception of the contract in 2009, the Group paid a premium of €3.8 billion. During 2010, the premium was revised to €3.3 billion.  The initial covered portfolio totalled €27.3 billion with an average remaining maturity of 6 years. At 31 December 2010 the carrying values of the financial guarantee contract and the credit derivative were €617 million and €206 million respectively.

Business review continued	Business review
Risk and balance sheet management

Covered assets
The table below provides a breakdown of assets covered under the Asset Protection Scheme back-to-back agreement.

	Residential mortgages	Consumer finance	Commercial real estate finance	Leveraged finance	Project finance	Structured finance	Loans	Bonds	Derivatives	Total
2010	€m	€m	€mm	€mm	€mm	€mm	€mm	€mm	€mm	€mm
Financial institutions	150	198	-	156	-	230	2,123	26	3,705	6,588
Manufacturing	-	-	-	318	-	-	3890	56	459	4,723
Natural resources	-	-	-	-	58	-	447	-	15	520
Property	-	-	89	-	-	-	132	17	15	253
Retail and leisure	-	-	-	407	6	-	822	-	5	1,240
Services	-	-	77	635	-	-	369	15	181	1,277
TMT	-	-	-	317	-	-	1,327	7	30	1,681
Transport	-	-	-	32	38	-	431	313	214	1,028
Personal and SME	-	-	37	-	-	-	89	14	-	140
Total	150	198	203	1,865	102	230	9,630	448	4,624	17,450

	Residential mortgages	Consumer finance	Commercial real estate finance	Leveraged finance	Project finance	Structured finance	Loans	Bonds	Derivatives	Total
2009	€m	€m	€m	€m	€m	€m	€mm	€m	€mm	€m
Financial institutions	-	-	-	237	-	301	3,030	267	4,867	8,702
Manufacturing	-	-	-	2,273	56	-	5,945	96	666	9,036
Natural resources	-	-	-	392	70	-	744	-	89	1,295
Property	-	-	79	-	-	-	346	14	184	623
Retail and leisure	-	-	-	513	-	-	1,205	-	86	1,804
Services	-	-	76	600	-	27	947	14	478	2,142
TMT	-	-	-	395	-	-	1,965	6	88	2,454
Transport	-	-	-	28	-	-	637	-	77	742
Personal and SME	-	-	33	2	-	-	104	12	1	152
Other	137	176	-	-	-	-	-	-	-	313
Total	137	176	188	4,440	126	328	14,923	409	6,536	27,263

Credit quality of credit risk assets
The table below analyses the credit quality of the credit risk assets by risk bands of covered assets.

Asset quality band	Probability of default range	2010 €m	2009 €m
AQ1	0% - 0.03%	851	1,191
AQ2	0.03% - 0.05%	977	1,280
AQ3	0.05% - 0.10%	1,518	2,032
AQ4	0.10% - 0.38%	1,607	4,181
AQ5	0.38% - 1.08%	3,058	3,260
AQ6	1.08% - 2.15%	1,064	1,444
AQ7	2.15% - 6.09%	1,169	2,618
AQ8	6.09% - 17.22%	236	1,245
AQ9	17.22% - 100%	4,029	5,017
AQ10	100%	2,941	4,995

Total		17,450	27,263

Corporate Governance	Contents

81	Introduction
81	Corporate Governance in the Netherlands
81	Corporate Governance in the United States
81	Boards and Committees
	81	Supervisory Board
	84	Risk & Audit Committee
	85	Managing Board
	87	Risk & Control Committee
	87	Asset and Liability Management Committee
	87	Disclosure Committee
88	Relations with shareholders
89	Dutch Banking Code
93	Management’s report on internal control over financial reporting under the Dutch Corporate Governance Code
94	Management’s report on internal control over financial reporting

Corporate Governance continued	Corporate Governance

Introduction
The Group has always maintained high corporate governance standards. Good corporate governance is critical in order to realise its strategic goal of creating sustainable long-term value for all the Group’s stakeholders – including its shareholders, clients, employees and society at large. It is the foundation of the Group’s licence to operate.

In order to achieve good corporate governance the Group organises the business in a way that promotes first-class stewardship by the Managing Board and effective supervision by the Supervisory Board. Integrity, transparency and accountability are key elements of the Group’s corporate governance, as they are embedded in the Group’s business as a whole. These key elements ensure that the controls and oversight necessary for effective risk management, compliance with regulations, and accurate and complete disclosure of information to the market are effective.

The Group’s guiding compass in these matters is provided by its Code of conduct, which constitutes the Group’s ‘code of ethics’.

Corporate governance in the Netherlands
Dutch Corporate Governance Code (‘Code Frijns’)
On 25 March 2008 the Group announced that it had resolved to apply for delisting of its ordinary shares and the (formerly convertible) preference shares from Euronext Amsterdam, the regulated market of Euronext Amsterdam N.V. (‘Euronext Amsterdam’) and to apply for the delisting of its American Depositary Shares (‘ADSs’) from the New York Stock Exchange (‘NYSE’). Its ordinary shares and its ADSs were delisted from Euronext Amsterdam and the NYSE respectively, effective 25 April 2008. The (formerly convertible) preference shares were delisted shortly after finalisation of the squeeze-out proceedings on 22 September 2008. As a result of the delisting, the Company is no longer required to adhere to Code Frijns. The Group ensures proper corporate governance by focusing on the Dutch Banking Code which caters for specific corporate governance rules for banks.

The Dutch Banking Code ('Code Banken')
The Code Banken was drawn up by the Netherlands Bankers' Association (NVB) in response to the report entitled 'Restoring Trust' ('Naar herstel van vertrouwen'), which was published by the Advisory Committee on the Future of Banks (Adviescommissie Toekomst Banken) on 7 April 2009. The recommendations of the Advisory Committee’s report have been used as the basis for this Code Banken. The Code Banken came into force on 1 January 2010.

Capital Requirement Directive III ('CRD III')
CRD III was adopted by the European Parliament and Council on 24 November 2010.  It contains certain provisions on capital requirements for trading portfolios and securitisations. It also contains principles on sound compensation policies. Each member state of the European Union has the requirement to implement the directive in their national legislation.

The principles of sound compensation policies were implemented by the publication of the Regulation by the Dutch Central Bank on Sound Compensation Policies for Financial Institutions, which came into effect on 1 January 2011. The Group adheres fully to the principles of CRD III that were implemented in the Netherlands.

Corporate governance in the United States
As SEC-registered company, the Group is subject to US securities laws, including the Sarbanes-Oxley Act, as well as certain corporate governance rules in connection with the Group’s listing of NYSE Alternext debt. To meet the requirements of the Sarbanes-Oxley Act, the Group established a Disclosure Committee that formalised the roles, tasks and disciplines that were already in place for ensuring the accuracy and completeness of information disclosed to the market.

The Group’s report on internal control over financial reporting under Section 404 of the US Sarbanes-Oxley Act is included in this Annual Report 2010 that is also filed on Form 20-F with the SEC.

Approval of Annual Report
The Managing Board has approved the Annual Report in its meeting on 22 March 2011. The Supervisory Board has approved the Annual Report in its meeting on 24 March 2011. The Group has proposed to its Shareholders that it adopts the 2010 financial statements, as included in this annual report, and discharge the Managing Board and Supervisory Board in respect of their management and supervision respectively.

Boards and Committees
RBS Holdings and RBS N.V. are both companies with limited liability incorporated under the laws of the Netherlands. Both companies have a two-tier system of corporate governance; consisting of a Supervisory Board and a Managing Board. The day to day management of the companies vests with the Managing Board. The Supervisory Board  provides oversight and advice to the Managing Board.

There is a personal union in place between the Managing Boards of RBS Holdings and RBS N.V. and between the Supervisory Boards of RBS Holdings and RBS N.V. This means that the members of the Managing Board and Supervisory Board of RBS Holdings and RBS N.V. are the same.

Supervisory Board
The Supervisory Board supervises the Managing Board, as well as the general affairs of RBS Holdings and the enterprises connected to it. In addition, it is charged with assisting and advising management and supervising the corporate governance structure of RBS Holdings.

In performing their duties, the members of the Supervisory Board are guided by the interests of the Group and the businesses connected to it and shall take into account the relevant interests of the Group's stakeholders. Certain powers vest in the Supervisory Board, including the approval of certain resolutions by the Managing Board.

The Supervisory Board is an independent corporate body. Members of the Supervisory Board are appointed at the General Meeting of Shareholders. The Supervisory Board nominates one or more candidates for each vacant seat.

Under the Code Frijns, all members of the Supervisory Board must be independent with the exception of not more than one person. The Group is not compliant with that standard. The Group has four Supervisory Board members who can not be considered as independent within the scope of the Code Frijns.

Corporate Governance continued	Corporate Governance

Boards and Committees continued
Supervisory Board continued
Supervisory Board members are appointed for a term of four years and may be re-appointed after that term. The Supervisory Board members may serve a maximum term of 12 years from the date of their first appointment. Each member is required to resign at the first General Meeting of Shareholders after reaching the age of 70.

Candidates recommended for appointment or re-appointment to the Supervisory Board must meet the criteria of the membership profile, which are set out in the Rules Governing the Supervisory Board’s Principles and Best Practices of the Group.  The Rules Governing the Supervisory Board's Principles and Best Practices of RBS Holdings are also applicable to the Supervisory Board of RBS N.V.

Newly appointed Supervisory Board members undertake an induction programme. The new Supervisory Board members receive relevant documentation necessary for their role in the Group and undertake a series of meetings with the management of the Group to gain insight and understanding of the Group and its enterprises.

In addition meetings are set up with management of RBS Group to provide for an introduction to RBS Group and its businesses. The programme is tailor-made and is adjusted to the specific needs of the new Supervisory Board member.

In case of a (potential) conflict of interest of material significance between a member of the Supervisory Board and RBS Holdings, the Chairman of the Supervisory Board shall be notified. If the Chairman of the Supervisory Board has a (potential) conflict of interest of material significance, the Vice-Chairman is notified. The Supervisory Board member concerned will not take part in the assessment by the Supervisory Board where a conflict of interest exists.

Details of the Supervisory Board’s remuneration can be found on page 185.

The company has not entered into any service contracts with any Supervisory Board members providing for benefits upon termination of employment.

The Chairman and Vice-Chairman of the Supervisory Board are appointed by the Supervisory Board from its members. The Supervisory Board also appoints from its own members, the members of the Risk & Audit Committee.

The Rules Governing the Supervisory Board’s Principles and Best Practices of RBS Holdings are available on the Group's website at www.rbs.nl. These rules are also applicable to the Supervisory Board and include the Terms of Reference of the Risk & Audit Committee.

Composition of the Supervisory Board
The members of the Supervisory Board, and their respective Supervisory Board committee membership, as at 28 March 2011 are as follows:

		Date of first appointment	Date for re-election
Bruce Van Saun (Chairman)	(53, American, m) RA*	1 April 2010	1 April 2014
Henk Rottinghuis	(55, Dutch, m) RA**	1 September 2010	1 September 2014
Miller McLean	(61, British, m) RA*	16 February 2009	16 February 2013
Ron Teerlink (Vice-Chairman)	(50, Dutch, m) RA*	1 April 2010	1 April 2014
Sietze Hepkema	(57, Dutch, m) RA**	1 September 2010	1 September 2014

RA	member of the Risk & Audit Committee.
*	as of 9 April 2010.
**	as of 2 November 2010.

Please note that the composition of the Supervisory Board was different in the first quarter of 2010; see page 185.

Corporate Governance continued	Corporate Governance

Boards and Committees continued
Supervisory Board continued

Bruce Van Saun - Chairman of the Supervisory Board
Mr. Van Saun was appointed to the Supervisory Board on 1 April 2010. Appointed to the RBS Group Board in October 2009 as Group Finance Director, Mr. Van Saun has more than 25 years of financial services experience. From 1997 to 2008 he held a number of senior positions with Bank of New York and later Bank of New York Mellon, most recently as Vice Chairman and Chief Financial Officer and before that responsible for the Asset Management and Market Related businesses. Prior to that, he held senior positions with Deutsche Bank, Wasserstein, Perella Group and Kidder Peabody & Co. He has served on several corporate boards as a nonexecutive director and has been active in numerous community organisations.

Miller McLean
Mr. McLean was appointed as a member of the Supervisory Board on 16 February 2009. He was Group General Counsel and Group Secretary for RBS Group, a position he has held since 2003. His responsibilities included group legal and company secretarial services including acting as general counsel to the RBS Group Board of Directors, stock exchange listings, corporate governance and special projects such as acquisitions, disposals and joint ventures. Mr. McLean has had a long and distinguished career with the RBS Group which he joined in 1970 as a graduate trainee, becoming a member of the executive in 1985. He is a Chartered Banker and Solicitor and was appointed a Fellow of the Chartered Institute of Bankers in Scotland in 1992, later becoming President from 2007-2009. Mr. McLean retired as Group General Counsel and Group Secretary to RBS Group on 30 April 2010.

Ron Teerlink - Vice-Chairman of the Supervisory Board
Mr. Teerlink was appointed to the Supervisory Board on 1 April 2010. In April 2008 Mr Teerlink joined RBS Group as Chief Executive of Business Services, becoming the Group Chief Administrative Officer in February 2009. At the same time he was re-appointed to the Managing Board of the Group to oversee the integration programme. Ron started his career with ABN Bank in 1986 as an IT/Systems analyst and held various functional positions before becoming Chief Operating Officer of the Wholesale Clients Business in 2002. He was appointed Chief Executive Officer of Group Shared Services in 2004 and joined ABN AMRO Holding N.V.’s Managing Board in January 2006, where he was responsible for Services and Market Infrastructure. Mr Teerlink holds a Masters degree in Economics from Amsterdam’s Vrije Universiteit.

Henk Rottinghuis
Mr. Rottinghuis has been a member of the Executive Board of Pon Holdings B.V. since 1999 and was appointed Chairman in 2002. Before joining the Supervisory Board, he worked as the Managing Director of Pon's Automobielhandel, the importer of Volkswagen, Audi and Porsche in the Netherlands, and was responsible for all import activities in the automotive arm of Pon Holdings. Mr. Rottinghuis started his career in 1982 at the Royal Nedlloyd Group, a shipping and transport group, where he held various management positions for a period of ten years. He holds a Master of Laws from the Rijksuniversiteit Groningen, and has followed an executive programme at Harvard Business School.  Mr. Rottinghuis was appointed to the Supervisory Board on 1 September 2010.

Sietze Hepkema
Mr. Hepkema is a corporate and Mergers and Acquisitions lawyer and Co-head of the Global Corporate Practice at Allen & Overy, where he has been working since 2000. He was Senior Partner of the Amsterdam office from 1999 - 2009 and a member of the firm’s Board from 2000 - 2010. Before joining Allen & Overy, Mr. Hepkema was Partner at Loeff Claeys Verbeke for 12 years, where he was appointed to the Managing Board in 1989. Between 1981 and 1987 he worked at Graham & James in San Francisco and Singapore. Over the past ten years, Mr Hepkema has advised many major transactions in the Netherlands including the merger of KLM and Air France, the merger of NYSE and Euronext, and the acquisition of Organon by ScheringPlough. He holds a Master of Laws from the Erasmus University Rotterdam and an LLM from Harvard Law School. Mr. Hepkema joined the Supervisory Board on 1 September 2010.

Activities of the Supervisory Board
The Supervisory Board met on twenty one occasions during 2010.  The meetings took place in person, via conference call by telephone and on a few occasions the members were also asked to give their approval on a few matters via email procedure.

In view of the legal separation that took place in 2010 no formal assessment of the functioning of the Managing Board and Supervisory Board their members and the committee of the Supervisory Board took place in 2010 by the Supervisory Board. The assessment of the functioning of the Managing Board members and Supervisory Board, their members and the committee of the Supervisory Board has taken place in the first quarter of 2011.

The Chairman of the Supervisory Board and the Company Secretary prepared the agenda for the meetings of the Supervisory Board in close co-operation with the Chairman of the Managing Board.

The Supervisory Board reviewed and adopted the full year 2010 results at its meeting on 24 March 2011 and reviewed and adopted the half-year financial report 2010 on 27 August 2010. The Board reviewed in these meetings regulatory, control and audit issues, including Sarbanes-Oxley Act 404 compliance.

During the first quarter of 2010, the Supervisory Board received regular updates on the transition program and transition risk and discussed and approved the demerger of a number of (major) assets, disposals and requests for Declaration of No Objection (‘DNO’) connected to the transition. During this period, the agenda of the Supervisory Board was predominantly governed by matters relating to the legal demerger and separation. Please note that the composition of the Supervisory Board was different during the first quarter of 2010. See page 185.

The financial performance of the Group was extensively discussed during a number of Supervisory Board meetings, which were attended by a number of Managing Board members who gave an explanation of the results. Also, relevant members discussed findings of internal and external auditors.

The meetings were preceded by meetings of the Risk & Audit Committee, which advised the Supervisory Board on the adoption of

Corporate Governance continued	Corporate Governance

Boards and Committees continued
Supervisory Board continued
the financial results. Comprehensive information provided by the Managing Board and reviewed by the Risk & Audit Committee gave the Supervisory Board a clear picture of the Group’s risks, results, and capital and liquidity position.  The Risk & Audit committee continued to report their deliberations and findings to the Supervisory Board for further discussion and, where appropriate, decision.

The strategy of the Group was determined in conjunction with the divisional strategy of RBS Group and was adopted by the Supervisory Board during its meeting on 9 April 2010.

The Supervisory Board nominated a new Managing Board member during 2010. The Shareholder adopted the nomination of Pieter van der Harst on 25 June 2010, which became effective as at 27 July 2010.

The Shareholder reappointed Deloitte Accountants B.V. as the external auditors of RBS Holdings N.V. for the 2010 financial year.

All members of the Supervisory Board have complied with the requirement to attend meetings on a frequent basis.

Supervisory Board committee
The Supervisory Board has one sub-committee, the Risk & Audit Committee. The Risk & Audit Committee is responsible for all matters relating to Accounting policies, internal control, financial reporting functions, internal audit, risk assessment and regulatory compliance of the Group.

Risk & Audit Committee
The members of the Risk & Audit Committee are appointed by the Supervisory Board from its own members. The Committee derives its authority from the Supervisory Board, the RBS Group Board Risk Committee and the RBS Group Audit Committee. Its Terms of Reference are set out in annex C of the Rules Governing the Supervisory Board’s Principles and Best Practices.

In line with good corporate governance, the Terms of Reference governing the Risk & Audit Committee have been reviewed to ensure that objectives are, where possible, fully aligned and consistent with the Terms of Reference of both the RBS Group Audit Committee and the RBS Group Board Risk Committee and adequate and appropriate oversight and escalation mechanisms are implemented.

Also, the Terms of Reference have been reviewed and adjusted in light of the requirements as stated in the Code Frijns.

The external auditor is appointed or reappointed by the General Meeting of Shareholders for a period of one year on the advice of the Supervisory Board. The Risk & Audit Committee has the delegated responsibility for the engagement of the external auditor. For this purpose it evaluates and reports the independence of the external auditor, the measures used to control the quality of the external auditor’s work, and the annual audit budget. The Risk & Audit Committee’s policy on auditor independence governs the appointment, compensation, and oversight of the external auditor. To ensure the external auditor’s independence, the Auditor Independence Policy prohibits the external auditor from providing certain non-audit services to the Group.

The Risk & Audit Committee has delegated responsibility for pre-approving audit, audit-related and permitted non-audit services provided by the external auditor, to the CFO. In exercising its pre-approval authority, the CFO considers whether the proposed services are consistent with the continued independence of the external auditor. During each meeting of the Risk & Audit Committee, an overview is presented of the non-audit services that were initiated during the period under review.

Composition of the Risk & Audit Committee
In 2010, the Risk & Audit Committee was chaired from 9 April 2010 onwards by Bruce Van Saun. Other members included Miller McLean and Ron Teerlink. During the Supervisory Board meeting of 2 November 2010, both Sietze Hepkema and Henk Rottinghuis were appointed as members of the Risk & Audit Committee

The members of the Risk & Audit Committee collectively have sufficient accounting and financial management expertise to understand the Group’s business, financial statements and risk profile. Furthermore, the Supervisory Board has determined that Bruce Van Saun possesses the necessary relevant expertise in financial administration and accounting for listed companies and other large companies and therefore qualifies as a financial expert within the meaning of the Code Frijns. It has also been determined that Bruce Van Saun qualifies as an audit committee financial expert in accordance with Section 407 of the Sarbanes-Oxley Act.

Activities of the Risk & Audit Committee
The Risk & Audit Committee convened three times during the course of 2010. All of the meetings were scheduled meetings. The Risk & Audit Committee reviewed, discussed and advised the Supervisory Board with regard to the interim financial statements, the Annual Report, the external auditor’s report, the external auditor’s management letter including the Managing Board’s related comments, the evaluation of the design and operating effectiveness of the internal risk management and control systems, the Capital Adequacy Framework and the application of the US Sarbanes-Oxley Act, in particular as to the Group’s compliance with the requirements of Section 404 of this Act. Deloitte Accountants B.V. (‘Deloitte’) reported on its independence to the Risk & Audit Committee. None of these processes have identified findings that call into question the independence of Deloitte.

The Risk & Audit Committee reviewed its pre-approval policy for audit and non-audit services provided by the external auditor. Following this review the Risk & Audit Committee pre-approved the nature and the budget for audit, audit-related and non-audit services, in line with this policy.

Throughout the period, representatives of the Group’s Managing Board, Finance Officers, the Committee Secretary, representatives from Group Internal Audit, Risk Management and the external auditor have been in attendance by standing invitation and were provided with copies of the agendas, papers and minutes.

Corporate Governance continued	Corporate Governance

Boards and Committees continued
Risk & Audit Committee continued
The Risk & Audit Committee, in the presence of senior representatives from Risk Management, also reviewed and discussed the Group’s overall risk profile, the quality of the loan portfolio and the Group’s large exposures and provisioning for loan losses. In addition, the Committee reviewed various risk reports, produced both internally and by third parties.

The Risk & Audit Committee reviewed, discussed and approved the 2010 Audit Plan prepared by RBS Group Internal Audit at its first meeting of 2010, as well as staff matters including training and recruitment. In addition, the Risk & Audit Committee discussed the operational and internal control aspects covered by RBS Group Internal Audit in its audit.

Managing Board
The members of the Managing Board of RBS Holdings collectively manage RBS Holdings and are responsible for the general affairs of RBS Holdings business and general affairs of all its subsidiaries. The members are appointed by the General Meeting of Shareholders.

The Supervisory Board of RBS Holdings nominates one or more candidates for each vacant seat. If the Supervisory Board nominates two or more candidates for a vacant seat in the Managing Board, the nomination list is binding. The members of the Managing Board are accountable both collectively and individually for all decisions taken by the Managing Board.

The Chairman of the Managing Board leads the Managing Board in its overall management of the Group to achieve its performance goals and ambitions. The Chairman of the Managing Board is the main point of liaison with the Supervisory Board. The Chief Financial Officer is responsible for the financial affairs of the Group, and the Chief Risk Officer is responsible for the Group’s risk management and operational risk control. Alongside their overall corporate responsibilities, the members of the Managing Board are responsible for the management of the divisions and control and support functions. The Managing Board has delegated certain tasks to Managing Board committees which are described on page 87 of this report.

The members of the Managing Board as at 28 March 2011 are as follows:

		Date of first Appointment	Date for re-election
Jan de Ruiter (Chairman)	(49, Dutch, m)	1 April 2010	1 April 2014
Pieter van der Harst	(51, Dutch, m)	27 July 2010	27 July 2014
Jeroen Kremers (Vice-Chairman)	(52, Dutch, m)	1 July 2009	1 July 2013
Michael Geslak	(47, American, m)	1 April 2010	1 April 2014
Brian Stevenson	(57, British, m)	1 July 2009	1 July 2013
Marco Mazzucchelli	(48, Italian, m)	1 April 2010	1 April 2014

Please note that the composition of the Managing Board was different in the first quarter of 2010; see page 184.

Corporate Governance continued	Corporate Governance

Boards and Committees continued
Managing Board continued
Jan de Ruiter – Chairman
Mr. de Ruiter started his career at the Dutch Credit Insurance (‘NCM’) in 1984 and moved to ABN Bank in 1987. During his 21 years with ABN AMRO, he held various positions in the wholesale division of the bank. From 1987 until 1993 he was a team member of the Institutional Equity Sales team in Amsterdam and from 1993 until 1998 Head of the European Equity sales team, based in London. In 1998 he became the Head of Equity Capital Markets for the Netherlands (Managing Director ABN AMRO Rothschild). Mr. de Ruiter was appointed Corporate Managing Director of ABN AMRO in 2000. In 2003 he became one of the two joint CEOs of ABN AMRO Rothschild. In 2004 he also became responsible for the global Merger & Acquisitions franchise of ABN AMRO. He held both positions until the end of 2007. At the beginning of 2008, following the successful consortium bid for ABN AMRO, he became the country executive of RBS in the Netherlands and was appointed Chairman of the Managing Board of RBS Holdings and RBS N.V. on 1 April 2010. Mr. de Ruiter graduated from the HEAO in Utrecht in 1983 (Economics/Law) and also holds an MBA degree from Webster University.

Pieter van der Harst - Chief Financial Officer ('CFO')
Mr. van der Harst obtained a Degree in Economics in 1985 at the Erasmus University in Rotterdam. He started his career at the Dutch subsidiary of Banque Indosuez, where, after several positions in risk management and operations, he became Director of Financial Markets in 1993. After the sale of this entity to Dutch savings bank SNS Bank in 1997, he served as Managing Director of SNS Financial Markets, leading the treasury, funding and trading activities of the bank.
Mr van der Harst joined ABN AMRO in 2000 as Finance Director at Bouwfonds, a subsidiary active in residential mortgages and real estate development, finance and asset management. Following the sale of Bouwfonds in 2006, he joined ABN AMRO Holding N.V.’s corporate development team. From June 2007 to September 2007 he was acting CFO at ABN AMRO Asset Management. From September 2007 through May 2008 he served as CFO for ABN AMRO Holding N.V.'s business unit North America. From June 2008 to the legal separation date of 1 April 2010, he fulfilled the role of CFO of the RBS acquired businesses within the Group, in addition to his role as CFO Netherlands for the Group. Currently, he continues to serve as CFO Netherlands as well as Group CFO.

Jeroen Kremers - Chief Risk Officer ('CRO') Vice-Chairman
Mr. Kremers is Vice-Chairman of the Managing Board and has been Chief Risk Officer of RBS N.V. since April 2010. Previously he was a member of the ABN AMRO Holding N.V. Managing Board membership from July 2009.  He is also Head of Global Country Risk for RBS Group.  He began his career in 1986 as an Economist for the International Monetary Fund in Washington DC.  In 1989 he became Senior Economist at the Netherlands Ministry of Finance, and subsequently Deputy Director for Financial and Economic Policy.  He then became Director for Financial Markets in 1997 and was appointed Deputy Treasurer General.  He was an Economics Professor at Erasmus University Rotterdam from 1991 till 2003.  In 2003, Mr Kremers left the Ministry and was elected Executive Director of the International Monetary Fund, representing a constituency of 12 European countries.  He remained there until 2007, when he moved to ABN AMRO to become Head of Group Public Affairs.  He left ABN AMRO Holding N.V. in 2008 after the takeover.  He earned a DPhil at Nuffield College Oxford in 1985, following degrees in Quantitative Economics at Bristol University and in Econometrics at Tilburg University.

Michael Geslak - Chief Administrative Officer ('CAO')
Mr. Geslak joined ABN AMRO in New York in 1988 as an accountant and held various positions in Investment Banking financial reporting and control. In 1992 he formed the Market Risk function in New York, and after moving to Chicago in 1993 became Head of Market Risk for North America. In 1995 he became Head of Investment Banking Operations and Product Control in Chicago, which was later expanded to cover all Investment Banking Operations for North America. In 2000 he was promoted to Chief Administrative Officer for Wholesale Banking in the Americas. During this time he led the integration of businesses acquired from ING Barings into Wholesale Banking within ABN AMRO. Mr. Geslak then moved to London as Global Chief Information Officer for ABN AMRO Wholesale Banking and managed the provision of all technology to the Global Markets and Global Transaction Services businesses. In 2006 he became Head of Services for Global Markets and BU Europe. Mr. Geslak’s current roles in RBS Group are Europe Middle East Africa ('EMEA'), Chief Operating Officer ('COO'), Business Services Business Partner for the Non-Core Division, and CAO and Managing Board Member of the Group.

Brian Stevenson - Head of Global Transaction Services ('GTS')
Mr. Stevenson is the Chairman of GTS, a Division of RBS Group.   Global Transaction Services (GTS) was established in February 2008 as a new division of RBS Group which Mr Stevenson led as Chief Executive. It comprises cash and liquidity management, trade finance, global merchant services and commercial cards. GTS serves corporate, financial institution and public sector clients across more than 37 countries.  The combination of legacy ABN AMRO Holding N.V.'s international businesses with the RBS domestic franchises gives the bank a particularly strong position in European transaction services. Mr. Stevenson joined RBS Group in 2004 as Managing Director, Head of Corporate and Institutional Banking. From 1992 to 2004, Mr. Stevenson was with Deutsche Bank. He was responsible for running Deutsche Bank’s Global Banking Business in London, before becoming the Chief Operating Officer for Global Banking. In his last position at Deutsche Bank, Mr. Stevenson was based in Hong Kong, where he was responsible for the Global Banking Business in Asia Pacific. In 1970 he joined Barclays Group and held various positions in Barclays Bank PLC and Barclays Merchant Bank & BZW. Mr Stevenson completed his MBA at Henley Management College. He is an Associate of the Charted Institute of Bankers in the UK, and is a fellow of the Chartered Institute of Bankers in Scotland.

Marco Mazzucchelli - Head of Global Banking and Markets ('GBM')
Mr. Mazzucchelli joined RBS Group in March 2009 as Deputy Chief Executive Officer of GBM. He has direct responsibility for the Global Banking business and heads GBM in the EMEA Region. From 2004, he was Head of EMEA Investment Banking at Credit Suisse based in London and was member of the Operating Committee. Subsequently, he became Head of Business and Client Development for Credit Suisse EMEA and led several key client coverage initiatives across various divisions. Prior to that, he worked as a Managing Director at

Corporate Governance continued	Corporate Governance

Boards and Committees continued
Managing Board continued
San Paolo IMI for nearly three years, where he served as Chief Executive Officer of the Group’s Insurance and Asset Management and as Chairman of its Alternative and Institutional businesses and International Private Banking. In 1998, Mr. Mazzucchelli was appointed CFO of the Monte Dei Paschi di Siena. Between 1990 and 1997, he worked for Morgan Stanley in London where he was a Managing Director in the Fixed Income division. Mr. Mazzucchelli’s other professional roles include serving as Deputy Chairman of Euro MTS and as a Board Member of the Borsa Italiana. He holds an Economics and Business degree from Bocconi University in Milan.

Information, induction and professional development
As part of the Code Banken, both the Managing Board and the Supervisory Board participate in a programme of Life Long Learning. The programme consists of a modular approach, addressing matters that are mentioned in the Code Banken, including relevant developments in the financial sector in general and the banking sector in specific, corporate governance in general and in the financial sector in particular, the duty of care towards the client, integrity, risk management, financial reporting and audits.Subject matter experts are invited, both from within the Group and from outside the Group, to deliver education modules on the above mentioned matters.

Performance evaluation
The members of the Managing Board participate in the annual performance management process of RBS Group.

Managing Board committees
In order to provide effective oversight and leadership, the Managing Board has established three sub-committees, the Risk & Control Committee, the Asset & Liability Management Committee (ALCO) and the Disclosure Committee.

Risk & Control Committee ('RCC')
The Risk & Control Committee oversees the risk framework within the Group, monitors the actual risk profile and advises the Managing Board on these matters. Its scope is amongst others credit, market, operational and regulatory risk within the Group.

Asset & Liability Management Committee ('ALCO')
The Managing Board has delegated to the ALCO the responsibility for the management of capital, liquidity, interest rate risk and foreign exchange risk. This includes responsibility for reviewing, approving and allocating balance sheet, capital, liquidity and funding limits.

Disclosure Committee
The Disclosure Committee advises and assists the Managing Board in fulfilling its responsibilities for overseeing the accuracy and timeliness of public disclosures made by the Group. This inter alia includes reviewing and advising on the adequacy of the design and establishment of controls and other procedures, including procedures currently used by the Group in this respect. It also advises the Managing Board on the disclosure of financial information.

Code of conduct
The Group’s Code of conduct set out the standards of ethical conduct that the Group expects from its employees.

The ‘How we do Business’ principles are applicable to all our employees, including the Chairman of the Managing Board, the Chief Financial Officer and other senior financial officers. All employees are accountable for their adherence to the code.  The Group has established a whistleblowing policy that provides employees with clear and accessible channels, for reporting suspect violations of the Business Principles and malpractice.

The ‘How we do Business’ principles address the standards necessary to comprise a code of ethics for the purposes of section 406 of the Sarbanes-Oxley Act.

Sustainability
The Group believes that practising good business ethics in today’s world includes adopting a responsible approach to global problems such as climate change, environmental impairment, poverty and diversity. In line with this view, the Group aims to pursue corporate social responsibility (‘CSR’) in a way that promotes a financially and socially sustainable business.

As a bank, the Group plays a key role in society by making financial resources and expertise available to its clients. This is where its main strength lies. But it also pays close attention to the environmental, social and ethical aspects of its work. In its business decisions and its financial services it aspires to preserve a viable planet and promote the wellbeing of future generations.

Though the Group has recently experienced turbulent times, it has always remained true to its sustainability policy principles. Accordingly, the Group continued to pursue a proactive sustainability policy in 2010.

The sustainability policy is based on the following six pillars:
•	providing responsible financial services;
•	protecting our assets;
•	minimising our impact on the environment;
•	being accountable and transparent;
•	supporting local communities; and
•	being an employer of choice.

Corporate Governance continued	Corporate Governance

Relations with shareholders

Rights of Shareholders
Any resolution to amend the Articles of Association or dissolve RBS Holdings may only be passed by the General Meeting of Shareholders following a proposal by the Managing Board which has been approved by the Supervisory Board. A copy of the proposal containing the literal text of the proposed amendments shall be made available for inspection by the holders of shares of RBS Holdings at the offices of RBS Holdings and at the offices stated in the convocation to the meeting, from the day of convocation to the end of the Meeting. Each Shareholder may obtain a full copy of the proposal free of charge.

Meetings of Shareholders and convocation
General meetings of shareholders shall be held in Amsterdam, or in The Hague, Rotterdam, Utrecht or Haarlemmermeer (Schiphol). Annual General Meeting of Shareholders must be held within six months of the end of each financial year. In addition, General meetings of shareholders shall be held as frequently as deemed necessary by the Managing Board or the Supervisory Board and when required by law or by the Articles of Association. General meetings of shareholders shall be convened by the Managing Board or the Supervisory Board, without prejudice to the provisions of Sections 110, 111 and 112 of Book 2 of the Netherlands Civil Code. Convocation shall take place not later than on the fifteenth day prior to the day of the meeting. Convocation shall state the items to be discussed or alternatively notice shall be given that such items may be inspected at the company’s offices. Proposals to amend the Articles of Association or proposals relating to a reduction of the company’s capital shall always be included in the actual convocation.

Corporate Governance continued	Corporate Governance

The Dutch Banking Code ('Code Banken')
Introduction
The Code Banken was drawn up by the Netherlands Bankers' Association (NVB) in response to the report entitled 'Restoring Trust' ('Naar herstel van vertrouwen'), which was published by the Advisory Committee on the Future of Banks (Adviescommissie Toekomst Banken) on 7 April 2009. The recommendations of the Advisory Committee’s report have been used as the basis for this Banking Code. The Code Banken is mandatory for the Group as stated in Book 2 of the Civil Code as from 1 January 2010.

The Code Banken offers specific provisions, but underlying these provisions, its aim is to instil learning in the banking sector following the financial crisis.  Drawing lessons and implementing change with the aim to restore trust among all our stakeholders, clients, staff, investors and society at large. RBS Group, including the Group has undergone and continues to undergo profound change following the crisis and is committed to high standards of corporate governance, business integrity and professionalism in all its activities.

RBS Group is now two years into its five year Strategic Plan to restore the Group to good health, and has made strong progress against its targets in 2010. Its Board and Executive management has been comprehensively replaced, its corporate governance has been strengthened (including a drive for best practice disclosure and transparency), its corporate culture is being reshaped to reinforce responsibility and checks and balances within the organisation. Finally, cutting through all of these changes, its risk management  structure and practices are being upgraded to ensure that risk management is embedded in all business activities and the function takes on the sound role that it must fulfil in a longer-term sustainable bank. All this is done so as to offer a basis for the recovery of the businesses present in RBS Group.

In this environment of profound change triggered by the lessons of the financial crisis, the Group is an entirely new entity within RBS Group. The Group is fully incorporating the changes as noted for RBS Group.

Corporate Governance codes and the global footprint of RBS Group
The Group is ultimately owned by RBS Group. When implementing the Code Banken, the Managing Board and Supervisory Board of the Group will take into account the effects of similar Codes of conduct implemented in the RBS Group with the aim to align all businesses with RBS Group.

Clients First
The Group is aware of the fact that its long term success fully depends on how successful the Group is in servicing its clients. To that extent, the Group has taken additional measures to further embed “a client led culture” in the organization. Over the past few years certain themes in this area have been fleshed out in detail, resulting in the “Customer Charter” and the “Treating Customers Fairly Policy”. The Customer Charter describes 14 ‘customer commitments’ divided into the following four categories:

•	Make banking easy
•	Help when you need us
•	Support the communities in which we work
•	Listen to you

More information about the Customer Charter can be found on the website: www.rbs.com

The policy towards customers takes into account the ‘Treating Customers Fairly Policy' as defined by the UK Financial Services Authority. These outcomes provide an indication of whether customers are genuinely receiving fair treatment. Six outcomes have been defined:

•	Customers can be confident that they are dealing with firms where the fair treatment of customers is central to their corporate culture;
•	Products and services marketed and sold in the retail market are designed to meet the needs of identified consumer groups and are targeted accordingly;
•	Customers are provided with clear information and are kept appropriately informed before, during and after the point of sale;
•	Where customers receive advice, the advice is suitable and takes account of their circumstances;
•	Customers are provided with products that perform as forms have led them to expect, and the associated service is both of an acceptable standard and as they have been led to expect; and
•
Customers do not face unreasonable post-sale barriers imposed by firms to change product, switch provider, submit a claim or make a complaint. The products and services which RBS Group provides to its customers are designed to meet the needs of the various client groups.

In the Netherlands, the Group primarily serves wholesale customers. The products and services which the Group provides to these customers have been tailored accordingly and the mentioned Treating Customers Fairly Policy is applicable, where appropriate. With respect to the products and services offered to retail investors through intermediaries we use methods including market research to gauge the requirements and opinions of (potential) customers.

Compliance with the Code Banken
The Group considers the Code Banken as an important yardstick for the way banks draw lessons from the crisis. The Group takes account of the Code Banken in designing and implementing its remuneration policy as well as the Group’s corporate governance structure.

Supervisory Board
The required expertise and experience are well embedded in the Supervisory Board providing for an independent board with a diverse composition. The board consists of executives of RBS Group with broad banking experience, and external, independent members with extensive legal (corporate governance) and international business experience. A clearly defined process for the engagement and recruitment of a Supervisory Board member has been established. If a vacancy for a new member exists, a new member is sought based on an established supervisory board profile to ensure that the knowledge and expertise obtained when filling the vacancy is fully complementing the composition of board.

Corporate Governance continued	Corporate Governance

The Dutch Banking Code continued
Compliance with the Banking Code continued
If the position of Chairman of the Supervisory Board became vacant, a separate individual profile would be drawn up based on an established Chairman’s profile to ensure alignment with the specific socio-economic and political culture and the social environment of the bank’s main markets.

All Supervisory Board members have committed themselves to fulfil their responsibilities as board members to the best of their ability. Their attendance at meetings is recorded. The board furthermore operates according to a set of rules governing the Supervisory Board’s principles and best practices. These have been agreed by all board members and are published on the internet site of the bank, www.rbs.nl. The remuneration received as Supervisory Board members is not dependent on the Group’s results.

Since 1 September 2010 two new Supervisory Board members joined the board. They received a thorough and extensive induction programme introducing both the Group and its parent RBS Group. A programme covering aspects as stated in the Code Banken has been set up to accommodate for life long learning of Supervisory Board members and such programme is assessed on an annual basis. A similar assessment will be performed by an external party at least once every three years.

Managing Board
The composition of the Managing Board of the Group ensures that all business areas and all control and support functions are well represented in the board. The board comprises a Chairman, a Chief Risk Officer (“CRO”), a Chief Financial Officer (“CFO”), a Chief Administrative Officer (“CAO”), a member responsible for Global Banking & Markets (“GBM”) and a member responsible for Global Transaction Services (“GTS”). To further clarify the specifics of each role on the board and to ensure adherence to agreements made on procedure and governance, a set of rules governing the Managing Board’s principles and best practices has been agreed.

A programme covering aspects as stated in the Code Banken has been set up to accommodate for life long learning of Managing Board members and such programme has been assessed on an annual basis. A similar assessment will be performed by an external party at least once every three years.

The Managing Board will continuously ensure a prudent risk appetite, based on the risk appetite framework approved by the Supervisory Board. The Risk appetite framework shall be approved by the Supervisory Board at least once a year. Any material changes in the interim shall also require the Supervisory Board’s approval. The Managing Board takes the interests of all stakeholders (e.g. employees, clients, shareholders) into account in their decision making. The Managing Board recognises that duty of care for clients is an important component in doing business.

In line with the requirement of the Code Banken, Managing Board members sign a moral and ethical declaration. Each Board member of RBS NV has signed such declaration.

The principles in the moral and ethical declaration are incorporated into the RBS Group’s code of conduct which is issued to all new employees joining the Group.

Risk Management
The Managing Board has arranged Risk Management in an adequate manner in order to ensure the Managing Board is aware in good time of any material risks run by the bank and to enable the Managing Board to manage these risks properly. The Managing Board, through its sub committees, the Risk and Control Committee (RCC) and the Asset & Liability Management Committee (ALCO) takes any decision that is of material significance to the risk profile, the capital position or the liquidity impact.  As from legal separation 1 April 2010, the Supervisory Board decided to create a combined Risk and Audit Committee, ensuring that the risk component in the bank is thoroughly reviewed and assessed on a regular basis.

The Risk & Audit Committee ensures by means of a regular high level assessment whether capital allocation and liquidity impact are in line with the approved risk appetite. The Risk & Audit Committee shall, following such assessment, advise the Supervisory Board on the matter. An assessment at strategic level by the Supervisory Board on whether the commercial activities are in line with agreed risk appetite takes place regularly to enable the board to form a sound opinion.

The members of the Supervisory Board, who are part of the Risk & Audit Committee, have been selected based on specific requirements as regards to competency and experience. The members of the Committee have a broad knowledge of the financial aspects of risk management and are able to make a thorough assessment of risks. Similarly, they have appropriate knowledge of financial reporting and internal control systems and audits.

Audit
The Group has a New Product Approval Process in place to ensure that all products are launched only after careful consideration of the risks and any other relevant factor applicable to such product. Group Internal Audit checks the Group New Product Approval Process on design and effectiveness at least once per annum and reports its findings to both the Managing Board and Risk & Audit Committee.

Corporate Governance continued	Corporate Governance

The Dutch Banking Code continued

Compliance with the Banking Code continued
To ensure the function’s independence, the Head of Group Internal Audit reports into the Chairman of the Managing Board and the Chairman of the Risk & Audit Committee. Group Internal Audit also reports its opinion and findings on the quality of the control framework, the system of governance and the risk management of the bank to the Risk & Audit Committee on a quarterly basis. Group Internal Audit furthermore presents their annual audit plan to the Risk & Audit committee.

The Managing Board shall ensure that a systemic audit is conducted of the risks managed in relation to the business activities of the bank.

The external auditors are invited to share their findings and opinion concerning the quality and effectiveness of the system of governance, risk management and the banks’ control procedures with the Risk & Audit committee on a quarterly basis. The external auditors present the annual audit plan to the Risk & Audit committee and both Group

Internal Audit and the external auditors take part in a tri-partite meeting with DNB to share their audit plans, analysis and findings at least once per annum. There is a clear escalation process by which the external auditors can raise, with management, any significant concerns.

Remuneration Policy
The remuneration policy for RBS Group which is also applicable to the Group supports the RBS Group's business strategy and is designed to:

•	attract, retain, motivate and reward high calibre employees to deliver superior long-term business performance; and
•	ensure that the Group's metrics, reward structures and governance processes as a whole provide coverage of the key risks in an appropriate way.

The Supervisory Board is responsible for the implementation and evaluation of the remuneration policy adopted.

RBS Group has had claw back provisions in place since 2009, which means that in certain circumstances the Group can reduce deferred annual incentives and long-term incentive awards up to the point they are released. Claw back allows the RBS Group to respond appropriately if the performance factors on which reward decisions were based, turns out not to reflect the corresponding performance in the long term.

Summary Dutch Banking Code
All of the principles in the Dutch Banking Code are adhered to by the Group, except for only one item. This is the requirement (under 6.3.4) for shares granted to Managing Board members without financial consideration to be retained for at least five years or to the end of employment, whichever is sooner. Under the RBS Group-wide deferral arrangements a significant proportion of annual incentive awards for the more senior employees are deferred over a three year period. In line with the requirements of the FSA remuneration Code, a proportion of deferred remuneration is subject to a six month retention period.

The Group is part of RBS Group and therefore adheres to the global RBS Group remuneration framework and policy which is compliant with the UK Financial Services Authority (‘FSA’) remuneration policy and the Capital Requirements Directive III (‘CRD III’) as implemented in both the United Kingdom and the Netherlands.

RBS Group also provides long-term incentives which are designed to link reward with the long-term success of the Group and recognise the responsibility participants have in driving its future success and delivering value for shareholders. Long-term incentive awards are conditional on the satisfaction of a balanced scorecard of corporate performance measures.

For details of remuneration of the Managing Board and Supervisory Board see note 34 to the Financial Statements. RBS Group and its subsidiaries adhere to relevant statutory requirements and comply with the UK FSA remuneration policy.  In line with this, individual remuneration is disclosed for RBS Group Executive Directors only. RBS Holdings is a 97.7% owned subsidiary of RBS Group. The full year aggregate fixed remuneration of the three Dutch Managing Board members of the Group in office as at 31 December 2010, remunerated through the Group is €1.0 million. The individual variable remuneration component complies with the Dutch Banking Code.

Corporate Governance continued	Corporate Governance

The Dutch Banking Code continued

Compliance with the Banking Code continued
Note from the Supervisory Board on the Dutch Banking Code
The Supervisory Board met several times to discuss the remuneration policy, which reflected the RBS Group policy in first instance and is furthermore compliant with the FSA remuneration policy and the Capital Requirements Directive III (‘CRD III’), but also took into account the public discussion in the Netherlands regarding remuneration in the financial sector. The Supervisory Board concluded that the regulatory environments in the UK and the Netherlands are not congruent. It was furthermore established that the labour market in the international environment in which the bank operates is still very competitive.

All members of the Managing Board fulfill next to their Board membership other roles in RBS Group’s international businesses. The remuneration for such international roles is based on the Group’s remuneration policy which has been approved by the FSA. The remuneration of each of the Dutch Managing Board members, has been established well below international market levels and RBS Group policy, especially in comparison to previously mentioned international functions.

In good mutual understanding with the Managing Board, the Supervisory Board has decided on this reduced level of reward due to the sensitivities with regard to remuneration in the financial industry in the Netherlands. As a consequence the salaries and bonuses fit within the Dutch Banking Code requirements as explained in the Dutch Banking Code section.

At the same time the Supervisory Board recognizes that it has a responsibility to safeguard the position of RBS N.V. in the international labour market. That leads to the need to offer attractive market-level remuneration packages to individuals with extraordinary performance  in a truly global industry. This reflects the tension the Supervisory Board is under to take into account local public sensitivities and also cater for an ever more globalizing financial industry.

Corporate Governance continued	Corporate Governance

Management’s report on internal control over financial reporting under the Dutch Corporate Governance Code (Code Frijns)

Although the Group is not obliged to adhere to the Corporate Governance Declaration for the purposes of Corporate Governance Degree ('Besluit Corporate Governance') the Group's Managing Board has decided nevertheless to adhere to the best practice provision II.1.5 of the Dutch Corporate Governance Code and to substantiate the operation of the internal risk management and control system during the year under review, and to state its adequacy and effectiveness.

The Group’s internal risk management and control system is a process, effected by the Managing Board, management, and other personnel, which is designed to provide reasonable assurance regarding the achievement of objectives in the following categories: (i) effectiveness and efficiency of operations; (ii) reliability of financial reporting; and (iii) compliance with laws and regulations.

Different sections of this Annual Report 2010, including risk and balance sheet management on pages 28 to 79 ’, elaborate on the Group's identified risks, such as liquidity risk, credit risk, market risk, operational risk, reputational and regulatory risk and other risks.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of the Group’s internal control over financial reporting as of 31 December 2010 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in 'Internal Control – Integrated Framework'.

Based on the assessment of the adequacy and effectiveness of the internal risk management and control system, management believes that, as of 31 December 2010, best practice provision II.1.5 of the Dutch Corporate Governance Code is fulfilled.

Managing Board

Amsterdam, 28 March 2011

Management’s report on the Annual Report 2010 for purposes of Section 5:25 sub 2 Financial Supervision Act

The Managing Board certifies that, to the best of their knowledge:
the financial statements give a true and fair view, in all material respects, of the assets, liabilities, financial position and profit and loss of  RBS Holdings N.V. and its consolidated entities; the annual report gives a true and fair view, in all material respects, of  RBS Holdings N.V. and its consolidated entities as per 31 December 2010 and their state of affairs during 2010; and the annual report describes the material risks that RBS Holdings N.V. is facing.

Managing Board

Amsterdam, 28 March 2011

Corporate Governance continued	Corporate Governance

Management’s report on internal control over financial reporting

Internal Control
The Managing Board is responsible for the Group’s system of internal control that is designed to facilitate effective and efficient operations and to ensure the quality of internal and external reporting and compliance with applicable laws and regulations. In devising internal controls, the Group has regard to the nature and extent of the risk, the likelihood of it crystallising and the cost of controls. A system of internal control is designed to manage, but not eliminate, the risk of failure to achieve business objectives and can only provide reasonable, and not absolute, assurance against the risk of material misstatement, fraud or losses.

Management’s Report on Internal Control over Financial Reporting
The Managing Board is responsible for establishing and maintaining adequate internal control over financial reporting for the Group.

The Group’s internal control over financial reporting is a component of an overall system of internal control. The Group’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation, reliability and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards ('IFRS') as adopted by the EU-members and issued by the International Accounting Standards Board ('IASB') and it includes:

•	Policies and procedures that relate to the maintenance of records that, in reasonable detail, fairly and accurately reflect the transactions and disposition of assets.

•
Controls providing reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, and that receipts and expenditures are being made only as authorised by management.

•
Controls providing reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of the Group’s internal control over financial reporting as of 31 December 2010 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in 'Internal Control – Integrated Framework'.

Based on its assessment, management believes that, as of 31 December 2010, the Group’s internal control over financial reporting is effective.

Changes in Internal Controls
There was no change in the Group's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Group's internal control over financial reporting.

Independent verification
External auditors are not required to provide an opinion on the effectiveness of internal control over financial reporting for the Group. This is because the company qualifies as a ‘non-accelerated filer’ as defined by the US Securities & Exchange Commission. Following a change to US legislation during 2010, such companies are permanently exempted from an independent verification by the external auditor.

Jan de Ruiter
Chairman of the Managing Board

Pieter Van der Harst
Chief Financial Officer

Amsterdam, 28 March 2011

Financial statements	Financial Statements

96	Consolidated income statement
97	Consolidated statements of comprehensive income
98	Consolidated balance sheets
99	Consolidated statements of changes in equity
101	Consolidated cash flow statements
102	Accounting policies
	Notes on the accounts
	1	Net interest income	113
	2	Non-interest income	113
	3	Operating expenses	114
	4	Pension costs	115
	5	Auditors’ remuneration	117
	6	Tax	118
	7	Dividends	118
	8	Financial instruments - classification	119
	9	Financial instruments - valuation	122
	10	Financial instruments - maturity analysis	135
	11	Financial assets - impairments	137
	12	Derivatives	138
	13	Debt securities	140
	14	Equity shares	142
	15	Major subsidiaries and participating interests	143
	16	Intangible assets	144
	17	Property, plant and equipment	146
	18	Prepayments, accrued income and other assets	147
	19	Discontinued operations and assets and liabilities of disposal groups	148
	20	Settlement balances and Short positions	149
	21	Accruals, deferred income and other liabilities	149
	22	Deferred taxation	150
	23	Subordinated liabilities	151
	24	Share capital	155
	25	Reserves	155
	26	Collateral and securitisations	156
	27	Capital resources	157
	28	Memorandum items	158
	29	Changes in operating assets and liabilities	161
	30	Interest received and paid	161
	31	Analysis of cash and cash equivalents	161
	32	Segmental analysis	162
	33	Risk and balance sheet management	166
	34	Remuneration of Managing Board and Supervisory Board	184
	35	Related parties	186
	36	Joint ventures	188
	37	Post balance sheet events	188
	38	Supplemental condensed consolidating financial information	189
	Guarantees		197

Consolidated income statements	Financial statements
for the year ended 31 December 2010

	Note	2010 €m	2009* €m	2008* €m
Interest receivable		3,061	4,763	13,093
Interest payable		(1,634)	(2,929)	(10,258)
Net interest income	1	1,427	1,834	2,835
Fees and commissions receivable		1,152	1,506	1,681
Fees and commissions payable		214	(483)	(374)
Income/(loss) from trading activities		1,131	(303)	(7,716)
Other operating loss		(52)	(1,157)	(1,763)
Non-interest income/(loss)	2	2,445	(437)	(8,172)
Total income/(loss)		3,872	1,397	(5,337)
Staff costs		(1,776)	(2,111)	(3,277)
Premises and equipment		(540)	(660)	(481)
Other administrative expenses		(883)	(1,195)	(3,364)
Depreciation and amortisation		(179)	(275)	(402)
Write-down of goodwill and other intangible assets		(2)	(380)	(320)
Operating expenses	3	(3,380)	(4,621)	(7,844)
Profit/(loss) before impairment losses		492	(3,224)	(13,181)
Impairment losses	11	(67)	(1,623)	(2,920)
Operating profit/(loss) before tax		425	(4,847)	(16,101)
Tax (charge)/credit	6	(302)	465	2,736
Profit/(loss) from continuing operations		123	(4,382)	(13,365)
Profit/(loss) from discontinued operations, net of tax	19	985	(18)	16,960
Profit/(loss) for the year		1,108	(4,400)	3,595

Profit/(loss) attributable to:
Non-controlling interests		(2)	(1)	15
Shareholders of the parent company		1,110	(4,399)	3,580
		1,108	(4,400)	3,595

*	2009 and 2008 comparatives have been re-presented for classification of the Dutch State acquired businesses as discontinued operations.

The accompanying notes on pages 113 to 193 and the Accounting policies on pages 102 to 112 form an integral part of these financial statements.

Consolidated statements of comprehensive income	Financial statements
For the year ended 31 December 2010

	2010 €m	2009 €m	2008 €m
Profit/(loss) for the year	1,108	(4,400)	3,595
Other comprehensive income
Available-for-sale financial assets	(2,105)	20	(429)
Cash flow hedges	1,393	(254)	(1,218)
Currency translation	105	(296)	(244)
Other comprehensive (loss)/income before tax	(607)	(530)	(1,891)
Tax credit	199	138	422
Other comprehensive (loss)/income after tax	(408)	(392)	(1,469)
Total comprehensive income/(loss) for the year	700	(4,792)	2,126

Total comprehensive (loss)/income recognised in the statement of changes in equity is attributable as follows:
Non-controlling interests	(2)	5	(92)
Shareholders of the parent company	702	(4,797)	2,218
	700	(4,792)	2,126

The accompanying notes on pages 113 to 193 and the Accounting policies on pages 102 to 112 form an integral part of these financial statements.

Consolidated balance sheets	Financial Statements
for the year ended 31 December 2010

	Note	2010 €m	2009 €m	2008 €m
Assets
Cash and balances at central banks	8	8,323	28,382	5,854
Loans and advances to banks	8	26,705	37,719	71,490
Loans and advances to customers	8	44,496	219,958	272,510
Debt securities	13	52,260	84,800	87,048
Equity shares	14	22,634	17,236	18,741
Settlement balances	8	3,573	3,398	7,667
Derivatives	12	28,272	57,392	185,209
Intangible assets	16	199	645	924
Property, plant and equipment	17	283	1,961	2,035
Deferred tax	22	5,440	5,427	4,517
Prepayments, accrued income and other assets	18	5,388	7,538	9,239
Assets of disposal groups	19	2,809	4,889	1,583
Total assets		200,382	469,345	666,817

Liabilities
Deposits by banks	8	31,985	44,948	93,830
Customer accounts	8	54,905	201,098	212,393
Debt securities in issue	8	53,411	96,291	112,223
Settlement balances and short positions	20	5,202	7,503	8,985
Derivatives	12	35,673	62,959	193,912
Accruals, deferred income and other liabilities	21	5,213	13,675	13,369
Retirement benefit liabilities	4	75	154	167
Deferred tax	22	195	241	250
Subordinated liabilities	23	6,894	14,666	13,701
Liabilities of disposal groups	19	1,857	8,894	864
Total liabilities		195,410	450,429	649,694

Non-controlling interests		24	36	46
Shareholders of the parent company		4,948	18,880	17,077
Total equity		4,972	18,916	17,123

Total liabilities and equity		200,382	469,345	666,817

The accompanying notes on pages 113 to 193 the Accounting policies on pages 102 to 112 form an integral part of these financial statements.

Consolidated statements of changes in equity	Financial Statements
for the year ended 31 December 2010

	Note	2010 €m	2009 €m	2008 €m
Called-up share capital
At 1 January		1,852	1,852	1,085
Conversion of preference shares to ordinary shares		-	-	767
At 31 December	24	1,852	1,852	1,852
Share premium account
At 1 January		11,943	5,343	5,332
Share premium increase		915	6,600	11
Dividends distributed to the shareholders of the parent company	7	(10,671)	-	-
At 31 December		2,187	11,943	5,343
Treasury shares
At 1 January		-	-	(2,640)
Sale of treasury shares		-	-	3,708
Gain on sale of treasury shares		-	-	(1,068)
At 31 December	24	-	-	-
Available-for-sale reserve
At 1 January		(840)	(865)	(543)
Unrealised (losses)/gains in the year		(1,827)	75	(2,282)
Realised (gains)losses in the year		(278)	(55)	1,853
Taxation		526	5	107
At 31 December		(2,419)	(840)	(865)
Cash flow hedging reserve
At 1 January		(1,071)	(866)	94
Amount recognised in equity during the year		1,393	(253)	(1,207)
Amount transferred from equity to earnings in the year		-	(1)	(11)
Taxation		(350)	49	258
At 31 December		(28)	(1,071)	(866)
Foreign exchange reserve
At 1 January		299	517	597
Gains/(losses) arising during the year		151	(200)	1,014
Reclassification of foreign currency gains/(losses) included in the income statement		(46)	(102)	(1,151)
Taxation		23	84	57
At 31 December		427	299	517
Retained earnings
At 1 January		6,697	11,096	25,650
Profit/(loss) attributable to shareholders of the parent company
-continuing operations		125	(4,381)	(13,380)
-discontinuing operations		985	(18)	16,960
Dividends distributed to shareholders of the parent company	7	(4,863)	-	(19,213)
Gain on sale of treasury shares		-	-	1,068
Other changes		(15)	-	11
At 31 December		2,929	6,697	11,096

Equity attributable to shareholders of the parent company		4,948	18,880	17,077

Consolidated statements of changes in equity continued	Financial Statements
for the year ended 31 December 2010

	2010 €m	2009 €m	2008 €m
Non-controlling interests
At 1 January	36	46	1,134
Comprehensive (loss)/income in the year	(2)	5	(92)
Repayment to non-controlling interests	(10)	(15)	(996)
At 31 December	24	36	46

Total equity at 31 December	4,972	18,916	17,123

The accompanying notes on pages 113 to 193 the Accounting policies on pages 102 to 112 form an integral part of these financial statements.

Consolidated cash flow statements	Financial Statements

	Note	2010 €m	2009 €m	2008 €m
Operating activities
Operating profit/(loss) before tax		425	(4,847)	(13,365)
Operating profit/(loss) before tax on discontinued operations		1,080	30	17,430
Adjustments for:
Depreciation and amortisation		179	275	402
Write-down of goodwill and other intangible assets		2	380	320
Interest on subordinated liabilities		12	311	510
Charge for pension schemes		145	324	252
Elimination of non-cash items on discontinued activities		130	1,417	1,097
Elimination of foreign exchange differences		(105)	296	244
Other non-cash items		(179)	1,736	3,437
Net cash inflow/(outflow) from operating activities		1,689	(78)	10,327
Changes in operating assets and liabilities	29	(27,328)	45,756	(46,292)
Net cash flows from operating activities before tax		(25,639)	45,678	(35,965)
Income taxes paid		(133)	-	(790)
Net cash flows from operating activities		(25,772)	45,678	(36,755)

Investing activities
Sale and maturity of securities		75,761	77,354	263,840
Purchase of securities		(62,689)	(85,270)	(245,561)
Disposal of subsidiaries		539	(3)	-
Sale of property, plant and equipment		84	109	94
Purchase of property, plant and equipment		(154)	(323)	(436)
Net investment in business interests and intangible assets		(122)	(129)	359
Transfer out of discontinued operations		(5,064)	-	23,224
Net cash flows from investing activities		8,355	(8,262)	41,520

Financing activities
Issue of paid-in equity		915	6,600	-
Sale of treasury shares		-	-	3,708
Issue of subordinated liabilities		-	2,619	508
Repayment of subordinated liabilities		(810)	(1,566)	(918)
Issuance of other long term funding		278	9,797	37,952
Repayment and repurchase of other long term funding		(60)	(19,816)	(56,323)
Dividends paid		(15)	-	(19,213)
Interest on subordinated liabilities		(151)	(529)	(726)
Other		(5)	6	7
Net cash flows from financing activities		152	(2,889)	(35,005)
Effects of exchange rate changes on cash and cash equivalents		218	(414)	3,976
Net (decrease)/increase in cash and cash equivalents		(17,047)	34,113	(26,264)
Cash and cash equivalents at 1 January		20,601	(13,512)	12,752
Cash and cash equivalents at 31 December	31	3,554	20,601	(13,512)

The accompanying notes on pages 113 to 193 the Accounting policies on pages 102 to 112 form an integral part of these Financial Statements.

Accounting policies	Financial Statements

1. Corporate information
RBS Holdings N.V. ('the Company') was formerly named ABN AMRO Holding N.V. until it changed its name to RBS Holdings N.V. on 1 April 2010 as part of the legal separation of the Dutch State acquired businesses. RBS Holdings N.V. is a public limited liability company, incorporated under Dutch law on 30 May 1990 and registered at Gustav Mahlerlaan 10, 1082 PP Amsterdam, the Netherlands. The Group is an international banking group offering a wide range of banking products and financial services on a global basis.

In 2007 RFS Holdings B.V., which was jointly owned by RBS Group, the Dutch State (successor to Fortis) and Santander (the 'Consortium Members') completed the acquisition of RBS Holdings N.V.

As at 31 December 2010 RBS Group’s legal ownership of RFS Holdings B.V. increased from 38.3% to 97.7%. RBS Group is incorporated in the UK and registered at 36 St. Andrew Square, Edinburgh, Scotland. RBS Group is the ultimate parent company of RBS Holdings N.V. The consolidated financial statements of RBS Holdings N.V. are included in the consolidated financial statements of RBS Group.

As debt securities issued by RBS Holdings or its subsidiaries are listed on the New York Stock Exchange the rules of the Securities and Exchange Commission (‘SEC’) are applicable. This annual report complies with the SEC rules for foreign registrants and a cross reference table to the sections of the Form 20-F is included on page 2 of this report.

The consolidated financial statements of the Group for the year ended 31 December 2010 incorporate financial information of RBS Holdings, its controlled entities and interests in associates and joint ventures. The consolidated financial statements were signed and authorised for issue by the Managing Board on 22 March 2011 and Supervisory Board on 24 March 2011. The right to request an amendment of the financial statements is embedded in the Netherlands Civil Code. Interested parties have the right to ask the Enterprise Chamber of the Amsterdam Court of Appeal for a revision of the financial statements.

2. Presentation of accounts
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB as adopted by the European Union (EU) (together IFRS). The EU has not adopted the complete text of IAS 39 ‘Financial Instruments: Recognition and Measurement' and has relaxed some of the standard's hedging requirements. The Group has not taken advantage of this relaxation and has adopted IAS 39 as issued by the IASB: the Group's financial statements are prepared in accordance with IFRS as issued by the IASB.

The Group has adopted the revised IFRS 3 ‘Business Combinations’ and related revisions to IAS 27 ‘Consolidated and Separate Financial Statements’ issued in January 2008 and also IFRIC 17 ‘Distributions of Non-Cash Assets to Owners’ and the IASB’s consequential amendments to IFRS 5 ‘Non-Current Assets Held for Sale and Discontinued Operations’ issued in December 2008. They apply to transactions on or after 1 January 2010 and have not resulted in the restatement of previously published financial information. There have been no material acquisitions in the year and no disposals have been affected. In accordance with IFRS 5, before and after the amendment, the Dutch Sate acquired businesses included in the new ABN AMRO Bank N.V. on 1 April 2010, have been recognised as discontinued operations with consequent changes to the presentation of comparative financial information.

There are a number of other changes to IFRS which were effective from 1 January 2010. They have had no material effect on the Group’s financial statements. In April 2009 ‘Improvements to IFRS’ - making non-urgent but necessary amendments to standards, primarily to remove inconsistencies and to clarify wording; and amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’ - limited changes to IAS 39 issued in July 2008 clarified that (a) a one-sided risk can be designated as a hedged risk i.e. an option can be used to hedge a risk above or below a specified threshold and (b) inflation can be a hedged risk but only if the cash flows include a specified inflation portion.

The accounts are prepared on the historical cost basis except for the following assets and liabilities which are stated at their fair value: derivative financial instruments, held-for-trading financial assets and financial liabilities, financial assets and financial liabilities designated at fair value through profit or loss and available-for-sale financial assets. Recognised financial assets and financial liabilities in fair value hedges are adjusted for changes in fair value in respect of the risk that is hedged.

Restatements and changes in presentation
Divisional results for 2009 and 2008 have been restated to reflect the Group’s new organisational structure that includes four reportable segments, Global Banking & Markets (‘GBM’), Global Transaction Services (‘GTS’) and Central Items, together the ‘Core’ segments, and the Non-Core segment. The changes do not affect the Group’s results. Comparatives have been restated accordingly.

Legal separation of ABN AMRO Bank NV took place on 1 April 2010. As a result the Group no longer consolidates the interests of ABN AMRO Bank N.V. and its results are classified as discontinued operations. Results for 2009 and 2008 have been re-presented accordingly.

The Group is majority owned by RBS Group and therefore the presentation of the financial statements has been aligned with that of RBS Group, the ultimate parent company.  The changes do not affect the Group’s Accounting policies, results, total assets or total liabilities.

The main balance sheet reclassifications include the following.
•	Accrued interest was previously presented in the balance sheet line items 'Other assets' and 'Other liabilities', accrued interest is now presented under the individual line items to which it relates.

•
The balance sheet asset line item 'Financial Investments' as disclosed in 2009 and 2008 related to 'available for sale' interest earning securities and 'available for sale' and 'designated at fair value through income' equity instruments. These investments are now

Accounting policies continued	Financial Statements

presented within the balance sheet line items 'Debt securities' and 'Equity shares', respectively.

•
The balance sheet asset line item 'Financial assets held for trading' as disclosed in 2009 and 2008 related to 'held for trading' interest earning securities, equity instruments and derivative financial instruments. These are now presented within the balance sheet line items 'Debt securities', 'Equity shares' and 'Derivatives', respectively.

•
Non-trading derivative assets and non-trading derivative liabilities were previously presented in the balance sheet line items 'Other assets' and 'Other liabilities'. These non-trading derivatives are now included in the balance sheet line items under assets and liabilities as 'Derivatives'.

•
Settlement balances receivable are now presented as a separate line item as an asset on the balance sheet. In 2009 and 2008 these were presented under the balance sheet categories 'Loans and receivables - banks' and 'Loans and receivables - customers'.

•
The liability balance sheet line item 'Financial liabilities held for trading' as disclosed in 2009 and 2008 related to held for trading interest earning securities and derivative financial instruments. These are now presented within the balance sheet line items 'Settlement balances and short positions' and 'Derivatives', respectively.

•
Settlement balances payable are now presented as a separate line item as a liability on the balance sheet 'Settlement balances and short positions'. In 2009 and 2008 these were presented under the balance sheet line items 'Due to banks' and 'Due to customers'.

The main income statement reclassifications include the following.

•
Impairments on securities are now disclosed within the Impairment line item on the face of the income statement. In 2009 and 2008 these were included within the income statement line item 'Results from financial transactions'.

•
Interest earned on securities which were categorised as elected to fair value were presented within interest income and interest expense line items on the face of the income statement for 2009 and 2009.  This is now included within other operating income.

•	Net income from non-trading derivatives was previously classified in the income statement line item 'Results from financial transactions', now these are presented in other operating income.

The main cash flow statement reclassifications include the following.

•
Accrued interest was previously presented in the balance sheet line item 'Other assets' and 'Other liabilities', accrued interest is now presented under the individual line items to which it relates. Therefore cash and cash equivalents in 2009 and 2008 are reclassified to include accrued interest.

3. Basis of consolidation
The consolidated financial statements incorporate the financial statements of the company and entities (including certain special purpose entities) which are controlled by the Group. Control exists where the Group has the power to govern the financial and operating policies of the entity generally conferred by holding a majority of voting rights. On acquisition of a subsidiary, its identifiable assets, liabilities and contingent liabilities are included in the consolidated accounts at their fair value. Any excess of the cost (the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Group) of an acquisition over the fair value of the net assets acquired is recognised as goodwill. The interest of minority shareholders is stated at their share of the fair value of the subsidiary's net assets.

The results of subsidiaries acquired are included in the consolidated income statement from the date control passes up until the Group ceases to control them through a sale or significant change in circumstances.  Changes in interest that do not result in a loss of control are recognised in equity.

All intra-group balances, transactions, income and expenses are eliminated on consolidation. The consolidated accounts are prepared using uniform Accounting policies.

4. Revenue recognition
Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity and interest expense on financial liabilities other than those at fair value through profit or loss are determined using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument's initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable, that are an integral part of the instrument's yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

Financial assets and financial liabilities held-for-trading or designated as at fair value through profit or loss are recorded at fair value. Changes in fair value are recognised in profit or loss together with dividends and interest receivable and payable.

Commitment and utilisation fees are determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered into, such fees are taken to profit or loss over the life of the facility otherwise they are deferred and included in the effective interest rate on the advance.

Fees in respect of services are recognised as the right to consideration accrues through the provision of the service to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and always determinable. The application of this policy to a significant fee type is outlined below.

Accounting policies continued	Financial Statements

Investment management fees - fees charged for managing investments are recognised as revenue as the services are provided. Incremental costs that are directly attributable to securing an investment management contract are deferred and charged as expense as the related revenue is recognised.

5. Assets held for sale and discontinued operations
A non-current asset (or disposal group) is classified as held for sale if the Group will recover the carrying amount principally through a sale transaction rather than through continuing use. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell. If the asset (or disposal group) is acquired as part of a business combination it is initially measured at fair value less costs to sell. Assets and liabilities of disposal groups classified as held for sale and non-current assets classified as held for sale are shown separately on the face of the balance sheet.

The results of discontinued operations are shown as a single amount on the face of the income statement comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognised either on measurement to fair value less costs to sell or on the disposal of the discontinued operation. A discontinued operation is a cash generating unit or a group of cash-generating units that either has been disposed of, or is classified as held for sale, and (a) represents a separate major line of business or geographical area of operations, (b) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale.

6. Pensions and other post-retirement benefits
The Group provides post-retirement benefits in the form of pensions and healthcare plans to eligible employees. Separate pension funds or third parties administer most of these plans. The plans include both defined contribution plans and defined benefit plans.

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

7. Intangible assets and goodwill
Intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to profit or loss over the assets' estimated economic lives using methods that best reflect the pattern of economic benefits and is included in depreciation and amortisation. The estimated useful economic lives are as follows:

Core deposit intangibles	6 to 10 years
Other purchased intangibles	5 to 10 years
Software	3 to 5 years

Expenditure on internally generated goodwill and brands is written-off as incurred. Direct costs relating to the development of internal-use computer software are capitalised once technical feasibility and economic viability have been established. These costs include payroll, the costs of materials and services, and directly attributable overheads. Capitalisation of costs ceases when the software is capable of operating as intended. During and after development, accumulated costs are reviewed for impairment against the projected benefits that the software is expected to generate. Costs incurred prior to the establishment of technical feasibility and economic viability are expensed as incurred as are all training costs and general overheads. The costs of licences to use computer software that are expected to generate economic benefits beyond one year are also capitalised.

Acquired goodwill, being the excess of the cost of an acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, associate or joint venture acquired, is initially recognised at cost and subsequently at cost less any accumulated impairment losses. Goodwill arising on the acquisition of subsidiaries and joint ventures is included in the balance sheet category ‘Intangible assets' and that on associates within their carrying amounts. The gain or loss on the disposal of a subsidiary, associate or joint venture includes the carrying value of any related goodwill.

8. Property, plant and equipment
Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for separately.

Accounting policies continued	Financial Statements

Depreciation is charged to profit or loss on a straight-line basis so as to write-off the depreciable amount of property, plant and equipment (including assets owned and let on operating leases) over their estimated useful lives.

The depreciable amount is the cost of an asset less its residual value. Land is not depreciated. Estimated useful lives are as follows:

Freehold premises	50 years
Short leasehold premises	unexpired period of the lease
Property adaptation costs	10 to 15 years
Computer equipment	up to 5 years
Other equipment	4 to 15 years

9. Impairment of intangible assets and property, plant and equipment
At each reporting date, the Group assesses whether there is any indication that its intangible assets, or property, plant and equipment are impaired. If any such indication exists, the Group estimates the recoverable amount of the asset and the impairment loss if any. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. If an asset does not generate cash flows that are independent from those of other assets or groups of assets, recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of an asset is the higher of its fair value less cost to sell and its value in use. Value in use is the present value of future cash flows from the asset or cash-generating unit discounted at a rate that reflects market interest rates adjusted for risks specific to the asset or cash generating unit that have not been reflected in the estimation of future cash flows. If the recoverable amount of an intangible or tangible asset is less than its carrying value, an impairment loss is recognised immediately in profit or loss and the carrying value of the asset reduced by the amount of the loss. A reversal of an impairment loss on intangible assets (excluding goodwill) or property, plant and equipment is recognised as it arises provided the increased carrying value does not exceed that which it would have been had no impairment loss been recognised. Impairment losses on goodwill are not reversed.

10. Foreign currencies
The Group's consolidated Financial Statements are presented in the euro which is the functional currency of the company.

Transactions in foreign currencies are translated into euro at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into euro at the rates of exchange ruling at the balance sheet date.

Foreign exchange differences arising on translation are reported in income from trading activities except for differences arising on cash flow hedges and hedges of net investments in foreign operations. Non-monetary items denominated in foreign currencies that are stated at fair value are translated into euro at foreign exchange rates ruling at the dates the values were determined. Translation differences arising on non-monetary items measured at fair value are recognised in profit or loss except for differences arising on available-for-sale non-monetary financial assets, for example equity shares, which are included in the available-for-sale reserve in equity unless the asset is the hedged item in a fair value hedge.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into euro at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated into euro at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognised directly in equity and included in profit or loss on its disposal.

11. Leases
Rental income from operating leases is credited to the income statement on a receivable basis over the term of the lease. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives (see accounting policy 8).

12. Provisions
The Group recognises a provision for a present obligation resulting from a past event when it is more likely than not that it will be required to transfer economic benefits to settle the obligation and the amount of the obligation can be estimated reliably.

Provision is made for restructuring costs, including the costs of redundancy, when the Group has a constructive obligation to restructure. An obligation exists when the Group has a detailed formal plan for the restructuring and has raised a valid expectation in those affected by starting to implement the plan or announcing its main features.

If the Group has a contract that is onerous, it recognises the present obligation under the contract as a provision. An onerous contract is one where the unavoidable costs of meeting the obligations under it exceed the expected economic benefits. When the Group vacates a leasehold property, a provision is recognised for the costs under the lease less any expected economic benefits (such as rental income). Contingent liabilities are possible obligations arising from past events whose existence will be confirmed only by uncertain future events or present obligations arising from past events that are not recognised because either an outflow of economic benefits is not probable or the amount of the obligation cannot be reliably measured. Contingent liabilities are not recognised but information about them is disclosed unless the possibility of any outflow of economic benefits in settlement is remote.

13. Tax
Provision is made for tax at current enacted rates on taxable profits, arising in income or in equity, taking into account relief for overseas tax where appropriate. Deferred tax is accounted for in full for all temporary differences between the carrying amount of an asset or liability for accounting purposes and its carrying amount for tax purposes, except in relation to overseas earnings where remittance is controlled by the Group, and goodwill.

Deferred tax assets are only recognised to the extent that it is probable that they will be recovered.

14. Financial assets
On initial recognition, financial assets are classified into held-to-maturity investments; available-for-sale financial assets; held-for-trading; designated as at fair value through profit or loss; or loans and receivables.

Accounting policies continued	Financial Statements

Held-to-maturity investments - a financial asset may be classified as a held-to-maturity investment only if it has fixed or determinable payments, a fixed maturity and the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see accounting policy 4) less any impairment losses.

Held-for-trading - a financial asset is classified as held-for-trading if it is acquired principally for sale in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial assets are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses on held-for-trading financial assets are recognised in profit or loss as they arise.

Designated as at fair value through profit or loss - financial assets may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both, that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

Financial assets that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss, and are subsequently measured at fair value. Gains and losses on financial assets that are designated as at fair value through profit or loss are recognised in profit or loss as they arise.

The principal category of financial assets designated as at fair value through profit or loss is equity investments of a private equity nature. Fair value designation is used in order to manage and evaluate the portfolio in accordance with a documented risk management or investment strategy.

Loans and receivables - non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables, except those that are classified as available-for-sale or as held-for-trading, or designated as at fair value through profit or loss. Loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see accounting policy 4) less any impairment losses.

Available-for-sale - financial assets that are not classified as held-to-maturity; held-for-trading; designated as at fair value through profit or loss; or loans and receivables, are classified as available-for-sale. Financial assets can be designated as available-for-sale on initial recognition. Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as available-for-sale financial assets. Impairment losses and exchange differences resulting from retranslating the amortised cost of foreign currency monetary available-for-sale financial assets are recognised in profit or loss together with interest calculated using the effective interest method (see accounting policy 4). Other changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders' equity until disposal, when the cumulative gain or loss is recognised in profit or loss.

Reclassifications - held-for-trading and available-for-sale financial assets that meet the definition of loans and receivables (non-derivative financial assets with fixed or determinable payments that are not quoted in an active market) may be reclassified to loans and receivables if the Group has the intention and ability to hold the financial asset for the foreseeable future or until maturity. The Group typically regards the foreseeable future as twelve months from the date of reclassification. Additionally, held-for-trading financial assets that do not meet the definition of loans and receivables may, in rare circumstances, be transferred to available-for-sale financial assets or to held-to-maturity investments. Reclassifications are made at fair value. This fair value becomes the asset's new cost or amortised cost as appropriate. Gains and losses recognised up to the date of reclassification are not reversed.

Regular way purchases of financial assets classified as loans and receivables are recognised on settlement date; issues of financial liabilities measured at amortised cost are recognised on settlement date; all other regular way transactions in financial instruments are recognised on trade date.

Fair value for a net open position in a financial asset that is quoted in an active market is the current bid price times the number of units of the instrument held. Fair values for financial assets not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial assets.

15. Impairment of financial assets
The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or group of financial assets classified as held-to-maturity, available-for-sale or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence that an event or events since initial recognition of the asset have adversely affected the amount or timing of future cash flows from the asset.

Financial assets carried at amortised cost - if there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as loans and receivables or as held-to-maturity investments has been incurred, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition. For collateralised loans and receivables, estimated future cash flows include cash flows that may result from foreclosure less the costs of obtaining and selling the collateral, whether or not foreclosure is probable.

Accounting policies continued	Financial Statements

Where, in the course of the orderly realisation of a loan, it is exchanged for equity shares or properties, the exchange is accounted for as the sale of the loan and the acquisition of equity securities or investment properties. Where the Group's interest in equity shares following the exchange is such that the Group is controlling an entity, that entity is consolidated.

Impairment losses are assessed individually for financial assets that are individually significant and individually or collectively for assets that are not individually significant. In making collective assessment of impairment, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of observable data, to reflect current conditions not affecting the period of historical experience.

Impairment losses are recognised in profit or loss and the carrying amount of the financial asset or group of financial assets reduced by establishing an allowance for impairment losses. If, in a subsequent period, the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognised, the previously recognised loss is reversed by adjusting the allowance. Once an impairment loss has been recognised on a financial asset or group of financial assets, interest income is recognised on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

Impaired loans and receivables are written off, i.e. the impairment provision is applied in writing down the loan's carrying value partially or in full, when the Group concludes that there is no longer any realistic prospect of recovery of part or all of the loan. For portfolios that are collectively assessed for impairment, the timing of write-off principally reflects historic recovery experience for each portfolio. For loans that are individually assessed for impairment, the timing of write-off is determined on a case-by-case basis. Such loans are reviewed regularly and write-offs will be prompted by bankruptcy, insolvency, restructuring and similar events. Amounts recovered after a loan has been written off are credited to the loan impairment charge for the period in which they are received.

Financial assets carried at fair value - when a decline in the fair value of a financial asset classified as available-for-sale has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss is removed from equity and recognised in profit or loss. The loss is measured as the difference between the financial asset's acquisition cost (net of any principal repayments and amortisation) and its current fair value, less any previous impairment loss. Impairment losses on available-for-sale equity instruments are not reversed through profit or loss, but those on available-for-sale debt instruments are reversed, if there is an increase in fair value that is objectively related to a subsequent event.

16. Financial liabilities
On initial recognition financial liabilities are classified into held-for-trading; designated as at fair value through profit or loss; or amortised cost.

Held for trading - a financial liability is classified as held-for-trading if it is incurred principally for repurchase in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses are recognised in profit or loss as they arise.

Designated as at fair value through profit or loss - financial liabilities may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

Financial liabilities that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at fair value through profit or loss are recognised in profit or loss as they arise.

The principal category of financial liabilities designated as at fair value through profit or loss is structured liabilities issued by the Group: designation significantly reduces the measurement inconsistency between these liabilities and the related derivatives carried at fair value.

Amortised cost - all other financial liabilities are measured at amortised cost using the effective interest method (see accounting policy 4).

Fair value for a net open position in a financial liability that is quoted in an active market is the current offer price times the number of units of the instrument held or issued. Fair values for financial liabilities not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial liabilities.

17. Financial guarantee contracts
Under a financial guarantee contract, the Group, in return for a fee, undertakes to meet a customer’s obligations under the terms of a debt instrument if the customer fails to do so. A financial guarantee is recognised as a liability; initially at fair value and, if not designated as at fair value through profit or loss, subsequently at the higher of its initial value less cumulative amortisation and any provision under the contract measured in accordance with Accounting policy 12. Amortisation is calculated so as to recognise fees receivable in profit or loss over the period of the guarantee.

Accounting policies continued	Financial Statements

18. Loan commitments
Provision is made for loan commitments, other than those classified as held-for-trading, if it is probable that the facility will be drawn and the resulting loan will be recognised at a fair value less than the cash advanced. Syndicated loan commitments in excess of the level of lending under the commitment approved for retention by the Group are classified as held-for-trading and measured at fair value.

19. Derecognition
A financial asset is derecognised when it has been transferred and the transfer qualifies for derecognition. A transfer requires that the Group either: (a) transfers the contractual rights to receive the asset's cash flows; or (b) retains the right to the asset's cash flows but assumes a contractual obligation to pay those cash flows to a third party without significant delay. After a transfer, the Group assesses the extent to which it has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards have been retained, the asset remains on the balance sheet. If substantially all the risks and rewards have been transferred, the asset is derecognised. If substantially all the risks and rewards have been neither retained nor transferred, the Group assesses whether or not it has retained control of the asset. If it has not retained control, the asset is derecognised. Where the Group has retained control of the asset, it continues to recognise the asset to the extent of its continuing involvement.

A financial liability is removed from the balance sheet when the obligation is discharged, or cancelled, or expires. On the redemption or settlement of debt securities (including subordinated liabilities) issued by the Group, the Group derecognises the debt instrument and records a gain or loss being the difference between the debt's carrying amount and the cost of redemption or settlement. The same treatment applies where the debt is exchanged for a new debt issue that has terms substantially different from those of the existing debt. The assessment of whether the terms of the new debt instrument are substantially different takes into account qualitative and quantitative characteristics including a comparison of the discounted present value of the cash flows under the new terms with the discounted present value of the remaining cash flows of the original debt issue.

20. Sale and repurchase transactions
Securities subject to a sale and repurchase agreement under which substantially all the risks and rewards of ownership are retained by the Group continue to be shown on the balance sheet and the sale proceeds recorded as a financial liability. Securities acquired in a reverse sale and repurchase transaction under which the Group is not exposed to substantially all the risks and rewards of ownership are not recognised on the balance sheet and the consideration paid is recorded as a financial asset.

Securities borrowing and lending transactions are usually secured by cash or securities advanced by the borrower. Borrowed securities are not recognised on the balance sheet or lent securities derecognised. Cash collateral received or given is treated as a loan or deposit; collateral in the form of securities is not recognised. However, where securities borrowed are transferred to third parties, a liability for the obligation to return the securities to the stock lending counterparty is recorded.

21. Netting
Financial assets and financial liabilities are offset and the net amount presented in the balance sheet when, and only when, the Group currently has a legally enforceable right to set off the recognised amounts; and it intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. The Group is party to a number of arrangements, including master netting agreements, that give it the right to offset financial assets and financial liabilities but where it does not intend to settle the amounts net or simultaneously and therefore the assets and liabilities concerned are presented gross.

22 Capital instruments
The Group classifies a financial instrument that it issues as a financial asset, financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial assets, financial liabilities or equity as appropriate.

23. Derivatives and hedging
Derivative financial instruments are initially recognised, and subsequently measured, at fair value. Derivative fair values are determined from quoted prices in active markets where available. Where there is no active market for an instrument, fair value is derived from prices for the derivative's components using appropriate pricing or valuation models.

A derivative embedded in a contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the entire contract is measured at fair value with changes in fair value recognised in profit or loss.

Gains and losses arising from changes in the fair value of a derivative are recognised as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a highly probable forecast transaction (cash flow hedges); and hedges of the net investment in a foreign operation.

Hedge relationships are formally documented at inception. The documentation identifies the hedged item and the hedging instrument and details the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. If the hedge is not highly effective in offsetting changes in fair values or cash flows attributable to the hedged risk, consistent with the documented risk management strategy, hedge accounting is discontinued.

Accounting policies continued	Financial Statements

Fair value hedge - in a fair value hedge, the gain or loss on the hedging instrument is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk is recognised in profit or loss and adjusts the carrying amount of the hedged item. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; or if the hedging instrument expires or is sold, terminated or exercised; or if hedge designation is revoked. If the hedged item is one for which the effective interest rate method is used, any cumulative adjustment is amortised to profit or loss over the life of the hedged item using a recalculated effective interest rate.

Cash flow hedge - in a cash flow hedge, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity and the ineffective portion in profit or loss. When the forecast transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity in the same periods in which the asset or liability affects profit or loss. Otherwise the cumulative gain or loss is removed from equity and recognised in profit or loss at the same time as the hedged transaction. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; if the hedging instrument expires or is sold, terminated or exercised; if the forecast transaction is no longer expected to occur; or if hedge designation is revoked. On the discontinuance of hedge accounting (except where a forecast transaction is no longer expected to occur), the cumulative unrealised gain or loss in equity is recognised in profit or loss when the hedged cash flow occurs or, if the forecast transaction results in the recognition of a financial asset or financial liability, in the same periods during which the asset or liability affects profit or loss. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss in equity is recognised in profit or loss immediately.

Hedge of net investment in a foreign operation - in the hedge of a net investment in a foreign operation, the portion of foreign exchange differences arising on the hedging instrument determined to be an effective hedge is recognised directly in other comprehensive income. Any ineffective portion is recognised in profit or loss. Non-derivative financial liabilities as well as derivatives may be the hedging instrument in a net investment hedge.  Gains and losses previously recognised in other comprehensive income are reclassified to the income statement on the disposal of the foreign operation.

24. Cash and cash equivalents
Cash and cash equivalents for the purpose of the statement of cash flows include cash in hand, deposits available on demand with central banks and net credit balances on current accounts with other banks.

The statement of cash flows, based on the indirect method of calculation, gives details of the source of cash and cash equivalents which became available during the year and the application of these cash and cash equivalents over the course of the year. The cash flows are analysed into cash flows from operations, investment activities and financing activities. Movements in loans and receivables and inter-bank deposits are included in the cash flow from operating activities. Investment activities are comprised of acquisitions, sales and redemptions in respect of financial investments, as well as investments in and sales of subsidiaries and associates, property and equipment. The issuing of shares and the borrowing and repayment of long-term funds are treated as financing activities.

Movements due to currency translation differences as well as the effects of the consolidating acquisitions, where of material significance, are eliminated from the cash flow figures. The cash flows of discontinued operations are separately reported in the period in which the operation qualifies as a disposal group.

The presentation of the statement of cash flows for 2009 and 2008 have been amended to conform to 2010 presentation which separately discloses discontinued operations.

25. Share-based payments
Employees of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments of The Royal Bank of Scotland Group plc (‘equity-settled transactions’) granted by the RBS Group. The expense for these transactions is measured based on the fair value on the date the awards are granted.  The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant members become fully entitled to the award (‘the vesting date’). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the best estimate of the number of equity instruments that will ultimately vest. The vesting of awards will normally be subject to the satisfaction of performance conditions which will be set by the RBS Group Remuneration Committee for each award. In addition, awards will only vest if the Committee is satisfied that risk management during the performance period has been effective and that financial and non-financial performance has been satisfactory, in line with the RBS Group's Strategic Plan. Vesting conditions are not taken into account when measuring fair value, but are reflected by adjusting the proportion of awards that actually vest.

Critical Accounting policies and key sources of estimation uncertainty
The reported results of the Group are sensitive to the Accounting policies, assumptions and estimates that underlie the preparation of its Financial Statements. Dutch company law and IFRS require the directors, in preparing the Group's Financial Statements, to select suitable Accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. In the absence of an applicable standard or interpretation, IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors', requires management to develop and apply an accounting policy that results in relevant and reliable information in the light of the requirements and guidance in IFRS dealing with similar and related issues and the IASB's 'Framework for the Preparation and Presentation of Financial Statements'. The judgements and assumptions involved in the Group's Accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by the Group would affect its reported results.

Loan impairment provisions
The Group's loan impairment provisions are established to recognise incurred impairment losses in its portfolio of loans classified as loans and receivables and carried at amortised cost. A loan is impaired when there is objective evidence that events since the loan was granted have affected expected cash flows from the loan. Such objective evidence, indicative that a borrower’s financial condition has deteriorated can include for loans that are individually assessed: the non-payment of interest or principal; debt restructuring; probable bankruptcy or liquidation; significant reduction in the value of any security; breach of limits or covenants; and deteriorating trading performance and, for collectively assessed portfolios: the borrowers’ payment status and observable data about relevant macroeconomic measures.

The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan's original effective interest rate.

There are two components to the Group's loan impairment provisions: individual and collective.

Accounting policies continued	Financial Statements

Individual component - all impaired loans that exceed specific thresholds are individually assessed for impairment. Individually assessed loans principally comprise the Group's portfolio of commercial loans to medium and large businesses. Impairment losses are recognised as the difference between the carrying value of the loan and the discounted value of management's best estimate of future cash repayments and proceeds from any security held. These estimates take into account the customer's debt capacity and financial flexibility; the level and quality of its earnings; the amount and sources of cash flows; the industry in which the counterparty operates; and the realisable value of any security held. Estimating the quantum and timing of future recoveries involves significant judgement. The size of receipts will depend on the future performance of the borrower and the value of security, both of which will be affected by future economic conditions; additionally, collateral may not be readily marketable. The actual amount of future cash flows and the date they are received may differ from these estimates and consequently actual losses incurred may differ from those recognised in these financial statements.

Collective component - this is made up of two elements: loan impairment provisions for impaired loans that are below individual assessment thresholds (collectively assessed provisions) and for loan losses that have been incurred but have not been separately identified at the balance sheet date (latent loss provisions). Collectively assessed provisions are established on a portfolio basis using a present value methodology taking into account the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends. The most significant factors in establishing these provisions are the expected loss rates and the related average life. These portfolios include credit card receivables and other personal advances including mortgages. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ materially from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates and their effect on customer spending, the unemployment level, payment behaviour and bankruptcy trends. Latent loss provisions are held against estimated impairment losses in the performing portfolio that have yet to be identified as at the balance sheet date. To assess the latent loss within its portfolios, the Group has developed methodologies to estimate the time that an asset can remain impaired within a performing portfolio before it is identified and reported as such.

Pensions
The Group operates a number of defined benefit pension schemes as described in Note 4 on the accounts. The net obligations under defined benefit plans are regarded as the Group’s own commitments regardless of whether these are administered by a pension fund or in some other manner. The net obligation of each plan is determined as the difference between the benefit obligations and the plan assets. Defined benefit plan pension commitments are calculated in accordance with the projected unit credit method of actuarial cost allocation. Under this method, the present value of pension commitments is determined on the basis of the number of active years of service up to the balance sheet date and the estimated employee salary at the time of the expected retirement date, and is discounted using the market rate of interest on high-quality corporate bonds. The plan assets are measured at fair value.

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

Fair value – financial instruments
Financial instruments classified as held-for-trading or designated as at fair value through profit or loss and financial assets classified as available-for-sale are recognised in the Financial Statements at fair value. All derivatives are measured at fair value. Gains or losses arising from changes in the fair value of financial instruments classified as held-for trading or designated as at fair value through profit or loss are included in the income statement. Unrealised gains and losses on available-for sale financial assets are recognised directly in equity unless an impairment loss is recognised.

Financial instruments measured at fair value include:

Loans and advances (held-for-trading and designated as at fair value though profit or loss) - principally comprise reverse repurchase agreements (reverse repos) and cash collateral.

Debt securities (held-for-trading, designated as at fair value though profit or loss and available-for-sale) - debt securities include those issued by governments, municipal bodies, mortgage agencies and financial institutions as well as corporate bonds, debentures and residual interests in securitisations.

Equity securities (held-for-trading, designated as at fair value though profit or loss and available-for-sale) - comprise equity shares of companies or corporations both listed and unlisted.

Deposits by banks and customer accounts (held-for-trading and designated as at fair value though profit or loss) - deposits measured at fair value principally include repurchase agreements (repos), cash collateral and investment contracts issued by the Group's life assurance businesses.

Debt securities in issue (held-for-trading and designated as at fair value though profit or loss) - measured at fair value and principally comprise medium term notes.

Accounting policies continued	Financial Statements

Short positions (held-for-trading) - arise in dealing and market making activities where debt securities and equity shares are sold which the Group does not currently possess.

Derivatives - these include swaps (currency swaps, interest rate swaps, credit default swaps, total return swaps and equity and equity index swaps), forward foreign exchange contracts, forward rate agreements, futures (currency, interest rate and equity) and options (exchange-traded options on currencies, interest rates and equities and equity indices and OTC currency and equity options, interest rate caps and floors and swaptions).

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. Fair value for a net open position in a financial asset or financial liability in an active market is the current bid or offer price times the number of units of the instrument held. Where a trading portfolio contains both financial assets and financial liabilities which are derivatives of the same underlying instrument, fair value is determined by valuing the gross long and short positions at current mid market prices, with an adjustment at portfolio level to the net open long or short position to amend the valuation to bid or offer as appropriate.

Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument's complexity and the availability of market-based data. More details about the Group's valuation methodologies and the sensitivity to reasonably possible alternative assumptions of the fair value of financial instruments valued using techniques where at least one significant input is unobservable are discussed in Note 9 to the Financial Statements.

Deferred tax
The Group makes provision for deferred tax on short-term and other temporary differences where tax recognition occurs at a different time from accounting recognition.

The Group has recognised deferred tax assets in respect of losses, principally in the UK, and short-term timing differences. Deferred tax assets are recognised in respect of unused tax losses to the extent that it is probable that there will be future taxable profits against which the losses can be utilised. Business projections prepared for impairment reviews (see Note 11) indicate that sufficient future taxable income will be available against which to offset these recognised deferred tax assets within eight years. The number of years into the future for which forecast profits should be considered when assessing the recoverability of a deferred tax asset is a matter of judgment. A period of eight years is underpinned by the Group's business projections, its history of profitable operation and the continuing strength of its core business franchises. The Group's cumulative losses are principally attributable to the recent unparalleled market conditions.

Accounting policies continued	Financial Statements

Accounting developments
International Financial Reporting Standards
The IASB issued ‘Improvements to IFRS’ in May 2010 implementing minor changes to IFRS, making non-urgent but necessary amendments to standards, primarily to remove inconsistency and to clarify wording. The revisions are effective for annual periods beginning on or after 1 July 2010 and are not expected to have a material effect on the Group or the company.

The IASB issued IFRS 9 ‘Financial Instruments' in November 2009 simplifying the classification and measurement requirements in IAS 39 ‘Financial Instruments: Recognition and Measurement' in respect of financial assets. The standard reduces the measurement categories for financial assets to two: fair value and amortised cost. A financial asset is classified on the basis of the entity's business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. Only assets with contractual terms that give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding and which are held within a business model whose objective is to hold assets in order to collect contractual cash flows are classified as amortised cost. All other financial assets are measured at fair value. Changes in the value of financial assets measured at fair value are generally taken to profit or loss.

In October 2010, IFRS 9 was updated to include the classification and measurement of liabilities. It is not markedly different from IAS 39 except for liabilities measured at fair value where the movement is due to changes in credit rating of the preparer, it is recognised not in profit or loss but in other comprehensive income.

The standard is effective for annual periods beginning on or after 1 January 2013; early application is permitted.

This standard makes major changes to the framework for the classification and measurement of financial assets and will have a significant effect on the Group's financial statements. The changes relating to the classification and measurement of liabilities carried at fair value will have a less significant effect on the Group. The Group is assessing these impacts which is likely to depend on the outcome of the other phases of IASB's IAS 39 replacement project.

The IASB issued 'Disclosures-Transfers of Financial Assets (Amendments to IFRS 7 Financial Instruments: Disclosures)' in October 2010 to extend the standard's disclosure requirements about derecognition to align with the US GAAP. The revisions are effective for annual periods beginning on or after 1 July 2011 and will not affect the financial position or reported performance of the Group or the company.

The IASB issued an amendment to IAS 12 'Income Taxes' in December 2010 to clarify that recognition of deferred tax should have regard to the expected manner of recovery or settlement of the asset or liability. The amendment and consequential withdrawal of SIC 21 'Deferred Tax: Recovery of Underlying Assets', effective for annual periods beginning on or after 1 January 2012, is not expected to have a material effect on the Group or the company.

The International Financial Reporting Interpretations Committee issued IFRIC 19 'Extinguishing Financial Liabilities with Equity Instruments' in December 2009. The interpretation clarifies that the profit or loss on extinguishing liabilities by issuing equity instruments should be measured by reference to fair value, preferably of the equity instruments. The interpretation, effective for the Group for annual periods beginning on or after 1 January 2011, is not expected to have a material effect on the Group or the company.

Notes on the accounts	Financial Statements

1 Net interest income
	2010	2009	2008
	€m	€m	€m
Loans and advances to customers	1,974	3,279	8,063
Loans and advances to banks	357	502	1,486
Debt securities	730	982	3,544
Interest receivable	3,061	4,763	13,093

Customer accounts: demand deposits	235	344	648
Customer accounts: savings deposits	69	124	150
Customer accounts: other time deposits	323	747	2,259
Deposits by banks	608	728	4,577
Debt securities in issue	485	930	3,454
Subordinated liabilities	12	311	510
Internal funding of trading businesses	(98)	(255)	(1,340)
Interest payable	1,634	2,929	10,258

Net interest income	1,427	1,834	2,835

2 Non-interest income
	2010	2009	2008
	€m	€m	€m

Fees and commissions receivable	1,152	1,506	1,681
Fees and commissions payable	214	(483)	(374)
	1,366	1,023	1,307
Income/(loss) from trading activities (1)
Foreign exchange	450	745	801
Interest rate	(878)	(353)	297
Credit	225	(1,296)	(7,925)
Other	1,334	601	(889)
	1,131	(303)	(7,716)

Other operating income
Operating lease and other rental income	(3)	(8)	7
Changes in the fair value of own debt	250	174	482
Changes in the fair value of securities and other financial assets and liabilities	(571)	(65)	(2,027)
(Loss) on sale of securities	278	(89)	(1,342)
Profit on sale of property, plant and equipment	-	2	-
(Loss)/profit on sale of subsidiaries and associates	(245)	(208)	(18)
Life business profits/(losses)	(10)	(10)	(10)
Dividend income	6	11	74
Share of profit/(loss) of associated entities	49	(58)	75
Other income	194	(906)	996
Other operating income/(loss)	(52)	(1,157)	(1,763)
Non-interest income/(loss)	2,445	(437)	(8,172)

Notes:
(1)
The analysis of trading income is based on how the business is organised and the underlying risks managed. Trading income comprises gains and losses on financial instruments held for trading, both realised and unrealised, interest income and dividends and the related funding costs.

The types of instruments include:
– Foreign exchange: spot foreign exchange contracts, currency swaps and options, emerging markets and related hedges and funding.
– Interest rate: interest rate swaps, forward foreign exchange contracts, forward rate agreements, interest rate options, interest rate futures and related hedges and funding.
– Credit: asset-backed securities, corporate bonds, credit derivatives and related hedges and funding.
– Other: equities, commodities, equity derivatives, commodity contracts and related hedges and funding.

Notes on the accounts continued	Financial Statements

3 Operating expenses

	2010	2009	2008
Wages, salaries and other staff costs	1,530	1,518	2,611
Social security costs	90	231	295
Share-based compensation	-	-	(17)
Pension and post retirement healthcare costs	145	324	252
Restructuring costs	11	38	136
Staff costs	1,776	2,111	3,277

Premises and equipment	540	660	481
Other administrative expenses	883	1,195	3,364

Property, plant and equipment	94	143	190
Intangible assets (see Note 16)	85	132	212
Depreciation and amortisation	179	275	402

Write-down of goodwill and other intangible assets	2	380	320
	3,380	4,621	7,844

Restructuring costs included in operating expenses comprise:

	2010	2009	2008
	€m	€m	€m
Staff costs	11	38	136
Premises and equipment	5	9	10
Other administrative expenses	-	2	-
	16	49	146

The average number of persons employed, rounded to the nearest hundred, in the continuing operations of the Group during the year, was 19,300 (2009 – 27,600; 2008 – 36,300); on the same basis no persons were employed in discontinued operations at 31 December 2010 (2009 – 24,500; 2008 – 23,200).

	2010	2009	2008
Global Banking & Markets	6,700	8,300	11,200
Global Transaction Services	5,500	5,400	5,700
Central items	700	900	800
Core	12,900	14,600	17,700
Non-Core	6,400	13,000	18,600
Total	19,300	27,600	36,300

Notes on the accounts continued	Financial Statements

4 Pension costs
The Group sponsors a number of pension schemes in the Netherlands, UK and overseas.  These schemes include both defined contribution and defined benefit plans, whose assets are independent of the Group’s finances. The Group’s defined benefit schemes generally provide pensions that are based on average or final salary with annual price evaluation of vested rights. In general, employees do not make contributions for basic pensions but may make voluntary contributions to secure additional benefits.

Following the disposal of LaSalle in 2007 and Banco Real in 2008, the Group no longer has material post-retirement benefit obligations other than pensions.

Interim valuations of the Group’s schemes under IAS 19 ‘Employee Benefits‘ were prepared to 31 December with the support of independent actuaries, using the following assumptions:

	All schemes
Principal actuarial assumptions at 31 December	2010	2009	2008
	Weighted average

Discount rate	5.6%	5.2%	5.4%
Expected return on plan assets (weighted average)	5.9%	4.8%	4.8%
Rate of increase in salaries	2.1%	2.4%	2.6%
Inflation assumption	2.8%	2.0%	2.0%

	All schemes
Major classes of plan assets as a percentage of total plan assets	2010	2009	2008
Equity interests	28.5%	28.5%	12.8%
Index-linked bonds	28.2%	1.8%	1.6%
Government fixed interest bonds	12.0%	58.8%	70.8%
Corporate and other bonds	12.0%	4.1%	7.8%
Property	3.6%	3.5%	3.6%
Cash and other assets	15.7%	3.3%	3.4%

For 2010, 2009 and 2008 the schemes hold no financial instruments issued by the Group.

The expected return on plan assets at 31 December is based upon the weighted average of the following assumed returns on the major classes of plan assets:

	All schemes
	2010	2009	2008
Equities	7.7%	7.1%	7.6%
Index-linked bonds	4.2%	0.0%	3.9%
Government fixed interest bonds	3.8%	4.0%	4.3%
Corporate and other bonds	5.5%	4.7%	4.3%
Property	6.7%	5.9%	6.3%
Cash and other assets	7.7%	1.5%	4.9%

Reconciliation to balance sheet:	2010 €m	2009 €m	2008 €m
Present value of defined benefit obligations	1,240	10,566	10,095
Fair value of plan assets	(1,247)	(10,211)	(9,489)
Present value of net (assets)/obligations	(7)	355	606

Unrecognised past service cost	7	(18)	(1)
Unrecognised actuarial (losses)/gains	(35)	(397)	(508)
Net liability/(asset) for defined benefit obligations	(35)	(60)	97

Pension assets (included in Prepayments, accrued income and other assets, Note 18)	(110)	(214)	(70)
Provision for pension commitments	75	154	167
	(35)	(60)	97

Notes on the accounts continued	Financial Statements

4 Pension costs continued

	All schemes
	Fair value of plan assets	Present value of defined benefit obligations	Net pension deficit/(surplus)
Changes in value of net pension deficit/(surplus)	€m	€m	€m
At 1 January 2009	9,489	10,095	606
Transfers to disposal groups	2	(13)	(15)
Reclassification to discontinued operations	-	16	16
Currency translation and other adjustments	(14)	(67)	(53)
Expected return	447	-	(447)
Interest cost	-	524	524
Current service cost	-	209	209
Gains on curtailments	(11)	(22)	(11)
Actuarial gains and losses	203	180	(23)
Contributions by employer	439	-	(439)
Contributions by plan participants	4	5	1
Benefits paid	(348)	(361)	(13)
At 1 January 2010	10,211	10,566	355
Transfers to disposal groups	(9,109)	(9,454)	(345)
Currency translation and other adjustments	(8)	10	18
Expected return	65	-	(65)
Interest cost	-	70	70
Current service cost	-	46	46
Gains on curtailments	-	-	-
Actuarial gains and losses	6	40	34
Contributions by employer	116	-	(116)
Contributions by plan participants	2	2	-
Benefits paid	(36)	(40)	(4)
At 31 December 2010	1,247	1,240	(7)

Net pension deficit/(surplus) comprises:	2010 €m	2009 €m	2008 €m
Net assets of schemes in surplus	(71)	(43)	(36)
Net liabilities of schemes in deficit	64	398	642
	(7)	355	606
Amounts recognised in the income statement:	2010 €m	2009 €m	2008 €m
Interest cost	70	524	534
Current service cost	46	209	226
Expected return on plan assets	(65)	(447)	(580)
Net amortisation of net actuarial (gains)/losses	14	4	(15)
Net amortisation of past service costs	(18)	13	7
(Gain)/loss on curtailment or settlements	66	(15)	6
Defined benefit plans	113	288	178
Defined contribution plans	31	33	72
Healthcare contributions	1	3	2
Total costs	145	324	252

The Group expects to contribute €88 million to its defined benefit pension schemes in 2011. Of the net liabilities of schemes in deficit, €64 million (2010 – €65 million; 2009 – €42 million) relates to unfunded schemes.

The most recent funding valuation of the main UK scheme, at 31 December 2007, showed a deficit of assets over liabilities of €140 million. The next valuation was due as at 31 December 2010 and is currently under consideration.

Notes on the accounts continued	Financial Statements

4 Pension costs continued

	All schemes
History of defined benefit schemes	2010 €m	2009 €m	2008 €m	2007 €m	2006 €m
Fair value of plan assets	1,247	10,211	9,489	9,969	11,149
Present value of defined benefit obligations	1,240	10,566	10,095	9,742	12,301
Net (deficit)/surplus	7	(355)	(606)	227	(1,152)

Experience gains/(losses) on plan liabilities	(46)	212	81	212	81
Experience gains/(losses) on plan assets	6	203	(909)	(288)	150
Actual return/(loss) on pension schemes assets	71	649	(303)	332	782
Actual return/(loss) on pension schemes assets – %	6.2%	6.8%	(3.0% )	3.0%	7.7%

The table below sets out the sensitivities of the pension cost for the year and the present value of defined benefit obligations at the balance sheet dates to a change in the principal actuarial assumptions:

	All schemes
	Increase/(decrease)
	in pension cost for year			in obligation at 31 December
	2010	2009	2008	2010	2009	2008
	€m	€m	€m	€m	€m	€m
0.25% increase in the discount rate	(2)	82	(11)	(45)	(1,626)	(391)
0.25% increase in inflation	2	127	34	32	773	409
0.25% additional rate of increase in pensions in payment	1	97	5	21	(1,109)	85
0.25% additional rate of increase in deferred pensions	2	100	7	23	(1,068)	130
0.25% additional rate of increase in salaries	1	95	3	3	(1,187)	21
Longevity increase of 1 year	2	111	19	19	(938)	274

5 Auditors' remuneration
Amounts paid to the Group's auditors for statutory audit and other services are set out below. All audit related and other services are approved by the Group Audit & Risk Committee. The Committee recognise that for certain assignments the auditors are best placed to perform the work economically; for other work the Group selects the supplier best placed to meet its requirements; the Group's auditors are free to tender for such work in competition with other firms.

	2010	2009
	€m	€m
Fees for the audit of the Group's annual accounts	13.2	24.0
Audit Related Fees	0.9	1.6
Total audit and audit related services	14.1	25.6

Fees to the auditors and their associates for other services
– Services relating to taxation	0.6	0.8
– All other Fees	1.6	3.0
Total other services	2.2	3.8
Total	16.3	29.4

Deloitte Accountants B.V. provided audit services to the amount of € 6.4 million in 2010 (2009 – 12.2 million).  The remaining amounts relate to services provided by other Deloitte Member Firms.

Notes on the accounts continued	Financial Statements

6 Tax

	2010	2009	2008
	€m	€m	€m
Current tax:
(Credit)/charge for the year	(27)	123	563
Under/(over) provision in respect of prior periods	23	5	29
	(4)	128	592
Deferred tax:
Charge/(credit) for the year	482	(595)	(3,374)
(Over)/under provision in respect of prior periods	(176)	2	46
Tax charge/(credit) for the year	302	(465)	(2,736)

The actual tax (credit)/charge differs from the expected tax (credit)/charge computed by applying the statutory tax rate of the Netherlands of 25% (2009: 25.5%; 2008: 25.5%) as follows:

	2010	2009	2008
	€m	€m	€m
Expected tax (credit)/charge	108	(1,236)	(4,106)
Other non-deductible items	48	(63)	(30)
Non-taxable items:	55	43	(23)
Foreign profits taxed at other rates	14	(43)	232
Reduction in deferred tax asset following change in the rate of UK corporation tax (1)	147	-	-
Losses in year not recognised	47	737	1,398
Losses brought forward and utilised	(22)	-	-
Adjustments in respect of prior years (2)	(153)	7	75
Other	58	90	(282)
Actual tax (credit)/charge	302	(465)	(2,736)

Notes
(1) In the Budget on 22 June 2010, the UK Government proposed, amongst other things, to reduce Corporation Tax rates in four annual decrements of 1% with effect from 1 April 2011.  The first decrement was enacted in the Finance (No 2) Act 2010 as a consequence the closing deferred tax assets and liabilities have been recognised at an effective rate of 27%.   An additional 1% decrement, also effective from 1 April 2011, was announced by the UK Government in the Budget on 23 March 2011. Each 1% decrement is estimated as giving rise to an additional tax charge of approximately €140m.
(2) The 2010 prior period tax adjustments principally relate to the release of tax provisions on investment disposals and adjustments to reflect submitted tax computations in the Netherlands and overseas

The effective tax rate for the year was 71.0% (2009 – 9.6%; 2008 – 16.9%).

7 Dividends
During the year, dividends of €15,534 million were distributed to the shareholders of RBS Holdings, reducing the share premium account and other reserves by €10,671 million and €4,863 million respectively. On 5 February 2010 the Group made a dividend distribution of €7.5 billion to RFS Holdings, for the benefit of Santander. Immediately before legal separation on 1 April 2010 the Group made a further dividend distribution of €1.5 billion for the benefit of Santander, and then again for the benefit of Santander, on 30 June 2010 a dividend of €15 million was paid. As part of the sale of the new ABN AMRO Bank N.V. on 1 April 2010, the Group made a €6.5 billion dividend distribution to RFS Holdings, for the benefit of the Dutch State.  The gain on sale for the Dutch State acquired businesses was included within this distribution, see note 19. After these distributions, the indirect interest of Santander has decreased to its share in the remaining Shared Assets.  The Dutch State interest in the Group comprises its share in the remaining Shared Assets as well as some assets and liabilities which could not be transferred to the new ABN AMRO Bank before legal separation.

Notes on the accounts continued	Financial Statements

8 Financial instruments - classification
The following tables analyse the Group's financial assets and financial liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown separately.

	Held-for - trading	Designated as at fair value through profit or loss	Hedging derivatives	Available-for- sale	Financial instruments (amortised cost)	Non financial & other assets/liabilities	Total
2010	€m	€m	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	-	-	-	-	8,323	-	8,323
Loans and advances to banks (1)	111	-	-	-	26,594	-	26,705
Loans and advances to customers (2)	285	10	-	-	44,201	-	44,496
Debt securities (3)	8,811	304	-	42,882	263	-	52,260
Equity shares	21,725	601	-	308	-	-	22,634
Settlement balances	-	-	-	-	3,573	-	3,573
Derivatives	27,632	-	640	-	-	-	28,272
Intangible assets	-	-	-	-	-	199	199
Property, plant and equipment	-	-	-	-	-	283	283
Deferred taxation	-	-	-	-	-	5,439	5,439
Prepayments, accrued income and other assets	-	-	-	-	-	5,389	5,389
Assets of disposal groups	-	-	-	-	-	2,809	2,809
	58,564	915	640	43,190	82,954	14,119	200,382

Liabilities
Deposits by banks (4)	92	-	-	-	31,893	-	31,985
Customer accounts (5)	2,212	-	-	-	52,693	-	54,905
Debt securities in issue (6, 7)	5	37,663	-	-	15,743	-	53,411
Settlement balances and short positions	2,306	-	-	-	2,896	-	5,202
Derivatives	32,839	-	2,834	-	-	-	35,673
Accruals, deferred income and other liabilities	-	-	-	-	-	5,213	5,213
Retirement benefit liabilities	-	-	-	-	-	75	75
Deferred taxation	-	-	-	-	-	195	195
Subordinated liabilities	-	767	-	-	6,127	-	6,894
Liabilities of disposal groups	-	-	-	-	-	1,857	1,857
	37,454	38,430	2,834	-	109,352	7,340	195,410

Equity							4,972
							200,382

For notes relating to this table refer to page 122.

Notes on the accounts continued	Financial Statements

8 Financial instruments - classification continued

	Held-for - trading	Designated as at fair value through profit or loss	Hedging derivatives	Available-for- sale	Financial instruments (amortised cost)	Non financial & other assets/liabilities	Total
2009	€m	€m	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	-	-	-	-	28,382	-	28,382
Loans and advances to banks (1)	-	-	-	-	37,719	-	37,719
Loans and advances to customers (2)	1,732	706	-	-	217,520	-	219,958
Debt securities (3)	9,849	625	-	74,163	163	-	84,800
Equity shares	15,865	566	-	805	-	-	17,236
Settlement balances	-	-	-	-	3,398	-	3,398
Derivatives	56,255	-	1,137	-	-	-	57,392
Intangible assets	-	-	-	-	-	645	645
Property, plant and equipment	-	-	-	-	-	1,961	1,961
Deferred taxation	-	-	-	-	-	5,428	5,428
Prepayments, accrued income and other assets	-	-	-	-	-	7,537	7,537
Assets of disposal groups	-	-	-	-	-	4,889	4,889
	83,701	1,897	1,137	74,968	287,182	20,460	469,345

Liabilities
Deposits by banks (4)	-	-	-	-	44,948	-	44,948
Customer accounts (5)	154	4,537	-	-	196,407	-	201,098
Debt securities in issue (6, 7)	-	40,535	-	-	55,756	-	96,291
Settlement balances and short positions	4,493	-	-	-	3,010	-	7,503
Derivatives	59,122	-	3,837	-	-	-	62,959
Accruals, deferred income and other liabilities	-	-	-	-	-	13,675	13,675
Retirement benefit liabilities	-	-	-	-	-	154	154
Deferred taxation	-	-	-	-	-	241	241
Subordinated liabilities	-	711	-	-	13,955	-	14,666
Liabilities of disposal groups	-	-	-	-	-	8,894	8,894
	63,769	45,783	3,837	-	314,076	22,964	450,429

Equity							18,916
							469,345

For notes relating to this table refer to page 122.

Notes on the accounts continued	Financial Statements

8 Financial instruments - classification continued

	Held-for - trading	Designated as at fair value through profit or loss	Hedging derivatives	Available-for- sale	Financial instruments (amortised cost)	Non financial & other assets/liabilities	Total
2008	€m	€m	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	-	-	-	-	5,854	-	5,854
Loans and advances to banks (1)	-	-	-	-	71,490	-	71,490
Loans and advances to customers (2)	1,655	391	-	-	270,464	-	272,510
Debt securities (3)	20,114	632	-	66,080	222	-	87,048
Equity shares	17,243	660	-	838	-	-	18,741
Settlement balances	-	-	-	-	7,667	-	7,667
Derivatives	182,684	-	2,525	-	-	-	185,209
Intangible assets	-	-	-	-	-	924	924
Property, plant and equipment	-	-	-	-	-	2,035	2,035
Deferred taxation	-	-	-	-	-	4,517	4,517
Prepayments, accrued income and other assets	-	-	-	-	-	9,239	9,239
Assets of disposal groups	-	-	-	-	-	1,583	1,583
	221,696	1,683	2,525	66,918	355,697	18,298	666,817

Liabilities
Deposits by banks (4)	-	-	-	-	93,830	-	93,830
Customer accounts (5)	1	3,920	-	-	208,472	-	212,393
Debt securities in issue (6, 7)	-	36,928	-	-	75,296	-	112,224
Settlement balances and short positions	5,613	-	-	-	3,371	-	8,984
Derivatives	189,183	-	4,729	-	-	-	193,912
Accruals, deferred income and other liabilities	-	-	-	-	-	13,370	13,370
Retirement benefit liabilities	-	-	-	-	-	167	167
Deferred taxation	-	-	-	-	-	249	249
Subordinated liabilities	-	874	-	-	12,827	-	13,701
Liabilities of disposal groups	-	-	-	-	-	864	864
	194,797	41,722	4,729	-	393,796	14,650	649,694

Equity							17,123
							666,817

For notes relating to this table refer to page 122.

Notes on the accounts continued	Financial Statements

8 Financial instruments - classification continued

Amounts included in the consolidated income statement:

	2010 €m	2009 €m	2008 €m
(Losses)/gains on financial assets/liabilities designated as at fair value through profit or loss	(349)	(18)	(886)
Gains/(losses) on disposal or settlement of loans and receivables	206	(610)	(428)

Notes:
(1)	Includes reverse repurchase agreements of €4,272 million (2009 – €6,376 million; 2008 – €35,298million).
(2)	Includes reverse repurchase agreements of €3,888 million (2009 – €9,246 million; 2008 – €11,868 million).
(3)	Includes treasury bills, similar securities and other eligible bills of €3,377million (2009 – €46,734 million; 2008 – €34,206 million).
(4)	Includes repurchase agreements of €4,807 million (2009 – €4,220 million; 2008 – €25,709 million).
(5)	Includes repurchase agreements of €5,019 million (2009 – €2,710 million; 2008 – €4,236 million).
(6)
Comprises bonds and medium term notes of €44,686 million (2009 – €75,112 million; 2008 – €77,347 million) and certificates of deposit and other commercial paper of €8,725million (2009 – €21,179 million; (2008 – €34,876million).

(7)
€250 million (2009 – €173 million; 2008 – €482  million) has been recognised in profit or loss for changes in credit risk associated with debt securities in issue designated as at fair value through profit or loss measured as the change in fair value from movements in the period in the credit risk premium payable by the Group.

9 Financial instruments - valuation
Valuation of financial instruments carried at fair value
Control environment
The Group's control environment for the determination of the fair value of financial instruments includes formalised protocols for the review and validation of fair values independent from the businesses entering into the transactions. There are specific controls to ensure consistent pricing policies and procedures, incorporating disciplined price verification. The Group ensures that appropriate attention is given to bespoke transactions, structured products, illiquid products and other instruments which are difficult to price.

A key element of the control environment is the independent price verification ('IPV') process. Valuations are first performed by the business which entered into the transaction. Such valuations may be directly from available prices, or may be derived using a model and variable model inputs. These valuations are reviewed, and if necessary amended, by a team, independent of those trading the financial instruments, in the light of available pricing evidence.

All IPV variances are classified as either “hard” or “soft”. A variance is “hard” where the independent information represents tradable or liquid prices and “soft” where it does not. Adjustments are required for all hard variances but the requirement for an adjustment of soft variances is asymmetric with adjustment required for aggressive variances in all cases, but with conservative variances not requiring adjustment as a matter of course.

Monthly meetings are held between the business and the support functions to discuss the results of the IPV and reserves process in detail.

IPV is performed at a frequency to match the availability of independent data. For liquid instruments IPV is performed daily. The minimum frequency of review in the Group is monthly for exposures in the regulatory trading book, and six monthly for exposures in the regulatory banking book. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds. The Global Pricing Unit (GPU) of RBS Group determines IPV policy, monitors adherence to that policy, and performs additional independent reviews on highly subjective valuation issues for GBM and Non-Core.

Valuation models are subject to a review process which requires different levels of model documentation, testing and review, depending on the complexity of the model and the size of the Group's exposure. A key element of the control environment over model use is a modelled product review committee, made up of valuations experts from several functions within RBS Group. This committee sets the policy for model documentation, testing and review, and prioritises models with significant exposure for review by RBS Group's Quantitative Research Centre (QuaRC). Potential valuation uncertainty is a key input in determining model review priorities at these meetings. The QuaRC team within RBS Group Risk, which is independent of the trading businesses, assesses the appropriateness of the application of the model to the product, the mathematical robustness of the model, and (where appropriate), considers alternative modelling approaches.

Senior management valuation control committees meet formally on a monthly basis to discuss independent pricing, reserving and valuation issues relating to both GBM and Non-Core exposures. All material methodology changes require review and ratification by this committee. The committee includes valuation specialists representing several independent review functions including market risk, the quantitative research centre and finance.

The Group Executive Valuation Committee of RBS Group discusses the issues escalated by the modelled product review committee, GBM and Non-Core senior management valuations control committee and other relevant issues. The committee covers key material and subjective valuation issues within the trading business. The committee will provide ratification to the appropriateness of areas with very high residual valuation uncertainty. Committee membership includes the

Notes on the accounts continued	Financial Statements

9 Financial instruments - valuation continued
following functions from within RBS Group, the Group Finance Director, the Group Chief Accountant, Global Head of Market and Insurance Risk, GBM Chief Financial Officer and Non-Core Chief Financial Officer, and representation from front office trading and finance.

Valuation issues, adjustments and reserves are reported to the Risk and Audit Committees. Key judgmental issues are described in reports submitted to these Audit Committees. The Audit Committee also consider reports from external agents on subjective issues.

New Products
RBS Group has formal review procedures to ensure that new products, asset classes and risk types are appropriately reviewed to ensure, amongst other things that valuation is appropriate. Group operational Risk within RBS Group owns the RBS Group New Product Approval Process, the scope of which includes new business, markets, models, risks and structures.

Valuation hierarchy
There is a process to review and control the classification of financial instruments into the three level hierarchy established by IFRS 7. Some instruments may not easily fall into a level of the fair value hierarchy per IFRS 7 (see pages 126 to 128) and judgement may be required as to which level the instrument is classified.

Initial classification of a financial instrument is carried out by the Business Unit Control (BUC) team following the principles in IFRS. BUC base their judgment on information gathered during IPV process for instruments which include the sourcing of independent prices and model inputs. The quality and completeness of the information gathered in the IPV process gives and indication as to the liquidity and valuation uncertainty of an instrument.

These initial classifications are challenged by GPU and are subject to further review by local CFO, and the Group CFO. Particular attention is paid during the review processes upon instruments crossing from one level to another, new instrument classes or products, instruments that are generating significant profit and loss and instruments where valuation uncertainty is high.

Valuation techniques
The Group derives fair valuation of its instruments differently depending on whether the instrument is a modelled or non-modelled product.

Non-modelled products
Non-modelled products are valued directly from a price input and are typically valued on a position by position basis and include cash, equities and most debt securities.

Modelled products
Modelled products are those that are valued using a pricing model and range in complexity from comparatively vanilla products such as interest rate swaps and options (e.g. interest rate caps and floors) through to more complex derivatives. The valuation of modelled products requires an appropriate model and inputs into this model. Sometimes models are also used to derive inputs (e.g. to construct volatility surfaces). The Group uses a number of modelling methodologies.

Inputs to valuation models
Values between and beyond available data points are obtained by interpolation and extrapolation. When utilising valuation techniques, the fair value can be significantly affected by the choice of valuation model and by underlying assumptions concerning factors such as the amounts and timing of cash flows, discount rates and credit risk. The principal inputs to these valuation techniques are as follows:

•	Bond prices - quoted prices are generally available for government bonds, certain corporate securities and some mortgage-related products.

•
Credit spreads - where available, these are derived from prices of credit default swaps or other credit based instruments, such as debt securities. For others, credit spreads are obtained from pricing services.

•	Interest rates - these are principally benchmark interest rates such as the London Interbank Offered Rate (LIBOR) and quoted interest rates in the swap, bond and futures markets.

•	Foreign currency exchange rates - there are observable markets both for spot and forward contracts and futures in the world's major currencies.

•	Equity and equity index prices - quoted prices are generally readily available for equity shares listed on the world's major stock exchanges and for major indices on such shares.

•	Commodity prices - many commodities are actively traded in spot and forward contracts and futures on exchanges in London, New York and other commercial centres.

•
Price volatilities and correlations - volatility is a measure of the tendency of a price to change with time. Correlation measures the degree to which two or more prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Volatility is a key input in valuing options and the valuation of certain products such as derivatives with more than one underlying variable that are correlation-dependent. Volatility and correlation values are obtained from broker quotations, pricing services or derived from option prices.

•
Prepayment rates - the fair value of a financial instrument that can be prepaid by the issuer or borrower differs from that of an instrument that cannot be prepaid. In valuing prepayable instruments that are not quoted in active markets, the Group considers the value of the prepayment option.

•
Counterparty credit spreads - adjustments are made to market prices (or parameters) when the creditworthiness of the counterparty differs from that of the assumed counterparty in the market price (or parameters).

•
Recovery rates/loss given default - these are used as an input to valuation models and reserves for ABS and other credit products as an indicator of severity of losses on default. Recovery rates are primarily sourced from market data providers or inferred from observable credit spreads.

Notes on the accounts continued	Financial Statements

9 Financial instruments - valuation continued
The Group may use consensus prices for the source of pricing for some assets. The consensus service encompasses the equity, interest rate, currency, commodity, credit, property, fund and bond markets, providing comprehensive matrices of vanilla prices and a wide selection of exotic products. GBM and Non-Core contributes to consensus pricing services where there is a significant interest either from a positional point of view or to test models for future business use.  Data sourced from consensus pricing services is used for a combination of control processes including direct price testing, evidence of observability and model testing. In practice this means that the Group submits prices for all material positions for which a service is available.

In order to determine a reliable fair value, where appropriate, management applies valuation adjustments to the pricing information gathered from the above sources. These adjustments reflect the Group's assessment of factors that market participants would consider in setting a price, to the extent that these factors are not reflected in that pricing information. Furthermore, on an ongoing basis, the Group assesses the appropriateness of any model used. To the extent that the price provided by internal models does not represent the fair value of the instrument, for instance in highly stressed market conditions, the Group makes adjustments to the model valuation to calibrate to other available pricing sources. Where unobservable inputs are used, the Group may determine a range of possible valuations derived from differing stress scenarios to determine the sensitivity associated with the valuation. When establishing the fair value of a financial instrument using a valuation technique, the Group considers certain adjustments to the modelled price which market participants would make when pricing that instrument. Such adjustments include the credit quality of the counterparty and adjustments to compensate for any known model limitation.

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk.

The table below shows the valuation reserves and adjustments:

	2010 €m	2009 €m	2008 €m
Credit valuation adjustments (CVA):
Monoline insurers	1,905	2,107	2,822
Credit derivative product companies	-	4	591
Other counterparties	122	211	679
	2,027	2,322	4,092
Bid-offer and liquidity reserves	221	318	745
	2,248	2,640	4,837

Credit valuation adjustments
Credit valuation adjustments represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures. The Group makes such credit adjustments to derivative exposures it has to counterparties, as well as debit valuation adjustments to liabilities issued by the Group.

Bid-offer and liquidity reserves
Fair value positions are adjusted to bid (for assets) or offer (for liabilities) levels, by marking individual cash based positions directly to bid or offer or by taking bid-offer reserves calculated on a portfolio basis for derivatives.

The bid-offer approach is based on current market spreads and standard market bucketing of risk. Risk data is used as the primary source of information within bid-offer calculations and is aggregated when it is more granular than market standard buckets.

Bid-offer adjustments for each risk factor are determined by aggregating similar risk exposures arising on different products. Additional basis bid/offer reserves are taken where these are charged in the market. Risk associated with non identical underlying exposures is not netted down unless there is evidence that the cost of closing the combined risk exposure is less than the cost of closing on an individual basis. For example: interest rate delta bid-offer methodology (when viewed in isolation) allows aggregation of risk across different tenor bases. Tenor basis bid-offer reserves are then applied to compensate for the netting within the (original) delta bid-offer calculation.

Bid-offer spreads vary by maturity and risk type to reflect different spreads in the market. For positions where there is no observable quote, the bid-offer spreads are widened in comparison to proxies to reflect reduced liquidity or observability. Bid-offer methodologies also incorporate liquidity triggers whereby wider spreads are applied to risks above pre-defined thresholds.

Netting is applied across risk buckets where there is market evidence to support this. For example calendar netting and cross strike netting effects are taken into account where such trades occur regularly within the market. Netting will also apply where long and short risk in two different risk buckets can be closed out in a single market transaction at less cost than via two separate transactions (closing out the individual bucketed risk in isolation).

Vanilla risk on exotic products is typically reserved as part of the overall portfolio based calculation e.g. delta and vega risk is included within the delta and vega bid-offer calculations. Aggregation of risk arising from different models is in line with the Group's risk management practices; the model review control process considers the appropriateness of model selection in this respect.

Notes on the accounts continued	Financial Statements

9 Financial instruments - valuation continued
Product related risks such as correlation risk attract specific bid to offer reserves. Additional reserves are provided for exotic products to ensure overall reserves match market close-out costs. These market close-out costs inherently incorporate risk decay and cross-effects which are unlikely to be adequately reflected in the static hedge based on vanilla instruments.

Where there is limited bid-offer information for a product a conservative approach is taken, taking into account pricing approach and risk management strategy.

Derivative discounting
The market convention for some derivative products has moved to pricing collateralised derivatives using the overnight indexed swap (OIS) curve, which reflects the interest rate typically paid on cash collateral. In order to reflect observed market practice the Group’s valuation approach for the substantial portion of its collateralised derivatives was amended to use OIS.  Previously the Group had discounted these collateralised derivatives based on LIBOR. The rate for discounting of uncollateralised derivatives was also changed in line with observable market pricing.

Amounts deferred on initial recognition
On initial recognition of financial assets and liabilities valued using valuation techniques incorporating information other than observable market data, any difference between the transaction price and that derived from the valuation technique is deferred. Such amounts are recognised in profit or loss over the life of the transaction; when market data become observable; or when the transaction matures or is closed out as appropriate. At 31 December 2010, net gains of €10 million (2009 – €49 million; 2008 – €124 million) were carried forward in the balance sheet. There were no material gains deferred during the year (2009 – €18 million; 2008 – €107 million) and €39 million (2009 – €93 million; 2008 – €174 million) was recognised in the income statement.

Own credit
The Group takes into account the effect of its own credit standing when valuing financial liabilities recorded at fair value, in accordance with IFRS. The categories of financial liabilities on which own credit spread adjustments are made are issued debt held at fair value, including issued structured notes, and derivatives. An own credit adjustment is applied to positions where it is believed that counterparties would consider the Group's creditworthiness when pricing trades.

For issued debt and structured notes, this adjustment is based on independent quotes from market participants for the debt issuance spreads above average inter-bank rates, (at a range of tenors) which the market would demand when purchasing new senior or sub-debt issuances from the Group. Where necessary, these quotes are interpolated using a curve shape derived from credit default swap prices.

The fair value of the Group's derivative financial liabilities has also been adjusted to reflect the Group's own credit risk. The adjustment takes into account collateral posted by the Group and the effects of master netting agreements.

The own credit adjustment does not alter cash flows, is not used for performance management and is disregarded for regulatory capital reporting processes.

The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by conversion of underlying currency balances at spot rates for each period whereas the income statement includes intra-period foreign exchange sell-offs.

The effect of change in credit spreads could be reversed in future periods provided the liability is not repaid at a premium or a discount.

The table below shows own credit adjustments on own liabilities.

	Debt securities in issue
	Designated as at fair value through profit or loss	Derivatives (1)	Total
Cumulative own credit adjustment	€m	€m	€m
2010	(1,449)	(104)	(1,553)
2009	(1,171)	(58)	(1,229)
2008	(951)	(75)	(1,026)

Book values of underlying liabilities	€bn	€bn	€bn
2010	38	35	73
2009	41	63	104
2008	37	194	231

Notes on the accounts continued	Financial Statements

9 Financial instruments - valuation continued
Valuation hierarchy
The tables below show the financial instruments carried at fair value by hierarchy - level 1, level 2 and level 3.

	2010				2009				2008
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
	€bn	€bn	€bn	€bn	€bn	€bn	€bn	€bn	€bn	€€bn	€bn	€bn
Assets
Loans and advances:
- banks	0.1	-	0.1	-	-	-	-	-	-	-	-	-
- customers	0.3	-	0.1	0.2	2.4	-	1.8	0.6	2.0	-	2.0	-
Debt securities	-	-	-	-	-	-	-	-	-	-	-	-
Government	27.2	17.5	9.7	-	49.2	31.7	17.5	-	40.7	4.9	35.8	-
RMBS	16.0	-	16.0	-	22.0	-	22.0	0.0	23.3	-	23.2	0.1
CMBS	-	-	-	-	-	-	-	-	0.6	-	0.4	0.2
CDOs	-	-	-	-	0.2	-	0.2	-	4.0	-	3.3	0.7
CLOs	0.1	-	0.1	-	-	-	-	-	0.6	-	0.5	0.1
Other ABS	2.2	-	2.2	-	2.6	-	2.5	0.1	3.7	-	3.7	-
Corporate	3.0	-	2.4	0.6	3.8	-	3.7	0.1	4.6	0.9	3.7	-
Other(3)	3.5	0.1	2.9	0.5	6.9	0.2	6.7	0.0	9.4	1.4	8.0	-
	52.0	17.6	33.3	1.1	84.7	31.9	52.6	0.2	86.9	7.2	78.6	1.1
Equity shares	22.6	20.4	1.7	0.5	17.2	12.2	4.3	0.7	18.7	9.5	8.6	0.6
Derivatives	-	-	-	-					-	-	-	-
Foreign exchange	7.8	0.2	7.6	-	14.7	2.6	12.1	0.0	33.6	2.2	31.4	-
Interest rate	12.6	-	12.5	0.1	31.7	-	31.6	0.1	97.2	0.1	96.8	0.3
Equities	6.3	0.1	5.9	0.3	6.8	0.5	6.0	0.3	8.0	0.5	7.5	-
Commodities	-	-	-	-	0.5	-	0.5	-	1.5	-	1.5	-
Credit	1.6	-	1.4	0.2	3.7	-	2.9	0.8	44.9	-	41.2	3.7
	28.3	0.3	27.4	0.6	57.4	3.1	53.1	1.2	185.2	2.8	178.4	4.0
Total assets	103.3	38.3	62.6	2.4	161.7	47.2	111.8	2.7	292.8	19.5	267.6	5.7
	-	-	-	-	-	-	-	-
Liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Deposits:	-	-	-	-	-	-	-	-	-	-	-	-
- banks	0.1	-	0.1	-	-	-	-	-	-	-	-	-
- customers	2.2	-	2.2	-	4.7	0.7	4.0	-	3.9	-	3.9	-
Debt securities in issue	37.7	-	35.4	2.3	40.5	-	38.5	2.0	36.9	-	33.2	3.7
Short positions	2.3	1.8	0.5	-	4.5	3.1	1.4	0.0	5.6	3.6	2.0	-
Derivatives	-	-	-	-	-	-	-	-	-	-	-	-
Foreign exchange	7.2	0.2	7.0	-	13.1	2.6	10.5	-	33.1	2.2	30.9	-
Interest rate	13.9	-	13.7	0.2	34.6	-	34.4	0.2	104.1	-	104.0	0.1
Equities	10.2	0.1	9.4	0.7	8.5	1.1	7.1	0.3	10.4	0.9	9.3	0.2
Commodities	-	-	-	-	0.5	-	0.4	0.1	1.3	-	1.3	-
Credit	4.4	-	4.3	0.1	6.3	-	6.1	0.2	45.0	-	44.0	1.0
	35.7	0.3	34.4	1.0	63.0	3.7	58.5	0.8	193.9	3.1	189.5	1.3
Subordinated liabilities	0.8	-	0.8	-	0.7	-	0.7	-	0.9	-	0.9	-
Total liabilities	78.8	2.1	73.4	3.3	113.4	7.5	103.1	2.8	241.2	6.7	229.5	5.0
For notes relating to this table refer to page 128.

Key Points
•
Level 1 assets represented 37.0% (2009 - €47.2 billion and 29.2%) of total assets carried at fair value.  The decrease in debt securities is largely a result of the sale of the Dutch State acquired businesses in 2010.

•
Level 2 assets represented 60.6% (2009 - €111.8 billion and 69.2%) of total assets carried at fair value. Included within debt securities are €9.7 billion (2009 – €16.8 billion) investment grade non-G10 government securities which are not considered to be traded in an active market. All of the RMBS, CLOs and Other ABS in level 2 have ratings above BBB+.

•
Level 3 assets of €2.4 billion representing 2.4% (2009 – €2.7 billion and 1.6%) of total assets carried at fair value show a decrease of € 0.3 billion due to migration of all emerging markets business books to RBS plc during October 2010. Level 3 liabilities increased to €3.3 billion, mainly reflecting new issuances of debt securities during the year.

Notes on the accounts continued	Financial Statements

9 Financial instruments - valuation continued

		2010			2009
			Sensitivity(2)			Sensitivity(2)
		Balance	Favourable	Unfavourable	Balance	Favourable	Unfavourable
	Assumptions	€m	€m	€m	€m	€m	€m
Assets
Loans and advances - customers	Proprietary model: credit spreads, indices	242	-	-	575	51	(29)

Debt securities	Proprietary model: credit spreads, indices	1,055	52	(57)	148	28	(7)

Equity shares	Valuation statements: fund valuation	494	68	(48)	728	178	(122)

Derivatives
Credit	Proprietary CVA model, industry option and correlation models: counterparty credit risk, correlation, volatility	211	23	(21)	813	39	(39)
Other		421	25	(13)	401	35	(34)

Balance at 31 December 2010		2,423	168	(139)	2,665	331	(231)

Total assets at December 2008					5,685	786	1,061

Liabilities
Due to customers	Proprietary model: credit spreads, indices	26	2	(1)	-	-	-

Debt securities in issue	Proprietary model: volatility, correlation	2,284	87	(64)	1,969	13	(53)

Short positions	Proprietary model: credit spreads, correlation	4	1	(1)	24	2	(3)

Derivatives
Credit	Proprietary CVA model, industry option and correlation models: counterparty credit risk, correlation, volatility	91	8	(7)	279	52	(39)
Other		911	25	(37)	502	105	(28)

Balance at 31 December 2010		3,316	123	(110)	2,774	172	(123)

Total liabilities at December 2008					5,029	326	365

Notes:
(1)
Level 1: valued using unadjusted quoted prices in active markets, for identical financial instruments. Examples include G10 government securities and other government securities, listedequity shares, certain exchange-traded derivatives and certain US agency securities.

Level 2: valued using techniques based significantly on observable market data. Instruments in this category are valued using:
(a)           quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or
(b)           valuation techniques where all the inputs that have a significant effect on the valuations are directly or indirectly based on observable market data.

The type of instruments that trade in markets that are not considered to be active, but are based on quoted market prices, banker dealer quotations, or alternative pricing sources withreasonable levels of price transparency and those instruments valued using techniques including non-G10 government agency securities, investment-grade corporate bonds, certain mortgage products, most bank and bridge loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most physical commodities, investment contracts issued by the Group's life assurance businesses and certain money market securities and loan commitments and most OTC derivatives.

Level 3: Instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not basedon observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, the Group determines a reasonable level for the input. Financial instruments primarily include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, unlisted equity shares, certain residual interests in securitisations, super senior tranches of high grade and mezzanine CDOs, other mortgage-based products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(2)
Sensitivity represents the favourable and unfavourable effect respectively on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs to the Group's valuation techniques or models. Totals for sensitivities are not indicative of the total potential effect on the income statement or the statement of comprehensive income.

(3)	Primarily includes debt securities issued by banks and building societies.

Notes on the accounts continued	Financial Statements

9 Financial instruments - valuation continued
Amounts classified as available-for-sale comprise:

	Total	Level 1	Level 2	Level 3	Level 3 sensitivity (2)
	€m	€m	€m	€m	€m	€m
2010
Debt securities	42,882	17,509	25,321	52	50	55
Equity shares	308	55	113	140	133	155
	43,190	17,564	25,434	192	183	210

2009
Debt securities	74,163	31,158	42,952	53	53	(53)
Equity shares	805	282	371	152	162	(143)
	74,968	31,440	43,323	205	215	(196)

2008
Debt securities	66,080	4,549	61,514	17	17	-
Equity shares	838	192	547	99	101	(98)
	66,918	4,741	62,061	116	118	(98)

Notes:
(1)
Level 1: valued using unadjusted quoted prices in active markets, examples include G10 government securities and other government securities, listed equity shares, certain exchange-traded derivatives and certain US agency securities.

Level 2: includes  non-G10 government agency securities, investment-grade corporate bonds, certain mortgage products, most bank and bridge loans, repos and reverse repos, less liquidlisted equities, state and municipal obligations, most physical commodities, investment contracts issued by the Group's life assurance businesses and certain money market securities and loan commitments and most OTC derivatives.
Level 3: includes cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, unlisted equity shares, certain residual interests in securitisations, supersenior tranches of high grade and mezzanine CDOs, other mortgage-based products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.
(2)
Sensitivity represents the reasonably possible favourable and unfavourable effect respectively on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs to the Group's valuation techniques or models. Totals for sensitivities are not indicative of the total potential effect on the income statement or the statement of comprehensive income.

Judgmental issues
The diverse range of products traded by the Group results in a wide range of instruments that are classified into the three level hierarchy. Whilst the majority of these instruments naturally fall into a particular level, for some products an element of judgment is required. The majority of the Group’s financial instruments carried at fair value are classified as level 2: inputs are observable either directly (i.e. as a price) or indirectly (i.e. derived from prices).

Active and inactive markets
A key input in the decision making process for the allocation of assets to a particular level is liquidity. In general, the degree of valuation uncertainty depends on the degree of liquidity of an input. For example, a derivative can be placed into level 2 or level 3 dependent upon its liquidity.

Where markets are liquid or very liquid, little judgment is required. However, when the information regarding the liquidity in a particular market is not clear, a judgment may need to be made. This can be made more difficult as assessing the liquidity of a market may not always be straightforward. For an equity traded on an exchange, daily volumes of trading can be seen, but for an-over-the counter (OTC) derivative assessing the liquidity of the market with no central exchange can be more difficult.

A key related issue is where a market moves from liquid to illiquid or vice versa. Where this change is considered to be temporary, the classification is not changed. For example, if there is little market trading in a product on a reporting date but at the previous reporting date and during the intervening period the market has been considered to be liquid, the instrument will continue to be classified in the same level in the hierarchy. This is to provide consistency so that transfers between levels are driven by genuine changes in market liquidity and do not reflect short term or seasonal effects.

Interaction with the IPV process
The determination of an instrument’s level cannot be made at a global product level as a single product type can be in more than one level. For example, a single name corporate credit default swap could be in level 2 or level 3 depending on whether the reference counterparty is liquid or illiquid.

As part of RBS Group’s IPV process, data is gathered at a trade level from market trading activity, trading systems, pricing services, consensus pricing providers, brokers and research material amongst other sources.
The breadth and detail of this data allows a good assessment to be made of liquidity and pricing uncertainty, which assists with the process of allocation to an appropriate level. Where suitable independent pricing information is not readily available the instrument will be considered to be level 3.

Notes on the accounts continued	Financial Statements

9 Financial instruments - valuation continued
Modelled products
For modelled products the market convention is to quote these trades through the model inputs or parameters as opposed to a cash price equivalent. A mark-to-market is derived from the use of the independent market inputs calculated using the Group’s model.

The decision to classify a modelled asset as level 2 or 3 will be dependent upon the product/model combination, the currency, the maturity, the observability of input parameters and other factors. All these need to be assessed to classify the asset.

An assessment is made of each input into a model. There may be multiple inputs into a model and each is assessed in turn for observability and quality. If an input fails the observability or quality tests then the instrument is considered to be in level 3 unless the input can be shown to have an insignificant effect on the overall valuation of the product.

The majority of derivative instruments are classified as level 2 as they are vanilla products valued using observable inputs. The valuation uncertainty on these is considered to be low and both input and output testing may be available. Examples of these products would be vanilla interest rate swaps, foreign exchange swaps and liquid single name credit derivatives.

Non-modelled products
Non-modelled products are generally quoted on a price basis and can therefore be considered for each of the 3 levels. This is determined by the liquidity and valuation uncertainty of the instruments which is in turn measured from the availability of independent data used by the IPV process.

The availability and quality of independent pricing information is considered during the classification process. An assessment is made regarding the quality of the independent information. For example where consensus prices are used for non-modelled products, a key assessment of the quality of a price is the depth of the number of prices used to provide the consensus price. If the depth of contributors falls below a set hurdle rate, the instrument is considered to be level 3. This hurdle rate is consistent with the rate used in the IPV process to determine whether or not the data is of sufficient quality to adjust the instrument’s valuations. However where an instrument is generally considered to be illiquid, but regular quotes from market participants exist, these instruments may be classified as level 2 depending on frequency of quotes, other available pricing and whether the quotes are used as part of the IPV process or not.  For some instruments with a wide number of available price sources, there may be differing quality of available information and there may be a wide range of prices from different sources. In these situations an assessment is made as to which source is the highest quality and this will be used to determine the classification of the asset. For example, a tradable quote would be considered a better source than a consensus price.

Level 3 portfolio's and sensitivity methodologies
For each of the portfolio categories shown in the above table, set out below is a description of the types of products that comprise the portfolio and the valuation techniques that are applied in determining fair value, including a description of valuation techniques used for levels 2 and 3 and inputs to those models and techniques. Where reasonably possible alternative assumptions of unobservable inputs used in models would change the fair value of the portfolio significantly, the alternative inputs are indicated. Where there have been significant changes to valuation techniques during the year a discussion of the reasons for this are also included.

Loans and advances to customers
Loans in level 3 primarily comprise commercial mortgages.

Commercial mortgages
These senior and mezzanine commercial mortgages are loans secured on commercial land and buildings that were originated or acquired by the Group for securitisation. Senior commercial mortgages carry a variable interest rate and mezzanine or more junior commercial mortgages may carry a fixed or variable interest rate. Factors affecting the value of these loans may include, but are not limited to, loan type, underlying property type and geographic location, loan interest rate, loan to value ratios, debt service coverage ratios, prepayment rates, cumulative loan loss information, yields, investor demand, market volatility since the last securitisation, and credit enhancement. Where observable market prices for a particular loan are not available, the fair value will typically be determined with reference to observable market transactions in other loans or credit related products including debt securities and credit derivatives. Assumptions are made about the relationship between the loan and the available benchmark data.

Debt securities
RMBS
RMBS where the underlying assets are US agency-backed mortgages and there is regular trading are generally classified as level 2 in the fair value hierarchy. RMBS are also classified as level 2 when regular trading is not prevalent in the market, but similar executed trades or third-party data including indices, broker quotes and pricing services can be used to substantiate the fair value. RMBS are classified as level 3 when trading activity is not available and a model with significant unobservable data is utilised.

In determining whether an instrument is similar to that being valued, the Group considers a range of factors, principally: the lending standards of the brokers and underwriters that originated the mortgages, the lead manager of the security, the issue date of the respective securities, the underlying asset composition (including origination date, loan to value ratios, historic loss information and geographic location of the mortgages), the credit rating of the instrument, and any credit protection that the instrument may benefit from, such as insurance wraps or subordinated tranches. Where there are instances of market observable data for several similar RMBS tranches, the Group considers the extent of similar characteristics shared with the instrument being valued, together with the frequency, tenor and nature of the trades that have been observed. This method is most frequently used for US and UK RMBS. RMBS of Dutch and Spanish originated mortgages guaranteed by those governments are valued using the credit spreads of the respective government debt and certain assumptions made by the Group, or based on observable prices from Bloomberg or consensus pricing services.

The Group primarily uses an industry standard model to project the expected future cash flows to be received from the underlying

Notes on the accounts continued	Financial Statements

9 Financial instruments - valuation continued
mortgages and to forecast how these cash flows will be distributed to the various holders of the RMBS. This model utilises data provided by the servicer of the underlying mortgage portfolio, layering on assumptions for mortgage prepayments, probability of default, expected losses, and yield. The Group uses data from third-party sources to calibrate its assumptions, including pricing information from third party pricing services, independent research, broker quotes, and other independent sources. An assessment is made of third-party data source to determine its applicability and reliability. The Group adjusts the model price with a liquidity premium to reflect the price that the instrument could be traded in the market and may also make adjustments for model deficiencies.

The fair value of securities within each class of asset changes on a broadly consistent basis in response to changes in given market factors. However, the extent of the change, and therefore the range of reasonably possible alternative assumptions, may be either more or less pronounced, depending on the particular terms and circumstances of the individual security. The Group believes that probability of default was the least transparent input into Alt-A and prime RMBS modelled valuations (and most sensitive to variations).

Commercial mortgage backed securities
CMBS is valued using an industry standard model and the inputs, where possible, are corroborated using observable market data.

Collateralised debt obligations
CDOs purchased from third parties are valued using independent, third party quotes or independent lead manager indicative prices. For super senior CDOs which have been originated by the Group no specific third party information is available. The valuation of these super senior CDOs therefore takes into consideration outputs from a proprietary model, market data and appropriate valuation adjustments.

A collateral net asset value methodology using dealer buy side marks to determine an upper bound for super senior CDO valuations. An ABS index implied collateral valuation, is also used which provides a market calibrated valuation data point. Both the ABS index implied valuation and the collateral net asset value methodology apply an assumed immediate liquidation approach.

Other asset-backed and corporate debt securities
Where observable market prices for a particular debt security are not available, the fair value will typically be determined with reference to observable market transactions in other related products, such as similar debt securities or credit derivatives. Assumptions are made about the relationship between the individual debt security and the available benchmark data. Where significant management judgement has been applied in identifying the most relevant related product, or in determining the relationship between the related product and the instrument itself, the valuation is shown in level 3.

Equity shares
Private equity investments include unit holdings and limited partnership interests primarily in corporate private equity funds, debt funds and fund of hedges funds. Externally managed funds are valued using recent prices where available. Where not available, the fair value of investments in externally managed funds is generally determined using statements or other information provided by the fund managers.

The Group considers that valuations may rely significantly on the judgements and estimates made by the fund managers, particularly in assessing private equity components. Given the decline in liquidity in world markets, and the level of subjectivity, these are included in level 3.

Derivatives
Derivatives are priced using quoted prices for the same or similar instruments where these are available. However, the majority of derivatives are valued using pricing models. Inputs for these models are usually observed directly in the market, or derived from observed prices. However, it is not always possible to observe or corroborate all model inputs. Unobservable inputs used are based on estimates taking into account a range of available information including historic analysis, historic traded levels, market practice, comparison to other relevant benchmark observable data and consensus pricing data.

Credit derivatives
The Group's other credit derivatives include vanilla and bespoke portfolio tranches, gap risk products and certain other unique trades. The bespoke portfolio tranches are synthetic tranches referenced to a bespoke portfolio of corporate names on which the Group purchases credit protection. Bespoke portfolio tranches are valued using Gaussian Copula, a standard method which uses observable market inputs (credit spreads, index tranche prices and recovery rates) to generate an output price for the tranche via a mapping methodology. In essence this method takes the expected loss of the tranche expressed as a fraction of the expected loss of the whole underlying portfolio and calculates which detachment point on the liquid index, and hence which correlation level, coincides with this expected loss fraction. Where the inputs into this valuation technique are observable in the market, bespoke tranches are considered to be level 2 assets. Where inputs are not observable, bespoke tranches are considered to be level 3 assets. However, all transactions executed with a CDPC counterparty are considered level 3 as the counterparty credit risk assessment is a significant component of these valuations.

Gap risk products are leveraged trades, with the counterparty's potential loss capped at the amount of the initial principal invested. Gap risk is the probability that the market will move discontinuously too quickly to exit a portfolio and return the principal to the counterparty without incurring losses, should an unwind event be triggered. This optionally is embedded within these portfolio structures and is very rarely traded outright in the market. Gap risk is not observable in the markets and, as such, these structures are deemed to be level 3 instruments.

Other unique trades are valued using a specialised model for each instrument and the same market data inputs as all other trades where applicable. By their nature, the valuation is also driven by a variety of other model inputs, many of which are unobservable in the market. Where these instruments have embedded optionally it is valued using a variation of the Black-Sholes option pricing formula, and where they have correlation exposure it is valued using a variant of the Gaussian Copula model. The volatility or unique correlation inputs

Notes on the accounts continued	Financial Statements

9 Financial instruments - valuation continued
required to value these products are generally unobservable and the instruments are therefore deemed to be level 3 instruments.

Equity derivatives
Equity derivative products are split into equity exotic derivatives and equity hybrids. Equity exotic derivatives have payouts based on the performance of one or more stocks, equity funds or indices. Most payouts are based on the performance of a single asset and are valued using observable market option data. Unobservable equity derivative trades are typically complex basket options on stocks. Such basket option payouts depend on the performance of more than one equity asset and require correlations for their valuation. Valuation is then performed using industry standard valuation models, with unobservable correlation inputs calculated by reference to correlations observed between similar underlying.

Equity hybrids have payouts based on the performance of a basket of underlying where the underlying are from different asset classes. Correlations between these different underlying are typically unobservable with no market information for closely related assets available. Where no market for the correlation input exists, these inputs are based on historical time series.

Interest rate and commodity derivatives
Interest rate and commodity options provide a payout (or series of payouts) linked to the performance of one or more underlying, including interest rates, foreign exchange rates and commodities.

Exotic options do not trade in active markets except in a small number of cases. Consequently, the Group uses models to determine fair value using valuation techniques typical for the industry. These techniques can be divided, firstly, into modelling approaches and, secondly, into methods of assessing appropriate levels for model inputs. the Group uses a variety of proprietary models for valuing exotic trades.

Exotic valuation inputs include correlation between interest rates, foreign exchange rates and commodity prices. Correlations for more liquid rate pairs are valued using independently sourced consensus pricing levels. Where a consensus pricing benchmark is unavailable, these instruments are categorised as level 3.

The carrying value of debt securities in issue is represented partly by underlying cash and partly through a derivative component. The classification of the amount in level 3 is driven by the derivative component and not by the cash element.

Other financial instruments
Other than the portfolios discussed above, there are other financial instruments which are held at fair value determined from data which are not market observable, or incorporating material adjustments to market observed data. These include subordinated liabilities.

Notes on the accounts continued	Financial Statements

9 Financial instruments - valuation continued

Level 3 movement table

	At 1 January 2010	Gains / (losses) recognised in the income statement or SOCI(1)(5)	Transfers in/out	Issuances	Purchases	Settlements (2)	Sales	Foreign exchange	At 31 December 2010	Gains / (losses) relating to instruments held at year end
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Assets
FVTPL(3)
Loans and advances	575	199	(341)	-	-	(259)	-	68	242	49
Debt securities	95	103	779	-	132	(16)	(90)	-	1,003	87
Equity shares	577	396	(91)	-	511	-	(1,044)	5	354	-
Derivatives	1,213	(77)	(504)	-	195	(185)	(17)	7	632	(52)
FVTPL assets	2,460	621	(157)	-	838	(460)	(1,151)	80	2,231	84
AFS(4)
Debt securities	53	-	8	-	-	(16)	-	7	52	-
Equity shares	152	-	33	-	5	(1)	(54)	5	140	-
AFS assets	205	-	41	-	5	(17)	(54)	12	192	-
	2,665	621	(116)	-	843	(477)	(1,205)	92	2,423	84

Liabilities
Deposits
Debt securities in issue	1,969	310	(247)	481	-	(306)	-	77	2,284	276
Short positions	24	(1)	-	-	-	-	(19)	-	4	-
Derivatives	781	2	69	33	189	(109)	-	37	1,002	(157)
Other financial liabilities	-	-	26	-	-	-	-	-	26	-
	2,774	311	(152)	514	189	(415)	(19)	114	3,316	119

For notes relating to this table refer to page 133

Notes on the accounts continued	Financial Statements

9 Financial instruments - valuation continued
Level 3 movement table continued

	At 1 January 2009	Gains / (losses) recognised in the income statement or SOCI (1) (5)	Transfers in/out	Issuances	Purchases	Settlements(2)	Sales	Foreign exchange	At 31 December 2009	Gains / (losses) relating to instruments held at year end
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Assets
FVTPL(3)
Loans and advances	-	29	546	-	-	-	-	-	575	4
Debt securities	1,042	4	(976)	-	12	-	(67)	80	95	(85)
Equity shares	462	(10)	188	-	-	-	(60)	(3)	577	(32)
Derivatives	4,065	(783)	(2,598)	-	238	-	(28)	319	1,213	(784)
FVTPL assets	5,569	(760)	(2,840)	-	250	-	(155)	396	2,460	(897)
AFS(4)
Debt securities	17	(4)	(16)	-	70	-	(13)	(1)	53	(1)
Equity shares	99	84	(29)	-	-	-	(2)	-	152	85
AFS assets	116	80	(45)	-	70	-	(15)	(1)	205	84
	5,685	(680)	(2,885)	-	320	-	(170)	395	2,665	(813)

Liabilities
Deposits
Debt securities in issue	3,723	37	(1,933)	-	472	-	(409)	79	1,969	37
Short positions	-	-	24	-	-	-	-	-	24	-
Derivatives	1,306	(254)	(238)				(119)	86	781	(238)
Other financial liabilities	-	-	-	-	-	-	-	-	-	-
	5,029	(217)	(2,147)	-	472	-	(528)	165	2,774	(201)
Notes:
(1)
Net losses recognised in the income statement were €932 million. This includes €22 million of fair value gains on equity shares relating to discontinued operations. Net losses on FVTPL assets and liabilities of €231 million were included in income from trading activities.

(2)	Settlements represent cash flows to settle the instrument. For derivatives all cash flows are presented in settlements.
(3)	FVTPL: Fair value through profit or loss.
(4)	AFS: Available-for-sale.
(5)	Statement of comprehensive income

Gains and losses recognised on assets held for trading and derivatives have been included in non-interest income from trading activities. Gains and losses on available-for-sale assets have been included in other non-interest income and interest income.

Level 3 assets decreased in the year mainly due to sales and settlements.  In 2009 large transfers out include novations of positions to RBS Group.
Level 3 liabilities increase in the year mainly due to issuances of debt securities. The decrease in 2009 amounts for debt securities and derivatives was primarily due to novations to RBS Group.

Notes on the accounts continued	Financial Statements

9 Financial instruments- valuation continued
Fair value of financial instruments not carried at fair value
The following table shows the carrying values and the fair values of financial instruments carried on the balance sheet at amortised cost.

	2010 Carrying value	2010 Fair value	2009 Carrying value	2009 Fair value	2008 Carrying value	2008 Fair value
	€m	€m	€m	€m	€m	€m
Financial assets
Cash and balances at central banks	8,323	8,323	28,382	28,382	5,854	5,854
Loans and advances to banks	26,594	24,784	37,719	37,417	71,490	71,246
Loans and advances to customers	44,201	43,527	217,520	209,972	270,464	267,603
Debt securities	263	263	163	163	222	222
Settlement balances	3,573	3,573	3,398	3,398	7,667	7,667

Financial liabilities
Deposits by banks	31,893	32,348	44,948	44,763	93,830	93,837
Customer accounts	52,693	52,613	196,407	196,356	208,472	209,880
Debt securities in issue	15,743	15,061	55,756	55,101	75,296	72,886
Settlement balances	2,896	2,896	3,010	3,010	3,371	3,371
Subordinated liabilities	6,127	5,250	13,955	13,175	12,827	8,173

The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement. As a wide range of valuation techniques is available, it may be inappropriate to compare the Group's fair value information to independent markets or other financial institutions.

The fair values of intangible assets, such as core deposits and software development costs are not included in the calculation of these fair values since these are not financial instruments.

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are set out below:

The fair value of financial instruments which are of short maturity (three months or less) approximates their carrying value. This applies mainly to cash and balances at central banks, items in the course of collection from other banks, settlement balances, items in the course of transmission to other banks and demand deposits.

Loans and advances to banks and customers
Fair value is estimated by grouping loans into homogeneous portfolios and applying a discount rate to the cash flows. The discount rate is based on the market rate applicable at the balance sheet date for a similar portfolio with similar maturity and credit risk characteristics.

Debt securities
Fair values are determined using quoted prices where available or by reference to quoted prices of similar instruments.

Deposits by banks and customer accounts
The fair values of deposits are estimated using discounted cash flow valuation techniques.

Debt securities in issue and subordinated liabilities
Fair values are determined using quoted prices where available or by reference to valuation techniques and adjusting for own credit spreads where appropriate.

Notes on the accounts continued	Financial Statements

10 Financial instruments-maturity analysis

Remaining maturity
The following table shows the residual maturity of financial instruments, based on contract date of maturity.

	2010			2009			2008
	Less than 12 months	More than 12 months	Total	Less than 12 months	More than 12 months	Total	Less than 12 months	More than 12 months	Total
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks	8,312	11	8,323	28,356	26	28,382	5,818	36	5,854
Loans and advances to banks	25,304	1,401	26,705	34,736	2,983	37,719	67,936	3,554	71,490
Loans and advances to customers	23,499	20,997	44,496	66,172	153,786	219,958	102,443	170,067	272,510
Debt securities	12,646	39,614	52,260	15,445	69,355	84,800	14,974	72,074	87,048
Equity shares	-	22,634	22,634	-	17,236	17,236	-	18,741	18,741
Settlement balances	3,553	20	3,573	3,389	9	3,398	7,630	37	7,667
Derivatives	9,332	18,940	28,272	12,708	44,684	57,392	35,416	149,792	185,209

Liabilities
Deposits by banks	29,159	2,826	31,985	40,551	4,397	44,948	87,724	6,105	93,830
Customer accounts	50,826	4,079	54,905	189,944	11,154	201,098	198,833	13,560	212,393
Debt securities in issue	14,463	38,948	53,411	39,759	56,532	96,291	45,350	66,873	112,223
Settlement balances and short positions	4,361	841	5,202	6,390	1,113	7,503	6,932	2,053	8,985
Derivatives	11,472	24,201	35,673	12,614	50,345	62,959	36,383	157,529	193,912
Subordinated liabilities	4	6,890	6,894	834	13,832	14,666	1,543	12,158	13,701

Notes on the accounts continued	Financial Statements

10 Financial instruments - maturity analysis continued
The following tables show, by contractual maturity, the undiscounted cash flows payable up to a period of 20 years from the balance sheet date, including future payments of interest.

On balance sheet liabilities

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2010	€m	€m	€m	€m	€m	€m
Deposits by banks	27,450	1,659	899	706	812	245
Customer accounts	46,612	1,484	1,199	1,263	2,672	1,948
Debt securities in issue	8,239	6,590	12,757	11,412	12,628	3,048
Derivatives held for hedging	323	449	1,373	627	459	260
Subordinated liabilities	88	324	504	3,507	1,465	1,162
Settlement balances and other liabilities	4,287	65	139	266	436	0
	86,999	10,571	16,871	17,781	18,472	6,663

2009
Deposits by banks	31,531	9,789	1,535	1,615	1,003	90
Customer accounts	183,244	6,548	2,109	2,206	4,125	3,030
Debt securities in issue	20,634	20,085	14,132	15,019	30,312	1,967
Derivatives held for hedging	482	482	1,777	1,778	3,684	-
Subordinated liabilities	122	847	23	24	9,310	192
Settlement balances and other liabilities	7,569	-	-	-	-	-
	243,582	37,751	19,576	20,642	48,434	5,279

2008
Deposits by banks	76,989	12,210	2,316	2,500	1,111	201
Customer accounts	176,284	23,724	4,006	4,256	3,898	3,404
Debt securities in issue	37,243	9,093	22,989	24,932	18,498	12,958
Derivatives held for hedging	1,202	1,202	218	218	2,303	-
Subordinated liabilities	157	1,557	480	525	11,707	315
Settlement balances and other liabilities	8,985	-	-	-	-	-
	300,860	47,786	30,009	32,431	37,517	16,878

Guarantees and commitments	2010 €m	2009 €m	2008 €m
Guarantees (1)	24,458	33,568	37,509
Commitments (2)	37,995	51,520	63,436
	62,453	85,088	100,945

Notes:
(1)	The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group expects most guarantees it provides to expire unused.
(2)
The Group has given commitments to provide funds to customers under undrawn formal facilities, credit lines and other commitments to lend subject to certain conditions being met by the counterparty. The Group does not expect all facilities to be drawn, and some may lapse before drawdown.

The table above shows the timing of cash outflows to settle financial liabilities, prepared on the following basis:

Financial liabilities are included at the earliest date on which the counterparty can require repayment regardless of whether or not such early repayment results in a penalty. If repayment is triggered by, or is subject to, specific criteria such as market price hurdles being reached, the liability is included at the earliest possible date that the conditions could be fulfilled without considering the probability of the conditions being met. For example, if a structured note is automatically prepaid when an equity index exceeds a certain level, the cash outflow will be included in the less than three months' period whatever the level of the index at the year end. The settlement date of debt securities in issue given by certain securitisation vehicles consolidated by the Group depends on when cash flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash outflow relating to securities assumes that each asset will be prepaid at the earliest possible date.

Liabilities with a contractual maturity of greater than 20 years - the principal amounts of financial liabilities that are repayable after 20 years or where the counterparty has no right to repayment of the principal, are excluded from the table along with interest payments after 20 years.

Notes on the accounts continued	Financial Statements

11 Financial assets - impairments

The following table shows the movement in the provision for impairment losses for loans and advances.

	Individually	Collectively		Total
	assessed	assessed	Latent	2010	2009	2008
	€m	€m	€m	€m	€m	€m
At 1 January	4,440	676	595	5,711	4,564	3,001
Reclassification related to businesses held for sale/discontinued operations	(1,458)	(540)	(379)	(2,377)	756	(293)
Currency translation and other adjustments	38	16	20	74	151	83
Disposal of subsidiaries	-	-	-	-	(73)	-
Amounts written-off	(1,792)	(151)	-	(1,943)	(1,275)	(857)
Recoveries of amounts previously written-off	11	48	-	59	10	43
Charged to the income statement – continuing operations	79	101	(120)	60	1,621	2,611
Unwind of discount	(12)	-	-	(12)	(43)	(24)
At 31 December	1,306	150	116	1,572	5,711	4,564

	2010	2009	2008
Impairment losses charged to the income statement	€m	€m	€m
Loans and advances to banks	15	(30)	(46)
Loans and advances to customers	(75)	(1,591)	(2,565)
	(60)	(1,621)	(2,611)
Debt securities	(7)	(2)	(309)
	(67)	(1,623)	(2,920)

The following tables show an analysis of impaired financial assets.
	2010			2009			2008
			Carrying			Carrying			Carrying
	Cost	Provision	value	Cost	Provision	value	Cost	Provision	value
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Loans and advances to banks (1)	55	(45)	10	118	(75)	43	48	(46)	2
Loans and advances to customers (2)	2,108	(1,411)	697	7,971	(5,041)	2,930	5,973	(3,873)	2,100
	2,163	(1,456)	707	8,089	(5,116)	2,973	6,021	(3,919)	2,102
Note:
(1)	Impairment provisions individually assessed.
(2)	Impairment provisions individually assessed on balances of €1,908 million (2009 - €6,466 million; 2008 - €4,521 million).

	Carrying	Carrying	Carrying
	Value	Value	Value
	2010	2009	2008
	€m	€m	€m
Available-for-sale
Debt securities	142	202	80
	142	202	80

The Group holds collateral in respect of certain loans and advances to banks and to customers that are past due or impaired.  Such collateral includes mortgages over property; charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower.

Loans that have been renegotiated in the past 12 months that would otherwise have been past due or impaired amounted to €438 million as at 31 December 2010 (2009 – €101 million; 2008 – €317 million).

Notes on the accounts continued	Financial Statements

12 Derivatives
Companies in the Group transact derivatives as principal either as a trading activity or to manage balance sheet foreign exchange, interest rate and credit risks.

The Group enters into fair value hedges, cash flow hedges and hedges of net investments in foreign operations. The majority of the Group's interest rate hedges relate to the management of the Group's non trading interest rate risk. The Group manages this risk to Value-at-Risk limits. The risk is assessed using gap reports that show maturity mismatches. To the extent that such mismatches exceed predetermined limits they are closed by executing derivatives, principally interest rate swaps. Suitable larger ticket financial instruments are fair value hedged; the remaining exposure, where possible, is hedged by derivatives documented as cash flow hedges and qualifying for hedge accounting. The majority of the Group's fair value hedges involve interest rate swaps hedging the interest rate risk in recognised financial assets and financial liabilities. Cash flow hedges relate to exposure to variability in future interest payments and receipts on forecast transactions and on recognised financial assets and financial liabilities. The Group hedges its net investments in foreign operations with currency borrowings and forward foreign exchange contracts. For qualifying net investment hedges, changes in the fair value of the derivative hedging instrument are recorded in the currency translation account differences reserve within equity. There is no hedge ineffectiveness recorded relating to net investment hedges.

For cash flow hedge relationships of interest rate risk, the hedged items are actual and forecast variable interest rate cash flows arising from financial assets and financial liabilities with interest rates linked to LIBOR and EURIBOR. The financial assets are customer loans and the financial liabilities are customer deposits and LIBOR linked medium-term notes and other issued securities. For cash flow hedging relationships, the initial and ongoing prospective effectiveness is assessed by comparing movements in the fair value of the expected highly probable forecast interest cash flows with movements in the fair value of the expected changes in cash flows from the hedging interest rate swap or by comparing the respective changes in the price value of a basis point. Prospective effectiveness is measured on a cumulative basis i.e. over the entire life of the hedge relationship. The method of calculating hedge ineffectiveness is the hypothetical derivative method. Retrospective effectiveness is assessed by comparing the actual movements in the fair value of the cash flows and actual movements in the fair value of the hedged cash flows from the interest rate swap over the life to date of the hedging relationship.

Exchange rate contracts in cash flow hedge relationships hedge future foreign currency cash inflow and outflows; mainly principal and interest on foreign currency loans.

For fair value hedge relationships of interest rate risk, the hedged items are typically large corporate fixed-rate loans, fixed-rate finance leases, fixed-rate medium-term notes or preference shares classified as debt.

The initial and ongoing prospective effectiveness of fair value hedge relationships is assessed on a cumulative basis by comparing movements in the fair value of the hedged item attributable to the hedged risk with changes in the fair value of the hedging interest rate swap or by comparing the respective changes in the price value of a basis point. Retrospective effectiveness is assessed by comparing the actual movements in the fair value of the hedged items attributable to the hedged risk with actual movements in the fair value of the hedging derivative over the life to date of the hedging relationship.

The following table shows the notional amounts and fair values of the Group's derivatives.

	2010			2009			2008
	Notional			Notional			Notional
	amounts	Assets	Liabilities	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Exchange rate contracts
Spot, forwards and futures	216,743	3,947	4,013	388,432	11,844	10,297	454,887	15,036	17,639
Currency swaps	95,131	3,557	2,956	61,433	3,154	2,484	445,683	21,234	19,519
Options purchased	4,666	241	-	14,090	953	-	61,709	8,360	-
Options written	4,730	-	252	14,071	-	971	72,733	-	8,951

Interest rate contracts
Interest rate swaps	572,794	12,272	13,524	1,046,388	21,464	25,293	2,805,656	71,912	71,233
Options purchased	11,886	349	43	38,541	9,077	1	165,828	12,890	-
Options written	7,638	-	319	33,286	-	8,713	146,059	-	18,364
Futures and forwards	1,986	4	1	8,145	7	5	657,541	1,353	1,420

Credit derivatives	99,449	1,597	4,413	101,509	3,675	6,218	616,199	44,942	44,999

Equity and commodity contracts	186,559	6,305	10,152	146,384	7,218	8,977	100,461	9,482	11,787
		28,272	35,673		57,392	62,959		185,209	193,912

Certain derivative asset and liability balances, which meet the offset criteria in IAS 32 ‘Financial Instruments: Presentation', are shown net.

Notes on the accounts continued	Financial Statements

12 Derivatives continued

Included on page 138 are derivatives held for hedging purposes as follows:

	2010		2009		2008
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	€m	€m	€m	€m	€m	€m
Fair value hedging
Exchange rate contracts	-	-	170	43	1,316	1,842
Interest rate contracts	606	2,731	625	2,360	737	2,146

Cash flow hedging
Exchange rate contracts	-	-	-	8	2	14
Interest rate contracts	-	-	331	1,337	351	687

Net investment hedging
Exchange rate contracts	34	103	11	89	119	40

Hedge ineffectiveness recognised in other operating income comprised:

	2010	2009	2008
	€m	€m	€m
Fair value hedging
Gains/(losses) on the hedged items attributable to the hedged risk	732	1,169	193
(Losses)/gains on the hedging instruments	(738)	(1,169)	(193)
Fair value ineffectiveness	(6)	-	-

The following tables show, for the Group, when the hedged cash flows will affect income for designated cash flow hedges.

	2010
Hedged forecast cash flows	0-1 years	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	10-20 years	Over 20 years	Total
cash flows affect on profit or loss	€m	€m	€m	€m	€m	€m	€m	€m	€m
Forecast receivable cash flows	-	-	-	-	-	2	-	2	4
Forecast payable cash flows	-	-	-	-	-	-	-	(40)	(40)

	2009
Hedged forecast cash flows	0-1 years	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	10-20 years	Over 20 years	Total
cash flows affect on profit or loss	€m	€m	€m	€m	€m	€m	€m	€m	€m
Forecast receivable cash flows	169	309	309	309	308	207	(84)	(83)	1,444
Forecast payable cash flows	(297)	(375)	(375)	(374)	(374)	(906)	(431)	(431)	(3,563)

	2008
Hedged forecast cash flows	0-1 years	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	10-20 years	Over 20 years	Total
cash flows affect on profit or loss	€m	€m	€m	€m	€m	€m	€m	€m	€m
Forecast receivable cash flows	60	73	73	73	72	259	43	42	695
Forecast payable cash flows	(126)	(100)	(100)	(100)	(99)	(303)	(65)	(64)	(957)

Notes on the accounts continued	Financial Statements

13 Debt securities

	US central and local government	Other central and local government	Bank and building society	Mortgage and other asset- backed securities (1)	Corporate	Other (2)	Total
2010	€m	€m	€m	€m	€m	€m	€m
Held-for-trading	34	3,319	2,907	-	2,551	-	8,811
Designated as at fair value through profit or loss	-	304	-	-	-	-	304
Available-for-sale	2,294	21,216	518	18,389	465	-	42,882
Loans and receivables	-	-	1	-	262	-	263
	2,328	24,839	3,426	18,389	3,278	-	52,260

Available-for-sale
Gross unrealised gains	269	644	6	69	19	-	1,007
Gross unrealised losses	-	(716)	(7)	(1,836)	-	-	(2,559)

2009
Held-for-trading	33	3,325	694	3,079	2,591	127	9,849
Designated as at fair value through profit or loss	-	424	76	-	103	22	625
Available-for-sale	4,603	41,355	5,702	21,258	1,130	115	74,163
Loans and receivables	-	-	-	58	-	105	163
	4,636	45,104	6,472	24,395	3,824	369	84,800

Available-for-sale
Gross unrealised gains	205	1,188	119	120	44	8	1,684
Gross unrealised losses	-	(276)	(109)	(624)	(16)	(4)	(1,029)

2008
Held-for-trading	18	4,505	2,948	9,170	2,571	902	20,114
Designated as at fair value through profit or loss	-	482	94	-	30	26	632
Available-for-sale	5,384	30,901	2,928	22,572	1,928	2,367	66,080
Loans and receivables	-	-	13	-	12	197	222
	5,402	35,888	5,983	31,742	4,541	3,492	87,048

Available-for-sale
Gross unrealised gains	11	1,125	1,421	544	291	277	3,669
Gross unrealised losses	(169)	(3,519)	(33)	(296)	(238)	(82)	(4,337)

Notes:
(1)	Includes securities issued by US federal agencies and government sponsored entities and covered bonds.
(2)	Includes securities, other than asset-backed securities, issued by US federal agencies and government sponsored entities.

Notes on the accounts continued	Financial Statements

13 Debt securities - continued
The following table analyses by issuer the Group's available-for-sale debt securities by remaining maturity and the related yield (based on weighted averages).

	Within 1 Year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
2010	€m	%	€m	%	€m	%	€m	%	€m	%
US central and local government	20	3.5	-	-	2,274	4.5	-	-	2,294	4.5
Other central and local government	5,334	3.8	8,977	3.8	4,847	4.0	2,058	4.5	21,216	3.9
Bank and building society	17	3.1	347	3.6	101	3.7	-	-	465	3.6
Mortgage-backed securities (1)	597	2.7	9,165	2.3	4,770	2.2	3,857	2.0	18,389	2.2
Corporate	326	4.2	130	4.7	48	6.3	14	5.8	518	4.6
Total fair value	6,294	3.7	18,619	3.1	12,040	3.4	5,929	2.9	42,882	3.2

Note:
(1)           Includes securities issued by US federal agencies and government sponsored entities.

The table below shows the fair value of available-for-sale debt securities that were in an unrealised loss position at 31 December 2010.

	Less than 12 months		More than 12 months		Total
		Gross		Gross		Gross
		unrealised		unrealised		unrealised
	Fair value	losses	Fair value	losses	Fair value	losses
2010	€m	€m	€m	€m	€m	€m
US central and local government	-	-	-	-	-	-
Other central and local government	1,772	(6)	2,015	(710)	3,787	(716)
Bank and building society	160	(1)	38	(6)	198	(7)
Mortgage-backed securities	161	(8)	12,827	(1,828)	12,988	(1,836)
Corporate	-	-	-	-	-	-
Other	-	-	-	-	-	-
	2,093	(15)	14,880	(2,544)	16,973	(2,559)

2009
US central and local government	200	-	-	-	200	-
Other central and local government	4,518	(269)	441	(7)	4,959	(276)
Bank and building society (movement)	8,413	(38)	254	(71)	8,667	(109)
Mortgage-backed securities	-	-	13,338	(624)	13,338	(624)
Corporate	-	-	61	(16)	61	(16)
Other	800	(3)	6	(1)	806	(4)
	13,931	(310)	14,100	(719)	28,031	(1,029)

2008
US central and local government	-	-	11,261	(169)	11,261	(169)
Other central and local government	1,092	(3)	16,966	(3,516)	18,058	(3,519)
Bank and building society	23	(28)	482	(5)	505	(33)
Mortgage-backed securities	-	-	15,580	(296)	15,580	(296)
Corporate	66	(151)	235	(87)	301	(238)
Other	-	-	246	(82)	246	(82)
	1,181	(182)	44,770	(4,155)	45,951	(4,337)

Net gains/(losses) of €323 million (2009 – €(103) million; 2008 – €(1,549)million) were realised on the sale of available-for-sale debt securities.

Notes on the accounts continued	Financial Statements

13 Debt securities - continued
Impairment losses on available-for-sale debt securities are recognised when there is objective evidence of impairment. The Group reviews its portfolios of available-for-sale financial assets for such evidence which includes: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and it becoming probable that the issuer will enter bankruptcy or other financial reorganisation. However, the disappearance of an active market because an entity's financial instruments are no longer publicly traded is not evidence of impairment. Furthermore, a downgrade of an entity's credit rating is not, of itself, evidence of impairment, although it may be evidence of impairment when considered with other available information. A decline in the fair value of a financial asset below its cost or amortised cost is not necessarily evidence of impairment.

The existence of stand alone credit protection of an available-for-sale debt security has no effect on the Group's assessment of whether or not the security is impaired. If an available-for-sale debt security benefits from credit protection that is integral to the security, the creditworthiness of the provider of that protection is taken into account when determining whether there is objective evidence that the security is impaired. Determining whether objective evidence of impairment exists requires the exercise of management judgment. The unrealised losses on the Group's available-for-sale debt securities are concentrated in its portfolios of mortgage-backed  securities. The losses reflect the widening of credit spreads as a result of the reduced market liquidity in these securities and the current uncertain macro-economic outlook in US and Europe. The underlying securities remain unimpaired.

14 Equity shares

	2010			2009			2008
	Listed	Unlisted	Total	Listed	Unlisted	Total	Listed	Unlisted	Total
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Held-for-trading	21,714	11	21,725	15,817	48	15,865	16,174	1,069	17,243
Designated as at fair value through profit or loss	95	506	601	67	499	566	127	533	660
Available-for-sale	64	244	308	360	445	805	306	532	838
	21,873	761	22,634	16,244	992	17,236	16,607	2,134	18,741

Available-for-sale
Gross unrealised gains	17	103	120	246	153	399	30	31	61
Gross unrealised losses	(7)	-	(7)	(4)	(13)	(17)	(54)	(46)	(100)

Net gains/ (losses) of €30 million (2009 – €14 million; 2008 – €(75) million) were realised on the sale of available-for-sale equity shares.

Dividend income from available-for-sale equity shares was €6 million (2009 – €11 million; 2008 – €51 million).

Notes on the accounts continued	Financial Statements

15 Major subsidiaries and participating interests

The principal subsidiary undertakings and participating interests of the company are shown below. Participating interests that are not 100% consolidated but are accounted for under (a) the equity method (b) proportionally consolidated are indicated separately with an asterisk.  For renamed entities, the entity names used are those applicable as at 24 March 2011.  As at 31 December 2010 RBS Holdings had one subsidiary, RBS N.V.

	Country of incorporation	Group interest
RBS Hollandsche N.V., Rotterdam	The Netherlands	100%
RBS Participaties B.V., Amsterdam	The Netherlands	100%
RBS Ventures II B.V., Amsterdam	The Netherlands	100%
RBS Global Banking (Luxembourg) S.A., Luxembourg	Luxembourg	100%
RBS Bank (Polska) S.A., Warsaw	Poland	100%
RBS Bank (Romania) S.A., Bucharest	Romania	100%
The Royal Bank of Scotland ZAO, Moscow	Russia	100%
RBS Corporate Finance Limited, London	United Kingdom	100%
RBS Hoare Govett Limited, London	United Kingdom	100%
RBS Capital Markets (Canada) Limited., Toronto	Canada	100%
The Royal Bank of Scotland Mexico S.A. Institucion de Banca Multiple, Mexico City	Mexico	100%
RBS WCS Holding Company, New York	United States of America	100%
RBS Finance NV (North America), Inc., Wilmington	United States of America	100%
RBS Asia Limited, Hong Kong	Hong Kong	100%
RBS Asia Corporate Finance Ltd., Hong Kong	Hong Kong	100%
The Royal Bank of Scotland Berhad, Kuala Lumpur	Malaysia	100%
The Royal Bank of Scotland China) Co. Limited, Shanghai	China	100%
RBS Leasing (China) Co. Limited, Beijing	China	100%
JSC SB RBS (Kazakhstan) Limited, Almaty	Kazakhstan	80%
RBS Business Services Private Limited, Mumbai	India	100%
RBS Financial Services (India) Private Limited, Mumbai	India	100%
RBS Holdings (Australia) Pty Limited, Sydney	Australia	100%
RBS Holdings II (Australia) Pty Limited, Sydney	Australia	100%
RBS Group (Australia) Pty Limited, Sydney	Australia	100%
RBS Corporate Finance (Australia) Limited, Sydney	Australia	100%
RBS Nominees (Australia) Pty. Limited, Sydney	Australia	100%
RBS Equities (Australia) Limited, Sydney	Australia	100%
RBS Equity Capital Markets (Australia) Limited, Sydney	Australia	100%
RBS Funds Management (Australia) Limited, Sydney	Australia	100%
RBS Group (New Zealand) Limited, Auckland	New Zealand	100%
RBS (New Zealand) Limited, Auckland	New Zealand	100%
Saudi Hollandi Bank, Riyadh*	Saudi Arabia	40%

The list of participating interests for which statements of liability have been issued, has been filed with the Chamber of Commerce in Amsterdam.

The majority of the Group's subsidiaries are participating investments are regulated entities and therefore their ability to transfer funds to the Group is subject to regulatory approvals.

Notes on the accounts continued	Financial Statements

16 Intangible assets

	Goodwill	Software	Other purchased intangibles	Total
2010	€m	€m	€m	€m
Net book value
At 1 January 2010	195	375	75	645
Reclassification related to business held for sale/discontinued operations	(194)	(194)	(65)	(453)
Currency translation and other adjustments	-	6	7	13
Additions	8	24	52	84
Disposal of subsidiaries	-	(3)	-	(3)
Write-down of goodwill and other intangible assets	-	(1)	(1)	(2)
Amortisation	-	(84)	(1)	(85)
At 31 December 2010	9	123	67	199

Representing:
Cost	18	1,097	67	1,182
Cumulative impairment	(9)	(437)	-	(446)
Cumulative amortisation	-	(537)	-	(537)

2009
Net book value
At 1 January 2009	301	583	40	924
Reclassification related to business held for sale/discontinued operations	118	(97)	63	84
Divestment of businesses	-	(3)	(13)	(16)
Currency translation and other adjustments	1	7	(4)	4
Additions	1	167	-	168
Disposal of subsidiaries	-	(1)	(6)	(7)
Write-down of goodwill and other intangible assets	(226)	(153)	(1)	(380)
Amortisation	-	(128)	(4)	(132)
At 31 December 2009	195	375	75	645

Representing
Cost	468	2,204	87	2,759
Cumulative impairment	(273)	(319)	-	(592)
Cumulative amortisation	-	(1,510)	(12)	(1,522)

2008
Net book value
At 1 January 2008	474	904	46	1,424
Reclassification related to business held for sale/discontinued operations	(69)	(113)	-	(182)
Divestment of businesses	6	(11)	5	-
Currency translation and other adjustments	(20)	(14)	(3)	(37)
Additions	1	250	5	256
Disposal of subsidiaries	-	(3)	(2)	(5)
Write-down of goodwill and other intangible assets	(91)	(229)	-	(320)
Amortisation	-	(201)	(11)	(212)
At 31 December 2008	301	583	40	924

Representing:
Cost	392	2,125	48	2,565
Cumulative impairment	(91)	(200)	-	(291)
Cumulative amortisation	-	(1,342)	(8)	(1,350)

Notes on the accounts continued	Financial Statements

Impairment review
The Group's goodwill acquired in business combinations is reviewed annually for impairment by comparing the recoverable amount of each cash generating unit (CGU) to which goodwill has been allocated with its carrying value.  As at 31 December 2010 there were no significant goodwill balances.  Significant goodwill balances as at 31 December 2009 were largely related to amounts held in the Dutch State acquired businesses which were sold as at 1 April 2010.

The CGUs of the Group  as at 31 December 2009 where the goodwill arising was significant is as follows::

2009 Segment	Entity	Recoverable amount based on:	Goodwill prior to write-down €m	Write-down €m	Goodwill at 31 December €m
Dutch State acquired businesses (1)	Private Equity investments portfolios	Value in use	-	(13)	87
Dutch State acquired businesses (1)	Delbrueck Bethmann Maffei AG	Fair value less costs to sell	63	-	63
Dutch State acquired businesses (1)	ABN AMRO Belgian Brach	Fair value less costs to sell	20	-	20
Non Core	Prime Bank	Fair value less costs to sell	34	(34)	-
Non Core	Taitung Business Bank Taiwan	Fair value less costs to sell	162	(162)	-

Note:
(1) Dutch State acquired businesses are classified as discontinued operations.

For Private Equity investments, the recoverable amount was determined based on a value in use basis, calculated by using a discounted cash flow model. Key assumptions impacting the recoverable amount based on the value in use were the discount rate (15%) and exit value. The values assigned to each key assumption reflect past experience that was modified based on management’s expectation for the future and are consistent with external sources of information. The recognition of the impairment losses was mainly driven by the economic recession affecting some Private Equity investments. If the discount rate increases to 20%, the goodwill of more Private Equity entities will be impaired.

Fair value less costs to sell is based upon market conform multiples for different classes of assets under current management at Delbruck Bethmann Maffei AG and AA Belgian Branch. For Delbrueck Bethmann Maffei AG, the recoverable amount of this cash generating unit exceeded its carrying value by €9 million. Securities were the largest class of assets under management at the cash generating unit and the respective expected multiple for these assets would need to fall by 0.2 percentage point to cause its recoverable amount to fall below the carrying value. For ABN AMRO Belgian Branch the recoverable amount exceeded its carrying value by €33 million. The securities would need to fall by 1.0 percentage point to cause its recoverable amount to fall below the carrying value.

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

Notes on the accounts continued	Financial Statements

17 Property, plant and equipment

	Freehold premises	Short leasehold premises	Other premises	Computers and other equipment	Operating lease assets	Total
2010	€m	€m	€m	€m	€m	€m
Net book value
At 1 January 2010	1,159	151	82	284	285	1,961
Discontinued operations	(1,073)	(92)	-	(177)	(285)	(1,627)
Additions	26	8	-	54	-	88
Disposal of subsidiaries	-	(16)	(15)	(16)	-	(47)
Impairment losses	-	(1)	-	(4)	-	(5)
Depreciation	(13)	(17)	(3)	(61)	-	(94)
Currency translation and other adjustments	(4)	2	1	8	-	7
At 31 December 2010	95	35	65	88	-	283

Representing:
Cost	129	148	4	693	-	974
Cumulative impairment	(7)	(29)	61	(144)	-	(119)
Cumulative depreciation	(27)	(84)	-	(461)	-	(572)
2009
Net book value
At 1 January 2009	1,180	196	17	350	292	2,035
Discontinued operations	(78)	-	(114)	1	(32)	(223)
Acquired in business combination	32	25	76	64	-	197
Transfers to disposal groups	(50)	(37)	(3)	(49)	-	(139)
Additions	42	32	3	105	144	326
Disposal of subsidiaries	(17)	(1)	(5)	(3)	(88)	(114)
Impairment losses	-	(1)	-	(23)	-	(24)
Depreciation	18	(48)	113	(164)	(28)	(109)
Currency translation and other adjustments	32	(15)	(5)	3	(3)	12
At 31 December 2009	1,159	151	82	284	285	1,961

Representing:
Cost	2,055	392	88	1,779	569	4,883
Cumulative impairment	(32)	-	-	(10)	-	(42)
Cumulative depreciation	(864)	(241)	(6)	(1,485)	(284)	(2,880)
2008
Net book value
At 1 January 2010	1,468	334	68	559	318	2,747
Discontinued operations	(277)	(1)	(100)	(48)	(1)	(427)
Acquired in business combination	4	-	-	36	-	40
Transfers to disposal groups	(6)	(106)	(40)	(169)	-	(321)
Additions	30	45	6	145	107	333
Disposal of subsidiaries	(10)	(3)	(22)	(6)	(69)	(110)
Impairment losses	(15)	-	-	(1)	-	(16)
Depreciation	21	(57)	98	(165)	(60)	(163)
Currency translation and other adjustments	(35)	(16)	7	(1)	(3)	(48)
At 31 December 2008	1,180	196	17	350	292	2,035

Representing:
Cost	1,988	469	28	1,639	506	4,630
Cumulative impairment	(30)	(1)	-	(4)	0	(35)
Cumulative depreciation	(778)	(272)	(11)	(1,285)	(214)	(2,560)

Notes on the accounts continued	Financial Statements

17 Property, plant and equipment continued
As lessor
The Group leases out various assets under operating leases. Non-cancellable operating lease rentals are as follows:

	2010	2009	2008
Less than one year	-	21	23
Between one and five years	-	187	181
More than five years	-	80	87
Total	-	288	291

During the year ended 31 December 2010 €(3) million (2009: €(8)million; 2008: €7 million) was recognised as rental income in the income statement and nil (2009: nil; 2008: €6 million) in respect of directly related expenses.

18 Prepayments, accrued income and other assets
	2010	2009	2008
	€m	€m	€m
Prepayments and deferred expenses	1,258	2,371	1,539
Pension schemes in net surplus	110	214	70
Other assets(1)	4,020	4,953	7,630
	5,388	7,538	9,239

Note:
(1)	Other assets include current tax and other sundry assets.

Notes on the accounts continued	Financial Statements

19 Discontinued operations and assets and liabilities of disposal groups
(a) (Loss)/profit from discontinued operations, net of tax

	2010	2009	2008
	€m	€m	€m
Discontinued operations
Total income	1,415	4,908	9,149
Operating expenses	(1,094)	(3,802)	(6,116)
Impairment losses	(45)	(1,172)	(1,678)
Profit before tax	276	(66)	1,355
Gain on disposal before recycling of reserves	1,984	96	16,075
Recycled reserves	(1,180)
Operating profit before tax	1,080	30	17,430
Tax on profit	(95)	(48)	(470)
Profit/(loss) after tax	985	(18)	16,960

All Dutch State and Santander acquired businesses are classified as discontinued operations. Following the successful demerger of the majority of the Dutch State acquired businesses into the new ABN AMRO Bank on 6 February 2010, these businesses met the IFRS requirements of a disposal group held for sale. Legal separation of the new ABN AMRO Bank occurred on 1 April 2010 through a sale of the shares in that entity by RBS Holdings N.V. to a holding company called ABN AMRO Group N.V., a newly incorporated entity owned by the Dutch State.  The gain on sale for the Dutch State acquired businesses was included within the distribution paid to RFS Holdings, in favour of the Dutch State, see note 7. This disposal group represented a major line of business and therefore results for the period are presented as results from discontinued operations as a single line item in the consolidated income statement with prior period amounts re-presented. In addition, prior period results from discontinued operations include the results of the former BU Asset Management and of the former ABN AMRO North America Holdings and ABN AMRO Mortgage Group Inc. Profits from discontinued operations include the related operating results and if applicable the gain on sale.

(b) Cash flows attributable to discontinued operations
Included within the Group's cash flows are the following amounts attributable to discontinued operations:

	2010	2009	2008
	€m	€m	€m
Net cash flows from operating activities	(1,780)	12,916	(3,112)
Net cash flows from investing activities	452	(5,805)	1,215
Net cash flows from financing activities	145	(7,178)	(3,482)
Net increase in cash and cash equivalents	(1,183)	(67)	(5,379)

(c) Assets and liabilities of disposal groups

	2010	2009	2008
	€m	€m	€m
Assets of disposal groups
Cash and balances at central banks	177	146	37
Loans and advances to banks	27	85	79
Loans and advances to customers	1,892	3,318	255
Debt securities and equity shares	217	662	566
Derivatives	-	418	-
Intangible assets	-	30	202
Settlement balances	-	-	18
Property, plant and equipment	1	55	71
Other assets	495	175	355
	2,809	4,889	1,583
Liabilities of disposal groups
Deposits by banks	-	66	8
Customer accounts	1,585	7,850	378
Derivatives	-	468	-
Settlement balances	-	6	-
Subordinated liabilities	-	6	-
Other liabilities	272	498	478
	1,857	8,894	864

Notes on the accounts continued	Financial Statements

20 Settlement balances and short positions

	2010	2009	2008
	€m	€m	€m
Settlement balances (amortised cost)	2,896	3,010	3,371
Short positions (held-for-trading):
Debt securities
– Government	80	21	649
– Other issuers	114	1,156	1,939
Equity shares	2,112	3,316	3,025
	5,202	7,503	8,984

21 Accruals, deferred income and other liabilities

	2010	2009	2008
	€m	€m	€m
Current taxation	261	336	450
Accruals	631	2,095	1,314
Deferred income	1,290	2,204	3,660
Other liabilities	3,031	9,040	7,945
	5,213	13,675	13,369

Included in other liabilities are provisions for liabilities and charges as follows:

Provisions	2010 €m	2009 €m	2008 €m
Insurance fund liabilities	5	3,001	2,461
Provisions for contributions to post retirement healthcare	-	5	10
Other staff provisions	52	297	374
Restructuring provisions	101	112	186
US dollar clearing provision	-	347	358
Other provisions	666	1,221	946
	824	4,983	4,335

Movements in provisions are as follows:

	Insurance fund liabilities	Other staff provisions	Restructuring	US dollar clearing provision	Other provisions
At 1 January 2009	2,461	374	186	358	946
Reclassification related to disposal groups/discontinued operations	568	-	-	-	(42)
Claims paid	(204)	-	-	-	-
Currency translation and other movements	171	(12)	15	(11)	75
Acquisitions/disposals	5	(25)	(85)	-	(157)
Charge to income statement	-	56	116	-	666
Releases to income statement	-	(45)	(18)	-	(87)
Provisions utilised	-	(51)	(102)	-	(180)
At 1 January 2010	3,001	297	112	347	1,221
Reclassification related to disposal groups/discontinued operations	(3,001)	(201)	(77)	-	(726)
Currency translation and other movements	5	(40)	39	55	85
Acquisitions/disposals	-	-	25	-	129
Charge to income statement	-	7	18	-	185
Releases to income statement	-	(1)	(1)	-	(138)
Provisions utilised	-	(10)	(15)	(402)	(90)
At 31 December 2010	5	52	101	-	666

The other staff provisions relate in particular to occupational disability and other benefits. Other provisions include provision for claims and litigation.

Notes on the accounts continued	Financial Statements

22 Deferred taxation

	2010	2009	2008
	€m	€m	€m
Deferred tax asset	(5,440)	(5,427)	(4,517)
Deferred tax liability	195	241	250
Net deferred tax asset	(5,245)	(5,186)	(4,267)

	Pension	Accelerated capital allowances	Provisions	Available-for- sale financial assets	Intangibles	Cash flow hedging	Tax losses carried forward	Other	Total
	€m	€m	€m	€m	€m	€m	€m	€m	€m
At 1 January 2009	(17)	(1)	56	(398)	80	(284)	(3,416)	(287)	(4,267)
Charge/(credit) to income statement	4	(3)	(60)	114	20	-	(464)	(204)	(593)
(Credit)/charge to other comprehensive income	-	-	-	(15)	-	(50)	3	(51)	(113)
Currency translation and other adjustments	(4)	-	3	3	(109)	(13)	(182)	89	(213)
At 1 January 2010	(17)	(4)	(1)	(296)	(9)	(347)	(4,059)	(453)	(5,186)
Transfers to disposal groups	-	-	(58)	-	-	-	-	-	(58)
Acquisitions /(disposals) of subsidiaries	(38)	-	-	-	-	-	-	24	(14)
Charge / (credit) to income statement	-	12	(8)	(39)	1	(11)	315	36	306
(Credit) / charge to other comprehensive income	-	-	-	(526)	-	350	24	-	(152)
Currency translation and other adjustments	(9)	(2)	(3)	41	-	6	(112)	(62)	(141)
At 31 December 2010	(64)	6	(70)	(820)	(8)	(2)	(3,832)	(455)	(5,245)

Notes:
(1)
The deferred tax asset predominantly relates to losses incurred on businesses which are in the process of transferring to RBS plc. RBS Group has agreed to reimburse the Group for the value of the losses attached to the transferring businesses.  Other deferred tax assets are recognised, that depend on the availability of future taxable profits in excess of profits arising from the reversal of other temporary differences. Business projections prepared for impairment reviews (see Note 13) indicate it is probable that sufficient future taxable income will be available against which to offset these recognised deferred tax assets within eight years. Dutch losses expire after nine years. In jurisdictions where doubt exists over the availability of future taxable profits, deferred tax assets of €2,118 million (2009 – €2,317 million; 2008 – €1,780 million) have not been recognised in respect of tax losses carried forward of €9,449 million (2009 – €8,551 million; 2008 – €5,856 million). Of these losses, €0.1 million will expire within one year, €35 million within five years and €8,180 million thereafter. The balance of tax losses carried forward has no time limit.

(2)
No liability has been recognised in respect of the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised, because  the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Notes on the accounts continued	Financial Statements

23 Subordinated liabilities

	2010	2009	2008
	€m	€m	€m
Dated loan capital	4,739	8,752	10,348
Undated loan capital	-	3,650	970
Trust preferred securities	2,155	2,264	2,383
	6,894	14,666	13,701

On 26 November 2009, RBS Group entered into a State Aid Commitment Deed with HM Treasury of the United Kingdom government ('HM Treasury') containing commitments and undertakings given by RBS Group to HM Treasury that are designed to ensure that HM Treasury is able to comply with the commitments given by it to the European Commission for the purpose of obtaining approval for the State aid provided to RBS Group.

As part of these commitments, RBS Group agreed that the Group will not pay investors any coupons on, or exercise any call rights in relation to, existing hybrid capital instruments, unless in any such case there is a legal obligation to do so, for an effective period of two years. The start date for the two-year distribution restriction period in relation to the affected securities will be 1 April 2011.

The following tables analyse the remaining maturity of subordinated liabilities by (1) the final redemption date; and (2) the next call date.

	2011	2012	2013-2015	2016-2020	Thereafter	Perpetual	Total
2010 – final redemption	€m	€m	€m	€m	€m	€m	€m
Sterling	4	-	-	-	-	-	4
US dollars	-	-	1,087	578	302	2,155	4,122
Euro	-	-	1,505	341	291	-	2,137
Other	-	-	-	631	-	-	631
Total	4	-	2,592	1,550	593	2,155	6,894

	Currently	2011	2012	2013-2015	2016-2020	Thereafter	Perpetual	Total
2010 – call date	€m	€m	€m	€m	€m	€m	€m	€m
Sterling	4	-	-	-	-	-	-	4
US dollars	3,242	-	-	-	578	302	-	4,122
Euro	1,500	18	80	-	261	278	-	2,137
Other	-	-	-	582	49	-	-	631
Total	4,746	18	80	582	888	580	-	6,894

Notes on the accounts continued	Financial Statements

23 Subordinated liabilities continued

	2010	2011	2012-2014	2015-2019	Thereafter	Perpetual	Total
2009 – final redemption	€m	€m	€m	€m	€m	€m	€m
Sterling	8	9	-	-	-	886	903
US dollars	-	-	-	2,345	282	2,264	4,891
Euro	849	-	-	3,625	217	3,650	8,341
Other	-	-	-	531	0	0	531
Total	857	9	-	6,501	499	6,800	14,666

	Currently	2010	2011	2012-2014	2015-2019	Thereafter	Perpetual	Total
2009 – call date	€m	€m	€m	€m	€m	€m	€m	€m
Sterling	-	8	9	-	886	-	-	903
US dollars	2,264	1,100	-	696	549	282	-	4,891
Euro	4	2,416	1,003	597	1,492	213	2,616	8,341
Other	-	-	-	490	41	-	-	531
Total	2,268	3,524	1,012	1,783	2,968	495	2,616	14,666

	2009	2010	2011-2013	2014-2018	Thereafter	Perpetual	Total
2008 – final redemption	€m	€m	€m	€m	€m	€m	€m
Sterling	-	16	9	-	-	837	862
US dollars	-	-	-	2,285	502	2,383	5,170
Euro	1,512	848	-	3,311	542	970	7,183
Other	-	-	7	479	-	-	486
Total	1,512	864	16	6,075	1,044	4,190	13,701

	Currently	2009	2010	2011-2013	2014-2018	Thereafter	Perpetual	Total
2008– call date	€m	€m	€m	€m	€m	€m	€m	€m
Sterling	-	-	16	9	837	-	-	862
US dollars	1,077	1,306	1,148	721	416	502	-	5,170
Euro	-	1,520	2,431	1,603	1,095	534	-	7,183
Other	-	-	-	444	42	-	-	486
Total	1,077	2,826	3,595	2,777	2,390	1,036	-	13,701

Notes on the accounts continued	Financial Statements

23 Subordinated liabilities continued
Dated loan capital

	2010	2009	2008
	€m	€m	€m

€182 million 6.00% fixed rate subordinated notes 2009	-	-	178
€182 million 6.13% fixed rate subordinated notes 2009	-	-	174
€1,150 million 4.63% fixed rate subordinated notes 2009	-	-	1,160
€250 million 4.70% CMS linked subordinated notes 2019	209	218	204
€800 million 6.25% fixed rate subordinated notes 2010	-	849	848
€100 million 5.13% flip flop Bermudan callable subordinated notes 2017 (callable December 2012)	80	95	93
€500 million floating rate Bermudan callable subordinated lower tier 2 notes 2018 (callable May 2013)*	-	502	503
€1,000 million floating rate Bermudan callable subordinated lower tier 2 notes 2016 (callable September 2011) *	-	1,003	1,007
€13 million zero coupon subordinated notes 2029 (callable June 2011)	13	4	8
€82 million floating rate subordinated notes 2017*	-	83	83
€103 million floating rate subordinated lower tier 2 notes 2020*	-	104	104
€170 million floating rate sinkable subordinated notes 2041	278	213	216
€15 million CMS linked floating rate subordinated lower tier 2 notes 2020	11	11	10
€1,500 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable March 2011)	1,500	1,497	1,513
€5 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2011)	5	5	5
€65 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010)*	-	65	65
US$165 million 6.14% subordinated notes 2019	121	148	160
US$72 million 5.98% subordinated notes 2019	49	38	53
US$500 million 4.65% subordinated notes 2018	408	363	416
US$1,500 million floating rate Bermudan callable subordinated notes 2015 (callable March 2011)	1,087	1,005	1,049
US$100 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010)*	-	70	73
US$36 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010)*	-	25	26
US$1,000 million floating rate Bermudan callable subordinated lower tier 2 notes 2017 (callable January 2012)*	-	696	721
AUD575 million 6.50% Bermudan callable subordinated lower tier 2 notes 2018 (callable May 2013)	448	379	315
AUD175 million floating Bermudan callable subordinated lower tier 2 notes 2018 (callable May 2013)	134	111	87
€26 million 7.42% subordinated notes 2016	32	33	33
€7 million 7.38% subordinated notes 2016	9	9	9
£42 million amortising MTN subordinated notes 2010 (redeemed December 2010)	-	8	16
£25 million amortising MTN subordinated lower tier 2 notes 2011	4	9	9
£750 million 5% fixed rate Bermudan callable subordinated upper tier 2 notes 2016*	-	886	837
US$250 million 7.75% fixed rate subordinated notes 2023	189	175	181
US$150 million 7.13% fixed rate subordinated notes 2093	113	107	108
PKR800 million floating rate subordinated notes 2012	-	-	7
MYR200 million subordinated notes 2017	49	41	42
TRY60 million floating rate callable subordinated notes 2012	-	-	35
	4,739	8,752	10,348

*Transferred to the Dutch State at legal separation of ABN AMRO Holding N.V.

Notes on the accounts continued	Financial Statements

23 Subordinated liabilities continued
Undated loan capital

	2010	2009	2008
	€m	€m	€m

€1,000 million 4.310% perpetual Bermudan callable subordinated tier 1 notes (callable March 2016)*	-	1,034	970
€800 million 10.00% fixed perpetual mandatory convertible tier 1 notes 2099*	-	805	-
€967 million 10.00% fixed perpetual mandatory convertible tier 1 notes 2072*	-	973	-
€833 million 10.00% fixed perpetual mandatory convertible tier 1 notes 2073	-	838	-
	-	3,650	970

*Transferred to the Dutch State at legal separation of ABN AMRO Holding N.V.

Trust preferred securities

	2010	2009	2008
US$1,285 million 5.90% Trust Preferred V	842	898	932
US$200 million 6.25% Trust Preferred VI	131	136	145
US$1,800 million 6.08% Trust Preferred VII	1,182	1,230	1,306
	2,155	2,264	2,383

Notes on the accounts continued	Financial Statements

24 Share capital

	Number	€m
Issued and fully paid
At 1 January 2010	3,306,843,332	1,852
Balance at 31 December 2010	3,306,843,332	1,852

Issued and fully paid
At 1 January 2009	3,306,843,332	1,852
Balance at 31 December 2009	3,306,843,332	1,852

Issued and fully paid
At 1 January 2008	1,936,847,516	1,085
Conversion of preference shares to ordinary shares	1,369,995,816	767
Balance at 31 December 2008	3,306,843,332	1,852

The Company’s authorised share capital amounts to € 4,704,000,224. It is divided into 8,400,000,400 ordinary shares, each with a nominal value of €0.56. There are no issued ordinary shares that have not been fully paid. Par value per share is € 0.56.

Each ordinary share entitles the holder to cast one vote. Subject to certain exceptions provided for by law or in the articles of association, resolutions are passed by an absolute majority of the votes cast.

When shares are issued, each holder of shares shall have pre-emptive right, in proportion to the aggregate amount of their shares, except in the case of an issue of shares for a consideration other than in cash or an issue of shares to employees of the Group.

In the event of the dissolution and liquidation of RBS Holdings, the assets remaining after payment of all debts will be distributed to the holders of ordinary shares on a pro-rata basis.

Treasury shares	Number	€m
Issued and fully paid
At 1 January 2008	92,719,820	2,640
Sold to RFS Holdings B.V.	(92,719,820)	(3,708)
Gain on sale of treasury shares	-	1,068
Balance at 31 December 2008	-	-

25 Reserves

Share premium reserve
In order to capitalise the remaining shared assets and the remaining Dutch State acquired businesses, Santander and the Dutch State through RFS Holdings B.V. contributed € 0.1billion and € 0.3 billion of share premium in 2010. RBS Group contributed € 0.5 billion to share premium in the second half of 2010.  During 2009 RFS Holdings B.V. contributed € 6.6 billion of share premium.

Dutch law prescribes that only the freely distributable reserves of the company are taken into account for the purpose of making distributions and in determining the permissible applications of the share premium account. The Group optimises capital efficiency by maintaining reserves in subsidiaries, including regulated entities. The remittance of reserves to the company or the redemption of capital by regulated entities may be subject to maintaining the capital resources required by the relevant regulator.

Notes on the accounts continued	Financial Statements

26 Collateral and securitisations
Securities repurchase agreement and lending transactions
The Group enters into securities repurchase agreements and securities lending transactions under which it receives or transfers collateral in accordance with normal market practice. Generally, the agreements require additional collateral to be provided if the value of the securities falls below a predetermined level.

Under standard terms for repurchase transactions in the Netherlands and US markets, the recipient of collateral has an unrestricted right to sell or repledge it, subject to returning equivalent securities on settlement of the transaction.

The fair value of securities transferred under repurchase transactions included within debt securities on the balance sheet were €9.8 billion (2009 – €6.9 billion, 2008 – €29.9 billion). Securities received as collateral under reverse repurchase agreements amounted to €8.1 billion (2009 – €7.3 billion, 2008 – €36.0 billion), of which €7.2 billion (2009 – €6.5 billion, 2008 – €32.1 billion) had been resold or repledged as collateral for the Group's own transactions.

Other collateral given

Group assets pledged against Group liabilities	2010 €m	2009 €m	2008 €m
Loans and advances to customers	423	1,086	6,794
Debt securities	-	-	474
	423	1,086	7,268

Liabilities secured by Group assets	2010 €m	2009 €m	2008 €m
Deposits by banks	-	130	4,298
Debt securities in issue	387	894	2,064
	387	1,024	6,362

Of the assets above, €0.4 billion (2009 – €1.1 billion; 2008 – €2.4 billion) relates to securitisations.

Securitisations and other asset transfers
Continued recognition
The Group participates in sales transactions where financial assets and the related cash flows are sold to a special purpose entity ('SPE'). When in these transactions neither significantly all risks and rewards nor control over the assets has been transferred, the entire asset continues to be recognized in the consolidated financial statement

The Group participated in various mortgage related transactions in the Netherlands that have been conducted without the involvement of an SPE (2009 – €146 million; 2008 – €151 million). These positions remained within the Dutch State acquired businesses, legally separated on 1 April 2010.

The table below sets out the asset categories together with the carrying amounts of the assets and associated liabilities for those securitisations and other asset transfers where substantially all the risks and rewards of the asset have been retained by the Group.

	2010		2009		2008
Asset type	Assets €m	Liabilities €m	Assets €m	Liabilities €m	Assets €m	Liabilities €m
Residential mortgages	423	387	685	935	1,801	1,849
Other loans	-	-	414	578	636	670
Commercial paper conduits	-	-	133	130	-	-
	423	387	1,232	1,643	2,437	2,519

Continuing involvement
The Group has not participated in any transaction where partial derecognition of specified portions of an entire financial asset have occurred.

Synthetic securitisations
The Group’s securitisations portfolio comprises own originated programs as well as sponsor and investor positions. The legacy, own originated ‘Basel I’ programs were structured to provide Basel I related capital relief. Since June 2010, under Basel II, these programs no longer provide any relief. Most of the legacy programs have been unwound in the course of 2010 or are in the process of being unwound.  Synthetic securitisations in 2010 amounted to €10.9 billion (2009 – €119 billion; 2008 – €111 billion).  The 2010 amount relates to a synthetic securitisation transaction between the Group and RBS plc to improve the capital position of the Group. Protection is purchased from RBS plc on a portfolio of corporate loans.

The protection bought (CDS) from the Dutch State on the Netherlands mortgage portfolio (€34.4 billion at 31 December 2009) remained within the Dutch State acquired businesses, legally separated on 1 April 2010.

Notes on the accounts continued	Financial Statements

27 Capital resources
The Group's regulatory capital resources in accordance with De Nederlandsche Bank (DNB) definitions were as follows:

	2010	2009	2008
Composition of regulatory capital	€m	€m	€m
Tier 1
Equity attributable to shareholders of the parent company	4,948	18,880	17,077
Non-controlling interests	24	36	46
Adjustment for:
– Goodwill and other intangible assets	(25)	(103)	(309)
– Unrealised losses on available-for-sale debt securities	2,530	1,059	1,015
– Unrealised gains on available-for-sale equities	(112)	(219)	(150)
– Other regulatory adjustments	(1,265)	192	99
Core Tier 1 capital	6,100	19,845	17,778
Preference shares	2,421	5,014	3,317
Less deductions from Tier 1 capital	(838)	(1,485)	(1,943)
Total Tier 1 capital	7,683	23,374	19,152

Tier 2
Unrealised gains on available-for-sale equities	112	219	150
Perpetual subordinated debt	4,105	7,841	7,774
Less deductions from Tier 2 capital	(838)	(1,485)	(1,943)
Total Tier 2 capital	3,379	6,575	5,981

Tier 3	-	-	272

Total regulatory capital	11,062	29,949	25,405

It is the Group’s policy to maintain a strong capital base and to utilise it efficiently throughout its activities to optimise the return to shareholders, while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the Group has regard to the supervisory requirements of DNB. DNB uses Capital Ratios as a measure of capital adequacy in the Dutch banking sector, comparing a bank’s capital resources with its risk-weighted assets (RWAs) (the assets and off-balance sheet exposures are weighted to reflect the inherent credit and other risks).

With effect from 30 June 2010, the Group migrated to Basel II status. 2009 and 2008 were calculated on a Basel I basis and reflect the inclusion of the Dutch State and Santander acquired businesses existing in the period prior to the legal separation of ABN AMRO Bank on 1 April 2010.

Notes on the accounts continued	Financial Statements

28 Memorandum items
Contingent liabilities and commitments
The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group's expectation of future losses.

	Less than 1 year	More than 1 year but less than 3 years	More than 3 years but less than 5 years	Over 5 years	2010	2009	2008
	€m	€m	€m	€m	€m	€m	€m
Contingent liabilities:
Guarantees and assets pledged as collateral security	17,290	2,473	1,755	2,412	23,930	32,379	35,777
Other contingent liabilities	4,603	24	183	5	4,815	4,388	6,371
	21,893	2,497	1,938	2,417	28,745	36,767	42,148

Commitments:
Undrawn formal standby facilities, credit lines and other commitments to lend
– less than one year	44	59	9	5	117	8,982	13,534
– one year and over	3,966	66	-	-	4,032	39,611	47,268
Other commitments	6,906	18,029	4,169	4,741	33,845	2,927	2,634
	10,916	18,154	4,178	4,746	37,994	51,520	63,436

Banking commitments and contingent obligations, which have been entered into on behalf of customers and for which there are corresponding obligations from customers, are not included in assets and liabilities. The Group's maximum exposure to credit loss, in the event of non-performance by the other party and where all counterclaims, collateral or security proves valueless, is represented by the contractual nominal amount of these instruments included in the table above. These commitments and contingent obligations are subject to the Group's normal credit approval processes.

Contingent liabilities
Guarantees – the Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer's obligations to third parties if the customer fails to do so. The maximum amount that the Group could be required to pay under a guarantee is its principal amount as disclosed in the table above. The Group expects most guarantees it provides to expire unused.

Other contingent liabilities – these include standby letters of credit, supporting customer debt issues and contingent liabilities relating to customer trading activities such as those arising from performance and customs bonds, warranties and indemnities. In the normal course of business, liabilities and contingent liabilities arise in respect of the Group’s tax position in the various jurisdictions in which it operates.  The Group makes provision for any liabilities in accordance with its accounting policy for provisions (page 105). Estimating the financial effect of certain contingent tax liabilities, for which the possibility of any outflow in settlement is neither remote nor probable, is not practicable.

Also included within other contingent liabilities as at 31 December 2010 is €4.0 billion which relates to the Groups obligations over liabilities held within the Dutch State acquired businesses included in the new ABN AMRO Bank N.V. On the division of an entity by demerger, Dutch law establishes a cross liability between surviving entities in respect of the creditors at the time of the demerger. The Group’s cross liability is limited by law to the lower of its equity and the eligible debts of ABN AMRO Bank N.V. on 1 April 2010. The likelihood of any cross liability crystallising is considered remote.

Commitments
Commitments to lend – under a loan commitment the Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities.

Other commitments – these include documentary credits, which are commercial letters of credit providing for payment by the Group to a named beneficiary against presentation of specified documents, forward asset purchases, forward deposits placed and undrawn note issuance and revolving underwriting facilities, and other short-term trade related transactions.

Notes on the accounts continued	Financial Statements

28 Memorandum items continued
Contractual obligations for future expenditure not provided in the accounts
The following table shows contractual obligations for future expenditure not provided for in the accounts at the year end.

	2010 €m	2009 €m	2008 €m
Operating leases
Minimum rentals payable under non-cancellable leases (1)
Within 1 year	95	182	165
After 1 year but within 5 years	206	391	337
After 5 years	284	323	254
	585	896	756
Property, plant and equipment
Other capital expenditure	2	52	32

Contracts to purchase goods or services (2)	-	9	13
Total	587	957	801

Notes:
(1)	Predominantly property leases
(2)	Of which due within 1 year: nil (2009 – € 9 million; 2008 – € 13 million)

Litigation
As a participant in the financial services industry, the Group operates in a legal and regulatory environment that exposes it to potentially significant litigation risks.  As a result, the Group is involved in various disputes and legal proceedings in the Netherlands, the United States and other jurisdictions, including litigation. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, particularly in the earlier stages of a case.

Other than as set out in this section entitled 'Litigation', so far as the Group is aware, neither it nor any of its subsidiaries is or has been engaged in or has pending or threatened any governmental, legal or arbitration proceedings which may have or have had in the recent past (covering the 12 months immediately preceding the date of this document) a significant effect on the Group’s financial position, profitability or cash flows.

Securitisation and securities related litigation in the United States
Group companies have been named as defendants in purported class actions and other lawsuits in the United States that relate to the securitisation and securities underwriting businesses. In general, the cases involve the issuance of mortgage backed securities, collateralised debt obligations, or public debt or equity where the plaintiffs have brought actions against the issuers and underwriters of such securities claiming that certain disclosures made in connection with the relevant offerings of such securities were false or misleading with respect to alleged “sub-prime” mortgage exposure. The Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. The Group cannot at this stage reliably estimate the liability, if any, that may arise as a result of or in connection with these lawsuits, individually or in the aggregate, or their effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

World Online International NV.
In November 2009 the Supreme Court in the Netherlands gave a declaratory judgment against World Online International N.V., Goldman Sachs International and RBS N.V.  In relation to claims arising out of the World Online initial public offering of 2000, it held that these defendants had committed certain wrongful acts in connection with the initial public offering. The judgment does not establish liability or the amount of any loss. The defendant banks have agreed to pay settlement sums to certain investors. The Group does not believe that such settlements or any final liability or loss will have a significant effect on the Group’s financial position or profitability.

Madoff
In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC filed a claim against the Group for $270 million. This is a clawback action similar to claims filed against six other institutions in December 2010.  The Group invested in Madoff funds through feeder funds. The Trustee alleges that the Group received $71 million in redemptions from the feeder funds and $200 million from its swap counterparties while the Group 'knew or should have known of Madoff’s possible fraud'. The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York Law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. The Group considers that it has substantial and credible legal and factual defences to the claim and intends to defend it vigorously.  The Group cannot at this stage reliably estimate any liability that may arise in connection with this claim or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Summary of other disputes, legal proceedings and litigation
The Group is engaged in other litigation in the Netherlands and a number of overseas jurisdictions, including the United Kingdom and the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of these other claims and proceedings will have a material adverse effect on the Group’s financial position or profitability in any particular period.

Notes on the accounts continued	Financial Statements

28 Memorandum items continued
Investigations
The Group’s businesses and financial condition can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the Netherlands, the European Union, the United States and elsewhere. The Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the Netherlands and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti- money laundering and applicable sanctions regimes.  It is possible that any matters discussed or identified may result in investigatory or other action being taken by the regulators, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group’s business activities or fines. Any of these events or circumstances could have a significant impact on the Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the European Union and elsewhere continues. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the Group’s control but could have a significant effect on the Group’s businesses and earnings.

US dollar clearing activities
In May 2010, following a criminal investigation by the United States Department of Justice ('DoJ') into its dollar clearing activities, Office of Foreign Assets Control compliance procedures and other Bank Secrecy Act compliance matters, RBS N.V. formally entered into a Deferred Prosecution Agreement ('DPA') with the DoJ resolving the investigation. The investigation was in relation to activities before the Consortium Members acquired RBS Holdings N.V. The agreement was signed by RBS N.V. and is binding on that entity and its subsidiaries.  Pursuant to the DPA, RBS N.V. paid a penalty of $500 million and agreed that it will comply with the terms of the DPA and continue to fully cooperate with any further investigations.  Payment of the penalty was made from a provision established in April 2007 when an agreement in principle to settle was first announced.  Upon satisfaction of the conditions of the DPA for the period of 12 months from May 2010, the matter will be fully resolved. Failure to comply with the terms of the DPA during the 12 month period could result in the DoJ recommencing its investigations, the outcome of which would be uncertain and could result in public censure and fines or have an adverse impact upon the Group’s operations, any of which could have significant effect on its business, reputation, results of operation and financial condition.

Other investigations
In the United States, the Group and certain subsidiaries have received requests for information from various governmental agencies, self-regulatory organisations, and state governmental agencies including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008, the Group was advised by the SEC that it had commenced a non-public, formal investigation relating to the Group’s United States sub-prime securities exposures and United States residential mortgage exposures. The Group and its subsidiaries are co-operating with these various requests for information and investigations.

Notes on the accounts continued	Financial Statements

29 Changes in operating assets and liabilities

	2010	2009	2008
	€m	€m	€m
Decrease/(increase) in loans and advances to banks and customers	187,990	82,905	266,120
(Increase)/decrease in securities	15,016	11,274	101,475
(Increase)/decrease in other assets	10,799	2,612	(109,714)
Decrease/(increase) in derivative assets	29,538	127,399	(57,932)
Changes in operating assets	243,343	224,190	199,949
(Decrease)/increase in deposits by banks and customers	(165,943)	(52,384)	(276,947)
(Decrease)/increase in debt securities in issue	(42,868)	(15,939)	(70,729)
Increase/(decrease) in other liabilities	(31,798)	21,849	70,966
(Decrease)/increase in derivative liabilities	(27,755)	(130,484)	72,074
Increase/(decrease) in settlement balances and short positions	(2,307)	(1,476)	(41,605)
Changes in operating liabilities	(270,671)	(178,434)	(246,241)
Charges in operating assets and liabilities	(27,328)	45,756	(46,292)

30 Interest received and paid
	2010 €m	2009 €m	2008 €m
Interest received	5,835	7,061	17,629
Interest paid	(5,201)	(3,279)	(12,858)
	634	3,782	4,771
31 Analysis of cash and cash equivalents

	2010 €m	2009 €m	2008 €m
At 1 January
– cash	28,528	5,891	17,176
– cash equivalents	(7,927)	(19,403)	(4,424)

Net cash (outflow)/ inflow	(17,047)	34,113	(26,264)
At 31 December	3,554	20,601	(13,512)

Comprising:
Cash and balances at central banks	8,500	28,528	5,891
Loans and advances to banks	7,275	3,858	4,259
Deposits by banks	(12,221)	(11,785)	(23,662)
Cash and cash equivalents	3,554	20,601	(13,512)

The Group had mandatory reserve deposits with central banks of €1,174 million (2009 – €4,791 million; 2008 – €3,414 million).

Notes on the accounts continued	Financial Statements

32 Segmental analysis
From 1 January 2010, the Group comprises four reportable segments, namely Global Banking & Markets (‘GBM’), Global Transaction Services (‘GTS’) and Central Items, together the ‘Core’ segments, and the Non-Core segment. This segmentation reflects the focus of and the governance created by the Managing Board on the RBS acquired businesses.

In 2009 the Group disclosed three reportable segments, namely the “RBS acquired”, “Dutch State acquired” and “Central Items” segments. The change from three reportable segments to four reportable segments reflects the focus of the Managing Board on the remaining RBS acquired businesses following the sale of the majority of the Dutch State acquired businesses to the new ABN AMRO Bank on 1 April 2010, the Dutch State acquired businesses are classified as discontinued operations and no longer represent a separate segment. Comparative segment figures have been restated to reflect the current organisation structure.

The Group is managed primarily by class of business and present the segmental analysis on that basis. This includes the review of net interest income for each class of business and so interest receivable and payable for all reportable segments is presented net. Segments charge market prices for services rendered to other parts of the Group; funding charges between segments are determined by Group Treasury, having regard to commercial demands. The segment measure is operating profit/ (loss) before tax. The Group's reportable segments are as follows:

Global Banking & Markets (GBM) represents the business providing an extensive range of debt and equity financing, risk management and investment services as a leading banking partner to major corporations and financial institutions around the world. The GBM business within the Group is organised along four principal business lines: Global Lending, Equities, Short Term Markets & Funding and Local Markets.

Global Transaction Services (GTS) provides global transaction services, offering Global Trade Finance, Transaction Banking and International Cash Management.

Central Items includes group and corporate functions, such as treasury, capital management and finance, risk management, legal, communications and human resources. Central Items manages the Group’s capital resources, statutory and regulatory obligations and provides services to the branch network.

Non-Core Segment contains a range of businesses and asset portfolios managed separately that the Group intends to run off or dispose of, in line with RBS Group strategy for Non-Core assets. It also includes the remaining assets and liabilities in RBS N.V. that have not yet been sold, wound down or alternatively transferred by the consortium members, the so-called ‘Shared Assets’, in which each of the consortium shareholders has a joint and indirect interest.

	Net interest income	Non- interest income	Total income	Operating expenses	Depreciation, amortisation & write-down of goodwill and other intangibles	Impairment losses	Operating profit/(loss) before tax
2010	€m	€m	€m	€m	€m	€m	€m
Global Banking & Markets	451	1,924	2,375	(1,539)	(74)	94	856
Global Transaction Services	306	305	611	(621)	(58)	4	(64)
Central items	43	301	344	(303)	(1)	-	40
Core	800	2,530	3,330	(2,463)	(133)	98	832
Non-Core	627	(85)	542	(736)	(48)	(165)	(407)
	1,427	2,445	3,872	(3,199)	(181)	(67)	425

2009
Global Banking & Markets	818	1,761	2,579	(2,056)	(226)	(258)	39
Global Transaction Services	355	318	673	(554)	(96)	(27)	(4)
Central items	(127)	103	(24)	(327)	(34)	-	(385)
Core	1,046	2,182	3,228	(2,937)	(356)	(285)	(350)
Non-Core	788	(2,646)	(1,858)	(1,008)	(297)	(1,338)	(4,501)
	1,834	(464)	1,370	(3,945)	(653)	(1,623)	(4,851)
Reconciling items(1)	-	27	27	(21)	(2)	-	4
	1,834	(437)	1,397	(3,966)	(655)	(1,623)	(4,847)

Notes:
(1)	Segments are stated as they are reviewed by management and therefore exclude the effect of the consolidation of Private Equity businesses which is shown as a reconciling item in 2009 and 2008.
(2)	Changes have been made to the Group’s operating segments in 2010. Data from 2009 and 2008 has been restated accordingly.

Notes on the accounts continued	Financial Statements

32 Segmental analysis continued

2008	Net interest income	Non- interest income	Total income	Operating expenses	Depreciation, amortisation & write-down of goodwill and other intangibles	Impairment losses	Operating profit/ (loss)
	€m	€m	€m	€m	€m	€m	€m
Global Banking & Markets	1,492	(1,480)	12	(3,428)	(256)	(563)	(4,235)
Global Transaction Services	457	384	841	(599)	(64)	(31)	147
Central items	(36)	834	798	(170)	(95)	3	536
Core	1,913	(262)	1,651	(4,197)	(415)	(591)	(3,552)
Non-Core	967	(9,600)	(8,633)	(1,336)	(262)	(2,329)	(12,560)
	2,880	(9,862)	(6,982)	(5,533)	(677)	(2,920)	(16,112)
Reconciling items(1)	(45)	1,690	1,645	(1,589)	(45)	-	11
	2,835	(8,172)	(5,337)	(7,122)	(722)	(2,920)	(16,101)

Notes:
(1)	Segments are stated as they are reviewed by management and therefore exclude the effect of the consolidation of Private Equity businesses which is shown as a reconciling item in 2009 and 2008.
(2)	Changes have been made to the Group’s operating segments in 2010. Data from 2009 and 2008 has been restated accordingly.

	2010			2009			2008
Total income	External €m	Inter segment €m	Total €m	External €m	Inter segment €m	Total €m	External €m	Inter segment €m	Total €m
Global Banking & Markets	2,577	(202)	2,375	2,512	67	2,579	(43)	55	12
Global Transaction Services	453	158	611	635	38	673	790	51	841
Central items	294	50	344	(159)	135	(24)	12	786	798
Core	3,324	6	3,330	2,988	240	3,228	759	892	1,651
Non-Core	548	(6)	542	(1,618)	(240)	(1,858)	(7,741)	(892)	(8,633)
	3,872	-	3,872	1,370	-	1,370	(6,982)	-	(6,982)
Reconciling items(1)	-	-	-	27	-	27	1,645	-	1,645
	3,872	-	3,872	1,397	-	1,397	(5,337)	-	(5,337)

Notes:
(1)	Segments are stated as they are reviewed by management and therefore exclude the effect of the consolidation of Private Equity businesses which is shown as a reconciling item in 2009 and 2008.

Notes on the accounts continued	Financial Statements

32 Segmental analysis - continued

	2010			2009			2008
	Assets €m	Liabilities €m	Cost to acquire fixed assets and intangible assets €m	Assets €m	Liabilities €m	Cost to acquire fixed assets and intangible assets €m	Assets €m	Liabilities €m	Cost to acquire fixed assets and intangible assets €m
Global Banking & Markets	130,029	130,029	40	179,692	172,643	42	356,799	356,810	2
Global Transaction Services	11,750	11,751	4	9,072	8,627	86	10,732	10,733	30
Central items	38,444	34,123	11	51,199	50,860	-	48,860	48,824	-
Core	180,223	175,903	55	239,963	232,130	128	416,391	416,367	32
Non-Core	19,487	18,949	7	43,672	36,864	83	71,294	62,394	271
	199,710	194,852	62	283,635	268,994	211	487,685	478,761	303

Reconciling items
Dutch State acquired businesses/private equity	672	558	-	185,710	181,435	337	179,132	170,933	273
	200,382	195,410	62	469,345	450,429	548	666,817	649,694	576

(b) Geographical segments
The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

2010	Netherlands €m	UK €m	Other Europe €m	Americas €m	Asia/ Pacific €m	Total €m
Net interest income	(16)	44	447	445	507	1,427
Net fees and commissions	451	70	353	65	427	1,366
Income from trading activities	178	665	144	51	93	1,131
Other operating income/(loss)	90	245	(107)	(192)	(88)	(52)
Total income	703	1,024	837	369	939	3,872

Operating profit/(loss) before tax	24	696	(71)	121	(345)	425
Total assets	64,964	79,799	19,791	7,541	28,287	200,382
Total liabilities	60,015	79,799	19,768	7,541	28,287	195,410
Net assets attributable to equity owners and non-controlling interests	4,949	-	23	-	-	4,972
Contingent liabilities and commitments	18,807	5,433	17,915	17,097	7,488	66,740
Cost to acquire property, plant and equipment and intangible assets	-	19	14	1	28	62

Notes on the accounts continued	Financial Statements

32 Segmental analysis - continued

(b) Geographical segments - continued
The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

2009	Netherlands €m	UK €m	Other Europe €m	Americas €m	Asia/ Pacific €m	Total €m
Net interest income	119	75	563	292	785	1,834
Net fees and commissions	(115)	245	429	127	337	1,023
(Loss)/income from trading activities	603	(1,691)	227	124	434	(303)
Other operating income/(loss)	(671)	24	(45)	(159)	(306)	(1,157)
Total income	(64)	(1,347)	1,174	384	1,250	1,397

Operating (loss)/profit before tax	(1,751)	(2,491)	69	(151)	(523)	(4,847)
Total assets	276,171	109,149	39,066	10,104	34,855	469,345
Total liabilities	257,283	109,149	39,038	10,104	34,855	450,429
Equity	18,888	-	28	-	-	18,916
Contingent liabilities and commitments	28,596	8,567	22,161	22,093	6,870	88,287
Cost to acquire property, plant and equipment and intangible assets	442	15	42	7	42	548

2008
Net interest income	1,078	82	660	325	690	2,835
Net fees and commissions	12	30	593	246	426	1,307
Income/(loss) from trading activities	(35)	(8,597)	198	83	635	(7,716)
Other operating income	(1,056)	(520)	157	(130)	(214)	(1,763)
Total income	(1)	(9,005)	1,608	524	1,537	(5,337)

Operating profit before tax	(4,411)	(10,859)	73	(285)	(619)	(16,101)
Total assets	280,960	264,778	40,651	20,987	59,441	666,817
Total liabilities	263,866	264,778	40,622	20,987	59,441	649,694
Equity	17,094	-	29	-	-	17,123
Contingent liabilities and commitments	32,729	10,420	26,483	26,646	9,306	105,584
Cost to acquire property, plant and equipment and intangible assets	418	32	43	26	57	576

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management

This section provides details of the exposure to risk arising from financial instruments and how those risks are managed.

The most important types of risk associated with financial instruments are:

•	Funding and liquidity risk
•	Credit Risk
•	Market Risk

Funding and liquidity risk
The objective of the Group’s funding and liquidity management framework is to ensure that at all times the Group can meet its obligations as they fall due, and that access to the wholesale markets is co-ordinated and cost-effective.

The Group’s balance sheet composition is a function of the products and markets served by its customer franchise businesses.  The structural integrity of the balance sheet is augmented as needed through active management of its asset and liability portfolios.

The Group acts to enhance its flexibility through an unsecured term debt issuance in numerous geographies, currencies and maturities.

Stress testing
Simulated liquidity stress testing is periodically performed for each business and applied to the major operating subsidiary balance sheets.  A variety of firm-specific and market related scenarios are used at the consolidated level and in individual countries. These scenarios include assumptions about significant changes in key funding sources, credit ratings, contingent uses of funding, and political and economic conditions in certain countries. Stress tests are regularly updated based on changing market conditions.

Contingency planning
The Group has a Contingency Funding Plan (CFP) which is maintained and updated as the balance sheet evolves. The CFP is linked to stress test results and forms the foundation for liquidity risk limits.  Limits in the business-as-usual environment are bounded by capacity to satisfy RBS Group’s liquidity needs in the stress environments.  The CFP provides a detailed description of the availability, size and timing of all sources contingent liquidity available to the Group Treasurer in a stress event.

These are ranked in order of economic impact and effectiveness to meet the anticipated stress requirement.  The CFP includes documented procedures and signoffs for actions that may require businesses to provide access to customer assets for collateralized borrowing, securitisation or sale.  Roles and responsibilities for the effective implementation of the CFP are also documented.

Liquidity reserves
The Group maintains central liquidity reserves sufficient to satisfy cash requirements in the event of a severe disruption in its access to either wholesale or corporate funding sources. The reserves consist of high quality unencumbered European Central Bank eligible securities and cash held on deposit at central banks. The Group also maintains local liquidity reserves, where the securities vary by type and currency based on local regulatory considerations.

Regulatory oversight
The Group operates in multiple jurisdictions and is subject to a number of regulatory regimes.  The Group's lead regulator in the Netherlands is DNB.  The Group is a subsidiary of the RBS Group whose lead regulator is the UK is the FSA. In the US, the Group’s operations are required to meet liquidity requirements set out by the US Federal Reserve Bank, Office of the Comptroller of the Currency, Federal Deposit Insurance Corporation and Financial Industry Regulatory Authority.

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued
Funding and liquidity risk continued
Assets and liabilities by contractual maturity

The table below shows the contractual undiscounted cash flows receivable and payable up to a period of twenty years including future receipts and payments of interest of the on balance sheet assets by contractual maturity. The balances in the table below do not agree directly to the consolidated balance sheet, as the table includes all cash flows relating to principal and future coupon payments presented on an undiscounted basis.

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2010	€m	€m	€m	€m	€m	€m
Assets by contractual maturity
Cash and balances at central banks	8,294	-	-	-	-	29
Loans and advances to banks	24,290	1,056	716	164	470	10
Debt securities	7,257	4,674	12,255	12,352	10,485	6,811
Settlement balances	3,573	-	-	-	-	-
Other financial assets	-	-	235	402	-	-
Total maturing assets	43,414	5,730	13,206	12,918	10,955	6,850
Loans and advances to customers	19,329	5,925	10,687	6,063	4,161	1,634
Derivatives held for hedging	45	65	303	139	129	69
	62,788	11,720	24,196	19,120	15,245	8,553

Liabilities by contractual maturity
Deposits by banks	27,450	1,659	899	706	812	245
Debt securities in issue	8,239	6,590	12,757	11,412	12,628	3,048
Subordinated liabilities	88	324	504	3,507	1,465	1,162
Settlement balances and other liabilities	4,287	65	139	266	436	-
Total maturing liabilities	40,064	8,638	14,299	15,891	15,341	4,455
Customer accounts	46,612	1,484	1,199	1,263	2,672	1,948
Derivatives held for hedging	323	449	1,373	627	459	260
	86,999	10,571	16,871	17,781	18,472	6,663

Maturity gap	3,350	(2,908)	(1,093)	(2,973)	(4,386)	2,395
Cumulative maturity gap	3,350	442	(651)	(3,624)	(8,010)	(5,615)

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued

Funding and liquidity risk continued
Assets and liabilities by contractual maturity continued

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2009	€m	€m	€m	€m	€m	€m
Assets by contractual maturity
Cash and balances at central banks	28,400	-	-	-	-	24
Loans and advances to banks	34,253	614	901	927	1,063	187
Debt securities	14,299	9,182	12,257	13,069	27,234	7,195
Settlement balances	3,397	-	-	-	-	-
Other financial assets	-	166	194	204	-	-
Total maturing assets	80,349	9,962	13,352	14,200	28,297	7,406
Loans and advances to customers	58,564	9,662	19,335	20,938	28,021	35,599
Derivatives held for hedging	345	345	1,487	1,487	511	-
Total assets	139,258	19,969	34,174	36,625	56,829	43,005

Liabilities by contractual maturity
Deposits by banks	31,531	9,789	1,535	1,615	1,003	90
Debt securities in issue	20,634	20,085	14,132	15,019	30,312	1,967
Subordinated liabilities	122	847	23	24	9,310	192
Settlement balances and other liabilities	7,569	-	-	-	-	-
Total maturing liabilities	59,856	30,721	15,690	16,658	40,625	2,249
Customer accounts	183,244	6,548	2,109	2,206	4,125	3,030
Derivatives held for hedging	482	482	1,777	1,778	3,684	-
Total liabilities	243,582	37,751	19,576	20,642	48,434	5,279

Maturity gap	20,493	(20,759)	(2,338)	(2,458)	(12,328)	5,157
Cumulative maturity gap	20,493	(266)	(2,604)	(5,062)	(17,390)	(12,233)

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued

Funding and liquidity risk continued
Assets and liabilities by contractual maturity continued

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2008	€m	€m	€m	€m	€m	€m
Assets by contractual maturity
Cash and balances at central banks	5,820	-	-	-	-	48
Loans and advances to banks	45,521	23,383	1,439	1,566	1,065	148
Debt securities	23,464	5,893	8,247	8,978	55,835	1,633
Settlement balances	7,667	-	-	-	-	-
Other financial assets	-	477	4	2	-	-
Total maturing assets	82,472	29,753	9,690	10,546	56,900	1,829
Loans and advances to customers	86,336	22,310	24,782	27,197	33,622	41,190
Derivatives held for hedging	988	988	75	75	547	-
Total assets	169,796	53,051	34,547	37,818	91,069	43,019

Liabilities by contractual maturity
Deposits by banks	76,989	12,210	2,316	2,500	1,111	201
Debt securities in issue	37,243	9,093	22,989	24,932	18,498	12,958
Subordinated liabilities	157	1,557	480	525	11,707	315
Settlement balances and other liabilities	8,985	-	-	-	-	-
Total maturing liabilities	123,374	22,860	25,785	27,957	31,316	13,474
Customer accounts	176,284	23,724	4,006	4,256	3,898	3,404
Derivatives held for hedging	1,202	1,202	218	218	2,303	-
Total liabilities	300,860	47,786	30,009	32,431	37,517	16,878

Maturity gap	(40,902)	6,893	(16,095)	(17,411)	25,584	(11,645)
Cumulative maturity gap	(40,902)	(34,009)	(50,104)	(67,515)	(41,931)	(53,576)

Guarantees and commitments	2010 €m	2009 €m	2008 €m
Guarantees (1)	24,458	33,568	37,509
Commitments (2)	37,995	51,520	63,436
	62,453	85,088	100,945

Notes:
(1)	The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group expects most guarantees it provides to expire unused.
(2)
The Group has given commitments to provide funds to customers under undrawn formal facilities, credit lines and other commitments to lend subject to certain conditions being met by the counterparty. The Group does not expect all facilities to be drawn, and some may lapse before drawdown.

The tables above have been prepared on the following basis:

Financial assets have been reflected in the time band of the latest date on which they could be repaid, unless earlier repayment can be demanded by the Group. Financial liabilities are included at the earliest date on which the counterparty can require repayment regardless of whether or not such early repayment results in a penalty. If the repayment of a financial asset or liability is triggered by, or is subject to, specific criteria, such as market price hurdles being reached, the asset is included in the latest date on which it can repay regardless of early repayment, the liability is included at the earliest possible date that the conditions could be fulfilled without considering the probability of the conditions being met.

For example, if a structured note is automatically prepaid when an equity index exceeds a certain level, the cash outflow will be included in the less than three months period whatever the level of the index at the year end.  The settlement date of debt securities in issue, issued by certain securitisation vehicles consolidated by the Group, depends on when cash-flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash-outflow relating to securities assumes that each asset will be prepaid at the earliest possible date. As the repayment of assets and liabilities are linked, the repayment of assets in securitisations are shown on the earliest date that the asset can be prepaid as this is the basis used for liabilities.

Assets and liabilities with a contractual maturity of greater than twenty years - the principal amounts of financial assets and liabilities that are repayable after twenty years or where the counterparty has no right to repayment of the principal are excluded from the table, as are interest payments after twenty years.

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued

Balance sheet management: Interest rate risk
The banking book consists of interest bearing assets, liabilities and derivative instruments used to mitigate risks which are primarily accounted for on an accrual basis, as well as non interest bearing balance sheet items which are not subjected to fair value accounting.

The Group provides financial products to satisfy a variety of customer requirements. Loans and deposits are designed to meet out customers’ objectives with regard to repricing frequency, tenor, index, prepayment, optionality and other features. These characteristics are aggregated to form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market rates. Mismatches in these sensitivities give rise to interest rate risk if interest rates rise or fall.

Interest rate risk in the banking book (IRRBB) is assessed using a set of standards to define, measure and report the market risk.

It is the Group’s policy to minimise interest rate sensitivity in banking book portfolios and where interest rate risk is retained to ensure that appropriate measures and limits are applied. Key conventions in evaluating IRRBB are subjected to approval granted by the Group ALCO. Limits on IRRBB are set according to the Non-Trading Interest Rate Risk Policy and are subject to Group ALCO approval.

IRRBB is measured using a version of the same VaR methodology that is used by RBS Group, that is, on the basis of historical simulation using two years of unweighted data. The holding period is one day and the confidence level 99%.

The Group is required to manage banking book exposures through transactions with RBS plc to the greatest extent possible.

Group Treasury aggregates exposures arising from its own external activities and positions transferred in from the Regional Treasuries.  Where appropriate, Group Treasury nets offsetting risk exposures to determine a residual exposure to rate movements. Hedging transactions with RBS plc, using cash and derivative instruments, are executed to manage the net positions according to the Non-Trading Interest Rate Risk Policy.

Residual risk positions are routinely reported to the Group ALCO, the Group Managing and Supervisory Board and the Group RCC.

IRRBB VaR for the Group's retail and commercial banking activities at a 99% confidence level was as follows. The figures exclude the banking books of Short Term Markets and Finance ('STMF') which are reported within the Market Risk section.

	Average	Period end	Maximum	Minimum
	€m	€m	€m	€m
2010	30.1	16.2	69.9	16.2
2009	50.4	39.0	75.2	32.5
2008	20.9	27.8	31.9	10.9

Key points
VaR reduced in 2010 following the legal separation of the Dutch State acquired business included in the new ABN AMRO Bank N.V.

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued

Funding and liquidity risk continued
Structural Foreign Exchange risk
Structural foreign exchange exposures represent net investment in subsidiaries, associates and branches, the functional currencies of which are currencies other than the Euro. The Group hedges structural foreign exchange exposures in limited circumstances. The Group’s policy objective is to ensure, where practical, that its consolidated capital ratios are largely protected from the effect of changes in exchange rates. The Group attempts to limit the sensitivity to its Core Tier 1 ratio to 15 basis points in a 10% rate shock scenario.  The Group’s structural foreign exchange position is reviewed by ALCO regularly.

	Net investments in foreign operations	Net investment hedges	Structural foreign currency exposures
2010	€m	€m	€m
US dollar	1,271	(730)	541
Pound sterling	1,358	(1,238)	120
Other non-euro	3,779	(2,298)	1,481
	6,408	(4,266)	2,142

2009
US dollar	768	(543)	225
Pound sterling	(873)	(72)	(945)
Other non-euro	4,064	(2,876)	1,188
	3,959	(3,491)	468

2008
US dollar	802	435	1,237
Pound sterling	(5,867)	(272)	(6,139)
Other non-euro	3,323	(1,505)	1,818
	(1,742)	(1,342)	(3,084)

Note:
(1)	Includes minority participations.

Sensitivity of equity to exchange rates
Changes in foreign currency exchange rates will affect equity in proportion to the structural foreign currency exposure. The table shows the sensitivity of the Group's equity capital to a 10% appreciation and 10% depreciation in the Euro against all foreign currencies

20101		2009		2008
Euro appreciates 10%	Euro depreciates 10%	Euro appreciates 10%	Euro depreciates 10%	Euro appreciates 10%	Euro depreciates 10%
€m	€m	€m	€m	€m	€m
(367)	435	(259)	259	312	(312)

1 The basis used to calculate the sensitivity to a percentage change in the Euro against all foreign currencies was revised in line with RBS Group methodology.

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued
Credit risk: Balance sheet analysis and exposures
The following tables provide an analysis of financial assets by industry sector, geography and internal credit quality gradings.

Financial assets: Industry analysis
The table below analysis total financial assets by industry.

	Loans and advances	Securities	Derivatives	Other (1)	Total	Netting and offset (2)
2010	€m	€m	€m	€m	€m	€m
Total
Central and local government	1,544	26,038	383	7	27,972	-
Finance	39,786	45,413	25,194	3,858	114,251	7,865
Residential mortgages	984	-	-	-	984	-
Personal lending	427	72	-	-	499	-
Property	1,110	53	142	-	1,305	-
Construction	921	46	47	-	1,014	-
Manufacturing	9,213	170	404	-	9,787	-
Service industries and business activities	18,297	1,874	2,102	-	22,273	2
Agriculture, forestry and fishing	165	-	-	-	165	-
Finance lease and instalment credit	54	-	-	-	54	-
Interest accruals	272	1,228	-	-	1,500	-
Total gross of provisions	72,773	74,894	28,272	3,865	179,804	7,867
Provisions	(1,572)	-	-	-	(1,572)	-
Total	71,201	74,894	28,272	3,865	178,232	7,867

Comprising:
Derivative balances						2,864
Derivative collateral						4,999
Other						4
						7,867
2009

Central and local government	2,624	48,596	100	37	51,357	3
Finance	74,289	40,862	50,984	2,550	168,685	7,243
Residential mortgages	102,687	14	259	-	102,960	-
Personal lending	3,017	-	196	1	3,214	45
Property	5,323	517	484	119	6,443	-
Construction	1,426	413	22	20	1,881	-
Manufacturing	19,890	1,806	2,838	115	24,649	74
Service industries and business activities	47,504	8,249	1,639	911	58,303	33
Agriculture, forestry and fishing	5,202	269	23	10	5,504	-
Finance lease and instalment credit	19	14	-	-	33	-
Interest accruals	1,407	1,296	847	2	3,552	-
Total gross of provisions	263,388	102,036	57,392	3,765	426,581	7,398
Provisions	(5,711)	-	-	-	(5,711)	-
Total	257,677	102,036	57,392	3,765	420,870	7,398
For notes to this table refer to page 173.

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued
Credit risk: Balance sheet analysis and exposures continued

Financial Assets: Industry analysis continued

2008	Loans and advances	Securities	Derivatives	Other (1)	Total	Netting and offset (2)
	€m	€m	€m	€m	€m	€m
Central and local government	8,434	32,829	2,155	16	43,434	367
Finance	122,132	51,591	172,141	6,458	352,321	97,749
Residential mortgages	101,669	23	4	-	101,696	-
Personal lending	9,072	1	226	-	9,299	53
Property	6,037	427	66	72	6,602	43
Construction	1,964	107	61	27	2,159	7
Manufacturing	30,439	1,574	6,588	130	38,731	2,587
Service industries and business activities	59,796	17,528	3,877	1,025	82,226	926
Agriculture, forestry and fishing	5,020	107	-	14	5,141	-
Finance lease and instalment credit	114	21	-	-	135	30
Interest accruals	3,887	1,581	91	5	5,564	-
Total gross of provisions	348,564	105,789	185,209	7,747	647,308	101,762
Provisions	(4,564)	-	-	-	(4,564)	-
Total	344,000	105,789	185,209	7,747	642,744	101,762

Notes:
(1)	Includes settlement balances.
(2)
This shows the amount by which the Group's credit risk exposure is reduced through arrangements, such as master netting agreements, which give the Group a legal right to set-off the financial asset against a financial liability due to the same counterparty. In addition, the Group holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

Geographical analysis of loans and advances to banks and customers

	2010	2009	2008
	€m	€m	€m
Loans and advances to banks
Netherlands	6,072	9,910	10,732
US	280	42	512
Rest of world	20,353	27,767	60,246
	26,705	37,719	71,490

Loans and advances to customers
Netherlands	9,621	155,034	163,100
US	1,531	4,078	10,674
Rest of world	33,344	60,846	98,736
Total	44,496	219,958	272,510
	71,201	257,677	344,000

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued
Credit risk: Balance sheet analysis and exposures continued

Financial assets: asset quality
The asset quality analysis presented below is based on the Group’s internal asset quality ratings which have ranges for the probability of default, as set out below. Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type. All credit grades across the Group map to both a Group level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across portfolios. Debt securities are analysed by external ratings agencies and are therefore excluded from the table below and set out on page 175.

Asset quality band	Probability of default range
AQ1	0% - 0.03%
AQ2	0.03% - 0.05%
AQ3	0.05% - 0.10%
AQ4	0.10% - 0.38%
AQ5	0.38% - 1.08%
AQ6	1.08% - 2.15%
AQ7	2.15% - 6.09%
AQ8	6.09% - 17.22%
AQ9	17.22% - 100%
AQ10	100%

Financial assets: asset quality continued

	Cash and balances at central banks	Loans and advances to banks	Loans and advances to customers	Settlement balances	Derivatives	Other financial instruments	Commitments	Contingent liabilities	Total
2010	€m	€m	€m	€m	€m	€m	€m	€m	€m
AQ1	7,923	12,758	11,047	3,174	12,200	235	13,289	4,844	65,470
AQ2	15	587	2,620	122	1,444	-	3,622	1,217	9,627
AQ3	53	732	4,431	11	1,140	-	4,168	2,687	13,222
AQ4	216	565	9,001	(1)	1,402	-	7,604	4,114	22,901
AQ5	111	2,502	7,069	5	945	-	4,066	1,757	16,455
AQ6	-	170	2,956	1	80	-	943	275	4,425
AQ7	-	131	2,973	-	229	-	1,129	1,725	6,187
AQ8	-	-	794	-	135	-	2,126	10,786	13,841
AQ9	-	118	1,333	-	193	-	319	509	2,472
AQ10	5	89	1,373	2	257	-	726	170	2,622
Balances with RBS Group	-	9,039	128	259	10,247	-	2	661	20,336
Accruing past due	-	4	190	-	-	-	-	-	194
Impaired	-	55	2,108	-	-	434	-	-	2,597
Impairment provision	-	(45)	(1,527)	-	-	(33)	-	-	(1,605)
Total	8,323	26,705	44,496	3,573	28,272	636	37,994	28,745	178,744

2009
AQ1	28,382	22,775	21,047	3,298	20,343	370	6,676	4,762	107,653
AQ2	-	1,100	6,085	-	1,313	-	5,872	4,190	18,560
AQ3	-	309	10,762	-	694	-	5,911	4,219	21,895
AQ4	-	670	45,156	-	3,576	-	18,736	13,372	81,510
AQ5	-	3,156	55,390	-	3,091	-	6,693	4,776	73,106
AQ6	-	423	23,592	-	438	-	1,664	1,187	27,304
AQ7	-	96	24,366	-	445	-	1,855	1,325	28,087
AQ8	-	179	13,644	-	226	-	1,577	1,125	16,751
AQ9	-	267	10,480	-	247	-	1,902	1,358	14,254
AQ10	-	89	2,873	-	82	-	634	452	4,130
Balances with RBS Group	-	8,611	1,602	100	26,937		-	1	37,251
Accruing past due	-	-	2,626	-	-	-	-	-	2,626
Impaired	-	119	7,971	-	-	-	-	-	8,090
Impairment provision	-	(75)	(5,636)	-	-	-	-	-	(5,711)
Total	28,382	37,719	219,958	3,398	57,392	370	51,520	36,767	435,506

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued
Credit risk: Balance sheet analysis and exposures continued
Financial assets: asset quality continued

	Cash and balances at central banks	Loans and advances to banks	Loans and advances to customers	Settlement balances	Derivatives	Other financial instruments	Commitments	Contingent liabilities	Total
2008	€m	€m	€m	€m	€m	€m	€m	€m	€m
AQ1	2,927	31,174	41,527	3,757	58,222	164	18,831	211	156,813
AQ2	585	6,235	8,305	729	11,644	33	3,766	42	31,339
AQ3	1,171	12,469	16,611	1,457	23,289	65	7,533	84	62,679
AQ4	1,171	12,879	34,425	1,457	24,804	65	12,974	6,617	94,392
AQ5	-	1,022	40,030	-	4,182	-	7,947	15,173	68,354
AQ6	-	679	42,320	-	2,956	-	3,153	10,853	59,961
AQ7	-	199	60,315	-	867	-	1,942	6,639	69,962
AQ8	-	322	10,140	-	1,164	-	3,124	1,084	15,834
AQ9	-	322	10,140	-	1,164	-	3,124	1,084	15,834
AQ10	-	107	3,442	-	388	-	1,042	361	5,340
Balances with RBS Group	-	6,080	797	267	56,529	-	-	-	63,673
Accruing past due	-	-	3,004	-	-	-	-	-	3,004
Impaired	-	48	5,972	-	-	-	-	-	6,020
Impairment provision	-	(46)	(4,518)	-	-	-	-	-	(4,564)
Total	5,854	71,490	272,510	7,667	185,209	327	63,436	42,148	648,641

Key points

Debt securities
The table below analyses debt securities by issuer and external ratings.

	Central and local government
	NL €m	US €m	Other €m	Banks and building societies €m	ABS (1) €m	Corporate €m	Other €m	Total €m
2010
AAA	3,526	2,328	11,887	184	14,466	430	-	32,821
AA to AA+	-	-	929	684	2,978	212	-	4,803
A to AA-	-	-	3,784	121	824	133	-	4,862
BBB- to A-	-	-	3,031	610	49	54	-	3,744
Non-investment grade	-	-	1,682	1,760	5	1,912	-	5,359
Unrated	-	-	-	67	67	537	-	671
	3,526	2,328	21,313	3,426	18,389	3,278	-	52,260

2009
AAA	6,871	4,636	20,422	3,194	23,367	588	-	59,078
AA to AA+	-	-	4,497	1,182	845	74	-	6,598
A to AA-	-	-	9,188	515	75	220	-	9,998
BBB- to A-	-	-	3,406	1,480	29	1,498	-	6,413
Non-investment grade	-	-	194	38	59	692	-	983
Unrated	-	-	526	63	20	752	369	1,730
Group	6,871	4,636	38,233	6,472	24,395	3,824	369	84,800

2008
AAA	4,069	5,402	18,915	2,536	29,679	719	-	61,320
BBB- to AA+	-	-	12,121	2,061	885	1,396	-	16,463
Non-investment grade	-	-	223	138	926	811	-	2,098
Unrated	-	-	560	1,248	252	1,615	3,492	7,167
Group	4,069	5,402	31,819	5,983	31,742	4,541	3,492	87,048
Note:
(1)	Asset-backed securities.

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued
Credit risk: Balance sheet analysis and exposures continued
Derivatives
The table below analyses the Group’s derivative assets by internal credit quality banding and residual maturity and the effect of position netting and collateral. Master netting agreements in respect of mark-to-market (mtm) values set out below do not result in a net presentation in the Group’s balance sheet under IFRS.

2010	0 - 3 months €m	3 - 6 months €m	6 - 12 months €m	1 - 5 years €m	Over 5 years €m	Gross assets €m
AQ1	1,745	428	1,741	5,163	3,123	12,200
AQ2	76	7	73	983	305	1,444
AQ3	189	63	90	493	305	1,140
AQ4	531	51	110	585	125	1,402
AQ5	538	12	44	203	148	945
AQ6	13	5	10	45	7	80
AQ7	14	19	9	121	66	229
AQ8	1	-	7	36	91	135
AQ9	105	3	1	44	40	193
AQ10	182	-	10	33	32	257
Balances with RBS Group	2,212	529	513	5,458	1,535	10,247
	5,606	1,117	2,608	13,164	5,777	28,272
Counterparty mtm netting						(2,864)
Cash collateral held against derivative exposures						(1,786)
Net exposure						23,622

Contract type	0 - 3 months €m	3 - 6 months €m	6 - 12 months €m	1 - 5 years €m	Over 5 years €m	Gross assets €m	Counterparty mtm netting €m	Net exposure €m
2010
Exchange rate	2,018	629	777	3,182	1,139	7,745	(389)	7,356
Interest rate	2,297	187	327	6,008	3,806	12,625	(1,399)	11,226
Credit derivatives	514	3	32	372	676	1,597	(1,076)	521
Equity and commodity	777	298	1,472	3,602	156	6,305	-	6,305
	5,606	1,117	2,608	13,164	5,777	28,272		25,408
Cash collateral held against derivative exposures								(1,786)
Net exposure								23,622

2009
Exchange rate	3,276	1,329	1,780	6,372	3,193	15,950	(1,821)	14,129
Interest rate	402	349	1,672	14,930	13,197	30,550	(1,728)	28,822
Credit derivatives	140	1	14	1,293	2,226	3,674	(1,255)	2,419
Equity and commodity	1,830	578	1,336	3,165	309	7,218	(2,431)	4,787
	5,648	2,257	4,802	25,760	18,925	57,932		50,157

2008
Exchange rate	12,870	3,298	5,241	14,921	8,300	44,630	(13,521)	31,109
Interest rate	2,778	1,540	3,250	31,608	46,979	86,155	(55,342)	30,813
Credit derivatives	234	123	812	26,992	16,781	44,942	(30,959)	13,983
Equity and commodity	1,471	1,090	2,710	4,002	209	9,482	(1,056)	8,426
	17,353	6,051	12,013	77,523	72,269	185,209		84,331

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued
Credit risk: Balance sheet analysis and exposures continued
Risk elements in lending and impairments
The Group classifies impaired assets as either risk elements in lending (REIL) or potential problem loans (PPL). REIL represents impaired loans, and loans that are accruing but are past due 90 days. PPL represents impaired assets which are not included in REIL, but where information about possible credit problems cause management to have serious doubts about the future ability of the borrower to comply with loan repayment terms.

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

The analysis of risk elements in lending and impairments below, form a key part of the data provided to senior management on the credit performance of the Group's portfolios.

The table below analyses the Group's REIL and PPL and takes no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provisions.

	2010			2009			2008
	Core	Non-Core	Group	Core	Non-Core	Group	Group
	€m	€m	€m	€m	€m	€m	€m
Impaired loans (1)
Domestic	133	312	445	130	5,268	5,398	3,429
Foreign	541	1,178	1,719	776	1,915	2,691	2,592
	674	1,490	2,164	906	7,183	8,089	6,021

Accruing loans past due 90 days or more (2)
Domestic	48	3	51	56	36	92	63
Foreign	5	4	9	31	30	61	55
	53	7	60	87	66	153	118
Total REIL	727	1,497	2,224	993	7,249	8,242	6,139

Potential problem loans (3)
Domestic	3	10	13	94	72	166	239
Foreign	40	80	120	59	307	366	433
Total PPL	43	90	133	153	379	532	672

REIL as a % of gross loans to customers (4)			4.8%			3.9%	2.3%
REIL and PPL as a % of gross loans to customers (4)			5.1%			4.1%	2.6%

Notes:
(1)	Loans which have defaulted and against which an impairment provision is held.
(2)	Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.
(3)
Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for advances and revolving credit facilities where the past due concept is not applicable.

(4)	Excludes reverse repos.

Past due analysis
The following loans and advances to customers were past due at the balance sheet date but not considered impaired:

	2010			2009			2008
	Core	Non-Core	Total	Core	Non-Core	Total	Total
	€m	€m	€m	€m	€m	€m	€m
Past due 1-29 days	11	40	51	126	1,590	1,716	1,745
Past due 30-59 days	22	20	42	11	520	531	840
Past due 60-89 days	10	30	40	12	214	226	301
Past due 90 days or more	53	7	60	87	66	153	118
	96	97	193	236	2,390	2,626	3,004
Note:
(1)
Includes collectively assessed balances  that are past due as a result of administrative and other delays in recording payments or in finalising documentation and other events unrelated to credit quality.

The Group does not disclose the fair value of collateral held as security or other credit enhancements on loans and advances past due but not impaired, or on individually assessed impaired loans and advances, as it is not practicable to do so.

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued

Credit risk management
Credit risk is the risk of financial loss owing to the failure of customers or counterparties to meet payment obligations. The quantum and nature of credit risk assumed across the Group's different businesses varies considerably, while the overall credit risk outcome usually exhibits a high degree of correlation to the macroeconomic environment.

Credit risk organisation
The existence of a strong credit risk management organisation is vital to support the ongoing profitability of the Group. The potential for loss through economic cycles is mitigated through the embedding of a robust credit risk culture within the business units and through a focus on the importance of sustainable lending practices. The role of the credit risk management organisation is to own the credit approval, concentration and risk appetite frameworks and to act as the ultimate authority for the approval of credit. This, together with strong independent oversight and challenge, enables the business to maintain a sound lending environment within risk appetite.

Responsibility for development of RBS Group-wide policies, credit risk frameworks, RBS Group-wide portfolio management and assessment of provision adequacy sits within the functional RBS Group Credit Risk organisation (“GCR”) under the management of the RBS Group Chief Credit Officer. Execution of these policies and frameworks is the responsibility of the risk management organisations located within the RBS Group’s business divisions. These divisional credit risk functions work together with GCR to ensure that the RBS Groups' Board’s expressed risk appetite is met within a clearly defined and managed control environment. Each credit risk function within the division is managed by a Chief Credit Officer who reports jointly to a divisional Chief Risk Officer and to the RBS Group Chief Credit Officer. Divisional activities within credit risk include credit approval, transaction and portfolio analysis, early problem recognition and ongoing credit risk stewardship.

GCR is additionally responsible for verifying compliance by the Group with all RBS Group credit policies. It is assisted in this by a credit quality assurance function owned by the RBS Group Chief Credit Officer.

Credit risk appetite
The Group's Credit risk appetite is managed and controlled through a series of frameworks designed to limit concentration by sector, counterparty, country or asset class. These are supported by a suite of RBS Group-wide and divisional policies setting out the risk parameters within which business units may operate. Information on the Group’s credit portfolios is reported to the Managing Board via the divisional and Group level risk committees described in the Governance section on page 28 and 87.

Sector
Across wholesale portfolios, exposures are assigned to, and reviewed in the context of, a defined set of industry sectors. Through this sector framework, appetite and portfolio strategies are agreed and set at aggregate and more granular levels where exposures have the potential to represent excessive concentration or where trends in both external factors and internal portfolio performance give cause for concern. Formal periodic reviews are undertaken at RBS Group or at Group level depending on materiality; these may include an assessment of the Group’s franchise in a particular sector, an analysis of the outlook (including downside outcomes), identification of key vulnerabilities and stress/scenario tests. Specific reporting on trends in sector risk and on status versus agreed appetite and portfolio strategies is provided to senior management and the Board.

Single name
Within wholesale portfolios, much of the activity undertaken by the credit risk function is organised around the assessment, approval and management of the credit risk associated with a borrower or group of related borrowers.

A formal single name concentration framework addresses the risk of outsized exposure to a borrower or borrower group. The framework includes specific and elevated approval requirements; additional reporting and monitoring; and the requirement to develop plans to address and reduce excess exposures over an appropriate timeframe.

Credit approval authority is discharged by way of a framework of individual delegated authorities that requires at least two individuals to approve each credit decision, one from the business and one from the credit risk management function. Both parties must hold sufficient delegated authority under the RBS Group-wide authority grid. Whilst both parties are accountable for the quality of each decision taken, the credit risk management approver holds ultimate veto. The level of authority granted to an individual is dependent on their experience and expertise with only a small number of senior executives holding the highest authority provided under the framework. Daily monitoring of individual counterparty limits is undertaken. For certain counterparties early warning indicators are also in place to detect deteriorating trends of concern in limit utilisation or account performance.

At a minimum, credit relationships are reviewed and re-approved annually. The renewal process addresses: borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; and compliance with terms and conditions.

Single name concentrations
Reducing the risk arising from concentrations to single names remains a key focus of management attention. Notwithstanding continued market illiquidity, and the impact of negative credit migration caused by the current economic environment, significant progress was made in 2010.

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued

Credit risk management continued
Country
Country risk arises from sovereign events (default or restructuring); economic events (contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (convertibility restrictions and expropriation or nationalisation); and natural disaster or conflict. Such events have the potential to impact elements of the Group’s credit portfolio that are directly or indirectly linked to the affected country and can also give rise to market, liquidity, operational and franchise risk related losses.

The risk appetite for country risk is set in the form of limits by country risk grade. Authority is delegated to the RBS Group Country Risk Committee to manage exposures within the framework with escalation where needed. Specific limits are set for individual countries based on a risk assessment taking into account the Group’s franchise and business mix in that country. Additional limitations (for example, on foreign-currency exposure and product types with higher potential for loss in case of country events) may be established to address specific vulnerabilities in the context of a country's outlook and/or the RBS Group's business strategy in a particular country. A country watch list framework is in place to proactively monitor emerging issues and facilitate the development of mitigation strategies.

Global Restructuring Group
The RBS Group Global Restructuring Group (GRG) manages problem and potential problem exposures in the Group's wholesale credit portfolios. Its primary function is to manage actively the exposures to minimise loss for the Group and, where feasible, to return the exposure to the Group’s mainstream loan book.

Originating business units consult with GRG prior to transfer to GRG when a potentially negative event or trend emerges which might affect a customer’s ability to service its debt or increase the Group’s risk exposure to that customer. Such circumstances include deteriorating trading performance, likely breach of covenant, challenging macroeconomic conditions, a missed payment or the expectation of a missed payment to the Group or another creditor.

On transfer of the relationship, GRG devises a bespoke strategy that optimises recoveries from the debt. This strategy may also involve GRG reviewing the business operations and performance of the customer.  A number of alternative approaches will typically be considered including:

•
Covenant relief: the temporary waiver or recalibration of covenants may be granted to mitigate a potential or actual covenant breach.  Such relief is usually granted in exchange for fees, increased margin, additional security, or a reduction in maturity profile of the original loan.

•
Amendment of restrictive covenants: restrictions in loan documents may be amended or waived as part of an overall remedial strategy to allow: additional indebtedness; the granting of collateral; the sale of a business; the granting of junior lien on the collateral; or other fundamental change in capital or operating structure of the enterprise.

•
Variation in margin: contractual margin may be amended to bolster the customer’s day-to-day liquidity, with the aim of helping to sustain the customer’s business as a going concern. This would normally be accompanied by the Group receiving an exit payment, payment in kind or deferred fee.

•
Payment holidays and loan rescheduling: payment holidays or changes to the contracted amortisation profile including extensions in contracted maturity or roll-overs may be granted to improve customer liquidity. Such concessions often depend on the expectation that liquidity will recover when market conditions improve or from capital raising initiatives that access alternative sources of liquidity.

•
Forgiveness of all or part of the outstanding debt: debt may be forgiven or exchanged for equity where a fundamental shift in the customer’s business or economic environment means that other forms of restructuring strategies are unlikely to succeed in isolation and the customer is incapable of servicing current debt obligations.

Depending on the case in question, GRG may employ a combination of these options in order to achieve the best outcome. It may also consider alternative approaches, either alone or together with the options listed above.

The following are generally considered as options of last resort:

•
Enforcement of security or otherwise taking control of assets: where the Group holds underlying collateral or other security interest and is entitled to enforce its rights, it may take ownership or control of the assets. The Group preferred strategy is to consider other possible options prior to exercising these rights.

•
Insolvency: where there is no suitable restructuring option or the business is no longer regarded as sustainable, insolvency will be considered.  Insolvency may be the only option that ensures that the assets of the business are properly and efficiently distributed to relevant creditors.

As discussed above GRG will consider a range of possible restructuring strategies. At the time of execution the ultimate outcome of the strategy adopted is unknown and highly dependent on the cooperation of the borrower and the continued existence of a viable business. The customer’s financial position, its anticipated future prospects and the likely effect of the restructuring including any concessions are considered by the GRG relationship manager to establish whether an impairment provision is required, subject to Group governance.

Credit risk mitigation
The Group employs a number of structures and techniques to mitigate credit risk. Netting of debtor and creditor balances will be undertaken in accordance with relevant regulatory and internal policies; Exposure on over-the-counter derivative and secured financing transactions is further mitigated by the exchange of financial collateral and documented on market standard terms.

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued

Credit risk management continued
Further mitigation may be undertaken in a range of transactions, from retail mortgage lending to large wholesale financing, by structuring a security interest in a physical or financial asset; credit derivatives, including credit default swaps, credit linked debt instruments, and securitisation structures; and guarantees and similar instruments (for example, credit insurance) from related and third parties are used in the management of credit portfolios, typically to mitigate credit concentrations in relation to an individual obligor, a borrower group or a collection of related borrowers.

The use and approach to credit risk mitigation varies by product type, customer and business strategy. Minimum standards applied across the Group cover: general requirements, including acceptable credit risk mitigation types and any conditions or restrictions applicable to those mitigants; the means by which legal certainty is to be established, including required documentation and all necessary steps required to establish legal rights; acceptable methodologies for the initial and any subsequent valuations of collateral and the frequency with which they are to be revalued (for example, daily in the trading book); actions to be taken in the event the current value of mitigation falls below required levels; management of the risk of correlation between changes in the credit risk of the customer and the value of credit risk mitigation; management of concentration risks, for example, setting thresholds and controls on the acceptability of credit risk mitigants and on lines of business that are characterised by a specific collateral type or structure; and collateral management to ensure that credit risk mitigation remains legally effective and enforceable.

Credit risk measurement
Credit risk models are used throughout the Group to support the quantitative risk assessment element of the credit approval process, ongoing credit risk management, monitoring and reporting and portfolio analytics. Credit risk models used by the Group may be divided into three categories.

Probability of default/customer credit grade (PD)
These models assess the probability that a customer will fail to make full and timely repayment of their obligations. The probability of a customer failing to do so is measured over a one year period through the economic cycle, although certain retail scorecards use longer periods for business management purposes.

Wholesale businesses: as part of the credit assessment process, each counterparty is assigned an internal credit grade derived from a default probability. There are a number of different credit grading models in use across the RBS Group, each of which considers risk characteristics particular to that type of customer. The credit grading models score a combination of quantitative inputs (for example, recent financial performance) and qualitative inputs, (for example, management performance or sector outlook).

Exposure at default
Facility usage models estimate the expected level of utilisation of a credit facility at the time of a borrower’s default. For revolving and variable draw down type products which are not fully drawn, the exposure at default (EAD) will typically be higher than the current utilisation. The methodologies used in EAD modelling provide an estimate of potential exposure and recognise that customers may make more use of their existing credit facilities as they approach default.

Counterparty credit risk exposure measurement models are used for derivative and other traded instruments where the amount of credit risk exposure may be dependent upon one or more underlying market variables such as interest or foreign exchange rates. These models drive internal credit risk activities such as limit and excess management.

Loss given default
These models estimate the economic loss that may be experienced (the amount that cannot be recovered) by the Group on a credit facility in the event of default. The Group’s loss given default (LGD) models take into account both borrower and facility characteristics for unsecured or partially unsecured facilities, as well as the quality of any risk mitigation that may be in place for secured facilities, plus the cost of collections and a time discount factor for the delay in cash recovery.

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued
Market risk
Market risk arises from changes in interest rates, foreign currency, credit spread, equity prices and risk related factors such as market volatilities. The Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework. This framework includes limits based on, but not limited to, value-at-risk (VaR), stress testing, positions and sensitivity analyses.

RBS Group provides services to the Group to enable appropriate market risk management within the Group.

Organisation and structure
The Executive Risk Forum approves market risk appetite for trading and non-trading activities for RBS Group. The Global Head of Market & Insurance Risk is responsible for the Group Market Risk Control Framework and under delegated authority from the Executive Risk Forum, sets a limit framework within the context of the approved market risk appetite, which is cascaded down through legal entity, division, business and desk level market risk limits. The market risk appetite for the Group is approved by the Managing Board and Supervisory Board.

A daily report summarising the Group’s market risk exposures including exposures against agreed limits is sent to Head of Group Market Risk and appropriate business Risk Managers.

The head of each business, assisted by the business risk management team, is accountable for all market risks associated with its activities. Oversight and support is provided to the business by the Global Head of Market & Insurance Risk for RBS Group, assisted by the Group and business Market Risk teams. The Global Market Risk Committee for RBS Group reviews and makes recommendations concerning the market risk profile across the RBS Group, including risk appetite, limits and utilisation. The Committee meets monthly and is chaired by the Global Head of Market Risk & Insurance Risk for RBS Group. Attendees include respective business Risk Managers and Group Market Risk.

Risk measurement and control
At RBS Group level, the risk appetite is expressed in the form of a combination of VaR, sensitivity and stress testing limits. VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence level. For internal risk management purposes, RBS Group’s VaR assumes a time horizon of one trading day and a confidence level of 99%. RBS Group's VaR model is based on a historical simulation model, utilising data from the previous two years.

At the Group level a different VaR model is employed.  It remains based on a historical simulation model and assumes a time horizon of one trading day and a confidence level of 99%.  However, it uses 401 observations of historic market data exponentially weighted with a weighted average history of 6 months

The VaR model employed by the Group has been approved by DNB to calculate regulatory capital for the trading book. The approval covers general market risk in interest rate, currency, equity and commodity products and specific risk in interest rate and equity products.

As the VaR model is an important market risk measurement and control tool and is used for determining a significant component of the market risk capital, it is regularly assessed. The main approach employed is the technique known as back-testing which counts the number of days when a loss) exceeds the corresponding daily VaR estimate, measured at a 99% confidence level. The VaR model is categorised as green, amber or red. A green model is consistent with a good working model and is achieved for models that have four or less back-testing exceptions in a 12 month period. For the Group’s trading book, a green model status was maintained through 2010.

The Group's VaR should be interpreted in light of the limitations of the methodology used, as follows:

•
Historical Simulation VaR may not provide the best estimate of future market movements. It can only provide a prediction of the future based on events that occurred in the historical time series used. Therefore, events that are more severe than those in the historical data series cannot be predicted

•	The use of a 99% confidence level does not reflect the extent of potential losses beyond that percentile.

•	The use of a one-day time horizon will not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day.

•	The Group computes the VaR of trading portfolios at the close of business. Positions may change substantially during the course of the trading day and intra-day profit and losses will be incurred.

These limitations mean that the Group cannot guarantee that losses will not exceed the VaR.

A risk not in VaR framework has been developed to quantify those market risks not adequately captured by the market standard VaR methodology. Where risks are not included in the model, various non-VaR controls (for example, position monitoring, sensitivity limits, triggers or stress limits) are in place.

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued
Market risk continued
The Group undertakes daily stress testing to identify the potential losses in excess of VaR. Stress testing is used to calculate a range of trading book exposures which result from extreme market events. Stress testing measures the impact of exceptional changes in market rates and prices on the fair value of the Group’s trading portfolios. The Group calculates historical stress tests and hypothetical stress tests.

Historical stress tests calculate the loss that would be generated if the market movements that occurred during historical market events were repeated.  Hypothetical stress tests calculate the loss that would be generated if a specific set of adverse market movements were to occur.

The RBS Group Global Market Risk Stress Testing Committee reviews and discusses all matters relating to Market Risk Stress Testing. Stress test exposures are discussed with senior management and relevant information is reported to the RBS Group Risk Committee, Executive Risk Forum and the Board. Breaches in RBS Group’s market risk stress testing limits are monitored and reported.  A range of historic stress tests are calculated specifically for the Group on a daily basis and are reported to the Group Risk Control Committee.

In addition to VaR and stress testing, the Group calculates a wide range of sensitivity and position risk measures, for example interest rate ladders or option revaluation matrices. These measures provide valuable additional controls, often at individual desk or strategy level.

Model validation governance
Pricing models are developed and owned by the front office. Where pricing models are used as the basis of books and records valuations, they are all subject to independent review and sign-off. Models are assessed by the RBS Group Model Product Review Committee (GMPRC) as having either immaterial or material model risk (valuation uncertainty arising from choice of modelling assumptions), the assessment being made on the basis of expert judgement. Those models assessed as having material model risk are prioritised for independent quantitative review. Independent quantitative review aims to quantify model risk (i.e., the impact of missing risk factors in the front office model or the possibility that we may be mismarking these products relative to other market participants who may be using an alternative model) by comparing model outputs against alternative independently developed models.

The results of the independent quantitative review are used by Market Risk to inform risk limits and by Finance to inform reserves. Governance over this process is provided by GMPRC, a forum which brings together Front Office Quantitative Analysts, Market Risk, Finance and Quantitative Research Centre (QuaRC), RBS Group Risk’s independent quantitative model review function.

Risk (market risk, incremental default risk, counterparty credit risk) models are developed both within business units and by RBS Group functions. Risk models are also subject to independent review and sign-off.

During 2010 the risk systems and market data history used by the Group to calculate sensitivities, VaR and stress testing for the majority of its portfolios containing market risk have been migrated to those used for similar exposures in the rest of the RBS Group.

Traded portfolios
The primary focus of RBS Group’s trading activities is to provide an extensive range of debt and equity financing, risk management and investment services to its customers, including private clients and major corporations and financial institutions around the world. The Group’s activity is organised similarly to the rest of RBS Group’s trading activity.  This is organised along six principal business lines: money markets; rates flow trading; currencies and commodities; equities; credit markets and portfolio management & origination. Financial instruments held in the Group’s trading portfolios include, but are not limited to: debt securities, loans, deposits, equities, securities sale and repurchase agreements and derivative financial instruments (futures, forwards, swaps and options).

The Group participates in exchange traded and over-the-counter (OTC) derivatives markets. The Group buys and sells financial instruments that are traded or cleared on an exchange, including interest rate swaps, futures and options. Holders of exchange traded instruments provide margin daily with cash or other security at the exchange, to which the holders look for ultimate settlement.

The Group also buys and sells financial instruments that are traded OTC, rather than on a recognised exchange. These instruments range from commoditised transactions in derivative markets, to trades where the specific terms are tailored to the requirements of the Group’s customers.  In many cases, industry standard documentation is used, most commonly in the form of a master agreement, with individual transaction confirmations.

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued
Market risk continued
The VaR for the trading portfolios segregated by type of market risk exposure, including idiosyncratic risk, is presented in the table below.

	2010				2009
Trading VaR summary	Average €m	Period end €m	Maximum €m	Minimum €m	Average €m	Period end €m	Maximum €m	Minimum €m
Interest rate	5.6	4.1	10.1	2.8	25.8	14.1	74.6	9.0
Credit spread	6.3	4.0	9.6	1.7	-	-	-	-
Currency	1.6	2.0	4.7	0.6	5.1	1.7	16.4	0.4
Equity	7.6	7.0	14.8	2.0	11.2	12.0	21.0	2.6
Commodity	0.8	1.1	4.1	0.1	0.8	0.6	2.5	0.3
Diversification	-	(8.7)	-	-	-	(14.3)	-	-
	11.5	9.5	19.0	3.4	24.4	14.1	70.7	7.0

	2008
	Average €m	Period end €m	Maximum €m	Minimum €m
Interest rate	49.6	68.8	93.8	28.5
Credit spread	-	-	-	-
Currency	8.5	13.9	19.6	2.7
Equity	29.7	19.4	79.9	12.6
Commodity	2.2	2.0	12.7	0.4
Diversification	-	(33.4)	-	-
	57.4	70.7	113.5	30.7
Key points

•	2009 and 2008 VaR figures reflect the inclusion of the Dutch State and Santander acquired businesses existing in the period prior to the legal separation of ABN AMRO Bank on 1 April 2010.

•
The average total VaR utilisation fell in 2010 compared with 2009 largely as a result of a reduction in trading book exposure due to transfers of businesses to RBS Group and reduced market volatility experienced throughout the period.

Notes on the accounts continued	Financial Statements

34 Remuneration of the Managing and Supervisory Board of RBS Holdings N.V.

Remuneration of Managing Board

The table below provides information on the remuneration of the Managing Board.  For 2009 and the period 1 January to 31 March 2010, the Managing Board was composed of the following members:

(1)      G. Zalm
(2)      R. Teerlink
(3)      D.A. Cole
(4)      J. van Hall
(5)      C.F.H.H. Vogelzang
(6)      J.D.B. Workman
(7)      J. Maldonado Trichant
(8)      J.J.M. Kremers
(9)      B.D. Stevenson

The board consisted of members originating from within the Group and from within the Consortium Members. The remuneration for the Managing Board members from RBS Group and Santander was paid by the respective Consortium members and is accordingly not included in the table below.

Legal separation of the Dutch State acquired businesses into the new ABN AMRO Bank N.V took place on 1 April 2010. As part of this legal separation the composition of the Managing Board of RBS Holdings N.V. changed.   At that date, all members of the Managing Board stepped down with the exception of Mr B.D. Stevenson and Mr J.J.M. Kremers and the following members were appointed:

-	J.A. de Ruiter
-	P.H.M. Hofsté
-	M.G. Mazzucchelli
-	M.P. Geslak

On 1 July 2010, Mrs P.H.M. Hofsté stepped down as Managing Board member and was succeeded by Mr P.A. van der Harst on 27 July 2010. All current members of the Managing Board also perform roles in their respective fields elsewhere within RBS Group.

The following table summarises total rewards of the current and former members of the Managing Board. The disclosure of the Managing Board is presented in aggregate. RBS Group and its subsidiaries adhere to relevant statutory requirements and RBS Group discloses individual remuneration of RBS Group Executive Directors only, compliant with the UK FSA remuneration policy.

(in thousands of euros)	2010	2009
Salaries Short – term benefits	1,883	3,055
Pensions	279	411
Termination of benefits	3,629	2,571
Profit sharing and bonus payments	588	875
Long term incentive plan (1)	221	26

Note:
Some of the members of the Managing Board were members from the Consortium members, and their remuneration was paid by the respective Consortium members.  No part of these is recharged to the Group. Accordingly they are not included in the table above.
There are no loans from the Group to the Managing Board members (2009 ─€2.9 million).
RBS Holdings N.V. is no longer a Dutch Open N.V.
(1) Long-Term Incentive Plans: the vesting of awards will normally be subject to the satisfaction of performance conditions which will be set by the RBS Group Remuneration Committee for each award. In addition, awards will only vest if the Committee is satisfied that risk management during the performance period has been effective and that financial and non-financial performance has been satisfactory, in line with the RBS Group's Strategic Plan.  Awards held at 1 January 2010 were 1,755,024. Total awards in RBS Group, granted during 2010 were 601,979 subject to the performance conditions mentioned above and have a three year vesting period.  There have been no other changes to the number of awards during the year. The market price per award as at 31 December 2010 was £0.39. €221 thousand represents the amount charged to the income statement for 2010.

Notes on the accounts continued	Financial Statements

34 Remuneration of the Managing and Supervisory Board of RBS Holdings N.V. continued
Remuneration of Supervisory Board

The table below provides information on the remuneration of the Supervisory Board and related committees.  Supervisory Board members that are not residents in the Netherlands are entitled to general allowances for each Supervisory Board meeting that they attend. This allowance applies to meetings of both the Supervisory Board and the various committees and is paid only once when meetings are being held on the same day or on consecutive days and is only paid when the members physically attend the meetings. Members of the Supervisory Board are not entitled to emoluments in the form of Group shares or options on Group shares.

For the period January 1 to 31 March 2010, the Supervisory Board consisted of the following members:

(1)      A.C. Martinez
(2)      A.A. Olijslager
(3)      T.A. Maas – de Brouwer
(4)      G.J. Kramer
(5)      A.M. Llopis Rivas
(6)      J. Rodriuez Inciarte
(7)      M. Enthoven
(8)      M.R. Mclean

The board consisted of members originating from within the Group and from within the Consortium Members. The remuneration for the Supervisory Board members from RBS Group and Santander was paid by the respective Consortium members and is accordingly not included in the table below.

At the date of legal separation, all members of the Supervisory Board stepped down with the exception of Mr M.R. McLean.  At that date, Mr B.W. van Saun and Mr R. Teerlink, executives of RBS Group, were appointed as members of the Supervisory Board.

On 1 September 2010 two new members; Mr H.Th.E.M. Rottinghuis and Mr S. Hepkema, were appointed to the Supervisory Board.

The table below gives an overview of the total remuneration of the Supervisory Board in aggregate. The disclosure of the Supervisory Board is presented in aggregate. RBS Group and its subsidiaries adhere to relevant statutory requirements and RBS Group discloses individual remuneration of RBS Group Executive Directors only, compliant with the UK FSA remuneration policy.

(in thousands of euros)	2010	2009
Remuneration	242	615

Note:
Some of the members of the Supervisory Board were members from the Consortium members, and their remuneration was paid by the respective Consortium members.  No part of these is recharged to the Group. Accordingly they are not included in the table above.
There are no loans from the Group to the Supervisory Board members.
RBS Holdings N.V. is no longer a Dutch open N.V.

Notes on the accounts continued	Financial Statements

35 Related parties
The Group has a related party relationship with associates, joint ventures, key management and shareholders of its parent company, RFS Holdings. The shareholders of RFS Holdings are RBS Group, Santander and the Dutch State. The ultimate consolidating parent of the Group, RBS Group, is controlled by the UK Government. Both the UK Government and the Dutch State are therefore related parties.

Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operational decisions. The Group enters into a number of banking transactions with related parties in the normal course of business. These transactions, which include loans, deposits and foreign currency transactions, have taken place on an arm’s length basis. These transactions are carried out on commercial terms and at market rates. Employees are offered preferential terms for certain banking products. No allowances for loan losses have been recognised in respect of loans to related parties in 2010, 2009 and 2008.

Transactions conducted directly with the Dutch State and UK Government are limited to normal banking transactions, taxation and other administrative relationships with the exception of the mandatory convertible securities and guarantee of the Dutch State. In addition the Group participates in the Dutch State treasuries market and utilises the liquidity support made available to all banks regulated by DNB.

There may be other significant transactions with entities under the common control of or subject to significant influence by the UK Government. These would include, amongst others, loans, deposits, guarantees, fee based relationships, or equity holdings. Disclosure is made of any significant transactions with these entities.

Balances with joint ventures and associates

	Joint Ventures	Associates	Joint Ventures	Associates	Joint Ventures	Associates
	2010 €m	2010 €m	2009 €m	2009 €m	2008 €m	2008 €m

Assets	-	5	25	165	143	201
Liabilities	-	-	54	73	-	139
Guarantees given	-	-	-	7	-	332
Irrevocable facilities	-	-	-	22	-	8
Income received	-	3	28	70	40	68
Expenses paid	-	-	26	4	37	2

Balances with Consortium Members

	RBS	Santander	RBS	Santander	RBS	Santander
	2010 €m	2010 €m	2009 €m	2009 €m	2008 €m	2008 €m

Debt Securities and Derivatives	8,801	62	25,537	232	56,529	1,525
Loans and advances	9,168	39	10,306	7,911	7,144	7,900
Other assets	2,789		3,049	-	211	-

Derivatives	15,477	-	28,505	298	59,436	1,519
Due to banks	8,777	137	5,872	1	8,026	2
Other liabilities	426	19	4,502	-	838	-

Guarantees given	529	-	108	-	23	-
Irrevocable facilities	134	-	43	-	-	-
Recoverable facilities	-	-	-	-	-	10
Payment commitments	-	-	-	-	2,181	-

Notes on the accounts continued	Financial Statements

35 Related parties continued

Financial assets and liabilities positions held for trading with RBS include positions of which risks have been transferred to RBS. The assets and liabilities can not be offset under IFRS, however master netting agreements are in place that reduce the credit risk in the assets.

Balances with the Dutch State
	2010 €m	2009 €m	2008 €m
Assets
Balances at central banks	7,516	22,994	1,225
Debt securities	3,526	6,872	4,069

Liabilities
Deposits by banks	66	7,637	2,320
Subordinated liabilities	-	2,600	-

Balances with the UK Government and its related parties

	Bank of England	Banks	Total	Bank of England	Banks	Total	Bank of England	Banks	Total
	2010 €m	2010 €m	2010 €m	2009 €m	2009 €m	2009 €m	2008 €m	2008 €m	2008 €m
Assets
Cash and balances at central banks	11	-	11	19	-	19	30	-	30
Debt securities	-	-	-	-	-	-	20	11	31
Loans and advances to banks	-	-	-	-	-	-	-	30	30
Derivatives	-	-	-	-	-	-	-	4	4

Liabilities
Deposits by banks	-	-	-	-	-	-	-	30	30
Derivatives	-	-	-	-	699	699	-	3	3

Notes on the accounts continued	Financial Statements

36 Joint ventures

The Group's activities conducted through joint ventures were largely sold during 2010.  They included cash transfer, insurance, finance, lease, global custody and equity capital market transactions. The consolidated financial statements of the joint ventures include the following assets and liabilities, income and expenses, representing the Group’s proportionate share.

	2010 €m	2009 €m	2008 €m
Assets
Loans and advances - banks and customers	135	76	34
Debt securities	63	2,684	2,065
Equity shares	13	2,100	2,436
Derivatives	-	-	-
Property and equipment	-	19	17
Accrued income and prepaid expenses	2	64	56
Other assets	-	54	39
Total	213	4,997	4,647

Liabilities
Short positions	-	3	4
Deposits by banks and customers	52	9	32
Issued debt securities	51	51	-
Other liabilities	110	4,795	4,533
Total	213	4,858	4,569

Total operating income
Operating expenses	-	-	-
Operating profit	-	-	-
Tax expense	-	-	-
Net profit	-	-	-

37 Post balance sheet events
There have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

Notes on the accounts continued	Financial Statements

38 Supplemental condensed consolidating financial information

RBS N.V. is a wholly owned subsidiary of RBS Holdings N.V. and is able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the SEC. the Group has fully and unconditionally guaranteed the obligations of RBS N.V. that have been incurred: this guarantee includes all securities issued by RBS N.V.

RBS N.V. utilises an exception in Rule 3-10 of Regulation S-X and therefore does not file its financial statements with the SEC. In accordance with the requirement to qualify for the exception, presented below is condensed consolidating financial information for (i) RBS Holdings N.V., on a standalone basis as guarantor ('Holding Company'); (ii) RBS N.V. on a standalone basis ('Bank Company'); (iii) other subsidiaries of the Group on a combined basis ('Subsidiaries'); (iv) consolidation adjustments ('Eliminate and reclassify'); and total consolidated amounts (' the Group consolidated').

The condensed consolidated financial information is prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the IASB, where the Group has applied Rule 3-10 of Regulation S-X which requires a company to account for its investments in subsidiaries using the equity method, differing from IAS 27 which requires the Group to account for investments in their subsidiaries at cost subject to impairment.

The following consolidating information presents condensed balance sheets at 31 December 2010, 2009 and 2008 and condensed statements of income and cash flows for the years ended 31 December 2010, 2009 and 2008 of Holding Company, Bank Company and its subsidiaries.

Supplemental condensed consolidating balance sheet
as at 31 December 2010

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	the Group consolidated
Assets
Cash and balances at central banks	-	7,321	1,002	-	8,323
Loans and advances to banks	32	35,113	49,904	(58,344)	26,705
Loans and advances to customers	-	44,844	5,815	(6,163)	44,496
Debt securities	-	53,048	2,062	(2,850)	52,260
Equity shares	-	21,805	829	-	22,634
Settlement balances	-	3,389	184	-	3,573
Derivatives	-	27,582	690	-	28,272
Intangible assets	-	95	104	-	199
Property, plant and equipment	-	80	203	-	283
Deferred taxation	-	5,163	277	-	5,440
Prepayments, accrued income and other assets	4,955	9,250	1,343	(10,160)	5,388
Assets of disposal groups	-	1,966	843	-	2,809
Total assets	4,987	209,656	63,256	(77,517)	200,382

Liabilities and equity
Deposits by banks	38	42,554	38,082	(48,689)	31,985
Customer accounts	-	62,986	7,509	(15,590)	54,905
Debt securities in issue	-	49,778	6,483	(2,850)	53,411
Settlement balances and short positions	-	4,982	220	-	5,202
Derivatives	-	34,743	1,158	(228)	35,673
Accruals, deferred income and other liabilities	1	3,275	1,936	1	5,213
Retirement benefit liabilities	-	73	2	-	75
Deferred taxation	-	47	148	-	195
Subordinated liabilities	-	4,661	2,233	-	6,894
Liabilities of disposal groups	-	1,602	255	-	1,857
Shareholders equity attributable to the parent company	4,948	4,955	5,206	(10,161)	4,948
Non-controlling interests	-	-	24	-	24
Total liabilities and equity	4,987	209,656	63,256	(77,517)	200,382

Notes on the accounts continued	Financial Statements

38 Supplemental condensed consolidating financial information continued
Supplemental condensed consolidating balance sheet
as at 31 December 2009

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	the Group consolidated
Assets
Cash and balances at central banks	-	27,026	1,355	1	28,382
Loans and advances to banks	6,600	132,813	130,451	(232,145)	37,719
Loans and advances to customers	-	145,374	90,662	(16,078)	219,958
Debt securities	-	117,711	6,834	(39,745)	84,800
Equity shares	-	15,305	2,772	(841)	17,236
Settlement balances	-	10,442	10,030	(17,074)	3,398
Derivatives	-	53,419	4,419	(446)	57,392
Intangible assets	-	300	345	-	645
Property, plant and equipment	-	1,187	773	1	1,961
Deferred taxation	-	4,980	449	(2)	5,427
Prepayments, accrued income and other assets	12,320	12,302	3,271	(20,355)	7,538
Assets of disposal groups	-	3,766	1,123	-	4,889
Total assets	18,920	524,625	252,484	(326,684)	469,345

Liabilities and equity
Deposits by banks	33	143,770	126,130	(224,985)	44,948
Customer accounts	-	198,748	33,870	(31,520)	201,098
Debt securities in issue	-	73,322	64,014	(41,045)	96,291
Settlement balances and short positions	-	11,086	5,196	(8,779)	7,503
Derivatives	-	58,871	4,089	(1)	62,959
Accruals, deferred income and other liabilities	4	7,431	6,240	-	13,675
Retirement benefit liabilities	-	123	31	-	154
Deferred taxation	3	65	173	-	241
Liabilities of disposal groups	-	6,573	2,321	-	8,894
Subordinated liabilities	-	12,321	2,344	1	14,666
Shareholders equity attributable to the parent company	18,880	12,315	8,039	(20,354)	18,880
Non-controlling interests	-	-	37	(1)	36
Total liabilities and equity	18,920	524,625	252,484	(326,684)	469,345

Notes on the accounts continued	Financial Statements

38 Supplemental condensed consolidating financial information continued
Supplemental condensed consolidating balance sheet
as at 31 December 2008

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	the Group consolidated
Assets
Cash and balances at central banks	-	4,184	1,670	-	5,854
Loans and advances to banks	-	151,748	105,349	(185,607)	71,490
Loans and advances to customers	-	195,514	94,261	(17,265)	272,510
Debt securities	-	112,710	7,326	(32,988)	87,048
Equity shares	-	17,391	2,142	(792)	18,741
Settlement balances	-	14,142	9,630	(16,105)	7,667
Derivatives	-	179,199	6,580	(570)	185,209
Intangible assets	-	674	250	-	924
Property, plant and equipment	-	1,319	716	-	2,035
Deferred taxation	-	4,121	396	-	4,517
Prepayments, accrued income and other assets	17,130	15,922	3,205	(27,018)	9,239
Assets of disposal groups	-	418	1,165	-	1,583
Total assets	17,130	697,342	232,690	(280,345)	666,817

Liabilities and equity
Deposits by banks	8	152,529	109,677	(168,384)	93,830
Customer accounts	-	233,744	26,053	(47,404)	212,393
Debt securities in issue	-	75,432	71,145	(34,354)	112,223
Settlement balances and short positions	-	10,054	2,118	(3,187)	8,985
Derivatives	-	188,878	5,034	-	193,912
Accruals, deferred income and other liabilities	29	7,588	5,752	-	13,369
Retirement benefit liabilities	-	136	31	-	167
Deferred taxation	16	100	134	-	250
Subordinated liabilities	-	11,271	2,430	-	13,701
Liabilities of disposal groups	-	484	380	-	864
Shareholders equity attributable to the parent company	17,077	17,130	9,886	(27,016)	17,077
Non-controlling interests	-	(4)	50	-	46
Total liabilities and equity	17,130	697,342	232,690	(280,345)	666,817

Notes on the accounts continued	Financial Statements

38 Supplemental condensed consolidating financial information continued

Supplemental condensed consolidating statement of income
For the year ended 31 December 2010

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	the Group consolidated
Net interest income	4	833	590	-	1,427
Results from consolidated subsidiaries	122	(100)	-	(22)	-
Non-interest income	-	2,374	71	-	2,445
Total income	126	3,107	661	(22)	3,872
Operating expenses	-	2,620	760	-	3,380
Impairment losses	-	(115)	182	-	67
Operating profit/(loss) before tax	126	602	(281)	(22)	425
Tax credit/(charge)	(1)	(282)	(19)	-	(302)
Profit/(loss) from continuing operations	125	320	(300)	(22)	123
(Loss)/profit from discontinued operations, net of tax	985	(122)	198	(76)	985
Profit/(loss) for the year	1,110	198	(102)	(98)	1,108
Attributable to:
Non-controlling interests	-	-	(2)	-	(2)
Shareholders of the parent company	1,110	198	(100)	(98)	1,110

Supplemental condensed consolidating statement of income
For the year ended 31 December 2009

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	the Group consolidated
Net interest income	26	1,518	290	-	1,834
Results from consolidated subsidiaries	(4,400)	(130)	-	4,530	-
Non-interest income	-	(1,050)	613	-	(437)
Total income	(4,374)	338	904	4,530	1,397
Operating expenses	1	3,818	802	-	4,621
Impairment losses	-	1,500	123	-	1,623
Operating profit/(loss) before tax	(4,375)	(4,981)	(21)	4,530	(4,847)
Tax credit/(charge)	(6)	581	(110)	-	465
Profit/(loss) from continuing operations	(4,381)	(4,400)	(131)	4,530	(4,382)
(Loss)/profit from discontinued operations, net of tax	(18)	(114)	383	(269)	(18)
Profit/(loss) for the year	(4,399)	(4,514)	252	4,261	(4,400)
Attributable to:
Non-controling interests	-	-	(1)	-	(1)
Shareholders of the parent company	(4,399)	(4,514)	253	4,261	(4,399)

Supplemental condensed consolidating statement of income
For the year ended 31 December 2008

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	the Group consolidated
Net interest income	178	2,075	582	-	2,835
Results from consolidated subsidiaries	(13,512)	(654)	-	14,166	-
Non-interest income	-	(9,949)	1,777	-	(8,172)
Total income	(13,334)	(8,528)	2,359	14,166	(5,337)
Operating expenses	1	5,054	2,789	-	7,844
Impairment losses	-	2,631	289	-	2,920
Operating profit/(loss) before tax	(13,335)	(16,213)	(719)	14,166	(16,101)
Tax credit/(charge)	(45)	2,701	80	-	2,736
Profit/(loss) from continuing operations	(13,380)	(13,512)	(639)	14,166	(13,365)
(Loss)/profit from discontinued operations, net of tax	16,960	7,411	464	(7,875)	16,960
Profit/(loss) for the year	3,580	(6,101)	(175)	6,291	3,595
Attributable to:
Non-controling interests	-	-	15	-	15
Shareholders of the parent company	3,580	(6,101)	(175)	6,291	3,595

Notes on the accounts continued	Financial Statements

38 Supplemental condensed consolidating financial information continued

Supplemental condensed consolidating statement of cash flows for the year ended  31 December 2010

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	the Group consolidated
Total net cash flows from operating activities	(7,580)	(24,637)	6,794	(349)	(25,772)
Net cash flows from investing activities	-	7,371	984	-	8,355
Net cash flows from financing activities	900	(864)	(233)	349	152
Effects of exchange rate changes on cash and cash equivalents	-	152	66	-	218
Net increase/(decrease) in cash and cash equivalents	(6,680)	(17,978)	7,611	-	(17,047)
Cash and cash equivalents at the beginning of the period	6,680	18,351	(4,430)	-	20,601
Cash and cash equivalents at the end of the period	-	373	3,181	-	3,554

Supplemental condensed consolidating statement of cash flows for the year ended  31 December 2009

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	the Group consolidated
Total net cash flows from operating activities	88	58,428	(11,804)	(1,034)	45,678
Net cash flows from investing activities	-	(8,737)	475	-	(8,262)
Net cash flows from financing activities	6,600	(15,721)	5,198	1,034	(2,889)
Effects of exchange rate changes on cash and cash equivalents	-	(368)	(46)	-	(414)
Net increase/(decrease) in cash and cash equivalents	6,688	33,602	(6,177)	-	34,113
Cash and cash equivalents at the beginning of the period	(8)	(15,251)	1,747	-	(13,512)
Cash and cash equivalents at the end of the period	6,680	18,351	(4,430)	-	20,601

Supplemental condensed consolidating statement of cash flows for the year ended  31 December 2008

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	the Group consolidated
Total net cash flows from operating activities	16,403	(11,936)	(39,595)	(1,627)	(36,755)
Net cash flows from investing activities	-	8,864	32,656	-	41,520
Net cash flows from financing activities	(15,505)	(21,285)	58	1,627	(35,005)
Effects of exchange rate changes on cash and cash equivalents	-	3,856	120	-	3,976
Net increase/(decrease) in cash and cash equivalents	898	(20,401)	(6,761)	-	(26,264)
Cash and cash equivalents at the beginning of the period	(906)	5,150	8,508	-	12,752
Cash and cash equivalents at the end of the period	(8)	(15,251)	1,747	-	(13,512)

Other information
The parent company financial statements are included in this condensed consolidating footnote. The number of ordinary shares in issuance at 31 December 2010 was  3,306,843,332 (2009: 3,306,843,332 and 2008: 3,306,843,332). The total number of authorised ordinary shares amounts to 8,400,000,400.

Proposed profit appropriation of RBS Holdings N.V., pursuant to article 37.2 and 37.3 of the articles of association, is as follows:

	2010 €m	2009 €m	2008 €m
(Release from)/addition to reserves	(14,434)	(4,399)	(15,633)
Dividends on ordinary shares	15,534	-	19,213
	1,100	(4,399)	3,580

Page 194 intentionally left blank

Page 195 intentionally left blank

Page 196 intentionally left blank

Guarantees

Guarantees

RBS Holdings N.V. guarantees all liabilities of RBS N.V. under article 403 of section 2 of Dutch Civil Code.

Amsterdam, 28 March 2011

Supervisory Board	Managing Board

Bruce Van Saun	Jan de Ruiter
Miller McLean	Pieter van der Harst
Henk Rottinghuis	Jeroen Kremers
Ron Teerlink	Michael Geslak
Sietze Hepkema	Brian Stevenson
Marco Mazzucchelli

Other information	Contents

200	Report of Independent Registered Public Accounting Firm
201	Articles of Association
202	Relations with shareholders
202	Incorporation and Registration
202	Code of Conduct
202	Post balance sheet events

Page 199 intentionally left blank

Report of Independent Registered Public Accounting Firm	Other information
to the Shareholder, Supervisory Board and Managing Board of RBS Holdings N.V

We have audited the accompanying consolidated balance sheets of RBS Holdings N.V. and subsidiaries (the 'Group') as of 31 December 2010, 2009 and 2008, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years then ended and the notes 1 to 38. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of RBS Holdings N.V. and subsidiaries as at 31 December 2010, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Deloitte Accountants B.V.

Signed by M.B. Hengeveld

Amsterdam, 28 March 2011

Other information	Other information

Articles of Association

The description set out below is a summary of the material information relating to the company’s share capital, including summaries of certain provisions of the Articles of Association and applicable Dutch law in effect at the relevant date. The Articles of Association of RBS Holdings N.V. were last amended by a notarial deed executed by Mr B.J. Kuck, civil law notary in Amsterdam on 1 April 2010, under register entry number 33220369. The certificate of no objection of the Ministry of Justice on the amendments to the Articles of Association was issued by the Ministry of Justice under the number N.V.  385573.

As stated in the Articles of Association, the object of the company is:

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

RBS Holdings’ policy on reserves and dividends shall be determined and can be amended by the Supervisory Board, upon the proposal of the Managing Board. The adoption of and each subsequent amendment to the policy on reserves and dividends shall be discussed and accounted for at the General Meeting of Shareholders under a separate agenda item (article 37.2.b.).

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

Proposed profit appropriation

Appropriation of net profit pursuant to article 37.2 and 37.3 of the articles of association:

(in millions of euros)	2010	2009	2008
(Release from) / addition to reserves	(14,424)	(4,399)	(15,633)
Dividends on ordinary shares	15,534	-	19,213
	1,110	(4,399)	3,580

Other information	Other information

Shares and voting rights
Each ordinary share of €0.56 face value in the capital of the company entitles the holder to cast one vote (art 32.1). Subject to certain exceptions provided for by law or in the Articles of Association, resolutions are passed by an absolute majority of the votes cast (art 3.2.4).

When shares are issued, each holder of shares shall have pre-emptive right, in proportion to the aggregate amount of their shares, except in the case of an issue of shares for a consideration other than in cash or an issue of shares to employees of the company or of a group company (art.9).

In the event of the dissolution and liquidation of the company, the assets remaining after payment of all debts will be distributed to the shareholders of ordinary shares on a pro-rata basis (art 39.3).

Relations with Shareholders

Rights of shareholders
Any resolution to amend the Articles of Association or dissolve RBS Holdings may only be passed by the General Meeting of Shareholders following a proposal by the Managing Board which has been approved by the Supervisory Board. A copy of the proposal containing the literal text of the proposed amendments shall be made available for inspection by the holders of shares of RBS Holdings at the offices of RBS Holdings and at the offices stated in the convocation to the meeting, from the day of convocation to the end of the Meeting. Each Shareholder may obtain a full copy of the proposal free of charge.

Meetings of shareholders and convocation
General meetings of shareholders shall be held in Amsterdam, or in The Hague, Rotterdam, Utrecht or Haarlemmermeer (Schiphol). Annual General Meeting of Shareholders must be held within six months of the end of each financial year. In addition, General meetings of shareholders shall be held as frequently as deemed necessary by the Managing Board or the Supervisory Board and when required by law or by the Articles of Association. General meetings of shareholders shall be convened by the Managing Board or the Supervisory Board, without prejudice to the provisions of Sections 110, 111 and 112 of Book 2 of the Netherlands Civil Code. Convocation shall take place not later than on the fifteenth day prior to the day of the meeting. Convocation shall state the items to be discussed or alternatively notice shall be given that such items may be inspected at the company’s offices. Proposals to amend the Articles of Association or proposals relating to a reduction of the company’s capital shall always be included in the actual convocation.

Incorporation and registration
RBS Holdings N.V. is the parent company of the RBS Holdings N.V. consolidated group of companies. RBS Holdings is a public limited liability company, incorporated under Dutch law on 30 May 1990, and registered at Gustav Mahlerlaan 10, 1082 PP Amsterdam, the Netherlands and is entered in the Trade Register of the Amsterdam Chamber of Commerce under no. 33220369.

Code of conduct
The Group’s Code of conduct set out the standards of ethical conduct that the Group expects from its employees.

The Code of conduct is applicable to all employees, including the Chairman of the Managing Board, the Chief Financial Officer and other senior financial officers. All employees are accountable for their adherence to the Code of conduct. RBS Group has established a whistleblowing policy that provides employees with clear and accessible channels, for reporting suspect violations to which the Group adheres to and which Code of conduct address the standards necessary to comprise a code of ethics for the purposes of section 406 of the Sarbanes-Oxley Act.

The Group's Code of conduct will be provided to any person without charge, upon request, by contacting the Group Secretariat at the telephone number listed on page 238.

Post balance sheet events
There have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

Additional information	Additional information

204	Financial summary
212	Exchange rates
217	Supervision
219	Regulatory developments and reviews
219	Trend information
220	Major shareholders
220	Material contracts
220	Off-balance sheet arrangements
221	Risk Factors
232	Glossary of terms
237	Documents on display
238	Important addresses

Additional information	Additional information

Financial summary
The Group's financial statements are prepared in accordance with IFRS. Selected data under IFRS for each of the five years ended 31 December 2010 are presented below. The dollar financial information included below has been converted from euro at a rate of €1.00 to $1.3269, being the Noon Buying Rate on 30 December 2010.

Summary consolidated income statement	2010 $m	2010 €m	2009 €m	2008 €m	2007 €m	2006 €m
Net interest income	1,894	1,427	1,834	2,835	1,155	4,223
Non-interest income	3,244	2,445	(437)	(8,172)	9,281	13,407
Total income	5,138	3,872	1,397	(5,337)	10,436	17,630
Operating expenses	(4,485)	(3,380)	(4,621)	(7,844)	(11,175)	(14,702)
Profit/(loss) before impairment losses	653	492	(3,224)	(13,181)	(739)	2,928
Impairment	(89)	(67)	(1,623)	(2,920)	(339)	(668)
Operating (loss)/profit before tax	564	425	(4,847)	(16,101)	(1,078)	2,260
Tax	(401)	(302)	465	2,736	852	(213)
Profit/(loss) from continuing operations	163	123	(4,382)	(13,365)	(226)	2,047
Profit/(loss) from discontinued operations, net of tax	1,307	985	(18)	16,960	10,201	2,733
Profit/(loss) for the year	1,470	1,108	(4,400)	3,595	9,975	4,780

Profit/(loss) attributable to:
Non-controlling interests	(3)	(2)	(1)	15	127	65
Shareholders of the parent company	1,473	1,110	(4,399)	3,580	9,848	4,715

Summary consolidated balance sheet	2010 $m	2010 €m	2009 €m	2008 €m	2007 €m	2006 €m
Loans and advances	94,477	71,201	257,677	344,000	566,877	569,515
Debt securities and equity shares	99,377	74,894	102,036	105,789	223,155	234,128
Derivatives and settlement balances	42,255	31,845	60,790	192,876	141,864	123,396
Other assets	29,778	22,442	48,842	24,152	93,317	60,025
Total assets	265,887	200,382	469,345	666,817	1,025,213	987,064

Equity attributable to the shareholders of the parent company	6,566	4,948	18,880	17,077	29,575	23,597
Non-controlling interests	32	24	36	46	1,134	2,298
Subordinated liabilities	9,148	6,894	14,666	13,701	15,790	19,337
Deposits	115,294	86,890	246,046	306,223	563,819	548,350
Derivatives, settlement balances and short positions	54,237	40,875	70,462	202,897	173,019	160,581
Other liabilities	80,610	60,751	119,255	126,873	241,876	232,901
Total liabilities and equity	265,887	200,382	469,345	666,817	1,025,213	987,064

Other financial data	2010	2009	2008	2007	2006
Dividend payout ratio (1)	1,399.46	-	536.68	10.90	46.00
Return on average total assets (2)	0.39	-	0.42	1.10	0.60
Return on average ordinary shareholders' equity (3)	17.69	(26.73)	11.10	38.40	20.70
Average owners' equity as a percentage of average total assets	2.20	2.99	3.83	2.82	2.87
Risk asset ratio – Tier 1	11.0	19.89	10.88	12.42	8.45
Risk asset ratio – Total	15.8	25.48	14.43	14.61	11.14
Ratio of earnings to fixed charges only (4)
– including interest on deposits	1.86	-	-	0.92	1.15
– excluding interest on deposits	1.26	-	-	0.83	1.33

Notes:
(1)	Dividend payout ratio represents dividends paid and current year final dividends proposed as a percentage of net profit attributable to ordinary shareholders.
(2)	Return on average total assets represents profit for the year as a percentage of average total assets. Negative ratios have been excluded.
(3)
Return on average ordinary shareholders' equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity. Negative ratios have been excluded.

(4)
For this purpose, earnings consist of income before tax plus fixed charges. Fixed charges consist of total interest expense, including or excluding interest on deposits.  Deposits include banks and total customer accounts. Negative ratios have been excluded.  The earnings for the years ended 30 December 2009 and 2008 were inadequate to cover total fixed charges excluding interest on deposits and total fixed charges including interest on deposits.

Additional information continued	Additional information

Financial summary continued
Analysis of loans and advances to customers
The following table analyses loans and advances to customers before provisions by remaining maturity, geographical area and type of customer.

	Within 1 year €m	After 1 but within 5 years €m	After 5 years €m	2010 Total €m	2009 €m	2008 €m	2007 €m
Netherlands
Central and local government	163	49	160	372	1,659	634	1,502
Manufacturing	849	861	35	1,745	7,437	10,310	7,423
Construction	41	346	1	388	865	1,158	1,341
Finance	723	896	49	1,668	12,506	15,065	15,963
Service industries and business activities	1,802	1,375	463	3,640	16,788	15,957	24,001
Agriculture, forestry and fishing	35	17	13	65	4,951	4,652	4,995
Property	108	179	3	290	3,949	3,865	2,978
Other business activities	291	800	57	1,148	7,724	8,699	-
Residential mortgages	4	69	376	449	102,308	100,984	99,393
Personal lending	6	-	-	6	169	3,696	13,673
Accrued interest	70	3	-	73	763	1,082	1,733
Total domestic	4,092	4,595	1,157	9,844	159,119	166,494	173,002

Overseas
US	662	734	272	1,668	4,357	10,852	65,038
Rest of the World	20,020	9,622	4,869	34,511	62,118	100,074	151,589
Loans and advances to customers – gross	24,774	14,951	6,298	46,023	225,594	277,028	389,629
Loan impairment provisions				(1,527)	(5,636)	(4,518)	(3,001)
Loans and advances to customers – net				44,496	219,958	272,510	386,628

	2007 €m	2006 €m
Netherlands
Basic Material	3,392	6,326
Real Estate	3,069	4,546
Industrial	15,082	9,298
Energy	2,394	650
Financial services	10,849	7,613
TMT (media and communications)	3,029	1,899
Consumer cyclical	11,627	17,554
Consumer non-cyclical	8,094	5,070
Health	898	1,667
Consumer (non-commercial)	113,066	100,745
Public sector	1,502	3,208
Total domestic	173,002	158,576

Overseas
US	65,038	111,419
Rest of the World	151,589	166,306
Loans and advances to customers – gross	389,629	436,301
Loan impairment provisions	(3,001)	(3,646)
Loans and advances to customers – net	386,628	432,655

Additional information continued	Additional information

Financial summary continued
Loan impairment provisions
For a discussion of the factors considered in determining the amount of the provisions, see ‘Risk elements in lending' and impairments on page 57 and ‘Critical Accounting policies’ on pages 109-110.

The following table shows additional information in respect of the loan impairment provisions.

	2010 €m	2009 €m	2008 €m	2007 €m	2006 €m
Provisions at the beginning of the year
Domestic	4,085	2,792	948	1,100	1,646
Foreign	1,626	1,772	2,053	2,546	1,341
	5,711	4,564	3,001	3,646	2,987
Reclassification related to disposal groups/discontinued operations
Domestic	(2,155)	994	750	368	(60)
Foreign	(222)	(238)	(1,043)	234	1,471
	(2,377)	756	(293)	602	1,411
Currency translation and other adjustments
Domestic	(261)	183	143	(358)	(381)
Foreign	335	(32)	(60)	306	57
	74	151	83	(52)	(324)
(Disposals)/acquisitions of businesses
Domestic	-	-	-	-	-
Foreign	-	(73)	-	21	132
	-	(73)	-	21	132
Amounts written-off
Domestic	(1,506)	(543)	(313)	(486)	(546)
Foreign	(437)	(732)	(544)	(1,461)	(843)
	(1,943)	(1,275)	(857)	(1,947)	(1,389)
Recoveries of amounts written-off in previous years
Domestic	21	8	12	116	9
Foreign	38	2	31	228	36
	59	10	43	344	45
Charged to income statement (1) – continuing operations
Domestic	39	651	1,276	160	316
Foreign	21	970	1,335	179	352
	60	1,621	2,611	339	668
Unwind of discount
Domestic	-	-	(24)	48	116
Foreign	(12)	(43)	-	-	-
	(12)	(43)	(24)	48	116
Provisions at the end of the year (2)
Domestic	223	4,085	2,792	948	1,100
Foreign	1,349	1,626	1,772	2,053	2,546
	1,572	5,711	4,564	3,001	3,646
Gross loans and advances to customers
Domestic	9,844	159,119	166,494	173,002	158,577
Foreign	36,179	66,475	110,534	216,627	277,725
	46,023	225,594	277,028	389,629	436,302

Closing customer provisions as a % of gross loans and advances to customers (3)
Domestic	2.3%	2.6%	1.7%	0.5%	0.7%
Foreign	3.6%	2.3%	1.6%	0.9%	0.9%
Total	3.3%	2.5%	1.6%	0.8%	0.8%

Customer charge to income statement for continuing operations as a % of gross loans and advances to customers
Domestic	0.4%	0.4%	0.8%	0.1%	0.2%
Foreign	0.1%	1.5%	1.2%	0.1%	0.1%
Total	0.1%	0.7%	0.9%	0.1%	0.2%

Notes:
(1)	Includes €15 million relating to loans and advances to banks (2009 – €30 million; 2008 – €46 million, 2007 – nil; 2006 –nil).
(2)	Includes closing provisions against loans and advances to banks of €45 million (2009 – €75 million; 2008 – € 46 million; 2007 – nil ; 2006 – nil).
(3)	Closing customer provisions exclude closing provisions against loans and advances to banks.

Additional information continued	Additional information

Financial summary continued
Loan impairment provisions - continued
The following table shows additional information in respect of the loan impairment provisions.

	2010 €m	2009 €m	2008 €m	2007 €m	2006 €m
Loan impairment provisions at end of year:
– customers	1,527	5,636	4,518	3,001	3,646
– banks	45	75	46	-	-
	1,572	5,711	4,564	3,001	3,646

Average loans and advances to customers (gross)	135,809	251,311	333,329	389,629	436,302

As a % of average loans and advances to customers during the year:
Total customer provisions charged to income statement	0.1%	1.1%	1.0%	0.2%	0.2%

Amounts written-off (net of recoveries) – customers	1.4%	0.5%	0.2%	0.4%	0.3%

Analysis of closing loan impairment provisions
The following table analyses customer loan impairment provisions by geographical area and type of domestic customer.

	2010		2009		2008		2007		2006
	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans
	€m	%	€m	%	€m	%	€m	%	€m	%
Domestic
Central and local government	-	0.8%	1	0.7%	13	0.2%	4	0.4%	5	0.0%
Manufacturing	-	3.8%	1,967	3.3%	1,474	3.7%	502	1.9%	581	2.9%
Construction	-	0.8%	17	0.4%	21	0.4%	7	0.3%	8	0.0%
Finance	119	3.6%	643	5.5%	287	5.6%	193	4.1%	224	5.8%
Service industries and business activities	43	10.4%	775	10.9%	599	8.9%	203	6.2%	236	7.3%
Agriculture, forestry and fishing	-	0.1%	137	2.2%	75	1.7%	25	1.3%	30	1.5%
Property	45	0.6%	110	1.8%	41	1.4%	14	0.8%	16	1.5%
Individuals
– home mortgages	21	1.0%	-	45.4%	-	36.5%	-	25.5%	-	37.8%
– other	45	0.0%	-	0.1%	-	1.3%	-	3.5%	-	5.8%
Finance leases and instalment credit	-		-		-		-		-
Accrued interest	-	0.2%	-	0.3%	-	0.4%	-	0.4%	-	1.5%
Total domestic	273	21.3%	3,650	70.6%	2,510	60.1%	948	44.4%	1,100	64.1%
Foreign	1,183	72.7%	1,466	29.4%	1,410	39.9%	1955	55.6%	2,436	35.9%
Impaired book provisions	1,456	100%	5,116	100%	3,920	100%	2,903	100%	3,536	100%
Latent book provisions	116		595		644		98		110
Total provisions	1,572		5,711		4,564		3,001		3,646

Additional information continued	Additional information

Financial summary continued

Analysis of write-offs
The following table analyses amounts written-off by geographical area and type of domestic customer.

	2010 €m	2009 €m	2008 €m	2007 €m	2006 €m
Domestic
Central and local government	-	12	-	-	-
Manufacturing	1,469	185	54	129	145
Construction	-	13	-	6	7
Finance	31	6	11	3	3
Service industries and business activities	6	208	66	198	223
Agriculture, forestry and fishing	-	14	58	49	55
Property	-	17	-	8	9
Residential mortgages	-	-	-	55	61
Personal lending	-	59	36	38	43
Finance leases and instalment credit	-	29	88	-	-
Total domestic	1,506	543	313	486	546
Foreign	437	732	544	1,461	843
Total write-offs	1,943	1,275	857	1,947	1,389

Analysis of recoveries
The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer.

	2010 €m	2009 €m	2008 €m	2007 €m	2006 €m
Domestic
Central and local government	-	-	-	2	-
Manufacturing	-	-	-	11	1
Construction	-	-	-	2	-
Finance	-	-	-	73	6
Service industries and business activities	-	-	1	11	1
Agriculture, forestry and fishing	-	-	-	1	-
Property	-	-	-	2	-
Residential mortgages	-	-	-	3	-
Personal lending	21	8	11	11	1
Finance leases and instalment credit	-	-	-	-	-
Total domestic	21	8	12	116	9
Foreign	38	2	31	228	36
Total recoveries	59	10	43	344	45

Additional information continued	Additional information

Financial summary continued

Risk elements in lending and potential problem loans
The Group's loan control and review procedures do not include the classification of loans as impaired, accruing past due, restructured and potential problem loans, as defined by the SEC in the US.

The following table shows the estimated amount of loans that would be reported using the SEC's classifications. The figures are stated before deducting the value of security held or related provisions.

	2010 €m	2009 €m	2008 €m	2007 €m	2006 €m
Loans accounted for on an impaired basis (1)
Domestic	445	5,398	3,429	1,300	1,740
Foreign	1,719	2,691	2,592	2,540	5,548
Total	2,164	8,089	6,021	3,840	7,288
Accruing loans which are contractually overdue 90 days or more as to principal or interest (2)
Domestic	51	92	63	78	110
Foreign	9	61	55	84	1,041
Total	60	153	118	162	1,151

Potential problem loans (3)
Domestic	13	166	239	2,156	1,848
Foreign	120	366	433	3,858	4,826
Total potential problem loans	133	532	672	6,014	6,674

Closing provisions for impairment as a % of total risk elements in lending	70.7%	69.3%	74.3%	75.0%	43.3%
Closing provisions for impairment as a % of total risk elements in lending and potential problem loans	66.7%	65.1%	67.0%	30.0%	24.2%
Risk elements in lending as a % of gross lending to customers excluding reverse repos (4)	4.8%	3.9%	2.3%	1.3%	2.4%

Notes:
(1)	Loans which have defaulted and against which an impairment provision is held.
(2)	Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.
(3)
Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for advances and revolving credit facilities where the past due concept is not applicable.

(4)	Excludes reverse repos.

	2010 €m	2009 €m	2008 €m
Gross income not recognised but which would have been recognised under the original terms of impaired and restructured loans
Domestic	64	82	-
Foreign	325	406	72
	389	488	72

Interest on impaired and restructured loans included in net interest income
Domestic	3	59	-
Foreign	47	45	8
	50	104	8

Additional information continued	Additional information

Financial summary continued

Analysis of deposits – product analysis
The following table shows the distribution of the Group's deposits by type and geographical area.

		2010 €m	2009 €m	2008 €m
Netherlands
Demand deposits	– interest-free	654	50,098	66,631
	– interest-bearing	18,123	70,766	26,793
Time deposits	– savings	-	645	-
	– other	9,350	43,262	75,892
Total domestic offices		28,127	164,771	169,316
Overseas
Demand deposits	– interest-free	18,420	10,841	17,177
	– interest-bearing	27,084	34,364	59,076
Time deposits	– savings	279	8,593	7,348
	– other	12,980	27,477	53,306
Total overseas offices		58,763	81,275	136,907
Total deposits		86,890	246,046	306,223

Held-for-trading		2,304	154	1
Designated as at fair value through profit or loss		-	4,537	3,920
Amortised cost		84,586	241,355	302,302
Total deposits		86,890	246,046	306,223

Overseas
US		4,295	5,353	8,613
Rest of the World		54,468	75,922	128,294
Total overseas offices		58,763	81,275	136,907

Additional information continued	Additional information

Financial summary continued

Certificates of deposit and other time deposits
The following table shows details of the Group's certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

2010	Within 3 months €m	Over 3 months but within 6 months €m	Over 6 months but within 12 months €m	Over 12 months €m	Total €m
Domestic
Certificates of deposit	985	518	145	-	1,648
Other time deposits	5,964	1,067	522	1,790	9,343

Overseas
Certificates of deposit	1,118	23	89	4	1,234
Other time deposits	6,745	505	350	2,672	10,272
	14,812	2,113	1,106	4,466	22,497

Additional information continued	Additional information

Financial summary continued

Other contractual cash obligations
The table below summarises the Group's other contractual cash obligations by payment date.

2010	0-3 months €m	3-12 months €m	1-3 years €m	3-5 years €m	5-10 years €m	10-20 years €m
Operating leases	24	72	123	83	130	153
	24	72	123	83	130	153

2009
Operating leases	46	136	251	140	162	161
Contractual obligations to purchase goods or services	2	7	-	-	-	-
	48	143	251	140	162	161

The Group's undrawn formal facilities, credit lines and other commitments to lend were €37,995 million (2009 – €51,520 million). While the Group has given commitments to provide these funds, some facilities may be subject to certain conditions being met by the counterparty. The Group does not expect all facilities to be drawn, and some may lapse before drawdown.

Exchange rates
Except as stated, the following tables show, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York.

	February	January	December	November	October	September
US dollars per €1	2011	2011	2010	2010	2010	2010
Noon Buying Rate
High	0.74	0.77	0.76	0.77	0.73	0.79
Low	0.72	0.73	0.75	0.70	0.71	0.73

		2010	2009	2008	2007	2006
Noon Buying Rate
Period end rate		0.75	0.70	0.72	0.68	0.76
Average rate for the period (1)		0.76	0.72	0.68	0.73	0.76

Consolidation rate (2)
Period end rate		0.75	0.69	0.72	0.68	0.76
Average rate for the period		0.76	0.72	0.68	0.73	0.76

Notes:
(1)	The average of the Noon Buying Rates on the last business day of each month during the period.
(2)	The rates used by the Group for translating US dollars into euro in the preparation of its financial statements.
(3)	On 18 March 2011 (the latest practicable date), the Noon Buying Rate was €1.00 = $1.4141.

Page 213 intentionally left blank	Additional information

Page 214 intentionally left blank	Additional information

Page 215 intentionally left blank	Additional information

Page 216 intentionally left blank	Additional information

Additional information	Additional information

Supervision
Netherlands
The Group is regulated in the Netherlands by De Nederlandsche Bank (‘DNB’) and the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten referred to as ‘AFM’).

The Group’s regulatory system in the Netherlands is a comprehensive system based on the provisions of the Financial Supervision Act which came into effect on 1 January 2007. The Financial Supervision Act has replaced, amongst others, the Act on the Supervision of the Credit System 1992 without affecting the existing supervisory system.

The Financial Supervision Act sets out rules regarding prudential supervision (by DNB) and supervision of conduct (by the AFM). Prudential supervision focuses on the solidity of financial undertakings and contributes to the stability of the financial sector. Supervision of conduct focuses on orderly and transparent financial market processes, clear relations between market participants and due care in the treatment of clients (including supervision of the securities and investment businesses).

Prudential Supervision
Prudential supervision of credit institutions in the Netherlands is performed by DNB under the Financial Supervision Act. No enterprise or institution established in the Netherlands may pursue the business of a credit institution unless it has obtained prior authorisation from the DNB. Its supervisory activities under the Financial Supervision Act focus on supervision of solvency, liquidity and administrative organisation, including risk management and internal control. If, in the opinion of DNB, a credit institution fails to comply with the rules and regulations regarding the above mentioned subjects, DNB will notify the credit institution and may instruct the credit institution to behave in a certain manner. If the credit institution does not respond to any such instructions to the satisfaction of DNB, DNB is allowed to exercise additional supervisory measures that may include the imposition of fines.

Prudential supervision also oversees calculation of significant intra-group agreements, adjusted solvency, calculation of capital adequacy and significant risk concentrations.  It also determines the models used by the financial undertakings to report the calculations to DNB. Finally, the regulation lays down reporting rules, for example reporting deadlines and reporting frequency.

Conduct of business supervision
The body responsible for carrying out this supervision in the Netherlands is the AFM.

Conduct-of-business supervision focuses on ensuring orderly and transparent financial market processes, proper relationships between market participants and the exercise of due care by financial undertakings in dealing with clients.

The Financial Supervision Act provides that each supervised credit institution must submit periodic reports to DNB. In accordance with this requirement the Group files quarterly and monthly reports with DNB. At least one submission for each given year must be certified by an external auditor. The report to be certified is selected by an external auditor at his or her discretion.

On 1 July 2008 a decree pursuant to the Financial Supervision Act was extended to incorporate the requirements for eligibility of covered bonds. Dutch issuers of covered bonds now have the facility to register their programs with DNB. The new legislation is designed to protect the interest of covered bondholders through special supervision by DNB of the recognised covered bond programs. An issuer must comply with several conditions when submitting a program for recognition and demonstrate compliance to these conditions through the provision of specific documentation and information. Once a program is registered, the issuer will have ongoing administration and reporting obligations to adhere to.

As at 14 August 2009 the Covered Bond programme of RBS Holdings became eligible under the new legislation and the outstanding covered bonds have been registered with DNB.

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

The implementation process of Basel II into Dutch legislation (Financial Supervision Act) and regulation was completed in December 2006 when DNB published its supervisory rules. The compliance date in the European Union was 1 January 2008.

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

With effect from 30 June 2010, the Group migrated to Basel II status. For the majority of credit risk, the Group uses the advanced internal ratings based approach for calculating RWAs. For operational risk, the Group uses the standardised approach, which calculates operational RWAs based on gross income.

Additional information	Additional information

Supervision continued
In addition to the calculation of minimum capital requirements for credit, market and operational risk, banks are required to undertake an Individual Capital Adequacy Assessment Process (ICAAP) for other risks. The Group’s ICAAP, in particular, focuses on concentration risk, stress VaR, pension fund risk, interest rate risk in the banking book, FX translation risk together with stress tests to assess the adequacy of capital over two  years.

The Group publishes its Pillar 3 (Market disclosures) on its website, providing a range of additional information relating to Basel II and risk and capital management across the Group. The disclosures focus on Group level capital resources and adequacy, discuss a range of credit risk approaches and their associated RWAs under various Basel II approaches such as credit risk mitigation, counterparty credit risk and provisions.

The Group operates in multiple jurisdictions and is subject to a number of regulatory regimes.  The Group's lead regulator in the Netherlands is DNB.  The Group is a subsidiary of the RBS Group whose lead regulatory is the UK is the FSA. In the US, the Group’s operations are required to meet liquidity requirements set out by the US Federal Reserve Bank, Office of the Comptroller of the Currency, Federal Deposit Insurance Corporation and Financial Industry Regulatory Authority.

Exposure supervision
DNB has issued specific rules with respect to large exposures to a single borrower or group of interconnected borrowers, or in relation to certain other businesses that involve a concentration of risk. Large exposures generally include all assets and off-balance sheet items of a credit institution with respect to a single borrower or group of interconnected borrowers which exceed 10% of a credit institution’s total capital. Large exposures must be reported once every quarter to DNB. There is a limit of 25% of total capital for a single large exposure as part of the banking book. Trading book positions may exceed this limit subject to additional solvency requirements. The aggregate amount of all large exposures of a credit institution may not exceed 800% of its total capital.

Liquidity supervision
Banks are required to report on a consolidated level on their liquidity position to DNB monthly, on the basis of the liquidity supervision directive. The liquidity directive seeks to ensure that banks are in a position to cope with an acute short term liquidity shortage under the assumption that banks would remain solvent. In principle, DNB liquidity directive covers all direct domestic and foreign establishments (subsidiaries/branches), including majority participations. The regulatory report also takes into consideration the liquidity effects of derivatives and the potential drawings under committed facilities.

The directive places emphasis on the short term in testing the liquidity position over a period of up to one month with a separate test of the liquidity position in the first week. For observation purposes, several additional maturity bands are included in the liquidity report (one to three months, three to six months, six months to one year and beyond one year).

Available liquidity must always exceed required liquidity. Available liquidity and required liquidity are calculated by applying weighting factors to the relevant on- and off-balance sheet items, i.e. irrevocable commitments. The liquidity test includes all currencies. Compliance reports concerning liquidity requirements of foreign subsidiaries are submitted to the appropriate foreign regulatory authorities as required. At a consolidated level, and in every country in which the Group operates, the Group adheres to the liquidity standards imposed by the applicable regulatory authorities.

As a result of the current turbulent times DNB has required more frequent liquidity information from the banks with a shorter maturity bands. These reports are submitted on a weekly basis.

Structural supervision
Pursuant to the Financial Supervision Act, banks are prohibited to hold, acquire or increase a qualifying holding or exercise any control relating to a qualifying holding in a bank in the Netherlands, except if it has obtained a Declaration of No Objection (‘DNO’) from DNB (or in certain specified cases from the Dutch Minister of Finance). Qualifying holding means a participation of at least 10% in the issued share capital of the related voting rights or similar influence. The DNO would be issued unless the qualifying holding in the bank concerned would lead to an influence which might jeopardise sound and prudent operations or the qualifying holding could or would lead to an undesirable development of the financial sector.

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

Additional information	Additional information

Supervision continued
United States
The Group is both a bank holding company and a financial holding company within the meaning of the US Bank Holding Company Act of 1956 as amended. As such, it is subject to the regulation and supervision of the Board of Governors of the Federal Reserve System (the "Federal Reserve"). Among other things, the Group's direct and indirect activities and investments in the United States are limited to those that are 'financial in nature' or 'incidental' or 'complementary' to a financial activity, as determined by the Federal Reserve. The Group is also required to obtain the prior approval of the Federal Reserve before acquiring directly or indirectly, the ownership or control of more than 5% of any class of the voting shares of any US bank or holding company. Under section 167(b) of the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, the Group is required to act as a source of financial strength for its US bank subsidiaries. Among other things, this source of strength obligation could require the Group to inject capital into any of its US bank subsidiaries if any of them became undercapitalised

Anti-money laundering, anti-terrorism and economic sanctions regulations are a major focus of the US government for financial institutions and are rigorously enforced by US government agencies. The Group's US subsidiaries are also subject to supervision and regulation by a variety of other US regulatory agencies.

Other jurisdictions
The Group operates in over 40 countries through a network of branches, local banks and non-bank subsidiaries and these activities are subject to supervision in most cases by a local regulator or central bank.

Regulatory developments and reviews
The Group works with domestic and international trade associations and proactively engages with regulators and other authorities such as the Basel Committee, the EU Commission, Governments and regulators, in order to understand the implications of proposed regulatory change and to contribute to the development of regulatory policy.

Netherlands
In the Netherlands, the Group has actively engaged with a large number of legislative and regulatory consultations. Reflecting global developments, financial stability - notably bank prudential requirements and the new regulatory framework – remains a key focus for the Dutch regulatory authorities.

The Group has continued to participate fully in the analysis of the cause of the financial crisis and the development of potential policy and reform. A wide range of ideas and proposals, aimed at strengthening the resilience of the banking system and addressing perceived shortcomings in existing regulation, have been advanced and continue to be developed.

European Union/Global developments
The Group follows closely the work (and recommendations) of the G20, as well as international standard setters such as the Basel Committee on Banking Supervision. Of particular note were the discussions that took place throughout 2010 regarding proposals from the Basel Committee on Banking Supervision for an enhanced capital and liquidity framework.

Also notable in 2010 was significant work by the European Commission and the Committee of European Securities Regulators to review the Markets in Financial Instruments Directive in areas such as transparency, investor protection and a widening of the scope of the Directive. Additionally, proposals to revise legislation on market infrastructure, to encourage central clearing of derivative instruments, were put forward by the Commission.

Lastly, the EU has also overhauled its supervisory framework, creating a system of EU Supervisory Authorities and the European Systemic Risk Board. Powers of the authorities will include the supervision of national regulators, but also potentially direct supervision of selected financial institutions should it be required in specific circumstances.

United States
In the US the Group continues to engage constructively with regulators and other bodies on regulatory and legislative change and seeks to ensure proper implementation and compliance.

Other jurisdictions
The Group is active in monitoring regulatory developments in each country in which it operates so that internal policies are sufficient to ensure the effective management of regulatory risk.

Trend information
The composition of the Group's revenues, assets and liabilities and its overall performance are affected by changing economic conditions and changing conditions in financial markets, as well as regulatory changes. The Group expects the global recovery to be maintained, but to remain uneven. The pace of growth in the major developed economies – including the UK and the US – is likely to remain sluggish by historic standards, and volatile. This reflects high levels of indebtedness and the expectation that interest rates will gradually rise. As a result, the Group expects that liquidity disruptions, instability and volatility will continue to affect the credit and financial markets in 2011. In addition, regulatory changes will take place in the future that we expect will increase the overall level of regulation in the markets.

The Dutch economy is estimated to have grown by 1.7% in 2010. This is in line with the EuroZone as a whole, and a marked improvement on 2009, when the Netherlands contracted by 3.9%.

In line with meeting the objectives of the strategic plan, the Group is actively continuing to exit Non-Core businesses and focusing on reducing undrawn and contingent commitments. This will reduce the absolute need for wholesale funding within the Group.

The transfer of business to RBS Group, in line with obtaining synergies and combining risk management, will continue in 2011.

For further discussion of some of these challenges please refer to the 'Risk and balance sheet management' and 'Risk Management' sections of the 'Business Review' and to the 'Risk Factors' on pages 221 to 231.

Additional information	Additional information

Major shareholders
On 17 October 2007 RFS Holdings B.V. (‘RFS Holdings’), a company incorporated by RBS Group, Fortis and Santander acquired 85.6% of RBS Holdings N.V. Through subsequent purchases RFS Holdings increased its stake in the Group to 99.3% as at 31 December 2007. RFS Holdings started squeeze-out proceedings in order to acquire the remainder of the shares in the Group from minority shareholders and this procedure was completed on 22 September 2008. As a result RFS Holdings is from that date the sole shareholder of RBS Holdings N.V.

RFS Holdings is controlled by The Royal Bank of Scotland Group plc, which is incorporated in the UK and registered at 36 St. Andrew Square, Edinburgh, Scotland and The Royal Bank of Scotland Group plc is the ultimate parent company of the Group Holding N.V.

On 3 October 2008, the Dutch State fully acquired all Fortis’ businesses in the Netherlands, including the Fortis share in RFS Holdings. On 24 December 2008, the Dutch State purchased from Fortis Bank Nederland (Holding) N.V. its investment in RFS Holdings, to become a direct shareholder in RFS Holdings. On 31 December 2010, RBS Group increased its shareholding in RFS Holdings to 97.72%. As of that date, the Dutch State has a 1.25% shareholding and Santander has a 1.03% shareholding.

Stock exchange listings
None of the shares in the Group are listed.

Issued share capital
The issued share capital of RBS Holdings N.V. consists of 3,306,843,332 ordinary shares with a nominal value of € 0.56.

Material contracts
The Group are party to various contracts in the ordinary course of business. Material contracts include the following:

Participation in UK Government’s Asset protection Scheme
In 2009, RBS plc, entered into an agreement (the Asset Protection Scheme (APS)) with HM Treasury (HMT), acting on behalf of the UK Government, under which it purchased credit protection over a portfolio of specified assets and exposures (covered assets) from HMT.  Although the portfolio of covered assets includes assets recorded on the Group’s balance sheet, the Group is not entitled to benefit under this contract.

However, the Group entered into credit protection agreements in 2009 in the form of a financial guarantee contract and a credit derivative contract with RBS plc that provides full principal protection over those covered assets attributable to the Group for their remaining life.

Under the terms of these contracts on impairment of a covered asset the Group is entitled to receive from RBS plc the present value of the difference between contractual and expected cash flows from the asset; subsequent reductions in the estimated lost cash flows are paid by the Group to RBS plc and increases paid by RBS plc to the Group.
For further details on these contracts see pages 78 and 79.

EC Remedy
On 26 November 2009, RBS Group entered into a State Aid Commitment Deed with HM Treasury of the United Kingdom government, containing commitments and undertakings given by RBS Group to HM Treasury that are designed to ensure that HM Treasury is able to comply with the commitments given by it to the European Commission for the purpose of obtaining approval for the State aid provided to RBS Group. As part of these commitments, RBS Group agreed that RBS Holdings will not pay investors any coupons on, or exercise any call rights in relation to, the hybrid capital instruments issued by RBS N.V. listed below, unless in any such case there is a legal obligation to do so, for an effective period of two years. The Group is also subject to restrictions on the exercise of call rights in relation to its other hybrid capital instruments.

–	5.90% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust V (formerly ABN AMRO Capital Funding Trust V) (US74928K2087)
–	6.25% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust VI (formerly ABN AMRO Capital Funding Trust VI) (US74928M2044)
–	6.08% Non-cumulative Guaranteed Trust Preferred Securities of RBS Capital Funding Trust VII (formerly ABN AMRO Capital Funding Trust VII) (US74928P2074)

RBS Holdings has announced that the start date for the two-year distribution restriction period in relation to the hybrid capital instruments will be 1 April 2011.

Dividends
The Group's policy is to pay dividends on ordinary shares taking account the capital position and prospects. For further information on the payment of dividends, see page 118.

Off-balance sheet arrangements
The Group has no off-balance sheet exposures that have or are reasonably likely to have an adverse effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

For a discussion of the impact of off-balance sheet commitments and contingent liabilities see note 28 to the 'Financial Statements’.

Additional information	Additional information

Risk factors

Set out below are certain risk factors which could affect the Group's future results and cause them to be materially different from expected results. The Group's results are also affected by competition and other factors. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

Risks relating to the Group

The Group is reliant on RBS Group

The Group is part of RBS Group and receives capital from RBS Group. The Group also receives certain services from RBS Group and has access to the infrastructure of RBS Group which the Group requires in order to operate its business. The reduction or cessation of the ability of RBS Group to provide intra-group funding, capital injections or support directly or indirectly to the Group may result in funding or capital pressures and liquidity stress for the Group and may have a material adverse effect on the operations, financial condition and results of operations of the Group.

The Group’s businesses, earnings and financial condition have been and will continue to be affected by the global economy and instability in the global financial markets

The performance of the Group has been and will continue to be influenced by the economic conditions of the countries in which it operates, particularly the Netherlands, the United Kingdom, other countries throughout Europe, the United States and Asia. The outlook for the global economy over the near to medium term remains challenging, particularly in the Netherlands, the United Kingdom, other European economies and the United States. In addition, the global financial system has yet to fully overcome the difficulties which first manifested themselves in August 2007 and financial markets conditions have not yet fully normalised. These conditions led to severe dislocation of financial markets around the world and unprecedented levels of illiquidity in 2008 and 2009, resulting in the development of significant problems at a number of the world’s largest corporate institutions operating across a wide range of industry sectors, many of which are the Group’s customers and counterparties in the ordinary course of its business. In response to this economic instability and market illiquidity, a number of governments, including the government of the Netherlands, the government of the United Kingdom and the governments of the other EU member states and the United States Government intervened in order to inject liquidity and capital into the financial system, and in some cases, to prevent the failure of these institutions.

Despite such measures, the volatility and disruption of the capital and credit markets have continued, with many forecasts predicting only modest levels of GDP growth in the near to medium term. Similar conditions are likely to exist in a number of the Group’s key markets, including those in the Netherlands, the United Kingdom and the rest of Europe. These conditions have exerted, and may continue to exert, downward pressure on asset prices and on availability of credit for financial institutions and upward pressure on the cost of credit for financial institutions, including RBS Holdings and RBS N.V., and will continue to impact the credit quality of the Group’s customers and counterparties. Such conditions, alone or in combination with regulatory changes or actions of other market participants, may cause the Group to incur losses or to experience further reductions in business activity, increased funding costs and funding pressures, decreased asset values, additional write-downs and impairment charges and lower profitability.

In particular, the performance of the Group may be affected by economic conditions impacting EU member states. For example, the financial problems recently experienced by the governments of certain EU member states (including Greece and Ireland) may lead to the issuance of significant volumes of debt by such member states and European Union entities, which may in turn reduce demand for debt issued by financial institutions and corporate borrowers. This, as well as credit rating downgrades experienced by such member states, could adversely affect the Group’s access to the debt capital markets and may increase the Group’s funding costs, which could have a material adverse impact on the Group’s earnings, cash flow and financial condition. In addition, EU member states in which the Group operates have agreed to provide financial assistance to certain member states, currently Greece and Ireland, and may be required to provide financial assistance to other EU member states in the future, which may in turn have a negative impact on the financial condition of those EU member states providing the assistance. The Group’s exposure to the economies of such member states has resulted in the Group making significant provisions. Should the adverse economic conditions currently faced by such member states be replicated in other EU member states, the risks discussed above would be exacerbated.

In addition, the Group will continue to be exposed to the risk of loss if major corporate borrowers or counterparty financial institutions fail or are otherwise unable to meet their obligations. The Group is currently exposed to country concentration risk in the Netherlands, the United States, the United Kingdom, Greece, Spain and the rest of Europe and certain business sector concentration risk relating to personal and banking and financial institution exposures and the natural resources sector. The Group’s performance may also be affected by future recovery rates on assets and the historical assumptions underlying asset recovery rates, which (as has already occurred in certain instances) may no longer be accurate given the unprecedented market disruption and general economic instability. The precise nature of all the risks and uncertainties the Group faces as a result of current economic conditions cannot be predicted and many of these risks are outside the control of the Group.

An extensive restructuring and balance sheet reduction programme of RBS Group is ongoing and may adversely affect the Group’s business, results of operations, financial condition, capital ratios and liquidity

The RBS Group is in the course of implementing an extensive restructuring of its businesses, operations and assets, including those of the members of RBS Group, and may, in the future, consider making further changes to its business, operations, structure and assets.

Additional information	Additional information

Risk factors continued

As part of this restructuring and the Group’s refocus on core strengths and its disposal programme, RBS Holdings has been restructured into Core and Non-Core components. The Group expects to substantially run down or dispose of the businesses, assets and portfolios within the Non-Core division by 2013 and, during the course of 2010, it concluded the sales of businesses in Latin America, Asia, Europe and the Middle East.

Because the ability to dispose of assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which may remain challenging, there is no assurance that the Group will be able to sell or run-down (as applicable) those remaining businesses it is seeking to exit either on favourable economic terms to the Group or at all. Tax liabilities could arise on the disposal of assets. Furthermore, where transactions are entered into for the purpose of selling non-core assets and businesses, they may be subject to conditions precedent, including government and regulatory approvals and completion mechanics that in certain cases may entail consent from customers. There is no assurance that such conditions precedent will be satisfied, or consents and approvals obtained, in a timely manner or at all. Any of the above factors could affect the Group's ability to implement its strategic plan and have a material adverse effect on the Group's business, results of operations, financial condition, capital ratios and liquidity and could result in a loss of value in securities issued by the Group (the 'Securities').

In addition, the Group may be liable for any deterioration in businesses being sold between the announcement of the disposal and its completion. In certain cases, the period between the announcement of a transaction and its completion may be lengthy and may span many months. Other risks that may arise out of the disposal of the Group’s assets include ongoing liabilities up to completion of the relevant transaction in respect of the assets and businesses disposed of, commercial and other risks associated with meeting covenants to the buyer during the period up to completion, the risk of employee and customer attrition in the period up to completion, substantive indemnity obligations in favour of the buyer, the risk of liability for breach of warranty, the need to continue to provide transitional service arrangements for potentially lengthy periods following completion of the relevant transaction to the businesses being transferred and redundancy and other transaction costs. Further, the Group may be required to enter into covenants agreeing not to compete in certain markets for specific periods of time. In addition, the Group will lose existing customers, deposits and other assets (both directly through the sale and potentially through the impact on the rest of the Group’s business arising from implementing the restructuring plans) and the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals.

Any of the above factors could negatively affect the Group’s ability to implement its strategic plan and have a material adverse effect on the Group’s business, results of operations, financial condition, capital ratios and liquidity and could result in a loss of value in the Securities.

Any future restructuring may impact issues of securities by RBS Holdings and RBS N.V. and may result in changes to their businesses, operations and assets. Although it is difficult to determine the impact that such changes may have (if any) on RBS Holdings or RBS N.V., these changes may have a material adverse impact on their business, financial condition, results of operations and prospects and RBS Holdings’ and RBS N.V.’s credit ratings, and may also negatively impact the value in the Securities.

Lack of liquidity is a risk to the Group’s business and its ability to access sources of liquidity has been, and will continue to be, constrained

Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of enterprise specific factors, including an over-reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. During recent years, credit markets worldwide have experienced a severe reduction in liquidity and term funding. During this time, the market perception of bank credit risk has changed significantly and banks that are deemed by the market to be riskier have issued debt at a premium to the cost of debt for banks that are perceived by the market as being safer. The uncertainty regarding the perception of credit risk across different banking groups also led to reductions in inter-bank lending, and hence, in common with many other banking groups, the Group’s access to traditional sources of liquidity has been, and may again be, restricted.

The Group’s liquidity management focuses on maintaining a diverse and appropriate funding strategy for its assets, controlling the mismatch of maturities and carefully monitoring its undrawn commitments and contingent liabilities. However, the Group’s ability to access sources of liquidity (for example, through the issue or sale of financial and other instruments or through the use of term loans) during recent periods of liquidity stress has been constrained to the point where it, in common with many other banking groups, has had to rely on shorter term and overnight funding with a consequent reduction in overall liquidity. While money market conditions improved during the course of 2009 and 2010, with the Group seeing a material reduction of funding from central banks, further tightening of credit markets could have a materially adverse impact on the Group. The Group, in common with other banking groups, may need to seek funds from alternative sources and potentially at higher costs than has previously been the case.

In addition, there is also a risk that corporate and financial institution counterparties with credit exposures may seek to reduce their credit exposures to banks, given current risk aversion trends. It is possible that credit market dislocation becomes so severe that overnight funding from non-government sources ceases to be available.

There can be no assurance that the measures described above, alongside other available measures, will succeed in improving the funding and liquidity in the markets in which the Group operates, or that these measures, combined with any increased cost of any funding currently available in the market, will not lead to a further increase in the Group’s overall cost of funding or require the Group to consider disposals of other assets not previously identified for disposal to reduce its funding requirements, each of which could have a material adverse impact on the Group’s financial condition and results of operations or result in a loss of value in the Securities.

Additional information	Additional information

Risk factors continued

The financial performance of the Group has been affected by deteriorations in borrower credit quality and it may continue to be impacted by any further deteriorations, including as a result of prevailing economic and market conditions, and legal and regulatory developments

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group’s businesses. Whilst some economies stabilised over the course of the last two years, the Group may continue to see adverse changes in the credit quality of its borrowers and counterparties, for example as a result of their inability to refinance their debts, with increasing delinquencies, defaults and insolvencies across a range of sectors (such as the financial institution and natural resources sectors) and in a number of geographies (such as the Netherlands, the United Kingdom, the rest of Europe and the United States). The credit quality of the Group’s borrowers and counterparties is impacted by prevailing economic and market conditions, as well as by the legal and regulatory landscape in their respective markets, and if there is a further deterioration in economic and market conditions in one or more markets in which the Group operates or there are changes to the legal or regulatory landscapes in such markets, this could worsen the credit quality of the Group’s borrowers and counterparties and also impact the Group’s ability to enforce contractual security rights.

The trends and risks affecting borrower credit quality have caused, and in the future may cause, the Group to experience further and accelerated impairment charges, higher costs, additional write-downs and losses for the Group, and may result in a loss of value in the Securities.

The actual or perceived failure or worsening credit of the Group’s counterparties has adversely affected and could continue to adversely affect the Group

The Group’s ability to engage in routine funding transactions has been and will continue to be adversely affected by the actual or perceived failure or worsening credit of its counterparties, including other financial institutions and corporate borrowers. The Group has exposure to many different industries and counterparties and routinely executes transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. As a result, defaults by, or even the perceived creditworthiness of or concerns about, one or more corporate borrowers, financial institutions, sovereign counterparties or the financial services industry generally, have led to market-wide liquidity problems, losses and defaults and could lead to further losses being incurred by the Group or by other institutions. Many of these transactions expose the Group to credit risk in the event of default by the Group’s counterparty or client and the Group does have significant exposures to certain individual counterparties (including counterparties in certain geographic markets, particularly the Netherlands, the United Kingdom, the rest of Europe and the United States). In addition, the Group’s credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. Any such losses could have an adverse effect on the Group’s results of operations and financial condition or result in a loss of value in the Securities.

The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, affected by depressed asset valuations resulting from poor market conditions

Financial markets continue to be subject to significant stress conditions, where steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, as exemplified by recent events affecting asset-backed collateralised debt obligations, residential mortgage-backed securities and the leveraged loan market. In dislocated markets, hedging and other risk management strategies have proven not to be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties. Severe market events have resulted in the Group recording large write-downs on its credit market exposures in recent years. Any deterioration in economic and financial market conditions could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the Group’s exposures. Valuations in future periods, reflecting, among other things, then-prevailing market conditions and changes in the credit ratings of certain of the Group’s assets, may result in significant changes in the fair values of the Group’s exposures, even in respect of exposures, such as credit market exposures, for which the Group has previously recorded write-downs. In addition, the value ultimately realised by the Group may be materially different from the current or estimated fair value. Any of these factors could require the Group to recognise further significant write-downs in addition to those already recorded or realised or realise increased impairment charges, which may have a material adverse effect on its financial condition and its results of operations or result in a loss of value in the Securities.

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis risks associated with hedging transactions, volatility and correlation risks and other market factors have significantly affected and will continue to affect the Group’s business and results of operations

Some of the most significant market risks the Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity price and basis, volatility and correlation risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress, such as those experienced in recent years. Changes in currency rates, particularly in the euro-sterling and euro-US dollar exchange rates, affect the value of assets, liabilities, income and expenses denominated in non-euro currencies and may affect income from foreign exchange dealing. RBS Holdings prepares its consolidated financial statements in euro. Fluctuations in the exchange rates used to translate other currencies into euro affect RBS Holdings’ reported consolidated financial condition, results of operations and cash flows from year to year and those of the Group’s non-eurozone operations.

Additional information	Additional information

Risk factors continued

The performance of financial markets may affect bond, equity and commodity prices and, therefore, cause changes in the value of the Group’s investment and trading portfolios. This has been the case during the period since August 2007, with market disruptions and volatility resulting in significant variations in the value of such portfolios. As part of its ongoing derivatives operations, the Group also faces significant basis, volatility and correlation risks for which materialisation is highly dependent on relative changes in the first order risks referred to above. While the Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult, particularly in the current environment, to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group’s financial performance and business operations.

The Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its credit ratings

RBS N.V. has been subject to a number of downgrades in the recent past. Any future reductions in the long-term or short-term credit ratings of RBS N.V. would further increase the Group’s borrowing costs, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit the Group’s access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. The credit ratings of RBS N.V. are also important to the Group when competing in certain markets. As a result, any further reductions in RBS N.V.’s long-term or short-term credit ratings could adversely affect the Group’s access to liquidity and competitive position, increase its funding costs and have a material adverse impact on the Group’s earnings, cash flow and financial condition or result in a loss of value in the Securities.

The Group’s business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements

Effective management of the Group’s capital is critical to its ability to operate its businesses, to grow organically and to pursue RBS Group’s strategy of returning to standalone strength. The Group is required by regulators in the Netherlands, the United Kingdom, the United States and other jurisdictions in which it undertakes regulated activities, to maintain adequate capital resources. The maintenance of adequate capital is also necessary for the Group’s financial flexibility in the face of continuing turbulence and uncertainty in the global economy.

On 17 December 2009, the Basel Committee on Banking Supervision (the 'Basel Committee') proposed a number of fundamental reforms to the regulatory capital framework in its consultative document entitled 'Strengthening the resilience of the banking sector'. On 12 September 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee, announced further details of the proposed substantial strengthening of existing capital requirements, and the reforms were endorsed by the G-20 leaders after the G-20 Summit in Seoul in November 2010. On 16 December 2010, the Basel Committee published the Basel III rules in documents entitled 'Basel III: A global regulatory framework for more resilient banks and banking systems' (containing the reforms relating to capital) and 'Basel III: International framework for liquidity risk measurement, standards and monitoring' (containing the reforms relating to liquidity).

The Basel Committee's package of reforms includes increasing the minimum common equity requirement from 2 per cent. (before the application of regulatory adjustments) to 4.5 per cent. (after the application of stricter regulatory adjustments). The total Tier 1 capital requirement, which includes common equity and other qualifying financial instruments, will increase from 4 per cent. to 6 per cent. The total capital requirement (which comprises Tier 1 capital and Tier 2 capital) remains at 8 per cent. In addition, banks will be required to maintain, in the form of common equity (after the application of deductions), a capital conservation buffer of 2.5 per cent. to withstand future periods of stress, bringing the total common equity requirements to 7 per cent. If there is excess credit growth in any given country resulting in a system-wide build up of risk, a countercyclical buffer within a range of 0 per cent. to 2.5 per cent. of common equity (or possibly other fully loss absorbing capital) is to be applied as an extension of the conservation buffer. In addition, a leverage ratio will be introduced, together with a liquidity coverage ratio and a net stable funding ratio. The liquidity coverage ratio is intended to promote resilience to potential liquidity stress scenarios lasting for a 30-day period. The net stable funding ratio is intended to limit over reliance on short-term wholesale funding and has been developed to provide a sustainable maturity structure of assets and liabilities. The Basel Committee is conducting further work on systemically important financial institutions and contingent capital in close coordination with the Financial Stability Board. The Basel Committee has stated that measures may include capital surcharges, contingent capital and bail-in debt (which could be introduced by statute, possibly impacting existing as well as future issues of debt and exposing them to the risk of conversion into equity and/or write-down of principal amount). Such measures would be in addition to proposals for the write-off of Tier 1 and Tier 2 debt (and its possible conversion into ordinary shares) if a bank becomes non-viable. The Basel Committee is expected to complete by early to mid 2011 a methodology for identifying global systemically important financial institutions with a view to the Financial Stability Board and national authorities determining by mid-2011 those institutions to which the recommendations for global systemically important financial institutions will initially apply. In addition, by mid-2011, the Basel Committee is to complete a study of how much additional loss absorbency capacity global systemically important financial institutions should have and how much of such capacity could be provided by the various proposed instruments (which include contingent capital securities and bail-in debt).

The implementation of the Basel III reforms will begin on 1 January 2013, however the requirements are subject to a series of transitional arrangements and will be phased in over a period of time, to be fully effective by 2019.

To the extent the Group has estimated the indicative impact that Basel III reforms may have on its risk-weighted assets and capital ratios, such estimates are preliminary and subject to uncertainties and may change. In particular, the estimates assume mitigating actions will be taken by the Group (such as deleveraging of legacy positions and securitisations, including non-core, as well as other actions being taken to derisk market and counterparty exposures), which may not occur as anticipated, in a timely manner, or at all.

Additional information	Additional information

Risk factors continued

The Basel Committee changes and other future changes to capital adequacy and liquidity requirements in the jurisdictions in which it operates, including the European Commission’s public consultation on further possible changes to the Capital Requirements Directive launched in February 2010, may require the Group to raise additional Tier 1 (including Core Tier 1) and Tier 2 capital and will result in existing Tier 1 and Tier 2 securities issued by the Group ceasing to count towards the Group’s regulatory capital, either at the same level as present or at all. If the Group is unable to raise the requisite Tier 1 and Tier 2 capital, it may be required to further reduce the amount of its risk-weighted assets and engage in the disposal of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the Group.

As at 31 December 2010, the Group’s Tier 1 and Core Tier 1 capital ratios were 11.1 per cent. and 8.8 per cent., respectively, calculated in accordance with Dutch Central Bank (De Nederlandsche Bank N.V.) requirements. Any change that limits the Group' s ability to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) or to access funding sources, could have a material adverse impact on its financial condition and regulatory capital position or result in a loss of value in the Securities.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate

Under IFRS, the Group recognises at fair value: (i) financial instruments classified as 'held-for-trading' or 'designated as at fair value through profit or loss'; (ii) financial assets classified as 'available-for-sale'; and (iii) derivatives, each as further described in 'Critical Accounting policies' on page 109. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to changes in market conditions, as has been the case during the recent financial crisis. In such circumstances, the Group’s internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value. In common with other financial institutions, these internal valuation models are complex, and the assumptions, judgements and estimates the Group is required to make often relate to matters that are inherently uncertain, such as expected cash flows, the ability of borrowers to service debt, residential and commercial property price appreciation and depreciation, and relative levels of defaults and deficiencies. Such assumptions, judgements and estimates may need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on the Group’s earnings and financial condition. Also, recent market volatility and illiquidity have challenged the factual bases of certain underlying assumptions and have made it difficult to value certain of the Group’s financial instruments. Valuations in future periods, reflecting prevailing market conditions, may result in further significant changes in the fair values of these instruments, which could have a material adverse effect on the Group’s results of operations and financial condition or result in a loss of value in the Securities.

The Group operates in markets that are highly competitive and consolidating. If the Group is unable to perform effectively, its business and results of operations will be adversely affected

The consolidation that has taken place in recent years among banking institutions in the Netherlands, the United Kingdom, the United States and throughout Europe continues to change the competitive landscape for banks and other financial institutions. If financial markets continue to be volatile, more banks may be forced to consolidate. This consolidation, in combination with the introduction of new entrants into the Netherlands, the United States and United Kingdom markets from other European and Asian countries, could increase competitive pressures on the Group.

Furthermore, increased government ownership of, and involvement in, banks generally may have an impact on the competitive landscape in the major markets in which the Group operates. The effects of the substantial government shareholding and involvement in banks may differ from jurisdiction to jurisdiction, and such involvement may cause the Group to experience stronger competition for corporate, institutional and retail clients and greater pressure on profit margins. Future disposals and restructurings by the Group and the compensation structure and restrictions imposed on the Group may also have an impact on its ability to compete effectively. Since the markets in which the Group operates are expected to remain highly competitive in all areas, these and other changes to the competitive landscape could adversely affect the Group’s business, margins, profitability, financial condition and prospects or result in a loss of value in the Securities.

As a further condition to RBS Group receiving HM Treasury support, the Group is prohibited from making discretionary coupon payments on, and exercising call options in relation to, certain of its existing hybrid capital instruments, which may impair the Group’s ability to raise new capital through the issuance of Securities

RBS Group was required to obtain State aid approval for the aid given to RBS Group by Her Majesty’s Treasury in the United Kingdom ('HM Treasury') as part of the placing and open offer undertaken by RBS Group in December 2008, the issuance of £25.5 billion of B shares in the capital of RBS Group (which are, subject to certain terms and conditions, convertible into ordinary shares in the share capital of RBS Group) to HM Treasury, a contingent commitment by HM Treasury to subscribe for up to an additional £8 billion of B shares in the capital of RBS Group if certain conditions are met and RBS Group’s participation in the United Kingdom Government’s Asset Protection Scheme (the 'APS'), which covers, among other things, a pool of assets within the businesses of the Group (the former ABN AMRO Holding N.V. group) that were acquired by RBS Group (the 'State Aid'). In that context, as part of the terms of the State Aid approval, RBS Group, together with HM Treasury, agreed with the terms of a State Aid restructuring plan.

Additional information	Additional information

Risk factors continued

On 26 November 2009, RBS Group also entered into a State Aid Commitment Deed with HM Treasury containing commitments and undertakings given by RBS Group to HM Treasury that are designed to ensure that HM Treasury is able to comply with the commitments given by it to the European Commission for the purpose of obtaining approval for the State Aid provided to RBS Group.

As part of these commitments and undertakings, RBS Group has agreed that RBS Holdings will not pay investors any coupons on, or exercise any call rights in relation to, certain hybrid capital instruments specified in an announcement by RBS Group on 31 August 2010, unless in any such case there is a legal obligation to do so, for an effective period of two years commencing on 1 April 2011. The Group is also subject to restrictions on the exercise of call rights in relation to the Group’s other hybrid capital instruments.

It is possible that the Group may, in future, be subject to further restrictions on payments on the Group’s hybrid capital instruments, whether as a result of undertakings given to regulatory bodies, changes to capital requirements such as the Basel III rules published by the Basel Committee on 16 December 2010 or otherwise.

The undertakings described above may serve to limit the Group’s ability to raise new capital through the issuance of Securities.

The Group could fail to attract or retain senior management, which may include members of the Group’s Supervisory Board and Managing Board, or other key employees, and it may suffer if it does not maintain good employee relations

The Group’s ability to implement its strategy depends on the ability and experience of its senior management, which may include members of the Group’s Supervisory Board and Managing Board, or other key employees. The loss of the services of certain key employees, particularly to competitors, could have an adverse impact on the Group’s business. The Group’s future success will also depend on its ability to attract, retain and remunerate highly skilled and qualified personnel competitively with its peers. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and heightened scrutiny of, and (in some cases) restrictions placed upon, management and employee compensation arrangements, in particular those in receipt of government funding (such as RBS Group). In connection with its accession to the APS, RBS Group agreed with HM Treasury that it will be at the leading edge of implementing the G 20 principles and to consult with UK Financial Investments Limited in connection with RBS Group’s remuneration policy and RBS Group made a commitment to HM Treasury to comply with the UK Financial Services Authority (the 'FSA') Remuneration Code which came into force on 1 January 2010. On 1 January 2011, a revised FSA Remuneration Code came into effect to implement the requirements of the Capital Requirements Directive III. In addition, as a result of its accession to the APS, RBS Group also has reached agreement with HM Treasury in relation to remuneration arrangements for certain employees involved in the APS, including approval rights for the Asset Protection Agency on related performance targets. The deferral and claw back provisions implemented by RBS Group may impair the ability of RBS Group to attract and retain suitably qualified personnel in various parts of RBS Group’s businesses.

In recent years, the Group has altered certain of the pension benefits it offers to staff and some employees continue to participate in defined benefit arrangements. The following two changes have been made to the United Kingdom defined benefit pension plans: (i) a yearly limit on the amount of any salary increase that will count for pension purposes; and (ii) a reduction in the severance lump sum for those who take an immediate undiscounted pension for redundancy.

In addition to the effects of such measures on the Group’s ability to retain senior management and other key employees, the marketplace for skilled personnel is becoming more competitive, which means the cost of hiring, training and retaining skilled personnel may continue to increase. The failure to attract or retain a sufficient number of appropriately skilled personnel could place the Group at a significant competitive disadvantage and prevent the Group from successfully implementing its strategy, which could have a material adverse effect on the Group’s financial condition and results of operations or result in a loss of value in the Securities.

In addition, certain of the Group’s employees in Europe and other jurisdictions in which the Group operates are represented by employee representative bodies, including works councils and trade unions. Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group’s business, reputation and results. As the Group implements cost-saving initiatives and disposes of, or runs-down, certain assets or businesses (including as part of its restructuring plans), it faces increased risk in this regard and there can be no assurance that the Group will be able to maintain good relations with its employees or employee representative bodies in respect of all matters. As a result, the Group may experience difficulties in consultation processes with employee representative bodies in relevant jurisdictions and strikes or other industrial action from time to time, which could have a material adverse effect on its business and results of operations and could cause damage to its reputation.

Each of the Group’s businesses is subject to substantial regulation and oversight. Significant regulatory developments could have an effect on how the Group conducts its business and on its results of operations and financial condition

The Group is subject to financial services laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. All of these are subject to change, particularly in the current regulatory and market environment, where there have been unprecedented levels of government intervention, changes to the regulations governing financial institutions and reviews of the industry, including nationalisations or injections of government capital in the United States, the United Kingdom and other European countries. In recent years, there has also been increasing focus in the Netherlands, the United Kingdom and United States and other jurisdictions in which the Group operates on compliance with anti-bribery, anti-money laundering, anti-terrorism and other similar sanctions regimes.

Additional information	Additional information

Risk factors continued

As a result of the environment in which the Group operates, increasing regulatory focus in certain areas and ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of RBS Group’s participation in government or regulator-led initiatives), the Group expects to face greater regulation and scrutiny in the Netherlands, the United Kingdom, the United States and other countries in which it operates, including throughout the rest of Europe.

Although it is difficult to predict with certainty the effect that recent regulatory developments and heightened levels of public and regulatory scrutiny will have on the Group, the enactment of legislation and regulations in the Netherlands, the United Kingdom, the other parts of Europe in which the Group operates and the United States (such as new liquidity rules in the Netherlands in anticipation of the implementation of, and other changes required by, the EU Capital Requirements Directives, the bank levy in the United Kingdom or the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States) is likely to result in increased capital and liquidity requirements and changes in regulatory requirements relating to the calculation of capital and liquidity metrics or other prudential rules relating to capital adequacy frameworks, and may result in an increased number of regulatory investigations and actions. Any of these developments could have an adverse impact on how the Group conducts its business, applicable authorisations and licences, the products and services it offers, its reputation, the value of its assets, its funding costs and its results of operations and financial condition or result in a loss of value in the Securities.

Areas in which, and examples of where, governmental policies, regulatory changes and increased public and regulatory scrutiny could have an adverse impact on the Group include, but are not limited to:

•	the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;

•
requirements to separate retail banking from investment banking, and restrictions on proprietary trading and similar activities within a commercial bank and/or a group which contains a commercial bank;

•	government-imposed requirements with respect to lending to small and medium sized businesses and larger commercial and corporate entities and residential mortgage lending;

•	requirements to operate in a way that prioritises objectives other than shareholder value creation;

•	changes to financial reporting standards (including accounting standards), corporate governance requirements, corporate structures and conduct of business rules;

•	the imposition of restrictions on the Group’s ability to compensate its senior management and other employees;

•	regulations relating to, and enforcement of, anti-bribery, anti-money laundering, anti-terrorism or other similar sanctions regimes;

•	rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;

•
other requirements or policies affecting the Group’s profitability, such as the imposition of onerous compliance obligations, further restrictions on business growth or pricing and the introduction of, or changes to, levies, fees or taxes applicable to the Group’s operations (such as the imposition of financial activities taxes and changes in tax rates that reduce the value of deferred tax assets); and

•	other unfavourable political, military or diplomatic developments producing social instability or legal uncertainty which, in turn, may affect demand for the Group’s products and services.

The Group is and may be subject to litigation and regulatory investigations that may impact its business

The Group’s operations are diverse and complex, and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, the Group is, and may in the future be, involved in various disputes, legal proceedings and regulatory investigations in the Netherlands, the United Kingdom, other parts of the EU, the United States and other jurisdictions, including class action litigation, anti-money laundering charges and sanctions, compliance investigations and review by the European Commission under State Aid rules. Furthermore, the Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects that environment to continue for the foreseeable future, particularly as it relates to compliance with new and existing corporate governance, employee compensation, conduct of business, anti-money laundering and anti-terrorism laws and regulations, as well as the provisions of applicable sanctions programmes. Disputes, legal proceedings and regulatory investigations are subject to many uncertainties, and their outcomes are often difficult to predict, particularly in the early stages of a case or investigation. Adverse regulatory action or adverse judgments in litigation could result in restrictions or limitations on the Group’s operations or have a significant effect on the Group’s reputation or results of operations or result in a loss of value in the Securities. For details about certain litigation and regulatory investigations in which the Group is involved, see page 159'.

The Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations

The Group maintains a number of defined contribution pension schemes and defined benefit pension schemes for past and a number of current employees. The RBS AA Pension Scheme in the UK and the Stichting Pensioenfonds RBS Nederland in the Netherlands are the largest of the schemes for the Group and its main sources of pension risk. Pensions risk is the risk that the assets of the Group’s various defined benefit pension schemes which are long term in nature do not fully match the timing and amount of the schemes’ liabilities, as a result of which the Group is required or chooses to make additional contributions to the schemes. Pension scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in applicable legislation. The schemes’ assets comprise investment portfolios that are held to meet projected liabilities to the scheme members.

Additional information	Additional information

Risk factors continued

Risk arises from the schemes because the value of these asset portfolios, returns from them and any additional future contributions to the schemes may be less than expected and because there may be greater than expected increases in the estimated value of the schemes’ liabilities. In these circumstances, the Group could be obliged, or may choose, to make additional contributions to the schemes, and during recent periods, the Group has voluntarily made such contributions to the schemes. Given the recent economic and financial market difficulties and the prospect that they may continue over the near and medium term, the Group may experience increasing pension deficits or be required or elect to make further contributions to its pension schemes and such deficits and contributions could be significant and have an adverse impact on the Group’s results of operations or financial condition or result in a loss of value in the Securities.

The Group is subject to enforcement risks relating to the United States Department of Justice’s criminal investigation of its dollar clearing activities

In May 2010, following a criminal investigation by the United States Department of Justice ('DoJ') into RBS N.V.’s dollar clearing activities, Office of Foreign Assets Control compliance procedures and other Bank Secrecy Act compliance matters, RBS N.V. (formerly ABN AMRO Bank N.V.) formally entered into a Deferred Prosecution Agreement ('DPA') with the DoJ resolving the investigation. The investigation was in relation to activities before the Consortium Members acquired RBS Holdings including its subsidiary RBS N.V. The agreement was signed by RBS N.V. and is binding on that entity and its subsidiaries.

Pursuant to the DPA, RBS N.V. paid a penalty of U.S.$500 million and agreed that it will comply with the terms of the DPA and continue to fully co-operate with any further investigations. Payment of the penalty was covered by a provision established in April 2007 when an agreement in principle to settle was first announced. Upon satisfaction of the conditions of the DPA for the period of 12 months from 10 May 2010, the matter will be fully resolved. Failure to comply with the terms of the DPA during the 12-month period could result in the DoJ recommencing its investigations, the outcome of which would be uncertain and could result in public censure and fines or have an adverse impact upon the Group’s operations, any of which could have a material adverse impact on its business, reputation, results of operations and financial condition.

The legal demerger of ABN AMRO Bank N.V. (as it was then named) has resulted in a cross liability arrangement that changes the legal recourse available to investors

On 6 February 2010, ABN AMRO Bank N.V. (as it was then named) was demerged into two entities, being RBS N.V. (the former ABN AMRO Bank N.V.) and the new ABN AMRO Bank.

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

The liability of RBS N.V. is limited to the equity retained at legal demerger. At the time of the legal demerger, this liability amounted to €4.0 billion and this liability will reduce over time. The liability of the new ABN AMRO Bank N.V. is limited to the amount of equity acquired at legal demerger, which amounted to €1.8 billion, which will also reduce over time.

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

Operational risks are inherent in the Group’s operations

The Group’s operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The Group has complex and geographically diverse operations and operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisation, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-bribery, anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, business continuity and data security system failures, natural disasters or the inadequacy or failure of systems and controls, including those of the Group’s suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, to identify and rectify weaknesses in existing procedures and to train staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group. Any weakness in these systems or controls, or any breaches or alleged breaches of such laws or regulations, could result in increased regulatory supervision, enforcement actions and other disciplinary action, and have an adverse impact on the Group’s business, applicable authorisations and licenses, reputation, results of operations and the price of any Securities.

The Group is exposed to the risk of changes in tax legislation and its interpretation and to increases in the rate of corporate and other taxes in the jurisdictions in which it operates

The Group’s activities are subject to tax at various rates around the world computed in accordance with local legislation and practice. Action by governments to increase tax rates or to impose additional taxes or to restrict the tax reliefs currently available to the Group would reduce the Group’s profitability. Revisions to tax legislation or to its interpretation might also affect the Group’s results in the future.

Additional information	Additional information

Risk factors continued

The Group’s operations have inherent reputational risk

Reputational risk, meaning the risk to earnings and capital from negative public opinion, is inherent in the Group’s business. Negative public opinion can result from the actual or perceived manner in which the Group conducts its business activities, from the Group’s financial performance, from the level of direct and indirect government support or from actual or perceived practices in the banking and financial industry. Negative public opinion may adversely affect the Group’s ability to keep and attract customers. The Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk.

The Group’s business and earnings may be affected by geopolitical conditions

The performance of the Group is significantly influenced by the geopolitical and economic conditions prevailing at any given time in the countries in which it operates, particularly the Netherlands, the United Kingdom and other countries in Europe, the United States and Asia. For example, the Group has a presence in countries where businesses could be exposed to the risk of business interruption and economic slowdown following the outbreak of a pandemic, or the risk of sovereign default following the assumption by governments of the obligations of private sector institutions. Similarly, the Group faces the heightened risk of trade barriers, exchange controls and other measures taken by sovereign governments which may impact a borrower’s ability to repay. Terrorist acts and threats and the response to them of governments in any of these countries could also adversely affect levels of economic activity and have an adverse effect upon the Group’s business.

The recoverability and regulatory capital treatment of certain deferred tax assets recognised by the Group depends on the Group's ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation, regulatory requirements or accounting standards

In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation or accounting standards may reduce the recoverable amount of the recognised deferred tax assets.

There is currently no restriction in respect of deferred tax assets recognised by the Group for regulatory purposes. Changes in regulatory capital rules may restrict the amount of deferred tax assets that can be recognised and such changes could lead to a reduction in the Group’s Core Tier 1 capital ratio. In particular, on 16 December 2010, the Basel Committee published the Basel III rules setting out certain changes to capital requirements (see the risk factor above headed 'The Group’s business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements'). Those rules include a requirement that deferred tax assets which rely on future profitability of the Group to be realised may only receive limited recognition when calculating the common equity component of Tier 1 which therefore limits the amount of deferred tax assets which can count towards that component of Tier 1 capital. The implementation of the Basel III reforms will begin on 1 January 2013, however the restrictions on recognition of deferred tax assets within the common equity component of Tier 1 are subject to a phased-in deduction starting on 1 January 2014, to be fully effective by 1 January 2018.

Risks relating to the Asset Protection Scheme

On 22 December 2009, the RBS Group acceded to the Asset Protection Scheme with HM Treasury acting on behalf of the United Kingdom Government. Neither RBS Holdings nor RBS N.V. is a party to the APS. The APS is unique form of credit protection over a complex range of diversified assets and exposures (the “Covered Assets”) in a number of jurisdictions and, as at 31 December 2010, included assets and exposures of RBS N.V. and its wholly-owned subsidiaries in the amount of €17.5 billion (the “RBS N.V. Covered Assets”). If losses on assets covered by the APS exceed £60 billion (net of recoveries), HM Treasury will bear 90 percent of further losses. In the event of a further severe or prolonged economic downturn, which could result in extreme credit losses on the RBS Group’s asset portfolio, the APS provides additional protection to the RBS Group’s capital ratios and financial position. The RBS Group continues to carry the risk of losses, impairments and write-downs with respect to assets not covered by the APS.

On 26 November 2009, RBS N.V. and RBS entered into two back-to-back contracts in relation to the RBS N.V. Covered Assets, which were effective from 22 December 2009 (the 'Contracts'). Pursuant to the Contracts, RBS N.V. has purchased credit protection through a financial guarantee and a credit default swap arrangement with RBS to strengthen its capital position and to de-risk future earnings. The guarantee agreement provides RBS N.V. with 100 per cent protection over a specific portfolio of covered assets held at amortised cost by the Group. The credit derivative agreement provides equivalent protection over a portfolio of derivatives owned by the RBS N.V. Group. The Contracts were amended and restated on 16 July 2010 with retrospective effect. The amendments related to, among other things, the triggers for, and calculation of, losses in respect of which protection is provided under the Contracts.

There are limits on the coverage provided by the Contracts and uncovered exposures and risks may have a material adverse impact on the Group’s business, financial condition, capital position, liquidity and results of operation

Protection under the Contracts, which is linked to the circumstances in which protection is available under the APS, may be limited or may cease to be available where (i) RBS N.V. Covered Assets are not correctly or sufficiently logged or described, (ii) a RBS N.V. Covered Asset is disposed of (in whole or in part) prior to a trigger event, (iii) the terms of the APS do not apply or are uncertain in their application, (iv) certain criminal conduct has or may have occurred in respect of RBS N.V. Covered Assets, (v) a breach of bank secrecy, confidentiality, data protection or similar laws has or may occur,

Additional information	Additional information

Risk factors continued

(vi) certain of the extensive governance, asset management, audit and reporting obligations under the UK Asset Protection Scheme Terms and Conditions (the 'Scheme Conditions') are not complied with, where the Group is required to comply with, or to ensure that RBS can comply with, such obligations pursuant to the Contracts, (vii) the Group does not comply with, or enable RBS to comply with, the instructions of a step-in manager appointed by HM Treasury in respect of RBS N.V. Covered Assets or (viii) HM Treasury seeks to appoint a step-in manager in respect of RBS N.V. Covered Assets and it is not possible to obtain consent from the Dutch Central Bank (if required) to such step-in.

If the Group is required to seek consent from the Dutch Central Bank to such step-in, and such consent is not obtained by the date (which will be no less than 10 business days after the notice from HM Treasury) on which the step-in rights must be effective, and other options to effect compliance are not possible (at all or because the costs involved prove prohibitive), the relevant RBS N.V. Covered Assets would need to be withdrawn by RBS Group from the APS where permissible under the Scheme Conditions or, otherwise, with HM Treasury consent. If RBS Group cannot withdraw such Covered Assets from the APS, RBS Group would be likely to lose protection in respect of these assets under the APS.

The Group is subject to limitations on actions it can take in respect of the RBS N.V. Covered Assets and certain related assets and to extensive governance, asset management, audit and reporting obligations under the Scheme Conditions which the Group is required to comply with, or to ensure that RBS can comply with, pursuant to the Contracts. The Group’s compliance with such relevant obligations is dependent on its ability to (i) implement efficiently and accurately approval processes and reporting, governance and management systems in accordance with the relevant obligations and (ii) comply with applicable laws and regulations where it does business. Since the Group’s operational systems were not originally designed to facilitate compliance with these extensive continuing obligations, there is a risk that the Group will fail to comply with a number of these obligations. Where the Group is in breach of the continuing obligations under the Scheme Conditions that it is required to comply with, or to ensure that RBS can comply with, pursuant to the Contracts or is otherwise unable to provide or verify information as required under the APS, recovery of losses under the Contracts may be adversely impacted and HM Treasury may in addition have the right to exercise certain step-in rights in respect of RBS N.V. Covered Assets, including the right to require RBS to appoint a step-in manager in relation to RBS N.V. Covered Assets who may exercise oversight, direct management rights and certain other rights. The occurrence of the risks or circumstances referred to above may impact the enforceability and/or level of protection available to RBS Group under the APS.

If RBS Group loses protection under the APS in respect of any RBS N.V. Covered Asset as a result of a failure of RBS N.V. to comply in a material respect with its obligations under the Contracts, the credit protection provided to the Group by the Contracts would be lost and any losses incurred on such asset would continue to be borne fully by the Group. This may materially reduce the protection anticipated by the Group for its stressed losses, in which case its business, results of operations and financial condition will suffer, its credit ratings may drop, its capital ratios may decline, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the price of the Securities to decline substantially.

The extensive governance, asset management and information requirements under the Scheme Conditions, which the Group is required to comply with, or to ensure that RBS plc can comply with, pursuant to the Contracts may have an adverse impact on the Group. In addition, any changes or modifications to the Scheme Conditions may have a negative impact on the expected benefits of the Contracts and may have an adverse impact on the Group

HM Treasury may, following consultation with RBS Group, modify or replace certain of the Scheme Conditions in such a manner as it considers necessary (acting reasonably) in certain circumstances, which may be retrospective. The protection provided to the Group by the Contracts is linked, in certain respects, to the protection that RBS Group receives under the APS. As a consequence, modifications to, or replacements of, the Scheme Conditions may result in (i) a loss of or reduction in the protection expected by the Group under the Contracts, (ii) an increase in the risk weightings of the RBS N.V. Covered Assets, (iii) a material increase in the continuing reporting obligations or asset management conditions applicable to the Group under the Scheme Conditions which the Group is required to comply with, or to ensure that RBS can comply with, pursuant to the Contracts and/or (iv) restrictions or limitations on the Group’s operations. The consequences of any such modifications are impossible to quantify and are difficult to predict and may have a material adverse effect on the Group’s financial condition and results of operations.

There are extensive governance, asset management and information requirements under the Scheme Conditions in relation to the RBS N.V. Covered Assets which the Group is required to comply with, or to ensure that RBS can comply with, pursuant to the Contracts and HM Treasury also has the right to require the appointment of one or more step-in managers to exercise certain step-in rights in certain circumstances. The step-in rights are extensive and include certain oversight, investigation, approval and other rights, the right to require the modification or replacement of any of the systems, controls, processes and practices of the Group and extensive rights in relation to the direct management and administration of the RBS N.V. Covered Assets. Additionally pursuant to the accession agreement between HM Treasury and RBS Group relating to the accession to the APS (the 'Accession Agreement'), HM Treasury has the right to require RBS to appoint one or more Special Advisers ('SOC Special Advisers') to exercise oversight functions over certain assets in the APS. On 18 June 2010, the Asset Protection Agency required that RBS appoint SOC Special Advisers in relation to certain assets and business areas in order to provide additional support to the Senior Oversight Committee of RBS and there have been four such appointments to date granting certain oversight rights in relation to certain specified assets. Two of those appointments related to assets owned by RBS N.V. The obligations of the Group and the rights of HM Treasury may, individually or in the aggregate, impact the way the Group runs its business and may serve to limit the Group’s operations with the result that the Group’s business, results of operations and financial condition will suffer. In addition, the market’s reaction to such controls and limitations may have an adverse impact on the price of the Securities.

Additional information	Additional information

Risk factors continued

Any changes to the expected regulatory capital treatment of the Contracts, may negatively impact the Group’s capital position

One of the objectives of the Contracts was to improve capital ratios at a consolidated level for the Group and at an individual level for certain relevant members of the Group. There is a risk that the interpretation of the relevant regulatory capital requirements by one or more of the relevant regulatory authorities may differ from that assumed by the Group, with the result that the anticipated improvement to the Group’s capital ratios will not be fully achieved.

There is a further risk that, given that the current regulatory capital requirements and the regulatory bodies governing these requirements are subject to unprecedented levels of review and scrutiny both globally and locally, the regulatory capital treatment may differ from that assumed by the Group in respect of the Contracts. Any changes to the regulatory capital treatment of the Contracts could negatively impact the Group’s capital ratios, which could cause the Group’s business, results of operations and financial condition to suffer, its credit ratings to drop, its ability to lend and access to funding to be further limited and its cost of funding to increase. The occurrence of any or all of such events may cause the price of the Securities to decline substantially.

Fulfilling the disclosure obligations of the Group under the Contracts may give rise to litigation and regulatory risk

In order to fulfil (or as a consequence of fulfilling) its disclosure obligations under the Contracts by disclosing certain information to RBS Group, RBS, and/or the subsequent disclosure to HM Treasury or the FSA or their disclosure of such information to third parties for certain specified purposes, the Group may incur the risk of civil suits, criminal liability or regulatory actions. Adverse regulatory action or adverse judgments in litigation could have a significant effect on the Group’s reputation or results of operations or result in a loss of value in the Securities. Alternatively, in order to avoid the risk of such civil suits or regulatory actions or to avoid the risk of criminal liability, RBS Group may choose to or be required to remove RBS N.V. Covered Assets from the APS so as not to be required to disclose such information to HM Treasury or the FSA, with the result that such assets will not be protected by the APS, which would result in a loss of protection to the Group under the Contracts. The effect of the removal of such RBS N.V. Covered Assets will impact the level of protection available to the Group and may materially reduce the protection anticipated by the Group for its stressed losses, in which case its business, results of operations and financial condition will suffer.

Investors should be aware that the materialisation of any of the above risks may adversely affect the value of any Securities.

Additional information	Additional information

Glossary of terms

Adjustable rate mortgage (ARM) - in the US a variable-rate mortgage. ARMs include: hybrid ARMs which typically have a fixed-rate period followed by an adjustable-rate period; interest-only ARMs where interest only is payable for a specified number of years, typically for three to ten years; and payment-option ARMs that allow the borrower to choose periodically between various payment options.

Alt-A (Alternative A-paper) are mortgage loans with a higher credit quality than sub-prime loans but with features that disqualify the borrower from a traditional prime loan. Alt-A lending characteristics include limited documentation; high loan-to-value ratio; secured on non-owner occupied properties; and debt-to-income ratio above normal limits.

Arrears are the aggregate of contractual payments due on a debt that have not been met by the borrower. A loan or other financial asset is said to be 'in arrears' when payments have not been made.

Asset-backed commercial paper (ABCP) - a form of asset-backed security generally issued by a commercial paper conduit.

Asset-backed securities (ABS) are securities that represent interests in specific portfolios of assets. They are issued by a special purpose entity following a securitisation. The underlying portfolios commonly comprise residential or commercial mortgages but can include any class of asset that yields predictable cash flows. Payments on the securities depend primarily on the cash flows generated by the assets in the underlying pool and other rights designed to assure timely payment, such as guarantees or other credit enhancements. Collateralised bond obligations, collateralised debt obligations, collateralised loan obligations, commercial mortgage-backed securities and residential mortgage-backed securities are all types of ABS.

Collateralised bond obligations (CBOs) are asset-backed securities for which the underlying asset portfolios are bonds, some of which may be sub-investment grade.

Collateralised debt obligations (CDOs) are asset-backed securities for which the underlying asset portfolios are debt obligations: either bonds (collateralised bond obligations) or loans (collateralised loan obligations) or both. The credit exposure underlying synthetic CDOs derives from credit default swaps. The CDOs issued by an individual vehicle are usually divided in different tranches: senior tranches (rated AAA), mezzanine tranches (AA to BB), and equity tranches (unrated). Losses are borne first by the equity securities, next by the junior securities, and finally by the senior securities; junior tranches offer higher coupons (interest payments) to compensate for their increased risk.

Collateralised debt obligation squared (CDO-squared) is a type of collateralised debt obligation where the underlying asset portfolio includes tranches of other CDOs.

Collateralised loan obligations (CLOs) are asset-backed securities for which the underlying asset portfolios are loans, often leveraged loans.

Collectively assessed loan impairment provisions - impairment loss provisions in respect of impaired loans, such as credit cards or personal loans, that are below individual assessment thresholds. Such provisions are established on a portfolio basis, taking account of the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends.

Commercial mortgage-backed securities (CMBS) are asset-backed securities for which the underlying asset portfolios are loans secured on commercial real estate.

Commercial paper (CP) comprises unsecured obligations issued by a corporate or a bank directly or secured obligations (asset-backed CP), often issued through a commercial paper conduit, to fund working capital. Maturities typically range from two to 270 days. However, the depth and reliability of some CP markets means that issuers can repeatedly roll over CP issuance and effectively achieve longer term funding. Commercial paper is issued in a wide range of denominations and can be either discounted or interest-bearing.

Commercial paper conduit is a special purpose entity that issues commercial paper and uses the proceeds to purchase or fund a pool of assets. The commercial paper is secured on the assets and is redeemed either by further commercial paper issuance, repayment of assets or liquidity drawings.

Commercial real estate - freehold and leasehold properties used for business activities. Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, agricultural land and buildings, warehouses, garages etc.

Constant proportion portfolio insurance notes (CPPI notes) - CPPI is the name given to a trading strategy that is designed to ensure that a fixed minimum return is achieved either at all times or more typically, at a set date in the future. Essentially the strategy involves continuously re- balancing the portfolio of investments during the term of the product between performance assets and safe assets using a pre-set formula. CPPI notes provide investors with a return linked to a CPPI portfolio.

Contractual maturity is the date in the terms of a financial instrument on which the last payment or receipt under the contract is due for settlement.

Core Tier 1 capital - called-up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and other regulatory deductions.

Core Tier 1 capital ratio - core Tier 1 capital as a percentage of risk-weighted assets.

Cost:income ratio - operating expenses as a percentage of total income.

Covered mortgage bonds are debt securities backed by a portfolio of mortgages that is segregated from the issuer's other assets solely for the benefit of the holders of the covered bonds

Credit default swap (CDS) is a contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer upon a defined credit event in relation to a reference financial asset or portfolio of financial assets. Credit events usually include bankruptcy, payment default and rating downgrades.

Additional information	Additional information

Glossary of terms continued

Credit derivative product company (CDPC) is a special purpose entity that sells credit protection under credit default swaps or certain approved forms of insurance policies. Sometimes they can also buy credit protection. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers.

Credit derivatives are contractual agreements that provide protection against a credit event on one or more reference entities or financial assets. The nature of a credit event is established by the protection buyer and protection seller at the inception of a transaction, and such events include bankruptcy, insolvency or failure to meet payment obligations when due. The buyer of the credit derivative pays a periodic fee in return for a payment by the protection seller upon the occurrence, if any, of a credit event. Credit derivatives include credit default swaps, total return swaps and credit swap options.

Credit enhancements - are techniques that improve the credit standing of financial obligations; generally those issued by an SPE in a securitisation. External credit enhancements include financial guarantees and letters of credit from third-party providers. Internal enhancements include excess spread - the difference between the interest rate received on the underlying portfolio and the coupon on the issued securities; and over-collateralisation - on securitisation, the value of the underlying portfolio is greater than the securities issued.

Credit risk assets - loans and advances (including overdraft facilities), instalment credit, finance lease receivables and other traded instruments across all customer types.

Credit risk spread - is the difference between the coupon on a debt instrument and the benchmark or the risk-free interest rate for the instrument's maturity structure. It is the premium over the risk-free rate required by the market for the credit quality of an individual debt instrument.

Credit valuation adjustments - are adjustments to the fair values of derivative assets to reflect the creditworthiness of the counterparty.

Currency swap - an arrangement in which two parties exchange specific principal amounts of different currencies at inception and subsequently interest payments on the principal amounts. Often, one party will pay a fixed interest rate, while the other will pay a floating exchange rate (though there are also fixed-fixed and floating-floating arrangements). At the maturity of the swap, the principal amounts are usually re-exchanged.

Customer accounts -  comprise money deposited with the Group by counterparties other than banks and classified as liabilities. They include demand, savings and time deposits; securities sold under repurchase agreements; and other short term deposits. Deposits received from banks are classified as deposits by banks.

Debt restructuring - see Renegotiated loans.

Debt securities are transferable instruments creating or acknowledging indebtedness. They include debentures, bonds, certificates of deposit, notes and commercial paper. The holder of a debt security is typically entitled to the payment of principal and interest, together with other contractual rights under the terms of the issue, such as the right to receive certain information. Debt securities are generally issued for a fixed term and redeemable by the issuer at the end of that term. Debt securities can be secured or unsecured.

Debt securities in issue comprise unsubordinated debt securities issued by the Group. They include commercial paper, certificates of deposit, bonds and medium-term notes.

Deferred tax asset - income taxes recoverable in future periods as a result of deductible temporary differences - temporary differences between the accounting and tax base of an asset or liability that will result in tax deductible amounts in future periods - and the carry-forward of tax losses and unused tax credits.

Deferred tax liability - income taxes payable in future periods as a result of taxable temporary differences (temporary differences between the accounting and tax base of an asset or liability that will result in taxable amounts in future periods).

Defined benefit obligation - the present value of expected future payments required to settle the obligations of a defined benefit plan resulting from employee service.

Defined benefit plan - pension or other post-retirement benefit plan other than a defined contribution plan.

Defined contribution plan - pension or other post-retirement benefit plan where the employer's obligation is limited to its contributions to the fund.

Delinquency - a debt or other financial obligation is considered delinquent when one or more contractual payments are overdue. Delinquency is usually defined in terms of days past due. Delinquent and in arrears are synonymous.

Deposits by banks - comprise money deposited with the Group by banks and recorded as liabilities. They include money-market deposits, securities sold under repurchase agreements, federal funds purchased and other short term deposits. Deposits received from customers are recorded as customer accounts.

Derivative - a contract or agreement whose value changes with changes in an underlying index such as interest rates, foreign exchange rates, share prices or indices and which requires no initial investment or an initial investment that is smaller than would be required for other types of contracts with a similar response to market factors. The principal types of derivatives are: swaps, forwards, futures and options.

Discontinued operation - is a component of the Group that either has been disposed of or is classified as held for sale. A discontinued operation is either: a separate major line of business or geographical area of operations or part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or a subsidiary acquired exclusively with a view to resale.

Exposure at default (EAD) - an estimate of the expected level of utilisation of a credit facility at the time of a borrower's default. The EAD may be higher than the current utilisation (e.g. in the case where further drawings may be made under a revolving credit facility prior to default) but will not typically exceed the total facility limit.

Additional information	Additional information

Glossary of terms continued

Fannie Mae (Federal National Mortgage Association) - is a US Government Sponsored Enterprise. It buys mortgages, principally issued by banks, on the secondary market, pools them, and sells them as residential mortgage-backed securities to investors on the open market. Its obligations are not explicitly guaranteed by the full faith and credit of the US Government.

Federal Home Loan Mortgage Corporation - see Freddie Mac.

Federal National Mortgage Association - see Fannie Mae.

FICO score - a FICO score is calculated using proprietary software developed by the Fair Isaac Corporation in the US from a consumer's credit profile. The scores range between 300 and 850 and are used in credit decisions made by banks and other providers of credit.

First/second lien - a lien is a charge such as a mortgage held by one party, over property owned by a second party, as security for payment of some debt, obligation, or duty owed by that second party. The holder of a first lien takes precedence over all other encumbrances on that property i.e. second and subsequent liens.

Forbearance - is the term generally applied to an agreement, principally in relation to secured loans with retail customers experiencing temporary financial difficulty, to a payment moratorium, to reduced repayments or to roll up arrears. Forbearance loans are a subset of Renegotiated loans.

Forward contract - a contract to buy (or sell) a specified amount of a physical or financial commodity, at an agreed price, at an agreed future date.

Freddie Mac (Federal Home Loan Mortgage Corporation) - is a US Government Sponsored Enterprise. It buys mortgages, principally issued by thrifts, on the secondary market, pools them, and sells them as residential mortgage-backed securities to investors on the open market. Its obligations are not explicitly guaranteed by the full faith and credit of the US Government.

Futures contract - is a contract which provides for the future delivery (or acceptance of delivery) of some type of financial instrument or commodity under terms established at the outset. Futures differ from forward contracts in that they are traded on recognised exchanges and rarely result in actual delivery; most contracts are closed out prior to maturity by acquisition of an offsetting position.

G10 - the Group of Ten comprises the eleven industrial countries (Belgium, Canada, France, Germany, Italy, Japan, the Netherlands, Sweden, Switzerland, the United Kingdom and the United States) that have agreed to participate in the IMF's General Arrangements to Borrow.

Ginnie Mae (Government National Mortgage Association) - is a US Government Agency that guarantees investors the timely payment of principal and interest on mortgage-backed securities for which the underlying asset portfolios comprise federally insured or guaranteed loans - mainly loans insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. Ginnie Mae obligations are fully and explicitly guaranteed as to the timely payment of principal and interest by the full faith and credit of the US Government.

Government Sponsored Enterprises (GSEs) - are a group of financial services corporations created by the US Congress. Their function is to improve the efficiency of capital markets and to overcome statutory and other market imperfections which otherwise prevent funds from moving easily from suppliers of funds to areas of high loan demand. They include Fannie Mae and Freddie Mac.

Gross yield - is the interest rate earned on average interest-earning assets i.e. interest income divided by average interest-earning assets.

Guaranteed mortgages - are mortgages that are guaranteed by a government or government agency. In the US, government loan guarantee programmes are offered by the Federal Housing Administration, the Department of Veterans Affairs and the Department of Agriculture's Rural Housing Service. In the Netherlands, the Gemeentegarantie programme is run partly by the central government and partly by the municipalities.

Home equity loan - is a type of loan in which the borrower uses the equity in their home as collateral. A home equity loan creates a charge against the borrower's house.

Impaired loans - comprise all loans for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans.

Impairment allowance - see Loan impairment provisions.

Impairment losses - for impaired financial assets measured at amortised cost, impairment losses - the difference between carrying value and the present value of estimated future cash flows discounted at the asset's original effective interest rate - are recognised in profit or loss and the carrying amount of the financial asset reduced by establishing a provision (allowance). For impaired available-for-sale financial assets, the cumulative loss that had been recognised directly in equity is removed from equity and recognised in profit or loss as an impairment loss.

Individually assessed loan impairment provisions - impairment loss provisions for individually significant impaired loans assessed on a case-by-case basis, taking into account the financial condition of the counterparty and any guarantor and the realisable value of any collateral held.

International Accounting Standards Board (IASB) - is the independent standard-setting body of the IASC Foundation. Its members are responsible for the development and publication of International Financial Reporting Standards (IFRS) and for approving Interpretations of IFRS as developed by the International Financial Reporting Interpretations Committee (IFRIC).

Interest rate swap - a contract under which two counterparties agree to exchange periodic interest payments on a predetermined monetary principal, the notional amount.

Interest spread - is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities.

Additional information	Additional information

Glossary of terms continued

Investment grade - generally represents a risk profile similar to a rating of BBB-/Baa3 or better, as defined by independent rating agencies.

Latent loss provisions - loan impairment provisions held against impairments in the performing loan portfolio that have been incurred as a result of events occurring before the balance sheet date but which have not been identified as impaired at the balance sheet date. The Group has developed methodologies to estimate latent loss provisions that reflect historical loss experience (adjusted for current economic and credit conditions) and the period between an impairment occurring and a loan being identified and reported as impaired.

Liquidity enhancements - make funds available to ensure that the issuer of securities, usually a commercial paper conduit, can redeem the securities at maturity. They typically take the form of a committed facility from a third-party bank.

Loan impairment provisions - are established to recognise incurred impairment losses on a portfolio of loans classified as loans and receivables and carried at amortised cost. It has three components: individually assessed loan impairment provisions, collectively assessed loan impairment provisions and latent loss provisions.

Loss given default (LGD) - the economic loss that may occur in the event of default i.e. the actual loss - that part of the exposure that is not expected to be recovered - plus any costs of recovery.

Master netting agreement - is an agreement between two counterparties that have multiple derivative contracts with each other that provides for the net settlement of all contracts through a single payment, in a single currency, in the event of default on, or termination of, any one contract.

Medium term notes (MTNs) - are debt securities usually with a maturity of five to ten years, but the term may be less than one year or as long as 50 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.

Monoline insurers - are entities that specialise in providing credit protection against the notional and interest cash flows due to the holders of debt instruments in the event of default. This protection is typically in the form of derivatives such as credit default swaps.

Mortgage-backed securities - are asset-backed securities for which the underlying asset portfolios are loans secured on property. See residential mortgage backed securities and commercial mortgage backed securities.

Mortgage servicing rights - are the rights of a mortgage servicer to collect mortgage payments and forward them, after deducting a fee, to the mortgage lender.

Mortgage vintage - the year in which a mortgage loan was made to the customer.

Negative equity mortgages - mortgages where the value of the property mortgaged is less than the outstanding balance on the loan.

Net interest income - is the difference between interest receivable on financial assets classified as loans and receivables or available-for-sale and interest payable on financial liabilities carried at amortised cost.

Net principal exposure - is the carrying value of a financial asset after taking account of credit protection purchased but excluding the effect of any counterparty credit valuation adjustment to that protection.

Non-conforming mortgages - mortgage loans that do not meet the requirements for sale to US Government agencies or US Government sponsored enterprises. These requirements include limits on loan-to-value ratios, loan terms, loan amounts, borrower creditworthiness and other requirements.

Option - an option is a contract that gives the holder the right but not the obligation to buy (or sell) a specified amount of the underlying physical or financial commodity, at a specific price, at an agreed date or over an agreed period. Options can be exchange-traded or traded over-the- counter.

Past due - a financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.

Potential problem loans - are loans other than impaired loans, accruing loans which are contractually overdue 90 days or more as to principal or interest and troubled debt restructurings where known information about possible credit problems of the borrower causes management to have serious doubts about the borrower's ability to meet the loan's repayment terms.

Prime - prime mortgage loans generally have low default risk and are made to borrowers with good credit records and a monthly income that is at least three to four times greater than their monthly housing expense (mortgage payments plus taxes and other debt payments). These borrowers provide full documentation and generally have reliable payment histories.

Private equity investments - are equity investments in operating companies not quoted on a public exchange. Capital for private equity investment is raised from retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

Probability of default (PD) - the likelihood that a customer will fail to make full and timely repayment of credit obligations over a one year time horizon.

Regular way purchase or sale - is a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

Renegotiated loans - loans are generally renegotiated either as part of the ongoing banking relationship with a creditworthy customer or in response to a borrower's financial difficulties. In the latter case, renegotiation encompasses not only revisions to the terms of a loan such as a maturity extension, a payment moratorium, a concessionary rate of interest but also the restructuring of all or part of the exposure including

Additional information	Additional information

Glossary of terms continued

debt forgiveness or a debt for equity swap. Loans renegotiated as part of the ongoing banking relationship with a creditworthy customer, are treated as new loans.

Repurchase agreement (Repo) - see Sale and repurchase agreements.

Residential mortgage backed securities (RMBS ) - are asset-backed securities for which the underlying asset portfolios are residential mortgages.

Restructured loans - see Renegotiated loans.

Reverse repurchase agreement (Reverse repo) - see Sale and repurchase agreements.

Risk elements in lending (REIL) - comprise impaired loans, accruing loans which are contractually overdue 90 days or more as to principal or interest and troubled debt restructurings.

Risk-weighted assets - assets adjusted for their associated risks using weightings established in accordance with the Basel Capital Accord. Certain assets are not weighted but deducted from capital.

Sale and repurchase agreements - in a sale and repurchase agreement one party, the seller, sells a financial asset to another party, the buyer, at the same time the seller agrees to reacquire, and the buyer to resell, the asset at a later date. From the seller's perspective such agreements are repurchase agreements (repos) and from the buyer's reverse repurchase agreements (reverse repos).

Securitisation - is a process by which assets or cash flows are transformed into transferable securities. The underlying assets or cash flows are transferred by the originator or an intermediary, typically an investment bank, to a special purpose entity which issues securities to investors. Asset securitisations involve issuing debt securities (asset-backed securities) that are backed by the cash flows of income-generating assets (ranging from credit card receivables to residential mortgage loans). Liability securitisations typically involve issuing bonds that assume the risk of a potential insurance liability (ranging from a catastrophic natural event to an unexpected claims level on a certain product type).

Special purpose entity (SPE) - is an entity created by a sponsor, typically a major bank, finance company, investment bank or insurance company. An SPE can take the form of a corporation, trust, partnership, corporation or a limited liability company. Its operations are typically limited for example in a securitisation to the acquisition and financing of specific assets or liabilities.

Structured Investment Vehicle (SIV) - is a limited-purpose operating company that undertakes arbitrage activities by purchasing highly rated medium and long-term, fixed-income assets and funding itself with short-term, highly rated commercial paper and medium-term notes.

Structured notes - are securities that pay a return linked to the value or level of a specified asset or index. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

Subordinated liabilities - are liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

Sub-prime - sub-prime mortgage loans are designed for customers with one or more high risk characteristics, such as: unreliable or poor payment histories; loan-to-value ratio of greater than 80%; high debt-to-income ratio; the loan is not secured on the borrower's primary residence; or a history of delinquencies or late payments on the loan.

Super senior CDO - is the most senior class of instrument issued by a CDO vehicle. They benefit from the subordination of all other instruments, including AAA rated securities, issued by the CDO vehicle.

Tier 1 capital - core Tier 1 capital plus other Tier 1 securities in issue, less material holdings in financial companies.

Tier 1 capital ratio - Tier 1 capital as a percentage of risk-weighted assets.

Tier 2 capital - qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available-for-sale equity gains and revaluation reserves less certain regulatory deductions.

US Government National Mortgage Association - see Ginnie Mae.

VaR - is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels.

Wrapped security - a wrapped security is a debt security where the holder benefits from credit protection provided by a third party, typically a financial guarantor or monoline insurer.

Write-down - a reduction in the carrying value of an asset to record a decline in its fair value or value in use.

Additional information	Additional information

Documents on Display

We are subject to the information requirements of the US Securities Exchange Act of 1934, as amended, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance therewith, we file or furnish reports and other information with the SEC. For further information about the Group, we refer you to the filings we have made with the SEC. Statements contained in this Annual Report concerning the contents of any document are not necessarily complete. If a document has been filed as an exhibit to any filing we have made with the SEC, we refer you to the copy of the document that has been filed. Each statement in this Annual Report relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

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

Additional information	Additional information

Important addresses

Company Secretariat
Gustav Mahlerlaan 10, PO Box 12925
1100 AX Amsterdam
Telephone: + 31 20 464 99 99
Facsimile: + 31 20 464 0122

Investor Relations
280 Bishopsgate
London EC2M 4RB
Telephone: +44 (0)207 672 1758
Facsimile: +44 (0)207 672 1801
Email: investor.relations@rbs.com

Registered office
Gustav Mahlerlaan 10, PO Box 12925
1100 AX Amsterdam
the Netherlands

Website
www.rbs.nl

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RBS Holdings N.V.
(Registrant)

/s/ Jan de Ruiter
Name: Jan de Ruiter
Title: Chairman of the Managing Board

/s/ Pieter van de Harst
Name: Pieter van de Harst
Title: Chairman of the Managing Board

March 30, 2011

INDEX TO EXHIBITS

Exhibit No.	Description

1.1	English translation of the amended Articles of Association of RBS Holdings N.V.

2.11
Amended and Restated Trust Agreement of RBS Capital Funding Trust V (formerly known as ABN AMRO Capital Funding Trust V), dated 3 July 2003, among the Regular Trustees named therein, The Bank of New York (Delaware), as Delaware trustee, BNY Midwest Trust Company, as property trustee, LaSalle Funding LLC, as sponsor, and RBS Holdings N.V. (formerly known as ABN AMRO Holding N.V.), as guarantor

2.22
Amended and Restated Trust Agreement of RBS Capital Funding Trust VI (formerly known as ABN AMRO Capital Funding Trust VI), dated 30 September 2003, among the Regular Trustees named therein, The Bank of New York (Delaware), as Delaware trustee, BNY Midwest Trust Company, as property trustee, LaSalle Funding LLC, as sponsor, and RBS Holdings N.V. (formerly known as ABN AMRO Holding N.V.), as guarantor

2.33
Amended and Restated Trust Agreement of RBS Capital Funding Trust VII (formerly known as ABN AMRO Capital Funding Trust VII), dated 18 February 2004, among the Regular Trustees named therein, The Bank of New York (Delaware), as Delaware trustee, BNY Midwest Trust Company, as property trustee, LaSalle Funding LLC, as sponsor, and RBS Holdings N.V. (formerly known as ABN AMRO Holding N.V.), as guarantor

4.14
Second Letter Agreement dated as of December 6, 2010 among The Royal Bank of Scotland N.V., RBS Holdings N.V. and RBS Securities Inc. relating to the U.S. Distribution Agreement dated as of September 29, 2006 among The Royal Bank of Scotland N.V. (formerly known as ABN AMRO Bank N.V.), RBS Holdings N.V. (formerly known as ABN AMRO Holding N.V.) and the agents signatory thereto

4.2
Amendment and Restatement Agreement dated July 15, 2010 among The Royal Bank of Scotland plc and The Royal Bank of Scotland N.V. (formerly ABN AMRO Bank N.V.), relating to the Asset Protection Scheme Back to Back Agreement (Credit Derivative Version) dated November 26, 2009 between the parties thereto

4.3
Amendment and Restatement Agreement dated July 15, 2010 among The Royal Bank of Scotland plc and The Royal Bank of Scotland N.V. (formerly ABN AMRO Bank N.V.), relating to the Asset Protection Scheme Back to Back Agreement (Financial Guarantee Version) dated November 26, 2009 between the parties thereto

7.1	Calculation of ratio of earnings to fixed charges

8.15	List of Subsidiaries

12.1	Certification of principal executive officer, required by Rule 13a-14(a)

12.2	Certification of principal financial officer, required by Rule 13a-14(a)

13.1	Certification required by Rule 13a-14(b)

15.1	Consent of Deloitte Accountants B.V., independent registered public accounting firm
____________________________

1  Previously filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2003, filed on March 31, 2004.

2  Previously filed as an exhibit to our report on Form 6-K dated October 2, 2003.

3  Previously filed as an exhibit to our report on Form 6-K dated February 19, 2004.

4  Previously filed as an exhibit to our report on Form 6-K dated December 6, 2010.

5  Incorporated herein by reference to Note 15 to our consolidated financial statements included herein.

RBS Holdings N.V. hereby agrees to furnish to the Securities and Exchange Commission (the “SEC”), upon its request, a copy of any instrument defining the rights of the long-term debt of itself or any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the SEC.