Form 20-F/A
period 2010-12-31
RBS Holdings N.V.
filed 2011-04-05
CIK 1038727

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1
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

☐  Yes     ☒  No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends the annual report on Form 20-F of RBS Holdings N.V. for the year ended December 31, 2010, originally filed with the Securities and Exchange Commission on March 30, 2011 (the “Form 20-F”).

This Form 20-F/A is being filed solely to replace (1) the Report of Independent Registered Public Accounting Firm to the Shareholder, Supervisory Board and Managing Board of RBS Holdings N.V. (the “Deloitte Report), which appears on page 200 of the Form 20-F, and (2) the Consent of Independent Registered Public Accounting Firm (the “Deloitte Consent”), which was filed as Exhibit 15.1 to the Form 20-F; in each case, to correct an inadvertent error in the signature block of such document. The revised Deloitte Report appears on the following page and the revised Deloitte Consent is filed herewith as Exhibit 15.1.

No other changes have been made to the Form 20-F. The Form 20-F, as amended by this Form 20-F/A, speaks as of the original filing date of the Form 20-F. Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate any other information contained in the Form 20-F, or reflect any events that have occurred after the Form 20-F was originally filed.

Report of Independent Registered Public Accounting Firm
to the Shareholder, Supervisory Board and Managing Board of RBS Holdings N.V.

We have audited the accompanying consolidated balance sheets of RBS Holdings N.V. and subsidiaries (the ‘Group’) as of 31 December 2010, 2009 and 2008, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years then ended and the notes 1 to 38. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

/s/ Deloitte Accountants B.V.

Amsterdam, 28 March 2011

INDEX TO EXHIBITS

Exhibit No.	Description
1.1*	English translation of the amended Articles of Association of RBS Holdings N.V.
2.11
Amended and Restated Trust Agreement of RBS Capital Funding Trust V (formerly known as ABN AMRO Capital Funding Trust V), dated 3 July 2003, among the Regular Trustees named therein, The Bank of New York (Delaware), as Delaware trustee, BNY Midwest Trust Company, as property trustee, LaSalle Funding LLC, as sponsor, and RBS Holdings N.V. (formerly known as ABN AMRO Holding N.V.), as guarantor

2.22
Amended and Restated Trust Agreement of RBS Capital Funding Trust VI (formerly known as ABN AMRO Capital Funding Trust VI), dated 30 September 2003, among the Regular Trustees named therein, The Bank of New York (Delaware), as Delaware trustee, BNY Midwest Trust Company, as property trustee, LaSalle Funding LLC, as sponsor, and RBS Holdings N.V. (formerly known as ABN AMRO Holding N.V.), as guarantor

2.33
Amended and Restated Trust Agreement of RBS Capital Funding Trust VII (formerly known as ABN AMRO Capital Funding Trust VII), dated 18 February 2004, among the Regular Trustees named therein, The Bank of New York (Delaware), as Delaware trustee, BNY Midwest Trust Company, as property trustee, LaSalle Funding LLC, as sponsor, and RBS Holdings N.V. (formerly known as ABN AMRO Holding N.V.), as guarantor

4.14
Second Letter Agreement dated as of December 6, 2010 among The Royal Bank of Scotland N.V., RBS Holdings N.V. and RBS Securities Inc. relating to the U.S. Distribution Agreement dated as of September 29, 2006 among The Royal Bank of Scotland N.V. (formerly known as ABN AMRO Bank N.V.), RBS Holdings N.V. (formerly known as ABN AMRO Holding N.V.) and the agents signatory thereto

4.2*
Amendment and Restatement Agreement dated July 15, 2010 among The Royal Bank of Scotland plc and The Royal Bank of Scotland N.V. (formerly ABN AMRO Bank N.V.), relating to the Asset Protection Scheme Back to Back Agreement (Credit Derivative Version) dated November 26, 2009 between the parties thereto

4.3*
Amendment and Restatement Agreement dated July 15, 2010 among The Royal Bank of Scotland plc and The Royal Bank of Scotland N.V. (formerly ABN AMRO Bank N.V.), relating to the Asset Protection Scheme Back to Back Agreement (Financial Guarantee Version) dated November 26, 2009 between the parties thereto

7.1*	Calculation of ratio of earnings to fixed charges
8.15	List of Subsidiaries
12.1	Certification of principal executive officer, required by Rule 13a-14(a)
12.2	Certification of principal financial officer, required by Rule 13a-14(a)
13.1	Certification required by Rule 13a-14(b)
15.1**	Consent of Deloitte Accountants B.V., independent registered public accounting firm

1  Previously filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2003, filed on March 31, 2004.
2  Previously filed as an exhibit to our report on Form 6-K dated October 2, 2003.
3  Previously filed as an exhibit to our report on Form 6-K dated February 19, 2004.
4  Previously filed as an exhibit to our report on Form 6-K dated December 6, 2010.
5  Incorporated herein by reference to Note 15 to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2010, filed on March 30, 2011.
*  Previously filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2010, filed on March 30, 2011.
**  This document replaces in its entirety Exhibit 15.1 to our annual report on Form 20-F for the year ended December 31, 2010, originally filed on March 30, 2011.

RBS Holdings N.V. hereby agrees to furnish to the Securities and Exchange Commission (the “SEC”), upon its request, a copy of any instrument defining the rights of the long-term debt of itself or any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

RBS Holdings N.V.

/s/ Jan de Ruiter
Name: Jan de Ruiter
Title: Chairman of the Managing Board

/s/ Pieter van de Harst
Name: Pieter van de Harst
Title: Chairman of the Managing Board

Date: April 5, 2011