Form 20-F
period 2011-12-31
RBS Holdings N.V.
filed 2012-03-23
CIK 1038727

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
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

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each class of common stock of the close of the period covered by the annual report

(Title of each class)	(Number of outstanding shares)
Ordinary shares, par value €0.56 per share	3,306,843,332

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐  Yes     ☒  No

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
☐  Yes     ☒  No

RBS Holdings N.V.
Annual Report and Accounts 2011

Annual Report and Accounts	Contents

2	SEC Form 20-F cross reference
4	Management Board Report
	4	Chairman's Statement
	5	Business Review
	94	Corporate Governance
108	Financial Statements
	108	Consolidated income statements
	109	Consolidated statements of comprehensive income
	110	Consolidated balance sheets
	111	Consolidated statements of changes in equity
	112	Consolidated cash flow statements
	113	Accounting policies
	125	Notes on the accounts
		1	Net interest income	125
		2	Non-interest income	125
		3	Operating expenses	126
		4	Pensions	127
		5	Auditor's remuneration	129
		6	Tax	130
		7	Dividends	130
		8	Financial instruments - classification	131
		9	Financial instruments - valuation	134
		10	Financial instruments - maturity analysis	148
		11	Financial assets - impairments	150
		12	Derivatives	151
		13	Debt securities	153
		14	Equity shares	154
		15	Major subsidiaries and participating interests	155
		16	Intangible assets	156
		17	Property, plant and equipment	157
		18	Prepayments, accrued income and other assets	158
		19	Discontinued operations and assets and liabilities of disposal groups	159
		20	Settlement balances and short positions	161
		21	Accruals, deferred income and other liabilities	161
		22	Deferred taxation	162
		23	Subordinated liabilities	163
		24	Share capital	167
		25	Reserves	167
		26	Securitisations and asset transfers	168
		27	Capital resources	170
		28	Memorandum items	171
		29	Changes in operating assets and liabilities	175
		30	Interest received and paid	175
		31	Analysis of cash and cash equivalents	175
		32	Segmental analysis	176
		33	Risk and balance sheet management	180
		34	Remuneration of the Managing Board and Supervisory Board of RBS Holdings N.V.	201
		35	Related parties	202
		36	Joint ventures	204
		37	Post balance sheet events	204
		38	Supplemental condensed consolidating financial information	205
			Company Financial Statements RBS Holdings N.V (Parent Company) 2011	210
214	Other information
218	Additional information

SEC Form 20-F cross reference

Form 20 F Item	Item caption	Page reference in this document
PART I 1	Identity of Directors, Senior Management and Advisors	Not applicable
2	Offer Statistics and Expected Timetable	Not applicable
3	Key Information
	Selected financial data	11-12, 167, 219, 226, 235
	Capitalisation and indebtedness	253
	Reason for the offer and use of proceeds	Not applicable
	Risk factors	10, 236-245
4	Information on the Company
	History and development of the Company	4, 8, 113, 234-235,255
	Business overview	4, 8, 113, 176-179, 233-234
	Organisational structure	4, 8, 155, 176
	Property, plant and equipment	157-158
4A	Unresolved Staff Comments	Not applicable
5	Operating and Financial Review and Prospects
	Operating results	11-28, 46, 126, 151-152, 233-234
	Liquidity and capital resources	29-93, 112, 131-147, 180-185, 233-234
	Research and Development, Patent and Licenses etc	Not applicable
	Trend information	10, 234, 236-245
	Off-balance sheet arrangements	153-154, 168, 171-173, 235
	Tabular disclosure of contractual obligations	39-44, 169, 172, 180-184, 226
6	Directors, Senior Management and Employees
	Directors and senior management	96-97, 99-100
	Compensation	105, 120-121, 126-129, 201
	Board practices	30-31, 95-101, 103-104
	Employees	20, 126-129
	Share ownership	235
7	Major Shareholders and Related Party Transactions
	Major shareholders	234-235
	Related party transactions	202-203
	Interest of experts and counsel	Not applicable
8	Financial Information
	Consolidated statements and other financial information	108-209, 215
	Significant changes	204
9	The offer and listing
	Offer and listing details	Not applicable
	Plan of distributions	Not applicable
	Markets	235
	Selling shareholders	Not applicable
	Dilution	Not applicable
	Expense of the issue	Not applicable
10	Additional Information
	Share capital	Not applicable
	Memorandum and Articles of Association	216-217
	Material contracts	235
	Exchange controls	Not applicable
	Taxation	Not applicable
	Dividends and paying agents	Not applicable
	Statements by experts	Not applicable
	Documents on display	253
	Subsidiary information	Not applicable
11	Quantitative and Qualitative Disclosures about Market Risk	Not applicable
12	Description of Securities other than Equity Securities	Not applicable

Form 20 F Item	Item caption	Page reference in this document
PART II 13	Defaults, Dividends, Arrearages and Delinquencies	Not applicable
14	Material Modifications to the Rights of Security Holders and use of Proceeds	Not applicable
15	Controls and Procedures	106
16A	Audit Committee Financial Expert	98, 104
16B	Code of Ethics	101, 217
16C	Principal Accountant Fees and Services	98, 129
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated purchases	Not applicable
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance	95
16H	Mine Safety Disclosure	Not applicable
PART III 17	Financial statements	Not applicable
18	Financial statements	108-213
19	Exhibits	Not applicable

Chairman’s Statement

In January 2012, The Royal Bank of Scotland Group plc announced changes to its wholesale banking operations in light of a changed market and regulatory environment. The changes will see the reorganisation of RBS Holdings N.V.’s wholesale businesses into ‘Markets’ and ‘International Banking’ and the exit and downsizing of selected activities. The changes will ensure the wholesale businesses continue to deliver against The Royal Bank of Scotland Group plc’s strategy. Since the announcement RBS Holdings N.V has agreed the sale of the cash equities, corporate finance and sector advisory, corporate actions and transaction support services, corporate financing and risk solutions (CFRS), and equity capital markets businesses in the Netherlands to ABN AMRO Bank N.V. The sale is expected to close in the second quarter of 2012, subject to certain conditions, including obtaining approvals from regulators and our social partners.

On 19 April 2011, RBS Holdings N.V. announced its intention to transfer a substantial part of the business activities of The Royal Bank of Scotland N.V. (RBS N.V.) to The Royal Bank of Scotland plc (RBS plc) (the Proposed Transfers), subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures.

The Proposed Transfers will not result in any change to the current business strategy for any of the transferred RBS N.V. businesses and the way in which The Royal Bank of Scotland Group plc commercially operates will remain unchanged.

The Proposed Transfers are consistent with The Royal Bank of Scotland Group plc's efforts to simplify its structure, thereby reducing risk, cost and complexity. They will streamline the manner in which the businesses of the Group interact with clients with simplified access to the product suites.

It is expected that the Proposed Transfers will be implemented on a phased basis over a period ending 31 December 2013. The successful transfer of eligible business carried out in the UK, including certain securities issued by RBS N.V., was completed in the last quarter of 2011. Largely, as a result, the balance sheet of RBS Holdings N.V. has decreased from total assets of €200.4 billion as at 31 December 2010 to total assets of €146.7 billion as at 31 December 2011.

A large part of the remainder of Proposed Transfers (including the transfers of certain securities issued by RBS N.V.) is expected to have taken place by the end of 2012. As announced on 19 April 2011, The Royal Bank of Scotland Group plc is committed to providing the necessary support to ensure that RBS N.V. continues to meet its commitments during and after the Proposed Transfers.

Results of operations in 2011
2011 saw good progress in terms of risk reduction and financial soundness despite a much tougher market environment in which to achieve these goals. Customer service and support was sustained well.

However, RBS Holdings N.V. recorded a loss for the period of €0.7 billion. The loss resulted from significant non-operating items which occurred in 2011 including a gain of €1.3 billion on movements in the fair value of own debt, as the volatile market conditions led to a significant widening in RBS N.V.’s credit spreads during the second half of the year. This gain was more than offset by the impairment of Greek government bonds with a notional amount of €1.6 billion. For the year ended 31 December 2011, RBS Holdings N.V. recorded an impairment loss of €1.5 billion in respect of these bonds as a result of Greece’s continuing fiscal difficulties. This charge wrote the bonds down to their market price as at 31 December 2011. Net Interest income decreased in 2011 principally reflecting the significant changes in the structure of the balance sheet in the Non-Core segment and in Global Banking and Markets (GBM). The decrease in Non-Core was largely as a result of the divestitures of operations in 2010. The decrease in GBM was largely due to transfers of businesses to RBS plc in 2011 as part of the Proposed Transfers. In addition, RBS Holdings N.V.’s margin was negatively affected by the cost of carrying higher liquidity reserves and central bank balances.

The profit from Non–interest income was due to a gain of €1.3 billion on movements in the fair value of own debt. This was partially offset by lower trading income in 2011 principally reflecting the significant changes in the structure of the balance sheet in Non-Core and GBM as discussed above. In addition lower results in GBM were seen, reflecting depressed primary market volumes and limited opportunities in the secondary market.

Impairments for 2011 amount to €1.8 billion, comprising an impairment charge of €1.5 billion on Greek bonds, as discussed above and commercial loan impairments of €0.3 billion. The loan impairment was largely driven by a single name impairment in 2011.

Total equity as at 31 December 2011 was €3.3 billion, a decrease of €1.6 billion compared to 31 December 2010.

RBS Holdings N.V. continued to be adequately capitalised. At 31 December 2011, the Group's Total capital ratio was 17.5%, the Tier 1 capital ratio was 12.0% and the Core Tier 1 capital ratio was 8.4%.

Outlook
Economic and regulatory challenges have continued into 2012.  Growth prospects remain modest, while the eurozone sovereign crisis remains a risk. Against this backdrop, commercial performance is expected to remain broadly stable benefiting modestly from improvement in impairments. In GBM, revenue performance will remain market-dependent. The continuing run-off of Non-Core is expected to crystallise further disposal losses, though overall Non-Core losses are expected to fall. RBS Holdings N.V. expects to continue the further removal of risk through the Proposed Transfers, while maintaining adequate capital ratios.

On behalf of the Managing Board, I would like to thank all our employees and clients for their continued commitment during 2011.

Jan de Ruiter
Chairman of the Managing Board of RBS Holdings N.V.

Amsterdam, 22 March 2012

Report and accounts	Business Review
Contents

6	Presentation of information
7	Forward-looking statements
8	Description of business
9	Competition
10	Risk factors
11	Key financials
12	Summary consolidated income statement
14	Analysis of results
20	Divisional performance
26	Consolidated balance sheet
29	Risk and balance sheet management
29	- Introduction
35	- Capital management
39	- Liquidity and funding risk
45	- Interest rate risk
46	- Structural foreign currency exposures
47	Risk management
47	- Credit risk
74	- Country risk
82	- Market risk
86	- Operational risk
87	- Compliance risk
90	- Reputational risk
90	- Business risk
91	- Pension risk
92	Asset Protection Scheme

Presentation of information	Business Review

In the Report and Accounts and unless specified otherwise, the terms 'company' and 'RBS Holdings' mean RBS Holdings N.V. RBS Holdings N.V. is the parent company of The Royal Bank of Scotland N.V. (RBS N.V.) consolidated group of companies and associated companies (RBSH Group). The Royal Bank of Scotland Group plc (RBSG) is the ultimate holding company of RBSH Group. RBSG Group refers to RBSG and its consolidated subsidiaries and associated companies. The terms 'Consortium' and 'Consortium Members' refer to RBSG, the Dutch State (successor to Fortis) and Banco Santander S.A. (Santander) who jointly acquired RBS Holdings on 17 October 2007 through RFS Holdings B.V. (RFS Holdings).

The company publishes its financial statements in 'euro', the European single currency. The abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively. Reference to '$' is to United States of America (US) dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively.

Certain information in this report is presented separately for domestic and foreign activities. Domestic activities consist of transactions within the Netherlands. Geographic analysis has been complied based on location of office.

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

International Financial Reporting Standards
Unless otherwise indicated, the financial information contained in this Annual Report has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and IFRS as issued by the International Accounting Standard Board (IASB), which vary in certain significant respects from accounting principles generally accepted in the United States of America (USA), or 'US GAAP'.

Glossary
A glossary of terms is detailed on pages 246 to 252.

Forward-looking statements	Business Review

Certain sections in, or incorporated by reference in, this Annual Report and Accounts contain 'forward-looking statements', such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: RBSH Group's restructuring plans, divestments, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets, return on equity, cost: income ratios, leverage and loan: deposit ratios, funding and risk profile, certain ring-fencing proposals, sustainability targets, RBSH Group's future financial performance, the level and extent of future impairments and write-downs, including sovereign debt impairments, the protection provided by the asset protection scheme back-to-back contracts with The Royal Bank of Scotland plc (RBS plc), and RBSH Group's potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the financial condition of RBSG Group; the global economic and financial market conditions and other geopolitical risks and their impact on the financial industry in general and on RBSH Group in particular; the ability to access sufficient sources of liquidity and funding; the ability to implement strategic plans on a timely basis, or at all, including the disposal of certain non-core assets and assets and businesses required as part of the State Aid restructuring plan of RBSG Group; organisational restructuring; including any adverse consequences of a failure to transfer, or delay in transferring, certain business assets and liabilities from RBS N.V. to RBS plc; deteriorations in borrower and counterparty credit quality; the extent of future write-downs and impairment charges caused by depressed asset valuations; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of RBSH Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; litigation and regulatory investigations; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of RBSH Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of RBSH Group's operations) in the Netherlands, the United States, the United Kingdom, the rest of Europe and other countries in which RBSH Group operates or a change in policy of the government of the Netherlands; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of the central banks and other governmental and regulatory bodies; changes in Dutch and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; pension fund shortfalls; general operational risks; reputational risk; general geopolitical and economic conditions in the Netherlands and in other countries in which RBSH Group has significant business activities or investments; the protection provided to RBSH Group pursuant to the asset backed protection scheme back-to-back contracts and their effect on RBSH Group's financial and capital position; the cross liability resulting from the legal demerger of ABN AMRO Bank N.V. and the Dutch Scheme; limitations on, or additional requirements imposed on, RBSH Group's activities as a result of HM Treasury's investment in RBSG Group; and the success of RBSH Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and RBSH Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For a further discussion of certain risks faced by RBSH Group, see Risk factors on pages 236 to 245.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Business review	Business Review

Description of business
Introduction
RBS Holdings N.V. is an international banking group offering a range of banking products and financial services on a global basis.

In 2007, RFS Holdings, which was jointly owned by RBSG, the Dutch State (successor to Fortis) and Santander (together, the 'Consortium Members') completed the acquisition of RBS Holdings.

RBS Holdings has one direct subsidiary, RBS N.V., a fully operational bank within RBSH Group. RBS N.V. is independently rated and regulated by the Dutch Central Bank. Certain assets within RBS N.V. continue to be owned by the Dutch State or shared by the Consortium Members.

As at 31 December 2010, RBSG's shareholding in RFS Holdings was increased to 97.7%. RFS Holdings is controlled by RBSG, which is incorporated in the UK and registered at 36 St. Andrew Square, Edinburgh, Scotland. RBSG is the ultimate parent company of RBSH Group. The consolidated financial statements of RBSH Group are included in the consolidated financial statements of RBSG Group.

RBSH Group had total assets of €146.7 billion and owners' equity of €3.3 billion at 31 December 2011. RBSH Group’s capital ratios were a Total capital ratio of 17.5%, a Core Tier 1 capital ratio of 8.4% and a Tier 1 capital ratio of 12.0%, as at 31 December 2011.

Organisational structure and business overview
As at 31 December 2011, RBSH Group comprised four reportable segments, namely Global Banking & Markets (GBM), Global Transaction Services (GTS) and Central Items, together the 'Core' segments, and the Non-Core segment.

Global Banking & Markets (GBM) provides an extensive range of debt and equity financing, risk management and investment services as a leading banking partner to major corporations and financial institutions around the world. The GBM business is organised along four principal business lines: Global Lending, Equities, Short Term Markets & Funding and Local Markets.

Global Transaction Services (GTS) provides global transaction services, offering global trade finance, transaction banking and international cash management.

Central Items includes group and corporate functions, such as treasury, capital management and finance, risk management, legal, communications and human resources.

Non-Core contains a range of separately managed businesses and asset portfolios that RBSH Group intends to run-off or dispose, in line with RBSG Group strategy for Non-Core assets. It also includes the remaining assets and liabilities in RBS N.V. that have not yet been sold, wound down or alternatively transferred to the Consortium Members, referred to as 'Shared Assets', in which each of the consortium shareholders has a joint and indirect interest.

Organisational change
In January 2012, RBSG Group announced changes to its wholesale banking operations in light of a changed market and regulatory environment. The changes will see the reorganisation of RBSG Group’s wholesale businesses into ‘Markets’ and ‘International Banking’ and the exit and downsizing of selected activities. The changes will ensure the wholesale businesses continue to deliver against RBSG Group’s strategy.

The changes will include an exit from cash equities, corporate brokering, equity capital markets and mergers and acquisitions businesses. Significant reductions in balance sheet, funding requirements and cost base in the remaining wholesale businesses will be implemented.

Existing GBM and GTS divisions will be reorganised as follows:

•
The ‘Markets’ business will maintain its focus on fixed income, with strong positions in debt capital raising, securitisation, risk management, foreign exchange and rates. It will serve the corporate and institutional clients of all RBSG Group businesses.

•
GBM's corporate banking business will combine with the international businesses of the Global Transaction Services arm into a new ‘International Banking’ unit and provide clients with a 'one-stop shop' access to RBSG Group’s debt financing, risk management and payments services. This international corporate business will be self-funded through its stable corporate deposit base.

RBSG Group’s wholesale business will be retaining its international footprint to ensure that it can serve its customers' needs globally. We believe, that despite current challenges to the sector, wholesale banking services can play a central role in supporting cross border trade and capital flows, financing requirements and risk management and we remain committed to this business.

In consequence, going forward RBSH Group will comprise the following segments:

•	International Banking

•	Markets

•	Central Items

•	Non-Core

Proposed transfers of a substantial part of the business activities of RBS N.V. to The Royal Bank of Scotland plc (RBS plc)
On 19 April 2011, the Boards of RBSG Group, RBS plc, RBS Holdings N.V. and RBS N.V. announced their intention to transfer a substantial part of the business activities of RBS N.V. to RBS plc (the Proposed Transfers), subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures.

The Proposed Transfers will streamline the manner in which the businesses within RBSH Group’s Markets & International Banking (MIB) Divisions interact with clients and will provide simplified access to the MIB product suite. The Proposed Transfers will not result in any change to the current business strategy for any of the transferred RBS N.V. businesses and the way in which RBSH Group commercially operates will remain unchanged.

Business review	Business Review

Description of business continued
The Proposed Transfers are consistent with RBSG Group’s efforts to simplify its structure, thereby reducing risk, cost and complexity. In addition, the Proposed Transfers are expected to result in a simplified management and reporting framework for the RBSG Group across the multiple jurisdictions in which RBS plc and RBS N.V. operate.

It is expected that the Proposed Transfers will be implemented on a phased basis over a period ending 31 December 2013. Certain unaudited pro forma condensed consolidated financial information relating to RBS Holdings N.V. is set out on pages 227-230.

The transfer of eligible business carried out in the UK, including certain securities issued by RBS N.V. was completed during the last quarter of 2011, the 'UK Transfer'. Much of this business is governed by UK law and as a result a large portion of the transfer was conducted through a banking business transfer scheme under Part VII of the UK Financial Services and Markets Act 2000 on 17 October 2011. This is a court and UK Financial Services Authority approved transfer scheme. Eligible business that could not be included in the scheme was transferred via novations or market mechanisms and UK subsidiaries of RBS N.V. were transferred by share sales.

The UK Transfer moved a large part of the UK Equities & Structured Retail, Markets, Lending and GTS businesses as well as part of the UK Non-Core portfolio. The UK Transfer resulted in the transfer of approximately €22 billion assets and €45 billion in liabilities as at the end of November 2011.

A large part of the remainder of Proposed Transfers (including the transfers of certain securities issued by RBS N.V.) is expected to have taken place by the end of 2012. Included within the Proposed Transfers for 2012 are assets and liabilities that meet the IFRS 5 definition of being Held for Sale as at 31 December 2011. These assets and liabilities, relating largely to businesses in Singapore, Kazakhstan and Australia, have been classified as assets and liabilities of disposal groups as at year end, see Note 19 page 159 for further details.

Competition
RBSH Group faces strong competition in all the markets it serves. Banks’ balance sheets have strengthened whilst loan demand has been subdued as many customers have sought to de-lever and the economy has remained weak.

Competition for corporate and institutional customers in the Netherlands is from banks and from large foreign financial institutions who are also active and offer combined investment and commercial banking capabilities. In asset finance, RBSH Group competes with banks and specialised asset finance providers. In other European and Asian corporate and institutional banking markets RBSH Group competes with the large domestic banks active in these markets and with the major international banks. In the small business banking market, RBSH Group competes with other European clearing banks, specialist finance providers and building societies.

Business review continued	Business Review

Risk factors
Set out below are certain risk factors which could affect RBSH Group's future results and cause them to be materially different from expected results. RBSH Group’s results are also affected by competition and other factors. These risk factors, discussed in more detail in Additional information (pages 236 to 245), should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

•	RBSH Group is reliant on RBSG Group.

•	RBSH Group’s businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions and by other geopolitical risks.

•	RBSH Group’s ability to meet its obligations including funding commitments depends on RBSH Group’s ability to access sources of liquidity and funding.

•
The execution and/or any delay in the execution (or non-completion) of the approved proposed transfers of a substantial part of the business activities of RBS N.V. to RBS plc may have a material adverse effect on RBSH Group and may also negatively impact the value of securities issued by RBS Holdings N.V. and RBS N.V.

•
An extensive restructuring and balance sheet reduction programme of the RBSG Group is ongoing and may adversely affect RBSH Group’s business, results of operations, financial condition, capital ratios and liquidity and may also negatively impact the value of securities issued by RBS Holdings N.V. and RBS N.V.

•
As a condition to the RBSG Group receiving HM Treasury support, RBSH Group is prohibited from making discretionary coupon payments on, and exercising call options in relation to, certain of its existing hybrid capital instruments, which may impair RBSH Group’s ability to raise new capital through the issuance of Securities.

•
The financial performance of RBSH Group has been, and continues to be, materially affected by deteriorations in borrower and counterparty credit quality and further deteriorations could arise due to prevailing economic and market conditions, and legal and regulatory developments.

•
RBSH Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions.

•
Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect RBSH Group’s business and results of operations.

•	RBSH Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its credit ratings.

•	RBSH Group’s business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements.

•	RBSH Group is and may be subject to litigation and regulatory investigations that may impact its business.

•
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

•	RBSH Group operates in markets that are highly competitive and its business and results of operations may be adversely affected.

•
RBSH Group could fail to attract or retain senior management, which may include members of RBSH Group’s Supervisory Board and Managing Board, or other key employees, and it may suffer if it does not maintain good employee relations.

•
Each of RBSH Group’s businesses is subject to substantial regulation and oversight. Significant regulatory developments, including changes in tax law, could have an adverse effect on how RBSH Group conducts its business and on its results of operations and financial condition.

•	RBSH Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations.

•	Operational risks are inherent in RBSH Group’s businesses.

•	RBSH Group’s operations have inherent reputational risk.

•
The recoverability and regulatory capital treatment of certain deferred tax assets recognised by RBSH Group depends on RBSH Group's ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation, regulatory requirements or accounting standards.

•
The extensive governance, asset management and information requirements under the Asset Protection Scheme conditions, which RBSH Group is required to comply with, or to ensure that RBS plc can comply with, pursuant to the APS back-to-back contracts may have an adverse impact on RBSH Group and expected benefits of the APS back-to-back contracts.

•	Any changes to the expected regulatory capital treatment of the APS back-to-back contracts may have a material adverse impact on RBSH Group.

•	The legal demerger of ABN AMRO Bank N.V. (as it was then named) has resulted in a cross liability that changes the legal recourse available to investors.

Business review continued	Business Review

Key financials

for the year ended 31 December	2011 €m	2010 €m	2009 €m
Total income	3,929	3,872	1,397
Profit/(loss) before impairment losses	1,502	492	(3,224)
Operating (loss)/profit before tax	(263)	425	(4,847)

at 31 December	2011 €m	2010 €m	2009 €m
Total assets	146,672	200,382	469,345
Funded balance sheet (1)	127,534	172,110	411,953
Loans and advances to customers	29,578	44,496	219,958
Deposits	86,121	86,890	246,046
Equity attributable to controlling interests	3,318	4,948	18,880
Capital ratio’s	– Core Tier 1	8.4%	8.7%	16.9%
	– Tier 1	12.0%	11.0%	19.9%
	– Total	17.5%	15.8%	25.5%

Notes:
(1)	Funded balance sheet represents total assets less derivatives.

Business review continued	Business Review

Summary consolidated income statement

	2011 €m	2010 €m	2009 €m
Net interest income	688	1,427	1,834
Fees and commissions receivable	1,039	1,152	1,506
Fees and commissions payable	(367)	214	(483)
Other non-interest income/(loss)	2,569	1,079	(1,460)
Non-interest income/(loss)	3,241	2,445	(437)
Total income	3,929	3,872	1,397
Operating expenses	(2,427)	(3,380)	(4,621)
Profit/(loss) before impairment losses	1,502	492	(3,224)
Impairment losses	(1,765)	(67)	(1,623)
Operating (loss)/profit before tax	(263)	425	(4,847)
Tax (charge)/credit	(433)	(302)	465
(Loss)/profit from continuing operations	(696)	123	(4,382)
Profit/(loss) from discontinued operations, net of tax	40	985	(18)
(Loss)/profit for the year	(656)	1,108	(4,400)
Attributable to:
Non-controlling interests	-	(2)	(1)
Controlling interests	(656)	1,110	(4,399)

2011 compared with 2010
Operating (loss)/profit before tax
Operating loss before tax for the year was €263 million compared with a profit of €425 million in 2010. The decrease largely results from higher impairment losses mainly due to the impairment of Greek sovereign bonds in 2011, which was partially offset by a fair value gain on own debt.

Total income
Total income increased by €57 million to €3,929 million compared with €3,872 million in 2010. This increase is mainly attributable to the fair value gain on own debt resulting in higher other non-interest income. The increase was offset by lower net interest and net fees and commissions’ income mainly due to the transfer of businesses to RBS plc and the disposal of Non-Core operations.

Net interest income decreased by €739 million to €688 million compared with €1,427 million in 2010, reflecting further reductions in interest earning assets due to transfers to RBS plc and the disposal of Non-Core operations.

Non-interest income/(loss) increased by €796 million to €3,241 million compared with €2,445 million in 2010, primarily due to the increase in other operating income. This increase in other operating income is mainly attributable to the widening of credit spreads in the second half of 2011 which led to a fair value gain on own debt of €1,290 million compared with a gain of €250 million in 2010. This increase is partially offset by lower trading income in GBM due to the transfer of trading activities to RBS plc and lower trading income in Non-Core as a result of disposal of operations in Asia and the Americas.

Operating expenses
Operating expenses decreased by €953 million to €2,427 million compared with €3,380 million in 2010. This reflects the transfer of businesses to RBS plc and Non-Core disposals, thus reducing the scale of operations and number of employees within RBSH Group.

Impairment losses
Impairment losses were €1,765 million for the year ended 31 December 2011, compared with €67 million in 2010. The increase in impairment losses in 2011 relates to Greek sovereign available-for-sale bonds and related interest rate hedge adjustments, as a result of Greece’s continuing fiscal difficulties. In addition, higher impairment charges on commercial loans were charged in 2011, compared with 2010.

In 2011, RBSH Group made total claims of €148 million under the APS back-to-back agreement with RBS plc. Total recoveries on previously claimed impairments amounted to €90 million, resulting in a net recovery from RBS plc of €58 million.

Tax
The effective tax rate for 2011 was (164.6)% compared with 71.0% in 2010 mainly as a result of losses on Greek sovereign available-for-sale bonds being not recoverable for tax purposes.

Profit/(loss) from discontinued operations
Discontinued operations recorded a €40 million profit after tax compared with a €985 million profit after tax for the prior year. The results from discontinued operations in the prior year are mainly attributable to the gain on the sale by RBSH Group of the Dutch State acquired businesses included in the new ABN AMRO Bank on 1 April 2010.

Business review continued	Business Review

2010 compared with 2009
Operating profit/(loss) before tax
Operating profit before tax for the year was €425 million compared with a loss of €4,847 million in 2010. This increase results from an improvement in operating income following significant fair value losses in 2009, a reduction in operating expenses and lower loan impairments reflecting the gradual improvement in market conditions.

Total income
Total income increased 177% to €3,872 million compared with €1,397 million in 2009. This increase is principally due to the 2009 Non-Core losses on counterparty Credit Valuation Adjustments (CVA) and Collateralised Debt Obligations (CDO).

Net interest income decreased by €407 million, reflecting further reductions in interest earning assets, which were transferred to RBS plc.  In addition interest income reduced by €162 million due to reductions in the balance sheet following Non-Core disposals in Asia and Latin America. The GBM business recorded a decrease in interest income of €367 million, as it continues to encounter significant margin pressures and higher liquidity costs than in 2009. The decrease in net interest income was partially offset by an adjustment made to the carrying value of the Tier 1 hybrid capital securities of €273 million. RBSG Group's legal ownership of RFS Holdings was increased to 98% on 31 December 2010 thereby giving RBSG Group majority legal ownership. The RFS restructure, legally bound RBSH Group to comply with the EC Burden Sharing restrictions already applied to RBSG Group. These restrictions result in an adjustment to the carrying value of these amortised cost securities.

Non-interest income/(loss) increased to €2,445 million from a loss of €437 million in 2009, primarily due to the increase in other operating income and income from trading activities. The increase in other operating income is mainly attributable to the non reoccurrence of the fair value losses on a portfolio of credit default swaps, used to hedge the loan book following the tightening of the credit spreads in the first half of 2009. These losses amounted to €2,024 million in 2009. The increase in trading income mainly relates to the non reoccurrence of high losses on counterparty CVAs of €1,279 million in the prior year against monoline insurers. Additionally, write-offs on CDOs in 2010 were €211 million lower. Exposures to monoline insurers and CDOs were substantially risk transferred to RBS plc in the first half of 2009. In addition, fee and commissions payable improved by €697 million largely due to a true-up in the fee calculation for the asset protection scheme (APS) back-to-back agreement between RBS N.V. and RBS plc of €625 million. The APS back-to-back fee charged to the income statement for 2010 was €249 million. For further details on the APS back-to-back agreement see page 92. The increase in non-interest income is partially offset by a decrease in fees and commissions receivable due to reduced business origination and activity following transfers of businesses to RBS plc.

Operating expenses
Operating expenses decreased from €4,621 million in 2009 to €3,380 million. This reflects the transfer of businesses to RBS plc and Non-Core disposals, thus reducing the scale of operations and number of employees within RBSH Group. Additionally the 2009 results included charges related to costs incurred on the sale of businesses in Asia and the related goodwill impairments.

Impairment losses
Impairment losses were €67 million for the year ended 31 December 2010, compared with €1,623 million in 2009. Large specific provisions were made in 2009 including a specific impairment for LyondellBasell lndustries. For further details on the LyondellBasell provision please see the discussion within Non-Core on page 24. For 2010 there are lower specific commercial and retail provisions, especially on consumer and card lending in Asia and Middle East.

In 2010, RBSH Group made total claims of €470 million under the APS back-to-back agreement with RBS plc. Total recoveries on previously claimed impairments amounted to €561 million, resulting in a net repayment to RBS plc of €91 million.

Tax
The effective tax rate for 2010 was 71.0% compared with 9.6% in 2009. This was mainly due to the revision of the tax rate in the UK.

Profit/(loss) from discontinued operations
Discontinued operations recorded a €985 million profit after tax compared with a €18 million loss after tax for the prior year. The results from discontinued operations are mainly attributable to the gain on the sale by RBSH Group of the Dutch State acquired businesses included in the new ABN AMRO Bank on 1 April 2010.

Business review continued	Business Review

Analysis of results
Net interest income

	2011 €m	2010 €m	2009 €m
Interest receivable	2,352	3,061	4,763
Interest payable	(1,664)	(1,634)	(2,929)
Net interest income	688	1,427	1,834

	%	%	%
Gross yield on interest-earning assets of the banking business (1)	2.1	2.4	1.4
Cost of interest-bearing liabilities of the banking business	(1.5)	(1.3)	(1.0)
Interest spread of the banking business (2)	0.6	1.1	0.4
Benefit from interest-free funds	0.0	(0.0)	0.2
Net interest margin of the banking business (3)	0.6	1.1	0.6

Yields, spreads and margins of the banking business	%	%	%

Gross yield (1)
– Group	2.1	2.4	1.4
– Domestic	1.8	1.8	0.7
– Foreign	2.4	3.0	3.7
Interest spread (2)
– Group	0.6	1.1	0.4
– Domestic	(0.1)	0.1	0.0
– Foreign	1.2	2.2	1.4
Net interest margin (3)
– Group	0.6	1.1	0.6
– Domestic	(0.1)	(0.2)	0.3
– Foreign	1.2	2.3	1.2

Notes:
(1)	Gross yield is the interest rate earned on average interest-earning assets of the banking business.
(2)	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.
(3)	Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

Business review continued	Business Review

Analysis of results continued
Average balance sheet and related interest

		2011			2010
		Average balance €m	Interest €m	Rate %	Average balance €m	Interest €m	Rate %
Assets
Loans and advances to banks	– Domestic	4,945	139	2.8%	6,222	165	2.7%
	– Foreign	25,521	207	0.8%	20,961	192	0.9%
Loans and advances to customers	– Domestic	9,234	193	2.1%	9,726	362	3.7%
	– Foreign	28,463	1,058	3.7%	38,841	1,612	4.2%
Debt securities	– Domestic	34,764	560	1.6%	42,520	506	1.2%
	– Foreign	6,610	195	3.0%	6,780	224	3.3%
Interest-earning assets	– banking business	109,537	2,352	2.2%	125,050	3,061	2.4%
	– trading business	19,958			26,626
Interest-earning assets		129,495			151,676
Non-interest-earning assets		61,981			133,098
Total assets		191,476			284,774
Percentage of assets applicable to foreign operations		67.5%			56.7%

Liabilities
Deposits by banks	– Domestic	23,503	440	1.9%	31,277	524	1.7%
	– Foreign	30,657	125	0.4%	23,552	84	0.4%
Customer accounts: demand deposits	– Domestic	9,853	217	2.2%	8,051	89	1.1%
	– Foreign	21,378	270	1.3%	22,386	146	0.7%
Customer accounts: savings deposits	– Domestic	209	-	-	-	-	-
	– Foreign	197	5	2.5%	3,949	69	1.7%
Customer accounts: other time deposits	– Domestic	3,394	64	1.9%	1,910	46	2.4%
	– Foreign	5,796	175	3.0%	11,449	277	2.4%
Debt securities in issue	– Domestic	9,613	146	1.5%	22,406	361	1.6%
	– Foreign	3,049	53	1.7%	4,382	124	2.8%
Subordinated liabilities	– Domestic	3,335	79	2.4%	4,747	110	2.3%
	– Foreign	3,281	151	4.6%	2,855	(98)	(3.4%)
Internal funding of trading business	– Domestic				-	-	-
	– Foreign	(3,424)	(61)	1.8%	(6,941)	(98)	1.4%
Interest-bearing liabilities	– banking business	110,841	1,664	1.5%	130,023	1,634	1.5%
	– trading business	34,431			38,989
Interest-bearing liabilities		145,272			169,012
Non-interest-bearing liabilities:
Demand deposits	– Domestic	-			990
	– Foreign	4,503			2,465
Other liabilities		37,220			106,034
Owners' equity		4,481			6,273
Total liabilities and owners' equity		191,476			284,774

Percentage of liabilities applicable to foreign operations		68.8%			56.1%

For notes to this table see page 16.

Business review continued	Business Review

Analysis of results continued
Average balance sheet and related interest continued

		2009
		Average balance €m	Interest €m	Rate %
Assets
Loans and advances to banks	– Domestic	26,405	249	0.9%
	– Foreign	8,708	253	2.9%
Loans and advances to customers	– Domestic	165,556	795	0.5%
	– Foreign	63,247	2,484	3.9%
Debt securities	– Domestic	59,138	679	1.1%
	– Foreign	9,136	303	3.3%
Interest-earning assets	– banking business	332,190	4,763	1.4%
	– trading business	67,364
Interest-earning assets		399,554
Non-interest-earning assets		150,804
Total assets		550,358
Percentage of assets applicable to foreign operations		48.9%
Liabilities
Deposits by banks	– Domestic	35,489	134	0.4%
	– Foreign	14,216	594	4.2%
Customer accounts: demand deposits	– Domestic	50,402	195	0.4%
	– Foreign	22,326	149	0.7%
Customer accounts: savings deposits	– Domestic	57,215	6	0.0%
	– Foreign	9,734	118	1.2%
Customer accounts: other time deposits	– Domestic	25,416	411	1.6%
	– Foreign	25,587	336	1.3%
Debt securities in issue	– Domestic	62,529	684	1.1%
	– Foreign	10,472	246	2.3%
Subordinated liabilities	– Domestic	10,407	144	1.4%
	– Foreign	2,758	167	6.1%
Internal funding of trading business	– Domestic	-	-	-
	– Foreign	(27,248)	(255)	0.9%
Interest-bearing liabilities	– banking business	299,303	2,929	1.0%
	– trading business	82,223
Interest-bearing liabilities		381,526
Non-interest-bearing liabilities:
Demand deposits	– Domestic	22,366
	– Foreign	130,011
Other liabilities
Owners' equity		16,455
Total liabilities and owners' equity		550,358

Percentage of liabilities applicable to foreign operations		51.1%

Notes:
(1)	The analysis into Domestic and Foreign has been compiled on the basis of location of the entity in which the transaction takes place.

Business review continued	Business Review

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

	2011 over 2010
	Increase/(decrease) due to changes in:
	Average volume €m	Average rate €m	Net change €m
Interest-earning assets
Loans and advances to banks
Domestic	(35)	9	(26)
Foreign	39	(24)	15
Loans and advances to customers
Domestic	(17)	(152)	(169)
Foreign	(398)	(156)	(554)
Debt securities
Domestic	(103)	157	54
Foreign	(6)	(23)	(29)
Total interest receivable of the banking business
Domestic	(155)	14	(141)
Foreign	(365)	(203)	(568)
	(520)	(189)	(709)
Interest-bearing liabilities
Deposits by banks
Domestic	141	(57)	84
Foreign	(28)	(13)	(41)
Customer accounts: demand deposits
Domestic	(24)	(104)	(128)
Foreign	7	(131)	(124)
Customer accounts: savings deposits
Domestic	-	-	-
Foreign	86	(22)	64
Customer accounts: other time deposits
Domestic	(30)	12	(18)
Foreign	159	(57)	102
Debt securities in issue
Domestic	195	20	215
Foreign	31	40	71
Subordinated liabilities
Domestic	33	(2)	31
Foreign	13	(262)	(249)
Internal funding of trading business
Domestic	-	-	-
Foreign	(58)	21	(37)
Total interest payable of the banking business
Domestic	315	(131)	184
Foreign	210	(424)	(214)
	525	(555)	(30)
Movement in net interest income
Domestic	160	(117)	43
Foreign	(155)	(627)	(782)
	5	(744)	(739)

Business review continued	Business Review

Analysis of results continued
Analysis of change in net interest income – volume and rate analysis continued

	2010 over 2009
	Increase/(decrease) due to changes in:
	Average volume €m	Average rate €m	Net change €m
Interest-earning assets
Loans and advances to banks
Domestic	(293)	209	(84)
Foreign	192	(253)	(61)
Loans and advances to customers
Domestic	(1,366)	933	(433)
Foreign	(1,006)	134	(872)
Debt securities
Domestic	(197)	24	(173)
Foreign	(78)	(1)	(79)
Total interest receivable of the banking business
Domestic	(1,856)	1,166	(690)
Foreign	(892)	(120)	(1,012)
	(2,748)	1,046	(1,702)
Interest-bearing liabilities
Deposits by banks
Domestic	18	(407)	(389)
Foreign	(241)	751	510
Customer accounts: demand deposits
Domestic	259	(152)	107
Foreign	-	3	3
Customer accounts: savings deposits
Domestic	-	-	-
Foreign	88	(39)	49
Customer accounts: other time deposits
Domestic	502	(136)	366
Foreign	248	(189)	59
Debt securities in issue
Domestic	558	(235)	323
Foreign	165	(43)	122
Subordinated liabilities
Domestic	102	(68)	34
Foreign	(6)	274	268
Internal funding of trading business
Domestic	-	-	-
Foreign	(247)	90	(157)
Total interest payable of the banking business
Domestic	1,439	(998)	441
Foreign	7	847	854
	1,446	(151)	1,295
Movement in net interest income
Domestic	(417)	168	(249)
Foreign	(885)	727	(158)
	(1,302)	895	(407)

Notes:
(1)	The analysis into the Domestic and Foreign has been compiled on the basis of location of the entity in which the transaction takes place.

Business review continued	Business Review

Analysis of results continued
Credit market exposures
Credit and other market losses (1)	2011 €m	2010 €m	2009 €m
Monoline exposures	(6)	22	(1,279)
CDPCs (2)	-	(98)	95

Notes:
(1)	Included in 'Income from trading activities' within non-interest income
(2)	Credit derivative product companies.

2011 compared with 2010
Losses relating to monoline exposures were €6 million in 2011 compared with gains of €22 million in 2010.

Most of the monoline exposures were settled with the counterparties during 2011. The remaining exposures are hedged using an overlay swap transacted with RBS plc which transfers the daily movement in the CVA between RBSH Group and RBS plc for these trades. The mark-to-market of this swap with RBS plc was €4 million in favour of RBS plc at 31 December 2011 (€769 million at 31 December 2010).

Losses relating to CDPC exposures were nil in 2011, compared to a loss of €98 million in 2010. RBSH Group had fully novated its CDPCs exposure to RBS plc in the course of 2010.

The positions in mortgage and other asset backed securities (€17.4 billion at 31 December 2011) have seen a further decrease in 2011. The composition of the remaining AFS portfolio has not changed substantially from 31 December 2010. Included are €6.8 billion residential mortgage-backed securities covered by the Dutch mortgage guarantee scheme and €9.0 billion residential mortgage covered bonds the majority of which originated in Spain.

The net exposure to ABSs backed by assets other than residential mortgages, such as sovereign or public entities debt, amounts to €1.5 billion and is mainly related to European covered bonds held in the treasury portfolios.

2010 compared with 2009
Gains relating to monoline exposures were €22 million in 2010 compared with losses of €1,279 million in 2009.

The net gain through trading income in 2010 amounts to €22 million and relates mainly to release of the CVAs partially netted off by hedges and other movements. Hedges with bank counterparties include the overlay swap transacted with RBS plc which transfers the daily movement in the CVA between RBSH Group and RBS plc for these trades. The mark-to-market of this swap with RBS plc was €769 million in favour of RBS plc at 31 December 2010 (€405 million at 31 December 2009).

Losses relating to CDPC exposures were €98 million in 2010, compared to a gain of €95 million in 2009. RBSH Group fully novated its CDPCs exposure to RBS plc in the course of 2010.

The positions in mortgage and other asset backed securities (€18.4 billion at 31 December 2010) have seen a further decrease in 2010. The held for trading positions have been fully matured or sold off in 2010. The composition of the remaining AFS portfolio has not changed substantially from 31 December 2009. Included are €6.9 billion residential mortgage-backed securities covered by the Dutch mortgage guarantee scheme and €9.1 billion residential mortgage covered bonds, 98% of which originated in Europe, of which 81% in Spain.

83% of residential mortgage covered bonds were AAA rated at 31 December 2010. The net exposure to ABSs backed by assets other than residential mortgages, such as sovereign or public entities debt, amounts to €2.2 billion and is mainly related to AAA European (23% Germany, 21% Spain) covered bonds held in the treasury portfolios. The decrease is mainly due to the maturing of papers.

The CDO and CLO exposure decreased further in 2010 mainly due to the maturing of positions.

Additional disclosures on these and other related exposures can be found in the following sections.

Disclosure	Section	Sub section	Page
Further analysis of credit market exposures	Risk management	Monoline insurers	65
Valuation aspects	Financial statements	Note 9 Financial instruments - valuation	136
	Financial statements	Critical Accounting policies	122

Business review continued	Business Review

Divisional performance
The results of each segment are set out below. Business Services directly attributable costs have been allocated to the operating divisions, based on their service usage. Where services span more than one division an appropriate measure is used to allocate the costs on a basis which management considers reasonable. Business Services costs are fully allocated and there are no residual unallocated costs.

Operating (loss)/profit before tax	2011 €m	2010 €m	2009 €m
Global Banking & Markets	1,591	856	39
Global Transaction Services	(168)	(64)	(4)
Central items	(1,270)	40	(385)
Core	153	832	(350)
Non-Core	(416)	(407)	(4,501)
Reconciling items (1)	-	-	4
	(263)	425	(4,847)

Notes:
(1)	Segments are stated as they are reviewed by management and therefore exclude the effect of the consolidation of Private Equity businesses which is shown as a reconciling item in 2009.

Employee numbers at 31 December
(full time equivalents rounded to the nearest hundred)

	2011	2010	2009
Global Banking & Markets	6,300	6,700	8,300
Global Transaction Services	6,600	5,500	5,400
Central items	600	700	900
Core	13,500	12,900	14,600
Non-Core	4,200	6,400	13,000
	17,700	19,300	27,600

Business review continued	Business Review

Global Banking & Markets (GBM)

	2011 €m	2010 €m	2009 €m
Net interest income	240	451	818
Non-interest income	2,701	1,924	1,761
Total income	2,941	2,375	2,579
Direct expenses
– staff costs	(747)	(967)	(1,368)
– other	(494)	(670)	(915)
Indirect expenses	(22)	24	1
	(1,263)	(1,613)	(2,282)
Profit before impairment losses	1,678	762	297
Impairment losses	(87)	94	(258)
Operating profit before tax	1,591	856	39

	€bn	€bn	€bn
Balance sheet
Third party assets	84	130	180
Third party liabilities	77	122	166

2011 compared with 2010
Operating profit before tax was €1,591 million compared with €856 million for 2010.

Total income increased by €566 million to €2,941 million. The increase is mainly attributable to the increase in non-interest income due to a fair value gain on own debt which is only partially offset by lower net interest income.

Net interest income decreased by €211 million to €240 million compared with €451 million in 2010, reflecting further reductions in interest earning assets due to transfers to RBS plc.

Non-interest income increased by €777 million to €2,701 million in 2011 compared with €1,924 million in 2010. The increase in other operating income is mainly attributable to the widening of credit spreads in the second half of 2011 which led to a fair value gain on own debt of €879 million compared to a gain of €252 million in 2010. This increase is partially offset by lower income from trading activities due to the transfer of trading activities to RBS plc. In addition lower income from trading activities, reflects depressed primary market volumes, characterised by volatile and deteriorating credit markets, especially during the second half of the year when the European sovereign debt crisis drove a sharp widening in credit spreads. The heightened volatility, increased risk aversion amongst clients and limited opportunities for revenue generation in the secondary markets.

Operating expenses have decreased by €350 million to €1,263 million compared with €1,613 million in 2010. This reflects the transfer of businesses to RBS plc, thus reducing the scale of operations in 2011.

Impairments losses were €87 million in 2011 compared with a credit of €94 million in 2010. The impairments in 2011 reflect a small number of single name provisions.

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

Business review continued	Business Review

Global Transaction Services (GTS)

	2011 €m	2010 €m	2009 €m
Net interest income	316	306	355
Non-interest income	436	305	318
Total income	752	611	673
Direct expenses
– staff	(272)	(283)	(236)
– other	(472)	(401)	(427)
Indirect expenses	2	5	13
	(742)	(679)	(650)
Profit/(loss) before impairment losses	10	(68)	23
Impairment losses	(178)	4	(27)
Operating loss before tax	(168)	(64)	(4)

	€bn	€bn	€bn
Balance sheet
Third party assets	12	12	9
Third party liabilities	35	39	27

2011 compared with 2010
Operating loss before tax was €168 million compared with a loss of €64 million in 2010.

Total income increased by €141 million to €752 million with increases in both net interest income and non-interest income.

Net interest income increased by €10 million to €316 million compared with €306 million in 2010, largely due to strong deposit gathering activity.

The increase in non-interest income by €131 million to €436 million compared with €305 million in 2010 is mainly attributable to an increase of transactional exchange rate fees.

Operating expenses have increased by €63 million to €742 million compared with €679 million in 2010, reflecting investment in business improvement initiatives, technology and support infrastructure.

Impairment losses were €178 million compared with a credit of €4 million in 2010. The impairments in 2011 are largely driven by a single name provision.

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

Operating expenses have increased by €29 million from €650 million in 2009 reflecting increased investment in support infrastructure.

Business review continued	Business Review

Central Items

	2011 €m	2010 €m	2009 €m
Net interest income/(loss)	(110)	43	(127)
Non-interest income	407	301	103
Total income/(loss)	297	344	(24)
Direct expenses
– staff	(69)	(216)	(79)
– other	(49)	(71)	(280)
Indirect expenses	14	(17)	(2)
	(104)	(304)	(361)
Profit/(loss) before impairment losses	193	40	(385)
Impairment losses	(1,463)	-	-
Operating (loss)/profit before tax	(1,270)	40	(385)

	€bn	€bn	€bn
Balance sheet
Third party assets	39	38	51
Third party liabilities	25	21	28

2011 compared with 2010
Operating loss before tax was €1,270 million compared with a profit of €40 million in 2010. The loss is largely due to the impairment losses relating to Greek sovereign available-for-sale bonds and related interest rate hedge adjustments.

Total income decreased by €47 million to €297 million compared with €344 million in 2010, mainly reflecting lower net interest income and lower income from trading activities due to discontinuation of the RBSH Group treasury trading book.

Net interest income declined by €153 million mainly due to 2010 interest income having benefited from an adjustment to the carrying value of the Tier 1 hybrid capital securities of €273 million under the EC Burden Sharing restrictions which did not reoccur in 2011.

Non-interest income increased by €106 million to €407 million compared with €301 million in 2010 mainly as a result of a fair value gain on own debt of €411 million compared to a loss of €2 million in 2010.

Operating expenses decreased by €200 million to €104 million compared with 2010 mainly as a result of lower staff expenses due to lower bonus and pension expenses.

Impairment losses were €1,463 million compared with no losses in 2010. The impairment losses in 2011 relate to Greek sovereign available-for-sale bonds and related interest rate hedge adjustments, as a result of Greece’s continuing fiscal difficulties.

2010 compared with 2009
Operating profit before tax was €40 million compared with a loss of €385 million in 2009.

Total income increased by €368 million to €344 million. This follows the improvement in both net interest and non-interest income.

Net interest income improved by €170 million. This increase is largely due to an adjustment made to the carrying value of the Tier 1 hybrid capital securities of €273 million. RBSG Group's legal ownership of RFS Holdings was increased to 98% on 31 December 2010 thereby giving RBSG Group majority legal ownership. The RFS restructure legally bound RBSH Group to the EC Burden Sharing restrictions already applied to RBSG Group. These restrictions result in an adjustment to the carrying value of the amortised cost securities.

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

Business review continued	Business Review

Non-Core

	2011 €m	2010 €m	2009 €m
Net interest income	242	627	788
Non-interest income	(303)	(85)	(2,646)
Total (loss)/income	(61)	542	(1,858)
Direct expenses
– staff	(122)	(310)	(412)
– other	(197)	(462)	(882)
Indirect expenses	1	(12)	(11)
	(318)	(784)	(1,305)
Loss before other operating charges and impairment losses	(379)	(242)	(3,163)
Impairment losses	(37)	(165)	(1,338)
Operating loss before tax	(416)	(407)	(4,501)

	€bn	€bn	€bn
Balance sheet
Third party assets	12	19	44
Third party liabilities	7	16	37

2011 compared with 2010
Operating loss before tax was €416 million compared with a loss of €407 million in the year 2010.

Total income decreased by €603 million to a loss of €61 million. This is mainly due to lower net interest income, net fees and commissions’ income and income from trading activities which is partly offset by an increase in other operating income.

Net interest income decreased by €385 million to €242 million compared with €627 million in 2010. This decrease is largely due to the disposal of operations in Asia and the Americas.

Non-interest income decreased by €218 million to a loss of €303 million compared to a loss of €85 million in 2010. The decrease is mainly due to lower fees and commissions’ income and income from trading activities as a result of the disposal of operations in Asia and the Americas. The decrease was partly offset by the increase in other operating income due to lower losses on sale and revaluation of assets compared to 2010, as well as the true up of the APS back-to-back premium of €85 million, see page 92 of this report for further details.

Operating expenses decreased by €466 million to €318 million compared with €784 million for the year 2010. Operating expenses decreased following the disposals during 2010.

Impairment losses in 2011 amounted to €37 million compared with €165 million in 2010.

2010 compared with 2009
Operating loss before tax was €407 million compared with a loss of €4,501 million in the year 2009.

Total income increased by €2,400 million to €542 million. This is due to an increase in non-interest income which is partly offset by a decrease in net interest income.

Net interest income decreased by €161 million. This decrease is largely due to the significant divestitures of the retail and commercial business activities in Asia (Taiwan, Hong Kong, Singapore, Pakistan and Indonesia), Americas (Chile, Colombia and Venezuela) and EMEA (United Arab Emirates and Kazakhstan) in the course of 2010.

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

Impairment losses in 2010 amounted to €165 million, as compared to €1,338 million in 2009. Impairment losses in 2009 included a specific impairment for LyondellBasell lndustries (LyondellBasell). LyondellBasell filed Chapter 11 bankruptcy in January 2009. At the time LyondellBasell entered Chapter 11, RBSH Group's exposure was €2.3 billion. During 2009, RBSH Group recorded an impairment provision charge of €548 million in respect of this exposure, the provision balance as at 31 December 2009 was €1,688 million, and the remaining Group's exposure was €591 million. RBSH Group's exposures to LyondellBasell were covered assets under the APS back-to-back financial guarantee contract with RBS plc, effectively transferring the risk of future losses and the right to recoveries.

Business review continued	Business Review

2010 compared with 2009 continued
Accordingly, in 2010 €197 million recovered from LyondellBasell was passed on to RBS plc.

In April 2010, LyondellBasell announced that it had emerged from Chapter 11 bankruptcy protection following creditor and court approval for its Plan of Reorganisation (PoR). Following the PoR, RBSH Group's retained exposure was €689 million comprising a loan of €173 million (classified as loans and receivables), a 7.2% common equity stake of €501 million (designated as at fair value through profit or loss) and equity warrants of €15 million (classified as derivatives); a reversal of impairment losses of €336 million was recorded and passed on to RBS plc. The loan and common equity stake were sold in December 2010. The carrying value of the remaining LyondellBasell exposure, made up of warrants, was €32 million at 31 December 2010.

Business review continued	Business Review

Consolidated balance sheet at 31 December 2011

	2011 €m	2010 €m	2009 €m
Assets
Cash and balances at central banks	12,609	8,323	28,382
Net loans and advances to banks	17,953	22,433	31,343
Reverse repurchase agreements and stock borrowing	9,100	4,272	6,376
Loans and advances to banks	27,053	26,705	37,719
Net loans and advances to customers	29,295	40,608	210,712
Reverse repurchase agreements and stock borrowing	283	3,888	9,246
Loans and advances to customers	29,578	44,496	219,958
Debt securities	39,645	52,260	84,800
Equity shares	3,093	22,634	17,236
Settlement balances	2,608	3,573	3,398
Derivatives	19,138	28,272	57,392
Intangible assets	115	199	645
Property, plant and equipment	152	283	1,961
Deferred taxation	444	5,440	5,427
Prepayments, accrued income and other assets	5,018	5,388	7,538
Assets of disposal groups	7,219	2,809	4,889
Total assets	146,672	200,382	469,345

Liabilities
Bank deposits	29,988	27,178	40,728
Repurchase agreements and stock lending	16,532	4,807	4,220
Deposits by banks	46,520	31,985	44,948
Customers deposits	38,842	49,886	198,388
Repurchase agreements and stock lending	759	5,019	2,710
Customer accounts	39,601	54,905	201,098
Debt securities in issue	17,714	53,411	96,291
Settlement balances and short positions	3,409	5,202	7,503
Derivatives	19,868	35,673	62,959
Accruals, deferred income and other liabilities	3,835	5,213	13,675
Retirement benefit liabilities	60	75	154
Deferred taxation	116	195	241
Subordinated liabilities	6,859	6,894	14,666
Liabilities of disposal groups	5,351	1,857	8,894
Total liabilities	143,333	195,410	450,429

Non-controlling interests	21	24	36
Controlling interests	3,318	4,948	18,880
Total equity	3,339	4,972	18,916

Total liabilities and equity	146,672	200,382	469,345

Business review continued	Business Review

Commentary on consolidated balance sheet
2011 compared with 2010
Total assets were €146.7 billion at 31 December 2011, a decrease of €53.7 billion, or 27%, when compared with €200.4 billion at 31 December 2010.

Cash and balances at central banks increased by €4.3 billion or 52% to €12.6 billion at 31 December 2011 compared with €8.3 billion at 31 December 2010 principally due to improvements in RBSH Group’s structural liquidity position during 2011.

Loans and advances to banks increased by €0.4 billion, or 1%, to €27.1 billion at 31 December 2011 compared with €26.7 billion at 31 December 2010. Within this, reverse repurchase agreements and stock borrowing (reverse repos) were up €4.8 billion, 112%, to €9.1 billion primarily as a result of the investment of surplus liquidity in short-term assets. Bank placings declined by €4.4 billion, 20%, to €18.0 billion, as a result of lower current accounts and time deposits in Global Banking & Markets.

Loans and advances to customers declined €14.9 billion, 33%, to €29.6 billion. Within this, reverse repurchase agreements were down €3.6 billion, 92%, to €0.3 billion. Customer lending decreased by €11.3 billion, 28%, to €29.3 billion. This reflected the planned reductions in the last quarter of 2011 in relation to the UK transfers, see page 8 for further details, along with declines in the Netherlands GBM and GTS businesses. Provisions as a percentage of gross loans and advances to customers increased from 3.3% to 4.9%. This was largely driven by a single name provision in 2011, refer to pages 69 and 71 for further analysis of provisions.

Debt securities decreased by €12.6 billion to €39.6 billion, reflecting the planned reductions in the last quarter of 2011 in relation to the UK transfers, as well as a reduction in holdings of government and financial institution bonds within GBM and RBSH Group Treasury.

Equity shares decreased by €19.5 billion, to €3.1 billion. This reflected the planned reductions in the last quarter of 2011 in relation to the UK transfers and the closure of positions to reduce RBSH Groups’ level of unsecured funding requirements to mitigate the potential impact of unfavourable market conditions.

Derivative assets decreased by €9.2 billion, or 33%, to €19.1 billion at 31 December 2011 compared with €28.3 billion at 31 December 2010. Derivative liabilities decreased by €15.8 billion, or 44%, to €19.9 billion at 31 December 2011 compared to the balance of €35.7 billion at 31 December 2010. This was largely attributable to the planned reductions in the last quarter of 2011 in relation to the UK transfers and the lower volume of over the counter traded derivatives.

The increase in assets and liabilities of disposal groups is due to the inclusion of assets and liabilities relating largely to businesses in Singapore, Australia and Kazakhstan. These businesses are part of the Proposed Transfers for 2012 that meet the IFRS 5 definition of being held for disposal as at 31 December 2011, see Note 19 page 159 for further details.

Total liabilities were €143.3 billion as at 31 December 2011, a decrease of €52.1 billion, or 27% decrease when compared with €195.4 billion at 31 December 2010.

Deposits by banks increased by €14.5 billion, 45%, to €46.5 billion, with higher repurchase agreements and stock lending (repos), up €11.7 billion, 244%, to €16.5 billion. This increase is largely due to increased funding from RBSG Group, see commentary on Debt securities in issue below for further details.

Customer accounts were down €15.3 billion, 28%, to €39.6 billion. Within this, repos decreased €4.2 billion, 84%, to €0.8 billion. Excluding repos, customer deposits were down €11.1 billion, 22%, at €38.8 billion. This reflected the planned reductions in the last quarter of 2011 in relation to the UK transfers (see page 8 for further details), along with the maturing of time deposits in the US and lower demand accounts in GBM businesses.

Debt securities in issue declined €35.7 billion, 67%, to €17.7 billion. This was largely attributable to the planned reductions in the last quarter of 2011 in relation to the UK transfers. A large part of the business carried on in the UK, issued debt in order to fund other parts of RBSH Group. This intra-group funding has, in the short term, been replaced by RBSG Group funding. The funding by RBSG Group will fall in line with the planned reduction of RBSH Group’s balance sheet as part of the Proposed Transfers in 2012 and 2013. In addition the decrease in Debt securities in issue was as a result of reduced issuance by GBM and RBSH Group Treasury.

Owner’s equity decreased by €1.6 billion, 34%, to €3.3 billion, driven by the attributable loss for the period of €0.7 billion and decreases in foreign exchange reserves of €0.4 billion reflecting gains recycled to profit and loss due to the UK Transfers, and a decrease in available-for-sale reserves of €0.4 billion. The decrease in available-for-sale reserves was due to the derecognition of the related deferred tax assets and fair value movements on available-for-sale securities which was partly offset by the recycling of the cumulative losses on RBSH Groups holding of Greek government bonds, that were recycled to profit and loss in the first half of 2011.

Business review continued	Business Review

2010 compared with 2009
Total assets were €200.4 billion at 31 December 2010, a decrease of €269.0 billion, or 57%, when compared with €469.4 billion at 31 December 2009. The decrease in the balance sheet categories Loans and advances to customers, Intangible assets, Property, plant and equipment, Prepayments, accrued income and other assets was mostly due to the sale of Dutch State acquired businesses included in the new ABN AMRO Bank on 1 April 2010.

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

Total liabilities were €195.4 billion as at 31 December 2010, a decrease of €255.0 billion, or 57% decrease when compared with €450.4 billion at 31 December 2009. The balance sheet categories Deposits by banks, Customer accounts, Debt securities in issue, Subordinated liabilities, and Accruals, deferred income and other liabilities have significantly decreased due to the sale of Dutch State acquired businesses included in the new ABN AMRO Bank N.V. on 1 April 2010.

Total equity at 31 December 2010 was €5.0 billion, a decrease of €14.0 billion compared to 31 December 2009. This was mainly due to a decrease in share premium and retained earnings as a result of the €9.0 billion dividend distributions by RBS Holdings to RFS Holdings for the benefit of Santander, coupled with a €6.5 billion dividend distribution for the benefit of the Dutch State as part of the sale of the new ABN AMRO Bank on 1 April 2010. In addition, during the period, €1.4 billion in unrealized losses were recorded in other comprehensive income predominantly relating to available-for-sale debt securities. Cash flow hedging reserves improved by €1.0 billion due to the realization of reserves following the sale of the new ABN AMRO Bank. In order to capitalize the remaining shared assets and the remaining Dutch State acquired businesses, Santander and the Dutch state injected €0.1 billion and €0.3 billion, respectively in capital. RBSG Group injected €0.5 billion in the second half of 2010 in order to further strengthen RBSH Group's capital position.

Business review continued	Business Review
Risk and balance sheet management

Risk and balance sheet management
Risk and balance sheet management are conducted on an overall basis within RBSG Group. Therefore the discussion on risk and balance sheet management on pages 29 to 93 refers principally to policies and procedures in RBSG Group that also apply to RBSH Group.

Introduction
Risk Management plays an integral role in the delivery of RBSG Group’s strategic goal to be a safe and secure banking group. Given this central aim, in 2009 RBSG Group’s Board set out four key strategic risk objectives, aligned to RBSG Group’s strategic plan. These are to:

•	maintain capital adequacy
•	deliver stable earnings growth
•	ensure stable and efficient access to funding and liquidity
•	maintain stakeholder confidence

These strategic risk objectives are the bridge between the RBSG Group-level business strategy and the frameworks, limits and tolerances that are used to set risk appetite and manage risk in the business divisions on a day-to-day basis.

More detailed discussions on how RBSH Group strengthened its approach to risk management in 2011 are contained within the following pages.

Risk appetite
RBSH Group’s risk appetite identifies and establishes the level and type of risks that it is able and willing to take in executing its chosen business strategy, to protect itself against events that may have an adverse impact on its profitability and/or its capital base. RBSH Group has developed a framework that sets and implements an appropriate risk appetite supported by a regular monitoring and review process.

Stress testing
Stress testing describes the evaluation of a bank’s financial position under severe but plausible stress scenarios. Stress testing refers to the application of individual stress tests and the broader framework under which these tests are developed, evaluated and used within RBSH Group’s decision-making process in the context of the wider economic environment.

Internal stress tests
RBSH Group’s stress testing framework is designed to embed stress testing as a key risk management technique into mainstream risk reporting, capital planning and business processes.

Stress testing forms part of RBSH Group’s risk and capital management framework and is a major component of the Basel III requirements. It highlights to senior management potential adverse unexpected outcomes related to a mixture of risks and provides an indication of how much capital might be required to absorb losses should adverse scenarios materialise.

Stress testing was utilised as a key decision making and capital planning tool as part of the planning for the Proposed Transfers (the transfer of a substantial part of the business activities of RBS N.V. to RBS plc).

RBSG Group Policy Framework
The RBSG Group Policy Framework (GPF) has been revised and broadened in 2011. The GPF consolidates a large number of individual policies under a consistent and structured overarching framework for conduct, control and governance. It provides clear guidance and controls on how RBSG Group does business, linked to its risk appetite, its business conduct and compliance responsibilities and its focus on delivering a control environment consistent with best practice against relevant external benchmarks.

The GPF and related initiatives aim to ensure that:

•	RBSG Group has clear control standards and ethical principles to cover the risks that it faces to support effective risk management and meet regulatory and legal requirements;

•	policies are followed across RBSG Group and compliance can be clearly evidenced, assessed and reported by line management; and

•	the control environment is monitored and overseen through good governance.

Communication and training programmes are provided to all relevant staff as the policies are embedded, ensuring that staff are aware of their responsibilities. The GPF is structured to ensure that policy standard owners and sponsors review their policies on a regular basis, with any identified shortfalls against industry best practice documented and addressed within an agreed time frame.

The GPF was introduced in 2009. Enhancements applied in 2011 included the following:

•	RBSG Group’s policy standards, which comprise the GPF, were rewritten to ensure they clearly express the mandatory controls required to mitigate the key risks RBSG Group faces;

•	all of RBSG Group’s policy standards were benchmarked against relevant external reference points. Further improvements to the policy standards are now being implemented;

•	for each policy standard, appropriate risk-based assurance activity was introduced to ensure compliance with policy can be demonstrated; and

•
risk appetite has its own policy standard within the GPF that clearly sets out roles and responsibilities in relation to the implementation of the risk appetite framework and provides assurance that risks are being actively managed within approved levels and tolerances.

The GPF will continue to be improved and embedded. The results of assurance activity, monitoring and analysis of the internal and external environment will be used to reassess the policy standards on a regular basis.

Business review continued	Business Review
Risk and balance sheet management

Risk governance
Risk and balance sheet management strategies are owned and set by the Managing Board of RBSH Group and are implemented by the executive management. There are a number of committees and executives that support the execution of the business plan and strategy. Two of these committees are dedicated to RBSH Group and report to the RBSH Group Managing Board and the RBSH Group Supervisory Board. These are depicted and described in the graph and table below. Matters not specifically delegated are reserved for the Managing Board.

There are also risk committees that cover RBSH Group and (parts of) RBSG Group reflecting the integrated manner in which the business is managed within RBSG Group. RBSH Group is represented in these committees by members who have delegated authority from RBSH Group to facilitate an integrated and efficient decision process, these specialist risk sub-committees are shown below. The authorities delegated to these variously convened committees are recorded in RBSH Group’s High Level Control Report, which is reviewed, updated and approved by the Managing Board on a regular basis.

Notes:
(1)	The RBSG Group Risk Committee and the GALCO report directly to the RBSG Executive Risk Forum.
(2)	The RBSG Capital and Stress Testing Committee is a sub-committee of the GALCO.

During 2011, the role and responsibilities of key risk committees were reviewed and more clearly defined, to meet the future needs of RBSG Group.

The committees that sit below RBSG Group Risk Committee were streamlined significantly, aligned more closely to key risk types and given clearer empowerment and accountability where required.

Business review continued	Business Review
Risk and balance sheet management

Board/Committee	Risk focus	Membership
Supervisory Board	The Supervisory Board is responsible for supervising RBSH Group’s management and RBSH Group’s general affairs and the business connected with it and for advising the Managing Board.	Consists of five members. Three members are executives of RBSG Group.
Managing Board
Reports to RBSH Group Supervisory Board and is the principal decision making forum for RBSH Group. It approves the RBSH Group strategy and monitors the performance of the entity. It also reviews acquisitions, disposals and other significant transactions, and is responsible for capital entry management and allocation and determines dividend policy. It ensures that RBSH Group manages risk effectively through approving and monitoring of the risk appetite, considering Group stress scenarios and agreed mitigants and identifying longer-term strategic threats to RBSH Group’s business operations.

Five members led by the RBSH Group Chairman, also Head of GBM, RBSH Group Chief Administrative Officer (CAO), RBSH Group Chief Financial Officer (CFO),  RBSH Group  Chief Risk Officer (CRO) and RBSH Group Head of GTS.

Risk & Audit Committee (R&A Cte)
A sub-committee of the Supervisory Board.
The RBSH Group Risk & Audit Committee is responsible for the review of all matters relative to accounting policies, internal control, financial reporting functions, internal audit, external audit, risk assessment and regulatory compliance and it assists on such other matters as may be referred to it by the RBSH Group Supervisory Board and or the RBSG Group Audit Committee.
The members of the RBSH Group R&A Cte are appointed by the Supervisory Board from its own members.
Asset & Liability Committee (ALCO)
A sub-committee of the Managing Board.
The objective of the RBSH Group ALCO is to describe the framework within which RBSH Group manages its Balance Sheet and the structural exposures inherent therein. This framework is approved by the RBSH Group Managing Board and is fully aligned with the policies and procedures governing asset and liability management throughout RBSG Group.

Eleven permanent voting members led by the RBSH Group Chairman and Head of GBM, RBSH Group CFO, RBSH Group CAO, RBSH Group CRO, RBSH Group Treasurer, RBSH Group Head of GTS, GBM Treasurer, Head of Treasury Balance Sheet Management, Head of Treasury Capital Management, Head of Short Term Markets & Financing.

Four permanent non-voting guests: GTS Treasurer, Non-Core Treasurer, Global Head of Equity Treasury, Europe Treasurer.

Risk and Control Committee (RCC)
A sub-committee of the Managing Board.
The role of the RBSH Group Risk & Control Committee is to advise the RBSH Group Managing Board on the risk appetite and receive direction from the RBSH Group Managing Board on the risk appetite. It oversees the risk framework and reports directly to the RBSH Group Managing Board on the performance of the framework and on issues arising from it. It monitors the actual risk profile and ensures that this remains within the boundaries of the agreed risk appetite or escalates excesses to the RBSH Group Managing Board.

Chaired by the RBSH Group CRO. Members include RBSH Group CFO, RBSH Group CAO, Head of GBM, RBSG Chief Operating Officer of GTS, Heads of Credit, Market, and Operational Risk & Regulatory Risk for RBSH Group, CRO EMEA, CROs for Risk for GBM Asia Pacific and Americas.

Business review continued	Business Review
Risk and balance sheet management

Risk coverage
The main risk types faced by RBSH Group are presented below, together with a summary of the key areas of focus and how RBSH Group managed these risks in 2010:

Risk type	Definition	Features	How RBSH Group manages risk and the progress in 2011
Capital, funding and liquidity risk	The risk that RBSH Group has insufficient capital or is unable to meet its financial liabilities as they fall due.
Potential to disrupt the business model and stop normal functions of RBSH Group.

Potential to cause RBSH Group to fail to meet the supervisory requirements of regulators.

Significantly driven by credit risk losses.

RBSH Group plans for and maintains an adequate amount and mix of capital consistent with its risk profile. This ensures that in any foreseeable scenario RBSH Group holds minimum capital to meet the standards and requirements of investors, regulators and depositors. The amount of capital required is determined through risk assessments and stress testing.

Maintaining the structural integrity of RBSH Group’s balance sheet requires active management of both asset and liability portfolios as necessary. Strong debt issuance and planned reductions in the funding balance sheet enabled RBSH Group to strengthen its funding and liquidity position as market conditions worsened.

Credit risk (including counterparty risk)	The risk that RBSH Group will incur losses owing to the failure of a customer to meet its obligation to settle outstanding amounts.
Loss characteristics vary materially across portfolios.

Significant link between losses and the macroeconomic environment.

Can include concentration risk - the risk of loss due to the concentration of credit risk to a specific product/asset class, sector or counterparty.

RBSH Group manages credit risk based on a suite of credit approval and risk concentration frameworks and associated risk management systems and tools. It also continues to reduce the risk associated with legacy exposures through further reductions in Non-Core assets.

Country risk	The risk of material losses arising from significant country-specific events.
Can arise from sovereign events, economic events, political events, natural disasters or conflicts.

Potential to affect parts of RBSH Group’s credit portfolio that are directly or indirectly linked to the country in question.

All country exposures are covered by RBSG Group’s country risk management framework. This includes active management of portfolios either when these have been identified as exhibiting signs of stress through RBSG Group’s country Watchlist process or when it is otherwise considered appropriate. Portfolio reviews are undertaken to align country risk profiles to RBSG Group’s country risk appetite in light of economic and political developments.

Sovereign risk increased in 2011, resulting in rating downgrades for a number of countries, including several eurozone members. This resulted in an impairment loss recognised by RBSH Group in 2011 in respect of available-for-sale Greek government bonds. In response RBSG Group further strengthened its country risk appetite setting and risk management systems during the year and brought a number of advanced countries under limit control. This contributed to a reduction in exposure to a range of countries.

Business review continued	Business Review
Risk and balance sheet management

Risk and balance sheet management
Risk coverage continued
Risk type	Definition	Features	How RBSH Group manages risk and the progress in 2011
Market risk	The risk arising from changes in interest rates, foreign currency, credit spreads, equity prices and risk related factors such as market volatilities.	Frequent small losses which are material in aggregate. Infrequent large material losses due to stress events.
A comprehensive structure is in place aimed at ensuring RBSH Group does not exceed its qualitative and quantitative tolerance for market risk.

RBSG Group’s market risk policy statements set out its qualitative tolerance for market risk. They define the governance, responsibilities and requirements for the identification, measurement, analysis, management and communication of the market risk arising from RBSH Group’s trading and non-trading investment activities.

The RBSG Group Market Risk limit framework expresses the RBSG Group’s quantitative tolerance for market risk. The RBSG Group limit metrics capture, in broad terms, the full range of market risk exposures, ensuring the risk is appropriately defined and communicated.

Operational risk	The risk of loss resulting from inadequate or failed processes, people, systems or from external events.	Frequent small losses. Infrequent material losses.
The objective of operational risk management is to manage it to an acceptable level. Processes to achieve this objective take into account the cost of minimising the risk against the resultant reduction in exposure.

During 2011, RBSG Group took steps to enhance its management of operational risks. This is particularly evident in respect of setting risk appetite, the RBSG Group Policy Framework, risk assessment, scenario analysis and statistical modeling for capital requirements.

The level of operational risk remains high due to the scale of structural change occurring across RBSH Group, the pace of regulatory change, the economic downturn and other external threats, such as e-crime.

Compliance risk	The risk arising from non-compliance with national and international laws, rules and regulations.	Adverse impacts on strategy, capital structure, business models and operational effectiveness. Financial cost of adapting to changes in laws, rules or regulations or of penalties for non-compliance.
Management of compliance risk entails early identification and effective management of changes in legislative, regulatory and other requirements that may affect RBSH Group.

It also requires active engagement with regulators, close analysis of emerging regulatory themes, and interaction with rule-makers and legislators.

Within the GPF, compliance risk policies define minimum standards to which all businesses must adhere. GPF policies are supplemented, where appropriate, by divisional policies to meet local product or market requirements.

During 2011, RBSH Group managed the increased levels of scrutiny and legislation by enlarging the capacity of its compliance, anti-money laundering and regulatory affairs teams and taking steps to improve operating models, tools, systems and processes.

Business review continued	Business Review
Risk and balance sheet management

Risk and balance sheet management
Risk coverage continued
Risk type	Definition	Features	How RBSH Group manages risk and the progress in 2011
Reputational risk	The risk of brand damage arising from financial and non-financial losses due to failure to meet stakeholders’ expectations of RBSG Group’s performance and behaviour.
Potential to put the entire business at risk. Otherwise, could lead to negative publicity, loss of revenue, costly litigation or a decline in customer base.

Can arise from actions taken by RBSG Group or a failure to take action.

The RBSG Group Sustainability Committee (GSC) and risk committees continue to assess reputational risk issues. In 2011, an RBSG Group Environmental, Social and Ethical (ESE) Risk Policy was developed with sector ESE risk appetite positions drawn up to assess RBSG Group’s appetite to support customers in sensitive sectors including defence and oil and gas. This also included the establishment of divisional reputational risk committees.

Stakeholder engagement was broadened with the implementation of formal sessions between the GSC and relevant advocacy groups and non-governmental organisations.

Business risk	The risk of lower-than-expected revenues and/or higher-than-expected operating costs.	Influenced by many factors such as pricing, sales volume, input costs, regulations and market and economic conditions.	Forecasts of revenues and costs are tested against a range of stress scenarios to identify key risk drivers and the appropriate actions to address and manage them.
Pension risk	The risk that RBSH Group may have to make additional contributions to its defined benefit pension schemes.	Funding position can be volatile due to the uncertainty of future investment returns and the projected value of schemes’ liabilities.
RBSH Group manages pension risk from a sponsor perspective using a framework that encompasses risk reporting and monitoring, stress testing, modeling and an associated governance structure that helps ensure RBSH Group is able to fulfill its obligation to support the defined benefit pension schemes to which it has exposure.

In 2011, RBSH Group focused on improved stress testing and risk governance mechanisms. The schemes are invested in diversified portfolios of equities, government and corporate fixed-interest and index-linked bonds, and other assets including property. Interest and inflation risks are mitigated partially by investment in suitable physical assets and appropriate derivative contracts.

Each of these risk types maps into RBSH Group’s risk appetite framework and contributes to the overall achievement of its strategic objectives with underlying frameworks and limits. The key frameworks and developments over the past year are described in the relevant sections of the following pages.

Business review continued	Business Review
Risk and balance sheet management

Balance sheet management
Two of RBSG Group’s four key strategic risk objectives relate to the maintenance of capital adequacy and ensuring stable and efficient access to funding and liquidity. This section on balance sheet management explains how RBSH Group is performing on achieving these objectives.

Capital management
RBSH Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements as capital adequacy and risk management are closely aligned. RBSH Group operates within the agreed risk appetite whilst optimising the use of shareholders’ funds to deliver sustainable returns.

The appropriate level of capital is determined based on the dual aims of: (i) meeting minimum regulatory capital requirements; and (ii) ensuring RBSH Group maintains sufficient capital to uphold investor and rating agency confidence in the organisation, thereby supporting the business franchise and funding capacity.

Governance
RBSH Group Asset and Liability Management Committee (ALCO) is responsible for ensuring RBSH Group maintains adequate capital at all times. The newly established RBSG Group Capital and Stress Testing Committee (CAST) is a cross-functional body driving and directing integrated risk capital activities including stress testing economic capital and capital allocation. These activities have linkages to capital planning, risk appetite and regulatory change. CAST reports through ALCO and comprises senior representatives from RBSH Group Risk, RBSH Group Finance and RBSH Group Treasury.

Determining appropriate capital
The minimum regulatory capital requirements are identified by RBSH Group through the Internal Capital Adequacy Assessment Process and then agreed between Managing Board and the appropriate supervisory authority.

RBSH Group’s own determination of how much capital is sufficient is derived from the desired credit rating level, risk appetite and the application of both internally and externally defined stress tests that identify potential changes in capital ratios over time.

Monitoring and maintenance
Based on these determinations, which are continually reassessed, RBSH Group aims to maintain capital adequacy.

RBSH Group operates a rigorous capital planning process aimed at ensuring the capital position is controlled within the agreed parameters. This incorporates regular re-forecasts of the capital position of RBSH Group. In the event that the projected position deteriorates beyond acceptable levels, RBSH Group would revise business plans accordingly.

Stress testing approaches are used to continually determine the level of capital required to ensure RBSH Group remains adequately capitalised (see page 29).

Capital allocation
Capital resources are allocated to RBSH Group’s businesses based on key performance parameters agreed by the Managing Board in the annual strategic planning process. Principal among these is a profitability metric, which assesses the effective use of the capital allocated to the business. Projected and actual return on equity is assessed against the target returns set by the Managing Board. The allocations also reflect strategic priorities and balance sheet and funding metrics.

Economic profit is also planned and measured for each division during the annual planning process. It is calculated by deducting the cost of equity utilised in the particular business from its operating profit and measures the value added over and above the cost of equity.

RBSH Group aims to deliver sustainable returns across the portfolio of businesses with projected business returns stressed to test key vulnerabilities.

RBSH Group has regard to the supervisory requirements of De Nederlandsche Bank (DNB). The DNB uses the capital ratio as a measure of capital adequacy in the Netherlands banking sector, comparing a bank’s capital resources with its risk-weighted assets (RWAs) (the assets and off-balance sheet exposures are weighted to reflect the inherent credit and other risks); by international agreement, the Total Capital Ratio should be not less than 8% with a Tier 1 Capital Ratio of not less than 4%.

Business review continued	Business Review
Risk and balance sheet management

Balance sheet management continued
Capital management continued
Capital adequacy
RBSH Group’s RWAs and capital ratios are set out below.

	2011 €m	2010 €m	2009 (2) €m
Risk-weighted assets
Credit risk	50,195	64,200	115,953
Market risk (1)	5,353	1,272	1,582
Operational risk	3,163	4,324	-
	58,711	69,796	117,535

Capital ratios	%	%	%
Core Tier 1	8.4	8.7	16.9
Tier 1	12.0	11.0	19.9
Total	17.5	15.8	25.5

Notes:
(1)	Market risk RWAs were largely impacted by the new CRD III rules.
(2)	The data for 2009 is on a Basel I basis.

With effect from 30 June 2010, RBSH Group migrated to Basel II status. For the majority of credit risk, RBSH Group uses the advanced internal ratings based approach for calculating RWAs. For operational risk, RBSH Group uses the standardised approach, which calculates operational RWAs based on gross income.

The risk-weighted assets for 2011 reduced due to changes in the structure of the balance sheet following reductions in Non-Core and the UK Transfers. The risk-weighted assets and capital ratios published for 2009 were calculated on a Basel I basis and reflect the inclusion of the Dutch State and Santander acquired businesses existing in the period prior to the legal separation of ABN AMRO Bank on 1 April 2010.

RBSH Group is consolidated for regulatory reporting within RBSG Group. Pillar 3 information for RBSH Group is included within RBSG Group Pillar 3 disclosures. RBSG Group publishes its Pillar 3 Disclosures on its website, providing a range of additional information relating to Basel II and risk and capital management across RBSG Group. The disclosures focus on capital resources and adequacy and discuss a range of credit risk measures and management methods (such as credit risk mitigation, counterparty credit risk and provisions) and their associated RWAs under various Basel II approaches. Detailed disclosures are also made on equity exposures, securitisations, operational risk, market risk and interest rate risk in the banking book.

Business review continued	Business Review
Risk and balance sheet management

Balance sheet management continued
Capital management continued
RBSH Group's regulatory capital resources were as follow:

	2011 €m	2010 €m	2009 €m
Composition of regulatory capital
Tier 1
Controlling interests	3,318	4,948	18,880
Non-controlling interests	21	24	36
Adjustment for:
– Goodwill and other intangible assets	(10)	(25)	(103)
– Unrealised losses on available-for-sale debt securities	3,066	2,530	1,059
– Unrealised gains on available-for-sale equities	(148)	(112)	(219)
– Other regulatory adjustments	(1,298)	(1,265)	192
Core Tier 1	4,949	6,100	19,845
Preference shares	2,511	2,421	5,014
Less deductions from Tier 1 capital	(427)	(838)	(1,485)
Total Tier 1	7,033	7,683	23,374

Tier 2
Unrealised gains on available-for-sale equities	148	112	219
Perpetual subordinated debt	3,699	4,105	7,841
Less deductions from Tier 2 capital	(591)	(838)	(1,485)
Total Tier 2	3,256	3,379	6,575

Tier 3	-	-	-

Total regulatory capital	10,289	11,062	29,949

2011 €m
Movement in Core Tier 1 capital
As at 1 January 2011	6,100
Regulatory adjustment: fair value changes in own credit spreads	(47)
Foreign currency reserves	(477)
Loss of non-controlling interest and reduction in goodwill	12
Result current year	(656)
Other	17
As at 31 December 2011	4,949

Business review continued	Business Review
Risk and balance sheet management

Balance sheet management continued
Capital management continued
Regulatory developments
Basel III
The rules used by the Basel Committee on Banking Supervision (BCBS), commonly referred to as Basel III, are a comprehensive set of reforms designed to strengthen the regulation, supervision, risk and liquidity management of the banking sector. In the EU they will be enacted through a revised Capital Requirements Directive referred to as CRD IV.

In December 2010, the BCBS issued the final text of the Basel III rules providing details of the global standards agreed by the Group of Governors and Heads of Supervision, the oversight body of the BCBS and endorsed by the G20 leaders at their November 2010 Seoul summit. There are transition arrangements proposed for implementing these new standards are as follows:

•	National implementation of increased capital requirements will begin on 1 January 2013;

•	There will be a phased five-year implementation of new deductions and regulatory adjustments to common equity Tier 1 capital commencing 1 January 2014;

•	The de-recognition of non-qualifying non-common Tier 1 and Tier 2 capital instruments will be phased in over 10 years from 1 January 2013; and

•
Requirements for changes to minimum capital ratios, including conservation and countercyclical buffers, as well as additional requirements for Global Systemically Important Banks, will be phased in from 2013 to 2019.

Other regulatory capital change
RBSH Group is managing the changes to capital requirements from new regulation and model changes and the resulting impact on the common equity Tier 1 ratio, focusing on risk reduction and deleveraging. This is principally being achieved through the Proposed Transfers, the continued run-down and disposal of Non-Core assets and deleveraging in GBM where the business will focus on the most productive returns on capital.

The major categories of new deductions and regulatory adjustments which are being phased in over a five year period from 1 January 2014 include:

•	Expected loss net of provisions;

•	Deferred tax assets not relating to timing differences;

•	Unrealised losses on available-for-sale securities; and

•	Significant investments in non-consolidated financial institutions.

The net impact of these changes is expected to be manageable as the aggregation of these drivers is projected to be lower by 2014 and declining during the phase-in period.

Business review continued	Business Review
Risk and balance sheet management

Balance sheet management: Liquidity and funding risk
Liquidity risk
Liquidity risk is the risk that RBSH Group is unable to meet its obligations, including financing maturities as they fall due. Liquidity risk is heavily influenced by the maturity profile and mix of RBSH Group’s funding base, as well as the quality and liquidity value of its liquidity portfolio.

Liquidity risk is dynamic, being influenced by movements in markets and perceptions that are driven by firm specific or external factors. Managing liquidity risk effectively is a key component of RBSH Group’s risk reduction strategy.

Funding issuance
RBSH Group has access to a variety of funding sources across the globe, including short-term money markets, repurchase agreement markets and term debt investors through its secured and unsecured funding programmes. Diversity in funding is provided by its active role in the money markets, along with access to global capital flows through GBM’s international client base. RBSH Group’s wholesale funding is well diversified by currency, geography, maturity and type.

Balance sheet composition
RBSH Group's balance sheet composition is a function of the product offerings and markets served by its Core divisions. The structural composition of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise liquidity transformation in normal business environments while ensuring adequate coverage of all cash requirements under extreme stress conditions.

RBSH Group accesses professional markets funding by way of debt issuances on an unsecured and secured basis in numerous geographies, currencies and maturities.

Stress testing
The strength of a bank’s liquidity risk management can only be evaluated based on its ability to survive under stress. RBSH Group evaluates the survivability of the major legal entities and legal entity groups when subjected to simulated stress conditions.

Simulated liquidity stress testing is periodically performed for each business. A variety of firm-specific and market-related scenarios are used at the consolidated level and in individual countries. These scenarios include assumptions about significant changes in key funding sources, credit ratings, contingent uses of funding, and political and economic conditions in certain countries.

RBSH Group’s actual experiences from the 2008 and 2009 period, factor heavily into the liquidity analysis. This systemic and name-specific crisis provides important data points in estimating stress severity.

Stress scenarios are applied to both on-balance sheet and off-balance sheet commitments, to provide a comprehensive view of potential cash flows.

Contingency planning
RBSH Group has a Contingency Funding Plan (CFP) which is maintained and updated as the balance sheet evolves. The CFP is linked to stress test results and forms the foundation for liquidity risk limits. Limits in the business-as-usual environment are bounded by capacity to satisfy RBSH Group's liquidity needs in the stress environments. The RBSH Group’s CFP is fully integrated with the CFP of RBSG Group.

Liquidity reserves
RBSH Group maintains liquidity reserves sufficient to satisfy cash requirements in the event of a severe disruption in its access to funding sources. The reserves consist of cash held on deposit at central banks, high quality unencumbered government securities and other unencumbered collateral. Government securities vary by type and jurisdiction based on local regulatory considerations. The currency mix of the reserves reflects the underlying balance sheet composition.

Regulatory oversight
RBSH Group operates in multiple jurisdictions and is subject to a number of regulatory regimes. RBSH Group's lead regulator in the Netherlands is De Nederlandsche Bank (DNB). RBSH Group is a subsidiary of the RBSG Group whose lead regulator in the UK is the Financial Services Authority (FSA).

Regulatory developments
There have been a number of significant developments in the regulation of liquidity risk.

In December 2010, the Basel Committee on Banking Supervision (BCBS) issued the 'International framework for liquidity risk measurement, standards and monitoring' which confirmed the introduction of two liquidity ratios, the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR).

The introduction of both of these ratios will be subject to an observation period, which includes review clauses to identify and address any unintended consequences.

After an observation period beginning in 2011, the LCR, including any revisions, will be introduced on 1 January 2015. The NSFR, including any revisions, will move to a minimum standard by 1 January 2018.

Business review continued	Business Review
Risk and balance sheet management

Balance sheet management: Liquidity and funding risk continued
Funding sources
The table below shows RBSH Group's primary funding sources, excluding repurchase agreements.

	2011		2010		2009
	€m	%	€m	%	€m	%
Deposits by banks	29,988	32.1	27,178	19.8	40,728	11.6

Debt securities in issue
- Commercial paper	1,563	1.7	5,843	4.3	19,368	5.5
- Certificates of deposit	2,326	2.5	2,882	2.1	1,811	0.5
- Medium term notes and other bonds	13,521	14.5	44,369	32.3	74,330	21.3
- Securitisations	304	0.3	317	0.2	782	0.2
	17,714	19.0	53,411	38.9	96,291	27.5

Subordinated liabilities	6,859	7.3	6,894	5.0	14,666	4.2
Total wholesale funding	54,561	58.4	87,483	63.7	151,685	43.3

Customer deposits	38,842	41.6	49,886	36.3	198,388	56.7

Total funding	93,403	100.0	137,369	100.0	350,073	100.0

The tables below show RBSH Group's debt securities in issue and subordinated liabilities by remaining maturity.

	Debt securities in issue
2011	Commercial paper and certificates of deposit €m	MTNs €m	Securitisations €m	Total €m	Subordinated liabilities €m	Total €m	%
Less than one year	3,887	1,711	-	5,598	61	5,659	23.0
1-3 years	-	4,353	-	4,353	56	4,409	18.0
3-5 years	2	4,233	-	4,235	2,672	6,907	28.1
More than 5 years	-	3,168	360	3,528	4,070	7,598	30.9
	3,889	13,465	360	17,714	6,859	24,573	100.0
2010
Less than one year	8,721	5,741	-	14,462	4	14,466	24.0
1-3 years	2	10,560	-	10,562	-	10,562	17.5
3-5 years	2	11,141	-	11,143	2,592	13,735	22.8
More than 5 years	-	16,876	368	17,244	4,298	21,542	35.7
	8,725	44,318	368	53,411	6,894	60,305	100.0

2009
Less than one year	20,139	19,620	-	39,759	857	40,616	36.6
1-5 years	776	25,985	-	26,761	9	26,770	24.1
More than 5 years	264	28,725	782	29,771	13,800	43,571	39.3
	21,179	74,330	782	96,291	14,666	110,957	100.0

Key point
•	The reduction of medium term notes is related to the UK Transfers of Equities and Structured Retail business that was completed in the last quarter of 2011.

Business review continued	Business Review
Risk and balance sheet management

Balance sheet management: Liquidity and funding risk continued
Short-term borrowings
The table below shows details of RBSH Group's short-term borrowings.
Short-term borrowings comprise repurchase agreements, commercial paper and certificates of deposit.

	Repurchase agreements	Commercial paper	Certificates of deposit	Total 2011	Total 2010	Total 2009
At year end
- balance (€bn)	17	2	2	21	21	27
- weighted average interest rate	0.7%	0.9%	1.5%	0.8%	0.6%	1.7%

During the year
- maximum balance (€bn)	35	3	8	46	44	66
- average balance (€bn)	11	2	5	18	28	40
- weighted average interest rate	0.7%	0.8%	1.2%	0.9%	0.6%	1.8%

Balances are generally based on monthly data. Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at year end are average rates for a single day and as such may reflect one-day market distortions, which may not be indicative of generally prevailing rates.

Liquidity management
Liquidity risk management requires ongoing assessment and calibration of: how the various sources of RBSH Group’s liquidity risk interact with each other; market dynamics; and regulatory developments to determine the overall size of RBSH Group’s liquid asset buffer. In addition to the size determination, the composition of the buffer is also important. The composition is reviewed on a continuous basis in order to ensure that RBSH Group holds an appropriate portfolio of high quality assets that can provide a cushion against market disruption and dislocation, even in the most extreme stress circumstances.

Liquidity portfolio
The table below shows the composition of RBSH Group's liquidity portfolio (at estimated liquidity value). All assets within the liquidity portfolio are unencumbered.
	2011
	Average €m	Period end €m	2010 €m
Cash and cash equivalents	10,132	14,346	8,323

Central and local government bonds
- AAA rated governments and US agencies	4,367	-	4,949
- AA- to AA+ rated governments	1,594	-	1,554
- governments rated below AA	1,059	1,142	1,193
- local government	5,469	5,143	6,576
	12,489	6,285	14,272

Unencumbered collateral
- AAA rated	4,704	3,907	7,759
- below AAA rated and other high quality assets	2,780	3,536	3,680
	7,484	7,443	11,439
Total liquidity portfolio	30,105	28,074	34,034

Key points
•	RBSH Group's central liquidity reserves reduced by €6 billion to €28 billion as at year end.

•
RBSH Group manages the composition of its liquidity reserves based on a number of considerations. These include market opportunities, internal and external liquidity metrics and potential near term cash requirements. In response to the challenging economic conditions, RBSH Group has altered the composition of the portfolio resulting in a higher proportion of cash and cash equivalents, 51% at December 2011 compared with 24% at December 2010.

•	The composition of the liquidity portfolio will vary over time based on changing regulatory requirements and internal evaluation of liquidity needs under stress.

•	There are no restrictions over the disposition of the portfolio by RBSG Group management subject to meeting liquidity requirements imposed by the DNB.

Business review continued	Business Review
Risk and balance sheet management

Balance sheet management: Liquidity and funding risk continued
Assets and liabilities by contractual cash flow maturity
The tables below shows the contractual undiscounted cash flows receivable and payable, up to a period of twenty years, including future receipts and payments of interest of on-balance sheet assets by contractual maturity. The balances in the table below do not agree directly with the consolidated balance sheet as the table includes all cash flows relating to principal and future coupon payments, presented on an undiscounted basis.

	0 - 3 months €m	3 - 12 months €m	1 - 3 years €m	3 - 5 years €m	5 - 10 years €m	10 - 20 years €m
2011
Assets by contractual maturity
Cash and balances at central banks	12,607	2	-	-	-	-
Loans and advances to banks	24,095	-	533	1,306	309	580
Debt securities	5,108	3,794	7,808	5,745	11,619	2,731
Settlement balances	2,595	10	-	-	-	-
Other financial assets	-	-	-	-	-	-
Total maturing assets (a)	44,405	3,806	8,341	7,051	11,928	3,311
Loans and advances to customers	11,539	5,657	5,822	3,902	2,986	1,349
Derivatives held for hedging (1)	37	54	206	116	19	12
	55,981	9,517	14,369	11,069	14,933	4,672

Liabilities by contractual maturity
Deposits by banks	43,741	1,067	694	860	204	25
Debt securities in issue	3,737	2,104	4,855	4,444	2,734	1,344
Subordinated liabilities	54	177	256	2,981	1,514	1,006
Settlement balances and other liabilities	3,209	16	14	70	99	1
Total maturing liabilities (b)	50,741	3,364	5,819	8,355	4,551	2,376
Customer accounts	36,929	843	595	524	691	30
Derivatives held for hedging (1)	197	309	948	517	390	202
	87,867	4,516	7,362	9,396	5,632	2,608

Maturity gap (a – b)	(6,336)	442	2,522	(1,304)	7,377	935
Cumulative maturity gap	(6,336)	(5,894)	(3,372)	(4,676)	2,701	3,636

Business review continued	Business Review
Risk and balance sheet management

Balance sheet management: Liquidity and funding risk continued
Assets and liabilities by contractual cash flow maturity continued

	0 - 3 months €m	3 - 12 months €m	1 - 3 years €m	3 - 5 years €m	5 - 10 years €m	10 - 20 years €m
2010
Assets by contractual maturity
Cash and balances at central banks	8,294	-	-	-	-	29
Loans and advances to banks	24,290	1,056	716	164	470	10
Debt securities	7,257	4,674	12,255	12,352	10,485	6,811
Settlement balances	3,573	-	-	-	-	-
Other financial assets	-	-	235	402	-	-
Total maturing assets	43,414	5,730	13,206	12,918	10,955	6,850
Loans and advances to customers	19,329	5,925	10,687	6,063	4,161	1,634
Derivatives held for hedging (1)	45	65	303	139	129	69
	62,788	11,720	24,196	19,120	15,245	8,553

Liabilities by contractual maturity
Deposits by banks	27,450	1,659	899	706	812	245
Debt securities in issue	8,239	6,590	12,757	11,412	12,628	3,048
Subordinated liabilities	88	324	504	3,507	1,465	1,162
Settlement balances and other liabilities	4,287	65	139	266	436	-
Total maturing liabilities	40,064	8,638	14,299	15,891	15,341	4,455
Customer accounts	46,612	1,484	1,199	1,263	2,672	1,948
Derivatives held for hedging (1)	323	449	1,373	627	459	260
	86,999	10,571	16,871	17,781	18,472	6,663

Maturity gap	3,350	(2,908)	(1,093)	(2,973)	(4,386)	2,395
Cumulative maturity gap	3,350	442	(651)	(3,624)	(8,010)	(5,615)

Business review continued	Business Review
Risk and balance sheet management

Balance sheet management: Liquidity and funding risk continued
Assets and liabilities by contractual cash flow maturity continued

	0 - 3 months €m	3 - 12 months €m	1 - 3 years €m	3 - 5 years €m	5 - 10 years €m	10 - 20 years €m
2009
Assets by contractual maturity
Cash and balances at central banks	28,400	-	-	-	-	24
Loans and advances to banks	34,253	614	901	927	1,063	187
Debt securities	14,299	9,182	12,257	13,069	27,234	7,195
Settlement balances	3,397	-	-	-	-	-
Other financial assets	-	166	194	204	-	-
Total maturing assets	80,349	9,962	13,352	14,200	28,297	7,406
Loans and advances to customers	58,564	9,662	19,335	20,938	28,021	35,599
Derivatives held for hedging (1)	345	345	1,487	1,487	511	-
	139,258	19,969	34,174	36,625	56,829	43,005

Liabilities by contractual maturity
Deposits by banks	31,531	9,789	1,535	1,615	1,003	90
Debt securities in issue	20,634	20,085	14,132	15,019	30,312	1,967
Subordinated liabilities	122	847	23	24	9,310	192
Settlement balances and other liabilities	7,569	-	-	-	-	-
Total maturing liabilities	59,856	30,721	15,690	16,658	40,625	2,249
Customer accounts	183,244	6,548	2,109	2,206	4,125	3,030
Derivatives held for hedging (1)	482	482	1,777	1,778	3,684	-
	243,582	37,751	19,576	20,642	48,434	5,279

Maturity gap	20,493	(20,759)	(2,338)	(2,458)	(12,328)	5,157
Cumulative maturity gap	20,493	(266)	(2,604)	(5,062)	(17,390)	(12,233)

Guarantees and commitments	2011 €m	2010 €m	2009 €m
Guarantees (2)	19,901	24,458	33,568
Commitments (3)	22,378	37,995	51,520
	42,279	62,453	85,088
Notes:
(1)
Held -for-trading derivative assets and liabilities amounting to €18.7 billion (assets) and €17.6 billion (liabilities) (2010 - €27.6 billion assets and €32.8 billion liabilities; 2009 - €56.3 billion assets and €59.1 billion liabilities) have been excluded from the table in view of their short-term nature.

(2)	RBSH Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. RBSH Group expects most guarantees it provides to expire unused.
(3)
RBSH Group has given commitments to provide funds to customers under undrawn formal facilities, credit lines and other commitments to lend subject to certain conditions being met by the counterparty. RBSH Group does not expect all facilities to be drawn, and some may lapse before drawdown.

The tables above have been prepared on the following basis:

The contractual maturity of on-balance sheet assets and liabilities above highlights the maturity transformation which underpins the role of banks to lend long-term, but to fund themselves predominantly by short-term liabilities such as customer deposits. In practice, the behavioural profiles of many assets and liabilities exhibit greater stability and longer maturity than the contractual maturity.

Financial assets have been reflected in the time band of the latest date on which they could be repaid, unless earlier repayment can be demanded by RBSH Group. Financial liabilities are included at the earliest date on which the counterparty can require repayment, regardless of whether or not such early repayment results in a penalty. If the repayment of a financial instrument is triggered by, or is subject to, specific criteria such as market price hurdles being reached, the asset is included in the time band that contains the latest date on which it can be repaid regardless of early repayment. The liability is included in the time band that contains the earliest possible date on which the conditions could be fulfilled, without considering the probability of the conditions being met.

For example, if a structured note is automatically prepaid when an equity index exceeds a certain level, the cash outflow will be included in the less than three months period, whatever the level of the index at the year end. The settlement date of debt securities in issue, issued by certain securitisation vehicles consolidated by RBSH Group, depends on when cash flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash outflow relating to securities assumes that each asset will be prepaid at the earliest possible date. As the repayments of assets and liabilities are linked, the repayment of assets in securitisations is shown on the earliest date that the asset can be prepaid, as this is the basis used for liabilities.

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

RBSH Group provides financial products to satisfy a variety of customer requirements. Loans and deposits are designed to meet customer objectives with regard to repricing frequency, tenor, index, prepayment, optionality and other features. When aggregated, they form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market rates. However, mismatches in these sensitivities give rise to interest rate risk as the level of interest rates rise and fall.

RBSH Group assesses interest rate risk in the banking book (IRRBB) using a set of standards to define, measure and report the market risk.

It is RBSH Group's policy to minimise interest rate sensitivity in banking book portfolios and where interest rate risk is retained to ensure that appropriate measures and limits are applied. Key measures used to evaluate IRRBB are subjected to approval granted by the RBSH Group Asset and Liability Committee (ALCO.) Limits on IRRBB are set according to the Non-Trading Interest Rate and Foreign Currency Risk Policy Statement and are subject to RBSH Group ALCO approval.

IRRBB is measured using a version of the same Value at Risk (VaR) methodology that is used by RBSG Group, that is, on the basis of historical simulation using two years of unweighted data. The holding period is one day and the confidence level 99%.

RBSH Group is required to manage IRRBB through transactions with RBS plc to the greatest extent possible.

Group Treasury aggregates exposures arising from its own external activities and positions transferred to it from the Regional Treasuries. Where appropriate, Group Treasury nets offsetting risk exposures to determine a residual exposure to interest rate movements. Hedging transactions using cash and derivative instruments are executed to manage the net positions according to the Non-Trading Interest Rate and Foreign Currency Risk Policy Statement and to maintain them within the RBSH Group ALCO approved VaR limits.

Residual risk positions are routinely reported to RBSH Group ALCO, RBSH Group Managing and Supervisory Board and RBSH Group RCC.

IRRBB one-day VaR at 99% confidence level for RBSH Group's retail and commercial banking activities was as follows. The figures exclude the banking books of Short Term Markets and Finance (STMF) which are reported within the Market Risk section.

	Average €m	Period end €m	Maximum €m	Minimum €m

2011	10.0	8.3	15.2	7.4
2010	30.1	16.2	69.9	16.2
2009	50.4	39.0	75.2	32.5

Key points
•
During 2011, the Greek bonds held in the RBSH Group Liquidity Portfolio were impaired and the related interest rate swaps hedging them unwound, as they were no longer in an effective hedge accounting relationship.

•	VaR reduced in 2010 following the legal separation of the Dutch State acquired businesses.

Business review continued	Business Review
Risk and balance sheet management

Balance sheet management: Structural foreign currency exposures

Structural foreign exchange exposures represent net investment in subsidiaries, associates and branches, the functional currencies of which are currencies other than euro. RBSH Group hedges structural foreign currency exposures only in limited circumstances. RBSH Group’s objective is to ensure, where practical, that its consolidated capital ratios are largely protected from the effect of changes in exchange rates.

RBSH Group seeks to limit the sensitivity to its Core Tier 1 ratio to 15 basis points in a 10% rate shock scenario. Throughout 2011, RBSH Group has met this target.

The structural foreign currency position is monitored on an ongoing basis and, if necessary, hedges are adjusted accordingly in order to ensure compliance with the Non Trading Interest Rate and Foreign Currency Risk Policy Statement and with the RBSH Group ALCO approved limits. RBSH Group’s structural foreign currency position is reviewed by RBSH Group ALCO regularly.

The tables below set out RBSH Group structural foreign currency exposures.

	Net investments in foreign operations (1) €m	Net investment hedges €m	Structural foreign currency exposures €m
2011
US dollar	1,334	(1,129)	205
Pound sterling	721	(715)	6
Other non-euro	3,749	(2,310)	1,439
	5,804	(4,154)	1,650

2010
US dollar	1,271	(730)	541
Pound sterling	1,358	(1,238)	120
Other non-euro	3,779	(2,298)	1,481
	6,408	(4,266)	2,142

2009
US dollar	768	(543)	225
Pound sterling	(873)	(72)	(945)
Other non-euro	4,064	(2,876)	1,188
	3,959	(3,491)	468

Notes:
(1)	Includes minority participations.

Key points
•	The GBP denominated net investments in foreign operations decreased during 2011 as a result of the transfer of eligible business carried out in the UK during 2011 as part of the UK Transfers.

Sensitivity of equity to exchange rates
Changes in foreign currency exchange rates will affect equity in proportion to the structural foreign currency exposure.

The table shows the sensitivity of RBSH Group's equity capital to a 10% appreciation and 10% depreciation in the euro against all foreign currencies.

2011 (1)		2010 (1)		2009
Euro appreciates 10% €m	Euro depreciates 10% €m	Euro appreciates 10% €m	Euro depreciates 10% €m	Euro appreciates 10% €m	Euro depreciates 10% €m
(162)	165	(367)	435	(259)	259

Notes:
(1)	The basis used to calculate the sensitivity to a percentage change in the euro against all foreign currencies was revised in line with RBSG Group methodology.

Business review continued	Business Review
Risk and balance sheet management

Risk management
Introduction
Risk management is conducted on an overall basis within RBSG Group. Therefore the discussion on pages 47 to 91 refer principally to policies and procedures in the RBSG Group that also apply to RBSH Group. This section focuses on each of the key types of risk that RBSH Group faces - explaining how RBSH Group manages these risks and highlighting the enhancements made as a result of progress under RBSH Group’s ongoing initiatives to strengthen its approach to risk management.

Credit risk
Credit risk is the risk of financial loss due to the failure of a customer to meet its obligation to settle outstanding amounts. The quantum and nature of credit risk assumed across RBSG Group's different businesses vary considerably, while the overall credit risk outcome usually exhibits a high degree of correlation with the macroeconomic environment.

Organisation
The existence of a strong credit risk management function is vital to support the ongoing profitability of RBSG Group. The potential for loss through economic cycles is mitigated through the embedding of a robust credit risk culture within the business units and through a focus on the importance of sustainable lending practices. The role of the credit risk management function is to own the credit approval, concentration and credit risk control frameworks and to act as the ultimate authority for the approval of credit. This, together with strong independent oversight and challenge, enables the business to maintain a sound lending environment within risk appetite.

Responsibility for development of RBSG Group-wide policies, credit risk frameworks, RBSG Group-wide portfolio management and assessment of provision adequacy sits within the RBSG Group Credit Risk (GCR) function under the management of the RBSG Group Chief Credit Officer. Execution of these policies and frameworks is the responsibility of the risk management functions, located within the RBSG Group’s business divisions. These divisional credit risk functions work together with GCR to ensure that RBSG Groups Board’s expressed risk appetite is met, within a clearly defined and managed control environment. The credit risk function within each division is managed by a Chief Credit Officer, who reports jointly to a divisional Chief Risk Officer and to the RBSG Group Chief Credit Officer. Divisional activities within credit risk include credit approval, transaction and portfolio analysis, early problem recognition and ongoing credit risk stewardship. GCR is additionally responsible for verifying compliance by RBSH Group with all RBSG Group credit policies.

Risk appetite
RBSH Group's credit concentration risk is managed and controlled through a series of frameworks designed to limit concentration by product/asset class, sector, counterparty or country. These are supported by a suite of RBSG Group-wide and divisional policies setting out the risk parameters within which business units may operate. Information on RBSH Group’s credit portfolios is reported to the RGSH Group Managing Board via the RBSH Group Risk and Control Committee on a regular basis.

In the two years since the new concentration framework was rolled out across the RBSG Group, the RBSG Group Executive Risk Forum (ERF) has reviewed all material industry and product portfolios and agreed a risk appetite commensurate with the franchises represented in these reviews. The product/asset class, single name, sector and country limits are now firmly embedded in the risk management processes of RBSH Group’s risk appetite framework, which is regularly reviewed to ensure limits and measurement triggers remain adequate for monitoring purposes.

Product/asset class concentration framework
•
Retail - a formal framework establishes RBSG Group-level statements and thresholds that are cascaded through all retail franchises in RBSG Group and to granular business lines. These include measures that relate both to aggregate portfolios and to asset quality at origination, which are tracked frequently to ensure consistency with RBSG Group standards and appetite. This appetite setting and tracking then inform the processes and parameters employed in origination activities, which require a large volume of small-scale credit decisions, particularly those involving an application for a new product or a change in facilities on an existing product. The majority of these decisions are based upon automated strategies utilising credit and behaviour scoring techniques. Scores and strategies are typically segmented by product, brand and other significant drivers of credit risk. These data driven strategies utilise a wide range of credit information relating to a customer, including where appropriate, information across customer holdings. A small number of credit decisions are subject to additional manual underwriting by authorised approvers in specialist units. These include higher-value, more complex, small business and personal unsecured transactions and some residential mortgage applications.

•
Wholesale - formal policies, specialised tools and expertise, tailored monitoring and reporting and, in certain cases, specific limits and thresholds are deployed, to address certain lines of business across RBSG Group, where the nature of credit risk incurred could represent a concentration or a specific/heightened risk in some other form. Those portfolios identified as potentially representing a concentration or heightened risk are subject to formal governance, including periodic review, at either RBSG Group or at RBSH Group level, depending on materiality.

Business review continued	Business Review
Risk and balance sheet management

Risk management: Credit risk continued
Sector concentration framework
Across wholesale portfolios, exposures are assigned to, and reviewed in the context of, a defined set of industry sectors. Through this sector framework, appetite and portfolio strategies are agreed and set at aggregate and more granular levels where exposures have the potential to represent excessive concentration or where trends in both external factors and internal portfolio performance give cause for concern. Formal reviews are undertaken at RBSG Group or at RBSH Group level depending on materiality.

These may include an assessment of RBSG Group’s franchise in a particular sector, an analysis of the outlook (including downside outcomes), identification of key vulnerabilities and stress/scenario tests. Specific reporting on trends in RBSH Group’s sector risk exposure is provided to senior management and the RBSH Group Managing Board.

The impact of the eurozone crisis has been felt most significantly in the financial institutions sector, where widening credit spreads and regulatory demand for increases in Tier 1 capital have exacerbated the risk management challenges already posed by the sector’s continued weakness, as provisions and write-downs remain elevated. A material percentage of global banking activity in risk mitigation now passes through the balance sheets of the top global players, increasing the systemic risks to the sector. RBSH Group’s exposures to these banks continue to be closely managed. The increased use of central clearing houses to reduce settlement risk among the larger banks is a welcome move but one that will bring its own challenges. The weaker banks in the eurozone have also been the subject of heightened scrutiny and RBSH Group’s risk appetite for these banks was adjusted continuously throughout 2011.

Single name concentration framework
Within wholesale portfolios, much of the activity undertaken by the credit risk function is organised around the assessment, approval and management of the credit risk associated with a borrower or group of related borrowers.

A formal single name concentration framework addresses the risk of outsized exposure to a borrower or borrower group. The framework includes specific and elevated approval requirements, additional reporting and monitoring, and the requirement to develop plans to address and reduce excess exposures over an appropriate timeframe.

Credit approval authority is discharged by way of a framework of individual delegated authorities which requires at least two individuals to approve each credit decision, one from the business and one from the credit risk management function. Both parties must hold sufficient delegated authority under the RBSG Group-wide authority grid. Whilst both parties are accountable for the quality of each decision taken, the credit risk management approver holds ultimate sanctioning authority. The level of authority granted to individuals is dependent on their experience and expertise with only a small number of senior executives holding the highest authority provided under the framework. Daily monitoring of individual counterparty limits is undertaken.

At a minimum, credit relationships are reviewed and re-approved annually. The renewal process addresses: borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; and compliance with terms and conditions. For certain counterparties, early warning indicators are also in place to detect deteriorating trends of concern in limit utilisation or account performance, and to prompt additional oversight.

Since 2009, RBSH Group has been managing its corporate exposures to reduce concentrations and align its appetite for business to RBSG Group’s broader strategies for its large corporate franchises. In the last quarter of 2011, RBSG Group announced further refinements to the single name exposure management controls already in place, which brings them more closely in line with market best practice and which allows RBSG Group to differentiate more consistently, between the different risk types. These changes will be implemented during the first quarter of 2012. RBSG Group is continually reviewing its single name concentration framework to ensure that it remains appropriate for current economic conditions and in line with improvements in the RBSG Group’s risk measurement models.

Reducing the risk arising from concentrations to single names remains a key focus of management attention. Continued progress was made in 2011. The challenges posed by continued market illiquidity and the impact of negative credit migration caused by the current economic environment are expected to continue throughout 2012.

Country
For information on how RBSH Group manages credit risk by country, refer to the Country risk section on page 74.

Controls and assurance
A strong independent assurance function is an important element of a sound control environment. During 2011, RBSG Group took the decision to strengthen its credit quality assurance (CQA) activities and moved all divisional CQA resources under the centralised management of RBSG Group Credit Risk. The benefits of this action are already visible in greater consistency of standards and cross utilisation of resources. Reviews planned for 2012 will benefit from the availability of subject matter experts across all material products and classes and an improved ability to track control breaches and strengthen processes.

Work began in the second half of 2011 on a major revision of RBSG Group’s key credit policies. This will ensure that RBSG Group’s control environment is appropriately aligned to the risk appetite statements that the RBSG Board and the Managing Board has approved and provide a sound basis for RBSG Group’s independent audit and assurance activities across the credit risk function. The work is expected to be concluded by the end of the second quarter of 2012.

The RBSG Group Credit Risk function launched an assurance process to provide the RBSG Group Chief Credit Officer with additional evidence on the effectiveness of the controls in place across RBSG Group to manage risk. The results of these reviews will be provided to the RBSG Group Executive Risk Forum and to the RBSG Board Risk Committee on a regular basis in support of the self-certification that RBSG Group Credit Risk is obliged to complete under the RBSG Group Policy Framework (refer to Operational risk on pages 86-87).

Business review continued	Business Review
Risk and balance sheet management

Risk management: Credit risk continued
Problem debt management
RBSG Group’s procedures for managing problem and potential problem debts for wholesale customers are discussed below.

Wholesale customers
The controls and processes for managing wholesale problem debts are embedded within the divisions’ credit approval frameworks and form an essential part of the ongoing credit assessment of customers. Any necessary approvals will be required in accordance with the delegated authority grid governing the extension of credit.

Early problem recognition
Each division has established Early Warning Indicators (EWIs) designed to identify those performing exposures that require close attention due to financial stress of heightened operational issues. Such identification may also take place as part of the annual review cycle. EWIs vary from division to division and comprise both internal parameters (e.g., account level information) and external parameters (e.g., the share price of publicly listed customers).

Customers identified through either the EWIs or annual review are reviewed by portfolio management and/or credit officers within the division, who determine whether or not the weaknesses flagged warrant placing the customers on Watchlist (see below).

Watchlist process
There are three Watchlist ratings - amber, red and black - reflecting progressively deteriorating conditions. Watchlist Amber loans are performing loans where the counterparty or sector shows early signs of potential stress or has other characteristics such that they warrant closer monitoring. Watchlist Red loans are performing loans where indications of the borrower’s declining creditworthiness are such that the exposure requires active management, usually by the Global Restructuring Group (GRG). Watchlist Black loans comprise risk elements in lending and potential problem loans.

Once on the Watchlist process, customers come under heightened scrutiny. The relationship strategy is reassessed by a forum of experienced credit, portfolio management and remedial management professionals within the division. In accordance with RBSG Group-wide policies, a number of mandatory actions will be taken, including a review of the customer’s credit grade and facility security documentation. Other appropriate corrective action is taken when circumstances emerge that may affect the customer’s ability to service its debt. Such circumstances include deteriorating trading performance, an imminent breach of covenant, challenging macroeconomic conditions, a late payment or the expectation of a missed payment.

For all Watchlist Red cases, the division is required to consult with the GRG on whether the relationship should be transferred to the GRG (see more on the GRG below). Relationships managed by the divisions tend to be with companies operating in niche sectors such as airlines or products such as securitisation special purpose vehicles. The divisions may also manage those exposures when subject matter expertise is available in the divisions rather than within the GRG.

As at 31 December 2011, exposures to customers reported as Watchlist Red and managed within RBSH Group’s divisions totalled €1.1 billion.

Strategies that are available within divisions include granting the customer various types of concessions. Any decision to approve a concession will be a function of the division’s specific country and sector appetite, the key credit metrics of the customer, the market environment and the loan structure/security.

Other potential outcomes of the review of the relationship are to: take the customer off Watchlist and return it to the mainstream loan book; offer further lending and maintain ongoing review; transfer the relationship to the GRG for those customers requiring such stewardship; or exit the relationship altogether.

RBSG Global Restructuring Group
In cases where RBSH Group’s exposure to the customer exceeds €1million, the relationship may be transferred to the RBSG Global Restructuring Group (GRG), following consultation with the originating division. The GRG’s primary function is to actively manage the exposures to minimise loss for RBSG Group and, where feasible, return the exposure to RBSG Group’s mainstream loan book following an assessment by the GRG that no further losses are expected.

As at 31 December 2011, credit risk assets relating to exposures under GRG management (excluding those placed under GRG stewardship for operational reasons rather than concerns over credit quality and those in the AQ10 internal asset quality band) totalled €1.3 billion across property, transport and other sectors. The internal asset quality bands are defined on page 58.

Types of wholesale restructurings
A number of options are available to RBSH Group when corrective action is deemed necessary. RBSH Group may offer a temporary covenant waiver, a recalibration of covenants and/or an amendment of restrictive covenants to mitigate a potential or actual covenant breach. Such relief is usually granted in exchange for fees, increased margin, additional security, or a reduction in maturity profile of the original loan.

Business review continued	Business Review
Risk and balance sheet management

Risk management: Credit risk continued
Problem debt management continued
RBSG Global Restructuring Group continued
Restructurings comprise the following types of concessions:

•
Variation in margin - the contractual margin may be amended to bolster the customer’s day-to-day liquidity, with the aim of helping to sustain the customer’s business as a going concern. This would normally be seen as a short-term solution and is typically accompanied by RBSH Group receiving an exit payment, a payment in kind or a deferred fee.

•
Payment holidays and loan rescheduling - payment holidays or changes to the contracted amortisation profile including extensions in contracted maturity or roll-overs may be granted to improve customer liquidity. Such concessions often depend on the expectation that liquidity will recover when market conditions improve or when a capital raising is completed, providing access to alternative sources of liquidity. Recently, these types of concessions have become more common in commercial real estate transactions, particularly in situations when a shortage of market liquidity rules out immediate refinancing and makes short-term forced collateral sales unattractive.

•
Forgiveness of all or part of the outstanding debt - debt may be forgiven or exchanged for equity in cases where a fundamental shift in the customer’s business or economic environment means that other forms of restructuring strategies are unlikely to succeed in isolation and the customer is incapable of servicing current debt obligations. Debt forgiveness is often an element in leveraged finance transactions which are typically structured on the basis of projected cash flows from operational activities, rather than underlying tangible asset values. Maintaining the business as a going concern with a sustainable level of debt is the preferred option rather than realising the value of the underlying assets, provided that the underlying business model and strategy are considered viable.

The vast majority of the restructurings reported by RBSH Group take place within the GRG. Forgiveness of debt and exchange for equity is only available to customers in the GRG.

Provisioning for impaired loans
Any type of restructuring may result in the value of the outstanding debt exceeding the present value of the estimated future cash flows from the restructured loan resulting in the recognition of an impairment loss. Restructurings that include forgiveness of all or part of the outstanding debt account for the majority of such cases.

The customer’s financial position, anticipated prospects and the likely effect of the restructuring, including any concessions granted, are considered in order to establish whether an impairment provision is required.

Provisions on exposures greater than €1 million are individually assessed by the GRG. Exposures smaller than €1 million are deemed not to be individually significant and are assessed collectively by the originating divisions.

In the case of non-performing loans that are restructured, the loan impairment provision assessment (based on management’s best estimate of the incurred loss) almost invariably takes place prior to the restructuring. The quantum of the loan impairment provision may change once the terms of the restructuring are known, resulting in an additional provision charge or a release of the provision in the period the restructuring takes place.

For more information on provisions for impairment charges, refer to page 70.

Recoveries and active insolvency management
The ultimate outcome of a restructuring strategy is unknown at the time of execution. It is highly dependent on the cooperation of the borrower and the continued existence of a viable business. The following are generally considered to be options of last resort:

•
Enforcement of security or otherwise taking controls of assets - where RBSH Group holds underlying collateral or other security interest and is entitled to enforce its rights, it may take ownership or control of the assets. RBSH Group’s preferred strategy is to consider other possible options prior to exercising these rights.

•
Insolvency - where there is no suitable restructuring option or the business is no longer regarded as sustainable, insolvency will be considered. Insolvency may be the only option that ensures that the assets of the business are properly and efficiently distributed to relevant creditors.

Credit risk mitigation
RBSH Group employs a number of structures and techniques to mitigate credit risk. Netting of debtor and creditor balances is undertaken in accordance with relevant regulatory and internal policies; Exposure on over-the-counter derivative and secured financing transactions is further mitigated by the exchange of financial collateral and the use of market standard documentation. Further mitigation may be undertaken in a range of transactions, from retail mortgage lending to large wholesale financing. This can include: structuring a security interest in a physical or financial asset; use of credit derivatives, including credit default swaps, credit-linked debt instruments and securitisation structures; and use of guarantees and similar instruments (for example, credit insurance) from related and third parties. Such techniques are used in the management of credit portfolios, typically to mitigate credit concentrations in relation to an individual obligor, a borrower group or a collection of related borrowers.

Business review continued	Business Review
Risk and balance sheet management

Risk management: Credit risk continued
Credit risk mitigation continued
The use and approach to credit risk mitigation varies by product type, customer and business strategy. Minimum standards applied across RBSG Group cover:

•	the suitability of qualifying credit risk mitigation types and any conditions or restrictions applicable to those mitigants;

•	the means by which legal certainty is to be established, including required documentation and all necessary steps required to establish legal rights;

•	acceptable methodologies for initial and any subsequent valuations of collateral and the frequency with which collateral is to be revalued (e.g. use of collateral haircuts);

•	actions to be taken in the event that the value of mitigation falls below required levels;

•	Management of the risk of correlation between changes in the credit risk of the customer and the value of credit risk mitigation;

•
Management of concentration risks, for example, by setting thresholds and controls on the acceptability of credit risk mitigants and on lines of business that are characterised by a specific collateral type or structure; and

•	collateral management to ensure that credit risk mitigation remains legally effective and enforceable.

Collateral and other credit enhancements received
Within its secured portfolios, RBSH Group has recourse to various types of collateral and other credit enhancements to mitigate credit risk and reduce the loss to RBSH Group arising from the failure of a customer to meet its obligations. These include: cash deposits; charges over residential and commercial property, debt securities and equity shares; and third-party guarantees. The existence of collateral may affect the pricing of a facility and its regulatory capital requirement. When a collateralised financial asset becomes impaired, the impairment charge directly reflects the realisable value of collateral and any other credit enhancements.

Corporate exposures
The type of collateral taken by RBSH Group’s commercial and corporate businesses and the manner in which it is taken will vary according to the activity and assets of the customer.

•
Physical assets - these include business assets such as stock, plant and machinery, vehicles, ships and aircraft. In general, physical assets qualify as collateral only if they can be unambiguously identified, located or traced, and segregated from uncharged assets. Assets are valued on a number of bases according to the type of security that is granted.

•
Real estate - RBSH Group takes collateral in the form of real estate, which includes residential and commercial properties. The loan amount will typically exceed the market value of the collateral at origination date. The market value is defined as the estimated amount for which the asset could be sold in an arms length transaction by a willing seller to a willing buyer.

•
Receivables - when taking a charge over receivables, RBSH Group assesses their nature and quality and the borrower’s management and collection processes. The value of the receivables offered as collateral will typically be adjusted to exclude receivables that are past their due dates.

The security charges may be floating or fixed, with the type of security likely to impact (i) the credit decision; and (ii) the potential loss upon default. In the case of a general charge such as a mortgage debenture, balance sheet information may be used as a proxy for market value if the information is deemed reliable.

RBSH Group does not recognise certain asset classes as collateral: for example, short leasehold property and equity shares of the borrowing company. Collateral whose value is correlated to that of the obligor is assessed on a case-by-case basis and, where necessary, over-collateralisation may be required.

RBSH Group uses industry-standard loan and security documentation wherever possible. Non standard documentation is typically prepared by external lawyers on a case-by-case basis. RBSH Group’s business and credit teams are supported by in-house specialist documentation teams.

The existence of collateral has an impact on provisioning. Where RBSH Group no longer expects to recover the principal and interest due on a loan in full or in accordance with the original terms and conditions, it is assessed for impairment. If exposures are secured, the current net realisable value of the collateral will be taken into account when assessing the need for a provision. No impairment provision is recognised in cases where all amounts due are expected to be settled in full on realisation of the security.

Business review continued	Business Review
Risk and balance sheet management

Risk management: Credit risk continued
Credit risk mitigation continued
Wholesale markets exposures
RBSH Group receives collateral for reverse repurchase transactions and for derivatives, typically in the form of cash, quoted debt securities or equities. The risks inherent in both types of transaction are further mitigated through master bilateral netting arrangements. Industry standard documentation such as master repurchase agreements and credit support annexes supported by legal opinions are used for financial collateral taken as part of trading activities.

	2011 (1) €bn	2010 (1) €bn	2009 (1) €bn

Reverse repurchase agreements	9.4	8.2	15.6
Securities received as collateral	9.4	8.1	7.3
Derivative assets gross exposure (2)	19.1	28.3	57.4
Counterparty netting	(0.8)	(2.9)	(7.2)

Notes:
(1)	Measured on a loans and advances basis.
(2)	Cash collateral held against derivative exposures in 2011 was €1.0 billion (2010 - €1.8 billion).

Credit risk measurement
Credit risk models are used throughout RBSH Group to support the quantitative risk assessment element of the credit approval process, ongoing credit risk management, monitoring and reporting and portfolio analytics. Credit risk models used by RBSH Group may be divided into three categories, as follows.

Probability of default/customer credit grade (PD)
These models assess the probability that a customer will fail to make full and timely repayment of its obligations. The probability of a customer failing to do so is measured over a one year period through the economic cycle, although certain retail scorecards use longer periods for business management purposes.

Wholesale businesses - as part of the credit assessment process, each counterparty is assigned an internal credit grade derived from a default probability. There are a number of different credit grading models in use across the RBSG Group, each of which considers risk characteristics particular to that type of customer. The credit grading models score a combination of quantitative inputs (for example, recent financial performance) and qualitative inputs (for example, management performance or sector outlook).

Retail businesses - each customer account is separately scored using models based on the most material drivers of default. In general, scorecards are statistically derived using customer data. Customers are assigned a score, which in turn is mapped to a probability of default. The probabilities of default are used to support automated credit decision making and to group customers into risk pools for regulatory capital calculations.

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

Counterparty credit risk exposure measurement models are used for derivatives and other traded instruments where the amount of credit risk exposure may be dependent upon one or more underlying market variables such as interest or foreign exchange rates. These models drive internal credit risk management activities such as limit and excess management.

Loss given default
These models estimate the economic loss that may be experienced (the amount that cannot be recovered) by RBSH Group, on a credit facility in the event of default. RBSH Group’s loss given default  models take into account both borrower and facility characteristics for unsecured or partially unsecured facilities, as well as the quality of any risk mitigation that may be in place for secured facilities, plus the cost of collections and a time discount factor for the delay in cash recovery.

Business review continued	Business Review
Risk and balance sheet management

Risk management: Credit risk continued

Balance sheet analysis
The following tables provide an analysis of credit concentration of financial assets by sector, geography and internal credit quality gradings.

Credit concentration: Sector and geographical region
The tables below and on pages 53 to 57 analyse total financial assets by sector and geographical region. Geographical regions are based on the location of office.

Sector concentration
The tables below analyse total financial assets gross of provisions by sector.

2011	Loans and advances €m	Securities €m	Derivatives €m	Other (1) €m	Total €m	Netting and offset (2) €m
Central and local government	1,062	11,405	103	50	12,620	-
Finance (3)	32,187	28,391	16,774	1,173	78,525	3,064
Residential mortgages	1,125	-	-	-	1,125	-
Personal lending	318	-	-	-	318	-
Property	701	-	125	-	826	-
Construction	1,049	25	109	-	1,183	-
Manufacturing	7,200	21	554	-	7,775	-
Service industries and business activities	14,144	2,313	1,373	224	18,054	43
Agriculture, forestry and fishing	123	-	98	-	221	-
Finance lease and instalment credit	102	-	2	-	104	-
Interest accruals	192	583	-	-	775	-
Total gross of provisions	58,203	42,738	19,138	1,447	121,526	3,107
Provisions	(1,572)	-	-	-	(1,572)
Total	56,631	42,738	19,138	1,447	119,954	3,107

Comprising:
Derivative balances						813
Derivative collateral						2,256
Other						38
						3,107
2010
Central and local government	1,544	26,038	383	7	27,972	-
Finance (3)	39,786	45,413	25,194	3,858	114,251	7,865
Residential mortgages	984	-	-	-	984	-
Personal lending	427	72	-	-	499	-
Property	1,110	53	142	-	1,305	-
Construction	921	46	47	-	1,014	-
Manufacturing	9,213	170	404	-	9,787	-
Service industries and business activities	18,297	1,874	2,102	-	22,273	2
Agriculture, forestry and fishing	165	-	-	-	165	-
Finance lease and instalment credit	54	-	-	-	54	-
Interest accruals	272	1,228	-	-	1,500	-
Total gross of provisions	72,773	74,894	28,272	3,865	179,804	7,867
Provisions	(1,572)	-	-	-	(1,572)	-
Total	71,201	74,894	28,272	3,865	178,232	7,867

For notes to this table refer to page 57.

Business review continued	Business Review
Risk and balance sheet management

Risk management: Credit risk continued
Balance sheet analysis continued
Sector and geographical region continued

2009	Loans and advances €m	Securities €m	Derivatives €m	Other (1) €m	Total €m	Netting and offset (2) €m
Central and local government	2,624	48,596	100	37	51,357	3
Finance (3)	74,289	40,862	50,984	2,550	168,685	7,243
Residential mortgages	102,687	14	259	-	102,960	-
Personal lending	3,017	-	196	1	3,214	45
Property	5,323	517	484	119	6,443	-
Construction	1,426	413	22	20	1,881	-
Manufacturing	19,890	1,806	2,838	115	24,649	74
Service industries and business activities	47,504	8,249	1,639	911	58,303	33
Agriculture, forestry and fishing	5,202	269	23	10	5,504	-
Finance lease and instalment credit	19	14	-	-	33	-
Interest accruals	1,407	1,296	847	2	3,552	-
Total gross of provisions	263,388	102,036	57,392	3,765	426,581	7,398
Provisions	(5,711)	-	-	-	(5,711)	-
Total	257,677	102,036	57,392	3,765	420,870	7,398

For notes to this table refer to page 57.

Loans and advances to banks and customers by geographical region
The table below analyses loans and advances net of provisions by geographical region (location of office).

	2011 €m	2010 €m	2009 €m
Loans and advances to banks
Netherlands	8,648	6,072	9,910
US	1,458	280	42
Rest of world	16,947	20,353	27,767
	27,053	26,705	37,719

Loans and advances to customers
Netherlands	6,164	9,621	155,033
US	874	1,531	4,078
Rest of world	22,540	33,344	60,847
	29,578	44,496	219,958
Total	56,631	71,201	257,677

Business review continued	Business Review
Risk and balance sheet management

Risk management: Credit risk continued
Balance sheet analysis continued
Sector and geographical region continued
The tables below analyses total financial assets net of provisions, by geographical region and sector.

	Loans and advances €m	Securities €m	Derivatives €m	Other (1) €m	Total €m	Netting and offset (2) €m
2011
Netherlands
Central and local government	120	5,411	-	-	5,531	-
Finance	9,789	25,528	2,933	10	38,260	-
Residential mortgages	410	-	-	-	410	-
Personal lending	-	-	-	-	-	-
Property	233	-	6	-	239	-
Construction	551	-	-	-	551	-
Manufacturing	804	-	-	-	804	-
Service industries and business activities	2,856	364	51	-	3,271	-
Agriculture, forestry and fishing	-	-	-	-	-	-
Finance lease and instalment credit	-	-	-	-	-	-
Interest accruals	49	513	-	-	562	-
Total net of provisions	14,812	31,816	2,990	10	49,628	-

US
Central and local government	13	1,125	-	-	1,138	-
Finance	1,586	41	4	465	2,096	-
Residential mortgages	-	-	-	-	-	-
Personal lending	-	-	-	-	-	-
Property	6	-	-	-	6	-
Construction	-	-	-	-	-	-
Manufacturing	324	-	-	-	324	-
Service industries and business activities	399	-	31	-	430	-
Agriculture, forestry and fishing	-	-	-	-	-	-
Finance lease and instalment credit	-	-	-	-	-	-
Interest accruals	4	-	-	-	4	-
Total net of provisions	2,332	1,166	35	465	3,998	-

Rest of World
Central and local government	929	4,869	103	50	5,951	-
Finance	20,108	2,822	13,837	698	37,465	3,064
Residential mortgages	656	-	-	-	656	-
Personal lending	249	-	-	-	249	-
Property	357	-	119	-	476	-
Construction	485	25	109	-	619	-
Manufacturing	5,832	21	554	-	6,407	-
Service industries and business activities	10,509	1,949	1,291	224	13,973	43
Agriculture, forestry and fishing	121	-	98	-	219	-
Finance lease and instalment credit	102	-	2	-	104	-
Interest accruals	139	70	-	-	209	-
Total net of provisions	39,487	9,756	16,113	972	66,328	3,107

For notes to this table refer to page 57.

Business review continued	Business Review
Risk and balance sheet management

Risk management: Credit risk continued
Balance sheet analysis continued
Sector and geographical region continued

	Loans and advances €m	Securities €m	Derivatives €m	Other (1) €m	Total €m	Netting and offset (2) €m
2010
Netherlands
Central and local government	372	19,081	-	-	19,453	-
Finance	7,671	18,900	3,550	28	30,149	-
Residential mortgages	425	-	-	-	425	-
Personal lending	6	72	-	-	78	-
Property	245	49	24	-	318	-
Construction	388	7	2	-	397	-
Manufacturing	1,745	90	1	-	1,836	-
Service industries and business activities	4,703	763	68	-	5,534	-
Agriculture, forestry and fishing	65	-	-	-	65	-
Finance lease and instalment credit	-	-	-	-	-	-
Interest accruals	73	661	-	-	734	-
Total net of provisions	15,693	39,623	3,645	28	58,989	-

US
Central and local government	163	34	-	-	197	-
Finance	472	109	-	402	983	-
Residential mortgages	-	-	-	-	-	-
Personal lending	-	-	-	-	-	-
Property	18	-	-	-	18	-
Construction	2	-	-	-	2	-
Manufacturing	606	-	-	-	606	-
Service industries and business activities	540	21	33	-	594	-
Agriculture, forestry and fishing	-	-	-	-	-	-
Finance lease and instalment credit	-	-	-	-	-	-
Interest accruals	10	-	-	-	10	-
Total net of provisions	1,811	164	33	402	2,410	-

Rest of World
Central and local government	1,007	6,923	383	7	8,320	-
Finance	31,117	26,404	21,644	3,428	82,593	7,865
Residential mortgages	533	-	-	-	533	-
Personal lending	240	-	-	-	240	-
Property	780	4	118	-	902	-
Construction	522	39	45	-	606	-
Manufacturing	6,599	80	403	-	7,082	-
Service industries and business activities	12,558	1,090	2,001	-	15,649	2
Agriculture, forestry and fishing	98	-	-	-	98	-
Finance lease and instalment credit	54	-	-	-	54	-
Interest accruals	189	567	-	-	756	-
Total net of provisions	53,697	35,107	24,594	3,435	116,833	7,867

For notes to this table refer to page 57.

Business review continued	Business Review
Risk and balance sheet management

Risk management: Credit risk continued
Balance sheet analysis continued
Sector and geographical region continued

	Loans and advances €m	Securities €m	Derivatives €m	Other (1) €m	Total €m	Netting and offset (2) €m
2009
Netherlands
Central and local government	1,658	38,403	16	-	40,077	-
Finance	21,630	27,670	5,770	13	55,083	-
Residential mortgages	101,988	-	259	-	102,247	-
Personal lending	169	-	194	-	363	-
Property	3,839	15	374	4	4,232	-
Construction	848	-	6	1	855	-
Manufacturing	5,470	23	76	-	5,569	-
Service industries and business activities	23,740	351	1,001	59	25,151	-
Agriculture, forestry and fishing	4,814	32	23	-	4,869	-
Finance lease and instalment credit	-	-	-	-	-	-
Interest accruals	787	-	847	-	1,634	-
Total net of provisions	164,943	66,494	8,566	77	240,080	-

US
Central and local government	92	19	-	-	111	-
Finance	334	105	22	370	831	-
Residential mortgages	-	-	-	-	-	-
Personal lending	-	-	-	-	-	-
Property	69	-	-	-	69	-
Construction	-	-	-	-	-	-
Manufacturing	1,723	25	-	-	1,748	-
Service industries and business activities	1,888	-	34	-	1,922	-
Agriculture, forestry and fishing	-	-	-	-	-	-
Finance lease and instalment credit	-	-	-	-	-	-
Interest accruals	14	-	-	-	14	-
Total net of provisions	4,120	149	56	370	4,695	-

Rest of World
Central and local government	873	10,174	85	37	11,169	3
Finance	51,736	13,087	45,191	2,167	112,181	7,243
Residential mortgages	-	14	-	-	14	-
Personal lending	2,848	-	2	1	2,851	45
Property	1,267	502	110	115	1,994	-
Construction	542	412	16	19	989	-
Manufacturing	10,369	1,758	2,762	115	15,004	74
Service industries and business activities	20,098	7,898	604	852	29,452	33
Agriculture, forestry and fishing	255	237	-	10	502	-
Finance lease and instalment credit	19	14	-	-	33	-
Interest accruals	607	1,296	-	2	1,905	-
Total net of provisions	88,614	35,392	48,770	3,318	176,094	7,398

Notes:
(1)	Includes settlement balances.
(2)
This shows the amount by which RBSH Group's credit risk exposure is reduced through arrangements, such as master netting agreements, which give RBSH Group a legal right to set off the financial asset against a financial liability due to the same counterparty. In addition, RBSH Group holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. RBSH Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

(3)	Includes reverse repurchase agreements of €9.4 billion (2010 - €8.2 billion; 2009 - €15.6 billion)

Business review continued	Business Review
Risk and balance sheet management

Risk management: Credit risk continued
Balance sheet analysis continued
Asset quality
The asset quality analysis presented below is based on RBSG Group’s internal asset quality ratings which have ranges for the probability of default, as set out below. Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type. All credit grades across RBSG Group map to both a RBSG Group level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across portfolios. Debt securities are analysed by external ratings agencies and are therefore excluded from the table below and set out on page 59.

Asset quality band	Probability of default range
AQ1	0% - 0.034%
AQ2	0.034% - 0.048%
AQ3	0.048% - 0.095%
AQ4	0.095% - 0.381%
AQ5	0.381% - 1.076%
AQ6	1.076% - 2.153%
AQ7	2.153% - 6.089%
AQ8	6.089% - 17.222%
AQ9	17.222% - 100%
AQ10	100%

2011	Cash and balances at central banks €m	Loans and advances to banks €m	Loans and advances to customers €m	Settlement balances €m	Derivatives €m	Other financial instruments €m	Commitments €m	Contingent liabilities €m	Total €m
AQ1	12,184	9,982	7,257	81	4,267	-	8,565	9,529	51,865
AQ2	157	322	2,533	-	1,091	-	4,052	2,543	10,698
AQ3	206	407	3,760	614	1,032	-	2,895	2,853	11,767
AQ4	-	406	6,811	8	801	-	3,657	3,155	14,838
AQ5	55	498	3,039	45	461	-	1,280	1,865	7,243
AQ6	-	84	2,061	-	55	-	383	404	2,987
AQ7	-	382	1,965	1	99	-	328	519	3,294
AQ8	7	12	356	-	236	-	20	28	659
AQ9	-	91	842	-	4	-	857	1,003	2,797
AQ10	-	2	218	4	30	-	276	26	556
Balances with RBSG Group	-	14,858	-	1,855	11,062	-	65	1,272	29,112
Past due	-	2	385	-	-	-	-	-	387
Impaired	-	52	1,878	-	-	494	-	-	2,424
Impairment provision	-	(45)	(1,527)	-	-	(31)	-	-	(1,603)
Total	12,609	27,053	29,578	2,608	19,138	463	22,378	23,197	137,024

2010
AQ1	7,923	12,758	11,047	3,174	12,200	235	13,289	4,844	65,470
AQ2	15	587	2,620	122	1,444	-	3,622	1,217	9,627
AQ3	53	732	4,431	11	1,140	-	4,168	2,687	13,222
AQ4	216	565	9,001	(1)	1,402	-	7,604	4,114	22,901
AQ5	111	2,502	7,069	5	945	-	4,066	1,757	16,455
AQ6	-	170	2,956	1	80	-	943	275	4,425
AQ7	-	131	2,973	-	229	-	1,129	1,725	6,187
AQ8	-	-	794	-	135	-	2,126	10,786	13,841
AQ9	-	118	1,333	-	193	-	319	509	2,472
AQ10	5	89	1,373	2	257	-	726	170	2,622
Balances with RBSG Group	-	9,039	128	259	10,247	-	2	661	20,336
Past due	-	4	190	-	-	-	-	-	194
Impaired	-	55	2,108	-	-	434	-	-	2,597
Impairment provision	-	(45)	(1,527)	-	-	(33)	-	-	(1,605)
Total	8,323	26,705	44,496	3,573	28,272	636	37,994	28,745	178,744

Business review continued	Business Review
Risk and balance sheet management

Risk management: Credit risk continued
Balance sheet analysis continued
Asset quality continued

2009	Cash and balances at central banks €m	Loans and advances to banks €m	Loans and advances to customers €m	Settlement balances €m	Derivatives €m	Other financial instruments €m	Commitments €m	Contingent liabilities €m	Total €m
AQ1	28,382	22,775	21,047	3,298	20,343	370	6,676	4,762	107,653
AQ2	-	1,100	6,085	-	1,313	-	5,872	4,190	18,560
AQ3	-	309	10,762	-	694	-	5,911	4,219	21,895
AQ4	-	670	45,156	-	3,576	-	18,736	13,372	81,510
AQ5	-	3,156	55,390	-	3,091	-	6,693	4,776	73,106
AQ6	-	423	23,592	-	438	-	1,664	1,187	27,304
AQ7	-	96	24,366	-	445	-	1,855	1,325	28,087
AQ8	-	179	13,644	-	226	-	1,577	1,125	16,751
AQ9	-	267	10,480	-	247	-	1,902	1,358	14,254
AQ10	-	89	2,873	-	82	-	634	452	4,130
Balances with RBSG Group	-	8,611	1,602	100	26,937		-	1	37,251
Past due	-	-	2,626	-	-	-	-	-	2,626
Impaired	-	119	7,971	-	-	-	-	-	8,090
Impairment provision	-	(75)	(5,636)	-	-	-	-	-	(5,711)
Total	28,382	37,719	219,958	3,398	57,392	370	51,520	36,767	435,506

Debt securities
The table below analyses debt securities by issuer and external ratings. Ratings are based on the lower of Standard & Poor’s (S&P), Moody’s and Fitch.

2011	Central and local government			Banks €m	Other financial institutions €m	Corporate €m	Total €m	Total %	Of which ABS (1) €m
	UK €m	US €m	Other €m
AAA	-	-	5,564	2,821	6,285	175	14,845	37.4%	8,755
AA to AA+	-	3,521	1,882	1,215	1,633	57	8,308	21.0%	2,347
A to AA-	-	-	4,846	2,398	1,839	4	9,087	22.9%	3,727
BBB- to A-	-	-	2,504	2,213	484	82	5,283	13.3%	2,383
Non-investment grade	-	-	803	477	349	205	1,834	4.7%	150
Unrated	-	-	2	93	30	163	288	0.7%	-
Total	-	3,521	15,601	9,217	10,620	686	39,645	100.0%	17,362

2010
AAA	7	2,328	15,405	6,775	7,901	404	32,820	62.7%	14,466
AA to AA+	-	-	929	1,221	2,498	155	4,803	9.2%	2,978
A to AA-	-	-	3,784	944	40	95	4,863	9.3%	824
BBB- to A-	-	-	3,031	628	31	54	3,744	7.2%	49
Non-investment grade	-	-	1,682	1,670	443	1,564	5,359	10.3%	5
Unrated	-	-	-	134	214	323	671	1.3%	67
Total	7	2,328	24,831	11,372	11,127	2,595	52,260	100.0%	18,389

2009
AAA	879	4,635	26,412	12,970	13,588	534	59,018	69.6%	23,367
BBB- to AA+	-	-	17,094	465	3,660	1,791	23,010	27.1%	949
Non-investment grade	-	-	194	-	456	332	982	1.2%	59
Unrated	-	-	524	-	459	807	1,790	2.1%	20
Total	879	4,635	44,224	13,435	18,163	3,464	84,800	100.0%	24,395

Notes:
(1)	Asset-backed securities.

Business review continued	Business Review
Risk and balance sheet management

Risk management: Credit risk continued
Balance sheet analysis continued
Asset-backed securities (ABS)
RBSH Group structures, originates, distributes and trades debt in the form of loan, bond and derivative instruments in all major currencies and debt capital markets in North America, Western Europe, Asia and major emerging markets.

The table below analyses the carrying value of RBSH Group's debt securities.

	2011 €bn	2010 €bn	2009 €bn
Securities issued by central and local governments	19.1	27.2	49.7
Securities issued by corporates	0.7	2.6	3.5
Securities issued by banks and other financial institutions	19.8	22.5	31.6
	39.6	52.3	84.8
Asset-backed securities	17.4	18.4	24.4

RBSH Group’s credit market activities gave rise to risk concentrations in ABS. RBSH Group has exposures to ABS which are predominantly debt securities but can also be held in derivative form. ABS have an interest in an underlying pool of referenced assets. The risks and rewards of the referenced pool are passed onto investors by the issue of securities with varying seniority, by a special purpose entity.

ABS include residential mortgage backed securities (RMBS), commercial mortgage backed securities (CMBS), collateralised debt obligations (CDOs), collateralised loan obligations (CLOs) and other ABS. In many cases the risk on these assets is hedged by way of credit derivative protection purchased over the specific asset or relevant ABS indices. The counterparties to some of these hedge transactions are monoline insurers.

The following tables summarise RBSH Group’s net exposures and carrying values of these securities by geography of the underlying assets at 31 December 2011, 2010 and 2009. Gross exposures represent the principal amounts relating to ABS. Government sponsored or similar RMBS comprises securities that are: (a) guaranteed or effectively guaranteed by the US government, by way of its support for US federal agencies and government sponsored enterprises, or (b) guaranteed by the Dutch government. Net exposures represent the carrying value after taking account of the hedge protection purchased from monoline insurers and other counterparties, but exclude the effect of counterparty credit valuation adjustments. The hedge provides credit protection of both principal and interest cash flows in the event of default by the counterparty. The value of this protection is based on the underlying instrument being protected.

Asset-backed securities by product, geography and measurement classification
2011	US €m	UK €m	Other Europe €m	RoW (1) €m	Total €m	FVTP (2) HFT (3) €m	AFS (4) €m	LAR (5) €m
Gross exposure
RMBS: government sponsored or similar	-	-	7,035	-	7,035	-	7,035	-
MBS: covered bond	160	242	9,870	-	10,272	-	10,272	-
CDOs	-	-	184	-	184	-	184	-
Other ABS	-	-	1,603	25	1,628	-	1,628	-
	160	242	18,692	25	19,119	-	19,119	-

Net exposure
RMBS: government sponsored or similar	-	-	6,635	-	6,635	-	6,635	-
MBS: covered bond	162	250	8,578	-	8,990	-	8,990	-
CDOs	-	-	165	-	165	-	165	-
Other ABS	-		1,547	25	1,572	-	1,572	-
	162	250	16,924	25	17,362	-	17,362	-

For notes relating to this table refer to page 61.

Business review continued	Business Review
Risk and balance sheet management

Risk management: Credit risk continued
Balance sheet analysis continued
Asset-backed securities by product, geography and measurement classification continued

2010	US €m	UK €m	Other Europe €m	RoW (1) €m	Total €m	FVTP (2) HFT (3) €m	AFS (4) €m	LAR (5) €m
Gross exposure
RMBS: government sponsored or similar	-	-	7,449	-	7,449	-	7,449	-
MBS: covered bond	160	242	9,887	-	10,289	-	10,289	-
CDOs	-	-	163	-	163	9	154	-
Other ABS	-	-	2,229	31	2,260	-	2,260	-
	160	242	19,728	31	20,161	9	20,152	-

Net exposure
RMBS: government sponsored or similar	-	-	6,909	-	6,909	-	6,909	-
MBS: covered bond	164	242	8,724	-	9,130	-	9,130	-
CDOs	-	-	146	-	146	-	146	-
Other ABS	-	-	2,173	31	2,204	-	2,204	-
	164	242	17,952	31	18,389	-	18,389	-

2009	US €m	UK €m	Other Europe €m	RoW (1) €m	Total €m	FVTP (2) HFT (3) €m	AFS (4) €m	LAR (5) €m
Gross exposure
RMBS: government sponsored or similar	-	-	7,902	106	8,008	106	7,902	-
MBS: covered bond	55	335	10,786	-	11,176	-	11,176	-
RMBS: prime	-	183	3,165	4	3,352	3,352	-	-
RMBS: sub-prime	-	-	-	9	9	-	9	-
CDOs	5	148	238	-	391	8	235	148
Other ABS	-	-	2,849	29	2,878	429	2,449	-
	60	666	24,940	148	25,814	3,895	21,771	148

Net exposure
RMBS: government sponsored or similar	-	-	7,736	37	7,773	37	7,735	-
MBS: covered bond	56	324	10,490	-	10,870	-	10,870	-
RMBS: prime	-	168	2,850	4	3,022	3,022	-	-
RMBS: sub-prime	-	-	-	9	9	-	9	-
CDOs	-	58	200	-	258	-	200	58
Other ABS	-	-	2,434	29	2,463	20	2,443	-
	56	550	23,709	79	24,395	3,079	21,257	58

Notes:
(1)      Rest of World
(2)      Designated as at fair value through profit or loss
(3)      Held-for-trading
(4)      Available-for-sale
(5)      Loans and receivables

Business review continued	Business Review
Risk and balance sheet management

Risk management: Credit risk continued
Balance sheet analysis continued
Asset-backed securities by product, geography and measurement classification continued
The table below summarises the rating levels of ABS carrying values. Credit ratings are based on those from rating agencies Standard & Poor’s (S&P), Moody’s and Fitch and have been mapped onto the S&P scale.

2011	AAA €m	AA to AA+ €m	A to AA- €m	BBB- to A- €m	Non-invest- ment grade €m	Unrated €m	Total €m
RMBS: government sponsored or similar	4,979	1,474	157	-	25	-	6,635
MBS: covered bond	3,102	454	3,069	2,365	-	-	8,990
CDOs	-	-	22	18	125	-	165
Other ABS	674	419	479	-	-	-	1,572
	8,755	2,347	3,727	2,383	150	-	17,362

2010
RMBS: government sponsored or similar	5,136	1,774	-	-	-	-	6,910
MBS: covered bond	8,241	414	474	-	-	-	9,129
CDOs	-	-	127	19	-	-	146
Other ABS	1,089	790	223	30	5	67	2,204
	14,466	2,978	824	49	5	67	18,389

2009
RMBS: government sponsored or similar	7,635	138	-	-	-	-	7,773
MBS: covered bond	10,389	406	75	-	-	-	10,870
RMBS: prime	3,022	-	-	-	-	-	3,022
RMBS: sub-prime	9	-	-	-	-	-	9
CDOs	199	-	-	-	59	-	258
Other ABS	2,113	301	-	29	-	20	2,463
	23,367	845	75	29	59	20	24,395

Key points
•	Carrying values of asset-backed securities decreased by €1 billion during 2011 due to the maturity and sale of positions.

•
The RMBS held for trading positions fully matured or were sold off in 2010. The composition of the remaining AFS portfolio has not changed substantially since 31 December 2010. The available-for-sale RMBS government sponsored or similar positions are backed by mortgages covered by the Dutch mortgage guarantee scheme.

•	The available-for-sale MBS covered bond positions originated largely in Europe and relate mostly to Spanish securities.

Non-investment grade and unrated ABS
The table below summarises the carrying values by accounting classification of ABS rated as non-investment grade or not publicly rated.

	Non-investment grade				Unrated
2011	HFT €m	AFS €m	LAR €m	Total €m	HFT €m	AFS €m	LAR €m	Total €m
CDOs	-	125	-	125	-	-	-	-
Other ABS	-	25	-	25	-	-	-	-
	-	150	-	150	-	-	-	-
2010
Other ABS	-	5	-	-	-	67	-	72

2009
CDOs	-	-	58	-	-	-	-	58
Other ABS	-	-	-	-	20	-	-	20
	-	-	58	-	20	-		78

Business review continued	Business Review
Risk and balance sheet management

Risk management: Credit risk continued
Balance sheet analysis continued
Derivatives
RBSH Group’s derivative assets by internal grading scale and residual maturity are analysed below. Master netting agreements in respect of mark-to-market (mtm) positions and collateral shown below do not result in a net presentation in the RBSH Group’s balance sheet under IFRS.
	2011						2010
	0 - 3 months €m	3 - 6 months €m	6 - 12 months €m	1 - 5 years €m	Over 5 years €m	Gross assets €m	0 - 3 months €m	3 - 6 months €m	6 - 12 months €m	1 - 5 years €m	Over 5 years €m	Gross assets €m

AQ1	605	448	563	1,530	1,121	4,267	1,745	428	1,741	5,163	3,123	12,200
AQ2	49	24	51	406	561	1,091	76	7	73	983	305	1,444
AQ3	117	166	116	119	514	1,032	189	63	90	493	305	1,140
AQ4	110	60	99	106	426	801	531	51	110	585	125	1,402
AQ5	104	21	64	253	19	461	538	12	44	203	148	945
AQ6	8	2	8	26	11	55	13	5	10	45	7	80
AQ7	19	11	19	22	28	99	14	19	9	121	66	229
AQ8	-	-	-	6	230	236	1	-	7	36	91	135
AQ9	-	-	1	3	-	4	105	3	1	44	40	193
AQ10	5	3	-	21	1	30	182	-	10	33	32	257
Balances with RBSG Group	802	411	1,101	4,660	4,088	11,062	2,212	529	513	5,458	1,535	10,247
	1,819	1,146	2,022	7,152	6,999	19,138	5,606	1,117	2,608	13,164	5,777	28,272
Counterparty mtm netting						(813)						(2,864)
Cash collateral held against derivative exposures						(1,033)						(1,786)
Net exposure						17,292						23,622

The tables below analyse RBSH Group’s derivative assets by contract type and residual maturity and the effect of position netting and collateral.

Contract type	0 - 3 months €m	3 - 6 months €m	6 - 12 months €m	1 - 5 years €m	Over 5 years €m	Gross assets €m	Counterparty mtm netting €m	Net Exposure €m
2011
Exchange rate	1,102	621	1,127	2,005	1,678	6,533	(48)	6,485
Interest rate	205	95	495	2,632	3,756	7,183	(579)	6,604
Credit derivatives	13	2	8	95	595	713	(28)	685
Equity and commodity	499	429	392	2,419	970	4,709	(158)	4,551
	1,819	1,147	2,022	7,151	6,999	19,138		18,325
Cash collateral held against derivative exposures								(1,033)
Net exposure								17,292

2010
Exchange rate	2,018	629	777	3,182	1,139	7,745	(389)	7,356
Interest rate	2,297	187	327	6,008	3,806	12,625	(1,399)	11,226
Credit derivatives	514	3	32	372	676	1,597	(1,076)	521
Equity and commodity	777	298	1,472	3,602	156	6,305	-	6,305
	5,606	1,117	2,608	13,164	5,777	28,272		25,408

2009
Exchange rate	3,276	1,329	1,780	6,372	3,193	15,950	(1,821)	14,129
Interest rate	402	349	1,672	14,930	13,197	30,550	(1,728)	28,822
Credit derivatives	140	1	14	1,293	2,226	3,674	(1,255)	2,419
Equity and commodity	1,830	578	1,336	3,165	309	7,218	(2,431)	4,787
	5,648	2,257	4,802	25,760	18,925	57,392		50,157

Business review continued	Business Review
Risk and balance sheet management

Risk management: Credit risk continued
Balance sheet analysis continued
Credit derivatives
RBSH Group trades credit derivatives as part of its client led business and to mitigate credit risk. RBSH Group’s credit derivative exposures relating to proprietary trading are minimal. The table below analyses RBSH Group’s bought and sold protection by purpose. Credit derivatives with RBSG Group are excluded from the table below.

	2011				2010
	Notional		Fair value		Notional		Fair value
	Bought €bn	Sold €bn	Bought €bn	Sold €bn	Bought €bn	Sold €bn	Bought €bn	Sold €bn
Client led trading and residual risk	701	185	(1)	(2)	3,403	45	(45)	(1)
Credit hedging – banking book	1,088	460	(16)	3	9,129	20,337	(153)	94

Credit hedging – trading book
- Credit and mortgage markets	2,348	2,461	193	382	10,216	3,648	2,186	1,308
- Other	194	-	(66)	-	384	27	(19)	-
	4,331	3,106	110	383	23,132	24,057	1,969	1,401

Business review continued	Business Review
Risk and balance sheet management

Risk management: Credit risk continued
Balance sheet analysis continued
Monoline insurers
The table below summarises RBSH Group's exposure to monolines; all of which are in Non-Core.	2011 €m	2010 €m	2009 €m
Gross exposure to monolines	265	2,600	2,913
Hedges with financial institutions (including an overlay swap with RBSG Group)	(43)	(695)	(806)
Credit valuation adjustment	(222)	(1,905)	(2,107)
Net exposure to monolines	-	-	-

Credit valuation adjustment as a % of gross exposure	84%	73%	72%

Credit risk RWAs	50,195	64,200	115,953

•
The exposure to monolines reduced primarily due to the restructuring of some exposures, partially offset by lower prices of underlying reference instruments. The credit valuation adjustments decreased due to the reduction in exposure partially offset by wider credit spreads.

•	The €43 million hedges with financial institutions include the overlay swap transacted with RBSG Group which transfers the daily movement in the CVA between RBSH Group and RBSG Group for these trades.

The net income statement effect relating to monoline exposures is shown below.
	2011 €m	2010 €m	2009 €m
Credit valuation adjustment at 1 January	(1,905)	(2,107)	(2,822)
Credit valuation adjustment at 31 December	(222)	(1,905)	(2,107)
Decrease/(increase) in credit valuation adjustment	1,683	202	715
Net (debit) relating to realisation, hedges, foreign exchange and other movements	(1,689)	(180)	(1,994)
Net (debit)/credit to income statement	(6)	22	(1,279)

Business review continued	Business Review
Risk and balance sheet management

Risk management: Credit risk continued
Balance sheet analysis continued
Cross border exposures
Cross border exposures are loans and advances including finance leases and instalment credit receivables and other monetary assets, such as debt securities and net derivatives, including non-local currency claims of overseas offices on local residents.

RBSH Group monitors the geographical breakdown of these exposures based on the country of domicile of the borrower or guarantor of ultimate risk. Cross border exposures exclude exposures to local residents in local currencies.

The table below sets out RBSH Group’s cross border exposures greater than 0.5% of RBSH Group’s total assets.

	2011
	Government €m	Banks €m	Other €m	Total €m	2010 Total €m		2009 Total €m
United States	3,549	752	9,685	13,986	13,612		16,844
Spain	43	3,159	5,413	8,615	8,188		17,913
Germany	4,683	1,821	504	7,008	9,750		16,725
India	23	68	5,785	5,876	4,611		2,930
France	1,980	758	1,584	4,322	4,853		12,814
China	305	1,955	1,517	3,777	3,089		1,859	*
Australia	-	118	2,694	2,812	422	*	624	*
Italy	1,739	56	697	2,492	1,932		6,135
Republic of Korea	-	948	1,274	2,222	2,919		2,276	*
Turkey	176	173	1,481	1,830	1,667		2,022	*
Belgium	981	107	568	1,656	2,042		5,115
Hong Kong	33	230	1,148	1,411	1,618		1,568	*
Romania	62	26	1,276	1,364	942	*	1,113	*
Singapore	-	79	1,261	1,340	683	*	1,184	*
Canada	13	154	1,156	1,323	546	*	351	*
Brazil	826	145	252	1,223	1,110		461	*
Greece	545	44	516	1,105	1,313		3,595
Russian Federation	-	456	542	998	2,034		1,706	*
Luxembourg	32	106	837	975	1,838		4,147
Mexico	-	122	753	875	1,119		1,174	*
Denmark	-	203	598	801	411	*	622	*

* Less than 0.5% of Group total assets.

Business review continued	Business Review
Risk and balance sheet management

Risk management: Credit risk continued
Risk elements in lending, loans and reserves
Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest.

Impaired loans comprise all loans for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans.

Loans are classified as accruing loans past due 90 days or more where they are past due 90 days but where no impairment provision is recognised. This category is used for fully collateralised non revolving credit facilities.

	2011			2010			2009
	Core €m	Non-Core €m	Total €m	Core €m	Non-Core €m	Total €m	Total €m

Impaired loans
- Domestic	92	247	339	133	312	445	5,398
- Foreign	766	825	1,591	541	1,178	1,719	2,691
	858	1,072	1,930	674	1,490	2,164	8,089

Accruing loans past due 90 days or more
- Domestic	78	-	78	48	3	51	92
- Foreign	83	6	89	5	4	9	61
	161	6	167	53	7	60	153
Total REIL	1,019	1,078	2,097	727	1,497	2,224	8,242

REIL as a % of gross loans and advances			6.8%			4.8%	3.7%

Potential problem loans
Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment provision is required. This category is used for fully collateralised advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	2011 €m	2010 €m	2009 €m
Potential problem loans	220	133	532

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

Business review continued	Business Review
Risk and balance sheet management

Risk management: Credit risk continued
Balance sheet analysis continued
Risk elements in lending, loans and reserves continued
Movement in REIL and PPL
The table below details the movement in REIL during the year ended 31 December 2011.

	Impaired loans			Other loans (1)			REIL
	Core €m	Non-Core €m	Total €m	Core €m	Non-Core €m	Total €m	Core €m	Non-Core €m	Total €m

At 1 January 2011	686	1,478	2,164	54	6	60	740	1,484	2,224
Currency translation and other adjustments	(5)	59	54	-	-	-	(5)	59	54
Additions	420	200	620	78	216	294	498	416	914
Transfers	(53)	-	(53)	170	(58)	112	117	(58)	59
Disposals and restructurings	(4)	(211)	(215)	-	7	7	(4)	(204)	(208)
Repayments	(125)	(144)	(269)	(141)	(165)	(306)	(266)	(309)	(575)
Amounts written-off	(61)	(310)	(371)	-	-	-	(61)	(310)	(371)
At 31 December 2011	858	1,072	1,930	161	6	167	1,019	1,078	2,097

Notes:
(1)	Accruing loans past due 90 days or more (also see below).

Past due analysis
The following loans and advances to customers that were past due at the balance sheet date but not considered impaired.

	2011			2010			2009
	Core €m	Non-Core €m	Total €m	Core €m	Non-Core €m	Total €m	Total €m

Past due 1-29 days	20	176	196	11	40	51	1,716
Past due 30-59 days	1	12	13	22	20	42	531
Past due 60-89 days	2	9	11	10	30	40	226
Past due 90 days or more	161	6	167	53	7	60	153
	184	203	387	96	97	193	2,626

Business review continued	Business Review
Risk and balance sheet management

Risk management: Credit risk continued
Balance sheet analysis continued
Risk elements in lending, loans and reserves continued
Loans, REIL and impairments by sector and geographical region
The tables below analyse gross loans and advances to customers, and related REIL, provisions, impairment charges and amounts written-off, by sector and geographical region (by location of office).

	2011
	Gross loans €m	REIL €m	Provisions €m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a gross loans %	Impairment charge €m	Amounts written-off €m

Central and local government	1,062	-	-	-	-	-	7	-
Finance	5,143	734	554	14.3%	75.4%	10.8%	183	41
Residential mortgages	1,125	101	59	9.0%	58.2%	5.2%	35	1
Personal lending	102	75	69	73.1%	92.2%	67.4%	(10)	125
Property	701	112	105	16.0%	94.2%	15.0%	7	-
Construction	1,049	14	13	1.3%	99.0%	1.3%	8	-
Manufacturing	7,200	395	239	5.5%	60.5%	3.3%	20	41
Service industries and business activities	14,144	612	380	4.3%	62.1%	2.7%	68	187
Agriculture, forestry and fishing	123	2	2	1.7%	81.5%	1.4%	(5)	2
Finance leases and instalment credit	318	-	-	-	61.6%	0.0%	-	-
Interest accruals	138	-	-	-	-	-	-	-
Latent	-	-	106	-	-	-	(11)	-
	31,105	2,045	1,527	6.6%	74.7%	4.9%	302	397
of which:
- Domestic	6,953	415	242	6.0%	58.2%	3.5%	(20)	(43)
- Foreign	24,152	1,630	1,285	6.7%	78.9%	5.3%	322	440
Total	31,105	2,045	1,527	6.6%	74.7%	4.9%	302	397

	2010
	Gross loans €m	REIL €m	Provisions €m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % gross loans %	Impairment charge €m	Amounts written-off €m

Central and local government	1,544	-	-	-	-	-	66	-
Finance	13,083	570	372	4.4%	65.2%	2.8%	157	46
Residential mortgages	984	54	26	5.5%	48.1%	2.6%	22	1
Personal lending	427	331	290	77.5%	87.7%	68.0%	29	266
Property	1,110	112	62	10.1%	55.4%	5.6%	-	-
Construction	919	8	8	0.9%	98.8%	0.9%	4	2
Manufacturing	9,213	398	260	4.3%	65.3%	2.8%	(253)	1,555
Service industries and business activities	18,297	692	391	3.8%	56.6%	2.1%	17	60
Agriculture, forestry and fishing	165	4	2	2.4%	50.0%	1.0%	1	-
Finance leases and instalment credit	54	-	-	-	-	-	-	-
Interest accruals	227	-	-	-	-	-	-	-
Latent	-	-	116				77	-
	46,023	2,169	1,527	4.7%	70.4%	3.3%	120	1,930
of which:
- Domestic	9,844	574	223	5.8%	38.9%	2.3%	80	1,506
- Foreign	36,179	1,595	1,304	4.4%	81.8%	3.6%	40	424
Total	46,023	2,169	1,527	4.7%	70.4%	3.3%	120	1,930

Business review continued	Business Review
Risk and balance sheet management

Risk management: Credit risk continued
Balance sheet analysis continued
Risk elements in lending, loans and reserves continued
Loans, REIL and impairments by sector and geographical region continued
	2009
	Gross loans €m	REIL €m	Provisions €m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % gross loans %	Impairment charge €m	Amounts written-off €m

Central and local government	2,623	3	1	0.1%	33.3%	0.0%	1	16
Finance	36,811	966	513	2.6%	53.1%	1.4%	497	247
Residential mortgages	102,678	473	104	0.5%	22.0%	0.1%	116	73
Personal lending	3,026	678	-	22.4%	0.0%	0.0%	208	139
Property	5,324	229	148	4.3%	64.6%	2.8%	104	47
Construction	1,426	51	36	3.6%	70.6%	2.5%	20	16
Manufacturing	19,890	3,101	2,328	15.6%	75.1%	11.7%	1,044	278
Service industries and business activities	47,503	2,338	1,778	4.9%	76.0%	3.7%	699	441
Agriculture, forestry and fishing	5,202	284	133	5.5%	46.8%	2.6%	94	18
Finance leases and instalment credit	19	-	-	-	-	-	-	-
Interest accruals	1,092	-	-	-	-	-	-	-
Latent	-	-	595	-	-	-	(19)	-
	225,594	8,123	5,636	3.6%	69.4%	2.5%	2,764	1,275
of which:
- Domestic	159,119	5,490	4,085	3.5%	74.4%	2.6%	1,644	756
- Foreign	66,475	2,633	1,551	4.0%	58.9%	2.3%	1,120	519
Total	225,594	8,123	5,636	3.6%	69.4%	2.5%	2,764	1,275

Impairment loss provision methodology
A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence that an event or events since initial recognition of the asset have adversely affected the amount or timing of future cash flows from the asset.

For retail loans, which are segmented into collective, homogenous portfolios, time-based measures, such as days past due, are typically used as evidence of impairment. For these portfolios, RBSH Group recognises an impairment at 90 days past due.

For corporate portfolios, given their complexity and nature, RBSH Group relies not only on time-based measures but also on management judgement to identify evidence of impairment. Other factors considered may include: significant financial difficulty of the borrower; a breach of contract; a loan restructuring; a probable bankruptcy; and any observable data indicating a measurable decrease in estimated future cash flows.

Depending on various factors as explained below, RBSH Group uses one of the following three different methods to assess the amount of provision required: individual; collective; and latent.

•
Individually assessed provisions: provisions required for individually significant impaired assets are assessed on a case-by-case basis. If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the assets carrying amount and the present values of the estimated cash flows discounted at the financial asset’s original effective interest rate. Future cash flows are estimated through a case-by-case analysis of individually assessed assets. This assessment takes into account the benefit of any guarantee or other collateral held. The value and timing of cash flow receipts are based on available estimates in conjunction with facts available at that time. Timings and amounts of cash flows are reviewed on subsequent assessment dates, as new information becomes available. The asset continues to be assessed on an individual basis until it is repaid in full, transferred to the performing portfolio or written-off.

•
Collectively assessed provisions: provisions on impaired credits below an agreed threshold are assessed on a portfolio basis to reflect the homogeneous nature of the assets. RBSH Group segments impaired credits in its collectively assessed portfolios according to asset type, such as credit cards, personal loans, mortgages and smaller homogenous wholesale portfolios, such as business or commercial banking. A further distinction is made between those impaired assets in collections and those in recoveries (refer to ‘Problem debt management’ on pages 193 to 196). The provision is determined based on a quantitative review of the relevant portfolio, taking account of the level of arrears, the value of any security, historical and projected cash recovery trends over the recovery period. The provision also incorporates any adjustments that may be deemed appropriate given current economic and credit conditions. Such adjustments may be determined based on: a review of the current cash collections profile performance against historical trends; updates to metric inputs - including model recalibrations; and monitoring of operational processes used in managing exposures - including the time taken to process non-performing exposures.

Business review continued	Business Review
Risk and balance sheet management

Risk management: Credit risk continued
Balance sheet analysis continued
Impairment loss provision methodology continued
•
Latent loss provisions: a separate approach is taken for provisions held against impairments in the performing portfolio that have been incurred as a result of events occurring before the balance sheet date but which have not been identified at the balance sheet date.

RBSH Group’s methodologies to estimate latent loss provisions reflect:
-	the probability that the performing customer will default;
-	historical loss experience, adjusted, where appropriate, given current economic and credit conditions; and
-	the emergence period, defined as the period between an impairment event occurring and a loan being identified and reported as impaired.

Emergence periods are estimated at a portfolio level and reflect the portfolio product characteristics such as the repayment terms and the duration of the loss mitigation and recovery processes. They are based on internal systems and processes within the particular portfolio and are reviewed regularly.

As with collectively assessed impaired portfolios, RBSH Group segments its performing portfolio according to asset type.

Provision and AFS reserves
RBSH Group's consumer portfolios, which consist of high volume, small value credits, have highly efficient largely automated processes for identifying problem credits and very short timescales, typically three months, before resolution or adoption of various recovery methods. Corporate portfolios consist of higher value, lower volume credits, which tend to be structured to meet individual customer requirements.

Provisions are assessed on a case-by-case basis by experienced specialists with input from professional valuers and accountants. RBSH Group operates a transparent provisions governance framework, setting thresholds to trigger enhanced oversight and challenge.

Analysis of provisions is set out on page 69 and below.

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

RBSH Group reviews its portfolios of available-for-sale financial assets for evidence of impairment which includes: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and it becoming probable that the issuer will enter bankruptcy or other financial reorganisation. However, the disappearance of an active market because an entity’s financial instruments are no longer publicly traded is not evidence of impairment. Furthermore, a downgrade of an entity’s credit rating is not, of itself, evidence of impairment, although it may be evidence of impairment when considered with other available information. A decline in the fair value of a financial asset below its cost or amortised cost is not necessarily evidence of impairment. Determining whether objective evidence of impairment exists requires the exercise of management judgment.

Analyses of AFS debt securities and related AFS reserves are set out on page 73.

Movement in loan impairment provisions
The movement in provisions balance is shown in the table below.

	2011 €m	2010 €m	2009 €m

At 1 January	1,572	5,711	4,564
Transfers to disposal groups	-	(2,377)	756
Currency translation and other adjustments	68	212	151
Disposal of subsidiaries	(45)	-	(73)
Amounts written-off	(397)	(1,943)	(1,275)
Recoveries of amounts previously written-off	22	59	10
Charged to the income statement	360	(78)	1,621
Unwind of discount (recognised in interest income)	(8)	(12)	(43)
At 31 December	1,572	1,572	5,711

Individually assessed:
- banks	45	45	75
- customers	1,298	1,261	4,365
Collectively assessed	123	150	676
Latent	106	116	595
	1,572	1,572	5,711

Business review continued	Business Review
Risk and balance sheet management

Risk management: Credit risk continued
Balance sheet analysis continued
Analysis of loan impairment charge
The following table analyses impairment losses.

	2011 €m	2010 €m	2009 €m

Latent loss	(13)	(120)	(125)
Collectively assessed	25	101	11
Individually assessed	348	(59)	1,735
Charge to income statement continuing operations	360	(78)	1,621

Loans to banks	-	(15)	30
Loans to customers	360	(63)	1,591
(Recoveries)/recharge to RBS plc under APS back-to-back agreement	(58)	138	-
Securities	1,463	7	2
Charge to income statement continuing operations	1,765	67	1,623
Charge to income statement discontinuing operations	9	45	1,172
Charge to income statement	1,774	112	2,795

Charge relating to customer loans as a % of gross customer loans (1)	1.0%	0.2%	0.7%

Notes:
(1)	Customer loan impairment charge as a percentage of gross loans and advances to customers including assets of disposal groups and excluding reverse repurchase agreements.

	2011			2010			2009
	Core €m	Non-Core €m	Group €m	Core €m	Non-Core €m	Group €m	Group €m
Loan impairment losses
- customers (1)	291	11	302	29	46	75	1,591
- banks	-	-	-	6	(21)	(15)	30
	291	11	302	35	25	60	1,621

Impairment losses on securities
- debt securities	1,463	-	1,463	-	7	7	-
- equity securities	-	-	-	-	-	-	2
Charge to income statement continuing operations	1,754	11	1,765	35	32	67	1,623

Charge to income statement discontinuing operations	-	9	9	-	45	45	1,172

Notes:
(1)	Net of recoveries/recharge to RBS plc under APS back-to-back agreement.

Business review continued	Business Review
Risk and balance sheet management

Risk anagement: Credit risk continued
Balance sheet analysis continued
Available-for-sale debt securities and reserves
The table below analyses available-for-sale (AFS) debt securities by issuer and related AFS reserves net of tax, relating to securities issued by governments and other entities by country.

	2011					2010
	Government €m	ABS €m	Other €m	Total €m	AFS Reserve €m	Government €m	ABS €m	Other €m	Total €m	AFS Reserve €m

Netherlands	746	6,764	170	7,680	(399)	3,526	7,113	171	10,810	(720)
Spain	39	7,623		7,662	(1,858)	45	7,838	-	7,883	(1,143)
Germany	4,739	791	131	5,661	(13)	6,680	1,331	132	8,143	(25)
United States	2,485	162	41	2,688	63	2,294	164	124	2,582	4
France	1,967	623	9	2,599	(104)	2,729	623	5	3,357	(50)
Italy	842	190	-	1,032	(292)	1,050	196	-	1,246	(99)
Belgium	879	-	-	879	(139)	877	-	-	877	(47)
India	699	-	109	808	(4)	636	-	161	797	2
Austria	329	178	156	663	(71)	314	60	154	528	(23)
Denmark	504	-	-	504	-	730	-	-	730	-
China	471	-	-	471	1	499	-	1	500	(1)
Hong Kong	467	-	-	467	-	759	-	7	766	2
Greece	373	-	-	373	-	1,038	-	-	1,038	(600)
Sweden	34	289	-	323	(2)	34	312	-	346	(2)
Ireland	122	176	-	298	(95)	115	170	-	285	(75)
United Kingdom	-	250	8	258	(27)	-	242	8	250	(21)
Romania	207	-	-	207	-	302	-	-	302	(5)
Malaysia	194	-	-	194	-	193	-	-	193	-
Portugal	68	109	-	177	(116)	107	123	-	230	(41)
Other	911	207	331	1,449	(9)	1,582	217	220	2,019	314
Total	16,076	17,362	955	34,393	(3,065)	23,510	18,389	983	42,822	(2,530)

Key points
•
RBS Holdings N.V. holds €34.4 billion of debt securities classified as available-for-sale, the majority of which forms part of the Treasury liquidity buffer. Of the portfolio, €11.2 billion is OECD government issued debt, comprising mainly (€10.9 billion) exposures to European issuers.

•	In 2011, RBSH Group recorded an impairment loss of €1.5 billion in respect of Greek government bonds, thereby reducing the carrying value to the market price as at 31 December 2011.

•
Further positions in financial instruments comprise €17.4 billion of mortgage and other asset-backed securities. The composition of this portfolio has not changed substantially from 31 December 2010. Included are €6.8 billion residential mortgage-backed securities covered by the Dutch mortgage guarantee scheme and €9.0 billion residential mortgage covered bonds the majority of which originated in Spain.

Business review continued	Business Review
Risk and balance sheet management

Country risk
Country risk is the risk of material losses arising from significant country-specific events such as sovereign events (default or restructuring); economic events (contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (transfer or convertibility restrictions and expropriation or nationalisation); and natural disaster or conflict. Such events have the potential to affect elements of RBSH Group’s credit portfolio that are directly or indirectly linked to the country in question and can also give rise to market, liquidity, operational and franchise risk related losses.

External risk environment
2011 was another year of heightened country risks. However, trends were divergent, with conditions deteriorating among vulnerable eurozone countries facing growth impediments and higher public debt burdens, while many emerging markets continued to enjoy relative stability, seeing net inflows of capital for the full year and lower spreads despite some risk aversion in the second half. In the US, notwithstanding a more challenging political environment and a sovereign downgrade from a rating agency, a deal was secured to increase the sovereign debt ceiling, and yields on government debt remain low.

Eurozone risks
Europe was at the centre of rising global risks, owing to a combination of slower growth among some of its major economies and a further deepening of the ongoing sovereign crisis, which in turn harmed financial sector health. Risks in Greece rose as a deeper than expected contraction in GDP impacted the fiscal adjustment programme and hit debt sustainability. Negotiations on a voluntary restructuring of public debt held by the private sector commenced in the first half and a deal was finalised in March 2012, resulting in a contained default event. This in turn led to an agreement by eurozone leaders on a further borrowing programme for the Greek government.

In May 2011, Portugal’s new government agreed a borrowing programme with the European Union - International Monetary Fund (EU-IMF) after a sharp deterioration in sovereign liquidity. Ireland's performance under its EU-IMF programme was good and the announcement of a bank restructuring deal without defaults on senior debt obligations helped improve market confidence. This was reflected in a compression in bond spreads in the second half of the year.

Despite the announcement of significant new support proposals by eurozone leaders in July 2011, investor worries over risks to their implementation rose and market conditions worsened markedly as a result. Risk aversion towards Spanish and Italian assets picked up and despite a policy response by both countries, yields remained elevated, prompting the ECB to intervene to support their bonds in secondary markets for the first time. Contagion affected bank stocks and asset prices. Eurozone leaders responded by stepping up anti-crisis efforts, focusing largely on agreeing fiscal reform, bolstering bank capital and strengthening capacity to offer financing support to sovereigns losing market access. The ECB continued to buy sovereign debt in the secondary market and increased liquidity support to banks with the introduction of an emergency three-year long-term refinancing operation in December. This helped ease interbank funding tensions somewhat and may have contributed to some relief in sovereign debt markets late in the year, as yields on new issuance by Spain and Italy dropped.

Emerging markets
Emerging markets continued to perform relatively well. In Asia, despite slowing growth, China and India continued to post strong overall expansion, while generally large external savings levels reinforced balance of payments stability. In China specifically, measures to curb house price growth began to have a more noticeable impact, with real estate prices falling in many cities. Efforts are underway to address some bank asset quality concerns linked to rapid lending growth in 2009.

In Emerging Europe, Russia experienced some contagion into asset markets from weaker commodity prospects and a challenging investment climate, but the sovereign balance sheet remained quite robust. Foreign exchange debts remained a risk factor in a number of Eastern European economies. Elsewhere, Turkey’s economy cooled in the second half of 2011, helping to narrow the current account deficit sharply, though external vulnerabilities persisted.

The Middle East and North Africa witnessed political instability in a number of the relatively lower-income countries. The path of any transition has yet to become fully clear in most cases. Excluding Bahrain, pressures for change were more contained in the Gulf Co-Operation Council countries.

Latin America remained characterised by relative stability owing to balance sheet repair by a number of countries following crises in previous decades. Capital inflows contributed to currency appreciation, but overheating pressures have so far proven contained, including in Brazil where credit growth slowed from high levels.

Outlook
Overall, the outlook for 2012 remains challenging with risks likely to remain elevated but divergent. Much will depend on the success of EU efforts to contain contagion from the sovereign crisis (where downside risks are high) and whether growth headwinds in larger advanced economies persist. Emerging market balance sheet risks remain lower, despite ongoing structural and political constraints, but these economies will continue to be affected by events elsewhere through financial markets and trade channels.

Governance
All country exposures in RBSH Group are covered by RBSG Group's country risk framework. In this framework, a limited number of advanced countries are under risk-based monitoring only, with all other countries placed under limit control using RBSG Group’s country risk watch list process either when these have been identified as exhibiting signs of stress, or when it is considered appropriate. Detailed portfolio reviews are undertaken to align country risk profiles to RBSG Group’s country risk appetite in light of evolving economic and political developments.

Country risk limits are set within the country risk appetite framework of RBSG Group and under consideration of the capital size of the RBSH Group and the country risk grade. Authority is delegated to RBSG Group Country Risk Committee to manage exposures within this framework, with escalation to the RBSH RCC in case of country risk appetite excesses.

Business review continued	Business Review
Risk and balance sheet management

Risk management: Country risk continued
RBSG Group appetite is set for individual countries based on a risk assessment taking into account the country’s economic situation and outlook as well as RBSG Group’s franchise and business mix in that country. Additional limitations (for example, on foreign-currency exposure and product types with higher potential for loss in case of country events) may be established to address specific vulnerabilities in the context of a country's outlook and/or RBSG Group's business strategy in a particular country

Monitoring, management and mitigation
A country watchlist framework is in place to proactively monitor emerging issues and facilitate the development of mitigation strategies.

Management of country risk was further strengthened in 2011 with intensified stress testing, portfolio actions on a number of countries and enhancements to risk appetite setting and management systems, contributing inter alia to a reduction in exposures to a range of countries.

During 2011, RBSG Group conducted an analysis of its country risk profile. The outcome of this analysis was used to define more specific scenarios to be used as trigger events in stress testing - on an ongoing basis - at both Group and divisional levels. Such risk scenarios include a major balance sheet deleveraging across Europe, a default of an eurozone sovereign, or one or more stressed member states exiting the eurozone and undergoing currency redenomination, with subsequent contagion effects.

The situation remains very uncertain and the results of stress tests are sensitive to input assumptions. As a result, estimates of the potential impact on RBSH Group of various developments are wide-ranging. If a single country exits the eurozone, the impact could be limited. If several do, the impact is likely to be significant. Depending on the circumstances, the generally negative effect on RBSH Group of devaluations could be offset by the impact of revaluations. Nonetheless, the extent of market disruption is very difficult to predict and could be substantial.

From mid-2011, RBSG Group intensified its risk-mitigating actions at divisional level aimed at preparing RBSG Group for a wide variety of potential eurozone stress scenarios, with a particular focus on counterparty credit risk, settlement risk and funding risk. It also carried out a detailed assessment of the potential impact of such scenarios on Group systems to ensure broad readiness.

In a few specific cases, management of RBSH Group’s exposure was temporarily handed over to a cross-divisional country crisis team. Risk mitigation actions typically included taking guarantees or insurance, updating collateral agreements, credit documentation reviews and specified credit referral processes.

Risk appetite setting was strengthened by various measures. In addition to Greece, Ireland and Portugal, RBSH Group brought Italy and Spain under country limit control. Belgium and Japan followed in January 2012, with other advanced countries scheduled for review in this process throughout 2012. Benchmark ratios systematically guide the setting of medium-term country exposure limits.

RBSH Group’s regular, comprehensive and detailed country exposure reviews were further enhanced by intensified counterparty monitoring.

All of this, in combination with customers’ own efforts to reduce their debt levels, contributed to reductions in exposure to a range of countries including the vulnerable eurozone countries, Japan and countries in political transition in North Africa and the Middle East. Exposure reductions were implemented selectively, often retaining some credit lines for strategic clients and in cases of sufficient risk mitigation. Due to their nature, medium-term exposures cannot be adjusted as rapidly as short-term exposure.

Further strategic enhancements to portfolio management systems included the introduction of a comprehensive country risk management and reporting application, comprising banking and trading book exposures across RBSH Group on a consistent basis, and taking account of country risk transfers given guarantees, insurance and collateral taken. This system supports analysing and managing the exposures to countries in the eurozone and elsewhere, by tenor bucket, currency type, sector and product type, as well as by individual counterparty names and facilities. In addition, developments in trading book management systems played a role in actual exposure reductions in trading on a number of countries.

Internal rating systems were also further developed, contributing to more accurate calculations of country-specific default probabilities and expected loss-given-default rates which are determinants in the calculation of risk-weighted assets and economic capital.

Other developments in country risk management in 2011 included the development of the regional and country risk view in RBSH Group’s economic capital model and in integrated stress testing.

Going forward, RBSH Group continues to extend country limit control to other countries within and outside the eurozone and will continue to manage medium-term exposure closer to its medium-term benchmark ratios. In addition, work is continuing on the determination of actual appetite per country, on the country risk reporting systems and their integration with credit, treasury and finance systems, on the representation of country risk aspects in rating models, economic capital models and integrated stress testing, and on the combination with actual and expected returns. All of this should help RBSH Group determine and steer its risk profile and further optimise RBSH Group’s global portfolio management.

Credit default swap (CDS) contracts are used for a number of purposes such as hedging of the credit trading portfolio, management of counterparty credit exposure and the mitigation of wrong-way risk. The RBSH Group generally uses CDS contracts to manage exposure on a portfolio rather than specific exposures. This may give rise to maturity mismatches between the underlying exposure and the CDS contract as well as between bought and sold CDS contracts on the same reference entity.

The terms of RBSH Group’s CDS contracts are covered by standard ISDA documentation, which determines if a contract is triggered due to a credit event. Such events may include bankruptcy or restructuring of the reference entity or a failure of the reference entity to repay its debt or interest. Under the terms of a CDS contract, one of the regional ISDA Credit Derivatives Determinations Committees is empowered to decide whether or not a credit event has occurred.

Business review continued	Business Review
Risk and balance sheet management

Risk management: Country risk continued
Country risk analysis
The following tables show RBSH Group’s exposure at 31 December 2011 by country of incorporation of the counterparty. Countries shown are those where RBSH Group’s balance sheet exposure to counterparties incorporated in the country exceeded £0.5 billion (approximately €0.6 billion) and the country had an external rating of A+ or below from S&P, Moody’s or Fitch at 31 December 2011, as well as selected eurozone countries. The numbers exclude balances with RBSG Group and are stated before taking into account the impact of mitigating actions, such as collateral, insurance or guarantees, which may have been taken to reduce or eliminate exposure to country risk events. Exposures relating to ocean-going vessels are not included due to their multinational nature. For further details of exposures relating to available-for-sale debt securities by country, refer to page 73.

The following definitions apply to the tables on pages 77 to 81:

Lending comprises gross loans and advances, to: central and local governments; central banks, including cash balances; other banks and financial institutions, incorporating overdraft and other short-term credit lines; corporations, in large part loans and leases; and individuals, comprising mortgages and personal loans. Includes impaired loans and loans where an impairment event has taken place, but the impairment provision is recognised.

Debt securities comprise securities classified as available-for-sale (AFS), loans and receivables (LAR), held-for-trading (HFT) and designated as at fair value through profit or loss (DFV). All debt securities other than LAR securities are carried at fair value; LAR debt securities are carried at amortised cost less impairment. HFT debt securities are presented as gross long positions (including DFV securities) and short positions per country. Impairment losses and exchange differences relating to AFS debt securities, together with interest are recognised in the income statement; other changes in the fair value of AFS securities are reported within AFS reserves, which are presented gross of tax.

Derivatives comprise the mark-to-market (mtm) value of such contracts after the effect of enforceable netting agreements, but gross of collateral. Reverse repurchase agreements comprise the mtm value of counterparty exposure arising from repo transactions net of collateral.

Balance sheet exposures comprise lending exposures, debt securities and derivatives and repo exposures.

Contingent liabilities and commitments comprise contingent liabilities, including guarantees, and committed undrawn facilities.

Credit default swaps (CDSs) under a CDS contract, the credit risk on the reference entity is transferred from the buyer to the seller. The fair value, or mtm, represents the balance sheet carrying value. The mtm value of CDSs is included within derivatives against the counterparty of the trade, as opposed to the reference entity. The notional is the par amount of the credit protection bought or sold and is included against the reference entity of the CDS contract.

The column CDS notional less fair value represents the notional less fair value amounts arising from sold positions netted against those arising from bought positions, and represents the net change in exposure for a given reference entity should the CDS contract be triggered by a credit event, assuming there is a zero recovery rate. However, in most cases, RBSH Group expects the recovery rate to be greater than zero and the exposure change to be less than this amount.

RBSH Group primarily transacts CDS contracts with investment-grade global financial institutions who are active participants in the CDS market. These transactions are subject to regular margining. For European peripheral sovereigns, credit protection has been purchased from a number of major European banks, predominantly outside the country of the reference entity. In a few cases where protection was bought from banks in the country of the reference entity, giving rise to wrong-way risk, this risk is mitigated through specific collateralisation.

‘Other eurozone’ refers to Austria, Cyprus, Estonia, Finland, Malta, Slovakia and Slovenia. The Netherlands, while being a eurozone country, has been excluded in these country risk tables as RBS N.V. is based in the Netherlands.

Business review continued	Business Review
Risk and balance sheet management

Risk management: Country risk continued
	Lending
	Central and local government €m	Central banks €m	Other banks €m	Other financial institutions €m	Corporate €m	Personal €m	Total lending €m	Debt securities €m	Derivates (gross of collateral) and repos €m	Balance sheet exposures €m	Contingent liabilities and commitments €m	Total €m	CDS (notional less fair value) €m
2011
Eurozone
Spain	-	4	4	1	813	-	822	7,662	5	8,489	1,576	10,065	(39)
Italy	-	2	20	99	1,329	-	1,450	1,104	699	3,253	928	4,181	(115)
Greece	8	7	-	-	457	-	472	373	1	846	24	870	-
Ireland	-	8	16	-	151	-	175	367	57	599	429	1,028	192
Portugal	-	-	8	-	32	-	40	176	74	290	67	357	(4)
Germany	-	42	12	17	748	85	904	5,675	599	7,178	3,188	10,366	(140)
France	-	-	91	35	923	-	1,049	2,599	301	3,949	2,110	6,059	(252)
Luxembourg	-	-	-	75	314	-	389	(47)	1,537	1,879	324	2,203	(87)
Belgium	-	10	11	391	337	-	749	879	196	1,824	766	2,590	(12)
Other eurozone	-	-	17	22	275	-	314	722	30	1,066	403	1,469	(12)
Total eurozone	8	73	179	640	5,379	85	6,364	19,510	3,499	29,373	9,815	39,188	(469)

Other countries
India	-	329	533	42	3,076	132	4,112	1,732	231	6,075	867	6,942	-
China	11	213	1,470	19	763	5	2,481	654	100	3,235	1,626	4,861	(12)
Republic of Korea	-	6	764	2	685	-	1,457	711	286	2,454	595	3,049	-
Turkey	257	231	300	75	1,176	-	2,039	69	77	2,185	406	2,591	-
Romania	79	173	36	10	494	469	1,261	240	7	1,508	190	1,698	-
Russia	-	43	404	10	461	-	918	209	27	1,154	305	1,459	-
Poland	42	249	-	11	684	-	986	127	11	1,124	825	1,949	-
Brazil	-	-	-	-	222	-	222	826	6	1,054	13	1,067	-
Mexico	-	8	24	-	709	-	741	44	73	858	334	1,192	-
Indonesia	87	53	165	8	153	-	466	150	207	823	81	904	-
Czech Republic	-	-	-	-	357	-	357	247	47	651	164	815	-
Malaysia	-	4	20	43	147	7	221	269	159	649	149	798	-

Business review continued	Business Review
Risk and balance sheet management

Risk management: Country risk continued
	Lending
	Central and local government €m	Central banks €m	Other banks €m	Other financial institutions €m	Corporate €m	Personal €m	Total lending €m	Debt securities €m	Derivates (gross of collateral) and repos €m	Balance sheet exposures €m	Contingent liabilities and commitments €m	Total €m	CDS (notional less fair value) €m
2010
Eurozone
Spain	-	6	2	1	830	-	839	7,896	39	8,774	1,945	10,719	(562)
Italy	43	2	27	180	622	-	874	1,359	670	2,903	2,021	4,924	(382)
Greece	16	27	20	-	136	-	199	1,038	3	1,240	140	1,380	-
Ireland	-	6	15	89	184	-	294	352	368	1,014	1,222	2,236	10
Portugal	-	-	19	-	32	-	51	231	56	338	379	717	(16)
Germany	-	55	16	35	892	90	1,088	8,269	1,315	10,672	4,135	14,807	(1,341)
France	-	-	15	22	914	-	951	3,409	1,562	5,922	3,411	9,333	(1,211)
Luxembourg	-	29	5	162	524	-	720	106	1,391	2,217	724	2,941	(186)
Belgium	-	16	269	32	442	355	1,114	884	82	2,080	982	3,062	(19)
Other eurozone	-	1	21	45	247	-	314	590	87	991	1,098	2,089	(30)
Total eurozone	59	142	409	566	4,823	445	6,444	24,134	5,573	36,151	16,057	52,208	(3,737)

Other countries
India	-	-	1,515	356	2,844	298	5,013	1,951	190	7,154	1,326	8,480	(128)
China	20	321	1,402	14	735	39	2,531	666	49	3,246	1,534	4,780	(20)
Republic of Korea	-	320	952	6	620	-	1,898	1,106	444	3,448	1,140	4,588	(94)
Turkey	327	79	503	43	1,438	-	2,390	105	87	2,582	625	3,207	-
Romania	42	206	24	19	482	516	1,289	355	9	1,653	366	2,019	-
Russia	-	128	282	8	1,248	3	1,669	126	23	1,818	609	2,427	(15)
Poland	-	195	-	7	658	-	860	235	16	1,111	1,156	2,267	-
Brazil	-	-	1	-	300	-	301	710	12	1,023	97	1,120	(16)
Mexico	-	9	37	-	1,043	-	1,089	150	86	1,325	890	2,215	(45)
Indonesia	97	49	281	8	262	1	698	406	205	1,309	240	1,549	(7)
Czech Republic	-	3	-	-	423	-	426	320	193	939	219	1,158	-
Malaysia	-	51	48	57	172	12	340	299	152	791	79	870	(19)

Business review continued	Business Review
Risk and balance sheet management

Risk management: Country risk continued
Key points
•	Reported exposures are affected by currency movements. During 2011, the euro fell 3.3% against the US dollar and 3.1% against the British pound.

•
Exposure to most countries shown in the table declined over 2011 as RBSH Group maintained a cautious stance and many bank clients reduced debt levels. Decreases were seen in balance sheet and off-balance sheet exposures in many countries. Increases in derivatives and repos in a few countries were in line with RBSH Group’s strategy, driven partly by customer demand for hedging solutions and partly by market movements; risks are generally mitigated by active collateralisation.

•
India - despite strong economic growth in 2011, exposure was reduced across most product types, particularly in the fourth quarter, driven by a GTS exercise in the region to manage down risk-weighted assets, natural run-offs/maturities and a sharp rupee depreciation. Year-on-year increases in lending to corporate clients (€0.2 billion) and the central bank (€0.3 billion) were offset by reductions in lending to banks (€1.0 billion) and other financial institutions (€0.3 billion).

•
China - lending to Chinese banks increased in the first three quarters of the year, supporting trade finance activities and on-shore regulatory needs, but by the end of 2011 exposure had decreased to close to December 2010 levels. RBSH Group reduced lending in the interbank money markets over the final quarter.

•
Republic of Korea - exposure decreased by €1.5 billion during 2011. This was due to reductions in lending and off-balance sheet exposures as well as in debt securities as RBSH Group managed its wrong-way risk exposure. RBSH Group maintained a cautious stance given the current global economic downturn.

•
Turkey - exposures were managed down in most categories, with the non-strategic (mid-market) portfolio significantly reduced in 2011. Nonetheless, Turkey continues to be one of RBSH Group’s key emerging markets. The strategy remains client-centric, with the product offering tailored to selected client segments across large Turkish international corporate clients and financial institutions as well as Turkish subsidiaries of global clients.

•
Mexico - asset sales and a number of early repayments in the corporate portfolio led to exposure falling €1.0 billion in the year. This decline also reflects RBSH Group’s cautious approach to new business during the fourth quarter following its decision to close its onshore operation in Mexico.

•
Eurozone periphery (Spain, Italy, Greece, Ireland and Portugal) - Exposure decreased across most of the periphery, with derivatives (gross of collateral) and repos being the only component that still saw some increases year on year (partly an effect of market movements on existing positions). Much of RBSH Group’s country risk exposure to the eurozone periphery countries arises from the activities of GBM. RBSH Group has some large holdings of Spanish bank and financial institutions MBS bonds and smaller quantities of Italian bonds and Greek sovereign debt. GTS provides trade finance facilities to clients across Europe including the eurozone periphery. Please see detailed commentary on RBSH Group’s exposure to eurozone countries on page 81.

•
RBSH Group primarily transacts CDS contracts with investment-grade global financial institutions that are active participants in the CDS market. These transactions are subject to regular margining. For European peripheral sovereigns, credit protection has been purchased from a number of major European banks, predominantly outside the country of the reference entity. In a few cases where protection was bought from banks in the country of the reference entity, giving rise to wrong-way risk, this risk is mitigated through specific collateralisation.

•
RBSH Group used CDS contracts throughout 2011 to manage both eurozone country and counterparty exposures. Gross notional bought and sold eurozone CDS contracts fell across the board during 2011, caused by migrations or novations to RBS plc. The magnitude of the fair value of bought and sold CDS contracts decreased for the same reason, and despite a widening of eurozone CDS spreads.

Business review continued	Business Review
Risk and balance sheet management

Risk management: Country risk continued
Eurozone

											CDS by reference entity
	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Notional		Fair value
						Long	Short				Bought	Sold	Bought	Sold
31 December 2011	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m

Central and local government	8	-	-	9,416	(680)	-	-	9,416	-	9,424	145	20	81	(10)
Central banks	73	-	-	-	-	-	-	-	346	419	-	-	-	-
Other banks	179	-	-	7,223	(1,181)	17	4	7,236	690	8,105	111	17	23	(1)
Other financial institutions	640	-	-	2,609	(826)	6	55	2,560	2,242	5,442	305	12	404	(1)
Corporate	5,379	618	528	298	(5)	-	-	298	221	5,898	544	18	74	(1)
Personal	85	74	55	-	-	-	-	-	-	85	-	-	-	-

	6,364	692	583	19,546	(2,692)	23	59	19,510	3,499	29,373	1,105	67	582	(13)

31 December 2010
Central and local government	59	-	-	13,013	(1,170)	61	-	13,074	1	13,134	-	-	-	-
Central banks	142	-	-	-	-	-	-	-	226	368	-	-	-	-
Other banks	409	-	-	7,509	(1,058)	84	-	7,593	2,857	10,859	334	7	110	(6)
Other financial institutions	566	-	-	2,991	(594)	-	-	2,991	2,090	5,647	874	16	511	(10)
Corporate	4,823	377	255	286	(2)	190	-	476	399	5,698	3,893	27	726	(15)
Personal	445	156	129	-	-	-	-	-	-	445	-	-	-	-

	6,444	533	384	23,799	(2,824)	335	-	24,134	5,573	36,151	5,101	50	1,347	(31)

CDS bought protection: counterparty analysis by internal grading scale

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2011	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Banks	74	5	-	-	63	12	-	-	137	17
Other financial institutions	775	49	193	1	-	-	-	-	968	50

	849	54	193	1	63	12	-	-	1,105	67

Business review continued	Business Review
Risk and balance sheet management

Risk management: Country risk continued
Eurozone continued
Key points
•
During 2011, in anticipation of widening credit spreads and for reasons of general risk management, RBSH Group saw a number of maturities and sales in German and French sovereign debt securities, combining with a natural run down in the portfolio.

•	Derivatives and repos, and off-balance sheet exposure were significantly reduced in 2011, particularly in Germany and France.

Eurozone periphery (Spain, Italy, Greece, Ireland and Portugal)
•
Spain - exposure fell in 2011 in contingent liabilities and commitments, debt securities and corporate lending, as a result of steps to de-risk the portfolio. RBSH Group had some small AFS debt securities exposure to the government and some very small lending exposure to the central bank. A sizeable covered bond portfolio of €7.6 billion, see page 73 for further details, is RBSH Group’s largest exposure to the Spanish financial sector. The portfolio continued to perform satisfactorily in 2011. Stress analysis conducted to date on these available-for-sale debt securities indicated that this exposure is unlikely to suffer material credit losses. However, RBSH Group continues to monitor the situation closely. Exposure to Spanish corporate clients declined during 2011, with reductions in off-balance sheet items and lending to a broad range of sectors, and some increase in lending only to the energy and telecom sectors.

•
Italy - Since the start of 2011, RBSH Group has taken steps to reduce its risks through strategic exits where appropriate, or to mitigate these risks through increased collateral requirements, in line with RBSH Group’s evolving appetite for Italian risk. Exposure to Italian counterparties decreased by €0.7 billion over 2011, driven by reductions in contingent liabilities and commitments and in debt securities. Over 2011, exposure to the Italian government declined by €0.3 billion, due largely to a reduced AFS debt securities position. RBSH Group’s product offering consists largely of collateralised trading products and, to a lesser extent, short-term uncommitted lending lines for liquidity purposes. During the fourth quarter of the year, gross mtm derivatives exposure increased due to market movements but the risk was mitigated since most facilities are fully collateralised. Overall, exposure to banks and other financial institutions declined as a result of reductions in lending, AFS debt securities and off-balance sheet items. Lending exposure increased by €0.7 billion during 2011, driven by new exposure to subsidiaries of major international companies, partially offset by reductions in lending to the property industry and a few other sectors.

•
Greece - RBSH Group has reduced its effective exposure to Greece and continues to actively manage its exposure to the country, in line with the de-risking strategy that has been in place since early 2010. Much of the remaining exposure is collateralised or guaranteed. As a result of the continued deterioration in Greece’s fiscal position, coupled with the potential for the restructuring of Greek sovereign debt, RBSH Group recognised an impairment charge in respect of AFS Greek government bonds. At the start of 2011, RBSH Group reclassified the domicile of exposures to a number of defaulted clients, resulting in an increase in reported exposure to Greek corporate clients as well as increases in REIL and impairment provisions. RBSH Group’s corporate exposure is steadily declining. The focus is now on short-term trade facilities to the domestic subsidiaries of international clients, increasingly supported by parental guarantees.

•
Ireland - RBSH Group’s exposure to Ireland of approximately €1.0 billion comprises AFS debt securities issued by banks and the government, contingent liabilities and commitments, and lending to corporate clients. Part of the exposure is to financial institutions and large international clients with funding units based in Ireland. Exposure to counterparties in Ireland more than halved in 2011, with notable reductions in contingent liabilities and commitments of €0.8 billion, in derivatives and repos of €0.3 billion and in lending of €0.1, as a result of de-risking in the portfolio and portfolio migrations and novations from RBS N.V. to RBS plc.

•
Portugal - In early 2011, RBSH Group closed its local operations in Portugal, leaving RBSH Group with modest overall exposure of €0.4 billion by year-end, now managed out of Spain. Medium-term activity has ceased with the exception of that carried out under a Credit Support Annex. RBSH Group’s exposure to the Portuguese government comprises only some modest AFS debt securities exposure, which declined to less than €0.1 billion driven by falling market prices.

Business review continued	Business Review
Risk and balance sheet management

Market risk
Market risk arises from changes in interest rates, foreign currency, credit spreads, equity prices and risk related factors such as market volatilities. RBSH Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework. This control framework includes qualitative guidance in the form of comprehensive policy statements, dealing authorities, limits based on, but not limited to, value-at-risk (VaR), stress testing, positions and sensitivity analyses.

RBSG Group provides services to RBSH Group to enable appropriate market risk management within RBSH Group.

Governance
Business structure
The primary focus of RBSH Group’s trading activities is to provide an extensive range of debt and equity financing, risk management and investment services to its customers, including major corporations and financial institutions around the world. RBSH Group undertakes these activities organised within the principal business lines: money markets, rates flow trading, currencies and commodities, equities, credit markets and portfolio management and origination.

Financial instruments held in RBSH Group’s trading portfolios include, but are not limited to: debt securities, loans, deposits, equities, securities sale and repurchase agreements and derivative financial instruments.

RBSH Group undertakes transactions in financial instruments that are traded or cleared on an exchange, including interest rate swaps, futures and options. Holders of exchange traded instruments provide margin on a daily basis with cash or other security at the exchange.

RBSH Group also undertakes transactions in financial instruments that are traded over-the-counter (OTC), rather than on a recognised exchange. These instruments range from commoditised transactions in derivative markets, to trades where the specific terms are tailored to meet customer requirements.

Assets and liabilities in the trading book are measured at their fair value. Fair value is the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair values are determined following IAS 39 guidance which requires banks to use quoted market prices or, where this is not possible, valuation techniques (models) that make appropriate use of available observable inputs. When marking to market using a model, the valuation methodologies are approved by all stakeholders (trading, finance, market risk, model development and model review) prior to use for profit and loss and risk management purposes. Any profits or losses on the revaluation of positions are recognised in the daily profit and loss.

Organisation structure
Independent oversight and support is provided to the business by the Global Head of Market & Insurance Risk, assisted by RBSH Group and business Market Risk teams. The head of each business, assisted by the business risk management team, is accountable for all market risks associated with its activities.

The Global Market Risk Committee reviews and makes recommendations concerning the market risk profile across RBSH Group, including risk appetite, risk policy, models, methodology and market risk development issues. The Committee meets monthly and is chaired by the Global Head of Market & Insurance Risk. Attendees include respective divisional Risk Managers and RBSG Group Market Risk.

Risk management
Key principles
RBSG Group’s qualitative market risk appetite is set out in policy statements, which outline the governance, responsibilities and requirements surrounding the identification, measurement, analysis, management and communication of market risk arising from the trading and non-trading investment activities of RBSG Group. All teams involved in the management and control of market risk are required to fully comply with the policy statements to ensure RBSG Group is not exposed to market risk beyond the qualitative and quantitative risk appetite. The control framework covers the following principles:

•	Clearly defined responsibilities and authorities for the primary groups involved in market risk management in RBSG Group;

•	An independent market risk management process;

•	A market risk measurement methodology that captures correlation effects and allows aggregation of market risk across risk types, markets and business lines;

•	Daily monitoring, analysis and reporting of market risk exposures against market risk limits;

•	Clearly defined limit structure and escalation process in the event of a market risk limit excess;

•	Use of ‘Value-at-Risk’ (VaR) as a measure of the one-day market risk exposure of all trading positions

•	Use of non-VaR based limits and other controls;

•
Use of stress testing and scenario analysis to support the market risk measurement and risk management process by assessing how portfolios and global business lines perform under extreme market conditions;

•	Use of backtesting as a diagnostic tool to assess the accuracy of the VaR model and other risk management techniques;

•	Adherence to the risks not in VaR (RNIV) framework to identify and quantify risks not captured within the VaR model;

•	A new product approval process that requires market risk teams to assess and quantify market risk associated with proposed new products.

Business review continued	Business Review
Risk and balance sheet management

Risk management: Market risk continued
Risk management continued
Quantitative risk appetite
The RBSG Group Executive Risk Forum (ERF) approves quantitative market risk appetite for trading and non-trading activities. The Global Head of Market & Insurance Risk, under delegated authority from the ERF, sets and populates a limit framework, which is cascaded down through legal entity, division, business and desk level market risk limits.

At RBSH Group level, the risk appetite is expressed in the form of a combination of VaR, sensitivity and stress testing limits.

A daily report summarises RBSG Group’s market risk exposures. This daily report is sent to the RBSG Group Head of Restructuring & Risk, RBSG Group Global Head of Market & Insurance Risk, business RBSG Group Chief Risk Officers and appropriate business Market Risk Managers. In addition a daily report summarising RBSH Group’s market risk exposures against the agreed limits is produced and sent to the Head of Market Risk RBS N.V.

Legal entities, divisions, and lower levels in the business have an appropriate market risk framework of controls and limits in place to cover all material market risk exposures.

The specific market risk metrics that are appropriate for controlling the positions of a desk will be more granular than the RBSG Group level limit and tailored to the particular business.

The majority of RBSH Group’s market risk exposure is in the GBM and Non-Core divisions and Group Treasury. RBSH Group is also exposed to market risk through interest rate risk on its non-trading activities. There are additional non-trading market risks in the retail and commercial businesses of RBSH Group, principally interest rate risk and foreign exchange risk. These aspects are discussed in more detail in Balance sheet management – Interest rate risk on page 45 and structural foreign currency exposures on page 46.

Risk models
VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence level. For internal risk management purposes, RBSG Group’s VaR assumes a time horizon of one trading day and a confidence level of 99%. RBSG Group's VaR model is based on a historical simulation model, utilising data from the previous two years.

At RBSH Group level a different VaR model is employed. It remains based on a historical simulation model and assumes a time horizon of one trading day and a confidence level of 99%. However, it uses 401 observations of historic market data exponentially weighted with a weighted average history of six months. The VaR has been approved by DNB to calculate regulatory capital for the trading book. The approval covers general market risk in interest rate, currency, equity and commodity products and specific risk in interest rate and equity products.

As the VaR model is an important market risk measurement and control tool and is used for determining a significant component of the market risk capital, it is regularly assessed. The main approach employed is the technique known as back-testing which counts the number of days when a loss exceeds the corresponding daily VaR estimate, measured at a 99% confidence level. The VaR is categorised as green, amber or red. A green model is consistent with a good working model and is achieved for models that have four or less back-testing exceptions in a 12 month period. For RBSH Group’s trading book, a green model status was maintained throughout 2011.

RBSH Group's VaR should be interpreted in light of the limitations of the methodology used, as follows:

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

•
RBSH Group computes the VaR of trading portfolios at the close of business. Positions may change substantially during the course of the trading day and, if so, intra-day profit and losses will be incurred.

These limitations mean that RBSH Group cannot guarantee that losses will not exceed the VaR.

The RNIV framework has been developed to quantify those market risks not adequately captured by the market standard VaR methodology. Where risks are not included in the model, various non-VaR controls (for example, portfolio size limits, sensitivity limits, triggers or stress limits) are in place.

Risk models are developed both within business units and by Group functions. Risk models are also subject to independent review and sign-off to the same standard as pricing models. Meetings are held with the DNB every quarter to discuss the traded market risk, including changes in models, management, back-testing results, risks not included in the VaR framework and other model performance statistics.

A number of VaR model and methodology enhancements were introduced during 2011. The quality of the market data time series used in the ABS Mortgage trading business was improved, moving from interpolated weekly data to daily observed time series. This change has improved the accuracy of the correlation between the different time series in the daily data. Additionally, the basis modelling between the cash and derivatives has been refined by introducing additional time series for the subprime and subordinated residential bonds, reducing the over-reliance on the commercial mortgage basis which was used as a conservative proxy.

Business review continued	Business Review
Risk and balance sheet management

Risk management: Market risk continued
Risk management continued
Risk models continued
A more appropriate time series for the Dutch RMBS portfolio was adopted to better reflect the risk in the portfolio as more granular market data became available. In addition, collateralised based discounting has been implemented for the vast majority of the collateralised positions in place of the previous LIBOR-based discounting approach.

Following the implementation of CRDIII, two new models, for stressed VaR (SVaR) and incremental risk charge (IRC) have been successfully approved by the DNB and form part of the capital and risk management framework from 31 December 2011 onwards. All the other aspects of the CRDIII rule changes have also been implemented.

Basel 2.5 (CRDIII)
The aim of CRDIII is to improve the financial strength of institutions by increasing the financial resources required against certain risks in the trading book.

RBSH Group is required to calculate an additional capital charge based on a stressed calibration of the VaR model - stressed VaR (SVaR) and an incremental risk charge (IRC) to capture the default and migration risk for credit risk positions in the trading book.

Pricing models
Pricing models are developed and owned by the front office. Where pricing models are used as the basis of books and records valuations, they are subject to oversight and approval by RBSG Group asset level modelled product review committees (ALMPRCs). These committees prioritise models for independent validation by Group Risk Analytics (GRA) taking  into consideration both the materiality of risk booked against the model and an  assessment of the degree of model risk (i.e. valuation uncertainty arising from choice of modelling assumptions). The GRA review aims to quantify model risk by comparing model outputs against those of alternative independently developed models, the results of which are used by Market Risk to inform risk limits and by Finance to inform model reserves.

In 2011, a new set of RBSG Group Standards were agreed and implemented for the development, testing and validation of derivative pricing models. Revisions to the model validation framework ensure that all new models and model changes are reviewed by Market Risk and Finance and, subject to materiality, independently validated by GRA. Model governance is through the ALMPRCs, which are newly established subcommittees of the overall GBM Modelled Product Review Committee (previously called the Group Model Product Review Committee).

Stress testing
RBSH Group undertakes daily stress testing to identify the potential losses in excess of VaR. Stress testing is used to calculate a range of trading book exposures which result from extreme market events. Stress testing measures the impact of exceptional changes in market rates and prices on the fair value of RBSH Group’s trading portfolios. RBSH Group calculates sensitivity analysis, historical stress tests and bottom-up stress testing.

Sensitivity analysis measures the current portfolio of positions sensitivity to defined market risk factor movements. These stresses are of a smaller magnitude compared to historical or bottom-up stress testing and are subject to the RBSG Group Market Risk limit framework.

Historical stress tests calculate the changes in the portfolio valuations that would be generated if the market movements that occurred during historical market events were repeated.

Bottom-up stress testing is based on analysing the market risk exposures by risk factors and stressing each risk factor based on consultation with risk managers, economists and front office. The tests may be based on an economic scenario that is translated into risk factor shocks by an economist or by risk managers and front office as a means of assessing the vulnerabilities of their book.

The RBSG Global Market Risk Stress Testing Committee reviews and discusses all matters relating to Market Risk Stress Testing. Stress test exposures are discussed with senior management and relevant information is reported to the RBSH Group Risk Committee (GRC), ERF, RBSG Group Board and the Managing Board. Breaches in RBSH Group’s market risk stress testing limits are monitored and reported.

In 2011, the Market Risk Stress Testing framework was further developed and enhanced.

In addition to VaR and stress testing, RBSH Group calculates a wide range of sensitivity and position risk measures, for example interest rate ladders or option revaluation matrices. These measures provide valuable additional controls, often at individual desk or strategy level.

Business review continued	Business Review
Risk and balance sheet management

Risk management: Market risk continued

The VaR for the trading portfolios segregated by type of market risk exposure, including idiosyncratic risk, is presented in the table below.

	2011				2010
Trading VaR summary	Average €m	Period end €m	Maximum €m	Minimum €m	Average €m	Period end €m	Maximum €m	Minimum €m
Interest rate	4.5	4.0	9.6	3.0	5.6	4.1	10.1	2.8
Credit spread	2.4	1.7	4.3	1.1	6.3	4.0	9.6	1.7
Currency	3.1	1.4	15.3	1.1	1.6	2.0	4.7	0.6
Equity	6.5	2.5	15.8	1.8	7.6	7.0	14.8	2.0
Commodity	0.8	1.1	6.7	-	0.8	1.1	4.1	0.1
Diversification (1)		(6.2)			-	(8.7)	-	-
	8.5	4.5	18.3	4.0	11.5	9.5	19.0	3.4

	2009
	Average €m	Period end €m	Maximum €m	Minimum €m
Interest rate	25.8	14.1	74.6	9.0
Credit spread	-	-	-	-
Currency	5.1	1.7	16.4	0.4
Equity	11.2	12.0	21.0	2.6
Commodity	0.8	0.6	2.5	0.3
Diversification	-	(14.3)	-	-
	24.4	14.1	70.7	7.0

Notes:
(1)
RBSH Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, industry counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. Diversification has an inverse relationship with correlation. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points
•	The average total VaR utilisation fell in 2011 compared with 2010 as a result of a reduction in trading book exposure due to transfers of businesses to RBS plc.

•
The average total VaR utilisation fell in 2010 compared with 2009 largely as a result of a reduction in trading book exposure due to transfers of businesses to RBS plc and reduced market volatility experienced throughout the period.

•	2009 VaR figures reflect the inclusion of the Dutch State and Santander acquired businesses existing in the period prior to the legal separation of ABN AMRO Bank on 1 April 2010.

Business review continued	Business Review
Risk and balance sheet management

Operational risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. It is an integral and unavoidable part of RBSH Group’s business as it is inherent in the processes it operates to provide services to customers and meet strategic objectives.

Operational risk management
The objective of operational risk management is not to remove operational risk altogether, but to manage it to an acceptable level, taking into account the cost of minimising the risk against the resultant reduction in exposure. Strategies to manage operational risk include avoidance, transfer, acceptance and mitigation by controls.

RBSH Group made significant improvements in its operational risk framework during 2011, enhancing its management of operational risks. This is particularly evident in respect of RBSH Group’s Policy Framework, risk assessment, scenario analysis and statistical modelling for capital requirements. Further development will continue in 2012.

Details are set out below along with the key processes through which RBSH Group manages operational risk.

Governance, structure and risk appetite
Governance and structure
RBSG Group Operational Risk (GOR) is an independent function responsible for the operational risk policy standards (ORPS), which are incorporated in RBSG Group Policy Framework (GPF). It provides the direction for delivering effective operational risk management and is designed to allow the consistent identification, assessment, management, monitoring and reporting of operational risk across RBSH Group.

Identification and assessment
Risk and control assessments
Controls that are effective without being excessive ensure RBSH Group retains its reputation for efficient customer service and security. Risk and control assessments are used to identify and assess material operational risks and key controls across all business areas. The process is designed to ensure that risks are effectively managed in line with stated risk appetite, prioritised and documented. Controls are tested frequently with a view to ensuring they remain fit for purpose and operate effectively. RBSH Group’s risk assessment methodology was enhanced during 2011 to ensure a more consistent approach to identifying risks and their associated controls and measuring expected loss. Risk assessments consider the new firm-wide taxonomy and will soon be captured in the RBSH Group-wide repository for operational risk.

Risk assessments are often conducted in a workshop environment, bringing together subject matter experts from across the division and key functions. By sharing expertise, they can identify improvements to risk identification, measurement and control. Risk governance is reviewed regularly ensuring that there is clarity and ownership of key risk areas. Through coming together and sharing knowledge, participants gain a broader understanding of how their work fits together.

RBSG Group new product approval process
RBSG Group new product approval process (GNPAP) ensures there is a consistent process to identify, assess and approve the risks associated with new products.

Following the conclusion of reviews conducted during 2011, enhancements will be made during 2012 to the product governance forums, to provide earlier engagement between the business, Group and divisional risk teams and subject matter experts when assessing whether the risks associated with new products are in line with appetite. The forums will be supported by an upgrade to RBSH Group’s key tools used to manage and report on new product approval.

Scenario analysis
Scenario analysis is used to assess the possible impact of extreme but plausible operational risk loss events. It provides a forward-looking basis for managing exposures beyond RBSH Group's risk appetite. The methodology provides a structured and consistent approach to scenario scoping and measurement. A portfolio of scenarios was developed in 2011 across divisions, covering material risks to which RBSH Group is exposed. RBSG Group-wide scenarios are centrally scoped and workshops are facilitated by GOR in conjunction with functions and policy owners, before being assessed by divisions to derive specific impact estimates. This also allows RBSH Group to review operational risk impacts as they arise from macroeconomic stresses (e.g. eurozone distress) in a time-efficient and effective manner.

By assessing extreme but plausible events, scenario analysis is an important component in the operational risk framework, providing senior management with valuable insight into systemic risk that could significantly impact its financial performance if these events were to occur. Using its forward-looking nature, senior management cross-examines various risk topics against a range of circumstances and assumptions.

Similar to risk assessments, scenarios are run in a workshop environment, bringing business, risk and control experts together and thereby ensuring that risk management is approached holistically.

Management, monitoring and reporting
Issues management
The objective of the operational risk issues management framework is the adoption of a consistent approach to the identification, capture, classification, monitoring, closure and acceptance of operational risk issues and associated actions across RBSH Group, in accordance with RBSH Group’s three lines of defence model.

Significant enhancements were made to the issues management process during 2010 including rollout of a single repository for capturing issues and actions; mapping issues to the GPF; and a tightening of governance over issue management. These improvements were further embedded during 2011, through training and assurance reviews.

The enhancements have improved risk management by allowing Group-wide analyses of all operational risk issues. In certain cases, this has resulted in global assurance reviews focused on specific areas, helping to identify operational risks to be mitigated.

Business review continued	Business Review
Risk and balance sheet management

Risk management: Operational risk continued
Event and loss data management
Event and loss data management (ELDM) covers the discovery, escalation, capture, investigation, approval and closure, and reporting and analysis of operational risk events and loss data. It also provides for the clear, simple, quick and consistent communication of operational risk events that meet defined threshold criteria to those members of RBSH Group’s senior management and Executives who need to know of these events.

During 2011, an enhanced ELDM process was launched to promote consistency in the management of operational risk events and the collection of loss data across RBSH Group. It included the introduction of a single repository to capture all events and loss data in RBSH Group and the establishment of thresholds above which operational risk events will trigger a risk assessment.

The improvements in approach, and use of a single Group-wide database, have enhanced the completeness and accuracy of RBSH Group’s internal loss data, and therefore better inform RBSH Group’s operational risk profile.

At the start of 2012, the robustness of the historic data migrated into the new repository will be reviewed to confirm its suitability as an input to capital modelling. In addition, the process will be further enhanced to ensure continued compliance with changing regulatory and industry standards regarding the collection of internal loss data.

Insurance
RBSH Group purchases insurance to provide the business with financial protection against specific losses and to comply with statutory or contractual requirements. Insurance is used as a risk mitigation tool in controlling RBSH Group’s exposures, providing protection against financial loss once a risk has crystallised.

Reporting and monitoring
Reporting and monitoring forms an integral part of all of RBSH Group’s operational risk management processes, which are designed to ensure that risks and issues are identified, escalated and managed on a timely basis. Exposures for each division are reported through monthly risk and control reports, which provide detail on the risk exposures and action plans. Enhancements made to reporting and monitoring during the year include analysing operational risk events, losses and issues against the GPF components; this has led to better identification of areas requiring management focus and remediation.

Control environment certification
Control environment certification (CEC) is used by RBSH Group’s Managing Board to review and assess its internal control framework, and provide a self-certification of its current state. It demonstrates that RBSH Group is operating a robust control framework, with mechanisms in place to understand and manage its risks, and to drive action to resolve areas of weakness or concern.

CEC provides a twice-yearly assessment of the robustness of RBSH Group’s internal control environment including:

•	compliance with the GPF and key divisional/functional policy standards; and
•	effectiveness of the risk frameworks, culture and governance structures for each division or function.

CEC was enhanced during 2011 to improve the quality and depth of certification, and to implement a risk-based approach to the analysis of policy compliance. The enhancements have delivered a greater degree of analysis of the key risk areas for each business and Group policy standard owner.

Improved alignment with RBSH Group Internal Audit has been delivered through the implementation of a common rating system for the assessment of the control environment, and CEC outcomes are reported at both the divisional risk and audit committees and RBSH Group Audit Committee.

Compliance risk
Compliance risk arises from non-compliance with national and international laws and regulations. RBSH Group believes that being a compliant organisation is fundamental to protecting sustainable growth, rebuilding its reputation and maintaining stakeholder confidence.

The regulatory environment remained highly challenging during 2011, as policymakers and regulators continued to strengthen regulation and supervision in response to the events of 2007-08 and subsequent economic and financial stress.

The regulatory agenda - largely framed by the G20 but with many instances of EU and national initiatives - constitutes the most sweeping set of changes seen in many decades. In addition to these changes, many supervisory authorities also continued to intensify their ongoing level of scrutiny and intervention.

These trends have posed multiple challenges for banking groups, including RBSG Group, namely:

•	tracking, analysing and engaging with policymakers on proposed changes;
•	implementing change programmes to ensure compliance with new requirements;
•	revisiting strategy, business and operating models in response to the new environment; and
•	driving through cultural and other changes to minimise compliance and enforcement risks.

Below is an outline of some of the key developments in the regulatory environment that took place during 2011. An explanation of how RBSG Group manages compliance risk begins on page 89.

Global regulatory developments
The global agenda continues to be guided by the G20, drawing on the original action plan for strengthening financial stability agreed by G20 leaders at the November 2008 Washington Summit. During 2011, G20 countries continued to implement various elements of this action plan, culminating in the G20 leaders’ summit held in Cannes in November 2011.

Business review continued	Business Review
Risk and balance sheet management

Risk management: Compliance risk continued
Global regulatory developments continued
A progress report on the action plan was issued at the Cannes summit. Key developments during 2011 included the following:

Basel III
Following publication by the Basel Committee on Banking Supervision in December 2010 of rules text for the new Basel III capital and liquidity framework, work during 2011 focused on finalising the remaining elements of policy and preparing for implementation. Highlights were:

•	the issuance of minimum requirements regarding the loss absorbency of capital instruments at the point of non-viability (January 2011);

•	the finalisation of rules for the capital treatment of counterparty credit risk in bilateral trades (June 2011);

•	technical changes to Basel III relating to the treatment of trade finance, aimed at helping promote trade with low-income countries (October 2011); and

•	further work on the capitalisation of bank exposures to central counterparties (November 2011).

•
a Basel Committee paper proposing that debt valuation adjustments for over-the-counter derivatives and securities financing transactions should be fully deducted from Common Equity Tier 1 capital (December 2011). RBSH Group is evaluating the potential impact of this proposal.

Other
During 2011, the authorities started to pay more attention to the consistent implementation of G20 and FSB financial reforms, with plans developed to focus more on monitoring and the public reporting of implementation progress. Although a priority, little progress was made during 2011 on developing a global policy framework for over-the-counter derivative reform, so as to help align ongoing activity in this space, particularly in the US and the EU (see below).

EU regulatory developments
The EU regulatory agenda in 2011 continued to focus mainly on prudential and market structure measures; retail issues also started receiving more attention and are likely to come under increased focus in 2012. Key highlights were as follows:

New regulatory architecture
2011 saw the implementation of a new EU regulatory architecture, with the start of operations of the European Systemic Risk Board (ESRB) and three supervisory authorities: the European Banking Authority (EBA), the European Securities and Markets Authority, and the European Insurance and Occupational Pensions Authority.

The new framework marks a significant transfer of power to the three supervisory authorities, particularly with respect to detailed rule-making, where over time they will be issuing ‘binding technical standards’ across a range of policy areas that will replace national rules.

However, an early preoccupation of the new regulatory authorities was the eurozone crisis. In particular, the EBA was heavily engaged in overseeing the stress testing of EU banks, including UK groups.

Prudential and related reforms
A key focus during 2011 was work on amending the EU’s Capital Requirements Directive (CRD): a key step in that process was the publication of draft legislative text in September 2011, the CRD IV package, which is expected to be finalised during 2012 and will implement Basel III in the EU.

Another key area of work was the EU’s ‘crisis management’ legislative package, aimed at dealing with issues similar to those addressed by the FSB work on G-SIFIs. An early 2011 EU Commission consultation included proposals on enhanced supervision and early powers of intervention; recovery and resolution planning; resolution frameworks; resolution funds and debt write down (but not capital surcharges). Draft legislation to implement these measures was at the time of writing expected to be issued in 2012, after several postponements.

Other initiatives in the prudential space have included, notably, continued work on developing the Solvency II framework for insurers; the development of legislative proposals on corporate governance in financial institutions; and the further development and UK implementation of the EU’s common reporting framework (COREP) for banks.

Market and structural reforms
Key developments in this space included:

•
European Markets Infrastructure Regulation (EMIR): negotiations continued during 2011 on this draft Regulation on OTC derivatives, central counterparties and trade repositories, which represents a major element of the financial crisis regulatory response agenda.

•
Markets in Financial Instruments Directive Review (MiFID2): the EU review of this directive, which sets the framework for investment markets, culminated in the publication of draft legislative text in October 2011.

•
Financial Transaction Tax (FTT): the EU Commission published proposals for an FTT, which would see trades in bonds and shares taxed at 0.1% and complex derivatives taxed at 0.01%. However, the proposal requires approval from all 27 EU members, but is opposed by some, including notably the UK, which reduces the likelihood of it being imposed.

•
Other initiatives: these have included changes to the market abuse regime and prospectus requirements, initiatives on short-selling, further legislative developments impacting credit rating agencies and changes to depositor and investor protection.

Business review continued	Business Review
Risk and balance sheet management

Risk management: Compliance risk continued
Other developments
In the US, activity was dominated by rulemaking following the 2010 Dodd-Frank Act. Although there was some slippage on, for example, derivatives rules, output from the authorities has still been considerable.

Key final rules were issued on a range of issues, including living wills, the Collins Amendment (which floors capital requirements at the level of Basel II advanced approaches), rights for shareholders to have an advisory ‘say on pay’, and limits on debit card interchange fees. Meanwhile the new Consumer Financial Protection Bureau was established on the Act’s first anniversary on 21 July 2011.

High-profile draft rules that were published included the Volcker Rule (limiting proprietary trading and investments in private equity or hedge funds), the securitisation risk retention rule and rules applicable to Nationally Recognized Statistical Rating Organizations (credit rating agencies).

Compliance risk management
RBSG Group manages its compliance risk through a compliance risk and compliance framework that seeks to ensure it complies with all banking, securities, insurance and anti-money laundering regulations, defined by over 120 different regulatory bodies and central banks, wherever the Group operates. This framework, managed by RBSG Group Regulatory Affairs and Compliance (GRA&C), includes: the tracking and management of regulatory developments; regulatory relationship management; the implementation of global compliance risk policies; assurance and monitoring; training and awareness; and mitigation activity.

Against the backdrop of intensified regulatory pressure, RBSG Group Regulatory Affairs has managed the increased levels of scrutiny and legislation by increasing the capacity of its team, as well as improving and refining its operating model, tools, systems and processes. Simultaneously, in response to enforcement actions against RBSG Group in 2010 and 2011, RBSG Group Compliance initiated and led material large-scale remediation and infrastructure changes, driving both the definition and the proactive management of conduct risk.

Management of regulatory change
The early identification and effective management of changes in legislative, regulatory and other requirements that may impact RBSH Group is critical to the successful mitigation of compliance risk.

RBSG Group Regulatory Affairs maintains a well-established policy and supporting processes for the identification and management of such changes across RBSH Group. Group Board and Executive Committee oversight is supported by a Prudential Regulatory Developments Executive Steering Group, which was formed in early 2010 to provide a specific focus on a range of key regulatory changes. Communication and coordination were strengthened in 2011 with the formalisation of two Group-wide forums, one focusing on prudential and wholesale market issues, the other on retail conduct issues. In addition, a divisional Heads of Regulatory Developments forum was established, and RBS Americas’ regional governance strengthened.

Global compliance risk and compliance policies
Within RBSG Group Policy Framework, compliance risk and compliance policies define minimum standards to which all businesses must adhere. The policies are primarily driven by the rules and regulations set by the FSA, RBSG Group’s lead regulator. However, these global minimum standards are supplemented, where appropriate, by divisional policies to meet local product or market requirements.

In compliance risk management, the term ‘conduct risk’ is used to refer to the risk of breaches of: (a) regulation or law; or (b) regulatory expectation. This is distinguished from ‘prudential risk’, i.e. compliance risks related to capital management, liquidity, credit risk, operational risk and market risk. A significantly enhanced compliance / conduct policy structure was outlined during 2011.

It is aligned to a new Conduct Risk Appetite statement as well as the expected direction of the new Financial Conduct Authority (FCA), which will be one of the successors of the FSA. As a result, in future, it will be possible to assess the pan-Group risk profile for conduct risk against its risk appetite. In addition, it will be possible to provide more detailed policy direction to divisions on key areas of conduct risk.

Assurance and monitoring
Assurance and monitoring activities are essential to ensure that RBSH Group can demonstrate compliance with existing rules and regulations.

During 2011, a ‘heatmap’ of the key inherent conduct risks across all RBSH Group’s global businesses, reflecting both internal and external change and divisional priorities, was developed. This, in turn, was supported by a comprehensive programme of assurance reviews across RBSG Group. These reviews introduced a global, end-to-end thematic approach, looking at customer outcomes as well as process adherence. In addition to immediate issues, for which action plans were developed, the reviews identified a number of wider themes that required a more strategic approach.

Training and awareness
Maintaining compliance with existing rules and regulations requires continued investment in professional training, as well as maintaining risk awareness. During 2011, RBSG Group focused on strengthening the capabilities of its compliance risk functions, at both Group and divisional level. RBSG Group facilitates extensive compliance training through computer-based Group Policy Learning modules, with each one designed to promote the relevant regulatory Group Policy Standard.

To support the professional development of RBSG Group’s compliance teams, it also has a comprehensive and progressive training programme that is deployed globally. All of RBSG Group’s regulatory staff are actively engaged in Compliance eLearning, which incorporates a mandatory ‘essentials’ course, and the RBSG Group Risk Academy, through which all staff are required to complete foundation courses in other risk disciplines, such as operational risk, market risk and retail credit risk. Formal training is supplemented by more informal regulatory familiarisation; this is designed to share knowledge, and support both personal development and technical training across the wider risk community.

Business review continued	Business Review
Risk and balance sheet management

Risk management: Compliance risk continued
Compliance risk management continued
Anti-Money Laundering
During 2011, RBSG Group continued to enhance its Anti-Money Laundering (AML) Change Programme across RBSG Group. Key developments include:

•	A new cohesive target operating model to support the capability required and reviewed divisional AML capabilities against the target operating model to identify and analyse gaps;

•
A framework for understanding and managing compliance and conduct risk, including the introduction of a clear Group-level conduct risk appetite statement and the design of a new conduct risk policy framework; and

•
An enhanced global whistle-blowing service ‘Right Call’ that allows all employees, irrespective of location, to escalate any concerns outside of their normal line management. Whistle-blowing call volumes have increased since the launch and the new framework is a further positive step to help RBSG Group identify and manage risk.

Reputational risk
Reputational risk is the risk of brand damage arising from financial and non-financial events due to a failure to meet stakeholders’ expectations of RBSG Group’s performance and behaviour.

Such loss in reputation has the potential to put the entire business at risk. It could also lead to negative publicity, loss of revenue, costly litigation or a decline in the customer base.

Reputational risk can arise from actions taken by RBSG Group or a failure to take action, such as failing to assess the environmental, social or ethical impacts of clients or projects to which RBSG Group has provided products or services.

RBSG Group seeks to safeguard its reputation by considering the impact on the value of its franchise from how it conducts business, its choice of customers and the way stakeholders view RBSG Group. Managing RBSH Group’s reputation is the joint responsibility of all employees, and reputational considerations should, as part of standard practice, be integrated into RBSH Group’s day-to-day decision making structures.

Currently RBSG Group manages reputational risk through a number of functions, such as divisions, RBSG Group Communications, RBSG Group Sustainability and an Environmental, Social and Ethical (ESE) risk management function. The latter function is responsible for assessing ESE risks associated with business engagements and business divisions.

The Managing Board has ultimate responsibility for managing any impact on the reputation of RBSH Group arising from its operations. RBSG Group Sustainability Committee (established at the beginning of 2010) sets the overall strategy and approach for the management of Group sustainability. However, all parts of RBSH Group take responsibility for reputation management.

The risk is viewed as material given the central nature of RBSG Group’s market reputation in the strategic risk objectives.

Business risk
Business risk is the potential risk of revenues being lower than expected and/or operating costs being higher than expected. It is influenced by a variety of factors, including pricing, sales volumes, input costs, regulations and the prevailing market and economic environment.

Business risk is identified, measured and managed through RBSG Group’s bi-annual strategic planning cycles. Expected profiles for revenues and costs are determined, on a bottom-up basis, through strategic plans and expectations of the external environment. These profiles are tested against a range of stress scenarios and factors to identify the key risk drivers behind any potential volatility, along with management actions to address and manage them.

The Managing Board has ultimate responsibility for the impact of any volatility in revenues and costs on RBSH Group’s performance.

Business review continued	Business Review
Risk and balance sheet management

Pension risk
RBSH Group is exposed to risk from its defined benefit pension schemes to the extent that the assets of the schemes do not fully match the timing and amount of the schemes’ liabilities.  Pension scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in legislation.  Ultimate responsibility for RBSH Group’s pension schemes is separate from RBSH Group management.  RBSH Group is exposed to the risk that the market value of the schemes’ assets, together with future returns and any additional future contributions could be considered insufficient to meet the liabilities as they fall due.  In such circumstances, RBSH Group could be obliged, or may choose, to make additional contributions to the schemes.

The Stichting Pensioenfonds RBS Nederland in the Netherlands is the largest of the schemes and the main source of pension risk.  The Trustee or Pension Boards of this scheme are solely responsible for the investment of the schemes’ assets which are held separately from the assets of RBSH Group.

Risk appetite and investment policy are agreed by the Trustee or Pension RBSH Board with quantitative and qualitative input from the scheme actuaries and investment advisers. The trustee also consults with RBSH Group to obtain its view on the appropriate level of risk within the pension fund. The schemes are invested in diversified portfolios of equities, government and corporate fixed-interest and index-linked bonds, and other assets including property.  Interest and inflation risks are mitigated partially by investment in suitable physical assets and appropriate derivative contracts.

Business review continued	Business Review
Risk and balance sheet management

Asset Protection Scheme
In 2009, RBS plc entered into an agreement (the Asset Protection Scheme (APS)) with HM Treasury (HMT), acting on behalf of the UK Government, under which it purchased credit protection over a portfolio of specified assets and exposures (covered assets) from HMT. Although the portfolio of covered assets includes assets recorded on RBSH Group’s balance sheet, RBSH Group is not entitled to benefit under this contract.

However, RBSH Group entered into credit protection agreements in 2009 in the form of a financial guarantee contract and a credit derivative contract with RBS plc that provides full principal protection over those covered assets attributable to RBSH Group for their remaining life.

Under the terms of these contracts on impairment of a covered asset RBSH Group is entitled to receive from RBS plc the present value of the difference between contractual and expected cash flows from the asset; subsequent reductions in the estimated lost cash flows are paid by the Group to RBS plc and increases paid by RBS plc to RBSH Group.

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

No adjustments are made to the measurement of the covered assets to reflect the protection provided by the financial guarantee contract and the credit derivative. Impairment provisions on covered assets classified as loans and receivables are assessed and charged in accordance with RBSH Group’s accounting policy; covered assets that are held-for-trading, designated at fair value or classified as available-for-sale continue to be measured at fair value with no adjustments to reflect the protection received. There is no change in how gains and losses on the covered assets are recognised in the income statement or in other comprehensive income. As a result RBSH Group’s credit quality ratios are unaffected.

At the time an impairment loss is recognised on a covered asset classified as loans and receivables, a reimbursement asset representing the amount receivable from RBS plc is recognized in the balance sheet with a corresponding entry to profit or loss offsetting the impairment charge.

The APS back-to-back covered portfolio for the year ended 31 December 2011 was €10.9 billion (2010 - €17.5 billion), with an average remaining maturity of four years. At 31 December 2011 the carrying value of the prepaid fee for the financial guarantee contract was €323 million (2010 - €617 million). At 31 December 2011 the net carrying value of the credit derivative was €8 million (liability), (2010 - €15 million (liability), which consists of the fair value of the credit derivative of €213 million against collateral of €221 million placed by RBS plc (2010 - €206 million against €221 million respectively).

Assets are being transferred from RBS N.V. to RBS plc as a part of the Proposed Transfers. Unamortised fees on the APS back-to-back agreement covered assets, which are transferred, will be reimbursed by RBS plc to RBS N.V.; consequently there will be no accelerated amortisation or future profit or loss impact of the APS back-to-back agreement fees paid on transferred assets. The total unamortised fees on related covered assets included in the UK Transfers during the last quarter of 2011 amounted to approximately €99 million.

Business review continued	Business Review
Risk and balance sheet management

Covered assets
The table below provides a breakdown of assets covered under the Asset Protection Scheme back-to-back agreement.

	Residential mortgages €m	Consumer finance €m	Commercial real estate finance €m	Leveraged finance €m	Project finance €m	Structured finance €m	Loans €m	Bonds €m	Derivatives €m	Total €m
2011
Financial institutions	136	151	-	110	-	355	1,293	26	581	2,652
Manufacturing	-	-	-	1,744	-	-	2,154	41	540	4,479
Natural resources	-	-	-	-	75	-	145	-	26	246
Property	-	-	105	-	-	-	116	-	141	362
Retail and leisure	-	-	-	227	-	-	474	-	-	701
Services	-	-	68	110	-	-	120	7	28	333
TMT	-	-	-	299	-	-	616	8	67	990
Transport	-	-	-	10	39	-	308	313	357	1,027
Personal and SME	-	-	36	-	-	-	35	14	8	93
Total	136	151	209	2,500	114	355	5,261	409	1,748	10,883

	Residential mortgages €m	Consumer finance €m	Commercial real estate finance €m	Leveraged finance €m	Project finance €m	Structured finance €m	Loans €m	Bonds €m	Derivatives €m	Total €m
2010
Financial institutions	150	198	-	156	-	230	2,123	26	3,705	6,588
Manufacturing	-	-	-	318	-	-	3890	56	459	4,723
Natural resources	-	-	-	-	58	-	447	-	15	520
Property	-	-	89	-	-	-	132	17	15	253
Retail and leisure	-	-	-	407	6	-	822	-	5	1,240
Services	-	-	77	635	-	-	369	15	181	1,277
TMT	-	-	-	317	-	-	1,327	7	30	1,681
Transport	-	-	-	32	38	-	431	313	214	1,028
Personal and SME	-	-	37	-	-	-	89	14	-	140
Total	150	198	203	1,865	102	230	9,630	448	4,624	17,450

Credit quality of credit risk assets
The table below analyses the credit quality of the credit risk assets by risk bands of covered assets.

Asset quality band	Probability of default range	2011 €m	2010 €m
AQ1	0% - 0.034%	702	851
AQ2	0.034% - 0.048%	1,303	977
AQ3	0.048% - 0.095%	232	1,518
AQ4	0.095% - 0.381%	1,247	1,607
AQ5	0.381% - 1.076%	2,214	3,058
AQ6	1.076% - 2.153%	575	1,064
AQ7	2.153% - 6.089%	2,342	1,169
AQ8	6.089% - 17.222%	77	236
AQ9	17.222% - 100%	165	4,029
AQ10	100%	2,026	2,941
Total		10,883	17,450

Corporate Governance	Corporate Governance

95	Introduction
95	Corporate Governance in the Netherlands
95	Corporate Governance in the United States
95	Boards and Committees
95 The report of the Supervisory Board
98 Risk & Audit Committee
99 Managing Board
101 Risk & Control Committee
101 Asset & Liability Management Committee
101 Disclosure Committee
101 Power of Attorney Committee
101	Code of conduct
101	Sustainability
101	Relations with shareholders
101	Employees
103	The Dutch Banking Code
106	Management’s report on internal control over financial reporting

Corporate Governance continued	Corporate Governance

Introduction
RBSH Group continues to maintain high corporate governance standards. This is critical in order to realise its strategic goal of creating sustainable long-term value for all RBSH Group’s stakeholders – including its shareholders, clients, employees and society at large.

RBSH Group’s operations are guided by its code of conduct.

In order to achieve good corporate governance RBSH Group organises the business in a way that promotes first-class stewardship by the Managing Board and effective supervision by the Supervisory Board. Integrity, transparency and accountability are key elements of RBSH Group’s corporate governance, as they are embedded in RBSH Group’s business as a whole. These key elements ensure that the controls and oversight necessary for effective risk management, compliance with regulations, and accurate and complete disclosure of information to the market are effective.

Corporate governance in the Netherlands
Dutch Corporate Governance Code (Code Frijns)
As a result of the delisting in 2008, the Company is no longer required to adhere to Code Frijns. RBSH Group ensures proper corporate governance by focusing on the Dutch Banking Code which caters for specific corporate governance rules for banks. However as the Code Frijns is of great standing within the Netherlands, RBSH Group adheres where possible.

The Dutch Banking Code (Code Banken)
The Code Banken came into force on 1 January 2010 and is applicable to RBS N.V. as it has a banking license issued under the Dutch Financial Supervision Act. A further explanation of the compliance with the Code Banken is provided on page 103 of this report.

Capital Requirement Directive III (CRD III)
CRD III contains certain provisions on capital requirements for trading portfolios and securitisations. It also contains principles on sound compensation policies. Each member state of the European Union has the requirement to implement the directive in their national legislation.

RBSH Group adheres fully to the principles of CRD III that were implemented in the Netherlands.

DNB Principles on Sound Remuneration
The principles of sound compensation policies were implemented by the publication of the Regulation by the Dutch Central Bank on Sound Compensation Policies for Financial Institutions, which came into effect on 1 January 2011. RBSH Group adheres fully to these principles on Sound Remuneration that were implemented in the Netherlands.

Further details of RBSG’s remuneration policy can be found in the RBSG Annual Report & Accounts and the Remuneration Report both available on www.rbs.com.

Corporate governance in the United States
As a SEC-registered company, RBSH Group is subject to US securities laws, including the Sarbanes-Oxley Act, as well as certain corporate governance rules in connection with RBSH Group’s listing of NYSE Alternext debt. To meet the requirements of the Sarbanes-Oxley Act, RBSH Group established a Disclosure Committee that formalised the roles, tasks and disciplines that were already in place for ensuring the accuracy and completeness of information disclosed to the market.

RBSH Group’s report on internal control over financial reporting under Section 404 of the US Sarbanes-Oxley Act is included in the 2011 Form 20-F on page 106 as filed with the SEC.

Approval of Annual Report
The Managing Board has approved the Annual Report in its meeting on 20 March 2012. The Supervisory Board has approved the Annual Report during its meeting on 22 March 2012. RBSH Group has proposed to its Shareholders that it adopts the 2011 financial statements, as included in this Annual Report, and discharge the Managing Board and Supervisory Board in respect of their management and supervision respectively.

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

There is a personal union in place between the Managing Boards of RBS Holdings and RBS N.V. and between the Supervisory Boards of RBS Holdings and RBS N.V. This entails that the members of the Managing Board and Supervisory Board of RBS Holdings and RBS N.V. are the same.

The report of the Supervisory Board
The Supervisory Board supervises the Managing Board, as well as the general affairs of RBS Holdings and the enterprises connected to it. Furthermore, it assists and advises management and supervises the corporate governance structure of RBS Holdings.

In performing their duties, the members of the Supervisory Board are guided by the interests of RBSH Group and the businesses connected to it and shall take into account the relevant interests of RBSH Group's stakeholders. Certain powers vest in the Supervisory Board, including the approval of certain resolutions by the Managing Board. A complete overview of the powers vested with the Supervisory Board can be found in the Rules governing the Supervisory Board’s Principles and best Practices, which are published on the RBSH Group’s website at www.rbs.nl. These rules are also applicable to the Supervisory Board of RBS N.V. and include the Terms of Reference of the Risk & Audit Committee.

The Supervisory Board is an independent corporate body. Members of the Supervisory Board are appointed at the General Meeting of Shareholders. For each vacant seat the Supervisory Board nominates one or more candidates. Under the Code Frijns, which is mandatory for listed companies, all members of the Supervisory Board must be independent with the exception of not more than one person. RBSH Group is not compliant with that standard. RBSH Group has four Supervisory Board members who can not be considered as independent within the scope of the Code Frijns.

Corporate Governance continued	Corporate Governance

Boards and Committees continued
The report of the Supervisory Board continued
Supervisory Board members are appointed for a term of four years and may be re-appointed after that term, with a maximum term of 12 years from the date of their first appointment. In addition, each member is required to resign at the first General Meeting of Shareholders after reaching the age of 70.

Candidates recommended for appointment or re-appointment to the Supervisory Board must meet the criteria of the membership profile, which are set out in the Rules Governing the Supervisory Board’s Principles and Best Practices of RBSH Group, which are also applicable to the Supervisory Board of RBS N.V.

Newly appointed Supervisory Board members undertake an induction programme. The new Supervisory Board members receive relevant documentation necessary for their role in RBSH Group and undertake a series of meetings with the management of RBSH Group to gain insight and understanding of RBSH Group and its enterprises.

In addition, meetings are set up with management of RBSG Group to provide for an introduction to RBSG Group and its businesses. The programme is tailor-made and is adjusted to the specific needs of the new Supervisory Board member.

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

Details of the Supervisory Board’s remuneration can be found on page 201.

The Chairman and Vice-Chairman of the Supervisory Board are appointed by the Supervisory Board from among its members. The Supervisory Board also appoints from its own members, the members of the Risk & Audit Committee. Currently, all members of the Supervisory Board are a member of the Risk & Audit committee.

Composition of the Supervisory Board
The members of the Supervisory Board, and their respective Supervisory Board committee membership, as at 22 March 2012 are as follow:

		Date of first appointment	Date for re-election
Bruce Van Saun (Chairman)	(54, American, m) RA*	1 April 2010	1 April 2014
Henk Rottinghuis	(56, Dutch, m) RA**	1 September 2010	1 September 2014
Christopher Campbell	(53, British, m) RA***	23 June 2011	23 June 2015
Ron Teerlink (Vice-Chairman)	(51, Dutch, m) RA*	1 April 2010	1 April 2014
Sietze Hepkema	(58, Dutch, m) RA**	1 September 2010	1 September 2014

RA	member of the Risk & Audit Committee.
*	as of 9 April 2010.
**	as of 2 November 2010.
***	as of 1 August 2011.

On 1 May 2011, Mr. Miller McLean retired from the Supervisory Board and was replaced by Mr. Christopher Campbell on 23 June 2011.

Corporate Governance continued	Corporate Governance

Boards and Committees continued
The report of the Supervisory Board continued
Bruce Van Saun - Chairman of the Supervisory Board
Mr. Van Saun was appointed to the Supervisory Board on 1 April 2010. Appointed to the Board of RBSG in October 2009 as Group Finance Director, Mr. Van Saun has over 25 years of financial services experience. From 1997 to 2008 he held a number of senior positions with Bank of New York and later with Bank of New York Mellon, most recently as vice chairman and chief financial officer, and before that responsible for Asset Management and Market Related businesses. Prior to that he held senior positions with Deutsche Bank, Wasserstein, Perella Group and Kidder Peabody & Co. He has served on several corporate boards as a non-executive director and has been active in numerous community organisations.

Christopher Campbell
Mr. Campbell was appointed as a member of the Supervisory Board on 23 June 2011. Mr. Campbell joined RBS in August 2005 as Deputy General Counsel and Director, Group Legal and became Group General Counsel in May 2010. Prior to joining RBS, Mr. Campbell was a partner for 18 years in Scotland’s largest law firm, Dundas & Wilson, and was Managing Partner from 1996 until he joined RBS in 2005. In his role as Group General Counsel, Mr. Campbell has overall responsibility for advising the RBS Group Board and Executive Committee and for the provision of legal support to all of RBS’s businesses globally. His responsibilities also include the Group Secretariat and Regulatory Affairs functions.

Ron Teerlink - Vice-Chairman of the Supervisory Board
Mr. Teerlink was appointed to the Supervisory Board on 1 April 2010. In April 2008 Mr. Teerlink joined RBSG Group as Chief Executive of Business Services, becoming RBSH Group Chief Administrative Officer in February 2009. At the same time he was re-appointed to the Managing Board of RBSH Group to oversee the integration programme. Mr. Teerlink started his career with ABN Bank in 1986 as an IT/Systems analyst and held various functional positions before becoming Chief Operating Officer of the Wholesale Clients Business in 2002. He was appointed Chief Executive Officer of Group Shared Services in 2004 and joined ABN AMRO Holding N.V.’s Managing Board in January 2006, where he was responsible for Services and Market Infrastructure. Mr. Teerlink holds a Masters degree in Economics from Amsterdam’s Vrije Universiteit.

Henk Rottinghuis
Mr. Rottinghuis was appointed to the Supervisory Board on 1 September 2010. Mr. Rottinghuis has been a Member of the Executive Board of Pon Holdings B.V. since 1999 and was appointed CEO in 2001, a position he held for nearly ten years. Before joining the Board, he worked as the Managing Director of Pon's Automobielhandel, the importer of Volkswagen, Audi and Porsche in The Netherlands and Poland, and was responsible for all import activities in the automotive arm of Pon Holdings. Mr. Rottinghuis started his career in 1982 at the Royal Nedlloyd Group, a shipping and transport group, where he held various management positions for a period of ten years. He holds a Master of Laws from the Rijksuniversiteit Groningen, and has followed an executive programme at Harvard Business School. He holds several Board positions with larger family companies.

Sietze Hepkema
Mr. Hepkema was appointed as a member of the Supervisory Board on 1 September 2010. Mr. Hepkema is a corporate and M&A lawyer at Allen & Overy LLP. He was Senior Partner of the Amsterdam office from 1999 to 2009 and a member of the firm’s Board from 2000 to 2010. Before joining Allen & Overy, Mr. Hepkema was Partner at Loeff Claeys Verbeke for 12 years, where he was appointed to the Managing Board in 1989. Between 1981 and 1987 he worked at Graham & James in San Francisco and Singapore. Over the past ten years, Mr. Hepkema has advised on many major transactions in The Netherlands, including the merger of KLM and Air France, the merger of NYSE and Euronext, and the acquisition of Organon by ScheringPlough. He holds a Master of Laws from the Erasmus University Rotterdam and an LLM from Harvard Law School.

Activities of the Supervisory Board
The Supervisory Board met on twenty one occasions during 2011.  The meetings took place in person, via conference call by telephone and on a few occasions the members were also asked to give their approval on a few matters via email procedure.

The assessment of the functioning of the Managing Board members and Supervisory Board, their members and the committee of the Supervisory Board has taken place in the first quarter of 2011.

The Chairman of the Supervisory Board and the Company Secretary prepared the agenda for the meetings of the Supervisory Board in close co-operation with the Chairman of the Managing Board.

The Supervisory Board reviewed and adopted the full year 2010 results at its meeting on 23 March 2011 and reviewed and adopted the half-year financial report 2011 on 26 August 2011. The Board reviewed in these meetings regulatory, control and audit issues, including Sarbanes-Oxley Act 404 compliance.

During the second and third quarter of 2011, the Supervisory Board received regular updates on the proposed transfers of assets and liabilities to RBS plc. During the third quarter, the FSMA Part VII scheme, as part of the proposed transfers, was approved. The financial performance of RBSH Group was extensively discussed during a number of Supervisory Board meetings, which were attended by a number of Managing Board members who gave an explanation of the results. Also, relevant members discussed findings of internal and external auditors.

On five occasions in 2011, the meeting of the Supervisory Board was preceded by a meeting of the Risk & Audit Committee, which advised the Supervisory Board, amongst others, on the adoption of the financial results. Comprehensive information provided by the Managing Board and reviewed by the Risk & Audit Committee gave the Supervisory Board a clear picture of RBSH Group’s risks, results, capital and liquidity position.  The Risk & Audit committee continued to report their deliberations and findings to the Supervisory Board for further discussion and, where appropriate, decision.

Corporate Governance continued	Corporate Governance

Boards and Committees continued
The report of the Supervisory Board continued
The strategy of RBSH Group was determined in conjunction with the divisional strategy of RBSG Group and was adopted by the Supervisory Board during its meeting on 9 April 2010.

The Supervisory Board nominated a new Managing Board member during 2011. The Shareholder adopted the nomination of Mr. Richard Hemsley on 9 September 2011, which became effective on 13 October 2011.

The Shareholder reappointed Deloitte Accountants B.V. as the external auditors of RBS Holdings N.V. for the 2011 financial year.

All members of the Supervisory Board have complied with the requirement to attend meetings on a frequent basis.

Supervisory Board committee
The Supervisory Board has one sub-committee, the Risk & Audit Committee. This Committee is responsible for all matters relating to Accounting policies, internal control, financial reporting functions, internal audit, risk assessment and regulatory compliance of RBSH Group.

Bruce Van Saun
Chairman of the Supervisory Board

Risk & Audit Committee
The members of the Risk & Audit Committee are appointed by the Supervisory Board from its own members. The Committee derives its authority from the Supervisory Board, the RBSG Group Board Risk Committee and the RBSG Group Audit Committee. Its Terms of Reference are set out in annex C of the Rules Governing the Supervisory Board’s Principles and Best Practices, which are published on www.rbs.nl. In line with good corporate governance, the Terms of Reference governing the Risk & Audit Committee have been reviewed to ensure that objectives are, where possible, fully aligned and consistent with the Terms of Reference of both the RBSG Group Audit Committee and the RBSG Group Board Risk Committee and adequate and appropriate oversight and escalation mechanisms are implemented. Also, the Terms of Reference have been reviewed and adjusted in light of the requirements as stated in the Banking Code.

The external auditor is appointed by the General Meeting of Shareholders for a period of one year on the advice of the Supervisory Board. The Risk & Audit Committee has the delegated responsibility for the engagement of the external auditor. For this purpose it evaluates and reports the independence of the external auditor, the measures used to control the quality of the external auditor’s work, and the annual audit budget. The Risk & Audit Committee’s policy on auditor independence governs the appointment, compensation, and oversight of the external auditor. To ensure the external auditor’s independence, the Auditor Independence Policy prohibits the external auditor from providing certain non-audit services to RBSH Group.

The Risk & Audit Committee has delegated responsibility for pre-approving audit, audit-related and permitted non-audit services provided by the external auditor, to the Chief Financial Officer (CFO). In exercising its pre-approval authority, the CFO considers whether the proposed services are consistent with the continued independence of the external auditor. During each meeting of the Risk & Audit Committee, an overview is presented of the non-audit services that were initiated during the period under review.

Composition of the Risk & Audit Committee
In 2011, the Risk & Audit Committee was chaired by Bruce Van Saun. Other members included Miller McLean (up to and including 30 April), Christopher Campbell (as of 1 August 2011), Ron Teerlink, Sietze Hepkema and Henk Rottinghuis.

The members of the Risk & Audit Committee collectively have sufficient accounting and financial management expertise to understand RBSH Group’s business, financial statements and risk profile. Furthermore, the Supervisory Board has determined that Bruce Van Saun possesses the necessary relevant expertise in financial administration and accounting for listed companies and other large companies and therefore qualifies as a financial expert within the meaning of the Code Frijns. It has also been determined that Bruce Van Saun qualifies as an audit committee financial expert in accordance with Section 407 of the Sarbanes-Oxley Act.

Activities of the Risk & Audit Committee
The Risk & Audit Committee convened five times during the course of 2011. All of the meetings were scheduled meetings. The Risk & Audit Committee reviewed, discussed and advised the Supervisory Board with regard to the interim financial statements, the Annual Report, the external auditor’s report, the external auditor’s management letter including the Managing Board’s related comments, the evaluation of the design and operating effectiveness of the internal risk management and control systems, the Capital Adequacy Framework and the application of the US Sarbanes-Oxley Act, in particular as to RBSH Group’s compliance with the requirements of Section 404 of this Act. Deloitte Accountants B.V. (Deloitte) reported on its independence to the Risk & Audit Committee. None of these processes have identified findings that call into question the independence of Deloitte.

The Risk & Audit Committee reviewed its pre-approval policy for audit and non-audit services provided by the external auditor. Following this review the Risk & Audit Committee pre-approved the nature and the budget for audit, audit-related and non-audit services, in line with this policy.

Throughout the period, representatives of RBSH Group’s Managing Board, Finance Officers, the Committee Secretary, representatives from Group Internal Audit, Risk Management and the external auditor have been in attendance by standing invitation and were provided with copies of the agendas, papers and minutes.

The Risk & Audit Committee, in the presence of senior representatives from Risk Management, also reviewed and discussed RBSH Group’s overall risk profile, the quality of the loan portfolio and RBSH Group’s large exposures and provisioning for loan losses. In addition, the Committee reviewed various risk reports, produced both internally and by third parties. The Risk & Audit Committee reviewed, discussed and approved the 2011 Audit Plan prepared by RBSG Group Internal Audit, as well as staff matters including training and recruitment. In addition, the Risk & Audit Committee discussed the operational and internal control aspects covered by RBSG Group Internal Audit in its audit reviews presented to the committee.

Corporate Governance continued	Corporate Governance

Boards and Committees continued
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

The Chairman of the Managing Board leads the Managing Board in its overall management of RBSH Group to achieve its performance goals and ambitions. The Chairman of the Managing Board is the main point of liaison with the Supervisory Board. The Chief Financial Officer is responsible for the financial affairs of RBSH Group, and the Chief Risk Officer is responsible for RBSH Group’s risk management and operational risk control. Alongside their overall corporate responsibilities, the members of the Managing Board are responsible for the management of the divisions and control and support functions. The Managing Board has delegated certain tasks to a number of Managing Board committees which are described on page 101 of this report.

The members of the Managing Board as at 22 March 2012 are as follow:

		Date of first appointment	Date for re-election
Jan de Ruiter (Chairman)	(50, Dutch, m)	1 April 2010	1 April 2014
Pieter van der Harst	(52, Dutch, m)	27 July 2010	27 July 2014
Jeroen Kremers (Vice-Chairman)	(53, Dutch, m)	1 July 2009	1 July 2013
Michael Geslak	(48, American, m)	1 April 2010	1 April 2014
Richard Hemsley	(47, British, m)	13 October 2011	13 October 2015

On 20 April 2011, Mr. Marco Mazzucchelli stepped down as a member of the Managing Board. His tasks were reallocated to Mr. Jan de Ruiter.
On 1 October 2011, Mr. Brian Stevenson retired as a member of the Managing Board and was replaced by Mr. Richard Hemsley.

Corporate Governance continued	Corporate Governance

Boards and Committees continued
Managing Board continued
Jan de Ruiter – Chairman & Head of Global Banking & Markets (GBM)
Mr. de Ruiter started his career at the Dutch Credit Insurance (NCM) in 1984 and moved to ABN Bank in 1987. During his 21 years with ABN AMRO, he held various positions in the wholesale division of the bank. From 1987 until 1993 he was a team member of the Institutional Equity Sales team in Amsterdam and from 1993 until 1998 Head of the European Equity sales team, based in London. In 1998 he became the Head of Equity Capital Markets for the Netherlands (Managing Director ABN AMRO Rothschild). Mr. de Ruiter was appointed Corporate Managing Director of ABN AMRO in 2000. In 2003 he became one of the two joint CEO's of ABN AMRO Rothschild. In 2004 he also became responsible for the global Merger & Acquisitions franchise of ABN AMRO. He held both positions until the end of 2007. At the beginning of 2008, following the successful consortium bid for ABN AMRO, he became the country executive of RBS in the Netherlands and was appointed Chairman of the Managing Board of RBS Holdings and RBS N.V. on 1 April 2010. Mr. de Ruiter graduated from the HEAO in Utrecht in 1983 (Economics/Law) and also holds an MBA degree from Webster University.

Pieter van der Harst - Chief Financial Officer (CFO)
Mr. van der Harst obtained a Degree in Economics in 1985 at the Erasmus University in Rotterdam. He started his career at the Dutch subsidiary of Banque Indosuez, where, after several functions in risk management and operations, he became Director of Financial Markets in 1993. After the sale of this entity to Dutch savings bank SNS Bank in 1997, he served as Managing Director of SNS Financial Markets, leading the treasury, funding and trading activities of the bank. Mr. van der Harst joined ABN AMRO in 2000 as Finance Director at Bouwfonds, a subsidiary active in residential mortgages and real estate development, finance and asset management. Following the sale of Bouwfonds in 2006, he joined ABN AMRO’s corporate development team.

From June 2007 to September 2007 he was acting CFO at ABN AMRO Asset Management. From September 2007 through May 2008 he served as CFO for ABN AMRO’s business unit North America. From June 2008 to the legal separation date of 1 April, 2010, he fulfilled the role of R share CFO in addition to his role of CFO for RBS in the Netherlands. Currently, he continues to serve as CFO for RBS Netherlands.

Jeroen Kremers - Chief Risk Officer (CRO) & Vice-Chairman
Mr. Kremers is Vice-Chairman of the Managing Board and has been Chief Risk Officer of RBS N.V. since April 2010. He is also Head of Global Country Risk for RBSG Group. Mr. Kremers began his career in 1986 as an Economist for the International Monetary Fund in Washington D.C. In 1989 he became Senior Economist at the Netherlands Ministry of Finance, and subsequently deputy Director for Financial and Economic Policy. He became Director for Financial Markets in 1997 and was appointed deputy Treasurer General. He also was a visiting Professor of Economics at Erasmus University Rotterdam in 1991-2003. In 2003, Mr. Kremers was elected Executive Director of the International Monetary Fund, representing a constituency of 12 European countries. He remained there until 2007, when he moved to ABN AMRO to become Head of Group Public Affairs. He served on its Managing Board in 2009-2010 after joining RBS. He earned a DPhil at Nuffield College Oxford in 1985, following degrees in Quantitative Economics at Bristol University and in Econometrics at Tilburg University. Mr. Kremers is a member of the Senior Advisory Board of Oliver Wyman Financial Services, the Supervisory Board of Maastricht University, and the Supervisory Board of NV Nederlandse Spoorwegen.

Michael Geslak - Chief Administrative Officer (CAO)
Mr. Geslak joined ABN AMRO in New York in 1988 as an accountant and held various positions in Investment Banking financial reporting and control. In 1992 he formed the Market Risk function in New York, and after moving to Chicago in 1993 became Head of Market Risk for North America. In 1995 he became Head of Investment Banking Operations and Product Control in Chicago, which was later expanded to cover all Investment Banking Operations for North America. In 2000 he was promoted to Chief Administrative Officer for Wholesale Banking in the Americas. During this time he led the integration of businesses acquired from ING Barings into Wholesale Banking within ABN AMRO. Mr. Geslak then moved to London as Global Chief Information Officer for ABN AMRO Wholesale Banking and managed the provision of all technology to the Global Markets and Global Transaction Services businesses. In 2006 he became Head of Services for Global Markets and BU Europe. Mr. Geslak’s current roles are Chief Administration Officer for RBS N.V. and he has the additional responsibility of Programme Director of RBS N.V. Integration, running the integration programme for RBS to fully segregate from the Dutch State acquired businesses.

Richard Hemsley - Head of Global Transaction Services (GTS)
Mr. Hemsley joined the RBS Group in 1983 to work for NatWest where he held a wide variety of roles in retail banking, corporate banking and head office functions. In 2000 he became Head of Lending Operations in Group Manufacturing and was appointed to Director, Group Security & Fraud four years later. In 2005 Mr. Hemsley was appointed Managing Director in Manufacturing Operations with key responsibilities for customer service improvement. In 2008 he became Chief Operating Officer of Business Services and his current role is Chief Operating Officer of Global Transaction Banking in RBS Group.

Mr. Hemsley is a Fellow of the Chartered Institute of Bankers in Scotland and has also completed the Advanced Management Programme at Harvard Business School.

Information, induction and professional development
As part of the Code Banken, both the Managing Board and the Supervisory Board participate in a programme of Life Long Learning. The programme consists of a modular approach, addressing matters that are mentioned in the Code Banken, including relevant developments in the financial sector in general and the banking sector in specific, corporate governance in general the duty of care towards clients, integrity, risk management, financial reporting and audits. Subject matter experts are invited, both from within RBSH Group and from outside RBSH Group, to deliver education modules on the above mentioned matters.

Corporate Governance continued	Corporate Governance

Boards and Committees continued
Performance evaluation
The members of the Managing Board participate in the annual performance management process of RBSG Group.

Managing Board committees
In order to provide effective oversight and leadership, the Managing Board has established four sub-committees, the Risk & Control Committee, the Asset & Liability Management Committee (ALCO), the Disclosure Committee and the Power of Attorney Committee (PoA).

Risk & Control Committee (RCC)
The Risk & Control Committee (RCC) oversees the risk framework within RBSH Group, monitors the actual risk profile and advises the Managing Board on these matters. Its scope is, amongst others, credit, market, operational and regulatory risk within RBSH Group.

Asset & Liability Management Committee (ALCO)
The Managing Board has delegated to the ALCO the responsibility for the management of capital, liquidity, interest rate risk and foreign exchange risk. This includes responsibility for reviewing, approving and allocating balance sheet, capital, liquidity and funding limits.

Disclosure Committee
The Disclosure Committee advises and assists the Managing Board in fulfilling its responsibilities for overseeing the accuracy and timeliness of public disclosures made by RBSH Group. This inter alia includes advising the Managing Board on the disclosure of financial information.

Power of Attorney Committee
The PoA Committee has the authority to appoint holders of a Senior or a Divisional Power of Attorney (in relation to GBM, GTS, Business Services, Global Restructuring Group and NCD) on behalf of RBS N.V.

Code of conduct
RBSH Group’s Code of conduct set out the standards of ethical conduct that RBSH Group expects from its employees.

The ‘How we do Business’ principles are applicable to all our employees, including the Managing Board and other senior financial officers. All employees are accountable for their adherence to the code. RBSH Group has established a whistle blowing policy that provides employees with clear and accessible channels, for reporting suspect violations of the Business Principles and malpractice.

The ‘How we do Business’ principles address the standards necessary to comprise a code of ethics for the purposes of section 406 of the Sarbanes-Oxley Act.

Sustainability
Sustainability is central to the way RBSH Group is managed. Sustainability is not just about the many responsibilities and obligations that RBSH Group has in a legal sense, but about specific issues that need to be addressed to ensure that RBSH Group is a healthy and respected business operating on a sustainable basis.

There is a clear governance structure for RBSG Group Sustainability that oversees and aligns RBSH Group's approach to the range of social, ethical and environmental issues which confront the business on a daily basis.

RBSG Group continues to do significant work and address challenges across five key themes: Fair banking, Supporting enterprise, Employee engagement, Safety and security, and Citizenship and environmental sustainability.

RBSG Group Sustainability Committee
The RBSG Group Sustainability Committee (GSC) was established in 2009 and is chaired by the RBSG Group Senior Independent Director and meets quarterly. The GSC is responsible for reviewing RBSG Group’s overall sustainability strategy, values and policies and aligning RBSG Group’s approach to social, environmental and ethical issues.

All key business areas are represented on the GSC and it is attended by the RBSG Group Chairman. Further details of RBSG Group’s sustainability policies are available on www.rbs.com/sustainability and in the Annual Sustainability Report.

Relations with shareholders
Rights of shareholders
Any resolution to amend the Articles of Association of RBS Holdings may only be passed by the General Meeting of Shareholders following a proposal by the Managing Board which has been approved by the Supervisory Board. A copy of the proposal containing the literal text of the proposed amendments shall be made available for inspection by the holders of shares of RBS Holdings at the offices of RBS Holdings and at the offices stated in the convocation to the meeting, from the day of convocation to the end of the Meeting. Each Shareholder may obtain a full copy of the proposal free of charge.

Meetings of shareholders and convocation
The general meetings of shareholders shall be held in Amsterdam, or in The Hague, Rotterdam, Utrecht or Haarlemmermeer (Schiphol). Annual General Meeting of Shareholders must be held within six months of the end of each financial year. In addition, general meetings of shareholders shall be held as frequently as deemed necessary by the Managing Board or the Supervisory Board and when required by law or by the Articles of Association. General meetings of shareholders shall be convened by the Managing Board or the Supervisory Board, without prejudice to the provisions of Sections 110, 111 and 112 of Book 2 of the Netherlands Civil Code. Convocation shall take place not later than on the fifteenth day prior to the day of the meeting. Convocation shall state the items to be discussed or alternatively notice shall be given that such items may be inspected at the company’s offices. Proposals to amend the Articles of Association or proposals relating to a reduction of the company’s capital shall always be included in the actual convocation.

Corporate Governance continued	Corporate Governance

Employees
As at 31 December 2011, RBSH Group employed over 17.7 thousand employees (full-time equivalent basis) throughout the world. Details of employee related costs are included in Note 3 on the accounts.

Employee learning and development
RBSH Group maintains a strong commitment to creating and providing learning opportunities for all its employees through a variety of personal development, training programmes, learning networks and targeted leadership programmes. Employees are also encouraged to do voluntary work with community partners.

Employee communication
Employee engagement is encouraged through a range of communication channels, at RBSH Group and RBSG Group level. These channels provide access to news and information in a number of ways, including the intranet, magazines, videos, team meetings led by line managers, briefings held by senior managers and regular dialogue with employees and employee representatives.

Employee consultation
Each year, all employees are invited to complete the global employee opinion survey. The survey is confidential and independently managed by Towers Watson. The survey provides a channel for employees to express their views and opinions about RBSG Group on a range of key issues.

The 2011 survey took place in September 2011 and the final response rate was 81% RBSG Group wide.

RBSH Group recognises employee representative organisations such as trade unions and work councils in a number of businesses and countries.

RBSG Group has two European employee forums that provide elected representatives with an opportunity to understand better its European operations. Engagement with its employees and such bodies remains important to RBSG Group.

Diversity and inclusion
RBSH Group recognises that the diversity of its workforce is a significant and necessary asset to the business. During 2011, the RBSG Group executive renewed its commitment to ensuring a working environment that is inclusive to all and one that will enable all employees to develop to their full potential.

RBSG Group has a range of policies and processes that extend through the employee life-cycle including recruitment, flexible working and support for ill-health and disability-related absence. Diversity performance is monitored and reviewed at RBSH Group and RBSG Group level. This commitment extends beyond RBSG Group including support of external charitable networks and forums and as part of the community engagement and supplier relationships. Internally, RBSH Group supports initiatives such as the Women in Business network.

Safety, health and wellbeing
Ensuring the safety, health and wellbeing of employees and customers is core to RBSH Group’s business, and a fundamental social responsibility for RBSH Group.

During 2011, RBSH Group continued to focus on compliance, governance and managing risk across all jurisdictions. Enhanced services and supporting communication were implemented to support the health and wellbeing of employees, particularly given the impact of the economic environment.

Pre-employment screening
RBSH Group has a comprehensive pre-employment screening process to guard against possible infiltration and employee-related fraud for all direct and non-direct staff engaged on RBSH Group business.

Corporate Governance continued	Corporate Governance

The Dutch Banking Code (Code Banken)
Introduction
The Code Banken was drawn up by the Netherlands Bankers' Association (NVB) in response to the report entitled 'Restoring Trust' ('Naar herstel van vertrouwen'), which was published by the Advisory Committee on the Future of Banks (Adviescommissie Toekomst Banken) on 7 April 2009. The recommendations of the Advisory Committee’s report have been used as the basis for this Banking Code. The Code Banken is mandatory for RBSH Group as stated in Book 2 of the Civil Code as from 1 January 2010.

The Code Banken offers specific provisions, but underlying these provisions, its aim is to instil learning in the banking sector following the financial crisis. Drawing lessons and implementing change with the aim to restore trust among all our stakeholders, clients, staff, investors and society at large. RBSG Group, including RBSH Group has undergone and continues to undergo profound change following the crisis and is committed to high standards of corporate governance, business integrity and professionalism in all its activities.

Corporate Governance codes and the global footprint of RBSG Group
RBSH Group is ultimately owned by RBSG Group. When implementing the Code Banken, the Managing Board and Supervisory Board of RBSH Group will take into account the effects of similar codes of conduct implemented in the RBSG Group with the aim to align all businesses with RBSG Group.

Clients First
RBSH Group is aware of the fact that its long term success fully depends on how successful RBSH Group is in servicing its clients. To that extent, RBSH Group has taken additional measures to further embed ‘a client led culture’ in the organization. Over the past few years certain themes in this area have been fleshed out in detail, resulting in the ‘Customer Charter’ and the ‘Treating Customers Fairly Policy’. The Customer Charter describes 14 ‘customer commitments’ divided into the following four categories:

•	Make banking easy
•	Help when you need us
•	Support the communities in which we work
•	Listen to you

More information about the Customer Charter can be found on the website: www.rbs.com.

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

•
Customers do not face unreasonable post-sale barriers imposed by firms to change product, switch provider, submit a claim or make a complaint. The products and services which RBSG Group provides to its customers are designed to meet the needs of the various client groups.

In the Netherlands, RBSH Group primarily serves wholesale customers. The products and services which RBSH Group provides to these customers have been tailored accordingly and the mentioned Treating Customers Fairly Policy is applicable, where appropriate. With respect to the products and services offered to retail investors through intermediaries we use methods including market research to gauge the requirements and opinions of (potential) customers.

Compliance with the Code Banken
RBSH Group considers the Code Banken as an important yardstick for the way banks draw lessons from the crisis. RBSH Group takes account of all relevant remuneration regulatory regimes, including the Code Banken in designing and implementing its remuneration policy as well as RBSH Group’s corporate governance structure.

Supervisory Board
The required expertise and experience are well embedded in the Supervisory Board providing for an independent board with a diverse composition. The board consists of executives of RBSG Group with broad banking experience, and external, independent members with extensive legal (corporate governance) and international business experience. A clearly defined process for the engagement and recruitment of a Supervisory Board member has been established. If a vacancy for a new member exists, a new member is sought based on an established supervisory board profile to ensure that the knowledge and expertise obtained when filling the vacancy is fully complementing the composition of the board.

If the position of Chairman of the Supervisory Board became vacant, a separate individual profile would be drawn up based on an established Chairman’s profile to ensure alignment with the specific socio-economic and political culture and the social environment of the bank’s main markets.

All Supervisory Board members have committed themselves to fulfil their responsibilities as board members to the best of their ability. Their attendance at meetings is recorded. The board furthermore operates according to a set of rules governing the Supervisory Board’s principles and best practices. These have been agreed by all board members and are published on the internet site of the bank, www.rbs.nl. The remuneration received as Supervisory Board members is not dependent on RBSH Group’s results.

Corporate Governance continued	Corporate Governance

The Dutch Banking Code continued
Compliance with the Code Banken continued
Since 1 January 2011, one new Supervisory Board member joined the board. A thorough and extensive induction programme introducing RBSH Group was prepared. A programme covering aspects as stated in the Code Banken has been set up to accommodate for life long learning of Supervisory Board members and such programme is assessed on an annual basis. A similar assessment will be performed by an external party at least once every three years.

Managing Board
The composition of the Managing Board of RBSH Group ensures that all business areas and all control and support functions are well represented in the board. The board comprises a Chairman, a Chief Risk Officer (CRO), a Chief Financial Officer (CFO), a Chief Administrative Officer (CAO), a member responsible for Global Banking & Markets (GBM) and a member responsible for Global Transaction Services (GTS). To further clarify the specifics of each role on the board and to ensure adherence to agreements made on procedure and governance, a set of rules governing the Managing Board’s principles and best practices has been agreed.

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

In line with the requirement of the Code Banken, Managing Board members sign a moral and ethical declaration. Each Board member of RBS N.V. has signed such declaration.

The principles in the moral and ethical declaration are incorporated into the RBSG Group’s code of conduct which is issued to all new employees joining RBSH Group.

Risk Management
The Managing Board has arranged Risk Management in an adequate manner in order to ensure the Managing Board is aware in good time of any material risks run by the bank and to enable the Managing Board to manage these risks properly.

The Managing Board, through its sub committees, the Risk & Control Committee (RCC) and the Asset & Liability Management Committee (ALCO) takes any decision that is of material significance to the risk profile, the capital position or the liquidity impact. As from legal separation on 1 April 2010, the Supervisory Board decided to create a combined Risk and Audit Committee, ensuring that the risk component in the bank is thoroughly reviewed and assessed on a regular basis.

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

Audit
RBSH Group has a New Product Approval Process in place to ensure that all products are launched only after careful consideration of the risks and any other relevant factor applicable to such product. Group Internal Audit checks RBSH Group New Product Approval Process on design and effectiveness at least once per annum and reports its findings to both the Managing Board and Risk & Audit Committee.

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

The Dutch Banking Code continued
Compliance with the Code Banken continued
Remuneration Policy
The remuneration policy for RBSG Group in 2011, which is also applicable to RBSH Group supports the RBSG Group's business strategy and is designed to:

•	attract, retain, motivate and reward high calibre employees to deliver superior long-term business performance; and

•	ensure that RBSH Group's metrics, reward structures and governance processes as a whole provide coverage of the key risks in an appropriate way.

The Supervisory Board is responsible for the implementation and evaluation of the remuneration policy adopted.

RBSG Group has had claw back provisions in place since 2009. This allows the Remuneration Committee to retrospectively limit any compensation at the time of vesting if it considers that the performance factors on which reward decisions were based have later turned out not to reflect the corresponding performance in the longer term.

The intention is to allow RBSG Group to adjust historic remuneration for unforeseen issues arising during the deferral period, particularly those that do not easily lend themselves to quantitative measurement.

Summary Dutch Banking Code
All of the principles in the Dutch Banking Code are adhered to by RBSH Group, except for one item. This is the requirement (under 6.3.4) for shares granted to Managing Board members without financial consideration to be retained for at least five years or to the end of employment, whichever is sooner. Shares are released after a period of three years, which follows the RBSG Remuneration policy.

Under the RBSG Group-wide deferral arrangements a significant proportion of annual incentive awards for the more senior employees are deferred over a three year period. In line with the requirements of the FSA remuneration Code, a proportion of deferred remuneration is subject to an appropiate retention period.

RBSH Group is part of RBSG Group and therefore adheres to the global RBSG Group remuneration framework and policy which is compliant with the UK Financial Services Authority (FSA) remuneration code and the Capital Requirements Directive III (CRD III) as implemented in both the United Kingdom and the Netherlands.

RBSG Group also provides long-term incentives which are designed to link reward with the long-term success of RBSH Group and recognise the responsibility participants have in driving its future success and delivering value for shareholders. Long-term incentive awards are structured as performance-vesting shares. For the most senior roles, vesting will be based partly on divisional or functional performance and partly on performance across the Group

For details of remuneration of the Managing Board and Supervisory Board see note 34 to the Financial Statements.

Note from the Supervisory Board on the Dutch Banking Code
The Supervisory Board works alongside RBSG Group Remuneration Committee to ensure the implementation of a restrained and long-term remuneration policy which is aligned with the organisation's strategy and risk appetite whilst also catering for an evermore gloabalizing industry. The Supervisory Board extensively discussed remuneration at a number of its meetings during 2011, highlighting the focus that this topic continues to receive in the organisation.

Corporate Governance continued	Corporate Governance

Management’s report on internal control over financial reporting

Internal Control
The Managing Board is responsible for RBSH Group’s system of internal control that is designed to facilitate effective and efficient operations and to ensure the quality of internal and external reporting and compliance with applicable laws and regulations. In devising internal controls, RBSH Group has regard to the nature and extent of the risk, the likelihood of it crystallising and the cost of controls. A system of internal control is designed to manage, but not eliminate, the risk of failure to achieve business objectives and can only provide reasonable, and not absolute, assurance against the risk of material misstatement, fraud or losses.

Management’s Report on Internal Control over Financial Reporting
The Managing Board is responsible for establishing and maintaining adequate internal control over financial reporting for RBSH Group.

RBSH Group’s internal control over financial reporting is a component of an overall system of internal control. RBSH Group’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation, reliability and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards ('IFRS') as adopted by the EU-members and issued by the International Accounting Standards Board ('IASB') and it includes:

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

Management assessed the effectiveness of RBSH Group’s internal control over financial reporting as of 31 December 2011 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in 'Internal Control – Integrated Framework'.

Based on its assessment, management believes that, as of 31 December 2011, RBSH Group’s internal control over financial reporting is effective.

Changes in Internal Controls
There was no change in RBSH Group's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, RBSH Group's internal control over financial reporting.

Independent verification
External auditors are not required to provide an opinion on the effectiveness of internal control over financial reporting for RBSH Group. This is because the company qualifies as a ‘non-accelerated filer’ as defined by the US Securities & Exchange Commission. Following a change to US legislation during 2010, such companies are permanently exempted from an independent verification by the external auditor.

Jan de Ruiter
Chairman of the Managing Board

Pieter van der Harst
Chief Financial Officer

Amsterdam, 23 March 2012

Financial statements	Financial Statements

108	Consolidated income statements
109	Consolidated statements of comprehensive income
110	Consolidated balance sheets
111	Consolidated statements of changes in equity
112	Consolidated cash flow statements
113	Accounting policies
125	Notes on the accounts
	1	Net interest income	125
	2	Non-interest income	125
	3	Operating expenses	126
	4	Pensions	127
	5	Auditor’s remuneration	129
	6	Tax	130
	7	Dividends	130
	8	Financial instruments - classification	131
	9	Financial instruments - valuation	134
	10	Financial instruments - maturity analysis	148
	11	Financial assets - impairments	150
	12	Derivatives	151
	13	Debt securities	153
	14	Equity shares	154
	15	Major subsidiaries and participating interests	155
	16	Intangible assets	156
	17	Property, plant and equipment	157
	18	Prepayments, accrued income and other assets	158
	19	Discontinued operations and assets and liabilities of disposal groups	159
	20	Settlement balances and short positions	161
	21	Accruals, deferred income and other liabilities	161
	22	Deferred taxation	162
	23	Subordinated liabilities	163
	24	Share capital	167
	25	Reserves	167
	26	Securitisations and asset transfers	168
	27	Capital resources	170
	28	Memorandum items	171
	29	Changes in operating assets and liabilities	175
	30	Interest received and paid	175
	31	Analysis of cash and cash equivalents	175
	32	Segmental analysis	176
	33	Risk and balance sheet management	180
	34	Remuneration of the Managing Board and Supervisory Board of RBS Holdings N.V.	201
	35	Related parties	202
	36	Joint ventures	204
	37	Post balance sheet events	204
	38	Supplemental condensed consolidating financial information	205
210	Company Financial Statements RBS Holdings N.V. (Parent Company)

Consolidated income statements	Financial Statements
for the year ended 31 December

	Note	2011 €m	2010 €m	2009 €m
Interest receivable		2,352	3,061	4,763
Interest payable		(1,664)	(1,634)	(2,929)
Net interest income	1	688	1,427	1,834
Fees and commissions receivable		1,039	1,152	1,506
Fees and commissions payable		(367)	214	(483)
Income/(loss) from trading activities		646	1,131	(303)
Other operating income/(loss)		1,923	(52)	(1,157)
Non-interest income/(loss)	2	3,241	2,445	(437)
Total income		3,929	3,872	1,397
Staff costs		(1,210)	(1,776)	(2,111)
Premises and equipment		(451)	(540)	(660)
Other administrative expenses		(598)	(883)	(1,195)
Depreciation and amortisation		(139)	(179)	(275)
Write-down of goodwill and other intangible assets		(29)	(2)	(380)
Operating expenses	3	(2,427)	(3,380)	(4,621)
Profit/(loss) before impairment losses		1,502	492	(3,224)
Impairment losses	11	(1,765)	(67)	(1,623)
Operating (loss)/profit before tax		(263)	425	(4,847)
Tax (charge)/credit	6	(433)	(302)	465
(Loss)/profit from continuing operations		(696)	123	(4,382)
Profit/(loss) from discontinued operations, net of tax	19	40	985	(18)
(Loss)/profit for the year		(656)	1,108	(4,400)

(Loss)/profit attributable to:
Non-controlling interests		-	(2)	(1)
Controlling interests		(656)	1,110	(4,399)
		(656)	1,108	(4,400)

The accompanying notes on pages 125 to 209 and the accounting policies on pages 113 to 124 form an integral part of these financial statements.

Consolidated statements of comprehensive income	Financial Statements
for the year ended 31 December

	Note	2011 €m	2010 €m	2009 €m
(Loss)/profit for the year		(656)	1,108	(4,400)
Other comprehensive income
Available-for-sale financial assets		274	(2,105)	20
Cash flow hedges		9	1,393	(254)
Currency translation		(476)	105	(296)
Other comprehensive loss before tax		(193)	(607)	(530)
Tax (charge)/credit (1)		(776)	199	138
Other comprehensive loss after tax		(969)	(408)	(392)
Total comprehensive (loss)/income for the year		(1,625)	700	(4,792)

Total comprehensive (loss)/income recognised in the statement of changes in equity is attributable as follows:
Non-controlling interests		(3)	(2)	5
Controlling interests		(1,622)	702	(4,797)
		(1,625)	700	(4,792)
Notes:
(1)	€768 million of deferred tax assets in relation to the available for sale securities were derecognised in 2011.

The accompanying notes on pages 125 to 209 and the accounting policies on pages 113 to 124 form an integral part of these financial statements.

Consolidated balance sheets	Financial Statements
at 31 December

	Note	2011 €m	2010 €m	2009 €m
Assets
Cash and balances at central banks	8	12,609	8,323	28,382
Loans and advances to banks	8	27,053	26,705	37,719
Loans and advances to customers	8	29,578	44,496	219,958
Debt securities	13	39,645	52,260	84,800
Equity shares	14	3,093	22,634	17,236
Settlement balances	8	2,608	3,573	3,398
Derivatives	12	19,138	28,272	57,392
Intangible assets	16	115	199	645
Property, plant and equipment	17	152	283	1,961
Deferred tax	22	444	5,440	5,427
Prepayments, accrued income and other assets	18	5,018	5,388	7,538
Assets of disposal groups	19	7,219	2,809	4,889
Total assets		146,672	200,382	469,345

Liabilities
Deposits by banks	8	46,520	31,985	44,948
Customer accounts	8	39,601	54,905	201,098
Debt securities in issue	8	17,714	53,411	96,291
Settlement balances and short positions	20	3,409	5,202	7,503
Derivatives	12	19,868	35,673	62,959
Accruals, deferred income and other liabilities	21	3,835	5,213	13,675
Retirement benefit liabilities	4	60	75	154
Deferred tax	22	116	195	241
Subordinated liabilities	23	6,859	6,894	14,666
Liabilities of disposal groups	19	5,351	1,857	8,894
Total liabilities		143,333	195,410	450,429

Non-controlling interests		21	24	36
Controlling interests		3,318	4,948	18,880
Total equity		3,339	4,972	18,916

Total liabilities and equity		146,672	200,382	469,345

The accompanying notes on pages 125 to 209 and the accounting policies on pages 113 to 124 form an integral part of these financial statements.

Consolidated statements of changes in equity	Financial Statements
for the year ended 31 December

	Note	2011 €m	2010 €m	2009 €m
Called-up share capital
At 1 January		1,852	1,852	1,852
At 31 December	24	1,852	1,852	1,852
Share premium account
At 1 January		2,187	11,943	5,343
Share premium increase		-	915	6,600
Dividends distributed to the controlling interests	7	-	(10,671)	-
At 31 December		2,187	2,187	11,943
Available-for-sale reserve
At 1 January		(2,419)	(840)	(865)
Unrealised (losses)/gains in the year		(1,155)	(1,827)	75
Realised losses/(gains) in the year (1)		1,429	(278)	(55)
Tax (2)		(773)	526	5
At 31 December		(2,918)	(2,419)	(840)
Cash flow hedging reserve
At 1 January		(28)	(1,071)	(866)
Amount recognised in equity during the year		9	1,393	(253)
Amount transferred from equity to earnings in the year		-	-	(1)
Tax		(3)	(350)	49
At 31 December		(22)	(28)	(1,071)
Foreign exchange reserve
At 1 January		427	299	517
(Losses)/gains arising during the year		(73)	151	(200)
Reclassification of foreign currency (losses)/gains included in the income statement (3)		(403)	(46)	(102)
Tax		-	23	84
At 31 December		(49)	427	299
Retained earnings
At 1 January		2,929	6,697	11,096
Profit/(loss) attributable to controlling interests
-continuing operations		(696)	125	(4,381)
-discontinuing operations		40	985	(18)
Dividends distributed to controlling interests	7	-	(4,863)	-
Other changes		(5)	(15)	-
At 31 December		2,268	2,929	6,697

Equity attributable to controlling interests		3,318	4,948	18,880
Non-controlling interests
At 1 January		24	36	46
Comprehensive (loss)/income in the year		(3)	(2)	5
Dividends distributed to non-controlling interests		-	(10)	(15)
At 31 December		21	24	36

Total equity at 31 December		3,339	4,972	18,916

The accompanying notes on pages 125 to 209 and the accounting policies on pages 113 to 124 form an integral part of these financial statements.

Notes:
(1)	2011 includes an impairment loss of €1,268 million in respect of RBSH Group’s holding of Greek government bonds, together with €194 million of related interest rate hedge adjustments.
(2)	€768 million of deferred tax assets in relation to the available for sale securities were derecognised in 2011.
(3)	2011 includes €404 million, relating to losses recycled to profit and loss due to the UK Transfers.

Consolidated cash flow statements	Financial Statements
for the year ended 31 December

	Note	2011 €m	2010 €m	2009 €m
Operating activities
Operating (loss)/profit before tax from continuing operations		(263)	425	(4,847)
Operating profit/(loss) before tax from discontinued operations		53	1,080	30
Adjustments for:
Depreciation and amortisation		139	179	275
Write-down of goodwill and other intangible assets		29	2	380
Interest on subordinated liabilities		230	12	311
Charge for pension schemes		4	145	324
Non-cash items on discontinued activities		-	130	1,417
Elimination of foreign exchange differences		476	(105)	296
Impairment losses on debt securities		1,463	(179)	1,736
Other non-cash items		279
Net cash inflow/(outflow) from operating activities		2,410	1,689	(78)
Changes in operating assets and liabilities	29	(5,343)	(27,328)	45,756
Net cash flows from operating activities before tax		(2,933)	(25,639)	45,678
Income taxes paid		(11)	(133)	-
Net cash flows from operating activities		(2,944)	(25,772)	45,678

Investing activities
Sale and maturity of securities		58,845	75,761	77,354
Purchase of securities		(49,319)	(62,689)	(85,270)
Disposal of subsidiaries		(117)	539	(3)
Sale of property, plant and equipment		74	84	109
Purchase of property, plant and equipment		(107)	(154)	(323)
Net investment in business interests and intangible assets		(27)	(122)	(129)
Transfer out of discontinued operations		-	(5,064)	-
Net cash flows from investing activities		9,349	8,355	(8,262)

Financing activities
Share premium increase		-	915	6,600
Issue of subordinated liabilities		-	-	2,619
Repayment of subordinated liabilities		(79)	(810)	(1,566)
Issuance of other long term funding		-	278	9,797
Repayment and repurchase of other long term funding		-	(60)	(19,816)
Dividends paid		-	(15)	-
Interest on subordinated liabilities		(261)	(151)	(529)
Other		-	(5)	6
Net cash flows from financing activities		(340)	152	(2,889)
Effects of exchange rate changes on cash and cash equivalents		125	218	(414)
Net increase/(decrease) in cash and cash equivalents		6,190	(17,047)	34,113
Cash and cash equivalents at 1 January		3,554	20,601	(13,512)
Cash and cash equivalents at 31 December	31	9,744	3,554	20,601

The accompanying notes on pages 125 to 209 and the accounting policies on pages 113 to 124 form an integral part of these financial statements.

Accounting policies	Financial Statements

1. Corporate information
RBS Holdings N.V. (the Company) is a public limited liability company, incorporated under Dutch law on 30 May 1990 and registered at Gustav Mahlerlaan 350, 1082 ME Amsterdam, the Netherlands. RBSH Group is an international banking group offering a wide range of banking products and financial services on a global basis.

In 2007, RFS Holdings B.V., which was jointly owned by RBSG Group, the Dutch State (successor to Fortis) and Santander, together (the Consortium Members), completed the acquisition of RBS Holdings N.V.

As at 31 December 2010 RBSG Group’s legal ownership of RFS Holdings B.V. is 97.7%. RBSG Group is incorporated in the UK and registered at 36 St. Andrew Square, Edinburgh, Scotland. RBSG Group is the ultimate parent company of RBS Holdings N.V. The consolidated financial statements of RBS Holdings N.V. are included in the consolidated financial statements of RBSG Group.

As debt securities issued by RBSH Group are listed on the New York Stock Exchange, the rules of the Securities and Exchange Commission (SEC) are applicable. This annual report complies with the SEC rules for foreign registrants and a cross reference table to the sections of the Form 20-F is included on pages 2 to 3 of this report.

The consolidated financial statements of RBSH Group for the year ended 31 December 2011 incorporate financial information of RBS Holdings, its controlled entities and interests in associates and joint ventures. The consolidated financial statements were signed and authorised for issue by the Managing Board on 22 March 2012 and Supervisory Board on 22 March 2012. The right to request an amendment of the financial statements is embedded in the Netherlands Civil Code. Interested parties have the right to ask the Enterprise Chamber of the Amsterdam Court of Appeal for a revision of the financial statements.

2. Presentation of accounts
The Managing Board, having made such enquiries as they considered appropriate, including a review of RBSH Group’s forecasts, projections and other relevant evidence regarding the continuing availability of sufficient resources from the RBSG Group, have prepared the financial statements on a going concern basis. They considered the preliminary announcement of the annual results of The Royal Bank of Scotland Group plc for the year ended 31 December 2011, approved on 22 February 2012, which were prepared on a going concern basis.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and interpretations as issued by the IFRS Interpretations Committee (IFRIC) of the IASB and IFRS as adopted by the European Union (EU) (together IFRS). The EU has not adopted the complete text of IAS 39 ‘Financial Instruments: Recognition and Measurement', it has relaxed some of the standard's hedging requirements. RBSH Group has not taken advantage of this relaxation and has adopted IAS 39 as issued by the IASB: RBSH Group's financial statements are prepared in accordance with IFRS as issued by the IASB.

The accounts are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, held-for-trading financial assets and financial liabilities, financial assets and financial liabilities that are designated as at fair value through profit or loss, available-for-sale financial assets and investment property. Recognised financial assets and financial liabilities in fair value hedges are adjusted for changes in fair value in respect of the risk that is hedged. The company’s financial statements and RBSH Group's consolidated financial statements are presented in euro which is the functional currency of the company.

There are a number of changes to IFRS that were effective from 1 January 2011. They have had no material effect on the financial statements of RBSH Group:

IFRIC 19 ‘Extinguishing Financial Liabilities with Equity Instruments’ provides guidance on the accounting treatment when financial liabilities are settled with equity instruments.

Amendment to IAS 32 ‘Financial Instruments: Presentation’ - ‘Classification of Rights Issues’ amends IAS 32 so that rights, options or warrants that are fixed for fixed (i.e. a fixed amount of cash for a fixed number of instruments) offered pro rata to all owners of a class of instrument are classified as equity instruments regardless of the currency denomination of the exercise price.

Amendment to IFRIC 14 ‘IAS 19 ‘The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ – ‘Prepayments of a Minimum Funding Requirement’ applies in the limited circumstances where an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendment permits the benefit of such an early payment to be treated as an asset.

May 2010 ‘Annual Improvements to IFRS’ makes non-urgent but necessary amendments to standards, primarily to remove inconsistencies and to clarify wording.

Revised IAS 24 ‘Related Party Disclosures’ simplifies the disclosure requirements for government-related entities and clarifies the definition of a related party.

3. Basis of consolidation
The consolidated financial statements incorporate the financial statements of the company and entities (including certain special purpose entities) that are controlled by RBSH Group. Control exists where RBSH Group has the power to govern the financial and operating policies of the entity; generally conferred by holding a majority of voting rights. On acquisition of a subsidiary, its identifiable assets, liabilities and contingent liabilities are included in the consolidated accounts at their fair value. A subsidiary acquired is included in the consolidated financial statements from the date it is controlled by RBSH Group up until the date RBSH Group ceases to control it through a sale or a significant change in circumstances. Changes in interest that do not result in a loss of control are accounted for as equity transactions. All intra-group balances, transactions, income and expenses are eliminated on consolidation. The consolidated accounts are prepared using uniform accounting policies.

Accounting policies continued	Financial Statements

4. Revenue recognition
Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity and interest expense on financial liabilities other than those measured at fair value are determined using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument's initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable, that are an integral part of the instrument's yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

Financial assets and financial liabilities held for trading or designated as at fair value through profit or loss are recorded at fair value. Changes in fair value are recognised in profit or loss.

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

5. Assets held for sale and discontinued operations
A non-current asset (or disposal group) is classified as held for sale if RBSH Group will recover the carrying amount principally through a sale transaction rather than through continuing use. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell. If the asset (or disposal group) is acquired as part of a business combination, it is initially measured at fair value less costs to sell. Assets and liabilities of disposal groups classified as held for sale and non-current assets classified as held for sale are shown separately on the face of the balance sheet.

The results of discontinued operations – comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognised either on measurement to fair value less costs to sell or on the disposal of the discontinued operation - are shown as a single amount on the face of the income statement. A discontinued operation is a cash generating unit or a group of cash-generating units that either has been disposed of, or is classified as held for sale, and (a) represents a separate major line of business or geographical area of operations, (b) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale.

6. Pensions and other post-retirement benefits
RBSH Group provides post-retirement benefits in the form of pensions and healthcare plans to eligible employees. Separate pension funds or third parties administer most of these plans. The plans include both defined contribution plans and defined benefit plans.

In the case of defined contribution plans, contributions are charged directly to the income statement in the year to which they relate.

The net obligations under defined benefit plans are regarded as RBSH Group’s own commitments regardless of whether these are administered by a pension fund or in some other manner. The net obligation of each plan is determined as the difference between the benefit obligations and the plan assets. Defined benefit plan pension commitments are calculated in accordance with the projected unit credit method of actuarial cost allocation. Under this method, the present value of pension commitments is determined on the basis of the number of active years of service up to the balance sheet date and the estimated employee salary at the time of the expected retirement date, and is discounted using the market rate of interest on high-quality corporate bonds. The plan assets are measured at fair value.

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

RBSH Group’s net obligation with respect to long-term service benefits and post-retirement healthcare is the amount of future benefit that employees have earned in return for their service in current and prior periods. The obligation is calculated using the projected unit credit method. It is then discounted to its present value and the fair value of any related assets is deducted.

Accounting policies continued	Financial Statements

7. Intangible assets and goodwill
Intangible assets acquired by RBSH Group are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to profit or loss over the assets' estimated economic lives using methods that best reflect the pattern of economic benefits and included in Depreciation and amortisation. The estimated useful economic lives are as follows:

Core deposit intangibles	6 to 10 years
Other acquired intangibles	5 to 10 years
Computer software	3 to 5 years

Expenditure on internally generated goodwill and brands is written-off as incurred. Direct costs relating to the development of internal-use computer software are capitalised once technical feasibility and economic viability have been established. These costs include payroll, the costs of materials and services, and directly attributable overheads. Capitalisation of costs ceases when the software is capable of operating as intended. During and after development, accumulated costs are reviewed for impairment against the benefits that the software is expected to generate. Costs incurred prior to the establishment of technical feasibility and economic viability are expensed as incurred as are all training costs and general overheads. The costs of licences to use computer software that are expected to generate economic benefits beyond one year are also capitalised.

Intangible assets include goodwill arising on the acquisition of subsidiaries and joint ventures. Goodwill on the acquisition of a subsidiary is the excess of the fair value of the consideration transferred, the fair value of any existing interest in the subsidiary and the amount of any non-controlling interest measured either at fair value or at its share of the subsidiary’s net assets over RBSH Group's interest in the net fair value of the subsidiary’s identifiable assets, liabilities and contingent liabilities. Goodwill arises on the acquisition of a joint venture when the cost of investment exceeds RBSH Group’s share of the net fair value of the joint venture’s identifiable assets and liabilities. Goodwill is measured at initial cost less any subsequent impairment losses. Goodwill arising on the acquisition of associates is included within their carrying amounts. The gain or loss on the disposal of a subsidiary, associate or joint venture includes the carrying value of any related goodwill.

8. Property, plant and equipment
Items of property, plant and equipment (except investment property – see Accounting policy 10) are stated at cost less accumulated depreciation and impairment losses. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for separately.

Depreciation is charged to profit or loss on a straight-line basis so as to write-off the depreciable amount of property, plant and equipment (including assets owned and let on operating leases) over their estimated useful lives.

The depreciable amount is the cost of an asset less its residual value. Land is not depreciated. Estimated useful lives are as follows:

Freehold and long leasehold buildings	50 years
Short leaseholds	unexpired period of the lease
Property adaptation costs	10 to 15 years
Computer equipment	up to 5 years
Other equipment	4 to 15 years

The residual value and useful life of property, plant and equipment are reviewed at each balance sheet date and updated for any changes to previous estimates.

9. Impairment of intangible assets and property, plant and equipment
At each reporting date, RBSH Group assesses whether there is any indication that its intangible assets, or property, plant and equipment are impaired. If any such indication exists, RBSH Group estimates the recoverable amount of the asset and the impairment loss if any. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

If an asset does not generate cash flows that are independent from those of other assets or groups of assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. For the purposes of impairment testing, goodwill acquired in a business combination is allocated to each of RBSH Group’s cash-generating units or groups of cash-generating units expected to benefit from the combination. The recoverable amount of an asset or cash-generating unit is the higher of its fair value less cost to sell and its value in use. Value in use is the present value of future cash flows from the asset or cash-generating unit discounted at a rate that reflects market interest rates adjusted for risks specific to the asset or cash-generating unit that have not been taken into account in estimating future cash flows. If the recoverable amount of an intangible or tangible asset is less than its carrying value, an impairment loss is recognised immediately in profit or loss and the carrying value of the asset reduced by the amount of the loss. A reversal of an impairment loss on intangible assets (excluding goodwill) or property, plant and equipment is recognised as it arises provided the increased carrying value is not greater than it would have been had no impairment loss been recognised. Impairment losses on goodwill are not reversed.

10. Investment property
Investment property comprises freehold and leasehold properties that are held to earn rentals or for capital appreciation or both. Investment property is not depreciated but is stated at fair value based on valuations by independent registered valuers. Fair value is based on current prices for similar properties in the same location and condition. Any gain or loss arising from a change in fair value is recognised in profit or loss. Rental income from investment property is recognised on a straight-line basis over the term of the lease in ‘Other operating income’. Lease incentives granted are recognised as an integral part of the total rental income.

Accounting policies continued	Financial Statements

11. Foreign currencies
RBSH Group's consolidated financial statements are presented in the euro which is the functional currency of the Company.

Group entities record transactions in foreign currencies in the currency of the primary economic environment in which they operate (their functional currency) at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the relevant functional currency at the foreign exchange rates ruling at the balance sheet date. Foreign exchange differences arising on the settlement of foreign currency transactions and from the translation of monetary assets and liabilities are reported in income from trading activities except for differences arising on cash flow hedges and hedges of net investments in foreign operations (see Accounting policy 24).

Non-monetary items denominated in foreign currencies that are stated at fair value are translated into the relevant functional currency at the foreign exchange rates ruling at the dates the values are determined. Translation differences arising on non-monetary items measured at fair value are recognised in profit or loss except for differences arising on available-for-sale non-monetary financial assets, for example equity shares, which are recognised in other comprehensive income unless the asset is the hedged item in a fair value hedge.

Assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into euro at foreign exchange rates ruling at the balance sheet date. Income and expenses of foreign operations are translated into euro at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognised in other comprehensive income. The amount accumulated in equity is reclassified from equity to profit or loss on disposal or partial disposal of a foreign operation.

12. Leases
As lessor
Contracts with customers to lease assets are classified as finance leases if they transfer substantially all the risks and rewards of ownership of the asset to the customer; all other contracts with customers to lease assets are classified as operating leases.

Finance lease receivables are included in the balance sheet, within Loans and advances to banks and Loans and advances to customers, at the amount of the net investment in the lease being the minimum lease payments and any unguaranteed residual value discounted at the interest rate implicit in the lease. Finance lease income is allocated to accounting periods so as to give a constant periodic rate of return before tax on the net investment and included in Interest receivable. Unguaranteed residual values are subject to regular review; if there is a reduction in their value, income allocation is revised and any reduction in respect of amounts accrued is recognised immediately.

Rental income from operating leases is recognised in income on a straight-line basis over the lease term unless another systematic basis better represents the time pattern of the asset’s use. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives (see Accounting policy 8). Operating lease rentals receivable are included in Other operating income.

As lessee
RBSH Group’s contracts to lease assets are principally operating leases. Operating lease rental expense is included in Premises and equipment costs and recognised as an expense on a straight-line basis over the lease term unless another systematic basis better represents the benefit to RBSH Group.

13. Provisions
RBSH Group recognises a provision for a present obligation resulting from a past event when it is more likely than not that it will be required to transfer economic benefits to settle the obligation and the amount of the obligation can be estimated reliably.

Provision is made for restructuring costs, including the costs of redundancy, when RBSH Group has a constructive obligation to restructure. An obligation exists when RBSH Group has a detailed formal plan for the restructuring and has raised a valid expectation in those affected by starting to implement the plan or announcing its main features.

If RBSH Group has a contract that is onerous, it recognises the present obligation under the contract as a provision. An onerous contract is one where the unavoidable costs of meeting RBSH Group’s contractual obligations exceed the expected economic benefits. When RBSH Group vacates a leasehold property, a provision is recognised for the costs under the lease less any expected economic benefits (such as rental income).

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

14. Tax
Income tax expense or income, comprising current tax and deferred tax, is recorded in the income statement except income tax on items recognised outside profit or loss which is credited or charged to other comprehensive income or to equity as appropriate.

Current tax is income tax payable or recoverable in respect of the taxable profit or loss for the year arising in income or in equity. Provision is made for current tax at rates enacted or substantively enacted at the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable in respect of temporary differences between the carrying amount of an asset or liability for accounting purposes and its carrying amount for tax purposes. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that they will be recovered.

Accounting policies continued	Financial Statements

Deferred tax is not recognised on temporary differences that arise from initial recognition of an asset or a liability in a transaction (other than a business combination) that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is calculated using tax rates expected to apply in the periods when the assets will be realised or the liabilities settled, based on tax rates and laws enacted, or substantively enacted, at the balance sheet date.

Deferred tax assets and liabilities are offset where RBSH Group has a legally enforceable right to offset and where they relate to income taxes levied by the same taxation authority either on an individual RBSH Group company or on RBSH Group companies in the same tax group that intend, in future periods, to settle current tax liabilities and assets on a net basis or on a gross basis simultaneously.

15. Financial assets
On initial recognition, financial assets are classified into held-to-maturity investments; held-for-trading; designated as at fair value through profit or loss; loans and receivables; or available-for-sale financial assets. Regular way purchases of financial assets classified as loans and receivables are recognised on settlement date; all other regular way transactions in financial assets are recognised on trade date.

Held-to-maturity investments - a financial asset may be classified as a held-to-maturity investment only if it has fixed or determinable payments, a fixed maturity and RBSH Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see Accounting policy 4) less any impairment losses.

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

Designated as at fair value through profit or loss - financial assets may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both, that RBSH Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

Financial assets that RBSH Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss, and are subsequently measured at fair value. Gains and losses on financial assets that are designated as at fair value through profit or loss are recognised in profit or loss as they arise.

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

Available-for-sale financial assets - financial assets that are not classified as held-to-maturity; held-for-trading; designated as at fair value through profit or loss; or loans and receivables are classified as available-for-sale. Financial assets can be designated as available-for-sale on initial recognition. Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as available-for-sale financial assets. Impairment losses and exchange differences resulting from retranslating the amortised cost of foreign currency monetary available-for-sale financial assets are recognised in profit or loss together with interest calculated using the effective interest method (see Accounting policy 4), as are gains and losses attributable to the hedged risk on available-for-sale financial assets that are hedged items in fair value hedges (see Accounting policy 24). Other changes in the fair value of available-for-sale financial assets and any related tax are reported in other comprehensive income until disposal, when the cumulative gain or loss is reclassified from equity to profit or loss.

Reclassifications - held-for-trading and available-for-sale financial assets that meet the definition of loans and receivables (non-derivative financial assets with fixed or determinable payments that are not quoted in an active market) may be reclassified to loans and receivables if RBSH Group has the intention and ability to hold the financial asset for the foreseeable future or until maturity. RBSH Group typically regards the foreseeable future as twelve months from the date of reclassification. Additionally, held-for-trading financial assets that do not meet the definition of loans and receivables may, in rare circumstances, be transferred to available-for-sale financial assets or to held-to-maturity investments. Reclassifications are made at fair value. This fair value becomes the asset's new cost or amortised cost as appropriate. Gains and losses recognised up to the date of reclassification are not reversed.

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

16. Impairment of financial assets
RBSH Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or group of financial assets classified as held-to-maturity, available-for-sale or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence that an event or events since initial recognition of the asset have adversely affected the amount or timing of future cash flows from the asset.

Accounting policies continued	Financial Statements

Financial assets carried at amortised cost - if there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as loans and receivables or as held-to-maturity investments has been incurred, RBSH Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition.

For collateralised loans and receivables, estimated future cash flows include cash flows that may result from foreclosure less the costs of obtaining and selling the collateral, whether or not foreclosure is probable.

Where, in the course of the orderly realisation of a loan, it is exchanged for equity shares or property, the exchange is accounted for as the sale of the loan and the acquisition of equity securities or investment property. Where RBSH Group’s interest in equity shares following the exchange is such that RBSH Group controls an entity, that entity is consolidated.

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

Impaired loans and receivables are written off, i.e. the impairment provision is applied in writing down the loan's carrying value partially or in full, when RBSH Group concludes that there is no longer any realistic prospect of recovery of part or all of the loan. For portfolios that are collectively assessed for impairment, the timing of write-off principally reflects historic recovery experience for each portfolio. For loans that are individually assessed for impairment, the timing of write-off is determined on a case-by-case basis. Such loans are reviewed regularly and write-offs will be prompted by bankruptcy, insolvency, restructuring and similar events. Most debt is written off within five years of the recognition of the initial impairment. It is not RBSG Group’s usual practice to write-off all or part of the asset at the time an impairment loss is recognised; it may however, take place in rare circumstances. Amounts recovered after a loan has been written off are credited to the loan impairment charge for the period in which they are received.

Financial assets carried at fair value - when a decline in the fair value of a financial asset classified as available-for-sale has been recognised directly in other comprehensive income and there is objective evidence that it is impaired, the cumulative loss is reclassified from equity to profit or loss. The loss is measured as the difference between the amortised cost of the financial asset and its current fair value. Impairment losses on available-for-sale equity instruments are not reversed through profit or loss, but those on available-for-sale debt instruments are reversed, if there is an increase in fair value that is objectively related to a subsequent event.

17. Financial liabilities
On initial recognition, financial liabilities are classified into held-for-trading; designated as at fair value through profit or loss; or amortised cost. Issues of financial liabilities measured at amortised cost are recognised on settlement date; all other regular way transactions in financial liabilities are recognised on trade date.

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

Designated as at fair value through profit or loss - financial liabilities may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both that RBSH Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

Financial liabilities that RBSH Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at fair value through profit or loss are recognised in profit or loss as they arise.

The principal category of financial liabilities designated as at fair value through profit or loss is structured liabilities issued by RBSH Group: designation significantly reduces the measurement inconsistency between these liabilities and the related derivatives carried at fair value.

Amortised cost - all other financial liabilities are measured at amortised cost using the effective interest method (see Accounting policy 4).

Fair value for a net open position in a financial liability that is quoted in an active market is the current offer price times the number of units of the instrument issued. Fair values for financial liabilities not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial liabilities.

Accounting policies continued	Financial Statements

18. Financial guarantee contracts
Under a financial guarantee contract, RBSH Group, in return for a fee, undertakes to meet a customer’s obligations under the terms of a debt instrument if the customer fails to do so. A financial guarantee is recognised as a liability; initially at fair value and, if not designated as at fair value through profit or loss, subsequently at the higher of its initial value less cumulative amortisation and any provision under the contract measured in accordance with Accounting policy 13. Amortisation is calculated so as to recognise fees receivable in profit or loss over the period of the guarantee.

19. Loan commitments
Provision is made for loan commitments, other than those classified as held-for-trading, if it is probable that the facility will be drawn and the resulting loan will be recognised at a value less than the cash advanced. Syndicated loan commitments in excess of the level of lending under the commitment approved for retention by RBSH Group are classified as held-for-trading and measured at fair value.

20. Derecognition
A financial asset is derecognised when the contractual right to receive cash flows from the asset has expired or when it has been transferred and the transfer qualifies for derecognition. A transfer requires that RBSH Group either (a) transfers the contractual rights to receive the asset's cash flows; or (b) retains the right to the asset's cash flows but assumes a contractual obligation to pay those cash flows to a third party. After a transfer, RBSH Group assesses the extent to which it has retained the risks and rewards of ownership of the transferred asset. The asset remains on the balance sheet if substantially all the risks and rewards have been retained. It is derecognised if substantially all the risks and rewards have been transferred. If substantially all the risks and rewards have been neither retained nor transferred, RBSH Group assesses whether or not it has retained control of the asset. If it has not retained control, the asset is derecognised. Where RBSH Group has retained control of the asset, it continues to recognise the asset to the extent of its continuing involvement.

A financial liability is removed from the balance sheet when the obligation is discharged, or cancelled, or expires. On the redemption or settlement of debt securities (including subordinated liabilities) issued by RBSH Group, RBSH Group derecognises the debt instrument and records a gain or loss being the difference between the debt's carrying amount and the cost of redemption or settlement. The same treatment applies where the debt is exchanged for a new debt issue that has terms substantially different from those of the existing debt. The assessment of whether the terms of the new debt instrument are substantially different takes into account qualitative and quantitative characteristics including a comparison of the present value of the cash flows under the new terms with present value of the remaining cash flows of the original debt issue discounted at the effective interest rate of the original debt issue.

21. Sale and repurchase transactions
Securities subject to a sale and repurchase agreement under which substantially all the risks and rewards of ownership are retained by RBSH Group continue to be shown on the balance sheet and the sale proceeds recorded as a financial liability. Securities acquired in a reverse sale and repurchase transaction under which RBSH Group is not exposed to substantially all the risks and rewards of ownership are not recognised on the balance sheet and the consideration paid is recorded as a financial asset.

Securities borrowing and lending transactions are usually secured by cash or securities advanced by the borrower. Borrowed securities are not recognised on the balance sheet or lent securities derecognised. Cash collateral given or received is treated as a loan or deposit; collateral in the form of securities is not recognised. However, where securities borrowed are transferred to third parties, a liability for the obligation to return the securities to the stock lending counterparty is recorded.

22. Netting
Financial assets and financial liabilities are offset and the net amount presented in the balance sheet when, and only when, RBSH Group currently has a legally enforceable right to set off the recognised amounts and it intends either to settle on a net basis or to realise the asset and settle the liability simultaneously. RBSH Group is party to a number of arrangements, including master netting agreements, that give it the right to offset financial assets and financial liabilities but where it does not intend to settle the amounts net or simultaneously and therefore the assets and liabilities concerned are presented gross.

23. Capital instruments
RBSH Group classifies a financial instrument that it issues as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms and as equity if it evidences a residual interest in the assets of RBSH Group after the deduction of liabilities. The components of a compound financial instrument issued by RBSH Group are classified and accounted for separately as financial assets, financial liabilities or equity as appropriate.

Incremental costs that are directly attributable to an equity transaction are deducted from equity net of any related tax.

The consideration for any ordinary shares of the company purchased by RBSH Group (treasury shares) is deducted from equity. On the cancellation of treasury shares their nominal value is removed from equity and any excess of consideration over nominal value is added to shareholders’ equity. On the sale or reissue of treasury shares the consideration received is credited to equity, net of any directly attributable incremental costs and related tax.

24. Derivatives and hedging
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

Accounting policies continued	Financial Statements

Gains and losses arising from changes in the fair value of derivatives that are not the hedging instrument in a qualifying hedge are recognised as they arise in profit or loss. Gains and losses are recorded in Income from trading activities except for gains and losses on those derivatives that are managed together with financial instruments designated at fair value; these gains and losses are included in Other operating income.

RBSH Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a highly probable forecast transaction (cash flow hedges); and hedges of the net investment in a foreign operation.

Hedge relationships are formally designated and documented at inception. The documentation identifies the hedged item and the hedging instrument and details the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. If the hedge is not highly effective in offsetting changes in fair values or cash flows attributable to the hedged risk, consistent with the documented risk management strategy, hedge accounting is discontinued. Hedge accounting is also discontinued if RBSH Group revokes the designation of a hedge relationship.

Fair value hedge - in a fair value hedge, the gain or loss on the hedging instrument is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk is recognised in profit or loss and, where the hedged item is measured at amortised cost, adjusts the carrying amount of the hedged item. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; or if the hedging instrument expires or is sold, terminated or exercised; or if hedge designation is revoked. If the hedged item is one for which the effective interest rate method is used, any cumulative adjustment is amortised to profit or loss over the life of the hedged item using a recalculated effective interest rate.

Cash flow hedge - in a cash flow hedge, the effective portion of the gain or loss on the hedging instrument is recognised in other comprehensive income and the ineffective portion in profit or loss. When the forecast transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity to profit or loss in the same periods in which the hedged forecast cash flows affect profit or loss. Otherwise the cumulative gain or loss is removed from equity and recognised in profit or loss at the same time as the hedged transaction. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; if the hedging instrument expires or is sold, terminated or exercised; if the forecast transaction is no longer expected to occur; or if hedge designation is revoked. On the discontinuance of hedge accounting (except where a forecast transaction is no longer expected to occur), the cumulative unrealised gain or loss in equity is recognised in profit or loss when the hedged cash flows occur or, if the forecast transaction results in the recognition of a financial asset or financial liability, when the hedged forecast cash flows affect profit or loss. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss in equity is recognised in profit or loss immediately.

Hedge of net investment in a foreign operation - in the hedge of a net investment in a foreign operation, the portion of foreign exchange differences arising on the hedging instrument determined to be an effective hedge is recognised in other comprehensive income. Any ineffective portion is recognised in profit or loss. Non-derivative financial liabilities as well as derivatives may be the hedging instrument in a net investment hedge. On disposal or partial disposal of a foreign operation, the amount accumulated in equity is reclassified from equity to profit or loss.

25. Cash and cash equivalents
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

26. Share-based payments
Employees of RBSH Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments of The Royal Bank of Scotland Group plc (equity-settled transactions) granted by the RBSG Group. Such awards are generally subject to vesting conditions: conditions that vary the amount of shares to which an employee is entitled. Vesting conditions include service conditions (requiring the employee to complete a specified period of service) and performance conditions (requiring the employee to complete a specified period of service and specified performance targets to be met). Other conditions to which an award is subject are non-vesting conditions (such as a requirement to save throughout the vesting period).

The cost of employee services received in exchange for an award of shares or share options granted is measured by reference to the fair value of the shares or share options on the date the award is granted and takes into account non-vesting conditions and market performance conditions (conditions related to the market price of The Royal Bank of Scotland Group plc shares): an award is treated as vesting irrespective of whether any market performance condition or non-vesting condition is met. The fair value of options granted is estimated using valuation techniques which incorporate exercise price, term, risk-free interest rates, the current share price and its expected volatility.

Accounting policies continued	Financial Statements

The cost is expensed on a straight-line basis over the vesting period (the period during which all the specified vesting conditions must be satisfied) with a corresponding increase in equity in an equity-settled award, or a corresponding liability in a cash-settled award. The cost is adjusted for vesting conditions (other than market performance conditions) so as to reflect the number of shares or share options that actually vest.

If an award is modified the original cost continues to be recognised as if there had been no modification. Where modification increases the fair value of the award, this increase is recognised as an expense over the modified vesting period. A new award of shares or share options is treated as the modification of a cancelled award if, on the date the new award is granted, RBSH Group identifies them as replacing the cancelled award. The cancellation of an award through failure to meet non-vesting conditions triggers an immediate expense for any unrecognised element of the cost of an award.

Critical accounting policies and key sources of estimation uncertainty
The reported results of RBSH Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Dutch company law and IFRS require the management, in preparing RBSH Group's financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. In the absence of an applicable standard or interpretation, IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, requires management to develop and apply an accounting policy that results in relevant and reliable information in the light of the requirements and guidance in IFRS dealing with similar and related issues and the IASB's ‘Framework for the Preparation and Presentation of Financial Statements’. The judgements and assumptions involved in RBSH Group's accounting policies that are considered by management to be the most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by RBSH Group would affect its reported results.

Loan impairment provisions
RBSH Group's loan impairment provisions are established to recognise incurred impairment losses in its portfolio of loans classified as loans and receivables and carried at amortised cost. A loan is impaired when there is objective evidence that events since the loan was granted have affected expected cash flows from the loan. Such objective evidence, indicative that a borrower’s financial condition has deteriorated can include for loans that are individually assessed: the non-payment of interest or principal; debt restructuring; probable bankruptcy or liquidation; significant reduction in the value of any security; breach of limits or covenants; and deteriorating trading performance and, for collectively assessed portfolios: the borrowers’ payment status and observable data about relevant macroeconomic measures.

The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan's original effective interest rate.

At 31 December 2011, loans and advances to customers classified as financial instruments (amortised cost) totalled €28,612 million (2010 - €44,201 million; 2009 - €217,520 million) and customer loan impairment provisions amounted to €1,527 million (2010 - €1,527 million; 2009 - €5,636 million).

There are two components to RBSH Group's loan impairment provisions: individual and collective.

Individual component - all impaired loans that exceed specific thresholds are individually assessed for impairment. Individually assessed loans principally comprise RBSH Group's portfolio of commercial loans to medium and large businesses. Impairment losses are recognised as the difference between the carrying value of the loan and the discounted value of management's best estimate of future cash repayments and proceeds from any security held. These estimates take into account the customer's debt capacity and financial flexibility; the level and quality of its earnings; the amount and sources of cash flows; the industry in which the counterparty operates; and the realisable value of any security held. Estimating the quantum and timing of future recoveries involves significant judgement. The size of receipts will depend on the future performance of the borrower and the value of security, both of which will be affected by future economic conditions; additionally, collateral may not be readily marketable. The actual amount of future cash flows and the date they are received may differ from these estimates and consequently actual losses incurred may differ from those recognised in these financial statements.

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

The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ materially from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates and their effect on customer spending, the unemployment level, payment behaviour and bankruptcy trends. Latent loss provisions are held against estimated impairment losses in the performing portfolio that have yet to be identified as at the balance sheet date. To assess the latent loss within its portfolios, RBSH Group has developed methodologies to estimate the time that an asset can remain impaired within a performing portfolio before it is identified and reported as such.

Pensions
RBSH Group operates a number of defined benefit pension schemes as described in Note 4 on the accounts. The net obligations under defined benefit plans are regarded as RBSH Group’s own commitments regardless of whether these are administered by a pension fund or in some other manner.

Accounting policies continued	Financial Statements

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

RBSH Group’s net obligation with respect to long-term service benefits and post-retirement healthcare is the amount of future benefit that employees have earned in return for their service in current and prior periods. The obligation is calculated using the projected unit credit method. It is then discounted to its present value and the fair value of any related assets is deducted.

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

Deposits by banks and customer accounts (held-for-trading and designated as at fair value though profit or loss) - deposits measured at fair value principally include repurchase agreements (repos), cash collateral and investment contracts issued by RBSH Group's life assurance businesses.

Debt securities in issue (held-for-trading and designated as at fair value though profit or loss) - principally comprise medium term notes.

Short positions (held-for-trading) - arise in dealing and market making activities where debt securities and equity shares are sold which RBSH Group does not currently possess.

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

Fair value for a net open position in a financial instrument in an active market is the number of units of the instrument held times the current bid price (for financial assets) or offer price (for financial liabilities). In determining the fair value of derivative financial instruments, gross long and short positions measured at current mid market prices are adjusted by bid-offer reserves calculated on a portfolio basis. Credit valuation adjustments are made when valuing derivative financial assets to incorporate counterparty credit risk. Adjustments are also made when valuing financial liabilities to reflect RBSH Group’s own credit standing. Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data. More details about RBSH Group’s valuation methodologies and the sensitivity to reasonably possible alternative assumptions of the fair value of financial instruments valued using techniques where at least one significant input is unobservable are given in Note 9 to the Financial Statements.

Accounting policies continued	Financial Statements

Deferred tax
RBSH Group makes provision for deferred tax on temporary differences where tax recognition occurs at a different time from accounting recognition.

RBSH Group has recognised deferred tax assets in respect of losses and short-term timing differences. Deferred tax assets are recognised in respect of unused tax losses to the extent that it is probable that there will be future taxable profits against which the losses can be utilised. Business projections prepared for impairment reviews (see Note 11) indicate that sufficient future taxable income will be available against which to offset these recognised deferred tax assets. The number of years into the future for which forecast profits should be considered when assessing the recoverability of a deferred tax asset is a matter of judgment. Tax losses in the Netherlands can be carried forward for up to nine years. A period of six years is underpinned by RBSH Group's business projections, its history of profitable operation and the continuing strength of its core business franchises. RBSH Group's cumulative losses are principally attributable to the recent unparalleled market conditions.

Accounting developments
International Financial Reporting Standards
The IASB issued IFRS 9 ‘Financial Instruments’ in November 2009 simplifying the classification and measurement requirements in IAS 39 in respect of financial assets. The standard reduces the measurement categories for financial assets to two: fair value and amortised cost. A financial asset is classified on the basis of the entity's business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. Only assets with contractual terms that give rise to cash flows on specified dates that are solely payments of principal and interest on principal and which are held within a business model whose objective is to hold assets in order to collect contractual cash flows are classified as amortised cost. All other financial assets are measured at fair value. Changes in the value of financial assets measured at fair value are generally taken to profit or loss.

In October 2010, IFRS 9 was updated to include requirements in respect of the classification and measurement of liabilities. These do not differ markedly from those in IAS 39 except for the treatment of changes in the fair value of financial liabilities that are designated as at fair value through profit or loss attributable to own credit; these must be presented in other comprehensive income.

In December 2010, the IASB issued amendments to IFRS 9 and to IFRS 7 ‘Financial Instruments: Disclosures’ delaying the effective date of IFRS 9 to annual periods beginning on or after 1 January 2015 and introducing revised transitional arrangements including additional transition disclosures. If an entity implements IFRS 9 in 2012 the amendments permit it either to restate comparative periods or to provide the additional disclosures. The additional transition disclosures must be given if implementation takes place after 2012.

IFRS 9 makes major changes to the framework for the classification and measurement of financial instruments and will have a significant effect on RBSH Group's financial statements. RBSH Group is assessing the effect of IFRS 9 which will depend on the outcome of the other phases of the IASB's IAS 39 replacement project and on the outcome the IASB’s tentative decision at its December 2011 meeting to reconsider the following topics:

•	additional application guidance to clarify how the instrument characteristics test was intended to be applied.

•	bifurcation of financial assets, after considering any additional guidance for the instrument characteristics test.

•	expanded use of other comprehensive income or a third business model for some debt instruments.

‘Disclosures - Transfers of Financial Assets (Amendments to IFRS 7)’ was published by the IASB in October 2010. This replaces IFRS 7’s existing derecognition disclosure requirements with disclosures about (a) transferred assets that are not derecognised in their entirety and (b) transferred assets that are derecognised in their entirety but where an entity has continuing involvement in the transferred asset. The amendments are effective for annual periods beginning on or after 1 July 2011.

The IASB issued an amendment to IAS 12 ‘Income Taxes’ in December 2010 to clarify that recognition of deferred tax should have regard to the expected manner of recovery or settlement of the asset or liability. The amendment and consequential withdrawal of SIC 21 ‘Deferred Tax: Recovery of Underlying Assets’, effective for annual periods beginning on or after 1 January 2012, is not expected to have a material effect on RBSH Group or the company.

In May 2011, the IASB issued six new or revised standards:

IFRS 10 ‘Consolidated Financial Statements’ which replaces SIC-12 ‘Consolidation - Special Purpose Entities’ and the consolidation elements of the existing IAS 27 ‘Consolidated and Separate Financial Statements’. The new standard adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity to generate returns for the reporting entity.

IAS 27 ‘Separate Financial Statements’ which comprises those parts of the existing IAS 27 that dealt with separate financial statements.

IFRS 11 ‘Joint Arrangements’, which supersedes IAS 31’ Interests in Joint Ventures’, distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor’s consolidated accounts using the equity method.

IAS 28 ‘Investments in Associates and Joint Ventures’ covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged.

IFRS 12 ‘Disclosure of Interests in Other Entities’ covers disclosures for entities reporting under IFRS 10 and IFRS 11 replacing those in IAS 28 and IAS 27.

Accounting policies continued	Financial Statements

Entities are required to disclose information that helps financial statement readers evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries, in associates and joint arrangements and in unconsolidated structured entities.

IFRS 13 ‘Fair Value Measurement’ which sets out a single IFRS framework for defining and measuring fair value and requiring disclosures about fair value measurements.

The standards are effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. RBSH Group is reviewing the standards to determine their effect on RBSH Group’s financial reporting.

In June 2011, the IASB issued amendments to two standards:

Amendments to IAS 1 ‘Presentation of Items of Other Comprehensive Income’ require items that will never be recognised in profit or loss to be presented separately in other comprehensive income from those that are subject to subsequent reclassification. The amendments are effective for annual periods beginning on or after 1 July 2012. Earlier application is permitted.

Amendments IAS 19 ‘Employee Benefits’ require the immediate recognition of all actuarial gains and losses eliminating the ‘corridor approach’; interest cost to be calculated on the net pension liability or asset at the appropriate corporate bond rate; and all past service costs to be recognised immediately when a scheme is curtailed or amended. These amendments are effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. RBSH Group is reviewing the amendments to determine their effect on RBSH Group’s financial reporting.

In December 2011, the IASB issued ’Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)’ and ‘Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)’. The amendment to IAS 32 adds application guidance on the meaning of ‘a legally enforceable right to set off’ and on simultaneous settlement. IFRS 7 is amended to require disclosures facilitating comparisons between those entities reporting under IFRS and those reporting under US GAAP. The amendments are effective for annual periods beginning on or after 1 January 2013 and are required to be applied retrospectively. RBSH Group is reviewing the amendments to determine their effect on RBSH Group’s financial reporting.

Notes on the accounts	Financial Statements

1 Net interest income
	2011 €m	2010 €m	2009 €m
Loans and advances to customers	1,251	1,974	3,279
Loans and advances to banks	346	357	502
Debt securities	755	730	982
Interest receivable	2,352	3,061	4,763

Customer accounts: demand deposits	487	235	344
Customer accounts: savings deposits	5	69	124
Customer accounts: other time deposits	239	323	747
Deposits by banks	565	608	728
Debt securities in issue	199	485	930
Subordinated liabilities	230	12	311
Internal funding of trading businesses	(61)	(98)	(255)
Interest payable	1,664	1,634	2,929

Net interest income	688	1,427	1,834

2 Non-interest income
Fees and commissions receivable	2011 €m	2010 €m	2009 €m
Lending (credit facilities), trade finance and payment services	612	651	1,021
Investment management	85	248	288
Brokerage	342	253	197
	1,039	1,152	1,506

Fees and commissions payable	(367)	214	(483)

Income/(loss) from trading activities (1)
Foreign exchange	308	450	745
Interest rate	1,655	(878)	(353)
Credit	(202)	225	(1,296)
Equities and commodities	(1,115)	1,334	601
	646	1,131	(303)
Other operating income/(loss)
Operating lease and other rental income/(loss)	1	(3)	(8)
Changes in the fair value of own debt designated as at fair value through profit or loss attributable to own credit net of the effect of economic hedges (2)	1,290	250	174
Changes in the fair value of financial assets designated at fair value through profit or loss	(31)	(571)	(65)
Profit /(loss) on sale of securities	24	278	(89)
Profit on sale of property, plant and equipment	13	-	2
Profit/(loss) on sale of subsidiaries and associates	413	(245)	(208)
Life business losses	-	(10)	(10)
Dividend income	2	6	11
Share of profit/(loss) of associated entities	7	49	(58)
Other income/(loss)	204	194	(906)
Other operating income/(loss)	1,923	(52)	(1,157)
Non-interest income/(loss)	3,241	2,445	(437)

Notes:
(1)
The analysis of income/(loss) from trading activities is based on how the business is organised and the underlying risks managed. Income/(loss) from trading activities comprises gains and losses on financial instruments held for trading, both realised and unrealised, interest income and dividends and the related funding costs.

The types of instruments include:
- Foreign exchange: spot foreign exchange contracts, currency swaps and options, emerging markets and related hedges and funding.
- Interest rate: interest rate swaps, forward foreign exchange contracts, forward rate agreements, interest rate options, interest rate futures and related hedges and funding.
- Credit: asset-backed securities, corporate bonds, credit derivatives and related hedges and funding.
- Equities and commodities: equities, equity derivatives and related hedges and funding, commodities, commodity contracts and related hedges and funding.
(2)	Measured as the change in fair value from movements in the year in the credit risk premium payable by RBSH Group.

Notes on the accounts continued	Financial Statements

3 Operating expenses

	2011 €m	2010 €m	2009 €m
Wages, salaries and other staff costs	1,082	1,488	1,518
Social security costs	74	90	231
Pension and post retirement healthcare costs	4	145	324
Restructuring costs	50	53	38
Staff costs	1,210	1,776	2,111

Premises and equipment	451	540	660
Other administrative expenses	598	883	1,195

Property, plant and equipment	64	94	143
Intangible assets (see Note 16)	75	85	132
Depreciation and amortisation	139	179	275

Write-down of goodwill and other intangible assets	29	2	380
	2,427	3,380	4,621

Restructuring costs included in operating expenses comprise:

	2011 €m	2010 €m	2009 €m
Staff costs	50	53	38
Premises and equipment	21	19	9
Other administrative expenses	33	-	2
	104	72	49

The average number of persons employed, rounded to the nearest hundred, in the continuing operations of RBSH Group during the year, was 17,700 (2010 – 19,300; 2009 – 27,600); on the same basis no persons were employed in discontinued operations at 31 December 2011 (2010 – nil; 2009 – 24,500).

	2011	2010	2009
Global Banking & Markets	6,300	6,700	8,300
Global Transaction Services	6,600	5,500	5,400
Central items	600	700	900
Core	13,500	12,900	14,600
Non-Core	4,200	6,400	13,000
Total	17,700	19,300	27,600

Notes on the accounts continued	Financial Statements

4 Pensions
RBSH Group sponsors a number of pension schemes in the Netherlands, UK and overseas. These schemes include both defined contribution and defined benefit plans, whose assets are independent of RBSH Group’s finances. RBSH Group’s defined benefit schemes generally provide pensions that are based on average or final salary with annual price evaluation of vested rights. In general, employees do not make contributions for basic pensions but may make voluntary contributions to secure additional benefits.

RBSH Group has no material post-retirement benefit obligations other than pensions.

Interim valuations of RBSH Group’s schemes under IAS 19 ‘Employee Benefits‘ were prepared to 31 December with the support of independent actuaries, using the following assumptions:

	All schemes
Principal actuarial assumptions at 31 December	2011%	2010%	2009%
Principal actuarial assumptions at 31 December	Weighted average

Discount rate	5.8%	5.6%	5.2%
Expected return on plan assets (weighted average)	4.7%	5.9%	4.8%
Rate of increase in salaries	3.0%	2.1%	2.4%
Inflation assumption	2.0%	2.8%	2.0%

	All schemes
Major classes of plan assets as a percentage of total plan assets	2011%	2010%	2009%
Equity interests	24.9%	28.5%	28.5%
Index-linked bonds	-	28.2%	1.8%
Government fixed interest bonds	43.1%	12.0%	58.8%
Corporate and other bonds	18.0%	12.0%	4.1%
Property	0.7%	3.6%	3.5%
Cash and other assets	13.3%	15.7%	3.3%

As at 31 December 2011 the schemes hold €6 million (2010 and 2009 - nil) in financial instruments issued by RBSH Group.

The expected return on plan assets at 31 December is based upon the weighted average of the following assumed returns on the major classes of plan assets:

	All schemes
	2011	2010	2009
Equities	7.7%	7.7%	7.1%
Index-linked bonds	-	4.2%	-
Government fixed interest bonds	3.1%	3.8%	4.0%
Corporate and other bonds	4.6%	5.5%	4.7%
Property	4.0%	6.7%	5.9%
Cash and other assets	2.9%	7.7%	1.5%

Reconciliation to balance sheet:	2011 €m	2010 €m	2009 €m
Present value of defined benefit obligations	353	1,240	10,566
Fair value of plan assets	(371)	(1,247)	(10,211)
Present value of net (assets)/obligations	(18)	(7)	355

Unrecognised past service cost	-	7	(18)
Unrecognised actuarial gains/(losses)	17	(35)	(397)
Net (asset)/liability for defined benefit obligations	(1)	(35)	(60)

Pension assets (included in Prepayments, accrued income and other assets, Note 18)	(61)	(110)	(214)
Provision for pension commitments	60	75	154
	(1)	(35)	(60)

Notes on the accounts continued	Financial Statements

4 Pensions continued
	All schemes
	Fair value of plan assets €m	Present value of defined benefit obligations €m	Net pension (surplus)/ deficit €m
Changes in value of net pension (surplus)/deficit
At 1 January 2010	10,211	10,566	355
Transfers to disposal groups	(9,109)	(9,454)	(345)
Currency translation and other adjustments	(8)	10	18
Expected return	65	-	(65)
Interest cost	-	70	70
Current service cost	-	46	46
Actuarial gains and losses	6	40	34
Contributions by employer	116	-	(116)
Contributions by plan participants	2	2	-
Benefits paid	(36)	(40)	(4)
At 1 January 2011	1,247	1,240	(7)
Transfers to disposal groups	(1,041)	(912)	129
Currency translation and other adjustments	29	23	(6)
Expected return	59	-	(59)
Interest cost	-	58	58
Current service cost	-	(13)	(13)
Actuarial gains and losses	33	(9)	(42)
Contributions by employer	78	-	(78)
Benefits paid	(34)	(34)	-
At 31 December 2011	371	353	(18)

Net pension (surplus)/deficit comprises:	2011 €m	2010 €m	2009 €m
Net assets of schemes in surplus	(80)	(71)	(43)
Net liabilities of schemes in deficit	62	64	398
	(18)	(7)	355

Amounts recognised in the income statement:	2011 €m	2010 €m	2009 €m
Interest cost	58	70	524
Current service cost	(13)	46	209
Expected return on plan assets	(59)	(65)	(447)
Net amortisation of net actuarial (gains)/losses	(3)	14	4
Net amortisation of past service costs	-	(18)	13
Loss/(gain) on curtailment or settlements	-	66	(15)
Defined benefit plans	(17)	113	288
Defined contribution plans and healthcare contributions	21	32	36
Total costs	4	145	324

RBSH Group expects to contribute €44 million to its defined benefit pension schemes in 2012. Of the net assets of schemes in deficit, €53 million (2010 – €64 million; 2009 – €65 million) relates to unfunded schemes.

The most recent funding valuation of the main Netherlands scheme, at 31 December 2011, showed a surplus of assets over liabilities of €80 million. The next valuation is due as at 31 December 2012.

Notes on the accounts continued	Financial Statements

4 Pensions continued
	All schemes
History of defined benefit schemes	2011 €m	2010 €m	2009 €m	2008 €m	2007 €m
Fair value of plan assets	371	1,247	10,211	9,489	9,969
Present value of defined benefit obligations	353	1,240	10,566	10,095	9,742
Net surplus/(deficit)	18	7	(355)	(606)	227

Experience gains/(losses) on plan liabilities	1	(46)	212	81	212
Experience gains/(losses) on plan assets	33	6	203	(909)	(288)
Actual return/(loss) on pension schemes assets	92	71	649	(303)	332
Actual return/(loss) on pension schemes assets – %	7.4%	6.2%	6.8%	(3.0%)	3.0%

The table below sets out the sensitivities of the pension cost for the year and the present value of defined benefit obligations at the balance sheet dates to a change in the principal actuarial assumptions.

	All schemes
	Increase/(decrease)
	in pension cost for year			in obligation at 31 December
	2011 €m	2010 €m	2009 €m	2011 €m	2010 €m	2009 €m
0.25% increase in the discount rate	(2)	(2)	(10)	5	(45)	(405)
0.25% increase in inflation	2	2	33	14	32	448
0.25% additional rate of increase in pensions in payment	-	1	5	-	21	112
0.25% additional rate of increase in deferred pensions	1	2	7	9	23	153
0.25% additional rate of increase in salaries	1	1	3	2	3	34
Longevity increase of 1 year	1	2	28	5	19	283

5 Auditor’s remuneration
Amounts paid to RBSH Group's auditors for statutory audit and other services are set out below. All audit related and other services are approved by RBSH Group Audit & Risk Committee and are subject to strict controls to ensure external auditor’s independence is unaffected by the provision of other services. The Committee recognises that for certain assignments the auditors are best placed to perform the work economically. For other work RBSH Group selects the supplier best placed to meet its requirements. RBSH Group's auditors are free to tender for such work in competition with other firms.

	2011 €m	2010 €m	2009 €m
Fees for the audit of RBSH Group's annual accounts (1)	11.1	13.2	24.0
Audit related services (2)	0.6	0.9	1.6
Total audit and audit related services	11.7	14.1	25.6

Fees to the auditors and their associates for other services
– Services relating to taxation (3)	0.6	0.6	0.8
– All other services (4)	0.1	1.6	3.0
Total other services	0.7	2.2	3.8
Total	12.4	16.3	29.4

Deloitte Accountants B.V. provided audit services to the amount of €4.8 million in 2011 (2010 – €6.4 million; 2009 – €12.2 million). The remaining amounts relate to services provided by other Deloitte Member Firms.

Notes:
(1)	Includes fees of €3.0 million in relation to statutory audits and €1.1million in respect of regulatory audits.
(2)	Includes fees of €0.2 million in relation to reviews of interim financial information, €0.4 million in relation to other assurance services.
(3)	Includes fees of €0.3 million in relation to tax compliance, €0.3 million in relation to tax advisory services.
(4)	2010 fees include €1.2 million relating to a consultancy project in relation to discontinued operations, which is non-recurring.

Notes on the accounts continued	Financial Statements

6 Tax
	2011 €m	2010 €m	2009 €m
Current tax
(Charge)/credit for the year	(96)	27	(123)
(Under)/over provision in respect of prior periods	-	(23)	(5)
	(96)	4	(128)
Deferred tax
(Charge)/ credit for the year	(325)	(482)	595
Over/(under) provision in respect of prior periods	(12)	176	(2)
Tax (charge)/credit for the year	(433)	(302)	465

The actual tax (charge)/credit differs from the expected tax (charge)/credit computed by applying the statutory tax rate of the Netherlands of 25% (2010 – 25.5%; 2009 – 25.5%) as follows:

	2011 €m	2010 €m	2009 €m
Expected tax credit/(charge)	65	(108)	1,236
Sovereign debt impairment where no deferred tax asset recognised	(365)	-	-
Non-deductible items	(34)	(48)	63
Non-taxable items (including recycling of foreign exchange reserve)	105	(55)	(43)
Foreign profits taxed at other rates	(36)	(14)	43
Reduction in deferred tax asset following change in the rate of UK corporation tax (1)	(22)	(147)	-
Losses in year not recognised	(145)	(47)	(737)
Losses brought forward and utilised	11	22	-
Adjustments in respect of prior years (2)	(12)	153	(7)
Other	-	(58)	(90)
Actual tax (charge)/credit	(433)	(302)	465

Notes
(1)
In the Budget on 22 June 2010, the UK Government proposed, amongst other things, to reduce Corporation Tax rates in four annual decrements of 1% with effect from 1 April 2011. An additional 1% decrement was announced by the UK Government in the Budget on 23 March 2011. The first decrement was enacted on 27 July 2010, the second on 29 March 2011 and the third on 5 July 2011. Existing temporary differences may therefore unwind in periods subject to these reduced tax rates. Accordingly, the closing deferred tax assets and liabilities have been calculated at the rate of 25%.The impact of this change on the tax charge for the year is set out in the table above.

(2)	Prior period tax adjustments principally relate to the release of tax provisions on investment disposals and adjustments to reflect submitted tax computations in the Netherlands and overseas

The effective tax rate for the year was (164.6)% (2010 – 71.0%; 2009 – 9.6%).

7 Dividends
RBS Holdings N.V. made no dividend distributions during the year ended 31 December 2011. Dividends in the prior period of €15,534 million were distributed to RFS Holdings reducing the share premium account and other reserves by €10,671 million and €4,863 million respectively. On 5 February 2010 RBS Holdings N.V. made a dividend distribution of €7.5 billion to RFS Holdings, for the benefit of Banco Santander S.A. Immediately before legal separation on 1 April 2010 RBS Holdings N.V. made a further dividend distribution of €1.5 billion for the benefit of Banco Santander S.A., and then again for the benefit of Banco Santander S.A., on 30 June 2010 a dividend of €15 million was paid. As part of the sale of the new ABN AMRO Bank N.V. on 1 April 2010, RBS Holdings N.V. made a €6.5 billion dividend distribution to RFS Holdings, for the benefit of the Dutch State. After these distributions, the indirect interest of Banco Santander S.A. decreased to its share in the remaining Shared Assets. The Dutch State interest in RBS Holdings N.V. comprises its share in the remaining Shared Assets as well as some assets and liabilities which could not be transferred to the new ABN AMRO Bank before legal separation.

Notes on the accounts continued	Financial Statements

8 Financial instruments - classification
The following tables show RBSH Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.

	Held-for - trading €m	Designated as at fair value through profit or loss €m	Hedging derivatives €m	Available-for-sale €m	Financial instruments (amortised cost) €m	Non financial assets/ liabilities €m	Total €m
2011
Assets
Cash and balances at central banks	-	-	-	-	12,609	-	12,609
Loans and advances to banks (1)	2,166	-	-	-	24,887	-	27,053
Loans and advances to customers (2)	966	-	-	-	28,612	-	29,578
Debt securities (3)	4,553	152	-	34,393	547	-	39,645
Equity shares	2,558	238	-	297	-	-	3,093
Settlement balances	-	-	-	-	2,608	-	2,608
Derivatives	18,743	-	395	-	-	-	19,138
Intangible assets	-	-	-	-	-	115	115
Property, plant and equipment	-	-	-	-	-	152	152
Deferred taxation	-	-	-	-	-	444	444
Prepayments, accrued income and other assets	-	-	-	-	-	5,018	5,018
Assets of disposal groups	-	-	-	-	-	7,219	7,219
	28,986	390	395	34,690	69,263	12,948	146,672

Liabilities
Deposits by banks (4)	1,248	-	-	-	45,272	-	46,520
Customer accounts (5)	1,017	-	-	-	38,584	-	39,601
Debt securities in issue (6, 7)	65	10,720	-	-	6,929	-	17,714
Settlement balances and short positions	564	-	-	-	2,845	-	3,409
Derivatives	17,571	-	2,297	-	-	-	19,868
Accruals, deferred income and other liabilities	-	-	-	-	-	3,835	3,835
Retirement benefit liabilities	-	-	-	-	-	60	60
Deferred taxation	-	-	-	-	-	116	116
Subordinated liabilities	-	523	-	-	6,336	-	6,859
Liabilities of disposal groups	-	-	-	-		5,351	5,351
	20,465	11,243	2,297	-	99,966	9,362	143,333
Equity							3,339
							146,672

For notes relating to this table refer to page 134.

Notes on the accounts continued	Financial Statements

8 Financial instruments - classification continued
	Held-for- trading €m	Designated as at fair value through profit or loss €m	Hedging derivatives €m	Available-for-sale €m	Financial instruments (amortised cost) €m	Non financial assets/ liabilities €m	Total €m
2010
Assets
Cash and balances at central banks	-	-	-	-	8,323	-	8,323
Loans and advances to banks (1)	111	-	-	-	26,594	-	26,705
Loans and advances to customers (2)	285	10	-	-	44,201	-	44,496
Debt securities (3)	8,811	304	-	42,882	263	-	52,260
Equity shares	21,725	601	-	308	-	-	22,634
Settlement balances	-	-	-	-	3,573	-	3,573
Derivatives	27,632	-	640	-	-	-	28,272
Intangible assets	-	-	-	-	-	199	199
Property, plant and equipment	-	-	-	-	-	283	283
Deferred taxation	-	-	-	-	-	5,439	5,439
Prepayments, accrued income and other assets	-	-	-	-	-	5,389	5,389
Assets of disposal groups	-	-	-	-	-	2,809	2,809
	58,564	915	640	43,190	82,954	14,119	200,382

Liabilities
Deposits by banks (4)	92	-	-	-	31,893	-	31,985
Customer accounts (5)	2,212	-	-	-	52,693	-	54,905
Debt securities in issue (6, 7)	5	37,663	-	-	15,743	-	53,411
Settlement balances and short positions	2,306	-	-	-	2,896	-	5,202
Derivatives	32,839	-	2,834	-	-	-	35,673
Accruals, deferred income and other liabilities	-	-	-	-	-	5,213	5,213
Retirement benefit liabilities	-	-	-	-	-	75	75
Deferred taxation	-	-	-	-	-	195	195
Subordinated liabilities	-	767	-	-	6,127	-	6,894
Liabilities of disposal groups	-	-	-	-	-	1,857	1,857
	37,454	38,430	2,834	-	109,352	7,340	195,410
Equity							4,972
							200,382

For notes relating to this table refer to page 134.

Notes on the accounts continued	Financial Statements

8 Financial instruments - classification continued
	Held-for-trading €m	Designated as at fair value through profit or loss €m	Hedging derivatives €m	Available-for-sale €m	Financial instruments (amortised cost) €m	Non financial assets/ liabilities €m	Total €m
2009
Assets
Cash and balances at central banks	-	-	-	-	28,382	-	28,382
Loans and advances to banks (1)	-	-	-	-	37,719	-	37,719
Loans and advances to customers (2)	1,732	706	-	-	217,520	-	219,958
Debt securities (3)	9,849	625	-	74,163	163	-	84,800
Equity shares	15,865	566	-	805	-	-	17,236
Settlement balances	-	-	-	-	3,398	-	3,398
Derivatives	56,255	-	1,137	-	-	-	57,392
Intangible assets	-	-	-	-	-	645	645
Property, plant and equipment	-	-	-	-	-	1,961	1,961
Deferred taxation	-	-	-	-	-	5,428	5,428
Prepayments, accrued income and other assets	-	-	-	-	-	7,537	7,537
Assets of disposal groups	-	-	-	-	-	4,889	4,889
	83,701	1,897	1,137	74,968	287,182	20,460	469,345

Liabilities
Deposits by banks (4)	-	-	-	-	44,948	-	44,948
Customer accounts (5)	154	4,537	-	-	196,407	-	201,098
Debt securities in issue (6, 7)	-	40,535	-	-	55,756	-	96,291
Settlement balances and short positions	4,493	-	-	-	3,010	-	7,503
Derivatives	59,122	-	3,837	-	-	-	62,959
Accruals, deferred income and other liabilities	-	-	-	-	-	13,675	13,675
Retirement benefit liabilities		-	-	-	-	154	154
Deferred taxation	-	-	-	-	-	241	241
Subordinated liabilities	-	711	-	-	13,955	-	14,666
Liabilities of disposal groups		-	-	-	-	8,894	8,894
	63,769	45,783	3,837	-	314,076	22,964	450,429

Equity							18,916
							469,345

For notes relating to this table refer to page 134.

Notes on the accounts continued	Financial Statements

8 Financial instruments - classification continued
Amounts included in the consolidated income statement:

	2011 €m	2010 €m	2009 €m
Gains/(losses) on financial assets/liabilities designated as at fair value through profit or loss	1,259	(349)	(18)
Gains/(losses) on disposal or settlement of loans and receivables	10	206	(610)

Notes:
(1)	Includes reverse repurchase agreements of €9,100 million (2010 – €4,272 million; 2009 – €6,376 million).
(2)	Includes reverse repurchase agreements of €283 million (2010 – €3,888 million; 2009 – €9,246 million).
(3)	Includes treasury bills, similar securities and other eligible bills of €3,147 million (2010 – €3,377 million; 2009 – €46,734 million).
(4)	Includes repurchase agreements of €16,532 million (2010 – €4,807 million; 2009 – €4,220 million).
(5)	Includes repurchase agreements of €759 million (2010 – €5,019 million; 2009 – €2,710 million).
(6)
Comprises bonds and medium term notes of €13,826 million (2010 – €44,686 million; 2009 – €75,112 million) and certificates of deposit and other commercial paper of €3,888 million (2010 – €8,725 million; 2009 – €21,179 million).

(7)
€1,290 million (2010 – €250 million; 2009 – €174 million) has been recognised in profit or loss for changes in credit risk associated with debt securities in issue designated as at fair value through profit or loss measured as the change in fair value from movements in the period in the credit risk premium payable by RBSH Group.

9 Financial instruments - valuation
Valuation of financial instruments carried at fair value
Control environment
RBSH Group's control environment for the determination of the fair value of financial instruments includes formalised protocols for the review and validation of fair values independent from the businesses entering into the transactions. There are specific controls to ensure consistent pricing policies and procedures, incorporating disciplined price verification. RBSH Group ensures that appropriate attention is given to bespoke transactions, structured products, illiquid products and other instruments which are difficult to price.

A key element of the control environment is the independent price verification (IPV) process. Valuations are first performed by the business which entered into the transaction. Such valuations may be directly from available prices, or may be derived using a model and variable model inputs. These valuations are reviewed, and if necessary amended, by a team, independent of those trading the financial instruments, in light of available pricing evidence.

IPV variances are classified as either hard, soft or indicative. A variance is hard where the independent information represents tradable or liquid prices and soft where it does not. Variances are classed as indicative where the independent evidence is so subjective or sparse that conclusions cannot be formed with a sufficient degree of confidence. Adjustments are required for all hard variances and for aggressive soft variances, and with conservative and indicative variances not requiring automatic adjustment.

IPV is performed at a frequency to match the availability of independent data. For liquid instruments, the standard is to perform IPV daily. The minimum frequency of review in RBSH Group is monthly for exposures in the regulatory trading book and six monthly for exposures in the regulatory banking book. Monthly meetings are held between the business and the support functions to discuss the results of the IPV and reserves process in detail. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds. The Global Pricing Unit (GPU) of RBSG Group determines IPV policy, monitors adherence to that policy and performs additional independent reviews on highly subjective valuation issues for GBM and Non-Core.

Valuation models are subject to a review process which requires different levels of model documentation, testing and review, depending on the complexity of the model and the size of RBSH Group's exposure. A key element of the control environment over model use is a Modelled Product Review Committee, made up of valuations experts from several functions within RBSG Group. This committee sets the policy for model documentation, testing and review, and prioritises models with significant exposure for review by RBSG Group's Quantitative Research Centre (QuaRC). Potential valuation uncertainty is a key input in determining model review priorities at these meetings. The QuaRC team within RBSG Group Risk, which is independent of the trading businesses, assesses the appropriateness of the application of the model to the product, the mathematical robustness of the model, and where appropriate, considers alternative modelling approaches.

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

The Group Executive Valuation Committee of RBSG Group discusses the issues escalated by the Modelled Product Review Committee, GBM and Non-Core senior management Valuations Control Committee and other relevant issues, including the APS credit derivative valuation. The committee covers key material and subjective valuation issues within the trading business and provides a ratification to the appropriateness of areas with high levels of residual valuation uncertainty. Committee members include the following functions from within RBSG Group, RBSG Group Finance Director, RBSG Group Chief Accountant, Global Head of Market and Insurance Risk, GBM Chief Financial Officer and Non-Core Chief Financial Officer, and representation from front office trading and finance.

Valuation issues, adjustments and reserves are reported to the Risk and Audit Committee of RBSH Group. Key judgmental issues are described in reports submitted to the Audit Committee. The Audit Committee also consider reports from external agents on subjective issues.

Notes on the accounts continued	Financial Statements

9 Financial instruments - valuation continued
New Products
RBSH Group has formal review procedures owned by Group operational Risk within RBSG Group to ensure that new products, asset classes and risk types are appropriately reviewed to ensure, amongst other things that valuation is appropriate. The scope of this process includes new business, markets, models, risks and structures.

Valuation hierarchy
There is a process to review and control the classification of financial instruments into the three level hierarchy established by IFRS 7. Some instruments may not easily fall into a level of the fair value hierarchy per IFRS 7 (see pages 139 to 146) and judgement may be required as to which level the instrument is classified.

Initial classification of a financial instrument is carried out by the Business Unit Control team following the principles in IFRS. The Business Unit Control team base their judgment on information gathered during IPV process for instruments which include the sourcing of independent prices and model inputs. The quality and completeness of the information gathered in the IPV process gives an indication as to the liquidity and valuation uncertainty of an instrument.

These initial classifications are challenged by GPU and are subject to further review by local CFO, and RBSH Group CFO. Particular attention is paid during the review processes upon instruments crossing from one level to another, new instrument classes or products, instruments that are generating significant profit and loss and instruments where valuation uncertainty is high.

Valuation techniques
RBSH Group derives fair valuation of its instruments differently depending on whether the instrument is a modelled or non-modelled product.

Non-modelled products
Non-modelled products are valued directly from a price input and are typically valued on a position by position basis and include cash, equities and most debt securities.

Modelled products
Modelled products are those that are valued using a pricing model and range in complexity from comparatively vanilla products such as interest rate swaps and options (e.g. interest rate caps and floors) through to more complex derivatives. The valuation of modelled products requires an appropriate model and inputs into this model. Sometimes models are also used to derive inputs (e.g. to construct volatility surfaces). RBSH Group uses a number of modelling methodologies.

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

•
Price volatilities and correlations - volatility is a measure of the tendency of a price to change with time. Correlation measures the degree which two or more prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Volatility is a key input in valuing options and the valuation of certain products such as derivatives with more than one underlying variable that are correlation-dependent. Volatility and correlation values are obtained from broker quotations, pricing services or derived from option prices.

•
Prepayment rates - the fair value of a financial instrument that can be prepaid by the issuer or borrower differs from that of an instrument that cannot be prepaid. In valuing prepayable instruments that are not quoted in active markets, RBSH Group considers the value of the prepayment option.

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

9 Financial instruments - valuation continued
RBSH Group may use consensus prices for the source of pricing for some assets. The consensus service encompasses the equity, interest rate, currency, commodity, credit, property, fund and bond markets, providing comprehensive matrices of vanilla prices and a wide selection of exotic products. GBM and Non-Core contributes to consensus pricing services where there is a significant interest either from a positional point of view or to test models for future business use. Data sourced from consensus pricing services is used for a combination of control processes including direct price testing, evidence of observability and model testing. In practice this means that RBSH Group submits prices for all material positions for which a service is available.

In order to determine a reliable fair value, where appropriate, management applies valuation adjustments to the pricing information gathered from the above sources. These adjustments reflect RBSH Group's assessment of factors that market participants would consider in setting a price, to the extent that these factors are not reflected in that pricing information. Furthermore, on an ongoing basis, RBSH Group assesses the appropriateness of any model used. To the extent that the price provided by internal models does not represent the fair value of the instrument, for instance in highly stressed market conditions, RBSH Group makes adjustments to the model valuation to calibrate to other available pricing sources. Where unobservable inputs are used, RBSH Group may determine a range of possible valuations derived from differing stress scenarios to determine the sensitivity associated with the valuation. When establishing the fair value of a financial instrument using a valuation technique, RBSH Group considers certain adjustments to the modelled price which market participants would make when pricing that instrument. Such adjustments include the credit quality of the counterparty and adjustments to compensate for any known model limitation.

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk. The following table shows the valuation reserves and adjustments.

	2011 €m	2010 €m	2009 €m
Credit valuation adjustments (CVA):
Monoline insurers	222	1,905	2,107
Credit derivative product companies	-	-	4
Other counterparties	221	122	211
	443	2,027	2,322
Bid-offer and liquidity reserves	61	221	318
	504	2,248	2,640

Credit valuation adjustments
Credit valuation adjustments represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures.

Monoline insurers
RBSH Group has purchased protection from monoline insurers (monolines), mainly against specific Asset-backed securities. Monolines specialise in providing credit protection against the principal and interest cash flows due to the holders of debt instruments in the event of default by the debt instrument counterparty. This protection is typically held in the form of derivatives such as credit default swaps (CDSs) referencing underlying exposures held directly or synthetically by RBSH Group.

The gross mark-to-market of the monoline protection depends on the value of the instruments against which protection has been bought. A positive fair value, or a valuation gain, in the protection is recognised if the fair value of the instrument it references decreases. For the majority of trades the gross mark-to-market of the monoline protection is determined directly from the fair value price of the underlying reference instrument however, for the remainder of the trades the gross mark-to-market is determined using industry standard models.

The methodology employed to calculate the monoline CVA uses market implied probability of defaults and internally assessed recovery levels to determine the level of expected loss on monoline exposures of different maturities. The probability of default is calculated with reference to market observable credit spreads and recovery levels. CVA is calculated at a trade level by applying the expected loss corresponding to each trade’s expected maturity, to the gross mark-to-market of the monoline protection. The expected maturity of each trade reflects the scheduled notional amortisation of the underlying reference instruments and whether payments due from the monoline are received at the point of default or over the life of the underlying reference instruments.

Credit derivative product companies
A credit derivative product company (CDPC) is a company that sells protection on credit derivatives. CDPCs are similar to monoline insurers however, they are not regulated as insurers. RBSH Group has fully novated its exposure to CDPCs to RBS plc in the course of 2010 and 2009.

Other counterparties
The CVA for all other counterparties is calculated on a portfolio basis reflecting an estimate of the amount a third party would charge to assume the credit risk.

Expected losses are applied to estimated potential future exposures which are modelled to reflect the volatility of the market factors which drive the exposures and the correlation between those factors. Potential future exposures arising from vanilla products (including interest rate and foreign exchange derivatives) are modelled jointly using RBSH Group's core counterparty risk systems.

Notes on the accounts continued	Financial Statements

9 Financial instruments - valuation continued
Valuation reserves continued
The majority of RBSH Group's CVA held in relation to other counterparties arises on these vanilla products. The exposures arising from all other product types are modelled and assessed individually. The potential future exposure to each counterparty is the aggregate of the exposures arising on the underlying product types.

The correlation between exposure and counterparty risk is also incorporated within the CVA calculation where this risk is considered significant. The risk primarily arises on trades with emerging market counterparties where the gross mark-to-market value of the trade, and therefore the counterparty exposure, increases as the strength of the local currency declines.

Collateral held under a credit support agreement is factored into the CVA calculation. In such cases where RBSH Group holds collateral against counterparty exposures, CVA is held to the extent that residual risk remains.

Bid-offer, liquidity and other reserves
Fair value positions are adjusted to bid or offer levels, by marking individual cash based positions directly to bid or offer or by taking bid-offer reserves calculated on a portfolio basis for derivatives exposures. The bid-offer approach is based on current market spreads and standard market bucketing of risk.

Risk data are used as the primary sources of information within bid-offer calculations and are aggregated when they are more granular than market standard buckets. Bid-offer adjustments for each risk factor (including delta (the degree to which the price of an instrument changes in response to a change in the price of the underlying), vega (the degree to which the price of an instrument changes in response to the volatility in the price of the underlying), correlation (the degree to which prices of different instruments move together) and others) are determined by aggregating similar risk exposures arising on different products. Additional basis bid-offer reserves are taken where these are charged in the market. Risk associated with non-identical underlying exposures is not netted down unless there is evidence that the cost of closing the combined risk exposure is less than the cost of closing on an individual basis.

Bid-offer spreads vary by maturity and risk type to reflect different spreads in the market. For positions where there is no observable quote, the bid-offer spreads are widened in comparison to proxies to reflect reduced liquidity or observability. Bid-offer methodologies also incorporate liquidity triggers whereby wider spreads are applied to risks above pre-defined thresholds.

Netting is applied on a portfolio basis to reflect the level at which RBSH Group believes it could exit the portfolio, rather than the sum of exit costs for each of the portfolio’s individual trades. For example, netting is applied where long and short risk in two different maturity buckets can be closed out in a single market transaction at less cost than by way of two separate transactions (calendar netting). This reflects the fact that to close down the portfolio, the net risk can be settled rather than each long and short trade individually.

Vanilla risk on exotic products is typically reserved as part of the overall portfolio based calculation e.g. delta and vega risk on exotic products are included within the delta and vega bid-offer calculations. Aggregation of risk arising from different models is in line with RBSH Group's risk management practices; the model review control process considers the appropriateness of model selection in this respect.

Product related risks such as correlation risk, attract specific bid-offer reserves. Additional reserves are provided for exotic products to ensure overall reserves match market close-out costs. These market close-out costs inherently incorporate risk decay and cross-effects (taking into account how moves in one risk factor may affect other inputs rather than treating all risk factors independently) that are unlikely to be adequately reflected in a static hedge based on vanilla instruments. Where there is limited bid-offer information for a product, the pricing approach and risk management strategy are taken into account when assessing the reserve.

Amounts deferred on initial recognition
On initial recognition of financial assets and liabilities valued using valuation techniques incorporating information other than observable market data, any difference between the transaction price and that derived from the valuation technique is deferred. Such amounts are recognised in profit or loss over the life of the transaction; when market data becomes observable; or when the transaction matures or is closed out as appropriate. At 31 December 2011, net gains of €2 million (2010 – €10 million; 2009 – €49 million) were carried forward in the balance sheet. There were no material gains deferred during the year (2010 – nil; 2009 – €18 million) and €(8) million (2010 – €39 million; 2009 – €93 million) was recognised in the income statement.

Notes on the accounts continued	Financial Statements

9 Financial instruments - valuation continued
Own credit
RBSH Group takes into account the effect of its own credit standing when valuing financial liabilities recorded at fair value, in accordance with IFRS. Own credit spread adjustments are made to issued debt held at fair value, including issued structured notes, and derivatives. An own credit adjustment is applied to positions where it is believed that counterparties would consider RBSH Group's creditworthiness when pricing trades.

For issued debt and structured notes this adjustment is based on debt issuance spreads above average inter-bank rates (at a range of tenors). At the beginning of the year the spreads were based on levels which the market would demand when purchasing new senior or sub-debt issuances from RBSH Group. During the year, primary debt issuance activity in the market reduced whilst liquidity remained in the secondary trading of RBSH Group senior debt. These secondary senior debt issuance spreads were considered to provide a more accurate reflection of fair value and these levels are therefore now used in the calculation of the own credit adjustment applied to senior debt. Where necessary, these quotes are interpolated using a curve shape derived from credit default swap prices.

The fair value of RBSH Group's derivative financial liabilities has also been adjusted to reflect RBSH Group's own credit risk. The adjustment takes into account collateral posted by RBSH Group and the effects of master netting agreements.

The own credit adjustment for fair value does not alter cash flows, is not used for performance management, is disregarded for regulatory capital reporting processes and will reverse over time as the liabilities mature.

The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by conversion of underlying currency balances at spot rates for each period whereas the income statement includes intra-period foreign exchange sell-offs.

The effect of change in credit spreads could be reversed in future periods provided the liability is not repaid at a premium or a discount.

The following table shows own credit adjustments on own liabilities.

	Subordinated liabilities (1) €m	Debt securities in issue (1) €m	Total €m	Derivatives €m	Total €m
Cumulative own credit adjustment
2011	(524)	(779)	(1,303)	(70)	(1,373)
2010	(216)	(1,233)	(1,449)	(104)	(1,553)
2009	(234)	(937)	(1,171)	(58)	(1,229)

Book values of underlying liabilities	€bn	€bn	€bn
2011	0.5	10.7	11.2
2010	0.8	37.7	38.5
2009	0.7	40.5	41.2

Notes:
(1)	Designated as at fair value through profit and loss.

Notes on the accounts continued	Financial Statements

9 Financial instruments - valuation continued
Valuation hierarchy
The tables below show the financial instruments carried at fair value by hierarchy - level 1, level 2 and level 3 (1).

	2011				2010				2009
	Total €bn	Level 1 €bn	Level 2 €bn	Level 3 €bn	Total €bn	Level 1 €bn	Level 2 €bn	Level 3 €bn	Total €bn	Level 1 €bn	Level 2 €bn	Level 3 €bn
Assets
Loans and advances:
- banks	2.2	-	2.2	-	0.1	-	0.1	-	-	-	-	-
- customers	1.0	-	1.0	-	0.3	-	0.1	0.2	2.4	-	1.8	0.6
Debt securities
Government	19.0	12.8	6.2	-	27.2	17.5	9.7	-	49.2	31.7	17.5	-
RMBS	15.6	-	15.6	-	16.0	-	16.0	-	22.0	-	22.0	0.0
CMBS	-	-	-	-	-	-	-	-	-	-	-	-
CDOs	0.2	-	0.2	-	-	-	-	-	0.2	-	0.2	-
CLOs	0.3	-	0.3	-	0.1	-	0.1	-	-	-	-	-
Other ABS	1.1	-	1.1	-	2.2	-	2.2	-	2.6	-	2.5	0.1
Corporate	0.5	-	0.4	0.1	3.0	-	2.4	0.6	3.8	-	3.7	0.1
Other (3)	2.4	0.2	1.9	0.3	3.5	0.1	2.9	0.5	6.9	0.2	6.7	0.0
	39.1	13	25.7	0.4	52.0	17.6	33.3	1.1	84.7	31.9	52.6	0.2
Equity shares	3.1	2.1	0.5	0.5	22.6	20.4	1.7	0.5	17.2	12.2	4.3	0.7
Derivatives
Foreign exchange	6.5	-	6.5	-	7.8	0.2	7.6	-	14.7	2.6	12.1	0.0
Interest rate	7.4	-	7.2	0.2	12.6	-	12.5	0.1	31.7	-	31.6	0.1
Equities	4.2	-	3.8	0.4	6.3	0.1	5.9	0.3	6.8	0.5	6.0	0.3
Commodities	0.5	-	0.5	-	-	-	-	-	0.5	-	0.5	-
Credit	0.5	-	0.4	0.1	1.6	-	1.4	0.2	3.7	-	2.9	0.8
	19.1	-	18.4	0.7	28.3	0.3	27.4	0.6	57.4	3.1	53.1	1.2
Total assets	64.5	15.1	47.8	1.6	103.3	38.3	62.6	2.4	161.7	47.2	111.8	2.7
Liabilities
Deposits:
- banks	1.3	-	1.3	-	0.1	-	0.1	-	-	-	-	-
- customers	1.0	-	1.0	-	2.2	-	2.2	-	4.7	0.7	4.0	-
Debt securities in issue	10.7	-	10.2	0.5	37.7	-	35.4	2.3	40.5	-	38.5	2.0
Short positions	0.6	0.3	0.2	0.1	2.3	1.8	0.5	-	4.5	3.1	1.4	0.0
Derivatives
Foreign exchange	6.1	-	6.1	-	7.2	0.2	7.0	-	13.1	2.6	10.5	-
Interest rate	10.2	-	9.7	0.5	13.9	-	13.7	0.2	34.6	-	34.4	0.2
Equities	2.6	-	2.6	-	10.2	0.1	9.4	0.7	8.5	1.1	7.1	0.3
Commodities	0.5	0.1	0.4	-	-	-	-	-	0.5	-	0.4	0.1
Credit	0.5	-	0.4	0.1	4.4	-	4.3	0.1	6.3	-	6.1	0.2
	19.9	0.1	19.2	0.6	35.7	0.3	34.4	1.0	63.0	3.7	58.5	0.8
Subordinated liabilities	0.5	-	0.5	-	0.8	-	0.8	-	0.7	-	0.7	-
Total liabilities	34.0	0.4	32.4	1.2	78.8	2.1	73.4	3.3	113.4	7.5	103.1	2.8

For notes relating to this table refer to page 141.

Key points
•
Level 1 assets represented 23.4% (2010 - €38.3 billion and 37.0%) of total assets carried at fair value. Level 2 assets represented 74.1% (2010 - €62.6 billion and 60.6%) of total assets carried at fair value.

•
There were no significant transfers between level 1 and level 2. The decrease in assets in level 1 and level 2 reflects the maturity of positions during the year and the UK Transfers to RBS plc during the last quarter of 2011. The decrease in liabilities in level 2 relates mainly to a decrease in derivatives and debt securities in issue as a result of the UK Transfers to RBS plc during the last quarter of 2011.

•
Level 3 assets of €1.6 billion representing 2.5% (2010 – €2.4 billion and 2.4%) of total assets carried at fair value show a decrease of €0.8 billion largely due to the sale of debt securities and the UK Transfers to RBS plc during the last quarter of 2011. Level 3 liabilities decreased to €1.2 billion, mainly reflecting the maturity of positions during the year and the UK Transfers to RBS plc during the last quarter of 2011.

Notes on the accounts continued	Financial Statements

9 Financial instruments - valuation continued
The following table analyses level 3 balances and related valuation sensitivities.

		2011			2010
			Sensitivity (2)			Sensitivity (2)
	Assumptions	Balance €m	Favourable €m	Unfavourable €m	Balance €m	Favourable €m	Unfavourable €m
Assets
Loans and advances - customers	Proprietary model: credit spreads, indices	-	-	-	242	-	-

Debt securities	Proprietary model: credit spreads, indices	439	51	(60)	1,055	52	(57)

Equity shares	Valuation statements: fund valuation	499	59	(59)	494	68	(48)

Derivatives
Credit	Proprietary CVA model, industry option and correlation models: counterparty credit risk, correlation, volatility	139	44	(26)	211	23	(21)
Other		553	11	(9)	421	25	(13)
		692	55	(35)	632	48	(34)
Total assets at 31 December		1,630	165	(154)	2,423	168	(139)

Total assets at December 2009					2,665	331	(231)

Liabilities
Due to customers	Proprietary model: credit spreads, indices	-	-	-	26	2	(1)

Debt securities in issue	Proprietary model: volatility, correlation	485	30	(29)	2,284	87	(64)

Short positions	Proprietary model: credit spreads, correlation	67	76	-	4	1	(1)

Derivatives
Credit	Proprietary CVA model, industry option and correlation models: counterparty credit risk, correlation, volatility	51	8	(4)	91	8	(7)
Other		582	24	(23)	911	25	(37)
		633	32	(27)	1,002	33	(44)
Balance at 31 December		1,185	138	(56)	3,316	123	(110)

Total liabilities at December 2009					2,774	172	(123)

For notes relating to this table refer to page 141.

Notes on the accounts continued	Financial Statements

9 Financial instruments - valuation continued
Amounts classified as available-for-sale comprise.

	Total €m	Level 1 €m	Level 2 €m	Level 3 €m	Level 3 sensitivity (2)
					€m	€m
2011
Debt securities	34,393	11,967	22,386	40	1	(1)
Equity shares	297	5	70	222	32	(33)
	34,690	11,972	22,456	262	33	(34)

2010
Debt securities	42,882	17,509	25,321	52	50	55
Equity shares	308	55	113	140	133	155
	43,190	17,564	25,434	192	183	210

2009
Debt securities	74,163	31,158	42,952	53	53	(53)
Equity shares	805	282	371	152	162	(143)
	74,968	31,440	43,323	205	215	(196)

Notes:
(1)	Level 1: valued using unadjusted quoted prices in active markets.

Level 2: valued using techniques based significantly on observable market data. Instruments in this category are valued using:
(a)	quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or
(b)	valuation techniques where all the inputs that have a significant effect on the valuations are directly or indirectly based on observable market data.

The type of instruments that trade in markets that are not considered to be active, but are based on quoted market prices, banker dealer quotations, or alternative pricing sources with reasonable levels of price transparency and those instruments valued using techniques include most government agency securities, investment-grade corporate bonds, certain mortgage products, most bank and bridge loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most physical commodities and certain money market securities and loan commitments and most OTC derivatives.

Level 3: instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, RBSH Group determines a reasonable level for the input. Financial instruments primarily include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, unlisted equity shares, certain residual interests in securitisations, super senior tranches of high grade and mezzanine CDOs, other mortgage-based products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(2)
Sensitivity represents the reasonably possible favourable and unfavourable effect respectively on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs to RBSH Group's valuation techniques or models. Totals for sensitivities are not indicative of the total potential effect on the income statement or the statement of comprehensive income. The level 3 sensitivities above are calculated at a trade or low level portfolio basis. They are not calculated on an overall portfolio basis and therefore do not reflect the likely overall potential uncertainty on the whole portfolio. The figures are aggregated and do not reflect the correlated nature of some of the sensitivities.

(3)	Primarily includes debt securities issued by banks and building societies.

Notes on the accounts continued	Financial Statements

9 Financial instruments - valuation continued
Judgmental issues
The diverse range of products traded by RBSH Group results in a wide range of instruments that are classified into the three level hierarchy. Whilst the majority of these instruments naturally fall into a particular level, for some products an element of judgement is required. The majority of RBSH Group’s financial instruments carried at fair value are classified as level 2: inputs are observable either directly (i.e. as a price) or indirectly (i.e. derived from prices).

Active and inactive markets
A key input in the decision making process for the allocation of assets to a particular level is liquidity. In general, the degree of valuation uncertainty depends on the degree of liquidity of an input. For example, a derivative can be placed into level 2 or level 3 dependent upon its liquidity.

Where markets are liquid or very liquid, little judgement is required. However, when the information regarding the liquidity in a particular market is not clear, a judgement may need to be made.

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

As part of RBSH Group’s IPV process, data is gathered at a trade level from market trading activity, trading systems, pricing services, consensus pricing providers, brokers and research material amongst other sources.

The breadth and detail of this data allows a good assessment to be made of liquidity and pricing uncertainty, which assists with the process of allocation to an appropriate level. Where suitable independent pricing information is not readily available the instrument will be considered to be level 3.

Modelled products
For modelled products the market convention is to quote these trades through the model inputs or parameters as opposed to a cash price equivalent. A mark-to-market is derived from the use of the independent market inputs calculated using RBSH Group’s model.

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

9 Financial instruments - valuation continued
Judgmental issues continue
Instruments that cross levels
Some instruments will predominantly be in one level or the other, but others may cross between levels. For example, a cross currency swap may be between very liquid currency pairs where pricing is readily observed in the market and will therefore be classified as level 2. The cross currency swap may also be between two illiquid currency pairs in which case the swap would be placed into level 3. Defining the difference between liquid and illiquid may be based upon the number of consensus providers the consensus price is made up from and whether the consensus price can be supplemented by other sources.

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

Debt securities
Collateralised debt obligations (CDOs)
CDOs purchased from third parties are valued using independent, third party quotes or independent lead manager indicative prices.
For super senior CDOs which have been originated by RBSH Group no specific third party information is available. The valuation of these super senior CDOs therefore takes into consideration outputs from a proprietary model, market data and appropriate valuation adjustments.

A collateral net asset value methodology using dealer buy side marks is used to determine an upper bound for super senior CDO valuations. An ABS index implied collateral valuation, is also used which provides a market calibrated valuation data point. Both the ABS index implied valuation and the collateral net asset value methodology apply an assumed immediate liquidation approach.

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

Equity shares
Private equity investments include unit holdings and limited partnership interests primarily in corporate private equity funds, debt funds and fund of hedge funds. Externally managed funds are valued using recent prices where available. Where not available, the fair value of investments in externally managed funds is generally determined using statements or other information provided by the fund managers.

RBSH Group considers that valuations may rely significantly on the judgements and estimates made by the fund managers, particularly in assessing private equity components. Given the decline in liquidity in world markets, and the level of subjectivity, these are included in level 3.

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

9 Financial instruments - valuation continued
Credit derivatives
RBSH Group's credit derivatives include vanilla and bespoke portfolio tranches, gap risk products and certain other unique trades. The bespoke portfolio tranches are synthetic tranches referenced to a bespoke portfolio of corporate names on which RBSH Group purchases credit protection. Bespoke portfolio tranches are valued using Gaussian Copula, a standard method which uses observable market inputs (credit spreads, index tranche prices and recovery rates) to generate an output price for the tranche via a mapping methodology. In essence this method takes the expected loss of the tranche expressed as a fraction of the expected loss of the whole underlying portfolio and calculates which detachment point on the liquid index, and hence which correlation level, coincides with this expected loss fraction. Where the inputs into this valuation technique are observable in the market, bespoke tranches are considered to be level 2 assets. Where inputs are not observable, bespoke tranches are considered to be level 3 assets. However, all transactions executed with a CDPC counterparty are considered level 3 as the counterparty credit risk assessment is a significant component of these valuations.

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

Other unique trades are valued using a specialised model for each instrument and the same market data inputs as all other trades where applicable. By their nature, the valuation is also driven by a variety of other model inputs, many of which are unobservable in the market. Where these instruments have embedded optionally they are valued using a variation of the Black-Scholes option pricing formula, and where they have correlation exposure it is valued using a variant of the Gaussian Copula model. The volatility or unique correlation inputs required to value these products are generally unobservable and the instruments are therefore deemed to be level 3 instruments.

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

Exotic options do not trade in active markets except in a small number of cases. Consequently, RBSH Group uses models to determine fair value using valuation techniques typical for the industry. These techniques can be divided, firstly, into modelling approaches and, secondly, into methods of assessing appropriate levels for model inputs. RBSH Group uses a variety of proprietary models for valuing exotic trades.

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

Other financial instruments
In addition to the portfolios discussed above, there are other financial instruments which are held at fair value determined from data which are not market observable, or incorporating material adjustments to market observed data.

Notes on the accounts continued	Financial Statements

9 Financial instruments - valuation continued
Level 3 movement table
	At 1 January 2011 €m	Gains / (losses) recognised in the income statement or SOCI (1) (4) €m	Transfers in/out €m	Issuances €m	Purchases €m	Settlements €m	Sales €m	Foreign exchange €m	At 31 December 2011 €m	Amounts recorded in the income statement relating to instruments held at year end €m
Assets
FVTPL (2)
Loans and advances	242	(20)	-	-	59	(229)	(59)	7	-	-
Debt securities	1,003	(184)	(88)	-	4	(1)	(364)	29	399	35
Equity shares	354	(32)	108	-	9	(85)	(86)	9	277	(27)
Derivatives	632	25	(21)	4	359	(71)	(255)	19	692	89
FVTPL assets	2,231	(211)	(1)	4	431	(386)	(764)	64	1,368	97

AFS (3)	-
Debt securities	52	(1)	-	-	-	(13)	-	2	40	-
Equity shares	140	37	55	-	1	-	(13)	2	222	7
AFS assets	192	36	55	-	1	(13)	(13)	4	262	7
	2,423	(175)	54	4	432	(399)	(777)	68	1,630	104

Liabilities
Debt securities in issue	2,284	(183)	9	537	-	(1,020)	(1,149)	7	485	(10)
Short positions	4	-	65	-	-	(2)	(2)	2	67	-
Derivatives	1,002	(44)	92	5	40	(81)	(411)	30	633	72
Other financial liabilities	26	-	(27)	-	-	-	-	1	-	-
	3,316	(227)	139	542	40	(1,103)	(1,562)	40	1,185	62

For notes relating to this table refer to page 146.

Key points
•
Level 3 assets of €1.6 billion decreased by €0.8 billion to €2.4 billion, and level 3 liabilities decreased to €2.1 billion in the year from €3.3 billion. This decrease in level 3 assets and liabilities is mainly due to settlements and sales, including the UK Transfers in the last quarter of 2011.

•
Net transfers into level 3 assets of €54 million, reflects transfers of €163 million from level 2 to level 3 reflecting refinements of hierarchy level classification in 2011, this was partially offset by transfers from level 3 to level 2 of €109 million due to the re-assessment of the impact and nature of unobservable inputs used in valuation models.

•
Net transfers into level 3 liabilities of €139 million, reflects €166 million in transfers from level 2 to level 3 mainly in inflation swaps due to market illiquidity in the long term in the Australian Inflation swap market, this is partially offset by €27 million in transfers from level 3 to level 2 based on the re-assessment of the impact and nature of unobservable inputs used in valuation models.

Notes on the accounts continued	Financial Statements

9 Financial instruments - valuation continued
Level 3 movement table continued
	At 1 January 2010 €m	Gains / (losses) recognised in the income statement or SOCI (1) (4) €m	Transfers in/out €m	Issuances €m	Purchases €m	Settlements €m	Sales €m	Foreign exchange €m	At 31 December 2010 €m	Amounts recorded in the income statement relating to instruments held at year end €m
Assets
FVTPL (2)
Loans and advances	575	199	(341)	-	-	(259)	-	68	242	49
Debt securities	95	103	779	-	132	(16)	(90)	-	1,003	87
Equity shares	577	396	(91)	-	511	-	(1,044)	5	354	-
Derivatives	1,213	(77)	(504)	-	195	(185)	(17)	7	632	(52)
FVTPL assets	2,460	621	(157)	-	838	(460)	(1,151)	80	2,231	84

AFS (3)
Debt securities	53	-	8	-	-	(16)	-	7	52	-
Equity shares	152	-	33	-	5	(1)	(54)	5	140	-
AFS assets	205	-	41	-	5	(17)	(54)	12	192	-
	2,665	621	(116)	-	843	(477)	(1,205)	92	2,423	84

Liabilities
Debt securities in issue	1,969	310	(247)	481	-	(306)	-	77	2,284	276
Short positions	24	(1)	-	-	-	-	(19)	-	4	-
Derivatives	781	2	69	33	189	(109)	-	37	1,002	(157)
Other financial liabilities	-	-	26	-	-	-	-	-	26	-
	2,774	311	(152)	514	189	(415)	(19)	114	3,316	119

Notes:
(1)
Net gains recognised in the income statement were €24 million. None of this relates to discontinued operations. Net losses on FVTPL assets and liabilities of €31 million were included in income from trading activities.

(2)	FVTPL: Fair value through profit or loss.
(3)	AFS: Available-for-sale.
(4)	SOCI: Statement of comprehensive income

Gains and losses recognised on assets held for trading and derivatives have been included in non-interest income from trading activities. Gains and losses on available-for-sale assets have been included in other non-interest income and interest income.

Notes on the accounts continued	Financial Statements

9 Financial instruments- valuation continued
Fair value of financial instruments not carried at fair value
The following table shows the carrying values and the fair values of financial instruments carried at amortised cost on the balance sheet.

	2011 Carrying value €m	2011 Fair value €m	2010 Carrying value €m	2010 Fair value €m	2009 Carrying value €m	2009 Fair value €m
Financial assets
Cash and balances at central banks	12,609	12,609	8,323	8,323	28,382	28,382
Loans and advances to banks	24,887	24,856	26,594	24,784	37,719	37,417
Loans and advances to customers	28,612	27,684	44,201	43,527	217,520	209,972
Debt securities	547	547	263	263	163	163
Settlement balances	2,608	2,608	3,573	3,573	3,398	3,398

Financial liabilities
Deposits by banks	45,272	45,242	31,893	32,348	44,948	44,763
Customer accounts	38,584	38,584	52,693	52,613	196,407	196,356
Debt securities in issue	6,929	6,923	15,743	15,061	55,756	55,101
Settlement balances	2,845	2,845	2,896	2,896	3,010	3,010
Subordinated liabilities	6,336	4,225	6,127	5,250	13,955	13,175

The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgements covering prepayments, credit risk and discount rates. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement. As a wide range of valuation techniques is available, it may be inappropriate to compare RBSH Group's fair value information to independent markets or other financial institutions.

The fair values of intangible assets, such as software development costs are not included in the calculation of these fair values since these are not financial instruments.

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

Loans and advances to banks and customers
In estimating the fair value of loans and advances to banks and customers measured at amortised cost, RBSH Group’s loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value:

(a)
contractual cash flows are discounted using a market discount rate that incorporates the current spread for the borrower or where this is not observable, the spread for borrowers of a similar credit standing. This method is used for the majority of GBM’s lending portfolios where most counterparties have external ratings.

(b)
expected cash flows (unadjusted for credit losses) are discounted at the current offer rate for the same or similar products. This approach is adopted for lending portfolios reflecting the more homogeneous nature of these portfolios.

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

Notes on the accounts continued	Financial Statements

10 Financial instruments-maturity analysis
Remaining maturity
The following table shows the residual maturity of financial instruments, based on contractual date of maturity.

	2011			2010			2009
	Less than 12 months €m	More than 12 months €m	Total €m	Less than 12 months €m	More than 12 months €m	Total €m	Less than 12 months €m	More than 12 months €m	Total €m
Assets
Cash and balances at central banks	12,609	-	12,609	8,312	11	8,323	28,356	26	28,382
Loans and advances to banks	24,016	3,037	27,053	25,304	1,401	26,705	34,736	2,983	37,719
Loans and advances to customers	16,796	12,782	29,578	23,499	20,997	44,496	66,172	153,786	219,958
Debt securities	8,644	31,001	39,645	12,646	39,614	52,260	15,445	69,355	84,800
Equity shares	-	3,093	3,093	-	22,634	22,634	-	17,236	17,236
Settlement balances	2,605	3	2,608	3,553	20	3,573	3,389	9	3,398
Derivatives	4,988	14,150	19,138	9,332	18,940	28,272	12,708	44,684	57,392

Liabilities
Deposits by banks	44,762	1,758	46,520	29,159	2,826	31,985	40,551	4,397	44,948
Customer accounts	37,726	1,875	39,601	50,826	4,079	54,905	189,944	11,154	201,098
Debt securities in issue	5,598	12,116	17,714	14,463	38,948	53,411	39,759	56,532	96,291
Settlement balances and short positions	3,310	99	3,409	4,361	841	5,202	6,390	1,113	7,503
Derivatives	5,226	14,642	19,868	11,472	24,201	35,673	12,614	50,345	62,959
Subordinated liabilities	61	6,798	6,859	4	6,890	6,894	834	13,832	14,666

Notes on the accounts continued	Financial Statements

10 Financial instruments - maturity analysis continued
On balance sheet liabilities
The following tables show, by contractual maturity, the undiscounted cash flows payable up to a period of 20 years from the balance sheet date, including future payments of interest.

2011	0 – 3 months €m	3 – 12 months €m	1 – 3 years €m	3 – 5 years €m	5 – 10 years €m	10 – 20 years €m
Deposits by banks	43,741	1,067	694	860	204	25
Customer accounts	36,929	843	595	524	691	30
Debt securities in issue	3,737	2,104	4,855	4,444	2,734	1,344
Derivatives held for hedging	197	309	948	517	390	202
Subordinated liabilities	54	177	256	2,981	1,514	1,006
Settlement balances and other liabilities	3,209	16	14	70	99	1
	87,867	4,516	7,362	9,396	5,632	2,608

2010
Deposits by banks	27,450	1,659	899	706	812	245
Customer accounts	46,612	1,484	1,199	1,263	2,672	1,948
Debt securities in issue	8,239	6,590	12,757	11,412	12,628	3,048
Derivatives held for hedging	323	449	1,373	627	459	260
Subordinated liabilities	88	324	504	3,507	1,465	1,162
Settlement balances and other liabilities	4,287	65	139	266	436	-
	86,999	10,571	16,871	17,781	18,472	6,663

2009
Deposits by banks	31,531	9,789	1,535	1,615	1,003	90
Customer accounts	183,244	6,548	2,109	2,206	4,125	3,030
Debt securities in issue	20,634	20,085	14,132	15,019	30,312	1,967
Derivatives held for hedging	482	482	1,777	1,778	3,684	-
Subordinated liabilities	122	847	23	24	9,310	192
Settlement balances and other liabilities	7,569	-	-	-	-	-
	243,582	37,751	19,576	20,642	48,434	5,279

Guarantees and commitments	2011 €m	2010 €m	2009 €m
Guarantees (1)	19,901	24,458	33,568
Commitments (2)	22,378	37,995	51,520
	42,279	62,453	85,088

Notes:
(1)	RBSH Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. RBSH Group expects most guarantees it provides to expire unused.
(2)
RBSH Group has given commitments to provide funds to customers under undrawn formal facilities, credit lines and other commitments to lend subject to certain conditions being met by the counterparty. RBSH Group does not expect all facilities to be drawn, and some may lapse before drawdown.

The table above shows the timing of cash outflows to settle financial liabilities, prepared on the following basis:

Financial liabilities are included at the earliest date on which the counterparty can require repayment regardless of whether or not such early repayment results in a penalty. If repayment is triggered by, or is subject to, specific criteria such as market price hurdles being reached, the liability is included at the earliest possible date that the conditions could be fulfilled without considering the probability of the conditions being met. For example, if a structured note is automatically prepaid when an equity index exceeds a certain level, the cash outflow will be included in the less than three months period whatever the level of the index at the year end. The settlement date of debt securities in issue given by certain securitisation vehicles consolidated by RBSH Group depends on when cash flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash outflow relating to securities assumes that each asset will be prepaid at the earliest possible date.

Liabilities with a contractual maturity of greater than 20 years - the principal amounts of financial liabilities that are repayable after 20 years or where the counterparty has no right to repayment of the principal, are excluded from the table along with interest payments after 20 years.

Held-for-trading assets and liabilities - held-for-trading derivative assets and liabilities amounting to €18.7 billion (assets) and €17.6 billion (liabilities) (2010 - €27.6 billion assets and €32.8 billion liabilities; 2009 - €56.3 billion assets and €59.1 billion liabilities) have been excluded from the table in view of their short-term nature.

Notes on the accounts continued	Financial Statements

11 Financial assets - impairments
The following table shows the movement in the provision for impairment losses for loans and advances.

	Individually assessed €m	Collectively assessed €m	Latent €m	Total 2011 €m	2010 €m	2009 €m
At 1 January	1,306	150	116	1,572	5,711	4,564
Reclassification related to disposal groups/discontinued operations	-	-	-	-	(2,377)	756
Currency translation and other adjustments	8	57	3	68	212	151
Disposal of subsidiaries	(45)	-	-	(45)	-	(73)
Amounts written-off	(275)	(122)	-	(397)	(1,943)	(1,275)
Recoveries of amounts previously written-off	9	13	-	22	59	10
Charged/(credited) to the income statement – continuing operations	348	25	(13)	360	(78)	1,621
Unwind of discount (recognised in interest income)	(8)	-	-	(8)	(12)	(43)
At 31 December	1,343	123	106	1,572	1,572	5,711

Impairment losses charged to the income statement	2011 €m	2010 €m	2009 €m
Loans and advances to banks	-	15	(30)
Loans and advances to customers	(360)	63	(1,591)
	(360)	78	(1,621)
Recoveries/(recharge to RBS plc) under APS back-to-back agreements	58	(138)	-
Debt securities	(1,463)	(7)	(2)
	(1,765)	(67)	(1,623)

The following tables show an analysis of impaired financial assets.

	2011			2010			2009
	Cost €m	Provision €m	Carrying value €m	Cost €m	Provision €m	Carrying value €m	Cost €m	Provision €m	Carrying value €m
Loans and advances to banks (1)	52	45	7	55	45	10	118	75	43
Loans and advances to customers (2)	1,878	1,421	457	2,108	1,411	697	7,971	5,041	2,930
	1,930	1,466	464	2,163	1,456	707	8,089	5,116	2,973

Notes:
(1)	Impairment provisions individually assessed.
(2)	Impairment provisions individually assessed on balances of €1,711 million (2010 – €1,908 million; 2009 – €6,466 million).

	Carrying value 2011 €m	Carrying value 2010 €m	Carrying value 2009 €m
Available-for-sale
Debt securities	515	142	202
	515	142	202

RBSH Group holds collateral in respect of certain loans and advances to banks and to customers that are past due or impaired. Such collateral includes mortgages over property; charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower.

Loans that have been renegotiated in the past 12 months that would otherwise have been past due or impaired amounted to €194 million as at 31 December 2011 (2010 – €438 million; 2009 – €101 million).

Notes on the accounts continued	Financial Statements

12 Derivatives
Companies in RBSH Group transact derivatives as principal either as a trading activity or to manage balance sheet foreign exchange, interest rate and credit risks.

RBSH Group enters into fair value hedges, cash flow hedges and hedges of net investments in foreign operations. The majority of RBSH Group's interest rate hedges relate to the management of RBSH Group's non-trading interest rate risk. RBSH Group manages this risk to approved limits. Residual risk positions are hedged with derivatives principally interest rate swaps. Suitable larger ticket financial instruments are fair value hedged; the remaining exposure, where possible, is hedged by derivatives documented as cash flow hedges and qualifying for hedge accounting. The majority of RBSH Group's fair value hedges involve interest rate swaps hedging the interest rate risk in recognised financial assets and financial liabilities. Cash flow hedges relate to exposure to variability in future interest payments and receipts on forecast transactions and on recognised financial assets and financial liabilities. RBSH Group hedges its net investments in foreign operations with currency borrowings and forward foreign exchange contracts.

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

For fair value hedge relationships of interest rate risk, the hedged items are typically government bonds, large corporate fixed-rate loans, fixed-rate finance leases, fixed-rate medium-term notes or preference shares classified as debt.

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

The following table shows the notional amounts and fair values of RBSH Group's derivatives.

	2011			2010			2009
	Notional amounts €m	Assets €m	Liabilities €m	Notional amounts €m	Assets €m	Liabilities €m	Notional amounts €m	Assets €m	Liabilities €m

Exchange rate contracts
Spot, forwards and futures	104,888	2,583	2,671	216,743	3,947	4,013	388,432	11,844	10,297
Currency swaps	81,318	3,696	3,234	95,131	3,557	2,956	61,433	3,154	2,484
Options purchased	5,065	252	-	4,666	241	-	14,090	953	-
Options written	4,409	-	180	4,730	-	252	14,071	-	971

Interest rate contracts
Interest rate swaps	292,228	7,100	9,854	572,794	12,272	13,524	1,046,388	21,464	25,293
Options purchased	6,815	301	3	11,886	349	43	38,541	9,077	1
Options written	5,497	-	238	7,638	-	319	33,286	-	8,713
Futures and forwards	873	2	1	1,986	4	1	8,145	7	5

Credit derivatives	11,315	494	650	99,449	1,597	4,413	101,509	3,675	6,218

Equity and commodity contracts	18,739	4,710	3,037	186,559	6,305	10,152	146,384	7,218	8,977
		19,138	19,868		28,272	35,673		57,392	62,959

Certain derivative asset and liability balances, which meet the offset criteria in IAS 32 ‘Financial Instruments: Presentation’, are shown net.

Notes on the accounts continued	Financial Statements

12 Derivatives continued
Included on page 151 are derivatives held for hedging purposes as follows:

	2011		2010		2009
	Assets €m	Liabilities €m	Assets €m	Liabilities €m	Assets €m	Liabilities €m
Fair value hedging
Exchange rate contracts	-	-	-	-	170	43
Interest rate contracts	362	2,109	606	2,731	625	2,360

Cash flow hedging
Exchange rate contracts	-	-	-	-	-	8
Interest rate contracts	-	17	-	-	331	1,337

Net investment hedging
Exchange rate contracts	33	171	34	103	11	89

Hedge ineffectiveness recognised in other operating income comprised:

	2011 €m	2010 €m	2009 €m
Fair value hedging
Gains on the hedged items attributable to the hedged risk	570	732	1,169
Losses on the hedging instruments	(571)	(738)	(1,169)
Fair value ineffectiveness	(1)	(6)	-

The following tables show, for RBSH Group, when the hedged cash flows will affect income for designated cash flow hedges.

2011	0 – 1 years €m	1 – 2 years €m	2 – 3 years €m	3 – 4 years €m	4 – 5 years €m	5 – 10 years €m	10 – 20 years €m	Over 20 years €m	Total €m
Hedged forecast cash flows
affect on profit or loss
Forecast receivable cash flows	-	-	-	-	-	-	-	-	-
Forecast payable cash flows	(57)	-	-	-	-	-	-	-	(57)

2010	0 - 1 years €m	1 - 2 years €m	2 - 3 years €m	3 - 4 years €m	4 - 5 years €m	5 - 10 years €m	10 - 20 years €m	Over 20 years €m	Total €m
Hedged forecast cash flows
affect on profit or loss
Forecast receivable cash flows	-	-	-	-	-	2	-	2	4
Forecast payable cash flows	-	-	-	-	-	-	-	(40)	(40)

2009	0 – 1 years €m	1 – 2 years €m	2 – 3 years €m	3 – 4 years €m	4 – 5 years €m	5 – 10 years €m	10 – 20 years €m	Over 20 years €m	Total €m
Hedged forecast cash flows
affect on profit or loss
Forecast receivable cash flows	169	309	309	309	308	207	(84)	(83)	1,444
Forecast payable cash flows	(297)	(375)	(375)	(374)	(374)	(906)	(431)	(431)	(3,563)

Notes on the accounts continued	Financial Statements

13 Debt securities

2011	US central and local government €m	Other central and local government €m	Bank and building society €m	Corporate €m	Other financial institutions €m	Total €m	Of which ABS (1) €m
Held-for-trading	1,036	1,857	695	326	639	4,553	-
Designated as at fair value through profit or loss	-	152	-	-	-	152	-
Available-for-sale	2,485	13,592	8,181	186	9,949	34,393	17,362
Loans and receivables	-	-	341	174	32	547	-
	3,521	15,601	9,217	686	10,620	39,645	17,362

Available-for-sale
Gross unrealised gains	411	574	30	10	36	1,061	56
Gross unrealised losses	-	(203)	(911)	(1)	(908)	(2,023)	(1,813)

2010
Held-for-trading	34	3,318	2,680	2,036	743	8,811	-
Designated as at fair value through profit or loss	-	304	-	-	-	304	-
Available-for-sale	2,294	21,216	8,692	453	10,227	42,882	18,389
Loans and receivables	-	-	-	106	157	263	-
	2,328	24,838	11,372	2,595	11,127	52,260	18,389

Available-for-sale
Gross unrealised gains	269	644	74	19	1	1,007	69
Gross unrealised losses	-	(716)	(863)	-	(980)	(2,559)	(1,836)

2009
Held-for-trading	33	3,325	635	2,231	3,625	9,849	3,079
Designated as at fair value through profit or loss	-	424	-	103	98	625	-
Available-for-sale	4,602	41,354	12,800	1,130	14,277	74,163	21,258
Loans and receivables	-	-	-	-	163	163	58
	4,635	45,103	13,435	3,464	18,163	84,800	24,395

Available-for-sale
Gross unrealised gains	205	1,188	113	44	134	1,684	120
Gross unrealised losses	-	(276)	(248)	(16)	(489)	(1,029)	(624)

Notes:
(1)	Includes asset-backed securities issued by US federal agencies and government sponsored entities, and covered bonds.

Net gains/(losses) of €16 million (2010 – €323 million; 2009 – €(103) million) were realised on the sale of available-for-sale debt securities.

Notes on the accounts continued	Financial Statements

13 Debt securities continued
The following table analyses RBSH Group's available-for-sale debt securities and the related yield (based on weighted averages), by remaining maturity and issuer.

	Within 1 Year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total
2011	Amount €m	Yield %	Amount €m	Yield %	Amount €m	Yield %	Amount €m	Yield %	Amount €m	Yield %
US central and local government	-	-	-	-	2,485	4.53	-	-	2,485	4.53
Other central and local government	3,311	1.67	5,101	3.79	3,505	5.31	1,675	5.87	13,592	3.80
Bank and building society	1,689	1.67	3,935	3.31	2,081	2.20	476	5.11	8,181	2.76
Other financial institutions	182	2.25	1,555	3.47	1,207	3.82	7,005	1.77	9,949	2.29
Corporate	5	1.51	153	3.68	28	3.48	-	-	186	3.59
	5,187	1.68	10,744	3.53	9,306	4.06	9,156	2.60	34,393	3.15

Of which ABS (1)	1,588	1.28	5,019	3.34	3,288	2.77	7,467	1.80	17,362	2.40

Notes:
(1)	Includes asset-backed securities issued by US federal agencies and government sponsored entities.

14 Equity shares
	2011			2010			2009
	Listed €m	Unlisted €m	Total €m	Listed €m	Unlisted €m	Total €m	Listed €m	Unlisted €m	Total €m
Held-for-trading	2,558	-	2,558	21,714	11	21,725	15,817	48	15,865
Designated as at fair value through profit or loss	43	195	238	95	506	601	67	499	566
Available-for-sale	14	283	297	64	244	308	360	445	805
	2,615	478	3,093	21,873	761	22,634	16,244	992	17,236

Available-for-sale
Gross unrealised gains	2	155	157	17	103	120	246	153	399
Gross unrealised losses	(2)	-	(2)	(7)	-	(7)	(4)	(13)	(17)

Net gains/(losses) of €16 million (2010 – €30 million; 2009 – €14 million) were realised on the sale of available-for-sale equity shares.

Dividend income from available-for-sale equity shares was €2 million (2010 – €6 million; 2009 – €11 million).

Notes on the accounts continued	Financial Statements

15 Major subsidiaries and participating interests
The principal subsidiary undertakings and participating interests of the company are shown below. Participating interests that are not 100% consolidated but are accounted for under (a) the equity method,

(b) proportionally consolidated are indicated separately with an asterisk.  For renamed entities, the entity names used are those applicable as at 22 March 2012. As at 31 December 2011 RBS Holdings had one subsidiary, RBS N.V.

	Country of incorporation	Group interest
RBS Hollandsche N.V., Rotterdam	The Netherlands	100%
RBS Participaties B.V., Amsterdam	The Netherlands	100%
RBS Ventures II B.V., Amsterdam	The Netherlands	100%
RBS Global Banking (Luxembourg) S.A., Luxembourg	Luxembourg	100%
RBS Bank (Polska) S.A., Warsaw	Poland	100%
RBS Bank (Romania) S.A., Bucharest	Romania	100%
The Royal Bank of Scotland ZAO, Moscow	Russia	100%
RBS Capital Markets (Canada) Limited., Toronto	Canada	100%
The Royal Bank of Scotland Mexico S.A. Institucion de Banca Multiple, Mexico City	Mexico	100%
RBS WCS Holding Company, New York	United States of America	100%
RBS Finance NV (North America), Inc., Wilmington	United States of America	100%
RBS Asia Limited, Hong Kong	Hong Kong	100%
RBS Asia Corporate Finance Limited., Hong Kong	Hong Kong	100%
The Royal Bank of Scotland Berhad, Kuala Lumpur	Malaysia	100%
The Royal Bank of Scotland China) Co. Limited, Shanghai	China	100%
RBS Leasing (China) Co. Limited, Beijing	China	100%
JSC SB RBS (Kazakhstan) Limited, Almaty (1)	Kazakhstan	80%
RBS Business Services Private Limited, Mumbai	India	100%
RBS Financial Services (India) Private Limited, Mumbai	India	100%
RBS Holdings (Australia) Pty Limited, Sydney	Australia	100%
RBS Holdings II (Australia) Pty Limited, Sydney	Australia	100%
RBS Group (Australia) Pty Limited, Sydney	Australia	100%
RBS Corporate Finance (Australia) Limited, Sydney	Australia	100%
RBS Nominees (Australia) Pty. Limited, Sydney	Australia	100%
RBS Equities (Australia) Limited, Sydney	Australia	100%
RBS Equity Capital Markets (Australia) Limited, Sydney	Australia	100%
RBS Funds Management (Australia) Limited, Sydney	Australia	100%
RBS Group (New Zealand) Limited, Auckland	New Zealand	100%
RBS (New Zealand) Limited, Auckland	New Zealand	100%
Saudi Hollandi Bank, Riyadh*	Saudi Arabia	40%

Notes:
(1)	JSC SB RBS (Kazakhstan) Limited, Almaty was transferred to RBS plc on the 1 March 2012, see Note 19 for further information.

The list of participating interests for which statements of liability have been issued, has been filed with the Chamber of Commerce in Amsterdam.

The majority of RBSH Group's subsidiaries and participating investments are regulated entities and therefore their ability to transfer funds to RBSH Group is subject to regulatory approvals.

Notes on the accounts continued	Financial Statements

16 Intangible assets

2011	Goodwill €m	Software €m	Other purchased intangibles €m	Total €m
Net book value
At 1 January 2011	9	123	67	199
Currency translation and other adjustments	-	(4)	3	(1)
Additions	-	50	-	50
Disposals	-	(29)	-	(29)
Write-down of goodwill and other intangible assets	(2)	(27)	-	(29)
Amortisation	-	(60)	(15)	(75)
At 31 December 2011	7	53	55	115

Representing:
Cost	18	457	59	534
Cumulative impairment	(11)	(55)	-	(66)
Cumulative amortisation	-	(349)	(4)	(353)

2010
Net book value
At 1 January 2010	195	375	75	645
Reclassification related to disposal groups/discontinued operations	(194)	(194)	(65)	(453)
Currency translation and other adjustments	-	6	7	13
Additions	8	24	52	84
Disposals	-	(3)	-	(3)
Write-down of goodwill and other intangible assets	-	(1)	(1)	(2)
Amortisation	-	(84)	(1)	(85)
At 31 December 2010	9	123	67	199

Representing
Cost	18	1,097	67	1,182
Cumulative impairment	(9)	(437)	-	(446)
Cumulative amortisation	-	(537)	-	(537)

2009
Net book value
At 1 January 2009	301	583	40	924
Reclassification related to disposal groups/discontinued operations	118	(97)	63	84
Divestment of businesses	-	(3)	(13)	(16)
Currency translation and other adjustments	1	7	(4)	4
Additions	1	167	-	168
Disposals	-	(1)	(6)	(7)
Write-down of goodwill and other intangible assets	(226)	(153)	(1)	(380)
Amortisation	-	(128)	(4)	(132)
At 31 December 2009	195	375	75	645

Representing:
Cost	468	2,204	87	2,759
Cumulative impairment	(273)	(319)	-	(592)
Cumulative amortisation	-	(1,510)	(12)	(1,522)

Impairment review
RBSH Group's goodwill acquired in business combinations is reviewed annually at 30 September for impairment by comparing the recoverable amount of each cash generating unit (CGU) to which goodwill has been allocated with its carrying value. As at 31 December 2011 and 2010 there were no significant goodwill balances. Impairment of software was caused mainly by the migration of various platforms to the RBS environment due to restructuring activities, as well as changes in the planned software roll-out schedule.

Notes on the accounts continued	Financial Statements

17 Property, plant and equipment
2011	Freehold premises €m	Short leasehold premises €m	Other premises €m	Computers and other equipment €m	Operating lease assets €m	Total €m
Net book value
At 1 January 2011	95	35	65	88	-	283
Reclassification related to disposal groups/discontinued operations	(4)	-	(65)	(25)	-	(94)
Additions	33	29	-	45	-	107
Disposals	(57)	(1)	-	(16)	-	(74)
Depreciation	(4)	(16)	-	(44)	-	(64)
Currency translation and other adjustments	(7)	(12)	-	13	-	(6)
At 31 December 2011	56	35	-	61	-	152

Representing:
Cost	101	111	4	299	-	515
Cumulative impairment	(29)	(23)	(4)	(28)	-	(84)
Cumulative depreciation	(16)	(53)	-	(210)	-	(279)
2010
Net book value
At 1 January 2010	1,159	151	82	284	285	1,961
Reclassification related to disposal groups/discontinued operations	(1,073)	(92)	-	(177)	(285)	(1,627)
Additions	26	8	-	54	-	88
Disposals	-	(16)	(15)	(16)	-	(47)
Impairment losses	-	(1)	-	(4)	-	(5)
Depreciation	(13)	(17)	(3)	(61)	-	(94)
Currency translation and other adjustments	(4)	2	1	8	-	7
At 31 December 2010	95	35	65	88	-	283

Representing:
Cost	129	148	4	693	-	974
Cumulative impairment	(7)	(29)	61	(144)	-	(119)
Cumulative depreciation	(27)	(84)	-	(461)	-	(572)
2009
Net book value
At 1 January 2009	1,180	196	17	350	292	2,035
Reclassification related to disposal groups/discontinued operations	(78)	-	(114)	1	(32)	(223)
Acquired in business combination	32	25	76	64	-	197
Transfers to disposal groups	(50)	(37)	(3)	(49)	-	(139)
Additions	42	32	3	105	144	326
Disposals	(17)	(1)	(5)	(3)	(88)	(114)
Impairment losses	-	(1)	-	(23)	-	(24)
Depreciation	18	(48)	113	(164)	(28)	(109)
Currency translation and other adjustments	32	(15)	(5)	3	(3)	12
At 31 December 2009	1,159	151	82	284	285	1,961

Representing:
Cost	2,055	392	88	1,779	569	4,883
Cumulative impairment	(32)	-	-	(10)	-	(42)
Cumulative depreciation	(864)	(241)	(6)	(1,485)	(284)	(2,880)

Notes on the accounts continued	Financial Statements

17 Property, plant and equipment continued
As lessor
RBSH Group leases out various assets under operating leases. Non-cancellable operating lease rentals are as follow:

	2011	2010	2009
Less than one year	-	-	21
Between one and five years	-	-	187
More than five years	-	-	80
Total	-	-	288

During the year ended 31 December 2011 €1 million (2010 – €(3) million; 2009 – €(8) million) was recognised as rental income in the income statement and nil (2010 – nil; 2009 – nil) in respect of directly related expenses.

18 Prepayments, accrued income and other assets
	2011 €m	2010 €m	2009 €m
Prepayments and deferred expenses	649	1,258	2,371
Current tax	444	696	596
Pension schemes in net surplus (see Note 4)	61	110	214
Other assets	3,864	3,324	4,357
	5,018	5,388	7,538

Notes on the accounts continued	Financial Statements

19 Discontinued operations and assets and liabilities of disposal groups
(a) Profit/(loss) from discontinued operations, net of tax
	2011 €m	2010 €m	2009 €m
Total income	48	1,415	4,908
Operating expenses	(4)	(1,094)	(3,802)
Impairment recoveries/(losses)	9	(45)	(1,172)
Profit/(loss) before tax	53	276	(66)
Gain on disposal before recycling of reserves	-	1,984	96
Recycled reserves	-	(1,180)	-
Operating profit before tax	53	1,080	30
Tax on profit	(13)	(95)	(48)
Profit/(loss) after tax	40	985	(18)

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

(b) Cash flows attributable to discontinued operations
Included within RBSH Group's cash flows are the following amounts attributable to discontinued operations:
	2011 €m (1)	2010 €m	2009 €m
Net cash flows from operating activities	-	(1,780)	12,916
Net cash flows from investing activities	-	452	(5,805)
Net cash flows from financing activities	-	145	(7,178)
Net decrease in cash and cash equivalents	-	(1,183)	(67)

Notes:
(1)	The effect of net cash flows from discontinued operations on the consolidated assets and liabilities of RBSH Group for 2011 was nil, due to the net cash flows being internally funded.

(c) Assets and liabilities of disposal groups
	2011
	PT (1) €m	Other (2) €m	Total €m	2010 €m	2009 €m
Assets of disposal groups
Cash and balances at central banks	281	25	306	177	146
Loans and advances to banks	926	61	987	27	85
Loans and advances to customers	1,619	821	2,440	1,892	3,318
Debt securities and equity shares	1,326	176	1,502	217	662
Derivatives	739	-	739	-	418
Intangible assets	-	-	-	-	30
Settlement balances	306	-	306	-	-
Property, plant and equipment	94	-	94	1	55
Other assets	303	542	845	495	175
	5,594	1,625	7,219	2,809	4,889
Liabilities of disposal groups
Deposits by banks	437	8	445	-	66
Customer accounts	1,883	943	2,826	1,585	7,850
Derivatives	1,052	-	1,052	-	468
Settlement balances and short positions	393	-	393	-	6
Subordinated liabilities	-	-	-	-	6
Other liabilities	199	436	635	272	498
	3,964	1,387	5,351	1,857	8,894
Notes:
(1)	These assets and liabilities relate largely to businesses in Singapore, Kazakhstan and Australia, which will be transferred to RBS plc as part of the Proposed Transfers (PT) for 2012.
(2)	Other assets and liabilities relate to businesses transferring outside of the RBSG Group.

Notes on the accounts continued	Financial Statements

19 Discontinued operations and assets and liabilities of disposal groups continued
(c) Assets and liabilities of disposal groups continued

As at 31 December 2011 the assets and liabilities of disposal groups represented balances of a number of businesses in the Asian region, loan portfolios in the Latin American region and remaining Private Equity portfolios within the Non-Core segment, as well as the remaining Dutch State acquired businesses.

In addition, they include assets and liabilities relating largely to businesses in Singapore, Australia and Kazakhstan, which represent the second phase of the planned transfer of a substantial part of the business activities of RBS N.V. to RBS plc as announced by RBSH Group on 19 April 2011. The businesses in Singapore, consisting largely of Markets, Emerging Markets, Lending and GTS, will be transferred to RBS plc via a Scheme of Arrangement, novations and subsidiary share sales.

The Kazakhstan subsidiaries which include Markets, Lending and GTS businesses and the Australian subsidiaries which include Markets business, will be transferred to RBS plc via share sales.

As these transfers do not represent a separate major line of business or geographical region, their results for the period are not presented as results from discontinued operations.

These transfers are subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures, any of which may affect the timing and scope of actual disposal.

In accordance with the classification of financial instruments in IAS 39, cash and balances at central banks, loans and advances to banks and to customers, deposits by banks and customer accounts and settlement balances, included within assets and liabilities of disposal groups are classified as financial instruments measured at amortised cost.  Derivatives included within assets and liabilities of disposal groups are classified as held-for-trading and measured at fair value. The majority of debt securities and equity shares within assets of disposal groups are either classified as held for trading (2011 - €1,215 million; 2010 - nil; 2009 - €82 million) or as available-for-sale (2011 - €110 million; 2010 - €1 million; 2009 - €1,371 million) and are measured at fair value. The majority of financial instruments carried at fair value within assets and liabilities of disposal groups are classified as level 2.

The transfer of eligible business carried out in the UK, including certain securities issued by RBS N.V. was completed during the last quarter of 2011, the 'UK Transfer'. This transfer represented the first phase of the Proposed Transfers, see page 8 for further details.

It is currently expected that assets and liabilities relating to transfers to RBS plc in the Netherlands and other European countries will take place during the third quarter of 2012 (the Netherlands and EMEA Transfers). These transfers will move assets of approximately €40 billion, and liabilities of approximately €42 billion. The transfers will be conducted via novations, subsidiary sales and through a Dutch statutory demerger followed by an EU cross-border merger to RBS plc. These transfers are a component of all expected transfers as disclosed in the proformas on pages 227 to 230.

These transfers are subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures, any of which may affect the timing and scope of actual disposal.

Notes on the accounts continued	Financial Statements

20 Settlement balances and short positions
	2011 €m	2010 €m	2009 €m
Settlement balances (amortised cost)	2,844	2,896	3,010
Short positions (held-for-trading):
Debt securities
– Government	42	80	21
– Other issuers	229	114	1,156
Equity shares	294	2,112	3,316
	3,409	5,202	7,503

21 Accruals, deferred income and other liabilities
	2011 €m	2010 €m	2009 €m
Current taxation	285	261	336
Accruals	199	631	2,095
Deferred income	835	1,290	2,204
Other liabilities	2,516	3,031	9,040
	3,835	5,213	13,675

Included in other liabilities are provisions for liabilities and charges as follows:

Provisions	2011 €m	2010 €m	2009 €m
Insurance fund liabilities	-	5	3,001
Provisions for contributions to post retirement healthcare	-	-	5
Other staff provisions	42	52	297
Restructuring provisions	40	101	112
US dollar clearing provision	-	-	347
Other provisions	324	666	1,221
	406	824	4,983

Movements in provisions are as follow:

	Insurance fund liabilities	Other staff provisions	Restructuring	US dollar clearing provision	Other provisions
At 1 January 2010	3,001	297	112	347	1,221
Reclassification related to disposal groups/discontinued operations	(3,001)	(201)	(77)	-	(726)
Currency translation and other movements	5	(40)	39	55	85
Acquisitions/disposals	-	-	25	-	129
Charge to income statement	-	7	18	-	185
Releases to income statement	-	(1)	(1)	-	(138)
Provisions utilised	-	(10)	(15)	(402)	(90)
At 1 January 2011	5	52	101	-	666
Reclassification related to disposal groups/discontinued operations	-	-	-	-	(27)
Currency translation and other movements	(5)	(1)	-	-	2
Acquisitions/disposals	-	-	(5)	-	(81)
Charge to income statement	-	10	2	-	72
Releases to income statement	-	(6)	-	-	(161)
Provisions utilised	-	(13)	(58)	-	(147)
At 31 December 2011	-	42	40	-	324

The other staff provisions relate in particular to occupational disability and other benefits. Other provisions include provision for claims and litigation, property provisions and other provisions arising in the normal course of business.

Notes on the accounts continued	Financial Statements

22 Deferred taxation
	2011 €m	2010 €m	2009 €m
Deferred tax asset	(444)	(5,440)	(5,427)
Deferred tax liability	116	195	241
Net deferred tax asset	(328)	(5,245)	(5,186)

	Pension €m	Accelerated capital allowances €m	Provisions €m	Available-for -sale financial assets (3) €m	Intangibles €m	Cash flow hedging €m	Tax losses carried forward €m	Other €m	Total €m
At 1 January 2010	(17)	(4)	(1)	(296)	(9)	(347)	(4,059)	(453)	(5,186)
Transfers to disposal groups	-	-	(58)	-	-	-	-	-	(58)
(Disposal)/acquisition of subsidiaries	(38)	-	-	-	-	-	-	24	(14)
Charge/(credit) to income statement	-	12	(8)	(39)	1	(11)	315	36	306
(Credit)/charge to other comprehensive income	-	-	-	(526)	-	350	24	-	(152)
Currency translation and other adjustments	(9)	(2)	(3)	41	-	6	(112)	(62)	(141)
At 1 January 2011	(64)	6	(70)	(820)	(8)	(2)	(3,832)	(455)	(5,245)
Transfers to disposal groups	-	1	19	-	-	-	93	-	113
(Disposal)/acquisition of subsidiaries	-	-	(46)	-	-	-	-	145	99
Settlements with RBSG Group(1)	-	-	-	-	-	-	3,632	-	3,632
Charge/(credit) to income statement	32	(8)	36	-	-	(3)	75	205	337
Charge/(credit) to other comprehensive income (3)	-	-	-	773	-	3	-	-	776
Currency translation and other adjustments	2	(1)	(1)	53	-	(3)	(168)	78	(40)
At 31 December 2011 (2, 4)	(30)	(2)	(62)	6	(8)	(5)	(200)	(27)	(328)

Notes:
(1)
The deferred tax asset predominantly relates to losses incurred on UK businesses which are in the process of transferring to RBS plc. RBSG Group has agreed to reimburse RBSH Group for the value of the losses attached to the transferring businesses. Under UK tax rules the associated tax losses move to RBS plc as the businesses transfer. During 2011 €13 billion of tax losses transferred. Payment was made by RBS plc to RBSH Group in respect of the value of the losses transferred.

(2)
Other deferred tax assets are recognised, that depend on the availability of future taxable profits in excess of profits arising from the reversal of other temporary differences. Tax losses in the Netherlands can be carried forward for up to nine years, however business projections prepared for impairment review indicate it is probable that insufficient future taxable income will be available against which to offset these recognised deferred tax assets in respect of the unused tax losses. Therefore these tax assets have been fully impaired. For the remaining deferred tax assets, business projections prepared for impairment reviews indicate that it is probable that sufficient future taxable income will be available against which to offset these recognised deferred tax assets. In jurisdictions where doubt exists over the availability of future taxable profits, deferred tax assets of €4,034 million (2010 – €2,800 million; 2009 – €2,317 million) have not been recognised in respect of tax losses carried forward of €17,158 million (2010 – €12,127 million; 2009 – €8,551 million). Of these losses, €304 million will expire within one year, €476 million within five years and €15,239 million thereafter. The balance of tax losses carried forward has no time limit.

(3)	The deferred tax assets relating to the available-for-sale reserves were derecognised as Management of RBSH Group no longer intends to hold the related assets to maturity.

Notes on the accounts continued	Financial Statements

23 Subordinated liabilities
	2011 €m	2010 €m	2009 €m
Dated loan capital	4,526	4,739	8,752
Undated loan capital	-	-	3,650
Trust preferred securities	2,333	2,155	2,264
	6,859	6,894	14,666

On 26 November 2009, RBSG Group entered into a State Aid Commitment Deed with HM Treasury of the United Kingdom government (HM Treasury) containing commitments and undertakings given by RBSG Group to HM Treasury that are designed to ensure that HM Treasury is able to comply with the commitments given by it to the European Commission for the purpose of obtaining approval for the State aid provided to RBSG Group.

As part of these commitments, RBSG Group agreed that RBSH Group will not pay investors any coupons on, or exercise any call rights in relation to, existing hybrid capital instruments, unless in any such case there is a legal obligation to do so, for an effective period of two years. The start date for the two-year distribution restriction period in relation to the affected securities was 1 April 2011.

The following tables analyse the remaining maturity of subordinated liabilities by (1) the final redemption date; and (2) the next call date.

	2012 €m	2013 €m	2014 - 2016 €m	2017 - 2021 €m	Thereafter €m	Perpetual €m	Total €m
2011 – final redemption
Sterling	-	-	-	-	-	-	-
US dollars	-	-	1,121	597	228	2,333	4,279
Euro	-	-	1,547	264	113	-	1,924
Other	-	-	-	656	-	-	656
Total	-	-	2,668	1,517	341	2,333	6,859

	Currently €m	2012 €m	2013 €m	2014 - 2016 €m	2017 - 2021 €m	Thereafter €m	Perpetual €m	Total €m
2011 – call date
Sterling	-	-	-	-	-	-	-	-
US dollars	3,454	-	-	-	597	228	-	4,279
Euro	1,506	110	-	41	171	96	-	1,924
Other	-	-	606	-	50	-	-	656
Total	4,960	110	606	41	818	324	-	6,859

Notes on the accounts continued	Financial Statements

23 Subordinated liabilities continued
	2011 €m	2012 €m	2013 - 2015 €m	2016 - 2020 €m	Thereafter €m	Perpetual €m	Total €m
2010 – final redemption
Sterling	4	-	-	-	-	-	4
US dollars	-	-	1,087	578	302	2,155	4,122
Euro	-	-	1,505	341	291	-	2,137
Other	-	-	-	631	-	-	631
Total	4	-	2,592	1,550	593	2,155	6,894

	Currently €m	2011 €m	2012 €m	2013 - 2015 €m	2016 - 2020 €m	Thereafter €m	Perpetual €m	Total €m
2010 – call date
Sterling	4	-	-	-	-	-	-	4
US dollars	3,242	-	-	-	578	302	-	4,122
Euro	1,500	18	80	-	261	278	-	2,137
Other	-	-	-	582	49	-	-	631
Total	4,746	18	80	582	888	580	-	6,894

	2010 €m	2011 €m	2012 - 2014 €m	2015 - 2019 €m	Thereafter €m	Perpetual €m	Total €m
2009 – final redemption
Sterling	8	9	-	-	-	886	903
US dollars	-	-	-	2,345	282	2,264	4,891
Euro	849	-	-	3,625	217	3,650	8,341
Other	-	-	-	531	-	-	531
Total	857	9	-	6,501	499	6,800	14,666

	Currently €m	2010 €m	2011 €m	2012 - 2014 €m	2015 - 2019 €m	Thereafter €m	Perpetual €m	Total €m
2009– call date
Sterling	-	8	9	-	886	-	-	903
US dollars	2,264	1,100	-	696	549	282	-	4,891
Euro	4	2,416	1,003	597	1,492	213	2,616	8,341
Other	-	-	-	490	41	-	-	531
Total	2,268	3,524	1,012	1,783	2,968	495	2,616	14,666

Notes on the accounts continued	Financial Statements

23 Subordinated liabilities continued
Dated loan capital
	2011 €m	2010 €m	2009 €m
€250 million 4.70% CMS linked subordinated notes 2019	163	209	218
€800 million 6.25% fixed rate subordinated notes 2010	-	-	849
€100 million 5.13% flip flop Bermudan callable subordinated notes 2017 (callable December 2012)	93	80	95
€500 million floating rate Bermudan callable subordinated lower tier 2 notes 2018*	-	-	502
€1,000 million floating rate Bermudan callable subordinated lower tier 2 notes 2016*	-	-	1,003
€13 million zero coupon subordinated notes 2029	17	13	4
€82 million floating rate subordinated notes 2017*	-	-	83
€103 million floating rate subordinated lower tier 2 notes 2020*	-	-	104
€170 million floating rate sinkable subordinated notes 2041	96	278	213
€15 million CMS linked floating rate subordinated lower tier 2 notes 2020	8	11	11
€1,500 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable March 2012)	1,501	1,500	1,497
€5 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable January 2012)	5	5	5
€65 million floating rate Bermudan callable subordinated lower tier 2 notes 2015*	-	-	65
US$165 million 6.14% subordinated notes 2019	91	121	148
US$72 million 5.98% subordinated notes 2019	56	49	38
US$500 million 4.65% subordinated notes 2018	450	408	363
US$1,500 million floating rate Bermudan callable subordinated notes 2015 (callable March 2012)	1,121	1,087	1,005
US$100 million floating rate Bermudan callable subordinated lower tier 2 notes 2015*	-	-	70
US$36 million floating rate Bermudan callable subordinated lower tier 2 notes 2015*	-	-	25
US$1,000 million floating rate Bermudan callable subordinated lower tier 2 notes 2017*	-	-	696
AUD575 million 6.50% Bermudan callable subordinated lower tier 2 notes 2018 (callable May 2013)	468	448	379
AUD175 million floating Bermudan callable subordinated lower tier 2 notes 2018 (callable May 2013)	138	134	111
€26 million 7.42% subordinated notes 2016	32	32	33
€7 million 7.38% subordinated notes 2016	9	9	9
£42 million amortising MTN subordinated lower tier 2 notes 2010	-	-	8
£25 million amortising MTN subordinated lower tier 2 notes 2011 (redeemed January 2011)	-	4	9
£750 million 5% fixed rate Bermudan callable subordinated upper tier 2 notes 2016*	-	-	886
US$136 million (2010 and 2009 - US$250 million) 7.75% fixed rate subordinated notes 2023	108	189	175
US$150 million 7.13% fixed rate subordinated notes 2093	120	113	107
MYR200 million 4.15% subordinated notes 2017	50	49	41
	4,526	4,739	8,752

*Transferred to the Dutch State at legal separation of ABN AMRO Holding N.V. in 2010.

Notes on the accounts continued	Financial Statements

23 Subordinated liabilities continued
Undated loan capital
	2011 €m	2010 €m	2009 €m

€1,000 million 4.31% perpetual Bermudan callable subordinated tier 1 notes (callable March 2016)*	-	-	1,034
€800 million 10.00% fixed perpetual mandatory convertible tier 1 notes 2099*	-	-	805
€967 million 10.00% fixed perpetual mandatory convertible tier 1 notes 2072*	-	-	973
€833 million 10.00% fixed perpetual mandatory convertible tier 1 notes 2073*	-	-	838
	-	-	3,650

*Transferred to the Dutch State at legal separation of ABN AMRO Holding N.V. in 2010.

Trust preferred securities (1, 2)
	2011 €m	2010 €m	2009 €m
US$1,285 million 5.90% Trust Preferred V	913	842	898
US$200 million 6.25% Trust Preferred VI	142	131	136
US$1,800 million 6.08% Trust Preferred VII	1,278	1,182	1,230
	2,333	2,155	2,264

Notes:
(1)
Dividends are non-cumulative. They cannot be declared if RBS Holdings N.V. has not paid dividends on any parity securities. Distributions must be made, subject to the restrictions described in (2) below, if RBS Holdings N.V. pays a dividend on its ordinary shares or on its parity securities or redeems or repurchases such securities.

(2)	The trust preferred securities are subject to restrictions on coupon payments agreed with the European Commission (see page 163).

Notes on the accounts continued	Financial Statements

24 Share capital
Movement in ordinary shares in issue	Number	€m
Issued and fully paid
At 1 January 2011	3,306,843,332	1,852
Balance at 31 December 2011	3,306,843,332	1,852

Issued and fully paid
At 1 January 2010	3,306,843,332	1,852
Balance at 31 December 2010	3,306,843,332	1,852

Issued and fully paid
At 1 January 2009	3,306,843,332	1,852
Balance at 31 December 2009	3,306,843,332	1,852

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

When shares are issued, each holder of shares shall have pre-emptive right, in proportion to the aggregate amount of their shares, except in the case of an issue of shares for a consideration other than in cash.

In the event of the dissolution and liquidation of RBS Holdings, the assets remaining after payment of all debts will be distributed to the holders of ordinary shares on a pro-rata basis.

25 Reserves
Share premium reserve
There have been no movements in the share premium reserve in 2011. In 2010, in order to capitalise the remaining shared assets and the remaining Dutch State acquired businesses, Santander and the Dutch State through RFS Holdings B.V. contributed €0.1 billion and €0.3 billion of share premium. RBSG Group contributed €0.5 billion to share premium in the second half of 2010. During 2009, RFS Holdings B.V. contributed €6.6 billion of share premium.

Dutch law prescribes that only the freely distributable reserves of the company are taken into account for the purpose of making distributions and in determining the permissible applications of the share premium account. RBSH Group optimises capital efficiency by maintaining reserves in subsidiaries, including regulated entities. The remittance of reserves to the company or the redemption of capital by regulated entities may be subject to maintaining the capital resources required by the relevant regulator.

Notes on the accounts continued	Financial Statements

26 Securitisations and asset transfers
Secured funding
RBSH Group has access to secured funding markets through own-asset securitisation and covered bond funding programmes to complement existing wholesale funding programmes and access to the repo markets. RBSH Group monitors and manages encumbrance levels related to these secured funding programmes. This includes the potential encumbrance of RBSH Group assets that could be used in own asset securitisations and/or covered bonds that could be used as contingent liquidity.

Own-asset securitisations
RBSH Group has a programme of own-asset securitisations where assets are transferred to bankruptcy remote SPEs funded by the issue of debt securities. The majority of the risks and rewards of the portfolio are retained by RBSH Group and these SPEs are consolidated and all of the transferred assets retained on RBSH Group’s balance sheet. In some own-asset securitisations, RBSH Group may purchase all the issued securities which are available to be pledged as collateral for repurchase agreements with major central banks.

Synthetic securitisations
RBSH Group’s securitisations portfolio comprises own originated programs as well as sponsor and investor positions. The legacy, own originated ‘Basel I’ programs were structured to provide Basel I related capital relief. Since June 2010, under Basel II, these programs no longer provide any relief. Most of the legacy programs have been unwound in the course of 2010 or are in the process of being unwound. Synthetic securitisations in 2011 amounted to €0.3 billion (2010 – €10.9 billion; 2009 – €119 billion). The 2010 amount relates to a synthetic securitisation transaction between RBSH Group and RBS plc to improve the capital position of RBSH Group. Protection is purchased from RBS plc on a portfolio of corporate loans.

The protection bought (CDS) from the Dutch State on the Netherlands mortgage portfolio (€34.4 billion at 31 December 2009) remained within the Dutch State acquired businesses, legally separated on 1 April 2010.

Continued recognition
The table below sets out the asset categories together with the carrying amounts of the assets and associated liabilities for those securitisations and other asset transfers where substantially all the risks and rewards of the asset have been retained by RBSH Group.

	2011		2010		2009
Asset type	Assets €m	Liabilities €m	Assets €m	Liabilities €m	Assets €m	Liabilities €m
Residential mortgages	335	304	423	387	685	935
Other loans	-	-	-	-	414	578
Commercial paper conduits	-	-	-	-	133	130
	335	304	423	387	1,232	1,643

Continuing involvement
RBSH Group has not participated in any transaction where partial derecognition of specified portions of an entire financial asset have occurred.

Securities repurchase agreements and lending transactions
RBSH Group enters into securities repurchase agreements and securities lending transactions under which it transfers securities in accordance with normal market practice. Generally, the agreements require additional collateral to be provided if the value of the securities falls below a predetermined level. Under standard terms for repurchase transactions in the UK and US markets, the recipient of collateral has an unrestricted right to sell or repledge it, subject to returning equivalent securities on settlement of the transaction.

Securities sold under repurchase transactions are not derecognised if RBSH Group retains substantially all the risks and rewards of ownership. The fair value (and carrying value) of securities transferred under such repurchase transactions included within debt securities on the balance sheet, are set out below. All of these securities could be sold or repledged by the holder.

The fair value of securities transferred under repurchase transactions included within debt securities on the balance sheet was €17.3 billion (2010 – €9.8 billion; 2009 – €6.9 billion). Securities received as collateral under reverse repurchase agreements amounted to €9.4 billion (2010 – €8.1 billion; 2009 – €7.3 billion), of which €8.9 billion (2010 – €7.2 billion; 2009 – €6.5 billion) had been resold or repledged as collateral for RBSH Group's own transactions.

Notes on the accounts continued	Financial Statements

26 Securitisations and asset transfers continued
Other collateral given
This primarily relates to as assets pledged for bank and other borrowings.

Assets pledged against liabilities	2011 €m	2010 €m	2009 €m
Loans and advances to customers	335	423	1,086
Debt securities	329	-	-
	664	423	1,086

Liabilities secured by assets	2011 €m	2010 €m	2009 €m
Deposits by banks	28	-	130
Debt securities in issue	636	387	894
	664	387	1,024

Notes on the accounts continued	Financial Statements

27 Capital resources
RBSH Group's regulatory capital resources were as follow:

Composition of regulatory capital	2011 €m	2010 €m	2009 €m
Tier 1
Equity attributable to shareholders of the parent company	3,318	4,948	18,880
Non-controlling interests	21	24	36
Adjustment for:
– Goodwill and other intangible assets	(10)	(25)	(103)
– Unrealised losses on available-for-sale debt securities	3,066	2,530	1,059
– Unrealised gains on available-for-sale equities	(148)	(112)	(219)
– Other regulatory adjustments	(1,298)	(1,265)	192
Core Tier 1 capital	4,949	6,100	19,845
Preference shares	2,511	2,421	5,014
Less deductions from Tier 1 capital	(427)	(838)	(1,485)
Total Tier 1 capital	7,033	7,683	23,374

Tier 2
Unrealised gains on available-for-sale equities	148	112	219
Perpetual subordinated debt	3,699	4,105	7,841
Less deductions from Tier 2 capital	(591)	(838)	(1,485)
Total Tier 2 capital	3,256	3,379	6,575

Tier 3	-	-	-

Total regulatory capital	10,289	11,062	29,949

It is RBSH Group’s policy to maintain an appropriate capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders, while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, RBSH Group has regard to the supervisory requirements of DNB. DNB uses Capital Ratios as a measure of capital adequacy in the Dutch banking sector, comparing a bank’s capital resources with its risk-weighted assets (RWAs) (the assets and off-balance sheet exposures are weighted to reflect the inherent credit and other risks). With effect from 30 June 2010, RBSH Group migrated to Basel II status. 2009 ratios were calculated on a Basel I basis and reflect the inclusion of the Dutch State and Santander acquired businesses existing in the period prior to the legal separation of ABN AMRO Bank on 1 April 2010.

Notes on the accounts continued	Financial Statements

28 Memorandum items
Contingent liabilities and commitments
The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2011. Although RBSH Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of RBSH Group's expectation of future losses.

	Less than 1 year €m	More than 1 year but less than 3 years €m	More than 3 years but less than 5 years €m	Over 5 years €m	2011 €m	2010 €m	2009 €m
Contingent liabilities:
Guarantees and assets pledged as collateral security	13,009	1,963	853	5,078	20,903	23,930	32,379
Other contingent liabilities	2,187	24	-	83	2,294	4,815	4,388
	15,196	1,987	853	5,161	23,197	28,745	36,767

Commitments:
Undrawn formal standby facilities, credit lines and other commitments to lend
– less than one year	2,571	57	191	99	2,918	4,032	8,982
– one year and over	4,034	6,380	6,329	2,616	19,359	33,845	39,611
Other commitments	39	59	3	-	101	117	2,927
	6,644	6,496	6,523	2,715	22,378	37,994	51,520

Banking commitments and contingent obligations, which have been entered into on behalf of customers and for which there are corresponding obligations from customers, are not included in assets and liabilities. RBSH Group's maximum exposure to credit loss, in the event of non-performance by the other party and where all counterclaims, collateral or security proves valueless, is represented by the contractual nominal amount of these instruments included in the table above. These commitments and contingent obligations are subject to RBSH Group's normal credit approval processes.

Contingent liabilities
Guarantees – RBSH Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that RBSH Group will meet a customer's obligations to third parties if the customer fails to do so. The maximum amount that RBSH Group could be required to pay under a guarantee is its principal amount as disclosed in the table above. RBSH Group expects most guarantees it provides to expire unused.

Other contingent liabilities – these include standby letters of credit, supporting customer debt issues and contingent liabilities relating to customer trading activities such as those arising from performance and customs bonds, warranties and indemnities. In the normal course of business, liabilities and contingent liabilities arise in respect of RBSH Group’s tax position in the various jurisdictions in which it operates. RBSH Group makes provision for any liabilities in accordance with its accounting policy for provisions (page 116). Estimating the financial effect of certain contingent tax liabilities, for which the possibility of any outflow in settlement is remote and not probable, is not practicable.

Also included within other contingent liabilities as at 31 December 2011 is €4.0 billion which relates to RBSH Groups obligations over liabilities held within the Dutch State acquired businesses included in the new ABN AMRO Bank N.V. On the division of an entity by demerger, Dutch law establishes a cross liability between surviving entities in respect of the creditors at the time of the demerger. RBSH Group’s cross liability is limited by law to the lower of its equity and the eligible debts of ABN AMRO Bank N.V. on 6 February 2010. The likelihood of any cross liability crystallising is considered remote.

Commitments
Commitments to lend – under a loan commitment RBSH Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities.

Other commitments – these include documentary credits, which are commercial letters of credit providing for payment by RBSH Group to a named beneficiary against presentation of specified documents, forward asset purchases, forward deposits placed and undrawn note issuance and revolving underwriting facilities, and other short-term trade related transactions.

Notes on the accounts continued	Financial Statements

28 Memorandum items continued
Contractual obligations for future expenditure not provided in the accounts
The following table shows contractual obligations for future expenditure not provided for in the accounts at the year end.

	2011 €m	2010 €m	2009 €m
Operating leases
Minimum rentals payable under non-cancellable leases (1)
Within 1 year	81	95	182
After 1 year but within 5 years	154	206	391
After 5 years	272	284	323
	507	585	896
Property, plant and equipment
Other capital expenditure	-	2	52

Contracts to purchase goods or services (2)	-	-	9
Total	507	587	957

Notes:
(1)	Predominantly property leases
(2)	Of which due within 1 year: nil (2010 – nil; 2009 – € 9 million)

Litigation and investigations
The RBSG Group and certain RBSG Group members are party to legal proceedings, investigations and regulatory matters in the Netherlands, the United Kingdom, the United States and other jurisdictions, arising out of their normal business operations. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of RBSH Group incurring a liability. RBSH Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. RBSH Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

While the outcome of the legal proceedings, investigations and regulatory matters in which RBSH Group is involved is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory matters as at 31 December 2011.

Other than as set out in these sections entitled ‘Litigation’ and ‘Investigations, reviews and proceedings’, no member of RBSH Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which RBS Holdings N.V. or RBS N.V. is aware) during the 12 months prior to the date of this document which may have, or have had in the recent past, significant effects on the financial position or profitability of RBS Holdings N.V, RBS N.V. and/or RBSH Group taken as a whole.

In each of the material legal proceedings and investigations, reviews and proceedings described below, unless specifically noted otherwise, it is not possible to reliably estimate with any certainty the liability, if any, or the effect these proceedings, investigations and reviews, and any related developments, may have on RBSH Group. However, in the event that any such matters were resolved against RBSH Group, these matters could, individually or in the aggregate, have a material adverse effect on RBSH Group’s consolidated net assets, operating results or cash flows in any particular period.

Litigation
Madoff
In December 2010, Irving Picard, as Trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC filed a claim against RBS N.V. for approximately US$271 million. This is a clawback action similar to claims filed against six other institutions in December 2010. RBS N.V. (or its subsidiaries) invested in Madoff funds through feeder funds. The Trustee alleges that RBS N.V. received US$71 million in redemptions from the feeder funds and US$200 million from its swap counterparties while RBS N.V. ‘knew or should have known of Madoff’s possible fraud.’ The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. A further claim, for US$21.8 million, was filed in October 2011. RBSH Group considers that it has substantial and credible legal and factual defences to these claims and intends to defend itself vigorously.

Notes on the accounts continued	Financial Statements

28 Memorandum items continued
Litigation continued
London Interbank Offered Rate (LIBOR)
Certain members of RBSG Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR. The complaints are substantially similar and allege that certain members of RBSG Group and other panel banks individually and collectively violated US commodities and antitrust laws and state common law by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means. RBSG Group considers that it has substantial and credible legal and factual defences to these and prospective claims.

World Online
In November 2009, the Supreme Court in the Netherlands gave a declaratory judgment against World Online International N.V. (World Online), Goldman Sachs International and ABN AMRO Bank N.V. (now known as RBS N.V.) in relation to claims arising out of the World Online initial public offering of 2000. It held that these defendants had committed certain wrongful acts in connection with the initial public offering. The judgment does not establish liability or the amount of any loss. The defendant banks have agreed to pay settlement sums to certain investors and are in discussions regarding claims of other investors, including a potential new claim brought to RBSH Group's attention in December 2011 on behalf of a group of individuals linked to a company acquired by World Online in 2000. RBSH Group does not believe that such settlements or any final liability or loss will have a significant effect on RBSH Group's financial position or profitability.

Summary of other disputes, legal proceedings and litigation
In addition to the matters described above, members of RBSH Group are engaged in other legal proceedings in the Netherlands and a number of overseas jurisdictions, including the United Kingdom and the United States, involving claims by and against them arising in the ordinary course of business. RBSH Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of any of these other claims and proceedings will have a significant effect on RBSH Group’s consolidated net assets, operating results or cash flows in any particular period.

Investigations, reviews and proceedings
RBSH Group’s businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the Netherlands, the United Kingdom, the European Union, the United States and elsewhere. RBSH Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the Netherlands, the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by the regulators, increased costs being incurred by RBSH Group, remediation of systems and controls, public or private censure, restriction of RBSH Group’s business activities or fines. Any of these events or circumstances could have a significant effect on RBSH Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Political and regulatory scrutiny of the operation of retail banking and consumer credit industries in the Netherlands, the United Kingdom, the European Union, the United States and elsewhere continues. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond RBSH Group’s control but could have a significant effect on RBSH Group’s consolidated net assets, operating results or cash flows in any particular period.

RBSH Group is cooperating fully with the investigations and proceedings described below.

US dollar clearing activities
In May 2010, following a criminal investigation by the United States Department of Justice (DoJ) into its dollar clearing activities, Office of Foreign Assets Control compliance procedures and other Bank Secrecy Act compliance matters, RBS N.V. formally entered into a Deferred Prosecution Agreement (the DPA) with the DoJ resolving the investigation. Pursuant to the DPA, RBS N.V. paid a penalty of US$500 million in 2010 and agreed to comply with the terms of the DPA and to co-operate fully with any further investigations. Payment of the penalty was made from a provision established in April 2007 when an agreement in principle to settle was first announced. On 20 December 2011, the DoJ filed a motion with the US District Court to dismiss the criminal information underlying the DPA, stating that RBS N.V. had met the terms and obligations of the DPA. The US District Court granted the DoJ’s motion on the same day, and this matter is now fully resolved.

Independent Commission on Banking
Following an interim report published on 11 April 2011, the UK Government’s Independent Commission on Banking (ICB) published its final report to the Cabinet Committee on Banking Reform on 12 September 2011 (the Final Report). The Final Report makes a number of recommendations, including in relation to (i) the implementation of a ring-fence of retail banking operations, (ii) loss-absorbency (including bail-in) and (iii) competition.

On 19 December 2011 the UK Government published a response to the Final Report (the Response), reaffirming its intention to accept the majority of the ICB’s recommendations. The Government agreed that ‘vital banking services - in particular the taking of retail deposits - should only be provided by ‘ring-fenced banks’, and that these banks should be prohibited from undertaking certain investment banking activities.’ It also broadly accepted the ICB’s recommendations on loss absorbency and on competition.

The UK Government has now embarked on an extensive consultation on how exactly the general principles outlined by the ICB should be implemented, and intends to bring forward a White Paper in the spring of 2012. Its intention is to complete primary and secondary legislation before the end of the current Parliamentary term in May 2015 and to implement the ring-fencing measures as soon as practicable thereafter and the loss absorbency measures by 2019. The UK Government also stated its determination that changes to the account switching process should be completed by September 2013, as already scheduled.

Notes on the accounts continued	Financial Statements

28 Memorandum items continued
Investigations, reviews and proceedings continued
With regard to the competition aspects, the UK Government recommended a number of initiatives aimed at improving transparency and switching in the market and ensuring a level playing field for new entrants. In addition, the UK Government has recommended that HM Treasury should consult on regulating the UK Payments Council and has confirmed that the Financial Conduct Authority's remit will include competition.

Until the UK Government consultation is concluded and significantly more detail is known on how the precise legislative and regulatory framework is to be implemented, it is impossible to estimate the potential impact of these measures with any level of precision.

RBSG Group will continue to participate in the debate and to consult with the UK Government on the implementation of the recommendations set out in the Final Report and the Response, the effects of which could have a negative impact on RBSH Group’s consolidated net assets, operating results or cash flows in any particular period.

LIBOR
RBSG Group continues to receive requests from various regulators investigating the setting of LIBOR and other interest rates, including the US Commodity Futures Trading Commission, the US Department of Justice, the European Commission, the FSA and the Japanese Financial Services Agency. The authorities are seeking documents and communications related to the process and procedures for setting LIBOR and other interest rates, together with related trading information. In addition to co-operating with the investigations as described above, RBSG Group is also keeping relevant regulators informed. It is not possible to estimate with any certainty what effect these investigations and any related developments may have on RBSH Group.

Other Investigations
The Federal Reserve and state banking supervisors have been reviewing RBSG Group's US operations and RBSG and its subsidiaries have been required to make improvements with respect to various matters, including enterprise-wide governance, US Bank Secrecy Act and anti-money laundering compliance, risk management and asset quality. RBSG Group is in the process of implementing measures for matters identified to date.

On 27 July 2011, RBSG Group consented to the issuance of a Cease and Desist Order (the Order) setting forth measures required to address deficiencies related to governance, risk management and compliance systems and controls identified by the Federal Reserve and state banking supervisors during examinations of RBS plc and RBS N.V. branches in 2010. The Order requires RBSG Group to strengthen its US corporate governance structure, to develop an enterprise-wide risk management programme, and to develop and enhance its programmes to ensure compliance with US law, particularly the US Bank Secrecy Act and anti-money laundering laws, rules and regulations. RBSG Group has established a strategic and remedial programme of change to address the identified concerns and is committed to working closely with the US bank regulators to implement the remedial measures required by the Order.

RBSG Group’s operations include businesses outside the United States that are responsible for processing US dollar payments. RBSG Group is conducting a review of its policies, procedures and practices in respect of such payments and has initiated discussions with UK and US authorities to discuss its historical compliance with applicable laws and regulations, including US economic sanctions regulations.

Although RBSG Group cannot currently determine when the review of its operations will be completed or what the outcome of its discussions with UK and US authorities will be, the investigation costs, remediation required or liability incurred could have a material adverse effect on RBSH Group’s consolidated net assets, operating results or cash flows in any particular period.

RBSG Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. Any limitations or conditions placed on RBSG Group's activities in the United States, as well as the terms of any supervisory action applicable to RBSG and its subsidiaries, could have a material adverse effect on RBSH Group's consolidated net assets, operating results or cash flows in any particular period.

During March 2008, RBSG Group was advised by the SEC that it had commenced a non-public, formal investigation relating to RBSG Group’s United States sub-prime securities exposures and United States residential mortgage exposures. In December 2010, the SEC contacted RBSG Group and indicated that it would also examine valuations of various RBS N.V. structured products, including collateralised debt obligations.

Notes on the accounts continued	Financial Statements

29 Changes in operating assets and liabilities
	2011 €m	2010 €m	2009 €m
Decrease/(increase) in loans and advances to banks and customers	11,935	187,990	82,905
Decrease/(increase) in securities	19,882	15,016	11,274
Decrease/(increase) in other assets	5,540	10,799	2,612
Decrease/(increase) in derivative assets	8,395	29,538	127,399
Changes in operating assets	45,752	243,343	224,190
Increase/(decrease) in deposits by banks and customers	3,539	(165,943)	(52,384)
(Decrease)/increase in debt securities in issue	(35,697)	(42,868)	(15,939)
(Decrease)/increase in other liabilities	(2,784)	(31,798)	21,849
(Decrease)/increase in derivative liabilities	(14,753)	(27,755)	(130,484)
(Decrease)/increase in settlement balances and short positions	(1,400)	(2,307)	(1,476)
Changes in operating liabilities	(51,095)	(270,671)	(178,434)
Charges in operating assets and liabilities	(5,343)	(27,328)	45,756

The UK Transfer moved a large part of the UK Equities & Structured Retail, Markets, Lending and GTS businesses as well as part of the UK Non-Core portfolio. The UK Transfer resulted in the transfer of approximately €22 billion assets and €45 billion in liabilities as at the end of November 2011. The sale of the branch assets and liabilities was settled with RBS plc by means of increased inter-group finance.

30 Interest received and paid
	2011 €m	2010 €m	2009 €m
Interest received	2,589	5,835	7,061
Interest paid	(1,930)	(5,201)	(3,279)
	659	634	3,782

31 Analysis of cash and cash equivalents

	2011 €m	2010 €m	2009 €m
At 1 January
– cash	8,500	28,528	5,891
– cash equivalents	(4,946)	(7,927)	(19,403)

Net cash inflow/(outflow)	6,190	(17,047)	34,113
At 31 December	9,744	3,554	20,601

Comprising:
Cash and balances at central banks	12,915	8,500	28,528
Loans and advances to banks	6,429	7,275	3,858
Deposits by banks	(9,600)	(12,221)	(11,785)
Cash and cash equivalents	9,744	3,554	20,601

RBSH Group had mandatory reserve deposits with central banks of €1,439 million (2010 – €1,174 million; 2009 – €4,791 million).

Notes on the accounts continued	Financial Statements

32 Segmental analysis
RBSH Group comprises four reportable segments, namely Global Banking & Markets (GBM), Global Transaction Services (GTS) and Central Items, together the 'Core' segments, and the Non-Core segment. This segmentation reflects the focus of and the governance created by the Managing Board on the businesses.

RBSH Group is managed primarily by class of business and presents the segmental analysis on that basis. This includes the review of net interest income for each class of business and so interest receivable and payable for all reportable segments is presented net. Segments charge market prices for services rendered to other parts of RBSH Group; funding charges between segments are determined by Group Treasury, having regard to commercial demands. The segment measure is operating profit/ (loss) before tax. RBSH Group's reportable segments are as follows:

Global Banking & Markets (GBM) provides an extensive range of debt and equity financing, risk management and investment services as a leading banking partner to major corporations and financial institutions around the world. The GBM business is organised along four principal business lines: Global Lending, Equities, Short Term Markets & Funding and Local Markets.

Global Transaction Services (GTS) provides global transaction services, offering global trade finance, transaction banking and international cash management.

Central Items includes group and corporate functions, such as treasury, capital management and finance, risk management, legal, communications and human resources.

Non-Core contains a range of separately managed businesses and asset portfolios that RBSH Group intends to run-off or dispose, in line with RBSG Group strategy for Non-Core assets. It also includes the remaining assets and liabilities in RBS N.V. that have not yet been sold, wound down or alternatively transferred to the Consortium Members, referred to as 'Shared Assets', in which each of the consortium shareholders has a joint and indirect interest.

2011	Net interest income €m	Non-interest income €m	Total income €m	Operating expenses €m	Depreciation, amortisation & write-down of goodwill and other intangibles €m	Impairment losses €m	Operating profit/(loss) before tax €m
Global Banking & Markets	240	2,701	2,941	(1,193)	(70)	(87)	1,591
Global Transaction Services	316	436	752	(671)	(71)	(178)	(168)
Central items	(110)	407	297	(104)	-	(1,463)	(1,270)
Core	446	3,544	3,990	(1,968)	(141)	(1,728)	153
Non-Core	242	(303)	(61)	(291)	(27)	(37)	(416)
	688	3,241	3,929	(2,259)	(168)	(1,765)	(263)

2010
Global Banking & Markets	451	1,924	2,375	(1,539)	(74)	94	856
Global Transaction Services	306	305	611	(621)	(58)	4	(64)
Central items	43	301	344	(303)	(1)	-	40
Core	800	2,530	3,330	(2,463)	(133)	98	832
Non-Core	627	(85)	542	(736)	(48)	(165)	(407)
	1,427	2,445	3,872	(3,199)	(181)	(67)	425

Notes on the accounts continued	Financial Statements

32 Segmental analysis continued

2009	Net interest income €m	Non-interest income €m	Total income €m	Operating expenses €m	Depreciation, amortisation & write-down of goodwill and other intangibles €m	Impairment losses €m	Operating profit/(loss) before tax €m
Global Banking & Markets	818	1,761	2,579	(2,056)	(226)	(258)	39
Global Transaction Services	355	318	673	(554)	(96)	(27)	(4)
Central items	(127)	103	(24)	(327)	(34)	-	(385)
Core	1,046	2,182	3,228	(2,937)	(356)	(285)	(350)
Non-Core	788	(2,646)	(1,858)	(1,008)	(297)	(1,338)	(4,501)
	1,834	(464)	1,370	(3,945)	(653)	(1,623)	(4,851)
Reconciling items (1)	-	27	27	(21)	(2)	-	4
	1,834	(437)	1,397	(3,966)	(655)	(1,623)	(4,847)
Notes:
(1)	Segments are stated as they are reviewed by management and therefore exclude the effect of the consolidation of Private Equity businesses which is shown as a reconciling item in 2009.

	2011			2010			2009
Total income	External €m	Inter segment €m	Total €m	External €m	Inter segment €m	Total €m	External €m	Inter segment €m	Total €m
Global Banking & Markets	3,246	(305)	2,941	2,577	(202)	2,375	2,512	67	2,579
Global Transaction Services	545	207	752	453	158	611	635	38	673
Central items	139	158	297	294	50	344	(159)	135	(24)
Core	3,930	60	3,990	3,324	6	3,330	2,988	240	3,228
Non-Core	(1)	(60)	(61)	548	(6)	542	(1,618)	(240)	(1,858)
	3,929	-	3,929	3,872	-	3,872	1,370	-	1,370
Reconciling items (1)	-	-	-	-	-	-	27	-	27
	3,929	-	3,929	3,872	-	3,872	1,397	-	1,397
Notes:
(1)	Segments are stated as they are reviewed by management and therefore exclude the effect of the consolidation of Private Equity businesses which is shown as a reconciling item in 2009.

Notes on the accounts continued	Financial Statements

32 Segmental analysis continued

	2011			2010			2009
Total assets	Assets €m	Liabilities €m	Cost to acquire fixed assets and intangible assets €m	Assets €m	Liabilities €m	Cost to acquire fixed assets and intangible assets €m	Assets €m	Liabilities €m	Cost to acquire fixed assets and intangible assets €m
Global Banking & Markets	83,844	83,823	62	130,029	130,029	40	179,692	172,643	42
Global Transaction Services	11,722	11,722	9	11,750	11,751	4	9,072	8,627	86
Central items	38,647	35,960	27	38,444	34,123	11	51,199	50,860	-
Core	134,213	131,505	98	180,223	175,903	55	239,963	232,130	128
Non-Core	11,930	11,448	9	19,487	18,949	7	43,672	36,864	83
	146,143	142,953	107	199,710	194,852	62	283,635	268,994	211

Reconciling items
Dutch State acquired businesses/private equity	529	380	-	672	558	-	185,710	181,435	337
	146,672	143,333	107	200,382	195,410	62	469,345	450,429	548

(b) Geographical segments
The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

2011	Netherlands €m	UK €m	Other Europe €m	Americas €m	Asia/ Pacific €m	Total €m
Net interest income	(185)	40	272	116	445	688
Net fees and commissions	1	39	306	45	281	672
Income from trading activities	62	362	169	(11)	64	646
Other operating income/(loss)	426	1,321	30	32	114	1,923
Total income	304	1,762	777	182	904	3,929

Operating (loss)/profit before tax	(1,301)	1,242	(146)	31	(89)	(263)
Total assets	56,983	37,569	16,158	10,005	25,957	146,672
Total liabilities	53,665	37,569	16,137	10,005	25,957	143,333
Net assets attributable to equity owners and non-controlling interests	3,318	-	21	-	-	3,339
Contingent liabilities and commitments	17,927	396	11,636	10,198	5,418	45,575
Cost to acquire property, plant and equipment and intangible assets	41	28	12	7	19	107

Notes on the accounts continued	Financial Statements

32 Segmental analysis continued
(b) Geographical segments continued
The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

2010	Netherlands €m	UK €m	Other Europe €m	Americas €m	Asia/ Pacific €m	Total €m
Net interest income	(16)	44	447	445	507	1,427
Net fees and commissions	451	70	353	65	427	1,366
Income from trading activities	178	665	144	51	93	1,131
Other operating income/(loss)	90	245	(107)	(192)	(88)	(52)
Total income	703	1,024	837	369	939	3,872

Operating (loss)/profit before tax	24	696	(71)	121	(345)	425
Total assets	64,964	79,799	19,791	7,541	28,287	200,382
Total liabilities	60,015	79,799	19,768	7,541	28,287	195,410
Equity	4,949	-	23	-	-	4,972
Contingent liabilities and commitments	18,807	5,433	17,915	17,097	7,488	66,740
Cost to acquire property, plant and equipment and intangible assets	-	19	14	1	28	62

2009
Net interest income	119	75	563	292	785	1,834
Net fees and commissions	(115)	245	429	127	337	1,023
Income/(loss) from trading activities	603	(1,691)	227	124	434	(303)
Other operating income	(671)	24	(45)	(159)	(306)	(1,157)
Total income	(64)	(1,347)	1,174	384	1,250	1,397

Operating (loss)/profit before tax	(1,751)	(2,491)	69	(151)	(523)	(4,847)
Total assets	276,171	109,149	39,066	10,104	34,855	469,345
Total liabilities	257,283	109,149	39,038	10,104	34,855	450,429
Equity	18,888	-	28	-	-	18,916
Contingent liabilities and commitments	28,596	8,567	22,161	22,093	6,870	88,287
Cost to acquire property, plant and equipment and intangible assets	442	15	42	7	42	548

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management
This section provides details of the exposure to risk arising from financial instruments and how those risks are managed.

The most important types of risk associated with financial instruments are:

•	Liquidity and funding risk
•	Credit Risk
•	Market Risk

Liquidity risk
Liquidity risk is the risk that RBSH Group is unable to meet its obligations, including financing maturities as they fall due. Liquidity risk is heavily influenced by the maturity profile and mix of RBSH Group’s funding base, as well as the quality and liquidity value of its liquidity portfolio.

Liquidity risk is dynamic, being influenced by movements in markets and perceptions that are driven by firm specific or external factors. Managing liquidity risk effectively is a key component of RBSH Group’s risk reduction strategy.

Funding issuance
RBSH Group has access to a variety of funding sources across the globe, including short-term money markets, repurchase agreement markets and term debt investors through its secured and unsecured funding programmes. Diversity in funding is provided by its active role in the money markets, along with access to global capital flows through GBM’s international client base. RBSH Group’s wholesale funding is well diversified by currency, geography, maturity and type.

Balance sheet management
RBSH Group's balance sheet composition is a function of the product offerings and markets served by its Core divisions. The structural composition of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise liquidity transformation in normal business environments while ensuring adequate coverage of all cash requirements under extreme stress conditions.

RBSH Group accesses professional markets funding by way of debt issuances on an unsecured and secured basis in numerous geographies, currencies and maturities.

Stress testing
The strength of a bank’s liquidity risk management can only be evaluated based on its ability to survive under stress. RBSH Group evaluates the survivability of the major legal entities and legal entity groups when subjected to simulated stress conditions.

Simulated liquidity stress testing is periodically performed for each business. A variety of firm-specific and market-related scenarios are used at the consolidated level and in individual countries. These scenarios include assumptions about significant changes in key funding sources, credit ratings, contingent uses of funding, and political and economic conditions in certain countries.

RBSH Group’s actual experiences from the 2008 and 2009 period, factor heavily into the liquidity analysis. This systemic and name-specific crisis provides important data points in estimating stress severity.

Stress scenarios are applied to both on-balance sheet and off-balance sheet commitments, to provide a comprehensive view of potential cash flows.

Contingency planning
RBSH Group has a Contingency Funding Plan (CFP) which is maintained and updated as the balance sheet evolves. The CFP is linked to stress test results and forms the foundation for liquidity risk limits. Limits in the business-as-usual environment are bounded by capacity to satisfy RBSH Group's liquidity needs in the stress environments. The RBSH Group’s CFP is fully integrated with the CFP of RBSG Group.

Liquidity reserves
RBSH Group maintains liquidity reserves sufficient to satisfy cash requirements in the event of a severe disruption in its access to funding sources. The reserves consist of cash held on deposit at central banks, high quality unencumbered government securities and other unencumbered collateral. Government securities vary by type and jurisdiction based on local regulatory considerations. The currency mix of the reserves reflects the underlying balance sheet composition.

Regulatory oversight
RBSH Group operates in multiple jurisdictions and is subject to a number of regulatory regimes. RBSH Group's lead regulator in the Netherlands is De Nederlandsche Bank (DNB). RBSH Group is a subsidiary of the RBSG Group whose lead regulator in the UK is the FSA.

Regulatory developments
There have been a number of significant developments in the regulation of liquidity risk.

In December 2010, the Basel Committee on Banking Supervision (BCBS) issued the 'International framework for liquidity risk measurement, standards and monitoring' which confirmed the introduction of two liquidity ratios, the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR).

The introduction of both of these ratios will be subject to an observation period, which includes review clauses to identify and address any unintended consequences.

After an observation period beginning in 2011, the LCR, including any revisions, will be introduced on 1 January 2015. The NSFR, including any revisions, will move to a minimum standard by 1 January 2018.

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued
Liquidity and funding risk continued
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

	0 - 3 months €m	3 - 12 months €m	1 - 3 years €m	3 - 5 years €m	5 - 10 years €m	10 - 20 years €m
2011
Assets by contractual maturity
Cash and balances at central banks	12,607	2	-	-	-	-
Loans and advances to banks	24,095	-	533	1,306	309	580
Debt securities	5,108	3,794	7,808	5,745	11,619	2,731
Settlement balances	2,595	10	-	-	-	-
Other financial assets	-	-	-	-	-	-
Total maturing assets (a)	44,405	3,806	8,341	7,051	11,928	3,311
Loans and advances to customers	11,539	5,657	5,822	3,902	2,986	1,349
Derivatives held for hedging (1)	37	54	206	116	19	12
	55,981	9,517	14,369	11,069	14,933	4,672

Liabilities by contractual maturity
Deposits by banks	43,741	1,067	694	860	204	25
Debt securities in issue	3,737	2,104	4,855	4,444	2,734	1,344
Subordinated liabilities	54	177	256	2,981	1,514	1,006
Settlement balances and other liabilities	3,209	16	14	70	99	1
Total maturing liabilities (b)	50,741	3,364	5,819	8,355	4,551	2,376
Customer accounts	36,929	843	595	524	691	30
Derivatives held for hedging (1)	197	309	948	517	390	202
	87,867	4,516	7,362	9,396	5,632	2,608

Maturity gap (a – b)	(6,336)	442	2,522	(1,304)	7,377	935
Cumulative maturity gap	(6,336)	(5,894)	(3,372)	(4,676)	2,701	3,636

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued
Liquidity and funding risk continued
Assets and liabilities by contractual maturity continued

	0 - 3 months €m	3 - 12 months €m	1 - 3 years €m	3 - 5 years €m	5 - 10 years €m	10 - 20 years €m
2010
Assets by contractual maturity
Cash and balances at central banks	8,294	-	-	-	-	29
Loans and advances to banks	24,290	1,056	716	164	470	10
Debt securities	7,257	4,674	12,255	12,352	10,485	6,811
Settlement balances	3,573	-	-	-	-	-
Other financial assets	-	-	235	402	-	-
Total maturing assets	43,414	5,730	13,206	12,918	10,955	6,850
Loans and advances to customers	19,329	5,925	10,687	6,063	4,161	1,634
Derivatives held for hedging (1)	45	65	303	139	129	69
	62,788	11,720	24,196	19,120	15,245	8,553

Liabilities by contractual maturity
Deposits by banks	27,450	1,659	899	706	812	245
Debt securities in issue	8,239	6,590	12,757	11,412	12,628	3,048
Subordinated liabilities	88	324	504	3,507	1,465	1,162
Settlement balances and other liabilities	4,287	65	139	266	436	-
Total maturing liabilities	40,064	8,638	14,299	15,891	15,341	4,455
Customer accounts	46,612	1,484	1,199	1,263	2,672	1,948
Derivatives held for hedging (1)	323	449	1,373	627	459	260
	86,999	10,571	16,871	17,781	18,472	6,663

Maturity gap	3,350	(2,908)	(1,093)	(2,973)	(4,386)	2,395
Cumulative maturity gap	3,350	442	(651)	(3,624)	(8,010)	(5,615)

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued
Liquidity and funding risk continued
Assets and liabilities by contractual maturity continued
	0 - 3 months €m	3 - 12 month €m	1 - 3 years €m	3 - 5 years €m	5 - 10 years €m	10 - 20 years €m
2009
Assets by contractual maturity
Cash and balances at central banks	28,400	-	-	-	-	24
Loans and advances to banks	34,253	614	901	927	1,063	187
Debt securities	14,299	9,182	12,257	13,069	27,234	7,195
Settlement balances	3,397	-	-	-	-	-
Other financial assets	-	166	194	204	-	-
Total maturing assets	80,349	9,962	13,352	14,200	28,297	7,406
Loans and advances to customers	58,564	9,662	19,335	20,938	28,021	35,599
Derivatives held for hedging (1)	345	345	1,487	1,487	511	-
	139,258	19,969	34,174	36,625	56,829	43,005

Liabilities by contractual maturity
Deposits by banks	31,531	9,789	1,535	1,615	1,003	90
Debt securities in issue	20,634	20,085	14,132	15,019	30,312	1,967
Subordinated liabilities	122	847	23	24	9,310	192
Settlement balances and other liabilities	7,569	-	-	-	-	-
Total maturing liabilities	59,856	30,721	15,690	16,658	40,625	2,249
Customer accounts	183,244	6,548	2,109	2,206	4,125	3,030
Derivatives held for hedging (1)	482	482	1,777	1,778	3,684	-
	243,582	37,751	19,576	20,642	48,434	5,279

Maturity gap	20,493	(20,759)	(2,338)	(2,458)	(12,328)	5,157
Cumulative maturity gap	20,493	(266)	(2,604)	(5,062)	(17,390)	(12,233)

Guarantees and commitments	2011 €m	2010 €m	2009 €m
Guarantees (2)	19,901	24,458	33,568
Commitments (3)	22,378	37,995	51,520
	42,279	62,453	85,088
Notes:
(1)
Held -for-trading derivative assets and liabilities amounting to €18.7 billion (assets) and €17.6 billion (liabilities) (2010 - €27.6 billion assets and €32.8 billion liabilities; 2009 - €56.3 billion assets and €59.1 billion liabilities) have been excluded from the table in view of their short-term nature.

(2)	RBSH Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. RBSH Group expects most guarantees it provides to expire unused.
(3)
RBSH Group has given commitments to provide funds to customers under undrawn formal facilities, credit lines and other commitments to lend subject to certain conditions being met by the counterparty. RBSH Group does not expect all facilities to be drawn, and some may lapse before drawdown.

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

Financial assets have been reflected in the time band of the latest date on which they could be repaid, unless earlier repayment can be demanded by RBSH Group. Financial liabilities are included at the earliest date on which the counterparty can require repayment regardless of whether or not such early repayment results in a penalty. If the repayment of a financial instrument is triggered by, or is subject to, specific criteria such as market price hurdles being reached, the asset is included in the time band which contains the latest date on which it can be repaid regardless of early repayment. The liability is included in the time band which contains the earliest possible date that the conditions could be fulfilled without considering the probability of the conditions being met.

For example, if a structured note is automatically prepaid when an equity index exceeds a certain level, the cash outflow will be included in the less than three months period whatever the level of the index at the year end. The settlement date of debt securities in issue, issued by certain securitisation vehicles consolidated by RBSH Group, depends on when cash flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash outflow relating to securities assumes that each asset will be prepaid at the earliest possible date. As the repayment of assets and liabilities are linked, the repayment of assets in securitisations are shown on the earliest date that the asset can be prepaid as this is the basis used for liabilities.

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued
Liquidity and funding risk continued
Assets and liabilities by contractual maturity continued
The principal amounts of financial assets and liabilities that are repayable after twenty years or where the counterparty has no right to repayment of the principal are excluded from the table, as are interest payments after twenty years.

Balance sheet management: Interest rate risk
The banking book consists of interest bearing assets, liabilities and derivative instruments used to mitigate risks which are primarily accounted for on an accrual basis, as well as non-interest bearing balance sheet items which are not subjected to fair value accounting.

RBSH Group provides financial products to satisfy a variety of customer requirements. Loans and deposits are designed to meet customer objectives with regard to repricing frequency, tenor, index, prepayment, optionality and other features. When aggregated, they form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market rates. However, mismatches in these sensitivities give rise to interest rate risk as the level of interest rates rise and fall.

RBSH Group assesses interest rate risk in the banking book (IRRBB) using a set of standards to define, measure and report the market risk

It is RBSH Group's policy to minimise interest rate sensitivity in banking book portfolios and where interest rate risk is retained to ensure that appropriate measures and limits are applied. Key measures used to evaluate IRRBB are subjected to approval granted by the RBSH Group Asset and Liability Committee (ALCO.) Limits on IRRBB are set according to the Non-Trading Interest Rate and Foreign Currency Risk Policy Statement and are subject to RBSH Group ALCO approval.

IRRBB is measured using a version of the same Value at Risk (VaR) methodology that is used by RBSG Group, that is, on the basis of historical simulation using two years of unweighted data. The holding period is one day and the confidence level 99%.

RBSH Group is required to manage IRRBB through transactions with RBS plc to the greatest extent possible.

Group Treasury aggregates exposures arising from its own external activities and positions transferred to it from the Regional Treasuries. Where appropriate, Group Treasury nets offsetting risk exposures to determine a residual exposure to interest rate movements. Hedging transactions using cash and derivative instruments are executed to manage the net positions according to the Non-Trading Interest Rate and Foreign Currency Risk Policy Statement and to maintain them within the RBSH Group ALCO approved VaR limits.

Residual risk positions are routinely reported to RBSH Group ALCO, RBSH Group Managing and Supervisory Board and RBSH Group RCC.

IRRBB one-day VaR at 99% confidence level for RBSH Group's retail and commercial banking activities was as follows. The figures exclude the banking books of Short Term Markets and Finance (STMF) which are reported within the Market Risk section.

	Average €m	Period end €m	Maximum €m	Minimum €m

2011	10.0	8.3	15.2	7.4
2010	30.1	16.2	69.9	16.2
2009	50.4	39.0	75.2	32.5

Key points
•
During 2011, the Greek bonds held in the RBSH Group Liquidity Portfolio were impaired and the related interest rate swaps hedging them unwound, as they were no longer in an effective hedge accounting relationship.

•	VaR reduced in 2010 following the legal separation of the Dutch State acquired business included in the new ABN AMRO Bank N.V.

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued
Liquidity and funding risk continued
Structural Foreign Exchange risk
Structural foreign exchange exposures represent net investment in subsidiaries, associates and branches, the functional currencies of which are currencies other than euro. RBSH Group hedges structural foreign currency exposures only in limited circumstances. RBSH Group’s objective is to ensure, where practical, that its consolidated capital ratios are largely protected from the effect of changes in exchange rates.

RBSH Group seeks to limit the sensitivity to its Core Tier 1 ratio to 15 basis points in a 10% rate shock scenario. Throughout 2011, RBSH Group has met this target.

The structural foreign currency position is monitored on an ongoing basis and, if necessary, hedges are adjusted accordingly in order to ensure compliance with the Non Trading Interest Rate and Foreign Currency Risk Policy Statement and with the RBSH Group ALCO approved limits. RBSH Group’s structural foreign currency position is reviewed by RBSH Group ALCO regularly.
The table below sets out RBSH Group's structural foreign exchange exposures.

2011	Net investments in foreign operations (1) €m	Net investment hedges €m	Structural foreign currency exposures €m
US dollar	1,334	(1,129)	205
Pound sterling	721	(715)	6
Other non-euro	3,749	(2,310)	1,439
	5,804	(4,154)	1,650

2010
US dollar	1,271	(730)	541
Pound sterling	1,358	(1,238)	120
Other non-euro	3,779	(2,298)	1,481
	6,408	(4,266)	2,142

2009
US dollar	768	(543)	225
Pound sterling	(873)	(72)	(945)
Other non-euro	4,064	(2,876)	1,188
	3,959	(3,491)	468

Notes:
(1)	Includes minority participations.

Key points
•	The GBP denominated net investments in foreign operations decreased during 2011 as a result of the transfer of eligible business carried out in the UK during 2011 as part of the UK Transfers.

Sensitivity of equity to exchange rates
Changes in foreign currency exchange rates will affect equity in proportion to the structural foreign currency exposure. The table shows the sensitivity of RBSH Group's equity capital to a 10% appreciation and 10% depreciation in the euro against all foreign currencies.

2011 (1)		2010 (1)		2009
Euro appreciates 10%	Euro depreciates 10%	Euro appreciates 10%	Euro depreciates 10%	Euro appreciates 10%	Euro depreciates 10%
€m	€m	€m	€m	€m	€m
(162)	165	(367)	435	(259)	259

Notes:
(1)	The basis used to calculate the sensitivity to a percentage change in the euro against all foreign currencies was revised in line with RBSG Group methodology.

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued
Risk Management: Credit risk
Credit concentration: Sector and geographical region
The tables below and on page 187 analyse total financial assets by sector and geographical region. Geographical regions are based on the location of office.

Sector concentration
The tables below analyse total financial assets gross of provisions by industry sector.

	Loans and advances €m	Securities €m	Derivatives €m	Other (1) €m	Total €m	Netting and offset (2) €m
2011
Central and local government	1,062	11,405	103	50	12,620	-
Finance (3)	32,187	28,391	16,774	1,173	78,525	3,064
Residential mortgages	1,125	-	-	-	1,125	-
Personal lending	318	-	-	-	318	-
Property	701	-	125	-	826	-
Construction	1,049	25	109	-	1,183	-
Manufacturing	7,200	21	554	-	7,775	-
Service industries and business activities	14,144	2,313	1,373	224	18,054	43
Agriculture, forestry and fishing	123	-	98	-	221	-
Finance lease and instalment credit	102	-	2	-	104	-
Interest accruals	192	583	-	-	775	-
Total gross of provisions	58,203	42,738	19,138	1,447	121,526	3,107
Provisions	(1,572)	-	-	-	(1,572)	-
Total	56,631	42,738	19,138	1,447	119,954	3,107

Comprising:
Derivative balances						813
Derivative collateral						2,256
Other						38
						3,107

2010
Central and local government	1,544	26,038	383	7	27,972	-
Finance (3)	39,786	45,413	25,194	3,858	114,251	7,865
Residential mortgages	984	-	-	-	984	-
Personal lending	427	72	-	-	499	-
Property	1,110	53	142	-	1,305	-
Construction	921	46	47	-	1,014	-
Manufacturing	9,213	170	404	-	9,787	-
Service industries and business activities	18,297	1,874	2,102	-	22,273	2
Agriculture, forestry and fishing	165	-	-	-	165	-
Finance lease and instalment credit	54	-	-	-	54	-
Interest accruals	272	1,228	-	-	1,500	-
Total gross of provisions	72,773	74,894	28,272	3,865	179,804	7,867
Provisions	(1,572)	-	-	-	(1,572)	-
Total	71,201	74,894	28,272	3,865	178,232	7,867

For notes to this table refer to page 187.

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued
Risk Management: Credit risk continued
Sector concentration continued
	Loans and advances €m	Securities €m	Derivatives €m	Other (1) €m	Total €m	Netting and offset (2) €m
2009
Central and local government	2,624	48,596	100	37	51,357	3
Finance (3)	74,289	40,862	50,984	2,550	168,685	7,243
Residential mortgages	102,687	14	259	-	102,960	-
Personal lending	3,017	-	196	1	3,214	45
Property	5,323	517	484	119	6,443	-
Construction	1,426	413	22	20	1,881	-
Manufacturing	19,890	1,806	2,838	115	24,649	74
Service industries and business activities	47,504	8,249	1,639	911	58,303	33
Agriculture, forestry and fishing	5,202	269	23	10	5,504	-
Finance lease and instalment credit	19	14	-	-	33	-
Interest accruals	1,407	1,296	847	2	3,552	-
Total gross of provisions	263,388	102,036	57,392	3,765	426,581	7,398
Provisions	(5,711)	-	-	-	(5,711)	-
Total	257,677	102,036	57,392	3,765	420,870	7,398

Notes:
(1)	Includes settlement balances.
(2)
This shows the amount by which RBSH Group's credit risk exposure is reduced through arrangements, such as master netting agreements, which give RBSH Group a legal right to set-off the financial asset against a financial liability due to the same counterparty. In addition, RBSH Group holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. RBSH Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

(3)	Includes reverse repurchase agreements of €9.4 billion (2010 - €8.2 billion; 2009 - €15.6 billion)

Geographical analysis of loans and advances to banks and customers
The table below analyses loans and advances net of provisions by geographical region (location of office).

	2011 €m	2010 €m	2009 €m
Loans and advances to banks
Netherlands	8,648	6,072	9,910
US	1,458	280	42
Rest of world	16,947	20,353	27,767
	27,053	26,705	37,719

Loans and advances to customers
Netherlands	6,164	9,621	155,033
US	868	1,531	4,078
Rest of world	22,546	33,344	60,847
	29,578	44,496	219,958
Total	56,631	71,201	257,677

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued
Risk Management: Credit risk continued
Asset quality
The asset quality analysis presented below is based on RBSG Group’s internal asset quality ratings which have ranges for the probability of default, as set out below. Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type. All credit grades across RBSG Group map to both a Group level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across portfolios. Debt securities are analysed by external ratings agencies and are therefore excluded from the table below and set out on page 189.

Asset quality band	Probability of default range
AQ1	0% - 0.034%
AQ2	0.034% - 0.048%
AQ3	0.048% - 0.095%
AQ4	0.095% - 0.381%
AQ5	0.381% - 1.076%
AQ6	1.076% - 2.153%
AQ7	2.153% - 6.089%
AQ8	6.089% - 17.222%
AQ9	17.222% - 100%
AQ10	100%

	Cash and balances at central banks €m	Loans and advances to banks €m	Loans and advances to customers €m	Settlement balances €m	Derivatives €m	Other financial instruments €m	Commitments €m	Contingent liabilities €m	Total €m
2011
AQ1	12,184	9,982	7,257	81	4,267	-	8,565	9,529	51,865
AQ2	157	322	2,533	-	1,091	-	4,052	2,543	10,698
AQ3	206	407	3,760	614	1,032	-	2,895	2,853	11,767
AQ4	-	406	6,811	8	801	-	3,657	3,155	14,838
AQ5	55	498	3,039	45	461	-	1,280	1,865	7,243
AQ6	-	84	2,061	-	55	-	383	404	2,987
AQ7	-	382	1,965	1	99	-	328	519	3,294
AQ8	7	12	356	-	236	-	20	28	659
AQ9	-	91	842	-	4	-	857	1,003	2,797
AQ10	-	2	218	4	30	-	276	26	556
Balances with RBSG Group	-	14,858	-	1,855	11,062	-	65	1,272	29,112
Accruing past due	-	2	385	-	-	-	-	-	387
Impaired	-	52	1,878	-	-	494	-	-	2,424
Impairment provision	-	(45)	(1,527)	-	-	(31)	-	-	(1,603)
Total	12,609	27,053	29,578	2,608	19,138	463	22,378	23,197	137,024

2010
AQ1	7,923	12,758	11,047	3,174	12,200	235	13,289	4,844	65,470
AQ2	15	587	2,620	122	1,444	-	3,622	1,217	9,627
AQ3	53	732	4,431	11	1,140	-	4,168	2,687	13,222
AQ4	216	565	9,001	(1)	1,402	-	7,604	4,114	22,901
AQ5	111	2,502	7,069	5	945	-	4,066	1,757	16,455
AQ6	-	170	2,956	1	80	-	943	275	4,425
AQ7	-	131	2,973	-	229	-	1,129	1,725	6,187
AQ8	-	-	794	-	135	-	2,126	10,786	13,841
AQ9	-	118	1,333	-	193	-	319	509	2,472
AQ10	5	89	1,373	2	257	-	726	170	2,622
Balances with RBSG Group	-	9,039	128	259	10,247	-	2	661	20,336
Accruing past due	-	4	190	-	-	-	-	-	194
Impaired	-	55	2,108	-	-	434	-	-	2,597
Impairment provision	-	(45)	(1,527)	-	-	(33)	-	-	(1,605)
Total	8,323	26,705	44,496	3,573	28,272	636	37,994	28,745	178,744

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued
Risk Management: Credit risk continued
Asset quality continued
	Cash and balances at central banks €m	Loans and advances to banks €m	Loans and advances to customers €m	Settlement balances €m	Derivatives €m	Other financial instruments €m	Commitments €m	Contingent liabilities €m	Total €m
2009
AQ1	28,382	22,775	21,047	3,298	20,343	370	6,676	4,762	107,653
AQ2	-	1,100	6,085	-	1,313	-	5,872	4,190	18,560
AQ3	-	309	10,762	-	694	-	5,911	4,219	21,895
AQ4	-	670	45,156	-	3,576	-	18,736	13,372	81,510
AQ5	-	3,156	55,390	-	3,091	-	6,693	4,776	73,106
AQ6	-	423	23,592	-	438	-	1,664	1,187	27,304
AQ7	-	96	24,366	-	445	-	1,855	1,325	28,087
AQ8	-	179	13,644	-	226	-	1,577	1,125	16,751
AQ9	-	267	10,480	-	247	-	1,902	1,358	14,254
AQ10	-	89	2,873	-	82	-	634	452	4,130
Balances with RBSG Group	-	8,611	1,602	100	26,937	-	-	1	37,251
Accruing past due	-	-	2,626	-	-	-	-	-	2,626
Impaired	-	119	7,971	-	-	-	-	-	8,090
Impairment provision	-	(75)	(5,636)	-	-	-	-	-	(5,711)
Total	28,382	37,719	219,958	3,398	57,392	370	51,520	36,767	435,506

Debt securities
The table below analyses debt securities by issuer and external ratings.

	Central and local government			Banks €m	Other financial institutions €m	Corporate €m	Total €m	Total %	Of which ABS (1) €m
2011	UK €m	US €m	Other €m
AAA	-	-	5,564	2,821	6,285	175	14,845	37.4%	8,755
AA to AA+	-	3,521	1,882	1,215	1,633	57	8,308	21.0%	2,347
A to AA-	-	-	4,846	2,398	1,839	4	9,087	22.9%	3,727
BBB- to A-	-	-	2,504	2,213	484	82	5,283	13.3%	2,383
Non-investment grade	-	-	803	477	349	205	1,834	4.7%	150
Unrated	-	-	2	93	30	163	288	0.7%	-
	-	3,521	15,601	9,217	10,620	686	39,645	100.0%	17,362

2010
AAA	7	2,328	15,405	6,775	7,901	404	32,820	62.7%	14,466
AA to AA+	-	-	929	1,221	2,498	155	4,803	9.2%	2,978
A to AA-	-	-	3,784	944	40	95	4,863	9.3%	824
BBB- to A-	-	-	3,031	628	31	54	3,744	7.2%	49
Non-investment grade	-	-	1,682	1,670	443	1,564	5,359	10.3%	5
Unrated	-	-	-	134	214	323	671	1.3%	67
Group	7	2,328	24,831	11,372	11,127	2,595	52,260	100.0%	18,389

2009
AAA	879	4,635	26,412	12,970	13,588	534	59,018	69.6%	23,367
BBB- to AA+	-	-	17,094	465	3,660	1,791	23,010	27.1%	949
Non-investment grade	-	-	194	-	456	332	982	1.2%	59
Unrated	-	-	524	-	459	807	1,790	2.1%	20
Group	879	4,635	44,224	13,435	18,163	3,464	84,800	100.0%	24,395

Note:
(1)	Asset-backed securities.

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued
Risk Management: Credit risk continued
Derivatives
The table below analyses RBSH Group’s derivative assets by internal credit quality banding and residual maturity. Master netting agreements in respect of mark-to-market (mtm) values set out below do not result in a net presentation in RBSH Group’s balance sheet under IFRS.

	2011						2010
	0 - 3 months €m	3 - 6 months €m	6 - 12 months €m	1 - 5 years €m	Over 5 years €m	Gross assets €m	0 - 3 months €m	3 - 6 months €m	6 - 12 months €m	1 - 5 years €m	Over 5 years €m	Gross assets €m

AQ1	605	448	563	1,530	1,121	4,267	1,745	428	1,741	5,163	3,123	12,200
AQ2	49	24	51	406	561	1,091	76	7	73	983	305	1,444
AQ3	117	166	116	119	514	1,032	189	63	90	493	305	1,140
AQ4	110	60	99	106	426	801	531	51	110	585	125	1,402
AQ5	104	21	64	253	19	461	538	12	44	203	148	945
AQ6	8	2	8	26	11	55	13	5	10	45	7	80
AQ7	19	11	19	22	28	99	14	19	9	121	66	229
AQ8	-	-	-	6	230	236	1	-	7	36	91	135
AQ9	-	-	1	3	-	4	105	3	1	44	40	193
AQ10	5	3	-	21	1	30	182	-	10	33	32	257
Balances with RBSG Group	802	411	1,101	4,660	4,088	11,062	2,212	529	513	5,458	1,535	10,247
	1,819	1,146	2,022	7,152	6,999	19,138	5,606	1,117	2,608	13,164	5,777	28,272
Counterparty mtm netting						(813)						(2,864)
Cash collateral held against derivative exposures						(1,033)						(1,786)
Net exposure						17,292						23,622
The tables below analyse RBSH Group’s derivative assets by contract type and residual maturity and the effect of position netting and collateral.

	0 - 3 months €m	3 - 6 months €m	6 - 12 months €m	1 - 5 years €m	Over 5 years €m	Gross assets €m	Counterparty mtm netting €m	Net exposure €m
Contract type
2011
Exchange rate	1,102	621	1,127	2,005	1,678	6,533	(48)	6,485
Interest rate	205	95	495	2,632	3,756	7,183	(579)	6,604
Credit derivatives	13	2	8	95	595	713	(28)	685
Equity and commodity	499	429	392	2,419	970	4,709	(158)	4,551
	1,819	1,147	2,022	7,151	6,999	19,138		18,325
Cash collateral held against derivative exposures								(1,033)
Net exposure								17,292

2010
Exchange rate	2,018	629	777	3,182	1,139	7,745	(389)	7,356
Interest rate	2,297	187	327	6,008	3,806	12,625	(1,399)	11,226
Credit derivatives	514	3	32	372	676	1,597	(1,076)	521
Equity and commodity	777	298	1,472	3,602	156	6,305	-	6,305
	5,606	1,117	2,608	13,164	5,777	28,272		25,408

2009
Exchange rate	3,276	1,329	1,780	6,372	3,193	15,950	(1,821)	14,129
Interest rate	402	349	1,672	14,930	13,197	30,550	(1,728)	28,822
Credit derivatives	140	1	14	1,293	2,226	3,674	(1,255)	2,419
Equity and commodity	1,830	578	1,336	3,165	309	7,218	(2,431)	4,787
	5,648	2,257	4,802	25,760	18,925	57,932		50,157

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued
Risk Management: Credit risk continued
Risk elements in lending, loans and reserves
Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest.

Impaired loans comprise all loans for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans.

Loans are classified as accruing loans past due 90 days or more where they are past due 90 days but where no impairment provision is required because they are fully collateralised.

	2011			2010			2009
	Core €m	Non-Core €m	Group €m	Core €m	Non-Core €m	Group €m	Group €m

Impaired loans
- Domestic	92	247	339	133	312	445	5,398
- Foreign	766	825	1,591	541	1,178	1,719	2,691
	858	1,072	1,930	674	1,490	2,164	8,089

Accruing loans past due 90 days or more
- Domestic	78	-	78	48	3	51	92
- Foreign	83	6	89	5	4	9	61
	161	6	167	53	7	60	153
Total REIL	1,019	1,078	2,097	727	1,497	2,224	8,242

REIL as a % of gross loans and advances			6.8%			4.8%	3.7%

Potential problem loans
Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment provision is required. This category is used for fully collateralised advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	2011 €m	2010 €m	2009 €m
Potential problem loans	220	133	532

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

Past due analysis
The following loans and advances to customers were past due at the balance sheet date but not considered impaired:

	2011			2010			2009
	Core €m	Non-Core €m	Total €m	Core €m	Non-Core €m	Total €m	Total €m
Past due 1-29 days	20	176	196	11	40	51	1,716
Past due 30-59 days	1	12	13	22	20	42	531
Past due 60-89 days	2	9	11	10	30	40	226
Past due 90 days or more	161	6	167	53	7	60	153
	184	203	387	96	97	193	2,626

RBSH Group does not disclose the fair value of collateral held as security or other credit enhancements on loans and advances past due but not impaired, or on individually assessed impaired loans and advances, as it is not practicable to do so.

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued
Risk Management: Credit risk continued
Credit risk
Risk management is conducted on an overall basis within the RBSG Group. Therefore the discussion on pages 192 to 196 refer principally to policies and procedures in the RBSG Group that also apply to RBSH Group. Credit risk is the risk of financial loss due to the failure of a customer to meet its obligation to settle outstanding amounts. The quantum and nature of credit risk assumed across RBSG Group's different businesses vary considerably, while the overall credit risk outcome usually exhibits a high degree of correlation with the macroeconomic environment.

Organisation
The existence of a strong credit risk management function is vital to support the ongoing profitability of RBSG Group. The potential for loss through economic cycles is mitigated through the embedding of a robust credit risk culture within the business units and through a focus on the importance of sustainable lending practices. The role of the credit risk management function is to own the credit approval, concentration and credit risk control frameworks and to act as the ultimate authority for the approval of credit. This, together with strong independent oversight and challenge, enables the business to maintain a sound lending environment within risk appetite.

Responsibility for development of RBSG Group-wide policies, credit risk frameworks, RBSG Group-wide portfolio management and assessment of provision adequacy sits within the RBSG Group Credit Risk (GCR) function under the management of the RBSG Group Chief Credit Officer. Execution of these policies and frameworks is the responsibility of the risk management functions, located within the RBSG Group’s business divisions. These divisional credit risk functions work together with GCR to ensure that the RBSG Groups' Board’s expressed risk appetite is met, within a clearly defined and managed control environment. The credit risk function within each division is managed by a Chief Credit Officer, who reports jointly to a divisional Chief Risk Officer and to the RBSG Group Chief Credit Officer. Divisional activities within credit risk include credit approval, transaction and portfolio analysis, early problem recognition and ongoing credit risk stewardship. GCR is additionally responsible for verifying compliance by RBSH Group with all RBSG Group credit policies.

Risk appetite
RBSH Group's credit concentration risk is managed and controlled through a series of frameworks designed to limit concentration by product/asset class, sector, counterparty or country. These are supported by a suite of RBSG Group-wide and divisional policies setting out the risk parameters within which business units may operate. Information on RBSH Group’s credit portfolios is reported to the RGSH Group Managing Board via the RBSH Group Risk and Control Committee on a regular basis.

In the two years since the new concentration framework was rolled out across the RBSG Group, the ERF has reviewed all material industry and product portfolios and agreed a risk appetite commensurate with the franchises represented in these reviews. The product/asset class, single name, sector and country limits are now firmly embedded in the risk management processes of RBSH Group’s risk appetite framework, which is regularly reviewed to ensure limits and measurement triggers remain adequate for monitoring purposes.

Product/asset class concentration framework
Retail - a formal framework establishes RBSG Group-level statements and thresholds that are cascaded through all retail franchises in RBSG Group and to granular business lines. These include measures that relate both to aggregate portfolios and to origination asset quality at origination, which are tracked frequently to ensure consistency with RBSG Group standards and appetite. This appetite setting and tracking then inform the processes and parameters employed in origination activities, which require a large volume of small-scale credit decisions, particularly those involving an application for a new product or a change in facilities on an existing product. The majority of these decisions are based upon automated strategies utilising credit and behaviour scoring techniques. Scores and strategies are typically segmented by product, brand and other significant drivers of credit risk. These data driven strategies utilise a wide range of credit information relating to a customer, including where appropriate, information across customer holdings. A small number of credit decisions are subject to additional manual underwriting by authorised approvers in specialist units. These include higher-value, more complex, small business and personal unsecured transactions and some residential mortgage applications.

Wholesale - formal policies, specialised tools and expertise, tailored monitoring and reporting and, in certain cases, specific limits and thresholds are deployed, to address certain lines of business across RBSG Group, where the nature of credit risk incurred could represent a concentration or a specific/heightened risk in some other form. Those portfolios identified as potentially representing a concentration or heightened risk are subject to formal governance, including periodic review, at either RBSG Group or at RBSH Group level, depending on materiality.

Sector concentration framework
Across wholesale portfolios, exposures are assigned to, and reviewed in the context of, a defined set of industry sectors. Through this sector framework, appetite and portfolio strategies are agreed and set at aggregate and more granular levels where exposures have the potential to represent excessive concentration or where trends in both external factors and internal portfolio performance give cause for concern. Formal reviews are undertaken at RBSG Group or at RBSH Group level depending on materiality.

These may include an assessment of RBSG Group’s franchise in a particular sector, an analysis of the outlook (including downside outcomes), identification of key vulnerabilities and stress/scenario tests. Specific reporting on trends in RBSH Group’s sector risk exposure is provided to senior management and the RBSH Group Managing Board.

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued
Risk Management: Credit risk continued
As a result of the reviews carried out in 2011, RBSG Group has reduced its risk appetite in the higher-risk sectors of leisure, media, commercial real estate, construction, automotive, and airlines and aerospace.

The impact of the eurozone crisis has been felt most significantly in the financial institutions sector, where widening credit spreads and regulatory demand for increases in Tier 1 capital have exacerbated the risk management challenges already posed by the sector’s continued weakness, as provisions and write-downs remain elevated. A material percentage of global banking activity in risk mitigation now passes through the balance sheets of the top global players, increasing the systemic risks to the sector. RBSH Group’s exposures to these banks continue to be closely managed. The increased use of central clearing houses to reduce settlement risk among the larger banks is a welcome move but one that will bring its own challenges. The weaker banks in the eurozone have also been the subject of heightened scrutiny and RBSH Group’s risk appetite for these banks was adjusted continuously throughout 2011.

Single name concentration framework
Within wholesale portfolios, much of the activity undertaken by the credit risk function is organised around the assessment, approval and management of the credit risk associated with a borrower or group of related borrowers.

A formal single name concentration framework addresses the risk of outsized exposure to a borrower or borrower group. The framework includes specific and elevated approval requirements, additional reporting and monitoring, and the requirement to develop plans to address and reduce excess exposures over an appropriate timeframe.

Credit approval authority is discharged by way of a framework of individual delegated authorities which requires at least two individuals to approve each credit decision, one from the business and one from the credit risk management function. Both parties must hold sufficient delegated authority under the RBSG Group-wide authority grid. Whilst both parties are accountable for the quality of each decision taken, the credit risk management approver holds ultimate sanctioning authority. The level of authority granted to individuals is dependent on their experience and expertise with only a small number of senior executives holding the highest authority provided under the framework. Daily monitoring of individual counterparty limits is undertaken.

At a minimum, credit relationships are reviewed and re-approved annually. The renewal process addresses: borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; and compliance with terms and conditions. For certain counterparties, early warning indicators are also in place to detect deteriorating trends of concern in limit utilisation or account performance, and to prompt additional oversight.

Since 2009, RBSH Group has been managing its corporate exposures to reduce concentrations and align its appetite for business to RBSG Group’s broader strategies for its large corporate franchises. In the last quarter of 2011, RBSG Group announced further refinements to the single name exposure management controls already in place, which brings them more closely in line with market best practice and which allows RBSG Group to differentiate more consistently, between the different risk types. These changes will be implemented during the first quarter of 2012. RBSG Group is continually reviewing its single name concentration framework to ensure that it remains appropriate for current economic conditions and in line with improvements in the RBSG Group’s risk measurement models.

Reducing the risk arising from concentrations to single names remains a key focus of management attention. Continued progress was made in 2011. The challenges posed by continued market illiquidity and the impact of negative credit migration caused by the current economic environment are expected to continue throughout 2012.

Controls and assurance
A strong independent assurance function is an important element of a sound control environment. During 2011, RBSG Group took the decision to strengthen its credit quality assurance (CQA) activities and moved all divisional CQA resources under the centralised management of RBSG Group Credit Risk. The benefits of this action are already visible in greater consistency of standards and cross utilisation of resources. Reviews planned for 2012 will benefit from the availability of subject matter experts across all material products and classes and an improved ability to track control breaches and strengthen processes.

Work began in the second half of 2011 on a major revision of RBSG Group’s key credit policies. This will ensure that RBSG Group’s control environment is appropriately aligned to the risk appetite statements that the RBSG Board and the Managing Board has approved and provide a sound basis for RBSG Group’s independent audit and assurance activities across the credit risk function. The work is expected to be concluded by the end of the second quarter of 2012.

RBSG Group Credit Risk function launched an assurance process to provide the RBSG Group Chief Credit Officer with additional evidence on the effectiveness of the controls in place across RBSG Group to manage risk. The results of these reviews will be provided to the RBSG Group Executive Risk Forum and to the RBSG Board Risk Committee on a regular basis in support of the self-certification that RBSG Group Credit Risk is obliged to complete under RBSG Group Policy Framework (see more under Operational risk).

Problem debt management
RBSG Group’s procedures for managing problem and potential problem debts for wholesale customers are discussed below.

Wholesale customers
The controls and processes for managing wholesale problem debts are embedded within the divisions’ credit approval frameworks and form an essential part of the ongoing credit assessment of customers. Any necessary approvals will be required in accordance with the delegated authority grid governing the extension of credit.

Early problem recognition
Each division has established Early Warning Indicators (EWIs) designed to identify those performing exposures that require close attention due to financial stress of heightened operational issues. Such identification may also take place as part of the annual review cycle.

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued
Risk Management: Credit risk continued
EWIs vary from division to division and comprise both internal parameters (e.g. account level information) and external parameters (e.g. the share price of publicly listed customers).

Customers identified through either the EWIs or annual review are reviewed by portfolio management and/or credit officers within the division, who determine whether or not the weaknesses flagged warrant placing the customers on Watchlist (see below).

Watchlist process
There are three Watchlist ratings - amber, red and black - reflecting progressively deteriorating conditions. Watchlist Amber loans are performing loans where the counterparty or sector shows early signs of potential stress or has other characteristics such that they warrant closer monitoring. Watchlist Red loans are performing loans where indications of the borrower’s declining creditworthiness are such that the exposure requires active management, usually by the Global Restructuring Group (GRG). Watchlist Black loans comprise risk elements in lending and potential problem loans.

Once on the Watchlist process, customers come under heightened scrutiny. The relationship strategy is reassessed by a forum of experienced credit, portfolio management and remedial management professionals within the division. In accordance with RBSG Group-wide policies, a number of mandatory actions will be taken, including a review of the customer’s credit grade and facility security documentation. Other appropriate corrective action is taken when circumstances emerge that may affect the customer’s ability to service its debt. Such circumstances include deteriorating trading performance, an imminent breach of covenant, challenging macroeconomic conditions, a late payment or the expectation of a missed payment.

For all Watchlist Red cases, the division is required to consult with the GRG on whether the relationship should be transferred to the GRG (see more on the GRG below). Relationships managed by the divisions tend to be with companies operating in niche sectors such as airlines or products such as securitisation special purpose vehicles. The divisions may also manage those exposures when subject matter expertise is available in the divisions rather than within the GRG.

Strategies that are available within divisions include granting the customer various types of concessions. Any decision to approve a concession will be a function of the division’s specific country and sector appetite, the key credit metrics of the customer, the market environment and the loan structure/security.

Other potential outcomes of the review of the relationship are to: take the customer off Watchlist and return it to the mainstream loan book; offer further lending and maintain ongoing review; transfer the relationship to the GRG for those customers requiring such stewardship; or exit the relationship altogether.

RBSG Global Restructuring Group
In cases where RBSH Group’s exposure to the customer exceeds €1 million, the relationship may be transferred to the RBSG Global Restructuring Group (GRG), following consultation with the originating division. The GRG’s primary function is to actively manage the exposures to minimise loss for RBSG Group and, where feasible, return the exposure to RBSG Group’s mainstream loan book following an assessment by the GRG that no further losses are expected.

Types of wholesale restructurings
There are a number of options are available to RBSH Group when corrective action is deemed necessary. RBSH Group may offer a temporary covenant waiver, a recalibration of covenants and/or an amendment of restrictive covenants to mitigate a potential or actual covenant breach. Such relief is usually granted in exchange for fees, increased margin, additional security, or a reduction in maturity profile of the original loan.

Restructurings comprise the following types of concessions:

Variation in margin - the contractual margin may be amended to bolster the customer’s day-to-day liquidity, with the aim of helping to sustain the customer’s business as a going concern. This would normally be seen as a short-term solution and is typically accompanied by RBSH Group receiving an exit payment, a payment in kind or a deferred fee.

Payment holidays and loan rescheduling - payment holidays or changes to the contracted amortisation profile including extensions in contracted maturity or roll-overs may be granted to improve customer liquidity. Such concessions often depend on the expectation that liquidity will recover when market conditions improve or when a capital raising is completed, providing access to alternative sources of liquidity. Recently, these types of concessions have become more common in commercial real estate transactions, particularly in situations when a shortage of market liquidity rules out immediate refinancing and makes short-term forced collateral sales unattractive.

Forgiveness of all or part of the outstanding debt - debt may be forgiven or exchanged for equity in cases where a fundamental shift in the customer’s business or economic environment means that other forms of restructuring strategies are unlikely to succeed in isolation and the customer is incapable of servicing current debt obligations. Debt forgiveness is often an element in leveraged finance transactions which are typically structured on the basis of projected cash flows from operational activities, rather than underlying tangible asset values. Maintaining the business as a going concern with a sustainable level of debt is the preferred option rather than realising the value of the underlying assets, provided that the underlying business model and strategy are considered viable.

The vast majority of the restructurings reported by RBSH Group take place within the GRG. Forgiveness of debt and exchange for equity is only available to customers in the GRG.

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued
Risk Management: Credit risk continued
Provisioning for impaired loans
Any type of restructuring may result in the value of the outstanding debt exceeding the present value of the estimated future cash flows from the restructured loan resulting in the recognition of an impairment loss. Restructurings that include forgiveness of all or part of the outstanding debt account for the majority of such cases.

The customer’s financial position, anticipated prospects and the likely effect of the restructuring, including any concessions granted, are considered in order to establish whether an impairment provision is required.

Provisions on exposures greater than €1 million are individually assessed by the GRG. Exposures smaller than €1 million are deemed not to be individually significant and are assessed collectively by the originating divisions.

In the case of non-performing loans that are restructured, the loan impairment provision assessment (based on management’s best estimate of the incurred loss) almost invariably takes place prior to the restructuring. The quantum of the loan impairment provision may change once the terms of the restructuring are known, resulting in an additional provision charge or a release of the provision in the period the restructuring takes place.

Recoveries and active insolvency management
The ultimate outcome of a restructuring strategy is unknown at the time of execution. It is highly dependent on the cooperation of the borrower and the continued existence of a viable business. The following are generally considered to be options of last resort:

Enforcement of security or otherwise taking controls of assets - where RBSH Group holds underlying collateral or other security interest and is entitled to enforce its rights, it may take ownership or control of the assets. RBSH Group’s preferred strategy is to consider other possible options prior to exercising these rights.

Insolvency - where there is no suitable restructuring option or the business is no longer regarded as sustainable, insolvency will be considered. Insolvency may be the only option that ensures that the assets of the business are properly and efficiently distributed to relevant creditors.

Credit risk mitigation
RBSH Group employs a number of structures and techniques to mitigate credit risk. Netting of debtor and creditor balances is undertaken in accordance with relevant regulatory and internal policies; Exposure on over-the-counter derivative and secured financing transactions is further mitigated by the exchange of financial collateral and the use of market standard documentation. Further mitigation may be undertaken in a range of transactions, from retail mortgage lending to large wholesale financing. This can include: structuring a security interest in a physical or financial asset; use of credit derivatives, including credit default swaps, credit-linked debt instruments and securitisation structures; and use of guarantees and similar instruments (for example, credit insurance) from related and third parties. Such techniques are used in the management of credit portfolios, typically to mitigate credit concentrations in relation to an individual obligor, a borrower group or a collection of related borrowers.

The use and approach to credit risk mitigation varies by product type, customer and business strategy. Minimum standards applied across RBSG Group cover:

•	the suitability of qualifying credit risk mitigation types and any conditions or restrictions applicable to those mitigants;

•	the means by which legal certainty is to be established, including required documentation and all necessary steps required to establish legal rights;

•	acceptable methodologies for initial and any subsequent valuations of collateral and the frequency with which collateral is to be revalued (e.g. use of collateral haircuts);

•	actions to be taken in the event that the value of mitigation falls below required levels;

•	Management of the risk of correlation between changes in the credit risk of the customer and the value of credit risk mitigation;

•
Management of concentration risks, for example, by setting thresholds and controls on the acceptability of credit risk mitigants and on lines of business that are characterised by a specific collateral type or structure; and

•	collateral management to ensure that credit risk mitigation remains legally effective and enforceable.

Collateral and other credit enhancements received
Within its secured portfolios, RBSH Group has recourse to various types of collateral and other credit enhancements to mitigate credit risk and reduce the loss to RBSH Group arising from the failure of a customer to meet its obligations. These include: cash deposits; charges over residential and commercial property, debt securities and equity shares; and third-party guarantees. The existence of collateral may affect the pricing of a facility and its regulatory capital requirement. When a collateralised financial asset becomes impaired, the impairment charge directly reflects the realisable value of collateral and any other credit enhancements.

Corporate exposures
The type of collateral taken by RBSH Group’s commercial and corporate businesses and the manner in which it is taken will vary according to the activity and assets of the customer.

Physical assets - these include business assets such as stock, plant and machinery, vehicles, ships and aircraft. In general, physical assets qualify as collateral only if they can be unambiguously identified, located or traced, and segregated from uncharged assets. Assets are valued on a number of bases according to the type of security that is granted.

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued
Risk Management: Credit risk continued
Real estate - RBSH Group takes collateral in the form of real estate, which includes residential and commercial properties. The loan amount will typically exceed the market value of the collateral at origination date. The market value is defined as the estimated amount for which the asset could be sold in an arms length transaction by a willing seller to a willing buyer.

Receivables - when taking a charge over receivables, RBSH Group assesses their nature and quality and the borrower’s management and collection processes. The value of the receivables offered as collateral will typically be adjusted to exclude receivables that are past their due dates.

The security charges may be floating or fixed, with the type of security likely to impact (i) the credit decision; and (ii) the potential loss upon default. In the case of a general charge such as a mortgage debenture, balance sheet information may be used as a proxy for market value if the information is deemed reliable.

RBSH Group does not recognise certain asset classes as collateral: for example, short leasehold property and equity shares of the borrowing company. Collateral whose value is correlated to that of the obligor is assessed on a case-by-case basis and, where necessary, over-collateralisation may be required.

RBSH Group uses industry-standard loan and security documentation wherever possible. Non standard documentation is typically prepared by external lawyers on a case-by-case basis. RBSH Group’s business and credit teams are supported by in-house specialist documentation teams.

The existence of collateral has an impact on provisioning. Where RBSH Group no longer expects to recover the principal and interest due on a loan in full or in accordance with the original terms and conditions, it is assessed for impairment. If exposures are secured, the current net realisable value of the collateral will be taken into account when assessing the need for a provision. No impairment provision is recognised in cases where all amounts due are expected to be settled in full on realisation of the security.

Credit risk measurement
Credit risk models are used throughout RBSH Group to support the quantitative risk assessment element of the credit approval process, ongoing credit risk management, monitoring and reporting and portfolio analytics. Credit risk models used by RBSH Group may be divided into three categories, as follows.

Probability of default/customer credit grade (PD)
These models assess the probability that a customer will fail to make full and timely repayment of its obligations. The probability of a customer failing to do so is measured over a one year period through the economic cycle, although certain retail scorecards use longer periods for business management purposes.

Wholesale businesses - as part of the credit assessment process, each counterparty  assigned an internal credit grade derived from a default probability. There are a number of different credit grading models in use across the RBSG Group, each of which considers risk characteristics particular to that type of customer. The credit grading models score a combination of quantitative inputs (for example, recent financial performance) and qualitative inputs (for example, management performance or sector outlook).

Retail businesses - each customer account is separately scored using models based on the most material drivers of default. In general, scorecards are statistically derived using customer data. Customers are assigned a score, which in turn is mapped to a probability of default. The probabilities of default are used to support automated credit decision making and to group customers into risk pools for regulatory capital calculations.

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

Counterparty credit risk exposure measurement models are used for derivatives and other traded instruments where the amount of credit risk exposure may be dependent upon one or more underlying market variables such as interest or foreign exchange rates. These models drive internal credit risk management activities such as limit and excess management.

Loss given default
These models estimate the economic loss that may be experienced (the amount that cannot be recovered) by RBSH Group, on a credit facility in the event of default. RBSH Group’s loss given default  models take into account both borrower and facility characteristics for unsecured or partially unsecured facilities, as well as the quality of any risk mitigation that may be in place for secured facilities, plus the cost of collections and a time discount factor for the delay in cash recovery.

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued
Market risk
Market risk arises from changes in interest rates, foreign currency, credit spreads, equity prices and risk related factors such as market volatilities. RBSH Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework. This control framework includes qualitative guidance in the form of comprehensive policy statements, dealing authorities, limits based on, but not limited to, value-at-risk (VaR), stress testing, positions and sensitivity analyses.

RBSG Group provides services to RBSH Group to enable appropriate market risk management within RBSH Group.

Governance
Business structure
The primary focus of RBSH Group’s trading activities is to provide an extensive range of debt and equity financing, risk management and investment services to its customers, including major corporations and financial institutions around the world. RBSH Group undertakes these activities organised within the principal business lines: money markets, rates flow trading, currencies and commodities, equities, credit markets and portfolio management and origination.

Financial instruments held in RBSH Group’s trading portfolios include, but are not limited to: debt securities, loans, deposits, equities, securities sale and repurchase agreements and derivative financial instruments.

RBSH Group undertakes transactions in financial instruments that are traded or cleared on an exchange, including interest rate swaps, futures and options. Holders of exchange traded instruments provide margin on a daily basis with cash or other security at the exchange.

RBSH Group also undertakes transactions in financial instruments that are traded over-the-counter (OTC), rather than on a recognised exchange. These instruments range from commoditised transactions in derivative markets, to trades where the specific terms are tailored to meet customer requirements.

Assets and liabilities in the trading book are measured at their fair value. Fair value is the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair values are determined following IAS 39 guidance which requires banks to use quoted market prices or, where this is not possible, valuation techniques (models) that make appropriate use of available observable inputs. When marking to market using a model, the valuation methodologies are approved by all stakeholders (trading, finance, market risk, model development and model review) prior to use for profit and loss and risk management purposes. Any profits or losses on the revaluation of positions are recognised in the daily profit and loss.

Organisation structure
Independent oversight and support is provided to the business by the Global Head of Market & Insurance Risk, assisted by RBSH Group and business Market Risk teams. The head of each business, assisted by the business risk management team, is accountable for all market risks associated with its activities.

The Global Market Risk Committee reviews and makes recommendations concerning the market risk profile across RBSH Group, including risk appetite, risk policy, models, methodology and market risk development issues. The Committee meets monthly and is chaired by the Global Head of Market & Insurance Risk. Attendees include respective divisional Risk Managers and RBSG Group Market Risk.

Risk management
Key principles
RBSG Group’s qualitative market risk appetite is set out in policy statements, which outline the governance, responsibilities and requirements surrounding the identification, measurement, analysis, management and communication of market risk arising from the trading and non-trading investment activities of RBSG Group. All teams involved in the management and control of market risk are required to fully comply with the policy statements to ensure RBSG Group is not exposed to market risk beyond the qualitative and quantitative risk appetite. The control framework covers the following principles:

•	Clearly defined responsibilities and authorities for the primary groups involved in market risk management in RBSG Group;

•	An independent market risk management process;

•	A market risk measurement methodology that captures correlation effects and allows aggregation of market risk across risk types, markets and business lines;

•	Daily monitoring, analysis and reporting of market risk exposures against market risk limits;

•	Clearly defined limit structure and escalation process in the event of a market risk limit excess;

•	Use of ‘Value-at-Risk’ as a measure of the one-day market risk exposure of all trading positions;

•	Use of non-VaR based limits and other controls;

•
Use of stress testing and scenario analysis to support the market risk measurement and risk management process by assessing how portfolios and global business lines perform under extreme market conditions;

•	Use of backtesting as a diagnostic tool to assess the accuracy of the VaR model and other risk management techniques;

•	Adherence to the risks not in VaR (RNIV) framework to identify and quantify risks not captured within the VaR model;

•	A new product approval process that requires market risk teams to assess and quantify market risk associated with proposed new products.

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued
Market risk continued
Quantitative risk appetite
The RBSG Group Executive Risk Forum (ERF) approves quantitative market risk appetite for trading and non-trading activities. The Global Head of Market & Insurance Risk, under delegated authority from the ERF, sets and populates a limit framework, which is cascaded down through legal entity, division, business and desk level market risk limits.

At RBSH Group level, the risk appetite is expressed in the form of a combination of VaR, sensitivity and stress testing limits.

A daily report summarises RBSG Group’s market risk exposures. This daily report is sent to the RBSG Group Head of Restructuring & Risk, RBSG Group Global Head of Market & Insurance Risk, business RBSG Group Chief Risk Officers and appropriate business Market Risk Managers. In addition a daily report summarising RBSH Group’s market risk exposures against the agreed limits is produced and sent to the Head of Market Risk RBS N.V.

Divisions, legal entities and lower levels in the business must have an appropriate market risk framework of controls and limits in place to cover all material market risk exposures.

The specific market risk metrics that are appropriate for controlling the positions of a desk will be more granular than the RBSG Group level limit and tailored to the particular business.

The majority of RBSH Group’s market risk exposure is in the GBM and Non-Core divisions and Group Treasury. RBSH Group is also exposed to market risk through interest rate risk on its non-trading activities. There are additional non-trading market risks in the retail and commercial businesses of RBSH Group, principally interest rate risk and foreign exchange risk. These aspects are discussed in more detail in Balance sheet management – Interest rate risk on page 184 and structural foreign currency exposures risk on page 185.

Risk models
VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence level. For internal risk management purposes, RBSG Group’s VaR assumes a time horizon of one trading day and a confidence level of 99%. RBSG Group's VaR model is based on a historical simulation model, utilising data from the previous two years.

At RBSH Group level a different VaR model is employed. It remains based on a historical simulation model and assumes a time horizon of one trading day and a confidence level of 99%. However, it uses 401 observations of historic market data exponentially weighted with a weighted average history of six months. The VaR model employed by RBSH Group has been approved by DNB to calculate regulatory capital for the trading book. The approval covers general market risk in interest rate, currency, equity and commodity products and specific risk in interest rate and equity products.

As the VaR model is an important market risk measurement and control tool and is used for determining a significant component of the market risk capital, it is regularly assessed. The main approach employed is the technique known as back-testing which counts the number of days when a loss exceeds the corresponding daily VaR estimate, measured at a 99% confidence level. The VaR model is categorised as green, amber or red. A green model is consistent with a good working model and is achieved for models that have four or less back-testing exceptions in a 12 month period. For RBSH Group’s trading book, a green model status was maintained throughout 2011.

RBSH Group's VaR should be interpreted in light of the limitations of the methodology used, as follows:

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

•
RBSH Group computes the VaR of trading portfolios at the close of business. Positions may change substantially during the course of the trading day and, if so, intra-day profit and losses will be incurred.

•	These limitations mean that RBSH Group cannot guarantee that losses will not exceed the VaR.

The RNIV framework has been developed to quantify those market risks not adequately captured by the market standard VaR methodology. Where risks are not included in the model, various non-VaR controls (for example, portfolio size limits, sensitivity limits, triggers or stress limits) are in place.

Risk models are developed both within business units and by Group functions. Risk models are also subject to independent review and sign-off to the same standard as pricing models. Meetings are held with the DNB every quarter to discuss the traded market risk, including changes in models, management, back-testing results, risks not included in the VaR framework and other model performance statistics.

A number of VaR model and methodology enhancements were introduced during 2011. The quality of the market data time series used in the ABS Mortgage trading business was improved, moving from interpolated weekly data to daily observed time series. This change has improved the accuracy of the correlation between the different time series in the daily data. Additionally, the basis modelling between the cash and derivatives has been refined by introducing additional time series for the subprime and subordinated residential bonds, reducing the over-reliance on the commercial mortgage basis which was used as a conservative proxy.

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued
Market risk continued
Risk models continued
A more appropriate time series for the Dutch RMBS portfolio was adopted to better reflect the risk in the portfolio as more granular market data became available. In addition, collateralised based discounting has been implemented for the vast majority of the collateralised positions in place of the previous LIBOR-based discounting approach.

Following the implementation of CRDIII, two new models, for stressed VaR (SVaR) and incremental risk charge (IRC) have been successfully approved by the DNB and form part of the capital and risk management framework from 31 December 2011 onwards. All the other aspects of the CRDIII rule changes have also been implemented.

Basel 2.5 (CRDIII) Summary
The aim of CRDIII is to improve the financial strength of institutions by increasing the financial resources required against certain risks in the trading book.

RBSH Group is required to calculate an additional capital charge based on a stressed calibration of the VaR model - stressed VaR (SVaR); and an incremental risk charge (IRC) to capture the default and migration risk for credit risk positions in the trading book.

Pricing models
Pricing models are developed and owned by the front office. Where pricing models are used as the basis of books and records valuations, they are subject to oversight and approval by RBSG Group asset level modelled product review committees (ALMPRC). These committees prioritise models for independent validation by Group Risk Analytics (GRA) taking  into consideration both the materiality of risk booked against the model and an  assessment of the degree of model risk (i.e. valuation uncertainty arising from choice of modelling assumptions). The GRA review aims to quantify model risk by comparing model outputs against those of alternative independently developed models, the results of which are used by Market Risk to inform risk limits and by Finance to inform model reserves.

In 2011, a new set of RBSG Group Standards were agreed and implemented for the development, testing and validation of derivative pricing models. Revisions to the model validation framework ensure that all new models and model changes are reviewed by Market Risk and Finance and, subject to materiality, independently validated by GRA. Model governance is through the ALMPRCs, which are newly established subcommittees of the overall GBM Modelled Product Review Committee (previously called the Group Model Product Review Committee).

Stress testing
RBSH Group undertakes daily stress testing to identify the potential losses in excess of VaR. Stress testing is used to calculate a range of trading book exposures which result from extreme market events. Stress testing measures the impact of exceptional changes in market rates and prices on the fair value of RBSH Group’s trading portfolios. RBSH Group calculates sensitivity analysis, historical stress tests and bottom-up stress testing.

Sensitivity analysis measures the current portfolio of positions sensitivity to defined market risk factor movements. These stresses are of a smaller magnitude compared to historical or bottom-up stress testing and are subject to the RBSG Group Market Risk limit framework.

Historical stress tests calculate the changes in the portfolio valuations that would be generated if the market movements that occurred during historical market events were repeated.

Bottom-up stress testing is based on analysing the market risk exposures by risk factors and stressing each risk factor based on consultation with risk managers, economists and front office. The tests may be based on an economic scenario that is translated into risk factor shocks by an economist or by risk managers and front office as a means of assessing the vulnerabilities of their book.

The RBSG Global Market Risk Stress Testing Committee reviews and discusses all matters relating to Market Risk Stress Testing. Stress test exposures are discussed with senior management and relevant information is reported to the RBSH Group Risk Committee (GRC), ERF, RBSG Group Board and the Managing Board. Breaches in RBSH Group’s market risk stress testing limits are monitored and reported.

In 2011, the Market Risk Stress Testing framework was further developed and enhanced.

In addition to VaR and stress testing, RBSH Group calculates a wide range of sensitivity and position risk measures, for example interest rate ladders or option revaluation matrices. These measures provide valuable additional controls, often at individual desk or strategy level.

Notes on the accounts continued	Financial Statements

33 Risk and balance sheet management continued
Market risk continued
The VaR for the trading portfolios segregated by type of market risk exposure, including idiosyncratic risk, is presented in the table below.

	2011				2010
Trading VaR summary	Average €m	Period end €m	Maximum €m	Minimum €m	Average €m	Period end €m	Maximum €m	Minimum €m
Interest rate	4.5	4.0	9.6	3.0	5.6	4.1	10.1	2.8
Credit spread	2.4	1.7	4.3	1.1	6.3	4.0	9.6	1.7
Currency	3.1	1.4	15.3	1.1	1.6	2.0	4.7	0.6
Equity	6.5	2.5	15.8	1.8	7.6	7.0	14.8	2.0
Commodity	0.8	1.1	6.7	-	0.8	1.1	4.1	0.1
Diversification		(6.2)			-	(8.7)	-	-
	8.5	4.5	18.3	4.0	11.5	9.5	19.0	3.4

	2009
	Average €m	Period end €m	Maximum €m	Minimum €m
Interest rate	25.8	14.1	74.6	9.0
Credit spread	-	-	-	-
Currency	5.1	1.7	16.4	0.4
Equity	11.2	12.0	21.0	2.6
Commodity	0.8	0.6	2.5	0.3
Diversification	-	(14.3)	-	-
	24.4	14.1	70.7	7.0

Key points
•	The average total VaR utilisation fell in 2011 compared with 2010 as a result of a reduction in trading book exposure due to transfers of businesses to RBS plc.

•
The average total VaR utilisation fell in 2010 compared with 2009 largely as a result of a reduction in trading book exposure due to transfers of businesses to RBSG Group and reduced market volatility experienced throughout the period.

•	2009 VaR figures reflect the inclusion of the Dutch State and Santander acquired businesses existing in the period prior to the legal separation of ABN AMRO Bank on 1 April 2010.

Notes on the accounts continued	Financial Statements

34 Remuneration of the Managing and Supervisory Board of RBS Holdings N.V.
Remuneration of Managing Board
The table below provides information on the remuneration of the Managing Board. As at 1 January 2011, the Managing Board was comprised of the following members:

(1)      J. de Ruiter
(2)      J. Kremers
(3)      B. Stevenson
(4)      M. Geslak
(5)      P. van der Harst
(6)      M. Mazzucchelli

The remuneration for some of the Managing Board members was paid by RBS Group and is accordingly not included in the table below.

On 20 April 2011 Mr. M. Mazzucchelli stepped down as Managing Board member. On 1 October 2011, Mr B. Stevenson stepped down as Managing Board member and was succeeded by Mr R. Hemsley on 13 October 2011.

All current members of the Managing Board also perform roles in their respective fields elsewhere within RBSG Group. The following table summarises total rewards of the current and former members of the Managing Board. The disclosure of the Managing Board is presented in aggregate. RBSG Group and its subsidiaries adhere to relevant statutory requirements and RBSG Group discloses individual remuneration of RBSG Group Executive Directors only, compliant with the UK FSA remuneration policy.

(in thousands of euros)	2011	2010
Salaries and short-term benefits	1,504	1,883
Pensions	254	279
Termination benefits	-	3,629
Profit sharing and bonus payments	802	588
Long term incentive plan (1)	402	221

Notes:
There are no loans from RBSH Group to the Managing Board members.
RBS Holdings N.V. is no longer a Dutch open N.V.

(1)
Long-Term Incentive Plans: the vesting of awards will normally be subject to the satisfaction of performance conditions which will be set by the RBSG Group Remuneration Committee for each award. In addition, awards will only vest if the Committee is satisfied that risk management during the performance period has been effective and that financial and non-financial performance has been satisfactory, in line with the RBSG Group's Strategic Plan. Awards held at 1 January 2011 were 2,357,003. Total awards in RBSG Group, granted during 2011 were 690,860 (2010 – 601,979). Awards held at 1 January 2011 by RBSH Group employees outside of the Managing Board were 4,536,883. Total Awards in RBSG Group, granted during 2011 to RBSH Group employees outside of the Managing Board were  10,541,801  (2010 – 5,345,868). All Awards are subject to the performance conditions mentioned above and have a three year vesting period. There have been no other changes to the number of awards during the year. The market price per award as at 31 December 2011 was £0.20 (2010 – £0.39).  As at 31 December 2011, no awards have vested. €2.9  million (2010 – €0.8  million) represents the amount charged to the income statement for 2011, of which €0.4 million (2010 – €0.2 million) relates to the members of the Managing Board who are remunerated by the RBSH Group.

Remuneration of Supervisory Board
The table below provides information on the remuneration of the Supervisory Board and related committees. Members of the Supervisory Board are not entitled to emoluments in the form of Group shares or options on Group shares.

As at 1 January 2011, the Supervisory Board consisted of the following members:

(1)      B. Van Saun
(2)      R. Teerlink
(3)      M. McLean
(4)      S. Hepkema
(5)      H. Rottinghuis

The board consisted of some members originating from within RBS Group. The remuneration for the Supervisory Board members from RBS Group was paid by RBS Group and is accordingly not included in the table below.

On 30 April Mr. M. McLean stepped down as Supervisory Board member and on 23 June 2011 Mr C. Campbell was appointed to the Supervisory Board.

The table below presents an overview of the total remuneration of the Supervisory Board. The disclosure of the Supervisory Board is presented in aggregate. RBS Group and its subsidiaries adhere to relevant statutory requirements and RBSG Group discloses individual remuneration of RBS Group Executive Directors only, compliant with UK FSA policy.

(in thousands of euros)	2011	2010
Remuneration	163	242

Notes:
There are no loans from RBSH Group to the Supervisory Board members.
RBS Holdings N.V. is no longer a Dutch open N.V.

Notes on the accounts continued	Financial Statements

35 Related parties
RBSH Group has a related party relationship with associates, joint ventures, key management and shareholders of its parent company, RFS Holdings. The shareholders of RFS Holdings are RBSG Group, Santander and the Dutch State. The ultimate consolidating company of RBSH Group, RBSG Group, is controlled by the UK Government. Both the UK Government and the Dutch State are therefore related parties.

Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operational decisions. RBSH Group enters into a number of banking transactions with related parties in the normal course of business. These transactions, which include loans, deposits and foreign currency transactions, have taken place on an arm’s length basis. These transactions are carried out on commercial terms and at market rates. Employees are offered preferential terms for certain banking products. No allowances for loan losses have been recognised in respect of loans to related parties in 2011, 2010 and 2009.

Transactions conducted directly with the Dutch State and UK Government are limited to normal banking transactions, taxation and other administrative relationships with the exception of the mandatory convertible securities and guarantee of the Dutch State. In addition RBSH Group participates in the Dutch State treasuries market and utilises the liquidity support made available to all banks regulated by DNB.

There may be other significant transactions with entities under the common control of or subject to significant influence by the UK Government. These would include, amongst others, loans, deposits, guarantees, fee based relationships, or equity holdings. Disclosure is made of any significant transactions with these entities.

Balances with joint ventures and associates
	Joint Ventures	Associates	Joint Ventures	Associates	Joint Ventures	Associates
	2011 €m	2011 €m	2010 €m	2010 €m	2009 €m	2009 €m
Assets	-	7	-	5	25	165
Liabilities	-	5	-	-	54	73
Guarantees given	-	-	-	-	-	7
Irrevocable facilities	-	-	-	-	-	22
Income received	-	-	-	3	28	70
Expenses paid	-	-	-	-	26	4

Balances with Consortium Members
	RBS	Santander	RBS	Santander	RBS	Santander
	2011 €m	2011 €m	2010 €m	2010 €m	2009 €m	2009 €m
Securities and Derivatives	11,384	-	8,801	62	25,537	232
Loans and advances	14,858	49	9,168	39	10,306	7,911
Other assets	4,006	-	2,789	-	3,049	-

Derivatives	11,713	-	15,477	-	28,505	298
Due to banks	34,404	-	8,777	137	5,872	1
Other liabilities	2,944	-	426	19	4,502	-

Guarantees given	1,205	-	529	-	108	-
Irrevocable facilities	62	-	134	-	43	-
Recoverable facilities	-	-	-	-	-	-
Payment commitments	3	-	-	-	-	-

The transfer of eligible business of RBSH Group, carried out in the UK to RBS plc, including certain securities issued by RBS N.V. was completed during the last quarter of 2011. Much of this business is governed by UK law and as a result a large portion of the transfer was conducted through a banking business transfer scheme under Part VII of the UK Financial Services and Markets Act 2000 on 17 October 2011. This is a court and UK Financial Services Authority approved transfer scheme. Eligible business that could not be included in the scheme was transferred via novations or market mechanisms and the UK subsidiaries of RBS N.V. were transferred by share sales.

RBSH Group has also entered into two agreements with RBS plc under which it has bough credit protection over the exposures held by RBSH Group that are subject to RBSG Group’s Asset Protection Scheme agreement with HM Treasury (HMT). These agreements cover 100% of losses on these assets. One agreement provides protection over a portfolio that includes significant exposure in the form of derivatives; the other covers assets that are measured at amortised cost. The former agreement is accounted for as a credit derivative. The second agreement meets the definition of a financial guarantee contract and is accounted for as such.

Financial assets and liabilities positions held for trading with RBSG Group include positions of which risks have been transferred to RBS plc. The assets and liabilities can not be offset under IFRS, however master netting agreements are in place that reduce the credit risk in the assets.

Notes on the accounts continued	Financial Statements

35 Related parties continued
Balances with the Dutch State
	2011 €m	2010 €m	2009 €m
Assets
Balances at central banks	9,161	7,516	22,994
Debt securities	763	3,526	6,872

Liabilities
Deposits by banks	136	66	7,637
Subordinated liabilities	-	-	2,600

Balances with the UK Government and its related parties

	Bank of England	Banks	Total	Bank of England	Banks	Total	Bank of England	Banks	Total
	2011 €m	2011 €m	2011 €m	2010 €m	2010 €m	2010 €m	2009 €m	2009 €m	2009 €m
Assets
Cash and balances at central banks	1	-	1	11	-	11	19	-	19
Debt securities	-	-	-	-	-	-	-	-	-
Loans and advances to banks	-	5	5	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-	-	-	-

Liabilities
Deposits by banks	-	12	12	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-	-	699	699

Notes on the accounts continued	Financial Statements

36 Joint ventures
RBSH Group's activities conducted through joint ventures were largely sold during 2010. They included cash transfer, insurance, finance, lease, global custody and equity capital market transactions. The consolidated financial statements of the joint ventures include the following assets and liabilities, income and expenses, representing RBSH Group’s proportionate share.

	2011 €m	2010 €m	2009 €m
Assets
Loans and advances - banks and customers	140	135	76
Debt securities	67	63	2,684
Equity shares	8	13	2,100
Derivatives	-	-	-
Property and equipment	-	-	19
Accrued income and prepaid expenses	2	2	64
Other assets	-	-	54
Total	217	213	4,997

Liabilities
Short positions	-	-	3
Deposits by banks and customers	55	52	9
Issued debt securities	56	51	51
Other liabilities	106	110	4,795
Total	217	213	4,858

Total operating income
Operating expenses	-	-	-
Operating profit	-	-	-
Tax expense	-	-	-
Net profit	-	-	-

37 Post balance sheet events
On 29 February 2012, the General Meeting of Shareholders of RBS Holdings N.V. conditionally approved a reduction of the issued capital of the Company to €50,000 through a purchase of 3,306,754,046 own shares from its sole shareholder for no consideration followed by a cancellation of those shares, and to reduce its authorized capital to €224,000.

In March 2012, RBS Holdings N.V has agreed the sale of the cash equities, corporate finance and sector advisory, corporate actions and transaction support services, corporate financing and risk solutions (CFRS), and equity capital markets businesses in the Netherlands to ABN AMRO Bank N.V. The sale is expected to close in the second quarter of 2012, subject to certain conditions, including obtaining approvals from regulators and our social partners.

There have been no other significant events except for as disclosed in Note 19 on page 159 in relation to the Netherlands and EMEA Transfers during 2012, between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

Notes on the accounts continued	Financial Statements

38 Supplemental condensed consolidating financial information
RBS N.V. is a wholly owned subsidiary of RBS Holdings N.V. and is able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the SEC. RBSH Group has fully and unconditionally guaranteed the obligations of RBS N.V. that have been incurred: this guarantee includes all securities issued by RBS N.V.

RBS N.V. utilises an exception in Rule 3-10 of Regulation S-X and therefore does not file its financial statements with the SEC. In accordance with the requirement to qualify for the exception, presented below is condensed consolidating financial information for (i) RBS Holdings N.V., on a standalone basis as guarantor (Holding Company); (ii) RBS N.V. on a standalone basis (Bank Company); (iii) other subsidiaries of RBSH Group on a combined basis (Subsidiaries); (iv) consolidation adjustments (Eliminate and reclassify); and total consolidated amounts (RBSH Group consolidated).

The condensed consolidated financial information is prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the IASB, where RBSH Group has applied Rule 3-10 of Regulation S-X which requires a company to account for its investments in subsidiaries using the equity method, differing from IAS 27 which requires RBSH Group to account for investments in their subsidiaries at cost subject to impairment.

The following consolidating information presents condensed balance sheets at 31 December 2011, 2010 and 2009 and condensed statements of income and cash flows for the years ended 31 December 2011, 2010 and 2009 of Holding Company, Bank Company and its subsidiaries.

Supplemental condensed consolidating balance sheet
as at 31 December 2011

	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	RBSH Group consolidated
Assets
Cash and balances at central banks	-	11,812	797	-	12,609
Loans and advances to banks	-	53,750	29,684	(56,381)	27,053
Loans and advances to customers	-	24,979	4,599	-	29,578
Debt securities	-	38,211	1,697	(263)	39,645
Equity shares	-	2,955	138	-	3,093
Settlement balances	-	2,576	32	-	2,608
Derivatives	-	18,606	532	-	19,138
Intangible assets	-	46	69	-	115
Property, plant and equipment	-	74	78	-	152
Deferred taxation	-	395	49	-	444
Prepayments, accrued income and other assets	3,324	7,100	781	(6,187)	5,018
Assets of disposal groups	-	4,788	2,431	-	7,219
Total assets	3,324	165,292	40,887	(62,831)	146,672

Liabilities and equity
Deposits by banks	5	76,911	25,985	(56,381)	46,520
Customer accounts	-	33,469	6,132	-	39,601
Debt securities in issue	-	17,473	504	(263)	17,714
Settlement balances and short positions	-	3,386	23	-	3,409
Derivatives	-	19,323	545	-	19,868
Accruals, deferred income and other liabilities	1	2,938	896	-	3,835
Retirement benefit liabilities	-	58	2	-	60
Deferred taxation	-	47	69	-	116
Subordinated liabilities	-	4,449	2,410	-	6,859
Liabilities of disposal groups	-	3,914	1,437	-	5,351
Controlling interests	3,318	3,324	2,863	(6,187)	3,318
Non-controlling interests	-	-	21	-	21
Total liabilities and equity	3,324	165,292	40,887	(62,831)	146,672

Notes on the accounts continued	Financial Statements

38 Supplemental condensed consolidating financial information continued

Supplemental condensed consolidating balance sheet
as at 31 December 2010

	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	RBSH Group consolidated
Assets
Cash and balances at central banks	-	7,321	1,002	-	8,323
Loans and advances to banks	32	35,113	49,904	(58,344)	26,705
Loans and advances to customers	-	44,844	5,815	(6,163)	44,496
Debt securities	-	53,048	2,062	(2,850)	52,260
Equity shares	-	21,805	829	-	22,634
Settlement balances	-	3,389	184	-	3,573
Derivatives	-	27,582	690	-	28,272
Intangible assets	-	95	104	-	199
Property, plant and equipment	-	80	203	-	283
Deferred taxation	-	5,163	277	-	5,440
Prepayments, accrued income and other assets	4,955	9,250	1,343	(10,160)	5,388
Assets of disposal groups	-	1,966	843	-	2,809
Total assets	4,987	209,656	63,256	(77,517)	200,382

Liabilities and equity
Deposits by banks	38	42,554	38,082	(48,689)	31,985
Customer accounts	-	62,986	7,509	(15,590)	54,905
Debt securities in issue	-	49,778	6,483	(2,850)	53,411
Settlement balances and short positions	-	4,982	220	-	5,202
Derivatives	-	34,743	1,158	(228)	35,673
Accruals, deferred income and other liabilities	1	3,275	1,936	1	5,213
Retirement benefit liabilities	-	73	2	-	75
Deferred taxation	-	47	148	-	195
Liabilities of disposal groups	-	1,602	255	-	1,857
Subordinated liabilities	-	4,661	2,233	-	6,894
Controlling interests	4,948	4,955	5,206	(10,161)	4,948
Non-controlling interests	-	-	24	-	24
Total liabilities and equity	4,987	209,656	63,256	(77,517)	200,382

Notes on the accounts continued	Financial Statements

38 Supplemental condensed consolidating financial information continued

Supplemental condensed consolidating balance sheet
as at 31 December 2009

	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	RBSH Group consolidated
Assets
Cash and balances at central banks	-	27,026	1,355	1	28,382
Loans and advances to banks	6,600	132,813	130,451	(232,145)	37,719
Loans and advances to customers	-	145,374	90,662	(16,078)	219,958
Debt securities	-	117,711	6,834	(39,745)	84,800
Equity shares	-	15,305	2,772	(841)	17,236
Settlement balances	-	10,442	10,030	(17,074)	3,398
Derivatives	-	53,419	4,419	(446)	57,392
Intangible assets	-	300	345	-	645
Property, plant and equipment	-	1,187	773	1	1,961
Deferred taxation	-	4,980	449	(2)	5,427
Prepayments, accrued income and other assets	12,320	12,302	3,271	(20,355)	7,538
Assets of disposal groups	-	3,766	1,123	-	4,889
Total assets	18,920	524,625	252,484	(326,684)	469,345

Liabilities and equity
Deposits by banks	33	143,770	126,130	(224,985)	44,948
Customer accounts	-	198,748	33,870	(31,520)	201,098
Debt securities in issue	-	73,322	64,014	(41,045)	96,291
Settlement balances and short positions	-	11,086	5,196	(8,779)	7,503
Derivatives	-	58,871	4,089	(1)	62,959
Accruals, deferred income and other liabilities	4	7,431	6,240	-	13,675
Retirement benefit liabilities	-	123	31	-	154
Deferred taxation	3	65	173	-	241
Subordinated liabilities	-	12,321	2,344	1	14,666
Liabilities of disposal groups	-	6,573	2,321	-	8,894
Controlling interests	18,880	12,315	8,039	(20,354)	18,880
Non-controlling interests	-	-	37	(1)	36
Total liabilities and equity	18,920	524,625	252,484	(326,684)	469,345

Notes on the accounts continued	Financial Statements

38 Supplemental condensed consolidating financial information continued

Supplemental condensed consolidating statement of income
for the year ended 31 December 2011
	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	RBSH Group consolidated
Net interest income	-	501	187	-	688
Results from consolidated subsidiaries	(696)	(119)	-	815	-
Non-interest income	-	2,936	305	-	3,241
Total (loss)/income	(696)	3,318	492	815	3,929
Operating expenses	-	(1,830)	(597)	-	(2,427)
Impairment losses	-	(1,740)	(25)	-	(1,765)
Operating (loss)/profit before tax	(696)	(252)	(130)	815	(263)
Tax (charge)/credit	-	(444)	11	-	(433)
(Loss)/profit from continuing operations	(696)	(696)	(119)	815	(696)
Profit/(loss) from discontinued operations, net of tax	40	40	-	(40)	40
(Loss)/profit for the year	(656)	(656)	(119)	775	(656)
Attributable to:
Non-controlling interests	-	-	-	-	-
Controlling interests	(656)	(656)	(119)	775	(656)

Supplemental condensed consolidating statement of income
for the year ended 31 December 2010
	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	RBSH Group consolidated
Net interest income	4	833	590	-	1,427
Results from consolidated subsidiaries	122	(100)	-	(22)	-
Non-interest income	-	2,374	71	-	2,445
Total income	126	3,107	661	(22)	3,872
Operating expenses	-	(2,620)	(760)	-	(3,380)
Impairment losses	-	115	(182)	-	(67)
Operating profit/(loss) before tax	126	602	(281)	(22)	425
Tax (charge)/credit	(1)	(282)	(19)	-	(302)
Profit/(loss) from continuing operations	125	320	(300)	(22)	123
Profit/(loss) from discontinued operations, net of tax	985	(122)	198	(76)	985
Profit/(loss) for the year	1,110	198	(102)	(98)	1,108
Attributable to:
Non-controlling interests	-	-	(2)	-	(2)
Controlling interests	1,110	198	(100)	(98)	1,110

Supplemental condensed consolidating statement of income
for the year ended 31 December 2009
	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	RBSH Group consolidated
Net interest income	26	1,518	290	-	1,834
Results from consolidated subsidiaries	(4,400)	(130)	-	4,530	-
Non-interest income	-	(1,051)	614	-	(437)
Total (loss)/income	(4,374)	337	904	4,530	1,397
Operating expenses	(1)	(3,818)	(802)	-	(4,621)
Impairment losses	-	(1,500)	(123)	-	(1,623)
Operating profit/(loss) before tax	(4,375)	(4,981)	(21)	4,530	(4,847)
Tax (charge)/credit	(6)	581	(110)	-	465
(Loss)/profit from continuing operations	(4,381)	(4,400)	(131)	4,530	(4,382)
(Loss)/profit from discontinued operations, net of tax	(18)	(114)	383	(269)	(18)
(Loss)/profit for the year	(4,399)	(4,514)	252	4,261	(4,400)
Attributable to:
Non-controlling interests	-	-	(1)	-	(1)
Controlling interests	(4,399)	(4,514)	253	4,261	(4,399)

Notes on the accounts continued	Financial Statements

38 Supplemental condensed consolidating financial information continued

Supplemental condensed consolidating statement of cash flows for the year ended  31 December 2011
	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	RBSH Group consolidated
Total net cash flows from operating activities	-	(141)	(2,492)	(311)	(2,944)
Net cash flows from investing activities	-	8,625	724	-	9,349
Net cash flows from financing activities	-	(248)	(403)	311	(340)
Effects of exchange rate changes on cash and cash equivalents	-	148	(23)	-	125
Net increase/(decrease) in cash and cash equivalents	-	8,384	(2,194)	-	6,190
Cash and cash equivalents at the beginning of the period	-	373	3,181	-	3,554
Cash and cash equivalents at the end of the period	-	8,757	987	-	9,744

Supplemental condensed consolidating statement of cash flows for the year ended  31 December 2010
	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	RBSH Group consolidated
Total net cash flows from operating activities	(7,580)	(24,637)	6,794	(349)	(25,772)
Net cash flows from investing activities	-	7,371	984	-	8,355
Net cash flows from financing activities	900	(864)	(233)	349	152
Effects of exchange rate changes on cash and cash equivalents	-	152	66	-	218
Net (decrease)/increase in cash and cash equivalents	(6,680)	(17,978)	7,611	-	(17,047)
Cash and cash equivalents at the beginning of the period	6,680	18,351	(4,430)	-	20,601
Cash and cash equivalents at the end of the period	-	373	3,181	-	3,554

Supplemental condensed consolidating statement of cash flows for the year ended  31 December 2009
	Holding Company	Bank Company	Subsidiaries	Eliminate and reclassify	RBSH Group consolidated
Total net cash flows from operating activities	88	58,428	(11,804)	(1,034)	45,678
Net cash flows from investing activities	-	(8,737)	475	-	(8,262)
Net cash flows from financing activities	6,600	(15,721)	5,198	1,034	(2,889)
Effects of exchange rate changes on cash and cash equivalents	-	(368)	(46)	-	(414)
Net increase/(decrease) in cash and cash equivalents	6,688	33,602	(6,177)	-	34,113
Cash and cash equivalents at the beginning of the period	(8)	(15,251)	1,747	-	(13,512)
Cash and cash equivalents at the end of the period	6,680	18,351	(4,430)	-	20,601

Other information
The parent company financial statements are included in this condensed consolidating footnote. The number of ordinary shares in issuance at 31 December 2011 was 3,306,843,332 (2010: 3,306,843,332 and 2009: 3,306,843,332). The total number of authorised ordinary shares amounts to 8,400,000,400.

Proposed profit appropriation of RBS Holdings N.V., pursuant to articles 37.2 and 37.3 of the articles of association, is as follows:

	2011 €m	2010 €m	2009 €m
(Release from)/addition to reserves	(656)	(14,434)	(4,399)
Dividends on ordinary shares	-	15,534	-
	(656)	1,100	(4,399)

This page has been left blank intentionally

This page has been left blank intentionally

This page has been left blank intentionally

This page has been left blank intentionally

Other information	Contents

215	Report of Independent Registered Public Accounting Firm
216	Articles of Association
217	Relations with shareholders
217	Incorporation and Registration
217	Code of Conduct
217	Post balance sheet events

Report of Independent Registered Public Accounting Firm	Other information
to the Shareholder, Supervisory Board and Managing Board of RBS Holdings N.V.

We have audited the accompanying consolidated balance sheets of RBS Holdings N.V. and subsidiaries (the RBSH Group) as of December 31, 2011, 2010 and 2009, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended December 31, 2011 and the notes 1 to 38. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The RBSH Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the RBSH Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of RBS Holdings N.V. and subsidiaries at December 31, 2011, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte Accountants B.V.

Amsterdam, March 22, 2012

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

Profit appropriation
Profit is appropriated in accordance with article 37 of the articles of association. The main stipulations with respect to shares currently in issue are as follow:

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

Proposed profit appropriation
Appropriation of net profit pursuant to articles 37.2 and 37.3 of the articles of association:

(in millions of euros)	2011	2010	2009
(Release from) / addition to reserves	(656)	(14,424)	(4,399)
Dividends on ordinary shares	-	15,534	-
	(656)	1,110	(4,399)

Other information	Other information

Shares and voting rights
Each ordinary share of €0.56 face value in the capital of the Company entitles the holder to cast one vote (art 32.1). Subject to certain exceptions provided for by law or in the Articles of Association, resolutions are passed by an absolute majority of the votes cast (art. 32.4).

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

Incorporation and registration
RBS Holdings N.V. is the parent company of the RBS Holdings N.V. consolidated group of companies. RBS Holdings is a public limited liability company, incorporated under Dutch law on 30 May 1990, and registered at Gustav Mahlerlaan 350, 1082 ME Amsterdam, the Netherlands and is entered in the Trade Register of the Amsterdam Chamber of Commerce under no. 33220369.

Code of conduct
The code of conduct applies to all employees globally and to all those engaged by RBSH Group, but who are not employees, such as contractors and those engaged through external agencies.

The code of conduct exists to promote honest and ethical conduct, including the handling of actual or apparent conflicts of interest between personal and professional relationships. RBSH Group recognises that personal conduct, business integrity and the Group’s security are crucial, and the code of conduct serves to inform employees of the Group’s expectations of their behaviour and practices.

The code of conduct will be provided to any person without charge, upon request, by contacting the Company Secretariat at the telephone number listed on page 256.

Post balance sheet events
On 29 February 2012, the General Meeting of Shareholders of RBS Holdings N.V. conditionally approved a reduction of the issued capital of the Company to €50,000 through a purchase of 3,306,754,046 own shares from its sole shareholder for no consideration followed by a cancellation of those shares, and to reduce its authorized capital to €224,000.

In March 2012, RBS Holdings N.V has agreed the sale of the cash equities, corporate finance and sector advisory, corporate actions and transaction support services, corporate financing and risk solutions (CFRS), and equity capital markets businesses in the Netherlands to ABN AMRO Bank N.V. The sale is expected to close in the second quarter of 2012, subject to certain conditions, including obtaining approvals from regulators and our social partners.

There have been no other significant events except for as disclosed in Note 19 on page 159 in relation to the Netherlands and EMEA Transfers during 2012, between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

Additional Information	Additional information

219	Financial summary
226	Exchange rates
227	Pro Forma financial information
231	Economic and monetary environment
231	Supervision
234	Regulatory developments and reviews
234	Trend information
234	Major shareholders
235	Material contracts
235	Off-balance sheet arrangements
236	Risk Factors
246	Glossary of terms
253	Capitalisation of RBSH Group
254	Documents on display
255	Signatures
256	Important addresses

Additional Information continued	Additional information

Financial summary
RBSH Group's financial statements are prepared in accordance with IFRS. Selected data under IFRS for each of the five years ended 31 December 2011 are presented below. The dollar financial information included below has been converted from euro at a rate of €1.00 to $1.2973, being the Noon Buying Rate on 31 December 2011.

Summary consolidated income statement	2011 $m	2011 €m	2010 €m	2009 €m	2008 €m	2007 €m
Net interest income	893	688	1,427	1,834	2,835	1,155
Non-interest income	4,205	3,241	2,445	(437)	(8,172)	9,281
Total income	5,098	3,929	3,872	1,397	(5,337)	10,436
Operating expenses	(3,149)	(2,427)	(3,380)	(4,621)	(7,844)	(11,175)
Profit/(loss) before impairment losses	1,949	1,502	492	(3,224)	(13,181)	(739)
Impairment	(2,290)	(1,765)	(67)	(1,623)	(2,920)	(339)
Operating (loss)/profit before tax	(341)	(263)	425	(4,847)	(16,101)	(1,078)
Tax	(562)	(433)	(302)	465	2,736	852
(Loss)/profit from continuing operations	(903)	(696)	123	(4,382)	(13,365)	(226)
Profit/(loss) from discontinued operations, net of tax	52	40	985	(18)	16,960	10,201
(Loss)/profit for the year	(851)	(656)	1,108	(4,400)	3,595	9,975

(Loss)/profit attributable to:
Non-controlling interests	-	-	(2)	(1)	15	127
Controlling interests	(851)	(656)	1,110	(4,399)	3,580	9,848

Summary consolidated balance sheet	2011 $m	2011 €m	2010 €m	2009 €m	2008 €m	2007 €m
Loans and advances	73,467	56,631	71,201	257,677	344,000	566,877
Debt securities and equity shares	55,444	42,738	74,894	102,036	105,789	223,155
Derivatives and settlement balances	28,211	21,746	31,845	60,790	192,876	141,864
Other assets	33,155	25,557	22,442	48,842	24,152	93,317
Total assets	190,277	146,672	200,382	469,345	666,817	1,025,213

Controlling interests	4,304	3,318	4,948	18,880	17,077	29,575
Non-controlling interests	27	21	24	36	46	1,134
Subordinated liabilities	8,898	6,859	6,894	14,666	13,701	15,790
Deposits	111,725	86,121	86,890	246,046	306,223	563,819
Derivatives, settlement balances and short positions	30,197	23,277	40,875	70,462	202,897	173,019
Other liabilities	35,126	27,076	60,751	119,255	126,873	241,876
Total liabilities and equity	190,277	146,672	200,382	469,345	666,817	1,025,213

Other financial data	2011	2010	2009	2008	2007
Dividend payout ratio (1)	-	1,399.46	-	536.68	10.90
Return on average total assets (2)	-	0.39	-	0.42	1.10
Return on average ordinary shareholders' equity (3)	-	17.69	-	11.10	38.40
Average owners' equity as a percentage of average total assets	2.34	2.20	2.99	3.83	2.82
Capital ratio – Tier 1	12. 00	11.00	19.89	10.88	12.42
Capital ratio – Total	17.50	15.80	25.48	14.43	14.61
Ratio of earnings to fixed charges only (4)
– including interest on deposits	0.39	1.26	-	-	0.92
– excluding interest on deposits	0.84	1.86	-	-	0.83

Notes:
(1)	Dividend payout ratio represents dividends paid and current year final dividends proposed as a percentage of net profit attributable to ordinary shareholders.
(2)	Return on average total assets represents profit for the year as a percentage of average total assets. Negative ratios have been excluded.
(3)
Return on average ordinary shareholders' equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity. Negative ratios have been excluded.

(4)
For this purpose, earnings consist of income before tax plus fixed charges. Fixed charges consist of total interest expense, including or excluding interest on deposits. Deposits include banks and total customer accounts. Negative ratios have been excluded. The coverage deficiency for total fixed charges excluding interest on deposits for the year ended 31 December 2011 is €263 million. The coverage deficiency for total fixed charges including interest on deposits for the year ended 31 December 2011 is €263 million. The earnings for the years ended 31 December 2009 and 2008 were inadequate to cover total fixed charges excluding interest on deposits and total fixed charges including interest on deposits.

Additional Information continued	Additional information

Financial summary continued
Analysis of loans and advances to customers
The following table analyses loans and advances to customers before impairment provisions by remaining maturity, geographical area and type of customer.

	Within 1 year €m	After 1 but within 5 years €m	After 5 years €m	2011 Total €m	2010 €m	2009 €m	2008 €m	2007 €m
Netherlands
Central and local government	8	27	85	120	372	1,659	634	1,502
Manufacturing	232	550	24	806	1,745	7,437	10,310	7,423
Construction	154	388	9	551	388	865	1,158	1,341
Finance	583	601	6	1,190	1,668	12,506	15,065	15,963
Service industries and business activities	961	974	266	2,201	3,640	16,788	15,957	24,001
Agriculture, forestry and fishing	-	-	-	-	65	4,951	4,652	4,995
Property	111	185	5	301	290	3,949	3,865	2,978
Other business activities	595	123	63	781	1,148	7,724	8,699	-
Residential mortgages	114	162	155	431	449	102,308	100,984	99,393
Personal lending	-	-	-	-	6	169	3,696	13,673
Accrued interest	2	17	3	22	73	763	1,082	1,733
Total domestic	2,760	3,027	616	6,403	9,844	159,119	166,102	173,002

Overseas
US	426	347	197	970	1,668	4,357	10,852	65,038
Rest of the World	14,672	5,230	3,830	23,732	34,511	62,118	100,074	151,589
Loans and advances to customers – gross	17,858	8,604	4,643	31,105	46,023	225,594	277,028	389,629
Loan impairment provisions				(1,527)	(1,527)	(5,636)	(4,518)	(3,001)
Loans and advances to customers – net				29,578	44,496	219,958	272,510	386,628

Additional Information continued	Additional information

Financial summary continued
Loan impairment provisions
For a discussion of the factors considered in determining the amount of the provisions, see ‘Risk elements in lending, provisions and reserves’ on pages 67 to 71 and ‘Critical Accounting policies’ on pages 122-123.

The following table shows movement in loan impairment provisions.
	2011 €m	2010 €m	2009 €m	2008 €m	2007 €m
Provisions at the beginning of the year
Domestic	223	4,085	2,792	948	1,100
Foreign	1,349	1,626	1,772	2,053	2,546
	1,572	5,711	4,564	3,001	3,646
Reclassification related to disposal groups/discontinued operations
Domestic	-	(2,155)	994	750	368
Foreign	-	(222)	(238)	(1,043)	234
	-	(2,377)	756	(293)	602
Currency translation and other adjustments
Domestic	78	(261)	183	143	(358)
Foreign	49	335	(32)	(60)	306
	127	74	151	83	(52)
(Disposals)/acquisitions of businesses
Domestic	5	-	-	-	-
Foreign	(50)	-	(73)	-	21
	(45)	-	(73)	-	21
Amounts written-off
Domestic	(43)	(1,506)	(543)	(313)	(486)
Foreign	(354)	(437)	(732)	(544)	(1,461)
	(397)	(1,943)	(1,275)	(857)	(1,947)
Recoveries of amounts written-off in previous years
Domestic	-	21	8	12	116
Foreign	22	38	2	31	228
	22	59	10	43	344
Charged to income statement (1) – continuing operations
Domestic	(20)	39	651	1,276	160
Foreign	322	21	970	1,335	179
	302	60	1,621	2,611	339
Unwind of discount
Domestic	-	-	-	(24)	48
Foreign	(8)	(12)	(43)	-	-
	(8)	(12)	(43)	(24)	48
Provisions at the end of the year (2)
Domestic	242	223	4,085	2,792	948
Foreign	1,330	1,349	1,626	1,772	2,053
	1,572	1,572	5,711	4,564	3,001
Gross loans and advances to customers
Domestic	6,953	9,844	159,119	166,494	173,002
Foreign	24,152	36,179	66,475	110,534	216,627
	31,105	46,023	225,594	277,028	389,629

Closing customer provisions as a % of gross loans and advances to customers (3)
Domestic	3.5%	2.3%	2.6%	1.7%	0.5%
Foreign	5.3%	3.6%	2.3%	1.6%	0.9%
Total	4.9%	3.3%	2.5%	1.6%	0.8%

Customer charge to income statement for continuing operations as a % of gross loans and advances to customers
Domestic	(0.3%)	0.4%	0.4%	0.8%	0.1%
Foreign	1.3%	0.1%	1.5%	1.2%	0.1%
Total	1.0%	0.1%	0.7%	0.9%	0.1%

Notes:
(1)	Includes nil relating to loans and advances to banks (2010 – €15 million; 2009 – €30 million, 2008 – €46 million; 2007 – nil). Net of recoveries/recharges under the APS back- to- back agreement.
(2)	Includes closing provisions against loans and advances to banks of €45 million (2010 – €45 million; 2009 – €75 million; 2008 – € 46 million; 2007 – nil).
(3)	Closing customer provisions exclude closing provisions against loans and advances to banks.

Additional Information continued	Additional information

Financial summary continued
Loan impairment provisions continued
The following table shows additional information in respect of the loan impairment provisions.

	2011 €m	2010 €m	2009 €m	2008 €m	2007 €m
Loan impairment provisions at end of year:
Customers	1,527	1,527	5,636	4,518	3,001
Banks	45	45	75	46	-
	1,572	1,572	5,711	4,564	3,001

Average loans and advances to customers (gross)	38,564	135,809	251,311	333,329	389,629

As a % of average loans and advances to customers during the year:
Total customer provisions charged to income statement	1.0%	0.1%	1.1%	1.0%	0.2%
Amounts written-off (net of recoveries) – customers	1.1%	1.5%	0.5%	0.2%	0.4%

Analysis of closing loan impairment provisions
The following table analyses customer loan impairment provisions by geographical area and type of domestic customer.

	2011		2010		2009		2008		2007
	Closing provision €m	% of loans to total loans %	Closing provision €m	% of loans to total loans %	Closing provision €m	% of loans to total loans %	Closing provision €m	% of loans to total loans %	Closing provision €m	% of loans to total loans %

Domestic
Central and local government	-	0.4%	-	0.8%	1	0.7%	13	0.2%	4	0.4%
Manufacturing	-	4.4%	-	3.8%	1,967	3.3%	1,474	3.7%	502	1.9%
Construction	-	1.8%	-	0.8%	17	0.4%	21	0.4%	7	0.3%
Finance	32	3.8%	119	3.6%	643	5.5%	287	5.6%	193	4.1%
Service industries and business activities	126	7.1%	43	10.4%	775	10.9%	599	8.9%	203	6.2%
Agriculture, forestry and fishing	-	0.0%	-	0.1%	137	2.2%	75	1.7%	25	1.3%
Property	68	1.0%	45	0.6%	110	1.8%	41	1.4%	14	0.8%
Individuals	21	2.5%
– home mortgages	3	1.4%	21	1.0%	-	45.4%	-	36.5%	-	25.5%
– other	-	0.0%	45	0.0%	-	0.1%	-	1.3%	-	3.5%
Accrued interest	-	0.1%	-	0.2%	-	0.3%	-	0.4%	-	0.4%
Total domestic	250	22.5%	273	21.3%	3,650	70.6%	2,510	60.1%	948	44.4%
Foreign	1,216	77.5%	1,183	72.7%	1,466	29.4%	1,410	39.9%	1955	55.6%
Impaired book provisions	1,466	100.0%	1,456	100%	5,116	100%	3,920	100%	2,903	100%
Latent book provisions	106		116		595		644		98
Total provisions	1,572		1,572		5,711		4,564		3,001

Additional Information continued	Additional information

Financial summary continued
Analysis of write-offs
The following table analyses amounts written-off by geographical area and type of domestic customer.

	2011 €m	2010 €m	2009 €m	2008 €m	2007 €m
Domestic
Central and local government		-	12	-	-
Manufacturing	-	1,469	185	54	129
Construction	-	-	13	-	6
Finance	31	31	6	11	3
Service industries and business activities	11	6	208	66	198
Agriculture, forestry and fishing	-	-	14	58	49
Property	-	-	17	-	8
Residential mortgages	-	-	-	-	55
Personal lending	-	-	59	36	38
Finance leases and instalment credit	-	-	29	88	-
Total domestic	42	1,506	543	313	486
Foreign	355	437	732	544	1,461
Total write-offs	397	1,943	1,275	857	1,947

Analysis of recoveries
The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer.

	2011 €m	2010 €m	2009 €m	2008 €m	2007 €m
Domestic
Central and local government	-	-	-	-	2
Manufacturing	-	-	-	-	11
Construction	-	-	-	-	2
Finance	-	-	-	-	73
Service industries and business activities	-	-	-	1	11
Agriculture, forestry and fishing	-	-	-	-	1
Property	-	-	-	-	2
Residential mortgages	-	-	-	-	3
Personal lending	-	21	8	11	11
Finance leases and instalment credit	-	-	-	-	-
Total domestic	-	21	8	12	116
Foreign	22	38	2	31	228
Total recoveries	22	59	10	43	344

Renegotiated loans
Renegotiated loans are those loans restructured in response to a borrower's financial difficulties where no impairment provision is required. Restructured loans where an impairment provision is required continue to be reported as impaired loans. Loans renegotiated during the year amounted to:

	2011 €m	2010 €m	2009 €m	2008 €m	2007 €m
Renegotiated loans (1)	194	438	101	317	1,017

Notes:
(1)      Restructured loan data include only those arrangements above thresholds set individually by the divisions, ranging from nil to €10 million.

Additional Information continued	Additional information

Financial summary continued
Risk elements in lending and potential problem loans
Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest.

Impaired loans are all loans for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans.

Loans are classified as accruing loans past due 90 days or more where they are past due 90 days but where no impairment provision is recognised. This category is used for fully collateralised non revolving credit facilities.

	2011 €m	2010 €m	2009 €m	2008 €m	2007 €m
Impaired loans (1)
Domestic	339	445	5,398	3,429	1,300
Foreign	1,591	1,719	2,691	2,592	2,540
Total	1,930	2,164	8,089	6,021	3,840
Accruing loans which are contractually overdue 90 days or more as to principal or interest
Domestic	78	51	92	63	78
Foreign	89	9	61	55	84
Total	167	60	153	118	162
Total risk elements in lending	2,097	2,224	8,242	6,138	4,002

Closing provisions for impairment as a % of total risk elements in lending	75.0%	70.7%	69.3%	74.3%	75.0%
Risk elements in lending as a % of gross lending to customers	6.8%	4.8%	3.7%	2.2%	1.0%

Notes:
(1)
The write off of impaired loans affects the closing provisions for impairment as a % of total risk elements in lending (the coverage ratio). The coverage ratio reduces if the loan written off carries a higher than average provision and increases if the loan written off carries a lower than average provision.

	2011 €m	2010 €m	2009 €m
Gross income not recognised but which would have been recognised under the original terms of impaired loans
Domestic	80	64	82
Foreign	85	325	406
	165	389	488

Interest on impaired loans included in net interest income
Domestic	69	3	59
Foreign	32	47	45
	101	50	104

Potential problem loans
Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment provision is required. This category is used for fully collateralised advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	2011 €m	2010 €m	2009 €m	2008 €m	2007 €m
Potential problem loans	220	133	532	672	6,014

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

Additional Information continued	Additional information

Financial summary continued
Analysis of deposits – product analysis
The following table shows the distribution of RBSH Group's deposits by type and geographical area.

		2011 €m	2010 €m	2009 €m
Netherlands
Demand deposits	– interest-free	388	654	50,098
	– interest-bearing	13,195	18,123	70,766
Time deposits	– savings	-	-	645
	– other	14,266	9,350	43,262
Total domestic offices		27,849	28,127	164,771
Overseas
Demand deposits	– interest-free	7,643	18,420	10,841
	– interest-bearing	30,488	27,084	34,364
Time deposits	– savings	629	279	8,593
	– other	19,512	12,980	27,477
Total overseas offices		58,272	58,763	81,275
Total deposits		86,121	86,890	246,046

Held-for-trading		2,265	2,304	154
Designated as at fair value through profit or loss		-	-	4,537
Amortised cost		83,856	84,586	241,355
Total deposits		86,121	86,890	246,046

Overseas
US		7,075	4,295	5,353
Rest of the World		51,197	54,468	75,922
Total overseas offices		58,272	58,763	81,275

Certificates of deposit and other time deposits
The following table shows details of RBSH Group's certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

2011	Within 3 months €m	Over 3 months but within 6 months €m	Over 6 months but within 12 months €m	Over 12 months €m	Total €m
Domestic
Certificates of deposit	1,206	19	30	-	1,255
Other time deposits	14,100	609	230	1,111	16,050

Overseas
Certificates of deposit	773	296	-	2	1,071
Other time deposits	5,009	373	223	624	6,229
	21,088	1,297	483	1,737	24,605

Additional Information continued	Additional information

Financial summary continued
Other contractual cash obligations
The table below summarises RBSH Group's other contractual cash obligations by payment date.

2011	0 – 3 months €m	3 – 12 months €m	1 – 3 years €m	3 – 5 years €m	5 – 10 years €m	10 – 20 years €m
Operating leases	20	61	95	59	272	-

2010
Operating leases	24	72	123	83	130	153

RBSH Group's undrawn formal facilities, credit lines and other commitments to lend were €22,378 million (2010 – €37,994 million). While RBSH Group has given commitments to provide these funds, some facilities may be subject to certain conditions being met by the counterparty. RBSH Group does not expect all facilities to be drawn, and some may lapse before drawdown.

Exchange rates
Except as stated, the following tables show, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York.

	February 2012	January 2012	December 2011	November 2011	October 2011	September 2011
US dollars per €1
Noon Buying Rate
High	0.79	0.77	0.76	0.75	0.74	0.71
Low	0.68	0.74	0.72	0.71	0.70	0.69

		2011	2010	2009	2008	2007
Noon Buying Rate
Period end rate		0.77	0.75	0.70	0.72	0.68
Average rate for the period (1)		0.71	0.76	0.72	0.68	0.73

Consolidation rate (2)
Period end rate		0.77	0.75	0.69	0.72	0.68
Average rate for the period		0.71	0.76	0.72	0.68	0.73

Notes:
(1)	The average of the Noon Buying Rates on the last business day of each month during the period.
(2)	The rates used by RBSH Group for translating US dollars into euro in the preparation of its financial statements.
(3)	On 16 March 2012 (the latest practicable date), the Noon Buying Rate was €1.00 = $1.3171

Additional Information continued	Additional information

Unaudited pro forma condensed consolidated financial information relating to RBSH Group

Background
On 19 April 2011, RBS Holdings N.V. announced its intention to transfer a substantial part of the business activities of the Royal Bank of Scotland N.V. (RBS N.V.) to The Royal Bank of Scotland plc (RBS plc), (the Proposed Transfers). The Proposed Transfers collectively constitute a probable material disposition of the business activities of RBS N.V. Historical financial information on a pro forma basis is provided to give the investors a better understanding of what the results of operations and the financial position of RBS N.V. might have looked like had the transfers to RBS plc already occurred in respect of the unaudited pro forma condensed consolidated balance sheet as at 31 December 2011 and in respect of the unaudited pro forma condensed consolidated statement of income for the year ended 31 December 2011. The Proposed Transfers are expected to be implemented on a phased basis over a period ending 31 December 2013. The first stage of the Proposed Transfers was completed in the last quarter of 2011, refer to page 8 for further details.

The pro forma financial information has been prepared for illustrative purposes only on the basis of estimates and assumptions about which assets and liabilities will be transferred. These assumptions are preliminary and subject to ongoing analysis with respect to which specific assets and liabilities will in fact be transferred and which will be retained in RBS N.V. The pro forma information addresses a hypothetical situation and does not represent the actual position or the results of RBSH Group nor is it necessarily indicative of the results of operations or financial position that may, or may be expected to, be achieved in the future.

The pro forma financial information includes the following condensed consolidated pro forma information for RBSH Group (i) a pro forma condensed consolidated balance sheet as at 31 December 2011, (ii) a pro forma condensed consolidated statement of income for the year ended 31 December 2011 and (iii) notes to the pro forma financial information.

As at the date of this report, Management of RBSH Group is not aware of any matters that could impact the results and financial position as presented in the pro forma financial information.

Additional Information continued	Additional information

Unaudited pro forma condensed consolidated financial information relating to RBSH Group continued

Unaudited pro forma condensed consolidated balance sheet as at 31 December 2011

	RBSH Group (1)	Proposed Transfers (2)	Pro Forma total (3, 4)
Assets
Cash and balances at central banks	12,609	8,623	3,986
Loans and advances to banks	27,053	21,354	5,699
Loans and advances to customers	29,578	26,756	2,822
Debt securities	39,645	19,822	19,823
Equity shares	3,093	2,619	474
Settlement balances	2,608	2,243	365
Derivatives	19,138	15,674	3,464
Other assets	12,948	10,127	2,821
Total assets	146,672	107,218	39,454

Liabilities
Deposits by banks	46,520	24,810	21,710
Customer accounts	39,601	38,655	946
Debt securities in issue	17,714	13,318	4,396
Settlement balances and short positions	3,409	2,367	1,042
Derivatives	19,868	15,948	3,920
Other liabilities	16,221	10,179	6,042
Total liabilities	143,333	105,277	38,056

Equity
Non-controlling interests	21	20	1
Controlling interests	3,318	1,921	1,397
Total equity	3,339	1,941	1,398

Total equity and liabilities	146,672	107,218	39,454

Notes:
(1)
This financial information for RBSH Group as at 31 December 2011 has been extracted from audited financial information contained within the Annual Report and Accounts of RBS Holdings N.V. contained on pages 107 to 209.

(2)
This represents the value of the assets, liabilities and equity as at 31 December 2011 proposed to be transferred to RBS plc over the period up until 31 December 2013. See ‘Notes to pro forma financial information relating to RBSH Group’ for further information. Approximately sixty per cent. of the equity included in the Proposed Transfers is in conjunction with the Netherlands and EMEA activities to be transferred to RBS plc in 2012, refer to Note 19 page 159.

(3)	This represents the value of the assets, liabilities and equity as at 31 December 2011 assuming the Proposed Transfers had occurred at that date.
(4)	As part of the Proposed Transfers it is assumed that all intercompany transactions are settled and that the retained business is refinanced according to its funding needs.

Additional Information continued	Additional information

Unaudited pro forma condensed consolidated financial information relating to RBSH Group continued

Unaudited pro forma condensed consolidated statement of income for the year ended 31 December 2011
	RBSH Group (1) €m	Proposed Transfers (2) €m	Pro Forma total (3) €m

Net interest income	688	682	6
Fees and commissions receivable	1,039	934	105
Fees and commissions payable	(367)	(260)	(107)
Income from trading activities	646	738	(92)
Other operating income	1,923	888	1,035
Non-interest income	3,241	2,300	941
Total income	3,929	2,982	947
Operating expenses	(2,427)	(2,088)	(339)
Profit before impairment losses	1,502	894	608
Impairment losses	(1,765)	(276)	(1,489)
Operating profit before tax	(263)	618	(881)
Tax (charge)/credit	(433)	(603)	170
Profit for the year from continuing operations	(696)	15	(711)

Attributable to:
Non-controlling interests	-	-	-
Controlling interests	(696)	15	(711)

Notes:
(1)	This financial information for RBSH Group has been extracted from audited financial information contained within the Annual Report and Accounts of RBS Holdings N.V. contained on pages 107 to 209.
(2)
This represents the income and expenses relating to the Proposed Transfers for the year ended 31 December 2011. See ‘Notes to pro forma financial information relating to RBSH Group’ for further information.

(3)	This represents the income and expenses for the year ended 31 December 2011 assuming the Proposed Transfers had occurred on 1 January 2011.

Additional Information continued	Additional information

Unaudited pro forma condensed consolidated financial information relating to RBSH Group continued
Notes to pro forma financial information relating to RBSH Group

1.  Basis of preparation
The pro forma financial information for RBSH Group as at 31 December 2011 and for the year ended 31 December 2011, has been derived from audited financial information for the year ended 31 December 2011 contained within the Annual Report and Accounts of RBS Holdings N.V. on pages 109 to 209, and does not reflect subsequent events.

The pro forma financial information has been prepared on the following basis:

•
The pro forma financial information has been prepared in accordance with Article 11 of Regulation S-X, on the basis of management’s best estimate of the relevant assets and liabilities of RBS N.V. that will be transferred to RBS plc.

•
In the preparation of the pro forma financial information, the same recognition and measurement principles were applied as in the preparation of the audited financial information for the full year ended 31 December 2011 in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB and adopted by the European Union.

•
The pro forma condensed consolidated balance sheet of RBSH Group as at 31 December 2011 is presented to show the effect of the Proposed Transfers as if the Proposed Transfers had occurred on 31 December 2011.

•
The pro forma condensed consolidated statement of income of RBSH Group for the year ended 31 December 2011 is presented to show the effect of the Proposed Transfers as if the Proposed Transfers had occurred on 1 January 2011.

•
Assets and liabilities to be transferred are presented based on their carrying values determined under IFRS. The allocation of equity was assessed on a global basis to reflect the expected level of capital support required by the transferring and retained businesses. Pre-existing intra-group funding within RBSH Group was treated as settled upon transfer with new funding allocated as needed to reflect the financing needs of the transferring and retained businesses. Certain modifications were applied where, in the opinion of management, material profit and loss items could be allocated more reliably on an individual basis.

•
There are no material non-recurring charges or credits (and related tax effects) expected to result directly from the Proposed Transfers, other than the recycling of equity reserves arising from the transaction which are excluded.

•
The Proposed Transfers are subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures, any of which may significantly change the pro forma information from that presented.

2.  Businesses to be transferred as part of the Proposed Transfers
RBS N.V.’s businesses include the following product areas: Equities & Structured Retail Products, Emerging Markets, Lending, Global Transaction Services (GTS), and Short Term Markets & Financing (STMF). The Proposed Transfers include a number of subsidiary companies and specific product portfolios together with associated hedging. RBS N.V. also currently holds directly and indirectly certain other assets which are owned by RBSG jointly with the Dutch State and Santander (the Consortium Shared Assets); these are part of the retained businesses.

It is expected that the Proposed Transfers will be implemented on a phased basis over a period ending 31 December 2013. A large part of the Proposed Transfers (including the transfers of certain securities issued by RBS N.V.) is expected to have taken place by the end of 2012. This will be subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures.

It is not certain whether such transfers (or any of them) will be effected at the value used for the pro forma financial information. No person should place any reliance on the pro forma financial information in connection with making an investment decision or for any other purpose and should be aware that changes to the current proposals (including, without limitation, to the assets and liabilities to be transferred or retained, the eventual manner in which such assets and liabilities are proposed to be transferred and to the timing pursuant to which they are proposed to be transferred) may be made if required, or if determined by RBS N.V. or RBS plc (in their absolute discretion) to be desirable for commercial or other reasons. Accordingly, nothing in this pro forma financial information should be taken as (or is) a representation that any of the assets and liabilities referred to will be transferred or retained, whether in a manner consistent with the figures contained in this pro forma financial information, in accordance with the timing set out above, or at all. For the avoidance of doubt, this pro forma financial information has been prepared and circulated solely for information purposes and does not constitute an offer to any person.

3.  Overview of RBSH Group after the Proposed Transfers
For legal, tax and other reasons, there are expected to be certain operations, assets and liabilities in RBS N.V. which will not be transferred to RBS plc. RBSG is committed to providing the necessary support to ensure that RBS N.V. continues to meet its commitments during and after the Proposed Transfers. Following completion of the Proposed Transfers, RBS N.V. will continue to be supervised and regulated by DNB.

Additional Information continued	Additional information

Economic and monetary environment
When economies are emerging from recessions rooted in high levels of debt and stresses in the financial system, growth is slower than in the typical recovery. That was the experience of our major markets in 2011. It is what we should expect in 2012 and beyond.

The Dutch economy grew by 1.3% in 2011, with a slip back into technical recession in the second half of the year. More positively, the Netherlands has a relatively low unemployment rate and low levels of government debt compared to other euro zone economies. The outlook is for a mild contraction in 2012, according to Consensus Economics. GDP is expected to fall by 0.3% in 2012, followed by a modest re-acceleration in 2013 (+1.3%), which would take the economy back to its 2008 peak.

In the UK, growth weakened. Total economic activity, as measured by gross domestic product (GDP), grew by 0.9% compared with 2.1% in 2010. At the start of the year, expectations had been more positive, the consensus forecast for growth having been 2.1%. Yet the year ended with the economy contracting.

Against this backdrop, the Bank of England continued its ultra-loose monetary policy stance. Despite persistently above-target inflation, interest rates remained unchanged at a record low of 0.5%, the Bank judging elevated inflation to be the result of temporary factors. In fact, its greater concern was that the weak economy would cause inflation to be too low and in October, the Monetary Policy Committee increased its asset purchase programme by £75 billion.

In the United States, GDP growth slowed to 1.7% compared with 3.0% in 2010. Unlike the UK, however, growth accelerated as the year progressed. Unemployment began to fall, although at 8.5% in December it was high compared with previous recoveries.

Housing remained a drag anchor. Prices fell by a further 4% and were almost a third below their peak level. Sales volumes were subdued and an overhang of properties on which borrowers had defaulted remained.

Judging that the pace of recovery was too slow to reduce unemployment sufficiently, the Federal Reserve tried to stimulate the economy in the third quarter with unconventional measures designed to push down medium-to-long-term interest rates. It also said it expected to keep the Fed Funds rate, its main policy rate, at its current low level at least until mid- 2013.

Looming over 2011 and prospects for 2012 was the likelihood that some euro area governments will not be able to repay in full monies they have borrowed. Uncertainty about how this problem will be solved damaged confidence. The policy prescribed for highly indebted countries, fiscal austerity, made their growth prospects worse because there are no compensating interest or exchange rate gains in a currency union. By the end of the year, the euro area was in recession, exacerbating the debt problem. Europe’s leaders avoided both a disorderly default and a break-up of the euro area. However, it will take political will and public support to manage the immediate risk of defaults and to tackle the root causes of the acute challenges that have accumulated since the establishment of the single currency in 1999.

Absent the worst outcome for the euro area - a default that cannot be contained in one country and its banking system - growth in our main economies in 2012 will be slow as households and governments continue to labour under substantial debt burdens.

Supervision
Netherlands
RBSH Group is regulated in the Netherlands by De Nederlandsche Bank (DNB) and the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten referred to as ‘AFM’).

RBSH Group’s regulatory system in the Netherlands is a comprehensive system based on the provisions of the Financial Supervision Act which came into effect on 1 January 2007. The Financial Supervision Act has replaced, amongst others, the Act on the Supervision of the Credit System 1992 without affecting the existing supervisory system.

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

Additional Information continued	Additional information

Supervision continued
Conduct of business supervision
The body responsible for carrying out this supervision in the Netherlands is the AFM.

Conduct-of-business supervision focuses on ensuring orderly and transparent financial market processes, proper relationships between market participants and the exercise of due care by financial undertakings in dealing with clients.

The Financial Supervision Act provides that each supervised credit institution must submit periodic reports to DNB. In accordance with this requirement RBSH Group files quarterly and monthly reports with DNB. At least one submission for each given year must be certified by an external auditor. The report to be certified is selected by an external auditor at his or her discretion.

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

With effect from 30 June 2010, RBSH Group migrated to Basel II status. For the majority of credit risk, RBSH Group uses the advanced internal ratings based approach for calculating RWAs. For operational risk, RBSH Group uses the standardised approach, which calculates operational RWAs based on gross income.

In addition to the calculation of minimum capital requirements for credit, market and operational risk, banks are required to undertake an Individual Capital Adequacy Assessment Process (ICAAP) for other risks. RBSH Group’s ICAAP, in particular, focuses on concentration risk, stress VaR, pension fund risk, interest rate risk in the banking book, FX translation risk together with stress tests to assess the adequacy of capital over two  years.

RBSH Group is consolidated for regulatory reporting within the RBSG Group. Pillar 3 information for RBSH Group is included within the RBSG Group Pillar 3 disclosures. RBSG Group publishes its Pillar 3 (Market disclosures) on its website www.rbs.com, providing a range of additional information relating to Basel II risk, liquidity and capital management across the RBSG Group. The disclosures focus on capital resources and adequacy, discuss a range of credit risk approaches and their associated RWAs under various Basel II approaches. Detailed disclosures are also made on credit risk mitigation, counterparty credit risk, interest rate risk in the banking book, provisions, equity, securitisation, operational and market risk.

RBSH Group operates in multiple jurisdictions and is subject to a number of regulatory regimes. RBSH Group's lead regulator in the Netherlands is DNB. RBSH Group is a subsidiary of the RBSG Group whose lead regulatory is the UK is the FSA. In the US, RBSH Group’s operations are required to meet liquidity requirements set out by the US Federal Reserve Bank, Office of the Comptroller of the Currency, Federal Deposit Insurance Corporation and Financial Industry Regulatory Authority.

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

Additional Information continued	Additional information

Supervision continued
Solvency supervision continued
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

Available liquidity must always exceed required liquidity. Available liquidity and required liquidity are calculated by applying weighting factors to the relevant on- and off-balance sheet items, i.e. irrevocable commitments. The liquidity test includes all currencies. Compliance reports concerning liquidity requirements of foreign subsidiaries are submitted to the appropriate foreign regulatory authorities as required. At a consolidated level, and in every country in which RBSH Group operates, RBSH Group adheres to the liquidity standards imposed by the applicable regulatory authorities.

As a result of the current turbulent times DNB has required more frequent liquidity information from the banks with a shorter maturity bands. These reports are submitted on a weekly basis.

Structural supervision
Pursuant to the Financial Supervision Act, banks are prohibited to hold, acquire or increase a qualifying holding or exercise any control relating to a qualifying holding in a bank in the Netherlands, except if it has obtained a Declaration of No Objection (DNO) from DNB (or in certain specified cases from the Dutch Minister of Finance). Qualifying holding means a participation of at least 10% in the issued share capital of the related voting rights or similar influence. The DNO would be issued unless the qualifying holding in the bank concerned would lead to an influence which might jeopardise sound and prudent operations or the qualifying holding could or would lead to an undesirable development of the financial sector.

DNB or the Dutch Minister of Finance can, on request, grant so-called bandwidths, umbrella and group-DNOs in respect of qualifying holdings. A DNO is not required in case of a qualifying holding by a bank in a company whose assets consist of more than 90% liquid assets.

According to Dutch regulation, a DNO will not be issued regarding qualifying holding by a bank in a non-financial institution if the value of the equity participation would exceed 15% of a bank’s regulatory capital and if the participation would cause the value of the bank’s aggregate qualifying holdings in non-financial institutions to exceed 60% of its regulatory capital. Certain types of participations will be approved in principle, although in certain circumstances a DNO will have a limited period of validity, such as in the case of a debt rescheduling or rescue operation or when the participation is acquired and held as part of an issue underwriting operation. Generally the approval will be given where the value of the non-financial institution concerned or the value of the participation does not exceed certain threshold amounts.

Supervision of the securities and investment businesses
RBSH Group is also subject to supervision of its activities in the securities business. The Financial Supervision Act, which has replaced the Act on the Supervision of the Securities Trade 1995 together with the decrees and regulations promulgated thereunder, provides a comprehensive framework for the conduct of securities trading in or from the Netherlands. The AFM is charged by the Dutch Minister of Finance with supervision of the securities industry.

United States
RBSH Group is both a bank holding company and a financial holding company within the meaning of the US Bank Holding Company Act of 1956. As such, it is subject to the regulation and supervision of the Board of Governors of the Federal Reserve System (‘the Federal Reserve’). Among other things, RBSH Group's direct and indirect activities and investments in the United States are limited to those that are 'financial in nature' or 'incidental' or 'complementary' to a financial activity, as determined by the Federal Reserve. RBSH Group is also required to obtain the prior approval of the Federal Reserve before acquiring directly or indirectly, the ownership or control of more than 5% of any class of the voting shares of any US bank or holding company. Under current Federal Reserve policy, RBSH Group is required to act as a source of financial strength for its US bank subsidiaries. Among other things, this source of strength obligation could require RBSH Group to inject capital into any of its US bank subsidiaries if any of them became undercapitalised. Anti-money laundering, anti-terrorism and economic sanctions regulations are a major focus of the US government for financial institutions and are rigorously enforced by US government agencies. RBSH Group's US subsidiaries are also subject to supervision and regulation by a variety of other US regulatory agencies.

United Kingdom
The UK Financial Services Authority (FSA) is the consolidated supervisor of RBSG Group. In the UK, RBSG Group is subject to extensive regulations that impose obligations on financial institutions to maintain appropriate policies, procedures and controls to ensure compliance with the rules and regulations to which they are subject.

Other jurisdictions
RBSH Group operates in over 50 countries through a network of branches, local banks and non-bank subsidiaries and these activities are subject to supervision in most cases by a local regulator or central bank.

Additional Information continued	Additional information

Regulatory developments and reviews
RBSH Group works with domestic and international trade associations and proactively engages with regulators and other authorities such as the Basel Committee, the European Commission and governments, in order to understand the implications of proposed regulatory change and to contribute to the development of regulatory policy. See page 87 to 90 for details on RBSH Groups approach to regulatory risk.

RBSH Group and its subsidiaries have co-operated fully with various regulatory reviews and developments in the Netherlands and internationally, including enquiries or investigations into alleged or possible breaches of regulations.

Netherlands
In the Netherlands, RBSH Group has actively engaged with a large number of legislative and regulatory consultations. Reflecting global developments, financial stability - notably bank prudential requirements and the new regulatory framework – remains a key focus for the Dutch regulatory authorities.

RBSH Group has continued to participate fully in the analysis of the cause of the financial crisis and the development of potential policy and reform. A wide range of ideas and proposals, aimed at strengthening the resilience of the banking system and addressing perceived shortcomings in existing regulation, have been advanced and continue to be developed.

European Union/Global developments
RBSH Group follows closely the work (and recommendations) of the G20, as well as international standard setters such as the Basel Committee on Banking Supervision. Of note were the developments, particularly in Europe, to implements the proposals from the Basel Committee on Banking Supervision for an enhanced capital and liquidity framework. The Basel Committee also developed proposals for additional capital for globally systemically important banks. RBSH Group remains closely involved in all aspects of the proposals on capital and liquidity, as well as on other related policy areas, such as countercyclical capital buffers and contingent capital.

Also notable in 2011, was significant work by the European Commission and the new European Supervisory Authorities in such areas as financial sector taxation, corporate governance, crisis management, credit rating agencies and remuneration. RBSH Group provided input in all these areas

United Kingdom
In the UK, RBSG Group has actively engaged with a large number of legislative and regulatory consultations. Reflecting global developments, financial stability - notably bank prudential requirements and the new regulatory framework - remains a key focus for the UK regulatory authorities.

United States
In the US, RBSH Group continues to engage constructively with regulators and other bodies on regulatory and legislative change and seeks to ensure proper implementation and compliance. Current issues include regulatory implementation of US financial regulatory reform legislation, mortgage and credit card lending and consumer disclosures, debit card interchange fees, and account overdraft protection.

Other jurisdictions
RBSH Group is active in monitoring regulatory developments in each country in which it operates so that internal policies are sufficient to ensure the effective management of regulatory risk.

Trend information
The composition of RBSH Group's revenues, assets and liabilities and its overall performance are affected by changing economic conditions and changing conditions in financial markets, as well as regulatory changes. RBSH Group expects the global recovery to be maintained, but to remain uneven. The pace of growth in the major developed economies, including the Netherlands, UK and the US, is likely to remain sluggish by historic standards, and volatile. This reflects high levels of indebtedness, fiscal rebalancing and the expectation that interest rates will gradually rise. Emerging markets, especially Asia, will continue to outperform as they are less encumbered by balance sheet strains. Moreover, growth in countries like China and India will continue to be underpinned by the process of ‘catch-up’ with industrial nations. As a result, RBSH Group expects that liquidity disruptions, instability and volatility will continue to affect the credit and financial markets in 2012. In addition, regulatory changes will take place in the future that we expect will increase the overall level of regulation in the markets. The Dutch economy grew by 1.3% in 2011, with a slip back into technical recession in the second half of the year. More positively, the Netherlands has a relatively low unemployment rate and low levels of government debt compared to other Euro Area economies. The outlook is for a mild contraction in 2012, according to Consensus Economics. GDP is expected to fall by 0.3% in 2012, followed by a modest re-acceleration in 2013 (+1.3%), which would take the economy back to its 2008 peak.

RBSH Group is actively continuing the proposed transfer of a substantial part of the business activities of RBS N.V. to RBS plc as discussed on page 8. This will simplify its structure, thereby reducing risk, cost and complexity. For further discussion of some of these challenges, please refer to the 'Risk and balance sheet management' and 'Risk Management' sections of the 'Business Review' on pages 29 to 93 and to the 'Risk Factors' on pages 236 to 245.

Major shareholders
On 17 October 2007 RFS Holdings B.V. (RFS Holdings), a company incorporated by RBSG Group, Fortis and Santander acquired 85.6% of RBS Holdings N.V. Through subsequent purchases RFS Holdings increased its stake in RBSH Group to 99.3% as at 31 December 2007. RFS Holdings started squeeze-out proceedings in order to acquire the remainder of the shares in RBSH Group from minority shareholders and this procedure was completed on 22 September 2008. As a result RFS Holdings is from that date the sole shareholder of RBS Holdings N.V. RFS Holdings is controlled by The Royal Bank of Scotland Group plc, which is incorporated in the UK and registered at 36 St. Andrew Square, Edinburgh, Scotland and The Royal Bank of Scotland Group plc is the ultimate parent company of RBSH Group Holding N.V.

Additional Information continued	Additional information

Major shareholders continued
On 3 October 2008, the Dutch State fully acquired all Fortis’ businesses in the Netherlands, including the Fortis share in RFS Holdings. On 24 December 2008, the Dutch State purchased from Fortis Bank Nederland (Holding) N.V. its investment in RFS Holdings, to become a direct shareholder in RFS Holdings. On 31 December 2010, RBSG Group increased its shareholding in RFS Holdings to 97.72%. As of that date, the Dutch State has a 1.25% shareholding and Santander has a 1.03% shareholding.

Stock exchange listings
None of the shares in RBSH Group are listed.

Issued share capital
The issued share capital of RBS Holdings N.V. consists of 3,306,843,332 ordinary shares with a nominal value of € 0.56.

Material contracts
RBSH Group are party to various contracts in the ordinary course of business. Material contracts include the following:

Participation in UK Government’s Asset protection Scheme
In 2009, RBS plc, entered into an agreement (the Asset Protection Scheme (APS)) with HM Treasury (HMT), acting on behalf of the UK Government, under which it purchased credit protection over a portfolio of specified assets and exposures (covered assets) from HMT. Although the portfolio of covered assets includes assets recorded on RBSH Group’s balance sheet, RBSH Group is not entitled to benefit under this contract.

However, RBSH Group entered into credit protection agreements in 2009 in the form of a financial guarantee contract and a credit derivative contract with RBS plc that provides full principal protection over those covered assets attributable to RBSH Group for their remaining life.

Under the terms of these contracts on impairment of a covered asset RBSH Group is entitled to receive from RBS plc the present value of the difference between contractual and expected cash flows from the asset; subsequent reductions in the estimated lost cash flows are paid by RBSH Group to RBS plc and increases paid by RBS plc to RBSH Group. For further details on these contracts see pages 92 and 93.

EC Remedy
On 26 November 2009, RBSG Group entered into a State Aid Commitment Deed with HM Treasury of the United Kingdom government, containing commitments and undertakings given by RBSG Group to HM Treasury that are designed to ensure that HM Treasury is able to comply with the commitments given by it to the European Commission for the purpose of obtaining approval for the State aid provided to RBSG Group. As part of these commitments, RBSG Group agreed that RBS Holdings will not pay investors any coupons on, or exercise any call rights in relation to, the hybrid capital instruments issued by RBS N.V. listed below, unless in any such case there is a legal obligation to do so, for an effective period of two years. RBSH Group is also subject to restrictions on the exercise of call rights in relation to its other hybrid capital instruments.

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

RBS Holdings announced that the start date for the two-year distribution restriction period in relation to the hybrid capital instruments was 1 April 2011.

Dividends
RBSH Group's policy is to pay dividends on ordinary shares taking account the capital position and prospects. For further information on the payment of dividends, see page 130.

Off-balance sheet arrangements
RBSH Group has no off-balance sheet exposures that have or are reasonably likely to have an adverse effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

For a discussion of the impact of off-balance sheet commitments and contingent liabilities see note 28 to the 'Financial Statements’ on page 171.

Additional Information continued	Additional information

Risk factors
Set out below are certain risk factors which could have a material adverse effect on the business, operations, financial condition or prospects of RBSH Group and cause RBSH Group’s future results to be materially different from expected results. RBSH Group’s results could also be affected by competition and other factors. RBSH Group is a principal subsidiary of RBSG and accordingly, risk factors which relate to RBSG and RBSG Group, will also be of relevance to RBSH Group. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties on page 171.

Risks relating to RBSH Group
RBSH Group is reliant on the RBSG Group
RBSH Group is part of the RBSG Group and receives capital, liquidity and funding support from the RBSG Group. RBSH Group also receives certain services from the RBSG Group and has access to the infrastructure of the RBSG Group which RBSH Group requires in order to operate its business. The reduction or cessation of the ability of the RBSG Group to provide intra-group funding, capital injections, liquidity or other support directly or indirectly to RBSH Group may result in funding or capital pressures and liquidity stress for RBSH Group and may have a material adverse effect on the operations, financial condition and results of operations of RBSH Group. In the event that the proposed transfers of a substantial part of the business activities from RBS N.V. to RBS plc as discussed in the risk factor below headed ‘The execution and/or any delay in the execution (or non-completion) of the approved proposed transfers of a substantial part of the business activities of RBS N.V. to RBS plc may have a material adverse effect on RBSH Group and may also negatively impact the value of securities issued by RBS Holdings and RBS N.V.’ are implemented, in whole or in part, the residual Group will become more reliant on the RBSG Group for capital, liquidity and funding support than it is currently. Accordingly, risk factors which relate to RBSG or the RBSG Group will also be of relevance to prospective investors. See also the RBSG Risk Factors which are incorporated by reference herein.

RBSH Group’s businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions and by other geopolitical risks
RBSH Group’s businesses and performance are affected by local and global economic conditions and perceptions of those conditions and future economic prospects. The outlook for the global economy over the near to medium term remains challenging and many forecasts predict at best only stagnant or modest levels of gross domestic product (GDP) growth across a number of RBSH Group’s key markets over that period. The Dutch economy grew by 1.3% in 2011, with a slip back into technical recession in the second half of the year. More positively, the Netherlands has a relatively low unemployment rate and low levels of government debt compared to other European Union (EU) economies. The outlook is for a mild contraction in 2012, according to Consensus Economics. GDP is expected to fall by 0.3% in 2012, followed by a modest re-acceleration in 2013 (+1.3%), which would take the economy back to its 2008 peak. GDP in the European Monetary Union (the EMU) in 2011 was estimated to have grown by 1.6 per cent. In 2011 (although this was mainly boosted by Germany, the EMU’s largest economy, which grew by 3  per cent.). While the German economy has proven to be relatively robust, austerity measures in many EMU economies, initiated in response to increased sovereign debt risk, have resulted in weak economic and GDP growth. Economic growth in the EMU is predicted to fall in 2012 by 0.3  per cent. Source: Consensus Economics Inc, Eurostat, ONS. Despite significant interventions by governments and other non-governmental bodies during and since the financial crisis in 2008/2009, capital and credit markets around the world continue to be volatile and be subject to intermittent and prolonged disruptions. In particular, increasingly during the second half of 2011, a heightened risk of sovereign default relating to certain EU member states has had a negative impact on capital and credit markets. Such challenging economic and market conditions have exerted downward pressure on asset prices and on credit availability, and upward pressure on funding costs, and continue to impact asset recovery rates and the credit quality of RBSH Group’s businesses, customers and counterparties, including sovereigns. In particular, RBSH Group has significant exposure to customers and counterparties within the EU, which includes sovereign debt exposures that have been, and may in the future be, affected by restructuring of their terms, principal, interest and maturity. These exposures have resulted in RBSH Group making significant provisions and recognising significant write-downs in prior periods, which may also occur in future periods. These conditions, alone or in combination with regulatory changes or actions of market participants, may also cause RBSH Group to experience reduced activity levels, additional write-downs and impairment charges and lower profitability, and may restrict the ability of RBSH Group to access funding and liquidity. In particular, should the scope and severity of the adverse economic conditions currently experienced by some EU member states and elsewhere worsen, the risks faced by RBSH Group would be exacerbated. Developments relating to the current economic conditions and unfavourable financial environment, including those discussed above, could have a material adverse effect on RBSH Group’s business, results of operations, financial condition and prospects and could have a negative impact on the value of any securities issued by RBS N.V. (the Securities).

In Europe, certain countries such as Ireland, Italy, Greece, Portugal and Spain have been particularly affected by the recent financial and economic conditions. The perceived risk of default on the sovereign debt of those countries intensified in the latter part of 2011 and has continued into 2012, particularly in relation to Greece. This raised concerns about the contagion effect such a default would have on other EU economies as well as the ongoing viability of the euro currency and the EMU. Yields on the sovereign debt of most EU member states have recently been volatile and trended upward. The EU, the European Central Bank (the ECB) and the International Monetary Fund have prepared rescue packages for some of the affected countries and a number of European states, including Ireland, Italy and Spain, are taking actions to stabilise their economies and reduce their debt burdens. The EU has also taken policy initiatives intended to address systemic stresses in the eurozone. Despite these actions, the long-term ratings of a majority of eurozone countries have recently been downgraded and further downgrades are possible.

Additional Information continued	Additional information

Risk factors continued
Furthermore, the effectiveness of these actions is not assured and the possibility remains that the Euro could be abandoned as a currency in the future by countries that have already adopted its use, or in an extreme scenario, abandonment of the Euro could result in the dissolution of the EMU. This would lead to the re-introduction of individual currencies in one or more EMU member states.

The effects on the European and global economies of the potential dissolution of the EMU, exit of one or more EU member states from the EMU and the redenomination of financial instruments from the Euro to a different currency, are impossible to predict fully. However, if any such events were to occur they would likely:

•	result in significant market dislocation;

•	heighten counterparty risk;

•	affect adversely the management of market risk and in particular asset and liability management due, in part, to redenomination of financial assets and liabilities; and

•	have a material adverse effect on RBSH Group’s financial condition, results of operations and prospects.

By virtue of RBSH Group’s global presence, RBSH Group is also exposed to risks arising out of geopolitical events, such as the existence of trade barriers, the implementation of exchange controls and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the response to them by governments could also adversely affect levels of economic activity and have an adverse effect upon RBSH Group’s business, financial condition and results of operations.

RBSH Group’s ability to meet its obligations including its funding commitments depends on RBSH Group’s ability to access sources of liquidity and funding
Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of factors, including an over-reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Credit markets worldwide have experienced severe reductions in liquidity and term-funding during prolonged periods in recent years. In particular, funding in the interbank markets, a traditional source of unsecured short-term funding, has been severely disrupted. Although credit markets generally improved during the first half of 2011, wholesale funding markets have continued to suffer, particularly for European banks as the sovereign debt crisis worsened during the second half of 2011. As a result, a number of banks were reliant on central banks as their principal source of liquidity and central banks increased their support provisions to banks, with the ECB providing significant liquidity in the last few months of 2011 (including long term refinancing operations facilities (offering loans with a term of up to three years) and broader access to US dollar funding). Although these efforts appear to be having a positive impact, global credit markets remain disrupted. The market perception of bank credit risk has changed significantly recently and banks that are deemed by the market to be riskier have had to issue debt at a premium to the equivalent cost of debt for other banks that are perceived by the market as being less risky. Any uncertainty regarding the perception of credit risk across financial institutions may lead to further reductions in levels of inter-bank lending and associated term maturities and may restrict RBSH Group’s access to traditional sources of liquidity.

RBSH Group’s liquidity management focuses, among other things, on maintaining a diverse and appropriate funding strategy for its assets in line with RBSH Group’s wider strategic plan. At certain times during periods of liquidity stress, RBSH Group has been required to rely on shorter term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks. Such schemes require the pledging of assets as collateral, the eligibility and valuation of which is determined by the applicable central bank. Changes to these valuations or eligibility criteria can negatively impact the available assets and reduce available liquidity access particularly during periods of stress when such lines may be needed most. Further tightening of credit markets could have a materially adverse impact on RBSH Group. There is also a risk that corporate and financial institution counterparties may seek to reduce their credit exposures to banks and other financial institutions, which may cause funding from these sources to no longer be available. There is also likely to be increased competition for funding due to the significant levels of refinancing expected to be required by financial institutions during 2012, which may also reduce the level of funding available from these sources. Under such circumstances, RBSH Group may need to seek funds from alternative sources, potentially at higher costs than has previously been the case or may be required to consider disposals of other assets not previously identified for disposal to reduce its funding commitments. In the context of its liquidity management efforts, RBSH Group has sought to increase the average maturity of its wholesale funding, which has had the effect of increasing RBSH Group’s overall cost of funding.

The execution and/or any delay in the execution (or non-completion) of the approved proposed transfers of a substantial part of the business activities of RBS N.V. to RBS plc may have a material adverse effect on RBSH Group and may also negatively impact the value of securities issued by RBS Holdings and RBS N.V.
As part of the restructuring of the RBSG Group businesses, operations and assets, on 19 April 2011, the RBSG Group announced the proposed transfers of a substantial part of the business activities of RBS N.V. to RBS plc (the Proposed Transfers). Subject to, among other matters, regulatory and other approvals, it is expected that the Proposed Transfers (which exclude the Shared Assets (as defined in the Business review on page 8) will be implemented on a phased basis over a period ending 31 December 2013. A large part of the Proposed Transfers (including the transfers of certain securities issued by RBS N.V.) is expected to have taken place by the end of 2012. On 17 October 2011, RBSH Group completed the transfer of a substantial part of the UK activities of RBS N.V. to RBS pursuant to Part VII of the UK Financial Services and Markets Act 2000 (FSMA).

Additional Information continued	Additional information

Risk factors continued
The process for implementing the Proposed Transfers is complex and any failure to satisfy any conditions or complete any preliminary steps to each Proposed Transfer may cause a delay in its completion (or result in its non-completion). If any of the Proposed Transfers are delayed (or are not completed) for any reason, such as a failure to secure required regulatory approvals, it is possible that the relevant regulatory authorities could impose sanctions which could adversely impact the minimum regulatory requirements for capital and liquidity of RBS N.V. A delay in implementation of (or any failure to implement) any of the Proposed Transfers may therefore adversely impact RBS N.V.’s capital and liquidity resources and requirements, with consequential adverse impacts on its funding resources and requirements, resulting in an increase in its reliance on the RBSG Group.

The Proposed Transfers include a proposal to change the issuer of a number of securities issued by RBS N.V. as well as some or all of the securities to be issued by RBS N.V. up to the date(s) that the Proposed Transfers take effect. However, there is no assurance that any of these securities will be transferred to RBS plc or, if transferred, when such transfer may take place. RBSG Group is committed to providing the necessary support to ensure RBS N.V. continues to meet its commitments during and after the Proposed Transfers. Nevertheless, it is possible that the Proposed Transfers might have a material adverse impact on RBSH Group’s business, financial condition, results of operations and prospects, and an adverse impact on RBS N.V.’s credit ratings, and may also negatively impact the value of the Securities. If securities issued by RBS N.V. are transferred to RBS plc, the fact of such transfer and/or the fact that RBS is a Scottish incorporated company might impact holders of such securities, whether for tax reasons or otherwise.

An extensive restructuring and balance sheet reduction programme of the RBSG Group is ongoing and may adversely affect RBSH Group’s business, results of operations, financial condition, capital ratios and liquidity and may also negatively impact the value of securities issued by RBS Holdings and RBS N.V.
As part of the restructuring by RBSG of its businesses, operations and assets and RBSH Group’s refocus on core strengths and its disposal programme, RBS Holdings has been restructured into Core and Non-Core components. RBSH Group expects to substantially run down or dispose of the businesses, assets and portfolios within the Non-Core division by the end of 2013 and, during the course of 2010 and 2011, it concluded the sales of businesses in Latin America, Asia, Europe and the Middle East.

Because the ability to dispose of assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which remain challenging, there is no assurance that RBSH Group will be able to sell or run-down (as applicable) those remaining businesses it is seeking to exit either on favourable economic terms to RBSH Group or at all. In addition, material tax liabilities could arise on the disposal of assets. Furthermore, there is no assurance that any conditions precedent agreed will be satisfied, or consents and approvals required will be obtained in a timely manner, or at all.

RBSH Group may be liable for any deterioration in businesses being sold between the announcement of the disposal and its completion, which period may be lengthy and may span many months. In addition, RBSH Group may be exposed to certain risks until completion, including risks arising out of ongoing liabilities and obligations, breaches of covenants, representations and warranties, indemnity claims, transitional services arrangements and redundancy or other transaction-related costs.

The planned reorganisation, exit and downsizing of business activities announced in January 2012 will be time intensive and costly, the extent to which is not fully ascertainable. The process of implementing these changes may result in further disruption to RBSH Group and the businesses it is trying to exit or downsize.

The occurrence of any of the risks described above could negatively affect RBSH Group's ability to implement its strategic plan and have a material adverse effect on RBSH Group’s business, results of operations, financial condition, capital ratios and liquidity and could result in a loss of value in the Securities.

As a condition to the RBSG Group receiving HM Treasury support, RBSH Group is prohibited from making discretionary coupon payments on, and exercising call options in relation to, certain of its existing hybrid capital instruments, which may impair RBSH Group’s ability to raise new capital through the issuance of Securities
The RBSG Group was required to obtain State Aid approval for the aid given to the RBSG Group by Her Majesty’s Treasury in the United Kingdom (HM Treasury) as part of the placing and open offer undertaken by RBSG in December 2008, the issuance of £25.5 billion of B shares in the capital of RBSG which are, subject to certain terms and conditions, convertible into ordinary shares in the share capital of RBSG to HM Treasury, a contingent commitment by HM Treasury to subscribe for up to an additional £8 billion of B shares in the capital of RBSG Group if certain conditions are met and the RBSG Group’s participation in the United Kingdom Government’s Asset Protection Scheme (the APS), which covers, among other things, a pool of assets within the businesses of RBSH Group (the former ABN AMRO Holding N.V. group) that were acquired by the RBSG Group (together, the ‘State Aid’). In that context, as part of the terms of the State Aid approval, the RBSG Group, together with HM Treasury, agreed with the terms of a State Aid restructuring plan. On 26 November 2009, RBSG also entered into a State Aid Commitment Deed with HM Treasury containing commitments and undertakings given by RBSG to HM Treasury that are designed to ensure that HM Treasury is able to comply with the commitments given by it to the European Commission for the purpose of obtaining approval for the State Aid provided to RBSG.

As part of these commitments and undertakings, RBSG has agreed that RBS Holdings will not pay investors any coupons on, or exercise any call rights in relation to, certain hybrid capital instruments specified in an announcement by RBSG on 31 August 2010, unless in any such case there is a legal obligation to do so, for an effective period of two years commencing on 1 April 2011. RBSH Group is also subject to restrictions on the exercise of call rights in relation to RBSH Group’s other hybrid capital instruments.

Additional Information continued	Additional information

Risk factors continued
It is possible that RBSH Group may, in future, be subject to further restrictions on payments on RBSH Group’s hybrid capital instruments, whether as a result of undertakings given to regulatory bodies, changes to capital requirements such as the Basel III rules published by the Basel Committee on 16 December 2010 or otherwise.

The undertakings described above may serve to limit RBSH Group’s ability to raise new capital through the issuance of Securities.

The financial performance of RBSH Group has been, and continues to be, materially affected by deteriorations in borrower and counterparty credit quality and further deteriorations could arise due to prevailing economic and market conditions and legal and regulatory developments
RBSH Group has exposure to many different industries and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and counterparties are inherent in a wide range of RBSH Group’s businesses. In particular, RBSH Group has significant exposure to certain individual counterparties in weakened business sectors and geographic markets and also has concentrated country exposure in the Netherlands and across the rest of Europe, the United States and within certain business sectors, namely financial institutions and natural resources sectors. For a discussion of RBSH Group’s exposure to country risk, see pages 74 to 81.

RBSH Group may continue to see adverse changes in the credit quality of its borrowers and counterparties, for example as a result of their inability to refinance their debts, with increasing delinquencies, defaults and insolvencies across a range of sectors and in a number of geographic markets. Since the credit quality of RBSH Group’s borrowers and counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in their respective markets, a significant deterioration in economic and market conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and also impact RBSH Group’s ability to enforce contractual security rights. In addition, RBSH Group’s credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to RBSH Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. Any such losses could have an adverse effect on RBSH Group’s results of operations and financial condition or result in a loss of value in the Securities.

Financial services institutions that deal with each other are inter-related as a result of trading, investment, clearing, counterparty and other relationships. Within the financial services industry, the default of any one institution could lead to defaults by other institutions. Concerns about, or a default by, one institution could lead to significant liquidity problems and losses or defaults by other institutions, as the commercial and financial soundness of many financial institutions may be closely related as a result of this credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses for or defaults by RBSH Group. This ‘systemic’ risk may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which RBSH Group interacts on a daily basis, all of which could have a material adverse effect on RBSH Group’s access to liquidity or could result in losses which could have a material adverse effect on RBSH Group’s financial condition, results of operations and prospects or result in a loss of value in the Securities.

The trends and risks affecting borrower and counterparty credit quality have caused, and in the future may cause, RBSH Group to experience further and accelerated impairment charges, higher costs, additional write-downs and losses for RBSH Group and an inability to engage in routine funding transactions, and may result in a loss of value in the Securities.

RBSH Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions
Financial markets continue to be subject to significant stress conditions, where steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, as exemplified by losses arising out of asset-backed collateralised debt obligations, residential mortgage-backed securities and the leveraged loan market. In dislocated markets, hedging and other risk management strategies may not be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties. Severe market events have resulted in RBSH Group recording large write-downs on its credit market exposures in recent years. Any deterioration in economic and financial market conditions could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of RBSH Group’s exposures. Valuations in future periods, reflecting, among other things, then prevailing market conditions and changes in the credit ratings of certain of RBSH Group’s assets, may result in significant changes in the fair values of RBSH Group’s exposures, even in respect of exposures, such as credit market exposures, for which RBSH Group has previously recorded write-downs. In addition, the value ultimately realised by RBSH Group may be materially different from the current or estimated fair value. Any of these factors could require RBSH Group to recognise further significant write-downs in addition to those already recorded or realised or realise increased impairment charges, which may have a material adverse effect on its financial condition, results of operations and capital ratios or result in a loss of value in the Securities.

Further information about the write-downs which RBSH Group has incurred during the year ended 31 December 2011 is set out in Note 11 on page 150.

Additional Information continued	Additional information

Risk factors continued
Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect RBSH Group’s business and results of operations
Some of the most significant market risks RBSH Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity price and basis, volatility and correlation risks. Changes in interest rate levels (or extended periods of low interest rates), yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress. Changes in currency rates, particularly in the euro-sterling and euro-US dollar exchange rates, affect the value of assets, liabilities, income and expenses denominated in non-euro currencies and the reported earnings of RBS Holding’s non-eurozone incorporated subsidiaries and may affect RBS Holdings’ reported consolidated financial condition or RBSH Group’s income from foreign exchange dealing. For accounting purposes, RBSH Group values some of its issued debt, such as debt securities, at the current market price. Factors affecting the current market price for such debt, such as the credit spreads of RBSH Group, may result in a change to the fair value of such debt, which is recognised in the income statement as a profit or loss.

The performance of financial markets affects bond, equity and commodity prices, which has caused, and may in the future cause, changes in the value of RBSH Group’s investment and trading portfolios. As part of its ongoing derivatives operations, RBSH Group also faces significant basis, volatility and correlation risks, the occurrence of which are also impacted by the factors noted above. While RBSH Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult, particularly in the current environment, to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on RBSH Group’s financial performance and business operations.

RBSH Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its credit ratings
The credit rating of RBS N.V. has been subject to change and may change in the future, which could impact its cost of, access to and sources of financing and liquidity. A number of European financial institutions, including RBS N.V. and other RBSG Group members, were downgraded during the course of 2011 in connection with a review of systemic support assumptions incorporated into bank ratings. Rating agencies continue to evaluate the rating methodologies applicable to UK and European financial institutions and any change in such rating agencies’ methodologies could materially adversely affect the credit ratings of Group companies. Any further reductions in the long-term or short-term credit ratings of RBS N.V. would increase RBSH Group’s borrowing costs, require RBSH Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit RBSH Group’s access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. At 31 December 2011, a one notch downgrade in RBSH Group’s credit rating would have required RBSH Group to post an estimated additional €670 million of collateral without taking into account mitigating action by management. The credit ratings of RBS N.V. are also important to RBSH Group when competing in certain markets. As a result, any further reductions in RBS N.V.’s long-term or short-term credit ratings could adversely affect RBSH Group’s access to liquidity and its competitive position, increase its funding costs and have a material adverse impact on RBSH Group’s earnings, cash flow and financial condition or result in a loss of value in the Securities.

RBSH Group’s business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements
Effective management of RBSH Group’s capital is critical to its ability to operate its businesses and to pursue its strategy of returning to standalone strength. RBSH Group is required by regulators in the Netherlands and other jurisdictions in which it undertakes regulated activities to maintain adequate capital resources. The maintenance of adequate capital is also necessary for RBSH Group’s financial flexibility in the face of continuing turbulence and uncertainty in the global economy.

The package of reforms to the regulatory capital framework published by the Basel Committee on Banking Supervision (the Basel Committee) in December 2010 and January 2011 includes materially increasing the minimum common equity requirement and the total Tier 1 capital requirement. In addition, banks will be required to maintain, in the form of common equity (after the application of deductions), a capital conservation buffer to withstand future periods of stress, bringing the total common equity requirements to 7  per cent. If there is excess credit growth in any given country resulting in a system-wide build-up of risk, a counter-cyclical buffer within a range of 0  per cent. to 2.5  per cent. of common equity is to be applied as an extension of the conservation buffer. In addition, a leverage ratio will be introduced, together with a liquidity coverage ratio and a net stable funding ratio.  Further measures may include bail-in debt (which could be introduced by statute, possibly impacting existing as well as future issues of debt and exposing them to the risk of conversion into equity and/or write-down of principal amount). Such measures would be in addition to proposals for the write-off of Tier 1 and Tier 2 debt (and its possible conversion into ordinary shares) if a bank becomes non-viable.

In November 2011, the Basel Committee proposed that global systemically important banks be subject to an additional common equity Tier 1 capital requirement ranging from 1  per cent. to 2.5  per cent., depending on a bank’s systemic importance. To provide a disincentive for banks facing the highest charge to increase materially their global systemic importance in the future, an additional 1  per cent. surcharge would be applied in such circumstances.

On 4 November 2011, the Financial Stability Board (FSB) published its policy framework for addressing the systemic risks associated with global systemically important financial institutions (GSIFI). In this paper, the RBSG Group was identified as a GSIFI. As a result the RBSG Group will be required to meet resolution planning requirements by the end of 2012 as well as have additional loss absorption capacity of 2.5  per cent. of risk-weighted assets which will need to be met with common equity. In addition, GSIFIs are to be subjected to more intensive and effective supervision. The additional capital requirements are to be applied to GSIFIs identified in 2014 (the FSB will update its list every three years) and phased in beginning in 2016.

Additional Information continued	Additional information

Risk factors continued
The implementation of the Basel III reforms will begin on 1 January 2013; however, the requirements are subject to a series of transitional arrangements and will be phased in over a period of time, to be fully effective by 2019.

The Basel III rules have not yet been approved by the EU and their incorporation into European and national law has, accordingly, not yet taken place. On 20 July 2011, the European Commission published a legislative package of proposals (known as CRD IV) to implement the changes through the replacement of the existing Capital Requirements Directive with a new Directive and Regulation. As with Basel III, the proposals contemplate the entry into force of the new legislation from 1 January 2013, with full implementation by January 2019; however, the proposals allow the Netherlands to implement the stricter definition and/or level of capital more quickly than is envisaged under Basel III.

The ICB recommendations and the UK Government’s response supporting such recommendations includes proposals to increase capital and loss-absorbency to levels that exceed the proposals under Basel III/CRD IV. These requirements, as well as the other recommendations of the ICB, are expected to be phased in between 2015 and 2019. As the implementation of the ICB recommendations will be the subject of legislation not yet adopted RBSH Group cannot predict the impact such rules will have on the RBSG Group’s (including RBSH Group’s) overall capital requirements or how they will affect the RBSG Group’s (including RBSH Group’s) compliance with capital and loss absorbency requirements of Basel III/CRD IV.

To the extent RBSH Group has estimated the indicative impact that Basel III reforms may have on its risk-weighted assets and capital ratios, such estimates are preliminary and subject to uncertainties and may change. In particular, the estimates assume mitigating actions will be taken by RBSH Group (such as deleveraging of legacy positions and securitisations, including non-core, as well as other actions being taken to de-risk market and counterparty exposures), which may not occur as anticipated, in a timely manner, or at all.

The Basel Committee changes and other future changes to capital adequacy and liquidity requirements in the Netherlands and in other jurisdictions in which RBSH Group operates, including any application of increasingly stringent stress case scenarios by the regulators in the Netherlands and other jurisdictions in which RBSH Group undertakes regulated activities, may require RBSH Group to raise additional Tier 1 (including Core Tier 1) and Tier 2 capital by way of further issuances of securities and will result in existing Tier 1 and Tier 2 securities issued by RBSH Group ceasing to count towards RBSH Group’s regulatory capital, either at the same level as present or at all. If RBSH Group is unable to raise the requisite Tier 1 and Tier 2 capital, it may be required to further reduce the amount of its risk-weighted assets and engage in the disposal of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to RBSH Group.

As at 31 December 2011, RBSH Group’s Tier 1 and Core Tier 1 capital ratios were 12.0  per cent. and 8.4  per cent., respectively, calculated in accordance with Dutch Central Bank (De Nederlandsche Bank N.V.) requirements.

Any change that limits RBSH Group’s ability to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) or to access funding sources, could have a material adverse impact on its financial condition and regulatory capital position or result in a loss of value in the Securities.

RBSH Group is and may be subject to litigation and regulatory investigations that may have a material impact on its business
RBSH Group’s operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, RBSH Group is, and may in the future be, involved in various disputes, legal proceedings and regulatory investigations in the Netherlands, the United Kingdom, other parts of the EU, the United States and other jurisdictions, including class action litigation, LIBOR related litigation and investigations and anti-money laundering, sanctions and compliance related investigations. The RBSG Group may also incur the risk of civil suits, criminal liability or regulatory actions as a result of its disclosure obligations to HM Treasury under the APS. In addition, RBSH Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects that environment to continue for the foreseeable future, particularly as it relates to compliance with new and existing corporate governance, employee compensation, conduct of business, anti-money laundering and anti-terrorism laws and regulations, as well as the provisions of applicable sanctions programmes. Disputes, legal proceedings and regulatory investigations are subject to many uncertainties, and their outcomes are often difficult to predict, particularly in the early stages of a case or investigation. Adverse regulatory action or adverse judgments in litigation could result in restrictions or limitations on RBSH Group’s operations or have a significant effect on RBSH Group’s reputation or results of operations or result in a loss of value in the Securities. For details about certain litigation and regulatory investigations in which RBSH Group is involved, see pages 172 to 174.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate
Under International Financial Reporting Standards as adopted by the EU (IFRS), RBSH Group recognises at fair value: (i) financial instruments classified as ‘held-for-trading’ or ‘designated as at fair value through profit or loss’; (ii) financial assets classified as ‘available-for-sale’; and (iii) derivatives, each as further described in Accounting policies on pages 114 to 118. Generally, to establish the fair value of these instruments, RBSH Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data.

Additional Information continued	Additional information

Risk factors continued
In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In such circumstances, RBSH Group’s internal valuation models require RBSH Group to make assumptions, judgements and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. These assumptions, judgements and estimates will need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on RBSH Group’s earnings and financial condition or result in a loss of value in the Securities.

RBSH Group operates in markets that are highly competitive and its business and results of operations may be adversely affected
The competitive landscape for banks and other financial institutions in the Netherlands, the United Kingdom, the United States and throughout the rest of Europe is subject to rapid change and recent regulatory and legal changes are likely to result in new market participants and changed competitive dynamics in certain key areas. In order to compete effectively, certain financial institutions may seek to consolidate their businesses or assets with other parties. This consolidation, in combination with the introduction of new entrants into the markets in which RBSH Group operates, is likely to increase competitive pressures on RBSH Group.

In addition, certain competitors may have access to lower cost funding than RBSH Group and may have stronger and more efficient operations. Furthermore, RBSH Group’s competitors may be better able to attract and retain clients and key employees, which may have a negative impact on RBSH Group’s relative performance and future prospects. In addition, future disposals and restructurings by RBSH Group and the compensation structure and restrictions imposed on RBSH Group may also have an impact on its ability to compete effectively. These and other changes to the competitive landscape could adversely affect RBSH Group’s business, margins, profitability, financial condition and prospects or result in a loss of value in the Securities.

RBSH Group could fail to attract or retain senior management, which may include members of RBSH Group’s Supervisory Board and Managing Board, or other key employees, and it may suffer if it does not maintain good employee relations
RBSH Group’s ability to implement its strategy and its future success depends on its ability to attract, retain and remunerate highly skilled and qualified personnel, including its senior management, which include members of RBSH Group’s Supervisory Board and Managing Board or other key employees, competitively with its peers. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and heightened scrutiny of, and (in some cases) restrictions placed upon, management and employee compensation arrangements, in particular those in receipt of Government support (such as the RBSG Group).

In addition to the effects of such measures on RBSH Group’s ability to retain senior management and other key employees, the marketplace for skilled personnel is becoming more competitive, which means the cost of hiring, training and retaining skilled personnel may increase. The failure to attract or retain a sufficient number of appropriately skilled personnel could place RBSH Group at a significant competitive disadvantage and prevent RBSH Group from successfully implementing its strategy, which could have a material adverse effect on RBSH Group’s financial condition and results of operations or result in a loss of value in the Securities.

In addition, certain of RBSH Group’s employees in Europe and other jurisdictions in which RBSH Group operates are represented by employee representative bodies, including works councils and trade unions. Engagement with its employees and such bodies is important to RBSH Group and a breakdown of these relationships could adversely affect RBSH Group’s business, reputation and results. As RBSH Group implements cost-saving initiatives and disposes of, or runs-down, certain assets or businesses (including as part of its restructuring plans), it faces increased risk in this regard and there can be no assurance that RBSH Group will be able to maintain good relations with its employees or employee representative bodies in respect of all matters. As a result, RBSH Group may experience strikes or other industrial action from time to time, which could have an adverse effect on its business and results of operations and could cause damage to its reputation.

Each of RBSH Group’s businesses is subject to substantial regulation and oversight. Significant regulatory developments, including changes in tax law, could have an adverse effect on how RBSH Group conducts its business and on its results of operations and financial condition
RBSH Group is subject to extensive financial services laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. All of these are subject to change, particularly in the current regulatory and market environment, where there have been unprecedented levels of government intervention (including nationalisations and injections of government capital), changes to the regulations governing financial institutions and reviews of the industry in the United Kingdom, the United States and many European countries. In recent years, there has also been increasing focus in the Netherlands, the United Kingdom, the United States and other jurisdictions in which RBSH Group operates on compliance with anti-bribery, anti-money laundering, anti-terrorism and other similar sanctions regimes.

As a result of the environment in which RBSH Group operates, increasing regulatory focus in certain areas and ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the RBSG Group’s participation in government or regulator-led initiatives), RBSH Group is facing greater regulation and scrutiny in the Netherlands, the United Kingdom, the United States and other countries in which it operates, including throughout the rest of Europe.

Although it is difficult to predict with certainty the effect that recent regulatory developments and heightened levels of public and regulatory scrutiny will have on RBSH Group, the enactment of legislation and regulations in the Netherlands and other jurisdictions in which RBSH Group operates (such as new liquidity rules in the Netherlands in anticipation of the implementation of, and other changes required by, the EU Capital Requirements Directives, the bank levy in the United Kingdom or the Dodd-Frank Wall Street

Additional Information continued	Additional information

Risk factors continued
Reform and Consumer Protection Act in the United States) is likely to result in increased capital and liquidity requirements and changes in regulatory requirements relating to the calculation of capital and liquidity metrics or other prudential rules relating to capital adequacy frameworks, and may result in an increased number of regulatory investigations and actions. Any of these developments could have an adverse impact on how RBSH Group conducts its business, applicable authorisations and licences, the products and services it offers, its reputation, the value of its assets, its funding costs and its results of operations and financial condition or result in a loss of value in the Securities.

Areas in which, and examples of where, governmental policies, regulatory changes and increased public and regulatory scrutiny could have an adverse impact on RBSH Group include those set out above as well as the following:

•	the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;
•
requirements to separate retail banking from investment banking, and restrictions on proprietary trading and similar activities within a commercial bank and/or a group which contains a commercial bank;

•	the design and potential implementation of government-mandated resolution or insolvency regimes;
•	the imposition of government-imposed requirements with respect to lending to small and medium sized businesses and larger commercial and corporate entities and residential mortgage lending;
•	requirements to operate in a way that prioritises objectives other than shareholder value creation;
•	changes to financial reporting standards (including accounting standards), corporate governance requirements, corporate structures and conduct of business rules;
•	the imposition of restrictions on RBSH Group’s ability to compensate its senior management and other employees;
•	regulations relating to, and enforcement of, anti-bribery, anti-money laundering, anti-terrorism or other similar sanctions regimes;
•	rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;
•	other requirements or policies affecting RBSH Group’s profitability, such as the imposition of onerous compliance obligations, further restrictions on business growth or pricing;
•
the introduction of, and changes to, taxes, levies or fees applicable to RBSH Group’s operations (such as the imposition of financial activities taxes and changes in tax rates that reduce the value of deferred tax assets); and

•	the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in EU member states or in other countries, such as the United States).

RBSH Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations
RBSH Group maintains a number of defined contribution pension schemes and defined benefit pension schemes for past and a number of current employees. The RBS AA Pension Scheme in the UK and the Stichting Pensioenfonds RBS Nederland in the Netherlands are the largest of the schemes for RBSH Group and its main sources of pension risk. Pensions risk is the risk that the assets of RBSH Group’s various defined benefit pension schemes which are long term in nature do not fully match the timing and amount of the schemes’ liabilities, as a result of which RBSH Group is required or chooses to make additional contributions to the schemes. Pension scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in applicable legislation. The schemes’ assets comprise investment portfolios that are held to meet projected liabilities to the scheme members. Risk arises from the schemes because the value of these asset portfolios, returns from them and any additional future contributions to the schemes may be less than expected and because there may be greater than expected increases in the estimated value of the schemes’ liabilities. In these circumstances, RBSH Group could be obliged, or may choose, to make additional contributions to the schemes, and during recent periods, RBSH Group has voluntarily made such contributions to the schemes. Given the recent economic and financial market difficulties and the prospect that they may continue over the near and medium term, RBSH Group may experience increasing pension deficits or be required or elect to make further contributions to its pension schemes and such deficits and contributions could be significant and have an adverse impact on RBSH Group’s results of operations or financial condition or result in a loss of value in the Securities.

Operational risks are inherent in RBSH Group’s businesses
RBSH Group’s operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. RBSH Group has complex and geographically diverse operations and operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisation, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-bribery, anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, business continuity and data security system failures, natural disasters or the inadequacy or failure of systems and controls, including those of RBSH Group’s suppliers or counterparties. Although RBSH Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, to identify and rectify weaknesses in existing procedures and to train staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by RBSH Group. Any weakness in these systems or controls, or any breaches or alleged breaches of such laws or regulations, could result in increased regulatory supervision, enforcement actions and other disciplinary action, and have an adverse impact on RBSH Group’s business, applicable authorisations and licences, reputation, results of operations and the price of the Securities.

Additional Information continued	Additional information

Risk factors continued
RBSH Group’s operations have inherent reputational risk
Reputational risk, meaning the risk to earnings and capital from negative public opinion, is inherent in RBSH Group’s business. Negative public opinion can result from the actual or perceived manner in which RBSH Group conducts its business activities, from RBSH Group’s financial performance, from the level of direct and indirect government support or from actual or perceived practices in the banking and financial industry. Negative public opinion may adversely affect RBSH Group’s ability to keep and attract customers. RBSH Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk.

The recoverability and regulatory capital treatment of certain deferred tax assets recognised by RBSH Group depends on RBSH Group’s ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation, regulatory requirements or accounting standards
In accordance with IFRS, RBSH Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation or accounting standards may reduce the recoverable amount of the recognised deferred tax assets.

There is currently no restriction in respect of deferred tax assets recognised by RBSH Group for regulatory purposes. Changes in regulatory capital rules may restrict the amount of deferred tax assets that can be recognised and such changes could lead to a reduction in RBSH Group’s Core Tier 1 capital ratio. In particular, on 16 December 2010, the Basel Committee published the Basel III rules setting out certain changes to capital requirements which include provisions limiting the ability of certain deferred tax assets to be recognised when calculating the common equity component of Tier 1 capital. CRD IV which will implement Basel III in the EU includes similar limitations. The implementation of the Basel III restrictions on recognition of deferred tax assets within the common equity component of Tier 1 are subject to a phased-in deduction starting on 1 January 2014, to be fully effective by 1 January 2018.

Risks relating to the Asset Protection Scheme and the Contracts (as defined below)
The two paragraphs set out below provide certain background information in relation to the Asset Protection Scheme and the Contracts. The remainder of the paragraphs set out in this section headed ‘Risks relating to the Asset Protection Scheme and the Contracts’ (as defined below) provide details of material risks relating to the Asset Protection Scheme and the Contracts.

On 22 December 2009, the RBSG Group acceded to the APS with HM Treasury acting on behalf of the United Kingdom Government. Neither RBS Holdings nor RBS N.V. is a party to the APS. The APS is a unique form of credit protection over a complex range of diversified assets and exposures (the Covered Assets) in a number of jurisdictions and, as at 31 December 2011, included assets and exposures of RBS N.V. and its wholly-owned subsidiaries in the amount of €10.9 billion (the RBS N.V. Covered Assets). If losses on assets covered by the APS exceed £60 billion (net of recoveries), HM Treasury will bear 90  per cent. of further losses. In the event of a further severe or prolonged economic downturn, which could result in extreme credit losses on the RBSG Group’s asset portfolio, the APS provides additional protection to the RBSG Group’s capital ratios and financial position. The RBSG Group continues to carry the risk of losses, impairments and write-downs with respect to assets not covered by the APS.

On 26 November 2009, RBS N.V. and RBS entered into two back-to-back contracts in relation to the RBS N.V. Covered Assets, which were effective from 22 December 2009 (the Contracts). Pursuant to the Contracts, RBS N.V. has purchased credit protection through a financial guarantee and a credit default swap arrangement with RBS to strengthen its capital position and to de-risk future earnings. The guarantee agreement provides RBS N.V. with 100  per cent. protection over a specific portfolio of covered assets held at amortised cost by RBS N.V. and its consolidated subsidiaries (the RBS N.V. Group). The credit derivative agreement provides equivalent protection over a portfolio of derivatives owned by the RBS N.V. Group. The Contracts were amended and restated on 16 July 2010 with retrospective effect. The amendments related to, among other things, the triggers for, and calculation of, losses in respect of which protection is provided under the Contracts. If RBSH Group is required to seek consent from the Dutch Central Bank for the appointment of a step-in manager by HM Treasury in respect of RBS N.V. Covered Assets, and such consent is not obtained by the date on which the step-in rights must be effective, and other options to effect compliance are not possible, the relevant RBS N.V. Covered Assets would need to be withdrawn by the RBSG Group from the APS where possible. If the RBSG Group cannot withdraw such Covered Assets from the APS, the RBSG Group would be likely to lose protection in respect of these assets under the APS and/or may be liable under its indemnity to HM Treasury.

The extensive governance, asset management and information requirements under the Scheme Conditions, which RBSH Group is required to comply with, or to ensure that RBS can comply with, pursuant to the Contracts may have an adverse impact on RBSH Group and the expected benefits of the APS
HM Treasury may, following consultation with the RBSG Group, modify or replace certain of the Scheme Conditions in such a manner as it considers necessary (acting reasonably) in certain circumstances. Such modifications or replacements may be retrospective. The protection provided to RBSH Group by the Contracts is linked, in certain respects, to the protection that the RBSG Group receives under the APS. As a consequence, modifications to, or replacements of, the Scheme Conditions may result in (i) a loss of or reduction in the protection expected by RBSH Group under the Contracts, (ii) an increase in the risk weightings of the RBS N.V. Covered Assets, (iii) a material increase in the continuing reporting obligations or asset management conditions under the Scheme Conditions which RBSH Group is required to comply with, or to ensure that RBS can comply with, pursuant to the Contracts and/or (iv) restrictions or limitations on RBSH Group’s operations. The consequences of any such modifications are impossible to quantify and are difficult to predict and may have a material adverse effect on RBSH Group’s financial condition and results of operations.

Additional Information continued	Additional information

Risk factors continued
There are extensive governance, asset management and information requirements under the Scheme Conditions in relation to the RBS N.V. Covered Assets which RBSH Group is required to comply with, or to ensure that RBS can comply with, pursuant to the Contracts and HM Treasury also has the right to require the appointment of one or more step-in managers to exercise certain step-in rights in certain circumstances. The step-in rights are extensive and include certain oversight, investigation, approval and other rights, the right to require the modification or replacement of any of the systems, controls, processes and practices of RBSH Group and extensive rights in relation to the direct management and administration of the RBS N.V. Covered Assets.

Additionally pursuant to the accession agreement between HM Treasury and RBSG relating to the accession to the APS (the Accession Agreement), HM Treasury has the right to require RBS to appoint one or more Special Advisers (SOC Special Advisers) to exercise oversight functions over certain assets in the APS. On 18 June 2010, the Asset Protection Agency required that RBS appoint SOC Special Advisers in relation to certain assets and business areas in order to provide additional support to the Senior Oversight Committee of RBS. There have been four such appointments to date granting certain oversight rights in relation to certain specified assets and the work of each of the SOC Special Advisers is now substantially completed. Two of those appointments related to assets owned by RBS N.V.

The obligations of RBSH Group and the rights of HM Treasury may, individually or in the aggregate, impact the way RBSH Group runs its business and may serve to limit RBSH Group’s operations with the result that RBSH Group’s business, results of operations and financial condition will suffer. In addition, the market’s reaction to such controls and limitations may have an adverse impact on the price of the Securities.

Any changes to the expected regulatory capital treatment of the Contracts may have a material adverse impact on RBSH Group
One of the key objectives of the Contracts was to improve capital ratios at a consolidated level for RBSH Group and at an individual level for certain relevant Group members. However, there is a risk that the regulatory capital treatment applied by relevant regulators may differ from that assumed by RBSH Group in respect of the Contracts. Any changes to the regulatory capital treatment of the Contracts could negatively impact RBSH Group’s capital ratios as expected, and this could cause RBSH Group’s business, results of operations and financial condition to suffer, its credit ratings to drop, its ability to lend and access to funding to be further limited and its cost of funding to increase. The occurrence of any or all of such events may cause the price of the Securities to decline.

The legal demerger of ABN AMRO Bank N.V. (as it was then named) has resulted in a cross liability that changes the legal recourse available to investors
On 6 February 2010, ABN AMRO Bank N.V. (as it was then named) was demerged into two entities, being RBS N.V. (the former ABN AMRO Bank N.V.) and the new ABN AMRO Bank.

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

Investors should be aware that the materialisation of any of the above risks may adversely affect the value of any Securities.

Additional Information continued	Additional information

Glossary of terms
Adjustable rate mortgage (ARM) - in the US, a variable-rate mortgage. ARMs include: hybrid ARMs which typically have a fixed-rate period followed by an adjustable-rate period; interest-only ARMs where interest only is payable for a specified number of years, typically for three to ten years; and payment-option ARMs that allow the borrower to choose periodically between various payment options.

Alt-A (Alternative A-paper) - a US description for mortgage loans with a higher credit quality than sub-prime loans but with features that disqualify the borrower from a traditional prime loan. Alt-A lending characteristics include limited documentation; high loan-to-value ratio; secured on non-owner occupied properties; and debt-to-income ratio above normal limits.

Arrears - the aggregate of contractual payments due on a debt that have not been met by the borrower. A loan or other financial asset is said to be 'in arrears' when payments have not been made. When a customer is in arrears, the entire outstanding balance is said to be delinquent (see Delinquency).

Asset-backed commercial paper (ABCP) - a form of asset-backed security generally issued by a commercial paper conduit.

Asset-backed securities (ABS) - securities that represent interests in specific portfolios of assets. They are issued by a special purpose entity following a securitisation. The underlying portfolios commonly comprise residential or commercial mortgages but can include any class of asset that yields predictable cash flows. Payments on the securities depend primarily on the cash flows generated by the assets in the underlying pool and other rights designed to assure timely payment, such as guarantees or other credit enhancements. Collateralised bond obligations, collateralised debt obligations, collateralised loan obligations, commercial mortgage backed securities and residential mortgage backed securities are all types of ABS.

Assets under management - assets managed by RBSH Group on behalf of clients.

Basel II - the capital adequacy framework issued by the Basel Committee on Banking Supervision in June 2006 in the form of the ‘International Convergence of Capital Measurement and Capital Standards’.

Basel III - in December 2010, the Basel Committee on Banking Supervision issued final rules: ‘Basel III: A global regulatory framework for more resilient banks and banking systems’ and ‘Basel III: International framework for liquidity risk measurement, standards and monitoring’. These strengthened global regulatory standards on bank capital adequacy and liquidity and will be phased in from 2013 with full implementation by 1 January 2019.

Basis point - one hundredth of a  per cent. i.e. 0.01  per cent. 100 basis points is 1  per cent. Used when quoting movements in interest rates or yields on securities.

Certificates of deposit (CDs) - bearer negotiable instruments acknowledging the receipt of a fixed term deposit at a specified interest rate.

Collateralised bond obligations (CBOs) - asset-backed securities for which the underlying asset portfolios are bonds, some of which may be sub-investment grade.

Collateralised debt obligations (CDOs) - asset-backed securities for which the underlying asset portfolios are debt obligations: either bonds (collateralised bond obligations) or loans (collateralised loan obligations) or both. The credit exposure underlying synthetic CDOs derives from credit default swaps. The CDOs issued by an individual vehicle are usually divided in different tranches: senior tranches (rated AAA), mezzanine tranches (AA to BB), and equity tranches (unrated). Losses are borne first by the equity securities, next by the junior securities, and finally by the senior securities; junior tranches offer higher coupons (interest payments) to compensate for their increased risk.

Collateralised debt obligation squared (CDO-squared) - a type of collateralised debt obligation where the underlying asset portfolio includes tranches of other CDOs.

Collateralised loan obligations (CLOs) - asset-backed securities for which the underlying asset portfolios are loans, often leveraged loans.

Collectively assessed loan impairment provisions - impairment loss provisions in respect of impaired loans, such as credit cards or personal loans, that are below individual assessment thresholds. Such provisions are established on a portfolio basis, taking account of the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends.

Commercial mortgage backed securities (CMBS) - asset-backed securities for which the underlying asset portfolios are loans secured on commercial real estate.

Commercial paper (CP) - unsecured obligations issued by a corporate or a bank directly or secured obligations (asset-backed CP), often issued through a commercial paper conduit, to fund working capital. Maturities typically range from 2 to 270 days. However, the depth and reliability of some CP markets means that issuers can repeatedly roll over CP issuance and effectively achieve longer term funding. CP is issued in a wide range of denominations and can be either discounted or interest-bearing.

Commercial paper conduit - a special purpose entity that issues commercial paper and uses the proceeds to purchase or fund a pool of assets. The commercial paper is secured on the assets and is redeemed either by further commercial paper issuance, repayment of assets or liquidity drawings.

Commercial real estate - freehold and leasehold properties used for business activities. Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, agricultural land and buildings, warehouses, garages etc.

Additional Information continued	Additional information

Glossary of terms continued
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

Contractual maturity - the date in the terms of a financial instrument on which the last payment or receipt under the contract is due for settlement.

Core Tier 1 capital - called-up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and other regulatory deductions.

Core Tier 1 capital ratio - core Tier 1 capital as a percentage of risk-weighted assets.

Cost:income ratio - operating expenses as a percentage of total income.

Coverage ratio - impairment provisions as a percentage of impaired loans.

Covered bonds - debt securities backed by a portfolio of mortgages that are segregated from the issuer's other assets solely for the benefit of the holders of the covered bonds

CRD III - the CRD III package came into force on 1 January 2011.  It requires higher capital requirements for re-securitisations; upgrades disclosure standards for securitisation exposures; strengthens capital requirements for the trading book; and introduces new remuneration rules.

CRD IV - in July 2011, the European Commission published its proposed legislation for a Capital Requirements Directive and a Capital Requirements Regulation, which together form the CRD IV package. The package implements the Basel III capital proposals and also includes new proposals on sanctions for non-compliance with prudential rules, corporate governance and remuneration. It is due to be implemented from 1 January 2013 with transitional arrangements for some of its requirements.

Credit default swap (CDS) - a contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer upon a defined credit event in relation to a reference financial asset or portfolio of financial assets. Credit events usually include bankruptcy, payment default and rating downgrades.

Credit derivative product company (CDPC) - a special purpose entity that sells credit protection under credit default swaps or certain approved forms of insurance policies. Sometimes they can also buy credit protection. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers.

Credit derivatives - contractual agreements that provide protection against a credit event on one or more reference entities or financial assets. The nature of a credit event is established by the protection buyer and protection seller at the inception of a transaction, and such events include bankruptcy, insolvency or failure to meet payment obligations when due. The buyer of the credit derivative pays a periodic fee in return for a payment by the protection seller upon the occurrence, if any, of a credit event. Credit derivatives include credit default swaps, total return swaps and credit swap options.

Credit enhancements - techniques that improve the credit standing of financial obligations; generally those issued by an SPE in a securitisation. External credit enhancements include financial guarantees and letters of credit from third-party providers. Internal enhancements include excess spread - the difference between the interest rate received on the underlying portfolio and the coupon on the issued securities; and over-collateralisation - on securitisation, the value of the underlying portfolio is greater than the securities issued.

Credit risk - the risk that RBSH Group will incur losses owing to the failure of customers to meet their financial obligations to RBSH Group.

Credit risk assets - loans and advances (including overdraft facilities), instalment credit, finance lease receivables and other traded instruments across all customer types.

Credit risk mitigation - techniques such as the taking of collateral or obtaining a guarantee or other form of credit protection from a related or third party that reduce the credit risk associated with an exposure.

Credit risk spread - the difference between the coupon on a debt instrument and the benchmark or the risk-free interest rate for the instrument's maturity structure. It is the premium over the risk-free rate required by the market for the credit quality of a particular debt instrument.

Credit valuation adjustments - adjustments to the fair values of derivative assets to reflect the creditworthiness of the counterparty.

Currency swap - an arrangement in which two parties exchange specific principal amounts of different currencies at inception and subsequently interest payments on the principal amounts. Often, one party will pay a fixed rate of interest, while the other will pay a floating rate (though there are also fixed-fixed and floating-floating arrangements). At the maturity of the swap, the principal amounts are usually re-exchanged.

Customer accounts - money deposited with RBSH Group by counterparties other than banks and classified as liabilities. They include demand, savings and time deposits; securities sold under repurchase agreements; and other short term deposits. Deposits received from banks are classified as deposits by banks.

Debt restructuring - see Renegotiated loans.

Additional Information continued	Additional information

Glossary of terms continued
Debt securities - transferable instruments creating or acknowledging indebtedness. They include debentures, bonds, certificates of deposit, notes and commercial paper. The holder of a debt security is typically entitled to the payment of principal and interest, together with other contractual rights under the terms of the issue, such as the right to receive certain information. Debt securities are generally issued for a fixed term and redeemable by the issuer at the end of that term. Debt securities can be secured or unsecured.

Debt securities in issue - unsubordinated debt securities issued by RBSH Group. They include commercial paper, certificates of deposit, bonds and medium-term notes.

Deferred tax asset - income taxes recoverable in future periods as a result of deductible temporary differences - (temporary differences between the accounting and tax base of an asset or liability that will result in tax deductible amounts in future periods) - and the carry-forward of tax losses and unused tax credits.

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

Deposits by banks - money deposited with RBSH Group by banks and recorded as liabilities. They include money-market deposits, securities sold under repurchase agreements, federal funds purchased and other short term deposits. Deposits received from customers are recorded as customer accounts.

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

Discontinued operation - a component of RBSH Group that either has been disposed of or is classified as held for sale. A discontinued operation is either: a separate major line of business or geographical area of operations or part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or a subsidiary acquired exclusively with a view to resale.

Effective interest rate method - the effective interest method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument's initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that are an integral part of the instrument's yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

Equity risk - the risk of changes in the market price of the equities or equity instruments arising from positions, either long or short, in equities or equity-based financial instruments.

Exposure at default (EAD) - an estimate of the expected level of utilisation of a credit facility at the time of a borrower's default. The EAD may be higher than the current utilisation (e.g. in the case where further drawings may be made under a revolving credit facility prior to default) but will not typically exceed the total facility limit.

Fannie Mae (Federal National Mortgage Association) - a US Government Sponsored Enterprise. It buys mortgages, principally issued by banks, on the secondary market, pools them, and sells them as residential mortgage-backed securities to investors on the open market. Its obligations are not explicitly guaranteed by the full faith and credit of the US Government.

Federal Agencies - US federal agencies are independent bodies established by the US Government for specific purposes such as the management of natural resources, financial oversight or national security. A number of agencies, including Ginnie Mae, issue or guarantee publicly traded debt securities.

Federal Home Loan Mortgage Corporation - see Freddie Mac.

Federal National Mortgage Association - see Fannie Mae.

FICO score - a credit score calculated using proprietary software developed by the Fair Isaac Corporation in the US from a consumer's credit profile. The scores range between 300 and 850 and are used in credit decisions made by banks and other providers of credit.

Financial Services Compensation Scheme (FSCS) - the UK's statutory fund of last resort for customers of authorised financial services firms.  It pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the financial services industry.

First/second lien - a lien is a charge such as a mortgage held by one party, over property owned by a second party, as security for payment of some debt, obligation, or duty owed by that second party. The holder of a first lien takes precedence over all other encumbrances on that property i.e. second and subsequent liens.

Additional Information continued	Additional information

Glossary of terms continued
Forbearance - the term generally applied to an agreement, principally in relation to secured loans with retail customers experiencing temporary financial difficulty, to a payment moratorium, to reduced repayments or to roll up arrears. Forbearance loans are a subset of Renegotiated loans.

Forward contract - a contract to buy (or sell) a specified amount of a physical or financial commodity, at an agreed price, at an agreed future date.

Freddie Mac (Federal Home Loan Mortgage Corporation) - a US Government Sponsored Enterprise. It buys mortgages, principally issued by thrifts, on the secondary market, pools them, and sells them as residential mortgage-backed securities to investors on the open market. Its obligations are not explicitly guaranteed by the full faith and credit of the US Government.

Funding and liquidity risk - the risk that RBSH Group does not have sufficient financial resources to meet its commitments when they fall due, or can secure them only at excessive cost.

Futures contract - a contract which provides for the future delivery (or acceptance of delivery) of some type of financial instrument or commodity under terms established at the outset. Futures differ from forward contracts in that they are traded on recognised exchanges and rarely result in actual delivery; most contracts are closed out prior to maturity by acquisition of an offsetting position.

G10 - RBSH Group of Ten comprises the eleven industrial countries (Belgium, Canada, France, Germany, Italy, Japan, the Netherlands, Sweden, Switzerland, the United Kingdom and the United States) that have agreed to participate in the IMF's General Arrangements to Borrow.

Ginnie Mae (Government National Mortgage Association) - a US Government Agency that guarantees investors the timely payment of principal and interest on mortgage-backed securities for which the underlying asset portfolios comprise federally insured or guaranteed loans - mainly loans insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. Ginnie Mae obligations are fully and explicitly guaranteed as to the timely payment of principal and interest by the full faith and credit of the US Government.

Government Sponsored Enterprises (GSEs) - a group of financial services corporations created by the US Congress. Their function is to improve the efficiency of capital markets and to overcome statutory and other market imperfections which otherwise prevent funds from moving easily from suppliers of funds to areas of high loan demand. They include Fannie Mae and Freddie Mac.

Gross yield - the interest rate earned on average interest-earning assets i.e. interest income divided by average interest-earning assets.

Guaranteed mortgages - mortgages guaranteed by a government or government agency. In the US, government loan guarantee programmes are offered by the Federal Housing Administration, the Department of Veterans Affairs and the Department of Agriculture's Rural Housing Service. In the Netherlands, the Gemeentegarantie programme is run partly by the central government and partly by the municipalities.

Hedge funds - pooled investment vehicles that are not widely available to the public; their assets are managed by professional asset managers who participate in the performance of the fund.

Home equity loan - a type of loan in which the borrower uses the equity in their home as collateral. A home equity loan creates a charge against the borrower's house.

Impaired loans - all loans for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans.

Impairment allowance - see Loan impairment provisions.

Impairment losses – (a) for impaired financial assets measured at amortised cost, impairment losses - the difference between carrying value and the present value of estimated future cash flows discounted at the asset's original effective interest rate - are recognised in profit or loss and the carrying amount of the financial asset reduced by establishing a provision (allowance). (b) for impaired available-for-sale financial assets, the cumulative loss that had been recognised directly in equity is removed from equity and recognised in profit or loss as an impairment loss.

Individually assessed loan impairment provisions - impairment loss provisions for individually significant impaired loans assessed on a case-by-case basis, taking into account the financial condition of the counterparty and any guarantor and the realisable value of any collateral held.

Insurance risk - the risk of financial loss through fluctuations in the timing, frequency and/or severity of insured events, relative to the expectations at the time of underwriting.

Internal Capital Adequacy Assessment Process (ICAAP) - RBSH Group’s own assessment, as part of Basel II requirements, of its risks,  how it intends to mitigate those risks and how much current and future capital is necessary having considered other mitigating factors.

International Accounting Standards Board (IASB) - the independent standard-setting body of the IFRS Foundation. Its members are responsible for the development and publication of International Financial Reporting Standards (IFRSs) and for approving Interpretations of IFRS as developed by the IFRS Interpretations Committee.

Interest rate swap - a contract under which two counterparties agree to exchange periodic interest payments on a predetermined monetary principal, the notional amount.

Interest spread - the difference between the gross yield and the interest rate paid on average interest-bearing liabilities.

Additional Information continued	Additional information

Glossary of terms continued
Internal funding of trading business - the internal funding of the trading book comprises net banking book financial liabilities that fund financial assets in RBSH Group’s trading portfolios. Interest payable on these financial liabilities is charged to the trading book.

Investment grade - generally represents a risk profile similar to a rating of BBB-/Baa3 or better, as defined by independent rating agencies.

Latent loss provisions - loan impairment provisions held against impairments in the performing loan portfolio that have been incurred as a result of events occurring before the balance sheet date but which have not been identified as impaired at the balance sheet date. RBSH Group has developed methodologies to estimate latent loss provisions that reflect historical loss experience (adjusted for current economic and credit conditions) and the period between an impairment occurring and a loan being identified and reported as impaired.

Level 1: quoted price - level 1 financial instruments are valued using unadjusted quoted prices in active markets, for identical financial instruments. Examples include G10 government securities, listed equity shares, certain exchange-traded derivatives and certain US agency securities.

Level 2: valuation technique using observable inputs - level 2 financial instruments are valued using techniques based significantly on observable market data. Instruments in this category are valued using: (a) quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or (b) valuation techniques where all the inputs that have a significant effect on the valuations are directly or indirectly based on observable market data.

Level 3: valuation technique with significant unobservable inputs - level 3 financial instruments are valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, RBSH Group determines a reasonable level for the input. Level 3 financial instruments include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, unlisted equity shares, certain residual interests in securitisations, super senior tranches of high grade and mezzanine CDOs, other mortgage-based products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives.

Leveraged finance - funding (leveraged finance) provided to a business resulting in an overall level of debt in relation to cash flow that exceeds that which would be considered usual for the business or for the industry in which it operates. Leveraged finance is commonly employed to achieve a specific, often temporary, objective: to make an acquisition, to effect a buy-out or to repurchase shares.

Liquidity coverage ratio (LCR) - the ratio of the stock of high quality liquid assets to expected net cash outflows over the following 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks. The Basel III rules require this ratio to be at least 100% and it is expected to apply from 2015.

Liquidity enhancements - make funds available to ensure that the issuer of securities, usually a commercial paper conduit, can redeem the securities at maturity. They typically take the form of a committed facility from a third-party bank.

Loan impairment provisions – loan impairment provisions are established to recognise incurred impairment losses on a portfolio of loans classified as loans and receivables and carried at amortised cost. It has three components: individually assessed loan impairment provisions, collectively assessed loan impairment provisions and latent loss provisions.

Loan-to-deposit ratio - the ratio of loans and advances to customers net of provision for impairment losses and excluding reverse repurchase agreements to customer deposits excluding repurchase agreements.

Loan-to-value ratio - the amount of a secured loan as a percentage of the appraised value of the security e.g. the outstanding amount of a mortgage loan as a percentage of the property's value.

Loss given default (LGD) - the economic loss that may occur in the event of default i.e. the actual loss - that part of the exposure that is not expected to be recovered - plus any costs of recovery.

Market risk - the risk that the value of an asset or liability may change as a result of a change in market factors such as foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices.

Master netting agreement - an agreement between two counterparties that have multiple derivative contracts with each other that provides for the net settlement of all contracts through a single payment, in a single currency, in the event of default on, or termination of, any one contract.

Medium term notes (MTNs) - debt securities usually with a maturity of five to ten years, but the term may be less than one year or as long as 50 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are generally issued as senior unsecured debt.

Monoline insurers - entities that specialise in providing credit protection against the notional and interest cash flows due to the holders of debt instruments in the event of default. This protection is typically in the form of derivatives such as credit default swaps.

Mortgage-backed securities - asset-backed securities for which the underlying asset portfolios are loans secured on property. See Residential mortgage backed securities and Commercial mortgage backed securities.

Mortgage servicing rights - the rights of a mortgage servicer to collect mortgage payments and forward them, after deducting a fee, to the mortgage lender.

Additional Information continued	Additional information

Glossary of terms continued
Mortgage vintage - the year in which a mortgage loan was made to the customer.

Negative equity mortgages - mortgages where the value of the property mortgaged is less than the outstanding balance on the loan.

Net interest income - the difference between interest receivable on financial assets classified as loans and receivables or available-for-sale and interest payable on financial liabilities carried at amortised cost.

Net interest margin - net interest income as a percentage of average interest-earning assets.

Net stable funding ratio (NSFR) - introduced by Basel III, the NSFR is the ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100% with effect from 2015. Available stable funding would include such items as equity capital, preferred stock with a maturity of over one year and liabilities with a maturity of over one year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by the associated required stable funding factor. The NSFR is subject to an observation period and to review to address any unintended consequences.

Non-conforming mortgages - mortgage loans that do not meet the requirements for sale to US Government agencies or US Government sponsored enterprises. These requirements include limits on loan-to-value ratios, loan terms, loan amounts, borrower creditworthiness and other requirements.

Operational risk - the risk of loss resulting from inadequate or failed processes, people, systems or from external events.

Option - an option is a contract that gives the holder the right but not the obligation to buy (or sell) a specified amount of the underlying physical or financial commodity, at a specific price, at an agreed date or over an agreed period. Options can be exchange-traded or traded over-the- counter.

Over-the-counter (OTC) derivatives - are derivatives with tailored terms and conditions negotiated bilaterally, in contrast to exchange traded derivatives that have standardised terms and conditions.

Own credit adjustment - the effect of RBSH Group’s own credit standing on the fair value of financial liabilities.

Past due - a financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.

Potential problem loans - loans for which an impairment event has taken place but no impairment provision is required. This category is used for fully collateralised advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

Prime - prime mortgage loans generally have low default risk and are made to borrowers with good credit records and a monthly income that is at least three to four times greater than their monthly housing expense (mortgage payments plus taxes and other debt payments). These borrowers provide full documentation and generally have reliable payment histories.

Private equity investments - equity investments in operating companies not quoted on a public exchange. Capital for private equity investment is raised from retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

Probability of default (PD) - the likelihood that a customer will fail to make full and timely repayment of credit obligations over a one year time horizon.

Regular way purchase or sale - a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

Regulatory capital - the amount of capital that RBSH Group holds, determined in accordance with rules established by the FSA for the consolidated Group and by local regulators for individual Group companies.

Renegotiated loans - loans are generally renegotiated either as part of the ongoing banking relationship with a creditworthy customer or in response to a borrower's financial difficulties. In the latter case, renegotiation encompasses not only revisions to the terms of a loan such as a maturity extension, a payment moratorium, a concessionary rate of interest but also the restructuring of all or part of the exposure including debt forgiveness or a debt for equity swap. Loans renegotiated as part of the ongoing banking relationship with a creditworthy customer are treated as new loans.

Repurchase agreement (Repo) - see Sale and repurchase agreements.

Residential mortgage backed securities (RMBS) - asset-backed securities for which the underlying asset portfolios are residential mortgages.

Restructured loans - see Renegotiated loans.

Retail loans - loans made to individuals rather than institutions. The loans may be for car purchases, home purchases, medical care, home repair, holidays and other consumer uses.

Return on equity - profit attributable to ordinary and B shareholders divided by average shareholders’ equity as a percentage.

Reverse repurchase agreement (Reverse repo) - see Sale and repurchase agreements.

Risk appetite - an expression of the maximum level of risk that RBSH Group is prepared to accept to deliver its business objectives.

Additional Information continued	Additional information

Glossary of terms continued
Risk elements in lending (REIL) - impaired loans and accruing loans which are contractually overdue 90 days or more as to principal or interest.

Risk-weighted assets  (RWAs) - assets adjusted for their associated risks using weightings established in accordance with the Basel Capital Accord. Certain assets are not weighted but deducted from capital.

Sale and repurchase agreements - in a sale and repurchase agreement one party, the seller, sells a financial asset to another party, the buyer, at the same time the seller agrees to reacquire and the buyer to resell the asset at a later date. From the seller's perspective such agreements are repurchase agreements (repos) and from the buyer's reverse repurchase agreements (reverse repos).

Securitisation - a process by which assets or cash flows are transformed into transferable securities. The underlying assets or cash flows are transferred by the originator or an intermediary, typically an investment bank, to a special purpose entity which issues securities to investors. Asset securitisations involve issuing debt securities (asset-backed securities) that are backed by the cash flows of income-generating assets (ranging from credit card receivables to residential mortgage loans). Liability securitisations typically involve issuing bonds that assume the risk of a potential insurance liability (ranging from a catastrophic natural event to an unexpected claims level on a certain product type).

Settlement balances - payables and receivables that result from purchases and sales of financial instruments recognised on trade date.  Asset settlement balances are amounts owed to RBSH Group in respect of sales and liability settlement balances are amounts owed by RBSH Group in respect of purchases.

Sovereign exposures - exposures to governments, ministries, departments of governments and central banks.

Special purpose entity (SPE) - an entity created by a sponsor, typically a major bank, finance company, investment bank or insurance company. An SPE can take the form of a corporation, trust, partnership, corporation or a limited liability company. Its operations are typically limited for example in a securitisation to the acquisition and financing of specific assets or liabilities.

Structured credit portfolio (SCP) - a portfolio of certain of RBSH Group’s illiquid assets - principally CDO super senior positions, negative basis trades and monoline exposures - held within Non-Core division.

Structured Investment Vehicle (SIV) - a limited-purpose operating company that undertakes arbitrage activities by purchasing highly rated medium and long-term, fixed-income assets and funding itself with short-term, highly rated commercial paper and medium-term notes.

Structured notes - securities that pay a return linked to the value or level of a specified asset or index. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

Student loan related assets - assets that are referenced to underlying student loans.

Subordinated liabilities - liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

Sub-prime - mortgage loans to customers with one or more high risk characteristics, such as: unreliable or poor payment histories; loan-to-value ratio of greater than 80%; high debt-to-income ratio; the loan is not secured on the borrower's primary residence; or a history of delinquencies or late payments on the loan.

Super senior CDO - the most senior class of instrument issued by a CDO vehicle. They benefit from the subordination of all other instruments, including AAA rated securities, issued by the CDO vehicle.

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

US Government National Mortgage Association - see Ginnie Mae.

Unaudited - financial information that has not been subjected to the audit procedures undertaken by RBSH Group's auditor to enable them to express an opinion on RBSH Group's financial statements.

US Federal Agencies - see Federal Agencies

VaR - a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels.

Wholesale funding - wholesale funding comprises Deposits by banks, Debt securities in issue and Subordinated debt.

Wrapped security - a debt security where the holder benefits from credit protection provided by a third party, typically a financial guarantor or monoline insurer.

Write down - a reduction in the carrying value of an asset to record a decline in its fair value or value in use.

Wrong-way risk - the risk of loss when the risk factors driving the exposure to a counterparty or customer are positively correlated with the creditworthiness of that counterparty ie the size of the exposure increases at the same time as the risk of the counterparty or customer being unable to meet that obligation, increases.

Additional Information continued	Additional information

Capitalisation of RBSH Group
The following table shows RBSH Group’s issued and fully paid share capital, owners’ equity and indebtedness on an unaudited consolidated basis in accordance with IFRS as of December 31, 2011.

As of 31 December, 2011 €m
Share capital – allotted, called up and fully paid
Ordinary shares, par value €0.56 per share	1,852
Retained income and other reserves	1,466
Owner’s equity	3,318
Indebtedness
Debt securities in issue	17,714
Subordinated liabilities	6,859
Total indebtedness	24,573
Total capitalisation and indebtedness	27,891

Additional Information continued	Additional information

Documents on Display
We are subject to the information requirements of the US Securities Exchange Act of 1934, as amended, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance therewith, we file or furnish reports and other information with the SEC. For further information about RBSH Group, we refer you to the filings we have made with the SEC. Statements contained in this Annual Report concerning the contents of any document are not necessarily complete. If a document has been filed as an exhibit to any filing we have made with the SEC, we refer you to the copy of the document that has been filed. Each statement in this Annual Report relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

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

Additional Information continued	Additional information

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this report on its behalf.

RBS HOLDINGS N.V. (Registrant)
Amsterdam, 23 March 2012	By:	/s/ Jan de Ruiter
		Name:	Jan de Ruiter
		Title:	Chairman of the Managing Board

	By:	/s/ Pieter van der Harst
		Name:	Pieter van der Harst
		Title:	Chief Financial Officer

Additional Information continued	Additional information

Important addresses

Company Secretariat
Gustav Mahlerlaan 350
1082 ME Amsterdam
PO Box 12925
The Netherlands
Telephone: + 31 20 464 99 99

Investor Relations
280 Bishopsgate
London EC2M 4RB
Telephone: +44 (0)207 672 1758
Facsimile: +44 (0)207 672 1801
Email: investor.relations@rbs.com

Registered office
Gustav Mahlerlaan 350
1082 ME Amsterdam
PO Box 12925
The Netherlands

Website
www.rbs.nl

INDEX TO EXHIBITS

Exhibit No.	Description
1.1	English translation of the amended Articles of Association of RBS Holdings N.V.

7.1	Statement regarding computation of ratio of earnings to fixed charges

8.1	List of Subsidiaries

12.1	Certification of principal executive officer, required by Rule 13a-14(a)

12.2	Certification of principal financial officer, required by Rule 13a-14(a)

13.1	Certification required by Rule 13a-14(b)

15.1	Consent of Deloitte Accountants B.V., independent registered public accounting firm
____________________________

1.1 – Previously filed as an exhibit to our annual report on Form 20-F for the year ended December 31, 2010, filed on March 30, 2011.

8.1 – Incorporated herein by reference to Note 15 to our consolidated financial statements included herein.

RBS Holdings N.V. hereby agrees to furnish to the Securities and Exchange Commission (the “SEC”), upon its request, a copy of any instrument defining the rights of the long-term debt of itself or any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the SEC.